Form 20-F
period 2002-12-31
ENERSIS SA
filed 2003-06-30
CIK 912505

Click Here for Contents

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-12440

ENERSIS S.A.
(Exact name of Registrant as specified in its charter)

ENERSIS S.A.	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Santa Rosa 76, Santiago
Santiago, Chile
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
US$ 300,000,000 6.90% Notes due December 1, 2006	New York Stock Exchange
US$ 350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
US$ 150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  Shares of Common Stock: 8,291,020,100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES      NO

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17      ITEM 18

Back to Contents

ENERSIS
Distribution
Trading
Generation
Transmission
Chilectra 98.2%
Río Maipo 98.7%
Edesur 65.1%
Edelnor 33.4%
Cerj 62.0%
Coelce 27.4%
Codensa 21.7%
CEMSA 45.0%
Endesa Chile 60.0%
Costanera 51.9%
El Chocón 47.5%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
Gasatacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
C.G.T.F 48.8%
Services
Information & Telecommunications
Engineering
CAM 100%
Synapsis 100%
Ingendesa 97.6%
Real Estate
Inmobiliaria M. Velasco 100%
Infrastructure
Autopista del Sol 60.0%
Infraestructura 2000 60.0%
Autopista Los Libertadores 58.4%
Túnel El Melón 100%
Gas Pipeline
Atacama Chile 50.0%
Electrogás 42.5%
Atacama Argentina 50.0%
Gasoducto Tal Tal 50.0%

Back to Contents

INTRODUCTION

Financial Information

As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refers to ENERSIS S.A. (“Enersis”) and its consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2002.

In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “US dollars” or “US$” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento.  The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2002, 1 UF was equivalent to Ch$ 16,744.12.  The US dollar equivalent of 1 UF was US$ 23.30 for December 31, 2002, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2002 of Ch$ 718.61 per US$ 1.00.

Our consolidated financial statements, as well as the audited consolidated financial statements of our electricity generation subsidiary Empresa Nacional de Electricidad S.A., or Endesa-Chile, and, unless otherwise indicated, other financial information concerning our company or Endesa-Chile included in this annual report are presented in constant Chilean pesos in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS.  Data expressed in Chilean pesos for all periods in our audited consolidated financial statements for the three fiscal years ended December 31, 2002, as well as Endesa-Chile’s consolidated financial statements for the same periods are expressed in constant Chilean pesos as of December 31, 2002.  See note 2(c) to our consolidated financial statements and note 2(c) to Endesa-Chile’s consolidated financial statements included in this annual report.  For Chilean accounting purposes, inflation adjustments are calculated based upon a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”).  The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Institute of Statistics”).  For example, the inflation adjustment applicable for the 2002 calendar year would be the percentage change between the November 2001 Chilean CPI and the November 2002 Chilean CPI, which was 3.0%.  Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”).  See Note 34 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to us and a reconciliation to US GAAP of net income and stockholders’ equity for the period and as of the dates therein indicated.  Certain amounts may not add up due to rounding.

Under Chilean GAAP, we consolidate the results of operations of a company defined as a “subsidiary” under Law No. 18,046.  In order to consolidate a company, we must generally satisfy one of two criteria:

•	control, directly or indirectly, more than a 50% voting interest in that company; or

•	nominate or have the power to nominate a majority of the board of directors of that company if we control 50% or less of the voting interest of that company.

As of December 31, 2002, we consolidated Endesa-Chile, Chilectra S.A. (“Chilectra”), Compañía Eléctrica del Río Maipo S.A. (“Río Maipo”), Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A. or “Edelnor”), Empresa Distribuidora Sur S.A. (“Edesur”), Inmobiliaria Manso de Velasco Limitada (“Manso de Velasco”), Synapsis Soluciones y Servicios IT Ltda.  (“Synapsis”), Compañía Americana de Multiservicios Ltda.  (“Cam”), Companhia de Electricidade do Río de Janeiro (“Cerj”), Luz de Bogotá, S.A. (which in turn consolidated Codensa S.A.  E.S.P.  or “Codensa”) and Investluz (which in turn consolidated Companhia Energética do Ceará or“Coelce”).  Due to consolidating adjustments, financial data reported by us relating to our consolidated subsidiaries may be materially different from that reported by our

Back to Contents

consolidated subsidiaries on a stand-alone basis.  Endesa-Chile, in turn, consolidated all of its operational Chilean subsidiaries.  In Argentina, Endesa-Chile consolidated the hydroelectric company Hidroeléctrica El Chocón S.A. (“El Chocón”) and thermoelectric companies Central Costanera S.A. (“Costanera”) and Central Termoeléctrica Buenos Aires S.A. (“CBA”).  In Colombia, Endesa-Chile consolidated generation companies Central Hidroeléctrica de Betania S.A.  E.S.P.  (“Betania”)and Emgesa S.A.  E.S.P.  (“Emgesa”).  Endesa-Chile also consolidated the hydroelectric company Centrais Eléctricas Cachoeira Dourada S.A. (“Cachoeira Dourada”) in Brazil and the generation company Edegel S.A.A. (“Edegel”) in Peru.

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into US$ at specified rates.  Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates.”  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  No representation is made that the Chilean peso or US dollar amounts shown in this annual report could have been or could be converted into US$ or Chilean pesos, as the case may be, at such rate or at any other rate.  See “Item 3.  Key Information—A. Selected Financial Data—Exchange Rates.”

Technical Terms

References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts.  Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities.  One GW = 1,000 MW, and one MW = 1,000 kW.  Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by our generators.

Energy losses are calculated on a rolling twelve-month basis by:

•	subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a given twelve-month period; and

•	calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same twelve-month period.

Calculation of Economic Interest

References are made in this annual report to the “economic interest” of Enersis in its subsidiaries or related companies.  In circumstances where Enersis does not own its interest in a subsidiary or related company directly, the economic interest of Enersis in such ultimate subsidiary or related company is calculated by multiplying the percentage ownership interest of Enersis in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or related company.  For example, if Enersis owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Enersis’ economic ownership interest in such related company would be 24%.  References are made in this annual report to the economic interest of Endesa-Chile in its subsidiaries and related companies.  Calculation of Endesa-Chile’s economic interest is made based on the same method used to calculate the economic interest of Enersis.

Enersis, a holding company engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock.  ENDESA, S.A. (“Endesa-Spain”), the largest electricity generation and distribution company in Spain, owned a 65% beneficial interest in Enersis as of December 31, 2002.

Back to Contents

Forward-Looking Statements

This annual report contains statements that are or may constitute forward-looking statements.  These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our Financial Strengthening Plan;

•	our capital investment program and development of new products;

•	our cost reduction project, the Genesis Project;

•	trends affecting our financial condition or results of operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to:

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of Latin America where we conduct a large portion of our business; and

•	the factors discussed below under “Risk Factors.”

You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this annual report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Back to Contents

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements including their notes, included elsewhere in this annual report.  Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from US GAAP.  Note 34 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated.  Financial data as of or for each of the five years ended December 31, 2002 in the following table have been restated in constant Chilean pesos as of December 31, 2002.  All data, except ratios and operating data, are in millions.  For convenience purposes, all data presented in US$ as of or for the year ended December 31, 2002 are translated at the Observed Exchange Rate of Ch$ 718.61 per US$ 1.00.  Such translations should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into US$ at the rates indicated or used herein or at all.  For information concerning historical exchange rates, see “—Exchange Rates” below.

Under Chilean GAAP and US GAAP, we consolidated the following electricity distribution companies:  Chilectra, Río Maipo, Distrilima (which in turn consolidated Edelnor) and Edesur.  For the year ended December 31, 1998, Enersis consolidated Endesa-Chile, our electricity generation subsidiary, under Chilean GAAP, but not for US GAAP purposes.  Beginning in June 1, 1999, Enersis consolidated the financial statements of Endesa-Chile for Chilean GAAP and US GAAP purposes by virtue of owning 60.0% of its shares.

We also consolidated under Chilean GAAP and US GAAP all of our non-electricity utility businesses, including Manso de Velasco, our real estate development subsidiary, Cam, our procurement and services company and Synapsis, our computer systems company, among others.  The financial statements of Distrilima have been consolidated since the acquisition of Distrilima in August 1994.  The financial statements of Edesur were first consolidated for the 1995 fiscal year and have been consolidated for subsequent periods.  The financial statements of Endesa-Chile were first consolidated for the 1996 fiscal year and have been consolidated for subsequent periods.  In 2000, we sold our water utility companies, Esval and Aguas Cordillera, as well as our electricity transmission company, Transelec.  Therefore, those companies ceased to be reflected in our financial statements as of December 31, 2000.  Our other principal operating subsidiaries have been consolidated since prior to 1993.

As of December 31, 1998, we accounted for our interests in Luz de Bogotá (which owns a 51.3% interest in Codensa), Cerj and Investluz (which owns a 56.6% interest in Coelce) using the equity method.  As described in note 2 to our consolidated financial statements, effective January 1, 1999, we began to consolidate these companies because we obtained the right to elect a majority of the board of directors.  We also include in “equity in income of related parties” the equity in income of entities in which Endesa-Chile owns interests and for which Endesa-Chile accounts for as equity-method investees.

Effective January 1, 1998, the method of measuring our net investments in our foreign affiliates was changed prospectively to comply with a change in the Chilean GAAP foreign currency translation standards.  In prior years, foreign investments were measured in Chilean pesos at historical rates of exchange and then price-level restated using the Chilean consumer price index.  From January 1, 1998, foreign investments are first translated into US$ at historical rates of exchange and then into Chilean pesos at the closing rate of exchange.  In addition, certain US dollar-denominated liabilities may now be designated as hedges of the net foreign investment.  Effective

Back to Contents

January 1, 1998, the unrealized exchange gains or losses resulting from the translation of the financial statements of foreign investees and the related hedges are not recorded in income, but in a separate component of shareholders’ equity.  See “Item 5.  Operating and Financial Review and Prospects—Price Level Restatement.”

The information detailed in the following table includes changes in certain accounting policies for the five years ended December 31, 2002, which affect the comparability of the information presented below.  Beginning January 1, 1998, we adopted new accounting policies for foreign currency translations, amortization of intangibles, and amortization of goodwill.  Beginning January 1, 2000, we adopted new accounting policies concerning the accounting for deferred taxes in accordance with a new Chilean accounting standard.  See note 3 to our consolidated financial statements for a further description of changes in accounting policies.

	As of December 31,

	1998	1999	2000	2001	2002	2002 (1)

	(Constant Ch$ millions as of December 31, 2002 except ratios, operating data, and per share/ADS amounts)					(in millions US$)
Consolidated Income Statement Data
Chilean GAAP:
Revenues from operations	1,766,446	2,524,875	2,757,047	3,059,381	2,485,873	3,459.3
Cost of operations	(1,074,913)	(1,775,516)	(1,895,035)	(2,025,312)	(1,730,050)	(2,407.5)
Administrative and selling expenses	(148,134)	(272,114)	(309,263)	(279,525)	(223,179)	(310.6)
Operating income	543,399	477,245	552,749	754,544	532,644	741.2
Equity in income of related companies	26,434	1,720	77	(10,700)	8,264	11.5
Goodwill amortization	(23,784)	(58,302)	(71,714)	(80,576)	(506,344)	(704.6)
Interest (expense) income, net	(209,554)	(378,956)	(450,597)	(396,208)	(354,252)	(493.0)
Price level restatement	(20,817)	(154,409)	(16,503)	(28,368)	(11,145)	(15.5)
Other non-operating income, net	16,894	144,935	369,326	10,764	66,947	93.2
Income before income taxes, minority interest and amortization of negative goodwill	332,572	32,233	383,338	249,457	(263,886)	(367.2)
Income taxes	(82,703)	(94,780)	(146,323)	(129,850)	(66,017)	(91.9)
Non recurring items	—	—	—	—	(22,376)	(31.1)
Minority interest	(183,243)	(62,691)	(184,000)	(125,153)	16,283	22.7
Amortization of negative goodwill	36,149	38,335	42,646	47,700	112,248	156.2
Net income (loss)	102,775	(86,903)	95,661	42,154	(223,748)	(311.4)
Net income (loss) per share	15.11	(12.78)	13.26	5.08	(26.99)	(0.04)
Net income (loss) per ADS (3)	755.70	(638.99)	662.84	254.22	(1,349.34)	(1.88)
Dividends payable per share (7)	6.20	—	1.86	—	—	—
Dividends payable per ADS in US$ (3) (4) (7)	0.58	—	0.15	—	—	—
Weighted average shares outstanding (million)	6,800	6,800	7,216	8,291	8,291	8,291
US GAAP (2):
Operating income	557,870	303,261	769,194	805,098	(216,055)	(300.7)
Equity in income of related companies	31,896	(5,387)	77	(28,176)	23,294	32.4
Income taxes	(79,141)	(60,572)	(232,331)	(220,247)	(2,755)	(3.8)
Net income (loss) from continuing operations	113,842	(96,010)	71,171	2,805	(330,076)	(459.3)
Income (loss) from discontinued operations net of tax and minority interest	(1,464)	1,111	260	284	166	0.2
Net income (loss)	112,378	(94,899)	74,431	3,089	(329,910)	(459.1)
Net income (loss) on continuing operations per share	16.7	(14.1)	10.3	0.3	(39.8)	(0.1)

Back to Contents

	As of December 31,

	1998	1999	2000	2001	2002	2002 (1)

	(Constant Ch$ millions as of December 31, 2002 except ratios, operating data, and per share/ADS amounts)					(in millions US$)
Income (loss) on discontinued operations per share	(0.2)	0.1	0.0	0.0	0.0	0.0
Net income (loss) per share	16.5	(14.0)	10.3	0.3	(39.8)	(0.1)
Net income (loss) on continuing operations per ADS	837.1	(706.0)	513.9	16.9	(1,990.6)	(2.8)
Income (loss) on discontinued operations per ADS	(10.8)	8.2	1.8	1.7	1.0	0.0
Net income (loss) per ADS (3)	826.3	(697.8)	515.7	18.8	(1,989.6)	(2.8)
Consolidated Balance Sheet Data
Chilean GAAP:
Total assets	8,489,490	12,367,931	11,755,354	12,759,799	12,621,165	17,563.3
Long-term debt	3,825,427	6,170,757	5,224,792	5,832,363	5,413,608	7,533.4
Minority interest	3,012,495	4,005,372	3,730,725	4,073,571	4,050,603	5,636.7
Shareholders’ equity	894,305	776,800	1,168,761	1,214,562	1,005,580	1,399.3
US GAAP (2):
Total assets	2,929,409	12,221,812	11,830,179	13,089,810	12,313,073	17,134.6
Long-term debt	1,103,830	6,172,364	5,470,918	6,408,876	5,205,849	7,244.3
Minority interest	500,725	3,901,091	3,569,739	3,976,904	4,270,494	5,942.7
Shareholders’ equity	845,920	774,197	1,131,339	1,154,674	852,134	1,185.8
Other Consolidated Financial Data
Chilean GAAP
Equity/Capitalization (%) (5)	11.6%	7.1%	11.5%	10.9%	10.5%
Return on equity (%) (6)	11.3%	—	9.6%	3.5%	—
US GAAP
Equity/Capitalization (%) (5)	34.5%	7.1%	11.1%	10.0%	8.2%
Return on equity (%) (6)	13.7%	—	7.6%	0.3%	—

(1)	Chilean peso amounts have been translated into US$at the rate of Ch$718.61 per US$1.00, the Observed Exchange Rate on December 31, 2002.
(2)
Under US GAAP, which differs from Chilean GAAP, prior to our acquisition of an additional 34.7% interest in May 1999, Endesa-Chile was not consolidated for the two fiscal years ended December 31, 1998.  Endesa-Chile was consolidated under Chilean GAAP for the full year ended December 31, 1999 and under US GAAP as of June 1, 1999.  See “Item 5.  Operating and Financial Review and Prospects.”

(3)
Per ADS amounts in millions of constant Chilean pesos are determined by multiplying per share amounts by 50 (1 ADS = 50 Shares).  Per share amounts in millions of US$are determined by dividing per ADS amounts by 50.

(4)	US dollar amounts are calculated by applying the US dollar exchange rate on the dividend payment date to the nominal Chilean peso amount.
(5)	Shareholders’ equity divided by total capitalization. Total capitalization is defined as long-term debt, minority interest and shareholders’ equity.
(6)	Net income for the current fiscal period divided by the average of shareholders’ equity at the end of the current fiscal period and shareholders’ equity at the prior fiscal year end.
(7)	This chart details dividends payable in any given year, and not necessarily paid that same year.

Back to Contents

	As of or for the year ended December 31,

	1998	1999	2000	2001	2002

Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh) (1)	8,175	8,425	8,854	9,585	9,952
Number of Customers (thousands)	1,212	1,239	1,262	1,289	1,319
Total Energy Losses (%) (2)	6.0	5.3	5.2	5.4	5.6
Río Maipo
Electricity Sold (GWh)	1,016	1,050	1,191	1,245	1,274
Number of Customers (thousands)	267	274	287	294	302
Total Energy Losses (%) (2)	6.0	5.8	5.4	6.4	6.2
Edesur
Electricity Sold (GWh)	11,680	12,325	12,597	12,909	12,138
Number of Customers (thousands)	2,094	2,105	2,108	2,097	2,090
Total Energy Losses (%) (2)	8.1	9.4	10.3	9.9	11.6
Cerj
Electricity Sold (GWh)	7,208	7,694	7,656	6,739	7,146
Number of Customers (thousands)	1,452	1,559	1,581	1,691	1,778
Total Energy Losses (%) (2)	19.1	16.5	19.7	22.7	22.6
Coelce
Electricity Sold (GWh)	5,377	5,709	5,894	5,352	5,558
Number of Customers (thousands)	1,508	1,652	1,796	1,917	2,009
Total Energy Losses (%) (2)	13.3	13.0	13.3	13.0	12.9
Codensa
Electricity Sold (GWh)	8,217	8,502	8,776	8,673	9,015
Number of Customers (thousands)	1,628	1,746	1,802	1,850	1,911
Total Energy Losses (%) (2)	19.5	13.5	10.5	11.8	10.3
Edelnor
Electricity Sold (GWh)	3,389	3,423	3,583	3,685	3,872
Number of Customers (thousands)	816	838	852	867	871
Total Energy Losses (%) (2)	9.7	9.8	9.9	8.9	8.5
Endesa-Chile
Installed capacity in Chile (MW)	3,522	4,130	4,035	3,935	3,935
Installed capacity in Argentina (MW)	3,622	3,622	3,622	3,622	3,622
Installed capacity in Colombia (MW)	3,035	3,035	3,035	3,035	2,732
Installed capacity in Brazil (MW)	658	658	658	658	658
Installed capacity in Peru (MW)	809	806	997	997	1,003
Production in Chile (GWh)	12,188	13,672	15,346	15,741	16,286
Production in Argentina (GWh)	7,310	9,150	10,129	9,948	7,168
Production in Colombia (GWh)	11,489	10,898	9,618	10,106	10,616
Production in Brazil (GWh)	2,941	3,222	3,406	2,256	2,467
Production in Peru (GWh)	3,072	2,950	3,623	4,176	4,279

(1)	Energy sold by Chilectra includes sales to Río Maipo, which have not been eliminated in this chart. Río Maipo purchased substantially all of its energy from Chilectra.
(2)
Energy losses are calculated on a rolling twelve-month basis by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a twelve-month period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same twelve-month period.

Back to Contents

Physical Energy Losses

In 2000, we changed the criteria used for measuring physical energy losses for our distribution companies in the five countries in which we operate to make the criteria homogeneous and comparable for all our companies, which was not the case before 2000.  We have attempted to give retroactive effect to this new criteria for 1999, but the necessary information was not always available.  Accordingly, the 1999 figures for physical energy losses are our best estimates using such partial information.  For 1998, which used the former energy loss methodology, it is impossible to give retroactive effect to the energy loss criteria adopted in 2000.

Exchange Rates

Fluctuations in the exchange rate between the Chilean peso and the US dollar will affect the US dollar equivalent of the Chilean peso price of our shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the market price of our American Depositary Shares (“ADSs”).  Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from Chilean pesos to US dollars.  In addition, to the extent our financial liabilities are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

Chile’s Ley Orgánica del Banco Central de Chile No. 18,840 (the “Central Bank Act”), enacted in 1989, liberalized the ability to buy and sell foreign exchange in Chile.  Prior to 1989, the law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.  The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign exchange can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile.  Both the Formal and Informal Exchange Markets are driven by free market forces.  Foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be necessarily remitted through the Formal Exchange Market.

For the purposes of the operation of the Formal Exchange Market, the autonomous Central Bank of Chile sets a reference exchange rate (dólar acuerdo) (the “Reference Exchange Rate”).  The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the US dollar, the Japanese yen and the € in a ratio of 80:5:15, respectively.  To keep the average exchange rate within certain limits, the Central Bank may intervene by buying or selling foreign exchange in the Formal Exchange Market.  The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others).  There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.  Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  On December 31, 2002, the Informal Exchange Rate was Ch$ 720.50, or 0.23% higher than the published Observed Exchange Rate of Ch$ 718.61 per US$ 1.00.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.  No representation is made that the Chilean peso or US dollar amounts referred to herein could have been or could be converted into US dollar or Chilean pesos, as the case may be, at the rates indicated or at any other rate.  The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.  On June 20, 2003, the Observed Exchange Rate was Ch$ 705.75 = US$ 1.00.

Back to Contents

	Observed Exchange Rate (1) (Ch$ per US$)

Year	Low(2)	High(2)	Average(3)	Period-end

1998	439.58	475.41	462.20	472.41
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61

Last six months

2003
January	709.22	738.87
February	733.10	755.26
March	725.79	758.21
April	704.42	729.78
May	694.22	714.10
June (through June 20, 2003)	705.24	717.40

Source:  Central Bank of Chile.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.
(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.
(3)	The average of the exchange rates on the last day of each month during the period.

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk Factors.

Risk Factors Relating to Enersis

Our business depends heavily on hydrological conditions.

A substantial portion of the operations of our subsidiary, Endesa-Chile, in Chile, Argentina, Brazil, Colombia and Peru involves hydroelectric generation and, accordingly, we are dependent upon hydrological conditions prevailing from time to time in the geographic regions in which we operate.  In particular, we are exposed to the risks discussed below.

Drought conditions may hurt the profitability of our electricity generation subsidiaries.

During periods of drought or other adverse hydrological conditions, electricity from thermal generators, including those that are fueled with natural gas or coal, is dispatched more frequently.  During such periods, Endesa-Chile is required to purchase electricity from thermal producers, to the extent Endesa-Chile’s own production is not sufficient to fulfill contractual obligations.  The cost of these spot market purchases may exceed the price at which Endesa-Chile sells electricity under contracts, resulting in a loss.

With the aim of decreasing to some extent the effects of a protracted future drought, Endesa-Chile changed its commercial policy in 2000 by decreasing its energy sales levels to better match the amount of firm energy associated with its installed capacity, giving priority to its higher-paying clients and to industrial firms and distribution companies that demand larger amounts of energy and limiting sales to regulated customers.  While Endesa-Chile enacted this change to lessen the impact of a protracted drought period, we can give you no assurance

Back to Contents

that this change in policy will insulate Endesa-Chile or our operations from negative consequences of a protracted drought period.

Rationing periods may also affect the profitability of our distribution subsidiaries as a result of a reduction in available energy levels and an increase in operating expenses among other things.

We may have to pay regulatory penalties related to operating our business if a rationing occurs.  Under current Chilean law, we may be required to pay the following three types of costs or penalties during periods of electricity rationing imposed by the Chilean authorities:

•
Our generation and distribution businesses may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual (“UTM”), or approximately US$44, to 10,000 Unidades Tributarias Anuales (“UTA”), or approximately US$5 million.  Any company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, is subject to these fines, which apply in cases where, in the opinion of the SEF, there are operational failures that affect the regular energy supply to the system.  These fines are subject to appeal by SEF-regulated companies.

•
If our Chilean generation subsidiaries are required to buy electricity on the spot market during a period in which a rationing decree is in effect, they are required to pay a “failure cost” set by the authorities.

•
If any end-consumer of electricity in Chile fails to receive electricity during any declared rationing period, that consumer must be paid a “compensation payment,” which would be equal to a “failure cost” set by regulatory authorities.  There have been no compensation payments imposed during the three years ended December 31, 2002.

A drier than normal rainy season in Brazil caused reservoir levels in southeastern Brazil to fall significantly in 2001.  Given the importance of water in Brazil’s supply mix, the Brazilian government imposed a rationing period from June 2001 through March 2002, which affected the southeastern and northeastern regions of the country, where our distributors are located.  There can be no assurance that further rationing periods will be avoided in Brazil for our distribution subsidiaries.

If rationing policies are imposed by regulatory authorities as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results of operations may be affected adversely in a material way.

Our business is subject to significant regulatory fines.

We may be required to pay fines or to compensate customers if we are unable to deliver electricity to them even if such failure is due to forces outside of our control.

Regulators in Argentina have required us to compensate end-users of electricity when we were unable to deliver electricity to them for reasons other than hydrological conditions, even when our failure to deliver the electricity was due to forces outside of our control.  For example, in 1999, Argentine regulators required us to pay approximately US$ 95.4 million in fines as a consequence of electricity outages resulting from a fire in one of our distribution substations belonging to Edesur.  The imposition of these penalties in Argentina increased our operating costs significantly and was not accounted for under the tariff structure(s) that determine our revenues.  Our profitability will be affected adversely if we are required to pay penalties under similar circumstances in the future.  No assurances can be given that such penalties will not be assessed in the five countries in which we carry out our operations.

Changes in government regulations may impose additional operating costs and may cause revenues to decline.

Our operating subsidiaries, as public utilities, are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate.  The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Argentina since 1992, in Peru since 1993, in Colombia since 1994 and in Brazil since 1997.  The National Congress in Chile is in the process of discussing an amendment to the electricity sector’s regulatory framework through a project known as the Ley Corta (“Short Law”).  Although there

Back to Contents

has been considerable discussion about the Short Law in the media, we are unable to predict whether or in what form any amendments to the electricity sector’s regulatory framework will be enacted, or the timing and applicability of any new legislation.  Such amendments could affect our profitability adversely by increasing the costs associated with generating and distributing electricity and/or decreasing the revenues we earn from these activities.  In Colombia, the tariff-setting process is under way for distribution and trading activities for the next five years.  Furthermore, modifications to Chile’s Electricity Law, enacted in June 1999, increased the cost of doing business for Chile’s electricity generators, particularly hydro-based electricity generators such as Endesa-Chile.  The modifications include a system of graduated fines for companies that do not comply with regulations, including maximum fines equivalent to approximately US$ 5 million, a requirement to pay 25% of total outstanding fines before appeals can be made and mandatory compensation for regulated users affected by electricity cuts.  There have been no such regulatory payments for the 3-year period ending December 31, 2002.  We can provide no assurance that these modifications will not affect our future profitability adversely by increasing the costs associated with generating and distributing electricity.

The modifications to Chile’s Electricity Law have affected our strategic planning for our distribution companies.  During 2002, at least two Chilean electricity distribution companies (including Chilectra) announced several open bids for energy and power contracts.  Chilectra was awarded an energy supply contract for the first time in two years, which accounts for only 4.7% of its needs.  In most cases, the bidding processes were abandoned as no generation companies were interested in participating.  We attribute this lack of interest to the new rules, which do not provide adequate commercial incentives for generation companies to contract for more than their firm capacity.  Nevertheless, Resolution No. 88 of the Economy Ministry requires distribution companies to buy energy and power at market prices in absence of contracts with generation companies.

On May 3, 2000 another change to the regulatory framework in Chile Ley General de Servicios Eléctrico en Chile was made through Law No.19,674, which regulates services relating to energy supply in such cases where the regulatory authority believes that there are no prevailing market conditions to guarantee a market tariff regime.  These services include, among others, meter renting, disconnection and reconnection of service, public lighting installation and maintenance.  Our distribution companies in Chile derive important revenues from all these services and we cannot make any assurance that our revenues will not be affected negatively by the regulation.

We and our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits.  As with any regulated company, we cannot assure you that these environmental impact studies will be approved by governmental authorities, that public opposition will not result in delays or modifications to any proposed project or that laws or regulations will not change or be interpreted in a manner that could adversely affect our operations or our plans for the companies in which we hold an investment.

Following the Brazilian electricity crisis in 2001, the Electricity Sector Model Revitalization Committee of the former Brazilian federal government announced several measures to revitalize the energy sector in order to ensure a higher level of competition, encourage further investments and increase the transparency in the rules that regulate these services.  However, these proposals were not implemented due to political changes in Brazil.  The new executive government has undertaken a new phase of studies to determine the necessary changes to the electricity regulatory framework.  The objective of this new restructuring of the regulatory framework is to simplify the operation of the electricity sector, provide long term stability, give meaning to the concept of a service provider and redefine the important roles of the public and private sectors.  It is not yet possible to predict the magnitude of the reforms, and consequently, we cannot quantify their potential effect over the companies we own.

Our business could be affected by the proposals being considered by the Chilean Congress in respect to our water rights.

Approximately 74% of Endesa-Chile’s installed capacity in Chile is hydroelectric.  We own water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near Endesa-Chile’s production facilities.  Under current law, these water rights are of unlimited duration; they are absolute and unconditional property rights and they are not subject to further challenge.  The Chilean Congress is currently considering a proposal to revise the laws governing unused water rights.  Under the proposal, Endesa-Chile would have to pay a fee each year in which such water rights continued unused.  We are unable to predict whether or in

Back to Contents

what form any such proposed changes to the laws governing water rights will be enacted.  We cannot assure you any changes would not, if enacted, have a material adverse effect on either Endesa-Chile or our operations.

We may not be able to fully implement our principal strategies.

Our future results of operations will depend in significant part upon our ability to implement some of our principal strategies including operating and financial cost reductions, which we announced in 1999 as the Genesis Project.  For more information on the Genesis Project, see “Item 4.  Information on the Company—B. Business overview—Business Strategy—Enhance our Operating Margin through Cost Reductions.”  The success of our strategy to cut costs generally will depend upon numerous factors, including the cost and availability of financing and our ability to achieve the operating efficiencies that have been budgeted for our subsidiaries.  If we are unsuccessful in any of these strategies, our profitability and the value of our Shares and ADSs could suffer.  Our ability to carry out these strategies could be adversely affected by a number of factors, including:

•	the inability to repay or refinance existing debt on more favorable terms and/or to finance expansion;

•	the inability to enhance operating efficiencies for our existing subsidiaries; and

•	the emergence of more competition in the five countries in which we operate.

Construction of new facilities may be adversely affected by factors commonly associated with new construction projects.

Factors that may affect our ability to build new facilities include:

•	delays in obtaining regulatory approvals, including environmental permits;

•	shortages or changes in the price of equipment, materials or labor;

•	local opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•	adverse weather conditions, which may delay the completion of power plants, or natural disasters, accidents or other unforeseen events; and

•	inability to obtain financing at affordable rates.

Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects contemplated.

We may encounter difficulties in fully implementing our Financial Strengthening Plan and assuring the liquidity needed to make payments on publicly issued bonds.

On October 4, 2002, Enersis’ board of directors unanimously approved a financial plan aimed at strengthening our equity base, refinancing the debt of some of our subsidiaries, selling some of our assets in order to deal with potential short-term liquidity issues and improving our cash flow over a three-year horizon.  Over the next few months, some modifications were made to the original plan, including raising the size of the approved capital increase by US$ 500 million (from US$ 1.5 billion to US$ 2 billion), and a decision to refinance substantially all the bank debt coming due at the Enersis and Endesa-Chile levels, instead of at the subsidiary levels.  The original plan, as modified over the course of the next few months, came to be widely known, both internally and in the media, as the “Financial Strengthening Plan.”  Although well advanced, the portions of this Financial Strengthening Plan that were meant to be completed in 2003 have not been fully completed as of the time of this annual report.  In particular, a portion of the capital increase is scheduled to be completed in the second half of 2003, and not all the assets that were planned for sale have been sold.  There can be no assurance that the remaining components of the Financial Strengthening Plan meant to be completed in 2003 will be successfully completed this year, or in the future.

Back to Contents

In order to improve our capital structure and to resolve our significant liquidity risk issues, the Financial Strengthening Plan, as modified, contemplates the following four basic strategies:

(a)	a capital increase in Enersis of up to approximately US$ 2 billion;

(b)	the divestiture of certain assets in 2003, including:

•	hydroelectric plant Empresa Eléctrica Canutillar (“Canutillar”);

•	electricity distribution company Compañía Eléctrica del Río Maipo S.A. (“Río Maipo”);

•	real estate company Inmobiliaria Manso de Velasco S.A. (“Manso de Velasco”), if possible under current market conditions;

•	certain electricity transmission assets (wholly-owned by Endesa-Chile);

•	toll road company Infraestructura Dos Mil S.A. (“Infraestructura 2000,” wholly-owned by Endesa-Chile);

(c)
bank refinancing of all outstanding syndicated bank credit agreements extended to Enersis and Endesa-Chile and most of the bilateral credit agreements to both borrowers, in all cases maturing in 2003 and 2004, for an aggregate total of US$2.33 billion; and

(d)	operating cash flow improvements of approximately US$130 million during the three-year period ending December 31, 2005.

At the time of this annual report, a substantial portion of this Financial Strengthening Plan has been completed.  See “Item 4.  Information on the Company—B. Business overview—Business Strategy—Financial Strengthening Plan.”  Notwithstanding the fact that we have made significant progress to date in implementing the Financial Strengthening Plan, there can be no assurance that Enersis and Endesa-Chile will be able to carry out the plan completely, or otherwise entirely eliminate the liquidity risk associated with the payment of the outstanding € 400 million three-year floating rate note maturing on July 24, 2003, issued by Endesa-Chile Internacional (the “Endesa-Chile MTN”), and the 6.6% Notes due December 1, 2026 with a put option exercisable on December 1, 2003, issued in 1996 by Enersis (the “Enersis 2003 Put Yankee Bond”).  Moreover, although the semi-annual bank debt repayments scheduled under the new credit agreements begin in November 2005, Enersis and Endesa-Chile also have other public bonds that mature in 2006 and 2008 for which we may also have liquidity risks.

Our 5-year US$ 2.33 billion bank credit agreements contain stringent covenants that require us to apply most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay these facilities.  They also provide for cross-default provisions that would be triggered by defaults in relation to any single indebtedness of Enersis, or some of its more relevant subsidiaries, including Endesa-Chile, with outstanding amounts equal to or greater than US$ 30 million after the applicable grace periods (if any) have expired.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.”

Furthermore, we can give no assurance that we will be able to meet our operating cash flow improvement strategy, which is largely contingent on our ability to improve our operating efficiency and reduce operating costs.

For more discussion on our refinancing, the limitations our debt arrangements impose on our ability to undertake certain activities and conditions to borrowing, see “Item 5.  Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations.

We are a holding company with no significant assets other than the stock of our subsidiaries.  To pay our obligations, we rely on income from dividends, distributions and other cash flows from our subsidiaries.  Because we are a holding company, the claims of our subsidiaries’ creditors, including trade creditors of, and bank and other lenders to, our subsidiaries, will have priority over Enersis’ creditors, with respect to the assets and cash flow of

Back to Contents

those subsidiaries.  At December 31, 2002, our subsidiaries’ total indebtedness, including notes payable, was Ch$ 4.6 trillion (US$ 6.3 billion).

In April 2003, Companhia Elétrica de Estado de Goiás S.A. (“CELG”), the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take-or-pay contract with Cachoeira Dourada.  We are currently awaiting the final judgment on the April 2003 decision and have no assurance that the final decision will be favorable to Cachoeira Dourada.  An unfavorable decision would result in Cachoeira Dourada losing payments from its only customer, which may affect Cachoeira Dourada’s ability to pay dividends to Endesa-Chile.

The payment of dividends and distributions by our subsidiaries and related companies to us are subject, under special circumstances, to emergency restrictions on behalf of the executive authorities of Chile, the local Central Bank or other governmental bodies, as to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions, and is contingent upon their earnings and cash flows.  Additional upstreaming restrictions include the following:

•	subsidiaries where dividend distribution is prohibited in the case of default of certain loans;

•
Cerj in Brazil and Costanera (an Endesa-Chile subsidiary in Argentina) where dividend distributions, capital reductions, inter-company interest and debt repayment are prohibited while certain debt is outstanding;

•
Betania (an Endesa-Chile subsidiary in Colombia) where inter-company debt repayment is prohibited unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and inter-company interest payments are prohibited if any scheduled payment of the syndicated loan is due and not paid; and

•	Argentina, which restricted the payment of dividends abroad during 2002 and until February 2003.

We are not aware of any other material legal restrictions on the payment to us of dividends or distributions in the various jurisdictions where our material subsidiaries and related companies operate, other than customary restrictions limiting dividends as to the amount of net income and retained earnings.  Certain consortium investment agreements of our subsidiaries restrict the payment of dividends or distributions under certain circumstances.  We cannot assure you that legal restrictions will not be imposed, or that additional contractual restrictions will not arise in the future.

Risk Factors Related to Argentina

The current macroeconomic situation in Argentina and the changes to regulations affecting our Argentine subsidiaries could affect the ability of our Argentine subsidiaries to meet their obligations.

On January 6, 2002, the Argentine Congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (“Economic Emergency Law”).  The Economic Emergency Law amended the law that had pegged the Argentine peso at parity with the US dollar since April 1991.  The Economic Emergency Law empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the current economic crisis in the medium term, such as create a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.  The Economic Emergency Law declared a public emergency over social, economic, administrative, financial and foreign exchange matters, and conferred upon the Federal Executive Power full privileges under the law until December 10, 2003.  This law also imposed the conversion of dollar-denominated obligations into Argentine pesos at a rate of AR$ 1 per US$ 1 (with some exceptions) and authorized the forced renegotiation of public service contracts and repealed the following:

(a) the prior Convertibility Law which fixed the parity of the Argentine peso, or Ar$, with the United States dollar, or US$, at 1 to 1 and instead allows the Ar$to devalue in relation to the US$,

Back to Contents

(b) the same 1 to 1 parity in connection with any public service tariffs that call for any foreign currency adjustment; and

(c) the recognition of  inflation index mechanisms from other countries and any other indexation mechanism to be applicable to public services tariffs.

Some of the more important foreign exchange changes that have been introduced by Executive Power decrees are the following:

(a) the creation of an exchange market that allows the Ar$ to float freely except for interventions of the Argentine Central Bank to buy or sell foreign currency;

(b) certain restrictions to full access to funds deposited in financial institutions;

(c) the conversion of US$ bank deposits into Ar$ at the exchange rate of US$ 1 = Ar$ 1.4 while US$ obligations, or debts incurred with financial institutions under Argentine regulation until January 6, 2002 have remained at the US$ 1 = Ar$ 1 fixed parity, with certain subsequent stabilizing adjustments; and

(d) all privately negotiated contracts prior to January 6, 2002, have been converted into Ar$ at the US$ 1 = Ar$ 1 fixed parity.

The Economic Emergency Law created an imbalance in the economic and financial equation of the Argentine companies.  The current devaluation and the Emergency Economic Law’s repeal of allowing certain tariffs to be pegged to the US dollar (and instead requiring the tariffs to be pegged to the Argentine peso, which we refer to as “pesification” in this annual report) resulted in a revenue shortfall that led to inadequate financing for electricity sector activities.  The electricity tariffs do not take into account the real costs of services provided and the energy prices in the hourly market do not reflect the marginal costs of generation as provided for under the previous regulation (Law 24,065).

As a result of the current macroeconomic crisis affecting Argentina and the modifications to regulations affecting our Argentine subsidiaries, as further described under the risk factors discussed below, we cannot assure you that our Argentine subsidiaries will be able to obtain financial resources to repay or refinance their short-term debt or that they will otherwise be able to comply with the obligations to which they are subject under their credit agreements and other financial contracts.  We believe that our economic interests have been significantly affected and can provide no assurance that these events will not have a material adverse effect on our financial condition or results of operations.  Between February 21, 2002 and March 2002, Standard & Poor’s assigned a rating of “SD” (selective default) to Edesur, our distribution subsidiary in Buenos Aires.

The Central Bank of Argentina may impose restrictions on the transfer of funds outside of Argentina that could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

In early December 2001, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free withdrawal of funds deposited with banks and tight restrictions on transferring funds abroad (including payments of dividends, principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions.  Although most of these monetary and exchange control restrictions were recently lifted or softened, there is no assurance that the Argentine government will not reinstate such restrictions in the future, affecting Edesur’s business and/or its ability to repay foreign debt.

Currently, the prior approval of the Argentine Central Bank is not required for the remittance of dividends.  However, such approval is required to prepay foreign debt abroad while principal and interest payments due and payable can only be paid outside Argentina after compliance with information and documentation requirements imposed by the Argentine Central Bank.  We cannot assure you that the Argentine Central Bank will accept this information and documentation, or otherwise authorize such transfers.

Back to Contents

As of December 31, 2002, the debt of our Argentine subsidiaries amounted to approximately US$ 523 million.  As a matter of policy for all of our Argentine subsidiaries, including generation and distribution companies, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt.  Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements.  No assurance can be given that our creditors will continue to accept, or that the Argentine Central Bank will continue to permit, rolling over debt principal when it becomes due.

Argentine authorities have implemented a number of monetary and currency-exchange control measures that have had, and may continue to have, an adverse effect on our results of operations and financial condition in Argentina.

The Economic Emergency Law has affected Edesur adversely by repealing the provisions of Edesur’s concession contract (the “Concession Contract”) that permitted our distribution tariffs to be pegged to the dollar, and that provided for certain price indexation mechanisms.  Since Edesur’s invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables has declined significantly in the wake of the devaluation of the Argentine peso.  Because Edesur’s indebtedness is largely dollar-denominated, the above-mentioned factors have had a significant negative impact on Edesur’s net income.  Edesur’s ability to comply with its obligations under the indebtedness to which it is subject has been adversely affected by the Economic Emergency Law and the devaluation of the Argentine peso.

The Economic Emergency Law and other recent Argentine foreign exchange restrictions have affected the economic and financial condition of El Chocón adversely due to the pesification of all privately negotiated contracts and spot energy market prices, since this generation affiliate of Endesa-Chile has electricity power supply contracts with clients in the Republic of Argentina and operates in the Argentine Electricity Retail Market.  The pesification of El Chocón’s contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón’s net income.

The Economic Emergency Law also authorized the National Executive Power to renegotiate all public service contracts, and establishes certain guidelines dealing with potential impacts on the Argentine domestic economy, quality of service and capital expenditure plans, consumer interests, the security of the systems, and the profitability of the companies providing such services.  On March 20, 2002, the government listed the set of contracts to be renegotiated, as well as the general procedures to be used as guidance in such negotiations.  Among these contracts is Edesur’s Concession Contract.

The National Executive Power created the Comisión Renegociadora (the “Renegotiation Commission”) with the responsibility for renegotiating the public service contracts.  The original negotiation period granted to the Renegotiation Commission was to terminate in June 2002.  During 2002 the deadline was extended until April 9, 2003.

In April 2002, Edesur presented a renegotiation proposal, which provided for recalculating the economic and financial equation of the Concession Contract, in order to mitigate the negative impact experienced by the company due to the devaluation, pesification and tariff setting in Argentina.  The proposal was based on the creation of a “Regulatory Asset,” which would allow more time for Edesur to carry out the terms of the contract according to its original conditions.

Later, even though the Renegotiation Commission continued working on the renegotiation of the contracts, Edesur was informed that, if an urgent tariff resetting was needed (which would be included in the final results of the contract renegotiation) it should present a firmer proposal.  Edesur responded with a proposal of an urgent tariff resetting that did not contemplate the retribution of the capital invested, as such discussion and analysis was left for further stages of the renegotiation process.  Edesur requested, pursuant to the “Shared Sacrifice” guideline that the government established for the renegotiation process, total or partial tariff reallocation of tax collection, which accounts for 38% of the net tariff, thereby achieving either a socially acceptable tariff increase, or none at all.  However, the Argentine Government did not comment on the Edesur’s proposal.

Back to Contents

In relation to the urgent tariff resetting, the Executive Power issued Decree No. 2437/02 in December 2002 granting a higher tariff to Argentine distribution companies.  However, these tariff increases were suspended by two judicial resolutions that were appealed by the National Government and Edesur in January 2003.

On September 9, 2002, Enersis asked for the beginning of non-adversarial consultations established in article 10 (1) of the Tratado sobre Promoción y Protección Recíprocas de Inversiones entre La República de Argentina y la República de Chile (the “Treaty”).  Enersis expressed its aspiration that the institutional and confidential framework of the Treaty would facilitate the parties in reaching a mutually satisfactory solution to this tariff-resetting controversy.  However, Enersis also made clear that this conflict would ultimately be settled in an international arbitration if the non-adversarial consultations failed to yield a solution.  On March 24, 2003 the period of consultations contemplated in article 10 of  the Treaty ended without reaching a resolution to the controversy.

On April 25, 2003, Enersis, Endesa-Chile, Elesur S.A. (“Elesur”) and Chilectra filed an action before the Centro Internacional de Arreglo de Diferencias relativas a Inversiones (“CIADI”) in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina.  The grounds of this action are the damages experienced by the investments of Enersis, our subsidiaries and Elesur in Argentina as a consequence of the approval of Economic Emergency Law, Decree No. 214/2002, Decree No. 293/2002 and Resolution No. 38/2002 of the Ministry of Economy.  The outcome of these new rules has been a complete new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992.  The original commitments assumed by the Republic of Argentina regarding these investments have not been met.  The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments in the Republic of Argentina is against the letter and the spirit of the Treaty.

On January 23, 2003 the National Executive Power enacted Decree No. 120 establishing transitory revisions, or tariff settings adjustments, that would be needed to guarantee customers the continuity, safety and quality of the services provided.

Subsequently, on January 30, 2003 the National Executive Power enacted Decree No. 146 with temporary adjustment to the tariffs for gas and electricity public services from January 1, 2003 to the end of the renegotiation process.  However, these tariff increases were suspended by two judicial resolutions.

At the time of this annual report, it is not possible to determine how the new Kirchner Administration in Argentina, elected in May 2003, will resolve these pending tariff issues.

There can be no assurance that the final result of such negotiations will not have a material adverse effect on Edesur, or that the practical effect of any long-lasting structural changes will not have a material adverse effect on Edesur’s financial performance.

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing from time to time in Chile.  In 2002, the Chilean economy grew by 2.1% compared to a 3.1% increase in 2001 and an increase of 4.2% in 2000.  The Central Bank recently reclassified its criteria for growth measurements, and the figures for 2000, 2001 and 2002 reported in this annual report are different from those reported in prior Form 20-Fs.  The latest Chilean Central Bank forecasts for GDP growths are between 3.0% and 4.0% for 2003 and greater than 4.0% for 2004 (Central Bank, “Informe Política Monetaria,” May 2003).  There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results of operations adversely.  Our financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Back to Contents

Increased inflation in Chile may affect our results of operations adversely.

Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past.  High levels of inflation in Chile could adversely affect the Chilean economy and, indirectly, the value of shares of Enersis’ common stock and ADSs.  The inflation rate was 27.3% in 1990, although it fell to single digits by 1994, and continued to decline steadily to a low of 2.3% in 1999.  Chilean CPI for the 12 months ended December 31, 2002, was 2.8%, and government officials expect 2003 Chilean CPI to be approximately 3.0% for 2003 and 2004.  Historically, a substantial part of our expenses have been denominated in Chilean pesos, and any future increases in Chilean inflation could cause our expenses to rise significantly.  As a result, the level of Chilean inflation may affect our financial condition and results of operations.

We believe that moderate inflation will not materially affect our business in Chile.  Electricity tariffs in Chile, both for generation and distribution, contain indexing mechanisms that are intended to neutralize the effects of inflation.  However, we cannot assure you that the performance of the Chilean economy, our operating results, or the value of our ADSs will not be affected adversely by a significant increase in the level of inflation or that Chilean inflation will not increase significantly from the current level.

Foreign exchange risks may adversely affect the results of our operations and the US dollar amount of dividends payable to holders of Enersis’ ADSs.

The Chilean peso has been subject to large devaluations in the past and may be subject to significant fluctuations in the future.  Historically, a significant portion of our indebtedness has been denominated in US dollars, and, although a substantial portion of our revenues are linked in part to the US dollar, future fluctuations in the exchange rate of the Chilean peso to the US dollar, or other currencies in which we receive revenues or incur expenditures may affect our financial condition and results of operations.

Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos.  Enersis’ depositary will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary will convert such pesos to US dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the value of the peso falls relative to the US dollar, the value of the ADSs and any distributions ADS holders receive from the depositary will decrease.

Chilean corporate disclosure, governance and accounting standards may provide investors different information than would be provided under U.S. standards.

The securities laws of Chile that govern publicly listed companies such as ours impose disclosure requirements that are more limited than those in the United States in important respects.  The Chilean securities markets are not as highly regulated and supervised as the U.S. securities markets.  There are also important differences between Chilean and U.S. accounting and financial reporting standards.  As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards.  See Note 34 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and US GAAP relating to our financial statements and a reconciliation to US GAAP of net income and total shareholders’ equity for the periods ended and as of the dates therein indicated.

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of the Enersis ADSs and common stock.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States.  In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in Latin America.  The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.  In addition, if Endesa-Spain increases its equity stake in Enersis above 65% as a result of the capital increase that is scheduled to end on December 30, 2003, the free float of our common stock will decrease, resulting in lower stock liquidity.  For more information on the Enersis capital increase, and the higher equity stake that Endesa-Spain may end up having in Enersis, see “Item 4.  Information on the Company—B. Business overview—Financial Strengthening Plan—Capital Increase.”

Back to Contents

Political factors may affect regulatory processes and tariffs in Chile.

During 2001, the Chilean Congress’ Cámara de Diputados, or lower chamber, investigated the tariff-setting process for electricity distribution companies carried out in 2000.  The National Energy Commission is directly responsible for the investigation.  The initiative’s sponsors have alleged that the tariff-setting process evidenced irregularities, which were beneficial to several electricity distribution companies, including Chilectra.  As a result of this investigation, two reports were produced with the majority and minority views.  The majority view was that the National Energy Commission exceeded its legal authority in favor of distribution companies while the minority view was that the regulator had acted in full compliance with its authority under the law.  Both reports were read in front of the full congressional lower chamber on March 5, 2002.  However, due to the extensive length of the documents, no votes were taken nor, as of the date of this annual report, has a new date been set for the revision and vote on the reports.

We can give no assurance that the ultimate results of these resolutions will be favorable to our distribution subsidiaries, and if they are unfavorable, or that the consequences will not be materially adverse to our financial performance or future prospects.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

If any shareholder, including ADS holders, were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them in United States courts judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Risk Factors Relating to the Rest of Latin America

Latin American economic fluctuations are likely to affect our results of operations.

All of our operations are located in Latin America.  Although we originally operated only in Chile, we have expanded our operations in Latin America through strategic acquisitions and investments.  We now generate a significant portion of our consolidated operating revenue and consolidated operating income outside Chile.  Accordingly, our consolidated revenues are sensitive to the performance of the Latin American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations, our financial condition and results of operations could be affected adversely.

The Latin American financial and securities markets have exhibited significant volatility since October 1997, reflecting the risk created by weakness in global commodity prices and slowing global economic growth.  Latin American countries have generally responded to these external factors, including currency speculation, by widening or eliminating currency fluctuation bands, raising interest rates and tightening fiscal policies.  Latin American economies, including many of those in which we have investments, have recently been affected adversely by a number of internal and external factors.

The Latin American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile.  We can offer no assurance that the Chilean financial and securities markets will not continue to be affected adversely by events elsewhere, especially in other emerging markets, or that such effects will not affect the value of our common stock or ADSs, or the interest rate yields in the secondary markets associated with our publicly listed bonds.  Moreover, Enersis and Endesa-Chile have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru.  Cash flow generation by, and upstreaming from, subsidiaries in these countries have proven volatile.

Back to Contents

Chile continues to be rated “A-” by Standard & Poor’s and is the only investment grade country in South America.  However, we cannot give assurances that Chile will continue to maintain the credit rating granted by Standard & Poor’s and other credit agencies.

Certain Latin American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities.

Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru.  Any government’s actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls.  Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the governments’ response to such circumstances.  If government authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results of operations may be affected adversely.

We may be affected by exchange rate instability in other countries.

Revenues from our non-Chilean subsidiaries are principally denominated in the relevant local currency.  Therefore, the relationship of the value of non-Chilean currencies to the US dollar and Chilean peso, and the relative rates of devaluation of local currencies to the prevailing rates of inflation may affect our financial condition and results of operations.

Colombia’s electricity power industry has in the past been adversely affected by guerilla attacks.

Guerrilla organizations have long been active in Colombia.  Although our Colombian facilities have never been subject to any attacks having a material impact by any guerilla group, we cannot assure you that such attacks will not occur in the future.  In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population.  In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes.  Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity.  Most of this activity has been directed towards the oil industry.  The peace negotiations between the former Colombian government and the largest guerrilla organization in the country came to an end in February 2002, and there has been an escalation of violence since then.  The increased violence could also result in renewed attacks against electricity assets, which may adversely affect our interests.  The Colombian government, under its president in office since 2002, has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence.  We cannot assure you, however, that these measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

Item 4.	Information on the Company

A.	History and development of the company.

Description of Business

Enersis was originally organized as Compañía Chilena Metropolitana de Distribución Eléctrica S.A., as recorded in a public deed on June 19, 1981.  The existence of our company was authorized, and its by-laws were approved, pursuant to Resolution No. 409-S on July 17, 1981, issued by the Chilean Superintendency of Securities and Insurance, or SVS (using the Spanish acronym).  The by-laws have been amended subsequently.  The existence of our company under its current name, ENERSIS S.A., or Enersis, dates back to August 1, 1988.  Enersis is a limited liability stock company domiciled in Santiago, Chile, and operates under Chilean law and regulations.  The corporate headquarters are located at Avenida Santa Rosa 76, Santiago, Santiago, Chile.  Our telephone number is (562) 353 4400.

Back to Contents

Introduction

We are an electricity utility company primarily engaged, through our principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  We are also the largest privately-owned electricity distribution company in Latin America with over 10 million customers.  Through Endesa-Chile, our largest consolidated subsidiary, we are the biggest private sector electricity generation company in Latin America in terms of installed capacity.  We also have smaller operations in other non-electricity businesses.  Endesa-Spain, Spain’s largest electricity generation and distribution company, acquired control of our company in April 1999 and owned 65.0% of our outstanding shares as of December 31, 2002.  As part of our capital increase, which is scheduled to be completed on December 30, 2003, Endesa-Spain is likely to increase its equity stake in Enersis.  For more information on the Enersis capital increase, and the higher equity stake that Endesa-Spain is likely to have in Enersis, see “—B. Business overview—Financial Strengthening Plan—Capital Increase.”

For the six years ended December 31, 2002, we have ranked as the largest private sector company in Chile, measured by consolidated assets and consolidated operating income.  As of and for the year ended December 31, 2002, our consolidated assets were Ch$ 12,621.2 billion and our consolidated operating income was Ch$ 532.6 billion.

We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating to 1919.  In 1970, the Chilean government nationalized CCE.  In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A., and two distribution companies, one with a concession in Region V, the current Chilquinta S.A., and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A.  From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A., or Chilectra.  In 1989, Río Maipo, was spun off from Chilectra and Río Maipo has since operated the electricity distribution concession in the more rural southern and western portions of the Santiago metropolitan region.  Enersis sold Río Maipo in April 30, 2003.  In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa-Chile.  We began our international operations with the 1992 investment in Edesur, the Argentine electricity distribution company.  We then expanded primarily into electricity generation and distribution businesses in four South American countries:  Argentina, Brazil, Colombia and Peru.  Currently, we remain focused on the electricity sector, although we also have small operations in other businesses.

Electricity Generation

Our electricity generation business is conducted primarily through Endesa-Chile, which has operations in Chile, Argentina, Brazil, Colombia and Peru.  As of December 31, 2002, Endesa-Chile, together with its principal subsidiaries and related companies, accounted for an aggregate of 11,953 MW of generation capacity.

Endesa-Chile’s Operation in Chile

The Chilean electricity system is divided into four systems: Sistema Interconectado Central (the “SIC”); Sistema Interconectado del Norte Grande (the “SING”); and two minor isolated systems, Aysén and Magallanes.

Endesa-Chile is the largest electricity generation company in Chile measured by installed capacity and one of the largest privately-owned companies in the country.  Endesa-Chile had operating income of Ch$ 346.2 billion and Ch$ 347.9 billion for the fiscal years ended December 31, 2002 and 2001, respectively.  We own 60.0% of Endesa-Chile.

Endesa-Chile owns and operates 20 generation facilities in Chile with an aggregate installed capacity of 3,935 MW as of December 31, 2002 (compared to 3,935 MW as of December 31, 2001).  Endesa-Chile accounted for approximately 39% of Chile’s total installed capacity as of December 31, 2002, and its electricity production of 16,286 GWh in 2002, which was 3.5% higher than in 2001, accounted for approximately 38% of all electricity production in Chile.  As of December 31, 2002, 19 of the generation facilities owned and operated by Endesa-Chile

Back to Contents

in Chile were connected to the Sistema Interconectado de Chile, or SIC, with the remaining generation facility located in the Sistema Interconectado de Norte Grande, or the SING, which provides electricity to the northern mining regions of Chile.  Approximately 74% of Endesa-Chile’s installed capacity is hydroelectric, while the remainder is thermal.  Thirteen of Endesa-Chile’s 20 generation plants are hydroelectric, with a total installed capacity of 2,899 MW.  The remaining seven are coal, oil or gas-fired thermal plants with an installed capacity of 1,036 MW.

In Chile, Endesa-Chile had energy sales of 20,086 GWh in 2000, 18,673 GWh in 2001, and 18,344 GWh in 2002.  Endesa-Chile had 75 customers in 2000, 69 in 2001 and 67 customers in 2002.  These customers include the principal distribution companies of the SIC and large industrial firms whose rates are not government regulated, which are primarily in the mining, pulp and steel sectors.  Supply contracts entered into with distribution companies are more standardized than those with unregulated customers and generally have terms ranging from four to eight years.  These contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice.  The contracts may also include provisions that waive obligations for Endesa-Chile in connection with events of force majeure and for binding arbitration in the event of disputes.  In 2002, sales to unregulated customers represented 31.5% of Endesa-Chile’s total energy sales.

The following table sets out information relating to Endesa-Chile’s installed capacity and electricity sales in Chile:

	Year ended December 31

	2000	2001	2002

Installed Capacity (MW) (1)	4,130.2	4,035.0	3,934.8
Electricity Sales (GWh)	20,086	18,673	18,344

(1)	Figures do not take into account the sale of the Canutillar Plant in April 2003.

Endesa-Chile is currently in the process of constructing a new generation plant in Chile.  The hydroelectric generation plant at Ralco will have an installed capacity of 570 MW.  As a result of a significant increase in the flow of the Bío Bío River, which in turn was brought on by unusually heavy rains, the Ralco cofferdam collapsed on May 27, 2001.  Because of the construction delays caused by this damage, the facility is scheduled to commence its operations during the second half of 2004.  As of May 31, 2003, the Ralco project was 82.4% completed.

The combined-cycle thermal generation plant at Tal Tal was completed in July 2000 and has an installed capacity of 240 MW.  The natural gas that fuels the Tal Tal plant comes from Argentina and is transported by Gasatacama S.A. (“Gasatacama”).  Endesa-Chile has a 50% ownership interest in Gasatacama and CMS Energy Corp., or CMS, a U.S. corporation, has the remaining 50% ownership interest.

Competition.  Endesa-Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“Gener”), controlled by the United States company, AES, and Empresa Eléctrica Colbún Machicura S.A., (“Colbún”), which is partly owned by Tractebel, the Matte Group and the Chilean state.  As of December 31, 2002, Gener had an installed capacity of 1,439 MW, of which approximately 83% was thermal electric, and Colbún had an installed capacity of 1,067 MW, of which approximately 35% was thermal electric.  In addition, there are a number of smaller entities that generate electricity in the SIC.  Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.  We believe that Endesa-Chile has considerable competitive strength in the SIC due to its size, diversification, extensive geographic coverage, technical expertise, customer service and established commercial relationships.  Approximately 73.7% of Endesa-Chile’s installed capacity comes from hydroelectric power plants, as a result of which Endesa-Chile generally has lower production costs than companies that rely more heavily on thermal plants.  During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.  In the SING, Endesa-Chile operates a thermal facility with an installed capacity as of December 31, 2002 of 182 MW, or 5% , of that system’s total installed capacity.  All of the other generation companies operating in the SING, principally Electroandina (formerly

Back to Contents

Corporación Nacional del Cobre División Tocopilla) and Empresa Eléctrica del Norte Grande S.A., have substantially larger operations than Endesa-Chile in that interconnected system.

Prices.  Over the last several years, the introduction of gas-fired plants in the SIC has placed downward pressure on electricity prices, including average spot market prices, in the SIC.  Average node prices in dollar terms decreased 41.3% from April 1995 through October 1999.  These price decreases affected Endesa-Chile’s operating margins adversely during those years.  Between October 1999 and April 2001, average node prices increased by 25.5%, from 2.825 United States cents/kWh to 3.544 cents/kWh, reversing the trend of the previous five years.  Despite the fact that the favorable hydrological conditions of 2002 again put downward pressure on electricity prices, in April 2003, the node price was set at 3.310 United States cents/kWh, representing a 3.5% increase from the price set in October 2002 by local authorities.  This increase mainly resulted from the recovery of the energy demand in the system.

Gasoducto GasAndes S.A., or GasAndes, a subsidiary of Gener, which owns a natural gas pipeline running from Argentina to central Chile, began operations in August 1997, introducing natural gas to the Chilean market in the SIC on a large scale.  We entered into several firm contracts for the transportation of gas with GasAndes.  Our first gas-fired plant built by San Isidro, a 75%-owned subsidiary of Endesa-Chile, commenced its operations in the SIC in October 1998.  Endesa-Chile, through its subsidiary Electrogas S.A., has a 42.5% interest in a consortium which built a natural gas pipeline from Santiago to Quillota to supply natural gas to the combined cycle plants built by San Isidro and Colbún and to regional gas distribution companies.  The pipeline became fully operational in two stages during 1998.

Gasatacama, in which Endesa-Chile has a 50% ownership interest and CMS has the remaining 50% ownership interest, has built a 940-kilometer natural gas pipeline from northern Argentina into northern Chile which commenced the supply of gas to the SING in July 1999.  Endesa-Chile and CMS have built two new gas-fired combined cycle plants with a total installed capacity of approximately 555 MW in Mejillones, connected to the SING.  The pipeline project of Gasatacama faces competition from a second project to supply gas from the northern part of Argentina to the northern part of Chile which became operational in November 2000.

Endesa-Chile completed the construction of an extension to the Gasatacama pipeline from Mejillones to Tal Tal, approximately 230 km to the south, in February 2000.  In addition, in July 2000, the 240 MW Tal Tal plant was put into service.

Hydrological conditions and rationing decree.  A substantial portion of Endesa-Chile’s operations in Chile, Argentina, Brazil, Colombia and Peru involve hydroelectric generation and, accordingly, are dependent upon hydrological conditions prevailing from time to time in the geographic regions in which it operates.  Endesa-Chile’s operations in Chile, Argentina and Colombia were affected adversely by extreme weather conditions during 1996 and the first part of 1997.  In addition, beginning with the second half of 1998, and lasting through June 1999, Chile endured the worst drought in its recorded history, as measured by rainfall and snow-melt runoffs during such period in the SIC.  The SIC covers the area where most of the Chilean industrial, commercial and residential demand for electricity is located.  During periods of drought conditions, the amount of electricity that Endesa-Chile has contractually agreed to provide may exceed the amount of electricity that it is able to generate, which means that Endesa-Chile is then required to purchase electricity from thermal producers on the spot market in order to satisfy its contractual commitments.  The cost of these spot market purchases may, under certain circumstances, exceed price at which Endesa-Chile sells electricity under contracts, resulting in a loss.  Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a dry year.  In determining estimated production in a dry year, Endesa-Chile takes into account available statistical information concerning rainfall and water-flows, as well as the capacity of key reservoirs.  In addition, Endesa-Chile may take other measures such as using water from reservoirs, installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users.  However, in 1998 and the first half of 1999, for example, contractual commitments exceeded ability to supply electricity to customers from Endesa-Chile’s own production.

The severity of the 1998-1999 drought, coupled with delays in the planned operation of a large gas-fired plant of Colbún, one of Endesa-Chile’s competitors, led to the implementation by the Chilean Ministry of the Economy of periods of electricity rationing in 1998 and 1999.  The impact of the drought in Chile caused Endesa-Chile and its

Back to Contents

affected subsidiaries to take significant measures to maintain the electricity supply, including, among other things, installing additional temporary thermal capacity in the SIC, negotiating agreements with unregulated customers to lower consumption and purchasing large amounts of electricity from thermal producers to satisfy contractual obligations.  As a result, operating margins in Chile during this period were affected adversely.

Since the third quarter of 1999 through the first half of 2003, hydrological conditions have improved significantly because of abundant rainfalls, which permitted the normal supply of electricity to Endesa-Chile’s clients, thereby putting an end to the need for electricity rationing.  Endesa-Chile believes that it will not be affected as severely by any future drought for several reasons.  First, Endesa-Chile has reduced its reliance on hydroelectric generation by increasing its thermal and combined cycle capacity.  The combined cycle plant San Isidro became operational in 1998, and the Tal Tal natural gas-fired plant became operational in 2000.  Secondly, Endesa-Chile has changed its commercial policy in order to limit regulated customers.  In addition, Endesa-Chile is advancing with the construction of its Ralco hydroelectric plant, scheduled to commence its operations during the second half of 2004.

Sale of Transelec.  Endesa-Chile is no longer engaged in the electricity transmission business in Chile.  On October 23, 2000, Endesa-Chile completed the sale of 100% of the shares of Compañía Nacional de Transmisión Eléctrica S.A., or Transelec, for US$ 1,076 million.  The divestment of this transmission subsidiary, as planned for in the Genesis Project, was carried out under a public tender offer.  The winning bid was made by Hydro Québec International Inc., a Canadian company.  This transaction resulted in a net gain of US$ 225 million.

Sale of Canutillar Hydroelectric Plant.  On March 27, 2003, the board of directors of Endesa-Chile accepted the offer by Hidroeléctrica Guardia Vieja S.A. of US$ 174 million for the purchase of the 172 MW reservoir-based hydroelectric generating power plant Canutillar.  This sale was approved by Endesa-Chile’s Extraordinary Shareholders’ Meeting on March 31, 2003, for which Endesa-Chile received the entire cash payment on April 30, 2003.

Sale of Transmission Lines.  Endesa-Chile reached an agreement with HQI Transelec S.A. to sell its transmission assets on the SING for US$ 110 million.  This transaction, which closed on May 30, 2003, included the sale of 285 kilometers of 220 kV line circuits for a total of approximately US$ 32 million by Celta S.A., a subsidiary of Endesa-Chile, and a sale of 673 kilometers of 220 kV line circuits for a total of approximately US$ 78 million through Gasatacama Generación Limitada, in which Endesa-Chile holds a 50% ownership interest.  In both cases, the transaction included the transfer of the respective substations.

Sale of Infraestructura 2000.  On June 23, 2003, Endesa-Chile closed the sale of Infraestructura 2000 to the Spanish company, OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. for a total amount of UF 2,305,507 (approximately US$ 55 million).  In addition, this transaction allows the deconsolidation of UF 9,011,000 (approximately US$ 220 million) in debt that Infraestructura 2000 has with third parties.

The sale of the Canutillar plant, the transmission lines and Infraestructura 2000 described in the preceding three paragraphs falls within the Financial Strengthening Plan, which provides for, among its main targets, the divestiture of those assets identified in October 2002 as appropriate for sale in order to reduce our indebtedness.  The proceeds of the sales were used to reduce Endesa-Chile’s debt.

Other businesses

Endesa-Chile’s other Chilean businesses include infrastructure projects, including building and operating a concession for a private tunnel and two toll roads, as well as engineering services primarily associated with large hydroelectric dam construction.  Endesa-Chile has decided to discontinue further expansion of its involvement in infrastructure projects.

Endesa-Chile’s Operations in Argentina

Endesa-Chile owns interests in generation companies in Argentina that had an aggregate installed capacity of 3,622 MW as of December 31, 2002.  At that date, Endesa-Chile owned directly and indirectly 47.5% of El Chocón, the second largest hydroelectric generation facility in Argentina measured in terms of installed capacity, with a total

Back to Contents

installed capacity of 1,320 MW, which generated 3,682 GWh of energy in 2002.  As of December 31, 2002, Endesa-Chile beneficially owned 51.7% of Costanera, a thermoelectric generation company with an installed capacity of 2,302 MW which generated 3,486 GWh of energy in 2002, which includes CBA.  In September 1995, Costanera acquired a 51.0% interest in CBA which has 320 MW of installed capacity.  Costanera merged with CBA as of December 1, 2001.  Total generation of electricity in Argentina by our subsidiaries in 2002 amounted to 7,168 GWh, or 27.9% less than in 2001.  Energy sales declined from 12,988 GWh in 2001 to 7,897 GWh in 2002.  Endesa-Chile’s generation companies in Argentina accounted for approximately 16.2% of the country’s installed capacity in the National Interconnected System, or NIS grid, as of December 31, 2002.

The following table sets out information regarding Endesa-Chile’s installed capacity and electricity sales in Argentina for the periods indicated:

	Year ended December 31

	2000	2001	2002

Installed Capacity (MW)	3,622	3,622	3,622
Electricity Sales (GWh)	15,549	12,988	7,897

Comercializadora del Mercosur S.A. (“CEMSA”), a non-consolidated company in which Endesa-Chile has a 45% interest, sells energy to CIEN.  On June 6, 2003, CIEN notified CEMSA that for the month of May 2003, it would only make a partial payment on agreements relating to the Second Interconnection Line Brazil-Argentina.  This partial payment would equal all of those agreements executed by parties other than Copel to the Second Interconnection Line Agreement, which corresponds to approximately 20% of the total payment.  CIEN’s notice indicated that CIEN was deducting all of the amount relating to Copel since its client, COPEL Distribuição S.A. (“Copel Distribuição”) has not fulfilled payments to CIEN arising from this agreement.  Thus, CEMSA notified Costanera, Endesa-Chile’s Argentine subsidiary, that CEMSA will only be able to make a 20% partial payment on the agreements related to the Second Interconnection Line Brazil-Argentina.  This 20% partial payment would amount to 69 MW of the total 344 MW pertaining to agreements not related to Copel.  We note that Costanera’s 750MW contracts corresponding to the First Interconnection Line Brazil-Argentina will not be affected by Copel’s partial payment relating to the Second Interconnection Line.

Costanera had a syndicated yen-denominated loan for the equivalent of US$ 95 million which was originally scheduled to mature on June 30, 2003.  As a result of the exchange controls imposed in Argentina, Costanera was not in compliance with a provision of the loan facility, which provided that the imposition of exchange controls constituted an event of default.  In addition, Costanera was not able to meet a debt coverage ratio under the facility because the Argentine peso’s devaluation increased the amount of Costanera’s liabilities.  On February 2, 2003, Costanera refinanced that facility and structured it as a US$ 86.8 million loan maturing in December 2004, with a growing amortization schedule commencing June 2003.  At the same time, a bilateral bank contract for US$ 8.6 million was signed under the same conditions as the syndicated loan.  The bilateral facility was structured in order to replace the mark to market value of the outstanding currency swap with one bank.  Before this debt restructuring, Costanera had not been in compliance with its financial covenants although the banks had waived the need for Costanera to comply with them.  The new facilities replaced the prior covenants and, in their place, included a maximum debt covenant with which Costanera is in full compliance.

At the date of this report, Costanera is in arrears on the seventh semi-annual installment, originally due on March 29, 2003, which includes US$ 8.9 million in principal and US$ 0.9 million in interest, on a supplier credit with aggregate remaining principal of US$ 179.7 million with Mitsubishi Corporation (“Mitsubishi”).  However, Costanera has received a letter from Mitsubishi acknowledging that Costanera has not yet been able to make the payment on the seventh installment, and that Mitsubishi accepts to renegotiate both the new payment date and the terms of the payment in arrears.  On prior occasions, Mitsubishi and Costanera have agreed on the extensions of other payments under this credit.  Costanera is also late in the principal payment of a US$ 3.6 million credit export obligation with a bank with aggregate principal amounting to US$ 7.5 million.

Since the beginning of the Argentine crisis, many companies in Argentina, especially those with foreign currency indebtedness, have fallen behind temporarily on payments of certain debt obligations, and have had to constantly renegotiate new payment schedules and terms with creditors.  We believe that all of our past due

Back to Contents

obligations will be resolved, although no assurances can be given as to the timing of such resolution.  See “Item 3. Key Information—D.Risk Factors—Risk Factors Related to Argentina.”

El Chocón has bonds outstanding in the aggregate principal amount of US$ 140 million.  El Chocón has successfully renegotiated extensions of the maturity date of the principal of these bonds on two separate occasions.  As of the date of this annual report, the bonds are scheduled to mature in February 2004 and El Chocón is in compliance with all of the contractual terms relating to the bonds.  Endesa-Chile believes that El Chocón will be able to extend the maturity date of this obligation again.

Negative exchange rate differences caused by the Argentine peso devaluation have adversely affected the balance sheets of many Argentine companies, including Endesa Argentina  and Costanera.  In order to prevent the application of mandatory dissolution laws to such companies, on March 21, 2002 the Comisión Nacional de Valores passed Expediente No. 301, a temporary rule which took effect as from January 31, 2002, and provides relief to all listed Argentine companies with US dollar obligations by allowing them under Argentine GAAP (but not under Chilean GAAP) to account for exchange rate differences by increasing the book value of their assets by the amount of the increase in liabilities caused by the peso devaluation.  As a result, no charges are made to the income statements of such companies; therefore, they are not forced to make a deduction to shareholders’ equity as a result of the exchange rate differences.  The increase in assets is amortized over time with contra asset book entry.

Endesa-Chile’s Operations in Brazil

In September 1997, a consortium consisting of Endesa-Chile and Edegel was awarded 78.9% of the share capital of Cachoeira Dourada for US$ 715.2 million, and role as operator of Cachoeira Dourada, representing Endesa-Chile’s first entry into Brazil.  As of December 31, 2002, Endesa-Chile had an economic interest of 92.5% in this company.  Cachoeira Dourada is located in the State of Goias, south of Brasilia.  Cachoeira Dourada is a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW, representing 1% of the total installed capacity in the Brazilian market and 2002 annual generation of 2,467 GWh, or 9.4% more than in 2001.  Cachoeira Dourada sells all of its electricity pursuant to a long-term take-or-pay contract with Companhia Elétrica do Estado Goias S.A., or CELG, the regional state-owned distribution company at prices fixed by the regulatory authority.

The following table sets out certain statistical information regarding Endesa-Chile’s installed capacity and electricity sales in Brazil for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31

	2000	2001	2002

Installed Capacity (MW)-Cachoeira Dourada	658	658	658
Electricity Sales (GWh)	3,887	3,743	3,591

Endesa-Chile, through its 45% ownership interest in Companhia de Interconexão Energética (“CIEN”), Compañía de Transmisión del Mercosur S.A. (“CTM”), CEMSA, and Transportadora de Energía S.A. (“TESA”) is participating in two lines that connect the Argentine and Brazilian transmission systems and to sell electricity generated in Argentina in the Brazilian market.  In order to connect the Argentine and Brazilian transmission systems, CIEN has built a 500 kV transmission line over a distance of 487 kms from Rincón de Santa María, Argentina, to Itá in the State of Santa Catarina, Brazil, and has built a second line with identical capacity.  The cost of the two lines was approximately US$ 650 million.  Two converter stations were installed in order to convert the energy from 50Hz to 60Hz.  The first line started operations in June 2000.  The second line is divided into two stages of 500 MW.  The first of these two stages started operations on May 1, 2002 and the second stage started in August 2002.  CIEN has received two 20-year authorizations from ANEEL to operate the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government.  CIEN executed four power purchase agreements, to sell energy in Brazil, including to Furnas Centrais Elétricas S.A., or FURNAS, Centrais Geradoras do Sul do Brasil S.A., or GERASUL, and Companhia Paranaense de Energia — COPEL, or Copel.

Back to Contents

In January 2003, Copel suspended payments to CIEN on certain contracts.  CIEN sells energy in Brazil under power and energy supply contracts signed in 1999.  Endesa-Chile estimates that the current payments due by Copel to CIEN is approximately US$ 100 million, according to supply invoices and cost reimbursements for the months of December 2002 and January through May 2003.  This estimate includes contractual interest and fines.  CIEN and Copel are currently in discussions aimed at reaching an agreement on this matter in order to continue the current contracts.  These discussions will probably result in a modification of the contractual terms and conditions, which may in turn result in less favorable pricing on the contracts.

Endesa-Chile’s Operations in Colombia

In December 1996, the Colombian government conducted a competitive auction for its 99.9% interest in Betania.  A consortium led by Endesa-Chile won the auction, and Endesa-Chile obtained a 74.8% interest in Betania.  As of December 31, 2002, Endesa-Chile had an economic interest of 85.6% in Betania.  The remaining stake is owned by wholly-owned subsidiaries of Corporación Financiera del Valle S.A., a Colombian investment company.  Endesa-Chile is Betania’s technical operator.  Betania has one hydroelectric generation facility with an installed capacity of 540 MW.  This represents approximately 4.0% of the total installed capacity in the Colombian system.  The plant is located at the intersection of the Magdalena and Yaguara rivers, in the southwest of Colombia, 380 kilometers from Bogotá.  Betania’s generation of energy increased 3.3%, from 1,770 GWh in 2001 to 1,829 GWh in 2002.  During 2002, sales of electricity (consisting of its own production and electricity purchases) were 2,637 GWh, or 3.0% higher than in 2001.  Approximately 53.9% of Betania’s sales were pursuant to sales contracts.  The remainder was sold in the spot market.  Pursuant to the terms of the privatization, in December 2001 the consortium offered for sale 15% of the shares which it purchased from the government in 1996 on the Colombian Stock Exchange.  As a result of the public offering, 500,000 shares were sold.

In September 1997, Capital Energía S.A., or CESA, a company in which a wholly-owned subsidiary of Betania had a 51.0% interest, acquired a 48.5% equity interest in Emgesa.  At the same time, CESA also acquired a 5.5% interest in Empresa de Energía de Bogatá S.A.E.S.P.  (“EEB”), which owns the remaining 51.5% of Emgesa, giving CESA, as of December 31, 2002, a 51.3% economic interest in Emgesa, which is therefore consolidated with Betania.  Endesa-Chile’s economic interest in Emgesa was 22.4% as of December 31, 2002.  Emgesa has an installed capacity of 2,192 MW, or approximately 16.1% of the total installed capacity in the Colombian system.  Emgesa was formed to provide a vehicle for the privatization of the generation assets of EEB, and did not commence operations until October 1997.  In 2002, Emgesa generated energy of 8,787 GWh, a 5.4% increase over the 8,335 GWh generated in 2001.

The following table sets out information regarding Endesa-Chile’s installed capacity and electricity sales in Colombia for the periods indicated:

	Year ended December 31

	2000	2001	2002

Installed Capacity (MW) (1)	3,034	3,034	2,732
Electricity Sales (GWh)	13,356	14,591	14,722

(1)	On July 2, 2002, EMGESA closed 302 MW of its installed capacity in Casalaco’s facility.

Approximately 92.8% of Endesa-Chile’s installed capacity in Colombia is hydroelectric.  As a result, production can be affected adversely by drought conditions in Colombia.  Between 1999 and 2001 (following severe drought conditions in central Colombia in 1997 through February 1998 caused by the weather effect, “Fenómeno del Niño”), normal hydrological conditions stabilized spot market prices.  During 2002, the “Fenómeno del Niño” was moderate, resulting in drier climate conditions and higher prices.  The “Fenómeno del Niño” has different effects in different countries.  It may produce severe droughts in some countries where we operate and severe flooding in other countries, in any given year.

Back to Contents

Endesa-Chile’s Operations in Peru

In November 1995, Endesa-Chile expanded its operations into Peru when Generandes Co., a Cayman Islands company organized by a consortium led by Entergy Corporation, a U.S. company, and Endesa-Chile, acquired a 60.0% interest in Edegel.  In August 1996, Generandes Co.  assigned its interest in Edegel to Generandes Perú S.A. (“Generandes”).  Edegel’s operations were previously part of Electrolima Empresa Regional de Servicio Público de Electricidad S.A. (“Electrolima”), a privatized Peruvian state electric utility.  As of December 31, 2002, Endesa-Chile owned 59.6%, Southern Cone Power Perú S.A. owned 38.1% and local Peruvian partners owned the remaining interest in Generandes.  Endesa-Chile’s economic interest in Edegel as of such date was 37.9%.

The following table sets forth information regarding Endesa-Chile’s installed capacity and electricity sales in Peru for the periods indicated:

	Year ended December 31

	2000	2001	2002

Installed Capacity (MW)	1,003	1,003	1,003
Electricity Sales (GWh)	3,604	4,239	4,158

Edegel owns seven hydroelectric plants, most of which are near Lima,  and one thermal plant located in the city of Lima.  Edegel is the largest privately-owned electricity generation company in Peru in terms of installed capacity.  The eight plants have a combined installed capacity of 1,003 MW, of which 739 MW are hydroelectric.  In 2002, Edegel produced 4,279 GWh, or 2.5% higher than the 4,176 GWh produced in 2001.  All the plants deliver energy to the Sistema Interconectado Nacional, or the SINAC grid.  Edegel also owns transmission lines (220 kV and 66 kV) that connect the plants with demand centers in the Lima area.  Edegel accounted for approximately 22% of the installed capacity in Peru as of December 31, 2002.  Approximately 65% of Edegel’s power sales in terms of megawatts are currently made to the principal distribution companies and some large users.  The remaining sales are made in the spot market.  Energy sales in 2002 were 4,158 GWh, or 1.9% lower than the 4,239 GWh sold in 2001.

Enersis Generation Project

The only exception to our policy of having generation assets conducted through Endesa-Chile is the case of our Fortaleza Project.  The project has an estimated total capital expenditure of US$ 207 million, and it will be 51% owned by Endesa Internacional, a wholly-owned subsidiary of Endesa-Spain, and 49% owned by Enersis.  The Fortaleza Project involves the construction of a 310 MW combined cycle gas plant which is estimated to come on stream in December 2003.  It will be located in the port of Pecém, 52 kilometers (32.5 miles) from the city of Fortaleza, the capital of the State of Ceará, in northeastern Brazil, where we also own Coelce, a distribution company.  The construction of the thermoelectric plant is within the Brazilian Government’s “Programa Prioritario de Termoelectricidad” (Thermoelectric Priority Program), or PPT.  One of the advantages of being under the PPT is that Fortaleza will be have a 20-year guaranteed supply of natural gas.  In addition, there are compensation-related incentives for investments as well as soft-credit financing for certain Brazilian-manufactured plant equipment.

Electricity Distribution

Our electricity distribution business has been conducted in Chile through Chilectra and Río Maipo, in Argentina through Edesur, in Brazil through Cerj and Coelce, in Colombia through Codensa and in Peru through Edelnor.  For the year ended December 31, 2002, our principal subsidiaries and related companies sold approximately 48,955 GWh of electricity.  For more information on energy sales by our distribution subsidiaries for the past three fiscal years, see “Item 3.  Key Information—A. Selected Financial Data.”  Chilectra is the technical operator of Edesur, Edelnor, Cerj, Coelce and Río Maipo.  We sold Río Maipo on April 30, 2003.

Chilectra

Chilectra is the largest electricity distribution company in Chile in terms of clients, assets and energy revenues.  Chilectra had consolidated operating income of Ch$ 87.3 billion for the year ended December 31, 2002.  Subsequent to a tender offer that commenced in November 2000 and was renewed in July 2001, we increased our equity stake in

Back to Contents

Chilectra by 26%, and we now own a 98.2% interest.  Chilectra operates in a concession area of 2,118 square kilometers.

Chilectra transmits and distributes electricity in the Santiago metropolitan region.  Chilectra’s service area is defined mainly as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial and industrial customers located in the capital city of Santiago and its suburbs.  The Santiago metropolitan region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in Chile.  As of December 31, 2002, Chilectra and Río Maipo together served approximately 1.621 million customers, nearly half of Chile’s total customer base.

Chilectra currently owns a 34.0% interest in Edesur and, as the operator of Edesur through 2007, receives management fees pursuant to the terms of an operating agreement between Chilectra and the stockholders of Edesur.

In May 2003 Chilectra increased its interest in Cerj in Brazil from 33.4% to 41.2% through a capital increase to which Enersis subscribed in January 2003, and later sold a share to Chilectra.  Its interest in Coelce in Brazil was also indirectly increased, through Cerj, from 12.8% to 14.4%.  Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru.  Chilectra is the operator of  Cerj, Coelce, Edelnor and Río Maipo, although there are no operator fees associated with these arrangements.

Chilectra has significantly improved its operating efficiency by steadily reducing energy losses from both theft and technical factors from 22.4% in 1983, at the time of Chilectra’s privatization, to 5.4% as of December 31, 2001.  Chilectra’s energy losses increased slightly to 5.6% in 2002.  Chilectra has also implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.

In 2002, Chilectra’s energy sales amounted to 9,952 GWh.  For the five-year period ended December 31, 2002, physical energy sales increased at a compounded annual rate of 5.0%.  For the year ended December 31, 2002, revenues from electricity sales were Ch$ 397.9 billion.

Río Maipo

Río Maipo is the fifth largest electricity distribution company in Chile as measured by energy sales.  Río Maipo had operating income of Ch$ 10.3 billion for the year ended December 31, 2002.  As of December 31, 2002, we owned a 98.7% interest in Río Maipo.

Río Maipo operates in a concession area of 1,596 square kilometers.  Río Maipo has a concession to distribute electricity to some of the more rural parts of the Santiago metropolitan region, including areas to the south, southeast, southwest and west of Santiago.  The concession area is approximately the same size as that of Chilectra but is located in a less densely populated area.  As of December 31, 2002, Río Maipo served 301,553 customers.  For the fiscal year ended December 31, 2002, residential, commercial, industrial and other customers, primarily public and municipal services, represented 40%, 8%, 42% and 10%, respectively, of Río Maipo’s total energy sales.

Río Maipo’s energy losses for 2002 were 6.2% compared to 6.4% in 2001.  In 2002, Río Maipo’s energy sales amounted to 1,274 GWh.  For the five-year period ended December 31, 2002, energy sales increased at a compounded annual rate of 5.8%.

On March 28, 2003, Enersis announced that the board of directors awarded the sale of its 98.7% equity stake in Río Maipo to CGE Distribución S.A. for US$ 203 million.  Enersis’ shareholders approved the sale of Río Maipo at a March 31, 2003 Extraordinary Shareholders’ Meeting.  Enersis estimates that the sale of Río Maipo will contribute US$ 126 million before taxes to its income statement for the year ended December 31, 2003, and expects to apply the proceeds of this sale to reduce its debt.  On April 30, 2003, Río Maipo was sold for US$ 203 million, including US$ 33 million in debt.

Edesur

Edesur is the second largest electricity distribution company in Argentina as measured by operating revenues.  Pursuant to an agreement entered into with Edesur, Chilectra is and will remain the technical operator of Edesur until 2007.  Operating losses were Ch$ 12.7 billion for the year ended December 31, 2002.  In May 2000, we

Back to Contents

increased our economic interest in Edesur to 56.2% through the acquisition of shares that were previously owned by Edesur employees.  After giving full effect to our additional purchase of Chilectra shares, our economic interest in Edesur increased to 65.1%.  Edesur operates in a concession area of 3,309 square kilometers.

Edesur has an exclusive concession until 2087 to distribute electricity in the south-central part of the greater Buenos Aires metropolitan area.  Edesur’s service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires.  As of December 31, 2002, Edesur distributed electricity to 2,089,997 customers.  For the fiscal year ended December 31, 2002, residential, commercial, industrial and other customers, primarily public and municipal, represented: 19%, 34%, 18% and 29%, respectively, of Edesur’s total energy sales of 12,138 GWh.

Since our acquisition of Edesur in 1992, working through Chilectra, we have implemented cost reductions and other measures to improve Edesur’s operations, services and profitability.  Edesur’s improved results since the date of our acquisition and until December 31, 2001 reflect our success in containing costs, reducing energy losses and improving workforce productivity.  Edesur had energy losses of 11.6% for the fiscal year ended December 31, 2002 compared to 9.9% in 2001.  This increase in physical losses can be attributable to the Argentine economic crisis in 2002.  Our objective is to continue to strive for increased productivity and physical loss reductions at Edesur, although there can be no assurance that this objective can be achieved.

For the year ended December 31, 2002, Edesur’s physical energy sales decreased approximately 6.0%, to 12,138 GWh, compared to 12,909 GWh in 2001 and 12,597 GWh in 2000.  Energy sales at Edesur in the 2000-2002 period include toll revenues received from other companies for the use of Edesur’s distribution network.  For the five year period ended December 31, 2002, physical energy sales increased at a compounded annual rate of 3.9%.

During 2002, the electricity market was affected by the severe economic crisis in Argentina that began in the final months of 2001.  In response to the economic crisis, Law No. 25,561 “Law on Public Emergency and Reform of the Exchange Regulations” and its subsequent complementary regulations were enacted.  This law froze tariffs for public services and forced companies to convert their tariffs into Argentine Pesos, and assigned the task of renegotiating the concession contracts to the Ministry of the Economy.  This Law has modified part of the procedures for the programming, the dispatch of power and the calculation of prices.  For this reason, during 2002, several resolutions were enacted to ensure the continuity of the operations of the market and this situation continues in 2003.  Some of the more important resolutions are as follows: the increase in the price of power (in Argentine Pesos), the acknowledgement of the components in US dollars in the variable cost of generation and the pre-financing of fuel.

Consequently, during 2002, Edesur’s efforts were directed to sustain its operations in the midst of a highly complex environment resulting from the adverse political, economic and social situation in Argentina.

Since the beginning of 2002, Edesur has encountered the following difficulties:

(a)	drastic fall of energy demand by all customer segments, thereby decreasing revenues;

(b)	the absence of internal and external sources of financing, which affected its operations and planning of capital expenditures;

(c)	higher equipment and material costs in dollar terms due to the devaluation of the Argentine Peso;

(d)	renegotiation and downward adjustments of existing work, services and supply contracts;

(e)	the highest rate of vandalism and delinquency that the company has encountered in the past years;

(f)	increase in energy theft in low-income regions exacerbated by the increased poverty rate;

(g)	increased delinquent payments by government-related customers; and

Back to Contents

(h)
drastically increased debt service as measured in Argentine Pesos from Ar$ 251 million in 2001 to Ar$ 678 million in 2002, notwithstanding the fact that Edesur has one of the lowest leverage ratios of public companies in Argentina.

At the time of this annual report, Edesur has a bank payment obligation of US$ 20 million that has not been repaid.  Twice a month, on a routine basis, Edesur receives a letter from the bank, fixing the new bi-monthly period, as well as the interest expense to be paid.  In addition, Edesur has several export credit obligations which are past due, the sum of which amount to US$ 7 million.  We are currently in the process of discussions on refinancing these obligations.

Cerj

Cerj is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil.  As of December 31, 2002 we owned a 62.0% interest in Cerj after Enersis and Chilectra converted R$ 260.8 million in debentures in July 2002.  Previously, we had increased our interest to 58.2% through a capital increase executing an option received from Endesa-Spain in December 2000 through the Public Share Purchase Option initiated by Endesa-Spain on May 31, 2000.  Chilectra is Cerj’s technical operator but does not receive any fees for its role as operator.  Operating income was Ch$ 20.4 billion for the year ended December 31, 2002.  Cerj operates in a concession area of 31,741 square kilometers.

Cerj is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 1,778,407 customers in a concession area of 31,741 square kilometers, where an estimated population of 4.1 million people live.  As of December 31, 2002, residential, commercial, industrial and other customers represented approximately 38%, 19%, 24% and 19%, respectively, of Cerj’s total sales of 7,146 GWh.  Cerj also owns nine small power plants in the State of Rio de Janeiro with a total installed capacity of 60 MW.

In January 2003 Enersis increased its interest to 71.8% in Cerj after Enersis capitalized its R$ 370 million intercompany loan to Cerj.

Coelce

Because of our higher participation in Cerj, we increased our interest to 27.4% in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 48.4% interest in Investluz, which owns 56.6% of the capital stock of Coelce.  We acquired our interest in Coelce in the second quarter of 1998.  Chilectra is Coelce’s technical operator but does not receive fees for its role as operator.  Operating income was Ch$ 24.1 billion for the year ended December 31, 2002.  As of December 31, 2002, Coelce served over 2.01 million customers within a concession area of 146,817 square kilometers.  During 2002, Coelce had annual sales of 5,558 GWh of energy.  Coelce’s energy sales increased by 3.8% in 2002 compared to 2001.

Coelce’s 30-year concession was granted by the ANEEL in May 1998.  Coelce has a relatively stable client base with residential clients representing about 30% of energy sold.  About 34% of the population and 44% of the energy demand in the State of Ceará is presently concentrated in the metropolitan area of the capital city of Fortaleza.

As of December 31, 2002, residential, commercial, industrial and other customers represented approximately 30%, 18%, 30% and 22%, respectively, of Coelce’s total energy sales.

As of December 31, 2002, Coelce’s energy losses were 12.9% compared to 13.0% in 2001.

We began consolidating Coelce as of January 1, 1999 based on an agreement signed in June 1999 by virtue of being granted the political, but not economic, rights previously held by Endesa-Spain.  Prior to that, our interest in Coelce was treated under the equity method.

In January 2003, after our increased equity stake in Cerj, Enersis increased its beneficial interest in Coelce to 29.5%.

Back to Contents

Codensa

We own a 21.7% interest in Codensa, an electricity distribution company that serves a region of approximately 14,087 square kilometers in Santa Fé de Bogotá, or Bogotá, and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá.  More than 11.7 million people, or approximately 24% of the Colombian population, live in Codensa’s service area.  Codensa serves approximately 1.91 million customers in its service area.  Our interest in Codensa is held through Luz de Bogotá S.A.  A subsidiary of Endesa-Spain is the technical operator of Codensa.  Operating income was Ch$ 21.5 billion for the year ended December 31, 2002.  During 2002, Codensa had annual sales of 9,015 GWh, of which, residential, commercial, industrial and other customers represented approximately 38%, 13%, 6% and 43%.  Codensa purchased 43.14% of its energy in 2002 from Emgesa, a generating company controlled by Endesa-Chile.  Physical energy sales increased by 4.0% in 2002 compared to 2001.  Since 2001, Codensa only services regulated clients.  The unregulated market is serviced directly by our generation company, Emgesa.

In 2002, Codensa had energy losses of 10.3% compared to 11.8% in 2001 and 10.5% in 2000.  We will continue implementing the same energy loss reduction measures that we have applied in Chile, Argentina, and Peru.

Edelnor

Edelnor is a Peruvian electricity distribution company that is 60% owned by Distrilima.  Chilectra is Edelnor’s operator but does not receive any fees for its role as operator.  As of December 31, 2002, we increased our equity interest from 54.5% to 55.7% in Distrilima which represents a 33.4% interest in Edelnor.  Edelnor operates in a concession area of 2,440 square kilometers.

Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura and Barranca, and in the adjacent province of Callao.  Edelnor’s concession period does not have a specified term.  Pursuant to the concession agreement, Edelnor must meet certain minimum standards of service.  If Edelnor does not fulfill the minimum requirements, the Peruvian government may revoke the concession.  As of December 31, 2002, Edelnor distributed electricity to approximately 871,000 customers, a 0.5% increase from December 31, 2001.

Edelnor had energy losses of 8.5% in 2002 compared to 8.9% for the year ended December 31, 2001.  A substantial portion of Edelnor’s energy losses are due to illegally tapped energy, faulty metering and inadequate invoicing and collection systems.  We believe that the implementation of a program aimed at reducing theft and improving efficiency through technological advances similar to that implemented in our other principal subsidiaries and related companies should continue to reduce energy losses.

For the year ended December 31, 2002, Edelnor had total energy sales of 3,872 GWh.  The compounded annual growth rate in energy sales from 1998 to 2002 was 4.4% per annum.

Water Utility Businesses

In 1997, we purchased a 55% interest in Aguas Cordillera, a private water utility company that services over 80,000 customers in the eastern residential zone of Santiago.  In 1998, we purchased the remaining 45% minority interest in Aguas Cordillera, making Aguas Cordillera a wholly owned subsidiary.  Subsequent to our acquisition of our first water utility, a new law regulating water utility concessions was adopted that provided that no new water utility concessions could overlap with those already given to electricity distribution or local telephony companies with certain defined characteristics.  The new law does not have retroactive effect for the period before which such determination came into effect.  As a result, Aguas Cordillera, which is in Chilectra’s electricity distribution concession area, was limited in its growth opportunities because its owner is also in the public service sector.

We began a process of divestiture of Aguas Cordillera in August 1999, but our board of directors suspended the process in December 1999 after the Antitrust Commission in October 1999 issued an injunction that put a halt to the sale.  The Antitrust Committee claimed that it needed to investigate any potential conflict of interest on the part of parties potentially interested in the purchase of Aguas Cordillera.  One of such parties was Empresa Metropolitana de Obras Sanitarias S.A., or EMOS, the privatized water utility that serves the same concession area as Chilectra, and which is now majority-controlled by Aguas de Barcelona S.A., or Agbar, in which Endesa-Spain has an equity

Back to Contents

interest of 11.8%.  On March 27, 2000, and subsequent to a request by Enersis to lift the injunction, the Antitrust Commission authorized the sale of Aguas Cordillera in a public bid,  but any party who won the bid would have to seek prior and definitive approval from the Antitrust Commission.  We entered into an agreement to sell Aguas Cordillera to EMOS in May 2000 for US$ 189 million.  On July 27, 2000, Enersis, with the prior authorization from the Antitrust Commission, sold its total shareholding in Aguas Cordillera, and thereby earned an after-tax gain of approximately Ch$ 46.3 billion.

We also formed Aguas Puerto with the minority participation of Anglian Water International Holding Limited, or Anglian Water, a U.K.  company, to bid on the acquisition of a 40.4% equity stake in Esval, a Chilean public drinking water and water treatment utility company.  Esval was one of the thirteen state-owned water and sewage treatment subsidiaries of CORFO.  It has the concession for both the production and supply of drinking water, as well as for the collection, treatment and disposal of wastewater in Chile’s Region V, which extends eastward from the Pacific Ocean to the Andes Mountains separating Chile from Argentina.  Within the concession area, Esval supplies drinking water to approximately 400,000 clients, representing almost 1.5 million consumers, and provides wastewater and sewage systems to about 350,000 clients.  Esval is the second largest water company in Chile and is one of the companies with the widest water treatment services, which covers 73% of its concession area.

On July 5, 2000, Enersis and Anglian Water agreed on the price of Enersis’ 72% shareholding in Aguas Puerto, amounting to approximately US$ 137 million.  On August 4, 2000, Enersis sold to Anglian Water its shareholding in Aguas Puerto, and the transaction resulted in an after-tax gain of approximately Ch$ 20.1 billion for Enersis.

The disposition of Aguas Puerto was justified, from a strategic perspective, by our inability to secure an operating synergy between the electricity and water utility businesses in Chile, given the limitations on overlapping concessions in these services, as imposed by Chilean laws and regulations.

Other Businesses

Our other businesses, Manso de Velasco, Synapsis, and Cam, had operating income of Ch$ 3.8 billion, Ch$ 6.2 billion, and Ch$ 12.4 billion, respectively, for the fiscal year ended December 31, 2002.

Manso de Velasco

Manso de Velasco, our wholly owned subsidiary, develops real estate projects in Chile.  As of December 31, 2002, Manso de Velasco’s principal projects under development included lots of land for residential housing in La Dehesa, a high-income sector of Santiago and a 55% interest in a long-term project involving a 1,050-hectare property near Santiago’s international airport.  In 2002, a total of 15 lots were sold in La Dehesa, plus five very large lots sold for development by third parties.  These figures compare with 14 lots sold in 2001, 36 in 2000, 21 in 1999, and 15 in 1998.  As of December 31, 2002, 94% of the La Dehesa project had been sold.  The real estate business does not form a part of Enersis’ core holdings.  As part of the Financial Strengthening Plan, we plan to divest our interest in Manso de Velasco.

Cam

Cam is engaged in the electrical parts procurement business and is the entity in charge of giving continuity to our engineering and electrical service activities, both in Chile and abroad, and concentrates on managing large-scale services for public utility companies, especially in the electricity, telecommunications, gas and water distribution sectors.  The services provided by Cam include maintaining and calibrating electricity meters and other precision equipment, connecting electricity to final users, and constructing electrical facilities and distribution network connections.  On January 2002 CAM Uno merged into Cam to form a sole company with the purpose to provide integral services to massive public service distributors.  The combination of supply procurement and subsequent services have strengthened the operating, commercial and competitive capacity of the company.  The company is able to provide improved value in turnkey solutions with reduced transaction costs by integrating the procurement of materials as part of the services.  This company represented approximately 0.4% of our consolidated assets as of December 31, 2002 and 2.3% of our consolidated operating income for the year ended December 31, 2002.  In Chile, Cam has developed successfully, on an experimental basis, a communications system using existing power lines, with the objective of providing intermediary communication services to internet service providers.  These services consist in the transmission of information and communications through power lines.

Back to Contents

Because of the components involved in Power Line Communications (“PLC”) technology (electrical & telecommunications systems), in Chile PLC is regulated by two government agencies: Subsecretaría de Telecomunicaciones or “Subtel” (Telecommunications) and the SEF (Electricity).  The Chilean government welcomes new technologies, especially if they increase competition in the telecommunications market.

The usage of the electrical power grid for value added services, like the Internet, has been specifically authorized by the Chilean Superintendency of Electricity and Fuels, or SEF, in 2002.  From the telecommunications regulatory point of view, PLC can operate as a local carrier, similar to a Cable TV network.

Cam has been working closely with the Chilean authorities, keeping Subtel and Chilean Superintendency of Electricity and Fuels, or SEF fully informed.  The Chilean government is in favor of this project because it believes it will foster the development of competition in the telecommunication sector and at the same time place Chile ahead in information technology.  The project is close to obtaining the final regulatory approval.  The feedback from the relevant regulatory agencies has been encouraging, and we expect that the project Enersis PLC will receive the final approvals in the near future.

On May 26, 2003, PLC started an open season process aimed at estimating the potential demand for its services.  The open season is scheduled to end in September 2003.

Synapsis

Synapsis is a wholly owned subsidiary of Enersis.  Synapsis is engaged in the computer services business.  Synapsis provides support services to our utility business, both in Chile and abroad, and also transacts business with unrelated third parties.  Synapsis is the sole provider of information systems to Enersis and its subsidiaries and supplies services and equipment relating to computers and data processing.  This company represented approximately 0.2% of our consolidated assets as of December 31, 2002 and 1.2% of our consolidated operating income for the year ended December 31, 2002.

Enersis Results of Operations for the First Quarter of 2003

We recorded a net loss of Ch$ 26.2 billion in the first quarter of 2003, compared to a net profit of Ch$ 16.6 billion recorded for the same period in 2002.  We attribute this loss primarily to the Ch$ 42.3 billion loss of non-operating income principally from our subsidiaries in Brazil and Argentina resulting from the conversion to Chilean GAAP.  The resulting loss for the first quarter of 2003 we believe was mainly the result of the revaluation of the Brazilian real and the Argentine peso in relation to the US dollar and its impact on the structure of monetary assets and liabilities.  We also attribute a portion of the net loss for the period ended March 31, 2003 to a decrease of Ch$ 28.2 billion in net operating income resulting from lower contributions from our Brazilian electricity distributors, Cerj and Coelce.  This decrease in the consolidated operating income was only partially offset by Endesa-Chile’s improved operating income.

B.	Business overview.

Business Strategy

We seek to take advantage of our know-how and market position as the leading utility company in Latin America to:

•
expand our coverage to compete in an increasingly regional market in which there is a long-term expectation of significant growth in per capita energy consumption, despite the current regional turmoil;

•	enhance our operating margins by significantly reducing the operating costs of our existing businesses;

•	maximize our return on investment in our subsidiaries; and

•	focus on core competencies by disposing of our interests in non-strategic business lines.

The elements of our strategy are described in greater detail below.

Back to Contents

Continued demographic growth in Latin America to take advantage of an increasingly regional energy market

We intend to continue to experience demographic growth in the Latin American utility sector.  We believe that we have considerable expertise in managing utilities, including:

•	reducing energy losses associated with distribution businesses over the long term;

•	building and operating generation facilities;

•	implementing proprietary billing and accounts receivable management systems;

•	increasing work force productivity while maintaining good labor relations;

•	streamlining and upgrading information systems; and

•	operating under a range of tariff and regulatory frameworks that reward efficient operations.

Enhance our operating margin through cost reductions — the Genesis Project

We introduced the Genesis Project in October 1999 with the aim of obtaining significant cash-flow improvements.  This project is based upon a similar project previously undertaken by our parent company, Endesa-Spain, and is now scheduled to be carried out over the six-year period ending on December 31, 2006.

Operating improvements:  We are seeking to reduce energy losses at each of our distribution subsidiaries, as well as to improve the productivity of our employees.  We expect to reduce energy losses principally by improving our ability to stop electricity theft over the long term, and to a lesser degree, reduce technical losses as well.  There may be increases in energy losses in our different distribution subsidiaries in any one year, but the trend over the long term is expected to show loss reductions.  Our employee productivity has increased over these years.

Since December 31, 1998, our consolidated headcount has decreased by 30.3%, or 4,786 employees, from 15,780 in 1998 to 10,994 in 2002.  The personnel reduction through December 31, 2002 has fully met the Genesis Project targets.  Our net distribution ratio, excluding sales to our distribution subsidiary Río Maipo, improved to 6,348 MWh per employee at year-end 2002 from 6,201 MWh per employee at year end 2001 and 5,554 MWh per employee at year-end 2000 from 4,185 MWh per employee at year end 1999, in all four cases using the average employees on a yearly basis.

The New Group concept: We and our subsidiaries are now coordinating our activities on a group basis, rather than as individual companies.  This has led to the expansion of Synapsis to act as the sole provider of information systems to us and all of our subsidiaries, and also to the expansion of Cam, our procurement and services subsidiary, to other South American countries.  Additionally, we are seeking to take better advantage of the purchasing power of the group as a whole.  All of these efforts allow us to take advantages of economies of scale that would not be available to any of the group companies acting individually.

Financial Strengthening Plan

On October 4, 2002, Enersis’ board of directors unanimously approved the Financial Strengthening Plan in order to strengthen our equity base, refinance debt of some of our subsidiaries, sell some of our assets in order to deal with potential short-term liquidity issues and improve our cash flow over a three-year horizon.  Over the next few months, some modifications were made to the original plan, including raising the size of the approved capital increase by US$ 500 million (from US$ 1.5 billion to US$ 2 billion), and a decision to refinance substantially all the bank debt coming due at the Enersis and Endesa-Chile levels, instead of at the subsidiary levels.

As modified since it was first announced in October 2002, this Financial Strengthening Plan contemplates the following operations:

Refinancing Bank Debt: Most of Enersis’ and Endesa-Chile’s syndicated and bilateral loans were scheduled to mature during 2003 and 2004.  In addition, three of our public bonds would mature between May and December 2003, posing a potential liquidity risk for us as a whole.  The three public bonds were the US$ 170 million 7.3%

Back to Contents

Notes due May 1, 2003, issued in 1996 by Empresa Eléctrica Pehuenche S.A., a majority-owned subsidiary of Endesa-Chile (the “Pehuenche Yankee Bond”), the Endesa-Chile MTN, and the Enersis 2003 Put Yankee Bond.  The Pehuenche Yankee Bond matured in May 2003 and was fully repaid upon its maturity.  As of June 15, 2003, obligations for the Endesa-Chile MTN and Enersis 2003 Put Yankee Bond amounted to approximately US$ 531 million after taking into account that the Endesa-Chile MTN was swapped into dollars, and the current obligation associated with that transaction was approximately US$ 381 million.

Moreover, a substantial portion of Enersis’ and Endesa-Chile’s financial indebtedness was subject to mandatory prepayment triggers (in the event of a loss of “investment grade” status from Standard & Poor’s) and a pricing grid based on each of the respective borrower’s senior unsecured long-term foreign currency Standard & Poor’s debt ratings.  On December 11, 2002, Standard & Poor’s lowered such ratings for both Enersis and Endesa-Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in Chilean node prices.  On February 24, 2003, Enersis and Endesa-Chile were downgraded again from “BBB” to “BBB- with a negative outlook”, based primarily on Standard & Poor’s heightened concerns about Enersis’ and Endesa-Chile’s ability to refinance in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil.  This downgrade resulted in a 62.5 basis point increase on our interest rate margin.  See “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

On May 15, 2003, we refinanced US$ 2.33 billion of Enersis and Endesa-Chile syndicated loans and bilateral credit agreements structured as:

•
a US$ 200 million Senior Secured Syndicated Term Loan Facility for Enersis and a US$ 1.388 billion Senior Secured Syndication Term Loan Facility for Enersis, acting through its Cayman Islands Branch (the “Enersis Facility”) each for five years; and

•
a US$ 743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile, acting through its Cayman Islands Branch (the “Endesa-Chile Facility”, and together with the Enersis Facility, the “Facilities”).

The refinancing of bank obligations with the Facilities has allowed Enersis and Endesa-Chile to: (a) make payments for the bond maturities and put option coming due in 2003 for a total of US$ 701 million, (b) lengthen the maturity profile of our debt, (c) allow a greater period of time before amortizing principal payments on our debt and (d) provide better conditions for the planned capital increase process.

On April 16, 2003, immediately after the successful bank refinancing, Standard & Poor’s lifted the “negative outlook” on our ratings and changed the outlook to “stable” for both Enersis and Endesa-Chile.

Capital Increase: On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved a capital increase for the equivalent of up to US$ 2 billion.  The capital increase, which commenced on May 31, 2003, will, if successful, allow for the capitalization of all of Endesa-Spain’s loan to Enersis (with a face value of approximately US$ 1.37 billion), the capitalization of Enersis’ local bonds (with a face value of approximately US$ 151 million), as well as the subscription of shares for cash.  All existing shareholders, other than Endesa-Spain, will have two 30-day pre-emptive rights periods in which they are allowed to subscribe their pro rata equity shares, or sell their rights in the market.  Endesa-Spain has exercised its rights on June 2, 2003, and has voluntarily excluded itself from the second pre-emptive rights period.  The new shares to be offered in our capital increase will not be registered with the Securities and Exchange Commission (the “SEC”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.  Enersis’ shareholders approved the removal of the 65% maximum limit that a single shareholder was permitted to own in Enersis.  As a result, Endesa-Spain may increase its equity stake in Enersis to over 65% by the end of 2003.

Endesa-Spain agreed not to exercise any votes during the capital increase period in excess of its previous 65% shareholding as of December 31, 2002.  Endesa-Spain also agreed to vote in favor of reinstituting the 65% shareholding limit should the capital increase be subscribed entirely in such a way that Endesa-Spain ended up with exactly 65% of the issued and outstanding shares of Enersis.  Likewise, Endesa-Spain agreed not to sell or transfer to third parties its rights to subscribe for Enersis’ shares during the capital increase period.  Endesa-Spain also

Back to Contents

agreed that once the debt is capitalized, Endesa-Spain would acquire Enersis shares only in the secondary market in a public tender offer directed to all of Enersis’ shareholders.

Asset Sales: Asset sales are intended to generate net proceeds of approximately US$ 900 million, of which $300 million will correspond to debt that is expected to be deconsolidated.  The proceeds will be used to repay the indebtedness relating to the 2003 bond maturities.  Thus, we intend to repay such obligations as they become due with a combination of cash on hand and the proceeds of asset sales.  As of the date of this annual report, we have sold approximately 75% of our targeted assets.

Planned asset sales include the following:

•	electricity distribution company Empresa eléctrica Río Maipo, sold on April 30, 2003 for US$ 203 million, including US$ 33 million in debt;

•	real estate company Inmobiliaria Manso de Velasco;

•	hydroelectric generation plant Canutillar, sold on April 30, 2003 for US$ 174 million;

•	a toll road company, Infraestructura 2000, sold on June 23, 2003 for US$ 55 million. The final effect of the sale will be to reduce consolidated debt by US$ 220 million; and

•	certain transmission assets located in Chile sold on May 30, 2003 for US$ 108 million.

Cash Flow Improvement: Enersis has undertaken a program to boost all its operating and commercial capabilities.  We expect to improve the free cash flow generation by US$ 130 million by December 31, 2005, based on December 2002 figures.  We expect to achieve this goal primarily through cost and capital expenditure reduction and efficiency improvements in our distribution and generation companies through energy and risk management, electricity loss reductions and improvements in collections.

Maximize our return on investment in our subsidiaries

We believe that we are able to maximize our return on investment in subsidiaries by seeking to exert significant managerial influence in all of our operations.  We bring significant expertise in efficiently developing and managing electricity businesses.  We have a policy of long-term ownership and do not view any potential minority holdings as passive investments.

Focus on core competencies through divestiture of non-strategic businesses

We intend to focus on our core electricity businesses of generation, distribution and electricity interconnection systems.  In this context, in 2000 we divested ourselves of our water utilities Aguas Cordillera and Esval.  In addition, Endesa-Chile divested itself in October 2000 of Transelec, a Chilean electricity transmission company, for approximately US$ 1,076 million, representing a gain for Endesa-Chile of approximately US$ 225 million.  Although electricity transmission is a business that we also consider part of our core business, Endesa-Chile sold Transelec primarily because of concerns by the Chilean antitrust authorities regarding the integration of our generation, transmission and distribution businesses in Chile.  Endesa-Chile also sold its transmission assets on Chile’s Northern Grid System to HQI Transelec S.A. on May 30, 2003.  On June 23, 2003, Endesa-Chile sold Infraestructura 2000, owner of “Autopista del Sol” (a highway from Santiago to the coast) and “Autopista Los Libertadores” (a section of a highway from Santiago to the north).  Depending on market conditions, we may also dispose of ENEA, a business and commercial park located near the Santiago international airport, and Santuario del Valle, a project of residential real estate lots aimed at high-income families in northeastern Santiago.

Capital Investment Program

We coordinate the overall financing strategy of our subsidiaries and intercompany advances to optimize debt management as well as the terms and conditions of our financing.  Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion through internally generated funds or direct financings.  The Genesis Project, as well as the

Back to Contents

Financial Strengthening Plan, have established targets for capital expenditures for each of our principal subsidiary companies.  One of our aims is to reduce the total amount of capital expenditures made by each company over the five-year period of the project, by reviewing short-term investments and focusing on investments that will provide a long-term benefit, such as energy loss reduction projects.  Additionally, by focusing on the Enersis group as a whole and seeking to provide services across the group, we are aiming to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems.

For the period between 2003 and 2007, we expect to make capital expenditures of approximately Ch$ 1,592 billion in our majority-owned subsidiaries, including Endesa-Chile.  The 5-year credit facilities signed on May 15, 2003 impose some restrictions to each company’s capital investment program.  The table below sets forth the capital expenditures made by our subsidiaries in 2002 and expected capital expenditures for the period 2003-2007.  These expected capital expenditures are in conformity with the restrictions our bank loans place on making capital investments.

	Capital Expenditure

	(in billions of Ch$)
	2002	2003-2007

Electricity Generation
Endesa-Chile (Chile, Argentina, Brazil, Colombia and Peru)	127	535
Electricity Distribution
Chilectra (Chile)	43	206
Río Maipo (Chile) (1)	5	0
Edesur (Argentina)	18	232
Cerj (Brazil)	47	222
Coelce (Brazil)	45	128
Codensa (Colombia)	32	153
Edelnor (Peru)	26	103
Other Businesses	5	13

Total	348	1,592

(1)	Río Maipo was sold in March 2003 and no projections were made for the 2003-2007 period.

Electricity Generation

Endesa-Chile had total capital expenditures of Ch$ 127 billion in 2002.  For the period between 2003 and 2007, Endesa-Chile expects to make further capital expenditures of approximately Ch$ 535 billion in currently identified generation projects in Chile, primarily associated with the Ralco hydroelectric power plant, which is scheduled to commence operations during the second half of 2004.

Electricity Distribution

In 2002, Chilectra incurred capital expenditures of Ch$ 43 billion.  Río Maipo’s capital expenditures were Ch$ 5 billion.  The capital expenditures were principally to improve existing distribution facilities and networks.  Chilectra’s and Río Maipo’s capital expenditures were financed through internally generated funds and payments received from customers who are granted access to our Chilean networks as required by law.  Pursuant to the current capital expenditure plan, capital expenditures in Chilectra is expected to be Ch$ 206 billion for the period between 2003 and 2007.

Edesur incurred capital expenditures of Ch$ 18 billion in 2002, principally due to repairs and expansion of existing facilities, including replacement of old equipment and lines and expansion of capacity.  Edesur expects to meet its capital expenditure requirements principally with internally generated funds.  Capital expenditures for Edesur are anticipated to be Ch$ 232 billion for the period between 2003 and 2007.

Back to Contents

Competition

In the electricity generation business segment, our Chilean subsidiary, Endesa-Chile, competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (formerly Chilgener S.A.) (“Gener”) and Colbún.  According to statistics published by autonomous generating industry groups, known as Centro de Despacho Económico de Carga (“CDEC”), as of December 31, 2002, Gener had an installed capacity of 1,439 MW (including Guacolda 304 MW and Eléctrica Santiago 379 MW) of which 83% was thermal electric, and Colbún had an installed capacity of 1,067 MW, of which 35% was thermal electric.  In addition, there are a number of smaller entities that generate electricity in the SIC.  Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.  Endesa-Chile believes that it has considerable competitive strength in the SIC due to its large diversified capacity, extensive geographic coverage, technical expertise, customer service and established commercial relationships.  In addition, as 73.7% of Endesa-Chile’s installed capacity comes from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies that rely more heavily on thermal production.  During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.  In the SING, Endesa-Chile operates one thermal electric facility with an aggregate installed capacity as of December 31, 2002, of 182 MW, or 5% of the total installed capacity in the SING.  All of the other generation companies operating in the SING, principally Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A., have substantially larger operations than Endesa-Chile in the SING.

Also within our electricity generation business segment, our Argentine subsidiaries, Costanera, Central Buenos Aires S.A. and El Chocón, compete against other important operators in the Argentine market such AES, Pluspetrol, Pérez Companc and TotalFinaElf.  Our Peruvian subsidiary, Edegel, competes within the Peruvian market against Electroperú, Egenor, Enersur, Eepsa and Etevensa.  Our Colombian subsidiaries, Betania and Emgesa compete, against AES and Unión Fenosa within the Colombian market.  Finally, our Brazilian subsidiary, Cachoeira Dourada, competes against other important private operators in the Brazilian market, including Tractebel, AES, Duke and state-owned Eletrobrás.

In the electricity distribution business segment, each one of our subsidiaries is a natural monopoly in its respective concession area.  There are natural, although not legal, barriers to entry since it is uneconomic for more than one distribution company to operate in the same concession area.  Although the long-term trend in many of our markets is toward increased competition through the incorporation, among other matters, of trading companies that compete with distribution companies for certain customers.  In addition, distribution companies are normally allowed to charge trading companies a toll for the use of their lines.  At the date of this annual report, the only such country where there is a trading market is Colombia.  At the same time, if such trading companies are allowed in other countries by future regulatory changes, we would expect to form such trading companies ourselves in order to compete effectively with our existing technical and commercial know-how.

Utility Business

Chile

In accordance with Chile’s regulatory framework for electricity distribution, more than one concession may be granted for the same territory.  However, barriers to entry are high because electricity distribution requires an extensive distribution network and significant capital outlays.  To date, the Ministry of Economy has not granted any significant overlapping concessions.  Nevertheless, the existing tariff system for distribution companies, which sets tariffs by applying efficiency guidelines to a selected actual company of similar size, the model company, has the inherent effect of creating competition between similar-sized electricity distribution companies to improve operating efficiency, reduce distribution energy losses and increase operating margins.

Electricity generation companies compete with each other to obtain long-term contracts with distribution companies, and they compete with each other and with distribution companies to provide service to unregulated (high-usage) customers.  All sales to regulated customers are subject to tariffs that fix the maximum prices that can be charged.  The Chilean Electricity Law requires that the difference between such maximum prices charged to regulated customers and actual prices to unregulated customers not exceed 10% on average.  Any variation of more

Back to Contents

than 10% requires that the regulated prices be adjusted.  Consequently, competition for sales to unregulated customers may affect the tariff for regulated sales.

By law, distribution and transmission companies must permit the use of their lines and ancillary facilities for the transmission of electricity upon payment of a toll.  Unregulated customers have several distribution alternatives, including:

•	installing their own lines directly from a generation company;

•	arranging a supply contract with a generation company, which pays a toll to a transmission company and a distribution company;

•	negotiating a contract with a distribution company; and

•	generating their own electricity.

We are not aware of customers in our concession area that have installed their own lines from a generation company as of the date of this annual report.  We believe there is presently no significant self-generation or co-generation within Chilectra’s and Río Maipo’s concession areas.

Argentina

Our electricity distribution operations in Argentina are conducted through Edesur, which holds a concession from the Argentine government to transmit and distribute electricity in its territory.  The concession expires on September 1, 2087.  The concession agreement precludes third parties from constructing distribution assets within Edesur’s territory.

Electricity transmission companies are required by law to provide generators, distributors and large users access to available transmission capacity upon payment of a toll.

Our electricity generation operations in Argentina are carried out by El Chocón, Costanera and CBA. Generation companies compete with each other in the wholesale electricity market for sales to distribution companies and large users.  The prices received by electricity generation companies in the wholesale market are determined primarily by the marginal cost of supplying additional capacity on the system.

Brazil

As of December 31, 2002, our electricity distribution business in Brazil was conducted through Cerj and Coelce.  The concession agreements for Cerj and Coelce are non-exclusive for their respective territories.  Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies.  Currently, Brazil’s electricity generation needs are supplied primarily by approximately 70 companies.  Substantially all of the country’s generating capacity is controlled by either states or the federal government.

As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Cerj’s concession area), the South, the North and the Northeast (including Coelce’s concession area).  Each of these regions is supplied primarily by a federally-owned generation company which is charged with promoting the development of electricity power generation and transmission in its region.  The main federal generating company for the Southeast region is Furnas Centrais Elétricas S.A., or FURNAS.  Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the Operador Nacional do Sistema Elétricos, or ONS.  Our electricity generation in Brazil is conducted through Cachoeira Dourada.  Cachoeira Dourada has long-term contracts with CELG.

Back to Contents

Colombia

Enersis conducts its Colombian electricity distribution business through Codensa, the second such company to be privatized in Colombia.  Since most of the other distribution companies are state owned, there is a very limited level of competition in the electricity distribution business.  On the other hand, the possibility of trading energy in Colombia makes that country’s electricity market quite competitive.

Our electricity generation business in Colombia is conducted through Betania, one of the first electricity generation facilities to be privatized in Colombia and through Emgesa.

Peru

Our electricity distribution business in Peru is conducted through Edelnor.  Edelnor’s concession agreement is exclusive for its territory.  As in Chile, the Peruvian regulatory authority sets tariffs for distribution companies by using the model company approach which entails applying efficiency guidelines to a selected actual company of comparable size.  This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins.

Our electricity generation business in Peru is conducted through Edegel, the largest privately-owned electricity generation company in the country.  Electricity generation companies compete with each other and with distribution companies to provide service to unregulated large users.  Edegel is located in the geographic area covered by the SICN electricity grid system, but competes with the generation companies in both the northern and southern electricity systems.  Competition for sales to unregulated customers may affect the tariff for regulated sales.  As is the case in Chile, distribution and transmission companies are required by law to permit the use of their lines and ancillary facilities for the transmission of electricity upon payment of a toll.

Electricity Industry Regulatory Framework

Chile

Industry Structure

The electricity industry in Chile is divided into three sectors: generation, transmission and distribution.  The generation sector consists of companies that generate electricity from hydroelectric and thermal production sources.  They sell their production to distribution companies, regulated and unregulated customers and other generation companies.  The transmission sector consists of companies that transmit at high voltage the electricity produced by generation companies.  The third sector consists of distribution companies that purchase electricity from generation companies for sale to their regulated and unregulated customers.  Distribution is defined for regulatory purposes to include all supply of electricity at a voltage up to and including 23 kV.

The electricity sector in Chile is regulated pursuant to DFL No. 1, which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law.  Under the Chilean Electricity Law, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles (the “SEF”), and the Ministry of Economy acting through the Comisión Nacional de Electricidad (“NEC”).  The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks.  The NEC calculates maximum prices for electricity sales to regulated end users.

Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area.  The largest generation companies in Chile, including Endesa-Chile, sell electricity through interconnected electricity systems.  In addition to the SIC and the SING, there are several other isolated and immaterial systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems.  The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups, the dispatch center, or CDEC.  The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand.  As a result, at any specific level of

Back to Contents

demand, the appropriate supply will be provided at the lowest possible cost of production available in the system.  In addition, certain major industrial companies own and operate generation systems to meet their own demand.

Chilean Electricity Law

General

The goal of the Chilean Electricity Law is to provide sufficient incentives toward maximizing efficiency and a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices.  The expected result is an economically efficient allocation of resources to and within the electricity sector.  The regulatory system is designed to provide a competitive rate of return on investments in order to stimulate private investment, while ensuring the availability of electricity service to all who request it.  We are subject to regulation of our prices and other aspects of our business in Chile.  Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  The NEC calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated node prices.  The SEF sets and enforces the technical standards of the system and the correct compliance of the law.  In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the NEC and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Pursuant to the Chilean Electricity Law, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generators in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most cost efficiently produced electricity is dispatched to satisfy the aggregate demand.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers.  Because Endesa-Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, Endesa-Chile’s electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions.  Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price which is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched.  This is known as the spot marginal cost.

Sales by Generation Companies

Sales may be made pursuant to short- or long-term contracts or, in the case of sales to other generation companies, on a spot basis.  Generation companies may also be engaged in contracted sales among each other at negotiated prices.  Generation companies are free to determine whether and with whom to contract, the duration of the contracts and the amount of electricity to be sold.

Sales to Distribution Companies and Certain Regulated Customers

Under the Chilean Electricity Law and regulations thereunder, sales to distribution companies for resale to regulated customers must be made at the node prices then in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied.  Regulated customers are those with maximum consumption capacity equal to or less than 2 MW.  Two node prices are paid by distribution companies: node prices for capacity and node prices for energy consumption.  Node prices for capacity are determined by making a calculation of the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility.  Wholesale prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, quarterly during the succeeding 48 months in the SIC and monthly during the succeeding 24 months in the SING.  The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 48-month period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules

Back to Contents

and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan.  The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy.  Although node prices are quoted in Chilean pesos, the calculations used to determine node prices are mainly effected in US$.  Node prices so established become effective in May and November.  Node prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node price then in effect would result in a variation in excess of 10%.  In addition, the Chilean Electricity Law requires that the difference between node prices and the average price paid by unregulated customers in the six-month period prior to the date of node price calculation not to exceed 10%.  If node prices do not meet this requirement, they will be adjusted so that such difference will not exceed 10%.  Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node prices in effect at the time.

The Chilean Electricity Law provides that if a generation company sells directly to a regulated customer outside the concession area of a distribution company, then the generation company must apply the same price as the nearest distribution company would be required to apply.

Sales to Other Generation Companies

To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Energy” and “Firm Capacity.”

Firm Energy is the estimated aggregate amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, assuming that:

•	such year is one of low hydrology conditions; and

•	there will be average availability of thermal units during such year.

For purposes of determining estimated hydroelectric production during low hydrology conditions, annual aggregate energy production of the system during the last 40 years is ranked by year from greatest to lowest, subject to certain adjustments to reflect assumptions as to how the currently prevailing water levels at Lake Laja (the principal reservoir in Chile) and recently constructed hydroelectric plants would have affected production in each of those years.  The amount of aggregate system energy produced in the year ranked closest to the tenth percentile from the bottom of the resulting ranking is used to determine the aggregate system production in a dry hydrology year.  To determine the average availability of thermal electricity units, the CDEC estimates the aggregate energy that can be delivered by existing thermal electricity plants, taking into consideration maintenance and failure periods, based on national and international statistics.  Generation companies whose proportionate share of Firm Energy is less than their contractual sales obligations must purchase, in advance and at negotiated prices, sufficient energy production to satisfy their contractual obligations from generation companies with a proportionate share of Firm Energy in excess of their contractual obligations.  Individual generation companies analyze Firm Energy statistics to determine their pro rata share of Firm Energy, as a tool in determining how best to match their contractual sales obligations with projected energy production in order to achieve optimal operating profits from energy sales.  This definition of “Firm Energy” is relevant only until December 2001.  Subsequent to that date, generation companies are no longer capped at “Firm Energy” for their contracts.  The rulings under the Electricity Law, as amended, replace this concept.

Firm Capacity is the total probable capacity of all generating units in an interconnected system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology.  Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system.  The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit.  Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.”  If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such company

Back to Contents

will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.

A generation company may be required to purchase or sell energy or capacity in the spot market at any time depending upon its contractual requirements in relation to the amount of electricity from such company to be dispatched.  Purchases and sales made in the spot market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched.  Generation companies making sales in the spot market are paid for each month’s sales on the 22nd day of the following month at the spot marginal cost in effect at the time of sale.

Transmission

To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies.  The toll is calculated according to a formula pursuant to which the owner of the transmission lines is reimbursed for its investment and operating costs relating to the transmission lines used.  The amount of the specific components of the formula is negotiated between the transmission company and the generation company.  Disputes relating to transmission matters are submitted to an arbitration proceeding in accordance with the Chilean Electricity Law.

Sales to Unregulated Customers

The Electricity Law distinguishes between regulated and unregulated prices for electricity supply.  Electricity supply prices are unregulated for:

•	final customers with a connected capacity greater than 2 MW, commonly known as large customers;

•	temporary customers; and

•	customers with special quality requirements.

Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies.  All other customers are subject to the maximum prices established by the tariffs.

Distribution Tariff to Final Customers

The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node prices for capacity and energy consumption at the point of purchase from the generation company), a sub-transmission surcharge, a factor for distribution losses of capacity and energy, and the value added by the distribution network (the “VAD”).  The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole.  The sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level.  The VAD includes an allowed return on investment.

VAD Tariff

The Chilean tariff system allows distribution companies to recover the operating costs of a “model company,” including allowed losses, and a return on investment.  Recovery is primarily made through capacity charges and, in the case relating to the lowest voltage tariff rate (“BT-1”), through sales of energy.  The BT-1 tariff rate is designed for customers with connected capacity not greater than 10 kW for whom capacity usage is not metered.  This tariff only measures energy consumed and the capacity usage by such customers is determined based on energy (kWh) used.  The distribution costs associated with all other customers are recovered through either measured or contracted capacity (kW) sales.

Back to Contents

The Value Added from Distribution, or VAD, which is based on a “model company,” includes the following costs: selling, general and administrative costs of distribution; maintenance and operating costs of distribution assets; cost of energy and energy losses; and an expected return on investment, before taxes, of 10% per annum in real terms based on the new replacement cost of assets employed in distribution.  The new replacement cost of assets includes the cost of renewing all the facilities and physical assets used to provide the distribution services, including interest expense, intangible assets and working capital.

Distribution Tariff-Setting Process

The distribution tariffs are set every four years.  During the tariff-setting process, the NEC classifies companies into groups (the “Typical Distribution Areas” or “TDAs”) based on economic factors that classify like-companies with similar distribution costs.

By applying efficiency guidelines established by the NEC to a selected actual company, the NEC chooses a “model company” for the purpose of setting a tariff.  The tariff is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations of the model company, which is used as a benchmark.

A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the NEC for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  For the four-year period beginning November 2000, Chilectra was the only company classified in the high-density TDA, and Compañía General de Electricidad S.A. was chosen for the medium-density TDA.  Río Maipo operates as a medium-density company.

Tariff studies are performed both by the NEC and by the distribution companies.  Each party typically retains specialized consultants to perform a parallel tariff study.  The tariffs are calculated as a weighted average of the results of the NEC-commissioned study and the companies’ study, with the results of the NEC’s study bearing twice the weight of the companies’ results.  Preliminary tariffs are tested to ensure that they provide an average real annual internal rate of return between 6% and 14% on the replacement cost of assets for the entire distribution industry.

The distribution tariffs are enacted by the Ministry of Economy and are valid for four years, unless:

•	the cumulative variation in the consumer price index exceeds 100% within the four-year period; or

•	the annual internal real rate of return for the electricity distribution industry as a whole falls below 5%, or increases above 15%.

At the end of 2002, the Chilean SEF informed the exploitation costs and net replacement value (“VNR” in Spanish) with which the NEC calculates the rate of return of the industry.  In this context, the Chilean SEF reduced the allowed operating costs by 7% for Chilectra and 11% for all the other electricity distributors.  In light of these reductions, the other electricity distribution companies presented 21 arguments in the courts around the country, 4 of which were received favorably.  These arguments claim that the resolutions by which the SEF reduced the allowed operation cost of the distribution companies were not well founded.  Consequently the return rate calculation process has been paralyzed.

In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the NEC.  As required by the Chilean Electricity Law, distribution tariffs have been reset every four years starting with 1984.  The next tariff resetting is scheduled for November 2004.

Tariff formulas allow monthly indexing based on variations in node prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties.  The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity.  Node prices are adjusted during the six-month period only if changes in the underlying variables in the formula used to project a node price then in effect would result in a variation in excess of 10%.

Back to Contents

Concessions

In certain cases, the Chilean Electricity Law permits the generation and transmission of electricity without the need to obtain a concession from the Chilean government.  However, companies may apply for a concession from the Chilean government, particularly to facilitate use of and access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, absent agreement, determined by an administrative proceeding that may be appealed to Chilean courts.

Concessions for the operation of distribution networks are granted by the Ministry of Economy pursuant to the Chilean Electricity Law.  Concessions are non-exclusive and of indefinite duration but may be revoked by the President of Chile if certain quality and safety standards are not met.  In such case, the distribution company’s assets will be liquidated in a public auction.  The net proceeds from such auction will be paid to the concession holder after all associated expenses are reimbursed.  Government approval is required for the transfer of concessions and for the territorial expansion of a concession.  The concession holder has the right to use public rights-of-way to install overhead and underground lines for the distribution of electricity within its territory.

Distribution companies are required to provide service within their concession area at applicable tariffs, and may provide service to customers outside the concession area connected to the distribution facilities through their own lines or lines of third parties at applicable tariffs.  The Chilean Electricity Law permits a distribution company to demand that a customer finance the capital investment required to extend the transmission and distribution facilities necessary to provide service.  Such law requires that customer financing be repaid by the distribution company, but gives the distribution company the discretion to determine the form of repayment over a period not to exceed 15 years.  Repayment may be made by delivery of promissory notes, electricity, common shares or other form of consideration agreed to by both parties.

Changes to Electricity Law, Potential Fines, Compensations and Regulatory Payments

The Chilean Congress amended the Chilean Electricity Law, effective as of June 8, 2000, placing severe penalties on deficit generators in the event of prolonged periods of electricity shortages.  Electricity rationing may be enforced by the enactment of a rationing decree which is subject to the prior approval by the NEC and the Ministry of Economy.  Such approval is contingent upon the severity of the prevailing conditions causing the electricity shortage.

The Chilean Electricity Law, as amended, no longer exempts deficit generators from fines if power shortages are due to severe drought and states that such weather conditions will no longer be considered an event of force majeure.  In addition, the Chilean Electricity Law, as amended, requires that generators compensate consumers during periods of rationing as compared to the law prior to amendment.

Under the Chilean Electricity Law, as currently in effect, we may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generators from whom we are forced to purchase electricity in order to meet contractual commitments.  These types of penalties or payments are described below.

•
Fines.  The fines, that could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately US$42 to a maximum of the equivalent of approximately US$5 million.  Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•
Compensatory Payments By Generation Companies.  If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse final customers for non-supplied energy at failure cost.

•
Failure Cost.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generators that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect.  The failure cost is implemented as an additional amount that must be paid by deficit generators to the surplus generators from whom deficit generators purchase electricity.

Back to Contents

•
Compensatory Payments By Distribution Companies.  Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards.  These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters, that should be regulated.  As of this date, such services have not been regulated.  It is expected that the NEC will regulate such services in the next tariff setting scheduled for November 2004.

On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to SAESA, a distribution company which was not able to renew its electricity supply contracts.  In the resolution referred to above it was also stated that such supply (with no contract and for regulated clients) shall be provided at the node price and on a pro rata basis, considering the firm capacity of each generator.

The regulatory authority has announced that the Chilean electricity regulatory framework will be amended in two steps.  The first step will refer to those matters which are needed with more urgency, the “Short Law.”  The second step will refer to the remaining amendments that are needed, the “Long Law.”

The “Short Law”

In May 2002, the executive power sent to Congress a draft of the “Short Law,” which aimed to improve current regulatory aspects so as to promote investments required for transmission and generation in the short- to medium-term, and would entail the following fundamental topics:

•	a new methodology concerning compensation to, and expansion of, transmission systems, which would be financed in equal parts among demand and supply for this service;

•	regulation on the subject of ancillary services (including frequency regulation, among others);

•
adjustment of the node price in relation to the unregulated price, in such a way that the current 10% band would be lowered to 5%, so as to permit regulated prices to be closer to the free market, or unregulated prices;

•	regulation of the distribution toll. The electricity distributors are required to provide service to third parties; and

•	a permanent expertise commission will be established to resolve discrepancies that arise in each of the tariff and toll setting processes.

In addition to these subjects, it is possible that while being discussed at the Congressional level, there may be an indication from the executive power that the 10% discount rate prevailing today may be substituted for a variable rate which would take into account such parameters as risk levels, costs of capital and debt, and others.

At the time of this annual report, the Short Law has not yet been promulgated.

Environmental Regulation

The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution.  It further provides that other constitutional rights may be limited in order to protect the environment.  Although environmental regulation is not as well developed in Chile as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations.  Among them is Ley Sobre Neutralización de los Residuos Provenientes de Establecimientos Industriales No. 3,133 dating back to 1916, referred to as Law 3,133, which regulates the discharge of liquid industrial wastes, and the Sanitary Code which contains provisions relating to waste disposal, the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.  Regulations under Law 3,133 were published on February 23, 1993.  The regulations provide that no industrial establishment may dispose of

Back to Contents

substances that may pose a risk to irrigation or consumption in any sewer or natural or artificial body of water without prior authorization from the Ministry of Public Works and a favorable determination from the Superintendency of Sanitary Services.  The regulations also mandate governmental approval of any systems that an industrial establishment proposes to use for the purpose of neutralizing or purifying liquid industrial residues.  We do not believe that compliance with Law 3,133 will affect our operations adversely.

Our operations in Chile are also subject to Ley No. 19,300, or the Chilean Environmental Law, which was enacted in 1994.  The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA.  It also requires an evaluation of environmental impact by the Chilean government and authorizes the relevant ministries to establish emission standards.  Chilectra’s transmission lines may be also affected by regulations under the Chilean Environmental Law issued on April 3, 1997, which require environmental impact studies for projects involving high voltage transmission lines and their substations.

Argentina

Industry Structure

Ley Nacional No. 24,065 of January 1992, or the Argentine Electricity Act, divides the electricity industry into three sectors: generation; transmission and distribution.  The generation sector is organized on a competitive basis with independent generation companies selling their production in the Wholesale Electricity Market (the “WEM”) or by private contracts with certain other market participants.  Transmission is organized on a regulated basis.  Transmission companies are required to operate, maintain and provide third parties access to the transmission systems they own and are authorized to collect a toll for transmission services.  Transmission companies are prohibited from generating or distributing electricity.  The major transmission company is Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. or Transener.  Distribution involves the transfer of electricity from the supply points of transmitters to customers.  Distribution companies operate as geographic monopolies, providing service to almost all customers within their specific region.  Accordingly, distribution companies are regulated as to rates and are subject to service specifications.  Although distribution companies may acquire the electricity needed to meet the demand either in the WEM or through contracts with generation companies, all of them prefer to buy electricity in the WEM because distribution companies are allowed to pass through only the average spot price.

The WEM classifies large users of energy into three categories, Major Large Users (“GUMAs” in its Spanish acronym), Minor Large Users (“GUMEs” in its Spanish acronym) and Large Particular Users (“GUPAs” in its Spanish acronym).  Users in each of the three categories may freely negotiate their supply contract prices with generating companies.  GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh.  GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market.  GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW.  GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW.  GUMEs and GUPAs are not required to have a minimum annual energy consumption.  GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

The regulation also recognizes the following entities as participants in the WEM:

•	power traders, who market generation capacity and energy demand by entering into contracts with generators and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.

Dispatch and Pricing

The Argentine electricity dispatch system, like the Chilean system, is designed to ensure that the lowest cost electricity reaches customers.  The National Interconnected System (“NIS”) coordinates the generation, transmission, and distribution of electricity.  Generation companies sell their electricity to distribution companies,

Back to Contents

power traders and large users in the competitive WEM through freely negotiated supply contracts or through the spot market at prices set by the Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”).  The operation of the WEM is the responsibility of CAMMESA.  CAMMESA’s stockholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.

All generation companies that are in the NIS pool operate in the WEM.  The contractual price is paid by distribution companies, power traders and large users that have entered into supply contracts with generation companies.  Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks.  The average spot price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every three months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors.  The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves.  This hourly price paid for energy reflects the marginal cost of generation.

The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts among generation companies, power traders and distribution companies or large users.  Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments.  Under these circumstances, the generation company will be obligated to buy or sell excess energy from or to the pool at spot prices.

Transmission Tariff

The transmission tariff that must be paid by generators, distributors and by large users can be broken down into:

•	a connection charge that underwrites the costs of operating and maintaining the equipment that links them to the transmission system;

•	a capacity charge that underwrites costs of operating and maintaining lines; and

•	a variable charge based on the aggregate amount of electricity energy transported to cover losses that occur during transmission.

Regulation of Hydroelectric Operations

The Basin Authority.  Ley Nacional No. 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers (the “Basin Authority”).  The Basin Authority is responsible for the administration, control, use and preservation of the basin of the Limay, Neuquén and Negro Rivers, and for the adequate management of related water resources.  The Basin Authority monitors compliance by El Chocón, one of the largest hydroelectric generation facilities in Argentina, and other hydroelectric concession holders in the region with the provisions of their respective concession agreements, environmental laws and the Basin Authority’s resolutions.  The Basin Authority also serves as a forum for public hearings at which complaints against those holding concessions can be heard and resolved.

ORSEP.  The Entity for Safety of Dams (“ORSEP” in its Spanish acronym) is in charge of supervising the safety of El Chocón’s dams, and of any additional works performed by El Chocón.  ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets.  ORSEP is empowered to:

•	inspect and verify the functioning of any part of the dams or related structures; and

•	require reports on the design, construction, operation, maintenance, use, repair or modification of dams and related structures; and

•	any situation which may cause risk to the dam or any death or injury caused by such dams or related structures.

Back to Contents

ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.

Distribution Tariff to Final Customers

In general, Edesur’s distribution tariff is comprised of:

•
a fixed charge applicable to small users who are generally residential customers, and also small industrial and commercial customers, or a charge per unit of maximum demand for medium or large users who are generally commercial, industrial or governmental customers; and

•
variable energy charges, which are recalculated at the beginning of each three-month period coinciding with the dates on which the average spot prices in the wholesale electricity market are effective and on which the cost of energy purchased under the pre-privatization power purchase contracts changes.

The fixed charge or the charge per unit of maximum demand portion of the tariff includes two components:

•	the cost of capacity in the wholesale market, adjusted at the beginning of the same three-month period; and

•	the distribution component (VAD), which until before the Argentine crisis, was fixed in US$for each class of users, adjusted semi-annually for changes in U.S. wholesale and consumer price indices.

The variable energy charges are designed to allow a distribution company to recover its variable energy costs based upon the weighted proportion of each distribution company’s energy supply derived from the average spot prices set for the next three months, energy purchased under post-privatization long-term contracts at the average spot prices and amounts payable by such distribution company into the National Energy Fund.

Upon expiration of the initial ten-year period and upon each successive five-year period thereafter, the tariff schedule will be revised for the next five years.  One year before the end of each such period, Edesur must propose its recommended revisions.  According to Argentine regulations, the ENRE must appoint experts to propose alternative tariff formulas taking into consideration the interests of both consumers and Edesur.

The tariff schedule should have been revised in 2002, but the tariff revision process is in a stage of uncertainty because ENRE postponed the presentation of the Tariff Proposal for the period starting on September 1, 2002 and ending on October 31, 2007.  The postponement was requested by the distribution companies due to the re-negotiation of the concession contracts, which is taking place under the Economic Emergency Law, and because it is not possible, under the current circumstances, to establish the criteria and valid premises to determine the economic costs and a reasonable rate of return for distribution companies.

Emergency Measures

As of the date of this annual report, the Argentine electricity regulatory framework is undergoing profound changes, the effect of which is hard to evaluate in terms of long-lasting impacts.  Although Law No. 24,065 has not been formally derogated, and as such, it still prevails from a formal perspective, the trend that has been observed in 2002 to date leads us to believe that there will be an increased state intervention that will modify the regulatory framework described in this annual report.  In particular, in January 2002, Law No. 25,561 was promulgated, and authorizes the executive power to renegotiate public service concession contracts.

The enactment of Law No. 25,561 “Law on Public Emergency and Reform of the Exchange Regulations” produced a considerable imbalance in the economic equation for Edesur and repealed provisions of Law No. 24,065 that previously ensured a reasonable rate of return.

The devaluation and pesification measures undertaken pursuant to Law No. 25,561 resulted in a shortfall of revenues, and Edesur was unable to satisfactorily meet its financing needs because the frozen tariffs Edesur could charge for its services were lower than the costs associated with such services.

Back to Contents

During all 2002 and as of the date of this annual report, the progress in the renegotiation process has been minimal and we cannot predict if, and when, we will obtain acceptable tariffs for Edesur.

Concessions

Edesur holds an exclusive concession to distribute electricity within the concession area for a period of 95 years from August 31, 1992.  The concession consists of an initial 15-year period and eight additional ten-year periods.  This exclusive concession may expire, or the area of concession may be changed, if technical advances permit new methods of electricity distribution.  The government must notify Edesur at least six months before the expiration of the first concession period, August 31, 2007, or any subsequent concession period, if it intends to exercise its right to modify the concession area.

On March 25, 1997, the ENRE approved an amendment to Edesur’s by-laws passed by stockholders at a meeting held on March 14, 1997, allowing Edesur to participate in other energy distribution companies, to act as a broker in the electricity market, and to provide services to third parties.

Edesur is required under the concession contract to supply electricity upon request by owners or occupants of premises in its concession area, meet certain quality standards relating to electricity supplied, meet certain operating requirements relating to the maintenance of distribution assets, and bill customers based on actual readings.  As a condition of the concession, and to ensure its performance under the terms thereof, Distrilec, the direct owner of 56.4% of the shares of Edesur and the entity through which we holds part of our beneficial ownership in Edesur, has pledged its shares of Edesur to the Argentine government.  The Argentine government may sell the pledged shares if, for instance:

•
Edesur does not comply with the quality standards established in the concession agreement or accumulates penalties in any given year in an amount greater than 20% of its invoices after taxes and contributions; and

•	Distrilec transfers its shares of Edesur without authorization or allows another person to pledge its shares in Edesur.

The Argentine government may also cancel the concession if Edesur does not comply with its obligations and thereby prevents or materially affects the concession service for more than 90 days after compliance is required.

The concession agreement also provides that, before the end of each concession period, the ENRE will arrange for a public auction of the shares of Edesur owned by Distrilec.  Distrilec will participate in the auction, and its bid will establish the minimum price for the shares.  If a bid is made that exceeds Distrilec’s bid, Distrilec must sell its Edesur shares to the bidder for the bid price.  If no bid exceeds Distrilec’s bid, Distrilec will retain the concession but will not be obligated to make any payment.

Electricity Regulatory Changes Prior to Emergency Measures

In 2002, the Secretary of Energy introduced some regulatory measures (Resolutions No. 2, 8 and others) in order to correct the mismatches produced by the devaluation of the Argentine peso and to ensure the normal operation of generation activities.  An important provision, in respect to the calculation of the spot prices, is the recognition of the US dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, which are tradable goods, some foreign machinery spare parts and long-term maintenance contracts with the equipment suppliers that are denominated in foreign currency.

A second important aspect of these regulatory measures was to make an adjustment in the price stabilization system in order to identify real costs and prices, reduce the price volatility and diminish the arbitrage risk of differences between the spot prices and seasonal prices.  Consequently, an anticipated spot market has been created that introduces a prior adjustment to energy prices that acts as a price stabilization system.

Subsequently, the Secretary of Energy enacted Resolution No. 246/02 that established various regulatory changes.  The following are the more significant measures:

Back to Contents

•	the separation of capacity and energy payments such that the capacity payments are tied to availability and short-term reserves are regulated and tied to commitment reserves;

•
the modification of energy supply guarantee rights and obligations, supply priority and demand interruptability, and regulation of short- and medium-term reserves for service disruption conditions with respect to large customers;

•	a new capacity relief scheme proposed by CAMMESA;

•	the integration of node and adaptation factors for demand without affecting the calculation of the variable transmission remuneration and energy delivered by generators and traders;

•	the acknowledgement of new tax rates that are applied to natural gas, gas oil and fuel transfers as additional costs;

•	conditions of the contract market are eased and expanded; and

•	the adjustment of forced generation regulations.

On July 18, 2002 Resolution No. 317 of the Secretary of Energy, which supplements Resolution No. 246, increased the capacity payment from 10 Ar$/MW to 12 Ar$/MW in the hours that the capacity is remunerated.

On August 16, 2002 the Economy Ministry enacted Resolution ME No. 308 which governs Decree No. 1090/2002:

•	the quality services parameters and fines contained in the Concession Law remained the same, contrary to what the distribution companies have requested;

•	the execution of the administrative duties related with breach of contracts, are performed by the Control Entity or the Application Authority;

•
in the cases where the distributor reasonably demonstrates that the breach of the contract is due to the impact of the Emergency Public Law, there will be no further administrative proceedings.  The economic sanction will prevail and all demand processes against the concession holder will be suspended.  There is an exception for sanctions that implicates customers compensations, which will continue with their normal course (the latter explain 60% of the total fines);

•
in the cases where the concession holder does not reasonably demonstrate that the breach of the contract is due to the impact of the Emergency Public Law, the authority will continue with its own process and will be exempted from including such breach in the renegotiation process that the Renegotiation Commission is undertaking;

•
all claims or presentations that are related to the normal operation of the concession and that are directly associated with the subjects that are contained in the renegotiation process will be presented to the Administrative Authority, which will in turn determine whether to forward to the Renegotiation Commission.  The Renegotiation Commission will determine if the claim should be included in the renegotiation process or if another course of action is to be taken; and

•
during the renegotiation process, the concession holder that presents a demand in court with respect to the breach of contract will be asked by the Ministry of Economy to withdraw its demand.  If the concession holder persists in its actions, it will be excluded from the renegotiation process.

Finally, on January 2, 2003 the Secretary of Energy enacted Resolution SE No. 1/03 whose principal features are the following:

•	the remuneration for generators whose variable costs are higher than the first failure cost step (120 Ar$/MWh) is incremented;

Back to Contents

•	a new reserve service is established to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	the reserve service reliability is adjusted to cover the peak time capacity demand;

•	the anticipated spot market operation is reestablished for seasonal energy transactions; and

•	a transitional process is instituted to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

With respect to generation, the regulatory changes are introduced with the purpose to:

•	increase the actual market price transparency to improve the predictability of the generators remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

With respect to transmission, the regulatory changes are introduced with the purpose to:

•	provide more friendly environment and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

Environmental Regulation

The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 enacted in January 1992 (the “Hazardous Waste Law”) and its implementing decree, Decree No. 831/93, which regulate the disposal of hazardous waste in Argentina.

Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting and monitoring obligations and emission standards.  The failure by El Chocón and Costanera to comply with these requirements and federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the concession agreement of El Chocón or order the suspension of operations of Costanera.  Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/93, which regulate the disposal of hazardous waste.  We believe that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters.

Brazil

Industry Structure

Under the present regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União, acting through the MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers.  Regulatory policy for the sector is implemented by ANEEL.  ANEEL is responsible on behalf of União for, among other things:

•	granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates;

•	supervising and auditing the concessionaire companies;

•	issuing regulations for the electricity sector;

•	planning, coordinating, executing studies on water resources and the concession of new hydroelectric facilities and definition of optimal use of water resources;

Back to Contents

•	granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants;

•	establishing the criteria to calculate transmission prices;

•	imposing contractual and regulatory penalties; or

•	terminating a concession, in those cases contemplated in the law and/or a concession agreement.

Recently privatized electricity companies, including Coelce, have executed concession contracts with ANEEL.  Planning functions were executed by two executive committees coordinated by Eletrobrás, the Grupo Coordenador de Planejamento dos Sistemas (the “GCPS”) and the Grupo Coordenador de Operaçôes Interligadas (the “GCOI”), which include representatives of each of the major concessionaires.

As of March 1999, pursuant to the terms of Law No. 9648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the ONS, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the Ministry of Energy and Mines and the Board of Consumers participate as members with no voting rights.  The main objectives of this entity are:

•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.

Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil.  The new system abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniform electricity rates throughout the country.  The reforms called for automatic inflation tariff adjustments according to a complex multivariable parametric formula.  Law No. 8,631 (1993) established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a pre-defined return, but instead a financial/economic equilibrium.

In December 1994, the Brazilian government introduced the “Real Plan.”  The Real Plan, specifically in the electricity industry, superseded previous rate setting laws.  Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically.  In an attempt to curtail inflation, the Real Plan prohibited price adjustments for periods of less than one year in any and all contracts.  Under the Real Plan, prices are reviewed and corrected on an annual basis.

Deregulation

Brazil’s concessions regulations were replaced by two statutes enacted in 1995, Law No. 8,987 of February 13, 1995 (the “Concessions Law”) and Law No. 9,074 of July 7, 1995 (the “Power Sector Law”).  The Congressional Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions.  The objectives of the new laws with respect to the electricity sector include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial and macroeconomic difficulties, and the laying of the groundwork for privatizations in the sector.

The power industry was reviewed by the Cardoso administration and was subject to additional significant changes, including but not limited to restructuring and privatization of assets owned by the Federal Government in addition to those which were already privatized (mostly in distribution area).  Such changes attempt to result in the creation of a more competitive electricity industry.

Back to Contents

The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector.  Such recommendations were contemplated by Law No. 9648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies.  The price offered at the Wholesale Energy Market will be formed according to market conditions.  According to this model, the companies will have a defined contracted capacity until 2003 when such capacity starts to be reduced annually at the rate of 25%.  The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generators in September 2002.  The auction had little success, with only 33% of the energy offered successfully auctioned.  The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

Currently, unregulated customers are those who demand 3,000 kW or more.  In addition, and in accordance with new measures meant to overhaul the electricity regulatory framework, new rules will be established so that new clients with a demand over 10 MW are encouraged to become unregulated.  There is some uncertainty regarding the status of current regulations and the structure and extent of new regulations that may be adopted.

Former President Cardoso announced a significant restructuring of the Brazilian power industry.  According to Law No. 10,433, dated as April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL.  As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules.  Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification.  This restructuring seeks to reorganize the electricity system model to allow for continued external investment.

On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of expanding the emergency energy offer, increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

We expect that the power industry will be reviewed by Luiz Inácio Lula da Silva’s new administration and that it may be subject to significant changes.

Independent Power Producers (“IPP”) and Self-Producers

The Power Sector Law also introduced the concept of the IPP as a further factor in opening up the electricity sector to private investment.  The Power Sector Law provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules.  Self-producers (producers who generate power primarily for their own use) may:

•	contribute or exchange energy with other self-producers within a consortium;

•	sell excess energy to the local distribution concessionaire; or

•	exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

Decree No. 2,003 (of 1996) sets forth the regulatory framework forth IPPs and self-producers.  Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer.  In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL.  Decree No. 2,003 also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

As part of the old federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the

Back to Contents

concessionaires are reimbursed for their related costs.  In addition, public companies and other mixed capital companies, as defined in Law No. 8,666 dated June 21, 1993, as amended by Law 9,648/98, will no longer be required to announce a public bid for purposes of contracting electricity supply services from distribution concessionaires, IPPs or self-producers.

Distribution Pricing

The Concession Law establishes three kinds of revisions related to the energy supply to final consumers.  These are: Annual Tariff Resetting, Ordinary Tariff Revision and Extraordinary Tariff Revisions.

Annual Tariff Resetting

Distribution company pricing during a first period that ends in 2003 aims to maintain constant a concessionaire’s operating margins by:

•	allowing for tariff increases related to costs beyond management’s control; and

•
permitting the concessionaire to retain any efficiencies achieved, such as energy loss reductions, for defined periods of time, beyond which such efficiencies are expected to be transferred to the final consumer.

The first tariff revision will be carried out on December 31, 2003 for Cerj and on April 22, 2003, for Coelce, and every five years subsequent to that date for Cerj and every four years for Coelce.

The tariff formula presupposes that the company is breaking even at the time that it was purchased by the consortium and that revenues are exactly sufficient to cover the costs of the concessionaire.  Costs are divided into two broad categories: those over which management has an influence, such as wages (“VPB”) and those over which management does not have an influence (“VPA”).  Since the tariff formula presupposes a break-even equilibrium, VPB costs, in contrast, are defined as the difference between revenues and VPA costs.  In practice, the financial losses which result from increases between tariff settings of the VPA costs were at first difficult to transfer to final distribution tariffs.  The problem has been partially solved with the creation of a compensatory tracking account.  The tariff adjustment formula that applies to Cerj for the first seven years since its purchase keeps VPA costs as actually incurred, indexes VPB by inflation, and divides the sum of those two components for the following year by annual revenues for the previous year, assuming constant demand in each year.  The established convention for “annual revenues” is the aggregate of the last 12 months’ revenues as accounted for in the company’s books.  Every year within a tariff-setting period, the parameters of the formula are updated to arrive at break-even equilibrium for the previous year.  Application of this tariff formula to Cerj resulted in nominal local currency increases of 24.0% for the 1999-2000 period, 17.6% for 2001, 18.6% as of January 2002 and 28.6% as for January 2003.

For Coelce, the tariff adjustments in nominal local currency have been 10.6% for 1997, 11.4% for 1999, 11.3% in 2000, 15.0% for 2001 and 14.3% for 2002.  For 2003, the annual tariff resetting was 0.5%.

Ordinary Tariff Revision

The energy distribution public service tariffs are recalculated every 5 years for Cerj and every 4 years in the case of Coelce.  During 2002, the ANEEL established, through resolution No. 493, a methodology to determine the asset base to be remunerated.  This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.

During 2003, ANEEL set the rate of return for the distribution assets based on the use of weighted average cost of capital (“WACC”) on a model company, considering efficient capital costs of equity, debt and an efficient leverage level.  The operating and maintenance costs that will be reflected in the tariff will be calculated based on the model company that considers the unique characteristics of the concession area for each distributor.  Finally, the VPA costs incorporate the energy purchase costs that are forecasted for the next regulatory tariff setting year.

Coelce had its first ordinary tariff revision adjustment on April 22, 2003.  For 2003, the ordinary tariff revision for Coelce was 31.3%.  Cerj will have its first ordinary tariff revision adjustment on December 31, 2003.

Back to Contents

Extraordinary Tariff Revision

The Concessions Law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.

In the event that VPA, the cost components over which management does not exert influence, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments and the concessionaire makes a formal request, ANEEL may permit those costs in the tariff to be charged by the distribution company to be adjusted.  ANEEL’s Resolution 22, of February 1, 2001 sets forth formulas that limit the transfer to the distribution tariff due to costs associated with the purchase of energy from the IPPs and concessionaries, at market prices.  Under the resolution, a VN (normative value) is defined by ANEEL by taking into account the power purchase agreements executed by the IPPs or concessionaires and the distribution companies.  Such VN will constitute the limit of energy costs permitted to be transferred to the distribution tariff from time to time.

Concessions

Under the current Brazilian Concessions Law, concessions are exclusive with respect to generation, transmission and distribution assets that, in the opinion of ANEEL, will permit the concessionaire to recover its investment.  However, trading is permitted subject to payment of tolls.  Such time period is limited to 35 years in the case of concessions for power generation and 30 years in the case of concessions for transmission or distribution.  Concessions may be renewed at the discretion of ANEEL for a period equal to their initial term.  Concessionaires may apply for further extensions, but the terms under which such extensions may be granted in cases in which the concessionaires may be deemed to have recovered their investments are unclear under the Concessions Law.

The consortium and the company that were awarded controlling interests in Cerj and Coelce, respectively, signed 30-year concession agreements with the Brazilian government for distribution on November 20, 1996 and May 13, 1998, respectively.  The two concession agreements establish the norms applicable for operations, marketing and purchase of electricity from generators.  They also impose certain restrictions on investments to be carried out and require Cerj and Coelce to participate in certain studies.  The concession agreements establish a mathematical formula for tariffs that takes into consideration the rights and responsibilities of both the concessionaire and ANEEL.  Subject to the terms of the concession agreements, ANEEL has substantial discretion to set Cerj’s and Coelce’s tariffs beginning in 2003.

Concessions for the operation of electrical distribution networks in each concession area are granted by the MME on an exclusive basis, with the exception that large users are free to negotiate their supply of electricity with any generating company, in accordance with Articles 15 and 16 of Law No. 9,074 (1995).  Cerj and Coelce are required to supply electricity for public services at the established prices, on a continuous basis, in sufficient quantity and within certain standards of quality.  The concessions may be revoked by the MME in the event of non-compliance with certain commercial, operating and quality standards.  The concession agreements also provide for ANEEL to levy fines and penalties in the event of non-compliance as previously defined in each concession agreement.

Cachoeira Dourada also executed a 30-year generation concession agreement with the Brazilian government as of September 30, 1997.

If a concession is revoked, all the property and the facilities used in connection with the concession revert to the federal government against payment of compensation to the electricity utility.  Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão (“RGR”), a reserve fund designed to provide funds for such compensation to such utilities.  The monthly contributions are at an annual rate equal to 2.5% of Revertible Assets.  The amount of contributions is capped at an amount equal to 3% of total revenues.  If a concession is revoked or not renewed, the electricity utility is entitled to receive compensation from the reserve fund in an amount equal to the value of its Revertible Assets as stated on its balance sheet.

Environmental Regulation

The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws.  While the federal government has power to promulgate

Back to Contents

environmental regulations, state governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are thus at the State and local level rather than at the level of the federal government.  See the discussion of revenues from Cerj, our Brazilian distribution company, in “Item 5.  Operating and Financial Review and Prospects — A.  Operating results.”

In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.

Recent Regulatory Developments

General Agreement Law of the Electricity Sector

In April 2002, the enactment of Law 10,438 determined the payment of compensations to distribution and generation companies for their loss of revenues that occurred during the rationing in Brazil between June 2001 and February 2002.  The General Agreement Law of the Electricity Sector granted an extraordinary tariff setting (0% for low-income residential customers, 2.9% for other residential, rural and public lighting customers, and 7.9% for the rest) for the period necessary to cover the losses of each company as determined by ANEEL.

The law also established that the federal generators will have to sell at least 50% of their spare energy (after contracts) through public auctions with the remainder sold to the MAE.

It also established a new criterion for the reclassification of low-income residential customers and the goals for the energy supply expansion program.  The eventual higher cost resulting from the application of the new reclassification criteria will be financed by funds originated from the federal public energy auctions and the RGR account, as a tariff subsidy, without affecting the distribution companies.  The financing of the energy supply expansion program, not considered in the ordinary tariff revision, will be provided by the government and other sources of financing with the recognition that the economic financial equilibrium of the companies cannot be altered.

Finally, the law creates incentives for alternative energy sources which will be paid by all customers of the electricity system, in proportion to their consumption levels.

Obligatory Auction by Distributors.

Starting from 2003, the distribution companies are required to contract out their energy demand by means  of public auctions as established in Law 10,438.  Self dealing is allowed for up to 30% of the sales to the captive market.  The differences between the energy contracted and the energy demand can be covered by adjustment contracts as regulated by ANEEL.

Auction Flexibility  and Initial Contract Modifications

As a result of Law 10,438, the federal generators can sell their energy through modifications in the initial contracts, exclusive auctions to final consumers and energy auctions carried out by distribution companies.

Low Income Customers Reclassification Compensations

The tariff benefit granted by Law 10,438 will be financed with funds originated by the additional revenues obtained by the federal generators from the selling of their publicly auctioned energy contracts and funds from the RGR account.

The law also establishes that the potential unregulated customers that do not exercise their option for unregulated tariffs will have to substitute their energy supply contracts for equivalent energy supply contracts, right of connection and usage of the transmission system contracts.

Back to Contents

MAE Settlement

Resolution No. 763, 2002 determines that 50% of the resulting values considering the months between September 2000 and September 2002 to be settled in a period of 30 days and the remaining 50% to be settled after the auditing takes place.  The months of October, November and December of 2002 will be settled in the same sequence.

The settlements for January 2003 and the following months will take place subsequent to the constitution of guarantees.

Normative Value Changes (pass-through rule)

In May 2002, ANEEL enacted Resolution No. 248 which changed the pass-through rule of energy purchases for final consumers, establishing a value equal to 100% of the VN as the pass-through limit.  These changes do not affect the Group’s interests, as the same resolution excludes previously signed contracts from being affected.

Minimum Contract Level Rule

Resolution No. 511 of 2002 establishes that at least 85% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at least two years of  duration in any sub-market and, at least 10% must be guaranteed by energy assured from generation facilities or by bilateral contracts of any duration in any sub-market, totaling 95% of the energy to be sold.

Intercompany Contracts Approval

As of December 2002, contracts between companies of the Group, Cerj-CIEN, Coelce-CIEN, Cerj-Synapsis and Cerj-Cam, were still pending ANEEL approval.  ANEEL approval is required for related company contracts.

The Cerj-Synapsis and Cerj-Cam contracts were approved in March 2003.  The rest of the contracts have already completed their general information and contractual fundamental study stages and are waiting for the final decision.

There is a risk that even if the distribution companies have provided all the required information to the regulatory entity, these contracts may not be approved or they might be approved with different conditions.  In any of these cases, the companies will have to initiate an administrative or judicial proceeding to challenge these decisions.

Colombia

Industry Structure

The Colombian constitution provides that the government has a duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants.  Ley No. 142 of 1994 (“Law 142”) provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley No. 143 of 1994 (the “Colombian Electricity Law”) provides the regulatory framework for the generation, trading, transmission and distribution of energy.

Law 142 establishes that the provision of electricity services is considered an essential public service that may be provided by public and private sector entities.  Public services companies are required to:

•	ensure continuous and efficient service without monopolistic abuse;

•	facilitate for low-income users access to subsidies granted by the authorities;

•	inform users regarding efficient and safe usage of the services;

•	protect the environment;

Back to Contents

•	allow access and interconnection to other public service companies, or to their large users; and

•	report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios, or the SSPD.

The Colombian Electricity Law sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector:

•	efficiency (correct allocation and utilization of resources and the supply of electricity at minimum cost);

•	quality (compliance with the technical requirements established in regulations affecting the sector);

•	continuity (a continuous electricity supply without unjustified interruptions);

•	adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency);

•	neutrality (the impartial treatment of all electricity consumers);

•	solidarity (the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers); and

•	equity (an adequate and non-discriminatory supply of electricity to all regions and sectors of the country).

Prior to the passage of the Colombian Electricity Law, the Colombian electricity sector was extensively vertically integrated.  The Colombian Electricity Law separately regulates generation, transmission, trading and distribution (the “Activities”).  Under this law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.  Companies which were vertically integrated at the time Law 143 became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of Law 143, but must maintain separate accounting records for each Activity.

Effective as of January 1, 2002, the market share of generators, traders and distributors has been be limited as follows:

•	a generator may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System (the “Colombian NIS”); and

•	a distributor cannot have more than 25% of the distribution activity in the Colombian NIS.

In order to calculate these limits, the participation of a given company is added with those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries.  In addition effective as of January 1, 2002, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries.  In 2000, CREG issued Resolution 42 which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by CREG.  Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.  This resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

The Ministry of Mines and Energy defines the government’s policies for the energy sector.  Other government entities which play an important role in the electricity industry are:

Back to Contents

•	SSPD, which is in charge of overseeing and inspecting the companies incorporated as public services companies;

•	CREG, which is in charge of regulating the energy and gas sectors; and

•	the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion of the generation and transmission network, among other things.

Under the Colombian Electricity Law, CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities.  Among such attributions, CREG’s main functions are as follows:

•	establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market;

•	approve charges for transmission and distribution networks and charges for trading to regulated customers;

•	establish methodology for calculating and establishing maximum tariffs for supplying the regulated market;

•	establish the operations’ regulations for the planning and coordination of the operation of Colombian NIS;

•	establish technical requirements for the quality, reliability and security of supply; and

•	protect customers’ rights.

CREG resolutions do not require Congressional approval.  Law No. 142 of 1994 establishes that any of CREG Resolutions, which give rise to a right or obligation of an individual utility, may be contested first through a recurso de reposición, an appeal filed with CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or Resolutions; and secondly through lawsuits before the administrative courts.  Resolutions of a general nature may be directly contested through a lawsuit before an administrative court.  CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, per their request, through arbitration, when the dispute refers to the interpretation of operational or commercial rules.  In order to supplement the regulations pertaining to CREG’s functioning, and especially in the determination of voting mechanisms for decision making, a Presidential Decree was issued, the effect of which is to grant special powers to the Ministry of Mines and Energy.  The MME may settle ties only in the case that ties persist after two consecutive occasions.

The generation sector is organized on a competitive basis with generation companies selling their production on the spot market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices.  The Colombian NIS is the electricity system in Colombia with mandatory central dispatch of all plants in excess of 20 MW and optional central dispatch between 10 MW and 20 MW.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (the “CND”).  The hourly spot price paid for energy reflects the prices offered by generators in the Bolsa and the respective supply and demand.  Generators connected to the Colombian NIS also receive a capacity charge (the “Capacity Charge”) provided they meet certain conditions established in CREG Resolution 116 of 1996 (“Resolution 116”), as amended, including, among other things, being available and having executed fuel supply contracts in the case of thermal plants.  The capacity charge is calculated pursuant to formulas also included in Resolution 111, as amended.

Since the creation of the wholesale electricity market in July 1995, relatively stable amounts of energy have been exchanged between generators and between generators and distribution companies, acting in their capacities as traders.  Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market, and although this requirement was gradually reduced, distribution companies have still tended to secure contracts for a large proportion of their market.

Back to Contents

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacities as traders, pure traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity.  Its operations are similar to the electricity pools which operate in England, Wales and Argentina.  In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period.  Every day the CND receives price bids from all the generators that participate in the Bolsa.  These bids indicate the hourly prices at which the generators are willing to supply electricity and the hourly available capacity for the following day.  Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand.  The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch.  This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries (international transactions are scheduled to begin March 2003), will be satisfied by the lowest cost combination of available generating units in the country.  Also, the CND realizes the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost efficient manner.  The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

Differences among real dispatch and “optimal dispatch” give rise to what is known as “restrictions,” which are settled for each generator in the following way:  restricted generators (those whose real generation is lower than optimal dispatch) are charged with the difference, appraised at its offer price; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised at its offer price.  The net value of these restrictions are assigned proportionally to all the traders within the NIS, according to their demands of energy.  The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs.  This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the sum of the offer price and the spot price.  The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values.  This resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa.  In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced the Capacity Charge, pursuant to Resolution 116, effective December 1, 1997, and valid for ten years, as amended.  The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine.  It remunerates generators for the firm capacity made available to the Colombian NIS in periods of critical hydrology.  Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116, as amended.  The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own availability.  The CND can verify a generator’s declared availability and the Superintendency can impose sanctions if the actual availability is lower than the declared availability.  If a generator’s availability is less than the minimum limit during the dry season, between December 1 and April 30 of each year, the generator only receives the Capacity Charge equivalent to its actual availability.  Also, the minimum limit for the rainy season (between May 1 and November 30 of each year) is determined by the lowest value between the minimum limit and the average actual availability during the dry season.

Back to Contents

In 2000, Resolution 111 modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generators over hydroelectric generators.  The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a period of drought assuming hydrological conditions that prevailed during the “El Niño” phenomenon that occurred between 1992 and 1994.  Pursuant to Resolution 111 (2000) the capacity charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a hypothetical period that assumes the most severe hydrological conditions.

Transmission Tariff

Transmission companies (defined as those that operate networks of voltages of at least 220 kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services.  If the parties do not agree upon the conditions of such access, CREG is entitled to impose an easement of access.  The transmission tariff that must be paid by generators, distribution companies and traders is composed of:

•
a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generator is the owner of the connecting equipment; and

•	a usage charge, applicable only to traders, effective January 1, 2002.

The NTS regulates income for transmission companies by means of a guaranteed annual fixed income, subject to the compliance of certain minimum availability, which is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and in the case of new projects, by the resulting value of the bidding processes awarded for the expansion of the NTS.  Until 2001, the monthly value required in order to compensate transmission companies within the NTS was allocated as follows: 25% for generators and 75% for NTS traders.  Effective January 1, 2002, such value has been allocated 100% among the traders of the NTS in proportion to the energy demand registered by all of its clients.

According to CREG Resolution 51/98, with the exception of Interconexión Eléctrica S.A.  E.S.P.  (the government-owned transmission company), no company can own more than 25% of the NTS.

The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética (“UPME”) and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolution 51 of 1998.  According to such Resolution, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project.

Distribution

Distribution is defined as the operation of local networks at below 220 kV.  Any user may have access to a distribution network provided the user pays a connection charge.  CREG regulates distribution prices and operations.  Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs.  The use of the system charges (“DUOS charges”) for each company is approved by CREG and varies depending on the voltage level.

CREG must calculate DUOS charges for each company.  The methodology set by CREG for establishing charges for a regulatory period of five years ending December 31, 2002 is contained in Resolution 99 of 1997 and is based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

In June 1998, after the approval of the DUOS charges, CREG issued Resolution 70 (1998), also known as the Distribution Rule.  The latter determined maximum limits on the frequency and duration of service disruptions to distribution company users.  This Resolution, as amended, compels companies to compensate users who suffer disruptions that exceed these maximum limits, valuing energy not delivered at the rationing cost.  Since such quality

Back to Contents

standards became effective, Colombian distribution companies have been claiming that there is not an adequate compensation to distribution companies for providing these quality standards.

During 2002, CREG and electricity distribution companies discussed amendments to the distribution system compensation for the tariff period comprised between January 1, 2003 and December 31, 2007.  On the basis of these discussions, CREG enacted, on December 2002, Resolution No. 082/2002 that determines the compensation for distribution activities for the next tariff period.  The distribution companies have requested the approval of the regulatory charges based on this methodology in December 2002.  Currently, CREG is considering this request.  The new regulatory charges were expected to be approved in May 2003 in line with the Renegotiation Commission’s schedule.  As of June 2003, the tariffs process is still under consideration and probably new tariffs will be enacted in October 2003.  Despite the fact that the current state of these negotiations could lead to improvements in the tariff system (and in particular, higher rates of return and greater acknowledgement of operating, maintenance and administrative costs on the part of the regulator), some public leaders and politicians are asking for public service tariff increases to be capped by an inflation adjustment, or alternatively, an increase in the minimum wage.

A tariff option, which became effective in January 2002, allows distributors to freeze a fixed level of quality standards, and to recognize physical loss levels equivalent to those of 2001.  As part of the tariff option, there is a 2.4% incremental monthly increase starting in October 2002 and ending in March 2003.  The aim was to minimize the impact of the new tariff increase for the next regulatory period.  These increases will be compensated with the new regulatory charges approved for the next period.  The new rate is 16.1% before taxes for the distribution assets with voltage level less than 57.5 kV.  For assets with voltage levels no less than 57.5 kV, or for Regional Transmission Systems a 14.1% rate before taxes is expected.  This entails a significant increase compared to the former rate which had been fixed at 9%.  The distribution market is divided into regulated and unregulated customer markets.  Customers in the unregulated market are free to contract electricity supplies directly from a generator or distributor, acting in their capacities as traders, or from a pure trader.  Initially, the unregulated customer market consisted of customers with a peak demand of more than 2 MW, which corresponds to approximately 260 large industrial and commercial customers and represents about 5% of the supply market.  This peak demand threshold was reduced to 1 MW as of January 1, 1997, to 0.5 MW as of January 1, 1998, and to 0.1 MW as of January 1, 2000, or a minimum monthly consumption of 55 MWh.  The member countries of the “Comunidad Andina de Naciones,” Venezuela, Colombia, Bolivia, Peru and Ecuador, subscribed through Decisión 536 dated December 19, 2002 a general guideline for sub regional electricity systems interconnections among the above mentioned countries.  Based on this decision, CREG issued Resolution No. 004/2003 on the coordination of the short term operation for international interconnections.  Beginning March 1, 2003, the interconnection between Ecuador and Colombia started functioning.  With this interconnection it is expected that Colombia will export approximately 5.0 GW-day (16% of the total demand in Ecuador).

Trading

Trading is the resale directly to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG.  Trading prices for unregulated users are freely agreed upon by the parties.  Trading to regulated users is subject to a “regulated freedom regime” where the tariffs are set by each trader using the tariff options based on a formula established by CREG in Resolution 31 (1997) for the 5-year period ending on December 31, 2002.  Tariffs are determined pursuant to a combination of:

•	general cost formulas given by CREG; and

•	individual trading costs approved by CREG for each trader.

The approved costs are maximum costs.  Thus the traders may set tariffs applying lower costs supported by economic reasons, duly evidenced.  Tariffs include, among others, the costs for the purchase of electricity by the trader, transmission charges, distribution charges and a margin to cover the risks of the activity and the return on the investment.

Back to Contents

Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remains in effect for 2003.  It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG in December 2003.

It is possible that some elements of the tariff formula that grant a competitive advantage to independent traders will be corrected, thereby better compensating the trading activities, that segment is up against the same political pressures as described under the Colombian distribution segment.  As such, trading margins could also decrease and the competition in the commercial activity could increase.

Environmental Regulation

Law No. 99 of 1993 provides the legal framework for environmental regulation and, among other things, created the Ministry of the Environment as the authority for establishing environmental policies.  Since 1993, Colombia has experienced a significant expansion in its environmental regulations.  Of particular importance is Law 99 of 1993 which created the Ministry of the Environment as the supervisory governmental authority in this field, with a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources.  Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans.  The law places particular attention on environmental impact prevention by entities in the energy sector.  Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

Inspection and Control

According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities.

Peru

Industry Structure

The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile.  Its main regulations are:  Law of Electrical Concessions (Law Decree No. 25,844) and its regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Supreme Decree No. 005-97-EM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority), and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

Some of the most important characteristics of the regulatory framework for the electricity industry in Peru are (i) vertical disintegration, or separation of the three main activities:  generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets, and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

As in Chile, the electricity sector in Peru consists of two main interconnected systems, the central and northern Sistema Interconectado Central-Norte, or the SICN, and the southern Sistema Interconectado Sur, or the SIS, plus several isolated regional and smaller systems which provide electricity to rural areas.  The SICN has the largest installed capacity and supplies electricity to approximately 8.2 million inhabitants.  The SIS, which is being formed by the interconnection of existing small system, supplies electricity to approximately 1.3 million inhabitants in the southeast and southwest of Peru.  As of October 2000, the SICN and SIS systems are connected and form one integrated system, the Sistema Eléctrico Interconectado Nacional, or the SEIN.

Back to Contents

In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities, among others.  OSINERG is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities.  One of OSINERG’s functions is the publication of the regulated tariffs.  The Comité de Operación Económica del Sistema, or the COES, coordinates the dispatch of electricity of Peru’s SINAC in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations.  However, in Peru each COES consists of generation and transmission companies, whereas in Chile the CDECs include only generation companies.

As of October 1997, there are established technical norms against which to compare the quality and conditions of the service provided by electricity companies.  As of October 1999, those companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for those customers who received substandard service.

Dispatch and Pricing

The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand for capacity of greater than 1 MW, whereas in Chile unregulated customers are those with demand for capacity greater than 2 MW.

Edelnor is required to supply electricity for public services at regulated prices on a continuous basis in sufficient quantity and within certain quality standards.  In addition, it is responsible for supplying electricity for public lighting.  Until December 22, 1999, electricity provided to non-public service customers was supplied at negotiated prices.  Effective December 23, 1999, Law 27,239 modified Article 44 of the Law on Electricity Concessions, and effectively ended the division between electricity sold to public service and that which followed competitive free market conditions.  In both cases, the transmission and distribution tariffs are regulated by OSINERG.

Transmission

At the transmission level in Peru, transmission lines are divided into principal and secondary systems.  The principal system lines are accessible to all generators and allow electricity to be carried to all customers.  The transmission concessionaire receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary system lines are accessible to all generators, but are used to serve only certain customers, who in turn are responsible for making payments related to their use of the system.

Distribution Pricing

Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG.  Busbar prices for capacity and energy are published every six months, in April and October, and become effective the first day of May and November, respectively.  Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers.  Although these prices are quoted in Peruvian soles, the calculations are mainly effected in US$.  Other conditions of distribution pricing are similar to those in Chile.

The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (busbar prices) and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses.

Distribution electricity tariffs are set on the basis of voltage levels.  Regulated customers have a range of tariff options that allow them to manage the charges based on consumption in peak hours (between 6:00 p.m.  and 11:00 p.m.) or non-peak hours (all the remaining hours of the day).  However, the majority of our customers are within the tariff category that simply measures the energy consumed without any reference to capacity or division of consumption between peak and non-peak hours (Tarifa BT-5).  Regulated customers subject to Tarifa BT-5

Back to Contents

represented 99.6% of Edelnor’s clients and 45.3% of total sales of electricity during 2002.  Unregulated customers can choose to pay for energy consumed or capacity or consumption distinguishing between peak and non-peak hours, or a combination of these factors according to stipulations on their contracts.

Value Added from Distribution

Value Added from Distribution (VAD) includes the following distribution costs:  (a) general, administrative and selling costs; (b) maintenance and operation costs for distribution equipment; (c) a margin for standard energy and capacity losses; and (d) a return on investment based on the net replacement value (VNR in Spanish) of the equipment used in distribution.  VNR equipment includes costs for renewal of all the installations and equipment used to provide distribution services, including intangible assets and working capital.

The process to set the VAD gathers distribution companies in groups (Typical Sectors or “ST”) which are established by OSINERG based on factors such as energy consumer density or equipment density in the distribution net.  Different efficiency standards are applied depending on the ST.

Based on the efficiency standards obtained from a selected real company, OSINERG chooses a “model company” for purposes of setting the VAD.  A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by OSINERG for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.

Once OSINERG has established the performance standards, the distribution companies retain specialized consultants who perform a parallel tariff study subject to OSINERG guidelines.  Preliminary tariffs established by OSINERG are tested to ensure that they provide an average real annual internal rate of return between 8% and 16% on the VNR of assets for the entire distribution industry.

Once the component of the VAD for the tariff has been set, it will remain in effect for a period of four years unless the adjustment tariff index has doubled during such period.  The VAD index allows adjustments based on variations on busbar prices and distribution costs, including wages, the wholesale price index for domestic products, aluminum prices, currency exchange rates and import duties.  The VAD index is adjusted when the underlying variables in the formula to project the VAD then in effect would result in a variation in excess of 3%.  The current VAD component of the tariff was set in November 2001.  The next VAD setting is expected for November 2005.

Concessions

Concessions for the operation of distribution networks are granted by the Ministry of Energy and Mines.  Edelnor holds exclusive concessions to distribute electricity within its concession areas for an indefinite period of time.  The concession areas may be expanded by the holder of the concession upon prior notice to the Ministry of Energy and Mines every two years.  The concession area may not be reduced without the authorization of the Ministry of Energy and Mines.  The concessions may be revoked by the Ministry of Energy and Mines in the event of non-compliance with certain commercial operating and quality standards.  Edelnor may give up its concession with one year’s prior notice to the Ministry of Energy and Mines.

A concession for electricity generation activities is required when a hydroelectric or geothermal power plant has an installed capacity in excess of 10 MW while an authorization for electricity generation activities is required when either:

•	a thermoelectric power plant has an installed capacity in excess of 500 kW; or

•	a hydroelectric or geothermal power plant has an installed capacity between 500 kW and 10 MW.

Neither an authorization nor concession is required for electricity generation activities when the hydroelectric, geothermal or thermoelectric power plant has an installed capacity below 500 kW.

A concession of electricity generation activities constitutes an agreement between the generator and Ministry of Energy and Mines while an authorization is merely an unilateral permission granted by the ministry.  Authorizations and concessions are granted by the ministry under the procedures set forth in the Electricity Concessions Law and its

Back to Contents

regulations and amendments.  In accordance with “national developments,” the ministry currently establishes the priorities to admit new applications for temporal and definitive concessions to be integrated in the interconnected systems.

Environmental Regulation

In Peru, electricity distribution companies are subject to the general environmental and penal laws which govern environmental matters and to the Reglamento de Protección Ambiental de las Actividades Eléctricas, a regulation which specifically governs the protection of the environment by electricity companies.  The regulation establishes a number of requirements that need to be satisfied by electricity companies, including reporting requirements, environmental audits and record-keeping of emissions.  Companies that do not comply with the regulation are subject to penalties.  The authorities governing environmental matters are the Dirección General de Asuntos Ambientales (the “General Office of Environmental Matters”), which is dependent on the Ministry of Energy and Mines, and OSINERG.

Electricity distribution companies are required to have a Programa de Adecuación y Manejo Ambiental (PAMA) or a set of environmental compliance standards to conduct their operations within the maximum allowed limits for gas and liquid emissions and to comply with environmental regulations.  In case no such limits or standards exist according to Peruvian laws, standards established by recognized international organizations (for example, the World Bank) will apply.

Changes to Electricity Law

Currently, the Ministerio de Energía y Minas (the Ministry of Energy and Mines) has summoned regulators, customer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the “Reform to the Second Generation of the Electricity Sector.”

The agenda for this reform considers the following three broad issues:

1.	Issues to consolidate the electricity sector reform:

•
confirmation that private investment should play a primary role in the development of this sector and that public investment should play a secondary role on the electrification of rural and isolated areas;

•	regulation of the international interconnected electricity systems;

•	scope of functions of OSINERG in its dual capacity as regulator and prosecutor;

•	mechanisms to facilitate the access of independent generators in the utilization of energy resources and more efficient technologies;

•	utilization of hydrological resources; and

•	institutional changes to improve the relationship between customers and the system.

2.	Issues to improve economic efficiency:

•	setting basic prices for energy, its future and concurrent factors;

•	review of the qualification of the transmission systems, transmission and sub transmission fees, and of the methodology to determine the VAD;

•	analysis of the criteria and methodology used to determine current generation costs versus the adoption of declared costs;

•	adjustments on the structure and function of the electricity market to allow access of new agents and products for improving competition;

Back to Contents

•	definition of the unregulated customer; and

•	improvement of regulations on public lighting.

3.	Specific technical issues and procedures such as the system for granting concessions, technical provisions to ensure quality of operations and specific obligations of operators.

A Coordination Committee and three Sub-Committees (for the three issues mentioned above) have been established and have held meetings to review these issues.  Resolutions from these meetings are expected in the medium term.

C.	Organizational structure.

Business Divisions

Electricity Generation

We own a 60.0% interest in Endesa-Chile, a publicly-held Chilean electricity generation company.  We acquired our initial 10% ownership interest in Endesa-Chile in 1989, gradually increasing our stake to 25.3% in December 1995.  In May 1999, we purchased an additional 34.7% of Endesa-Chile, giving us a 60.0% beneficial interest, by means of a cash tender offer.  Endesa-Chile had an aggregate installed capacity of 3,935 MW in Chile as of December 31, 2002, 74% of which is hydroelectric, constituting approximately 36.5% of Chile’s total installed generation capacity.  In addition, Endesa-Chile has significant holdings in electricity generation companies in Argentina, Brazil, Colombia and Peru, with a total installed capacity of 3,622 MW in Argentina, 658 MW in Brazil, 2,732 MW in Colombia and 1,003 MW in Peru.  As of and for the year ended December 31, 2002, Endesa-Chile had consolidated assets of Ch$ 6,524.2 billion and consolidated operating income of Ch$ 346.2 billion.

Electricity Distribution

Distribution in Chile

In Chile, we conduct our electricity distribution business through Chilectra and Río Maipo.  Chilectra, of which we own 98.2%, is the largest electricity distribution company in Chile and, together with Río Maipo, of which we owned 98.7%, served approximately 1.6 million customers in the greater Santiago metropolitan area in 2002, representing nearly half of Chile’s total customer base.  As of December 31, 2002, Chilectra had consolidated assets of Ch$ 1,136.9 billion and Río Maipo had assets of Ch$ 66.2 billion.  In 2002, Chilectra had operating income of Ch$ 87.3 billion and energy sales of 9,952 GWh, and Río Maipo had operating income of Ch$ 10.3 billion and energy sales of 1,274 GWh.  Substantially all of the energy sold by Río Maipo is purchased from Chilectra.  A very small percentage of Río Maipo’s energy  is purchased from AES Gener, one of our generation competitors.

Río Maipo will continue to purchase its energy from Chilectra after we sold it in 2003.  Therefore, Chilectra’s energy sales will not be substantially reduced.  Río Maipo’s energy sales amounted to 1,274 GWh and served 301,553 customers for the year ended December 31, 2002, which corresponds to 13% of our energy sales and 19% of our customers in Chile.  Río Maipo represented 11% of our 2002 operating income from distribution in Chile.

Distribution in Argentina

In Argentina, we own a 65.1% interest in Edesur, one of the largest privatized electricity distribution companies in Argentina in terms of operating revenues.  Edesur serves approximately 2.1 million customers in the greater Buenos Aires metropolitan area and is operated by Chilectra.  As of and for the year ended December 31, 2002, Edesur had consolidated assets of Ch$ 956.2 billion and an operating loss of Ch$ 12.7 billion.  In 2002, Edesur had energy sales of 12,138 GWh.

Distribution in Brazil

In Brazil, we conduct our electricity distribution business through Companhia de Eletricidade do Rio de Janeiro, or Cerj, the second largest electricity distributor in the State of Rio de Janeiro, and Coelce, the sole electricity distributor of the State of Ceará in northeastern Brazil.  Cerj serves 1.8 million and Coelce serves

Back to Contents

2.0 million customers in their respective concession areas.  Both Cerj and Coelce are operated by Chilectra.  We currently own a 71.8% interest in Cerj, after a capital increase occurred in January 2003.  As of and for the year ended December 31, 2002, Cerj had assets of Ch$ 1,225.0 billion and operating income of Ch$ 20.4 billion.  In 2002, Cerj had energy sales of 7,146 GWh.

In the second quarter of 1998, we acquired our initial interest in Coelce, which is now 29.5%, after a capital increase in Cerj occurred in January 2003.  Our interest in Coelce is held through Investluz, a Brazilian limited liability stock company that owns 56.6% of the capital stock of Coelce of which Cerj holds a 36.4% equity interest.  As of and for the year ended December 31, 2002, Coelce had assets of Ch$ 958.6 billion and operating income of Ch$ 24.0 billion.  In 2002, Coelce had energy sales of 5,558 GWh.

Distribution in Colombia

In Colombia, we own a 22.9% interest in Codensa, an electricity distribution company that was created from the division of the generation and distribution assets of Empresa de Energía de Bogotá S.A.  Codensa serves approximately 1.9 million customers in its service area and is operated by Endesa-Spain.  Our interest in Codensa is held through Luz de Bogotá S.A.  We acquired our ownership interest in Codensa in October 1997.  As of and for the year ended December 31, 2002, Codensa had consolidated assets of Ch$ 1,212.9 billion and operating income of Ch$ 21.4 billion.  In 2002, Codensa had energy sales of 9,015 GWh.

Distribution in Peru

In Peru, we own a 33.4% interest in Edelnor S.A.A., or Edelnor, an electricity distribution company that serves approximately 871 thousand customers in its concession area.  Chilectra is the operator of Edelnor.  We acquired an equity interest in Edelnor in 1994.  We hold our interest through a 54.5% interest in Inversiones Distrilima S.A., or Distrilima, which owns a 60.0% controlling interest in Edelnor.  As of and for the year ended December 31, 2002, Edelnor had consolidated assets of Ch$ 447.1 billion and operating income of Ch$ 32.9 billion.  In 2002, Edelnor had energy sales of 3,872 GWh.

Other Businesses

We also provide engineering and other services and develop real estate through other wholly-owned subsidiaries.  In January 2002 CAM Uno merged into Cam to conform a sole company oriented to provide integrated services to massive public service distributors, which focus on managing large-scale services for public utility companies, and Inmobiliaria Manso de Velasco Limitada, or Manso de Velasco, which continues to develop real estate projects.  As part of the Financial Strengthening Plan, we plan to sell our interests in Manso de Velasco.

We also engage in the supply of computer-related data processing services and systems through our wholly-owned subsidiary, Synapsis.

In Chile, Cam has developed successfully, on an experimental basis, a communications system using existing power lines, with the objective of providing intermediary communication services to internet providers.  These services consist of the transmission of information and communications through power lines.

Because of the components involved in PLC technology (electrical & telecommunications systems), in Chile PLC is regulated by two government agencies: Subsecretaría de Telecomunicaciones or “Subtel” (Telecommunications) and the SEF (Electricity).  The Chilean government welcomes new technologies, especially if they increase competition in the telecommunications market.

The usage of the electrical power grid for value added services, like the Internet, has been specifically authorized by the Chilean Superintendency of Electricity and Fuels, or SEF, in 2002.  From the telecommunications regulatory point of view, PLC can operate as a local carrier, similar to a Cable TV network.

Cam has been working close to the Chilean authorities, keeping Subtel and Chilean Superintendency of Electricity and Fuels, or SEF fully informed.  The Chilean government is in favor of this project because it believes it will encourage the development of competition in the telecommunication sector and at the same time give Chile advantage in information technology.  The project is waiting for the final regulatory approval.  The feedback from

Back to Contents

the relevant regulatory agencies has been encouraging, and we expect that the project Enersis PLC will receive the final approvals in the near future.

On May 26, 2003, PLC started an open season process aimed at estimating the potential demand for its services.  The open season process is scheduled to end in September 2003.

Principal Subsidiaries and Related Companies

The subsidiaries listed in the following table were consolidated by us as of December 31, 2002.  Our economic interest is calculated by multiplying our percentage ownership interest in a directly held subsidiary by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary.  As of the date of this annual report, the economic ownership interest in Cerj and Coelce have changed as described above and we no longer have an economic ownership interest in Río Maipo.  All other subsidiaries and related companies have not changed since December 31, 2002.

Principal Subsidiary and Country of Operation	% Economic Ownership of Principal Subsidiary by Enersis	Consolidated Assets of Each Principal Subsidiary on a Stand-alone Basis	Operating Income of Each Principal Subsidiary on a Stand-alone Basis

	(in billions of Ch$ except percentages)
Electricity Generation
Endesa-Chile (Chile)	60.0%	6,524.2	346.2
CGTF (Brazil) (1)	48.8%
Electricity Distribution
Chilectra (Chile)	98.2%	1,136.9	87.3
Río Maipo (Chile)	98.7%	66.2	10.3
Edesur (Argentina)	65.1%	956.2	-12.7
Edelnor (Peru)	33.4%	447.1	32.9
Cerj (Brazil)	62.0%	1,255.0	20.4
Coelce (Brazil)	27.4%	958.6	24.0
Codensa (Colombia)	21.7%	1,212.9	21.4
Other Businesses
Manso de Velasco (Chile)	100.0%	85.9	3.8
Synapsis (Chile)	100.0%	25.2	6.2
Cam (Chile)	100.0%	55.1	12.4

(1)	Under construction.

Back to Contents

Business and Subsidiaries Description

Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in Latin America and wholly owns subsidiaries that provide support services to related and unrelated companies.  The following chart represents Enersis’ direct and indirect ownership participation in its subsidiaries and affiliates as of December 31, 2002.

ENERSIS
Distribution
Trading
Generation
Transmission
Chilectra 98.2%
Río Maipo 98.7%
Edesur 65.1%
Edelnor 33.4%
Cerj 62.0%
Coelce 27.4%
Codensa 21.7%
Endesa Chile 60.0%
CEMSA 45.0%
Costanera 51.9%
El Chocón 47.5%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
Gasatacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
C.G.T.F 48.8%
Services
Information & Telecommunications
Engineering
CAM 100%
Synapsis 100%
Ingendesa 97.6%
Infrastructure
Gas Pipeline
Real Estate
Inmobiliaria M. Velasco 100%
Autopista del Sol 60.0%
Autopista Los Libertadores 58.4%
Atacama Chile 50.0%
Atacama Argentina 50.0%
Infraestructura 2000 60.0%
Túnel El Melón 100%
Electrogás 42.5%
Gasoducto Tal Tal 50.0%

Back to Contents

D.	Property, plants and equipment.

Description of Property

As of April 2002, Enersis has relocated to its new corporate headquarters in Santa Rosa 76, Comuna de Santiago, Santiago, Chile, shared with Endesa-Chile (see further below) and Chilectra.  Additionally, we own 26 administrative properties in Santiago with a total of 71,454 square meters.  We own 437,231 square meters of electricity transformation installations in the Santiago metropolitan region.  Through Manso de Velasco, we own 22 office buildings and properties in Santiago, 29 acres of land in a residential area of Santiago, a 9-acre property in Viña del Mar and a 55% interest in a 2,118 acre plot of land outside of Santiago.

We also have significant interests or control of investments in electricity distribution companies in Argentina, Brazil, Colombia and Peru.

Endesa-Chile’s principal properties are its 20 electricity generation facilities, all of which it owns.  In addition, Endesa-Chile owns its 27,793 square meter headquarters building in Santiago which it shares with Enersis and Chilectra.  A substantial portion of the Endesa-Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa-Chile’s principal electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flooding, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations.  Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Claims under Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period.  However, there can be no assurance that such insurance proceeds would be available on a timely basis or be sufficient to affect fully any losses.

As part of the Financial Strengthening Plan launched in October 2002, Endesa-Chile will seek to sell and lease back our corporate headquarters located in Santa Rosa 76, downtown Santiago.

Endesa-Chile also owns 104 kilometers of transmission lines in the SIC.  Endesa-Chile does not believe that insurance coverage for its transmission assets is currently available on commercially acceptable terms.

Endesa-Chile also has investments and controls generating companies in Argentina, Brazil, Colombia and Peru.  The insurance coverage taken with respect to the generation assets of these companies is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile.

Environmental Issues

The electricity sector is subject to extensive environmental regulations that require environmental impact studies to be made to obtain approval for future projects.  Enersis’ subsidiaries have always planned their projects and operations to meet and comply with the environmental regulations of the various jurisdictions in which they operate.

Ralco Project

The Ralco project is located in the High Bío Bío River basin some 120 km to the southeast of the town of Los Angeles in Chile, and some 30 km upstream from the Pangue plant.  The Ralco plant, whose installed capacity is 570 MW, is expected to contribute an annual average generation of 3,100 GWh to the SIC.  The Ralco hydroelectric plant is expected to become operational in the second half of 2004.

Regarding the environmental aspects of the project, we are working towards satisfying all requirements and providing all plans and programs set forth in the environmental impact assessment report.  We seek to mitigate and compensate for the environmental impact and to comply with the project’s environmental qualification resolutions

Back to Contents

issued by CONAMA, Chile’s environmental authority.  Compliance with the environmental commitments made by Endesa-Chile has been certified by reports from independent auditors to the authorities concerning both ecological aspects and social and cultural matters.

With respect to the Ralco Project’s relocation plan, the Ayin Mapu and El Barco sites to which families were relocated are indigenous communities under the law.  The Continuity Assistance Plan, which is an important component of the Ralco Project, is fully in force, with various programs to attract participation by the relocated families.

Endesa-Chile has signed 71 out of 77 property exchange agreements with the relocated families, all of which have been approved by the Corporación Nacional de Desarrollo Indígena (“CONADI”).  These families have already been relocated in the new communities or other remaining sites.  The final six pending agreements are currently under the review of a commission appointed by the Ministry of the Economy.

As a result of a significant increase in the flow of the Bío Bío River, which in turn was brought on by unusually heavy rains, the Ralco cofferdam collapsed on May 27, 2001.  Because of the construction delays caused by this damage the facility is scheduled to commence operations during the second half 2004.  As of March 31, 2003, the Ralco project was 82.4% completed.

Major Encumbrances

The Banco Estado de Chile loan was used to finance the acquisition of equipment for the Curillinque Power Plant.  To guarantee this loan, Pehuenche S.A. pledged Ch$ 12 billion of the acquired equipment.  Endesa Argentina S.A. has pledged 32,338,108 shares of Costanera to SEGBA S.A. and the Secretary of Energy of Argentina, to guarantee the payment of a loan of up to Ch$ 68 billion granted by the Italian government to SEGBA S.A., which has been assumed by Costanera.

Pangue S.A. executed the following liens and mortgages, pursuant to the Agreement on Administration and Distribution of Guarantees of August 18, 1993: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) first lien, under Law No. 18,112 on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant.  The mortgages and their corresponding prohibitions are registered with the Conservador de Bienes Raíces of Santa Bárbara.  The value of the pledged equipment was Ch$ 84 billion at December 31, 2002.  These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation, Kreditanstalt für Wiederaufbau and Eksportfinans.

San Isidro executed a lien for Ch$ 71.5 billion in connection with equipment provided by Mitsubishi Corporation.

On May 15, 2003, Enersis granted 98.23% of the outstanding capital stock of Chilectra as collateral to secure the Enersis Facility, which consists of the US$ 200 million Senior Secured Syndicated Term Loan Facility and the US$ 1.388 billion Senior Secured Syndication Term Loan Facility.

Each of Celta S.A., Pangue S.A. and Endesa-Chile Internacional jointly and severally guaranteed the payment of all amounts due and payable under the US$ 743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile (the Endesa-Chile Facility).  In addition, Pehuenche jointly and severally guarantees the payment of up to US$ 185 million under the Endesa-Chile Facility, which guaranteed amount may be increased from time to time during the life of the Endesa-Chile Facility subject to certain conditions and limits.

Item 5.	Operating and Financial Review and Prospects

General

An understanding of our results of operations requires an appreciation of the regulatory structure for the generation, distribution and pricing of electricity in Chile, Argentina, Brazil, Colombia and Peru, the principal countries in which we and our related companies operate.  Factors such as the pricing of electricity sales to regulated

Back to Contents

and unregulated customers and in the spot market, the significance of a generation company’s mix of contract and spot market sales and the effect of hydrological conditions on operations are important in determining financial results.  Accordingly, the following discussion should be read in conjunction with our discussion of the regulatory structures of the countries in which we operate in “Item 4.  Information on the Company—Business overview—Electricity Industry Regulatory Framework.”

Our results have also been influenced by a variety of other factors not directly related to regulatory structures, such as our business strategy, economic conditions in the countries in which we operate, government policies, accounting policies and the effects of competition.  Several of these factors have been particularly significant in recent years, and some of these factors are expected to continue to materially influence our financial results in the future.  The most significant of these factors in recent years are described below.

Expansion of our operations

Our results of operations and financial condition have been significantly affected in recent years by our continued expansion outside Chile in the electricity sectors of Argentina, Brazil, Colombia and Peru.  Through our subsidiaries and related companies outside Chile, we managed approximately 11,950 MW of installed capacity and sold 47,681 GWh in 2002.  Our expansion in the three years ended December 31, 2002 includes:

•
in 2002, we acquired an incremental equity interest in Cerj, raising our economic interest in Cerj to 62.0% as of December 31, 2002 and by consequence, to 27.4% in Coelce as of December 31, 2002 (on January 23, 2003, we increased our interest in Cerj to 71.8% and by consequence, to 29.5% in Coelce);

•	in 2002, we increased our equity stake in Edelnor, resulting in a new economic interest of 33.4%;

•	in 2000, we increased our equity stake in Chilectra, a Chilean distribution company, resulting in our current holding 98.2% in Chilectra; and

•	in 2000, we increased our equity stake in Edesur, raising our economic interest in Edesur to 65.1%.

Price-level restatement and foreign exchange translation

Under Chilean GAAP, we are required to restate non-monetary assets and liabilities, UF and foreign currency-denominated assets and liabilities, shareholders’ equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso.  However, under Chilean GAAP we do not restate Chilean peso-denominated monetary assets and liabilities.  Inflation has the effect of diminishing the percentage contribution of a company’s peso-denominated monetary assets to total assets, and also has the effect of reducing the percentage contribution of peso-denominated monetary liabilities to total liabilities.  See note 2(c) to our consolidated financial statements.

Non-monetary assets and liabilities, shareholders’ equity and income and expense accounts are generally restated using the Chilean CPI, based on the “prior month rule” in which inflation adjustments are based on the Chilean CPI at the end of the month preceding the period end.  Monetary assets and liabilities in UF and foreign currencies are restated at the value of the UF and the period-end exchange rates, respectively.

Price-level restatement and exchange difference can have a significant effect on our net income.  The impact of price-level restatement and foreign exchange translation for any period will depend primarily on the amount and composition of foreign currency-denominated monetary assets and liabilities and on the amount of peso-denominated monetary assets and liabilities.  Any mismatch between the amount of assets and liabilities in a foreign currency will generate exchange differences gains or losses, depending upon the amount and the composition of the mismatch and the movement of the applicable exchange rate.  Similarly, any mismatch between the amount of peso-denominated monetary assets, on the one hand, and peso-denominated liabilities and shareholders’ equity, on the other hand, will generate price-level restatement gains or losses, depending upon the amount and the composition of the mismatch, the inflation rate in Chile and the devaluation or appreciation of the Chilean peso.

Periods of both moderate inflation and depreciation of the Chilean peso against the US dollar will tend to result in a modest amount of price-level restatement for us.  Conversely, the real appreciation or real devaluation of the

Back to Contents

Chilean peso generally leads to a high amount of price-level restatement.  Given the unpredictable nature of the foreign exchange markets and, to a lesser extent, inflation, there can be no assurance that price-level restatement will not adversely affect our net income.

The following table sets forth, for the periods indicated, variations for the CPI, UF and US dollar and the real appreciation (or devaluation) of the Chilean peso against the US dollar:

	Year ended December 31,

	2000	2001	2002

Inflation (year to year)	4.5	2.6	2.8
Inflation (using Chilean CPI “prior month” rule for accounting purposes)	4.7	3.1	3.0
Change in UF (year to year)	4.7	3.1	3.0
Devaluation of Chilean peso vs. US dollar	8.2	14.1	9.7
Appreciation (depreciation) of the UF in relation to US dollar	(3.3)	(9.7)	(6.2)

The effects of price-level restatement are summarized below:

	Year ended December 31,

	2000	2001	2002

	(in millions of Ch$)

Shareholders’ equity	(38,425)	(34,756)	(35,376)
Property, plant and equipment	102,747	69,607	71,181
Other assets	87,754	88,653	76,154
Current and long-term liabilities	(179,842)	(126,239)	(110,992)
Minority interest	15,247	6,517	5,418
Total balance sheet adjustments	(12,520)	3,782	6,385
Income statement adjustments (1)	(2,732)	(1,607)	(1,421)

Price-level restatement	(15,251)	2,175	4,964

(1)	These adjustments offset the effect of restating the income statement in constant Chilean pesos.

The effects of exchange differences in each year are set forth below:

Exchange Differences

	Year ended December 31,

	2000	2001	2002

	(in millions of Ch$)

Current Assets	515,496	26,004,447	10,248,930
Non-current assets	35,538,063	82,958,716	34,691,108
Current liabilities	(1,980,018)	(15,577,468)	(3,694,796)
Long-term liabilities	(35,325,263)	(123,928,347)	(57,355,489)

Exchange difference – net loss	(1,251,722)	(30,542,652)	(16,110,247)

Variations in the Chilean peso and US dollar exchange rates also influence our results of operations because our US dollar-denominated and US dollar-indexed revenues and expenses are translated into Chilean pesos in the preparation of our financial statements at the prevailing rates of exchange.

Back to Contents

US GAAP Reconciliation

Our consolidated financial statements have been prepared in accordance with Chilean GAAP, which differs in some significant respects from US GAAP.  You should read Note 34 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income and total shareholders’ equity.

Financial Information with respect to our Subsidiaries

Unless otherwise indicated, all financial information in this annual report relating to our subsidiaries reflects consolidation adjustments.  These adjustments are principally:

•	the elimination of revenues from our generation subsidiaries arising from sales made to our distribution subsidiaries;

•	the elimination of expenses from our distribution subsidiaries arising from the purchases of energy and capacity from our generation subsidiaries; and

•	interest expense associated with loans between related companies.

As a result of these adjustments, financial information with respect to our subsidiaries included in this annual report is materially different from the financial information reported by those subsidiaries in their stand-alone financial statements and the trends exhibited in our subsidiaries’ stand-alone financial information may be materially different from the trends described in this annual report.

Critical Accounting Policies

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements.  Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below.  We note that in many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application.  Additionally, significant differences can exist between Chilean GAAP and US GAAP, as explained in the section entitled “—US GAAP Reconciliation” above.  There are also areas in which management’s judgment in selecting available alternatives would not produce materially different results.  For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our consolidated financial statements.

The preparation of our financial statements required us to make estimates and judgments that affected the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Impairment of Long-lived assets

We assess the impairment of our long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

Back to Contents

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate the future cash flows to determine if we need to take an impairment charge.  If the sum of the expected future cash flows (undiscounted) is less than the carrying amount of the assets, we recognize an impairment loss.  In order to estimate future cash flow, we must make assumptions about future events that are highly uncertain at the time of estimation.  For example, we make assumptions and estimates about future interest rates, exchange rates, electricity rate increases and cost trends such as taxes and plant repair and maintenance.  As a result, the actual cash flow may materially differ from our estimate and we may be required to make additional impairment charges or reverse previously made charges.  Long-lived assets amounted to Ch$ 9,879 billion and Ch$ 9,625 billion as of December 31, 2002 and 2001, respectively.

Impairment of Goodwill

We assess the impairment of goodwill in a similar manner as long-lived assets.  The measurement of the impairment loss is based on the fair value of the investment which we generally determine using a discounted cash flow approach and recent comparable transactions in the market.  In order to estimate fair value, we must make assumptions about future events that are highly uncertain at the time of estimation.  The results of this analysis undertaken in 2002 showed that the goodwill and negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill.  Therefore, during 2002, Enersis and certain of its subsidiaries, which held these investments, recorded a net charge of Ch$ 362.2 billion to write-off all amounts of goodwill and negative goodwill, or Ch$ 236.4 billion, net of minority interest.

Income and Deferred Taxes

In accordance with Chilean law, Enersis and each of its subsidiaries compute and pay tax on a separate basis.  We estimate our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet.  As a transitional provision under Chilean GAAP, we recorded a contra asset or liability, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000.  Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates calculated using the tax rates in effect at the time of reversal.  We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is unlikely, we establish a valuation allowance.  In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation.  For example, we make estimates of future earnings, including estimates of future interest rates, exchange rates, electricity rate increases, and cost trends such as taxes and plant repair and maintenance.  Revisions to the estimated realizable value of deferred tax assets or estimated average reversal periods of contra assets or liabilities could cause our provision for income taxes to vary significantly from period to period.  The net deferred tax liability was Ch$ 9.8 billion and Ch$ 11.9 billion as of December 31, 2002 and 2001, respectively.

Fair value of Financial Derivative Instruments

Enersis’ financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase US dollars or € and sell UF and interest swaps and collars and cross-currency swaps.  Enersis records these financial derivative contracts at fair value.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed.  The net liability related to financial derivative instruments was Ch$ 82.5 billion and Ch$ 80.0 billion as of December 31, 2002 and 2001, respectively.

Argentine Peso to US Dollar Exchange Rate

From 1991 to January 2002, the Argentine peso was pegged to the US dollar at a fixed exchange rate of 1 Argentine peso to 1 US dollar.  In early December 2001, restrictions were put in place that prohibited cash withdrawals above a certain amount and restricted foreign money transfers, with certain limited exceptions.  While

Back to Contents

the legal exchange rate remained at 1 peso to 1 US dollar, financial institutions were allowed to conduct only limited activity due to these controls, and currency exchange activity was effectively halted except for personal transactions in small amounts.

In January 2002, the Argentine government announced its intent to create a dual currency system with an “official” fixed exchange rate of Ar$ 1.4 to 1 US dollar for import, and export transactions and a “free” floating exchange rate for other transactions.  On January 11, 2002, the exchange rate market holiday ended, and new “free” floating exchange rates ranged from Ar$ 1.6 to Ar$ 1.7 pesos to 1 US dollar.  On February 3, 2002, the Argentine government issued a decree that (1) eliminated the fixed exchange rate; (2) established one free floating exchange rate for the Argentine peso; and (3) required US dollar-denominated obligations be converted to peso-denominated obligations using mandated conversion rates, depending on the type of obligation.  The market for the floating exchange rate opened on February 11, 2002.

Our Argentine subsidiaries remeasured their financial statements on December 31, 2001, using the “floating” rate of 1.7 Argentine pesos per US dollar.  We believe this was appropriate because although these companies could conceivably have paid certain liabilities using a rate of 1.4 Argentine pesos per US dollar, under the temporary Argentine law that was in effect until February 3, 2002, it was never our intention to repay any of our debt prior to this date.

The financial statements of our Argentine subsidiaries are remeasured into US dollars for purposes of the preparation of our consolidated financial statements, because under Chilean GAAP, in accordance with Technical Bulletin No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries) and are not considered to be an extension of the parent company’s operations are required to be remeasured into US dollars.  The accounting loss derived from our Argentine subsidiaries included in results of operations as a consequence of the devaluation of the Argentine peso when so remeasured into US dollars was a gain of approximately US$ 3.0 million and US$ 12.9 million net of minority interest as of December 31, 2001 and 2002.  At the date of issuance of the consolidated financial statements, there was uncertainty regarding future changes that could occur in Argentina.  As required under Chilean GAAP, we assumed the Argentine monetary assets and liabilities and revenues and expenses were translated at Ar$ 1.7 and Ar$ 3.37 to the US dollar as of December 31, 2001 and 2002, respectively.  This accounting estimate required us to make assumptions about future events that were highly uncertain at the time of estimation, because the future exchange rate of Argentine pesos to US dollars was uncertain, however the exchange rate has since stabilized.  Our investments in Argentina represent 16.1% and 14.3% of total assets as of December 31, 2002 and 2001, respectively, and 15.0% and 26.9% of total revenues and –0.1% and 21.0% of total operating income for the years ended December 31, 2002 and 2001, respectively.

Regulatory Asset and Deferred Costs

In accordance with Decree Law No. 14 and Resolution No. 91 of the Council for managing the Electric Energy Crisis (CGCEE), each dated December 21, 2001, and based on Resolution No. 31 of the National Agency of Electric Energy (ANEEL) dated January 24, 2002, Enersis’ distribution subsidiaries in Brazil have recognized as of December 31, 2001, a regulated asset, which will be recovered through extraordinary tariffs in order to recover losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

The regulated asset recorded by the Company’s distribution subsidiaries (Cerj and Coelce) was Ch$ 32.3 billion and Ch$ 97.3 billion as of December 31, 2002 and 2001, respectively, and was recorded as revenue during 2002 and 2001.  This revenue represents lost revenues resulting from the Program of Emergency Reduction of Electric Energy Consumption (rationing program).  This regulated asset will be recovered through the increase of energy prices, over a period estimated to be three years.  This amounts were confirmed by ANEEL in August 29, 2002.

In order to record this asset as revenue, our subsidiaries and other companies in the Energy Sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.

Back to Contents

Additionally, certain VPA costs including fuel costs, energy transfer costs, and generator transmission costs amounting to Ch$ 24.0 billion and Ch$ 31.8 were deferred by Cerj and Coelce for the year ending December 31, 2001 and 2002, respectively.  These costs will be recovered through future billings.

We assume that the regulatory asset and deferred costs will be collected through future billings during the established period of recovery.  As a result, this accounting policy requires us to make assumptions about future events that are uncertain at the time of estimation.

Pension and Post-Retirement Benefits Liabilities

We have significant pension and post-retirement benefit plan liabilities which are developed from actuarial valuations.  Inherent in these valuations are key assumptions including discount rates and expected returns on plan assets.  We are required to consider current market conditions, including changes in interest rates, in selecting these assumptions.  Changes in the related pension and post-retirement benefit net liabilities, may occur in the future in due to changes resulting from fluctuations in our related headcount or to changes in the assumptions.  The net pension and post-retirement liability was Ch$ 122.0 billion and Ch$ 134.4 billion as of December 31, 2002 and 2001, respectively.

Technical Bulletin No. 64

In October 1998, the Chilean Institute of Accountants (Colegio de Contadores de Chile) issued Technical Bulletin No. 64, Accounting for Permanent Foreign Investments.  Technical Bulletin No. 64 differs from the foreign currency translation procedures to which a U.S. investor is accustomed under Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation” issued by the Financial Accounting Standards Board.  See note 34 to our consolidated financial statements for a further description of Technical Bulletin No. 64.  Technical Bulletin No. 64 changes the method used to restate foreign investments, by first translating foreign currency amounts in respect of foreign subsidiaries and investees to US$ at historical rates of exchange (in the case of non-monetary assets and liabilities) and period-end rates (in the case of monetary assets and liabilities) and then translating the US dollar amounts to Chilean pesos at the period-end rate of exchange, and income and expense accounts are translated at average rate of exchange between the US dollar and local currency.  In effect, the foreign investments are adopting the US dollar as their “functional currency”, because the Chilean peso is not considered to be a stable currency.  As a result, where the US dollar is the functional currency, non-monetary assets, such as property, plant and equipment are recorded and depreciation is determined in US dollars.  Therefore, in periods during which the Chilean peso depreciates against the US dollar, the respective carrying values and depreciation expense of our non-monetary assets also increases, which in the long term eliminates the differences between assets recorded using different functional currencies.  Technical Bulletin No. 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located.  For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical dollar value and the dollar appreciated against the Chilean peso in 2002.

The application of Technical Bulletin No. 64 results in the comprehensive separation of the effects of inflation in Chile (for financial accounting purposes) from the changes in foreign currency translation with respect to our non-Chilean investments.  Under Chilean GAAP, the amount of the net foreign investment as of the opening balance sheet date is price-level restated for the effects of inflation in Chile, thereby increasing net income due to price-level restatement.  Changes in the opening balance sheet balance of the net foreign investment due to movements in the Chilean peso to US dollar exchange rates are recorded net of the effects of price-level restatement mentioned above in shareholders’ equity under the caption “cumulative translation adjustments.”  As a result, during periods when the Chilean peso depreciates in excess of inflation in Chile, compared to the US dollar, shareholders’ equity would increase.  Conversely, during periods in which the Chilean peso appreciates in excess of inflation in Chile, as compared to the US dollar, shareholders’ equity would decrease.

The application of Chilean foreign currency translation standard Technical Bulletin No. 64 with respect to the translation of our non-Chilean operations is part of the comprehensive basis of preparing of price-level adjusted financial statements required by Chilean GAAP.  The inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean

Back to Contents

economy and, accordingly, have not been eliminated.  In 1999, the Staff of the SEC confirmed that it would not object to the view that adjustments made in accordance with Technical Bulletin No. 64 in respect of investments located in unstable countries are part of a comprehensive basis of adjusting for inflation.  Accordingly, we do not eliminate differences between Technical Bulletin No. 64 and Statement of Financial Accounting Standards (“SFAS”) No. 52 in the reconciliation of our net income or shareholders’ equity to US GAAP.  If Enersis applied SFAS No. 52 instead of Technical Bulletin No. 64, the following significant differences would result:

•
As the methodology used to determine both the Company’s and its subsidiaries functional currencies differs under SFAS No. 52, it is probable that the local currency would be considered the functional currency of the Company’s foreign subsidiaries instead of the US dollar.

•	Gains or losses related to foreign currency denominated assets and liabilities may vary significantly.

•	Shareholder equity may vary significantly.

Net Investment Hedge Under Technical Bulletin No. 64

Technical Bulletin No. 64 allows us to designate certain US$-denominated debt as a hedge against our net foreign investments being measured in US$.  The unrealized exchange differences resulting from the translation to Chilean pesos of the foreign investee financial statements and the related hedges are not included in determining net income for the period; rather, such differences are recorded in cumulative translation adjustment, a reserve account as part of shareholders’ equity.  For the years ending December 31, 2002 and 2001, the effect of unrealized exchange differences for net investments resulted in an unrecorded gain of Ch$ 96.5 billion and Ch$ 133.1 billion, the effect of unrealized exchange differences for US$-denominated debt resulted in an unrecorded loss of Ch$ 75.9 billion and Ch$ 113.2 billion, or a net unrecorded gain of Ch$ 20.6 billion and Ch$ 19.9 billion, respectively.  As of December 31, 2002 and 2001, the cumulative translation adjustment was Ch$ 45.7 billion and Ch$ 25.1 billion, respectively.

A.	Operating results.

Enersis Results of Operations for the Years Ended December 31, 2002 and 2001

Overview

Our 2002 results, when compared to those of 2001, were mainly affected by the following factors:

•
our operating income amounted to Ch$ 532.7 billion in 2002, which represents a decrease of Ch$ 221.9 billion, or 29.4%, compared to 2001.  This decline is mainly the result of continued economic instability in Argentina and the strong depreciation of the real in Brazil; and

•
our non-operating expenses amounted to Ch$ 796.5 billion in 2002, which was Ch$ 291.4 billion higher than non-operating expenses of Ch$ 505.1 billion in 2001, largely explained by a total amount of US$ 387 million in accounting adjustments in 2002, which didn’t occur in 2001.

The purpose of the extraordinary adjustments described above was to properly reflect the value of our goodwill.  These adjustments are in accordance to Chilean GAAP and have been applied for the first time in accordance with long-lived asset impairment test on our financial statements.  The adjustments relate to the acceleration of net balance of negative and positive goodwill associated with investments in distribution and generation located in Argentina and Brazil, resulting from the socioeconomic instability experienced in those countries.

Revenues from operations

Our revenues from operations are derived principally from electricity generation and distribution.  Generation revenues are derived principally from the sale of electricity.  Electricity distribution operating revenues consist of resale of electricity and Value Added from Distribution, or VAD, revenues.  Resale of electricity consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies.  VAD revenues consist of revenues related to the recovery of costs and return on investment associated with distribution

Back to Contents

assets and allowed losses under the current tariff regulations.  Other revenues derived from our distribution services consist of charges related to new connections and maintenance and leases of meters.

The table below presents, for the periods indicated, the breakdown of our revenues from operations and the percentage change from period to period.

	Year ended December 31,

	2001	2002	% Change

	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	390,265	418,041	7.1%
Non-electricity subsidiaries (Chile)	97,091	49,086	-49.4%

Total revenues from operations (Chile) excluding Endesa-Chile	487,356	467,127	-4.2%
Edesur (Argentina)	599,372	199,479	-66.7%
Distrilima/Edelnor (Peru)	189,080	203,634	7.7%
Cerj (Brazil)	376,867	345,161	-8.4%
Investluz/Coelce (Brazil)	247,524	227,725	-8.0%
Luz de Bogotá/Codensa (Colombia)	316,932	318,038	0.3%
Enersis Energía (Colombia)	6,104	0	-100.0%

Total revenues from operations (excluding Endesa-Chile)	2,223,235	1,761,164	-20.8%
Endesa-Chile	1,045,279	938,099	-10.3%
Less: intercompany transactions	(209,134)	(213,390)	2.0%

Endesa-Chile (net of consolidating eliminations)	836,145	724,709	-13.3%

Total revenues from operations	3,059,380	2,485,873	-18.7%

Revenues from the operations of our Chilean distribution subsidiaries, Chilectra and Río Maipo, increased by Ch$ 27.8 billion, or 7.1%, to Ch$ 418.0 billion in 2002 from Ch$ 390.3 billion in 2001.  This increase in revenues was primarily attributable to a 3.5% increase in energy sold to 9,857 GWh in 2002, combined with a 6.5% increase in the average energy tariffs charged to Chilean customers.  The increase in physical energy sales, in turn, was attributable to a 2.4% increase in the number of customers, and a 1.0% increase in per capita consumption.  The 3.5% increase in energy sold in Chile contrasts well with a GDP growth rate of 2.1% in 2002, a slight decline from 3.1% in 2001.

Revenues from the operations of our non-electricity Chilean subsidiaries decreased by 49.4% to Ch$ 49.1 billion in 2002 from Ch$ 97.1 billion in 2001.  This Ch$ 48.0 billion decrease in 2002 is explained primarily by a decline of Ch$ 31.1 billion attributable to our service and procurement company, Cam, and to a Ch$ 16.3 billion decrease associated with our computer services company, Synapsis.

Revenues from operations for our Argentine electricity distributor, Edesur, decreased by 66.7% to Ch$ 199.5 billion in 2002, from Ch$ 599.4 billion in 2001.  This decrease is explained by a 63.4% decrease in our Argentine distribution tariff, driven primarily by the devaluation of the Ar$, which started 2002 at 1.70 per US$ and ended the year at 3.37 per US$.  At the same time, tariffs were frozen in Ar$.  Also, physical energy sales, excluding transmission sales, decreased by 5.4% to 9,697 GWh in 2002 from 10,250 GWh in 2001.  Excluding the effect of the transmission sales, the 5.4% decrease in physical energy sales was attributable to a 5.1% decline in per capita consumption, and a decline of approximately 6,700 customers in southern Buenos Aires.

Revenues from operations of Distrilima, our Peruvian company that consolidates the electricity distribution company Edelnor, increased 7.7% to Ch$ 203.6 billion in 2002 from Ch$ 189.1 billion in 2001.  This increase is attributable primarily to a 6.3% increase in average electricity distribution tariffs and a 7.1% increase in physical energy sales.  The increase in physical energy sales, in turn, is attributable primarily to a 0.5% increase in the number of clients to 871,430, or approximately 4,000 more in 2002 than 2001, combined with a 4.6% increase in per capita consumption.

Revenues from operations of our Brazilian distribution company Cerj decreased by 8.4% to Ch$ 345.2 billion in 2002 from Ch$ 376.9 billion in 2001 while revenues from operations for Coelce decreased by 8.0% to Ch$ 227.8 billion in 2002 from Ch$ 247.5  billion in 2001.  These decreases were attributable to a 9.0% decrease in average

Back to Contents

electricity distribution tariffs for our Brazilian concessions as measured in domestic currency.  In addition, the Brazilian real experienced a devaluation, from 2.31 per US$ in January, 2002 to 3.53 per US$ on December 31, 2002.  Physical energy sales for Cerj increased by 6.0% while those for Coelce increased by 3.8% in 2002 compared to 2001.  On an aggregate basis, our Brazilian distribution subsidiaries increased physical energy sales by 5.1% in 2002 compared to 2001, which is explained by a 5.0% increase in the number of customers together with a 0.1% increase in per capita consumption.

Codensa’s revenues from operations increased by 0.3% to Ch$ 318.0 billion in 2002, from Ch$ 316.9 billion in 2001.  This increase is attributable primarily to a 3.9% increase in physical energy sales, combined with an average increase in tariffs of 0.1%.  Our Colombian energy trading company, Enersis Energía de Colombia S.A., whose original purpose was to market energy to the unregulated market, is no longer operating.  This company had no sales in 2002 compared to sales for 235 GWh in 2001.  This trading company has been closed for several strategic, financial and tax considerations, and the unregulated market has been transferred directly to Endesa-Chile’s generation subsidiary in Colombia, Emgesa.  On an aggregate basis, the increase in physical energy sold was attributable to a 0.7% increase in per capita consumption combined with a 3.3% increase in the number of customers in 2002.

Our revenues from Endesa-Chile, our generation business segment, decreased by 13.3%, from Ch$ 836.1 billion in 2001 to Ch$ 724.7 billion in 2002, which accounted for 29.15% of our total revenues from operations.  For a discussion of Endesa-Chile’s revenues from operations, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001 — Revenues from operations.”

Total revenues from operations decreased by 18.7%, or Ch$ 573.5 billion, to Ch$ 2,485.9 billion in 2002 from Ch$ 3,059.4 billion in 2001.  Total revenues from non-generation business segments decreased by 20.8% to Ch$ 1,761.2 billion in 2002 from Ch$ 2,223.2 billion in 2001.  The most important revenue increases from our electricity distribution business segment are attributable to Ch$ 27.8 billion from Chilectra and Río Maipo in Chile, and Ch$ 14.6 billion from Edelnor, our Peruvian subsidiary.  The decrease in our revenues from operations from our electricity distribution business segment is explained by a Ch$ 399.9 million decline from Edesur in Argentina, a Ch$ 51.5 million decline from our operations in Brazil, and a Ch$ 5.0 million decline from our Colombian subsidiaries.

Cost of operations

Cost of operations consists principally of electricity purchases from third parties, salaries, depreciation and amortization, maintenance costs, materials and equipment.

Back to Contents

The table below sets forth the breakdown of costs of operations for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of Ch$)

Electricity distribution subsidiaries (Chile)	245,301	265,137	8.1%
Non-electricity subsidiaries (Chile)	106,185	70,788	-33.3%

Total costs of operations (Chile) excluding Endesa-Chile	351,486	335,925	-4.4%
Edesur (Argentina)	391,821	178,351	-54.5%
Distrilima/Edelnor (Peru)	102,850	121,387	18.0%
Cerj (Brazil)	274,023	303,347	10.7%
Investluz/Coelce (Brazil)	158,452	163,320	3.1%
Luz de Bogotá/Codensa (Colombia)	193,690	197,123	1.8%
Enersis Energía (Colombia)	3,103	0	-100%

Total cost of operations (excluding Endesa-Chile)	1,475,425	1,299,453	-11.9%
Endesa-Chile	662,608	555,586	-16.2%
Less: intercompany transactions	(112,723)	(124,989)	10.9%

Endesa-Chile (net of consolidating eliminations)	549,885	430,597	-21.7%

Total cost of operations	2,025,310	1,730,050	-14.6%

Total cost of operations decreased by 14.6% to Ch$ 1,730.1 billion in 2002, from Ch$ 2,025.3 billion in 2001.  This Ch$ 295.3 billion decline in our costs of operations is attributable primarily to Ch$ 213.5 billion in lower costs associated with Edesur, Ch$ 119.3 billion in lower costs from our Chilean generation subsidiary Endesa-Chile, and Ch$ 35.4 billion in lower costs from our non-electricity subsidiaries in Chile, partially offset by incremental costs of Ch$ 29.3 billion in Cerj, Ch$ 19.8 billion associated with our Chilean subsidiaries, and to a lesser extent higher costs attributable to Edelnor in Peru and Coelce in Brazil.

Chilean electricity distribution-related costs of operations from our subsidiaries Chilectra and Río Maipo increased by 8.1% to Ch$ 265.1 billion in 2002 from Ch$ 245.3 billion in 2001.  This increase of Ch$ 19.8 billion is explained primarily by increased costs of energy and power purchased from generators.  Purchases of energy by our Chilean electricity distribution subsidiaries increased by 9.7%, or 379 GWh, while the average cost of energy purchased increased by 6.5%.  Physical energy losses for Chilectra increased marginally, from 5.4% in 2001 to 5.6% in 2002, while those for Río Maipo decreased from 6.4% in 2001 to 6.2% in 2002.  The physical energy losses in Río Maipo and Chilectra have remained relatively constant due to energy-theft control programs.

Non-electricity related Chilean subsidiaries recorded operating costs of Ch$ 70.8 in 2002, a decrease of Ch$ 35.4 from 2001.  This decrease is explained primarily by reduced maintenance costs of Ch$ 36.7 billion associated with our service and procurement subsidiary Cam, partially offset by higher depreciation expense of Ch$ 0.8 billion and higher salary expense of Ch$ 0.5, respectively, for the two years under comparison.

Costs of operations for Edesur, our Argentine distribution company, decreased by 54.5% to Ch$ 178.4 billion in 2002, from Ch$ 391.8 billion in 2001, mainly due to a 65.2% decrease in the cost of energy purchased due to frozen tariffs and the devaluation of the Argentine peso, as well as a 4.2% decrease in physical energy purchases to satisfy the lower demand for electricity in southern Buenos Aires.  The Argentine peso devalued from 1.70 to 3.37 per US$ during 2002.  The decrease in cost is partially offset by the increase in physical energy losses from 9.9% in 2001 to 11.6% in 2002.  Lower demand and increased theft are explained by the prolonged economic downturn and increase in unemployment in Argentina.

Costs of operations for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, increased by 18.0% to Ch$ 121.4 billion in 2002 from Ch$ 102.5 billion in 2001.  Energy purchases increased by 4.6%, compared to 2001 and the cost of energy purchased increased by 7.6% in 2002 compared to 2001, partially offset by lower physical energy losses of 8.5% in 2002 compared to 8.9% in 2001.

Back to Contents

Costs of operations for Cerj, one of our Brazilian distribution subsidiaries that operates in the area of Rio de Janeiro, increased by 10.7% to Ch$ 303.4 billion in 2002, from Ch$ 274.0 billion in 2001.  Costs of operations of our other Brazilian distribution subsidiary, Coelce, operating in the northeast State of Ceará, increased by 3.1% to Ch$ 163.3 billion in 2002, from Ch$ 158.5 billion in 2001.  The two main reasons for the increased costs were that energy purchases for our Brazilian distribution companies increased by 435 GWh, or 2.9%, to 15,307 GWh in 2002 from 14,872 GWh in 2001, and the average cost of our electricity purchased in Brazil increased by 2.8%.  The Brazilian real devalued from 2.31 to 3.53 per US$ during 2002.  Energy losses at Coelce were slightly reduced from 13.0% in 2001 to 12.9% in 2002 and to a lesser extent at Cerj from 22.7% in 2001 to 22.6% in 2002.  The concession area for Cerj includes the favelas, which are very low income housing where energy theft is high during economic downturns.

Costs of operations associated with our Colombian electricity distribution company, Codensa, increased by Ch$ 3.4 billion, or 1.8%, to Ch$ 197.1 billion in 2002 from Ch$ 193.7 billion in 2001.  Although the average cost of electricity purchased in Colombia decreased by 0.3% between 2001 and 2002, this was offset by a 2.4% increase in energy purchased, and a decrease in physical energy losses to 10.3% in 2002 from 11.8% in 2001.  Although energy purchased increased by 2.4%, energy sold by our Colombian companies increased by more than that amount (a 3.9% increase in 2002 compared to 2001), explained by the successful reduction in physical energy losses.

As a result of our phasing out of Enersis Energía, we had no operating costs associated with this activity in 2002, compared to cost of operations of Ch$ 3.1 billion in 2001.  Such costs were transferred directly to Emgesa.

As a result of all the foregoing, our cost of operations, except for those attributable to our generation segment, decreased by 11.9% to Ch$ 1,299.5 billion in 2002 from Ch$ 1,475.4 billion in 2001.

For a discussion of Endesa-Chile’s cost of operations, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001 — Cost of operations.”

Administrative and selling expenses

Administrative and selling expenses consist principally of salaries, provisions for doubtful accounts, marketing expenses, equipment depreciation and rentals, and insurance.

The table below sets forth the breakdown of administrative and selling expenses for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of Ch$)

Electricity distribution subsidiaries (Chile)	21,040	19,653	-6.6%
Non-electricity subsidiaries (Chile)	31,359	32,452	3.5%

Administrative and selling expenses (Chile) excluding Endesa-Chile	52,399	52,105	-0.6%
Edesur (Argentina)	71,411	30,585	-57.2%
Distrilima/Edelnor (Peru)	16,293	14,437	-11.4%
Cerj (Brazil)	32,035	21,410	-33.2%
Investluz/Coelce (Brazil)	44,048	36,848	-16.3%
Luz de Bogotá/Codensa (Colombia)	28,400	32,496	14.4%
Enersis Energía (Colombia)	261	15	-94.3%

Total administrative and selling expenses (excluding Endesa-Chile)	244,847	187,896	-23.3%
Endesa-Chile	34,696	36,289	4.6%
Less: intercompany transactions	(18)	(1,007)	5494.4%

Endesa-Chile (net of consolidating eliminations)	34,678	35,282	1.7%

Total administrative and selling expenses	279,525	223,178	-20.2%

Back to Contents

Total administrative and selling expenses decreased by 20.2% to Ch$ 223.2 billion in 2002 from Ch$ 279.5 billion in 2001 due largely to the decreases in administrative and selling expenses of Edesur and Cerj.

Chilean administrative and selling expenses for our electricity-related distribution subsidiaries decreased by Ch$ 1.4 billion in 2002, or 6.6%, whereas such expenses increased by Ch$ 1.1 billion in 2002 for our Chilean non-electricity subsidiaries.  Total Chilean administrative and selling expenses remained almost unchanged in the two yearly periods, with a 0.6% reduction to Ch$ 52.1 billion in 2002 from Ch$ 52.4 billion in 2001.

Our distribution companies recorded lower expenses principally as a result of the devaluation of the Argentine peso and to a lesser extent, the depreciation of the Brazilian real.  As a percentage of Chilean revenues in the electricity-related distribution subsidiaries, administrative and selling expenses decreased from 5.6% in 2001 to 4.9% in 2002.

Argentine administrative and selling expenses decreased by 57.2%, or Ch$ 40.8 billion, from Ch$ 71.4 billion in 2001 from Ch$ 30.6 billion in 2002.  As a percentage of operating revenues, Edesur’s expenses increased to 15.3% in 2002 from 11.9% in 2001.

Peruvian administrative and selling expenses decreased by 11.4% to Ch$ 14.4 billion in 2002 from Ch$ 16.3 billion in 2001 because of a recovery of uncollectible accounts.

Administrative and selling expenses of Cerj, one of our Brazilian distribution companies, decreased by 33.2% to Ch$ 21.4 billion in 2002 from Ch$ 32 billion in 2001.  As a percent of operating revenues associated with Cerj, such administrative and selling expenses decreased to 6.2% in 2002 from 8.5% in 2001.  Administrative expenses of Coelce, another Brazilian distribution company, decreased by 16.3% to Ch$ 36.9 billion in 2002 from Ch$ 44.1 billion in 2001.

Total administrative and selling expenses associated with our Colombian distribution and trading companies increased by 13.4% to Ch$ 32.5 billion in 2002 from Ch$ 28.7 billion in 2001.  As a percentage of our Colombian revenues, the ratio deteriorated to 10.2% in 2002 from 8.9% in 2001.

For a discussion of Endesa-Chile’s administrative and selling expenses, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001 — Administrative and selling expenses.”

Operating income

The table below sets forth the breakdown of operating income for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of Ch$)
Chile (excluding Endesa-Chile)	83,471	79,097	-5.2%
Argentina	136,140	(9,457)	-106.9%
Peru	69,937	67,810	-3.0%
Brazil	115,833	47,961	-58.6%
Colombia	97,582	88,404	-9.4%

Total operating income (excluding Endesa-Chile)	502,963	273,815	-45.6%
Endesa-Chile	347,975	346,224	-0.5%
Less: intercompany transactions	(96,393)	(87,394)	-9.3%

Endesa-Chile (net of consolidating eliminations)	251,582	258,830	2.9%

Total operating income	754,545	532,645	-29.4%

Total operating income decreased by 29.4% to Ch$ 532.7 billion in 2002 from Ch$ 754.6 billion in 2001.  This reduction was primarily driven by Edesur, which accounted for a Ch$ 145.6 billion decrease (to an operating loss of Ch$ 9.5 billion in 2002 compared to operating income of Ch$ 136.1 billion in 2001), and our Brazilian distribution subsidiaries, whose operating income decreased to Ch$ 48.0 billion in 2002, a Ch$ 67.9 billion decrease in

Back to Contents

comparison to operating income of Ch$ 115.9 billion in 2001.  To a lesser degree, consolidated operating income also decreased from our distribution subsidiaries in Colombia and Chile, partially offset by an increase in operating income from our generation company Endesa-Chile.

For a discussion of Endesa-Chile’s operating income, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001 — Operating income.”

Total non-operating income (expense)

	Year ended December 31,

	2001	2002	% Change

	(in millions of Ch$)

Interest income (1)	3,202	12,863	301.7%
Equity in income of related companies (1)	(325)	(281)	-13.5%
Goodwill amortization (1)	(58,724)	(182,006)	209.9%
Interest expense (1)	(155,614)	(135,472)	-12.9%
Price-level adjustment (1)	(18,201)	(14,700)	-19.2%
Other non-operating income (expense), net (1)	43,417	18,300	-57.9%
Non-operating income (expense) Edesur (Argentina)	9,351	(13,220)	n/a
Non-operating income (expense) Distrilima/Edelnor (Peru)	(8,056)	(1,197)	-85.1%
Non-operating income (expense) Cerj (Brazil)	(43,824)	41,556	n/a
Non-operating income (expense) Investluz/Coelce (Brazil)	(37,564)	(214,915)	472.1%
Non-operating income (expense) Luz de Bogotá/Codensa and Enersis Energía (Colombia)	6,407	(2,119)	n/a

Total non-operating income (excluding Endesa-Chile)	(259,931)	(491,191)	89.0%
Non-operating income (expense) Endesa-Chile	(247,798)	(313,425)	26.5%
Less: intercompany transactions	2,642	8,086	206.1%

Endesa-Chile (net of consolidating eliminations)	(245,156)	(305,339)	24.5%

Total non-operating income (expense)	(505,087)	(796,530)	57.7%

(1)	Includes Enersis’ consolidated non-operating income (expense) except for companies included in this table.

Total non-operating expense increased by 57.7% to Ch$ 796.5 billion in 2002 from Ch$ 505.1 billion in 2001.  This increase is attributable primarily to the increase of Ch$ 123.3 billion in our goodwill amortization, a Ch$ 177.4 billion increase in non-operating expenses of Coelce, and the Ch$ 60.2 billion increase in Endesa-Chile non-operating income, all related to goodwill amortization.  This goodwill amortization increase is related to the write-off of the net balance of negative and positive goodwill investments in distribution and generation located in Argentina and Brazil as a result of our decision to write-off the full amount of our investments in those countries undergoing economic turmoil.  For a discussion of Endesa-Chile’s total non-operating income (expense), see “— Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001 —Non-operating results —Goodwill amortization.”  Excluding Endesa-Chile, our non-operating expenses decreased by Ch$ 60.2 billion in 2002 in relation to 2001.

For 2002, we accounted for Ch$ 20.1 billion in lower interest expense, net of interest income, compared to 2001.  Among other reasons, this reduction is partly due to lower interest rates in the international markets with respect to the previous year.

Price-level adjustment expenses at the Enersis level decreased by Ch$ 3.5 billion in 2002, to Ch$ 14.7 billion in 2002 to Ch$ 18.2 billion in 2001.  The decrease in 2002 is primarily attributable to the nominal devaluation of 9.8% of the Ch$ against the US$ in 2002, compared to a devaluation of 14.1% the previous year.  The lower the depreciation of the UF , or the inflation adjusted peso, against the United States dollar, the lower the non-operating losses due to debt denominated in that currency.  A large percentage of our dollar denominated debt is hedged, which compensates for fluctuations in the Ch$/US$ exchange rate.

Back to Contents

Other non-operating expenses, net of other non-operating income mentioned in separate line-items decreased by 57.9% to Ch$ 18.3 billion in 2002 from Ch$ 43.4 billion in 2001.  This difference is primarily explained by provisions of Ch$ 16.6 billion made during 2002 for ongoing real estate projects and lower profits booked during 2002 of US$ 24.4 million, due to the one-time Yankee Bond repurchase made by Enersis and Endesa-Chile in November 2001.  These non-recurring losses and higher expenses in 2002 were partially offset by Ch$ 10.8 billion in gains, net of losses, in our forward contracts.

Edesur’s non-operating expenses amounted to Ch$ 13.2 billion in 2002 compared to a net non-operating income of Ch$ 9.4 billion in 2001.  This is primarily attributable to the increase in interest expenses of Ch$ 11.9 billion, lower interest income of Ch$ 1.9 billion, a negative mark-to-market of Argentine Government Bonds of Ch$ 5.1 billion, and by a decrease of Ch$ 4.3 billion due to the effect of the application of Technical Bulletin No. 64.

Cerj had a net non-operating income of Ch$ 41.6 billion in 2002 compared to a net non-operating loss of Ch$ 43.8 billion in 2001.  This is primarily attributable to the positive effect of the application of Technical Bulletin No. 64, which resulted in a gain of Ch$ 63.4 billion and an increase in interest income of Ch$ 13.3 billion.  Non-operating expenses for Coelce increased by 472.1% to Ch$ 214.9 billion in 2002 from Ch$ 37.6 billion in 2001, primarily as a result of the negative effect of a non-recurring goodwill amortization of Ch$ 214.0 billion in 2002.

Codensa recorded Ch$ 8.5 billion less in non-operating income in 2002 compared to 2001, primarily because of the application of Technical Bulletin No. 64 that resulted in a loss of Ch$ 9.1 billion, and a Ch$ 1.5 billion capital increase of compensation to EEB, partially offset by Ch$ 2.9 billion in additional dividends received from EEB.

Edelnor’s non-operating expenses increased by Ch$ 7.0 billion in 2002, attributable primarily to a received Ch$ 2.6 billion of higher foreign exchange translation expense under Technical Bulletin No. 64, and to a Ch$ 3.5 billion non-recurring expense attributable to payments by Edelnor to the Peruvian Tax Authority in 2001.

For a discussion of Endesa-Chile’s total non-operating income, see “—Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001—Total non-operating income (expense).”

Net income

	Year ended December 31,

	2001	2002

	(in millions of Ch$)

Operating income	754,544	532,644
Non-operating income (expense)	(505,087)	(796,530)

Income before income taxes, minority interest and amortization of negative goodwill	249,457	(263,886)
Income taxes	(129,850)	(66,017)
Minority interest	(125,153)	16,283
Amortization of negative goodwill	47,700	112,248

Extraordinary items	—	(22,376)

Net income	42,154	(223,748)

Income (loss) before income taxes, minority interest and amortization of negative goodwill decreased by Ch$ 513.3 billion to Ch$ (263.9) billion in 2002 from Ch$ 249.5 billion in 2001.  Income taxes decreased by Ch$ 63.8 billion as a result of lower 2002 income.  Minority interest expense related to that portion of consolidated subsidiaries that were not wholly-owned increased by Ch$ 141.4 billion.  As a result of all of the aforementioned, net income (loss)  was Ch$ (223.8) billion in 2002 compared to a net income Ch$ 42.2 billion in 2001.  A substantial portion of the loss is attributable to the increase in the amortization related to the acceleration of the net balance of negative and positive goodwill investments in distribution and generation located in Argentina and Brazil.  From an operating income perspective, the ratio of operating income to consolidated revenues decreased from 24.7% in 2001 to 21.4% in 2002.

Back to Contents

Enersis Results of Operations for the Years Ended December 31, 2001 and 2000

Overview

In comparing the three years ending December 31, 2001, it is important to keep in mind that there were important account reclassifications in 2001 in our retroactive comparison to 2000.  Therefore, the analysis comparing 2001 and 2000 will show significant variations in certain accounts for the year 2000 in relation to the analysis of 2000 when compared to 1999.  The more significant changes affecting this analysis are the following:

•
For our Brazilian distribution subsidiaries, Cerj and Coelce, there is an additional tax, the so-called “Reserva Global de Reversión,” which is now being passed through, and therefore both revenues and costs of operations have increased by those same amounts, Ch$ 3.4 billion for Cerj and Ch$ 3.3 billion for Coelce.  Therefore, revenues and costs of operations increased by a total of Ch$ 6.7 billion.

•
For these same Brazilian subsidiaries, a fuel expense which was previously reflected in “Administrative and Selling Expenses” is now being more accurately reflected in “Costs of Operations” instead.  In the case of Cerj, this represents a Ch$ 18.3 billion increase in Costs of Operations and an identical decrease in Administrative and Selling Expenses.  In the case of Coelce, the restated amount for the identical concept is Ch$ 6.6 billion.  Therefore, in the aggregate, Costs of Operations are higher by Ch$ 24.9 billion and Administrative and Selling Expenses are lower by that same amount.

We believe that the aforementioned accounting reclassifications better reflect the nature of the accounting entries, and lead to an improved understanding of our financial statements.

Our 2001 results, when compared to those of 2000, were mainly affected by the following factors:

•
Our subsidiaries evidenced a 36.5% increase in operating income, from Ch$ 552.8 billion in 2000 to Ch$ 754.6 billion in 2001.  This was driven principally by the recovery of our generation subsidiary, Endesa-Chile, whose operating income from our consolidated perspective doubled, from Ch$ 125.0 billion in 2000 to Ch$ 251.6 billion in 2001, and that improved performance is largely explained by the end of the drought and the much better hydrological conditions, coupled with prudent commercial planning in long-term contracts.  Our other subsidiaries with strong operating income growth were our Brazilian, Colombian and Chilean electricity distribution subsidiaries.  Although some of our companies reflected higher physical losses, most of the other operating parameters that measure efficiency improved.

•
Our non-operating income (expenses), which were Ch$ 335.7 billion lower in 2001, are largely explained by the non-recurrence in 2001 of divestitures made in 2000 of our important assets in electricity transmission (Transelec) and in our former water utilities (Esval and Aguas Cordillera).

Revenues from operations

Our revenues from operations are derived principally from electricity generation and distribution.  Generation revenues are derived principally from the sale of electricity.  Electricity distribution operating revenues consist of resale of electricity and Value Added from Distribution, or VAD, revenues.  Resale of electricity consist of revenues related to the recovery of the cost of wholesale electricity purchased from electric generation companies.  VAD revenues consist of revenues related to the recovery of costs and return on investment associated with distribution assets and allowed losses under the current tariff regulations.  Other revenues derived from our distribution services consist of charges related to new connections and maintenance and leases of meters.

The table below presents, for the periods indicated, the breakdown of our revenues from operations and the percentage change from period to period.

Back to Contents

	Year ended December 31,

	2000	2001	% Change

	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	334,984	390,265	16.5%
Non-electricity subsidiaries (Chile)	83,236	97,091	16.6%

Total revenues from operations (Chile) excluding Endesa-Chile	418,220	487,356	16.5%
Edesur (Argentina)	547,920	599,372	9.4%
Distrilima/Edelnor (Peru)	170,824	189,080	10.7%
Cerj (Brazil)	359,189	376,867	4.9%
Investluz/Coelce (Brazil)	231,891	247,524	6.7%
Luz de Bogotá/Codensa (Colombia)	301,014	316,932	5.3%
Enersis Energía (Colombia)	26,596	6,104	-77.0%

Total revenues from operations (excluding Endesa-Chile)	2,055,654	2,223,235	8.2%
Endesa-Chile	937,650	1,045,279	11.5%
Less: intercompany transactions	(236,258)	(209,134)	-11.5%

Endesa-Chile (net of consolidating eliminations)	701,392	836,145	19.2%

Total revenues from operations	2,757,046	3,059,380	11.0%

Revenues from the operations of our Chilean distribution subsidiaries, Chilectra and Río Maipo, increased by Ch$ 55.3 billion, or 16.5%, to Ch$ 390.3 billion in 2001 from Ch$ 335.0 billion in 2000.  This increase in revenues is primarily attributable to an increase of 5.3% in energy sold to 9,526 GWh in 2001, combined with a 14.0% increase in the average energy tariffs charged to Chilean customers.  The increase in physical energy sales, in turn, was attributable to approximately 34,000 new customers, or a 2.2% increase to a total of 1,582,592 customers, and to a 3.1% increase in per capita consumption.  The 5.3% increase in energy sold in Chile contrasts well with a GDP growth of 3.1% in 2001, down from 4.2% in 2000.

Revenues from the operations of our non-electricity Chilean subsidiaries increased by 16.6% to Ch$ 97.1 billion in 2001 from Ch$ 83.2 billion in 2000.  This increase of Ch$ 13.9 billion in 2001 is explained primarily by a Ch$ 26.5 billion increase attributable to our procurement company, Diprel (changed its name to Cam in 2002), and to a Ch$ 5.0 billion increase associated with our computer services company, Synapsis, partially offset by a reduction of Ch$ 22.4 billion in revenues arising from our real estate subsidiary, Manso de Velasco, particularly related to the sale of residential family lots in Santuario del Valle.

Our Argentine electricity distributor Edesur’s revenues from operations increased by 9.4% to Ch$ 599.4 billion in 2001 from Ch$ 547.9 billion in 2000.  Physical energy sales, excluding transmission sales, increased 4.4% to 10,250 GWh in 2001 from 9,818 GWh in 2000.  Taking into account toll-related revenues, our Argentine distribution tariff increased by 9.5%.  Excluding the effect of the transmission sales, the 4.4% increase in physical energy sales was attributable to a 5.0% increase in per capita consumption, partially offset by a decline of approximately 11,800 customers in southern Buenos Aires.

Revenues from operations of Distrilima, our Peruvian company that consolidates the electricity distribution company Edelnor, increased 10.7% to Ch$ 189.1 billion in 2001 from Ch$ 170.8 billion in 2000.  This increase is attributable primarily to a 11.3% increase in average electricity distribution tariffs and a 2.8% increase in physical energy sales.  The increase in physical energy sales, in turn, is attributable primarily to a 1.8% increase in the number of clients, or approximately 15,000 more in 2001 than 2000, combined with a 1.1% increase in per capita consumption.

Revenues from operations of our Brazilian distribution company Cerj increased 4.9% to Ch$ 376.9 billion in 2001 from Ch$ 359.2 billion in 2000 while those for Coelce increased 6.7% to Ch$ 247.5 billion in 2001 from Ch$ 231.9  billion in 2000.  These increases are primarily attributable to a 24.5% increase in average electricity distribution tariffs for our Brazilian concessions as measured in domestic currency.  A dryer than normal rainy season in Brazil caused reservoirs in southeastern Brazil to fall significantly.  Given the importance of water in Brazil’s supply mix, the Brazilian government imposed a rationing period from June 2001 until March 2002, which affected the southeastern and northeastern regions of the country, where Cerj and Coelce are located.  During the

Back to Contents

rationing period, distribution companies recognized a so-called “regulatory asset” corresponding to the losses caused by the rationing of electricity.  That extraordinary revenue was recognized in December 2001, and takes into consideration future tariff increases.  Physical energy sales for Cerj and Coelce, in the aggregate, decreased by 10.8% in 2001 in relation to 2000.  The number of customer connections in our Brazilian distribution companies increased by approximately 231,000, or 6.8%,  but the per capita consumption decreased by 16.5% because of the rationing of electricity.

Codensa’s revenues from operations increased 5.3% to Ch$ 316.9 billion in 2001, from to Ch$ 301.0 billion in 2000.  This increase is attributable primarily to an average increase in tariffs of 16.1%, offset in part by a 1.2% decrease in physical energy sales.  Our Colombian energy trading company Enersis Energía de Colombia S.A. sold 235 GWh in 2001 compared to 1,075 GWh in 2000.  The decrease in physical energy sold was attributable to a 3.8% decrease in per capita consumption offset in part by a 2.7% increase in the number of customers.  The lower energy consumption in our Colombian companies is primarily attributable to the fact that 256 unregulated clients, with an average monthly consumption of 66 GWh, were transferred as direct clients of our generation company, Emgesa, which began to sell electricity to those final clients without passing through our distribution companies.

Revenues from our Colombian energy trading company, Enersis Energía, decreased by Ch$ 20.5 billion, or 77.0%, to Ch$ 6.1 billion in 2001 from Ch$ 26.6 billion in 2000.  This decrease in revenue is part of an ongoing trend associated with our planned phase out of  our trading company in Colombia.  We decided that we will no longer engage in the energy trading market through Enersis Energía.  Instead, our generation company Emgesa is now servicing these same unregulated clients directly.  The decrease in revenues from this business segment is in direct proportion to the increase in revenues from our Colombian generation company.

Our revenues from Endesa-Chile, our generation business segment, increased by 19.2%, from Ch$ 701.4 billion in 2000 to Ch$ 836.2 billion in 2001.  For a discussion of Endesa-Chile’s revenues from operations, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2001 and 2000 — Revenues from operations.”

Total revenues from operations increased 11.0%, or Ch$ 302.3 billion, to Ch$ 3,059.4 billion in 2001 from Ch$ 2,757.1 billion in 2000.  Total revenues from non-generation business segments increased 8.2%, from Ch$ 2,055.7 billion in 2000 to Ch$ 2,223.2 billion in 2001.  The most important revenue increases from our electricity distribution business segment are attributable to Ch$ 55.3 billion from Chilectra and Río Maipo in Chile,  Ch$ 51.5 billion from Edesur in Argentina, Ch$ 18.3 billion from Edelnor in Peru, Ch$ 17.7 billion from Cerj in Brazil, Ch$ 15.9 billion from Codensa in Colombia, and Ch$ 15.6 billion from Coelce in Brazil.

Cost of operations

Cost of operations consist principally of electricity purchases from third parties, salaries, depreciation and amortization, maintenance costs, materials and equipment.

Back to Contents

The table below sets forth the breakdown of costs of operations for 2000 and 2001 and the percentage change from year to year.
	Year ended December 31,

	2000	2001	% Change

	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	210,932	245,301	16.3%
Non-electricity subsidiaries (Chile)	92,740	106,185	14.5%

Total costs of operations (Chile) excluding Endesa-Chile	303,672	351,486	15.7%
Edesur (Argentina)	311,859	391,821	25.6%
Distrilima/Edelnor (Peru)	83,420	102,850	23.3%
Cerj (Brazil)	288,586	274,023	-5.0%
Investluz/Coelce (Brazil)	157,891	158,452	0.4%
Luz de Bogotá/Codensa (Colombia)	196,185	193,690	-1.3%
Enersis Energía (Colombia)	9,570	3,103	-67.6%

Total cost of operations (excluding Endesa-Chile)	1,351,183	1,475,425	9.2%
Endesa-Chile	637,296	662,608	4.0%
Less: intercompany transactions	(93,444)	(112,723)	20.6%

Endesa-Chile (net of consolidating eliminations)	543,852	549,885	1.1%

Total cost of operations	1,895,035	2,025,310	6.9%

Total cost of operations increased 6.9% to Ch$ 2,025.3 billion in 2001 from Ch$ 1,895.0 billion in 2000.  This increase in costs of operations of Ch$ 130.3 billion is attributable primarily to Ch$ 80.0 billion in higher costs associated with Edesur, Ch$ 47.8 billion in higher costs from our Chilean non-generation subsidiaries, and Ch$ 19.4 billion incremental costs from Edelnor, partially offset by cost reductions of Ch$ 14.6 billion in Cerj and Ch$ 9.0 billion associated with our Colombian subsidiaries.  Endesa-Chile, on the other hand, accounted for a Ch$ 6.0 billion increase in 2001 in relation to the prior year.

Chilean electricity distribution-related costs of operations related to our subsidiaries Chilectra and Río Maipo increased 16.3% to Ch$ 245.3 billion in 2001 from Ch$ 210.9 billion in 2000.  This increase of Ch$ 34.4 billion is explained primarily by increased costs of energy and power purchased from generators.  Purchases of energy by our Chilean electricity distribution subsidiaries increased by 5.7%, or 531 GWh, while the average cost of energy purchased increased by 28.2%.  Physical energy losses for Chilectra increased marginally, from 5.2% in 2000 to 5.4% in 2001, while those for Río Maipo increased from 5.4% in 2000 to 6.4% in 2000.  The higher losses in Río Maipo are attributable to an increase in theft of energy in that concession.  According to a poll conducted by Casen, seven of the eleven counties within our Río Maipo concession experienced an increase in unemployment as a consequence of the prolonged economic downturn, and there is usually a high correlation between increasing energy theft levels and increasing unemployment.

Costs of operations of our non-electricity related Chilean subsidiaries increased 14.5% to Ch$ 106.2 billion in 2001 from Ch$ 92.7 billion in 2000.  This increase is explained primarily by higher maintenance costs of Ch$ 25.8 billion, partially offset by Ch$ 18.0 billion in reduced costs associated with lower real estate activity in our subsidiary, Manso de Velasco.

Costs of operations for Edesur, our Argentine distribution company, increased 25.6% to Ch$ 391.8 billion in 2001 from Ch$ 311.9 billion in 2000, due to a 2.0% increase in physical energy purchases to satisfy the increased demand for electricity in southern Buenos Aires, and by a 0.6% increase in the cost of energy purchased.  In 2001, Edesur did not purchase as much energy as in the prior year from Costanera, a subsidiary of Endesa-Chile.  Therefore, in the consolidating adjustments from the perspective of Enersis, Edesur was left with some significant operating costs in 2001 that were eliminated in 2000 when energy was purchased from a related company.  Physical energy losses associated with Edesur decreased from 10.3% in 2000 to 9.9% in 2001.

Costs of operations for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, increased 23.3% to Ch$ 102.9 billion in 2001 from Ch$ 83.4 billion in 2000.  Energy purchases increased

Back to Contents

by 2.0%, compared to 2000 and the cost of energy purchased increased by 11.5% in 2001 compared to 2000, partially offset by lower physical energy losses of 8.9% in 2001 compared to 9.9% in 2000.

Costs of operations for Cerj, one of our Brazilian distribution subsidiaries, operating in the area of Rio de Janeiro, decreased 5.0% to Ch$ 274.0 billion in 2001 from Ch$ 288.6 billion in 2000.  Costs of operations of our other Brazilian distribution subsidiary, Coelce, operating in the northeast State of Ceará, increased slightly by 0.4% to Ch$ 158.5 billion in 2001 from Ch$ 157.9 billion in 2000.  Average cost of our electricity purchases increased 16.0% between 2000 and 2001, but that was partially offset by a 10.3% decrease in such purchases.  The lower purchases, in turn, were caused by the lower sales in 2001, which was a direct consequence of the electricity rationing period affecting our Brazilian subsidiaries.  On the other hand, physical energy losses increased in Cerj, from 19.7% in 2000 to 22.7% in 2001, though they decreased for Coelce, from 13.3% in 2000 to 13.0% in 2001.  The explanation for the increase in losses in Cerj, especially as contrasted to the reduction in Coelce, is attributable to the customer base.  The concession area for Cerj includes the favelas, or very low income housing where energy theft is high during economic downturns.

Costs of operations associated with our Colombian electricity distribution company, Codensa, decreased by Ch$ 2.5 billion, or 1.3%, to Ch$ 193.7 billion in 2001 from Ch$ 196.2 billion in 2000.  Even though the average cost of electricity purchased in Colombia increased 7.8% between 2000 and 2001, there was a 0.2% reduction in energy purchased, and physical energy losses increased from 10.5% in 2000 to 11.8% in 2001.  Although energy purchased remained practically the same, energy sold by our Colombian companies decreased, and this is explained by the higher physical energy losses.

As a result of our phasing out of Enersis Energía, the cost of operations associated with this activity decreased 67.6% to Ch$ 3.1 billion in 2001 from Ch$ 9.6 billion in 2000.

As a result of the foregoing, our cost of operations, except for those attributable to our generation segment increased 9.2% to Ch$ 1,475.4 billion in 2001 from Ch$ 1,351.2 billion in 2000.

For a discussion of Endesa-Chile’s cost of operations, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2001 and 2000 — Cost of operations.”

Administrative and selling expenses

Administrative and selling expenses consist principally of salaries, provisions for doubtful accounts, marketing expenses, equipment depreciation and rentals and insurance.

The table below sets forth the breakdown of administrative and selling expenses for 2000 and 2001 and the percentage change from year to year.

	Year ended December 31,

	2000	2001	% Change

	(in millions of Ch$)
Administrative and selling expenses (Chile) excluding Endesa-Chile	52,816	52,399	-0.8%
Edesur (Argentina)	72,712	71,411	-1.8%
Distrilima/Edelnor (Peru)	16,203	16,293	0.6%
Cerj (Brazil)	58,478	32,035	-45.2%
Investluz/Coelce (Brazil)	43,128	44,048	2.1%
Luz de Bogotá/Codensa (Colombia)	32,785	28,400	-13.4%
Enersis Energía (Colombia)	657	261	-60.3%

Total administrative and selling expenses (excluding Endesa-Chile)	276,779	244,847	-11.5%

Endesa-Chile	33,425	34,696	3.8%
Less: intercompany transactions	(941)	(18)	-98.1%

Endesa-Chile (net of consolidating eliminations)	32,484	34,678	6.8%

Total administrative and selling expenses	309,263	279,525	-9.6%

Back to Contents

Total administrative and selling expenses decreased 9.6% to Ch$ 279.5 billion in 2001 from Ch$ 309.3 billion in 2000 due largely to the decreases in administrative and selling expenses of Cerj and Codensa.

Chilean administrative and selling expenses for our electricity-related distribution subsidiaries decreased by Ch$ 2.7 billion in 2001, or 11.2%, which was partially offset by Ch$ 2.3 billion in higher 2001 expenses in Chilean non-electricity subsidiaries.  Our distribution companies recorded lower expenses principally as a result of the decrease in headcount, while the non-electricity Chilean businesses, including Cam, and Synapsis experienced an increase in their payrolls.  As a percentage of Chilean revenues in the aggregate, administrative and selling expenses decreased from 12.6% in 2000 to 10.8% in 2001.

Argentine administrative and selling expenses decreased by 1.8% to Ch$ 71.4 billion in 2001 from Ch$ 72.7 billion in 2000.  As a percentage of operating revenues, Edesur’s expenses decreased from 13.3% in 2000 to 11.9% in 2001.

Peruvian administrative and selling expenses remained almost unchanged in the two yearly periods.  However, as a percent of Edelnor revenues, administrative and selling expenses decreased from 9.5% in 2000 to 8.6% in 2001.

Administrative and selling expenses of Cerj, one of our Brazilian distribution companies, decreased 45.2% to Ch$ 32.0 billion in 2001 from Ch$ 58.5 billion in 2000.  The decline in such expenses relative to revenues fell significantly partly because of the reclassifications mentioned in the introduction.  The decrease in these costs is primarily attributable to Ch$ 26.9 billion in a lower provision for uncollectible accounts, from Ch$ 45.9 billion in 2000 to Ch$ 19.1 billion in 2001.

On the other hand, administrative expenses of Coelce, another Brazilian distribution company, increased 2.1% to Ch$ 44.0 billion in 2001 from Ch$ 43.1 billion in 2000, also in part because of the account reclassifications mentioned before.

Total administrative and selling expenses associated with our Colombian distribution and trading companies, decreased 14.3% to Ch$ 28.7 billion in 2001 from Ch$ 33.4 billion in 2000.  As a percentage of our Colombian revenues, the ratio improved from 10.2% in 2000 to 8.9% in 2001.

For a discussion of Endesa-Chile’s administrative and selling expenses, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2000 and 1999 — Administrative and selling expenses.”

Operating income

The table below sets forth the breakdown of operating income for 2000 and 2001 and the percentage change from year to year.

	Year ended December 31,

	2000	2001	% Change

	(in millions of Ch$)
Operating income Chile (excluding Endesa-Chile)	61,733	83,471	35.2%
Argentina	163,350	136,140	-16.7%
Peru	71,202	69,937	-1.8%
Brazil	42,997	115,833	169.4%
Colombia	88,413	97,582	10.4%

Total operating income (excluding Endesa-Chile)	427,695	502,963	17.6%
Endesa-Chile	266,929	347,975	30.4%
Less: intercompany transactions	(141,874)	(96,393)	-32.1%

Endesa-Chile (net of consolidating eliminations)	125,055	251,582	101.2%

Total operating income	552,750	754,545	36.5%

Total operating income increased 36.5% to Ch$ 754.5 billion in 2001 from Ch$ 552.8 billion in 2000.  This increase was primarily driven by Endesa-Chile, which contributed a Ch$ 126.5 billion increase, and our Brazilian

Back to Contents

distribution subsidiaries, whose operating income increased by Ch$ 72.8 billion in 2001 in comparison to 2000.  To a lesser degree, consolidated operating income also increased from our subsidiaries in Chile and Colombia, partially offset by reductions in operating income from our Argentine and Peruvian distribution companies.

For a discussion of Endesa-Chile’s operating income, see “— Endesa-Chile Results of Operations for Years Ended December 31, 2001 and 2000 — Operating income.”

Total non-operating income (expense)

	Year ended December 31,

	2000	2001	% Change

	(in millions of Ch$)
Interest income (1)	4,706	3,202	-32.0%
Equity in income of related companies (1)	(342)	(325)	-5.3%
Goodwill amortization (1)	(52,018)	(58,724)	12.9%
Interest expense (1)	(187,279)	(155,614)	-16.9%
Price-level adjustment (1)	(20,081)	(18,201)	-9.4%
Other non-operating income (expense), net (1)	111,948	43,417	-61.2%
Non-operating income (expense) Edesur (Argentina)	(3,336)	9,351	n/a
Non-operating income (expense) Distrilima/Edelnor (Peru)	(8,375)	(8,056)	-3.8%
Non-operating income (expense) Cerj (Brazil)	5,314	(43,824)	n/a
Non-operating income (expense) Investluz/Coelce (Brazil)	(21,571)	(37,564)	74.1%
Non-operating income (expense) Luz de Bogotá/Codensa and Enersis Energía (Colombia)	26,062	6,407	-75.4%

Total non-operating income (excluding Endesa-Chile)	(144,974)	(259,931)	79.3%
Non-operating income (expense) Endesa-Chile	(36,076)	(247,798)	586.9%
Less: intercompany transactions	11,637	2,642	-77.3%

Endesa-Chile (net of consolidating eliminations)	(24,439)	(245,156)	874.1%

Total non-operating income (expense)	(169,411)	(505,087)	198.1%

(1)	Includes Enersis’ consolidated non-operating income (expense) except for companies included in this table.

Total non-operating expense increased 194% to Ch$ 505.1 billion in 2001 from Ch$ 169.4 billion in 2000.  This increase is attributable primarily to the increase of Ch$ 220.7 billion in non-operating expenses of Endesa-Chile, and to a lesser degree, to the reduction of  Ch$ 68.5 billion in our “other non-operating income,” as explained below, and to Ch$ 49.1 billion in Cerj’s non-operating expenses.  Endesa-Chile’s lower results, in turn, are largely driven by the non-recurrence of Endesa-Chile’s sale of Transelec and transmission lines in 2000.  For a discussion of Endesa-Chile’s total non-operating income (expense), see “— Endesa-Chile Results of Operations for Years Ended December 31, 2001 and 2000 — Total non-operating income (expense).”  Excluding Endesa-Chile, our non-operating expenses increased by Ch$ 115.0 billion in 2001 in relation to 2000.

Our consolidated interest expense, net of interest income, excluding those subsidiaries that are listed as separate line-items, decreased 16.9%, to Ch$ 155.6 billion in 2001 from Ch$ 187.3 billion in 2000.  This reduction of Ch$ 31.7 billion of our interest expense is attributable to our lower financial debt levels as well as to a more favorable interest rate environment for the twelve months ended December 31, 2001 in relation to the same period in 2000.

Price-level adjustment expenses at the Enersis level decreased by Ch$ 1.9 billion, from Ch$ 20.1 billion in 2000 to Ch$ 18.2 billion in 2001.  The decrease in 2001 is primarily attributable to the fact that in 2001, a much larger percentage of our dollar-denominated debt was hedged.  Therefore, the devaluation of the peso in real terms in 2001 had only a marginal impact in comparison to the prior year.

Other non-operating expenses, net of other non-operating income, excluding concepts mentioned in separate line-items, decreased 61.2% to Ch$ 43.4 billion in 2001 from Ch$ 112.0 billion in 2000.  This difference is primarily explained by Ch$ 84.0 billion in lower proceeds from divestitures and sale of fixed assets, which in turn were primarily related to the extraordinary sales in 2000 of our two water utility companies.  These non-recurring

Back to Contents

gains and higher expenses in 2001 were partly offset by Ch$ 7.4 billion in gains, net of losses, in our forward contracts, and Ch$ 5.6 gains related to our Yankee Bond repurchase of US$ 100 million face value of Enersis’ 7.4% Notes due 2016.

Edesur had net non-operating income of Ch$ 9.4 billion in 2001 compared to a net non-operating loss of Ch$ 3.3 billion in 2000.  This is primarily attributable to the positive effect of the application of Technical Bulletin 64 which resulted in a gain of Ch$ 17.2 billion, partially offset by Ch$ 3.2 billion in higher interest expense, net of interest income.

Cerj had a net non-operating loss of Ch$ 43.8 billion in 2001 compared to net non-operating income of Ch$ 5.3 billion in 2000, principally as a result of provisions for contingencies of Ch$ 25.4 billion in 2001 and Ch$ 21.6 billion in expenses associated with pension plan funding deficits.

Net operating expenses for Coelce increased 74% to Ch$ 37.6 billion in 2001 from Ch$ 21.6 billion in 2000 primarily as a result of the negative effect of Ch$ 7.9 billion in 2001 as a result of the application of Technical Bulletin 64 and an increase in bank interest expense of Ch$ 7.8 billion in 2001.

Codensa booked Ch$ 13.6 billion less in non-operating income in 2001 compared to 2000 primarily because of higher provisions of Ch$ 7.4 billion, a smaller gain of Ch$ 2.1 billion in 2001 in relation to 2000 associated with the application of Technical Bulletin 64, smaller gains of Ch$ 1.6 billion associated with the disposition of assets, and a decrease in interest income of Ch$ 0.9 billion.

Net income

	Year ended December 31,

	2000	2001

	(in millions of Ch$)
Operating income	552,750	754,544
Non-operating income (expense)	(169,410)	(505,087)

Income before income taxes, minority interest and amortization of negative goodwill	383,340	249,457
Income taxes	(146,323)	(129,850)
Minority interest	(184,000)	(125,153)
Amortization of negative goodwill	42,647	47,700

Net income	95,664	42,154

Income before income taxes, minority interest and amortization of negative goodwill decreased 34.9% to Ch$ 249.5 billion in 2001 from Ch$ 383.3 billion in 2000.  Consolidated income taxes decreased by Ch$ 16.5 billion.  Minority interest expense related to that portion of consolidated subsidiaries that were not wholly-owned decreased by Ch$ 58.9 billion.  As a result of all of the aforementioned, net income decreased 55.9% to Ch$ 42.2 billion in 2001 from Ch$ 95.7 billion in 2000.  A substantial portion of the decrease in net income is attributable to the non-recurrence of electricity transmission and water utility divestments that took place in 2000.  From an operating income perspective, the ratio of operating income to consolidated revenues increased from 20.0% in 2000 to 24.7% in 2001.

Back to Contents

Endesa-Chile Results of Operations for Years Ended December 31, 2002 and 2001

Revenues from operations

Endesa-Chile derives a substantial portion of its consolidated revenues from the sale of electricity in Chile.  However, revenues from sales from countries other than Chile accounted for 52.6% and 59.6% of Endesa-Chile’s consolidated revenues in 2002 and 2001, respectively.  Revenues from sales of electricity in Argentina accounted for 10.5% of Endesa-Chile’s consolidated revenues in 2002 as compared to 21.8% in 2001.  Revenues from sales of electricity in Colombia accounted for 24.1% in 2002 as compared to 21.1% in 2001 and revenues from sales of electricity in Brazil accounted for 5.5% in 2002 as compared to 6.3% in 2001.  In addition, revenues from sales of electricity in Peru accounted for 12.5% in 2002 as compared to 10.4% in 2001.  In each of 2002 and 2001, other income accounted for less than 5% of total consolidated revenues.

The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2001 and 2002, and the percentage change from year to year.

	Year ended December 31,

	2001	2002	% Change

	(in millions of constant Ch$ as of December 31, 2002, except volume data)
Sales of electricity (Chile)	386,082	403,886	4.6
Sales of electricity (Argentina)	227,739	98,156	(56.9)
Sales of electricity (Colombia)	220,309	226,093	2.6
Sales of electricity (Brazil)	66,323	51,403	(22.5)
Sales of electricity (Peru)	108,212	116,863	8.0
Other	36,613	41,699	13.9

Total	1,045,279	938,099	(10.3)

Energy Sales (GWh) (Chile)	18,673	18,344	(1.8)
Energy Sales (GWh) (Argentina)	12,988	7,897	(39.2)
Energy Sales (GWh) (Colombia)	14,591	14,639	0.3
Energy Sales (GWh) (Brazil)	3,743	3,591	(4.1)
Energy Sales (GWh) (Peru)	4,239	4,158	(1.9)

Total revenues from operations decreased by 10.3% to Ch$ 938.1 billion in 2002 from Ch$ 1,045.3 billion in 2001, which is explained primarily by the effect of the current market conditions in Argentina and Brazil on the operations of our subsidiaries in these markets, only partially offset by the improvement in the sales recorded in Chile and Peru.

Revenues from sales of electricity in Chile increased by 4.6% to Ch$ 403.9 billion in 2002 from Ch$ 386.1 billion in 2001.  This increase is primarily due to a higher average sales price of 6.5% to Ch$ 22.0 per kWh in 2002 from Ch$ 20.7 per kWh in 2001.  This increase was partially offset by a decrease in sales volumes of approximately 1.8% due to lower sales in the spot market.  The average sales price of electricity sold by us in Chile increased to Ch$ 22.0 per kWh in 2002 from Ch$ 20.7 per kWh in 2001, primarily due to an increase in the price of regulated and non regulated contract prices.

Revenues from sales of electricity in Argentina decreased by 56.9% to Ch$ 98.2 billion in 2002, from Ch$ 227.7 billion in 2001.  The decrease is primarily due to a 39.2% decrease in energy sales and a 29.1% decrease in the average sales price.  The average sales price per kWh of electricity sold by our subsidiaries in Argentina decreased to Ch$ 12.4 per kWh in 2002 from Ch$ 17.4 per kWh of electricity in 2001, primarily due to lower spot market sales prices and the lower contract price for El Chocón in 2002 due to the devaluation of the local currency by more than 70%.  The volume of electricity sold in Argentina decreased to 7,897 GWh in 2002 from 12,988 GWh in 2001 primarily due to the decrease in the sales related to the interconnection line between Argentina and Brazil and a reduction of the electricity demand in the Argentine market.

Back to Contents

Revenues from sales of electricity in Brazil decreased by 22.5% to Ch$ 51.4 billion in 2002 from Ch$ 66.3 billion in 2001 primarily as a result of a 19.2% decrease in the average sales price during fiscal year 2002 to Ch$ 14.3 per kWh in 2002 from Ch$ 17.7 per kWh in 2001.  This decrease was mainly produced by a 20.3% drop in the average price of energy sales due to the devaluation of the Brazilian currency with respect to the US dollar.

Revenues from sales of electricity in Colombia increased by 2.6% to Ch$ 226.1 billion in 2002 from Ch$ 220.3 billion in 2001 due to an increase in sales volumes to 14,639 GWh in 2002 from 14,591 GWh in 2001.  The increase in sales volumes is mainly related to higher energy production due to favorable hydrological conditions.

Revenues from sales of electricity in Peru increased by 8.0% to Ch$ 116.9 billion in 2002 from Ch$ 108.2 billion in 2001 due to a 10.1% higher average sales price of Ch$ 28.1 per kWh in 2002 from Ch$ 25.5 per kWh in 2001.  The increase in the average sales price, which was due to the increase in regulated prices, helped to offset the 1.9% decline in sales volumes.

Other revenues increased by 13.9% in 2002, mainly due to higher revenues from Infraestructura 2000, and higher sales from the engineering subsidiary Ingendesa related to new service contracts.

Cost of operations

The table below sets forth the breakdown of costs of operations for 2001 and 2002 and the percentage change from year to year.
	Year ended December 31,

	2001	2002	%Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Cost of operations (Chile)	268,287	255,198	(4.9)
Cost of operations (Argentina)	180,094	84,106	(53.3)
Cost of operations (Colombia)	141,773	144,655	2.0
Cost of operations (Brazil)	37,402	32,576	(12.9)
Cost of operations (Peru)	35,052	39,051	11.4

Total	662,608	555,586	(16.2)

Cost of operations decreased to Ch$ 555.6 billion in 2002, 16% less compared to Ch$ 662.6 billion in 2001.  The main drivers of this cost reduction were savings in our operations in Argentina, Chile and Brazil, partially offset by higher operating expenses in Colombia, and Peru.

Cost of operations in Chile decreased by 4.9% to Ch$ 255.2 billion in 2002 from Ch$ 268.3 billion in 2001.  This decline is explained by the exceptional hydrology of the period, since we have been able to deliver energy pursuant to our contracts by principally using our hydroelectric plants.

Cost of operations in Argentina decreased by 53.3% to Ch$ 84.1 billion in 2002 from Ch$ 180.1 billion in 2001.  The lower energy demand and the operation of our plants resulted in lower purchased power needs from the Argentine spot market.  El Chocón reduced its purchased power by 63% and its power purchase cost by more than 80%.  In the case of Costanera, physical purchases fell by more than 75%, contributing to a decrease of purchased power cost of 87%.  In addition, the decrease in generation in our Argentine plants decreased other operational expenses.  With respect to Costanera, the devaluation and conversion of contracts to local currency reduced the fuel costs of the plant by Ch$ 38.7 billion, almost 70% compared to 2001.  As a hydroelectric plant, El Chocón does not have fuel costs, but nevertheless reduced its tolls and transportation costs by almost Ch$ 3.4 billion because of lower sales volumes.

Cost of operations in Brazil decreased by 12.9% to Ch$ 32.6 billion in 2002 from Ch$ 37.4 billion in 2001.  Cachoeira Dourada in Brazil benefited from the lower spot prices produced by the end of shortages and rationing in the beginning of 2002, reducing its power purchase costs by 57%, and thereby decreasing its operating expenses by 13% compared to last year.

Back to Contents

Cost of operations in Colombia increased by 2.0% to Ch$ 144.7 billion from Ch$ 141.8 billion.  This increase was mainly due to higher toll expenses.

Cost of operations in Peru increased by 11.4% to Ch$ 39.1 billion in 2002 from Ch$ 35.1 billion in 2001.  The increase in Edegel’s cost of operations was mostly the result of the amortization of maintenance cost associated to Central Chimay.

Administrative and selling expenses

Administrative and selling expenses increased by 4.6% to Ch$ 36.3 billion in 2002 from Ch$ 34.7 billion in 2001.  This increase is primarily explained by the effect of a provision made during 2002 related to severance liabilities in Colombia, partially compensated by the decrease in administrative and selling expenses in Argentina.

Operating Income

The operating income for 2002 amounted to Ch$ 346.2 billion, a decrease of 0.5% from operating income of Ch$ 348 billion in 2001.  This slight reduction in operating income is basically due to lower operating income in Argentina and Brazil, which was almost entirely offset by the improved results in Chile and Peru.

In Chile, operating income for 2002 amounted to Ch$ 171.1 million, an increase of 25.4%.  This increase was principally the result of higher hydroelectric generation associated with an improvement in reservoir levels.  Another contributing factor was the increase in average sales prices resulting from Endesa-Chile’s marketing policies that enabled it to obtain the better prices from unregulated clients and spot markets.  Furthermore, the reduction in thermoelectricity generation resulted in a decrease of Ch$ 24.2 billion in the cost of fuel and transport gas.  In addition, the greater volumes of water allowed for a reduction of Ch$ 10.9 billion in the cost of energy purchases.

In Argentina, operating income amounted to Ch$ 12.3 billion, a fall of Ch$ 30.8 billion with respect to 2001.  This decrease is due to the drop in the average sales prices of energy from El Chocón as a result of the devaluation of the Argentine Peso and of a 39.2% decrease in the sales volumes of energy in Argentina.  Furthermore, the low energy prices in Brazil as a result of the abundant water supply in the region meant that in 2002 only 2% of water demand needed to be purchased from the CIEN interconnection line.  Nevertheless, the operating income of Central Costanera rose by Ch$ 2.9 billion in relation to the previous year due to the sales of capacity to the interconnection with Brazil that have partially offset the fall in El Chocón’s sales of energy.

In Brazil, the operating income of Cachoeira Dourada decreased by 39.1% to Ch$ 17.0 billion in 2002 from 27.9 billion in 2001.  This decrease was mainly the result of a 20.3% drop in the average price of energy sales due to the devaluation of the Brazilian currency relative to the US dollar and greater energy purchases associated with the recovery of reservoirs after a prolonged drought in southeastern Brazil.

In Colombia, the operating income for 2002 increased by 1.1% to Ch$ 75.4 billion mainly as a result of an increase in sales volumes of energy due to an improvement in water supplies and rainfall and to higher sales prices of energy on the spot market.

Our subsidiary in Peru, Edegel, also contributed to the increased consolidated operating income.  Edegel’s operating income rose by 6.7% to Ch$ 70.5 billion mainly due to higher average sales prices on the spot market, which more than offset the reduction in energy sales volumes.

Back to Contents

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,

	2001	2002	%Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Non-operating income:
Interest earned	19,151	15,247	(20.4)
Equity in income of non-consolidated affiliates	(9,948)	8,570	(186.2)
Other non-operating income	55,817	102,484	83.6
Non-operating expenses:
Interest expense	(235,883)	(212,800)	(9.8)
Goodwill amortization	(8,269)	(108,562)	1,213.0
Other non-operating expenses	(58,501)	(121,920)	108.4
Monetary correction:
Price level restatement	4,338	3,996	(7.9)
Foreign Exchange translation	(14,505)	(441)	(97.0)

Non-operating results	(247,798)	(313,425)	26.5

Non-operating results amounted to losses of Ch$ 313.4 billion in 2002 in comparison to losses of Ch$ 247.8 billion in 2001.  This difference is basically explained by an increase of Ch$ 100.3 billion in goodwill amortization resulting from the impairment of the Company’s investments in Brazil and Argentina during 2002, partially offset by  a decrease of Ch$ 23.1 billion in net financial expenses, and a rise of Ch$ 18.5 billion in the equity in income from investments in related companies.

Interest earned.  Interest earned decreased by 20.4% to Ch$ 15.2 billion in 2002 from Ch$ 19.2 billion in 2001.  The decrease in 2002 from 2001 was primarily attributable to lower cash balances at our subsidiaries in Argentina.

Other non-operating income.  The increase of Ch$ 46.7 billion in the results of other non-operating income to Ch$ 55.8 billion in 2002 from Ch$ 102.5 billion in 2001 is explained principally by the positive effect of the devaluation on the liabilities in local currency of our subsidiaries in Colombia and Argentina.

Interest expense.  The Ch$ 23.1 billion fall in net financial expenses is explained principally by a reduction of US$ 240 million in debt.  This reduction was the result of operating cash flows that permitted the repayment of financial debt in 2002 and by lower interest rates explained by the drop in international interest rates from 2001.

Other non-operating expenses.  The Ch$ 63.4 billion increase in the results of other non-operating expenses is explained principally by a write-off during 2002 related to assets of our generating subsidiary in Brazil, Cachoeira Dourada.

Goodwill amortization.  The increase of Ch$ 100.3 billion in the charge for goodwill amortization is the result of an impairment of the Company’s investments, Cachoeira Dourada in Brazil, and El Chocón and Costanera in Argentina, during 2002.  For more information on this impairment please see note 13(b) to our audited consolidated financial statements and “—Critical Accounting Policies—Impairment of Investments in Related Companies, Long-lived assets, Identifiable Intangible Assets and Goodwill.”

Foreign exchange translation.  The loss of Ch$ 441 million for the year ended 2002, compared to a loss of Ch$ 14.5 billion for the year ended 2001 reflects the fact that for the year ended 2002, the Chilean peso depreciated by 9.7% against the US dollar as compared to a depreciation of 14.1% during the same period of the year before.

Back to Contents

On the other hand, these losses were offset to a large extent by forward contract operations that produced a profit of Ch$ 16.0 billion for the year ended 2002.

Equity income from non-consolidated affiliates.  The Ch$ 18.5 billion improvement in the net income from related companies is mainly due to the increase in the net profit of CIEN that for 2002, amounted to Ch$ 7.2 billion compared to a loss of Ch$ 5.8 billion for the year ended 2001.  The improved result of CIEN in 2002 is explained by significantly better operating results following the start-up of its second transmission line, with the first 500 MW coming on line in May 2002 and the other 500 MW in August 2002.

Price-level restatement.  In 2002, there was a Ch$ 4.0 billion price-level restatement gain, compared to a gain of Ch$ 4.3 million in 2001.  This slight decrease in the price-level restatement gain was due to the combined effect of lower inflation in Chile (a 2002 inflation rate of 3.0%, versus 3.1% for the same period in 2001); and a higher level of net monetary liabilities during 2002.

Income Taxes

The higher income tax during this period reflects the improved results of the operations in Chile and Peru.  The extraordinary item of Ch$ 10.9 billion corresponds to a one-time security tax imposed by the Colombian authorities on the equity of the companies in order to finance national security activities.  The total tax was recorded during the 2002 period.

Minority Interest

Minority interest expense resulted in charges of Ch$ 46.5 billion in 2002, compared to Ch$ 34.0 billion in 2001.  The 36.8% increase in 2002 compared to 2001 was mainly due to an improvement in the results of EMGESA in Colombia.

Negative Goodwill Amortization

Negative Goodwill was Ch$ 85.9 billion in 2002, compared to Ch$ 45.9 billion for 2001.  This increase resulted primarily from the impairment of the Company’s investments in Brazil and Argentina during 2002.  See note 13 to our audited consolidated financial statements and “—Critical Accounting Policies—Technical Bulletin No. 64.”

Net Income

The Company recorded a loss of Ch$ 9.3 billion in 2002, compared to a net income of Ch$ 72.2 billion in 2001.  This was primarily due to a net impairment of goodwill and negative goodwill of Ch$ 56.1 billion (net of minority interest) of investments in Argentina and Brazil.  The amount of the goodwill impairment is Ch$ 26.9 billion in Argentina and Ch$ 72.1 billion in Brazil.  This adjustment was partially offset by:

•	a 25.4% increase in operating results in Chile due mainly to better hydrological conditions;

•
a Ch$ 18.5 billion improvement in the net results on investments in related companies due fundamentally to the improved results of CIEN, which exports energy from Argentina to Brazil and in which Endesa-Chile has a participation of 45%; and

•	a reduction of Ch$ 23.1 billion, or a decrease of 8.8% in net financial expenses.

Back to Contents

Endesa-Chile Results of Operations for Years Ended December 31, 2001 and 2000

Revenues from operations

Endesa-Chile derives a substantial portion of its consolidated revenues from the sale of electricity in Chile.  However, revenues from sales from countries other than Chile accounted for 59.6% and 63.6% of Endesa-Chile’s consolidated revenues in 2001 and 2000, respectively.  Revenues from sales of electricity in Argentina accounted for 21.8% of Endesa-Chile’s consolidated revenues in 2001 as compared to 30.1% in 2000.  Revenues from sales of electricity in Colombia accounted for 21.1% in 2001 as compared to 18.5% in 2000 and revenues from sales of electricity in Brazil accounted for 6.3% in 2001 as compared to 6.1% in 2000.  In addition, revenues from sales of electricity in Peru accounted for 10.4% in 2001 as compared to 8.9% in 2000.  In each of 2001 and 2000, other income accounted for less than 5% of total consolidated revenues.

The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2000 and 2001, and the percentage change from year to year.

	Year ended December 31,

	2000	2001	%Change

	(in millions of constant Ch$ as of December 31, 2002, except volume data)
Sales of electricity (Chile)	307,921	386,082	25.4
Sales of electricity (Argentina)	282,461	227,739	(19.4)
Sales of electricity (Colombia)	173,231	220,310	27.2
Sales of electricity (Brazil)	57,435	66,323	15.5
Sales of electricity (Peru)	83,560	108,212	29.5
Other	33,043	36,613	10.8

Total	$937,650	$1,045,279	11.5

Energy Sales (GWh) (Chile)	20,086	18,673	(7.0)
Energy Sales (GWh) (Argentina)	15,549	12,988	(16.5)
Energy Sales (GWh) (Colombia)	13,356	14,591	9.2
Energy Sales (GWh) (Brazil)	3,887	3,743	(3.7)
Energy Sales (GWh) (Peru)	3,604	4,239	17.6

Total revenues from operations increased 11.5% to Ch$ 1,045.3 billion in 2001 from Ch$ 937.7 billion in 2000 which is explained primarily by higher revenues in Chile and Colombia due to better hydrological conditions and higher prices, and higher sales volumes in Peru due to the new Edegel plants, which were partially offset by a decrease in revenues in Argentina due to lower contract sales of Costanera.

Revenues from sales of electricity in Chile increased 25.4% to Ch$ 386.1 billion in 2001 from Ch$ 307.9 billion in 2000.  This increase is primarily due to a higher average sale price of 34.9% compared to the year 2000, partially compensated by a decrease in sales volumes of approximately 7% due to lower energy transactions in the spot market.  The average sales price of electricity sold by us in Chile increased to Ch$ 20.7 per kWh in 2001 from Ch$15.3 per kWh in 2000, primarily due to an increase in both node and spot prices.

Revenues from sales of electricity in Argentina decreased 19.4% to Ch$ 227.7 billion in 2001 from Ch$ 282.5 billion in 2000.  The decrease is primarily due to a 16.5% decrease in energy sales and a 3.5% decrease in average sales.  The average sales price per kWh of electricity sold by our subsidiaries in Argentina decreased to Ch$ 17.5 in 2001 from Ch$ 18.2 per kWh of electricity in 2000, primarily due to lower spot market sales prices for Central Buenos Aires and Costanera in 2001.  The volume of electricity sold in Argentina decreased to 12,988 GWh in 2001 from 15,549 GWh in 2000 primarily due to the termination of contracts with Edenor and Edesur at the end of May 2000.  The termination of the contracts in Argentina has been partially compensated by sales to Brazil, which represented 39.8% of 2001 total sales volumes and the increase in 74.7% in El Chocón’s sales volumes compared to 2000, due to better hydrological conditions in the Comahue zone.

Revenues from sales of electricity in Brazil increased to Ch$ 66.3 billion in 2001 from Ch$ 57.4 billion in 2000 mainly explained by a 20% increase in the average price during fiscal year 2001 to Ch$ 17.7 per kWh in 2001 from

Back to Contents

Ch$ 14.8 per kWh in 2000 explained by the 17.2% increase of tariffs in real terms in September 2000 and an additional 10.6% in September 2001.

Revenues from sales of electricity in Colombia increased 27.2% to Ch$ 220.3 billion in 2001 from Ch$ 173.2 billion in 2000 due to both a 16.4% increase in average sales price to Ch$ 15.1 per kWh in 2001 from Ch$ 13.0 per kWh in 2000 as well as a 9.2% increase in sales volumes to 14,591 GWh in 2001 from 13,356 GWh in 2000.  The increase in average prices is explained by an increase in the contractual sales and an increase in spot market prices due to restrictions in the Colombian transmission systems during the first half of 2001 which benefited our company.  The increase in sales volumes is mainly related to higher energy demand from Emgesa’s clients.

Revenues from sales of electricity in Peru increased 29.5% to Ch$ 108.2 billion in 2001 from Ch$ 83.6 billion in 2000 due to a 17.6% increase in energy sales volumes to 4,239 GWh in 2001, from 3,604 GWh in 2000 and a higher average price of 10.1% to Ch$ 25.5 per kWh in 2001 from Ch$ 23.2 per kWh in 2000.

Other revenues increased by 10.8%, mainly due to higher income from Infraestructura 2000 primarily related to the new highway, Autopista Los Libertadores.

Cost of operations

The table below sets forth the breakdown of costs of operations for 2000 and 2001 and the percentage change from year to year.

	Year ended December 31,

	2000	2001	%Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Cost of operations (Chile)	255,556	268,287	5.0
Cost of operations (Argentina)	229,099	180,093	(21.4)
Cost of operations (Colombia)	103,127	141,773	37.5
Cost of operations (Brazil)	24,435	37,402	53.1
Cost of operations (Peru)	25,079	35,052	39.8

Total	$637,296	$662,608	4.0

Cost of operations increased 4.0% to Ch$ 662.6 billion in 2001 from Ch$ 637.3 billion in 2000 primarily due to an increase in the cost of operations in Brazil, Peru and Colombia, but partially offset by the decrease in the cost of operations in Argentina.

Cost of operations in Chile increased 5.0% to Ch$ 268.3 billion in 2001 from Ch$ 255.6 billion in 2000 principally due to the increases in transmission tolls mainly explained by the fact that Endesa’s transmission lines were sold to Transelec in 2000.  This was partially offset by the decrease in energy purchases costs by Ch$ 11.7 billion due to lower physical energy purchases, which dropped to 3,420 GWh in 2001 from 4,993 GWh in 2000 and a decrease in fuel cost of Ch$ 7.4 billion explained by a reduced reliance on thermal energy, which was compensated for by an increase in hydroelectric production of 13.2% or 1,483 GWh.

Cost of operations in Argentina decreased 21.4% to Ch$ 180.1 billion in 2001 from Ch$ 229.1 in 2000 primarily due to a decrease of 2,378 GWh hour in energy purchases and a 26.5% decrease in fuel costs for Costanera explained by a decrease in thermoelectric production of 27.6% to 4,579 GWh in 2001 from 6,321 GWh in 2000.  This favorable trend was partially compensated by higher transmission costs related to higher energy production in El Chocón, which increased by 93.2% to 4,496 GWh in 2001 from 2,327 GWh in 2000.

Cost of operations in Brazil increased 53.1% to Ch$ 37.4 billion in 2001 from Ch$ 24.4 billion in 2000 due primarily to higher energy purchases.  The higher costs of energy purchases during 2001 can be mostly explained by reduced production, a decrease of 33.8% to 2,256 GWh in 2001 from 3,406 GWh in 2000, and also because of higher spot prices in energy purchases.  The higher spot prices were a result of the drought in the Brazilian market that lead to a rationing in the southeast electric system since June 2001, and obliged companies to buy energy in the spot market at high prices in order to meet their commitments.

Back to Contents

Cost of operations in Colombia increased 37.5% to Ch$ 141.8 billion from Ch$ 103.1 billion due to higher energy purchases in the spot market related to the increase in sales during the period.  Energy purchases increased by 20% to 4,485 GWh in 2001 from 3,737 GWh in 2000.

Cost of operations in Peru increased 39.8% to Ch$ 35.1 billion in 2001 from Ch$ 25.1 billion in 2000 mainly due to higher depreciation charges and transmission costs related to the new hydroelectric plants at Edegel, which started operations at the end of 2000.

Administrative and selling expenses

Administrative and selling expenses increased 3.8% to Ch$ 34.7 billion in 2001 from Ch$ 33.4 billion in 2000.  This increase is primarily explained by the effect of the exchange rate on the amount booked in Chilean pesos in our investments abroad, partially compensated by the decrease in administrative and selling expenses in Argentina and Colombia.

Operating Income

Operating income increased 30.4% to Ch$ 348.0 billion in 2001 from Ch$ 266.9 billion in 2000.  The increase in operating income can largely be explained by better performance of our operations in Chile, Colombia and Peru, partially offset by the decrease in operating  results recorded in Argentina and Brazil.

In Chile, operating income increased by 102.3% compared to the same period last year, amounting to a total of Ch$ 136.5 billion, explained primarily by a 34.9% increase in the average price of energy sales, which can be attributed to higher regulated prices and spot market prices and a 13.2% increase in hydraulic generation associated with greater volumes of water in regions where the largest reservoirs are located.

In Argentina, a drop in average energy prices and in energy sales volumes at the Costanera thermoelectric power plants, brought on by the end of contracts with distributors and lower spot prices, resulted in a 11.1% decrease in Argentina’s operating income, totaling Ch$ 43.0 billion.  Nonetheless, due to an increase in water volume and reservoir levels, generation at the El Chocón hydroelectric power plant rose by 93.2%, thereby increasing its operating income by 173.4%.

In Brazil, Cachoeira Dourada’s operating income dropped by 10.6%, to Ch$ 27.9 billion, which can basically be explained by decreased generation and more energy purchased due to the critical level of the reservoirs in the system.  Due to the critical level of the reservoirs and poor rainfall conditions in Brazil since June 1, 2001, the government applied electricity rationing in the southeastern system in Brazil, where Cachoeira Dourada is located.  However, due to an agreement reached by the authorities and the agents of the Brazilian Electric System in December 2001, the negative effect on Cachoeira Dourada results was a loss of only US$ 5.4 million.

In Colombia, operating income rose 14.0%, to Ch$ 74.5 billion, primarily due to a 16.4% increase in average sales prices and a 9.2% increase in energy sales volumes.  This price increased primarily due to restrictions placed on the transmission of electric power in the Colombian system during the first few months of 2001.

Our subsidiary in Peru, Edegel, also contributed to the increased consolidated operating income.  Edegel’s operating income grew by 21.2% to Ch$ 66.0 billion, primarily because of a 17.6% increase in energy sales volumes, which was attributable to higher reservoir levels and to 191 MW of new hydraulic capacity that started operations during the second half 2000.

Back to Contents

Non-operating Results

The following table sets forth certain information regarding our non-operating results for each of the periods indicated.

	Year ended December 31,

	2000	2001	%Change

	(in millions of constant Ch$ as of December 31, 2002, except percentages)
Non-operating income:
Interest earned	33,850	19,151	(43.4)
Equity in income of non-consolidated affiliates	678	(9,948)	(1,567.1)
Other non-operating income	272,788	55,817	(79.5)
Non-operating expenses:
Interest expense	(271,334)	(235,883)	(13.1)
Goodwill amortization	(7,245)	(8,269)	14.1
Other non-operating expenses	(61,082)	(58,501)	(4.2)
Monetary correction:
Price level restatement	916	4,338	373.6
Foreign Exchange translation	(4,646)	(14,505)	212.2

Non-operating results	(36,076)	(247,798)	586.9

Non-operating results amounted to losses of Ch$ 247.8 billion in 2001 in comparison to losses of Ch$ 36.1 billion in 2000.  This was mainly related to:

•	non-recurring profits from the sale of Transelec and other transmission assets booked in 2000, of Ch$ 183.6 billion;

•	Ch$ 10.6 billion decrease in equity income from related companies;

•	a higher loss of Ch$ 9.9 billion in foreign exchange translation; and

•	higher other non-operating expenses due to the impact of the Argentine devaluation on the results of the Company’s Argentine subsidiaries.

The effects above were partially offset by:

•	a decrease in interest expenses of Ch$ 35.5 billion; and

•	an increase in other non-operating income by Ch$ 18.6 billion, due to profits attributable to the Yankee bond buyback in the last quarter of 2001.

Interest earned.  Interest earned decreased 43.4% to Ch$ 19.2 billion in 2001 from Ch$ 33.9 billion in 2000.  The decrease in 2001 from 2000 was primarily attributable to lower cash balances at Central Costanera partially compensated by higher interest income from Colombian operations.

Other non-operating income.  Other non-operating income decreased to Ch$ 55.8 billion in 2001 from Ch$ 272.8 billion in 2000.  The difference between other non-operating income in 2000 and 2001 is mostly due to Ch$ 142.2 billion in non-operating income related to the sale of Transelec and Ch$ 13.0 million in exceptional income related to El Chocón’s operations in the spot market in previous years.  All this income was booked in 2000, partially offset by higher profits of Ch$ 18.6 billion due to a Yankee bond buyback in 2001.  The Yankee bond buyback was carried out through a tender offer, which closed on November 21, 2001, pursuant to which we repurchased bonds for a total US$ 183,983,000 in the United States.  The bonds subject to the buyback were a

Back to Contents

US$ 23,719,000 bond due in 2027 and a US$ 160,264,000 bond due in 2097.  The percentage repurchased was 36.4% and 80.1% respectively.

Equity income from non-consolidated affiliates.  In 2001, our equity income from non-consolidated affiliates decreased to a loss of Ch$ 9.9 billion from a gain of Ch$ 678 million in 2000, principally due to the effect of the monetary correction on the results of CIEN and GasAtacama results during 2001.

Interest expense.  Interest expense decreased by 13.1% to Ch$ 235.9 billion in 2001 from Ch$ 271.3 billion in 2000.  The decrease in interest expense was largely due to the decrease in financial debt of approximately US$308 million, and a decrease in the market interest rate, both of which were partially offset by an increase in the exchange rate.

Goodwill amortization.  Goodwill was Ch$ 8.3 billion in 2001, as compared to Ch$ 7.2 billion for 2000.  This 15.3% increase resulted primarily from the depreciation of the Chilean peso in relation to the dollar in real terms.

Other non-operating expenses.  Other non-operating expenses decreased 4.2% to Ch$ 58.5 billion in 2001 from Ch$ 61.1 billion in 2000.  The decrease in other non-operating expenses was primarily due to expenses booked during 2000 related to operating expenses from previous years and other non-recurring charges.

Price-level restatement.  The price-level restatement was Ch$ 4.3 billion in 2001 as compared to Ch$ 916 million in 2000.

Foreign exchange translation.  Foreign exchange translation resulted in a loss of Ch$ 14.5 billion, compared to a loss of Ch$ 4.6 billion in 2000.  The exchange rate difference reflected the 14.1% increase in the exchange rate during 2001, as compared to an 8.2% exchange rate increase in 2000.

Income Taxes

Income taxes decreased by Ch$ 48.6 billion, to Ch$ 39.9 billion in 2001 from Ch$ 88.5 billion in 2000.  This 54.9% decrease was the result of non-recurring income taxes during 2000 arising from our sale of Transelec.

Minority Interest

Minority interest expense resulted in charges of Ch$ 34.0 billion in 2001, compared to Ch$ 68.6 billion in 2000.  The decrease in minority interest expense in 2001 compared to 2000 was mainly due to the decrease in results of our Argentine subsidiary, Costanera.

Negative Goodwill Amortization

Negative goodwill amortization was Ch$ 45.9 billion in 2001, as compared to Ch$ 41.1 billion for 2000.  This increase resulted primarily from the depreciation of the Chilean peso in relation to the dollar in real terms.

Net Income

Net income decreased to Ch$ 72.2 billion in 2001 from Ch$ 114.9 billion in 2000.  This was primarily due to the following factors:

•	the decrease in other non-operating income of Ch$ 217.0 billion, mainly due to profits from the sale of Transelec recorded during fiscal year 2000;

•	a Ch$ 19.2 billion loss produced by the devaluation of the Argentine Peso on the Company’s consolidated results; and

•	the impact of foreign exchange translation of Ch$ 9.9 billion in losses.

The effects above were partially offset by:

•	the 30.4% increase (or Ch$ 81.0 billion), in the Company’s operating performance;

Back to Contents

•	a decrease in interest expense of Ch$ 35.5 billion or 13.1%, explained by a lower debt level of approximately US$ 308 million in dollar terms, and lower international interest rates; and

•	a Ch$ 48.6 billion decrease in income taxes and a Ch$ 34.6 billion reduction in minority interest expense.

B.	Liquidity and Capital Resources.

We are a holding company with no significant assets other than the stock of our subsidiaries.  To pay our obligations, we rely on income from dividends, distributions and other cash flows from our subsidiaries.

We coordinate the overall financing strategy of our majority-owned subsidiaries.  Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings.  We coordinate acquisition financing in respect of distribution operations with Chilectra.  We coordinate all generation and transmission acquisition financing with Endesa-Chile.  For information regarding our commitments for capital expenditures, see “Item 4.  Information on the Company—B. Business overview—Business Strategy—Capital Investment Program.”

Our primary sources of liquidity are dividends received from our subsidiaries and related companies, domestic and international borrowings from commercial banks and debt and equity offerings in the domestic and international capital markets.

We have accessed the international equity capital markets, including three SEC-registered ADS issuances in October 1993, February 1996 and September 2000 for Enersis and once in 1994 for Endesa-Chile.  We have also frequently issued SEC-registered United States corporate bonds, or Yankee Bonds, for both Enersis and Endesa-Chile, as well as for Pehuenche, a subsidiary of Endesa-Chile.  Enersis issued US$ 800 million in Yankee Bonds in November 1996.  In June 2000, both Enersis and Endesa-Chile established Euro medium term note programs, or EMTN Programs, for an aggregate amount of € 1 billion each.  Under Endesa-Chile’s EMTN Program, we issued € 400 million in 3-year floating rate notes in July 2000.

Both Enersis and Endesa-Chile, as well as our subsidiaries in the five countries in which we operate, also have access to the local capital markets, where we have issued, or may issue, debt instruments including commercial paper, medium- and long-term bonds that are primarily sold to pension funds, life insurance companies, and other institutional investors.  In 2001, Endesa-Chile issued UF 7.5 million (approximately US$ 170 million at the time of issuance but US$ 175 million with the year-end exchange rate) in Chilean 5-year and 21-year bonds, and Enersis issued UF 6.5 million (approximately US$ 153 million at the time of issuance but US$ 151 million with the year-end exchange rate) in similar 8-year and 21-year local bonds.  Our companies are also frequent borrowers in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans.  In 1999, we issued US$ 3.5 billion in 2-year bilateral loans with a group of relationship banks.  The loans were extended for two years, and were scheduled to mature in 2003.  We have also issued several syndicated loans over the years, including two 3-year bullet US$ 500 million syndicated facilities, one for Enersis and one for Endesa-Chile, in July 2001 and a US$ 400 million 3-year bullet syndicated facility in late March 2001.

As of December 31, 2002, US$ 1,374 million, the remaining portion of Endesa-Spain’s loan to Enersis to finance our acquisition of an additional stake in Endesa-Chile in 1999, was on our balance sheet under long-term accounts payable with related parties.

On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved a capital increase for the equivalent of up to US$ 2 billion.  The capital increase which commenced on May 31, 2003, has allowed for the capitalization of all of Endesa-Spain’s loan to Enersis (with a face value of approximately US$ 1,374 million), and will allow for the capitalization of Enersis’ local bonds (with a face value of approximately US$ 151 million), as well as the subscription of shares for cash.  At the time of this annual report, Enersis has received a substantial amount of cash in the context of the first pre-emptive rights period, which ends on June 30, 2003.

On May 15, 2003, Enersis and Endesa-Chile closed credit agreements for approximately US$ 1,588 million and US$ 743 million, respectively.  These facilities (collectively, the “Facilities”) refinanced most of the existing bank indebtedness of both borrowers.  As part of this refinancing, Enersis combined most of its outstanding syndicated

Back to Contents

and bilateral credit agreements, which would have otherwise matured in 2003 and 2004, into the Facilities, which now mature in May 2008.  The Facilities have a 30-month grace period prior to the commencement of debt repayment, during which period Enersis and Endesa-Chile will only make interest payments, subject to certain mandatory prepayments in the event of certain asset sales, or debt or equity issuances.  As of November 2005, Enersis and Endesa-Chile will be required to repay principal and also continue to make interest payments.  The Enersis Facility accrues interest at 350 basis points over Libor, while the Endesa-Chile Facility accrues interest at 300 basis points over Libor.  The Enersis facility is secured by all of Enersis’ equity stake in Chilectra as well as the intercompany loans owing from Chilectra to Enersis.  The Endesa-Chile Facility, in turn, is guaranteed by four of Endesa-Chile’s subsidiaries: Empresa Eléctrica Pehuenche S.A., Empresa Eléctrica Pangue S.A., Compañía Eléctrica Tarapacá S.A., and Endesa-Chile Internacional.  The Facilities eliminated two aspects of the prior bank indebtedness; namely, they do not require a mandatory prepayment in the event that the borrower fails to achieve “investment grade” ratings from Standard & Poor’s, and they also modified the pricing of the interest margin to a fixed level, as mentioned above, instead of one that was determined by the credit risk assigned by Standard & Poor’s, which is subject to change.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ financial indebtedness is subject to cross-default provisions.  Defaults in relation to any single indebtedness of Endesa-Chile or some of its more relevant subsidiaries, with an outstanding amount equal to or in excess of US$ 30 million could give rise to a cross-default under the Endesa-Chile Facility and under the Enersis Facility.  Likewise, defaults in relation to any single indebtedness of Enersis or some of its more relevant subsidiaries, including Endesa-Chile, with an outstanding amount equal to or in excess of US$ 30 million after the applicable grace periods (if any) have expired could give rise to a cross-default under the Enersis Facility.  In addition, if Enersis or any of its subsidiaries defaults in the payment on any indebtedness having a principal amount exceeding US$ 30 million, an Event of Default would be triggered under the Enersis Yankee Bonds.  Finally, any Event of Default arising out of Endesa-Chile’s or Enersis’ Yankee Bonds would trigger a cross-default under most of the existing bank credit agreements.

The Facilities require Enersis and Endesa-Chile to comply with specified financial covenants related to maximum ratios of indebtedness to cash flow, indebtedness to EBITDA and indebtedness to stockholders equity, and a minimum ratio of cash flow to interest expense.  The Facilities require us to apply 75% of our excess cash (as defined in the Facilities, including allowance for dividends), and most of the proceeds derived from asset sales, equity issuances or debt issuances to prepay the Facilities.  In addition, the Facilities contain covenants that (1) prohibit our subsidiaries whose principal place of business is in Chile from incurring indebtedness, subject to certain exceptions and (2) prohibit Enersis and Endesa-Chile and certain of our subsidiaries (subject, in each case, to a variety of exceptions) from, among other things: prepaying indebtedness, creating or permitting the existence of liens on properties and assets, making investments, loans (including intercompany loans) or advances, issuing guarantees or providing other credit support, selling or transferring essential operating assets, consummating mergers, consolidations, liquidations or dissolutions, making capital expenditures in excess of certain agreed thresholds, which range from US$ 238 million to US$ 307 million per year on a consolidated basis, repurchasing or redeeming capital stock or making other payments in respect of capital stock, entering into agreements (other than the Facilities) which restrict the ability of our subsidiaries to apply the proceeds from equity or debt issuances and asset sales by way of dividend or repayment of intercompany indebtedness, entering into transactions with affiliates, entering into sale and leaseback transactions and making material changes in the nature of the principal business of Enersis, Endesa-Chile and our more relevant subsidiaries.

A substantial portion of Enersis’ and Endesa-Chile’s financial indebtedness was subject to mandatory prepayment triggers (in the event of a loss of “investment grade” status from Standard & Poor’s) and a pricing grid based on each of the respective borrower’s senior unsecured long-term foreign currency Standard & Poor’s debt ratings.  On December 11, 2002, Standard & Poor’s lowered such ratings for both Enersis and Endesa-Chile from “BBB+” to “BBB” as a result of the currency devaluations affecting our Argentine and Brazilian subsidiaries and the reduction in Chilean node prices.  On February 24, 2003, Enersis and Endesa-Chile were downgraded again from “BBB” to “BBB- with a negative outlook”, based primarily on Standard & Poor’s heightened concerns about our ability to refinance ourselves in the midst of difficult market conditions and the deterioration of our investments in Argentina and Brazil.  This downgrade resulted in a 62.5 basis point increase on our interest rate margin.  However, all such indebtedness was refinanced with the new bank facilities described above on May 15, 2003.  Under the new bank Facilities, any adjustments to our credit rating will have no impact on the terms, including the interest payable, of the Facilities.  On May 16, and as a direct consequence of our new bank refinancing, Standard &

Back to Contents

Poor’s lifted its negative outlook and left both Enersis and Endesa-Chile corporate foreign currency ratings debt rating at “BBB-” with a stable outlook.

Finally, we believe that most of our companies have access to existing lines of credit sufficient to meet all of our present working capital needs in quantities sufficient to meet all of our funding requirements.

The table below sets forth the Company’s debt maturity schedule as of December 31, 2002.

Payments of Debt due by Period (in US$ million)
ENERSIS S.A. on a consolidated basis as of December 31, 2002

As of December 31, 2002:	Jan 2003 - Dec 2003	Jan 2004 - Dec 2004	Jan 2005 - Dec 2005	Jan 2006 - Dec 2006	After Dec 2006	TOTAL

Contractual Obligations
Bank Debt	1,247	1,811	83	45	88	3,273
Yankee bonds	329	5	55	450	1,541	2,380
Chilean bonds	25	42	37	296	433	833
EMTN bonds	381	—	—	—	—	381
Elesur debt*	—	1,374	—	—	—	1,374
Other debt	212	80	76	71	295	739

Total	2,194	3,312	251	861	2,357	8,980

Note:   Totals do not necessarily sum due to rounding.

*
Elesur debt was our inter-company loan with a Chilean subsidiary of our holding company, ENDESA, S.A. (Endesa-Spain).  This was the portion of the original loan that had not yet been paid off as of December 31, 2002.  The proceeds of the original loan were used, in their entirety, for our purchase of a 34.7% stake in Endesa-Chile.  In June 2003, this debt was capitalized in the context of Enersis’ capital increase.

The table below sets forth the Company’s debt maturity schedule as of May 31, 2003.

Payments of Debt due by Period (in US$ million)
ENERSIS S.A. on a consolidated basis as of May 31, 2003

As of May 31, 2003 (1):	Jan 2003 - Dec 2003	Jan 2004 - Dec 2004	Jan 2005 - Dec 2005	Jan 2006 - Dec 2006	After Dec 2006	TOTAL

Contractual Obligations
Bank Debt	428	351	480	834	1,263	3,355
Yankee bonds	536	5	55	450	1,541	2,587
Chilean bonds	26	46	41	319	512	943
EMTN bonds	—	—	—	—	—	—
Elesur debt*	—	1,398	—	—	—	1,398
Other debt	218	92	96	86	318	810

Total	1,207	1,892	672	1,689	3,633	9,093

(1)
The pro forma table above has been prepared for illustrative purposes only in order to reflect our contractual obligations on a consolidated basis, giving effect to our refinancings through May 31, 2003.

*
Elesur debt was our inter-company loan with a Chilean subsidiary of our holding company, ENDESA, S.A. (Endesa-Spain).  This was the portion of the original loan that had not yet been paid off as of May 31, 2003.  The proceeds of the original loan were used, in their entirety, for our purchase of a 34.7% stake in Endesa-Chile.  In June 2003, this debt was capitalized in the context of Enersis’ capital increase.

Back to Contents

Our subsidiaries and related companies also generate cash flow from operations.  The discussion below of cash flow is based on our consolidated statements of cash flows prepared in accordance with Chilean GAAP that include cash flows from Endesa-Chile.

Our operating activities used net cash of Ch$ 538.7 billion in 2000, Ch$ 560.5 billion in 2001 and Ch$ 627.8 billion in 2002.  The increase from 2000 to 2001 is primarily attributed to the collection of sales receipts of Ch$ 229.4 billion and lower operating expenses paid of Ch$ 24.2 billion, which was partially offset by increases in interest costs paid of Ch$ 84.9 billion and higher value added taxes paid in the amount of Ch$ 116.0 billion.  The increase from 2001 to 2002 is attributed to lower value added taxes paid of Ch$ 115.7 billion and lower interest cost paid of Ch$ 47.3 billion which was offset by lower collection of sales receipts of Ch$ 64.0 billion.

In 2000, we had a net cash outflow of Ch$ 814.3 billion compared to a 2001 inflow of Ch$ 41.0 billion and a 2002 outflow of Ch$ 285.0 billion.  The net cash outflow in 2000 is principally due to payments of outstanding debt of Ch$ 2.2 billion with the proceeds received from the issuance of shares for Ch$ 314.4 billion and debt financing of Ch$ 1.6 billion.  The net inflow in 2001 is principally due to payments of outstanding debt and bonds of Ch$ 2.3 billion, offset by proceeds from debt and bond issuances of Ch$ 2.3 billion.  The net cash outflow in 2002 is attributable to payments of debt of Ch$ 1,094.5 billion and dividends paid of Ch$ 100.4 billion, which was partially offset by the issuance of Ch$ 978.9 billion of debt and bond issuances of Ch$ 131.5 billion.

We had a net cash inflow of Ch$ 176.6 billion in 2000, compared to a net cash outflow of Ch$ 503.6 billion in 2001 and net cash outflow of Ch$ 336.9 billion in 2002.  Capital expenditures for property, plant and equipment were Ch$ 343.0 billion; Ch$ 341.5 billion and Ch$ 317.9 billion for the years ended 2000, 2001 and 2002, respectively, in accordance with our capital investment strategy.  Investment activities in 2000 resulted in positive cash flows due to the sale of our subsidiaries Transelec, Aguas Cordillera and Aguas Puerto in the aggregate amount of Ch$ 659.1 billion.  This was partially offset by our equity participation increase in existing subsidiaries for Ch$ 323.1 billion, the most important of which were Chilectra and Cerj for Ch$ 222.3 billion and Ch$ 80.3 billion, respectively.  Contributing to negative cash flows from investing activities in 2001 is Ch$ 187.9 billion in other investment disbursements which principally consists of the repurchase of Yankee bonds during November at prices of US$ 98.4 million and US$ 160.9 million for Enersis and Endesa-Chile, respectively.  Our most important cash outflows in 2002 were disbursements in Ralco of Ch$ 317.9 billion and the investment in Central Fortaleza (Brazil) for Ch$ 15.5 billion, offset by a sale of fixed assets for Ch$ 22.6 billion.

C.	Research and development, patents and licenses, etc.

None.

D.	Trend information.

In general, there are no trends that apply to all of  the generation and distribution companies in the five countries in which we operate.  There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction of trading companies that will market energy to final clients.  Our generation companies that have been affected by adverse weather conditions have taken appropriate strategic and commercial policies in order to partially mitigate that risk, through greater reliance on gas-fired power plants.  There is also a general tendency toward the interconnection of electricity systems, including systems that cross international borders, such as our CIEN project, between Argentina and Brazil.

From a strategic and operating perspective, Enersis established the Genesis Project in October 1999, in a plan that has been extended through December 2005, with intentions of significantly reducing costs, and maximizing operating and financial efficiencies.  In October 2002, Enersis’ board of directors approved a Financial Strengthening Plan with the purpose of refinancing US$ 2.33 billion of Enersis and Endesa-Chile syndicated and bilateral bank debt maturing in 2003 and 2004, improving the capital structure with a US$ 2 billion capital increase, asset sales of approximately US$ 600 million for liquidity reasons and, a cash flow improvement.  We refinanced this US$ 2.33 billion of indebtedness with the Enersis Facility and the Endesa-Chile Facility.  The higher cost of financing that results from the higher interest rate of the Facilities will require us to devote more capital to servicing our debt, and may divert us from investing in our operations and restrict our ability to provide credit support to our subsidiaries and affiliates from whom we receive dividends and distribution payments.  See “Item 4.  Information on

Back to Contents

the Company—B. Business overview—Business Strategy—Financial Strengthening Plan” and “—Liquidity and Capital Resources.”

E.	[Reserved]

F.	[Reserved]

G.	[Reserved]

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

We are managed by our board of directors, which consists of seven members who are elected for a term of three years at the General Stockholders’ meeting.  If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of stockholders, at which time the entire board of directors will be elected.  On July 26, 2002, Mr. Alfredo Llorente and Mr. Luis Rivera resigned from the board of directors.  The board elected Mr. Pablo Yrarrázaval as the new chairman to replace Mr. Llorente, and Mr. José Luis Palomo to replace Mr. Rivera.  At the annual Stockholders’ meeting on March 31, 2002, our stockholders approved these appointments and also ratified the election of Mr. Alfonso Arias, who replaced Mr. José María Fesser as a director.  Our officers are appointed by the board of directors and hold office at the discretion of the board.  Set forth below are the members of our board of directors as of December 31, 2002 (except for Mr. Alfonso Arias who has been director since March 2003).

Directors

	Age	Position	Current Position Held Since

Pablo Yrarrázaval (1)	51	Chairman	2002 (Chairman July 2002)
Rafael Miranda	54	Vice Chairman	1999
Alfonso Arias	51	Director	2003
José Luis Palomo	49	Director	2002
Ernesto Silva (1)	55	Director	1997
Hernán Somerville (1)	62	Director	1999
Eugenio Tironi	51	Director	2000

(1)	Member of the Directors’ Committee.

Set forth below are brief biographical descriptions of our directors, as of December 31, 2002, four of whom reside in Chile and three of whom reside in Spain.

Pablo Yrarrázaval.  Mr.Yrarrázaval became Chairman of the board of directors in July 2002.  Mr. Yrarrázaval is a partner in the firm Corredora de Bolsa Yrarrázaval y Compañía, Limitada, Vice Chairman of DCV “Depósito Central de Valores,”and is also Chairman of the Santiago Stock Exchange, a position he has occupied since 1982.  Before Mr. Yrarrázabal became chairman of the board of directors of Enersis he was Chairman of Endesa-Chile.

Rafael Miranda.  Mr. Miranda, an industrial engineer, joined Endesa-Spain as Chief Executive Officer in 1987.  Prior to that, he was in charge of the industrial division of Campofrío, S.A. for four years and worked for Tudor, S.A. for 12 years in several capacities.  Mr. Miranda currently serves on the board of directors of Endesa-Spain and as Chairman of several of its subsidiaries, including Endesa Internacional, Compañía Sevillana de Electricidad, S.A. and Fecsa.  At Enersis, Mr. Miranda has been a director and Vice Chairman since April 1999.

Alfonso Arias.  Mr. Arias received a law degree as well as graduate degrees in Economy and Management from Universidad Complutense de Madrid.  Mr. Arias is the General Counsel of Endesa Internacional S.A., a subsidiary of Endesa-Spain.  From 1995 to 1997 he was General Secretary of the Nuclear Safety Council of Spain.  Mr. Arias joined Endesa Spain Group in 1997 as General Secretary of Endesa.  At Enersis, Mr. Arias has been a director since March 2003.

Back to Contents

José Luis Palomo.  Mr. Palomo holds degrees in Business Administration, in Sociology and in Law from the Universidad de Madrid.  He also holds a MBA degree from IESE, Universidad de Navarra.  Since 1991, he has been the Chief Financial Officer of Endesa-Spain.  Mr. Palomo started his professional career in the Financial Division of the INI (National Industry Institute) in 1976, where he became Assistant Financial Director.  Appointed in 1983, he has been Financial Director of the Spanish/Canadian Aluminum Group, today INESPAL.  Mr. Palomo has been a member of the board of directors of Banco Arabe Español (Aresbank), Banco Saudi Español S.A. (Saudesbank) , Infoleasing S.A., Musini, Babcock Wilcox Española S.A., Sevillana and Vice Chairman of Unelco.  At Enersis, Mr. Palomo has been a director since July 2002.

Ernesto Silva.  Mr. Silva has a commercial engineering degree from Pontificia Universidad Católica de Chile and holds an M.A. in Economics from the University of Chicago.  Mr. Silva was Chief Executive Officer of Pehuenche between 1990 and 1995.  Subsequently, he held several positions at Endesa-Chile including Energy Division Director and Deputy Chief Executive Officer.  In the past, Mr. Silva served as CEO of Ladeco S.A., CEO of Refractorios Chilenos S.A., CEO of Empresa Nacional de Petróleo, the state-owned oil company, as well as leading positions in Mideplan and Comisión Chilena del Cobre.  He also worked as a university professor and in numerous non-profit organizations.  Currently, he is President of the Universidad del Desarrollo.  At Enersis, Mr. Silva has been a director since 1997.

Hernán Somerville.  Mr. Somerville has a law degree from Universidad de Chile, and a M.C.J.  degree from New York University Law School.  From 1988 to the present, Mr. Somerville has been a Managing Director and Partner of FINTEC, a Chilean investment management company through which, among other things, he has led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank, or CCB.  For a six-year period beginning in 1983, he was also Director of the CCB, and Chief Debt Negotiator for Chilean public debt and private commercial bank debt.  Mr. Somerville is also a member of the Interamerican Bar Association and the New York City Bar Association.  He is on the board of directors of several Chilean companies, many of them related to the Claro Group, and serves on the boards of several banks and bank associations.  Among other activities, Mr. Somerville is a director of a technical educational institute, and is Chairman of the Chilean Indian Chamber of Commerce.  At Enersis, Mr. Somerville has been a director since 1999.

Eugenio Tironi.  Mr. Tironi received a Ph.D.  in sociology from L’Ecole des Hautes Etudes en Sciences Sociales (Paris, France).  He is currently a Professor of the Sociology Department of Pontificia Universidad Católica de Chile, and has published thirteen books and hundreds of articles in this field, both in Chile and abroad.  Mr. Tironi has been a consultant to international organizations such as the World Bank, the International Labor Organization, the Economic Commission for Latin America and the Caribbean (“CEPAL” in its Spanish acronym) and the United Nations Development Program.  Between 1990 and 1994, he was a Director of the Secretary for Communication and Culture of the Chilean Government.  In addition, Mr. Tironi is the Chairman of Tironi Asociados, a consulting and strategic communications firm, which has advised many Chilean and international firms.  Recently, Mr. Tironi was a visiting professor at Notre Dame University (USA) for the fall 2002 semester.

Officers (as of December 31, 2002)

	Age	Position	Current Position Held Since	Years with Enersis and Subsidiaries

Enrique García	58	Chief Executive Officer	1999	4
Rafael López	46	Corporate Chief Planning and Control Officer	2002	4
Mario Valcarce	53	Corporate Chief Financial Officer	2002	12
Domingo Valdés	39	General Counsel	1999	10
Marcelo Silva	56	Corporate Distribution and Services Officer	2002	21
Fernando Nadal	45	Corporate Communications Officer	1999	4
José M. Raventós*	39	Corporate Auditor	2001	2

*	Mr. Raventós left Enersis on January 31, 2003.

Set forth below are brief biographical descriptions of our executive officers, all of whom reside in Chile.

Back to Contents

Enrique García.  Mr. García, the Chief Executive Officer since May 1999 and a civil engineer by profession, joined Enersis after a career of 25 years with Endesa-Spain, including the top positions of Chief Technical Officer between 1992 and 1997 and Chief Distribution Officer since 1997.  Mr. García spent many years in charge of civil engineering of hydraulic projects and thermal power plants.  He has served on numerous boards of directors of Endesa-Spain’s subsidiaries.

Mario Valcarce Durán.  Mr. Valcarce has been Chief Financial Corporate of Enersis since October 2002.  He was the CFO of Endesa-Chile until such time.  Mr. Valcarce holds a degree in commercial engineering from the Catholic University of Valparaíso.  He is also a member of the Risk Classification Commission of the Chilean Pension Funds System.

Rafael López.  Mr. López, the Corporate Chief Planning and Control Officer, assumed his function as of January 1, 2002.  Prior to joining Enersis, Mr. López held the same position in Endesa-Chile since 1999.  Mr. López is a commercial engineer from Universidad de Málaga (Spain) and he holds a PDG from the IESE (Universidad de Navarra).  Mr. López joined Endesa-Spain on December 1, 1997, where he worked as a Director of Project Analysis for a subsidiary, Endesa Internacional, just prior to his position in Planning and Control in Endesa-Chile.

Marcelo Silva.  Mr. Silva, the Corporate Distribution and Services Officer since November 2002, holds a degree in Commercial Engineering from Universidad de Chile.  Mr. Silva’s first appointment within the Enersis Group was in Chilectra in June 1973.  Since then, he has had increased responsibilities in Finance in Chilectra and its subsidiaries, having been appointed as CFO in 1989, deputy CEO in 1992 and CEO of Chilectra in 1997.  In 2000, Mr. Silva was appointed General Manager of the Distribution Business segment for Latin America.

Domingo Valdés.  Mr. Valdés, General Counsel since May 1999, is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago.  In a prior period, he spent a year at an English language program at the University of Michigan and earned a diploma from its English Language Institute.  Prior to his current position, he was a lawyer at Chilectra since 1993 and Legal Counselor at Enersis since December 1997.  Mr. Valdés also worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP.  Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A. of Chile and as an associate at Carey & Cía., a Santiago-based law firm.  Mr. Valdés is also Secretary of the Enersis board of directors and a Professor of Law and Economics at Universidad de Chile Law School.

Fernando Nadal.  Mr. Nadal, the Corporate Communications Officer since May 1999, is a lawyer and a journalist, with degrees from Universidad Autónoma de Madrid and Universidad de Alcalá de Henares.  Mr. Nadal has had an extensive career as a journalist for several Spanish publications including Ya, ABC, El País and Expansión.  Prior to joining Enersis, Mr. Nadal was Communications Director for Endesa-Spain for a year.  At Enersis, Mr. Nadal reports directly to the board of directors.

Jose María Raventós.  Mr. Raventós, the Corporate Auditing Officer since February 2001, holds a business degree from Universidad de Sevilla (Spain).  Prior to joining Enersis, he worked as the Audit Director of our Brazilian subsidiaries, including Cerj, Coelce, CIEN and Cachoeira Dourada, for a period of three years.  Between 1990 and 1998, he worked in both the auditing and quality control areas of Compañía Sevillana de Electricidad, a subsidiary of Endesa-Spain.  At Enersis, Mr. Raventós reported directly to the board of directors.  He left the Company as of January 31, 2003 and returned to Endesa-Spain.

Back to Contents

B.	Compensation.

Directors are paid fees for attendance at meetings of the board of directors and for service on the Boards of Directors of our subsidiaries.  In 2002, the total compensation paid to each of our directors, which in certain cases includes compensation for service on the boards of our subsidiaries, was as follows:

Year ended December 31, 2002

(in thousands of Ch$)

Alfredo Llorente	29,586
Pablo Yrarrázaval	25,225
Rafael Miranda	37,524
José María Fesser	24,406
Luis Rivera	13,019
José Luis Palomo	11,407
Ernesto Silva	28,606
Hernán Somerville	28,606
Eugenio Tironi	24,413

Total	222,792

For the year ended December 31, 2002, the aggregate amount of compensation paid by us to all directors and executive officers, was approximately US$ 3.3 million.  These amounts include executive performance-related executive cash bonuses and compensation for officers who are no longer with the company.  Enersis provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to Enersis.  The annual bonus plan is in a range according to seniority level, and amounts to certain additional months of gross salary compensation.  Enersis does not offer stock options.

C.	Board practices.

The current board of directors was elected at the Shareholders’ meeting dated March 31, 2003 for a period of three years (for the period during which that person has served the office, please see “— A.  Directors and senior management.” above).  There are no directors’ service contracts with Enersis.

The directors’ committee is composed of: Pablo Yrarrázaval (Chairman), Hermán Somerville, and Ernesto Silva.  The secretary of the directors’ committee is Domingo Valdés.

The directors’ committee operates according to the Chilean Companies Act.  The duties of directors’ committee are the following:  (i)  examine the auditor’s reports, the accounting inspectors’ reports, the balance sheet and the financial statements, and provide its opinion prior to the presentation of such documents to the Shareholders’ meeting (their opinion must be included in the annual report); (ii)  propose to the board of directors the external auditors and the rating agencies to be submitted to the shareholders meeting; (iii) examine the transactions entered into by the company with related entities or directors, or in those where directors and officers have an interest, and to prepare a report on these transactions; and (iv) examine the remuneration systems of principal executives and managers.

Back to Contents

D.	Employees.

The following table provides the total number of employees for our company and its subsidiaries for the past five fiscal years:

	Years ended December 31,

	1998	1999	2000	2001	2002

Enersis (Chile)	196	212	267	235	242
Endesa-Chile(1)	3,158	2,526	1,764	1,752	1,937
Chilectra (Chile)	1,674	1,383	868	722	720
Río Maipo (Chile)	215	181	92	78	76
Edesur (Argentina)	2,999	2,630	2,379	2,267	2,251
Edelnor (Peru)	765	724	618	557	565
Cerj (Brazil)	1,897	1,782	1,402	1,354	1,451
Codensa (Colombia)	1,904	1,213	969	813	802
Coelce (Brazil)	1,835	1,958	1,592	1,464	1,401
Other Business	1,137	1,909	1,006	1,169	1,549

Total	15,780	14,518	10,957	10,411	10,994

(1)	Includes Chilean operations and subsidiaries abroad.

Chile

As of December 31, 2002, Enersis and its principal subsidiaries and related companies had 10,994 employees, including 2,494 employees of Enersis and of all Chilean majority owned subsidiaries, which in turn includes 818 employees of Endesa-Chile employed in Chile.  Collective bargaining agreements with employees of Enersis are scheduled to expire on December 31, 2003.  Collective bargaining agreements with employees of Chilectra took effect on December 31, 2000 and are scheduled to expire on December 31, 2004.  Endesa-Chile entered into a collective bargaining agreement with our engineering personnel in July 2000.  This agreement has a term of three and a half years.  Our collective bargaining agreements with our electro-mechanical, technical and administrative personnel terminate in June 2004 and December 2005.

Argentina

As of December 31, 2002, Edesur had 2,251 employees and Endesa-Chile’s subsidiaries, Costanera and CBA had 234 employees and El Chocón had 50 employees.  Edesur is a party to two collective bargaining agreements that are scheduled to expire in July 2003 February 2004.  Costanera is also a party to two collective bargaining agreements that are scheduled to expire in April 2005 and October 2005.

Brazil

As of December 31, 2002, Cerj had 1,451 employees.  Endesa-Chile employed 52 persons in Cachoeira Dourada at the end of 2002.  As of December 31, 2002, Coelce had 1,401 employees.  Coelce is a party to a collective bargaining agreement that is scheduled to expire in October  2004.  Cachoeira Dourada has two agreements.  One is scheduled to expire in May 2004 and the other, as of the date of this annual report is under negotiation.  Cerj is a party to collective bargaining agreements that are scheduled to expire in October and November 2004.  Such agreements establish salaries, productivity bonuses, individual performance evaluation and general working conditions.  Brazilian law stipulates that collective bargaining agreements cannot be of more than two years in duration.

Colombia

As of December 31, 2002, Codensa had 802 employees.  Endesa-Chile’s Betania employed 34 persons and Emgesa had 315 employees as of December 31, 2002.

Back to Contents

Codensa is a party to two-year collective bargaining agreements that are scheduled to expire in December 2003.  Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements.  Emgesa is a party to a collective bargaining agreement that is scheduled to expire in December  2003.

Peru

As of December 31, 2002, Edelnor had 565 employees and Endesa-Chile’s related company Edegel had 154 employees.  Edelnor is a party to two collective bargaining agreements that are scheduled to expire in November and December 2005.

E.	Share ownership

To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1%, if any, of the shares of the Company.  None of Endesa-Chile’s directors and officers have any stock options, as these are not permitted under current Chilean securities laws and regulations.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major shareholders.

As of December 31, 2002, Endesa-Spain, beneficially owned 65.0% of the shares of Enersis.  No other shareholder beneficially owned more than 5%.  Chilean private pension funds, or AFPs, owned 12.49% in the aggregate, with the highest AFP shareholding being AFP Habitat, with 3.90%.  Chilean stock brokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 11.13% of our equity.  Approximately 10,075 minority shareholders own the remaining 7.41% of shares.

Subsequent to a capital increase which commenced May 31, 2003, Endesa-Spain may end up owning more than 65% of Enersis.  As of the date of this annual report, the capital increase has not finished and we cannot predict the final equity interest of Endesa-Spain in Enersis.

Principal Shareholders

Enersis’ only outstanding voting securities are shares of common stock.  As of December 31, 2002, according to our stockholder records, our 8,291,020,100 shares of common stock outstanding were held by 10,194 stockholders of record.  On January 28, 1999, Endesa-Spain, our largest shareholder, with a 31.9% interest on such date, commenced a tender offer to increase its beneficial ownership interest in Enersis to 63.9% as of April 7, 1999.  During a 30-day pre-emptive equity rights offering ending October 10, 2000, in which Enersis raised approximately US$ 520 million, Endesa-Spain increased its ownership interest to 65.0%.  As of December 31, 2002, five of seven members of our board of directors were designees of Endesa-Spain and one of the two remaining directors was elected with the votes from Endesa-Spain.  As a result of all the foregoing, Endesa-Spain has exerted majority control over Enersis since April 1999.  The following table sets forth certain information concerning ownership of the common stock as of December 31, 2002, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock.

	No. of Shares Owned	Percentage of Total Shares Outstanding

Endesa-Spain (1)	5,389,163,065	65.00%

(1)	Endesa-Spain’s 65.0% beneficial interest is held through Elesur S.A. (35.15%), Compañía de Inversiones Chispa Uno S.A. (21.47%) and Endesa Internacional S.A. (8.38%).

Subsequent to a capital increase which commenced May 31, 2003, Endesa-Spain may end up owning more than 65% of Enersis.  As of the date of this annual report, the capital increase has not finished and we cannot predict the final equity interest of Endesa-Spain in Enersis.

Back to Contents

B.	Related party transactions.

Article 89 of the Chilean Companies Act requires that our transactions with our parent company, subsidiaries and/or their related parties be on equitable conditions, similar to those customarily prevailing in the market.  Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation.  In addition, Article 44 of the Chilean Companies Act, as amended, provides that a corporation may only execute transactions, in which one or more directors have a personal interest or an interest as a representative of another person, when such transactions are previously approved by the board of directors and the terms of such transactions are adjusted to equitable conditions similar to those customarily prevailing in the market.  Resolutions approving transactions under Article 44 must be reported to our stockholders in the next stockholders meeting. If the transactions involve a material amount, the board of directors must determine in advance if the transactions are adjusted to equitable conditions similar to those customarily prevailing in the market or not.  If the board decides that it is not possible to ascertain such conditions, the board of directors, with the exclusion of interested directors, may approve or reject the transaction, or appoint two independent appraisers.  The appraisers’ report will be available to the shareholders and the board of directors for a period of 20 business days.  Once such term has expired, the board of directors may approve or reject the transaction, with the abstention of interested directors.  If shareholders representing 5% or more of the voting shares consider that the terms and conditions of the transactions are not favorable to the interests of the company, or that the appraisers’ reports are substantially different, they may request that the board convoke an extraordinary shareholders’ meeting to approve or reject the transaction with a majority of 2/3 of the voting shares.  Violation of Article 44 may result in administrative and criminal sanctions and civil liability to us, our shareholders or interested third parties who suffer losses as a result of such violation.  We, our shareholders and interested third parties, however, may ask the interested director to reimburse the company in an amount equivalent to the benefits that the transaction in violation of Article 44 represented to the interested director, relatives and/or representatives.

Enersis carries out a cash management policy with respect to its subsidiaries in Chile.  It is common practice for Enersis to transfer surplus funds of one subsidiary to a subsidiary with a cash deficit.  These transfers are carried out through intercompany loans at standard market conditions.  As a result of the refinancing of US$ 2.33 billion in May 2003, Enersis’ ability to centralize cash management in this way with respect to its Chilean subsidiaries is now subject to certain restrictions.

Enersis has made structured loans to Chilectra, at the same cost of funds of Enersis, primarily in order to finance Chilectra’s foreign investments.  As of December 31, 2002, the outstanding net balance for such loans was US$ 691 million.  Additionally, Enersis lent to its Brazilian subsidiaries an amount of US$ 333 million.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information.

See Item 18 for our consolidated financial statements.

Legal Proceedings

Antitrust Issues

In 1992, Enersis, which was at that time principally engaged in electricity distribution through Chilectra, became subject to an antitrust claim relating to its acquisition of an interest in Endesa-Chile because of alleged anticompetitive integration of distribution and generation businesses purportedly resulting from that acquisition.  In June 1992, the Chilean Supreme Court ruled in favor of Enersis, holding that its ownership of Endesa-Chile did not violate antitrust laws.  The Supreme Court also permitted Enersis to increase its ownership percentage of Endesa-Chile to the maximum permitted by Endesa-Chile’s by-laws, which was then 26%.  The Court recommended that the Fiscal Nacional Económico (the “Fiscal”), a semi-autonomous prosecutor for antitrust matters, monitor the activities of companies involved in the electricity sector to ensure free competition.

Back to Contents

In 1995, as a consequence of Enersis’ acquisition of additional shares of Endesa-Chile, the Fiscal submitted a request to the Comisión Resolutiva, a judicial and administrative body having jurisdiction over compliance with Chile’s antitrust laws, for an evidentiary review of the generation, transmission and distribution businesses of Chilectra, Endesa-Chile and Endesa-Chile’s transmission subsidiary, Transelec.  In September 1995, the Fiscal requested that the Comisión Resolutiva commence discovery on the two issues the Fiscal deemed relevant:

•
whether, in the then current structure of the SIC, there was a vertical and/or horizontal integration of companies participating in generation, transmission and distribution activities that had a restrictive effect on electricity markets; and

•	whether divestiture of one or more of the businesses was advisable.

On December 26, 1995, the Comisión Resolutiva notified Enersis that the Fiscal had added Enersis as a party because of its acquisition of additional shares of Endesa-Chile although Enersis had not previously been notified of this antitrust process.  The Fiscal contended that Enersis’ ownership interests in Chilectra and Endesa-Chile increased the vertical integration of companies participating in the electricity market.  On June 11, 1997, the Comisión Resolutiva unanimously ruled in favor of Enersis and refused the request of the Fiscal.  The matter was not appealed and the period during which an appeal before the Chilean Supreme Court could have been brought expired.

Notwithstanding this favorable outcome, the Comisión Resolutiva issued the following prescriptions which were required to be implemented within a reasonable time:

•	that the government issue rules under the Chilean Electricity Law to enhance competition and to decrease ambiguity of the rules governing the electricity sector;

•
that Transelec be transformed into a sociedad anónima abierta, or a publicly held limited liability stock company subject to public reporting requirements under the supervision of the SVS, that the stockholder base of Transelec be broadened to include other parties, and that Transelec become the owner, rather than the lessee, of the assets it operates; and

•	that distribution companies submit their power and energy contracts to public bidding.

On September 10, 1998, the Reglamento de Servicios Eléctricos was enacted, which together with DFL No. 1, regulates the Chilean electricity sector.  Among other things, these regulations now require that distribution companies submit their power and energy contracts to public bidding.

In 1998, Endesa-Chile transferred approximately US$ 300 million of transmission assets to Transelec pursuant to a capital increase of Transelec.  During 2000, Endesa-Chile divested itself of Transelec (see “Item 4.  Information on the Company—A. History and development of the company —Description of Business—Introduction—Sale of Transelec”).

On April 27, 1999, the Fiscal submitted a third request to the Comisión Resolutiva seeking to prohibit Enersis from increasing its share ownership in Endesa-Chile from the then current 25.3%.  He also requested an injunction to halt the Chilean auction related to the cash tender offers by Enersis to purchase an incremental stake in Endesa-Chile (the “Cash Tender Offers”).  The Fiscal asserted, among other things, that control of Endesa-Chile by Enersis would be contrary to Chilean antitrust law since it would create a monopolistic cartel in the electricity sector of the Chilean economy that would hinder competition.  The Comisión Resolutiva initially decided to issue an injunction to halt the purchase of shares of Endesa-Chile by Enersis, and to prohibit Enersis, directly or indirectly through any related party, from increasing its 25.3% stake in Endesa-Chile for so long as the injunction was in effect or until the Comisión Resolutiva decided otherwise.

On May 10, 1999, the Comisión Resolutiva reversed its April 1999 decision, lifted the injunction, and issued new precautionary measures to replace prior resolutions.  The new precautionary measures will remain in effect until a final decree is issued or until the Comisión Resolutiva decides otherwise.  These precautionary measures include:

Back to Contents

•	the shares of Endesa-Chile sold in excess of our then current 25.3% could be acquired solely and exclusively by Enersis and could only be registered in our name;

•
we are prohibited from transferring, pledging, disposing or agreeing to accept any type of action that could restrict the disposition of, in any manner, any shares of Endesa-Chile acquired in excess of our then current 25.3% stake unless authorized by the Comisión Resolutiva; and

•
Enersis and Endesa-Chile were prohibited from having common members on their respective boards of directors and not only from having common or related independent auditing firms, but also from having common or related accounting supervisors.

In September 2001, the parties presented their final allegations.  The final resolution was issued in October 30, 2002 under Resolution No. 667.  According to such final resolution, the Comisión Resolutiva ruled in favor of Enersis and rejected the request of divestiture formulated by the Fiscal.  Nonetheless, the aforesaid resolution incorporated as permanent restrictions to Enersis, Chilectra and Endesa-Chile some of the precautionary measures which were imposed on May 10, 1999.  Chilectra, which was not formerly contemplated in the precautionary measures, was included among such permanent restrictions.  Those permanent restrictions are the following:  Enersis, Chilectra and Endesa-Chile are prohibited from having common members on their respective board of directors, from having common or related independent auditing firms, and from having common or related accounting supervisors.  The resolution also established, among others, restrictions such as a prohibition of merging certain companies controlled by Enersis which are, respectively, dedicated to activities of generation and distribution without the approval of the Comisión Resolutiva, and the obligation for Enersis, Endesa-Chile and Chilectra to stay registered before the Superintendency of Securities and Insurance.

On May 15, 2003 the Supreme Court of Chile made its final verdict as a consequence of an appeal against Resolution No. 667, ruling in favor of Enersis and confirming Resolution No. 667.

On May 28, 2003, a private complaint against Enersis was filed with the Comisión Resolutiva alleging that Enersis has failed to comply with Resolution No. 667 since Enersis, Endesa-Chile and Chilectra have supposedly shared finance, auditing and communication departments.  The complaint alleges that by joining these departments, Enersis is frustrating the Comisión Resolutiva’s objective of preventing energy companies from sharing essential information and keeping the electricity business of generation and distribution independent.  Enersis believes that the Comisión Resolutiva’s investigation will not lead to a prohibition of Enersis’s control over the energy distribution and generation markets, because we believe this matter was clearly resolved by Resolution No. 667.

Payments Relating to Failure to Deliver Electricity

Our operations in Chile were affected adversely by a severe and protracted drought during 1998 and the first half of 2000.  The severity of the drought coupled with delays in the planned operation of a large gas-fired plant belonging to Colbún, one of Endesa-Chile’s competitors, led the Ministry of the Economy to decree rationing periods.

The Chilean government imposed electricity rationing during three periods in 1998 and 1999.  During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generators who do not fulfill their contractual obligations during rationing periods.  Failure cost is calculated and set by the NEC and penalizes generators who cannot meet their contractual commitments.  Transactions between electricity generators who have a surplus and those who have a deficit must be carried out at the cost of failure in those node locations and during the hours when the energy supplied is not enough to satisfy demand.

The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period.  Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure.” Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period.  The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the spot market between generation companies in those node locations and during the hours when the energy supplied was not enough to

Back to Contents

satisfy the demand had to be calculated based on failure costs.  However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC’s dispatch center.  As of the date of this annual report, no such procedures have been established.

The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree which began on June 12, 1999 and was extended to August 31, 1999.  In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute “force majeure.”  In addition, the amended Electricity Law provided for the compensation (there is no maximum level of compensation) of customers in the event of rationing occurring as a result of any hydrological event.  It also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$ 5 million per breach resulting from inadequate supply to the electricity system.  In respect of the third rationing decree period Endesa-Chile paid US$ 2.3 million by way of compensation to customers in 1999.  The amount paid was based on the days and hours in which rationing actually occurred.  Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts.  This case is currently being reviewed by the Chilean courts.

Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient.  Endesa-Chile has contested this assertion, but as of the date of this annual report, there has been no definitive resolution or statement issued by the authorities on this matter.

On April 25, 2003, Enersis, Endesa-Chile, Elesur and Chilectra filed an action before the Centro Internacional de Arreglo de Diferencias relativas a Inversiones (“CIADI”) in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina.  The grounds of this action are the damages experienced by the investments of Enersis, our subsidiaries and Elesur, in Argentina, as a consequence of the approval of Economic Emergency Law, Decree No. 214/2002, Decree No. 293/2002 and Resolution No. 38/2002 of the Ministry of Economy.  The outcome of these new rules has been a complete new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992.  The original commitments assumed by the Republic of Argentina regarding these investments have not been met.  The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments by the part of the Republic of Argentina is against the letter and the spirit of the Treaty.

Distrilec Inversora S.A.: Arbitration Relating to Appointment of Directors

On May 30, 2000 Pérez Companc S.A., now PECOM ENERGIA S.A. and PCI Power Edesur Holding Limited (collectively, “PECOM”) commenced an action against Endesa-Chile, Chilectra and Enersis (collectively, the “Enersis Group”) before the Arbitration Court of the International Chamber of Commerce, Paris, France.  PECOM petitioned the court to either:

•	recognize its alleged right to nominate both a director and an alternate director in addition to the directors whom it already has the right to nominate in Distrilec Inversora; or

•	state that PECOM and the Enersis Group should each have an equal number of directors in Distrilec Inversora.

On August 2, 2000, Enersis Group contested PECOM’s action and presented a counterclaim requesting the court to terminate several agreements among the parties.  Likewise, PECOM requested to be compensated by the Enersis Group if the agreements among the parties are terminated.  Based on the provisional estimates made by PECOM, the Arbitration Court determined that the amount of the process was between US$ 180-200 million.  The parties presented their arguments, evidence and final allegations.  The Arbitration Court issued an arbitration award on September 2, 2002, ruling that Enersis Group and PECOM keep their rights to nominate an equal number of board members in Distrilec Inversora S.A. and rejecting not only the Enersis Group’s counterclaim, but also PECOM’s claim for a compensation of approximately US$ 200 million.  The arbitration award was challenged by

Back to Contents

the Enersis Group through an appeal for annulment, which was filed before the Uruguayan Court of Appeals.  The Republic of Uruguay is the domicile established by the Arbitration Court for all legal purposes.

The Uruguayan Court of Appeals recently issued the final judgment, which rejects the requested annulment of the aforesaid arbitration award.  This arbitration award stands as a firm and definitive resolution on this matter.

Payments Relating to Contractual Penalties

On April 1, 1998, Meridional S/A Serviços Empreendimentos e Participações (“Meridional”) sued Cerj before the Brazilian courts requesting the payment of contractual penalties.  The action is based on the termination of a contract for the execution of construction works requested from Meridional by CELF, a state-owned company that assigned parts of its assets to Cerj prior to the latter’s privatization.  Additionally, the plaintiff argues that CELF has not paid certain invoices.

According to Meridional, Cerj was sued because the assets belonging to CELF were assigned to Cerj, which in turn was allegedly detrimental to the execution of the judgments against CELF.

The amount of the process is approximately US$ 61.7 million.  As of the date of this annual report, there has been no final resolution issued by the court of first instance in Brazil.  The parties have the right to appeal the resolution of the lower court.

Edelnor S.A.: Peruvian Tax Authority (“Superintendencia de Administración Tributaria” - “SUNAT”) inquiry

In October 2000, the Peruvian Tax Authority determined an income tax debt for the 1999 fiscal year due to alleged excess asset depreciation over the reassessment of Edelnor’s assets that occurred after the merger in 1996 of Edelnor and Edechancay.

The Peruvian Tax Authority determined through Law No. 27,034 (“Séptima Disposición Transitoria y Final de la Ley No.  27,034”) that starting fiscal year 1999, Edelnor should not depreciate over the reassessed assets.  Edelnor appealed the Tax Authority resolution and at the same time started an arbitration process with the Peruvian Government, in accordance with the Stability Agreement, in order to resolve the controversy originated by the Peruvian Tax Authority interpretation.  The appeal was resolved against Edelnor before the arbitration process finished.  The arbitration process was favorable to Edelnor.  Edelnor appealed to the Fiscal Court, which judged in favor of the arbitral process resolution and declared the Tax Authority pronouncement null and void.  The Fiscal Court ordered the Tax Authority to resolve the controversy taking into account the legal framework established in the arbitral process and if the case required it, to qualify the facts as established in the VIII Norm Title of the Tax Code.  Currently, the Tax Authority is evaluating the economic and managerial reasons why the merger between Edelnor and Edechancay occurred.

Ralco Project

The Sixth Civil Court of Santiago recently issued its ruling in relation to a lawsuit opposing the Ralco Project filed by a group of people belonging to the Pehuenche ethnic group.  The lower court’s sentence concludes that the voluntary procedure undertaken by Endesa-Chile for the assessment of the environmental impact of the Ralco Project is null since, in the court’s opinion, CONAMA, the Environmental Government Agency, was not legally entitled to assess the environmental impact study presented by the Company to CONAMA.  Both defendants, the Company and CONAMA, consider this questioning of the legitimacy of the process is unjustified.  The resolution dictated by the Sixth Civil Court of Santiago does not imply the penalization of the project, which to date has achieved more than 80% completion.

On May 30, 2003, the plaintiffs requested the suspension of the Ralco Project, which was rejected by the court.  Instead, of suspending the entire project, the judge ruled that the flooding of the dam should not proceed.  Endesa plans to appeal this ruling before the Appeals Court of Santiago.

Back to Contents

Legal Demand by CELG

In April 2003, CELG initiated legal proceedings against Cachoeira Dourada and ANEEL demanding the annulment of the energy sale contract signed with Cachoeira Dourada in 1998, alleging, among other things, that the contract is extremely onerous and damaging to the financial stability of CELG, causing it supposed damages of approximately US$ 250 million from 1997 to 2003.

CELG obtained a preliminary and provisional judgment that suspends the effects of the contract and authorizes CELG to stop payments, also provisionally, of the amounts contractually due to Cachoeira Dourada which correspond to the energy sale price.

Both Cachoeira Dourada and ANEEL presented their defenses and legal argument against the decision to suspend the contract.  All parties are waiting for the judge to decide whether or not to confirm the preliminary decision of suspending the effects of the contract.  Should the judge confirm the decision to suspend the effects of the contract, Cachoeira Dourada and ANEEL will have the opportunity to appeal to an appropriate authority.

Other

We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results of operations.

Dividends

As determined by Enersis’ board of directors, the current dividend policy is to pay dividends to stockholders as close as possible to 100% of annual “net income from normal operations.”  “Net income from normal operations” generally includes income from Enersis’ majority-owned Chilean subsidiaries and excludes income from accounting gains arising from non-cash equity contributions by Enersis to its subsidiaries, gains recorded which arise from the issuance of shares by subsidiaries at prices in excess of book value, certain other non-cash accounting gains, and income (but not losses) arising, directly or indirectly, from our interests in Endesa-Chile and our non-Chilean subsidiaries and related companies.  The board of directors customarily declares provisional dividends amounting to 85% of net income from “normal operations” derived from the quarters ending in March, June, September and December.  To perform such calculation, previously paid dividends will be credited and deducted from the accumulated profits to date at the time of dividend distribution.  We ordinarily pay a provisional quarterly dividend in May, August and November of each year and in February of each following year.  However, in 2000, 2001 and 2002 we made no such provisional dividend payments.

In addition, the board generally proposes to the shareholders a “definitive dividend” payable each year, and attributable to the prior year, which cannot be less than the legal minimum.  Since Enersis did not have positive income in 2002 the shareholders approved on March 31, 2003 that no definitive dividend be paid out.

Enersis, as a holding company, is primarily dependent upon remittances from its operating subsidiaries in the form of dividend payments in servicing its debt obligations.  The principal operating subsidiaries and related companies of Enersis are Endesa-Chile, Chilectra in Chile, Edesur in Argentina, Edelnor in Peru, Cerj and Coelce in Brazil and Codensa in Colombia.  See “Item 4.  Information on the Company—C. Organizational structure—Principal Subsidiaries and Related Companies.”

Stockholders set dividend policies at each subsidiary and related company.  There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and related companies.  We believe that the projected cash flows on an unconsolidated basis are sufficient to pay the debt obligations at the holding company level, although there can be no assurances.

To the extent Enersis’ subsidiaries and related companies are not able for any given period to pay dividends due to insufficient net income for such period or otherwise, Enersis may receive inter-company advances of funds for liquidity purposes.

Back to Contents

We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to meet our needs for working capital, debt service, dividends and routine capital expenditures, although there can be no such assurance.

Dividends Paid

(Ch$ per share)

Year	Nominal Ch$	Constant Pesos(1)	US$ per ADS(2)

1998	6.90	8.02	0.56
1999	4.00	4.51	0.31
2000	0.00	0.00	0.00
2001	1.81	1.90	0.13
2002	0.00	0.00	0.00

(1)	Restated in constant Chilean pesos as of December 31, 2002.
(2)	The US dollar per ADS amount has been calculated by applying the exchange rate of Ch$718.61 = US$1.00, the Observed Exchange Rate prevailing on December 31, 2002, to the constant Chilean peso amount.

For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10.  Additional Information – E. Taxation.” and “Item 10.  Additional Information – D. Exchange Controls.”

B.	Significant Changes.

None.

Item 9.	The Offer and Listing

A.	Offer and listing details.

Market Price and Volume Information

The shares of Common Stock are currently traded on the Chilean Exchanges.  Shares of Common Stock have traded in the United States on the NYSE since October 19, 1993 in the form of ADSs under the ticker symbol “ENI.”  Each ADS represents 50 shares of Common Stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”).  The ADRs are outstanding under a deposit agreement dated as of October 18, 1993, as amended, among us, Citibank, N.A., as depositary, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the depositary are treated by the Depositary as owners of ADRs.

Back to Contents

The table below shows, for the periods indicated, the share volume, quarterly high and low closing prices in Chilean pesos of the Shares on the Santiago Stock Exchange and the quarterly high and low closing prices of the ADSs in US$ as reported by the NYSE.

		Chilean Pesos Per Share(1)		US$ per ADS(2)

	Share Volume	High	Low	High	Low

Most Recent Six Months
2003
June (through June 20)	794,686,111	68.70	61.12	4 2/5	4 15/16
May	452,692,199	73.00	61.50	5 1/8	4 1/2
April	96,666,405	62.50	56.50	4 5/9	3 7/8
March	61,843,215	60.00	55.00	4	3 2/3
February	132,965,617	61.50	56.25	4 1/5	3 5/7
January	240,831,006	66.50	57.10	4 2/3	3 6/7
2002
4th quarter	684,639,252	77.00	52.00	5 1/7	3 5/7
3rd quarter	692,521,240	92.80	65.01	6 3/4	4 3/7
2nd quarter	474,079,058	127.02	79.49	9 7/8	5 4/7
1st quarter	512,037,133	176.00	117.50	13 1/2	8 3/5
2001
4th quarter	393,051,601	202.00	163.76	14 6/7	11 1/3
3rd quarter	226,195,786	200.00	171.00	15 1/8	12 1/4
2nd quarter	292,388,256	207.75	185.00	17 1/5	14 2/3
1st quarter	217,618,425	222.00	188.00	19 8/9	16
2000
4th quarter	198,483,727	218.00	166.99	19	14 1/2
3rd quarter	88,658,193	226.00	191.00	21 1/4	16 5/16
2nd quarter	110,101,006	234.00	192.00	22 5/16	18 3/8
1st quarter	190,988,287	252.00	190.00	24 1/8	18 3/8
1999
4th quarter	151,276,179	255.00	205.50	24 3/8	18 5/8
3rd quarter	151,227,476	257.00	219.00	25 1/16	20 3/4
2nd quarter	245,149,949	257.00	177.00	28 1/8	17 5/16
1st quarter	141,861,828	273.00	215.00	28 3/4	22 3/8
1998
4th quarter	181,768,169	240.00	171.00	25 7/8	18 5/16
3rd quarter	339,681,114	263.00	150.00	28 3/8	15 7/8
2nd quarter	187,476,191	281.00	212.00	31 7/8	18 3/8
1st quarter	362,647,847	283.00	204.00	32 1/8	22 9/16

(1)	As reported by the Santiago Stock Exchange. Chilean pesos per share reflect the nominal price as of the trade date; the price has not been restated in constant Chilean pesos.
(2)	As reported by the NYSE. One ADS = 50 Shares.

The table below shows the market prices on May 23, 2003, the last day before the pre-emptive offering, and on June 20, 2003, in Chilean pesos of the Shares on the Santiago Stock Exchange and in US$ of the ADSs as reported by the NYSE.

	Chilean Pesos Per Share(1)	US$ per ADS(2)

May 23, 2003	71.55	5.00
June 20, 2003	65.99	4.75

(1)	As reported by the Santiago Stock Exchange.
(2)	As reported by the NYSE. One ADS = 50 Shares.

Back to Contents

As of December 31, 2002, there were 7,658,335 ADSs (equivalent to 328,916,750 common shares) outstanding.  Such ADSs represented at such date approximately 3.97% of the total number of outstanding shares.  It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.

As of December 17, 2001, Enersis’ shares were traded on the Madrid Exchange under the Latinamerican Exchange program (Latibex).  Each share represents 50 shares of Common Stock and its ticker symbol is “XENI”.  Banco Santander Central Hispano Bolsa S.A.  S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile.  Trading of our shares in the Latibex amounted to approximately 3,785,758  units in 2002, which in turn was the equivalent of € 25 million.  The stock closed at € 3.92 the last day of trading in Latibex in 2002.

Trading

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 47 stockholders as of the date of this filing.  As of December 31, 2002, 245 companies had shares listed on the Santiago Stock Exchange.  The Santiago Stock Exchange is Chile’s principal exchange and, for the year ended 2002, accounted for 72.3% of all equity traded in Chile.  Approximately 25.9% of equity trading was conducted on the Electronic Exchange, an electronic trading market which was created by banks and non-member brokerage houses.  The remaining 1.8% of equity was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and US$ are traded on the Santiago Stock Exchange.  In 1991, the Santiago Stock Exchange initiated a futures market with two instruments, US dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day in two sessions, from 11:00 a.m.  to 11:30 a.m. and from 4:00 p.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season.  The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 5:30 p.m. on each business day.  On days in which auctions are scheduled, there are three times available for such auctions, 11:30 a.m., 1:00 p.m. and 3:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA.  The IGPA is calculated using the prices of over 180 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry and miscellaneous.  The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2002, Enersis and Endesa-Chile were all included in the IPSA.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.”  Trading of our shares in the Latibex amounted to approximately 3,785,758  units in 2002, which in turn was the equivalent of € 25 million.  The stock closed at € 3.92 the last day of trading in Latibex in 2002.

B.	Plan of distribution.

Not applicable.

C.	Markets.

See “—A. Offer and listing details—Market Price and Volume Information” above.

D.	Selling shareholders.

Not applicable.

E.	Dilution.

Not applicable.

Back to Contents

F.	Expense of the issue.

Not applicable.

Item 10.	Additional Information

A.	Share capital.

Not applicable.

B.	Memorandum and articles of association

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively service the purpose of both the articles, or certificate, of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act.  In accordance with the Chilean Companies Act, legal actions by shareholders against us enforcing their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, the Superintendency of Securities and Insurance, or the SVS, under the Ley de Mercado de Valores No. 18045, or the Securities Market Law, and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions.  Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless the number of their shareholders.  Enersis is a publicly held limited liability stock company.

Reporting Requirements Regarding Acquisition or Sale of Shares.

Under Article 12 of the Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of publicly held limited liability stock companies must be reported to the SVS and the Chilean stock exchanges.  Since the ADRs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS.  Shareholders of publicly held limited liability stock companies are required to report to the SVS and the Chilean stock exchanges:

•
any direct or indirect acquisition or sale of shares or options to buy or sell shares that results in the holder’s acquiring or disposing, directly or indirectly, of 10% or more of a publicly held limited liability stock company’s subscribed capital; and

•
any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a publicly held limited liability stock company’s subscribed capital.

Back to Contents

Any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a director, receiver, principal executive, general manager or manager of a company whose shares are registered with the SVS must be reported to the SVS and the Chilean stock exchanges.

In addition, the majority shareholders must inform the SVS and the Chilean stock exchanges if the above-mentioned acquisitions are done with the intention to obtain the control of the company or only as passive investment.

Under new Article 54 of the Securities Market Law and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a publicly held limited liability stock company must disclose his intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started.  If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Law 19,705 introduces a new chapter to the Securities Market Law, establishing a comprehensive regulation on tender offers.  The law defines a tender offer as the offer to purchase shares of corporations which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares in conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time.  The new provisions apply to both voluntary and mandatory tender offers.  At Enersis’ Extraordinary Shareholders’ Meeting dated April 2, 2001, the board of directors’ proposition to make use of transitory Article 10 of Law 19,705 was approved.  Accordingly, the current controlling shareholder may sell its shares outside the aforesaid new chapter which contains tender offer process rules until January 1, 2004.

Register

Enersis is registered with the SVS and its entry number is 0175.

Corporate Object and Purpose

Article 4 of our by-laws state that our corporate objective and purpose is, among other things, to conduct the exploration, development, operation, generation, distribution, transmission, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, in Chile and abroad.

In the Enersis’ Extraordinary Shareholders’ Meeting held on April 11, 2002, an amendment to the corporate object and purpose of the company was approved in order to allow Enersis, directly or through its subsidiaries, to participate in the telecommunications business.  Other amendments to the aforementioned article of our by-laws were approved in order to clarify some aspects of our corporate object and purpose.

Board of Directors

Our board of directors is made up of 7 members who may or may not be shareholders of Enersis.  Members of the board are appointed by the general meeting of shareholders and are elected for a period of three years at the end of which they will be re-elected or replaced.

The seven directors elected at the shareholders’ meeting are those seven individual nominees who receive the most votes.  Each shareholder may vote all of his shares in favor of one nominee or may apportion his shares among any number of nominees.  These voting provisions ensure that a shareholder owning more than 12.5% of our shares outstanding is able to elect a member of the board of directors.

The compensation of the directors is set annually by the general meeting of shareholders.  The Chairman is entitled to receive twice the compensation paid to each director.  Thus, the board of directors does not have power to vote compensation for themselves or any members of their body.

Certain Powers of the Board of Directors

In additon, our by-laws do not contain provisions relating to:

Back to Contents

•	borrowing powers exercisable by the directors and how such borrowing powers can be varied; or

•	retirement or non-retirement of directors under an age limit requirement.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this annual report, Enersis’ capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our by-laws do not contain any provisions relating to:

•	redemption provisions;

•	sinking funds; or

•	liability to further capital calls by the company.

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “–Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, such subscriber is entitled to receive a corresponding pro-rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction.  However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized shares, and issued shares for which full payment has not been made within the period fixed by the extraordinary shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

On April 30, 1999, our shareholders approved a capital increase of 2.58 billion shares.  In 2000, the Company issued a Pre-Emptive Rights’ Offering, including an ADS Offering, in which approximately 1.49 billion common shares were fully subscribed and paid under this capital increase.  On April 30, 2002, the three-year period, granted by the Company’s shareholders in order to carry out the remainder of the authorized capital increase, expired.  Therefore, the shares of the Company were reduced to the number which until now have been fully subscribed and paid.  On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately US$ 2 billion.  The capital increase allowed for the capitalization of Endesa-Spain’s loan to Enersis (with a face value of approximately US$ 1,374 million), and will allow for the capitalization of  Enersis’ local bonds (with a face value of approximately US$ 151 million), as well as the subscription of shares for cash.

At the same Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws’ restriction on the maximum shareholding by any party.  As of this date, there is no such maximum equity concentration.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders the preemptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Back to Contents

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during the 30-day period following the granting of such rights.  During such 30-day period, and for an additional 30-day period, Chilean publicly held limited liability stock companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders, but they may be freely sold after the 30-day period following the granting of such rights to third parties on terms less favorable for the purchaser than those offered to shareholders.  At the end of such additional 30-day period, a Chilean publicly held limited liability stock company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Under the current capital increase, the first pre-emptive rights period ends on June 30, 2003 and the second period will be between November 20 and December 20, 2003.  There will also be a preferred opportunity for Enersis’ local bondholders to tender their bonds in exchange for non-subscribed shares.  This opportunity will begin on November 1, 2003 and will expire on November 15, 2003.

Shareholders’ Meetings and Voting Rights

A modification of our by-laws requires the affirmative vote of shareholders holding not less than two-thirds of the shares eligible to vote.

An ordinary annual meeting of our shareholders is held within the first four months following the end of our fiscal year, generally in March or April.  The last ordinary annual meeting was held on March 31, 2003.  Extraordinary meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.  To convene an extraordinary meeting, or an ordinary annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile.  The newspapers designated by our shareholders are the Santiago edition of El Mercurio.  The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges.  The last extraordinary meeting of shareholders was also held on March 31, 2003.

Under Chilean law, a quorum for a shareholders meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting.  Additionally, if a shareholders’ meeting is called for the purpose of considering:

•
a transformation of the company into a form other than a sociedad anónima abierta (a publicly held, limited liability stock company) under the Chilean Companies’ Act, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions in kind and assessment of such assets;

•	modification of the authority reserved to shareholders or limitations on the board of directors;

•	reduction in the number of members of the board of directors;

•
disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

Back to Contents

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares; or

•	certain remedies for the nullification of the corporate by-laws,

regardless of the quorum present, the vote required for the action is a two-thirds majority of the issued voting shares.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

Chilean law does not require a Chilean publicly held limited liability stock company to provide its shareholders the same level and type of information required by U.S. securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed no sooner than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements.  Limitations on the distribution of annual reports are established for the SVS in Circular No. 1108.  In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the ordinary shareholders’ meetings, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the board of directors.

The Chilean Companies Act provides that, upon the request by shareholders representing 10% or more of the issued voting shares, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held limited liability stock company convenes an ordinary meeting of shareholders and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered as such with Enersis at least five business days prior to the date of a meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual, who need not be a shareholder as his proxy to attend and vote on his behalf.  Proxies for such representation shall be given in writing for all the shares held by the owner.  Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

Dividends and Liquidation Rights

In accordance with Chilean law, we are required to pay cash dividends equal to at least 30% of annual audited net income, calculated in accordance with Chilean GAAP.  If there is no net income in a given year, we may, but are not legally obligated to, distribute dividends out of retained earnings.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Enersis’ shares or in shares of publicly held limited liability stock corporations held by Enersis.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF , a Chilean inflation adjusted  currency, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then prevailing rate for UF -denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

Back to Contents

In the event of a liquidation of Enersis, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Approval of Financial Statements

The board of directors is required to submit Enersis’ financial statements to the shareholders annually for their approval.  If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders meeting reject the financial statements, the board of directors must submit new financial statements no later than 60 days from the date of such meeting.  If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting.  Directors who individually approved such financial statements are disqualified for reelection for the following period.  Our shareholders have never rejected the financial statements presented by the board of directors.

Change of Control

Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Enersis.  Under new Article 54 of the Securities Market Law and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to take control of a publicly held limited liability stock company must disclose his intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started.  If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Acquisition of Shares

There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at an extraordinary meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution.  The price paid to a dissenting shareholder of a publicly held limited liability stock company, the shares of which are quoted and actively traded on one of Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determined that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not sociedad anónima abierta governed by the Chilean Companies Act;

•	the merger of the company with another company;

Back to Contents

•
disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•
the creation of preferential rights for a class of shares or an amendment to the existing ones.  In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by a company’s by-laws.

Investments by AFPs

Title XII of DL-3500 permits AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Comisión Clasificadora de Riesgo, or the CCR.  The CCR establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Enersis had been a Title XII Company since 1985 and is approved by the CCR.

Title XII companies are required to have by-laws that limit the ownership of any shareholder to a specified maximum percentage, require that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies, among other requirements.

At the Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws restriction on the maximum shareholding by any party.  As of the date hereof, there is no such maximum equity concentration.  Therefore, Enersis is no longer a Title XII Company.  However, the AFPs may continue to hold Enersis shares as long as they comply with other rules of DL-3500.

Registrations and Transfers

The shares are currently registered by Enersis through an Administrative Agent named DCV Registros S.A.  This entity is responsible for Enersis’ shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

Foreign Investment Contract and Chapter XXVI

In connection with our initial offering of ADSs in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and the depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company.  A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI.  This Compendium was restated and is in force since March 1, 2002.  The foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.  There is no longer assured access to the Formal Exchange Market.  In any event, foreign investors who have purchased their shares under a Foreign Investment Contract have access to the Formal Exchange Market for the purpose of converting Chilean pesos to US$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  If foreign investors do not deposit the shares of common stock into our ADS facility, they will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.  The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign

Back to Contents

Investment Contract.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into US dollars (and to remit such dollars outside of Chile), including amounts received as:

•	cash dividends;

•
proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

•	proceeds from the liquidation, merger or consolidation of our company; and

•	other distributions, including without limitation those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADSs or Withdrawn Shares.

Transferees of Withdrawn Shares will not be entitled to any of the foregoing rights under Chapter XXVI.  Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit are satisfied.

Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank that a dividend payment has been made and any applicable tax has been withheld.  Chapter XXVI also provides that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are redeposited.

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire US$, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Pursuant to Chapter XXVI, such access requires approval of the Central Bank based on a request therefore presented through a banking institution established in Chile.  The Foreign Investment Contract will provide that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

In November 1995, the Central Bank amended Chapter XXVI to regulate secondary offerings of ADSs by companies that have previously entered into a Foreign Investment Contract.  In accordance with the new regulations, we entered into an amended Foreign Investment Contract in connection with its offering of ADSs completed in February 1996 to comply with the rules in effect on the date of Central Bank approval of the new issuance of ADSs.

Back to Contents

On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI.  Among the amendments, Chapter XXVI now requires that foreign currency that enters Chile pursuant to Chapter XXVI must be converted into Chilean pesos in the Formal Exchange Market, and the shares evidencing ADRs may only be paid in Chilean pesos.  In addition, foreign currency required to remit the proceeds of the sale of the underlying shares may now be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts must necessarily be made through the Formal Exchange Market (i.e., through a bank).  On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

In connection with our capital increase approved in our shareholders meeting of April 30, 1999, we first amended our Foreign Investment Contract on September 7, 2000 and subsequently entered into a new Foreign Investment Contract on October 12, 2000.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank.  No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

The Compendium and International Bond Issuances

Chilean issuers may offer bonds internationally under Chapter XIV, as amended, of the Compendium of Foreign Exchange Regulations (the “Compendium”), issued by the Central Bank.

Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, non interest-bearing US dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for US dollar deposits plus a market spread that currently approximates 4%).  On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated.  Despite this elimination, the Central Bank may at any time reinstate the encaje.

C.	Material contracts.

None.

D.	Exchange controls.

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.

On January 23, 2002, the Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one.  The new Compendium is in effect since March 1, 2002.

With these new rules, the Central Bank ends a process of gradual deregulation of the foreign exchange market.

This new Compendium enhances the information gathered by the Central Bank and the quality of such information.  In addition, this new Compendium includes the main rules that modified the Compendium of Foreign Exchange Regulations in April 1991.  In other words, new cross-border investing and financing decisions will no longer be subject to the restrictions set forth in Article 49 of the Central Bank Law and the following restrictions do not apply:

•	the prior Central Bank authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•
the prior Central Bank authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

Back to Contents

•	the prior Central Bank authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

•	the limitations to the special prepayment and acceleration clauses contained in foreign loans;

•	the restrictions of minimum risk classification and the weighted duration for the issuance of bonds;

•	the limitations with respect to the currencies in which external debt can be issued or contracted;

•	the restrictions to the issue of ADRs; and

•	the reserve requirement on funds coming from abroad (which was already 0%).

E.	Taxation.

Chilean Tax Considerations

The following discussion summarizes certain Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rights as well as from the purchase, ownership and disposition of the shares and ADSs.  The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.  Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares, of ADSs evidenced by ADRs.

The summary which follows is based on Chilean law, all as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect.  Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law.  In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law.  Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations prospectively.  The discussion which follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.  There is no income tax treaty in force between Chile and the United States.

As used in this annual report, the term “foreign holder” means either:

•
in the case of an individual, a person who is not a resident in Chile; for purposes of Chilean taxation, an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•
in the case of a legal entity that is not organized under the laws of Chile, unless the shares, ADSs or Notes are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  On September 28, 2001, the income tax rate applicable to individuals who are Chilean residents, and the Chilean corporate tax  rate, were amended.  Until December 31, 2001, the corporate tax rate was

Back to Contents

15%.  As of January 1, 2002, the corporate tax rate was to 16%.  As of January 1, 2003, the corporate tax rate increased to 16.5% and it will be 17% in 2004.  At the same time, income tax rates applicable to individuals who are Chilean residents were lowered and will continue to be gradually decreased in the future.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 16.5% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (16.5% of Ch$100)	(16.5)
Net distributable income	83.5
Dividend distributed (50% of net distributable income)	41.7	5
Withholding tax (35% of the sum of Ch$41.75 dividend plus Ch$8.25)	(17.5)
Credit for 50% of Chilean corporate income tax	8.2	5
Net withholding tax	(9.2	5)
Net dividend received	32.5
Effective dividend withholding rate	22.1	6%

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) – (Chilean corporate income tax rate)
Withholding Tax Rate		1 – (Chilean corporate income tax rate)

Under Chilean tax law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.  Dividends generally are assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see note 8 to our consolidated financial statements.

Taxation on Sale or Exchange of Shares or ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs, or ADRs evidencing ADSs outside Chile will not be subject to Chilean taxation.

Taxation on shares acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 16.5% Chilean corporate income tax (which will increase to 17% in 2004) and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

In all other cases, gain on the disposition of shares will be subject to a flat 16.5% Chilean corporate income tax (which will increase to 17% in 2004) but will not be subject to the 35% Chilean withholding tax.

Taxation on shares acquired after April 19, 2001

On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired in a stock exchange, or in a tender offer

Back to Contents

subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

The tax basis of shares received in exchange for ADSs will be the acquisition value of the shares.  The valuation procedure set forth in the deposit agreement, which values shares at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose.  Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a non-taxable event.  In addition, there is no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There are no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

United States Tax Considerations

The following discussion describes the material U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.  The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.

This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under U.S. federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction or conversion transaction;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the US dollar;

Back to Contents

•	a person who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.

Moreover, the effect of any applicable U.S. state or local tax laws as well as of any foreign taxing jurisdiction is not discussed herein.

Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below.  This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true.  The U.S. Treasury has expressed concern that parties to whom ADRs are released may be taking actions that are inconsistent with the claiming of foreign tax credits.  Accordingly, the analysis of the creditability of Chilean taxes described below could be affected by actions that may be taken by the U.S. Treasury.

Taxation of dividends

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made in respect of our ADSs or shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction allowed to corporations under the Code.  Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met.  U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances.  Distributions in excess of current or accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your basis in the ADSs or shares and as capital gain thereafter, which will be long-term capital gain if you held our ADSs or shares for more than one year.  The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

To the extent such distributions are taxable (as discussed above), you will be required to include such distributions paid in Chilean pesos in a US dollar amount calculated by reference to the exchange rate in effect on the date you actually or constructively received such dividends, regardless of whether the pesos are in fact converted into US$ at that time.  If you hold shares, dividends and gains, if any, are treated as received on the date you receive your distribution.  If you hold ADSs, that date would be the date on which the Depositary receives the distribution.  If items received in pesos are not converted into US$ on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

Effect of Chilean withholding taxes

Payments of dividends on our ADSs or shares to foreign investors are subject to Chilean withholding taxes.  For U.S. federal income tax purposes, you will be treated as having received the gross amount of any dividend paid, including the net amount of Chilean taxes withheld by us and then as having paid over the withheld taxes to the Chilean tax authorities.  As a result, the amount of dividend income includible in gross income for U.S. federal income tax purposes by you in connection with a payment of dividends will be greater than the amount of cash actually received by you.

However, subject to generally applicable limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the net amount of Chilean income taxes withheld by us.  You must satisfy minimum holding-period requirements to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends.  A foreign tax credit will be denied for foreign taxes withheld on dividends in circumstances where you are under an obligation to make related payments in connection with positions in “substantially similar or related property.”  The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income.  For this purpose, depending on your particular circumstances, dividends paid by us on our ADSs or shares will generally constitute “passive income” or “financial

Back to Contents

services income.”  You are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

Sale or other disposition

Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition and your adjusted tax basis in the ADSs or shares.  This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition.  Capital losses are subject to limitations.  Any gain or loss will generally be U.S.-source gain or loss.  Certain gains recognized upon a sale or exchange of our shares or ADSs (except for ADSs that are disposed of outside Chile) are subject to Chilean income taxes.  Due to generally applicable limitations and restrictions, those taxes may not be creditable against your U.S. federal income tax liability.  You are urged to consult your tax adviser to determine the extent to which you may be entitled to foreign tax credits with respect to gains recognized upon sale or exchange of our shares or ADSs.

Passive Foreign Investment Company rules

We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2002 taxable year.  We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitutes passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

If we were treated as a PFIC for any taxable year during your holding period, gain recognized by you on a sale or other disposition of our ADSs or shares would be allocated ratably over your holding period for such ADSs or shares.  The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of our ADSs or shares in excess of 125 percent of the average of the annual distributions on our ADSs or shares received by you during the preceding three years or your holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections (including a mark-to-market election) may be available to United States persons that may ameliorate the adverse consequences of status.

Backup withholding and other reporting requirements

Payments of dividends and other proceeds in connection with our ADSs or shares by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as may be required under applicable regulations.  You will be subject to United States backup withholding on these payments if you fail to provide your taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding.  The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

F.	Dividends and paying agents.

Not applicable.

G.	Statement by experts.

Not applicable.

Back to Contents

H.	Documents on display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a Web site that contains information filed electronically with the SEC, which can be accessed over the internet at http://www.sec.gov.

I.	Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks associated with interest rates and foreign exchange rates.  These risks are constantly monitored and managed by our finance department and finance committee, which in turn report directly to the board of directors.  Since many of our subsidiaries are widely held, risk management criteria of such subsidiaries is determined by the Boards of Directors at each subsidiary.  In addition, we manage our participation in the remaining unmanaged exposure in order to mitigate market risk at a consolidated level.  The respective Boards of Directors must first approve risk management policies at all levels.  The tables included in this section show the net debt position of Enersis after cross-currency swaps, interest rate collars and interest rate swaps.

Our core businesses are the generation, transmission and distribution of electricity.  We do not enter into financial instruments for trading or speculative purposes.  As a result, all market risks are non-trading risks.

Commodity Price Risk

We are exposed to market fluctuations in the price of electricity, natural gas, and coal.  We manage our exposure to commodity prices by attempting to secure long-term contracts with our suppliers.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.

Interest Rate Risk

As of December 31, 2001 and 2002, 43.4% and 59.8%, respectively, of our outstanding debt obligations bore interest at floating rates of interest (primarily LIBOR-based and the Chilean interbank rate (TAB)).  We manage interest rate risk by maintaining an appropriate mixture of both variable and fixed rate debts.  Additionally, we manage interest rate risk through the use of interest rate swaps and collars.

Back to Contents

As of December 31, 2002, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	As of December 31,

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF -denominated	11,566	11,986	13,587	58,181	17,305	169,558	282,184	273,204
Weighted average interest rate	6.0%	6.0%	6.0%	5.9%	5.9%	5.9%	5.9%
US$-denominated	264,715	20,134	88,583	441,179	93,664	1,167,357	2,075,633	2,028,498
Weighted average interest rate	7.4%	7.5%	7.5%	7.5%	7.8%	7.8%	7.6%
Other currencies (2)	25,615	29,374	14,486	68,500	9,093	20,660	167,727	174,506
Weighted average interest rate	8.2%	8.0%	8.1%	7.8%	8.6%	9.7%	8.2%
Variable rate:
Ch$- and UF -denominated	59,812	1,034,123	0	0	0	0	1,093,935	963,997
Weighted average interest rate	5.1%	4.0%	—	—	—	—	4.1%
US$-denominated	549,352	1,231,841	28,675	10,793	10,488	22,833	1,853,981	1,811,630
Weighted average interest rate	2.8%	3.6%	5.1%	5.7%	6.1%	6.5%	3.4%
Other currencies (2)	647,319	27,912	32,613	33,035	25,400	137,655	903,933	887,482
Weighted average interest rate	12.0%	11.5%	11.5%	11.5%	11.4%	11.3%	11.9%

Total	1,558,378	2,355,369	177,943	611,689	155,950	1,518,063	6,377,393	6,139,317

(1)
As of December 31, 2002.  Fair values were calculated based on the discounted value of future cash flows expected to be paid  (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes €, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Back to Contents

By comparison, as of December 31, 2001, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	As of December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF -denominated	9,440	9,829	10,239	10,673	108,586	110,160	258,927	256,124
Weighted average interest rate	6.01%	6.02%	6.03%	6.04%	6.05%	6.16%
US$-denominated	122,769	261,494	53,287	86,934	358,226	1,195,839	2,078,549	2,034,076
Weighted average interest rate	8.89%	7.35%	6.45%	7.13%	7.56%	7.72%
Other currencies (2)	116,636	6,853	—	—	—	5,667	129,156	130,288
Weighted average interest rate	13.26%	11.50%	—	—	—	6.00%

Variable rate:
Ch$- and UF -denominated	54,569	983,286	46,769	—	—	—	1,084,624	1,089,630
Weighted average interest rate	5.68%	4.81%	5.31%	—	—	—
US$-denominated	207,186	578,013	969,188	80,711	1,557	62,037	1,898,692	1,898,693
Weighted average interest rate	3.00%	4.50%	5.37%	6.27%	6.14%	6.07%
Other currencies (2)	188,581	327,644	28,822	1,953	109,371	126,205	782,576	782,574
Weighted average interest rate	3.91%	5.43%	7.35%	5.67%	11.86%	12.30%

Total	699,181	2,167,119	1,108,305	180,271	577,740	1,499,908	6,232,524	6,191,385

(1)
As of December 31, 2001.  Fair values were calculated based on the discounted value of future cash flows expected to be paid  (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes €, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar.  This risk is mitigated, as a substantial portion of our revenues are linked to the US dollar either directly or indirectly.  For example, more than 80% of revenues from Endesa-Chile are linked to the US dollar.  Despite these natural hedges, to a certain extent we remain subject to such exchange rate fluctuations between the Chilean peso and the US dollar, which we manage through the use of US dollar/UF forward foreign exchange contracts.

Prior to our acquisition of a controlling interest in Endesa-Chile, we did not manage foreign exchange rate risk.  This risk management policy changed in 1999 due to the instability of the Chilean peso and the change in the trend, in which the UF , or inflation-indexed peso, began to devaluate against the United States dollar.  We now manage foreign currency risk on a consolidated basis to the extent that such risks are not managed at the subsidiary level, for those amounts not fully hedged due to the existence of minority interests in these subsidiaries.  In order to hedge the risk of fluctuations between the US dollar and the Chilean peso, we enter into forward foreign currency contracts.  In addition, through Endesa-Chile, we enter into exchange rate swaps, futures and other similar derivative instruments in order to hedge the currency fluctuations in foreign currency debt.

Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for

Back to Contents

accounting purposes our results from operations are affected by variations in the exchange rate between the US dollar and the Chilean peso, due to the application of Technical Bulletin No. 64.  Under this Chilean accounting standard, the effects of re-measuring many of our non-Chilean investments into US dollars are recorded in income, while the accumulated effects of Chilean peso to US dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement due to the effects of Chilean inflation on such foreign investment amounts.

Foreign currency gains and losses are included in the results of operations for the period together with price-level restatement.

As of December 31, 2002, the recorded values for our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	As of December 31,

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
US$-denominated	264,715	20,134	88,583	441,179	93,664	1,167,357	2,075,633	2,028,498
Other currencies (2)	25,615	29,374	14,486	68,500	9,093	20,660	167,727	174,506
Variable rate
US$-denominated	549,352	1,231,841	28,675	10,793	10,488	22,833	1,853,981	1,811,630
Other currencies (2)	647,319	27,912	32,613	33,035	25,400	137,655	903,933	887,482

Other instruments (3)
US$-denominated assets	274,016	—	—	—	—	—	274,016	274,016
Assets in other currencies (2)	510,133	—	—	—	—	—	510,133	510,133

Forward contracts
(receive US$/Pay Ch$) (1)	271,635	0	0	0	0	0	271,635	(1,116)

Other foreign currency derivatives (2)	786,105	537,726	60,107	966,171	0	58,854	2,408,962	13,194

(1)
Calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the €, Brazilian real, the Colombian pesos and Peruvian soles among others.
(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements.)

Back to Contents

As of December 31,  2001, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	As of December 31,

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
US$-denominated	122,769	261,494	53,287	86,934	358,226	1,195,839	2,078,549	2,034,076
Other currencies(2)	116,636	6,853	—	—	—	5,667	129,156	130,288
Variable rate
US$-denominated	213,431	595,438	998,404	83,144	1,604	63,906	1,955,927	1,898,693
Other currencies(2)	188,581	327,644	28,822	1,953	109,371	126,205	782,575	782,574
Other instruments(3)
US$-denominated assets	145,856	—	—	—	—	—	145,856	145,856
Assets in other currencies(2)	584,404	—	—	—	—	—	584,404	584,404
Forward contracts
(receive US$/Pay Ch$-UF)(1)	(8,826)	—	—	—	—	—	(8,826)	(8,404)
Other foreign currency derivatives(2)	(37,635)	(33,373)	(4,225)	(436)	(48)	(4,561)	(80,278)	(98,569)

(1)
Calculated based on the Observed Exchange Rate as of December 31, 2001, which was Ch$654.79 = US$1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the €, Brazilian real, the Colombian pesos and Peruvian soles among others.
(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements.)

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

Back to Contents

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

E.	Use of proceeds.

Not applicable.

Item 15.	Controls and Procedures

Within 90 days prior to the date of this annual report, Enersis, under the supervision and with the participation of its management, including the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Enersis’ disclosure controls and procedures.  Based on this evaluation, Enersis’ Chief Executive Officer and Chief Financial Officer concluded that Enersis’ disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Enersis is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.  Enersis’ management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

There have been no significant changes in Enersis’ internal controls or other factors that could significantly affect internal controls subsequent to the date of their evaluation.

Item 16.	[Reserved]

Back to Contents

PART III

Item 17.	Financial Statements

None.

Item 18.	Financial Statements

Click Here for Index

Enersis S.A. and Subsidiaries

Audited Consolidated Financial Statements as of
December 31, 2001 and 2002 and for the years then
ended December 31, 2000, 2001 and 2002

Enersis S.A. and Subsidiaries

Back to Index

Deloitte & Touche Sociedad de Auditores y Consultores Limitada Av. Providencia 1760, Pisos 6°, 7°, 8° y 9°
Santiago Chile
Tel : (56-2) 270 3000 Fax: (56-2) 374 9177 www.deloitte.cl	Deloitte & Touche

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of Enersis S.A.:

We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended (expressed in constant Chilean pesos). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the 2002 financial statements of certain subsidiaries and investees, representing 34.44% and 30.40% of consolidated total assets and consolidated total revenues, respectively. These financial statements were audited by other auditors, whose reports have been provided to us. The report of these auditors on the financial statements of the subsidiary Edesur S.A., contains an emphasis that explains Argentina’s politically and economically unstable situation. Our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors. The consolidated financial statements of the Company for the years ended December 31, 2000 and 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 26, 2002 and included an explanatory paragraph that described on uncertainty arising from the effect of the politically and economically unstable situation in Argentina. Their report referred to other auditors, who, in turn, referred to other auditors, who have ceased to exist.

We conducted our audit in accordance with generally accepted auditing standards in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enersis S.A. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

Back to Index

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Chilean pesos for the year ended December 31, 2002 and the determination of shareholder’s equity, also expressed in Chilean pesos, at December 31, 2002 to the extent summarized in Note 34 to the consolidated financial statements.

Our audit also comprehended the translation of Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

As discussed above, the consolidated financial statements of Enersis S.A. and Subsidiaries as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased opeerations. As described in Note 34 I (i), these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 34 I(i) with respect to 2000 and 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconcilation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2000 and 2001 in Note 34 I(i) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 and 2001 consolidated financial statements of the Company and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 consolidated financial statements taken as a whole.

Deloitte & Touche
Santiago, Chile
January 31, 2003
(except for Notes 2(a), 2(c) and 34 for which the dates are June 16, 2003)

Back to Index

[LOGO OF ERNST & YOUNG]	Huérfanos	Teléfono :	(56-2) 676 1000
	Santiago, Chile	Fax :	(56-2) 676 1010
		Casilla :	2823

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements as of December 31, 2002 and for the year then ended of certain consolidated companies which statements reflect total revenues and total assets representing of 31.93 percent and 40.06 percent respectively, of the related consolidated totals. We also did not audit the financial statements as of December 31, 2002 and for the year then ended of certain investments accounted for under the equity method, which statements reflect investments and equity participation in income of 0.87 percent and 61.23 percent, respectively, of total assets and total net income, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors. The report of other auditors over the consolidated financial statements of the subsidiary, Endesa Argentina S.A. and subsidiaries, contains an emphasis paragraph regarding the instability of the economic and political situation in Argentina.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chille.

Firma miembro de Ernst & Young Global

Back to Index

[LOGO OF ERNST & YOUNG]

Accounting principles generally accepted in Chile varyin certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 34 of the Notes to the consolidated financial statements.

ERNST & YOUNG LTDA.

/s/ Ernst & Young LTDA.
Santiago, Chile
January 24, 2003
(except for Notes 32 and 34 for which the dates are June 12,2003)

Firma miembro de Ernst & Young Global

Back to Index

Colombia
Tel : 57 1 546 1810 Fax : 57 1 217 2088
www.deloitte.com.co	Deloitte & Touche

Report of Independent Auditors
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of
Endesa de Colombia S.A.:

We have audited the accompanying consolidated balance sheet of Endesa de Colombia S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended at December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa de Colombia S.A. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 27 of the Notes to the consolidated financial statements.

Carlos Eduardo Tovar
/s/ Carlos Eduardo Tovar	/s/ Deloitte Colombia LTDA
January 17, 2003, Bogotá, Colombia	DELOITTE COLOMBIA LTDA.

Back to Index

Florida 231 Piso 5 Buenos Aires-Argentina
www.deloitte.com.ar	Deloitte & Touche

AUDITORS’ REPORT

To the President and the Board of Directors of
Endesa Argentina S.A.

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2002 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the company for the year ended at December 31, 2001, were audited by other auditors who were member firm of a worldwide organization that has ceased operations. Those auditors expressed a qualified opinion due to an scope limitation on those financial statements in their report dated March 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also included assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and Subsidiaries as of December 31, 2002, and the consolidated results of their operations and their consolidated cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Back to Index

As described in notes 37 and 38 to the financial statements referred to above, on January 2002 the Argentine Government approved certain economic measures with a negative impact on the Argentine economy and on the Company’s operations including: the devaluation of the Argentine peso; the default on the public external debt; the pesification of assets and liabilities denominated in foreign currency held in the country; the restriction on transfers of funds abroad, which require prior authorization from the Central Bank of the Republic of Argentina; and the pesification of the utilities rates. Taking into account that the official position of the Argentine Government related to the energy prices has not been defined yet, and that the rates of utilities renegotiation has not begun, as of the date of approval of these financial statements the future evolution of the electrical sector cannot be assessed in the short and medium term. Also, the Argentine Government continues to issue additional and supplementary measures, as described in note 28.1 to the financial statements referred to above, in respect of the “Agreement  related to the work order No. 4322.” As a consequence of the economic crisis, and in particular of the electrical sector, the Company is in negotiations to reschedule the maturity of some loans. The above described situations generate uncertainties in respect of the effects of the measures, to be taken by the Argentine Government related to the economic policy and, in particular, related to the electrical sector, could have on the Company’s consolidated financial position, the consolidated results of its operations and its future consolidated cash flows.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholders’ equity as of December 31, 2002 and the consolidated results of operations for the year ended December 31, 2002, to the extent summarized in Note 39 to the consolidated financial statements.

Buenos Aires, January 17, 2003, except for the fifth paragraph for which the date is April 30, 2003

DELOITTE & Co. S.R.L.

/s/ Carlos A. Lloveras
CARLOS A. LLOVERAS
(Partner)

Back to Index

[LOGO OF ERNST & YOUNG]	Pistrell, Henry Martin Asociados SRL	Tel: (5411)4318-1600/4311-6644
	25 de Mayo 487 -C 1002ABI	Fax: (5411)4312-8647/4318-1777
	Buenos Aires, Argentina	www.????

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
EMPRESA DISTRIBUIDORA SUR S.A.
(EDESUR S.A.)

We have audited the balance sheet of  EDESUR S.A. (an Argentine corporation) as of December 31, 2002, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, all expressed in U.S. dollars (not presented separately herein). Those financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on those financial statements based on our audit.

The financial statements of EDESUR S.A. as of December 31, 2001 and 2000, and for the years then ended (not presented separately herein), have been audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 26, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above (not presented separated herein) present fairly, in all material respects, the financial position of EDESUR, S.A. as of December 31, 2002, and the results of the operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected shareholders’ equity as of December 31, 2002 and the results of operations for the year ended December 31, 2002 to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina	PISTRELLI HENRY MARTIN Y ASOCIADOS S.R.L
February 7, 2003	(Member Firm of Ernst & Young Global)
/s/ Enrique C. Grotz
ENRIQUE C. GROTZ
Partner

Back to Index

Deloitte Touche Tohmatsu Av. Presidente Wilson 231 Rio De Janeiro Brasil Telefono (21) 3981 - 0500 www.deloitte.com.br	Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada – GO, Brazil

1.
We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the related statements of income and cash flows for the years then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.
As of December 31, 2002, the Company has recorded, as current and non-current assets, accounts receivable in the amount of US$14,348 thousand and, as current liabilities, accounts payable in the amount of US$14,921 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

5.
The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

Back to Index

Centrais Elétricas Cachoeira Dourada S.A.

6.
The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the years ended December 31, 2002 and 2001 and the shareholders’ equity of Centrais Electricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the financial statements.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Index

Deloitte Touche Tohmatsu Av. Presidente Wilson 231 Rio De Janeiro Brasil Telefone: 21 3981-0500 www.deloitte.com.br	Deloitte Touche Tohmatsu

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ. Brazil

1.
We have audited the balance sheet of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the related statements of income and cash flows for the year then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.
As of December 31, 2002, the Company has recorded, as current assets, accounts receivable in the amount of US$11,928 thousand and, as current liabilities, accounts payable in the amount of US$15,185 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

5.
The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

Back to Index

CIEN – Companhia de Interconexão Energética

6.
The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and the shareholders’ equity of CIEN – Companhia de Interconexão Energética as of December 31, 2002, to the extent summarized in Note 24 to the financial statements.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Back to Index

Av. Providencia 1760, Pisos 6,7,8 y 9 Santiago Chile Tel: (56-2) 270 3000 Fax: (56-2) 374 9177 www.deloitte.cl	Deloitte & Touche

INDEPENDENT AUDITORS’ REPORT

To the President and Directors of
Empresa Nacional de Electricidad S.A.

We have audited the consolidated balance sheets of Empresa Nacional de Electricidad S.A. and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income and of cash flows for each of the two years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for 2000 and 2001 of certain consolidated companies, which statements reflect total assets constituting 41.99% (41.18% in 2000) and total revenues constituting 41.92% (48.56% in 2000 and 55.06% in 1999) as of December 31, 2001, of the related consolidated totals. Those financial statements were audited by other auditors for the purpose of the Company’s Chilean annual financial statements and their reports have been furnished to us. The report of these auditors on the 2001 financial statements of Endesa Argentina S.A. include emphasis paragraphs expressing the uncertainty on the Argentinean subsidiaries’ capacity to meet their obligations and continue operations, and to disclose the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the companies. Our opinion, insofar as it relates to the amounts included for those companies for 2000 and 2001, is based solely on the reports of such other auditors. Their report referred to other auditors, one of whom was a member firm of a worldwide organization that has ceased operations, and another who has ceased to exist.

We conducted our audits in accordance with auditing standards generally accepted in Chile and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provides a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Empresa Nacional de Electricidad S.A. and subsidiaries as of December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Chile.

Back to Index

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Chilean pesos for each of the two years in the period ended at December 31, 2001 and the determination of shareholder’s equity, also expressed in Chilean pesos, at December 31, 2000 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

As indicated in Note 26, the Company holds direct investments in Argentinean subsidiaries and indirect investments through the subsidiaries Compañía Eléctrica Cono Sur S.A. and Inversiones Endesa Norte S.A., whose financial statements show total assets and revenues amounting to 13.58% and 21.42%, respectively, of the corresponding consolidated totals. Due to the current economic situation in Argentina and considering the effects of the application of the Public Emergency Law referred to in Note 31, these direct and indirect subsidiaries are exposed to situations that might affect the values of their assets and liabilities and uncertainties arise with respect to their capacity to meet their obligations and continue operations. The present financial statements do not include adjustment that might arise from the resolution of these uncertainties.

/s/ Deloitte & Touche

Santiago, Chile
February 1, 2002

Back to Index

The Report of Langton Clarke-a member firm of Andersen Worlwide SC, below is a copy of their previously issued report contained in Enersis S.A. Annual Report on form 20-F for the year ended December 31, 2001. Langton Clarke - A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20F.

Langton Clarke	Huerfanos 770, Piso 5	Teléfono	(56 2) 676 1000
	Santiago - Chile	Fax	(56 2) 676 1010
Langton Clarke Auditores y Consultores Limitada

Firma miembro de
Andersen Worldwide SC

Report of Independent Accountants

To the Shareholders of Enersis S.A.:

We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of the subsidiary Endesa-Chile S.A. which statements reflect total revenues of 32 percent, 18 percent, and 23 percent in 1999,2000, and 2001, respectively and total assets of 30 percent and 30 percent in 2000 and 2001, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Chile, but do not conform with accounting principles generally accepted in the United States. A reconciliation of consolidated net income and shareholders’ equity, as revised, under accounting principles generally accepted in Chile to the corresponding amounts that would be reported in accordance with United States generally accepted accounting principles, except for the omissions, as allowed pursuant to Item 18 of Form 20-F, of adjustments necessary to eliminate the effect of price-level changes and the translation of non-Chilean operations described in Notes 2 (c) and 2 (I), is set forth in Note 33 to these consolidated financial statements.

As described in Notes 11, 31 (a) and 33 (p) to these financial statements, the Company has significant investments in Argentina, which are affected by the severe economic and political uncertaities affecting that country and the devaluation of the Argentine peso.  Such investments represent 14 percent of total assets as of December 31, 2001, 27 percent of total revenues and 21 percent of total operating income for the year ended December 31, 2001.

Back to Index

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and Subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in Chile.

As described in Note 3, starting January 1, 2000, the Company modified the method in which income taxes are recorded, recognizing deferred taxes prospectively.

/s/ Langton Clarke

LANGTON CLARKE

Santiago (Chile)
February 26, 2002
(except for Notes 2 (a), 2 (c), 27, 31 and 33 for which the dates are June 25, 2002)

Back to Index

The report of Pistrelli Diaz y Asociados - A Member Firm of Andersen Worldwide SC, below is a copy of their previously issued report contained in Endesa Chile S.A. Annual Report on form 20-F for the year ended December 31, 2001. Pistrelli Diaz y Asociados - A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20-F

ANDERSEN

Pistrelli, Diaz y Asociados
Firma Miembro de Andersen
25 de Mayo 487
1002 Buenos Aires
Argentina

Tel 54 11 4318 1800 4311 8644
Fax 5411 4312 8647 4318 1777

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

(English translation of the report originally issued in Spanish)

To the Board of Directors of
ENDESA ARGENTINA S.A:

1.
We have audited the consolidated balance sheets of ENDESA ARGENTINA S.A. (the “Company”) and its subsidiaries ENDESA BRASIL PARTICIPAÇOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the related consolidated statements of income and cash flows for the years then ended, not presented separately herein, all expressed in thousands of constant Chilean pesos. Those financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on those financial statements based on our audits.

2.
We conducted our audits in accordance with generally accepted auditing standards in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
As described in note 38 to the financial statements referred to above (not presented separately herein), in the last few months, a deep change has been implemented in the economic framework of Argentina as well as in the Convertibility Law that was in place since March 1991. The main consequences of the set of measures adopted by the Argentine Federal Government, which are detailed in the above mentioned note, have been (a) the devaluation of the Argentine peso with respect to the US dollar and de-dollarization of certain assets and liabilities in foreign currency held in the country; (b) de-dollarization of utilities rates previously agreed-upon in US dollars and subsequent renegotiation in each particular case; (c) the implementation of restrictions on the withdrawal of funds deposited with financial institutions; (d) the restriction on transfers abroad on account of financial loan principal service and dividend distributions without prior authorization from the Central Bank; and (e) the increase in domestic prices. The future development of the economic crisis may require further measures from the Argentine Federal Government. The above mentioned financial statements, should be read taking into account the issues mentioned above.

4.
In our opinion, the consolidated financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of ENDESA ARGENTINA S.A. and its subsidiaries ENDESA BRASIL PARTICIPAÇOES LTD., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

Back to Index

[LOGO OF ANDERSEN]

5.
As described in note 15 to the financial statements referred to above (not presented separately herein), as of the date of issuance thereof, HIDROELECTRICA EL CHOCON S.A. has been unable to repay yet past-due corporate bonds amounting to about USD 140 million. In addition, as mentioned in Note 28.2 to the above mentioned financial statements, as of December 31, 2001, CENTRAL COSTANERA S.A. does not meet a financial ratio required by the syndicated bank loan agreement, recorded under current liabilities in the amount of about CLP 62,240 million. Considering that this represents a breach of contractual provisions for this loan and for other loans with cross-default clauses, the lenders are entitled to demand accelerated repayment. As of December 31, 2001 HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. have negative working capital, which creates substantial doubt, among others, on the ability to pay their obligations. In addition, due to the negative exchange rate difference derived from devaluation mentioned in note 38 to the above mentioned financial statements, ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. could enter into the mandatory dissolution for loss of capital stock, as provided for by the Business Associations Law No. 19,550, which creates substantial doubt, among others, on the continuity of the operations of these Companies.

The continuity of the operations of ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A., and CENTRAL COSTANERA S.A. will depend on their ability to pay their obligations and the ability of ENDESA ARGENTINA S.A. and CENTRAL COSTANERA S.A. to restore its capital stock. The financial statements referred to above have been prepared assuming that ENDESA ARGENTINA S.A., HIDROELECTRICA EL CHOCON S.A., HIDROINVEST S.A. and CENTRAL COSTANERA S.A. will continue as going concerns; therefore, the financial statements referred to above do not include any adjustments that might result from the outcome of these uncertainties.

Buenos Aires,	PISTRELLI, DIAZ Y ASOCIADOS
March 8, 2002
/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

Back to Index

The report of Arthur Andersen y Cía. Ltda - A Member Firm of Andersen Worldwide SC, below is a copy of their previously issued report contained in Endesa Chile S.A. Annual Report on Form 20-F for the year ended December 31, 2001. Arthur Andersen y Cía. Ltda - A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20F.

LOGO OF ARTHUR ANDERSEN

Report of independent Accountants	Arthur Andersen y Cía.Ltda

Carrera 7 No. 74. 09
Apartado Aéreo 075874
(Translation of a report originally issued in Spanish - (see Note 2 to the Financial Statements)	Bogota D.C.
Colombia

Tel 57 1 546 18 10 • ?48 18 15
Fax 57 1 2 17 80 58 314 56 56

To the Shareholders of
Endesa de Colombia S.A. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa de Colombia S.A. and Subsidiaries (the “Company”) as of December 31, 2000 and 2001 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2001, all expressed in thousands of constant Chilean pesos. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa de Colombia S.A. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

/s/ CÉSAR CHENG	/s/ ARTHUR ANDERSEN & CIA LTDA.
César Cheng	ARTHUR ANDERSEN & CIA LTDA.
January 18, 2002, Bogotá, Colombia

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThUS$
ASSETS				(Note 2)

CURRENT ASSETS:
Cash		37,648,796	48,184,878	67,053
Time deposits	4	178,113,234	145,626,894	202,651
Marketable securities		203,072	1,543,290	2,148
Accounts receivable, net	5	550,248,992	458,839,724	638,510
Notes receivable, net	5	5,683,330	5,131,349	7,141
Other accounts receivable, net	5	72,220,719	62,776,096	87,358
Amounts due from related companies	6a	18,019,578	195,398,835	271,912
Inventories	7	77,424,074	60,382,653	84,027
Income taxes recoverable	8a	57,510,102	54,435,976	75,752
Deferred income taxes	8e	24,162,101	51,955,793	72,300
Prepaid expenses		13,971,567	7,666,018	10,668
Other current assets	9	127,241,229	132,021,608	183,718

Total current assets		1,162,446,794	1,223,963,114	1,703,238

PROPERTY, PLANT AND EQUIPMENT, NET	10	9,625,049,659	9,879,458,183	13,748,011

OTHER ASSETS:
Investments in related companies	11	167,448,008	194,164,157	270,194
Investments in other companies	12	149,560,997	159,466,794	221,910
Long-term receivables	5	101,903,562	125,850,513	175,130
Goodwill, net	13a	1,318,832,593	847,513,499	1,179,379
Negative goodwill, net	13b	(181,194,560)	(95,172,950)	(132,440)
Amounts due from related companies	6a	170,667,792	898,167	1,250
Intangibles		71,697,080	80,915,893	112,601
Accumulated amortization		(25,148,069)	(34,648,290)	(48,216)
Other assets	14	198,535,455	238,755,596	332,246

Total other assets		1,972,302,858	1,517,743,379	2,112,054

TOTAL ASSETS		12,759,799,311	12,621,164,676	17,563,303

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThCh$
LIABILITIES AND SHAREHOLDERS’ EQUITY				(Note 2)
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	15a	301,010,064	425,049,260	591,488
Current portion of long-term debt due to banks and financial institutions	15b	425,536,729	605,261,953	842,268
Promissory notes	18	54,630,248	13,189,514	18,354
Current portion of bonds payable	19a	62,848,322	498,501,344	693,702
Current portion of long-term notes payable		26,580,340	41,628,914	57,930
Dividends payable		7,008,951	14,554,203	20,253
Accounts payable		258,955,300	222,075,984	309,036
Short-term notes payable		45,429,070	4,833,074	6,726
Miscellaneous payables		53,324,443	73,417,551	102,166
Amounts payable to related companies	6b	31,120,649	16,285,712	22,663
Accrued expenses	20a	79,920,329	84,930,321	118,187
Withholdings		53,957,592	55,485,759	77,213
Income taxes payable	8a	77,283,022	27,532,029	38,313
Deferred income		11,314,564	9,085,674	12,643
Other current liabilities	17	150,383,758	59,541,957	82,857

Total current liabilities		1,639,303,381	2,151,373,249	2,993,799

LONG-TERM LIABILITIES:
Due to banks and financial institutions	16	1,971,249,920	1,691,338,670	2,353,625
Bonds payable	19b	2,271,468,659	2,097,845,568	2,919,310
Long-term notes payable		215,513,230	220,886,690	307,381
Accounts payable		34,746,948	22,606,529	31,459
Amounts payable to related companies	6b	1,001,707,159	988,291,605	1,375,282
Accrued expenses	20b	234,388,938	226,922,617	315,780
Deferred income taxes	8e	36,059,964	61,740,871	85,917
Other long-term liabilities		67,228,005	103,975,862	144,690

Total long-term liabilities		5,832,362,823	5,413,608,412	7,533,444

MINORITY INTEREST	21a	4,073,571,128	4,050,602,721	5,636,719

COMMITMENTS AND CONTINGENCIES	28
SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value		751,208,197	751,208,197	1,045,363
Additional paid-in capital – share premium		33,370,057	33,370,057	46,437
Other reserves		27,176,075	41,942,477	58,366
Retained earnings		360,653,617	402,807,650	560,537
Net income (loss) for the year		42,154,033	(223,748,087)	(311,362)

Total shareholders’ equity		1,214,561,979	1,005,580,294	1,399,341

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,759,799,311	12,621,164,676	17,563,303

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

		Years ended December 31,

	Note	2000	2001	2002	2002

		ThCh$	ThCh$	ThCh$	ThCh$
					(Note 2)
OPERATING INCOME:
SALES		2,757,047,098	3,059,380,761	2,485,873,220	3,459,280
COST OF SALES		(1,895,035,057)	(2,025,312,072)	(1,730,050,356)	(2,407,496)

GROSS PROFIT		862,012,041	1,034,068,689	755,822,864	1,051,784
ADMINISTRATIVE AND SELLING EXPENSES		(309,262,420)	(279,524,922)	(223,178,503)	(310,570)

OPERATING INCOME		552,749,621	754,543,767	532,644,361	741,214

NON-OPERATING INCOME AND EXPENSE:
Interest income		74,161,853	56,592,832	85,284,624	118,680
Equity in income of related companies	11b	4,547,446	3,629,292	14,996,244	20,868
Other non-operating income	23a	463,501,342	194,693,581	308,143,887	428,805
Equity in losses of related companies	11b	(4,470,693)	(14,328,089)	(6,732,461)	(9,369)
Amortization of goodwill	13a	(71,713,807)	(80,576,348)	(506,344,171)	(704,616)
Interest expense		(500,043,818)	(452,801,275)	(439,536,318)	(611,646)
Other non-operating expenses	23b	(118,890,049)	(183,929,244)	(241,196,604)	(335,643)
Price-level restatement, net	24	(15,251,993)	2,175,075	4,964,890	6,909
Exchange difference, net	25	(1,251,722)	(30,542,651)	(16,110,247)	(22,419)

NON-OPERATING EXPENSE, NET		(169,411,441)	(505,086,827)	(796,530,156)	(1,108,431)

INCOME (LOSS) BEFORE INCOME TAXES
EXTRAORDINARY ITEMS, MINORITY INTEREST
AND AMORTIZATION OF NEGATIVE GOODWILL		383,338,180	249,456,940	(263,885,795)	(367,217)
INCOME TAXES	8f	(146,323,505)	(129,850,137)	(66,016,985)	(91,868)
EXTRAORDINARY ITEMS	26	—	—	(22,375,640)	(31,137)

INCOME (LOSS) BEFORE MINORITY INTEREST AND
AMORTIZATION OF NEGATIVE GOODWILL		237,014,675	119,606,803	(352,278,420)	(490,222)
MINORITY INTEREST	21b	(184,000,228)	(125,152,619)	16,282,559	22,658

INCOME BEFORE AMORTIZATION OF NEGATIVE
GOODWILL		53,014,447	(5,545,816)	(335,995,861)	(467,564)
AMORTIZATION OF NEGATIVE GOODWILL	13b	42,646,957	47,699,849	112,247,774	156,202

NET INCOME (LOSS) FOR THE YEAR		95,661,404	42,154,033	(223,748,087)	(311,362)

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

	Number of shares	Paid-in capital	Additional paid-in capital	Other reserves	Retained earnings	Net income (loss) for the year	Total

	(in thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2000	6,800,000	398,624,586	24,184,786	23,295,280	330,716,485	(78,158,729)	698,662,408
Transfer of prior year income to retained earnings	—	—	—	—	(78,158,729)	78,158,729	—
Price-level restatement of capital	—	22,015,443	1,203,739	1,094,879	11,870,214	—	36,184,275
Changes in equity of affiliates	—	—	—	(18,382,462)	—	—	(18,382,462)
Cumulative translation adjustment	—	—	—	1,259,024	—	—	1,259,024
Issuance of shares	1,491,020	286,758,950	6,035,445	—	—	—	292,794,395
Net income for the year	—	—	—	—	—	90,082,590	90,082,590

As of December 31, 2000	8,291,020	707,398,979	31,423,970	7,266,721	264,427,970	90,082,590	1,100,600,230

As of December 31, 2000 (1)	8,291,020	751,208,197	33,370,057	7,716,749	280,803,994	95,661,405	1,168,760,402

As of January 1, 2001	8,291,020	707,398,979	31,423,970	7,266,721	264,427,970	90,082,590	1,100,600,230
Transfer of prior year income to retained earnings	—	—	—	—	90,082,590	(90,082,590)	—
Dividends	—	—	—	—	(14,976,824)	—	(14,976,824)
Price-level restatement of capital	—	21,929,368	974,144	225,268	10,615,407	—	33,744,187
Cumulative translation adjustment	—	—	—	18,892,550	—	—	18,892,550
Net income for the year	—	—	—	—	—	40,926,246	40,926,246

As of December 31, 2001	8,291,020	729,328,347	32,398,114	26,384,539	350,149,143	40,926,246	1,179,186,389

As of December 31, 2001 (1)	8,291,020	751,208,197	33,370,057	27,176,075	360,653,617	42,154,033	1,214,561,979

As of January 1, 2002	8,291,020	729,328,347	32,398,114	26,384,539	350,149,143	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	—	40,926,246	(40,926,246)	—
Price-level restatement of capital	—	21,879,850	971,943	791,536	11,732,261	—	35,375,590
Cumulative translation adjustment	—	—	—	14,766,402	—	—	14,766,402
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	8,291,020	751,208,197	33,370,057	41,942,477	402,807,650	(223,748,087)	1,005,580,294

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

	Years ended December 31,

	2000	2001	2002	2002

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	95,661,405	42,154,033	(223,748,087)	(311,362)
GAIN (LOSSES) FROM SALES OF ASSETS:
Gain on sale of property, plant and equipment	(62,896,876)	(5,734,441)	(1,095,916)	(1,525)
Gain on sale of investments	(208,107,787)	—	—	—
Charges (credits) to income which do not represent cash flows:
Depreciation	400,622,477	426,020,442	454,471,134	632,431
Amortization of intangibles	34,072,887	8,031,971	10,389,287	14,457
Write-offs and accrued expenses	94,139,743	83,298,120	55,938,311	77,842
Equity in income of related companies	(4,547,446)	(3,629,292)	(14,996,244)	(20,868)
Equity in losses of related companies	4,470,693	14,328,089	6,732,461	9,369
Amortization of goodwill	71,713,807	80,576,348	506,344,171	704,616
Amortization of negative goodwill	(42,646,957)	(47,699,849)	(112,247,774)	(156,201)
Price-level restatement, net	15,251,993	(2,175,075)	(4,964,890)	(6,909)
Foreign currency translation, net	1,251,722	30,542,651	16,110,247	22,419
Other credits to income which do not represent cash flows	(49,576,106)	(85,418,284)	(229,054,815)	(318,747)
Other charges to income which do not represent cash flows	113,338,851	69,401,896	147,655,390	205,474
Changes in assets which affect cash flows:
Decrease in trade receivables	(109,394,076)	119,961,261	55,973,106	77,891
Decrease in inventory	23,105,545	1,211,389	11,768,733	16,377
Decrease (increase) in other assets	(53,360,920)	24,428,653	(23,047,923)	(32,073)
Changes in liabilities which affect cash flows:
Decrease in accounts payable associated with operating results	(2,742,827)	(62,185,972)	(49,587,699)	(69,005)
Increase in interest payable	99,951,611	7,825,819	55,125,046	76,711
Increase (decrease) in income tax payable	11,473,486	(54,073,346)	(45,838,237)	(63,787)
Increase (decrease) in other accounts payable associated with non-operating results	(75,419,017)	(93,868,474)	30,029,884	41,789
Net decrease in value added tax and other similar taxes payable	(1,671,587)	(117,627,568)	(1,891,294)	(2,632)
Income (loss) attributable to minority interest	184,000,228	125,152,619	(16,282,559)	(22,658)

Net cash flows provided by operating activities	538,690,849	560,520,990	627,782,332	873,609

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

	Years ended December 31,

	2000	2001	2002	2002

	ThCh$	ThCh$	ThCh$	ThUS$
				(Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares	314,324,467	—	—	—
Subsidiary issuance of shares minoritary interest	—	—	1,905,653	2,652
Proceeds from the issuance of debt	1,600,212,553	1,936,899,708	978,914,577	1,362,233
Proceeds from bond issuances	52,538,205	280,374,847	131,515,409	183,014
Other sources of financing	44,863,139	57,920,839	26,348,466	36,666
Distribution of capital in subsidiary	—	—	(119,286,568)	(165,996)
Dividends paid	(150,311,417)	(144,467,460)	(100,446,315)	(139,779)
Payment of debt	(2,123,472,019)	(1,870,062,467)	(1,094,545,835)	(1,523,143)
Payment of bonds	(210,365,004)	(74,167,788)	(29,347,204)	(40,839)
Payment of loans obtained from related companies	(157,860,304)	(100,900,143)	(44,389,633)	(61,771)
Payment of bond issuance costs	—	(996,147)	(11,140,779)	(15,503)
Other disbursements for financing	(184,219,710)	(43,615,899)	(24,567,635)	(34,188)

Net cash provided by (used) in financing activities	(814,290,090)	40,985,490	(285,039,864)	(396,654)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	140,229,768	19,716,715	22,605,406	31,457
Sale of investment in related companies	518,889,641	—	—	—
Other loans received from related companies	16,355	—	—	—
Proceeds from sales of Transelec	199,277,388	—	—	—
Proceeds from loans obtained from related parties	3,855,665	5,525,961	—	—
Other receipts from investments	15,442,082	13,675,849	18,556,146	25,822
Additions to property, plant and equipment	(343,009,506)	(341,553,736)	(317,915,443)	(442,403)
Long-term investments	(323,132,841)	(12,879,738)	(23,465,277)	(32,654)
Investment in financial instruments	(1,899,939)	—	(724,403)	(1,008)
Disbursements for highway construction costs	(27,107,200)	—	—	—
Other loans granted to related companies	—	(233,615)	—	—
Other investment disbursements	(5,945,345)	(187,891,023)	(35,935,186)	(50,009)

Net cash used in investing activities	176,616,068	(503,639,587)	(336,878,757)	(468,795)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE YEAR	(98,983,173)	97,866,893	5,863,711	8,160
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	4,115,441	(74,996)	(2,499,632)	(3,478)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(94,867,732)	97,791,897	3,364,079	4,682
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	214,903,436	120,035,704	217,827,601	303,123

CASH AND CASH EQUIVALENTS AT END OF YEAR	120,035,704	217,827,601	221,191,680	307,805

The accompanying notes are an integral part of these consolidated financial statements

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002, except as stated)

Note 1.	Description of Business

Enersis S.A. (the “Company”) is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendency of Securities and Insurance (the “SVS”).  The Company issued publicly registered American Depositary Receipts in 1993 and 1996.  Enersis S.A. is a reporting company under the United States Securities and Exchange Act of 1934.

The Company’s subsidiaries, Chilectra S.A., Compañía Eléctrica del Río Maipo S.A. (Río Maipo S.A.) and Empresa Nacional de Electricidad S.A. (Endesa S.A.) are registered in the Securities Register under No. 0321, 0345, 0114, respectively.

Note 2.	Summary of Significant Accounting Policies

(a)	General

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”), and the specific corporate regulations of Law No.18,046, related to the formation, registration and liquidation of Chilean corporations, among others.  Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values.  The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale.  Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Reclassifications – For purposes of comparison, the following reclassifications were made in the 2001 financial statements:

Balance sheet reclassifications

From	Charge (credit)	To	Charge (credit)
	ThCh$		ThCh$
Notes receivable	(6,334,876)	Other accounts receivable, net	6,334,876
Goodwill	3,391,332	Negative goodwill, net	(3,391,332)
Land	(34,153,467)	Other assets	34,153,467
Technical appraisal	17,117,163	Accumulated depreciation	(17,117,163)
Current portion of long-term notes payable	5,571,195	Current portion of long-term debt due to banks and financial institutions	(4,619,536)
Miscellaneous payables	(5,718,123)	Other current liabilities	4,766,464
Due to banks and financial institutions	(17,545,577)	Short-term notes payable	18,453,424
Other long-term liabilities	(21,520,395)	Bonds payable	20,612,548
Other reserves	1,210,739	Deficit during development period of subsidiary	(1,210,739)

Statement of operations reclassifications

From	Charge (credit)	To	Charge (credit)
	ThCh$		ThCh$
Other non-operating expenses	1,586,072	Other non-operating income	1,940,610
Income taxes	(4,444,572)	Interest expense	3,629,529
Deferred income taxes	(2,392,830)	Foreign currency transalation, net	(318,809)
Amortization of negative goodwill	(248,147)	Amortization of goodwill	248,147

Statement of Cash flow reclassifications

From	Charge (credit)	To	Charge (credit)
	ThCh$		ThCh$
Payment of bonds	85,102,292	Other accounts payable associated with non-operating results	(102,068,728)
Other credits to income which do not represent cash flows	24,250,320	Decrease in income tax payable	(7,283,884)
Other sources of financing	27,586,411	Other charges to income which do not represent cash flows	(17,297,324)
Other charges to income which do not represent cash flows	906,583	Other disburments for financing	(10,289,087)
		Amortization of intangibles	(906,583)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries.  All significant intercompany transactions have been eliminated in consolidation.  Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations.  The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, which are the following:

	Percentage participation as of December 31,

Company name	2000	2001	2002

	Total	Total	Direct	Indirect	Total
Chilectra S.A.	97.97	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A.	98.40	98.74	98.74	—	97.74
Synapsis Soluciones y Servicios IT Ltda.	99.99	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	99.99	—	100.00
Cía. Americana de Multiservicios Ltda. (3)	100.00	100.00	99.93	0.07	100.00
Endesa Chile S.A. (4)	59.98	59.98	59.98	—	59.98
Enersis de Argentina S.A.	100.00	100.00	100.00	—	100.00
Enersis International Ltd.	100.00	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	53.93	54.54	15.93	39.75	55.68
Empresa Distribuidora Sur S.A. (Edesur)	64.29	65.09	16.02	49.07	65.09
Empresa Eléctrica de Panamá S.A. (3)	99.61	99.67	—	—	—
Enersis Investment S.A.	100.00	—	—	—	—
Interocean Developments Inc. (2)	100.00	100.00	—	—
Luz de Bogotá S.A. (1)	44.21	44.66	25.71	18.95	44.66
Cerj	57.38	58.16	20.37	41.58	61.95
Investluz (1)	46.50	47.02	15.61	32.80	48.41
Cía. Americana de Multiservicios Uno Ltda. (3)	100.00	100.00	—	—	—
Electric Investment	100.00	—	—	—	—
Enersis Energia de Colombia S.A.	100.00	100.00	100.00	—	100.00

(1)
Parent Company of Companhia Energética do Céará S.A. Colelce. The Company obtained shareholder agreements dated June 25, 1999, from Endesa International, the majority shareholder of these companies, giving the Company the right to elect a majority of the Board of Directors.  The Superintendency of Securities and Insurance was notified on June 28, 1999 and they do not have market value.

(2)	These companies were merged into other Enersis entities during 2002.

(3)	On January 1 2002, Cía. Americana de Multiservicios Ltda. merged with Cía. Americana de Multiservicios Uno.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(4)	Consolidated subsidiaries of Endesa Chile S.A. are detailed as follow:

	Percentage participation as of December 31,

	2000	2001	2002

Company name	Total	Total	Direct	Indirect	Total

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.55	93.66	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	92.48	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A.	60.00	60.00	60.00	—	60.00
Hidroeléctrica El Chocón S.A.	47.45	65.19	—	65.19	65.19
Central Costanera S.A.	51.68	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A.	60.04	100.00	0.10	99.90	100.00
Inecsa 2000 S.A.	58.39	97.32	—	97.32	97.32
Soc. Concesionaria Autopista Los Libertadores S.A.	58.36	99.95	—	99.95	99.95
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	92.88	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	91.80	99.51	—	99.59	99.59
Capital de Energía S.A.	43.67	50.90	—	50.90	50.90
Emgesa S.A	22.41	51.32	—	51.32	51.32
Edegel S.A.A.	37.90	63.56	—	63.56	63.56
Generandes Perú S.A.	54.26	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Situation in Argentina

In Argentina, at the end of 2001, as a result of the serious economic crisis, a change in the economic model and the law of convertibility was implemented with the promulgation of new National Government regulations. This situation gave rise to, among other consequences: devaluation of the Argentinean peso with respect to the US dollar and the pesification of certain assets and liabilities recorded in foreign currency in said country, pesification of public service tariffs, introduction of deposit withdrawal limitations in financial institutions, limitations on making certain transfers abroad for capital services and financial loan interest without prior authorization of the Central Bank of the Republic of Argentina.

Considering the above mentioned unstable environment, the company performed an evaluation of the recoverability of its investments in Argentinean companies.  Management believes that the evolution of the aforementioned measures will not result in significant adjustments different to those recognized in these financial statements.

(b)	Periods covered

These financial statements reflect the Company’s financial position as of December 31, 2001 and 2002, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2000, 2001 and 2002.

(c)	Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2002 was approximately 10.8%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities.  The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency.  The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year.  All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 24).

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective period or transaction.  This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over Previous November 30,

November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

	Index	Change over Previous December 31,

December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in net income or loss for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account.  The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI.  Certain of the Company’s investments are linked to the UF.  As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.  Values for the UF are as follows (historical Chilean pesos per UF):

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Ch$
December 31, 2000	15,769.92
December 31, 2001	16,262.66
December 31, 2002	16,744.12

Comparative financial statements

For comparative purposes, the 2001 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2002, purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos.  The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2002 of Ch$718.61 to US$1.00.  The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

(d)	Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 30.  These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2000	2001	2002

		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	573.65	654.79	718.61
British pound sterling		£856.58	948.01	1,152.91
Colombian peso	$ Col	0.26	0.29	0.25
New Peruvian sol	Soles	162.69	190.29	204.73
Brazilian real	Rs	294.33	282.97	203.57
Japanese yen		¥5.01	4.99	6.07
Euro		€538.84	578.18	752.55
French Franc (2)	FFr	82.15	88.36	—
Pool Unit (IBRD)(1)	UP	7,230,629.88	7,742,160.26	9,089,158.76
Unidad de Fomento (UF)	UF	15,769.92	16,262.66	16,744.12
Unit of Account (IDB) (1)	UC	850.92	929.26	1,093.75
Argentine peso	$ Arg	573.65	385.17	219.09

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(1)
Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.

(2)	Beginning on January 1, 2002, these currencies will be expressed in the Euro.

(e)	Time deposits and marketable securities

Time deposits are presented at original placement plus accrued interest and UF indexation adjustments, as applicable.  Marketable securities include investments in quoted shares that are valued at the lower of cost or market value.  The investments are in both short-term highly liquid fixed rate investment shares and mutual fund units valued at cost plus interest and indexation or redemption value as appropriate.

(f)	Allowance for doubtful accounts

Accounts receivable are classified as current or long-term, depending on their collection terms.  Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5).  Write-offs of uncollectible accounts amounted to ThCh$121,333,284, ThCh$146,377,134 and ThCh$115,349,531 for the years ended December 31, 2000, 2001 and 2002, respectively.  In addition, the total sum owed by the companies that have gone into bankruptcy amounting to ThCh$707,755 (ThCh$585,195 in 2001) is included in the bad debts estimation.

(g)	Inventories

Inventory of materials in transit, land and operation and maintenance materials, are valued at the lower of price-level restated cost or net realizable value.  The cost of real estate projects under development, included in inventory, include the cost of land, demolition, urbanizing, payments to contractors and other direct costs.

The costs and revenues of construction in progress are accounted for under the completed contract method in accordance with Technical Bulletin No.39 of the Chilean Association of Accountants and are included in current assets as their realization is expected in the short-term.

(h)	Property, plant and equipment

Property, plant and equipment are valued at net replacement cost as determined by the former Superintendency of Electric and Gas Services (SEG) adjusted for price-level restatement in accordance with D.F.L. No.4 of 1959.  The latest valuation under the D.F.L. 4 was in 1980.

Property, plant and equipment acquired after the latest valuation of net replacement cost are shown at cost, plus price-level restatement.  Interest on debt directly obtained to finance construction projects is capitalized during the period of construction (only in power generators).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.’s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No.4790, dated December 11, 1985.

The Company and its subsidiaries have evaluated the recoverability of the book value of their property, plant and equipment in accordance with Technical Bulletin No.33 of the Chilean Accounting Association.

As a result of this evaluation no adjustments have been made at that affect the book values of these assets, except for adjustments for this concept recorded in the subsidiaries Centrais Electrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada, which are includes in Other non-operating expenses (See Note 23).

(i)	Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.  Depreciation expense was ThCh$400,622,477 ThCh$426,020,442 and ThCh$454,471,134 as of December 31, 2000, 2001 and 2002, respectively.  Depreciation expense of ThCh$439,903,194, ThCh$413,824,670 ThCh$387,193,626 was included in Cost of sales and ThCh$14,567,940 ThCh$12,195,772 and ThCh$13,428,851 included in Administrative and selling expenses, respectively.

(j)	Leased assets

The leased assets, whose contracts have financial lease characteristics, are accounted for as acquisition of property plant and equipment, recognizing the total obligation and the unrecorded interest.  Said assets do not legally belong to the Company, for which reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

(k)	Power installations financed by third parties

As established by D.F.L. 1 of the Ministry of Mines dated September 13, 1982, power installations financed by third parties are treated as reimbursable contributions. As such, the installations constructed using this mechanism form part of the Company’s plant and equipment.

Such installations made prior to D.F.L. 1 are deducted from Plant and equipment and their depreciation is charged to Power installations financed by third parties.

(l)	Investments in related companies

Investments in related companies are included in “Other assets” using the equity method.  This valuation method recognizes in income the Company’s equity in the net income or loss of each investee on the accrual basis (Note 11).

Back to Index
ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No.64 of the Chilean Association of Accountants.

The Company and its subsidiaries have evaluated the recoverability of the book value of their property, plant and equipment in accordance with Technical Bulletin No.33 of the Chilean Accounting Association.

As a result of this evaluation no adjustments have been made that affect the book values of these assets.

(m)	Intangibles, other than goodwill

Intangibles, other than goodwill, correspond mainly to easements, adjustments to carrying value for spum-off assets, and rights for the use of telephone lines and are amortized in accordance with Technical Bulletin No.55 of the Chilean Association of Accountants.

(n)	Severance indemnity

The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 9.5% and assuming an average employment span which varies based upon years of service with the Company.

(o)	Revenue recognition

This is revenue for electric power generation and distribution, among which are included energy supplied and unbilled at each year-end, valued at the selling price using the current rates which has been included in revenue from operations.  The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations.  The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services and sale of materials.

(p)	Income tax and deferred income taxes

At December 31, 2000, 2001 and 2002, the Company recorded current tax expense according to the tax laws and regulations in each country of ThCh$160,193,833, ThCh$110,987,646 and ThCh$75,089,258, respectively.  The Company records income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates to be in effect at the time of reversal.

The requirements of Technical Bulletin N°60 are only applicable for temporary differences, tax benefits arising from tax losses and other events that create differences between the accounting and tax bases for assets and liabilities that arise after January 1, 2000, as a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

liabilities not recorded prior to January 1, 2000.  Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, thereby mitigating the effect of recording deferred income taxes relating to prior periods that were previously not recorded.

(q)	Accrued vacation expense

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expense is recorded on the accrual basis.

(r)	Reverse repurchase agreements

Reverse repurchase agreements are included in “Other current assets” and are stated at cost plus interest and indexation accrued at year-end, in conformity with the related contracts.

(s)	Statements of cash flows

The Consolidated Statements of Cash Flows have been prepared in accordance with the indirect method.

Investments considered as cash equivalents, as indicated in point 6.2 of Technical Bulletin No.50 issued by the Chilean Association of Accountants, include time deposits, investments in fixed income securities classified as marketable securities, repurchase agreements classified as other current assets, and other cash balances classified as other accounts receivable with maturities less than 90 days.

For classification purposes, cash flows from operations include collections from clients and payments to suppliers, payroll and taxes.

(t)	Financial derivative contracts

As of December 31, 2001 and 2002 the Company and its subsidiary have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, defined as cover, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants.  Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred as assets or liabilities until settlement if the instrument qualifies as a hedge and included in earnings as “Other non-operating income and expense.”

(u)	Goodwill and negative goodwill

Goodwill and negative goodwill are determined according to Circular No.368 of the SVS.  Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, and does not exceed 20 years.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The Company has evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad, and in virtue of Technical Bulletin No.56 of the Chilean Association of Accountants, it has used to IAS 36 “Impairment of Assets Value” as the appropriate guiding literature.

(v)	Pension and post-retirement benefits

Pension and post-retirement benefits are recorded in accordance with the respective Collective Bargaining Contracts of the employees based on the actuarially determined projected benefit obligation.

(w)	Bonds

Bonds payable are recorded at the face value of the bonds.  The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds.

(x)	Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement and they do not have market value.

(y)	Research and development costs

Costs incurred by the Company in research and development are either general in nature (water-level studies, hydroelectric research, seismic-activity surveys) which are expensed as incurred.  Costs incurred in performing studies related to specific construction projects are capitalized.

During 2000, 2001 and 2002 there have been no expenses under this caption.

Note 3.	Change in Accounting Principles

There were no changes in accounting principles during 2002 that would affect the comparison with the prior year financial statements.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 4.	Time Deposits

Time deposits as of each year-end are as follows:

Financial Institution	Annual Rate	Scheduled Maturity	2001	2002

	%		ThCh$	ThCh$
Banco Bilbao Vizcaya	1.28	30.01.03	28,873,651	4,539,102
Banco CCF Brasil	—	—	812,623	—
Banco Colpatria	8.50	02.01.03	8,654,209	14,808,363
Banco Continental	2.42	01.02.03	—	3,369,062
Banco Crédito del Perú	1.13	03.01.03	1,762,858	179,675
Banco de Bogotá	7.50	02.01.03	444,764	606,954
Banco de Chile	1.10	02.01.03	491,759	149,484
Banco de Chile N.Y.	1.10	02.01.03	3,339,638	344,943
Banco do Brasil	18.55	15.09.03	—	1,060,351
Banco do Estado do Ceará	—	—	4,959,682	—
Banco Frances	25.00	07.01.03	—	603,576
Banco Ganadero	—	—	11,119	—
Banco Holandes	3.50	01.01.03	—	431,741
Banco Interbank	1.46	14.01.03	391,658	2,862,988
Banco Itau	3.00	01.01.03	—	213,069
Banco Liberal	—	—	482,268	—
Banco Nationale de Paris	2.75	01.01.03	13,048,776	693,825
Banco Pactual	1.46	01.01.03	—	2,923,141
Banco Provincia Buenos Aires	6.50	02.01.03	—	650,606
Banco Rio	7.30	21.01.03	9,832	5,125,732
Banco Santander	2.90	02.01.03	796,736	2,339,169
Banco Santander CDB	7.50	02.01.03	1,058,196	4,312
Banco Santander Do Brasil	18.55	02.01.03	909,937	1,170,656
Banco Sudameris	—	—	3,800,198	—
Banco Tequendama	—	—	2,936,874	—
Banco Union Colombiano	—	—	2,720,943	—
Banco Votorantim	19.40	23.09.03	—	3,228,008
Banco Wiese Sudameris	1.44	02.01.03	166,454	431,166
Bank Boston	1.10	03.01.03	1,322,428	94,094
Bank of America	0.87	01.01.03	17,553,537	5,320,419
Banco Credito-Soles	1.13	02.01.03	—	3,932,045
Bonos de Solidaridad	10.00	02.01.03	675	1,070
Bradesco	19.37	15.09.03	683,371	3,764,259
Citibank N.Y.	1.10	02.01.03	54,433,352	55,244,377
Cititrust	6.24	02.01.03	—	56
Colcorp S.A.	9.00	03.02.03	1,673,922	1,024,239
Corficolombia	8.12	02.01.03	—	3,687,381
Corfivalle	7.98	02.01.03	9,812,357	3,724,459
Corporacion las Villas	—	—	3,480,285	—
Cuenta Corriente Remunerada	—	—	2,749,309	—
Encargo Fiduciario Banco Santander	6.18	02.01.03	—	2,363,837
Fiduciaria Banco Colpatria	—	—	19,448	—
Fiduciaria Banco de Bogotá	—	—	6,292,881	—
Fiduciaria Bancolombia	8.12	01.01.03	—	226
Fiduciaria Cititrust	6.55	01.01.03	41,848	475
Fiduciaria de Crédito	—	—	297,505	—
Fiduciaria de Santander	9.00	02.01.03	23,540	161,687
Fiduciaria Lloyds Bank	—	—	52,337	—
Fiduciaria Cancolombia	—	—	1,431,793	—
Fiducolombia	—	—	125,117	—
Fiduganadero	—	—	774,567	—
Fiduoccidente	7.73	02.01.03	5,070	9,728
Fiduvalle	7.66	01.01.03	—	761,371
HSBC - Bamerindus	3.00	01.01.03	586,792	5,450,031
Megabanco	—	—	42,296	—
Merrill Lynch	1.50	06.01.03	—	8,211,535
Suvalor	9.04	02.01.03	—	4,015,453
Time Deposit	—	—	1,038,629	—
Unibanco	7.00	08.09.03	—	2,124,229

Total			178,113,234	145,626,894

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 5.	Accounts, Notes and Other Receivables

Current accounts, notes and other receivables and related allowances for doubtful accounts as of each December 31, are as follows:

	As of december 31,

	Under 90 days		91 days to 1 year		Sub total	Current		Long-term (1)

Account	2001	2002	2001	2002	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Accounts receivable	576,467,295	487,395,335	17,305,993	76,912,334	564,307,669	550,248,992	458,839,724	—	—
Allowance for doubtful accounts					(105,467,945)
Notes receivable	6,295,375	4,653,993	407,105	1,442,684	6,096,677	5,683,330	5,131,349	—	—
Allowance for doubtful accounts					(965,328)
Other receivables	42,743,736	53,684,615	37,770,437	18,007,739	71,692,354	72,220,719	62,776,096	101,903,562	125,850,513
Allowance for doubtful accounts					(8,916,258)

			Total			628,153,041	526,747,169	101,903,562	125,850,513

(1)	Include regulatory assets from subsidiaries in Brazil for amounts ThCh$64,879,173 and ThCh$87,285,245 in 2001 and 2002, respectively.

Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,

Country	2001		2002

	ThCh$	%	ThCh$	%
Chile	180,592,722	24.74	145,659,152	22.32
Peru	40,147,163	5.50	58,187,147	8.92
Argentina	75,119,315	10.29	40,461,768	6.20
Colombia	127,104,349	17.41	99,788,238	15.29
Brasil (1)	307,093,054	42.06	308,501,377	47.27

Total	730,056,603	100.00	652,597,682	100.00

(1)
In accordance with Decree Law No.14 and Resolution No.91 of the Council for Managing the Electric Energy Crisis (CGCEE), both dated December 21, 2001, and based on Resolution No.31 of the National Agency of Electric Energy (ANEEL) dated January 24, 2002, the Company’s distribution subsidiaries in Brasil have recognized as of December 31, 2001 and at March 1, 2002, a regulated asset, which will be recovered through extraordinary tariffs in order to recover losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

The Brazilian rationing program came to an end on March 1, 2002, the Brazilian Congress ratified the law to compensate Brazilian electric companies on April 16, 2002.  The law approved a 2.9% and 7.9% increase for residential and industrial customers, respectively.

ANNEL subsequently established an 18.6% tariff adjustment for CERJ to be effective on January 1, 2002; also, ANNEL set a 14.3% tariff adjustment for Coelce (Subsidiary of Investluz), to become effective on April 22, 2002.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 6.	Transactions with Related Companies

Balances of accounts receivable and payable are as follows at December 31, 2001 and 2002:

(a)	Notes and accounts receivable:

	As of December 31,

	Short-term		Long-term

Company	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	2,496,548	257,796	—	—
Atacama Finance Co.	4,297,348	182,046,895	169,196,652	—
Central Geradora Term. de Fortaleza	11,383	3,861	—	—
Cía. Interconexión Energética S.A.	3,004,871	4,101,221	—	37
Com. de Energía del Mercosur	3,369,682	4,422,881	—	—
Consorcio Energetico Punta Cana-Macao	967	939	—	—
Distrilec Inversora S.A.	6,810	7,257	—	—
Edenor S.A.	187,117	—	—	—
Elesur S.A.	20,379	24,217	—	—
Empresa Eléctrica de Bogotá S.A.	133,978	171,747	—	—
Empresa Eléctrica Piura S.A.	100,180	279,542	—	—
Endesa España	364,605	322,122	—	—
Endesa Internacional S.A.	2,387,673	1,632,089	—	—
Etevensa	190,584	220,020	—	—
Fundación Endesa	—	165,273	—	—
Gasoducto Atacama Generación	49,224	570,445	—	—
Gasoducto Tal Tal Ltda.	313,819	144,871	—	—
Ingendesa Do Brasil Ltda.	—	—	—	16,021
Inversiones Electrica Quillota S.A.	1,030	1,000	—	—
Sacme S.A.	175,047	101,097	—	—
Smartcom S.A.	896,261	619,403	—	—
Soc. de Inv. Chispa Uno S.A.	830	1,937	—	—
Transmisora Eléctrica de Quillota Ltda.	11,242	304,222	1,471,140	882,109

Total	18,019,578	195,398,835	170,667,792	898,167

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(b)	Notes and accounts payable:

	As of December 31,

	Short-term		Long-term

Company	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	8	631	—	—
Com. de Energía del Mercosur	7,175,604	760,170	—	—
Compañía Transmisión del Mercosur S.A.	339,240	107,045	—	—
Electrogas S.A.	—	233,837	—	—
Elesur S.A.	17,289,294	11,465,695	984,980,016	987,371,066
Empresa Eléctrica de Bogotá S.A.	3,629,114	1,226,667	—	920,539
Empresa Eléctrica Piura S.A.	720,573	857,426	—	—
Endesa Internacional S.A.	342,658	1,109,741	16,727,143	—
Endesa Inversiones Generales S.A.	—	8,589	—	—
Endesa Servicios	—	116,041	—	—
Etevensa S.A.	1,116,904	—	—	—
Gasoducto Tal Tal Ltda.	213,599	160,559	—	—
Mundivia S.A.	76	—	—	—
Sacme S.A.	185,803	101,720	—	—
Smartcom S.A.	65,236	55,189	—	—
Transmisora Eléctrica de Quillota Ltda.	42,540	82,402	—	—

Total	31,120,649	16,285,712	1,001,707,159	988,291,605

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(c)	Effects in income (expense) in each year are as follows:

		Income (expense)

Company	Nature of Transaction	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Interest	11,022,442	10,056,288	6,659,856
	Monetary correction	5,061,400	4,575,344	498,688
	Exchange difference	3,790,297	17,033,254	11,107,652
Central Geradora Term. de Fortaleza	Services	—	473,819	—
	Exchange difference	—	(21,636)	—
Com. de Energía del Mercosur	Sale of energy	—	22,810,613	19,152,859
	Purchase of energy	—	(15,347,195)	(1,958,213)
	Interest	—	(62,519)	—
	Services	—	73,855	—
Com. Transmisión del Mercosur S.A.	Purchase of energy	—	(3,985,903)	(1,397,696)
	Exchange difference	—	450	—
	Monetary correction	—	210	—
Cía. Interconexión Energética S.A.	Sale of energy	39,696,963	46,839,739	26,990,992
	Exchange difference	—	(3,523)	—
	Services	471,433	903,382	272,906
Inversiones Eléctrica Quillota S.A.	Interest	132,335	134,407	144,050
	Services	(475,445)	—	5,066
	Monetary correction	—	43,994	—
Gasoducto Atacama Generación Ltda.	Services	(1,630,310)	325,374	585,878
Empresa Eléctrica Piura S.A.	Sale of energy	2,472,161	938,354	1,457,382
	Purchase of energy	—	(9,812,046)	(9,619,648)
	Services	(1,211,356)	1,213,149	175,914
	Exchange difference	—	(809)	—
Gasoducto Tal Tal Ltda.	Services	629,818	—	40,494
Elesur S.A.	Interest	(73,502,634)	(51,512,360)	(43,408,831)
	Services	8,916	20,478	15,919
	Monetary correction	(51,798,765)	(30,547,186)	(29,082,684)
	Exchange difference	—	(753,213)	—
Etevensa S.A.	Sale of energy	(10,603,289)	3,063,312	5,757,877
	Services	(46,175)	3,247,425	153,617
	Exchange difference	—	(563)	—
Electrogas S.A.	Services	(2,319,147)	(2,449,634)	(2,978,702)
Edenor S.A.	Services	2,838,831	4,434,499	—
	Sales of energy	38,725,328	—	—
Smartcom S.A.	Services	848,613	4,093,653	3,407,292
Aguas Santiago Poniente S.A.	Interest	—	209,426	70,757
	Services	—	29,798	32,060
Endesa Internacional S.A.	Services	(8,389)	242,914	182,716
	Interest	(3,013,636)	(2,193,466)	(1,026,534)
Sacme S.A.	Services	(772,147)	(823,528)	(364,396)
Gasoducto Atacama y Cía. Ltda.	Services	124,963	—	—
Empresa Propietaria de la Red	Services	—	—	346,994
Mundivía S.A.	Services	—	61,157	—
Soc. de Inv. Chispa Uno S.A.	Services	17,788	6,582	8,432

Total		(39,540,005)	3,317,895	(12,769,303)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions.  The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same period and settlement in line with cash flows.

Conditions of the long-term payables / receivables are as follows:

Company	Type	Due date	Currency	Capital	Interest rate

Elesur S.A.	Account payable	May 2004	UF	35,827,780	4.57%
	Account payable	May 2004	UF	22,873,999	1.46%
	Account payable	Aug 2004	UF	266,448	2.95%
Transmisora Eléctrica de Quillota Ltda.	Account receivable	2006	UF	70,242	9.00%
Atacama Finance Co.	Account receivable	2003	US$	250,872,179	3.33%

Note 7.	Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$4,104,724 and ThCh$4,342,197 as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002
	ThCh$	ThCh$
Real estate under development	27,262,972	23,804,228
Materials in transit	499,963	1,104,204
Operation and maintenance materials	41,944,252	32,051,573
Other	7,716,887	3,422,648

Total	77,424,074	60,382,653

Note 8.	Deferred Income Taxes

(a)	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,

	2001	2002
	ThCh$	ThCh$
Income tax provision – current	77,283,022	27,532,029
Recoverable tax credits	(57,510,102)	(54,435,976)

Total	19,772,920	(26,903,947)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(b)	The Company and its subsidiaries incurred taxable losses of ThCh$113,749,137, ThCh$422,072,497 and ThCh$573,346,119 for the years ended December 31, 2000, 2001 and 2002, respectively.

Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities.  In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards, for amount to ThCh$54,887,432 in 2002, expire after five years.

(c)	The balance of taxed retained earnings and the related tax credits are as follows:

Year	Amount of loss	Credit

	ThCh$	ThCh$
2001	(18,159,574)	—
2002	23,698,947	4,524,557

(d)
The net effect of temporary differences resulted in a net charge to income of ThCh$13,870,328 and a net credit of ThCh$18,862,491 and ThCh$9,072,273 during the years ended December 31, 2000, 2001 and 2002, respectively.

(e)
In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2001 and 2002 as follows:

	As of December 31, 2001				As of December 31, 2002

	Asset		Liability		Asset		Liability

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	26,027,011	12,307,740	—	—	24,128,592	8,089,173	—	—
Deferred income	684,649	1,822,685	—	—	921,547	1,824,544	—	—
Vacation accrual	1,395,215	—	—	—	1,211,297	—	—	—
Intangibles	—	—	24,954	—	—	—	—	—
Leasing assets	—	3,475,357	—	—	—	2,301,708	—	—
Depreciation	—	3,500,985	115,620	388,240,574	—	3,730,312	63,991	425,486,736
Severance indemnities	—	4,166	—	1,954,040	—	5,248	—	814,241
Other	1,507,717	1,859,468	6,603,676	3,707,977	4,211,789	2,083,015	4,376,406	9,391,056
Contingencies	4,325,818	39,102,316	—	—	6,594,295	38,042,633	—	—
Bond discount	—	—	421,131	1,704,883	—	—	154,508	1,717,127
Cost of studies	—	—	—	4,675,640	—	—	—	7,972,554
Finance costs	—	194,771	—	8,304,618	—	117,034	—	13,755,855
Imputed interest on construction	—	—	—	4,830,117	—	—	—	4,863,433
Deferred charges	—	—	—	1,510,731	—	—	—	—
Actuarial deficit (companies in Brazil)	7,487,563	—	1,230,644	4,339,981	6,766,431	—	—	2,301,708
Withholdings	566,417	1,597,733	5,659	—	2,391,794	860,956	5,494	193,144
Regulated assets	—	—	—	—	—	—	3,828,000	—
Derivative contracts	2,775	1,000,985	—	512,289	350,818	234,174	—	—
Provision real estate projects	—	—	—	—	2,656,047	—	—	—
Materials used	—	—	—	3,349,399	—	—	—	1,086,289
Salaries for construction-in-progress	—	5,843,294	—	—	—	3,926,807	—	—
Tax losses	2,905,532	77,167,379	—	—	15,305,920	101,162,303	—	—
Hid. El Chocón investment	—	—	—	119,374	—	—	37	2,897,754
Capitalized expenses	—	—	552,418	4,506,944	—	—	770,801	3,112,269
Provision for labor benefits	306,354	192,678	559	—	447,462	1,179,874	517	516
Differences between the financial and
tax value of Río Maipo S.A.	—	—	—	—	—	—	1,475,222	—
Exchange difference -subsidiaries	—	—	—	—	1,288,870	3,866,610	—	—
Complementary account, net	(12,121,039)	(49,272,564)	(28,750)	(296,221,936)	(3,647,280)	(42,168,372)	(3,187)	(290,044,693)
Valuation allowance	—	(3,322,326)	—	—	—	(3,448,901)	—	—

Total	33,088,012	95,474,667	8,925,911	131,534,631	62,627,582	121,807,118	10,671,789	183,547,989

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(f)	Income tax benefits (expense) for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Tax expense
Income tax provision	(160,193,593)	(114,099,337)	(74,581,690)
Adjustment for tax expense-prior year	(240)	3,111,691	(507,568)

Subtotal	(160,193,833)	(110,987,646)	(75,089,258)

Deferred taxes
Deferred taxes	(26,988,959)	(36,891,994)	24,471,978
Benefits for tax losses	28,053,730	13,509,821	5,043,185
Amortization of complementary accounts	22,425,461	6,143,861	(15,501,218)
Change in valuation allowance	(1,192,554)	(1,607,004)	(126,575)
Other charges or credits	(8,427,350)	(17,175)	(4,815,097)

Total	(146,323,505)	(129,850,137)	(66,016,985)

Note 9.	Other Current Assets

Other current assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Forward contracts and swaps (1)	110,734,637	72,800,589
Guarantees and indemnities	1,785,077	1,183,406
Deferred expenses	3,115,540	5,709,113
Post-retirement benefits	884,210	908,669
Deposits for commitments and guarantees (2)	1,656,844	26,098,519
Other accounts receivable	3,303,579	8,399,481
Fair value-derivative contracts	—	11,603,424
Reverse repurchase agreements	1,909,395	—
Other	3,851,947	5,318,407

Total	127,241,229	132,021,608

(1)	See detail in Note 27.
(2)	Infraestructura 2000 S.A. Th$25,342,941 of time deposits in 2002.

The balance included under this item corresponds to time deposits invested with funds from the issuance of bonds and that are to be kept in reserve accounts as agreed in the corresponding finance contracts.  At consolidated level, these time deposits are not restricted.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 10.	Property, Plant and Equipment

The composition of property, plant and equipment as of each year-end is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Land	123,257,963	129,904,787

Buildings and infrastructure	6,305,284,319	6,605,971,611
Distribution and transmission lines and public lighting	4,702,594,096	5,061,388,676
Less: third party contributions	(55,731,873)	(45,056,759)

Sub-total	10,952,146,542	11,622,303,528

Machinery and equipment	1,823,140,358	1,978,358,503

Work in progress	351,183,870	364,506,933
Construction materials	63,882,077	56,458,627
Leased assets	2,552,754	715,141
Furniture and fixtures, tools, and computing equipment	82,938,365	79,254,829
Vehicles	15,595,644	13,097,921
Equipment in transit	8,193,631	7,462,991
Other assets	13,938,603	13,364,422

Sub-total	538,284,944	534,860,864

Technical appraisal	697,624,932	740,645,407

Total property, plant and equipment	14,134,454,739	15,006,073,089
Less: accumulated depreciation	(4,509,405,080)	(5,126,614,906)

Total property, plant and equipment, net	9,625,049,659	9,879,458,183

Enersis S.A. and its local subsidiaries have proceeded to carry out an analysis of the book values of their property, plant and equipment and of the companies in which it has invested abroad.  This analysis is motivated by the appearance of negative circumstances in the economies of various countries and by the fact that the property, plant and equipment in these countries are measured in US dollars.  The analysis consisted of evaluating both the recoverability of property, plant and equipment of these companies’, and the recorded goodwill and negative goodwill, in accordance with accounting principles generally accepted in Chile.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The property, plant and equipment recoverability analysis, as explained in Note 2 h, was carried out considering that when there is evidence that the company’s operations do not permanently have sufficient earnings to cover all costs, including the depreciation of property, plant and equipment taken as a whole, and when the book value of said assets exceed its realization value, these values must be written down to recoverable amounts, charging non operating income.

The results of this analysis determined that no adjustments affecting the Company and its Subsidiaries’ book values of property, plant and equipment are required, except for adjustments for this concept recorded in the subsidiaries Centrais Electrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada, which are includes in Other non-operating expenses (See Note 23).

Note 11.	Investment in Related Companies

(a)	Investments as of each year-end are as follows:

				Carrying Value		Equity in net income (losses)

Related Companies	Number of shares	Percentage Owned	Related Equity	2001	2002	2000	2001	2002

		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A. (1)	1,031,949	55.00	2,270,319	—	1,248,675	—	—	—
Cía. de Interconexión Energética S.A.	128,270,527	45.00	118,325,971	50,667,801	53,246,687	(1,563,219)	(5,826,850)	7,230,684
Gas Atacama Generación	—	50.00	67,770,629	36,300,892	33,885,315	(2,595,232)	(3,441,037)	(4,793,334)
Gasoducto Atacama Argentina Ltda.	—	50.00	64,226,451	27,899,622	32,113,226	287,536	(4,686,666)	2,386,141
Gasoducto Atacama Chile Ltda.	—	50.00	55,859,069	23,197,393	27,929,534	2,953,252	3,303,780	3,212,680
Inversiones Eléctricas Quillota S.A.	608,676	50.00	17,127,364	7,602,220	8,563,682	615,927	(29,794)	1,310,128
Inversiones Electrogas S.A.	425	42.50	15,712,743	6,037,668	6,677,916	300,236	34,091	638,377
Com. de Energía del Mercosur S.A.	6,305,400	45.00	7,614,035	4,680,261	3,426,316	196,295	48,872	(1,524,596)
Transquillota Ltda.	—	50.00	5,032,660	2,389,373	2,516,330	96,666	87,840	126,529
Atacama Finance Co.	3,150,000	50.00	5,179,023	2,555,396	2,589,511	90,809	120,819	(133,267)
Endesa Market Place	210	15.00	3,199,945	602,376	479,992	(312,241)	(336,407)	(281,264)
Sacme S.A.	12,000	50.00	78,684	41,818	39,342	3,001	(7,335)	15,523
Consorcio ARA - Ingendesa Ltda..	—	—	105,854	—	52,883	3,556	—	56,927
Electrogas S.A.	85	0.02	11,190,123	2,038	2,378	167	37	339
Distrilec Inversora S.A.	4,416,141	51.50	—	11,288	—	—	11,289	—
Consorcio Ingendesa – Minmetal Ltda.	—	50.00	3,676	23,623	1,838	—	22,564	18,916
Central Geradora Termelectrica Fortaleza S.A.	20,246,908	48.82	—	5,386,640	21,333,090	—	—	—
Ingendesa do Brasil Limitada (1)	—	100.00	—	49,599	57,442	—	—	—

Total				167,448,008	194,164,157	76,753	(10,698,797)	8,263,783

(1)	There subsidiaries were in development stage for the years shown and accordingly, were not consolidated under Chilean GAAP.

(b)
Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2002, amounted to ThCh$14,996,244 (ThCh$6,732,461), ThCh$14,328,089 (ThCh$3,629,292) in 2001 and ThCh$4,547,446 (ThCh$4,470,693) in 2000.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(c)
In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2001 and 2002, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments.  Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments.  As of December 31, 2002 the corresponding amounts are as follows:

Company	Country of origin	Investment	Reporting currency	Liability

		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	600,762,975	US$	336,577,165
Cachoeira Dourada	Brasil	430,106,204	US$	530,228,953
Edegel S.A.	Peru	220,917,766	US$	243,486,508
Cía. Interconexión Energética S.A.	Brasil	53,246,687	US$	62,574,905
Atacama Finance Co.	Islas Caymán	2,589,511	US$	1,854,668
Hidroeléctrica El Chocón S.A.	Argentina	212,761,767	US$	121,855,669
Com. de Energía del Mercosur S.A.	Argentina	3,426,316	US$	3,952,377
Central Costanera S.A.	Argentina	89,044,456	US$	65,498,672
Edesur S.A.	Argentina	482,071,599	US$	392,146,648
Edelnor S.A.	Peru	52,786,427	US$	23,385,019
Cía. do Electricidade do Río do Janeiro	Brasil	362,673,182	US$	385,080,177
Codensa S.A.	Colombia	276,586,841	US$	306,287,700
Coelce	Brasil	93,034,182	US$	116,004,085

Total		2,880,007,913		2,588,932,546

The investments made by Enersis S.A. and it affiliates during the year ended December 31, 2002, amounted to ThCh$23,465,277, which are detailed as follows:

ThCh$
Acquisitions:
Luz de Río Ltda.	61,469
Central Termoléctrica Fortaleza S.A.	15,480,376
Compañía Eléctrica del Río Maipo S.A.	1,134
Cachoeira Dourada S.A.	58,931
Aguas Santiago Poniente S.A.	1,633,280
Pangue S.A.	4,998,894
Inversiones Distrilima S.A.	1,190,289
Other	40,904

Total	23,465,277

•
In May of 2002, Enersis S.A. acquired 6,824,495 Sociedad Inversiones Distrilima S.A. shares equivalent to 1.14% of issued capital for US$1,767,761,22 increasing its direct interest from 14.79% to 15.93%.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

•
In February and April of 2002 Enersis S.A. made contributions of US$22,773,195.87 to Central Geradora Termelétrica Fortaleza S.A. for a capital increase, maintaining its 48.82% interest equivalent to 20,246,908 shares.

•	During 2002, Lajas Inversora (Endesa subsidiary) acquired 753,627 (0.0803%) Central Eléctrica Cachoeira Dourada S.A. (Brasil) shares for Th$58,931, increasing its interest to 99.59% in said company.

•	On September 13, 2002, Endesa acquired 7,275,433 (2.51%) Pangue S.A. (Chile) shares for Th$4,998,894, increasing its interest to 94.97% in said company.

•	Debenture capitalization in Cerj

On July 11, 2002, the company Luz de Río Ltda. and Endesa Internacional Energía Ltda., holders of convertible bonds issued by Companhía de Electricidade do Río de Janeiro, exercised the option to capitalize their investment. To that effect, 420,705,127,532 no par value shares were issued.

Said capitalization resulted in a net increase of the consolidated interest in the company to 61.95%.

Note 12.	Investments in Other Companies

Investments in other companies at December 31, 2001 and 2002 are as follows:

	Number of shares	Percentage owned	As of December 31,

Company			2001	2002

		%	ThCh$	ThCh$
Distasa S.A. E.S.P.	1	—		6
Emgesa S.A. E.S.P.	1	—		3
Club de la Banca y Comercio	2	0.001	2,572	2,699
Club Empresarial	2	0.001	6,328	6,150
Edegas	1	0.010	2,616	3,422
Empresa Eléctrica de Aysen S.A	2,516,231	—	1,978,031	1,978,031
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,420	3,420
Cooperativa Eléctrica de Chillán	—	—	12,907	12,907
CDEC-SIC Ltda.	—	30.770	153,100	223,114
Empresa Eléctrica de Bogotá S.A.	12,818,264	11.000	147,160,783	156,799,970
Autopista del Río Maipo S.A.	25	0.200	4,827	4,827
Financiera Eléctrica Nacional	—	0.100	124,006	353,555
Saelpa	—	—	1,036	725
Teleceara	—	—	738	516
Supra CCVM Lltda.	—	—	37,906	26,525
Banco Destak	—	—	61,376	42,947
Menescal Produções Artisticas	—	—	8,344	5,838
Termocartagena	22	—	—	6
Coger	—	—	2,909	2,035

Total			149,560,997	159,466,785

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 13.	Goodwill

(a)
In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2001 and 2002, as follows:

	As of December 31,

	Amortization			Net balance

Company	2000	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A. (1)	(1,477,224)	(1,635,472)	(24,019,065)	22,542,503
Chilectra S.A.	(1,040,007)	(6,178,814)	(6,244,383)	112,424,542	106,276,518
Cía. de Electricidade do Río de Janeiro (1)	(6,144,427)	(6,802,644)	(109,374,320)	102,650,570	—
C. Hidroeléctrica Cachoeira Dourada (1)	(3,685,680)	(4,080,506)	(69,564,545)	65,288,089	—
Coelce (1)	(10,994,059)	(12,171,789)	(213,989,455)	200,834,527	—
Codensa	(1,515,697)	(1,677,992)	(1,787,998)	26,569,990	26,522,265
Distrilec Inversora S.A. (1)	(596,749)	(660,678)	(11,642,227)	10,926,526	—
Edegel S.A.	(34,232)	(37,900)	(41,020)	609,554	608,459
Edesur S.A. (1)	(577,694)	(639,580)	(9,483,835)	8,900,820	—
Emgesa S.A.	(1,369,908)	(1,516,659)	(1,615,435)	24,013,765	23,970,674
Empresa Eléctrica de Colina S.A.	(185,188)	(185,188)	(185,188)	2,731,517	2,546,329
Empresa Eléctrica de Pangue S.A.	—	—	(69,692)	—	3,275,515
Endesa (Chile)	(42,958,280)	(42,958,281)	(42,958,280)	710,600,834	667,642,554
Gasoducto Atacama y Cía Ltda.	(4,772)	(4,772)	(4,772)	81,927	77,154
Hidroeléctrica El Chocón S.A. (1)	(507,513)	(810,026)	(10,069,320)	9,450,309	—
Hidroinvest S.A. (1)	(70,177)	(77,694)	(1,379,722)	1,294,904	—
Inversiones Distrilima S.A.	(1,272)	(1,408)	(1,500)	18,301	18,000
Investluz S.A. (1)	(56,270)	(62,297)	(1,095,242)	1,027,913	—
Lajas Inversora S.A. (1)	(95,269)	(105,474)	(1,798,130)	1,687,590	—
Luz de Bogotá S.A.	(363,754)	(402,719)	(445,628)	6,376,384	6,348,417
Cía. Eléctrica del Río Maipo S.A.	(35,635)	(566,455)	(574,414)	10,802,028	10,227,614

Total	(71,713,807)	(80,576,348)	(506,344,171)	1,318,832,593	847,513,499

(b)
Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2001 and 2002 as follows:

	As of December 31,

	Amortization			Net balance

Company	2000	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Inversiones Destrilima S.A.	—	—	18,366	—	611,346
Hidroeléctrica El Chocón S.A. (1)	—	248,147	3,613,468	3,391,331	—
Synapsis Soluciones y Servicios IT Ltda.	15,314	15,315	15,315	156,983	141,668
Edelnor S.A.	1,054,693	1,167,676	1,244,160	3,696,809	2,694,795
Central Hidroeléctrica Betania S.A.	30,582,139	33,765,719	34,886,018	56,035,189	24,819,551
Cía. Eléctrica Cachoeira Dourada (1)	1,773,475	1,996,761	36,869,705	34,362,010	—
Edegel S.A.	8,564,986	9,661,331	10,294,161	68,866,610	63,083,303
Empresa de Energía de Bogotá S.A.	215,999	239,139	254,803	3,826,225	3,822,287
Cía. de Electricidade do Río de Janeiro (1)	—	118,238	15,874,719	2,246,500	—
Coelce (1)	440,352	487,523	9,177,059	8,612,903	—

Total	42,646,958	47,699,849	112,247,774	181,194,560	95,172,950

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(1)	To carry out the analysis of the recoverability of goodwill and negative goodwill on investments abroad, as explained in Note 2 u, the Company used International Accounting Standard (IAS) No.36.

The analysis determined that the impairment of goodwill and negative goodwill in the companies, related to investments in Argentina and Brazil, is 100%, as, when comparing cash flows generated by the companies in said countries, such flows do not cover the recorded goodwill and negative goodwill.  Thus, these balances have been fully amortized, resulting in a higher net charge to income for the period of ThCh$236,434,558, net of minorities, which is included in goodwill and negative goodwill amortization in the income statement.

Note 14.	Other Assets

Other assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Bond discount	23,317,438	20,817,166
Bond issuance cost	2,227,309	11,513,319
Forwards contracts and swaps	6,778,289	9,363,825
Deferred expenses	29,372,305	32,395,491
Deferred commissions on foreign currency loans	8,504,753	10,428,709
Post-retirement benefits	50,753,635	19,278,057
Security deposits for judicial obligations	17,219,611	23,650,617
Recoverable - taxes	16,938,241	14,575,779
Reimbursable contributions	1,644,724	1,445,742
Argentinean Goverment bond (Edesur)	6,744,337	793,976
Regulated assets	28,334,477	36,046,501
Fair value-derivative contracts	—	51,900,113
Others	6,700,336	6,546,301

Total	198,535,455	238,755,596

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 15.	Due to Banks and Financial Institutions

(a)	Short-term debt due to banks and financial institutions:

	Foreign Currency

	US$		Other foreign currencies		Ch$		Total

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
ABN Amro Bank	—	6,557,278	—	—	—	—	—	6,557,278
Banco Alfa	—	—	9,978,137	2,914,580	—	—	9,978,137	2,914,580
Banco Banrisul	—	—	2,943,626	2,033,821	—	—	2,943,626	2,033,821
Banco Bayernische Landes	3,900	8,744,459	—	—	—	—	3,900	8,744,459
Banco BBVA Argentaria	19,383,881	15,389,863	—	7,176,274	—	—	19,383,881	22,566,137
Banco BBVA BHIF	11,690,051	14,868,221	—	—	260	20,387,682	11,690,311	35,255,903
Banco Beal	—	14,077,559	—	—	—	—	—	14,077,559
Banco Brasiletros	—	—	325,235	—	—	—	325,235	—
Banco Granahorrar	—	—	—	5,058,544	—	—	—	5,058,544
Banco Continental - Perú	—	8,967	15,050,838	3,688,212	—	—	15,050,838	3,697,179
Banco Continental - Soles	6,091,898	—	—	20,734,860	—	—	6,091,898	20,734,860
Banco Crédito (Perú)	—	—	20,726,463	20,534,043	—	—	20,726,463	20,534,043
Banco Crédito Inversiones	6,249	—	4,401,289	—	—	5,677,901	4,407,538	5,677,901
Banco de Bogotá	—	—	—	12,605,923	—	—	—	12,605,923
Banco de Chile	—	1,395,421	—	53,818	94	7,074,827	94	8,524,066
Banco de Occidente	—	—	—	5,024,251	—	—	—	5,024,251
Banco Davivienda	—	—	—	2,297,651	—	—	—	2,297,651
Banco Europeu de Investimentos	—	986,292	—	—	—	—	—	986,292
Banco Ganadero	—	—	8,328,537	884,609	—	—	8,328,537	884,609
Banco HBSC	—	14,966,456	—	—	—	—	—	14,966,456
Banco Itau	14,868,328	17,336,064	—	—	—	—	14,868,328	17,336,064
Banco Lloyds	12,725,024	11,001,720	—	962,348	—	—	12,725,024	11,964,068
Banco Nationale de Paris	5,451,346	—	—	—	—	—	5,451,346	—
Banco Nazionale del Lavoro	25,998	—	—	—	—	—	25,998	—
Banco Real	3,285,690	—	—	—	—	—	3,285,690	—
Banco Río	15,773,388	5,169,358	22,748	4,638,644	—	—	15,796,136	9,808,002
Banco Safra	4,621,310	—	—	—	—	—	4,621,310	—
Banco Santander	1,505,541	10,494,702	8,441,260	11,236,876	—	116	9,946,801	21,731,694
Banco Santander Central Hispano	—	88,495	—	6,756,148	—	—	—	6,844,643
Banco Santiago	1,407,374	944,155	—	—	2,363,855	30,047,885	3,771,229	30,992,040
Banco Wiese	36,542	—	23,274	—	—	—	59,816	—
Bank Boston	22,883,118	21,573,421	12,840,183	7,617,506	—	—	35,723,301	29,190,927
Bank of América	18,039,049	—	—	—	—	—	18,039,049	—
Bank of Tokio	129,569	12,207,873	—	—	—	—	129,569	12,207,873
Barings	6,767,943	5,034,740	—	—	—	—	6,767,943	5,034,740
Bndes	—	—	—	3,797,550	—	—	—	3,797,550
BNP Paribas	—	—	—	1,728,888	—	—	—	1,728,888
Brandesco	11,929,665	4,069,600	6,643,422	—	—	—	18,573,087	4,069,600
Caixa General de Depósitos	—	—	—	4,488,965	—	—	—	4,488,965
Chase Manhattan Bank	578	—	2,943,675	—	—	—	2,944,253	—
Citibank	22,932,354	17,080,123	7,618,861	10,622,525	—	—	30,551,215	27,702,648
Deutsche Bank	3,510,307	—	173	723,970	—	—	3,510,480	723,970
Interbank	—	24	—	—	—	—	—	24
San Paolo IMI Bank	—	40,312,584	—	—	—	—	—	40,312,584
Santander Overseas Bank	10,119,892	—	—	—	—	—	10,119,892	—
Unibanco	5,169,139	3,973,468	—	—	—	—	5,169,139	3,973,468

Total	198,358,134	226,280,843	100,287,721	135,580,006	2,364,209	63,188,411	301,010,064	425,049,260

Total Principal	161,053,463	172,781,954	66,462,707	122,203,397	2,364,209	63,024,860	229,880,379	358,010,211

Weighted average annual interest rate	10.98%	8.14%	11.28%	14.84%	4.62%	2.48%	10.99%	9.42%

	As of December 31,

	2001%	2002%
Percentage of debt in foreign currency:	99.21	85.13
Percentage of debt in local currency:	0.79	14.87

Total	100.00	100.00

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency

	US$		Euros		Yen			Other foreign currency

Financial Institution	2001	2002	2001	2002	2001		2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
Current portion of long -term:
ABN Amro Bank	4,641,206	2,636,765	—	—	—		—	—	—
Corporación Fin. del Valle	—	55,827	—	—	—		—	—	—
Banco Bayernische Landes	21,333,470	5,622,544	—	—	—		—	—	—
Banco BBVA Bhif	586,366	1,447,394	—	—	—		—	—	—
Banco Beal	15,484,073	—	—	—	—		—	—	—
Banco de Chile	—	—	—	—	—		—	—	—
Banco do Brasil	147,266	152,837	—	—	—		—	916,285	—
Banco do Estado de Ceará	—	—	—	—	—		—	6,865	882,985
Banco do Nordeste do Brasil	—	—	—	—	—		—	185,154	1,987
Banco Estado	1,654,097	931,318	—	—	—		—	—	42,548
Bancolombia	—	107,119	—	—	—		—	—	—
Banco HBSC	21,590	10,824,955	—	—	—		—	—	—
Banco Hermes	6,577,752	5,391,528	—	—	—		—	—	—
Banco Lloyds	—	7,219,445	—	—	—		7,067,648	—	—
Banco Medio Crédito	4,214,536	—	—	—	—		—	—	—
Banco Nacional Desarrollo Soc.	—	—	—	—	—		—	651,402	2,019,382
Banco Real	—	—	—	—	—		—	—	470,332
Banco Rio	—	—	—	—	—		—	1,896	—
Banco Nacional del Lavoro	—	171,165	—	—	—		3,365,645	—	2,409
Banco San Paolo	67,508,298	—	—	—	—		—	—	—
Banco Santander	3,744,556	768,636	—	—	—		—	2,178,745	—
Banesto	4,292,992	4,601,056	—	—	—		—	—	—
Bank Boston	—	600,561	—	—	—		14,637,719	—	—
Bank of América	69,521,918	97,779,555	—	—	—		—	—	—
Bank of Tokio - Mitsubishi	56,082,775	46,988,580	—	127,292	395,184		14,585,777	496,814	—
Banque Nationale París	4,626,119	11,861,505	—	—	—		—	—	456,684
Birf	—	—	—	—	—		—	1,066,471	—
Chase Manhattan Bank	57,741,816	596,408	—	—	—		—	—	1,195,763
BNP Paribas	—	—	—	—	—		—	—	6,615,690
Citibank N.A.	22,631,820	24,295,402	—	—	—		—	—	—
Dresner B. Luxemburg	232,752	82,932,830	—	—	—		—	—	—
Electrobras - Brasil	—	—	—	—	—		—	2,969,352	—
Eximbank	—	—	—	—	—		—	—	459,473
Export Develop. Corp.	1,681,533	2,506,978	—	—	—		—	—	—
J.P.Morgan Chase Bank	—	408,710	3,624,390	4,545,759	—		—	—	—
Kreditanstal Fur Weideraubau	403,235	424,774	—	—	—		—	—	—
Midland Bank	5,085,611	5,668,452	—	—	—		—	—	—
Santander Central Hispano	—	215,947,206	—	—	—		6,481,411	—	—
Santander Inv. Bank	5,063,018	6,349,226	—	—	—		—	—	—
Scotiabank	559,807	—	—	—	—		—	—	—
Skandinaviska Enskildabnken	2,229,111	2,375,122	—	—	—		—	—	—
Societe Generale	1,740,953	1,845,522	—	—	—		—	—	—
Unibanco	—	—	—	—	—		—	73,033	52,797

Total	357,806,670	540,511,420	3,624,390	4,673,051	395,184		46,138,200	8,546,017	12,200,050

Total principal	307,836,499	513,485,849	3,624,390	4,647,499	395,184		45,826,512	8,544,119	8,884,706

Weighted average annual interest rate	6.03%	3.24%	4.26%	3.79%	z	0.90%	2.08%	8.60%	8.53%

	Foreign Currency

	UF		Total

Financial Institution	2001	2002	2001	2002
Current portion of long -term:	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	—	—	4,641,206	2,636,765
Corporación Fin. del Valle	—	—	—	55,827
Banco Bayernische Landes	—	—	21,333,470	5,622,544
Banco BBVA Bhif	—	—	586,366	1,447,394
Banco Beal	—	—	15,484,073	—
Banco de Chile	17,742,450	—	17,742,450	—
Banco do Brasil	—	—	1,063,551	152,837
Banco do Estado de Ceará	—	—	6,865	882,985
Banco do Nordeste do Brasil	—	—	185,154	1,987
Banco Estado	19,679,568	1,739,232	21,333,665	2,713,098
Bancolombia	—	—	—	107,119
Banco HBSC	—	—	21,590	10,824,955
Banco Hermes	—	—	6,577,752	5,391,528
Banco Lloyds	—	—	—	14,287,093
Banco Medio Crédito	—	—	4,214,536	—
Banco Nacional Desarrollo Soc.	—	—	651,402	2,019,382
Banco Real	—	—	—	470,332
Banco Rio	—	—	1,896	—
Banco Nacional del Lavoro	—	—	—	3,539,219
Banco San Paolo	—	—	67,508,298	—
Banco Santander	17,742,450	—	23,665,751	768,636
Banesto	—	—	4,292,992	4,601,056
Bank Boston	—	—	—	15,238,280
Bank of América	—	—	69,521,918	97,779,555
Bank of Tokio - Mitsubishi	—	—	56,974,773	61,701,649
Banque Nationale París	—	—	4,626,119	12,318,189
Birf	—	—	1,066,471	—
Chase Manhattan Bank	—	—	57,741,816	1,792,171
BNP Paribas	—	—	—	6,615,690
Citibank N.A.	—	—	22,631,820	24,295,402
Dresner B. Luxemburg	—	—	232,752	82,932,830
Electrobras - Brasil	—	—	2,969,352	—
Eximbank	—	—	—	459,473
Export Develop. Corp.	—	—	1,681,533	2,506,978
J.P.Morgan Chase Bank	—	—	3,624,390	4,954,469
Kreditanstal Fur Weideraubau	—	—	403,235	424,774
Midland Bank	—	—	5,085,611	5,668,452
Santander Central Hispano	—	—	—	222,428,617
Santander Inv. Bank	—	—	5,063,018	6,349,226
Scotiabank	—	—	559,807	—
Skandinaviska Enskildabnken	—	—	2,229,111	2,375,122
Societe Generale	—	—	1,740,953	1,845,522
Unibanco	—	—	73,033	52,797

Total	55,164,468	1,739,232	425,536,729	605,261,953

Total principal	55,164,468	1,554,097	375,564,660	574,398,663

Weighted average annual interest rate	7.50%	8.73%	6.27%	3.30%

	As of December 31,

	2001%	2002%
Percentage of debt in foreign currency:	87.04	99.71
Percentage of debt in local currency:	12.96	0.29

Total	100.00	100.00

In order to develop their investment plans, Enersis S.A., Endesa S.A. (Enersis subsidiary) and Pehuenche S.A. (Endesa S.A. subsidiary), have obtained financing from banks and financial institutions or through issuance of financial instruments, both in the local market and abroad which contain financial and non-financial covenants.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 16.	Long-Term Portion of Debt Due to Banks and Financial Institutions

	As of December 31, 2002

Financial Institution	Currency	After 1 year but within 2 years	After 2 year but within 3 years	After 3 year but within 5 years	After 5 year but within 10 years

		ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	US$	10,060,540	—	—	—
	US$	71,861,000	—	—	—
	US$	348,727	348,727	697,454	697,457
Banco Bayernische Landes	US$	—	—	—	—
Banco BBVA	US$	467,096,500	—	—	—
Banco Estado	$ Reaj.	14,644,588	39,055,660	2,936,985	—
	US$	4,604	—	—	—
Banco Europeo de Investimentos	US$	—	—	11,976,834	23,953,666
Banco do Brasil	Rs	1,612,832	806,416	1,612,832	4,032,080
	US$	666,812	310,166	543,906	1,223,757
Banco Medio Crédito	US$	—	—	—	—
	$ Arg	1,843,524	1,843,524	1,843,524	6,440,033
Banco Nacional Desarrollo Soc.	Rs	924,558	462,279	—	—
Banco Nacional del Lavoro	US$	—	—	—	—
Banco Nacionale de Paris	US$	10,624,361	10,624,361	21,248,722	16,661,934
	US$	1,927,400	1,927,400	3,854,800	5,895,808
Bancolombia	US$	—	—	484,743	—
Banco Santander	US$	—	—	—	—
	US$	—	—	—	—
	US$	—	—	—	—
Scotiabank	US$	—	—	—	—
Banco Santander Central His.	US$	—	—	—	—
	US$	287,444,000	—	—	—
	Yen	6,979,153	—	—	—
Banesto	US$	3,545,818	3,545,818	7,091,636	14,183,276
Bank Boston	US$	—	—	—	—
Bank of America	US$	—	—	—	—
Bank Tokio - Mitsubishi	US$	6,895,050	6,895,050	—	—
	US$	—	—	—	—
	US$	—	—	—	—
	Lira	—	—	—	—
	Pound	438,973	438,973	—	—
	Yen	462,018	462,018	—	—
	Euros	122,980	122,980	—	—
Bco. do Estado de Ceará	Rs	145,548	—	—	—
Bco. do Nordeste do Brasil	Rs	83,792	34,914	—	—
BIRF	U.P.	1,189,530	—	—	—
BNDES	Rs	—	49,049,488	—	—
	Rs	21,350,096	7,116,699	—	10,519,313
J.P.Morgan Chase Bank	US$	—	—	—	—
	US$	—	39,523,550	17,965,250	—
	US$	—	—	—	—
	Euros	—	—	—	—
Citibank N.A.	US$	—	—	—	—
Citibank N.Y.	US$	22,584,885	11,292,443	—	—
	US$	359,305,000	—	—	—
Corfinsura	US$	—	—	32,609,567	—
Electrobas - Brasil	Rs	—	—	—	—
Export Develop. Corp.	US$	987,113	987,113	1,974,226	4,935,565
	US$	1,043,482	1,043,482	2,086,964	2,608,704
HBSC Bank	US$	—	—	—	—
Kreditanstal Fur Weideraubau	US$	393,104	393,104	786,208	589,654
Lloyd’s Bank	US$	1,135,176	—	—	—
	US$	—	—	—	—
	Yen	1,077,915	—	—	—
Midland Bank	US$	—	—	—	—
Santander Investment	US$	3,664,911	—	—	—
Skandinaviska Enskildabnken	US$	2,375,122	2,375,122	2,375,007	—
Dresdner Bank	US$	—	—	—	—
Societe Generale	US$	1,378,048	—	—	—
Unibanco	Rs	78,528	—	—	—

Total		1,304,295,688	178,659,287	110,088,658	91,741,247

	As of December 31, 2002				Annual interest rate average	Total Long-term portion - 2001

Financial Institution	Currency	After 10 years		Total Long-term portion

		years	ThCh$	ThCh$		ThCh$
ABN Amro Bank	US$	—	—	10,060,540	2.75%	1,963,737
	US$	—	—	71,861,000	2.81%	67,443,370
	US$	—	—	2,092,365	2.70%	—
Banco Bayernische Landes	US$	—	—	—	0.00%	2,085,128
Banco BBVA	US$	—	—	467,096,500	2.66%	406,852,130
Banco Estado	$ Reaj.	—	—	56,637,233	4.32%	58,028,908
	US$	—	—	4,604	6.50%	864,034
Banco Europeo de Investimentos	US$	—	—	35,930,500	1.37%	—
Banco do Brasil	Rs	—	201,601	8,265,761	19.13%	10,016,239
	US$	—	1,802,494	4,547,135	4.05%	4,363,330
Banco Medio Crédito	US$	—	—	—	0.00%	35,267,772
	$ Arg	—	—	11,970,605	1.75%	—
Banco Nacional Desarrollo Soc.	Rs	—	—	1,386,837	9.04%	2,548,105
Banco Nacional del Lavoro	US$	—	—	—	0.00%	3,303,104
Banco Nacionale de Paris	US$	—	—	59,159,378	4.35%	65,648,923
	US$	—	2,575,466	16,180,874	4.70%	7,477,621
Bancolombia	US$	—	—	484,743	3.00%	7,327,862
Banco Santander	US$	—	—	—	0.00%	7,729,276
	US$	—	—	—	0.00%	708,728
	US$	—	—	—	0.00%	20,680
Scotiabank	US$	—	—	—	0.00%	130,840,138
Banco Santander Central His.	US$	—	—	—	0.00%	366,386,108
	US$	—	—	287,444,000	2.64%	—
	Yen	—	—	6,979,153	2.09%	—
Banesto	US$	—	—	28,366,548	4.30%	32,850,615
Bank Boston	US$	—	—	—	0.00%	14,247,345
Bank of America	US$	—	—	—	0.00%	27,584,337
Bank Tokio - Mitsubishi	US$	—	—	13,790,100	2.66%	14,785,268
	US$	—	—	—	0.00%	8,138,664
	US$	—	—	—	0.00%	19,413,538
	Lira	—	—	—	0.00%	293,321
	Pound	—	—	877,946	4.81%	1,115,357
	Yen	—	—	924,036	0.89%	1,173,625
	Euros	—	—	245,960	4.13%	—
Bco. do Estado de Ceará	Rs	—	—	145,548	9.83%	166,106
Bco. do Nordeste do Brasil	Rs	—	—	118,706	8.04%	221,316
BIRF	U.P.	—	—	1,189,530	5.32%	2,056,583
BNDES	Rs	—	—	49,049,488	10.00%	9,441,620
	Rs	—	—	38,986,108	26.00%	—
J.P.Morgan Chase Bank	US$	—	—	—	0.00%	74,113
	US$	—	—	57,488,800	8.53%	53,954,696
	US$	—	—	—	0.00%	5,395,470
	Euros	—	—	—	0.00%	3,589,264
Citibank N.A.	US$	—	—	—	0.00%	52,991,219
Citibank N.Y.	US$	—	—	33,877,328	3.88%	36,311,511
	US$	—	—	359,305,000	2.56%	362,170,897
Corfinsura	US$	—	—	32,609,567	12.38%	—
Electrobas - Brasil	Rs	—	—	—	0.00%	524,017
Export Develop. Corp.	US$	—	1,974,229	10,858,246	2.90%	6,478,693
	US$	—	—	6,782,632	2.75%	7,552,397
HBSC Bank	US$	—	—	—	0.00%	10,116,506
Kreditanstal Fur Weideraubau	US$	—	—	2,162,070	4.85%	2,398,095
Lloyd’s Bank	US$	—	—	1,135,176	5.75%	6,744,337
	US$	—	—	—	0.00%	1,011,651
	Yen	—	—	1,077,915	2.09%	—
Midland Bank	US$	—	—	—	0.00%	12,525,197
Santander Investment	US$	—	—	3,664,911	7.25%	9,307,185
Skandinaviska Enskildabnken	US$	—	—	7,125,251	0.65%	8,916,338
Dresdner Bank	US$	—	—	—	0.00%	77,627,317
Societe Generale	US$	—		1,378,048	1.62%	3,017,776
Unibanco	Rs	—	—	78,528	6.54%	180,353

Total		—	6,553,790	1,691,338,670		1,971,249,920

	As of December 31,

	2001	2002

	%	%
Percentage of debt in foreign currency:	97.06	97.13
Percentage of debt in local currency:	2.94	2.87

Total	100.00	100.00

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 17.	Other Current Liabilities

Other current liabilities at each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Advances and guarantee on construction	6,803,215	601,997
Taxes payable	4,293,154	2,482,871
Contingencies - third party claims	11,142,417	15,212,625
Customer advances	4,341,372	3,293,578
Losses in excess of insurance settlement	—	2,336,683
Acrued employes benefits - other	3,187,555	2,228,103
Forward contracts and swaps	114,377,655	5,729,893
Fair value - derivative contracts	—	11,251,521
Emergency energy provision (Brazil)	1,319,668	10,708,453
Other current liabilities	4,918,722	5,696,233

Total	150,383,758	59,541,957

Note 18.	Promissory Notes

				As of December 31,
	Face value	Maturity date	Interest rate
Financial Instrument				2001	2002

	ThCh$		%	ThCh$	ThCh$
2001-029	42,328,262	May 13, 2002	18.13	43,598,110	—
Commercial paper	10,456,868	Feb 01, 2002	8.48	11,032,138	—
Commercial paper	3,030,678	May, 2003	5.00	—	3,089,607
Commercial paper	2,081,801	Aug, 2003	5.25	—	2,124,305
Promissory note-AFR	—	Dec, 2003	10.00	—	122,129
OPP-027/2002	1,000	June, 2003	—	—	3,465,944
Promissory note - Banco Santander	286,299	Jan, 2003	5.00	—	286,299
OPP-058/2002	1,000	Sep, 2003	—	—	4,101,230

Total				54,630,248	13,189,514

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 19.	Bonds Payable

(a)	Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
			Face value outstanding	Interest rate	Maturity Date
Instrument	Series	Currency				2001	2002

			ThCh$	%		ThCh$	ThCh$
Bonds – Distrilima	1	Soles	49,919,000	9.61	Feb 01, 2011	5,827	5,946
Bonds – Distrilima	1st Prog	Soles	15,104,316	7.50	Jul 01, 2006	577,643	595,057
Bonds – Distrilima	1st Prog	Soles	6,134,974	6.50	Jan 01, 2004	—	178,340
Bonds – Distrilima	1st Prog	Soles	4,089,983	6.34	Jan 01, 2004	—	49,009
Bonds – Distrilima	1st Prog	Soles	3,859,972	7.50	Jan 01, 2004	—	43,787
Bonds – Distrilima	1st Prog	Soles	18,949,365	6.90	Oct 10, 2006	273,062	289,297
Bond No.269	B1 – B2	UF	2,945,863	5.63	Jun 15, 2009	7,338,014	7,707,332
Yankee Bonds – Enersis	1	US$	300,000,000	6.90	Nov 21, 2006	1,124,617	1,198,281
Yankee Bonds – Enersis	2	US$	350,000,000	7.45	Nov 21, 2016	1,004,024	1,069,787
Yankee Bonds – Enersis	3	US$	150,000,000	6.63	Nov 21, 2026	537,860	573,091
Bonds Endesa	1	US$	230,000,000	7.88	Feb 01, 2027	4,559,675	4,858,340
Bonds Endesa	2	US$	220,000,000	7.33	Feb 01, 2037	4,528,542	4,825,168
Bonds Endesa	3	US$	200,000,000	8.13	Feb 01, 2097	947,084	1,009,124
Bonds Endesa	1	US$	400,000,000	7.75	July 15, 2008	9,582,578	10,210,249
Bonds Endesa	1	US$	400,000,000	8.50	Apr 01, 2009	5,732,686	6,108,185
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	Aug 01, 2006	2,557,305	2,556,325
Bonds Endesa Internacional	C	US$	150,000,000	7.20	Apr 01, 2006	1,820,971	1,940,247
Bonds Endesa	B-1, B-2	UF	750,000	6.00	Oct 01, 2001	—	—
Bonds Endesa	C2; D1, D2	UF	1,315,960	6.80	Nov 01, 2010	2,332,264	2,448,643
Bonds Pehuenche	1	US$	170,000,000	7.30	May 01, 2003	1,394,954	123,650,025
Bonds Edegel	1	US$	30,000,000	8.75	June 13, 2007	139,657	148,805
Bonds Edegel	2	US$	30,000,000	8.41	Feb 14, 2007	648,384	690,620
Bonds Edegel	3	US$	30,000,000	8.75	Jun 03, 2006	91,499	97,493
Bonds Edegel	4	US$	20,000,000	8.44	Nov 21, 2005	123,910	135,327
Bonds Edegel	5	US$	10,000,000	11.50	Feb 22, 2003	280,254	7,450,131
Bonds Emgesa	B-1	$ Col.	85,000,000	15.80	Jun 01, 2006	1,721,866	—
Bonds Emgesa	B-5	$ Col.	12,750,006	14.95	Oct 09, 2004	119,042	74,909
Bonds Emgesa	B-7	$ Col.	19,500,010	15.27	Oct 09, 2006	186,358	118,162
Bonds Emgesa	B-10	$ Col.	229,825,122	15.60	Oct 09, 2009	2,247,058	1,435,070
Bonds Emgesa	C-10	$ Col.	19,777,918	10.25	Oct 09, 2009	136,358	43,693
Bonds Emgesa	B-10 2nd	$ Col.	273,130	15.78	Nov 09, 2009	336,523	220,970
Bonds Emgesa	A-5	$ Col.	172,858	8.35	Oct 12, 2010	228,550	70,046
Bonds Emgesa	B-3	$ Col.	31,525,018	14.79	Feb 08, 2002	9,461,897	10,162,475
Bonds Emgesa	A-1	$ Col.	15,000,006	13.95	July 09, 2006	108,833	1,426,838
Bonds Endesa	F	UF	1,500,000	6.20	Aug 01, 2022	639,327	639,081
Bonds Emgesa	C-10	$ Col.	1,245,298	9.88	Oct 10, 2010	—	80,679
Eurobonds	First	Euro	400,000,000	3.34	July 24, 2003	2,061,700	303,740,866
Bonds Autopista del Sol S.A.	A-1	UF	3,466,160	5.80	Oct 18, 2018	—	1,632,119
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	Oct 19, 2018	—	408,030
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	Oct 20, 2018	—	486,834
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	Jan 01, 2018	—	122,963

Total						62,848,322	498,501,344

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(b)	Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value
		Face value outstanding		Interest rate	Maturity Date
Instrument

Series

			Currency			2001	2002

		ThCh$		%		ThCh$	ThCh$
Bonos Edelnor	Uno	825,918	Soles	9.61%	01.02.11	957,975	1,000,390
Bonos Edelnor	I°Prog.	15,104,316	Soles	VAC + 7,5%	01.07.06	15,557,445	16,482,681
Bonos Edelnor	I°Prog.	18,949,365	Soles	VAC + 6,9%	10.10.06	19,517,846	20,677,950
Bonos Edelnor	I°Prog.	6,134,974	Soles	6.5%	01.01.04	—	6,134,974
Bonos Edelnor	I°Prog.	4,089,983	Soles	6.34%	01.01.04	—	4,089,983
Bonos Edelnor	I°Prog.	3,859,972	Soles	VAC + 7.5%	01.03.07	—	3,859,972
Yankee Bonds - Enersis	Uno	300,000,000	US$	0.069	21.11.06	202,330,110	215,583,000
Yankee Bonds - Enersis	Dos	350,000,000	US$	0.0745	21.11.16	168,429,026	179,461,350
Yankee Bonds - Enersis	Tres	150,000,000	US$	0.0663	21.11.26	101,165,055	107,791,500
Bono N° 269	B1	2,928,543	U.F.	0.055	15.06.09	56,523,126	49,035,877
Bono N° 269	B2	2,500,000	U.F.	0.0575	15.06.22	41,876,350	41,860,300
Bonos Endesa	Uno	230,000,000	US$	0.0788	01.02.27	138,853,085	147,948,145
Bonos Endesa	Dos	220,000,000	US$	0.0733	01.02.37	148,375,414	158,094,200
Bonos Endesa	Tres	200,000,000	US$	0.0813	01.02.97	27,257,913	29,043,342
Bonos Endesa	Uno	400,000,000	US$	0.0775	15.07.08	269,773,480	287,444,000
Bonos Endesa	Unica	400,000,000	US$	0.085	01.04.09	269,773,480	287,444,000
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	0.062	01.08.06	100,503,239	100,464,720
Bonos Endesa	C2; D1 Y D2	1,439,153	U.F.	0.068	01.11.10	22,043,038	19,831,566
Bonos Endesa	F	1,500,000	U.F.	0.062	01.08.22	25,125,810	25,116,180
Bonos Pehuenche	Unica	170,000,000	US$	0.073	01.05.03	114,653,729	—
Bonos Edegel	Uno	30,000,000	US$	0.0875	13.08.07	20,233,011	21,558,300
Bonos Edegel	Dos	30,000,000	US$	0.0841	14.02.07	20,233,011	21,558,300
Bonos Edegel	Tres	30,000,000	US$	0.0875	13.06.06	20,233,011	21,558,300
Bonos Edegel	Cuatro	20,000,000	US$	0.0844	21.11.05	13,488,674	14,372,200
Bonos Edegel	Cinco A	10,000,000	Soles	0.1154	22.08.03	6,854,001	—
Bonos Edegel	Cinco B	30,000,000	Soles	0.06	22.02.04	—	6,134,974
Bonos Emgesa	A-1	15,000,006	$ Col.	0.1343	09.07.06	4,415,413	3,762,632
Bonos Emgesa	B-1	85,000,000	$ Col.	0.1575	01.07.06	25,020,672	21,321,580
Bonos Emgesa	B-5	12,750,006	$ Col.	0.1495	09.10.04	3,753,101	3,198,237
Bonos Emgesa	B-7	19,500,010	$ Col.	0.1527	09.10.06	5,740,037	4,891,422
Bonos Emgesa	B-10	229,825,122	$ Col.	0.156	09.10.09	67,651,483	57,649,691
Bonos Emgesa	C-10	19,777,918	$ Col.	0.1025	09.10.09	5,821,842	5,279,069
Bonos Emgesa	B-10 2° emision	60,000,031	$ Col.	0.1578	08.11.09	17,661,651	15,050,527
Bonos Autopista del Sol S.A	A-1	3,446,160	U.F.	0.058	15.01.18	—	57,702,917
Bonos Autopista del Sol S.A	A-2	861,540	U.F.	0.058	15.01.18	—	14,425,729
Bonos Autopista del Sol S.A	B-1	964,372	U.F.	0.058	15.01.18	—	16,147,555
Bonos Autopista del Sol S.A	B-2	243,578	U.F.	0.058	15.01.18	—	4,078,505
Eurobono	Unica	400,000,000	Euro	0.0334	24.07.03	236,481,576	—
Bonos Endesa Internacional	Unica	150,000,000	US$	0.072	01.04.06	101,165,055	107,791,500

Total						2,271,468,659	2,097,845,568

(c)	Bonds payable are comprised of the following:

i.	Enersis S.A. Series B1-B2

On September 11, 2001, Enersis S.A. registered two series of bearer bonds as of June 14, 2001, as follows:

Series	Total amount In UF	No.of bonds per series	Face value in UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The scheduled maturity of the Series B-1 bonds is 8 years, interest and principal payable semi-annually. Annual interest is 5.50%, compounded semi-annually.

The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually.  Annual interest is 5.75%, compounded semi-annually.

ii.	Enersis S.A. (Yankee Bonds)

On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued corporate notes (Yankee Bonds) for US$800 million in three series, as follows:

Series	Total amount In US$	Years to maturity	Stated annual interest rate

1	300,000,000	10	6.90%
2	350,000,000	20	7.40%
3	150,000,000	30	6.60%

Interest is payable on a semi-annual basis and principal is due upon maturity.  The Series 3 bond holders have an option to require the Company to redeem all or any US$1,000 portion thereof on December 31, 2003 at a redemption price equal to face value.

Repurchase of Yankee Bonds

During November 2001, the Company made a tender offer to repurchase all or a portion of the Series 2 Yankee Bonds.  The offer expired November 21, 2001 and the Company repurchased a total of US$100,266,000 in bonds with accrued interest, at a price of US$95,536,000, resulting in a gain of US$8,201,000 (ThCh$5,531,051), which is included in other non-operating income (see Note 23a).

iii.	Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	:	March 1, 1996
Number of bonds subscribed	:	49,919
Face value	:	100 soles each
Redemption term	:	15 years
Interest rate	:	9.6136% annual
Interest payment	:	Annually, on coupon maturity
Principal amortization	:	Amortization of total principal upon maturity

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Second issue
Date of Issue	:	November 10, 1998
Number of bonds subscribed	:	146,300
Face value	:	1000 soles each
Redemption term	:	4 years
Interest rate	:	14.396%
Interest payment	:	Accrued and paid within 90 days
Anticipated redemption option	:	Early redemption option

Third issue
Date of Issue	:	August 7, 1998
Number of bonds subscribed	:	15,000
Face value	:	US$1,000 each
Redemption term	:	3 years
Interest rate	:	7.7%
Interest payment	:	Accrued and paid within 90 days

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Face value	:	30,000 new soles each
Redemption term	:	2 years
Interest rate	:	7.5%
Interest payment	:	Semi – annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9%
Interest payment	:	Semi – annual

Third issue:
Date of issue	:	January 24, 2002
Number of bonds subscribed	:	6,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.5% annual
Interest payment	:	Semi – annual

Fourth issue:
Date of issue	:	April 24, 2002
Number of bonds subscribed	:	4,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.34% annual
Interest payment	:	Semi – annual

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

iv.	Endesa Chile S.A.

I	Risk rating of the issued bonds is a follows as of the date of December 31, 2002:

Category
- Comisión Clasificadora de Riesgo	AA
- Fitch IBCA Chile Clasificadora de Riesgo Ltda.	AA
- Clasificadora de Riesgo Humphreys Ltda.	AA

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

ISSUANCE TERMS

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	Four million Unidades de Fomento (UF4,000,000) divided into:
- Series C-1: 120 bonds at UF10,000 each
- Series C-2: 800 bonds at UF1,000 each
- Series D-1: 120 bonds at UF10,000 each
- Series D-2: 800 bonds at UF1,000 each
Indexation	:	Based on variations in Unidad de Fomento index
Amortization period	:	Series C-1 and C-2: 15 years (5-year grace period and 10 years to amortize capital).
Series D-1 and D-2: 20 years (5-year grace period and 15 years to amortize capital).
Capital amortization	:
Series C-1 and C-2:  20 consecutive installments payable semi-annually, starting April 1, 1996. Series D-1 and D-2: 30 consecutive installments payable semi-annually, starting May 1, 1996.  Amortization installments are incremental

Early Redemption	:	As elected by the issuer, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	:
6.8% annually upon expiration, compound and actual rate per semester on outstanding capital, readjusted by the value of the Unidad de Fomento.  The applicable semi-annual interest rate will be equal to 3.34409%.

Interest Payments	:
Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991.  Accrued interest at the end of the period amounts to ThCh$245,619 (ThCh$268,716 in 2001), and is shown under current liabilities.

Guarantee	:	There is no specific guarantee, however, a general guarantee covers all the issuer’s assets.
Placement period	:	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Fourth Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value (1)	:	Up to seven and a half million (UF7,500,000) divided into:
Series E-1: 1,500 bonds at UF1,000 each.
Series E-2: 600 bonds at UF10,000 each.
Series F: 200 bonds at UF10,000 each.
Readjustment	:	Variation in the UF
Amortization period	:	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early redemption	:	Only in the Series F case, beginning February 1, 2012.
Nominal interest rate	:	6.2% annually, compounded semi-annually and effective on the outstanding capital adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Interest payments	:	Accrued interest as of December 31, 2002 amounts to ThCh$3,195,406 (ThCh%3,196,631 in 2001) which is shown under current liabilities.
Guarantee	:	There is no specific guarantee; however, a general guarantee covers all the issuer’s assets
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance

(1)	Through a currency swap, the UF debt was changed to US dollars, leaving a net position of ThCh$2,192,610 as of December 31, 2002 which is included in other assets.

II	The Company has issued and placed three public offerings of bonds in the international market as follows:

First Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Readjustment	:	Variation in the US Dollar

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, period 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually
Interest Payments	:
Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997.  Accrued interest as of the year end amounts to ThCh$15,114,018 (ThCh$14,184,888 in 2001), which is shown under current liabilities.

Second Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000) :
Readjustment	:	Variation in the US Dollar
Capital amortization	:	Series 1 matures on July 15, 2008 period
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payments	:
Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999.  Accrued interest as of the year end amounts to ThCh$10,210,249 (ThCh$9,582,578 in 2001), which is shown under current liabilities.

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000) :
Readjustment	:	Variation in the US Dollar
Capital amortization	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.502% annually
Interest Payments	:
Interest will be paid semi-annually each October 1 and April 1 annually, starting October 1, 1999.  Accrued interest as of the year end amounts to ThCh$6,108,185 and ThCh$5,732,686 in 2002 and 2001, respectively, which is shown under current liabilities.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The risk rating of these bonds is as follows as of the date of these financial statements:

Category
- Standard & Poor’s	BBB
- Moodys Investors Services	Baa3
- Fitch	BBB+

Repurchase of Yankee Bonds

Endesa Chile Internacional, a 100% subsidiary of Endesa, made a tender offer in November 2001, for the total or partial purchase, in cash, of the following bond issue in US dollar (Yankee Bonds) made by its parent company, Endesa.

•	Series 1: ThCh$230,000 at 30 years, maturing in 2027.
•	Series 3: ThCh$200,000 at 100 years, maturing in 2097.

As a result of the offer which expired on November 21, 2001, series 1 and series 2 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series, resulting in a non-operating gain of ThUS$27,551 (ThCh$18,581,792), which is included in other non-operating income. (See Note 23 (a)).

v.	Subsidiaries of Endesa S.A.

I	Endesa Chile Internacional issued Yankee Bonds on April 1, 1996.

Risk rating of the bond issuance is as follows as of December 31, 2002:

Category
- Standard & Poor’s	BBB
- Moodys Investors Services	Baa3

ISSUANCE TERMS

First Issuance

Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million Dollars (US$150,000,000):
Capital amortization	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2% annually in arrears.
Interest Payments	:	Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest as of the year end amounts to ThCh$1,940,247 (ThCh$1,820,971 in 2001) and is shown under current liabilities.
Guarantee	:	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first issue of Eurobonds (European Medium Term Note Programme) was registered in England for 1,000 million Euros.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

ISSUANCE TERMS

First Registration

Securities registered	:	1,000 million Euros
Issuance value	:	Euros 400,000,000 (*)
Capital amortización	:	Principal due July 24, 2003
Nominal interest rate	:	Euribor + 0.80
Interest payments	:	Quarterly beginning October 24, 2000 in arrears. Accrued interest as of the year end amounts to ThCh$2,310,497 (ThCh$2,061,701 in 2001) and is shown in current liabilities.
Guarantee	:	Empresa Nacional de Electricidad S.A.

(*)	By way of a swap operation, the debt in Euro was changed to US dollars.

II	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

First Issuance

Issuer	:	Empresa Eléctrica Pehuenche S.A.
Securities issued	:	Marketable securities denominated in US$.
Issuance Value	:	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	:	Maturity as of May 1, 2003
Nominal interest rate	:	7.3% annually
Interest payments	:	Interest will be paid semi-annually in arrears, starting November 1, 1996. Accrued interest as of the year end amounts to ThCh$1,486,325 (ThCh$1,394,954 in 2001) and is shown in Current Liabilities.

III	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000 and August 22, 2001 as per the following:

First Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in US$(120,000 bonds).
Issuance value	:	US$120,000,000
Capital amortization	:	June 3, 2006, February 14, 2007, June 13, 2007, November 26, 2005 and August 22, 2003, respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75%, 8.4375% and 11.50% annually
Interest payments	:	Interest will be paid semi-annually, starting December 3, 1999. Accrued interest as of the year-end amounts to ThCh$1,367,515 ThCh$1,283,703 in 2001) and is shown in other current liabilities.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

IV	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 as per the following:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000
Capital amortization	:	Maturities as of 2002, 2004, 2006, 2007, 2009 and 2010 for $Col 1,525,000; $Col 15,000,000; $Col 85,000,000; $Col 81,407,744; $Col 19,500,000; $Col 297,567,256 and $Col 30,000,000 respectively
Interest nominal rate	:	15.5% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of the year end amounts to ThCh$5,385,981 (ThCh$5,715,660 in 2001) and is shown under current liabilities.

V	Sociedad Concesionaria Autopista del Sol S.A. issued bonds on March 8, 2002.

First Issuance

Issuer	:	Sociedad Concesionaria Autopista del Sol S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	U.F. 5,540,000 divided into:
Series A – 1 U.F.3,460,000
Series A – 2 U.F.865,000
Series B – 1 U.F.970,000
Series B – 1 U.F.245,000
Indexation	:	Variation in the U.F.
Amortization period	:	16 years
Capital amortization	:	Semi - annually and consecutive
Interest nominal rate	:	5.8% annually in arrears, compounded semi - annually on outstanding capital, readjusted for the value of the Unidad de Fomento. The applicable semi-annual rate will be equal to 2.8591%
Interest payment	:	Interest will be paid semi-annually each January 15 and July 15 starting January 15, 2003. Accrued interest at the year end amounts to ThCh$2,427,752 and is show in current liabilities

Bond discounts of Enersis S.A. and its affiliates of ThCh$23,317,438 and ThCh$20,817,166 as of December 31, 2001 and 2002, respectively are included in Other Assets (see Note 14).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 20.	Accrued Expenses

(a)	Short-term accruals:

Accrued expenses included in current liabilities as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Bonus and other employee benefits	29,586,443	26,911,641
Litigation and contingencies	21,817,851	21,256,038
Construction and other	7,757,541	7,173,039
Energy purchases and other	10,004,985	14,461,761
Income tax installments and other taxes	192,034	198,643
Pension accruals	1,282,688	1,793,090
Suppliers and services	2,891,319	6,294,182
Other accruals	6,387,468	6,841,927

Total	79,920,329	84,930,321

During the 2002 period, bad debts write-offs for an amount of ThCh$1,297,010 (ThCh$6,340,092 in 2001) were made.

(b)	Long-term accruals:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Provision for contingencies and lawsuits	143,903	1,131,005
Advance monthly corporate and other taxes	10,659,029	7,000,596
Post-retirement benefits-Chilean subsidiaries	8,686,281	10,352,416
Severance indemnity	7,091,909	8,589,109
Labour contingencies (Cerj)	83,342,951	87,993,076
Post-retirement benefits (Cerj Coelce)	80,089,342	38,637,287
Post-retirement benefits-foreign subsidiaries	44,375,523	71,228,212
Others	—	1,990,916

Total	234,388,938	226,922,617

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n.  An analysis of the changes in the accruals in each year is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Opening balance as of January 1	6,396,342	7,377,430
Increase in accrual	2,352,065	2,072,912
Transfer to short-term	(276,711)	82,969
Payments during the year	(1,379,787)	(944,202)

Total	7,091,909	8,589,109

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 21.	Minority Interest

(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2001			As of December 31, 2002

Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,296,795	0.05%	12,648	25,213,021	0.05%	12,607
Cam Argentina S.A. (Ex - M.Velasco Arg.)	687,066	0.10%	687	545,460	0.10%	545
Cam Colombia S.A.	1,081,791	0.001%	14	1,864,792	0.001%	25
Capital de Energía S.A.	534,797,609	49.10%	262,585,626	566,223,719	49.10%	278,015,846
Central Hidroeléctrica Betania S.A.	494,429,051	14.38%	71,088,020	519,458,738	14.38%	74,686,738
Central Cachoeira Dourada	499,191,115	0.49%	2,452,676	486,715,435	0.41%	1,982,200
Central Costanera S.A.	137,706,613	48.07%	66,192,075	171,461,783	48.07%	82,417,327
Cía. do Electricidade do Río do Janeiro	489,488,446	41.25%	201,912,651	579,561,108	37.42%	216,887,924
Chilectra S.A.	498,295,654	1.76%	8,770,774	421,691,742	1.76%	7,366,481
Cía. Eléctrica San Isidro S.A.	30,362,233	50.00%	15,181,116	34,217,794	50.00%	17,108,897
Cía. Peruana de Electricidad S.A.	39,939,117	49.00%	19,565,417	43,202,088	49.00%	21,169,023
Codensa S.A.	1,112,677,346	51.52%	573,222,783	1,009,464,988	51.52%	520,777,588
Companhia Energetica Do Ceara - Coelce	658,685,746	43.41%	285,937,346	694,587,778	43.41%	301,522,520
Compañía Eléctrica del Río Maipo S.A.	22,260,807	1.26%	279,942	22,623,680	1.26%	284,505
Constructora y Proyectos Los Maitenes S.A.	936,792	45.00%	421,556	349,958	45.00%	157,481
Edegel S.A.	661,672,216	36.44%	241,138,499	680,564,639	36.44%	248,023,616
Edelnor S.A.	272,154,844	40.00%	108,861,938	292,048,556	40.00%	116,819,422
Edesur S.A.	677,251,928	34.11%	230,997,210	729,817,969	34.11%	248,926,444
Emgesa S.A.	919,463,877	51.52%	473,679,287	963,653,136	51.52%	496,444,223
Empresa Eléctrica Pangue S.A.	59,573,673	7.52%	4,479,940	74,436,633	5.01%	3,729,275
Endesa	1,446,549,434	40.02%	578,895,713	1,430,635,320	40.02%	572,527,032
Endesa Argentina S.A.	30,646,605	0.01%	3,064	21,798,627	0.01%	2,180
Generandes Perú S.A.	351,973,200	40.37%	142,088,131	369,454,446	40.37%	149,145,139
Hidroeléctrica El Chocón S.A.	237,400,257	34.81%	82,639,029	227,177,787	34.81%	79,080,588
Hidroinvest S.A.	111,674,081	30.07%	33,580,396	92,470,425	30.07%	27,805,857
Inecsa 2000 S.A.	25,510,699	2.68%	683,687	25,412,375	2.68%	681,052
Infraestructura 2000 S.A.	63,589,515	40.00%	25,435,806	64,002,478	40.00%	25,600,991
Ingendesa S.A.	2,480,040	2.36%	58,591	2,266,772	2.36%	53,552
Inmobiliaria Centro Nuevo Ltda.	(12,043)	0.08%	(9)	(13,327)	0.08%	(10)
Inmobiliaria y Constructora Stgo. 2000 Ltda.	74,764	7.50%	5,607	80,994	7.50%	6,075
Inversiones Distrilima S.A.	159,715,296	32.75%	52,306,760	172,793,816	31.61%	54,620,126
Investluz S.A.	532,119,077	37.55%	199,810,714	357,552,300	37.55%	134,260,889
Luz de Bogotá S.A.	643,243,838	55.00%	353,784,118	600,529,806	55.00%	330,291,399
Empresa Eléctrica Pehuenche S.A.	177,950,062	6.34%	11,282,034	182,901,476	7.35%	13,443,258
Soc. Agrícola de Cameros Ltda.	6,066,690	42.50%	2,578,343	6,936,375	42.50%	2,947,959
Soc. Agrícola Pastos Verdes Ltda.	52,532,429	45.00%	23,639,595	52,902,360	45.00%	23,806,062
Túnel El Melón S.A.	(1,313,139)	0.05%	(656)	(4,230,882)	0.05%	(2,115)

Total			4,073,571,128			4,050,602,721

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2000			Year-ended December 31, 2001			Year-ended December 31, 2002

Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	139,949	0.050	70	(45,093)	0.05%	(23)	83,773	0.05%	42
Cam Argentina S.A. (Ex - M.Velasco Arg.)	202,967	0.100	203	1,428,756	0.10%	1,429	186,609	0.10%	187
Cam Colombia S.A.	(56,653)	0.001	(40,934)	(414,777)	0.001%	(5)	(712,142)	0.001%	(9)
Capital de Energía S.A.	20,837,378	49.000	10,210,316	(8,602,334)	49.10%	(4,223,747)	(23,671,013)	49.10%	(11,622,467)
Central Hidroeléctrica Betania S.A.	(6,921,376)	14.380	(995,142)	8,666,017	14.38%	1,245,983	7,354,973	14.38%	1,057,483
Central Cachoeira Dourada	24,007,006	1.160	279,281	(25,841,820)	0.49%	(126,969)	35,501,840	0.41%	144,585
Central Costanera S.A.	16,524,363	48.320	7,984,572	11,567,900	48.07%	5,560,396	(24,735,275)	48.07%	(11,889,619)
Central Termoeléctrica Buenos Aires S.A.	978,864	22.170	217,014	—	0.00%	—	—	0.00%	—
Inm. Centro Nuevo	—	0.00%	—	—	—	—	1,285	0.08%	1
Cía. do Electricidade do Río do Janeiro	(5,078,215)	41.250	(3,548,717)	3,400,351	41.25%	1,402,635	9,012,430	37.42%	3,372,704
Chilectra S.A.	66,966,267	2.030	18,070,116	(73,185,248)	1.76%	(1,382,051)	31,001,664	1.76%	541,744
Cía. Eléctrica San Isidro S.A.	2,476,112	50.000	1,238,057	101,281	50.00%	50,641	(5,250,225)	50.00%	(2,625,113)
Cía. Peruana de Electricidad S.A.	1,974,335	49.000	967,424	(3,074,599)	49.00%	(1,506,554)	(3,258,139)	49.00%	(1,596,488)
Codensa S.A.	21,605,936	51.520	12,306,264	(22,798,893)	51.52%	(11,745,404)	6,655,951	51.52%	3,429,146
Companhia Energetica Do Ceara - Coelce	18,918,834	43.410	8,212,719	(13,440,399)	43.41%	(5,834,514)	(20,351,782)	43.41%	(8,834,766)
Compañía Eléctrica del Río Maipo S.A.	10,165,435	1.610	1,508,429	(9,261,986)	1.26%	(133,933)	(11,727,292)	1.26%	(147,477)
Constructora y Proyectos Los Maitenes S.A.	(46,357)	45.000	(20,861)	494,907	45.00%	222,708	586,836	45.00%	264,076
Edegel S.A.	33,815,692	30.160	10,197,629	(28,636,179)	36.44%	(10,436,112)	(4,554,496)	36.44%	(1,659,831)
Edelnor S.A.	11,511,204	40.000	4,604,481	(18,672,139)	40.00%	(7,468,855)	(19,759,294)	40.00%	(7,903,718)
Edesur S.A.	60,280,290	34.110	21,734,633	(83,679,490)	34.11%	(28,541,415)	(8,205,141)	34.11%	(2,798,611)
Emgesa S.A.	37,682,800	51.520	19,412,352	(18,796,538)	51.52%	(9,683,394)	(56,168,714)	51.52%	(28,936,380)
Empresa Eléctrica Pangue S.A.	(2,073,199)	7.520	(155,905)	(6,568,538)	7.52%	(493,954)	(18,850,842)	5.01%	(944,427)
Endesa S.A.	114,924,893	40.020	45,991,879	(72,160,018)	40.02%	(28,877,772)	9,319,056	40.02%	3,729,400
Endesa Argentina S.A.	3,695,025	0.010	370	10,823,292	0.01%	1,083	10,781,159	0.01%	1,078
Generandes Perú S.A.	35,191,253	45.740	16,095,423	(27,929,472)	40.37%	(11,274,854)	(13,105,328)	40.37%	(5,290,492)
Hidroeléctrica El Chocón S.A.	10,022,417	34.810	3,488,804	(8,929,943)	34.81%	(3,108,513)	25,772,502	34.81%	8,971,408
Hidroinvest S.A.	2,916,610	30.070	877,024	(2,636,004)	30.07%	(792,647)	26,502,276	30.07%	7,969,234
Inecsa 2000 S.A.	101,580	2.680	2,722	(32,301)	2.68%	(865)	98,323	2.68%	2,635
Infraestructura 2000 S.A.	450,056	40.000	180,022	(996,272)	40.00%	(398,509)	(412,963)	40.00%	(165,185)
Ingendesa S.A.	931,578	2.360	22,008	(873,679)	2.36%	(20,640)	(923,250)	2.36%	(21,812)
Inmobiliaria Centro Nuevo Ltda.	2,685	7.500	203	(1,449)	0.08%	—	—	—	—
Inmobiliaria y Constructora Stgo. 2000 Ltda.	(1,449)	0.080	(1)	(2,763)	7.50%	(207)	(6,231)	7.50%	(468)
Inversiones Distrilima S.A.	7,932,094	32.750	2,597,761	(12,342,281)	32.75%	(4,042,097)	(13,071,302)	31.61%	(4,131,839)
Investluz S.A.	(7,276,872)	37.550	(2,732,466)	11,720,860	37.55%	4,401,183	198,253,211	37.55%	74,444,081
Luz de Bogotá S.A.	10,536,326	55.000	5,794,979	(11,524,049)	55.00%	(6,338,227)	4,512,003	55.00%	2,481,602
Empresa Eléctrica Pehuenche S.A.	(6,344,120)	7.450	(472,637)	(4,963,596)	6.34%	(314,692)	(20,012,133)	7.35%	(1,470,892)
Soc. Agrícola de Cameros Ltda.	(1,860)	42.470	(790)	165,481	42.50%	70,329	(104,616)	42.50%	(44,462)
Soc. Agrícola Pastos Verdes Ltda.	(57,795)	45.000	(26,006)	(3,031,153)	45.00%	(1,364,019)	(98,333)	45.00%	(44,250)
Túnel El Melón S.A.	(2,315,999)	0.050	(1,068)	1,932,383	0.05%	966	2,917,743	0.05%	1,459

Total			184,000,228			(125,152,619)			16,282,559

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 22.	Shareholders’ Equity

(a)	Dividends

There are no restrictions on the payment of dividends.  The following dividends were paid as of each year-end:

Dividend Number	Payment date	Historical value	Type of dividend	Related to
		Ch$ per share
71	April 2001	1.806391	Final	2000

(b)	Number of shares

	As of December 31, 2000, 2001 and 2002
	Number of shares

Series	Subscribed	Paid	With vote
First	8,291,020,100	8,291,020,100	8,291,020,100

(c)	Subscribed and paid capital is as follows as of the year-end:

	As of December 31, 2000, 2001 and 2002

Series	Capital subscribed	Capital paid
	ThCh$	ThCh$
First	751,208,197	751,208,197

(d)	Other reserves

Other reserves are composed of the following as of December 31, 2000, 2001 and 2002:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Accumulated net losses of development-stage subsidiaries	—	(308,094)	(4,937,110)
Reserve for transaction entities using remeasurement method	2,337,516	2,318,686	1,177,508
Reserve for accumulated conversion differences	4,929,205	24,373,947	45,702,079

Total (historical Chilean pesos)	7,266,721	26,384,539	41,942,477

Total, as restated (1)	7,716,749	27,176,075	41,942,477

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Detail of changes in the reserve for accumulated conversion differences is as follows for the year ended December 31, 2001 and 2002:

	Initial balance	Reserve for assets	Reserve for liabilities	Final balance

	ThCh$	ThCh$	ThCh$	ThCh$
2001
Cumulative translation adjustment	5,234,472	133,093,729	(113,223,032)	25,105,169

2002
Cumulative translation adjustment	25,105,169	96,536,552	(75,939,638)	45,702,079

The detail of the accumulated conversion difference reserve at December 31, 2000, 2001 and 2002 is as follows:

	As of December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Enersis Energía de Colombia S.A.	—	—	19,753
Distrilec Inversora S.A.	303,852	1,230,145	2,494,214
Inversiones Distrilima S.A.	845,972	2,048,579	3,034,207
Cía. Peruana de Electricidad S.A.	1,853,416	3,755,485	5,027,002
Edesur S.A.	1,236,498	7,936,100	13,222,829
Cía. de Electricidade do Río de Janeiro	935,165	4,205,754	10,996,981
Luz de Bogotá S.A.	—	1,407,698	2,370,986
Investluz S.A.	59,569	4,579,207	7,012,529
Endesa Market Place S.A.	—	103,883	280,302
Endesa-Chile Subsidiary	—	(161,682)	—
Central Geradora Termoelétrica Fortaleza S.A.	—	—	1,243,276

Total	5,234,472	25,105,169	45,702,079

(e)	Net losses from operations and accumulated net income (losses) of development-stage subsidiaries are as follows:

	As of December 31, 2002 Net income (losses)

Company	Of the period	Accumulated
	ThCh$	ThCh$

Compañía Eléctrica Taltal Ltda.	—	146,371
Central Geradora Termoelectrica Fortaleza S.A.	(939,553)	(1,302,505)
Aguas Santiago Poniente S.A.	(111,586)	(111,586)
Infraestructura 2000 S.A.	—	347,252
Gas Atacama Generación	—	811,149
Ingendesa (Ingendesa do Brasil)	1,451	(46,306)
Enigesa (Ingendesa do Brasil)	19	(642)
Cía. Eléctrica Conosur S.A. (CIEN)	(4,780,843)	(4,780,843)

Total	(5,830,512)	(4,937,110)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 23.	Other Income and Expenses

a.	The detail of other non-operating income in each year is as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	11,545,770	3,253,049	512,200
Gain on sale of property, plant and equipment	98,540,540	12,845,817	6,131,310
Gain on forward contracts and swaps	7,744,183	17,822,984	4,815,297
Services - proyects and inspections	31,360,163	9,251,066	14,382,141
Penalties charged to contractors and suppliers	6,106,866	15,141,355	10,129,602
CDEC-SING power settlement gain	8,334,080	6,487,257	11,153,158
Public lighting and telephone lines	—	13,963,267	13,525,674
Gain on sale of investments	208,107,787	3,163,324	—
Cost recoveries	12,778,359	6,349,126	5,112,788
Recoverable taxes	4,203,502	8,116,807	6,387,623
Effect of application of BT 64 (1)	44,329,990	62,673,747	210,813,735
Comahue fourth line income	13,032,224	411,352	337,450
Gain on repurchase of bonds	—	24,112,843	—
Dividend from investees	—	5,425,032	10,732,246
Other	17,417,878	5,676,555	14,110,663

Total	463,501,342	194,693,581	308,143,887

b.	Other non-operating expenses in each year are as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	11,068,850	2,181,904	4,166,463
Cost of sales – materials	5,480,701	14,806,557	11,254,237
Cost of projects, inspections and other	22,901,666	8,290,316	5,255,189
Effect of application of BT 64 (1)	4,826,202	39,426,469	30,767,763
Contingencies and litigation	9,937,236	35,163,985	48,293,521
Deferred expense amortization	29,667,643	1,224,252	9,133,401
SIC power settlement loss	9,771,881	9,450,051	16,978,444
Loss on forward contracts	3,254,625	23,575,152	—
Pension plan expense	6,205,758	22,407,456	5,745,126
Penalties and fines	2,672,151	15,663,147	13,018,169
Sales tax adjustment (Brazil)	—	—	6,731,332
Argentinean Government bond-market value adjustment	—	—	5,103,764
Provision for real estate projects	—	—	16,600,195
Provision for write off-work in progress	—	—	46,311,933
Other	13,103,336	11,739,955	21,837,067

Total	118,890,049	183,929,244	241,196,604

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 24.	Price-level Restatement

The (charge) credit to income for price-level restatement as of each year-end is as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Assets
Inventory	289,029	679,797	1,081,801
Current assets	13,397,412	86,825	6,108,070
Accounts receivable from subsidiaries	5,061,400	4,575,344	5,032,682
Property, plant and equipment	102,746,124	69,607,844	71,181,494
Investment in subsidiaries	10,754,175	30,582,762	35,860,652
Amortization of goodwill	36,887,897	27,626,882	25,787,859
Other assets	21,363,984	25,101,509	2,282,536

Net credit - assets	190,500,021	158,260,963	147,335,094

Liabilities and Shareholders’ equity
Shareholders’ equity	(38,425,168)	(34,756,513)	(35,375,590)
Current and long-term liabilities	(128,254,204)	(95,013,142)	(86,890,351)
Minority interest	15,247,338	6,517,278	5,418,099
Accounts payable to subsidiaries	(51,798,765)	(30,547,186)	(24,050,002)
Non-monetary liabilities	210,397	(679,233)	(51,951)

Net charge-liabilities and shareholders’ equity accounts	(203,020,402)	(154,478,796)	(140,949,795)

Price-level restatement of the income statement	(2,731,612)	(1,607,092)	(1,420,409)

Net credits to income	(15,251,993)	2,175,075	4,964,890

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 25.	Exchange Differences

The (charge) credit to income for foreign currency translation as of each year-end is as follows:

	As of December 31,

Assets	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Current assets
Cash	US$	(65,615)	1,495,922	2,671,496
	Other	(268)	(56,291)	(13,698)
Time deposits	US$	—	202,284	264,124
	Other	—	(77,389)	(31,054)
Marketable securities	US$	—	11,797,767	6,855,639
	Other	—	(1,886)	—
Accounts receivable, net	US$	25,951	104,099	489,200
	Other	—	(48,663)	—
Other accounts receivable, net	US$	21,741	1,124,688	218,125
	Other	81,745	52,495	42,536
Inventory	Other	—	(11,824)	—
Prepaid expenses	US$	156,908	168,986	29,442
	Other	—	(2,365)	—
Other current assets	US$	285,338	11,521,079	(136,043)
	Other	9,696	(264,455)	(140,837)
Non-current assets		—
Long-term receivables	US$	(18,507)	1,054,144	599,944
	Other	1,569	277,166	202,009
Amounts due from related companies	US$	6,387,947	17,033,254	11,082,499
Deferred expenses	US$	1,044,069	246,859	228,059
Other assets	US$		28,336,082	6,541,035
Forward contracts and swaps	US$	28,122,985	36,011,211	16,037,562

Total gain		36,053,559	108,963,163	44,940,038

	As of December 31,

Liabilities	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Current liabilities
Short-term debt due to banks and financial institutions	US$	(368,116)	(6,823,954)	(2,633,314)
	Other	(245,995)	(1,890)	—
Current portion of long-term debt due to banks and financial institutions	US$	(299,187)	(2,346,817)	3,552,078
	Yen	—	26,250	(71,707)
	Other	—	(63,570)	(242,103)
	Euro	—	—	(26,128)
Current portion of bonds payable	US$	—	(3,831,594)	(2,102,419)
	US$	(479,233)	(1,426,092)	(856,727)
Current portion of notes payable	Other	—	19,127	—
Dividends payable	Other	—	101	1,840
Accounts payable	US$	—	284,714	472,907
	Other	—	193,407	(861,657)
Notes payable	US$-	—	(307,780)	—
	Other	—	(81,896)	—
Miscellaneous payables	US$	(544,449)	(430,288)	(649,158)
	Other	(39,597)	195,405	—
Other current liabilities	US$	—	(921,658)	83,986
	Other	—	(11,922)	—
Accrued expenses	US$	(3,441)	37,716	(103)
	Other	—	(29,947)	—
Deferred income	US$	—	(56,780)	(362,291)
Long-term liabilities
Due to banks and financial institutions	US$	(13,949,405)	(42,070,677)	(22,646,874)
	Yen	29,438	22,840	(180,770)
	Euro	—	—	(60,487)
	Other	925	(246,923)	(368,719)
Bonds payable	US$	(13,294,614)	(52,035,450)	(24,995,100)
Notes payable	US$	(2,236,806)	(6,734,909)	(2,814,391)
Accounts payable	US$	(223,869)	(995,614)	358,233
Other long-term liabilities	US$	(5,648,107)	(21,897,139)	(6,647,384)
	Other	(2,825)	29,525	3

Total loss		(37,305,281)	(139,505,815)	(61,050,285)

Exchange difference - net loss		(1,251,722)	(30,542,652)	(16,110,247)

Note 26.	Extraordinary Items

In this item, the Company shows the net equity 1.2% tax, in accordance with decree N°1,949 of August 29, 2002 of the Republic of Colombia; a tax that will be used for said country’s democratic security.

At December 31, 2002, the subsidiaries paying this tax and the corresponding amounts are as follows:

Company	ThCh$

Central Hidroeléctrica de Betania S.A.	2,025,115
Capital de Energía S.A.	67,124
Emgesa S.A.	8,837,853
Cam Colombia S.A.	33,540
Codensa S.A.	11,412,008

Total	22,375,640

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Note 27.	Financial Derivatives

As of December 31, 2002 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to interest rate and foreign currency risk, as follows:

						As of December 31, 2002

Type(1)	Nominal amount	Date of Maturity	Item	Sales/ Purchase	Hedged Item	Initial hedged amount	Closing hedged amount

	US$					ThCh$	ThCh$
COLLAR	50,000,000	II quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
COLLAR	400,000,000	III quarter 2004	Interest rate	P/S	Bank obligations	287,444,000	287,444,000
COLLAR	50,000,000	III quarter 2005	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
COLLAR	250,000,000	I quarter 2006	Interest rate	P/S	Bank obligations	179,652,500	179,652,500
COLLAR	850,000,000	II quarter 2006	Interest rate	P/S	Bank obligations	610,818,500	610,818,500
FR	7,000,000	I quarter 2003	Exchange rate	P	Accounts payable	5,030,270	5,030,270
FR	88,000,000	I quarter 2003	Exchange rate	P	Bank obligations	293,192,880	293,192,880
FR	77,755,000	I quarter 2003	Exchange rate	P	Bank obligations	48,413,946	53,869,310
FR	154,600,000	II quarter 2003	Exchange rate	P	Yankee Bonds/Bank obligation	111,096,962	111,096,962
FR	68,400,000	II quarter 2003	Exchange rate	P	Bank obligations	49,153,068	49,153,068
FR	93,000,000	II quarter 2003	Exchange rate	P	Bank obligations	788,315,170	788,315,170
FR	15,000,000	lI quarter 2003	Exchange rate	P	Accounts payable	10,779,150	10,779,150
FR	108,000,000	IV quarter 2003	Exchange rate	P	Bank obligations	78,783,930	78,783,930
FR	23,084,000	I quarter 2004	Exchange rate	P	Bank obligations	13,945,714	16,086,072
S	100,000,000	I quarter 2003	Interest rate	P/S	Bonds	71,861,000	71,861,000
S	100,000,000	I quarter 2003	Interest rate	P/S	Bank obligations	71,861,000	71,861,000
S	4,253,031	I quarter 2003	Interest rate	P	Accounts payable	3,056,270	3,056,270
S	44,229,017	I quarter 2003	Exchange rate	P	Bank obligations	31,783,414	31,783,414
S	95,000,000	II quarter 2003	Exchange rate	P	Bank obligations	68,267,950	61,703,496
S	20,150,000	II quarter 2003	Interest rate	P	Bonds	14,479,992	14,479,992
S	58,453,199	II quarter 2003	Interest rate	P	Bank obligations	42,005,053	42,005,053
S	381,200,000	III quarter 2003	Exchange rate	P/S	Bonds	273,934,132	273,934,132
S	1,708,667	III quarter 2003	Exchange rate	P	Bank obligations	1,227,865	1,227,865
S	6,668,000	IV quarter 2003	Interest rate	P	Bank obligations	4,545,759	4,545,759
S	17,520,000	IV quarter 2003	Interest rate	P	Bank obligations	12,590,047	12,590,047
S	94,696,298	I quarter 2004	Interest rate	P	Bank obligations	68,049,707	68,049,707
S	50,000,000	I quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	41,932,249	II quarter 2004	Exchange rate	P	Bank obligations	30,132,934	30,132,934
S	50,000,000	II quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	50,000,000	III quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	33,600,000	II quarter 2005	Interest rate	P	Bank obligations	24,145,296	24,145,296
S	50,000,000	II quarter 2006	Interest rate	P	Bank obligations	35,930,500	35,930,500
S	144,470,000	III quarter 2006	Currency	P	Bonds	103,021,045	103,021,045
S	50,000,000	III quarter 2006	Currency	S	Bonds	35,529,359	35,529,359
S	81,905,702	II quarter 2009	Exchange rate	P	Bonds	56,637,729	56,637,729

(1)	Fr = Forward, S = Swap

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 28.	Commitments and Contingencies

Direct guarantees held by third parties:

Garantías Directas

			Committed assets

Guarantee	Subsidiary	Type of guarantee	Type	Currency	Accounting value
Cía. de Telecomunicaciones de Chile	Enersis S.A.	Pledge	Promissory note UF	ThCh$	1,675
Public Works Bureau	Autopista del Sol	Complian. Operat. ctto. Conc		ThCh$	654,208
Banco Estado de Chile	Pehuenche S.A.	Chat. Mortg. Whithout conveyan	Equipment	ThCh$	12,030,211
Director Customs Office of Chile	Pehuenche S.A.	Bank bond		ThCh$	—
Director Customs Office of Chile	Pangue S.A.	Bill of exchange		ThCh$	64,675
Creditors Banks	Pangue S.A.	Mortgage and pledge	Real estate prop. and Equip.	ThCh$	83,976,230
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	Facilities	ThCh$	76,193,289
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	Invest. Works of concession	ThCh$ ThCh$	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	Operation of concession	ThCh$ ThCh$	2,632,804
Tax Authorities of Chile	Celta S.A.	Bond	Bond	ThCh$	172,681
Banco Estado de Chile	Tunel el Melón	Pledge over 45% of income minim. guaranteed		ThCh$ ThCh$	1,351,074
FSA Inc	Infraestructura 2000 S.A.	Pledge	Shares	ThCh$	35,476,728
FSA Inc	Autopista del Sol	Pledge		ThCh$	22,580,871
Soc. de Energía de la Rep.Arg. S.A.	EASA	Pledge	Shares	ThCh$ ThCh$	68,033,383

			Pending balance at December 31,			Release of guarantees

Guarantee	Subsidiary	Type of guarantee	Currency	2001	2002	2003	2004	2005
Cía. de Telecomunicaciones de Chile	Enersis S.A.	Pledge	ThCh$	1,675	—	—	—	—
Public Works Bureau	Autopista del Sol	Complian. Operat. ctto. conc	ThCh$	654,208	654,208	—	—	—
Banco Estado de Chile	Pehuenche S.A.	Chat. Mortg. Whithout conveyan	ThCh$	2,518,131	935,922	—	12,030,211	—
Director Customs Office of Chile	Pehuenche S.A.	Bank bond	ThCh$	46,536	49,584	—	—	—
Director Customs Office of Chile	Pangue S.A.	Bill of exchange	ThCh$	60,699	64,675	—	64,675	—
Creditors Banks	Pangue S.A.	Mortgage and ledge	ThCh$	23,032,252	20,231,494	3,811,708	3,811,708	3,811,708
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	ThCh$	—	71,509,333	—	—	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	ThCh$ ThCh$	822,752	—	—	—	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	ThCh$ ThCh$	2,632,804	2,632,804	2,632,804	—	—
Tax Authorities of Chile	Celta S.A.	Bond	ThCh$	—	—	Según Op	—	—
Banco Estado de Chile	Tunel el Melón	Pledge over 45% of income minim. guaranteed	ThCh$ ThCh$	—	—	—	—	—
FSA Inc	Infraestructura 2000 S.A.	Pledge	ThCh$	—	—	—	—	—
FSA Inc	Autopista del Sol	Pledge	ThCh$	—	—	—	—
Soc. de Energía de la Rep.Arg. S.A.	EASA	Pledge	ThCh$ ThCh$	—	—	—	—	—

Indirect guarantees held by third parties:

			Committed assets

Guarantee	Subsidiary	Type of guarantee	Type	Currency	Accounting value
Chase Manhattan Bank	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
CitbanK N.A.	Endesa Chile International	Subsidiary	Guarantor	ThCh$	359,688,633
CitbanK N.A.	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
Midlanbank	Endesa Chile International	Subsidiary	Guarantor	ThCh$	5,668,452
B. Santander C. Hispano	Endesa Chile International	Subsidiary	Guarantor	ThCh$	110,922,308
J.P. Morgan and CSF Boston	Endesa Chile International	Subsidiary	Guarantor	ThCh$	109,731,747
Banco San Paolo	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
BNP	Endesa Chile International	Subsidiary	Guarantor	ThCh$	151,870,433
BBVA	Endesa Chile International	Subsidiary	Guarantor	ThCh$	151,870,433
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	Guarantor	ThCh$	49,098,687
B. Santander C. Hispano	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	768,635
Chase Manhattan Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	32,967,603
ABN Amro Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	4,267,923
B. Estado de Chile and Santander	Autopista Del Sol S.A.	Subsidiary	Guarantor	ThCh$	—
Chase Manhattan Bank	Endesa Colombia S.A.	Subsidiary	Guarantor	ThCh$	205,521,266
B. Santander C. Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	Guarantor	ThCh$	137,655,836
Banco de Santiago y de Chile	Autopista Del Sol S.A.	Subsidiary	Guarantor	ThCh$	—

			Pending balance at December 31,			Liberación de garantías

Guarantee	Subsidiary	Type of guarantee	Currency	2001	2002	2003	2004	2005	2006
Chase Manhattan Bank	Endesa Chile International	Subsidiary	ThCh$	39,711,918	—	—	359,688,633	—	—
CitbanK N.A.	Endesa Chile International	Subsidiary	ThCh$	337,769,295	359,688,633	—	—	—	—
CitbanK N.A.	Endesa Chile International	Subsidiary	ThCh$	25,177,959	—	—	—	—	—
Midlanbank	Endesa Chile International	Subsidiary	ThCh$	17,610,807	5,668,452	5,668,452	—	—	—
B. Santander C. Hispano	Endesa Chile International	Subsidiary	ThCh$	131,241,462	110,922,308	110,922,308	—	—	—
J.P. Morgan and CSF Boston	Endesa Chile International	Subsidiary	ThCh$	102,986,026	109,731,747	—	—	109,731,747	—
Banco San Paolo	Endesa Chile International	Subsidiary	ThCh$	67,508,298	—	—	—	—	—
BNP	Endesa Chile International	Subsidiary	ThCh$	129,594,668	151,870,433	151,870,433	—	—	—
BBVA	Endesa Chile International	Subsidiary	ThCh$	129,561,158	151,870,433	151,870,433	—	—	—
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	ThCh$	53,760,423	49,098,687	—	—	—	49,098,687
B. Santander C. Hispano	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	2,197,072	768,635	768,635	—	—	—
Chase Manhattan Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	2,744,283	—	—	—	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	37,143,610	32,967,603	—	—	—	32,967,603
ABN Amro Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	6,090,065	4,267,923	—	4,267,923	—	—
B. Estado de Chile and Santander	Autopista Del Sol S.A.	Subsidiary	ThCh$	53,417,472	—	—	—	—	—
Chase Manhattan Bank	Endesa Colombia S.A.	Subsidiary	ThCh$	182,078,243	205,521,266	205,521,266	—	—	—
B. Santander C. Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	ThCh$	124,119,900	137,655,836	—	—	—	37,655,836
Banco de Santiago y de Chile	Autopista Del Sol S.A.	Subsidiary	ThCh$	65,796,196	—	—	—	—	—

Back to Index
Back to Index

Litigation and other legal actions:

Enersis S.A. Individual

i.
On May 30, 2000 Pérez Companc S.A., today PECOM ENERGIA S.A. and PCI Power Edesur Holding Limited (together, “PECOM”) commenced an action against Endesa-Chile, Chilectra and Enersis (together, “Enersis Group”) before the Arbitration Court of the International Chamber of Commerce, Paris, France.  PECOM has petitioned the court to either:

Recognize its alleged right to nominate both a director and an alternate director in addition to the directors whom it already has the right to nominate in Distrilec Inversora; or State that PECOM and the Enersis Group should each have an equal number of directors in Distrilec Inversora.

On August 2, 2000, Enersis Group contested PECOM’s action and presented a counterclaim requesting the court to terminate several agreements among the parties.  Likewise, PECOM requested to be compensated by the Enersis Group if the agreements among the parties are terminated.  Based on the provisional estimates made by PECOM, the Arbitration Court determined that the amount of the process is between US$180-200 million.  The parties have presented their arguments, evidence and final allegations.  The Arbitration Court issued and arbitration award on September 2, 2002, ruling that Enersis Group and PECOM keep their rights to nominate equal number of board members in Distrilec Inversora S.A. and rejecting not only the Enersis Group’s counterclaim, but also Epsom’s claim for a compensation of approximately US$200 millions.  Enersis Group challenged the arbitration award through an appeal for annulment, which was filed before the Uruguayan Court of Appeals.  The Republic of Uruguay is the domicile established by the Arbitration Court for all legal purposes.  The Uruguayan Court of Appeals has concluded the probative period and is working on the final judgment.  This final judgment is expected in the second semester of 2003.

ii.
In 1992, Enersis, which was at that time principally engaged in electricity distribution through Chilectra, became subject to an antitrust claim relating to its acquisition of an interest in Endesa-Chile because of alleged anticompetitive integration of distribution and generation businesses purportedly resulting from that acquisition.  In June 1992, the Chilean Supreme Court ruled in favor of Enersis, holding that its ownership of Endesa-Chile did not violate antitrust laws.  The Supreme Court also permitted Enersis to increase its ownership percentage of Endesa-Chile to the maximum permitted by Endesa-Chile’s by-laws, which was then 26%.  The Court recommended that the Fiscal Nacional Económico (the “Fiscal”), a semi-autonomous prosecutor for antitrust matters, monitor the activities of companies involved in the electricity sector to ensure free competition.

In 1995, as a consequence of Enersis’ acquisition of additional shares of Endesa-Chile, the Fiscal submitted a request to the Comisión Resolutiva, a judicial and administrative body having jurisdiction over compliance with Chile’s antitrust laws, for an evidentiary review of the generation, transmission and distribution businesses of Chilectra, Endesa-Chile and Endesa-Chile’s transmission subsidiary, Transelec.  In September 1995, the Fiscal requested that the Comisión Resolutiva commence discovery on the two issues the Fiscal deemed relevant:

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

•
whether, in the then current structure of the SIC, there was a vertical and/or horizontal integration of companies participating in generation, transmission and distribution activities that had a restrictive effect on electricity markets; and

•	whether divestiture of one or more of the businesses was advisable.

On December 26, 1995, the Comisión Resolutiva notified Enersis that the Fiscal had added Enersis as a party because of its acquisition of additional shares of Endesa-Chile although Enersis had not previously been notified of this antitrust process.  The Fiscal contended that Enersis’ ownership interests in Chilectra and Endesa-Chile increased the vertical integration of companies participating in the electricity market.  On June 11, 1997, the Comisión Resolutiva unanimously ruled in favor of Enersis and refused the request of the Fiscal.  The matter was not appealed and the period during which an appeal before the Chilean Supreme Court could have been brought expired.

Notwithstanding this favorable outcome, the Comisión Resolutiva issued the following prescriptions, which were required to be implemented within a reasonable time:
•	that the government issue rules under the Chilean Electricity Law to enhance competition and to decrease ambiguity of the rules governing the electricity sector;
•
that Transelec be transformed into a sociedad anónima abierta, or a publicly held limited liability stock company subject to public reporting requirements under the supervision of the SVS, that the stockholder base of Transelec be broadened to include other parties, and that Transelec become the owner, rather than the lessee, of the assets it operates; and

•	that distribution companies submit their power and energy contracts to public bidding.

On September 10, 1998, the Reglamento de Servicios Eléctricos was enacted, which together with DFL No. 1, regulates the Chilean electricity sector.  Among other things, these regulations now require that distribution companies submit their power and energy contracts to public bidding.

In 1998, Endesa-Chile transferred approximately US$300 million of transmission assets to Transelec pursuant to a capital increase of Transelec.  During 2000, Endesa-Chile divested itself of Transelec (see “Item 4.  Information on the Company—A. History and development of the company —Description of Business—Introduction—Sale of Transelec”).

On April 27, 1999, the Fiscal submitted a third request to the Comisión Resolutiva seeking to prohibit Enersis from increasing its share ownership in Endesa-Chile from the then current 25.3%.  He also requested an injunction to halt the Chilean auction related to the cash tender offers by Enersis to purchase an incremental stake in Endesa-Chile (the “Cash Tender Offers”).  The Fiscal asserted, among other things, that control of Endesa-Chile by Enersis would be contrary to Chilean antitrust law since it would create a monopolistic cartel in the electricity sector of the Chilean economy that would hinder competition.  The Comisión Resolutiva, initially decided to issue an injunction to halt the purchase of shares of Endesa-Chile by Enersis, and to prohibit Enersis, directly or indirectly through any related party, from increasing its 25.3% stake in Endesa-Chile for so long as the injunction was in effect or until the Comisión Resolutiva decided otherwise.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

On May 10, 1999, the Comisión Resolutiva reversed its April 1999 decision, lifted the injunction, and issued new precautionary measures to replace prior resolutions.  The new precautionary measures will remain in effect until a final decree is issued or until the Comisión Resolutiva decides otherwise.  These precautionary measures include:

•	the shares of Endesa-Chile sold in excess of our then current 25.3% could be acquired solely and exclusively by Enersis and could only be registered in our name;
•
we are prohibited from transferring, pledging, disposing or agreeing to accept any type of action that could restrict the disposition of, in any manner, any shares of Endesa-Chile acquired in excess of our then current 25.3% stake unless authorized by the Comisión Resolutiva; and

•
Enersis and Endesa-Chile were prohibited from having common members on their respective boards of directors and not only from having common or related independent auditing firms, but also from having common or related accounting supervisors.

In September 2001, the parties presented their final allegations.  The final resolution was issued in October 30, 2002 under Resolution No. 667.  According to such final resolution, the Comisión Resolutiva ruled in favor of Enersis and rejected the request of divestiture formulated by the Fiscal.  Nonetheless, the aforesaid resolution incorporated as permanent restrictions to Enersis, Chilectra and Endesa-Chile some of the precautionary measures which were imposed on May 10, 1999.  Chilectra, which was not formerly contemplated in the precautionary measures, was included among such permanent restrictions.  Those permanent restrictions are the following:  Enersis, Chilectra and Endesa-Chile are prohibited from having common members on their respective board of directors, from having common or related independent auditing firms, and from having common or related accounting supervisors.  The resolution also established, among others, restrictions such as a prohibition of merging certain companies controlled by Enersis which are, respectively, dedicated to activities of generation and distribution without the approval of the Comisión Resolutiva, and the obligation for Enersis, Endesa-Chile and Chilectra to stay registered before the Superintendency of Securities and Insurance.

iii.
Accusation filed by Empresa Nacional de Telecomunicaciones S.A. (ENTEL) before the Resolutive Commission against Enersis S.A., started by presentment dated May 13, 2002.  The aim was to inform the Commission about the data transmission services provided through the electric networks by Compañía Americana de Multiservicios Limitada, Enersis S.A.’s subsidiary, so as to take the necessary protection measures to guarantee free competition.

The Commission requested the Telecommunications Under-department some information, which was provided through a report dated May 31, 2002.

On June 5, 2002, Enersis S.A. answered ENTEL’s presentment, requesting that the precautionary measures requested by ENTEL be rejected because they are contrary to law and unnecessary and, also, because if they were accepted they would establish an entry barrier to the industry and postpone the investments necessary for rendering the aforementioned services.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

The issuance of a report by the Economic National Legal Department is pending, as well as the resolution of the precautionary measures requested by ENTEL.

On July 19 of the current year, the Resolutive Commission acknowledged the Economic Legal National Department report, resolving to thoroughly investigate the matter and rejecting the precautionary measure requested.

On September 25, 2002, the case was heard and the trial turned into a judicial decision.

iv.	Other Lawsuits

As of December 31, 2002 there are others certain complaints against the Company for damage, labor lawsuits, economic protection appeals and Internal Revenue Service review, and in the management’s opinion and that of in-house legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the above mentioned lawsuits is remote.  Therefore no provision has been set up for the indemnities being claimed.

Enersis’ Distribution Electricity Subsidiaries

As of December 31, 2002, there are certain complaints against the Enersis’ Subsidiaries Chilectra S.A., Compañía Eléctrica del Río Maipo S.A. e Inmobiliaria Manso de Velasco Limitada for damages, which management believes are not significant based on reports from its legal counsel or for which same of the Company’s has made provisions up to the corresponding insurance coverage deductibles.

Cerj S.A.

On the basis of management estimates and of the legal counsel’s opinion, Cerj established a provision of ThCh$87,670,420 of which ThUS$25,013,377 corresponds to labor lawsuits related to overtime, unjustified layoffs, hardship pay jobs, ThCh$15,817,325 to civil lawsuits filed by former clients, for interest and penalties charged on late payments of energy bills; ThCh$47,162,374 to tax lawsuits, related to collection of taxes and penalties.

Endesa-Chile Individual

Pending litigation

There is litigation pending against Endesa-Chile, for which defenses have been filed, totaling ThCh$2,242,254 and ThCh$1,895,083 as of December 31, 2001 and 2002, respectively.

Other litigation

i.	Court : Supreme Court of Argentina
Process number : 2753-4000/97

Cause : Dirección Provincial de Rentas, Provincia de Neuquén versus TGN (Transportadora de Gas del Norte S.A.).  Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and ENDESA.

Process status : TGN requested a precautionary measure before the Supreme Court of Argentina to paralyze the proceeding filed by the Province of Neuquen, which was accepted.  Therefore the administrative complaint proceeding is paralyzed.

Amounts involved: ThCh$3,054,897 ($Arg 13,943,572.54) (Includes tax, interest and fines).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

ii.	Court : Arbitration Court
Process number : N/A

Cause : On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy N°94.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., in favor of Endesa, for the construction of the Ralco Hydroelectric Plant.

Process status : Claimant and the Insurance Company have a period of 20 days to corroborate the complaint.
Amounts involved: ThCh$22,995,520 (ThUS$32,000).

iii.
A severe and protracted drought during 1998 and the first half of 2000 affected the operations in Chile adversely.  The severity of the drought coupled with delays in the planned operation of a large gas-fired plant belonging to Colbún, one of Endesa-Chile’s competitors, led the Ministry of the Economy to decree rationing periods.

The Chilean government imposed electricity rationing during three periods in 1998 and 1999.  During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generators who do not fulfill their contractual obligations during rationing periods.  Failure cost is calculated and set by the NEC and penalizes generators who cannot meet their contractual commitments.  Transactions between electricity generators who have a surplus and those who have a deficit must be carried out at the cost of failure in those node locations and during the hours when the energy supplied is not enough to satisfy demand.

The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period.  Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-69 constituted “force majeure.” Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the “force majeure” exemption should be applied and disputed the applicability of failure cost during the first rationing period.  The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the spot market between generation companies in those node locations and during the hours when the energy supplied was not enough to satisfy the demand had to be calculated based on failure costs.  However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC’s dispatch center.  As of the date of this annual report, no such procedures have been established.

The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree which began on June 12, 1999 and was extended to August 31, 1999.  In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute “force majeure.”  In addition, the amended Electricity Law provided for the compensation (there is no maximum level of compensation) of customers in the event of rationing occurring as a result of any

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

hydrological event.  It also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$5 million per breach resulting from inadequate supply to the electricity system.  In respect of the third rationing decree period Endesa-Chile paid US$2.3 million by way of compensation to customers in 1999.  The amount paid was based on the days and hours in which rationing actually occurred.  Endesa-Chile contested the payments on the grounds that their power purchase agreements with the distribution companies, who in turn provide the electricity to the final clients, were executed prior to the enactment of the amendment to the Electricity Law and that the amendment could not be applied retroactively to pre-existing contracts.  The Chilean courts are currently reviewing this case.

Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient.  Endesa-Chile has contested this assertion, but as of the date of this annual report, there has been no definitive resolution or statement issued by the authorities on this matter.

Endesa-Chile Subsidiaries

Pehuenche S.A.

i.	Court : 20th Civil Courthouse of Santiago
Process number : 5863-2001
Cause : Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. This complaint is for services rendered by Pehuenche S.A. to Colbún during the drought period.
Process status : Currently in the evidence term
Amounts involved: ThCh$1,437,200 (ThUS$2,000).

ii.	Court : Court of Appeals of Talca
Process number : 39945

Cause : Asociación del Canal Maule versus DGA Resolution 1768 dated November 1984 related to the approval of reservoir works and building of the Colbún power plant.  Pehuenche also filed a complaint to reinforce the claim of the irrigation subscribers that it is the obligation of Colbun S.A. to operate a reservoir above an elevation of 425 meters above sea level.

Process status : Resolution was passed rejecting the complaint.
Amounts involved: Undeterminable.

iii.
Actions were filed related to the payment of compensation as per Supreme Decree N°287, dated 1999 and issued by the Ministry of Economy, Development and Reconstruction and modification of Art. 99 bis of DFL N°1/82 of Mining Law.

Back to Index
ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

iv.	Court : 24th Civil Court of Santiago
Process number : 3908-99

Cause : A precautionary prejudicial measure was presented and was denied by the Tribunal.  In the same proceeding Pehuenche presented an ordinary public law motion to vacate against Sociedad Austral de Electricidad S.A.

Process status : Sentence was passed on December 10, 2002 pending notification of verdict.
Amounts involved: Undeterminable.

v.	Court : 17th Civil Courthouse of Santiago
Process number : 3940-99

Cause : Pehuenche versus Chilectra S.A. A precautionary prejudicial measure was presented and denied by the Tribunal.  Pehuenche presented in the same case, an ordinary demand to annul public right against Chilectra S.A.

Process status : Pending judgment of the court.
Amounts involved: Undeterminable.

vi.	Court : 20th Civil Courthouse of Santiago
Process number : 4005-99

Cause :  A precautionary prejudicial measure was presented and denied by the Tribunal.  Pehuenche presented in the same case, an ordinary public law motion to vacate against Empresa Eléctrica Atacama S.A.

Process status : Judgment pronouncement pending.
Amounts involved: Undeterminable.

vii.	Court : Santiago Court of Appeals
Process number : 6515-99
Cause : CDEC-SIC failure to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.
Process status : Expert Appraisal.
Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement (“UTM”) or ThCh$47,316.

viii.	Court : 5th Civil Courthouse of Santiago
Process number : 2272-99

Cause : Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999.  The court informed a resolution that it received the case for trial.  Pending official letter to the Superintendency of Electricity and Fuels (SEC).

Process status : Verdict notification pending.
Amounts involved: Fine of ThCh$14,695 (500 UTM).

ix.	Court : 16th Civil Courthouse of Santiago
Process number : 4164-97
Cause : Claim against Resolution 856, resulting in a fine imposed on October 16, 1997, for failure on May 11, 1997.
Process status : Rejected recourse, pending appeal.
Amounts involved: Fine of ThCh$13,225 (450 UTM).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

x.	Court : 16th Civil Courthouse of Santiago
Process number : 1928-98
Cause : Claim against Resolution 331 dated May 8, 1998, for failure on October 13, 1997.
Process status : Rejected recourse, pending appeal.
Amounts involved: Fine of ThCh$8,817 (300 UTM).

xi.	Court : SEC
Process number : N/A
Cause : Reposition appeal before the SEC for Resolution 805 dated May 2, 2000 for a fine for failure on July 14, 1999.
Process status : Pending resolution.
Amounts involved: Fine of ThCh$141,067 (400 UTA).

xii.	Court : 3rd Local Police Court of Santiago
Process number : 50419-AGO
Cause : SERNAC with Pehuenche, claim for lack of electrical supply
Process status : Pending sentence.
Amounts involved: Undeterminable.

xiii.	Court : 5th Labor Court of Santiago
Process number : 2923-2001

Cause : Labor lawsuit for work accident.  There are incidents of former adjudication and prescription pending verdict.  Second petition verdict confirming First Petition verdict.  Pending confirmation of appeal for dismissal.

Process status : Pending confirmation of appeal for dismissal.
Amounts involved: Undeterminable.

Empresa Eléctrica Pangue S.A.

i.	Court: 1st Civil Court of Santiago
Process number : 1294-99

Cause : Claim against Resolution SEC 415 dated March 12, 1999 which fined Pangue for not complying with Article 9 of rationing Decree 640, which is to inform the SEC of normal customer consumption of its customers.  Pangue made itself a party before the Court of Appeals.  A motion to vacate was filed before the Supreme Court.

Process status : Pending hearing.
Amounts involved: Fine of ThCh$294 (10 UTM).

ii.	Court: 1st Civil Court of Santiago
Process number : 2273-99
Cause : Claim against SEC Resolution N°631 dated April 27, 1999 that fined Pangue for infraction of Article 183 of the Regulation when it did not build an independent Dispatch and Control Center.
Process status : On June 16, 2002, a judgment was passed ordering a fine to be paid. Pending official notification of judgment.
Amounts involved: Fine of ThCh$14,695 (500 UTM).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

iii.	Court: 23rd Court
Process number : 4293-97
Cause : Claim against SEC Resolution N°856 dated October 16, 1997, which fined for a blackout on May 1, 1997.
Process status : Verdict notification pending.
Amounts involved: Fine of ThCh$13,225 (450 UTM).

iv.	Court: 23rd Court
Process number : 1910-98
Cause : Claim against SEC Resolution N°331 dated May 8, 1998 that fined Pangue for a blackout on October 13, 1997. The Tribunal rejected the recourse in its verdict dated July 30, 1999.
Process status : Appealed to the Court of Appeals and is pending hearing.
Amounts involved: Fine of ThCh$14,695 (500 UTM).

v.	Court: Superintendency of Energy and Fuels (SEC)
Process number : N/A
Cause : Appeal to set aside before the SEC by SEC Resolution N°740 dated April 26, 2000 which fined Pangue for blackout on July 14, 1999.
Process status : Pending resolution.
Amounts involved: Fine of ThCh$105,800 (300 UTA).

vi.	Court: 18th Civil Court of Santiago
Process number : 3886-99

Cause : Ordinary public right annulment complaint.  Request to annul obligation to pay compensation to regulated price users derived from electric rationing decree N°287 issued by the Ministry of Economy.

Process status : Judgment pronouncement pending
Amounts involved: Undeterminable.

vii.
There are 37 administrative oppositions presented by Pangue S.A. before the Provincial Government of Malleco, to the corresponding requests of diverse individuals to regularize water use rights in the Commune of Lonquimay.

San Isidro S.A.

i.	Court: 7th Civil Court of Santiago
Process number : 2195-99

Cause:  Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.

Process status: Pending judgment of the Court.
Amounts involved: Fine of ThCh$14,695 (500 UTM).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

ii.	Court: Superintendency of Energy and Fuels (SEC)
Process number : N/A
Cause : Appeal to set aside before the SEC for SEC Resolution N°719 dated April 24, 2000, which fined San Isidro ThCh$52,900 (150 UTA), for blackout on July 14, 1999.
Process status : Pending administrative resolution.
Amounts involved: Fine of ThCh$52,900 (150 UTA).

Compañía Eléctrica de Tarapacá S.A. - Celta

i.	Court: Superintendency of Energy and Fuels (SEC)
Process number: Official Letter 4966
Cause : Formulation of SEC charges, dated August 3, 2000 for SING blackout on September 23, 1999.
Process status : Pending SEC Resolution.
Amounts involved: Undeterminable.

ii.	Court: 20th Civil Court of Santiago
Process number: 2760-2000
Cause: Verification of Credit in Inmobiliaria La Cascada Agreement.
Process status: Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place, Celta received ThCh$60,557.
Amounts involved: ThCh$203,718.

iii.	Court: 30th Civil Court of Santiago
Process number: 4061-2002

Cause:  Lawsuit for annulment and other actions filed by Sociedad Punta de Lobos S.A. against Endesa-Chile, Celta and the Chilean Government. The complaint requests that any attempted assignment, transfer, or any legal action presented by Endesa-Chile to Celta be rejected with respect to the marine concession granted to Endesa-Chile in the Punta Patache sector. It also requests that the concession be taken away from Endesa-Chile due to alleged violations of the laws that regulate marine concessions, and that all assets constructed on the concession lands be converted to property of the Government. Endesa-Chile contends that the plaintiff lacks a legal interest in its claim due to the fact that it is not a party to the concession contract.

Process status: On August 28, 2002 the Tribunal declared as a precautionary measure the prohibition to take action or execute contracts in respect to the marine concession granted to Endesa-Chile and in respect to the real estate which by nature composes or forms part of that concession.

Amounts involved: If a forfeiture of the marine concession is declared, the dock installation would be affected, which has a value of US$15,000,000 and would become the property of the government, seriously affecting the operation of Celta’s thermal power plant.

Back to Index
ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

iv.	Court: 12th Civil Court of Santiago
Process number: 5237-2002

Cause:  Lawsuit against Empresas Eléctricas del Norte Grande S.A. (EDELNOR et al, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against EDELNOR, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors.

Process status: Court resolution pending regarding pleas filed by the defendants that the case is without merit. Outcome of the lawsuit if taken to trial is not determinable.
Amounts involved: ThCh$64,269.

Infraestructura Dos Mil S.A.

Court: 18th Civil Court of Santiago
Process number: 6504-2002
Cause: There is a public law motion to nullify public right filed on December 23, 2002 by Infraestructura Dos Mil S.A. against the Chilean government,
Process status: Pending resolution by the State Defense Council.
Amounts involved: N/A

Sociedad Concesionaria Autopista del Sol S.A.

There are lawsuits pending against the company, for which the corresponding defense has been filed. The total amount is for ThCh$447,800.

Inecsa Dos Mil S.A.

On July 17, 2000, the Chilean Ministry of Public Works filed suit to annul the public right to bidding for the Northeast Santiago Access project.  As of December 31, 2002 the courts have suspended this lawsuit and any contingent payouts are undeterminable.

Sociedad Concesionaria Autopista Los Libertadores S.A.

There are pending lawsuits against the company, for which the corresponding defense has been filed, in the aggregate amount of ThCh$2,200,830.

Hidroeléctrica El Chocón S.A.

On December 28, 2000 the Federal Public Revenues Administration – General Tax Services (FPRA-GTS) notified Hidroeléctrica El Chocon S.A. that it owed ThCh$374,218 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroeléctrica El Chocón S.A. must pay ThCh$850,224 for related accrued interest calculated as of December 20, 2000.  Hidroeléctrica El Chocón S.A. did not make these payments as it considered them relating to foreign source

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

income and therefore not subject to taxes.  Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes.  FPRA-GTS has also fined Hidroeléctrica El Chocón S.A. ThCh$261,953 which Hidroeléctrica El Chocón S.A appealed by on February 20, 2001.

On December 28, 2000 Hidroeléctrica El Chocón S.A. was notified that it owed accrued interest related to value-added-tax for the period from December 1993 to July 1995 amounting to ThCh$169,331 as of December 11, 2000, as well as an imposed fine of ThCh$213,771.  On February 20, 2001 Hidroeléctrica El Chocón S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interests, for obligations or infractions committed before July 31, 1995.

On June 26, 2000, Hidroeléctrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$335,636.  Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account.  The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

On December 28, 2001 Hidroeléctrica El Chocón S.A.  received notification from the Provincial Revenue Services of Buenos Aires that it owed ThCh$229,520 for tax on gross income for the fiscal periods from February 1995 to December 1998 and that the fine was 10% of the allegedly unpaid amount.  On January 15, 2002, Hidroeléctrica El Chocón S.A. filed an appeal citing erroneous computation of the amount owed and other reasons as to why the taxes were not applicable.

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$831,397 for gains realized in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,788,336 and related fines of ThCh$581,978. On February 19, 2001, Hidroinvest S.A. filed an appeal to the notice.

Central Costanera S.A.

Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at one peso equal to one US dollar in accordance with applicable laws. However, certain laws have exempted certain obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be exempted, an appeal would be filed.  Central Costanera S.A. would to have to pay an additional ThCh$26,228,000 in the event of an unfavorable ruling.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Edegel S.A.

i.	Court: Peruvian Federal Court
Process number: N/A

Cause:  From November 2000 to October 2001, the Peruvian tax authority, the National Superintendency of Tax Administration (SUNAT) audited the income taxes and general sales taxes of Edegel S.A. from 1995 to 1999.  As a result of the audits, in December 2001, SUNAT imposed back taxes and related fines.

Process status: In November 2002, the Government Court issued its verdict indicating that:  SUNAT would have to once again audit Edegel S.A. related to rejected expenses for amortization of negative goodwill.

Amounts involved : As of December 31, 2002, provisions for these contingencies have been made amounting to ThCh$11,354,000 (US$15.8 million).

ii.
Lawsuits have been filed by ESSALUD for payment of contributions amounting to ThCh$3,025,000 (US$4.21 million).  In the opinion of Management and their external legal counsel, it is probable that these proceedings will be resolved in favor of the Edegel S.A.; thus no liabilities have been recorded as of December 31, 2002 and 2001.

Claims have been filed against Talleres Mayopampa S.A. amounting to ThCh$417,512 (US$581,000).  The subsidiary has filed the corresponding countersuits and appeals, which have not yet been settled.  In the opinion of Management and external legal counsel, these actions neither independently nor jointly will have a significant adverse effect on the financial position, results of operations or liquidity of Edegel S.A.

iii.
A lawsuit has been filed by Edegel S.A.’s workers’ union, which seeks an increase in revenue sharing from the current 5%, as required by law, to 10%, which would mean doubling the payments already made in 1994, 1995 and 1996, meaning additional aggregate payments of ThCh$3,353,753 (US$4,667,000).  On August 24, 2000, the lawsuit was ruled unfounded, but on December 12, 2000 a second ruling reversed that ruling.  In the opinion of Management and external legal counsel, the final resolution will be favorable to Edegel S.A., and therefore no liabilities have been recorded related to this lawsuit as of December 31, 2002 and 2001.

Central Hidroeléctrica de Betania S.A.

Tax contingencies

i.
- Presumptive income tax contingency – In 1997, 1998 and 1999 Betania was exempted from paying taxes under the presumptive income tax system – a system which calculates taxes payable on concepts other than net income – due to a regulation passed by the Administration of National Taxes (DIAN) in 1995. Since Betania had tax losses for those years, no taxes were paid.  That regulation was modified in 1999, which resulted in Betania qualifying for the presumptive income tax system, which means that according the DIAN it should have paid taxes in 1997 and 1998 amounting to ThCh$25,118,828 (including interest in the amount of ThCh$10,524,298 and sanctions of ThCh$8,987,422).  Betania

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

believes that the conclusions of DIAN were unfounded and, therefore on September 13, 2002 filed a complaint before the Administrative Court of Huila. Since then, DIAN has ruled against the petition to reconsider the income tax payable for 1997, while for the 1998 period, DIAN has yet to respond.  As of December 31, 2002 Betania recorded a provision amounting to ThCh$6,521,895 to cover this contingency.

ii.
DIAN reviewed Betania’s calculation of its ordinary income tax payable for 1997 and 1998 and declared that Betania owes ThCh$12,174 and ThCh$47,836 for 1997 and 1998, respectively, including tax, sanctions and estimated overdue interest. In 1997 and 1998 the Company has been audited both in the calculation of its ordinary income as well as presumptive income, therefore it should be noted that only the greater of the two becomes taxable net income on which the corresponding taxes, sanctions and interest must be paid.

iii.	DIAN notified Betania that it owes ThCh$19,399 related to the incorrect calculation of income for 1999. Betania has requested that DIAN reconsider the validity of its calculation.

Other contingencies:

iv.
As of December 31, 2002, amounts demanded in lawsuits relating to administrative, civil and labor litigations amounted to ThCh$5,590,769, and there exist other lawsuits for undetermined amounts.  Based on the evaluation of the probability of success in the defense of these suits, ThCh$1,005,512 has been provisioned as of December 31, 2002, to cover probable losses due to these contingencies.

Restrictions:

Enersis S.A.

The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:

•	The ratio between debt and debt plus equity, is not to exceed 0.7;
•	The ratio between operational cash flow and payment of debt interest, is not to be less than 2.4;
•	Net tangible equity is not to be less than ThCh$753,485,400 (UF45 million);
•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of total consolidated assets.

As of December 31, 2001 and 2002 all these obligations have been met.

Chilectra S.A.

The Company did not have any management restrictions or financial covenants during the years ended December 31, 2001 and 2002.

The Company holds long-term energy purchase contracts with Endesa, Gener S.A., Pangue S.A., Colbún Machicura S.A., Carbomet Energía S.A., Empresa Eléctrica Puyehue S.A. (formerly Pilmaiquén), Sociedad Canalistas del Maipo and Iberoamerica de Energía IBENER S.A., the terms of which extend to beyond 2002, in order to ensure its supply and corresponding cost.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements – (Continued)

Compañía Eléctrica del Río Maipo S.A.

The Company holds signed energy purchase contracts with Chilectra S.A. and Gener S.A., in order to assure its supply and corresponding cost.

The Company does not have any management restrictions or financial covenants during the years ended December 31, 2001 and 2002.

Endesa S.A.

On a consolidated level, Endesa must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•
Must have gross Cash Flows equal to or greater than 13% of the average consolidated financial debt for terms beyond one year, plus short-term bank debt if its term is extendable to more than one year, obtained according to the debt reflected in the consolidated financial statements at the closing date of the last four quarters.

•
Must have gross Cash Flow equal to or greater than 1.9 times the consolidated financial expenses, obtained according to the expenses reflected in the consolidated financial statements at the closing date of the last four quarters.

•
The financial debt for terms greater than one year, plus short-term bank debt if its term is extendable to more than one year, cannot exceed 58% of the sum of shareholders’ equity, plus minority interests, plus the financial debt for terms greater than one year and short-term bank debt.

As of December 31, 2001 and 2002 al these obligations have been met.

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of ThCh$159,069,140 (UF9,500,000).

Infraestructura Dos Mil S.A.

With the bond placement by the subsidiary, concession holder Autopista Del Sol S.A., Infraestructura Dos Mil S.A., concurred as “Sponsor” to the contracts of said transaction, committing itself to comply with the restrictions to the transfer of its interest in the bond issuer. Also, Infraestructura Dos Mil S.A., is not able to carry out major changes in its assets without the written authorization of the insurance company guaranteeing the issuance (FSA Inc). Likewise, the shares of the concession holding company Autopista de Sol S.A. owned by Infraestructura Dos Mil S.A. were pledged in favor of FSA Inc.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Sociedad Concesionaria Autopista del Sol S.A.

In virtue of the bond issuance contract, Sociedad Concesionaria Autopista del Sol S.A. must meet certain financial ratios based on the generation of operating cash flows.  Additionally, the Company must request authorization from the insurer to obtain additional financing.

Other restrictions

As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of Enersis S.A.’s financial indebtedness is subject to cross-failure provisions.  Some failures of Endesa-Chile or of its subsidiaries, if not corrected in time (as to those specific provisions allowing a period of time to correct the problem), might result in the cross-failure at the Endesa-Chile and Enersis S.A. level., and, in this case, some sixty percent of Enersis S.A.’s consolidated liabilities might eventually become on demand. On the other hand, certain failures of a distribution subsidiary, if not corrected in time, would not affect Endesa-Chile, and the amount at risk of Enersis S.A.’s consolidated liabilities would decrease by thirty percent.

Loan agreements include clauses should the risk category of the debt expressed in US dollars fall below the “investment grade” level, according to the risk classification agency determining the applicable margin of the interest rate (which, for practical purposes hereof, is S & P).  Should the long-term US dollar unsecured debt fall into a “non-investment grade” category, or below BBB – according to the nomenclature used by S & P, then, the obligation to prepay all the outstanding principal existing under these loans within the following sixty days, unless agreed upon otherwise by the parties, arises. At December 31, 2002, ThCh$1,052,045,040 (US$1,464 million) of the Company’s borrowings and ThCh$515,961,980 (US$718 million) of Endesa-Chile’s loan agreements, include compulsory prepayment clauses under the mentioned circumstances.

There exist no clauses in the loan agreements for additional penalties if the Company if it is ranked below the “Investment Grade” level.  Because of the above, no provisions have been recorded for said item.

At December 31 2002, these obligations and restrictions have been fully met.

Note 29.	Sureties Obtained from Third Parties

Chilectra S.A.

The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$44,929 and ThCh$126,805 at December 31, 2002 and 2001, respectively.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$27,544,077 (MUF1,645) as of December 31, 2002.

Compañía Americana de Multiservicios Ltda.

The Company has delivered bank bonds for ThCh$734,870 and has received bank bonds for ThCh$1,511,865.

Endesa S.A.

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$24,799,372 as of December 31, 2002 (ThCh$29,321,593 in 2001).

The Company has delivered performance bonds in favor of third parties to guarantee compliance with works, and contracts for ThCh$1,122,609.

San Isidro S.A.

Documents in guarantee received for ThCh$4,676,984 as of December 31, 2002 (ThCh$4,386,107 in 2001).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee for ThCh$287,026 as of December 31, 2002 (ThCh$920,761 in 2001).

Sociedad Concesionaria Autopista Los Libertadores S.A.

The Company has deposits and performance bonds for UF25,495 as of December 31, 2002.

Sociedad Concesionaria Autopista del Sol S.A.

The Company has deposits and performance bonds for UF27,395 as of December 31, 2002.

Pangue S.A.

The Company has received bank issued performance bonds from contractors for ThCh$8,879 as of December 31, 2002 (ThCh$4,386,107 in 2001).

Synapsis, Soluciones y Servicios IT Limitada

At December 31, 2002, bank bonds issued amount to ThCh$1,018,136 (ThCh$1,806,488 in 2001). The documents received as guarantees in 2002 amount to ThCh$102,417 (ThCh$479,225 in 2001).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 30.	Foreign Currencies

As of December 31, 2001 and 2002, foreign currency denominated assets and liabilities are as follows:

(a)	Current assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Cash	UF	498,849	45,990
	Ch$	6,954,506	—
	US$	2,348,900	5,731,512
	Euro		2,139,191
	Yen	285	326
	$ Col.	12,631,156	12,399,246
	Soles	1,884,656	1,273,600
	$ Arg.	2,243,026	4,467,055
	Reales	11,087,418	22,127,958
Time deposits	US$	115,975,839	75,154,206
	$ Col.	47,474,350	31,582,158
	Soles	852,201	4,856,855
	$ Arg.	3,289,380	9,413,216
	Reales	10,521,464	24,620,459
Marketable securities	Ch$	4,823	4,822
	US$	198,249	1,264,075
	$ Col	—	274,393
Accounts receivable, net	UF	7,521,141	6,605,028
	Ch$	95,627,381	105,038,323
	US$	10,419,409	6,738,638
	$ Col.	103,526,327	79,625,850
	Soles	30,682,183	35,764,701
	$ Arg.	70,062,837	42,172,533
	Reales	232,409,714	182,894,651
Notes receivable	Ch$	3,037,324	2,125,118
	US$	763,309	1,108,267
	$ Arg.	54,956	25,028
	Reales	1,827,741	1,872,936
Other receivables	UF	3,638,662	57,647
	Ch$	10,826,719	11,843,434
	US$	8,885,323	3,413,113
	$ Col.	19,294,694	14,381,770
	Soles	7,008,783	10,462,278
	$ Arg.	2,985,430	1,256,478
	Reales	18,544,773	20,201,788
	U.C.	1,036,335	1,159,588

Subtotal		844,118,143	722,102,231

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Amounts due from related companies	Ch$	3,768,124	1,899,674
	US$	7,265,042	184,198,792
	$ Col.	133,978	171,747
	Soles	477,881	499,562
	$ Arg.	6,374,553	4,523,978
	Reales	—	4,105,082
Inventories, net	Ch$	44,895,120	35,357,403
	$ Col.	12,827,697	8,864,940
	Soles	13,479,412	12,534,464
	$ Arg.	4,913,469	1,958,287
	Reales	1,308,376	1,667,559
Income taxes recoverable	Ch$	33,613,125	27,521,833
	$Col.	1,359,672	473,718
	Soles	214,438	229,625
	$ Arg.	13,763,334	10,743,267
	Reales	8,559,533	15,467,533
Prepaid expenses and other	UF	810	—
	Ch$	668,627	928,209
	US$	3,372,247	2,570,012
	$ Col.	167,469	124,219
	Soles	1,227,529	553,358
	$ Arg.	962,081	479,327
	Reales	7,572,804	3,010,893
Deferred income taxes	Ch$	5,005,415	22,814,199
	$ Col	—	1,151,172
	$ Arg.	1,722,188	7,429,959
	Reales	17,434,498	20,560,463
Other current assets	UF	127,694	693,297
	Ch$	15,498,661	43,131,732
	US$	110,876,213	38,147,413
	$ Col.	—	888,202
	Soles		400,509
	$ Arg.	472,013	3,001,474
	Reales	266,648	45,758,981

Subtotal		318,328,651	501,860,883

Total current assets		1,162,446,794	1,223,963,114

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(b)	Property, plant and equipment

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Land	Ch$	42,596,302	41,451,908
	$ Col.	31,886,463	34,137,051
	Soles	9,523,636	10,210,210
	$ Arg.	9,540,763	9,940,165
	Reales	29,710,800	34,165,453
Buildings, infrastructure and work in progress	Ch$	3,647,155,601	3,750,803,720
	$ Col.	3,012,920,159	3,259,152,642
	Soles	1,107,370,586	1,176,938,743
	$ Arg.	1,539,453,777	1,643,686,859
	Reales	1,645,246,419	1,791,721,564
Machinery and equipment	Ch$	53,173,353	55,260,210
	$ Col.	24,566,761	15,475,472
	Soles	419,732,507	457,417,069
	$ Arg.	736,699,370	781,090,841
	Reales	588,968,367	669,114,911
Other plant and equipment	Ch$	85,747,968	119,396,976
	$ Col.	8,340,278	4,099,024
	Soles	49,196,813	59,948,689
	$ Arg.	159,950,550	161,835,159
	Reales	235,049,335	189,581,016
Technical appraisal	Ch$	26,643,651	25,917,954
	$ Col.	64,759,545	73,406,012
	Soles	475,304,698	505,989,949
	Reales	130,917,038	135,331,492
Accumulated depreciation	Ch$	(1,493,173,888)	(1,570,010,403)
	$ Col.	(563,059,689)	(709,129,647)
	Soles	(886,968,669)	(974,745,107)
	$ Arg.	(880,473,038)	(1,213,704,900)
	Reales	(685,729,796)	(659,024,849)

Total property, plant and equipment		9,625,049,660	9,879,458,183

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(c)	Other assets

		As of December 31,

Account	Currency	2001	2002
		ThCh$	ThCh$
Investments in related companies	Ch$	103,502,429	113,436,968
	US$	63,903,764	80,687,847
	$ Arg.	41,815	39,342
Investments in other companies	Ch$	2,152,383	2,222,396
	$ Col.	147,284,788	157,153,540
	Soles	11,516	12,271
	Reales	112,310	78,587
Goodwill, net	Ch$	840,970,393	790,045,684
	US$	247,066,350	6,974,876
	$ Col.	26,569,990	50,492,939
	Soles	—	—
	$ Arg.	—	—
	Reales	204,225,860	—
Negative goodwill, net	Ch$	(156,983)	(141,668)
	US$	(36,608,510)	(611,346)
	$ Col.	(59,861,413)	(28,641,838)
	Soles	(72,563,419)	(2,694,795)
	Reales	(12,004,235)	(63,083,303)
Long-term accounts receivable	UF	8,228,092	1,522,452
	Ch$	2,963,790	2,049,474
	US$	25,698,682	7,137,749
	$ Col.	4,283,328	6,552,426
	Soles	2,456,197	1,744,678
	$ Arg.	2,016,092	2,098,185
	Reales	54,310,825	103,634,188
	U.C.	1,946,556	1,111,361
Amounts due from related companies	Ch$	1,471,140	882,109
	US$	169,196,652	—
	Reales	—	16,058
Other assets	UF	3,661,762	2,961,502
	Ch$	37,004,148	92,875,289
	US$	44,408,302	23,091,955
	$ Col.	43,811,194	38,697,375
	Soles	4,202,184	4,614,807
	$ Arg.	921,919	8,899,892
	Reales	111,074,956	113,882,379

Total other assets		1,972,302,857	1,517,743,379

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(d)	Total assets

		As of December 31,

Account	Currency	2001	2002
		ThCh$	ThCh$
Total assets by currency	UF	23,677,010	11,291,688
	Ch$	3,569,950,112	3,582,702,998
	US$	742,529,646	526,451,759
	Euro	—	525,982
	Yen	285	326
	$ Col.	2,938,572,897	3,052,761,648
	Soles	1,165,780,722	1,306,348,863
	$ Arg.	1,704,890,900	2,400,792,004
	Reales	2,611,414,848	1,738,018,459
	U.C.	2,982,891	2,270,949

Total assets		12,759,799,311	12,621,164,676

(e)	Current liabilities

		Within 90 days				91 days to 1 year

		As of December 31,2001		As of December 31,2002		As of December 31,2001		As of December 31,2002

	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

Account		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
	$ Reaj.	—	—	—	—	—	—	—	—
Short-term debt due to banks and financial institutions	$ no Reaj.	2,364,209	4.62%	60,842,208	2.48%	—	—	2,346,203	2.48%
	US$	112,879,158	10.98%	113,666,867	8.14%	85,478,976	10.98%	112,613,976	8.14%
	Euro	2,943,675	4.35%	4,542,783	4.38%	—	—	—	—
	Yen	—	—	—	—	—	—	—	—
	$ Col.	—	—	7,602,894	14.35%	11,282,293	15.00%	43,699,361	14.75%
	Soles	24,696,590	12.20%	37,190,394	8.68%	29,199,298	12.20%	14,525,801	4.07%
	$ Arg.	22,748	6.80%	16,254,518	6.00%	—	—	3,018,304	6.00%
	Reales	32,143,117	15.50%	8,745,951	9.24%	—	—	—	—

	$ no Reaj.	—	—	—	—	—	—	—	—
	$ no Reaj.	—	—	—	2.21%	—	—	—	—
Current portion of long-term debt due to banks and financial institutions	$ Reaj.	53,549,447	7.50%	313,051	8.73%	1,615,021	7.50%	1,426,181	8.73%
	US$	44,023,022	5.17%	207,929,156	3.24%	313,783,648	6.15%	332,582,264	3.24%
	Euro	—	—	—	—	3,624,390	4.26%	4,673,051	3.79%
	Yen	—	—	39,191,269	2.08%	395,184	0.90%	6,946,931	2.08%
	Soles	—	—	—	—	—	—	—	—
	$ Arg.	1,896	8.60%	1,365,862	22.75%	—	—	655,929	1.75%
	Reales	5,638,384	15.50%	2,136,708	11.23%	1,342,452	15.50%	5,154,483	11.23%
	U.P.	—	—	—	—	1,066,471	5.32%	1,195,763	5.32%
	Pound	—	—	—	—	394,123	5.38%	456,684	4.81%
	Other	—	—	—	—	102,691	4.44%	1,234,621	—

Promissory notes	$ Reaj.	5,086,095	10.00%	122,129	10.00%	5,946,043	6.92%	—	—
	Soles	—	—	5,603,166	4.50%	—	—	7,464,219	4.50%
	Other	—	—	—	—	43,598,110	18.13%	—	—

Current portion of bonds payable	$ Reaj.	—	—	—	—	12,866,910	5.80%	16,001,327	5.80%
	US$	—	—	—	—	32,236,441	7.06%	156,514,742	7.06%
	Euro	2,061,700	3.34%	—	—	—	—	303,740,866	3.34%
	$ Col.	—	—	—	—	14,546,485	13.70%	13,501,963	13.70%
	Other	856,532	10.00%	1,161,436	7.28%	280,254	11.50%	7,581,010	13.70%

Current portion of long-term notes payable	$ no Reaj.	—	—	—	—	90,293	—	—	—
	US$	18,039,328	7.40%	29,756,019	9.00%	8,450,719	7.20%	11,872,895	9.00%
	$ Arg.	—	—	—	—	—	—	—	—
	Other	—	—	—	—	—	—	—	—

Dividends payable	$ no Reaj.	484,283	—	428,445	—	1,426,171	—	972,422	—
	$ Col.	—	—	8,285,187	—	—	—	—	—
	Soles	36,707	—	18,529	—	—	—	—	—
	$ Arg.	1,444	—	—	—	—	—	—	—
	Reales	5,060,346	—	—	—	—	—	4,122,352	—
	Other	—	—	727,268	—	—	—	—	—

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

		Within 90 days				91 days to 1 year

		As of December 31,2001		As of December 31,2002		As of December 31,2001		As of December 31,2002

	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate

Account		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Accounts payable	$ no Reaj.	48,354,696	—	54,262,880	—	4,328,842	—	5,812,077	9.00%
	US$	14,703,322	—	12,342,737	—	1,740,700	—	1,123,669	—
	Euro	137,924	—	—	—	—	—	—	—
	$ Col.	20,517,413	—	27,173,942	—	8,982,460	—	—	—
	Soles	19,275,090	—	23,788,231	—	2,026,856	—	—	—
	$ Arg.	44,832,831	—	26,949,437	—	—	—	—	—
	Reales	93,916,602	—	59,659,028	—	—	—	—	—
	Other	—	—	10,963,983	—	138,564	—	—	—

	$ no Reaj.	—	—	—	—	—	—	—	—
Short-term notes payables	$ no Reaj.	216	—	571	—	—	—	—	—
	Reales	45,428,854	—	1,056,663	16.89%	—	—	3,775,840	16.89%
	U.P.	—	—	—	—	—	—

Miscellaneous payables	$ Reaj.	—	—	—	—	84,334	—	—	—
	$ no Reaj.	15,105,006	—	9,244,324	—	156,864	—	416,874	—
	US$	11,929,531	—	8,228,015	—	71,993	—	8,648,943	—
	$ Col.	9,077,611	—	22,549,403	—	71,686	—	—	—
	Soles	3,185,984	—	5,838,886	—	—	—	11,338,473	—
	$ Arg.	105,397	—	3,054	—	4,395	—	—	—
	Reales	13,531,642	—	6,773,826	—	—	—	—	—
	Other	—	—	375,753	—	—	—	—	—

Amounts payable to related companies	$ Reaj.	17,289,294	—	11,465,695	—	—	—	—	—
	$ no Reaj.	321,383	9.14%	532,618	—	—	—	—	—
	US$	528,537	8.49%	1,234,371	—	—	—	—	—
	$ Col.	—	—	1,226,667	—	3,629,114	—	—	—
	Soles	1,837,477	—	857,426	—	—	—	—	—
	$ Arg.	7,514,844	—	968,935	—	—	—	—	—

Accrued expenses	$Reaj.	—	—	14,153	—	8,375	—	8,372	—
	$ no Reaj.	16,211,086	—	12,393,170	—	20,763,097	—	28,578,032	—
	US$	—	—	101,572	—	186,815	—	89,246	—
	$ Col.	5,127,068	—	13,279,185	—	3,219,760	—	—	—
	Soles	1,649,379	—	2,315,644	—	1,708,400	—	2,228,091	—
	$ Arg.	4,531,574	—	2,133,800	—	—	—	—	—
	Reales	26,514,775	—	23,708,069	—	—	—	—	—
	Other	—	—	80,987	—	—	—	—	—

Withholdings	$ no Reaj.	5,881,699	—	7,127,750	—	978,146	—	1,427,600	—
	$ Col.	1,830,706	—	1,872,570	—	—	—	—	—
	Soles	2,534,964	—	5,113,011	—	—	—	—	—
	$ Arg.	17,117,232	—	10,827,560	—	—	—	—	—
	Reales	25,614,845	—	29,114,712	—	—	—	—	—
	Other	—		2,556	—	—		—	—

Income tax payable	$ no Reaj.	430,473	—	537,181	—	9,038,936	—	—	—
	$ Col.	15,582,792	—	19,911,919	—	2,948,539	—	—	—
	Soles	158,987	—	683	—	5,765,990	—	2,638,436	—
	$ Arg.	10,192,095	—	3,332,909	—	—	—	—	—
	Reales	33,165,210	—	1,110,901	—	—	—	—	—

Deferred income	$ Reaj.	252,972	—	—	—	—	—	—	—
	$ no Reaj.	1,497,876	—	5,816,007	—	3,680,493	—	2,856,011	—
	US$	411,679	—	—	—	5,471,544	—	—	—
	$ Col.	—	—	413,656	—	—	—	—	—

Other current liabilities	$ Reaj.	108,399,353	2.70%	3,317	—	7,108	—	5,769	—
	$ no Reaj.	69,101	—	456,200	—	5,817,634	—	5,473,134	—
	US$	1,193,328	—	15,111,509	—	—	—	287,973	—
	$ Col.	2,621,386	—	1,996,817	—	1,029,544	—	—	—
	Soles	45,345	—	50,146	—	5,718,123	—	—	—
	$ Arg.	13,478,269	—	15,875,558	—	79	—	—	—
	Reales	12,004,488	—	20,281,534	—	—	—	—

Total current liabilities by currency	$ Reaj.	184,577,161		11,918,345		20,527,792		17,441,649
	$ no Reaj.	90,720,028		151,641,354		46,280,476		47,882,353
	US$	203,707,905		653,397,898		447,701,090		366,156,187
	Euro	5,143,299		4,542,783		3,624,390		308,413,917
	Yen	—		39,191,269		395,184		6,946,931
	$ Col.	69,303,461		104,312,240		31,163,396		57,201,324
	Soles	54,277,055		81,937,552		44,418,667		38,325,899
	Reales	293,018,263		152,587,392		44,940,561		13,052,675
	$ Arg.	97,798,330		77,711,633		4,474		3,674,233
	U.P.	—		—		1,066,471		1,195,763
	Libra	—		—		394,123		456,684
	Others	—		12,150,547		241,255		1,234,621

Total current liabilities		998,545,502		1,289,391,013		640,757,879		861,982,236

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(f)	Long-term liabilities, December 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate
		ThCh$	%	M$	%	ThCh$	%	ThCh$	%
Due to banks and financial institutions	$ Reaj.	53,700,248	3.66%	2,936,985	3.66%	—	—	—	—
	US$	1,332,607,989	3.19%	103,695,317	3.19%	70,749,821	3.19%	6,352,189	3.19%
	Euro	245,960	4.13%	—	—	—	—	—	—
	Yen	8,981,104	1.96%	—	—	—	—	—	—
	$ Arg.	3,687,048	1.75%	1,843,524	1.75%	6,440,033	1.75%	—	—
	Reales	81,665,150	17.11%	1,612,832	11.23%	14,551,393	11.23%	201,601	11.23%
	U.P.	1,189,530	5.32%	—	—	—	—	—	—
	Libra	877,946	4.81%	—	—	—	—	—	—

Bonds payable	$ Reaj.	—	—	100,464,720	6.20%	68,867,443	6.00%	159,331,186	6.00%
	US$	337,746,700	7.00%	352,118,900	8.06%	287,444,000	8.50%	622,338,537	8.06%
	Euro	—	—	—	—	—	—	—	—
	$ Col.	—	—	33,173,871	14.35%	77,979,287	14.35%	—	—
	Soles	53,520,562	7.19%	3,859,972	7.19%	1,000,390	7.19%	—	—

Long-term notes payable	US$	44,459,671	7.50%	41,870,347	7.50%	59,468,978	7.50%	—	—
	Reales	61,538,872	9.50%	4,601,606	9.50%	8,700,083	9.50%	247,133	9.50%

Accounts payable	$ Reaj.	—	—	—	—	—	—	161,781	—
	$ no Reaj.	2,130,335	—	—	—	—	—	50,546	—
	US$	7,144,040	—	—	—	10,535,563	9.48%	—	—
	Reales	2,584,264	—	—	—	—	—	—	—

Amounts payable to related companies			—		—		—		—
	$ Reaj.	988,291,605	3.33%	—	—	—	—	—	—
	$ Col.	—	—	—	—	—	—	—	—

Accrued expenses	$ Reaj.	—	—	57,281	—	—	—	—	—
	$ no Reaj.	3,496,393	—	3,256,075	—	7,608,279	—	7,451,115	—
	US$	3,732,305	—	—	—	—	—	—	—
	$ Col.	—	—	—	—	—	—	67,686,226	—
	Reales	839,764	—	81,582,060	—	2,099,410	—	49,113,709	—

Deferred income taxes	$ no Reaj.	9,390,063	—	3,745,511	—	13,997,687	—	28,873,945	—
	$ Col.	—	—	—	—	—	—	3,588,783	—
	Soles	—	—	1,224,714	—	—	—	—	—
	$ Arg.	197,179	—	131,452	—	591,537	—	—	—
	Reales	—	—	—	—	—	—	—	—

Other long-term liabilities	$ Reaj.	10,805	—	10,015	—	467,614	10.10%	—	—
	$ no Reaj.	4,264,255	4.55%	14,800,247	4.55%	4,683,227	—	13,681,297	4.55%
	US$	38,021,057	—	—	—	—	—	—	—
	Soles	4,611,282	—	256,932	—	2,213,674	—	—	—
	$ Arg.	7,456,475	—	114,044	—	—	—	—	—
	Reales	13,384,938	—	—	—	—	—	—	—

Total long-term liabilities by currency	$ Reaj.	1,042,002,658		103,469,001		69,335,057		159,492,967
	$ no Reaj.	19,281,046		21,801,833		26,289,193		50,056,903
	US$	1,763,711,762		497,684,564		428,198,362		628,690,726
	Euro	245,960		—		—		—
	Yen	8,981,104		—		—		—
	$ Col.	—		33,173,871		77,979,287		71,275,009
	Soles	58,131,844		5,341,618		3,214,064		—
	$ Arg.	11,340,702		2,089,020		7,031,570		—
	Reales	160,012,988		87,796,498		25,350,886		49,562,443
	U.P.	1,189,530		—		—		—
	Libra	877,946		—		—		—
	Other	—		—		—		—

Total long-term libilities		3,065,775,540		751,356,405		637,398,419		959,078,048

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(g)	Long-term liabilities, December 31, 2001

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

Account	Currency	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate
		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Due to banks and financial institutions	UF	37,847,407	7.44	20,181,502	6.93	—	—	—	—
	US$	1,627,504,159	4.01	137,113,532	4.01	82,407,322	4.04	20,913,779	1.75
	Yen	782,417	0.90	391,208	0.90	—	—	—	—
	Reales	15,012,070	12.00	2,521,157	12.00	4,409,782	10.93	1,154,746	10.93
	U.P.	2,056,583	5.32	—	—	—	—	—	—
	Libra	743,571	5.38	371,786	5.38	—	—	—	—
	Other	195,548	4.44	97,774	4.44	—	—	—	—
Bonds payable	UF	19,905,268	6.30	123,534,041	6.30	54,429,823	6.30	48,202,431	6.30
	US$	196,325,358	7.90	249,540,469	7.90	242,796,132	7.90	934,156,095	7.90
	Euro	257,094,126	3.34	—	—	—	—	—	—
	$ Col.	—	—	130,064,199	13.70	—	—	—	—
	Soles	—	—	36,033,266	7.50	—	—	—	—
Notes payable	US$	55,606,642	7.13	42,364,204	7.13	71,079,080	7.13	14,706,614	7.13
	Reales	35,644,558	10.27	4,590,609	10.27	9,974,947	10.27	—	—
Accounts payable	UF	77,590	—	—	—	—	—	181,599	—
	Ch$	2,122,540	—	—	—	—	—	18,406	—
	US$	23,496,465	6.50	—	—	—	—	—	—
	$ Col.	443,215	—	—	—	—	—	—	—
	Reales	8,407,133	—	—	—	—	—	—	—
Amounts payable to related parties	UF	984,980,016	4.90	—	—	—	—	—	—
	US$	16,727,142	7.07	—	—	—	—	—	—
Accrued expenses	Ch$	2,466,172	—	2,499,291	—	4,888,461	—	6,405,087	9.50
	$ Col.	—	—	16,984,432	—	—	—	40,734,446	—
	Reales	8,935,898	10.00	143,792,604	10.00	1,785,890	10.00	5,896,656	10.00
Deferred income taxes	Ch$	10,254,481	—	5,471,684	—	13,704,756	—	6,629,043	—
Reimbursabe employee taxes	UF	7,527	—	9,108	—	480,589	10.00	—	—
	Ch$	4,368,898	—	2,133,845	—	886,535	—	2,388,266	—
	Soles	3,112,468	—	362,744	—	2,022,283	—	—	—
Other liabilities	UF	507	—	—	—	—	—	—	—
	Ch$	10,664,329	—	1,116,412	—	2,473,437	—	—	—
	Soles	3,053,568	—	—	—	—	—	—	—
	$ Arg.	8,743,924	—	1,494,952	—	1,637,101	—	—	—
	Reales	751,115	—	—	—	—	—	—	—
Total long-term liabilities By currency	UF	1,042,818,315		143,724,651		54,910,411		48,384,031
	Ch$	29,876,420		11,221,232		21,953,189		15,440,802
	US$	1,919,659,972		429,018,205		396,282,535		969,776,488
	Euro	257,094,126		—		—		—
	Yen	782,417		391,208		—		—
	$ Col.	443,215		147,048,631		—		40,734,446
	Soles	6,166,036		36,396,010		2,022,283		—
	$ Arg.	8,743,924		1,494,952		1,637,101		—
	Reales	68,750,774		150,904,370		16,170,620		7,051,403
	U.P.	2,056,583		—		—		—
	Libra	743,571		371,786		—		—
	Other	195,548		97,774		—		—

Total long-term liabilities		3,337,330,901		920,668,819		492,976,139		1,081,387,170

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 31.	Sanctions

Endesa Chile

On February 22, 2002, the Superintendency of Securities and Insurance, through Executive Resolution N°044, censured Mr. Héctor López Vilaseco, the company’s Chief Executive Office, for infringement of what is provided in Section III of Form Letter N°1,481, dated May 25, 2000, for having tardily submitted to the Superintendency of Securities and Insurance the list of the company’s shareholders at December 31, 2001.

Neither the Company nor its Board of Directors has been fined by the Superintendency of Securities and Insurance or any other administrative authority.

Note 32.	Subsequent Events

Enersis S. A.

On December 10, 2002, a Special General Shareholders’ Meeting of Cerj, an Enersis S.A. subsidiary, was held, where a capital increase was approved for Cerj, in an amount of ThUS$105,000, approximately.

This increase took place on January 10, 2003, through the issuance and subscription of 770,833,333,333 new ordinary shares, at a value of R$0.48 in one thousand-share batches, totaling the ThUS$100,000 approved at the Meeting, with the Company’s capital amounting to ThUS$259,085.

With this operation, the percentage of direct participation held by Enersis S.A., through its agency, will increase from 20.38% to 40.03%.

As a relevant event on January 15, 2003, it was reported that Enersis S.A.’s Board of Directors, at a special meeting held on that day, agreed to take note that the Company will make accounting adjustments and special charges in its balance sheet for its investments in its Chilean and foreign subsidiaries for a total amount of US$387 million, in its equivalent in Chilean pesos.  These special adjustments are reflected in income for 2002.

Such special adjustments and charges have no impact on the Company’s cash flow and will be reflected in Enersis’ 2002 financial statements.  The special adjustments and charges made as well as the provisions made at November 30, 2002, are detailed as follows: (the figures shown correspond to the impact on Enersis S.A.’s financial statements):

Generation:
Brazil	US$ 60 million
Argentina	US$ 23 million
Total Generation	US$ 83 million

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Distribution:
Brazil	US$ 255 million
Argentina	US$ 26 million
Total distribution	US$ 281 million

Services:
Chile	US$ 23 million
Total services:	US$ 23 million

Total adjustment	US$ 387 million

It must be noted that, of the US$387 million, US$329 million will be from the acceleration of the amortization of the net balance of negative goodwill and goodwill of investments made in Brazil and Argentina in generation and distribution.

Subtracted from the figure above are the provisions made at November 30, 2002, as shown below:

Brazil	US$81 million
Argentina	US$l6 million
Total Provisions	US$97 million

In view of the above, and having considered these provisions, the effect of the adjustments and special charges on the company’s income will amount to the equivalent in Chilean pesos of US$290 million, approximately.

In the period between January 1, 2003 and the date of presentation of these financial statements, no other significant event that might affect their presentation has occurred.

Note 33.	Environment

Edesur S.A.

As of December 31, 2002, the Company incurred environmental expenses of ThCh$59,645 and investments of ThCh$15,809.

Endesa S.A.

During the period from January 1 to December 31, 2002, the Company and its subsidiaries have made disbursements for a value of ThCh$3,786,874, which mainly correspond to:

•
Operating expenses: corresponding to studies, follow-up procedures and laboratory analysis (ThCh$323,387 expenses in 2002), Environment Law N°99 (Colombia) and ISO 14,001 certification in Central Costanera and El Chocón (US$955,245).

•	Investments related to the following projects:

	•	Central Ralco’s environmental program.
	•	Central San Isidro, Pangue, Tal Tal, Pehuenche, Loma Alta and Curilligue environmental management system (EMS) installation and its ISO 14,001 certification.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Note 34.	Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP.  Such differences involve certain methods for measuring the amounts shown in the financial statements.

Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total stockholders’ equity.  References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

(a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2002 was approximately 11.2%.  Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation.  The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%.  As allowed pursuant to Form-20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

(b)	Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS., certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal.  The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation.  Revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (bb) below.

(c)	Depreciation of property, plant and equipment

Under Chilean GAAP, certain costs related to the cost of acquisition of Edesur S.A., at the time of the acquisitions in 1992 and 1994 by Distrilec Inversora S.A., were charged to earnings as incurred.  Under U.S. GAAP, these costs would have been included in the purchase price and would have been allocated to the net assets acquired based upon fair values.  For purposes of the reconciliation to U.S. GAAP, these costs were considered to be a part a property, plant, and equipment, the primary assets of Edesur S.A.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill.  Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill.  As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S. GAAP, the cost of the purchase price would have been allocated to the fair value of property, plant and equipment.

The effect on shareholders’ equity and net income for the years presented is included in paragraph (bb) below.

(d)	Intangibles

Under Chilean GAAP, the Company has recorded intangible assets relating to the transfer of revalued assets which originate in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation.  Under U.S: GAAP, such intangible assets would not have been recorded as the assets would have been recorded at the Predecessor Company’s carrying values.  The effects of adjusting shareholders’ equity for the intangible asset net of accumulated amortization, inclusive of accumulated price-level restatement, and net income statement for the annual amortization expense are included in paragraph (bb) below.

(e)	Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.  Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income.  Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability, was either offsetting or not expected to be realized.  Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities.  As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000.  Such complementary asset or liability are being amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

i.	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

ii.	The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

iii.
The measurement of deferred tax assets are reduced by a valuation allowance, if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense.  Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled.  A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

The principal difference relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income.  The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (bb) below.

(f)	Severance indemnity

As described in Note 2 n, under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement.  Those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee.  The Company and certain of its subsidiaries used a real discount rate of 9.5% for the years ended December 31, 2001 and 2002, and assumed an average service life which varies based upon years of service with the Company.  The real annual discount rate does not include a projection of inflation and, accordingly, future salary increases are also excluded from the calculation of the obligation, because all such future increases are expected to approximate the increase in inflation over a long-term period.

Under US GAAP, this arrangement is considered to be a termination indemnity plan and should therefore be accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”.  The liability would be measured by projecting future expected payments using an assumed salary progression rate and discounting the resulting amounts to their present value.  In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate.  The application of U.S. GAAP would no have produced results materially different from the acceptable method under Chilean GAAP.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(g)	Pension and post-retirement benefits

The Company has obligations related to complementary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements.  Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106.  The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (bb).

(h)	Investments in related companies

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP of equity accounted investees is included in paragraph (bb) below.  The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

(a)	The recording of pension benefits in accordance with SFAS No. 87.
(b)	Reversal of complementary accounts (asset or liability) recorded as a transitional provision as of January 1, 2000.
(c)	Organizational costs deferred under Chilean GAAP that, under U.S. GAAP, should have been included in income.
(d)	For the year beginning January 1, 2001, the recording of derivative instruments in accordance with SFAS No. 133.
(e)	The deferred income tax effects of adjustments (a), (c) and (d).

(i)	Goodwill and long-lived assets

(i)
Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill.  Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years form the previous 10 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill.  Up until December 31, 2001, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.  Goodwill acquired after June 30, 2001 is not amortized (see Note 34 II (o)).  In accordance with SFAS No. 142, the Company discounted amortizing goodwill on January 1, 2002.  The effects of recording the different amortization periods and reversing the amortization of goodwill for 2002 are included in paragraph (bb) below.

(ii)
Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill net of negative goodwill for impairment.  The measurement of the impairment loss was based on the fair value of the investment which the Company determined using a discounted cash flow approach and recent comparable transactions in the market.  In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation.  The results of this analysis showed that the goodwill and negative goodwill

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, under Chilean GAAP the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A., Central Eléctrica Cachoeira Dourada S.A., Cía. de Electricidade do Rio de Janeiro S.A., Coelce S.A., Distrelec Inversora S.A., Edesur S.A., and Investluz S.A., in the amount of ThCh$236,434,558 net minority interest, to write-off all amounts of goodwill and negative goodwill, see Note 13.

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002.  SFAS 142 applies to all goodwill and intangible assets acquired in a business combination.  Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, as of the effective date but must be tested for impairment at least annually.  The transitional impairment test required by the standard was performed and no adjustment for impairment was required.  However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired.  The following net effects are included in the net income (loss) and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below:

(a)
the reversal of goodwill amortization related to reporting units that were not found to be impaired under U.S. GAAP for the year ended December 31, 2002, and adjustment of amortization goodwill which is different in amount because of goodwill basis differences in 2000 and 2001.

(b)	the adjustment to record the reversal of the impairment recorded under Chilean GAAP during 2002, which is different in amount because of goodwill basis differences,

(c)	the adjustment to record the impairment under US GAAP from investment in Argentina and Brazil.

The adjustment as of each year are as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Adjustment of goodwill amortization	(7,541,119)	(1,099,881)	53,928,310
Reversal of impairment record under Chilean GAAP			452,415,861
Impaiment of goodwill under US GAAP			(600,380,013)

Totals	(7,541,119)	(1,099,881)	(94,035,842)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Had we adopted SFAS No 142 effective January 1, 2000 and accordingly not amortized goodwill for the years ended December 31, 2001 and 2000 our net gain (loss) and basic income (loss) per share should have been as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income (loss) under US GAAP	74,431,407	3,088,583	(329,910,417)
Goodwill amortization under US GAAP	(79,254,926)	(81,676,229)	—

Adjusted net income (loss) under US GAAP	153,686,333	84,764,812	(329,910,417)

	2000	2001	2002

	Ch$	Ch$	Ch$
Basic earnings per share:
Reported net income (loss)	10.4	0.4	(39.8)
Goodwill amortization	(11.0)	(9.9)	—

Adjusted net income (loss)	21.4	10.3	(39.8)

(iii)	The company has considered important factors, which could trigger an impairment review, such the following:

	•	Significant underperformance relative to expected historical or projected future operating results;
	•	Significant changes in the manner of use of the acquired assets or the strategy for our overall business; and
	•	Significant negative industry or economic trends

In accordance with SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of’ during 2000 and 2001, which was superceded by SFAS No.144, “Accounting for the Impairment or Disposa1 of Long-Lived Assets” beginning in 2002, the Company eva1uates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable.  Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts.  For the years ended December 31, 2000, 2001, and 2002, no additional amounts were recorded for impairment under U.S. GAAP, except for adjustments for this concept recorded under Chilean GAAP in the subsidiaries Centrais Eléctrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada, which are included in other non-operating expenses (see Note 23). This amount are reclassified to operating income for US GAAP purposes.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(j)	Negative Goodwill

Under Chilean GAAP, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill.  Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years.  Under U.S. GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of over the purchase price is allocated proportionately to reduce the values assigned to non-current assets.  If the allocation reduces the non-current monetary assets to zero, the remainder of the excess is recorded as a deferred credit account called negative goodwill upon adoption of SFAS 142 in January 1, 2002 the excess will no longer be deferred but recognized immediately in income.  The effect of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment, as compared to the amortization of negative goodwill under Chilean GAAP and the reversal of negative goodwill write-offs described in paragraph (i), which did not meet the U.S. GAAP impairment criteria for long-lived assets under SFAS No. 144 described above, and conforming depreciation methods are included in paragraph (bb) below.

(k)	Capitalized interest and exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction and finance costs corresponding to exchange differences generated by the loans associated with such assets.  The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project.  In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized.  The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (bb) below.

(l)	Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies is recorded directly in the parent company’s equity.  Under U.S. GAAP, such costs must be charged to income as incurred.  The effects are included in paragraph (bb) below.

(m)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses.  Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (bb) below to reflect the unrecorded dividend liability

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

for 2001, whenever and to the extent the recorded interim dividends do not reach to 30% minimum dividend.

In April 2002, the meeting of shareholders decided, that dividends would consist of the income from normal company operations defined as income before amortization of negative goodwill in the income statement.  Therefore, the distributable profit at December 31, 2001 was zero, necessitating a reversal of the prior year accrual under U.S. GAAP.

(n)	Capitalized general and administrative expenses

Until 1993, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects.  Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects.  The effects of eliminating capitalized general and administrative expenses and the related depreciation for U.S. GAAP purposes are shown below under paragraph (bb).

(o)	Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997.  Since that date employees have continued to be made redundant pursuant to this plan.  In accordance with U.S. GAAP, at that time in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date.  As of December 31, 2002, this requirement had not been met.  The effect of eliminating the accrued liability recognized is presented in paragraph (bb) below.

(p)	Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis Intemational Limited, Chilectra S.A. and Chilectra IntemationaI Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price.  Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined.  As described in paragraph (i), the Company determined goodwill amounts recorded in investments in Argentina were impaired as of December 31, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP that will be eliminated after the impairment charge is recorded.  The effects of the adjustments to conform to U.S. GAAP are included under paragraph (bb) below.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(q)	Elimination of capitalized legal reserve

Under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry.  Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (bb) below.

(r)	Organizational and start-up costs

Certain costs related to the organization and creation of certain subsidiaries of the Company are deferred and capitalized under Chilean GAAP and amortized.  Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred.  The effects of the difference are included in paragraph (bb) below.

(s)	Translation of Financial Statements of Investments Outside of Chile

Under Chilean GAAP, in accordance with Technical Bulletin 64 (“B.T. 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars.  The Company’s foreign subsidiaries in Argentina, Perú, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars.  The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:
•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.
•	All non-monetary assets and liabilities and shareholder’s equity are translated at historical rates of exchange between the US dollar and the local currency.
•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.
•	The effects of any exchange rate fluctuations between the local currency and the US dollar are included in the results of operations for the period.

Under BT 64, the investment in the foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean Peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

The amount of foreign exchange gain included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$39,503,788, ThCh$23,247,278 and ThCh$180,045,972 for the years ended December 31, 2000, 2001 and 2002, respectively (See Note 23 (a)).

In the opinion of the Company, the foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP.  Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Form 20-F.

(t)	Derivative instruments

Under Chilean GAAP, forward foreign exchange contracts and currency swaps are used to hedge existing balance sheet risks or “fair value” hedges, while interest swaps and collars are used to hedge against future transaction risks or “cash flow” hedges.  Fair value hedges are recorded at fair values with losses recorded at the time of their estimation and gains deferred until the transaction date or to the extent losses have been previously recorded, while gains and losses from cash flow hedges are deferred as either an assets or a liability until the transaction date.  The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP.  Realized gains and losses are recorded in “Other non-operating income and expense”.

Prior to January 1, 2001. under U.S. GAAP, contracts that were designated and effective as hedges of existing assets and liabilities were recorded at the closing spot exchange rate and included in earnings with the initial discount or premium is amortized over the life of the contract as interest expense.  However, contracts not designated or effective as hedges were recorded at fair value with the unrealized gains and losses recognized in income.  For contracts with fair values different from the values of the contracts at the closing spot exchange rate, a difference between U.S. and Chilean GAAP resulted.  The effects of the difference were not considered material to the consolidated financial statements and accordingly were not previously included in paragraph (bb) below.

Currently under U.S. GAAP, the accounting for derivative instruments is described in SFAS No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (SFAS No. 133) and other complementary rules and amendments.  SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value.  SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met.  Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company adopted SFAS No. 133, as amended, on January 1, 2001.  SFAS No. 133 required that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes.”  Statement 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments. As permitted under this standard, the Company has applied SFAS No. 133 to only those embedded instruments that were issued, acquired, or substantively modified after January 1, 1999.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

SFAS No. 133, in part, allows special hedge accounting for “fair value” and “cash flow” hedges. SFAS No. 133 provides that the gain or loss on a derivative instrument designated and qualifying as a “fair value” hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk be recognized currently in earnings in the same accounting period.  The accounting standard provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a “cash flow” hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. While the Company enters into derivatives for the purpose of mitigating its global financial and commodity risks, these operations do not meet the documentation requirements to qualify for hedge accounting under U.S. GAAP.  Therefore changes in the respective fair values of all derivatives are reported in earnings when they occur.

Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements.  For U.S. GAAP purposes, certain implicit or explicit terms included in host contracts that affect some or all of the cash flows or the value of other exchanges required by the contract in a manner similar to a derivative instrument, must be separated from the host contract and accounted for at fair value.  The Company separately measures embedded derivatives as freestanding derivatives instruments at their estimated fair values recognizing changes in earnings when they occur.

Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar.  This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar.  Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments.  Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 22 (e) for further detail).  The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

The effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative effect on net income of ThCh$21,015,046 net of deferred taxes for ThCh$46,575,921 and minority interest for ThCh$62,621,442, which is presented under the caption “Cumulative effect of changes in

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

accounting principles”, the effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the year ended December 31, 2002 is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below.

(u)	Fair value of long-term debt assumed

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill.  Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill.  As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S: GAAP, the cost of the purchase price would have been allocated to the fair value of long-term debt.  The effect on shareholder’s equity and net income for the years presented is included in paragraph (bb) below.

(v)	Sale of subsidiaries

This corresponds to the reversal of the December 31, 1999 accumulated adjustments to U.S. GAAP which under U.S. GAAP would have been included in the determination of any gain or loss on sale made in connection with the subsidiaries Compañía Nacional de Transmisión Eléctrica S.A. (Transelec), Aguas Cordillera S.A., and Aguas Puerto S.A., as these subsidiaries were sold during 2000.

(w)	Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system.  Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000.  Under U.S. GAAP, this item, the amount was deferred and amortize over the life of the related service contract.  This adjustment reverses the gain under Chile GAAP and records the amortization of the deferred income under U.S. GAAP.  The effect on shareholders’ equity and net income for the years presented is included in (bb) below.

(x)	Regulated assets and deferred costs

The electricity sector in Chile and other countries of operation in Latin America is regulated pursuant to the Chilean and other country electricity laws.  Most of the Company’s sales are subject to node price regulation, which is designed to ensure an adequate supply of energy at reasonable, determined prices, which considers a variety of factors.  The marginal cost pricing model is not solely based upon costs incurred by the Company, and as a result, the requirements of U.S. GAAP under SFAS No.71, “Accounting for the Effects of Certain Types of Regulation”, related to a businesses whose rates are regulated are not applicable to the Company’s financial statements, except for the Company’s operations in Brazil as described below.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Companhia de Electricidad do Rio de Janeiro (Cerj) and Companhia Energética do Ceará (Coalce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001.  With the new regulations issued by the National Agency of Electrictric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001.  The Company estimates costs will be recovered over a period estimated to be three years (as described in Note 5).

Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator.  The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers.  ANEEL perform a rate review on an annual basis.  If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory assets is impaired and is accordingly reduced to the extent of the excluded cost.  The Company has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

The regulations also included certain VPA costs, which are certain that each distribution company is permitted to defer and pass on the their customers using future rate adjustments.  VPA costs are limited by concession contracts to the cost of purchased power and certain other costs and taxes.  Due to uncertainly in the Brazilian economy, ANEEL delayed the approval of such VPA rate increases.  An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes.  The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.

Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets.  Under U.S. GAAP, in accordance with Emerging Issues Taskforce (EITF) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred.  The effect of deferring revenues expected to be collected after two years is included in (bb) below.

(y)	Reorganization of subsidiaries

Corresponds to the reorganization of the Company’s subsidiaries Central Costanera and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina.  Under Chilean GAAP, the Company recorded the goodwill for the proportional minority interest acquired as the difference between the purchase price and the carrying values of the assets acquired and liabilities assumed.  Under U.S. GAAP, the proportional fair value of the assets acquired compared to the purchase price is recorded as goodwill. The effect on shareholders’ equity is included in (bb) below.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(z)	Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur.  Under U.S. GAAP, in accordance with SFAS No. 144,long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all the criteria are met.  Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell.  Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002.  The following assets to be sold meet the definition of segments, reporting units or long-lived assets held for sale:

•	Compañía Eléctrica del Río Maipo S.A.
•	Central Canutillar power plant
•	Gas Atacama transmission lines
•	CELTA transmission lines
•	Infraestructura 2000 S.A.

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that one of the assets’ fair values less cost to sell was lower than the carrying value of those assets.  Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale, which varied from October to December 2002, no impairment was required to these assets as of December 31, 2002.  The effect of these adjustments is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (bb) below.

(aa)	Elimination of discontinued operations

Under Chilean GAAP, no restatement to the financial statement information presented in previous years is required after a divestiture has occurred.  Under US GAAP, in accordance with SFAS No. 144, the discontinued operations of a component must be retroactively separated from the continuing operations of an entity, when the operations and cash flows of a component which will be eliminated from the ongoing operations of an entity as a result of a disposal transaction will not have any significant continuing involvement in the operations of a component after the disposal transaction.

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups.  Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer.  Infraestructura 2000 S.A. does meet the conditions for discontinued operations because it has distinct and separable financial results from operations and cash flows.  As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after it is sold.  The Rio Maipo facility was classified as “held for sale” on December 31, 2002.  In April, 2003, the Company sold facility.  In accordance with SFAS 144, the Company determined that the Rio Maipo did not must the criteria to be classified as a discontinued operations as of the Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa – Chile.  The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (bb) below.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(bb)	Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	95,661,404	42,154,033	(223,748,087)
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	2,597,035	1,899,779	3,336,808
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(1,459,538)	(1,845,429)	(5,455,684)
Amortization of intangibles (paragraph d)	1,373,576	191,035	121,840
Deferred income taxes (paragraph e)	(69,517,707)	(28,618,834)	(21,149,128)
Pension and post-retirement benefits (paragraph g)	(11,014,880)	3,738,634	23,130,027
Investments in related companies (paragraph h)	—	(18,119,651)	20,860,935
Amortization and impairment of goodwill (paragraph i)	(7,541,119)	(1,099,881)	(94,035,842)
Amortization of negative goodwill (paragraph j)	(19,035,079)	(26,903,634)	(82,314,299)
Capitalized interest and exchange differences (paragraph k)	34,392,221	4,887,915	(32,529,417)
Accumulated deficit during the development stage (paragraph l)	156,769	(411,369)	(5,830,512)
Capitalized general and administrative expenses (paragraph n)	(1,614,199)	(126,967)	1,958,425
Involuntary employee termination benefits (paragraph o)	(2,693,048)	(8,797)	(347,089)
Adjustment in selling price of investment (paragraph p)	133,953	(76,429)	4,491,313
Elimination of amortization of capitalized legal reserve (paragraph q)	(3,338,239)	591,479	903,367
Amortization of organizational and start-up costs (paragraph r)	821,187	3,960,274	5,365,083
Derivative instruments (paragraph t)	—	65,189,655	(78,076,325)
Fair value of long-term debt assumed (paragraph u)	133,411	(174,229)	(91,559)
Sale of subsidiaries (paragraph v)	21,574,004	—	—
Deferred income (paragraph w)	(3,212,407)	165,419	274,829
Regulated assets (paragraph x)	—	(41,903,240)	(51,237,932)
Reorganization of subsidiaries (paragraph y)	—	—	(319,781)
Asset held for sale (paragraph z)	—	—	(887,241)
Reclassification of discontinued operations (paragraph aa)	(161,966)	(358,538)	(148,617)
Effects of minority interest on the U.S. GAAP adjustments	58,059,875	(4,203,667)	127,629,376
Deferred tax effects on the U.S. GAAP adjustments	(21,143,846)	(17,138,430)	78,023,974
Reclassification extraordinary gain	—	(24,112,843)	—

Net income (loss) in accordance with U.S. GAAP before effect of discontinued operations, extraordinary gain and cumulative effect of change in accounting principle	74,171,407	(42,323,715)	(330,075,536)

Income from discontinued operations net of taxes and minority interest (paragraph aa)	260,000	284,410	165,119

Net income (loss) in accordance with U.S. GAAP before effect of extraordinary gain and cumulative effect of change in accounting principle	74,431,407	(42,039,305)	(329,910,417)

Extraordinary gain (net of taxes)		24,112,843

Net income (loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle	74,431,407	(17,926,462)	(329,910,417)

Cumulative effect of change in accounting principle, net of the tax and minority interest	—	21,015,045	—

Net income (loss) in accordance with U.S. GAAP	74,431,407	3,088,583	(329,910,417)

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP	1,336,996	19,459,326	20,596,914
Cumulative translation adjustment related to U.S GAAP adjustments	(4,410,079)	(3,494,198)	(12,536,493)

Comprehensive income (loss) in accordance with U.S.GAAP	71,358,324	19,053,711	(321,849,996)

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:
	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,214,561,981	1,005,580,294
Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(17,254,120)	(14,150,945)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	763,072	(3,065,017)
Intangibles (paragraph d)	(1,218,399)	(1,096,559)
Deferred income taxes (paragraph e)	(244,411,924)	(277,953,317)
Pension and post-retirement benefits (paragraph g)	(48,110,011)	(29,532,561)
Investments in related companies (paragraph h and paragraph z)	(17,385,748)	4,286,240
Goodwill (paragraph i)	326,090,688	236,394,374
Negative goodwill (paragraph j)	(205,876,773)	(298,291,399)
Capitalized interest and exchange differences (paragraph k)	44,949,920	16,939,438
Minimum dividend (paragraph m)	(12,646,210)	—
Capitalized general and administrative expenses (paragraph n)	(27,225,414)	(25,675,535)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	412,753	92,700
Adjustment in selling price of investment (paragraph p)	(4,215,211)	—
Elimination of capitalized legal reserve (paragraph q)	(9,378,001)	(9,362,051)
Amortization organizational and start-up costs (paragraph r)	(39,325,555)	(37,681,753)
Derivative instruments (paragraph t)	210,367,650	149,900,318
Fair value of long-term debt assumed (paragraph u)	1,357,440	1,265,881
Reorganization of subsidiaries (paragraph y)	5,997,065	6,070,100
Asset held for sale (paragraph z)	—	(887,241)
Deferred income (paragraph w)	(3,391,114)	(3,437,112)
Regulated assets (paragraph x)	(41,903,240)	(97,106,372)
Effects of minority interest on the U.S. GAAP adjustments	96,667,003	225,171,613
Elimination of result of discontinuing operations	—	724,763
Deferred tax effects on the U.S. GAAP adjustments	(74,152,019)	(2,715,812)

Shareholders’ equity in accordance with U.S. GAAP	1,154,673,833	845,470,047

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders equity in accordance with U.S. GAAP - January 1,	1,131,339,028	1,154,673,833
Dividends paid during the year	(15,426,129)	—
Reversal of dividends payable as of previous balance sheet date	28,698,421	12,646,210
Minimum dividend (paragraph m)	(12,646,210)	—
Cumulative translation adjustment	15,965,128	8,060,421
Reorganization of subsidiaries (paragraph y)	3,655,011	—
Net income (loss) in accordance with U.S. GAAP for the year	3,088,584	(329,910,417)

Shareholders equity in accordance with U.S.GAAP-December 31,	1,154,673,833	845,470,047

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

II.	Additional disclosure requirements:

(a)	Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Goodwill	1,652,861,416	1,235,470,632
Less: accumulated amortization	(334,028,823)	(387,957,133)

Goodwill, net	1,318,832,593	847,513,499

Negative goodwill	(382,125,693)	(342,816,906)
Less: accumulated amortization	200,931,133	247,643,956

Negative goodwill, net	(181,194,560)	(95,172,950)

(b)	Basis and diluted earnings per share:

	For the year ended December 31,

	2000	2001	2002

	Ch$	Ch$	Ch$
Chilean GAAP (loss) earnings per share	13.32	5.08	(26.99)
U.S. GAAP (loss) earnings per share:
U.S. GAAP (loss) earnings per share before effect of discontinued operations, extraordinary gain and cumulative effect of change in accounting principle	10.33	(5.10)	(39.81)
Discontinued operations (net of tax)	0.04	0.03	0.02
U.S. GAAP (loss) earnings per share before effect of extraordinary gain and cumulative effect of change in accounting principle	10.37	(5.07)	(39.79)
Extraordinary gain (net of tax)	—	2.91	—
U.S. GAAP (loss) earnings per share before cumulative effect of change in accounting principle	10.37	(2.16)	(39.79)
Cumulative effect of change in accounting principle (net of tax)	—	2.53	—
Basic and diluted U.S. GAAP (loss) earnings per share	10.37	0.37	(39.79)
Weighted average number of common shares outstanding (000’s)	7,180,409	8,291,020	8,291,020

(1)
The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year.  The Company has not issued convertible debt or equity securities.  Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(c)	Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is a follows:

	2000

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP (1)	65,016,882	38,213,657	1,288,064	21,480,003	33,103,382	321,727	159,423,715
Deferred income taxes as determined under Chilean GAAP	(8,963,932)	661,396	16,646,200	(23,941,812)	(1,705,564)		(17,303,712)

Total income tax provision under Chilean GAAP	56,052,950	38,875,053	17,934,264	(2,461,809)	31,397,818	321,727	142,120,003

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	9,209,924	(5,563,761)	10,295,909	54,698,116	877,519	—	69,517,707
Deferred tax effect of adjustments to U.S. GAAP	(331,518)	5,685,557	78,602	15,804,001	—	—	21,236,642

Total U.S. GAAP adjustments	8,878,406	121,796	10,374,511	70,502,117	877,519	—	90,754,349

Total Income tax provision under U.S. GAAP	64,931,356	38,996,849	28,308,775	68,040,308	32,275,337	321,727	232,874,352

	2001

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP (1)	12,794,860	45,203,098	8,212,337	22,660,803	31,499,043	71,781	120,441,922
Deferred income taxes as determined under Chilean GAAP	6,062,958	2,397,955	13,173,620	(13,678,191)	172,468	—	8,128,810

Total income tax provision under Chilean GAAP	18,857,818	47,601,053	21,385,957	8,982,612	31,671,511	71,781	128,570,732

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	994,832	23,387,331	690,007	3,382,515	164,149	—	28,618,834
Deferred tax effect of adjustments to U.S. GAAP	(2,963,740)	3,033,510	(776,899)	(6,378,222)	24,355,649	—	17,270,298
Deferred tax effect of comulative effect of change in accounting principle	(1,841,380)	41,529,856	214,348	(203,244)	6,876,341	—	46,575,921

Total U.S. GAAP adjustments:	(3,810,288)	67,950,697	127,456	(3,198,951)	31,396,139	—	92,465,053

Total Income tax provision under U.S. GAAP	15,047,530	115,551,750	21,513,413	5,783,661	63,067,650	71,781	221,035,785

	2002

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	13,292,208	(62,123)	12,661,339	2,602,883	45,248,145	—	73,742,452
Deferred income taxes as determined under Chilean GAAP	3,214,739	(34,075,899)	30,322,409	(5,879,658)	(1,307,058)	—	(7,725,467)

Total income tax provision under Chilean GAAP	16,506,947	(34,138,022)	42,983,748	(3,276,775)	43,941,087	—	66,016,985

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	2,298,780	(30,426,372)	21,488,911	24,299,705	3,488,104	—	21,149,128
Deferred tax effect of adjustments to U.S. GAAP	(13,217,783)	13,786,982	(21,585,415)	(20,363,366)	(36,644,392)	—	(78,023,974)

Total U.S. GAAP adjustments:	(10,919,003)	(16,639,390)	(96,504)	3,936,339	(33,156,288)	—	(56,874,846)

Total Income tax provision under U.S. GAAP	5,587,944	(50,777,412)	42,887,244	659,564	10,784,799	—	9,142,139

(1)	The income tax provisions under Chilean GAAP for the years ended December 31, 2000 and 2001 are stated net of income tax recovery of ThCh$4,207,583 and ThCh$8,116,807.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized s follows:

	As of December 31, 2001			As of December 31, 2002

	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 applied to U.S. GAAP Adjustments	Total Deferred Taxes under SFAS No. 109	SFAS No. 109 Applied to Chilean GAAP Balances	SFAS No. 109 applied to U.S. GAAP Adjustments	Total Deferred Taxes under SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets
Property, plant and equipment	6,976,342	4,386,013	11,362,355	6,032,020	13,837,806	19,869,826
Regulated assets and related deferred cost (conpanies in Brazil)		14,247,101	14,247,101		33,016,167	33,016,167
Negative goodwill		8,406,250	8,406,250		22,148,453	22,148,453
Allowance for doubtful accounts	38,334,751		38,334,751	32,217,765		32,217,765
Actuarial deficit (companies in Brazil)	7,487,563		7,487,563	6,766,431		6,766,431
Deferred income	2,507,334	1,152,980	3,660,314	2,746,091	1,168,618	3,914,709
With-holdings	2,164,150		2,164,150	3,252,750		3,252,750
Provision real estate projects	—		—	2,656,047		2,656,047
Derivative contracts	1,003,760	7,555,125	8,558,885	584,992	8,998,383	9,583,375
Severance indemnities	4,166		4,166	5,248	415,266	420,514
Vacation accrual	1,395,215		1,395,215	1,211,297		1,211,297
Post retirement benefits	499,032	16,365,659	16,864,691	1,627,336	10,850,823	12,478,159
Tax loss carryforwards (1)	80,072,911		80,072,911	116,468,223		116,468,223
Contingencies	46,795,319		46,795,319	50,931,732		50,931,732
Finance costs	194,771		194,771	117,034		117,034
Salaries for construction-in progress	5,843,294		5,843,294	3,926,807	5,583,440	9,510,247
Exchange difference -subsidiaries	—		—	5,155,480		5,155,480
Valuation allowance	(3,322,326)		(3,322,326)	(3,448,901)		(3,448,901)

Total deferred income tax assets	189,956,282	52,113,128	242,069,410	230,250,352	96,018,956	326,269,308

Deferred income tax liabilities
Negative goodwill		1,927,532	1,927,532			—
Property, plant and equipment	388,356,194	6,019,514	394,375,708	459,271,816	5,229,011	464,500,827
Severance indemnities	1,954,040		1,954,040	814,241		814,241
Intangibles	24,954		24,954	—		—
Regulated assets	—		—	3,828,000		3,828,000
Deferred charges	1,510,731		1,510,731	—		—
Actuarial deficit (companies in Brazil)	5,570,625		5,570,625	2,301,708		2,301,708
Finance costs	8,304,618		8,304,618	13,755,855		13,755,855
Derivative contracts	512,289	86,306,393	86,818,682	—	69,744,951	69,744,951
Bond discount	2,126,014		2,126,014	1,871,635		1,871,635
Cost of studies	4,675,640		4,675,640	7,972,554		7,972,554
Imputed interest on construction	4,830,117		4,830,117	4,863,433		4,863,433
With-holdings	5,659		5,659	198,638		198,638
Materials used	3,349,399		3,349,399	1,086,289		1,086,289
Hid. El Chocón investment	119,374		119,374	2,897,791		2,897,791
Capitalized expenses	5,059,362		5,059,362	3,883,070		3,883,070
Capitalized interest		26,738,515	26,738,515		20,896,091	20,896,091
Post retirement benefits	559	8,255	8,814	1,033	525,304	526,337
Contingencies	10,311,653		10,311,653	13,767,462		13,767,462
Others		229,961	229,961		2,339,411	2,339,411
Differences between the financial and tax value of Río Maipo S.A.	—		—	1,475,222		1,475,222

Total deferred income tax liabilities	436,711,228	121,230,170	557,941,398	517,988,747	98,734,768	616,723,515

Net deferred assets (liabilities)	(246,754,946)	(69,117,042)	(315,871,988)	(287,738,395)	(2,715,812)	(290,454,207)

(1)
Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities.  In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

A reconciliation of the Chilean Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2000

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	42,274,015	20,326,388	12,194,040	6,526,106	16,240,891	(32,646,249)	64,915,191
Effect of higher foreign tax rates	—	18,710,018	8,064,200	1,091,686	8,940,850	(3,439,430)	33,367,324
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	8,795,897	(305,904)	2,898,307	(5,955,061)	4,666,333	—	10,099,572
Non-taxable items	(24,795,443)	267,276	4,808,544	2,240,689	5,065,308	36,085,678	23,672,052
Non-deductible items	40,180,413	6,590,676	—	(8,077,733)	(887,189)		37,806,167
Prior years income tax	(1,575,934)	(6,157,565)	343,646	69,386,194	—		61,996,341
Other	52,408	(434,042)	39	2,828,427	(1,750,855)	321,727	1,017,704

Tax expense at effective tax rate	64,931,356	38,996,847	28,308,776	68,040,308	32,275,338	321,726	232,874,351

	2001

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	35,207,167	33,046,613	8,262,496	(750,031)	19,766,103	(32,573,861)	62,958,487
Effect of higher foreign tax rates	—	63,649,632	16,461,874	1,640,641	30,099,172	(6,560,221)	105,291,098
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	10,831,171	(471,398)	(472,813)	(1,154,998)	14,976,551	—	23,708,513
Non-taxable items	(21,005,978)	12,895,204	4,689,412	94,672	—	39,134,083	35,807,393
Non-deductible items	(24,172,189)	20,330,824	(7,574,107)	(316,500)	(719,668)	—	(12,451,640)
Prior years income tax	1,986,643	—	401,288	(2,163,759)	—	—	224,172
Effect of Chilean tax rate increase	8,212,618	—	—	—	—	—	8,212,618
Other	3,988,096	(13,899,124)	(254,737)	8,433,636	(1,054,508)	71,781	(2,714,856)

Tax expense at effective tax rate	15,047,528	115,551,751	21,513,413	5,783,661	63,067,650	71,782	221,035,785

	2002

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	(66,503,282)	165,774	12,985,063	(74,011,455)	6,766,510		(120,597,390)
Effect of higher foreign tax rates	426,279	196,856	14,202,414	(57,760,020)	(6,900,286)		(49,834,757)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	6,829,025	(23,354,798)	565,546	1,932,546	13,543,094		(484,587)
Non-taxable items	(1,268,782)	7,828,561	8,312,037	43,976,453	(199)		58,848,070
Non-deductible items	64,855,138	(35,286,731)	6,987,296	87,266,915	(4,057,934)		119,764,684
Prior years income tax	2,669,791		1,354,580		(509,651)		3,514,720
Other	(1,420,225)	(327,074)	(1,519,692)	(744,875)	1,943,265		(2,068,601)

Tax (benefit) expense at effective tax rate	5,587,944	(50,777,412)	42,887,244	659,564	10,784,799	—	9,142,139

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(d)	Acquisitions

In May of 2002, Enersis S.A. acquired 6,824,495 Sociedad Inversiones Distrilima S.A. shares equivalent to 1.14% of issued capital for US$1,767,761.22 increasing its direct interest from 14.79% to 15.93%.

In February and April of 2002 Enersis S.A. made contributions of US$22,773,195.87 to Central Generadora Termelétrica Fortalez S.A. for a capital increase, maintaining its 48.82% interest equivalent to 20,246,908 shares.

During 2002, Lajas Inversora (Endesa subsidiary) acquired 753,627 (0.0803%) of Central Eléctrica Cachoeira Dourada S.A. (Brasil) shares for Th$58,931, increasing its interest to 99.59% in said Company.

On September 13, 2002, Endesa acquired 7,275,433 (2.51%) Pangue S.A. (Chile) shares for Th$4,998,894, increasing its interest to 94.97% in said Company.

Debenture capitalization in Cerj
On July 11, 2002, the Company Luz de Río Ltda. and Endesa International Energía Ltda., holders of convertible bonds issued by Companhía de Electricidade do Río de Janeiro, exercised the option to capitalize their investment.  To that effect, 420,705,127,532 no par value shares were issued.

During the year ended December 31, 2001, the Company did not have significant acquisitions.

For acquisitions accounted as a business combination using the purchase method, assets and liabilities have been consolidated as of the purchase date and earnings from the acquisitions have been included in consolidated earnings of the Company from to the purchase date.

(e)	Segment disclosures

The Company is primarily engaged in the distribution, generation and transmission of electricity in Chile, Argentina, Brazil, Colombia and Perú.  Enersis provides these and other services through four business segments:

•	Generation
•	Distribution
•	Engineering Services and Real State
•	Corporate and other

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Generation involves the generation of electricity primarily through its subsidiary Endesa-Chile.  Distribution involves the supply of electricity to regulated and unregulated customers.  Engineering Services and Real Estate includes engineering services and real estate development.  Corporate and other includes computer-related data processing services and the sale of electric-related supplies and equipment.  The Company’s reportable segments are strategic business units that offer different products and services and are managed separately.  The methods of revenue recognition by segment are as follows:

•	Generation

Revenue is recognized when energy and power output is delivered and capacity is provided at rates specified under contract terms or prevailing market rates.

•	Distribution - Operating Revenues

Revenue is recognized when energy and power is provided at rates specified under contract terms or prevailing market rates.

•	Distribution - Non Operating Revenues

Revenue is recognized as services are provided, such as public light posts, telephone poles, and other services related to distribution services.

•	Engineering Services and Real Estate

Revenue is recognized as services are provided, or when projects are sold.

•	Corporate and Other

Revenue is recognized as services are provided, or when supplies or equipment are sold.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

2000	Generation	Distribution	Engineering services and real estate	Corparate and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	700,831,148	1,972,978,680	47,820,038	35,417,231		2,757,047,097
Intersegment sales	236,819,167	29,428,862	32,294,269	25,803,150	(324,345,448)

Total revenues	937,650,315	2,002,407,542	80,114,307	61,220,381	(324,345,448)	2,757,047,097

Operating income	266,929,009	271,970,486	14,955,921	(8,807,981)	7,702,184	552,749,619

Participation in net income of affialate companies			3,556	73,197		76,753

Depreciation and amortization	169,553,126	243,552,307	1,264,335	49,658,881	(266,434)	463,762,215

Identifiable assets including investment in related companies	6,016,567,836	6,005,278,026	143,109,885	4,729,152,140	(5,138,754,125)	11,755,353,762

Capital expenditures	89,662,770	250,520,763	1,028,999	1,796,973		343,009,505

2001	Generation	Distribution	Engineering services and real estate	Corparate and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	836,144,871	2,126,128,164	35,046,655	62,061,071		3,059,380,761
Intersegment sales	209,134,449	43,705,715	28,336,648	30,562,731	(311,739,543)

Total revenues	1,045,279,320	2,169,833,879	63,383,303	92,623,802	(311,739,543)	3,059,380,761

Operating income	347,975,163	386,500,673	10,133,274	(4,545,293)	14,479,950	754,543,767

Participation in net income of affialate companies	(10,355,056)			(343,742)		(10,698,798)

Depreciation and amortization	150,091,696	260,276,949	1,241,298	56,491,985	(266,433)	467,835,495

Identifiable assets including investment in related companies	6,361,571,367	6,310,062,578	135,386,583	4,945,729,831	(4,992,951,048)	12,759,799,311

Capital expenditures	(52,972,422)	(287,990,889)	(415,494)	(174,931)		(341,553,736)

2002	Generation	Distribution	Engineering services and real estate	Corparate and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	724,708,753	1,712,052,829	34,157,580	14,954,058		2,485,873,220
Intersegment sales	213,390,398	50,057,741	71,166,328	42,859,584	(377,474,051)

Total revenues	938,099,151	1,762,110,570	105,323,908	57,813,642	(377,474,051)	2,485,873,220

Operating income	336,622,006	183,495,124	13,379,302	(111,044)	(741,027)	532,644,361

Participation in net income of affiliate companies	8,541,745			(277,962)		8,263,783

Depreciation and amortization	221,359,385	512,547,464	1,411,217	110,822,164	12,816,588	858,956,818

Identifiable assets including investment in related companies	6,524,201,396	6,105,423,113	140,950,745	4,294,946,364	(4,444,356,942)	12,621,164,676

Capital expenditures	134,858,115	181,859,234	755,092	443,002		317,915,443

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2000
Total revenues	699,239,131	759,355,551	233,989,079	634,011,382	430,451,955	2,757,047,098

Long lived assets (net) (1)	2,803,069,054	1,440,626,633	1,064,776,614	1,254,692,103	2,381,648,403	8,944,812,807

2001
Total revenues	805,112,327	827,352,863	265,489,142	691,658,117	469,768,312	3,059,380,761

Long lived assets (net) (1)	2,365,838,917	1,562,886,168	1,173,962,317	1,944,053,053	2,578,309,204	9,625,049,659

2002
Total revenues	799,462,080	297,634,006	292,427,127	624,290,007	472,060,000	2,485,873,220

Long lived assets (net) (1)	2,374,734,591	1,551,821,292	1,235,792,237	2,039,631,354	2,677,478,709	9,879,458,183

(1)	Long-lived assets include property, plant and equipment.

(f)	Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single customer.  The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customers accounted for more than 10% of revenues for the years ending December 31, 2001 and 2002.

(g)	Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2003	1,558,378,097
2004	2,355,368,823
2005	177,943,497
2006	611,688,751
2007	155,949,924
Thereafter	1,518,063,448

Total	6,377,392,540

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(h)	Disclosure regarding interest capitalization:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest cost incurred	520,328,589	457,221,298	446,064,039
Interest capitalized under Chilean GAAP	21,323,611	24,250,320	19,467,730
Interest capitalized under U.S. GAAP	55,715,832	29,138,235	23,656,508

(i)	Cash flow information:

(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	538,690,847	662,920,609	627,782,332
Development stage companies		1,303,896

Cash provided by (used in) operating activities under U.S. GAAP	538,690,847	664,224,505	627,782,332

Cash provided by (used in) financing activities under Chilean GAAP	(814,290,090)	(61,414,127)	(285,039,864)
Development stage companies		(985,718)
Repurchase of Yankee Bonds		(177,168,871)

Cash provided by (used in) financing activities under U.S. GAAP	(814,290,090)	(239,568,716)	(285,039,864)

Cash provided by (used in) investing activities under Chilean GAAP	176,616,070	(503,639,589)	(336,878,757)
Development stage companies		(310,893)
Repurchase of Yankee Bonds		177,168,871
Time deposits (1)			(10,176,847)

Cash provided by (used in) investing activities under U.S. GAAP	176,616,070	(326,781,611)	(347,055,604)

(1)	Time deposits with maturities longer than 90 days

(ii)	Cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash	28,073,249	37,648,796	48,184,878
Time deposits	79,697,694	178,113,234	135,450,047
Marketable securities		198,248	1,543,290
Other current assets	12,264,761	1,867,323	25,836,618

Total cash and cash equivalents	120,035,704	217,827,601	211,014,833

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest paid during the year	381,782,050	405,238,393	455,550,047
Income taxes paid during the year	154,341,501	132,198,412	136,413,682
Assets acquired under capital leasing	2,314,164	238,590	—

(j)	Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2001 and 2002 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

•	Marketable securities

The fair value of marketable securities is based on quoted market prices of the common stock held and approximates carrying value.

•	Long-term accounts receivable

The fair value of long-term accounts receivable was estimated using the interest rates that are currently offered for loans with similar terms and remaining maturities.

•	Long-term debt

The fair value of long-term debt was based on rates currently available to the Company for debt with similar terms and remaining maturities.

•	Derivative instruments

Estimates of fair values of derivative instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques.  These estimates of fair value include assumptions made by the Company about market variables that may

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

change in the future.  Changes in assumptions could have a significant impact on the estimate of fair values disclosed.  As a result such fair value amounts are subject to significant volatility and are highly dependent on the qualify of the assumptions used.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,

	2001		2002

	Carrying amount	Fair Value	Carrying amount	Fair Value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	37,648,796	37,648,796	48,184,878	48,184,878
Time deposits	178,113,234	178,113,234	145,626,894	145,626,894
Marketable securities	203,072	203,072	1,543,290	1,543,290
Accounts receivable	550,248,992	550,248,992	458,839,724	458,839,724
Notes receivable, net	12,018,206	12,018,206	5,131,349	5,131,349
Other accounts receivable, net	65,885,843	65,885,843	62,776,096	62,776,096
Amounts due from related companies	188,687,370	188,687,370	196,297,002	196,297,002
Long-term accounts recievable	101,903,562	101,903,562	125,850,513	125,850,513
Accounts payable and other	(265,964,525)	(265,964,525)	(236,630,187)	(236,630,187)
Notes payable	(279,395,725)	(279,395,725)	(225,719,764)	(225,719,764)
long-term debt	(6,232,523,988)	(6,191,284,245)	(6,377,392,540)	(6,342,731,573)
Derivatives instruments	(79,982,358)	130,385,292	128,686,537	128,686,537

(k)	Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates.  The Company employs policies and procedures to manage its risks associated with these market fluctuation on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives.  All derivatives that do not qualify for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value.  On the date that swaps, futures, forwards or option contracts are entered into, the Company designates the derivatives as a “hedge”, if the documentation is not appropriate to designate as a “hedge” the derivative’s mark-to-market adjustment flows through the income statement.  The Company does not have the appropriate documentation in place to designate contracts as hedges of a forecasted transaction or future cash flows (cash flow hedge) or as a hedge of a recognized assets, liability or firm commitment (fair value hedge).

The Company has classified its derivatives into the following general categories: commodity derivatives, embedded derivatives, and financial derivatives.  Certain energy and other contracts for the Company’s operations in Chile are denominated in the US dollar.  According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met (See Embedded Derivative Contracts below).  For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Perú, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in paragraph (s), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The following is a summary of the Company’s adjustment to fair values for all identified derivative contracts at the date of implementation of SFAS No. 133 on January 1, 2001 and as the year-ended December 31, 2001 and 2002.

	As of January 1, 2001

	Distribution	Generation	Total

	ThCh$	ThCh$	ThCh$
Commodity derivatives	16,330,955	127,914,469	144,245,424
Embedded derivatives	25,266	(8,631,797)	(8,606,531)
Financial derivatives	(1,650,130)	(3,776,374)	(5,426,504)

	14,706,091	115,506,298	130,212,389
Effects of minority interest	(7,947,755)	(54,673,667)	(62,621,422)
Deferred tax effects	(5,185,287)	(41,390,634)	(46,575,921)

Cumulative change in accounting principle	1,573,049	19,441,997	21,015,046

	As of December 31, 2001

	Distribution	Generation	Total

	ThCh$	ThCh$	ThCh$
Commodity derivatives	80,927,204	135,782,017	216,709,221
Embedded derivatives	(23,089,669)	(3,876,022)	(26,965,691)
Financial derivatives	352,726	(19,026,564)	(18,673,838)

	58,190,261	112,879,431	171,069,692
Investment in related companies		39,297,958	39,297,958

Derivative instruments U.S.GAAP Shareholders equity adjustment	58,190,261	152,177,389	210,367,650

	As of December 31, 2002

	Distribution	Generation	Total

	ThCh$	ThCh$	ThCh$
Commodity derivatives	(11,240,489)	218,474,062	207,233,573
Embedded derivatives	262,190	(12,209,854)	(11,947,664)
Financial derivatives	(28,432,901)	(16,952,690)	(45,385,591)

	(39,411,200)	189,311,518	149,900,318
Investment in related companies		7,649,226	7,649,226

Derivative instruments U.S.GAAP Shareholders equity adjustment	(39,411,200)	196,960,744	157,549,544

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

Certain Company’s generation and distribution commodity contracts could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and would be required to be accounted for at fair value.  These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) do not have a net settlement provision have has the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

The Company assessed that its commodity contracts that are requirements contracts do no meet the above definition because the contracts do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause.  A requirements contract allows the purchaser to use as many units of power as required to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs.

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded.  However, only certain participants have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis.  Currently, Chilean distributors do not have access to the Chilean spot market, however this could change in the future if energy regulations are changed. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic.  Management multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted as derivatives that under SFAS No.133.

The Company’s Argentine generation entities have access to the Brazilian energy market through an interconnection system between the two markets.  In order to calculate the fair values of the purchase and sale contracts related to the energy to be sold in the Brazilian market, the Argentine market prices were used.  The Company believes this is the best measure for fair value, because in the event that the Brazilian market prices are below the cost to produce the energy in Argentina, the Company will sell the energy in Argentina and purchase the energy from the spot market in Brazil.  Additionally, the interconnection line was established to sell energy generated in Argentina in the Brazilian market, as the Brazilian energy market heavily relies on hydro-electric generation and has historically had significant problems with meeting its energy needs economically due to lack of rainfall.

Because both the purchases and sales interconnection contracts are for periods up to 20 years in complex markets, where no similar term forward market information is available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.  The Company has recorded the best estimate of fair value, however with different assumptions such as interest rates, inflation rates, exchange rates, electricity rates, and increases in cost trends, materially different fair values could result.  As a result such estimates are highly volatile and dependent upon the assumptions used.  The assumption to measure the fair value

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

of these interconnection related contracts using the Argentine market prices has a significant effect on the Company’s net income and shareholder equity.

If Brazilian market prices had been used instead of Argentine prices estimated fair values of the related energy contracts a significantly different fair value would result.  The Company considers the Argentine prices to be the correct benchmark to value the fair value of the interconnection contracts because the Company does not have concessions to sell the Argentine generated energy in the Brazilian market to any parties other than those currently contracted.  Therefore the Company views the interconnection as an extension of the Argentine market and as a more appropriate measure of the fair value of energy.

Such values are included in the reconciliation to U.S. GAAP in paragraph (bb).

Embedded Derivative Contracts

The Company enters into certain contracts that have embedded features that are not clearly and closely related to the host contract.  As specified in SFAS No. 133, bifurcation analysis focuses on whether the economic characteristics and risks of the embedded derivative are clearly and closely related to the economic characteristics and risks of the host contract.  In certain identified contracts, the host service contract and the embedded feature are not indexed to the same underlying and changes in the price or value of service will not always correspond to changes in the price of the commodity to which the contract is indexed. U.S. GAAP requires embedded features to be measured at fair value as freestanding instruments.  Unless the embedded contracts are remeasured at fair value under otherwise applicable GAAP, the embedded feature must be valued at fair value with changes in fair value reported in earnings as they occur.

Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financia1 instrument and it requires payments denominated in either: (1) the functional currency of any substantial patty to the contract. (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.

Financia1 Derivatives

Changes in interest rates expose the Company to risk as a result of its portfolio of fixed-rate and variable rate debt.  The Company manages interest rate risk exposure on a global basis by limiting its variable rate and fixed-rate exposures to certain variable/fixed mixes set by policy.

The Company manages interest rate risk through the use of interest rate swaps and collars and cross-currency swaps.  The Company does not enter into financia1 instruments for trading or speculative purposes.

Net lnvestment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar.  This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar.  Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

are denominated in the same currency as the functional currency of those foreign investments.  Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note ll (c) and Note 22 (f) for further detail).  The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.  These contracts are considered “cover” contracts under Chilean GAAP.  In accordance with Chilean GAAP the gain and losses on these contracts are deferred until realized as assets or liabilities.

For U.S. GAAP purposes, as the Company has not met the requirements for designating these derivatives contracts as “hedges”, the contracts are recorded at fair value in the balance sheet with any unrealized gain and/or losses being directly recorded in the income statement.

(l)	Reclassification to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP.  Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income.  Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP.  The gain from the repurchase of Yankee bonds by Enersis S.A. and Endesa Chile S.A. included in non-operating income under Chilean GAAP would be presented as an extraordinary gain according to U.S. GAAP.  Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP.  The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

	Year ended December 31, 2000

	Chilean GAAP		U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	552,749,621	258,352,632	811,102,252
Non-operating expense, net	(169,411,441)	(219,985,929)	(389,397,370)
Income taxes	(146,323,505)	4,203,502	(142,120,003)
Minority interest	(184,000,228)	—	(184,000,228)
Equity participation in income of related companies, net	—	76,753	76,753
Amortization of negative goodwill	42,646,957	(42,646,957)	—

Net income	95,661,405	—	95,661,405

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

	Year ended December 31, 2001

	Chilean GAAP		U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	754,543,767	(84,016,035)	670,527,732
Non-operating expense, net	(498,001,278)	109,936,884	(388,064,394)
Income taxes	(136,687,539)	8,116,807	(128,570,732)
Minority interest	(125,152,619)	—	(125,152,619)
Equity participation in income of related companies, net	—	(10,698,797)	(10,698,797)
Amortization of negative goodwill	47,451,702	(47,451,702)	0

Net income before extraordinary gain	42,154,033	(24,112,843)	18,041,190
Extraordinary gain	—	24,112,843	24,112,843

Net income	42,154,033	—	42,154,033

	Year ended December 31, 2002

	Chilean GAAP		U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	532,644,361	(443,002,361)	89,642,000
Non-operating expense, net	(796,530,156)	540,598,729	(255,931,427)
Income taxes	(66,016,985)	(15,988,017)	(82,005,002)
Minority interest	16,282,559	—	16,282,559
Equity participation in income of related companies, net	—	8,263,783	8,263,783
Amortization of negative goodwill	112,247,774	(112,247,774)	—

Net loss before extraordinary items	(201,372,447)	(22,375,640)	(223,748,087)
Extraordinary items	(22,375,640)	22,375,640	—

Net loss	(223,748,087)	—	(223,748,087)

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP.  Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP.  Real estate properties under development and construction-in-progress are included in current assets as inventory in Chilean GAAP and under U.S. GAAP such assets would have been included as property, plant and equipment.  Additionally, the regulated asset recorded during 2001 by Coelce and Cerj, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets  should be classified as non-current assets as the recovery of these assets is not expected in the short term.  These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	Year ended December 31, 2001

	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,162,446,794	(211,305,194)	951,141,600
Property, plant an equipment, net	9,625,049,659	27,262,972	9,652,312,631
Other assets	1,972,302,858	(52,706,143)	1,919,596,715

Total assets	12,759,799,311	(236,748,365)	12,523,050,946

Current liabilities	1,639,303,381	(110,607,126)	1,528,696,255
Long-term liabilities	5,832,362,823	(126,141,239)	5,706,221,584
Minority interest	4,073,571,128	—	4,073,571,128
Shareholders’s equity	1,214,561,979	—	1,214,561,979

Total liabilities and shareholders’ equity	12,759,799,311	(236,748,365)	12,523,050,946

	Year ended December 31, 2002

	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,223,963,114	(84,691,477)	1,139,271,637
Property, plant an equipment, net	9,879,458,183	23,804,228	9,903,262,411
Other assets	1,517,743,379	(24,600,329)	1,493,143,050

Total assets	12,621,164,676	(85,487,578)	12,535,677,098

Current liabilities	2,151,373,249	(28,554,145)	2,122,819,104
Long-term liabilities	5,413,608,412	(56,933,433)	5,356,674,979
Minority interest	4,050,602,721		4,050,602,721
Shareholders’s equity	1,005,580,294		1,005,580,294

Total liabilities and shareholders’ equity	12,621,164,676	(85,487,578)	12,535,677,098

(m)	Employee Benefit Plans

Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees.  A description of such’ benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

rate of 9.5% for the years ended December 31,1999,2000 and 2001, and an estimated average service period based on the years of services for the Company.

Benefits for Retired Personnel

Other benefits provided to certain retired personnel of Enersis include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits.  Descriptions of these benefits for retired personnel are as follows:

i)	Electrical rate service

This benefit is extended only to certain retired personnel of Enersis.  These electric rate subsidies result in the eligible retired employees paying a percentage of their total monthly electricity costs, with Enersis paying the difference.

ii)	Medical benefits

This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Enersis.  This benefit expires at the time of death of the pensioner.

iii)	Supplementary pension benefits

Eligible employees are able to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare).  This benefit expires upon the death of the pensioner for the Enersis employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa-Chile.

iv)	Worker’s compensation benefits

Employees that were entitled to Worker’s compensation insurance in prior years for work related accidents receive benefits from the Company as such insurance has expired.  This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

The Company has recognized liabilities related to complementary pension plan benefits and other postretirement benefits as stipulated in collective bargaining agreements.  Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current year’s income as the amounts are not considered significant to the overall financia1 statement presentation.  The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (bb), above.  The following data are presented under U.S. GAAP for Company’s post-retirement benefit plans.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

	Pension Benefits		Other Benefits

	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$
Changes in benefit (obligations)
Benefit (obligations) at January 1	(127,276,623)	(158,318,450)	(5,630,758)	(18,790,555)
Price-level restatement	3,826,939	4,141,331	136,056	468,722
Foreign exchange effect	(15,743,272)	(2,514,206)	—
Net periodic expense	(14,783,599)	(13,649,465)	(12,326,341)	(18,982,900)
Benefits paid	1,130,278	14,647,166	906,077	(170,245)
Company contributions	8,250,286	32,554,873	—	4,029,429

Benefit (obligations) at December 31	(144,595,992)	(123,138,751)	(16,914,966)	(33,445,549)

Funded Status of the Plans
Proyected Benefit Obligation	(224,243,937)	(208,863,000)	(19,442,624)	(33,293,198)
Fair value of the plan’s assets	93,527,895	93,196,829

Funded Status	(130,716,041)	(115,666,171)	(19,442,624)	(33,293,198)
Unrecognized loss	(30,531,801)	(17,138,790)	—	(13,056,708)
Unrecognized net transition obligation	16,651,850	9,666,203	2,527,658	12,904,357

Net liability recorded under U.S. GAAP	(144,595,992)	(123,138,758)	(16,914,966)	(33,445,549)

Adjustment required to reflect minimum liability:

Additional minimum liability	(291,282)	(2,299,601)
Intangible asset	291,282	2,299,601

Balance of additional liability	—	—

Change in the plan assets	Pension Benefits 2002

ThCh$
Fair value of plans assets, January 1	86,445,632
Foreign exchange effect	(19,338,142)
Actual return on the plan assets	28,063,671
Employer contributions	13,665,577
Plan participant contributions	4,110,398
Benefits paid	(19,750,307)

Fair value of plans assets, December 31	93,196,829

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

	Pension Benefits			Other Benefits

Assumptions as of December 31	2000	2001	2002	2000	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Discount rate	15.0%	12.2%	12.97%	9.5%	11.8%	11%
Salary increase	9.6%	7.0%	6.86%	—	—	—
Return on plan assets	10.4%	10.4%	10.96%	—	—	—
Components of net periodic
Benefits expenses
Service cost	(748,873)	(697,719)	(905,752)	1,272,083	(11,129,179)	(4,407,258)
Interest cost	(16,106,429)	(23,595,153)	(13,605,434)	(716,812)	(986,524)	(2,586,994)
Expected return on assets	1,026,865	15,826,320	6,541,907	—	—
Amortization gain (loss)	6,101,489	(3,838,806)	(4,040,437)	—	—	(10,120,907)
Amortization of transition asset	(1,482,653)	(2,478,241)	(1,639,750)	217,167	(210,638)	(1,867,741)

Net periodic expenses	(11,209,601)	(14,783,599)	(13,649,466)	772,438	(12,326,341)	(18,982,900)

(n)	Comprehensive income (loss)

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other-than transactions with owners (“comprehensive income”).  Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

The following represents accumulated other comprehensive income balances as of December 31, 2000, 2001 and 2002 (in thousands of constant Chilean pesos as of December 31,2002).

	2000

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	8,454,732	4,135,642	12,590,374
Credit (charge) for the period	1,336,996	(4,410,079)	(3,073,083)

Ending balance	9,791,728	(274,437)	9,517,291

	2001

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	9,791,728	(274,437)	9,517,291
Credit (charge) for the period	19,459,327	(3,494,199)	15,965,128

Ending balance	29,251,055	(3,768,636)	25,482,419

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

	2002

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	29,251,055	(3,768,636)	25,482,419
Credit (charge) for the period	20,596,914	(12,536,493)	8,060,421

Ending balance	49,847,969	(16,305,129)	33,542,840

(o)	Discontinued operations

In October of 2001, the FASB issued SFAS No. 144 which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 establishes accounting and reporting standards for the impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS No. 144 in 2002. All prior year reporting periods have been restated to reflect the adoption. The application of this statement resulted in the classification, and separate financial presentation of certain entities as discontinued operations, the results of which are not included in continuing operations. There was no impairment of assets related to discontinued operations, as their fair value exceeded their carrying value. Fair values used in these calculations has been determined by using the agreed upon sales prices.

In 2002, the Endesa Chile (Enersis Subsidiary) committed to a plan to dispose the 60% equity participation it held in the consolidated subsidiary, Infraestructura Dos Mil S.A.  It was accounted for as discontinued operations in accordance with SFAS No. 144 and, accordingly, amounts in reconciliation of net income to US GAAP and the additional disclosure notes required under US GAAP for all periods shown, reflect that component as a discontinued operation.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The net sales from discontinued operations for the years 2000, 2001 and 2002 were ThCh$15,081,812, ThCh$20,150,123 and ThCh$20,202,007, respectively.  The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the Chilean GAAP Endesa Chile consolidated Balance Sheet are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Assets:
Cash	543,989	190,065
Account receivable, net	7,276,944	14,769,412
Other current assets	2,556,811	35,355,119
Property, plant and equipment, net	177,536,030	168,496,330
Intangibles	21,445	34,420
Other assets	2,517,470	18,055,721

Total assets of discontinued operations	190,452,689	236,901,067

Liabilities:
Current liabilities	122,970,123	74,178,107
Long term liabilities	2,621,183	97,156,269
Income taxes payable (including deferred)	536,942	835,078
Minority interest	734,927	729,136

Total liabilities and minority interest of discontinued operations	126,863,175	172,898,590

The major classes of consolidated revenues and expenses included in the Chilean GAAP Enersis consolidated Income Statement are as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Sales	15,081,812	20,150,123	20,202,007
Costs of sales	(8,689,379)	(10,457,778)	(9,961,732)

Gross profit	6,392,433	9,692,345	10,240,275
Administrative and selling expenses	(985,710)	(1,291,432)	(1,309,638)

Operating income	5,406,723	8,400,913	8,930,637

Non operating (loss) income	(4,836,751)	(7,003,803)	(7,501,002)

Income before taxes and minority interest	569,972	1,397,110	1,429,635

Income tax	155,745	(605,137)	(972,455)
Minority interest	(465,717)	(507,563)	(292,061)

Net income for the year	260,000	284,410	165,119

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(p)	Goodwill and intangible assets

As discussed in paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life.  Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value.  The Company’s reporting units are at the operating subsidiary level.  This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable.  Upon adoption of SFAS 142 in 2002, the Company has recognized a non-cash charge of ThCh$600,380,013 to reduce the carrying value of goodwill.

In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments were estimated using discounted cash flow methodology. The ThCh$600,380,013 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil.  Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2002, by country of operation is as follows:

	Goodwill

	January 1, 2002 (1)	Acquisitions	Translation adjustment	Impairment	December 31, 2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	998,343,122	3,333,940	—	(1,713,130)	999,963,932
Argentina	83,196,029	—	6,624,271	(89,820,300)	—
Brazil	482,974,835	—	25,871,748	(508,846,583)	—
Colombia	60,415,564	—	2,225,133	—	62,640,697
Peru	19,993,731	—	1,309,513	—	21,303,244

Total	1,644,923,281	3,333,940	36,030,665	(600,380,013)	1,083,907,873

(1)	In thousands of constant Chilean pesos as of December 31, 2002, using exchange rate of Ch$ 718,61 per US$

The Company’s intangible assets were ThCh$71,697,080 and ThCh$80,915,893 and related accumulated amortization were ThCh$25,148,069 and ThCh$34,648,290 as of December 31, 2001 and 2002, respectively.  There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(q)	Recent accounting pronouncements

In January 2003, the Chilean Association of Accountants issued Technical Bulletin No. 72, “Combinación de Negocios Inversiones Permanentes y Consolidación de Estados Financieros”. This standard complements or replaces existing accounting literature for business combinations under Chilean GAAP, and requires all acquisitions initiated after January 1, 2003 to be accounted for using the purchase method based on fair values of assets acquired and liabilities assumed. In addition, in exceptional cases, the pooling-of-interest method may be used in reorganizations between related parties or for those transactions, where there is no clear acquirer. Technical Bulletin No. 72 continues to require the amortization of goodwill, and specifies the requirement for an impairment test. Notwithstanding any future transactions, the adoption of Technical Bulletin No. 72 is not expected to have a significant effect on the results of operations, financial position or cash flows of the Company.

In June 2001 the Financia1 Accounting Standards Board issued Statement of Financia1 Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”).  This standard requires that obligations associated with the retirement of tangible long-lived assets be recorded as liabilities when those obligations are incurred, with the amount of the liability initially measured at fair value.  Upon initially recognizing a liability for an asset retirement obligation, an entity must capitalize the cost by recognizing an increase in the carrying amount of the related long-lived asset.  Over time, this liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.  If the Company reported in accordance with U.S. GAAP, the Company would be required to adopt SFAS No. 143 effective January 1, 2003.  The Company expects that the adoption of this statement will not result in a significant difference between Chilean GAAP and US GAAP in future periods, however the Company is still assessing the impact.

In April 2002, the FASB issued Statement of Financia1 Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”.  This statement rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements”  This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.  The provisions of SFAS 145 related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002, although early application is encouraged.  Any gain or loss on extinguishments of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB Opinion 30, “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” for classification as an extraordinary item shall be reclassified.  Debt extinguishments used as part of an entity’s risk management strategy represent one example of debt extinguishments that do not meet the criteria for classification as extraordinary items in APB Opinion No. 30.  The Company will apply SFAS 145 beginning January 1, 2003.  The Company’s application of SFAS 145 will require the reclassification of the extraordinary gain on early retirement of Yankee bonds of

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

ThCh$23,410,527 (as presented in Note 34 l(l) to other non-operating income, so upon application there will be no presentational difference between Chile and U.S. GAAP for the early extinguishments of debt.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred, not when it is “planned”. The Company is required to adopt the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002 and does not expect the adoption to have a material impact on the Company’s results of operations or financial position.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement N°149 (SFAS N°149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities.  FAS N° 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS N°133.  SFAS N°149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS N°133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist.  Enersis is evaluating the effect, if any, that SFAS N°149 will have on its results of operating its financial position and its cash flows.

In June, 2003, the Financial Accounting Standards Board (“FASB”)issued Statement  of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity.  It requires classification of financial instruments within a company’s scope as liabilities.  Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation.  The Company believes that the adoption of this pronouncement will not have an impact on its statements of financial condition, its statements of operations or cash flows.

In January, 2003, Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” was issued , which is applicable for all revenue arrangements of this nature entered into after June 15, 2003.  This EITF applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities with certain exceptions.  The application guidance contains guidance on 1) how these arrangements should be measured; 2) whether the arrangement should be divided into separate units of accounting, and 3) how the arrangement consideration should be allocated among the separate units of accounting.  The Company believes that the issuance of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”  (FIN 45). The Interpretation will significantly change current practice in the accounting for, and disclosure of, guarantees. In general, the Interpretation applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or an equity security of the guaranteed party. Guarantees meeting the characteristics described in the Interpretation, are required to be initially recorded at fair value, which is different from the general current practice of recording a liability only when a loss is probable and reasonably estimable, as those terms are defined in FASB Statement No. 5, “Accounting for Contingencies”. The Interpretation also requires a guarantor to make significant new disclosures for virtually all guarantees even when the likelihood of the guarantor’s having to make payments under the guarantee is remote. The Interpretation’s disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation’s initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The Company has implemented FIN 45 during December 31, 2002, noting no adjustments to US GAAP were necessary as the fair values of all direct and indirect guarantees were zero, see Note 28 for a detail of the Company’s guarantees.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities-an interpretation of ARB 51,” to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity.  Many variable interest entities have commonly been referred to as special-purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities.  In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Company must apply Interpretation No. 46 immediately to variable interest entities created after January 31, 2003 and apply it to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003.  The Company does not expect the interpretation to have a material impact on the Company’s results of operation or financial position.

(r	Subsequent events

(1)
During January 2003, the governor of the State of Paraná in Brazil suspended payment and announced its intention to cancel or renegotiate the long-term energy contracts between Copel and Endesa-Chile’s equity method investment, CIEN.  The 20-year long-term contracts were negotiated during almost two years of negotiations and aim to relieve the energy-suppy shortages in Brazil, and were complied with through December 31, 2002.  An investment of more than US$700 million was made to build the Interconnection-line between Brazil and Argentina.  During 2002, approximately R$1.2 billion (or approximately US$340 million) of energy was sold by CIEN to Copel through the long-term energy contracts.  CIEN has notified the Ministry of Mines and Energy and the Electric Energy Regulatory Agency (“ANEEL”) of Copel’s default. CIEN has 20-year long-term energy purchase commitments in Argentina to satisfy the supply contracts with Copel.  Additionally, the estimated fair value of these long-

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

term energy contracts with Copel was US$350 million as of December 31, 2002, and any changes or cancellation of the contracts would likely have a material impact in the Company’s consolidated net income and shareholders’ equity.

(2)
On March 28, 2003, Enersis announced that the board of directors awarded the sale of its 98.7% equity stake in Río Maipo to CGE Distribución S.A. for US$ 203 million.  Enersis’ shareholders approved the sale of Río Maipo at a March 31, 2003 Extraordinary Shareholders’ Meeting. Enersis estimates that the sale of Río Maipo will contribute US$ 126 million before taxes to its income statement for the year ended December 31, 2003, and expects to apply the proceeds of this sale to reduce its debt. On April 30, 2003, Río Maipo was sold for US$ 203 million, including US$ 33 million in debt.

(3)
On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ management approved a capital increase for the equivalent of up to US$ 2 billion.  The capital increase, which commenced on May 31, 2003, already allowed for the capitalization of all of Endesa-Spain’s loan to Enersis (with a face value of approximately US$ 1.37 billion), and will allow the capitalization of Enersis’ local bonds (with a face value of approximately US$ 151 million), as well as the subscription of shares for cash.  All existing shareholders, other than Endesa-Spain, will have two pre-emptive rights periods in which they are allowed to subscribe their pro rata equity shares, or sell their rights in the market.  Endesa-Spain exercised its rights on June 2, 2003, and has voluntarily excluded itself from the second pre-emptive rights period.  The new shares to be offered in the capital increase will not be registered with the Securities and Exchange Commission (the “SEC”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended.  Enersis’ shareholders approved the removal of the 65% maximum limit that a single shareholder was permitted to own in Enersis.

(4)
In April 2003, CELG initiated legal proceedings against Cachoeira Dourada and ANEEL demanding the annulment of the energy sale contract signed with Cachoeira Dourada in 1998, alleging, among other things, that the contract is extremely onerous and damaging to the financial stability of CELG, causing it supposed damages of approximately US$ 250 million from 1997 to 2003.

CELG obtained a preliminary and provisional judgment that suspends the effects of the contract and authorizes CELG to stop payments, also provisionally, of the amounts contractually due to Cachoeira Dourada which correspond to the energy sale price.

Both Cachoeira Dourada and ANEEL presented their defenses and legal argument against the decision to suspend the contract.  All parties are waiting for the judge to decide whether or not to confirm the preliminary decision of suspending the effects of the contract.  Should the judge confirm the decision to suspend the effects of the contract, Cachoeira Dourada and ANEEL will have the opportunity to appeal to an appropriate authority.

Both Cachoeira Dourada and its lawyers believe that there is a high probability of obtaining a favorable final decision.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

(5)
On April 8, 2003 Endesa Chile (Enersis Subsidiary) sold 285 kilometers of 220 kV transmission lines to Transelec for US$ 32 million (approximately ThCh$ 22,400,000). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$21,562,962 as of December 31, 2002.  Additionally, GasAtacama Generación Limitada, of which Endesa Chile has a 50% participation, sold 673 kilometers of 220 kV line transmission lines for approximately US$ 78 million (ThCh$54,600,000 approximately). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$53,458,465 as of December 31, 2002.  In both cases, the transaction included the transfer of the respective substations.

(6)
On April 25, 2003, Enersis, Endesa-Chile, Enersis Internacional, Chilectra Internacional, and Chilectra filed an action before the Centro Internacional de Arreglo de Diferencias relativas a Inversiones (“CIADI”) in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina.  The grounds of this action are the damages suffered by the investments of Enersis and our subsidiaries in Argentina, as a consequence of the approval of Economic Emergency Law, Decree N°214/2002, Decree N°293/2002 and Resolution N°38/2002 of the Ministry of Economy.  The outcome of these new rules has been a complete new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992.  The original commitments assumed by the Republic of Argentina regarding these investments have not been met.  The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments by the part of the Republic of Argentina is against the letter and the spirit of the Treaty.

(7)
On April 30, 2003 Endesa Chile (Enersis Subsidiary) sold Canutillar Plant to Cenelca S.A. for US$ 174 million (approximately ThCh$121,800,000). The carrying value of net assets sold under Chilean GAAP amounted to ThCh$ 125,925,381 as of December 31, 2002 and its installed capacity was 172 MW.

(8)
In May 2003 Chilectra increased its interest in Cerj in Brazil from 33.4% to 41.2% through a capital increase to which Enersis subscribed in January 2003, and later sold a share to Chilectra.  Its interest in Coelce in Brazil was also indirectly increased, through Cerj, from 12.8% to 14.4%. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru.

(9)	On May 15, 2003, Enersis and Endesa-Chile refinanced US$ 2.33 billion in syndicated loans and bilateral credit agreements structured as:

•
a US$ 200 million Senior Secured Syndicated Term Loan Facility for Enersis and a US$ 1,388 billion Senior Secured Syndication Term Loan Facility for Enersis, acting through its Cayman Islands Branch (the “Enersis Facility”) each for five years; and

•
a US$ 743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile, acting through its Cayman Islands Branch (the “Endesa-Chile Facility”, and together with the Enersis Facility, the “Facilities”).

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Continued)

The refinancing of bank obligations with the Facilities has allowed Enersis and Endesa-Chile to: (a) make payments for the bond maturities and put option coming due in 2003 for a total of US$ 701 million, (b) lengthen the maturity profile of our debt, (c) allow a greater period of time before amortizing principal payments on our debt and (d) provide better conditions for the planned capital increase process.

The following table shows the effects that would have been recognized under Chilean GAAP from the refinancing of liabilities mentioned before.

	As of December 31, 2002

	Before refinancing	After refinancing

	ThCh$	ThCh$
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	425,049,260	384,736,676
Current portion of long-term debt due to banks and financial institutions	605,261,953	226,914,211
Other current liabilities	1,121,062,036	1,121,062,036

Total current liabilities	2,151,373,249	1,732,712,923

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,691,338,670	2,109,998,996
Other long-term liabilities	3,722,269,742	3,722,269,742

Total long-term liabilities	5,413,608,412	5,832,268,738

(10)
On May 15, 2003 the Supreme Court of Chile made its final verdict as a consequence of an appeal against Resolution No. 667, ruling in favor of Enersis and confirming Resolution No. 667 from Comisión Resolutiva.

On May 28, 2003, a private complaint against Enersis was filed with the Comisión Resolutiva alleging that Enersis has failed to comply with Resolution No. 667 since Enersis, Endesa-Chile and Chilectra have supposedly shared finance, auditing and communication departments.  The complaint alleges that by joining these departments, Enersis is frustrating the Comisión Resolutiva’s objective of preventing energy companies from sharing essential information and keeping the electricity business of generation and distribution independent.  Enersis believes that the Comisión Resolutiva’s investigation will not lead to a prohibition of Enersis’s control over the energy distribution and generation markets, because we believe this matter was clearly resolved by Resolution No.667.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

(11)
The Sixth Civil Court of Santiago recently issued its ruling in relation to a lawsuit opposing the Ralco Project filed by a group of people belonging to the Pehuenche ethnic group.  The lower court’s sentence concludes that the voluntary procedure undertaken by Endesa-Chile for the assessment of the environmental impact of the Ralco Project is null since, in the court’s opinion, CONAMA, the Environmental Government Agency, was not legally entitled to assess the environmental impact study presented by the Company to CONAMA.  Both defendants, the Company and CONAMA, consider this questioning of the legitimacy of the process is unjustified.  The resolution dictated by the Sixth Civil Court of Santiago does not imply the penalization of the project, which to date has achieved more than 80% completion.

On May 30, 2003, the plaintiffs requested the suspension of the Ralco Project, which was rejected by the court.  Instead, of suspending the entire project, the judge ruled that the flooding of the dam should not proceed.  Endesa plans to appeal this ruling before the Appeals Court of Santiago.

Back to Index

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements - (Concluded)

Schedule II – Valuation and Qualifying Accounts

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Others	Balance at end of period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
December 31, 2000
Allowance for doubtful accounts receivable	78,303,154	64,414,380	(10,600,402)	(10,783,848)	121,333,284
December 31, 2001
Allowance for doubtful accounts receivable	121,333,284	42,858,379	(6,340,092)	(11,474,437)	146,377,134
December 31, 2002
Allowance for doubtful accounts receivable	146,377,134	18,798,815	(1,297,010)	(48,529,408)	115,349,531

Back to Contents

Item 19.	Exhibits

Exhibit	Description

1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).

4.1
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (Spanish version) (incorporated by reference to Exhibit 10.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.2
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (English version) (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.3
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (Spanish version) (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.4
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (English version) (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.5
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (Spanish version) (incorporated by reference to Exhibit 10.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.6
Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (English version) (incorporated by reference to Exhibit 10.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.7
Credit Agreement among ENERSIS S.A, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003.

8.1	List of Subsidiaries.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of ENERSIS S.A.

Back to Contents

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENERSIS S.A.

	By:	/s/ ENRIQUE GARCÍA
Name: Enrique García
Title: Chief Executive Officer

Date: June 30, 2003

Back to Contents

I, Enrique García, certify that:

1.    I have reviewed this annual report on Form 20-F of ENERSIS S.A.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ ENRIQUE GARCÍA
Name: Enrique García
Title: Chief Executive Officer

Date: June 30, 2003

Back to Contents

I, Mario Valcarce, certify that:

1.    I have reviewed this annual report on Form 20-F of ENERSIS S.A.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ MARIO VALCARCE
Name: Mario Valcarce
Title: Chief Financial Officer

Date: June 30, 2003

EXHIBIT INDEX

Exhibit	Description

1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).

4.1	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (Spanish version) (incorporated by reference to Exhibit 10.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.2	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (English version) (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.3	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (Spanish version) (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.4	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (English version) (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.5	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (Spanish version) (incorporated by reference to Exhibit 10.5 of our Annual eport on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.6	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (English version) (incorporated by reference to Exhibit 10.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.7	Credit Agreement among ENERSIS S.A, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003.

8.1	List of Subsidiaries.

     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of ENERSIS S.A.