Form 20-F/A
period 2002-12-31
ENERSIS SA
filed 2004-02-19
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number 001-12440

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

ENERSIS S.A. (Translation of Registrant’s name into English)	CHILE (Jurisdiction of incorporation or organization)

Avenida Santa Rosa 76, Santiago
Santiago, Chile
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered

American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
US$ 300,000,000 6.90% Notes due December 1, 2006	New York Stock Exchange
US$ 350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
US$ 150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

YES [X]       NO [   ]

Indicate by check mark which financial statements item the registrant has elected to follow:

ITEM 17 [   ]       ITEM 18 [X]

Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
CERTIFICATION OF CHIEF EXECUTIVE OFFICER
CERTIFICATION OF CHIEF FINANCIAL OFFICER
CERTIFICATION OF CEO AND CFO

EXPLANATORY NOTE

     The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2002 filed by ENERSIS S.A. (“Enersis”) on June 30, 2003 (the “2002 Form 20-F”) is to include the amended audit reports of Deloitte & Touche relating to the consolidated financial statements of Enersis as of December 31, 2002, and for the year then ended, Deloitte & Co. S.R.L. relating to the consolidated financial statements of Endesa Argentina S.A. as of December 31, 2002, and for the year then ended, Deloitte Touche Tohmatsu relating to the financial statements of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and for the years then ended, and CIEN – Companhia de Interconexão Energética as of December 31, 2002, and for the year then ended. These financial statements were included in our 2002 Form 20-F as originally filed and the related audit reports were previously filed by us in the 2002 Form 20-F. Except for the revisions of the above-described audit reports, no changes have been made to the 2002 Form 20-F.

     This 20-F/A consists of a cover page, this explanatory note, Items 18 and 19 (as amended) of the 2002 Form 20-F including our consolidated financial statements for the three fiscal years ended December 31, 2002, the above-described audit reports, the signature page and the required certifications of the principal executive officer and the principal financial officer of Enersis.

     Other than expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2002 Form 20-F or reflect any events that have occurred after the 2002 Form 20-F was filed.

Item 18. Financial Statements

[DELOITTE & TOUCHE LOGO]

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

As discussed above, the consolidated financial statements of Enersis S.A. and Subsidiaries as of December 31, 2001, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 34 I (i), these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 34 I (i) with respect to 2000 and 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill, intangible assets that are no longer being amortized, deferred credits related to an excess over cost, equity method goodwill, and changes in amortization periods for intangible assets that will continue to be amortized as a result of initially applying Statement No. 142 (including any related tax effects) to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2000 and 2001 in Note 34 I (i) are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2000 and 2001 consolidated financial statements of the Company and subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2000 and 2001 consolidated financial statements taken as a whole.

/S/ Deloitte & Touche

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

Carlos Eduardo Tovar /s/ Carlos Eduardo Tovar January 17, 2003, Bogotá, Colombia	/s/ Deloitte Colombia LTDA DELOITTE COLOMBIA LTDA.

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF Buenos Aires
Argentina

Tel.: (54-11) 4320-2700 / 4326-4046
Fax: (54-11) 4325-8081 / 4326-7340
www.deloitte.com.ar

AUDITORS’ REPORT

To the President and the Board of Directors of
Endesa Argentina S.A.

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company for the year ended at December 31, 2001, were audited by other auditors who were member firm of a worldwide organization that has ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 8, 2002, which include emphasis paragraphs expressing the uncertainty on the Company’s capacity to meet its obligations and continue operations, and to disclose the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the Company.

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

Deloitte & Co. S.R.L. – Registro de Soc. Com. CPCE – Cap. Fed. T° 1 F° 3

2.

As described in notes 37 and 38 to the financial statements referred to above, on January 2002 the Argentine Government approved certain economic measures with a negative impact on the Argentine economy and on the Company ´s operations including: the devaluation of the Argentine peso; the default on the public external debt; the pesification of assets and liabilities denominated in foreign currency held in the country; the restriction on transfers of funds abroad, which require prior authorization from the Central Bank of the Republic of Argentina; and the pesification of the utilities rates. Taking into account that the official position of the Argentine Government related to the energy prices has not been defined yet, and that the rates of utilities renegotiation has not begun, as of the date of approval of these financial statements the future evolution of the electrical sector cannot be assessed in the short and medium term. Also, the Argentine Government continues to issue additional and supplementary measures, as described in note 28.1 to the financial statements referred to above, in respect of the “Agreement related to the work order No. 4322.” As a consequence of the economic crisis, and in particular of the electrical sector, the Company is in negotiations to reschedule the maturity of some loans. The above described situations generate uncertainties in respect of the effects of the measures, to be taken by the Argentine Government related to the economic policy and, in particular, related to the electrical sector, could have on the Company ´s consolidated financial position, the consolidated results of its operations and its future consolidated cash flows.

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

Buenos Aires, January 17, 2003, except for the fifth paragraph for which the date is April 30, 2003

DELOITTE & Co. S.R.L

/s/ CARLOS A. LLOVERAS
CARLOS A. LLOVERAS (Partner)

[LOGO OF ERNST & YOUNG]	Pistrell, Henry Martin Asociados SRL	Tel:(5411)4318-1600/4311-6644
	25 de Mayo 487 -C 1002ABI	Fax:(5411)4312-8647/4318-1777
	Buenos Aires, Argentina	www.????

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

Buenos Aires, Argentina February 7, 2003	PISTRELLI HENRY MARTIN Y ASOCIADOS S.R.L (Member Firm of Ernst & Young Global) /s/ Enrique C. Grotz ENRIQUE C. GROTZ Partner

[DELOITTE LOGO]

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada – GO, Brazil

1.	We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the related statements of income and cash flows for the years then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current and non-current assets, accounts receivable in the amount of US$14,348 thousand and, as current liabilities, accounts payable in the amount of US$14,921 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

Centrais Elétricas Cachoeira Dourada S.A.	2

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the years ended December 31, 2002 and 2001 and the shareholders’ equity of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2002 and 2001, to the extent summarized in Note 22 to the financial statements. As described in Note 23 to the financial statements, the reported amounts of shareholders’ equity as of December 31, 2002 and the results of operations for the year then ended, under the accounting principles generally accepted in the United States of America, have been restated.

/s/ Deloitte Touche Tohmatsu

January 17, 2003 (except for Notes 22 and 23, for which the date is February 17, 2004)

[DELOITTE LOGO]

(Convenience Translation into English from the Original Report Previously Issued in Spanish)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ, Brazil

1.	We have audited the balance sheet of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the related statements of income and cash flows for the year then ended, as expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in Brazil and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles and rules of Superintendencia de Valores y Seguros of Chile, according to the information included in the instructions and requirements of Endesa Chile Group, for purposes of consolidation.

4.	As of December 31, 2002, the Company has recorded, as current assets, accounts receivable in the amount of US$11,928 thousand and, as current liabilities, accounts payable in the amount of US$15,185 thousand, related to energy sale and purchase transactions in the Electric Energy Wholesale Market – MAE, based on calculations prepared and released by the MAE and/or based on estimates prepared by the Company’s management. Such amounts may be subject to changes depending on decisions on judicial lawsuits in progress, filed by sector companies, relating to interpretations of market regulations in force.

CIEN – Companhia de Interconexão Energética

5.	The balance sheet as of December 31, 2002 and the related statements of income and cash flows for the year then ended are also presented in Chilean Pesos (CLP$) translated at year-end exchange rates of R$3.5333 = US$1.00 = CLP$718.61, solely for information purposes.

6.	The accounting practices of the Company used in preparing the accompanying financial statements conform with accounting practices adopted in Chile, according to the information included in the instructions and requirements of Endesa Chile Group for purposes of consolidation, which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and the shareholders’ equity of CIEN – Companhia de Interconexão Energética as of December 31, 2002, to the extent summarized in Note 24 to the financial statements.

/s/ Deloitte Touche Tohmatsu

January 17, 2003

Av. Providencia 1760, Pisos 6,7,8 y 9
Santiago
Chile

Tel: (56-2) 270 3000
Fax: (56-2) 374 9177	Deloitte
www.deloitte.cl	& Touche

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

/s/ Deloitte & Touche

Santiago, Chile
February 1, 2002

The Report of Langton Clarke-a member firm of Andersen Worlwide SC, below is a copy of their previously issued report contained in Enersis S.A. Annual Report on form 20-F for the year ended December 31, 2001. Langton Clarke — A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20F.

Langton	Huerfanos 770, Piso 5	Teléfono	(56 2) 676 1000
Clarke	Santiago — Chile	Fax	(56 2) 676 1010
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

LANGTON CLARKE

Santiago (Chile)
February 26, 2002
(except for Notes 2 (a), 2 (c), 27, 31 and 33 for which the dates are June 25, 2002)

The report of Pistrelli Diaz y Asociados — A Member Firm of Andersen Worldwide SC, below is a copy of their previously issued report contained in Endesa Chile S.A. Annual Report on form 20-F for the year ended December 31, 2001. Pistrelli Diaz y Asociados — A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20-F

ANDERSEN

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
March 8, 2002
/s/ Ezequiel A. Calciati
EZEQUIEL A. CALCIATI
Partner

The report of Arthur Andersen y Cía. Ltda — A Member Firm of Andersen Worldwide SC, below is a copy of their previously issued report contained in Endesa Chile S.A. Annual Report on Form 20-F for the year ended December 31, 2001. Arthur Andersen y Cía. Ltda — A Member Firm of Andersen Worldwide SC has ceased operations and has not reissued its report in connection with this Form 20F.

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

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2002 and thousands of US dollars)

		As of December 31,

	Note	2001	2002	2002

		ThCh$	ThCh$	ThCh$

LIABILITIES AND SHAREHOLDERS' EQUITY				(Note 2)

CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	15a	301,010,064	425,049,260	591,488
Current portion of long-term debt due to banks and financial institutions	15b	425,536,729	605,261,953	842,268
Promissory notes	18	54,630,248	13,189,514	18,354
Current portion of bonds payable	19a	62,848,322	498,501,344	693,702
Current portion of long-term notes payable		26,580,340	41,628,914	57,930
Dividends payable		7,008,951	14,554,203	20,253
Accounts payable		258,955,300	222,075,984	309,036
Short-term notes payable		45,429,070	4,833,074	6,726
Miscellaneous payables		53,324,443	73,417,551	102,166
Amounts payable to related companies	6b	31,120,649	16,285,712	22,663
Accrued expenses	20a	79,920,329	84,930,321	118,187
Withholdings		53,957,592	55,485,759	77,213
Income taxes payable	8a	77,283,022	27,532,029	38,313
Deferred income		11,314,564	9,085,674	12,643
Other current liabilities	17	150,383,758	59,541,957	82,857

Total current liabilities		1,639,303,381	2,151,373,249	2,993,799

LONG-TERM LIABILITIES:
Due to banks and financial institutions	16	1,971,249,920	1,691,338,670	2,353,625
Bonds payable	19b	2,271,468,659	2,097,845,568	2,919,310
Long-term notes payable		215,513,230	220,886,690	307,381
Accounts payable		34,746,948	22,606,529	31,459
Amounts payable to related companies	6b	1,001,707,159	988,291,605	1,375,282
Accrued expenses	20b	234,388,938	226,922,617	315,780
Deferred income taxes	8e	36,059,964	61,740,871	85,917
Other long-term liabilities		67,228,005	103,975,862	144,690

Total long-term liabilities		5,832,362,823	5,413,608,412	7,533,444

MINORITY INTEREST	21a	4,073,571,128	4,050,602,721	5,636,719

COMMITMENTS AND CONTINGENCIES	28
SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value		751,208,197	751,208,197	1,045,363
Additional paid-in capital — share premium		33,370,057	33,370,057	46,437
Other reserves		27,176,075	41,942,477	58,366
Retained earnings		360,653,617	402,807,650	560,537
Net income (loss) for the year		42,154,033	(223,748,087)	(311,362)

Total shareholders’ equity		1,214,561,979	1,005,580,294	1,399,341

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,759,799,311	12,621,164,676	17,563,303

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

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

			Additional			Net income
	Number	Paid-in	paid-in	Other	Retained	(loss) for
	of shares	capital	capital	reserves	earnings	the year	Total

	(in thousands)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2000	6,800,000	398,624,586	24,184,786	23,295,280	330,716,485	(78,158,729)	698,662,408
Transfer of prior year income to retained earnings	—	—	—	—	(78,158,729)	78,158,729	—
Price-level restatement of capital	—	22,015,443	1,203,739	1,094,879	11,870,214	—	36,184,275
Changes in equity of affiliates	—	—	—	(18,382,462)	—	—	(18,382,462)
Cumulative translation adjustment	—	—	—	1,259,024	—	—	1,259,024
Issuance of shares	1,491,020	286,758,950	6,035,445	—	—	—	292,794,395
Net income for the year	—	—	—	—	—	90,082,590	90,082,590

As of December 31, 2000	8,291,020	707,398,979	31,423,970	7,266,721	264,427,970	90,082,590	1,100,600,230

As of December 31, 2000 (1)	8,291,020	751,208,197	33,370,057	7,716,749	280,803,994	95,661,405	1,168,760,402

As of January 1, 2001	8,291,020	707,398,979	31,423,970	7,266,721	264,427,970	90,082,590	1,100,600,230
Transfer of prior year income to retained earnings	—	—	—	—	90,082,590	(90,082,590)	—
Dividends	—	—	—	—	(14,976,824)	—	(14,976,824)
Price-level restatement of capital	—	21,929,368	974,144	225,268	10,615,407	—	33,744,187
Cumulative translation adjustment	—	—	—	18,892,550	—	—	18,892,550
Net income for the year	—	—	—	—	—	40,926,246	40,926,246

As of December 31, 2001	8,291,020	729,328,347	32,398,114	26,384,539	350,149,143	40,926,246	1,179,186,389

As of December 31, 2001 (1)	8,291,020	751,208,197	33,370,057	27,176,075	360,653,617	42,154,033	1,214,561,979

As of January 1, 2002	8,291,020	729,328,347	32,398,114	26,384,539	350,149,143	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	—	40,926,246	(40,926,246)	—
Price-level restatement of capital	—	21,879,850	971,943	791,536	11,732,261	—	35,375,590
Cumulative translation adjustment	—	—	—	14,766,402	—	—	14,766,402
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	8,291,020	751,208,197	33,370,057	41,942,477	402,807,650	(223,748,087)	1,005,580,294

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Reclassifications — For purposes of comparison, the following reclassifications were made in the 2001 financial statements:

Balance sheet reclassifications

	Charge		Charge
From	(credit)	To	(credit)

	ThCh$		ThCh$
Notes receivable	(6,334,876)	Other accounts receivable, net	6,334,876
Goodwill	3,391,332	Negative goodwill, net	(3,391,332)
Land	(34,153,467)	Other assets	34,153,467
Technical appraisal	17,117,163	Accumulated depreciation	(17,117,163)
		Current portion of long-term debt
Current portion of		due to banks and financial
long-term notes payable	5,571,195	institutions	(4,619,536)
Miscellaneous payables	(5,718,123)	Other current liabilities	4,766,464
Due to banks and financial institutions	(17,545,577)	Short-term notes payable	18,453,424
Other long-term liabilities	(21,520,395)	Bonds payable	20,612,548
		Deficit during development period
Other reserves	1,210,739	of subsidiary	(1,210,739)

Statement of operations reclassifications

	Charge		Charge
From	(credit)	To	(credit)

	ThCh$		ThCh$
Other non-operating expenses	1,586,072	Other non-operating income	1,940,610
Income taxes	(4,444,572)	Interest expense	3,629,529
Deferred income taxes	(2,392,830)	Foreign currency transalation, net	(318,809)
Amortization of negative goodwill	(248,147)	Amortization of goodwill	248,147

Statement of Cash flow reclassifications

	Charge		Charge
From	(credit)	To	(credit)

	ThCh$		ThCh$
Payment of bonds	85,102,292	Other accounts payable associated with non-operating results	(102,068,728)
Other credits to income which do not represent cash flows	24,250,320	Decrease in income tax payable	(7,283,884)
Other sources of financing	27,586,411	Other charges to income which do not represent cash flows	(17,297,324)
Other charges to income which do not represent cash flows	906,583	Other disburments for financing	(10,289,087)
		Amortization of intangibles	(906,583)

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

	Percentage participation as of December 31,

Company name	2000	2001	2002

	Total	Total	Direct	Indirect	Total
Chilectra S.A.	97.97	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A.	98.40	98.74	98.74	—	97.74
Synapsis Soluciones y Servicios IT Ltda.	99.99	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	99.99	—	100.00
Cía. Americana de Multiservicios Ltda. (3)	100.00	100.00	99.93	0.07	100.00
Endesa Chile S.A. (4)	59.98	59.98	59.98	—	59.98
Enersis de Argentina S.A.	100.00	100.00	100.00	—	100.00
Enersis International Ltd.	100.00	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	53.93	54.54	15.93	39.75	55.68
Empresa Distribuidora Sur S.A. (Edesur)	64.29	65.09	16.02	49.07	65.09
Empresa Eléctrica de Panamá S.A. (3)	99.61	99.67	—	—	—
Enersis Investment S.A.	100.00	—	—	—	—
Interocean Developments Inc. (2)	100.00	100.00	—	—
Luz de Bogotá S.A. (1)	44.21	44.66	25.71	18.95	44.66
Cerj	57.38	58.16	20.37	41.58	61.95
Investluz (1)	46.50	47.02	15.61	32.80	48.41
Cía. Americana de Multiservicios Uno Ltda. (3)	100.00	100.00	—	—	—
Electric Investment	100.00	—	—	—	—
Enersis Energia de Colombia S.A.	100.00	100.00	100.00	—	100.00

(1)	Parent Company of Companhia Energética do Céará S.A. Colelce. The Company obtained shareholder agreements dated June 25, 1999, from Endesa International, the majority shareholder of these companies, giving the Company the right to elect a majority of the Board of Directors. The Superintendency of Securities and Insurance was notified on June 28, 1999 and they do not have market value.

(2)	These companies were merged into other Enersis entities during 2002.

(3)	On January 1 2002, Cía. Americana de Multiservicios Ltda. merged with Cía. Americana de Multiservicios Uno.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(4)	Consolidated subsidiaries of Endesa Chile S.A. are detailed as follow:

	Percentage participation as of December 31,

	2000	2001	2002

Company name	Total	Total	Direct	Indirect	Total

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.55	93.66	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	92.48	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A.	60.00	60.00	60.00	—	60.00
Hidroeléctrica El Chocón S.A.	47.45	65.19	—	65.19	65.19
Central Costanera S.A.	51.68	51.93	—	51.93	51.93
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A.	60.04	100.00	0.10	99.90	100.00
Inecsa 2000 S.A.	58.39	97.32	—	97.32	97.32
Soc. Concesionaria Autopista Los Libertadores S.A.	58.36	99.95	—	99.95	99.95
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	92.88	100.00	—	100.00	100.00
Cachoeira Dourada S.A.	91.80	99.51	—	99.59	99.59
Capital de Energía S.A.	43.67	50.90	—	50.90	50.90
Emgesa S.A	22.41	51.32	—	51.32	51.32
Edegel S.A.A	37.90	63.56	—	63.56	63.56
Generandes Perú S.A.	54.26	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A.	75.00	75.00	50.00	25.00	75.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	November 30,

November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,

December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

(d) Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 30. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each year-end as follows:

Currency	Symbol used	2000	2001	2002

		Ch$	Ch$	Ch$
United States dollar (Observed)	US$	573.65	654.79	718.61
British pound sterling	£	856.58	948.01	1,152.91
Colombian peso	$ Col	0.26	0.29	0.25
New Peruvian sol	Soles	162.69	190.29	204.73
Brazilian real	Rs	294.33	282.97	203.57
Japanese yen	¥	5.01	4.99	6.07
Euro	€	538.84	578.18	752.55
French Franc (2)	FFr	82.15	88.36	—
Pool Unit (IBRD)(1)	UP	7,230,629.88	7,742,160.26	9,089,158.76
Unidad de Fomento (UF)	UF	15,769.92	16,262.66	16,744.12
Unit of Account (IDB) (1)	UC	850.92	929.26	1,093.75
Argentine peso	$ Arg	573.65	385.17	219.09

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.

(2)	Beginning on January 1, 2002, these currencies will be expressed in the Euro.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 4. Time Deposits

Time deposits as of each year-end are as follows:

	Annual	Scheduled
Financial Institution	Rate	Maturity	2001	2002

	%		ThCh$	ThCh$
Banco Bilbao Vizcaya	1.28	30.01.03	28,873,651	4,539,102
Banco CCF Brasil	—	—	812,623	—
Banco Colpatria	8.50	02.01.03	8,654,209	14,808,363
Banco Continental	2.42	01.02.03	—	3,369,062
Banco Crédito del Perú	1.13	03.01.03	1,762,858	179,675
Banco de Bogotá	7.50	02.01.03	444,764	606,954
Banco de Chile	1.10	02.01.03	491,759	149,484
Banco de Chile N.Y	1.10	02.01.03	3,339,638	344,943
Banco do Brasil	18.55	15.09.03	—	1,060,351
Banco do Estado do Ceará	—	—	4,959,682	—
Banco Frances	25.00	07.01.03	—	603,576
Banco Ganadero	—	—	11,119	—
Banco Holandes	3.50	01.01.03	—	431,741
Banco Interbank	1.46	14.01.03	391,658	2,862,988
Banco Itau	3.00	01.01.03	—	213,069
Banco Liberal	—	—	482,268	—
Banco Nationale de Paris	2.75	01.01.03	13,048,776	693,825
Banco Pactual	1.46	01.01.03	—	2,923,141
Banco Provincia Buenos Aires	6.50	02.01.03	—	650,606
Banco Rio	7.30	21.01.03	9,832	5,125,732
Banco Santander	2.90	02.01.03	796,736	2,339,169
Banco Santander CDB	7.50	02.01.03	1,058,196	4,312
Banco Santander Do Brasil	18.55	02.01.03	909,937	1,170,656
Banco Sudameris	—	—	3,800,198	—
Banco Tequendama	—	—	2,936,874	—
Banco Union Colombiano	—	—	2,720,943	—
Banco Votorantim	19.40	23.09.03	—	3,228,008
Banco Wiese Sudameris	1.44	02.01.03	166,454	431,166
Bank Boston	1.10	03.01.03	1,322,428	94,094
Bank of America	0.87	01.01.03	17,553,537	5,320,419
Banco Credito-Soles	1.13	02.01.03	—	3,932,045
Bonos de Solidaridad	10.00	02.01.03	675	1,070
Bradesco	19.37	15.09.03	683,371	3,764,259
Citibank N.Y	1.10	02.01.03	54,433,352	55,244,377
Cititrust	6.24	02.01.03	—	56
Colcorp S.A.	9.00	03.02.03	1,673,922	1,024,239
Corficolombia	8.12	02.01.03	—	3,687,381
Corfivalle	7.98	02.01.03	9,812,357	3,724,459
Corporacion las Villas	—	—	3,480,285	—
Cuenta Corriente Remunerada	—	—	2,749,309	—
Encargo Fiduciario Banco Santander	6.18	02.01.03	—	2,363,837
Fiduciaria Banco Colpatria	—	—	19,448	—
Fiduciaria Banco de Bogotá	—	—	6,292,881	—
Fiduciaria Bancolombia	8.12	01.01.03	—	226
Fiduciaria Cititrust	6.55	01.01.03	41,848	475
Fiduciaria de Crédito	—	—	297,505	—
Fiduciaria de Santander	9.00	02.01.03	23,540	161,687
Fiduciaria Lloyds Bank	—	—	52,337	—
Fiduciaria Cancolombia	—	—	1,431,793	—
Fiducolombia	—	—	125,117	—
Fiduganadero	—	—	774,567	—
Fiduoccidente	7.73	02.01.03	5,070	9,728
Fiduvalle	7.66	01.01.03	—	761,371
HSBC — Bamerindus	3.00	01.01.03	586,792	5,450,031
Megabanco	—	—	42,296	—
Merrill Lynch	1.50	06.01.03	—	8,211,535
Suvalor	9.04	02.01.03	—	4,015,453
Time Deposit	—	—	1,038,629	—
Unibanco	7.00	08.09.03	—	2,124,229

Total			178,113,234	145,626,894

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same period and settlement in line with cash flows.

Conditions of the long-term payables / receivables are as follows:

					Interest
Company	Type	Due date	Currency	Capital	rate

Elesur S.A.	Account payable	May 2004	UF	35,827,780	4.57%
	Account payable	May 2004	UF	22,873,999	1.46%
	Account payable	Aug 2004	UF	266,448	2.95%
Transmisora Eléctrica de Quillota Ltda.	Account receivable	2006	UF	70,242	9.00%
Atacama Finance Co.	Account receivable	2003	US$	250,872,179	3.33%

Note 7. Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$4,104,724 and ThCh$4,342,197 as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002
	ThCh$	ThCh$
Real estate under development	27,262,972	23,804,228
Materials in transit	499,963	1,104,204
Operation and maintenance materials	41,944,252	32,051,573
Other	7,716,887	3,422,648

Total	77,424,074	60,382,653

Note 8. Deferred Income Taxes

(a) Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,

	2001	2002
	ThCh$	ThCh$
Income tax provision — current	77,283,022	27,532,029
Recoverable tax credits	(57,510,102)	(54,435,976)

Total	19,772,920	(26,903,947)

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)	The Company and its subsidiaries incurred taxable losses of ThCh$113,749,137, ThCh$422,072,497 and ThCh$573,346,119 for the years ended December 31, 2000, 2001 and 2002, respectively.

Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards, for amount to ThCh$54,887,432 in 2002, expire after five years.

(c)	The balance of taxed retained earnings and the related tax credits are as follows:

Year	Amount
	of loss	Credit

	ThCh$	ThCh$
2001	(18,159,574)	—
2002	23,698,947	4,524,557

(d)	The net effect of temporary differences resulted in a net charge to income of ThCh$13,870,328 and a net credit of ThCh$18,862,491 and ThCh$9,072,273 during the years ended December 31, 2000, 2001 and 2002, respectively.

(e)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2001 and 2002 as follows:

	As of December 31, 2001				As of December 31, 2002

	Asset		Liability		Asset		Liability

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	26,027,011	12,307,740	—	—	24,128,592	8,089,173	—	—
Deferred income	684,649	1,822,685	—	—	921,547	1,824,544	—	—
Vacation accrual	1,395,215	—	—	—	1,211,297	—	—	—
Intangibles	—	—	24,954	—	—	—	—	—
Leasing assets	—	3,475,357	—	—	—	2,301,708	—	—
Depreciation	—	3,500,985	115,620	388,240,574	—	3,730,312	63,991	425,486,736
Severance indemnities	—	4,166	—	1,954,040	—	5,248	—	814,241
Other	1,507,717	1,859,468	6,603,676	3,707,977	4,211,789	2,083,015	4,376,406	9,391,056
Contingencies	4,325,818	39,102,316	—	—	6,594,295	38,042,633	—	—
Bond discount	—	—	421,131	1,704,883	—	—	154,508	1,717,127
Cost of studies	—	—	—	4,675,640	—	—	—	7,972,554
Finance costs	—	194,771	—	8,304,618	—	117,034	—	13,755,855
Imputed interest on construction	—	—	—	4,830,117	—	—	—	4,863,433
Deferred charges	—	—	—	1,510,731	—	—	—	—
Actuarial deficit (companies in Brazil)	7,487,563	—	1,230,644	4,339,981	6,766,431	—	—	2,301,708
Withholdings	566,417	1,597,733	5,659	—	2,391,794	860,956	5,494	193,144
Regulated assets	—	—	—	—	—	—	3,828,000	—
Derivative contracts	2,775	1,000,985	—	512,289	350,818	234,174	—	—
Provision real estate projects	—	—	—	—	2,656,047	—	—	—
Materials used	—	—	—	3,349,399	—	—	—	1,086,289
Salaries for construction-in-progress	—	5,843,294	—	—	—	3,926,807	—	—
Tax losses	2,905,532	77,167,379	—	—	15,305,920	101,162,303	—	—
Hid. El Chocón investment	—	—	—	119,374	—	—	37	2,897,754
Capitalized expenses	—	—	552,418	4,506,944	—	—	770,801	3,112,269
Provision for labor benefits	306,354	192,678	559	—	447,462	1,179,874	517	516
Differences between the financial and tax value of Río Maipo S.A.	—	—	—	—	—	—	1,475,222	—
Exchange difference-subsidiaries	—	—	—	—	1,288,870	3,866,610	—	—
Complementary account, net	(12,121,039)	(49,272,564)	(28,750)	(296,221,936)	(3,647,280)	(42,168,372)	(3,187)	(290,044,693)
Valuation allowance	—	(3,322,326)	—	—	—	(3,448,901)	—	—

Total	33,088,012	95,474,667	8,925,911	131,534,631	62,627,582	121,807,118	10,671,789	183,547,989

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(f) Income tax benefits (expense) for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Tax expense

Income tax provision	(160,193,593)	(114,099,337)	(74,581,690)
Adjustment for tax expense-prior year	(240)	3,111,691	(507,568)

Subtotal	(160,193,833)	(110,987,646)	(75,089,258)

Deferred taxes
Deferred taxes	(26,988,959)	(36,891,994)	24,471,978
Benefits for tax losses	28,053,730	13,509,821	5,043,185
Amortization of complementary accounts	22,425,461	6,143,861	(15,501,218)
Change in valuation allowance	(1,192,554)	(1,607,004)	(126,575)
Other charges or credits	(8,427,350)	(17,175)	(4,815,097)

Total	(146,323,505)	(129,850,137)	(66,016,985)

Note 9. Other Current Assets

Other current assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Forward contracts and swaps (1)	110,734,637	72,800,589
Guarantees and indemnities	1,785,077	1,183,406
Deferred expenses	3,115,540	5,709,113
Post-retirement benefits	884,210	908,669
Deposits for commitments and guarantees (2)	1,656,844	26,098,519
Other accounts receivable	3,303,579	8,399,481
Fair value-derivative contracts	—	11,603,424
Reverse repurchase agreements	1,909,395	—
Other	3,851,947	5,318,407

Total	127,241,229	132,021,608

(1)	See detail in Note 27.

(2)	Infraestructura 2000 S.A. Th$25,342,941 of time deposits in 2002.

The balance included under this item corresponds to time deposits invested with funds from the issuance of bonds and that are to be kept in reserve accounts as agreed in the corresponding finance contracts. At consolidated level, these time deposits are not restricted.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Note 11. Investment in Related Companies

(a)	Investments as of each year-end are as follows:

				Carrying Value		Equity in net income (losses)
	Number of	Percentage	Related
Related Companies	shares	Owned	Equity	2001	2002	2000	2001	2002

		%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A. (1)	1,031,949	55.00	2,270,319	—	1,248,675	—	—	—
Cía. de Interconexión Energética S.A.	128,270,527	45.00	118,325,971	50,667,801	53,246,687	(1,563,219)	(5,826,850)	7,230,684
Gas Atacama Generación	—	50.00	67,770,629	36,300,892	33,885,315	(2,595,232)	(3,441,037)	(4,793,334)
Gasoducto Atacama Argentina Ltda.	—	50.00	64,226,451	27,899,622	32,113,226	287,536	(4,686,666)	2,386,141
Gasoducto Atacama Chile Ltda.	—	50.00	55,859,069	23,197,393	27,929,534	2,953,252	3,303,780	3,212,680
Inversiones Eléctricas Quillota S.A.	608,676	50.00	17,127,364	7,602,220	8,563,682	615,927	(29,794)	1,310,128
Inversiones Electrogas S.A.	425	42.50	15,712,743	6,037,668	6,677,916	300,236	34,091	638,377
Com. de Energía del Mercosur S.A.	6,305,400	45.00	7,614,035	4,680,261	3,426,316	196,295	48,872	(1,524,596)
Transquillota Ltda.	—	50.00	5,032,660	2,389,373	2,516,330	96,666	87,840	126,529
Atacama Finance Co.	3,150,000	50.00	5,179,023	2,555,396	2,589,511	90,809	120,819	(133,267)
Endesa Market Place	210	15.00	3,199,945	602,376	479,992	(312,241)	(336,407)	(281,264)
Sacme S.A.	12,000	50.00	78,684	41,818	39,342	3,001	(7,335)	15,523
Consorcio ARA — Ingendesa Ltda.	—	—	105,854	—	52,883	3,556	—	56,927
Electrogas S.A.	85	0.02	11,190,123	2,038	2,378	167	37	339
Distrilec Inversora S.A.	4,416,141	51.50	—	11,288	—	—	11,289	—
Consorcio Ingendesa — Minmetal Ltda.	—	50.00	3,676	23,623	1,838	—	22,564	18,916
Central Geradora Termelectrica Fortaleza S.A.	20,246,908	48.82	—	5,386,640	21,333,090	—	—	—
Ingendesa do Brasil Limitada (1)	—	100.00	—	49,599	57,442	—	—	—

Total				167,448,008	194,164,157	76,753	(10,698,797)	8,263,783

(1)	There subsidiaries were in development stage for the years shown and accordingly, were not consolidated under Chilean GAAP.

(b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2002, amounted to ThCh$14,996,244 (ThCh$6,732,461), ThCh$14,328,089 (ThCh$3,629,292) in 2001 and ThCh$4,547,446 (ThCh$4,470,693) in 2000.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2001 and 2002, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2002 the corresponding amounts are as follows:

	Country		Reporting
Company	of origin	Investment	currency	Liability

		ThCh$		ThCh$
Central Hidroeléctrica Betania	Colombia	600,762,975	US$	336,577,165
Cachoeira Dourada	Brasil	430,106,204	US$	530,228,953
Edegel S.A.	Peru	220,917,766	US$	243,486,508
Cía. Interconexión Energética S.A.	Brasil	53,246,687	US$	62,574,905
Atacama Finance Co.	Islas Caymán	2,589,511	US$	1,854,668
Hidroeléctrica El Chocón S.A.	Argentina	212,761,767	US$	121,855,669
Com. de Energía del Mercosur S.A.	Argentina	3,426,316	US$	3,952,377
Central Costanera S.A.	Argentina	89,044,456	US$	65,498,672
Edesur S.A.	Argentina	482,071,599	US$	392,146,648
Edelnor S.A.	Peru	52,786,427	US$	23,385,019
Cía. do Electricidade do Río do Janeiro	Brasil	362,673,182	US$	385,080,177
Codensa S.A.	Colombia	276,586,841	US$	306,287,700
Coelce	Brasil	93,034,182	US$	116,004,085

Total		2,880,007,913		2,588,932,546

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Note 12. Investments in Other Companies

Investments in other companies at December 31, 2001 and 2002 are as follows:

			As of December 31,
	Number of	Percentage
Company	shares	owned	2001	2002

		%	ThCh$	ThCh$
Distasa S.A. E.S.P	1	—		6
Emgesa S.A. E.S.P	1	—		3
Club de la Banca y Comercio	2	0.001	2,572	2,699
Club Empresarial	2	0.001	6,328	6,150
Edegas	1	0.010	2,616	3,422
Empresa Eléctrica de Aysen S.A	2,516,231	—	1,978,031	1,978,031
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,420	3,420
Cooperativa Eléctrica de Chillán	—	—	12,907	12,907
CDEC-SIC Ltda.	—	30.770	153,100	223,114
Empresa Eléctrica de Bogotá S.A.	12,818,264	11.000	147,160,783	156,799,970
Autopista del Río Maipo S.A.	25	0.200	4,827	4,827
Financiera Eléctrica Nacional	—	0.100	124,006	353,555
Saelpa	—	—	1,036	725
Teleceara	—	—	738	516
Supra CCVM Lltda	—	—	37,906	26,525
Banco Destak	—	—	61,376	42,947
Menescal Produções Artisticas	—	—	8,344	5,838
Termocartagena	22	—	—	6
Coger	—	—	2,909	2,035

Total			149,560,997	159,466,785

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 13. Goodwill

(a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2001 and 2002, as follows:

	As of December 31,

	Amortization			Net balance

Company	2000	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Costanera S.A. (1)	(1,477,224)	(1,635,472)	(24,019,065)	22,542,503
Chilectra S.A.	(1,040,007)	(6,178,814)	(6,244,383)	112,424,542	106,276,518
Cía. de Electricidade do Río de Janeiro (1)	(6,144,427)	(6,802,644)	(109,374,320)	102,650,570	—
C. Hidroeléctrica Cachoeira Dourada (1)	(3,685,680)	(4,080,506)	(69,564,545)	65,288,089	—
Coelce (1)	(10,994,059)	(12,171,789)	(213,989,455)	200,834,527	—
Codensa	(1,515,697)	(1,677,992)	(1,787,998)	26,569,990	26,522,265
Distrilec Inversora S.A. (1)	(596,749)	(660,678)	(11,642,227)	10,926,526	—
Edegel S.A.	(34,232)	(37,900)	(41,020)	609,554	608,459
Edesur S.A. (1)	(577,694)	(639,580)	(9,483,835)	8,900,820	—
Emgesa S.A.	(1,369,908)	(1,516,659)	(1,615,435)	24,013,765	23,970,674
Empresa Eléctrica de Colina S.A.	(185,188)	(185,188)	(185,188)	2,731,517	2,546,329
Empresa Eléctrica de Pangue S.A.	—	—	(69,692)	—	3,275,515
Endesa (Chile)	(42,958,280)	(42,958,281)	(42,958,280)	710,600,834	667,642,554
Gasoducto Atacama y Cía Ltda.	(4,772)	(4,772)	(4,772)	81,927	77,154
Hidroeléctrica El Chocón S.A. (1)	(507,513)	(810,026)	(10,069,320)	9,450,309	—
Hidroinvest S.A. (1)	(70,177)	(77,694)	(1,379,722)	1,294,904	—
Inversiones Distrilima S.A.	(1,272)	(1,408)	(1,500)	18,301	18,000
Investluz S.A. (1)	(56,270)	(62,297)	(1,095,242)	1,027,913	—
Lajas Inversora S.A. (1)	(95,269)	(105,474)	(1,798,130)	1,687,590	—
Luz de Bogotá S.A.	(363,754)	(402,719)	(445,628)	6,376,384	6,348,417
Cía. Eléctrica del Río Maipo S.A.	(35,635)	(566,455)	(574,414)	10,802,028	10,227,614

Total	(71,713,807)	(80,576,348)	(506,344,171)	1,318,832,593	847,513,499

(b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2001 and 2002 as follows:

	As of December 31,

	Amortization			Net balance

Company	2000	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Inversiones Destrilima S.A.	—	—	18,366	—	611,346
Hidroeléctrica El Chocón S.A. (1)	—	248,147	3,613,468	3,391,331	—
Synapsis Soluciones y Servicios IT Ltda.	15,314	15,315	15,315	156,983	141,668
Edelnor S.A.	1,054,693	1,167,676	1,244,160	3,696,809	2,694,795
Central Hidroeléctrica Betania S.A.	30,582,139	33,765,719	34,886,018	56,035,189	24,819,551
Cía. Eléctrica Cachoeira Dourada (1)	1,773,475	1,996,761	36,869,705	34,362,010	—
Edegel S.A.	8,564,986	9,661,331	10,294,161	68,866,610	63,083,303
Empresa de Energía de Bogotá S.A.	215,999	239,139	254,803	3,826,225	3,822,287
Cía. de Electricidade do Río de Janeiro (1)	—	118,238	15,874,719	2,246,500	—
Coelce (1)	440,352	487,523	9,177,059	8,612,903	—

Total	42,646,958	47,699,849	112,247,774	181,194,560	95,172,950

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(1)	To carry out the analysis of the recoverability of goodwill and negative goodwill on investments abroad, as explained in Note 2 u, the Company used International Accounting Standard (IAS) No.36.

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

Note 14. Other Assets

Other assets as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Bond discount	23,317,438	20,817,166
Bond issuance cost	2,227,309	11,513,319
Forwards contracts and swaps	6,778,289	9,363,825
Deferred expenses	29,372,305	32,395,491
Deferred commissions on foreign currency loans	8,504,753	10,428,709
Post-retirement benefits	50,753,635	19,278,057
Security deposits for judicial obligations	17,219,611	23,650,617
Recoverable — taxes	16,938,241	14,575,779
Reimbursable contributions	1,644,724	1,445,742
Argentinean Goverment bond (Edesur)	6,744,337	793,976
Regulated assets	28,334,477	36,046,501
Fair value-derivative contracts	—	51,900,113
Others	6,700,336	6,546,301

Total	198,535,455	238,755,596

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 15. Due to Banks and Financial Institutions

(a)	Short-term debt due to banks and financial institutions:

	Foreign Currency

	US$		Other foreign currencies		Ch$		Total

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term:
ABN Amro Bank	—	6,557,278	—	—	—	—	—	6,557,278
Banco Alfa	—	—	9,978,137	2,914,580	—	—	9,978,137	2,914,580
Banco Banrisul	—	—	2,943,626	2,033,821	—	—	2,943,626	2,033,821
Banco Bayernische Landes	3,900	8,744,459	—	—	—	—	3,900	8,744,459
Banco BBVA Argentaria	19,383,881	15,389,863	—	7,176,274	—	—	19,383,881	22,566,137
Banco BBVA BHIF	11,690,051	14,868,221	—	—	260	20,387,682	11,690,311	35,255,903
Banco Beal	—	14,077,559	—	—	—	—	—	14,077,559
Banco Brasiletros	—	—	325,235	—	—	—	325,235	—
Banco Granahorrar	—	—	—	5,058,544	—	—	—	5,058,544
Banco Continental — Perú	—	8,967	15,050,838	3,688,212	—	—	15,050,838	3,697,179
Banco Continental — Soles	6,091,898	—	—	20,734,860	—	—	6,091,898	20,734,860
Banco Crédito (Perú)	—	—	20,726,463	20,534,043	—	—	20,726,463	20,534,043
Banco Crédito Inversiones	6,249	—	4,401,289	—	—	5,677,901	4,407,538	5,677,901
Banco de Bogotá	—	—	—	12,605,923	—	—	—	12,605,923
Banco de Chile	—	1,395,421	—	53,818	94	7,074,827	94	8,524,066
Banco de Occidente	—	—	—	5,024,251	—	—	—	5,024,251
Banco Davivienda	—	—	—	2,297,651	—	—	—	2,297,651
Banco Europeu de Investimentos	—	986,292	—	—	—	—	—	986,292
Banco Ganadero	—	—	8,328,537	884,609	—	—	8,328,537	884,609
Banco HBSC	—	14,966,456	—	—	—	—	—	14,966,456
Banco Itau	14,868,328	17,336,064	—	—	—	—	14,868,328	17,336,064
Banco Lloyds	12,725,024	11,001,720	—	962,348	—	—	12,725,024	11,964,068
Banco Nationale de Paris	5,451,346	—	—	—	—	—	5,451,346	—
Banco Nazionale del Lavoro	25,998	—	—	—	—	—	25,998	—
Banco Real	3,285,690	—	—	—	—	—	3,285,690	—
Banco Río	15,773,388	5,169,358	22,748	4,638,644	—	—	15,796,136	9,808,002
Banco Safra	4,621,310	—	—	—	—	—	4,621,310	—
Banco Santander	1,505,541	10,494,702	8,441,260	11,236,876	—	116	9,946,801	21,731,694
Banco Santander Central Hispano	—	88,495	—	6,756,148	—	—	—	6,844,643
Banco Santiago	1,407,374	944,155	—	—	2,363,855	30,047,885	3,771,229	30,992,040
Banco Wiese	36,542	—	23,274	—	—	—	59,816	—
Bank Boston	22,883,118	21,573,421	12,840,183	7,617,506	—	—	35,723,301	29,190,927
Bank of América	18,039,049	—	—	—	—	—	18,039,049	—
Bank of Tokio	129,569	12,207,873	—	—	—	—	129,569	12,207,873
Barings	6,767,943	5,034,740	—	—	—	—	6,767,943	5,034,740
Bndes	—	—	—	3,797,550	—	—	—	3,797,550
BNP Paribas	—	—	—	1,728,888	—	—	—	1,728,888
Brandesco	11,929,665	4,069,600	6,643,422	—	—	—	18,573,087	4,069,600
Caixa General de Depósitos	—	—	—	4,488,965	—	—	—	4,488,965
Chase Manhattan Bank	578	—	2,943,675	—	—	—	2,944,253	—
Citibank	22,932,354	17,080,123	7,618,861	10,622,525	—	—	30,551,215	27,702,648
Deutsche Bank	3,510,307	—	173	723,970	—	—	3,510,480	723,970
Interbank	—	24	—	—	—	—	—	24
San Paolo IMI Bank	—	40,312,584	—	—	—	—	—	40,312,584
Santander Overseas Bank	10,119,892	—	—	—	—	—	10,119,892	—
Unibanco	5,169,139	3,973,468	—	—	—	—	5,169,139	3,973,468

Total	198,358,134	226,280,843	100,287,721	135,580,006	2,364,209	63,188,411	301,010,064	425,049,260

Total Principal	161,053,463	172,781,954	66,462,707	122,203,397	2,364,209	63,024,860	229,880,379	358,010,211

Weighted average annual interest rate	10.98%	8.14%	11.28%	14.84%	4.62%	2.48%	10.99%	9.42%

	As of December 31,

	2001	2002
	%	%
Percentage of debt in foreign currency:	99.21	85.13
Percentage of debt in local currency:	0.79	14.87

Total	100.00	100.00

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign Currency

	US$		Euros		Yen		Other foreign currency

Financial Institution	2001	2002	2001	2002	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current portion of long-term:
ABN Amro Bank	4,641,206	2,636,765	—	—	—	—	—	—
Corporación Fin. del Valle	—	55,827	—	—	—	—	—	—
Banco Bayernische Landes	21,333,470	5,622,544	—	—	—	—	—	—
Banco BBVA Bhif	586,366	1,447,394	—	—	—	—	—	—
Banco Beal	15,484,073	—	—	—	—	—	—	—
Banco de Chile	—	—	—	—	—	—	—	—
Banco do Brasil	147,266	152,837	—	—	—	—	916,285	—
Banco do Estado de Ceará	—	—	—	—	—	—	6,865	882,985
Banco do Nordeste do Brasil	—	—	—	—	—	—	185,154	1,987
Banco Estado	1,654,097	931,318	—	—	—	—	—	42,548
Bancolombia	—	107,119	—	—	—	—	—	—
Banco HBSC	21,590	10,824,955	—	—	—	—	—	—
Banco Hermes	6,577,752	5,391,528	—	—	—	—	—	—
Banco Lloyds	—	7,219,445	—	—	—	7,067,648	—	—
Banco Medio Crédito	4,214,536	—	—	—	—	—	—	—
Banco Nacional Desarrollo Soc	—	—	—	—	—	—	651,402	2,019,382
Banco Real	—	—	—	—	—	—	—	470,332
Banco Rio	—	—	—	—	—	—	1,896	—
Banco Nacional del Lavoro	—	171,165	—	—	—	3,365,645	—	2,409
Banco San Paolo	67,508,298	—	—	—	—	—	—	—
Banco Santander	3,744,556	768,636	—	—	—	—	2,178,745	—
Banesto	4,292,992	4,601,056	—	—	—	—	—	—
Bank Boston	—	600,561	—	—	—	14,637,719	—	—
Bank of América	69,521,918	97,779,555	—	—	—	—	—	—
Bank of Tokio — Mitsubishi	56,082,775	46,988,580	—	127,292	395,184	14,585,777	496,814	—
Banque Nationale París	4,626,119	11,861,505	—	—	—	—	—	456,684
Birf	—	—	—	—	—	—	1,066,471	—
Chase Manhattan Bank	57,741,816	596,408	—	—	—	—	—	1,195,763
BNP Paribas	—	—	—	—	—	—	—	6,615,690
Citibank N.A	22,631,820	24,295,402	—	—	—	—	—	—
Dresner B. Luxemburg	232,752	82,932,830	—	—	—	—	—	—
Electrobras — Brasil	—	—	—	—	—	—	2,969,352	—
Eximbank	—	—	—	—	—	—	—	459,473
Export Develop. Corp.	1,681,533	2,506,978	—	—	—	—	—	—
J.P.Morgan Chase Bank	—	408,710	3,624,390	4,545,759	—	—	—	—
Kreditanstal Fur Weideraubau	403,235	424,774	—	—	—	—	—	—
Midland Bank	5,085,611	5,668,452	—	—	—	—	—	—
Santander Central Hispano	—	215,947,206	—	—	—	6,481,411	—	—
Santander Inv. Bank	5,063,018	6,349,226	—	—	—	—	—	—
Scotiabank	559,807	—	—	—	—	—	—	—
Skandinaviska Enskildabnken	2,229,111	2,375,122	—	—	—	—	—	—
Societe Generale	1,740,953	1,845,522	—	—	—	—	—	—
Unibanco	—	—	—	—	—	—	73,033	52,797

Total	357,806,670	540,511,420	3,624,390	4,673,051	395,184	46,138,200	8,546,017	12,200,050

Total principal	307,836,499	513,485,849	3,624,390	4,647,499	395,184	45,826,512	8,544,119	8,884,706

Weighted average annual interest rate	6.03%	3.24%	4.26%	3.79%z	0.90%	2.08%	8.60%	8.53%

	Foreign Currency

	UF		Total

Financial Institution	2001	2002	2001	2002
	ThCh$	ThCh$	ThCh$	ThCh$
Current portion of long-term:
ABN Amro Bank	—	—	4,641,206	2,636,765
Corporación Fin. del Valle	—	—	—	55,827
Banco Bayernische Landes	—	—	21,333,470	5,622,544
Banco BBVA Bhif	—	—	586,366	1,447,394
Banco Beal	—	—	15,484,073	—
Banco de Chile	17,742,450	—	17,742,450	—
Banco do Brasil	—	—	1,063,551	152,837
Banco do Estado de Ceará	—	—	6,865	882,985
Banco do Nordeste do Brasil	—	—	185,154	1,987
Banco Estado	19,679,568	1,739,232	21,333,665	2,713,098
Bancolombia	—	—	—	107,119
Banco HBSC	—	—	21,590	10,824,955
Banco Hermes	—	—	6,577,752	5,391,528
Banco Lloyds	—	—	—	14,287,093
Banco Medio Crédito	—	—	4,214,536	—
Banco Nacional Desarrollo Soc	—	—	651,402	2,019,382
Banco Real	—	—	—	470,332
Banco Rio	—	—	1,896	—
Banco Nacional del Lavoro	—	—	—	3,539,219
Banco San Paolo	—	—	67,508,298	—
Banco Santander	17,742,450	—	23,665,751	768,636
Banesto	—	—	4,292,992	4,601,056
Bank Boston	—	—	—	15,238,280
Bank of América	—	—	69,521,918	97,779,555
Bank of Tokio — Mitsubishi	—	—	56,974,773	61,701,649
Banque Nationale París	—	—	4,626,119	12,318,189
Birf	—	—	1,066,471	—
Chase Manhattan Bank	—	—	57,741,816	1,792,171
BNP Paribas	—	—	—	6,615,690
Citibank N.A	—	—	22,631,820	24,295,402
Dresner B. Luxemburg	—	—	232,752	82,932,830
Electrobras — Brasil	—	—	2,969,352	—
Eximbank	—	—	—	459,473
Export Develop. Corp.	—	—	1,681,533	2,506,978
J.P.Morgan Chase Bank	—	—	3,624,390	4,954,469
Kreditanstal Fur Weideraubau	—	—	403,235	424,774
Midland Bank	—	—	5,085,611	5,668,452
Santander Central Hispano	—	—	—	222,428,617
Santander Inv. Bank	—	—	5,063,018	6,349,226
Scotiabank	—	—	559,807	—
Skandinaviska Enskildabnken	—	—	2,229,111	2,375,122
Societe Generale	—	—	1,740,953	1,845,522
Unibanco	—	—	73,033	52,797

Total	55,164,468	1,739,232	425,536,729	605,261,953

Total principal	55,164,468	1,554,097	375,564,660	574,398,663

Weighted average annual interest rate	7.50%	8.73%	6.27%	3.30%

	As of December 31,

	2001	2002
	%	%
Percentage of debt in foreign currency:	87.04	99.71
Percentage of debt in local currency:	12.96	0.29

Total	100.00	100.00

In order to develop their investment plans, Enersis S.A., Endesa S.A. (Enersis subsidiary) and Pehuenche S.A. (Endesa S.A. subsidiary), have obtained financing from banks and financial institutions or through issuance of financial instruments, both in the local market and abroad which contain financial and non-financial covenants.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 16. Long-Term Portion of Debt Due to Banks and Financial Institutions

	As of December 31, 2002

		After 1 year	After 2 year	After 3 year	After 5 year
		but within	but within	but within	but within
Financial Institution	Currency	2 years	3 years	5 years	10 years

		ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	US$	10,060,540	—	—	—
	US$	71,861,000	—	—	—
	US$	348,727	348,727	697,454	697,457
Banco Bayernische Landes	US$	—	—	—	—
Banco BBVA	US$	467,096,500	—	—	—
Banco Estado	$ Reaj	14,644,588	39,055,660	2,936,985	—
	US$	4,604	—	—	—
Banco Europeo de Investimentos	US$	—	—	11,976,834	23,953,666
Banco do Brasil	Rs	1,612,832	806,416	1,612,832	4,032,080
	US$	666,812	310,166	543,906	1,223,757
Banco Medio Crédito	US$	—	—	—	—
	$ Arg	1,843,524	1,843,524	1,843,524	6,440,033
Banco Nacional Desarrollo Soc	Rs	924,558	462,279	—	—
Banco Nacional del Lavoro	US$	—	—	—	—
Banco Nacionale de Paris	US$	10,624,361	10,624,361	21,248,722	16,661,934
	US$	1,927,400	1,927,400	3,854,800	5,895,808
Bancolombia	US$	—	—	484,743	—
Banco Santander	US$	—	—	—	—
	US$	—	—	—	—
	US$	—	—	—	—
Scotiabank	US$	—	—	—	—
Banco Santander Central His	US$	—	—	—	—
	US$	287,444,000	—	—	—
	Yen	6,979,153	—	—	—
Banesto	US$	3,545,818	3,545,818	7,091,636	14,183,276
Bank Boston	US$	—	—	—	—
Bank of America	US$	—	—	—	—
Bank Tokio — Mitsubishi	US$	6,895,050	6,895,050	—	—
	US$	—	—	—	—
	US$	—	—	—	—
	Lira	—	—	—	—
	Pound	438,973	438,973	—	—
	Yen	462,018	462,018	—	—
	Euros	122,980	122,980	—	—
Bco. do Estado de Ceará	Rs	145,548	—	—	—
Bco. do Nordeste do Brasil	Rs	83,792	34,914	—	—
BIRF	U.P.	1,189,530	—	—	—
BNDES	Rs	—	49,049,488	—	—
	Rs	21,350,096	7,116,699	—	10,519,313
J.P.Morgan Chase Bank	US$	—	—	—	—
	US$	—	39,523,550	17,965,250	—
	US$	—	—	—	—
	Euros	—	—	—	—
Citibank N.A	US$	—	—	—	—
Citibank N.Y	US$	22,584,885	11,292,443	—	—
	US$	359,305,000	—	—	—
Corfinsura	US$	—	—	32,609,567	—
Electrobas — Brasil	Rs	—	—	—	—
Export Develop. Corp.	US$	987,113	987,113	1,974,226	4,935,565
	US$	1,043,482	1,043,482	2,086,964	2,608,704
HBSC Bank	US$	—	—	—	—
Kreditanstal Fur Weideraubau	US$	393,104	393,104	786,208	589,654
Lloyd’s Bank	US$	1,135,176	—	—	—
	US$	—	—	—	—
	Yen	1,077,915	—	—	—
Midland Bank	US$	—	—	—	—
Santander Investment	US$	3,664,911	—	—	—
Skandinaviska Enskildabnken	US$	2,375,122	2,375,122	2,375,007	—
Dresdner Bank	US$	—	—	—	—
Societe Generale	US$	1,378,048	—	—	—
Unibanco	Rs	78,528	—	—	—

Total		1,304,295,688	178,659,287	110,088,658	91,741,247

	As of December 31, 2002
					Annual
				Total	interest	Total
				Long-term	rate	Long-term
Financial Institution	Currency	After 10 years		portion	average	portion - 2001

		years	ThCh$	ThCh$		ThCh$
ABN Amro Bank	US$	—	—	10,060,540	2.75%	1,963,737
	US$	—	—	71,861,000	2.81%	67,443,370
	US$	—	—	2,092,365	2.70%	—
Banco Bayernische Landes	US$	—	—	—	0.00%	2,085,128
Banco BBVA	US$	—	—	467,096,500	2.66%	406,852,130
Banco Estado	$ Reaj	—	—	56,637,233	4.32%	58,028,908
	US$	—	—	4,604	6.50%	864,034
Banco Europeo de Investimentos	US$	—	—	35,930,500	1.37%	—
Banco do Brasil	Rs	—	201,601	8,265,761	19.13%	10,016,239
	US$	—	1,802,494	4,547,135	4.05%	4,363,330
Banco Medio Crédito	US$	—	—	—	0.00%	35,267,772
	$ Arg	—	—	11,970,605	1.75%	—
Banco Nacional Desarrollo Soc	Rs	—	—	1,386,837	9.04%	2,548,105
Banco Nacional del Lavoro	US$	—	—	—	0.00%	3,303,104
Banco Nacionale de Paris	US$	—	—	59,159,378	4.35%	65,648,923
	US$	—	2,575,466	16,180,874	4.70%	7,477,621
Bancolombia	US$	—	—	484,743	3.00%	7,327,862
Banco Santander	US$	—	—	—	0.00%	7,729,276
	US$	—	—	—	0.00%	708,728
	US$	—	—	—	0.00%	20,680
Scotiabank	US$	—	—	—	0.00%	130,840,138
Banco Santander Central His	US$	—	—	—	0.00%	366,386,108
	US$	—	—	287,444,000	2.64%	—
	Yen	—	—	6,979,153	2.09%	—
Banesto	US$	—	—	28,366,548	4.30%	32,850,615
Bank Boston	US$	—	—	—	0.00%	14,247,345
Bank of America	US$	—	—	—	0.00%	27,584,337
Bank Tokio — Mitsubishi	US$	—	—	13,790,100	2.66%	14,785,268
	US$	—	—	—	0.00%	8,138,664
	US$	—	—	—	0.00%	19,413,538
	Lira	—	—	—	0.00%	293,321
	Pound	—	—	877,946	4.81%	1,115,357
	Yen	—	—	924,036	0.89%	1,173,625
	Euros	—	—	245,960	4.13%	—
Bco. do Estado de Ceará	Rs	—	—	145,548	9.83%	166,106
Bco. do Nordeste do Brasil	Rs	—	—	118,706	8.04%	221,316
BIRF	U.P.	—	—	1,189,530	5.32%	2,056,583
BNDES	Rs	—	—	49,049,488	10.00%	9,441,620
	Rs	—	—	38,986,108	26.00%	—
J.P.Morgan Chase Bank	US$	—	—	—	0.00%	74,113
	US$	—	—	57,488,800	8.53%	53,954,696
	US$	—	—	—	0.00%	5,395,470
	Euros	—	—	—	0.00%	3,589,264
Citibank N.A	US$	—	—	—	0.00%	52,991,219
Citibank N.Y	US$	—	—	33,877,328	3.88%	36,311,511
	US$	—	—	359,305,000	2.56%	362,170,897
Corfinsura	US$	—	—	32,609,567	12.38%	—
Electrobas — Brasil	Rs	—	—	—	0.00%	524,017
Export Develop. Corp.	US$	—	1,974,229	10,858,246	2.90%	6,478,693
	US$	—	—	6,782,632	2.75%	7,552,397
HBSC Bank	US$	—	—	—	0.00%	10,116,506
Kreditanstal Fur Weideraubau	US$	—	—	2,162,070	4.85%	2,398,095
Lloyd’s Bank	US$	—	—	1,135,176	5.75%	6,744,337
	US$	—	—	—	0.00%	1,011,651
	Yen	—	—	1,077,915	2.09%	—
Midland Bank	US$	—	—	—	0.00%	12,525,197
Santander Investment	US$	—	—	3,664,911	7.25%	9,307,185
Skandinaviska Enskildabnken	US$	—	—	7,125,251	0.65%	8,916,338
Dresdner Bank	US$	—	—	—	0.00%	77,627,317
Societe Generale	US$	—		1,378,048	1.62%	3,017,776
Unibanco	Rs	—	—	78,528	6.54%	180,353

Total		—	6,553,790	1,691,338,670		1,971,249,920

	As of December 31,

	2001	2002

	%	%
Percentage of debt in foreign currency:	97.06	97.13
Percentage of debt in local currency:	2.94	2.87

Total	100.00	100.00

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 17. Other Current Liabilities

     Other current liabilities at each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Advances and guarantee on construction	6,803,215	601,997
Taxes payable	4,293,154	2,482,871
Contingencies — third party claims	11,142,417	15,212,625
Customer advances	4,341,372	3,293,578
Losses in excess of insurance settlement	—	2,336,683
Acrued employes benefits — other	3,187,555	2,228,103
Forward contracts and swaps	114,377,655	5,729,893
Fair value — derivative contracts	—	11,251,521
Emergency energy provision (Brazil)	1,319,668	10,708,453
Other current liabilities	4,918,722	5,696,233

Total	150,383,758	59,541,957

Note 18. Promissory Notes

				As of December 31,
	Face	Maturity	Interest
Financial Instrument	value	date	rate	2001	2002

	ThCh$		%	ThCh$	ThCh$
2001-029	42,328,262	May 13, 2002	18.13	43,598,110	—
Commercial paper	10,456,868	Feb 01, 2002	8.48	11,032,138	—
Commercial paper	3,030,678	May, 2003	5.00	—	3,089,607
Commercial paper	2,081,801	Aug, 2003	5.25	—	2,124,305
Promissory note-AFR	—	Dec, 2003	10.00	—	122,129
OPP-027/2002	1,000	June, 2003	—	—	3,465,944
Promissory note — Banco Santander	286,299	Jan, 2003	5.00	—	286,299
OPP-058/2002	1,000	Sep, 2003	—	—	4,101,230

Total				54,630,248	13,189,514

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 19. Bonds Payable

(a)	Details of the current portion of bonds payable is as follows at each year-end:

						Par Value
			Face value	Interest	Maturity
Instrument	Series	Currency	outstanding	rate	Date	2001	2002

			ThCh$	%		ThCh$	ThCh$
Bonds — Distrilima	1	Soles	49,919,000	9.61	Feb 01, 2011	5,827	5,946
Bonds — Distrilima	1st Prog	Soles	15,104,316	7.50	Jul 01, 2006	577,643	595,057
Bonds — Distrilima	1st Prog	Soles	6,134,974	6.50	Jan 01, 2004	—	178,340
Bonds — Distrilima	1st Prog	Soles	4,089,983	6.34	Jan 01, 2004	—	49,009
Bonds — Distrilima	1st Prog	Soles	3,859,972	7.50	Jan 01, 2004	—	43,787
Bonds — Distrilima	1st Prog	Soles	18,949,365	6.90	Oct 10, 2006	273,062	289,297
Bond No.269	B1 -- B2	UF	2,945,863	5.63	Jun 15, 2009	7,338,014	7,707,332
Yankee Bonds — Enersis	1	US$	300,000,000	6.90	Nov 21, 2006	1,124,617	1,198,281
Yankee Bonds — Enersis	2	US$	350,000,000	7.45	Nov 21, 2016	1,004,024	1,069,787
Yankee Bonds — Enersis	3	US$	150,000,000	6.63	Nov 21, 2026	537,860	573,091
Bonds Endesa	1	US$	230,000,000	7.88	Feb 01, 2027	4,559,675	4,858,340
Bonds Endesa	2	US$	220,000,000	7.33	Feb 01, 2037	4,528,542	4,825,168
Bonds Endesa	3	US$	200,000,000	8.13	Feb 01, 2097	947,084	1,009,124
Bonds Endesa	1	US$	400,000,000	7.75	July 15, 2008	9,582,578	10,210,249
Bonds Endesa	1	US$	400,000,000	8.50	Apr 01, 2009	5,732,686	6,108,185
Bonds Endesa	E-1, E-2	UF	6,000,000	6.20	Aug 01, 2006	2,557,305	2,556,325
Bonds Endesa Internacional	C	US$	150,000,000	7.20	Apr 01, 2006	1,820,971	1,940,247
Bonds Endesa	B-1, B-2	UF	750,000	6.00	Oct 01, 2001	—	—
Bonds Endesa	C2; D1, D2	UF	1,315,960	6.80	Nov 01, 2010	2,332,264	2,448,643
Bonds Pehuenche	1	US$	170,000,000	7.30	May 01, 2003	1,394,954	123,650,025
Bonds Edegel	1	US$	30,000,000	8.75	June 13, 2007	139,657	148,805
Bonds Edegel	2	US$	30,000,000	8.41	Feb 14, 2007	648,384	690,620
Bonds Edegel	3	US$	30,000,000	8.75	Jun 03, 2006	91,499	97,493
Bonds Edegel	4	US$	20,000,000	8.44	Nov 21, 2005	123,910	135,327
Bonds Edegel	5	US$	10,000,000	11.50	Feb 22, 2003	280,254	7,450,131
Bonds Emgesa	B-1	$ Col	85,000,000	15.80	Jun 01, 2006	1,721,866	—
Bonds Emgesa	B-5	$ Col	12,750,006	14.95	Oct 09, 2004	119,042	74,909
Bonds Emgesa	B-7	$ Col	19,500,010	15.27	Oct 09, 2006	186,358	118,162
Bonds Emgesa	B-10	$ Col	229,825,122	15.60	Oct 09, 2009	2,247,058	1,435,070
Bonds Emgesa	C-10	$ Col	19,777,918	10.25	Oct 09, 2009	136,358	43,693
Bonds Emgesa	B-10 2nd	$ Col	273,130	15.78	Nov 09, 2009	336,523	220,970
Bonds Emgesa	A-5	$ Col	172,858	8.35	Oct 12, 2010	228,550	70,046
Bonds Emgesa	B-3	$ Col	31,525,018	14.79	Feb 08, 2002	9,461,897	10,162,475
Bonds Emgesa	A-1	$ Col	15,000,006	13.95	July 09, 2006	108,833	1,426,838
Bonds Endesa	F	UF	1,500,000	6.20	Aug 01, 2022	639,327	639,081
Bonds Emgesa	C-10	$ Col	1,245,298	9.88	Oct 10, 2010	—	80,679
Eurobonds	First	Euro	400,000,000	3.34	July 24, 2003	2,061,700	303,740,866
Bonds Autopista del Sol S.A.	A-1	UF	3,466,160	5.80	Oct 18, 2018	—	1,632,119
Bonds Autopista del Sol S.A.	A-2	UF	861,540	5.80	Oct 19, 2018	—	408,030
Bonds Autopista del Sol S.A.	B-1	UF	964,372	5.80	Oct 20, 2018	—	486,834
Bonds Autopista del Sol S.A.	B-2	UF	243,578	5.80	Jan 01, 2018	—	122,963

Total						62,848,322	498,501,344

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)	Details of the long-term portion of bonds payable is as follows at each year-end:

						Par Value

		Face value		Interest	Maturity
Instrument	Series	outstanding	Currency	rate	Date	2001	2002

		ThCh$		%		ThCh$	ThCh$
Bonos Edelnor	Uno	825,918	Soles	9.61%	01.02.11	957,975	1,000,390
Bonos Edelnor	I°Prog	15,104,316	Soles	VAC + 7,5%	01.07.06	15,557,445	16,482,681
Bonos Edelnor	I°Prog	18,949,365	Soles	VAC + 6,9%	10.10.06	19,517,846	20,677,950
Bonos Edelnor	I°Prog	6,134,974	Soles	6.5%	01.01.04	—	6,134,974
Bonos Edelnor	I°Prog	4,089,983	Soles	6.34%	01.01.04	—	4,089,983
Bonos Edelnor	I°Prog	3,859,972	Soles	VAC + 7.5%	01.03.07	—	3,859,972
Yankee Bonds — Enersis	Uno	300,000,000	US$	0.069	21.11.06	202,330,110	215,583,000
Yankee Bonds — Enersis	Dos	350,000,000	US$	0.0745	21.11.16	168,429,026	179,461,350
Yankee Bonds — Enersis	Tres	150,000,000	US$	0.0663	21.11.26	101,165,055	107,791,500
Bono N° 269	B1	2,928,543	U.F	0.055	15.06.09	56,523,126	49,035,877
Bono N° 269	B2	2,500,000	U.F	0.0575	15.06.22	41,876,350	41,860,300
Bonos Endesa	Uno	230,000,000	US$	0.0788	01.02.27	138,853,085	147,948,145
Bonos Endesa	Dos	220,000,000	US$	0.0733	01.02.37	148,375,414	158,094,200
Bonos Endesa	Tres	200,000,000	US$	0.0813	01.02.97	27,257,913	29,043,342
Bonos Endesa	Uno	400,000,000	US$	0.0775	15.07.08	269,773,480	287,444,000
Bonos Endesa	Unica	400,000,000	US$	0.085	01.04.09	269,773,480	287,444,000
Bonos Endesa	E-1 y E-2	6,000,000	U.F	0.062	01.08.06	100,503,239	100,464,720
Bonos Endesa	C2; D1 Y D2	1,439,153	U.F	0.068	01.11.10	22,043,038	19,831,566
Bonos Endesa	F	1,500,000	U.F	0.062	01.08.22	25,125,810	25,116,180
Bonos Pehuenche	Unica	170,000,000	US$	0.073	01.05.03	114,653,729	—
Bonos Edegel	Uno	30,000,000	US$	0.0875	13.08.07	20,233,011	21,558,300
Bonos Edegel	Dos	30,000,000	US$	0.0841	14.02.07	20,233,011	21,558,300
Bonos Edegel	Tres	30,000,000	US$	0.0875	13.06.06	20,233,011	21,558,300
Bonos Edegel	Cuatro	20,000,000	US$	0.0844	21.11.05	13,488,674	14,372,200
Bonos Edegel	Cinco A	10,000,000	Soles	0.1154	22.08.03	6,854,001	—
Bonos Edegel	Cinco B	30,000,000	Soles	0.06	22.02.04	—	6,134,974
Bonos Emgesa	A-1	15,000,006	$ Col	0.1343	09.07.06	4,415,413	3,762,632
Bonos Emgesa	B-1	85,000,000	$ Col	0.1575	01.07.06	25,020,672	21,321,580
Bonos Emgesa	B-5	12,750,006	$ Col	0.1495	09.10.04	3,753,101	3,198,237
Bonos Emgesa	B-7	19,500,010	$ Col	0.1527	09.10.06	5,740,037	4,891,422
Bonos Emgesa	B-10	229,825,122	$ Col	0.156	09.10.09	67,651,483	57,649,691
Bonos Emgesa	C-10	19,777,918	$ Col	0.1025	09.10.09	5,821,842	5,279,069
Bonos Emgesa	B-10 2° emision	60,000,031	$ Col	0.1578	08.11.09	17,661,651	15,050,527
Bonos Autopista del Sol S.A	A-1	3,446,160	U.F	0.058	15.01.18	—	57,702,917
Bonos Autopista del Sol S.A	A-2	861,540	U.F	0.058	15.01.18	—	14,425,729
Bonos Autopista del Sol S.A	B-1	964,372	U.F	0.058	15.01.18	—	16,147,555
Bonos Autopista del Sol S.A	B-2	243,578	U.F	0.058	15.01.18	—	4,078,505
Eurobono	Unica	400,000,000	Euro	0.0334	24.07.03	236,481,576	—
Bonos Endesa Internacional	Unica	150,000,000	US$	0.072	01.04.06	101,165,055	107,791,500

Total						2,271,468,659	2,097,845,568

(c)	Bonds payable are comprised of the following:

i.	Enersis S.A. Series B1-B2

On September 11, 2001, Enersis S.A. registered two series of bearer bonds as of June 14, 2001, as follows:

	Total amount	No.of bonds	Face value
Series	In UF	per series	in UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued corporate notes (Yankee Bonds) for US$800 million in three series, as follows:

	Total amount	Years to	Stated annual
Series	In US$	maturity	interest rate

1	300,000,000	10	6.90%
2	350,000,000	20	7.40%
3	150,000,000	30	6.60%

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

iii.	Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	:	March 1, 1996
Number of bonds subscribed	:	49,919
Face value	:	100 soles each
Redemption term	:	15 years
Interest rate	:	9.6136% annual
Interest payment	:	Annually, on coupon maturity
Principal amortization	:	Amortization of total principal upon maturity

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Second issue
Date of Issue	:	November 10, 1998
Number of bonds subscribed	:	146,300
Face value	:	1000 soles each
Redemption term	:	4 years
Interest rate	:	14.396%
Interest payment	:	Accrued and paid within 90 days
Anticipated redemption option	:	Early redemption option

Third issue
Date of Issue	:	August 7, 1998
Number of bonds subscribed	:	15,000
Face value	:	US$1,000 each
Redemption term	:	3 years
Interest rate	:	7.7%
Interest payment	:	Accrued and paid within 90 days

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Face value	:	30,000 new soles each
Redemption term	:	2 years
Interest rate	:	7.5%
Interest payment	:	Semi -- annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9%
Interest payment	:	Semi -- annual

Third issue:
Date of issue	:	January 24, 2002
Number of bonds subscribed	:	6,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.5% annual
Interest payment	:	Semi -- annual

Fourth issue:
Date of issue	:	April 24, 2002
Number of bonds subscribed	:	4,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.34% annual
Interest payment	:	Semi -- annual

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

iv.	Endesa Chile S.A.

I	Risk rating of the issued bonds is a follows as of the date of December 31, 2002:

Category

- Comisión Clasificadora de Riesgo	AA
- Fitch IBCA Chile Clasificadora de Riesgo Ltda.	AA
- Clasificadora de Riesgo Humphreys Ltda.	AA

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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
general guarantee covers all the issuer's
assets.
Placement period	:	48 months from the registration date in the
Chilean Securities Register of the
Superintendency of Securities and Insurance.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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
guarantee covers all the issuer's assets
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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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
2001, respectively, which is shown under current
liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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
in other current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

IV.	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 as per the following:

First Issuance
Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000
Capital amortization	:	Maturities as of 2002, 2004, 2006, 2007, 2009 and
2010 for $Col 1,525,000; $Col 15,000,000; $Col
85,000,000; $Col 81,407,744; $Col 19,500,000; $Col
297,567,256 and $Col 30,000,000 respectively
Interest nominal rate	:	15.5% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued
interest as of the year end amounts to
ThCh$5,385,981 (ThCh$5,715,660 in 2001) and is
shown under current liabilities.

V.	Sociedad Concesionaria Autopista del Sol S.A. issued bonds on March 8, 2002.

First Issuance
Issuer	:	Sociedad Concesionaria Autopista del Sol S.A.
Securities issued	:	Bearer bonds in local currency, denominated
in Unidades de Fomento
Issuance Value	:	U.F. 5,540,000 divided into:
Series A -- 1 U.F.3,460,000
Series A -- 2 U.F.865,000
Series B -- 1 U.F.970,000
Series B -- 1 U.F.245,000
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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Opening balance as of January 1	6,396,342	7,377,430
Increase in accrual	2,352,065	2,072,912
Transfer to short-term	(276,711)	82,969
Payments during the year	(1,379,787)	(944,202)

Total	7,091,909	8,589,109

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 21. Minority Interest

(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2001			As of December 31, 2002

Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,296,795	0.05%	12,648	25,213,021	0.05%	12,607
Cam Argentina S.A. (Ex — M.Velasco Arg.)	687,066	0.10%	687	545,460	0.10%	545
Cam Colombia S.A.	1,081,791	0.001%	14	1,864,792	0.001%	25
Capital de Energía S.A.	534,797,609	49.10%	262,585,626	566,223,719	49.10%	278,015,846
Central Hidroeléctrica Betania S.A.	494,429,051	14.38%	71,088,020	519,458,738	14.38%	74,686,738
Central Cachoeira Dourada	499,191,115	0.49%	2,452,676	486,715,435	0.41%	1,982,200
Central Costanera S.A.	137,706,613	48.07%	66,192,075	171,461,783	48.07%	82,417,327
Cía. do Electricidade do Río do Janeiro	489,488,446	41.25%	201,912,651	579,561,108	37.42%	216,887,924
Chilectra S.A.	498,295,654	1.76%	8,770,774	421,691,742	1.76%	7,366,481
Cía. Eléctrica San Isidro S.A.	30,362,233	50.00%	15,181,116	34,217,794	50.00%	17,108,897
Cía. Peruana de Electricidad S.A.	39,939,117	49.00%	19,565,417	43,202,088	49.00%	21,169,023
Codensa S.A.	1,112,677,346	51.52%	573,222,783	1,009,464,988	51.52%	520,777,588
Companhia Energetica Do Ceara - Coelce	658,685,746	43.41%	285,937,346	694,587,778	43.41%	301,522,520
Compañía Eléctrica del Río Maipo S.A.	22,260,807	1.26%	279,942	22,623,680	1.26%	284,505
Constructora y Proyectos Los Maitenes S.A.	936,792	45.00%	421,556	349,958	45.00%	157,481
Edegel S.A.	661,672,216	36.44%	241,138,499	680,564,639	36.44%	248,023,616
Edelnor S.A.	272,154,844	40.00%	108,861,938	292,048,556	40.00%	116,819,422
Edesur S.A.	677,251,928	34.11%	230,997,210	729,817,969	34.11%	248,926,444
Emgesa S.A.	919,463,877	51.52%	473,679,287	963,653,136	51.52%	496,444,223
Empresa Eléctrica Pangue S.A.	59,573,673	7.52%	4,479,940	74,436,633	5.01%	3,729,275
Endesa	1,446,549,434	40.02%	578,895,713	1,430,635,320	40.02%	572,527,032
Endesa Argentina S.A.	30,646,605	0.01%	3,064	21,798,627	0.01%	2,180
Generandes Perú S.A.	351,973,200	40.37%	142,088,131	369,454,446	40.37%	149,145,139
Hidroeléctrica El Chocón S.A.	237,400,257	34.81%	82,639,029	227,177,787	34.81%	79,080,588
Hidroinvest S.A.	111,674,081	30.07%	33,580,396	92,470,425	30.07%	27,805,857
Inecsa 2000 S.A.	25,510,699	2.68%	683,687	25,412,375	2.68%	681,052
Infraestructura 2000 S.A.	63,589,515	40.00%	25,435,806	64,002,478	40.00%	25,600,991
Ingendesa S.A.	2,480,040	2.36%	58,591	2,266,772	2.36%	53,552
Inmobiliaria Centro Nuevo Ltda.	(12,043)	0.08%	(9)	(13,327)	0.08%	(10)
Inmobiliaria y Constructora Stgo 2000 Ltda.	74,764	7.50%	5,607	80,994	7.50%	6,075
Inversiones Distrilima S.A.	159,715,296	32.75%	52,306,760	172,793,816	31.61%	54,620,126
Investluz S.A.	532,119,077	37.55%	199,810,714	357,552,300	37.55%	134,260,889
Luz de Bogotá S.A.	643,243,838	55.00%	353,784,118	600,529,806	55.00%	330,291,399
Empresa Eléctrica Pehuenche S.A.	177,950,062	6.34%	11,282,034	182,901,476	7.35%	13,443,258
Soc. Agrícola de Cameros Ltda.	6,066,690	42.50%	2,578,343	6,936,375	42.50%	2,947,959
Soc. Agrícola Pastos Verdes Ltda.	52,532,429	45.00%	23,639,595	52,902,360	45.00%	23,806,062
Túnel El Melón S.A.	(1,313,139)	0.05%	(656)	(4,230,882)	0.05%	(2,115)

Total			4,073,571,128			4,050,602,721

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries as of each year-end is as follows:

	As of December 31, 2000			Year-ended December 31, 2001			Year-ended December 31, 2002

Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	139,949	0.050	70	(45,093)	0.05%	(23)	83,773	0.05%	42
Cam Argentina S.A. (Ex - M.Velasco Arg.)	202,967	0.100	203	1,428,756	0.10%	1,429	186,609	0.10%	187
Cam Colombia S.A.	(56,653)	0.001	(40,934)	(414,777)	0.001%	(5)	(712,142)	0.001%	(9)
Capital de Energía S.A.	20,837,378	49.000	10,210,316	(8,602,334)	49.10%	(4,223,747)	(23,671,013)	49.10%	(11,622,467)
Central Hidroeléctrica Betania S.A.	(6,921,376)	14.380	(995,142)	8,666,017	14.38%	1,245,983	7,354,973	14.38%	1,057,483
Central Cachoeira Dourada	24,007,006	1.160	279,281	(25,841,820)	0.49%	(126,969)	35,501,840	0.41%	144,585
Central Costanera S.A.	16,524,363	48.320	7,984,572	11,567,900	48.07%	5,560,396	(24,735,275)	48.07%	(11,889,619)
Central Termoeléctrica Buenos Aires S.A.	978,864	22.170	217,014	—	0.00%	—	—	0.00%	—
Inm. Centro Nuevo	—	0.00%	—	—	—	—	1,285	0.08%	1
Cía. do Electricidade do Río do Janeiro	(5,078,215)	41.250	(3,548,717)	3,400,351	41.25%	1,402,635	9,012,430	37.42%	3,372,704
Chilectra S.A.	66,966,267	2.030	18,070,116	(73,185,248)	1.76%	(1,382,051)	31,001,664	1.76%	541,744
Cía. Eléctrica San Isidro S.A.	2,476,112	50.000	1,238,057	101,281	50.00%	50,641	(5,250,225)	50.00%	(2,625,113)
Cía. Peruana de Electricidad S.A.	1,974,335	49.000	967,424	(3,074,599)	49.00%	(1,506,554)	(3,258,139)	49.00%	(1,596,488)
Codensa S.A.	21,605,936	51.520	12,306,264	(22,798,893)	51.52%	(11,745,404)	6,655,951	51.52%	3,429,146
Companhia Energetica Do Ceara — Coelce	18,918,834	43.410	8,212,719	(13,440,399)	43.41%	(5,834,514)	(20,351,782)	43.41%	(8,834,766)
Compañía Eléctrica del Río Maipo S.A.	10,165,435	1.610	1,508,429	(9,261,986)	1.26%	(133,933)	(11,727,292)	1.26%	(147,477)
Constructora y Proyectos Los Maitenes S.A.	(46,357)	45.000	(20,861)	494,907	45.00%	222,708	586,836	45.00%	264,076
Edegel S.A.	33,815,692	30.160	10,197,629	(28,636,179)	36.44%	(10,436,112)	(4,554,496)	36.44%	(1,659,831)
Edelnor S.A.	11,511,204	40.000	4,604,481	(18,672,139)	40.00%	(7,468,855)	(19,759,294)	40.00%	(7,903,718)
Edesur S.A.	60,280,290	34.110	21,734,633	(83,679,490)	34.11%	(28,541,415)	(8,205,141)	34.11%	(2,798,611)
Emgesa S.A.	37,682,800	51.520	19,412,352	(18,796,538)	51.52%	(9,683,394)	(56,168,714)	51.52%	(28,936,380)
Empresa Eléctrica Pangue S.A.	(2,073,199)	7.520	(155,905)	(6,568,538)	7.52%	(493,954)	(18,850,842)	5.01%	(944,427)
Endesa S.A.	114,924,893	40.020	45,991,879	(72,160,018)	40.02%	(28,877,772)	9,319,056	40.02%	3,729,400
Endesa Argentina S.A.	3,695,025	0.010	370	10,823,292	0.01%	1,083	10,781,159	0.01%	1,078
Generandes Perú S.A.	35,191,253	45.740	16,095,423	(27,929,472)	40.37%	(11,274,854)	(13,105,328)	40.37%	(5,290,492)
Hidroeléctrica El Chocón S.A.	10,022,417	34.810	3,488,804	(8,929,943)	34.81%	(3,108,513)	25,772,502	34.81%	8,971,408
Hidroinvest S.A.	2,916,610	30.070	877,024	(2,636,004)	30.07%	(792,647)	26,502,276	30.07%	7,969,234
Inecsa 2000 S.A.	101,580	2.680	2,722	(32,301)	2.68%	(865)	98,323	2.68%	2,635
Infraestructura 2000 S.A.	450,056	40.000	180,022	(996,272)	40.00%	(398,509)	(412,963)	40.00%	(165,185)
Ingendesa S.A.	931,578	2.360	22,008	(873,679)	2.36%	(20,640)	(923,250)	2.36%	(21,812)
Inmobiliaria Centro Nuevo Ltda.	2,685	7.500	203	(1,449)	0.08%	—	—	—	—
Inmobiliaria y Constructora Stgo. 2000 Ltda.	(1,449)	0.080	(1)	(2,763)	7.50%	(207)	(6,231)	7.50%	(468)
Inversiones Distrilima S.A.	7,932,094	32.750	2,597,761	(12,342,281)	32.75%	(4,042,097)	(13,071,302)	31.61%	(4,131,839)
Investluz S.A.	(7,276,872)	37.550	(2,732,466)	11,720,860	37.55%	4,401,183	198,253,211	37.55%	74,444,081
Luz de Bogotá S.A.	10,536,326	55.000	5,794,979	(11,524,049)	55.00%	(6,338,227)	4,512,003	55.00%	2,481,602
Empresa Eléctrica Pehuenche S.A.	(6,344,120)	7.450	(472,637)	(4,963,596)	6.34%	(314,692)	(20,012,133)	7.35%	(1,470,892)
Soc. Agrícola de Cameros Ltda.	(1,860)	42.470	(790)	165,481	42.50%	70,329	(104,616)	42.50%	(44,462)
Soc. Agrícola Pastos Verdes Ltda.	(57,795)	45.000	(26,006)	(3,031,153)	45.00%	(1,364,019)	(98,333)	45.00%	(44,250)
Túnel El Melón S.A.	(2,315,999)	0.050	(1,068)	1,932,383	0.05%	966	2,917,743	0.05%	1,459

Total			184,000,228			(125,152,619)			16,282,559

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 22. Shareholders’ Equity

(a)	Dividends

There are no restrictions on the payment of dividends. The following dividends were paid as of each year-end:

Dividend Number	Payment date	Historical value	Type of dividend	Related to
		Ch$ per share
71	April 2001	1.806391	Final	2000

(b)	Number of shares

	As of December 31, 2000, 2001 and 2002
		Number of shares

Series	Subscribed	Paid	With vote
First	8,291,020,100	8,291,020,100	8,291,020,100

(c)	Subscribed and paid capital is as follows as of the year-end:

	As of December 31, 2000, 2001 and 2002

	Capital
Series	subscribed	Capital paid

	ThCh$	ThCh$
First	751,208,197	751,208,197

(d)	Other reserves

Other reserves are composed of the following as of December 31, 2000, 2001 and 2002:

	2000	2001	2002
	ThCh$	ThCh$	ThCh$

Accumulated net losses of development-stage subsidiaries	—	(308,094)	(4,937,110)
Reserve for transaction entities using remeasurement method	2,337,516	2,318,686	1,177,508
Reserve for accumulated conversion differences	4,929,205	24,373,947	45,702,079

Total (historical Chilean pesos)	7,266,721	26,384,539	41,942,477

Total, as restated (1)	7,716,749	27,176,075	41,942,477

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2002.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

     Detail of changes in the reserve for accumulated conversion differences is as follows for the year ended December 31, 2001 and 2002:

	Initial	Reserve		Final
	balance	for assets	Reserve for liabilities	balance

	ThCh$	ThCh$	ThCh$	ThCh$
2001
Cumulative translation adjustment	5,234,472	133,093,729	(113,223,032)	25,105,169

2002
Cumulative translation adjustment	25,105,169	96,536,552	(75,939,638)	45,702,079

The detail of the accumulated conversion difference reserve at December 31, 2000, 2001 and 2002 is as follows:

	As of December 31,

	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Enersis Energía de Colombia S.A.	—	—	19,753
Distrilec Inversora S.A.	303,852	1,230,145	2,494,214
Inversiones Distrilima S.A.	845,972	2,048,579	3,034,207
Cía. Peruana de Electricidad S.A.	1,853,416	3,755,485	5,027,002
Edesur S.A.	1,236,498	7,936,100	13,222,829
Cía. de Electricidade do Río de Janeiro	935,165	4,205,754	10,996,981
Luz de Bogotá S.A.	—	1,407,698	2,370,986
Investluz S.A.	59,569	4,579,207	7,012,529
Endesa Market Place S.A.	—	103,883	280,302
Endesa-Chile Subsidiary	—	(161,682)	—
Central Geradora Termoelétrica Fortaleza S.A.	—	—	1,243,276

Total	5,234,472	25,105,169	45,702,079

(e)	Net losses from operations and accumulated net income (losses) of development-stage subsidiaries are as follows:

	As of December 31, 2002
	Net income (losses)

Company	Of the period	Accumulated
	ThCh$	ThCh$
Compañía Eléctrica Taltal Ltda.	—	146,371
Central Geradora Termoelectrica Fortaleza S.A.	(939,553)	(1,302,505)
Aguas Santiago Poniente S.A.	(111,586)	(111,586)
Infraestructura 2000 S.A.	—	347,252
Gas Atacama Generación	—	811,149
Ingendesa (Ingendesa do Brasil)	1,451	(46,306)
Enigesa (Ingendesa do Brasil)	19	(642)
Cía. Eléctrica Conosur S.A. (CIEN)	(4,780,843)	(4,780,843)

Total	(5,830,512)	(4,937,110)

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 23. Other Income and Expenses

a.	The detail of other non-operating income in each year is as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	11,545,770	3,253,049	512,200
Gain on sale of property, plant and equipment	98,540,540	12,845,817	6,131,310
Gain on forward contracts and swaps	7,744,183	17,822,984	4,815,297
Services — proyects and inspections	31,360,163	9,251,066	14,382,141
Penalties charged to contractors and suppliers	6,106,866	15,141,355	10,129,602
CDEC-SING power settlement gain	8,334,080	6,487,257	11,153,158
Public lighting and telephone lines	—	13,963,267	13,525,674
Gain on sale of investments	208,107,787	3,163,324	—
Cost recoveries	12,778,359	6,349,126	5,112,788
Recoverable taxes	4,203,502	8,116,807	6,387,623
Effect of application of BT 64 (1)	44,329,990	62,673,747	210,813,735
Comahue fourth line income	13,032,224	411,352	337,450
Gain on repurchase of bonds	—	24,112,843	—
Dividend from investees	—	5,425,032	10,732,246
Other	17,417,878	5,676,555	14,110,663

Total	463,501,342	194,693,581	308,143,887

b.	Other non-operating expenses in each year are as follows:

	Year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	11,068,850	2,181,904	4,166,463
Cost of sales — materials	5,480,701	14,806,557	11,254,237
Cost of projects, inspections and other	22,901,666	8,290,316	5,255,189
Effect of application of BT 64 (1)	4,826,202	39,426,469	30,767,763
Contingencies and litigation	9,937,236	35,163,985	48,293,521
Deferred expense amortization	29,667,643	1,224,252	9,133,401
SIC power settlement loss	9,771,881	9,450,051	16,978,444
Loss on forward contracts	3,254,625	23,575,152	—
Pension plan expense	6,205,758	22,407,456	5,745,126
Penalties and fines	2,672,151	15,663,147	13,018,169
Sales tax adjustment (Brazil)	—	—	6,731,332
Argentinean Government bond-market value adjustment	—	—	5,103,764
Provision for real estate projects	—	—	16,600,195
Provision for write off-work in progress	—	—	46,311,933
Other	13,103,336	11,739,955	21,837,067

Total	118,890,049	183,929,244	241,196,604

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 24. Price-level Restatement

The (charge) credit to income for price-level restatement as of each year-end is as follows:

	As of December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Assets
Inventory	289,029	679,797	1,081,801
Current assets	13,397,412	86,825	6,108,070
Accounts receivable from subsidiaries	5,061,400	4,575,344	5,032,682
Property, plant and equipment	102,746,124	69,607,844	71,181,494
Investment in subsidiaries	10,754,175	30,582,762	35,860,652
Amortization of goodwill	36,887,897	27,626,882	25,787,859
Other assets	21,363,984	25,101,509	2,282,536

Net credit — assets	190,500,021	158,260,963	147,335,094

Liabilities and Shareholders’ equity
Shareholders’ equity	(38,425,168)	(34,756,513)	(35,375,590)
Current and long-term liabilities	(128,254,204)	(95,013,142)	(86,890,351)
Minority interest	15,247,338	6,517,278	5,418,099
Accounts payable to subsidiaries	(51,798,765)	(30,547,186)	(24,050,002)
Non-monetary liabilities	210,397	(679,233)	(51,951)

Net charge-liabilities and shareholders’ equity accounts	(203,020,402)	(154,478,796)	(140,949,795)

Price-level restatement of the income statement	(2,731,612)	(1,607,092)	(1,420,409)

Net credits to income	(15,251,993)	2,175,075	4,964,890

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 25. Exchange Differences

The (charge) credit to income for foreign currency translation as of each year-end is as follows:

	As of December 31,

Assets	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Current assets
Cash	US$	(65,615)	1,495,922	2,671,496
	Other	(268)	(56,291)	(13,698)
Time deposits	US$	—	202,284	264,124
	Other	—	(77,389)	(31,054)
Marketable securities	US$	—	11,797,767	6,855,639
	Other	—	(1,886)	—
Accounts receivable, net	US$	25,951	104,099	489,200
	Other	—	(48,663)	—
Other accounts receivable, net	US$	21,741	1,124,688	218,125
	Other	81,745	52,495	42,536
Inventory	Other	—	(11,824)	—
Prepaid expenses	US$	156,908	168,986	29,442
	Other	—	(2,365)	—
Other current assets	US$	285,338	11,521,079	(136,043)
	Other	9,696	(264,455)	(140,837)
Non-current assets		—
Long-term receivables	US$	(18,507)	1,054,144	599,944
	Other	1,569	277,166	202,009
Amounts due from related companies	US$	6,387,947	17,033,254	11,082,499
Deferred expenses	US$	1,044,069	246,859	228,059
Other assets	US$		28,336,082	6,541,035
Forward contracts and swaps	US$	28,122,985	36,011,211	16,037,562

Total gain		36,053,559	108,963,163	44,940,038

	As of December 31,

Liabilities	Currency	2000	2001	2002

		ThCh$	ThCh$	ThCh$
Current liabilities
Short-term debt due to banks and financial institutions	US$	(368,116)	(6,823,954)	(2,633,314)
	Other	(245,995)	(1,890)	—
Current portion of long-term debt due to banks and financial institutions	US$	(299,187)	(2,346,817)	3,552,078
	Yen	—	26,250	(71,707)
	Other	—	(63,570)	(242,103)
	Euro	—	—	(26,128)
Current portion of bonds payable	US$	—	(3,831,594)	(2,102,419)
	US$	(479,233)	(1,426,092)	(856,727)
Current portion of notes payable	Other	—	19,127	—
Dividends payable	Other	—	101	1,840
Accounts payable	US$	—	284,714	472,907
	Other	—	193,407	(861,657)
Notes payable	US$-	—	(307,780)	—
	Other	—	(81,896)	—
Miscellaneous payables	US$	(544,449)	(430,288)	(649,158)
	Other	(39,597)	195,405	—
Other current liabilities	US$	—	(921,658)	83,986
	Other	—	(11,922)	—
Accrued expenses	US$	(3,441)	37,716	(103)
	Other	—	(29,947)	—
Deferred income	US$	—	(56,780)	(362,291)
Long-term liabilities
Due to banks and financial institutions	US$	(13,949,405)	(42,070,677)	(22,646,874)
	Yen	29,438	22,840	(180,770)
	Euro	—	—	(60,487)
	Other	925	(246,923)	(368,719)
Bonds payable	US$	(13,294,614)	(52,035,450)	(24,995,100)
Notes payable	US$	(2,236,806)	(6,734,909)	(2,814,391)
Accounts payable	US$	(223,869)	(995,614)	358,233
Other long-term liabilities	US$	(5,648,107)	(21,897,139)	(6,647,384)
	Other	(2,825)	29,525	3

Total loss		(37,305,281)	(139,505,815)	(61,050,285)

Exchange difference — net loss		(1,251,722)	(30,542,652)	(16,110,247)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 27. Financial Derivatives

As of December 31, 2002 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the object of decreasing exposure to interest rate and foreign currency risk, as follows:

						As of December 31, 2002

	Nominal	Date of		Sales/	Hedged	Initial hedged	Closing hedged
Type(1)	amount	Maturity	Item	Purchase	Item	amount	amount

	US$					ThCh$	ThCh$
COLLAR	50,000,000	II quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
COLLAR	400,000,000	III quarter 2004	Interest rate	P/S	Bank obligations	287,444,000	287,444,000
COLLAR	50,000,000	III quarter 2005	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
COLLAR	250,000,000	I quarter 2006	Interest rate	P/S	Bank obligations	179,652,500	179,652,500
COLLAR	850,000,000	II quarter 2006	Interest rate	P/S	Bank obligations	610,818,500	610,818,500
FR	7,000,000	I quarter 2003	Exchange rate	P	Accounts payable	5,030,270	5,030,270
FR	88,000,000	I quarter 2003	Exchange rate	P	Bank obligations	293,192,880	293,192,880
FR	77,755,000	I quarter 2003	Exchange rate	P	Bank obligations	48,413,946	53,869,310
FR	154,600,000	II quarter 2003	Exchange rate	P	Yankee Bonds/Bank obligation	111,096,962	111,096,962
FR	68,400,000	II quarter 2003	Exchange rate	P	Bank obligations	49,153,068	49,153,068
FR	93,000,000	II quarter 2003	Exchange rate	P	Bank obligations	788,315,170	788,315,170
FR	15,000,000	lI quarter 2003	Exchange rate	P	Accounts payable	10,779,150	10,779,150
FR	108,000,000	IV quarter 2003	Exchange rate	P	Bank obligations	78,783,930	78,783,930
FR	23,084,000	I quarter 2004	Exchange rate	P	Bank obligations	13,945,714	16,086,072
S	100,000,000	I quarter 2003	Interest rate	P/S	Bonds	71,861,000	71,861,000
S	100,000,000	I quarter 2003	Interest rate	P/S	Bank obligations	71,861,000	71,861,000
S	4,253,031	I quarter 2003	Interest rate	P	Accounts payable	3,056,270	3,056,270
S	44,229,017	I quarter 2003	Exchange rate	P	Bank obligations	31,783,414	31,783,414
S	95,000,000	II quarter 2003	Exchange rate	P	Bank obligations	68,267,950	61,703,496
S	20,150,000	II quarter 2003	Interest rate	P	Bonds	14,479,992	14,479,992
S	58,453,199	II quarter 2003	Interest rate	P	Bank obligations	42,005,053	42,005,053
S	381,200,000	III quarter 2003	Exchange rate	P/S	Bonds	273,934,132	273,934,132
S	1,708,667	III quarter 2003	Exchange rate	P	Bank obligations	1,227,865	1,227,865
S	6,668,000	IV quarter 2003	Interest rate	P	Bank obligations	4,545,759	4,545,759
S	17,520,000	IV quarter 2003	Interest rate	P	Bank obligations	12,590,047	12,590,047
S	94,696,298	I quarter 2004	Interest rate	P	Bank obligations	68,049,707	68,049,707
S	50,000,000	I quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	41,932,249	II quarter 2004	Exchange rate	P	Bank obligations	30,132,934	30,132,934
S	50,000,000	II quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	50,000,000	III quarter 2004	Interest rate	P/S	Bank obligations	35,930,500	35,930,500
S	33,600,000	II quarter 2005	Interest rate	P	Bank obligations	24,145,296	24,145,296
S	50,000,000	II quarter 2006	Interest rate	P	Bank obligations	35,930,500	35,930,500
S	144,470,000	III quarter 2006	Currency	P	Bonds	103,021,045	103,021,045
S	50,000,000	III quarter 2006	Currency	S	Bonds	35,529,359	35,529,359
S	81,905,702	II quarter 2009	Exchange rate	P	Bonds	56,637,729	56,637,729

(1)	Fr = Forward, S = Swap

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 28. Commitments and Contingencies

Direct guarantees held by third parties:

Garantías Directas

			Committed assets

					Accounting
Guarantee	Subsidiary	Type of guarantee	Type	Currency	value

Cía. de Telecomunicaciones de Chile	Enersis S.A.	Pledge	Promissory note UF	ThCh$	1,675
Public Works Bureau	Autopista del Sol	Complian. Operat. ctto. Conc		ThCh$	654,208
Banco Estado de Chile	Pehuenche S.A.	Chat. Mortg. Whithout conveyan	Equipment	ThCh$	12,030,211
Director Customs Office of Chile	Pehuenche S.A.	Bank bond		ThCh$	—
Director Customs Office of Chile	Pangue S.A.	Bill of exchange		ThCh$	64,675
Creditors Banks	Pangue S.A.	Mortgage and pledge	Real estate prop. and Equip	ThCh$	83,976,230
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	Facilities	ThCh$	76,193,289
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	Invest. Works of concession	ThCh$ ThCh$	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	Operation of concession	ThCh$ ThCh$	2,632,804
Tax Authorities of Chile	Celta S.A.	Bond	Bond	ThCh$	172,681
Banco Estado de Chile	Tunel el Melón	Pledge over 45% of income minim. guaranteed		ThCh$ ThCh$	1,351,074
FSA Inc	Infraestructura 2000 S.A.	Pledge	Shares	ThCh$	35,476,728
FSA Inc	Autopista del Sol	Pledge		ThCh$	22,580,871
Soc. de Energía de la Rep.Arg. S.A.	EASA	Pledge	Shares	ThCh$ ThCh$	68,033,383

			Pending balance
			at December 31,			Release of guarantees

Guarantee	Subsidiary	Type of guarantee	Currency	2001	2002	2003	2004	2005

Cía. de Telecomunicaciones de Chile	Enersis S.A.	Pledge	ThCh$	1,675	—	—	—	—
Public Works Bureau	Autopista del Sol	Complian. Operat. ctto. conc	ThCh$	654,208	654,208	—	—	—
Banco Estado de Chile	Pehuenche S.A.	Chat. Mortg. Whithout conveyan	ThCh$	2,518,131	935,922	—	12,030,211	—
Director Customs Office of Chile	Pehuenche S.A.	Bank bond	ThCh$	46,536	49,584	—	—	—
Director Customs Office of Chile	Pangue S.A.	Bill of exchange	ThCh$	60,699	64,675	—	64,675	—
Creditors Banks	Pangue S.A.	Mortgage and ledge	ThCh$	23,032,252	20,231,494	3,811,708	3,811,708	3,811,708
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	ThCh$	—	71,509,333	—	—	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	ThCh$ ThCh$	822,752	—	—	—	—
Public Works Bureau	Autop. Los Libertadores	Construction compliance concession contract	ThCh$ ThCh$	2,632,804	2,632,804	2,632,804	—	—
Tax Authorities of Chile	Celta S.A.	Bond	ThCh$	—	—	Según Op	—	—
Banco Estado de Chile	Tunel el Melón	Pledge over 45% of income minim. guaranteed	ThCh$ ThCh$	—	—	—	—	—
FSA Inc	Infraestructura 2000 S.A.	Pledge	ThCh$	—	—	—	—	—
FSA Inc	Autopista del Sol	Pledge	ThCh$	—	—	—	—
Soc. de Energía de la Rep.Arg. S.A.	EASA	Pledge	ThCh$ ThCh$	—	—	—	—	—

Indirect guarantees held by third parties:

			Committed assets

					Accounting
Guarantee	Subsidiary	Type of guarantee	Type	Currency	value

Chase Manhattan Bank	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
CitbanK N.A.	Endesa Chile International	Subsidiary	Guarantor	ThCh$	359,688,633
CitbanK N.A.	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
Midlanbank	Endesa Chile International	Subsidiary	Guarantor	ThCh$	5,668,452
B. Santander C. Hispano	Endesa Chile International	Subsidiary	Guarantor	ThCh$	110,922,308
J.P. Morgan and CSF Boston	Endesa Chile International	Subsidiary	Guarantor	ThCh$	109,731,747
Banco San Paolo	Endesa Chile International	Subsidiary	Guarantor	ThCh$	—
BNP	Endesa Chile International	Subsidiary	Guarantor	ThCh$	151,870,433
BBVA	Endesa Chile International	Subsidiary	Guarantor	ThCh$	151,870,433
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A	Subsidiary	Guarantor	ThCh$	49,098,687
B. Santander C. Hispano	Cía. Eléctrica Tarapacá S.A	Subsidiary	Guarantor	ThCh$	768,635
Chase Manhattan Bank	Cía. Eléctrica Tarapacá S.A	Subsidiary	Guarantor	ThCh$	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A	Subsidiary	Guarantor	ThCh$	32,967,603
ABN Amro Bank	Cía. Eléctrica Tarapacá S.A	Subsidiary	Guarantor	ThCh$	4,267,923
B. Estado de Chile and Santander	Autopista Del Sol S.A	Subsidiary	Guarantor	ThCh$	—
Chase Manhattan Bank	Endesa Colombia S.A	Subsidiary	Guarantor	ThCh$	205,521,266
B. Santander C. Hispano	Cía. Eléctrica Conosur S.A	Subsidiary	Guarantor	ThCh$	137,655,836
Banco de Santiago y de Chile	Autopista Del Sol S.A	Subsidiary	Guarantor	ThCh$	—

			Pending balance			Liberación de
			at December 31,			garantías

Guarantee	Subsidiary	Type of guarantee	Currency	2001	2002	2003	2004	2005	2006

Chase Manhattan Bank	Endesa Chile International	Subsidiary	ThCh$	39,711,918	—	—	359,688,633	—	—
CitbanK N.A	Endesa Chile International	Subsidiary	ThCh$	337,769,295	359,688,633	—	—	—	—
CitbanK N.A	Endesa Chile International	Subsidiary	ThCh$	25,177,959	—	—	—	—	—
Midlanbank	Endesa Chile International	Subsidiary	ThCh$	17,610,807	5,668,452	5,668,452	—	—	—
B. Santander C. Hispano	Endesa Chile International	Subsidiary	ThCh$	131,241,462	110,922,308	110,922,308	—	—	—
J.P. Morgan and CSF Boston	Endesa Chile International	Subsidiary	ThCh$	102,986,026	109,731,747	—	—	109,731,747	—
Banco San Paolo	Endesa Chile International	Subsidiary	ThCh$	67,508,298	—	—	—	—	—
BNP	Endesa Chile International	Subsidiary	ThCh$	129,594,668	151,870,433	151,870,433	—	—	—
BBVA	Endesa Chile International	Subsidiary	ThCh$	129,561,158	151,870,433	151,870,433	—	—	—
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	ThCh$	53,760,423	49,098,687	—	—	—	49,098,687
B. Santander C. Hispano	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	2,197,072	768,635	768,635	—	—	—
Chase Manhattan Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	2,744,283	—	—	—	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	37,143,610	32,967,603	—	—	—	32,967,603
ABN Amro Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	ThCh$	6,090,065	4,267,923	—	4,267,923	—	—
B. Estado de Chile and Santander	Autopista Del Sol S.A.	Subsidiary	ThCh$	53,417,472	—	—	—	—	—
Chase Manhattan Bank	Endesa Colombia S.A.	Subsidiary	ThCh$	182,078,243	205,521,266	205,521,266	—	—	—
B. Santander C. Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	ThCh$	124,119,900	137,655,836	—	—	—	37,655,836
Banco de Santiago y de Chile	Autopista Del Sol S.A.	Subsidiary	ThCh$	65,796,196	—	—	—	—	—

Litigation and other legal actions:

Enersis S.A. Individual

i.	On May 30, 2000 Pérez Companc S.A., today PECOM ENERGIA S.A. and PCI Power Edesur Holding Limited (together, “PECOM”) commenced an action against Endesa-Chile, Chilectra and Enersis (together, “Enersis Group”) before the Arbitration Court of the International Chamber of Commerce, Paris, France. PECOM has petitioned the court to either:

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

In 1998, Endesa-Chile transferred approximately US$300 million of transmission assets to Transelec pursuant to a capital increase of Transelec. During 2000, Endesa-Chile divested itself of Transelec (see “Item 4. Information on the Company-A. History and development of the company -Description of Business-Introduction-Sale of Transelec”).

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

ii.	Court: Superintendency of Energy and Fuels (SEC)
Process number : N/A
Cause : Appeal to set aside before the SEC for SEC Resolution N°719 dated April 24, 2000, which fined San Isidro ThCh$52,900 (150 UTA), for blackout on July 14, 1999.
Process status : Pending administrative resolution.
Amounts involved: Fine of ThCh$52,900 (150 UTA).

Compañía Eléctrica de Tarapacá S.A. — Celta

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Hidroeléctrica El Chocón S.A.

On December 28, 2000 the Federal Public Revenues Administration — General Tax Services (FPRA-GTS) notified Hidroeléctrica El Chocon S.A. that it owed ThCh$374,218 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroeléctrica El Chocón S.A. must pay ThCh$850,224 for related accrued interest calculated as of December 20, 2000. Hidroeléctrica El Chocón S.A. did not make these payments as it considered them relating to foreign source

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroeléctrica El Chocón S.A. ThCh$261,953 which Hidroeléctrica El Chocón S.A appealed by on February 20, 2001.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Central Hidroeléctrica de Betania S.A.

Tax contingencies

i.	- Presumptive income tax contingency — In 1997, 1998 and 1999 Betania was exempted from paying taxes under the presumptive income tax system — a system which calculates taxes payable on concepts other than net income — due to a regulation passed by the Administration of National Taxes (DIAN) in 1995. Since Betania had tax losses for those years, no taxes were paid. That regulation was modified in 1999, which resulted in Betania qualifying for the presumptive income tax system, which means that according the DIAN it should have paid taxes in 1997 and 1998 amounting to ThCh$25,118,828 (including interest in the amount of ThCh$10,524,298 and sanctions of ThCh$8,987,422). Betania

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

believes that the conclusions of DIAN were unfounded and, therefore on September 13, 2002 filed a complaint before the Administrative Court of Huila. Since then, DIAN has ruled against the petition to reconsider the income tax payable for 1997, while for the 1998 period, DIAN has yet to respond. As of December 31, 2002 Betania recorded a provision amounting to ThCh$6,521,895 to cover this contingency.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Loan agreements include clauses should the risk category of the debt expressed in US dollars fall below the “investment grade” level, according to the risk classification agency determining the applicable margin of the interest rate (which, for practical purposes hereof, is S & P). Should the long-term US dollar unsecured debt fall into a “non-investment grade” category, or below BBB — according to the nomenclature used by S & P, then, the obligation to prepay all the outstanding principal existing under these loans within the following sixty days, unless agreed upon otherwise by the parties, arises. At December 31, 2002, ThCh$1,052,045,040 (US$1,464 million) of the Company’s borrowings and ThCh$515,961,980 (US$718 million) of Endesa-Chile’s loan agreements, include compulsory prepayment clauses under the mentioned circumstances.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 30. Foreign Currencies

As of December 31, 2001 and 2002, foreign currency denominated assets and liabilities are as follows:

(a) Current assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Cash	UF	498,849	45,990
	Ch$	6,954,506	—
	US$	2,348,900	5,731,512
	Euro		2,139,191
	Yen	285	326
	$ Col	12,631,156	12,399,246
	Soles	1,884,656	1,273,600
	$ Arg	2,243,026	4,467,055
	Reales	11,087,418	22,127,958
Time deposits	US$	115,975,839	75,154,206
	$ Col	47,474,350	31,582,158
	Soles	852,201	4,856,855
	$ Arg	3,289,380	9,413,216
	Reales	10,521,464	24,620,459
Marketable securities	Ch$	4,823	4,822
	US$	198,249	1,264,075
	$ Col	—	274,393
Accounts receivable, net	UF	7,521,141	6,605,028
	Ch$	95,627,381	105,038,323
	US$	10,419,409	6,738,638
	$ Col	103,526,327	79,625,850
	Soles	30,682,183	35,764,701
	$ Arg	70,062,837	42,172,533
	Reales	232,409,714	182,894,651
Notes receivable	Ch$	3,037,324	2,125,118
	US$	763,309	1,108,267
	$ Arg	54,956	25,028
	Reales	1,827,741	1,872,936
Other receivables	UF	3,638,662	57,647
	Ch$	10,826,719	11,843,434
	US$	8,885,323	3,413,113
	$ Col	19,294,694	14,381,770
	Soles	7,008,783	10,462,278
	$ Arg	2,985,430	1,256,478
	Reales	18,544,773	20,201,788
	U.C	1,036,335	1,159,588

Subtotal		844,118,143	722,102,231

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Amounts due from related companies	Ch$	3,768,124	1,899,674
	US$	7,265,042	184,198,792
	$ Col	133,978	171,747
	Soles	477,881	499,562
	$ Arg	6,374,553	4,523,978
	Reales	—	4,105,082
Inventories, net	Ch$	44,895,120	35,357,403
	$ Col	12,827,697	8,864,940
	Soles	13,479,412	12,534,464
	$ Arg	4,913,469	1,958,287
	Reales	1,308,376	1,667,559
Income taxes recoverable	Ch$	33,613,125	27,521,833
	$Col	1,359,672	473,718
	Soles	214,438	229,625
	$ Arg	13,763,334	10,743,267
	Reales	8,559,533	15,467,533
Prepaid expenses and other	UF	810	—
	Ch$	668,627	928,209
	US$	3,372,247	2,570,012
	$ Col	167,469	124,219
	Soles	1,227,529	553,358
	$ Arg	962,081	479,327
	Reales	7,572,804	3,010,893
Deferred income taxes	Ch$	5,005,415	22,814,199
	$ Col	—	1,151,172
	$ Arg	1,722,188	7,429,959
	Reales	17,434,498	20,560,463
Other current assets	UF	127,694	693,297
	Ch$	15,498,661	43,131,732
	US$	110,876,213	38,147,413
	$ Col	—	888,202
	Soles		400,509
	$ Arg	472,013	3,001,474
	Reales	266,648	45,758,981

Subtotal		318,328,651	501,860,883

Total current assets		1,162,446,794	1,223,963,114

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(b) Property, plant and equipment

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Land	Ch$	42,596,302	41,451,908
	$ Col	31,886,463	34,137,051
	Soles	9,523,636	10,210,210
	$ Arg	9,540,763	9,940,165
	Reales	29,710,800	34,165,453
Buildings, infrastructure and work in progress	Ch$	3,647,155,601	3,750,803,720
	$ Col	3,012,920,159	3,259,152,642
	Soles	1,107,370,586	1,176,938,743
	$ Arg	1,539,453,777	1,643,686,859
	Reales	1,645,246,419	1,791,721,564
Machinery and equipment	Ch$	53,173,353	55,260,210
	$ Col	24,566,761	15,475,472
	Soles	419,732,507	457,417,069
	$ Arg	736,699,370	781,090,841
	Reales	588,968,367	669,114,911
Other plant and equipment	Ch$	85,747,968	119,396,976
	$ Col	8,340,278	4,099,024
	Soles	49,196,813	59,948,689
	$ Arg	159,950,550	161,835,159
	Reales	235,049,335	189,581,016
Technical appraisal	Ch$	26,643,651	25,917,954
	$ Col	64,759,545	73,406,012
	Soles	475,304,698	505,989,949
	Reales	130,917,038	135,331,492
Accumulated depreciation	Ch$	(1,493,173,888)	(1,570,010,403)
	$ Col	(563,059,689)	(709,129,647)
	Soles	(886,968,669)	(974,745,107)
	$ Arg	(880,473,038)	(1,213,704,900)
	Reales	(685,729,796)	(659,024,849)

Total property, plant and equipment		9,625,049,660	9,879,458,183

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c) Other assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Investments in related companies	Ch$	103,502,429	113,436,968
	US$	63,903,764	80,687,847
	$ Arg	41,815	39,342
Investments in other companies	Ch$	2,152,383	2,222,396
	$ Col	147,284,788	157,153,540
	Soles	11,516	12,271
	Reales	112,310	78,587
Goodwill, net	Ch$	840,970,393	790,045,684
	US$	247,066,350	6,974,876
	$ Col	26,569,990	50,492,939
	Soles	—	—
	$ Arg	—	—
	Reales	204,225,860	—
Negative goodwill, net	Ch$	(156,983)	(141,668)
	US$	(36,608,510)	(611,346)
	$ Col	(59,861,413)	(28,641,838)
	Soles	(72,563,419)	(2,694,795)
	Reales	(12,004,235)	(63,083,303)
Long-term accounts receivable	UF	8,228,092	1,522,452
	Ch$	2,963,790	2,049,474
	US$	25,698,682	7,137,749
	$ Col	4,283,328	6,552,426
	Soles	2,456,197	1,744,678
	$ Arg	2,016,092	2,098,185
	Reales	54,310,825	103,634,188
	U.C	1,946,556	1,111,361
Amounts due from related companies	Ch$	1,471,140	882,109
	US$	169,196,652	—
	Reales	—	16,058
Other assets	UF	3,661,762	2,961,502
	Ch$	37,004,148	92,875,289
	US$	44,408,302	23,091,955
	$ Col	43,811,194	38,697,375
	Soles	4,202,184	4,614,807
	$ Arg	921,919	8,899,892
	Reales	111,074,956	113,882,379

Total other assets		1,972,302,857	1,517,743,379

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(d) Total assets

		As of December 31,

Account	Currency	2001	2002

		ThCh$	ThCh$
Total assets by currency	UF	23,677,010	11,291,688
	Ch$	3,569,950,112	3,582,702,998
	US$	742,529,646	526,451,759
	Euro	—	525,982
	Yen	285	326
	$ Col	2,938,572,897	3,052,761,648
	Soles	1,165,780,722	1,306,348,863
	$ Arg	1,704,890,900	2,400,792,004
	Reales	2,611,414,848	1,738,018,459
	U.C	2,982,891	2,270,949

Total assets		12,759,799,311	12,621,164,676

(e) Current liabilities

		Within 90 days				91 days to 1 year

		As of December 31, 2001		As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

			Avg		Avg		Avg		Avg
	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Account		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
	$ Reaj	—	—	—	—	—	—	—	—
Short-term debt due to banks and financial institutions	$ no Reaj	2,364,209	4.62%	60,842,208	2.48%	—	—	2,346,203	2.48%
	US$	112,879,158	10.98%	113,666,867	8.14%	85,478,976	10.98%	112,613,976	8.14%
	Euro	2,943,675	4.35%	4,542,783	4.38%	—	—	—	—
	Yen	—	—	—	—	—	—	—	—
	$ Col	—	—	7,602,894	14.35%	11,282,293	15.00%	43,699,361	14.75%
	Soles	24,696,590	12.20%	37,190,394	8.68%	29,199,298	12.20%	14,525,801	4.07%
	$ Arg	22,748	6.80%	16,254,518	6.00%	—	—	3,018,304	6.00%
	Reales	32,143,117	15.50%	8,745,951	9.24%	—	—	—	—

	$ no Reaj	—	—	—	—	—	—	—	—
	$ no Reaj	—	—	—	2.21%	—	—	—	—
Current portion of long-term debt due to banks and financial institutions	$ Reaj	53,549,447	7.50%	313,051	8.73%	1,615,021	7.50%	1,426,181	8.73%
	US$	44,023,022	5.17%	207,929,156	3.24%	313,783,648	6.15%	332,582,264	3.24%
	Euro	—	—	—	—	3,624,390	4.26%	4,673,051	3.79%
	Yen	—	—	39,191,269	2.08%	395,184	0.90%	6,946,931	2.08%
	Soles	—	—	—	—	—	—	—	—
	$ Arg	1,896	8.60%	1,365,862	22.75%	—	—	655,929	1.75%
	Reales	5,638,384	15.50%	2,136,708	11.23%	1,342,452	15.50%	5,154,483	11.23%
	U.P	—	—	—	—	1,066,471	5.32%	1,195,763	5.32%
	Pound	—	—	—	—	394,123	5.38%	456,684	4.81%
	Other	—	—	—	—	102,691	4.44%	1,234,621	—

Promissory notes	$ Reaj	5,086,095	10.00%	122,129	10.00%	5,946,043	6.92%	—	—
	Soles	—	—	5,603,166	4.50%	—	—	7,464,219	4.50%
	Other	—	—	—	—	43,598,110	18.13%	—	—

Current portion of bonds payable	$ Reaj	—	—	—	—	12,866,910	5.80%	16,001,327	5.80%
	US$	—	—	—	—	32,236,441	7.06%	156,514,742	7.06%
	Euro	2,061,700	3.34%	—	—	—	—	303,740,866	3.34%
	$ Col	—	—	—	—	14,546,485	13.70%	13,501,963	13.70%
	Other	856,532	10.00%	1,161,436	7.28%	280,254	11.50%	7,581,010	13.70%

Current portion of long-term notes payable	$ no Reaj	—	—	—	—	90,293	—	—	—
	US$	18,039,328	7.40%	29,756,019	9.00%	8,450,719	7.20%	11,872,895	9.00%
	$ Arg	—	—	—	—	—	—	—	—
	Other	—	—	—	—	—	—	—	—

Dividends payable	$ no Reaj	484,283	—	428,445	—	1,426,171	—	972,422	—
	$ Col	—	—	8,285,187	—	—	—	—	—
	Soles	36,707	—	18,529	—	—	—	—	—
	$ Arg	1,444	—	—	—	—	—	—	—
	Reales	5,060,346	—	—	—	—	—	4,122,352	—
	Other	—	—	727,268	—	—	—	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

		Within 90 days				91 days to 1 year

		As of December 31, 2001		As of December 31, 2002		As of December 31, 2001		As of December 31, 2002

			Avg		Avg		Avg		Avg
	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Account		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
Accounts payable	$ no Reaj	48,354,696	—	54,262,880	—	4,328,842	—	5,812,077	9.00%
	US$	14,703,322	—	12,342,737	—	1,740,700	—	1,123,669	—
	Euro	137,924	—	—	—	—	—	—	—
	$ Col	20,517,413	—	27,173,942	—	8,982,460	—	—	—
	Soles	19,275,090	—	23,788,231	—	2,026,856	—	—	—
	$ Arg	44,832,831	—	26,949,437	—	—	—	—	—
	Reales	93,916,602	—	59,659,028	—	—	—	—	—
	Other	—	—	10,963,983	—	138,564	—	—	—

	$ no Reaj	—	—	—	—	—	—	—	—
Short-term notes payables	$ no Reaj	216	—	571	—	—	—	—	—
	Reales	45,428,854	—	1,056,663	16.89%	—	—	3,775,840	16.89%
	U.P	—	—	—	—	—	—

Miscellaneous payables	$ Reaj	—	—	—	—	84,334	—	—	—
	$ no Reaj	15,105,006	—	9,244,324	—	156,864	—	416,874	—
	US$	11,929,531	—	8,228,015	—	71,993	—	8,648,943	—
	$ Col	9,077,611	—	22,549,403	—	71,686	—	—	—
	Soles	3,185,984	—	5,838,886	—	—	—	11,338,473	—
	$ Arg	105,397	—	3,054	—	4,395	—	—	—
	Reales	13,531,642	—	6,773,826	—	—	—	—	—
	Other	—	—	375,753	—	—	—	—	—

Amounts payable to related companies	$ Reaj	17,289,294	—	11,465,695	—	—	—	—	—
	$ no Reaj	321,383	9.14%	532,618	—	—	—	—	—
	US$	528,537	8.49%	1,234,371	—	—	—	—	—
	$ Col	—	—	1,226,667	—	3,629,114	—	—	—
	Soles	1,837,477	—	857,426	—	—	—	—	—
	$ Arg	7,514,844	—	968,935	—	—	—	—	—

Accrued expenses	$Reaj	—	—	14,153	—	8,375	—	8,372	—
	$ no Reaj	16,211,086	—	12,393,170	—	20,763,097	—	28,578,032	—
	US$	—	—	101,572	—	186,815	—	89,246	—
	$ Col	5,127,068	—	13,279,185	—	3,219,760	—	—	—
	Soles	1,649,379	—	2,315,644	—	1,708,400	—	2,228,091	—
	$ Arg	4,531,574	—	2,133,800	—	—	—	—	—
	Reales	26,514,775	—	23,708,069	—	—	—	—	—
	Other	—	—	80,987	—	—	—	—	—

Withholdings	$ no Reaj	5,881,699	—	7,127,750	—	978,146	—	1,427,600	—
	$ Col	1,830,706	—	1,872,570	—	—	—	—	—
	Soles	2,534,964	—	5,113,011	—	—	—	—	—
	$ Arg	17,117,232	—	10,827,560	—	—	—	—	—
	Reales	25,614,845	—	29,114,712	—	—	—	—	—
	Other	—		2,556	—	—		—	—

Income tax payable	$ no Reaj	430,473	—	537,181	—	9,038,936	—	—	—
	$ Col	15,582,792	—	19,911,919	—	2,948,539	—	—	—
	Soles	158,987	—	683	—	5,765,990	—	2,638,436	—
	$ Arg	10,192,095	—	3,332,909	—	—	—	—	—
	Reales	33,165,210	—	1,110,901	—	—	—	—	—

Deferred income	$ Reaj	252,972	—	—	—	—	—	—	—
	$ no Reaj	1,497,876	—	5,816,007	—	3,680,493	—	2,856,011	—
	US$	411,679	—	—	—	5,471,544	—	—	—
	$ Col	—	—	413,656	—	—	—	—	—

Other current liabilities	$ Reaj	108,399,353	2.70%	3,317	—	7,108	—	5,769	—
	$ no Reaj	69,101	—	456,200	—	5,817,634	—	5,473,134	—
	US$	1,193,328	—	15,111,509	—	—	—	287,973	—
	$ Col	2,621,386	—	1,996,817	—	1,029,544	—	—	—
	Soles	45,345	—	50,146	—	5,718,123	—	—	—
	$ Arg	13,478,269	—	15,875,558	—	79	—	—	—
	Reales	12,004,488	—	20,281,534	—	—	—	—

Total current liabilities by currency	$ Reaj	184,577,161		11,918,345		20,527,792		17,441,649
	$ no Reaj	90,720,028		151,641,354		46,280,476		47,882,353
	US$	203,707,905		653,397,898		447,701,090		366,156,187
	Euro	5,143,299		4,542,783		3,624,390		308,413,917
	Yen	—		39,191,269		395,184		6,946,931
	$ Col	69,303,461		104,312,240		31,163,396		57,201,324
	Soles	54,277,055		81,937,552		44,418,667		38,325,899
	Reales	293,018,263		152,587,392		44,940,561		13,052,675
	$ Arg	97,798,330		77,711,633		4,474		3,674,233
	U.P	—		—		1,066,471		1,195,763
	Libra	—		—		394,123		456,684
	Others	—		12,150,547		241,255		1,234,621

Total current liabilities		998,545,502		1,289,391,013		640,757,879		861,982,236

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(f) Long-term liabilities, December 31, 2002

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

		Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate
Account	Currency	ThCh$	%	M$	%	ThCh$	%	ThCh$	%

Due to banks and financial institutions	$ Reaj	53,700,248	3.66%	2,936,985	3.66%	—	—	—	—
	US$	1,332,607,989	3.19%	103,695,317	3.19%	70,749,821	3.19%	6,352,189	3.19%
	Euro	245,960	4.13%	—	—	—	—	—	—
	Yen	8,981,104	1.96%	—	—	—	—	—	—
	$ Arg	3,687,048	1.75%	1,843,524	1.75%	6,440,033	1.75%	—	—
	Reales	81,665,150	17.11%	1,612,832	11.23%	14,551,393	11.23%	201,601	11.23%
	U.P	1,189,530	5.32%	—	—	—	—	—	—
	Libra	877,946	4.81%	—	—	—	—	—	—

Bonds payable	$ Reaj	—	—	100,464,720	6.20%	68,867,443	6.00%	159,331,186	6.00%
	US$	337,746,700	7.00%	352,118,900	8.06%	287,444,000	8.50%	622,338,537	8.06%
	Euro	—	—	—	—	—	—	—	—
	$ Col	—	—	33,173,871	14.35%	77,979,287	14.35%	—	—
	Soles	53,520,562	7.19%	3,859,972	7.19%	1,000,390	7.19%	—	—

Long-term notes payable	US$	44,459,671	7.50%	41,870,347	7.50%	59,468,978	7.50%	—	—
	Reales	61,538,872	9.50%	4,601,606	9.50%	8,700,083	9.50%	247,133	9.50%

Accounts payable	$ Reaj	—	—	—	—	—	—	161,781	—
	$ no Reaj	2,130,335	—	—	—	—	—	50,546	—
	US$	7,144,040	—	—	—	10,535,563	9.48%	—	—
	Reales	2,584,264	—	—	—	—	—	—	—

Amounts payable to related companies			—		—		—		—
	$ Reaj	988,291,605	3.33%	—	—	—	—	—	—
	$ Col	—	—	—	—	—	—	—	—

Accrued expenses	$ Reaj	—	—	57,281	—	—	—	—	—
	$ no Reaj	3,496,393	—	3,256,075	—	7,608,279	—	7,451,115	—
	US$	3,732,305	—	—	—	—	—	—	—
	$ Col	—	—	—	—	—	—	67,686,226	—
	Reales	839,764	—	81,582,060	—	2,099,410	—	49,113,709	—

Deferred income taxes	$ no Reaj	9,390,063	—	3,745,511	—	13,997,687	—	28,873,945	—
	$ Col	—	—	—	—	—	—	3,588,783	—
	Soles	—	—	1,224,714	—	—	—	—	—
	$ Arg	197,179	—	131,452	—	591,537	—	—	—
	Reales	—	—	—	—	—	—	—	—

Other long-term liabilities	$ Reaj	10,805	—	10,015	—	467,614	10.10%	—	—
	$ no Reaj	4,264,255	4.55%	14,800,247	4.55%	4,683,227	—	13,681,297	4.55%
	US$	38,021,057	—	—	—	—	—	—	—
	Soles	4,611,282	—	256,932	—	2,213,674	—	—	—
	$ Arg	7,456,475	—	114,044	—	—	—	—	—
	Reales	13,384,938	—	—	—	—	—	—	—

Total long-term liabilities by currency	$ Reaj	1,042,002,658		103,469,001		69,335,057		159,492,967
	$ no Reaj	19,281,046		21,801,833		26,289,193		50,056,903
	US$	1,763,711,762		497,684,564		428,198,362		628,690,726
	Euro	245,960		—		—		—
	Yen	8,981,104		—		—		—
	$ Col	—		33,173,871		77,979,287		71,275,009
	Soles	58,131,844		5,341,618		3,214,064		—
	$ Arg	11,340,702		2,089,020		7,031,570		—
	Reales	160,012,988		87,796,498		25,350,886		49,562,443
	U.P	1,189,530		—		—		—
	Libra	877,946		—		—		—
	Other	—		—		—		—

Total long-term libilities		3,065,775,540		751,356,405		637,398,419		959,078,048

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(g) Long-term liabilities, December 31, 2001

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

		Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate	Amount	Avg Rate
Account	Currency	ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%

Due to banks and financial institutions	UF	37,847,407	7.44	20,181,502	6.93	—	—	—	—
	US$	1,627,504,159	4.01	137,113,532	4.01	82,407,322	4.04	20,913,779	1.75
	Yen	782,417	0.90	391,208	0.90	—	—	—	—
	Reales	15,012,070	12.00	2,521,157	12.00	4,409,782	10.93	1,154,746	10.93
	U.P	2,056,583	5.32	—	—	—	—	—	—
	Libra	743,571	5.38	371,786	5.38	—	—	—	—
	Other	195,548	4.44	97,774	4.44	—	—	—	—
Bonds payable	UF	19,905,268	6.30	123,534,041	6.30	54,429,823	6.30	48,202,431	6.30
	US$	196,325,358	7.90	249,540,469	7.90	242,796,132	7.90	934,156,095	7.90
	Euro	257,094,126	3.34	—	—	—	—	—	—
	$ Col	—	—	130,064,199	13.70	—	—	—	—
	Soles	—	—	36,033,266	7.50	—	—	—	—
Notes payable	US$	55,606,642	7.13	42,364,204	7.13	71,079,080	7.13	14,706,614	7.13
	Reales	35,644,558	10.27	4,590,609	10.27	9,974,947	10.27	—	—
Accounts payable	UF	77,590	—	—	—	—	—	181,599	—
	Ch$	2,122,540	—	—	—	—	—	18,406	—
	US$	23,496,465	6.50	—	—	—	—	—	—
	$ Col	443,215	—	—	—	—	—	—	—
	Reales	8,407,133	—	—	—	—	—	—	—
Amounts payable to related parties	UF	984,980,016	4.90	—	—	—	—	—	—
	US$	16,727,142	7.07	—	—	—	—	—	—
Accrued expenses	Ch$	2,466,172	—	2,499,291	—	4,888,461	—	6,405,087	9.50
	$ Col	—	—	16,984,432	—	—	—	40,734,446	—
	Reales	8,935,898	10.00	143,792,604	10.00	1,785,890	10.00	5,896,656	10.00
Deferred income taxes	Ch$	10,254,481	—	5,471,684	—	13,704,756	—	6,629,043	—
Reimbursabe employee taxes	UF	7,527	—	9,108	—	480,589	10.00	—	—
	Ch$	4,368,898	—	2,133,845	—	886,535	—	2,388,266	—
	Soles	3,112,468	—	362,744	—	2,022,283	—	—	—
Other liabilities	UF	507	—	—	—	—	—	—	—
	Ch$	10,664,329	—	1,116,412	—	2,473,437	—	—	—
	Soles	3,053,568	—	—	—	—	—	—	—
	$ Arg	8,743,924	—	1,494,952	—	1,637,101	—	—	—
	Reales	751,115	—	—	—	—	—	—	—
Total long-term liabilities By currency	UF	1,042,818,315		143,724,651		54,910,411		48,384,031
	Ch$	29,876,420		11,221,232		21,953,189		15,440,802
	US$	1,919,659,972		429,018,205		396,282,535		969,776,488
	Euro	257,094,126		—		—		—
	Yen	782,417		391,208		—		—
	$ Col	443,215		147,048,631		—		40,734,446
	Soles	6,166,036		36,396,010		2,022,283		—
	$ Arg	8,743,924		1,494,952		1,637,101		—
	Reales	68,750,774		150,904,370		16,170,620		7,051,403
	U.P	2,056,583		—		—		—
	Libra	743,571		371,786		—		—
	Other	195,548		97,774		—		—

Total long-term liabilities		3,337,330,901		920,668,819		492,976,139		1,081,387,170

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

Such special adjustments and charges have no impact on the Company’s cash flow and will be reflected in Enersis’ 2002 financial statements. The special adjustments and charges made as well as the provisions made at November 30, 2002, are detailed as follows: (the figures shown correspond to the impact on Enersis S.A.’s financial statements):

Generation:
Brazil	US$60 million
Argentina	US$23 million
Total Generation	US$83 million

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Distribution:
Brazil	US$255 million
Argentina	US$26 million
Total distribution	US$281 million

Services:
Chile	US$23 million
Total services:	US$23 million

Total adjustment	US$387 million

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infraestructura 2000 S.A. does meet the conditions for discontinued operations because it has distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after it is sold. The Rio Maipo facility was classified as “held for sale” on December 31, 2002. In April, 2003, the Company sold facility. In accordance with SFAS 144, the Company determined that the Rio Maipo did not must the criteria to be classified as a discontinued operations as of the Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa — Chile. The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (bb) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(bb)	Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	For the year ended December 31,

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	95,661,404	42,154,033	(223,748,087)
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	2,597,035	1,899,779	3,336,808
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(1,459,538)	(1,845,429)	(5,455,684)
Amortization of intangibles (paragraph d)	1,373,576	191,035	121,840
Deferred income taxes (paragraph e)	(69,517,707)	(28,618,834)	(21,149,128)
Pension and post-retirement benefits (paragraph g)	(11,014,880)	3,738,634	23,130,027
Investments in related companies (paragraph h)	—	(18,119,651)	20,860,935
Amortization and impairment of goodwill (paragraph i)	(7,541,119)	(1,099,881)	(94,035,842)
Amortization of negative goodwill (paragraph j)	(19,035,079)	(26,903,634)	(82,314,299)
Capitalized interest and exchange differences (paragraph k)	34,392,221	4,887,915	(32,529,417)
Accumulated deficit during the development stage (paragraph l)	156,769	(411,369)	(5,830,512)
Capitalized general and administrative expenses (paragraph n)	(1,614,199)	(126,967)	1,958,425
Involuntary employee termination benefits (paragraph o)	(2,693,048)	(8,797)	(347,089)
Adjustment in selling price of investment (paragraph p)	133,953	(76,429)	4,491,313
Elimination of amortization of capitalized legal reserve (paragraph q)	(3,338,239)	591,479	903,367
Amortization of organizational and start-up costs (paragraph r)	821,187	3,960,274	5,365,083
Derivative instruments (paragraph t)	—	65,189,655	(78,076,325)
Fair value of long-term debt assumed (paragraph u)	133,411	(174,229)	(91,559)
Sale of subsidiaries (paragraph v)	21,574,004	—	—
Deferred income (paragraph w)	(3,212,407)	165,419	274,829
Regulated assets (paragraph x)	—	(41,903,240)	(51,237,932)
Reorganization of subsidiaries (paragraph y)	—	—	(319,781)
Asset held for sale (paragraph z)	—	—	(887,241)
Reclassification of discontinued operations (paragraph aa)	(161,966)	(358,538)	(148,617)
Effects of minority interest on the U.S. GAAP adjustments	58,059,875	(4,203,667)	127,629,376
Deferred tax effects on the U.S GAAP adjustments	(21,143,846)	(17,138,430)	78,023,974
Reclassification extraordinary gain	—	(24,112,843)	—

Net income (loss) in accordance with U.S. GAAP before effect of discontinued operations, extraordinary gain and cumulative effect of change in accounting principle	74,171,407	(42,323,715)	(330,075,536)

Income from discontinued operations net of taxes and minority interest (paragraph aa)	260,000	284,410	165,119

Net income (loss) in accordance with U.S. GAAP before effect of extraordinary gain and cumulative effect of change in accounting principle	74,431,407	(42,039,305)	(329,910,417)

Extraordinary gain (net of taxes)		24,112,843
Net income (loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle	74,431,407	(17,926,462)	(329,910,417)

Cumulative effect of change in accounting principle, net of the tax and minority interest	—	21,015,045	—

Net income (loss) in accordance with U.S. GAAP	74,431,407	3,088,583	(329,910,417)

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP	1,336,996	19,459,326	20,596,914
Cumulative translation adjustment related to U.S GAAP adjustments	(4,410,079)	(3,494,198)	(12,536,493)

Comprehensive income (loss) in accordance with U.S.GAAP	71,358,324	19,053,711	(321,849,996)

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,214,561,981	1,005,580,294
Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(17,254,120)	(14,150,945)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	763,072	(3,065,017)
Intangibles (paragraph d)	(1,218,399)	(1,096,559)
Deferred income taxes (paragraph e)	(244,411,924)	(277,953,317)
Pension and post-retirement benefits (paragraph g)	(48,110,011)	(29,532,561)
Investments in related companies (paragraph h and paragraph z)	(17,385,748)	4,286,240
Goodwill (paragraph i)	326,090,688	236,394,374
Negative goodwill (paragraph j)	(205,876,773)	(298,291,399)
Capitalized interest and exchange differences (paragraph k)	44,949,920	16,939,438
Minimum dividend (paragraph m)	(12,646,210)	—
Capitalized general and administrative expenses (paragraph n)	(27,225,414)	(25,675,535)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	412,753	92,700
Adjustment in selling price of investment (paragraph p)	(4,215,211)	—
Elimination of capitalized legal reserve (paragraph q)	(9,378,001)	(9,362,051)
Amortization organizational and start-up costs (paragraph r)	(39,325,555)	(37,681,753)
Derivative instruments (paragraph t)	210,367,650	149,900,318
Fair value of long-term debt assumed (paragraph u)	1,357,440	1,265,881
Reorganization of subsidiaries (paragraph y)	5,997,065	6,070,100
Asset held for sale (paragraph z)	—	(887,241)
Deferred income (paragraph w)	(3,391,114)	(3,437,112)
Regulated assets (paragraph x)	(41,903,240)	(97,106,372)
Effects of minority interest on the U.S GAAP adjustments	96,667,003	225,171,613
Elimination of result of discontinuing operations	—	724,763
Deferred tax effects on the U.S. GAAP adjustments	(74,152,019)	(2,715,812)

Shareholders’ equity in accordance with U.S. GAAP	1,154,673,833	845,470,047

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Shareholders equity in accordance with U.S. GAAP — January 1,	1,131,339,028	1,154,673,833
Dividends paid during the year	(15,426,129)	—
Reversal of dividends payable as of previous balance sheet date	28,698,421	12,646,210
Minimum dividend (paragraph m)	(12,646,210)	—
Cumulative translation adjustment	15,965,128	8,060,421
Reorganization of subsidiaries (paragraph y)	3,655,011	—
Net income (loss) in accordance with U.S. GAAP for the year	3,088,584	(329,910,417)

Shareholders equity in accordance with U.S.GAAP-December 31,	1,154,673,833	845,470,047

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

II. Additional disclosure requirements:

(a)	Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2001 and 2002, respectively:

	As of December 31,

	2001	2002

	ThCh$	ThCh$
Goodwill	1,652,861,416	1,235,470,632
Less: accumulated amortization	(334,028,823)	(387,957,133)

Goodwill, net	1,318,832,593	847,513,499

Negative goodwill	(382,125,693)	(342,816,906)
Less: accumulated amortization	200,931,133	247,643,956

Negative goodwill, net	(181,194,560)	(95,172,950)

(b)	Basis and diluted earnings per share:

	For the year ended December 31,

	2000	2001	2002

	Ch$	Ch$	Ch$
Chilean GAAP (loss) earnings per share	13.32	5.08	(26.99)
U.S. GAAP (loss) earnings per share:
U.S. GAAP (loss) earnings per share before effect of discontinued operations, extraordinary gain and cumulative effect of change in accounting principle	10.33	(5.10)	(39.81)
Discontinued operations (net of tax)	0.04	0.03	0.02
U.S. GAAP (loss) earnings per share before effect of extraordinary gain and cumulative effect of change in accounting principle	10.37	(5.07)	(39.79)
Extraordinary gain (net of tax)	—	2.91	—
U.S. GAAP (loss) earnings per share before cumulative effect of change in accounting principle	10.37	(2.16)	(39.79)
Cumulative effect of change in accounting principle (net of tax)	—	2.53	—
Basic and diluted U.S. GAAP (loss) earnings per share	10.37	0.37	(39.79)
Weighted average number of common shares outstanding (000’s)	7,180,409	8,291,020	8,291,020

(1)	The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(c)	Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is a follows:

	2000

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP (1)	65,016,882	38,213,657	1,288,064	21,480,003	33,103,382	321,727	159,423,715
Deferred income taxes as determined under Chilean GAAP	(8,963,932)	661,396	16,646,200	(23,941,812)	(1,705,564)		(17,303,712)

Total income tax provision under Chilean GAAP	56,052,950	38,875,053	17,934,264	(2,461,809)	31,397,818	321,727	142,120,003

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No 109	9,209,924	(5,563,761)	10,295,909	54,698,116	877,519	—	69,517,707
Deferred tax effect of adjustments to U.S. GAAP	(331,518)	5,685,557	78,602	15,804,001	—	—	21,236,642

Total U.S. GAAP adjustments	8,878,406	121,796	10,374,511	70,502,117	877,519	—	90,754,349

Total Income tax provision under U.S. GAAP	64,931,356	38,996,849	28,308,775	68,040,308	32,275,337	321,727	232,874,352

	2001

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP (1)	12,794,860	45,203,098	8,212,337	22,660,803	31,499,043	71,781	120,441,922
Deferred income taxes as determined under Chilean GAAP	6,062,958	2,397,955	13,173,620	(13,678,191)	172,468	—	8,128,810

Total income tax provision under Chilean GAAP	18,857,818	47,601,053	21,385,957	8,982,612	31,671,511	71,781	128,570,732

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No 109	994,832	23,387,331	690,007	3,382,515	164,149	—	28,618,834
Deferred tax effect of adjustments to U.S. GAAP	(2,963,740)	3,033,510	(776,899)	(6,378,222)	24,355,649	—	17,270,298
Deferred tax effect of comulative effect of change in accounting principle	(1,841,380)	41,529,856	214,348	(203,244)	6,876,341	—	46,575,921

Total U.S. GAAP adjustments:	(3,810,288)	67,950,697	127,456	(3,198,951)	31,396,139	—	92,465,053

Total Income tax provision under U.S. GAAP	15,047,530	115,551,750	21,513,413	5,783,661	63,067,650	71,781	221,035,785

	2002

	Chile	Argentina	Perú	Brazil	Colombia	Other	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	13,292,208	(62,123)	12,661,339	2,602,883	45,248,145	—	73,742,452
Deferred income taxes as determined under Chilean GAAP	3,214,739	(34,075,899)	30,322,409	(5,879,658)	(1,307,058)	—	(7,725,467)

Total income tax provision under Chilean GAAP	16,506,947	(34,138,022)	42,983,748	(3,276,775)	43,941,087	—	66,016,985

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No 109	2,298,780	(30,426,372)	21,488,911	24,299,705	3,488,104	—	21,149,128
Deferred tax effect of adjustments to U.S. GAAP	(13,217,783)	13,786,982	(21,585,415)	(20,363,366)	(36,644,392)	—	(78,023,974)

Total U.S. GAAP adjustments:	(10,919,003)	(16,639,390)	(96,504)	3,936,339	(33,156,288)	—	(56,874,846)

Total Income tax provision under U.S. GAAP	5,587,944	(50,777,412)	42,887,244	659,564	10,784,799	—	9,142,139

(1)	The income tax provisions under Chilean GAAP for the years ended December 31, 2000 and 2001 are stated net of income tax recovery of ThCh$4,207,583 and ThCh$8,116,807.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized s follows:

	As of December 31, 2001			As of December 31, 2002

	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets
Property, plant and equipment	6,976,342	4,386,013	11,362,355	6,032,020	13,837,806	19,869,826
Regulated assets and related deferred cost (conpanies in Brazil)		14,247,101	14,247,101		33,016,167	33,016,167
Negative goodwill		8,406,250	8,406,250		22,148,453	22,148,453
Allowance for doubtful accounts	38,334,751		38,334,751	32,217,765		32,217,765
Actuarial deficit (companies in Brazil)	7,487,563		7,487,563	6,766,431		6,766,431
Deferred income	2,507,334	1,152,980	3,660,314	2,746,091	1,168,618	3,914,709
With-holdings	2,164,150		2,164,150	3,252,750		3,252,750
Provision real estate projects	—		—	2,656,047		2,656,047
Derivative contracts	1,003,760	7,555,125	8,558,885	584,992	8,998,383	9,583,375
Severance indemnities	4,166		4,166	5,248	415,266	420,514
Vacation accrual	1,395,215		1,395,215	1,211,297		1,211,297
Post retirement benefits	499,032	16,365,659	16,864,691	1,627,336	10,850,823	12,478,159
Tax loss carryforwards (1)	80,072,911		80,072,911	116,468,223		116,468,223
Contingencies	46,795,319		46,795,319	50,931,732		50,931,732
Finance costs	194,771		194,771	117,034		117,034
Salaries for construction-in progress	5,843,294		5,843,294	3,926,807	5,583,440	9,510,247
Exchange difference -subsidiaries	—		—	5,155,480		5,155,480
Valuation allowance	(3,322,326)		(3,322,326)	(3,448,901)		(3,448,901)

Total deferred income tax assets	189,956,282	52,113,128	242,069,410	230,250,352	96,018,956	326,269,308

Deferred income tax liabilities
Negative goodwill		1,927,532	1,927,532			—
Property, plant and equipment	388,356,194	6,019,514	394,375,708	459,271,816	5,229,011	464,500,827
Severance indemnities	1,954,040		1,954,040	814,241		814,241
Intangibles	24,954		24,954	—		—
Regulated assets	—		—	3,828,000		3,828,000
Deferred charges	1,510,731		1,510,731	—		—
Actuarial deficit (companies in Brazil)	5,570,625		5,570,625	2,301,708		2,301,708
Finance costs	8,304,618		8,304,618	13,755,855		13,755,855
Derivative contracts	512,289	86,306,393	86,818,682	—	69,744,951	69,744,951
Bond discount	2,126,014		2,126,014	1,871,635		1,871,635
Cost of studies	4,675,640		4,675,640	7,972,554		7,972,554
Imputed interest on construction	4,830,117		4,830,117	4,863,433		4,863,433
With-holdings	5,659		5,659	198,638		198,638
Materials used	3,349,399		3,349,399	1,086,289		1,086,289
Hid. El Chocón investment	119,374		119,374	2,897,791		2,897,791
Capitalized expenses	5,059,362		5,059,362	3,883,070		3,883,070
Capitalized interest		26,738,515	26,738,515		20,896,091	20,896,091
Post retirement benefits	559	8,255	8,814	1,033	525,304	526,337
Contingencies	10,311,653		10,311,653	13,767,462		13,767,462
Others		229,961	229,961		2,339,411	2,339,411
Differences between the financial and tax value of Río Maipo S.A.	—		—	1,475,222		1,475,222

Total deferred income tax liabilities	436,711,228	121,230,170	557,941,398	517,988,747	98,734,768	616,723,515

Net deferred assets (liabilities)	(246,754,946)	(69,117,042)	(315,871,988)	(287,738,395)	(2,715,812)	(290,454,207)

(1)	Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

•	Distribution — Operating Revenues

Revenue is recognized when energy and power is provided at rates specified under contract terms or prevailing market rates.

•	Distribution — Non Operating Revenues

Revenue is recognized as services are provided, such as public light posts, telephone poles, and other services related to distribution services.

•	Engineering Services and Real Estate

Revenue is recognized as services are provided, or when projects are sold.

•	Corporate and Other

Revenue is recognized as services are provided, or when supplies or equipment are sold.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

			Engineering
			services and	Corparate
2000	Generation	Distribution	real estate	and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	700,831,148	1,972,978,680	47,820,038	35,417,231		2,757,047,097
Intersegment sales	236,819,167	29,428,862	32,294,269	25,803,150	(324,345,448)

Total revenues	937,650,315	2,002,407,542	80,114,307	61,220,381	(324,345,448)	2,757,047,097

Operating income	266,929,009	271,970,486	14,955,921	(8,807,981)	7,702,184	552,749,619

Participation in net income of affialate companies			3,556	73,197		76,753

Depreciation and amortization	169,553,126	243,552,307	1,264,335	49,658,881	(266,434)	463,762,215

Identifiable assets including investment in related companies	6,016,567,836	6,005,278,026	143,109,885	4,729,152,140	(5,138,754,125)	11,755,353,762

Capital expenditures	89,662,770	250,520,763	1,028,999	1,796,973		343,009,505

			Engineering
			services and	Corparate
2001	Generation	Distribution	real estate	and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	836,144,871	2,126,128,164	35,046,655	62,061,071		3,059,380,761
Intersegment sales	209,134,449	43,705,715	28,336,648	30,562,731	(311,739,543)

Total revenues	1,045,279,320	2,169,833,879	63,383,303	92,623,802	(311,739,543)	3,059,380,761

Operating income	347,975,163	386,500,673	10,133,274	(4,545,293)	14,479,950	754,543,767

Participation in net income of affialate companies	(10,355,056)			(343,742)		(10,698,798)

Depreciation and amortization	150,091,696	260,276,949	1,241,298	56,491,985	(266,433)	467,835,495

Identifiable assets including investment in related companies	6,361,571,367	6,310,062,578	135,386,583	4,945,729,831	(4,992,951,048)	12,759,799,311

Capital expenditures	(52,972,422)	(287,990,889)	(415,494)	(174,931)		(341,553,736)

			Engineering
			services and	Corparate
2002	Generation	Distribution	real estate	and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	724,708,753	1,712,052,829	34,157,580	14,954,058		2,485,873,220
Intersegment sales	213,390,398	50,057,741	71,166,328	42,859,584	(377,474,051)

Total revenues	938,099,151	1,762,110,570	105,323,908	57,813,642	(377,474,051)	2,485,873,220

Operating income	336,622,006	183,495,124	13,379,302	(111,044)	(741,027)	532,644,361

Participation in net income of affiliate companies	8,541,745			(277,962)		8,263,783

Depreciation and amortization	221,359,385	512,547,464	1,411,217	110,822,164	12,816,588	858,956,818

Identifiable assets including investment in related companies	6,524,201,396	6,105,423,113	140,950,745	4,294,946,364	(4,444,356,942)	12,621,164,676

Capital expenditures	134,858,115	181,859,234	755,092	443,002		317,915,443

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

     A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2000
Total revenues	699,239,131	759,355,551	233,989,079	634,011,382	430,451,955	2,757,047,098

Long lived assets (net) (1)	2,803,069,054	1,440,626,633	1,064,776,614	1,254,692,103	2,381,648,403	8,944,812,807

2001
Total revenues	805,112,327	827,352,863	265,489,142	691,658,117	469,768,312	3,059,380,761

Long lived assets (net) (1)	2,365,838,917	1,562,886,168	1,173,962,317	1,944,053,053	2,578,309,204	9,625,049,659

2002
Total revenues	799,462,080	297,634,006	292,427,127	624,290,007	472,060,000	2,485,873,220

Long lived assets (net) (1)	2,374,734,591	1,551,821,292	1,235,792,237	2,039,631,354	2,677,478,709	9,879,458,183

(1)	Long-lived assets include property, plant and equipment.

(f)	Concentration of risk:

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result such fair value amounts are subject to significant volatility and are highly dependent on the qualify of the assumptions used.

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	As of December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	37,648,796	37,648,796	48,184,878	48,184,878
Time deposits	178,113,234	178,113,234	145,626,894	145,626,894
Marketable securities	203,072	203,072	1,543,290	1,543,290
Accounts receivable	550,248,992	550,248,992	458,839,724	458,839,724
Notes receivable, net	12,018,206	12,018,206	5,131,349	5,131,349
Other accounts receivable, net	65,885,843	65,885,843	62,776,096	62,776,096
Amounts due from related companies	188,687,370	188,687,370	196,297,002	196,297,002
Long-term accounts recievable	101,903,562	101,903,562	125,850,513	125,850,513
Accounts payable and other	(265,964,525)	(265,964,525)	(236,630,187)	(236,630,187)
Notes payable	(279,395,725)	(279,395,725)	(225,719,764)	(225,719,764)
long-term debt	(6,232,523,988)	(6,191,284,245)	(6,377,392,540)	(6,342,731,573)
Derivatives instruments	(79,982,358)	130,385,292	128,686,537	128,686,537

(k)	Derivative instruments

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	Pension Benefits		Other Benefits

	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$
Changes in benefit (obligations)
Benefit (obligations) at January 1	(127,276,623)	(158,318,450)	(5,630,758)	(18,790,555)
Price-level restatement	3,826,939	4,141,331	136,056	468,722
Foreign exchange effect		(15,743,272)	(2,514,206)	—
Net periodic expense	(14,783,599)	(13,649,465)	(12,326,341)	(18,982,900)
Benefits paid	1,130,278	14,647,166	906,077	(170,245)
Company contributions	8,250,286	32,554,873	—	4,029,429

Benefit (obligations) at December 31	(144,595,992)	(123,138,751)	(16,914,966)	(33,445,549)

Funded Status of the Plans
Proyected Benefit Obligation	(224,243,937)	(208,863,000)	(19,442,624)	(33,293,198)
Fair value of the plan’s assets	93,527,895	93,196,829

Funded Status	(130,716,041)	(115,666,171)	(19,442,624)	(33,293,198)
Unrecognized loss	(30,531,801)	(17,138,790)	—	(13,056,708)
Unrecognized net transition obligation	16,651,850	9,666,203	2,527,658	12,904,357

Net liability recorded under U.S. GAAP	(144,595,992)	(123,138,758)	(16,914,966)	(33,445,549)

Adjustment required to reflect minimum liability:

Additional minimum liability	(291,282)	(2,299,601)
Intangible asset	291,282	2,299,601

Balance of additional liability	—	—

Pension
Benefits
Change in the plan assets	2002

ThCh$
Fair value of plans assets, January 1	86,445,632
Foreign exchange effect	(19,338,142)
Actual return on the plan assets	28,063,671
Employer contributions	13,665,577
Plan participant contributions	4,110,398
Benefits paid	(19,750,307)

Fair value of plans assets, December 31	93,196,829

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	Pension Benefits			Other Benefits

Assumptions as of December 31	2000	2001	2002	2000	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Discount rate	15.0%	12.2%	12.97%	9.5%	11.8%	11%
Salary increase	9.6%	7.0%	6.86%	—	—	—
Return on plan assets	10.4%	10.4%	10.96%	—	—	—
Components of net periodic
Benefits expenses
Service cost	(748,873)	(697,719)	(905,752)	1,272,083	(11,129,179)	(4,407,258)
Interest cost	(16,106,429)	(23,595,153)	(13,605,434)	(716,812)	(986,524)	(2,586,994)
Expected return on assets	1,026,865	15,826,320	6,541,907	—	—
Amortization gain (loss)	6,101,489	(3,838,806)	(4,040,437)	—	—	(10,120,907)
Amortization of transition asset	(1,482,653)	(2,478,241)	(1,639,750)	217,167	(210,638)	(1,867,741)

Net periodic expenses	(11,209,601)	(14,783,599)	(13,649,466)	772,438	(12,326,341)	(18,982,900)

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

	2000

		Effect of U.S. GAAP
	Chilean GAAP	adjustments on
	cumulative	cumulative	Accumulated other
	translation	translation	comprehensive
	adjustment	adjustment	income (loss)

	ThCh$	ThCh$	ThCh$
Beginning balance	8,454,732	4,135,642	12,590,374
Credit (charge) for the period	1,336,996	(4,410,079)	(3,073,083)

Ending balance	9,791,728	(274,437)	9,517,291

	2001

		Effect of U.S. GAAP
	Chilean GAAP	adjustments on
	cumulative	cumulative	Accumulated other
	translation	translation	comprehensive
	adjustment	adjustment	income (loss)

	ThCh$	ThCh$	ThCh$
Beginning balance	9,791,728	(274,437)	9,517,291
Credit (charge) for the period	19,459,327	(3,494,199)	15,965,128

Ending balance	29,251,055	(3,768,636)	25,482,419

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	2002

		Effect of U.S. GAAP
	Chilean GAAP	adjustments on
	cumulative	cumulative	Accumulated other
	translation	translation	comprehensive
	adjustment	adjustment	income (loss)

	ThCh$	ThCh$	ThCh$

Beginning balance	29,251,055	(3,768,636)	25,482,419
Credit (charge) for the period	20,596,914	(12,536,493)	8,060,421

Ending balance	49,847,969	(16,305,129)	33,542,840

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2002, by country of operation is as follows:

	Goodwill

	January 1,		Translation		December 31,
	2002 (1)	Acquisitions	adjustment	Impairment	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	998,343,122	3,333,940	—	(1,713,130)	999,963,932
Argentina	83,196,029	—	6,624,271	(89,820,300)	—
Brazil	482,974,835	—	25,871,748	(508,846,583)	—
Colombia	60,415,564	—	2,225,133	—	62,640,697
Peru	19,993,731	—	1,309,513	—	21,303,244

Total	1,644,923,281	3,333,940	36,030,665	(600,380,013)	1,083,907,873

(1)	In thousands of constant Chilean pesos as of December 31, 2002, using exchange rate of Ch$718,61 per US$

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

term energy contracts with Copel was US$350 million as of December 31, 2002, and any changes or cancellation of the contracts would likely have a material impact in the Company’s consolidated net income and shareholders’ equity.

(2)	On March 28, 2003, Enersis announced that the board of directors awarded the sale of its 98.7% equity stake in Río Maipo to CGE Distribución S.A. for US$203 million. Enersis’ shareholders approved the sale of Río Maipo at a March 31, 2003 Extraordinary Shareholders’ Meeting. Enersis estimates that the sale of Río Maipo will contribute US$126 million before taxes to its income statement for the year ended December 31, 2003, and expects to apply the proceeds of this sale to reduce its debt. On April 30, 2003, Río Maipo was sold for US$203 million, including US$33 million in debt.

(3)	On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ management approved a capital increase for the equivalent of up to US$2 billion. The capital increase, which commenced on May 31, 2003, already allowed for the capitalization of all of Endesa-Spain’s loan to Enersis (with a face value of approximately US$1.37 billion), and will allow the capitalization of Enersis’ local bonds (with a face value of approximately US$151 million), as well as the subscription of shares for cash. All existing shareholders, other than Endesa-Spain, will have two pre-emptive rights periods in which they are allowed to subscribe their pro rata equity shares, or sell their rights in the market. Endesa-Spain exercised its rights on June 2, 2003, and has voluntarily excluded itself from the second pre-emptive rights period. The new shares to be offered in the capital increase will not be registered with the Securities and Exchange Commission (the “SEC”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. Enersis’ shareholders approved the removal of the 65% maximum limit that a single shareholder was permitted to own in Enersis.

(4)	In April 2003, CELG initiated legal proceedings against Cachoeira Dourada and ANEEL demanding the annulment of the energy sale contract signed with Cachoeira Dourada in 1998, alleging, among other things, that the contract is extremely onerous and damaging to the financial stability of CELG, causing it supposed damages of approximately US$250 million from 1997 to 2003.

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

Both Cachoeira Dourada and its lawyers believe that there is a high probability of obtaining a favorable final decision.

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

(5)	On April 8, 2003 Endesa Chile (Enersis Subsidiary) sold 285 kilometers of 220 kV transmission lines to Transelec for US$32 million (approximately ThCh$22,400,000). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$21,562,962 as of December 31, 2002. Additionally, GasAtacama Generación Limitada, of which Endesa Chile has a 50% participation, sold 673 kilometers of 220 kV line transmission lines for approximately US$78 million (ThCh$54,600,000 approximately). The carrying value of net assets under Chilean GAAP sold amounted to ThCh$53,458,465 as of December 31, 2002. In both cases, the transaction included the transfer of the respective substations.

(6)	On April 25, 2003, Enersis, Endesa-Chile, Enersis Internacional, Chilectra Internacional, and Chilectra filed an action before the Centro Internacional de Arreglo de Diferencias relativas a Inversiones (“CIADI”) in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina. The grounds of this action are the damages suffered by the investments of Enersis and our subsidiaries in Argentina, as a consequence of the approval of Economic Emergency Law, Decree N°214/2002, Decree N°293/2002 and Resolution N°38/2002 of the Ministry of Economy. The outcome of these new rules has been a complete new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992. The original commitments assumed by the Republic of Argentina regarding these investments have not been met. The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments by the part of the Republic of Argentina is against the letter and the spirit of the Treaty.

(7)	On April 30, 2003 Endesa Chile (Enersis Subsidiary) sold Canutillar Plant to Cenelca S.A. for US$174 million (approximately ThCh$121,800,000). The carrying value of net assets sold under Chilean GAAP amounted to ThCh$125,925,381 as of December 31, 2002 and its installed capacity was 172 MW.

(8)	In May 2003 Chilectra increased its interest in Cerj in Brazil from 33.4% to 41.2% through a capital increase to which Enersis subscribed in January 2003, and later sold a share to Chilectra. Its interest in Coelce in Brazil was also indirectly increased, through Cerj, from 12.8% to 14.4%. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru.

(9)	On May 15, 2003, Enersis and Endesa-Chile refinanced US$2.33 billion in syndicated loans and bilateral credit agreements structured as:

•	a US$200 million Senior Secured Syndicated Term Loan Facility for Enersis and a US$1,388 billion Senior Secured Syndication Term Loan Facility for Enersis, acting through its Cayman Islands Branch (the “Enersis Facility”) each for five years; and

•	a US$743 million Senior Guaranteed Syndicated Term Loan Facility for Endesa-Chile, acting through its Cayman Islands Branch (the “Endesa-Chile Facility”, and together with the Enersis Facility, the “Facilities”).

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

The refinancing of bank obligations with the Facilities has allowed Enersis and Endesa-Chile to: (a) make payments for the bond maturities and put option coming due in 2003 for a total of US$701 million, (b) lengthen the maturity profile of our debt, (c) allow a greater period of time before amortizing principal payments on our debt and (d) provide better conditions for the planned capital increase process.

The following table shows the effects that would have been recognized under Chilean GAAP from the refinancing of liabilities mentioned before.

	As of December 31, 2002

	Before	After
	refinancing	refinancing

	ThCh$	ThCh$
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	425,049,260	384,736,676
Current portion of long-term debt due to banks and financial institutions	605,261,953	226,914,211
Other current liabilities	1,121,062,036	1,121,062,036

Total current liabilities	2,151,373,249	1,732,712,923

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,691,338,670	2,109,998,996
Other long-term liabilities	3,722,269,742	3,722,269,742

Total long-term liabilities	5,413,608,412	5,832,268,738

(10)	On May 15, 2003 the Supreme Court of Chile made its final verdict as a consequence of an appeal against Resolution No. 667, ruling in favor of Enersis and confirming Resolution No. 667 from Comisión Resolutiva.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Concluded)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Concluded)

Schedule II — Valuation and Qualifying Accounts

		Additions
		charged to			Balance
	Balance at beginning	costs and			at end of
	of period	expenses	Deductions	Others	period

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
December 31, 2000
Allowance for doubtful accounts receivable	78,303,154	64,414,380	(10,600,402)	(10,783,848)	121,333,284
December 31, 2001
Allowance for doubtful accounts receivable	121,333,284	42,858,379	(6,340,092)	(11,474,437)	146,377,134
December 31, 2002
Allowance for doubtful accounts receivable	146,377,134	18,798,815	(1,297,010)	(48,529,408)	115,349,531

Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended, (incorporated by reference to Exhibit 1.1 of our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003)

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 of our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003)

4.1	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (Spanish version) (incorporated by reference to Exhibit 10.1 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.2	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Interocean Development Inc. (English version) (incorporated by reference to Exhibit 10.2 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.3	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (Spanish version) (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.4	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (English version) (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.5	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (Spanish version) (incorporated by reference to Exhibit 10.5 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.6	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Empresa Eléctrica de Panamá S.A. (English version) (incorporated by reference to Exhibit 10.6 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000)

4.7	Credit Agreement among ENERSIS S.A, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., Dresdner Kleinwort Wasserstein Securities LLC, Santander Central Hispano Investment Securities Inc., various lenders and Citibank N.A., as administrative agent, dated May 12, 2003 (incorporated by reference to Exhibit 4.7 of our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 8.1 of our 2002 Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2003)

99.1	Section 302 Certification of Chief Executive Officer.

99.2	Section 302 Certification of Chief Financial Officer.

99.3	Section 906 Certifications of Chief Executive Officer and Chief Financial Officer.

     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of ENERSIS S.A.

SIGNATURES

     The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ENERSIS S.A.

By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer

Date: February 19, 2004