Form 20-F
period 2003-12-31
ENERSIS SA
filed 2004-06-30
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
THE SECURITIES EXCHANGE ACT OF 1934

OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003
OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission file number 001-12440

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

ENERSIS S.A. (Translation of Registrant’s name into English)	CHILE (Jurisdiction of incorporation or organization)

Avenida Santa Rosa 76, Santiago
Santiago, Chile
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of Each Class	on which registered
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
US$300,000,000 6.90% Notes due December 1, 2006	New York Stock Exchange
US$350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
US$150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock: 32,651,166,465

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

ITEM 17 [  ] ITEM 18 [X]

 i

Enersis Corporate Structure(*)
as of December 31, 2003

ENERSIS
Distribution
Trading
Generation
Transmission
Endesa Chile 60.0%
Chilectra 98.2%
Edesur 65.1%
Edelnor 33.4%
Cerj 71.8%
Coelce 29.4%
Codensa 21.7%
CEMSA 45.0%
Costanera 64.3%
El Chocón 47.4%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
GasAtacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
C.G.T.F 48.8%
Services
Information & Telecommunications
Engineering
CAM 100%
Synapsis 100%
Ingendesa 97.6%
Infrastructure
Gas Pipeline
Real Estate
Inmobiliaria M. Velasco 100%
Túnel El Melón 100%
Atacama Chile 50.0%
Atacama Argentina 50.0%
Electrogás 42.5%
Gasoducto Tal Tal 50.0%

(*) Operating entities

 ii

INTRODUCTION

Financial Information

     As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refers to ENERSIS S.A. (“Enersis”) and its consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2003.

     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “US dollars” or “US$” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2003, 1 UF was equivalent to Ch$16,920.00. The US dollar equivalent of 1 UF was US$28.49 for December 31, 2003, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2003 of Ch$593.80 per US$1.00.

     Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS. Data expressed in Chilean pesos for all periods in our audited consolidated financial statements for the three fiscal years ended December 31, 2003 are expressed in constant Chilean pesos as of December 31, 2003. See note 2(c) to our consolidated financial statements. For Chilean accounting purposes, inflation adjustments are calculated based upon a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2003 calendar year is the percentage change between the November 2002 Chilean CPI and the November 2003 Chilean CPI, which was 1.0%. Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 37 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and US GAAP, as they relate to us and a reconciliation to US GAAP of net income and stockholders’ equity for the period and as of the dates therein indicated. Certain amounts may not add up due to rounding.

     Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” under Law No. 18,046. In order to consolidate a company, we must generally satisfy one of two criteria:

•	control, directly or indirectly, more than a 50% voting interest in that company; or

•	nominate or have the power to nominate a majority of the board of directors of that company if we control 50% or less of the voting interest of that company.

     As of December 31, 2003, we consolidated Endesa-Chile, Chilectra S.A., or Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A. or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de Velasco Limitada, or Manso de Velasco, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or Cam, Companhia de Eletricidade do Rio de Janeiro S.A., or Cerj, Luz de Bogotá, S.A. (which in turn consolidated Codensa S.A. E.S.P.) or Codensa and Investluz (which in turn consolidated Companhia Energética do Ceará S.A.) or Coelce.

     Endesa-Chile, in turn, consolidated all of its operational Chilean subsidiaries. In Argentina, Endesa-Chile consolidated the hydroelectric company Central Hidroeléctrica El Chocón S.A., or El Chocón, and thermoelectric companies Central Costanera S.A., or Costanera. In Colombia, Endesa-Chile consolidated generation companies Central Hidroeléctrica de Betania S.A. E.S.P., or Betania, and Emgesa S.A. E.S.P., or Emgesa. Endesa-Chile also consolidated the hydroelectric company Cachoeira Dourada S.A., or Cachoeira Dourada, in Brazil and the generation company Edegel S.A.A., or Edegel, in Peru.

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

     Energy losses are calculated by:

•	subtracting the number of GWh of energy sold from the number of GWh of energy purchased and self-generated within a given period; and

•	calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same period.

Calculation of Economic Interest

     References are made in this annual report to the “economic interest” of Enersis in its subsidiaries or related companies. In circumstances where Enersis does not own its interest in a subsidiary or related company directly, the economic interest of Enersis in such ultimate subsidiary or related company is calculated by multiplying the percentage ownership interest of Enersis in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or related company. For example, if Enersis owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Enersis’ economic ownership interest in such related company would be 24%. References are also made in this annual report to the economic interest of Endesa-Chile in its subsidiaries and related companies. Calculation of Endesa-Chile’s economic interest is made based on the same method used to calculate the economic interest of Enersis.

     Enersis, a holding company engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock. ENDESA, S.A. (“Endesa-Spain”), the largest electricity generation and distribution company in Spain, owned a 60.6% beneficial interest in Enersis as of December 31, 2003.

Forward-Looking Statements

     This annual report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•	our capital investment program;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual report regarding matters that are not historical facts.

     Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory environment in one or more of the countries in which we operate;

•	changes in the environmental regulatory framework in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of South America where we conduct a large portion of our business; and

•	the factors discussed below under “Risk Factors.”

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data.

     The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements including their notes, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from US GAAP. Note 37 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2003 in the following table have been restated in constant Chilean pesos as of December 31, 2003. All data, except ratios and operating data, are in millions. For convenience purposes, all data presented in US$ as of or for the year ended December 31, 2003 are translated at the Observed Exchange Rate of Ch$593.80 per US$1.00. Such translations should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into US$ at the rates indicated or used herein or at all. For information concerning historical exchange rates, see “—Exchange Rates” below.

     Under Chilean GAAP and US GAAP, we consolidated the following electricity companies: Chilectra, Distrilima (which in turn consolidated Edelnor), Edesur, Cerj, Investluz (which in turn consolidated Coelce), Luz de Bogota (which in turn consolidated Codensa) and Endesa-Chile.

     We also consolidated under Chilean GAAP and US GAAP all of our non-electricity utility businesses, including Manso de Velasco, our real estate development subsidiary, Cam, our procurement and services company and Synapsis, our computer systems company, among others. The financial statements of Distrilima have been consolidated since the acquisition of Distrilima in August 1994. The financial statements of Edesur were first consolidated for the 1995 fiscal year and have been consolidated for subsequent periods. The financial statements of Endesa-Chile were first consolidated, under Chilean GAAP for the 1996 fiscal year. Our other Chilean principal operating subsidiaries have been consolidated since prior to 1993.

     As of December 31, 1998, we accounted for our interests in Luz de Bogotá (which owns a 51.3% interest in Codensa), Cerj and Investluz (which owns a 56.6% interest in Coelce) using the equity method. As described in note 2 to our consolidated financial statements, effective January 1, 1999, we began to consolidate these companies because we obtained the right to elect a majority of the board of directors. Currently, we consolidate Cerj and Investluz (which in turn consolidated Coelce) given our economic ownership interest. We also include in “equity in income of related parties” the equity in income of entities in which Endesa-Chile owns interests and for which Endesa-Chile accounts for as equity-method investees.

     Effective January 1, 1998, the method of measuring our net investments in our foreign affiliates was changed prospectively to comply with a change in the Chilean GAAP foreign currency translation standards. In prior years, foreign investments were measured in Chilean pesos at historical rates of exchange and then price-level restated using the Chilean consumer price index. From January 1, 1998, foreign investments are first translated into US$ at historical rates of exchange and then into Chilean pesos at the closing rate of exchange. In addition, certain US dollar-denominated liabilities may now be designated as hedges of the net foreign investment. Effective January 1, 1998, the unrealized exchange gains or losses resulting from the translation of the financial statements of foreign investees and the related hedges are not recorded in income, but in a separate component of shareholders’ equity. See “Item 5. Operating and Financial Review and Prospects.”

     In 2000, we sold our water utility companies, Esval and Aguas Cordillera, as well as our electricity transmission company, Transelec. Therefore, those companies ceased to be reflected in our financial statements as of December 31, 2000.

     In 2003, we sold Compañía Eléctrica del Río Maipo or Río Maipo and Infraestructura Dos Mil S.A. or Infraestructura 2000, and, as a result, these companies ceased to be reflected in our financial statements with effect from January 1, 2003.

     The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2003, which affect the comparability of the data presented below. Beginning January 1, 2000, the Company adopted new accounting policies concerning accounting for deferred taxes in accordance with new Chilean accounting rules. See note 3 to our consolidated financial statements for a further description of changes in accounting policies.

	For the year ended December 31,
	1999	2000	2001	2002	2003	2003
						(millions of
	(millions of constant Ch$ of December 31, 2003)					US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Sales	2,550,124	2,784,617	3,089,974	2,510,732	2,352,333	3,961
Cost of operations	(1,793,271)	(1,913,985)	(2,045,565)	(1,747,351)	(1,651,732)	(2,782)
Administrative and selling expenses	(274,835)	(312,356)	(282,319)	(225,410)	(169,503)	(285)
Operating income	482,018	558,276	762,090	537,971	531,098	894
Equity in income of related Companies, net	1,737	78	(10,807)	8,347	17,517	29
Goodwill amortization	(58,885)	(72,431)	(81,382)	(511,407)	(53,228)	(90)
Interest (expense) income, net	(382,746)	(455,103)	(400,170)	(357,795)	(353,198)	(595)
Price-level restatement, net	(155,953)	(16,668)	(28,652)	(11,256)	(10,554)	(18)
Other non-operating income (expense), net	146,384	373,019	10,873	67,616	(50,447)	(85)
Income before income taxes, minority interest and amortization of negative goodwill (2)	32,555	387,171	251,952	(266,524)	81,188	137
Income taxes	(95,728)	(147,786)	(131,149)	(66,677)	(41,571)	(70)
Extraordinary loss	0	0	0	(22,600)	0	0
Minority interest	(63,318)	(185,840)	(126,405)	16,446	(78,325)	(132)
Amortization of negative goodwill	38,718	43,072	48,177	113,370	51,176	86
Net income (loss)	(87,773)	96,617	42,575	(225,985)	12,468	21
Net Income (loss) per Share	(12.91)	14.21	5.14	(27.26)	0.38	N.A.
Net Income (loss) per ADS	(645.39)	710.42	256.75	(1,362.83)	19.09	N.A.
U.S. GAAP (1999-2002, as restated) (3):
Operating Income	306,287	775,796	812,041	(218,216)	472,482	796
Equity in Income of Related Companies	(5,441)	78	(28,458)	23,527	43,613	73
Income taxes	(61,178)	(234,654)	(222,449)	(2,783)	(21,749)	(37)
Net Income (loss) from continuing operations	(97,201)	74,663	(39,105)	(333,377)	29,480	50
Income (loss) from discontinued operations net of tax and minority interest	1,122	263	287	168	69	N.A.
Net Income (loss)	(96,079)	74,925	2,866	(333,209)	29,269	49
Net Income (loss) from continuing operations per Share	(14.30)	10.40	(4.73)	(40)	1.44	N.A.
Net Income (loss) from continuing operations per ADS	(713.00)	519.10	(235.83)	(2,011)	72.00	N.A.
Net Income (loss) per Share	(14.10)	10.40	0.37	(40)	1.43	N.A.
Net Income (loss) per ADS	(704.80)	520.90	17.27	(2,010)	71.50	N.A.
Cash Dividends per share	4.50	0	1.90	0	0	0
Cash Dividends per ADS	224.60	0	94.00	0	0	0
Capital stock	474,798	792,424	792,424	792,424	2,387,035	4,020
Numbers of shares of common stock (thousands)	6,800,000	6,800,000	8,291,020	8,291,020	32,651,166	—
Number of American Depository Shares (thousands)	18,919	21,019	14,892	6,578	55,111	—

	As at December 31,
	1999	2000	2001	2002	2003	2003
						(millions of
	(millions of constant Ch$ of December 31, 2003)					US$)(1)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	12,491,610	11,872,908	12,887,398	12,737,860	10,732,747	21,071
Long Term Debt	6,232,465	5,277,040	5,890,687	5,458,227	3,707,922	9,631
Minority interest	4,045,426	3,768,032	4,114,307	4,091,109	3,349,282	6,727
Shareholders’ equity	784,568	1,180,449	1,226,708	1,015,636	2,548,392	2,006
U.S. GAAP (1999-2002, as restated) (3):
Assets	12,361,745	11,966,563	13,237,979	12,453,475	10,562,454	17,788
Long Term Debt	6,234,088	5,525,627	6,472,965	5,257,907	3,806,507	6,410
Minority Interest	3,953,757	3,619,373	4,003,360	4,299,886	3,127,745	5,267
Shareholders’ Equity	785,999	1,146,797	1,170,180	864,614	2,512,521	4,231

	As of or for the year ended
	December 31,
	1999	2000	2001	2002	2003	2003
	(millions of constant Ch$ of December 31, 2003,					(millions of
	except for ratios and operating data)					US$)(1)
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures	403,726	346,440	344,970	321,094	258,786	436
Depreciation and amortization	407,238	439,042	438,393	469,509	404,999	682
U.S. GAAP(3):
Capital expenditures	403,726	346,440	344,970	321,094	258,786	436
Depreciation and amortization	443,776	493,795	500,741	1,047,676	404,431	681

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$593.80 per U.S. dollar, the Observed Exchange Rate for December 31, 2003 for amounts given as of December 31, 2003.

(2)	“Income before income taxes, minority interest and amortization of negative goodwill” as shown in our audited consolidated statements of income.

(3)	See “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2002 and December 31, 2003—Price-level restatement and foreign exchange translation” and Note 37 for a discussion of how our revenues and balance sheet can be impacted by accounting differences under Chilean and U.S. GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to U.S. GAAP relate to accounting for amortization of goodwill discussed in paragraphs (g), (h) and (II-o) of Note 37 and accounting for derivative instruments discussed in paragraphs (p) and (II-k) of Note 37 to the audited consolidated financial statements. In addition, as discussed in Note 37, our U.S. GAAP information has been restated.

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003
Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh) (1)	8,425	8,854	9,585	9,952	10,518
Number of Customers (thousands)	1,239	1,262	1,289	1,319	1,341
Total Energy Losses (%) (2)	5.4	5.2	5.4	5.6	5.6
Río Maipo
Electricity Sold (GWh)	1,050	1,191	1,245	1,274	—
Number of Customers (thousands)	274	287	294	302	—
Total Energy Losses (%) (2)	5.8	5.4	6.4	6.2	—
Edesur
Electricity Sold (GWh)	12,325	12,597	12,909	12,138	12,638
Number of Customers (thousands)	2,105	2,108	2,097	2,090	2,117
Total Energy Losses (%) (2)	7.8	10.3	9.9	11.6	11.8
Cerj
Electricity Sold (GWh)	7,694	7,656	6,739	7,145	7,398
Number of Customers (thousands)	1,559	1,581	1,691	1,778	1,905
Total Energy Losses (%) (2)	15.3	19.7	22.7	22.6	23.6
Coelce
Electricity Sold (GWh)	5,709	5,894	5,352	5,558	5,897
Number of Customers (thousands)	1,652	1,796	1,917	2,009	2,255
Total Energy Losses (%) (2)	13.0	13.3	13.0	12.9	13.5
Codensa
Electricity Sold (GWh)	8,502	8,776	8,673	9,015	9,254
Number of Customers (thousands)	1,746	1,802	1,850	1,911	1,972
Total Energy Losses (%) (2)	13.5	10.5	11.8	10.3	10.2
Edelnor
Electricity Sold (GWh)	3,423	3,583	3,685	3,872	3,972
Number of Customers (thousands)	838	852	867	871	892
Total Energy Losses (%) (2)	8.8	9.9	8.9	8.5	8.4
Endesa-Chile
Installed capacity in Chile (MW)	4,130	4,035	3,935	3,935	3,762
Installed capacity in Argentina (MW)	3,622	3,622	3,622	3,622	3,622
Installed capacity in Colombia (MW)	3,035	3,035	3,035	3,035	2,589
Installed capacity in Brazil (MW)	658	658	658	658	658
Installed capacity in Peru (MW)	806	997	997	1,003	967
Production in Chile (GWh)	13,672	15,346	15,741	16,286	16,524
Production in Argentina (GWh)	9,150	10,129	9,948	7,261	8,128
Production in Colombia (GWh)	10,898	9,618	10,106	10,699	10,794
Production in Brazil (GWh)	3,222	3,406	2,256	2,467	3,024
Production in Peru (GWh)	2,950	3,623	4,176	4,279	4,458

(1)	Energy sold by Chilectra includes sales to Río Maipo, which have not been eliminated in this chart. Río Maipo purchased substantially all of its energy from Chilectra.

(2)	Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period.

Physical Energy Losses

     We calculate physical energy losses as the difference between the energy that we generate and purchase and the energy that we ultimately sell to our customers. Our calculation of physical energy losses includes energy losses due to illegally tapped energy as well as to technical failures. In 2000, we changed the criteria used for measuring physical energy losses for our distribution companies in the five countries in which we operate to make the criteria homogeneous and comparable for all our companies, which was not the case before 2000. We attempted to give retroactive effect to this new criteria for 1999, but the necessary information was not available. Accordingly, the 1999 figures for physical energy losses are our best estimates using such partial information.

EXCHANGE RATES

     To the extent our financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate between the Chilean peso and the U.S. dollar may have a significant impact on our earnings.

     Chile’s Ley Orgánica del Banco Central de Chile No. 18,840, or the Central Bank Act, enacted in 1989, liberalized the ability to buy and sell foreign exchange in Chile. Prior to 1989, the law authorized the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal, or the formal exchange market, a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign exchange which are generally permitted to be transacted outside the formal exchange market can be carried out in the Mercado Cambiario Informal, or the informal exchange market, which is a recognized currency market in Chile. Both the formal and informal exchange markets are driven by free market forces.

     For the purposes of the operation of the formal exchange market, the Central Bank sets a reference exchange rate (dólar acuerdo). The reference exchange rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parties between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro in a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, on rare occasions the Central Bank intervenes by buying or selling foreign exchange in the formal exchange market. The daily observed exchange rate (dólar observado) reported by the Central Bank and published daily in Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the formal exchange market.

     The informal exchange market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the formal exchange market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. Since 1993, the observed exchange rate and the informal exchange rate have typically been within less than 1% of each other. On December 31, 2003, the informal exchange rate was Ch$593.40, or 0.07% lower than the published observed exchange rate of Ch$593.80 per US$1.00. On March 31, 2004, the informal exchange rate was Ch$611.00, or 0.88% lower than the observed exchange rate of Ch$616.41 per US$1.00 corresponding to such date.

     The following table sets forth, for the periods and dates indicated, certain information concerning the observed exchange rate reported by the Central Bank. No representation is made that the Chilean peso or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or Chilean pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Observed Exchange Rate(1)
	(Ch$ per US$)
Year	Low (2)	High(2)	Average(3)	Period-end
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	691.53	593.80

	Observed Exchange Rate(1)
	(Ch$ per US$)
Last six months	Low (2)	High(2)	Average(3)	Period-end
2003
December	593.10	621.27	602.90	593.80
2004
January	559.21	596.78	573.64	591.42
February	571.35	598.60	584.31	592.87
March	588.04	623.21	603.91	616.41
April	596.61	624.84	608.55	624.98
May	622.25	644.42	635.76	636.02
June (4)	636.02	649.45	645.23	646.47

Source: Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

(4)	The information for June has been calculated through June 21, 2004.

B. Capitalization and indebtedness.

     Not applicable.

C. Reasons for the offer and use of proceeds.

     Not applicable.

D. Risk Factors.

Risks Relating to Our Operations

Our business depends heavily on hydrological conditions, and drought conditions may hurt our profitability.

     Approximately 65% of our consolidated generation capacity is hydroelectric and, accordingly, we are dependent upon hydrological conditions prevailing, from time to time, in the geographic regions in which we operate. In particular, we are exposed to the risks discussed below.

     During periods of drought, electricity from thermal generators, including those that are fueled with natural gas, fuel oil or coal, is dispatched more frequently. During such periods, we are required to purchase electricity from thermal producers, to the extent our own production is not sufficient to fulfill contractual obligations. The cost of these spot market purchases may exceed the price at which we sell electricity under contracts, resulting in a loss.

     With the aim of partially decreasing the effects of a protracted future drought, since 2000 our generation subsidiaries have changed their commercial policy by decreasing their contractual energy sales levels to better match the amount of firm energy associated with their installed capacity, giving priority to their higher-paying clients and to industrial firms and distribution companies that demand larger amounts of energy, limiting contractual sales to regulated customers and increasing their thermal generating capacity. It is not certain that this new policy will insulate Endesa-Chile and its operations from negative consequences of a protracted drought period.

We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations.

     We are a holding company with no significant assets other than the stock of our subsidiaries. To pay our obligations, we rely on cash from dividends and other distributions, interest payments, loans and returns of capital from our subsidiaries, as well as cash from proceeds of the issuance of our own capital stock or new debt. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal limits such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate, and to the operating results of our subsidiaries and equity affiliates.

     In recent years, we have been able to access the cash flows of our Chilean subsidiaries. We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit contract restrictions. For example, since 2002 our ability to access the cash flows of Edesur have been limited due to Argentine governmental restrictions, which were enacted to prevent the upstreaming of funds outside Argentina. Although these restrictions have now been somewhat relaxed, as a strategic decision, we have allowed Edesur to maintain its excess cash during this period of Argentine economic instability. This has allowed Edesur to be in a better position for negotiating with its creditors. Another example is with our subsidiaries Costanera, Betania and Cerj, whose debt covenant restrictions in certain contracts have prevented such companies from distributing dividends. See “Item 5 — Results from Operations for the years ended December 31, 2002 and 2003 — Liquidity and Capital Resources”.

     Our future results from operations outside of Chile may continue to be subject to greater economic and political risks than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those non-Chilean entities.

     Dividend Limits and Other Legal Restrictions. Legal restrictions may prevent our subsidiaries from upstreaming cash to us. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions of net income. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly-owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could under some circumstances be prevented from upstreaming cash to us.

     The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us is also subject to emergency restrictions that may be imposed during special circumstances by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

     Contractual Limitations. Upstreaming restrictions in our subsidiaries’ contractual agreements include:

•	prohibitions against dividend distributions by Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions by Edelnor and Edegel in Peru, and Betania in Colombia in the case of default of certain loans;

•	prohibitions against repayments by Betania (an Endesa-Chile subsidiary in Colombia) of intercompany debt unless Betania raises additional funds from the sale of assets or capital reductions of its subsidiaries (Emgesa), and against payments by Betania of interest on intercompany debt if any scheduled payment of Betania’s syndicated loan is due and not paid;

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Cerj in Brazil and Costanera in Argentina while certain of its debt is outstanding.

     Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to distribute dividends or make interest payments, loans and other distributions to us is limited by their operating results. To the extent that the cash needs at any of our subsidiaries exceed its available cash, such subsidiary will not be able to make cash available to us. We expect that in 2004 some of our non-Chilean subsidiaries may experience cash flow deficits and not have funds available for distribution to us. For examples of recent disruptions to our non-Chilean subsidiaries’ earnings and cash flows, see the risk factor below entitled “Breaches by our customers of contracts entered into by subsidiaries of Endesa-Chile and equity affiliates with Brazilian counterparties may impact the amount of dividends and distributions we receive from those investments.”

     Foreign Exchange Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us is subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

Our generation subsidiaries may have to pay regulatory penalties related to operating our business during drought conditions.

     In Chile, our generation subsidiaries may have to pay regulatory penalties related to operating their business if rationing occurs. Under current Chilean law, such generation subsidiaries may be required to pay the following three types of costs or penalties during periods of electricity rationing imposed by the Chilean authorities:

•	Our generation businesses may be subject to regulatory fines, which range from 1 Unidad Tributaria Mensual, or UTM, or approximately US$50, to 10,000 Unidades Tributarias Anuales, or UTA, or approximately US$6 million. Any electricity company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, there are operational failures that affect the regular energy supply to the system. These fines are subject to appeal.

•	If our Chilean generation subsidiaries are not able to satisfy their contractual obligations during a period of drought in which a rationing decree is in effect, they are required to buy the shortfall in the electricity pool at spot prices, which may be considerably higher than the cost of our own generation. If such incremental purchases are still insufficient to meet contractual obligations, there may be a so-called “failure cost” as determined by the Comisión Nacional de Electricidad, or CNE, and such cost would represent the highest marginal cost of electricity during such periods of drought.

•	If any end-consumer of electricity in Chile fails to receive electricity during any declared rationing period, that consumer must be paid a “compensation payment,” which would be equal to a “failure cost” set by regulatory authorities. There have been no compensation payments imposed during the last four years.

     If rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which our generation and distribution subsidiaries operate, our business, financial condition and results from operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently our generation subsidiaries may be obligated to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Our subsidiaries may be subject to significant regulatory fines in addition to those penalties that our subsidiaries may have to pay during drought conditions.

     Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control. For example, in 1999, Argentine regulators required us to pay approximately US$59 million in fines as a consequence of electricity outages resulting from a fire in one of our distribution substations belonging to Edesur. The imposition of these penalties in Argentina increased our operating costs significantly and was not accounted for under the tariff structure that determines our revenues. Our profitability will be affected adversely if we are required to pay penalties and compensation.

     On August 14, 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of approximately US$2.3 million due to a failure in the transmission of energy in the Metropolitan Region on September 23, 2002. Our subsidiaries are currently appealing these fines but these appeals may not be successful.

     On April 27 and May 3, 2004, the SEF imposed fines on both Endesa-Chile and Chilectra in an aggregate amount of approximately US$2.0 million due to a black out that occurred in the Metropolitan Region on January 13, 2003. Our subsidiaries are currently appealing these fines but these appeals may not be successful.

Changes in government regulations may impose additional operating costs and may cause revenues to decline.

     Our distribution subsidiaries, as public utilities, are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate. Changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.

     Chile. Chile’s National Congress and Executive Branch have considered proposals, from time to time, for a modification of the electric energy regulatory framework. More recently, proposals have been made by certain members of the Chilean National Congress and the Executive Branch to modify certain aspects of the regulator’s framework, short of the full modifications. These more limited changes are referred to as the Ley Corta, or Short Law, which was enacted in January 2004 and published on March 12, 2004. Changes introduced by the “Short Law” are described in “Item 4. Information on the Company—Electricity Industry Regulatory Framework”. We are still evaluating the potential effect of the Short Law on us and we cannot be certain that it will not affect our results from operations adversely.

     The 1999 modifications to Chile’s Electricity Law have affected our strategic planning for our distribution companies. During 2002, at least two Chilean electricity distribution companies (including Chilectra) published several bids for energy and power contracts. As a result of this process, in 2002 Chilectra obtained energy supply contracts covering 100% of its anticipated needs during 2003, principally from Endesa-Chile. Nevertheless, in most cases the bidding processes were abandoned since no generation companies submitted bids. We attribute this lack of interest to rules, enacted in 1999 and set forth in Article 99 bis of the Electricity Law, as a result of which a drought can no longer constitute a force majeure event and therefore cannot be invoked by hydroelectric generating companies as a basis for failure to deliver energy. Nevertheless, Resolution No. 88 of the Economy Ministry, which is described below, requires distribution companies to buy, and generation companies to sell, energy and power at node prices in the absence of contracts with generation companies.

     On May 3, 2000 another change was made to the regulatory framework in Chile, Ley General de Servicios Eléctricos en Chile, through Law No. 19,674, which regulated services relating to energy supply and provided for the imposition of a regulated tariff repayment in cases where the Chilean antitrust court (“Tribunal de Defensa de la Libre Competencia”) believes that prevailing market conditions are inadequate to ensure fair pricing of such services through free competition. These services include, among others, pole attachments, meter rentals, disconnection and reconnection of service, public lighting installation and maintenance and other services.

     At the end of 2003 the NEC started the process of tariff setting for services associated with the electricity supply, which are supposed be finalized by the end of June 2004, with the publishing of the ministerial decree that sets tariffs for these services, although it is possible that this date may be postponed. The resulting tariffs will be reviewed with the distribution tariff setting process ending in November 2004. As of the date of this report, we cannot predict the magnitude of any adverse tariff revisions or their impact on us.

     Resolution 88. In May 2001, the Ministry of Economics issued Resolution 88, under which electricity generators such as Endesa-Chile, and its Chilean subsidiaries, are required to provide power to distribution companies in the Sistema Interconectado Central, or SIC, if distribution companies are not able to freely contract adequate power supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply power to such distributors in the SIC, at a price equal to the node price, in proportion to the generator’s share of total firm capacity energy – the estimated aggregate amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, under certain assumptions. For a more complete discussion of this topic, see “Item 4. Information on the Company—Electricity Industry Regulatory Framework”. If Endesa-Chile cannot generate sufficient energy power to supply distribution companies’ needs, it is required to purchase energy on the spot market, at prices that may be significantly higher than the price at which it would be required to sell to distributors, and accordingly it may incur losses. In addition, the requirement to sell to distributors may limit Endesa-Chile’s ability to expand sales to non-regulated customers.

     Environmental Regulation. Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies on future projects and obtain regulatory permits. Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company—D. Property, plants and equipment—Environmental Issues”. .

     Brazilian Sector Reform Studies. Law No 10,848, legislation which reformed the Brazilian electricity sector, was enacted in March 2004. The law will be implemented by means of decrees and resolutions that will regulate the Brazilian electricity market and will determine, among other things, how inherent risks will be distributed among the different market participants (e.g. hydrological risk, market variation and account receivables) and will prohibit the participation of the distribution companies in other activities related to electricity, such as generation. This direct and indirect prohibition on vertical integration in the electricity sector affects Cerj’s limited generation activities and its ownership participation in Coelce through Investluz.

     In the case of distributors, other risks of Law No 10,848 are associated with possible restrictions on the pass-through of power purchase expenses, possible fines for sub-contracting and possible changes in the rules governing the sale or liquidation in the spot market of excess capacity, which is currently limited to 3%.

     It is not yet possible to predict the impact of Law No 10,848 because the implementation of regulations has not yet been made and it is not clear whether they will have a material adverse effect over the companies we own or on our activities and operations in Brazil.

Our generation subsidiaries could be affected by the proposals being considered by the Chilean Congress relating to their water rights.

     Approximately 72% of the installed capacity of our generation subsidiaries in Chile is hydroelectric as of the date of this annual report. Our Chilean generation subsidiaries own water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near their production facilities. Under current law, these water rights are of unlimited duration. They are absolute and unconditional property rights not subject to further challenge. Chilean Congress is discussing a proposal to amend the laws governing unused water rights. Under the proposal, our generation subsidiaries would have to pay a fee each year for unused water rights whether they were granted before or after the enactment of such proposal. We are unable to predict whether or in what form any such proposed changes to the laws governing water rights will be enacted and whether any changes, if enacted, will have a material adverse effect on either us or our operations.

Construction of new facilities may be affected adversely by factors associated commonly with new construction projects.

     Factors that may affect our ability to build new facilities include:

•	delays in obtaining regulatory approvals;

•	shortages or changes in the prices of equipment, materials or labor;

•	local opposition of political and ethnic groups;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•	adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and

•	the inability to obtain financing at affordable rates.

     Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects contemplated.

We are subject to financial covenants under our existing indebtedness.

     On April 14, 2004, we entered into an agreement with a syndicate of banks referred to as the “Amended Enersis Facility”, a credit facility with a principal outstanding of US$350 million, which matures in 2008. On February 4, 2004, Endesa-Chile entered into an agreement with a syndicate of banks to provide a new US$250 million senior unsecured term loan facility through Endesa-Chile’s Cayman Islands branch (the “Endesa-Chile Facility”). For more information on these credit facilities, see “Item 5 — Results from Operations for the years ended December 31, 2002 and 2003 — Liquidity and Capital Resources”.

     In addition, substantially all of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness aggregating at least US$30 million. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, substantially all of our indebtedness will become due and we would be unable to pay such debt.

     For more information on the rolled over debt of our Brazilian and Argentinian subsidiaries and the cross default provisions in our debt facilities, please refer to “Liquidity and Capital Resources” in Item 5 of this report.

Foreign exchange risks may affect our results from operations and financial condition adversely.

     The Chilean peso and the other South American currencies in which we and our subsidiaries operate have been subject to large devaluations against the dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked in part to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar. Because of this exposure, the cash generated by us and our subsidiaries can be diminished materially when our local currencies devalue against the dollar. For example, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation of our tariffs altogether, which together with a devaluation of approximately 71% of the Argentine peso against the U.S. dollar and pesification of our contractual rates, resulted in a shortfall of net cash generation that prevented the Argentine subsidiaries from meeting their debt service obligations. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     As of December 31, 2003, Enersis had total consolidated indebtedness of US$6.4 billion, of which US$4,685 million, or 73%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2003, our revenues amounted to US$4,508 million (before consolidation adjustments) of which US$422 million, or 9.4%, were denominated in U.S. dollars, and US$598 million, or 13.3% were linked in some way to the U.S. dollar. In aggregate, 22.6% of our consolidated revenues were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of US$984 million were revenues in pesos, which represents 21.8% of our 2003 consolidated revenues.

     In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2003, our foreign-currency denominated consolidated indebtedness included the equivalent of US$463 million in Brazilian reais, US$431 million in Colombian pesos, US$231 million in Peruvian soles, and US$40 million in Argentine pesos, for an aggregate of US$1,165 million in currencies other than Chilean pesos and U.S. dollars. At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2003, included the equivalent of US$946 million in Brazilian reais, US$745 million in Colombian pesos, US$443 million in Argentine pesos, and US$370 million in Peruvian soles, for an aggregate of US$2,504 million in such currencies. Despite the fact that we have both revenues and debt in these same currencies, we believe that we are exposed to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where we have mostly U.S.$-denominated debt while our revenues are mostly in Argentine pesos, as detailed above.

The impact on the value of our assets of high levels of devaluation in the countries in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

     The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into U.S. dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2002 and December 31, 2003—Critical Accounting Policies—Technical Bulletin No. 64”.

We and our subsidiaries may be subject to refinancing risk.

     As of December 31, 2003, on a consolidated basis, we had US$892 million of indebtedness maturing in 2004, US$270 million in 2005, and US$2,532 million of indebtedness maturing in the period 2006 through 2008 and US$2,713 million maturing thereafter (excluding the US$350 million aggregate principal amount of 7.375% notes due 2014 issued on November 24, 2003).

     We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancings, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, assets may not be sold quickly enough, or for amounts sufficient to enable us to make such payments.

     As of December 31, 2003, the debt of our Brazilian and Argentine operating subsidiaries amounted to approximately US$947 million. US$434 of this amount is short term debt due in 2004. As a matter of policy for all of our Brazilian and Argentine subsidiaries, we are primarily making interest payments when due, and we are negotiating extensions of the principal payment dates of most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and have accepted these financing arrangements. However, if our international creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us. For further discussion of our short term debt obligations and their expected refinancing, see “Item 5 — Results from Operations for the years ended December 31, 2002 and 2003 — Liquidity and Capital Resources”.

We and our subsidiaries are currently involved in various litigation proceedings which could result in unfavorable decisions or financial penalties for us, and we will continue to be subject to future litigation proceedings, any of which could have material adverse consequences to our business.

     We are a party to a number of legal proceedings, some of which have been pending for several years. Some of these claims may be resolved against us. Our financial condition or results from operations could be affected adversely to a material extent if any of these material claims are resolved against us.

     For a further discussion of the legal proceedings affecting us and our subsidiaries, see the section entitled “Legal Proceedings” Item 8 included in this annual report.

There are potential conflicts of interest with our affiliates which could adversely affect our business.

     As of December 31, 2003 Endesa-Spain owned 60.6% of Enersis’ share capital. Therefore, Endesa-Spain has the power to determine the outcome of most material matters to be decided by a vote of our shareholders, such as the election of the majority of our board members and, subject to legal restrictions, the distribution of dividends.

Endesa-Spain can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in South America through us and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in South America, Endesa-Spain might have a conflict of interest, which could have an adverse effect on our business.

     Three of our directors, Rafael Miranda, Alfonso Arias and Jose Luis Palomo, are officers of Endesa-Spain, with Rafael Miranda as the Chief Executive Officer. In addition, Alfonso Arias is a director of Cerj, an Enersis subsidiary.

     Our subsidiaries sell electricity and capacity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies controlled by Endesa-Spain, or the Endesa Group.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

     We have economic exposure to fluctuations in the market price of certain commodities as a result of the long-term energy sales contracts to which our subsidiaries are parties. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, we do not reflect in our income statement fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. As a matter of policy, we do not enter into supply contracts for amounts of electricity in excess of our firm capacity under adverse hydrological conditions. For further discussion of commodity price risk, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” in this annual report.

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

     A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results from operations are, to a certain extent, dependent upon economic conditions prevailing from time to time in Chile. In 2003, the Chilean economy grew by 3.3% compared to a 2.2% increase in 2002. The Central Bank recently reclassified its criteria for growth measurements, and the figures for 2000, 2001 and 2002 reported in our 2002 Form 20-F are different from those reported in prior Form 20-Fs. The latest Chilean Central Bank forecasts for GDP growths between 4.0% and 5.0% for 2004 and greater than 4.5% for 2005 (Central Bank, “Informe Política Monetaria,” May 2004). There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Increased inflation in Chile may affect our results from operations adversely.

     Although Chilean inflation has moderated in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could affect the Chilean economy adversely and, indirectly, the value of shares of Enersis’ common stock and ADSs. Chilean CPI for the 12 months ended December 31, 2003, was 1%, and government officials expect Chilean CPI to be approximately 2.0% and 3.0% for 2004 and 2005 respectively.

Historically, a substantial part of our expenses have been denominated in Chilean pesos, and future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results from operations.

     We believe that moderate inflation will not materially affect our business in Chile materially. Electricity tariffs in Chile, both for generation and distribution, contain indexing mechanisms that are intended to neutralize the effects of inflation. However, we believe that the performance of the Chilean economy, our operating results, and the value of securities issued by us, could be affected adversely if inflation levels were to rise significantly.

Lawsuits against us brought outside Chile or complaints against us based on foreign legal concepts may be unsuccessful.

     We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or elsewhere in South America. All of our directors and officers reside outside the United States. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Political factors may affect regulatory processes and tariffs in Chile.

     During 2001, Chilean Congress’ lower chamber or Cámara de Diputados, investigated the tariff-setting process for electricity distribution companies carried out in 2000. The National Energy Commission is the entity subject to this investigation. The initiative’s sponsors alleged that the tariff-setting process evidenced irregularities, which were beneficial to several electricity distribution companies, including Chilectra. As a result of this investigation, two reports were produced with the majority and minority views. The majority view was that the National Energy Commission exceeded its legal authority favoring certain distribution companies while the minority view was that the National Energy Commission had acted in full compliance with its authority. Both reports were read in front of the full congressional lower chamber on March 5, 2002. However, no votes were taken nor, as of the date of this annual report, has a new date been set for the revision and vote on the reports. We are not able to determine whether the ultimate results of these resolutions will be materially adverse to our financial performance or future prospects.

Foreign exchange risks may affect the US dollar amount of dividends payable to holders of Enersis’ ADS adversely.

     Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos. Enersis’ depositary will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will convert such pesos to US dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the peso falls relative to the US dollar, the value of the ADSs and any distributions ADS holders receive from the depositary may decrease.

The relative illiquidity and volatility of Chilean securities markets could affect the price of the Enersis ADSs and common stock adversely.

     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets, particularly other countries in South America. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.

Risk Factors Relating to the Rest of South America

South American economic fluctuations are likely to affect our results from operations.

     All of our operations are located in South America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America. We now generate a significant portion of our consolidated operating revenues and consolidated operating income outside Chile, 64% and 53%, respectively, in 2003. Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

     The South American financial and securities markets have exhibited significant volatility since October 1997, reflecting the risk created by weakness in global commodity prices and slowing global economic growth. South American countries have generally responded to these external factors, including currency speculation, by widening or eliminating currency fluctuation bands, raising interest rates and tightening fiscal policies. South American economies, including many of those in which we have investments, have recently been affected adversely by a number of internal and external factors.

     The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events elsewhere, especially in other emerging markets, and such effects may affect the value of or the interest rate yields in the secondary markets for our debt securities. Moreover, Enersis and Endesa-Chile have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven to be volatile.

     Chilean sovereign debt has recently been upgraded by Standard & Poor’s to an “A” rating and is currently the only South American sovereign debt with an investment grade rating.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities.

     Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. These governments’ actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If government authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected.

Risk Factors Related to Brazil

Breaches by our customers of contracts entered into by subsidiaries of Endesa-Chile and equity affiliates with Brazilian counterparties may impact the amount of dividends and distributions we receive from those investments.

     Recent hydrological conditions in Brazil have led to historically low prices in the Brazilian spot energy market. As a result, a number of our most important Brazilian customers have breached their contracts with us in order to purchase energy in the spot market instead of pursuant to these contracts.

     For example, in April 2003, CELG, the sole contracted customer of Endesa-Chile’s Brazilian subsidiary, Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take or pay contract with Cachoeira Dourada. CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to this contract. On July 4, 2003, the court presiding over the dispute ruled that CELG would be required to make payments until December 2005 to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the existing terms of the take or pay contract. The terms of this contract provide for payments of approximately R$16.0 million per month of which Cachoeira Dourada received as of December 31, 2003, approximately R$59.9 million, corresponding to less than half of the payments due under the contract for the year. On June 16, 2004, the preliminary and provisional judgment was revoked, which obliges CELG to pay 100% of the contract to Cachoeira Dourada including payments due for all of 2003. By virtue of this resolution Cachoeira Dourada, in the event that CELG does not pay what it owes, may make effective the contractual guarantees or demand the payment of the same. CELG has petitioned for reconsideration of this decision. A final unfavorable decision could mean that Cachoeira Dourada would receive significantly lower payments from its only contracted customer, which would affect its ability to pay dividends to Endesa-Chile. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results from operations.

     As another example, in December 2003, Companhia Paranaense de Energia–COPEL, or Copel, suspended payments to CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest, under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. As a justification for its action, Copel alleged economic and financial imbalance in the 1999 contracts. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the current contracts. On December 10, 2003 these contracts were executed, providing among other things, for a 50% reduction in the energy volume contracted for (now 400 MW), and a reduction in the term of the contract from 20 to 13 years ending on December 31, 2015.

Energy losses in Brazil may affect our financial results adversely.

     Our Brazilian distribution subsidiaries experience materially higher energy losses than occur in the rest of our distribution operations, with Coelce and Cerj experiencing loss rates for 2003 of 13.5% and 23.6%, respectively, compared with an average loss rate of 9.0% for the rest of our distribution operations. Elevated energy loss rates in our Brazilian distribution subsidiaries are due principally to energy theft, which is particularly acute in areas with high concentrations of low-income customers and in periods of economic downturn. Energy losses affect our financial results because lost energy could otherwise have been distributed to customers or sold to other distributors in return for payment.

Risk Factors Related to Argentina

     The property, operations and customers of Edesur, our Argentine distribution subsidiary, Costanera and El Chocón, our Argentine generation subsidiaries, are located in Argentina and most of their indebtedness is denominated in U.S. dollars. Accordingly, our Argentine subsidiaries’ financial condition and results from operations depend to a significant extent on economic and political conditions prevailing in Argentina and on the rates of exchange between the Argentine peso and the U.S. dollar. As detailed below, the Argentine economy has experienced a severe recession and the abandonment of dollar-peso parity has led to significant devaluation of the peso against major international currencies. These conditions have adversely affected and will continue to adversely affect the financial condition of our Argentine investments and their results from operations and may continue to impair their ability to make distributions to us.

The current macroeconomic situation in Argentina and the changes to regulations affecting our Argentine subsidiaries could affect the ability of our Argentine subsidiaries to meet their obligations.

     The current macroeconomic crisis in Argentina has affected our investments in Argentina significantly.

     On January 6, 2002, the Argentine Congress approved the Public Emergency and Reform of Exchange Regulation Law 25,561, or the Economic Emergency Law. The Economic Emergency Law amended the law that had pegged the Argentine peso at parity with the U.S. dollar since April 1991. The Economic Emergency Law empowered the Argentine Federal Executive Branch to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as the creation of a system for determining the rate at which the Argentine peso is exchanged into foreign currencies. The Economic Emergency Law:

•	repealed the provisions of the convertibility law that fixed the parity of the Argentine peso, or Ar$, with the U.S. dollar, or US$, at 1 to 1 and instead allows the Ar$ to float against the US$; and

•	repealed certain provisions of public service concessions, thus prohibiting the recognition of inflation index mechanisms from other countries and any other indexation mechanism in the setting of tariffs for public services.

     Some of the more significant measures adopted by decree of the Argentine Federal Executive Branch included the following:

•	the creation of an exchange market that allows the Ar$to float freely;

•	the imposition of certain restrictions on access to funds deposited in financial institutions; and

•	asymmetric mandatory conversion into Argentine pesos of Argentine banks’ foreign currency denominated assets at an exchange rate of US$1 to Ar$1 and of foreign currency-denominated deposits at an exchange rate of US$1 to Ar$1.40.

     Additionally, the Argentine Federal Executive Branch and members of the National Congress are considering proposals to modify the public services framework, including electricity distribution service. There have been no proposals submitted by the Argentine Federal Executive Branch to legislators or that have emerged from the National Congress as a bill. It is unclear whether or in what form any amendments to the electricity public services regulatory framework will be enacted, and the timing and applicability of any new legislation is as yet unclear. Such amendments could adversely affect our profitability by increasing the costs associated with and/or decreasing the revenues earned from distributing electricity, and/or modifying some rights of concessionaires recognized under the current regulatory framework.

The Central Bank of Argentina has recently lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina that could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

     From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad (including payments of dividends, principal and interest on debt), with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions, requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, were gradually relaxed from January to May 2003.

     In addition, funds may now be transferred abroad without the prior authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

     We cannot predict, however, whether the Argentine Central Bank will again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

     Should the Argentine Central Bank reimpose restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina and is available to our Argentine subsidiaries or they are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. If similar restrictions are imposed again, our Argentine subsidiaries may not be able to obtain new financing or be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the ability of our Argentine subsidiaries to make cash distributions to us.

     As of December 31, 2003, the debt of our Argentine subsidiaries amounted to approximately US$649 million. As a matter of policy for all of our Argentine subsidiaries, including generation and distribution companies, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. On December 31, 2002, our Argentinian subsidiaries’ total outstanding debt was US$671 million, of which US$485 million was due during 2003. We paid US$50.5 million of principal and US$45.7 million of interest due during 2003 and rolled over US$434.9 million to 2004. As of March 31, 2004 we have paid US$48.4 million of principal and US$11.5 million of interest of our Argentine debt and rolled over US$207.4 million and our Argentine subsidiaries’ have a total outstanding debt amount of US$561 million, which had an average maturity of approximately 24 months. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it become due, we may be unable to refinance our indebtedness on terms acceptable to us.

Argentine authorities have implemented a number of monetary and currency-exchange control measures that have had, and may continue to have, an adverse effect on our results from operations and financial condition in Argentina.

     The Economic Emergency Law has affected Edesur adversely by repealing the provisions of Edesur’s concession contract that permitted its distribution tariffs to be pegged to the dollar, and that provided for certain price indexation mechanisms. Since Edesur’s invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables has declined significantly in the wake of the devaluation of the Argentine peso. Because Edesur’s indebtedness is largely dollar-denominated, the above-mentioned factors have had a significant negative impact on Edesur’s net income.

     The Economic Emergency Law and other recent Argentine foreign exchange restrictions have affected the economic and financial condition of El Chocón adversely due to the pesification of all privately negotiated contracts and spot energy market prices, since this generation subsidiary of Endesa-Chile has electricity power supply contracts with clients in the Republic of Argentina and operates in the Argentine Electricity Retail Market. The pesification of El Chocón’s contracts, together with the devaluation of the peso, have had a significant adverse effect on El Chocón’s net income.

     The Economic Emergency Law also authorized the Argentine Federal Executive Branch to renegotiate all public service contracts, and establishes certain guidelines dealing with potential impacts on the Argentine domestic economy, quality of service and capital expenditure plans, consumer interests, the security of the systems, and the profitability of the companies providing such services. On March 20, 2002, the government listed the set of contracts to be renegotiated, as well as the general procedures to be used as guidance in such negotiations. Among these contracts is Edesur’s concession contract.

     At the time of this filing, it is not possible to determine how the Kirchner administration in Argentina, elected in May 2003, will resolve these very important electricity tariff issues.

     We cannot predict whether the final result of such developments will have a material adverse effect on Edesur.

We may experience higher generation costs and reduced operating margins due to the deficit of natural gas in Argentina.

     The recent natural gas deficit in Argentina could have a negative impact on some of our generation plants in Chile and Argentina particularly those that use natural gas produced in Argentina for their thermoelectric generation.

     In Argentina, this deficit has caused the local price of natural gas to rise. If we are unable to pass along these higher costs to our customers, our operating margins could decrease.

     In Chile, Endesa Chile and another related company currently rely on natural gas for their thermoelectric generation and are parties to take or pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government announced a resolution that allows for the partial suspension of natural gas exports. Furthermore, the resolution gives the Argentine president the authority to effectively ignore the long-term contracts of Argentine exporters. If we experience continuous interruptions in the supply of natural gas supply from Argentina, we would have to replace natural gas with more expensive fuels such as coal and/or diesel to maintain our current generation level, resulting in higher generation costs and lower operating margins.

Risk Factor Related to Colombia

Colombia’s electricity power industry has in the past been affected adversely by guerilla attacks.

     Guerrilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to any attacks having a material impact by any guerilla group, we cannot predict whether such attacks will occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed towards the oil industry.

     During 2002, our Colombian companies paid an anti-terrorism tax which affected our net income. Although we believe such a tax was non-recurrent, future guerilla or terrorist actions in Colombia may result in similar actions by the Colombian tax authorities.

Risk Factor Related to Peru

Peru electricity power industry can be affected by the Camisea project.

     The Camisea pipeline project, a project to build a pipeline from the North of Peru to Lima, may affect the prices of natural gas in that country. If completed the project will result in lowering the price of gas and our subsidiary in Peru, Edegel, and its electricity generation plants that rely on more expensive fossil fuels may be negatively affected.

Item 4. Information on the Company

A. History and development of the company.

Description of Business

     Enersis was originally organized as Compañía Chilena Metropolitana de Distribución Eléctrica S.A., as recorded in a public deed on June 19, 1981. The existence of our company was authorized, and its by-laws were approved, pursuant to Resolution No. 409-S on July 17, 1981, issued by the Chilean Superintendency of Securities and Insurance, or SVS (using the Spanish acronym). The by-laws have been amended subsequently. The existence of our company under its current name, ENERSIS S.A., or Enersis, dates back to August 1, 1988. Enersis is a limited liability stock company domiciled in Santiago, Chile, and operates under Chilean law and regulations. The corporate headquarters are located in Avenida Santa Rosa 76, Santiago, Chile. Our telephone number is (562) 353 4400.

Introduction

     We are an electricity utility company primarily engaged, through our principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. We are one of the largest private sector electricity companies in South America in terms of consolidated assets and operating revenues with over 10 million customers and the largest electricity company in Chile. Through Endesa-Chile, our largest consolidated subsidiary, we are one of the largest private sector electricity generation company in South America in terms of installed capacity. We also have smaller operations in other non-electricity businesses. Endesa-Spain, Spain’s largest electricity generation and distribution company, acquired control of our company in April 1999 and owned 60.6% of our outstanding shares as of December 31, 2003.

     For the seven years ended December 31, 2003, we have ranked as the largest private sector electricity company in Chile, measured by consolidated assets and consolidated operating revenues. As of and for the year ended December 31, 2003, our consolidated assets were Ch$10,732.7 billion and our consolidated operating revenue was Ch$2,352.3 billion.

     We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating to 1919. In 1970, the Chilean government nationalized CCE. In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A., and two distribution companies, one with a concession in Region V, the current Chilquinta S.A., and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In 1989, Río Maipo, was spun off from Chilectra and Río Maipo has since operated the electricity distribution concession in the more rural southern and western portions of the Santiago metropolitan region. Enersis sold Río Maipo in April 30, 2003. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa-Chile. We began our international operations with the 1992 investment in Edesur, the Argentine electricity distribution company. We then expanded primarily into electricity generation and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. Currently, we remain focused on the electricity sector, although we also have small operations in other businesses.

     Electricity Generation

     Our electricity generation business is conducted primarily through Endesa-Chile, which has operations in Chile, Argentina, Brazil, Colombia and Peru. As of December 31, 2003, Endesa-Chile, together with its principal subsidiaries and related companies, accounted for an aggregate of 11,599 MW of generation capacity.

     Endesa-Chile’s Operation in Chile

     The Chilean electricity system is divided into four systems: Sistema Interconectado Central (the “SIC”); Sistema Interconectado del Norte Grande (the “SING”); and two minor isolated systems, Aysén and Magallanes.

     Endesa-Chile is the largest electricity generation company in Chile measured by installed capacity and one of the largest private sector electricity companies in the country. Endesa-Chile had operating income of Ch$338.5 billion and Ch$349.7 billion for the fiscal years ended December 31, 2003 and 2002, respectively. Endesa-Chile had revenues in Chile of Ch$920.3 billion in 2003 and Ch$947.5 billion in 2002. We own 60.0% of Endesa-Chile.

     Endesa-Chile owns and operates 19 generation facilities in Chile. Endesa-Chile accounted for approximately 35% of Chile’s total installed capacity as of December 31, 2003, and its electricity production of 16,286 GWh in 2003, accounted for approximately 36% of all electricity production in Chile. As of December 31, 2003, 18 of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC, with the remaining generation facility located in the SING, which provides electricity to the northern mining regions of Chile. Twelve of Endesa-Chile’s 19 generation plants are hydroelectric, with a total installed capacity of 2,727 MW. The remaining seven are coal, oil or gas-fired thermal plants with an installed capacity of 1,036 MW.

     Endesa-Chile had 69 customers in 2001, 67 customers in 2002 and 60 customers in 2003. These customers include the principal distribution companies of the SIC and large industrial firms whose rates are not government regulated, which are primarily in the mining, pulp and steel sectors. Supply contracts entered into with distribution companies are more standardized than those with unregulated customers and generally have terms ranging from four to eight years. These contracts are extended automatically at the end of the applicable term unless terminated by either party upon prior notice. The contracts may also include provisions that waive obligations for Endesa-Chile in connection with events of force majeure and for binding arbitration in the event of disputes. After the 1998-1999 drought in Chile, the most severe in recorded history, the Ministry of Economy did not accept drought as a potential cause of force majeure. See “Item 8. Legal Proceedings–Payments Related to Failure to Deliver Electricity”. In 2003, sales to unregulated customers represented 46.5% of Endesa-Chile’s total physical energy sales.

     The following table sets out information relating to Endesa-Chile’s installed capacity and electricity sales in Chile:

	Year ended December 31
	2001	2002	2003
Installed Capacity (MW) (1)	3,935	3,935	3,763
Electricity Sales (GWh)	18,673	18,344	18,681

(1)	Figures take into account the sale of the Canutillar Plant in April 2003.

     Endesa-Chile is currently in the process of finishing a new generation plant in Chile. The hydroelectric generation plant at Ralco will have an installed capacity of 570 MW. Because of several construction delays, the facility is scheduled to commence its operations in the second half of 2004. As of March 31, 2004, the construction of Ralco project was 98% completed.

     Competition. Endesa-Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“Gener”), controlled by the United States company, AES, and Empresa Eléctrica Colbún Machicura S.A., (“Colbún”), which is partly owned by Tractebel, the Matte Group and the Chilean state. As of December 31, 2003, in Chile Gener had an installed capacity of 1,785 MW, of which approximately 85% was thermal electric, and Colbún had an installed capacity of 1,521 MW, of which approximately 48% was thermal electric. In addition, there are a number of smaller entities that generate electricity in the SIC. Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price. We believe that Endesa-Chile has considerable competitive strength in the SIC due to its size, diversification, extensive geographic coverage, technical expertise, customer service and established commercial relationships. Approximately 72% of Endesa-Chile’s installed capacity comes from hydroelectric power plants, as a result of which Endesa-Chile generally has lower production costs than companies that rely more heavily on thermal plants. During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations. In the SING, Endesa-Chile operates a thermal facility with an installed capacity as of December 31, 2003, of 182 MW, or 5% , of that system’s total installed capacity. The main generation companies operating in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Eldenor”), and Norgener S.A.

     Gasoducto GasAndes S.A., or GasAndes, a subsidiary of Total Elf Fina, which owns a natural gas pipeline running from Argentina to central Chile, began operations in August 1997, introducing natural gas to the Chilean market in the SIC on a large scale. We entered into several firm contracts for the transportation of gas with GasAndes. Our first gas-fired plant built by San Isidro, a 75%-owned subsidiary of Endesa-Chile, commenced its operations in the SIC in October 1998. Endesa-Chile, through its subsidiary Electrogas S.A., has a 42.5% interest in a consortium which built a natural gas pipeline from Santiago to Quillota to supply natural gas to the combined cycle plants built by San Isidro and Colbún and to regional gas distribution companies. The pipeline became fully operational in two stages during 1998.

     GasAtacama S.A. (“GasAtacama”), in which Endesa-Chile has a 50% ownership interest and CMS has the remaining 50% ownership interest, has built a 940-kilometer natural gas pipeline from northern Argentina into northern Chile which commenced the supply of gas to the SING in July 1999. Endesa-Chile and CMS have built two new gas-fired combined cycle plants with a total installed capacity of approximately 555 MW in Mejillones, connected to the SING. The pipeline project of GasAtacama faces competition from a second source of gas from the northern part of Argentina to the northern part of Chile which became operational in November 2000.

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

     The severity of the 1998-1999 drought, coupled with delays in the beginning of operation of a large gas-fired plant of Colbún led to the implementation by the Chilean Ministry of the Economy of periods of electricity rationing in 1998 and 1999. The impact of the drought in Chile caused Endesa-Chile and its affected subsidiaries to take significant measures to maintain the electricity supply, including, among other things, installing additional temporary thermal capacity in the SIC, negotiating agreements with unregulated customers to lower consumption and purchasing large amounts of electricity from thermal producers to satisfy contractual obligations. As a result, operating margins in Chile during this period were affected adversely.

     Since the third quarter of 1999 through the first half of 2003, hydrological conditions have generally improved because of higher rainfalls, which permitted the normal supply of electricity to Endesa-Chile’s clients, thereby putting an end to the need for electricity rationing. Endesa-Chile believes that it will not be affected as severely by any future drought for several reasons. First, Endesa-Chile has reduced its reliance on hydroelectric generation by increasing its thermal and combined cycle capacity. The combined cycle plant San Isidro became operational in 1998, and the Tal Tal natural gas-fired plant became operational in 2000. Secondly, Endesa-Chile has changed its commercial policy in order to limit sales to regulated customers. In addition, the Ralco hydroelectric plant is scheduled to commence its operations during the second half of 2004.

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

     Sale of Transmission Lines. Endesa-Chile reached an agreement with HQI Transelec S.A. to sell its transmission assets on the SING for US$110 million. This transaction, which closed on May 30, 2003, included the sale of 285 kilometers of 220 kV line circuits for a total of approximately US$ 32 million by Celta S.A., a subsidiary of Endesa-Chile, and the sale of 673 kilometers of 220 kV line circuits for a total of approximately US$78 million through GasAtacama Generación Limitada, in which Endesa-Chile holds a 50% ownership interest. In both cases, the transaction included the transfer of the respective substations.

     Sale of Infraestructura 2000. On June 23, 2003, Endesa-Chile closed the sale of Infraestructura 2000 to the Spanish company, OHL Concesiones, S.L., subsidiary of the Spanish company Obrascón Huarte Lain S.A. for a total amount of UF 2,305,507 (approximately US$55 million, as of that date). In addition, this transaction allows the deconsolidation of UF 9,011,000 (approximately US$220 million, as of that date) in debt that Infraestructura 2000 has with third parties.

     The sale of the Canutillar plant, the transmission lines and Infraestructura 2000 described in the preceding three paragraphs were part of the Financial Strengthening Plan, which we implemented in October 2002. The proceeds of the sales were used to reduce Endesa-Chile’s debt.

     Endesa-Chile’s Operations in Argentina

     As of December 31, 2003, Endesa-Chile owned directly and indirectly 47.4% of El Chocón, the second largest hydroelectric generation facility in Argentina measured in terms of installed capacity, with a total installed capacity of 1,320 MW in 2003. As of December 31, 2003, Endesa-Chile beneficially owned 64.3% of Costanera, a thermoelectric generation company with an installed capacity of 2,302 MW in 2003, which includes CBA. In September 1995, Costanera acquired a 51.0% interest in CBA, which has 320 MW of installed capacity. Costanera merged with CBA as of December 1, 2001. Total generation of electricity in Argentina by our subsidiaries in 2003 amounted to 8,128 GWh, or 11.5% higher than in 2002. Energy sales increased from 7,897 GWh in 2002 to 9,259 GWh in 2003. Endesa-Chile had revenues in Argentina of Ch$111.3 billion in 2003 and Ch$99.1 billion in 2002. Endesa-Chile’s generation companies in Argentina accounted for approximately 16% of the country’s installed capacity in the National Interconnected System, or NIS grid, as of December 31, 2003.

     The following table sets out information regarding Endesa-Chile’s installed capacity and electricity sales in Argentina for the periods indicated:

	Year ended December 31
	2001	2002	2003
Installed Capacity (MW)	3,622	3,622	3,622
Electricity Sales (GWh)	12,988	7,897	9,259

     In May 1998, in anticipation of the completion of a combined cycle plant and the termination of the Edesur and Edenor contracts, Costanera entered into a 20-year contract to sell 500 MW of electricity capacity to Companhia de Interconexão Energética (“CIEN”), a Brazilian transmission company of which Endesa-Chile has a 45% interest. An additional 462 MW of Costanera ´s capacity was committed through a contractual agreement to CEMSA, an affiliated company of which Endesa-Chile has a 45% ownership share. Of the current 962 MW of capacity committed by Costanera, 750 MW are from the first interconnection line and 212 MW from the second interconnection line. As a result of the high hydroelectric production in south-east Brazil, there was no demand under these energy export contracts during 2003. However, even though there was no call for the export of energy, Costanera has received payments for having take-or-pay capacity available for that market.

     Endesa-Chile’s Operations in Brazil

     In September 1997, a consortium consisting of Endesa-Chile and Edegel was awarded 78.9% of the share capital of Cachoeira Dourada for US$715.2 million, and role as operator of Cachoeira Dourada, representing Endesa-Chile’s first entry into Brazil. As of December 31, 2003, Endesa-Chile had an economic interest of 92.5% in this company. Cachoeira Dourada is located in the State of Goias, south of Brasilia. Cachoeira Dourada is a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW, representing 0.8% of the total installed capacity in the Brazilian market and 2003 annual generation of 3,770 GWh, or 4.9% more than 2002. Cachoeira Dourada sells all of its electricity pursuant to a long-term take-or-pay contract with Companhia Elétrica do Estado Goias S.A., or CELG, the regional state-owned distribution company at prices fixed by the regulatory authority. Endesa-Chile had revenues in Brazil of Ch$30.8 billion in 2003 and Ch$51.9 billion in 2002.

     The following table sets out certain statistical information regarding Endesa-Chile’s installed capacity and electricity sales in Brazil for the years ended December 31, 2001, 2002 and 2003.

	Year ended December 31
	2001	2002	2003
Installed Capacity (MW)-Cachoeira Dourada	658	658	658
Electricity Sales (GWh)	3,743	3,591	3,770

     Endesa-Chile, through its 45% ownership interest in Companhia de Interconexão Energética (“CIEN”), Compañía de Transmisión del Mercosur S.A. (“CTM”), CEMSA, and Transportadora de Energía S.A. (“TESA”) is participating in two lines that connect the Argentine and Brazilian transmission systems and to sell electricity generated in Argentina in the Brazilian market. In order to connect the Argentine and Brazilian transmission systems, CIEN has built two 500 kV transmission lines over a distance of approximately 500 kms from Rincón de Santa María, Argentina, to Itá in the State of Santa Catarina, Brazil. The cost of the two lines was approximately US$ 650 million. Two converter stations were installed in order to convert the energy from 50Hz to 60Hz. The first line started operations in June 2000. The second line is divided into two stages of 500 MW. The first of these two stages started operations on May 1, 2002 and the second stage started in August 2002. CIEN has received two 20-year authorizations from ANEEL to operate the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government. CIEN executed four power purchase agreements, to sell energy in Brazil, including to Furnas Centrais Elétricas S.A., or FURNAS, Centrais Geradoras do Sul do Brasil S.A., or GERASUL, and Companhia Paranaense de Energia — COPEL, Copel and Cerj.

     In December 2003, Companhia Paranaense de Energia–COPEL, or Copel, suspended payments to CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest, under a take or pay power and energy supply contract signed in 1999. As a justification for its action, Copel alleged economic and financial imbalance in the 1999 contracts. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the current contracts. On December 10, 2003 these modifications were executed, providing among other things, for a 50% reduction in the energy volume contracted for (now 400 MW), and a reduction in the term of the contract from 20 to 13 years ending on December 31, 2015.

     Endesa-Chile’s Operations in Colombia

     In December 1996, the Colombian government conducted a competitive auction for its 99.9% interest in Betania. A consortium led by Endesa-Chile won the auction, and Endesa-Chile obtained a 74.8% interest in Betania. As of December 31, 2003, Endesa-Chile had an economic interest of 85.6% in Betania. The remaining stake is owned by wholly-owned subsidiaries of Corporación Financiera del Valle S.A., a Colombian investment company. Endesa-Chile is Betania’s technical operator. Betania has one hydroelectric generation facility with an installed capacity of 540 MW. This represents approximately 4.0% of the total installed capacity in the Colombian system. The plant is located at the intersection of the Magdalena and Yaguara rivers, in the southwest of Colombia, 380 kilometers from Bogotá. Betania’s generation of energy decreased, from 1,829 GWh in 2002 to 1,589 in 2003. During 2003, Betania’s sales of electricity (consisting of its own production and electricity purchases) were 2,598 GWh, or 1.47% lower than in 2002. Approximately 42.9% of Betania’s sales were pursuant to sales contracts. The remainder was sold in the spot market. Pursuant to the terms of the privatization, in December 2001 the consortium offered for sale 15% of the shares which it purchased from the government in 1996 on the Colombian Stock Exchange. As a result of the public offering, 500,000 shares were sold. Endesa-Chile had revenues in Colombia of Ch$208.6 billion in 2003 and Ch$229 billion in 2002.

     In September 1997, Capital Energía S.A., or CESA, a company in which Betania had a 51.0% interest, acquired a 48.5% equity interest in Emgesa. At the same time, CESA also acquired a 5.5% interest in Empresa de Energía de Bogatá S.A.E.S.P. (“EEB”), which owns the remaining 51.5% of Emgesa, giving CESA, as of December 31, 2003, a 51.3% economic interest in Emgesa, which is therefore consolidated with Betania. Endesa-Chile’s economic interest in Emgesa was 22.4% as of December 31, 2003. Emgesa has an installed capacity of 2,049 MW, or approximately 15% of the total installed capacity in the Colombian system. Emgesa was formed to provide a vehicle for the privatization of the generation assets of EEB, and did not commence operations until October 1997. In 2003, Emgesa generated energy of 9,205 GWh, a 3.78% increase over the 8,870 GWh generated in 2002.

     The following table sets out information regarding Endesa-Chile’s installed capacity and electricity sales in Colombia for the periods indicated:

	Year ended December 31
	2001	2002	2003
Installed Capacity (MW)(1)	3,035	2,735	2,589
Electricity Sales (GWh)	14,591	14,639	14,900

(1)	On July 2, 2002, EMGESA suspended 302 MW of its installed capacity in Casalaco’s facility.

     Approximately 91.4% of Endesa-Chile’s installed capacity in Colombia is hydroelectric. As a result, production can be affected adversely by drought conditions in Colombia. Between 1999 and 2001 (following severe drought conditions in central Colombia in 1997 through February 1998 caused by the weather effect, “Fenómeno del Niño”), normal hydrological conditions stabilized spot market prices. During 2002, the “Fenómeno del Niño” was moderate, resulting in drier climate conditions and higher prices. The “Fenómeno del Niño” has different effects in different countries. It may produce severe droughts in some countries where we operate and severe flooding in other countries, in any given year.

     Endesa-Chile’s Operations in Peru

     In October 1995, Endesa-Chile expanded its operations into Peru when Generandes Co., a Cayman Islands company organized by a consortium led by Entergy Corporation, a U.S. company, and Endesa-Chile, acquired a 60.0% interest in Edegel. In August 1996, Generandes Co. assigned its interest in Edegel to Generandes Perú S.A. (“Generandes”). Edegel’s operations were previously part of Electrolima Empresa Regional de Servicio Público de Electricidad S.A. (“Electrolima”), a privatized Peruvian state electric utility. As of December 31, 2003, Endesa-Chile owned 59.6%, Southern Cone Power Perú S.A. owned 38.1% and local Peruvian partners owned the remaining interest in Generandes. Endesa-Chile’s economic interest in Edegel as of such date was 37.9%. Endesa-Chile had revenues in Peru of Ch$111.74 billion in 2003 and Ch$118.74 billion in 2002.

     The following table sets forth information regarding Endesa-Chile’s installed capacity and electricity sales in Peru for the periods indicated:

	Year ended December 31
	2001	2002	2003
Installed Capacity (MW)	1,003	1,003	967
Electricity Sales (GWh)	4,239	4,158	4,443

     Edegel owns seven hydroelectric plants, most of which are near Lima, and one thermal plant located in the city of Lima. Edegel is the largest privately-owned electricity generation company in Peru in terms of installed capacity. In 2002, the eight plants have a combined installed capacity of 1,003 MW, of which 739 MW are hydroelectric. In 2003, Edegel produced 4,458 GWh, or 4.2% higher than the 4,279 GWh produced in 2002. All the plants deliver energy to the Sistema Interconectado Nacional, or the SINAC grid. Edegel also owns transmission lines (220 kV and 66 kV) that connect the plants with demand centers in the Lima area. Edegel accounted for approximately 22% of the installed capacity in Peru as of December 31, 2003. Approximately 71% of Edegel’s power sales in terms of megawatts are currently made under contractual agreements to the principal distribution companies and other large customers. The remaining sales are made in the spot market. Energy sales in 2003 were 4,443 GWh, or 6.9% higher than the 4,158 GWh sold in 2002.

Enersis Fortaleza Generation Project

     The only exception to our policy of having generation assets conducted through Endesa-Chile is the case of our Fortaleza Project. The project had total capital expenditures of approximately US$250 million, and is 51% owned by Endesa Internacional, a wholly-owned subsidiary of Endesa-Spain, and 49% owned by Enersis. The Fortaleza Project involved the construction of a 310 MW combined cycle gas plant which came on stream in December 2003. It is located in the port of Pecém, 52 kilometers (32.5 miles) from the city of Fortaleza, the capital of the State of Ceará, in northeastern Brazil, where we also own Coelce, a distribution company. The construction of the thermoelectric plant is within the Brazilian Government’s “Programa Prioritario de Termoelectricidad”

(Thermoelectric Priority Program), or PPT. One of the advantages of being under the PPT is that Fortaleza has a 20-year guaranteed supply of natural gas. In addition, there are compensation-related incentives for investments as well as soft-credit financing for certain Brazilian-manufactured plant equipment.

     In addition to this generation facility, Enersis has 60 MW of hydroelectric installed capacity in Brazil owned by its distribution company Cerj, which is located in the State of Rio de Janeiro.

Electricity Distribution

     Our electricity distribution business has been conducted in Chile through Chilectra and Río Maipo, in Argentina through Edesur, in Brazil through Cerj and Coelce, in Colombia through Codensa and in Peru through Edelnor. For the year ended December 31, 2003, our principal subsidiaries and related companies sold approximately 49,677 GWh of electricity. For more information on energy sales by our distribution subsidiaries for the past three fiscal years, see “Item 3. Key Information — A. Selected Financial Data.” Currently, Chilectra is the technical operator of Edesur, Edelnor, Cerj and Coelce. Enersis sold Río Maipo on April 30, 2003.

     Chilectra

     Chilectra is the largest electricity distribution company in Chile in terms of regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$88.1 billion for the year ended December 31, 2003. Subsequent to a tender offer that commenced in November 2000 and was renewed in July 2001, we increased our equity stake in Chilectra by 26%, and we now own a 98.2% interest. Chilectra operates in a concession area of 2,118 square kilometers.

     Chilectra transmits and distributes electricity in the Santiago metropolitan region. Chilectra’s service area is defined mainly as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial and industrial customers located in the capital city of Santiago and its suburbs. The Santiago metropolitan region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in Chile. As of December 31, 2003, Chilectra served approximately 1.3 million customers.

     Chilectra currently owns a 34% interest in Edesur and, as the operator of Edesur through 2007, receives management fees pursuant to the terms of an operating agreement between Chilectra and the stockholders of Edesur.

     In May 2003 Chilectra increased its interest in Cerj in Brazil from 33.4% to 41.2% through a capital increase to which Enersis subscribed in January 2003, and later sold a share to Chilectra. In February 2004 Cerj fulfilled another capital increase. In this operation, Enersis capitalized intercompany loans for approximately US$243 million. During March 2004, Chilectra acquired part of Enersis’ share of Cerj, increasing its interest in the mentioned company from 41.2% to 46.1%. Its interest in Coelce in Brazil was also indirectly increased, through Cerj, from 14.4% to 15.4% as of March 2004. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru. Chilectra is the operator of Cerj, Coelce and Edelnor, although there are no operator fees associated with these arrangements.

     Chilectra has significantly improved its operating efficiency by steadily reducing energy losses from both theft and technical factors from 22.4% in 1983, at the time of Chilectra’s privatization, to 5.6% as of December 31, 2003. Chilectra has also implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.

     In 2003, Chilectra’s energy sales amounted to 10,518 GWh. For the five-year period ended December 31, 2003, physical energy sales increased at a compounded annual rate of 5.7%. For the year ended December 31, 2003, revenues from electricity sales were Ch$426.8 billion.

     Edesur

     Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases. Pursuant to an agreement entered into with Edesur, Chilectra is and will remain the technical operator of Edesur until 2007. Operating losses were Ch$5.2 billion for the year ended December 31, 2003. In May 2000, we increased our economic interest in Edesur to 56.2% through the acquisition of shares that were previously owned by Edesur employees. After giving full effect to our additional purchase of Chilectra shares, our economic interest in Edesur increased to 65.1%. Edesur operates in a concession area of 3,309 square kilometers.

     Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area. Edesur’s service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires. As of December 31, 2003, Edesur distributed electricity to 2.1 million customers. For the fiscal year ended December 31, 2003, residential, commercial, industrial and other customers, primarily public and municipal, represented: 21%, 32%, 21% and 26%, respectively, of Edesur’s total energy sales of 12,638 GWh.

     Since our acquisition of Edesur in 1992, working through Chilectra, we have implemented cost reductions and other measures to improve Edesur’s operations and profitability. Edesur had energy losses of 11.8% for the fiscal year ended December 31, 2003 compared to 11.6% in 2002 and 9.9% in 2001. This slight increase in physical losses can be attributable to the Argentine economic crisis in 2002. Our objective is to continue to strive for increased productivity and physical loss reductions at Edesur, although we cannot be certain that this objective can be achieved.

     For the year ended December 31, 2003, Edesur’s physical energy sales increased approximately 4.1%, to 12,638 GWh, compared to 12,138 GWh in 2002 and 12,909 GWh in 2001. Energy sales at Edesur in the 2000-2002 period include toll revenues received from other companies for the use of Edesur’s distribution network. For the five year period ended December 31, 2003, physical energy sales increased at a compounded annual rate of 0.6%.

     During 2003, the electricity market was affected by the severe economic crisis in Argentina that began in the final months of 2001. In response to the economic crisis, Law No. 25,561 “Law on Public Emergency and Reform of the Exchange Regulations” and its subsequent complementary regulations were enacted. This law froze tariffs for public services, forced companies to convert their tariffs into Argentine Pesos, and assigned the task of renegotiating the concession contracts to the Ministry of the Economy. This Law has modified part of the procedures for power dispatching and the dispatching methodology of energy price calculations.

     Consequently, during 2003, Edesur’s efforts were directed to sustain its operations in the midst of a highly complex environment resulting from the adverse political, economic and social situation in Argentina.

     Since the beginning of 2002, Edesur has encountered the following difficulties:

(a)	the unavailability of internal and external sources of financing, which affected its operations and planning of capital expenditures;

(b)	higher equipment and material costs in Argentine peso terms due to the devaluation of the Argentine peso from Ar$1.00 per US$1.00 to Ar$3.37 per US$1.00;

(c)	renegotiation and downward adjustments of existing work, services and supply contracts;

(d)	the highest rates of vandalism experienced by the company in recent years and an increase in electricity theft in low-income regions, which resulted in an increase of energy losses from 9.9% in 2001 to 11.6% in 2002;

(e)	increased rates of payment delinquency by government-related customers; and

(f)	significant increases in debt service as measured in Argentine Pesos from Ar$251 million in 2001 to Ar$405 million in 2003, notwithstanding the fact that Edesur has one of the lowest leverage ratios of public companies in Argentina.

     During 2003, some of the above enumerated difficulties began to reverse. For example:

(a)	demand for energy increased over 4%, resulting in increased revenues for Edesur;

(b)	Edesur was able to refinance US$434.5 million under its indebtedness, which allowed it to increase capital expenditures to over Ar$110 million;

(c)	the Argentine peso strengthened from Ar$3.37 per US$1 in December 2002 to Ar$2.96 per US$1 in December 2003, resulting in a decrease in the equipment and material costs that were indexed to the US$;

(d)	some existing services and supply contracts were renegotiated and adjusted upward to compensate for our increased costs in U.S. dollars; and

(e)	Edesur was able to control energy losses, which reached 11.8% as of December 2003, despite the continued adverse economic and social conditions and resulting vandalism

     During 2003, Edesur took appropriate measures to diminish the effects of the crisis in Argentina. For example, Edesur successfully renegotiated substantially all indebtedness on more favorable terms, extending the average life and reducing the cost of its indebtedness.

     Cerj

     Cerj is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil. As of December 31, 2003 we owned a 71.8% interest in Cerj after Enersis capitalized its R$370 million intercompany loan to Cerj. Previously, we had increased our interest to 58.2% through a capital increase executing an option received from Endesa-Spain in December 2000 through the Public Share Purchase Option initiated by Endesa-Spain on May 31, 2000. Chilectra is Cerj’s technical operator but does not receive any fees for its role as operator. Operating income was Ch$24.5 billion for the year ended December 31, 2003. Cerj operates in a concession area of 31,741 square kilometers.

     Cerj is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 1.9 million customers in a concession area of 31,741 square kilometers, where an estimated population of 4.1 million people live. As of December 31, 2003, residential, commercial, industrial and other customers represented approximately 39%, 19%, 24% and 18%, respectively, of Cerj’s total sales of 7,398 GWh. Cerj also owns nine small power plants in the State of Rio de Janeiro with a total installed capacity of 62 MW.

     Coelce

     Because of our higher participation in Cerj, we increased our interest to 29.4% in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 52% interest in Investluz, which owns 56.6% of the capital stock of Coelce. We acquired our interest in Coelce in the second quarter of 1998. Chilectra is Coelce’s technical operator but does not receive fees for its role as operator. Operating income was Ch$19.7 billion for the year ended December 31, 2003. As of December 31, 2003, Coelce served over 2.26 million customers within a concession area of 146,817 square kilometers. During 2003, Coelce had annual sales of 5,897 GWh of energy. Coelce’s energy sales increased by 6.1% in 2003 compared to 2002.

     Coelce has a relatively stable client base with residential clients representing about 31% of energy sold. About 34% of the population and 41% of the energy demand in the State of Ceará is presently concentrated in the metropolitan area of the capital city of Fortaleza. Coelce buys its energy mainly from CGTF (Central Geradora Termelectrica Fortaleza), CIEN (Companhia de Interconexao Energetica) and CHESF (Companhia Hidroelétrica do São Francisco).

     As of December 31, 2003, residential, commercial, industrial and other customers represented approximately 31%, 18%, 29% and 22%, respectively, of Coelce’s total energy sales.

     As of December 31, 2003, Coelce’s energy losses were 13.5% compared to 12.9% in 2002.

     Codensa

     We own a 21.7% interest in Codensa, an electricity distribution company that serves a region of approximately 14,087 square kilometers in Bogotá, and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá. More than 11.9 million people, or approximately 22.6% of the Colombian population, live in Codensa’s service area. Codensa serves approximately 1.97 million customers in its service area. Our interest in Codensa is held through Luz de Bogotá S.A. A subsidiary of Endesa-Spain is the technical operator of Codensa. Operating income was Ch$33.7 billion for the year ended December 31, 2003. During 2003, Codensa had annual sales of 9,254 GWh, of which ,residential, commercial, industrial and other customers represented approximately 37%, 13%, 6% and 43%. Codensa purchased 72.8% of its energy in 2003 from Emgesa, a generating company controlled by Endesa-Chile. Physical energy sales increased by 2.7% in 2003 compared to 2002. Since 2001, Codensa only services regulated clients. The unregulated market is serviced directly by our generation company, Emgesa.

     In 2003, Codensa had energy losses of 10.2% compared to 10.3% in 2002 and 11.8% in 2001. We will continue implementing the same energy loss reduction measures that we have applied in Chile, Argentina, and Peru.

     Edelnor

     Edelnor is a Peruvian electricity distribution company that is 60% owned by Distrilima. Chilectra is Edelnor’s operator but does not receive any fees for its role as operator. As of December 31, 2003, we owned an equity interest of 55.7% in Distrilima which represents a 33.4% interest in Edelnor. Edelnor operates in a concession area of 2,440 square kilometers.

     Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura and Barranca, and in the adjacent province of Callao. As of December 31, 2003, Edelnor distributed electricity to approximately 891,589 customers, a 2.4% increase from December 31, 2002.

     Edelnor had energy losses of 8.4% in 2003 compared to 8.5% for the year ended December 31, 2002.

     For the year ended December 31, 2003, Edelnor had total energy sales of 3,972 GWh. The compounded annual growth rate in energy sales from 1998 to 2002 was 3.7% per annum.

Other Businesses

     Our other businesses Synapsis and Cam, had operating income of Ch$8.7 billion and Ch$13.7 billion, respectively, for the fiscal year ended December 31, 2003. Manso de Velasco had operating losses of Ch$0.9 billion as of December 31, 2003.

     Manso de Velasco

     Manso de Velasco, our wholly owned subsidiary, develops real estate projects in Chile. In December 2003, Manso de Velasco concluded the sale of residential housing lots located in a high income area in Santiago, La Dehesa. As part of this project, during 1998 to 2003, Manso de Velasco sold a total of 708.9 acres for US$148.2 million. During 2003, Manso de Velasco subdivided the residential neighborhood of Meseta Puerto Pacifico into 9 lots. 41% of these lots were sold for apartment building construction. In addition, Manso de Velasco has a 55% interest in ENEA, a long-term project involving a 2,593.5 acres near Santiago’s international airport. The goal of this project is to create both industrial and residential lots. The real estate business is not a core business of Enersis and as a result, we plan to divest our interest in Manso de Velasco under the best possible conditions.

     Cam

     Cam is engaged in the electrical parts procurement business and is the entity in charge of giving continuity to our engineering and electrical service activities, both in Chile and abroad, and concentrates on managing large-scale services for public utility companies, especially in the electricity, telecommunications, gas and water distribution sectors. The services provided by Cam include maintaining and calibrating electricity meters and other precision equipment, connecting electricity to final users, and constructing electrical facilities and distribution network connections. On January 2002 CAM Uno merged into Cam to form a sole company with the purpose to provide integral services to massive public service distributors. The combination of supply procurement and subsequent services have strengthened the operating, commercial and competitive capacity of the company. The company is able to provide improved value in turnkey solutions with reduced transaction costs by integrating the procurement of materials as part of the services. This company represented approximately 0.6% of our consolidated assets as of December 31, 2003 and 2.6% of our consolidated operating income for the year ended December 31, 2003.

     Synapsis

     Synapsis, a wholly owned subsidiary of Enersis, is engaged in the computer services business. Synapsis provides support services to our electric utility businesses, both in Chile and abroad, and also transacts business with unrelated third parties. Synapsis is the main provider of information systems to Enersis and its subsidiaries and supplies services and equipment relating to computers and data processing. This company represented approximately 0.2% of our consolidated assets as of December 31, 2003 and 1.6% of our consolidated operating income for the year ended December 31, 2003.

     Other businesses

     Endesa-Chile’s other Chilean businesses include infrastructure projects, including building and operating a concession for a private tunnel and two toll roads, as well as engineering services primarily associated with large hydroelectric dam construction. Endesa-Chile has decided to discontinue further expansion of its involvement in infrastructure projects.

B. Business overview.

Business Strategy

     We believe that there is long-term potential for significant growth in per capita energy demand in South America, as well as for significant growth attributable to demographic trends, and we seek to take advantage of our know-how and market position as the leading private sector electricity company in the region to:

•	enhance earnings through expansion of our unregulated client base;

•	improve our operating margins by reducing the operating costs of our existing businesses; and

•	focus on our core business by disposing of our interests in non-strategic business lines.

     The elements of our strategy are described in greater detail below.

Continued demographic growth in South America to take advantage of an increasingly regional energy market

     We intend to continue to experience demographic growth in the South American utility sector. We believe that we have considerable expertise in managing utilities, including:

•	reducing energy losses associated with distribution businesses over the long term;

•	building and operating generation facilities;

•	implementing proprietary billing and accounts receivable management systems;

•	increasing work force productivity while maintaining good labor relations; and

•	operating under a range of tariff and regulatory frameworks that reward efficient operations.

Financial Strengthening Plan

     On October 4, 2002, our board of directors unanimously approved a financial strengthening plan in order to reduce our leverage and improve our capital structure, refinance our bank debt and the debt of some of our subsidiaries and sell some of our non-core assets in order to confront potential short-term liquidity issues. As of the date of this filing, the plan, the principal elements of which are set forth below, has been completed.

     Capital increase. On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003.

     ENDESA, S.A. (“Endesa-Spain”), through Elesur S.A., a wholly-owned subsidiary and our direct parent company as of the date of the capital increase (“Elesur”), exercised a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the extinguishment of a Ch$1.0 trillion (approximately US$1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur (“the Loan”). As required by Chilean law, an independent appraiser valued the Loan exclusively for purposes of the capital increase at 86.84% of its par value. Endesa-Spain, acting through Elesur, subscribed for 59.09% of the new shares at a value of approximately Ch$870.5 billion, the appraised value of the Loan.

     Endesa-Spain and its wholly-owned subsidiaries did not exercise all their pre-emptive options during the first pre-emptive rights period in order to make shares available for a possible exchange offer to local bondholders and voluntarily excluded themselves from the second pre-emptive rights period in order to permit minority shareholders to participate with higher pro rata shares in that period.

     Minority shareholders subscribed 31.61% of the shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately Ch$465.6 billion. During the second pre-emptive rights period, minority shareholders subscribed an additional 5.55% for a total cash subscription of approximately Ch$81.8 billion. Additionally, 3.66% of the new shares were subscribed as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase. As a result, the total amount of local bonds exchanged was equivalent to approximately Ch$54 billion.

     In summary, the total number of shares subscribed was 24,360,123,331 for an aggregate capital increase of US$2,106 million. Of this amount, 59.1% were subscribed by Endesa-Spain, acting through Elesur, and 40.82% were subscribed by minority shareholders. As a result of the foregoing, since December 20, 2003, Endesa-Spain’s ownership interest in Enersis has been 60.6% decreasing from 65.0% prior to the capital increase.

     Our capital increase during 2003 resulted in an increase of our outstanding shares from 8,291,020,100 to 32,651,166,476. The increase in the number of outstanding shares resulted in a dilution of 75% of the holdings that did not participate in the subscription of new shares. The capital increase allowed us to significantly reduce our indebtedness as a result of the extinguishment of the Ch$1.0 trillion intercompany loan from Elesur and the application of cash proceeds from the capital increase to repay US$741 million of indebtedness.

     Debt Refinancing. Following is a description of the amounts of our debt that had been scheduled to mature in 2003 and 2004 and the refinancing or repayment, if any, of such amounts:

•	US$170 million 7.3% notes due May 1, 2003, issued in 1996 by Pehuenche, which were repaid in full.

•	US$931 million of syndicated and bilateral loans of Endesa-Chile:

•	On May 15, 2003, Endesa-Chile refinanced US$743 million of its syndicated and bilateral bank debt by entering into a senior guaranteed syndicated term loan facility, hereinafter referred to as the Endesa-Chile May 2003 Facility.

•	On February 4, 2004, Endesa-Chile entered into an unsecured syndicated term loan facility for an aggregate amount of US$250 million, hereinafter referred to as the Endesa-Chile Facility. Endesa-Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the net proceeds from the sale of notes to prepay its indebtedness under the Endesa-Chile May 2003 Facility in accordance with its terms.

•	€400 million three-year floating rate notes maturing on July 24, 2003 issued by Endesa-Chile Internacional, Endesa-Chile’s wholly owned finance subsidiary:

•	In July 2003, Endesa-Chile completed an issuance and sale of notes in an aggregate principal amount of US$600 million, the net proceeds of which were used to pay the €400 million three-year floating rate notes described above and to prepay indebtedness of Endesa-Chile under the Endesa-Chile May 2003 facility described above, in accordance with its terms.

•	US$1,588 million of syndicated and bilateral loans of Enersis:

•	On May 15, 2003 we entered into two senior secured syndicated term loan facilities for an aggregate amount of US$1,588 million, hereinafter referred to as the Enersis May 2003 Facilities.

•	On November 14, 2003, we entered into a US$800 million senior unsecured syndicated term loan facility, hereinafter referred to as the Enersis November 2003 Facility, of which only US$500 million were drawn, the funds of which were used to prepay in part the Enersis May 2003 Facilities. The Enersis November 2003 Facility has already been refinanced as described below.

•	On November 19, 2003 we completed the issuance and sale of the old notes in an aggregate principal amount of US$350 million, the net proceeds of which were used to prepay in part indebtedness under the Enersis May 2003 Facilities in accordance with its terms.

•	We used approximately Ch$465.6 billion in cash proceeds from the subscription of shares during the first pre-emptive rights period of our capital increase to repay approximately US$582 million outstanding under the Enersis May 2003 Facilities.

•	US$149 million was returned to Enersis’ bondholders for 2026 notes with a put option exercisable on December 1, 2003. Approximately US$0.9 million of such issuance remains outstanding because a few bondholders did not exercise their option.

     Also, we used approximately Ch$78 million in cash proceeds from the subscription of shares during the second pre-emptive rights period of our capital increase to repay outstanding short lines of credit.

     On April 14, 2004, we made a voluntary repayment under the Enersis November 2003 Facility of US$150 million, reducing the outstanding amount of the loans to US$350 million. On the same date, we amended and restated the Enersis November 2003 Facility, hereinafter referred to as the “Amended Enersis Facility.” The Amended Enersis Facility effectively reduces the spread over LIBOR by 110 basis points to 115 basis points, while improving the structural terms of the facility and therefore improving our financial flexibility.

     Asset Sales. As part of the financial strengthening plan, we sold our entire interests in:

•	Central Hidroeléctrica Canutillar. Previously owned by Endesa-Chile, this plant has an installed capacity of 172 MW (or approximately 4.4% of Chile’s total installed capacity) and was sold on April 30, 2003 for net proceeds of US$174 million.

•	Infraestructura Dos Mil S.A., or Infraestructura. The sale of this toll road company, which was consummated on June 23, 2003, contributed approximately UF2.3 million in net proceeds. As of March 31, 2003, Infraestructura had outstanding payables and debt of UF9.4 million. Accordingly, the deconsolidation of Infraestructura as a result of the sale reduced Enersis’ consolidated payables and debt by such amount.

•	Transmission. Endesa-Chile’s subsidiary Celta and its equity affiliate GasAtacama Generación Limitada sold their transmission assets on May 30, 2003 for a total consideration of US$110 million, of which US$32 million was paid to Celta and US$78 million was paid to Atacama Finance. Endesa-Chile received US$25 million of the proceeds from GasAtacama in the form of a partial repayment of an existing intercompany loan. The outstanding principal amount of this intercompany loan as of December 31, 2003 is US$215 million.

•	Compañía Eléctrica del Río Maipo S.A. , or Río Maipo. This distribution company was sold on April 30, 2003 for US$170 million in cash, which resulted in the deconsolidation of US$33 million of debt.

     As a result of all the foregoing:

•	our consolidated debt decreased 29% from US$8.98 billion as of December 31, 2002, to US$6.40 billion as of December 31, 2003;

•	our debt to equity ratio decreased from 1.49 as of December 31, 2002 to 0.82 as of December 31, 2003;

•	the ratio of current assets to current liabilities increased from 0.56 as of December 31, 2002 to 1.02 as of December 31, 2003; and

•	we were able to obtain financing at more favorable costs; for example, the spread over LIBOR of our bank debt decreased from 350 basis points in May 2003 to 225 basis points in December 2003, and to 115 basis points in April 2004.

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

Focus on core competencies through divestiture of non-strategic businesses

     We intend to focus on our core electricity businesses of generation, distribution and electricity interconnection systems. In this context, in 2000 we divested ourselves of our water utilities Aguas Cordillera and Esval. In addition, Endesa-Chile divested itself in October 2000 of Transelec, a Chilean electricity transmission company, for approximately US$1,076 million, representing a gain for Endesa-Chile of approximately US$225 million. Although electricity transmission is a business that we also consider part of our core business, Endesa-Chile sold Transelec primarily because of concerns by the Chilean antitrust authorities regarding the integration of our generation, transmission and distribution businesses in Chile. Endesa-Chile also sold its transmission assets on Chile’s Northern Grid System to HQI Transelec S.A. on May 30, 2003. On June 23, 2003, Endesa-Chile sold Infraestructura 2000, owner of “Autopista del Sol” (a highway from Santiago to the coast) and “Autopista Los Libertadores” (a section of a highway from Santiago to the north). Depending on market conditions, we may also dispose of ENEA, a business and commercial park located near the Santiago international airport, and Santuario del Valle, a project of residential real estate lots aimed at high-income families in northeastern Santiago.

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

     For the period between 2004 and 2008, we expect to make capital expenditures of approximately Ch$1,598 billion in our majority-owned subsidiaries, including Endesa-Chile. The table below sets forth the capital expenditures made by our subsidiaries in 2003 and expected capital expenditures for the period 2004-2008.

	Capital Expenditure
	(in billions of Ch$)
	2003	2004-2008
Electricity Generation
Endesa-Chile (Chile, Argentina, Brazil, Colombia and Peru)	153	496
Electricity Distribution
Chilectra (Chile)	39	225
Edesur (Argentina)	22	247
Cerj (Brazil)	37	261
Coelce (Brazil)	26	154
Codensa (Colombia)	17	123
Edelnor (Peru)	16	79
Other Businesses	5	13

Total	315	1,598

Electricity Generation

     Endesa-Chile had total capital expenditures of Ch$153 billion in 2003. For the period between 2004 and 2008, Endesa-Chile expects to make further capital expenditures of approximately Ch$496 billion in currently identified generation projects in Chile, primarily associated with the Ralco hydroelectric power plant, which is scheduled to commence operations in the second half of 2004.

Electricity Distribution

     In 2003, Chilectra incurred capital expenditures of Ch$39 billion. The capital expenditures were principally to improve existing distribution facilities and networks. Chilectra’s capital expenditures were financed through internally generated funds. Pursuant to the current capital expenditure plan, capital expenditures in Chilectra is expected to be Ch$225 billion for the period between 2004 and 2008.

     Edesur incurred capital expenditures of Ch$22 billion in 2003, principally due to repairs and expansion of existing facilities, including replacement of old equipment and lines and expansion of capacity. Edesur expects to meet its capital expenditure requirements principally with internally generated funds. Capital expenditures for Edesur are anticipated to be Ch$247 billion for the period between 2004 and 2008.

Competition

     In the electricity generation business segment, our Chilean subsidiary, Endesa-Chile, competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (formerly Chilgener S.A.) (“Gener”) and Colbún. According to statistics published by autonomous generating industry groups, known as Centro de Despacho Económico de Carga (“CDEC”), as of December 31, 2003, in Chile Gener had an installed capacity of 1,785 MW (including Guacolda 304 MW and Eléctrica Santiago 379 MW) of which 85% was thermal electric, and Colbún had an installed capacity of 1,521 MW, of which 48% was thermal electric. In addition, there are a number of smaller entities that generate electricity in the SIC. Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price. Endesa-Chile believes that it has considerable competitive strength in the SIC due to its large diversified capacity, extensive geographic coverage, technical expertise, customer service and established commercial relationships. In addition, as 72% of Endesa-Chile’s installed capacity comes from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies that rely more heavily on thermal production. During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations. In the SING, Endesa-Chile operates one thermal electric facility with an aggregate installed capacity as of December 31, 2003, of 182 MW, or 5% of the total installed capacity in the SING. The main generation companies operating in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A.

     Also within our electricity generation business segment, our Argentine subsidiaries, Costanera, Central Buenos Aires S.A. and El Chocón, compete against other important operators in the Argentine market such AES, Pluspetrol, PECOM Energia and TotalFinaElf. Our Peruvian subsidiary, Edegel, competes within the Peruvian market against Electroperú, Egenor, Enersur, Eepsa and Etevensa. Our Colombian subsidiaries, Betania and Emgesa compete, against AES and Unión Fenosa within the Colombian market. Finally, our Brazilian subsidiary, Cachoeira Dourada, competes against other important private operators in the Brazilian market, including Tractebel, AES, Duke and state-owned Eletrobrás.

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

     Electricity generation companies compete with each other to obtain long-term contracts with distribution companies, and they compete with each other and with distribution companies to provide service to unregulated (high-usage) customers. All sales to regulated customers are subject to tariffs that fix the maximum prices that can be charged. The Chilean Electricity Law requires that the difference between such maximum prices charged to regulated customers and actual prices to unregulated customers not exceed 5% on average. (This percentage was reduced from 10% to 5% with the recent enactment of the “Short Law.”) Any variation of more than 10% requires that the regulated prices be adjusted. Consequently, competition for sales to unregulated customers may affect the tariff for regulated sales.

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

     We are not aware of customers in our concession area that have installed their own lines from a generation company as of the date of this annual report. We believe there is presently no significant self-generation or co-generation within Chilectra’s concession area.

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

     Our electricity generation operations in Argentina are carried out by El Chocón, Costanera and Central Buenos Aires (CBA). Generation companies compete with each other in the wholesale electricity market for sales to distribution companies and large users. The prices received by electricity generation companies in the wholesale market are determined primarily by the marginal cost of supplying additional capacity on the system.

     Brazil

     As of December 31, 2003, our electricity distribution business in Brazil was conducted through Cerj and Coelce. The concession agreements for Cerj and Coelce are non-exclusive for their respective territories. Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies. Currently, Brazil’s electricity generation needs are supplied primarily by approximately 70 companies. Substantially all of the country’s generating capacity is controlled by either states or the federal government.

     As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Cerj’s concession area), the South, the North and the Northeast (including Coelce’s concession area). Each of these regions is supplied primarily by a federally-owned generation company which is charged with promoting the development of electricity power generation and transmission in its region. The main federal generating company for the Southeast region is Furnas Centrais Elétricas S.A., or FURNAS. Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the Operador Nacional do Sistema Elétricos, or ONS. Our electricity generation in Brazil is conducted through Cachoeira Dourada, Endesa Fortaleza (CGTF or Central Geradora Termelectrica Fortaleza) and Companhia de Interconexao Energetica.

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

     The electricity sector in Chile is regulated pursuant to DFL No. 1, which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law. Under the Chilean Electricity Law, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles, or the SEF (SEC in Spanish), and the Ministry of Economy acting through the Comisión Nacional de Electricidad, or NEC (CNE in Spanish). The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks. The NEC calculates maximum prices for electricity sales to regulated end users.

     Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area. The largest generation companies in Chile, including Endesa-Chile, sell electricity through interconnected electricity systems. In addition to the SIC and the Sistema Interconectado Norte Grande, or SING, there are several other isolated and less significant systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups and transmission companies, the dispatch center, known as the Centro de Despacho Económico de Carga or CDEC. The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system. In addition, certain major industrial companies own and operate generation systems to meet their own demand.

Chilean Electricity Law

     General

     The goal of the Chilean Electricity Law is to provide sufficient incentives toward maximizing efficiency and a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices. The expected result is an economically efficient allocation of resources to and within the electricity sector. The regulatory system is designed to provide a competitive rate of return on investments in order to stimulate private investment, while ensuring the availability of electricity service to all who request it. We are subject to regulation of our prices and other aspects of our business in Chile under the Chilean Electricity Law. Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law. The NEC calculates retail tariffs and wholesale, or node-prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated node-prices. The SEF sets and enforces the technical standards of the system and the correct compliance of the law. In addition, the Ministry of Economy grants final approval of tariffs and node-prices set by the NEC and regulates the granting of concessions to electricity generation, transmission and distribution companies.

     Pursuant to the Chilean Electricity Law, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa-Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched. This is known as the spot marginal cost.

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

     Sales to Distribution Companies and Certain Regulated Customers

     Under the Chilean Electricity Law and regulations thereunder, sales to distribution companies for resale to regulated customers must be made at the node-prices then in effect at the relevant locations (nodes) on the interconnected system through which such electricity is supplied. Until March 2006, two years after approval of the “Short Law,” regulated customers are those with a maximum consumption capacity equal to or less than 2 MW. After March 2006, those clients with maximum consumption capacity between 0.5 MW and 2 MW will be able to choose their status as a regulated or unregulated customer. Two node-prices are paid by distribution companies: node-prices for capacity and node-prices for energy consumption. Node-prices for capacity are determined by making a calculation of the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, quarterly during the succeeding 48 months in the SIC and monthly during the succeeding 24 months in the SING. The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 48-month period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine marginal cost in the SING.

     Node-prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy. Although node-prices are quoted in Chilean pesos, the calculations used to determine node-prices are mainly effected in United States dollars. Node-prices so established become effective in May and November. Node-prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10% with respect to the initially calculated price. In addition, the Chilean Electricity Law requires that the difference between node-prices and the average price paid by unregulated customers in the four month period prior to the date of node-price calculation not exceed 5%. If node-prices do not meet this requirement, they will be adjusted so that such difference will not exceed 5%. Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node-prices in effect at the time.

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

     Firm Capacity is the total probable capacity of all generating units in an interconnected system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit. Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such generation company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node-price for capacity.

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

     Transmission

     To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates” which are charged to generation companies and final customers according to the following proportion defined by law: 80% to generators and 20% to customers in the central part of the network (the “Common Influence Area”, initially located between Quillota and Charrúa), and, in the rest of the transmission system, 100% to either generators or customers, according to the direction of the power flows. According to the “Short Law” (Ley Corta) the transmission companies become public service companies and its incomes are determined every 4 years by Decree of the Ministerio de Economía, Fomento y Reconstrucción.

     Sales to Unregulated Customers

     The Electricity Law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:

•	final customers with a connected capacity greater than 2 MW, commonly known as large customers;

•	temporary customers; and

•	customers with special quality requirements.

     From March 2006, final customers with a connected capacity between 0.5 MW and 2 MW may voluntarily decide to leave their status as regulated customers. However, these customers must reamin at their chosen status for the next four years.

     Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies. All other customers are subject to the maximum prices established by the tariffs.

     Distribution Tariff to Final Customers

     The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node-prices for capacity and energy consumption at the point of purchase from the generation company), a transmission charge and sub-transmission surcharge, a factor for distribution losses of capacity and energy, and the value added by the distribution network, or the VAD. The price for both generation and distribution capacity sold to customers includes an “overlap factor” to reflect the overlap between peak capacity demand for the customer and for the system as a whole. The transmission charge reflects the cost paid to transmission companies and sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.

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

     The VAD, which is based on a “model company,” includes the following costs: selling, general and administrative costs of distribution; maintenance and operating costs of distribution assets; cost of energy and energy losses; and an expected return on investment, before taxes, of 10% per annum in real terms based on the new replacement cost of assets employed in distribution. The new replacement cost of assets includes the cost of renewing all the facilities and physical assets used to provide the distribution services, including interest expense, intangible assets and working capital.

     Distribution Tariff-Setting Process

     The distribution tariffs are set every four years. During the tariff-setting process, the NEC classifies companies into groups, hereinafter referred to as the Typical Distribution Areas or TDAs, based on economic factors that classify like-companies with similar distribution costs.

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

     At the beginning of 2004, the Chilean SEF informed the exploitation costs which the NEC calculates the rate of return of the industry for 2002. In this context, the Chilean SEF reduced the allowed operating costs by 4.9% for Chilectra and further reduced the accepted costs of energy and power purchases by 1.1%. The electricity distribution companies, including Chilectra, commenced two judicial actions in the Santiago Court. These judicial actions claim that the resolutions by which the SEF reduced the allowed operation cost of the distribution companies were not consistent with the sentence of the Supreme Court, which has instructed the SEF that, in the event that it rejected operating costs, it should issue an explanatory resolution for such action and specify the costs that were turned down for being either unnecessary or excessive. These judicial actions are still awaiting resolution.

     On December 31, 2003, the Experts Committee (“Comisión Pericial”) announced the net replacement value of the asset base (“VNR”) of Chilectra. Even though the approved VNR was 13.9% lower than the VNR proposed by the company, it was still 8.5% higher than the VNR approved four years earlier. The VNR is only used for the rate of return checking process done at the end of the tariff setting process. It does not influence the results of the VAD study, and it does not, by itself, allow an estimate of the final result of the tariff setting process.

     In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the NEC. As required by the Chilean Electricity Law, distribution tariffs have been reset every four years starting with 1984. The next tariff resetting is scheduled for November 200. Chilectra is currently working in the tariff study to be presented to the NEC. Tariff formulas allow monthly indexing based on variations in node-prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties. The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity. Node-prices are adjusted during the six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10%.

     Concessions

     In certain cases, the Chilean Electricity Law permits the generation and transmission of electricity without the need to obtain a concession from the Chilean government. However, companies may apply for a concession from the Chilean government, particularly to facilitate use of and access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, absent agreement, determined by an administrative proceeding that may be appealed to the Chilean courts.

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

     Changes to Electricity Law, Potential Fines, Compensations and Regulatory Payments

     Chilean Congress amended the Chilean Electricity Law, effective as of June 8, 2000, placing severe penalties on deficit generation companies in the event of prolonged periods of electricity shortages. Electricity rationing may be enforced by the enactment of a rationing decree which is subject to the prior approval by the NEC and the

Ministry of Economy. Such approval is contingent upon the severity of the prevailing conditions causing the electricity shortage.

     The Chilean Electricity Law, as amended, no longer exempts deficit generation companies from fines if power shortages are due to severe drought and states that such weather conditions will no longer be considered a force majeure event. In addition, the Chilean Electricity Law, as amended, requires that generation companies compensate consumers during periods of rationing as compared to the law prior to amendment      , which only compensated surplus generators but did not penalize deficit generators during power shortages. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

     Under the Chilean Electricity Law, as currently in effect, we may be required to pay fines to the regulatory authorities, make compensatory payments to electricity consumers affected by the shortage of electricity and make payments to generation companies from whom we are forced to purchase electricity in order to meet contractual commitments. These types of penalties or payments are described below.

•	Fines. The fines, that could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately US$50 to a maximum of the equivalent of approximately US$6 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory payments by generation companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution customers on a pro rata basis for credits given to final consumers in an amount equal to the product of: (i) the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price, and (ii) the difference between the consumer’s actual energy consumption during the rationing period (taking into account only the hours of effective interruptions of service) and during the same period in the prior year, with certain adjustments.

•	Failure cost. Chile’s Electricity Law calls for a “failure cost” to be imposed on generation companies that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect. The failure cost is implemented as the price that must be paid by deficit generation companies to the surplus generation companies from whom deficit generation companies purchase electricity.

•	Compensatory payments by distribution companies. Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

     On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters, that should be regulated. As of the date of this annual report, such services have not been regulated and it is expected that the NEC will regulate such services in the next tariff setting scheduled for November 2004, although the ministerial decree was originally supposed to be published at the end of June 2004.

     On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to SAESA, a distribution company which was not able to renew its electricity supply contracts. Such resolution also stated that the electricity supply shall be provided at the node-price and on a pro rata basis, considering the firm capacity of each generation company.

     The regulatory authority has announced that the Chilean electricity regulatory framework will be amended in two steps. The first step dealing with those matters that were needed with more urgency is known as the “Short Law” and was published in March 2004. The second step will deal with the remaining amendments that are needed, known as the “Long Law.”

   The “Short Law”

     The Short Law was approved by Chilean Congress and it became effective as of March 2004. The principal changes implemented by the Short Law include:

•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers,

•	regulation on the subject of ancillary services (including frequency regulation, among others);

•	reduction of the regulated node price band with respect to the unregulated customer contract price from 10% to 5%,

•	regulation of the distribution toll (wheeling rate), requiring electricity distributors to provide service to third parties;

•	a reduction of the definition of unregulated customer from 2 MW to 0.5 MW of power capacity needs, starting two years after the law was declared effective. The newly eligible customers will be given the option to decide whether to remain as regulated or to change their status to unregulated.

•	a permanent expertise commission will be established to resolve discrepancies that arise in each of the tariff and toll setting processes.

     In our opinion, the approval of this law has established a better framework for companies to analyze new investments. Nevertheless, the convenience of developing new projects depends not only on regulations, but also on the stability and attractiveness of the industry price levels.

     As of the date of this report, the final proposal of the Long Law is still being evaluated by government authorities.

     Environmental Regulation

     The Chilean Constitution of 1980 grants to all citizens the right to live in an environment free of pollution. It further provides that other constitutional rights may be limited in order to protect the environment. Although environmental regulation is not as well developed in Chile as in the United States and certain other countries, Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.

     Our operations in Chile are also subject to Ley No. 19,300, or the Chilean Environmental Law, which was enacted in 1994. The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards. The Chilean Enviornmental Law was implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia (“Reglamento No. 30”) on March 20, 1997. Endesa-Chile applies the guidelines set out in Reglamento No. 30 when analyzing the development of future projects. Prior to the enactment of the Chilean Environmental Law and its implementation through Reglamento No. 30, Endesa-Chile applied similar guidelines to its projects. The Chilectra’s transmission lines may be also affected by regulations under the Chilean Environmental Law issued on April 3, 1997, which require environmental impact studies for projects involving high voltage transmission lines and their substations.

     Water rights

     Endesa-Chile owns water rights granted by the Chilean Water Authority for the supply of water from rivers and lakes near Endesa-Chile’s production facilities. Under current law, these water rights are of unlimited duration, and they are the absolute and unconditional property rights of Endesa-Chile. Chilean Congress is currently considering a proposal to revise the laws governing water rights. Under the proposal Endesa-Chile would have to pay a fee for previously granted but unused water rights in each year that the right remained unused.

   General Regulation Applicable to Non Chilean Operating Companies

     Enersis’ and Endesa-Chile’s non-Chilean operating companies were acquired in connection with the privatization of formerly government-owned and controlled companies. In connection with these privatizations, in certain instances, the bidding terms established limitations on the winning bidders’ ability to transfer their shares without prior regulatory approval or expiration of prescribed waiting periods. Accordingly, Enersis’ and Endesa-Chile’s ability to transfer interests in its non-Chilean operating entities is subject to compliance with such requirements.

   Argentina

     Industry Structure

     Federal Law No. 24,065 of January 1992, or the Argentine Electricity Act, divides the electricity industry into three sectors: generation, transmission and distribution. The generation sector is organized on a competitive basis with independent generation companies selling their production in the spot market of the Wholesale Electricity Market, or the WEM, or by private contracts with certain other market participants in the term market of the WEM. Transmission is organized on a regulated basis. Transmission companies are required to operate, maintain and provide third parties access to the transmission systems they own and are authorized to collect a toll for transmission services. Transmission companies are prohibited from generating or distributing electricity. The major transmission company is Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. or Transener. Distribution involves the transfer of electricity from the supply points of transmitters to customers. Distribution companies operate as geographic monopolies, providing service to almost all customers within their specific region. Accordingly, distribution companies are regulated as to rates and are subject to service specifications. Although distribution companies may acquire the electricity needed to meet the demand either in the WEM at seasonal prices or through contracts with generation companies, all of them prefer to buy electricity in the WEM because distribution companies are allowed to pass through only the seasonal prices reflecting the average spot energy price.

     The WEM classifies large users of energy into three categories, Major Large Users, or GUMAs in its Spanish acronym, Minor Large Users, or GUMEs in its Spanish acronym, and Large Particular Users, or GUPAs in its Spanish acronym. Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market. GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have a minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

     The regulation also recognizes the following entities as participants in the WEM:

•	power traders, who market generation capacity and energy demand by entering into contracts with generation companies and large consumers;

•	provinces which can sell the energy received under royalty rights; and

•	foreign companies that are part of import/export energy contracts.

     Dispatch and Pricing

     The Argentine electricity dispatch system, like the Chilean system, is designed to ensure that the lowest cost electricity reaches customers. The National Interconnected System, or NIS, coordinates the generation, transmission, and distribution of electricity. Generation companies sell their electricity to distribution companies, power traders and large users in the competitive WEM through freely negotiated supply contracts or through the spot market at prices set by the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA. The operation of the WEM is the responsibility of CAMMESA. CAMMESA’s stockholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.

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

     Transmission Tariff

     The transmission tariff that must be paid by generation companies, distributors and large users can be broken down into:

•	a connection charge that underwrites the costs of operating and maintaining the equipment that links them to the transmission system;

•	a capacity charge that underwrites costs of operating and maintaining lines; and

•	a variable charge based on the aggregate amount of electricity energy transported to cover losses that occur during transmission.

     Regulation of Hydroelectric Operations

     The Basin Authority. Ley Nacional No. 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers, or the Basin Authority. The Basin Authority is responsible for the administration, control, use and preservation of the basin of the Limay, Neuquén and Negro Rivers, and for the adequate management of related water resources. The Basin Authority monitors compliance by El Chocón, one of the largest hydroelectric generation facilities in Argentina, and other hydroelectric concession holders in the region with the provisions of their respective concession agreements, environmental laws and the Basin Authority’s resolutions. The Basin Authority also serves as a forum for public hearings at which complaints against those holding concessions can be heard and resolved.

     ORSEP. The Entity for Safety of Dams, or ORSEP in its Spanish acronym, is in charge of supervising the safety of El Chocón’s dams, and of any additional works performed by El Chocón. ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets. ORSEP is empowered to:

•	inspect and verify the functioning of any part of the dams or related structures;

•	require reports on the design, construction, operation, maintenance, use, repair or modification of dams and related structures; and

•	monitor any situation which may cause risk to the dam or any death or injury caused by such dams or related structures.

     ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.

     Distribution Tariff to Final Customers

     In general, Edesur’s distribution tariff is comprised of:

•	a fixed charge applicable to small users who are generally residential, small industrial and commercial customers, or a charge per unit of maximum demand for medium or large users who are generally commercial, industrial or governmental customers; and

•	variable energy charges, which are recalculated at the beginning of each three-month period coinciding with the dates on which the seasonal prices reflecting the average spot energy prices in the WEM are effective.

     The fixed charge or the charge per unit of maximum demand portion of the tariff includes two components:

•	the cost of capacity in the WEM, adjusted at the beginning of the same three-month period; and

•	the distribution component (VAD) which was fixed in United States dollars for each class of users until the enactment of the Economic Emergency Law, adjusted semi-annually for changes in U.S. wholesale and consumer price index.

     The variable energy charges are designed to allow a distribution company to recover its variable energy costs based upon the weighted proportion of each distribution company’s energy supply derived from the average spot prices set for the next three months, energy purchased under post-privatization long-term contracts and amounts payable by such distribution company into the National Energy Fund.

     Upon expiration of the initial ten-year period and upon each successive five-year period thereafter, the tariff schedule will be revised for the next five years. One year before the end of each such period, Edesur must propose its recommended revisions. According to Argentine regulations, the Ente Nacional Regulador de la Electricidad, or ENRE, must appoint experts to propose alternative tariff formulas taking into consideration the interests of both consumers and Edesur.

     The tariff schedule should have been revised in 2002, but the tariff revision process is in a stage of uncertainty because ENRE postponed the presentation of the tariff proposal for the period starting on September 1, 2002 and ending on October 31, 2007. The postponement was requested by the distribution companies due to the re-negotiation of the concession contracts, which is taking place under the Economic Emergency Law, and because it is not possible, under the current circumstances, to establish the criteria and valid premises to determine the economic costs and a reasonable rate of return for distribution companies. Law No. 25,790 recognized the authority of the ENRE to revise tariff schedules in a manner consistent with the development of the renegotiation process and the possibility of transitory modifications of the concession contracts.

     Emergency Measures

     As of the date of this annual report, the Argentine electricity regulatory framework is undergoing significant changes, the effects of which are hard to evaluate in the long-term. Although Law No. 24,065 has not been formally derogated, and as such, it still prevails from a formal perspective, the trend that has been observed in 2002 to date leads us to believe that there will be an increased state intervention that will modify the regulatory framework described herein. In particular, in January 2002, the Economic Emergency Law was promulgated, and authorizes the Argentine Federal Executive Branch to renegotiate public service concession contracts.

     The enactment of the Economic Emergency Law produced a considerable imbalance in the economic equation for Edesur and repealed provisions of Law No. 24,065 that previously ensured a reasonable rate of return.

     The devaluation and pesification measures undertaken pursuant to the Economic Emergency Law resulted in a shortfall of revenues, and Edesur was unable to satisfactorily meet its financing needs because the frozen tariffs Edesur could charge for its services were lower than the costs and a reasonable rate of return associated with such services.

     Since the beginning of the Argentine crisis, many companies in Argentina, especially those with foreign currency indebtedness, have fallen behind temporarily on payments of certain debt obligations, and have had to constantly renegotiate new payment schedules and terms with creditors. During 2003, we have rolled over US$109 million in financial debt, paid US$31 million in principal and extended the maturity of this debt from 12 to 18 months. Costanera is delayed on payments aggregating US$3.6 million of bank debt, representing the entire remaining principal amount outstanding under an export credit facility. Costanera is in advanced discussions with the lender under this facility and expects to reach an agreement providing for partial payment and a rescheduling of the remainder of the debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements.

     Even after the creation of the Renegotiation Entity, which replaced the Renegotiation Commission and is composed of two ministries of the Argentine Federal Executive Branch, as of the date of this annual report, the progress in the renegotiation process has been minimal and we cannot predict if, and when, we will obtain acceptable tariffs for Edesur.

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

     Edesur is required under the concession contract to supply electricity upon request by owners or occupants of premises in its concession area, meet certain quality standards relating to electricity supplied, meet certain operating requirements relating to the maintenance of distribution assets and bill customers based on actual readings. As a condition of the concession, and to ensure its performance under the terms thereof, Distrilec, the direct owner of 56.4% of the shares of Edesur and the entity through which we holds part of our beneficial ownership in Edesur, has pledged its shares of Edesur to the Argentine government. The Argentine government may sell the pledged shares if, for instance:

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

     The Economic Emergency Law enacted on January 6, 2002, has affected Edesur adversely by repealing the provisions of Edesur’s concession contract that permitted its distribution tariffs to be pegged to the dollar, and that provided for certain price indexation mechanisms. Since Edesur’s invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables has declined significantly in the wake of the devaluation of the Argentine peso. Because Edesur’s indebtedness is largely dollar-denominated, the above-mentioned factors have had a significant negative impact on Edesur’s net income.

     The Economic Emergency Law also authorized the Argentine Federal Executive Branch to renegotiate all public service contracts, and establishes certain guidelines dealing with potential impacts on the Argentine domestic economy, quality of service and capital expenditure plans, consumer interests, the security of the systems, and the profitability of the companies providing such services. On March 20, 2002, the government listed the set of contracts to be renegotiated, as well as the general procedures to be used as guidance in such negotiations. Among these contracts is Edesur’s concession contract.

     Electricity Regulatory Changes and Emergency Measures

     In 2002 and during 2003, the Secretary of Energy introduced some regulatory measures (including Resolutions No. 2 and 8 in 2002 and Resolutions 1, 82, 240, 406 and 784 in 2003) in order to correct the mismatches produced by the devaluation of the Argentine peso, to reduce energy prices and distribution tariffs and to ensure the normal operation of generation activities. Even though the Secretary of Energy first recognized the U.S. dollar as the correct currency of denomination for certain variable costs of production such as liquid fuels, spot prices are no longer determined by a uniform tariff calculated for all generation companies in the spot market, and limits on spot market prices have been imposed by the Secretary of Energy at its discretion. Seasonal prices expressed in pesos to be paid by the distributors are maintained at levels similar to those in force in November 2002 despite the fact that they are not sufficient to cover the amounts owed to the generation companies in accordance with Law No. 24,065.

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

     Subsequently, the Secretary of Energy enacted Resolution No. 246/2002 that established various regulatory changes. The following are the more significant measures:

•	the separation of capacity and energy payments such that the capacity payments are tied to availability and short-term reserves are regulated and tied to commitment reserves;

•	the modification of energy supply guarantee rights and obligations, supply priority and demand interruptability, and regulation of short- and medium-term reserves for service disruption conditions with respect to large customers;

•	a new capacity relief scheme proposed by CAMMESA;

•	the integration of node and adaptation factors for demand without affecting the calculation of the variable transmission remuneration and energy delivered by generation companies and traders;

•	the acknowledgement of new tax rates that are applied to natural gas, oil and fuel transfers as additional costs;

•	expansion and increased ease of the conditions of the contract market; and

•	the adjustment of forced generation regulations.

     On July 18, 2002 Resolution No. 317/2002 of the Secretary of Energy, which supplements Resolution No. 246/2002, increased the capacity payment from Ar$10/MW to Ar$12/MW in the hours that the capacity is remunerated.

     Finally, on January 2, 2003 the Secretary of Energy enacted Resolution SE No. 1/2003 whose principal features are the following:

•	the compensation for generation companies whose variable costs are higher than the first failure cost step (Ar$120/MWh) is incremented;

•	the establishment of a new reserve service to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	the adjustment of the reserve service reliability to cover the peak time capacity demand;

•	the reestablishment of the anticipated spot market operation for seasonal energy transactions; and

•	the implementation of a transitional process to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

     With respect to generation, regulatory changes have been introduced in order to:

•	increase the actual market price transparency to improve the predictability of the generation companies’ remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

     With respect to transmission, regulatory changes have been introduced in order to:

•	provide a more friendly environment and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

     By means of Resolution SE No. 82/2003 and, more recently, Resolution SE No. 784/2003, the Secretary of Energy approved the winter seasonal schedulings, quarterly reschedulings and summer seasonal schedulings for the WEM that would maintain the seasonal prices to be paid by the distributors at levels similar to those in force in November 2002. Therefore, the 2003 energy winter prices continued, and the 2003/2004 energy summer prices will continue, to ignore the increase required to cover the spot prices payable to the generation companies. As a result, the seasonal stabilization fund, a fund created to collect the seasonal stabilization prices paid by distributors and to provide the amounts to cover the gap between the spot prices and the seasonal prices that are passed through to the end users by the distributors, is now depleted. In accordance with Resolution SE No. 406/2003, the Secretary of Energy established a priority for payments in the WEM, by which generators are compensated only after certain other creditors of the WEM are compensated, granting hydro-generators priority only in collecting the part of their remuneration which reflects their operational and transmission costs and eliminating the right of hydro-generators to collect the total energy price sanctioned in the spot market.

     Additionally, on August 14, 2003 the Secretary of Energy took further measures pursuant to Resolution SE No. 240/2003 which “temporarily” imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial limit on the energy spot price by ignoring the actual restrictions of gas supply to electricity generation companies. According to the Resolution, in order to define the energy spot price, the WEM will not consider variable costs reflecting liquid fuels prices but it will only consider natural gas tariffs, which excludes the possibility that water values of the hydro facilities and hourly import transactions of energy may influence the spot prices in the event they are higher than the variable costs of the marginal unit using natural gas. In addition, Resolution SE No. 240/2003 discriminates against hydro-generators by not permitting them to recognize their generation costs in excess of the node-price, whereas thermal generators’ variable costs in excess of the node-price continue to be recognized as a sobrecosto transitorio de despacho (a transitory dispatch cost).

     Environmental Regulation

     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051 enacted in January 1992, or the Hazardous Waste Law, and its implementing decree, Decree No. 831/1993, which regulate the disposal of hazardous waste in Argentina.

     Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the sale of Costanera, El Chocón and Costanera must comply with certain reporting and monitoring obligations and emission standards. The failure by El Chocón and Costanera to comply with these requirements and federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the concession agreement of El Chocón or order the suspension of operations of Costanera. Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/1993, which regulate the disposal of hazardous waste. El Chocón and Costanera have been classified as “eventual” generators of hazardous waste. Endesa-Chile believes that El Chocón and Costanera are in compliance with all material obligations relating to environmental matters. Pursuant to the regulations established by the Argentine government, Edesur must comply with requirements relating to environmental protection, human health and safety, handling, use and release of hazardous substances, and pollution. We believe that Edesur is in compliance with all material obligations relating to environmental matters, except for Resolution SPA No. 1118/2002 and the related regulations of the Province of Buenos Aires, relating to polychlorated biphenyl (PCB), which has been objected to by administrative proceeding and which has also caused us to file a claim before the Argentine Federal Supreme Court seeking a declaration of unconstitutionality and an injunction, based on our belief that the resolution and regulations, among other things, are contrary to the applicable federal regulatory framework. Edesur complies with the provisions set forth by Federal Law of Minimum Budgets No. 25,670 regarding PCB and is currently in the process of obtaining some necessary environmental permits in the Province of Buenos Aires.

     With respect to electromagnetic fields, Edesur complies with the current regulation (Resolution SE No. 77). This compliance was ratified by the Federal Court of the city of La Plata, in the Province of Buenos Aires, which decided that, even as Edesur remains in compliance with the current regulation, it must still avoid causing damage to the public health.

   Brazil

     Industry Structure

     Under the present regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União (Union), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law No. 9.427/96. ANEEL is responsible on behalf of União for, among other things:

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

     Recently privatized electricity companies, including Coelce, have executed concession contracts with ANEEL. Planning functions were executed by two executive committees coordinated by Eletrobrás, the Grupo Coordenador de Planejamento dos Sistemas, or the GCPS, and the Grupo Coordenador de Operações Interligadas, or the GCOI, which include representatives of each of the major concessionaires.

     As of March 1999, pursuant to the terms of Law No. 9648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the ONS, which is a nonprofit private entity whose main objectives are:

•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.

     Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil. This law abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniformity of electricity rates throughout the country. This Law called for automatic inflation tariff adjustments according to a complex multivariable parametric formula. Law No. 8,631 (1993) established that electricity tariffs were expected to reflect operating costs of each company plus a certain return on capital, which is not a pre-defined return, but instead it is obtained through a financial/ economic equilibrium.

     In December 1994, the Brazilian government introduced the “Real Plan.” Specifically in the electricity industry, the Real Plan superceded previous rate setting laws. Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically. In an attempt to curtail inflation, the Real Plan prohibited price adjustments for periods of less than one year in any and all contracts. Under the Real Plan, prices are reviewed and corrected on an annual basis.

     Deregulation

     Brazil’s concessions regulations were replaced by two statutes enacted in 1995, Law No. 8,987 of February 13, 1995, or the Concessions Law, and Law No. 9,074 of July 7, 1995, or the Power Sector Law. The Congressional Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions. The objectives of the mentioned laws with respect to the electricity sector include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial and macroeconomic difficulties and the laying of the groundwork for privatizations in the sector.

     Independent Power Producers and Self-Producers

     The Power Sector Law also introduced the concept of the independent power producers, or IPP, as a further factor in opening up the electricity sector to private investment. The Power Sector Law provides for the formation of consortia to generate power for public utilities, for use by consortium members, for independent power production or for any one or more of these, in each case governed by applicable rules. Self-producers (producers who generate power primarily for their own use) may:

•	contribute or exchange energy with other self-producers within a consortium;

•	sell excess energy to the local distribution concessionaire; or

•	exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located somewhere other than in the area of generation.

     Decree No. 2,003 (of 1996) sets forth the regulatory framework for IPPs and self-producers. Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL. Decree No. 2,003 also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

     As part of the old Federal Government of Brazil’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs The basis on which such costs will be reimbursed has been determined by the ANEEL.

     The power industry was reviewed by the Cardoso administration and was subject to additional significant changes, including, but not limited to, restructuring and privatization of assets owned by the Federal Government of Brazil in addition to those which were already privatized (mostly in distribution area). Such changes attempt to result in the creation of a more competitive electricity industry.

     The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationships of the agents. According to this model, the purchase and sale of electricity was going to be negotiated freely. However, in order to facilitate the transition to this competitive model, the contracts already in effect at the time of the creation of the Wholesale Energy Market called “Initial Contracts” were to remain in effect until 2002 and afterward will be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

     Former President Cardoso announced a significant restructuring of the Brazilian power industry. Pursuant to Law No. 10,433, dated as April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL. As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules. Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification. This restructuring seeks to reorganize the electricity system model to allow for continued external investment.

     On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of recovering the lost revenues due to the rationing decree which occurred between June 2001 and February 2002, expanding the emergency energy supply and increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

     During its first year in office, the government of President Luiz Inácio Lula da Silva recognized that Cardoso’s regulatory regime had not been successful in stimulating growth in the electricity generation industry or with respect to the maintenance of low tariffs. As a result, in February 2003, the Ministry of Mines and Energy created a committee to work on institutional reform. The committee published a “Proposal of an Institutional Model for the Electricity Sector.” The basic guidelines or goals of this proposal, which were approved by the CNPE (Resolution No. 5, July 21, 2003), consist of:

•	maintaining the public service concept for the production and distribution of the electricity to consumers within our concession area;

•	restructuring the system planning;

•	transparency in the auction and bidding process for public projects;

•	mitigating the systemic risks;

•	maintaining centralized and coordinated operations of the Brazilian energy system;

•	granting universal use and access to electricity services throughout Brazil; and

•	modify the bidding process of public service concessions.

     Structure of the New Electricity Sector

     As expected the power industry was reviewed by Luiz Inácio Lula da Silva´s new administration and it was subject to significant changes. On March 16, 2004, Law N° 10,848, legislation which reformed the Brazilian electricity sector, was enacted. The law will be implemented by means of decrees and resolutions that will regulate the Brazilian electricity market and will determine, among other things, how inherent risks will be distributed among the different market participants (e.g. hydrological risk, market variation and account receivables).

     The new electricity sector will establish a larger participation of the Brazilian Government in the electricity sector, since the new law was created (i) to regulate the purchase and sale of energy, (ii) to increase the participation of the Federal Government in previously independent institutions (for example, Operador Nacional do Sistema Elétricos, or ONS); and (iii) to reduce ANEEL´s role in regulating the electric sector, indicating that ANEEL would be simply a management and controlling institution. The new electricity sector maintains the State role as an investor and interrupts the privatization of the public corporations.

     An analysis of both the laws and the prevailing technical documents reveals that the new electricity sector contemplates the existence of a totally competitive generation framework. In this competitive generation framework there are two contracting modes, one that is unregulated and applies to free clients and traders and one that is regulated and applies to distribution companies and traders. In the regulated mode, distributers may participate solely through auctions and traders may participate solely through adjusted contracts with distributers.

     The objective of the new electricity sector are to obtain the lowest tariffs compatible with any given service standard and to guarantee the expansion of the system. For regulated customers, the new electricity sector considers forward market contracts with terms of five years and for the medium to long term customers, the new electricity sector considers contracts with terms of 3 to 35 years. The new electricity sector also assumes centralized planning of generation and transmission acitivities, which is exercised by the government through EPE.

     The main changes introduced by the new electricity sector are the following:

     The first major change of the new electricity sector is the institution of a regulated contracting market, which will be more limiting than the existing free contracting market. In the regulated contracting market electricity supply prices will be established through a bidding process. Only distributors and energy traders will be allowed to act in the regulating contracting market. By contrast, in the free contracting market, power supply prices were freely negotiated and generators negotiated directly with the free consumers and energy traders. As a result of the regulated contracting market, the contracts of CIEN and CDSA may be affected, especially those with CIEN, since our contract prices are favorable and it will likely be difficult for CIEN to negotiate prices and freely enter into contracts with customers.

     The second major change in the electricity sector is the separation of the bidding process for “existent power” and “new project power”. Power plants that were in existence prior to 2000 are considered “existent power” and those that were developed after 2000 are considered “new project power”. Cachoeira Dourada is considered an existent power and CIEN is considered a new project power. The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority will be in the form of more favorable contractual terms. For example, a generator considered a new project power is guaranteed a power purchase agreement with a twenty-year term if it wins the bidding process, while an existent power is not necessarily even guaranteed participation in the bidding process. Brazil has an excess supply of energy, and therefore existent power generators are adversely affected by the priority given to the new project power.

     The third important change in the electricity framework is the creation of new sector agents, like Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to Ministry of Mines and Energy. EPE will have the objective of researching the Brazilian Power Sector Planning. Other new sector agents will be the Câmara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which will be the MAE’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which will monitor and evaluate the safety and security in the energy supply industry.

     The fourth important change in the electricity sector will be the separation of the sector activities by forbidding distribution companies from performing generation and transmission activities. This prohibition on vertical integration in the electricity sector affects Cerj’s generation activities and its ownership participation in Coelce through Investluz.

     Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities to the mentioned contracts is forbidden.

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

     The tariff formula presupposes that the company is breaking even at the time that it was purchased by the consortium and that revenues are exactly sufficient to cover the costs of the concessionaire. Costs are divided into two broad categories: those over which management has an influence, such as wages, or VPB, and those over which management does not have an influence, or VPA. Since the tariff formula presupposes a break-even equilibrium, VPB costs, in contrast, are defined as the difference between revenues and VPA costs. In practice, the financial losses which result from increases between tariff settings of the VPA costs were at first difficult to transfer to final distribution tariffs. The problem has been partially solved with the creation of a compensatory tracking account. The tariff adjustment formula that applies to Cerj for the first seven years since its purchase keeps VPA costs as actually incurred, indexes VPB by inflation, and divides the sum of those two components for the following year by annual revenues for the previous year, assuming constant demand in each year. The established convention for “annual revenues” is the aggregate of the last 12 months’ revenues as accounted for in the company’s books. Every year within a tariff-setting period, the parameters of the formula are updated to arrive at break-even equilibrium for the previous year. Application of this tariff formula to Cerj resulted in nominal local currency increases of 24.0% for the 1999-2000 period, 17.6% for 2001, 18.6% as of January 2002 and 28.6% as for January 2003.

     For Coelce, the tariff adjustments in nominal local currency have been 10.6% for 1997, 11.4% for 1999, 11.3% in 2000, 15.0% for 2001 and 14.3% for 2002.

     Ordinary Tariff Revision

     A tariff revision is different than a tariff resetting because a tariff revision takes into account the entire tariff setting structure of the company, including the costs of providing services, the costs of purchasing energy and the remuneration of the investor. During 2002, the ANEEL established, through resolution No. 493, a methodology to determine the asset base to be remunerated. This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.

     During 2003, ANEEL set the rate of return for the distribution assets based on the use of weighted average cost of capital, or WACC, on a model company, considering efficient capital costs of equity, debt and an efficient leverage level. The operating and maintenance costs that are reflected in the tariff are calculated based on the model company that considers the unique characteristics of the concession area for each distributor.

     Coelce had its first ordinary tariff revision adjustment on April 22, 2003. For 2003, the ordinary tariff revision for Coelce was a 31.3% increase. Cerj had its first ordinary tariff revision adjustment on December 31, 2003. For 2003, the ordinary tariff revision for Cerj was a 15.5% increase. Beginning in 2004, tariffs will be recalculated every five years for Cerj and every four years for Coelce.

     Although the companies have already readjusted their tariffs in the recent tariff revisions, the results of the tariff revision process is still provisory, since the final value recognized for the basis of definitive compensation and the quota of regulatory reintegration still needs to be determined. These pending issues will be resolved in the next tariff setting process.

     Extraordinary Tariff Revision

     The Concessions Law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.

     In the event that VPA, the cost components over which management does not exert influence (such as energy purchases and taxes) increases significantly within the period between two annual tariff adjustments and the concessionaire makes a formal request, ANEEL may permit those costs in the tariff to be charged by the distribution company to be adjusted. ANEEL’s Resolution 22, of February 1, 2001 sets forth formulas that limit the transfer to the distribution tariff due to costs associated with the purchase of energy from the IPPs and concessionaries, at market prices. Under the resolution, a VN (normative value) is defined by ANEEL by taking into account the power purchase agreements executed by the IPPs or concessionaires and the distribution companies. Such VN will constitute the limit of energy costs permitted to be transferred to the distribution tariff from time to time.

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

     The consortium and the company that were awarded controlling interests in Cerj and Coelce, respectively, signed 30-year concession agreements with the Brazilian government for distribution on November 20, 1996 and May 13, 1998, respectively. The two concession agreements establish the norms applicable for operations, marketing and purchase of electricity from generation companies. They also impose certain restrictions on investments to be carried out and require Cerj and Coelce to participate in certain studies. The concession agreements establish a mathematical formula for tariffs, taking into consideration the rights and responsibilities of both the concessionaire and ANEEL. Subject to the terms of the concession agreements, ANEEL has substantial discretion to set Cerj’s and Coelce’s tariffs beginning in 2003.

     Law No 10,848, a legislation reforming the Brazilian electricity sector, was enacted in March 2004. The law will be implemented by means of decrees and resolutions that will regulate the whole Brazilian electricity market and will determine, among other things, how inherent risks will be distributed among the different market participants (e.g. hydrological risk, market variation and account receivables) and will prohibit the participation of the distribution companies in other activities related to electricity, such as generation. This direct and indirect prohibition on vertical integration in the electricity sector affects Cerj’s limited generation activities and its ownership participation in Coelce through Investluz.

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

     If a concession is revoked, all the property and the facilities used in connection with the concession revert to the federal government against payment of compensation to the electricity utility. Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão, or RGR, a reserve fund designed to provide funds for such compensation to such utilities. As disposed on ANEEL ´s Resolution 23/99 the monthly contributions are at an annual rate equal to 2.5% of Revertible Assets. The amount of contributions is capped at an amount equal to 3% of total revenues. If a concession is revoked or not renewed, the electricity utility is entitled to receive compensation from the reserve fund in an amount equal to the value of its Revertible Assets as stated on its balance sheet.

     Environmental Regulation

     The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws. While the federal government has power to promulgate environmental regulations, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the State and local level rather than at the level of the federal government. We are currently in the process of obtaining necessary environmental permits for our subsidiaries operating in Brazil. We are not certain when these permits will be obtained. See the discussion of revenues from Cerj, our Brazilian distribution company, in “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2002 and December 31, 2003”.

     In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.

     Recent Changes in the Tax Law

     Recent tax changes may affect results of Brazilian operations. On December 29, 2003 the Federal Government issued the Law No. 10.833/03, which establishes the non-cumulative COFINS, determining a tax credit right for some companies and increasing the COFINS’s rate from 3% to 7.6%. Additionally, according to this law, the revenues arising from long-term agreements executed before October 31, 2003 will not be impacted by this new legal framework and will remain subject to the old one (without tax credit right and with the 3% COFINS ´s rate). Cachoeira Dourada is not affected by this new tax because it is not subject to this tax regime. The majority of CIEN’s contracts are long-term agreements signed before October 31, 2003 and will consequently not be impacted by the new tax. Therefore, we believe this new law will not strongly affect Endesa-Chile’s Brazilian subsidiary and related companies.

     Another relevant change in tax legislation was the Provisional Measure 164/04, which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004. This new rule follows the general terms and conditions of Law No. 10.833/03 and also foresees the possibility of a tax credit. The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS). As of the date of this annual report, we have not finished a complete analysis of the impact of this new rule, if applicable, on our Brazilian operations. Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime. However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation.

     Recent Regulatory Developments

     Minimum Contract Level Rule

     Resolution No. 511 of 2002 establishes that at least 85% of the energy sold by the MAE participants to final consumers must be guaranteed by energy assured from generation facilities or by energy supply contracts with at least two years of duration in any sub-market and, at least 10% of the energy consumed by free consumers must be guaranteed by energy assured from generation facilities or by bilateral contracts of any duration in any sub-market, totaling 95% of the energy to be sold.

     Resolution No. 91 of 2003 modifies those limits. The new limits require that at least 95% of the contract must be guaranteed from generation facilities for periods over six months.

     With the enactment of Law N° 10,848, the limits have been increased and require that the demand from the distribution companies be contracted completely

     Intercompany Contracts Approval

     ANEEL approval is required for related company contracts. The contracts between companies of the Enersis Group, Cerj-CIEN, Coelce-CIEN, Coelce-Synapsys, Cerj-Synapsis and Cerj-Cam were approved by ANEEL

     The modifications to the contract between Cerj and ENERTRADE (subsidiary of Electricidad de Portugal EDP and shareholder of Cerj) determined by ANEEL are being questioned in court by ENERTRADE.

   Colombia

     Industry Structure

     The Colombian constitution provides that the government has a duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants. Ley No. 142 of 1994, or Law 142, provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley No. 143 of 1994, or the Colombian Electricity Law, provides the regulatory framework for the generation, trading, transmission and distribution of energy.

     Law 142 establishes that the provision of electricity services is considered an essential public service that may be provided by public and private sector entities. Public services companies are required to:

•	ensure continuous and efficient service without monopolistic abuse;

•	facilitate for low-income users access to subsidies granted by the authorities;

•	inform users regarding efficient and safe usage of the services;

•	protect the environment;

•	allow free and indiscriminate access for the transmission and interconnection to the electric network to other public service companies, or to their large users;

•	report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios, or the SSPD; and

•	register as an agent in the wholesale energy market before the administrator of the Commercial Exchange System (SIC) for generation and trading.

     The Colombian Electricity Law sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas, or CREG, and other regulatory bodies governing the electricity sector such as the Ministry of Mines and Energy and the SSPD:

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

     Prior to the passage of the Colombian Electricity Law, the Colombian electricity sector was extensively vertically integrated. The Colombian Electricity Law separately regulates generation, transmission, trading and distribution hereinafter referred to as the Activities and, individually, as Activity. Under this law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution. Companies which were vertically integrated at the time Law 143 became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of Law 143, but must maintain separate accounting records for each Activity.

     Pursuant to Resolutions 128 of 1996 and 065 of 1998, effective as of January 1, 2002, the market share of generation companies, traders and distributors will be limited as follows:

•	a generation company may not own more than 25% of the installed generating capacity in Colombia;

•	a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System, or the Colombian NIS; and

•	a distributor cannot have more than 25% of the distribution activity in the Colombian NIS.

     In order to calculate these limits, the participation of a given company is added with those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In addition effective as of January 1, 2002, generation companies may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. In 1999, CREG issued Resolution 42 which established that no generation company may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by CREG. Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.

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

     Under the Colombian Electricity Law, CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities. Among such attributions, CREG’s main functions are as follows:

•	to establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market;

•	to approve charges for transmission and distribution networks and charges for trading to regulated customers;

•	to establish methodology for calculating and establishing maximum tariffs for supplying the regulated market;

•	to establish the operations’ regulations for the planning and coordination of the operation of Colombian NIS;

•	to regulate monopolies in public service companies when there is no possibility of competition;

•	to establish technical requirements for the quality, reliability and security of supply; and

•	to protect customers’ rights.

•	to define agreements in order to promote energy regulation harmonization between countries directly affected by CAN decision No 536.

     CREG resolutions do not require Congressional approval. Law No. 142 establishes that any of CREG Resolutions, which give rise to a right or obligation of an individual utility, may be contested first through a recurso de reposición, an appeal filed with CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or resolutions; and secondly through lawsuits before the administrative courts. Resolutions of a general nature may be directly contested through a lawsuit before an administrative court. CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, per their request, through arbitration, when the dispute refers to the interpretation of operational or commercial rules. In order to supplement the regulations pertaining to CREG’s functioning, and especially in the determination of voting mechanisms for decision making, a Presidential Decree was issued, the effect of which is to grant special powers to the Ministry of Mines and Energy. The Ministry of Mines and Energy may settle ties only in the case that ties persist after two consecutive occasions.

     The generation sector is organized on a competitive basis with generation companies selling their production on the spot market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The Sistema Interconectado Nacional (“SIN”) is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users. Betania and Emgesa are part of the SIN. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand. Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000. The capacity charge is calculated pursuant to formulas also included in such Resolutions. Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders. Initially, distribution companies were required to enter into contracts to supply 100% of their unregulated market, and although this requirement has gradually been reduced, distribution companies have still tended to secure contractors for a large proportion of their unregulated market.

     Dispatch and Pricing

     The purchase and sale of electricity can take place between generators and distributors acting in their capacity as traders (who do not generate or distribute electricity). There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

     The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity. Its operations are similar to the electricity pools which operate in England, Wales and Argentina. In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. Every day the CND receives price bids from all the generation companies that participate in the Bolsa. These bids indicate the daily prices at which the generators companies are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand. The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country. During 2003, international short term electricity transactions were regulated through Resolution CRED 004, which became effective in March 2003 when electricity trading with Equador began. Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost efficient manner. The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

     Differences among real dispatch and “optimal dispatch” give rise to what is known as “restrictions,” which are settled for each generation company in the following way: restricted generation companies (those whose real generation is lower than the required dispatch) are charged with the difference, appraised at its offer price; and out-of-merit generation companies (those whose real generation is greater than the required dispatch) are credited with the difference, also appraised at its offer price. The net value of these restrictions are assigned proportionally to all the traders within the Colombian NIS, according to their demands of energy. The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs. This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generation companies, the difference is appraised with the sum of the offer price and the spot price divided by two. The out-of-merit generation companies have a maximum cap on the recognized price (i.e. on the credit they can receive for their supplemental generation). This resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and, in certain cases, has resulted in legal proceedings initiated by the thermal generation companies, who consider that the recognized prices do not cover the costs associated with these restrictions.

     The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa. In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000. The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine. The Capacity Charge remunerates generators for the firm capacity made available to the SIN in periods of critical hydrology. Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116, as amended. The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy. The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability. If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

     If a generator’s availability is less than the minimum limit during the dry season, between December 1 and April 30 of each year, the generator only receives the Capacity Charge equivalent to its actual availability. Also, the minimum limit for the rainy season (between May 1 and November 30 of each year) is determined by the lowest value between the minimum limit and the average actual availability during the dry season. In 2000, Resolution 077 and 111 modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generation companies over hydroelectric generation companies. The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a period of drought assuming hydrological conditions that prevailed during the “El Niño” phenomenon that occurred between 1991 and 1992. Pursuant to Resolution 077 and 111 (2000) the capacity charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a hypothetical period that assumes the most severe hydrological conditions.

     Transmission Tariff

     Transmission companies (defined as those that operate networks of voltages of at least 220 kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services. If the parties do not agree upon the conditions of such access, CREG is entitled to impose an easement of access. The transmission tariff that must be paid by generation companies, distribution companies and traders is composed of:

•	a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generation or distribution company is the owner of the connecting equipment; and

•	a usage charge, applicable only to traders, effective January 1, 2002.

     The NTS regulates income for transmission companies by means of a guaranteed annual fixed income, subject to the compliance of certain minimum availability, which is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and in the case of new projects, by the resulting value of the bidding processes awarded for the expansion of the NTS. Until 2001, the monthly value required in order to compensate transmission companies within the NTS was allocated as follows: 25% for generation companies and 75% for NTS traders. Effective January 1, 2002, such value has been allocated 100% among the traders of the NTS in proportion to the energy demand registered by all of its clients.

     According to CREG Resolution 51/98, with the exception of Interconexión Eléctrica S.A. E.S.P. (the government-owned transmission company), no company or real beneficiary (i.e. one who benefits substantially from the contracts of the Public Service Companies, SSPD and CREG) can own more than 25% of the NTS. Pursuant to Resolution 51/98, the CREG issued Resolution 004/99 which established that the generation companies, distributors, traders and companies that are vertically integrated and carry on these activities simultaneously cannot own more than 15% of the social capital of an existing or future national transmission company or otherwise control or be under common control with such a company.

     The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética, or UPME, and pursuant to bidding processes opened to existing transmission companies and new companies whose sole purpose is the transmission of power, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolutions 51 of 1998 and 004 of 1999. According to such Resolutions, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project.

     Distribution

     Distribution is defined as the operation of local networks at below 220 kV. Any user may have access to a distribution network provided the user pays a connection charge. CREG regulates distribution prices and operations. Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs. The use of the system charges, or DUOS charges, for each company is approved by CREG and varies depending on the voltage level.

     In June 1998, CREG issued Resolution 70 (1998), also known as the Distribution Code. The latter determined maximum limits on the frequency and duration of service disruptions to distribution company users. This

Resolution, as amended, compels companies to compensate users who suffer disruptions that exceed these maximum limits, valuing energy not delivered at the rationing cost. In December 2002, CREG enacted resolution 082, which determines the compensation for distribution activities for a five-year period ending December 2007. Although the general conception for distribution compensation is based on an assets’ replacement cost, particular methodologies were used depending on asset operating voltage.

     During 2003, CREG approved distribution tariffs for all companies based on Resolution 082. Resolutions 071 and 072 involving Codensa ´s distribution business were approved on August 2003. These regulations became fully operative by October 2003, resulting in a tariff improvement of approximately 15%. CREG has plans to review these rates by 2005. Codensa formally presented to CREG a proposal to revise the distribution tariffs approved in Resolutions 071 and 072 because of a mistake in the averaging of the company’s urban rural customer-based composition. In addition, Codensa is arguing that these approved tariffs did not take in account Bogotá’s high underground network component built in compliance of municipal regulations. Codensa commenced a lawsuit before competent authorities for these same reasons on December 2003.

   Trading

     Trading is the resale directly to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG. The parties freely agree upon trading prices for deregulated users. Trading to regulated users is subject to a “regulated freedom regime” where the tariffs are set by each trader using the tariff options based on a formula established by CREG in Resolution 31 (1997) for the 5-year period ending on December 31, 2002; and individual trading costs approved by CREG for each trader.

     The approved costs are maximum costs. Thus the traders may set tariffs applying lower costs supported by economic reasons, duly evidenced. Tariffs include, among other things, the costs for the purchase of electricity by the trader, transmission charges, distribution charges and a margin to cover the risks of the activity and the return on the investment.

     Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remains in effect for 2003. It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG in December 2004.

     It is expected that the elements in retail trading regulation that grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme. The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734, published by the Ministry of Mines in December 2003. Under this decree, independent traders are forced to have the same market composition, in terms of average energy consumption per customer, as the established trading and distribution company. This decree also imposes an obligation to recognize costs associated with being the last resort supplier. At a wholesale level, a new long-term energy supply scheme is under study by CREG. This proposal intends to replace the existing bilateral contracts with a bid based electronic standardized contract system. CREG hopes to begin this scheme by the second half of 2004.

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

     Inspection and Control

     According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities. In 2003, the Superintendency of Public Utilities implemented a central information system in order to consolidate all the information of public utilities for both control and information purposes.

   Peru

     Industry Structure

     The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile. Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Decree No. 54-2001 PCM), in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority), and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

     Some of the most important characteristics of the regulatory framework for the electricity industry in Peru are: (i) vertical disintegration, or separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets, and a system of regulated prices based on the principle of efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and (iii) private operation of the interconnected electricity systems subject to the principles of efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).

     The electricity sector in Peru consists of one interconnected system, the Sistema Eléctrico Interconectado Nacional, or the SEIN, plus several isolated regional and smaller systems which provide electricity to rural areas. In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities, among others. OSINERG is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. One of OSINERG’s functions is the publication of the regulated tariffs. The Comité de Operación Económica del Sistema, or the COES, coordinates the dispatch of electricity of Peru’s SEIN in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual busbar (i.e., node) tariff calculations.

     As of October 1997, there are established technical norms against which to compare the quality and conditions of the service provided by electricity companies. As of October 1999, those companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for those customers who received substandard service.

     Dispatch and Pricing

     The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile, except that “node” prices are referred to as “busbar” prices in Peru and unregulated customers in Peru are those with demand for capacity of greater than 1 MW, whereas in Chile unregulated customers are those with demand for capacity greater than 2 MW. Supplies for demand capacity lower than 1MW are considered a public service supply and served by electricity distribution companies.

     Edelnor, as a distribution company is required to supply electricity within its concession area for public service supplies at regulated prices on a continuous basis in sufficient quantity and within certain quality standards. In addition, it is responsible for supplying electricity for public lighting. Until December 22, 1999, electricity provided to non-public service customers was supplied at negotiated prices. Currently, in the case of both electricity sold to the public and private service customers, the transmission and distribution tariffs are regulated by OSINERG.

     Transmission

     At the transmission level in Peru, transmission lines are divided into principal and secondary systems. The principal system lines, all of which form part of the main grid, are accessible to all generation facilities connected to the grid and allow electricity to be carried to all customers. The transmission concessionaire of facilities that form part of the main transmission system receives tariff revenues and connection tolls reflecting a charge determined in accordance with the respective concession agreement. The secondary system lines typically link generation facilities or unregulated customers with the grid.

     Distribution Pricing

     Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at busbar prices set by OSINERG. Busbar prices for capacity and energy are published every six months, in April and October, and become effective the first day of May and November, respectively. Busbar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly effected in U.S. dollars. Other conditions of distribution pricing are similar to those in Chile.

     The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (busbar prices) and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses.

     Distribution electricity tariffs are set on the basis of voltage levels. Regulated customers have a range of tariff options that allow them to manage the charges based on consumption in peak hours (between 6:00 p.m. and 11:00 p.m.) or non-peak hours (all the remaining hours of the day). However, the majority of the redulated clients of Edelnor are within the tariff category that simply measures the energy consumed without any reference to capacity or division of consumption between peak and non-peak hours (Tarifa BT-5). Regulated customers subject to Tarifa BT-5 represented 99.6% of Edelnor’s clients and 45.3% of total sales of electricity during 2002. Unregulated customers can choose to pay for energy consumed or capacity or consumption distinguishing between peak and non-peak hours, or a combination of these factors according to stipulations on their contracts.

     Value Added from Distribution

     Value Added from Distribution (VAD) includes the following distribution costs: (a) general, administrative and selling costs; (b) maintenance and operation costs for distribution equipment; (c) a margin for standard energy and capacity losses; and (d) a return on investment based on the net replacement value (VNR in its Spanish acronym) of the equipment used in distribution. VNR equipment includes costs for renewal of all the installations and equipment used to provide distribution services, including intangible assets and working capital.

     The process to set the VAD gathers distribution companies in groups hereinafter referred to as Typical Sectors or ST, which are established by The Ministry of Energy and Mines based on factors such as energy consumer density or equipment density in the distribution network. Different efficiency standards are applied depending on the ST.

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

     A concession for electricity generation activities is required when a hydroelectric or geothermal power plant has an installed capacity in excess of 10 MW while an authorization for electricity generation activities is required when a thermoelectric, hydroelectric or geothermal power plant has an installed capacity in excess of 500 kW.

     Neither an authorization nor concession is required for electricity generation activities when the hydroelectric, geothermal or thermoelectric power plant has an installed capacity below 500 kW.

     A concession for electricity generation activities constitutes an agreement between the generation company and Ministry of Energy and Mines while an authorization is merely an unilateral permission granted by the ministry. Authorizations and concessions are granted by the ministry under the procedures set forth in the Electricity Concessions Law and its regulations and amendments.

     Environmental Regulation

     In Peru, electricity distribution companies are subject to the general environmental and penal laws which govern environmental matters and to the Reglamento de Protección Ambiental de las Actividades Eléctricas, a regulation which specifically governs the protection of the environment by electricity companies and maximizes the emission standards set from time to time by the governmental authority. The regulation establishes a number of requirements that need to be satisfied by electricity companies, including reporting requirements, environmental audits and record-keeping of emissions. Companies that do not comply with the regulation are subject to penalties. The authorities governing environmental matters are the Dirección General de Asuntos Ambientales, or the General Office of Environmental Matters, which is dependent on the Ministry of Energy and Mines and OSINERG.

     Electricity distribution companies that were in operation prior to 1994 are required to have a Programa de Adecuación y Manejo Ambiental, or PAMA, or a set of environmental compliance standards to conduct their operations within the maximum allowed limits for gas and liquid emissions and to comply with environmental regulations. Distribution companies and companies that meet certain minimum standards set by the applicable laws, that began operations after 1994, are required to prepare and obtain the approval by the Ministry of Energy of an environmental impact study that, among others things, meets certain emission limits and other rules applicable to the company.

     Changes to Electricity Law

     The Ministerio de Energía y Minas (the Ministry of Energy and Mines) announced in recent years its plan with the participation of regulators, customer representatives and electricity operators who are members of the Comité de Energía de la Sociedad Nacional de Minería, Petróleo y Energía to discuss the “Reform to the Second Generation of the Electricity Sector” and to set a tentative agenda. However, the reform is advancing at a relatively low speed and only minor changes have been recently approved.

     Other Recent Regulatory Changes

     Article 176 of Electricity Concession Rules and Regulations was modified on March 21, 2003 to establish the maximum interest rate that a distribution company may charge for supplies to regulated consumers that are not paid when due.

     Article 180 was also modified on November 13, 2003 to establish the maximum costs of interruption of supply for public service that OSINERG could approve.

     On January 5, 2004, Article 1 and 5 were modified to establish certain OSINERG functions. Pursuant to Article 1 of Law 26,734, OSINERG will regulate and supervise the electricity sector’s compliance with technical and legal regulations on public safety. OSINERG will also inform the appropriate entity or regulator of any violations and sanctions imposed.

Principal Subsidiaries and Related Companies

     The subsidiaries listed in the following table were consolidated by us as of December 31, 2003. Our economic interest is calculated by multiplying our percentage ownership interest in a directly held subsidiary by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary. As of the date of this annual report, the economic ownership interest in Cerj and Coelce have changed as described earlier and we no longer have an economic ownership interest in Río Maipo. All other subsidiaries and related companies have not changed since December 31, 2003.

		Consolidated Assets	Operating Income
	% Economic	of Each	of Each
	Ownership of	Principal Subsidiary	Principal Subsidiary
Principal Subsidiary and	Principal Subsidiary	on a	on a
Country of Operation	by Enersis	Stand-alone Basis	Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Endesa-Chile (Chile)	60.0%	5,465.3	338.5
Electricity Distribution
Chilectra (Chile)	98.2%	1,063.2	88.1
Edesur (Argentina)	65.1%	762.7	(5.2)
Edelnor (Peru)	33.4%	364.7	26.5
Cerj (Brazil)	71.8%	1,076.0	24.5
Coelce (Brazil)	29.4%	783.6	16.7
Codensa (Colombia)	21.7%	1,047.0	33.7
Other Businesses
Manso de Velasco (Chile)	100.0%	87.9	(0.9)
Synapsis (Chile)	100.0%	24.6	8.7
Cam (Chile)	100.0%	59.5	13.7

   Business and Subsidiaries Description

     Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and wholly owns subsidiaries that provide support services to related and unrelated companies. The following chart represents Enersis’ direct and indirect ownership participation in its opertaing subsidiaries and affiliates as of December 31, 2003.

D.   Property, plants and equipment.

Description of Property

     In April 2002, Enersis relocated to its new corporate headquarters in Santa Rosa 76, Santiago, Chile, shared with Endesa-Chile (see further below) and Chilectra. Additionally, we own 26 administrative properties in Santiago with a total of 71,454 square meters. We own 437,231 square meters of electricity transformation installations in the Santiago metropolitan region. Through Manso de Velasco, we own 22 office buildings and properties in Santiago, 29 acres of land in a residential area of Santiago, a 9-acre property in Viña del Mar and a 55% interest in a 2,118 acre plot of land outside of Santiago.

     We also have significant interests or control of investments in electricity distribution companies in Argentina, Brazil, Colombia and Peru.

     Endesa-Chile’s principal properties are its 19 electricity generation facilities, all of which it owns directly or indirectly. See Table of Generation Facilities below. In addition, Endesa-Chile owns its 27,793 square meter headquarters building in Santiago which it shares with Enersis and Chilectra. A substantial portion of the Endesa-Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa-Chile’s principal electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flooding, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations. Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Claims under Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period. However, we cannot be certain that such insurance proceeds would be available on a timely basis or be sufficient to affect fully any losses.

     Endesa-Chile also has investments and controls generating companies in Argentina, Brazil, Colombia and Peru. See Table of Generation Facilities below. The insurance coverage taken with respect to the generation assets of these companies is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile on this subject.

Table of Generation Facilities

				Capacity (MW)		Ownership Interest
Company	Location	Facility Name	Type	2002	2003	Endesa-Chile	Enersis
Central Costanera S.A.	Argentina	Costanera steam	Thermoelectric	1,131	1,131	64.26%	38.54%
Central Costanera S.A.	Argentina	Costanera combined cycle	Thermoelectric	851	851	64.26%	38.54%
Central Costanera S.A.	Argentina	Central Buenos Aires	Thermoelectric	320	320	64.26%	38.54%
Hidroeléctrica El Chocón	Argentina	Chocón	Hydroelectric	1,200	1,200	47.45%	28.46%
Hidroeléctrica El Chocón	Argentina	Arroyito	Hydroelectric	120	120	47.45%	28.46%
Centrais Elétricas Cachoeira Dourada S.A.	Brasil	Cachoeira Dourada	Hydroelectric	658	658	92.51%	55.49%
C. G. T. Fortaleza	Brasil	C. G. T. Fortaleza various small	Thermoelectric	310	310	0.00%	48.82%
Cerj	Brasil	facilities	Hydroelectric	60	63	0.00%	71.8%
Endesa-Chile	Chile	Canutillar	Hydroelectric	172	0	100.00%	59.98%
Endesa-Chile	Chile	Rapel	Hydroelectric	377	377	100.00%	59.98%
Endesa-Chile	Chile	Cipreses	Hydroelectric	106	106	100.00%	59.98%
Endesa-Chile	Chile	El Toro	Hydroelectric	450	450	100.00%	59.98%
Endesa-Chile	Chile	Los Molles	Hydroelectric	18	18	100.00%	59.98%
Endesa-Chile	Chile	Sauzal	Hydroelectric	90	90	100.00%	59.98%
Endesa-Chile	Chile	Isla	Hydroelectric	68	68	100.00%	59.98%
Endesa-Chile	Chile	Antuco	Hydroelectric	320	320	100.00%	59.98%
Endesa-Chile	Chile	Abanico	Hydroelectric	136	136	100.00%	59.98%
Endesa-Chile	Chile	Huasco steam	Thermoelectric	16	16	100.00%	59.98%
Endesa-Chile	Chile	Bocamina	Thermoelectric	128	128	100.00%	59.98%
Endesa-Chile	Chile	Diego de Almagro	Thermoelectric	24	24	100.00%	59.98%
Endesa-Chile	Chile	Huasco gas turbines	Thermoelectric	64	64	100.00%	59.98%
Endesa-Chile	Chile	Taltal	Thermoelectric	243	243	100.00%	59.98%
Pangue S.A.	Chile	Pangue	Hydroelectric	467	467	94.98%	56.97%
Pehuenche S.A.	Chile	Pehuenche	Hydroelectric	566	566	92.65%	55.57%
Pehuenche S.A.	Chile	Curillinque	Hydroelectric	89	89	92.65%	55.57%
Pehuenche S.A.	Chile	Loma Alta	Hydroelectric	40	40	92.65%	55.57%
Compañía Eléctrica Tarapacá S.A. (Celta)	Chile	Tarapacá	Thermoelectric	182	182	100.00%	59.98%
Compañía Eléctrica San Isidro	Chile	San Isidro	Thermoelectric	379	379	75.00%	44.99%
Emgesa S.A. E.S.P.	Colombia	Guavío	Hydroelectric	1,150	1,150	22.37%	13.42%
Emgesa S.A. E.S.P.	Colombia	Cadena Nueva	Hydroelectric	821	600	22.37%	13.42%
Emgesa S.A. E.S.P.	Colombia	Termozipa	Thermoelectric	223	223	22.37%	13.42%
Emgesa S.A. E.S.P.	Colombia	Otras	Hydroelectric	—	76	22.37%	13.42%
Central Hidroeléctrica de Betania S.A. E.S.P.	Colombia	Betania	Hydroelectric	540	540	85.62%	51.35%
Edegel S.A.A.	Perú	Huinco	Hydroelectric	247	247	37.90%	22.73%
Edegel S.A.A.	Perú	Matucana	Hydroelectric	129	129	37.90%	22.73%
Edegel S.A.A.	Perú	Callahuanca	Hydroelectric	75	75	37.90%	22.73%
Edegel S.A.A.	Perú	Moyopampa	Hydroelectric	65	65	37.90%	22.73%
Edegel S.A.A.	Perú	Huampani	Hydroelectric	30	30	37.90%	22.73%
Edegel S.A.A.	Perú	Yanango	Hydroelectric	43	43	37.90%	22.73%
Edegel S.A.A.	Perú	Chimay	Hydroelectric	151	151	37.90%	22.73%
Edegel S.A.A.	Perú	Santa Rosa	Thermoelectric	263	227	37.90%	22.73%

TOTAL	Argentina			3,622	3,622
	Brasil			1,028	1031
	Chile			3,935	3,763
	Colombia			2,734	2,589
	Perú			1,003	967

Environmental Issues

     The electricity sector is subject to extensive environmental regulations that require environmental impact studies to be made to obtain approval for future projects. Enersis’ subsidiaries have always planned their projects and operations to meet and comply with the environmental regulations of the various jurisdictions in which they operate.

Major Encumbrances

     The Banco Estado de Chile loan was used to finance the acquisition of equipment for the Curillinque Power Plant. To guarantee this loan, Pehuenche S.A. pledged Ch$12 billion of the acquired equipment. As of December 2003, the value of the acquired equipment pledge as a guarantee was Ch$9.9 billion.

     Costanera S.A. has a loan from Mitsubishi Corporation that was used to invest in Costanera’s power plant capacity. On December 31, 2003, the value of the fixed assets pledged as a guarantee of this loan was Ch$12.6 billion.

     Pangue S.A. executed the following liens and mortgages, pursuant to the Agreement on Administration and Distribution of Guarantees of August 18, 1993: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) first lien, under Law No. 18,112 on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The mortgages and their corresponding prohibitions are registered with the Conservador de Bienes Raíces of Santa Bárbara. The value of the pledged equipment was Ch$86.2 billion at December 31, 2003. These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation, Kreditanstalt für Wiederaufbau and Eksportfinans.

     San Isidro executed a lien for Ch$71.5 billion in connection with equipment provided by Mitsubishi Corporation. As of December 31, 2003, the value of the equipment was Ch$80.9 billion.

Item 5. Operating and Financial Review and Prospects

Introduction

     We are a holding company that owns and operates electricity generation, transmission and distribution companies in Chile, Argentina, Brazil, Colombia and Peru. Substantially all of our revenues, income and cash flow comes from our subsidiaries and equity affiliates’ operations in these five countries.

     Factors such as hydrological conditions, extraordinary actions by government authorities, regulatory developments and economic conditions in each country in which we operate are important in determining our financial results. In addition, our reported results from operations and financial condition are significantly affected by variations in exchange rates between the U.S. dollar and the Chilean peso and other currencies of the countries in which we operate. Such exchange rate variations have a significant non-cash effect due to the implementation of Chilean GAAP’s Technical Bulletin No. 64, “Accounting for Permanent Foreign Investments” in connection with the consolidation of the results of our companies outside of Chile. Lastly, our other critical accounting policies also have a significant effect on our consolidated results from operations.

•	Hydrological conditions. A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants because of insufficient water resources. The use of fuels for the generation of electricity results in higher costs of operations that we would not have to incur otherwise. Accordingly, our results of operation are adversely affected by low rainfall. In addition, adverse hydrological conditions at times have led governments to take affirmative steps to regulate the electricity business. For additional information regarding the effects of hydrological conditions on our results from operations, please see “Item 4. Information on the Company –Introduction –Electricity Generation –Hydrological conditions and rationing decree”.

•	Extraordinary actions by government authorities. Our operations are materially affected by extraordinary actions taken by the governments of the countries in which we operate. In the past few years the results from operations of our Argentine, Brazilian and Colombian subsidiaries were affected by actions taken by the governments of those countries. Following are some examples:

•	In Argentina, electricity tariffs historically were expressed in U.S. dollars at an exchange of Ar$1 to US$1. However, following a devaluation of the Argentine peso against the U.S. dollar from Ar$1.00 per US$1.00 to Ar$3.37 per US$1.00 as of December 31, 2002, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$1 to US$1. As a result of this devaluation and the tariff conversion rate dictated by the Argentine government, the U.S. dollar equivalent of our Argentine revenues declined significantly.

•	As a consequence of a severe drought in Brazil, during 2001 and the first quarter of 2002, the Brazilian government imposed restrictions limiting the consumption of electricity in certain provinces where our distribution companies operate. As a result of these restrictions on electricity consumption our distribution subsidiaries experienced a reduction in their revenues.

•	In 2002, the Colombian government imposed an extraordinary tax to finance Colombia’s antiterrorist campaign.

•	Regulatory developments. The regulatory structure governing our distribution and generation business has a material effect in our results from operations. In particular, regulators in the countries in which we operate set (x) distribution tariffs taking into consideration the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Distribution Added Value”, or VAD and (y) generation tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to earn a regulated level of return on their investments. Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators. For additional information relating to the regulatory frameworks in the countries in which we operate, please see Item 4. The Company–Electricity Industry Regulatory Framework” included in this annual report.

•	Economic conditions. Macroeconomic conditions in the countries in which we operate have a significant effect on our results from operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases while electricity theft decreases. Other macroeconomic factors such as a devaluation of the local currency in the countries in which we operate may have a negative impact in our results from operations because while most of our revenues are denominated in the currency of the countries in which we operate, our financing and significant other costs such as depreciation are denominated in U.S. dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans.

Technical Bulletin No. 64

     Our consolidation of the results of our non-Chilean subsidiaries is governed by Technical Bulletin No. 64. Technical Bulletin No. 64 establishes a mechanism to consolidate the financial results of a non-Chilean company prepared in local GAAP and denominated in local currency into the financial results of its Chilean parent which are prepared in Chilean GAAP and denominated in Chilean pesos. The implementation of Technical Bulletin No. 64 affects the reporting of our results from operations. In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in our consolidated financial statements in Chilean GAAP as well as generate material non-operating gains and losses.

     Technical Bulletin No. 64—Conversion Effect. Technical Bulletin No. 64 requires Enersis to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate such financial statements into Chilean GAAP after such conversion, including by converting such U.S. dollar amounts into Chilean pesos. We refer to the gain or loss resulting of this balance sheet conversion as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Enersis’s equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred. In addition, Technical Bulletin No. 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into to U.S. dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to U.S. dollars are then converted from U.S. dollars to Chilean pesos at the exchange rate applicable at the end of the reporting period. Technical Bulletin No. 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical dollar value and the dollar appreciated against the Chilean peso in 2002.

     The currency conversion from local currencies to U.S. dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the U.S. dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the U.S. dollar may result in a gain, whereas an appreciation may result in a loss. The recent fluctuations of the exchange rates between the currencies of the countries where we operate and the U.S. dollar, as well as in the exchange rate between the Chilean peso and the U.S. dollar, have materially affected the comparability of our results from operations during the periods discussed below because of this conversion effect.

     Technical Bulletin No. 64—Equity Hedge. Technical Bulletin No. 64 allows U.S. dollar denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, to be hedged by the investing company against and limited to the book-value of such equity investments. For purposes of Technical Bulletin No. 64 all the countries where we have investments – Argentina, Brazil, Colombia and Peru – are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book-value of an equity investment is lower than the U.S. dollar denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of U.S. dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book-value of an equity investment is higher than the U.S. dollar denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book-value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity.

Critical accounting policies

     Financial Reporting Release No. 60, which was recently issued by the Securities and Exchange Commission, encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below. In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in their application. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our consolidated financial statements.

     Impairment of long-lived assets

     In accordance with Chilean GAAP, the Company evaluates for impairment the recoverability of the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. The most significant estimates made in determining discounted future net cash flow include the selection of appropriate discount rates and the number of years on which to base the cash flow projection, as well as appropriate adjustments to historical results for anticipated operating conditions. As described in greater detail below, these estimates are subject to meaningful variation from period to period, which could materially affect our analysis of the impairment of our long-lived assets.

     The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of our generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary, therefore the likelihood of change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically; therefore, the likelihood of a change in estimate in any given period is high.

     On the distribution side of our business, the probability of a change to the number of years included in discounted cash flow and the discount rate would be based on the same factors as the generation business.

     Adjustments to historical results based on anticipated operating conditions in the distribution business depend on underlying assumptions about the tariff regulatory scheme to which our distribution companies are subject. Tariff-setting procedures vary from country to country in the countries in which we do business. Because underlying economic factors, weather conditions affecting the availability of power and global prices for fuel used in producing power may be relatively volatile, it is highly likely that assumptions about anticipated operating conditions may change significantly from period to period.

     Impairment of goodwill

     Goodwill includes the cost of acquired subsidiaries and equity investees in excess of the book value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management to estimate the appropriate amortization period and the recoverability of the carrying value of goodwill. The maximum amortization period under Chilean GAAP is 20 years. Factors that are considered in estimating the appropriate amortization period of goodwill include:

•	the foreseeable life of the business;

•	expected actions by competitors and potential competitors; and

•	legal, regulatory, or contractual provisions affecting the useful life.

     Estimates of these factors are necessarily uncertain and subject to change, which could cause our determination of the appropriate amortization period to change. Under Chilean GAAP, we test goodwill for impairment in the same way as any other long-lived asset. The likelihood of materially different reported results under different conditions or assumptions is similar to that disclosed under “Impairment of Long-Lived Assets” for both the generation and the distribution business.

     Regulatory Asset and Deferred Costs

     Under Brazilian law Enersis’ distribution subsidiaries in Brazil have recognized as of December 31, 2001 a regulatory asset based on extraordinary tariffs expected to be in effect over a period of approximately three years in order to allow electricity companies to recover losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

     The regulatory asset recorded by the Company’s distribution subsidiaries (Cerj and Coelce) was Ch$32.3 billion and Ch$97.3 billion as of December 31, 2002 and 2001, respectively, and was recorded as revenue during 2002 and

2001. In order to record this asset, our subsidiaries and other companies in the Energy Sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.

     Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were deferred by Cerj and Coelce for the years ending December 31, 2001 and 2002, respectively and amounted to Ch$24.0 billion and Ch$31.8 billion, respectively. These costs will be recovered through future billings.

     We assume that the remaining regulatory asset and deferred costs will be collected through future billings during the established period of recovery. That assumption is based on an historical analysis of the costs recovered to date in relation to the period of recovery expired compared to the unrecovered costs and the period remaining to recover them, assuming these events will occur ratably over time. Tariff-setting regulation changes could materially affect our assumptions about recovery.

     Estimation of fair value of certain energy contracts under U.S. GAAP

     Certain of our generation and distribution commodity contracts are accounted for as derivatives under U.S. GAAP and are required to be accounted for at fair value. Estimates of fair values of these contracts, for which no quoted prices or secondary market exists, are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to significant volatility and are highly dependent on the quality of the assumptions used.

     Our purchase and sale interconnection contracts are for periods up to 20 years in complex markets, where no similar-term forward market information is available. We have estimated the fair values of these contracts based on the best information available; however, with different assumptions regarding interest rates, inflation rates, exchange rates, electricity rates and cost trends, materially different fair values could result. As a result, such estimates are highly volatile and dependent upon the assumptions used.

     Pension and post-retirement benefits liabilities

     We sponsor several defined benefit plans for employees. These plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. We provide certain additional benefits for certain retired employees as well.

     Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit level, claim rates under medical plans and future medical cost. These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material effect on our reported results from operations. Once every three years we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by Technical Bulletin No. 8.

     The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2002	2003
	(increase in millions of Ch$)
Projected benefit obligation	12,990	15,391

     The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2002	2003
	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	1,452	1,312

SAB 74 Disclosures — New Accounting Pronouncements

     In October 2002, the EITF reached a final consensus on EITF Issue No. 02-03. Primarily, the final consensus provided for (1) the rescission of the consensus reached on EITF Issue No. 98-10, (2) the reporting of gains and losses on all derivative instruments considered to be held for trading purposes to be shown on a net basis in the income statement, and (3) gains and losses on non-derivative energy trading contracts to be similarly presented on a gross or net basis, in connection with the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.”

     The Company adopted the on EITF Issue No. 02-03, as of January 1, 2003 the adoption of this consensus did not have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

     In June 2001, the FASB issued SFAS No. 143, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset. For obligations related to non-regulated operations. SFAS No. 143 was applicable to the Company on January 1, 2003; the adoption of this standard did not have a material impact on the company’s financial position.

     SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities, including the qualifications for the normal purchases and normal sales exception, under SFAS No. 133. The amendment reflects decisions made by the FASB and the DIG process in connection with issues raised about the application of SFAS No. 133. Generally, the provisions of SFAS No. 149 are to be applied prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 provisions that resulted from the DIG process that became effective in quarters beginning before June 15, 2003 continue to be applied based upon their original effective dates. The Company adopted the provisions of SFAS No. 149 on July 1, 2003. Certain modifications and changes to the applicability of the normal purchase and normal sales scope exception for contracts to deliver electricity led The Company to re-evaluate its policy for accounting for forward sales contracts. As a result, The Company elected to designate substantially all forward contracts to sell power entered into after July 1, 2003 as cash flow hedges on a prospective basis. Contracts that were being accounted for under the normal purchases and normal sales exception under SFAS No. 133 as of June 30, 2003 will continue to be accounted for under such exception, including following any modifications to these contracts, as long as the requirements for applying the normal purchases and normal sales exception are met.

     On June 25, 2003, the FASB cleared the guidance contained in DIG Issue C20, “Scope Exceptions: Interpretation of the Meaning of ‘Not Clearly and Closely Related’ in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature.” DIG Issue C20, which applies only to the guidance in paragraph 10(b) of FASB No. 133 and not in reference to embedded derivatives, describes circumstances in which the underlying in a price adjustment clause incorporated into a contract that otherwise satisfies the requirements for the normal purchases and normal sales exception would be considered to be “not clearly and closely related to the asset being sold or purchased.” The guidance in DIG Issue C20 was effective for the Company on July 1, 2003. The Company’s review of existing contracts designated as normal purchases and normal sales under FASB No. 133 yielded no instances where an embedded price adjustment clause was not clearly and closely related to the contract’s underlying. As a result, this issue did not have a material impact on The Company’s consolidated results of operations, cash flows or financial position.

     EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease.” In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to broaden the scope of arrangements accounted for as leases. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company has historically entered into pipeline and electricity capacity agreements both as the lessee and as a lessor. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus may impact the timing of revenue and expense recognition, and amounts previously reported as revenues may be required to be reported as rental or lease income. Should capital lease treatment be necessary, purchasers in the arrangements are required to recognize assets on their balance sheets. The consensus will be applied for the Company prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for under historical accounting. The adoption of EITF Issue No. 01-08 would not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

     EITF Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes.” In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 was effective for transactions or arrangements entered into after December 31, 2003. The adoption of EITF Issue No. 03-11 would not have a material effect on The Company’s consolidated results of operations, cash flows or financial position.

     Revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” In December 2003, the FASB revised the provisions of SFAS No. 132 to include additional disclosures related to defined benefit pension plans and other defined benefit postretirement plans, such as the following: (1) long-term rate of return on plan assets along with narrative discussion of basis for selecting the rate of return used; (2) information about plan assets for each major asset category (i.e. equity securities, debt securities, real estate, etc) along with the targeted allocation percentage of plan assets by each major asset category and the actual allocation percentage at the measurement date; (3) amount of benefit payments expected to be paid in each of the next five years and the following five year period, in the aggregate; (4) current best estimate of range of contributions expected to be made in following year; (5) the accumulated benefit obligation for defined benefit pension plans; and (6) disclosure of measurement date utilized. The provisions of revised SFAS No. 132 do not change the measurement or recognition provisions of defined benefit pension and postretirement plans as required by previous accounting standards. Except as discussed below, the provisions of revised SFAS No. 132 are effective for fiscal years ending after December 15, 2003 (December 31, 2003 for calendar-year entities). The disclosure provisions of estimated future benefit payments and information about foreign plans are effective for fiscal years ending after June 15, 2004 (December 31, 2004 for the Company). See Note 37 II (l) for additional disclosures required as of December 31, 2003.

     FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” In January 2003, the FASB issued FIN 46 which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. FIN 46 defines a variable interest entity as an entity in which the equity investors do not have substantive voting rights and there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities. In December 2003, the FASB issued FIN 46R, which supercedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46, provides for certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46.

     The provisions of FIN 46 are immediately applicable to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003 and the provisions of FIN 46R are required to be applied to such entities, except for special purpose entities, by the end of the first reporting period ending after March 15, 2004 (December 31, 2004 for The Company). For variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, FIN 46 or FIN 46R is required to be applied to special-purpose entities by the end of the first reporting period ending after December 15, 2003 (December 31, 2003 for calendar-year entities) and is required to be applied to all other non-special purpose entities by the end of the first reporting period ending after March 15, 2004 (December 31, 2004 for calendar-year entities). FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R also require certain disclosures of an entity’s relationship with variable interest entities.

     The Company has not identified any material variable interest entities created, or interests in variable entities obtained, after January 31, 2003 which requires consolidation or disclosure under FIN 46 and continues to assess the existence of any interests in variable interest entities created on or prior to January 31, 2003. The Company continues to assess the provisions and perform their analysis of the impact FIN 46R that would be applicable to the company for periods starting on January 1, 2004 but does not anticipate that it will have a material impact on its consolidated results of operations, cash flows or financial position.

Change in Presentation

     We have changed the presentation of our operating revenues and costs by business unit from that in our annual report on Form 20-F for the year ended December 31, 2002 by presenting operating revenues and costs of each of our business units without consolidation adjustments and presenting aggregate consolidation adjustments as a separate line item. Prior to this annual Report on Form 20-F for the year ended December 31, 2003, we presented each business unit’s operating revenues and expenses net of consolidation expenses.

A.	Operating results.

Enersis’s Results From Operations for the Years Ended
December 31, 2002 and December 31, 2003

Overview

     Our 2003 results, when compared to those of 2002, were mainly affected by the following factors:

•	our operating income amounted to Ch$531.1 billion for the year ended December 31, 2003, which represents a decrease of Ch$6.9 billion , or 1.3%, compared to the same period in 2002. The decrease was mainly due to the accounting effect under Technical Bulletin No. 64 of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000. If we eliminate the negative impact of the appreciation of the Chilean peso during 2003, our operating income would have increased by 8.2%. If we eliminate the effect of the deconsolidation of Río Maipo and Infraestructura 2000, as well as the effect of the appreciation of the Chilean peso against the U.S. dollar, operating income would have increased by 12.4%, for the reasons explained below. We believe that it is helpful to eliminate the effects of the deconsolidation of Río Maipo and Infraestructura 2000 and of the appreciation of the Chilean peso in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

•	our non-operating expenses amounted to Ch$449.9 billion for the year ended December 31, 2003, which represents a decrease of Ch$354.6 billion, or 44.1%, compared to the same period in 2002. This decrease in expenses is mainly explained by the non-recurrence of Ch$446.9 billion in write-offs in December 2002 of goodwill arising from our investments in Argentina and Brazil. The effects of Technical Bulletin No. 64 in our non-operating expenses decreased from Ch$181.8 billion of gains arising from the conversion effect discussed above during 2002 to Ch$67.5 billion of losses from that effect during 2003, mainly due to the fluctuations of the Brazilian real and the Argentine peso against the U.S. dollar during 2002 and 2003; and

•	our amortization of negative goodwill decreased to Ch$51.2 billion for the year ended December 31, 2003, which represents a decrease of Ch$62.2 billion, or 54.9%, compared to the same period in 2002. This decrease is mainly explained by the write-off of negative goodwill arising from our investments in Argentina and Brazil in December 2002, which did not occur again in 2003.

     The Chilean peso depreciated 6.5% in 2002 and appreciated 18.2% against the U.S. dollar during 2003. We have described the effects of the Chilean peso appreciation during 2003 in our analysis comparing our results of operations of 2002 and 2003. We have not included the same detailed information in our analysis comparing our results of operations of 2002 and 2001 because the effect of the Chilean peso depreciation during 2002 was not material.

Operating income

     The table below breaks down operating income by country for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	98,568	88,051	(10,517)	(10.7)%
Non-electricity subsidiaries (Chile)(1)	3,688	7,803	4,115	111.6%

Total operating income, Chile except generation business (Endesa-Chile)	102,256	95,854	(6,402)	(6.3)%
Edesur (Argentina)	(12,865)	(5,247)	7,618	(59.2)%
Distrilima/Edelnor (Peru)	33,220	26,533	(6,687)	(20.1)%
Cerj (Brazil)	20,609	24,513	3,904	18.9%
Investluz/Coelce (Brazil)	24,232	19,684	(4,548)	(18.8)%
Luz de Bogota/Codensa (Colombia)	21,582	30,617	9,035	41.9%

Total operating income, excluding Chile and generation business	86,778	96,100	9,322	10.7%
Endesa-Chile
Operating Income (Chile)	172,500	155,260	(17,240)	(10.0)%
Operating Income (Argentina)	12,725	32,313	19,588	153.9%
Operating Income (Colombia)	76,129	85,984	9,855	12.9%
Operating Income (Brazil)	17,151	3,657	(13,494)	(78.7)%
Operating Income (Peru)	71,182	61,297	(9,885)	(13.9)%

Endesa-Chile’s total operating income	349,687	338,511	(11,176)	(3.2)%
Less: intercompany transactions	(749)	634	1,383	n.a.

Total operating income	537,971	531,099	(6,872)	(1.4)%

(1)	Includes operating revenues of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     The table below breaks down operating income by segment for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	(in million of Ch$)
	Generation		Distribution		Other		Intercompany Transactions		Total
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Operating revenues	906,504	896,228	1,779,732	1,603,848	201,705	176,720	(377,209)	(324,462)	2,510,732	2,352,333
Operating costs	(532,134)	(529,762)	(1,412,284)	(1,282,694)	(148,167)	(134,475)	345,234	295,199	(1,747,351)	(1,651,732)
Operating margin	374,370	366,466	367,448	321,154	53,538	42,245	(31,975)	(29,264)	763,381	700,601
Selling and administrative expenses	(34,382)	(30,261)	(182,118)	(137,003)	(40,137)	(32,136)	31,227	29,897	(225,410)	(169,503)
Operating income	339,988	336,205	185,330	184,151	13,401	10,109	(749)	633	537,971	531,098

     In 2003, our operating income decreased Ch$6.8 billion, or 1.3%, to Ch$531.1 billion. This decrease reflects the effect of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000, offset in part by increased volumes of electricity sold and price increases in some of the markets in which we operate. If we eliminate the effect of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000 our operating income would have increased 12.4% year on year, or 8.2% if we eliminate only the effect of appreciation of the Chilean peso. We believe that it is helpful to eliminate the effects of the deconsolidation of Río Maipo and Infraestructura 2000 and of the appreciation of the Chilean peso in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to reported Chilean GAAP amounts please see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

     Operating income in our subsidiaries Codensa, Cerj, Edesur, Synapsis and CAM increased while that of our subsidiaries Endesa-Chile, Edelnor, Coelce and Inmobiliaria Manso de Velasco decreased.

     Physical sales in our distribution business increased from 48,953 GWh as of December 31, 2002 to 49,677 GWh as of December 31, 2003, or 1.7%. In addition, physical sales in our generation business also increased from 48,629 GWh as of December 31, 2002 to 51,053 GWh as of December 31, 2003, or 5.0%. These increases are mainly due to economic recovery in most of the countries in which we operate. Our customer base increased 5.1% from 9.98 million as of December 31, 2002 to 10.48 million as of December 31, 2003. This amounts to 0.5 million new clients. Our 2003 operating income also benefited from distribution tariff increases in Brazil and Colombia, which are discussed in greater detail below in “Operating Revenues,” and improved margins in Argentina due to high levels of rainfall, which allowed more electricity to be dispatched from our hydroelectric generation subsidiary, El Chocón.

     Our operating margin as a percentage of revenues decreased slightly from 30.4% in 2002 to 29.8% in 2003, reflecting a decline in operating margin in Brazil.

Revenues from operations

     Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived mainly from the sale of electricity. Electricity distribution operating revenues consist of resale of electricity and Value Added from Distribution, or VAD, revenues. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies. VAD revenues consist of revenues related to the recovery of costs and return on investment associated with distribution assets and allowed losses under the current tariff regulations. Other revenues derived from our distribution services consist of charges related to new connections and maintenance and leases of meters.

     The table below presents, for the periods indicated, the breakdown of physical sales of electricity by our distribution subsidiaries and percentage changes from period to period.

Distribution Business

	Physical sales during
	Year ended December 31,
	2002	2003	Change	% Change
	(GWh)
Chile
Chilectra	9,952	10,518	566	5.7%
Río Maipo	1,274	0	(1,274)	n.a.
Argentina(1)	12,138	12,638	500	4.1%
Peru	3,872	3,972	100	2.6%
Brazil	12,703	13,295	592	4.7%
Colombia(1)	9,014	9,254	240	2.7%

Total	48,953	49,677	724	1.48%

(1)	Includes sales of third party energy for which we are paid transmission tolls.

     The table below presents, for the periods indicated, the breakdown of physical sales of electricity by our generation subsidiaries and percentage changes from period to period.

Generation Business

	Physical sales during
	Year ended December 31,
	2002	2003	Change	% Change
	(GWh)
Chile	18,344	18,681	337	1.8%
Argentina	7,897	9,259	1,362	17.2%
Peru	4,158	4,443	285	6.9%
Brazil	3,591	3,770	179	5.0%
Colombia	14,639	14,900	261	1.8%

Total	48,629	51,053	2,424	5.0%

     The table below presents, for the periods indicated, the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	459,153	426,823	(32,330)	(7.0)%
Non-electricity subsidiaries (Chile)(1)	160,730	152,667	(8,063)	(5.0)%

Total operating revenues, Chile except generation business	619,883	579,490	(40,393)	(6.5)%
Edesur (Argentina)	201,473	183,942	(17,531)	(8.7)%
Distrilima/Edelnor (Peru)	205,670	175,947	(29,723)	(14.5)%
Cerj (Brazil)	348,613	317,593	(31,020)	(8.9)%
Investluz/Coelce (Brazil)	230,002	207,387	(22,615)	(9.8)%
Luz de Bogotá/Codensa (Colombia)	334,820	292,155	(42,665)	(12.7)%

Total operating revenues, excluding Chile and generation business	1,320,578	1,177,024	(143,554)	(10.9)%
Endesa-Chile
Sales of electricity (Chile)	408,740	429,149	20,409	5.0%
Sales of electricity (Argentina)	99,137	111,279	12,142	12.2%
Sales of electricity (Colombia)	227,539	208,374	(19,165)	(8.4)%
Sales of electricity (Brazil)	51,917	30,792	(21,125)	(40.7)%
Sales of electricity (Peru)	118,031	110,912	(7,119)	(6.0)%

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Other	42,116	29,776	(12,340)	(29.3)%

Endesa-Chile’s total revenues	947,480	920,282	(27,199)	(2.9)%
Less: intercompany transactions	(377,209)	(324,462)	52,747	(14.0)%

Total operating revenues	2,510,732	2,352,333	(158,399)	(6.3)%

(1)	Includes operating revenues of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

Distribution business revenues from operations

     Operating revenues of our Chilean distribution subsidiaries (Chilectra S.A., or Chilectra, and Río Maipo in 2002, and only Chilectra for 2003) decreased Ch$32.3 billion, or 7.0%, compared to 2002. This decrease is mainly explained by the sale of Río Maipo in April 2003. In accordance with Chilean GAAP, the 2002 period includes the full year of Río Maipo results amounting to Ch$57.2 billion in consolidated revenues, whereas the 2003 period includes no results of Río Maipo. This decrease is partially offset by an increase of Ch$24.9 billion in operating revenues of Chilectra during 2003, mainly due to a 5.7% increase in physical sales from 9,952GWh in 2002 to 10,518 GWh in 2003, resulting from a 1.7% increase in customers to 1.34 million as of December 31, 2003 and an increase in average per capita consumption of 3.5% compared to the same period in 2002. The gain from the sale of Río Maipo as well as the results of Río Maipo as of April 2003 are reflected in Enersis’ non-operating income in 2003.

     Operating revenues from our Argentine electricity distributor, Empresa Distribuidora Sur S.A., or Edesur, decreased Ch$17.5 billion, or 8.7%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$34.6 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and by the reduction of toll-related revenues during 2003 which decreased Ch$3.5 billion, or 11.8% in Gwh terms, compared to the same period in 2002. Operating revenues decreased, despite an increase of 4.1% in physical sales resulting from a 1.3% increase in customers to 2.12 million as of December 31, 2003 and an increase in average per capita consumption of 3.44% compared to the same period in 2002. Edesur’s operating revenues as reflected in our consolidated operating revenues under Chilean GAAP also were positively affected by the appreciation of the Argentine peso against the U.S. dollar in 2003 compared to 2002.

     Operating revenues of Distrilima S.A., or Distrilima, our Peruvian subsidiary that consolidates the electricity distribution company Empresa de Distribución Eléctrica de Lima Norte S.A.A., or Edelnor, decreased Ch$29.7 billion, or 14.5%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$35.3 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Operating revenues decreased, despite an increase of 2.6% in physical sales resulting from a 2.4% increase in customers to 0.89 million as of December 31, 2003 and an increase in average per capita consumption of 1.2% compared to the same period in 2002.

     Operating revenues of our Brazilian distribution subsidiary, Companhia de Electricidade do Rio de Janeiro S.A., or Cerj, decreased Ch$31.0 billion, or 8.9%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$59.9 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. In addition, there was no recurrence during 2003 of the Ch$19.2 billion one-time tariff compensation package received by Cerj in 2002 from the Brazilian government to partially compensate for the rationing that took place during 2001 and the first quarter of 2002. Operating revenues decreased, despite an increase of 3.5% in physical sales resulting from a 7.1% increase in customers to 1.9 million as of December 31, 2003 and a decrease in average per capita consumption of 2.9% compared to the same period in 2002. Also, in January 2003 the Brazilian government increased the tariffs charged by Cerj by 28.56% which resulted in an increase of 23.4% in Cerj’s average tariffs in local currency terms compared to average tariffs charged during 2002.

     Operating revenues of our Brazilian distribution subsidiary, Companhia Energetica do Ceara S.A., or Coelce, our other Brazilian distribution subsidiary, decreased Ch$22.6 billion, or 9.8%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$39.6 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. In addition, like Cerj, during 2003 Colece did not receive a Ch$15.3 billion one-time tariff compensation package paid in 2002 by the Brazilian government. Operating revenues decreased, despite an increase of 6.1% in physical sales resulting from a 12.2% increase in customers to 2.3 million as of December 31, 2003 and an increase in average per capita consumption of 2.1% compared to the same period in 2002. Also, in April 2003 the Brazilian government increased the tariffs charged by Coelce by 31.8% which resulted in an increase of 28.0% in Coelce’s average tariffs in local currency terms compared to tariffs charged during 2002.

     Operating revenues of Codensa S.A. E.S.P., or Codensa, decreased Ch$42.7 billion, or 12.7%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$57.6 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Operating revenues decreased, despite an increase of 2.7% in physical sales resulting from a 3.2% increase in customers to 1.97 million as of December 31, 2003 and a decrease in average per capita consumption of 0.7% during 2003 compared to the same period in 2002. Also, in September 2003 the Colombian government increased the average tariffs charged by Codensa by 15.4% which resulted in an increase of 14.0% in Codensa’s average tariffs in local currency terms compared to average tariffs charged during 2002. The effect of this tariff increase on our Chilean GAAP consolidated operating revenues was largely offset by the devaluation of the Colombian peso against the U.S. dollar in 2003 compared to 2002.

Generation business revenues from operations

     Revenues from sales of electricity in Chile increased by 5.0% to Ch$429.1 billion in 2003 from Ch$408.7 billion in 2002. This increase was mainly due to an increase in the average sales price of 3.1% to Ch$23.0 per kWh in 2003 from Ch$22.3 per kWh in 2002 and an increase in volume terms of approximately 9.8% in contractual sales offset in part by a decrease in spot sales volumes of approximately 10.7%.

     Revenues from sales of electricity in Argentina increased by 12.2% to Ch$111.3 billion in 2003, from Ch$99.1 billion in 2002. The increase in revenues was primarily due to higher water levels in El Chocón’s reservoir, which allowed the company to increase physical energy sales by 25.7% (generating a Ch$13.7 billion increase in revenues), as well as a 9.7% increase in physical energy sales at Costanera (generating a Ch$16.5 billion increase in revenues) from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the dollar, which caused a decrease in revenues of Ch$18.0 billion.

     Revenues from sales of electricity in Colombia decreased by 8.4% to Ch$208.4 billion in 2003 from Ch$227.5 billion in 2002. This was mainly due to the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$41.6 billion. This decrease was offset in part by an increase of 1.8% in physical energy sales (generating a Ch$21.2 billion increase in revenues) due to a 208.5% increase in non-regulated sales offset in part by a decrease of 37.5% in regulated and spot physical energy sales.

     Revenues from sales of electricity in Brazil decreased by 40.7% to Ch$30.8 billion in 2003 from Ch$51.9 billion in 2002. This primarily reflected a decline of 31% in the average price of electricity sold due to good hydrological conditions in the region as well as the dispute between Cachoeira Dourada and CELG (see “Legal Proceedings” in Item 8 of this Report), which resulted in a loss of Ch$11.7 billion. Revenues were also adversely affected by the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$10.4 billion. These effects were offset in part by a 5% increase in physical sales.

     Revenues from sales of electricity in Peru decreased by 6.0% to Ch$110.9 billion in 2003 from Ch$118.0 billion in 2002, due to the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease of Ch$21.6 billion, partially offset by an increase of 6.9% in physical sales that generated additional revenues of Ch$14.6 billion.

     Other revenues decreased by 29.3% to Ch$29.8 billion in 2003 from Ch$42.1 billion in 2002, mainly due to the sale of Infraestructura Dos Mil S.A. (“Infraestructura”) in June 2003. Infraestructura Dos Mil S.A. revenues in 2002 amounted to Ch$20.4 billion. Under Chilean GAAP, Endesa-Chile ceased consolidating Infraestructura Dos Mil S.A. with effect from January 1, 2003. The effect of this disposition was partially offset by an increase of Ch$6.0 billion of other revenues in Chile.

Operating costs

     Operating costs consist principally of electricity purchases from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, salaries, fuel purchases and other expenses.

     The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2002 and 2003.

	Year ended December 31,
	2002	2003
	(as a percentage of
	operating costs)
Electricity purchases	42.2%	44.2%
Depreciation and amortization	25.7%	23.4%
Transmission tolls	7.3%	8.0%
Operating costs and maintenance	9.3%	7.8%
Salaries	5.9%	5.9%
Fuel purchases	5.1%	5.5%
Other expenses	4.4%	5.2%

	100%	100%

     The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2002 and 2003.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(324,364)	(304,334)	20,030	(6.2)%
Non-electricity subsidiaries (Chile)(1)	(119,159)	(113,790)	5,369	(4.5)%

Total operating costs, Chile except generation business	(443,523)	(418,124)	25,399	(5.7)%
Edesur (Argentina)	(183,447)	(161,166)	22,281	(12.1)%
Distrilima/Edelnor (Peru)	(152,721)	(132,315)	20,406	(13.4)%
Cerj (Brazil)	(306,380)	(282,155)	24,225	(7.9)%
Investluz/Coelce (Brazil)	(164,954)	(158,070)	6,884	(4.2)%
Luz de Bogotá/Codensa (Colombia)	(280,417)	(244,654)	35,763	(12.8)%

Total operating costs, excluding Chile and generation business	(1,087,919)	(978,360)	109,559	(10.1)%
Endesa-Chile
Cost of operations (Chile)	(258,913)	(285,264)	26,351	10.2%
Cost of operations (Argentina)	(84,602)	(77,036)	(7,566)	(8.9)%
Cost of operations (Colombia)	(145,284)	(119,894)	(25,390)	(17.5)%
Cost of operations (Brazil)	(32,901)	(25,215)	(7,686)	(23.4)%
Cost of operations (Peru)	(39,441)	(43,037)	(3,596)	9.1%

Endesa-Chile’s total operating costs	(561,141)	(550,447)	10,695	(1.9)%
Less: intercompany transactions	345,233	295,199	(50,034)	(14.5)%

Total operating costs	(1,747,351)	(1,651,732)	95,619	5.5%

(1)	Includes operating costs of Companía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

Distribution business operating costs

     Operating costs in Chile decreased Ch$25.4 billion, or 5.7%, during 2003 mainly due to a Ch$20.0 billion decrease in operating costs of our electricity subsidiaries, resulting from a Ch$42.9 billion decrease in costs due to the deconsolidation of Río Maipo, partially offset by a Ch$22.8 billion increase in operating costs of Chilectra. The higher operating costs of Chilectra are related to a 5.7% increase in physical sales. Our non-electricity subsidiaries experienced a decrease in operating costs equal to Ch$5.4 billion, or 4.5%, during 2003 due to lower material and equipment purchases by Synapsis of Ch$5.6 billion and by CAM of Ch$6.3 billion, partially offset by an increase in costs of Manso de Velasco by Ch$4.6 billion.

     Operating costs of Edesur, our Argentine distribution subsidiary, decreased Ch$22.3 billion, or 12.1%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$31.5 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and a reduction of maintenance costs by Ch$4.3 billion. This decrease was partially offset by a 4.5% increase in energy purchases from 13,750 GWh during 2002 to 14,364 GWh during 2003, equal to Ch$13.9 billion, due to increased demand, a 7.2% increase in average purchase price in local currency terms and by an increase in energy losses from 11.6% during 2002 to 11.8% during 2003 due to vandalism and theft. Edesur’s operating costs as reflected in our consolidated Chilean GAAP operating costs also were respectively affected by the appreciation of the Argentine peso against the U.S. dollar in 2003 compared to 2002.

     Operating costs for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, decreased Ch$20.4 billion, or 13.4%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$26.3 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison, and to a lesser extent to a decrease in energy losses from 8.5% during 2002 to 8.4% during 2003. This decrease was partially offset by a 2.3% increase in energy purchases from 4,233 GWh during 2002 to 4,329 GWh during 2003, equal to Ch$6.6 billion, due to increased demand, and a 4% increase in average purchase price in local currency terms.

     Operating costs for Cerj, one of our Brazilian electricity distribution companies, decreased Ch$24.2 billion, or 7.9%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$52.7 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison, a decrease of Ch$1.8 billion in salaries and a decrease of Ch$9.6 billion in maintenance costs. This decrease was partially offset by a 4.1% increase in energy purchases from 8,914 GWh during 2002 to 9,283 GWh during 2003, equal to Ch$42.5 billion, due to increased demand, a 38.8% increase in average purchase price in local currency terms and by an increase in energy losses from 22.6% during 2002 to 23.6% during 2003 due to vandalism and theft especially in the favelas, which are very low income housing areas where energy theft is high during economic downturns. The increase in the average purchase price of energy reflected the effect of inflation and currency indexation provisions in our energy purchase contracts.

     Operating costs for Coelce, our other Brazilian electricity distribution company, decreased Ch$6.9 billion, or 4.2%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$28.4 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. This decrease was partially offset by a 6.8% increase in energy purchases from 6,393 GWh during 2002 to 6,825 GWh during 2003, equal to Ch$14.2 billion, due to increased demand, an increase of Ch$3.2 billion in miscellaneous costs, an increase of Ch$2.6 billion in salaries, a 43.3% increase in average purchase price in local currency terms and by an increase in energy losses from 12.9% during 2002 to 13.5% during 2003 due to defects in the electric grid and to a lesser extent to vandalism and theft. The increase in the average purchase price of energy reflected the effect of inflation and currency index energy provisions in our energy purchase contracts.

     Operating costs for Codensa, our Colombian electricity distribution company, decreased Ch$35.8 billion, or 12.8%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$48.2 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and to a lesser extent to a decrease in energy losses from 10.3% during 2002 to 10.2% during 2003. This decrease was partially offset by a 2.4% increase in energy purchases from 10,067 GWh during 2002 to 10,310 GWh during 2003, equal to Ch$10.8 billion, due to increased demand and a 16.7% increase in average purchase price in local currency terms. The increase in average purchase price of energy resulted from the bankruptcy of the counterparty to a long term supply contract, which required Codensa to recontract the supply on a shorter term, more expensive basis. Codensa’s operating costs as reflected in our consolidated Chilean GAAP operating costs also were positively affected by the devaluation of the Colombian peso against the U.S. dollar in 2003 compared to 2002.

Generation business operating costs

     Chilean operating costs increased 10.2% to Ch$285.3 billion in 2003 from Ch$258.9 billion in 2002. Weaker hydrological conditions caused a 10.2% increase in variable costs (Ch$27.4 billion) resulting from: (i) a 26.5% increase in thermoelectric generation, producing a Ch$4.2 billion increase in fuel costs and Ch$2.8 billion higher tolls and energy transport costs, mainly gas transportation necessary for the thermo generation, and (ii) a 63.1% increase in energy and power purchases at an average purchase price of Ch$20.1 per KWh during 2003, 60% higher than during 2002, which increased costs by Ch$18.8 billion.

     Costs of operations in Argentina decreased by 8.9% to Ch$77.0 billion in 2003 from Ch$84.6 billion in 2002, mainly due to a Ch$15.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar. This effect was offset in part by an increase of Ch$4.3 billion in fuel costs, energy and power purchases at Costanera due to 13.3% higher thermoelectric generation and Ch$2.8 billion of higher energy and power purchases at el Chocon, both because of higher levels of energy demand.

     Costs of operations in Colombia decreased by 17.5% to Ch$120.0 billion in 2003 from Ch$145.3 billion in 2002, principally reflecting a Ch$26.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar.

     Costs of operations in Brazil decreased by 23.4% to Ch$25.2 billion in 2003 from Ch$32.9 billion in 2002, principally reflecting a Ch$6.0 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and Ch$4.4 billion decrease due to a 71% decrease in the average price of purchased energy, offset in part by a Ch$2.6 billion increase in other variable costs.

     Costs of operations in Peru increased by 9.1% to Ch$43.0 billion in 2003 from Ch$39.4 billion in 2002, mainly due to an increase of Ch$7.1 billion in energy purchases and tolls and transport costs due to lack of rainfall and an increase of Ch$4.3 billion in depreciation because of higher fixed assets. These increases were offset in part by a Ch$7.2 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and also by Ch$1.2 billion of lower other fixed costs.

Selling and administrative expenses

     Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectable accounts and materials and office supplies.

     The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses.

	Year ended December 31,
	2002	2003
	(as a percentage of
	administrative expenses)
Salaries	41.8%	42.8%
General administrative expenses	40.1%	38.2%
Depreciation and amortization	9.0%	10.9%
Uncollectible accounts	8.4%	7.4%
Materials and office supplies	0.7%	0.8%

	100%	100%

     The table below sets forth the breakdown of selling and administrative expenses for the years ended on December 31, 2002 and 2003, as well as percentage changes from period to period.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(36,221)	(34,438)	1,783	(4.9)%
Non-electricity subsidiaries (Chile)(1)	(37,883)	(31,074)	6,809	(18.0)%

Total selling and administrative expenses Chile, except generation business	(74,104)	(65,512)	8,592	(11.6)%
Edesur (Argentina)	(30,891)	(28,023)	2,868	(9.3)%
Distrilima/Edelnor (Peru)	(19,729)	(17,099)	2,630	(13.3)%
Cerj (Brazil)	(21,624)	(10,925)	10,699	(49.5)%
Investluz/Coelce (Brazil)	(40,816)	(29,633)	11,183	(27.4)%
Luz de Bogota/Codensa (Colombia)	(32,821)	(16,884)	15,937	(48.6)%

Total selling and administrative expenses, excluding Chile and generation business	(145,881)	(102,564)	43,317	(29.7)%
Endesa-Chile	(36,652)	(31,324)	5,328	(14.5)%
Less: intercompany transactions	31,227	29,897	(1,330)	(4.3)%

Total selling and administrative expenses	(213,760)	(163,785)	49,975	(23.4)%

(1)	Includes selling and administrative expenses of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. de Inv.

     Selling and administrative expenses for our Chilean electricity distribution subsidiaries decreased by 4.9%, or Ch$1.8 billion, from Ch$36.2 billion as of December 2002 to Ch$34.4 billion as of December 2003. This was attributable to a Ch$4.0 billion decrease resulting from the deconsolidation of Río Maipo, partially offset by a Ch$1.5 billion increase in operating and maintenance expenses, and a Ch$0.4 billion increase in salaries.

     Selling and administrative expenses for our Chilean non-electricity subsidiaries decreased by 18.0%, or Ch$6.8 billion, from Ch$37.9 billion in 2002 to Ch$31.1 billion in 2003, explained by a decrease of Ch$1.9 billion in salary expense, a reduction in the provision for uncollectible accounts at CAM of Ch$0.8 billion and a number of other smaller reductions.

     Edesur’s expenses fell to Ch$28.0 billion in 2003, a decrease of Ch$2.9 billion, or 9.3%, in comparison to 2002. There was a Ch$2.3 billion decrease in provisions for uncollectible accounts, partially offset by a Ch$796 million increase in salaries, as well as number of other smaller effects.

     Edelnor’s selling and general administrative expenses decreased by Ch$2.6 billion, or 13.3%, in 2003, primarily explained by Ch$1.1 billion reduction in salary expenses.

     Cerj’s selling and administrative expenses decreased by 49.5%, or Ch$10.7 billion, from Ch$21.6 billion in 2002 to Ch$10.7 billion in 2003, primarily because of the non-recurrence in 2003 of approximately Ch$8.9 billion in expenses incurred in 2002 in connection with a campaign against energy theft, and to a lesser degree, on a salary expense reduction of Ch$1.0 billion.

     Coelce’s expenses in 2003 decreased by 27.4%, or Ch$11.2 billion, reflecting a Ch$2.8 billion reduction in salary expenses and a number of other smaller reductions.

     Codensa’s expenses decreased by 48.6%, or Ch$15.9 billion, in 2003, in comparison to 2002, primarily because of a Ch$11.2 billion reduction in salary expenses resulting from a reversal of provisions for pension expense and, to a lesser extent, reduced headcount and to a Ch$2.8 billion reduction provisions for uncollectible accounts.

     Administrative and selling expenses at Endesa-Chile and its subsidiaries decreased by 14.5% to Ch$31.3 billion in 2003 from Ch$36.7 billion in 2002. This is due to a decrease of Ch$3.5 billion resulting from the impact of the appreciation of the Chilean peso against the U.S. dollar. Other important factors were a decrease in salaries and other expenses in Colombia by Ch$3.5 billion and Ch $1.6 billion higher general expenses in the other foreign subsidiaries.

Non-operating income (expense)

     The table below sets forth non-operating income (expense) for the year ended December 31, 2002 and 2003, and the percentage change from period to period.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Net interest expense	(363,195)	(353,198)	9,997	(2.8)%
Net income from related companies	8,346	17,517	9,171	109.9%
Net other non-operating income (expense)	73,017	(50,448)	(123,465)	(169.1)%
Net monetary exposure	(11,256)	(10,553)	703	(6.2)%
Goodwill amortization	(511,408)	(53,228)	458,180	(89.6)%

Total non-operating income (expense)	(804,496)	(449,910)	354,586	(44.1)%

     Total non-operating expense decreased Ch$354.6 billion, or 44.1%, from Ch$804.5 billion losses as of December 2002, to Ch$449.9 billion losses as of December 2003. This was mainly explained by a Ch$458.2 billion decrease in goodwill amortizations due to the non-recurrence in 2003 of write-offs relating to investments in Argentina and Brazil, partially offset by an increase of Ch$123.5 billion in other non-operating expenses.

     Net interest expense decreased Ch$10.0 billion, or 2.8%, as a consequence of debt repayments, offset in part by an increase in the spread over LIBOR paid on our indebtedness Through its debt repayments, Enersis reduced its consolidated debt by Ch$1,527.8 billion. Notwithstanding, this reduction was partially offset by fees amounting to Ch$39.1 billion associated with the prepayment of bank loans with the proceeds of the capital increase during 2003 and other loans that were refinanced during the same period. Net interest expense excluding such fees declined by 13.5%. We believe that it is important to consider our interest expenses excluding such fees because prepayment levels in 2003 were unusual. During 2002, we did not have any prepayment expenses. Please see a reconciliation of this non-GAAP measure to Chilean GAAP in section “Reconciliation of non-GAAP measures to Chilean GAAP” below. We expect that our net interest expense will be further reduced during 2004 compared to 2003 because of lower average levels of indebtedness and a decrease in the spread over LIBOR to be paid on our indebtedness. See “Item 5 — Results from Operations for the years ended December 31, 2002 and 2003 — Liquidity and Capital Resources”.

     As of December 31, 2003 net income from related companies increased Ch$9.2 billion, or 109.9%, compared to the same period in 2002. This increase is mainly due to the favorable results of Cien and GasAtacama Generación Limitada, or GasAtacama, companies in which we hold minority interests. As of December 31, 2003, Cien’s income increased Ch$3.8 billion, or 52.0%, compared to the same period in 2002, mainly due to the opening of a second transmission line. GasAtacama’s net income reached Ch$2 million as of December 2003 compared to a net loss of Ch$4.8 billion in the same period of 2002, due to a 17% of decrease in operational costs mainly resulting from a Ch$2.3 billion reduction in gas transportation costs and Ch$1.0 billion reduction in depreciation after the sale of transmission lines during 2003.

     As of December 31, 2003 net other non-operating income decreased Ch$123.5 billion, or 169.1%, compared to the same period in 2002, mainly due to:

•	an increase in losses amounting to Ch$249.4 billion from the application of Technical Bulletin No. 64. As explained in the overview to this section, the different structures of monetary assets and monetary liabilities in our foreign subsidiaries, and the depreciation and the appreciation of the Brazilian real and the Argentine peso against the U.S. dollar during 2002 and 2003, respectively, generated net non-operating consolidated losses, which we refer to as the “conversion effect,” of Ch$181.8 billion in 2003. During 2002 we had Ch$67.5 billion in gains, from this conversion effect.

•	an increase in pension funds expenses amounting to Ch$21.2 billion reflecting payments made pursuant to our obligation to fully fund employee pension funds;

•	a loss of Ch$7.7 billion in connection with the sale of assets;

•	lower dividends from related companies for Ch$6.6 billion; and

•	lower profits from forward operations in Ch$4.9 billion.

     These higher expenses were partially offset by:

•	profits before taxes, amounting to Ch$89.3 billion, due to the sales of Río Maipo and Infraestructura 2000;

•	the non-recurrence in 2003 of Ch$68.2 billion in write-offs of real estate and other non-generation assets that occurred in 2002;

•	a reduction of Ch$8.1 billion in litigation provisions; and

•	a reduction of Ch$4.8 billion in connection with power compensation payments at the SIC in Chile.

     Net monetary expense consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its Chilean subsidiaries. In 2003, net monetary exposure increased Ch$0.7 billion, or 6.2%, compared to the same period in 2003, reflecting the effects of the appreciation of the Chilean peso against the U.S. dollar in 2003, compared to the devaluation of the Chilean peso in the previous year, which effects were offset to a large extent by foreign exchange hedges.

     Goodwill amortization decreased Ch$458.2 billion, or 89.6%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly due to the non-recurrence in 2003 of write-offs that occurred in December 2002 amounting to Ch$428.9 billion and relating to investments in Argentina and Brazil.

Net income

     The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2002	2003	Change	% Change
	(in millions of Ch$)
Operating income	537,971	531,098	(6,873)	(1.3)%
Non-operating income	(804,496)	(449,910)	354,586	(44.1)%

Net income before taxes, minority interest and negative goodwill amortization	(266,525)	81,188	347,713	(130.5)%
Income tax	(75,840)	(100,753)	(24,913)	32.8%
Deferred taxes	9,163	59,182	50,019	545.9%
Total income taxes	(66,677)	(41,571)	25,106	(37.7)%
Minority interest	16,445	(78,325)	(94,770)	(576.3)%
Amortization of negative goodwill	113,370	51,176	(62,194)	(54.9)%
Extraordinary items	(22,599)	0	22,599	n.a.

Net income	(225,986)	12,468	238,454	(105.5)%

     As of December 31, 2003 net income increased Ch$238.5 billion to Ch$12.5 billion from a net loss of Ch$226.0 billion in 2002.

     As described above, as of December 31, 2003, the Ch$6.9 billion decrease in operating income was offset by the Ch$354.6 billion in non-operating income during the same period.

     Income tax increased by Ch$24.9 billion from Ch$75.8 billion during 2002 to Ch$100.8 billion for the comparable period in 2003. This increase is mainly due to tax of Ch$16.3 billion paid by Enersis, relating to the sale of Río Maipo, and to tax of Ch$7.1 billion paid by Endesa-Chile for the sale of Canutillar. The remainder of the variation was due to net increased taxable income of our subsidiaries.

     Deferred taxes reflected a positive effect of Ch$50.0 billion, increasing from Ch$9.2 billion during 2002, to Ch$59.2 billion during 2003. This was mainly due to an increase of Ch$19.3 billion in gains from deferred taxes in Enersis, as a consequence of higher taxable losses. Cerj, Costanera and Chocón had deferred tax gains of Ch$17.3 billion, Ch$16.6 billion and Ch$16.5 billion, respectively, due to the effect of exchange differences in Brazil and Argentina. This was partially offset by deferred tax losses in Edesur of Ch$12.5 billion, resulting from the partial reversal of deferred tax recognized during 2002 primarily as a result of the depreciation of the Argentine peso in 2002.

     As of December 31, 2003 amortization of negative goodwill decreased by Ch$62.2 billion reflecting the write-offs of negative goodwill made by Enersis in Argentina and Brazil in December 2002, partially offset by the additional negative goodwill arising from additional equity investment by us in Cerj which we subscribed in exchange for the cancellation of an inter-company loan for Ch$34.5 billion in January 2003.

     Extraordinary items increased Ch$22.6 billion as of December 31, 2003, due to the non-recurrence in 2003 of the payments from our Colombian subsidiaries to the Colombian government relating to special anti-terrorist taxes.

Enersis Results From Operations for the Years Ended

December 31, 2002 and December 31, 2001

Overview

     Our 2002 results, when compared to those of 2001, were mainly affected by the following factors:

•	our operating income amounted to Ch$538.0 billion in 2002, which represents a decrease of Ch$224.1 billion, or 29.4%, compared to 2001. This decline is mainly the result of continued economic instability in Argentina and the strong depreciation of the real in Brazil; and

•	our non operating expenses amounted to Ch$804.5 billion in 2002, which was Ch$294.4 billion higher than non-operating expenses of Ch$510.1 billion in 2001, largely explained by US$387 million in non-cash losses recognized in 2002, which did not occur in 2001. These loses arose from adjustments made to properly reflect the value of our goodwill. These adjustments relate to the acceleration of the net balance of negative and positive goodwill associated with investments in distribution and generation located in Argentina and Brazil, resulting from the socioeconomic instability experienced in those countries.

Operating income

     The table below sets forth the breakdown of operating income for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	92,635	98,568	5,933	6.4%
Non-electricity subsidiaries (Chile)(1)	5,619	3,688	(1,932)	(34.4)%

Total operating income Chile except generation business (Endesa-Chile)	98,254	102,256	4,002	4.1%
Edesur (Argentina)	119,027	(12,865)	(131,892)	(110.8)%
Distrilima/Edelnor (Peru)	34,986	33,220	(1,766)	(5.0)%
Cerj (Brazil)	70,713	20,609	(50,104)	(70.9)%
Investluz/Coelce (Brazil)	44,150	24,232	(19,918)	(45.1)%
Luz de Bogotá/Codensa (Colombia)	28,880	21,582	(7,298)	(25.3)%

Total operating income, excluding Chile and generation business	297,757	86,778	(210,979)	(70.9)%
Endesa-Chile	351,454	349,687	(1,767)	(0.5)%
Less: intercompany transactions	14,625	(749)	(15,374)	(105.1%)

Total operating income	762,089	537,971	(224,118)	(29.4%)

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. De Inv.

     Total operating income decreased by 29.4% to Ch$538 billion as of December 31, 2002, from Ch$762 billion at the same date of 2001. This decrease was mainly explain by the economic instability of Argentina and the strong devaluation in Brazil. As described below, our Chilean subsidiaries had better operating results during 2002 compared to 2001.

     Physical sales in our distribution business increased from 48,188 GWh as of December 31, 2001 to 48,953 GWh as of December 31, 2002, or 1.6%. Our customer base increased 2.7% from 10.0 million as of December 31, 2001 to 10.3 million as of December 31, 2002. In our generation business, physical sales decreased from 54,233 GWh as of December 31, 2001 to 48,629 GWh as of December 31, 2002, or 10.3%, mainly due to a 39% reduction in physical sales in Argentina, as a consequence of the reduction of the electricity demand in the Argentine market because of economic instability during this period. As of December 31, 2002, our generation subsidiary Endesa-Chile had a Ch$1.8 billion decrease in operating income, or 0.5% compared to the same period in 2001, mainly due to lower results in Argentina and Brazil, due to the reduction of the average sale prices in U.S. dollar terms, as a consequence of the devaluation of the Argentine peso and Brazilian real against the U.S. dollar. This was partially offset by improved results in Chile and Peru as of December 31, 2002 compared to the same period in 2001.

     Our operating margin as a percentage of revenues decreased from 33.8% in 2001 to 30.4% in 2002 reflecting declines in the operating margin in Argentina due to the pesification of the distribution tariffs and the devaluation of the Argentine peso, as well as in the operating margin in Brazil mainly due to the devaluation of the Brazilian real.

Revenues from operations

     The table below presents, for the periods indicated, the breakdown of physical sales of electricity by our distribution subsidiaries and percentage changes from period to period.

Distribution Business

	Physical sales during
	Year ended December 31,
	2001	2002	Change	% Change
	(GWh)
Chile
Chilectra	9,585	9,952	367	3.8%
Río Maipo	1,245	1,274	29	2.3%
Argentina(1)	12,909	12,138	(771)	(6.0)%

	Physical sales during
	Year ended December 31,
	2001	2002	Change	% Change
	(GWh)
Peru	3,685	3,872	187	5.1%
Brazil	12,091	12,703	612	5.1%
Colombia(1)	8,673	9,014	341	3.9%

Total	48,188	48,953	765	1.6%

(1)	Includes sales of third party energy for which we are paid transmission tolls.

     The table below presents, for the periods indicated, the breakdown of physical sales of electricity by our generation subsidiaries and percentage changes from period to period.

Generation Business

	Physical sales during
	Year ended December 31,
	2001	2002	Change	% Change
	(GWh)
Chile	18,673	18,344	(329)	(1.8)%
Argentina	12,988	7,897	(5,091)	(39.2)%
Peru	4,239	4,158	(81)	(1.9)%
Brazil	3,743	3,591	(152)	(4.1)%
Colombia	14,590	14,639	49	0.3%

Total	54,233	48,629	(5,604)	(10.3)%

     The table below presents, for the periods indicated, the breakdown of our revenues from operations and the percentage change from period to period.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	428,223	459,153	30,930	7.2%
Non-electricity subsidiaries (Chile)(1)	163,732	160,730	(3,003)	(1.8)%

Total operating revenues from Chile, except generation business	591,955	619,883	27,928	4.7%
Edusur (Argentina)	605,366	201,473	(403,892)	(66.7)%
Distrilima/Edelnor (Peru)	190,971	205,670	14,700	7.7%
Cerj (Brazil)	380,636	348,613	(32,023)	(8.4)%
Investluz/Coelce (Brazil)	250,000	230,002	(19,998)	(8.0)%
Luz de Bogotá/Codensa (Colombia)	330,171	334,820	4,649	1.4%

Total operating revenues, excluding Chile and generation business	1,757,143	1,320,578	(436,564)	(24.8)%
Endesa-Chile	1,055,732	947,480	(108,252)	(10.3)%
Sales of electricity (Chile)	389,943	408,740	18,797	4.8
Sales of electricity (Argentina)	230,017	99,137	(130,880)	(56.9)
Sales of electricity (Colombia)	222,513	227,539	5,026	2.3
Sales of electricity (Brazil)	66,986	51,917	(15,069)	(22.5)
Sales of electricity (Peru)	109,294	118,031	8,737	8.0
Other	36,979	42,116	5,137	13.9

Endesa-Chile’s total revenues	1,055,732	947,480	(108,252)	(10.3)

Less: intercompany transactions	(314,855)	(377,209)	(62,354)	19.8%

Total operating revenues	3,089,975	2,510,732	(579,243)	(18.7)%

(1)	Includes operating revenues of Compania Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. De Inv.

Distribution business revenues from operations

     Operating revenues of our Chilean distribution subsidiaries, Chilectra and Río Maipo, increased by Ch$30.9 billion, or 7.2%, to Ch$459.2 billion in 2002 from Ch$428.2 billion in 2001. This increase in revenues was primarily attributable to a 3.8% increase in energy sold to 9,952 GWh in 2002, combined with a 6.5% increase in the average energy tariffs charged to Chilean customers. The increase in physical energy sales, in turn, was attributable to a 3.7% increase in the number of customers, reaching 11.2 million as of December 31,2002. The 3.8% increase in energy sold in Chile contrasts well with a GDP growth rate of 2.1% in 2002, a slight decline from 3.1% in 2001. Operating revenues of our non electricity Chilean subsidiaries slightly decreased by 1.8% to Ch$160.7 billion in 2002 from Ch$163.7 billion in 2001.

     Operating revenues of our Argentine electricity distributor, Edesur, decreased by 66.7% to Ch$201.5 billion as of December 31, 2002, from Ch$605.4 billion as of December 31, 2001. This decrease is explained by a 63.4% decrease in our Argentine distribution tariff in Chilean peso terms, driven primarily by the devaluation of the Ar$, which started 2002 at Ar$1.70 per US$ and ended the same year at Ar$3.37 per US$. At the same time, tariffs were frozen in Ar$. Also, physical energy sales, decreased by 6.0% to 12,138 GWh in 2002 from 12,909 GWh in 2001. Excluding the effect of the transmission sales, the decrease in physical energy sales was 5.4%, attributable to a 5.1% decline in per capita consumption, and a decline of approximately 6,700 customers in southern Buenos Aires.

     Operating revenues of Distrilima, our Peruvian company that consolidates the electricity distribution company Edelnor, increased 7.7% to Ch$205.7 billion in 2002 from Ch$191.0 billion in 2001. This increase is primarily attributable to a 6.3% increase in average electricity distribution tariffs in Chilean peso terms and a 5.1% increase in physical energy sales, reaching 3,872 GWh. The increase in physical energy sales, in turn, is attributable primarily to a 0.5% increase in the number of customers to 871,430, or approximately, 4,000 more customers in 2002 than 2001, combined with a 4.6% increase in per capita consumption.

     Operating revenues of our Brazilian distribution company Cerj, decreased by 8.4% to Ch$348.6 billion in 2002 from Ch$380.6 billion in 2001. This decrease was attributable to a 13.7% decrease in average electricity distribution tariffs in Chilean peso terms, reflecting in part a devaluation of the Brazilian real, from 2.31 per U.S. dollar in January 2002 to 3.53 per U.S. dollar on December 31, 2002. Physical energy sales of Cerj increased by 6.0% in 2002 compared to 2001, reaching 7,146 GWh as of December 31, 2002. This increase is related to a 5.1% increase in the number of clients and a 0.9% increase in per capita consumption.

     Operating revenues of our other Brazilian distribution subsidiary Coelce, decreased by 8.0% to Ch$230.0 billion in 2002 from Ch$250.0 billion in 2001. This decrease is mainly due U.S. to an 8.8% decrease in average electricity distribution tariffs in Chilean peso terms, reflecting in part a devaluation of the Brazilian real against the U.S. dollar during 2002. Physical energy sales increased by 3.8%, reaching 5,558 GWh as of December 31, 2002, related to a 4.8% increase in the number of clients, reaching 2.0 million customers.

     Operating revenues of our Colombian distribution subsidiary, Codensa, increased by 1.4% to Ch$334.8 billion in 2002, from Ch$330.2 billion in 2001. This increase is attributable primarily to a 3.9% increase in physical energy sales, combined with an average increase in tariffs of 0.1% in Chilean peso terms. On an aggregate basis, the increase in physical energy sold was attributable to a 0.7% increase in per capita consumption combined with a 3.3% increase in the number of customers in 2002.

Generation business revenues from operations

Revenues from operations

     We derive a substantial portion of our consolidated revenues from the sale of electricity in Chile. However, revenues from sales from countries other than Chile accounted for 50.2% and 52.6% of our consolidated revenues in 2003 and 2002, respectively. Revenues from sales of electricity in Argentina accounted for 12.1% of our consolidated revenues in 2003 as compared to 10.5% in 2002. Revenues from sales of electricity in Colombia accounted for 22.6% in 2003 as compared to 24.0% in 2002 and revenues from sales of electricity in Brazil accounted for 3.3% in 2003 as compared to 5.5% in 2002. In addition, revenues from sales of electricity in Peru accounted for 12.1% in 2003 as compared to 12.5% in 2002. In each of 2003 and 2002, other income accounted for less than 5% of total consolidated revenues.

     The table below sets forth the breakdown of Endesa-Chile’s revenues from operations for 2002 and 2003, and the percentage change from year to year.

	2002	2003	Change	%Change
	(in millions of constant Ch$ as of December 31, 2003,
	except volume data)
Sales of electricity (Chile)	408,740	429,149	20,409	5.0
Sales of electricity (Argentina)	99,137	111,279	12,142	12.2
Sales of electricity (Colombia)	227,539	208,374	19,165	(8.4)
Sales of electricity (Brazil)	51,917	30,792	21,125	(40.7)
Sales of electricity (Peru)	118,031	110,912	7,119	(6.0)
Other	42,116	29,776	12,340	(29.3)

Total	947,480	920,282	27,198	(2.9)

	Year ended December 31,
	2002	2003	Change	%Change
	(GWh)	(GWh)
Energy Sales (Chile)	18,344	18,681	337	1.8
Energy Sales (Argentina)	7,897	9,259	1,362	17.2
Energy Sales (Colombia)	14,639	14,481	(158)	(1.1)
Energy Sales (Brazil)	3,591	3,770	179	5.0
Energy Sales (Peru)	4,158	4,443	285	6.9
Total	48,629	50,634	2,005	4.1

Operating costs

     The table below sets forth the breakdown of the operating costs as a percentage of our total costs of operations for the years ended December 2001 and 2002.

	Year ended December 31,
	2001	2002
	(as a percentage of
	operating costs)
Electricity purchases	47.08%	42.24%
Depreciation and amortization	20.55%	25.71%
Transmission rolls	5.52%	7.31%
Operating costs and maintenance	8.92%	9.34%
Salaries	5.47%	5.85%
Fuel purchases	4.57%	5.11%
Other expenses	7.88%	4.44%

	100%	100%

     The table below sets forth the breakdown of costs of operations for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(299,553)	(324,365)	(24,812)	8.3%
Non-electricity subsidiaries (Chile)(1)	(120,609)	(119,159)	1,450	(1.2)%

Total operating income Chile except generation business	(420,162)	(443,523)	(23,362)	5.6%
Edesur (Argentina)	(412,140)	(183,447)	228,692	(55.5)%
Distrilima/Edelnor (Peru)	(136,572)	(152,721)	(16,149)	11.8%
Cerj (Brazil)	(277,567)	(306,380)	(28,813)	10.4%
Investluz/Coelce (Brazil)	(160,036)	(164,953)	(4,918)	3.1%
Luz de Bogotá/Codensa (Colombia)	(272,607)	(280,417)	(7,810)	2.9%

Total operating come, excluding Chile and generation business	(1,258,922)	(1,087,919)	171,002	(13.6)%
Endesa-Chile	(669,233)	(561,141)	108,092	(16.2)%
Cost of operations (Chile)	258,913	285,264	26,351	10.2
Cost of operations (Argentina)	84,602	77,036	(7,566)	(8.9)
Cost of operations (Colombia)	145,284	119,894	(25,390)	(17.5)
Cost of operations (Brazil)	32,901	25,215	(7,686)	(23.4)
Cost of operations (Peru)	39,441	43,037	3,596	9.1

Endesa-Chile’s total operating costs	561,141	550,447	(10,694)	(1.9)

Less: intercompany transactions	302,753	345,234	42,482	14.0%

Total operating income	(2,045,565)	(1,747,351)	298,215	(14.6)%

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. De Inv.

Distribution business operating costs

     Operating costs from our subsidiaries Chilectra and Río Maipo, Chilean electricity distribution subsidiaries, increased by 8.3% to Ch$324.4 billion in 2002 from Ch$299.6 billion in 2001. This increase of Ch$24.8 billion is explained primarily by increased costs of energy and power purchased from generators. Purchases of energy by our Chilean electricity distribution subsidiaries increased by 9.7%, or 379 GWh, while the average cost of energy purchased increased by 6.5%. Physical energy losses for Chilectra increased marginally, from 5.4% in 2001 to 5.6% in 2002, while those for Río Maipo decreased from 6.4% in 2001 to 6.2% in 2002. The physical energy losses in Río Maipo and Chilectra have remained relatively constant due to energy-theft control programs. Finally, non-electricity related Chilean subsidiaries recorded operating costs of Ch$119.2 billion in 2002, a slightly decrease of Ch$1.5 billion from 2001.

     Operating costs for Edesur, our Argentine distribution company, decreased by 55.5% to Ch$183.4 billion in 2002, from Ch$412.1 billion in 2001, mainly due to a 65.2% decrease in the cost of energy purchased in Chilean peso terms due to frozen tariffs and the devaluation of the Argentine peso, as well as a 4.2% decrease in physical energy purchases to satisfy the lower demand for electricity in southern Buenos Aires. The Argentine peso devalued from 1.70 to 3.37 per U.S. dollar, during 2002. The decrease in cost is partially offset by the increase in physical energy losses from 9.9% in 2001 to 11.6% in 2002. Lower demand and increased theft are explained by the prolonged economic downturn and increase in unemployment in Argentina.

     Operating costs for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, increased by 11.8% to Ch$152.7 billion in 2002 from Ch$136.6 billion in 2001. Energy purchases increased by 4.6%, compared to 2001 and the cost of energy purchased increased by 7.6% in Chilean peso terms, in 2002 compared to 2001, partially offset by lower physical energy losses of 8.5% in 2002 compared to 8.9% in 2001.

     Operating costs for Cerj, one of our Brazilian distribution subsidiaries that operates in the area of Río de Janeiro, increased by 10.4% to Ch$306.4 billion in 2002, from Ch$277.6 billion in 2001. The two main reasons for the increased costs were that energy purchases for Cerj increased by 201 GWh, or 2.3%, from 8,713 GWh in 2001 to 8,914 GWh in 2002, and the average cost of electricity purchased increased by 3.0% in Chilean peso terms. In addition, the Brazilian real devalued from 2.31 to 3.53 per U.S. dollar during 2002. Energy losses at Cerj were slightly reduced from 22.7% in 2001 to 22.6% in 2002. The concession area for Cerj includes the favelas, which are very low income housing where energy theft is high during economic downturns.

     Operating costs of our other Brazilian distribution subsidiary, Coelce, operating in the northeast State of Ceará, increased by 3.1% to Ch$165.0 billion in 2002, from Ch$160.0 billion in 2001. In the case of Coelce, the operating costs increased less than in the case of Cerj, because despite the increase in energy purchases by 234 GWh, or 3.8%, from 6,159 GWh in 2001 to 6,393 GWh in 2002, the average cost of electricity purchased decreased by 5.4%. Energy losses at Coelce were slightly reduced from 13.0% in 2001 to 12.9% in 2002.

     Operating costs associated with our Colombian electricity distribution company, Codensa, increased by Ch$7.8 billion, or 2.9%, to Ch$280.4 billion in 2002 from Ch$272.6 billion in 2001. Although the average cost of electricity purchased in Colombia decreased by 3.2% in Chilean peso terms between 2001 and 2002, this was offset by a 2.4% increase in energy purchased. Despite that increase, energy sold by our Colombian companies increased by 3.9%, which is more than the 2.4% increase in energy purchases, the difference between energy purchased and energy sold is mainly explained by the successful reduction in physical energy losses, which were reduced from 11.8% in 2001 to 10.3% in 2002.

     As a result of the foregoing, our cost of operations, except for those attributable to our generation segment, decreased by 8.8% to Ch$1,531.4 billion in 2002, from Ch$1,679.1 billion in 2001.

Generation business operating costs

     Cost of operations decreased to Ch$561.1 billion in 2002, 16.2% less compared to Ch$669.2 billion in 2001. The main drivers of this cost reduction were savings in our operations in Argentina, Chile and Brazil, partially offset by higher operating expenses in Colombia, and Peru.

     Cost of operations in Chile decreased by 5.0% to Ch$258.9 billion in 2002 from Ch$272.5 billion in 2001. This decline is explained by the exceptional hydrology of the period, which allowed us to deliver energy pursuant to our contracts by principally using our hydroelectric plants.

     Cost of operations in Argentina decreased by 53.1% to Ch$84.6 billion in 2002 from Ch$180.4 billion in 2001. The lower energy demand and the operation of our plants resulted in lower purchased power needs from the Argentine pool market. El Chocón reduced its purchased power by 63% and its power purchase cost by more than 82%. In the case of Costanera, physical purchases fell by more than 75%, contributing to a decrease of purchased power cost of 77%. In addition, the decrease in generation in our Argentine plants decreased other operational expenses. With respect to Costanera, the devaluation and conversion of contracts to local currency reduced the fuel costs of the plant by Ch$36.1 billion, 68% compared to 2001. As a hydroelectric plant, El Chocón does not have fuel costs, but nevertheless reduced its tolls and transportation costs by almost Ch$3.2 billion because of lower sales volumes.

     Cost of operations in Brazil decreased by 12.9% to Ch$32.9 billion in 2002 from Ch$37.8 billion in 2001. Cachoeira Dourada in Brazil benefited from the lower spot prices produced by the end of shortages and rationing in the beginning of 2002, reducing its power purchase costs by 55%, and thereby decreasing its operating expenses by 9% compared to last year.

     Cost of operations in Colombia increased by 1.5% to Ch$145.3 billion from Ch$143.2 billion. This increase was mainly due to higher toll expenses.

     Cost of operations in Peru increased by 11.4% to Ch$39.4 billion in 2002 from Ch$35.4 billion in 2001. The increase in Edegel’s cost of operations was mostly the result of the amortization of maintenance cost associated to Central Chimay.

Selling and administrative expenses

     The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses.

	Year ended December 31,
	2002	2003
	(as a percentage of
	operating costs)
Salaries	40.17%	41.79%
General administrative expenses	36.34%	40.14%
Depreciation and amortization	6.71%	8.98%
Uncollectible accounts	15.33%	8.42%
Materials and office supplies	1.44%	0.67%

	100%	100%

     The table below sets forth the breakdown of administrative and selling expenses for 2001 and 2002 and the percentage change from year to year.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Electricity distribution subsidiaries (Chile)	(36,035)	(36,221)	(186)	0.5%
Non-electricity subsidiaries (Chile)(1)	(37,5040)	(37,883)	(380)	1.0%

Total selling and administrative expenses, Chile except generation business	(73,539)	(74,104)	(566)	0.8%
Edesur (Argentina)	(74,199)	(30,891)	43,308	(58.4)%
Distrilima/Edelnor (Peru)	(19,412)	(19,729)	(317)	1.6%
Cerj (Brazil)	(32,355)	(21,624)	10,731	(33.2)%
Investluz/Coelce (Brazil)	(45,815)	(40,816)	4,998	(10.9)%
Luz de Bogotá/Codensa (Colombia)	(28,684)	(32,821)	(4,137)	14.4%

Total selling and administrative expenses, excluding Chile and generation business	(200,465)	(145,881)	54,583	(27.2)%
Endesa-Chile	(35,044)	(36,652)	(1,608)	4.6%
Less: intercompany transactions	26,728	31,227	4,500	16.8%

Total operating income	(282,320)	(225,410)	56,910	(20.2)%

(1)	Includes operating costs of Compañía Americana de Multiservicios Ltda., Synapsis Soluciones y Servicios IT Ltda., Inmobiliaria Manso de Velasco Limitada and Holding Enersis y Soc. De Inv.

     Selling and administrative expenses of our Chilean electricity distribution subsidiaries, Chilectra and Río Maipo increased by 0.5%, from Ch$36.0 billion as of December 31, 2001 to Ch$36.2 billion as of the same date in 2002. Selling and administrative expenses of our Chilean non-electricity subsidiaries also increased Ch$0.4 billion, or 1.0%, from Ch$37.5 billion in 2001 to Ch$37.9 billion in 2002. As a percentage of Chilean revenues in the electricity related distribution subsidiaries, administrative and selling expenses decreased from 8.4% in 2001 to 7.9% in 2002.

     Our foreign distribution companies recorded lower expenses principally as a result of the devaluation of the Argentine peso and to a lesser extent, the devaluation of the Brazilian real, both against the U.S. dollar.

     Argentine selling and administrative expenses decreased by 58.4%, or Ch$43.3 billion, from Ch$74.2 billion in 2001 to Ch$30.9 billion in 2002. As a percentage of operating revenues, Edesur’s expenses increased from 12.3% in 2001 to 15.3% in 2002.

     Peruvian selling and administrative expenses increased by 1.6% to Ch$19.7 billion in 2002 from Ch$19.4 billion in 2001 despite the recovery of uncollectible accounts. As a percentage of operating revenues, Edelnor’s expenses decreased from 10.2% in 2001 to 9.6% in 2002.

     Selling and administrative expenses of Cerj, one of our Brazilian distribution companies, decreased by 33.2% from Ch$32.4 billion in 2001 to Ch$21.6 billion in 2002. As a percent of operating revenues associated with Cerj, such selling and administrative expenses decreased from 8.5% in 2001 to 6.2% in 2002.

     Selling and administrative expenses of Coelce, our other Brazilian distribution company, decreased by 10.9% from Ch$45.8 billion in 2001 to Ch$40.8 billion in 2002. As a percent of operating revenues associated with Coelce, such selling and administrative expenses decreased from 18.3% in 2001 to 17.7% in 2002.

     Selling and administrative expenses associated with our Colombian distribution company increased by 14.4% from Ch$28.7 billion in 2001 to Ch$32.8 billion in 2002. As a percentage of our Colombian revenues, the ratio deteriorated from 8.7% in 2001 to 9.8% in 2002.

     Finally, selling and administrative expenses at Endesa-Chile and its subsidiaries increased by Ch$1.6 billion, or 4.6%, from Ch$35.0 billion in 2001 to Ch$36.7 billion in 2002, mainly due to the effect of a provision made during 2002 related to severance liabilities in Colombia, partially compensated by the decerase in adminstrative and selling expenses in Argentina.

Non operating income (expense)

     The table below sets forth non-operating income (expense) for the year ended December 31, 2001 and 2002, and the percentage change from period to period.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Net interest expense	(400,170)	(357,795)	42,376	(10.6)%
Net income from related companies	(10,806)	8,347	19,153	(177.2)%
Net other non-operating income (expense)	10,872	67,616	56,745	522.0%
Net monetary exposure	(28,652)	(11,256)	17,395	(60.7)%
Goodwill amortization	(81,382)	(511,408)	(430,026)	528.4%

Non-operating expense	(510,138)	(804,496)	(294,357)	57.7%

     Non-operating expense increased by 57.7%, or Ch$294.4 billion, to Ch$804.5 billion in 2002, compared to Ch$510.1 billion in 2001. This is mainly explained by the accounting adjustments made by the Company, to more properly reflect the value of its investments. These adjustments were in accordance to Chilean Generally Accepted Accounting Principles. These adjustments correspond to the acceleration of net balance of negative and positive goodwill of investments in distribution and generation located in Argentina and Brazil, and due to the socioeconomic instability experienced in that countries.

     We believe, it is important to highlight that these adjustments were due to the application of accounting principles and did not represent cash flow reduction. Therefore, these adjustments did not negatively affect the liquidity of Enersis.

     Net interest expense decreased by Ch$42.4 billion, or 10.6%, from a loss of Ch$400.2 billion in 2001 to a loss of Ch$357.8 billion in 2002. This variation is the result of lower market interest rates.

     Net income from related companies registered a profit of Ch$8.3 billion in 2002, a positive variation of Ch$19.2 billion, or 177.2%, when compared to the net loss of Ch$10.8 billion in 2001. This was principally due to the better result of Ch$13.2 billion of CIEN due to the second 1,000 MW transmission line going into operation, and the effects of the exchange rates in the results for both periods of the Endesa-Chile’s related companies.

     Net other non-operating income increased by Ch$56.7 billion, reaching a total amount of Ch$67.6 billion in 2002. This increase is mainly due to:

•	An increase of Ch$158.4 billion derived from the adjustments on converting local currencies to Chilean pesos pursuant to Technical Bulletin No. 64, particularly with respect to subsidiaries in Brazil and Argentina. This was principally due to the devaluation of both the Brazilian real and the Argentine peso against the U.S. dollar, and the monetary assets and liabilities structure of each company.

•	Lower losses of Ch$10.7 billion from forward contracts, which recovered from a loss of Ch$5.8 billion as of December 31, 2001 to a profit of Ch$4.9 billion in 2002.

•	Higher dividends received from related companies of Ch$5.4 billion.

     This was partially offset by:

•	Provisions made during 2002 of Ch$63.5 billion (Ch$42.7 billion net of minority interest), for real estate projects in progress.

•	Lower profits during 2002 of Ch$24.4 billion, due to the repurchase of Yankee Bonds made by Enersis and Endesa-Chile on November 2001 which did not occur again in 2002.

•	An increase of Ch$13.3 billion in provisions for contingencies and lawsuits.

•	Net losses of Ch$7.6 billion resulting from the power compensation payments at the SIC-SING system.

•	Tax adjustments of the sales in a Brazilian subsidiary during the year 2001 of Ch$6.8 billion

•	Adjustment to the market value of the Sovereign Bond of the Argentinean Government held by Edesur by Ch$5.2 billion.

     As for net monetary exposure, we had lower losses of Ch$17.4 billion. This was caused principally by the effects of the nominal devaluation of 9.8% of the Chilean peso against the U.S. dollar in 2002, compared to a devaluation of 14.4% in 2001. These effects were compensated to a large extent by forward contracts held by the Company.

     Goodwill amortization for the year 2002, amounted to Ch$511.4 billion, an increase of Ch$430.0 billion respect to Ch$81.4 billion as of December 2001. The increase in the amortization is related to the acceleration of amortization of the net balance of negative and positive goodwill of investments in distribution and generation located in Argentina and Brazil by Ch$428.9 billion (Ch$276.5 billion net of minority). The final effect is a loss of Ch$365.8 billion (Ch$238.8 billion net of minority interest).

Net income

     The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Operating income	762,089	537,971	(224,119)	(29.4)%
Non-operating income	(510,138)	(804,496)	(294,357)	57.7%

Net income before taxes, minority interest and negative goodwill amortization	251,952	(266,525)	(518,476)	(205.8)%

	Year ended December 31,
	2001	2002	Change	% Change
	(in millions of Ch$)
Income taxes	(131,149)	(66,677)	64,471	(49.2)%
Minority taxes	(126,405)	16,445	142,850	(113.0)%
Amortization of negative goodwill	48,177	113,370	65,193	135.3%
Extraordinary items	0	(22,599)	(22,600)	n.a.

Net income	42,576	(225,986)	(268,561)	(630.8)%

     Net income as of December 31, 2002 decreased by Ch$268.6 billion, reaching a loss of Ch$226.0 billion compared to a gain of Ch$42.6 billion as the same date of the previous year.

     Income taxes during 2002 show a reduction of Ch$64.5 billion, or 49.2%, amounting Ch$66.7 billion, respect to Ch$131.1 billion in the year 2001. This was mainly explained by lower income tax of Ch$51.7 billion due to lower income from our Argentine subsidiaries due to the economic crisis, which resulted in the devaluation of the Argentine peso against the U.S. dollar, and lower expenses for deferred taxes for Ch$12.8 billion.

     Negative goodwill was Ch$113.4 billion in 2002, compared to Ch$18.2 billion for 2001. This increase resulted primarily from the impairment of the Company’s investments in Brazil and Argentina during 2002. See note 13 to our audited consolidated financial statements and “—Critical Accounting Policies—Technical Bulletin No. 64.”

     Extraordinary items show a loss of Ch$22.6 billion due to a new tax imposed by the Colombian government relating to anti-terrorist taxes and imposed upon all companies established in that country. This was a one-time tax, and was completely paid during 2002.

B. Liquidity and capital resources

     We are a holding company with no significant assets other than the stock of our subsidiaries. For the twelve month period ended December 31, 2002, our principal sources of liquidity, expressed in U.S. dollars at the year end exchange rate, were:

•	US$148.8 million in intercompany debt principal and interest payments from Chilectra, Río Maipo and Chilean wholly owned subsidiaries;

•	US$43.5 million and US$0.7 million from capital reductions in Codensa and Investluz, respectively;

•	US$42.7 million in new debt (excluding proceeds used to refinance debt);

•	US$26.2 million and US$6.6 million in intercompany debt amortizations and interest payments from Cerj and Coelce, respectively;

•	US$8.1 million, US$2.5 million and US$2.0 million in dividends from Edelnor, Investluz and Codensa, respectively;

•	US$8.8 million from interest income;

•	US$8.4 million in dividends received from Endesa-Chile; and

•	US$1.5 million in management fees.

     The aggregate inflows of cash from these sources amounted to approximately US$299.7 million in 2002.

     For the same twelve month period ended December 31, 2002, we applied a total of US$277.5 million in cash, on the following items:

•	US$224.9 million primarily to pay interest expenses and derivative contract payments;

•	US$42.8 million to grant an inter company loan to Endesa-Chile; and

•	US$9.8 million for other uses.

     Net cash generation during 2002 was approximately US$22.2 million.

     For the twelve month period ended December 31, 2003, our principal sources of liquidity, expressed in U.S. dollars at the year end exchange rate, were:

•	US$800.8 million in cash from our capital increase;

•	US$174.2 million in cash from the sale of Río Maipo;

•	US$146.6 million in intercompany debt amortizations and intercompany interest payments from Chilectra, Río Maipo and wholly owned subsidiaries;

•	US$19.9 million and US$8.7 million in dividends from Codensa and Edelnor, respectively;

•	US$21.6 million in principal payments from an intercompany loan to Endesa-Chile;

•	US$19.4 million from new debt (excluding proceeds used to refinance debt);

•	US$9.5 million from a capital reduction in Edelnor;

•	US$6.5 million and US$0.1 million in intercompany interest payments from Colece and Cerj, respectively;

•	US$5.7 million in interest income; and

•	US$1.9 million in management fees.

     The aggregate inflows of cash from these sources amounted to approximately US$1,210 million in 2003.

     For the same twelve month period ended December 31, 2003, we applied a total of US$1,116 million in cash, on the following items:

•	US$898.2 million to pay outstanding indebtedness (US$737.5 million for the remaining outstanding portion of a syndicated credit facility entered into in May 2003, US$149.1 million to pay for almost all the bondholders who exercised their put option on our 6.6% Notes due 2026 on December 1, 2003, and US$11.5 million to pay local bond amortizations);

•	US$211.6 million primarily to pay interest expenses and derivative contract payments; and

•	US$6.6 million for other uses.

     Net cash generation during 2003 was approximately US$93.6 million.

     For a description of liquidity risks resulting from our holding company status, please see “Risk Factors—Risks Relating to Our Operations—We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this annual report.

     We coordinate the overall financing strategy of our majority owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We also coordinate acquisition financing in respect of distribution operations with Chilectra. We coordinate all generation and transmission acquisition financing with Endesa-Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company—B. Business overview—Business Strategy—Capital Investment Program” and our contractual obligations table set forth below

     We have accessed the international equity capital markets, with three SEC registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis and once in 1994 for Endesa-Chile. We have also frequently issued bonds in the international capital markets, or Yankee Bonds, for both Enersis and Endesa-Chile, as well as for Pehuenche, a subsidiary of Endesa-Chile. Enersis issued US$800 million in Yankee Bonds in November 1996, and US$350 million in November 2003. Endesa-Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which US$2,200 million are currently outstanding. In June 2000, both Enersis and Endesa-Chile established Euro medium-term note programs, or EMTN Programs, for an aggregate amount of €1 billion each. Endesa-Chile issued €400 million in 3 year floating rate notes in July 2000 under its EMTN Program.

     The following table lists the Yankee Bonds of Enersis and consolidated subsidiaries outstanding at March 31, 2004. The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount US$3.2 billion is outstanding as of the date of this report, is approximately 7.8%.

			Aggregate Principal
Issuer	Maturity	Coupon	Amount Issued
		(as a percentage)	(in U.S. millions)
Endesa-Chile Overseas Co.	April 1, 2006	7.200	150
Endesa-Chile	July 15, 2008	7.750	400
Endesa-Chile	April 1, 2009	8.500	400
Endesa-Chile	August 1, 2013	8.350	400
Endesa-Chile	August 1, 2015	8.625	200
Endesa-Chile	February 1, 2027	7.875	230
Endesa-Chile(1)	February 1, 2037	7.325	220
Endesa-Chile	February 1, 2097	8.125	200
Enersis	December 1, 2006	6.900	300
Enersis	January 15, 2014	7.375	350
Enersis	December 1, 2016	7.400	350
Enersis (2)	December 1, 2026	6.600	150

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa-Chile on February 1, 2009.

(2)	Holders of these Yankee Bonds exercised a put option against Enersis on December 1, 2003 for an aggregate principal amount of US$149.1 million.

     Both Enersis and Endesa-Chile, as well as our subsidiaries in the five countries in which we operate, also have access to local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. In 2001, Endesa-Chile issued UF7.5 million (approximately US$180 million at the time of issuance) in 5-year and 21-year local bonds, in each case with an interest rate of 6.2% per annum. Enersis issued UF6.5 million (approximately US$169 million at the time of issuance) in 8-year and 21-year local bonds, each with interest rates of 5.5% and 5.75% per annum, respectively. On October 24, 2003, Endesa-Chile issued UF4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and another UF4 million in 25-year UF denominated bonds with an interest rate of 6.20% per annum, for an aggregate principal amount of UF8 million (Ch$135.8 billion or US$214 million at the time of issuance). For a full description of the local bonds issued by Enersis and Endesa-Chile, see “Item 18. Audited Consolidated Financial Statements as of December 31, 2003—Note 19—Bonds Payable”.

     Our companies are also frequent borrowers in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. In 1999, we entered into US$3.5 billion in 2-year bilateral loans with a group of relationship banks. The loans were extended for two additional years, and were scheduled to mature in 2003, but were paid with the proceeds of syndicated credit facilities that we entered into in May 2003. We have also entered into several syndicated loans over the last few years, including, among others, an aggregate of US$400 million 3-year bullet syndicated facility for Enersis in late March 2001 and two 3-year bullet US$500 million syndicated facilities, one for Enersis and one for Endesa-Chile, in July 2001. These loans were also paid before their stated maturity with the proceeds of syndicated credit facilities that we entered into in May 2003.

     On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003.

     ENDESA, S.A. (“Endesa-Spain”), through Elesur S.A., a wholly-owned subsidiary and our direct parent company as of the date of the capital increase (“Elesur”), exercised a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the extinguishment of a Ch$1.0 trillion (approximately US$1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur (the “Loan”). As required by Chilean law, an independent appraiser valued the Loan exclusively for purposes of the capital increase at 86.84% of its par value. Endesa-Spain, acting through Elesur, subscribed for 59.09% of the new shares at a value of approximately Ch$ 870.5 billion, the appraised value of the Loan.

     Endesa-Spain and its wholly-owned subsidiaries did not exercise all their pre-emptive options during the first pre-emptive rights period in order to make shares available for a possible exchange offer to local bondholders and voluntarily excluded themselves from the second pre-emptive rights period in order to permit minority shareholders to participate with higher pro rata shares in that period.

     Minority shareholders subscribed 31.61% of the shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately Ch$465.6 billion. During the second pre-emptive rights period, minority shareholders subscribed an additional 5.55% for a total cash subscription of approximately Ch$81.8 billion. Additionally, 3.66% of the new shares were subscribed as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase. As a result, the total amount of local bonds exchanged was equivalent to approximately Ch$54 billion.

     In summary, the total number of shares subscribed was 24,360,123,331 for an aggregate capital increase of US$2,106 million. Of this amount, 59.1% were subscribed by Endesa-Spain, acting through Elesur, and 40.9% were subscribed by minority shareholders. As a result of the foregoing, since December 20,2003, Endesa-Spain’s ownership interest in Enersis has been 60.6% decreasing from 65.0% prior to the capital increase.

     Our capital increase during 2003 resulted in an increase of our outstanding shares from 8,291,020,100 to 32,651,166,465. The increase in the number of outstanding shares resulted in a dilution of 75% of the holdings that did not participate in the subscription of new shares. The capital increase allowed us to significantly reduce our indebtedness as a result of the extinguishment of the Ch$1.0 trillion intercompany loan from Elesur and the application of cash proceeds from the capital increase to repay US$741 million of indebtedness.

     Finally, as of December 31, 2003, Endesa Spain’s ownership interest in Enersis is 60.6%, diluted from the 65.0% level on December 31, 2002.

     On May 15, 2003, Enersis entered into credit facilities for an aggregate amount of approximately US$1,588 million and Endesa-Chile entered into a credit facility for US$743 million. These facilities refinanced most of Enersis’ and Endesa-Chile’s indebtedness under outstanding syndicated and bilateral credit agreements, which otherwise would have matured in 2003 and 2004. The total outstanding amounts under both these credit facilities have been prepaid in full as described below.

     On November 14, 2003, we entered into an agreement with a syndicate of banks to provide a new US$800 million senior unsecured term loan facility through our Cayman Islands branch (the “Enersis November 2003 Facility”), consisting of a US$500 million tranche and a US$300 million tranche. The US$500 million tranche was drawn on November 19, 2003. The period for drawing the US$300 million tranche expired on the closing date upon the issuance of 7.375% notes due 2014 in the aggregate principal amount of US$350 million. The proceeds of the Enersis November 2003 Facility and the proceeds from the issuance and sale of the 7.375% notes, together with cash from other sources, were used to repay all amounts outstanding under the US$1,588 million credit facilities dated May 15, 2003.

     On April 14, 2004, we made a voluntary repayment under the Enersis November 2003 Facility of US$150 million, reducing the outstanding amount of the loans to US$350 million. On the same date, we amended and restated the Enersis November 2003 Facility (the “Amended Enersis Facility”). The Amended Facility ranks pari passu with all other unsecured and unsubordinated debt of Enersis. No principal repayments are required under the Amended Enersis Facility during the 30-month period beginning on November 19, 2003. During this period we will pay only interest in respect of the unpaid principal amount of all loans under the Amended Enersis Facility, subject to mandatory prepayments of all amounts owed to any lender, at the option of such lender, in the event of a change of control or Enersis ceasing to be a public company. Beginning 30 months after November 19, 2003, and on each six-month anniversary thereafter, we are required to repay the loans in an aggregate principal amount equal to one-sixth of the aggregate principal amount of loans outstanding on April 14, 2004, subject to adjustment for voluntary prepayments. The Amended Enersis Facility matures five years from November 19, 2003. The margin over LIBOR at which interest accrues under the Amended Enersis Facility is determined by reference to our foreign currency issuer credit rating by S&P. Such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Amended Enersis Facility is LIBOR plus 115 basis points.

     The Amended Enersis Facility requires us to be in compliance on the last day of any fiscal quarter with specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 8.75:1 in the first quarter of 2004 to 6.00:1 in 2008), indebtedness to EBITDA (as defined in the credit agreement, which may differ from the manner in which EBITDA may be commonly calculated) (ranging from 5.00:1 in 2004 to 3.00:1 in 2008), debt to equity (ranging from 80% in 2004 to 60% in the fourth quarter of 2008) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.25:1 in the first quarter of 2004 to 2.30:1 in the fourth quarter of 2008).

     On February 4, 2004, Endesa-Chile entered into an agreement with a syndicate of banks to provide a new US$250 million senior unsecured term loan facility through Endesa-Chile’s Cayman Islands branch (the “Endesa-Chile Facility”). Endesa-Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the proceeds of the issuance of US$600 million Yankee Bonds on July 18, 2003 to repay all amounts outstanding under another Endesa-Chile credit facility dated May 15, 2003 for US$743 million. The Endesa-Chile Facility ranks pari passu with all other unsubordinated debt of Endesa-Chile. No principal repayments are required under the Endesa-Chile facility until it matures 42 months from its original closing date, February 9, 2004; prior to maturity Endesa-Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa-Chile Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender, in the event of a change of control or Endesa-Chile ceasing to be a public company. The margin over LIBOR at which interest accrues under the Endesa-Chile Facility is determined by reference to the S&P rating of Endesa-Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Endesa-Chile Facility is LIBOR plus 115 basis points.

     The Enersis and Endesa-Chile Yankee Bonds contain covenants that place restrictions on the extent to which Enersis and Endesa-Chile and certain of their subsidiaries (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

     As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ financial indebtedness is subject to cross default provisions. The Amended Enersis Facility, the Endesa-Chile Facility and the Yankee Bonds represent the Company’s most material indebtedness, and contain the most material cross default provisions. Other outstanding indebtedness is for less significant amounts, and their cross default provisions, if any, have higher thresholds.

     Payment defaults in relation to any individual indebtedness of Endesa-Chile, or some of its more relevant subsidiaries, subject to expiration of applicable grace periods (if any) and a materiality threshold of US$30 million outstanding (on an individual basis) could give rise to a cross default under the Endesa-Chile Facility. Endesa-Chile’s relevant subsidiaries which have indebtedness in excess of US$30 million as of March 31, 2004 are Celta, Pehuenche, Endesa Internacional and Betania.

     Likewise, payment defaults in relation to any individual indebtedness of Enersis, or some of its relevant subsidiaries, including Endesa-Chile, subject to expiration of applicable grace periods (if any) and a materiality threshold of US$30 million (on an individual basis) could give rise to a cross default under the Amended Enersis

Facility. Enersis’s relevant subsidiaries which have indebtedness in excess of US$30 million as of March 31, 2004 are Endesa-Chile, Betania and Cerj.

     If Enersis or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of US$30 million, an event of default would be triggered under the Enersis’ Yankee Bonds. Enersis’ subsidiaries, which include certain subsidiaries of Endesa-Chile, and have indebtedness in excess of US$30 million as of March 31, 2004 are Endesa-Chile, Betania, Cerj, Coelce, Celta, Pehuenche, Endesa Internacional, San Isidro, Costanera and Emgesa.

     In addition, if Endesa Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of US$30 million, an event of default would be triggered under the Endesa-Chile Yankee Bonds. Endesa Chile’s subsidiaries which have indebtedness in excess of US$30 million as of March 31, 2004 are Betania, Celta, Pehuenche, Endesa Internacional, San Isidro, Costanera and Emgesa. Any event of default arising out of Endesa Chile’s or Enersis’ Yankee Bonds would trigger a cross default under most of the existing bank credit agreements.

     In addition to the payment cross default provisions described in the previous paragraphs, certain Enersis and Endesa-Chile’s indebtedness is subject to (A) cross acceleration provisions, again subject to a materiality threshold of US$30 million (US$50 million in certain cases) on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

     At the time of this filing, we are in compliance with our material covenants contained in our debt instruments. There is one delayed payment of an immaterial amount in Costanera (totaling US$ 3.6 million of bank debt). We are in advanced discussions with the lender under this facility and expect that we will soon reach an agreement for its partial payment and rescheduling.

     As of December 31, 2003, our consolidated debt due in the short term amounted to US$892.2 million, of which approximately US$345 million was paid as of March 31, 2004, resulting in a balance of approximately US$548 million for the remainder of 2004. We are in the process of refinancing this balance:

•	Endesa-Chile intends to roll over US$290 million in short term debt;

•	Codensa will refinance approximately US$113 million with long term bonds issued in the local market;

•	Coelce is currently negotiating a US$50 million new facility which it intends to use to prepay existing short term debt;

•	Cerj is in the process of refinancing US$31 million in bank debt and US$21 million in loans from government agencies, through the issuance and sale of up to US$90 million in long-term debentures;

•	Edelnor will seek to refinance US$27 million in short term debt with long term bank debt or by issuing local bonds; and

•	other non-distribution Chilean subsidiaries have approximately US$61 million in bank debt which we intend to refinance with new bank debt with maturities of at least 3 years.

     We will probably need to access external credit in order to refinance Enersis’ and Endesa-Chile’s stand-alone indebtedness, mostly in the form of local and Yankee Bond issuances, starting in 2006. We expect that we will continue to have access to sufficient sources of liquidity, principally local and international bond markets and bank loans.

     In addition to available cash, as of this filing, Enersis currently has the ability to draw up to approximately US$99.7 million from unused lines of credit granted by Chilean banks, and Endesa-Chile has the ability to draw up to approximately another US$102.2 million from similar sources. Our levels of consolidated indebtedness decreased by 29%, from US$8.98 billion as of December 31, 2002, to US$6.4 billion as of December 31, 2003. The Company does not currently anticipate liquidity short falls affecting its ability to meet the obligations outlined in the table above. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined in the table above with intentionally generated cash, and fund capital expenditures with a mixture of intentionally generated cash and borrowings.

     In our most recent fixed rate financing, Yankee Bonds issued by Enersis on November 14, 2003, we are paying an annual coupon of 7.375% plus an Additional Interest of 0.5% per annum until such moment as we are able to complete an exchange of these notes for SEC registered new notes.

Reconciliation of non-GAAP measures to Chilean GAAP

     The table below excludes the effect of the deconsolidation of Río Maipo and Infraestructura 2000, as well as the effect of the appreciation of the Chilean peso against the U.S. dollar in our operating income for the periods indicated.

	2002	2003
	(in millions CH$)
Operating Income	537,971	531,099
Río Maipo	(10,582)	—
Infraestructura	(8,288)	—
Effect of Ch$ appreciation	(46,488)	—

Operating income excluding above	472,613	531,099

     The table below excludes the effect of fees associated with the prepayment of bank loans on our net interest expense for the period indicated.

	2002	2003
	(in millions CH$)
Net interest expense	(363,195)	(353,198)
Prepayment fees	0	39,095

Net interest expense excluding above	(363,195)	(314,103)

C. Research and development, patents and licenses, etc.

     None

D. Trend Information

     In general, trends cannot be easily established for the energy business in the five countries in which we operate. However, we have identified the following themes: There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and the introduction, or proposed introduction, of trading companies that will market energy to final clients. This would give us access to a wider universe of customers, allowing us to compete to serve higher margin clients. There is also a general tendency toward the interconnection of electricity systems, including systems that cross international borders, such as our CIEN project between Argentina and Brazil, increasing competition in the markets served by interconnection projects and at the same time opening new markets for our current installed capacity.

     Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information—Risk Factors relating to Argentina.”

E. Off balance sheet arrangements

     Enersis is not a party to any off balance sheet transactions.

F. Tabular disclosure of contractual obligations

     The table below sets forth the Company’s cash payment obligations as of December 31, 2003.

	Jan 2004	Jan 2005	Jan 2006	Jan 2007	After
As of December 31, 2003:	Dec 2004	Dec 2005	Dec 2006	Dec 2007	2007	Total(1)
	(in U.S. millions)
Contractual Obligations(1)
Leases(2)	—	—	—	—	—	—
Purchase Obligations(3)	926	937	911	925	4,262	7,961
Bank Debt	757	73	233	390	362	1,815
Yankee bonds	—	—	450	—	2,751	3,201
Chilean bonds	34	53	294	145	452	978
Interest on Indebtedness	495	420	368	311	2,840	4,432
Other long term liabilities	102	144	87	104	260	697

Total (4)	2,446	1,733	2,455	2,051	12,060	20,745

(1)	In addition to the contractual obligation set forth above, we expect to make capital expenditures of US$273 million in 2004, US$285 million in 2005 and US$275 million in 2006.

(2)	We do not have any material operating or capital lease obligations.

(3)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.

(4)	Our table of contractual cash obligations does not include planned funding of pension and other postretirement benefit obligations. For a comprehensive discussion of our employee benefit obligations, including the assets held in our plans, our estimated obligations, and the assumptions behind those estimates, please see “Critical Accounting Policies” in this Item 5 and our consolidated financial statements in Item 18, particularly Note 37. We will continually assess, based on the amounts that are presented in these areas of our Form 20-F, whether there is additional material information that should be presented in this table to provide an understanding of our cash requirements.

G. Safe Harbor

     None

Item 6. Directors, Senior Management and Employees

A. Directors and senior management.

     We are managed by our board of directors, which consists of seven members who are elected for a term of three years at the General Stockholders’ meeting. If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of stockholders, at which time the entire board of directors will be elected. On July 26, 2002, Mr. Alfredo Llorente resigned from the board of directors and returned to Spain, having completed his international assignment from Endesa-Spain. On the same date, Mr. Luis Rivera resigned from the board to assume a position as chairman of Endesa-Chile. The board elected Mr. Pablo Yrarrázaval as the new chairman to replace Mr. Llorente, and Mr. José Luis Palomo to replace Mr. Rivera. At the annual Stockholders’ meeting on March 31, 2002, our stockholders approved these appointments and also ratified the election of Mr. Alfonso Arias, who replaced Mr. José María Fesser as a director. Our officers are appointed by the board of directors and hold office at the discretion of the board. Set forth below are the members of our board of directors as of December 31, 2003 (except for Mr. Alfonso Arias who has been director since March 2003).

Directors

			Current Position
	Age	Position	Held Since
Pablo Yrarrázaval (1)	51	Chairman	2002
Rafael Miranda	54	Vice Chairman	1999
Alfonso Arias	51	Director	2003
José Luis Palomo	49	Director	2002
Ernesto Silva (1)	55	Director	1997
Hernán Somerville (1)	62	Director	1999
Eugenio Tironi	51	Director	2000

(1)	Member of the Comité de Directores

     Set forth below are brief biographical descriptions of our directors, as of December 31, 2003, four of whom reside in Chile and three of whom reside in Spain.

     Pablo Yrarrázaval. Mr. Yrarrázaval became Chairman of the board of directors in July 2002. Mr. Yrarrázaval is a partner in the firm Corredora de Bolsa Yrarrázaval y Compañía, Limitada, Vice Chairman of Depósito Central de Valores S.A., DCV, and is also Chairman of the Santiago Stock Exchange, a position he has occupied since 1982. Before Mr. Yrarrázaval became Chairman of the board of directors of Enersis he was Chairman of Endesa-Chile.

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

     José Luis Palomo. Mr. Palomo holds degrees in Business Administration, in Sociology and in Law from the Universidad de Madrid. He also holds an MBA degree from IESE, Universidad de Navarra. Since 1991, he has been the Chief Financial Officer of Endesa-Spain. Mr. Palomo started his professional career in the Financial Division of the INI (National Industry Institute) in 1976, where he became Assistant Financial Director. Appointed in 1983, he has been Financial Director of the Spanish/Canadian Aluminum Group, today INESPAL. Mr. Palomo has been a member of the board of directors of Banco Arabe Español (Aresbank), Banco Saudi Español S.A. (Saudesbank) , Infoleasing S.A., Musini, Babcock Wilcox Española S.A., Sevillana and Vice Chairman of Unelco. At Enersis, Mr. Palomo has been a director since July 2002.

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

     Hernán Somerville. Mr. Somerville has a law degree from Universidad de Chile, and a M.C.J. degree from New York University Law School. From 1988 to the present, Mr. Somerville has been a Managing Director and Partner of FINTEC, a Chilean investment management company through which, among other things, he has led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank, or CCB. For a six-year period beginning in 1983, he was also Director of the CCB, and Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville is also a member of the Interamerican Bar Association and the New York

City Bar Association. He is on the board of directors of several Chilean companies and serves on the boards of several banks and bank associations. Among other activities, Mr. Somerville is a director of a technical educational institute, and is Chairman of the Chilean Indian Chamber of Commerce. At Enersis, Mr. Somerville has been a director since 1999.

     Eugenio Tironi. Mr. Tironi received a Ph.D. in sociology from L’Ecole des Hautes Etudes en Sciences Sociales (Paris, France). He is currently a Professor of the Sociology Department of Pontificia Universidad Católica de Chile, and has published thirteen books and hundreds of articles in this field, both in Chile and abroad. Mr. Tironi has been a consultant to international organizations such as the World Bank, the International Labor Organization, the Economic Commission for South America and the Caribbean (“CEPAL” in its Spanish acronym) and the United Nations Development Program. Between 1990 and 1994, he was a Director of the Secretary for Communication and Culture of the Chilean Government. In addition, since 1994, Mr. Tironi has been the Chairman of Tironi Asociados, a consulting and strategic communications firm, which has advised many Chilean and international firms. Recently, Mr. Tironi was a visiting professor at Notre Dame University (USA) for the fall 2002 semester. Mr. Tironi has been a director of Enersis since July 2000.

Officers (as of December 31, 2003)

			Current	Years with
			Position	Enersis
	Age	Position	Held Since	and Subsidiaries
Mario Valcarce	54	Chief Executive Officer	2003	12
Francisco Herrera	39	Corporate Auditing Officer	2003	7
José Luis Domínguez	48	Communications Officer	2003	16
Domingo Valdés	39	General Counsel	1999	10
Alfredo Ergas	37	Chief Financial Officer	2003	10
Macarena Lama (1)	45	Regional Planning and Control Officer	2003	1
Fernando Isac (2)	51	Regional Accounting Officer	2003	3
Francisco Silva	43	Human Resources Officer	2003	16

(1)	Ms. Macarena Lama joined Endesa-Spain in 1997 and she has been working with Enersis since September 2003.

(2)	Mr. Fernando Isaac joined Endesa-Spain in 1977 and he has been working with Enersis for the last 3 years.

     Set forth below are brief biographical descriptions of our executive officers, all of whom reside in Chile.

     Mario Valcarce. Mr. Valcarce has been Chief Executive Officer of Enersis since July 31, 2003. Before becoming Chief Executive Officer, Mr. Valcare held the position of Chief Financial Officer of Enersis since October 2002. Prior to that, Mr. Valcarce was the CFO of Endesa-Chile since 1995. Mr. Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso. He is also a member of the Risk Classification Commission of the Chilean Pension Funds System. Currently, Mr. Valcarce is also Director of Generandes Peru S.A., Chairman of Enersis International, Chairman of Chilectra International, Chairman of Luz de Panama Inc., and Chairman of Cerj Overseas Inc., all affiliates or subsidiaries of Enersis.

     Francisco Herrera. Mr. Herrera, Auditing Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. He joined the Enersis Group in 1996, having worked as Finance Director of Endesa-Chile subsidiaries prior to his most current position. Prior to joining the Enersis Group, Mr. Herrera worked at Cemento Polpaico, CMPC and Ladeco.

     José Luis Domínguez. Mr. Domínguez, currently Chief Communications Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. Mr. Domínguez joined the Enersis Group in May 1987 and held many positions in Endesa-Chile and its Chilean subsidiaries until 2000, when he became the Institutional Relations Director of Enersis for the past three years.

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

     Alfredo Ergas. Mr. Ergas, a commercial engineer from Universidad de Chile is currently the Chief Financial Officer of Enersis since July 2003, after having held a similar position at Endesa-Chile. Before that, Mr. Ergas served as Chief Finance and Administration Officer of the Chilean telecommunications company, Smartcom, from May 2000. Prior to that, Mr. Ergas served in Enersis as Chief Planning and Control Officer and since April 1993 he served as Deputy Chief Financial Officer for Endesa-Chile. Currently, Mr. Ergas serves as Director of Inversiones Distrilima, S.A., Codensa S.A. Esp, and Inversiones Gas Atacama Holding Ltda., all affiliates or subsidiaries of Enersis.

     Macarena Lama. Ms. Lama, an agricultural engineer by profession, is a graduate of Escuela Técnica Superior de Ingenieros, and received a degree in business management in 1984. Prior to joining Endesa-Spain in 1997, she worked at SEPI (the Spanish state-owned entity in charge of sales of operating companies to the private sector), among others. Over the last six years, she has held several key positions in planning, control and financing obligations of Endesa Diversificación S.A. (Spain). As of September 2003, Ms. Lama is Enersis’ Regional Planning and Control Officer.

     Fernando Isac. Mr. Isac, an economist, is a graduate of Universidad de Zaragoza. Mr. Isac worked in several accounting and financing positions in ERZ, a subsidiary of Endesa-Spain, between 1977 and 1996. Subsequently, he was a Director of Electricidad de Caracas (Venezuela) until 1998. Between 1998 and September 2000, he was Deputy Chief Financial Officer (Subdirector Económico Financiero) of Electricas Reunidas de Zaragoza, a subsidiary of Endesa-Spain. In September 2000, Mr. Isac joined Enersis as Accounting Director. As of July 2003, Mr. Isac is the Regional Accounting Officer, reporting directly to the CEO.

     Francisco Silva. Mr. Silva, a business administrator, is a graduate of Universidad de Chile, and received a D.P.A. from Universidad Adolfo Ibáñez in 1986. Mr. Silva joined Chilectra in 1987, and has since worked mostly in human resources and general management positions in several subsidiaries and affiliates of Enersis. Between 1998 and 2000, and again since July 2003, he has been the Enersis Human Resources Officer. In the interim, he worked as Adjunct Director of an Endesa-Spain subsidiary (from January 2001 to June 2003).

B. Compensation.

     Directors are paid fees for attendance at meetings of the board of directors and for service on the Boards of Directors of our subsidiaries. In 2003, the total compensation paid to each of our directors, which in certain cases includes compensation for service on the boards of our subsidiaries, was as follows:

Year ended
December 31, 2003
(in thousands
of Ch$)
Pablo Yrarrázaval	58,895
Rafael Miranda	34,957
José Luis Palomo	24,540
José María Fesser	9,120
Alfonso Arias	17,249
Ernesto Silva	33,740
Hernán Somerville	33,740
Eugenio Tironi	25,156

Total	237,397

     For the year ended December 31, 2003, the aggregate amount of compensation paid by us to all directors and executive officers, was approximately US$4.8 million. These amounts include executive performance-related executive cash bonuses and compensation for officers who are no longer with the company. Enersis provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to Enersis. The annual bonus plan is in a range according to seniority level, and amounts to certain additional months of gross salary compensation. Enersis does not offer stock options.

C. Board practices.

     The current board of directors was elected at the Shareholders’ meeting dated March 31, 2003 for a period of three years (for the period during which that person has served the office, please see “— A. Directors and senior management” above). There are no directors’ service contracts with Enersis.

   Corporate Governance

     Enersis is managed by its executive officers under the direction of its board of directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Enersis, consists of seven directors who are elected at the annual regular shareholders meeting. Each director serves for a three year term and the term of each of the seven directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three year term, the board of directors may appoint a temporary director to fill the vacancy until a permanent replacement is elected at the next general shareholders meeting. The current board of directors was elected in March 2003 and their terms expire in March 2006. The members of the board of directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of employment.

     Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s estatutos and the stockholders’ resolutions. In addition to the estatutos, the Board of Directors of Enersis S.A. has adopted regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

     •   The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, which determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information and acting in the securities markets.

     •   The Charter Governing Executives (“Estatuto del Directivo"), approved by the Board on May 28, 2003, and the Employees Code of Conduct, which develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also impose limitations on the activities our senior executives and other employees may undertake outside the scope of their employment with us, such as non-compete limitations.

     The above regulations and rules reflect our core principles of transparency, respect for stockholders’ rights, and the duty of care and loyalty of the directors imposed by Chilean law

   Compliance with NYSE Listing Standards on Corporate Governance

     Following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange. Because we are a “controlled company” under the NYSE rules (a company of which more than 50% of the voting power is held by an individual, a group or another company), we would not, were we a domestic U.S. company, be subject to the requirement that we have a majority of independent directors, or nomination and compensation committees.

     Independence and functions of the Audit Committee

     Under the NYSE corporate governance rules, all members of the audit committee must be independent. We will be subject to this requirement effective July 31, 2005. As required by Chilean Law, Enersis has a Comité de Directores composed of three directors. Although Chilean Law requires that a majority of the Comité de Directores

(two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority or even a unanimity of controlled directors, if there are not sufficient non-control directors on the board to serve on the committee. Currently, our Comité de Directores is composed by one non-control director and by two directors appointed by the controlling shareholder. Our Comité de Directores does not currently meet the independence requirements to which the audit committee of Enersis, whether the Comité de Directores or a different committee, will become subject on July 31, 2005, or the additional independence requirements to which the audit committees of U.S. companies are subject.

     Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions enumerated in NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005, but are not at any time required to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that, when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

     Corporate Governance Guidelines

     The NYSE’s corporate governance rules require U.S. listed companies to adopt and disclose corporate governance guidelines. Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above.

Committees and Other Advisory Bodies

     The Comité de Directores

     The Comité de Directores is composed of three members who are simultaneously directors of the Company. It performs the following functions:

•	examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•	examination of information related to operations by the Company with related parties and/or related to operations in which the Company board members or relevant executive officers may have personal interest;

•	examination of the remuneration framework and compensation plans for managers and executive officers; and

•	any other function mandated to the committee by the estatutos, the board of directors or the shareholders of the company.

     Pablo Yrarrázaval Valdés has served as chairman of this committee since July 31, 2002. Its other members are Hernán Somerville and Ernesto Silva.D.

Employees.

     The following table provides the total number of employees for our company and its subsidiaries for the past five fiscal years:

	Years ended December 31,
	1999	2000	2001	2002	2003
Enersis (Chile)	212	267	235	242	206
Endesa-Chile(1)	2,526	1,764	1,752	1,937	1,515
Chilectra (Chile)	1,383	868	722	720	745
Edesur (Argentina)	2,630	2,379	2,267	2,251	2,258
Edelnor (Peru)	724	618	557	565	554
Cerj (Brazil)	1,782	1,402	1,354	1,451	1,517
Codensa (Colombia)	1,213	969	813	802	858
Coelce (Brazil)	1,958	1,592	1,464	1,401	1,375
Other Business	1,909	1,006	1,169	1,549	2,128

Total	11,970	10,865	10,333	10,918	11,156

(1)	Includes Chilean operations and subsidiaries abroad.

     Chile

     As of December 31, 2003, Enersis and its principal subsidiaries and related companies had 11,156 employees, including 2,816 employees of Enersis and of all Chilean majority owned subsidiaries, which in turn includes 499 employees of Endesa-Chile employed in Chile. In July and December 2003, two collective bargaining agreements were entered with employees of Enersis. Each agreement expires in 4 years, in July and December 2007, respectively. Collective bargaining agreements with employees of Chilectra took effect on December 31, 2000 and are scheduled to expire on December 31, 2004. Endesa-Chile signed an agreement with the Engineers union in December 2003. This agreement will expire in December 2006. Enersis’ collective bargaining agreements with our electro-mechanical, technical and administrative personnel terminate in December 2004 and May 2005.

     Argentina

     As of December 31, 2003, Edesur had 2,258 employees and Endesa-Chile’s subsidiaries, Costanera and CBA had 233 employees and El Chocón had 50 employees. Since July 2003, Edesur has been negotiating two collective bargaining agreements. These negotiations have been postponed until the Argentine government issues resolutions that are meant to alleviate the effects of the local currency devaluation in terms of the U.S. dollar. Costanera is also a party to two collective bargaining agreements that are scheduled to expire in April 2005 and October 2005.

     Brazil

     As of December 31, 2003, Cerj had 1,517 employees. Endesa-Chile employed 53 persons in Cachoeira Dourada at the end of 2003. As of December 31, 2003, Coelce had 1,375 employees. Coelce is a party to a collective bargaining agreement that is scheduled to expire in October 2004. Cachoeira Dourada has two agreements. Both of these agreements will expire in May 2005. Cerj is a party to collective bargaining agreements that are scheduled to expire in October and November 2004. Such agreements establish salaries, productivity bonuses, individual performance evaluation and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be of more than two years.

     Colombia

     As of December 31, 2003, Codensa had 858 employees. Endesa-Chile’s Betania employed 34 persons and Emgesa had 286 employees as of December 31, 2003.

     Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that is scheduled to expire in December 2007.

     Peru

     As of December 31, 2003, Edelnor had 554 employees and Endesa-Chile’s related company Edegel had 153 employees. Edelnor is a party to two collective bargaining agreements that are scheduled to expire in November and December 2005.

E. Share ownership

     To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1%, if any, of the shares of the Company. None of Endesa-Chile’s directors and officers have any stock options, as these are not permitted under current Chilean securities laws and regulations.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders.

     As of December 31, 2003, Endesa-Spain, beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, or AFPs, owned 16.09% in the aggregate, with the highest AFP shareholding being AFP Provida, with 6.29%. Chilean stock brokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 10.75% of our equity. ADR holders own 8.44% of the equity. Approximately 10,140 minority shareholders own the remaining 4.10% of shares.

     On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003. ENDESA S.A (“Endesa-Spain”), through their wholly-owned subsidiary, Elesur S.A., subscribed for 14,406,840,511 new shares in the first period, which were paid by the extinguishment of a Ch$1.0 trillion (approximately US$1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur. Endesa-Spain and its wholly-owned subsidiaries did not exercise all their pre-emptive options during the first pre-emptive rights period in order to make shares available for a possible exchange offer to local bondholders and voluntarily excluded themselves from the second pre-emptive rights period in order to permit minority shareholders to participate with higher pro rata shares in that period.

     Endesa-Spain subscribed for 59.09% of the new shares and minority shareholders subscribed for 31.61% of the shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately Ch$465.6 billion. During the second pre-emptive rights period, minority shareholders subscribed an additional 5.55% for a total cash subscription of approximately Ch$81.8 billion. Additionally, 3.66% of the new shares were subscribed as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase.

     In summary, the total number of shares subscribed was 24,360,146,365 for an aggregate capital increase of US$2,104 million. Of this amount, 59.1% were subscribed by Endesa-Spain, acting through Elesur, and 40.9% were subscribed by minority shareholders. As a result of the foregoing, since December 20,2003, Endesa-Spain’s ownership interest in Enersis has been 60.6% decreasing from 65.0% prior to the capital increase.

Principal Shareholders

     Enersis’ only outstanding voting securities are shares of common stock. As of December 31, 2003, according to our stockholder records, our 32,651,166,465 shares of common stock outstanding were held by 10,294 stockholders of record.

     As of December 31, 2003, five of seven members of our board of directors were designees of Endesa-Spain and one of the two remaining directors was elected with the votes from Endesa-Spain. As a result of all the foregoing, Endesa-Spain has exerted majority control over Enersis since April 1999. However, Endesa-Spain does not have different voting rights than the other shareholders of Enersis. The following table sets forth certain information concerning ownership of the common stock as of December 31, 2003, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock.

	No. of	Percentage of Total
	Shares Owned	Shares Outstanding
Endesa-Spain (1)	19,794,618,139	60.6%
AFP Provida (2)	2,054,685,902	6.3%

(1)	Endesa-Spain’s 60.6% beneficial interest is held primarily through Endesa Internacional S.A.

(2)	AFP Provida (Pension Fund) beneficial interest is held through four different investment funds.

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

     It is common practice in Chile to transfer surplus funds of one company to another related company that has a cash deficit. These transactions are carried out through short-term inter-company loans. Under Chilean law and regulation, such transactions must be carried out on an arms’ length basis. It is our policy to manage all cash inflows and outflows of our wholly owned Chilean subsidiaries, Endesa-Chile and Endesa-Chile’s Chilean subsidiaries by way of a centralized cash management policy. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Board of Directors’ Committee.

     In other countries in the regions in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

     Enersis has made structured loans in Chile, at the same cost of funds of Enersis, primarily in order to finance foreign investments. As of December 31, 2003, the outstanding net balance for such loans was US$682 million. The largest amount outstanding during 2003 for such loans was US$684 million. Additionally, Enersis lent to its foreign subsidiaries an amount of US$358 million as of December 31, 2003. The largest amount outstanding during 2003 for such loans to its foreign subsidiaries was US$360 million.

     The interest rate on these intercompany loans to Enersis’ subsidiaries ranges from 7% to 7.6% in Chile, with a weighted average interest rate of approximately 7.1%. The interest rate on these intercompany loans to Enersis’ foreign subsidiaries ranges from 4.6% to 10.5%, with a weighted average interest rate of approximately 5.93%.

     Endesa-Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2003, the outstanding net balance for such loans was US$431 million, the largest amount outstanding during 2003. Additionally, Endesa-Chile lent money to its foreign subsidiaries, in order to finance foreign investments, in an amount of US$481 million as of December 31, 2003. The largest amount outstanding during 2003 for such loans to its foreign subsidiaries was US$492 million.

     The interest rate on these intercompany loans to Endesa-Chile’s subsidiaries ranges from 3.77% to 8.13% in Chile, with a weighted average interest rate of approximately 4.6%. The interest rate on these intercompany loans to Endesa-Chile’s foreign subsidiaries ranges from 6.58% to 9.00%, with a weighted average interest rate of approximately 7.3%.

C. Interests of experts and counsel.

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information.

     See Item 18 for our consolidated financial statements.

Legal Proceedings

Payments Relating to Failure to Deliver Electricity

     Our operations in Chile were affected adversely by a severe and protracted drought during 1998 and the first half of 2000. The severity of the drought coupled with delays in the planned operation of a large gas-fired plant of Colbún, one of Endesa-Chile’s competitors, led the Ministry of the Economy to decree rationing periods.

     The Chilean government imposed electricity rationing during three periods in 1998 and 1999. During these periods, Endesa-Chile and other hydroelectric generators were required by law to purchase energy from thermal electric generators with surplus energy. Chile’s Electricity Law calls for the “failure costs” to be imposed on generators who do not fulfill their contractual obligations during rationing periods. Failure cost is calculated and set by the Comisión Nacional de Electricidad, or NEC, and penalizes generators who cannot meet their contractual commitments. Transactions between electricity generators who have a surplus and those who have a deficit must be carried out at the failure costs in those node locations and during the hours when the energy supplied is not enough to satisfy demand.

     The first rationing decree was issued for the period between November 13, 1998 and December 31, 1998, though actual rationing took place for only 14 days during this period. Under the then prevailing Chilean Electricity Law, a drought as severe as the one that occurred in 1968-1969 constituted a force majeure event. Because the drought in 1998 was the worst in recorded history, Endesa-Chile argued that the force majeure exemption should be applied and disputed the applicability of the failure costs during the first rationing period. The dispute was settled on March 26, 1999 by the Ministry of Economy, which held that those transactions carried out in the spot market between generation companies in those node locations and during the hours when the energy supplied was not sufficient to satisfy the demand had to be calculated based on failure costs. However, the Ministry of Economy did not establish the appropriate procedures to calculate these failure costs but instead left the matter to be resolved by the SIC’s dispatch center. As of the date of this annual report, no such procedures have been established. Even if an unfavorable decision is reached, we do not expect that it will have a material adverse consequence on the company.

     The second rationing decree period began on April 30, 1999 and was eventually superseded by a third rationing decree which began on June 12, 1999 and was extended to August 31, 1999. In the interim, on June 8, 1999, the Electricity Law was amended and, as a result, extreme hydrological conditions were no longer deemed to constitute a force majeure event. In addition, the amended Electricity Law provided for customer compensation (there is no maximum level of compensation) in the event of rationing occurring as a result of any hydrological event. It also provided for the payment of fines by electricity generators of up to a maximum amount of approximately US$6 million per breach resulting from inadequate supply to the electricity system. In respect of the third rationing decree period, Endesa-Chile paid US$2.3 million by way of compensation to customers in 1999. The amount paid was based on the days and hours in which rationing actually occurred. Endesa-Chile contested the payments on the grounds that its power purchase agreements with the distribution companies were executed prior to the enactment of the amendment to the Electricity Law and that the amendment should not be applied retroactively to pre-existing contracts. This case is currently being reviewed by the Chilean courts. Even if an unfavorable decision is reached we do not expect that it will have a material adverse consequence on the company.

     Notwithstanding Endesa-Chile’s position, the regulatory authorities have asserted that the compensation payments made during the third rationing decree were insufficient. Endesa-Chile has contested this assertion, but as of the date of this annual report, there has been no definitive resolution or statement issued by the authorities on this matter.

   Meridional Lawsuit: payment relating to contractual penalties

     On April 1, 1998, Meridional S/A Serviços Empreendimentos e Participações, or Meridional, sued Cerj before the Brazilian courts requesting the payment of contractual penalties. The action is based on the termination of a contract for the execution of construction works requested from Meridional by CELF, a state-owned company which assigned parts of its assets to Cerj prior to the latter’s privatization. Additionally, the plaintiff argues that CELF has not paid certain invoices.

     According to Meridional, Cerj was sued because the assets belonging to CELF were assigned to Cerj, which, in turn, was allegedly detrimental to the execution of the judgments against CELF.

     The amount of the claim is approximately US$90 million. As of the date of this annual report, there has been no final resolution issued by the court of first instance in Brazil. Additionally, the parties have the right to appeal the resolution issued by such court.

   Edelnor S.A.: Peruvian Tax Authority (Superintendencia de Administración Tributaria or SUNAT) inquiry

     In October 2000, the Peruvian Tax Authority (“SUNAT”) ruled that Edelnor owed additional income tax for the 1996-1999 fiscal years in the amount of $209 million Peruvian soles. SUNAT alleged excess asset depreciation of Edelnor’s revalued assets after the merger with Edechancay in 1996.

     SUNAT issued a ruling pursuant to Law No. 27,034 stating that Edelnor should not have depreciated the reassessed assets beginning in 1999. Edelnor appealed the ruling before SUNAT and concurrently commenced an arbitration proceeding with the Peruvian Government to appeal such ruling. The appeal before SUNAT was resolved against Edelnor before the arbitration process was ended; however, the arbitration decision was favorable to Edelnor. Edelnor then appealed SUNAT’s ruling with the Fiscal Court, which in turn ruled in favor of enforcing the arbitration decision and declared SUNAT’s ruling void. The Fiscal Court ordered SUNAT to resolve the controversy taking into consideration the decision rendered in the arbitration process and if the case required it, to qualify the facts as established in the VIII Norm Title of the Tax Code.

     In July 2003, SUNAT declared that the VIII Norm of the Tax Code was not applicable to the merger of Edelnor and Edechancay. SUNAT ruled that income tax for the fiscal years 1997, 1998 and 1999 was due because the reassessment of Edelnor’s assets was not made pursuant to the applicable legal requirements and that Edelnor should not have depreciated such assets. Edelnor appealed the resolution on August 1, 2003 before the Fiscal Court. In January 2004, the Fiscal Court ruled in favor of Edelnor and ordered SUNAT to decide definitely whether Edelnor effectively recorded an excessive depreciation of its reassessed assets, and if so, it ordered SUNAT to limit its claim to the amount recorded in excess. A final resolution from the Fiscal Court is still pending until SUNAT renders its ruling.

   Edegel S.A.: SUNAT Inquiry

     As a result of a tax audit, SUNAT assessed an initial US$86 million income tax claim against Edegel relating to the 1996 spin-off from which Edegel was formed. SUNAT claims, among other things, Edegel’s excessive tax depreciation for revalued fixed assets. SUNAT based its assessment calculations on the Seventh Transitory and Final Provision of Law No. 27,034, which repealed the option to depreciate the revaluation of fixed assets commencing from 1999. In January 2002, Edegel filed an objection to this assessment and concurrently commenced an arbitration proceeding.

     Prior to the decision of the arbitrator, which ultimately favored Edegel by deciding that Law No. 27,034 was not applicable to this matter, SUNAT ruled against Edegel. Edegel subsequently appealed SUNAT’s ruling with the Fiscal Court on April 10, 2002. The Fiscal Court, adhering to the decision rendered in the arbitration process initiated by Edegel, ruled that SUNAT’s ruling was void. The Fiscal Court ordered SUNAT to resolve the matter by taking into consideration the decision rendered in the arbitration process and the criteria in Rule VIII in the preliminary Title of the Ordered Unique Text of the Tax Code, if applicable, in its tax assessment. However, after performing a new assessment pursuant to the arbitration decision, SUNAT’s claim reached the amount of US$159 million.

     On July 10, 2003 SUNAT issued a new ruling accepting some of Edegel’s claims. However, SUNAT ruled that the tax benefits granted by Law No. 27,034 and its regulations were not applicable to Edegel because the 1996 spin-off was not valid. Additionally, SUNAT rejected the market value Edegel attributed to the fixed assets it acquired from Moyopampa.

     On August 1, 2003, Edegel appealed SUNAT’s ruling with the Fiscal Court and in September and November 2003 Edegel presented complementary written reports to the Fiscal Court to reinforce its legal and economic analysis.

     On November 14, 2003 Edegel accepted some of SUNAT’s claims and paid approximately US$15 million. However, the claims relating to excessive tax depreciation for revalued fixed assets, the unavailability of the tax benefits granted by Law No. 27,034 and its regulations and the dispute over the market value of acquired fixed assets are still pending.

     A hearing took place on December 10, 2003 before the Fiscal Court. We are unable to predict the outcome of these proceedings.

   Legal Proceeding by CELG

     In April 2003, CELG, the sole customer of Endesa-Chile’s Brazilian subsidiary Cachoeira Dourada, was awarded a preliminary and provisional judgment that permitted CELG to suspend its payments under a long-term take or pay contract with Cachoeira Dourada. CELG has also claimed damages of approximately US$250 million from 1997 to 2003 relating to this contract. On July 4, 2003, the court presiding over the dispute ruled that CELG would be required to make payments, until the final decision is ruled, to Cachoeira Dourada at price ranges significantly lower than the R$61.63 per MWh amount provided for under the current terms of the take or pay contract. Cachoeira Dourada appealed this ruling, but only received an instruction establishing that CELG should make a deposit in court for the difference between the old price and amount actually paid according to the July decision. The terms of this contract provide for payments of approximately R$16.0 million per month of which Cachoeira Dourada has received, up to March 2004, approximately R$83.8 million, corresponding to less than half of the payments due under the contract since the breach of the contract. On June 16, 2004, the preliminary and provisional judgment was revoked, which obliges CELG to pay 100% of the contract to Cachoeira Dourada including payments due for all of 2003. CELG has petitioned for reconsideration of this decision. A final unfavorable decision could mean that Cachoeira Dourada would receive significantly lower payments from its only customer, which would affect its ability to pay dividends to Endesa-Chile. Cachoeira Dourada has not made provisions for the accounts receivable from CELG or CELG’s damages claim. If CELG were to prevail in its damages claim, it would have a material adverse effect on our results from operations.

     In September 2003, another claim was filed by CELG against Cachoeira Dourada in the amount of approximately R$357 million (approximately US$120 million as of the date of this report) seeking indemnity for losses resulting from the energy rationing crisis in Brazil. CELG claims an energy supply shortfall of 20% from the amount provided for in the supply agreement between CELG and Cachoeira Dourada. Cachoeira Dourada was notified of the proceeding and in November 2003 argued that CELG had already received tariff compensation for the supply shortfall pursuant to a “Rationing Agreement” signed by certain Brazilian energy companies, including Cachoeira Dourada. Although Cachoeira Dourada expects a favorable decision, we cannot assure that it will prevail in this proceeding.

   Legal Proceeding: Annulment of Privatization of Cachoeira Dourada S.A.

     In 1997, a legal proceeding commenced against the State of Goiás and others requesting the annulment of the privatization of Cachoeira Dourada. We were notified of this claim only in 2002. In its response, Cachoeira Dourada argued that the claim was insufficient to void the legality and the legitimacy of the privatization process of Cachoeira Dourada. Cachoeira Dourada also requested to remit the claim to the federal court to determine whether ANEEL should become a party to these proceedings. We believe it is likely that the final judgment will be favorable to the interests of Cachoeira Dourada, although we cannot give assurance.

     The legal demand filed against Cachoeira Dourada did not call for a specific compensation or damages award. Additionally, there is no legal precedent that would enable us to estimate the potential liability. We are currently awaiting the final decision on this matter and Cachoeira Dourada’s expectation is to have success.

   ICSID Arbitration

     On April 25, 2003, Enersis, Endesa-Chile, or Elesur, and Chilectra filed an action before the International Center for the Settlement of Investment Disputes, or the ICSID, in Washington, D.C., requesting an arbitration for resolving a dispute with the Republic of Argentina. The grounds of this action are the damages experienced by the Company and its subsidiaries in Argentina as a consequence of the approval of Law No 25,561 (Economic Emergency Law) on January 6th , 2002, Decree No. 214/2002, Decree No. 293/2002, Resolution No. 38/2002 of the Ministry of Economy, and complementary rules. The outcome of these new rules has been a completely new legal framework for the Argentine investments of Enersis and its subsidiaries, which originally date back to September 1992. The original commitments assumed by the Republic of Argentina regarding these investments have not been respected. The arbitration action argues that the Republic of Argentina’s failure to comply with its commitments in relation to our investments in the Republic of Argentina is against the letter and the spirit of the Treaty for the promotion and protection of reciprocal investments signed between the Republic of Chile and the Republic of Argentina. On January 21, 2004 the Arbitration Court was settled and their first meeting with all parties took place on April 3, 2004. Starting from that date, the Court conceded four months to submit the final suit and a term of four months as well for answering such suit by the Republic of Argentina.

     There can be no assurance that the outcome of this arbitration will be favorable to us or, if favorable, that we will be able to execute our claim against the Argentine government.

   Legal Proceeding: Breach of contractual payments—CIEN

     In January 2003, Copel suspended payments to CIEN, a non-consolidated company in which Endesa-Chile has a 45% interest under a take or pay power and energy supply contract signed in 1999. CIEN also sells energy to three other Brazilian companies. Copel claimed the alleged economic and financial imbalance of the 1999 contracts as the reason for its breach. Copel also requested a revision of the prices previously agreed. On August 18, 2003, CIEN and Copel entered into a memorandum of understanding in which they agreed to modify the terms and conditions of the current contract. Among other things, the modified contract, already executed by both parties, is expected to provide for a 50% reduction in the energy volume contracted for (now 400 MW), and a reduction in the term of the contract from 20 to 13 years ending on December 31, 2015.

   Cerj S.A.: Federal Government Tax Claim “Ação Rescisória” No. 97.02.09655-3

     Cerj won an injunction in 1996 against the Federal Government of Brazil, which stated that Cerj was not obligated to pay the tax called a Contribuição para o Financiamento da Seguridade Social. The tax is based on revenues earned from the provision of electric power services. The Court of Appeal reaffirmed the prior court’s decision and stated it was final and in 1997 the Federal Government of Brazil brought a new claim called an “Ação

Rescisória.” This is a special claim based on strict statutory authorization that allows the Court to nullify the prior final judgment and retry the case. This claim called “Embargos Infringentes,” is now before the Federal Court of Appeals of the Second Circuit — Rio de Janeiro. The amount in controversy is approximately US$100 million. There is as yet no date scheduled for the decision.

   Emgesa S.A.: Muña Class Action

     On August 16, 2001, approximately 4,000 inhabitants of the Sibaté-Cundinamarca community filed a class action environmental claim against Emgesa and other public and private entities before the Administrative Court of Cundinamarca. This claim was based on the alleged pumping of polluted waters from the Bogotá River to the Muña Reservoir, for the generation of electricity. The plaintiffs are seeking damages of approximately US$1,085 million. It is important to note that Emgesa did not begin generating energy in the Muña Reservoir until the end of 1997, when it was incorporated. In addition, there is a separate claim seeking the decontamination of the Muña Reservoir, which may present an additional liability of US$3 to US$5 million for Emgesa. Moreover, the Empresa de Energía Eléctrica de Bogotá, the previous owner of the Muña Reservoir, was recently ordered by a judicial ruling to begin the decontamination process of the Muña Reservoir, which may offset the amount of damages Emgesa will be responsible for should the plaintiffs prevail in either of these proceedings.

   Endesa-Chile Arbitration: Minera Los Pelambres

     In October 2003, Minera Los Pelambres (“Los Pelambres”) filed a breach of contract claim against Endesa-Chile for alleged misrepresentations made in a Purchase and Sale Agreement entered into on June 12, 2002. The Purchase and Sale Agreement was entered into pursuant to an option included in a pre-existing contract between Los Pelambres and Endesa-Chile for the supply of electricity and power. Under the terms of the original contract, which was entered into on October 28, 1996, Endesa-Chile would construct various structures in order to supply electricity to Los Pelambres, including a power line between San Isidro and Los Piuquenes. Los Pelambres had the option to buy these power lines, and exercised that option, for a purchase price of US$ 32 million, when it entered into the Purchase and Sale Agreement with us. Los Pelambres claims that Endesa-Chile made certain misrepresentations in the Purchase and Sale Agreement as to the function, design and construction of the power line. Los Pelambres claims it has suffered damages in the amount of approximately US$ 22.8 million for costs it incurred to repair the line. It also claims that Endesa-Chile should compensate them approximately US$ 6.5 million, which is the amount they believe they overpaid for the power line due to our alleged misrepresentation as to its condition and construction.

     In November 2003, we filed an answer to Los Pelambres’ complaint, in which we denied all of Los Pelambres’ claims, using as arguments that the difficulties that the line has presented are due to climatic reasons of force majeure and that the line is well designed and constructed in accordance with the conditions of bid which was prepared by Los Pelambres. The lawsuit is currently in discovery.

   Other

     We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results from operations.

Dividends

     As determined by Enersis’ board of directors, the current dividend policy is to pay dividends to stockholders as close as possible to 85% of annual “net income from normal operations.” “Net income from normal operations” generally includes income from Enersis’ majority-owned Chilean subsidiaries and excludes income from accounting gains arising from non-cash equity contributions by Enersis to its subsidiaries, gains recorded which arise from the issuance of shares by subsidiaries at prices in excess of book value, certain other non-cash accounting gains, and income (but not losses) arising, directly or indirectly, from our interests in Endesa-Chile and our non-Chilean subsidiaries and related companies. The board of directors customarily declares provisional dividends amounting to 85% of net income from “normal operations” derived from the quarters ending in March, June, September and December. To perform such calculation, previously paid dividends will be credited and deducted from the accumulated profits to date at the time of dividend distribution. We ordinarily pay a provisional quarterly dividend in May, August and November of each year and in February of each following year. However, in 2001, 2002 and 2003 we made no such provisional dividend payments.

     In addition, the board generally proposes to the shareholders a “definitive dividend” payable each year, and attributable to the prior year, which cannot be less than the legal minimum. Since Enersis did not have positive income before amortization of negative goodwill in 2003 the shareholders approved on March 26, 2004 that no definitive dividend be paid out.

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

     Dividends Paid

     (Ch$  per share)

	Nominal	US$
Year	Ch$	per ADS(1)
1999	4.00	0.33
2000	0.00	0.00
2001	1.81	0.15
2002	0.00	0.00
2003	0.00	0.00

(1)	The US dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 593.80 = US$ 1.00, the Observed Exchange Rate prevailing on December 31, 2003, to the constant Chilean peso amount.

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

		Chilean Pesos Per Share(1)		US$ per ADS(2)
	Share Volume	High	Low	High		Low
2004
June (through June 21, 2004)	284,299,373	78.00	72.50	6	1/6	5	2/3
May	308,418,141	78.00	70.00	6	2/9	5	1/2
April	327,166,003	82.01	76.50	6	5/6	6
March	372,499,499	85.26	73.00	7	1/3	5	7/8
February	421,974,949	87.00	76.50	7	2/5	6	4/9
January	619,317,199	87.50	76.50	7	3/4	6	1/9
2003
December	690,266,339	86.50	78.00	7	2/5	6	5/9
4th quarter	2,949,415,326	88.00	72.01	7	2/5	5	7/9
3rd quarter	2,615,141,119	76.50	60.80	6		4	1/2
2nd quarter	2,037,701,115	73.00	56.00	5	1/4	3	6/7
1st quarter	435,639,838	67.00	55.00	4	5/7	3	5/8
2002
4th quarter	684,639,252	77.00	52.00	5	2/9	3	5/7
3rd quarter	692,521,240	92.80	65.01	6	4/5	4	1/6
2nd quarter	474,079,058	127.02	79.49	10		5	4/7
1st quarter	512,037,133	176.00	117.50	13	3/4	8	3/4
2001
4th quarter	393,051,601	202.00	163.76	15	1/2	11	1/3
3rd quarter	226,195,786	200.00	171.00	15	2/5	12	1/4
2nd quarter	292,388,256	207.75	185.00	17	2/5	14	1/2
1st quarter	217,618,425	222.00	188.00	20	1/9	15	3/5
2000
4th quarter	198,483,727	218.00	166.99	19		14	1/2
3rd quarter	88,658,193	226.00	191.00	21	1/4	17
2nd quarter	110,101,006	234.00	192.00	22	4/7	18	3/8
1st quarter	190,988,287	252.00	190.00	24	1/8	18	3/8
1999
4th quarter	151,276,179	255.00	205.50	24	3/8	18	5/8
3rd quarter	151,227,476	257.00	219.00	25		20	3/4
2nd quarter	245,149,949	257.00	177.00	28	1/8	17	1/3
1st quarter	141,861,828	273.00	215.00	28	3/4	22	3/8

(1)	As reported by the Santiago Stock Exchange. Chilean pesos per share reflect the nominal price as of the trade date; the price has not been restated in constant Chilean pesos.

(2)	As reported by the NYSE. One ADS = 50 Shares.

     The table below shows the market prices on May 23, 2003, the last day before the pre-emptive offering, and on December 19, 2003, the last day of the preemptive offering in 2003. Prices are in Chilean pesos of the Shares on the Santiago Stock Exchange and in US$ of the ADSs as reported by the NYSE.

	Chilean Pesos Per Share(1)	US$ per ADS(2)
May 23, 2003	71.55	5.00
December 19, 2003	84.50	7.21

(1)	As reported by the Santiago Stock Exchange.

(2)	As reported by the NYSE. One ADS = 50 Shares.

     As of December 31, 2003, there were 55,110,696 ADSs (equivalent to 2,755,534,800 common shares) outstanding. Such ADSs represented at such date approximately 8.44% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.

Trading

     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 stockholders as of the date of this filing. As of December 31, 2003, 239 companies had shares listed on the Santiago Stock Exchange. The Santiago Stock Exchange is Chile’s principal exchange and, for the year ended 2003, accounted for 76.5% of all equity traded in Chile. Approximately 22.9% of equity trading was conducted on the Electronic Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 0.6% of equity was traded on the Valparaíso Exchange.

     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and US$ are traded on the Santiago Stock Exchange. In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, US dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions, 9:15 a.m., 12:30 p.m. and 4:30 p.m.

     There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 159 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2003, Enersis and Endesa-Chile were all included in the IPSA.

     Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile. Trading of our shares in the Latibex amounted to approximately 329 million units in 2003, which in turn was the equivalent of € 1.466 million. The stock closed at € 5.86 the last day of trading in Latibex in 2003.

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

     The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS), under the Securities Market Law (Ley de Mercado de Valores No. 18045) and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless the number of their shareholders. Enersis is a publicly held limited liability stock company (sociedad anónima abierta).

Reporting Requirements Regarding Acquisition or Sale of Shares.

     Under Article 12 of the Securities Market Law and Section II of Circular 585 of the SVS, certain information regarding transactions in shares of publicly held limited liability stock companies must be reported to the SVS and the Chilean stock exchanges. Since the ADRs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1,375 of the SVS. Shareholders of publicly held limited liability stock companies are required to report to the SVS and the Chilean stock exchanges:

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

     In addition, our by-laws do not contain provisions relating to:

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

     On April 30, 1999, our shareholders approved a capital increase of 2.58 billion shares. In 2000, the Company issued a Pre-Emptive Rights’ Offering, including an ADS Offering, in which approximately 1.49 billion common shares were fully subscribed and paid under this capital increase. On April 30, 2002, the three-year period, granted by the Company’s shareholders in order to carry out the remainder of the authorized capital increase, expired. Therefore, the shares of the Company were reduced to the number which until now have been fully subscribed and paid. On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately US$2 billion. The capital increase allowed Endesa-Spain, acting through Elesur S.A., a wholly-owned subsidiary as of the date of such capital increase, to exercise a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the extinguishment of a Ch$1.0 trillion (approximately US$1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur S.A. As required by Chilean law, an independent appraiser valued the loan exclusively for purposes of the capital increase at 86.84% of its par value. Endesa-Spain, acting through Elesur S.A., subscribed for 59.09% of the new shares at a value of approximately Ch$870.5 billion, the appraised value of the loan. Additionally, the capital increase allowed the subscription for 3.66% of the new shares as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase. The total amount of local bonds exchanged was equivalent to approximately Ch$54 billion.

     At the same Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws’ restriction on the maximum shareholding by any party. On March 26, 2004, our shareholders approved a new amendment to our by-laws to reinstate, among other things, the 65% maximum shareholding restriction set forth above.

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

     Under the last capital increase, the first pre-emptive rights period ended on June 30, 2003 and the second period was from November 20 and December 20, 2003. Between the two pre-emptive rights periods, there was also a preferred opportunity for Enersis’ local bondholders to tender their bonds in exchange for shares of common stock.

Shareholders’ Meetings and Voting Rights

     A modification of our by-laws requires the affirmative vote of shareholders holding not less than two-thirds of the shares eligible to vote.

     An ordinary annual meeting of our shareholders is held within the first four months following the end of our fiscal year, generally in March or April. The last ordinary annual meeting was held on March 26, 2004. Extraordinary meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. To convene an extraordinary meeting, or an ordinary annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspapers designated by our shareholders are the Santiago edition of El Mercurio. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last extraordinary meeting of shareholders was also held on March 26, 2004.

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

     Shareholders are entitled to examine the books of the company within the 15-day period before the scheduled meeting. Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed no sooner than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established for the SVS in Circular No. 1,108. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the ordinary shareholders’ meetings, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the board of directors.

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

     Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF -denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

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

     There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities, imposed by foreign law or by the charter or any other constitutive document of the Company.

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

     Title XII companies are required, among other things: (i) to have by-laws that limit the ownership of any shareholder or shareholder groups to a specified maximum percentage, (ii) to take only certain actions at shareholders meetings, and (iii) to give the shareholders the right to approve certain investment and financing policies.

     At the Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws restriction on the maximum shareholding by any party. On March 26, 2004, our shareholders approved a new amendment to our by-laws to reinstitute the 65% maximum shareholding restriction described above as well as certain other restrictions.

Registrations and Transfers

     The shares are currently registered by Enersis through an Administrative Agent named DCV Registros S.A. This entity is responsible for Enersis’ shareholders registry as well. In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

Foreign Investment Contract and Chapter XXVI

     In connection with our initial offering of ADSs in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a

Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to US$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit their shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

     The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

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

     Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs had the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit were satisfied.

     Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by us to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.

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

     Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to Chapter XXVI, such access required approval of the Central Bank based on a request therefore presented through a banking institution established in Chile. The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

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

     On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into Chilean pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in Chilean pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

     In connection with our capital increase approved in our shareholders meeting of April 30, 1999, we first amended our Foreign Investment Contract on September 7, 2000 and subsequently entered into a new Foreign Investment Contract on October 12, 2000.

     Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. It is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

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

This new Compendium enhances the information gathered by the Central Bank and the quality of such information. In addition, this new Compendium includes the main rules that modified the Compendium of Foreign Exchange Regulations in April 1991. In other words, new cross-border investing and financing decisions will no longer be subject to any restrictions set forth in both Articles 42 and 49 of the Central Bank Law such as:

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

E. Taxation.

Chilean Tax Considerations

     The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rights as well as from the purchase, ownership and disposition of the shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares, of ADSs evidenced by ADRs.

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

Taxation of Shares and ADSs

     Taxation of Cash Dividends and Property Distributions

     Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced. On September 28, 2001, the income tax rate applicable to individuals who are Chilean residents, and the Chilean corporate tax rate, were amended. Until December 31, 2001, the corporate tax rate was 15%. For 2002, the corporate tax rate was to 16%. For 2003, the corporate tax rate increased to 16.5% and it is now 17% in 2004. At the same time, income tax rates applicable to individuals who are Chilean residents were lowered and will continue to be gradually decreased in the future. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5
Withholding tax (35% of the sum of Ch$41.50 dividend plus Ch$8.50 credit)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

     In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend		(Withholding tax rate) – (Chilean corporate income tax rate)
=
Withholding Tax Rate		1 – (Chilean corporate income tax rate)

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

     Taxation on shares acquired on or before April 19, 2001

     Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean corporate income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

     In all other cases, gain on the disposition of shares will be subject to a flat 17% Chilean corporate income tax but will not be subject to the 35% Chilean withholding tax.

     Taxation on shares acquired after April 19, 2001

     On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired in a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

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

United States Tax Considerations

     The following discussion describes the material U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or shares to a beneficial owner that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed regulations, published rulings and court decisions, all as currently in effect or proposed, any of which is subject to change at any time, possibly with retroactive effect.

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

     In general, if you hold ADSs, you will be treated as the holder of underlying shares represented by those ADSs for US federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below. This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true. The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with claiming the 15% rate applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain non-corporate holders described below could be affected by actions taken by parties to whom ADSs are pre-released.

     Taxation of dividends

     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made in respect of our ADSs or shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction allowed to corporations under the Code. Under recently enacted legislation, dividends received by noncorporate U.S. Holders on ADSs may be subject to U.S. federal income tax at lower rates (generally 15%) than other types of ordinary income if certain conditions are met. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. Distributions in excess of current or accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of your basis in the ADSs or shares and as capital gain thereafter, which will be long-term capital gain if you held our ADSs or shares for more than one year. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

     To the extent such distributions are taxable (as discussed above), you will be required to include such distributions paid in Chilean pesos in a US dollar amount calculated by reference to the exchange rate in effect on the date you actually or constructively received such dividends, regardless of whether the pesos are in fact converted into US dollars at that time. If you hold shares, dividends and gains, if any, are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into US dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

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

     However, subject to generally applicable limitations and restrictions, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the net amount of Chilean income taxes withheld by us. You must satisfy minimum holding-period requirements to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. A foreign tax credit will be denied for foreign taxes withheld on dividends in circumstances where you are under an obligation to make related payments in connection with positions in “substantially similar or related property.” The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. For this purpose, depending on your particular circumstances, dividends paid by us on our ADSs or shares will generally constitute “passive income” or “financial services income.” You are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

     Sale or other disposition

     Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the disposition and your adjusted tax basis in the ADSs or shares. This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition. Capital losses are subject to limitations. Any gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Certain gains recognized upon a sale or exchange of our shares or ADSs (except for ADSs that are disposed of outside Chile) are subject to Chilean income taxes. Due to generally applicable limitations and restrictions, those taxes may not be creditable against your U.S. federal income tax liability. You are urged to consult your tax adviser to determine the extent to which you may be entitled to foreign tax credits with respect to gains recognized upon sale or exchange of our shares or ADSs.

     Passive Foreign Investment Company rules

     We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2003 taxable year. We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitutes passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

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

Commodity Price Risk

     In our electricity generation business we are exposed to market risks arising from the volatility of electricity, natural gas, and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers. In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil. All such contracts that constitute commodity-price sensitive instruments that were held as of December 31, 2003 and 2002 related to electricity and were entered into for purposes other than trading.

     We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We manage our exposure to this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2003 and 2002 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

     We are exposed to the volatility of coal prices in the Chilean and Colombian market. We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2003 and 2002 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

     The following tables sets forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2003 and 2002 differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina. In the construction of these tables management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

	Contract Terms
As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
								in MMUS$
Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720	720	—	—	2,880	(10.03)
Weighted average price in US$/MWh	24	23.2	23.3	23.6	—	—	—	—
Colombia Emgesa and Betania:
Sale of electricity in GWh	4,850	232	—	—	—	—	5,082	12.65
Weighted average price in US$/MWh	27.8	24.9	—	—	—	—	—	—
Purchase of electricity in GWh	102	—	—	—	—	—	102	0.08
Weighted average price in US$/MWh	24.2	—	—	—	—	—	—	—
Brazil CIEN:(1)
Sale of electricity in GWh	7,584	7,744	8,182	9,934	10,400	101,468	145,312	440.22
Weighted average price in US$/MWh	29.9	28.1	27.5	25.7	25.2	25.4	—	—
Purchase of electricity in GWh	2,326	3,086	3,857	6,943	7,735	74,567	98,514	(305.26)
Weighted average price in US$	16.9	15.4	15.7	16.3	16.9	17.0	—	—
Argentina CEMSA:(1)
Sale of electricity in GWh	1,388	2,210	2,762	4,972	5,539	52,055	68,926	298.51
Weighted average price in US$/MWh	15.1	15.5	15.9	16.7	17.5	17.8	—	—
Purchase of electricity in GWh	1,426	2,270	2,837	5,107	5,690	53,308	70,638	(182.51)
Weighted average price in US$	14.3	14.7	15.2	16.1	16.6	18.1	—	—
Argentina COSTANERA — CBA:(1)
Sale of electricity in GWh	1,059	1,685	2,107	3,792	4,225	44,666	57,534	(18.51)
Weighted average price in US$/MWh	15.0	15.0	15.1	15.3	15.4	15.5	—	—

(1)	During 2003 some of the Company’s long-term contracts related to the electricity interconnection business between Argentina and Brazil were amended. Such amendments were primarily made to reduce the quantity of electricity that was sold in the Brazilian market and purchased on Argentine market.

	Contract Terms
As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
								in MMUS$
Chile Endesa Chile:
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in US$/MWh	—	—	—	—	—	—	—	—
Colombia Emgesa and Betania:
Sale of electricity in GWh	4,072	4,784	179	—	—	—	9,035	25.72
Weighted average price in US$/MWh	25.6	24.3	21.6	—	—	—	—	—
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in US$/MWh	—	—	—	—	—	—	—	—
Brazil CIEN:
Sale of electricity in GWh	10,717	12,003	12,046	12,439	12,702	171,239	231,146	913.54
Weighted average price in US$/MWh	26.7	24.9	24.8	24.7	24.7	27.2	—	—
Purchase of electricity in GWh	2.903	6.057	6,787	7,600	8,143	101,174	132,664	(982.6)
Weighted average price in US$	17.2	16.6	16.7	16.9	17.1	18.5	—	—
Argentina CEMSA:
Sale of electricity in GWh	1,609	4,298	5,144	5,761	6,172	76,685	99,669	908.76
Weighted average price in US$/MWh	16.7	16.9	17.2	17.4	17.7	19.6	—	—
Purchase of electricity in GWh	1,645	4,392	5,257	5,887	6,307	78,116	101,604	(802.22)
Weighted average price in US$	16.1	16.3	16.5	16.8	17.0	18.8	—	—
Argentina COSTANERA — CBA:
Sale of electricity in GWh	1,125	3,003	3,594	4,025	4,313	53,334	69,394	264.06
Weighted average price in US$/MWh	16.1	16.2	16.3	16.5	16.6	17.7	—	—

     We do not have material holdings of commodity-price sensitive instruments in our distribution business.

Interest Rate Risk

     As of December 31, 2002 and 2003, 59.8% and 33%, respectively, of our outstanding debt obligations bore interest at floating rates of interest (primarily LIBOR-based and the Chilean interbank rate (TAB)). We manage interest rate risk by maintaining an appropriate mixture of both variable and fixed rate debts. Additionally, we manage interest rate risk through the use of interest rate swaps and collars.

     As of December 31, 2003, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value (1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$ - and UF -denominated	3,889	4,354	75,538	5,088	5,100	196,314	290,283	272,409
Weighted average interest rate	5.5%	5.5%	5.7%	5.7%	5.7%	—	5.6%	—
US$-denominated	33,461	78,837	319,899	84,103	261,071	1,268,837	2,046,207	2,183,179
Weighted average interest rate	7.7%	7.7%	7.9%	7.9%	7.9%	—	7.8%	—
Other currencies (2)	27,960	31,237	98,976	17,280	5,855	22,343	203,650	207,139
Weighted average interest rate	10.7%	10.6%	10.2%	11.9%	12.5%	—	11.1%	—
Variable rate:
Ch$- and UF -denominated	34,553	0	0	0	0	0	34,553	30,396
Weighted average interest rate	4.6%	—	—	—	—	—	4.6%	—
US$-denominated	15,183	28,527	143,599	212,249	181,351	11,452	735,360	736,994
Weighted average interest rate	4.4%	5.7%	6.8%	7.4%	6.7%	8.1%	5.9%	—
Other currencies (2)	263,222	34,478	33,687	28,587	16,652	118,072	494,699	504,586
Weighted average interest rate	14.9%	14.6%	14.1%	13.9%	13.7%	16.0%	14.4%	—

Total	521,268	177,433	671,698	347,306	470,030	1,617,017	3,804,752	3,934,702

(1)	As of December 31, 2003. Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

     By comparison, as of December 31, 2002, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	Contract Terms
								Fair
As of December 31,	2003	2004	2005	2006	2007	Thereafter	Total	Value (1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$ - and UF -denominated	11,566	11,986	13,587	58,181	17,305	169,558	282,184	273,204
Weighted average interest rate	6.0%	6.0%	6.0%	5.9%	5.9%	5.9%	5.9%
US$-denominated	264,715	20,134	88,583	441,179	93,664	1,167,357	2,076,633	2,028,498
Weighted average interest rate	7.4%	7.5%	7.5%	7.5%	7.8%	7.8%	7.6%
Other currencies (2)	22,615	29,374	14,486	68,500	9,093	20,660	167,727	174,506
Weighted average interest rate	8.2%	8.0%	8.1%	7.8%	8.6%	9.7%	8.2%	—
Variable rate:
Ch$ - and UF -denominated	59,812	1,034,123	0	0	0	0	1,093,935	963,997
Weighted average interest rate	5.1%	4.0%	—	—	—	—	4.1%	—
US$-denominated	549,352	1,231,841	28,675	10,793	10,488	22,833	1,853,981	1,811,630
Weighted average interest rate	2.8%	3.6%	5.1	5.7%	6.1%	6.5%	3.4%	—
Other currencies (2)	647,319	27,912	32,613	33,035	25,400	137,655	903,933	887,482
Weighted average interest rate	12.05	11.55	11.5%	11.5%	11.4%	11.3%	11.9%	—

Total	1,558,378	2,355,369	177,943	611,689	155,950	1,518,063	6,377,393	6,139,317

(1)	As of December 31, 2002. Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Foreign Currency Risk

     We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of our revenues are linked to the US dollar either directly or indirectly. For example, up to 90% of revenues of Endesa-Chile, in Chile, are linked to the US dollar. Despite these natural hedges, to a certain extent we remain subject to such exchange rate fluctuations between the Chilean peso and the US dollar, which we manage through the use of US dollar/UF forward foreign exchange contracts.

     Prior to our acquisition of a controlling interest in Endesa-Chile, we did not manage foreign exchange rate risk. This risk management policy changed in 1999 due to the instability of the Chilean peso and the change in the trend, in which the UF, or inflation-indexed peso, began to devaluate against the United States dollar. We now manage foreign currency risk on a consolidated basis to the extent that such risks are not managed at the subsidiary level, for those amounts not fully hedged for our proportionate equity interest in such subsidiaries. In order to hedge the risk of fluctuations between the US dollar and the Chilean peso, we enter into forward foreign currency contracts. In addition, through Endesa-Chile, we enter into exchange rate swaps, futures and other similar derivative instruments in order to hedge the currency fluctuations in foreign currency debt.

     Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the US dollar and the Chilean peso, due to the application of Technical Bulletin No. 64. Under this Chilean accounting standard, the effects of re-measuring many of our non-Chilean investments into US dollars are recorded in income, while the accumulated effects of Chilean peso to US dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement, due to the effects of Chilean inflation on such foreign investment amounts.

     Foreign currency gains and losses are included in the results from operations for the period together with price-level restatement.

     As of December 31, 2003, the recorded values for our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value (1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
US$-denominated	33,461	78,837	319,899	84,103	261,071	1,268,837	2,046,207	2,183,179
Other currencies (2)	27,960	31,237	98,976	17,280	5,855	22,343	203,650	207,139
Variable rate
US$-denominated	158,183	28,527	143,599	212,249	181,351	11,452	735,360	736,994
Other currencies (2)	263,222	34,478	33,687	28,587	16,653	118,072	494,699	504,586
Other instruments (3)
US$-denominated assets	162,800	132,903	—	—	—	—	295,703	295,703
Assets in other currencies (2)	579,672	21,437	25,074	28,896	12,564	—	667,643	667,643
Forward contracts
(receive US$/Pay Ch$) (1)	(90,258)	—	—	—	—	—	(90,258)	6,720
Other foreign currency derivatives (2)	517,361	45,488	768,674	—	172,202	—	1,503,726	(37,946)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$593.80 = US$1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the €, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements.)

     As of December 31, 2002, the recorded values for our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
								Fair Value
As of December 31,	2003	2004	2005	2006	2007	Thereafter	Total	(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
US$-denominated	264,715	20,134	88,583	441,179	93,664	1,167,357	2,075,633	2,028,498
Other currencies(2)	25,615	29,374	14,486	68,500	9,093	20,660	167,727	174,506
Variable rate:
US$-denominated	549,352	1,231,841	28,675	10,793	10,488	22,833	1,852,981	1,811,630
Other currencies(2)	647,319	27,912	32,613	33,035	25,400	137,655	903,933	887,482
Other instruments(3)
US$-denominated assets	274,016	—	—	—	—	—	274,016	274,016
Assets in other currencies(2)	510,133	—	—	—	—	—	510,133	510,133
Forward contracts
(receive US$/Pay Ch$-UF)(1)	271,635	0	0	0	0	0	271,635	(1,116)
Other foreign currency derivatives(2)	786,105	537,726	60,107	996,171	0	58,854	2,408,962	13,194

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2002, which was Ch$718.61 = US$1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the €, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements.)

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

E. Use of proceeds.

     Not applicable.

Item 15. Controls and Procedures

     Enersis’ management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Enersis’ disclosure controls and procedures as of December 31, 2003. Based on this evaluation, Enersis’ Chief Executive Officer and Chief Financial Officer concluded that Enersis’ disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Enersis is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Enersis’ management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

     There have been no significant changes in Enersis’ internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Although we have not determined whether any particular member of our Board of Directors is a “financial expert” in accordance with SEC rules and regulations, and therefore, have not named any particular member of such board as our “Audit Committee Financial Expert”, we believe that several members of the Board have an understanding of Chilean GAAP, the ability to assess the general application of Chilean GAAP in connection with the accounting for estimates, accruals and reserves, experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our consolidated financial statements, an understanding of internal controls over financial reporting, and an understanding of audit committee functions. These members of our Board of Directors also have experience assessing the performance of Enersis, S.A. and its consolidated subsidiaries and overseeing our external auditors with respect to the preparation, auditing and evaluation of our consolidated financial statements.

Item 16B. Code of Ethics

     The standards of ethical conduct at Enersis are governed by means of two corporate rulings or policies: the Charter Governing Executives (estatutos del directivo) and the Internal Regulations on Conduct in Securities Markets.

     The Charter Governing Executives, approved as a corporate statute, was adopted by the Board of Directors in May 2003 and is applicable to all managers contractually related to Enersis, including the Chief Executive Officer, the Chief Financial Officer and other senior financial officers of the Company, and to all controlled subsidiaries in which Enersis is the majority shareholder, both in Chile and internationally. The objective of this statute is to establish standards for the governance of our management’s actions.

     The Internal Regulations on Conduct in Securities Markets, adopted by Enersis’ Board of Directors in January 2002, sets the criteria to be followed in market operations in order to make the market more transparent and to protect market investors. It is applicable to members of the Board of Directors, the senior executives and the executives and employees of Enersis determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

     A copy of these documents is also available at request, free of charge, by writing or telephoning us at:

ENERSIS S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682

     During fiscal year 2003, there have been no amendments to any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets.

     No waivers from any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2003.

Item 16C. Principal Accountant Fees and Services

     Audit fees are fees for professional services performed by our auditors for the audit of the Company’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings. Audit related fees consist mainly of accounting consultations and audits in connection with acquisitions and disposals of businesses, reviews of internal controls and advice on accounting control policies and procedures, attest services not required by statute or regulation and consultations concerning financial accounting and reporting standards.

     Audit-related fees are fees related to the performance of the audit or review of Enersis’ financial statements that are not covered by the audit fees. Typical examples of audit-related fees are those fees associated with non-periodic consultations and issuances.

     The following table summarize the fees to our independent external auditors for the year ended December 31, 2003:

		Other
	Deloitte	Auditors	Total
	(in US$ millions)
Audit fees	1.53	0.47	2.00
Audit-related fees	0.78	0.36	1.14
Tax fees	0.0	0.0	0.0
Other fees (1)	0.234	0.04	0.274
Total fees	2.544	0.87	3.414

(1) US$0.255 million of the total other fees correspond to a project carried out by the Company that has the collaboration of Deloitte and Ernst & Young related to the development of an Internal Control Project associated with the Sarbanes Oxley Act. US$0.0185 million of the total other fees corresponds to a study of transfer prices in Argentina, a study of the maximum debt limit and the participation of external auditors in a data room when our subsidiary Rio Maipo was sold.

     The following table summarize the fees to our independent external auditors for the year ended December 31, 2002:

		Other
	Deloitte	Auditors	Total
	(in US$ millions)
Audit fees	1.57	0.43	2.00
Audit-related fees	0.044	0.012	0.056
Tax fees	0.0	0.0	0.0
Other fees (1)	0.078	0.003	0.081
Total fees	1.692	0.445	2.137

(1) The other fees rendered consist of the following services and expenditures: accounts receivables revision and restructuring of Cerj, regulated assets revision in Brazil, special capitalization certificate in Colombia, tax filing for CAM and Synapsis, and the evaluation of deferred taxes for Endesa-Chile.

Each year the Directors Committee submits to the Board of Directors a proposal with the name or names of potential external auditors for the Company. This proposal relates only to the selection of the external auditors who will perform the audit of Enersis’ financial statements in that year. The Directors Committee proposal may be adopted or not adopted by the Board of Directors. If such proposal is not adopted by the Board of Directors, the Board of Directors will propose one or more other audit firms to perform the audit of Enersis’ financial statements in that year. In either case, the actual selection of the external auditor is made by the shareholders’ meeting, which votes on the proposal of the Directors Committee adopted by the Board of Directors or, if the Board of Directors does not adopt the Directors Committee proposal, chooses between the audit firm or firms recommended by the Directors Committee and the audit firm or firms recommended by the Board of Directors. Any engagement of the external auditor to perform services in addition to the audit of the financial statements is pre-approved by the Board of Directors.

Item 16D. Exemptions from Listing Requirements for Audit Committees

     Not Required.

Item 16E. Purchases of Equity Securities by One Issuer and Affiliated Persons

     Not Required.

PART III

Item 17. Financial Statements

     None.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).

4.1	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (Spanish version) (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.2	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (English version) (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

8	List of Subsidiaries (incorporated by reference to Exhibit 21 of our Form F-4 filed with the Securities and Exchange Commission on June 2, 2004).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

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

Date: June 30, 2004

Enersis S.A. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Enersis S.A.:

1.	We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2003 (expressed in constant Chilean pesos). Our audit also included the financial statements schedules listed in the index to Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the years ended December 31, 2002 and 2003 of Empresa Nacional de Electricidad S.A. and certain of its subsidiaries and investees or the financial statements for the year ended December 31, 2002 of the subsidiary Empresa Distribuidora Edesur S.A. These financial statements reflect total combined assets constituting 34.44% and 25.66% on a Chilean GAAP basis and 34.27% and 22.99% on a US GAAP basis, of consolidated total assets at December 31, 2002 and 2003 respectively, and total combining revenues constituting 30.40% and 23.72% of consolidated total revenues on both a Chilean GAAP and US GAAP basis for the years then ended, respectively. Those statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such auditors.

2.	We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (Unites States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3.	In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enersis S.A. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

4.	As discussed in Note 2 a (iii) to the consolidated financial statements, the accompanying consolidated statement of cash flows for the year ended December 31, 2001 has been restated under Chilean GAAP.

5.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

6.	As discussed in Note 37 to the consolidated financial statements, the information relating to the nature and effect of the differences between Chilean GAAP and US GAAP has been restated for the years ended December 31, 2001 and 2002.

7.	Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Deloitte & Touche Sociedad de Auditores Consultores Limitada

Santiago, Chile
January 24, 2004
(except for Notes 2(a), 2(c), 37 and 38 for which the date is June 25, 2004)

Report of Independent Auditors

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. Our audits also included the financial statement Schedule 1 – Condensed financial information. These financial statements and Schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and Schedule based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.06 percent and 49.61 percent as of December 31, 2002 and 2003, respectively, and total revenues representing of 31.93 percent and 39.38 percent for the years ended December 31, 2002 and 2003, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented total assets of 0.87 percent and 1.07 percent of total assets as of December 31, 2002 and 2003, respectively, and net income representing 61.23 percent and 14.87 percent of the consolidated net income for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

ERNST & YOUNG LTDA.
Santiago, Chile
January 23, 2004
(except for Notes 32 and 34 for which the date is May 1, 2004)

Report of Independent Registered Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Endesa Colombia S.A.:

We have audited the balance sheets of Endesa Colombia S.A. (the “Company”) as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 18, 2002.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Endesa de Colombia S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 18 to the financial statements.

Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004	DELOITTE AND TOUCHE LTDA.

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries:

We have audited the consolidated balance sheet of Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries (the “Company”) as of December 31, 2003, and the related consolidated statement of income and cash flows for the year then ended, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and its Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the financial statements.

Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 26 for which the date is April 30, 2004	DELOITTE AND TOUCHE LTDA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Endesa Argentina S.A.

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended (not separately presented herein). These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, were audited by other auditors who were a member firm of a worldwide organization that has ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated March 8, 2002, which included emphasis paragraphs expressing the uncertainty on the Company’s capacity to meet its obligations and continue operations, and discussing the major effects that the severe changes made by the Argentinean Government to the economic model and to the International Exchange Law that had been in force since 1991 might have on the Company.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the financial statements.

Buenos Aires, January 22, 2004, except for Note 40 for which the date is April 30, 2004.

DELOITTE & Co. S.R.L.

CARLOS A. LLOVERA (Partner)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
EMPRESA DISTRIBUIDORA SUR S.A.
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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of EDESUR S.A. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2002 and the results of operations for the year ended December 31, 2002, to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina
February 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member Firm of Ernst & Young Global)

EZEQUIEL A. CALCIATI
Partner

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada – GO, Brazil

We have audited the balance sheets of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

January 17, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro – RJ, Brazil

We have audited the accompanying consolidated balance sheets of CIEN – Companhia de Interconexão Energética as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CIEN – Companhia de Interconexão Energética S.A. and subsidiaries as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Rio de Janeiro, Brasil
January 17, 2004

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
ASSETS	2002	2003	2003
	ThCh$	ThCh$	ThUS$
CURRENT ASSETS
Cash	48,666,727	26,370,232	44,409
Time deposits	147,083,163	256,254,606	431,550
Marketable securities	1,558,723	11,155,741	18,787
Accounts receivable, net	463,428,121	467,170,365	786,747
Notes receivable, net	5,182,662	8,362,627	14,083
Other accounts receivable, net	63,403,857	94,194,266	158,630
Amounts due from related companies	197,352,823	17,060,125	28,730
Inventories	60,986,480	44,308,194	74,618
Income taxes recoverable	54,980,336	61,286,338	103,210
Prepaid expenses	7,742,678	16,452,494	27,707
Deferred income taxes	42,958,648	69,459,772	116,975
Other current assets	133,341,824	73,928,782	124,501

Total current assets	1,226,686,042	1,146,003,542	1,929,949

PROPERTY, PLANT AND EQUIPMENT
Land	131,203,835	115,453,784	194,432
Buildings and infrastructure and works in progress	11,738,526,563	10,053,936,197	16,931,519
Machinery and equipment	1,998,142,088	1,762,236,656	2,967,728
Other plant and equipment	540,209,473	348,089,694	586,207
Technical appraisal	753,652,675	619,471,230	1,043,232
Accumulated depreciation	(5,183,481,869)	(4,802,827,051)	(8,088,291)

Total property, plant and equipment, net	9,978,252,765	8,096,360,510	13,634,827

OTHER ASSETS
Investments in related companies	196,105,799	180,211,471	303,488
Investments in other companies	161,061,462	133,460,297	224,756
Goodwill, net	855,988,634	780,397,218	1,314,243
Negative goodwill, net	(96,124,680)	(79,234,632)	(133,437)
Long-term receivables	127,109,018	127,935,044	215,451
Amounts due from related companies	907,149	129,103,833	217,420
Intangibles	81,725,052	77,170,981	129,961
Accumulated amortization	(34,994,773)	(39,272,322)	(66,137)
Other assets	241,143,152	180,611,025	304,161

Total other assets	1,532,920,813	1,490,382,915	2,509,907

TOTAL ASSETS	12,737,859,620	10,732,746,967	18,074,683

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2003	2,003
	ThCh$	ThCh$	ThUS$
CURRENT LIABILITIES:
Short-term debt due to and financial institutions	429,299,753	312,156,562	525,693
Current portion of long-term debt due to banks and financial institutions	611,314,573	165,695,013	279,042
Promissory notes	13,321,409	—	—
Current portion of bonds payable	503,486,357	70,945,193	119,477
Current portion of long-term notes payable	42,045,203	21,433,863	36,096
Dividends payable	14,699,745	3,158,548	5,319
Accounts payable	224,296,744	215,444,227	362,823
Short-term notes payable	4,881,405	21,069,881	35,483
Miscellaneous payables	74,151,727	43,916,496	73,958
Amounts payable to related companies	16,448,569	30,748,293	51,782
Accrued expenses	85,779,624	53,704,224	90,442
Withholdings	56,040,617	63,702,463	107,279
Income taxes payable	27,807,349	47,840,056	80,566
Deferred income	9,176,531	11,975,374	20,167
Other current liabilities	60,137,375	65,360,835	110,072

Total current liabilities	2,172,886,981	1,127,151,028	1,898,200

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,708,252,057	833,894,860	1,404,336
Bonds payable	2,118,824,024	2,299,294,966	3,872,171
Long-term notes payable	197,801,287	145,343,166	244,768
Accounts payable	22,832,594	26,802,731	45,138
Amounts payable to related companies	998,174,521	84,320	142
Accrued expenses	254,486,113	317,416,983	534,552
Deferred income taxes	52,841,577	24,748,583	41,678
Other long-term liabilities	105,015,620	60,336,617	101,611

Total long-term liabilities	5,458,227,793	3,707,922,226	6,244,396

MINORITY INTEREST	4,091,108,748	3,349,281,823	5,640,421

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	758,720,279	2,227,711,340	3,751,619
Additional paid-in capital	33,703,758	159,323,362	268,311
Other reserves	47,348,383	(25,671,685)	(43,233)
Retained earnings	406,835,727	176,016,726	296,424
Net income (loss) for the year	(225,985,568)	12,467,863	20,997
Deficit of subsidiaries in development stage	(4,986,481)	(1,455,716)	(2,452)

Total shareholders’ equity	1,015,636,098	2,548,391,890	4,291,667

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,737,859,620	10,732,746,967	18,074,683

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	3,089,974,569	2,510,731,952	2,352,333,380	3,961,491
COST OF SALES	(2,045,565,193)	(1,747,350,860)	(1,651,731,835)	(2,781,630)

GROSS PROFIT	1,044,409,376	763,381,092	700,601,545	1,179,861
ADMINISTRATIVE AND SELLING EXPENSES	(282,320,171)	(225,410,287)	(169,503,861)	(285,456)

OPERATING INCOME	762,089,205	537,970,805	531,097,684	894,405

NON-OPERATING INCOME AND EXPENSE:
Interest income	57,158,760	86,137,470	67,235,139	113,229
Equity in income of related companies	3,665,585	15,146,206	17,754,503	29,900
Other non-operating income	196,640,517	311,225,325	197,576,789	332,733
Equity in loss of related companies	(14,471,370)	(6,799,786)	(237,707)	(400)
Amortization of goodwill	(81,382,111)	(511,407,613)	(53,228,237)	(89,640)
Interest expense	(457,329,288)	(449,331,872)	(420,432,628)	(708,037)
Other non-operating expenses	(185,768,536)	(238,208,379)	(248,024,672)	(417,691)
Price-level restatement, net	2,196,826	5,014,539	(4,499,391)	(7,577)
Exchange difference, net	(30,848,078)	(16,271,349)	(6,054,305)	(10,196)

NON-OPERATING EXPENSE, NET	(510,137,695)	(804,495,459)	(449,910,509)	(757,680)

INCOME (LOSS) BEFORE INCOME TAXES	251,951,509	(266,524,654)	81,187,175	136,725
INCOME TAXES	(131,148,638)	(66,677,155)	(41,570,717)	(70,008)
EXTRAORDINARY ITEMS		(22,599,396)	—

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	120,802,871	(355,801,205)	39,616,458	66,717
MINORITY INTEREST	(126,404,145)	16,445,385	(78,324,793)	(131,904)

LOSS BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(5,601,274)	(339,355,820)	(38,708,335)	(65,187)
AMORTIZATION OF NEGATIVE GOODWILL	48,176,847	113,370,252	51,176,198	86,184

NET INCOME (LOSS) FOR THE YEAR	42,575,573	(225,985,568)	12,467,863	20,997

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
	As restated
Net income(loss) for the year	42,575,573	(225,985,568)	12,467,863	20,997
GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(5,791,785)	(1,106,875)	6,254,224	10,533
Gain on sale of investments		—	(89,285,108)	(150,362)
Losses on sale of other assets		—	399,487	673
Charges (credits) to income which do not represent cash flows:
Depreciation	430,280,646	459,015,845	396,415,628	667,591
Amortization of intangibles	8,112,291	10,493,180	8,583,470	14,455
Write-offs and accrued expenses	84,131,101	56,497,694	54,402,387	91,617
Equity in income of related companies	(3,665,585)	(15,146,206)	(17,754,503)	(29,900)
Equity in losses of related companies	14,471,370	6,799,786	237,707	400
Amortization of goodwill	81,382,111	511,407,613	53,228,237	89,640
Amortization of negative goodwill	(48,176,847)	(113,370,252)	(51,176,198)	(86,184)
Price-level restatement, net	(2,196,826)	(5,014,539)	4,499,391	7,577
Exchange difference, net	30,848,078	16,271,349	6,054,305	10,196
Other credits to income which do not represent cash flows	(86,272,467)	(231,345,363)	(29,777,139)	(50,147)
Other changes to income which do not represent cash flows	70,095,915	149,131,944	153,256,564	258,095
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	121,160,874	56,532,837	(84,407,019)	(142,147)
Decrease in inventory	1,223,503	11,886,420	10,372,331	17,468
Decrease (increase) in other assets	24,672,940	(23,278,402)	19,368,706	32,618
Changes in liabilities which affect cash flows:
Decrease in accounts payable associated with operating results	(62,807,832)	(50,083,576)	31,758,837	53,484
Increase (decrease) in interest payable	7,904,077	55,676,296	(11,090,838)	(18,678)
Decrease in income tax payable	(54,614,079)	(46,296,619)	(41,018,493)	(69,078)
Increase in other accounts payable associated	(94,807,159)	30,330,183	39,198,600	66,013
Net decrease (increase) in value added tax and other similar taxes payable	(118,803,844)	(1,910,207)	24,163,738	40,693
Income (loss) attributable to minority interest	126,404,145	(16,445,385)	78,324,793	131,904

Net cash flows provided by operating activities	566,126,200	634,060,155	574,476,970	967,459

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares to minority shareholders		1,924,710	546,464,851	920,284
Proceeds from the issuance of debt	1,956,268,705	988,703,723	1,022,598,818	1,722,127
Proceeds from bond issuances	283,178,595	132,830,563	828,121,856	1,394,614
Other sources of financing	58,500,047	26,611,951	24,038,068	40,482
Distribution of capital in subsidiary		(120,479,434)	(24,031,631)	(40,471)
Dividends paid	(145,912,135)	(101,450,778)	(80,795,294)	(136,065)
Payment of debt	(1,888,763,092)	(1,105,491,293)	(2,128,072,013)	(3,583,819)
Payment of bonds	(253,850,026)	(29,640,676)	(487,071,031)	(820,261)
Payment of loans obtained from related companies	(101,909,144)	(44,833,529)	(4,467,535)	(7,524)
Payment of share issuance costs		—	(10,831,654)	(18,241)
Payment of bond issuance costs	(1,006,108)	(11,252,187)	(5,681,393)	(9,568)
Other disbursements for financing	(44,052,058)	(24,813,311)	(116,030,617)	(195,404)

Net cash used in financing activities	(137,545,216)	(287,890,261)	(435,757,575)	(733,846)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	19,913,882	22,831,460	160,760,440	270,732
Sales of investment in related companies		—	121,827,367	205,166
Other loans received from related companies		—	24,972,489	42,055
Proceeds from loans obtained from related parties	5,581,221
Other receipts from investments	13,812,607	18,741,707	49,788,337	83,847
Additions to property, plant and equipment	(344,969,273)	(321,094,597)	(258,785,648)	(435,813)
Long-term investments	(13,008,535)	(23,699,930)	(2,987,209)	(5,031)
Investment in financial instruments	—	(731,647)	—
Other loans granted to related companies	(235,951)	—	(312,412)	(526)
Other investments disbursements	(10,829,373)	(36,294,538)	(6,887,966)	(11,600)

Net cash provided by (used in) investing activities	(329,735,422)	(340,247,545)	88,375,398	148,830

POSITIVE NET CASH FLOW FOR THE PERIOD	98,845,562	5,922,349	227,094,793	382,443
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(75,746)	(2,524,628)	(119,497,566)	(201,242)

NET INCREASE IN CASH AND CASH EQUIVALENTS	98,769,816	3,397,721	107,597,227	181,201
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	121,236,061	220,005,877	223,403,598	376,227

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	220,005,877	223,403,598	331,000,825	557,428

The accompanying notes are an integral part of these consolidated financial statements

F-15

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of	Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	(loss) for
	capital	capital	reserves	earnings	development stage	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2001	707,398,979	31,423,970	6,038,042	264,427,970	1,228,679	90,082,590	1,100,600,230
Transfer of prior year income to retained earnings	—	—	—	90,082,590		(90,082,590)	—
Dividends	—	—	—	(14,976,824)		—	(14,976,824)
Deficit of subsidiaries in the development stage					(399,387)		(399,387)
Price-level restatement of capital	21,929,368	974,144	187,179	10,615,407	38,089	—	33,744,187
Cumulative translation adjustment	—	—	19,291,937	—	—	—	19,291,937
Net income for the year	—	—	—	—	—	40,926,246	40,926,246

As of December 31, 2001	729,328,347	32,398,114	25,517,158	350,149,143	867,381	40,926,246	1,179,186,389

As of December 31, 2001 (1)	736,621,630	32,722,095	25,772,330	353,650,634	876,055	41,335,508	1,190,978,253

As of January 1, 2002	729,328,347	32,398,114	25,517,158	350,149,143	867,381	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	40,926,246	—	(40,926,246)	—
Changes in equity of affiliates	—	—	—	—	—	—	—
Deficit of subsidiaries in the development stage	—	—	—	—	(5,830,512)	—	(5,830,512)
Cumulative translation adjustment	—	—	20,596,914	—	—	—	20,596,914
Price-level restatement of capital	21,879,850	971,943	765,515	11,732,261	26,021	—	35,375,590
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294

As of December 31, 2002 (1)	758,720,279	33,703,758	47,348,383	406,835,727	(4,986,481)	(225,985,568)	1,015,636,098

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

As of December 31, 2003 (2)	3,751,619	268,311	(43,233)	296,424	(2,452)	20,997	4,291,667

(1) Restated in thousands of constant Chilean pesos as of December 31, 2003.
(2) Restated in thousands of constant US$ as of December 31, 2003

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003, except as stated)
As of and for the years ended December 31, 2002 and 2003

Note 1. Description of Business

Enersis S.A. (the “Company”) is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendency of Securities and Insurance (the “SVS”). The Company issued publicly registered American Depositary Receipts in 1993 and 1996. Enersis S.A. is a reporting company under the United States Securities and Exchange Act of 1934.

The Company’s subsidiaries, Chilectra S.A. and Empresa Nacional de Electricidad S.A. (Endesa S.A.) are registered in the Securities Register under No. 0321 and 0114, respectively.

Note 2. Summary of Significant Accounting Policies

a)	General

(i)	The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Chile and the regulations established by the SVS (collectively “Chilean GAAP”), and the specific corporate regulations of Law No.18,046, related to the formation, registration and liquidation of Chilean corporations, among others. Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year’s presentation.

The preparation of financial statements in conformity with Chilean GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

In certain cases generally accepted accounting principles in Chile require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii)	Reclassifications — For purposes of comparison, the following reclassifications were made in the 2001 and 2002 financial statements:

2001:

Balance sheet reclassifications

Charge
From	(credit)
ThCh$

Notes receivable	(6,398,225)
Goodwill	3,425,245
Land	(34,495,002)
Technical appraisal	17,288,335
Current portion of long-term notes payable	5,626,907
Miscellaneous payables	(5,775,304)
Due to banks and financial institutions	(17,721,033)
Other long-term liabilities	(21,735,599)
Other reserves	1,222,846

Charge
To	(credit)
ThCh$

Other accounts receivable, net	6,398,225
Negative goodwill, net	(3,425,245)
Other assets	34,495,002
Accumulated depreciation	(17,288,335)
Current portion of long-term debt
due to banks and financial institutions	(4,665,731)
Other current liabilities	4,814,129
Short-term notes payable	18,637,958
Bonds payable	20,818,673
Deficit during development period of subsidiary	(1,222,846)

Statement of operations reclassifications

Charge
From	(credit)
ThCh$

Other non-operating expenses	1,601,933
Income taxes	(4,489,018)
Deferred income taxes	(2,416,758)
Amortization of negative goodwill	(250,628)

Charge
To	(credit)
ThCh$

Other non-operating income	1,960,016
Interest expense	3,665,824
Foreign currency translation, net	(321,997)
Amortization of goodwill	250,628

Statement of Cash flow reclassifications

Charge
From	(credit)
ThCh$

Other credits to income which do not represent cash flows	24,492,823
Other charges to income which do not represent cash flows	915,649

Charge
To	(credit)
ThCh$

Other accounts payable associated with non-operating results	(24,492,823)
Other disbursements for financing Amortization of intangibles	(915,649)

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002:

Balance sheet reclassifications

From	Charge
ThCh$

Technical appraisal	5,600,813
Accounts payable long-term	25,294,270
Deferred income taxes long-term	9,516,702

To	Credit
ThCh$

Accumulated depreciation	(5,600,813)
Accrued expenses long-term	(25,294,270)
Deferred income taxes short-term	(9,516,702)

Statement of operations reclassifications

From	Credit
ThCh$

Other non-operating expenses	(5,400,191)

To	Charge
ThCh$

Interest expense	5,400,191

(iii)	Restatement of the 2001 Chilean GAAP Statement of Cash Flows

As disclosed in our 2002 Form 20-F, we have reclassified:

(a)	A cash “outflow of ThCh$85,102,292 for interest payments previously classified in “Payment of bonds” (financing) to (i) “Other accounts payable associated with non-operating results” (operating), in the amount of ThCh$78,596,592, and (ii) “Decrease in interest payable” (operating) in the amount of ThCh$7,356,723 and

(b)	A net cash inflow of ThCh$17,297,324 from the settlement of forward exchange contracts, used to hedge the Company’s exposure to the U.S. dollar, previously classified in “Other charges to income not representing cash flows” (operating) to: (i) “Other sources of financing” (financing), in the amount of ThCh$27,862,275 (for receipts from derivative contracts) and (ii) “Other disbursements for financing”, in the amount of ThCh$10,391,978 (for cash outflow from these derivative contracts).

We have redefined these reclassifications as restatements under Chilean and U.S. GAAP, on the face of the statement of cash flows and in Note 37, Differences Between Chilean and United States Generally Accepted Accounting Principles (“Note 37”). The effect of the restatements on the Chilean GAAP 2001 Statement of Cash Flows inclusive of inflation restatement is set forth in the table below. Additionally, we have reclassified a cash out flow of ThCh$178,940,560 for the repurchase of Yankee bonds, previously classified in “Other investments disbursements” (investing) to “Payment of bonds” (financing) as that repurchase was made for cancellation of the bonds and not made with the intention of resale in the short term.

Additionally, we have reclassified a cash out flow of ThCh$178,940,560 for the repurchase of Yankee bonds, previously classified in “Other investments disbursements” (investing) to “Payment of bonds” (financing) as that repurchase was made for cancellation of the bonds and not with the intention of resale in the short term.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash flow provided by (used in)	Operating	Financing	Investing
for the period ended December 31, 2001	activities	activities	activities
	ThCh$	ThCh$	ThCh$

As previously reported	662,920,609	(61,414,127)	(503,639,586)
Price level restatement as of December 31, 2003	6,629,206	(614,141)	(5,036,396)

Subtotal	669,549,815	(62,028,268)	(508,675,982)

Interest payments	(85,953,318)	85,953,315
Settlement of forward exchange contracts	(17,470,297)	17,470,297
Repurchase of Yankee bonds		(178,940,560)	178,940,560

Subtotal	(103,423,615)	(75,516,948)	178,940,560

As restated	566,126,200	(137,545,216)	(329,735,422)

(iv)	The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

Company	Percentage participation in voting rights as of December 31,
	2001	2002		2003
	Total	Total	Direct	Indirect	Total

Chilectra S.A.	98.24	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A. (2)	98.74	98.74	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	0.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	99.931	0.69	100.62
Endesa Chile S.A. (4)	59.98	59.981	59.981	—	59.981
Enersis de Argentina S.A. (3)	100.00	100.00	—	—	—
Enersis Internacional Ltda.	100.00	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	54.54	55.683	15.93	39.753	55.683
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.093	16.023	49.07	65.093
Luz de Bogotá S.A. (1)	44.66	44.661	25.714	18.946	44.661
Cerj	58.16	61.95	26.47	45.35	71.81
Investluz (1)	47.02	48.41	15.61	36.389	51.999
Enersis Energía de Colombia S.A. (3)	100.00	100.00	—	—	—

(1)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce and Luz de Bogotá S.A. is Parent Company of Codensa S.A.. The Company obtained shareholder agreements dated June 25, 1999, from Endesa International, the majority shareholder of these companies, giving the Company the right to elect a majority of the Board of Directors. The Superintendency of Securities and Insurance was notified on June 28, 1999.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	On April 30, 2003, Compañía Eléctrica del Río Maipo S.A. was sold to Compañía General de Electricidad Industrial S.A. and, as a result, that company ceased to be reflected in our consolidation from January 1, 2003 and was treated as an equity — method investee until its sale.

(3)	Enersis de Argentina S.A. and Enersis Energía de Colombia S.A. have been dissolved during 2003.

(4)	Consolidated subsidiaries of Endesa Chile S.A. area detailed as follows:

	Percentage participation in voting
Company name	rights as of December 31,
	2001	2002	2003
	Total	Total	Direct	Indirect	Total
	%	%	%	%	%

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	93.66	92.65	92.65	—	92.65
Endesa Argentina S.A.	99.99	99.99	99.99	—	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	92.48	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A. (*)	60.00	60.00	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	51.93	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (*)	100.00	100.00	—	—	—
Inecsa 2000 S.A. (*)	97.32	97.32	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (*)	99.95	99.95	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	—	85.62	85.62
Endesa de Colombia S.A.	100.00	100.00	5.10	94.90	100.00
Lajas Inversora S.A.	100.00	100.00	—	100.00	100.00
Centrais Electricas Cachoeira Dourada S.A.	99.51	99.59	—	99.61	99.61
Capital de Energía S.A.	50.90	50.90	—	50.90	50.90
Emgesa S.A (**)	48.48	48.48	—	48.48	48.48
Edegel S.A.	63.56	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (***)	100.00	100.00	—	100.00	100.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.90	0.10	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada	100.00	100.00	—	100.00	100.00

(*)	On June 23, 2003 Infraestructura 2000 Holding and its consolidated subsidiaries was sold, and a result, these companies ceased to be consolidated in our financial statements Chile-from January 1, 2003 and were treated as equity — method investees until their sale. On June 23, 2003 these companies were sold as part of the sale of Infraestructura 2000.

(**)	Endesa-Chile exercise control over this company due to agreement with other shareholders.

(***)	Endesa-Chile directly owns all of shares A, which compose 50% of share capital of this company. Only shares A have voting rights – other shareholders do not have voting rights.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The participation in voting rights is equal to economic participation in all subsidiaries except from those presented as follows:

Company	Percentage participation in voting rights as of December 31,
	2001	2002		2003
	Total	Total	Direct	Indirect	Total

Chilectra S.A.	98.24	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A. (2)	98.74	98.74	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	0.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	99.931	0.69	100.62
Endesa Chile S.A. (4)	59.98	59.981	59.981	—	59.981
Enersis de Argentina S.A. (3)	100.00	100.00	—	—	—
Enersis Internacional Ltda.	100.00	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	54.54	55.683	15.93	39.753	55.683
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.093	16.023	49.07	65.093
Luz de Bogotá S.A. (1)	44.66	44.661	25.714	18.946	44.661
Cerj	58.16	61.95	26.47	45.35	71.81
Investluz (1)	47.02	48.41	15.61	36.389	51.999
Enersis Energía de Colombia S.A. (3)	100.00	100.00	—	—	—

	Percentage of economic
	participation as of December 31,
	2001	2002	2003
	%	%	%

Lajas Inversora S.A.	92.88	92.88	92.88
Centrais Electricas Cachoeira Dourada S.A.	92.51	92.51	92.51
Emgesa S.A.	22.36	22.36	22.36
Edegel S.A.	37.9	37.9	37.9
Capital de Energía S.A.	43.58	43.58	43.58
Compañía Eléctrica San Isidro S.A.	75	75	75
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

Economic participation is calculated taking into account Enersis participation in share capital of its subsidiaries and equity method investees.

b)	Years covered

These financial statements reflect the Company’s financial position as of December 31, 2002 and 2003, and the results of its operations, the changes in its shareholders’ equity and its cash flows for years ended December 31, 2001, 2002 and 2003.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c)	Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year ended December 31, 2003 was approximately 7.25%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, all equity accounts and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 25).

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the National Institute of Statistics and based on the “prior month rule,” in which the inflation adjustments are based on the CPI at the close of the month preceding the close of the respective year or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index that most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile, and consequently it is widely used for financial reporting purposes.

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	November 30,

November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,

December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%

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

Ch$

December 31, 2001	16,262.66
December 31, 2002	16,455.03
December 31, 2003	16,946.03

Comparative financial statements

For comparative purposes, the 2002 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2003, purchasing power.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2003 of Ch$593.80 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d)  Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 33. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

Currency	Symbol
	used	2001	2002	2003
		Ch$	Ch$	Ch$

United States dollar	US$	654.79	718.61	593.80
British pound sterling		£948.01	1,152.91	1,056.21
Colombian peso	$Col	0.29	0.25	0.21
New Peruvian sol	Soles	190.29	204.73	171.62
Brazilian real	Rs	282.97	203.57	205.52
Japanese yen		¥4.99	6.07	5.55
Euro		€578.18	752.55	744.95
Pool Unit (IBRD)(1)	UP	7,742,160.26	9,089,158.76	8,408,776.27
Unidad de Fomento (UF)	UF	16,262.66	16,744.12	16,920.00
Unit of Account (IDB) (1)	UC	929.26	1,093.75	970.23
Argentine peso	$Arg	385.17	219.09	200.61

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.

e)  Time deposits and marketable securities

Time deposits are presented at original placement plus accrued interest and UF indexation adjustments, as applicable. Marketable securities include investments in quoted shares that are valued at the lower of cost or market value. The investments are in both short-term highly liquid fixed rate investment shares and mutual fund units valued at cost plus interest and indexation or redemption value as appropriate (Note 4).

f)  Allowance for doubtful accounts

Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). Write-offs of uncollectible accounts amounted ThCh$147,840,906 to ThCh$116,503,027 and ThCh$104,385,199 for the years ended December 31, 2001, 2002 and 2003, respectively. In addition, the total sum owed by the companies that have gone into bankruptcy amounting to ThCh$821,469 in 2003, ThCh$714,833 in 2002 and ThCh$602,751 in 2001, is included in the bad debt allowance estimation.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g)  Inventories

Inventory of materials in transit, and operation and maintenance materials on hand, are valued at the lower of price-level restated cost or net realizable value.

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

h)  Property, plant and equipment

Property, plant and equipment are valued at net replacement cost as determined by the former Superintendency of Electric and Gas Services (SEG) adjusted for price-level restatement in accordance with D.F.L. No.4 of 1959. The latest valuation under the D.F.L. 4 was in 1980.

Property, plant and equipment acquired after the latest valuation of net replacement cost are shown at cost, plus price-level restatement. Interest on debt directly obtained to finance construction projects is capitalized during the year of construction (only in power generators).

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.’s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No.4790, dated December 11, 1985.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletin No. 33 of the Chilean Association of Accountants. It is the Company’s policy, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to generate sufficient net cash flows, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values with a charge to non-operating expenses. The Company has not identified impairments in the net book values of its property, plant and equipment.

i)  Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.

The table below provides the useful life range for our most significant fixed assets classes.

Useful life
Table	in years

Distribution and transmission lines network	30 – 40
Substations	30 – 40
Public lighting	30 – 40
Generator and turbines	20 – 30
Combined cycle	20 – 30

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

j)  Leased assets

The leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property plant and equipment, recognizing the total obligation and the unrecorded interest. Said assets do not legally belong to the Company, for which reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

k)  Power installations financed by third parties

As established by D.F.L. 1 of the Ministry of Mines dated September 13, 1982, power installations financed by third parties are treated as reimbursable contributions. As such, the installations constructed using this mechanism form part of the Company’s plant and equipment.

Such installations completed prior to D.F.L. 1 are deducted from Plant and equipment and their depreciation is charged to Power installations financed by third parties.

l)  Investments in related companies

Investments in related companies are included in “Other assets” using the equity method. This valuation method recognizes in income the Company’s equity in the net income or loss of each investee on an accrual basis (Note 11).

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants.

Under Technical Bulletin No. 64 of the Chilean Association of Accountants, investments in foreign subsidiaries are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

Investments in related companies over which the Company has significant influence are included in Other assets and are recorded using the equity method. Accordingly, the Company’s proportional share in net income (or loss) of each investee is recognized in the non-operating income and expense classification in the Consolidated Statements of Income on accrual basis, after eliminating any unrealized profits from transactions with the related companies.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 and No. 42 of the Chilean Association of Accountants. The Company has not identified impairments in the net book values of its investments.

m)  Intangibles, other than goodwill

Intangibles, other than goodwill, correspond mainly to easements, adjustments to carrying value for assets contributed by in the state of Chile upon incorporation of the Company, and rights for the use of telephone lines and are amortized in accordance with Technical Bulletin No.55 of the Chilean Association of Accountants.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

n)  Severance indemnity

The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 9.5% and assuming an average employment span which varies based upon years of service with the Company.

o)  Revenue recognition

Revenue consists of revenue for electric power generation and distribution, among which is included energy supplied and unbilled at each year-end, valued at the selling price using the current rates which has been included in revenue from operations. The unbilled amount is presented in current assets as trade receivables and the corresponding cost is included in cost of operations.

The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services and sale of materials.

p)  Cost of sales and Administrative and selling expenses

The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets depreciation, amortization, and maintenance and operation cost. The purchases power amounted to ThCh$963,132,175, ThCh$738,026,964 and ThCh$729,986,804 for the years ended December 31, 2001, 2002 and 2003. The administrative and selling expense line item includes: general administrative cost, materials and office supplies, overhead salaries, allowance for doubtful accounts, non-productive assets amortization and depreciation.

q)  Income tax and deferred income taxes

At December 31, 2001, 2002 and 2003, the Company recorded current tax expense according to the tax laws and regulations in each country of ThCh$112,097,522, ThCh$75,840,151 and ThCh$100,753,177, respectively and, additionally, it recorded in the year’s income the effect of temporary differences due to deferred taxes of net charge of ThCh$19,051,116 in 2001, net credit of ThCh$9,162,996 in 2002 and net credit of ThCh$59,182,460 in 2003. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.

r)  Accrued vacation expense

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expense is recorded on the accrual basis.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

s)  Reverse repurchase agreements

Reverse repurchase agreements are included in “Other current assets” and are stated at cost plus interest and indexation accrued at year-end, in conformity with the related contracts.

t)  Statements of cash flows

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

u)  Financial derivative contracts

As of December 31, 2002 and 2003 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, to hedge against mainly foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred as assets or liabilities until settlement if the instrument qualifies as a hedge and included in earnings as “Other non-operating income and expense.”

v)  Goodwill and negative goodwill

Goodwill and negative goodwill are determined according to Circular No.368 of the SVS. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, not to exceed 20 years.

As of December 31, 2002 and 2003 the Company evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad and in virtue of Technical Bulletin No.56 of the Chilean Association of Accountants, under IAS 36 “Impairment of Assets Value”, an impairment of goodwill and negative goodwill was recorded (See Note 13).

At December 31 2002, and as a result of the recoverability analysis specified in the previous paragraph, the Company amortized all of the goodwill and negative goodwill recorded by investments in Argentina and Brazil, since expected cash flows from our subsidiaries in those countries did not support the recoverability of the goodwill and negative goodwill recorded. Effects in 2002 were a net charge to income of ThCh$238,798,904, net of minorities and included in the income statement under item amortization of negative goodwill.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

w)  Pension and post-retirement benefits

Pension and post-retirement benefits are recorded in accordance with the respective Collective Bargaining Contracts of the employees based on the actuarially determined projected benefit obligation.

x)  Bonds

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds.

y)  Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement, as they do not trade in an organized market.

z)  Research and development costs

Costs incurred by the Company in research and development relate mainly to water-level studies, hydroelectric research, and seismic-activity surveys which are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized.

aa)  Cost of share issue

Costs incurred to date associated with issuing and placing shares are recorded according to the provisions of Circular No. 1370 of 1998 of the Superintendency of Securities and Insurance. The amounts under these items are deducted from the premium account. Breakdown of the costs is shown in Note 29.

ab)  Litigation and other legal action

The Company has established accruals for probable losses in the aggregate amount of US$119,383,279, including accruals Endesa-Chile has established in the amount of US$30,856,208 and see Note 31 for detail of claims to which such accruals relate to.

The Company has not recognized any assets for expected recoveries, through insurance or from others, related to litigation and other legal actions, in the periods presented. The Company records such recoveries only in the case that it is virtually certain such recoveries will be realized. In the case that the Company does record expected recoveries, the Company’s policy is to record such amounts as an asset in our consolidated balance sheet, unless a right of offset clearly exists.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 3. Change in Accounting Principles

There were no changes in accounting principles during the year ended December 31, 2001, 2002 and 2003 that would affect the comparison with the prior year financial statements.

Note 4. Time Deposits

Time deposits as of each year end are as follows:

	2002		2003		As of December 31,
	Annual	Scheduled	Annual	Scheduled	2002	2003
Financial Institution	Rate %	Maturity	Rate %	Maturity	ThCh$	ThCh$
Banco Bilbao Vizcaya	1.28%	30.01.03	0.97%	05-01-04	4,584,493	68,469,616
Banco Colpatria	8.50%	02.01.03	9.35%	02-01-04	14,956,447	8,454,519
Banco Continental	2.42%	01.02.03	1.48%	06-01-04	3,402,753	2,104,459
Banco Crédito del Perú	1.13%	03.01.03	—	—	4,152,837	—
Banco de Bogotá	7.50%	02.01.03	10.50%	02-02-04	613,024	202,040
Banco de Chile	1.10%	02.01.03	—	—	150,979	—
Banco de Chile N.Y.	1.10%	02.01.03	—	—	348,392	—
Banco do Brasil	18.55%	15.09.03	1.37%	02-01-04	1,070,955	3,469,083
Banco do Estado do Ceará			1.37%	02-01-04	—	3,019,595
Banco Frances	25.00%	07.01.03	2.50%	20-01-04	609,612	278,814
Banco Holandes	3.50%	01.01.03	3.75%	28-01-04	436,058	201,973
Banco Interbank	1.46%	14.01.03	0.70%	02-01-04	2,891,618	1,301,911
Banco Itau	3.00%	01.01.03	1.44%	02-01-04	215,200	6,238
Banco Nationale de Paris	2.75%	01.01.03	1.44%	02-01-04	700,763	404,796
Banco Pactual	1.46%	01.01.03	1.39%	15-01-04	2,952,372	2,698,006
Banco Provincia de Buenos Aires	6.50%	02.01.03	—	—	657,112	—
Banco Real			—	—	—	379,939
Banco Rio de la Plata	7.30%	21.01.03	1.59%	28-01-04	5,176,989	2,480,797
Banco Safra			16.03%	02-01-04	—	2,659,815
Banco Santander	2.90%	02.01.03	1.51%	02-01-04	2,366,916	5,514,171
Banco Santander Do Brasil	18.55%	02.01.03	1.37%	02-01-04	1,182,363	246
Banco Santos			1.39%	15-01-04	—	861,954
Banco Tequendama			8.50%	02-01-04	—	751,813
Banco Unión			9.75%	01-03-04	—	10,311,678
Banco Votorantim	19.40%	23.09.03	1.39%	15-01-04	3,260,288	981,676
Banco Wiese Sudameris	1.44%	02.01.03	—	—	435,478	—
Bancolombia			1.00%	05-01-04	—	1,246,980
Bank Boston	1.10%	03.01.03	0.80%	02-01-04	95,035	440,462
Bank of America	0.87%	01.01.03	0.56%	05-01-04	5,373,623	16,444,649
Bradesco	19.37%	15.09.03	1.38%	15-01-04	3,801,902	855,934
BTM			0.60%	02-01-04	—	651,994
Citibank N.Y.	1.10%	02.01.03	0.53%	05-01-04	55,796,821	43,612,454
Citiliquit			0.95%	02-01-04	—	3,077,936
Colcorp S.A.	9.00%	03.02.03	—	—	1,034,481	—
Corficol S.A.	8.12%	02.01.03	9.66%	02-01-04	3,724,255	6,925,006
Corfinsura			1.41%	02-01-04	—	1,968,859
Corfivalle	7.98%	02.01.03	1.70%	02-01-04	3,761,704	4,513,569
Corporacion las Villas			9.95%	01-03-04	—	919,059
Encargo Fiduciario Banco Santander	6.18%	02.01.03	6.51%	02-01-04	2,387,475	501,514
Fiduciaria Banco Colpatria			7.71%	02-01-04	—	1,648
Fiduciaria Bancolombia	8.12%	01.01.03	7.37%	02-01-04	228	5,315,138
Fiduciaria de Santander	9.00%	02.01.03	6.72%	04-01-04	163,304	1,520
Fiducolombia			8.14%	02-01-04	—	1,095,663
Fiduoccidente	7.73%	02.01.03	—	—	9,825	—
Fiduvalle	7.66%	01.01.03	7.08%	02-01-04	768,985	1,722,823
Granahorrar			8.90%	02-01-04	—	806,257
HSBC — Bamerindus	3.00%	01.01.03	1.39%	15-01-04	5,504,531	18,052,231
Interbolsa S.A			9.68%	02-01-04	—	10,279,888
Merrill Lynch	1.50%	06.01.03	0.60%	05-01-04	8,293,650	5,993,536
Porvenir			3.22%	02-01-04	—	14,906,595
Pruential Securiti			0.20%	30-01-04	—	1,029,285
Serfinco			8.05%	02-01-04	—	88,380
Suvalor	9.04%	02.01.03	9.10%	02-01-04	4,055,608	1,244,538
Unibanco	7.00%	08.09.03	—	—	2,145,470	—
Otros		02.01.03	—	02-01-04	1,617	5,549

Total					147,083,163	256,254,606

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 5. Accounts, Notes and Other Receivables

(a)	Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,
	Under 90 days		91 days to 1 year		Sub total	Current		Long term
Account	2002	2003	2002	2003	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable	492,269,288	496,640,838	77,681,457	62,052,667	558,693,505	569,950,745	467,170,365	—	—
Allowance for doubtful accounts	(38,380,312)	(33,028,933)	(68,142,312)	(58,494,207)	(91,523,140)	(106,522,624)

Notes receivables	4,700,533	7,981,338	1,457,111	1,152,322	9,133,660	6,157,644	8,362,627	—	—
Allowance for doubtful accounts	(120,165)	(116,344)	(854,817)	(654,689)	(771,033)	(974,982)

Other receivables	53,062,242	52,477,241	19,347,036	50,286,032	102,763,273	72,409,278	94,194,266	129,592,779	131,457,063
Allowance for doubtful accounts	(3,033,127)	(2,779,433)	(5,972,294)	(5,789,574)	(8,569,007)	(9,005,421)		(2,483,761)	(3,522,019)

Total						532,014,640	569,727,258	127,109,018	127,935,044

(b)	Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,
Country	2002		2003
	ThCh$	%	ThCh$	%

Chile	146,118,266	22.17%	169,757,602	24.33%
Perú	58,769,018	8.92%	45,292,103	6.49%
Argentina	40,866,386	6.20%	46,986,117	6.73%
Colombia	100,786,120	15.29%	110,553,416	15.85%
Brazil	311,586,391	47.27%	324,777,530	46.55%
Panamá	997,477	0.15%	295,534	0.04%

Total	659,123,658	100.00%	697,662,302	100.00%

(c)	Changes in provision for accounts receivables are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Balance at beginning of period	122,546,617	147,840,905	116,503,027
Additions charged to costs and expenses	43,286,963	18,986,803	36,721,929
Deductions	(6,403,493)	(1,309,980)	(3,195,380)
Other	(11,589,181)	(49,014,701)	(45,644,377)

Balance at end of period	147,840,906	116,503,027	104,385,199

Bad debts write-offs of ThCh$6,403,493, ThCh$1,309,980 and ThCh$3,195,380 were recorded for the years ended December 31, 2001, 2002 and 2003, respectively.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(d)	Amounts of unbilled energy sold are as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Unbilled energy sold	171,963,781	143,838,262	156,479,164

Note 6. Transactions with Related Companies

The balances of accounts receivable and payable are as follows at December 31, 2002 and 2003:

(a)	Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$

Aguas Santiago Poniente S.A.	260,374	578,492	—	—
Atacama Finance Co.	183,867,364	1,904,970	—	128,184,900
CGTF Fortaleza	3,900	144,600	—	—
Cía. Interconexión Energética S.A.	4,142,233	2,669,983	37	155,439
Com. de Energía del Mercosur S.A.	4,467,110	5,058,905	—	—
Consorcio Energetico Punta Cana-Macao	948	939	—	—
Distrilec Inversora S.A.	7,330	5,996	—	—
Elesur S.A.	24,459	27,313	—	—
Empresa Eléctrica de Bogotá S.A.	173,464	34,433	—	—
Empresa Eléctrica Piura S.A.	282,337	32,431	—	—
Endesa España	325,343	—	—	—
Endesa Internacional S.A.	1,648,410	1,279,417	—	169,245
Etevensa	222,220	93,762	—	—
Fundación Endesa	166,926	37,937	—	—
Gas Atacama S.A.	—	2,615,689	—	—
Gas Atacama Generación Ltda.	576,149	29,846	—	—
Gasoducto Atacama Chile	—	123,521	—	—
Gasoducto Tal Tal Ltda.	146,320	—	—	—
Ingendesa do Brasil	—	—	16,181	—
Consorcio Ara-Ingendesa Ltda.	—	452,110	—	—
Inversiones Electricas Quillota S.A.	1,010	2,000	—	—
Sacme	102,108	88,515	—	—
Smartcom S.A.	625,597	1,571,083	—	—
Soc. de Inv. Chispa Uno S.A.	1,956	1,973	—	—
Transmisora Eléctrica de Quillota Ltda.	307,265	306,210	890,931	594,249

Total	197,352,823	17,060,125	907,149	129,103,833

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(b)	Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
	2002	2003	2002	2003
Company	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	637	6	—	—
Cía. Interconexión Energética S.A.	—	20,940,972	—	—
Cía. de Transmisión del Mercosur S.A.	108,115	1,008,377	—	—
CGTF Fortaleza	—	3,194,163	—	—
Com. de Energía del Mercosur S.A.	767,772	569,799	—	—
Electrogas S.A.	236,175	194,463	—	—
Elesur S.A.	11,580,352	133,160	997,244,777	—
Empresa Eléctrica de Bogotá S.A.	1,238,934	2,851,852	929,744	84,320
Empresa Eléctrica Piura S.A.	866,000	385,358	—	—
Endesa Internacional S.A.	1,120,838	1,200,147	—	—
Endesa Servicios	125,876	95,887	—	—
Gasoducto Tal Tal Ltda.	162,165	—	—	—
Ingendesa do Brasil	—	7,126	—	—
Sacme	102,737	112,315	—	—
Smartcom S.A.	55,741	31,848	—	—
Transmisora Eléctrica de Quillota Ltda.	83,227	22,820	—	—

Total	16,448,569	30,748,293	998,174,521	84,320

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(c)	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2001	2002	2003
		Nature of	Income	Income	Income
Company	Relationship	Transaction	(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$

Aguas Santiago Poniente S.A.	Affiliate	Interest		71,465	22,128
		Services		32,381	15,159
Atacama Finance Co.	Affiliate	Interest	10,156,851	6,726,455	5,540,261
		Monetary correction	4,621,097	5,038,575	1,737,790
		Exchange difference	17,203,587	11,218,729	(28,991,652)
CGTF Fortaleza	Affiliate	Services	478,557	478,557	1,144,349
		Purchase of energy	(21,852)	(21,852)	(3,127,438)
Cía. Interconexión Energética S.A.	Affiliate	Sale of energy	47,308,136	27,260,902	21,407,084
		Purchase of energy	(3,558)	—	(50,556,652)
		Interest	912,416	—	66,539
		Services		275,635	54,867
		Exchange difference		(3,558)	—
Consorcio ARA-Ingendesa	Affiliate	Services		—	2,077,094
Com. de Energía del Mercosur S.A.	Affiliate	Sale of energy	23,038,719	19,344,388	19,987,902
		Purchase of energy	(15,500,667)	(1,977,795)	(2,125,804)
		Interest	(63,144)	(63,144)	—
		Services	74,594	74,594	18,353
Com. Transmisión del Mercosur S.A.	Affiliate	Purchase of energy	(4,025,762)	(1,411,673)	(2,058,111)
		Exchange difference	455
		Monetary correction	212
Cía. Interconexión Energética S.A.	Affiliate	Sale of energy	47,308,136
		Exchange difference	(3,558)
		Services	912,416
Gasoducto Atacama Generación Ltda.	Affiliate	Services	328,628
Empresa Eléctrica Piura S.A.	Member of Controling Group	Sale of energy	947,738
		Purchase of energy	(9,910,166)
		Services	1,225,280
		Exchange difference	(817)
Gasoducto Tal Tal Ltda.		Services	—
Empresa Eléctrica de Bogotá S.A.	Affiliate	Exchange difference		—	(2,148,962)
Elesur S.A.	Parent company	Interest	(52,027,484)	(43,842,919)	(9,267,916)
		Monetary correction	20,683	(29,373,511)	(15,675,723)
		Services	(30,852,658)	16,078	35,744
Empresa Eléctrica Piura S.A.	Member of Controling Group	Sale of energy	(760,745)	1,471,956	488,777
		Purchase of energy		(9,715,844)	(4,794,788)
		Services		177,673	96,395
Electrogas S.A.	Affiliate	Services	(2,474,130)	(3,008,489)	(2,615,631)
Edenor S.A.		Services	4,478,844
		Sales of energy	—
Aguas Santiago Poniente S.A.	Affiliate	Interest	211,520
		Services	30,096
Endesa Internacional S.A.	Parent company	Services	(8,389)	184,543	127,134
		Interest	(3,013,636)	(1,036,799)	(188,999)
Endesa Servicios	Member of Controling Group	Services		—	(122,745)
Empresa Propietaria de la Red	Affiliate	Services	—	350,464	149,404
Etevensa	Member of Controling Group	Sale of energy		5,815,456	2,214,085
		Services		155,153	128,047
Gasoducto Atacama Generación Ltda.	Affiliate	Services	—	591,737	78,694
Gasoducto Tal Tal Ltda.	Affiliate	Services		(40,899)	—
Ingendesa do Brasil	Member of Controling Group	Services		—	(24,940)
Sacme	Affiliate	Services	(831,763)	(368,040)	(308,575)
Smartcom S.A.	Member of Controling Group	Services	4,134,590	3,441,365	3,759,498
Soc. de Inv. Chispa Uno S.A.	Affiliate	Services	6,648	8,516	8,518
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	135,751	145,491	107,246
		Monetary correction	—	44,434	24,733
		Services	44,434	5,117	128,294

			44,081,056	(7,934,859)	(62,589,841)

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same year and settlement in line with cash flows.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Detail of the long-term payables / receivables is as follows:

			Capital in
			foreign		Interest
Company	Type	Due Date	currency	Currency	rate
Transmisora Eléctrica de Quillota Ltda.	Account receivables	2006	70,242.29	U.F.	9.00%
Atacama Finance Co.	Account receivables	2005	215,872,179	US$	3.42%

Note 7. Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$4,145,771, ThCh$4,385,619 and ThCh$2,683,638 as of December 31, 2001, 2002 and 2003, respectively:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Real estate under development	24,042,270	16,157,076
Materials in transit	1,115,246	135,300
Operation and maintenance material	27,986,470	22,051,283
Fuel	6,760,428	5,964,453
Others	1,082,066	82

Total	60,986,480	44,308,194

Note 8. Deferred Income Taxes

a)	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Income tax provision — current	27,807,349	47,840,056
Recoverable tax credits	(54,980,336)	(61,286,338)

Total	(27,172,987)	(13,446,282)

b)	Tax loss carryforwards

As of December 31, 2002 and 2003, the Company and its subsidiaries had tax loss carryforwards of ThCh$579,079,580 and ThCh$589,825,921 respectively as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Chile	462,244,197	385,871,605	(1)
Brasil	—	59,940,238	(1)
Argentina	61,948,446	120,953,147	(2)
Perú	54,886,937	23,060,931	(2)

Total	579,079,580	589,825,921

(1)	Tax losses with an indefinite term.

(2)	Tax losses with a 5 year maturity term.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

c)	The balance of taxed retained earnings (tax losses) and the related tax credits are as follows:

Year	Amount of loss	Credit
	ThCh$	ThCh$

2001	(18,341,170)
2002	23,935,936	4,569,803
2003	199,692,930	—

d)	The net effect of recording deferred tax expense resulted in a net charge to income of ThCh$(19,051,116), net credit to income of ThCh$9,162,996 and ThCh$59,182,460 during the year ended December 31, 2001, 2002 and 2003, respectively.

e)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2002 and 2003 as follows:

	As of December 31, 2002				As of December 31, 2003
	Asset		Liability		Asset		Liability
Concepts	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	25,532,561	8,170,065	—	—	27,035,992	1,409,835	90,863	—
Deferred income	930,762	1,842,789	—	—	1,494,877	5,359,656	—	—
Vacation accrual	1,223,410	—	—	—	769,811	—	—	—
Intangibles	—	—	—	—	72,015	—	12,393	1,502
Leasing assets	—	2,324,725	—	—	—	—	—	—
Fixed assets depreciation	—	7,733,690	64,631	429,741,603	146	6,886,751	—	374,043,309
Severance indemnities	—	5,300	—	822,383	—	—	—	948,245
Other	4,253,906	2,103,847	4,420,170	7,986,537	3,594,092	1,606,843	938,639	3,901,701
Contingencies	6,660,238	38,423,059	—	—	7,938,072	44,976,491	—	—
Bond discount	—	—	156,053	1,734,298	—	—	109,977	1,745,623
Cost of studies	—	—	—	8,052,280	—	—	—	7,980,878
Finance cost	—	118,204	—	13,893,414	—	—	—	10,638,763
Imputed interest on construction	—	—	—	4,912,067	—	—	—	4,550,251
Deferred charges	—	—	778,509	3,143,392	—	—	1,755,492	2,736,926
Actuarial deficit (Brazil)	—	6,834,095	—	2,324,725	—	11,775,837	—	—
Withholdings	1,253,029	869,566	5,549	195,075	574,558	—	5,721	1,219
Obsolescence	—	—	—	—	302,156	76,847	—	—
Materials used	—	—	—	1,097,152	—	—	—	3,716,538
Tax losses	15,458,979	100,984,920	—	—	29,982,094	97,925,200	—	—
Provision real state project	—	2,682,607	—	—	—	2,873,023	—	—
Sie2000A project	—	—	—	—	—	—	—	178,733
Provision for employee benefits	451,937	1,191,673	522	521	699,478	2,527,267	527	—
Difference between the financial and tax value Río Maipo	—	—	1,489,974	—	—	—	—	—
Derivative contracts	354,326	236,516	—	—	—	305,207	965,095	—
Exchange difference subsidiaries	1,301,759	3,905,276	—	—	910,639	2,731,918	—	—
Operating fees	—	—	—	—	4,981,513	—	—	—
Energy in measurers	—	—	—	—	—	—	2,730,718	—
Regulated assets	—	—	3,866,280	—	—	—	2,226,949	13,224,702
Capitalized expenses	—	—	—	1,498,430	—	—	—	1,414,276
Intangibles Chocon	—	—	37	2,926,732	—	—	—	2,725,964
Complementary account — net	(3,683,753)	(42,590,056)	(3,219)	(292,945,140)	(60,887)	(21,245,613)	(1,590)	(248,470,634)
Valuation allowance	—	(2,294,384)	—	—	—	(2,619,849)	—	—

Total	53,737,154	132,541,892	10,778,506	185,383,469	78,294,556	154,589,413	8,834,784	179,337,996

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

f)	Income tax benefit (expense) for the year ended December 31, 2001, 2002 and 2003 is as follows:

	As of December 31,
Item	2001	2002	2003
	ThCh$	ThCh$	ThCh$

Current income tax expense:
Income tax provision	(115,240,330)	(75,327,507)	(100,751,537)
Adjustment for tax expense — prior year	3,142,808	(512,644)	(1,640)
Deferred tax expense (benefit):
Deferred taxes	(37,260,914)	24,716,698	50,210,225
Benefits for tax losses	13,644,919	5,093,617	27,116,024
Amortization of complementary accounts	6,205,300	(15,656,230)	(18,105,168)
Valuation allowance	(1,623,074)	(127,841)	(38,621)
Other charges or credits	(17,347)	(4,863,248)	—

Total	(131,148,638)	(66,677,155)	(41,570,717)

Note 9. Other Current Assets

Other current assets are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Forwards contracts and swap (1)	73,528,595	10,923,643
Guaranties and indemnities	1,195,240	2,371,350
Deferred expenses	5,766,204	6,614,476
Post-retirement benefits	917,756	865,286
Deposits for commitments and guarantees	26,359,504	12,659,720
Bond discount	—	722,598
Account receivables from the Chilean Ministry of Public Works	8,483,476	—
Recoverable — taxes	2,887,193	2,354,873
Fair value derivatives contracts	11,719,458	1,177,039
Others	2,484,398	755,709
Reverse repurchase agreements (2)	—	35,484,088

Total	133,341,824	73,928,782

(1)	See detail in Note 30.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(2)	The detail of reverse repurchase agreements is as follows:

As of December 31, 2003
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$

CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	Bono	0.27%	41,682	41,652	41,682
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.27%	3,747	3,744	3,747
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	411,177	410,881	411,177
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	201,207	201,062	201,207
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	4,625,621	4,622,293	4,625,621
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	13,849,961	13,839,996	13,849,961
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.27%	600,893	600,461	600,893
CRV	23-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.27%	280,112	279,911	280,112
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	Bono	0.26%	55,117	55,112	55,117
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.26%	3,450	3,450	3,450
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	1,289,499	1,289,387	1,289,499
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	919,240	919,161	919,240
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	911,798	911,719	911,798
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	347,418	347,388	347,418
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	1,380,795	1,380,675	1,380,795
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	807,441	807,371	807,441
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	207,268	207,250	207,268
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	106,637	106,627	106,637
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	1,399,906	1,399,784	1,399,906
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	P.D.B.C.	0.26%	306,264	306,238	306,264
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.20%	2,226	2,226	2,226
CRV	30-12-03	05-01-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.20%	270,192	270,174	270,192
CRV	30-12-03	05-01-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	402,243	402,210	402,243
CRV	30-12-03	05-01-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	4,435,471	4,435,101	4,435,471
CRV	30-12-03	05-01-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	305,586	305,560	305,586
CRV	30-12-03	05-01-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	18,931	18,929	18,931
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	L.H.	0.27%	20,681	20,679	20,681
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	396,015	395,979	396,015
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	176,185	176,170	176,185
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	1,092,832	1,092,733	1,092,832
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	597,439	597,386	597,439
CRV	30-12-03	02-01-04	Bancoestado S.A. C.B.	$	D.P.F.	0.27%	17,054	17,053	17,054

				Total			35,484,088	35,468,362	35,484,088

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 10. Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,		Useful life
	2002	2003	range
	ThCh$	ThCh$	Years

Land	131,203,835	115,453,784	—

Buildings and infrastructure	6,672,031,327	5,720,327,311	21-40
Distribution and transmission lines and public lighting	5,112,002,563	4,372,434,555	20-50
Less: third party contributions	(45,507,327)	(38,825,669)	20-50

Sub-total	11,738,526,563	10,053,936,197

Machinery and equipment	1,998,142,088	1,762,236,656	4-20

Work in progress	368,152,002	159,006,562	—
Construction materials	57,023,213	51,432,701	4-10
Leased assets	722,292	615,332	4-10
Furniture and fixtures, tools, and computing equipment	80,047,377	76,291,759	4-10
Vehicles	13,228,900	13,710,401	4-10
Equipment in transit	7,537,621	6,199,631	4-10
Other assets	13,498,068	40,833,308	4-10

Sub-total	540,209,473	348,089,694

Technical appraisal Buildings and infrastructure	611,329,810	502,988,090	20-50
Machinery and equipment	142,061,512	116,269,308	4-20
Other assets	261,353	213,832	4-10

Total technical appraisal	753,652,675	619,471,230

Total property plant and equipment	15,161,734,634	12,899,187,561

Accumulated depreciation at beginning of year
Buildings and infrastructure	(3,844,983,403)	(3,659,649,792)
Machinery and equipment	(635,172,469)	(567,927,448)
Other assets	(77,638,424)	(44,393,681)

Accumulated depreciation at beginning of year	(4,557,794,296)	(4,271,970,921)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(111,126,219)	(87,418,330)
Machinery and equipment	(55,171,029)	(46,705,243)
Other assets	(374,480)	(316,929)

Total accumulated depreciation at beginning of year technical appraisal	(166,671,728)	(134,440,502)

Depreciation of the year	(459,015,845)	(396,415,628)
Total accumulated depreciation at end of year	(5,183,481,869)	(4,802,827,051)

Total property, plant and equipment, net	9,978,252,765	8,096,360,510

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Depreciation expense of the three years ended December 31, 2003 has been allocated as follows:

	2001	2002	20003
	ThCh$	ThCh$	ThCh$

Cost of sales	419,962,916	444,302,226	382,896,216
Administrative and selling expenses	12,317,719	14,713,619	13,519,412

Total	430,280,646	459,015,845	396,415,628

At December 31, 2002 and 2003 Enersis S.A. and its local subsidiaries have proceeded to carry out an analysis of the book values of their property, plant and equipment and of the companies in which it has invested abroad. The analysis consisted of evaluating both the recoverability of property, plant and equipment of these companies’, and the recorded goodwill and negative goodwill, in accordance with accounting principles generally accepted in Chile.

The property, plant and equipment recoverability analysis, as explained in Note 2h, was carried out considering that when there is evidence that the company’s operations do not have sufficient earnings to recover all costs, including the depreciation of property, plant and equipment taken as a whole, and when the book value of said assets exceed its realization value, these values must be written down to recoverable amounts, charging non operating income.

The results of this analysis determined that no adjustments affecting the Company and its Subsidiaries’ book values of property, plant and equipment are required.

Note 11. Investment in Related Companies

a)	Investments in related companies of December 31, 2002 and 2003 are as follows:

	Number	Percentage		Shareholders' equity		Net income
Related Companies	of shares	owned		of investee		of investees		Equity in income			Investment book value
		2002	2003	2002	2003	2002	2003	2001	2002	2003	2002	2003
		(6)	(6)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00%	45.00%	119,509,231	121,877,449	16,228,851	24,759,084	(5,885,119)	7,302,991	11,141,588	53,779,154	54,844,852
Gas Atacama Generación S.A. (7)	—	50.00%	0.05%	68,448,335	59,258,642	(9,682,534)	3,258,586	(3,475,447)	(4,841,267)	1,629	34,224,168	29,629
Gasoducto Atacama Argentina S.A. (7)	—	50.00%	0.05%	64,868,716	54,547,284	4,820,005	1,475,845	(4,733,533)	2,410,003	738	32,434,358	27,274
Gasoducto Atacama Chile S.A. (7)	—	50.00%	0.05%	56,417,660	51,450,616	6,489,614	5,293,292	3,336,818	3,244,807	2,647	28,208,829	25,725
Inversiones Eléctricas Quillota S.A.	608,676	50.00%	50.00%	17,298,638	21,995,615	2,646,460	6,580,436	(30,092)	1,323,229	3,290,216	8,649,319	10,997,808
Inversiones Electrogas S.A.	425	42.50%	42.50%	15,869,870	18,797,232	1,517,084	5,856,912	34,432	644,761	2,489,188	6,744,695	7,988,824
Cía. de Energía del Mercosur S.A. (3)	6,305,400	45.00%	45.00%	7,690,175	7,708,759	(3,421,870)	1,355,690	49,361	(1,539,842)	610,060	3,460,579	3,468,942
Transmisora Eléctrica de Quillota Ltda.	—	50.00%	50.00%	5,082,987	5,392,454	255,588	310,329	88,718	127,794	155,165	2,541,493	2,696,227
Atacama Finance Co. (7)	3,150,000	50.00%	—	5,230,813	—	(269,198)	—	122,027	(134,600)	—	2,615,406	—
Endesa Market Place (4)	210	15.00%	—	3,231,944	—	(1,893,847)	—	(339,771)	(284,077)	—	484,793	—
Sacme	12,000	50.00%	50.00%	79,470	86,122	31,355	14,280	(7,408)	15,678	7,140	39,735	43,061
Electrogas S.A.	85	0.02%	0.02%	11,302,024	17,267,942	1,613,238	5,965,918	37	342	1,268	2,402	3,669
Consorcio ARA- Ingendesa	—	50.00%	50.00%	106,824	124,272	114,992	100,775		57,496	50,388	53,412	62,136
Consorcio Ingendesa — Minmetal Limited (1)	—	50.00%	50.00%	3,713	3,326	38,210	—	22,790	19,105	—	1,856	1,663
Gas Atacama S.A.	1,147	—	0.0011%	—	164,950,845	—	385,814		—	4	—	1,891
Inversiones Gas Atacama Holding Ltda. (7)	—	—	50.00%	—	164,948,946	—	(475,414)		—	(237,707)	—	82,474,473
Central Geradora Termelectrica Fortaleza S.A. (5)	20,246,908	48.82%	48.82%	44,134,443	33,459,443	—	—	—	—	—	21,546,421	16,334,900
Ingendesa do Brasil Limitada	—	100.00%	—	58,016	—	(81,816)	—	—	—	—	58,016	—
Distrilec Inversora S.A.	4,416,141	—	—	—	8,683	—	8,683	11,402	—	4,472	—	4,472
Aguas Santiago Poniente S.A. (5)	1,031,949	55.00%	55.00%	2,293,024	2,192,591	—	—	—	—	—	1,261,163	1,205,925

Total								(10,805,785)	8,346,420	17,516,796	196,105,799	180,211,471

Equity method investee:

(1)	Related companies with subsidiary Ingendesa Ltda.

(2)	Related companies with subsidiary Compañía Eléctrica Cono Sur S.A.

(3)	Related companies with subsidiary Endesa Argentina S.A.

(4)	Company with negative equity in 2003.

(5)	These subsidiaries were in the development stage for the years shown and accordingly, were not consolidated under Chilean GAAP.

(6)	The ownership percentage represents the nominal interest held in the related party.

(7)	See Note 11(e).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2003, amounted to ThCh$17,754,503 (ThCh$237,707), ThCh$15,146,206 (ThCh$6,799,786) in 2002 and ThCh$3,665,585 (ThCh$14,471,370) in 2001.

c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2001, 2002 and 2003, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2003 the corresponding amounts are as follows:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	376,658,893	US$	232,116,929
Edelnor S.A.	Perú	18,790,742	US$	19,323,450
Companhia de Eletricidade do Río de Janeiro	Brasil	323,818,995	US$	348,180,545
Luz de Bogotá S.A. (Codensa S.A.)	Colombia	224,263,713	US$	253,090,879
Investluz S.A. (Coelce)	Brasil	74,616,732	US$	95,856,203
Central Hidroeléctrica Betania S.A.	Colombia	388,075,105	US$	275,373,220
Cachoeira Dourada S.A.	Brasil	358,414,232	US$	405,082,294
Edegel S.A.	Perú	180,701,515	US$	165,456,684
Cía. Interconexión Energética S.A.	Brasil	54,844,852	US$	48,193,748
Hidroeléctrica El Chocón S.A.	Argentina	189,748,674	US$	81,628,031
Comercializadora de Energia del Mercosur S.A.	Argentina	3,468,942	US$	2,271,562
Central Costanera S.A.	Argentina	92,380,475	US$	57,636,346

Total		2,285,782,870		1,984,209,891

d)	The investments made by Enersis S.A. and its affiliates for the years ended December 31, 2002 and 2003, amounted to ThCh$23,699,930 and ThCh$2,987,209, respectively, which are detailed as follows:

	As of December 31,
	2002	2003
Company	ThCh$	ThCh$

Central Termeléctrica Fortaleza S.A.	15,635,180	—
Central Eléctrica Cachoeira Dourada S.A.	59,520	24,761
Pangue S.A.	5,048,883	—
Inversiones Distrilima S.A.	1,202,192	—
Central Costanera S.A.	—	2,962,448
Aguas Santiago Poniente S.A.	1,649,613	—
Luz de Río Ltda.	62,084	—
Compañía Eléctrica del Río Maipo S.A.	1,145	—
Others	41,313	—

Total	23,699,930	2,987,209

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

•	Capital increase in Cerj
On November 15, 2002, at an Extraordinary Meeting Nº16, the Board of Directors of Enersis approved a capital increase in its subsidiary Cerj in Brazil. Such increase will be done in a direct and indirect way through its subsidiaries Chilectra and Luz de Río in order to maintain its participation percentage in Cerj.

On December 10, 2002, the Extraordinary General Shareholders’ Meeting of the Company Cerj agreed to an increase in the authorized capital for an approximate total amount of MUS$105.000.

On January 6, 2003, the companies Endesa Internacional, Endesa Internacional Energía, Chilectra S.A. assigned 100% of the rights of share subscription of the company Cerj and part of the rights of Luz de Río S.A. to Enersis, for no consideration

A capital increase was made on January 10, 2003 through the issuance and the subscription of 770.833.333.333 ordinary shares, at a value of R$0,48 by lot of thousand shares totaling the US$100.000 million approved by the Meeting and increasing the authorized capital of the Company to US$259.085 million.

After this capital increase, the percentage of direct and indirect participation held by Enersis S.A. and subsidiaries increased from 61.9521% to 71.8148%.

•	Sale of Río Maipo
The purchasing contract between Enersis and Compañía General de Electricidad – Distribución was signed on April 30, 2003 for the entire share participation held by Enersis (356.078.645 shares) in the Company Río Maipo.

The disposal of Rio Maipo to Company CGE Distribución was approved by the Board of Directors of Enersis on March 28, 2003, with a bid of US$170 million for the shares held by Enersis and was later ratified at an Extraordinary Shareholders Meeting dated March 31, 2003.

The signature of the purchasing contract marked the end of the process of disposal of the Company Río Maipo, which was part of the strategic plan of Enersis approved on October 4, 2002. The effects for the sale of the shares are detailed in Note 24.

•	Sale of Infraestructura 2000 S.A.
On June 23, 2003, Endesa Chile S.A. sold 330,939,522 shares of the subsidiary Infraestructura 2000 S.A. in the amount of MCh$39,097,079 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A., in the amount of MCh$40,147 which amounts represent 100% of its participation in these related Companies (Note 24).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

e)	Group Reorganization

On December 1, 2003 the firm names of subsidiaries Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada were amended by public deeds and changed to Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and Gas Atacama Generación S.A., respectively.

On December 29, 2003 our subsidiary, Compañía Eléctrica Cono Sur S.A. transfer to our related party GasAtacama S.A. all our shares held in Atacama Finance for US$4,400,000 as part of a reorganization of our natural gas business holding (Note 24)

On December 29, 2003, Compañía Eléctrica Cono Sur S.A. transfer to GasAtacama S.A. its 50% interest in Energex Co. for US$5,000 as part of the above reorganization. (Note 24)

•	Merger of Inmobiliaria Manso de Velasco Limitada and Sociedad Agrícola el Gobernador Limitada. Partners of these Companys agreed by public deed dated December 31, 2003 to a merger by absorption of Inmobiliaria Manso de Velasco into Constructora el Gobernador Ltda., which, for all legal intents and purposes, became the successor, changing its name as of that date to Inmobiliaria Manso de Velasco Limitada. As a result of this merger, Inmobiliaria Manso de Velasco Ltda. was dissolved, and its partners received rights in the continuing Company.

•	Dissolution of Investment Vehicles. During 2003, Companys Enersis Energía de Colombia S.A. and Enersis de Argentina S.A. were dissolved.

f)	Incorporation of Companies

On October 1 and November 17, 2003 Inversiones Gas Atacama Holding Limitada was incorporated by public deed; Inversiones Endesa Norte S.A. contributed ThCh$700,000 in cash and 99.99% of its ownership rights in Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada, which represent 49.95% of all its rights in the aforementioned affiliates, in return of a 50% interest in the Company. The transaction was recognized at historical carrying, values as a reorganization of the group interest in its natural gas business.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 12. Investments in Other Companies

Investments in other companies at December 31, 2002 and 2003 are as follows:

	Number	Percentage	As of December 31,
Company	of shares	owned	2002	2003
		%	ThCh$	ThCh$

Electrificadora de la Costa	3,599,191	0.06%	—	26,475
Electrificadora del Caribe	85,568,116	0.23%	—	1,343,089
Autopista del Río Maipo S.A.	25	—	4,875	—
Banco Destak	—	—	43,376	—
CDEC-SIC Ltda.	—	24.35%	225,345	169,004
CDEC-SING Ltda.	—	7.69%	—	100,655
Club de la Banca y Comercio	2	1.00%	2,726	1,945
Club Empresarial	1	1.00%	6,212	6,290
Coger	—	—	2,055	—
Cooperativa Eléctrica de Chillán	—	—	13,037	13,037
Emgesa S.A.	1	—	3	—
Edegas	1	1.00%	3,456	—
Distasa S.A.	1	—	6	—
Empresa Eléctrica de Aysen S.A	2,516,231	—	1,997,810	1,997,810
Empresa Eléctrica de Bogotá S.A.	12,818,264	11.00%	158,367,971	129,566,567
Financiera Eléctrica Nacional S.A.	4,098	0.10%	357,091	108,998
Inmobiliaria España S.A.	1	—	98	98
Inverandes S.A.	1,011,899	—	3,455	3,455
Menescal Produciones Artisticas	—	—	5,896	51,444
Prod. Cinematográfica	—	—	—	24,663
Saelpa	—	—	732	1,932
Supra CCVM Ltda.	—	—	26,790	—
Termocartagena	22	—	6	—
Teleceara	—	—	522	1,375
Telebras	—	—	—	43,460

Total			161,061,462	133,460,297

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 13. Goodwill

a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2002 and 2003, as follows:

	As of December 31,
	Amortization			Net Balance
	2001	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Central Cachoeira Dourada S.A.	(4,121,311)	(70,260,190)		—	—
Central Costanera S.A.	(1,651,827)	(24,259,256)		—	—
Chilectra S.A.	(6,240,602)	(6,306,827)	(6,277,891)	107,339,283	101,061,394
Cía. de Eletricidade do Río de Janeiro	(6,870,670)	(110,468,063)	—	—	—
Cía. Eléctrica del Río Maipo S.A.	(572,120)	(580,158)	—	10,329,890	—
Codensa S.A.	(1,694,772)	(1,805,878)	(1,477,454)	26,787,488	18,960,902
Coelce S.A.	(12,293,507)	(216,129,350)	—	—	—
Distrilec Inversora S.A.	(667,285)	(11,758,649)	—	—	—
Edegel S.A.	(38,279)	(41,430)	(33,895)	614,544	468,885
Edesur S.A.	(645,976)	(9,578,673)	—	—	—
Emgesa S.A.	(1,531,826)	(1,631,589)	(1,335,456)	24,210,381	18,471,931
Empresa Eléctrica de Colina S.A.	(187,040)	(187,040)	(187,038)	2,571,792	2,384,754
Empresa Eléctrica Pangue S.A.	—	(70,389)	(168,933)	3,308,270	3,139,337
Empresa Nacional de Electricidad S.A.	(43,387,864)	(43,387,863)	(43,387,862)	674,318,980	630,931,117
Gasoducto Atacama Chile Ltda.	(4,820)	(4,820)	(4,820)	77,926	73,106
Hidroeléctrica El Chocón S.A.	(818,126)	(10,170,013)	—	—	—
Hidroinvest S.A.	(78,471)	(1,393,519)	—	—	—
Inversiones Distrilima S.A.	(1,422)	(1,515)	(1,239)	18,180	13,635
Investluz S.A.	(62,920)	(1,106,194)	—	—	—
Lajas Inversora S.A.	(106,529)	(1,816,112)	—	—	—
Luz de Bogotá S.A.	(406,746)	(450,085)	(353,649)	6,411,900	4,892,157

Total	(81,382,111)	(511,407,613)	(53,228,237)	855,988,634	780,397,218

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2002 and 2003 as follows:

	As of December 31,
Company	Amortization			Net Balance
	2001	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Central Cachoeira Dourada S.A.	2,016,729	37,238,402	—	—	—
Central Costanera S.A.		—	424,069	—	16,538,687
Central Hidroeléctrica Betania S.A.	34,103,376	35,234,878	6,448,438	25,067,747	14,322,281
Hidroeléctrica El Chocón S.A.	250,628	3,649,603	—	—	—
Cía. de Eletricidade do Río de Janeiro (*)	119,420	16,033,466	34,517,091	—	—
Coelce S.A.	492,398	9,268,830	—	—	—
Edegel S.A.	9,757,944	10,397,103	8,506,245	63,714,136	43,620,591
Edelnor S.A.	1,179,353	1,256,602	1,028,071	2,721,743	1,198,685
Empresa Eléctrica de Bogotá S.A.	241,530	257,351	210,799	3,860,510	2,947,623
Inversiones Distrilima S.A.		18,550	26,017	617,459	479,150
Synapsis Soluciones y Servicios IT Ltda.	15,468	15,467	15,468	143,085	127,615

Total	48,176,847	113,370,252	51,176,198	96,124,680	79,234,632

(*)	According to the provisions of Circular 368 of the Superintendency of Securities and Insurance, the Company has amortized higher quarterly installments due to the revaluation of Cerj, caused by the capital increase in January 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 14. Other Assets

Other assets as of each year end are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Bond discount	21,025,338	19,583,113
Bond issuance cost	13,029,921	6,495,002
Forwards contracts and swap	9,457,463	4,864,823
Deferred expenses	13,894,838	7,211,463
Amortizabel bank fees and interest expense	23,525,743	29,299,485
Post-retirement benefits	19,470,838	2,079,192
Security deposits for judicial obligations	23,887,123	28,818,185
Recoverable — taxes	14,721,537	15,668,749
Reimbursable contributions	1,460,199	1,283,129
Regulatory assets	40,505,145	42,067,391
Fair — value derivative contracts	52,419,114	16,263,309
Others	7,745,893	7,027,184

Total	241,143,152	180,661,025

The debt refunding plan was completed in May 2003, which meant incurring in expenditures required to obtain the loans, which are amortized in the same term as the debt. Disbursements for this item amount to ThCh$56,100,807 classified in the statements of cash flow under item disbursements for financing, within cash flows for financing activities.

Continuing with the company’s refunding plan, Enersis S.A. and its subsidiary Endesa Chile prepaid US$2,045 million of the last loan obtained in May 2003. These payments were made with funds from sale of assets, capital increase, issuance and placement of bonds and obtaining new loans.

As a result of these pre-payments, accelerated amortizations of deferred expenses for ThCh$39,095,216 were made and charged to financial expenses.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 15. Due to Banks and Financial Institutions

a)	Short-term debt due to banks and financial institutions:

	Foreign currency
Financial Institution	US$		Euros		Other foreign currency		Ch$		As of December 31,
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	6,622,851	5,955,112	—	—	—	13,711,031	—	—	6,622,851	19,666,143
AV Villas	—	—	—	—	—	6,510,896	—	—	—	6,510,896
Banco Alfa	—	—	—	—	2,943,726	—	—	—	2,943,726	—
Banco Banrisul	—	—	—	—	2,054,159	391,505	—	—	2,054,159	391,505
Banco Bayerische Landes	8,831,904	684,183	—	—	—	—	—	—	8,831,904	684,183
Banco BBVA	15,543,762	—	—	—	7,248,037	13,359,061	—	—	22,791,799	13,359,061
Banco BBVA Bhif	15,016,903	—	—	—	—	—	20,591,559	7,849	35,608,462	7,849
Banco Beal	14,218,335	460,216	—	—	—	—	—	—	14,218,335	460,216
Banco Continental — Soles	9,057	—	—	—	24,667,303	21,145,202	—	—	24,676,360	21,145,202
Banco Crédito	—	3	—	—	20,739,383	12,725,091	—	—	20,739,383	12,725,094
Banco Crédito Inversiones	—	—	—	—	—	—	5,734,680	175	5,734,680	175
Banco Crédito Nacional	—	2,436,019	—	—	—	—	—	—	—	2,436,019
Banco Davivienda	—	—	—	—	2,320,628	3,254,460	—	—	2,320,628	3,254,460
Banco de Bogota	—	—	—	—	12,731,982	10,842,960	—	—	12,731,982	10,842,960
Banco de Chile	1,409,375	393,370	54,356	—	—	—	7,145,575	6	8,609,306	393,376
Banco de Colombia	—	—	—	—	—	14,004,996	—	—	—	14,004,996
Banco de Occidente	—	—	—	—	5,074,494	1,714,007	—	—	5,074,494	1,714,007
Banco do Brasil	—	5,249,210	—	—	—	—	—	—	—	5,249,210
Banco Europeo de Investimentos	996,155	—	—	—	—	—	—	—	996,155	—
Banco Ganadero	—	—	—	—	893,455	8,752,484	—	—	893,455	8,752,484
Banco HBSC	15,116,121	9,929,412	—	—	—	—	—	—	15,116,121	9,929,412
Banco Hermes	—	3,290,246	—	—	—	—	—	—	—	3,290,246
Banco Itau	17,509,425	14,872,587	—	—	—	—	—	—	17,509,425	14,872,587
Banco Lloyds	11,111,737	7,907,429	—	—	971,971	4,397,147	—	—	12,083,708	12,304,576
Banco Nacional del Lavoro	—	2,515,387	—	—	—	—	—	—	—	2,515,387
Banco Nationale de Paris	—	—	—	—	1,746,177	1,451,120	—	—	1,746,177	1,451,120
Banco Popular	—	—	—	—	—	4,369,870	—	—	—	4,369,870
Banco Río	5,221,052	3,662,785	—	—	4,685,030	3,023,178	—	—	9,906,082	6,685,963
Banco Safra	—	2,018,355	—	—	—	—	—	—	—	2,018,355
Banco Santander	10,599,649	—	—	—	11,349,245	—	117	2,370,847	21,949,011	2,370,847
Banco Santander Central Hispano	89,380	22,245,103	—	—	6,823,709	10,359,095	—	—	6,913,089	32,604,198
Banco Santiago	953,597	2,057,182	—	—	—	—	30,348,364	1	31,301,961	2,057,183
Banco Sudameris	—	—	—	—	—	1,316,225	—	—	—	1,316,225
Banco Tequendama	—	—	—	—	—	1,755,593	—	—	—	1,755,593
Banco Union	—	—	—	—	—	1,096,602	—	—	—	1,096,602
Bank Boston	21,789,155	5,662,876	—	—	7,693,681	17,526,889	—	—	29,482,836	23,189,765
Bank of Tokio — Mitsubishi	12,329,952	16,274,281	—	—	—	—	—	—	12,329,952	16,274,281
Barings	5,085,087	3,644,804	—	—	—	—	—	—	5,085,087	3,644,804
Bndes	—	—	—	—	3,835,526	14,078	—	—	3,835,526	14,078
Brandesco	4,110,296	9,146,376	—	—	—	—	—	—	4,110,296	9,146,376
Caixa General de Depósitos	—	—	4,533,855	3,500,552	—	—	—	—	4,533,855	3,500,552
Citibank	17,250,924	7,914,720	—	—	10,728,750	16,926,318	—	—	27,979,674	24,841,038
Colpatria	—	—	—	—	—	4,391,074	—	—	—	4,391,074
Conavi	—	—	—	—	—	2,840,258	—	—	—	2,840,258
Corfisura	—	—	—	—	—	2,010,410	—	—	—	2,010,410
Deutsche Bank	—	—	—	—	731,210	—	—	—	731,210	—
Electrobras — Brasil	—	—	—	—	—	5,466	—	—	—	5,466
Granahorrar	—	—	—	—	5,109,129	—	—	—	5,109,129	—
Interbank	24	—	—	—	—	7,220	—	—	24	7,220
Banco San Paolo	40,715,709	—	—	—	—	—	—	—	40,715,709	—
Unibanco	4,013,202	—	—	—	—	2,055,240	—	—	4,013,202	2,055,240

Total	228,543,652	126,319,656	4,588,211	3,500,552	132,347,595	179,957,476	63,820,295	2,378,878	429,299,753	312,156,562

Total principal	174,509,774	120,003,673	4,358,800	3,325,524	118,837,220	170,959,602	63,655,109	2,378,693	361,360,903	296,667,492

Weighted average annual interest rate	8.14%	8.20%	4.38%	5.00%	14.84%	15.93%	2.48%	1.01%	10.35%	10.40%

	As of December 31,
	2003	2002
	%	%

Percentage of debt in foreign currency:	99.24%	85.13%
Percentage of debt in local currency:	0.76%	14.87%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign currency
	US$		Euros		Yen		Other foreign currency		Ch$		As of December 31
Financial Institution	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	2,663,133	1,761,445	—	—	—	—	—	—	—	—	2,663,133	1,761,445
Bancafe	—	—	—	—	—	—	—	73,710	—	—	—	73,710
Banca Intesa S.P.A. London Branch	—	10,498	—	—	—	—	—	—	—	—	—	10,498
Banco Bayerische Landes	5,678,769	337,528	—	—	—	—	—	—	—	—	5,678,769	337,528
Banco BBVA Bhif	1,461,868	—	—	—	—	—	—	—	—	—	1,461,868	—
Banco BBVA	—	213,887	—	—	—	—	—	—	—	—	—	213,887
Banco Beal	—	9,900,548	—	—	—	—	—	—	—	—	—	9,900,548
Banco Colpatria	—	—	—	—	—	—	—	49,140	—	—	—	49,140
Banco Corfinsura	—	—	—	—	—	—	—	196,560	—	—	—	196,560
Banco Davivienda	—	—	—	—	—	—	—	159,212	—	—	—	159,212
Banco de Sabadell	—	2,087	—	—	—	—	—	—	—	—	—	2,087
Banco do Brasil	154,365	321,635	—	—	—	—	—	1,001,256	—	—	154,365	1,322,891
Banco do Estado de Ceará	—	—	—	—	—	—	891,815	—	—	—	891,815	—
Banco do Nordeste do Brasil	—	—	—	—	—	—	2,007	45,113	—	—	2,007	45,113
Banco Español de Crédito	—	5,233	—	—	—	—	—	2,195	—	—	—	7,428
Banco Estado	940,631	3,867	—	—	—	—	42,973	—	1,756,624	36,040,302	2,740,228	36,044,169
Banco Europeo de Investimentos	—	896,489	—	—	—	—	—	—	—	—	—	896,489
Banco HBSC	10,933,205	19,750	—	—	—	—	—	—	—	—	10,933,205	19,750
Banco Hermes	5,445,443	—	—	—	—	—	—	—	—	—	5,445,443	—
Banco Lloyds	7,291,639	—	—	—	7,138,324	—	—	—	—	—	14,429,963	—
Banco Medio Crédito	—	—	—	—	—	—	—	1,820,338	—	—	—	1,820,338
Banco Nacionale del Lavoro	172,877	—	—	—	3,399,301	—	2,433	—	—	—	3,574,611	—
Banco Popular Español	—	7,352	—	—	—	—	—	—	—	—	—	7,352
Banco Real	—	—	—	—	—	—	475,035	—	—	—	475,035	—
Banco San Paolo	—	137,340	—	—	—	—	—	—	—	—	—	137,340
Banco Santander — Santiago	776,322	81,025	—	—	—	—	—	—	—	—	776,322	81,025
Banco Santander Central Hispano	218,106,678	197,438	—	—	6,546,225	—	—	—	—	—	224,652,903	197,438
Bancolombia	108,190	—	—	—	—	—	—	297,351	—	—	108,190	297,351
Banesto	4,647,067	5,093,156	—	—	—	—	—	—	—	—	4,647,067	5,093,156
Bank Boston	606,567	—	—	—	14,784,096	13,180,928	—	—	—	—	15,390,663	13,180,928
Bank of América	98,757,351	46,438,382	—	—	—	—	—	—	—	—	98,757,351	46,438,382
Bank of Tokio — Mitsubishi	47,458,466	5,887,459	128,565	123,767	14,731,635	424,533	—	412,346	—	—	62,318,666	6,848,105
Banque Nationale París	11,980,120	11,763,016	—	—	—	—	7,143,098	—	—	—	19,123,218	11,763,016
Birf	—	—	—	—	—	—	—	1,117,055	—	—	—	1,117,055
Bndes	—	—	—	—	—	—	2,039,576	8,245,660	—	—	2,039,576	8,245,660
Caja de Ahorros y Monte de Piedad de Madrid	—	118,463	—	—	—	—	—	—	—	—	—	118,463
Citibank N.A.	24,538,356	10,253,572	—	—	—	—	—	—	—	—	24,538,356	10,253,572
Credit Lyonnais N.Y.	—	10,498	—	—	—	—	—	—	—	—	—	10,498
Conavi	—	—	—	—	—	—	—	122,850	—	—	—	122,850
Corporación Financiera del Valle	56,385	—	—	—	—	—	—	—	—	—	56,385	—
Dresner B. Luxemburg	83,762,158	16,448	—	—	—	—	—	—	—	—	83,762,158	16,448
Deutsche Bank A.G.	—	55,936	—	—	—	—	—	—	—	—	—	55,936
Eximbank	—	—	—	—	—	—	464,068	—	—	—	464,068	—
Export Develop. Corp.	2,532,048	1,827,243	—	—	—	—	—	—	—	—	2,532,048	1,827,243
Granahorrar	—	—	—	—	—	—	—	73,710	—	—	—	73,710
ING Bank N.V.	—	10,498	—	—	—	—	—	—	—	—	—	10,498
Israel Discount Bank N.Y.	—	1,682	—	—	—	—	—	—	—	—	—	1,682
J.P.Morgan Chase Bank	1,015,169	315,209	4,591,217	—	—	—	1,207,721	—	—	—	6,814,107	315,209
Kreditanstal Fur Weideraubau	429,022	346,974	—	—	—	—	—	—	—	—	429,022	346,974
Landesbank Rheiniland-Pfalz	—	9,345	—	—	—	—	—	—	—	—	—	9,345
Midland Bank	5,725,137	—	—	—	—	—	—	—	—	—	5,725,137	—
Mizuho Corporate Bank Ltd.	—	4,205	—	—	—	—	—	—	—	—	—	4,205
Nord LB Norddeutshe Landes	—	—	—	—	—	—	—	—	—	—	—	—
Royal Bank of Canada	—	10,496	—	—	—	—	—	—	—	—	—	10,496
Santander Investment Bank Ltd.	6,412,718	3,057,654	—	—	—	—	—	—	—	—	6,412,718	3,057,654
Skandinaviska Enskildabnken	2,398,873	1,985,176	—	—	—	—	—	—	—	—	2,398,873	1,985,176
Societe Generale	1,863,978	1,140,973	—	—	—	—	—	—	—	—	1,863,978	1,140,973
Westlb A.G. N.Y. Branch	—	10,498	—	—	—	—	—	—	—	—	—	10,498
Unibanco	—	—	—	—	—	—	53,325	55,982	—	—	53,325	55,982

Total	545,916,535	102,253,005	4,719,782	123,767	46,599,581	13,605,461	12,322,051	13,672,478	1,756,624	36,040,302	611,314,573	165,695,013

Total principal	518,620,707	98,286,131	4,693,974	121,738	46,284,777	13,594,206	8,973,553	12,673,182	1,569,638	35,813,075	580,142,649	160,488,332

Weighted average annual interest rate	3.24%	4.96%	3.79%	3.00%	2.08%	3.46%	8.53%	16.79%	8.73%	4.56%	3.30%	5.64%

	As of December 31,
	2003	2002
	%	%
Percentage of debt in foreign currency:	78.25%	99.71%
Percentage of debt in local currency:	21.75%	0.29%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

On May 15, 2003, Enersis S.A. and its subsidiary Empresa Nacional de Electricidad S.A. subscribed syndicated loans to refinance bank debts in an amount of US$2.330 million with 32 banks.

Due to this refinancing, obligations with original maturities in 2003 and 2004, were postponed until 2008, with principal payments starting in 2005.

The covenants which regulate these loans do not trigger prepayment of the obligations if the Company or its subsidiary Endesa Chile’s risk rating falls below investment grade.

On July 28, 2003, Enersis S.A. prepaid US$582 million of bank debt with resources from the sale of Río Maipo and its own capital increase.

On November 24, 2003, Enersis S.A. prepaid all the subscribed loan refinance in May 2003; this prepayment was made mainly with funds from a new loan of US$500 million subscribed with six banks on November 14, 2003 and from the issuance and placement of bonds worth US$350 million on the United States market and a further US$155 million from other cash sources. This final payment released all the securities pledged to the first thirty two syndicated banks

Similarly, Endesa Chile has prepaid US$458 million with resources from the sale of assets and issuance and placement of bonds issued on October 3, 2003.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 16. Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of December 31, 2003						Total	Annual
		After 1 year	After 2 years	After 3 years	After 5 years			Long-term	interest	Total
Financial		but within	but within	but within	but within			portion	rate	long-term
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2003	average	portion - 2002
		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$

ABN Amro Bank	US$	—	8,313,200	—	—	—	—	8,313,200	2.75%	84,854,044
Bancafe	$Colom	—	—	3,206,021	—	—	—	3,206,021	12.55%	—
Banca Intesa S.P.A.	US$	947,190	1,894,380	2,841,570	—	—	—	5,683,140	4.16%	—
Banco Bayerische Landes	US$	1,210,897	10,038,124	1,686,392	—	—	—	12,935,413	5.63%	—
Banco BBVA	US$	1,484,025	2,968,050	78,677,075	—	—	—	83,129,150	3.50%	471,767,465
Banco Colpatria	$Colom	—	—	2,137,347	—	—	—	2,137,347	12.55%	—
Banco Estado	$Reaj.	1,395,900	1,694,640	1,273,686	—	—	—	4,364,226	9.00%	57,203,605
	US$	—	—	—	—	—	—	—	—	4,650
Banco Español de Crédito	US$	472,190	944,380	1,416,570	—	—	—	2,833,140	4.16%	—
Banco Europeo de Investimentos	US$	213,065	—	9,896,667	19,793,333	—	—	29,903,065	1.37%	36,289,805
Banco Davivienda	$Colom	—	—	6,412,312	—	—	—	6,412,312	12.55%	—
Banco de Sabadell	US$	188,314	376,628	564,942	—	—	—	1,129,884	4.16%	—
Banco do Brasil	Rs	—	1,779,121	1,779,121	4,447,804	—	518,910	8,524,956	17.74%	8,348,419
	US$	—	441,448	384,610	2,406,728	—	—	3,232,786	14.21%	4,592,606
Banco Medio Crédito	$Arg	1,797,897	1,797,897	1,797,897	6,292,887	—	—	11,686,578	1.75%	12,090,311
Banco Nacionale de Paris	US$	12,791,168	13,675,789	25,867,553	9,054,045	—	1,644,520	63,033,075	4.73%	76,093,655
Banco Popular Español	US$	663,314	1,326,628	1,989,942	—	—	—	3,979,884	4.16%	—
Bancolombia	$Colom	—	—	8,549,390	—	—	—	8,549,390	12.55%	—
	US$	—	—	352,696	—	—	—	352,696	29.08%	489,590
Banco Santander Central Hispano	US$	7,310,509	14,621,019	96,156,528	—	—	—	118,088,056	3.69%	290,318,440
	Yen	—	—	—	—	—	—	—	—	7,048,945
Banesto	US$	2,418,557	2,418,557	4,837,114	7,255,675	—	—	16,929,903	4.29%	28,650,213
Bank Tokio — Mitsubishi	US$	14,954,039	1,894,380	47,376,570	—	—	—	64,224,989	3.52%	13,928,001
	Sterling	402,154	—	—	—	—	—	402,154	4.63%	886,725
	Yen	422,438	—	—	—	—	—	422,438	0.89%	933,276
	Euros	121,738	—	—	—	—	—	121,738	3.00%	248,420
Banco do Estado de Ceará	Rs	—	172,996	—	—	—	—	172,996	13.00%	147,003
Banco do Nordeste do Brasil	Rs	—	81,691	—	—	—	—	81,691	15.79%	119,893
BIRF	U.P.	—	—	—	—	—	—	—	—	1,201,425
BNDES	Rs	1,783,205	76,815,884	2,989,260	3,994,579	—	—	85,582,928	22.64%	90,316,657
Caja de Ahorros y Monte de Piedad de Madrid	US$	—	—	44,535,000	—	—	—	44,535,000	3.42%	—
Citibank N.Y.	US$	11,762,358	4,862,430	7,293,645	—	—	—	23,918,433	3.86%	397,114,151
Conavi	$Colom	—	—	5,343,369	—	—	—	5,343,369	12.55%	—
Corfinsura	$Colom	—	—	8,549,390	—	—	—	8,549,390	12.55%	—
	US$	—	—	—	—	—	—	—		32,935,663
Credit Lyonnais N.Y.	US$	947,190	1,894,380	2,841,570	—	—	—	5,683,140	4.16%	—
Deutsche Bank A.G.	US$	1,484,025	2,968,050	19,297,075	—	—	—	23,749,150	3.70%	—
Dresdner Bank	US$	1,484,025	2,968,050	4,452,075	—	—	—	8,904,150	4.16%	—
Export Develop. Corp.	US$	1,691,051	1,691,051	3,382,102	5,437,396	—	828,802	13,030,402	2.23%	17,817,287
Granahorrar	$Colom	—	—	3,206,021	—	—	—	3,206,021	12.55%	—
HBSC Bank	US$	1,781,954	3,563,908	5,345,862	—	—	—	10,691,724	4.16%	—
ING Bank N.V.	US$	947,190	1,894,380	2,841,570	—	—	—	5,683,140	4.16%	—
Israel Discount Bank of N.Y.	US$	151,775	303,551	455,326	—	—	—	910,652	4.16%	—
J.P.Morgan Chase Bank	US$	32,659,000	—	14,845,000	—	—	—	47,504,000	8.53%	58,063,688
Kreditanstal Fur Weideraubau	US$	324,830	324,830	649,660	162,415	—	—	1,461,735	4.85%	2,183,691
Landesbank Rheinland Pflaz Giroz	US$	843,196	1,686,392	2,529,588	—	—	—	5,059,176	4.16%	—
Lloyd’s Bank	US$	6,900,518	—	—	—	—	—	6,900,518	5.50%	1,146,528
	Yen	—	—	—	—	—	—	—	—	1,088,694
Mizuho Corporate Bank Ltd.	US$	379,438	758,876	1,138,314	—	—	—	2,276,628	4.16%	—
Royal Bank of Canadá	US$	947,192	1,894,381	2,841,573	—	—	—	5,683,146	4.16%	—
San Paolo IMI S.P.A.	US$	1,703,256	3,406,512	49,644,768	—	—	—	54,754,536	3.56%	—
Santander Investment	US$	—	—	—	—	—	—	—	—	3,701,560
Skandinaviska Enskildabnken	US$	1,962,604	1,962,509	981,302	—	—	—	4,906,415	0.65%	7,196,504
Societe Generale	US$	—	—	—	—	—	—	—	—	1,391,829
Westlb A.G. N.Y. Branch	US$	947,190	1,894,380	2,841,570	—	—	—	5,683,140	4.16%	—
Unibanco	Rs	—	27,839	—	—	—	—	27,839	14.21%	79,314

Total		115,493,392	173,356,331	483,208,043	58,844,862		2,992,232	833,894,860		1,708,252,057

	As of December 31,
	2003	2002
	%	%

Percentage of debt in local currency:	17.84%	10.52%
Percentage of debt in foreign currency:	82.16%	89.48%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 17. Other Current Liabilities

Other current liabilities are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$

Advances and guarantee on construction	608,017	123,101
Taxes payables	2,507,700	1,033,592
Contingencies — third party claims	15,364,751	19,372,593
Customer advances	3,326,514	2,450,478
Azopardo provision	2,360,050	3,052,829
Accrued employees benefits — other	2,250,384	1,685,050
Forward contracts and swaps	5,787,192	25,868,021
Fair value — derivative contracts	11,364,036	7,466,784
Emergency energy provision (Brazil)	10,815,538	1,625,660
Other current liabilities	5,753,193	2,682,727

Total	60,137,375	65,360,835

Note 18. Promissory Notes

				Interest	As of December 31,
Financial Instruments	Currency	Face value	Maturity date	rate	2002	2003
				%	ThCh$	ThCh$

Commercial papers	Soles	3,030,678	01-05-03	5.00%	3,120,503	—
Commercial papers	Soles	2,081,801	01-08-03	5.25%	2,145,548	—
Promissory note — AFR	U.F.	—	31-12-03	10.00%	123,350	—
OPP-027/2002	Soles	1,000	10-06-03	—	3,500,603	—
Promissory note — Banco Santander	Soles	286,299	03-01-03	5.00%	289,162	—
OPP-058/2002	Soles	1,000	05-09-03	—	4,142,243	—

Total					13,321,409	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 19. Bonds Payable

a) Details of the current portion of bonds payable is as follows:

		Face value		Interest		As of December 31,
Instrument	Series	outstanding	Currency	rate	Maturity date	2002	2003
				%		ThCh$	ThCh$

Bonos Edelnor	One	4,891,900	Soles	9.61%	01/02/2011	6,005	5,024
Bonos Edelnor	I°Prog.	80,000,000	Soles	VAC + 7,5%	01/07/2006	601,008	522,743
Bonos Edelnor	I°Prog.	18,570,000	Soles	VAC + 6,2%	26/04/2007	44,225	37,402
Bonos Edelnor	I°Prog.	30,000,000	Soles	6.50%	01/01/2004	180,123	5,292,702
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.34%	24/01/2004	49,499	3,470,489
Bonos Edelnor	I°Prog.	100,000,000	Soles	VAC + 6,9%	10/10/2006	292,190	247,110
Bonos Edelnor	I°Prog.	40,000,000	Soles	4.47%	11/09/2007	—	93,654
Yankee Bonds — Enersis	One	300,000,000	US$	6.90%	21/11/2006	1,210,264	1,024,305
Yankee Bonds — Enersis	Two	350,000,000	US$	7.45%	21/11/2016	1,080,485	926,706
Yankee Bonds — Enersis	Three	150,000,000	US$	6.63%	21/11/2026	578,822	2,802
Yankee Bonds II — Enersis	One	350,000,000	US$	7.38%	01/12/2014	—	1,532,747
Bono N° 269	B-1	445,863	U.F.	5.50%	15/06/2009	7,677,871	152,759
Bono N° 269	B-2	2,500,000	U.F.	5.75%	15/06/2022	106,535	77,343
Bonos Endesa	One	230,000,000	US$	7.88%	01/02/2027	4,906,923	4,005,132
Bonos Endesa	Two	220,000,000	US$	7.33%	01/02/2037	4,873,420	3,987,121
Bonos Endesa	Three	200,000,000	US$	8.13%	01/02/2097	1,019,215	769,694
Bonos Endesa	One	400,000,000	US$	7.75%	15/07/2008	10,312,351	8,436,908
Bonos Endesa	One	400,000,000	US$	8.50%	01/04/2009	6,169,267	5,047,300
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	2,581,888	2,583,176
Bonos Endesa	C2; D1 Y D2	1,251,257	U.F.	6.80%	01/11/2010	2,473,129	2,600,930
Bonos Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	645,472	645,794
Bonos Endesa	G	4,000,000	U.F.	4.80%	15/10/2010	—	668,867
Bonos Endesa	H	4,000,000	U.F.	6.20%	15/10/2008	—	861,052
Bonos Endesa	144A	400,000,000	US$	8.35%	01/08/2013	—	8,649,357
Bonos Endesa	144A	200,000,000	US$	8.63%	01/08/2015	—	4,467,626
Bonos Pehuenche	One	170,000,000	US$	7.30%	01/05/2003	124,886,525	—
Bonos Edegel	One	30,000,000	US$	8.75%	13/06/2007	150,293	122,974
Bonos Edegel	Two	30,000,000	US$	8.41%	14/02/2007	697,526	570,865
Bonos Edegel	Three	30,000,000	US$	8.75%	03/06/2006	98,468	80,569
Bonos Edegel	Four	20,000,000	US$	8.46%	26/11/2005	136,680	111,835
Bonos Edegel	Four A	50,000,000	Soles	4.75%	12/12/2006	—	22,356
Bonos Edegel	Five A	30,000,000	Soles	11.60%	22/08/2003	7,524,632	—
Bonos Edegel	Five B	35,000,000	Soles	6.00%	22/02/2004	132,188	5,250,320
Bonos Edegel	One A	100,000,000	Soles	6.00%	06/06/2005	—	68,568
Bonos Edegel	Three A	50,000,000	Soles	4.13%	05/05/2006	—	113,923
Bonos Edegel	Three B	50,000,000	Soles	4.88%	30/10/2006	—	70,800
Bonos Emgesa	A-1	15,000,000	$Col.	9.89%	26/07/2006	1,308,919	58,942
Bonos Emgesa	B-3	31,525,018	$Col.	14.79%	08/02/2003	10,264,100	—
Bonos Emgesa	B-5	12,750,000	$Col.	9.97%	09/10/2004	75,658	2,788,242
Bonos Emgesa	B-7	19,500,000	$Col.	10.29%	09/10/2006	119,344	99,864
Bonos Emgesa	B-10	229,825,000	$Col.	10.60%	09/10/2009	1,449,421	1,213,243
Bonos Emgesa	B-10	60,000,000	$Col.	10.57%	10/11/2009	—	196,835
Bonos Emgesa	C-10	7,701,962	$Col.	9.88%	09/10/2009	81,486	73,690
Bonos Emgesa	C-10	19,777,918	$Col.	10.25%	08/10/2009	44,130	39,903
Bonos Emgesa	B-10 2° issuance	50,000,000	$Col.	15.18%	26/06/2006	223,180	1,164,287
Bonos Emgesa	A-5	172,858	$Col.	8.35%	08/10/2004	70,746	—
Bonos Emgesa	B-1	85,000,000	$Col.	13.95%	26/07/2006	—	1,185,974
Eurobono	Unica	400,000,000	Euro	3.34%	24/07/2003	306,778,275	—
Endesa Chile Internacional	Unica	150,000,000	US$	7.20%	01/04/2006	1,959,649	1,603,260
Bonos Autopista del Sol S.A	A-1	3,446,160	U.F.	5.80%	15/01/2018	1,648,440	—
Bonos Autopista del Sol S.A	A-2	861,540	U.F.	5.80%	15/01/2018	412,110	—
Bonos Autopista del Sol S.A	B-1	964,372	U.F.	5.80%	15/01/2018	491,702	—
Bonos Autopista del Sol S.A	B-2	243,578	U.F.	5.80%	15/01/2018	124,193	—

Total						503,486,357	70,945,193

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b) Details of the long-term portion of bonds payable is as follows at each year ended:

		Face value		Interest		As of December 31,
Instrument	Series	outstanding	Currency	rate	Maturity date	2002	2003
				%		ThCh$	ThCh$

Bonos Edelnor	One	4,891,900	Soles	9.61%	01/02/2011	1,010,394	838,813
Bonos Edelnor	I°Prog.	80,000,000	Soles	VAC + 7,5%	01/07/2006	16,647,508	14,079,415
Bonos Edelnor	I°Prog.	100,000,000	Soles	VAC + 6,9%	10/10/2006	20,884,730	17,662,273
Bonos Edelnor	I°Prog.	30,000,000	Soles	6.50%	01/01/2004	6,196,324	—
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.34%	24/01/2004	4,130,883	—
Bonos Edelnor	I°Prog.	18,570,000	Soles	VAC + 6,2%	26/04/2007	3,898,572	3,297,092
Bonos Edelnor	I°Prog.	40,000,000	Soles	4.47%	11/09/2007	—	6,858,793
Yankee Bonds — Enersis	One	300,000,000	US$	6.90%	21/11/2006	217,738,830	178,140,000
Yankee Bonds — Enersis	Two	350,000,000	US$	7.45%	21/11/2016	181,255,964	148,292,049
Yankee Bonds — Enersis	Three	150,000,000	US$	6.63%	21/11/2026	108,869,415	509,480
Yankee Bonds II — Enersis	One	350,000,000	US$	7.38%	01/12/2014	—	207,830,000
Bono N° 269	B-1	2,928,543	U.F.	5.50%	15/06/2009	49,526,236	679,076
Bono N° 269	B-2	2,500,000	U.F.	5.75%	15/06/2022	42,278,903	32,740,200
Bonos Endesa	One	230,000,000	US$	7.88%	01/02/2027	149,427,626	122,252,138
Bonos Endesa	Two	220,000,000	US$	7.33%	01/02/2037	159,675,142	130,636,000
Bonos Endesa	Three	200,000,000	US$	8.13%	01/02/2097	29,333,775	23,999,021
Bonos Endesa	One	400,000,000	US$	7.75%	15/07/2008	290,318,440	237,520,000
Bonos Endesa	Unica	400,000,000	US$	8.50%	01/04/2009	290,318,440	237,520,000
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	101,469,367	101,520,000
Bonos Endesa	C2; D1 Y D2	1,251,257	U.F.	6.80%	01/11/2010	20,029,882	17,662,331
Bonos Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	25,367,342	25,380,000
Bonos Endesa	G	4,000,000	U.F.	4.80%	15/10/2010	—	67,680,000
Bonos Endesa	H	4,000,000	U.F.	6.20%	15/10/2008	—	67,680,000
Bonos Endesa	144A	400,000,000	US$	8.35%	01/08/2013	—	237,520,000
Bonos Endesa	144A	200,000,000	US$	8.63%	01/08/2015	—	118,760,000
Bonos Edegel	One	30,000,000	US$	8.75%	13/06/2007	21,773,883	17,814,000
Bonos Edegel	Two	30,000,000	US$	8.41%	14/02/2007	21,773,883	17,814,000
Bonos Edegel	Three	30,000,000	US$	8.75%	03/06/2006	21,773,883	17,814,000
Bonos Edegel	Four	20,000,000	US$	8.46%	26/11/2005	14,515,922	11,876,000
Bonos Edegel	Four A	50,000,000	Soles	4.75%	12/12/2006	—	8,571,016
Bonos Edegel	One A	100,000,000	Soles	6.00%	06/06/2005	—	17,142,033
Bonos Edegel	Five B	35,000,000	Soles	6.00%	22/04/2004	6,196,324	—
Bonos Edegel	Three A	50,000,000	Soles	4.13%	05/05/2006	—	8,571,016
Bonos Edegel	Three B	50,000,000	Soles	4.88%	30/10/2006	—	8,571,016
Bonos Emgesa	A-1	15,000,000	$Col.	9.89%	26/07/2006	3,800,258	3,206,021
Bonos Emgesa	B-1	85,000,000	$Col.	13.95%	26/06/2006	21,534,796	18,167,453
Bonos Emgesa	B-5	12,750,000	$Col.	9.97%	09/10/2004	3,230,219	0
Bonos Emgesa	B-7	19,500,000	$Col.	10.29%	09/10/2006	4,940,336	4,167,827
Bonos Emgesa	B-10	229,825,000	$Col.	10.60%	09/10/2009	58,226,188	49,121,888
Bonos Emgesa	B-10	60,000,000	$Col.	10.57%	10/11/2009	—	12,824,085
Bonos Emgesa	C-10	7,701,962	$Col.	9.88%	09/10/2009	—	3,086,739
Bonos Emgesa	C-10	19,777,918	$Col.	10.25%	08/10/2009	5,331,860	1,734,454
Bonos Emgesa	B-10 2° issuance	50,000,000	$Col.	15.18%	26/07/2006	15,201,032	10,686,737
Bonos Autopista del Sol S.A	A-1	3,446,160	U.F.	5.80%	15/01/2018	58,279,946	—
Bonos Autopista del Sol S.A	A-2	861,540	U.F.	5.80%	15/01/2018	14,569,986	—
Bonos Autopista del Sol S.A	B-1	964,372	U.F.	5.80%	15/01/2018	16,309,031	—
Bonos Autopista del Sol S.A	B-2	243,578	U.F.	5.80%	15/01/2018	4,119,290	—
Bonos Endesa Internacional	Unica	150,000,000	US$	7.20%	01/04/2006	108,869,414	89,070,000

Total						2,118,824,024	2,299,294,966

VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate.

Year	%

2002	1.45
2003	1.87

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

c) Bonds payable consist of the following:

(1)	Enersis S.A. Series B1-B2

On September 11, 2001, Enersis S.A. registered two series of bearer bonds dated June 14, 2001, as follows:

	Total amount	No. of bonds	Face value
Series	In UF	per series	in UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

The scheduled maturity of the Series B-1 bonds is 8 years, interest and principal payable semi-annually. Annual interest is 5.50%, compounded semi-annually.

The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually. Annual interest is 5.75%, compounded semi-annually.

In November 2003, these series were voluntarily exchanged for shares in connection with Enersis’ capital increase approved on March 31, 2003 (See Note 23a) bond exchanged.

(2)	Enersis S.A. (Yankee Bonds)

On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued corporate notes (Yankee Bonds) for US$800 million in three series, as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	300,000,000	10	6.9%
2	350,000,000	20	7.4%
3	150,000,000	30	6.6%

Interest is payable on a semi-annual basis and principal is due upon maturity. The Series 3 bond holders has a pre-redemption option in year seven, which was exercised by nearly all holders in November 2003 for US$149,142,000.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Repurchase of Yankee Bonds

Enersis Internacional, a 100% subsidiary of Enersis during November 2001 made a tender offer to repurchase all or a portion of the Series 2 Yankee Bonds. The offer expired November 21, 2001 and the Enersis Internacional repurchased a total of US$100,266,000 in bonds with accrued interest, at a price of US$95,536,000.

(3)	Bonos Internacionales (Yankee Bonds II)

On November 24 2003, the Company, through its Cayman Islands Agency, issued and placed Yankee Bonds on the American market for US$350 million. This placement was made in a single tranche, whose features are as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	350.000.000	10	7,4%

Interest is paid six-monthly and amortization of capital is a single installment at the end of the term.

(4)	Bonds of Chilectra S.A.

On October 13, 2003, Chilectra S.A. registered, in the Superintendency of Securities and Insurance, 2 lines of bonds corresponding to Nº 347 and 348 for a maximum line amount of UF4,200,000 and UF4,000,000 respectively; the placement has a maturity of 10 years from August 22, 2003. To date, the placement of the related bonds has not been made.

(5)	Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	:	March 1, 1996
Number of bonds subscribed	:	49,919
Face value	:	100 soles each
Redemption term	:	15 years
Interest rate	:	9.6136% annual
Interest payment	:	Annually, on coupon maturity
Principal amortization	:	Amortization of total principal upon maturity

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Second issue
Date of Issue	:	November 10, 1998
Number of bonds subscribed	:	146,300
Face value	:	1,000 soles each
Redemption term	:	4 years
Interest rate	:	14.396% annual
Interest payment	:	Accrued and paid within 90 days
Anticipated redemption option	:	Early redemption option

At December 31, 2003, this issue is totally cancelled.

Third issue
Date of Issue	:	August 7, 1998
Number of bonds subscribed	:	15,000
Face value	:	US$1,000 each
Redemption term	:	3 years
Interest rate	:	7.7% annual
Interest payment	:	Accrued and paid within 90 days

At December 31, 2003, this issue is totally cancelled.

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Number of bonds subscribed	:	146,300
Face value	:	30,000 soles each
Redemption term	:	5 years
Interest rate	:	7.5% annual
Interest payment	:	Semi - annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9% annual + VAC
Interest payment	:	Semi – annual

Third issue
Date of issue	:	January 24, 2002
Number of bonds subscribed	:	6,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.5 % annual
Interest payment	:	Semi - annual

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Fourth issue
Date of issue	:	April 24, 2002
Number of bonds subscribed	:	4,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.34 % annual
Interest payment	:	Semi - annual

Fifth issue
Date of issue	:	March 1, 2003
Number of bonds subscribed	:	3,714
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	6.2 % annual + VAC
Interest payment	:	Semi - annual

Sixth issue
Date of issue	:	September 12, 2003
Number of bonds subscribed	:	8,000
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	4.46875 % annual
Interest payment	:	Semi - annual

(6)	Endesa Chile S.A.

Our Subsidiary Endesa — Chile S.A. currently has two outstanding public bond issues on the domestic market on the following dates:

•	On December 7 1990, it registered the third issue of bonds worth U.F. 4,000,000 under No. 131. U.F. 2,030,000 of this issue had been placed at December 31 1997. The remaining balance of U.F. 1,970,000 has been cancelled, because its placement deadline has expired.

•	On August 9 2001, it registered the fourth bond issue worth U.F: 7,500,000 under No. 264; this was totally placed at December 31 2001.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

•	On November 26 2002, it registered the fifth bond issue worth U.F. 8,000,000 under Nos. 317 and 318 and then amended it on October 2 2003; this issue was totally placed at December 31 2003.

I	Risk rating of the issued bonds is a follows as of the date of December 31, 2003:

Category

- Comisión Clasificadora de Riesgo	BBB+
- Fitch IBCA Chile Clasificadora de Riesgo Ltda	A+
- Clasificadora de Riesgo Humphreys Ltda.	BBB+

ISSUANCE TERMS

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	Four million Unidades de Fomento (UF4,000,000) divided into:
- Series C-1: 120 bonds at UF10,000 each
- Series C-2: 800 bonds at UF1,000 each
- Series D-1: 120 bonds at UF10,000 each
- Series D-2: 800 bonds at UF1,000 each
Indexation	:	Based on variations in Unidad de Fomento index
Amortization year	:	Series C-1 and C-2: 15 years (5-year grace year and 10 years to pay off at principal).
Series D-1 and D-2: 20 years (5-year grace year and 15 years to pay off at principal).
Capital amortization	:	Series C-1 and C-2: 20 consecutive installments payable semi-annually, starting April 1, 1996.
Series D-1 and D-2: 30 consecutive installments payable semi-annually, starting May 1, 1996.
Paydown installments are incremental
Early Redemption	:	As elected by the issuer, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	:	6.8% annually upon expiration, compound and actual rate per semester on outstanding principal, readjusted by the value of the Unidad de Fomento. The applicable semi-annual interest rate will be equal to 3.34409%.
Interest Payments	:	Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991. Accrued interest as of December 31, 2003, 2002 and 2001 amounts to ThCh$223,384, ThCh$248,075 and ThCh$271,403 respectively, and is shown under current liabilities.
Guarantee	:	There is no specific collateral ration, however, a general guarantee collateralizes all the issuer's assets.
Placement year	:	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Fourth Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value (1)	:	Up to seven and a half million (UF7,500,000) divided into:
Series E-1: 1,500 bonds at UF1,000 each.
Series E-2: 600 bonds at UF10,000 each.
Series F: 200 bonds at UF10,000 each.
Readjustment	:	Variation in the UF
Amortization year	:	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early redemption	:	Only in the Series F case, beginning February 1, 2012.
Nominal interest rate	:	6.2% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Interest payments	:	Accrued interest as of December 31, 2003 amounts to ThCh$3,228,970 (ThCh$3,227,360 in 2002) which is shown under current liabilities.
Guarantee	:	There is no specific collateralization; however, a general guarantee covers all the issuer's assets
Placement year	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance

(1)	Through cross a currency swap, the UF debt was exchanged for US dollar debt, leaving a net position of ThCh$4,843,040 as of December 31, 2003 which is included in other assets.

Fifth Issue

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Dematerialized bearer bonds in local currency, expressed in Unidades de Fomento.
Amount of issue	:	Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
	-	Series G: 4,000 bonds U.F. 1,000 each.
	-	Series H: 4,000 bonds U.F. 1,000 each.
Adjustment	:	Variation in Unidad de Fomento.
Amortization term	:	Series G: October 15 2010.
Series H: Six-monthly and successively as of April 16 2010.
Pre-redemption	:	Only for series G bonds, as of October 16 2004.
Nominal interest rate	:	Series G: 4.8% per year, compounded every six months and effective on the capital not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be applied every six months will be 2.3719%.
Series H	:	6.2% per year, compounded every six months and effective on the capital not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be paid every six months will be 3.0534%.
Placement deadline	:	36 months as of date of registration in Securities Register of the Superintendency of Securities and Insurance.
Security	:	No specific security, except for general security of all the issuer's properties.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Payment of interests	:	Interests will be paid six-monthly, due on April 15 and October 15 of each year starting from April 15 2004. Interests accrued at year-end are ThCh$1,529,919 and they are presented in current liabilities.

II The Company has issued and placed three public offerings of bonds in the international market as follows:

First Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Readjustment	:	Variation in the US Dollar
Amortization year	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, year 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually
Interest Payments	:	Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of the year end amounts to ThCh$12,488,977 (ThCh$15,265,158 in 2002 and ThCh$14,326,736 in 2001), which is shown under current liabilities.

Second Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000) :
Readjustment	:	Variation in the US Dollar
Capital amortization	:	Series 1 matures on July 15, 2008 year
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payments	:	Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of the year end amounts to ThCh$8,436,908 (ThCh$9,678,403 in 2001) (ThCh$10,312,351 in 2002), which is shown under current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000).
Readjustment	:	Variation in the US Dollar
Capital amortization	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.502% annually
Interest Payments	:	Interest will be paid semi-annually each October 1 and April 1 annually, starting October 1, 1999. Accrued interest as of the year end amounts to ThCh$5,047,300, ThCh$6,169,267 and ThCh$5,790,012 in 2003, 2002 and 2001, respectively, which is shown under current liabilities.

Fourth Issue

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Electronic negotiable bonds expressed in American dollars on the American and European markets, under rules "Rule.144A" and "Regulation S".
Amount of issue	:	Six hundred million US dollars (US$600,000,000) divided into:
Series 01.08.2013: US$400,000,000
Series 01.08.2015: US$200,000,000
Adjustment	:	Variation in US dollar.
Capital amortization term	:	Series of ThMUS$400 total maturity on August 1 2013.
	:	Series of ThMUS$200 total maturity on August 1 2015.
Nominal interest rate	:	Series of ThMUS$400 8.35% per year.
Series of ThUS$400 8.625% per year.
Payment of interests	:	Interests will be paid six-monthly on February 1 and August 1 each year starting from July 23 2003. Interests accrued at year-end were ThCh$13,116,983 and they are presented in current liabilities.

The risk rating of these bonds is as follows as of the date of December 31, 2003:

Category

- Standard & Poor’s	BBB-
- Moodys Investors Services	Ba 2
- Fitch	BBB-

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Repurchase of Yankee Bonds

Endesa Chile Internacional, a 100% subsidiary of Endesa, made a tender offer in November 2001, for the total or partial purchase, in cash, of the following bond issue in US dollar (Yankee Bonds) made by its parent company, Endesa.

•	Series 1: ThCh$230,000 at 30 years, maturing in 2027.

•	Series 3: ThCh$200,000 at 100 years, maturing in 2097.

As a result of the offer which expired on November 21, 2001, series 1 and series 2 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series.

(7)	Subsidiaries of Endesa S.A.

I Endesa Chile Internacional issued Yankee Bonds on April 1, 1996.

Risk rating of the bond issuance is as follows as of December 31, 2003:

Category

- Standard & Poor’s	BBB-
- Moodys Investors Services	Ba 2

ISSUANCE TERMS

First Issuance

Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million Dollars (US$150,000,000):
Capital amortization	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2 % annually in arrears.
Interest Payments	:	Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest as of the year end amounts to ThCh$1,603,260, (ThCh$1,839,180 in 2001) (ThCh$1,959,649 in 2002) and is shown under current liabilities.
Guarantee	:	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first issue of Eurobonds (European Medium Term Note Programme) was registered in England for 1,000 million Euros.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ISSUANCE TERMS

First Registration

Securities registered	:	1,000 million Euros
Issuance value	:	Euros 400,000,000 (*)
Capital amortization	:	Principal due July 24, 2003
Nominal interest rate	:	Euribor + 0.80%
Interest payments	:	Quarterly beginning October 24, 2000 in arrears. Accrued interest as of December 31, 2003, 2002 and 2001 amounts to ThCh$0, ThCh$2,333,602 and ThCh$2,082,318 and is shown in current liabilities.
Guarantee	:	Empresa Nacional de Electricidad S.A.

(*)	By way of a cross-currency swap operation, the debt in Euros was exchanged for U.S. dollar debt.

At December 31, 2003, this issue is totally cancelled.

II	Empresa Eléctrica Pehuenche S.A. issued bonds on May 2, 1996.

First Issuance

Issuer	:	Empresa Eléctrica Pehuenche S.A.
Securities issued	:	Marketable securities denominated in US$.
Issuance Value	:	One hundred and seventy million US Dollars (US$170,000,000)
Capital amortization	:	Maturity as of May 1, 2003
Nominal interest rate	:	7.3% annually
Interest payments	:	Interest will be paid semi-annually in arrears, starting November 1, 1996. Accrued interest as of December 31, 2003, 2002 and 2001 amounts to ThCh$0, ThCh$1,501,188 and ThCh$1,408,903 and is shown in Current Liabilities.

At December 31, 2003, this issue is totally cancelled

III	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003 and December 12, 2003 as per the following:

First Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in US$(120,000 bonds).
Issuance value	:	US$120,000,000
Capital amortization	:	June 3, 2006, February 14, 2007, June 13, 2007, November 26, 2005 and February 22, 2004, respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75%, 8.4375% and 6.0% annually

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Interest payments	:	Interest will be paid semi-annually, starting December 3, 1999. Accrued interest as of December 31, 2003, 2002 and 2001 amounts to ThCh$1,269,600, ThCh$1,318,190 and ThCh$1,296,540 and is shown in other current liabilities.
Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (20,000 bonds).
Issuance value	:	100,000,000 new soles
Capital amortization	:	Maturity as of June 6, 2005.
Nominal interest rate	:	6.0% annually
Interest payments	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2003 and 2002 amounts to ThCh$68,568 and ThCh$0 and is shown in other current liabilities.
Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (10,000 bonds).
Issuance value	:	50,000,000 new soles
Capital amortization	:	Maturity as of May 5, 2006.
Nominal interest rate	:	4.13% annually
Interest payments	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2003 and 2002 amounts to ThCh$113,923 and ThCh$0 and is shown in other current liabilities.
Issuer	:	Edegel S.A.
Securities issued	:	Negotiable Instruments in Nuevos Soles (10,000 bonds)
Amount of issue	:	Fifty million nuevos soles (NS50,000,000).
Capital amortization	:	Total maturity at October 10 2006.
Nominal interest rate	:	4.875% per year.
Payment of interests	:	Interests will be paid six-monthly. Interests accrued at year-end are ThCh$70,800 and they are presented in current liabilities.
Issuer	:	Edegel S.A.
Securities issued	:	Negotiable instruments in Nuevos Soles (10,000 bonds)
Amount of issue	:	Fifty million Nuevos Soles (NS50,000000).
Capital amortization	:	Total maturity at October 10 2006.
Nominal interest rate	:	4.75% per year.
Payment of interest	:	Interests will be paid six-monthly. Interests accrued at year-end are ThCh$22.356 and they are presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

IV	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001 of commercial paper, the first issuance, and on February 26, 2003 from the second issuance as per the following:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000
Capital amortization	:	Maturities as of 2002, 2006, 2007, 2009 and 2010 for $Col 31,525,000; $Col 100,000,000; $Col 81,407,744; $Col 19,500,000 and $Col 297,567,256 respectively.
Interest nominal rate	:	15.5% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2003, 2002 and 2001 amounts to ThCh$1,904,178, ThCh$5,439,841 and ThCh$5,772,816 and is shown under current liabilities.

Second Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance value	:	$Col 50,000,000
Capital amortization	:	Maturity as of July 26, 2006.
Nominal interest rate	:	15.18% annual average rate
Interest payments	:	Interest will be paid annually. Accrued interest as of December 31, 2003 and 2002 amounts to ThCh$1,164,287 and ThCh$223,180 and is shown in other current liabilities.

Amortized bond discounts of Enersis S.A. and its affiliates of ThCh$23,550,612, ThCh$21,025,338 and ThCh$19,583,113 as of December 31, 2001, 2002 and 2003, respectively are included in Other Assets (see Note 14).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 20. Accrued Expenses

(a) Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Bonus and other employee benefits	27,180,757	23,848,378
Litigation and other contingencies	21,468,598	4,802,668
Construction and other	7,244,769	2,711,826
Energy purchases from others	14,606,379	6,403,478
Pension accruals	1,811,021	1,773,893
Suppliers and services	6,357,124	12,985,061
Others	7,110,976	1,178,920

Total	85,779,624	53,704,224

(b) Long-term accruals:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Advance monthly corporate and other taxes	7,070,602	7,639,831
Post-retirement benefits-Chilean subsidiaries	10,401,086	11,400,723
Post-retirement benefits (Cerj Coelce)	39,019,281	37,982,596
Severance indemnity	8,641,873	10,636,080
Labor contingencies (Cerj)	109,134,019	158,876,188
Post-retirement benefits-foreign subsidiaries	72,758,940	87,905,846
Others	7,460,312	2,975,719

Total	254,486,113	317,416,983

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 21. Severance Indemnities

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Opening balance as of January 1	7,388,911	8,400,118
Increase in accrual	2,081,794	2,801,092
Transfer to short-term	—	(41,058)
Payments during the period	(828,832)	(524,072)

Total	8,641,873	10,636,080

Note 22. Minority Interest

(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2002			As of December 31, 2003
	Equity	Participation	Total	Equity	Participation	Total
Company	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores S.A.	25,465,151	0.05%	12,733	—	—	—
Cam Argentina S.A.	550,915	0.10%	550	513,485	0.10%	513
Cam Colombia S.A.	1,883,440	0.001%	25	2,268,316	0.001%	30
Capital de Energía S.A.	571,885,956	49.10%	280,796,004	464,741,947	49.10%	228,188,296
Central Hidroeléctrica Betania S.A.	524,653,325	14.38%	75,433,605	427,549,420	14.38%	61,472,200
Central Cachoeira Dourada	491,582,589	0.41%	2,002,022	406,438,881	0.39%	1,601,856
Central Costanera S.A.	173,176,401	48.07%	83,241,500	169,484,178	35.74%	60,565,015
Cía. do Electricidade do Río do Janeiro	585,356,719	37.42%	219,056,803	446,403,953	27.46%	122,584,959
Chilectra S.A.	425,908,659	1.76%	7,440,146	426,495,495	1.76%	7,449,863
Cía. Eléctrica San Isidro S.A.	34,559,972	50.00%	17,279,986	43,956,845	50.00%	21,978,423
Cía. Peruana de Electricidad S.A.	43,634,109	49.00%	21,380,713	32,999,474	49.00%	16,169,742
Codensa S.A.	1,019,559,638	51.52%	525,985,364	827,256,794	51.52%	426,206,054
Companhia Energetica Do Ceara — Coelce	701,533,656	43.41%	304,537,745	533,453,412	43.41%	231,573,636
Compañía Eléctrica del Río Maipo S.A.	22,849,917	1.26%	287,350	—	—	—
Constructora y Proyectos Los Maitenes S.A.	353,458	45.00%	159,056	(547,964)	45.00%	(246,584)
Edegel S.A.	687,370,285	36.44%	250,503,852	544,119,075	36.44%	198,297,667
Edelnor S.A.	294,969,042	40.00%	117,987,616	221,638,247	40.00%	88,655,299
Edesur S.A.	737,116,149	34.11%	251,415,708	575,959,955	34.11%	196,448,526
Emgesa S.A.	973,289,667	51.52%	501,408,665	795,386,193	51.52%	409,758,310
Empresa Eléctrica Pangue S.A.	75,180,999	5.01%	3,766,568	85,397,699	5.02%	4,283,719
Endesa	1,444,941,673	40.02%	578,252,302	1,492,669,040	40.02%	597,352,354
Endesa Argentina S.A.	22,016,613	0.01%	2,202	56,988,038	0.01%	5,699
Generandes Perú S.A.	373,148,990	40.37%	150,636,590	302,246,635	40.37%	122,014,005
Hidroeléctrica El Chocón S.A.	229,449,565	34.81%	79,871,394	201,332,047	34.81%	70,083,686
Hidroinvest S.A.	93,395,129	30.07%	28,083,916	83,655,531	30.07%	25,155,218
Inecsa 2000 S.A.	25,666,499	2.68%	687,863	—	—	—
Infraestructura 2000 S.A.	64,642,503	40.00%	25,857,001	—	—	—
Ingendesa S.A.	2,289,440	2.36%	54,088	2,561,114	2.36%	60,506
Inmobiliaria Centro Nuevo Ltda.	(13,460)	0.08%	(10)	—	—	—
Inmobiliaria y Constructora Stgo. 2000 Ltda.	81,804	7.50%	6,136	—	—	—
Inversiones Distrilima S.A.	174,521,754	31.61%	55,166,327	132,003,816	31.61%	41,726,407
Investluz S.A.	361,127,823	37.55%	135,603,498	286,769,700	37.55%	107,682,022
Luz de Bogotá S.A.	606,535,104	55.00%	333,594,313	487,492,327	55.00%	268,120,785
Pehuenche S.A.	184,730,491	7.35%	13,577,691	194,308,570	7.35%	14,281,680
Soc. Agrícola de Cameros Ltda.	7,005,739	42.50%	2,977,439	6,918,050	42.50%	2,940,171
Soc. Agrícola Pastos Verdes Ltda.	53,431,384	45.00%	24,044,123	55,277,858	45.00%	24,875,036
Túnel El Melón S.A.	(4,273,191)	0.05%	(2,136)	(6,539,494)	0.05%	(3,270)

Total			4,091,108,748			3,349,281,823

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2001			As of December 31, 2002			As of December 31, 2003
	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total
Company	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Autopista Los Libertadores	(45,544)	0.05%	(23)	84,611	0.05%	42	—	—	—
Cam Argentina S.A.	1,443,044	0.10%	1,443	188,475	0.10%	189	(62,762)	0.10%	(63)
Cam Colombia S.A.	(418,925)	0.001%	(5)	(719,263)	0.001%	(9)	(727,405)	0.001%	(10)
Capital de Energía S.A.	(8,688,357)	49.10%	(4,265,984)	(23,907,723)	49.10%	(11,738,692)	(8,613,883)	49.10%	(4,229,417)
Central Hidroeléctrica Betania S.A.	8,752,677	14.38%	1,258,443	7,428,523	14.38%	1,068,058	1,688,410	14.38%	242,756
Central Cachoeira Dourada	(26,100,238)	0.49%	(128,239)	35,856,858	0.41%	146,031	(4,314,551)	0.39%	(17,005)
Central Costanera S.A.	11,683,579	48.07%	5,616,000	(24,982,628)	48.07%	(12,008,515)	(27,802,310)	35.74%	(12,253,976)
Cía. do Electricidade do Río do Janeiro	3,434,355	41.25%	1,416,661	9,102,554	37.42%	3,406,431	98,773,475	27.46%	27,123,735
Chilectra S.A.	(73,917,100)	1.76%	(1,395,872)	31,311,681	1.76%	547,161	(51,469,555)	1.76%	(899,957)
Cía. Eléctrica San Isidro S.A.	102,294	50.00%	51,147	(5,302,727)	50.00%	(2,651,364)	(13,177,857)	50.00%	(6,588,929)
Cía. Peruana de Electricidad S.A.	(3,105,345)	49.00%	(1,521,620)	(3,290,720)	49.00%	(1,612,453)	(2,205,560)	49.00%	(1,080,724)
Codensa S.A.	(23,026,882)	51.52%	(11,862,858)	6,722,511	51.52%	3,463,437	(18,020,379)	51.52%	(9,284,172)
Companhia Energetica Do Ceara — Coelce	(13,574,803)	43.41%	(5,892,859)	(20,555,300)	43.41%	(8,923,114)	10,188,005	43.41%	4,422,642
Compañía Eléctrica del Río Maipo S.A.	(9,354,606)	1.26%	(135,272)	(11,844,565)	1.26%	(148,952)	—	—	—
Constructora y Proyectos Los Maitenes S.A.	499,856	45.00%	224,935	592,704	45.00%	266,717	901,422	45.00%	405,640
Edegel S.A.	(28,922,541)	36.44%	(10,540,473)	(4,600,041)	36.44%	(1,676,429)	(31,881,870)	36.44%	(11,618,965)
Edelnor S.A.	(18,858,860)	40.00%	(7,543,544)	(19,956,887)	40.00%	(7,982,755)	(13,077,512)	40.00%	(5,231,005)
Edesur S.A.	(84,516,285)	34.11%	(28,826,829)	(8,287,192)	34.11%	(2,826,597)	27,101,386	34.11%	9,243,746
Emgesa S.A.	(18,984,503)	51.52%	(9,780,228)	(56,730,401)	51.52%	(29,225,744)	(22,221,183)	51.52%	(11,447,665)
Empresa Eléctrica Pangue S.A.	(6,634,223)	7.52%	(498,894)	(19,039,350)	5.01%	(953,871)	(37,165,525)	5.02%	(1,864,297)
Endesa	(72,881,618)	40.02%	(29,166,550)	9,412,247	40.02%	3,766,694	(78,130,912)	40.02%	(31,267,269)
Endesa Argentina S.A.	10,931,525	0.01%	1,094	10,888,971	0.01%	1,089	(38,333,485)	0.01%	(3,833)
Generandes Perú S.A.	(28,208,767)	40.37%	(11,387,603)	(13,236,381)	40.37%	(5,343,397)	(28,556,438)	40.37%	(11,527,954)
Hidroeléctrica El Chocón S.A.	(9,019,242)	34.81%	(3,139,598)	26,030,227	34.81%	9,061,122	(13,610,490)	34.81%	(4,737,812)
Hidroinvest S.A.	(2,662,364)	30.07%	(800,573)	26,767,299	30.07%	8,048,926	(7,105,008)	30.07%	(2,136,476)
Inecsa 2000 S.A.	(32,624)	2.68%	(874)	99,306	2.68%	2,661	—	—	—
Infraestructura 2000 S.A.	(1,006,235)	40.00%	(402,494)	(417,093)	40.00%	(166,837)	—	—	—
Ingendesa S.A.	(882,416)	2.36%	(20,846)	(932,483)	2.36%	(22,030)	(1,601,578)	2.36%	(37,837)
Inmobiliaria Centro Nuevo Ltda.	(1,463)	0.08%	—	1,298	0.08%	1	—	—	—
Inmobiliaria y Constructora Stgo. 2000 Ltda.	(2,791)	7.50%	(209)	(6,293)	7.50%	(473)	—	—	—
Inversiones Distrilima S.A.	(12,465,704)	32.75%	(4,082,518)	(13,202,015)	31.61%	(4,173,157)	(8,857,512)	31.61%	(2,799,860)
Investluz	11,838,069	37.55%	4,445,195	200,235,743	37.55%	75,188,523	8,682,013	37.55%	3,260,096
Luz de Bogotá S.A.	(11,639,289)	55.00%	(6,401,609)	4,557,123	55.00%	2,506,419	(4,206,442)	55.00%	(2,313,543)
Pehuenche S.A.	(5,013,232)	6.34%	(317,839)	(20,212,254)	7.35%	(1,485,601)	(45,798,189)	7.35%	(3,366,167)
Soc. Agrícola de Cameros Ltda.	167,136	42.50%	71,032	(105,662)	42.50%	(44,907)	87,689	42.50%	37,268
Soc. Agrícola Pastos Verdes Ltda.	(3,061,465)	45.00%	(1,377,659)	(99,316)	45.00%	(44,693)	(788,606)	45.00%	(354,873)
Túnel El Melón S.A.	1,951,707	0.05%	977	2,946,920	0.05%	1,474	2,266,302	0.05%	1,133

Total			(126,404,145)			16,445,385			(78,324,793)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 23. Shareholders’ Equity

(a) Paid capital

The Extraordinary General Meeting of Shareholders of Enersis held on March 31, 2003 approved a capital increase of about US$2,000 million. The issue was registered in the Securities Register on May 23, 2003 under No. 686 for Ch$1,473,225,403,563 pesos, divided into 24,382,994,488 shares. The operation was structured as follows:

1)	First preferential underwriting period (from May 31 to June 30), in which shareholders registered in the company register at last May 26 have the option of taking up 2.9408 new shares for each old one at a price of Ch$60.4202 per share.

2)	Voluntary redemption of local bonds (from November 1 to 15), in which holders of local 269 bonds (series B1 and B2) may exchange their bonds for Enersis shares, according to the value assigned by the aforementioned independent expert and at placement price — Ch$60.4202 per share.

3)	Second preferential underwriting period (from November 20 to December 20), in which all Enersis shareholders registered five working days before the start of this new period, except for the controlling partner and its members, may participate.

In this phase, shareholders may take up the remaining shares that were not underwritten at the close of the preferential underwriting period and at the conclusion of the voluntary redemption of local bonds. In this period, new issue shares may only be paid in cash at the same price of Ch$60.4202 per share.

Once the deadline for the capital increase has expired (December 30 2003), its final amount will be the amount actually underwritten and paid in.

At June 30, 2003, end date of the first preferential underwriting period, 22,113,264,060 shares were underwritten for a sum of Ch$1,336,087,841,061 equivalent to 90.69% of the total issue. Of total shares underwritten in this preferential period, 14,406,840,511 shares were taken up by controlling shareholder Elesur for the equivalent of Ch$870,464,185,043 and 7,706,423,549 shares by minority shareholders for the equivalent of Ch$465,623,656,018.

Elesur underwrote and paid in its shares by capitalizing financial loans that it held with Enersis on the date of underwriting. The exchange was approved by the Extraordinary Shareholders’ Meeting on March 31, 2003, at 86.84% of its par value base on an independent expert aprasiar report performed pursuant of the Chilean Company Law, with the difference being recorded as a share premium of Ch$131,912,812,936.

The second preferential underwriting period in November 2003 involved the voluntary exchange of 269 bonds, series B1 and B2. Holders converted Ch$63,656,586,836 into the equivalent of 893,612,466 first issues shares; the amounts underwritten were determined by experts by capitalizing Ch$46,964,178,894 for series B1 and Ch$7,028,065,024 for series B2, at Ch$60.4202 per share. This operation meant recording a share premium of Ch$6,247,821,056.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

During the second preferential underwriting period, 1,244,542,758 shares equivalent to Ch$75,195,523,918 were subscribed.

The second share underwriting period concluded on December 30, 2003 determining the capital increase, in which 99.9% of the capital authorized by the Extraordinary General Meeting of Shareholders, in other words 24,360,146,365 shares, were subscribed, leaving Enersis’ capital with a total of 32,651,166,465 subscribed and paid in shares.

(b) Dividends

During the years ended December 31, 2002 and 2003 the Company paid no dividends

(c) Number of shares

	As of December 31,
	2001	2002	2003
	Shares	Shares	Shares
Capital stock authorized	9,380,000,000	8,291,020,100	32,651,166,465
Capital stock issued and outstanding	8,291,020,100	8,291,020,100	32,651,166,465

(d) Subscribed and paid capital is as follows:

	As of December 31, 2003
	Shares	ThCh$
As of December 31, 2002	8,291,020,100	758,720,279
Intercompany loan capitalization	14,406,840,511	868,723,257
Bonds capitalization	893,612,466	53,830,267
Subscribed shares	9,059,693,388	546,437,537

As of December 31, 2003	32,651,166,465	2,227,711,340

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(e) Other reserves

Other reserves at December 31, 2003 are composed of the following:

ThCh$
Reserve for transaction entities using remeasurement method	(10,243,322)
Reserve for accumulated conversion differences	(15,428,363)

Total	(25,671,685)

Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial			Final
	balance at	Reserve	Reserve for	balance at
	January 1, 2003	for assets	liabilities	December 31, 2003
	ThCh$	ThCh$	ThCh$	ThCh$
Cumulative translation adjustment	46,159,106	(253,265,921)	191,678,452	(15,428,363)

Total	46,159,106	(253,265,921)	191,678,452	(15,428,363)

The detail of the accumulated conversion difference reserve at December 31, 2003 is as follows:

ThCh$
Distrilec Inversora S.A.	(7,733,126)
Inversiones Distrilima S.A.	2,471,385
Cía. Peruana de Electricidad S.A.	1,302,547
Edesur S.A.	(4,503,144)
Cerj S.A.	(2,915,573)
Luz de Bogotá S.A.	(4,985,333)
Investluz S.A.	3,629,135
Central Geradora Termelétrica Fortaleza S.A.	(2,662,889)
Synapsis de Colombia Ltda.	19,801
Endesa Market Place	367,029
Endesa Argentina S.A.	2,557,220
Compañía Eléctrica Conosur S.A.	(2,954,154)
Endesa de Colombia S.A.	68,499
Central Costanera S.A.	(79,994)
Ingendesa Do Brasil Ltda.	(9,766)

Total	(15,428,363)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(f)	Net losses from operations and accumulated net income (losses) of development-stage subsidiaries are as follows:

	As of December 31, 2003
	Net income (loss)	Retained earnings
	for the period	(accumulated deficit)
Company	ThCh$	ThCh$
Compañía Eléctrica Taltal Ltda.	—	147,835
Central Generadora Termoelectrica Fortaleza S.A.	(1,292,923)	(2,608,453)
Aguas Santiago Poniente S.A.	(55,238)	(167,940)
Infraestructura 2000 S.A.	—	355,245
Gas Atacama Generación	—	819,520
Ingendesa (Ingendesa do Brasil)	44,914	(1,855)
Enigesa (Ingendesa do Brasil)	580	(68)

Total	(1,302,667)	(1,455,716)

Note 24. Other Income and Expenses

a. The detail of other non-operating income is as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	3,285,579	517,322	7,529,538
Gain on sale of property, plant and equipment	12,974,275	3,511,474	3,142,819
Gain on sale of materials		2,681,149	3,830,847
Gain on forward contracts and swaps	18,001,214	4,863,450	—
Services — projects and inspections	9,343,577	14,525,962	16,165,628
Penalties charged to contractors and suppliers	15,292,769	7,017,364	7,283,913
CDEC-SING power settlement gain	6,552,130	11,264,690	1,604,824
Public lighting and telephone lines	14,102,900	13,660,931	11,996,639
Gain on sale of investments	3,194,957
Cost recoveries	6,412,617	5,163,916	12,278,321
Recoverable taxes	8,197,975	6,451,499	5,080,587
Effect of application of BT 64 (1)	63,300,484	212,921,872	19,677,720
Comahue fourth line income	415,466
Gain on repurchase of bonds	24,353,971
Gain on sale of subsidiaries (2)		—	89,285,108
Indemnities and commissions		3,213,534	3,591,404
Dividend from investees	5,479,282	10,839,568	4,288,277
Other	5,733,321	14,592,594	11,821,164

Total	196,640,517	311,225,325	197,576,789

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

(2)	Sale of Compañía Eléctrica del Rio Maipo S.A. and Infraestructura 2000 S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

b. Other non-operating expenses are as follows:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	2,203,723	4,208,128	8,188,085
Cost of sales – materials	2,862,995	1,662,559	3,139,887
Loss on sale of fixed assets	3,316,048	2,404,599	9,397,043
Donations	—	148,062	1,494,374
Effect of application of BT 64 (1)	39,820,734	31,075,441	87,189,396
Contingencies and litigation	35,515,625	48,776,456	52,974,009
Deferred expense amortization	1,236,495	3,676,482	6,818,702
SIC power settlement loss	9,544,552	17,148,228	2,676,757
Pension plan expense	22,631,531	5,802,577	20,790,427
Revenue recovery	—	5,154,802	3,610,872
Index UFIR Brasil Cerj	—	—	6,829,656
Penalties and fines	15,819,778	12,482,466	4,365,336
Cost of projects, inspections and other	8,373,219	5,307,741	6,222,466
Provision for real estate projects	—	16,766,197	—
Provision for write-off work in progress	—	46,775,052	2,483,690
Other taxes Argentina and Brazil	—	6,798,645	9,594,035
Loss on forward contracts and swaps	23,810,904	—	1,142,690
Write-off fixed assets	8,775,579	7,299,621	15,638,914
Others	11,857,354	22,721,323	5,468,333

Total	185,768,536	238,208,379	248,024,672

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 25. Price-level Restatement

The (charge) credit to income for price-level restatement is as follows:

		Year ended December 31,
	Index	2001	2002	2003
Assets		ThCh$	ThCh$	ThCh$
Inventory	I.P.C.	686,595	1,092,619	324,537
Current assets	I.P.C.	87,693	6,117,451	9,634,298
	U.F.	—	51,700	12,493
Property, plant and equipment	I.P.C.	70,303,922	71,893,309	23,367,200
Accounts receivable from subsidiaries	I.P.C.	4,621,097	5,083,009	1,762,523
Investment in subsidiaries	I.P.C.	30,888,590	2,701,811	1,990,421
Amortization of goodwill	I.P.C.	27,903,151	26,045,738	6,259,407
Other assets	I.P.C.	25,352,524	23,398,374	18,247,746
	U.F.	—	189,167	69,242
Price-level restatement of the income statement		—	18,451,848	(66,109)

Net credits — assets		159,843,573	155,025,026	61,601,758

Liabilities and Shareholders’ equity
Shareholders equity	I.P.C.	(35,104,078)	(35,729,346)	(6,939,971)
Current and long-term liabilities	I.P.C.	(95,963,273)	(79,057,836)	(50,396,993)
	U.F.	—	(8,701,419)	(1,412,702)
Minority interest	I.P.C.	6,582,451	17,707,548	7,619,133
Accounts payable to subsidiaries	I.P.C. - U.F.	(30,852,658)	(24,290,502)	(15,675,723)
Non-monetary liabilities	I.P.C.	(686,025)	(52,471)	(93,288)
	U.F.	—	—	(72,800)
Price-level restatement of the income statement	I.P.C.	(1,623,163)	(19,886,461)	871,195

Net charge-liabilities and shareholders’ equity accounts		(157,646,747)	(150,010,487)	(66,101,149)

Net credits (charge) to income		2,196,826	5,014,539	(4,499,391)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 26. Exchange Differences

The (charge) credit to income for foreign currency translation is as follows:

		Year ended December, 31
Assets	Currency	2001	2002	2003
		ThCh$	ThCh$	ThCh$
Cash	US$	1,510,881	2,698,211	2,850,565
	Euro		—	(1,524)
	Other	(56,854)	(13,835)	(238,858)
Time deposits	US$	204,307	266,765	(26,152,483)
	Other	(78,163)	(31,365)	(6,922)
Marketable securities	US$	11,915,745	494,092	(169,033)
	Other	(1,905)	—	(19,546)
Accounts receivable, net	US$	105,140	220,306	(458,528)
	Euro		—	32,835
	Other	(49,150)	42,961	(47,542)
Other accounts receivable, net	US$	1,135,935
	Other	53,020
Inventory	Other	(11,942)
Prepaid expenses	US$	170,676	29,736	(62,642)
	Other	(2,389)
Other current assets	US$	11,636,290	6,786,792	2,541,960
	Other	(267,100)	(142,245)	(1,355)
Amounts due from related companies	US$		—	(80,463)
Non-current assets
Long-term receivables	US$	1,064,685	605,943	(12,379,444)
	Other	279,938	204,029	(222,446)
Amounts due from related companies	US$	17,203,587	11,193,324	(28,911,189)
Deferred expenses	US$	249,328	230,340	—
Other assets	US$	28,619,443	6,606,448	(204,265,262)
Forward contracts and swaps	US$	36,371,323	16,197,938	21,876,845

Total gain (loss)		110,052,795	45,389,440	(245,715,032)

		Year ended December, 31
Liability	Currency	2001	2002	2003
		ThCh$	ThCh$	ThCh$
Short-term debt due to banks	US$	(6,892,194)	(2,659,647)	6,653,542
and financial institutions	Other	(1,909)	—	(3)
Current portion of long-term	US$	(2,370,285)	3,587,599	7,374,930
debt due to banks	Yen	26,513	(72,424)	56,071
and financial institutions	Other	(64,206)	(244,524)	167,230
Current portion of bonds payable	US$	(3,869,910)
	Euro		(26,389)	87,199
Current portion of bonds payable	US$	(1,440,353)	(2,123,443)	13,329,822
Current portion of notes payable	US$	19,318	(865,294)	2,248,465
Dividends payable	Other	102
Accounts payable	US$	287,561	477,636	110,039
	Other	195,341	—	(45,861)
Notes payable	US$	(310,858)
	Other	(82,715)
	Other		(870,274)	432,188
Miscellaneous payables	US$	(434,591)	(655,650)	1,325,272
Accrued expenses	Other	197,359	(104)	640,372
	Other		—	(975)
Accrued expenses	US$	38,093
	Other	(30,246)
Deferred income	US$	(57,348)	(365,914)	19,356
Other current liabilities	US$	(930,875)	84,826	775,133
	Other	(12,041)	—	631,225
Dividends payable	Other		1,858	45
Long-term liabilities
Due to banks and	US$	(42,491,384)	(22,873,343)	108,669,368
financial institutions	Yen	23,068	(182,578)	39,275
	Euro		(61,092)	1,008
	Other	(249,392)	(372,406)	14,043
Bonds payable	US$	(52,555,805)	(25,245,051)	111,608,434
Notes payable	US$	(6,802,258)	(2,842,535)	5,972,670
Accounts payable	US$	(1,005,570)	361,815	(173,051)
Other long-term liabilities	US$	(22,116,110)	(6,713,858)	10,852,174
	Other	29,822	3	—
Forward	US$		—	(31,127,244)

Total gain (loss)		(140,900,871)	(61,660,789)	239,660,727

Exchange difference — net loss		(30,848,078)	(16,271,349)	(6,054,305)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 27. Extraordinary Items

In this item, the Company shows the net equity 1.2% tax, in accordance with decree N°1,949 of August 29, 2002 of the Republic of Colombia; a tax that will be used for said country’s democratic security.

At December 31, 2002 and 2003, the subsidiaries paying this tax and the corresponding amounts are as follows:

	As of December 31,
Company	2002	2003
	ThCh$	ThCh$
Central Hidroeléctrica de Betania S.A.	2,045,366	—
Capital de Energía S.A.	67,795	—
Emgesa S.A.	8,926,232	—
Cam Colombia S.A.	33,875	—
Codensa S.A.	11,526,128	—

Total	22,599,396	—

Note 28. Cash flow statement

•	Other financing disbursements for the year ended 2003

In the item “Other disbursements for financing”, in the cash flow from financing activity, the following items are included: Disbursements for commissions on debt refinancing in the amount of ThCh$57,188,457, forward contract payments in the amount of ThCh$40,816,629, collar and collateral derivative contracts premiums in the amount of ThCh$5,459,187, payments to Siemens A.G. Alemania of ThCh$4,555,075 and other disbursements in an amount of ThCh$8,011,269.

•	Other receipts investment for the year ended 2003

In the item “Other receipts from investments”, in the cash flow from investment activities, the following items are included receipts from loans granted to the ex-subsidiary Infraestructura 2000 in the amount of ThCh$47,899,341, capital return amount of ThCh$1,230,126 and other items in the amount of ThCh$658,870.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Non-Cash Financing Transactions

•	Capital increase

On June 2, 2003 Elesur S.A. capitalized the financial credits that it held with Enersis S.A. for ThCh$1,002,376,998, which transaction did not generate a cash flow. Details of this transaction are explained in Note 23b).

In November 2003 there was a voluntary exchange of bonds in connection with the capital increase of Enersis. Holders converted ThCh$63,656,587 into 893.612.466 first issue shares; this operation did not generate any cash flow. Details of this transaction are referred to in Note 23b).

Note 29. Share issuance costs

a.	Expenses incurred at the close of these financial statements for issuing and placing the shares, outstanding at December 30, 2003, were recorded as described in Note 2 aa) and break down as follows:

	As of December 31
	2002	2003
	ThCh$	ThCh$
Appraisal services	—	75,326
Printing costs	—	13,954
Legal cost	—	199,989
Financial adviser	—	10,377,599
DCV commissions	—	2,990
Bank commissions	—	1,448,873
Risk classification services	—	139,613

Total	—	12,258,344

b.	Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31
	2002	2003
	ThCh$	ThCh$
Taxes	1,463,307	2,176,804
Commissions	755,595	2,595,871
Financial adviser	1,725,416	853,328
Insurance issue	7,307,869	—
Others	—	55,390

Total	11,252,187	5,681,393

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Note 30. Financial Derivatives

As of December 31, 2003 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

									Accounts
Type	Type	Nominal	Date of		Sale /			Amount	Assets/Liabilities		Income
derivative	contract	amount	maturity	Item	Purchase	Hedge item	Amount	Hedge item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
FR	CCPE	17,000,000	I quarter 04	Exchange rate	P	Bonds	10,094,600	10,094,600	Other assets/liabilities s/t	910,556	—	945,243
FR	CCPE	17,000,000	I quarter 04	Exchange rate	P	Bonds	10,094,600	10,094,600	Other assets/liabilities s/t	910,556	—	945,030
FR	CCPE	20,000,000	I quarter 04	Exchange rate	P	Bonds	11,876,000	11,876,000	Other assets/liabilities s/t	1,062,641	—	1,101,819
FR	CCPE	17,000,000	I quarter 04	Exchange rate	S	Bonds	10,094,600	10,094,600	Other assets/liabilities s/t	(688,330)	—	(688,330)
FR	CCPE	17,000,000	I quarter 04	Exchange rate	S	Bonds	10,094,600	10,094,600	Other assets/liabilities s/t	(688,482)	—	(688,482)
FR	CCPE	20,000,000	I quarter 04	Exchange rate	S	Bonds	11,876,000	11,876,000	Other assets/liabilities s/t	(812,650)	—	(812,650)
FR	CCPE	14,000,000	I quarter 04	Exchange rate	P	Bonds	8,313,200	8,313,200	Other assets/liabilities s/t	31,311	—	31,360
FR	CCPE	219,000,000	III quarter 03	Exchange rate	S	Other current assets	130,042,200	130,042,200	Other assets/liabilities s/t	8,570,040	11,384,569	8,420,887
FR	CCPE	76,000,000	I quarter 04	Exchange rate	P	Bank obligations	45,128,800	45,128,800	Other assets/liabilities l/t	2,129,811	(9,734,826)	(1,569,669)
FR	CCPE	5,000,000	II quarter 04	Exchange rate	P	Bank obligations	2,969,000	2,969,000	Other liabilities s/t	(52,182)	—	(2,237)
OE	CCPE	11,800,000	III quarter 04	Interest rate	P	Bank obligations	7,006,840	7,006,840	Other liabilities l/t	(484,967)	(114,728)	47,352
OE	CCTE	50,000,000	III quarter 04	Interest rate	P/S	Bank obligations	29,690,000	29,690,000	Other liabilities s/t other assets l/t	(35,105)	(310,843)	(7,571)
OE	CCTE	50,000,000	III quarter 05	Interest rate	P/S	Bank obligations	29,690,000	29,690,000	Other liabilities l/t	(1,057,852)	(642,231)	(111,812)
OE	CCTE	150,000,000	I quarter 06	Interest rate	P/S	Bank obligations	89,070,000	89,070,000	Other liabilities s/t other assets l/t	(2,157,097)	(1,210,272)	(99,276)
OE	CCTE	550,000,000	II quarter 06	Interest rate	P/S	Bank obligations	326,590,000	326,590,000	Other liabilities s/t other assets l/t	(12,474,660)	(5,554,191)	(1,318,021)
OE	CI	100,000,000	II quarter 04	Interest rate	P/S	Bank obligations	29,690,000	29,690,000	Other liabilities s/t	(656,251)	(1,411,094)	(656,251)
OE	CI	350,000,000	III quarter 04	Interest rate	P/S	Bank obligations	44,535,000	44,535,000	Other liabilities s/t	(1,108,795)	(5,423,005)	(1,108,795)
OE	CI	150,000,000	I quarter 06	Interest rate	P/S		—	—	Other liabilities s/t	(230,914)	(4,138,451)	(230,914)
OE	CI	250,000,000	III quarter 06	Interest rate	P/S		—	—	Other liabilities s/t	(120,816)	(3,481,620)	(120,816)
S	CCPE	273,495	IV quarter 03	Exchange rate	P		162,401	162,401	Other liabilities s/t	(16,637,093)	—	(23,390,093)
S	CCPE	13,008,308	I quarter 04	Interest rate	P	Bank obligations	7,724,333	7,724,333	Other liabilities s/t	(2,182,501,690)	—	(2,186,184,690)
S	CCPE	98,916,783	I quarter 04	Exchange rate	P	Bank obligations	58,736,786	58,736,786	Other liabilities s/t	(11,243,673,373)	—	(11,198,577,048)
S	CCPE	10,800,763	II quarter 04	Interest rate	P	Bank obligations	6,413,493	6,413,493	Other liabilities s/t	(1,082,648,739)	(20,808,251)	(1,105,905,990)
S	CCPE	5,750,485	II quarter 04	Exchange rate	P	Bank obligations	3,414,638	3,414,638	Other liabilities s/t	(777,432,324)	(23,907,865)	(813,301,189)
S	CCPE	62,746,133	III quarter 04	Exchange rate	P	Bank obligations	37,258,654	37,258,654	Other liabilities s/t	(3,034,406,503)	(1,379,621,025)	(5,314,493,527)
S	CCPE	546,990	IV quarter 04	Exchange rate	P	Bank obligations	324,803	324,803	Other liabilities s/t	(34,413,842)	—	(46,751,842)
S	CCPE	820,485	I quarter 05	Exchange rate	P	Bank obligations	487,204	487,204	Other liabilities s/t	(48,375,002)	—	(70,158,002)
S	CCPE	175,000,000	II quarter 08	Interest rate	P	Bank obligations	103,915,000	103,915,000	Other liabilities s/t other assets l/t	486,670	(901,962)	(264,761)
S	CCTE	50,000,000	I quarter 04	Interest rate	P/S	Bank obligations	29,690,000	29,690,000	Other liabilities s/t	394,874	(1,482,082)	(227,128)
S	CCTE	15,000,000	I quarter 04	Interest rate	P	Bank obligations	8,907,000	8,907,000	Other liabilities l/t	(277,898)	—	(277,898)
S	CCTE	50,000,000	III quarter 04	Interest rate	P/S	Bank obligations	29,690,000	29,690,000	Other liabilities l/t	1,100,608	(747,764)	(458,817)
S	CCTE	3,191,000	III quarter 04	Interest rate	P	Bank obligations	1,894,816	1,894,816	Other liabilities l/t	(213,174)	—	(213,174)
S	CCTE	35,381,000	IV quarter 04	Interest rate	P	Bank obligations	21,009,238	21,009,238	Other liabilities l/t	(353,311)	—	(353,311)
S	CCTE	14,000,000	II quarter 05	Interest rate	P	Bank obligations	8,313,200	8,313,200	Other liabilities l/t	(1,166,223)	—	(1,166,223)
S	CCTE	50,000,000	II quarter 06	Interest rate	P	Bank obligations	29,690,000	29,690,000	Other liabilities l/t	(1,653,733)	—	(1,653,733)
S	CI	11,657,290	I quarter 04	Exchange rate	P	Bank obligations	6,922,099	6,922,099	Bank obligations	(442,792)	—	(442,792)
S	CI	115,000,000	II quarter 08	Interest rate	P/S		—	0	Other liabilities s/t	(165,046)	(22,460)	(165,046)
S (1)	CCPE	94,470,311	III quarter 06	Exchange rate	P	Bonds	66,384,753	66,384,753	Others asstes/liabilities l/t	10,288,282	—	15,242,584
S (1)	CCPE	94,470,311	III quarter 06	Exchange rate	P	Bonds	1,689,160	1,689,160	Others asstes s/t	1,060,056	7,276,312	1,060,055
S (2)	CCPE	50,000,000	III quarter 06	Exchange rate	S	Bonds	35,135,243	35,135,243	Others asstes/liabilities l/t	(5,445,243)	—	(6,605,724)
S (2)	CCPE	50,000,000	III quarter 06	Exchange rate	S	Bonds	307,398	307,398	Others asstes s/t	(434,352)	(1,610,706)	(434,351)

(1)	Fr = Forward, S = Swap

Within the compass of the financial strengthening plan, approved in October 2002, Enersis and its subsidiary Endesa Chile have obtained financing during this year by placing bonds on the local market and on the US market; this has enabled them to obtain financing with a fixed rate debt and prepay obligations with banks which had a variable rate.

The above, together with prepayment of borrowings made using resources obtained from the capital increase, has reduced the variable debt by about US$1,550 million.

As a result of the above, hedging instruments covering variable rate borrowings, which were refinanced at fixed rates or prepaid, now have no associated debt and, therefore, appear in the derivatives schedule as investments.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 31. Commitments and Contingencies

Collateral held by third parties:

						Balance payable of related debt
			Commited assets			at December 31,			Release of guarantees
					Book value of
Guarantee	Subsidiary	Type guarantee	Type	Currency	collateral	Currency	2002	2003	2004	2005	2006
BancoEstado	Pehuenche S.A.	Chat. Mortg. Without conveyance	Equipment	ThCh$	9,940,774	ThCh$	940,632	3,867	3,867	—	—
Arriendo Maq. y Const. Talca Ltda.	Pehuenche S.A.	Bank bond		ThCh$	—	ThCh$	—	2,519	2,519	—	—
Director Customs Office of Chile	Pangue S.A.	Bill of exchange		ThCh$	53,442	ThCh$	65,322	53,442	53,442	—	—
Creditors banks	Pangue S.A.	Mortgage and pledge	Real Estate, properties	ThCh$	86,239,360	ThCh$	20,433,809	14,350,944	3,149,680	3,149,585	2,168,378
Mitsubishi Corp.	San Isidro S.A.	Chattel mortgage	Facilities	ThCh$	80,895,593	ThCh$	57,972,160	33,809,253	—	—	—
Syndicated loan Citibank N.A.	Pehuenche S.A., Pangue, Celta	Financial guarantee		ThCh$	—	ThCh$		168,639,200	—	28,106,531	140,532,669
Banco Estado	Tunel el Melón	Pledge over 45% of income		ThCh$	1,348,922	ThCh$	7,148,286	5,729,877	—	—	—
Soc. de Energía de la República Argentina	Endesa Argentina, Central Costanera S	Pledge	Shares	ThCh$	88,013,134	ThCh$	12,090,308	11,686,578	—	—	—
Mitsubishi	Central Costanera S.A.	Pledge	Facilities	ThCh$	12,624,188	ThCh$	—	12,624,188	—	—	—
Banco Santander Central Hispano	Cono Sur S.A.	Prenda	Shares	ThCh$	54,844,852	ThCh$	139,032,394	90,033,203	—	—	—
Miscellaneous payables	Endesa (Parent)	Bank bond		ThCh$	—	ThCh$	1,133,633	1,309,333	—	—	—
J.P. Morgan e ING Baring	Central Costanera	Pledge	Facilities	ThCh$	60,567,600	ThCh$		60,567,600	—	—	—

Guarantees of subsidiary obligations (1):

						Balance payable of related debt
			Committed assets			at December 31			Release of guarantees
Guarantee	Subsidiary	Relation	Type	Currency	Accounting Value	Currency	2002	2003	2004	2005	2006	2007	2008
Citibank N.A.	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—	ThCh$	363,285,519	—		—	—	—	—
Midlabank (BSCH)	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—	ThCh$	5,725,137	—		—	—	—	—
Banco Santander Central Hispano	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—	ThCh$	112,031,532	—		—	—	—	—
J.P. Morgan & Co. Y C.S.F.B.	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	90,673,260	ThCh$	110,829,064	90,673,260		—	90,673,260	99,145,500	—
BNP	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—	ThCh$	153,389,137	—		—	—	—	—
BBVA	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	—	ThCh$	153,389,137	—		—	—	—	—
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	Guarantor	ThCh$	33,809,252	ThCh$	49,589,674	33,809,252		—	—	—	33,809,252
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	22,023,058	ThCh$	33,297,279	22,023,058		—	—	—	22,023,058
Banco Santander	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	—	ThCh$	776,322	—		—	—	—	—
ABN Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	1,758,906	ThCh$	4,310,602	1,758,906		1,758,906	—	—	—
Chase Manhattan Bank	Endesa de Colombia S.A.	Subsidiary	Guarantor	ThCh$	—	ThCh$	207,576,479	—		—	—	—	—
Banco Santander Central Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	Guarantor	ThCh$	90,033,203	ThCh$	139,032,394	90,033,203		—	—	—	90,033,203

(1)	Unless otherwise stated, the guarantees in the table “Guarantees of Subsidiary Obligations” were provided by a subsidiary of the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Litigation and other legal actions:

Enersis S.A. Individual

i.	Mercedes Jimenez de Arechaga with Enersis S.A., Enersis S.A. Agencia Islas Caimán, Enersis Internacional, Chilectra S.A., Chilectra S.A. Agencia Islas Caimán and Empresa Nacional de Electricidad.

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

On August 2, 2000, Enersis Group contested PECOM’s action and presented a counterclaim requesting the court to terminate several agreements among the parties. Likewise, PECOM requested to be compensated by the Enersis Group if the agreements among the parties were terminated. Based on the provisional estimates made by PECOM, the Arbitration Court determined that the amount of the suit is between US$180-200 million. The parties have presented their arguments, evidence and final allegations. The Arbitration Court issued an arbitration award on September 2, 2002, ruling that Enersis Group and PECOM keep their rights to nominate equal number of board members in Distrilec Inversora S.A. and rejecting not only the Enersis Group’s counterclaim, but also Pecom’s claim for compensation of approximately US$200 millions. Enersis Group challenged the arbitration award through an appeal for annulment, which was filed before the Uruguayan Court of Appeals. The Republic of Uruguay is the domicile established by the Arbitration Court for all legal purposes. The Uruguayan Court of Appeals has concluded the probative year and is working on the final judgment.

On June 18, 2003, Montevideo’s Civil Court of Appeals, 2nd Circuit, ruled on an unappealable basis that the ruling of the Arbitration Court of the International Chamber of Commerce stands, therefore the Arbitral Award remains definitive.

In this context, on November 5, 2003 notice has been served of the petition to regulate lawyers’ fees arising from challenging the arbitral award as invalid, petitioning that they be set at between US$1,270,000 and US$15,210,000.

These amounts are based on differing circumstances.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

US$15,210,000 is calculated on the basis of the amount set for the Arbitral Award in the respective “Mission Record”. This figure is a claim enforced by Petrobrás Argentina at the end of the arbitration proceeding’s hearing period in the sense that, if the ruling declared the aforementioned agreements of shareholders null and void, said Groups should be indemnified with the above amount. Since the above ruling declared that the shareholders’ agreements remained in force, the International Chamber of Commerce rejected this subsidiary claim.

US$1,270,000, in contrast, is obtained based on the amount of Ur$400 million set by the court for certain social security contributions demanded from the lawyers in Uruguay.

Since both figures are not presented as subsidiary to each other, the Company’s Uruguayan lawyer understands that the most the plaintiff could aspire to is an award for the lower figure, i.e. US$1,270,000.

Furthermore, when the remedy of invalidity was filed it stated that the matter was not susceptible to pecuniary valuation, and this was not disputed.

On November 19, 2003, a plea was raised in defense against the petition to regulate the fees.

On December 10, 2003, notified on December 16, 2003, the appeal for reconsideration of judgment filed by the Company’s side so that proceedings would move on to receiving evidence was disallowed, and the proceeding stayed in the award stage.

ii.	Court : 2nd Labor Court of Santiago

Process number : 6061-2001
Cause : Complaint filed for severance pay for years of service on December 19, 2001 by Mr. Guillermo Calderón Ortega against Enersis S.A.
Process status : On 01/31/2003 appealable judgment was passed, endorsing the petition. An appeal for annulment was filed in the manner
Amounts involved: ThCh$52,858

iii.	The Ordinary Labor Trial, titled “Acevedo Bravo, Efraín and Others with Enersis S.A.”, case list N°4.175-2002, heard before the 4th Labor Court for Santiago, arising from the claim for the payment of 2% monthly contribution made to finance the claimants’ conventional severance indemnity. The claim was notified on 11/06/2002, against which dilatory exceptions were opposed on 12/09/2002 and the claim was answered on a subsidiary basis. On December 18, 2003, all parts of the petition were disallowed, since the court judged that it was incompetent to try the case. Decision appealed.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

iv.	Court : 25th Civil Court of Santiago

Process number : 3151-00
Cause : Complaint filed for compensation of damages by Mrs. Odette Legrand Halcartegaray against Enersis S.A..
Process status : On January 31, 2003 the decision was handed down disallowing the petition. This decision has been appealed.
Amounts involved: ThCh$50,000

v.	Economic protection appeal, filed before the Court of Appeals for Santiago, List N°4591-2002, for Compañía de Teléfonos Complejo Manufacturero de Equipos Telefónicos S.A.C.I., CMET, against Enersis S.A.. The appeal was filed on 08/27/02 by CMET against Enersis S.A., which seemed to be based on the fact that Enersis S.A., through various acts, facts or omissions, would have breached article 19 N°21 of the Political Constitution of the Republic, preventing CMET from developing its commercial activities.

On September 17, 2002, Enersis S.A. informed the Court, as requested, carrying out all the discharges it deemed reasonable in accordance with law and expressly rejected CMET’s accusations because of their unfounded nature.

On September 11, 2003, the Court ruled on this appeal, disallowing all of its parts, with costs. CMET filed an appeal for reconsideration of this verdict, with alternative appeals, which have still not been ruled on.

Amounts involved: Undeterminable.

vi.	In a Meeting on March 7, 2003, the Board of Directors of the Company agreed unanimously to submit the dispute with the Argentine Republic over the investments made by the Enersis Group in that country through Enersis S.A., Empresa Nacional de Electricidad S.A., Enersis Internacional, Chilectra Internacional and Chilectra S.A., to international arbitration by the International Center for the Settlement of Differences Involving Investments between States and Nationals of other States, C.I.A.D.I. On July 22, 2003, Ciadi recorded the petition for arbitration. The procedure for appointing and forming the arbitration panel is currently ongoing.

vii.	Appealable tax proceeding, that is to say, before the Chilean Internal Revenue Service, because of the difference of ThCh$62,400 between First Category Income Tax and Repayment of Monthly Provisional Payments for absorbed profits from the 1998 tax year. This proceeding is at the sentencing stage.

viii.	Appealable tax proceeding, that is before the Internal Revenue Service, because of the difference of ThCh$1,461,400 between First Category Income Tax and Repayment of Monthly Provisional Payments for profits absorbed from the 1999 tax year. This proceeding is at the discussion stage.

ix.	Appealable tax proceeding, that is before the Internal Revenue Service, because of the difference of ThCh$900,000 between First Category Income Tax and Repayment of Monthly Provisional Payments for profits absorbed from the 2000 tax year. This proceeding is at the discussion stage.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Enersis’ Subsidiaries:

Chilectra

At December 30, 2003, there are legal actions for compensation for damages against the Company, whose effects management does not consider significant, based on reports by its legal advisors and the fact that the Company has taken out insurance covering this kind of event, making provisions for the respective deductibles.

Inmobiliaria Manso de Velasco Limitada

Mr. Mauro Valero Gómez arbitration proceeding. Mr. Valero performed some services and professional consultancy activities aimed at obtaining property tax rebates, agreeing to a success fee for results within a specified period of time. The contract was terminated at the stipulated term, subsequent to which Mr. Valero sued for about Ch$100 million. The litigation is currently in the Santiago Court of Appeal, because of an appeal by this Company. Court case 6.196 – 2000. The case appears on the Court of Appeal’s schedule on Friday January 23 in the fourth position. The appealable arbitral award ruled payment of Ch$37 million of the Ch$100 million claimed.

Filiales Construcciones y Proyectos Los Maitenes S.A. y Sociedad Agrícola Pastos Verdes Limitada.

i.	The subsidiaries Construcciones y Proyectos Los Maitenes S.A. and Sociedad Agrícola Pastos Verdes Limitada, Lawsuit against Appraisal of Compensation for Expropriation of Land for the Road Junction in Arturo Merino Benítez Airport Access Road. In order to build the Road Junction, the Chilean Government expropriated a piece of land and compensation was paid based on an appraisal by experts according to Expropriation Procedures. Suit was filed against the Appraisal, and there is an appealable decision which raised the compensation by about UF 35,000. The case is pending in the Court of Appeal, Court Case 7930-1999, and to date it has still not appeared on the Schedule.

ii.	Arbitration proceeding involving Carlos Alberto Cruz Claro y Compañía Ltda. Plaintiff: Carlos Alberto Cruz Claro y Compañía Ltda.

iii.	Defendant: Inmobiliaria Manso de Velasco Limitada, who also sued. Contents of lawsuit: Carlos Alberto Cruz Claro y Compañía Ltda. is the entity that provided professional architectural services for the Puerto Pacífico Project. The other party considers that a clause of the contract, clause 12, stipulates an all event indemnity for sale of the land. Manso de Velasco asserts that payment only applies, if the architectural project is included in the sale, which is not the case. Amount: the Company’s being sued for UF 7,440 (Ch$127 million). Process status: Pleas for defense have been raised and the litigation is in the period allowed for producing evidence. Conciliation hearing took place.

iv.	There are other legal actions involving expropriations affecting properties of Agrícola e Inmobiliaria Pastos Verdes Ltda. These involve complaints about the amount of compensation set. According to the company’s lawyers, none imply any contingencies for the company.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Edelnor S.A.

i.	At December 31, 2003, the subsidiary has various legal actions filed against it for about US$10.4 million. According to Management and its legal advisors, these legal actions will not result in significant liabilities for the financial statements of Inversiones Distrilima S.A. (the Company).

From November 2000 to July 2001, tax authorities reviewed the subsidiary’s Income Tax and General Sales Tax (IGV) for the period from 1995 to 1999. As a result of that review, in July 2001 the National Superintendency of Tax Administration (SUNAT) notified the subsidiary via several resolutions of assessments and fines regarding Income Tax and IGV for the periods under review.

From the items mentioned, the amount not accepted and not paid by the subsidiary concerns the Tax Administration’s pretension of applying Final Temporary Provision Seven of Law 27034 and, therefore, to disregard, as of 1999, the subsidiary’s right to a tax allowance for depreciation from the increase in value as a result of the revaluation of its assets resulting from the merger that took place in 1996, pursuant to Law 26283, even though the subsidiary has a Legal Stability Agreement that has stabilized its income tax system until the year 2006. The amount claimed is about (in thousands) US$129,720.

On August 9, 2001, the subsidiary commenced an arbitration proceeding against the Ministry of Energy and Mines, representing the State of Peru, according to the provisions of clause eight of the Legal Stability Agreement. On August 14 2001, the Ministry of Energy and Mines expressed its agreement to an arbitration proceeding and, subsequently, it expressed its agreement to the make-up of the Arbitration Court, whose members were appointed by agreement of the parties.

On November 22, 2001, the Arbitration Court issued it arbitration award whereby it declared that the subsidiary’s complaints regarding the inapplicability of Final Temporary Provision Seven of Law 27034 were well-founded, pursuant to the Legal Stability Agreement signed with the State of Peru. Therefore, the Arbitration Court recognizes the subsidiary’s right to a tax allowance for the depreciation on the increase in value from revaluations made in previous years.

SUNAT did not void its decisions as a result of the arbitration award, so, on December 3, 2001, the subsidiary filed an appeal in the Tax Court against the assessment and fines for Income Tax (years 1997, 1998 and 1999), and for IGV (year 1999).

Based on the decision by the Tax Court in Decision 06604-2002 of November 20, 2002, the Superintendency of Tax Administration SUNAT has issued Intendency Resolution 01501-50000031 on July 9, 2003 which, with regard to the most significant discrepancy, in other words, the objection to excessive tax allowance and cost taken on revalued property, plant and equipment in 1996 as a result of the merger, resolves to object to the 1996 appraisal process and, therefore, to disregard the revaluation assigned to EDELNOR’S fixed assets, imputing income tax debts to the company for about (in thousands) US$35,466, US$5,300 and US$19,525 respectively, including fines and interest, for the years 1997, 1998 and 1999.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

On August 1, 2003, the subsidiary filed an appeal against the Intendency Resolution. The subsidiary appealed against payment of the above items.

By means of Note 722-2003-2H3100 of August 27, 2003, Tax Administration sent the case file of the appeal lodged by the subsidiary with the Tax Court, after having evaluated compliance with admissibility requirements.

On September 11, 2003, the subsidiary lodged a argument brief with the Tax Court expanding the appeal. On the same date, the subsidiary lodged an argument brief attaching evidence defending the position put forward in the appeal.

To date, the subsidiary is waiting for a pronouncement by the Tax Court. Management and the legal advisors of the Company and subsidiary are of the opinion that there are solid arguments for the Tax Court to issue a pronouncement in due time that will be favorable to the interests of the subsidiary.

ii.	On December 17, 2003, the subsidiary received Assessment 012-003-0001833, whereby the Tax Administration intends to collect (in thousands) US$3,758 for an alleged higher Income Tax for year 1996, and (in thousands) US$1,561 for an alleged infringement of numeral 1 of Article 178 of the Tax Code, consisting of declaring false figures or data that influence assessment of the income tax liability for the year 1998.

This assessment was issued in compliance with the provisions of Intendency Resolution 1501-50000031, subject of appeal case file 5047-2003.

To date, the subsidiary is in the process of preparing a recourse of complaint, whose deadline for presentation expires on January 16, 2004. Management and the legal advisors of the Company and its subsidiary are of the opinion that there are solid arguments for obtaining a result that is favorable to the interests of the subsidiary.

Cerj S.A.

On the basis of management estimates and the legal counsel opinion, Cerj established a provision of ThUS$232,346 of which ThUS$60,136 relates to labor lawsuits related to overtime, unjustified layoffs and hardship pay, ThUS$43,528 to civil lawsuits filed by former customers for interest and penalties charged on late payments of energy bills and ThUS$128,682 to tax lawsuits, related to collection of taxes and penalties.

The Company is the defendant in other civil, tax and labor cases amounting to ThUS$83,362 at December 31, 2003. The company’s legal advisors consider that these contingencies will not have an adverse impact on the Company.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Endesa S.A. – Parent Company

i.	Court: Supreme Court of Argentina

Process number: 2753-4000/97

Cause: Dirección Provincial de Rentas, Provincia de Neuquén versus TGN (Transportadora de Gas del Norte S.A.). Resolution regarding Stamp Tax sum that eventually should be paid jointly by TGN and ENDESA.

Process status: TGN requested a precautionary measure before the Supreme Court of Argentina to paralyze the proceeding filed by the Province of Neuquen, which was accepted. Therefore the administrative complaint proceeding is paralyzed.

Amounts involved: ThCh$3,156,128 ($Arg 13,943,572.54) (Includes tax, interest and fines).

ii.	Court: Arbitration Court

Process number: N/A

Cause: On December 27, 2001, Empresa Nacional de Electricidad S.A. was notified of an arbitration to resolve controversies related to insurance policy N°94.676, issued by Compañía de Seguros Generales Consorcio Allianz, currently AGF/Allianz Chile Compañía de Seguros Generales S.A., in favor of Endesa, for the construction of the Ralco Hydroelectric Plant. Process status: Endesa replied to the complaint sustaining that the plaintiff is distorting the facts, omitting information that was provided by Endesa-Chile, altering the risks covered by the contract and is unaware of the stipulations in the policy; that the flood that affected the Cofferdam was an insurable risk, included in the policy, and therefore it should be rejected since it has no foundation in fact or in law.

Amounts involved: ThCh$6,531,800 (ThUS$11,000).

iii.	Hqi Transelec Chile S.A. vs. Endesa — Chile

Lawsuit Contents: Action by arbitration proceeding on the additional usage charges for the connections of Endesa’s customers, Codelco Salvador, since October 1, 2001, CMP (Cía. Minera del Pacífico), Emelat and Eso La Silla, since January 1, 2002, for the usage of transmission facilities by the plaintiff.

Transelec requests that Endesa be sentenced to pay $3,617,831,425 (US$4,955,933), which Endesa would owe it by way of additional usage charge, for Endesa’s usage of its transmission system to supply electricity to the abovementioned customers. Endesa states that said usage charge is not applicable, because the sectors of the transmission system it uses to provide such supply is within the area of influence of Endesa’s Power Stations, and as provisioned in the Basic Usage Charge Agreement signed with Transelec, Endesa is entitled to circulate electricity for those customers without paying additional usage charges. Endesa also argues that the Additional Usage Charge Agreement for said customers expired along with the validity of the past supply agreements, and therefore a new additional usage charge agreement should be entered into with Transelec; in the meantime, the law should be abided by regarding the sectors contained within the area of influence of Endesa’s Power Stations, and neither payment of additional usage charges, nor payment of basic usage charges regarding backflow sectors are applicable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Process Status: On July 30, 2003, the Court pronounced sentence. The ruling was in favor of ENDESA and completely rejected the action in all its parts, unanimously. HQI TRANSELEC filed a complaint and dismissal recourse in the form. ENDESA became a party arguing against the recourse, and requested a joint hearing. The recourses were heard in Court on January 9, 2004. The trial hearing is pending.

iv.	Arbitration proceeding for Breach of Contract and Forced Performance Thereof filed by Empresa Eléctrica Capullo S.A. against Endesa. Judge Mr. Sergio Urrejola

Parties:	Plaintiff	: Empresa Eléctrica Capullo S.A.
	Defendant	: Empresa Nacional de Electricidad S.A.

Two actions are being brought in the lawsuit:

The first, contained in the main petition, is for breach of contract, enforced performance thereof and a subsidiary action for compensation for damages: The arbitrator is petitioned:

1.- To declare that Endesa has not performed the contract that is the subject of this litigation (contract dated April 1, 1995 for the purchase of electricity).

2.- Declare that Endesa must pay Capullo Ch$1,243,489,606, plus current interest, by reason of payment of the purchase price for energy supplied to Endesa from January 1998 to March 2000, inclusive, or, alternatively, the amounts and interests determined by the arbitrator on the merits of the case; all of this plus any VAT that might apply according to the respective law and as determined by the arbitrator;

3.- As an alternative to the above two petitions, declare that Endesa should be sentenced to pay Ch$1,243,489,606 by way of compensation for damages caused as a result of failing to comply with said payment obligation, plus legal interests and adjustment from the date on which the lawsuit was filed to its actual payment, or, alternatively, the amount, adjustment and interest determined by the Arbitrator on the merits of the case plus VAT, if, as determined by the Arbitrator, said tax should be imposed.

The second, which is contained in the lawsuit’s first accessory petition, is for compensation for damages due to breach of the aforementioned contract for the sale of energy during the period from January to December 1997 and petitions that Endesa should be sentenced to pay Ch$170,419,646 plus legal interest and readjustment from the date on which the lawsuit was filed to its actual payment, or, alternatively, the amount, adjustments and interest determined by the Arbitrator on the merits of the case plus VAT, if so considered and decreed by the Arbitrator.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Endesa contested the lawsuit, stating that it owes nothing to Capullo, since the price stipulated in the Contract for the Sale of Energy was the differential cost of energy determined by CDEC-SIC, and that the differential costs for the periods in the lawsuit have not been officially determined by CDEC-SIC, since there are differences for determining said prices that are pending a resolution by the Ministry of Economy. It also points out that the values determined by CDEC-SIC, which are referred to in the lawsuit, are referential values and have not been officially approved, so the difference between what Endesa paid provisionally for the energy purchased from Capullo and the amounts demanded by the latter have not been able to be established, since one of the essential parameters for making the comparison is missing.

Current Process status: Once the period of discussion had concluded, the arbitrator summoned the parties to a conciliation hearing on June 5, 2003, which was held. Each party presented its proposal. Awaiting for a further summons to the parties as part of conciliation procedures.

v.	Arbitration Proceeding Minera Los Pelambres against Endesa. San Isidro – Piuquenes Line.

Parties:	Plaintiff: Defendant:	Minera Los Pelambres Empresa Nacional de Electricidad S.A.

Arbitrator: Mr. Orlando Poblete Iturrate

Summary of proceedings: On October 28, 1996 Endesa and Minera Los Pelambres signed a contract for the supply of electrical power and energy. In this contract, ENDESA promised to build several installations to provide this supply, including a 220 kV line between the San Isidro Substation and the Los Piuquenes Substation. According to the contract, Pelambres had an option to purchase that line, which it exercised. The purchase was executed on June 12, 2002, by a public deed drawn up and registered by Notary Public Raúl Undurraga Laso. This purchase contract contains several declarations by ENDESA in the sense that the line is in perfect working order and that it was designed and built under criteria defined in the supply contract.

Minera Los Pelambres considers that the declarations made by ENDESA in the line purchase contract were not true, since the line has evidenced several technical problems that would seem to be the result of design faults, so it has sued ENDESA petitioning that ENDESA should be sentenced to pay for the damages caused, which it considers to be of two types:

Those involving the cost of repairing the line, which it estimates to be US$22,752,263. Those arising from the decrease in equity of Minera Los Pelambres because of having purchased a line in conditions other than those that it could study when it opted to purchase it, which it estimates to be US$6,486,009.

The total amount of the lawsuit is US$29,238,272.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Alternatively, if this lawsuit is not accepted, it sues ENDESA petitioning that the latter should be sentenced to pay damages arising from its liability as designer and builder of the line, which damages it estimates to be the same as the amounts specified above.

Process status: Discussion period has been concluded. The conciliation hearing took place. There was no conciliation. Term for presenting evidence is running.

vi.	Errázuriz Francisco Javier and Others against Empresa Nacional de Electricidad and Others.

Suit for compensation for damages in the 24th Civil Court of Santiago. Case Number 3622-2003.

Parties: Plaintiffs: Francisco Javier Errázuriz Talavera Francisco Javier Errázuriz Ovalle Matías Errázuriz Ovalle

Defendants: Empresa Nacional de Electricidad S.A. Francisco Fernández Montero Luis Felipe Acuña Rivas Rene Agustín Lara Montoya Inversiones Cirrus

Summary of proceedings: An incident occurred in Fundo La Esperanza de Marchigue owned by the plaintiffs on August 21, 1998. The lawsuit is based on the fact that, as a result of these incidents, the defendants filed a criminal complaint for kidnapping, which criminal complaints were dismissed because of a lack of merit, after hearing the plaintiffs.

The plaintiffs consider that the criminal complaints that were dismissed have caused them moral damages for which they seek the following indemnities:

Francisco Javier Errázuriz Talavera	Ch$700,000,000.-
Francisco Javier Errázuriz Ovalle	Ch$350,000,000.-
Matías Errázuriz Ovalle	Ch$350,000,000.-

The total lawsuit is for Ch$1,400,000,000.- (US$2,153,846).

Process status: All defendants notified. Pleas for defense raised. Plaintiff’s answer lodged. Rejoinder given. Parties summoned for conciliation hearing, notification pending.

vii.	Ordinary Proceedings for Invalidity and Other Actions filed by Sociedad Punta de Lobos S.A. against Endesa, Celta and Chilean Treasury in the 30th Civil Court of Santiago. Case Number 4061-2002.

Parties: Plaintiff: Sociedad Punta de Lobos S. A. Defendants: Endesa, Celta and Chilean Treasury.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Contents of lawsuit: On August 22, 2002 Endesa and Celta were notified of a lawsuit filed by Sociedad Punta de Lobos S.A. in the 30th Civil Court of Santiago against Endesa, Celta and the Chilean Treasury.

The lawsuit petitions that the assign and transfer, or any legal transaction by Endesa to Celta, whether for valuable consideration or not, whose object is the real estate by nature or adhibition that makes up or forms part of the maritime concession given to Endesa in the sector of Punta Patache, should be declared absolutely null and void.

It also petitions the forfeiture of the maritime concession as Endesa has committed a series of violations of the law regulating maritime concessions that constitute grounds for forfeiture of the concession, and, therefore, all construction built on the concession’s land must be incorporated cost-free into the equity of the Chilean Treasury, and that Sociedad Punta de Lobos is entitled to obtain a reward, recompense or prize amounting to 20% of the net value of those assets for having recovered them for the Treasury.

Endesa maintains that the lawsuit is unfounded, since there has never been any transaction by Endesa alienating the maritime concession or the properties making up the concession to Celta; that the buildings or improvements built by Celta on the properties of the concession have been done in performance of a mandate given to it by its parent company Endesa to act on its own behalf; that the plaintiff has no legal interest in the invalidity filed, since it is not party to the concession contract.

Amount: There is no given amount for the litigation.

Process status: On August 28, 2002, the plaintiff managed to secure that Court decree a precautionary measure prohibiting any transactions or contracts to be entered into on the maritime concession given to Endesa and on the real estate by nature or adhibition that makes up or forms part of said concession.

Endesa y Celta raised dilatory pleas consisting of the incompetence of the Court to hear the case. A) With regard to the declaration of forfeiture because it is a matter exclusively within the jurisdiction of the Ministry of National Defense B) with regard to the declaration of invalidity, because, if there is any contravention, the law considers another penalty to be imposed by another authority other than the Courts, and C) with regard to the reward or prize, because it is the exclusive prerogative of the President of the Republic.

The Court endorsed the plea of incompetence with regard to forfeiture and reward, but maintained its competence with regard to the invalidity action and ordered pleas to be raised in defense against the petition.

The plaintiff appealed. Endesa and Celta also appealed.

On September 8, 2003, the Court of Appeal endorsed the appeal filed by Punta de Lobos with regard to the plea of incompetence endorsed in the first instance.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

As a result of the above, Endesa and Celta raised pleas in defense against the second and third petitions and then Punta de Lobos lodged its answer; the enjoinder procedure which terminates the discussion stage to give rise to the evidence stage is still pending.

Procedures for the petition by Endesa and Celta to have the precautionary measure lifted continued in parallel fashion.

viii.	Ordinary Proceeding for Performance of Contract Filed by Sociedad Punta de Lobos S.A. against Endesa, Celta and Terminal Marítimo Minera Patache S.A. in the 8th Civil Court of Santiago, Case Number 129-2003.

Parties:
Plaintiff:	Sociedad Punta de Lobos S.A.
Defendants:	Empresa Nacional de Electricidad S.A.
Cía. Eléctrica Tarapacá S.A. Terminal Marítimo Minera Patache S.A.

Summary of proceedings: The plaintiff petitions that forced performance of the so-called “Bidding Contract” called by Celta and in which both the latter and Endesa, Terminal Marítimo Patache S.A. and Punta de Lobos S.A. were involved, should be ordered; that the act whereby all the bids submitted to Celta on occasion of the Puerto Patache bidding process were rejected is inexistent, or alternatively absolutely invalid, or alternatively imputable to Punta de Lobos, since it comes from exercising a right that is only apparent and not real and is based on catering to an interest that has not been protected by the Regulations regulating said bidding; that the Purchase and Sale Contract of November 30, 2001 between Celta and Endesa, as selling promisors, and Terminal Marítimo Minera Patache, as purchaser promisor, is invalid; that the intent manifested by the bidders Endesa and Celta in the Contract of Promise of Sale/Purchase of November 30, 2001, entered into with Terminal Marítimo Minera Patache S.A., was a tacit acceptance of the bid submitted by Punta de Lobos in the Puerto Patache bidding process.

Endesa maintains that the lawsuit is unfounded since, according to the bidding conditions, both Endesa and Celta were fully empowered to reject all bids submitted in the bidding process, without giving their reasons; that there has never been any contract, not even a tacit one with Punta de Lobos, so there are no grounds for requesting that a non-existent contract that does not exist be performed.

Process status: On June 19, 2003, the plaintiff sought and procured that the Court decree a precautionary measure prohibiting transactions or contracts to be entered into with regard to Puerto Patache and ordered the Undersecretary for the Navy to be notified, which was done.

By a decision on July 14, 2003, the Court specified the scope of the precautionary measure decreed in the proceeding in the sense that it does not prevent Puerto Patache from being transferred, which decision was appealed by Punta de Lobos, since the injunctions against further petitioned moves had been denied twice.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

With regard to the substance of the case, the discussion stage is over and the evidence submission stage has concluded; on November 6 2003 the Court summoned the parties to hear the verdict.

ix.	Sociedad Punta de Lobos against Chilean Treasury, Case Number 553-2003, in 21st Civil Court of Santiago.

Parties:
Plaintiff:	Sociedad Punta de Lobos S.A.
Defendant:	Chilean Treasury

Summary of Proceedings: The plaintiff petitions that Supreme Decree 139 of 2002 of the Ministry of Defense, Undersecretary for the Navy, should be declared invalid by public law, since it was issued contravening the provisions that the Law considers for its issuance; that the aforementioned Supreme Decree 139 has not entered into effect in a valid fashion, and, therefore, it cannot have any legal effect.

Decree 139 endorsed the expansion of Endesa’s Maritime Concession for shipping salt through Puerto Patache, which was one of the conditions stipulated in the promise of purchase/sale signed by Endesa and Celta and Terminal Marítimo Puerto Patache S.A..

Process status: The Treasury was notified of the lawsuit. The plaintiff obtained a precautionary measure to “immediately stay any effect of decree 139 of 2002 of the Ministry of Defense’s Undersecretary for the Navy, and said agencies must refrain from performing any administrative action, or action of any kind, that impinges on or is related to said Decree.”

After several incidences, the court accepted Endesa’s participation as a contributory third party with the Treasury.

Amount: Undeterminable.

The discussion stage is over, in other words, the Treasury and Endesa raised pleas in defense asking for the lawsuit to be rejected. Punta de Lobos answered and the former two made their rejoinders, with the court order for evidence having been issued on October 17, 2003.

With regard to the precautionary measure, Endesa’s petition for it to be declared null and void, is pending a decision.

x.	Other contingencies

There are other proceedings for lesser amounts that in aggregate amount to ThCh$2,500,013 at December 31, 2003 (ThCh$1,914,034 in 2002).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Endesa-Chile Subsidiaries

Pehuenche S.A.

i.	Court: 20th Civil Courthouse of Santiago
Process number: 5863-2001
Cause: Empresa Eléctrica Pehuenche S.A. versus Empresa Eléctrica Colbún S.A. This complaint is for services rendered by Pehuenche S.A. to Colbún during a drought.
Process status: Case is awaiting sentencing. Amounts involved: ThCh$1,187,600 (ThUS$2,000).

ii.	Actions were filed related to the payment of compensation as per Supreme Decree N°287, dated 1999 and issued by the Ministry of Economy, Development and Reconstruction and modification of Art. 99 bis of DFL N°1/82 of Mining Law.

iii.	Court : 24th Civil Court of Santiago
Process number: 3908-99
Cause: A precautionary prejudicial measure was presented and denied by the Tribunal. In the same proceeding Pehuenche presented an ordinary public law motion to vacate against Sociedad Austral de Electricidad S.A.
Process status: Sentence was passed on December 10, 2002. Pehuenche has appealed the verdict and is awaiting the decision of the Appeals Court of Santiago.
Amounts involved: Undeterminable.

iv.	Court : 17th Civil Courthouse of Santiago
Process number: 3940-99
Cause: Pehuenche versus Chilectra S.A. A precautionary prejudicial measure was presented and denied by the Tribunal. Pehuenche presented in the same case, an ordinary suit to annul public rights against Chilectra S.A.
Process status: Summoned to hear sentence
Amounts involved: Undeterminable.

v.	Court: 20th Civil Courthouse of Santiago
Process number: 4005-99
Cause: A precautionary prejudicial measure was presented and denied by the Tribunal. Pehuenche presented in the same case, an ordinary public law motion to vacate against Empresa Eléctrica Atacama S.A.
Process status: Summoned to hear sentence
Amounts involved: Undeterminable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

vi.	Court: Santiago Court of Appeals

Process number: 6515-99

Cause: CDEC-SIC failure to provide timely information to the CNE. Resolution 1,557 dated October 1, 1999. The State Defense Council made itself a party to the case.

Process status: Pending hearing. CDEC-SEC report ordered once again to hear the case. Scheduling is pending

Amounts involved: Five fines for a total of 1,610 Units of Tax Measurement (“UTM”) or ThCh$47,880.

vii.	Court: 5th Civil Courthouse of Santiago

Process number: 2272-99

Cause: Resolution 631 dated April 27, 1999, for not establishing Dispatch Center before January 1, 1999. Sentenced passed but not notified.

Process status: Verdict notification pending. Amounts involved: Fine of ThCh$14,870 (500 UTM).

x.	Court : 16th Civil Courthouse of Santiago

Process number: 4164-97

Cause: Claim against Resolution 856, resulting in a fine imposed on October 16, 1997, for failure on May 11, 1997.

Process status: Rejected recourse, appeal prepared, awaiting reopening of file.

Amounts involved: Fine of ThCh$13,383 (450 UTM).

xi.	Court: 16th Civil Courthouse of Santiago

Process number: 1928-98

Cause: Claim against Resolution 331 dated May 8, 1998, for failure on October 13, 1997.

Process status: Rejected recourse, pending appeal.

Amounts involved: Fine of ThCh$8,922 (300 UTM).

xii.	Authority: Superintendence of Electricity and Fuels (SEC)

Process number: N/A

Cause: Reposition appeal before the SEC for Resolution 805 dated May 2, 2000 for a fine for failure on July 14, 1999.

Process status: Pending resolution.

Amounts involved: Fine of ThCh$142,747 (400 UTA).

xiii.	Appeal for Reconsideration of Judgment before the SEC for Resolution No. 1,429 dated August 14, 2003. Said resolution imposed a fine of UTA 1,500, for the blackout which occurred on September 23, 2002.

xiv.	Court: 3rd Local Police Court of Santiago

Process number: 50419-AGO

Cause: SERNAC with Pehuenche, claim for lack of electricity supply

Process status: The accusation was rejected and SERNAC appealed. The case was tried. Decision is pending. SERNAC’S appeal endorsed. Court ordered 3rd Court to hear the accusation directly. Sentence was passed and Pehuenche was ordered to pay a fine of 50 UTM. Appeal lodged with the Santiago Court of Appeal.

Amounts involved: Fine of ThCh$1,487 (50 UTM).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Empresa Eléctrica Pangue S.A.

i.	Court: 1st Civil Court of Santiago

Process number: 1294-99

Cause: Claim against Resolution SEC 415 dated March 12, 1999 which fined Pangue for not complying with Article 9 of rationing Decree 640, which is to inform the SEC of normal usage of its customers. Pangue made itself a party before the Court of Appeals. A motion to vacate was filed before the Supreme Court.

Process status: Case is pending to be heard.

Amounts involved: Fine of ThCh$297 (10 UTM).

ii.	Court: 1st Civil Court of Santiago

Process number: 2273-99

Cause: Claim against SEC Resolution N°631 dated April 27, 1999 that fined Pangue for infraction of Article 183 of the Regulation when it did not build an independent Dispatch and Control Center.

Process status: On June 16, 2002, a judgment was passed ordering a fine to be paid. Pending official notification of judgment.

Amounts involved: Fine of ThCh$14,870 (500 UTM).

iii.	Court: 23rd Court

Process number: 4293-97

Cause: Claim against SEC Resolution N°856 dated October 16, 1997, which fined for a blackout on May 1, 1997.

Process status: On May 31, 1999, judgment was passed ordering fine to be paid. Appeal made on November 29, 1999 and is pending hearing.

Amounts involved: Fine of ThCh$13,383 (450 UTM).

iv.	Court: 23rd Court

Process number: 1910-98

Cause: Claim against SEC Resolution N°331 dated May 8, 1998 that fined Pangue for a blackout on October 13, 1997. The Tribunal rejected the recourse in its verdict dated July 30, 1999.

Process status: Appealed to the Court of Appeals and is pending hearing.

Amounts involved: Fine of ThCh$14,870 (500 UTM).

v.	Authority: Superintendence of Energy and Fuels (SEC)

Process number: N/A

Cause: Appeal before the SEC to set aside SEC Resolution N°740 dated April 26, 2000 which fined Pangue for a blackout on July 14, 1999.

Process status: Decision on appeal for reconsideration of judgment is pending.

Amounts involved: Fine of ThCh$107,060 (300 UTA).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

vi.	Court: 18th Civil Court of Santiago (Chilectra)

Process number: 3886-99

Cause: Ordinary public right annulment complaint. Request to annul obligation to pay compensation to regulated price users derived from electric rationing decree N°287 issued by the Ministry of Economy.

Process status: Judgment pronouncement pending

Amounts involved: Undeterminable.

vii.	Appeal for Reconsideration of Judgment before the SEC for Resolution No. 1.432 dated August 14, 2003. Said resolution imposed a fine of UTA 1,000, for the blackout which occurred on September 23, 2002.

viii.	There are 37 administrative oppositions presented by Pangue S.A. before the Provincial Government of Malleco, to the corresponding requests of diverse individuals to amend water use rights in the Commune of Lonquimay.

ix.	Remedy of Protection – Illustrious Municipality of Hualqui and Empresa Eléctrica Pangue. Court of Concepción. Case Number 1.799-2002.

Parties:	Appellant:	Illustrious Municipality of Hualqui, VIII Región,
	Respondent:	Empresa Eléctrica Pangue S.A.

Contents of Lawsuit: The Illustrious Municipality of Hualqui filed a constitutional demand for protection against EMPRESA ELECTRICA PANGUE S.A., claiming an illegal, arbitrary omission, which caused damages and ravages among the population on the shores of the Bío Bío River in the community of Hualqui, as a result of opening the floodgates in the winter of 2001, as the river rose suddenly following the rains, without prior warning.

Amount: Not quantified.

Process status: The Court of Appeal rejected the demand. The appellant appealed to the Supreme Court. The Supreme Court upheld the decision of the Court of Concepción.

Closed with favorable result for Pangue S.A.

x.	Appeal of Protection Carlos Castillo Osorio and others against Empresa Eléctrica Pangue S.A., in the Concepción Court of Appeal. Case Number 2.178-2003.

Parties:	Appellant:	Carlos Castillo Osorio and others
	Respondent:	Empresa Eléctrica Pangue S.A.

Contents of appeal: The appellants, all inhabitants of Hualqui, filed a remedy of protection against Pangue S.A. maintaining that the generating company has systematically flooded the lands of the inhabitants of Hualqui, due to arbitrary handling of the dam’s floodgates. Pangue claimed expiry of the statutory time limit and lack of entitlement of the appellants.

Process status: Pangue obtained information about the remedy. Data requested from government departments is being attached.

Prognosis: The remedy should be rejected as being unfounded.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

xi.	Remedy of Protection Junta de Vecinos Hualqui against Empresa Eléctrica Pangue Case Number 2126-2003, Court of Concepción.

Parties: Appellant: Junta de Vecinos Hualqui and others.

Respondent: Empresa Eléctrica Pangue S.A., Intendent of Region VIII of Bio Bio.

The plaintiffs filed a constitutional action against the generating company, alleging that, on June 21, 2003, it committed an illegal, arbitrary act in handling the dam’s floodgates.

Pangue raised a plea in defense that the plaintiffs are not principals of the constitutional actions, that the remedy is unintelligible, that there is no violation of constitutional guarantees, that it is inadmissible because the grounds or facts on which the plaintiffs base their suit are unjustified.

Process status: Information on remedy obtained by Intendent and by Pangue S.A., steps and documents pending to hear the remedy.

xii.	Petition for Invalidity and other Actions “Aranguiz and Others and Inversiones Ilihue S.A. and Others”, Case Number 4.663-2003 in 29th Civil Court of Santiago

Contents of lawsuit: A group of minority shareholders, former workers of Pangue S.A., filed suit against Asesorías e Inversiones Ilihue S.A., Bancard S.A., Empresa Eléctrica Pangue S.A., Elesur S.A., Servicios Financieros S.A. and José Cox Donoso.

The suit petitions that a series of transactions and contracts pursuant to which these shareholders sold their shares to Ilihue S.A. and Bancard S.A. should be declared invalid, since they are impaired by several irregularities of consent, with compensation for damages amounting to UF. 75,557.97; that, as a result of these invalidities, other transactions made by Servicios Financieros S.A. should be declared null and void; that Elesur S.A. must return Pangue S.A.’s shares acquired on June 2, 2003 to the plaintiffs and that the transactions entered into by Pangue S.A., omitting their summons to the shareholders’ meeting, are unenforceable on the plaintiffs, and, especially, that the agreements reached in the Shareholders’ meeting on April 10, 2003 are unenforceable.

Current status: Pangue S.A. was notified of the lawsuit on November 19, 2003. Pleas were raised in defense against the suit.

xiii.	Petition for Invalidity and Compensation for Damages “Aránguiz and others against Empresa Eléctrica Pangue S.A., and Empresa Nacional de Electricidad S.A.” Case Number 8895-2003 in the 7th Civil Court of Santiago

Parties:	Plaintiffs: Aránguiz Córdoba Juan Francisco and others (all former shareholders of Pangue S.A.)
Defendants:	Empresa Eléctrica Pangue S.A.
Empresa Nacional de Electricidad S.A.

Summary of proceedings: The plaintiffs, all former shareholders of Pangue S.A., petition that the contract signed by Pangue S.A. and Endesa on September 25, 2000, called “Establishment of Voluntary Easement”, should be declared invalid, because, in the opinion of the plaintiffs, it suffers from several defects that are grounds for invalidity. They assert that they have active

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

competency to sue because they were shareholders of Pangue S.A. when said contract was signed. They assert that, as a result of that contract, their shares in Pangue S.A. dropped in value, and therefore they are suing for Ch$2,521,996,400 (US$4,424,555). They also assert that, if said contract had not been signed, Pangue S. A. would have distributed dividends to the plaintiffs for US$1,742,211.

It must be pointed out that, via the aforementioned contract, Pangue S.A. established a voluntary easement on its water rights so as to allow the tailwater of Endesa’s Ralco Power Station, located upstream, to use the end part of the Pangue dam’s tailwater.

Process status: The suit was notified on December 31, 2003. Since procedures were violated in serving the notice, the Court was petitioned to declare the notice null and void. This petition has still not been ruled on.

xiv.	Municipality of Hualqui and Pangue S.A. in Second Civil Court of Concepción Case Number 6693-2003.

This is a summary judgment lawsuit based on Law 19.300 on the Environment, which seeks redress and compensation for environmental damages allegedly caused by operation of the Pangue Power Station, especially by the flows in 2001 and 2002.

The following actions and measures of protection and mitigation are being petitioned for redress of environmental damages:

1.	Construction of a retaining wall with the following characteristics:

a.	Rock fill on the right bank of the Bío Bío River along 2,200 meters; cost Ch$770,000,000.

b.	Levees with about 200 meters of rock fill protection; cost Ch$30,000,000.

c.	Channeling of 600 meters of the Hualqui Stream; cost Ch$120,000,000;

2.	Obligation to issue a warning when the Pangue Power Station’s floodgates are opened.

3.	Compensation for damages caused, evaluated at Ch$1,000,000,000.

Current process status: Conciliation hearing held, petition was made in the hearing to change the proceeding to ordinary law and, alternatively, a plea was raised in defense against the suit.

San Isidro S.A.

i.	Court: 7th Civil Court of Santiago
Process number: 2195-99
Cause: Resolution No. 628 dated April 27, 1999 for infraction of Article 183 of Supreme Decree 327, issued by the Chilean Ministry of Economy, by not establishing the independent Dispatch and Control Center before January 1, 1999.
Process status: Summoned to hear sentence.
Amounts involved: Fine of ThCh$14,870 (500 UTM).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ii.	Court: Superintendence of Energy and Fuels (SEC)
Process number: N/A
Cause : Appeal to set aside before the SEC the SEC Resolution N°719 dated April 24, 2000, which fined San Isidro ThCh$53,530 (150 UTA), for a blackout on July 14, 1999.
Process status: Decision on appeal for reconsideration of judgment is pending.
Amounts involved: Fine of ThCh$53,530 (150 UTA).

iii.	Appeal for reconsideration of judgment before SEC for SEC Resolution 1.428 of August 14, 2003. This resolution imposed a fine on San Isidro of ThCh$178,434 (500 UTA), for the black out on September 23, 2002.

iv.	File No. 2753-4000/97

Cause: Resolution regarding Stamp Tax (includes taxes, interest and fines), amount that eventually must be paid by TGN and Endesa, according to gas transportation contracts signed by both companies on October 17, 1995 and February 20, 1998. Notified on March 27, 2001. Reconsideration will be requested. TGN filed a precautionary measure with the Supreme Court of Argentina to interrupt the procedure initiated by the Providence of Neuquén, which was accepted, and in consequence, the administrative claim proceeding is currently pending.

Amounts involved: ThCh$3,156,128 ($Arg13,943,572.54).

v.	Cause: On June 12, 2003, an arbitration proceeding was filed were against San Isidro and Endesa-Chile by Minera Los Pelambres in order for the arbitrator to declare the non-fulfillment of San Isidro with the energy and power supply contract originally signed by Endesa-Chile with Pelambres on October 28, 1996 and which on January 26, 2000, Endesa-Chile assigned to San Isidro, leaving it subsidiarily obligated for the obligations arising from the contract with San Isidro. The complaint is founded on interruptions and unavailability of electricity during 2001 and 2002, which according to the contract are penalized with fines, which San Isidro has refused to pay.

Process status: Evidence issues set and term for presenting evidence is running.

Amounts involved: ThCh$1,589,745 (US$2,677,241) plus the readjustment established in the contract and common interest up to the date of the effective payment.

Compañía Eléctrica de Tarapacá S.A.

i.	Court: Superintendence of Energy and Fuels (SEC)
Process number: Official Letter 4966
Cause: Formulation of SEC charges, dated August 3, 2000 for SING blackout on September 23, 1999.
Process status: Pending SEC Resolution.
Amounts involved: Undeterminable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ii.	Court: 20th Civil Court of Santiago
Process number: 2760-2000
Cause: Verification of Credit in Inmobiliaria La Cascada Agreement.
Process status: Report No. 1 was received from the Liquidating Commission. A first distribution of funds from the sale of goods took place; Celta received ThCh$60,557.
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

On September 8, 2003, the Court of Appeals accepted the recourse of appeal filed by Punta de Lobos regarding the exception of in competence accepted in first instance.

As a result of the above, Endesa and Celta defended the suit regarding the second and third claims to which Punta de Lobos replied, and the rejoinder proceeding is still pending which ends the discussion stage and commences the evidence stage.

Similarly, the request by Endesa and Celta for the lifting of the precautionary measures continued.

Amounts involved: Undeterminable.

iv.	Court: 12th Civil Court of Santiago
Process number: 5237-2002
Cause: Lawsuit against Empresas Eléctricas del Norte Grande S.A. (EDELNOR et al, including Celta) for reimbursement of compensation paid by the electrical distributors Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., to their customers due to the blackout on July 25, 1999 of the Sistema Interconectado del Norte Grande (SING). The complaint is directed against EDELNOR, Electroandina, Norgener, AES Gener and Celta to jointly reimburse the electrical distributors for the sums paid to end users in compensation for unsupplied energy.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process Status: The discussion period ended. On August 19, 2003, the Court issued a resolution that admitted the evidence and set the evidence issues. It is in the evidence stage, pending notice.

Amounts involved: ThCh$64,269 (US$91,378)

v.	Court: 8th Civil Court of Santiago.
Process number: 129-2003
Cause: Lawsuit brought against Endesa S.A., Celta S.A. and Terminal Marítimo Minera Patache S.A. by Sociedad Punta de Lobos S.A. regarding the rejection of its offer for the concession to operate the Minera Patache sea terminal, which Punta de Lobos S.A. considers a breach of contract.
Endesa S.A. maintains that no such contractual obligations regarding the concession exists.
Process status: In discussion.
Amounts involved: Undeterminable.

On July 14, 2003, the Court issued a resolution that specified the scope of the precautionary measures pronounced in the trial, stating it does not prevent the transfer of Puerto Patache. Said resolution was appealed by Punta de Lobos, and the requested injunction to preserve the status quo was denied twice.

In the background, the discussion stage and the period to submit evidence have ended. On November 6, 2003, the court summoned the parties to hear the verdict.

vi.	Court: 21th Civil Court of Santiago.
Plaintiff: Sociedad Punta de Lobos S.A.
Defendant: Chilean Treasury
Cause: The plaintiff requests that decree 139 is filed. This decree accepted extension of Endesa’s Marine Concession for shipping salt via Puerto Patache, which was one of the conditions established in the promise of sale that Endesa and Celta signed with Terminal Marítimo Puerto Patache S.A. Therefore, if the lawsuit is accepted, said operation would be at risk.

Process status: The plaintiff obtained a precautionary measure for “immediate suspension of the decree. Endesa and Celta are parties in the lawsuit. The discussion stage has ended, that is, the IRS and Endesa defended the suit requesting its denial, Punta de Lobos replied, and IRS and Endesa replied to the counterclaim, and a writ of evidence was issued on October 17, 2003, therefore after the presented reconsiderations are resolved, the trial stage will begin.

As regards to the precautionary measures, Endesa’s request to set them aside is still pending

Amounts involved: Undetermined.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Hidroeléctrica El Chocón S.A.

i.	Federal Public Revenues Administration — General Tax Services (FPRA-GTS)

On December 28, 2000 the Federal Public Revenues Administration — General Tax Services (FPRA-GTS) notified Hidroeléctrica El Chocon S.A. that it owed ThCh$352,055 of taxes related to failure to withhold income tax on certain payments made abroad for a bank loan obtained in 1994. It was also determined that Hidroeléctrica El Chocón S.A. must pay ThCh$799,868 for related accrued interest calculated as of December 20, 2000. Hidroeléctrica El Chocón S.A. did not make these payments as it considered them relating to foreign source income and therefore not subject to taxes. Hidroelectrica El Chocon S.A. entered a plea in which it objected to payment of the taxes. FPRA-GTS has also fined Hidroeléctrica El Chocón S.A. ThCh$246,438 which Hidroeléctrica El Chocón S.A appealed by on February 20, 2001.

On December 28, 2000 Hidroeléctrica El Chocón S.A. was notified that it owed accrued interest related to value-added-tax for the year from December 1993 to July 1995 amounting to ThCh$159,302 as of December 11, 2000, as well as an imposed fine of ThCh$210.111. On February 20, 2001 Hidroeléctrica El Chocón S.A. filed an appeal with the courts under the premise that Chilean law does not require payment of fines, including accrued interest, for obligations or infractions committed before July 31, 1995. On February 20, 2001 the Company filed an appeal in the Nation’s Tax Court.

ii.	Royalties

On June 26, 2000, Hidroeléctrica El Chocón S.A. was notified of a lawsuit for interest to be paid related to royalties, initially amounting to ThCh$356,290. Additionally, on September 27, 2000, the Company was notified of a new complaint from the province of Neuquén against the State and hydroelectric generators of Comahue to obtain royalties earned on accumulated funds in the Salex Account. The complaint does not state the precise amount or date as of which the sums claimed are considered as owed, but seeks charges from each generator equal to 12% of the funds contributed to the account.

iii.	Provincial Revenue Department of the Province of Buenos Aires

On September 10, 2001 the Company received a notice from the Provincial Revenue Department of the Province of Buenos Aires of an official assessment of ThCh$347,567 (which does not include interests or fines) for tax on gross income from tax periods from February 1995 to December 1998. The differences claimed are due to: a) failure to pay tax in the Province of Buenos Aires from February 1995 to June 1996 on contracts entered into by the Company, and b) the use of a lower rate than should have been applied, according to the Treasury. On October 25, 2001, the Company included a debt of ThCh$128,906 in the easy payment system provided for in Law 12.727. On December 28, 2001, the Provincial Revenue Department notified the Company of Resolution 655/01, which (i) determined that the Company had a tax shortfall of ThCh$197,389 for tax on gross income during the tax

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

periods from February to December 1995, January to December 1996, January to December 1997 and January to December 1998; and (ii) imposed a fine on the Company of ten percent of the amount that allegedly was not paid. On January 22, 2002, the Company filed an appeal asserting that the amount included in the extended period payment system had not been computed and the reasons why the rate specified by the Provincial Revenue Department should not be applied.

The Management of Hidroeléctrica El Chocón S.A., as well as its legal advisors, are of the opinion that the claims made by the aforementioned tax authorities are unfounded, so these issues will probably not give rise to any significant adverse effect on the Company’s equity and results recorded at December 31, 2003.

Hidroinvest S.A.

On December 27, 2000 Hidroinvest S.A. was notified that it owed tax of ThCh$782,157 for gains made in 1993 on the difference between the acquisition cost and transfer price of bonds, accrued interest of ThCh$1,682,419 and related fines of ThCh$547,510. On February 19, 2001, Hidroinvest S.A. filed an appeal against the notice. On September 12, 2002, Hidroinvest S.A. was notified of the registration of the General Property Restraining Order on the Company’s properties as part of a precautionary procedure commenced by AFIP-DGI pursuant to the provisions of article 111 of law 11.683, as a result of the obligation to pay the above amounts. An appeal was filed against the resolution that decided the admissibility of the precautionary measure, and this was granted on November 25, 2002. Likewise, on July 10, 2003, the Nation’s Tax Court issued a decision confirming the precautionary measure and Hidroinvest S.A. was notified on December 29, 2003.

Hidroinvest S.A.’s legal advisors are of the opinion that these issues will probably not result in any significant negative impact on the Company’s equity and results at December 31, 2003.

Central Costanera S.A.

Central Costanera S.A. has a debt obligation corresponding to an agreement related to Work Order No. 4322 (the “Agreement”). Central Costanera S.A. has fixed the obligation at the rate of one peso equal to one US dollar in accordance with applicable laws. However, certain laws have excluded several obligations from this fixed exchange rate, and should the Secretary of Energy rule that the obligations of Central Costanera S.A be excluded, an appeal would be filed.

Central Costanera S.A. considers that the obligation resulting from the Agreement does not dovetail with any of the hypotheses provided for in the aforementioned decree and, even in the event that it was understood to do so, there are solid grounds for deciding the unconstitutionality of the aforementioned decree.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Edegel S.A.

i.	Edegel / SUNAT
From November 2000 to October 2001, tax authorities reviewed the Subsidiary’s income tax and general sales tax (IGV) for the period from 1995 to 1999. As a result of that review, in December 2001 the National Superintendency of Tax Administration (SUNAT) notified the subsidiary of its comments via several Resolutions of Assessments and Fines regarding Income Tax and IGV for the periods under review.

From the items mentioned, the amount not accepted and not paid by the subsidiary mainly concerns the Tax Administration’s desire to apply Final Temporary Provision Seven of Law 27034 and, therefore, to disregard, as of 1999, the subsidiary’s right to a tax allowance for the depreciation from the increased value attributed as a result of the revaluation of its assets resulting from the purchase of the subsidiary 1995, pursuant to Law 26283, even though the subsidiary has a Legal Stability Agreement that has stabilized its income tax system until the year 2005, as has been mentioned in Note 8(a). The total estimated amount claimed is about Th$61,550,412 (MUS$84,804).

On February 11, 2002, the subsidiary commenced an arbitration proceeding against the State of Peru, represented by CONITE, according to the provisions of clause eight of the Legal Stability Agreement. On April 22, 2002, the Arbitration Court issued it arbitration award whereby it declared that the subsidiary’s complaints regarding the inapplicability of Final Temporary Provision Seven of Law 27034 were well-founded, pursuant to the Legal Stability Agreement signed with the State of Peru. Therefore, the Arbitration Court recognized the subsidiary’s right to deduct the depreciation from the increased value assigned by revaluations made in previous years, from the income tax base.

In spite of the award, the litigious tax proceeding continued, so, on July 12, 2002, the subsidiary filed an appeal in the Tax Court against the resolutions of assessment and fines regarding income tax (years 1996, 1997, 1998 and 1999).

In November 2002, the Tax Court issued its decision stating that: (i) SUNAT will have to review and make a new pronouncement considering the provisions of the Arbitration Award of April 22, 2002, which was favorable to Edegel S.A., and which involves deducting the depreciation due to revaluation of the fixed assets and (ii) decided against it in other issues brought by SUNAT.

On July 9, 2003, Edegel S.A. was notified by the National Superintendency of Tax Administration (SUNAT) of Intendency Resolution 1501 — 150032 regarding its review of the tax notes required by the Tax Court for years 1996 to 1999. The total amount of the new tax note is about US$160 million, mainly arising from: (i) non-recognition of the revaluation of Edegel S.A.’s fixed assets and, consequently, non-deduction of their respective depreciation, (ii) non-deduction of interest and exchange rate difference on loans related to the purchase of Lajas Holding’s shares, since they are not associated with generation of taxable income and (iii) capitalization of overheads associated with fixed assets (“taxes on expenses”). On August 1, 2003, the company filed an appeal in the Tax Court, whose decision to date is still pending.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

It has to be mentioned that management estimated and recorded a provision for contingencies of about US$16.5 million at December 31, 2003 (about US$16.1 million at December 31, 2002) for all those items mentioned in the resolution referred to in the previous paragraph and appealed in the tax court, which, in the opinion of its tax advisors, has very little chance of success (points (ii) and (iii) above).

On April 28 2003 the company filed rectifying tax returns of its sworn annual income tax returns for years 2000 and 2001 — pending inspection and review — adopting the criterion of the most recent Intendency Resolution regarding the interests and exchange rate difference on loans linked to the purchase of Lajas Holding’s shares and the tax on expenses and SUNAT’s original criterion regarding the economic life of the assets. As a result, it made an additional payment of S/21,196,000 (equivalent to US$6,056,000 and Ch$3,600 million) charging it to the provision referred to in the previous paragraph.

Similarly, on November 14, 2003 the company presented a partial discontinuance of the appeal filed in the Tax Court against the aforementioned Intendency Resolution, in order to avail itself of the Special System for Updating and Paying Tax Debts — SEAP — approved by Statutory Decree 914, accepting all the objections made by SUNAT except for the objection due to non-recognition of the depreciation of the revaluation excess by applying Clause Eight of the Tax Code and the objection for non-deduction of expenses related to the Olympic project. The amount paid was about US$14,290,000, which settled all unpaid tax in the years 1996 to 1999, charging it to the provision for contingencies referred to above. The Company’s management and its external legal advisors are of the opinion that the result of this dispute will be favorable to the Company.

Furthermore, the sworn annual tax return for the year 2002 (submitted on April 2, 2003) and the calculation of income tax accrued in 2003 have already taken SUNAT’S criteria regarding tax on expenses and on interest and exchange rate difference on loans linked to the purchase of Lajas Holding’s shares and SUNAT’S original criterion regarding the economic life of the assets when determining taxable income, so the Company’s Management and its legal advisors are of the opinion that the result of the review of 2000 to 2003 will not result in additional liabilities for the Company at December 31, 2003.

ii.	Lawsuits filed by ESSALUD for payment of contributions of Statutory Decrees 22482, 19990 and 18846 amounting to THCh$3,055,250 (US$4.21 million). Management and its legal advisors are of the opinion that a favorable decision will probably be obtained for the Subsidiary, so no liabilities have been recorded for these items at December 31, 2003 and 2002.

iii.	Resolutions of Assessment and Fine for ThCh$421,687 (MUS$581) issued against Talleres Moyopampa S.A., against which the subsidiary has filed the respective complaints and appeals since it was formed by the division of the above company. These complaints and appeals, are pending a final decision by the Tax Administration. Management and its external legal advisors are of the opinion that these actions, individually or collectively, will not have any significant negative effect on the Company’s financial position or its operating results or its liquidity, since it is clear from the terms of the agreement signed with Electrolima and the State of Peru that Electrolima is the company bound to pay the taxes.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

iv.	Lawsuit filed by the Subsidiary’s workers union petitioning that the percentage of participation in the profits, which the Law stipulates as 5 percent, should be increased to 10 percent, thereby doubling the payment in this regard in 1994, 1995 and 1996 by about ThCh$3,387,291 (ThUS$4,667). The appealable judgment was pronounced on August 24, 2000, declaring that the lawsuit was unfounded.

In a decision dated December 12, 2000 (notified on November 13, 2001), the Second Division of Lima’s Supreme Court voided the appealable judgment which declared the lawsuit unfounded. The subsidiary filed an appeal for annulment against that decision, which was not admitted, so the case will return to the Court for a new ruling. Management and its external legal advisors are of the opinion that the final decision will be favorable to the subsidiary and no liabilities for these items have been recorded at December 31, 2003 and 2002.

Central Cachoeira Dourada S.A.

In April 2003, Companhia Elétrica do Estado de Goiás S.A. (“CELG”), the sole customers the Company’s Brazilian subsidiary, Cachoeira Dourada, obtained an interim order that allowed CELG to suspend payments in respect to a firm contract for long-term purchase of energy it has with Cachoeira Dourada. On July 4, 2003, the Court presiding over this dispute determined that CELG had to make payments to Cachoeira Dourada until the final resolution of the litigation with price ranges inferior to those of R$61.63 per MWh, amounts included in the current purchase contract. Cachoeira Dourada has decided to appeal this decision.

On July 23, 2003, the Regional Federal Court of the 1st Region has decided in favor of Cachoeira Dourada finding that CELG must pay the entire amount owed.

On July 29, 2003, the ruling was reconsidered and the previous decision was maintained which compels CELG to pay R$31.00 per MWh to CDSA; this is currently in force.

On August 18, 2003, the Judge approved the holding of a settlement hearing between CDSA and CELG on September 04, 2003, but no agreement was reached. A technical evaluation has been ruled on that is in progress.

On December 19, 2003, a temporary measure was granted to determine that CELG should admit into the proceeding the difference between the value paid to CDSA and the value stipulated in the contract.

On December 23, 2003, CELG filed an appeal for reconsideration of judgment.

On December 26, 2003, the judge granted a stay to the appeal for reconsideration of judgment filed by CELG, accepting the offer of collateral made by CELG.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Compañía de Interconección Energética (CIEN)

In January 2003, Companhia Paranaense de Energía — COPEL (“Copel”) suspended its payments to Companhia de Interconexão Energética (CIEN), an equity method investee in respect of the firm contract for purchase of energy and power, which was signed in 1999. In addition CIEN sells energy to another three Brazilian companies. Copel cited the economic and financial imbalance of the 1999 contracts as the reason for its violation. In addition Copel has requested a review of the previously agreed upon prices.

On August 18, 2003, CIEN and COPEL reached an agreement and signed a “Memorandum of Understanding” that reflects the renegotiation of Agreements 001/99 and 002/99.

Said agreement will be the basis for the contractual additions to be signed, and essentially determines the following: (i) a reduction in the Agreements signed that modifies the agreed amounts from 400 MW to 200 MW each; (ii) a term of seven (7) years for the additions, starting on January 1, 2003, and ending on December 31, 2009; (iii) CIEN’s taking on the portion that refers to the CUST for the introduction of energy in the basic network up to the center of gravity; (iv) the reference annual payment flow, which will be paid in monthly portions of the payable invoices; and (v) new conditions for price adjustment.

The Memorandum of Understanding establishes that the Commercialization Agreement signed by the parties on December 13, 1999, should be canceled by mutual settlement.

In December 2003 supplementary or additional agreements between investee Cien and Brazilian company COPEL, pursuant to which the original contracts between both companies were amended, were signed. As a direct result of the signing of these additional agreements, 203 million reales were immediately paid to Cien by COPEL.

Emgesa S.A.

Environmental contingency — Group action against Emgesa S.A. E.S.P., Empresa de Energía de Bogotá S.A. E.S.P. and CAR for alleged material and moral damages caused by the environmental damage that occurred in the Muña reservoir. The plaintiff’s initial claim is for ThCh$890,700,000. The Company’s Management and its legal advisors consider that, if the decision goes against the company, the maximum amount of the claim would be ThCh$35,564,000, which should be assumed by the three entities being sued. However, the Company’s legal advisor considers this contingency to be remote.

Enersis S.A. and its subsidiaries are defendants or plaintiffs in other minor lawsuits with probable or reasonably possible risk of loss, but whose individual effects, if the decision is unfavorable, are not significant in these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Restrictions:

Enersis S.A.

The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:

•	Enersis’s ratio between debt and cash flow for four quarters and that of its Chilean subsidiaries did not exceed 8.75x;

•	The ratio of consolidated debt to EBITDA for four consolidated quarters, not exceeding 5.0x;

•	The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.25x;

•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 80%;

•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets;

•	Minimum shareholders’ equity at least equal to ThCh$456,840,000 (U.F.27 million).

As of December 31, 2003 all these obligations have been met.

Chilectra S.A.

The Company did not have any management restrictions or financial covenants during the years ended December 31, 2002 and 2003.

The Company holds long-term energy purchase contracts with Endesa, Gener S.A., Pangue S.A., Colbún Machicura S.A., Carbomet Energía S.A., Empresa Eléctrica Puyehue S.A. (formerly Pilmaiquén), Sociedad Canalistas del Maipo and Iberoamerica de Energía IBENER S.A., the terms of which extend to beyond 2003, in order to ensure its supply and corresponding cost.

Endesa S.A.

On a consolidated level, Endesa must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•	Endesa’s ratio between debt and cash flow for four quarters and that of its Chilean subsidiaries did not exceed 9.5x;

•	The ratio of consolidated debt to EBITDA for four consolidated quarters, not exceeding 6.75x;

•	The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.5x;

•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 115%;

•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets;

•	Minimum shareholders’ equity at least equal to ThCh$761,400,000 (U.F.45 million).

As of December 31, 2003 all these obligations have been met.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of ThCh$160,740,000 (UF9,500,000).

As of December 31, 2003 all these obligations have been met.

Pangue S.A.

The following is a summary of the main obligations, which Empresa Eléctrica Pangue S.A. must comply with as per agreements with financial institutions.

•	Maintain creditors duly informed regarding its financial situation.

•	Different conditions with the objective of guaranteeing a healthy financial situation. Thus, the institutions have defined certain indexes such as restrictions for the payment of dividends and indebtedness, and acceleration clauses. In regard to the long-term debt limit for loans in cash, for these events, the limit is 2.0 times shareholders’ equity.

•	Insure and maintain insured all assets.

As of December 31, 2003 all these obligations have been met.

Central Costanera S.A.

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of shares of Central Costanera Sociedad Anonima), the domain of Central Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty five years as of the date of possession.

If under any circumstance whatsoever the land ceases to be used for than purpose during the indicated year, its domain shall be considered revoked due to this cause, and return of such title will be effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

The most demanding requirements in respect to financial coefficients are those contained in the Syndicated loan, the Agent of which is Bank of America, and in the bilateral with JP Morgan, which are the following:

•	The long-term debt with third parties cannot exceed US$347 million; the debt with a maximum of 30 days cannot exceed US$10 million.

•	Clauses that restrict change of Control.

•	Clauses that restrict payments to shareholders, including subordination of the related debt.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Edegel S.A.

Financial indicators originated by credit contracts, Bonds Program and Short-term instruments:

•	Net Shareholders’ Equity must not be less than Soles 2,400 million, inflation-indexed.

•	Debt ratio no greater than 1.5

•	EBITDA/twelve month interest expense no less than 4.5 to 1.5

•	Financial Debt no greater than 3.0 to 1.0.

•	Net Liabilities (Liabilities-Cash) no greater than 0.55 to 1.0.

Hidroeléctrica Betania S.A.

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

•	EBITDA/Senior Financial Debt no less than 1.4

•	Cash Flows before Dividend Payments/Senior Financial Debt no less than 1.3

•	Shareholders’ Equity/Senior Debt no less than 5.

Other restrictions

i.	As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of Enersis S.A.’s financial indebtedness is subject to cross-failure provisions. Some failures of relevant subsidiaries, if not corrected in time (as to those specific provisions allowing a year of time to correct the problem), might result in the cross-failure at the Endesa-Chile and Enersis S.A. level., and, in this case, significant percent of Enersis S.A.’s consolidated liabilities might eventually become on demand.

There are no longer debt covenants that specify the acceleration of maturities, if the Company’s risk-rating falls below investment-grade.

The syndicated loan signed during May 2003 specifies that cash obtained from the sale of Company assets, capital increases, new debt issuances, and at least 75% of excess annual cash is to be used to pre-pay the syndicated loan.

At December 31, 2002 and 2003, these obligations and restrictions have been fully met.

ii.	Endesa Chile has Compañía Eléctrica Tarapacá S.A., Pangue S.A., Endesa Chile Internacional S.A. and Pehuenche S.A. as joint sureties through joint securities and debts for the full amounts owed from the syndicated loan, in other words, ThUS$742,857.

The Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Enersis’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2003 is ThCh$1,301,955,391.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 32. Sureties Obtained from Third Parties

Enersis S.A.

The Company has received certificates of deposit for ThCh$228,082 at December 31, 2003 (ThCh$256,000 in 2002).

Chilectra S.A.

The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$45,378 and ThCh$48,129 at December 31, 2002 and 2003, respectively.

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$3,084,700 as of December 31, 2003.

Compañía Americana de Multiservicios Ltda.

The Company has delivered bank bonds for ThCh$855,496 (ThCh$742,219 in 2002) and has received bank bonds for ThCh$2,090,246 (ThCh$1,526,984 in 2002).

Endesa S.A.

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$19,465,542 as of December 31, 2003 (ThCh$25,047,366 in 2002).

San Isidro S.A.

Documents in guarantee received for ThCh$1,389,669 as of December 31, 2003 (ThCh$4,723,754 in 2002).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee for ThCh$287,026 as of December 31, 2003 (ThCh$289,896 in 2002).

Pangue S.A.

The Company has received documents in guarantee for ThCh$9,827 as of December 31, 2003 (ThCh$8,968 in 2002).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

     Note 33. Foreign Currencies

     As of December 31, 2002 and 2003, foreign currency denominated assets and liabilities are as follows:

(a) Current assets

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
Cash	Ch$ no Reaj.	5,788,827	4,366,271
	US$	2,160,583	1,026,270
	Euro	46,450	—
	Yen	329	—
	$ Col.	12,523,238	7,929,796
	Soles	1,286,336	1,020,537
	$ Arg.	4,511,726	4,122,947
	Reales	22,349,238	7,904,411
Time deposits	US$	75,905,747	146,982,431
	$ Col.	31,897,980	63,307,495
	Soles	4,905,424	1,748,487
	$ Arg.	9,507,348	4,410,142
	Reales	24,866,664	39,806,051
Marketable securities	Ch$ no Reaj.	4,870	4,871
	US$	1,276,716	2,830,725
	$ Col.	277,137	231,125
	$ Arg.	—	8,089,020
Accounts receivable, net	Ch$ Reaj.	6,671,078	1,046,341
	Ch$ no Reaj.	106,088,706	101,858,793
	US$	6,806,024	6,775,774
	$ Col.	80,422,109	84,202,512
	Soles	36,122,348	28,841,723
	$ Arg.	42,594,258	43,692,757
	Reales	184,723,598	200,752,465
Notes receivable	Ch$ Reaj.	—	4,517,969
	Ch$ no Reaj.	2,146,369	1,300,807
	US$	1,119,350	632,141
	$ Arg.	25,278	22,796
	Reales	1,891,665	1,888,914
Other receivables	Ch$ Reaj.	58,223	39,902,763
	Ch$ no Reaj.	11,961,868	9,696,238
	US$	3,447,244	1,302,969
	$ Col.	14,525,588	19,761,136
	Soles	10,566,901	5,246,655
	$ Arg.	1,269,043	953,696
	Reales	20,403,806	16,323,724
	U.C.	1,171,184	1,007,085

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		As of December 31,
		2002	2003
Account	Currency
		ThCh$	ThCh$
Amounts due from related	Ch$ no Reaj.	1,918,671	5,680,924
companies	US$	186,040,780	3,250,576
	$ Col.	173,464	34,433
	Soles	504,558	126,193
	$ Arg.	4,569,218	5,153,416
	Reales	4,146,132	2,814,583
Inventories, net	Ch$ no Reaj.	35,710,977	28,788,239
	$ Col.	8,953,589	4,333,120
	Soles	12,659,809	9,048,884
	$ Arg.	1,977,870	1,607,923
	Reales	1,684,235	530,028
Income taxes recoverable	Ch$ no Reaj.	27,797,051	34,170,548
	$ Col.	478,455	588,720
	Soles	231,921	743,820
	$ Arg.	10,850,700	4,690,838
	Reales	15,622,209	21,092,412
Prepaid expenses and other	Ch$ no Reaj.	937,491	1,097,393
	US$	2,595,712	1,494,553
	$ Col.	125,461	213,159
	Soles	558,892	246,320
	$ Arg.	484,120	777,746
	Reales	3,041,002	12,623,323
Deferred income taxes	Ch$ no Reaj.	20,359,733	34,416,516
	$ Col.	1,162,684	3,319,951
	$ Arg.	7,504,259	9,123,931
	Reales	13,931,972	22,599,374
Other current assets	Ch$ Reaj.	700,230	798,303
	Ch$ no Reaj.	43,563,049	45,432,597
	US$	38,528,887	10,626,857
	$ Col.	897,084	—
	Soles	404,514	1,366,258
	$ Arg.	3,031,489	2,207,110
	Reales	46,216,571	13,497,657

Total current assets		1,226,686,042	1,146,003,542

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b) Property, plant and equipment

Property, plant and equipment

		As of December 31,
Account		2002	2003
	Currency	ThCh$	ThCh$
Land	Ch$ no Reaj.	41,866,427	40,758,597
	$ Col.	34,478,422	28,423,186
	Soles	10,312,312	8,459,010
	$ Arg.	10,039,567	8,214,593
	Reales	34,507,107	29,598,398
Building, infrastructure and work in progress	Ch$ no Reaj.	3,788,311,757	3,451,715,480
	$ Col.	3,291,744,168	2,697,689,287
	Soles	1,188,708,130	997,026,075
	$ Arg.	1,660,123,728	1,389,142,982
	Reales	1,809,638,780	1,518,362,373
Machinery and equipment	Ch$ no Reaj.	55,812,812	52,033,499
	$ Col.	15,630,227	21,958,804
	Soles	461,991,240	379,000,445
	$ Arg.	788,901,749	649,667,638
	Reales	675,806,060	659,576,270
Other plant and equipment	Ch$ no Reaj.	120,590,946	124,216,778
	$ Col.	4,140,014	9,241,536
	Soles	60,548,176	35,393,490
	$ Arg.	163,453,511	119,315,444
	Reales	191,476,826	59,922,446
Technical appraisal	Ch$ no Reaj.	31,777,948	28,879,432
	$ Col.	74,140,072	60,656,670
	Soles	511,049,848	418,108,337
	Reales	136,684,807	111,826,791
Accumulated depreciation	Ch$ no Reaj.	(1,591,311,321)	(1,563,199,720)
	$ Col.	(716,220,943)	(673,389,749)
	Soles	(984,492,558)	(838,391,706)
	$ Arg.	(1,225,841,949)	(946,081,154)
	Reales	(665,615,098)	(781,764,722)

Total property, plant and equipment		9,978,252,765	8,096,360,510

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Other assets

Other assets

		As of December 31,
		2002	2003
Account	Currency	ThCh$	ThCh$
Investments in related	Ch$ no Reaj.	114,086,546	105,437,088
companies	US$	81,494,725	74,731,322
	Euro	484,792	—
	$ Arg.	39,736	43,061
Investments in other	Ch$ no Reaj.	2,244,620	2,284,059
companies	$ Col.	158,725,075	131,045,129
	Soles	12,394	8,235
	Reales	79,373	122,874
Goodwill, net	Ch$ no Reaj.	797,946,141	737,589,708
	US$	7,044,625	5,374,677
	$ Col.	50,997,868	37,432,833
Negative goodwill, net	Ch$ no Reaj.	(143,085)	(16,666,302)
	US$	(617,459)	(13,188,948)
	$ Col.	(28,928,256)	(4,560,106)
	Soles	(66,435,880)	(44,819,276)
Long-term accounts	Ch$ Reaj.	1,537,677	3,490,210
receivable	Ch$ no Reaj.	2,069,969	1,906,343
	US$	7,209,126	4,548,181
	$ Col.	6,617,950	7,623,915
	Soles	1,762,125	2,051,708
	$ Arg.	2,119,167	2,443,258
	Reales	104,670,530	105,871,429
	U.C.	1,122,474	—
Amounts due from	Ch$ no Reaj.	890,930	594,249
related companies	US$	—	128,354,145
	Reales	16,219	155,439
Other assets	Ch$ Reaj.	2,991,117	5,293,263
	Ch$ no Reaj.	93,804,042	62,381,600
	US$	23,322,875	20,721,449
	$ Col.	39,084,349	24,755,128
	Soles	4,660,955	3,461,991
	$ Arg.	8,988,891	16,164,285
	Reales	115,021,202	85,731,968

Total other assets		1,532,920,813	1,490,382,915

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d) Total assets

		As of December 31,
Account	Currency	2002	2003
Total assets by currency	Ch$ Reaj.	11,958,325	55,048,849
	Ch$ no Reaj.	3,714,225,344	3,294,744,008
	US$	436,334,935	395,463,122
	Euro	531,242	—
	Yen	329	—
	$ Col.	3,081,845,735	2,524,798,080
	Soles	1,255,357,445	1,008,687,186
	$ Arg.	1,494,149,709	1,323,762,429
	Reales	2,741,162,898	2,129,236,208
	U.C.	2,293,658	1,007,085

Total assets by currency		12,737,859,620	10,732,746,967

(e) Current liabilities

		Within 90 days				91 days to 1 year
		As of December 31, 2002		As of December 31, 2003		As of December 31, 2002		As of December 31, 2003
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term debt due to banks and	Ch$ no Reaj.	61,450,630	2.48%	2,378,878	2.99%	2,369,665	2.48%	—	—
financial institutions	US$	114,803,536	8.14%	82,745,591	12.71%	113,740,116	8.14%	43,574,065	12.71%
	Euro	4,588,211	4.38%	3,500,552	5.00%	—	—	—	—
	$ Col.	7,678,923	14.35%	114,491,527	15.93%	44,136,355	14.75%	—	—
	Soles	37,562,298	8.68%	27,764,763	15.93%	14,671,059	4.07%	11,381,827	15.93%
	$ Arg.	16,417,063	6.00%	10,259,883	15.93%	3,048,487	6.00%	—	—
	Reales	8,833,410	9.24%	234,126	15.93%	—	—	—	—
	Others	—	—	15,825,350	15.93%	—	—	—	—
Current portion of long-term debt	Ch$ Reaj.	316,182	8.73%	1,443,405	4.56%	1,440,442	8.73%	34,596,897	4.56%
due to banks and financial	US$	210,008,448	3.24%	21,833,533	4.96%	335,908,087	3.24%	80,419,472	4.96%
institutions	Euro	—	—	—	—	4,719,782	3.79%	123,767	3.00%
	Yen	39,583,181	2.08%	13,180,928	3.46%	7,016,400	2.08%	424,533	3.46%
	$ Col.	—	—	960,741	16.79%	—	—	—	—
	$ Arg.	1,379,521	22.75%	—	—	662,488	1.75%	—	—
	Reales	2,158,075	11.23%	3,760,739	16.79%	5,206,028	11.23%	5,601,259	16.79%
	U.P.	—	—	—	—	1,207,721	5.32%	1,117,055	16.79%
	Sterling	—	—	—	—	461,251	4.81%	412,346	16.79%
	Others	—	—	921,390	16.79%	1,246,967	8.53%	898,948	16.79%
Promissory notes	Ch$ Reaj.	123,350	10.00%	—	—	—	—	—	—
	Soles	5,659,198	4.50%	—	—	7,538,861	4.50%	—	—
Current portion of bonds payable	Ch$ Reaj.	—	—	230,102	5.88%	16,161,340	5.80%	7,359,819	5.88%
	US$	3,303,376	7.06%	4,372,803	7.87%	154,776,512	7.06%	36,966,398	7.87%
	Euro	—	—	—	—	306,778,275	3.34%	—	—
	$ Col.	—	—	6,820,980	11.25%	13,636,984	13.70%	—	—
	Soles	1,173,050	7.28%	6,621,600	4.94%	7,656,820	13.70%	8,573,491	4.94%
Current portion of long-term	US$	30,053,579	9.00%	7,977,202	—	11,991,624	9.00%	13,456,661	—
notes payable	$ Arg.	—	—	—	—	—	—	—	—
Dividends payable	Ch$ no Reaj.	432,729	—	982,140	—	982,146	—	716,480	—
	$ Col.	8,368,039	—	2	—	—	—	—	—
	Soles	18,714	—	80,106	—	—	—	—	—
	$ Arg.	—	—	731	—	—	—	—	—
	Reales	—	—	1,379,089	—	4,163,576	—	—	—
	Others	734,541	—	—	—	—	—	—	—
Accounts payable	Ch$ no Reaj.	54,805,509	—	64,751,606	—	5,870,198	9.00%	—	—
	US$	12,466,164	—	840,065	—	1,134,906	—	340	—
	Euro	—	—	152,918	—	—	—	—	—
	$ Col.	27,445,681	—	28,253,765	—	—	—	—	—
	Soles	24,026,113	—	16,936,632	—	—	—	—	—
	$ Arg.	27,218,931	—	28,381,438	—	—	—	—	—
	Reales	60,255,618	—	76,127,463	—	—	—	—	—
	Others	11,073,624	—	—	—	—	—	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		Within 90 days				91 days to 1 year
		As of December 31, 2002		As of December 31, 2003		As of December 31, 2002		As of December 31, 2003
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term notes payables	Ch$ no Reaj.	577	—	18,350	—	—	—	—	—
	Reales	1,067,230	16.89%	21,051,531	—	3,813,598	16.89%	—	—
Miscellaneous payables	Ch$ no Reaj.	9,336,767	—	5,268,913	—	421,043	—	5,498,770	—
	US$	8,310,295	—	6,708,584	—	8,735,432	—	62,349	—
	$ Col.	22,774,897	—	10,741,843	—	—	—	—	—
	Soles	5,897,275	—	8,605,921	—	11,451,858	—	—	—
	$ Arg.	3,085	—	2,520	—	—	—	—	—
	Reales	6,841,564	—	7,027,596	—	—	—	—	—
	Others	379,511	—	—	—	—	—	—	—
Amounts payable to related companies	Ch$ Reaj.	11,580,352	—	—	—	—	—	—	—
	Ch$ no Reaj.	537,944	—	249,137	—	—	—	—	—
	US$	1,246,715	—	1,429,194	—	—	—	—	—
	$ Col.	1,238,934	—	2,851,852	—	—	—	—	—
	Soles	866,000	—	385,358	—	—	—	—	—
	$ Arg.	978,624	—	1,690,491	—	—	—	—	—
	Reales	—	—	24,142,261	—	—	—	—	—
Accrued expenses	Ch$ Reaj.	14,295	—	29,361	—	8,456	—	82,808	—
	Ch$ no Reaj.	12,517,102	—	7,019,432	—	28,863,812	—	28,676,767	—
	US$	102,588	—	1,024	—	90,138	—	67,877	—
	$ Col.	13,411,977	—	5,573,186	—	—	—	—	—
	Soles	2,338,800	—	1,528,330	—	2,250,372	—	2,474,566	—
	$ Arg.	2,155,138	—	2,867,494	—	—	—	—	—
	Reales	23,945,150	—	5,372,542	—	—	—	10,837	—
	Others	81,796	—	—	—	—	—	—	—
Withholdings	Ch$ no Reaj.	7,199,028	—	7,830,494	—	1,441,876	—	157,420	—
	$ Col.	1,891,296	—	2,210,532	—	—	—	—	—
	Soles	5,164,141	—	5,030,010	—	—	—	—	—
	$ Arg.	10,935,836	—	16,852,919	—	—	—	—	—
	Reales	29,405,859	—	31,621,088	—	—	—	—	—
	Others	2,581	—	—	—	—	—	—	—
Income tax payable	Ch$ no Reaj.	542,553	—	16,411,961	—	—	—	—	—
	$ Col.	20,111,038	—	22,933,978	—	—	—	2,175,016	—
	Soles	690	—	19,326	—	2,664,820	—	2,934,142	—
	$ Arg.	3,366,238	—	—	—	—	—	—	—
	Reales	1,122,010	—	3,365,633	—	—	—	—	—
Deferred income	Ch$ no Reaj.	5,874,167	—	5,978,448	—	2,884,571	—	1,924,436	—
	$ Col.	417,793	—	4,072,490	—	—	—	—	—
Other current liabilities	Ch$ Reaj.	3,350	—	9,992	—	5,827	—	5,935	—
	Ch$ no Reaj.	460,762	—	10,652	—	5,527,866	—	2,796,045	—
	US$	15,262,624	—	9,151,633	—	290,853	—	1,205,885	—
	$ Col.	2,016,785	—	1,460,594	—	—	—	—	—
	Soles	50,647	—	44,555	—	—	—	—	—
	$ Arg.	16,034,314	—	20,848,457	—	—	—	—	—
	Reales	20,484,347	—	29,827,087	—	—	—	—	—

Total current liabilities by currency	Ch$ Reaj.	12,037,529		1,712,860		17,616,065		42,045,459
	Ch$ no Reaj.	153,157,768		110,900,011		48,361,177		39,769,918
	US$	395,557,325		135,059,629		626,667,668		175,753,047
	Euro	4,588,211		3,653,470		311,498,057		123,767
	Yen	39,583,181		13,180,928		7,016,400		424,533
	$ Col.	105,355,363		200,371,490		57,773,339		2,175,016
	Soles	82,756,926		67,016,601		46,233,790		25,364,026
	Reales	154,113,263		203,909,155		13,183,202		5,612,096
	$ Arg.	78,488,750		80,903,933		3,710,975		—
	U.P.	—		—		1,207,721		1,117,055
	Sterling	—		—		461,251		412,346
	Others	12,272,053		16,746,740		1,246,967		898,948

Total current liabilities		1,037,910,369		833,454,817		1,134,976,612		293,696,211

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f) Long-term liabilities as of December 31, 2003

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Due to banks and financial institutions	Ch$ Reaj.	3,090,540	9.00%	1,273,686	9.00%	—	—	—	—
	US$	200,556,323	4.77%	437,964,229	3.83%	44,109,592	3.36%	2,473,322	3.89%
	Euro	121,738	3.00%	—	—	—	—	—	—
	Yen	422,438	0.89%	—	—	—	—	—	—
	$ Arg.	3,595,794	1.75%	1,797,897	1.75%	6,292,887	1.75%	—	—
	$ Col.	—	—	37,403,850	12.55%	—	—	—	—
	Reales	80,660,736	22.50%	4,768,381	20.81%	8,442,383	20.06%	518,910	17.74%
	Sterling	402,154	4.63%	—	—	—	—	—	—
Bonds payable	Ch$ Reaj.	6,110,308	5.88%	110,427,387	5.88%	101,832,395	5.88%	94,971,517	5.88%
	US$	118,760,000	7.91%	213,768,000	7.91%	475,040,000	7.91%	989,798,688	7.91%
	$ Col.	102,995,204	10.50%	—	—	—	—	—	—
	Soles	74,596,769	4.39%	10,155,885	4.39%	838,813	4.39%	—	—
Long-term notes payable	US$	40,470,881	7.42%	48,220,374	7.42%	31,840,790	7.42%	—	—
	Reales	11,328,176	14.46%	4,581,768	14.46%	8,901,177	14.46%	—	—
Miscellaneous payable	Ch$ Reaj.	—	—	—	—	—	—	163,434	—
	Ch$ no Reaj.	863,350	—	—	—	—	—	17,574	—
	US$	5,226,699	—	—	—	—	—	8,905,744	3.26%
	Reales	8,480,593	—	3,145,337	—	—	—	—	—
Amounts payable to related companies	$ Col.	84,320	—	—	—	—	—	—	—
Accrued expenses	Ch$ no Reaj.	2,450,592	—	2,609,663	—	6,235,668	—	10,432,103	—
	US$	—	—	2,971,683	—	—	—	—	—
	$ Col.	20,701,649	—	45,091,420	—	—	—	—	—
	Reales	226,924,205	—	—	—	—	—	—	—
Deferred income taxes	Ch$ no Reaj.	10,455,989	—	6,904,019	—	—	—	—	—
	$ Col.	—	—	1,639,845	—	—	—	—	—
	Soles	2,626,425	—	1,348,653	—	—	—	—	—
	Reales	1,773,652	—	—	—	—	—	—	—
Other long-term liabilities	Ch$ Reaj.	9,200	—	11,512	—	6,415	—	—	—
	Ch$ no Reaj.	3,455,877	—	974,342	—	1,142,803	—	1,641,711	—
	US$	12,779,861	—	5,155,183	—	—	—	—	—
	Soles	2,058,195	—	698,247	—	1,189,040	—	—	—
	$ Arg.	7,972,337	—	—	—	—	—	—	—
	Reales	23,241,894	—	—	—	—	—	—	—

Total long-term liabilities by currency	Ch$ Reaj.	9,210,048		111,712,585		101,838,810		95,134,951
	Ch$ no Reaj.	17,225,808		10,488,024		7,378,471		12,091,388
	US$	377,793,764		708,079,469		550,990,382		1,001,177,754
	Euro	121,738		—		—		—
	Yen	422,438		—		—		—
	$ Col.	123,781,173		84,135,115		—		—
	Soles	79,281,389		12,202,785		2,027,853		—
	$ Arg.	11,568,131		1,797,897		6,292,887		—
	Reales	352,409,256		12,495,486		17,343,560		518,910
	Sterling	402,154		—		—		—

Total long-term liabilities		972,215,899		940,911,361		685,871,963		1,108,923,003

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g) Long-term liabilities as of December 31, 2002

	1 to 3 years			3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Due to banks and financial institutions	Ch$ Reaj.	54,237,250	3.66%	2,966,355	3.66%	—	—	—	—
	US$	1,345,934,070	3.19%	104,732,270	3.19%	71,457,319	3.19%	6,415,711	3.19%
	Euro	248,420	4.13%	—	—	—	—	—	—
	Yen	9,070,915	1.96%	—	—	—	—	—	—
	$ Arg.	3,723,918	1.75%	1,861,959	1.75%	6,504,433	1.75%	—	—
	Reales	82,481,803	17.11%	1,628,960	11.23%	14,696,907	11.23%	203,617	11.23%
	U.P.	1,201,425	5.32%	—	—	—	—	—
	Sterling	886,725	4.81%	—	—	—	—	—
Bonds payable	Ch$ Reaj.	—	—	101,469,367	6.20%	69,556,117	6.00%	160,924,499	6.00%
	US$	341,124,167	7.00%	355,640,089	8.06%	290,318,440	8.50%	628,561,921	8.06%
	$ Col.	—	—	33,505,610	14.35%	78,759,079	14.35%	—	—
	Soles	54,055,768	7.19%	3,898,572	7.19%	1,010,395	7.19%	—	—
Long-term notes payable	US$	44,904,268	7.50%	42,289,050	7.50%	60,063,668	7.50%	—	—
	Reales	36,859,991	9.50%	4,647,622	9.50%	8,787,084	9.50%	249,604	9.50%
Miscellaneous payable	Ch$ Reaj.	—	—	—	—	—	—	163,399	—
	Ch$ no Reaj.	2,151,638	—	—	—	—	—	51,051	—
	US$	7,215,480	—	—	—	10,640,919	9.48%	—	—
	Reales	2,610,107	—	—	—	—	—	—	—
Amounts payable to related companies	Ch$ Reaj.	998,174,521	3.33%	—	—	—	—	—	—
Accrued expenses	Ch$ Reaj.	—	—	57,854	—	—	—	—	—
	Ch$ no Reaj.	3,531,357	—	3,288,636	—	7,684,362	—	7,525,626	—
	US$	3,769,628	—	—	—	—	—	—	—
	$ Col.	—	—	—	—	—	—	68,363,088	—
	Reales	26,142,431	—	82,397,881	—	2,120,404	—	49,604,846	—
Deferred income taxes	Ch$ no Reaj.	6,801,356	—	3,782,966	—	14,137,664	—	22,328,589	—
	$ Col.	—	—	—	—	—	—	3,624,671	—
	Soles	—	—	1,236,961	—	—	—	—	—
	$ Arg.	199,151	—	132,767	—	597,452	—	—	—
Other long-term liabilities	Ch$ Reaj.	10,913	—	10,115	—	472,290	—	—	—
	Ch$ no Reaj.	4,306,898	4.55%	14,948,249	4.55%	4,730,059	—	13,818,110	4.55%
	US$	38,401,268	—	—	—	—	—	—	—
	Soles	4,657,394	—	259,501	—	2,235,811	—	—	—
	$ Arg.	7,531,040	—	115,184	—	—	—	—	—
	Reales	13,518,788	—	—	—	—	—	—	—
Total long-term liabilities by currency	Ch$ Reaj.	1,052,422,684		104,503,691		70,028,407		161,087,898

	Ch$ no Reaj.	16,791,249		22,019,851		26,552,085		43,723,376
	US$	1,781,348,881		502,661,409		432,480,346		634,977,632
	Euro	248,420		—		—		—
	Yen	9,070,915		—		—		—
	$ Col.	—		33,505,610		78,759,079		71,987,759
	Soles	58,713,162		5,395,034		3,246,206		—
	$ Arg.	11,454,109		2,109,910		7,101,885		—
	Reales	161,613,120		88,674,463		25,604,395		50,058,067
	U.P.	1,201,425		—		—		—
	Sterling	886,725		—		—		—

Total long-term liabilities		3,093,750,690		758,869,968		643,772,403		961,834,732

Note 34. Sanctions

The Company and its directors has not been the subject to sanctions by the SVS nor by any other administrative authorities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 35. Environment

Chilectra S.A.

The Company has made disbursements during the year of ThCh$1,561,001, mainly for the following items:

        Investments:

•	Audit El Salto 220 KV Line

•	La Cisterna Environmental Impact Statement

•	Santa Elena Environmental Impact Statement

•	San Bernardo Environmental Impact Statement

•	Chena Maipú Environmental Impact Statement

•	Construction of oil retaining pits

•	TAP Chacabuco reafforestation construction

•	Multipurpose Pipelines

  Expenses:

•	High Voltage Network Maintenance Unit

•	Southern Maintenance Center

•	Northern Maintenance Center

•	Eastern Maintenance Center

Endesa S.A.

During the year from January 1 to December 31, 2003, the Company and its subsidiaries have made disbursements for a value of ThCh$12,145,906, which mainly corresponds to:

•	Operating expenses: corresponding to studies, follow-up procedures and laboratory analysis (ThCh$379,802 expenses in 2003), Environment Law N°99 (Colombia) and ISO 14,001 certification in Central Costanera and El Chocón ThCh$5,846,734 (US$9,846,302).

•	Investments related to the following projects:

•	Central Ralco’s environmental program.

•	Implementation of environmental management system (S.G.A.) and its ISO 14.001 certification in San Isidro, Central Tarapacá, Central Rapel, Pehuenche, Loma Alta and Curillinque Power Stations.

•	Construction of transformer pools Rapel Power Station, Sauzal and Los Molles.

•	Pangue Power Station – Restoration of former ore deposit camp

•	Works on Muña reservoir (Emgesa)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 36. Subsequent Events

No significant events that might affect these financial statements have occurred in the period from January 1, 2004 to their date of issue.

Note 37. Differences between Chilean and United States Generally Accepted Accounting Principles

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Restatements of U.S. GAAP Consolidated Net Income, Shareholders’ Equity, Balance Sheet, and Statement of Cash Flows

i.	In addition to the restatement of its 2001 Chilean GAAP Statement of Cash Flows as described in Note 2, the Company also made certain adjustments to its previously -reported consolidated shareholders’ equity as of December 31, 2002 and consolidated net income (loss) for the years ended December 31, 2002 and 2001, that only had an impact on the Company’s previously reported U.S. GAAP amounts. The total impact of these adjustments on consolidated shareholders’ equity as of December 31, 2002 and consolidated net income (loss) the years ended December 31, 2002 and 2001 under U.S. GAAP are presented below. Restatements of ThCh$4,212,536 relating to periods prior to January 1, 2001 were recorded as a reduction of opening retained earnings as of January 1, 2001:

	2001	2002
Year ended December 31,	ThCh$	ThCh$
Net income (loss) in accordance with US GAAP as previously reported	3,088,583	(329,910,417)
Price level restatement as of December 31, 2003	30,886	(3,299,104)

Subtotal	3,119,469	(333,209,521)

Effect of restatements on previously-reported US GAAP net income (loss):
Goodwill - Codensa	(1,107,905)
Minority interest impact of above restatement	853,973

Net income (loss) in accordance with US GAAP as restated	2,865,537	(333,209,521)

Basic and diluted earnings (loss) per share as previously reported	0.38	(40.19)
Basic and diluted earnings (loss) per share as restated	0.35	(40.19)

As of
December 31,
2001
ThCh$
Shareholders’ equity in accordance with US GAAP, as previously reported	1,154,673,833
Price level restatement as of December 31, 2003	11,546,738

Subtotal	1,166,220,571

Effect of restatements on previously-reported US GAAP net income (loss):
Goodwill - Codensa	17,271,396
Minority interest impact of above restatement	(13,312,792)

Shareholders’ equity in accordance with US GAAP, as restated	1,170,179,175

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following is a description of the adjustments that only had an impact on net income (loss) and shareholders’ equity determined in accordance with U.S. GAAP:

Goodwill – Codensa

Under Chilean GAAP, when we initially recorded the purchase of our interest in Codensa in 1997, the Company recognized a deferred balance, “Reorganization expenses - Codensa”, and an Allowance for Doubtful Accounts in the opening balance sheet related to certain receivables that the Company and the acquiree agreed had previously been overvalued. Our deferred expenses under Chilean GAAP are disclosed in Note 14, Other Assets. Under U.S. GAAP, this amount should have been recognized as goodwill and not a separate deferred balance. Further, this deferred balance was incorrectly expensed as reorganization expenses in 1999. Under U.S. GAAP, we have restated our previous results to include this balance in goodwill. This adjustment reflects the effect of the capitalization of the goodwill and the subsequent amortization recognized. Under U.S. GAAP, prior to the adoption of SFAS No. 142 effective January 1, 2002, goodwill was capitalized and amortized over a period not exceeding 40 years. After the adoption of SFAS No. 142, goodwill is no longer amortized, but tested for impairment at least annually.

ii.	As described above (and Note 2), the Company made certain adjustments to its 2001 Chilean GAAP Statement of Cash Flows. The effect of the restatements on the U.S. GAAP 2001 Statement of Cash Flows is set forth in the table below:

	Operating	Financing
	Activities	Activities
US GAAP Cash flow provided by (used in)	ThCh$	ThCh$
As previously reported	662,920,609	(61,414,127)
Price level restatement as of December 31, 2003	6,629,206	(614,141)

Subtotal	669,549,815	(62,028,268)

Interest payments	(85,953,318)	85,953,315
Settlement of forward exchange contracts	(17,470,297)	17,470,297

Subtotal	(103,423,615)	103,423,612

As restated	566,126,200	41,395,344

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

iii.	In addition, as discussed in Note 19, Bonds Payable, the holders of our Series 3 Yankee Bonds had the option to require redemption of the bonds in December of 2003. The Company has made adjustments to its previously reported U.S. GAAP current and long-term liabilities to classify these bonds as current as of December 31, 2002. The effect of the restatements on the U.S. GAAP balance sheet as of December 31, 2002, is set forth in the table below:

	Current	Long-term
US GAAP liabilities:	ThCh$	ThCh$
As previously reported	2,122,819,104	5,347,252,501
Price level restatement as of December 31, 2003	21,228,191	53,472,525

Subtotal	2,144,047,295	5,400,725,026

Restatement to current	108,869,415	(108,869,415)

As restated	2,252,916,710	5,291,855,611

(a)	Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2003 was approximately 7.25%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Item 17 c (iv) of Form-20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

(b)	Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS., certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted under U.S. GAAP, therefore, the effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (gg) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	Depreciation of property, plant and equipment

Under Chilean GAAP, certain costs related to the cost of acquisition of Edesur S.A., at the time of the acquisitions in 1992 and 1994 by Distrilec Inversora S.A., were charged to earnings as incurred. Under U.S. GAAP, these costs would have been included in the purchase price and would have been allocated to the net assets acquired based upon fair values. For purposes of the reconciliation to U.S. GAAP, these costs were considered to be of part of property, plant, and equipment, the primary assets of Edesur S.A.

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

The effect on shareholders’ equity and net income for the years presented is included in paragraph (gg) below.

(d)	Intangibles

Under Chilean GAAP, the Company has recorded intangible assets (consisting mainly of rights of way) relating to the transfer of revalued assets which originate in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation. Under U.S. GAAP, such intangible assets would have been recorded at the Predecessor Company’s carrying values which was zero. The estimated aggregated amortization expense to be reversed for US GAAP purposes for each of the five succeeding fiscal years to be as follows:

Amortization
Year	ThCh$
2004	5,722,698
2005	5,248,917
2005	4,173,231
2007	2,160,654
2008	1,775,204

The effects of adjusting shareholders’ equity for this intangible asset net of accumulated amortization, inclusive of accumulated price-level restatement, and net income for the annual amortization expense are included in paragraph (gg) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The principal difference relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (gg) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f)	Severance indemnity

As described in Note 2 n, under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee at the end of their employment, whether due to death, termination, resignation or retirement. Those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary, average service life of each employee and discounted at an interest rate determined every three years. The Company and certain of its subsidiaries used a discount rate of 9.5% for the years ended December 31, 2002 and 2003, and assumed an average service life which varies based upon years of service with the Company.

Under US GAAP, this arrangement is considered to be a termination indemnity plan and should therefore be accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The liability would be measured at the actuarial present value as of the balance sheet of all benefits attributed by the severance indemnity benefit formula to employee service rendered prior to the balance sheet. The projected benefit obligation is measured using assumptions as to future compensation levels. For U.S. GAAP purpose the discount rate has to be reassessed every year, to the relevant discount rate for the period between the date and the expected date of payment. Consequently, the discount rates to be applied for each of the years should have been 8.1% of 2001 and 6.5% for 2002. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. In 2003 the Company for US GAAP purposes used 6.5% discount rate in according with the above guidance the impact of using the appropriate discount rates under US GAAP for 2001 and 2002 would have not resulting a material difference than the rate use in accordance with Chilean GAAP.

The Company recognizes actuarial gains and losses immediately for Severance indemnity plans for both Chilean GAAP and U.S. GAAP.

The effects of accounting for severance indemnity benefits under US GAAP have been presented in paragraph (gg).

(g)	Pension and post-retirement benefits

The Company has obligations related to post-retirement benefits as stipulated in collective bargaining agreements and pension obligations as stipulated by contract for its subsidiares in Brazil, Colombia and Chile under U.S. GAAP, post-retirement benefits are accounted for under SFAS 106 and pension obligations are accounted for under SFAS 87 which results in the following differences:

•	In 2000, the Company recorded its obligation for post-retirement benefits at our consolidated subsidiaries, Cerj and Coelce under Chilean GAAP. Technical Bulletin 8 allows the Company to record a transition asset for post-retirement benefits and pension obligations, as calculated under Chilean GAAP, and to amortize the amount, on a straight-line basis, for up to five years. The Company is amortizing this amount over a period of three years. Cerj and Coelce had adopted U.S. GAAP for external reporting purposes prior to 2000 and there was no remaining unamortized transition obligation. Therefore, the amortization that is appropriately being recorded under Chilean GAAP for the transition asset related to post-retirement benefits and pensions is reversed in our reconciliation to U.S. GAAP.

•	Under both Chilean GAAP and US GAAP, actuarial gains/losses are deferred over the average remaining service period when the cumulative amount of deferred actuarial gains and losses exceeds 10% of the higher of the projected benefit obligation or fair value of plan assets.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

•	Chilean GAAP recognizes an additional minimum liability, similar to that defined under SFAS 87, through the income statement. Under US GAAP if the amount of the additional minimum liability required to be recognized exceeds the unrecognized prior service costs, the excess shall be reported as a separate component within other comprehensive income net of any tax benefits, if no excess exists the additional minimum liability is recognized an intangible asset is recognized in respect of the prior service cost not get recognize.

The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph (gg).

(h)	Investments in related companies

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP of equity accounted investees is included in paragraph (gg) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

(a)	Reversal of complementary accounts (asset or liability) recorded as a transitional provision as of January 1, 2000.

(b)	Organizational costs deferred under Chilean GAAP that, under U.S. GAAP, should have been included in income.

(c)	For the year beginning January 1, 2001, the recording of derivative instruments in accordance with SFAS No. 133.

(d)	The deferred income tax effects of adjustments (b) and (c).

(i)	Goodwill and long-lived assets

(i)	Under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years form the previous 10 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Up until December 31, 2001, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. Goodwill acquired after June 30, 2001 is not amortized (see Note 34 II (o)). In accordance with SFAS No. 142, the Company discontinued amortizing goodwill on January 1, 2002. The effects of recording the different amortization periods and reversing the amortization of goodwill for 2002 are included in paragraph (gg) below.

Under Chilean GAAP, the Company has evaluated the carrying amount of goodwill net of negative goodwill for impairment. The measurement of the impairment loss was based on the fair value of the investment which the Company determined using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed that the goodwill and negative goodwill

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, under Chilean GAAP the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A., Central Eléctrica Cachoeira Dourada S.A., Cía. de Electricidade do Rio de Janeiro S.A., Coelce S.A., Distrelec Inversora S.A., Edesur S.A., and Investluz S.A., in the amount of ThCh$238,798,904 net minority interest, to write-off all amounts of goodwill and negative goodwill.

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including that acquired before initial application of the standard, and indefinite-lived intangible assets are not amortized, as of the effective date but must be tested for impairment at least annually. The transitional impairment test required by the standard was performed and no adjustment for impairment was required. However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired. The following net effects are included in the net income (loss) and shareholders’ equity reconciliation to U.S. GAAP under paragraph (gg) below:

(a)	the reversal of goodwill amortization related to reporting units that were not found to be impaired under U.S. GAAP for the year ended December 31, 2002, and adjustment of goodwill amortization which is different in amount because of goodwill basis differences in 2001.

(b)	the adjustment to record the reversal of the impairment recorded under Chilean GAAP during 2002, which is different in amount because of goodwill basis differences,

(c)	the adjustment to record the impairment under US GAAP from investment in Argentina and Brazil.

The adjustment as of each year are as follows:

	As of December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Adjustment of goodwill amortization	(2,218,785)	54,467,593	51,133,050
Reversal of impairment record under Chilean GAAP		456,940,020
Impaiment of goodwill under US GAAP		(606,383,813)

Totals	(2,218,785)	(94,976,200)	51,133,050

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Had we adopted SFAS No 142 effective January 1, 2001 and accordingly not amortized goodwill for the years ended December 31, 2001 our net gain (loss) and basic income (loss) per share should have been as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle	(18,359,658)	(333,209,521)	29,268,881
Goodwill amortization under US GAAP add back	(83,600,896)	—	—

Adjusted net income (loss) in accordance with U.S. GAAP before cumulative effect of change in accounting principle	65,241,238	(333,209,521)	29,268,881

	2001	2002	2003
	Ch$	Ch$	Ch$
Basic earnings per share:
Net income (loss) in accordance with U.S. GAAP before effect of discontinued operations, and cumulative effect of change in accounting principle	(2.21)	(40.19)	1.45
Goodwill amortization under US GAAP add back	(10.08)	—	—

Adjusted net income (loss) in accordance with U.S. GAAP before effect cumulative effect of change in accounting principle	7.87	(40.19)	1.45

(ii)	The company has considered important factors, which could trigger an impairment review, such as the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends

In accordance with SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of” during 2001, which was superceded by SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. For the years ended December 31, 2001, 2002, and 2003, no additional amounts were recorded for impairment under U.S. GAAP, except for adjustments for this concept recorded under Chilean GAAP in the subsidiaries Centrais Eléctrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada, which are included in other non-operating expenses (see Note 23). This amounts are reclassified to operating income for US GAAP purposes.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(j) Negative Goodwill

Under Chilean GAAP, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Under U.S. GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of over the purchase price is allocated proportionately to reduce the values assigned to non-current assets. If the allocation reduces the non-current monetary assets to zero, the remainder of the excess is recorded as a deferred credit account called negative goodwill upon adoption of SFAS 142 in January 1, 2002 the excess will no longer be deferred but recognized immediately in income. The effect of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment, as compared to the amortization of negative goodwill under Chilean GAAP and the reversal of negative goodwill write-offs described in paragraph (i), which did not meet the U.S. GAAP impairment criteria for long-lived assets under SFAS No. 144 described above, and updated amortization period under the Circular No. 1.358 are included in paragraph (gg) below.

(k) Capitalized interest and exchange differences

In accordance with Chilean GAAP, the Company has capitalized both interest on debt directly related to property, plant and equipment under construction and finance costs corresponding to exchange differences generated by the loans associated with such assets. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects. The Company has optioned for not capitalizing indirect interest cost under Chilean GAAP.

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been available if the project had not been done. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (gg) below.

(l) Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies is recorded directly in the parent company’s equity. Under U.S. GAAP, such costs must be charged to income as incurred. The effects are included in paragraph (gg) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(m) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual was made in the reconciliation in paragraph (gg) below to reflect the unrecorded dividend liability for 2001.

In April 2002, the meeting of shareholders decided, that dividends would consist of the income from normal company operations defined as income before amortization of negative goodwill in the income statement. Therefore, the distributable profit at December 31, 2001 was zero, necessitating a reversal of the prior year accrual under U.S. GAAP.

(n) Capitalized general and administrative expenses

Until 1993, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. The effects of eliminating capitalized general and administrative expenses and the related depreciation for U.S. GAAP purposes are shown below under paragraph (gg).

(o) Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. In accordance with U.S. GAAP, at that time in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date. As of December 31, 2001, 2002 and 2003, this requirement had not been met. The net effect of eliminating the accrued liability recognized under Chile GAAP is presented in paragraph (gg) below.

(p) Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis Intemational Limited, Chilectra S.A. and Chilectra Intemational Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price. Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined. As described in paragraph (i), the Company determined goodwill amounts recorded in investments in Argentina were impaired as of December 31, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP was eliminated

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

after the impairment charge recorded in 2002. The effects of the adjustments to conform to U.S. GAAP are included under paragraph (gg) below.

(q) Elimination of capitalized interest in Brazil

Under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry with credit against interest expense. Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (gg) below.

(r) Organizational and start-up costs

Certain costs related to the organization and creation of certain subsidiaries of the Company are deferred and capitalized under Chilean GAAP and amortized. Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred. The effects of the difference are included in paragraph (gg) below.

(w) Translation of Financial Statements of Investments Outside of Chile

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

The amount of foreign exchange gain (loss) included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$23,479,750, ThCh$181,846,422 and ThCh$(67,511,676) for the years ended December 31, 2001, 2002 and 2003, respectively (See Note 24).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Company’s Management believes that, foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Item 17 b (iv) of Form 20-F.

(t) Derivative instruments

Under Chilean GAAP, forward foreign exchange contracts and currency swaps are used to hedge existing balance sheet risks or “fair value” hedges, while interest swaps and collars are used to hedge against future transaction risks or “cash flow” hedges. Fair value hedges are recorded at fair values with losses recorded at the time of their estimation and gains deferred until the transaction date or to the extent losses have been previously recorded, while gains and losses from cash flow hedges are deferred as either an asset or a liability until the transaction date. The hedging criteria and documentation requirements under Chilean GAAP are less onerous than U.S. GAAP. Realized gains and losses are recorded in “Other non-operating income and expense”.

Prior to January 1, 2001, under U.S. GAAP, contracts that were designated and effective as hedges of existing assets and liabilities were recorded at the closing spot exchange rate and included in earnings with the initial discount or premium amortized over the life of the contract as interest expense. However, contracts not designated or ineffective were recorded at fair value with the unrealized gains and losses recognized in income. For contracts with fair values different from the values of the contracts at the closing spot exchange rate, a difference between U.S. and Chilean GAAP resulted. The effects of the difference were not considered material to the consolidated financial statements and accordingly were not previously included in paragraph (gg) below.

Currently under U.S. GAAP, the accounting for derivative instruments is described in SFAS No. 133 “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (SFAS No. 133) and other complementary rules and amendments. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions designated for hedge accounting.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company adopted SFAS No. 133, as amended, on January 1, 2001. SFAS No. 133 required that as of the date of initial adoption, the difference between the market value of derivative instruments recorded on the balance sheet and the previous carrying amount of those derivatives be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, “Accounting Changes.” SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative instruments and (b) certain embedded derivative instruments. As permitted under this standard, the Company has applied SFAS No. 133 to only those embedded instruments that were issued, acquired, or substantively modified after January 1, 1999.

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

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is US dollar. This risk is partially mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

the cumulative translation adjustment account in shareholders’ equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 22 (e) for further detail). The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations.

The effect of adopting SFAS No. 133 as of January 1, 2001, resulted in a cumulative effect on net income of ThCh$21,225,196 net of deferred taxes for ThCh$47,041,680 and minority interest for ThCh$63,247,656, which is presented under the caption “Cumulative effect of changes in accounting principles”, the effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the year ended on December 31, 2001 is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (gg) below.

(u) Fair value of long-term debt assumed

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchased price over the carrying value are recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchased price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S: GAAP, the cost of the purchase price would have been allocated to the fair value of long-term debt. The effect on shareholder’s equity and net income for the years presented is included in paragraph (gg) below.

(v) Effects on US GAAP of sale of subsidiary Río Maipo

The adjustment of the net gain obtained from the sale of the subsidiary Compañía Eléctrica del Río Maipo S.A results from the reversal of the accumulated US GAAP adjustment at December 31, 2002. As explained in Note 11d) this subsidiary was sold in April 2003. The reversal of these adjustment increased by ThCh$489,353 the gain obtained from the sale of this subsidiary.

The operating income generated by Río Maipo until disposal date amounted to ThCh$2,759,358 (sales amounted to ThCh$14,462,630 less cost of sales amounted to ThCh$10,817,530 and administrative and selling expenses amounted to ThCh$885,742) was reclassified from Non-operating income to Operating Income in accordance with US GAAP (see Note 37 II (k)).

The sales of subsidiaries Infraestructura 2000 and Canutillar Plan did not provide for any US GAAP difference adjustment.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(w) Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system. Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000. Under U.S. GAAP, the amount was deferred and amortized over the life of the related service contract. This adjustment reverses the gain under Chile GAAP and records the amortization of the deferred income recognized under U.S. GAAP. The effect on shareholders’ equity and net income for the years presented is included in (gg) below.

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

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Companhia de Electricidad do Rio de Janeiro (Cerj) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electrictric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered over a period estimated of three years, from the balance date.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

increases. An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes. The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.

Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets. Under U.S. GAAP, in accordance with Emerging Issues Taskforce (EITF) No. 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred. The effect of deferring revenues expected to be collected after two years is included in (gg) below.

(y) Reorganization of subsidiaries

Corresponds to the reorganization of the Company’s subsidiaries Central Costanera and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina. Under Chilean GAAP, the Company recorded the goodwill for the proportional minority interest acquired as the difference between the purchase price and the carrying values of the assets acquired and liabilities assumed. Under U.S. GAAP, the proportional fair value of the assets acquired compared to the purchase price was recorded as goodwill. The effect on shareholders’ equity is included in (gg) below.

(z) Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided all the criteria are met. Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002. The following assets to be sold meet the definition of, reporting units or long-lived assets held for sale:

•	Compañía Eléctrica del Río Maipo S.A.

•	Central Canutillar power plant

•	Gas Atacama transmission lines

•	CELTA transmission lines

•	Infraestructura 2000 S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that one of the assets’ fair values less cost to sell was lower than the carrying value of those assets. Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale, which varied from October to December 2002. The effect of these adjustments is included in the net income and shareholders’ equity reconciliation to U.S. GAAP under paragraph (gg) below.

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

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infraestructura 2000 S.A. meets the conditions for being classified as a discontinued operation, because it has distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after its sale. The Rio Maipo facility was classified as “held for sale” on December 31, 2002. In April, 2003, the Company sold facility. In accordance with SFAS 144, the Company determined that the Rio Maipo did not meet the criteria to be classified as a discontinued operations as Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa – Chile. The effect of restating discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (gg) below.

(bb) Effects of minority interest on the U.S. GAAP adjustments

The net income and shareholders’ equity under Chilean GAAP is adjusted at the U.S. GAAP footnote for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. The effect of this adjustments is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below. The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders under U.S. GAAP.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(cc) Extraordinary Items

In 2002, the Company incurred a Chilean GAAP extraordinary charge in accordance with Decree No. 1,949 of the Republic of Colombia for a tax that will be used for Colombia’s democratic security, as disclosed in Note 27 Extraordinary Items. Under U.S. GAAP, this charge is classified as income tax expense in accordance with SFAS 109, Accounting for Income Taxes (SFAS 109), as discussed in Note 37 II k) Reclassification to U.S. GAAP.

(dd) Negative Goodwill CERJ

In January 2003, CERJ, one of our Brazilian subsidiaries approved a capital increase as a result of which our ownership interest in CERJ increases, as certain minority shareholders, including certain wholly owned subsidiaries of Endesa-Spain, Enersis ultimate parent company did not participate.

Under Chile GAAP in accordance with BT. No 42 and SVS Circular 368 the company recognized the value of the discount between the amount contributed and the underlying net book in the company was recognized as a negative goodwill, to be amortized over a 20 year period. In accordance the appropriate guidance, Enersis is allowed to fully amortized into income the amount of any negative goodwill, if during the first year subsequent to the capital increase the amount of the losses incurred by the subsidiary is in excess the amount of negative goodwill. During 2003, CERJ incurred losses in excess of the negative would recognized consequently Enersis fully amortized into income the negative goodwill originally recognized. Under US GAAP, the transaction would be considered a transaction between entities under common control in which the minority interest did not participate, consequently similar to the guidance in FTB No. 85-5, Issues Relating to Accounting for Business Combinations the transaction is accounted for as a recovery from the minority interest.. Consequently the amount of the discount under book value is accounted for directly as an increase of consolidated equity.

The effects in net income of the US GAAP adjustment are presented in note (gg) below

(ee) Extinguishment of debt

In March 2003, certain bondholders were granted an option to exchange between November 1, and 15, 2003 their bonds in exchange for shares of the Company at a fixed price of Ch 60,4202. Under Chile GAAP the transaction was accounted for as an exchange of debt for equity with the difference between the carrying amount of the debt and the strike price of the conversion recognized directly in equity a share premium. Under US GAAP the transaction should be recognized as an extinguishment of debt in accordance with APB No. 14, using as reacquisition price of the extinguished debt the value of the common issued or the value of the debt—whichever is more clearly evident, as Enersis stock is publicly trade the fair value of the shares is being considered to be more clearly evident. The average conversion price during November 2003, the conversion period was Ch 78 per share.

The effects in net income and shareholders’ equity of the US GAAP adjustment are presented in note (gg) below.

(ff) Asset retirement obligations

Under Chilean GAAP, there is no requirement to record obligations associated with the retirement of tangible long-lived assets. Under U.S. GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” effective January 1, 2003. Previously, the Company had not been recognizing amounts related to asset retirement obligations under U.S. GAAP.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period of its inception. For the Company, such liabilities primarily relate to assets. The liability is recorded at its net present value with a corresponding increase in the carrying value of the related long-lived asset. The liability is accreted each period, representing the time value of money, and the capitalized cost is depreciated over the remaining useful life of the related asset.

As SFAS No. 143 required retrospective application to the inception of the liability, the effects of the adoption reflect the accretion and depreciation from the liability inception date through December 31, 2002. The cumulative effect of the change in accounting principle on prior years resulted in a charge to income of ThCh$280,490 (net of income taxes and minority interest of ThCh$150,612) (Ch$0.03 per share) during the year ended December 31, 2003. The effect of the adoption of SFAS No. 143 on the year ended December 31, 2003 was to decrease net income in accordance with U.S. GAAP before the cumulative effect of the change in accounting principle by ThCh$25,719 (net of income taxes and minority interest of ThCh$12,760) (Ch$0.001 per share). The effects of this U.S. GAAP adjustment on net income and shareholders’ equity are presented in note (gg) below.

In Peru, where we have eight hydroelectric plants and one thermoelectric plant, existing legislation includes the requirement for entities with electrical assets to conduct retirement activities when operations cease. In Chile, under certain concession decrees governing four distribution lines, we are similarly required to conduct retirement activities upon cessation of operations.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(gg) Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	As of December 31,
	2001 (Restated)	2002 (Restated)	2003
	ThCh$	ThCh$	ThCh$
Net income (loss) in accordance with Chilean GAAP	42,575,573	(225,985,568)	12,467,863
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,918,777	3,370,176	1,612,891
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(1,863,883)	(5,510,241)	(2,405,077)
Amortization of intangibles (paragraph d)	192,945	123,058	123,058
Deferred income taxes (paragraph e)	(28,905,022)	(21,360,619)	9,181,675
Pension and post-retirement benefits (paragraph g)	3,776,020	23,361,327	11,856,234
Investments in related companies (paragraph h)	(18,300,848)	21,069,544	27,398,946
Amortization and impairment of goodwill (paragraph i)	(1,110,880)	(94,976,200)	51,138,178
Amortization of goodwill (paragraph i)	(1,107,905)	—	—
Amortization of negative goodwill (paragraph j)	(27,172,670)	(83,137,442)	(13,332,392)
Capitalized interest (paragraph k)	19,854,278	(25,528,504)	10,363,942
Depreciation capitalized interest (paragraph k)	(1,167,465)	2,454,240	(3,012,696)
Difference foreign exchange capitalized (paragraph k)	(13,750,019)	(9,780,446)	29,339,287
Accumulated deficit during the development stage (paragraph l)	(415,483)	(5,888,817)	(1,302,667)
Capitalized general and administrative expenses (paragraph n)	(128,237)	1,978,009	(2,252,144)
Involuntary employee termination benefits (paragraph o)	(8,885)	(350,560)	11,876
Adjustment in selling price of investment (paragraph p)	(77,193)	4,536,226	—
Elimination of amortization of capitalized legal reserve (paragraph q)	597,394	912,401	520,763
Amortization of organizational and start-up costs (paragraph r)	3,999,877	5,418,734	3,486,794
Derivative instruments operating income (paragraph t)	60,004,530	(51,878,218)	(163,699,107)
Derivative instruments non operating income (paragraph t)	5,837,022	(26,978,871)	24,344,422
Fair value of long-term debt assumed (paragraph u)	(175,971)	(92,475)	(64,682)
Sale of subsidiaries (paragraph v)	—	—	489,353
Deferred income (paragraph w)	167,073	277,577	119,722
Regulated assets (paragraph x)	(42,322,272)	(51,750,311)	57,517,976
Reorganization of subsidiaries (paragraph y)		(322,979)	(264,242)
Asset held for sale (paragraph z)		(896,113)	896,113
Reclassification of discontinued operations (paragraph aa)	(362,123)	(150,103)	(296,070)
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	(4,245,704)	128,905,670	21,771,883
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	853,973	—	—
Deferred tax effects on the U.S. GAAP adjustments	(17,309,814)	78,804,214	5,559,569
Extinguishment of debt (paragraph ee)	—	—	(17,703,656)
Reversal amortization of negative goodwill Cerj. (paragraph dd)	—	—	(34,517,091)
Staff severance indemnities (paragraph f)	—	—	174,385
Asset retirement cost - (paragraph ff)	—	—	(1,453)
Asset retirement obligations - liabilities (paragraph ff)	—	—	(43,389)

Net income (loss) in accordance with U.S. GAAP before effect of discontinued operations, and cumulative effect of change in accounting principle	(18,646,912)	(333,376,291)	29,480,264

Income from discontinued operations net of taxes and minority interest (paragraph aa)	287,254	166,770	69,107

Net income (loss) in accordance with U.S. GAAP before effect of cumulative effect of change in accounting principle	(18,359,658)	(333,209,521)	29,549,371

Cumulative effect of change in accounting principle, net of the tax and minority interest	21,225,195	—	(280,490)

Net income (loss) in accordance with U.S. GAAP	2,865,537	(333,209,521)	29,268,881

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of taxes and minority	19,653,919	20,802,883	(73,020,068)
Cumulative translation adjustment related to U.S GAAP adjustments net of taxes and minority interest	(3,007,132)	(12,276,027)	51,171,555

Comprehensive income (loss) in accordance with U.S. GAAP	19,512,324	(324,682,665)	7,420,368

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2002 (Restated)	2003
	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	1,015,636,097	2,548,391,890
Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(14,292,454)	(12,160,106)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(3,095,667)	(7,821,500)
Intangibles (paragraph d)	(1,107,525)	(984,467)
Deferred income taxes (paragraph e)	(280,732,850)	(241,904,311)
Pension and post-retirement benefits assets long term (paragraph g)	(16,516,169)	—
Pension and post-retirement benefits liabilities long term (paragraph g)	(13,311,718)	(12,691,906)
Investments in related companies (paragraph h and paragraph z)	4,329,102	30,940,961
Goodwill (paragraph i)	234,348,121	280,623,341
Goodwill (paragraph i)	18,954,776	15,662,663
Goodwill gross amount (paragraph i)	4,410,196	4,410,196
Negative goodwill (paragraph j)	(301,274,313)	(395,338,766)
Capitalized interest (paragraph k)	62,343,128	60,073,352
Exchange difference (paragraph k)	(45,234,295)	(14,447,201)
Minimum dividend (paragraph m)	—	—
Capitalized general and administrative expenses (paragraph n)	(25,932,290)	(26,295,885)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	93,627	88,476
Adjustment in selling price of investment (paragraph p)	—	—
Elimination of capitalized legal reserve (paragraph q)	(9,455,672)	(7,215,264)
Amortization organizational and start-up costs (paragraph r)	(38,058,571)	(27,650,297)
Derivative instruments (paragraph t)	151,399,321	(24,918,299)
Fair value of long-term debt assumed (paragraph u)	1,278,540	1,213,858
Reorganization of subsidiaries (paragraph y)	6,130,801	4,751,588
Asset held for sale (paragraph z)	(896,113)	—
Deferred income (paragraph w)	(3,471,483)	(2,720,428)
Regulated assets (paragraph x)	(98,077,436)	(22,722,716)
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	227,423,329	233,609,202
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	(14,610,341)	(12,072,781)
Elimination of result of discontinuing operations	732,011	—
Deferred tax effects on the U.S. GAAP adjustments	(2,742,970)	141,986,835
Staff severance indemnities (paragraph f)	—	174,385
Asset retirement cost (paragraph ff)	—	62,696
Asset retirement obligations - liabilities (paragraph ff)	—	(524,556)

Shareholders’ equity in accordance with U.S. GAAP	858,269,182	2,512,520,960

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	2002	2003
	ThCh$	ThCh$
	As restated
Shareholders equity in accordance with U.S. GAAP - January 1	1,170,179,175	858,269,182
Reversal of minimum dividend payable as of previous balance sheet date (m)	12,772,672	—
Negative goodwill Cerj (paragraph dd)	—	34,517,091
Extinguishment of debt (paragraph ee)	—	17,703,656
Cumulative translation adjustment	8,526,856	(21,848,513)
Capital increase	—	1,594,610,663
Net income (loss) in accordance with U.S. GAAP for the year	(333,209,521)	29,268,881

Shareholders equity in accordance with U.S. GAAP-December 31	858,269,182	2,512,520,960

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

II. Additional disclosure requirements:

(a) Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2002 and 2003, respectively:

	2002	2003
	ThCh$	ThCh$
Goodwill	1,247,825,338	1,682,402,179
Less: accumulated amortization	(391,836,704)	(902,004,961)

Goodwill, net	855,988,634	780,397,218

Negative goodwill	(346,245,075)	(446,721,526)
Less: accumulated amortization	250,120,396	367,486,894

Negative goodwill, net	(96,124,680)	(79,234,632)

(b) Basis and diluted earnings per share:

	For the year ended December 31,
	2001	2002	2003
	Ch$	Ch$	Ch$
Chilean GAAP (loss) earnings per share	5.13	(27.26)	0.61
U.S. GAAP (loss) earnings per share:
U.S. GAAP (loss) earnings per share before effect of discontinued operations and cumulative effect of change in accounting principle	(2.24)	(40.21)	1.44
Discontinued operations (net of tax)	0.03	0.02	0.003
U.S. GAAP (loss) earnings per share before effect of cumulative effect of change in accounting principle	(2.21)	(40.19)	1.44
Cumulative effect of change in accounting principle (net of tax)	2.56	—	(0.01)
Basic and diluted U.S. GAAP (loss) earnings per share	0.35	(40.19)	1.43
Total number of common outstanding shares at December 31,	8,291,020	8,291,020	32,651,166
Weighted average number of common shares outstanding (000’s)	8,291,020	8,291,020	20,471,093

(1)	The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or contingent equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is a follows:

	2001
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP (1)	(14,215,006)	(45,655,129)	(8,294,461)	(22,887,411)	(31,814,033)	(72,499)	(122,938,539)
Deferred income taxes as determined under Chilean GAAP	(6,123,588)	(2,421,935)	(13,305,356)	13,814,973	(174,193)	—	(8,210,099)

Total income tax provision under Chilean GAAP	(20,338,594)	(48,077,064)	(21,599,817)	(9,072,438)	(31,988,226)	(72,499)	(131,148,638)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(1,004,780)	(23,621,204)	(696,907)	(3,416,340)	(165,791)	—	(28,905,022)
Deferred tax effect of adjustments to U.S. GAAP	3,126,564	(3,063,845)	784,668	6,442,004	(24,599,205)	—	(17,309,814)
Deferred tax effect of cumulative effect of change in accounting principle	1,859,794	(41,945,155)	(216,491)	205,276	(6,945,105)	—	(47,041,681)

Total U.S. GAAP adjustments:	3,981,578	(68,630,204)	(128,730)	3,230,940	(31,710,101)		(93,256,517)

US GAAP reclassifications (2)				8,197,975			8,197,975

Total Income tax provision under U.S. GAAP	(16,357,016)	(116,707,268)	(21,728,547)	2,356,477	(63,698,327)	(72,499)	(216,207,180)

	2002
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(13,425,130)	62,744	(12,787,952)	(2,628,912)	(45,700,626)	—	(74,479,876)
Deferred income taxes as determined under Chilean GAAP	(3,246,886)	34,416,658	(30,625,633)	5,938,454	1,320,128	—	7,802,721

Total income tax provision under Chilean GAAP	(16,672,016)	34,479,402	(43,413,585)	3,309,542	(44,380,498)	—	(66,677,155)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(2,321,768)	30,730,636	(21,703,800)	(24,542,702)	(3,522,985)	—	(21,360,619)
Deferred tax effect of adjustments to U.S. GAAP	13,349,961	(13,924,852)	21,801,269	20,567,000	37,010,836	—	78,804,214

Total U.S. GAAP adjustments:	11,028,193	16,805,784	97,469	(3,975,702)	33,487,851	—	57,443,595

US GAAP reclassifications (2)	296,480			6,155,018	(22,599,396)		(16,147,898)

Total Income tax provision under U.S. GAAP	(5,347,343)	51,285,186	(43,316,116)	5,488,858	(33,492,043)	—	(25,381,458)

	2003
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(28,348,929)	—	(14,649,203)	(8,938,095)	(48,816,949)	—	(100,753,176)
Deferred income taxes as determined under Chilean GAAP	23,735,924	20,598,165	(15,627,624)	29,871,477	604,518	—	59,182,460

Total income tax provision under Chilean GAAP	(4,613,005)	20,598,165	(30,276,827)	20,933,382	(48,212,431)	—	(41,570,716)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	5,697,010	(1,890,566)	5,323,258	51,973	—	—	9,181,675
Deferred tax effect of adjustments to U.S. GAAP	(4,667,672)	57,850,670	(18,544,339)	(26,290,516)	(2,788,575)	—	5,559,568
U.S. GAAP reclassifications (2)	97,540	—	—	4,983,047	—	—	5,080,587

Total U.S. GAAP adjustments:	1,126,878	55,960,104	(13,221,081)	(21,255,496)	(2,788,575)	—	19,821,830

Total Income tax provision under U.S. GAAP	(3,486,127)	76,558,269	(43,497,908)	(322,114)	(51,001,006)	—	(21,748,886)

(1)	The income tax provisions under Chilean GAAP for the years ended December 31, 2001 are stated net of income tax recovery of ThCh$8,116,807.

(2)	US GAAP reclassifications are tax related expenses under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2002			2003
	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets
Property, plant and equipment	6,092,340	13,976,184	20,068,524	6,886,897	3,471,272	10,358,169
Regulated assets and related deferred cost (companies in Brazil)	—	33,346,329	33,346,329	—	7,725,723	7,725,723
Negative goodwill	—	22,369,938	22,369,938	—	9,515,638	9,515,638
Allowance for doubtful accounts	32,539,943	—	32,539,943	28,445,827	—	28,445,827
Actuarial deficit (companies in Brazil)	6,834,095	—	6,834,095	12,350,395	—	12,350,395
Deferred income	2,773,552	1,180,304	3,953,856	6,854,533	924,944	7,779,477
With-holdings	3,285,278	—	3,285,278	10,253,712	—	10,253,712
Provision real estate projects	2,682,607	—	2,682,607	3,252,026	—	3,252,026
Derivative contracts	590,842	9,088,367	9,679,209	305,207	4,281,408	4,586,615
Severance indemnities	5,301	419,419	424,720	—	—	—
Vacation accrual	1,223,410	—	1,223,410	769,811	—	769,811
Post retirement benefits	1,643,609	10,959,331	12,602,940	3,226,745	5,418,377	8,645,122
Tax loss carryforwards (1)	117,632,905	—	117,632,905	140,743,998	—	140,743,998
Contingencies	51,441,049	—	51,441,049	52,914,563	—	52,914,563
Finance costs	118,204	—	118,204	—	—	—
Salaries for construction-in progress	3,966,075	5,639,274	9,605,349	—	1,574,341	1,574,341
Exchange difference -subsidiaries	5,207,034	—	5,207,034	3,642,557	—	3,642,557
Valuation allowance	(3,483,390)	—	(3,483,390)	(2,619,849)	(1,026,722)	(3,646,571)
Others	—	—	—	—	135,981	135,981

Total deferred income tax assets	232,552,854	96,979,146	329,532,000	267,026,422	32,020,962	299,047,384

Deferred income tax liabilities
Property, plant and equipment	463,864,534	5,281,301	469,145,835	378,897,544	(131,867,382)	247,030,162
Severance indemnities	822,383	—	822,383	948,245	29,646	977,891
Regulated assets	3,866,280	—	3,866,280	15,451,651	—	15,451,651
Actuarial deficit (companies in Brazil)	2,324,725	—	2,324,725	—	—	—
Finance costs	13,893,414	—	13,893,414	10,638,763	—	10,638,763
Derivative contracts	—	70,442,401	70,442,401	965,095	311,282	1,276,377
Bond discount	1,890,351	—	1,890,351	1,855,600	—	1,855,600
Cost of studies	8,052,280	—	8,052,280	7,980,878	—	7,980,878
Imputed interest on construction	4,912,067	—	4,912,067	4,550,251	—	4,550,251
With-holdings	200,624	—	200,624	—	—	—
Materials used	1,097,152	—	1,097,152	3,716,538	—	3,716,538
Hid. El Chocón investment	2,926,769	—	2,926,769	2,725,964	—	2,725,964
Capitalized expenses	3,921,901	—	3,921,901	5,906,694	—	5,906,694
Capitalized interest	—	21,105,052	21,105,052	—	19,462,302	19,462,302
Post retirement benefits	1,043	530,557	531,600	—	1,325,219	1,325,219
Contingencies	13,905,137	—	13,905,137	3,007,781	—	3,007,781
Others	—	2,362,805	2,362,805	—	773,060	773,060
Differences between the financial and tax value of Río Maipo S.A.	1,489,974	—	1,489,974	—	—	—

Total deferred income tax liabilities	523,168,634	99,722,116	622,890,750	436,645,004	(109,965,873)	326,679,131

Net deferred assets (liabilities)	(290,615,780)	(2,742,970)	(293,358,750)	(169,618,582)	141,986,835	(27,631,747)

(1)	Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

A reconciliation of the Chilean Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2001
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	(35,559,239)	(33,377,079)	(8,345,121)	757,531	(19,963,764)	32,899,600	(63,588,072)
Effect of higher foreign tax rates	—	(64,286,128)	(16,626,493)	(1,657,047)	(30,400,164)	6,625,823	(106,344,009)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(10,939,483)	476,112	477,541	1,166,548	(15,126,317)	—	(23,945,598)
Non-taxable items	20,057,025	(13,024,156)	(4,736,306)	(95,619)	—	(39,525,423)	(37,324,479)
Non-deductible items (2)	24,413,911	(20,534,132)	7,649,848	319,665	726,865	—	12,576,157
Prior years income tax	(2,006,509)	—	(405,301)	2,185,396	—	—	(226,414)
Effect of Chilean tax rate increase	(8,294,744)	—	—	—	—	—	(8,294,744)
Other	(4,027,977)	14,038,115	257,284	(8,517,972)	1,065,053	(72,499)	2,742,004
US GAAP reclassifications (1)				8,197,975			8,197,975

Tax expense at effective tax rate	(16,357,016)	(116,707,268)	(21,728,547)	2,356,477	(63,698,327)	(72,499)	(216,207,180)

	2002
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	67,168,315	(167,432)	(13,114,914)	74,751,569	(6,834,175)		121,803,363
Effect of higher foreign tax rates (3)	(430,542)	(198,824)	(14,344,438)	58,337,620	6,969,289		50,333,105
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(6,897,315)	23,588,346	(571,201)	(1,951,871)	(13,678,525)		489,434
Non-taxable items	1,281,470	(7,906,847)	(8,395,157)	(44,416,218)	201		(59,436,551)
Non-deductible items (2)	(65,503,689)	35,639,598	(7,057,169)	(88,139,584)	4,098,513		(120,962,331)
Prior years income tax	(2,696,489)		(1,368,126)		514,748		(3,549,867)
Other	1,434,427	330,345	1,534,889	752,324	(1,962,698)		2,089,287
US GAAP reclassifications (1)	296,480			6,155,018	(22,599,396)		(16,147,898)

Tax (benefit) expense at effective tax rate	(5,347,343)	51,285,186	(43,316,116)	5,488,858	(33,492,043)	—	(25,381,458)

	2003
	Chile	Argentina	Perú	Brazil	Colombia	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory Chilean tax	(54,608,415)	28,242,985	(12,716,631)	8,189,725	(12,546,195)		(43,438,531)
Effect of higher foreign tax rates (3)	(1,229,007)	32,016,055	(13,090,131)	14,397,858	(16,728,261)		15,366,514
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	7,796,437	(16,232,476)	(1,397,456)	(1,932,546)	146,194		(11,619,847)
Non-taxable items	21,941,298	35,741,549	5,162,000	(1,160,034)	16,962,743		78,647,556
Non-deductible items (2)	25,352,956	(2,310,618)	(19,606,532)	(23,875,022)	(36,081,848)		(56,521,064)
Prior years income tax	(1,381,708)	—	(355,686)	—	—		(1,737,394)
Other	(1,455,228)	(899,226)	(1,493,472)	(925,142)	(2,753,639)		(7,526,707)
US GAAP reclassifications (1)	97,540			4,983,047			5,080,587

Tax (benefit) expense at effective tax rate	(3,486,127)	76,558,269	(43,497,908)	(322,114)	(51,001,006)	—	(21,748,886)

(1)	US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes.

(2)	This represents mainly deductible temporary differences related to investments in subsidiaries that are permanent in nature for which deferred tax asset are not recognized.

(3)	This amount represents the foreign tax rate applied certain branches opened in 2002 that are taxed outside Chile eventhough.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d) Segment disclosures

The Company is primarily engaged in the distribution and generation of electricity in Chile, Argentina, Brazil, Colombia and Perú. Enersis provides these and other services through four business segments:

•	Generation

•	Distribution

•	Engineering Services and Real Estate

•	Corporate and other

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

•	Distribution – Operating Revenues

Revenue is recognized when energy and power is provided at rates specified under contract terms or prevailing market rates.

•	Distribution – Non Operating Revenues

Revenue is recognized as services are provided, such as public light posts, telephone poles, and other services related to distribution services.

•	Engineering Services and Real Estate

Revenue is recognized as services are provided, or when projects are sold.

•	Corporate and Other

Revenue is recognized as services are provided, or when supplies or equipment are sold.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

			Engineering
			services and	Corporate
2001	Generation	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffilated customers	844,506,320	2,147,389,446	35,397,122	62,681,681	—	3,089,974,569
Intersegment sales	211,225,793	44,142,772	28,620,014	30,868,358	(314,856,938)	—

Total revenues	1,055,732,113	2,191,532,218	64,017,136	93,550,039	(314,856,938)	3,089,974,569

Operating income	351,454,915	390,365,680	10,234,607	(4,590,746)	14,624,750	762,089,205

Participation in net income of affiliate companies	(10,458,607)			(347,178)		(10,805,785)

Depreciation and amortization	150,676,964	262,879,718	1,253,711	57,056,905	(269,097)	471,598,201

Identifiable assets including investment in related companies	6,425,187,081	6,373,163,204	136,740,449	4,995,187,129	(5,042,880,558)	12,887,397,305

Capital expenditures	(53,502,146)	(290,870,798)	(419,649)	(176,680)		344,969,273

			Engineering
			services and	Corporate
2002	Generation	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	731,955,841	1,729,173,357	34,499,156	15,103,598		2,510,731,952
Intersegment sales	215,524,302	50,558,319	71,877,991	43,288,180	(381,248,793)

Total revenues	947,480,143	1,779,731,676	106,377,147	58,391,778	(381,248,793)	2,510,731,952

Operating income	339,988,226	185,330,075	13,513,095	(112,154)	(748,437)	537,970,805

Participation in net income of affiliate companies	8,627,162			(280,742)		8,346,420

Depreciation and amortization	223,572,979	517,672,939	1,425,329	111,930,386	12,944,753	867,546,386

Identifiable assets including investment in related companies	6,589,443,410	6,118,309,478	142,194,426	4,337,837,501	(4,449,925,195)	12,737,859,620

Capital expenditures	136,206,696	183,677,826	762,643	447,432		321,094,597

			Engineering
			services and	Corporate
2003	Generation	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	643,554,766	1,591,449,768	38,357,529	10,585,159	—	2,283,947,222
Intersegment sales	276,726,632	12,397,751	64,694,441	39,029,949	(324,462,615)	68,386,158

Total revenues	920,281,398	1,603,847,519	103,051,970	49,615,108	(324,462,615)	2,352,333,380

Operating income	338,510,897	184,150,775	12,880,852	(5,078,576)	633,736	531,097,684

Participation in net income of affiliate companies	17,369,712	—	—	147,084	—	17,516,796

Depreciation and amortization	167,081,095	208,174,509	1,466,036	32,329,497	—	409,051,137

Identifiable assets including investment in related companies	5,465,335,840	5,206,741,058	147,442,898	3,897,847,886	(3,984,620,715)	10,732,746,967

Capital expenditures	131,139,818	126,927,756	527,549	190,525	—	258,785,648

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

A summary of activities by geographic area as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2001
Total revenues	813,163,450	835,626,392	268,144,033	698,574,698	474,465,995	3,089,974,569

Long lived assets (net) (1)	2,389,497,306	1,578,515,030	1,185,701,940	1,963,493,584	2,604,092,296	9,721,300,156

2002
Total revenues	807,456,701	300,610,346	295,351,398	630,532,907	476,780,600	2,510,731,952

Long lived assets (net) (1)	2,398,481,937	1,567,339,505	1,248,150,159	2,060,027,668	2,704,253,496	9,978,252,765

2003
Total revenues	854,422,820	292,342,045	249,728,449	550,603,624	405,236,442	2,352,333,380

Long lived assets (net) (1)	2,136,131,207	1,219,885,731	999,287,802	1,596,985,069	2,144,070,701	8,096,360,510

(1)	Long-lived assets include property, plant and equipment.

(e) Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single customer. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customers accounted for more than 10% of revenues for the years ending December 31, 2001, 2002 and 2003.

(f) Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$
2004	521,267,537
2005	177,433,204
2006	671,698,377
2007	347,306,127
2008	470,030,250
Thereafter	1,617,016,564

Total	3,804,752,059

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g) Disclosure regarding interest capitalization:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest expense incurred	461,793,511	450,524,679	420,432,628
Interest capitalized under Chilean GAAP	24,492,823	19,662,407	10,479,354
Interest capitalized under U.S. GAAP	29,429,617	23,893,073	15,663,609

(h) Cash flow information:

(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,
	2001
	Restated	2002	2003
	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	566,126,200	634,060,155	574,476,970
Development stage companies	1,316,935

Cash provided by (used in) operating activities under U.S. GAAP	567,443,135	634,060,155	574,476,970

Cash provided by (used in) financing activities under Chilean GAAP	(137,545,216)	(287,890,263)	(435,757,575)
Development stage companies	(995,575)

Cash provided by (used in) financing activities under U.S. GAAP	(138,540,791)	(287,890,263)	(435,757,575)

Cash provided by (used in) investing activities under Chilean GAAP	(329,735,425)	(340,247,545)	88,375,398
Development stage companies	(314,002)
Time deposits (1)		(10,278,615)

Cash provided by (used in) investing activities under U.S. GAAP	(330,049,427)	(350,526,160)	88,375,398

(1)	Time deposits with maturities longer than 90 days.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ii)	Cash and cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

	Year ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Cash	38,025,284	48,666,727	26,370,232
Time deposits	179,894,366	147,083,163	256,129,167
Marketable securities	200,230	1,558,723	11,150,635
Other current assets	1,885,996	26,094,984	37,350,791

Total cash and cash equivalents under Chilean GAAP	220,005,877	223,403,597	331,000,825
Time deposits with maturities longer than 90 days	—	10,278,615	—

Total cash and cash equivalents under US GAAP	220,005,877	233,682,212	331,000,825

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,
	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Interest paid during the year	409,290,777	460,105,547	392,987,628
Income taxes paid during the year	133,520,396	137,777,819	396,388,375
Assets acquired under capital leasing	240,976	—	—

(i)	Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2002 and 2003 for which it is practicable to estimate that value:

•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits approximates carrying value due to the relatively short-term nature.

•	Marketable securities

The fair value of marketable securities is based on quoted market prices of the mutual money market funds held and approximates carrying value.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2001		2002		2003
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash	38,025,284	38,025,284	48,666,727	48,666,727	26,370,232	26,370,232
Time deposits	179,894,366	179,894,366	147,083,163	147,083,163	256,254,606	256,254,606
Marketable securities	205,103	205,103	1,558,723	1,558,723	11,155,741	11,155,741
Accounts receivable	555,751,482	555,751,482	463,428,121	463,428,121	467,170,365	467,170,365
Notes receivable, net	12,138,388	12,138,388	5,182,662	5,182,662	8,362,627	8,362,627
Other accounts receivable, net	66,544,701	66,544,701	63,403,857	63,403,857	94,194,266	94,194,266
Amounts due from related companies	190,574,244	190,574,244	198,259,972	198,259,972	146,163,958	146,163,958
Long-term accounts receivable	102,922,598	102,922,598	127,109,018	127,109,018	127,935,044	127,935,044
Accounts payable and other	(268,624,170)	(268,624,170)	(238,996,489)	(238,996,489)	(218,602,775)	(218,602,775)
Notes payable	(282,189,682)	(282,189,682)	(227,976,962)	(227,976,962)	(166,413,047)	(166,413,047)
Long-term debt	(6,294,849,228)	(6,253,197,087)	(6,441,166,465)	(6,406,158,889)	(3,804,752,059)	(3,934,702,914)
Derivatives instruments	(80,782,182)	131,689,145	129,973,402	129,973,402	(735,991)	(735,991)

(j)	Derivative instruments

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The following is a summary of the Company’s adjustment to fair values for all identified derivative contracts as of December 31, 2002 and 2003.

	2002
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$
Embedded derivatives	(11,088,082)	208,326,850	197,238,768
Financial derivatives	(28,717,230)	(17,122,217)	(45,839,447)

	(39,805,312)	191,204,633	151,399,321
Investment in related companies	—	7,725,718	7,725,718

Derivative instruments U.S. GAAP Shareholders equity adjustment	(39,805,312)	198,930,351	159,125,039

	2003
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$
Embedded derivatives	(1,481,950)	(7,095,906)	(8,577,856)
Financial derivatives	(13,418,260)	(2,922,182)	(16,340,442)

	(14,900,210)	(10,018,088)	(24,918,298)
Investment in related companies		36,864,544	36,864,544

Derivative instruments U.S. GAAP Shareholders equity adjustment	(14,900,210)	26,846,456	11,946,246

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Certain Company’s generation and distribution commodity contracts could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and would be required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

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

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded. However, only certain participants have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis. Currently, Chilean distributors do not have access to the Chilean spot market, however this could change in the future if energy regulations are changed. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic. Management multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted for as derivatives that under SFAS No.133.

Because both the purchases and sales interconnection contracts are for periods up to 20 years in complex markets, where no similar term forward market information is available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques. The Company has recorded the best estimate of fair value, however with different assumptions such as interest rates, inflation rates, exchange rates, electricity rates, and increases in cost trends, materially different fair values could result. As a result such estimates are highly volatile and dependent upon the assumptions used. The assumption to measure the fair value of these interconnection related contracts using the Argentine market prices may have a significant effect on the Company’s net income and shareholders’ equity.

Such values are included in the reconciliation to U.S. GAAP in Note 37 paragraph (gg).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financial instrument and it requires payments denominated in either: (1) the functional currency of any substantial party to the contract, (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.

Financial Derivatives

Changes in interest rates expose the Company to risk as a result of its portfolio of fixed-rate and variable rate debt. The Company manages interest rate risk exposure on a global basis by limiting its variable rate and fixed-rate exposures to certain variable/fixed mixes set by policy. The Company manages interest rate risk through the use of interest rate swaps and collars and cross-currency swaps. The Company does not enter into financial instruments for trading or speculative purposes.

Net Investment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders equity, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note 11 (c) and Note 22 (f) for further detail). The Company also uses short duration forward foreign currency contracts and swaps, and cross-currency swaps, where possible, to manage its risk related to foreign currency fluctuations. These contracts are considered “cover” contracts under Chilean GAAP. In accordance with Chilean GAAP the gain and losses on these contracts are deferred until realized as assets or liabilities.

For U.S. GAAP purposes, as the Company has not met the requirements for designating these derivatives contracts as “hedges”, the contracts are recorded at fair value in the balance sheet with any unrealized gain and/or losses being directly recorded in the income statement.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(k)	Reclassification to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense would be included in operating income. Recoverable taxes included in other non-operating revenues would be recorded as part of income taxes under U.S. GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP. The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

	2001
	Chilean	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	762,089,205	(84,856,195)	677,233,010
Non-operating expense, net	(510,137,695)	111,036,254	(399,101,441)
Income taxes	(131,148,638)	8,197,975	(122,950,663)
Minority interest	(126,404,145)	—	(126,404,145)
Equity participation in income of related companies, net	—	(10,805,785)	(10,805,785)
Amortization of negative goodwill	48,176,847	(47,926,219)	250,628

Net income	42,575,574	—	42,575,575

	2002
	Chilean	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	537,970,805	(447,432,384)	90,538,421
Non-operating expense, net	(804,495,458)	546,004,716	(258,490,742)
Income taxes	(66,677,155)	(16,147,897)	(82,825,052)
Minority interest	16,445,384	—	16,445,384
Equity participation in income of related companies, net	—	8,346,421	8,346,421
Amortization of negative goodwill	113,370,252	(113,370,252)	—

Net loss before extraordinary items	(203,386,172)	(22,599,396)	(225,985,568)
Extraordinary items	(22,599,396)	22,599,396	—

Net loss	(225,985,568)	—	(225,985,568)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	2003
	Chilean	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Operating income	531,097,684	23,609,549	554,707,233
Non-operating expense, net	(449,910,509)	4,969,266	(444,941,243)
Income taxes	(41,570,717)	5,080,587	(36,490,130)
Minority interest	(78,324,793)	—	(78,324,793)
Equity participation in income of related companies, net	—	17,516,796	17,516,796
Amortization of negative goodwill	51,176,198	(51,176,198)	—

Net income	12,467,863	—	12,467,863

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

	2002
	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,226,686,042	(85,538,392)	1,141,147,650
Property, plant an equipment, net	9,978,252,764	24,042,272	10,002,295,036
Other assets	1,532,920,813	(24,846,332)	1,508,074,481

Total assets	12,737,859,619	(86,342,452)	12,651,517,167

Current liabilities	2,172,886,981	80,029,729	2,252,916,710
Long-term liabilities	5,458,227,793	(166,372,182)	5,291,855,611
Minority interest	4,091,108,748	—	4,091,108,748
Shareholders’ equity	1,015,636,098	—	1,015,636,098

Total liabilities and shareholders’ equity	12,737,859,620	(86,342,453)	12,651,517,167

	2003
	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$
Current assets	1,146,003,542	(50,015,206)	1,095,988,336
Property, plant an equipment, net	8,096,360,510	16,157,076	8,112,517,586
Other assets	1,490,382,915	(18,323,797)	1,472,059,118

Total assets	10,732,746,967	(52,181,927)	10,680,565,040

Current liabilities	1,127,151,028	(11,470,682)	1,115,680,346
Long-term liabilities	3,707,922,226	(40,711,245)	3,667,210,981
Minority interest	3,349,281,823	—	3,349,281,823
Shareholder’s equity	2,548,391,890	—	2,548,391,890

Total liabilities and shareholders’ equity	10,732,746,967	(52,181,927)	10,680,565,040

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(1) Employee Benefit Plans

Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the years ended December 31, 2001, 2002 and 2003, and an estimated average service period based on the years of services for the Company.

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

iv) Worker’s compensation benefits

Employees that were entitled to Workers’ compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The Company has recognized liabilities related to complementary pension plan benefits and other postretirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current year’s income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (gg), above. The following data represents Chile GAAP amounts presented under FAS N°132 Revised 2003 Employers’ Disclosures about Pensions and other postretirement Benefits, for Company’s post-retirement benefit plans.

The following is a schedule of estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2003
ThCh$
2004	19,323,700
2005	19,169,900
2006	19,057,500
2007	20,742,900
2008 y más	227,275,400

Total assets of discontinued operations	305,569,400

	At December 31, 2001
	Pension Benefits			Other Benefits
Components of net periodic Benefits expenses	Non Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Service cost	(545,019)	(159,677)	(704,696)	(11,240,471)
Interest cost	(9,727,157)	(14,103,948)	(23,831,105)	(996,389)
Expected return on assets	—	15,984,583	15,984,583	—
Amortization gain (loss)	3,124,848	(7,002,042)	(3,877,194)	—
Amortization of prior service cost	(1,108,677)	(1,394,346)	(2,503,023)	(212,744)

Net periodic expenses	(8,256,005)	(6,675,430)	(14,931,435)	(12,449,604)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	At December 31, 2002
	Pension Benefits			Other Benefits
	Unfunded	Funded	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations
Accumulated benefit obligation	(30,025,642)	(150,206,029)	(180,231,671)	(33,521,901)
Plan assets at fair value	—	94,128,798	94,128,798	—

Unfunded accumulated benefit	(30,025,642)	(56,077,231)	(86,102,873)	(33,521,901)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(60,885,105)	(99,016,529)	(159,901,634)	(18,978,461)

Price-level restatement	1,298,767	2,883,977	4,182,744	473,409
Foreign exchange effect	6,823,162	(9,362,510)	(2,539,348)	—
Net periodic expense	(7,076,864)	(6,709,096)	(13,785,960)	(19,172,729)
Benefits paid	2,530,551	12,263,081	14,793,632	(171,947)
Company contributions	—	32,880,421	32,880,421	4,069,724

Benefit (obligations) at December 31	(57,309,489)	(67,060,656)	(124,370,145)	(33,780,004)

Funded Status of the Plans
Protected Benefits Obligation	(59,352,440)	(151,599,190)	(210,951,630)	(33,626,130)
Fair value of the plans assets	—	94,128,797	94,128,797	—

Funded Status	(59,352,440)	(57,470,393)	(116,822,833)	(33,626,130)
Unrecognized loss	849,966	(18,160,143)	(17,310,177)	(13,187,275)
Unrecognized net prior service cost	1,192,985	8,569,880	9,762,865	13,033,401

Net liability recorded under U.S. GAAP	(57,309,489)	(67,060,656)	(124,370,145)	(33,780,004)

Change in the plan assets
Fair value of plans assets, beginning	—	87,310,089	87,310,089
Foreign exchange effect	—	(19,531,524)	(19,531,524)
Actual return on the plan assets	—	28,344,308	28,344,308
Employer contributions	—	13,802,233	13,802,233
Plan participant contributions	—	4,151,502	4,151,502
Benefits paid	—	(19,947,810)	(19,947,810)

Fair value of plans assets, ending	—	94,128,798	94,128,798

Components of net periodic
Benefits expenses
Service cost	(53,845)	(968,655)	(914,810)	(4,451,331)
Interest cost	(3,322,547)	(10,311,252)	(13,741,489)	(2,612,864)
Expected return on assets	—	6,607,326	6,607,326	—
Amortization gain (loss)	(3,079,729)	(1,001,112)	(4,080,841)	(10,222,116)
Amortization of transition asset	(620,743)	(1,035,403)	(1,656,146)	(1,886,418)

Net periodic expenses	(7,076,864)	(6,709,096)	(13,785,960)	(19,172,729)

	Pension Benefits			Other Benefits
Assumptions as of December 31	Chile	Colombia	Brazil	Chile	Brazil	Colombia
Weighted — discount rate (1)	9.5%	13.5%	11.3%	9.5%	11.3%	13.5%
Weighted — salary increase	3.0%	8.3%	5.5%
Weighted — return on plan assets (1)			11.3%
Weighted — long term inflation (2)	3.0%	8.3%	4.5%	3.0%	4.5%	8.3%

(1) Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	At December 31, 2003
	Pension Benefits			Other Benefits
	Unfunded	Funded	Total	Total
Assets and obligations
Accumulated benefit obligation	(36,887,534)	(172,849,877)	(209,737,411)	(29,592,497)
Plan assets at fair value	—	119,095,191	119,095,191	—

Unfunded accumulated benefit	(36,887,534)	(53,754,686)	(90,642,220)	(29,592,497)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(58,159,448)	(67,060,656)	(125,220,104)	(34,854,960)
	—	—	—	—
Price-level restatement	410,068	663,967	1,074,035	262,893
Foreign exchange effect	8,351,963	11,531,944	19,883,907	4,035,814
Net periodic expense	(11,645,290)	(17,064,442)	(28,709,732)	1,417,669
Benefits paid	2,344,522	10,398,385	12,742,907	49,158
Company contributions	—	286,269	286,269	(1,745,146)

Benefit (obligations) at December 31	(58,698,185)	(61,244,532)	(119,942,717)	(30,834,572)

Funded Status of the Plans
Protected Benefits Obligation	(57,553,854)	(174,368,245)	(231,922,099)	(30,132,395)
Fair value of the plans assets	—	119,095,191	119,095,191	—

Funded Status	(57,553,854)	(55,273,055)	(112,826,909)	(30,132,395)
Unrecognized loss (gain)	(1,748,907)	(15,935,576)	(17,684,483)	(12,214,579)
Unrecognized net prior service cost	604,576	9,964,098	10,568,674	11,512,402

Net liability recorded under U.S. GAAP	(58,698,185)	(61,244,532)	(119,942,717)	(30,834,572)

Change in the plan assets
Fair value of plans assets, beginning	—	94,128,798	94,128,798
Foreign exchange effect	—	(11,049,701)	(11,049,701)
Actual return on the plan assets	—	35,619,325	35,619,325
Employer contributions	—	9,032,029	9,032,029
Plan participant contributions	—	3,827,173	3,827,173
Benefits paid	—	(12,462,433)	(12,462,433)

Fair value of plans assets, ending	—	119,095,191	119,095,191

Components of net periodic Benefits expenses
Service cost	(26,988)	(1,325,391)	(1,298,403)	740,956
Interest cost	(7,446,986)	(16,247,928)	(23,748,890)	229,975
Expected return on assets	—	25,046,215	25,046,215	—
Amortization gain (loss)	(3,556,718)	(22,555,598)	(26,112,316)	(351,347)
Amortization of transition asset	(614,598)	(1,981,739)	(2,596,337)	798,085

Net periodic expenses	(11,645,290)	(17,064,442)	(28,709,732)	1,417,669

	Pension Benefits			Other Benefits
Assumptions as of December 31	Chile	Colombia	Brazil	Chile	Brazil	Colombia
Weighted — discount rate (1)	9.5%	12.8%	11.3%	9.5%	11.3%	12.8%
Weighted — salary increase	3.0%	7.5%	5.5%
Weighted — return on plan assets (1)			11.3%
Weighted — long term inflation (2)	3.0%	7.5%	4.5%	3.0%	4.5%	7.5%

(1)	Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(m) Comprehensive income (loss)

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

The following represents accumulated other comprehensive income balances as of December 31, 2001, 2002 and 2003 (in thousands of constant Chilean pesos as of December 31, 2003).

	2001
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	9,889,646	844,720	10,734,366
Credit (charge) for the period	19,653,919	(3,007,132)	16,646,787

Ending balance	29,543,565	(2,162,412)	27,381,153

	2002
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	29,543,565	(2,162,412)	27,381,153
Credit (charge) for the period	20,802,883	(12,276,027)	8,526,856

Ending balance	50,346,448	(14,438,439)	35,908,009

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	2003
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	50,346,448	(14,438,439)	35,908,009
Credit (charge) for the period	(73,020,068)	51,171,555	(21,848,513)

Ending balance	(22,673,620)	36,733,116	14,059,496

The Company does not recognize deferred tax assets associated to cumulative translation adjustment due to the permanent nature of the investment in associates. Consequently the amounts in the table have not been tax effected.

(n) Discontinued operations

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The net sales from discontinued operations for the years 2001 and 2002 were ThCh$20,150,123 and ThCh$20,202,007, respectively. The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the Chilean GAAP Endesa Chile consolidated Balance Sheet are as follows:

As of December 31,
2002
ThCh$
Assets:
Cash	191,966
Account receivable, net	14,917,106
Other current assets	35,708,670
Property, plant and equipment, net	170,181,293
Intangibles	34,764
Other assets	18,236,278

Total assets of discontinued operations	239,270,078

Liabilities:
Current liabilities	74,919,888
Long term liabilities	98,127,832
Income taxes payable (including deferred)	843,429
Minority interest	736,427

Total liabilities and minority interest of discontinued operations	174,627,576

The major classes of consolidated revenues and expenses included in the US GAAP Enersis consolidated Income Statement are as follows:

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
Sales	20,351,624	20,404,027
Costs of sales	(10,562,356)	(10,061,349)

Gross profit	9,789,268	10,342,678	—
Administrative and selling expenses	(1,304,346)	(1,322,735)

Operating income	8,484,922	9,019,943	—

Non operating (loss) income	(7,073,841)	(7,576,012)

Income before taxes and minority interest	1,411,081	1,443,931	—

Income tax	(611,188)	(982,180)
Minority interest	(512,639)	(294,981)

Net income for the year	287,254	166,770

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(o) Goodwill and intangible assets

As discussed in Note 37 paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption 2002 of SFAS No. 142 due to change in circumstances, the Company recognized a non-cash charge of ThCh$600,380,013 to reduce the carrying value of goodwill.

In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments was estimated using discounted cash flow methodology. The ThCh$600,380,013 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2002 and 2003, by country of operation and segment is as follows:

2002:

	January 1,		Translation		December 31,
By Country	2002	Acquisitions	adjustment	Impairment	2002
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,008,326,553	3,367,279	—	(1,730,261)	1,009,963,571
Argentina	84,027,989	—	6,690,514	(90,718,503)	—
Brazil	487,804,583	—	26,130,466	(513,935,049)	—
Colombia	78,463,830	—	3,758,050	—	82,221,880
Perú	20,193,668	—	1,322,608	—	21,516,276

Total	1,678,816,623	3,367,279	37,901,638	(606,383,813)	1,113,701,727

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

	Goodwill
	January 1,		Translation		December 31,
	2002	Acquisitions	adjustment	Impairment	2002
By Segment	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	1,051,082,728	3,304,022	11,775,309	(140,832,760)	925,329,299
Distribution	626,004,310	—	26,126,329	(463,821,468)	188,309,171
Other	1,729,585	63,257	—	(1,729,585)	63,257

Total	1,678,816,623	3,367,279	37,901,638	(606,383,813)	1,113,701,727

2003:

	January 1,	Acquisitions	Translation		December 31,
	2003	(sales)	adjustment	Impairment	2003
By Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,009,965,464	(10,942,944)	—	—	999,022,520
Colombia	73,227,440	—	(15,971,976)	—	57,255,464
Perú	21,516,276	—	(3,912,545)	—	17,603,731

Total	1,104,709,180	(10,942,944)	(19,884,521)	—	1,073,881,715

	January 1,	Acquisitions	Translation		December 31,
	2003	(sales)	adjustment	Impairment	2003
By Segment	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	925,329,298	74,637	(9,224,750)	—	916,179,185
Distribution	179,316,625	(11,017,581)	(10,659,771)	—	157,639,273
Other	63,257	—	—	—	63,257

Total	1,104,709,180	(10,942,944)	(19,884,521)	—	1,073,881,715

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(p) Asset retirement obligations

As discussed in Note 37 paragraph (ff), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2003:

2003
ThCh$
Liability recognized at adoption on January 1, 2003	588,126
Liabilities incurred
Liabilities settled
Revisions in estimated cash flows
Current translation adjustment	(106,959)
Accretion expense	43,389

Asset retirement obligation as of December 31, 2003	524,556

The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows (on a U.S. GAAP basis):

	2001	2002	2003
	ThCh$	ThCh$	ThCh$
	(Unaudited)	(Unaudited)	(Unaudited)
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:
Net income (loss)	2,827,469	(333,261,011)	29,268,881
Net income (loss) per common share – basic and diluted	2.93	(40.19)	1.43

The pro forma asset retirement obligation liability balances as if SFAS No. 143 had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows (on a U.S. GAAP basis):

	December 31,
	2002	2003
	ThCh$	ThCh$
	(Unaudited)
Pro forma amounts of liability for asset retirement obligation at beginning of year	443,620	588,126
Pro forma amounts of liability for asset retirement obligation at end of year	588,126	524,556

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(q) Recent accounting pronouncements

The following new accounting standards have been adopted by the Company during the year-ended December 31, 2003 and the impact of such adoption, if applicable, has been presented in the accompanying consolidated financial statements.

i.	In October 2002, the EITF reached a final consensus on EITF Issue No. 02-03. Primarily, the final consensus provided for (1) the rescission of the consensus reached on EITF Issue No. 98-10, (2) the reporting of gains and losses on all derivative instruments considered to be held for trading purposes to be shown on a net basis in the income statement, and (3) gains and losses on non-derivative energy trading contracts to be similarly presented on a gross or net basis, in connection with the guidance in EITF Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

The Company adopted the on EITF Issue No. 02-03 as of January 1, 2003. The adoption of this consensus did not have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

ii.	SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” In April 2003, the FASB issued SFAS No. 149, which amends and clarifies financial accounting and reporting for derivative instruments and for hedging activities, including the qualifications for the normal purchases and normal sales exception, under SFAS No. 133. The amendment reflects decisions made by the FASB and the DIG process in connection with issues raised about the application of SFAS No. 133. Generally, the provisions of SFAS No. 149 are to be applied prospectively for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. SFAS No. 149 provisions that resulted from the DIG process that became effective in quarters beginning before June 15, 2003 continue to be applied based upon their original effective dates. The Company adopted the provisions of SFAS No. 149 on July 1, 2003. Certain modifications and changes to the applicability of the normal purchase and normal sales scope exception for contracts to deliver electricity led the Company to re-evaluate its policy for accounting for forward sales contracts. As a result, the Company elected to designate substantially all forward contracts to sell power entered into after July 1, 2003 as cash flow hedges on a prospective basis. Contracts that were being accounted for under the normal purchases and normal sales exception under SFAS No. 133 as of June 30, 2003 will continue to be accounted for under such exception, including following any modifications to these contracts, as long as the requirements for applying the normal purchases and normal sales exception are met.

iii.	On June 25, 2003, the FASB cleared the guidance contained in DIG Issue C20, “Scope Exceptions: Interpretation of the Meaning of ‘Not Clearly and Closely Related’ in Paragraph 10(b) regarding Contracts with a Price Adjustment Feature.” DIG Issue C20, which applies only to the guidance in paragraph 10(b) of FASB No. 133 and not in reference to embedded derivatives, describes circumstances in which the underlying in a price adjustment clause incorporated into a contract that otherwise satisfies the requirements for the normal purchases and normal sales exception would be considered to be “not clearly and closely related to the

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

asset being sold or purchased.” The guidance in DIG Issue C20 was effective for the Company on July 1, 2003. The Company’s review of existing contracts designated as normal purchases and normal sales under FASB No. 133 yielded no instances where an embedded price adjustment clause was not clearly and closely related to the contract’s underlying. As a result, this issue did not have a material impact on the Company’s consolidated results of operations, cash flows or financial position.

iv.	EITF Issue No. 01-08, “Determining Whether an Arrangement Contains a Lease.” In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to broaden the scope of arrangements accounted for as leases. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, “Accounting for Leases.” The Company has historically provided capacity agreements both as the lessee and as a lessor. Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus may impact the timing of revenue and expense recognition, and amounts previously reported as revenues may be required to be reported as rental or lease income. Should capital lease treatment be necessary, purchasers in these arrangements are required to recognize assets on their balance sheets. The consensus will be applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for under historical accounting. The adoption of EITF Issue No. 01-08 would not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

v.	EITF Issue No. 03-11, “Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes.” In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, “Accounting for Nonmonetary Transactions,” should be considered. EITF Issue No. 03-11 was effective for transactions or arrangements entered into after December 31, 2003. The adoption of EITF Issue No. 03-11 would not have a material effect on the Company’s consolidated results of operations, cash flows or financial position.

vi.	Revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” In December 2003, the FASB revised the provisions of SFAS No. 132 to include additional disclosures related to defined benefit pension plans and other defined benefit postretirement plans, such as the following: (1) long-term rate of return on plan assets along with narrative discussion of basis for selecting the rate of return used; (2) information about plan assets for each major asset category (i.e., equity securities, debt securities, real estate, etc) along with the targeted allocation percentage of plan assets by each major asset category and the actual allocation percentage at the measurement date; (3) amount of benefit payments expected

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

to be paid in each of the next five years and the following five year period, in the aggregate; (4) current best estimate of range of contributions expected to be made in following year; (5) the accumulated benefit obligation for defined benefit pension plans; and (6) disclosure of measurement date utilized. The provisions of revised SFAS No. 132 do not change the measurement or recognition provisions of defined benefit pension and postretirement plans as required by previous accounting standards. Except as discussed below, the provisions of revised SFAS No. 132 are effective for fiscal years ending after December 15, 2003 (December 31, 2003 for calendar-year entities). The disclosure provisions of estimated future benefit payments and information about foreign plans are effective for fiscal years ending after June 15, 2004 (December 31, 2004 for the Company). See Note 37 II (l) for additional disclosures required as of December 31, 2003.

vii.	FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” In January 2003, the FASB issued FIN 46 which requires the primary beneficiary of a variable interest entity’s activities to consolidate the variable interest entity. FIN 46 defines a variable interest entity as an entity in which the equity investors do not have substantive voting rights and there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is the party that absorbs a majority of the expected losses and/or receives a majority of the expected residual returns of the variable interest entity’s activities. In December 2003, the FASB issued FIN 46R, which supercedes and amends certain provisions of FIN 46. While FIN 46R retains many of the concepts and provisions of FIN 46, it also provides additional guidance related to the application of FIN 46, provides for certain additional scope exceptions, and incorporates several FASB Staff Positions issued related to the application of FIN 46.

The provisions of FIN 46 are immediately applicable to variable interest entities created, or interests in variable interest entities obtained, after January 31, 2003 and the provisions of FIN 46R are required to be applied to such entities, except for special purpose entities, by the end of the first reporting period ending after March 15, 2004 (December 31, 2004 for The Company). For variable interest entities created, or interests in variable interest entities obtained, on or before January 31, 2003, FIN 46 or FIN 46R is required to be applied to special-purpose entities by the end of the first reporting period ending after December 15, 2003 (December 31, 2003 for calendar-year entities) and is required to be applied to all other non-special purpose entities by the end of the first reporting period ending after March 15, 2004 (December 31, 2004 for calendar-year entities). FIN 46 and FIN 46R may be applied prospectively with a cumulative-effect adjustment as of the date it is first applied, or by restating previously issued financial statements with a cumulative-effect adjustment as of the beginning of the first year restated. FIN 46 and FIN 46R also require certain disclosures of an entity’s relationship with variable interest entities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company has not identified any material variable interest entities created, or interests in variable entities obtained, after January 31, 2003 which requires consolidation or disclosure under FIN 46 and continues to assess the existence of any interests in variable interest entities created on or prior to January 31, 2003. The Company continues to assess the potential impacts of FIN 46R but does not anticipate that it will have a material impact on its consolidated results of operations, cash flows or financial position.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 38. Condensed financial information

CONDENSED FINANCIAL INFORMATION

Comercializadora de Energía del Mercosur S.A. - CEMSA
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 )

	As of December 31,
	2003	2002	2001
Condensed balance sheet:	ThCh$	ThCh$	ThCh$
Current assets	24,856,076	21,108,703	14,700,312
Fixed assets	177,649	147,059	56,949
Noncurrent assets	—	64,910	230,090

Total assets	25,033,725	21,320,672	14,987,351

Current liabilities	17,324,966	13,630,496	4,558,416
Noncurrent liabilities	—	—	—
Equity	7,708,759	7,690,175	10,428,936

Total liabilities and equity	25,033,725	21,320,672	14,987,351

	For the year ended December 31,
	2003	2002	2001
Condensed income statement:	ThCh$	ThCh$	ThCh$
Net sales	3,514,138	2,809,318	301,000
Gross margin	—	—	—
Net income	1,355,690	(3,421,870)	34,043

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

CONDENSED FINANCIAL INFORMATION

Companhia de Interconexão Energética
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 )

	As of December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Condensed balance sheet:
Current assets	106,812,150	68,993,451	30,383,486
Fixed assets	356,019,916	334,999,174	248,096,969
Noncurrent assets	53,893,288	63,913,605	73,277,854

Total assets	516,725,354	467,906,230	351,758,310

Current liabilities	296,330,546	104,821,650	47,644,088
Noncurrent liabilities	98,517,952	243,574,994	245,573,598
Equity	121,876,856	119,509,586	58,540,624

Total liabilities and equity	516,725,354	467,906,230	351,758,310

	For the year ended December 31,
	2003	2002	2001
	ThCh$	ThCh$	ThCh$
Condensed income statement:
Net sales	226,389,219	168,756,303	106,669,075
Gross margin	(95,307,275)	52,935,213	(5,396,974)
Net income	24,758,491	16,228,801	(13,077,937)

SCHEDULE I

Enersis S.A. Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousand of constant
Chilean pesos as of December 31, 2003, except as stated)

ENERSIS S.A. (PARENT COMPANY)

BALANCE SHEETS
(Restated for general price- level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2002	2003	2003
	ThCh$	ThCh$	ThUS$
ASSETS
CURRENT ASSETS:
Cash	424,171	332,918	561
Time deposits	4,645,095	1,152,306	1,941
Notes receivable, net	744	737	1
Other accounts receivable, net	4,770,740	1,730,919	2,915
Amounts due from related companies	189,818,602	125,426,886	211,227
Income taxes recoverable	9,344,985	14,481,845	24,388
Prepaid expenses	24,185	54,080	91
Deferred income taxes	13,840,925	27,820,558	46,852
Other current assets	5,053,069	16,881,389	28,429

Total current assets	227,922,516	187,881,638	316,405

PROPERTY, PLANT AND EQUIPMENT
Buildings and infrastructure	20,798,254	20,798,233	35,026
Machinery and equipment	2,260,279	2,301,896	3,877
Other assets	785,804	798,232	1,344
Technical appraisal	33,182	33,176	56

Sub - total	23,877,519	23,931,537	40,303
Less: accumulated depreciation	(10,781,577)	(11,628,486)	(19,583)

Total property, plant and equipment, net	13,095,942	12,303,051	20,720

OTHER ASSETS:
Investments in related companies	2,316,302,919	2,172,567,483	3,658,753
Goodwill, net	795,599,874	734,738,083	1,237,349
Negative goodwill, net	(760,544)	(606,765)	(1,022)
Long-term receivables	480,134	475,380	801
Amounts due from related companies	505,640,490	440,541,432	741,902
Intangibles	1,437,928	1,437,928	2,422
Accumulated amortization	(351,586)	(423,618)	(713)
Other assets	53,141,309	26,726,999	45,010

Total other assets	3,671,490,524	3,375,456,922	5,684,502

TOTAL ASSETS	3,912,508,982	3,575,641,611	6,021,627

SCHEDULE I

Enersis S.A. Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousand of constant
Chilean pesos as of December 31, 2003, except as stated)

ENERSIS S.A. (PARENT COMPANY)

BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
	2002	2003	2003
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt due to banks and financial institutions	269,236,251	789,754	1,330
Current portion of bonds payable	11,087,782	4,071,574	6,857
Dividends payable	212,195	111,612	188
Accounts payable	354,521	173,004	291
Miscellaneous payables	227,515	241,059	406
Amounts payable to related companies	35,693,493	33,960,434	57,192
Accrued expenses	5,553,310	21,642,293	36,447
Withholdings	203,922	133,370	225
Income taxes payable	16,842	16,284,563	27,424
Unearned income	200,478	135,718	229
Other current liabilities	4,099,460	8,468,298	14,261

Total current liabilities	326,885,769	86,011,679	144,850

LONG -TERM LIABILITIES:
Due to banks and financial institutions	834,665,515	296,900,000	500,000
Bonds payable	672,442,019	627,728,756	1,057,138
Amounts payable to related companies	1,018,223,736	—	—
Accrued expenses	2,014,151	2,502,841	4,215
Deferred income taxes	4,240,426	4,700,566	7,916
Other long-term liabilities	38,401,268	9,405,879	15,840

Total long-term liabilities	2,569,987,115	941,238,042	1,585,109

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value shares	758,720,279	2,227,711,340	3,751,619
Additional paid-in capital	33,703,758	159,323,362	268,311
Other reserves	47,348,383	(25,671,685)	(43,233)
Retained earnings	406,835,727	176,016,726	296,424
Net income (loss) for year	(225,985,568)	12,467,863	20,997
Accumulated development period surplus (deficit) of subsidiaries	(4,986,481)	(1,455,716)	(2,452)

Total shareholders’ equity	1,015,636,098	2,548,391,890	4,291,666

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,912,508,982	3,575,641,611	6,021,625

SCHEDULE I

Enersis S.A. Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousand of constant
Chilean pesos as of December 31, 2003, except as stated)

ENERSIS S.A. (PARENT COMPANY)

STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	Years ended December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	4,343,833	4,324,336	4,332,016	7,295
COST OF SALES	(853,350)	(1,096,812)	(1,130,291)	(1,903)

GROSS PROFIT	3,490,483	3,227,524	3,201,725	5,392
ADMINISTRATIVE AND SELLING EXPENSES	(20,847,878)	(22,047,860)	(17,018,287)	(28,660)

OPERATING LOSS	(17,357,394)	(18,820,336)	(13,816,562)	(23,268)

NON-OPERATING INCOME SELLING EXPENSES:
Interest income	47,474,528	57,665,112	39,627,790	66,736
Equity in income of related companies	251,252,159	72,606,599	113,734,272	191,536
Other non-operating income	29,793,279	22,602,401	99,732,781	167,957
Equity in losses of related companies	(10,235,882)	(81,134,551)	(71,649,236)	(120,662)
Amortization of goodwill	(50,975,706)	(108,967,612)	(49,863,556)	(83,974)
Interest expense	(163,308,304)	(145,596,315)	(142,566,879)	(240,092)
Other non-operating expenses	(16,445,284)	(18,249,143)	(23,109,000)	(38,917)
Price-level restatements, net	1,598,939	1,596,506	(4,426,198)	(7,454)
Exchange difference, net	(37,675,895)	(18,323,195)	30,533,147	51,420

NON-OPERATING RESULT	51,477,835	(217,800,198)	(7,986,879)	(13,450)

INCOME (LOSS) BEFORE INCOME TAXES AND AMORTIZATION OF NEGATIVE GOODWILL	34,120,440	(236,620,534)	(21,803,441)	(36,718)
INCOME TAX	8,389,307	9,581,493	12,635,903	21,280

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	42,509,748	(227,039,041)	(9,167,538)	(15,438)
AMORTIZATION OF NEGATIVE GOODWILL	65,826	1,053,473	21,635,401	36,436

NET INCOME (LOSS) FOR YEAR	42,575,573	(225,985,568)	12,467,863	20,998

SCHEDULE I

Enersis S.A. Individual Condensed Financial Statements
(Restated for general pricelevel changes and expressed in thousand of constant
Chilean pesos as of December 31, 2003, except as stated)

ENERSIS S.A. (PARENT COMPANY)

STATEMENT OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	Years ended December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	42,575,573	(225,985,568)	12,467,863	20,997
GAIN (LOSSES) FROM SALES OF ASSETS:	5,852	—	(87,827,096)	(147,907)
Gain on sales of investments		—	(87,827,096)	(147,907)
Changes (credits) to income which do not represent cash flows:	(153,149,216)	141,523,656	14,084,933	23,720
Depreciation	808,195	1,051,655	1,084,945	1,827
Amortization of intangibles	72,030	72,032	72,032	121
Equity in income of related companies	(251,252,159)	(72,606,599)	(113,734,272)	(191,536)
Equity in losses of related companies	10,235,882	81,134,551	71,649,236	120,662
Amortization of goodwill	50,975,706	108,967,612	49,863,556	83,974
Amortization of negative goodwill	(65,826)	(1,053,473)	(21,635,401)	(36,436)
Price-level restatement, net	(1,598,939)	(1,596,506)	4,426,198	7,454
Exchange difference, net	37,675,895	18,323,195	(30,533,147)	(51,420)
Other credits to income which do not represent cash flows		(14,088,548)	(292,285)	(492)
Other changes to income which do not represent cash flows		21,319,737	53,184,071	89,566
Changes in assets which affect cash flows:	84,636,141	31,083,309	17,338,050	29,198
Decrease (increase) in trade receivables	(30,625)	419,149	(443,759)	(747)
Decrease in other assets	84,666,766	30,664,160	17,781,809	29,946
Changes in liabilities which affect cash flows:	22,354,740	42,997,196	(44,302,091)	(74,608)
Increase (decrease) in accounts payable associated with operating results	(15,913,909)	1,119,595	(5,769,787)	(9,717)
Increase in interest payable	32,542,208	42,271,931	(27,408,737)	(46,158)
Decrease in income tax payable	(8,389,307)	(9,581,494)	(12,635,903)	(21,280)
Increase in other accounts payable associated with non-operating results	16,413,302	9,869,159	1,507,622	2,539
Net decrease in value added tax and other similar taxes payable	(2,297,553)	(681,995)	4,714	8

Net cash flows used in operating activities	(3,576,910)	(10,381,407)	(88,238,341)	(148,600)

SCHEDULE I

Enersis S.A. Individual Condensed Financial Statements
(Restated for general price-level changes and expressed in thousand of constant
Chilean pesos as of December 31, 2003, except as stated)

ENERSIS S.A. (PARENT COMPANY)

STATEMENT OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2003 and thousands of US dollars)

	Years ended December 31,
	2001	2002	2003	2003
	ThCh$	ThCh$	ThCh$	ThUS$
Proceeds from issuance of shares to minority shareholders	—	—	546,464,851	920,284
Loans obtained	737,495,892	66,700,429	367,500,129	618,895
Proceeds from bond issuances	103,344,167	—	219,384,315	369,458
Loans obtained from related companies	7,245,911	56,916,083	—	—
Other sources of financing	—	—	17,710,486	29,826
Dividends paid	(16,014,821)	(137,362)	(70,757)	(119)
Payment of loans	(409,762,960)	(77,459,982)	(1,054,710,719)	(1,776,205)
Payment of bonds	(3,433,929)	(7,120,809)	(85,430,527)	(143,871)
Payment of loans granted by related companies	(155,337,587)	(99,900,769)	(4,467,535)	(7,524)
Payment of other loans obtained from related companies	(162,857,762)	(22,394,079)	(60,430,647)	(101,769)
Payment of bond issuance costs	(1,006,108)	—	(10,831,654)	(18,241)
Other disbursements for financing	(5,798,498)	—	(60,304,504)	(101,557)

Net cash provided by (used in) financing activities	93,874,304	(83,396,489)	(125,186,562)	(210,823)

CHASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of long-term investments	—	1,142	161,428,334	271,856
Additions to property, plant and equipment	(74,159)	—	—	—
Proceeds from loans obtained from related companies	96,809,531	257,502,017	53,071,377	89,376
Long-term investments	(11,506,160)	(16,899,455)	—	—
Loans granted to related companies	(185,525,350)	(164,491,518)	(5,788,156)	(9,748)
Other receipts from investments	13,534,098	29,776,143	1,635,460	2,754
Other loans granted to related companies	—	(1,592,098)	—	—
Other investment disbursements	(20,964)	(9,151,081)	—	—

Net cash provided by (used in) investing activities	(86,783,004)	95,145,150	210,347,015	354,238

NET CASH FLOW FOR THE YEAR	3,514,390	1,367,254	(3,077,888)	(5,185)
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	381,331	(231,430)	(506,154)	(852)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,895,720	1,135,824	(3,584,042)	(6,037)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	37,721	3,933,442	5,069,266	8,537

CASH AND CASH EQUIVALENTS AT END OF YEAR	3,933,442	5,069,266	1,485,224	2,500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Enersis S.A.:

1.	We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2003 (expressed in constant Chilean pesos). Our audit also included the financial statements schedules listed in the index to Item 18. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the years ended December 31, 2002 and 2003 of Empresa Nacional de Electricidad S.A. and certain of its subsidiaries and investees or the financial statements for the year ended December 31, 2002 of the subsidiary Empresa Distribuidora Edesur S.A. These financial statements reflect total assets constituting 34.44% and , respectively, of consolidated total assets on a Chilean GAAP and US GAAP basis at December 31, 2002 and 2003 and total revenues constituting 41.86% XX% and , respectively, of consolidated total revenues on a Chilean GAAP and US GAAP basis for the years then ended. Those statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such auditors.

2.	We conducted our audits in accordance with Standards of the Public Company Accounting Oversight Board (Unites States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

3.	In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enersis S.A. and Subsidiaries as of December 31, 2002 and 2003, and the results of their operations, shareholders’ equity and cash flows for each of the three years ended December 31, 2003, in conformity with accounting principles generally accepted in Chile. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

4.	As discussed in Note 2 a (iii) to the consolidated financial statements, the accompanying consolidated statement of cash flows for the year ended December 31, 2001 has been restated under Chilean GAAP.

5.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

6.	As discussed in Note 37 to the consolidated financial statements, the information relating to the nature and effect of the differences between Chilean GAAP and US GAAP has been restated for the years ended December 31, 2001 and 2002.

7.	Our audit also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
January 24, 2004
(except for Notes 2(a), 2(c) and 37 for which the date is June 25, 2004)