Form 20-F/A
period 2003-12-31
ENERSIS SA
filed 2004-07-30
CIK 912505

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

ITEM 17 [  ] ITEM 18 [X]

EXPLANATORY NOTE

     The purpose of this amendment to the Annual Report on Form 20-F for the year ended December 31, 2003 filed by ENERSIS S.A. ("Enersis") on June 30, 2004 (the "2003 Form 20-F") is to

•	update the U.S. dollar convenience translation of our selected consolidated financial data using the U.S. dollar/Chilean peso observed exchange rate as of July 26, 2004;

•	delete the risk factor titled “Political factors may affect regulatory processes and tariffs in Chile”, which is no longer a risk to Enersis;

•	include disclosure relating to our audit committee financial expert;

•	add a line-item in the contractual obligations table included on page 108 to describe our pension and post-retirement benefit obligations;

•	reflect that the audit reports dated January 17, 2004 for both Centrais Elétricas Cachoeira Dourada S.A. and CIEN — Companhia de Interconexào Energética have been signed; and

•	correct the reproduction of the audit report of Ernst & Young Ltda. for Endesa-Chile dated January 23, 2004.

     Except for the revisions listed above, no other changes have been made to the 2003 Form 20-F.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any Item of the 2003 Form 20-F or reflect any events that have occurred after the 2003 Form 20-F was filed.

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

     In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “US dollars” or “US$” are to United States dollars, references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2003, 1 UF was equivalent to Ch$16,920.00. The US dollar equivalent of 1 UF was US$28.49 for December 31, 2003, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) for December 31, 2003 of Ch$593.80 per US$1.00. As of July 26, 2004, 1 UF was equivalent to Ch$17,077.78. The US dollar equivalent of 1 UF was US$26.72 for July 26, 2004, using the Observed Exchange Rate reported by the Central Bank for July 26, 2004 of Ch$639.07 per US$1.00.

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

     For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into US$ at specified rates. Unless otherwise indicated, the US dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” at December 31, 2003. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or US dollar amounts shown in this annual report could have been or could be converted into US$ or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

A. Selected Financial Data.

     The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements including their notes, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from US GAAP. Note 37 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and US GAAP and a reconciliation to US GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2003 in the following table have been restated in constant Chilean pesos as of December 31, 2003. All data, except ratios and operating data, are in millions. For convenience purposes, all data presented in US$ in the following summary as of or for the year ended December 31, 2003 are translated at the Observed Exchange Rate for July 26, 2004 of Ch$639.07 per US$1.00. Such translations should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into US$ at the rates indicated or used herein or at all. For information concerning historical exchange rates, see “—Exchange Rates” below.

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

	For the year ended December 31,
	1999	2000	2001	2002	2003	2003
						(millions of
	(millions of constant Ch$ of December 31, 2003)					US$)(1)
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP:
Sales	2,550,124	2,784,617	3,089,974	2,510,732	2,352,333	3,681
Cost of operations	(1,793,271)	(1,913,985)	(2,045,565)	(1,747,351)	(1,651,732)	(2,585)
Administrative and selling expenses	(274,835)	(312,356)	(282,319)	(225,410)	(169,503)	(265)
Operating income	482,018	558,276	762,090	537,971	531,098	831
Equity in income of related Companies, net	1,737	78	(10,807)	8,347	17,517	27
Goodwill amortization	(58,885)	(72,431)	(81,382)	(511,407)	(53,228)	(83)
Interest (expense) income, net	(382,746)	(455,103)	(400,170)	(357,795)	(353,198)	(553)
Price-level restatement, net	(155,953)	(16,668)	(28,652)	(11,256)	(10,554)	(17)
Other non-operating income (expense), net	146,384	373,019	10,873	67,616	(50,447)	(79)
Income before income taxes, minority interest and amortization of negative goodwill (2)	32,555	387,171	251,952	(266,524)	81,188	127
Income taxes	(95,728)	(147,786)	(131,149)	(66,677)	(41,571)	(65)
Extraordinary loss	0	0	0	(22,600)	0	0
Minority interest	(63,318)	(185,840)	(126,405)	16,446	(78,325)	(123)
Amortization of negative goodwill	38,718	43,072	48,177	113,370	51,176	80
Net income (loss)	(87,773)	96,617	42,575	(225,985)	12,468	20
Net Income (loss) per Share	(12.91)	14.21	5.14	(27.26)	0.38	N.A.
Net Income (loss) per ADS	(645.39)	710.42	256.75	(1,362.83)	19.09	N.A.
U.S. GAAP (1999-2002, as restated) (3):
Operating Income	306,287	775,796	812,041	(218,216)	472,482	739
Equity in Income of Related Companies	(5,441)	78	(28,458)	23,527	43,613	68
Income taxes	(61,178)	(234,654)	(222,449)	(2,783)	(21,749)	(34)
Net Income (loss) from continuing operations	(97,201)	74,663	(39,105)	(333,377)	29,480	46
Income (loss) from discontinued operations net of tax and minority interest	1,122	263	287	168	69	N.A.
Net Income (loss)	(96,079)	74,925	2,866	(333,209)	29,269	46
Net Income (loss) from continuing operations per Share	(14.30)	10.40	(4.73)	(40)	1.44	N.A.
Net Income (loss) from continuing operations per ADS	(713.00)	519.10	(235.83)	(2,011)	72.00	N.A.
Net Income (loss) per Share	(14.10)	10.40	0.37	(40)	1.43	N.A.
Net Income (loss) per ADS	(704.80)	520.90	17.27	(2,010)	71.50	N.A.
Cash Dividends per share	4.50	0	1.90	0	0	0
Cash Dividends per ADS	224.60	0	94.00	0	0	0
Capital stock	474,798	792,424	792,424	792,424	2,387,035	3,735
Numbers of shares of common stock (thousands)	6,800,000	6,800,000	8,291,020	8,291,020	32,651,166	—
Number of American Depository Shares (thousands)	18,919	21,019	14,892	6,578	55,111	—

	As at December 31,
	1999	2000	2001	2002	2003	2003
						(millions of
	(millions of constant Ch$ of December 31, 2003)					US$)(1)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	12,491,610	11,872,908	12,887,398	12,737,860	10,732,747	16,794
Long Term Debt	6,232,465	5,277,040	5,890,687	5,458,227	3,707,922	5,802
Minority interest	4,045,426	3,768,032	4,114,307	4,091,109	3,349,282	5,241
Shareholders’ equity	784,568	1,180,449	1,226,708	1,015,636	2,548,392	3,988
U.S. GAAP (1999-2002, as restated) (3):
Assets	12,361,745	11,966,563	13,237,979	12,453,475	10,562,454	16,528
Long Term Debt	6,234,088	5,525,627	6,472,965	5,257,907	3,806,507	5,956
Minority Interest	3,953,757	3,619,373	4,003,360	4,299,886	3,127,745	4,894
Shareholders’ Equity	785,999	1,146,797	1,170,180	864,614	2,512,521	3,932

	As of or for the year ended
	December 31,
	1999	2000	2001	2002	2003	2003
	(millions of constant Ch$ of December 31, 2003,					(millions of
	except for ratios and operating data)					US$)(1)
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures	403,726	346,440	344,970	321,094	258,786	405
Depreciation and amortization	407,238	439,042	438,393	469,509	404,999	634
U.S. GAAP(3):
Capital expenditures	403,726	346,440	344,970	321,094	258,786	405
Depreciation and amortization	443,776	493,795	500,741	1,047,676	404,431	633

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$639.07 per U.S. dollar, the Observed Exchange Rate for July 26, 2004 for amounts given as of December 31, 2003.

(2)	“Income before income taxes, minority interest and amortization of negative goodwill” as shown in our audited consolidated statements of income.

(3)	See “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2002 and December 31, 2003—Price-level restatement and foreign exchange translation” and Note 37 for a discussion of how our revenues and balance sheet can be impacted by accounting differences under Chilean and U.S. GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to U.S. GAAP relate to accounting for amortization of goodwill discussed in paragraphs (g), (h) and (II-o) of Note 37 and accounting for derivative instruments discussed in paragraphs (p) and (II-k) of Note 37 to the audited consolidated financial statements. In addition, as discussed in Note 37, our U.S. GAAP information has been restated.

	As of or for the year ended December 31,
	1999	2000	2001	2002	2003
Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh) (1)	8,425	8,854	9,585	9,952	10,518
Number of Customers (thousands)	1,239	1,262	1,289	1,319	1,341
Total Energy Losses (%) (2)	5.4	5.2	5.4	5.6	5.6
Río Maipo
Electricity Sold (GWh)	1,050	1,191	1,245	1,274	—
Number of Customers (thousands)	274	287	294	302	—
Total Energy Losses (%) (2)	5.8	5.4	6.4	6.2	—
Edesur
Electricity Sold (GWh)	12,325	12,597	12,909	12,138	12,638
Number of Customers (thousands)	2,105	2,108	2,097	2,090	2,117
Total Energy Losses (%) (2)	7.8	10.3	9.9	11.6	11.8
Cerj
Electricity Sold (GWh)	7,694	7,656	6,739	7,145	7,398
Number of Customers (thousands)	1,559	1,581	1,691	1,778	1,905
Total Energy Losses (%) (2)	15.3	19.7	22.7	22.6	23.6
Coelce
Electricity Sold (GWh)	5,709	5,894	5,352	5,558	5,897
Number of Customers (thousands)	1,652	1,796	1,917	2,009	2,255
Total Energy Losses (%) (2)	13.0	13.3	13.0	12.9	13.5
Codensa
Electricity Sold (GWh)	8,502	8,776	8,673	9,015	9,254
Number of Customers (thousands)	1,746	1,802	1,850	1,911	1,972
Total Energy Losses (%) (2)	13.5	10.5	11.8	10.3	10.2
Edelnor
Electricity Sold (GWh)	3,423	3,583	3,685	3,872	3,972
Number of Customers (thousands)	838	852	867	871	892
Total Energy Losses (%) (2)	8.8	9.9	8.9	8.5	8.4
Endesa-Chile
Installed capacity in Chile (MW)	4,130	4,035	3,935	3,935	3,762
Installed capacity in Argentina (MW)	3,622	3,622	3,622	3,622	3,622
Installed capacity in Colombia (MW)	3,035	3,035	3,035	3,035	2,589
Installed capacity in Brazil (MW)	658	658	658	658	658
Installed capacity in Peru (MW)	806	997	997	1,003	967
Production in Chile (GWh)	13,672	15,346	15,741	16,286	16,524
Production in Argentina (GWh)	9,150	10,129	9,948	7,261	8,128
Production in Colombia (GWh)	10,898	9,618	10,106	10,699	10,794
Production in Brazil (GWh)	3,222	3,406	2,256	2,467	3,024
Production in Peru (GWh)	2,950	3,623	4,176	4,279	4,458

(1)	Energy sold by Chilectra includes sales to Río Maipo, which have not been eliminated in this chart. Río Maipo purchased substantially all of its energy from Chilectra.

(2)	Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period.

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

     The informal exchange market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the formal exchange market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. Since 1993, the observed exchange rate and the informal exchange rate have typically been within less than 1% of each other. On December 31, 2003, the informal exchange rate was Ch$593.40, or 0.07% lower than the published observed exchange rate of Ch$593.80 per US$1.00. On July 26, 2004, the informal exchange rate was Ch$642.50, or 0.54% higher than the observed exchange rate of Ch$639.07 per US$1.00 corresponding to such date.

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

	Observed Exchange Rate(1)
	(Ch$ per US$)
Year	Low (2)	High(2)	Average(3)	Period-end
1999	468.69	550.93	512.85	530.07
2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	691.53	593.80

	Observed Exchange Rate(1)
	(Ch$ per US$)
Last six months	Low (2)	High(2)	Average(3)	Period-end
2004
January	559.21	596.78	573.64	591.42
February	571.35	598.60	584.31	592.87
March	588.04	623.21	603.91	616.41
April	596.61	624.84	608.55	624.98
May	622.25	644.42	635.76	636.02
June	634.25	649.45	643.50	636.30
July(4)	622.32	639.07	630.90	639.07

Source: Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

(4)	The information for July has been calculated through July 26, 2004.

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

E. Off balance sheet arrangements

     Enersis is not a party to any off balance sheet transactions.

F. Tabular disclosure of contractual obligations

     The table below sets forth the Company’s cash payment obligations as of December 31, 2003.

	Jan 2004	Jan 2005	Jan 2006	Jan 2007	After
As of December 31, 2003:	Dec 2004	Dec 2005	Dec 2006	Dec 2007	2007	Total(1)
	(in U.S. millions)
Contractual Obligations(1)
Leases(2)	—	—	—	—	—	—
Purchase Obligations(3)	926	937	911	925	4,262	7,961
Bank Debt	757	73	233	390	362	1,815
Yankee bonds	—	—	450	—	2,751	3,201
Chilean bonds	34	53	294	145	452	978
Pension and postretirement obligations(4)	33	32	32	35	221	353
Interest on Indebtedness	495	420	368	311	2,840	4,432
Other long term liabilities	102	144	87	104	260	697

Total	2,346	1,659	2,375	1,910	11,148	19,439

(1)	In addition to the contractual obligation set forth above, we expect to make capital expenditures of US$273 million in 2004, US$285 million in 2005 and US$275 million in 2006.

(2)	We do not have any material operating or capital lease obligations.

(3)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.

(4)	We have funded and unfunded pension and postretirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and postretirement obligations. The amount of US$221 million in the “After 2007” column includes all of our cash flow estimates relating to our unfunded plans plus only one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans is approximately equal to US$16 million per annum). However, you should assume that for every year after 2007, we have estimated that we will have an approximate US$16 million cash flow commitment in connection with our funded plans. We have only included one year’s worth of our cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations relating to such plans after 2007 would not accurately represent our year to year cash commitments.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our Board of Directors has determined that José Luis Palomo is an audit committee financial expert as defined under Item 16A of Form 20-F.

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

Item 16D. Exemptions from Listing Requirements for Audit Committees

     Not Required.

Item 16E. Purchases of Equity Securities by One Issuer and Affiliated Persons

     Not Required.

PART III

Item 17. Financial Statements

     None.

Item 18. Financial Statements

Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended. (previously filed)

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation). (previously filed)

4.1	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (Spanish version) (incorporated by reference to Exhibit 10.3 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

4.2	Assignment of Rights Contract, dated June 25, 1999, between Endesa Internacional S.A. and Enersis Investment S.A. (English version) (incorporated by reference to Exhibit 10.4 of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 30, 2000).

8	List of Subsidiaries (incorporated by reference to Exhibit 21 of our Amendment No. 1 to Form F-4 filed with the Securities and Exchange Commission on June 2, 2004).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

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

Date: July 30, 2004

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

/s/ Deloitte

Santiago, Chile
January 24, 2004
(except for Notes 2(a), 2(c), 37 and 38 for which the date is June 25, 2004)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.06 percent and 49.61 percent as of December 31, 2002 and 2003, respectively, and total revenues representing of 31.93 percent and 39.38 percent for the years ended December 31, 2002 and 2003, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented total assets of 0.87 percent and 1.07 percent of total assets as of December 31, 2002 and 2003, respectively, and net income representing 61.23 percent and 14.87 percent of the consolidated net income for the years then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

/s/ Ernst & Young

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

/s/ Carlos Eduardo Tovar Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 18 for which the date is April 30, 2004	/s/ Deloitte and Touche Ltda. DELOITTE AND TOUCHE LTDA.

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

/s/ Carlos Eduardo Tovar Carlos Eduardo Tovar Bogotá, Colombia, January 15, 2004, except for Note 26 for which the date is April 30, 2004	/s/ Deloitte and Touche Ltda. DELOITTE AND TOUCHE LTDA.

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

DELOITTE & Co. S.R.L.

/s/ Carlos A. Lloveras CARLOS A. LLOVERAS (Partner)

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
(Member Firm of Ernst & Young Global)

/s/ Ezequiel A. Calciati EZEQUIEL A. CALCIATI
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

/s/ Deloitte Touche Tohmatsu

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

/s/ Deloitte Touche Tohmatsu

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