Form 20-F
period 2004-12-31
ENERSIS SA
filed 2005-06-10
CIK 912505

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to __________

Commission file number 001-12440

ENERSIS S.A.
(Exact name of Registrant as specified in its charter)

ENERSIS S.A.	CHILE

(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Santa Rosa 76,Santiago Santiago, Chile

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
U.S.$ 300,000,000 6.90% Notes due December 1, 2006	New York Stock Exchange
U.S.$ 350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
U.S.$ 150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$ 350,000,000 7.375% Notes due January 15, 2014

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

Back to Contents

i

Back to Contents

Enersis Simplified Corporate Structure
as of December 31, 2004*

ENERSIS
Distribution
Trading
Generation
Transmission
Endesa Chile 60.0%
Chilectra 98.2%
Edesur 65.1%
Edelnor 33.4%
Cerj 80.4%
Coelce 31.2%
Codensa 21.7%
CEMSA 45.0%
Costanera 64.3%
El Chocón 47.4%
Edegel 37.9%
Cachoeira Dourada 92.5%
Betania 85.6%
Emgesa 22.4%
Pehuenche 92.7%
Pangue 95.0%
San Isidro 75.0%
Celta 100%
GasAtacama Generación 50%
Transquillota 37.5%
Cien 45.0%
CTM 45.0%
C.G.T.F 48.8%
Services
Information & Telecommunications
CAM 100%
Synapsis 100%
Engineering
Ingendesa 97.6%
Real Estate
Inmobiliaria M. Velasco 100%
Infrastructure
Gas Pipeline
Túnel El Melón 100%
Atacama Chile 50.0%
Atacama Argentina 50.0%
Electrogás 42.5%
Gasoducto Tal Tal 50.0%

*	Percentages refer to economic interest in each one of our main operating entities. See “Introduction—Calculation of Economic Interest.”

ii

Back to Contents

INTRODUCTION

Financial Information

As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refers to ENERSIS S.A. (“Enersis”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2004.

In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “U.S. dollars” or “U.S.$ “ are to U.S. dollars, references to “pesos” or “Ch$ ” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” “reals” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2004, 1 UF was equivalent to Ch$ 17,317.05. The U.S. dollar equivalent of 1 UF was U.S.$ 31.07 at December 31, 2004, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2004 of Ch$ 557.40 per U.S.$ 1.00. As of May 31, 2005, 1 UF was equivalent to Ch$ 17,407.28. The U.S. dollar equivalent of 1 UF was U.S.$ 29.86 as of May 31, 2005, using the Observed Exchange Rate reported by the Central Bank of Ch$ 583.00 per U.S.$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS. Our audited consolidated financial statements for the three fiscal years ended December 31, 2004 are expressed in constant Chilean pesos as of December 31, 2004. See note 2(c) to our consolidated financial statements. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2004 calendar year is the percentage change between the November 2003 Chilean CPI and the November 2004 Chilean CPI, which was 2.5%. Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See Note 36 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP of net income and stockholders’ equity for the period and as of the dates therein indicated. Certain amounts may not add up due to rounding.

Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” under Law No. 18,046 (the “Chilean Companies Act”). In order to consolidate a company, we must generally satisfy one of two criteria:

•	control, directly or indirectly, more than a 50% voting interest in that company; or

•	nominate or have the power to nominate a majority of the board of directors of that company if we control 50% or less of the voting interest of that company.

As of December 31, 2004, we consolidated Endesa-Chile, Enersis Internacional, or Enersis Internacional, Chilectra S.A., or Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A. or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de Velasco Limitada, or IMV, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or CAM, Companhia de Eletricidade do Rio de Janeiro S.A., or Cerj, Codensa S.A. E.S.P. or Codensa, Elesur S.A. or Elesur and Investluz (which in turn consolidated Companhia Energética do Ceará S.A., or Coelce).

Back to Contents

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

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S.$ at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” at December 31, 2004. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S.$ or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates.”

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

Enersis, a holding company engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru, beneficially owned as of the date of this annual report, directly or indirectly, 60.0% of Endesa-Chile’s outstanding capital stock. ENDESA, S.A. (“Endesa-Spain”), the largest electricity generation and distribution company in Spain, owned a 60.6% beneficial interest in Enersis as of December 31, 2004.

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

Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:

•	changes in the regulatory environment in one or more of the countries in which we operate;

•	changes in the environmental regulatory framework in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of South America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”

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

The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to our audited consolidated financial statements including their notes, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from U.S. GAAP. Note 36 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2004 in the following table have been restated in constant Chilean pesos as of December 31, 2004. All data, except ratios and operating data, are in millions. For convenience purposes, all data presented in U.S.$ in the following summary as of or for the year ended December 31, 2004 are translated at the Observed Exchange Rate for December 31, 2004 of Ch$ 557.40 per U.S.$ 1.00. Such translations should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into U.S.$ at the rates indicated or used herein or at all. For information concerning historical exchange rates, see “—Exchange Rates” below.

In 2003, we sold Compañía Eléctrica del Río Maipo or Río Maipo and Infraestructura Dos Mil S.A. or Infraestructura 2000, and, as a result, these companies ceased to be reflected in our financial statements with effect from January 1, 2003.

On May 27, 2004, we acquired 99.99% of Elesur S.A. and we have consolidated Elesur S.A. from that date.

The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2004, which affect the comparability of the data presented below. See Note 3 to our consolidated financial statements for a further description of changes in our accounting policies.

Back to Contents

	For the year ended December 31,

	2000	2001	2002	2003	2004	2004

						(millions of
	(millions of constant Ch$ of December 31, 2004)					U.S.$ )(1)
CONSOLIDATED INCOME
STATEMENT DATA
Chilean GAAP:
Sales	2,854,232	3,167,223	2,573,500	2,418,451	2,708,925	4,860
Cost of operations	(1,961,835)	(2,096,704)	(1,791,035)	(1,695,212)	(1,898,088)	(3,405)
Administrative and selling expenses	(320,165)	(289,377)	(231,045)	(173,741)	(176,635)	(317)
Operating income	572,232	781,142	551,420	549,498	634,202	1,138
Equity in income (loss) of related
Companies, net	80	(11,077)	8,556	17,955	31,145	56
Goodwill amortization	(74,242)	(83,417)	(524,192)	(54,559)	(53,201)	(95)
Interest (expense) income, net	(466,481)	(410,174)	(372,275)	(362,027)	(286,504)	(514)
Price-level restatement, net	(17,085)	(29,368)	(11,537)	(10,818)	13,630	24
Other non-operating income (expense), net	382,344	11,145	74,841	(56,832)	(73,723)	(132)
Income before income taxes, minority
interest and amortization of negative
goodwill(2)	396,848	258,251	(273,187)	83,217	265,549	477
Income taxes	(151,481)	(134,428)	(68,344)	(42,610)	(137,241)	(246)
Extraordinary loss	—	—	(23,165)	—	—	—
Minority interest	(190,486)	(129,565)	16,857	(80,283)	(101,107)	(181)
Amortization of negative goodwill	44,149	49,381	116,204	52,456	17,107	31
Net Income (loss)	99,030	43,639	(231,635)	12,780	44,308	81
Net Income (loss) per Share	14.56	5.26	(27.94)	0.39	1.36	n.a.
Net Income (loss) per ADS	728.16	263.17	(1,396.90)	19.57	67.85	n.a.
U.S. GAAP (3):
Operating Income	795,191	832,342	(223,671)	484,294	631,378	1,133
Equity in Income (loss) of Related
Companies	80	(29,169)	24,115	44,703	31,147	56
Income taxes	(240,520)	(228,010)	(2,853)	(22,293)	(127,835)	(229)
Net Income (loss) from continuing
operations	76,530	(40,083)	(341,711)	30,217	151,774	272
Income (loss) from discontinued
operations net of tax and minority
interest	270	294	172	71	—	—
Net Income (loss)	76,798	2,938	(341,539)	30,001	151,774	272
Net Income (loss) from continuing
operations per Share	10.66	(4.85)	(41.21)	1.48	4.65	—
Net Income (loss) from continuing						—
operations per ADS	532.08	(241.73)	(2,060.76)	73.80	67.85	—
Net Income (loss) per Share	10.66	0.38	(41.21)	1.47	4.65	—
Net Income (loss) per ADS	533.92	17.70	(2,059.74)	73.29	67.85	—
Cash Dividends per share	—	1.95	—	—		—
Cash Dividends per ADS	—	96.35	—	—		—
Capital stock	812,235	812,235	812,235	2,446,711	2,446,130	4,388
Number of shares of common stock
(thousands)	6,800,000	8,291,020	8,291,020	32,651,166	32,651,166	58,578
Number of American Depository Shares
(thousands)	21,019	14,892	6,578	55,111	66,345	119

Back to Contents

	As at December 31,

	2000	2001	2002	2003	2004	2004

						(millions of
	(millions of constant Ch$ of December 31, 2004)					U.S.$ )(1)
CONSOLIDATED BALANCE SHEET DATA
Chilean GAAP:
Total assets	12,169,731	13,209,583	13,056,307	10,982,893	10,507,525	18,851
Long Term Debt	5,408,966	6,037,954	5,594,683	3,782,448	3,804,155	6,825
Minority interest	3,862,233	4,217,165	4,193,387	3,433,014	3,125,006	5,606
Shareholders’ equity	1,209,960	1,257,376	1,041,027	2,612,102	2,559,553	4,592
U.S. GAAP (3):
Total assets	12,265,727	13,568,929	12,764,812	10,826,515	10,556,885	18,940
Long Term Debt	5,663,768	6,634,789	5,389,355	3,901,670	3,994,458	7,166
Minority Interest	3,709,857	4,103,444	4,407,383	3,205,939	2,901,154	5,205
Shareholders’ Equity	1,175,467	1,199,434	886,229	2,575,334	2,634,544	4,726

	As of or for the year ended
	December 31,

	2000	2001	2002	2003	2004	2004

	(millions of constant Ch$ of December 31, 2004,					(millions of
	except for ratios and operating data)					U.S.$ )(1)
OTHER CONSOLIDATED FINANCIAL DATA
Chilean GAAP:
Capital expenditures	355,101	353,594	329,121	265,256	265,934	477
Depreciation and amortization	450,018	449,353	481,247	415,124	386,292	693
U.S. GAAP(3):
Capital expenditures	355,101	353,594	329,121	265,256	265,934	477
Depreciation and amortization	506,140	513,260	1,073,868	414,542	366,751	658

(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$ 557.40 per U.S. dollar, the Observed Exchange Rate for December 31, 2004.

(2)	“Income before income taxes, minority interest and amortization of negative goodwill” as shown in our audited consolidated income statement.

(3)	See “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2003 and December 31, 2004 and Note 36 for a discussion of how our income statement and balance sheet can be impacted by accounting differences under Chilean and U.S. GAAP. The two most significant adjustments that result from reconciling our Chilean GAAP accounts to U.S. GAAP relate to accounting for amortization of goodwill discussed in paragraphs (i), (h) and (II-o) of Note 36 and accounting for derivative instruments discussed in paragraphs (t) and (II-j) of Note 36 to the audited consolidated financial statements.

Back to Contents

		As of or for the year ended December 31,

	2000	2001	2002	2003	2004

Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh) (1)	8,854	9,585	9,952	10,518	11,317
Number of Customers (thousands)	1,262	1,289	1,319	1,341	1,371
Total Energy Losses (%) (2)	5.2	5.4	5.6	5.6	5.2
Río Maipo
Electricity Sold (GWh)	1,191	1,245	1,274	—	—
Number of Customers (thousands)	287	294	302	—	—
Total Energy Losses (%) (2)	5.4	6.4	6.2	—	—
Edesur
Electricity Sold (GWh)	12,597	12,909	12,138	12,656	13,322
Number of Customers (thousands)	2,108	2,097	2,090	2,117	2,139
Total Energy Losses (%) (2)	10.3	9.9	11.6	11.8	11.8
Cerj
Electricity Sold (GWh)	7,656	6,739	7,145	7,276	7,628
Number of Customers (thousands)	1,581	1,691	1,778	2,012	2,115
Total Energy Losses (%) (2)	19.7	22.7	22.6	23.6	22.8
Coelce
Electricity Sold (GWh)	5,894	5,352	5,558	5,905	6,141
Number of Customers (thousands)	1,796	1,917	2,009	2,109	2,334
Total Energy Losses (%) (2)	13.3	13.0	12.9	13.5	13.9
Codensa
Electricity Sold (GWh)	8,776	8,673	9,015	9,254	9,656
Number of Customers (thousands)	1,802	1,850	1,911	1,972	2,015
Total Energy Losses (%) (2)	10.5	11.8	10.3	10.2	9.7
Edelnor
Electricity Sold (GWh)	3,583	3,685	3,872	3,968	4,250
Number of Customers (thousands)	852	867	871	892	912
Total Energy Losses (%) (2)	9.9	8.9	8.5	8.4	8.4
Endesa-Chile
Installed capacity in Chile (MW)	4,035	3,935	3,935	3,763	4,477
Installed capacity in Argentina (MW)	3,622	3,622	3,622	3,622	3,623
Installed capacity in Colombia (MW)	3,035	3,035	2,735	2,589	2,609
Installed capacity in Brazil (MW) (3)	658	658	658	658	658
Installed capacity in Peru (MW)	997	997	1,003	967	967
Production in Chile (GWh) (4)	15,346	15,741	16,286	16,524	16,797
Production in Argentina (GWh) (4)	10,129	9,948	7,167	7,997	11,290
Production in Colombia (GWh) (4)	9,618	10,106	10,699	10,794	11,881
Production in Brazil (GWh) (4)	3,406	2,256	2,467	3,024	3,262
Production in Peru (GWh) (4)	3,623	4,176	4,141	4,287	4,136

(1)	Energy sold by Chilectra includes sales to Río Maipo up to 2003, year in which we sold this company.

(2)	Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period. Energy losses arise from illegally tapped energy as well as technical failures.

(3)	If Enersis’ investments in C.G.T. Fortaleza (319 MW) and in Cerj (62 MW) were included, total installed capacity in Brazil would be 1,039 MW as of December 31, 2004. See “Item 4. Information on the Company – D. Property, plants and equipment”.

(4)	Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

Back to Contents

EXCHANGE RATES

To the extent our financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate between the Chilean peso and the foreign currencies may have a significant impact on our earnings.

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

The informal exchange market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the formal exchange market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. Since 1993, the observed exchange rate and the informal exchange rate have typically been within less than 1% of each other. On December 31, 2004, the informal exchange rate was Ch$ 556.00, or 0.25% lower than the published observed exchange rate of Ch$ 557.40 per U.S.$ 1.00. On May 31, 2005, the informal exchange rate was Ch$ 583.00 per U.S.$ 1.00, the same as the observed exchange rate corresponding to such date. Unless otherwise indicated, amounts translated to U.S. dollars were calculated based on the exchange rates in effect as of December 31, 2004.

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

		Observed Exchange Rate (1)
		(Ch$ per U.S.$ )

Year	Low (2)	High (2)	Average (3)	Period-end

2000	501.04	580.37	542.08	573.65
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40

	Observed Exchange Rate (1)
	(Ch$ per U.S.$ )

Last six months	Low (2)	High (2)	Average	Period-end

2004
December	557.40	597.27	—	557.40

		Observed Exchange Rate (1)
		(Ch$ per U.S.$ )

Last six months	Low (2)	High (2)	Average	Period-end

2005
January	560.30	586.18	—	585.40
February	563.22	583.84	—	573.55
March	578.60	591.69	—	585.93
April	572.75	588.95	—	582.73
May	570.83	583.59	—	583.00
Source: Central Bank.

(1)	Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)	Exchange rates are the high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

Back to Contents

B.	Capitalization and indebtedness.

Not applicable.

C.	Reasons for the offer and use of proceeds.

Not applicable.

D.	Risk Factors.

Risks Relating to Our Operations

    Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 69% of our consolidated installed capacity in Chile, Argentina, Brazil, Colombia and Peru is hydroelectric. Accordingly, adverse hydrological conditions affect our business and have a substantial influence over our results.

During periods of drought, thermal plants, including those that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Our operating expenses increase during these periods and, depending on the size of our electricity commitments, we may have to buy electricity from other parties in order to meet these commitments. The cost of these electricity purchases in the spot market may exceed the price at which we committed to sell electricity, thus producing losses.

In 2000, our generation subsidiaries established a new commercial policy in order to mitigate the potential impact of interruptions to our ability to supply electricity, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions to the customers. However, there can be no assurance that this policy will shield us from the potential negative consequences of long droughts.

    The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has in turn impacted the short and medium-term availability of this fuel in Chile. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Strong demand for electricity in Chile’s central region, which increased by 7.9% in 2004 and is expected to continue to increase significantly in the foreseeable future, combined with a low level of investment in the electricity sector, makes the Chilean electricity sector particularly exposed to the adverse effects of the Argentine natural gas crisis.

Back to Contents

In Chile’s central region, Endesa-Chile’s thermal plants San Isidro and Taltal use natural gas for thermal generation and have take-or-pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government announced a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since that date, Argentina has significantly curtailed its natural gas exports to Chile. As a result, the Chilean electricity sector is more vulnerable than in the past.

    We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations.

We are a holding company with no significant assets other than the stock of our subsidiaries. To pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries, as well as cash from proceeds of the issuance of our own capital stock or new debt. In addition, the ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate, and to the operating results of our subsidiaries and equity affiliates. Our subsidiaries and equity affiliates may be additionally limited by their operating results.

We have generally been able to access the cash flows of our Chilean subsidiaries. We have not been similarly able to access the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions, and credit restrictions. See “Item 5 — Operating and Financial Review and Prospects — Results from Operations for the years ended December 31, 2003 and 2004 — Liquidity and Capital Resources”.

Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flow from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions. We and our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our less-than-wholly-owned subsidiaries to upstream cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from upstreaming cash to us.

Contractual Constraints. Upstreaming restrictions in our subsidiaries’ contractual agreements include:

•	prohibitions against dividend distributions by Endesa-Chile in the case of default, and Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

•	prohibitions against dividend distributions by Edelnor and Edegel in Peru, and Betania in Colombia in the case of default of certain loans;

•	prohibitions against repayments by Betania of intercompany debt unless it raises additional funds from the sale of assets or capital reductions of Emgesa, and against payments of interest on intercompany debt if any scheduled payment of Betania’s syndicated loan is due and not paid;

•	prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Cerj and Coelce in Brazil and Costanera in Argentina while certain of its debt is outstanding.

We are not aware of any contractual limitations on our equity affiliates’ ability to pay dividends or other distributions to us.

Back to Contents

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash needs at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.

Foreign Exchange Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.

    Chilean regulatory authorities may impose fines on our Chilean subsidiaries due to operational failures which affect the electricity system

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure. As of December 31, 2004, such fines may range from 1 Unidad Tributaria Mensual (“UTM”), equivalent to approximately U.S. $ 54, to 10,000 Unidades Tributarias Anuales (“UTA”), equivalent to approximately U.S.$ 6.5 million. Any electricity company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company. These fines are subject to appeal.

If rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

    Our subsidiaries may be subject to other significant regulatory fines.

Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control. For example, in 1999 Argentine regulators required us to pay approximately U.S.$ 59 million in fines as a consequence of electricity outages resulting from a fire in one of our distribution substations belonging to Edesur. The imposition of these penalties in Argentina increased our operating costs significantly and was not accounted for under the tariff structure that determines our revenues. Although we received compensation from the contractor responsible for the fire, there can be no assurance that we will receive compensation from third parties in the event of any future delivery failure. See “Item 5 — Operating and Financial Review and Prospects — Results from Operations for the years ended December 31, 2003 and 2004.” Our profitability will be affected adversely if we are required to pay penalties and compensation.

On August 14, 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, equivalent to approximately U.S.$ 3.5 million, due to a failure in the transmission of energy in the Metropolitan Region on September 23, 2002. On April 27 and May 3, 2004, the SEF imposed fines on both Endesa-Chile and Chilectra in an aggregate amount of 2,030 UTA, equivalent to approximately U.S.$ 1.3 million, due to a black out that occurred in the Metropolitan Region on January 13, 2003. Our subsidiaries are currently appealing these fines, but these appeals may not be successful.

    Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may affect our profitability adversely. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are frequently submitted to the legislators and administrative authorities in the countries in which we operate, and could have a material adverse impact on our business.

Back to Contents

Electricity rationing in Chile: If our Chilean generating subsidiaries cannot satisfy their contracts during electricity rationing periods, we may be exposed to higher costs of sales. In the event of droughts or prolonged shutdowns in the country’s thermal plants, the Chilean government may impose periods of electricity rationing, limiting the volume of electricity we can generate. If as a result of a rationing decree, we are unable to generate sufficient electricity to satisfy our contracts, we may be forced to buy electricity in the spot market at the corresponding node withdrawal price. The spot price can be significantly higher than our electricity generating costs and can be as high as the "failure cost" set by the National Energy Commission (NEC). The "failure cost" is determined by the NEC’s economic models as the highest cost of electricity not delivered during periods of energy deficits. If we cannot buy enough electricity in the spot market to meet all our contractual obligations, we would have to compensate our regulated customers, among others, for the volume not supplied at the “rationed end-consumer price”. If rationing policies are imposed by regulatory authorities in Chile, our business, financial conditions and results of operations may be affected adversely.

Water Rights. Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric. These generation companies own unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for unused water rights. By the end of 2005, we will have to determine which water rights are likely to be eventually utilized for a hydroelectric project and which will not. If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license payments. We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than the equivalent of U.S.$ 4.0 million per year. When any future project commences operations, license fees paid for the corresponding water rights will be recovered retroactively through a tax credit, for a term of up to eight years before the start up of the project that utilizes the water rights.

In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.

Following the prolonged drought in 1999, the Electricity Law was amended pursuant to Article 99 bis to provide that a drought can no longer constitute a force majeure event and therefore cannot be invoked by hydroelectric generating companies as a basis for failure to deliver energy. Despite the fact that generation companies have changed their commercial strategies and have been more reluctant to enter into long-term contracts, any contractual shortfall caused by extreme droughts can no longer be invoked as an exception to our obligations.

Resolution 88. In May 2001, the Ministry of Economy issued Resolution 88, under which electricity generators such as Endesa-Chile and its Chilean subsidiaries are required to provide electricity to distribution companies that are not able to freely contract adequate supply to deliver to their customers. Under the terms of Resolution 88, each generator must supply energy to the distributors with deficit positions in proportion to the firm energy of each generator at a price equal to the node price. Firm energy is the estimated amount of energy that can be reliably delivered to an interconnected system during a given year by all generating units in that system, under certain assumptions. If Endesa-Chile and its Chilean subsidiaries cannot generate sufficient energy to supply their share of distribution companies’ needs, they will be required to purchase energy on the spot market, at prices that may be significantly higher than the price at which they would be required to sell to distributors, and accordingly they may incur losses. In addition, the requirement to sell to distributors limits Endesa-Chile’s ability to expand sales to non-regulated customers, who may be more profitable for us. For a more complete discussion of this topic, see “Item 4. Information on the Company—Electricity Industry Regulatory Framework”.

    Environmental regulations in the countries in which we operate may increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company—D. Property, plants and equipment—Environmental Issues”.

Back to Contents

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

Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects.

    Foreign exchange risks may affect our results from operations and financial condition adversely.

The Chilean peso and the other South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the U.S. dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues are linked in part to U.S. dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the U.S. dollar.

Because of this exposure, the cash generated by us and our subsidiaries can be diminished materially when our local currencies devalue against the dollar. For example, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation of our tariffs altogether, which together with a devaluation of approximately 71% of the Argentine peso against the U.S. dollar and pesification of our contractual rates, resulted in a reduction of net cash generation. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the U.S. dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2004, Enersis had total consolidated indebtedness (net of derivatives transactions) of U.S.$ 6,657 million, of which U.S.$ 3,560 million, or 53.5%, was denominated in U.S. dollars. The latter amount is net of a U.S./UF swap contract for U.S. $750 million. For the twelve-month period ended December 31, 2004, our revenues amounted to U.S.$ 5,476 million (before consolidation adjustments) of which U.S.$ 400 million, or 7.3%, were denominated in U.S. dollars, and U.S.$ 772 million, or 14.1% were linked in some way to the U.S. dollar. In aggregate, 21.4% of our revenues (before consolidation adjustments) were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of U.S.$ 1,152 million were revenues in pesos, which represents 21.0% of our 2004 revenues (before consolidation adjustments).

In addition to the U.S. dollar and the Chilean peso, and as of December 31, 2004, our foreign-currency denominated consolidated indebtedness included the equivalent of U.S.$ 609 million in Brazilian reals (net of a U.S.$/R$ swap contract for U.S.$ 79 million), U.S.$ 697 million in Colombian pesos, U.S.$ 250 million in Peruvian soles, and U.S.$ 80 million in Argentine pesos, for an aggregate of U.S.$ 1,637 million in currencies other than Chilean pesos and U.S. dollars. At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2004, included the equivalent of U.S.$ 1,196 million in Brazilian reais, U.S.$ 927 million in Colombian pesos, U.S.$ 601 million in Argentine pesos, and U.S.$ 428 million in Peruvian soles. Despite the fact that we have both revenues and debt in these same currencies, we believe that we are exposed to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos, as discussed above.

Back to Contents

    The impact on the value of our assets of high levels of devaluation in the countries in which we operate outside Chile may not be reflected on our reported financial condition as a result of Chilean accounting treatment.

The manner in which we restate our foreign investments under Chilean GAAP requires us to translate non-monetary assets and non-monetary liabilities of our non-Chilean subsidiaries and equity affiliates into U.S. dollars at historical rates of exchange. This accounting treatment may have the effect of excluding from our reported balance sheet the effect of devaluation on our non-monetary assets in the countries in which our subsidiaries and investments are located because devaluations of the local currency against the dollar or the Chilean peso are not reflected. See “Item 5. Results from Operations for the Fiscal Years Ended December 31, 2003 and December 31, 2004—Critical Accounting Policies—Technical Bulletin No. 64”.

    We and our subsidiaries may be subject to refinancing risk.

As of December 31, 2004, on a consolidated basis, we had U.S.$ 635 million of indebtedness maturing in 2005, U.S.$ 1,169 million in 2006, and U.S.$ 1,279 million of indebtedness maturing in the period 2007 through 2008 and U.S.$ 3,573 million maturing thereafter.

We may be unable to refinance our indebtedness or obtain such refinancing on terms acceptable to us. In the absence of such refinancing, we could be forced to dispose of assets in order to make up for any shortfall in the payments due on our indebtedness under circumstances that might not be favorable to obtaining the best price for such assets. Furthermore, assets may not be sold quickly enough, or for amounts sufficient to enable us to make such payments.

As of December 31, 2004, the debt of our Brazilian and Argentine operating subsidiaries amounted to approximately U.S.$ 999 million. U.S.$ 254 million of this amount is short-term debt due in 2005. As a matter of policy for all of our Brazilian and Argentine subsidiaries, we are primarily making interest payments when due, and we are negotiating extensions of the principal payment dates of most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and have accepted these financing arrangements. However, if our international creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us. Default under the indebtedness of our Argentine or Brazilian subsidiaries could trigger a cross-default under our other indebtedness. For further discussion of our short term debt obligations and their expected refinancing, see “Item 5 — Results from Operations for the years ended December 31, 2003 and 2004 — Liquidity and Capital Resources”.

    We are subject to financial covenants under our existing indebtedness.

We are subject to certain fairly standard financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratio of adjusted cash flow to interest expense. In addition, substantially all of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding U.S.$ 30 million on an individual basis. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, substantially all of our indebtedness will become due and we would be unable to pay such debt.

For more information on these credit facilities, see “Item 5 — Results from Operations for the years ended December 31, 2003 and 2004 — Liquidity and Capital Resources”.

Back to Contents

    We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties for us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

We are a party to a number of legal proceedings, some of which have been pending for several years. Some of these claims may be resolved against us. Our financial condition or results from operations could be affected adversely to a material extent if certain of these material claims are resolved against us. See “Item 8 - Legal Proceedings” and Note 30 to our consolidated financial statements included in this annual report.

    There may be potential conflicts of interest with our affiliates which could adversely affect our business.

As of December 31, 2004 Endesa-Spain owned 60.6% of Enersis’ share capital. Therefore, Endesa-Spain has the power to determine the outcome of most material matters to be decided by a vote of our shareholders, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa-Spain can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in South America through us and through affiliates not consolidated by us. To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in South America, Endesa-Spain may have a conflict of interest, which could have an adverse effect on our business.

Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain. For more information about these directors please refer to “Item 6. Directors, Senior Management and Employees – Directors and Senior Management.”

Our subsidiaries sell electricity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies controlled by Endesa-Spain, or the Endesa Group.

    The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. Our policy is not to enter into supply contracts for amounts exceeding our firm capacity under adverse hydrological conditions. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Commodity Price Risk” in this annual report.

Risk Factors Relating to Chile

    Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results from operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2004, the Chilean economy grew by 6.1% compared to a 3.7% increase in 2003. The Central Bank recently reclassified its criteria for growth measurements. The latest Chilean Central Bank forecasts for GDP growths between 5.3% and 6.3% for 2005 and approximately 5% for 2006 (Central Bank, “Informe Política Monetaria,” May 2005). There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political or economic developments in Chile, as well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Back to Contents

    Increased inflation in Chile may affect our results from operations adversely.

Although Chilean inflation has been low in recent years, Chile experienced high levels of inflation in the past. High levels of inflation in Chile could affect the Chilean economy adversely and, indirectly, the value of shares of Enersis’ common stock and ADSs. The Chilean Consumer Price Index, or Chilean CPI, for the 12 months ended December 31, 2004, was 2.4%, and government officials expect Chilean CPI to be approximately 2.0% and 3.0% for 2005 and 2006, respectively. Historically, a substantial part of our expenses have been denominated in Chilean pesos, and future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results from operations.

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

We are incorporated under the laws of Chile and substantially all of our assets are located in Chile or elsewhere in South America. All of our directors and officers reside outside the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in the United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

    Foreign exchange risks may affect the U.S. dollar amount of dividends payable to holders of Enersis’ ADSs adversely.

Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos. Enersis’ depositary will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the Chilean peso appreciates against the U.S. dollar, the value of the ADSs and any distributions ADS holders receive from the depositary may decrease.

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

Risk Factors Relating to the Rest of South America.

    South American economic fluctuations are likely to affect our results from operations.

All of our operations are located in South America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America. In 2004, we generated 65% of our consolidated operating revenues and 62% of our consolidated operating income outside Chile (before consolidation adjustments). Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

Back to Contents

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

    Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.

Governmental authorities have often changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. These governments’ actions to control inflation and effect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If governmental authorities intervene in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected adversely.

Risk Factors Related to Brazil

    Energy losses in Brazil may affect our financial results adversely.

Our Brazilian distribution subsidiaries experience materially higher energy losses than occur in the rest of our distribution operations, with Coelce and Cerj experiencing loss rates for 2004 of 13.9% and 22.8%, respectively, compared with an average loss rate of 9.0% for the rest of our distribution operations. Elevated energy loss rates in our Brazilian distribution subsidiaries are due principally to energy theft, which is particularly acute in areas with high concentrations of low-income customers and in periods of economic downturn. Energy losses affect our financial results because lost energy could otherwise have been distributed to customers or sold to other distributors in return for payment.

    Brazilian Energy Sector Reform could have an adverse effect on our business and operations in Brazil.

Following the electricity supply crisis in 2001, due to low rainfalls, the electricity committee of the Brazilian federal government announced various measures for revitalizing the energy sector and ensuring a high level of competition, attracting new investments and increasing the transparency of the rules governing these services.

In March 2004, Federal Laws Nº 10,847 and 10,848 were enacted in order to establish a new model for the Brazilian Electricity Sector. These laws were subsequently implemented by decrees and resolutions enacted by MME (Ministry of Mines and Energy) and ANEEL (the Brazilian National Agency of Electric Energy). Additionally, these resolutions will, among other things, determine how the inherent risks will be distributed among the different market participants (i.e. hydrological risk, market fluctuations and accounts receivable) and prohibit the participation of distribution companies in related activities like generation.

The new Brazilian model for the electricity sector creates a regulatory framework based on the principle of stability and low tariffs for consumers. It also seeks to guarantee the expansion of installed capacity to satisfy demand growth. Pursuant to this model, 100% of distributors’ forecasted energy demand must be satisfied through long-term contracts. Accordingly, several bidding processes have been and will be called by ANEEL and the Chamber of Energy Sales in advance of the expiration of current contracts in the regulated environment. Therefore, our distribution companies may end up bidding for either more or less than actual demand. For additional information, please refer to “Item 4. Information on the Company’s Operations in Brazil – Structure of the new Electricity Sector”.

Back to Contents

    Future governmental initiatives may affect our operations adversely.

Program for Regulatory Losses in Brazil. In connection with the next distribution tariff setting process in 2008, we expect the government to reduce the provision for energy losses in tariffs. This represents a risk for our companies, Cerj and Coelce, because tariffs today recognize a level of losses close to the real level of each company. Consequently, any future reduction will negatively affect Brazilian operations if we are not able to reduce the high level of energy theft.

Brazilian social low-income program. The Brazilian authorities have designed a program that will ensure electricity to those who cannot afford it. The program provides a subsidy to the distributor supply in order to allow residential consumers to pay a lower tariff for energy if they satisfy certain requirements. Consumers have faced difficulties enrolling in government programs of this kind. To solve this problem, ANEEL enacted Resolution No. 148/05, which allows consumers to enjoy the benefits of the government program by making a simple declaration agreeing to deliver the documentation that proves compliance with the applicable requirements of the program until February 2006. It is uncertain whether ANEEL will extend the deadline beyond such date, or whether consumers who have not delivered the required documentation by that date will lose the benefit of the electricity subsidy. Approximately 40% of Cerj’s customers require this benefit in order to pay their electricity bills. If these customers are unable to participate in this program, they may be unable to pay amounts owing to us in a timely manner, if at all, and electricity theft may increase, any of which may adversely affect our operating results.

Universalization Program in Brazil. We are currently participating in the creation of the “Universalization Program”, a governmental initiative to provide electricity in rural areas. This program will require us to make certain investments, and we are uncertain at this time as to the amounts of such required investments or how such investments will be financed.

Risk Factors Related to Argentina

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

Currently, funds may be transferred abroad without the prior authorization of the Argentine Central Bank in order to pay dividends corresponding to prior periods provided that independent accountants have certified the financial statements for such period.

There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.

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

Back to Contents

As of December 31, 2004, the debt of our Argentine subsidiaries amounted to approximately U.S.$ 506 million. As a matter of policy for all of our Argentine subsidiaries, including generation and distribution companies, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due, as permitted by the Argentine Central Bank, and we are rolling over most of our outstanding debt. On December 31, 2003, our Argentine subsidiaries’ total outstanding debt was U.S.$ 620 million, of which U.S.$ 393 million was due during 2004. We paid U.S.$ 113 million of principal and rolled over U.S.$ 280 million. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms acceptable to us.

    Argentine authorities have implemented a number of monetary and currency-exchange control measures that have had, and may continue to have, an adverse effect on our results from operations and financial condition in Argentina.

The Economic Emergency Law has affected Edesur adversely by repealing the provisions of Edesur’s concession contract that permitted its distribution tariffs to be pegged to the dollar, and that provided for certain price indexation mechanisms. Since Edesur’s invoices to its clients are no longer pegged to the dollar, the dollar value of such receivables declined significantly in the wake of the devaluation of the Argentine peso. Because Edesur’s indebtedness is largely dollar-denominated, the above-mentioned factors have had, and may continue to have, a significant negative impact on Edesur’s net income.

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

As of the date of this report, Argentina had nearly completed the restructuring of a substantial portion of its bond indebtedness, but such restructuring continued to be subject to litigation. In addition, an agreement with the IMF had not been reached. The failure to do so could block Argentina’s further access to international financing, affecting the new government’s ability to implement reforms required to restore stability, economic growth and public confidence. In addition, our Argentine subsidiaries may encounter incremental financing risk.

    The Argentine electricity sector shortfalls could impact the interconnection business between Argentina and Brazil.

As a result of the strong increase in domestic demand for natural gas and electricity in Argentina, coupled with the lack of investment in natural gas production and transportation, the Argentine electricity generation business is operating in very tight conditions and as a result may be unable to meet its internal demand and have further difficulties in exporting electricity to Brazil. The Argentine government has adopted measures with the intention of assuring domestic supply. Our Argentine generation subsidiary, Costanera, is not currently allowed to export electricity produced with natural gas, nor is it allowed to purchase electricity in the wholesale market in order to satisfy its export contracts. For these reasons, the electricity capacity and energy contracts that link Argentine generation companies, including Costanera, to CIEN, our affiliated transmission company with an electricity interconnection business between Argentina and Brazil, could be affected adversely. If hydrological conditions in southern Brazil do not improve, or if the Argentine authorities do not relax certain recent restrictions to export electricity to Brazil, CIEN and Costanera may encounter non-performance risk, which could lead to an adverse effect on our companies. (See Item 4, “Endesa-Chile’s Operations in Argentina” and “Endesa-Chile’s Operations in Brazil”).

Back to Contents

Risk Factor Related to Colombia

    Colombia’s electricity power industry has in the past been affected adversely by guerilla attacks.

Guerrilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to any attacks, we cannot assure that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective governmental presence, the guerillas have exerted influence over the local population. In recent years, guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed toward the oil industry. The persisting violence could also result in renewed attacks against electricity assets, which may adversely affect our business. The Colombian government has targeted its intervention on inflation, devaluation, unemployment, fiscal policy and drug-related violence. We cannot assure you, however, that these interventionist measures will result in higher economic growth in Colombia or remove the risks of attack against our electricity assets.

During 2002, our Colombian companies paid an anti-terrorism tax which affected our net income. Although we believe such a tax was non-recurrent, future guerilla or terrorist actions in Colombia may result in similar actions by the Colombian tax authorities.

    Formation of an electronic contract system could affect our business in Colombia.

The Commission for the Regulation of Energy and Gas (CREG) is promoting the creation of an electronic electricity exchange similar to a financial market. This would serve to increase the levels of competition and transparency in energy transactions between the different market players. However, according to preliminary documentation, the contracting parties would not be able to evaluate the creditworthiness of their counterparts. If, in the future, we are forced to conduct transactions through an electronic electricity exchange which does not allow us to assess counterparty credit risk, we will be exposed to a greater risk of payment and non-performance default, which may affect our revenues adversely.

Risk Factor Related to Peru

    We may suffer losses as a result of differences between the node price and the marginal cost of electricity.

In 2004, generators in Peru agreed to meet the demand of the regulated market at the node price through 2007. Each generator will supply energy in proportion to its share of installed capacity. This agreement exposes the company to possible losses as a result of differences between the node price and the marginal cost of electricity because the company may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices.

Law 28,447 of December 2004 changed the node price calculation method, which will now be set annually rather than semi-annually, and modified the study period for calculation of the node price. This period is of 12 months prior to the price setting and 24 months of projected future demand and supply of energy. It is still not possible to foresee the impacts of this new calculation mechanism.

    Future tariff reductions may adversely affect our business.

VAD Tariff Setting Process. The new VAD tariffs will be introduced in November 2005. Due to the early stage of the process, it is not possible to estimate the impact, if any, that these new tariffs will have on Edelnor’s results of operations.

Secondary Transmission Tariff Setting Process. The tariff setting process for secondary transmission systems (grids which are not part of the principal systems and are used to link generators or customers with the main grid) began in May 2005. This process will give rise to new tariffs at the end of 2006, and could affect Edelnor as owner of secondary transmission systems.

Back to Contents

    Future regulatory reforms may adversely affect our business.

Governmental authorities are currently in discussions with electricity companies to explore a future reform of the Peruvian electricity sector regulatory framework. Due to the early stage of conversations, we cannot estimate whether this reform will take place or not, or what its scope could be.

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

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

Introduction

We are an electricity utility company primarily engaged, through our principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. We are one of the largest private sector electricity companies in South America in terms of consolidated assets and operating revenues with over 10 million customers and the largest electricity company in Chile. Through Endesa-Chile, our largest consolidated subsidiary, we are one of the largest private sector electricity generation company in South America in terms of installed capacity. We also have smaller operations in other non-electricity businesses. Endesa-Spain, Spain’s largest electricity generation and distribution company, acquired control of our company in April 1999 and owned 60.62% of our outstanding shares as of December 31, 2004.

For the eight years ended December 31, 2004, we have ranked as the largest private sector electricity company in Chile, measured by consolidated assets and consolidated operating revenues. As of and for the year ended December 31, 2004, our consolidated assets were Ch$ 10,507.5 billion and our consolidated operating revenue was Ch$ 2,708.9 billion.

We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A., and two distribution companies, one with a concession in Region V, the current Chilquinta S.A., and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In 1989, Río Maipo was spun off from Chilectra, and Río Maipo has since operated the electricity distribution concession in the more rural southern and western portions of the Santiago metropolitan region. Enersis sold Río Maipo on April 30, 2003. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa-Chile. We began our international operations with the 1992 investment in Edesur, the Argentine electricity distribution company. We then expanded primarily into electricity generation and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. Currently, we remain focused on the electricity sector, although we also have small operations in other businesses.

Back to Contents

    Electricity Generation

Our electricity generation business is conducted primarily through Endesa-Chile, which has operations in Chile, Argentina, Brazil, Colombia and Peru. As of December 31, 2004, Endesa-Chile, together with its principal subsidiaries and related companies, accounted for an aggregate of 12,333 MW of generation capacity. In addition, Enersis participates in the electricity generation sector in Brazil through our 49% equity interest in Central Geradora Termelectrica Fortaleza (“CGTF”) with a 319 MW capacity, and through 62 MW of capacity owned by our subsidiary, Cerj.

Endesa-Chile’s consolidated electricity production reached 47,366 GWh in 2004, 11.1% greater than the 42,626 GWh produced in 2003. Total generation in 2002 was 40,760 GWh. In the electricity industry it is common to segment the business into hydroelectric and thermoelectric generation. This is done because each method of generation has different variable costs for generating electricity. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, consequently increasing the variable costs of generation. Of Endesa-Chile’s consolidated generation, 74% was from hydroelectrical sources while the remaining 26% from thermal sources.

The following table summarizes the information relating to Endesa-Chile’s electricity generation:

			Year ended December 2002

	2002		2003		2004

	(GWh)%		(GWh)%		(GWh)%

Hydroelectric Generation	34,304	84	35,035	82	34,858	74
Thermal Generation	6,456	16	7,591	18	12,508	26

Total Generation	40,760	100	42,626	100	47,366	100

Endesa-Chile’s Operation in Chile

The Chilean electricity system is divided into four systems: Sistema Interconectado Central (the “SIC”); Sistema Interconectado del Norte Grande (the “SING”); and two minor isolated systems, Aysén and Magallanes.

Endesa-Chile is the largest electricity generation company in Chile measured by installed capacity and one of the largest private sector electricity companies in the country. Endesa-Chile had operating income of Ch$ 397.2 billion and Ch$ 360.5 billion for the fiscal years ended December 31, 2004 and 2003, respectively. We own 60.0% of Endesa-Chile.

As of December 31, 2004, Endesa-Chile had a total of 22 generation facilities in Chile. Twenty of the generation facilities owned and operated by Endesa-Chile in Chile were connected to the SIC, with the remaining generation facilities located in the SING. These generation facilities provide electricity to the northern mining region of Chile.

The SIC, the largest of the systems, extends 2,400 km from Tal Tal in the north to Quellón on the southern island of Chiloé. Installed capacity in December 2004 was 8,290 MW (defined as the maximum power considered by CDEC-SIC in the calculation of firm power in 2004), 61% of which is hydroelectric and 39% thermal. Peak demand on the SIC in 2004 was 5,430 MW and annual physical sales were 34,627 GWh. Electricity sales to the SIC grew by 7.9 % from 2003 to 2004. The SIC covers the area where over 70% of the Chilean demand for electricity is located.

Back to Contents

The SING covers the northern territory of the country from Arica to Coloso, a distance of approximately 700 km. The SING has an installed capacity as of December 2004 of 3,596 MW, 99% of which is thermal. Peak hourly generation in the SING in 2004 was 1,645 MW and annual physical sales were 11,240 GWh. Consumption in the SING grew by 7.3 % from 2003 to 2004.

We and our Chilean generation subsidiaries supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the market pool. Commercial relationships with customers are normally governed by formal contracts. Supply contracts with distribution companies must be adjudicated in a bidding process, have a price fixed by governmental authorities, are generally standardized and have an average term of ten years. Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and all the conditions are agreed upon between both parties and reflect competitive market conditions. As of December 31, 2004, 56.3% of Endesa-Chile’s energy production in Chile was sold to regulated customers, 26.4% to unregulated customers and 17.3% was sold in the spot market. For further information, see “Electricity Industry Regulatory Framework.”

In 2002, 2003 and 2004, Endesa-Chile had 67, 60 and 56 customers in Chile, respectively, including the main distribution companies of the SIC and the major unregulated industrial customers. During the last three years, sales to unregulated customers represented approximately one-third of Endesa-Chile’s total energy sales.

The following table sets out information relating to Endesa-Chile’s installed capacity and electricity sales in Chile:

	Year ended December 31

	2002	2003	2004

Installed Capacity (MW)	3,935	3,763	4,477
Electricity Sales (GWh)	18,344	18,681	18,462

Total installed capacity increased by 690 MW with the Ralco hydroelectric plant, which started its operations in September 2004, and by 23 MW with one unit of Diego de Almagro which we have rented from Codelco.

The Company’s total electricity generation in Chile reached 16,797 GWh in 2004, 1.7% higher than in 2003, and accounted for approximately 35% of total electricity production in Chile.

Natural Gas. Our first gas-fired plant built by San Isidro, a 75%-owned subsidiary of Endesa-Chile, commenced its operations in the SIC in October 1998. Endesa-Chile, through its subsidiary Electrogas S.A., has a 42.5% interest in a consortium which built a natural gas pipeline from Santiago to Quillota to supply natural gas to the combined cycle plants built by San Isidro and Colbún, a competitor, and to regional gas distribution companies. The pipeline became fully operational in two stages during 1998. We also contract for delivery of gas from third parties.

Endesa-Chile has a 50% ownership interest in GasAtacama S.A., a company incorporated in Chile. CMS Energy Corp. (CMS), a U.S. corporation, has the remaining 50% ownership interest. GasAtacama, a holding company, operates, through a subsidiary, a 940 kilometer natural gas pipeline from northern Argentina into northern Chile. GasAtacama acts through Gasoducto Atacama Chile S.A. and Gasoducto Atacama Argentina S.A., which own and operate the pipeline, as well as GasAtacama Generación, which owns and operates a thermal generation plant.

Hydrological conditions and rationing decree. A substantial portion of Endesa-Chile’s operations in Chile, Argentina, Brazil, Colombia and Peru involve hydroelectric generation and, accordingly, are dependent upon hydrological conditions prevailing from time to time in the geographic regions in which it operates. Endesa-Chile’s operations in Chile, Argentina and Colombia were affected adversely by extreme weather conditions during 1996 and the first part of 1997. In addition, beginning with the second half of 1998, and lasting through June 1999, Chile endured the worst drought in its recorded history, as measured by rainfall and snow-melt runoffs during such period in the SIC. During periods of drought conditions, the amount of electricity that Endesa-Chile has contractually agreed to provide may exceed the amount of electricity that it is able to generate, which means that Endesa-Chile is then required to purchase electricity from thermal producers on the spot market in order to satisfy its contractual

Back to Contents

commitments. The cost of these spot market purchases may, under certain circumstances, exceed price at which Endesa-Chile sells electricity under contracts, resulting in a loss. Endesa-Chile attempts to minimize the effect of poor hydrological conditions on its operations in any year primarily by limiting contractual sales requirements to an amount not in excess of estimated production in a dry year. In determining estimated production in a dry year, Endesa-Chile takes into account available statistical information concerning rainfall and water-flows, as well as the capacity of key reservoirs. In addition, Endesa-Chile may take other measures such as using water from reservoirs, installing temporary thermal capacity, negotiating lower consumption levels with its unregulated customers and negotiating with other water users. However, in 1998 and the first half of 1999, for example, contractual commitments exceeded ability to supply electricity to customers from Endesa-Chile’s own production. The severity of the 1998-1999 drought, coupled with delays in the beginning of operation of a large gas-fired plant of Colbún, led to the implementation by the Chilean Ministry of the Economy of periods of electricity rationing in 1998 and 1999.

    Government Resolutions adopted during 2004

The Argentine Gas Crisis: Argentina is currently going through what has been called a “Natural Gas Crisis”. Towards the end of the first quarter of 2004, the Argentine Government announced the restriction of natural gas exports and distribution within Argentina. The main causes of these restrictions are the lack of investment in extraction and transportation capacity within Argentina, as well as the increased internal demand for natural gas. Both elements are due to the pesification of natural gas contracts and the freezing of the price of natural gas in Argentina since the beginning of 2002. The resulting artificially low price encouraged consumers to replace more expensive oil derivative energy with natural gas, leading to an explosive growth in demand. At the same time, the fixed, low price of natural gas discouraged producers from investing in natural gas exploration and increasing their extraction and transportation capacity. Consequently, current supply is not able to satisfy internal demand and export commitments. Strong demand for electricity in Chile’s central region, which increased by 7.9% in 2004 and is expected to continue to increase significantly in the foreseeable future, combined with the low level of investment in the electricity sector, makes the Chilean electricity sector particularly vulnerable to the adverse effects of the Argentine natural gas crisis. Endesa-Chile’s thermal plants San Isidro and Taltal use natural gas for thermal generation and have take-or-pay gas contracts with Argentine suppliers. On March 26, 2004, the Argentine government, in order to reduce the risk of domestic residential shortages, announced a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since that date, Argentina has significantly curtailed its natural exports to Chile. As a result, Endesa-Chile’s thermal plants have at times been forced to, and may in the future continue to be forced to, shift to more expensive fuel oil.

Endesa-Chile’s Operations in Argentina

Endesa-Chile participates in electricity generation in Argentina through its subsidiaries Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,303 MW. In 2004, Endesa-Chile’s hydro and thermal generation plants in Argentina represented 15% of the country’s total electricity generation capacity, in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA.

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces in southern Argentina (the Comahue Zone). It has two hydroelectric power stations with an aggregate installed capacity of 1,320 MW. El Chocón is currently the second largest hydroelectric facility in Argentina. El Chocón has a 30-year concession, which was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process. Endesa-Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession. Endesa-Chile’s has an indirect ownership of 47.4% and a 65.2% voting share in El Chocón.

Costanera is a publicly traded electricity generation company in Buenos Aires, Argentina, with total installed capacity of 2,303 MW, which includes a 1,451 MW oil and gas-fired generation facility and a 852 MW natural gas combined-cycle facility in Buenos Aires, that came into service in December 1998. The facility was acquired from the Argentine government following the privatization of Servicios Eléctricos del Gran Buenos Aires S.A. in 1992, when Endesa-Chile acquired a 24% interest. Endesa-Chile subsequently increased its interest, reaching a total ownership share to date, through its subsidiary Endesa Argentina, of 64.3%.

Back to Contents

In 1996 and 1997, the governments of Argentina and Brazil subscribed several protocols and memoranda of understanding related to energy integration and interconnection between the two countries. Subsequent to such governmental agreements, and in that cross-country energy integration framework, Costanera contracted to sell 500 MW of electricity capacity to CIEN, a Brazilian company in which Endesa-Chile has a 45% interest, until 2020. An additional 462 MW of Costanera’s capacity is committed to Brazil through a contractual agreement with CEMSA, a 45%-owned Argentine affiliate of Endesa-Chile. Costanera has received payments for having take-or-pay capacity available for Brazil. During 2004, Costanera’s electricity generation was affected by the natural gas crisis in the Argentine economy. Costanera has the ability to operate its steam turbine power plant with either natural gas or fuel oil.

Because of the very tight electricity and natural gas conditions currently prevailing in Argentina, local authorities have not recently allowed generation companies, including Costanera, to export electricity produced with natural gas. In addition, Argentine Resolutions 426/04 and 949/04 only permit export contracts to be satisfied with generation units that were previously identified for such purpose, and do not allow the purchase of any deficits in the M.E.M., the electricity wholesale market. For this reason, on April 27, 2005, Costanera, alluding to the precarious state of the wholesale electricity market in Argentina, and to completely involuntary reasons, invoked force majeure clauses in its export agreements with CIEN and CEMSA in order to explain that is was able to only partially comply with the terms under such export contracts. As of the date of this annual report, it is uncertain whether Costanera will be able to continue servicing its export contracts.

The following table sets out information regarding Endesa-Chile’s installed capacity and electricity sales in Argentina for the periods indicated:

	Year ended December 31

	2002	2003	2004

Installed Capacity (MW)	3,622	3,622	3,623
Electricity Sales (GWh)	7,897	9,259	11,604

Endesa-Chile’s Operations in Brazil

In September 1997, a consortium comprised of Endesa-Chile, with an 81.9% interest and Endesa-Chile’s Peruvian affiliate, Edegel, with its 18.1% interest, was awarded 79.4% of the share capital of Cachoeira Dourada in a 30-year concession. Between 1997 and 2003, Endesa-Chile increased its total indirect ownership in Cachoeira Dourada to 92.5%, and its voting share to 99.6%. Cachoeira Dourada, incorporated in Brazil, is located in Goias state, south of Brasilia. It owns a run-of-the-river hydroelectric plant with a total installed capacity of 658 MW, representing approximately 0.7% of the total installed capacity in the Brazilian market, according to ANEEL. Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when Endesa-Chile acquired the concession of Cachoeira Dourada, with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), a regional state-owned distribution company. The contract has a term of 15 years, expiring in 2012. Until 2002, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW). That amount was reduced by 10% (42 MW) per year beginning in September 2002. As a result, physical sales to CELG declined by 11% in 2004 as compared to 2003. The electricity generated monthly in excess of Cachoeira Dourada’s contractual commitment to CELG is sold to third parties, including the pool market.

In addition to its ownership of Cachoeira Dourada, Endesa-Chile operates in Brazil through its affiliate, CIEN, of which Endesa-Chile has a 45% ownership interest, in the trading and transportation of electricity between Argentina and Brazil. See “–Organization Structure” for details. Through CIEN, Endesa-Chile has participated in a 2,000 MW interconnection project corresponding to the transmission line between Argentina and Brazil. CIEN has received two twenty-year authorizations from ANEEL (which expire in 2020 and 2022) to operate the Brazilian side of the transmission lines, after which time the transmission lines and the converter stations will become the property of the Brazilian government. CIEN, through its subsidiaries CTM and TESA, owns and operates the Argentine side of both lines.

CIEN has executed four energy sales agreements to sell energy in Brazil with the following customers: Furnas Centrais Elétricas S.A. (“Furnas”); Centrais Geradoras do Sul do Brasil S.A. (“Gerasul”); Companhia Paranaense de Energia - COPEL (“Copel”) and Companhia de Electricidade do Río de Janeiro (“Cerj”). The contracts are at fixed real-denominated prices, indexed in part to the dollar. The contracts with Gerasul and Furnas are not “take or pay” as to the amount of energy to be purchased, but do require the supply of 1,000 MW of capacity at all times. In order to satisfy its commitments with Brazilian customers, CIEN maintains contracts with Argentine generators, including Endesa-Chile’s subsidiary in Argentina, Costanera.

Back to Contents

Due to generation constraints in Argentina and after conducting certain tests for actual generation availability and guaranteed energy, on March 31, 2005, certain resolutions by the ANEEL and the MME (the Ministry of Mines and Energy) reduced CIEN’s “guaranteed energy” (a theoretical regulatory concept related to the capacity that is recognized for purposes of contracts between energy producers and their clients) from approximately 1,700 MW to 400 MW, although such restriction is subject to review by the ANEEL in the event that CIEN can restore its electricity imports from Argentina.

If Argentine generators continue to be unable to fulfill their contracts with CIEN and the aforementioned resolutions are not relaxed by ANEEL, CIEN may be forced to renegotiate its contracts with its suppliers and its customers. CIEN may also be subject to penalties if it is found to be in breach of contract with its Brazilian clients or with norms issued by the Brazilian regulatory authorities. As of the date of this annual report, some of CIEN’s clients, under the first interconnection line, have rejected force majeure claims made by our transmission related company.

The following table sets out certain statistical information regarding Endesa-Chile’s installed capacity and electricity sales in Brazil for the periods indicated below. Electricity demand in Brazil increased 5.0% during 2004, 5.3% during 2003 and 5.2% during 2002 after decreasing in 2001 as a consequence of the government rationing program which limited the amount of electricity consumers could utilize.

	Year ended December 31

	2002	2003	2004

Installed Capacity (MW)-Cachoeira Dourada	658	658	658
Electricity Sales (GWh)	3,591	3,770	3,902

Endesa-Chile’s Operations in Colombia

Endesa-Chile controls two electricity generation companies in Colombia, Betania and Emgesa. Betania is a hydroelectric generation facility with installed capacity of 540 MW, and is located at the intersection of the Magdalena and Yaguará rivers, in the southwest of Colombia. In December 1996, a consortium comprised of Endesa-Chile, with a 75% interest, and the Colombian company Corfivalle, with the remaining 25% interest, was awarded 99.9% of the share capital of Betania. Following a capital increase in 1999, in which Corfivalle did not participate, Endesa-Chile’s economic interest increased to 85.6% of Betania.

Endesa-Chile’s economic interest in Emgesa, a Colombian generation company with total installed generating capacity of 2,069 MW, is 22.4%, while its voting interest is 57.1%.

The following table sets out information regarding the installed capacity and electricity sales for Endesa-Chile’s subsidiaries in Colombia for the periods indicated:

	Year ended December 31

	2002	2003	2004

Installed Capacity (MW)	2,735	2,589	2,609
Electricity Sales (GWh)	14,639	14,481	15,148

Approximately 91% of Endesa-Chile’s total installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Endesa-Chile’s generation market share in Colombia in 2004 was approximately 25% according to ISA. In addition to hydrological conditions, the amount of generation is dependent on the company’s commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which Endesa-Chile operates. Companies are free to offer their electricity on any given day at the price that they determine convenient, as opposed to being forced by a centralized operating entity to generate according to the minimum marginal costs of the system. Betania and Emgesa sold approximately 64% of their electricity under contracts in 2004, with the remainder under non-contract sales.

Back to Contents

Endesa-Chile’s Operations in Peru

Edegel is an electricity generation company, acquired by Endesa-Chile in 1995. It currently owns seven hydroelectric plants (Huinco, Matucana, Callahuanca, Moyopampa, Huampani, Yanango and Chimay) and one thermal plant (Santa Rosa), with a combined installed capacity of 967 MW. As of December 31, 2004, Endesa-Chile had a 37.9% indirect ownership share in this subsidiary. Endesa-Chile has a 63.6% voting share in Edegel through Generandes Peru S.A.

The following table sets forth information regarding Endesa-Chile’s installed capacity and electricity sales in Peru for the periods indicated:

	Year ended December 31

	2002	2003	2004

Installed Capacity (MW)	1,003	967	967
Electricity Sales (GWh)	4,158	4,443	4,328

Endesa-Chile’s hydroelectric and thermal generation plants in Peru represent 22% of the country’s total electricity generation capacity according to the information reported in October 2004 by the Osinerg for the calculation of the node prices.

    Enersis Generation Business (CGTF)

CGTF is 51%-owned by Endesa Internacional, S.A., a wholly owned subsidiary of Endesa-Spain, and 49%-owned by Enersis. CGTF owns a combined cycle generating plant, located 50 kilometers from the capital of the Brazilian State of Ceará, which initiated commercial operations in December 2003.

During the first semester of 2004, it operated on a continuous basis for a period of nearly 100 days. This permitted the testing of the equipment, especially during the period of the guarantee, and the plant operated as planned. On January 28, 2004 the National Agency for Electric Energy (ANEEL) issued Resolution Nº 40, which reduced the firm capacity of the plants in the northeast, including Endesa Fortaleza, as a result of the problems with the supply of gas in the region. On November 18, 2004, an agreement was signed by Endesa Fortaleza, other plants in the Thermo Electricity Priority Program (PPT) in the northeast and by Petrobrás, with the intervention of ONS and CCEE (ex MAE), which re-established the original firm capacity for the plants that signed the agreement. This operating procedure was approved by ANEEL on December 24, 2004.

Gross generation in 2004 amounted to 1,322 GWh and sales of energy for Coelce during 2004 amounted to 2,690 GWh. Endesa Fortaleza has a fixed contract with CEGÁS/Petrobrás for the purchase of gas for a volume of 1,550,000 cubic meters per day.

The installed capacity is 319 MW and the market share of Endesa Fortaleza is 0.5% of the total installed capacity of the National Integrated System (SIN) and 3.2% of the thermoelectric generators. This is a combined cycle plant that can utilize natural gas or fuel oil.

Electricity Distribution

Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Cerj and Coelce, in Colombia through Codensa and in Peru through Edelnor. For the year ended December 31, 2004, our principal subsidiaries and related companies sold approximately 52,314 GWh of electricity. For more information on energy sales by our distribution subsidiaries for the past three fiscal years, see “Item 3. Key Information—A. Selected Financial Data.” Currently, Chilectra is the technical operator of Edesur, Edelnor, Cerj and Coelce.

Back to Contents

Chilectra

Chilectra is the largest electricity distribution company in Chile in terms of regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$ 97.6 billion for the year ended December 31, 2004. Subsequent to a tender offer that commenced in November 2000 and was renewed in July 2001, we increased our equity stake in Chilectra by 26%, and we now (directly) own a 98.2% interest. Chilectra operates in a concession area of 2,118 square kilometers.

Chilectra transmits and distributes electricity in 33 municipalities of the Santiago metropolitan region. Chilectra’s service area is defined mainly as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental and toll customers, as well as Compañía Eléctrica del Río Maipo S.A., among others. The Santiago metropolitan region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in Chile. As of December 31, 2004, Chilectra served approximately 1.4 million customers.

Chilectra currently owns a 34% interest in Edesur and, as the operator of Edesur through 2007, receives management fees pursuant to the terms of an operating agreement between Chilectra and the stockholders of Edesur. In November 2004, this agreement was amended to change the composition of Chilectra’s management fees. Chilectra will receive fixed income of U.S.$ 50,000 per month, plus a variable fee, which will be calculated based on the number of effective hours in which Chilectra assisted Edesur.

In January 2004, Cerj’s shareholders approved a capital increase of 1,339,623 million shares. In this operation, Enersis capitalized intercompany loans for approximately U.S.$ 243 million. During March 2004, Chilectra acquired part of Enersis’ share of Cerj for approximately U.S.$ 138 million, increasing its interest in Cerj from 41.2% to 46.1%. Its interest in Coelce in Brazil was also indirectly increased, through Cerj, from 14.4% to 15.4% as of December 2004. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru. Chilectra is the operator of Cerj, Coelce and Edelnor, although there are no operator fees associated with these arrangements.

Chilectra has significantly improved its operating efficiency by steadily reducing energy losses from both theft and technical factors from 22.4% in 1983, at the time of Chilectra’s privatization, to 5.2% as of December 31, 2004. Chilectra has also implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.

In 2004, Chilectra’s energy sales amounted to 11,317 GWh. For the five-year period ended December 31, 2004, physical energy sales increased at a compounded annual rate of 6.3%. For the year ended December 31, 2004, revenues from electricity sales were Ch$ 483.0 billion.

Edesur

Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases. Pursuant to an agreement entered into with Edesur, Chilectra is and will remain the technical operator of Edesur until 2007. Our economic interest in Edesur increased to 65.1%. Edesur operates in a concession area of 3,309 square kilometers.

Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area. Edesur’s service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires. As of December 31, 2004, Edesur distributed electricity to 2.1 million customers. For the fiscal year ended December 31, 2004, residential, commercial, industrial and other customers, primarily public and municipal, represented approximately 23%, 33%, 22% and 22%, respectively, of Edesur’s total energy sales of 13,322 GWh. Edesur had energy losses of 11.8% for the fiscal years ended December 31, 2004 and 2003 compared to 11.6% in 2002.

For the year ended December 31, 2004, Edesur’s physical energy sales increased by approximately 5.3%, to 13,322 GWh, compared to 12,656 GWh in 2003 and 12,138 GWh in 2002. Energy sales at Edesur in 2002 include toll revenues received from other companies for the use of Edesur’s distribution network.

Back to Contents

Cerj

Cerj is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil. As of December 31, 2004, we had an 80.4% interest in Cerj. Chilectra is Cerj’s technical operator but does not receive any fees for its role as operator.

Cerj is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.1 million customers in a concession area of 32,054 square kilometers, where an estimated 6.1 million people live. As of December 31, 2004, residential, commercial, industrial and other customers represented approximately 41%, 20%, 20% and 19%, respectively, of Cerj’s total sales of 7,628 GWh. Cerj also owns nine small power plants in the State of Rio de Janeiro with a total installed capacity of 62 MW.

Coelce

We hold a 31.2% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 52% interest in Investluz, which owns 56.6% of the capital stock of Coelce. We acquired our interest in Coelce in the second quarter of 1998. Chilectra is Coelce’s technical operator but does not receive fees for its role as operator. As of December 31, 2004, Coelce served over 2.3 million customers within a concession area of 148,825 square kilometers. During 2004, Coelce had annual sales of 6,141 GWh of energy. Coelce’s energy sales increased by 4.0% in 2004 compared to 2003.

Coelce has a relatively stable client base with residential clients representing approximately 30% of energy sold. Approximately 34% of the population and 41% of the energy demand in the State of Ceará are presently concentrated in the metropolitan area of the capital city of Fortaleza. In 2004, Coelce bought 54.2% of its energy from Companhia Hidroelétrica do São Francisco, 37.7% from CGTF and 8.1% from other suppliers.

As of December 31, 2004, residential, commercial, industrial and other customers represented approximately 30%, 18%, 29% and 23%, respectively, of Coelce’s total energy sales.

As of December 31, 2004, Coelce’s energy losses were 13.9% compared to 13.5% in 2003.

Codensa

We hold a 21.7% economic interest in Codensa, an electricity distribution company that serves a region of approximately 14,087 square kilometers in Bogotá, and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá. More than 11.9 million people, or approximately 22.6% of the Colombian population, live in Codensa’s service area. Codensa serves approximately 2.0 million customers in its service area. During 2004, Luz de Bogotá S.A. was dissolved. Enersis’ previous investment through Luz de Bogota in Codensa is now directly held by Enersis. A subsidiary of Endesa-Spain is the technical operator of Codensa. Operating income was Ch$ 84.4 billion for the year ended December 31, 2004. During 2004, Codensa had annual sales of 9,656 GWh, of which, residential, commercial, industrial and other customers represented approximately 37%, 14%, 6% and 43%, respectively. Codensa purchased 51% of its energy in 2004 from Emgesa, a generating company controlled by Endesa-Chile, and 49% from other suppliers. Physical energy sales increased by 4.3% in 2004 compared to 2003. Since 2001, Codensa only services regulated clients. The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá.

In 2004, Codensa had energy losses of 9.7% compared to 10.2% in 2003 and 10.3% in 2002. We will continue implementing the same energy loss reduction measures that we have applied in Chile, Argentina and Peru.

Edelnor

Edelnor is a Peruvian electricity distribution company that is 60% owned by Distrilima. Chilectra is Edelnor’s operator but does not receive any fees for its role as operator. As of December 31, 2004, we owned an equity interest of 55.7% in Distrilima which represents a 33.4% interest in Edelnor. Edelnor operates in a concession area of 2,440 square kilometers and its operating income was Ch$ 27.8 billion as of December 31, 2004.

Back to Contents

Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura and Barranca, and in the adjacent province of Callao. As of December 31, 2004, Edelnor distributed electricity to approximately 912,000 customers, a 2.3% increase from December 31, 2003.

Edelnor had energy losses of 8.4% in 2004, remaining at the same level as in 2003.

For the year ended December 31, 2004, Edelnor had total energy sales of 4,250 GWh. The compounded annual growth rate in energy sales from 2000 to 2004 was 4.4% per annum.

    Other Businesses

IMV

IMV, our wholly owned subsidiary, develops real estate projects in Chile. Among other projects, IMV has a 55% interest in ENEA, a long-term project involving 2,594 acres near Santiago’s international airport. The goal of this project is to create both industrial and residential lots. Autopista Costanera Norte, an important new highway that crosses Santiago and passes through ENEA’s properties, has increased the value of the project. The real estate business is not a core business of Enersis and, as a result, we plan to divest our interest in IMV under the best possible conditions.

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

B.   Business overview.

Business Strategy

We believe that there is long-term potential for significant growth in per capita energy demand in South America, as well as for significant growth attributable to demographic trends, and we seek to take advantage of our know-how and market position as the leading private sector electricity company in the region to:

•	enhance earnings through expansion of our unregulated client base;

•	improve our operating margins by reducing the operating costs of our existing businesses; and

•	take advantage of the continued demographic growth in the regions where we operate.

Back to Contents

    We believe that we have considerable expertise in managing utilities, including:

•	reducing energy losses associated with distribution businesses over the long term;

•	building and operating generation facilities;

•	implementing proprietary billing and accounts receivable management systems;

•	increasing work force productivity while maintaining good labor relations;

•	operating under a range of tariff and regulatory frameworks that reward efficient operations; and

•	maximizing our return on actively managed subsidiaries

We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We are currently expecting to undertake two such transactions; namely, a reorganization of all of the Group’s interests in Brazil and a generation company merger in Peru.

The Brazilian project, which was approved by our Board of Directors on May 24, 2005, seeks to simplify the shareholding structure of our Brazilian companies by having all of them become subsidiaries of a new Brazilian holding company, Endesa Brasil S.A. (“Endesa-Brasil”). Our Brazilian companies are currently owned by Endesa Internacional (our parent company, and a subsidiary of ENDESA, S.A.), Endesa-Chile, Chilectra and Enersis (the “Contributing Shareholders”). The initial intention is for Endesa-Brasil to be ultimately owned approximately as follows: Endesa-Chile, Endesa Internacional and Chilectra would have voting interests of 33.6%, 23.7%, and 19.2%, respectively. Enersis, on a stand-alone basis, would have a 23.5% interest. Because of Enersis’ interests in both Endesa-Chile and Chilectra, Enersis would hold majority control over Endesa-Brasil, and would consolidate the company.

The Brazilian project calls for Endesa-Brasil’s shareholders’ equity to be constituted by successive capital contributions by the Contributing Shareholders of their interests in each of the following companies domiciled in Brazil: Cerj, C.G.T. Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce. An investment agreement regulates the manner in which the capital contributions are scheduled to take place, as well as the rights and obligations of each of the Contributing Shareholders. The investment agreement calls for a deferred contribution of Cerj’s shares because of tax considerations. Approximately 45% of Cerj shares in the hands of the Contributing Shareholders will be contributed in a future capital increase, to be held no later than 2008. The aggregate book value at December 31, 2004 of the shares expected to be contributed to Endesa-Brasil was R$ 3,575 million (or US$ 1.4 billion at year-end exchange rates). Completion of the Brazilian reorganization is subject to receipt of regulatory approvals in Brazil.

The aim of the Brazilian reorganization is to enhance access to third-party financings (including the domestic capital markets), improve positioning for potential growth opportunities, achieve greater stability for cash flows through a centralized cash management, as well as generate operating synergies. Endesa-Brasil will be governed through a shareholders’ agreement among the Contributing Shareholders.

The goal of the Peruvian project is to achieve generation synergies through the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”), a 500 MW thermoelectric generation company 60%-owned by Endesa-Spain. As of the date of this annual report, this merger has not yet been approved.

There can be no assurance that either of these projects will be undertaken or that they will ultimately achieve the intended goals that have been described above.

Capital Investment Program

We coordinate the overall financing strategy of our subsidiaries and intercompany advances to optimize debt management as well as the terms and conditions of our financing. Our operating subsidiaries independently develop capital expenditure plans financed by internally generated funds or direct financings. One of our aims is to focus on investments that will provide a long-term benefit, such as energy loss reduction projects. Additionally, by focusing on the Enersis group as a whole and seeking to provide services across the group, we are aiming to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems.

Back to Contents

For the period between 2005 and 2009, we expect to make capital expenditures of approximately Ch$ 1,884 billion in our majority-owned subsidiaries, including Endesa-Chile. The table below sets forth the capital expenditures made by our subsidiaries in 2004 and the expected capital expenditures for the period 2005-2009.

	Capital Expenditure

	(in billions of Ch$ )
	2004	2005-2009

Electricity Generation
Endesa-Chile (Chile, Argentina, Brazil, Colombia and Peru)	90	490
Electricity Distribution
Chilectra (Chile)	44	233
Edesur (Argentina)	27	285
Cerj (Brazil)	47	272
Coelce (Brazil)	33	303
Codensa (Colombia)	22	202
Edelnor (Peru)	12	84
Other Businesses	6	15

Total	281	1,884

    Electricity Generation

Endesa-Chile had total capital expenditures of Ch$ 90 billion in 2004. For the period between 2005 and 2009, Endesa-Chile expects to make further capital expenditures of approximately Ch$ 490 billion in maintenance of existing operating plants expand installed capacity. Endesa-Chile is currently evaluating the construction of the San Isidro II 370 MW thermal power plant, which will be located next to San Isidro I. On August 16, 2004, the Chilean environmental authority approved the environmental impact study for the plant, which has a total expected investment cost of U.S.$ 220 million. This project will be fully owned by Endesa Chile and is currently awaiting determination of the availability of liquified natural gas for Chile. The financing for the San Isidro II project has not been determined.

    Electricity Distribution

All of our distribution companies expect to fund capital expenditures through internally generated funds. In 2004, Chilectra incurred capital expenditures of Ch$ 44 billion. The capital expenditures were principally to support demographic growth and new clients. Edesur incurred capital expenditures of Ch$ 27 billion in 2004, principally due to repairs and expansion of existing facilities to support new clients, and to improve quality. During 2004 Cerj incurred capital expenditures of Ch$ 47 billion due to expansion of existing facilities and reduction of energy losses. In 2004, Coelce had capital expenditures of Ch$ 33 billion. The capital expenditures were principally made to support new clients and to meet regulatory requirements.

Competition

In the electricity generation business, companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.

Our Chilean subsidiary, Endesa-Chile, competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (formerly Chilgener S.A.) (“Gener”) and Colbún S.A. (“Colbún”). According to statistics published by autonomous generating industry groups, known as Centro de Despacho Económico de Carga (“CDEC”), as of December 31, 2004, in Chile Gener had an installed capacity of 1,498 MW, of which approximately 82% was thermal electric, and Colbún had an installed capacity of 1,651 MW, of which approximately 52% was thermal electric. Colbún increased its capacity during 2004 with the steam turbine of Nehuenco II. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC. Endesa-Chile believes that it has considerable competitive strength in the SIC due to its large diversified capacity, extensive geographic coverage, technical expertise, customer service and established commercial relationships. In addition, as 76% of Endesa-Chile’s installed capacity is derived from hydroelectric power plants, Endesa-Chile generally has lower production costs than companies generating electricity in the SIC from thermal plants. During periods of extended droughts, however, Endesa-Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.

Back to Contents

Endesa-Chile, through its subsidiary Celta, has one 182 MW thermal power plant connected to the SING, which represents approximately 5% of the total capacity of the SING. Through its associate company GasAtacama Generación Limitada, Endesa-Chile has an additional participation in the SING, with a total 26.8% of the SING’s total installed capacity in 2004. The main generation companies operating in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A.

Also within our electricity generation business segment, our Argentine subsidiaries, Costanera and El Chocón, compete against other important operators in the Argentine market such as AES, Pluspetrol, PECOM Energia and TotalFinaElf. Our Peruvian subsidiary, Edegel, competes within the Peruvian market against Electroperú, Egenor, Enersur, Eepsa and Etevensa. Our Colombian subsidiaries, Betania and Emgesa compete against AES and Unión Fenosa within the Colombian market. Finally, our Brazilian subsidiary, Cachoeira Dourada, competes against other important private operators in the Brazilian market, including Tractebel, AES, Duke and state-owned Eletrobrás.

In the electricity distribution business segment, each one of our subsidiaries is a natural monopoly in its respective concession area. There are natural, although not legal, barriers to entry since it is uneconomic for more than one distribution company to operate in the same concession area. However, the long-term trend in many of our markets is toward increased competition through the incorporation, among other matters, of trading companies that compete with distribution companies for certain customers. In addition, distribution companies are normally allowed to charge trading companies a toll for the use of their lines. At the date of this annual report, the only such country where there is a trading market is Colombia. At the same time, if such trading companies are allowed in other countries by future regulatory changes, we would expect to form such trading companies ourselves in order to compete effectively with our existing technical and commercial know-how.

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

Electricity generation companies compete with each other to obtain long-term contracts with distribution companies, and they compete with each other and with distribution companies to provide service to unregulated (high-usage) customers. All sales to regulated customers are subject to tariffs that fix the maximum prices that can be charged. The Chilean Electricity Law requires that the difference between such maximum prices charged to regulated customers and actual prices to unregulated customers not exceed 5% on average. Any variation of more than 5% requires that the regulated prices be adjusted. Consequently, competition for sales to unregulated customers may affect the tariff for regulated sales.

By law, distribution and transmission companies must permit the use of their lines and ancillary facilities for the transmission of electricity upon payment of a toll. Unregulated customers have several distribution alternatives, including:

•	installing their own lines directly from a generation company;

Back to Contents

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

Our electricity generation operations in Argentina are carried out by El Chocón and Costanera. Generation companies compete with each other in the wholesale electricity market for sales to distribution companies and large users. The prices received by electricity generation companies in the wholesale market are determined primarily by the marginal cost of supplying additional capacity on the system.

Brazil

As of December 31, 2004, our electricity distribution business in Brazil was conducted through Cerj and Coelce. The concession agreements for Cerj and Coelce are non-exclusive for their respective territories. Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies. Currently, Brazil’s electricity generation needs are supplied primarily by approximately 70 companies. Substantially all of the country’s generating capacity is controlled by either states or the federal government.

As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Cerj’s concession area), the South, the North and the Northeast (including Coelce’s concession area). Each of these regions is supplied primarily by a federally-owned generation company which is charged with promoting the development of electricity power generation and transmission in its region. The main federal generating company for the Southeast region is Furnas Centrais Elétricas S.A., or FURNAS. Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the Operador Nacional do Sistema Elétricos, or ONS. Our electricity generation in Brazil is conducted through Cachoeira Dourada, Endesa Fortaleza (CGTF or Central Geradora Termelectrica Fortaleza) and Companhia de Interconexao Energetica. In addition, Cerj owns a small electricity generation plant with a total installed capacity of 62 MW.

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

Back to Contents

Peru

Our electricity distribution business in Peru is conducted through Edelnor. Edelnor’s concession agreement is exclusive for its territory. As in Chile, the Peruvian regulatory authority sets tariffs for distribution companies by using the model company approach, which entails applying efficiency guidelines to a selected actual company of comparable size. This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins.

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

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

    Chile

Industry Structure

The electricity industry in Chile is divided into three sectors: generation, transmission and distribution. The generation sector consists of companies that produce electricity. They sell their production to distribution companies, unregulated customers and other generation companies through private contracts and through the spot market. The transmission sector consists of companies that transmit at high voltage the electricity produced by generation companies. The third sector consists of distribution companies that purchase electricity from generation companies for sale to their regulated and unregulated customers. Distribution is defined for regulatory purposes to include all supply of electricity at a voltage up to and including 23 kV.

The electricity sector in Chile is regulated pursuant to DFL No. 1, which was enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law. Under the Chilean Electricity Law, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles, or the SEF, and the Ministry of Economy acting through the Comisión Nacional de Energía, or NEC. The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks. The NEC calculates maximum prices for electricity sales to regulated end users.

Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area. The largest generation companies in Chile, including Endesa-Chile, sell electricity through interconnected electricity systems. In addition to the SIC and the SING, there are several other isolated and less significant systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups and transmission companies, the dispatch center, known as the Centro de Despacho Económico de Carga or CDEC. The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system. In addition, certain major industrial companies own and operate generation systems to meet their own demand.

Back to Contents

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

    Sales to Distribution Companies and Certain Regulated Customers

Under the Chilean Electricity Law and regulations thereunder, sales to distribution companies for resale to regulated customers must be made at the node-prices then in effect at the relevant locations (nodes) on the interconnected system through which such electricity is supplied. Until March 2006, two years after approval of the “Short Law,” regulated customers are those with a maximum consumption capacity not in excess of 2 MW. After March 2006, those clients with maximum consumption capacity between 0.5 MW and 2 MW will be able to choose their status as a regulated or unregulated customer. Two node-prices are paid by distribution companies: node-prices for capacity and node-prices for energy consumption. Node-prices for capacity are determined by making a calculation of the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the succeeding 48 months in the SIC and during the succeeding 24 months in the SING. The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 10-year period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan. The same general principles are used to determine marginal cost in the SING.

Back to Contents

Node-prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy. Although node-prices are quoted in Chilean pesos, the calculations used to determine node-prices are mainly effected in U.S. dollars. Node-prices so established become effective in May and November. Node-prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10% with respect to the initially calculated price. In addition, the Chilean Electricity Law requires that the difference between node-prices and the average price paid by unregulated customers in the six-month period prior to the date of node-price calculation not exceed 5%. If node-prices do not meet this requirement, they will be adjusted so that such difference will not exceed 5%. Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node-prices in effect at the time.

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

A generation company may be required to purchase or sell energy or capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company. Purchases and sales made in the spot market are transacted at the spot marginal cost of the interconnected system in which the companies are located, which is the marginal cost of the next kWh to be dispatched. Generation companies making sales in the spot market are paid for each month’s sales on the 22nd day of the following month at the spot marginal cost in effect at the time of sale.

    Transmission

To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates”, which are charged to generation companies and final customers according to the following proportion defined by law: 80% to generators and 20% to customers in the central part of the network (the “Common Influence Area”, initially located between both nodes that includes at least 75% of the system’s energy injection and demand) and in the rest of the transmission system, 100% to either generators or customers, according to the direction of the power flows. According to the “Short Law” the transmission companies become public service companies and their tariffs are determined every 4 years by Decree of the Ministerio de Economía, Fomento y Reconstrucción.

Back to Contents

    Sub-transmission

In 2005, there will be a new tariff setting process for all sub-transmission systems in Chile, which will affect Chilectra’s high voltage grid used to connect its distribution network with the main transmission system. Up to now, this grid was remunerated by non-regulated distance charges; the new tariff setting process will be based on an adjusted economic model and will regulate the related prices. These new tariffs will begin to be applied as of 2006. It is uncertain what the precise effect will be on our income, although these tariffs should be lower than the ones prevailing today.

    Sales to Unregulated Customers

The Electricity Law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:

•	final customers with a connected capacity greater than 2 MW, commonly known as large customers;

•	temporary customers; and

•	customers with special quality requirements.

From March 2006, final customers with a connected capacity between 0.5 MW and 2 MW may voluntarily decide to leave their status as regulated customers by informing the distribution company 12 months in advance. However, these customers must remain at their chosen status for the next four years.

Customers not subject to regulated prices, commonly known as unregulated customers, may negotiate prices freely with distribution and/or generation companies. All other customers are subject to the maximum prices established by the tariffs.

    Distribution Tariff to Final Customers

The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company (the node-prices for capacity and energy consumption at the point of purchase from the generation company), a transmission charge and sub-transmission surcharge, and the value added by the distribution network, or the VAD. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid to transmission companies and sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.

    VAD Tariff

The Chilean tariff system allows distribution companies to recover the operating costs, including allowed losses, and a return on investment, of a “model company”. Recovery is primarily made through capacity charges and, in the case relating to the lowest voltage tariff rate (“BT-1”), through sales of energy. The BT-1 tariff rate is designed for customers with connected capacity not greater than 10 kW for whom capacity usage is not metered. This tariff only measures energy consumed and the capacity usage by such customers is determined based on energy (kWh) used. The distribution costs associated with all other customers are recovered through either measured or contracted capacity (kW) sales.

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

Back to Contents

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

A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the NEC for the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company. For the four-year period beginning November 2004, Chilectra was the only company classified in the high-density TDA, and Compañía General de Electricidad S.A. was chosen for the medium-density TDA. Tariff studies are performed both by the NEC and by the distribution companies. Each party typically retains specialized consultants to perform a parallel tariff study. The tariffs are calculated as a weighted average of the results of the NEC-commissioned study and the companies’ study, with the results of the NEC’s study bearing twice the weight of the companies’ results. Preliminary tariffs are tested to ensure that they provide an average real annual internal rate of return between 6% and 14% on the replacement cost of assets for the entire distribution industry.

The distribution tariffs are enacted by the Ministry of Economy and are valid for four years, unless:

•	the cumulative variation in the consumer price index exceeds 100% within the four-year period; or

•	the annual internal real rate of return for the electricity distribution industry as a whole falls below 5%, or increases above 15%.

In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the NEC. As required by the Chilean Electricity Law, distribution tariffs have been reset every four years, starting in 1984. The last tariff setting process finished in 2004, resulting in a 4.5% tariff reduction for Chilectra. Tariff formulas allow monthly indexing based on variations in node-prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties. The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity. Node-prices are adjusted during the six-month period only if changes in the underlying variables in the formula used to project a node-price then in effect would result in a variation in excess of 10%.

    Concessions

In certain cases, the Chilean Electricity Law permits the generation and transmission of electricity without the need to obtain a concession from the Chilean government. However, companies may apply for a concession from the Chilean government, particularly to facilitate the use of and access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, absent agreement, determined by an administrative proceeding that may be appealed to the Chilean courts.

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

Back to Contents

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

The Chilean Electricity Law, as amended, no longer exempts deficit generation companies from fines if power shortages are due to severe drought and states that such weather conditions will no longer be considered a force majeure event. In addition, the Chilean Electricity Law, as amended, requires that generation companies compensate consumers during periods of rationing as compared to the law prior to amendment, which only compensated surplus generators but did not penalize deficit generators during power shortages. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

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

•

Fines. The fines, that could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately U.S.$ 54 to a maximum of the equivalent of approximately U.S.$ 6.5 million. Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

•	Compensatory payments by generation companies. If the Ministry of Economy issues a rationing decree, generation companies may be required to reimburse distribution customers on a pro rata basis for credits given to final consumers in an amount equal to the product of: (i) the difference between the rationed end-consumer price specified in the rationing decree and the applicable node price, and (ii) the difference between the consumer’s actual energy consumption during the rationing period (taking into account only the hours of effective interruptions of service) and during the same period in the prior year, with certain adjustments.

•	Failure cost. Chile’s Electricity Law calls for a “failure cost” equal to the amount that must be paid by deficit generators that cannot meet their contractual commitments to the surplus generators to deliver electricity during periods when a rationing decree is in effect.

•	Compensatory payments by distribution companies. Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters that should be regulated. As mentioned above, in 2004 the tariff setting process for these services resulted in lower tariffs (for example the tariff for disconnection and reconnection of service was reduced by 9%). In 2005, a new tariff setting process for these services will conclude, and from now on the process will be part of the regular VAD tariff setting process.

Back to Contents

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

    The “Short Law”

In March 2004, the so-called Ley Corta, or Short Law, was enacted by Chilean Congress. This law establishes a new framework for electricity companies, which allows us to better evaluate new investment opportunities. The principal changes implemented by the Short Law include:

•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers,

•	regulation on the subject of ancillary services (including frequency regulation, among others);

•	reduction of the regulated node price band with respect to the unregulated customer contract price from 10% to 5%,

•	regulation of the distribution toll (wheeling rate), requiring electricity distributors to provide service to third parties;

•	a change in the definition of unregulated customer, reducing power capacity needs from 2 MW to 0.5 MW, starting two years after the law was declared effective. The newly eligible customers will be given the option to decide whether to remain as regulated or to change their status to unregulated.

•	a permanent expertise commission will be established to resolve discrepancies that arise in each of the tariff and toll setting processes.

In our opinion, the approval of this law has established a better framework for companies to analyze new investments. Nevertheless, the convenience of developing new projects depends not only on regulations, but also on the stability and attractiveness of the industry price levels.

On March 14, 2005, Chilean Congress received a project that intends to modify Law DFL N° 1 and Law 18,410 of the SEF in order to encourage investment in generation. Of the modifications that were introduced, the following are the most relevant for us:

•	the introduction of a long-term node price, as well as a stable price signal, meant to encourage investment in generation; and

•	the notion that sales to distribution companies that are not made pursuant to contractual agreements already in existence be carried out until December 2008 at the marginal cost of energy and not at the node price.

These price signals have been interpreted in a positive way by our generation subsidiaries because they pave the way for potentially undertaking long-term investments in alternative fuels at a time in which it has become evident that Chile cannot rely on Argentine natural gas. Because of these recent regulatory developments, Endesa-Chile, together with other companies, including ENAP (Empresa Nacional del Petróleo), is in the initial phase of bidding on a liquefied natural gas (LNG) project that would eventually grant such fuel to San Isidro’s second power plant, which was originally planned to burn Argentine natural gas. For more information, please see the risk factor entitiled, “the Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.”

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

Back to Contents

Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.

Our operations in Chile are also subject to Ley No. 19,300, or the Chilean Environmental Law, which was enacted in 1994. The Chilean Environmental Law requires Endesa-Chile to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards. The Chilean Environmental Law was implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia (“Reglamento No. 30”) on March 20, 1997. Endesa-Chile applies the guidelines set out in Reglamento No. 30 when analyzing the development of future projects. Prior to the enactment of the Chilean Environmental Law and its implementation through Reglamento No. 30, Endesa-Chile applied similar guidelines to its projects. Chilectra’s transmission lines may be also affected by regulations under the Chilean Environmental Law issued on April 3, 1997, which require environmental impact studies for projects involving high voltage transmission lines and their substations.

    Water rights

Endesa-Chile owns unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for such unused water rights. By the end of 2005, Endesa-Chile will have to determine which water rights are likely to be eventually utilized for a hydroelectric project and which will not. If Endesa-Chile determines that some water rights will not be used for a future project, it will abandon such water rights in order to avoid liability for license payments. We estimate that in the event that Endesa-Chile does not abandon any water rights in the SIC, it will have to pay license fees aggregating no more than U.S.$ 4.0 million per year. When any future project commences operations, license fees paid for the corresponding water rights will be recovered retroactively through a tax credit, for a term of up to eight years before the start up of the project that utilizes the water rights.

In the case of water rights located in the extreme south of Chile (in particular, the eleventh and twelfth regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.

    General Regulation Applicable to Non-Chilean Operating Companies

Enersis’ and Endesa-Chile’s non-Chilean operating companies were acquired in connection with the privatization of formerly government-owned and controlled companies. In connection with these privatizations, in certain instances, the bidding terms established limitations on the winning bidders’ ability to transfer their shares without prior regulatory approval or expiration of prescribed waiting periods. Accordingly, Enersis’ and Endesa-Chile’s ability to transfer interests in their non-Chilean operating entities is subject to compliance with such requirements.

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

Back to Contents

The WEM classifies large users of energy into three categories: Major Large Users, or GUMAs in its Spanish acronym, Minor Large Users, or GUMEs in its Spanish acronym, and Large Particular Users, or GUPAs in its Spanish acronym. Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market. GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW. GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW. GUMEs and GUPAs are not required to have a minimum annual energy consumption. GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

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

All generation companies that are in the NIS pool operate in the WEM. The contractual price is paid by distribution companies, power traders and large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks. The average spot price is the price paid by distribution companies for electricity from the pool and is a fixed price reset every six months and revised every three months by CAMMESA and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors. The spot price is the price paid to generation companies, or by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves. This hourly price paid for energy reflects the marginal cost of generation.

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

Back to Contents

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

    Distribution Tariff to Final Customers

In general, Edesur’s distribution tariff is comprised of:

•	a fixed charge applicable to small users who are generally residential, small industrial and commercial customers, or a charge per unit of maximum demand for medium or large users who are generally commercial, industrial or governmental customers; and

•	variable energy charges, which are recalculated at the beginning of each three-month period coinciding with the dates on which the seasonal prices reflecting the average spot energy prices in the WEM are effective.

The fixed charge or the charge per unit of maximum demand portion of the tariff includes two components:

•	the cost of capacity in the WEM, adjusted at the beginning of the same three-month period; and

•	the distribution component (VAD) which was fixed in U.S. dollars for each class of users until the enactment of the Economic Emergency Law, adjusted semi-annually for changes in U.S. wholesale and consumer price index.

Back to Contents

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

The tariff schedule should have been revised in 2002, but the tariff revision process is in a stage of uncertainty because ENRE postponed the presentation of the tariff proposal for the period starting on September 1, 2002 and ending on October 31, 2007. The postponement was requested by the distribution companies due to the renegotiation of the concession contracts, which is taking place under the Economic Emergency Law, and because it is not possible, under the current circumstances, to establish the criteria and valid premises to determine the economic costs and a reasonable rate of return for distribution companies. Law No. 25,790 recognized the authority of the ENRE to revise tariff schedules in a manner consistent with the development of the renegotiation process and the possibility of transitory modifications of the concession contracts.

    Emergency Measures

As of the date of this annual report, the Argentine electricity regulatory framework is undergoing significant changes, the effects of which are hard to evaluate in the long-term. Although Law No. 24,065 has not been formally derogated, and as such, it still prevails from a formal perspective, the trend that has been observed in 2002 to date leads us to believe that there will be an increased state intervention that will modify the regulatory framework described herein. In particular, in January 2002, the Argentine congress approved the Public Emergency and Reform of the Exchange Regulation Law 25,561 (the “Economic Emergency Law”). This law authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of AR$ 1 per U.S.$ 1 (with some exceptions) and empowered the Federal Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term, such as the creation of a system for determining the rate at which the Argentine peso is to be exchanged into foreign currencies.

From December 3, 2001 to May 6, 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad, with certain exceptions for transfers related to foreign trade and other authorized transactions. The restrictions requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to make payments of principal and/or interest, which were in place during 2002, were progressively reduced from January to May 2003.

Even after the creation of the Renegotiation Entity, which replaced the Renegotiation Commission and is composed of two ministries of the Argentine Federal Executive Branch, as of the date of this annual report, the progress in the renegotiation process has been minimal and we cannot predict if, and when, we will obtain acceptable tariffs for Edesur.

Other than as discussed below, during 2004 there were no significant advances regarding the renegotiation of Edesur’s concession contract and there is currently no formal agenda on this issue.

On November 25, 2004, the “Unidad de Renegociación y Análisis de Contratos de Servicios Públicos” (UNIREN), the governmental institution in charge of the renegotiation, presented to Edesur a proposal of an Understanding Letter to be used to reach a definitive agreement on the renegotiation. Edesur ultimately rejected this proposal, the principal points of which were:

•	a 23% increase of VAD (Distribution Added Value);

Back to Contents

•	a tariff setting process would take place between January 2005 and September 2006;

•	withdrawal of actions taken in the jurisdiction of ICSID, before having acknowledged the results of the mentioned tariff setting process; and

•	financing of unpaid fines.

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

Edesur is required under the concession contract to supply electricity upon request by owners or occupants of premises in its concession area, meet certain quality standards relating to electricity supplied, meet certain operating requirements relating to the maintenance of distribution assets and bill customers based on actual readings. As a condition of the concession, and to ensure its performance under the terms thereof, Distrilec, the direct owner of 56.4% of the shares of Edesur and the entity through which we hold part of our beneficial ownership in Edesur, has pledged its shares of Edesur to the Argentine government. The Argentine government may sell the pledged shares if, for instance:

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

The Economic Emergency Law also authorized the Argentine Federal Executive Branch to renegotiate all public service contracts, and establishes certain guidelines dealing with potential impacts on the Argentine domestic economy, quality of service and capital expenditure plans, consumer interests, the security of the systems, and the profitability of the companies providing such services. On March 20, 2002, the government listed the set of contracts to be renegotiated, as well as the general procedures to be used as guidance in such negotiations. Among these contracts is Edesur’s concession contract, in which we are appealing for improved tariffs.

Back to Contents

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

On July 18, 2002 Resolution No. 317/2002 of the Secretary of Energy, which supplements Resolution No. 246/2002, increased the capacity payment from Ar$ 10/MW to Ar$ 12/MW in the hours that the capacity is remunerated.

Finally, on January 2, 2003, the Secretary of Energy enacted Resolution SE No. 1/2003 whose principal features are the following:

•	an increase in the compensation for generation companies whose variable costs are higher than the first failure cost step (Ar$ 120/MWh);

•	the establishment of a new reserve service to ensure availability in areas where shortage of natural gas in winter will be foreseen;

•	the adjustment of the reserve service reliability to cover the peak time capacity demand;

•	the reestablishment of the anticipated spot market operation for seasonal energy transactions; and

•	the implementation of a transitional process to identify and manage the high voltage system and distribution expansions and to improve the availability of energy supply.

Back to Contents

With respect to generation, regulatory changes have been introduced in order to:

•	increase the actual market price transparency to improve the predictability of the generation companies’ remunerations and facilitate their decisions; and

•	gradually obtain a more stable seasonal price.

With respect to transmission, regulatory changes have been introduced in order to:

•	provide a more friendly environment and create incentives to accomplish certain critical projects; and

•	revise the operational and design guidelines to meet the safety and operating requirements enacted in the law.

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

Additionally, on August 14, 2003 the Secretary of Energy took further measures pursuant to Resolution SE No. 240/2003 which “temporarily” imposed, until certain alleged restrictions in the supply of natural gas are overcome, an artificial limit on the energy spot price by ignoring the actual restrictions on gas supply to electricity generation companies. According to the resolution, in order to define the energy spot price, the WEM will not consider variable costs reflecting liquid fuels prices but it will only consider natural gas tariffs, which excludes the possibility that water values of the hydro facilities and hourly import transactions of energy may influence the spot prices in the event that they are higher than the variable costs of the marginal unit using natural gas. In addition, Resolution SE No. 240/2003 discriminates against hydro-generators by not permitting them to recognize their generation costs in excess of the node-price, whereas thermal generators’ variable costs in excess of the node-price continue to be recognized as a sobrecosto transitorio de despacho (a transitory dispatch cost).

In 2004, the Secretary of Energy enacted resolutions N° 93, 839 and 1,434 in February, August and December, respectively, through which seasonal prices were increased. The increase was applied to each consumer according to its level of consumption, in order to minimize the effect of the increase on lower demand and residential users.

In 2004, Congress received a proposed law known as the “Public Services National Regime” sent by the Executive Branch, which recommends a common regulatory framework for all public services. The main contents of this project are:

•	the government would define the investment needs for public services concessions;

•	impossibility of submitting claims through international courts;

•	a governmental authorization would be required for taking any decision that may affect the “future financial capacity” of the company (such as dividend policy and indebtedness policy);

•	the government would have the right to modify the scope of the concession as long as the indemnification is recognized;

•	the companies would not be able to use the Concession Contract’s dispositions to oppose to future normative enactments;

•	forbid automatic tariff indexation, making it difficult to transfer the costs of energy purchases (wholesale costs) to final tariffs; and

•	the concession contract can be revised by the Executive Branch.

Back to Contents

While the Argentine Congress continues to discuss the project, we are unable to determine if or when it will be approved, nor on which conditions it will be approved.

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

    Brazil

    Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interconectado Nacional (the “Brazilian SIN”), which is comprised of electricity companies in the southern, southeast, central-western, northeast and other parts of the northern regions of Brazil, and several other small, isolated systems.

Generation, transmission, distribution and supply activities are legally separated in Brazil. Non-regulated customers in Brazil are currently those customers who demand 3,000 kW or more annually, though this threshold is under discussion.

Under the present regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União (Union), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law No. 9.427/96. ANEEL is responsible on behalf of the União for, among other things:

•	granting and supervising concessions on behalf of the União for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates;

•	supervising and auditing the concessionaire companies;

Back to Contents

•	issuing regulations for the electricity sector;

•	granting decisions in order to solve, as an administrative matter, the differences among concessionaires, independent producers, consumers and other industry participants;

•	establishing the criteria to calculate transmission prices;

•	imposing contractual and regulatory penalties;

•	implementing public policies (such as low-income program) pointed out by the Federal Government;

• establishing the tariff rate for consumers;

• managing the process of tariff adjustments;

• managing the bidding process for the wholesale of energy;

•	managing the concession contracts; and

•	terminating a concession, in those cases contemplated in the law and/or a concession agreement.

Recently privatized electricity companies, including Coelce, have executed concession contracts with ANEEL. Planning functions were executed by two executive committees coordinated by Eletrobrás (the federally-owned electric utility company), the Grupo Coordenador de Planejamento dos Sistemas, or the GCPS, and the Grupo Coordenador de Operações Interligadas, or the GCOI, which include representatives of each of the major concessionaires.

As of March 1999, pursuant to the terms of Law No. 9,648/98, the GCOI’s coordination and supervisory role over the generation and transmission of energy in the interconnected systems has been transferred to the Operador Nacional do Sistema Elétrico, or the ONS, which is a nonprofit private entity in which the concession holders and the unregulated consumers participate as members with voting rights and the Ministry of Mines and Energy and the board of consumers participate as members with no voting rights. The ONS is responsible for:

•	the planning and coordination of the operations and dispatch of electricity in order to optimize the electricity produced in the interconnected systems;

•	the supervision and coordination of the operation centers of the electricity systems; and

•	the definition of rules for the transmission of energy in the interconnected systems.

Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil. This law abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniformity of electricity rates throughout the country. This law called for automatic inflation tariff adjustments according to a complex multivariable parametric formula. Law No. 8,631 (1993) established that electricity tariffs were expected to reflect the operating costs of each company plus a certain return on capital, which is not a predefined return, but instead it is obtained through a financial/economic equilibrium.

In December 1994, the Brazilian government introduced the “Real Plan.” Specifically in the electricity industry, the Real Plan superseded previous rate setting laws. Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically. In an attempt to curtail inflation, the Real Plan prohibited price adjustments for periods of less than one year in any and all contracts. Under the Real Plan, prices are reviewed and corrected on an annual basis.

    Deregulation

Brazil’s concessions regulations were replaced by two statutes enacted in 1995, Law No. 8,987 of February 13, 1995 (the “Concessions Law”), and Law No. 9,074 of July 7, 1995 (the “Power Sector Law”). The Concessions Law and the Power Sector Law gave rise to substantial changes in both the regulations for public service concessions and the rule for renewal and approval of concessions. The objectives of these laws with respect to the electricity sector include the injection of competition into what had been a government monopoly, the infusion of private capital into the sector, the creation of incentives to complete projects on which work was suspended or delayed due to financial and macroeconomic difficulties and the laying of the groundwork for privatizations in the sector.

Back to Contents

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

As part of the former federal government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs. The basis on which such costs will be reimbursed has been determined by ANEEL.

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

The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector. Such recommendations were contemplated by Law No. 9,648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationships of the agents. According to this model, the purchase and sale of electricity was going to be negotiated freely. However, in order to facilitate the transition to this competitive model, the contracts already in effect at the time of the creation of the Wholesale Energy Market called “Initial Contracts” were to remain in effect until 2002 and afterward be reduced annually at the rate of 25%. The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002. The auction had little success, with only 33% of the energy offered successfully auctioned. The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

Back to Contents

Former President Cardoso announced a significant restructuring of the Brazilian power industry. Pursuant to Law No. 10,433, dated April 24, 2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL. As a result of Law No. 10,433, ANEEL will be responsible for setting Wholesale Energy Market governance rules. Under the former regime, such rules were primarily established by the market players, subject only to ANEEL’s ratification. This restructuring seeks to reorganize the electricity system model to allow for continued external investment. The new Law (No. 10,848/04) of the electricity sector has maintained this restructuring. Nevertheless, this law has revoked Law N. 10,433/02 and replaced the Wholesale of Energy Market (MAE) with the Chamber of Commercialization of Energy – CCEE, which is now responsible for the activities of MAE. According to the new model, ANEEL continues to be responsible for setting governance rules for CCEE (ex-MAE).

On April 26, 2002, former President Cardoso issued another relevant rule to the sector (Law No. 10,438), with the objective of recovering revenues lost due to the rationing decree which occurred between June 2001 and February 2002, expanding the emergency energy supply and increasing the alternative energy sources and producing modifications of some important rules to the electricity sector.

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

Contract Level Rule

Following the enactment of Law N° 10,848/04 in 2004, the demand from distribution companies must now be contracted completely.

Intercompany Contracts Approval

ANEEL approval is required for related company contracts. The contracts between companies of the Enersis Group, Cerj-CIEN, Coelce-CIEN, Coelce-Synapsys, Cerj-Synapsis and Cerj-CAM were approved by ANEEL.

The modifications to the contract between Cerj and Enertrade (subsidiary of Electricidad de Portugal EDP and a shareholder of Cerj) determined by ANEEL are being questioned in court by Enertrade.

    Structure of the New Electricity Sector

As expected, the power industry was reviewed by Luiz Inácio Lula da Silva´s administration and it was subject to significant changes. The federal Laws No. 10,847 and 10,848 of March 2004 established a new model for the Brazilian electricity sector. The new model seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the EPE (Power Research Company), a governmental body, responsible for the planning of generation and transmission activities. This new model has defined two contracting environments: the free contracting and the regulated environment.

Back to Contents

In the free contracting environment the conditions for purchasing energy are negotiable between suppliers and their customers, maintaining essentially the same characteristics as the old model. In relation to the regulated environment, where energy distributors operate, the new model has introduced significant changes. Whereas the old model allowed self-dealing and allowed distributors to conduct their own auctions for their energy purchases, under the new model the purchase of energy in the regulated environment must be executed pursuant to the bidding process coordinated by ANEEL.

The new Brazilian model for the electricity sector creates a regulatory framework based on the principle of stability and low tariffs for consumers. It also seeks to guarantee the expansion of installed capacity to satisfy demand growth. Pursuant to this model, 100 % of the energy demand of distributors must be satisfied through long-term contracts. Accordingly, several bidding processes have been and will be called by ANEEL and the Chamber of Energy Sales in advance of the expiration of current contracts in the regulated environment.

In the unregulated environment, participants may negotiate price, indexing, tenor of the contracts and energy volume.

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new project power”. Power plants that were in existence prior to 2000 are considered “existing power” and those that were developed after 2000 are considered “new power project”. Cachoeira Dourada and CIEN are considered existing powers. The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority will be in the form of more favorable contractual terms. For example, a generator considered a new project power is guaranteed a power purchase agreement with a twenty-year term if it wins the bidding process, while an existing power is not necessarily even guaranteed participation in the bidding process. Brazil has an excess supply of energy, and therefore existing power generators are adversely affected by the priority given to the new project power.

Additionally, the new model forces the creation of new sector agents, like Empresa de Pesquisa Energética (Power Research Company), or EPE, bound to Ministry of Mines and Energy. EPE will have the objective of researching the Brazilian Power Sector Planning. Other new sector agents will be the Cámara de Comercialização de Energia Elétrica (Power Commercialization Chamber), or CCEE, which will be the MAE’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector) or CMSE, which will monitor and evaluate the safety and security in the energy supply industry.

Moreover, the new model has established the separation of the sector activities by forbidding distribution companies to participate in generation and transmission activities and in other companies. This prohibition on vertical and horizontal integration in the electricity sector affects Cerj’s generation activities and its ownership in Coelce through Investluz. However, Cerj is in the process of adjusting its structure to comply with this new requirement by separating its generation assets, as well as its ownership of Coelce, another distribution company.

Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities to the mentioned contracts is forbidden.

    Distribution Pricing

The Concessions Law establishes three kinds of revisions related to the energy supply to final consumers. These are: Annual Tariff Resetting, Ordinary Tariff Revision and Extraordinary Tariff Revisions.

    Annual Tariff Resetting

Distribution company pricing during a first period that ends in 2003 aims to maintain constant a concessionaire’s operating margins by:

Back to Contents

•	allowing for tariff increases related to costs beyond management’s control; and

•	permitting the concessionaire to retain any efficiencies achieved, such as energy loss reductions, for defined periods of time, beyond which such efficiencies are expected to be transferred to the final consumer.

The tariff formula presupposes that the company is breaking even at the time that it was purchased by the consortium and that revenues are exactly sufficient to cover the costs of the concessionaire. Costs are divided into two broad categories: those over which management has an influence, such as wages, or VPB, and those over which management does not have an influence, or VPA. Since the tariff formula presupposes a break-even equilibrium, VPB costs, in contrast, are defined as the difference between revenues and VPA costs. In practice, the financial losses which result from increases between tariff settings of the VPA costs were at first difficult to transfer to final distribution tariffs. The problem has been partially solved with the creation of a compensatory tracking account. Resolution No. 361/04 of the MME (Ministry of Mines and Energy) and the Ministry of Fazenda (Ministry of Economics) established that not only should the tariff charges be compensated but also the cost of purchasing energy. Nevertheless, an amendment to the concession contract must be signed in order to realize this compensation. The tariff adjustment formula that applies to Cerj for the first seven years since its purchase keeps VPA costs as actually incurred, indexes VPB by inflation, and divides the sum of those two components for the following year by annual revenues for the previous year, assuming constant demand in each year. The established convention for “annual revenues” is the aggregate of the last 12 months’ revenues as accounted for in the company’s books. Every year within a tariff-setting period, the parameters of the formula are updated to arrive at break-even equilibrium for the previous year. Application of this tariff formula to Cerj resulted in a nominal local currency increase of 24.0% for the 1999-2000 period, 17.6% for 2001, 18.6% as of January 2002, 28.6% as of January 2003 and 16.5% as of December 2004.

For Coelce, the tariff adjustments in nominal local currency were 10.6% for 1997, 11.4% for 1999, 11.3% in 2000, 15.0% for 2001 and 14.3% for 2002. In 2003, Coelce and Cerj had their first ordinary tariff revision, explained below. For 2004 the tariff adjustment was 11.1%.

    Ordinary Tariff Revision

A tariff revision is different than a tariff resetting because a tariff revision takes into account the entire tariff setting structure of the company, including the costs of providing services, the costs of purchasing energy and the remuneration of the investor, which occurs every four years for Coelce and every five years for Cerj, according to their concession contracts. During 2002, the ANEEL established, through Resolution No. 493, a methodology to determine the asset base to be remunerated. This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.

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

Coelce had its first ordinary tariff revision adjustment on April 22, 2003, resulting in an increase of 31.3%. Cerj had its first ordinary tariff revision adjustment on December 31, 2003, resulting in an increase of 15.5%.

These ordinary tariff revisions were provisional, as the final value recognized for the basis of the definitive compensation and the quota of regulatory reintegration still needed to be determined. For Coelce, we expect this pending issue to be resolved in the second quarter of 2005. However, in relation to Cerj, the recalculation occurred in December 2004 and the ordinary tariff revision decreased from 15.5% to 13.9%. As a result of this reduction of the ordinary tariff revision, which is included in the annual tariff resetting, the net increase of the tariff was 14.8% instead of 16.5%.

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

If a concession is revoked, all the property and the facilities used in connection with the concession revert to the federal government against payment of compensation to the electricity utility. Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão, or RGR, a reserve fund designed to provide funds for such compensation to such utilities. As disposed on ANEEL´s Resolution 23/99 the monthly contributions are at an annual rate equal to 2.5% of Revertible Assets. The amount of contributions is capped at an amount equal to 3% of total revenues. If a concession is revoked or not renewed, the electricity utility is entitled to receive compensation from the reserve fund in an amount equal to the value of its Revertible Assets as stated on its balance sheet.

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

Back to Contents

In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.

    Recent Changes in the Tax Law

Recent tax changes may affect results of Brazilian operations. On December 29, 2003 the Federal Government issued Law No. 10,833/03. Under the new methodology, the tax rate increases from 3.6% to 9.3% of gross revenues, but permits the compensation of some costs through tax credits. This changes the previous tax regime, and CIEN revenues arising from long-term agreements will now be impacted by this new legal framework. For 2004, CIEN will have to pay an additional R$ 28 million. Cachoeira Dourada is not affected by this new tax regime, since Cachoeira Dourada is subject to the presumed income tax regime.

Another relevant change in tax legislation was Law No. 10, 865/04 (conversion of Provisional Measure 164/04), which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004. This new rule follows the general terms and conditions of Law No. 10.833/03 and also foresees the possibility of a tax credit. The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS). Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime. However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation. We cannot determine at this time whether CIEN will be affected by “Imports PIS/COFINS”, since CIEN´s import activity is very specific and unique. A group of electricity import companies intends to propose changes to the legislation in order to clarify the applicability of Law No. 10,865/04 to import operations such as those conducted by CIEN.

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

Law 142 establishes that the provision of electricity services is considered an essential public service that may be provided by public and private sector entities. Among other obligations, public service companies are required to:

•	ensure continuous and efficient service without monopolistic abuse;

•	facilitate for low-income users access to subsidies granted by the authorities;

•	inform users regarding efficient and safe usage of the services;

•	protect the environment;

•	allow free and indiscriminate access for the transmission and interconnection to the electric network to other public service companies, or to their large users;

•	report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios, or the SSPD; and

•	cooperate with the authorities in the event of an emergency to prevent damage to the users.

The Colombian Electricity Law sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas, or CREG, and other regulatory bodies governing the electricity sector such as the Ministry of Mines and Energy and the SSPD:

Back to Contents

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

In order to calculate these limits, the participation of a given company is added with those of other companies of the same corporate group, of parent companies, of affiliates and of subsidiaries. In addition, effective as of January 1, 2002, generation companies may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries. In 1999, CREG issued Resolution 42 which established that no generation company may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by CREG.

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

Back to Contents

Under the Colombian Electricity Law, CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities. Among such attributions, CREG’s main functions are as follows:

•	to establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market;

•	to approve charges for transmission and distribution networks and charges for trading to regulated customers;

•	to establish methodology for calculating and establishing maximum tariffs for supplying the regulated market;

•	to establish the operations’ regulations for the planning and coordination of the operation of Colombian NIS;

•	to regulate monopolies in public service companies when there is no possibility of competition;

•	to establish technical requirements for the quality, reliability and security of supply;

•	to protect customers’ rights; and

•	to define agreements in order to promote energy regulation harmonization between countries directly affected by CAN decision N°536.

CREG resolutions do not require Congressional approval. Law No. 142 establishes that any CREG resolutions which give rise to a right or obligation on the part of an individual utility may be contested first through a recurso de reposición, an appeal filed with CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or resolutions; and secondly through lawsuits before the administrative courts. Resolutions of a general nature may be directly contested through a lawsuit before an administrative court. CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, at their request, through arbitration, when the dispute refers to the interpretation of operational or commercial rules. In order to supplement the regulations pertaining to CREG’s functioning, in particular the determination of voting mechanisms for decision making, a Presidential Decree was issued, the effect of which is to grant special powers to the Ministry of Mines and Energy. The Ministry of Mines and Energy may settle ties only in the case that ties persist after two consecutive occasions. In August 2004, a Presidential Decree set new mandatory rules for regulatory commissions. These rules require the establishment of a five-year strategic plan that must include an annual agenda, and require commissions to publish draft resolutions with technical, economic and legal support before such resolutions become final.

The generation sector is organized on a competitive basis with generation companies selling their production on the spot market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices. The NIS is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users. Betania and Emgesa are part of the NIS. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand. Generators connected to the NIS also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by Resolution 113 of 1998, Resolutions 47 and 59 of 1999 and Resolutions 77 and 111 of 2000. The capacity charge is calculated pursuant to formulas also included in such Resolutions. In 2004, the government announced that capacity charge will continue beyond 2006, but it will become a Reliability Charge that pays for energy and power separately. Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders. Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market, and although this requirement has gradually been reduced, distribution companies have still tended to secure contracts for a large proportion of their regulated market. A new scheme for wholesale trading, the Electronic Contract System, has been proposed by CREG. This system will replace bilateral agreements among agents with standardized contracts including options and futures. CREG’s main objectives for this system, which is expected to become operative in 2005, are to improve price formation and eliminate price discrimination.

Back to Contents

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity. Its operations are similar to the electricity pools which operate in England, Wales and Argentina. In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period. Every day the CND receives price bids from all the generation companies that participate in the Bolsa. These bids indicate the daily prices at which the generation companies are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand. The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country. During 2003, international short term electricity transactions were regulated through Resolution CREG 004, which became effective in March 2003 when electricity trading with Ecuador began. Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost efficient manner. The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

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

Back to Contents

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

The expansion of the NTS is carried out according to model expansion plans designed by Unidad Planeación Minero-Energética, or UPME, and pursuant to bidding processes opened to existing transmission companies and new companies whose sole purpose is the transmission of power, which are handled by the Ministry of Mines and Energy following the guidelines set forth in CREG Resolutions 51 of 1998 and 004 of 1999. According to such Resolutions, the construction, operation and maintenance of new projects is awarded to the Company that demands the lowest present value of cash flows needed for carrying out the project. CREG has enacted subsequent resolutions which modify and replace CREG 051 of 1998 by improving the plan of expansion of STN but conserving the same conceptual framework.

Back to Contents

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

In June 1998, CREG issued Resolution 70 (1998), also known as the Distribution Code. The latter determined maximum limits on the frequency and duration of service disruptions to distribution company users. This Resolution, as amended, compels companies to compensate users who suffer disruptions that exceed these maximum limits, valuing energy not delivered at the rationing cost. A new stringent compensation scheme is scheduled to start operating in 2005, which differs from the actual scheme in that it creates higher quality standards for urban customers and new compensation charges discriminated by user type (i.e. industrial, commercial or residential). Although the final regulation is under discussion, it is expected that the new scheme will require more network investments and higher cash compensations. In December 2002, CREG enacted Resolution No. 082, which determines the compensation for distribution activities for a five-year period ending December 2007. Although the general conception for distribution compensation is based on an asset’s replacement cost, particular methodologies were used depending on asset operating voltage. In 2005, CREG will review the capital cost (WACC) applicable to calculate distribution charges, as established by Resolution No. 13 of 2002. The cost of capital included in the current calculation is 16.1% for assets in voltage levels up to 62 kV and 14.1% for assets between 62 kV and 220 kV. Nevertheless, we cannot estimate the possible effects of the mentioned revision.

During 2003, CREG approved distribution tariffs for all companies based on Resolution 082. Resolutions 071 and 072 involving Codensa´s distribution business were approved on August 2003. These regulations became fully operative by October 2003, resulting in a tariff improvement of approximately 15%. Codensa formally presented to CREG a proposal to revise the distribution tariffs approved in Resolutions 071 and 072 because of a mistake in the averaging of the company’s urban rural customer-based composition. Codensa argued that these approved tariffs did not take into account Bogota’s high underground network component built in compliance with municipal regulations. Codensa’s arguments were accepted by CREG, which, under Resolution No. 065 released in October 2004, reviewed Codensa’s rural urban composition and included Bogota’s underground network component. As a result Codensa’s distribution tariffs were increased by 4.4%.

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

Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remained in effect for 2004. It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG during 2005.

It is expected that the elements in retail trading regulation that grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme. The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734, published by the Ministry of Mines in December 2003. Under this decree, independent traders are forced to have the same market composition, in terms of average energy consumption per customer, as the established trading and distribution company. This decree also imposes an obligation to recognize costs associated with being the last resort supplier. As presented before, at a wholesale level, the new long-term energy supply scheme -SEC- is expected to become fully operative in 2005.

Back to Contents

Environmental Regulation

Law No. 99 of 1993 provides the legal framework for environmental regulation and, among other things, created the Ministry of the Environment as the authority for establishing environmental policies. Since 1993, Colombia has experienced a significant expansion in its environmental regulations. Of particular importance is Law No. 99 of 1993, which created the Ministry of the Environment as the supervisory governmental authority in this field, with a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources. Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans. The law places particular attention on environmental impact prevention by entities in the energy sector. Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

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

The electricity sector in Peru consists of one interconnected system, the Sistema Eléctrico Interconectado Nacional, or the SEIN, plus several isolated regional and smaller systems which provide electricity to rural areas. In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines, defines energy sector policies, and regulates matters relating to the environment, and the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities, among others. OSINERG is an autonomous public regulatory entity established in 1996 to control the compliance with legal and technical regulations related to electrical and hydrocarbon activities, as well as the conservation of the environment in connection with the development of these activities. One of OSINERG’s functions is the publication of the regulated tariffs. The Comité de Operación Económica del Sistema, or the COES, coordinates the dispatch of electricity of Peru’s SEIN in a manner similar to the CDECs in Chile and prepares the technical and financial study that serves as a basis for the semi-annual node tariff calculations.

As of October 1997, there are established technical norms against which to compare the quality and conditions of the service provided by electricity companies. As of October 1999, those companies that do not meet the minimum quality standards are subject to fines and penalties imposed by OSINERG, as well as to compensatory mechanisms for those customers who received substandard service.

Back to Contents

Dispatch and Pricing

The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile and unregulated customers in Peru are those with demand for capacity of greater than 1 MW. Supplies for demand capacity lower than 1MW are considered a public service supply and served by electricity distribution companies.

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

Distribution Pricing

Sales by generation companies to distribution companies of capacity or energy for resale to regulated customers must be made at node prices set by OSINERG. Node prices for capacity and energy have been published every six months, in April and October, and become effective the first day of May and November, respectively; but in 2005, this publication will be made annually, in April of each year, in accordance with a recent amendment to the law. Node prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly effected in U.S. dollars. Other conditions of distribution pricing are similar to those in Chile.

The electricity tariff for a customer of the Servicio Público de Electricidad (regulated clients) includes charges for capacity and energy from generation and transmission (node prices) and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses.

Distribution electricity tariffs are set on the basis of voltage levels. Regulated customers have a range of tariff options that allow them to manage the charges based on consumption in peak hours (between 6:00 p.m. and 11:00 p.m.) or non-peak hours (all the remaining hours of the day). However, the majority of the regulated clients of Edelnor are within the tariff category that simply measures the energy consumed without any reference to capacity or division of consumption between peak and non-peak hours (Tarifa BT-5). Regulated customers subject to Tarifa BT-5 represented 99.6% of Edelnor’s clients and 45.3% of total sales of electricity during 2002. Unregulated customers can choose to pay for energy consumed or capacity or consumption distinguishing between peak and non-peak hours, or a combination of these factors according to stipulations on their contracts.

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

Back to Contents

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

Once the component of the VAD for the tariff has been set, it will remain in effect for a period of four years unless the adjustment tariff index has doubled during such period. The VAD index allows adjustments based on variations on node prices and distribution costs, including wages, the wholesale price index for domestic products, aluminum prices, currency exchange rates and import duties. The VAD index is adjusted when the underlying variables in the formula to project the VAD then in effect would result in a variation in excess of 3%. The current VAD component of the tariff was set in November 2001. The next VAD setting is expected for November 2005.

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

Back to Contents

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

On January 5, 2004, Articles 1 and 5 were modified to establish certain OSINERG functions. Pursuant to Article 1 of Law 26,734, OSINERG will regulate and supervise the electricity sector’s compliance with technical and legal regulations on public safety. OSINERG will also inform the appropriate entity or regulator of any violations and sanctions imposed.

Articles N° 36, 46, 47, 50, 51 and 52 of the Electrical Concessions Law were modified on December 30, 2004 by the Law 28,447. The principal changes were:

The node prices will be settled during May of each year.

For the establishment of energy’s node prices, a period of 36 months is considered: 24 future months and 12 historic months.

The projection of the 24 future months considers the offer and demand of foreign interconnections.

A commission was created, which must elaborate a proposed law in 6 months to assure the efficient development of electricity generation by means of the incorporation of market mechanisms.

C.	Organizational Structure.

Principal Subsidiaries and Related Companies

The subsidiaries listed in the following table were consolidated by us as of December 31, 2004. Our economic interest is calculated by multiplying our percentage ownership interest in a directly held subsidiary by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary. As of the date of this annual report, the economic ownership interest in Cerj and Coelce have changed as described earlier. All other subsidiaries and related companies have not changed since December 31, 2004.

Back to Contents

		Consolidated Assets	Operating Income
	% Economic	of Each	of Each
	Ownership of	Principal Subsidiary	Principal Subsidiary
Principal Subsidiary and	Principal Subsidiary	on a	on a
Country of Operation	by Enersis	Stand-alone Basis	Stand-alone Basis

	(in billions of Ch $ except percentages)
Electricity Generation
Endesa-Chile (Chile)	60.0%	5,317.6	369.0
Electricity Distribution
Chilectra (Chile)	98.2%	1,076.9	97.6
Edesur (Argentina)	65.1%	693.8	(0.3)
Edelnor (Peru)	33.4%	342.7	27.8

Cerj (Brazil)	80.4%	1,157.5	46.8
Coelce (Brazil)	31.2%	725.0	4.9
Codensa (Colombia)	21.7%	1,082.5	84.4
Other Businesses
IMV (Chile)	100.0%	78.2	(0.9)
Synapsis (Chile)	100.0%	23.7	6.0
CAM (Chile)	100.0%	66.4	9.2

Back to Contents

    Business and Subsidiaries Description

Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and wholly owns subsidiaries that provide support services to related and unrelated companies. The following chart represents Enersis’ direct and indirect ownership participation in its main operating subsidiaries and affiliates as of December 31, 2004.

Back to Contents

D. Property, plants and equipment.

Description of Property

In April 2002, Enersis relocated to its new corporate headquarters in Santa Rosa 76, Santiago, Chile, shared with Endesa-Chile (see further below) and Chilectra. Additionally, we own 26 administrative properties in Santiago with a total of 71,454 square meters. Through IMV, we own 21 office buildings and properties in Santiago, a 4-acre property in Viña del Mar and a 55% interest in a 2,030 acre plot of land outside of Santiago.

We also have significant interests or control of investments in electricity distribution companies in Argentina, Brazil, Colombia and Peru, where Enersis maintained a total concession area of over 200,000 square kilometers as of December 31, 2004. The description of each distribution company is included in “Item 4. Information on the Company”. The table set forth hereunder describes Enersis’ main equipment used for its distribution business, such as transmission lines, power and interconnection sub-stations, distribution networks and transformers.

Our distribution facilities are insured, according to international standards, against damage to sub-stations and administration buildings. Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and others. Insurance policies include third-party liability clauses, which cover our companies from complaints made by third parties. Transmission lines and the equipment attached to them do not qualify as insurable assets in the standard market.

Endesa-Chile’s main properties in Chile are its 22 electricity generation facilities detailed below in addition to its 27,793 square meter headquarters buildings in Santiago.

Over 95% of Endesa-Chile’s revenues are derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa-Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa-Chile’s operations. Endesa-Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, Endesa-Chile’s management believes that the risk of such an event is remote. Claims under Endesa-Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa-Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period.

Endesa-Chile also has investments in generating companies in Argentina, Brazil, Colombia and Peru, which involve a total of 24 generation facilities detailed below. The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa-Chile.

All insurance policies are purchased from reputable international insurers. We continuously monitor the insurance industry in order to obtain what we believe to be the most commercially reasonable coverage and premiums available on the market.

The following table identifies the power plants that Endesa-Chile is currently operating and their basic characteristics.

Back to Contents

Table of Generation Facilities

				Capacity (MW) (1)		Ownership Interest

Company	Location	Facility Name	Type	2003	2004	Endesa-Chile	Enersis

Costanera	Argentina	Costanera steam	Thermoelectric	1,131	1,131	64.26%	38.54%
		Costanera combined
Costanera	Argentina	cycle	Thermoelectric	851	852	64.26%	38.54%
Costanera	Argentina	Central Buenos Aires	Thermoelectric	320	320	64.26%	38.54%
El Chocón	Argentina	Chocón	Hydroelectric	1,200	1,200	47.45%	28.46%
El Chocón	Argentina	Arroyito	Hydroelectric	120	120	47.45%	28.46%
Cachoeira Dourada	Brazil	Cachoeira Dourada	Hydroelectric	658	658	92.51%	55.49%
C. G. T. F.	Brazil	C. G. T. Fortaleza	Thermoelectric	310	319	0.00%	48.82%
Cerj	Brasil	various small facilities	Hydroelectric	63	62	0.00%	71.80%
Endesa-Chile	Chile	Rapel	Hydroelectric	377	377	100.00%	59.98%
Endesa-Chile	Chile	Cipreses	Hydroelectric	106	106	100.00%	59.98%
Endesa-Chile	Chile	El Toro	Hydroelectric	450	450	100.00%	59.98%
Endesa-Chile	Chile	Los Molles	Hydroelectric	18	18	100.00%	59.98%
Endesa-Chile	Chile	Sauzal	Hydroelectric	90	77	100.00%	59.98%
Endesa-Chile	Chile	Sauzalito (2)	Hydroelectric	0	12	100.00%	59.98%
Endesa-Chile	Chile	Isla	Hydroelectric	68	68	100.00%	59.98%
Endesa-Chile	Chile	Antuco	Hydroelectric	320	320	100.00%	59.98%
Endesa-Chile	Chile	Abanico	Hydroelectric	136	136	100.00%	59.98%
Endesa-Chile	Chile	Ralco	Hydroelectric	0	690	100.00%	59.98%
Endesa-Chile	Chile	Huasco steam	Thermoelectric	16	16	100.00%	59.98%
Endesa-Chile	Chile	Bocamina	Thermoelectric	128	128	100.00%	59.98%
Endesa-Chile	Chile	Diego de Almagro (3)	Thermoelectric	24	47	100.00%	59.98%
Endesa-Chile	Chile	Huasco gas turbines	Thermoelectric	64	64	100.00%	59.98%
Endesa-Chile	Chile	Taltal	Thermoelectric	243	245	100.00%	59.98%
Pangue	Chile	Pangue	Hydroelectric	467	467	94.98%	56.97%
Pehuenche	Chile	Pehuenche	Hydroelectric	566	566	92.65%	55.57%
Pehuenche	Chile	Curillinque	Hydroelectric	89	89	92.65%	55.57%
Pehuenche	Chile	Loma Alta	Hydroelectric	40	40	92.65%	55.57%
Celta	Chile	Tarapacá	Thermoelectric	182	182	100.00%	59.98%
San Isidro	Chile	San Isidro	Thermoelectric	379	379	75.00%	44.99%
Emgesa	Colombia	Guavío	Hydroelectric	1,150	1,150	22.37%	13.42%
Emgesa	Colombia	Cadena Nueva	Hydroelectric	600	600	22.37%	13.42%
Emgesa	Colombia	Termozipa	Thermoelectric	223	223	22.37%	13.42%
Emgesa	Colombia	Otras	Hydroelectric	76	96	22.37%	13.42%
Betania	Colombia	Betania	Hydroelectric	540	540	85.62%	51.35%
Edegel	Perú	Huinco	Hydroelectric	247	247	37.90%	22.73%
Edegel	Perú	Matucana	Hydroelectric	129	129	37.90%	22.73%
Edegel	Perú	Callahuanca	Hydroelectric	75	75	37.90%	22.73%
Edegel	Perú	Moyopampa	Hydroelectric	65	65	37.90%	22.73%
Edegel	Perú	Huampani	Hydroelectric	30	30	37.90%	22.73%
Edegel	Perú	Yanango	Hydroelectric	43	43	37.90%	22.73%
Edegel	Perú	Chimay	Hydroelectric	151	151	37.90%	22.73%
Edegel	Perú	Santa Rosa	Thermoelectric	227	227	37.90%	22.73%
TOTAL	Argentina			3,622	3,623
	Brazil			1,031	1,039
	Chile			3,763	4,477
	Colombia			2,589	2,609
	Perú			967	967

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics. To be noted when estimating market share figures.

(2)	Sauzalito MW’s are included in Sauzal figure in 2003.

(3)	Includes one additional unit of Diego de Almagro (23 MW), as of 2004 which Endesa-Chile rents from Codelco.

Back to Contents

Table of Distribution Facilities

General Characteristics

		Concession	Transmission
	Location	Area (km2)	Lines (km) (1)

			2003	2004

Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,181	1,174
Edelnor	Peru	2,440	419	419
Cerj	Brazil	32,054	2,241	2,282
Coelce	Brazil	146,817	3,651	3,787
Codensa	Colombia	14,087	1,150	1,143
Total		200,825	8,997	9,160

(1)	The transmission lines consists of circuits, which voltages are in the range of 27 kV - 220 kV.

Power and Interconnection Sub-Stations and Transformers (2)

	2003			2004

	Number of	Number of	Capacity	Number of	Number of	Capacity
	Sub-stations	Transformers	(MVA)	Sub-stations	Transformers	(MVA)

Chilectra	53	127	5,558	53	133	5,830
Edesur	63	166	10,046	63	163	10,302
Edelnor	32	66	2,128	32	66	2,138
Cerj	113	221	3,937	113	223	4,071
Coelce	88	140	1,886	88	141	1,942
Codensa	61	191	6,292	61	191	6,545
Total	410	911	29,847	410	917	30,828

(2)	Voltage of these transformers are in the range of 500/220 kV (high voltage) and 13.8/10 kV (low voltage).

Distribution Network - Medium and Low Voltage Lines (3)

	2003		2004

	Medium	Low	Medium	Low
	Voltage (km)	Voltage (km)	Voltage (km)	Voltage (km)

Chilectra	4,332	9,016	4,412	9,157
Edesur	6,857	15,013	6,885	15,275
Edelnor	3,147	16,257	3,184	16,626
Cerj	24,940	14,778	25,810	15,157
Coelce	53,256	25,812	54,422	25,937
Codensa	17,212	21,720	17,310	21,768
Total	109,744	102,596	112,023	103,920

(3)	Medium voltage lines: 11,400 V - 35,500 V; Low voltage lines: 380/220 V.

Transformers for Distribution (4)

	2003		2004

	Number of	Capacity	Number of	Capacity
	Transformers	(MVA)	Transformers	(MVA)

Chilectra	25,183	4,498	25,866	4,742

Back to Contents

	2003		2004

	Number of	Capacity	Number of	Capacity
	Transformers	(MVA)	Transformers	(MVA)

Edesur	22,886	4,682	22,764	4,726
Edelnor	8,468	1,318	8,548	1,373
Cerj	74,251	2,689	80,398	2,911
Coelce	84,055	3,273	85,306	3,343
Codensa	57,366	6,749	57,909	6,834
Total	272,209	23,209	280,791	23,929

(4)	Range of voltage of these transformers is 11,400/35,000 V (high voltage) and 380/220 V (low voltage).

Environmental Issues

The electricity sector is subject to extensive environmental regulations that require environmental impact studies to be made to obtain approval for future projects. Enersis’ subsidiaries have always planned their projects and operations to meet and comply with the environmental regulations of the various jurisdictions in which they operate.

    Major Encumbrances

Costanera S.A.’s debt with Mitsubishi Corporation was used to finance the purchase of equipment. As of December 31, 2004, the value of the assets pledged as a guarantee for this debt was Ch$ 20.6 billion. Additionally, Costanera has executed liens in favor of J.P.Morgan and ING in order to guarantee a syndicated loan in the amount of Ch$ 29 billion as of December 31, 2004.

Pangue S.A. executed the following liens and mortgages: (1) first mortgage on the water rights and real estate on which the power plant is located; (2) lien on the electricity lines, machinery and equipment of the power plant; and (3) prohibition to sell, transfer or encumber such assets, including the definitive concession to establish the Pangue power plant. The value of the pledged assets was Ch$ 88.4 billion at December 31, 2004. These encumbrances and prohibitions guarantee the obligations of Pangue S.A. with the project lenders: Skandinaviska Enskilda Banken, Export Development Corporation and Kreditanstalt für Wiederaufbau.

San Isidro executed a lien in connection with equipment provided by Mitsubishi Corporation. As of December 31, 2004, the value of the equipment was Ch$ 84.1 billion.

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

Back to Contents

•	Hydrological conditions. A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants because of insufficient water resources. The use of fuels for the generation of electricity results in higher costs of operations that we would not have to incur otherwise. Accordingly, our results of operation may be adversely affected by low rainfall although only extreme hydrological conditions actually materially affect our operating results and financial condition. In addition, adverse hydrological conditions at times have led governments to take affirmative steps to regulate the electricity business. For additional information regarding the effects of hydrological conditions on our results from operations, please see “Item 4. Information on the Company —Introduction—Electricity Generation —Hydrological conditions and rationing decree”.

•	Extraordinary actions by government authorities. Our operations are materially affected by extraordinary actions taken by the governments of the countries in which we operate. In the past few years the results from operations of our Argentine, Brazilian and Colombian subsidiaries were affected by actions taken by the governments of those countries. Following are some examples:

• In Argentina, electricity tariffs historically were expressed in U.S. dollars at an exchange of Ar$ 1.00 to U.S.$ 1.00. However, following a devaluation of the Argentine peso against the U.S. dollar from Ar$ 1.00 per U.S.$ 1.00 to Ar$ 3.37 per U.S.$ 1.00 as of December 31, 2002, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$ 1.00 to U.S.$ 1.00. As a result of this devaluation and the tariff conversion rate dictated by the Argentine government, the U.S. dollar equivalent of our Argentine revenues declined significantly.

• As a consequence of a severe drought in Brazil, during 2001 and the first quarter of 2002, the Brazilian government imposed restrictions limiting the consumption of electricity in certain provinces where our distribution companies operate. As a result of these restrictions on electricity consumption our distribution subsidiaries experienced a reduction in their revenues.

• In 2002, the Colombian government imposed an extraordinary tax to finance Colombia’s antiterrorist campaign and in 2004, it imposed, for the first time, a 1.2% tax on shareholders’ equity on all Colombian companies.

•	Regulatory developments. The regulatory structure governing our distribution and generation business has a material effect in our results from operations. In particular, regulators in the countries in which we operate set (x) distribution tariffs taking into consideration the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Distribution Added Value”, or VAD and (y) generation tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to earn a regulated level of return on their investments. Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators. For additional information relating to the regulatory frameworks in the countries in which we operate, please see “Item 4. The Company—Electricity Industry Regulatory Framework” included in this annual report.

•	Economic conditions. Macroeconomic conditions in the countries in which we operate have a significant effect on our results from operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases while electricity theft decreases. Other macroeconomic factors such as a devaluation of the local currency in the countries in which we operate may have a negative impact in our results from operations because while most of our revenues are denominated in the currency of the countries in which we operate, our financing and significant other costs such as depreciation are denominated in U.S. dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans.

Back to Contents

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

Technical Bulletin No. 64—Conversion Effect. Technical Bulletin No. 64 requires Enersis to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate such financial statements into Chilean GAAP after such conversion, including by converting such U.S. dollar amounts into Chilean pesos. We refer to the gain or loss resulting from this balance sheet conversion as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Enersis’s equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.

In addition, Technical Bulletin No. 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into U.S. dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to U.S. dollars are then converted from U.S. dollars to Chilean pesos at the exchange rate applicable at the end of the reporting period. Technical Bulletin No. 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical dollar value and the dollar appreciated against the Chilean peso in 2002.

The currency conversion from local currencies to U.S. dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the U.S. dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The reverse is also true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the U.S. dollar may result in a gain, whereas an appreciation may result in a loss. The fluctuations of the exchange rates between the currencies of the countries where we operate and the U.S. dollar, as well as in the exchange rate between the Chilean peso and the U.S. dollar, have materially affected the comparability of our results from operations during the periods discussed below because of this conversion effect.

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

Back to Contents

Critical accounting policies

Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below. In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction, with no need for management’s judgment in its application. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 2 to our consolidated financial statements.

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

The number of years included in determining discounted cash flow, in our opinion, is estimable in the case of our generating companies because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary. Therefore, the likelihood of change in estimate in any given period is high. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically; therefore, the likelihood of a change in estimate in any given period is high.

On the distribution side of our business, the probability of a change in the number of years included in discounted cash flow and the discount rate would be based on the same factors as the generation business.

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

Back to Contents

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

The regulatory asset recorded by the Company’s distribution subsidiaries (Cerj and Coelce) was Ch$ 33.1 billion as of December 31, 2002 and Ch$ 99.7 billion as of December 31, 2001, each expressed in Ch$ as of December 31, 2004 and recorded as revenue during 2002 and 2001. In order to record this asset, our subsidiaries and other companies in the energy sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.

Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were deferred by Cerj and Coelce for the years ending December 31, 2001 and 2002, respectively and amounted to 24.6 billion and Ch$ 32.6 billion, respectively. These costs will be recovered through future billings.

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

Back to Contents

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,

	2003	2004

	(increase in millions of Ch$ )
Projected benefit obligation	15,776	24,385

The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,

	2003	2004

	(increase in millions of Ch$ )
Accumulated post-retirement benefit obligation	1,344	3,201

SAB 74 Disclosures -

Recent accounting pronouncements

Accounting for Conditional Asset Retirement Obligations

In March 2005 the Financial Accounting Standards Board (FASB) published FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations”. Interpretation 47 will result in (a) more consistent recognition of liabilities relating to asset retirement obligations, (b) more information about expected future cash outflows associated with those obligations, and (c) more information about investments in long-lived assets because additional asset retirement costs will be recognized as part of the carrying amounts of the assets.

Interpretation 47 clarifies that the term “conditional asset retirement obligation” as used in FASB Statement No. 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Uncertainty about the timing and (or) method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. Interpretation 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. Interpretation 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005, for calendar-year enterprises). The Company adopted SFAS 143 effective January 1, 2003, and currently does not expect that the adoption of Interpretation 47 will have a material impact on the Company’s results of operation or financial position.

Enersis’ Results from Operations for the Years Ended
December 31, 2003 and December 31, 2004

Overview

Our 2004 results, when compared to those of 2003, were mainly affected by the following factors:

•	our operating income increased by Ch$ 84.7 billion, or 15.4%, to Ch$ 634.2 billion in 2004, principally reflecting increased operating income at our generation subsidiaries in Colombia and Brazil, and our distribution companies in Colombia and, to a lesser extent, Argentina. If we eliminate the negative impact of the 6.1% appreciation of the Chilean peso against the United States dollar in 2004, operating income would have increased by 21.0%. In 2004, the Colombian peso appreciated by 8.6%, the Brazilian real appreciated by 4.9% and the Peruvian sol appreciated by 1.9%, all against the U.S. dollar, which offset in part the negative impact of the appreciation of the Chilean peso. We believe that it is helpful to eliminate the effects of the appreciation of the Chilean peso against the dollar in order to understand the underlying trend in our operating income. For a reconciliation of this non-GAAP measures to Chilean GAAP, see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

Back to Contents

•

Physical sales in our distribution operations increased by 5.5% to 52,314 GWh in 2004. Physical sales in generation also increased by 5.5% to 53,443 GWh in 2004. These increases reflect an economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 4.2% to 10.9 million at the end of 2004.

•

Our non-operating results improved by Ch$ 97.6 billion, or 20.9%, from a loss of Ch$ 466.3 billion in 2003 to a loss of Ch$ 368.6 billion in 2004. This is attributable primarily to lower interest expense, the effects of foreign exchange movements, and income from unconsolidated investments.

•

Tax expenses increased by Ch$ 94.6 billion, from Ch$ 42.6 billion in 2003 to Ch$ 137.2 billion in 2004, partly due to incremental Ch$ 107.2 billion of non-cash deferred tax expense. This increase was partly offset by Ch$ 12.6 billion in tax expense.

Operating income

The table below breaks down operating income by country for the years ended December 31, 2003 and 2004.

	Year ended December 31,

	2003	2004	Change	% Change

		(in millions of Ch$ )
Chilectra (Chile)	95,375	97,611	2,236	2.3%
Non-electricity subsidiaries (Chile) (1)	7,998	961	(7,037)	(88.0)%
Total operating income Chile except generation business	103,373	98,572	(4,801)	(4.6)%
Edesur (Argentina)	(5,378)	(253)	5,125	(95.3)%
Distrilima/Edelnor (Peru)	27,197	27,825	628	2.3%
Cerj (Brazil)	25,126	46,893	21,767	86.6%
Investluz/Coelce (Brazil)	20,176	4,890	(15,286)	(75.8)%
Codensa (Colombia)	31,383	84,449	53,066	169.1%
Total operating income, excluding Chile and generation business	98,504	163,804	65,300	66.3%
Endesa-Chile
Operating income (Chile)	159,141	149,718	(9,423)	(5.9)%
Operating income (Argentina)	33,121	34,380	1,259	3.8%
Operating income (Brazil)	3,749	14,314	10,565	281.8%
Operating income (Colombia)	88,133	118,456	30,323	34.4%
Operating income (Peru)	62,829	52,157	(10,672)	(17.0)%
Other
Endesa-Chile’s total operating income	346,973	369,025	22,052	6.4%
Less: intercompany transactions	648	2,801	2,153	332.3%
Total operating income	549,498	634,202	84,704	15.4%

(1) Includes operating income of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Back to Contents

The table below breaks down operating income by segment for the years ended December 31, 2003 and 2004.

					Year ended December 31,

	Generation		Distribution		Other		Interc. transactions		Total

	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

					(in million of Ch$ )

Operating revenues	918,634	1,012,305	1,651,253	1,858,860	181,139	181,031	(332,575)	(343,271)	2,418,451	2,708,925
Operating costs	(543,006)	(611,808)	(1,316,948)	(1,458,325)	(137,837)	(144,358)	302,579	316,403	(1,695,212)	(1,898,088)
Operating margin	375,628	400,497	334,305	400,535	43,302	36,673	(29,996)	(26,868)	723,239	810,837
Selling and administrative expenses	(31,018)	(33,003)	(140,427)	(139,121)	(32,940)	(34,180)	30,644	29,669	(173,741)	(176,635)
Operating income	344,610	367,494	193,878	261,414	10,362	2,493	648	2,801	549,498	634,202

Revenues from operations

Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived mainly from the sale of electricity we generate. Distribution revenues are derived primarily from the resale of electricity purchased from generators. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies and Value Added from Distribution, or VAD, revenues, which relate to the recovery of costs and return on investment with respect to distribution assets as well as allowed losses under tariff regulations. Other revenues from our distribution services consist of charges related to new connections and maintenance and leases of meters.

The table below presents the distribution business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2003 and 2004.

Distribution Business
		Physical sales during
		Year ended December 31,

	2003	2004	Change	% Change

		(GWh)
Chile	10,518	11,317	799	7.6%
Argentina (1)	12,656	13,322	666	5.3%
Peru	3,968	4,250	282	7.1%
Brazil	13,181	13,769	588	4.5%
Colombia (1)	9,254	9,656	402	4.3%
Total	49,577	52,314	2,737	5.5%

(1)	Includes sales of energy by third parties who pay us transmission tolls. In Edesur and Codensa, transmission toll revenues as of December 31, 2004 represented 4.3% and 36.9% of their total revenues, respectively.

Generation Business

The table below presents the generation business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve month periods ended December 31, 2003 and 2004.

Back to Contents

		Physical sales during
		Year ended December 31,

	2003	2004	Change	% Change

		(GWh)
Chile	18,681	18,462	(219)	(1.2)%
Argentina	9,259	11,604	2,345	25.3%
Peru	4,443	4,328	(115)	(2.6)%
Brazil	3,770	3,902	132	3.5%
Colombia	14,481	15,148	667	4.6%
Total	50,634	53,444	2,810	5.5%

The table below presents, for the periods indicated, the breakdown of our operating revenues and percentage changes from period to period.

		Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$)
Chilectra (Chile)	444,803	483,006	38,203	8.6%
Non-electricity subsidiaries (Chile) (1)	156,483	160,673	4,190	2.7%
Total operating revenues from Chile, except generation business	601,286	643,679	42,393	7.1%
Edesur (Argentina)	188,541	208,983	20,442	10.8%
Distrilima/Edelnor (Peru)	180,346	182,363	2,017	1.1%
Cerj (Brazil)	325,533	354,638	29,105	8.9%
Investluz/Coelce (Brazil)	212,572	264,358	51,786	24.4%
Codensa (Colombia)	299,459	365,513	66,054	22.1%
Total operating revenues, excluding Chile and generation business	1,206,451	1,375,855	169,404	14.0%
Endesa-Chile
Sales of electricity (Chile)	469,324	467,583	(1,741)	(0.4)%
Sales of electricity (Argentina)	114,060	148,300	34,240	30.0%
Sales of electricity (Brazil)	31,562	42,006	10,444	33.1%
Sales of electricity (Colombia)	213,810	251,398	37,588	17.6%
Sales of electricity (Peru)	114,532	123,375	8,843	7.7%

Endesa-Chile’s total operating revenues	943,288	1,032,662	89,374	9.5%
Less: intercompany transactions	(332,574)	(343,271)	(10,697)	3.2%
Total operating revenues	2,418,451	2,708,925	290,474	12.0%

(1)	Includes operating income of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

    Distribution business revenues from operations

In Chile, revenues from operations from our electricity distribution subsidiary, Chilectra, increased by Ch$ 38.2 billion, or 8.6%, in 2004 from 2003. This increase was primarily attributable to a 7.6% increase in physical sales which, in turn, reflected a 5.2% increase in average consumption per customer in the two periods under comparison. The average price of electricity sold by Chilectra increased 0.7% in 2004.

Revenues from our non-electric subsidiaries increased by Ch$ 4.2 billion, principally reflecting a Ch$ 6.4 billion increase in revenues of CAM due to higher sales of materials and services. This effect was offset in part by decreases at Manso de Velasco of Ch$ 1.3 billion, and at Synapsis of Ch$ 1.0 billion. Revenues at Manso de Velasco declined in 2004 because certain real estate projects came to an end, and Synapsis’ revenues declined principally because we did not provide services to INP in 2004.

Back to Contents

Revenues from our Argentine distribution subsidiary, Edesur, increased by Ch$ 20.4 billion, or 10.8%, reaching Ch$ 209.0 billion in 2004. This increase is primarily attributable to a 10.8% increase in the average price of sales in local currency, and a 5.3% increase in physical sales, to 13,322 GWh in 2004. Average electricity consumption per customer increased by 4.2%. The benefit of these increases was partly offset by a Ch$ 15.9 billion reduction in revenues as a result of the 6.1% appreciation of the Chilean peso in 2004.

Revenues from our Peruvian holding company, Distrilima, which consolidates our Peruvian distribution company Edelnor, increased by Ch$ 2.0 billion, or 1.1%, in 2004 as compared to 2003. This increase is primarily attributable to a 7.1% increase in physical sales, to 4,250 GWh in 2004. In addition, Distrilima’s 2004 revenues expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 1.9% appreciation of the Peruvian sol, when compared to 2003. Average per capita consumption of electricity increased 4.7% in 2004. These positive factors were partly offset by the adverse effect of the 6.1% appreciation of the Chilean peso against the dollar, which amounted to Ch$ 15.2 billion in 2004.

Revenues from our Brazilian electricity distribution company, Cerj, increased by Ch$ 29.1 billion in 2004, or 8.9%, primarily due to a 16.2% increase in the average price of sales in 2004 in local currency terms, as well as higher physical sales, which grew from by 4.8% to 7,628 GWh in 2004. In addition, Cerj’s 2004 revenues expressed in U.S. dollars, using the average exchange rate convention increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003. The number of customers increased by 5.1%, from 2.0 million in 2003 to 2.1 million in 2004. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 27.4 billion.

Operating revenues from our other Brazilian distribution company, Coelce, increased by Ch$ 51.8 billion, or 24.4%, in 2004. This increase is primarily attributable to a 28.9% increase in the average price of sales in local currency, and a 4.0% increase in physical sales, to 6,141 GWh in 2004. In addition, as with Cerj, Coelce’s 2004 revenues expressed in dollars, increased as a consequence of the 4.9% appreciation of the Brazilian real against the dollar, when compared to 2003. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 17.9 billion.

In Colombia, revenues from our electricity distribution company, Codensa, increased by Ch$ 66.1 billion, or 22.1%, over 2003. This increase is primarily attributable to a 12.1% increase in the average price of sales in local currency, and a 4.3% increase in physical sales, to 9,656 GWh in 2004. In addition, our 2004 revenues expressed in dollars, using the average exchange rate convention increased as a consequence of the 8.6% appreciation of the Colombian peso, when compared to 2003. The number of customers increased by 2.2%, to 2.0 million in 2004, while average electricity consumption rose by 2.1%. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 25.2 billion.

    Generation business revenues from operations

Revenues from sales in Chile accounted for 45.3% and 49.8% of our consolidated revenues in 2004 and 2003, respectively. Revenues from sales of electricity in Argentina accounted for 14.4% of our consolidated revenues in 2004 as compared to 12.1% in 2003. Revenues from sales of electricity in Colombia accounted for 24.3% in 2004 as compared to 22.6% in 2003 and revenues from sales of electricity in Brazil accounted for 4.1% in 2003 as compared to 3.3% in 2003. In addition, revenues from sales of electricity in Perú accounted for 11.9% in 2004 as compared to 12.1% in 2003. Other, non-core business revenues accounted for less than 5% of total consolidated revenues in both 2003 and 2004.

Total revenues in Chile decreased 0.4% in 2004 due to lower sales of non generation businesses, mainly at Ingendesa, our engineering services subsidiary in Chile. Revenues from sales of electricity increased by 0.2% to Ch$ 440.7 billion in 2004 from Ch$ 439.9 billion in 2003. The increase in electricity sales reflected a 1.3% increase in the average sales price, from Ch$ 23.6 per kWh in 2003 to Ch$ 23.9 per kWh in 2004,due to increases in the regulated node price and the average spot market price. The price increase effect was offset by the reduced volume of electricity sales, which declined 1.2% in 2004. The lower level of volume sales was a consequence of the level of contractual commitments and hydrology. The lower hydro generation due to the level of hydrology in reservoirs and rivers was partly offset by thermal generation and the successful start up of the 690 MW Ralco power plant, which began operations in September 2004 and supplied nearly 1,300 GWh at December 31, 2004. Spot market GWh sales increased 9.3% from 2,920 GWh in 2003 to 3,192 GWh in 2004 while sales to contracted customers declined 3.1%.

Back to Contents

Revenues in Argentina increased by 30.0%, from Ch$ 114.1 billion in 2003 to Ch$ 148.3 billion in 2004. The increase in revenues was primarily due to 25.3% increase in the volume of electricity sales. The main drivers of this increase are greater demand for electricity in the Argentine market and Costanera’s ability to generate electricity with liquid fuels as an alternative to natural gas when the natural gas supply in Argentina is in crisis. Volume sales at our Chocón plant in 2004 were 22.4% lower than in 2003 due to less favorable water levels. The Company’s average sales price in Argentina expressed in Chilean pesos according to the convention of Technical Bulletin 64 increased 4%, from Ch$ 12.3 per kWh in 2003 to Ch$ 12.8 in 2004. However, when expressed in Argentine local currency, the nominal average sales price increased 13% in 2004 due to an increase in the wholesale market spot price.

Revenues in Colombia increased by 17.6%, from Ch$ 213.8 billion in 2003 to Ch$ 251.4 billion in 2004. Physical electricity sales increased 4.6% due to higher sales at Emgesa which were driven by market demand and hydrology. Both spot market and contracted energy sales increased in both 2004 and 2003, representing 36% and 64%, respectively, of our total sales in Colombia~~.~~. The average sales price increased 12.2%, from Ch$ 14.8 per kWh in 2003 to Ch$ 16.6 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64. When expressed in local currency, the average sales price increase was 7.8% in 2004.

Revenues from our Brazilian subsidiary, Cachoeira Dourada, increased by 33.1% from Ch$ 31.6 billion in 2003 to Ch$ 42.0 billion in 2004. This revenue increase is due to a 3.5% increase in physical sales, which reached 3,902 GWh in 2004, and higher electricity prices. Volume increased due to greater demand and favorable hydroelectric conditions in the southeast. Sales prices were higher in both the spot market and the contracted market. Revenues from Cachoeira Dourada’s main customer, Celg, increased according to the terms of their contractual agreement and also as a result of 14 million reales recognized in June 2004 following the conclusion of a legal dispute regarding revenues not billed during the second semester of 2003. The Company’s overall average sales price increased 20.4% from Ch$ 8.4 per kWh in 2003 to Ch$ 10.1 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64 (after adjusting for income in arrears from 2003). In Brazilian local currency, the Company’s average sales price increased by 26.2% during 2004.

Revenues from sales of our Peruvian electricity generation company, Edegel, increased by 7.7%, from Ch$ 114.5 billion in 2003 to Ch$ 123.4 billion in 2004. The volume of electricity sales declined due to lower hydro generation as a consequence of poor hydrology in the region, mainly during the first semester of 2004. The average sales price increased from Ch$ 25.6 per kWh in 2003 to Ch$ 28.3 per kWh in 2004, equivalent to a 10.4% increase, expressed in Chilean pesos according to the convention of Technical Bulletin 64. The average sales price increase in local currency was 18.2% in 2004.

Operating Costs

Operating costs consist principally of electricity purchases from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, salaries, fuel purchases and other expenses.

The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2003 and 2004.

Back to Contents

	Year ended December 31

	2003	2004

	(percentage of total costs of operations)
Electricity purchases	44.10%	46.80%
Depreciation and amortization	23.40%	19.50%
Transmission tolls	7.90%	7.50%
Operating costs and maintenance	7.80%	7.50%
Salaries	5.90%	5.70%
Fuel purchases	5.20%	8.10%
Other expenses	5.70%	4.90%

	100.00%	100.00%

The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2003 and 2004.

		Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$ )
Chilectra (Chile)	314,129	342,987	28,858	9.2%
Non-electricity subsidiaries (Chile) (1)	116,635	126,974	10,339	8.9%
Total operating costs, Chile except generation business	430,764	469,961	39,197	9.1%
Edesur (Argentina)	165,195	181,425	16,230	9.8%
Distrilima/Edelnor (Peru)	135,623	137,720	2,097	1.5%
Cerj (Brazil)	289,209	293,145	3,936	1.4%
Investluz/Coelce (Brazil)	162,022	229,674	67,652	41.8%
Codensa (Colombia)	250,770	273,375	22,605	9.0%
Total operating costs, excluding Chile and generation business Endesa-Chile	1,002,819	1,115,339	112,520	11.2%
Cost of operations (Chile)	292,396	298,927	6,531	2.2%
Cost of operations (Argentina)	78,962	111,351	32,389	41.0%
Cost of operations (Brazil)	25,845	25,951	106	0.4%
Cost of operations (Colombia)	122,892	129,183	6,291	5.1%
Cost of operations (Peru)	44,113	63,779	19,666	44.6%
Endesa-Chile’s total operating costs	564,208	629,191	64,983	11.5%
Less: intercompany transactions	(302,579)	(316,403)	(13,824)	4.6%
Total operating costs	1,695,212	1,898,088	202,876	12.0%

(1)	Includes operating costs of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Distribution business operating costs

Operating costs in Chile increased by Ch$ 28.9 billion, or 9.2%, during 2004, mainly due to (i) a higher level of energy purchases, which increased by 7.2% to 11,937 GWh in 2004, reflecting higher demand, and (ii) an average purchase price increase of 3.8%. Physical losses decreased 7.1%, from 5.6% in 2003 to 5.2% in 2004. Our non-electricity subsidiaries also experienced an increase in costs of Ch$ 10.3 billion, arising primarily from CAM, explained by an increase in the costs of materials of Ch$ 4.9 billion, and higher wages of Ch$ 2.1 billion.

Operating costs of our Argentine subsidiary Edesur increased by Ch$ 16.2 billion, or 9.8%, explained primarily by a 5.2% increase in energy purchased to 15,097 GWh in 2004, as well as a 27.7% increase in the average price of electricity purchased in local currency terms. These cost increases were partly offset by a Ch$ 5.4 billion decrease in depreciation of fixed assets, and a Ch$ 2.1 billion decrease in operation and maintenance costs. Energy losses, arising from theft and vandalism, remained at 11.8% in 2004, the same level as 2003. The increase in average purchase price was also partly offset by the appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 13.9 billion.

Back to Contents

Operating costs of our Peruvian company, Distrilima, which consolidates our electricity distribution company Edelnor, increased by Ch$ 2.1 billion, or 1.5%, primarily because of a 7.2% increase in energy purchases to 4,641 84 GWh in 2004, and an increase of 1.0% in the average price of energy purchased in local currency forms. In addition, Distrilima’s 2004 operating costs expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 1.9% appreciation of the Peruvian sol, when compared to 2003, with the exception of the depreciation of fixed assets, which is carried in nominal dollars. These factors were partly offset by a Ch$ 0.5 billion reduction in operating and maintenance costs, a Ch$ 0.4 billion decline in fixed asset depreciation, a Ch$ 0.4 billion reduction in costs of services and the effect of the appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 11.4 billion. Energy losses remained constant at 8.4% during the two periods under comparison.

Operating costs at Cerj increased by Ch$ 3.9 billion, or 1.4%, primarily because of an 8.4% increase in the average price of energy purchased in local currency terms, a Ch$ 9.6 billion increase in operating and maintenance costs, and a Ch$ 1.4 billion rise in wages and social welfare benefits. Cerj’s 2004 operating cost expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003, with the exception of the depreciation of fixed assets carried in nominal dollars. These increases were partly offset by a Ch$ 3.7 billion decline in depreciation, a 473 GWh reduction in energy purchases and the effect of the 6.1% appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 24.3 billion. Energy losses decreased from 23.6% in 2003 to 22.8% in 2004, reflecting management’s focus on reducing such losses.

Operating costs at Coelce, our second Brazilian distribution company, increased by Ch$ 67.6 billion in 2004, a 41.8% increase when compared to 2003, primarily due to a 74.5% increase in the average price of energy purchased expressed in local currency terms which is distorted in 2004 because of the first-time purchases from CGTF. Coelce signed a long-term contract with CGTF in order to assure its electricity supply, and CGTF’s prices are higher because it is a combined cycle plant. Physical energy purchases increased by 3.8%. Additionally, Coelce’s 2004 operating cost expressed in dollars, increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003, with the exception of the depreciation of fixed assets. These increases were partly offset by Ch$ 2.7 billion in lower depreciation expense and the effect of the 6.1% appreciation of the Chilean peso against the dollar in 2004, which reduced costs by Ch$ 13.4 billion. Energy losses increased by 3.0%, reaching 13.9% in 2004. Despite the increase in energy losses, the absolute level is significantly lower than for Cerj. Coelce’s concession area does not have the same socioeconomic difficulties as that of Cerj, but it is so large that significant loss reductions are difficult to achieve for technical reasons.

Operating costs arising from Codensa, our Colombian distribution company, increased by Ch$ 22.6 billion, or 9.0%, in 2004, principally reflecting a 2.1% increase in physical energy purchases, a salary expense increase of Ch$ 6.1 billion, and an operating and maintenance expense increase of Ch$ 2.5 billion. Our 2004 operating costs expressed in dollars, increased as a consequence of the 8.6% appreciation of the Colombian peso, when compared to 2003. These increases were partly offset by a Ch$ 5.4 billion decline in depreciation expense and the effect of the 6.1% appreciation of the Chilean peso in 2004, which reduced costs by Ch$ 21.1 billion. Energy losses decreased from 10.2% in December 2003 to 9.7% in December 2004.

Generation business operating costs

The 2.2% increase in operating costs in Chile during 2004 when compared to 2003 is due to greater thermal generation fuel expenses and electricity purchases. Weaker hydro conditions during the first semester of 2004 led to a 26% increase in thermal generation, resulting in an average variable cost of generation, excluding electricity purchases, of Ch$ 8.9 per kWh in 2004, compared to Ch$ 8.5 per kWh in 2003. Electricity purchases, both energy and capacity, increased from Ch$ 49.7 billion in 2003 to Ch$ 53.1 billion in 2004. Physical GWh purchases declined, but a higher average price, which grew from Ch$ 20.6 in 2003 to Ch$ 27.7 in 2004, increased total cost. These greater costs were partly offset by a 7% reduction in asset depreciation, from Ch$ 70.7 in 2003 to Ch$ 65.7 in 2004.

Costs of operations in Argentina increased by 41.0% to Ch$ 111.4 billion in 2004. Total physical generation increased by 41%. Thermal generation increased 99% and hydro generation declined 15%. As a result of the natural gas shortage in Argentina, Costanera increased its use of liquid fuel in thermal generation, which is relatively more expensive than natural gas. As a result of the increase in volume and price, fuel costs increased by 237.6% to Ch$ 38.8 billion in 2004. The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 3.1 per kWh in 2003 to Ch$ 5.7 per kWh in 2004 due to the higher cost of fuel. Physical electricity purchases declined in 2004, reducing purchase expenses from Ch$ 9.6 billion in 2003 to Ch$ 5.9 billion in 2004. The cost of asset depreciation increased 7.3%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 6.8 billion.

Back to Contents

Costs of operations in Colombia increased by 5.1% to Ch$ 129.1 billion in 2004 from Ch$ 122.9 billion in 2003. Physical generation was 10.1% greater in 2004 than 2003 as a consequence of favorable hydrology, which, although leading to higher tolls and energy transportation costs, reduced electricity purchases. The variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$ 3.6 compared to Ch$ 4.3 in 2003. The volume of electricity purchases declined 11% and the cost of purchases expressed in Chilean pesos declined 1% affected by the 8% appreciation of the yearly average Colombian peso U.S. dollar exchange rate.Asset depreciation declined 8.4%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 11.1 billion.

Costs of operations in Brazil remained stable, reaching Ch$ 26.0 billion in 2004 as compared to Ch$ 25.8 billion in 2003. Physical generation was 8.4% greater in 2004 than 2003 as a consequence of favorable hydrology, which increased transportation costs, but reduced the volume of electricity purchases. The volume of electricity purchases declined 14.1%, but the cost of purchases increased due to the increase in the price of purchases. The average variable cost per kWh generation in 2004, excluding the cost of energy purchases, was Ch$ 1.8 in 2004 and Ch$ 1.9 in 2003. Asset depreciation expense declined. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 2.2 billion.

Costs of operations in Perú increased by 44.6% to Ch$ 63.8 billion in 2004 from Ch$ 44.1 billion in 2003, mainly due to an increase of Ch$ 14.0 billion in fuel expenses and a Ch$ 4.2 billion increase in energy purchases. The increase in these expenses was due to the lack of rainfall, mainly during the first semester of 2004, which caused total thermal generation in 2004 to be 15 times greater than 2003 and also required an increase in physical energy purchases of 26.6%. The variable cost of generation per kWh, excluding electricity purchases, was Ch$ 7.6 in 2004 compared to Ch$ 3.5 in 2003. The cost of asset depreciation declined 4.6%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 3.7 billion.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectible accounts and materials and office supplies.

The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses.

	Year ended December 31

	2003	2004

	(as a percentage of selling and administrative expenses)
Salaries	42.80%	42.30%
General administrative expenses	38.20%	38.70%
Depreciation and amortization	10.90%	9.60%
Uncollectible accounts	7.40%	8.90%
Materials and office supplies	0.80%	0.60%

	100.00%	100.00%

The table below sets forth the breakdown of selling and administrative expenses for the years ended on December 31, 2003 and 2004, as well as percentage changes from period to period.

Back to Contents

	Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$ )
Chilectra (Chile)	35,299	42,408	7,109	20.1%
Non-electricity subsidiaries (Chile) (1)	31,851	32,738	887	2.8%
Total selling and administrative expenses Chile, except generation business	67,150	75,146	7,996	11.9%
Edesur (Argentina)	28,724	27,811	(913)	(3.2)%
Distrilima/Edelnor (Peru)	17,526	16,818	(708)	(4.0)%
Cerj (Brazil)	11,198	14,600	3,402	30.4%
Investluz/Coelce (Brazil)	30,374	29,794	(580)	(1.9)%
Codensa (Colombia)	17,306	7,689	(9,617)	(55.6)%
Total selling and administrative expenses, excluding Chile and generation business	105,128	96,712	(8,416)	(8.0)%
Endesa-Chile’s total selling and administrative expenses	32,107	34,446	2,339	7.3%
Less: intercompany transactions	(30,644)	(29,669)	975	(3.2)%
Total selling and administrative expenses	173,741	176,635	(2,894)	1.7%

(1)	Includes operating expenses of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Consolidated selling and administrative expenses increased slightly, from Ch$ 173.7 billion in 2003 to Ch$ 176.6 billion in 2004, an increase of 1.7%. The largest increases in selling and administrative expenses arose from Chilectra, our Chilean electricity subsidiary, with an increase of Ch$ 7.1 billion, or 20.1% over 2003, and expenses in Cerj, which increased by Ch$ 3.4 billion, or 30.4%, over 2003. Chilectra’s expenses are attributable primarily to application of a more conservative discount rate applied to its future pension benefit liability, which increased expenses by Ch$ 2.8 billion, higher marketing-related expenses of Ch$ 2.4 billion and Ch$ 1.5 billion in incremental expenses associated with employee severance indemnity. Cerj’s increase in selling and administrative expenses is explained primarily by a Ch$ 4.2 billion increase in provisions for uncollectible amounts, partly offset by a decrease in salary expense. These increases in selling and administrative expenses were partly offset by decreases in the selling and administrative expenses of other subsidiaries, particularly Codensa, which had a Ch$ 9.6 billion decrease in selling and administrative expenses in 2004, caused primarily by Ch$ 4.1 billion in lower wages, benefits and compensations, Ch$ 2.8 billion in general reductions, and Ch$ 0.5 billion in the reversal of provisions for uncollectible amounts.

Non-operating income (expense)

The table below sets forth non-operating income (expense) for the year ended December 31, 2003 and 2004, and the percentage change from period to period.

	Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$ )
Net interest expense	(362,027)	(286,504)	75,523	(20.9)%
Net income from related companies	17,955	31,145	13,190	73.5%
Net other non-operating income (expense)	(56,832)	(73,723)	(16,891)	29.7%
Net monetary exposure	(10,818)	13,630	24,448	(226.0)%
Goodwill amortization	(54,559)	(53,201)	1,358	(2.5)%

Non-operating expense	(466,281)	(368,653)	97,628	(20.9)%

Non-operating expenses decreased by Ch$ 97.6 billion, from Ch$ 466.3 billion in 2003 to Ch$ 368.7 billion in 2004, a decrease of Ch$ 97.6 billion, or 20.9%, primarily because of reduced interest expense, beneficial exchange rate differences, and higher income from related companies.

Back to Contents

Interest expense, net of interest income, decreased from Ch$ 362.0 billion in 2003 to Ch$ 286.5 billion in 2004, a reduction of Ch$ 75.5 billion, or 20.9%. The lower interest expense is a consequence of lower indebtedness and lower interest rates in existing and refinanced debt. Average level of indebtedness, translated into U.S. dollars at year-end exchange rates, decreased by 15.4% in 2004, from U.S.$ 7,952 million in 2003 to U.S.$ 6,724 million in 2004.

Income from unconsolidated entities increased by Ch$ 13.2 billion, or 73.5%, primarily due to Ch$ 11.9 billion in income from Central Generadora de Fortaleza, which started operations in 2004, as well as Ch$ 6.5 billion in increased income from GasAtacama, partly offset by Ch$ 5.0 billion in lower income from CIEN.

Other net non-operating expenses increased by Ch$ 16.9 billion, and are mainly attributable to:

•	non-recurrence in 2004 of the disposition of investments (Río Maipo and Infraestructura 2000) carried out in 2003 that generated Ch$ 91.5 billion in gains in that period;

•	higher net incremental expenses of Ch$ 12.5 billion associated with the need to pay other electricity generators as a consequence of new calculations carried out by the CDEC-SIC and their corresponding claim that some of our generators needed to compensate for firm capacity in accordance with the Panel of Experts’ interpretation of the Short Law. These payments are being contested by Endesa. See “Item 8—Legal Proceedings” for further information.

•	net losses of Ch$ 5.2 billion on derivative contracts;

•	a greater tax on shareholders’ equity (1.2%) in Colombia, which applies for the first year for all Colombian companies, amounting to Ch$ 4.5 billion; and

•	a Ch$ 2.4 billion decrease in dividends received from Empresa Eléctrica de Bogotá, an unconsolidated equity investment.

Non-operating expense increases were partially offset by:

•	a Ch$ 12.2 billion decline in losses arising from the Technical Bulletin 64 conversion adjustments, primarily from Cerj and Coelce as a result of the appreciation of the Brazilian real against the United States dollar, and the excess of monetary assets over monetary liabilities at these companies;

•	lower provisions for legal claims against us and the reversal of prior legal provisions, for Ch$ 44.0 billion;

•	lower pension plan expenses in Brazil, for Ch$ 16.2 billion; and

•	indemnity payment received by Edesur related to the Azopardo fire incident in 1999 for Ch$ 7.7 billion.

Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to gains of Ch$ 13.6 billion in 2004 compared to an expense of Ch$ 10.8 billion in 2003. The 2004 gains were attributable primarily to holding a long position in dollars during the first semester, when the dollar reached its peak levels against the Chilean peso, while taking a neutral position in the second semester, when the Chilean peso appreciated significantly against the dollar. In 2004, the Chilean peso appreciated 6.1% against the dollar as compared to 2003. In 2003, the 17.4% appreciation of the peso against the dollar led to losses.

Back to Contents

Net income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$ )
Operating income	549,498	634,202	84,704	15.4%
Non-operating income	(466,281)	(368,653)	97,628	(20.9)%
Net income before taxes, minority interest and negative goodwill amortization	83,217	265,549	182,332	219.1%
Income taxes	(42,610)	(137,241)	(94,631)	222.1%
Minority interest	(80,283)	(101,107)	(20,824)	25.9%
Amortization of negative goodwill	52,455	17,107	(35,348)	(67.4)%
Net income	12,779	44,308	31,529	246.7%

The sum of operating and non-operating income increased from Ch$ 83.2 billion in 2003 to Ch$ 265.5 billion in 2004, an increase of Ch$ 182.3 billion, or 219%, for the reasons detailed above.

Following tables shows an analysis on income taxes:

	Year ended December 31,

	2003	2004	Change	% Change

	(in million of Ch$ )
Income taxes	(103,272)	(90,712)	12,560	(12.2)%
Deferred taxes	60,662	(46,529)	(107,191)	(176.7)%

	(42,610)	(137,241)	(94,631)	222.1%

Income tax paid for fiscal year ended December 31, 2004 decreased by Ch$ 12.6 billion as compared to 2003, primarily due to the non-recurrence in 2003 of income tax arising from the sale of Río Maipo, Canutillar and Infraestructura 2000, which amounted to Ch$ 23.1 billion. This amount was offset by more taxes paid during 2004 due to our companies’ higher taxable results, including tax increases of Ch$ 8.7 billion in Emgesa, Ch$ 6.4 billion in Codensa, Ch$ 3.4 billion in Edelnor and Ch$ 3.2 billion in Cerj.

Deferred taxes, which are non-cash items, increased by Ch$ 107.2 billion, primarily due to an increase of Ch$ 48.0 billion at our generation companies in Argentina, Costanera and Chocón. During 2003, these companies registered important tax losses due to the original devaluation of the Argentine peso. These losses were eliminated in 2004 because of the appreciation of the Argentine peso against the dollar. To a lesser extent, other companies with an increase in deferred taxes include Cerj with Ch$ 27.8 billion, Enersis with Ch$ 12.9 billion, Endesa with Ch$ 8.4 billion, Edegel with Ch$ 5.3 billion, and Edelnor with Ch$ 5.1 billion.

Gains arising from amortization of negative goodwill decreased by Ch$ 35.3 billion in 2004, from Ch$ 52.5 in 2003 to Ch$ 17.1 billion in 2004. The purchase of our increased equity interest in Cerj in early 2003 for an amount below book value created negative goodwill, which was amortized completely during such year, in compliance with accounting norms.

As a consequence of all of the above, our net income increased from Ch$ 12.8 billion in 2003 to Ch$ 44.3 billion in 2004, an increase of Ch$ 31.5 billion, or 247%.

Back to Contents

Enersis’s Results From Operations for the Years Ended
December 31, 2002 and December 31, 2003

Overview

Our 2003 results, when compared to those of 2002, were mainly affected by the following factors:

•	our operating income amounted to Ch$ 549.5 billion for the year ended December 31, 2003, which represents a decrease of Ch$ 1.9 billion , or 0.3%, compared to the same period in 2002. The decrease was mainly due to the accounting effect under Technical Bulletin No. 64 of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000. If we eliminate the negative impact of the appreciation of the Chilean peso during 2003, our operating income would have increased by 8.2%. If we eliminate the effect of the deconsolidation of Río Maipo and Infraestructura 2000, as well as the effect of the appreciation of the Chilean peso against the U.S. dollar, operating income would have increased by 12.4%, for the reasons explained below. We believe that it is helpful to eliminate the effects of the deconsolidation of Río Maipo and Infraestructura 2000 and of the appreciation of the Chilean peso in order to understand the underlying trend in our operating income.

•	our non-operating expenses amounted to Ch$ 466.3 billion for the year ended December 31, 2003, which represents a decrease of Ch$ 358.3 billion, or 43.5%, compared to the same period in 2002. This decrease in expenses is mainly explained by the non-recurrence of Ch$ 458.1 billion in write-offs in December 2002 of goodwill arising from our investments in Argentina and Brazil. The effects of Technical Bulletin No. 64 in our non-operating expenses decreased from Ch$ 186.3 billion of gains arising from the conversion effect discussed above during 2002 to Ch$ 69,188 billion of losses from that effect during 2003, mainly due to the fluctuations of the Brazilian real and the Argentine peso against the U.S. dollar during 2002 and 2003; and

•	our amortization of negative goodwill decreased to Ch$ 52.5 billion for the year ended December 31, 2003, which represents a decrease of Ch$ 63.8 billion, or 54.9%, compared to the same period in 2002. This decrease is mainly explained by the write-off of negative goodwill arising from our investments in Argentina and Brazil in December 2002, which did not occur again in 2003.

The Chilean peso depreciated 6.5% in 2002 and appreciated 18.2% against the U.S. dollar during 2003. We have described the effects of the Chilean peso appreciation during 2003 in our analysis comparing our results of operations of 2002 and 2003.

Operating income

The table below breaks down operating income by country for the years ended December 31, 2002 and 2003.

		Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Electricity distribution subsidiaries (Chile)	101,031	95,374	(5,657)	(5.6)%
Non-electricity subsidiaries (Chile)(1)	3,779	7,998	4,217	111.6%

Total operating income, Chile except
generation business (Endesa-Chile)	104,810	103,370	(1,438)	(1.4)%

Edesur (Argentina)	(13,187)	(5,378)	7,809	(59.2)%
Distrilima/Edelnor (Peru)	34,051	27,196	(6,855)	(20.1)%
Cerj (Brazil)	21,124	25,126	4,002	18.9%
Investluz/Coelce (Brazil)	24,838	20,176	(4,662)	(18.8)%
Luz de Bogota/Codensa (Colombia)	22,122	31,382	9,260	41.9%

Total operating income, excluding Chile and generation business	88,948	98,502	9,554	10.7%

Back to Contents

Endesa-Chile
		Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Operating Income (Chile)	176,813	159,142	(17,671)	(10.0)%
Operating Income (Argentina)	13,043	33,121	20,078	153.9%
Operating Income (Colombia)	78,032	88,134	10,102	12.9%
Operating Income (Brazil)	17,580	3,748	(13,832)	(78.7)%
Operating Income (Peru)	72,962	62,829	(10,133)	(13.9)%

Endesa-Chile’s total operating income	358,430	346,974	(11,454)	(3.2)%
Less: intercompany transactions	(768)	650	1,418	n.a.

Total operating income	551,420	549,498	(1,922)	(0.3)%

(1)	Includes operating income of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

The table below breaks down operating income by segment for the years ended December 31, 2002 and 2003.

	Year ended December 31,
	(in million of Ch$ )

							Intercompany
	Generation		Distribution		Other		Transactions		Total

	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003

Operating revenues	929,166	918,633	1,824,225	1,651,254	206,748	181,138	(386,639)	(332,574)	2,573,500	2,418,451
Operating costs	(545,437)	(543,006)	(1,447,592)	(1,316,948)	(151,871)	(137,837)	353,865	302,579	(1,791,035)	(1,695,212)
Operating margin	383,729	375,627	376,633	334,306	54,877	43,301	(32,774)	(29,995)	782,465	723,239
Selling and administrative expenses	(35,242)	(31,017)	(186,671)	(140,429)	(41,140)	(32,939)	32,008	30,644	(231,045)	(173,741)
Operating income	348,487	344,610	189,962	193,877	13,737	10,362	(766)	649	551,420	549,498

In 2003, our operating income decreased Ch$ 1.9 billion, or 0.3%, to Ch$ 549.5 billion. This decrease reflects the effect of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000, offset in part by increased volumes of electricity sold and price increases in some of the markets in which we operate. If we eliminate the effect of the appreciation of the Chilean peso against the U.S. dollar and the deconsolidation of Río Maipo and Infraestructura 2000 our operating income would have increased 12.4% year on year, or 8.2% if we eliminate only the effect of appreciation of the Chilean peso. We believe that it is helpful to eliminate the effects of the deconsolidation of Río Maipo and Infraestructura 2000 and of the appreciation of the Chilean peso in order to understand the underlying trend in our operating income.

Operating income in our subsidiaries Codensa, Cerj, Edesur, Synapsis and CAM increased while that of our subsidiaries Endesa-Chile, Edelnor, Coelce and IMV decreased.

Physical sales in our distribution business increased from 48,953 GWh as of December 31, 2002 to 49,677 GWh as of December 31, 2003, or 1.5%. In addition, physical sales in our generation business also increased from 48,629 GWh as of December 31, 2002 to 51,053 GWh as of December 31, 2003, or 5.0%. These increases are mainly due to economic recovery in most of the countries in which we operate. Our customer base increased 5.0% from 9.98 million as of December 31, 2002 to 10.48 million as of December 31, 2003. This amounts to 0.5 million new clients. Our 2003 operating income also benefited from distribution tariff increases in Brazil and Colombia, which are discussed in greater detail below in “Operating Revenues,” and improved margins in Argentina due to high levels of rainfall, which allowed more electricity to be dispatched from our hydroelectric generation subsidiary, El Chocón.

Our operating margin as a percentage of revenues decreased slightly from 30.4% in 2002 to 29.8% in 2003, reflecting a decline in operating margin in Brazil.

Back to Contents

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

	Physical sales during
Distribution Business	Year ended December 31,

	2002	2003	Change	% Change

		(GWh)
Chile
Chilectra	9,952	10,518	566	5.7%
Río Maipo	1,274	0	(1,274)	n.a.
Argentina(1)	12,138	12,638	500	4.1%
Peru	3,872	3,972	100	2.6%
Brazil	12,703	13,295	592	4.7%
Colombia(1)	9,014	9,254	240	2.7%

Total	48,953	49,677	724	1.5%

(1)	Includes sales of third party energy for which we are paid transmission tolls.

The table below presents, for the periods indicated, the breakdown of physical sales of electricity by our generation subsidiaries and percentage changes from period to period.

	Physical sales during
Generation Business	Year ended December 31,

	2002	2003	Change	% Change

		(GWh)
Chile	18,344	18,681	337	1.8%
Argentina	7,897	9,259	1,362	17.2%
Peru	4,158	4,443	285	6.9%
Brazil	3,591	3,770	179	5.0%
Colombia	14,639	14,900	261	1.8%

Total	48,629	51,053	2,424	5.0%

The table below presents, for the periods indicated, the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Electricity distribution subsidiaries (Chile)	470,632	444,802	(25,830)	(5.5)%
Non-electricity subsidiaries (Chile)(1)	164,748	156,484	(8,264)	(5.0)%

Total operating revenues, Chile except generation business	635,380	601,286	(34,094)	(5.4)%
Edesur (Argentina)	206,510	188,540	(17,969)	(8.7)%
Distrilima/Edelnor (Peru)	210,812	180,346	(30,466)	(14.5)%

Back to Contents

	Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Cerj (Brazil)	357,328	325,533	(31,795)	(8.9)%
Investluz/Coelce (Brazil)	235,752	212,572	(23,180)	(9.8)%
Luz de Bogotá/Codensa (Colombia)	343,190	299,459	(43,731)	(12.7)%

Total operating revenues, excluding Chile and generation business	1,353,592	1,206,451	(147,141)	(10.9)%
Endesa-Chile
Sales of electricity (Chile)	418,959	439,877	20,918	5.0%
Sales of electricity (Argentina)	101,615	114,061	12,446	12.2%
Sales of electricity (Colombia)	233,227	213,583	(19,644)	(8.4)%
Sales of electricity (Brazil)	53,215	31,562	(21,653)	(40.7)%
Sales of electricity (Peru)	120,982	113,685	(7,297)	(6.0)%
Other	43,169	30,520	(12,649)	(29.3)%

Endesa-Chile’s total revenues	971,167	943,288	(27,879)	(2.9)%
Less: intercompany transactions	(386,639)	(332,574)	54,065	(14.0)%

Total operating revenues	2,573,500	2,418,451	(155,049)	(6.0)%

(1)	Includes operating revenues of CAM, Synapsis, IMV, Enersis Holding and investment vehicles

    Distribution business revenues from operations

Operating revenues of our Chilean distribution subsidiaries (Chilectra S.A., or Chilectra, and Río Maipo in 2002, and only Chilectra for 2003) decreased Ch$ 25.8 billion, or 5.5%, compared to 2002. This decrease is mainly explained by the sale of Río Maipo in April 2003. In accordance with Chilean GAAP, the 2002 period includes the full year of Río Maipo results amounting to Ch$ 58.26 billion in consolidated revenues, whereas the 2003 period includes no results of Río Maipo. This decrease is partially offset by an increase of Ch$ 25.5 billion in operating revenues of Chilectra during 2003, mainly due to a 5.7% increase in physical sales from 9,952 GWh in 2002 to 10,518 GWh in 2003, resulting from a 1.7% increase in customers to 1.34 million as of December 31, 2003 and an increase in average per capita consumption of 3.5% compared to the same period in 2002. The gain from the sale of Río Maipo as well as the results of Río Maipo as of April 2003 are reflected in Enersis’ non-operating income in 2003.

Operating revenues from our Argentine electricity distributor, Empresa Distribuidora Sur S.A., or Edesur, decreased Ch$ 17.9 billion, or 8.7%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$ 35.4 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and by the reduction of toll-related revenues during 2003 which decreased Ch$ 3.6 billion, or 11.8% in Gwh terms, compared to the same period in 2002. Operating revenues decreased, despite an increase of 4.1% in physical sales resulting from a 1.3% increase in customers to 2.12 million as of December 31, 2003 and an increase in average per capita consumption of 3.44% compared to the same period in 2002. Edesur’s operating revenues as reflected in our consolidated operating revenues under Chilean GAAP also were positively affected by the appreciation of the Argentine peso against the U.S. dollar in 2003 compared to 2002.

Operating revenues of Distrilima S.A., or Distrilima, our Peruvian subsidiary that consolidates the electricity distribution company Empresa de Distribución Eléctrica de Lima Norte S.A.A., or Edelnor, decreased Ch$ 30.4 billion, or 14.5%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$ 36.1 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Operating revenues decreased, despite an increase of 2.6% in physical sales resulting from a 2.4% increase in customers to 0.89 million as of December 31, 2003 and an increase in average per capita consumption of 1.2% compared to the same period in 2002.

Back to Contents

Operating revenues of our Brazilian distribution subsidiary, Companhia de Electricidade do Rio de Janeiro S.A., or Cerj, decreased Ch$ 31.8 billion, or 8.9%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$ 61.4 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. In addition, there was no recurrence during 2003 of the Ch$ 19.7 billion one-time tariff compensation package received by Cerj in 2002 from the Brazilian government to partially compensate for the rationing that took place during 2001 and the first quarter of 2002. Operating revenues decreased, despite an increase of 3.5% in physical sales resulting from a 7.1% increase in customers to 1.9 million as of December 31, 2003 and a decrease in average per capita consumption of 2.9% compared to the same period in 2002. Also, in January 2003 the Brazilian government increased the tariffs charged by Cerj by 28.56% which resulted in an increase of 23.4% in Cerj’s average tariffs in local currency terms compared to average tariffs charged during 2002.

Operating revenues of our Brazilian distribution subsidiary, Companhia Energetica do Ceara S.A., or Coelce, our other Brazilian distribution subsidiary, decreased Ch$ 23.2 billion, or 9.8%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$ 40.6 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. In addition, like Cerj, during 2003 Colece did not receive a Ch$ 15.7 billion one-time tariff compensation package paid in 2002 by the Brazilian government. Operating revenues decreased, despite an increase of 6.1% in physical sales resulting from a 12.2% increase in customers to 2.3 million as of December 31, 2003 and an increase in average per capita consumption of 2.1% compared to the same period in 2002. Also, in April 2003 the Brazilian government increased the tariffs charged by Coelce by 31.8% which resulted in an increase of 28.0% in Coelce’s average tariffs in local currency terms compared to tariffs charged during 2002.

Operating revenues of Codensa S.A. E.S.P., or Codensa, decreased Ch$ 43.8 billion, or 12.7%, during 2003. This decrease is mainly explained by a negative effect amounting to Ch$ 59.0 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. Operating revenues decreased, despite an increase of 2.7% in physical sales resulting from a 3.2% increase in customers to 1.97 million as of December 31, 2003 and a decrease in average per capita consumption of 0.7% during 2003 compared to the same period in 2002. Also, in September 2003 the Colombian government increased the average tariffs charged by Codensa by 15.4% which resulted in an increase of 14.0% in Codensa’s average tariffs in local currency terms compared to average tariffs charged during 2002. The effect of this tariff increase on our Chilean GAAP consolidated operating revenues was largely offset by the devaluation of the Colombian peso against the U.S. dollar in 2003 compared to 2002.

    Generation business revenues from operations

Revenues from sales of electricity in Chile increased by 5.0% to Ch$ 439.8 billion in 2003 from Ch$ 418.9 billion in 2002. This increase was mainly due to an increase in the average sales price of 3.1% to Ch$ 23.6 per kWh in 2003 from Ch$ 22.9 per kWh in 2002 and an increase in volume terms of approximately 4.6% in contractual sales offset in part by a decrease in spot sales volumes of approximately 10.7%.

Revenues from sales of electricity in Argentina increased by 12.2% to Ch$ 114.1 billion in 2003, from Ch$ 101.6 billion in 2002. The increase in revenues was primarily due to higher water levels in El Chocón’s reservoir, which allowed the company to increase physical energy sales by 25.7% (generating a Ch$ 14.0 billion increase in revenues), as well as a 9.7% increase in physical energy sales at Costanera (generating a Ch$ 16.9 billion increase in revenues) from the second interconnection line with Brazil, which operated throughout 2003, but only the last five months of 2002. These positive factors were offset in part by the impact of the appreciation of the Chilean peso against the dollar, which caused a decrease in revenues of Ch$ 18.5 billion.

Revenues from sales of electricity in Colombia decreased by 8.4% to Ch$ 213.6 billion in 2003 from Ch$ 233.2 billion in 2002. This was mainly due to the impact of the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$ 42.6 billion. This decrease was offset in part by an increase of 1.8% in physical energy sales (generating a Ch$ 21.7 billion increase in revenues) due to a 208.5% increase in non-regulated sales offset in part by a decrease of 37.5% in regulated and spot physical energy sales.

Revenues from sales of electricity in Brazil decreased by 40.7% to Ch$ 31.6 billion in 2003 from Ch$ 53.2 billion in 2002. This primarily reflected a decline of 43.4% in the average price of electricity sold due to good hydrological conditions in the region as well as the dispute between Cachoeira Dourada and CELG, which resulted in a loss of Ch$ 12.0 billion. Revenues were also adversely affected by the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease in revenues of Ch$ 9.6 billion. These effects were offset in part by a 5% increase in physical sales.

Back to Contents

Revenues from sales of electricity in Peru decreased by 6.0% to Ch$ 113.6 billion in 2003 from Ch$ 121.0 billion in 2002, due to the appreciation of the Chilean peso against the U.S. dollar, which caused a decrease of Ch$ 22.1 billion, partially offset by an increase of 6.9% in physical sales that generated additional revenues of Ch$ 15.0 billion.

Other revenues decreased by 29,3% to Ch$ 30.5 billion in 2003 from Ch$ 43.1 billion in 2002, mainly due to the sale of Infraestructura Dos Mil S.A. (“Infraestructura”) in June 2003. Infraestructura Dos Mil S.A. revenues in 2002 amounted to Ch$ 20.9 billion. Under Chilean GAAP, Endesa-Chile ceased consolidating Infraestructura Dos Mil S.A. with effect from January 1, 2003. The effect of this disposition was partially offset by an increase of Ch$ 6.2 billion of other revenues in Chile.

Operating costs

Operating costs consist principally of electricity purchases from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, salaries, fuel purchases and other expenses.

The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2002 and 2003.

	Year ended December 31,

	2002	2003

	(as a percentage of
	operating costs)
Electricity purchases	42.2%	44.2%
Depreciation and amortization	25.7%	23.4%
Transmission tolls	7.3%	8.0%
Operating costs and maintenance	9.3%	7.8%
Salaries	5.9%	5.9%
Fuel purchases	5.1%	5.5%
Other expenses	4.4%	5.2%

	100%	100%

The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2002 and 2003.

		Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Electricity distribution subsidiaries (Chile)	(332,473)	(314,129)	18,344	(5.5)%
Non-electricity subsidiaries (Chile)(1)	(122,138)	(116,635)	5,503	(4.5)%

Total operating costs, Chile except generation business	(454,611)	(430,764)	23,847	(5.7)%

Edesur (Argentina)	(188,033)	(165,195)	22,838	(12.1)%
Distrilima/Edelnor (Peru)	(156,539)	(135,623)	20,916	(13.4)%
Cerj (Brazil)	(314,040)	(289,209)	24,831	(7.9)%
Investluz/Coelce (Brazil)	(169,078)	(162,022)	7,056	(4.2)%
Luz de Bogotá/Codensa (Colombia)	(287,427)	(250,770)	36,657	(12.8)%

Total operating costs, excluding Chile and generation business	(1,115,117)	(1,002,819)	112,298	(10.1)%

Back to Contents

	Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Endesa-Chile
Cost of operations (Chile)	(265,386)	(292,396)	27,010	10.2%
Cost of operations (Argentina)	(86,717)	(78,962)	(7,755)	(8.9)%
Cost of operations (Colombia)	(148,916)	(122,891)	(26,025)	(17.5)%
Cost of operations (Brazil)	(33,724)	(25,845)	(7,879)	(23.4)%
Cost of operations (Peru)	(40,428)	(44,114)	3,686	9.1%

Endesa-Chile’s total operating costs	(575,171)	(564,208)	10,693	(1.9)%
Less: intercompany transactions	353,864	302,579	(51,285)	(14.5)%

Total operating costs	(1,791,035)	(1,695,212)	95,823	5.4%

(1)	Includes operating costs of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

    Distribution business operating costs

Operating costs in Chile decreased Ch$ 23.8 billion, or 5.7%, during 2003 mainly due to a Ch$ 18.3 billion decrease in operating costs of our electricity subsidiaries, resulting from a Ch$ 43.9 billion decrease in costs due to the deconsolidation of Río Maipo, partially offset by a Ch$ 23.3 billion increase in operating costs of Chilectra. The higher operating costs of Chilectra are related to a 5.7% increase in physical sales. Our non-electricity subsidiaries experienced a decrease in operating costs equal to Ch$ 5.5 billion, or 4.5%, during 2003 due to lower material and equipment purchases by Synapsis of Ch$ 5.7 billion and by CAM of Ch$ 6.5 billion, partially offset by an increase in costs of IMV by Ch$ 4.7 billion.

Operating costs of Edesur, our Argentine distribution subsidiary, decreased Ch$ 22.8 billion, or 12.1%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$ 32.2 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and a reduction of maintenance costs by Ch$ 4.4 billion. This decrease was partially offset by a 4.5% increase in energy purchases from 13,750 GWh during 2002 to 14,364 GWh during 2003, equal to Ch$ 14.2 billion, due to increased demand, a 7.2% increase in average purchase price in local currency terms and by an increase in energy losses from 11.6% during 2002 to 11.8% during 2003 due to vandalism and theft. Edesur’s operating costs as reflected in our consolidated Chilean GAAP operating costs also were respectively affected by the appreciation of the Argentine peso against the U.S. dollar in 2003 compared to 2002.

Operating costs for Distrilima, the Peruvian company that consolidates the electricity distribution company Edelnor, decreased Ch$ 20.9 billion, or 13.4%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$ 26.9 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison, and to a lesser extent to a decrease in energy losses from 8.5% during 2002 to 8.4% during 2003. This decrease was partially offset by a 2.3% increase in energy purchases from 4,233 GWh during 2002 to 4,329 GWh during 2003, equal to Ch$ 6.8 billion, due to increased demand, and a 4% increase in average purchase price in local currency terms.

Operating costs for Cerj, one of our Brazilian electricity distribution companies, decreased Ch$ 24.8 billion, or 7.9%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$ 54.0 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison, a decrease of Ch$ 1.9 billion in salaries and a decrease of Ch$ 9.8 billion in maintenance costs. This decrease was partially offset by a 4.1% increase in energy purchases from 8,914 GWh during 2002 to 9,283 GWh during 2003, equal to Ch$ 43.6 billion, due to increased demand, a 38.8% increase in average purchase price in local currency terms and by an increase in energy losses from 22.6% during 2002 to 23.6% during 2003 due to vandalism and theft especially in the favelas, which are very low income housing areas where energy theft is high during economic downturns. The increase in the average purchase price of energy reflected the effect of inflation and currency indexation provisions in our energy purchase contracts.

Back to Contents

Operating costs for Coelce, our other Brazilian electricity distribution company, decreased Ch$ 7.1 billion, or 4.2%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$ 29.1 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison. This decrease was partially offset by a 6.8% increase in energy purchases from 6,393 GWh during 2002 to 6,825 GWh during 2003, equal to Ch$ 14.6 billion, due to increased demand, an increase of Ch$ 3.3 billion in miscellaneous costs, an increase of Ch$ 2.7 billion in salaries, a 43.3% increase in average purchase price in local currency terms and by an increase in energy losses from 12.9% during 2002 to 13.5% during 2003 due to defects in the electric grid and to a lesser extent to vandalism and theft. The increase in the average purchase price of energy reflected the effect of inflation and currency index energy provisions in our energy purchase contracts.

Operating costs for Codensa, our Colombian electricity distribution company, decreased Ch$ 36.7 billion, or 12.8%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly explained by a positive effect amounting to Ch$ 49.4 billion resulting from the appreciation of the Chilean peso against the U.S. dollar in the periods under comparison and to a lesser extent to a decrease in energy losses from 10.3% during 2002 to 10.2% during 2003. This decrease was partially offset by a 2.4% increase in energy purchases from 10,067 GWh during 2002 to 10,310 GWh during 2003, equal to Ch$ 11.1 billion, due to increased demand and a 16.7% increase in average purchase price in local currency terms. The increase in average purchase price of energy resulted from the bankruptcy of the counterparty to a long term supply contract, which required Codensa to recontract the supply on a shorter term, more expensive basis. Codensa’s operating costs as reflected in our consolidated Chilean GAAP operating costs also were positively affected by the devaluation of the Colombian peso against the U.S. dollar in 2003 compared to 2002.

    Generation business operating costs

Chilean operating costs increased 10.2% to Ch$ 292.4 billion in 2003 from Ch$ 265.4 billion in 2002. Weaker hydrological conditions caused a 17.4% increase in variable costs (Ch$ 28.1 billion) resulting from: (i) a 26.5% increase in thermoelectric generation, producing a Ch$ 5.0 billion increase in fuel costs and Ch$ 2.9 billion higher tolls and energy transport costs, mainly gas transportation necessary for the thermo generation, and (ii) a 63.1% increase in energy and power purchases at an average purchase price of Ch$ 20.6 per KWh during 2003, 60% higher than during 2002, which increased costs by Ch$ 19.3 billion.

Costs of operations in Argentina decreased by 8.9% to Ch$ 78.9 billion in 2003 from Ch$ 86.7 billion in 2002, mainly due to a Ch$ 15.8 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar. This effect was offset in part by an increase of Ch$ 4.4 billion in fuel costs, energy and power purchases at Costanera due to 13.3% higher thermoelectric generation and Ch$ 2.9 billion of higher energy and power purchases at el Chócon, both because of higher levels of energy demand.

Costs of operations in Colombia decreased by 17.5% to Ch$ 122.8 billion in 2003 from Ch$ 148.9 billion in 2002, principally reflecting a Ch$ 27.1 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar.

Costs of operations in Brazil decreased by 23.4% to Ch$ 25.8 billion in 2003 from Ch$ 33.7 billion in 2002, principally reflecting a Ch$ 6.2 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and Ch$ 4.5 billion decrease due to a 71% decrease in the average price of purchased energy, offset in part by a Ch$ 2.7 billion increase in other variable costs.

Costs of operations in Peru increased by 9.1% to Ch$ 44.1 billion in 2003 from Ch$ 40.4 billion in 2002, mainly due to an increase of Ch$ 7.3 billion in energy purchases and tolls and transport costs due to lack of rainfall and an increase of Ch$ 4.4 billion in depreciation because of higher fixed assets. These increases were offset in part by a Ch$ 7.4 billion decrease in expenses due to the appreciation of the Chilean peso against the U.S. dollar and also by Ch$ 1.2 billion of lower other fixed costs.

Back to Contents

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectible accounts and materials and office supplies.

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

	Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Electricity distribution subsidiaries (Chile)	(37,127)	(35,299)	1,828	(4.9)%
Non-electricity subsidiaries (Chile)(1)	(38,830)	(31,851)	6,979	(18.0)%

Total selling and administrative expenses Chile, except generation business	(75,957)	(67,150)	8,807	(11.6)%
Edesur (Argentina)	(31,663)	(28,724)	2,939	(9.3)%
Distrilima/Edelnor (Peru)	(20,222)	(17,526)	2,696	(13.3)%
Cerj (Brazil)	(22,165)	(11,198)	10,967	(49.5)%
Investluz/Coelce (Brazil)	(41,836)	(30,374)	11,462	(27.4)%
Luz de Bogota/Codensa (Colombia)	(33,642)	(17,306)	16,336	(48.6)%

Total selling and administrative expenses, excluding Chile and generation business	(149,528)	(105,128)	44,400	(29.7)%
Endesa-Chile	(37,568)	(32,107)	5,461	(14.5)%
Less: intercompany transactions	32,008	30,644	(1,364)	(4.3)%

Total selling and administrative expenses	(231,045)	(173,741)	57,304	(24.8)%

(1)	Includes selling and administrative expenses of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Selling and administrative expenses for our Chilean electricity distribution subsidiaries decreased by 4.9%, or Ch$ 1.8 billion, from Ch$ 37.1 billion as of December 2002 to Ch$ 35.3 billion as of December 2003. This was attributable to a Ch$ 4.1 billion decrease resulting from the deconsolidation of Río Maipo, partially offset by a Ch$ 1.5 billion increase in operating and maintenance expenses, and a Ch$ 0.4 billion increase in salaries.

Selling and administrative expenses for our Chilean non-electricity subsidiaries decreased by 18.0%, or Ch$ 7.0 billion, from Ch$ 38.8 billion in 2002 to Ch$ 31.9 billion in 2003, explained by a decrease of Ch$ 1.9 billion in salary expense, a reduction in the provision for uncollectible accounts at CAM of Ch$ 0.8 billion and a number of other smaller reductions.

Back to Contents

Edesur’s expenses fell to Ch$ 28.7 billion in 2003, a decrease of Ch$ 2.9 billion, or 9.3%, in comparison to 2002. There was a Ch$ 2.4 billion decrease in provisions for uncollectible accounts, partially offset by a Ch$ 815.9 million increase in salaries, as well as number of other smaller effects.

Edelnor’s selling and general administrative expenses decreased by Ch$ 2.7 billion, or 13.3%, in 2003, primarily explained by Ch$ 1.1 billion reduction in salary expenses.

Cerj’s selling and administrative expenses decreased by 49.5%, or Ch$ 10.9 billion, from Ch$ 22.1 billion in 2002 to Ch$ 11.1 billion in 2003, primarily because of the non-recurrence in 2003 of approximately Ch$ 9.1 billion in expenses incurred in 2002 in connection with a campaign against energy theft, and to a lesser degree, on a salary expense reduction of Ch$ 1.0 billion.

Coelce’s expenses in 2003 decreased by 27.4%, or Ch$ 11.4 billion, reflecting a Ch$ 2.9 billion reduction in salary expenses and a number of other smaller reductions.

Codensa’s expenses decreased by 48.6%, or Ch$ 16.3 billion, in 2003, in comparison to 2002, primarily because of a Ch$ 11.5 billion reduction in salary expenses resulting from a reversal of provisions for pension expense and, to a lesser extent, reduced headcount and to a Ch$ 2.9 billion reduction provisions for uncollectible accounts.

Administrative and selling expenses at Endesa-Chile and its subsidiaries decreased by 14.5% to Ch$ 32.1 billion in 2003 from Ch$ 37.6 billion in 2002. This is due to a decrease of Ch$ 3.6 billion resulting from the impact of the appreciation of the Chilean peso against the U.S. dollar. Other important factors were a decrease in salaries and other expenses in Colombia by Ch$ 3.6 billion and Ch $1.6 billion higher general expenses in the other foreign subsidiaries.

Non-operating income (expense)

The table below sets forth non-operating income (expense) for the year ended December 31, 2002 and 2003, and the percentage change from period to period.

		Year ended December 31,

	2002	2003	Change	% Change

		(in millions of Ch$ )
Net interest expense	(372,275)	(362,027)	10,248	(2.8)%
Net income from related companies	8,556	17,955	9,399	109.9%
Net other non-operating income (expense)	74,841	(56,832)	(131,673)	(175.9)%
Net monetary exposure	(11,537)	(10,818)	719	(6.2)%
Goodwill amortization	(524,192)	(54,559)	469,633	(89.6)%

Total non-operating income (expense)	(824,607)	(466,281)	358,326	(43.5)%

Total non-operating expense decreased Ch$ 358.3 billion, or 43.5%, from Ch$ 824.6 billion losses as of December 2002, to Ch$ 466.2 billion losses as of December 2003. This was mainly explained by a Ch$ 469.6 billion decrease in goodwill amortizations due to the non-recurrence in 2003 of write-offs relating to investments in Argentina and Brazil, partially offset by an increase of Ch$ 131.7 billion in other non-operating expenses.

Net interest expense decreased Ch $ 4.7 billion, or 1.3%, as a consequence of debt repayments, offset in part by an increase in the spread over LIBOR paid on our indebtedness Through its debt repayments, Enersis reduced its consolidated debt by Ch$ 1,566.0 billion. Notwithstanding, this reduction was partially offset by fees amounting to Ch$ 40.0 billion associated with the prepayment of bank loans with the proceeds of the capital increase during 2003 and other loans that were refinanced during the same period. Net interest expense excluding such fees declined by 13.5%. We believe that it is important to consider our interest expenses excluding such fees because prepayment levels in 2003 were unusual. During 2002, we did not have any prepayment expenses. Please see a reconciliation of this non-GAAP measure to Chilean GAAP in section “Reconciliation of non-GAAP measures to Chilean GAAP” below. We expect that our net interest expense will be further reduced during 2004 compared to 2003 because of lower average levels of indebtedness and a decrease in the spread over LIBOR to be paid on our indebtedness. See “Item 5 — Results from Operations for the years ended December 31, 2002 and 2003 — Liquidity and Capital Resources”.

Back to Contents

As of December 31, 2003 net income from related companies increased Ch$ 9.4 billion, or 109.9%, compared to the same period in 2002. This increase is mainly due to the favorable results of CIEN and GasAtacama Generación Limitada, or GasAtacama, companies in which we hold minority interests. As of December 31, 2003, CIEN’s income increased Ch$ 3.9 billion, or 52.0%, compared to the same period in 2002, mainly due to the opening of a second transmission line. GasAtacama’s net income reached Ch$ 2.1 million as of December 2003 compared to a net loss of Ch$ 4.9 billion in the same period of 2002, due to a 17% of decrease in operational costs mainly resulting from a Ch$ 2.4 billion reduction in gas transportation costs and Ch$ 1.0 billion reduction in depreciation after the sale of transmission lines during 2003.

As of December 31, 2003 net other non-operating income decreased Ch$ 126.1 billion, or 182.1%, compared to the same period in 2002, mainly due to:

•	an increase in losses amounting to Ch$ 255.6 billion from the application of Technical Bulletin No. 64. As explained in the overview to this section, the different structures of monetary assets and monetary liabilities in our foreign subsidiaries, and the depreciation and the appreciation of the Brazilian real and the Argentine peso against the U.S. dollar during 2002 and 2003, respectively, generated net non-operating consolidated losses, which we refer to as the “conversion effect,” of Ch$ 69.2 billion in 2003. During 2002 we had Ch$ 186.4 billion in gains, from this conversion effect.

•	an increase in pension funds expenses amounting to Ch$15.4 billion reflecting payments made pursuant to our obligation to fully fund employee pension funds;

•	a loss of Ch$ 7.2 billion in connection with the sale of assets;

•	lower dividends from related companies for Ch$ 6.8 billion; and

•	lower profits from forward operations in Ch$ 5.0 billion.

These higher expenses were partially offset by:

•	profits before taxes, amounting to Ch$ 91.5 billion, due to the sales of Río Maipo and Infraestructura 2000;

•	the non-recurrence in 2003 of Ch$ 65.1 billion in write-offs of real estate and other non-generation assets that occurred in 2002;

•	a reduction of Ch$ 4.3 billion in litigation provisions; and

•	a reduction of Ch$ 4.9 billion in connection with power compensation payments at the SIC in Chile.

Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its Chilean subsidiaries. In 2003, net monetary exposure increased Ch$ 0.7 billion, or 6.2%, compared to the same period in 2003, reflecting the effects of the appreciation of the Chilean peso against the U.S. dollar in 2003, compared to the devaluation of the Chilean peso in the previous year, which effects were offset to a large extent by foreign exchange hedges.

Goodwill amortization decreased Ch$ 469.6 billion, or 89.6%, as of December 31, 2003 compared to the same period in 2002. This decrease is mainly due to the non-recurrence in 2003 of write-offs that occurred in December 2002 amounting to Ch$ 439.6 billion and relating to investments in Argentina and Brazil.

Back to Contents

Net income

The following table sets forth our net income for the periods indicated.

		Year ended December 31,

	2002	2003	Change	% Change

	(in millions of Ch$ )
Operating income	551,420	549,498	(1,922)	(0.3)%
Non-operating income (expense) net	(824,607)	(466,281)	358,326	(43.5)%

Net income before taxes, minority interest and negative goodwill amortization	(273,187)	83,217	356,404	(130.5)%
Income tax	(77,736)	(103,272)	(25,536)	32.8%
Deferred taxes	9,392	60,662	51,270	545.9%
Total income taxes	(68,344)	(42,610)	25,734	(37.7)%
Minority interest	16,857	(80,283)	(97,140)	(576.3)%
Amortization of negative goodwill	116,204	52,456	(63,748)	(54.9)%
Extraordinary items	(23,165)	0	23,165	n.a.

Net income	(231,635)	12,780	244,415	(105.5)%

As of December 31, 2003 net income increased Ch$ 244.4 billion to Ch$ 12.8 billion from a net loss of Ch$ 231.6 billion in 2002.

As described above, as of December 31, 2003, the Ch$ 1.9 billion decrease in operating income was offset by the Ch$ 358.3 billion in non-operating expense during the same period.

Income tax increased by Ch$ 25.5 billion from Ch$ 77.7 billion during 2002 to Ch$ 103.2 billion for the comparable period in 2003. This increase is mainly due to tax of Ch$ 16.7 billion paid by Enersis, relating to the sale of Río Maipo, and to tax of Ch$ 7.3 billion paid by Endesa-Chile for the sale of Canutillar. The remainder of the variation was due to net increased taxable income of our subsidiaries.

Deferred taxes reflected a positive effect of Ch$ 51.3 billion, increasing from Ch$ 9.4 billion during 2002, to Ch$ 60.7 billion during 2003. This was mainly due to an increase of Ch$ 19.8 billion in gains from deferred taxes in Enersis, as a consequence of higher taxable losses. Cerj, Costanera and Chocón had deferred tax gains of Ch$ 17.7 billion, Ch$ 17.0 billion and Ch$ 16.9 billion, respectively, due to the effect of exchange differences in Brazil and Argentina. This was partially offset by deferred tax losses in Edesur of Ch$ 12.8 billion, resulting from the partial reversal of deferred tax recognized during 2002 primarily as a result of the depreciation of the Argentine peso in 2002.

As of December 31, 2003 amortization of negative goodwill decreased by Ch$ 63.8 billion reflecting the write-offs of negative goodwill made by Enersis in Argentina and Brazil in December 2002, partially offset by the additional negative goodwill arising from additional equity investment by us in Cerj which we subscribed in exchange for the cancellation of an inter-company loan for Ch$ 35.3 billion in January 2003.

Extraordinary items increased Ch$ 23.2 billion as of December 31, 2003, due to the non-recurrence in 2003 of the payments from our Colombian subsidiaries to the Colombian government relating to special anti-terrorist taxes.

B.	Liquidity and capital resources

We are a holding company with no significant assets other than the stock of our subsidiaries. For the twelve month period ended December 31, 2004, our principal sources of liquidity, expressed in U.S. dollars at the year end exchange rate, were:

•	U.S.$ 127.7 million in intercompany debt amortizations and intercompany interest payments from Chilectra and wholly owned subsidiaries;

•	U.S.$ 136.2 million from new debt (excluding proceeds used to refinance debt)

Back to Contents

•	U.S.$ 70.2 million in principal payments from an intercompany loan to Endesa-Chile;

•	U.S.$ 18.9 million in management fees;

•	U.S.$ 18.1 million of dividends received from Endesa-Chile;

•	U.S.$ 11.4 million and U.S.$ 6.6 million in dividends from Codensa and Edelnor, respectively;

•	U.S.$ 6.5 million and U.S.$ 7.4 million in intercompany interest payments from Coelce and Cerj, respectively;

•	U.S.$ 9.4 million from a capital reduction in Edelnor; and

•	U.S.$ 1.0 million in interest income.

The aggregate inflows of cash from these sources amounted to approximately U.S.$ 413 million in 2004.

For the same twelve month period ended December 31, 2004, we applied a total of U.S.$ 293.5 million in cash, on the following items:

•	U.S.$ 213.4 million to pay outstanding indebtedness (U.S.$ 150 million for the prepayment of a credit facility in April 2004; U.S.$ 63.4 million for prepayment of debt with Banco Estado in December 2004); and

•	U.S.$ 80.0 million primarily to pay interest expenses and derivative contract payments;

Net cash generation during 2004 was approximately U.S.$ 120.0 million.

For the twelve month period ended December 31, 2003, our principal sources of liquidity, expressed in U.S. dollars at the year end exchange rate, were:

•	U.S.$ 800.8 million in cash from our capital increase;

•	U.S.$ 174.2 million in cash from the sale of Río Maipo;

•	U.S.$ 146.6 million in intercompany debt amortizations and intercompany interest payments from Chilectra, Río Maipo and wholly owned subsidiaries;

•	U.S.$ 19.9 million and U.S.$ 8.7 million in dividends from Codensa and Edelnor, respectively;

•	U.S.$ 21.6 million in principal payments from an intercompany loan to Endesa-Chile;

•	U.S.$ 19.4 million from new debt (excluding proceeds used to refinance debt);

•	U.S.$ 9.5 million from a capital reduction in Edelnor;

•	U.S.$ 6.5 million and U.S.$ 0.1 million in intercompany interest payments from Coelce and Cerj, respectively;

•	U.S.$ 5.7 million in interest income; and

•	U.S.$ 1.9 million in management fees.

The aggregate inflows of cash from these sources amounted to approximately U.S.$ 1,210 million in 2003.

For the same twelve month period ended December 31, 2003, we applied a total of U.S.$ 1,116 million in cash, on the following items:

Back to Contents

•	U.S.$ 898.2 million to pay outstanding indebtedness (U.S.$ 737.5 million for the remaining outstanding portion of a syndicated credit facility entered into in May 2003, U.S.$ 149.1 million to pay for almost all the bondholders who exercised their put option on our 6.6% Notes due 2026 on December 1, 2003, and U.S.$ 11.5 million to pay local bond amortizations);

•	U.S.$ 211.6 million primarily to pay interest expenses and derivative contract payments; and

•	U.S.$ 6.6 million for other uses.

Net cash generation during 2003 was approximately U.S.$ 93.6 million.

For a description of liquidity risks resulting from our holding company status, please see “Item 3—Risk Factors—Risks Relating to Our Operations—We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this annual report.

We coordinate the overall financing strategy of our majority owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We also coordinate acquisition financing in respect of distribution operations with Chilectra. We coordinate all generation and transmission acquisition financing with Endesa-Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company—B. Business overview—Business Strategy—Capital Investment Program” and our contractual obligations table set forth below.

We have accessed the international equity capital markets, with three SEC registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis and once in 1994 for Endesa-Chile. We have also frequently issued bonds in the international capital markets, or Yankee Bonds, for both Enersis and Endesa-Chile, as well as for Pehuenche, a subsidiary of Endesa-Chile. Enersis issued U.S.$ 800 million in Yankee Bonds in November 1996, and U.S.$ 350 million in November 2003. Endesa-Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which U.S.$ 2,200 million are currently outstanding. In June 2000, both Enersis and Endesa-Chile established Euro medium-term note programs, or EMTN Programs, for an aggregate amount of ¬11 billion each. Endesa-Chile issued ¬1400 million in 3 year floating rate notes in July 2000 under its EMTN Program.

The following table lists the Yankee Bonds of Enersis and consolidated subsidiaries outstanding at December 31, 2004. The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount U.S.$ 3.2 billion is outstanding as of the date of this report, is approximately 7.8%.

			Aggregate Principal
Issuer	Maturity	Coupon	Amount Issued

		(as a percentage)	(in U.S. millions)

Endesa Chile Internacional	April 1, 2006	7.200	150
Endesa-Chile	July 15, 2008	7.750	400
Endesa-Chile	April 1, 2009	8.500	400
Endesa-Chile	August 1, 2013	8.350	400
Endesa-Chile	August 1, 2015	8.625	200
Endesa-Chile (3)	February 1, 2027	7.875	230
Endesa-Chile (1)	February 1, 2037	7.325	220
Endesa-Chile (3)	February 1, 2097	8.125	200
Enersis	December 1, 2006	6.900	300
Enersis	January 15, 2014	7.375	350
Enersis (3)	December 1, 2016	7.400	350
Enersis (2)	December 1, 2026	6.600	150

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa-Chile on February 1, 2009.

(2)	Holders of these Yankee Bonds exercised a put option against Enersis on December 1, 2003 for an aggregate principal amount of U.S.$ 149.1 million.

(3)	In 2001, Enersis and Endesa-Chile repurchased an aggregate of U.S.$ 284 million of these Yankee Bonds.

Back to Contents

Both Enersis and Endesa-Chile, as well as our subsidiaries in the five countries in which we operate, also have access to local capital markets, where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. In 2001, Endesa-Chile issued UF 7.5 million (approximately U.S.$ 180 million at the time of issuance) in 5-year and 21-year local bonds, in each case with an interest rate of 6.2% per annum. In 2001, Enersis also issued UF 6.5 million (approximately U.S.$ 169 million at the time of issuance) in 8-year and 21-year local bonds, each with interest rates of 5.5% and 5.75% per annum, respectively. On October 24, 2003, Endesa-Chile issued UF 4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and another UF 4 million in 25-year UF denominated bonds with an interest rate of 6.20% per annum, for an aggregate principal amount of UF 8 million (U.S.$ 214 million at the time of issuance). For a full description of the local bonds issued by Enersis and Endesa-Chile, see “Item 18. Audited Consolidated Financial Statements as of December 31, 2004—[Note 18—Bonds Payable]”.

Our companies are also frequent borrowers in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. In 1999, we entered into U.S.$ 3.5 billion in 2-year bilateral loans with a group of relationship banks. The loans were extended for two additional years, and were scheduled to mature in 2003, but were paid with the proceeds of syndicated credit facilities that we entered into in May 2003. We have also entered into several syndicated loans over the last few years, including, among others, an aggregate of U.S.$ 400 million 3-year bullet syndicated facility for Enersis in March 2001 and two 3-year bullet U.S.$ 500 million syndicated facilities, one for Enersis and one for Endesa-Chile, in July 2001. These loans were also paid before their stated maturity with the proceeds of syndicated credit facilities that we entered into in May 2003.

On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003.

Endesa, S.A. (“Endesa-Spain”), acting through an intermediary, exercised a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the extinguishment of a Ch$ 1.0 trillion (approximately U.S.$ 1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur (the “Loan”). As required by Chilean law, an independent appraiser valued the Loan exclusively for purposes of the capital increase at 86.84% of its par value. Endesa-Spain subscribed for 59.09% of the new shares at a value of approximately Ch$ 870.5 billion, the appraised value of the Loan.

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

Minority shareholders subscribed 31.61% of the shares available to third parties in the first pre-emptive rights period for a total cash subscription of approximately Ch$ 465.6 billion. During the second pre-emptive rights period, minority shareholders subscribed an additional 5.55% for a total cash subscription of approximately Ch$ 81.8 billion. Additionally, 3.66% of the new shares were subscribed as part of the local bond exchange offer, which took place between the first and the second pre-emptive rights periods of the capital increase. As a result, the total amount of local bonds exchanged was equivalent to approximately Ch$ 54 billion.

In summary, the total number of shares subscribed was 24,360,123,331 for an aggregate capital increase of U.S.$ 2,106 million. Of this amount, 59.1% were subscribed by Endesa-Spain and 40.9% were subscribed by minority shareholders. As a result of the foregoing, since December 20, 2003, Endesa-Spain’s ownership interest in Enersis has been 60.6% decreasing from 65.0% prior to the capital increase.

Our capital increase during 2003 resulted in an increase of our outstanding shares from 8,291,020,100 to 32,651,166,465. The increase in the number of outstanding shares resulted in a dilution of 75% of the holdings that did not participate in the subscription of new shares. The capital increase allowed us to significantly reduce our indebtedness as a result of the extinguishment of the Ch$ 1.0 trillion intercompany loan from Elesur and the application of cash proceeds from the capital increase to repay U.S.$ 741 million of indebtedness.

Back to Contents

As of December 31, 2004, Endesa Spain’s ownership interest in Enersis remained at 60.6%, the same level as at December 31, 2003.

On May 15, 2003, Enersis entered into credit facilities for an aggregate amount of approximately U.S.$ 1,588 million and Endesa-Chile entered into a credit facility for U.S.$ 743 million. These facilities refinanced most of Enersis’ and Endesa-Chile’s indebtedness under outstanding syndicated and bilateral credit agreements, which otherwise would have matured in 2003 and 2004. The total outstanding amounts under both these credit facilities have been prepaid in full as described below.

On November 14, 2003, we entered into an agreement with a syndicate of banks to provide a new U.S.$ 800 million senior unsecured term loan facility through our Cayman Islands branch (the “Enersis November 2003 Facility”), consisting of a U.S.$ 500 million tranche and a U.S.$ 300 million tranche. The U.S.$ 500 million tranche was drawn on November 19, 2003. The period for drawing the U.S.$ 300 million tranche expired on the closing date upon the issuance of 7.375% notes due 2014 in the aggregate principal amount of U.S.$ 350 million. The proceeds of the Enersis November 2003 Facility and the proceeds from the issuance and sale of the 7.375% notes, together with cash from other sources, were used to repay all amounts outstanding under the U.S.$ 1,588 million credit facilities dated May 15, 2003.

On April 14, 2004, we made a voluntary repayment of U.S.$ 150 million under the Enersis November 2003 Facility, reducing the outstanding amount of the loans to U.S.$ 350 million. On the same date, we amended and restated the Enersis November 2003 Facility (the “Amended Enersis Facility”). The margin over LIBOR at which interest accrues under the Amended Enersis Facility is determined by reference to our foreign currency issuer credit rating by S&P. Such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+. At the time of this filing, the current interest rate applicable to the Amended Enersis Facility is LIBOR plus 115 basis points.

On November 10, 2004, we refinanced the Amended Enersis Facility with a syndicated loan of U.S.$ 350 million through Enersis’s Cayman Islands branch. The new facility operates as a credit line or revolving facility (“Revolving Credit Facility”). This revolving structure allows us to prepay or obtain funds several times while the facility is outstanding, as long as the total indebtedness under this facility does not exceed U.S.$ 350 million. The Revolving Credit Facility will mature on November 10, 2008. The margin over LIBOR is 37.5 basis points. In addition to the margin, the facility accrues a commitment fee with interest payable on the unused portion of the total commitment of U.S.$ 350 million. The accrued interest is 15 basis points if the used amount of the revolving is higher than 66% of the total amount; 20 basis points if the used amount is between 33% and 66% or 25 basis points if utilization is lower than 33%.

The Revolving Credit Facility ranks pari passu with all other unsecured and unsubordinated debt of Enersis and requires us to be in compliance on the last day of any fiscal quarter with specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 7.00:1 in 2004 to 6.00:1 in 2008), indebtedness to EBITDA (as defined in the credit agreement, which may differ from the manner in which EBITDA may be commonly calculated) (ranging from 5.00:1 in 2004 to 3.00:1 in 2008), debt to equity (ranging from 80% in 2004 to 70% in 2008) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.60:1 in 2004 to 2.20:1 in 2008).

On February 4, 2004, Endesa-Chile entered into an agreement with a syndicate of banks to provide a new U.S.$ 250 million senior unsecured term loan facility through Endesa-Chile’s Cayman Islands branch (the “Endesa-Chile Facility”). Endesa-Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the proceeds of the issuance of U.S.$ 600 million Yankee Bonds on July 18, 2003 to repay all amounts under another Endesa-Chile credit facility dated May 15, 2003 for an original amount of U.S.$ 743 million. The margin over LIBOR at which interest accrues under the Endesa-Chile Facility is determined by reference to the S&P rating of Endesa-Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+.

Back to Contents

On November 10, 2004, Endesa-Chile refinanced the Endesa-Chile Facility with a syndicated loan of U.S.$ 250 million. The new facility operates as a credit line or revolving facility (the “Endesa-Chile Revolving Credit Facility”). This revolving feature allows the company to prepay or obtain funds several times while the facility is outstanding, as long as the total indebtedness under this facility does not exceed U.S.$ 250 million. The Revolving Credit Facility will mature on November 10, 2008. The margin over LIBOR is 37.5 basis points. In addition to the margin, the facility accrues a commitment fee with interest payable on the unused portion of the total commitment of U.S.$ 250 million. The accrued interest is 15 basis points if the used amount of the revolving is higher than 66% of the total amount; 20 basis points if the used amount is between 33% and 66% or 25 basis points if the utilization is lower than 33%.

The Endesa-Chile Facility ranks pari passu with all other unsubordinated debt of Endesa-Chile and matures on November 10, 2010. The Endesa-Chile Facility requires Endesa-Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 9.40:1 in 2004 to 7.50:1 in 2010), indebtedness to EBITDA (ranging from 6.30:1 in 2004 to 4.20:1 in 2010), debt to equity (ranging from 112.5% in 2004 to 100.0% in 2010) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.50:1 in 2004 to 2.0:1 in 2010).

The Enersis and Endesa-Chile Yankee Bonds contain covenants that place restrictions on the extent to which Enersis and Endesa-Chile and certain of their subsidiaries (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ financial indebtedness is subject to cross default provisions. The Enersis Revolving Credit Facility, the Endesa-Chile Revolving Credit Facility and the Yankee Bonds represent the Company’s most material indebtedness, and contain the most material cross default provisions. Other outstanding indebtedness is for less significant amounts, and their cross default provisions, if any, have higher thresholds.

Payment defaults in relation to any individual indebtedness of Endesa-Chile, or certain of its more relevant subsidiaries, subject to expiration of applicable grace periods (if any) and a materiality threshold of U.S.$ 30 million outstanding (on an individual basis) could give rise to a cross default under the Endesa-Chile Revolving Credit Facility. Endesa-Chile’s relevant subsidiaries which have indebtedness in excess of U.S.$ 30 million as of December 31, 2004 are Pangue, Endesa Internacional, Cía. Eléctrica Cono Sur, Betania and Pehuenche.

Likewise, payment defaults in relation to any individual indebtedness of Enersis, or certain of its more relevant subsidiaries, including Endesa-Chile, subject to expiration of applicable grace periods (if any) and a materiality threshold of U.S.$ 30 million (on an individual basis) could give rise to a cross default under the Enersis Revolving Credit Facility. Enersis’s relevant subsidiaries which indebtedness exceeds U.S.$ 30 million as of December 31, 2004 are Endesa-Chile, Chilectra, Cía. Eléctrica Cono Sur, Betania and Cerj.

If Enersis or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, an event of default would be triggered under the Enersis’ Yankee Bonds. Enersis’ subsidiaries, which include certain subsidiaries of Endesa-Chile, and have indebtedness in excess of U.S.$ 30 million as of December 31, 2004 are Endesa-Chile, Chilectra, Cerj, Coelce, Cía. Eléctrica Cono Sur, Betania and Codensa.

In addition, if Endesa-Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, an event of default would be triggered under the Endesa-Chile Yankee Bonds. Endesa-Chile’s subsidiaries which have indebtedness in excess of U.S.$ 30 million as of December 31, 2004 are Celta, Pehuenche, San Isidro, Central Costanera, Cía. Eléctrica Cono Sur, Endesa Argentina, Betania and Emgesa. Any event of default arising out of Endesa-Chile’s or Enersis’ Yankee Bonds would trigger a cross default under most of the existing bank credit agreements.

In addition to the payment cross default provisions described in the previous paragraphs, certain Enersis and Endesa-Chile indebtedness is subject to (A) cross acceleration provisions, again subject to a materiality threshold of U.S.$ 30 million (U.S.$ 50 million in certain cases) on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

Back to Contents

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

In addition to available cash, as of this filing, Enersis currently has the ability to draw up to approximately U.S.$ 150 million from unused lines of credit granted by Chilean banks, and Endesa-Chile has the ability to draw up to approximately another U.S.$ 156 million from similar sources. Our levels of consolidated indebtedness increased by 4%, from U.S.$ 6.4 billion as of December 31, 2003, to U.S.$ 6.7 billion as of December 31, 2004. The Company does not currently anticipate liquidity shortfalls affecting its ability to meet the obligations outlined in the table above. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined in the table above with intentionally generated cash, and fund capital expenditures with a mixture of intentionally generated cash and borrowings.

Reconciliation of non-GAAP measures to Chilean GAAP

The table below excludes the effect of the appreciation of the Chilean peso against the U.S. dollar in our operating income for the periods indicated.

	2003	2004

	(in millions Ch$ )
Operating Income	549,498	634,202
Effect of Ch$ appreciation	(25,274)	—

Operating income excluding above	524,224	634,202

The table below excludes the effect of fees associated with the prepayment of bank loans on our net interest expense for the period indicated.

	2003	2004

	(in millions Ch$ )
Net interest expense	(362,028)	(286,505)
Prepayment fees	40,072	9,154

Net interest expense excluding above	321,956	277,351

C.	Research and development, patents and licenses, etc.

None

D.	Trend Information

In general, trends cannot be easily established for the energy business in the five countries in which we operate. However, we have identified the following: There is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and a proposed introduction of trading companies that will market energy to final clients. In addition to increasing competition, this would give us access to a wider universe of customers, allowing us to compete to serve higher margin clients. There is also a general trend toward the interconnection of electricity systems, including systems that cross international borders, such as our CIEN project between Argentina and Brazil, increasing competition in the markets served by interconnection projects and at the same time opening new markets for our current installed capacity.

Back to Contents

Our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information—Risk Factors relating to Argentina.”

E.	Off balance sheet arrangements

Enersis is not a party to any off balance sheet transactions.

F.	Tabular disclosure of contractual obligations

The table below sets forth the Company’s cash payment obligations as of December 31, 2004.

	Jan 2005	Jan 2006	Jan 2007	Jan 2008	After
As of December 31, 2004:	Dec 2005	Dec 2006	Dec 2007	Dec 2008	2008	Total(1)

	(in U.S. millions)
Contractual Obligations (1)
Operational Leases (2)	—	—	—	—	—	—
Purchase Obligations (3)	1,052	1,060	965	885	4,706	8,666
Bank Debt	395	112	69	362	273	1,212
Yankee bonds (4)	—	465	—	400	2,157	3,022
Local bonds	89	488	138	38	901	1,654
Pension and post-retirement obligations (5)	44	44	44	44	239	415
Interest on Indebtedness	571	487	418	366	2,995	4,837
Other long term liabilities (6)	151	104	154	118	242	768

Total	2,302	2,760	1,788	2,213	11,513	20,574

(1)	In addition to the contractual obligation set forth above, we expect to make capital expenditures of U.S.$ 273 million in 2004, U.S.$ 285 million in 2005 and U.S.$ 275 million in 2006.

(2)	We do not have any material operating lease obligations.

(3)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.

(4)	During 2004, some of our Yankee debt in U.S. dollars was swapped into UF, and amounts shown in this table include such swaps.

(5)	We have funded and unfunded pension and postretirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations. The amount of U.S.$ 239 million in the “After 2008” column includes all of our cash flow estimates relating to our unfunded plans plus one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans is approximately equal to U.S.$ 28 million per annum). However, you should assume that for every year after 2008, we have estimated that we will have an approximate U.S.$ 28 million cash flow commitment in connection with our funded plans. We have only included one year of cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations relating to such plans after 2008 would not accurately represent our year to year cash commitments.

(6)	Includes Endesa-Chile capital lease obligations for a total of U.S.$ 43 million.

G.	Safe harbor

This Item 5, Management Discussion and Analysis, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

Back to Contents

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors, which consists of seven members who are elected for a term of three years at the General Stockholders’ meeting. If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of stockholders, at which time the entire board of directors will be elected. Our officers are appointed by the board of directors and hold office at the discretion of the board. Set forth below are the members of our board of directors as of December 31, 2004.

Directors			Current Position
	Age	Position	Held Since

Pablo Yrarrázaval (1)	53	Chairman	2002
Rafael Miranda	56	Vice Chairman	1999
Alfonso Arias	53	Director	2003
José Luis Palomo	51	Director	2002
Ernesto Silva (1)	56	Director	1997
Hernán Somerville (1)	64	Director	1999
Eugenio Tironi	53	Director	2000

(1)	Member of the Comité de Directores

Set forth below are brief biographical descriptions of our directors, as of December 31, 2004, four of whom reside in Chile and three of whom reside in Spain.

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

Rafael Miranda. Mr. Miranda, an industrial engineer, joined Endesa-Spain as Chief Executive Officer in 1997. Prior to that, he was in charge of the industrial division of Campofrío, S.A. for four years and worked for Tudor, S.A. for 12 years in several capacities. Mr. Miranda currently serves on the board of directors of Endesa-Spain and as Chairman of several of its subsidiaries, including Endesa Internacional, Compañía Sevillana de Electricidad, S.A. and Fecsa. At Enersis, Mr. Miranda has been a director and Vice Chairman since April 1999.

Alfonso Arias. Mr. Arias received a law degree as well as graduate degrees in Economy and Management from Universidad Complutense de Madrid. Mr. Arias is the General Counsel of Endesa Internacional, S.A., a wholly-owned subsidiary of Endesa-Spain. From 1995 to 1997 he was General Secretary of the Nuclear Safety Council of Spain. Mr. Arias joined Endesa Spain Group in 1997 as General Secretary of Endesa Internacional. At Enersis, Mr. Arias has been a director since March 2003.

José Luis Palomo. Mr. Palomo holds degrees in Business Administration, in Sociology and in Law from the Universidad de Madrid. He also holds an MBA degree from IESE, Universidad de Navarra. Since 1991, he has been the Chief Financial Officer of Endesa-Spain. Mr. Palomo started his professional career in the Financial Division of the INI (National Industry Institute) in 1976, where he became Assistant Financial Director. Appointed in 1983, he has been Financial Director of the Spanish/Canadian Aluminum Group, today INESPAL. Mr. Palomo has been a member of the board of directors of Banco Arabe Español (Aresbank), Banco Saudi Español S.A. (Saudesbank) , Infoleasing S.A., Musini, Babcock Wilcox Española, S.A., Sevillana de Electricidad, S.A. and Vice Chairman of Unelco. At Enersis, Mr. Palomo has been a director since July 2002.

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

Back to Contents

Hernán Somerville. Mr. Somerville has a law degree from Universidad de Chile, and a M.C.J. degree from New York University Law School. From 1988 to the present, Mr. Somerville has been a Managing Director and Partner of FINTEC, a Chilean investment management company through which, among other things, he has led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank. For a six-year period beginning in 1983, he was also Director of the Chilean Central Bank, and Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville is also a member of the Interamerican Bar Association and the New York City Bar Association. He is on the board of directors of several Chilean companies and serves on the boards of several banks and bank associations. Among other activities, Mr. Somerville is a director of a technical educational institute, and is Chairman of the Chilean Indian Chamber of Commerce. At Enersis, Mr. Somerville has been a director since 1999. In 2005, Mr. Somerville was elected as Chairman of the Cámara de Producción y Comercio.

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

Officers (as of December 31, 2004)

	Age	Position	Current Position Held Since	Years with Enersis and Subsidiaries

Mario Valcarce	55	Chief Executive Officer	2003	13
Francisco Herrera	41	Corporate Auditing Officer	2003	8
José Luis Domínguez	49	Communications Officer	2003	17
Domingo Valdés	41	General Counsel	1999	11
Alfredo Ergas	39	Chief Financial Officer	2003	11
Macarena Lama (1)	46	Regional Planning and Control Officer	2003	2
Fernando Isac (2)	52	Regional Accounting Officer	2003	4
Francisco Silva	45	Human Resources Officer	2003	17

(1)	Ms. Macarena Lama joined Endesa-Spain in 1997 and she has been working with Enersis since September 2003.

(2)	Mr. Fernando Isaac joined Endesa-Spain in 1977 and he has been working with Enersis for the last 4 years.

Set forth below are brief biographical descriptions of our executive officers, all of whom reside in Chile.

Mario Valcarce. Mr. Valcarce has been Chief Executive Officer of Enersis since July 31, 2003. Before becoming Chief Executive Officer, Mr. Valcare held the position of Chief Financial Officer of Enersis since October 2002. Prior to that, Mr. Valcarce was the CFO of Endesa-Chile since 1995. Mr. Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso. He is also a member of the Risk Classification Commission of the Chilean Pension Funds System. Currently, Mr. Valcarce is also Director of Generandes Peru S.A., Chairman of Enersis International, Chairman of Chilectra International, and Chairman of Elesur S.A., all affiliates or subsidiaries of Enersis.

Back to Contents

Francisco Herrera. Mr. Herrera, Auditing Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. He joined the Enersis Group in 1996, having worked as Finance Director of Endesa-Chile subsidiaries prior to his most current position. Prior to joining the Enersis Group, Mr. Herrera worked at Cemento Polpaico, CMPC and Ladeco.

José Luis Domínguez. Mr. Domínguez, currently Chief Communications Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. Mr. Domínguez joined the Enersis Group in May 1987 and held many positions in Endesa-Chile and its Chilean subsidiaries until 2000, [when he became the Public Affairs Director for Enersis.]

Domingo Valdés. Mr. Valdés, General Counsel since May 1999, is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago. Prior to his current position, he was a lawyer at Chilectra since 1993 and Legal Counselor at Enersis since December 1997. Mr. Valdés also worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, n.a. (Chile) and an associate at Carey & Cía., a Santiago-based law firm. Mr. Valdés is also Secretary of the Enersis board of directors and a Professor of Law and Economics at Universidad de Chile Law School. Currently, Mr. Valdés is also a Director of Elesur S.A., a subsidiary of Enersis.

Alfredo Ergas. Mr. Ergas, a commercial engineer from Universidad de Chile is currently the Chief Financial Officer of Enersis since July 2003, after having held a similar position at Endesa-Chile. Before that, Mr. Ergas served as Chief Finance and Administration Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002. Prior to that, Mr. Ergas served in Enersis as Chief Planning and Control Officer and since April 1993 he served as Deputy Chief Financial Officer for Endesa-Chile. Currently, Mr. Ergas serves as Director of Codensa S.A. E.S.P., Elesur S.A., Enersis Internacional, Chilectra Internacional, Lajas Inversora S.A., Compañía Eléctrica Cono Sur S.A., Endesa-Chile Internacional, and Inversiones GasAtacama Holding Ltda., all affiliates or subsidiaries of Enersis.

Macarena Lama. Ms. Lama, an agricultural engineer by profession, is a graduate of Escuela Técnica Superior de Ingenieros, and received a degree in business management in 1984. Prior to joining Endesa-Spain in 1997, she worked at SEPI (the Spanish state-owned entity in charge of sales of operating companies to the private sector), among others. Over the last six years, she has held several key positions in planning, control and financing obligations of Endesa Diversificación S.A. (Spain). Since September 2003, Ms. Lama has been Enersis’ Regional Planning and Control Officer.

Fernando Isac. Mr. Isac, an economist, is a graduate of Universidad de Zaragoza. Mr. Isac worked in several accounting and financing positions in Eléctricas Reunidas de Zaragoza (“ERZ”), a subsidiary of Endesa-Spain, between 1977 and 1996. Subsequently, he was a Director of Electricidad de Caracas (Venezuela) until 1998. Between 1998 and September 2000, he was Deputy Chief Financial Officer (Subdirector Económico Financiero) of ERZ, a subsidiary of Endesa-Spain. In September 2000, Mr. Isac joined Enersis as Accounting Director. Since July 2003, Mr. Isac has been the Regional Accounting Officer of Enersis, reporting directly to the CEO, and he is also CEO of Elesur S.A., a subsidiary of Enersis.

Francisco Silva. Mr. Silva, a business administrator, is a graduate of Universidad de Chile, and received a D.P.A. from Universidad Adolfo Ibáñez in 1986. Mr. Silva joined Chilectra in 1987, and has since worked mostly in human resources and general management positions in several subsidiaries and affiliates of Enersis. Between 1998 and 2000, and again since July 2003, he has been the Enersis Human Resources Officer. From January 2001 to June 2003, he worked as Adjunct Director of an Endesa-Spain subsidiary.

B.	Compensation

Directors are paid fees for attendance at meetings of the board of directors and for service on the Boards of Directors of our subsidiaries. In 2004, the total compensation paid to each of our directors, which in certain cases includes compensation for service on the boards of our subsidiaries, was as follows:

Back to Contents

Year ended December 31, 2004

(in thousands of Ch$ )
Pablo Yrarrázaval	52,013
Rafael Miranda	28,771
José Luis Palomo	22,288
Alfonso Arias	22,288
Ernesto Silva	29,725
Hernán Somerville	29,725
Eugenio Tironi	22,288

Total	207,098

For the year ended December 31, 2004, the aggregate amount of compensation paid by us to all directors and executive officers, was approximately U.S.$ 4.3 million. These amounts include executive performance-related executive cash bonuses and compensation for officers who are no longer with the company. Enersis provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to Enersis. The annual bonus plan is in a range according to seniority level, and amounts to certain additional months of gross salary compensation. Enersis does not offer stock options.

C.	Board practices

The current board of directors was elected at the Shareholders’ meeting dated March 31, 2003 for a period of three years. (For the period during which that person has served, please see “— A. Directors and Senior Management” above). Directors have no service contracts with Enersis.

    Corporate Governance

Enersis is managed by its executive officers under the direction of its board of directors which, in accordance with the estatutos, or articles of incorporation and bylaws, of Enersis, consists of seven directors who are elected at an annual regular shareholders’ meeting. Each director serves for a three year term and the term of each of the seven directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three year term, the board of directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the board of directors at the next general shareholders' meeting. The current board of directors was elected in March 2003 and their terms expire in March 2006. The members of the board of directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of employment.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s estatutos and the stockholders’ resolutions. In addition to the estatutos, the Board of Directors of Enersis has adopted regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are the following:

The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, which determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other managers and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities markets.

The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board on May 28, 2003, and the Employees Code of Conduct, which develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities our senior executives and other employees may undertake outside the scope of their employment with us, such as non-compete limitations.

Back to Contents

The above regulations and rules reflect our core principles of transparency, respect for stockholders’ rights, and the duty of care and loyalty of the directors imposed by Chilean law.

    Compliance with NYSE Listing Standards on Corporate Governance

Following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange. Because we are a “controlled company” under NYSE rules (a company of which more than 50% of the voting power is held by an individual, a group or another company), we would not, were we to be a U.S. company, be subject to the requirement that we have a majority of independent directors, or nomination and compensation committees.

Independence and functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We will be subject to this requirement effective July 31, 2005. As required by Chilean Law, Enersis has a Comité de Directores composed of three directors. Although Chilean Law requires that a majority of the Comité de Directores (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Comité de Directores to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the board to serve on the committee. Currently, our Comité de Directores is composed by one non-control director and by two directors appointed by the controlling shareholder. Our Comité de Directores does not currently meet the independence requirements to which the Audit Committee of Enersis, will become subject on July 31, 2005, or the additional independence requirements to which the audit committees of U.S. companies are subject.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies are required to comply with Rule 303A.06 beginning July 31, 2005, but are not at any time required to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

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

Back to Contents

Pablo Yrarrázaval, chairman of the board, has also served as chairman of this committee since July 31, 2002. The other members are Hernán Somerville and Ernesto Silva.

D.	Employees

The following table provides the total number of employees for our company and its subsidiaries for the past five fiscal years:

		Years ended December 31,

	2000	2001	2002	2003	2004

Enersis (Chile)	267	235	242	206	212
Endesa-Chile (1)	1,764	1,752	1,937	1,515	1,562
Chilectra (Chile)	868	722	720	745	692
Edesur (Argentina)	2,379	2,267	2,251	2,258	2,277
Edelnor (Peru)	618	557	565	554	543
Cerj (Brazil)	1,402	1,354	1,451	1,517	1,408
Codensa (Colombia)	969	813	802	858	901
Coelce (Brazil)	1,592	1,464	1,401	1,375	1,337
Other Businesses (2)	1,006	1,169	1,549	2,128	2,286

Total	10,865	10,333	10,918	11,156	11,218

(1)	Includes Chilean operations and subsidiaries abroad.
(2)	Includes CAM, Synapsis and IMV.

Chile

As of December 31, 2004, Enersis and its principal subsidiaries and related companies had 11,218 employees, including 2,328 employees of Enersis and of all Chilean majority owned subsidiaries, which in turn includes 473 employees of Endesa-Chile employed in Chile. In July and December 2003, two collective bargaining agreements were entered with employees of Enersis. Each agreement expires in 4 years, in July and December 2007, respectively. Collective bargaining agreements with employees of Chilectra took effect on December 2004 and are scheduled to expire on December 2008. Endesa-Chile signed an agreement with the Engineers Union in December 2003. This agreement will expire in December 2006. Endesa’s collective bargaining agreements with electromechanical, technical and administrative personnel terminate in December 2005 and December 2008. In December 2004, two collective agreements with the employees of CAM were signed, which expire in December 2007 and December 2008, respectively.

Argentina

As of December 31, 2004, Edesur had 2,277 employees, Costanera (a subsidiary of Endesa-Chile) had 262 employees and El Chocón had 49 employees. In October 2004 two collective agreements were signed with the employees of Edesur; however, the agreements have not yet been registered with government authorities and have accordingly not taken effect. We anticipate that the agreements will be registered and will take effect in 2005. Costanera is also a party to two collective bargaining agreements: one that began in April 2005 and another that is expected to expire in October 2005.

Brazil

As of December 31, 2004, Cerj had 1,408 employees, Endesa-Chile employed 53 persons in Cachoeira Dourada and Coelce had 1,337 employees. Coelce is a party to a collective bargaining agreement that is scheduled to expire in December 2006. Cachoeira Dourada is a party to two collective bargaining agreements, both of which expire in 2006. Cerj is a party to collective bargaining agreements that are scheduled to expire in September 2005. Such

Back to Contents

agreements establish salaries, productivity bonuses, individual performance evaluation and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be for more than two years.

Colombia

As of December 31, 2004, Codensa had 901 employees. Betania, Endesa-Chile’s subsidiary, employed 34 persons and Emgesa had 285 employees as of December 31, 2004. Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that is scheduled to expire in December 2007.

Peru

As of December 31, 2004, Edelnor had 543 employees and Endesa-Chile s related company Edegel had 157 employees. Edelnor is a party to two collective bargaining agreements that are scheduled to expire in November and December 2005.

E.	Share ownership

To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company. None of Enersis’ directors and officers have any stock options.

Item 7. Major Shareholders and Related Party Transactions

A.	Major shareholders

As of December 31, 2004, Endesa-Spain, beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, or AFPs, owned 16.6% in the aggregate, with the highest AFP shareholding being AFP Provida, with 5.9%. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 8.3% of our equity. ADR holders own 10.2% of the equity. Approximately 9,615 minority shareholders own the remaining 4.4% of shares.

    Principal Shareholders

Enersis’ only outstanding voting securities are shares of common stock. As of December 31, 2004, according to our stockholder records, our 32,651,166,465 shares of common stock outstanding were held by 9,771 stockholders of record.

As of December 31, 2004, five of seven members of our board of directors were designees of Endesa-Spain and one of the two remaining directors was elected with votes from Endesa-Spain. As a result of the foregoing, Endesa-Spain has exerted majority control over Enersis since April 1999. However, Endesa-Spain does not have different voting rights than the other shareholders of Enersis. The following table sets forth certain information concerning ownership of the common stock as of December 31, 2004, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock.

	No. of	Percentage of Total
	Shares Owned	Shares Outstanding

Endesa-Spain (1)	19,794,583,473	60.6%
AFP Provida (2)	1,909,012,845	5.9%

(1)	Endesa-Spain’s 60.6% beneficial interest is held through Endesa Internacional, S.A.

(2)	The beneficial interest of AFP Provida (a private pension fund) is held through four different investment funds.

B.	Related party transactions

Article 89 of the Chilean Companies Act requires that our transactions with our parent company, subsidiaries and/or their related parties be on equitable conditions, similar to those customarily prevailing in the market.

Back to Contents

Directors and executive officers of companies who violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act, as amended, provides that a corporation may only execute transactions, in which one or more directors have a personal interest or an interest as a representative of another person, when such transactions are previously examined and reported to the Board of Directors by the Comité de Directores and then approved by the Board of Directors prior to execution by the company, and the terms of such transactions are adjusted to equitable conditions similar to those customarily prevailing in the market. Resolutions approving transactions under Article 44 must be reported to our stockholders in the next stockholders’ meeting. If the transactions involve a material amount, the board of directors must determine in advance if the transactions are adjusted to equitable conditions similar to those customarily prevailing in the market or not. If the board decides that it is not possible to ascertain such conditions, the board of directors, with the exclusion of interested directors, may approve or reject the transaction, or appoint two independent appraisers. The appraisers’ report will be available to the shareholders and the board of directors for a period of 20 business days. Once such term has expired, the board of directors may approve or reject the transaction, with the abstention of interested directors. If shareholders representing 5% or more of the voting shares consider that the terms and conditions of the transactions are not favorable to the interests of the company, or that the appraisers’ reports are substantially different, they may request that the board convoke an extraordinary shareholders’ meeting to approve or reject the transaction with a majority of 2/3 of the voting shares. Violation of Article 44 may result in administrative and criminal sanctions and civil liability to us, our shareholders or interested third parties who suffer losses as a result of such violation. We, our shareholders and interested third parties, however, may ask the interested director to reimburse the company in an amount equivalent to the benefits that the transaction in violation of Article 44 represented to the interested director, relatives and/or representatives.

It is common practice in Chile to transfer surplus funds of one company to another related company that has a cash deficit. These transactions are carried out through short-term intercompany loans. Under Chilean law and regulation, such transactions must be carried out on an arms’ length basis. It is our policy to manage all cash inflows and outflows of our wholly-owned Chilean subsidiaries, Endesa-Chile and Endesa-Chile’s Chilean subsidiaries by way of a centralized cash management policy. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Comité de Directores.

In other countries in the regions in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Enersis has made structured loans in Chile, at the same cost of funds for Enersis, primarily in order to finance foreign investments. As of December 31, 2004, the outstanding net balance for such loans was U.S.$ 862 million, the largest amount outstanding during 2004. Additionally, Enersis lent to its foreign subsidiaries an amount of U.S.$ 279 million as of December 31, 2004. The largest amount outstanding during 2004 for such loans to its foreign subsidiaries was U.S.$ 376 million.

The interest rate on these intercompany loans to Enersis’ subsidiaries ranges from 4.8% to 6.1% in Chile, with a weighted average interest rate of approximately 5.4%. The interest rate on these intercompany loans to Enersis’ foreign subsidiaries ranges from 7.4% to 8.5%, with a weighted average interest rate of approximately 7.9%.

Endesa-Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2004, the outstanding net balance for such loans was U.S.$ 444 million, the largest amount outstanding during 2004. Additionally, Endesa-Chile lent money to its foreign subsidiaries, in order to finance foreign investments, in an amount of U.S.$ 343 million as of December 31, 2004. The largest amount outstanding during 2004 for such loans to its foreign subsidiaries was U.S.$ 481 million.

The interest rate on these intercompany loans to Endesa-Chile’s subsidiaries ranges from 2.2% to 6.5% in Chile, with a weighted average interest rate of approximately 3.6%. The interest rate on these intercompany loans to Endesa-Chile’s foreign subsidiaries ranges from 6.6% to 9.0%, with a weighted average interest rate of approximately 7.7%.

Back to Contents

C.	Interests of experts and counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See Item 18 for our consolidated financial statements.

Legal Proceedings

We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results from operations. Our most recent litigation is described below. For more information on all of our legal proceeding please refer to Note 30 of our consolidated financial statements.

    Divergence of Firm Capacity (Resolution No. 35)

In December 2004 Endesa-Chile and its subsidiaries Pehuenche and Pangue filed a public law annulment suit against Ministry Resolution No. 35 of the Ministry of Economy. The Ministry of Economy resolved a disagreement among the companies of the CDEC-SIC in relation to the sums of the firm capacity in 2000-2003 and instructed the CDEC-SIC to redefine the hours of greatest probability of charge in the system. This instruction created a series of conflicts in the CDEC-SIC which were resolved by the creation of the “Panel de Expertos” (Experts Panel) in September and December 2004, which resulted in payments on behalf of Pehuenche to other generation companies in the sum of approximately Ch$ 23 billion. On a consolidated level the effect of firm capacity recalculations of 2000-2003 implied a cost to the Company of approximately Ch$ 14.5 billion.

Dividends

As determined by Enersis’ board of directors, the dividend policy for fiscal year 2004 was to pay provisional dividends to stockholders as close as possible to 85% of annual “net income from normal operations.” “Net income from normal operations” generally includes income from Enersis’ majority-owned Chilean subsidiaries and excludes income from accounting gains arising from non-cash equity contributions by Enersis to its subsidiaries, gains recorded which arise from the issuance of shares by subsidiaries at prices in excess of book value, certain other non-cash accounting gains, and income (but not losses) arising, directly or indirectly, from our interests in Endesa-Chile and our non-Chilean subsidiaries and related companies. The board of directors customarily declared provisional dividends amounting to 85% of net income from “normal operations” derived from the quarters ending in March, June, September and December. To perform such calculation, previously paid dividends were credited and deducted from the accumulated profits to date at the time of dividend distribution. According to such dividend policy, the Company pays a provisional quarterly dividend in May, August and November of each year and in February of each following year. However, in 2001, 2002, 2003 and 2004 we made no such provisional dividend payments.

In addition, the board generally proposes to the shareholders a “definitive dividend” payable each year, and attributable to the prior year, which cannot be less than the legal minimum, which is 30% of annual net income before negative goodwill amortization. At a board of directors meeting held on February 28, 2005 the Board agreed to propose to the general shareholders’ meeting the payment of a definitive dividend attributable to fiscal year 2004, equivalent to 50% of the annual net income before negative goodwill amortization.

The Board of Directors also approved a dividend policy for fiscal year 2005, which includes not paying provisional dividends. The Board intends to propose to the general shareholders’ meeting to be held during the first four months of 2006, a definitive dividend payment equivalent to 50% of the annual net income of fiscal year 2005 before negative goodwill amortization. Such definitive dividend policy reflects the Board of Director’s intention; however, actual dividends will be subject to net profits actually obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the moment of such dividend declaration.

Back to Contents

Enersis, as a holding company, is primarily dependent upon remittances from its operating subsidiaries in the form of dividend payments in servicing its debt obligations. The principal operating subsidiaries and related companies of Enersis are Endesa-Chile and Chilectra in Chile, Edesur in Argentina, Edelnor in Peru, Cerj and Coelce in Brazil and Codensa in Colombia. See “Item 4. Information on the Company—C. Organizational structure—Principal Subsidiaries and Related Companies.”

Stockholders set dividend policies at each subsidiary and related company. There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and related companies.

To the extent Enersis’ subsidiaries and related companies are not able for any given period to pay dividends due to insufficient net income for such period or otherwise, Enersis may receive intercompany advances of funds for liquidity purposes.

We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to meet our needs for working capital, debt service, dividends and routine capital expenditures.

Dividends Paid

	Nominal	U.S.$
Year	Ch$	per ADS(1)

	(Ch$ per share)
2000	0.00	0.00
2001	1.81	0.16
2002	0.00	0.00
2003	0.00	0.00
2004	0.00	0.00
2005 (through April 30)	0.42	0.04

(1)	The U.S. dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 557.4 = U.S.$ 1.00, the Observed Exchange Rate prevailing on December 31, 2004, to the constant Chilean peso amount.

For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information – E. Taxation.” and “Item 10. Additional Information – D. Exchange Controls.”

B.	Significant Changes

None.

Item 9. The Offer and Listing

A.	Offer and listing details

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

Back to Contents

The table below shows, for the periods indicated, the share volume, quarterly high and low closing prices in Chilean pesos of the Shares on the Santiago Stock Exchange and the quarterly high and low closing prices of the ADSs in U.S.$ as reported by the NYSE.

		Chilean Pesos Per Share(1)		U.S.$ per ADS(2)

	Share Volume	High	Low	High		Low

2005
May	506,391,087	109.50	100.99	9	4/7	8	3/5
April	1,094,831,877	110.51	97.00	9	3/5	8	1/4
March	567,186,683	103.50	95.00	8	7/8	8
February	380,476,426	101.00	93.00	9		8
January	400,676,398	95.00	87.00	8	2/3	7	1/3
2004
December	568,896,414	97.00	87.00	8	5/8	7	2/5
4th quarter	2,248,285,905	97.00	84.00	8	5/8	6	4/5
3rd quarter	2,236,312,231	89.51	73.00	7	1/2	5	2/3
2nd quarter	1,032,271,059	82.01	70.00	6	5/6	5	1/2
1st quarter	1,413,791,567	87.50	73.00	7	3/4	5	7/8
2003
4th quarter	2,949,415,326	88.00	72.01	7	2/5	5	7/9
3rd quarter	2,615,141,119	76.50	60.80	6		4	1/2
2nd quarter	2,037,701,115	73.00	56.00	5	1/4	3	6/7
1st quarter	435,639,838	67.00	55.00	4	5/7	3	5/8
2002
4th quarter	684,639,252	77.00	52.00	5	2/9	3	5/7
3rd quarter	692,521,240	92.80	65.01	6	4/5	4	1/6
2nd quarter	474,079,058	127.02	79.49	10		5	4/7
1st quarter	512,037,133	176.00	117.50	13	3/4	8	3/4
2001
4th quarter	393,051,601	202.00	163.76	15	1/2	11	1/3
3rd quarter	226,195,786	200.00	171.00	15	2/5	12	1/4
2nd quarter	292,388,256	207.75	185.00	17	2/5	14	1/8
1st quarter	217,618,425	222.00	188.00	20	1/9	15	3/5
2000
4th quarter	198,483,727	218.00	166.99	19		14	1/2
3rd quarter	88,658,193	226.00	191.00	21	1/4	17
2nd quarter	110,101,006	234.00	192.00	28	4/7	18	3/8
1st quarter	190,988,287	252.00	190.00	24	1/8	18	3/8

(1)	As reported by the Santiago Stock Exchange. Chilean pesos per share reflect the nominal price as of the trade date. The price has not been restated in constant Chilean pesos.

(2)	As reported by the NYSE. One ADS = 50 Shares.

As of December 31, 2004, there were 66,347,447 ADSs (equivalent to 3,317,372,350 common shares) outstanding. Such ADSs represented at such date approximately 10.2% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons

Trading

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 stockholders as of the date of this filing. As of December 31, 2004, 239 companies had shares listed on the Santiago Stock Exchange.

Back to Contents

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S.$ are traded on the Santiago Stock Exchange. In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 160 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2004, Enersis and Endesa-Chile shares were included in the IPSA.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile. Trading of our shares in the Latibex amounted to approximately 3 million units in 2004, which in turn was the equivalent of € 14 million. The stock closed at € 6.22 the last day of trading in Latibex in 2004.

B.	Plan of distribution

Not applicable.

C.	Markets

See “—A. Offer and listing details—Market Price and Volume Information” above.

D.	Selling shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expense of the issue

Not applicable.

Item 10. Additional Information

A.	Share capital

Included below in Section B of this item.

B.	Memorandum and articles of association

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our by-laws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by a company’s by-laws, which effectively serve the purpose of both the articles, or certificate, of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act. In accordance with the Chilean Companies Act, legal actions by shareholders against us to enforce their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

Back to Contents

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS), under the Securities Market Law (Ley de Mercado de Valores No. 18045) and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless of the number of their shareholders. Enersis is a publicly held limited liability stock company (sociedad anónima abierta).

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

Law 19,705 introduces a new chapter to the Securities Market Law, establishing a comprehensive regulation on tender offers. The law defines a tender offer as the offer to purchase shares of corporations which publicly offer their shares or securities convertible into shares and which offer is made to shareholders to purchase their shares on conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time. The new provisions apply to both voluntary and mandatory tender offers.

Register

Enersis is registered with the SVS and its entry number is 0175.

Back to Contents

Corporate Objective and Purpose

Article 4 of our by-laws states that our corporate objective and purpose are, among other things, to conduct the exploration, development, operation, generation, distribution, transmission, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, in Chile and abroad.

In the Enersis Extraordinary Shareholders’ Meeting held on April 11, 2002, an amendment to the corporate objective and purpose of the company was approved in order to allow Enersis, directly or through its subsidiaries, to participate in the telecommunications business. Other amendments to the aforementioned article of our by-laws were approved in order to clarify some aspects of our corporate object and purpose.

Board of Directors

Our board of directors is made up of 7 members who may or may not be shareholders of Enersis. Members of the board are appointed by the general meeting of shareholders and are elected for a period of three years at the end of which they will be re-elected or replaced.

The seven directors elected at the shareholders’ meeting are those seven individual nominees who receive the most votes. Each shareholder may vote all of his shares in favor of one nominee or may apportion his shares among any number of nominees. These voting provisions ensure that a shareholder owning more than 12.5% of our shares outstanding will be able to elect a member of the board of directors.

The compensation of the directors is set annually by the general meeting of shareholders. The Chairman is entitled to receive twice the compensation paid, and the Vice Chairman 50% more than that paid, to each director. Thus, the board of directors does not have power to vote compensation for themselves or any members of their body.

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

Back to Contents

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

On March 31, 2003, at an Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately U.S.$ 2 billion. The capital increase allowed Endesa-Spain, acting through a subsidiary, to exercise a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the extinguishment of a Ch$ 1.0 trillion (approximately U.S.$ 1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis. As required by Chilean law, an independent appraiser valued the loan exclusively for purposes of the capital increase at 86.8% of its par value. Endesa-Spain, acting through a subsidiary, subscribed for 59.1% of the new shares at a value of approximately Ch$ 870.5 billion, the appraised value of the loan. Additionally, the capital increase allowed the subscription for 3.7% of the new shares as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase. The total amount of local bonds exchanged was equivalent to approximately Ch$ 54 billion.

At the same Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws’ restriction on the maximum shareholding by any party. On March 26, 2004, our shareholders approved a new amendment to our by-laws to reinstate, among other things, the 65% maximum shareholding restriction set forth above.

Pre-emptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders the pre-emptive right to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, pre-emptive rights are exercisable or freely transferable by shareholders during the 30-day period following the granting of such rights. During such 30-day period, and for an additional 30-day period, Chilean publicly held limited liability stock companies are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders, but they may be freely sold after the 30-day period following the granting of such rights to third parties on terms less favorable for the purchaser than those offered to shareholders. At the end of such additional 30-day period, a Chilean publicly held limited liability stock company is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Under the last capital increase, the first pre-emptive rights period ended on June 30, 2003 and the second period was from November 20 and December 20, 2003. Between the two pre-emptive rights periods, there was also a preferred opportunity for Enersis’ local bondholders to tender their bonds in exchange for shares of common stock.

Back to Contents

Shareholders’ Meetings and Voting Rights

A modification of our by-laws requires the affirmative vote of shareholders holding not less than two-thirds of the shares eligible to vote.

An ordinary annual meeting of our shareholders is held within the first four months following the end of our fiscal year, generally in March or April. The last ordinary annual meeting was held on April 8, 2005. Extraordinary meetings may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. To convene an extraordinary meeting, or an ordinary annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspaper designated by our shareholders is the Santiago edition of El Mercurio. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last extraordinary meeting of shareholders was held on March 26, 2004.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date for the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting. Additionally, if a shareholders’ meeting is called for the purpose of considering:

•	a transformation of the company into a different form of entity, a merger or division of the company;

•	an amendment to the term of duration or early dissolution;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	approval of capital contributions in kind and assessment of such assets;

•	modification of the authority reserved to shareholders or limitations on the board of directors’ powers;

•	reduction in the number of members of the board of directors;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	the form of distributing corporate benefits;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares; or

•	certain remedies for the nullification of the corporate by-laws,

regardless of the quorum present, the vote required for the action is a two-thirds majority of the issued voting shares.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds of the outstanding shares of the affected series.

Shareholders are entitled to examine the books of the company within the 15-day period before the scheduled shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established for the SVS in Circular No. 1,108. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the ordinary shareholders’ meetings, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the board of directors.

Back to Contents

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

Only shareholders registered as such with Enersis five business days prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who need not be a shareholder as his proxy to attend and vote on his behalf. Proxies for such representation shall be given in writing for all the shares held by the owner. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

Dividends and Liquidation Rights

In accordance with Chilean law, we are required to pay cash dividends equal to at least 30% of annual audited net income, calculated in accordance with Chilean GAAP (before negative goodwill amortization). If there is no net income in a given year, we may, but are not legally obligated to, distribute dividends out of retained earnings.

Any dividend in excess of 30% of such net income may be paid, at the election of the shareholder, in cash, in Enersis’ shares or in shares of publicly held limited liability stock corporations held by Enersis. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid or held available to shareholders within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration, are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF -denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

In the event of a liquidation of Enersis, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Approval of Financial Statements

The board of directors is required to submit Enersis’ financial statements to the shareholders annually for their approval. If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’ meeting reject the financial statements, the board of directors must submit new financial statements no later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the following period. Our shareholders have never rejected the financial statements presented by the board of directors.

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

Back to Contents

Acquisition of Shares

There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares, except for the maximum concentration limit of shares to be held or voted, which currently is set at 65%, and provided for in Articles 5 Bis and 27 Bis of our bylaws.

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

“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within 30 days following the shareholders’ meeting where the resolution giving rise to the withdrawal right was approved. The price paid to a dissenting shareholder of a publicly held limited liability stock company, the shares of which are quoted and actively traded on one of Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determined that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into another type of entity;

•	the merger of the company with another company;

•	disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the board of directors is sufficient;

•	the creation of preferential rights for a class of shares or an amendment to the existing ones. In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate by-laws; and

•	such other causes as may be established by a company’s by-laws.

Back to Contents

Investments by AFPs

Title XII of DL-3500 permits AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies. The determination of which stocks may be purchased by AFPs is made by the Comisión Clasificadora de Riesgo, or the CCR. The CCR establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments. Except for the period from March 2003 to March 2004 (discussed below), Enersis has been a Title XII Company since 1985 and is approved by the CCR.

Title XII companies are required, among other things: (i) to have by-laws that limit the ownership of any shareholder or shareholder groups to a specified maximum percentage, (ii) to take only certain actions at shareholders’ meetings, and (iii) to give the shareholders the right to approve certain investment and financing policies.

At the Extraordinary Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws restriction on the maximum shareholding by any party, among other by-law amendments referred to Title XII. On March 26, 2004, our shareholders approved a new amendment to our by-laws to reinstate the 65% maximum shareholding restriction described above as well as certain other related restrictions, thus, fully recovering its Title XII company status.

Registrations and Transfers

The shares are currently registered by Enersis through an Administrative Agent named DCV Registros S.A. This entity is responsible for Enersis’ shareholders registry as well. In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

C.	Material contracts.

On May 27, 2004, Enersis entered into a Stock Purchase and Sale Agreement with Endesa Internacional, under which Enersis acquired from Endesa Internacional 49,207,343 shares of Elesur, representing 99.9989% of Elesur’s share capital. As a result of this transaction, Elesur became a subsidiary of Enersis. Prior to this transaction, in August 2003 and December 2003, Elesur had sold to Endesa Internacional all of the shares of Enersis owned by Elesur.

D.	Exchange controls.

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.

On January 23, 2002, the Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one. The new Compendium is in effect since March 1, 2002.

With these new rules, the Central Bank ends a process of gradual deregulation of the foreign exchange market.

•	This new Compendium enhances the information gathered by the Central Bank and the quality of such information. In addition, this new Compendium includes the main rules that modified the Compendium of Foreign Exchange Regulations in April 1991. In other words, new cross-border investing and financing decisions will no longer be subject to any restrictions set forth in both Articles 42 and 49 of the Central Bank Law such as:

•	the prior Central Bank authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•	the prior Central Bank authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

•	the prior Central Bank authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

Back to Contents

•	the limitations to the special prepayment and acceleration clauses contained in foreign loans;

•	the restrictions of minimum risk classification and the weighted duration for the issuance of bonds;

•	the limitations with respect to the currencies in which external debt can be issued or contracted;

•	the restrictions to the issue of ADRs; and

•	the reserve requirement on funds coming from abroad (which was already 0%).

The Compendium and International Bond Issuance

Chilean issuers may offer bonds internationally under Chapter XIV, as amended, of the Compendium of Foreign Exchange Regulations (the “Compendium”), issued by the Central Bank.

Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, non interest-bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus a market spread that currently approximates 4%). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.

Foreign Investment Contract and Chapter XXVI

In connection with our initial offering of ADSs in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S.$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit their shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit such dollars outside of Chile), including amounts received as:

Back to Contents

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

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S.$ , provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

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

Back to Contents

In connection with our capital increase approved in our shareholders’ meeting of April 30, 1999, we first amended our Foreign Investment Contract on September 7, 2000 and subsequently entered into a new Foreign Investment Contract on October 12, 2000.

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

E. Taxation.

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the receipt, the exercise and/or the sale of ADS rights as well as from the purchase, ownership and disposition of the shares and ADSs. The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary which follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect. Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law. In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations prospectively. The discussion which follows is also based, in part, on representations of the depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms. There is no income tax treaty in force between Chile and the United States.

As used in this annual report, the term “foreign holder” means either:

•	in the case of an individual, a person who is not a resident in Chile; for purposes of Chilean taxation, an individual holder is resident in Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•	in the case of a legal entity, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced. On September 28, 2001, the Chilean corporate tax rate was amended. Until December 31,

Back to Contents

2001, the corporate tax rate was 15%. For 2002, the corporate tax rate was to 16%. For 2003, the corporate tax rate increased to 16.5% and since 2004 it has been 17%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (17% of Ch$100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5
Withholding tax (35% of the sum of Ch$ 41.50 dividend plus Ch$ 8.50 credit)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

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

Taxation on shares acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•	has held the shares for less than one year since exchanging ADSs for the shares; or

•	acquired and disposed of the shares in the ordinary course of its business or as an habitual trader of shares.

In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.

Taxation on shares acquired after April 19, 2001

On November 7, 2001, the income tax law was amended in order to create a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets. Although there are certain restrictions established in the amended income tax law, in general terms, the amendment provides that in order to have access to the capital gain exemption: (i) the shares must be of a public stock corporation with a certain minimum level of trading in a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or in another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.

Back to Contents

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

This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under U.S. federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction, conversion transaction or other integrated transaction;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the U.S. dollar;

Back to Contents

•	a person who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.

Moreover, the effect of any applicable U.S. state or local tax laws as well as of any foreign taxing jurisdiction is not discussed herein.

In general, if you hold ADSs, you will be treated as the holder of underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below. This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true. The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits. Such actions would also be inconsistent with claiming the 15% rate described below applicable to certain dividends received by non-corporate holders. Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain non-corporate holders, each described below could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made in respect of our ADSs or shares, other than certain pro rata distributions of common shares, (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the implications of this new legislation in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

Dividends paid in Chilean pesos in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively received such dividends, regardless of whether the pesos are in fact converted into U.S. dollars at that time. If you hold shares, dividends are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

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

However, subject to generally applicable limitations and restrictions, that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the net amount of Chilean income taxes withheld by us. The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income. The rules governing foreign tax credits are complex and, therefore, you are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

Back to Contents

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

Passive Foreign Investment Company rules

We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2004 taxable year. We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you.

If we were treated as a PFIC for any taxable year during your holding period, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply and additional tax form filing requirements. You are urged to consult your tax advisors regarding the consequences to you if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

Backup withholding and other reporting requirements

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

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

Back to Contents

1.	Subsidiary Information.

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

Commodity Price Risk

In our electricity generation business we are exposed to market risks arising from the volatility of electricity, fuel oil, natural gas, and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers. In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil. All such contracts that constitute commodity-price sensitive instruments that were held as of December 31, 2004 and 2003 related to electricity and were entered into for purposes other than trading.

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We manage our exposure to this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2004 and 2003 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

We are exposed to the volatility of coal prices in the Chilean and Colombian market. We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2004 and 2003 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2004 and 2003 differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina. In the construction of these tables management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

Back to Contents

	As of December 31, 2004 (in millions of U.S.$)

	2005	2006	2007	2008	2009	Thereafter	Total	Fair value

Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720		—	—	2,160	(14.28)
Weighted average price in U.S.$/MWh	25.2	25.2	34.1		—	—	—	—

Colombia Emgesa and Betania:
Sale of electricity in GWh	232	—	—	—	—	—	232	0.96
Weighted average price in U.S.$/MWh	32.4	—	—	—	—	—	—	—
Purchase of electricity in GWh	—	—	—	—	—	—	—	—
Weighted average price in U.S.$/MWh	—	—	—	—	—	—	—	—

Brazil CIEN:
Sale of electricity in GWh	7,469	8,943	9,256	10,620	10,591	87,003	133,882	291.16
Weighted average price in U.S.$/MWh	30.1	26.7	26.5	25.3	25.4	25.8	—	—
Purchase of electricity in GWh	2,505	5,004	5,535	7,819	7,798	62,693	91,354	(301.40)
Weighted average price in U.S.$	16.2	17.3	17.3	17.4	17.5	17.8	—	—

Argentina CEMSA:
Sale of electricity in GWh	1,767	3,529	3,903	5,514	5,499	42,151	62,361	318.02
Weighted average price in U.S.$/MWh	16.5	18.0	18.1	18.2	18.3	19.0	—	—
Purchase of electricity in GWh	2,003	4,001	4,425	6,252	6,235	47,920	70,836	(220.73)
Weighted average price in U.S.$	15.3	17.7	17.9	18.2	18.3	19.1	—	—

Argentina COSTANERA
Sale of electricity in GWh	1,421	2,839	3,140	4,436	4,424	39,274	55,534	14.61
Weighted average price in U.S.$/MWh	15.4	16.2	16.2	16.3	16.3	16.7	—	—

	As of December 31, 2003 (in millions of U.S.$)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

Chile Endesa-Chile:
Purchase of electricity in GWh	720	720	720	720	—	—	2,880	(10.03)
Weighted average price in U.S.$/MWh	24	23.2	23.3	23.6	—	—	—	—

Colombia Emgesa and Betania:
Sale of electricity in GWh	4,850	232	—	—	—	—	5,082	12.65
Weighted average price in U.S.$/MWh	27.8	24.9	—	—	—	—	—	—
Purchase of electricity in GWh	102	—	—	—	—	—	102	0.08
Weighted average price in U.S.$/MWh	24.2	—	—	—	—	—	—	—

Brazil CIEN: (1)
Sale of electricity in GWh	7,584	7,744	8,182	9,934	10,400	101,468	145,312	440.22
Weighted average price in U.S.$/MWh	29.9	28.1	27.5	25.7	25.2	25.4	—	—
Purchase of electricity in GWh	2,326	3,086	3,857	6,943	7,735	74,567	98,514	(305.26)
Weighted average price in U.S.$	16.9	15.4	15.7	16.3	16.9	17.0	—	—

Back to Contents

	As of December 31, 2003 (in millions of U.S.$)

	2004	2005	2006	2007	2008	Thereafter	Total	Fair value

Argentina CEMSA: (1)
Sale of electricity in GWh	1,388	2,210	2,762	4,972	5,539	52,055	68,926	298.51
Weighted average price in U.S.$/MWh	15.1	15.5	15.9	16.7	17.5	17.8	—	—
Purchase of electricity in GWh	1,426	2,270	2,837	5,107	5,690	53,308	70,638	(182.51)
Weighted average price in U.S.$	14.3	14.7	15.2	16.1	16.6	18.1	—	—

Argentina COSTANERA: (1)
Sale of electricity in GWh	1,059	1,685	2,107	3,792	4,225	44,666	57,534	(18.51)
Weighted average price in U.S.$/MWh	15.0	15.0	15.1	15.3	15.4	15.5	—	—

(1)	During 2003 some of the Company’s long-term contracts related to the electricity interconnection business between Argentina and Brazil were amended. Such amendments were primarily made to reduce the quantity of electricity that was sold in the Brazilian market and purchased on Argentine market.

We do not have material holdings of commodity-price sensitive instruments in our distribution business.

Interest Rate Risk

As of December 31, 2003 and 2004, 33% and 16%, respectively, of our outstanding debt obligations bore interest at floating rates of interest. We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt. Additionally, we manage interest rate risk through the use of interest rate swaps and collars.

As of December 31, 2004, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	Contract Terms

As of December 31,	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$ )
Long-term Debt
Fixed rate:
Ch$ - and UF-denominated	4,456	209,479	5,207	5,220	5,431	580,162	809,956	828,361
Weighted average interest rate	9.2%	9.5%	9.5%	9.5%	9.5%	—	9.4%	—
U.S.$ -denominated	81,438	253,078	80,834	441,979	365,740	662,541	1,885,609	2,068,586
Weighted average interest rate	6.6%	6.4%	6.3%	7.2%	6.5%	—	6.6%	—
Other currencies (2)	33,854	109,957	17,859	19,635	29,583	205,030	415,920	422,075
Weighted average interest rate	11.2%	11.3%	11.6%	12.0%	12.0%	18.3%	11.6%	—

Variable rate:
Ch$ - and UF-denominated	0	0	0	0	0	0	0	0
Weighted average interest rate	—	—	—	—	—	—	—	—
U.S.$ -denominated	69,377	4,879	10,428	809	6,591	6,597	98,681	98,808
Weighted average interest rate	7.5%	6.0%	5.0%	5.6%	5.3%	—	6.3%	—
Other currencies (2)	165,018	74,614	86,775	43,760	82,503	47,750	500,420	504,019
Weighted average interest rate	17.2%	16.9%	16.8%	15.5%	18.8%	16.0%	16.9%	—

Total	354,143	652,007	201,103	511,403	489,849	1,502,081	3,710,586	3,921,849

(1)	As of December 31, 2004. Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Back to Contents

By comparison, as of December 31, 2003, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

				Contract Terms

As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$ )
Long-term Debt
Fixed rate:
Ch$ - and UF-denominated	3,889	4,354	75,538	5,088	5,100	196,314	290,283	272,409
Weighted average interest rate	5.5%	5.5%	5.7%	5.7%	5.7%	-	5.6%	-
U.S.$ -denominated	33,461	78,837	319,899	84,103	261,071	1,268,837	2,046,207	2,183,179
Weighted average interest rate	7.7%	7.7%	7.9%	7.9%	7.9%	—	7.8%	—
Other currencies (2)	27,960	31,237	98,976	17,280	5,855	22,343	203,650	207,139
Weighted average interest rate	10.7%	10.6%	10.2%	11.9%	12.5%	—	11.1%	—

Variable rate:
Ch$ - and UF-denominated	34,553	0	0	0	0	0	34,553	30,396
Weighted average interest rate	4.6%	—	—	—	—	-	4.6%	—
U.S.$ -denominated	15,183	28,527	143,599	212,249	181,351	11,452	735,360	736,994
Weighted average interest rate	4.4%	5.7%	6.8%	7.4%	6.7%	8.1%	5.9%	—
Other currencies (2)	263,222	34,478	33,687	28,587	16,652	118,072	494,699	504,586
Weighted average interest rate	14.9%	14.6%	14.1%	13.9%	13.7%	16.0%	14.4%	—

Total	521,268	177,433	671,698	347,306	470,030	1,617,017	3,804,752	3,934,702

(1)	As of December 31, 2003. Fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the U.S. dollar. This risk is mitigated, as a substantial portion of our revenues is linked to the U.S. dollar either directly or indirectly. For example, approximately 90% of revenues of Endesa-Chile, in Chile, are linked to the U.S. dollar. Despite these natural hedges, to a certain extent we remain subject to such exchange rate fluctuations between the Chilean peso and the U.S. dollar, which we manage through the use of U.S. dollar/UF (inflation-indexed Chilean peso) exchange currency swaps and U.S. dollar/Chilean peso forward foreign exchange contracts.

Prior to our acquisition of a controlling interest in Endesa-Chile, we did not manage foreign exchange rate risk. This risk management became active in 1999 due to the instability of the Chilean peso and the change in the trend in which the UF, or inflation-indexed peso, began to devaluate against the United States dollar. Moreover, during 2004, we changed our corporate currency risk policy from a pure accounting hedge to a cash flow hedge. This policy takes the level of operating income of each country that is indexed to the United States dollar and seeks to hedge them with liabilities in the same currency. For Enersis, we entered into U.S. dollar/UF cross currency swaps for U.S.$ 700 million in order to hedge income in Chilean pesos with liabilities in Chilean pesos.

Back to Contents

In addition, our currency risk policy determines a maximum level of consolidated accounting mismatch. We manage accounting foreign currency risk on a consolidated basis to the extent that such risks are not managed at the subsidiary level, for those amounts not fully hedged for our proportionate equity interest in such subsidiaries.

Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the Chilean peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the U.S. dollar and the Chilean peso, due to the application of Technical Bulletin No. 64. Under this Chilean accounting standard, the effects of re-measuring many of our non-Chilean investments into U.S. dollars are recorded in income, while the accumulated effects of Chilean peso to U.S. dollar exchange rate fluctuations are recorded in equity, net of any price-level restatement, due to the effects of Chilean inflation on such foreign investment amounts.

Foreign currency gains and losses are included in the results from operations for the period together with price-level restatement.

As of December 31, 2004, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

				Contract Terms

As of December 31,	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$ )
Long-term Debt
Fixed rate:
U.S.$ -denominated	81,438	253,078	80,834	441,979	365,740	662,541	1,885,609	2,068,586
Other currencies (2)	33,854	109,957	17,859	19,635	29,583	205,030	415,920	422,075
Variable rate
U.S.$ -denominated	69,377	4,879	10,428	809	6,591	6,597	98,681	98,808
Other currencies (2)	165,018	74,614	86,775	43,760	82,503	47,750	500,420	504,019

Other instruments (3)
U.S.$ -denominated assets	361,115	3,632	—	—	—	—	364,747	364,747
Assets in other currencies (2)	710,969	54,161	33,702	17,972	12,838	965	830,607	830,607
Forward contracts (receive U.S.$ /Pay Ch$ ) (1)	48,737	—	—	—	—	—	48,737	(134)
Swap contract (sreceive U.S.$ /Pay Ch$ )	8,655	111,480	5,574	2,122	—	334,440	462,271	(62,145)
Other foreign currency derivatives (2)	2,787	347,260	—	—	—	—	350,047	(2,938)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2004, which was Ch$ 557.4 = U.S.$ 1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements)

As of December 31, 2003, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

Back to Contents

				Contract Terms

As of December 31,	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value (1)

	(in millions of constant Ch$ )
Long-term Debt
Fixed rate:
U.S.$ -denominated	33,461	78,837	319,899	84,103	261,071	1,268,837	2,046,207	2,183,179
Other currencies (2)	27,960	31,237	98,976	17,280	5,855	22,343	203,650	207,139
Variable rate:
U.S.$ -denominated	158,183	28,527	143,599	212,249	181,351	11,452	735,360	736,994
Other currencies (2)	263,222	34,478	33,687	28,587	16,653	118,072	494,699	504,586
Other instruments (3)
U.S.$ -denominated assets	162,800	132,903	—	—	—	—	295,703	295,703
Assets in other currencies (2)	579,672	21,437	25,074	28,896	12,564	—	667,643	667,643
Forward contracts (receive U.S.$ /Pay Ch$ ) (1)	(90,258)	—	—	—	—	—	(90,258)	6,720
Other foreign currency derivatives (2)	517,361	45,488	768,674	—	172,202	—	1,503,726	(37,946)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2003, which was Ch$ 593.80 = U.S.$ 1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the €1, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables (see Note 29 to financial statements.)

D.	Safe Harbor

The information in this Item 11. Quantitative and Qualitative Disclosures About Market Risk, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

During 2004 and early 2005, we carried out significant changes in our internal controls over financial reporting in anticipation of the requirements of the Sarbanes-Oxley Act of 2002. In May 2004, Enersis’ Chief Financial Officer promoted the Norms and Procedures Project, which consisted of identifying relevant and critical business processes in each of the areas reporting to him and designing each one of these processes so as to have an effective control. This initiative was not only applied in Chile but also in our subsidiaries abroad.

Another change related to Enersis’ internal control over financial reporting corresponds to Norm 43 Latam, which is an adapted version of Endesa-Spain’s Norm 43, enacted by our parent company in December 2004. This norm establishes the principles and the responsible units for the establishment and maintenance of internal controls for the elaboration of financial information and internal controls and procedures for the disclosure of public information. The purpose of this norm is to ensure the accuracy of information and ensure that reports, events, transactions and all other relevant information is revealed in a correct format and in a timely manner.

Enersis’ management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Enersis’ disclosure controls and procedures as of December 31, 2004. Based on this evaluation, Enersis’ Chief Executive Officer and Chief Financial Officer concluded that Enersis’ disclosure controls and procedures are effective at the reasonable assurance level for gathering, analyzing and disclosing the information Enersis is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Enersis’ management applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives.

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

Back to Contents

A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

ENERSIS S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682

During fiscal year 2004, there have been no amendments to any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets.

No waivers from any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2004.

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

The following table summarize the fees to our independent external auditor for the years ended December 31, 2003 and 2004:

Services Rendered	2003	2004

	(in U.S.$ millions)
Audit Fees	2.3	2.4
Audit-Related Fees	0.2	0.7
Tax Fees (1)	—	0.2
All Other Fees	—	0

Total fees	2.5	3.3

(1)	Tax fees correspond mainly to: a tax recovery from Elesur (U.S.$ 90,000), an analysis for the dissolving of Luz de Bogotá (U.S.$ 31,000), tax services research on price transfers between CEMSA and CTM in Argentina (U.S.$ 62,000).

Each year the Comité de Directores submits to the Board of Directors a proposal with the name or names of potential external auditors for the Company. This proposal relates only to the selection of the external auditors who will perform the audit of Enersis’ financial statements in that year. The Comité de Directores proposal may be adopted or not adopted by the Board of Directors. If such proposal is not adopted by the Board of Directors, the Board of Directors will propose one or more other audit firms to perform the audit of Enersis’ financial statements in that year. In either case, the actual selection of the external auditor is made by the shareholders’ meeting, which votes on the proposal of the Comité de Directores adopted by the Board of Directors or, if the Board of Directors does not adopt the Comité de Directores proposal, chooses between the audit firm or firms recommended by the Comité de Directores and the audit firm or firms recommended by the Board of Directors. Any engagement of the external auditor to perform services in addition to the audit of the financial statements is pre-approved by the Board of Directors.

Back to Contents

Item 16D. Exemptions from Listing Requirements for Audit Committees

Not Required.

Item 16E. Purchases of Equity Securities by One Issuer and Affiliated Persons

Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2004.

Back to Contents

PART III

Item 17. Financial Statements

None.

Item 18. Financial Statements

Back to Contents

Item 19. Exhibits

Exhibit	Description

1.1	By-laws (Estatutos) of ENERSIS S.A., as amended. (previously filed)

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation). (previously filed)

4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and ENERSIS S.A. (Spanish version).

4.2	Assignment of Rights Contract, dated January 27, 2004 between Endesa Internacional S.A. and ENERSIS S.A. (English version).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21 of our Amendment No. 1 to Form F-4 filed with the Securities and Exchange Commission on June 2, 2004).

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

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

Name: Mario Valcarce
Title: Chief Executive Officer

Back to Contents

Enersis S.A. and Subsidiaries

Back to Contents

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Enersis S.A.:

We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the "Company") as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (expressed in constant Chilean pesos). Our audit also included the financial statement schedule listed in the index to Item 18. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for each of the three years in the period ended December 31, 2004 of Empresa Nacional de Electricidad S.A. and certain of its consolidated subsidiaries and certain of its equity method investees, or the financial statements for the year ended December 31, 2002 of Empresa Distribuidora Edesur S.A. (a consolidated subsidiary) or the financial statements for the year ended December 31, 2004 of Generadora Termolectrica Fortaleza S.A (an equity method investee). These financial statements reflect total assets constituting 31.19% and 34.44% of consolidated total assets at December 31, 2003 and 2004 respectively, and total revenues constituting 23.36%, 30.40% and 23.72% of consolidated total revenues for the years ended December 31, 2002, 2003 and 2004, respectively. Of the consolidated shareholders' equity and net income (loss) information determined on the basis of accounting principles generally accepted in the States of America ("U.S. GAAP") presented in Note 36, these financial statements reflect total shareholders' equity constituting 14.21% and 18.80% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2003 and 2004, respectively, and total net income (loss) constituting 16.16%, 58.46% and 33.72% of consolidated U.S. GAAP basis net income (loss) for the years ended December 31, 2002, 2003 and 2004, respectively. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

Deloitte se refiere a uno o más entre Deloitte Touche Tohmatsu, una asociación suiza, sus firmas miembro y sus respectivas filiales o afiliadas. Como una asociación suiza, ni Deloitte Touche Tohmatsu ni cualquiera de sus firmas miembro tienen responsabilidad por los actos u omisiones cometidos por otra de las partes. Cada una de las firmas miembro es una entidad legal separada e independiente que funciona bajo los nombres de "Deloitte", "Deloitte & Touche", "Deloitte Touche Tohmatsu", u otros nombres relacionados. Los servicios son proporcionados por las firmas miembro, sus filiales o afiliadas y no por la asociación suiza Deloitte Touche Tohmatsu.	Una firma miembro de Deloitte Touche Tohmatsu

Back to Contents

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile. Also, in our opinion and (as to the amounts included for the companies which we did not audit as discussed in the first paragraph herein) the reports of other auditors, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 3 a) to the financial statements, in 2004 Enersis S.A. and Subsidiaries adopted Technical Bulletin No. 72 of the Chilean Association of Accountants, which prescribes the accounting treatment for business combinations.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income (loss) for each of the three years in the period ended December 31, 2004, and the determination of shareholders' equity as of December 31, 2003 and 2004, to the extent summarized in Note 36 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
June 1, 2005

Back to Contents

Huérfanos 770, 5° Piso	Teléfono	: (56-2) 676 1000
Santiago, Chile	Fax:	: (56-2) 676 1010
	Casifla	: 2823

To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile) and subsidiaries:

We have audited the accompanying consolidated balance sheets of Endesa-Chile and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 49.61 percent and 38.87 percent as of December 31, 2003 and 2004, respectively, and total revenues representing of 31.93 percent, 39.38 percent and 38.78 percent for each of the three years in the period ended December 31, 2002, 2003 and 2004, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which value represented 1.07 percent and 0.18 percent of total consolidated assets as of December 31, 2003 and 2004, respectively, and equity in their net results represented (61.49) percent, 14.87 percent and 0.74 percent of the consolidated net income for each of the years in the period ended December 31, 2002, 2003 and 2004, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

ERNST & YOUNG LIMITADA

Santiago, Chile
January 21, 2005
(except for Notes 31 and 33 for which the date is May 31, 2005)

Firma miembro de Ernst & Young Global

Back to Contents

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C
Colombia

Tel. +57(1)5461810-5461815
Fax : +57(1)2178088
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Endesa de Colombia S.A.

We have audited the consolidated balance sheet of Endesa de Colombia S.A. and subsidiaries (the “Company”) as of December 31, 2003, and the related statements of income and cash flows for the years ended December 31, 2003 and 2002, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa de Colombia S.A. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the years ended December 31, 2003 and 2002 and the determination of stockholders' equity at December 31, 2003, to the extent summarized in Note 18.

Carlos Eduardo Tovar
Bogotá Colombia, January 15, 2004,
except for Note l8 for which the date is April 30, 2004	DELOITTE & TOUCHE LTDA.

Audit.Tax.Consulting.Financial Advisory.	Una firma miembro de
Deloitte Touche Tohmatsu

Back to Contents

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel.+57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm
(Translation of a report originally issued in Spanish)

To the Board of Directors and Shareholders of

Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries:

We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A. E.S.P. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and cash flows for the years then ended, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and its Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2004 and the determination of stockholders' equity and financial position at December 31, 2004 and 2003, to the extent summarized in Note 27.

Carlos Eduardo Tovar
Bogotá, Colombia, January 14, 2005,
except for Note 27 for which the date is May 2, 2005	DELOITTE & TOUCHE LTDA.

Audit.Tax.Consulting.Financial Advisory.	Una firma miembro de
Deloitte Touche Tohmatsu

Back to Contents

Deloitte & Co. S.R. L.
Florida 234 5°
Capital Federal
C1005AAF
Argentina

Tel: 54 (11) 4320-2700/
4326-4046
Fax: 54 (11) 4325-8081
www.deloitte.com.ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(English translation of the report originally issued in Spanish)

To the President and Board of Directors of
Endesa Argentina S.A.

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2003 and 2004 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of stockholders’ equity at December 31, 2003 and 2004, to the extent summarized in Note 39.

Buenos Aires, January 20, 2005, except for Note 39 for which the date is May 2, 2005.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras
(Partner)

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Back to Contents

Pistrelli, Henry Martin y Asociados SRL	Tel.: {54-11} 4318-1600/4311-6644
25 de Mayo 487 - C1002ABI	Fax: {54-11} 4312-8647/4318-1777
Buenos Aires, Argentina	www.ey.com/ar

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

In our opinion, the 2002 financial statements referred to above (not presented separately herein) present fairly, in all material respects, the financial position of EDESUR S.A. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders’ equity as of December 31, 2002 and the results of operations for the year then ended to the extent summarized in Note 29 of the Notes to the financial statements.

Buenos Aires, Argentina
February 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
(Member Firm of Ernst & Young Global)

EZEQUIEL A. CALCIATI
Partner

Miembro de Ernst & Young Global

Back to Contents

Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22° e 25° andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A.
Cachoeira Dourada - GO, Brazil

We have audited the balance sheet of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the related statements of operations and cash flows for the years ended December 31, 2003 and 2002, all expressed in United States dollars (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. as of December 31, 2003, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income (loss) for the years ended December 31, 2003 and 2002, and the determination of shareholders’ equity as of December 31, 2003, to the extent summarized in Note 21 to the financial statements.

January 17, 2004

Back to Contents
Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 22° e 25° andares 20030-905 - Rio de Janeiro - RJ Brasil

Tel.: +55(21)3981- 0500 Fax: +55 (21) 3981-0600 www.deloitte.com. br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING IRM

To the Board of Directors and Shareholders of
CIEN – Companhia de Interconexão Energética
Rio de Janeiro, RJ. Brazil

1.	We have audited the accompanying balance sheets of CIEN – Companhia de Interconexão Energética as of December 31, 2003 and 2002, and the related statements of income and cash flows for the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN — Companhia de Interconexão Energética S.A. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

4.	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

5.	As discussed in Note 24, the accompanying financial statements have been restated.

January 17, 2004 (except for the restatements mentioned in paragraph 5, for which the date is May 2, 2005)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004 and thousands of US dollars

	As of December 31,

ASSETS	2003	2004	2004

	ThCh$	ThCh$	ThUS$
CURRENT ASSETS
Cash	27,029,488	56,494,414	101,353
Time deposits	262,660,971	450,743,859	808,654
Marketable securities	11,434,635	12,321,537	22,105
Accounts receivable, net	478,849,624	528,740,129	948,583
Notes receivable, net	8,571,693	2,828,014	5,074
Other accounts receivable, net	96,549,123	63,814,202	114,485
Amounts due from related companies	17,486,628	114,385,763	205,213
Inventories	45,415,899	50,981,315	91,463
Income taxes recoverable	62,818,496	97,637,872	175,167
Prepaid expenses	16,863,806	45,011,188	80,752
Deferred income taxes	53,023,911	60,005,717	107,653
Other current assets	75,777,002	36,117,180	64,796

Total current assets	1,156,481,276	1,519,081,190	2,725,298

PROPERTY, PLANT AND EQUIPMENT
Land	118,340,129	122,606,995	219,962
Buildings and infrastructure and works in progress	10,305,284,602	9,864,985,666	17,698,216
Machinery and equipment	1,806,292,572	1,721,120,263	3,087,765
Other plant and equipment	356,791,936	398,709,319	715,302
Technical appraisal	634,958,011	584,183,038	1,048,050
Accumulated depreciation	(4,922,897,727)	(5,006,783,339)	(8,982,388)

Total property, plant and equipment, net	8,298,769,523	7,684,821,942	13,786,907

OTHER ASSETS
Investments in related companies	184,716,758	191,465,062	343,497
Investments in other companies	136,796,804	49,992,754	89,689
Goodwill, net	799,907,148	733,535,103	1,315,994
Negative goodwill, net	(81,215,498)	(56,735,814)	(101,786)
Long-term receivables	131,133,420	125,910,089	225,888
Amounts due from related companies	132,331,429	456,246	819
Intangibles	79,100,256	80,708,810	144,795
Accumulated amortization	(40,254,130)	(44,013,845)	(78,963)
Other assets	185,126,301	222,303,602	398,822

Total other assets	1,527,642,488	1,303,622,007	2,338,755

TOTAL ASSETS	10,982,893,287	10,507,525,139	18,850,960

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004 and thousands of US dollars)

	As of December 31,

LIABILITIES AND SHAREHOLDERS´ EQUITY	2003	2004	2004

	ThUS$	ThCh$	ThUS$
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	319,960,476	191,923,129	344,318
Current portion of long-term debt due to banks and financial institutions	169,837,388	106,940,945	191,857
Current portion of bonds payable	72,718,823	107,084,047	192,113
Current portion of long-term notes payable	21,969,710	26,749,661	47,990
Dividends payable	3,237,512	3,399,501	6,099
Accounts payable	220,830,333	253,002,503	453,898
Short-term notes payable	21,596,628	13,409,165	24,057
Miscellaneous payables	45,014,408	38,606,503	69,262
Amounts payable to related companies	31,517,000	81,508,675	146,230
Accrued expenses	55,046,830	44,333,117	79,535
Withholdings	65,295,025	49,749,518	89,253
Income taxes payable	49,036,057	54,418,780	97,630
Deferred income	12,274,758	6,504,696	11,670
Other current liabilities	66,994,856	41,180,674	73,880

Total current liabilities	1,155,329,804	1,018,810,914	1,827,792

LONG-TERM LIABILITIES:
Due to banks and financial institutions	854,742,232	626,112,271	1,123,273
Bonds payable	2,356,777,340	2,493,500,109	4,473,448
Long-term notes payable	148,976,745	143,254,068	257,004
Accounts payable	27,472,799	50,583,709	90,749
Amounts payable to related companies	86,428	—	—
Acrued expenses	325,352,408	311,025,273	557,993
Deferred income taxes	7,194,942	63,535,888	113,986
Other long-term liabilities	61,845,032	116,143,763	208,367

Total long-term liabilities	3,782,447,926	3,804,155,081	6,824,820

MINORITY INTEREST	3,433,013,869	3,125,006,002	5,606,398

SHAREHOLDERS´ EQUITY:
Paid-in capital, no par value	2,283,404,124	2,283,404,124	4,096,527
Additional paid-in capital	163,306,446	162,725,821	291,937
Other reserves	(26,313,477)	(122,588,994)	(219,930)
Retained earnings	180,417,144	194,378,259	348,723
Net income (loss) for the year	12,779,560	44,307,596	79,490
Deficit of subsidiaries in development stage	(1,492,109)	(2,673,664)	(4,797)

Total shareholders´ equity	2,612,101,688	2,559,553,142	4,591,950

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	10,982,893,287	10,507,525,139	18,850,960

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004 and thousands of US dollars)
	As of December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	2,573,500,251	2,418,451,270	2,708,925,344	4,859,930
COST OF SALES	(1,791,034,632)	(1,695,212,019)	(1,898,087,991)	(3,405,253)

GROSS PROFIT	782,465,619	723,239,251	810,837,353	1,454,677

ADMINISTRATIVE AND SELLING EXPENSES	(231,045,544)	(173,741,457)	(176,635,722)	(316,892)

OPERATING INCOME	551,420,075	549,497,794	634,201,631	1,137,785

NON-OPERATING INCOME AND EXPENSE:
Interest income	88,290,908	68,916,018	73,635,633	132,106
Equity in income of related companies	15,524,861	18,198,366	31,146,566	55,878
Other non-operating income	319,005,958	195,206,651	133,632,882	239,743
Equity in loss of related companies	(6,969,781)	(243,650)	(683)	(1)
Amortization of goodwill	(524,192,803)	(54,558,943)	(53,201,320)	(95,445)
Interest expense	(460,565,169)	(430,943,444)	(360,140,223)	(646,107)
Other non-operating expenses	(244,163,588)	(252,038,400)	(207,355,499)	(372,005)
Price-level restatement, net	5,139,902	(4,611,876)	(776,878)	(1,394)
Exchange difference, net	(16,678,133)	(6,205,662)	14,406,781	25,846

NON-OPERATING EXPENSE, NET	(824,607,845)	(466,280,940)	(368,652,741)	(661,379)

INCOME (LOSS) BEFORE INCOME TAXES; EXTRAORDINARY ITEMS, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(273,187,770)	83,216,854	265,548,890	476,406

INCOME TAXES	(68,344,084)	(42,609,984)	(137,241,207)	(246,217)

EXTRAORDINARY ITEMS	(23,164,381)	—	—	—

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(364,696,235)	40,606,870	128,307,683	230,189

MINORITY INTEREST	16,856,520	(80,282,913)	(101,106,989)	(181,390)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(347,839,715)	(39,676,043)	27,200,694	48,799

AMORTIZATION OF NEGATIVE GOODWILL	116,204,508	52,455,603	17,106,902	30,691

NET INCOME (LOSS) FOR THE YEAR	(231,635,207)	12,779,560	44,307,596	79,490

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

     ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004 and thousands of US dollars)

		As of December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
Net income (loss) for the year	(231,635,207)	12,779,560	44,307,596	79,490

GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(1,134,547)	6,410,580	(6,613,618)	(11,865)
Gain on sale of investments	—	(91,517,236)	—	—
Losses (gain) on sale of other assets	—	409,474	(227,863)	(409)

Charges (credits) to income which do not represent cash flows:
Depreciation	470,491,241	406,326,019	379,491,166	680,824
Amortization of intangibles	10,755,510	8,798,057	6,801,368	12,202
Write-offs and accrued expenses	57,910,136	55,762,447	38,380,540	68,856
Equity in income of related companies	(15,524,861)	(18,198,366)	(31,146,566)	(55,878)
Equity in losses of related companies	6,969,781	243,650	683	1
Amortization of goodwill	524,192,803	54,558,943	53,201,320	95,445
Amortization of negative goodwill	(116,204,508)	(52,455,603)	(17,106,902)	(30,691)
Price-level restatement, net	(5,139,902)	4,611,876	776,878	1,394
Exchange difference, net	16,678,133	6,205,662	(14,406,781)	(25,846)
Other credits to income which do not represent cash flows	(237,128,997)	(30,521,567)	(15,464,081)	(27,743)
Other charges to income which do not represent cash flows	152,860,243	157,087,979	111,142,000	199,394

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	57,946,158	(86,517,194)	(24,173,451)	(43,368)
Decrease (increase) in inventory	12,183,581	10,631,639	(6,983,775)	(12,529)
Decrease (increase) in other assets	(23,860,362)	19,852,923	(7,544,309)	(13,535)

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	(51,335,665)	32,552,808	(9,452,542)	(16,958)
Increase (decrease) in interest payable	57,068,203	(11,368,109)	46,422,045	83,283
Increase (decrease) in income tax payable	(47,454,034)	(42,043,955)	38,053,662	68,270
Increase in other accounts payable associated with operating results	31,088,438	40,178,565	(65,352,965)	(117,246)
Net decrease (increase) in value added tax and other similar taxes payable	(1,957,962)	24,767,831	(3,205,890)	(5,752)
Income (loss) attributable to minority interest	(16,856,520)	80,282,913	101,106,989	181,390

Net cash flows provided by operating activities	649,911,662	588,838,896	618,005,504	1,108,729

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares to minority shareholders	1,972,828	560,126,472	—	—
Proceeds from the issuance of debt	1,013,421,316	1,048,163,788	827,706,442	1,484,942
Proceeds from bond issuances	136,151,327	848,824,902	328,720,066	589,738
Other sources of financing	27,277,250	24,639,020	22,781,843	40,872
Distribution of capital in subsidiary	(123,491,420)	(24,632,422)	(21,172,115)	(37,984)
Dividends paid	(103,987,047)	(82,815,176)	(97,013,165)	(174,046)
Payment of debt	(1,133,128,575)	(2,181,273,813)	(1,191,304,739)	(2,137,253)
Payment of bonds	(30,381,693)	(499,247,807)	(22,110,493)	(39,667)
Payment of loans obtained from related companies	(45,954,367)	(4,579,223)	—	—
Payment of share issuance costs	—	(11,102,445)	—	—
Payment of bond issuance costs	(11,533,492)	(5,823,428)	(2,363,467)	(4,240)
Other disbursements for financing	(25,433,644)	(118,931,382)	(34,368,618)	(61,659)

Net cash used in financing activities	(295,087,517)	(446,651,514)	(189,124,246)	(339,297)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	23,402,247	164,779,451	15,537,528	27,875
Sales of investment in related companies	—	124,873,051	2,557,742	4,589
Payments received from notes receivable from related companies	—	25,596,801	15,294,722	27,439
Other receipts from investments	19,210,250	51,033,045	40,574,360	72,792
Additions to property, plant and equipment	(329,121,962)	(265,255,289)	(265,934,353)	(477,098)
Long-term investments	(24,292,428)	(3,061,889)	(343,959)	(617)
Investment in financial instruments	(749,938)	—	—	—
Other loans granted to related companies	—	(320,222)	—	—
Other investment disbursements	(37,201,901)	(7,060,165)	(1,591,615)	(2,855)

Net cash provided by (used in) investing activities	(348,753,732)	90,584,783	(193,905,575)	(347,875)

POSITIVE NET CASH FLOW FOR THE PERIOD	6,070,413	232,772,165	234,975,683	421,557

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(2,587,744)	(122,485,010)	(27,014,194)	(48,465)

NET INCREASE IN CASH AND CASH EQUIVALENTS	3,482,669	110,287,155	207,961,489	373,092

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	225,506,024	228,988,693	339,275,848	608,676

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	228,988,693	339,275,848	547,237,337	981,768

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of	Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	(loss) for
	capital	capital	reserves	earnings	development stage	the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2002	729,328,347	32,398,114	25,517,158	350,149,143	867,381	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	40,926,246	—	(40,926,246)	—
Deficit of subsidiaries in the development stage	—	—	—	—	(5,830,512)	—	(5,830,512)
Cumulative translation adjustment	—	—	20,596,914	—	—	—	20,596,914
Price-level restatement of capital	21,879,850	971,943	765,515	11,732,261	26,021	—	35,375,590
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294

As of December 31, 2002 (1)	777,688,286	34,546,352	48,532,092	417,006,620	(5,111,143)	(231,635,207)	1,041,027,000

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

As of December 31, 2003 (1)	2,283,404,124	163,306,446	(26,313,477)	180,417,144	(1,492,109)	12,779,560	2,612,101,688

As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890
Capital increase		(563,714)	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	(12,467,863)	—
Changes in equity of affiliates	—	—	(4,435,524)	—	—	—	(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	(103,832,123)
Reserve Technical Bulletin No. 72			11,992,130	—	—	—	11,992,130
Price-level restatement of capital	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	63,692,887
Net income for the year	—	—	—	—	—	44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142

As of December 31, 2004 (2)	4,096,527	291,937	(219,930)	348,723	(4,797)	79,490	4,591,950

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2004.
(2)	Restated in thousands of US$ as of December 31, 2004

The accompanying notes are an integral part of these consolidated financial statements

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2004, except as stated)
As of and for the years ended December 31, 2002, 2003 and 2004

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

(ii)	Reclassifications - For purposes of comparison, the following reclassifications were made in the 2002 and 2003 financial statements:

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

2002:
Statement of operations reclassifications

From	Credit	To	Debit
	ThCh$		ThCh$

Other non-operating expenses	(5,535,196)	Interest expense	5,535,196

2003:
Balance sheet reclassifications

From	Debit	To	Credit
	ThCh$		ThCh$

Deferred income tax liabilities long-term	18,172,355	Current deferred income tax assets	(18,172,355)

Statement of operations reclassifications

From	Credit	To	Debit
	ThCh$		ThCh$

Other non-operating income	7,309,555	Operating Income	(7,309,555)
Other non-operating expenses	(2,186,889)	Operating Expenses	2,186,889

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(iii)	The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

	Percentage participation in voting rights as of December 31,

Company	2002	2003		2004

	Total	Total	Direct	Indirect	Total

Chilectra S.A.	98.24	98.24	98.24	—	98.24
Compañía Eléctrica del Río Maipo S.A. (2)	98.74	—	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	99.99	0.01	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	0.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	99.93	0.07	100.00
Endesa Chile S.A. (4)	59.98	59.98	59.98	—	59.98
Elesur S.A. (4)	—	—	100.00	—	100.00
Enersis de Argentina S.A. (3)	100.00	—	—	—	—
Enersis Internacional Ltda.	100.00	100.00	100.00	—	100.00
Inversiones Distrilima S.A.	55.68	55.68	15.93	39.75	55.68
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.09	16.02	49.07	65.09
Luz de Bogotá S.A. (5)	44.66	44.66	—	—	—
Codensa S.A. (5)	—	—	12.47	9.19	21.66
Cerj	61.95	71.81	35.13	45.29	80.41
Investluz (1)	48.41	52.00	15.61	39.52	55.13
Enersis Energía de Colombia S.A. (3)	100.00	—	—	—	—

(1)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce. The Company obtained shareholder agreements dated June 25, 1999, from Endesa International, the majority shareholder of these companies, giving the Company the right to elect a majority of the Board of Directors. The Superintendency of Securities and Insurance was notified on June 28, 1999.

(2)	On April 30, 2003, Compañía Eléctrica del Río Maipo S.A. was sold to Compañía General de Electricidad Industrial S.A. and, as a result, that company ceased to be reflected in our consolidation from January 1, 2003 and was treated as an equity - method investee until its sale.

(3)	Enersis de Argentina S.A. and Enersis Energía de Colombia S.A. have been dissolved during 2003.

(4)	On May 27, 2004, 99.9989% of Elesur S.A. was purchased, therefore, as from that date it is consolidated into Enersis S.A. financial statements.

(5)	On July 9, 2004 the subsidiary Luz de Bogotá S.A., which had investment in Codensa, was liquidated. As a result of the liquidation, the Enersis and Chilectra agencies that owned Luz de Bogotá S.A. shares have direct investment in Codensa S.A.

Codensa S.A. is consolidated because of the majority presence on the board of directors, obtained through the shareholders’ agreement of January 27, 2004, between Endesa Internacional and subsidiaries of Enersis S.A.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(iv)	Consolidated subsidiaries of Endesa Chile S.A. area detailed as follows:
Company name	Percentage participation in voting
	rights as of December 31,

	2002	2003	2004

	Total	Total	Direct	Indirect	Total
	%	%	%	%	%

Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	96.39	1.25	97.64
Pehuenche S.A.	92.65	92.65	92.95	—	92.95
Endesa Argentina S.A. (5)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	94.99	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A. (1)	60.00	—	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	65.19	—	65.19	65.19
Central Costanera S.A.	51.93	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (1)	100.00	—	—	—	—
Inecsa 2000 S.A. (1)	97.32	—	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (1)	99.95	—	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	0.44	85.18	85.62
Endesa de Colombia S.A. (4)	100.00	100.00	—	—	—
Lajas Inversora S.A.	100.00	100.00	100.00	—	100.00
Centrais Electricas Cachoeira Dourada S.A.	99.59	99.61	—	99.61	99.61
Capital de Energía S.A.	50.90	50.90	0.05	50.95	51.00
Emgesa S.A (2)	48.48	48.48	—	51.32	51.32
Edegel S.A.	63.56	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (3)	100.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	100.00	—	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.91	0.09	100.00
Ingendesa Do Brasil Limitada	100.00	100.00	—	100.00	100.00

(1)	On June 23, 2003 Infraestructura 2000 Holding and its consolidated subsidiaries was sold, and a result, these companies ceased to be consolidated in our financial statements Chile-from January 1, 2003 and were treated as equity - method investees until their sale. On June 23, 2003 these companies were sold as part of the sale of Infraestructura 2000.
(2)	Endesa-Chile exercises control over this company under an agreement with other shareholders.
(3)	Endesa-Chile directly owns all A shares, which compose 50% of share capital of this company. Only shares A have voting rights - other shareholders do not have voting rights.
(4)	Endesa de Colombia S.A., which held 8.91% of Central Hidroeléctrica Betania S.A. was liquidated on December 17, 2004. As a result of this transaction Endesa-Chile (Individual legal entity) and Compañía Eléctrica Conosur S.A., who owned shares of Endesa de Colombia S.A., acquired additional participation in Central Hidroeléctrica Betania S.A.
(5)	On November 17, 2004, Endesa Chile sold 492,920 shares (2% of its participation) of this company to Enigesa S.A.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The participation in voting rights is equal to economic participation in all subsidiaries except for those presented as follows:

	Percentage of economic
	participation as of December 31,

	2002	2003	2004
	%	%	%

Lajas Inversora S.A.	92.88	92.88	92.88
Centrais Electricas Cachoeira Dourada S.A.	92.51	92.51	92.51
Emgesa S.A.	22.36	22.36	22.36
Edegel S.A.	37.90	37.90	37.90
Capital de Energía S.A.	43.58	43.58	43.68
Compañía Eléctrica San Isidro S.A.	75.00	75.00	75.00
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

Economic participation is calculated taking into account Enersis participation in share capital of its subsidiaries and equity method investees.

b)	Years covered

These financial statements reflect the Company’s financial position as of December 31, 2003 and 2004, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2002, 2003 and 2004.

c)	Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year ended December 31, 2004 was approximately 6.52%.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

	Index	Change over
		Previous
		November 30,

November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,

December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%

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

Ch$

December 31, 2002	16,744.12
December 31, 2003	16,920.00
December 31, 2004	17,317.05

Comparative financial statements

For comparative purposes, the 2002 and 2003 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos of December 31, 2004, purchasing power.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2004 of Ch$557.4 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

d)	Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

Currency	Symbol used	2002	2003	2004

		Ch$	Ch$	Ch$

United States dollar	US$	718.61	593.80	557.40
British pound sterling		£1,152.91	1,056.21	1,073.37
Colombian peso	$Col	0.25	0.21	0.23
New Peruvian sol	Soles	204.73	171.62	169.84
Brazilian real	Rs	203.57	205.52	209.99
Japanese yen		¥6.07	5.55	5.41
Euro		€752.55	744.95	760.13
Pool Unit (IBRD)(1)	UP	9,089,158.76	8,408,776.27	7,874,799.07
Unidad de Fomento (UF)	UF	16,744.12	16,920.00	17,317.05
Unit of Account (IDB) (1)	UC	1,093.75	970.23	899.42
Argentine peso	$Arg	219.09	200.61	187.65

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.

e)	Time deposits and marketable securities

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

The estimates for the allowance for doubtful accounts have been made considering the aging and nature of the accounts receivables. Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The allowance for doubtful accounts amounted ThCh$119,415,603, ThCh$106,994,829 and ThCh$104,345,783 for the years ended December 31, 2002, 2003 and 2004, respectively. In addition, the total sum owed by companies that have gone into bankruptcy amounting to ThCh$908,570 in 2004, ThCh$842,006 in 2003 and ThCh$732,704 in 2002, is included in the bad debt allowance estimation.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

g)	Inventories

Inventory of materials in transit, and operation and maintenance materials on hand, are valued at the lower of price-level restated cost or net realizable value.

The cost of real estate projects under development, included in inventory, include the cost of land, demolition, urbanizing, payments to contractors and other direct costs.

The costs and revenues of construction in progress are accounted for under the completed contract method in accordance with Technical Bulletin No. 39 of the Chilean Association of Accountants and are included in current assets as their realization is expected in the short-term.

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

i)	Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.

The table below provides the useful life range for our most significant fixed assets classes.

Table	Useful life in years

Distribution and transmission lines network	20 – 50
Substations	20 – 40
Public lighting	20 – 50
Generator and turbines	20 – 40
Combined cycle	20 – 40

j)	Leased assets

The leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property, plant and equipment, recognizing the total obligation and the unrecorded interest. Said assets do not legally belong to the Company, for which reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

Investments in related companies over which the Company has significant influence are included in Other assets and are recorded using the equity method. Accordingly, the Company’s proportional share in net income (or loss) of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

In accordance with Chilean GAAP, the Company has evaluated the recoverability of its foreign investments as required by Technical Bulletins No. 33 of the Chilean Association of Accountants. The Company has not identified impairments in the net book values of its investments.

m)	Intangibles, other than goodwill

Intangibles, other than goodwill, correspond mainly to easements, adjustments to carrying value for assets contributed by the state of Chile upon incorporation of the Company, and rights for the use of telephone lines and are amortized in accordance with Technical Bulletin No.55 of the Chilean Association of Accountants.

n)	Severance indemnities

The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 6.5% (9.5% in 2003 and 2002) and assuming an average employment span which varies based upon years of service with the Company.

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

The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services, sale of materials and sale of real estate.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

p)	Cost of sales and Administrative and selling expenses

The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets’ depreciation, amortization, and maintenance and operation cost. The purchase of power amounted to ThCh$756,477,638, ThCh$748,236,474 and ThCh$888,503,807 for the years ended December 31, 2002, 2003 and 2004. The administrative and selling expense line item includes: general and administrative, materials and office supplies, overhead salaries, bad debt expense, non-productive assets’ amortization and depreciation.

q)	Income tax and deferred income taxes

At December 31, 2002, 2003 and 2004, the Company recorded current tax expense according to the tax laws and regulations in each country of ThCh$77,736,155, ThCh$103,272,006 and ThCh$90,711,798, respectively and, additionally, it recorded in the year’s income a deferred tax benefit of ThCh$9,392,071 in 2002, a deferred tax benefit of ThCh$60,662,022 in 2003 and deferred tax expense of ThCh$46,529,409 in 2004. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.

r)	Accrued vacation expense

In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expense is recorded on an accrual basis.

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

As of December 31, 2003 and 2004 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, to hedge against mainly foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. Forward foreign exchange contracts gains and losses are recorded at estimated fair value with certain gains and losses deferred as assets or liabilities until settlement if the instrument qualifies as a hedge which are included in earnings as “Other non-operating income and expense”.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

v)	Goodwill and negative goodwill

Goodwill and negative goodwill are determined according to Circular No.368 of the SVS. Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, not to exceed 20 years.

As of December 31, 2002, 2003 and 2004 the Company evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad and under the guidance of Technical Bulletin No.56 of the Chilean Association of Accountants, under IAS 36 “Impairment of Assets Value”, an impairment of goodwill and negative goodwill was recorded.

At December 31, 2002, and as a result of the recoverability analysis specified in the previous paragraph, the Company wrote off all of the goodwill and negative goodwill recorded for investments in Argentina and Brazil, since expected cash flows from our subsidiaries in those countries did not support the recoverability of the goodwill and negative goodwill recorded. Effects in 2002 were a net charge to income of ThCh$244,768,877, net of minority interest which was included in the income statement under the amortization of negative goodwill.

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

Costs incurred by the Company in research and development relate mainly to water-level studies, hydroelectric research, and seismic-activity surveys which are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized. During the years ended December 31, 2002, 2003 and 2004 no such costs was incurred.

aa)	Cost of share issue

Costs incurred to date associated with issuing and placing shares are recorded according to the provisions of Circular No. 1370 of 1998 of the Superintendency of Securities and Insurance. The amounts are deducted from the share premium account. A breakdown of the costs is shown in Note 27.

ab)	Litigation and other legal action

As of December 31, 2004, the Company has established accruals for probable losses in the aggregate amount of ThCh$66,544,240 (US$119,383,279), including accruals Endesa-Chile has established in the amount of ThCh$17,199,250 (US$30,856,208). See Note 30 for detail of claims to which such accruals relate to.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 3.  Change in Accounting Principles

There were no changes in accounting principles during the year ended December 31, 2002, 2003 and 2004 that would affect the comparison with the prior year financial statements.

•

As of January 1, 2004, the Superintendency of Securities and Insurance, through Circular Letter 1697, has made effective the adoption of Technical Bulletin 72 on Business Combinations issued by the Chilean Association of Accountants. These regulations have been applied by the Company and pertain to the nature of permanent investments and financial statement consolidation.

•

Regarding indemnity for years of service, the Company modified the discount rate from 9.5% in 2003 to 6.5% in 2004 and its workers’ estimated service lives, which are the assumptions used to assess the said liabilities. These changes resulted in the acknowledgment of a larger net charge of ThCh$22,060 to income during the current year.

In addition, in the provision for post-retirement benefits, the discount rate was also modified from 9.5% in 2003 to 6.5% in 2004, which resulted in a charge to income of ThCh$3,411,293.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 4.	Time Deposits

Time deposits as of each year end are as follows:

	2003		2004		As of December 31,

Financial Institution	Annual	Scheduled	Annual	Scheduled	2003	2004
	Rate %	Maturity	Rate %	Maturity	ThCh$	ThCh$

AVvillas	—	—	8.85%	01-02-05	—	11,150,382
Bancafe	—	—	7.79%	02-01-05	—	10,456,693
Banco Bilbao Vizcaya	0.97%	05-01-04	2.41%	02-01-05	70,181,356	87,359,136
Banco Colpatria	9.35%	02-01-04	8.15%	02-01-05	8,665,882	18,833,799
Banco Continental	1.48%	06-01-04	2.35%	02-01-05	2,157,070	3,974,531
Banco Crédito	—	—	5.43%	02-01-05	—	6,651,891
Banco de Bogotá	10.50%	02-02-04	2.18%	15-03-05	207,091	16,649,142
Banco de Chile	—	—	1.85%	02-01-05	—	3,605,027
Banco de Chile N.Y.	—	—	1.85%	02-01-05	—	2,669,945
Banco de Occidente	—	—	1.80%	01-01-05	—	4,376,923
Banco do Brasil	1.37%	02-01-04	3.06%	02-01-05	3,555,810	969,133
Banco do Estado do Ceará	1.37%	02-01-04	1.47%	04-01-05	3,095,085	2,033,720
Banco Frances	2.50%	20-01-04	4.32%	05-01-05	285,784	544,812
Banco Holandes	3.75%	28-01-04			207,022	—
Banco Itau	1.44%	02-01-04	1.46%	04-01-05	6,394	89
Banco Interbank	0.70%	02-01-04			1,334,459	—
Banco Lloyds	—	—	8.53%	03-01-05	—	4,198,449
Banco Nationale de Paris	1.44%	02-01-04	2.16%	04-01-05	414,916	3,971,546
Banco Pactual	1.39%	15-01-04			2,765,456	—
Banco Real	0.00%	—	0.99%	11-01-05	389,437	82,545
Banco Rio de la Plata	1.59%	28-01-04	3.54%	15-01-05	2,542,817	2,572,288
Banco Safra	16.03%	02-01-04			2,726,310	—
Banco Santander	1.51%	02-01-04	6.33%	02-01-05	5,652,277	14,317,288
Banco Santander Santiago	—	—	1.20%	02-01-05	—	91,074
Banco Santos	1.39%	15-01-04			883,503	—
Banco Sudameris	—	—	8.54%	03-01-05	—	3,638,640
Banco Tequendama	8.50%	02-01-04	9.22%	03-01-05	770,608	4,409,737
Banco Unión	9.75%	01-03-04	8.87%	01-02-05	10,569,470	2,133,337
Banco Votorantim	1.39%	15-01-04	1.47%	04-01-05	1,006,218	3,760,980
Bancolombia	1.00%	05-01-04	2.39%	02-01-05	1,278,155	38,144,067
Bank Boston	0.80%	02-01-04	2.95%	02-01-05	451,474	456,676
Bank of America	0.56%	05-01-04	1.63%	02-01-05	16,855,765	8,189,878
Bradesco	1.38%	15-01-04	7.07%	02-01-05	877,332	3,411,044
BTM	0.60%	02-01-04			668,294	—
CDT	—	—	7.90%	02-01-05	—	806,955
Citibank N.Y.	0.53%	05-01-04	2.93%	02-01-05	44,702,765	75,880,376
Citiliquit	0.95%	02-01-04	6.22%	03-01-05	3,154,884	435,601
Corficol S.A.	9.66%	02-01-04			7,098,131	—
Corficolombiana	—	—	9.03%	15-03-05	—	8,325,719
Corfinsura	1.41%	02-01-04	4.22%	02-01-05	2,018,080	25,566,873
Corfivalle	1.70%	02-01-04	8.38%	02-01-05	4,626,408	13,251,647
Corporacion las Villas	9.95%	01-03-04			942,035	—
Encargo Fiduciario Banco Santander	6.51%	02-01-04	9.00%	02-01-05	515,610	1,566,442
FAM Fondo Ganadero	—	—	8.43%	02-01-05	—	1,442,306
Fiduciaria Banco de Bogotá	—	—	5.74%	03-01-05	—	153
Fiduciaria Banco Colpatria	7.71%	02-01-04	6.73%	03-01-05	1,689	187
Fiduciaria Bancolombia	7.37%	02-01-04	6.61%	03-01-05	5,448,016	49
Fiduciaria Helm Trust	—	—	6.74%	03-01-05	—	70
Fiducolombia	8.14%	02-01-04	7.17%	02-01-05	1,123,055	4,116,116
Fiduoccidente	—	—	6.52%	03-01-05	—	81
Fiduvalle	7.08%	02-01-04	7.44%	02-01-05	1,765,894	8,285,231
Granahorrar	8.90%	02-01-04	—	—	826,413	—
HSBC - Bamerindus	1.39%	15-01-04	1.50%	02-01-05	18,503,537	3,770,473
Interbolsa S.A	9.68%	02-01-04	7.98%	02-01-05	10,536,885	6,436,913
Merril lynch	0.60%	05-01-04	2.08%	02-01-05	6,143,374	4,231,326
Panamericano	—	—	18.65%	01-01-05	—	107,475
Porvenir	3.22%	02-01-04	2.24%	02-01-05	15,279,260	439,323
Pruential Securiti	0.20%	30-01-04			1,055,017	—
Serfinco	8.05%	02-01-04	7.15%	02-01-05	90,591	80,741
Ford Motor	—	—	2.26%	02-01-05	—	5,590,056
Suvalor	9.10%	02-01-04	8.16%	02-01-05	1,275,652	29,273,086
Otros	0.00%	02-01-04	1.45%	04-01-05	5,690	2,483,888

Total					262,660,971	450,743,859

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 5.	Accounts, Notes and Other Receivables

(a)	Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,

	Under 90 days		91 days to 1 year		Sub total	Current		Long term

Account	2003	2004	2003	2004	2004	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable	509,056,859	540,343,007	63,603,984	80,151,615	620,494,622	572,660,843	528,740,129	—	—
Allowance for doubtful accounts	(33,854,656)	(32,358,593)	(59,956,562)	(59,395,900)	(91,754,493)	(93,811,218)

Notes receivables	8,180,871	2,865,834	1,181,130	696,361	3,562,195	9,362,001	2,828,014	—	—
Allowance for doubtful accounts	(119,253)	(131,782)	(671,056)	(602,399)	(734,181)	(790,309)

Other receivables	53,789,172	60,662,368	51,543,183	12,152,586	72,814,954	105,332,355	63,814,202	134,743,490	128,766,346
Allowance for doubtful accounts	(2,848,919)	(1,386,054)	(5,934,313)	(7,614,698)	(9,000,752)	(8,783,232)		(3,610,070)	(2,856,257)

Total						583,970,440	595,382,345	131,133,420	125,910,089

(b)	Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,

Country	2003		2004

	ThCh$	%	ThCh$	%
Chile	174,001,542	24.33%	155,832,458	21.60%
Perú	46,424,406	6.49%	51,255,755	7.11%
Argentina	48,160,770	6.73%	58,060,262	8.05%
Colombia	113,317,251	15.85%	128,009,533	17.75%
Brazil	332,896,968	46.55%	323,506,255	44.85%
Panamá	302,923	0.04%	4,628,171	0.64%

Total	715,103,860	100.00%	721,292,434	100.00%

(c)	Changes in provision for accounts receivables are as follows:

	Year ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Balance at beginning of period	151,536,928	119,415,603	106,994,929
Additions charged to costs and expenses	19,461,473	37,639,977	16,262,434
Deductions	(50,240,068)	(46,785,486)	(20,647,225)
Other	(1,342,730)	(3,275,265)	1,735,645

Balance at end of period	119,415,603	106,994,829	104,345,783

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d)	Amounts of unbilled energy sold are as follows:

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
Unbilled energy sold	147,434,219	160,391,143	177,603,778

Note 6.	Transactions with Related Companies

The balances of accounts receivable and payable with related companies are as follows at December 31, 2003 and 2004:

(a)	Notes and accounts receivable due from related companies:

	As of December 31,

	Short-term		Long-term

Company	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	592,954	—	—	—
Atacama Finance Co.	1,952,594	106,087,173	131,389,523	—
CGTF Fortaleza	148,215	34,419	—	—
Cía. Interconexión Energética S.A.	2,736,733	1,687,332	159,325	38
Com. de Energía del Mercosur S.A.	5,185,378	3,311,018	—	—
Consorcio Energetico Punta Cana-Macao	962	—	—	—
Distrilec Inversora S.A.	6,146	—	—	—
Elesur S.A.	27,996	—	—	—
Empresa Eléctrica de Bogotá S.A.	35,294	—	—	—
Empresa Eléctrica Piura S.A.	33,242	52,796	—	—
Endesa España	—	543,797	—	—
Endesa Internacional S.A.	1,311,402	352,336	173,476	122,111
Etevensa	96,106	63,562	—	—
Fundación Endesa	38,885	58,960	—	—
Consorcio Ingendesa - Minmetal Ltda.	—	15,715	—	30,000
Gas Atacama Generación Ltda.	30,592	27,967	—	—
Gasoducto Atacama Chile	126,609	193,193	—	—
Gasoducto Tal Tal Ltda.	—	75,087	—	—
Gas Atacama S.A.	2,681,081	—	—	—
Sociedad Consorcio Ara Ltda.	—	13,425	—	—
Consorcio Ara-Ingendesa Ltda.	463,413	201,639	—	—
Inversiones Electricas Quillota S.A.	2,050	2,000	—	—
Sacme	90,728	82,739	—	—
Smartcom S.A.	1,610,360	1,273,859	—	—
Soc. de Inv. Chispa Uno S.A.	2,023	—	—	—
Transmisora Eléctrica de Quillota Ltda.	313,865	308,746	609,105	304,097

Total	17,486,628	114,385,763	132,331,429	456,246

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Notes and accounts payable due to related companies:

	As of December 31,

	Short-term		Long-term

Company	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$
Aguas Santiago Poniente S.A.	6	—	—	—
Cía. Interconexión Energética S.A.	21,464,496	8,864,648	—	—
Cía. de Transmisión del Mercosur S.A.	1,033,586	178,592	—	—
CGTF Fortaleza	3,274,017	14,436,127	—	—
Com. de Energía del Mercosur S.A.	584,044	239,536	—	—
Electrogas S.A.	199,325	207,713	—	—
Elesur S.A.	136,489	—	—	—
Empresa Eléctrica de Bogotá S.A.	2,930,452	—	86,428	—
Empresa Eléctrica Piura S.A.	394,992	476,526	—	—
Endesa Internacional S.A.	1,230,151	56,725,083	—	—
Endesa Servicios	98,284	—	—	—
Sacme	115,123	107,332	—	—
Smartcom S.A.	32,644	247,699	—	—
Transmisora Eléctrica de Quillota Ltda.	23,391	25,419	—	—

Total	31,517,000	81,508,675	86,428	—

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2002	2003	2004

Company	Relationship	Nature of transaction	Income	Income	Income
			(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$

Aguas Santiago Poniente S.A.	Affiliate	Interest	73,252	22,681	—
		Services	33,191	15,538	—
Atacama Finance Co.	Affiliate	Interest	6,894,616	5,678,768	6,406,649
		Monetary correction	5,164,539	1,781,235	2,982,447
		Exchange difference	11,499,197	(29,716,443)	(10,276,468)
CGTF Fortaleza	Affiliate	Services	490,521	1,172,958	327,731
		Purchase of energy	(22,398)	(3,205,624)	(86,270,164)
Cía. Interconexión Energética S.A.	Affiliate	Sale of energy	27,942,425	21,942,261	19,198,528
		Purchase of energy	—	(51,820,568)	(54,004,303)
		Interest	—	68,202	7,961
		Services	282,526	56,239	63,218
		Exchange difference	(3,647)	—	—
Consorcio ARA-Ingendesa	Affiliate	Services	—	2,129,021	2,572,199
Consorcio Ingendesa Minmetal Ltda.	Affiliate	Services	—	—	61,141
Com. de Energía del Mercosur S.A.	Affiliate	Sale of energy	19,827,998	20,487,600	19,487,819
		Purchase of energy	(2,027,240)	(2,178,949)	(743,739)
		Interest	(64,723)	—	—
		Services	76,459	18,812	18,266
Com. Transmisión del Mercosur S.A.	Affiliate	Purchase of energy	(1,446,965)	(2,109,564)	(2,166,614)
Empresa Eléctrica de Bogotá S.A.	Affiliate	Exchange difference	—	(2,202,686)	—
Elesur S.A.	Parent company	Interest	(44,938,992)	(9,499,614)	—
		Monetary correction	(30,107,849)	(16,067,616)	—
		Services	16,480	36,638	—
Empresa Eléctrica Piura S.A.	Member of Controling Group	Sale of energy	1,508,755	500,996	125,823
		Purchase of energy	(9,958,740)	(4,914,658)	(4,762,242)
		Services	182,115	98,805	125,122
Electrogas S.A.	Affiliate	Services	(3,083,701)	(2,681,022)	(2,674,409)
Endesa España	Parent company	Exchange difference	—	—	(27,935)
Endesa Internacional S.A.	Parent company	Services	189,157	130,312	71,854
		Interest	(1,062,719)	(193,724)	(141,997)
Endesa Servicios	Member of Controling Group	Services	—	(125,814)	—
Empresa Propietaria de la Red	Affiliate	Services	359,226	153,139	—
Etevensa	Member of Controling Group	Sale of energy	5,960,842	2,269,437	1,520,132
		Services	159,032	131,248	637,234
Fundación Endesa	Member of Controling Group	Services	—	—	34,937
Gasoducto Atacama Generación Ltda.	Affiliate	Services	606,530	80,661	1,727
Gas Atacama S.A.	Affiliate	Exchange difference	—	—	(127,613)
Gasoducto Tal Tal Ltda.	Affiliate	Services	(41,921)	—	—
Ingendesa do Brasil	Member of Controling Group	Services	—	(25,564)	—
Ingendesa Argentina	Member of Controling Group	Services	—	—	7,262
Sacme	Affiliate	Services	(377,241)	(316,289)	(334,279)
Smartcom S.A.	Member of Controling Group	Services	3,527,399	3,853,485	3,721,375
		Interest	—	—	32,300
Soc. de Inv. Chispa Uno S.A.	Affiliate	Services	8,729	8,731	2,911
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	149,128	109,927	81,104
		Monetary correction	45,545	25,351	57,305
		Services	5,245	131,501	85,307

			(8,133,229)	(64,154,589)	(103,899,411)

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same year and settlement in line with cash flows.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Detail of the long-term payables / receivables is as follows:

	Type	Due Date	Capital in	Currency	Interestrate
			original
Company			currency

Transmisora Eléctrica de Quillota Ltda.	Account receivables	2006	35,389.57	U.F.	9.00%

Note 7.  Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$4,495,259, ThCh$2,750,729 and ThCh$3,017,626 as of December 31, 2002, 2003 and 2004, respectively:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Real estate under development	16,561,003	15,702,906
Materials in transit	138,683	188,414
Operation and maintenance material	22,602,565	25,375,082
Fuel	6,113,564	9,714,913
Others	84	—

Total	45,415,899	50,981,315

Note 8.  Deferred Income Taxes

a)	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Income tax provision - current	49,036,057	54,418,780
Recoverable tax credits	(62,818,496)	(97,637,872)

Total	(13,782,439)	(43,219,092)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)	Tax loss carryforwards

As of December 31, 2003 and 2004, the Company and its subsidiaries had tax loss carryforwards of ThCh$604,571,569 and ThCh$288,057,204 respectively as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Chile	395,518,395	160,432,617	(1)
Brasil	61,438,744	59,170,648	(1)
Argentina	123,976,976	61,985,287	(2)
Perú	23,637,454	565,320	(3)
Colombia	—	5,903,332	(2)

Total	604,571,569	288,057,204

(1)	Tax losses with an indefinite term
(2)	Tax losses expire in 2007
(3)	Tax losses expire in 2008

c)	The balance of tax retained losses and the related tax credits are as follows:

	Amount of loss	Credit

Year	ThCh$	ThCh$
2002	24,534,334	4,684,048
2003	204,685,253	—
2004	239,949,691	—

d)	The net effect of recording the deferred tax expense (benefit) was ThCh$(9,392,071), ThCh$(60,662,022) and ThCh$46,529,409 during the years ended December 31, 2002, 2003 and 2004, respectively.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

e)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2003 and 2004 as follows:

		As of December 31, 2003				As of December 31, 2004

	Asset		Liability		Asset		Liability

Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	9,441,712	19,715,261	—	—	8,592,885	20,367,584	—	—
Deferred income	1,532,249	5,493,647	—	—	1,093,988	1,376,969	—	—
Vacation accrual	789,056	—	—	—	902,749	—	—	—
Intangibles	73,815	—	12,703	1,540	—	—	—	—
Fixed assets depreciation	150	3,159,481	93,135	364,000,349	—	2,893,469	139,345	386,542,008
Severance indemnities	—	—	—	1,953,906	—	—	—	1,886,652
Other	2,898,399	1,000,934	845,581	5,331,865	925,843	897,198	258,881	3,041,781
Contingencies	8,136,524	46,100,903	—	—	5,733,922	46,244,921	—	—
Bond discount	—	—	112,726	1,789,264	—	—	135,394	1,701,307
Cost of studies	—	—	—	8,180,400	—	—	—	8,107,213
Finance cost	—	—	—	10,904,732	—	—	—	12,982,334
Imputed interest on construction	—	—	—	4,664,007	—	—	—	4,293,140
Deferred charges	1,900,849	2,800,215	1,799,379	2,805,349	3,209,755	—	619,552	3,384,371
Actuarial deficit (Brazil)	—	12,070,233	—	—	—	12,028,415	—	—
Withholdings	—	—	5,864	1,249	—	—	—	—
Obsolescence	291,011	656,893	—	—	295,228	647,679	—	—
Materials used	—	—	—	973,913	—	—	—	895,914
Imputed salaries on construction	—	3,899,439	—	—	—	3,632,328	—	—
Tax losses	30,731,646	100,373,330	—	—	42,778,937	81,877,301	—	—
Provision real state project	—	2,944,849	—	—	—	2,528,523	—	—
Sie2000A project	—	—	—	183,201	—	—	—	277,684
Provision for employee benefits	1,123,988	3,236,528	540	—	1,478,806	2,689,410	—	—
Derivative contracts exchange difference	—	312,837	989,222	—	1,615,743	—	—	—
Operating fees	5,106,050	—	—	—	3,736,278	—	—	—
Energy in measurers	—	—	2,798,986	—	—	—	2,419,644	—
Regulated assets	—	—	2,282,623	13,555,320	—	—	6,785,601	7,873,283
Capitalized expenses	—	—	—	637,484	—	—	—	556,006
Capitalized interest	—	—	—	1,449,633	—	—	—	1,899,692
Complementary account-net	(62,409)	(21,776,753)	(1,630)	(231,934,818)	—	(17,495,723)	—	(215,152,549)
Valuation allowance	—	(2,685,345)	—	—	—	(2,935,126)	—	—

Total	61,963,040	177,302,452	8,939,129	184,497,394	70,364,134	154,752,948	10,358,417	218,288,836

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

f)	Income tax benefit (expense) for the year ended December 31, 2002, 2003 and 2004 is as follows:

		As of December 31,

Item	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Current income tax expense:
Income tax provision	(77,210,695)	(103,270,325)	(91,392,576)
Adjustment for tax expense - prior year	(525,460)	(1,681)	680,778

Deferred tax expense (benefit):
Deferred taxes	25,334,615	52,463,456	(48,266,851)
Benefits for tax losses	5,220,957	29,492,226	16,171,969
Amortization of complementary accounts	(16,047,636)	(21,254,071)	(14,395,636)
Valuation allowance	(131,037)	(39,589)	(38,891)
Other charges or credits	(4,984,828)	—	—

Total	(68,344,084)	(42,609,984)	(137,241,207)

Note 9.  Other Current Assets

Other current assets are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Forwards contracts and swap (1)	11,196,734	81,507
Guaranties and indemnities	2,430,634	208,760
Deferred expenses	6,779,838	2,617,127
Post-retirement benefits	886,918	233,837
Deposits for commitments and guarantees	12,976,213	4,023,170
Bond discount	740,663	926,826
Recoverable - taxes	2,413,745	—
Fair value derivatives contracts	1,206,465	159,867
Reverse repurchase agreements (2)	36,371,190	25,585,039
Others	774,602	2,281,047

Total	75,777,002	36,117,180

(1)	See detail in Note 29.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(2)	The detail of reverse repurchase agreements is as follows:

As of December 31, 2004

	Date					Interest rate
							Current
Code	Start	End	Financial institution	Currency	Document		amount	Nominal	Fair value

						%	ThCh$	ThCh$	ThCh$
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.R.	0.33%	1,717,533	1,717,190	1,717,190
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	202,755	202,710	202,710
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	CERO	0.33%	55,192	55,189	55,189
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	1,744,373	1,743,989	1,743,989
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	801,429	801,289	801,289
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	2,633,534	2,633,052	2,633,052
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	5,029,012	5,027,775	5,027,775
CRV	29-Dec-04	3-Jan-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	1,724,914	1,724,822	1,724,822
CRV	29-Dec-04	3-Jan-05	Valores Security S.A. C.B.	U.F.	BONO	0.37%	683,467	683,315	683,315
VRC	29-Dec-04	3-Jan-05	BBVA Banco BHIF	$	D.P.R.	0.33%	633,722	633,583	633,932
VRC	29-Dec-04	3-Jan-05	Banco Central de Chile	$	CERO	0.33%	8,044	8,043	8,048
VRC	29-Dec-04	3-Jan-05	BBVA Banco BHIF	$	D.P.F.	0.33%	6,554,416	6,552,973	6,556,578
VRC	30-Dec-04	3-Jan-05	Banco Central de Chile	$	CERO	0.12%	2,954	2,954	2,955
VRC	30-Dec-04	3-Jan-05	Scotiabank	$	D.P.F.	0.12%	1,014,928	1,014,887	1,015,049
VRC	30-Dec-04	3-Jan-05	Banco de Chile	$	D.P.F.	0.12%	1,609,100	1,609,036	1,609,294
VRC	30-Dec-04	3-Jan-05	Banco Crédito e Inversiones	$	D.P.F.	0.12%	247,911	247,901	247,941
VRC	30-Dec-04	3-Jan-05	Banco Santander Santiago	$	D.P.F.	0.12%	413,855	413,838	413,904
VRC	30-Dec-04	3-Jan-05	BBVA Banco BHIF	$	D.P.F.	0.12%	70,887	70,885	70,895
VRC	30-Dec-04	6-Jan-05	Banco Central de Chile	$	B.C.D.	0.09%	437,013	437,000	437,092

				Total			25,585,039	25,580,431	25,585,019

As of December 31, 2003

	Date
						Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value

						%	ThCh$	ThCh$	ThCh$
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	Bono	0.27%	42,724	42,693	42,724
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.27%	3,841	3,838	3,841
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	421,456	421,153	421,456
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	206,237	206,089	206,237
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	4,741,262	4,737,850	4,741,262
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.27%	14,196,210	14,185,996	14,196,210
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.27%	615,915	615,473	615,915
CRV	23-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$ .	D.P.R	0.27%	287,115	286,909	287,115
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	Bono	0.26%	56,495	56,490	56,495
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.26%	3,536	3,536	3,536
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	1,321,736	1,321,622	1,321,736
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	942,221	942,140	942,221
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	934,593	934,512	934,593
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	356,103	356,073	356,103
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	1,415,315	1,415,192	1,415,315
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.26%	827,627	827,555	827,627
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	212,450	212,431	212,450
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	109,303	109,293	109,303
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.R.	0.26%	1,434,904	1,434,779	1,434,904
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	P.D.B.C.	0.26%	313,921	313,894	313,921
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	CERO	0.20%	2,282	2,282	2,282
CRV	30-Dec-03	5-Jan-04	BBVA C. Bolsa BHIF S.A.	$	D.P.F.	0.20%	276,947	276,928	276,947
CRV	30-Dec-03	5-Jan-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	412,299	412,265	412,299
CRV	30-Dec-03	5-Jan-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	4,546,358	4,545,979	4,546,358
CRV	30-Dec-03	5-Jan-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	313,226	313,199	313,226
CRV	30-Dec-03	5-Jan-04	BCI C. Bolsa S.A.	$	L.H.	0.25%	19,404	19,402	19,404
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	L.H.	0.27%	21,198	21,196	21,198
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	405,915	405,878	405,915
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	180,590	180,574	180,590
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	1,120,153	1,120,051	1,120,153
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	D.P.R.	0.27%	612,374	612,321	612,374
CRV	30-Dec-03	2-Jan-04	Bancoestado S.A. C.B.	$	D.P.F.	0.27%	17,480	17,480	17,480

				Total			36,371,190	36,355,073	36,371,190

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 10.	Property, Plant and Equipment

The composition of property, plant and equipment is as follows:
	As of December 31,
			Useful life
	2003	2004	range

	ThCh$	ThCh$	Years
Land	118,340,129	122,606,995	—

Buildings and infrastructure	5,863,335,494	5,643,213,439	20-40
Distribution and transmission lines and public lighting	4,481,745,419	4,284,173,352	20-50
Less: third party contributions	(39,796,311)	(62,401,125)	20-50

Sub-total	10,305,284,602	9,864,985,666

Machinery and equipment	1,806,292,572	1,721,120,263	4-20

Work in progress	162,981,726	180,102,817	—
Construction materials	52,718,519	44,425,890	4-10
Leased assets (1)	630,715	28,302,652	4-10
Furniture and fixtures, tools, and computing equipment	78,199,053	84,235,650	4-10
Vehicles	14,053,161	11,609,898	4-10
Equipment in transit	6,354,622	5,976,374	4-10
Other assets	41,854,140	44,056,038	4-10

Sub-total	356,791,936	398,709,319

Technical appraisal
Buildings and infrastructure	515,562,792	474,816,497	20-50
Machinery and equipment	119,176,041	109,165,816	4-20
Other assets	219,178	200,725	4-10

Total technical appraisal	634,958,011	584,183,038

Total property plant and equipment	13,221,667,250	12,691,605,281

Accumulated depreciation at beginning of year
Buildings and infrastructure	(3,751,141,037)	(3,822,180,291)
Machinery and equipment	(582,125,634)	(609,407,810)
Other assets	(45,503,524)	(48,287,346)

Accumulated depreciation at beginning of year	(4,378,770,195)	(4,479,875,447)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(89,603,788)	(96,979,993)
Machinery and equipment	(47,872,874)	(50,160,670)
Other assets	(324,851)	(276,063)

Total accumulated depreciation at beginning of year technical appraisal	(137,801,513)	(147,416,726)

Depreciation of the year	(406,326,019)	(379,491,166)

Total accumulated depreciation at end of year	(4,922,897,727)	(5,006,783,339)

Total property, plant and equipment, net	8,298,769,523	7,684,821,942

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Depreciation expense of the three years ended December 31, 2004 has been allocated as follows:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Cost of sales	455,409,782	392,468,621	365,465,613
Administrative and selling expenses	15,081,459	13,857,398	14,025,553

Total	470,491,241	406,326,019	379,491,166

(1)	Corresponds to a contract for power transmission lines and installations (Ralco-Charrúa 2X220 KV) between Empresa Nacional de Electricidad S.A. and Huepil S.A. The said contract has a 20-year validity and earns interest at a 6.5% annual rate.

As of December 31, 2004 the total leasing obligation amount to M$24,384,379, which respective parts are presented in other current liabilities and other long – term liabilities.

The Company and its foreign subsidiaries have insurance contracts that include blanket, earthquake, and machinery failure policies up to a MUS$100,000 limit. This coverage includes losses due to business interruption. Premiums prepaid associated with these policies are recorded in prepaid expenses and charged to income over the life of the policy.

At December 31, 2003 and 2004 Enersis S.A. and its local subsidiaries have carried out an analysis of the book values of their property, plant and equipment and of the companies in which it has invested abroad. The analysis consisted of evaluating both the recoverability of property, plant and equipment of these companies, and the recorded goodwill and negative goodwill, in accordance with accounting principles generally accepted in Chile.

The property, plant and equipment recoverability analysis, as explained in Note 2h, was carried out considering that when there is evidence that the company’s operations do not have sufficient earnings to recover all costs, including the depreciation of property, plant and equipment taken as a whole, and when the book value of said assets exceeds its realization value, these values must be written down to recoverable amounts, charging non operating income.

The results of this analysis determined that no adjustments affecting the Company and its Subsidiaries’ book values of property, plant and equipment were required.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 11.	Investment in Related Companies

a)	Investments in related companies of December 31, 2003 and 2004 are as follows:

	Number	Percentage		Shareholders' equity		Net income
Related Companies	of shares	owned		of investee		of investees		Equity in income			Investment book value

		2003	2004	2003	2004	2003	2004	2002	2003	2004	2003	2004

		(6)	(6)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00%	45.00%	124,924,385	117,397,915	25,378,061	14,321,278	7,485,566	11,420,128	6,444,575	56,215,972	52,829,062
Gas Atacama Generación S.A. (7)	—	0.05%	0.05%	60,740,108	54,312,421	3,340,051	(1,313,660)	(4,962,299)	1,670	(657)	30,370	27,156
Gasoducto Atacama Argentina S.A. (7)	—	0.05%	0.05%	55,910,966	56,562,027	1,512,741	5,358,497	2,470,253	756	2,679	27,956	28,281
Gasoducto Atacama Chile S.A. (7)	—	0.05%	0.05%	52,736,881	59,830,121	5,425,624	11,533,433	3,325,927	2,713	5,767	26,368	29,915
Inversiones Eléctricas Quillota S.A.	608,676	50.00%	50.00%	22,545,505	26,253,719	6,744,947	7,099,149	1,356,310	3,372,471	3,549,575	11,272,753	13,126,860
Inversiones Electrogas S.A.	425	42.50%	42.50%	19,267,163	18,101,389	6,003,335	4,910,202	660,880	2,551,417	2,086,836	8,188,544	7,693,090
Cía. de Energía del Mercosur S.A. (3)	6,305,400	45.00%	45.00%	7,901,478	8,523,313	1,389,582	1,287,102	(1,578,338)	625,312	579,196	3,555,666	3,835,491
Transmisora Eléctrica de Quillota Ltda.	—	50.00%	50.00%	5,527,265	5,764,453	318,087	257,389	130,989	159,044	128,695	2,763,633	2,882,227
Atacama Finance Co. (7)	3,150,000	0.00%	0.00%	—	—	—	—	(137,965)	—	—	—	—
Endesa Market Place (4)	—	0.00%	0.00%	—	—	—	—	(291,179)	—	—	—	—
Sacme	12,000	50.00%	50.00%	88,275	80,420	14,637	(52)	16,070	7,319	(26)	44,138	40,210
Electrogas S.A.	85	0.02%	0.02%	17,699,641	16,662,557	6,115,066	5,029,745	351	1,300	1,069	3,760	3,541
Consorcio ARA- Ingendesa	—	50.00%	50.00%	127,379	533,523	103,294	405,602	58,933	51,648	202,801	63,689	266,762
Sociedad Consorcio Ingendesa Ara Ltda (1)		50.00%	50.00%	—	10,726	—	9,726	—	—	4,863	—	5,363
Consorcio Ingendesa - Minmetal Limited (1)	—	50.00%	50.00%	3,409	82,174	—	80,055	19,583	—	40,028	1,705	41,087
Gas Atacama S.A.	1,147	0.00%	0.00%	169,074,616	167,326,512	395,459	12,487,171	—	4	143	1,940	1,919
Inversiones Gas Atacama Holding Ltda. (7)	—	50.00%	50.00%	169,072,670	167,323,954	(487,299)	12,486,274	—	(243,650)	6,243,137	84,536,335	83,661,977
Central Geradora Termelectrica Fortaleza S.A. (5)	20,246,908	48.82%	48.82%	34,295,929	55,289,063	—	24,287,590	—	—	11,857,202	16,743,272	26,992,121
Ingendesa do Brasil Limitada	—	0.00%	0.00%	—	—	—	—	—	—	—	—	—
Distrilec Inversora S.A.	4,416,141	0.00%	0.00%	8,900	—	8,900	—	—	4,584	—	4,584	—
Aguas Santiago Poniente S.A. (5)	1,031,949	55.00%	55.00%	2,247,406	—	—	—	—	—	—	1,236,073	—

Total								8,555,081	17,954,716	31,145,883	184,716,758	191,465,062

Equity method investee:

(1)	Related companies of subsidiary Ingendesa Ltda.
(2)	Related companies of subsidiary Compañía Eléctrica Cono Sur S.A.
(3)	Related companies of subsidiary Endesa Argentina S.A.
(4)	Company with negative equity in 2003 and 2004.
(5)	These subsidiaries were in the development stage for the years shown and accordingly, were not consolidated under Chilean GAAP.
(6)	The ownership percentage represents the nominal interest held in the related party.
(7)	See Note 11(d).

b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2004, amounted to ThCh$31,146,566 (ThCh$683); ThCh$18,198,366 (ThCh$243,650) in 2003 and ThCh$15,524,861 (ThCh$6,969,781) in 2002.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2002, 2003 and 2004, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2004 the corresponding amounts are as follows:

Company	Country		Reporting
	of origin	Investment	currency	Liability

	ThCh$			ThCh$

Edesur S.A.	Argentina	180,857,743	US$	134,672,035
Companhia de Eletricidade do Río de Janeiro	Brasil	259,065,626	US$	206,558,046
Investluz S.A. (Coelce)	Brasil	27,346,437	US$	14,025,863
Central Hidroeléctrica Betania S.A.	Colombia	332,514,494	US$	254,029,968
Cachoeira Dourada S.A.	Brasil	333,881,589	US$	326,329,745
Edegel S.A.	Perú	165,115,398	US$	97,236,037
Cía. Interconexión Energética S.A.	Brasil	52,829,062	US$	40,240,941
Hidroeléctrica El Chocón S.A.	Argentina	167,982,348	US$	77,797,288
Comercializadora de Energia del Mercosur S.A.	Argentina	3,835,491	US$	2,514,714
Central Costanera S.A.	Argentina	92,936,967	US$	56,035,228

Total		1,616,365,155		1,209,439,865

d)	The investments in related companies made by Enersis S.A. and its affiliates for the years ended December 31, 2003 and 2004, amounted to ThCh$3,061,889 and ThCh$343,959, respectively, which are detailed as follows:

	As of December 31,

Company	2003	2004

	ThCh$	ThCh$
Central Eléctrica Cachoeira Dourada S.A.	25,380	—
Central Costanera S.A.	3,036,509	—
Elesur S.A.	—	343,959

Total	3,061,889	343,959

•	Capital increase in Cerj
On December 10, 2002, the Extraordinary General Shareholders’ Meeting of the Company Cerj agreed to an increase in its authorized capital for an approximate total amount of ThUS$105,000.

On January 6, 2003, the companies Endesa Internacional, Endesa Internacional Energía, Chilectra S.A. assigned 100% of the rights of share subscription of the company Cerj and part of the rights of Luz de Río S.A. to Enersis, for no consideration.

A capital increase was made on January 10, 2003 through the issuance and the subscription of 770,833,333,333 ordinary shares, at a value of R$0.48 by lot of thousand shares totaling the ThUS$100,000 approved by the Meeting and increasing the authorized capital of the Company to ThUS$259,085.

After this capital increase, the percentage of direct and indirect participation held by Enersis S.A. and subsidiaries increased from 61.9521% to 71.8148%.

On December 11, 2003, the Compañía de Electricidade do Rio de Janeiro S.A. shareholders extraordinary assembly was held, which approved a capital stock increase of an approximate value of ThUS$250,000.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The capital stock increase for the Compañía de Electricidade do Rio de Janeiro S.A. was entered into on February 27, 2004, for ThR$710,000 (around ThUS$243,000), at an equivalent of R$0.53 per one thousand share lot (1,000 shares).

The number of shares issued was 1,339,622,641,509 of which the subsidiary Enersis Internacional S.A., through a inter-company debt equity conversion subscribed to a total of 1,339,620,447,234 shares in two stages: 1,335,849,056,604 on February 27, 2004, and 3,771,390,630 on March 24, 2004.

On March 30, 2004, Enersis Internacional S.A. transferred 760,255,861,477 shares to Chilectra S.A. so that the latter could maintain its relative ownership interest in the same proportion as before the increase.

With this operation, Enersis S.A. and its subsidiaries direct and indirect ownership interest percentage increased from 71.8148% to 80.4141% in Compañía de Electricidad de Río de Janeiro S.A.

According to Technical Bulletin 72 of the Chilean Association of Accountants, for this transaction carried out in companies of the same group, a reserve of ThCh$11,992,130 has been recorded in equity (see Note 22 f.)

•	Sale of Río Maipo
The contract between Enersis and Compañía General de Electricidad - Distribución was signed on April 30, 2003 to sell the entire share participation held by Enersis (356.078.645 shares) in the Company Río Maipo.

The disposal of Rio Maipo to Company CGE Distribución was approved by the Board of Directors of Enersis on March 28, 2003, with a bid of US$170 million for the shares held by Enersis which was later ratified at an Extraordinary Shareholders Meeting dated March 31, 2003. The effects of the sale of the shares are detailed in Note 23.

•	Sale of Infraestructura 2000 S.A.
On June 23, 2003, Endesa Chile S.A. sold 330,939,522 shares of the subsidiary Infraestructura 2000 S.A. in the amount of ThCh$40,074,506 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A., in the amount of ThCh$41,151 which amounts represent 100% of its participation in these related Companies (Note 23).

•	Group Reorganization
On December 1, 2003 the firm names of subsidiaries Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada were amended by public deeds and changed to Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and Gas Atacama Generación S.A., respectively.

On December 29, 2003 our subsidiary, Compañía Eléctrica Cono Sur S.A. transferred to our related party GasAtacama S.A. all our shares held in Atacama Finance for US$4,400,000 as part of a reorganization of our natural gas business holding (Note 23)

On December 29, 2003, Compañía Eléctrica Cono Sur S.A. transferred to GasAtacama S.A. its 50% interest in Energex Co. for US$5,000 as part of the above reorganization. (Note 23)

•	Merger of Inmobiliaria Manso de Velasco Limitada and Sociedad Agrícola el Gobernador Limitada, Partners of these Companies agreed by public deed dated December 31, 2003 to a merger by absorption of Inmobiliaria Manso de Velasco into Constructora el Gobernador Ltda., which, for all legal intents and purposes, became the successor, changing its name as of that date to Inmobiliaria Manso de Velasco Limitada. As a result of this merger, the predecessor Inmobiliaria Manso de Velasco Ltda. was dissolved, and its partners received rights in the continuing Company.

•	Dissolution of Investment Vehicles. During 2003, Companys Enersis Energía de Colombia S.A. and Enersis de Argentina S.A. were dissolved.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

•	Incorporation of Companies
On October 1, 2003 Inversiones Gas Atacama Holding Limitada was incorporated by public deed; Inversiones Endesa Norte S.A. contributed ThCh$700,000 in cash and 99.99% of its ownership rights in Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada, which represent 49.95% of all its rights in the aforementioned affiliates, in return of a 50% interest in the Company. The transaction was recognized at historical carrying, values as a reorganization of the group interest in its natural gas business.

•	Purchase of Elesur S.A.
On May 27, 2004, Enersis S.A. purchased 49,207,343 shares with no par value from Endesa International S.A., equivalent to 99.9989% of Elesur S.A. partnership assets. The price agreed upon for the transaction was ThCh$55,551,601. The purchase was made at book value and no goodwill was recognized.

Note 12.	Investments in Other Companies

Investments in other companies at December 31, 2003 and 2004 are as follows:

Company	Number of shares	Percentage owned	As of December 31,

			2003	2004

		%	ThCh$	ThCh$

Electrificadora de la Costa	13,590,296	0.19%	27,137	24,852
Electrificadora del Caribe	85,568,116	0.06%	1,376,666	1,331,547
Autopista del Río Maipo S.A.	25	—	—	—
CDEC-SIC Ltda.	—	23.16%	173,229	213,764
CDEC-SING Ltda.	—	7.69%	103,171	103,171
Club de la Banca y Comercio	1	1.00%	1,994	2,245
Club Empresarial	1	1.00%	6,447	5,486
Cooperativa Eléctrica de Chillán	—	—	13,363	13,363
Emgesa S.A.	1	—	—	—
Edegas	1	1.00%	—	—
Distasa S.A.	1	—	—	—
Empresa Eléctrica de Aysen S.A.	2,516,231	—	2,047,755	2,047,755
Empresa Eléctrica de Bogotá S.A.(1)	9,293,241	7.19%	132,805,731	46,053,558
Financiera Eléctrica Nacional S.A.	4,072	0.10%	111,723	115,694
Inmobiliaria España S.A.	1	—	100	—
Inverandes S.A.	—	—	3,541	—
Menescal Produciones Artisticas	—	—	52,730	52,562
Prod. Cinematográfica	—	—	25,280	25,200
Saelpa	—	—	1,980	1,974
Teleceara	—	—	1,409	1,405
Telebras	—	—	44,548	178

Total			136,796,804	49,992,754

(1)	See Note 14 (1).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 13.	Goodwill

a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2003 and 2004, as follows:

	As of December 31,

	Amortization			Net Balance

	2002	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Central Cachoeira Dourada S.A.	(72,016,694)	—	—	—	—
Central Costanera S.A.	(24,865,737)	—	—	—	—
Chilectra S.A.	(6,464,498)	(6,434,838)	(6,434,768)	103,587,929	97,153,161
Cía. de Eletricidade do Río de Janeiro	(113,229,764)	—	—	—	—
Cía. Eléctrica del Río Maipo S.A.	(594,662)	—	—	—	—
Codensa S.A.	(1,851,025)	(1,514,390)	(637,605)	19,434,925	12,276,827
Coelce S.A.	(221,532,583)	—	—	—	—
Distrilec Inversora S.A.	(12,052,615)	—	—	—	—
Edegel S.A.	(42,466)	(34,742)	(31,818)	480,607	408,325
Edesur S.A.	(9,818,140)	—	—	—	—
Emgesa S.A.	(1,672,379)	(1,368,842)	(1,253,592)	18,933,729	16,086,006
Empresa Eléctrica de Colina S.A.	(191,716)	(191,714)	(191,717)	2,444,373	2,252,656
Empresa Eléctrica Pangue S.A.	(72,149)	(173,156)	(173,156)	3,217,820	3,044,664
Empresa Nacional de Electricidad S.A.	(44,472,560)	(44,472,559)	(44,472,559)	646,704,395	602,231,837
Gasoducto Atacama Chile Ltda.	(4,941)	(4,941)	(4,941)	74,934	69,992
Hidroeléctrica El Chocón S.A.	(10,424,263)	—	—	—	—
Hidroinvest S.A.	(1,428,357)	—	—	—	—
Inversiones Distrilima S.A.	(1,553)	(1,270)	(1,164)	13,976	11,635
Investluz S.A.	(1,133,849)	—	—	—	—
Lajas Inversora S.A.	(1,861,515)	—	—	—	—
Luz de Bogotá S.A.	(461,337)	(362,491)	—	5,014,460	—

Total	(524,192,803)	(54,558,943)	(53,201,320)	799,907,148	733,535,103

b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2003 and 2004 as follows:

	As of December 31,

Company	Amortization			Net Balance

	2002	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Central Cachoeira Dourada S.A.	38,169,361	—	—	—	—
Central Costanera S.A.	—	434,671	2,699,974	(16,952,154)	(12,824,889)
Central Hidroeléctrica Betania S.A.	36,115,750	6,609,649	5,218,912	(14,680,338)	(7,583,899)
Hidroeléctrica El Chocón S.A.	3,740,843	—	—	—	—
Cía. de Eletricidade do Río de Janeiro (*)	16,434,303	35,380,018	—	—	—
Coelce S.A.	9,500,550	—	—	—	—
Edegel S.A.	10,657,031	8,718,901	7,984,811	(44,711,106)	(32,961,832)
Edelnor S.A.	1,288,017	1,053,773	965,050	(1,228,652)	(160,155)
Empresa Eléctrica de Bogotá S.A.	263,785	216,069	197,877	(3,021,314)	(2,569,614)
Inversiones Distrilima S.A.	19,014	26,667	24,423	(491,129)	(425,354)
Elesur S.A.	—	—	—	—	(95,119)
Synapsis Soluciones y Servicios IT Ltda.	15,854	15,855	15,855	(130,805)	(114,952)

Total	116,204,508	52,455,603	17,106,902	(81,215,498)	(56,735,814)

(*)	According to the provisions of Circular 368 of the Superintendency of Securities and Insurance, the Company has amortized higher quarterly installments due to the revaluation of Cerj, caused by the capital increase in January 2003.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 14. Other Assets

Other assets as of each year end are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Bond discount	20,072,691	19,358,573
Bond issuance cost	6,657,377	7,492,349
Forward contracts and swap	4,986,444	—
Deferred expenses	12,879,804	6,612,227
Bank fees and interest expense	29,198,128	15,033,865
Investment fund wholesale electrical market	—	7,338,729
Post-retirement benefits	2,131,172	1,876,825
Security deposits for judicial obligations	29,538,640	35,259,272
Recoverable - taxes	12,761,176	26,075,014
Reimbursable contributions	1,315,207	1,133,706
Investment in Empresa Eléctrica de Bogotá S.A. (1)	—	42,474,437
Regulatory assets	43,067,826	46,558,132
Fair - value derivative contracts	16,669,892	5,556,455
Others	5,847,944	7,534,018

Total	185,126,301	222,303,602

The debt refunding plan was completed in May 2003, which meant incurring expenditures required to obtain the loans, which are amortized over the same term as the debt. Disbursements for this item amounted to ThCh$57,503,327 classified in the statements of cash flow under “Disbursements for Financing” within cash flows for financing activities.

Continuing with the company’s refunding plan, Enersis S.A. and its subsidiary Endesa Chile prepaid US$2,045 million of the last loan obtained in May 2003. These payments were made with funds from sale of assets, capital increases, issuance and placements of bonds and obtaining new loans.

As a result of these pre-payments, accelerated amortization of deferred expenses for ThCh$40,072,596 were made and charged to financial expenses.

(1)	Through a Memorandum of Understanding signed on October 5, 2004, the Corporación Financiera del Valle will stop being shareholder of the Central Hidroeléctrica de Betania S.A. through an asset exchange operation between the Corfivalle Group and the Endesa Group.

This operation will be drafted for attestation during 2005 and 2006, when the mandatory legal processes defined by both parties before the handing over of the corresponding assets ownership are executed.

With this operation, the Endesa Group will hand over to Corfivalle the Betania S.A. power sub-station and 3.81% of the ownership interest in the Empresa de Eléctrica de Bogotá S.A. in exchange for the ownership interest Corfivalle has in the Central Hidroeléctrica de Betania S.A. (14.3% of the company.)

The parties understand that the steps to perfect the above-mentioned Memorandum of Understanding will be gradually executed, and have agreed the economic and political right beneficial interest of the assets that will be exchanged as from January 1, 2004. According to this, the Empresa Eléctrica de Bogotá S.A. 3.81% ownership interest that is subject to this agreement is included under the Others item.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 15.  Due to Banks and Financial Institutions

a)	Short–term debt due to banks and financial institutions:

	Foreign currency

Financial Institution	US$		Euros		Other foreign currency		Ch$		As of December 31,

	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	6,103,990	283,175	—	—	14,053,807	—	—	—	20,157,797	283,175
AV Villas	—	—	—	—	6,673,668	—	—	—	6,673,668	—
Banco Alfa	—	—	—	—	—	4,208,267	—	—	—	4,208,267
Banco ABC Brasil S.A.	—	—	—	—	—	3,637,805	—	—	—	3,637,805
Banco BBM	—	—	—	—	—	4,246,015	—	—	—	4,246,015
Banco Banrisul	—	—	—	—	401,293	—	—	—	401,293	—
Banco Bayerische Landes	701,288	117,725	—	—	—	—	—	—	701,288	117,725
Banco BBVA	—	—	—	—	13,693,038	—	—	—	13,693,038	—
Banco BBVA Bhif	—	—	—	—	—	—	8,045	5	8,045	5
Banco Beal	471,721	—	—	—	—	—	—	—	471,721	—
Banco Continental	—	5,710,588	—	—	21,673,832	13,160,679	—	—	21,673,832	18,871,267
Banco Crédito Perú	—	—	—	—	13,043,218	9,506,572	—	—	13,043,218	9,506,572
Banco Crédito e Inversiones	3	—	—	—	—	—	179	4	182	4
Banco Crédito Nacional	2,496,919	—	—	—	—	—	—	—	2,496,919	—
Banco Credit Swiss First Boston	—	—	—	—	—	3,383,914	—	—	—	3,383,914
Banco Davivienda	—	—	—	—	3,335,822	3,295,130	—	—	3,335,822	3,295,130
Banco de Bogota	—	—	—	—	11,114,034	9,362,360	—	—	11,114,034	9,362,360
Banco de Chile	403,204	31,003	—	—	—	—	6	8,353	403,210	39,356
Banco de Galicia y Buenos Aires	—	607,566	—	—	—	—	—	—	—	607,566
Banco de la Ciudad de Buenos Aires	—	2,021,133	—	—	—	—	—	—	—	2,021,133
Banco de la Nación	—	—	—	—	—	3,131	—	—	—	3,131
Banco de la Provincia de Buenos Aires	—	557,957	—	—	—	—	—	—	—	557,957
Banco de Occidente	—	—	—	—	1,756,857	—	—	—	1,756,857	—
Banco do Brasil	5,380,440	—	—	—	—	—	—	—	5,380,440	—
Banco CR2 de Investimentos	—	—	—	—	—	96,463	—	—	—	96,463
Banco Fibra	—	—	—	—	—	1,508,146	—	—	—	1,508,146
Banco Ganadero	—	8,678,548	—	—	8,971,296	16,580,167	—	—	8,971,296	25,258,715
Banco HBSC	10,177,647	—	—	—	—	—	—	—	10,177,647	—
Banco Hermes	3,372,502	—	—	—	—	—	—	—	3,372,502	—
Banco Itau	15,244,402	8,327,069	—	—	—	—	—	—	15,244,402	8,327,069
Banco Lloyds	8,105,115	1,301,529	—	—	4,507,076	—	—	—	12,612,191	1,301,529
Banco Merrill Lynch	—	755,385	—	—	—	—	—	—	—	755,385
Banco Nacional del Lavoro	2,578,272	—	—	—	—	658,772	—	—	2,578,272	658,772
Banco Nationale de Paris	—	—	—	—	1,487,398	—	—	—	1,487,398	—
Banco Popular	—	—	—	—	4,479,117	—	—	—	4,479,117	—
Banco Real	—	—	—	—	—	46,323	—	—	—	46,323
Banco Río	3,754,355	—	—	—	3,098,757	5,491,496	—	—	6,853,112	5,491,496
Banco Safra	2,068,814	1,865,149	—	—	—	—	—	—	2,068,814	1,865,149
Banco Santander Central Hispano	22,801,231	1,158,976	—	—	10,618,072	10,794,821	—	—	33,419,303	11,953,797
Banco Santander Santiago	2,108,612	466,791	—	—	—	—	2,430,119	2,426,485	4,538,731	2,893,276
Banco Tequendama	—	—	—	—	1,799,483	—	—	—	1,799,483	—
Banco Union	—	—	—	—	1,124,017	—	—	—	1,124,017	—
Banco Wiese Sudameris	—	—	—	—	1,349,131	13,754	—	—	1,349,131	13,754
Bancolombia	—	—	—	—	14,355,121	—	—	—	14,355,121	—
Bank Boston	5,804,448	8,610,036	—	—	17,965,061	3,272,497	—	—	23,769,509	11,882,533
Bank of Tokio – Mitsubishi	16,681,138	—	—	—	—	—	—	—	16,681,138	—
Barings	3,735,924	—	—	—	—	—	—	—	3,735,924	—
Bndes	—	—	—	—	14,430	16,682,218	—	—	14,430	16,682,218
Bnp Paribas	—	—	—	—	—	782	—	—	—	782
Brandesco	9,375,035	—	—	—	—	—	—	—	9,375,035	—
Caixa General de Depósitos	—	—	3,588,066	908,779	—	—	—	—	3,588,066	908,779
Citibank	8,112,588	13,856,057	—	—	17,349,476	9,798,002	—	—	25,462,064	23,654,059
Colpatria	—	—	—	—	4,500,851	—	—	—	4,500,851	—
Compagnie Belge de la Webstlb	—	899,322	—	—	—	—	—	—	—	899,322
Conavi	—	—	—	—	2,911,264	—	—	—	2,911,264	—
Corfinsura	—	—	—	—	2,060,670	—	—	—	2,060,670	—
Deutsche Bank	—	3,982	—	—	—	—	—	—	—	3,982
Electrobras - Brasil	—	—	—	—	5,603	—	—	—	5,603	—
Interbank	—	2,979	—	—	7,401	2,676	—	—	7,401	5,655
JP Morgan	—	20,009	—	—	—	—	—	—	—	20,009
Unibanco	—	—	—	—	2,106,620	17,554,534	—	—	2,106,620	17,554,534

Total	129,477,648	55,274,979	3,588,066	908,779	184,456,413	133,304,524	2,438,349	2,434,847	319,960,476	191,923,129

Total principal	123,003,765	54,539,235	3,408,662	904,198	175,233,592	129,518,291	2,438,160	2,426,483	304,084,179	187,388,207

Weighted average annual interest rate	8.20%	3.91%	5.00%	3.00%	15.93%	10.88%	3.00%	9.00%	10.40%	8.75%

	As of December 31,

	2003	2004

	%	%
Percentage of debt in foreign currency:	99.24%	98.73%
Percentage of debt in local currency:	0.76%	1.27%

Total	100.00%	100.00%

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign currency

	US$		Euros		Yen		Other foreign currency		Ch$		As of December 31

Financial Institution	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	1,805,481	4,730,550	—	—	—	—	—	—	—	—	1,805,481	4,730,550
Bancafe	—	—	—	—	—	—	75,553	1,246,090	—	—	75,553	1,246,090
Banca Intesa S.P.A. London Branch	10,760	—	—	—	—	—	—	—	—	—	10,760	—
Banco Bayerische Landes	345,966	627,273	—	—	—	—	—	—	—	—	345,966	627,273
Banco BBVA	219,234	13,645	—	—	—	—	—	—	—	—	219,234	13,645
Banco Beal	10,148,062	—	—	—	—	—	—	—	—	—	10,148,062	—
Banco Colpatria	—	—	—	—	—	—	50,369	830,726	—	—	50,369	830,726
Banco Corfinsura	—	—	—	—	—	—	201,474	3,322,906	—	—	201,474	3,322,906
Banco Davivienda	—	—	—	—	—	—	163,192	2,492,844	—	—	163,192	2,492,844
Banco de Sabadell	2,139	—	—	—	—	—	—	—	—	—	2,139	—
Banco do Brasil	329,676	278,506	—	—	—	—	1,026,287	1,185,779	—	—	1,355,963	1,464,285
Banco do Estado do Ceará	—	—	—	—	—	—	—	191,660	—	—	—	191,660
Banco do Nordeste do Brasil	—	—	—	—	—	—	46,241	47,975	—	—	46,241	47,975
Banco Español de Crédito	5,364	—	—	—	—	—	2,250	—	—	—	7,614	—
Banco Estado	3,964	—	—	—	—	—	—	—	36,941,310	1,700,403	36,945,274	1,700,403
Banco Europeo de Investimentos	918,901	845,785	—	—	—	—	—	—	—	—	918,901	845,785
Banco HBSC	20,244	—	—	—	—	—	—	—	—	—	20,244	—
Banco Medio Crédito	—	—	—	—	—	—	1,865,846	1,787,795	—	—	1,865,846	1,787,795
Banco Nacionale del Lavoro	—	—	—	—	—	—	—	637,967	—	—	—	637,967
Banco Popular Español	7,536	—	—	—	—	—	—	—	—	—	7,536	—
Banco San Paolo	140,774	—	—	—	—	—	—	—	—	—	140,774	—
Banco Santander Central Hispano	202,374	4,510,617	—	—	—	—	—	—	—	—	202,374	4,510,617
Banco Santander Santiago	83,051	—	—	—	—	—	—	—	—	—	83,051	—
Bancolombia	—	—	—	—	—	—	304,785	3,322,906	—	—	304,785	3,322,906
Banesto	5,220,485	—	—	—	—	—	—	—	—	—	5,220,485	—
Bank Boston	—	—	—	—	13,510,451	—	—	—	—	—	13,510,451	—
Bank of América	47,599,342	15,424,717	—	—	—	—	—	—	—	—	47,599,342	15,424,717
Bank of Tokio – Mitsubishi	6,034,645	5,398,730	126,861	125,395	435,146	412,818	422,655	415,332	—	—	7,019,307	6,352,275
Banque Nationale París	12,057,091	—	—	—	—	—	—	—	—	—	12,057,091	—
Barings Bank	—	1,166,638	—	—	—	—	—	—	—	—	—	1,166,638
Birf	—	—	—	—	—	—	1,144,981	—	—	—	1,144,981	—
Bnp Paribas	—	3,768,571	—	—	—	—	—	—	—	—	—	3,768,571
Bndes	—	—	—	—	—	—	8,451,802	8,933,350	—	—	8,451,802	8,933,350
Caja de Ahorros y Monte de Piedad de Madrid	121,425	13,644	—	—	—	—	—	—	—	—	121,425	13,644
Citibank N.A.	10,509,911	5,685	—	—	—	—	—	—	—	—	10,509,911	5,685
Compagnie Belge de la Webstlb	—	823,604	—	—	—	—	—	—	—	—	—	823,604
Conavi	—	—	—	—	—	—	125,921	2,076,816	—	—	125,921	2,076,816
Credit Lyonnais N.Y.	10,760	—	—	—	—	—	—	—	—	—	10,760	—
Dresner B. Luxemburg	16,859	—	—	—	—	—	—	—	—	—	16,859	—
Deutsche Bank A.G.	57,334	7,959	—	—	—	—	—	—	—	—	57,334	7,959
Export Develop. Corp.	1,872,924	1,757,221	—	—	—	—	—	—	—	—	1,872,924	1,757,221
Granahorrar	—	—	—	—	—	—	75,553	1,246,090	—	—	75,553	1,246,090
ING Bank N.V.	10,760	—	—	—	—	—	—	—	—	—	10,760	—
Israel Discount Bank N.Y.	1,724	—	—	—	—	—	—	—	—	—	1,724	—
J.P. Morgan Chase Bank	323,089	30,974,021	—	—	—	—	—	—	—	—	323,089	30,974,021
Kreditanstal Fur Weideraubau	355,648	321,924	—	—	—	—	—	—	—	—	355,648	321,924
Landesbank Rheiniland-Pfalz	9,579	—	—	—	—	—	—	—	—	—	9,579	—
Mizuho Corporate Bank Ltd.	4,310	—	—	—	—	—	—	—	—	—	4,310	—
Royal Bank of Canada	10,758	—	—	—	—	—	—	—	—	—	10,758	—
Santander Investment Bank Ltd.	3,134,095	—	—	—	—	—	—	—	—	—	3,134,095	—
Skandinaviska Enskilda Banken	2,034,805	1,857,431	—	—	—	—	—	—	—	—	2,034,805	1,857,431
Societe Generale	1,169,498	—	—	—	—	—	—	—	—	—	1,169,498	—
Westlb A.G. N.Y. Branch	10,761	—	—	—	—	—	—	—	—	—	10,761	—
Unibanco	—	—	—	—	—	—	57,382	4,437,572	—	—	57,382	4,437,572

Total	104,809,329	72,526,521	126,861	125,395	13,945,597	412,818	14,014,291	32,175,808	36,941,310	1,700,403	169,837,388	106,940,945

Total principal	100,743,284	70,524,435	124,781	124,218	13,934,061	411,782	12,990,012	30,295,455	36,708,402	1,614,382	164,500,540	102,970,272

Weighted average annual interest rate	4.96%	7.03%	3.00%	3.00%	3.46%	0.90%	16.79%	12.99%	4.56%	9.00%	5.64%	8.83%

	As of December 31,

	2003	2004

	%	%
Percentage of debt in foreign currency:	78.25%	98.41%
Percentage of debt in local currency:	21.75%	1.59%

Total	100.00%	100.00%

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 16.  Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of December 31, 2004
								Total	Annual
		After 1 year	After 2 years	After 3 years	After 5 years			Long-term	interest	Total
Financial		but within	but within	but within	but within			portion	rate	long-term
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2004	average	portion - 2003

		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$
ABN Amro Bank	US$	5,335,062	—	—	—	—	—	5,335,062	4.00%	8,521,030
Bancafe	$ Colom	—	—	2,332,462	—	—	—	2,332,462	12.45%	3,286,172
Banca Intesa S.P.A.	US$	—	—	—	—	—	—	—	0.00%	5,825,219
Banco ABC Brasil	Rs	324,963	—	—	—	—	—	324,963	2.18%	—
Banco Bayerische Landes	US$	8,424,362	—	—	—	—	—	8,424,362	6.47%	13,258,798
Banco BBVA	US$	—	—	83,610,000	—	—	—	83,610,000	2.94%	85,207,379
Banco Colpatria	$ Colom	—	—	1,554,974	—	—	—	1,554,974	12.45%	2,190,781
Banco Estado	$ Reaj.	—	1,698,508	1,008,580	—	—	—	2,707,088	9.00%	4,473,332
Banco Español de Crédito	US$	—	—	—	—	—	—		0.00%	2,903,969
Banco Europeo de Investimentos	US$	4,645,000	4,645,000	9,290,000	9,290,000	—	—	27,870,000	14.60%	30,650,642
Banco Davivienda	$ Colom	—	—	4,665,140	—	—	—	4,665,140	12.45%	6,572,620
Banco de Colombia	$ Colom	—	313,735	—	—	—	—	313,735	9.00%	—
Banco de Sabadell	US$	—	—	—	—	—	—	—	0.00%	1,158,131
Banco do Brasil	Rs	2,209,682	1,104,841	2,209,682	3,550,835	—	—	9,075,040	17.86%	8,738,080
	US$	442,826	206,593	340,990	1,995,651	—	—	2,986,060	5.18%	3,313,606
Banco Lloyd's	US$	—	—	—	—	—	—	—	0.00%	7,073,031
Banco Medio Crédito	$ Arg	1,768,301	1,768,300	3,536,601	2,652,453	—	—	9,725,655	1.75%	11,978,742
Banco Nacionale de Paris	US$	3,456,151	3,456,151	6,202,860	4,559,730	—	911,946	18,586,838	5.78%	64,608,902
	$ Arg	1,347,869	—	—	—	—	—	1,347,869	7.06%	—
Banco Nacional del Lavoro	$ Arg	636,494	—	—	—	—	—	636,494	9.70%	—
Banco Popular Español	US$	—	—	—	—	—	—	—	0.00%	4,079,381
Bancolombia	$ Colom	—	—	6,219,897	—	—	—	6,219,897	12.45%	8,763,125
	US$	—	—	—	—	—	—	—	0.00%	361,513
Banco Santander Central Hispano	US$	3,901,800	—	83,610,000	—	—	—	87,511,800	4.32%	121,040,257
Banesto	US$	1,621,643	1,621,643	3,243,286	4,864,927	—	—	11,351,499	6.64%	17,353,151
Bank of America	US$	8,506,342	—	—	—	—	—	8,506,342	7.42%	—
Bank Tokio - Mitsubishi	US$	—	—	—	—	—	—	—	0.00%	65,830,614
	Libra	—	—	—	—	—	—	—	0.00%	412,208
	Yen	—	—	—	—	—	—	—	0.00%	432,999
	Euros	—	—	—	—	—	—	—	0.00%	124,781
Banco do Estado de Ceará	Rs	—	—	—	—	—	—	—	0.00%	177,321
Banco do Nordeste do Brasil	Rs	39,632	—	—	—	—	—	39,632	7.74%	83,733
Barings Bank	US$	624,288	—	—	—	—	—	624,288	6.98%	—
BNDES	Rs	28,697,984	9,731,771	5,359,587	34,044,251	—	—	77,833,593	16.32%	87,722,501
Caja de Ahorros y Monte de Piedad de Madri	US$	—	—	83,610,000	—	—	—	83,610,000	2.94%	45,648,375
Caixa General de Depósitos	Euros	1,808,395	—	—	—	—	—	1,808,395	3.00%	—
Citibank N.Y.	US$	—	—	83,610,000	—	—	—	83,610,000	2.94%	24,516,394
Compagnie Belge de la Webstlb	US$	2,246,322	4,041,150	—	—	—	—	6,287,472	5.87%	—
Conavi	$ Colom	—	—	3,887,436	—	—	—	3,887,436	12.45%	5,476,953
Corfinsura	$ Colom	—	—	6,219,897	—	—	—	6,219,897	12.45%	8,763,125
Credit Lyonnais N.Y.	US$	—	—	—	—	—	—	—	0.00%	5,825,219
Deutsche Bank A.G.	US$	3,718,211	5,577,317	—	—	—	—	9,295,528	6.55%	24,342,879
Dresdner Bank	US$	—	—	—	—	—	—	—	0.00%	9,126,754
Export Develop. Corp.	US$	1,518,028	1,518,028	3,036,056	4,676,332	—	—	10,748,444	2.86%	13,356,162
Granahorrar	$ Colom	—	—	2,332,463	—	—	—	2,332,463	12.45%	3,286,172
HBSC Bank	US$	—	—	—	—	—	—	—	0.00%	10,959,017
ING Bank N.V.	US$	—	—	—	—	—	—	—	0.00%	5,825,219
Israel Discount Bank of N.Y.	US$	—	—	—	—	—	—	—	0.00%	933,418
J.P.Morgan Chase Bank	US$	22,964,880	—	—	—	—	—	22,964,880	7.23%	48,691,600
Kreditanstal Fur Weideraubau	US$	266,802	266,802	533,605	—	—	—	1,067,209	4.85%	1,498,278
Landesbank Rheinland Pflaz Giroz	US$	—	—	—	—	—	—	—	0.00%	5,185,655
Mizuho Corporate Bank Ltd.	US$	—	—	—	—	—	—	—	0.00%	2,333,544
Royal Bank of Canadá	US$	—	—	—	—	—	—	—	0.00%	5,825,225
San Paolo IMI S.P.A.	US$	—	—	—	—	—	—	—	0.00%	56,123,399
Skandinaviska Enskilda Banken	US$	1,381,678	1,381,678	—	—	—	—	2,763,356	0.65%	5,029,074
Westlb A.G. N.Y. Branch	US$	—	—	—	—	—	—	—	0.00%	5,825,217
Unibanco	Rs	11,668,915	8,265,483	—	—	—	—	19,934,398	12.90%	28,535

Total		117,555,630	45,597,000	396,413,516	65,634,179	—	911,946	626,112,271		854,742,232

	As of December 31,

	2003	2004
	%	%

Percentage of debt in local currency:	0.52%	0.43%
Percentage of debt in foreign currency:	99.48%	99.57%

Total	100.00%	100.00%

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

On May 15, 2003, Enersis S.A. and its subsidiary Empresa Nacional de Electricidad S.A. (Endesa Chile) subscribed syndicated loans to refinance bank debts in an amount of US$2,330 million with 32 banks.

Due to this refinancing, obligations with original maturities in 2003 and 2004, now come due in 2008, with principal payments starting in 2005.

The covenants which regulate these loans do not trigger prepayment of the obligations if the Company or its subsidiary Endesa Chile’s risk rating falls below investment grade.

On July 28, 2003, Enersis S.A. prepaid US$582 million of bank debt with resources from the sale of Río Maipo and its own capital increase.

On November 24, 2003, Enersis S.A. prepaid all the subscribed loan refinancing of May 2003; this prepayment was made mainly with funds from a new loan of US$500 million subscribed with six banks on November 14, 2003 and from the issuance and placement of bonds worth US$350 million on the United States market and a further US$155 million from other cash sources. This final payment released all the securities pledged to the first thirty two syndicated banks.

Similarly, in 2004 Endesa Chile has prepaid US$458 million with resources from the sale of assets and issuance and placement of bonds issued on October 3, 2003, and a new US$250 million credit agreement signed on February 4, 2004.

The Endesa Chile subsidiary new credit agreement includes a 3.5 year term with repayment when due and a 1.15% libor spread.

The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.

On April 15, 2004, Enersis S.A. prepaid US$150 million of the syndicated loan obtained in November, 2003, for US$500 million from the banks BSCH, Banco Bilbao Viscaya Argentaria, San Paolo IMI, Bank of Tokio Mitsubishi, Caja Madrid, and Deutsche Bank.

The remaining US$350 million balance was refinanced in November, 2004, through revolving overdraft lines whose term is 4 years. It is possible to prepay and draw down funds throughout the contract period. The interest (spread) depends on the corporate rating given by S & P. Currently, at BBB, the interest spread is 0.375%.

On November 10, 2004, Endesa Chile entered into a new credit for MUS$250 million, with which it prepaid the loan entered into on February 4, 2004.

The new Endesa Chile loan matures on November 11, 2010, and has a 0.375% Libor spread.

The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 17.	Other Current Liabilities

Other current liabilities are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Advances and guarantee on construction	126,179	36,439
Taxes payables	1,059,432	1,176,375
Contingencies - third party claims	19,856,908	22,566,897
Customer advances	2,511,740	2,149,780
Azopardo provision	3,129,150	3,265,161
Accrued employees benefits - other	1,727,176	1,891,739
Forward contracts and swaps	26,514,722	4,328,056
Fair value - derivative contracts	7,653,454	159,867
Emergency energy provision (Brazil)	1,666,302	1,896,193
Other current liabilities	2,749,793	3,710,167

Total	66,994,856	41,180,674

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

     Notes to the Consolidated Financial Statements – (Continued)

Note 18.	Bonds Payable

a)   Details of the current portion of bonds payable is as follows:

						As of December 31,
		Face value		Interest
Instrument	Series	outstanding	Currency	rate	Maturity date	2003	2004

				%		ThCh$	ThCh$

Bonos Edelnor	One	4,891,900	Soles	9.61%	01/02/2011	5,150	5,377
Bonos Edelnor	I°Prog.	80,000,000	Soles	VAC* + 7.5%	01/07/2006	535,812	538,881
Bonos Edelnor	I°Prog.	18,570,000	Soles	VAC* + 6.2%	26/04/2007	38,337	38,556
Bonos Edelnor	I°Prog.	30,000,000	Soles	6.50%	01/01/2004	5,425,020	—
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.34%	24/01/2004	3,557,251	—
Bonos Edelnor	I°Prog.	100,000,000	Soles	VAC* + 639%	10/10/2006	253,288	254,739
Bonos Edelnor	I°Prog.	40,000,000	Soles	4.47%	11/09/2007	95,993	92,761
Bonos Edelnor	I°Prog.	30,000,000	Soles	5.86%	15/01/2008	—	137,460
Bonos Edelnor	I°Prog.	20,000,000	Soles	8.75%	08/06/2009	—	17,774
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.25%	15/01/2012	—	97,585
Bonos Edelnor	I°Prog.	20,000,000	Soles	VAC* + 5.4%	22/04/2014	—	36,448
Bonos Edelnor	I°Prog.	20,000,000	Soles	VAC* + 6.5%	01/06/2014	—	13,665
Bonos Edelnor	I°Prog.	40,000,000	Soles	VAC* + 6.5%	01/06/2014	—	8,684
Bonos Codensa	B3	500,000,000,000	$ Col.	10.91%	15/03/2009	—	71,050
Bonos Codensa	B5	200,000,000,000	$ Col.	12.09%	15/03/2011	—	316,497
Bonos Codensa	B8	250,000,000,000	$ Col.	12.28%	15/03/2014	—	402,350
Bonos Edesur	5	7,488,161	$ Arg	8.50%	05/04/2006	—	153,456
Bonos Edesur	6	14,976,323	$ Arg	7.00%	05/10/2007	—	5,744
Bonos Cerj	Unit	294,000,000	Reales	20.64%	01/06/2007	—	16,521,842
Bonos Coelce	Unit	88,500,000	Reales	CDI + 16%	20/02/2012	—	2,979,255
Yankee Bonds - Enersis	One	300,000,000	US$	6.90%	01/12/2006	1,049,913	961,515
Yankee Bonds - Enersis	Two	350,000,000	US$	7.40%	01/12/2016	949,874	869,899
Yankee Bonds - Enersis	Three	858,000	US$	6.60%	01/12/2026	2,872	2,630
Yankee Bonds II - Enersis	One	350,000,000	US$	7.38%	01/12/2014	1,571,066	6,743,476
Bono N° 269	B-1	41,174	U.F.	5.50%	15/06/2009	156,578	72,621
Bono N° 269	B-2	1,935,000	U.F.	5.75%	15/06/2022	79,277	79,158
Bonos Endesa	One	230,000,000	US$	7.88%	01/02/2027	4,105,260	3,771,380
Bonos Endesa	Two	220,000,000	US$	7.33%	01/02/2037	4,086,799	3,742,710
Bonos Endesa	Three	200,000,000	US$	8.13%	01/02/2097	788,936	802,816
Bonos Endesa	One	400,000,000	US$	7.75%	15/07/2008	8,647,831	7,919,724
Bonos Endesa	One	400,000,000	US$	8.50%	01/04/2009	5,173,483	4,737,900
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	2,647,755	2,643,780
Bonos Endesa	C2;D1 Y D2	1,115,287	U.F.	6.80%	01/11/2010	2,665,953	2,800,303
Bonos Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	661,939	660,946
Bonos Endesa	144A	400,000,000	US$	8.35%	01/08/2013	8,865,590	7,757,150
Bonos Endesa	144A	200,000,000	US$	8.63%	01/08/2015	4,579,317	4,006,313
Bonos Endesa	G	4,000,000	U.F.	4.80%	15/10/2010	685,589	684,563
Bonos Endesa	H	4,000,000	U.F.	6.20%	15/10/2008	882,578	881,259
Bonos Betania	B	300,000,000,000	$ Col.	12.04%	10/11/2011	—	1,197,295
Bonos Edegel	One	30,000,000	US$	8.75%	03/06/2006	126,048	115,423
Bonos Edegel	Two	30,000,000	US$	8.41%	14/02/2007	585,137	535,871
Bonos Edegel	Three	30,000,000	US$	8.75%	13/06/2007	82,583	75,622
Bonos Edegel	Four	20,000,000	US$	8.46%	21/11/2005	114,631	11,252,968
Bonos Edegel	Five B	35,000,000	Soles	6.00%	22/02/2004	5,381,578	—
Bonos Edegel	One A	100,000,000	Soles	6.00%	06/06/2005	70,282	17,046,287
Bonos Edegel	Three A	50,000,000	Soles	4.13%	04/09/2006	116,771	112,835
Bonos Edegel	Three B	50,000,000	Soles	4.88%	30/10/2006	72,570	68,975
Bonos Edegel	Four A	50,000,000	Soles	4.75%	12/12/2006	22,915	20,162
Bonos Edegel	5 A 2° issue	10,000,000	US$	3.75%	26/01/2009	—	89,416
Bonos Edegel	6 A 2° issue	30,000,000	Soles	5.88%	27/02/2008	—	102,242
Bonos Edegel	6 B 2° issue	20,000,000	Soles	8.50%	18/06/2008	—	10,423
Bonos Edegel	7 A 2° issue	10,000,000	US$	4.78%	26/07/2009	—	88,492
Bonos Emgesa	A-1	15,000,000,000	$ Col.	9.89%	26/07/2006	60,416	63,581
Bonos Emgesa	B-5	12,750,000,000	$ Col.	9.97%	09/10/2004	2,857,948	—
Bonos Emgesa	B-7	19,500,000,000	$ Col.	10.29%	09/10/2006	102,361	108,803
Bonos Emgesa	B-10	229,825,000,000	$ Col.	10.60%	09/10/2009	1,243,574	1,322,078
Bonos Emgesa	B-10	60,000,000,000	$ Col.	10.57%	10/11/2009	201,756	209,129
Bonos Emgesa	C-10	7,701,962,000	$ Col.	9.88%	09/10/2009	75,532	85,246
Bonos Emgesa	C-10	19,777,918,000	$ Col.	10.25%	08/10/2009	40,901	46,172
Bonos Emgesa	B-10 2° issue	50,000,000,000	$ Col.	15.18%	26/07/2006	1,193,394	1,009,389
Bonos Emgesa	B-1	85,000,000,000	$ Col.	13.95%	26/07/2006	1,215,623	1,188,391
Endesa Chile Internacional	Unit	150,000,000	US$	7.20%	01/04/2006	1,643,342	1,504,980

Total						72,718,823	107,084,047

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)	Details of the long-term portion of bonds payable is as follows as of:

						As of December 31,

Instrument	Series	Face value outstanding	Currency	Interest rate	Maturity date	2003	2004

				%		ThCh$	ThCh$
Bonos Edelnor	One	4,891,900	Soles	9.61%	01/02/2011	859,783	830,818
Bonos Edelnor	I°Prog.	80,000,000	Soles	VAC* + 7.5%	01/07/2006	14,431,400	14,514,766
Bonos Edelnor	I°Prog.	18,570,000	Soles	VAC* + 6.2%	26/04/2007	3,379,519	3,398,881
Bonos Edelnor	I°Prog.	100,000,000	Soles	VAC* + 6.9%	10/10/2006	18,103,830	18,206,859
Bonos Edelnor	I°Prog.	40,000,000	Soles	4.47%	11/09/2007	7,030,264	6,793,418
Bonos Edelnor	I°Prog.	30,000,000	Soles	5.86%	15/01/2008	—	5,095,064
Bonos Edelnor	I°Prog.	20,000,000	Soles	8.75%	08/06/2009	—	3,396,709
Bonos Edelnor	I°Prog.	20,000,000	Soles	6.25%	15/01/2012	—	3,396,709
Bonos Edelnor	I°Prog.	20,000,000	Soles	VAC* + 5.4%	22/04/2014	—	3,447,326
Bonos Edelnor	I°Prog.	20,000,000	Soles	VAC* + 6.5%	01/06/2014	—	3,440,132
Bonos Edelnor	I°Prog.	40,000,000	Soles	VAC* + 6.5%	01/06/2014	—	6,868,319
Bonos Codensa	B3	500,000,000,000	$ Col.	10.91%	15/03/2009	—	11,662,308
Bonos Codensa	B5	200,000,000,000	$ Col.	12.09%	15/03/2011	—	46,649,231
Bonos Codensa	B8	250,000,000,000	$ Col.	12.28%	15/03/2014	—	58,311,539
Bonos Edesur	5	7,488,161	$ Arg	8.50%	05/04/2006	—	7,488,161
Bonos Edesur	6	14,976,323	$ Arg	7.00%	05/10/2007	—	14,976,323
Bonos Cerj	Unit	294,000,000	Reales	20.64%	01/06/2007	—	46,303,253
Bonos Coelce	Unit	88,500,000	Reales	CDI + 16%	20/02/2012	—	16,846,109
Yankee Bonds - Enersis	One	300,000,000	US$	6.90%	01/12/2006	182,593,500	167,220,000
Yankee Bonds - Enersis	Two	350,000,000	US$	7.40%	01/12/2016	151,999,350	139,201,732
Yankee Bonds - Enersis	Three	858,000	US$	6.60%	01/12/2026	522,217	478,249
Yankee Bonds II - Enersis	One	350,000,000	US$	7.38%	01/12/2014	213,025,750	195,090,000
Bono N° 269	B-1	41,174	U.F.	5.50%	15/06/2009	696,053	642,009
Bono N° 269	B-2	1,935,000	U.F.	5.75%	15/06/2022	33,558,705	33,508,492
Bonos Endesa	One	230,000,000	US$	7.88%	01/02/2027	125,308,441	114,758,069
Bonos Endesa	Two	220,000,000	US$	7.33%	01/02/2037	133,901,900	122,628,000
Bonos Endesa	Three	200,000,000	US$	8.13%	01/02/2097	24,598,997	22,527,879
Bonos Endesa	One	400,000,000	US$	7.75%	15/07/2008	243,458,000	222,960,000
Bonos Endesa	One	400,000,000	US$	8.50%	01/04/2009	243,458,000	222,960,000
Bonos Endesa	E-1 y E-2	6,000,000	U.F.	6.20%	01/08/2006	104,058,000	103,902,300
Bonos Endesa	C2; D1 Y D2	1,115,287	U.F.	6.80%	01/11/2010	18,103,889	15,477,997
Bonos Endesa	F	1,500,000	U.F.	6.20%	01/08/2022	26,014,500	25,975,575
Bonos Endesa	144A	400,000,000	US$	8.35%	01/08/2013	243,458,000	222,960,000
Bonos Endesa	144A	200,000,000	US$	8.63%	01/08/2015	121,729,000	111,480,000
Bonos Endesa	G	4,000,000	U.F.	4.80%	15/10/2010	69,372,000	69,268,200
Bonos Endesa	H	4,000,000	U.F.	6.20%	15/10/2008	69,372,000	69,268,200
Bonos Betania	B	300,000,000,000	$ Col.	12.04%	10/11/2011	—	69,973,766
Bonos Edegel	One	30,000,000	US$	8.75%	03/06/2006	18,259,350	16,722,000
Bonos Edegel	Two	30,000,000	US$	8.41%	14/02/2007	18,259,350	16,722,000
Bonos Edegel	Three	30,000,000	US$	8.75%	13/06/2007	18,259,350	16,722,000
Bonos Edegel	Four	20,000,000	US$	8.46%	21/11/2005	12,172,900	—
Bonos Edegel	One A	100,000,000	Soles	6.00%	06/06/2005	17,570,585	—
Bonos Edegel	Three A	50,000,000	Soles	4.13%	04/09/2006	8,785,291	8,489,187
Bonos Edegel	Three B	50,000,000	Soles	4.88%	30/10/2006	8,785,291	8,489,187
Bonos Edegel	Four A	50,000,000	Soles	4.75%	12/12/2006	8,785,291	8,489,187
Bonos Edegel	5 A 2° issue	10,000,000	US$	3.75%	26/01/2009	—	5,574,000
Bonos Edegel	6 A 2° issue	30,000,000	Soles	5.88%	27/02/2008	—	5,093,511
Bonos Edegel	6 B 2° issue	20,000,000	Soles	8.50%	18/06/2008	—	3,395,675
Bonos Edegel	7 A 2° issue	10,000,000	US$	4.78%	26/07/2009	—	5,574,000
Bonos Emgesa	A-1	15,000,000,000	$ Col.	9.89%	26/07/2006	3,286,172	3,498,692
Bonos Emgesa	B-1	85,000,000,000	$ Col.	13.95%	26/06/2006	18,621,639	19,825,842
Bonos Emgesa	B-7	19,500,000,000	$ Col.	10.29%	09/10/2006	4,272,023	4,548,300
Bonos Emgesa	B-10	229,825,000,000	$ Col.	10.60%	09/10/2009	50,349,935	53,605,777
Bonos Emgesa	B-10	60,000,000,000	$ Col.	10.57%	10/11/2009	13,144,687	13,994,769
Bonos Emgesa	C-10	7,701,962,000	$ Col.	9.88%	09/10/2009	3,163,907	3,570,852
Bonos Emgesa	C-10	19,777,918,000	$ Col.	10.25%	08/10/2009	1,777,815	2,006,479
Bonos Emgesa	B-10 2° issue	50,000,000,000	$ Col.	15.18%	26/07/2006	10,953,905	11,662,258
Bonos Endesa Chile Internacional	Unit	150,000,000	US$	7.20%	01/04/2006	91,296,751	83,610,000

Total						2,356,777,340	2,493,500,109

*	VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate (represents an inflation-indexed new Peruvian Sol).

Year	%

2003	1.87
2004	4.08

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

c)	Bonds payable consist of the following:

	(1)	Enersis S.A. Series B1-B2

On September 11, 2001, Enersis S.A. registered two series of bearer bonds dated June 14, 2001, as follows:

Series	Total amount In UF	No. of bonds per series	Face value in UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

The scheduled maturity of the Series B-1 bonds is 8 years, interest and principal payable semi-annually. Annual interest is 5.50%, compounded semi-annually.

The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually. Annual interest is 5.75%, compounded semi-annually.

In November 2003, these series were voluntarily exchanged for shares in connection with Enersis’ capital increase approved on March 31, 2003. Holders converted ThCh$63,656,587 (historical) into the equivalent of 893,612,466 first issue shares; the amounts underwritten were determined by experts and the following amounts were capitalized Ch$46,964,178,894 for series B1 and Ch$7,028,065,024 (historical) for series B2. (See Note 22 (a.))

(2)	Enersis S.A. (Yankee Bonds)

On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued corporate notes (Yankee Bonds) for US$800 million in three series, as follows:

Series	Total amount in US$	Years to maturity	Stated annual interest rate

1	300,000,000	10	6.9%
2	350,000,000	20	7.4%
3	150,000,000	30	6.6%

Interest is payable on a semi-annual basis and principal is due upon maturity. The Series 3 bond holders have a pre-redemption option in year seven, which was exercised by nearly all holders in November 2003 for US$149,142,000.

During the second half of 2004, debts have been re-nominated through UF/US$swap contracts for an amount of US$100,000,000 associated to the tranche 1 bond and US$250,000,000 associated to tranche 2.

Repurchase of Yankee Bonds

Enersis Internacional, a 100% subsidiary of Enersis during November 2001 made a tender offer to repurchase all or a portion of the Series 2 Yankee Bonds. The offer expired November 21, 2001 and Enersis Internacional repurchased a total of US$100,266,000 in bonds with accrued interest, at a price of US$95,536,000.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(3)	International Bonds (Yankee Bonds II)

On November 24, 2003, the Company, through its Cayman Islands Agency, issued and placed Yankee Bonds on the American market for US$350 million. This placement was made in a single tranche, whose features are as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	350.000.000	10	7.38%

Interest is paid six-monthly and amortization of capital is a single installment at the end of the term.

During 2004 second half, debts have been re-nominated through US$/UF swap contracts for the total of this issue.

(4)	Bonds of Chilectra S.A.
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

At December 31, 2004, this issue is totally cancelled.

Third issue
Date of Issue	:	August 7, 1998
Number of bonds subscribed	:	15,000
Face value	:	US$1,000 each
Redemption term	:	3 years
Interest rate	:	7.7% annual
Interest payment	:	Accrued and paid within 90 days

At December 31, 2004, this issue is totally cancelled.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Number of bonds subscribed	:	146,300
Face value	:	30,000 soles each
Redemption term	:	5 years
Interest rate	:	7.5% + VAC
Interest payment	:	Semi-annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9% annual + VAC
Interest payment	:	Semi-annual

Third issue
Date of issue	:	January 24, 2002
Number of bonds subscribed	:	6,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.5 % annual
Interest payment	:	Semi-annual

Fourth issue
Date of issue	:	April 24, 2002
Number of bonds subscribed	:	4,000
Face value	:	5,000 (new soles each)
Redemption term	:	2 years
Interest rate	:	6.34 % annual
Interest payment	:	Semi-annual

Fifth issue
Date of issue	:	March 1, 2003
Number of bonds subscribed	:	3,714
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	6.2 % annual + VAC
Interest payment	:	Semi-annual

Sixth issue
Date of issue	:	September 12, 2003
Number of bonds subscribed	:	8,000
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	4.46875 % annual
Interest payment	:	Semi-annual

Seventh issue
Date of issue	:	January 16, 2004.
Number of bonds subscribed	:	6,000 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	4 years.
Interest rate	:	5.86%.
Interest payment	:	Semi-annual.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Eighth issue
	Date of issue	:	January 16, 2004.
	Number of bonds subscribed	:	4,000 bonds.
	Nominal value	:	5,000 (new soles) each.
	Term	:	8 years.
	Interest rate	:	6.25%.
	Interest payment	:	Semi-annual.

Ninth issue
	Date of issue	:	April 22, 2004.
	Number of bonds subscribed	:	4,000 bonds.
	Nominal value	:	5,000 (new soles) each.
	Term	:	10 years.
	Interest rate	:	VAC + 5.4375%.
	Interest payment	:	Semi-annual.

Tenth issue
	Date of issue	:	June 9, 2004.
	Number of bonds subscribed	:	4,000 bonds.
	Nominal value	:	5,000 (new soles) each.
	Term	:	5 years.
	Interest rate	:	8.75%.
	Interest payment	:	Semi-annual.

Eleventh issue
	Date of issue	:	June 9, 2004.
	Number of bonds subscribed	:	4,000 bonds.
	Nominal value	:	5,000 (new soles) each.
	Term	:	10 years.
	Interest rate	:	VAC + 6.50%.
	Interest payment	:	Semi-annual.

Twelfth issue
	Date of issue	:	June 24, 2004.
	Number of bonds subscribed	:	8,000 bonds.
	Nominal value	:	5,000 (new soles) each.
	Term	:	10 years.
	Interest rate	:	VAC + 6.50%.
	Interest payment	:	Semi-annual.

(6)	Codensa S.A.

Codensa S.A. issued bonds on March 11, 2004.

First Issue
Issuer	:	Codensa.
Issued securities	:	Securities negotiable in Colombian pesos.
Amount issued	:	500,000,000,000 Colombian pesos.
1st principal payment	:	maturity in 2009 for 50,000,000,000 Colombian pesos.
Nominal interest rate	:	10.91% average annual rate.
Interest payment	:	Quarterly.
Interest earned at the closing of the year is ThCh$71,050, and is presented in current liabilities.
2nd principal payment	:	Maturity in 2011 for 200,000,000,000 Colombian pesos.
Nominal interest rate	:	12.09% average annual rate.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Interest payment	:	Quarterly.
Interest earned at the closing of the year is ThCh$316,497, and is presented in current liabilities.
3rd principal payment	:	Maturity in 2014 for 250,000,000,000 Colombian pesos.
Nominal interest rate	:	12.28% average annual rate.
Interest payment	:	Quarterly.
Interest earned at the closing of the year is ThCh$402,350, and is presented in the current liabilities.

(7)	Edesur S.A.

On October 5, 2004, under its medium-term certificate of indebtedness issue program, Edesur S.A. issued negotiable liabilities in Argentinean pesos for a total amount of ThUS$40,302 in two 18-month series (class 5) and 1-3-year series (class 6), respectively.

	Issuer	:	Edesur S.A.
	Issued securities	:	Negotiable liabilities in Argentinean pesos.
	Amount issued	:	ThUS$13,434.
	Principal due	:	Maturity in 2006.
	Nominal interest rate	:	8.5% average annual rate.
	Interest payment	:	Semi-annual.

	Issuer	:	Edesur S.A.
	Issued securities	:	Negotiable liabilities in Argentinean pesos.
	Amount issue	:	ThUS$26,868.
	Principal due	:	Maturity in 2007.
	Nominal interest rate	:	4.0% minimum annual nominal rate.
	Interest payment	:	Quarterly.

(8)	Compañía de Electricidade do Rio de Janeiro S.A.

On July 28, 2004, Compañía de Electricidade do Rio de Janeiro S.A. issued liabilities in reales for a total amount of R$294,000,000 in a 3-year term series.

	Issuer	:	Compañía de Electricidade do Rio de Janeiro S.A. S.A.
	Issued securities	:	Negotiable liabilities in Brazilian reales.
	Amount issue	:	R$294,000,000.
	Principal due	:	Maturity in 2007.
	Nominal interest rate	:	20.64% average annual rate.
	Interest payment	:	Quarterly.

(9)	Coelce S.A.

On February 29, 2004, Coelce S.A. issued liabilities in reales for a total amount of MR$88,500 in a 12-year term series.

Issuer	:	Coelce S.A.
Issued securities	:	Negotiable securities in Brazilian reales.
Amount issued	:	ThR$88,500.
Principal due	:	Maturity in 2012.
Nominal interest rate	:	CDI + 16%.
Interest payment	:	Semi-annual.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(10)	Endesa Chile S.A.

(i)	Our Subsidiary Endesa - Chile S.A. currently has two outstanding public bond issues on the domestic market on the following dates:

	•	On December 7 1990, it registered the third issuance of bonds worth U.F. 4,000,000 under No. 131. U.F. 2,030,000 of this issue had been placed at December 31, 1997. The remaining balance of U.F. 1,970,000 has been cancelled, because its placement deadline has expired.

	•	On August 9 2001, it registered the fourth bond issuance worth U.F: 7,500,000 under No. 264; this was totally placed at December 31, 2001.

	•	On November 26 2002, it registered the fifth bond issuance worth U.F. 8,000,000 under Nos. 317 and 318 and then amended it on October 2, 2003; this issue was totally placed at December 31, 2003.

Risk rating of the issued bonds is as follows as of December 31, 2004:
Category
–	Feller-Rate Clasificadora de Riesgo Ltda.	A+
–	Comisión Clasificadora de Riesgo	A+
–	Fitch Chile Clasificadora de Riesgo Ltda.	A+

ISSUANCE TERMS

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	Four million Unidades de Fomento (UF4,000,000) divided into:
– Series C-1: 120 bonds at UF10,000 each
– Series C-2: 800 bonds at UF1,000 each
– Series D-1: 120 bonds at UF10,000 each
– Series D-2: 800 bonds at UF1,000 each
Indexation	:	Based on variations in Unidad de Fomento index
Amortization period	:	Series C-1 and C-2:15 years (5-year grace year and 10 years to pay off principal).
Series D-1 and D-2:20 years (5-year grace year and 15 years to pay off principal).
Capital amortization	:	Series C-1 and C-2:20 consecutive installments payable semi-annually, starting April 1, 1996. Series D-1 and D-2: 30 consecutive installments payable semi-annually, starting May 1, 1996. Paydown installments are incremental
Early Redemption	:	As elected by the issuer, starting May 1, 1996 and only on the interest payment and amortization dates.
Nominal interest rate	:	6.8% annually upon expiration, compound and actual rate per semester on outstanding principal, readjusted by the value of the Unidad de Fomento.
The applicable semi-annual interest rate will be equal to 3.34409%.
Interest Payments	:	Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991.
Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$201,501,
ThCh$228,969 and ThCh$254,277 respectively, and is shown under current liabilities.
Guarantee	:	There is no specific collateralization, however, a general guarantee collateralizes all the issuer’s assets.
Placement period	:	48 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Fourth Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value (1)	:	Up to seven and a half million (UF7,500,000) divided into:
Series E-1: 1,500 bonds at UF1,000 each.
Series E-2: 600 bonds at UF10,000 each.
Series F: 200 bonds at UF10,000 each.
Readjustment base	:	Variation in the UF
Amortization period	:	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early redemption	:	Only in the Series F case, beginning February 1, 2012.
Nominal interest rate	:	6.2% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Interest payment	:	Accrued interest as of December 31, 2003 amounts to ThCh$3,304,726
(ThCh$3,309,694 in 2003 and ThCh$3,308,044 in 2002) which is shown under current liabilities.
Guarantee	:	There is no specific collateralization; however, a general guarantee covers all the issuer’s assets
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance

(1)	Through a cross currency swap, the UF debt was exchanged for US dollar debt, leaving a net unrealized gain of ThCh$8,089,738 as of December 31, 2004 (ThCh$4,964,116 in 2003) which is included in other assets.

Fifth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Dematerialized bearer bonds in local currency, expressed in Unidades de Fomento.
Amount of issue	:	Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
- Series G: 4,000 bonds U.F. 1,000 each.
- Series H: 4,000 bonds U.F. 1,000 each.
Readjustment base	:	Variation in Unidad de Fomento.
Amortization period	:	Series G: October 15, 2010.
Series H: Six-monthly and successively as of April 16, 2010.
Pre-redemption	:	Only for series G bonds, as of October 16, 2004.
Nominal interest rate	:	Series G: 4.8% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento.
The interest rate to be applied every six months will be 2.3719%.
Series H	:	6.2% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be paid everysix months will be 3.0534%.
Placement deadline	:	36 months as of date of registration in Securities Register of the Superintendency of Securities and Insurance.
Security	:	No specific security, except for general security of all the issuer’s properties.
Interest payment	:	Interest will be paid semi-annually, due on April 15 and October 15 of each year starting from April 15, 2004. Interest accrued at year-end is ThCh$1,565,822 (ThCh$1,568,167in 2003) and is presented in current liabilities.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ii)	Endesa Chile S.A. has issued and placed four public offerings of bonds in the international market as follows:

First Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, year 2009, on which date the holders may redeem 100% of bonds plusaccrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually
Interest Payments	:	Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of the year end amounts to ThCh$ 11,723,401 (ThCh$12,801,201 in 2003 and ThCh$15,646,787 in 2002), which is shown under current liabilities.

Second Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000)
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Principal due	:	Series 1 matures on July 15, 2008
Nominal interest rate	:	Series 1:7.75% annually
Interest Payment	:	Interest will be paid semi-annually each January 15 and July 15 annually, starting, January 15, 1999. Accrued interest as of the year end amounts to ThCh$7,919,724 (ThCh$8,647,830 in 2003 and ThCh$9,920,363 in 2002), which is shown under current liabilities.

Third Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000)
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Principal due	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1:8.502% annually
Interest Payment	:	Interest will be paid semi-annually each October 1 and April 1 annually, starting October 1, 1999. Accrued interest as of the year end amounts to ThCh$4,737,900, ThCh$5,173,483 and ThCh$6,323,499 in 2004, 2003 and 2002, respectively, which isshown under current liabilities.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Fourth Issue

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Electronic negotiable bonds expressed in American dollars on the American and European markets, under rules “Rule 144A” and “Regulation S”.
Amount of issue	:	Six hundred million US dollars (US$600,000,000) divided into:
Series August 1, 2013: US$400,000,000
Series August 1, 2015: US$200,000,000
Adjustment	:	Variation in US dollar.
Principal due	:	Series of ThUS$400 total maturity on August 1 2013.
	:	Series of ThUS$200 total maturity on August 1 2015.
Nominal interest rate	:	Series of ThUS$400 8.35% per year.
Series of ThUS$400 8.625% per year.
Payment of interest	:	Interest will be paid semi-annually on February 1 and August 1 each year starting from July 23, 2003. Interest accrued at year-end was ThCh$11,763,463 (ThCh$13,444,908 in 2003) and presented in current liabilities.

The risk rating of these bonds is as follows as of December 31, 2004:

Category
– Standard & Poor’s	BBB–
– Moodys Investors Services	Ba 2
– Fitch	BBB–

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

(11)	Subsidiaries of Endesa Chile S.A.

I	Endesa Chile Internacional issued Yankee Bonds on April 1, 1996.

Risk rating of the bond issuance is as follows as of December 31, 2004:

Category
– Standard & Poor’s	BBB–
– Moodys Investors Services	Ba 2

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ISSUANCE TERMS
First Issuance
Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million Dollars (US$150,000,000):
Principal due	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2 % annually in arrears.
Interest Payment	:	Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest as of the year end amounts to ThCh$1,504,980 (ThCh$1,643,342 in 2003 and ThCh$1,885,160 in 2002) and is shown under current liabilities.
Guarantee	:	Guarantee from Empresa Nacional de Electricidad S.A.

As of July 24, 2000, the first issue of Eurobonds (European Medium Term Note Programme) was registered in England for 1,000 million Euros.

ISSUANCE TERMS
First Registration

Securities registered	:	1,000 million Euros
Issuance value	:	Euros 400,000,000 (*)
Principal due	:	Principal due July 24, 2003
Nominal interest rate	:	Euribor + 0.80%
Interest payment	:	Quarterly beginning October 24, 2000 in arrears. Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$0, ThCh$0 and ThCh$2,391,942 respectively and is shown in current liabilities.
Guarantee	:	Empresa Nacional de Electricidad S.A.

(*)	By way of a cross-currency swap operation, the debt in Euros was exchanged for U.S. dollar debt.

At December 31, 2004, this issue is totally cancelled.

II	Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, June 18, 2004 and July 26, 2004 as per the following:

First Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in US$(120,000 bonds).
Issuance value	:	US$120,000,000
Principal due	:	June 3, 2007, February 14, 2007, June 13, 2006 and November 21, 2005 respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75% and 8.46% annually
Interest payment	:	Interest will be paid semi-annually, starting December 3, 1999. Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$831,884, ThCh$1,018,802 and ThCh$1,351,145 and is shown in other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (20,000 bonds).
Issuance value	:	100,000,000 new Peruvian soles
Principal due	:	Maturity as of June 6, 2005.
Nominal interest rate	:	6.0% annually
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2004, 2003 and2002 amounts to ThCh$67,914, ThCh$70,282 and ThCh$0 respectively and is shown in other current liabilities.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new Peruvian soles (10,000 bonds).
Issuance value	:	50,000,000 new soles
Principal due	:	Maturity as of May 5, 2006.
Nominal interest rate	:	4.13% annually
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$112,835, ThCh$116,771 and ThCh$0, respectively and is shown in other current liabilities.

Issuer :	:	Edegel S.A.
Securities issued	:	Negotiable Instruments in New Peruvian Soles (10,000 bonds)
Amount of issuance	:	Fifty million new Peruvian soles (NS50,000,000).
Principal due	:	Total maturity at October 30, 2006.
Nominal interest rate	:	4.875% per year.
Interest payment	:	Interests will be paid semi-annually. Interests accrued at year-end is ThCh$68,975, (ThCh$72,570 in 2003) and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Negotiable instruments in new Peruvian soles 10,000 bonds)
Amount of issue	:	Fifty million new Peruvian soles (NS50,000,000).
Principal due	:	Total maturity at December 12, 2006.
Nominal interest rate	:	4.75% per year.
Interest payment	:	Interests will be paid semi-annually. Interest accrued at year-end is ThCh$ 20,162 (ThCh$22,915 in 2003) and is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in dollars (10,000 bonds.)
Amount issued	:	Ten million (US$10,000,000.)
Principal due	:	Total maturity on January 26, 2009.
Nominal interest rate	:	Due annually 3.75%.
Interest payment	:	Semi-annual. Interest earned at the closure of the fiscal year is ThCh$89,416 and presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in new Peruvian soles (6,000 bonds.)
Amount issued	:	Thirty million new Peruvian soles (NS 30,000,000.)
Principal due	:	Total maturity on December 12, 2006.
Nominal interest rate	:	Due annually 5.875%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is ThCh$102,242 and presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in new Peruvian soles (4,000 bonds.)
Amount issued	:	Twenty million new Peruvian soles (NS 20,000,000.)
Principal due	:	Total maturity on June 18, 2008.
Nominal interest rate	:	Due annual 8.5%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is ThCh$10,423 and presented in current liabilities.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in dollars (10,000 bonds.)
Amount issued	:	Ten million dollars (US$10,000,000.)
Principal due	:	Total maturity on July 26, 2009.
Nominal interest rate	:	Due annual 4.78%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is M$88,492 and presented in current liabilities.

III	Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001, the first issuance, and on February 26, 2003, the second issuance as per the following:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000,000
Principal due	:	Maturities between 2006 and 2009 amount to Col$449,554,880.
Interest nominal rate	:	10.77% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$1,771,428, ThCh$4,522,072 and ThCh$5,575,837 and is shown under current liabilities.

Second Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance value	:	$Col 50,000,000,000
Principal due	:	Maturity as of July 26, 2006.
Nominal interest rate	:	15.18% annual average rate
Interest payment	:	Interest will be paid annually. Accrued interest as of December 31, 2004, 2003 and 2002 amounts to ThCh$2,261,361, ThCh$2,469,433 and ThCh$228,760 respectively and is shown in other current liabilities.

IV.	Central Hidroeléctrica Betania S.A. E.S.P. issued bonds on November 11, 2004, completing the first issue.

First issue

Issuer	:	Central Hidroeléctrica Betania S.A. E.S.P.
Issued securities	:	Bonds in Colombian pesos.
Amount issued	:	400,000,000,000 Colombian pesos.
Principal due	:	Maturity between 2009 and 2011, for 300,000,000,000 Colombian pesos.
Nominal interest rate	:	12.4%.
Interest payment	:	Quarterly and annual. Interest earned at the closing of the fiscal year is ThCh$1,197,295 and is presented in current liabilities.

Amortized bond discounts of Enersis S.A. and its affiliates of ThCh$21,550,971, ThCh$20,072,691 and ThCh$19,358,573 as of December 31, 2002, 2003 and 2004, respectively are included in Other Assets (see Note 14).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 19.    Accrued Expenses

(a)	Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Bonus and other employee benefits	24,444,587	26,066,606
Litigation and other contingencies	4,922,735	4,305,757
Construction and other	2,779,622	–
Energy purchases from others	6,563,565	2,487,185
Pension accruals	1,818,240	1,140,558
Suppliers and services	13,309,688	8,300,418
Others	1,208,393	2,032,593

Total	55,046,830	44,333,117

(b)	Long-term accruals:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Advance monthly corporate and other taxes	7,830,827	7,450,766
Post-retirement benefits-Chilean subsidiaries	11,685,741	16,024,333
Post-retirement benefits (Cerj Coelce)	61,973,808	53,776,105
Severance indemnity	10,901,982	11,012,537
Legal, labor and tax contingencies (Cerj)	162,848,093	152,182,968
Post-retirement benefits-foreign subsidiaries	65,942,279	68,620,416
Others	4,169,678	1,958,148

Total	325,352,408	311,025,273

Note 20.   Severance Indemnities

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Opening balance as of January 1	8,610,121	10,636,360
Increase in accrual	2,871,119	1,963,414
Transfer to short-term	(42,084)	(95,654)
Payments during the period	(537,174)	(1,491,583)

Total	10,901,982	11,012,537

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 21.   Minority Interest

(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2003			As of December 31, 2004

Company	Equity	Participation	Total	Equity	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Aguas Santiago Poniente	–	0.00%	–	2,138,763	45.00%	962,443
Cam Argentina S.A.	526,322	0.10%	526	490,904	0.10%	492
Cam Colombia S.A.	2,325,024	0.00%	30	1,404,091	0.00%	19
Capital de Energía S.A.	476,360,496	49.10%	233,893,003	433,491,652	49.00%	212,410,909
Central Hidroeléctrica Betania S.A.	438,238,156	14.38%	63,009,005	396,701,579	14.38%	57,036,960
Central Cachoeira Dourada	416,599,853	0.39%	1,641,902	360,922,632	0.39%	1,422,468
Central Costanera S.A.	173,721,282	35.74%	62,079,140	164,571,235	35.74%	58,809,379
Chilectra S.A.	437,157,882	1.76%	7,636,110	457,376,118	1.76%	7,990,673
Cía. Eléctrica San Isidro S.A.	45,055,766	50.00%	22,527,884	52,472,376	50.00%	26,236,188
Cía. Peruana de Electricidad S.A.	33,824,461	49.00%	16,573,986	26,694,010	49.00%	13,080,065
Codensa S.A.	847,938,214	51.52%	436,861,205	805,502,466	78.19%	629,785,730
Compañía de Electricidade do Rio de Janeiro S.A.	457,564,052	27.46%	125,649,583	523,890,321	18.77%	98,358,372
Companhia Energetica Do Ceara - Coelce	546,789,747	43.41%	237,362,977	479,452,075	43.41%	208,131,503
Constructora y Proyectos Los Maitenes S.A.	(561,663)	45.00%	(252,749)	(1,253,478)	45.00%	(576,779)
Edegel S.A.	557,722,052	36.44%	203,255,109	486,331,290	36.44%	177,237,603
Edelnor S.A.	227,179,203	40.00%	90,871,681	178,099,675	40.00%	71,239,870
Edesur S.A.	590,358,954	34.11%	201,359,739	523,523,726	34.11%	178,563,568
Elesur S.A.	–	0.00%	–	56,688,517	0.00%	609
Emgesa S.A.	815,270,848	51.52%	420,002,269	738,223,906	51.52%	380,310,072
Empresa Eléctrica Pangue S.A.	87,532,641	5.02%	4,390,812	78,452,150	5.02%	3,935,317
Endesa	1,529,985,766	40.02%	612,286,163	1,568,897,981	40.02%	627,858,471
Endesa Argentina S.A.	58,412,739	0.01%	5,841	53,515,263	0.01%	5,352
Generandes Perú S.A.	309,802,801	40.37%	125,064,355	276,210,577	40.37%	111,503,503
Hidroeléctrica El Chocón S.A.	206,365,348	34.81%	71,835,778	179,753,696	34.81%	62,572,262
Hidroinvest S.A.	85,746,919	30.07%	25,784,098	72,645,379	30.07%	21,844,465
Ingendesa S.A.	2,625,142	2.36%	62,019	2,362,755	2.36%	55,820
Inversiones Distrilima S.A.	135,303,911	31.61%	42,769,567	106,797,362	31.61%	33,758,645
Investluz S.A.	293,938,943	37.55%	110,374,073	262,696,532	37.55%	98,642,819
Luz de Bogotá S.A.	499,679,635	55.00%	274,823,805	–	0.00%	–
Pehuenche S.A.	199,166,284	7.35%	14,638,722	190,683,185	7.35%	14,015,214
Soc. Agrícola de Cameros Ltda.	7,091,001	42.50%	3,013,675	7,064,914	42.50%	3,002,588
Soc. Agrícola Pastos Verdes Ltda.	56,659,804	45.00%	25,496,913	59,590,252	45.00%	26,815,613
Túnel El Melón S.A.	(6,702,981)	0.05%	(3,352)	(8,422,193)	0.05%	(4,211)

Total			3,433,013,869			3,125,006,002

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2002			As of December 31, 2003			As of December 31, 2004

Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total

	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Autopista Los Libertadores	86,726	0.05%	43	—	—	—	—	—	—
Aguas Santiago Poniente	—	—	—	—	—	—	108,643	45.00%	48,889
Cam Argentina S.A.	193,187	0.10%	194	(64,331)	0.10%	(65)	65,282	0.10%	65
Cam Colombia S.A.	(737,245)	0.001%	(9)	(745,590)	0.001%	(10)	(907,447)	0.00%	(12)
Capital de Energía S.A.	(24,505,416)	49.10%	(12,032,159)	(8,829,230)	49.10%	(4,335,152)	(13,373,141)	49.00%	(6,552,839)
Central Hidroeléctrica Betania S.A.	7,614,236	14.38%	1,094,759	1,730,620	14.38%	248,825	4,639,241	14.38%	667,021
Central Cachoeira Dourada	36,753,279	0.41%	149,682	(4,422,415)	0.39%	(17,430)	(14,818,479)	0.39%	(58,403)
Central Costanera S.A.	(25,607,194)	48.07%	(12,308,728)	(28,497,368)	35.74%	(12,560,325)	(5,476,455)	35.74%	(1,957,006)
Chilectra S.A.	32,094,473	1.76%	560,840	(52,756,294)	1.76%	(922,456)	(77,321,577)	1.76%	(1,353,288)
Cía. Eléctrica San Isidro S.A.	(5,435,295)	50.00%	(2,717,648)	(13,507,303)	50.00%	(6,753,652)	(14,213,098)	50.00%	(7,106,549)
Cía. Peruana de Electricidad S.A.	(3,372,988)	49.00%	(1,652,764)	(2,260,699)	49.00%	(1,107,742)	(119,602)	49.00%	(58,605)
Codensa S.A.	6,890,574	51.52%	3,550,023	(18,470,888)	51.52%	(9,516,276)	(56,675,131)	78.19%	(44,311,706)
Cía. do Electricidade do Río do Janeiro	9,330,118	37.42%	3,491,592	101,242,812	27.46%	27,801,828	30,959,195	18.77%	5,812,469
Companhia Energetica Do Ceara - Coelce	(21,069,183)	43.41%	(9,146,192)	10,442,705	43.41%	4,533,208	16,071,989	43.41%	6,976,896
Compañía Eléctrica del Río Maipo S.A.	(12,140,679)	1.26%	(152,676)	—	—	—	—	—	—
Constructora y Proyectos Los Maitenes S.A.	607,522	45.00%	273,385	923,958	45.00%	415,781	720,068	45.00%	324,031
Edegel S.A.	(4,715,042)	36.44%	(1,718,340)	(32,678,917)	36.44%	(11,909,439)	(17,792,745)	36.44%	(6,484,352)
Edelnor S.A.	(20,455,809)	40.00%	(8,182,324)	(13,404,450)	40.00%	(5,361,780)	522,853	40.00%	209,141
Edesur S.A.	(8,494,372)	34.11%	(2,897,262)	27,778,921	34.11%	9,474,840	17,129,823	34.11%	5,842,643
Elesur S.A.	—	—	—	—	—	—	1,270,758	0.00%	14
Emgesa S.A.	(58,148,661)	51.52%	(29,956,388)	(22,776,713)	51.52%	(11,733,857)	(28,156,505)	51.52%	(14,505,359)
Empresa Eléctrica Pangue S.A.	(19,515,334)	5.01%	(977,718)	(38,094,663)	5.02%	(1,910,904)	(4,839,958)	5.02%	(242,782)
Endesa	9,647,553	40.02%	3,860,861	(80,084,185)	40.02%	(32,048,951)	(83,788,756)	40.02%	(33,531,486)
Endesa Argentina S.A.	11,161,195	0.01%	1,116	(39,291,822)	0.01%	(3,929)	452,791	0.01%	45
Generandes Perú S.A.	(13,567,291)	40.37%	(5,476,982)	(29,270,349)	40.37%	(11,816,153)	(19,175,749)	40.37%	(7,741,062)
Hidroeléctrica El Chocón S.A.	26,680,983	34.81%	9,287,650	(13,950,752)	34.81%	(4,856,257)	3,492,111	34.81%	1,215,604
Hidroinvest S.A.	27,436,481	30.07%	8,250,149	(7,282,633)	30.07%	(2,189,888)	6,762,318	30.07%	2,033,429
Inecsa 2000 S.A.	101,789	2.68%	2,729	—	—	—	—	—	—
Infraestructura 2000 S.A.	(427,520)	40.00%	(171,008)	—	—	—	—	—	—
Ingendesa S.A.	(955,795)	2.36%	(22,581)	(1,641,617)	2.36%	(38,783)	(947,753)	2.36%	(22,391)
Inmobiliaria Centro Nuevo Ltda.	1,330	0.08%	1	—	—	—	—	0.00%	—
Inmobiliaria y Constructora Stgo. 2000 Ltda.	(6,450)	7.50%	(484)	—	—	—	—	0.00%	—
Inversiones Distrilima S.A.	(13,532,065)	31.61%	(4,277,486)	(9,078,950)	31.61%	(2,869,857)	(523,706)	31.61%	(165,543)
Investluz	205,344,137	37.55%	77,068,236	8,899,063	37.55%	3,341,598	6,494,157	37.55%	2,438,563
Luz de Bogotá S.A.	4,671,051	55.00%	2,569,079	(4,311,603)	55.00%	(2,371,382)	—	0.00%	—
Pehuenche S.A.	(20,717,560)	7.35%	(1,522,741)	(46,943,144)	7.35%	(3,450,321)	(27,870,640)	7.35%	(2,048,492)
Soc. Agrícola de Cameros Ltda.	(108,304)	42.50%	(46,030)	89,881	42.50%	38,200	26,087	42.50%	11,087
Soc. Agrícola Pastos Verdes Ltda.	(101,799)	45.00%	(45,810)	(808,321)	45.00%	(363,745)	(1,217,491)	45.00%	(547,871)
Túnel El Melón S.A.	3,020,593	0.05%	1,511	2,322,960	0.05%	1,161	1,719,213	0.05%	860

Total			16,856,520			(80,282,913)			(101,106,989)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 22. Shareholders’ Equity

(a)     Paid capital

The Extraordinary General Meeting of Shareholders of Enersis held on March 31, 2003 approved a capital increase of about US$2,000 million. The issue was registered in the Securities Register on May 23, 2003 under No. 686 for Ch$1,473,225,403,563 pesos, divided into 24,382,994,488 shares. The operation was structured as follows:

1)	First preferential underwriting period (from May 31 to June 30), in which shareholders registered in the company register at May 26, 2003 have the option of subscribing to 2.9408 new shares for each old one at a price of Ch$60.4202 per share.

2)	Voluntary redemption of local bonds (from November 1 to 15), in which holders of local 269 bonds (series B1 and B2) may exchange their bonds for Enersis shares, according to the value assigned by an independent expert and at placement price of Ch$60.4202 per share.

3)	Second preferential underwriting period (from November 20 to December 20), in which all Enersis shareholders registered five working days before the start of this new period, except for the controlling partner and its members, may participate.

In this phase, shareholders may subscribe to the remaining shares that were not underwritten at the close of the preferential underwriting period and at the conclusion of the voluntary redemption of local bonds. In this period, new issue shares may only be paid in cash at the same price of Ch$60.4202 per share.

Once the deadline for the capital increase has expired (December 30, 2003), its final amount will be the amount actually underwritten and paid in.

At June 30, 2003, end date of the first preferential underwriting period, 22,113,264,060 shares were underwritten for a sum of Ch$1,336,087,841,061 equivalent to 90.69% of the total issue. Of total shares underwritten in this preferential period, 14,406,840,511 shares were subscribed to by controlling shareholder Elesur for the equivalent of Ch$870,464,185,043 and 7,706,423,549 shares by minority shareholders for the equivalent of Ch$465,623,656,018.

Elesur underwrote and paid in its shares by capitalizing financial loans that it held with Enersis on the date of underwriting. The exchange was approved by the Extraordinary Shareholders’ Meeting on March 31, 2003, at 86.84% of its par value based on an independent expert appraisal report performed pursuant to the Chilean Company Law, with the difference being recorded as a share premium of Ch$131,912,812,936.

The second preferential underwriting period in November 2003 involved the voluntary exchange of 269 bonds, series B1 and B2. Holders converted Ch$63,656,586,836 into the equivalent of 893,612,466 first issues shares; the amounts underwritten were determined by experts; capitalization was Ch$46,964,178,894 for series B1 and Ch$7,028,065,024 for series B2, at Ch$60.4202 per share. This operation resulting in recording a share premium of Ch$6,247,821,056.

During the second preferential underwriting period, 1,244,542,758 shares equivalent to Ch$75,195,523,918 were subscribed.

The second share underwriting period concluded on December 30, 2003 yielding a capital increase, in which 99.9% of the capital authorized by the Extraordinary General Meeting of Shareholders, in other words 24,360,146,365 shares, were subscribed, leaving Enersis’ capital with a total of 32,651,166,465 subscribed and paid in shares.

(b)	Dividends

During the years ended December 31, 2002, 2003 and 2004 the Company no paid dividends.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c) Number of shares

	As of December 31,

	2002	2003	2004
	Shares	Shares	Shares

Capital stock authorized	8,291,020,100	32,651,166,465	32,651,166,465
Capital stock issued and outstanding	8,291,020,100	32,651,166,465	32,651,166,465

(d)	Subscribed and paid in capital is as follows:
	As of December 31,

	2003	2004

	ThCh$	ThCh$

As of January 1,	777,688,286	2,283,404,124
Intercompany loan capitalization	890,441,339
Bond exchange	55,176,024
Subscribed shares	560,098,475

As of December 31,	2,283,404,124	2,283,404,124

(e)	Net losses from operations and accumulated net income (losses) of development-stage subsidiaries are as follows:

As of December 31, 2004

	Net income (loss)	Retained earnings
Company	for the period	(accumulated deficit)

	ThCh$	ThCh$

Central Generadora Termoelectrica Fortaleza S.A.	—	(2,673,664)

Total	—	(2,673,664)

(f)	Other reserves

Other reserves at December 31, 2004 are composed of the following:

	Initial		Final
	balance at	Reserve	balance at
	January 1, 2004	for the period	December 31, 2004

	ThCh$	ThCh$	ThCh$

Reserve for entities using remeasurement method	(10,499,405)	(4,435,524)	(14,934,929)
Reserve for accumulated conversion differences	(15,814,072)	(103,832,123)	(119,646,195)
Reserve for Technical Bulletin No. 72 (1)	—	11,992,130	11,992,130

Total	(26,313,477)	(96,275,517)	(122,588,994)

(1)	Corresponds to the reserve generated by the purchase of shares of Compañía de Electricidad de Río de Janeiro S.A. in 2004. This effect has been recorded in accordance with Technical Bulletin No.72 of the Chilean Institute of Accountants.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial			Final
	balance at	Reserve	Reserve for	balance at
	January 1, 2004	for assets	liabilities	December 31, 2004

	ThCh$	ThCh$	ThCh$	ThCh$

Cumulative translation adjustment	(15,814,072)	(109,623,996)	5,791,873	(119,646,195)

Total	(15,814,072)	(109,623,996)	5,791,873	(119,646,195)

The detail of the accumulated conversion difference reserve at December 31, 2004 is as follows:

ThCh$

Distrilec Inversora S.A.	(16,109,082)
Inversiones Distrilima S.A.	(6,111,287)
Cía. Peruana de Electricidad S.A.	(36,678)
Edesur S.A.	(19,299,737)
Compañía de Electricidade do Rio de Janeiro S.A.	(35,101,980)
Luz de Bogotá S.A.	2,361,312
Investluz S.A.	(1,981,396)
Central Geradora Termelétrica Fortaleza S.A.	(4,131,448)
Enersis Energía de Colombia	(561,859)
Endesa Market Place	376,205
Endesa Argentina S.A.	8,772
Endesa Chile Interncional S.A.	(3,028,008)
Codensa S.A.	(27,711,750)
Endesa de Colombia S.A.	70,212
Central Costanera S.A.	(307,841)
Conosur S.A.	(8,001,621)
Capital de Energía S.A.	(8,544)
Ingendesa Do Brasil Ltda.	(71,465)

Total	(119,646,195)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

     Notes to the Consolidated Financial Statements – (Continued)

Note 23.	Other Income and Expenses

a.	The detail of other non-operating income is as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Adjustments to investments in related companies	530,255	7,717,776	1,143,798
Gain on sale of property, plant and equipment	3,599,261	3,221,389	7,901,585
Gain on sale of materials	2,748,178	3,926,619	166,722
Gain on forward contracts and swaps	4,985,036	—	6,915,462
Services - projects and inspections	14,889,111	9,260,211	3,258,908
Penalties charged to contractors and suppliers	7,192,798	7,466,011	7,731,202
CDEC-SING power settlement gain (3)	11,546,307	1,644,945	12,047,772
Public lighting and telephone lines	14,002,454	12,296,555	13,220,912
Transportation and gas service income (San Isidro)	—	—	878,765
Cost recoveries	5,293,014	5,871,416	2,063,984
Reversal of contingencies provision and other provisions (4)		6,713,863	44,040,053
Recoverable taxes	6,612,786	5,207,602	2,641,508
Effect of application of BT 64 (1)	218,244,919	20,169,663	8,551,458
Gain on sale of subsidiaries (2)	—	91,517,236	—
Indemnities and commissions	3,293,872	3,681,189	7,656,664
Dividend from investees	11,110,557	4,395,484	1,961,425
Other	14,957,410	12,116,692	13,452,664

Total	319,005,958	195,206,651	133,632,882

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.
(2)	Sale of Compañía Eléctrica del Rio Maipo S.A. and Infraestructura 2000 S.A.
(3)	The amount recorded in 2004 corresponds to the result of re-liquidations of balances of power on a firm basis corresponding to 2000 April - 2004 March period (See Note 35). The amount recorded in 2003 corresponds to interim re-liquidations of Energy and Power for transactions carried out in prior years.
(4)	In 2004, as the result of a change in the tax law in Brazil, the foreign exchange gains or losses generated by certain assets and liabilities were eliminated from the base upon which PIS and COFINS tax were calculated. Therefore, as the Company had accrued for these taxes in prior years including the foreign exchange gains/losses as part of the base and as, in the opinion of Company management and Company legal counsel it was appropriate to do so, the Company reversed the portion of its tax accrual for PIS and COFINS generated by the foreign exchange gains/losses.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b.	Other non-operating expenses are as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Adjustments to investments in related companies	4,313,331	8,392,787	1,909,123
Cost of sales – materials	1,704,123	3,218,384	841,148
Loss on sale of fixed assets	2,464,714	9,631,969	1,287,967
Donations	151,764	—	—
Effect of application of BT 64 (1)	31,852,327	89,369,131	65,499,071
Contingencies and litigation	49,995,867	54,298,359	35,399,348
Deferred expense amortization	3,768,394	—	—
SIC power settlement loss	17,576,934	2,743,676	25,696,096
Pension plan expense	5,947,641	21,310,188	5,127,753
Revenue recovery	5,283,672	—	—
Index UFIR Brasil Cerj	—	7,000,397	1,759,059
Penalties and fines	12,794,528	4,474,469	7,525,875
Cost of projects, inspections and other	5,440,435	4,191,139	2,829,797
Other taxes Colombia	—	—	4,487,955
Provision for real estate projects	17,185,352	—	—
Provision for write-off work in progress	47,944,428	—	—
Other taxes Argentina and Brazil	6,968,611	9,833,886	6,902,111
Loss on forward contracts and swaps	—	1,171,257	13,326,522
Write-off fixed assets	7,482,112	16,029,887	20,830,282
Others	23,289,355	20,372,871	13,933,392

Total	244,163,588	252,038,400	207,355,499

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 24.	Price-level Restatement

The (charge) credit to income for price-level restatement is as follows:

		Year ended December 31,

	Index	2002	2003	2004

Assets		ThCh$	ThCh$	ThCh$
Inventory	I.P.C.	1,119,934	332,650	2,607,088
Current assets	I.P.C.	6,270,387	9,875,155	5,081,800
	U.F.	52,993	12,805	2,249,081
Property, plant and equipment	I.P.C.	73,690,642	23,951,380	53,701,497
Accounts receivable from subsidiaries	I.P.C.	5,210,084	1,806,586	3,039,752
Investment in subsidiaries	I.P.C.	2,769,356	2,040,182	4,505,287
Amortization of goodwill	I.P.C.	26,696,881	6,415,892	17,229,094
Other assets	I.P.C.	23,983,333	34,323,162	97,268,124
	U.F.	193,896	70,973	2,850,718
Price-level restatement of the income statement		18,913,144	(67,762)	1,128,728

Net credits - assets		158,900,650	78,761,023	189,661,169

Liabilities and Shareholders’ equity

Shareholders equity	I.P.C.	(36,622,580)	(7,113,470)	(63,692,887)
Current and long-term liabilities	I.P.C.	(81,034,282)	(51,656,918)	(81,481,325)
	U.F.	(8,918,954)	(1,448,020)	(24,293,995)
Minority interest	I.P.C.	18,150,237	(7,809,611)	(14,889,909)
Accounts payable to subsidiaries	I.P.C. - U.F.	(24,897,765)	(16,067,616)	(218,476)
Non-monetary liabilities	I.P.C.	(53,783)	(95,620)	—
	U.F.	—	(74,620)	(32,896)
Price-level restatement of the income statement	I.P.C.	(20,383,621)	892,976	(5,828,559)

Net charge-liabilities and shareholders’ equity accounts		(153,760,748)	(83,372,899)	(190,438,047)

Net credits (charge) to income		5,139,902	(4,611,876)	(776,878)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 25.	Exchange Differences

The (charge) credit to income for foreign currency translation is as follows:

		Year ended December, 31					Year ended December, 31

Assets	Currency	2002	2003	2004	Liabilities	Currency	2002	2003	2004
		ThCh$	ThCh$	ThCh$			ThCh$	ThCh$	ThCh$

Cash	US$	2,765,666	2,921,829	333,168	Short-term debt due to banks and financial institutions	US$	(2,726,138)	6,819,881	(624,260)
	Euro	—	(1,562)	—		Other	—	(3)	—
	Other	(14,181)	(244,829)	(6,260)	Current portion of long-term debt due to banks and financial institutions	US$	3,677,289	7,559,303	2,222,240
Time deposits	US$	273,434	(26,806,295)	(6,131,516)		Yen	(74,235)	57,473	14,655
	Other	(32,149)	(7,095)	3,637		Other	(250,637)	171,411	(100,925)

Marketable securities	US$	506,444	(173,259)	(9,088)	Current portion of bonds payable	Euro	(27,049)	89,379	1,206
	Other	—	(20,035)	(68,628)	Current portion of bonds payable	US$	(2,176,529)	13,663,068	213,448
Accounts receivable, net	US$	225,814	(469,991)	(52,570)	Current portion of notes payable	US$	(886,926)	2,304,677	518,049
	Euro	—	33,656	—	Accounts payable	US$	489,577	112,790	75,120
	Other	44,035	(48,731)	(380,587)		Euro	—	(47,008)	1,929
						Other	(892,031)	442,993	725

Prepaid expenses	US$	30,479	(64,208)	6,594
Other current assets	US$	6,956,462	2,605,509	(5,402,853)	Miscellaneous payables	US$	(672,041)	1,358,404	817,379
	Other	(145,801)	(1,389)	(126,401)	Accrued expenses	US$	(107)	656,381	184,185
Amounts due from related companies	US$	—	(82,475)	(10,432,016)		Other	—	(999)	1,748
					Deferred income	US$	(375,062)	19,840	(9,915)
					Other current liabilities	US$	86,947	794,511	77,793
						Other	—	647,006	—
					Dividends payable	Other	1,904	46	49

Non-current assets					Long-term liabilities
Long-term receivables	US$	621,092	(12,688,930)	(4,288,417)	Due to banks and	US$	(23,445,177)	111,386,102	19,693,149
	Other	209,130	(228,007)	7,077	financial institutions	Yen	(187,142)	40,257	3,748
Amounts due from related companies	US$	11,473,157	(29,633,969)	—		Euro	(62,619)	1,033	450
Deferred expenses	US$	236,099	—	—		Other	(381,716)	14,394	905,122
Other assets	US$	6,771,609	(209,371,894)	(32,823,991)	Bonds payable	US$	(25,876,177)	114,398,645	44,375,245
Forward contracts and swaps	US$	16,602,886	—	4,997,759	Notes payable	US$	(2,913,598)	6,121,987	1,554,147
					Accounts payable	US$	370,860	(177,377)	1,679,494
					Other long-term liabilities	US$	(6,881,704)	11,123,478	(2,823,908)
						Other	2	—	—
					Forward	US$	—	(9,481,659)	—

Total gain (loss)		46,524,176	(274,281,675)	(54,374,092)	Total gain (loss)		(63,202,309)	268,076,013	68,780,873

					Exchange difference - net loss		(16,678,133)	(6,205,662)	14,406,781

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 26.	Extraordinary Items

In this item, the Company shows the net equity 1.2% tax, in accordance with decree N°1,949 of August 29, 2002 of the Republic of Colombia; a tax that will be used for said country’s democratic security.

At December 31, 2002, 2003 and 2004, the subsidiaries paying this tax and the corresponding amounts are as follows:

	As of December 31,

Company	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Central Hidroeléctrica de Betania S.A.	2,096,500	—	—
Capital de Energía S.A.	69,490	—	—
Emgesa S.A.	9,149,388	—	—
Cam Colombia S.A.	34,722	—	—
Codensa S.A.	11,814,281	—	—

Total	23,164,381	—	—

Note 27.	Share issuance costs

a.	Expenses incurred at the close of these financial statements for issuing and placing the shares, outstanding at December 30, 2003, were recorded as described in Note 2 aa) and break down as follows:

	As of December 31

	2003	2004

	ThCh$	ThCh$
Appraisal services	77,209	77,209
Printing costs	14,303	14,303
Legal cost	204,989	204,989
Financial adviser	10,637,039	10,734,121
DCV commissions	3,065	3,065
Bank commissions	1,485,095	1,968,639
Risk classification services	143,103	143,103

Total	12,564,803	13,145,429

During the current fiscal year expenses for bank commissions have been recorded for ThCh$469,460, and expenses for financial consulting for ThCh$94,254 regarding capital increase.

b.	Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31

	2003	2004

	ThCh$	ThCh$
Taxes	2,231,224	—
Commissions	2,660,768	—
Financial adviser	874,661	381,109
Insurance issue	—	93,708
Others	56,775

Total	5,823,428	474,817

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 28.	Cash flow statement

(a)	Other financing disbursements:

	As of December 31

	2003	2004

	ThCh$	ThCh$

Commissions on debt refinancing	58,618,168	4,650,978
Forward contract payments	41,837,045	27,554,783
Derivative contracts premiums	5,595,667	—
Payments to Siemens A.G. Germany	4,668,952	—
Payments to Santander Leasing	—	2,008,445
Others	8,211,550	154,412

Total	118,931,382	34,368,618

(b) Other receipts investment:

	As of December 31

	2003	2004

	ThCh$	ThCh$

Receipts from loans granted to Infraestructura 2000	49,096,825	1,760,516
Capital return	1,260,879	—
Payments from OHL	—	38,552,256
Others	675,341	261,588

Total	51,033,045	40,574,360

(c)	Non-Cash Financing Transactions

Capital increase

On June 2, 2003, Elesur S.A. capitalized the loan that it held with Enersis S.A. for ThCh$1,002,376,998, which transaction did not generate a cash flow. Details of this transaction are explained in Note 22a).

In November 2003 there was a voluntary exchange of bonds in connection with the capital increase of Enersis. Holders converted ThCh$63,656,587 into 893.612.466 first issue shares; this operation did not generate any cash flow. Details of this transaction are referred to in Note 22a).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 29.	Financial Derivatives

As of December 31, 2004 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

									Accounts

									Assets/Liabilities		Income

Type derivative	Type contract	Nominal amount	Date of maturity	Item	Sale / Purchase	Hedged item	Amount	Amount Hedged item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

FR	CCTE	3,252,177	I quarter 05	Exchange rate	P/S	Bank obligations	2,005,638	2,005,638		—	—	—
FR	CCPE	78,000,000	I quarter 05	Exchange rate	P	Bonds	43,477,200	43,477,200	Other liabilities s/t	(152,911)	—	222,775
FR	CCTE	3,627,103	II quarter 05	Exchange rate	P/S	Bank obligations	2,243,331	2,243,331		—	—	—
FR	CCTE	1,414,572	III quarter 05	Exchange rate	P/S	Bank obligations	874,947	874,947		—	—	—
FR	CCTE	1,142,676	IV quarter 05	Exchange rate	S	Bank obligations	708,394	708,394		—	—	—
OE	CCTE	123,000,000	I quarter 06	Interest rate	P/S	Bank obligations	68,560,200	68,560,200	Other liabilities s/t other assets l/t	(312,040)	957,269	83,857
OE	CCTE	500,000,000	II quarter 06	Interest rate	P/S	Bank obligations	278,700,000	278,700,000	Other liabilities s/t other assets l/t	(2,293,644)	(2,793,325)	(254,871)
S	CCPE	5,000,000	III quarter 05	Interest rate	P	Bank obligations	2,787,000	2,787,000	Other liabilities s/t	40,594	—	37,986
S	CCPE	3,297,340	I quarter 05	Exchange rate	P	Bank obligations	1,837,937	1,837,937	Other liabilities s/t	(189,432)	—	(190,216)
S	CCPE	12,230,000	III quarter 05	Exchange rate	P	Bank obligations	6,817,002	6,817,002	Other liabilities s/t	(814,873)	—	(818,416)
S	CCPE	100,000,000	IV quarter 06	Exchange rate	P	Bonds	55,740,000	55,740,000	Other liabilities l/t	(7,238,283)	341,449	(7,238,283)
S	CCPE	10,000,000	IV quarter 07	Exchange rate	P	Bank obligations	5,574,000	5,574,000	Other liabilities s/t	(490,392)	—	(319,440)
S	CCPE	350,000,000	I quarter 14	Exchange rate	P	Bonds	195,090,000	195,090,000	Other liabilities l/t	(15,541,547)	859,202	(15,541,547)
S	CCPE	250,000,000	IV quarter 16	Exchange rate	P	Bonds	139,350,000	139,350,000	Other liabilities l/t	(522,520)	785,315	(522,520)
S	CCTE	50,000,000	II quarter 06	Exchange rate	P	Bank obligations	27,870,000	27,870,000	Other liabilities l/t	(264,903)	—	(3,576,016)
S	CCTE	3,807,000	III quarter 08	Exchange rate	P	Bank obligations	2,122,022	2,122,022	Other liabilities l/t	(414,821)	—	(427,587)
S (1)	CI	50,000,000	III quarter 06	Exchange rate	S				Other liabilities l/t	(1,191,862)	—	3,756,841
S (1)	CI	50,000,000	III quarter 06	Exchange rate	S				Other liabilities s/t	—	566,672	373,124

(1)	Fr = Forward, S = Swap

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 30.	Commitments and Contingencies

Collateral held by third parties:

	Commited assets
				Balance payable of related debt
				at December 31,			Release of guarantees
			Book value of
Type guarantee	Type	Currency	collateral	Currency	2003	2004	2005	2006	2007

Mortgage and pledge	Real Estate, properties	ThCh$	88,395,344	ThCh$	14,709,718	13,763,815	3,228,325	2,222,587	2,222,587
Bill of exchange		ThCh$	50,166	ThCh$	54,778	50,166	—	—	—
Chattel mortgage	Facilities	ThCh$	84,094,299	ThCh$	34,654,484	25,394,018	—	—	—
Pledge over 45% of income		ThCh$	1,481,546	ThCh$	5,873,124	4,407,491	—	—	—
Pledge	Shares	ThCh$	85,461,842	ThCh$	11,978,742	9,725,655	—	—	—
Pledge	Facilities	ThCh$	20,605,136	ThCh$	12,939,793	20,605,136	—	—	—
Pledge	Facilities	ThCh$	28,984,800	ThCh$	47,599,342	15,424,717	—	—	—
Pledge	Shares	ThCh$	52,829,062	ThCh$	92,284,033	73,848,366	—	—	—
Bank bond		ThCh$	—	ThCh$	1,342,066	214,539	—	—	—
Financial guarantee		ThCh$	—	ThCh$	172,855,180	—	—	—	—

Guarantees of subsidiary obligations (1):

			Committed assets
						Balance payable of related debt at December 31			Release of guarantees
			Type	Currency Accounting
Guarantee	Subsidiary	Relation			Value	Currency	2003	2004	2005	2006	2007	2008

J.P. Morgan & Co. Y.C.S.F.B.	Endesa Chile Internacional	Subsidiary	Guarantor	ThCh$	83,610,000	ThCh$	92,940,092	83,610,000	—	83,610,000	—	—
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	Guarantor	ThCh$	25,394,018	ThCh$	34,654,483	25,394,018	—	—	—	25,394,018
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	16,082,048	ThCh$	22,573,634	16,082,048	—	—	—	16,082,048
ABN Bank	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	—	ThCh$	1,802,879	—	—	—	—	—
Banco Santander Central Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	Guarantor	ThCh$	73,848,366	ThCh$	92,284,033	73,848,366	—	—	—	73,843,366

(1)	Unless otherwise stated, the guarantees in the table “Guarantees of Subsidiary Obligations” were provided by a subsidiary of the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Litigation and other legal actions:

Enersis S.A.

Plaintiff	:	Enersis S.A., Chilectra S.A., Empresa Nacional de Electricidad S.A., Elesur S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	(CIADI Case ARB/03/21)

Compensation for losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation in the power distribution concessionaire Edesur S.A. on the grounds of violation of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In the practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.

Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested. Lack of jurisdiction of the Arbitration Court had been processed on the request of the Republic of Argentina.

Amount involved:  US$574,739,500

Chilectra S.A.

Plaintiff	:	Enersis S.A., Chilectra S.A., Empresa Nacional de Electricidad S.A., Elesur S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	CIADI Case ARB/03/21

Compensation of losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation in the power distribution concessionaire Edesur S.A. on the grounds of non-fulfillment of the Investment Protection and Promotion Agreement entered into by the Republics of Chile, and Argentina and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In the practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.

Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested. Lack of jurisdiction of the Arbitration Court had been processed on the request of the Republic of Argentina.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amount claimed by Chilectra S.A.: US$624,238,650.

Plaintiff	:	Soto Fernandez, Magali
Defendant	:	Chilectra S.A. and Ingeniería Eléctrica Azeta Ltda.
Court	:	22nd Civil Court of Santiago
Case/Identification	:	2907-2001

Summary of proceedings: Indemnity for losses resulting from an electrocution accident which occurred on August 26, 1997, which caused the death of Nelson Manuel Cordova Astorga and very serious injuries to Juan Francisco Bouryssieres Salazar, both Ingeniería Eléctrica Azeta Ltda. workers.

Process status: Out-of-court agreement. The Plaintiffs were paid a total amount of CH$475,000,000. They abandoned the procedure and the lawsuit ended.
LAWSUIT SETTLED

Amount US$15,800,000.

Elesur S.A.

Plaintiff	:	Enersis S.A., Chilectra S.A., Empresa Nacional de Electricidad S.A., Elesur S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	(CIADI Case ARB/03/21)

Summary of proceedings: Compensation of losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation in the power distribution concessionaire Edesur S.A. on the grounds of non-fulfillment of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In the practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.

Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested. Lack of jurisdiction of the Arbitration Court is being processed on the request of the Republic of Argentina.

Amount: US$98,731,260.

Edesur S.A.

Plaintiff	:	Asociación Coordinadora de Usuarios Consumidores y Contribuyentes – Ente Nacional Regulador de la Electricidad (ENRE).
Defendant	:	Edesur S.A.
Court	:	N°2 Federal Civil and Commercial First Instance Court, Registry of the Court N° 6, La Plata
Case/Identification	:	38676/03

Summary of proceedings: The said institution filed a measure through which it expects ENRE and EDESUR to be ordered to suspend of cabling works in Quilmes, Province of Buenos Aires, as well as the company’s “Sobral” substation due to the damage the installations may cause to the population health.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: A Resolution from La Plata Civil and Commercial Federal Chamber of Appeal instructs that the First Instance Judge must order EDESUR to report on the situation regarding electromagnetic fields in connection with other sub-stations. Also, the company must report regarding use of PCB, adjust the equipment containing it, as well as the storage locations. Finally, the company must identify the equipment and containers. The case file passed to first instance for the above mentioned purposes, but EDESUR has not been notified yet on the said requirement.

Amount: Undeterminable

Plaintiff	:	Edesur S.A.
Defendant	:	Transportes Metropolitanos Gral. Roca.
Court	:	First Instance National Commercial Court, Registry of the Court N° 1
Case/Identification	:	87934/03

Summary of proceedings: Edesur promoted an action to declare settlements in public property free-of-charge, taking into consideration that the company Transportes Metropolitanos General Roca S.A. (T.M.R.) intends to charge an annual rent for every crossing or power line wiring along the rails (existing or future) over land designated as railroad service property.

Process status: Edesur obtained from the corresponding Court a precautionary measure through which the company is not obliged to pay rent while the procedure is pending resolution. Taking into consideration that the company Transportes Metropolitanos General Roca S.A. attended in caution and, since this is a procedure related to property, the proceedings were brought to the Commercial Court, where the process still continues.

Amount: Undeterminable

Plaintiff	:	Edesur S.A.
Defendant	:	Dirección de Vialidad of the Buenos Aires Province.
Court	:	The National Supreme Court of Justice
Case/Identification	:	E 213/01

Summary of proceedings: Edesur wants prevalence and application of the rights established in its Contract to be declared precedent over the provincial regulations.

Process status: A favorable ruling was obtained from the National Attorney’s General Office, and the procedure is about to be ruled upon by the Supreme Court of Justice.

Amount: Undeterminable

Plaintiff	:	Edesur S.A.
Defendant	:	Buenos Aires City Government (“GCBA”)
Court	:	N° 7 Administrative and Tax Court of Buenos Aires City, Registry of the Court N° 13
Case/Identification	:	2955/00

Summary of proceedings: The provision through which the Buenos Aires City Government tries to charge an annual rent for each underground transformation center installed by Edesur in public roads is contested. At the same time, the provision tries to force Edesur to cover the costs resulting from the removal of the said centers whenever removal is necessary. The contested provision violates the Concession Contract.

Process status: First instance favorable ruling was appealed against by the GCBA. Parallel to the main procedure, Edesur filed an extraordinary appeal to the Supreme Court sustaining the lack of competence of the Buenos Aires City Courts and the competence of federal courts. The Supreme Court of Justice ruled in favor and determined that the Federal Administrative Court is competent to continue with the lawsuit. Therefore, the proceedings are being transferred procedure to the latter Court.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amount: Undeterminable

Plaintiff	:	Edesur S.A.
Defendant	:	Buenos Aires City Government (GCBA)
Court	:	N° 7 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 13.
Case/Identification	:	2956/01

Summary of Proceedings: To contest a GCBA provision through which payment of procedure expenses on permits requested by Edesur for the installation of its lines is demanded, as well as payment for the corresponding inspections carried out by the GCBA, in addition to a rent for using public roads with power systems for the provision of power distribution public utilities.

Process status: Submission of trial briefings. Proceedings were transferred to the Federal Administrative Court where the procedure continues.

Amount: Undeterminable

Defendant	:	Edesur S.A.
Court	:	N° 11 Federal Administrative First Instance National Court, Registry of the Court N° 21.
Case/Identification	:	142321/02

Summary of proceedings: The Users and Consumers Union wants a modification of the type of rate applied to the many condominium owners consortiums existing in the City of Buenos Aires and EDESUR users. This would imply an important reduction of the values to be invoiced in future to these consortiums, as well as the obligation for retrospective reimbursement of “unduly” received amounts.

Process status: Evidence stage. The accounting expert evidence stage ended. Its transfer was ordered.

Amount: Undeterminable

Plaintiff	:	Edesur S.A.
Defendant	:	Secretaría de Energía de la Nación.
Court	:	N° 3 Federal Administrative First Instance National Court, Registry of the Court N° 5.
Case/Identification	:	1856/97

Summary of proceedings: In accordance with a provision in Power Law 24065, the power sector concessionaire companies must pay a significant rate to the Power Regulating National Agency with the purpose of financing its controlling and regulating activities (the rate is paid by EDESUR, among other concessionaires.)

Process status: First instance sentence was pronounced in favor of the company. The counterparty appealed against the sentence.

Amount: Undeterminable.

Compañía de Electricidade do Rio de Janeiro S.A.

Plaintiff	:	Meridional S/A Servicios, Emprendimientos y Participaciones.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	9ª Vara de Hacienda Pública de Río de Janeiro
Case/Identification	:	98.001.048296-8

Summary of proceedings: Mistral and Civel, represented by Meridional, filed disputes to be creditors of the old power distribution state company CELF (Centrais Elétricas Fluminenses S.A.”) on the grounds of works contracts entered into with the said company. In its representation, Meridional demands payment of certain collectable invoices and contract fines due to the above mentioned work contracts termination for an amount of R$136,085,827.20.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: The procedure had been suspended until appeals against other actions of the same nature filed by CIVEL AND MISTRAL against CELF are solved (discussion on the contract anticipated termination validity), which were won by CELF. These actions are not included herein because the Compañía de Electricidade do Rio de Janeiro S.A. is not part of them. This was due to the fact that the Court considers it necessary to examine the effect the final decision on the said actions may have on the case we are facing.

Amount: US$106,808,116.73.

Plaintiff	:	Cibrapel S/A Industria de Papel y Embalajes.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Vara Única de Guapimirim
Case/Identification	:	766

Summary of proceedings: 1) To sentence Compañía de Electricidade do Rio de Janeiro S.A. to indemnify for material and moral losses resulting form the poor quality of the services provided by Compañía de Electricidade do Rio de Janeiro S.A. between 1991 and 1998. 2) To sentence the Compañía de Electricidade do Rio de Janeiro S.A. to reimburse the amounts paid due to a rate increase based on administrative resolutions (portarías) 38 and 45 of 1986, which are considered illegal by the Government and the Courts.

Process status: Compañía de Electricidade do Rio de Janeiro S.A. protested and, as an expert’s appraisal is necessary to verify the alleged indemnities due to power blackouts, the expert’s appraisal production stage was started.

Amount: US$18.206.065, 95.

Plaintiff	:	ABRACON - Associação Brasileira do Consumidor.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	4ª Vara Civil de São Gonçalo/RJ
Case/Identification	:	2000.004.012307-7

Summary of proceedings: Contesting of the constitutionality of the “public lighting rate” (TIP), charged by Compañía de Electricidade do Rio de Janeiro S.A. in its invoices. Compañía de Electricidade do Rio de Janeiro S.A. argues that it is just a collector of the rate, lacking passive legitimacy.

Process status: The ruling declared the Compañía de Electricidade do Rio de Janeiro S.A. passive illegitimacy and accepted the defense preliminarily. Due to this sentence, on May 28, 2004, the Attorney’s General Office filed an appeal and we are waiting for the date the trial will take place.

Amount: US$7,089,062.82.

Plaintiff	:	Núcleo de Defesa do Consumidor-NUDECON.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A. y LIGHT.
Court	:	8ª Vara Empresarial do Rio de Janeiro.
Case/Identification	:	1999.001.168990-1	.

Summary of proceedings: Collective civil lawsuit filed on December 13, 1999, with the purpose of preventing suspension of power supply to consumers in arrears, as well as to consumers in irregular situations (stealing of power.) Process status: Waiting for the resolution of the appeal filed by Compañía de Electricidade do Rio de Janeiro S.A. to the Higher Court. Once the appeal is resolved, if rejected, the case file will return to first instance for hearing and sentence.

Amount: Undeterminable.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	2ª Vara Federal
Case/Identification	:	Ordinary Action 96.0035653-0

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Summary of proceedings: 1) The tax immunity declaration of Compañía de Electricidade do Rio de Janeiro S.A. regarding the tax called COFINS; and 2) The Unión Federal sentence to reimburse payments for COFINS during the last five years, corrected and increased with the legal charges based on the decision processed in Court and contained in Security Order N° 92.0113589-4.

Process status: Sentence was pronounced declaring groundless the Compañía de Electricidade do Rio de Janeiro S.A. request. An appeal filed by Compañía de Electricidade do Rio de Janeiro S.A. is still pending.

Amount: US$10,730,000.

Plaintiff	:	Unión Federal
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	TRF First Section
Case/Identification	:	Annulment Action N° 97.02.09655-3.

Summary of proceedings: The Unión Federal filed an annulment action against Compañía de Electricidade do Rio de Janeiro S.A. to the Second Region TRF with the purpose of annulling the ruling (Security Order Nº 92.0113489-4) that recognized its tax immunity regarding the COFINS withholding.

Process status: On February 2, 2003, members of the TRF – 2nd Region special agency unanimously rejected the appeal of Unión Federal/Hacienda Nacional, a ruling that was appealed against. This last appeal is pending.

Amount: US$121,496,000.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	2ª Vara Federal de Niterói.
Case/Identification	:	Ordinary Action 96.0035652-1.

Summary of proceedings : Compañía de Electricidade do Rio de Janeiro S.A. wants tax immunity to be declared regarding its collection of tax called PIS, and Unión be sentenced to reimburse the total amounts collected during the last five years, starting from August, 1996, based on § 3 of article 155 of the Federal Constitution.

Process status: Sentence unfavorable to Compañía de Electricidade do Rio de Janeiro S.A. in first instance. Appeal to the Federal Regional Court pending.

Amount: US$21,806,000.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	2ª Vara Federal de Niterói.
Case/Identification	:	Preventative Action 96.0034797-2

Summary of proceedings : Preventative action in lawsuit by Compañía de Electricidade do Rio de Janeiro S.A. based on § 3 of article 155 of the Federal Constitution with the purpose of suspending the tax credit suit regarding the tax called PIS which is deposited under regulation periodically.

Process status: The sentence was not appealed against by the defendant. Therefore, the authorization to continue with the legal deposits was maintained. Taking into consideration the lawsuit procedures from the petition, the possibility of swing the ruling for provisional execution and the list of legally deposited values is being studied.

Amount: US$21,806,000.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	4a Vara Federal de Niterói y 2ª Vara Federal de Niteroi
Case/Identification	:	Ordinary Action 96.0035652-1 and Ordinary Action 96.0035387-5.

Summary of proceedings: Compañía de Electricidade do Rio de Janeiro S.A. wants to obtain the declaration of nonexistence of a legal-tax relation (tax immunity) regarding payment of the tax called FINSOCIAL and affecting its gross monthly income. Also, the company wants the Unión to be sentenced to fully reimburse the amounts collected during the last five years, from October 1996 and, therefore, the Unión to be sentenced to pay the difference between the payment value according to Laws 7,787/89, 7,894/89, and 8,147/90, and the amount owed according to Decree-Law 1,940/82, during the above mentioned period.

Process status: The Compañía de Electricidade do Rio de Janeiro S.A. and Unión Federal filed and appeal against the first instance sentence. Court records were sent to the Federal Regional Court. Hearing before the said Court is pending.

Amount: U$7,269,000.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	3rd Group – Federal Regional Court of the 2nd Region and 2ª Vara Federal de Niteroi
Case/Identification	:	Ordinary Action 96.0035652-1 and Appeal against Security Order 2000.02.01.055412-5

Summary of proceedings: This is a preventative constitutional action (“Mandado de Segurança Preventivo”) aimed to prevent the application of the 30% taxable profit limit imposed by the Unión Federal for the calculation of the IRPJ base and the CSLL negative calculation bases recorded until December 31, 1994, (excluding 1993.)

Process status: First instance sentence fully favorable to the Compañía de Electricidade do Rio de Janeiro S.A. interests. Hearing of the appeal filed by the Unión Federal to the Federal Regional Court pending since August 7, 2001.

Amount: Undeterminable.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	5th Group – Federal Regional Court of the 2nd Region and 2ª Vara Federal de Niterói.
Case/Identification	:	Ordinary Action 96.0035652-1 Appeal against Security Order 1998.51.02.207129-6

Summary of proceedings: It is the same as the previous lawsuit, but for fiscal years are 1993, 1995, and 1996, with profit generated in 1998 and after.

Process status: First instance sentence fully favorable to the Compañía de Electricidade do Rio de Janeiro S.A. interests. Hearing of the appeal to the Federal Regional Court of the 2nd Region pending since October 7, 2003.

Amount: Undeterminable.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Unión Federal
Court	:	2ª Vara Federal de Niteroi
Case/Identification	:	Ordinary Action 96.0035652-1 Lawsuit 98.0207203-6

Summary of proceedings: This is a preventative constitutional action (“Mandado de Segurança”) with the purpose of ensuring the company the right to immediately and fully deduct the 1990 balance sheet indexing difference effects over devaluation, depreciation, and disposal of fixed assets for determining the calculation base for the Social Contribution over Profits – CSL. (Law 7,689/88) on the 1988 and following calendar years.

Process status: On May 19, 1998, sentence was pronounced only partially accepting the Compañía de Electricidade do Rio de Janeiro S.A. allegations. We are waiting for the publication of the ruling rejecting an appeal for reconsideration. After this it is possible to resort to higher courts.

Amount: US$20,000,000.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	INSS – Instituto Nacional de Seguridad Social and FNDE – Fondo Nacional de Desarrollo de la Educación.
Court	:	8ª Vara Federal de Niterói.
Case/Identification	:	Lawsuit 2000.51.01.011750-5.

Summary of proceedings: Declaration of unconstitutionality of values collected as education wages by the Instituto Nacional de Seguridad Social and the Fondo Nacional de Desarrollo de la Educación during the May 1977 to April 1988 period is requested, and the resulting recognition of the Compañía de Electricidade do Rio de Janeiro S.A. right to credit the said values with contributions about to expire and collected by the INSS for future compensations. The said payment is said to be a tax in nature and a violation of tax legality and compliance.

Process status: Sentence partially accepted; appeals were filed to the Federal Regional Court of the 2nd Region; their solution is pending.

Amount: U$15,356,150.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Fondo Nacional del Desarrollo de la Educación – FNDE, Instituto Nacional del Seguro Social – INSS and State of Río de Janeiro
Court	:	Vara Federal de Niterói.
Case/Identification	:	Lawsuit 98.0203718-4

Summary of proceedings: This is a action with the purpose of declaring unconstitutional the contribution called “Salario Educación” this obtaining the reimbursement of values collected by the defendant between July 14, 1988, and May 4, 1998.

Process status: The tutelary action was not accepted and an appeal “Agravo de Instrumento” was filed (interlocutory sentence appeal.) The appeal has been pending in the Federal Regional Court since May 24, 2002.

Amount: U$11,685,150.

Plaintiff	:	Compañía de Electricidade do Rio de Janeiro S.A.
Defendant	:	Superintendente Estadual de Fiscalización de la Secretaría de Estado de Hacienda and Inspector de la Inspectoría de Fiscalización Estadual – Contribuyentes de Grande Porte
Court	:	11ª Vara de Hacienda Pública of the Rio de Janeiro State
Case/Identification	:	Lawsuit 1999.200.013.062-7 (2946/1)

Summary of proceedings: This is a preventative constitutional action (“mandado de segurança preventivo”) aimed to prevent the limitation imposed by article 2 of Law 3,188/99 that restricted the right to use the credit resulting from the tax called ICMS in connection with the purchase of fixed assets goods.

Process status: On December 14, 1999, sentence was pronounced and the petition was accepted to declare the possibility for Compañía de Electricidade do Rio de Janeiro S.A. to fully use credits resulting from the ICMS for the purchase of fixed assets. Currently, the petition “Agravo de Instrumento” filed by the Rio de Janeiro State to the Federal Supreme Court is pending.

Amount: U$14,805,300.

Plaintiff	:	Secretaría de la Receta Federal.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Taxpayers Council of the Ministry of Finance.
Case/Identification	:	Infringement Procedure 0710200/00370/02 and Administrative Lawsuit 10730.002730/2003-13.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Summary of proceedings: Tax infringement for a supposedly unpaid difference corresponding to tax called COFINS. During the mandatory verification procedures, differences between the declared values, the registered values, and the collected values and those paid in connection with COFINS were verified for the December 2001 to June 2002 period.

Process status: On August 11, 2003, Compañía de Electricidade do Rio de Janeiro S.A. filed its contest to the Infringement procedure, which was accepted by the Comisaría de la Receta Federal de Juzgamiento de Niterói/RJ. Currently, the procedures are at the Comisario de la Receta Federal de Niterói/RJ waiting to be sent to the Taxpayers Council of the Ministry of Finance for the Voluntary Appeal ruling.

Amount: US$32,870,000.

Plaintiff	:	Engineers Union of the Rio de Janeiro State in representation of 133 employees
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Vara do Trabajo de Niterói
Case/Identification	:	Enforcement Action 628/1993

Summary of proceedings: In Collective Agreements 263/84 and 282/85, effective from November 1984 to October 1985, and from October 1985 to November 1986, respectively, wage adjustment, 4% productivity payment, and 4% semi-annual readjustment clauses were established. These are financial clauses that determine a salary adjustment for engineers in a percentage determined in the collective agreements, in addition to a productivity bonus, and semi-annual salary readjustment.

Process status: It is at credit settlement stage against Compañía de Electricidade do Rio de Janeiro S.A. Waiting for the ruling on the appeal for reconsideration filed by Compañía de Electricidade do Rio de Janeiro S.A. against the temporary settlement before the Brasilia Labor Court.

Amount: US$11,262,798.63.

Plaintiff	:	Secretaría de la Receta Federal.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Taxpayers Board of the Ministry of Finance.
Case/Identification	:	Infringement Action 0710200/00370/02 and Administrative Lawsuit 10730.002674/2003-17.

Summary of proceedings: Tax infringement due to supposedly unpaid difference of tax called IRPJ. The Infringement Action results from the improper compensation of fiscal losses, taking into consideration that the 30% compensation limit, adjusted by additions and exclusions provided and authorized by the income tax legislation on net profits was not observed. On the contrary, the company compensated the total of its real profit under Security Order 98.0207129-3, under procedure at the 1st Vara Federal of the Rio de Janeiro Judicial Section in Niterói.

Process status : On 08/08/2003, the Compañía de Electricidade do Rio de Janeiro S.A. filed an appeal against the Infringement Action that was partially accepted, to maintain the fiscal lawsuit in the remaining value of R$18,265,719.04, in addition to the arrears charges. Because of this, on July 27, 2004, Compañía de Electricidade do Rio de Janeiro S.A. filed a petition requesting to register in the Secretaría de la Receta Federal information systems the suspension of the IRPJ remaining balance demand, on the grounds of the ruling contained in the Security Order 98.0207129-3. However, the lawsuit proceedings are currently at the First Taxpayers Board of the Ministry of Finance waiting for the ruling on the Official Appeal filed by the Receta Federal.

Amount: US$6,750,000.

Plaintiff	:	Secretaría de la Receta Federal.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Comisaría de la Receta Federal de Juzgamiento.
Case/Identification	:	Infringement Action 00218 and Administrative Lawsuit 10730.002007/99-24.

Summary of proceedings: Tax infringement due to possible unpaid difference on tax called CSL.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: On June 7, 1999, Compañía de Electricidade do Rio de Janeiro S.A. filed its contest of the Infringement Action, which was accepted by the Comisaría de la Receta Federal de Juzgamiento. On these grounds, Compañía de Electricidade do Rio de Janeiro S.A. filed a Voluntary Appeal partially accepted by the 3rd Cámara of the 2nd Taxpayers Board of the Ministry of Finance, to exclude from the calculation out the debit corresponding to the interest on the payment delay and unduly included in the R$4,305,641.37 value. Currently, the lawsuit proceedings are at the fiscal control and supervision service of the Comisaría de la Receta Federal en Niterói/RJ.

Amount: US$6,800,000.

Plaintiff	:	Selma de Souza and other 122 complainants.
Defendant	:	Compañía de Electricidade do Rio de Janeiro S.A.
Court	:	Segunda Vara del Trabajo de Niterói.
Case/Identification	:	Labor Demand 3142/1995.

Summary of proceedings: The complainants, discharged from the company, want to be reinstated and be applied a stability guarantee.

Process status: Waiting for the ruling on the appeal filed by Compañía de Electricidade do Rio de Janeiro S.A. to the Brasilia Labor Court.

Amount: US$21,501,706.48.

Coelce S.A.

Plaintiff	:	Inácio Nunes Arruda & Others.
Defendant	:	Coelce.
Court	:	2a Vara da Fazenda Pública – Ceará
Case/Identification	:	2002.02.38915-4

Summary of proceedings: People’s action for the annulment of the Coelce sale process.

Process status: The process has been suspended for more than a year, and it may be soon dismissed.

Amount: Undeterminable.

Codensa S.A.

Plaintiff	:	Henry Patiño and Others.
Defendant	:	Codensa, Bogotá Capital District and Empresa de Energía de Bogotá S.A. ESP (EEB)
Court	:	Cundinamarca Administrative Court, Third Section – Sub-section “B”.
Case/Identification	:	Case file 03-0680.

Summary of proceedings: The plaintiffs want: i) Termination of the agreement because it was entered into without compliance with the legal requirements, as the Capital District did not select the contractor through a public bidding; ii) The rate established by Codensa and the Capital District in January, 2002, is illegal and excessive; iii) The payment agreement on debts corresponding to 1998, 1999, and 2000, entered into in 2002, were at an illegal and harmful rate; iv) Amounts collected from 1998 to today are to be re-invoiced deducting the overcharge, which CODENSA should reimburse to the Capital District; and v) Payment of 15% incentive to the plaintiff (US$4 million) and from 10 to 159 person’s minimum wages (US$20,000).

Process status: Evidence stage.

Amount: US$25,000,000.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	:	Users of the public lighting service in La Calera Municipality.
Defendant	:	Codensa and La Calera Municipality.
Court	:	Cundinamarca Administrative Court, Second Section – Sub-section “A”.
Case/Identification	:	Case file 02-1012.

Summary of proceedings: Codensa provides public lighting service to La Calera Municipality and another 90 municipalities in the Cundinamarca Province. With some of them, there is no written contract or authorization from the corresponding agency (Municipal Council and Mayor). The plaintiffs argue that there is no written contract for the service provision and, therefore, they demand reimbursement of the amounts collected. They also argue that the service to rural areas is invoiced although these areas have no public lighting.

Process status: Evidence stage.

Amount: Undeterminable.

Edelnor S.A.

Plaintiff	:	Edelnor S.A.A.
Defendant	:	Superintendencia Nacional de Administración Tributaria -SUNAT-.
Court	:	First Court Specialized in Administrative Procedures
Case/Identification	:	Case file: 426-2004

Summary of proceedings: Legal procedure requesting partial annulment of Resolution 00100-5-2004 and recognition of the legality of the assets re-evaluation operation carried out by the company in accordance with Law 26283.

Process status: Ruling is pending in the administrative proceeding under the lack of exhaustion exception filed by the Fiscal Court.

Amount: US$60,623,123.

Endesa S.A.

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta and the Treasury of Chile
Court	:	30th Civil Court of Santiago
Case/Identification	:	4061-2002

Summary of proceedings: The plaintiff demands absolute annulment of assignment and transfer of any other legal transaction by Endesa to Celta regarding real estate forming the maritime lease granted to Endesa in the Punta Patache area, First Region, and its declaration of expiration by the Court.

Process status: The parties were summoned for the sentence.

Amount: Undeterminable.

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta and Puerto Patache S.A. Sea Terminal
Court	:	Eight Civil Court of Santiago
Case/Identification	:	129-2003

Summary of proceedings: The plaintiff requested the defendants mandatory fulfillment of the so-called “Bidding Contract” called by Celta and in which the latter, Endesa, Patache S.A. Sea Terminal, and Punta de Lobos S.A. participated. The plaintiff argues that the contract was not fulfilled.

Process status: The sentence rejected the demand. Appeal filed by the plaintiff is pending at the Santiago Court of Appeal. The preventive action prohibiting actions or contracts on Puerto Patache is effective.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amount: Undeterminable

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Treasury of Chile (ENDESA is third party involved)
Court	:	21st Civil Court of Santiago
Case/Identification	:	553-2003

Summary of proceedings: The plaintiff demanded annulment of Supreme Decree 139 of 2002, issued by the Ministry of Defense, Navy Department, on the grounds that the said Decree was issued in contradiction to the legal provisions regarding its issuance. According to this Decree, the expansion of the Endesa maritime lease was extended for the loading of salt through Puerto Patache, in the First Region.

Process status: The evidence term has expired, and the parties are waiting to be summoned for sentence. Regarding the preventive actions suspending any application of Supreme Decree 139 of 2002, of the Navy Department, ruling on the appeal against the resolution that prevented its annually is pending.

Amount: Undeterminable.

Plaintiff	:	Maria Elena Teresa Sola Ruedi
Defendant	:	Endesa, Minister of Economy, and Superintendent of Electricity and Fuels.
Court	:	Santa Barbara Court of First Instance

Summary of proceedings: The demand is to change the easement regime for expropriation, and payment for a larger flooded surface. Regarding subsidy, re-assessment of the indemnity amount paid for the easement is demanded.

Amount: Undeterminable.

Process status: Summons took place, and the plaintiffs – Endesa and the Treasury- alleged the Court to be incompetent. The Court ordered suspension of the proceedings and accepted the incident on trial. The Treasury filed petitions and was granted appeal regarding the refund. To this date, deducted incidents are pending for ruling.

Amount: Undeterminable.

Pangue S.A.

Plaintiff	:	Empresa Eléctrica Pangue S.A.
Defendant	:	Chilectra S.A.
Court	:	18th Civil Court of Santiago
Case/Identification	:	3886-99

Summary of proceedings: The action demands annulment of the obligation to pay compensation to regulated price users resulting from Power Rationing Decree 287 from the Ministry of Economy.

Process status: Ruling is about to be pronounced on this case.

Amount: Undeterminable.

Compañía Eléctrica de Tarapacá S.A.

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta, Minera Puerto Patache S.A. Sea Terminal
Court	:	Eighth Civil Court of Santiago
Case/Identification	:	129-2003

Summary of proceedings: The plaintiff demanded the defendants be ordered to mandatorily fulfill of the so-called “Bidding Contract” called by Celta and in which the latter, Endesa, Patache S.A. Sea terminal, and Punta de Lobos S.A. participated. According to the plaintiff, the contract was not fulfilled.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: Sentence rejected the demand. Jurisdiction on the appeal filed by the plaintiff to the Santiago Court of Appeal pending. The preventive action prohibiting entering into actions or contracts on Puerto Patache continues in effect.

Amount: Undeterminable.

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta and the Treasury of Chile
Court	:	30th Civil Court of Santiago
Case/Identification	:	4061-2002

Summary of proceedings: The plaintiff demands absolute annulment of assignment and transfer of any other legal transaction by Endesa to Celta regarding real estate forming the maritime lease granted to Endesa in the Punta Patache area, First Region, and its declaration of expiration by the Court.

Process status: The parties were summoned for sentence.
Amount: Undeterminable.

Plaintiff	:	Celta
Defendant	:	Empresa Constructora Belfi S.A.
Court	:	Arbitration Court (Raúl Varela Morgan)

Summary of proceedings: The legal action resulted from differences regarding construction of the Puerto Patache dock, whose concrete is contaminated with chloride.

Process status: Summons took place, and proceedings were lodged. The petition has not been filed yet.

Amount: Undeterminable.

Plaintiff	:	Celta
Defendant	:	Foster Weehler
Court	:	Arbitration Court (Vasco Costa)

Summary of proceedings: The legal action resulted from differences regarding construction of the Tarapacá Plant powerhouse, whose concrete is contaminated with chloride.

Process status: Arbitrator Vasco Costa Ramirez was assigned, notification of his appointment is still pending.

Amount: Undeterminable.

Hidroeléctrica El Chocón S.A.

Administración Federal de Ingresos Públicos (“AFIP”) - Dirección General Impositiva (“DGI”)

On December 28, 2000, the AFIP - DGI claimed under Company Resolution 166/00 (which officially assessed an amount of ThCh$328,256 on income tax corresponding to withholdings on beneficiaries abroad) that the Company omitted withholding income tax on certain payments made abroad in order to obtain a bank loan during fiscal year 1994. Also, it ruled that the Company must pay ThCh$745,797 as compensation interests calculated to December 20, 2000. The Company did not withhold the said amounts considering them income from a foreign source not subject to taxation by the beneficiaries. The Company filed its corresponding answer to the charges and rejected the tax adjustment carried out. Finally, the AFIP - DGI decided to apply the Company a ThCh$229,779 fine on possible infringement of article 45 of Law 11,683. On February 20, 2001, the Company filed an appeal to the National Fiscal Court.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

On December 28, 2000, the Company was notified under Resolution 204/00 that officially been assessed the taxes and charges payables on added value tax for the December 1993 to July 1995 period, that it was to compensate the amounts to be recorded with credit amounts and pay ThCh$148,533 on compensation interest to December 11, 2000. Also, it was ruled to apply to the Company a ThCh$195,907 fine on the possible infringement of article 45 of Law 11,683. The AFIP-DGI considers inappropriate Company’s determination of when taxability occurred, as it considers provisions in article 18 of the Value Added Tax Law rules and regulations decree applicable. The Company rejected the AFIP-DGI intention to apply article 18 of the Value Added Tax Law rules and regulations decree to the taxable facts perfected before the rules and regulations publication date in the Official Gazette. It was alleged that the said regulation is unconstitutional as well as application of decree 493/95 which pertained to the interests and fines on expired obligations or infringements, or committed before July 31, 1995. On February 20, 2001, the Company filed an appeal to the National Fiscal Court.

Royalties

On June 26, 2000, the Company was notified of a legal action regarding the collection of interest on royalties supposedly paid out of term. The legal action was started in the Province of Neuquén before the National Supreme Court of Justice and it includes an initial amount of approximately ThCh$294,469.

In addition, on September 27, 2000, the Company was notified of a new legal action in the Province of Neuquén against the National State and the hydro-electric plants of Comahue in order to collect royalties on the funds accumulated in the Sales Account. The said legal action does not state amount or date from which the claimed amounts are owed, but the action tries to collect 12% of the funds it understands each generator has contributed to the said account.

Dirección Provincial de Rentas of the Buenos Aires Province

On September 10, 2001, the Company received from the Dirección Provincial de Rentas of the Buenos Aires Province notification on the start of an official assessment for ThCh$324,071 (the amount does not include interests or fines), as taxation on the gross income corresponding to fiscal years from February 1995 to December 1998. The differences claimed result from: a) non-registration of the tax in the Buenos Aires Province between February 1995 and June 1996 regarding the contracts entered into by the Company, and b) application of a rate lower than the applicable one. On October 25, 2001, the Company entered a ThCh$120,192 debt in the easy payment terms regime provided by Law 12,727. On December 28, 2001, the Dirección Provincial de Rentas notified the Company on Resolution 655/01 that (i) determined that the Company paid by default the amount of ThCh$184,045 corresponding to the tax on gross income for the fiscal years from February to December 1995, January to December 1996, January to December 1998; and (ii) applied a fine of ten percent of the supposedly unpaid amount to the Company. On January 22, 2002, the Company filed an appeal reporting that the amount included in the easy payment terms regime had not been considered, and the reasons for which the rate indicated by the Dirección Provincial de Rentas is not applicable.

Hidroinvest S.A.

On December 27, 2000, the AFIP-DGI notified Hidroinvest S.A. on Resolution 519/00 that officially determined the amount of ThCh$729,283 as income tax for the 1993 fiscal year that Hidroinvest S.A. supposedly should have paid on the difference between the purchase and transfer values of the bonds handed over to the National State on the benefits obtained from the said operation, considering that a debt was paid for an amount larger than the bonds purchase value and ThCh$1,568,687 corresponding to compensation interest. Also, the AFIP-DGI applied Hidroinvest S.A. a ThCh$510,498 fine on an alleged infringement of article 45 of Law 11,683. The agency considered that Hidroinvest S.A. should have paid the tax on the difference between the acquisition and transfer values of the bonds handed to the National State and corresponding to the benefits obtained from the operation, considering that a debt for an amount larger than the bonds purchase cost was paid. The Company appealed against the resolution of the National Fiscal Court. Sentence was pronounced on May 26, 2004, confirming the Resolution regarding the tax and its interests and annulling the fine applied. In the fist case, Hidroinvest S.A. was sentenced to pay the legal costs. The company and the Treasury appealed against the sentence.

This sentence was appealed against to the Federal Administrative National Chamber of Appeal.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

With the purpose of preventing the start of the fiscal execution of the supposed credit determined by the AFIP-DGI and confirmed by the National Fiscal Court, on July 30, 2004, the Company paid the amount of ThCh$729,283 fine and ThCh$2,552,286 on interests, expressly putting on record that it did not agree with the payment resulting from the petition for reconsideration and limited appeal filed against the sentence of the National Fiscal Court.

On October 15, 2004, professional fees of the legal representative and the National Treasury attorney were established at ThCh$75,833 and ThCh$252,777, respectively, for their work during the processing of the case file before the National Fiscal Court. On November 2, 2004, an appeal was filed against the regulations, for overcharging. However, it is necessary to highlight that in the petition for reconsideration and limited appeal filed against the National Fiscal Court sentence, an appeal was filed against the payment of legal costs applied to Hidroinvest S.A. in connection with the tax adjustment. For this reason, if the petition is accepted in this point, the regulated professional fees should not be paid by the Company.

On November 30, 2004, petitions of appeal filed by both parties against the professional fees regulation were granted. The resolution was notified to the parties; therefore, it only remains for the case file to be sent to the Federal Administrative National Chamber of Appeal for consideration of the petitions of appeal.

Central Costanera S.A.

On July 25, 1990, the Italian Government authorized Medio Credito Centrale to grant the Government of the Republic of Argentina a financial credit of up to US$93,995,562 to finance the purchase of goods and services of Italian origin and used in the restoration of four groups in the steam-electric power plant property of Servicios Eléctricos del Gran Buenos Aires (“SEGBA”). The said credit financed the purchase of goods and services included in Work Order 4322 (the "Order,") issued by SEGBA to a trust headed by Ansaldo S.p.A. of Italy. According to the terms in the "Agreement on Work Order 4322": (i) SEGBA mandated Central Costanera S.A. to manage the execution of the services in the Order and executed the work and services that according to the Order corresponded to SEGBA; and (ii) Central Costanera S.A. undertook to pay the National Energy Department (the "Energy Department") the capital share and interests resulting from the credit granted by Medio Credito Centrale, at a 1.75% annual rate (the "Agreement.") As a guarantee of fulfillment of the economic obligations undertaken by Central Costanera S.A., the buyers -holder of class "A" shares of Central Costanera S.A.- established a pledge on the total of class "A" shares of their property. If the agreement is not fulfilled and the guarantee is executed, the Energy Department may immediately proceed with the sale of the shares in guarantee through a public bidding, and exercise the political rights corresponding to the pledged shares.

Through the application of Law 25,561, Decree 214/02, and its rules and regulations, Central Costanera S.A. payment obligation resulting from the Agreement has been "pesified" to the exchange rate of one peso equal to an American dollar, in addition to the reference stabilization factor (“CER,”) and maintaining the obligation original interest rate. On January 10, 2003, the National Executive Branch issued Decree 53/03 that modified Decree 410/02, incorporating section j) to its article one. Through this regulation, "pesification" is excluded from the obligation applied to provincial states, municipalities, and companies from the public and private sector of providing amounts of money in foreign currency to the National Government when the amounts result from subsidiary or other nature loans and guarantees originally financed by multilateral credit agencies or originated in liabilities assumed by the National Treasury and refinanced with foreign creditors.

Central Costanera S.A. considers that the loan resulting from the Agreement does not fit in any of the provisions in Decree 53/03 and, if it did, there are solid reasons that determine that Decree 53/03 is unconstitutional because it openly violates the principle of equality and the property right established in the National Constitution. If the said provisions were complied with, the contingency would imply, to December 31, 2004, decrease of the period net profits of around US$8 million, and an indebtedness increase of around US$20 million. To this date, the Energy Department has not claimed against the “pesified” payments from Central Costanera S.A.

To December 31, 2004, the Central Costanera S.A. debt regarding the Agreement and including the interest earned reaches US$20,656,020, while at December 31, 2003, it was US$22,593,478.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Edegel S.A.

•	Edegel / Sunat

As a result of the auditing of tax obligations compliance on income tax during the 1995 to 1999 fiscal years, on December 7, 2001, Edegel was notified by SUNAT on resolutions of assessment and fine for ThUS$90,290.17. The main objection referred to real estate, machinery, and equipment devaluation provision for every audited period.

The observation “Fiscal Year Provisions, Real Estate, Machinery, and Equipment Devaluation” corresponding to the 1999 fiscal year meant, in management’s opinion, a violation of the Tax Stability Agreement entered into with the Supreme Government, because SUNAT founds its observation on the Seventh Temporary and Final Provision of Law 27034, which modified the income tax general regime, under the said Agreement. On mutual agreement, the parties submitted the differences to the decision of an arbitration court. On April 22, 2002, the said court ruled declaring Edegel legal action unfounded and the Seventh Temporary and Final provision of Law 27034 non-applicable.

Before the arbitral award, on March 19, 2002, through Administration Resolution 015-4-14948, the Administration declared the demand filed by Edegel against the assessment and fine resolutions partially founded, and maintained the most significant observations. This resolution was appealed by Edegel to the Fiscal Court on April 10, 2002.

On November 20, 2002, the Fiscal Court issued Resolution 06619-4-2002, stating that the arbitral award must be respected and, accordingly, the Seventh Temporary and Final Provision of Law 27034 is not applicable to Edegel while its Tax Stability Agreement is in effect. However, the Fiscal Court also declared that Administration Resolution 015-4-14948 is invalid because the administrative procedure was not suspended in the first instance while the arbitration was being solved, and ordered the return of the case file to the Sunat for solution, taking into consideration the arbitral award, and for the ruling taking into consideration the applicable interpretation methods and, if necessary, qualified taxable facts in accordance with Regulation III of the Tax Code Single Text Preliminary Title.

On July 10, 2003, Edegel was notified through Administration Resolution 0150150000032, according to which the Tax Administration concluded that tax benefits regulated by Law 26283 and its rules and regulations are not applicable to the company as no real separation occurred in 1996. Also, validity of the assessment that sustained the market value attributed as accounting cost of the goods purchased during the separation process was questioned, because the methodology established in the General Assessment Rules and Regulations was not applied.

On August 1, 2004, Edegel filed a petition of appeal against the said Administration Resolution 0150150000032, attaching a series of evidence that included an assessment prepared, on its request, by the Technical Assessment Agency of Peru, which established that to November 28, 1995, the values of the fixed assets goods transferred due to the company reorganization reached a total amount of US$868,381,396.00, which, in terms of assessment engineering, virtually matches the amounts provided in the expert’s appraisal that supported the revaluation carried out due to the use of Law 26283 regime.

On the other hand, on November 14, 2003, Edegel filed a written document partially giving up the appeal filed against Administration Resolution 0150150000032, and through which it accepts the validity of a series of observations made by SUNAT (paying the omitted tax and its corresponding interests) and maintains its contents regarding the three more significant observations, such as: (i) observation on excessive devaluation as the result of ignorance of use of Law 26283 due to application of Regulation VIII of the Tax Code Preliminary Title and to an alleged invalidity of the assessment; (ii) the observation on the difference regarding liabilities exchange in foreign currency corresponding to fixed assets of 1998 and 1999 fiscal years; and (iii) the observation on the intangible depreciation and provisions for doubtful collection accounts.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

On September 10, 2004, through resolution 06686-4-2004, the Fiscal Court ruled the partial discontinuance of the appeal filed by EDEGEL on November 14, 2003, with the purpose of taking advantage of the SEAP. Also, the Fiscal Court ruled that application of Regulation VIII of the Tax Code lacks validity, for which the Tax Administration concluded that the split of Talleres Moyopampa was not effective and disregarded the assets transfer carried out within its framework. Regarding assets revaluation with tax purposes carried out by the company, the Tax Administration will have to determine the assets’ book cost and, if the Administration considers that this amount exceeds the market value, the corresponding adjustment will be carried out. On the other hand, the observation regarding the exchange difference for liabilities in foreign currency corresponding to fixed assets of the 1998 and 1999 fiscal years, and the observation on intangible depreciation and provisions for doubtful collection accounts was confirmed.

•	Note on General Sales Tax for the 2000 Period

On December 27, 2004, Edegel was notified the assessment and fine resolutions for an approximate amount of ThUS$8,226.69 (including tax as well as interests and fines). The main observation is Sunat ignorance of the economic reality corresponding to a transaction carried out in 2000 by Edegel and its controller Generandes.

Edegel and Generandes entered into a Technical Assistance Contract for the Development and Management of Projects, according to which Generandes, directly or indirectly, would provide Edegel engineering, development, consulting, technical assistance, and construction supervision services for the development and construction of the hydro-electric power generating Yanango and Chimay projects.

Generandes sub-contracted its shareholders Entergy Peru and Conosur to provide, on its behalf, the services it had undertaken. Contracts were signed with both companies and the total of the undertaken obligations was transferred to them in exchange for a fee.

Sunat questions the effective service provision based on the following arguments:

1.	It considers that Generandes, as well as Conosur and Entergy Peru (the companies sub-contracted by Generandes), are holdings without capacity to provide the said services.

2.	It considers that, without documentation proving that Conosur and Entergy Peru sub-contracted their shareholders (Endesa of Chile and Entergy Co. from the United States, respectively) to provide the services to Edegel, it is not possible to accept the documentation submitted by Edegel and prepared by personnel from Endesa Chile and Entergy Co.

3.	It considers that development and management of the Yanango and Chimay projects were carried out by Edegel itself through its project management, and not by a third party.Therefore, SUNAT concludes that it is not possible to apply the Sales General Tax credit right resulting from the invoices issued by Generandes because it has been established that services were not provided by Generandes.

The company external legal advisors consider that Sunat evaluation of the supporting documentation submitted by the company is subjective and not sufficient to call the operation non-existing, as SUNAT concludes that the service existed, but was provided by officials and directors from Edegel itself. SUNAT has not taken into consideration that the said officials did not receive salaries from Edegel (they were not employees, therefore, they were not in the payroll) or fees corresponding to the said services. Also, Sunat has not taken into consideration that it is obvious that a director’s tasks do not include managing projects or carrying out their engineering.

SUNAT feels it has proved that the company received a free service from these official and from other personnel from Endesa Chile and Entergy Co. and that, at the same time, the company paid Generandes for a non-existing service. Although it admits that the projects were completed (but, according to SUNAT, under these officials free supervision and consulting,) it concludes that there is no motive between payment to Generandes and Edegel income generation, as the said payments are not connected with the services received by its own personnel (employees and directors) who worked without collecting any salary or fee whatsoever.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The company will appeal against the assessment and fine resolutions in connection with this observation, rejecting the Administration arguments for considering the initially submitted evidence insufficient. The company will submit additional evidence regarding the service received. In the opinion of the company’s external legal advisors, the Court should disregard SUNAT observations to the evidence provided by the company and assess it again in order to verify whether they support the service provision.

Talleres Moyopampa / Sunat

On July 16, 1997, Talleres Moyopampa S.A. (former Empresa de Generación Eléctrica de Lima S.A.) was notified with Assessment Resolution 012-3-05475 and Fine Resolution 012-2-11085.

Through the said Assessment Resolution, SUNAT demands payment of ThUS$351 in addition to the corresponding interest for ThUS$270.47, in order to settle the payment of income tax corresponding to the 1994 fiscal year, as it wrongly considers that payment on those taxes corresponding to May and June, 1994, were not made.

On the other hand, the Fine Resolution penalizes for the company for the amount of ThUS$351, and ThUS$270.47 corresponding to interests, for allegedly having infringed section 1 of article 178 of the Tax Code in the company’s annual income tax return corresponding to 1994.

On August 15, 1997, Talleres Moyopampa S.A. filed a remedy of complaint against the said resolutions, sustaining that the Agreement signed with the Ministry of Economy and Finance within the ELECTROLIMA privatizing process established the latter as the sole entity responsible for the taxes that the Tax Administration may determine. Also, it was alleged that during the first half of the 1994 fiscal year, the period to which the observations correspond, ELECTROLIMA was in charge of managing the old Edegel S.A.A.

The remedy of complaint filed by Talleres Moyopampa S.A. was disregarded through Administration Resolution 015-4-07866, for which the company filed the corresponding appeal to the Fiscal Court (Case file 2749-98.)

Currently, the case file is with the Fiscal Court Resolution 9603-2-2001, which declares the Administration Resolution 015-4-07866 invalid and groundless and orders the Tax Administration to issue a new ruling, taking into consideration the scope of the Agreement signed with the Public Treasury General Department of the Ministry of Economy and Finance.

Secondary liability attribution to Edegel

On August 12, 1998, Edegel (a company split from Talleres Moyopampa S.A.) was notified through Administration Resolution 012-4-04453, with the alleged purpose of ensuring payment of the tax debt demanded from Talleres Moyopampa S.A. of the above-mentioned proceedings. It has been attributed secondary liability due to its purchase of a part of the assets and liabilities of the said company.

In these circumstances, and through a written document filed on September 7, 1998, Edegel supported Talleres Moyopampa S.A. contesting appeals. However, on December 14, 1998, SUNAT issued Administration Resolution 015-4-09092 declaring Edegel claim groundless.

On January 21, 1999, Edegel filed and appeal against Administration Resolution 015-4-09092, where the case file was joined with that indicated as background to this procedure.

Through Fiscal Court Resolution 9609-2-2001, this body has declared invalid and groundless Administration Resolution 015-4-09092 in the parts regarding Assessment Resolution 012-03-05475 and Fine Resolution 012-2-11085; therefore, the Tax Administration must rule again due to the same reasons stated in the previous section.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Edegel / Essalud

Currently, the administrative demand filed on July 31, 1996, against the determination of the amount to be paid carried out by the IPSS based on Decree Laws 22482 (Health), 19990 (Pensions,) and 18846 (Labor Accidents) for the period between April 1994 and March 1996 is being processed.

The amount considered, regarding the three items, is ThUS$2,499.81 plus interest. The company should have a similar result to that obtained in the other two procedures that concluded one year ago on the same items. If so, the amount stated by the health regime of Decree Law 22482 of ThUS$2,161.87 plus interests would be deducted, leaving a probable amount to be paid, of ThUS$337.93 plus interest.

Emgesa S.A.

There is an environmental contingency group action against Emgesa S.A. E.S.P., the Empresa de Energía de Bogotá S.A. E.S.P., and CAR for alleged material and moral losses caused by the environmental damage in the Muña reservoir. The plaintiffs’ initial demand is for ThCh$708,695,120.

Enersis S.A. are defendants or plaintiffs in other minor legal procedures with probable or reasonably possible loss risk, and whose individual effects in the case of non-favorable rulings is not significant in the current consolidated financial statements.

Restrictions:

Enersis S.A.

The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:

•	Enersis’s ratio of debt and cash flow for four quarters and of its Chilean subsidiaries does not exceed 7.0;
•	The ratio of consolidated debt to EBITDA for four consolidated quarters, does not exceed 5.0;
•	The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.60;
•	The consolidated debt to shareholders’ equity plus minority interest does not exceed 80%;
•	No less than 50% of the total consolidated assets of Enersis S.A. should belong to companies whose business is regulated;
•	Minimum shareholders’ equity at least equal to ThCh$467,560,350 (U.F.27 million)

As of December 31, 2004 all these obligations have been met.

Chilectra S.A.

The Company did not have any management restrictions or financial covenants during the years ended December 31, 2003 and 2004.

The Company holds long-term energy purchase contracts with Endesa, Gener S.A., Pangue S.A., Colbún Machicura S.A., Carbomet Energía S.A., Empresa Eléctrica Puyehue S.A. (formerly Pilmaiquén), Sociedad Canalistas del Maipo and Iberoamerica de Energía IBENER S.A., the terms of which extend to beyond 2004, in order to ensure its supply and corresponding cost.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Endesa S.A.

On a consolidated level, Endesa must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•	Endesa’s ratio between debt and cash flow for four quarters and that of its Chilean subsidiaries did not exceed 9.4x;
•	The ratio of consolidated debt to EBITDA for four consolidated quarters, not exceeding 6.30x;
•	The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.5x;
•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 112.50%;
•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets;
•	Minimum shareholders’ equity at least equal to ThCh$779,267,250 (U.F.45 million)

As of December 31, 2004 all these obligations have been met.

Pehuenche S.A.

The Santander Investment Bank Ltd. and the Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of ThCh$164,511,975 (UF9,500,000).

As of December 31, 2004 all these obligations have been met.

Central Costanera S.A.

In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of shares of Central Costanera Sociedad Anonima), the domain of Central Costanera S.A.’s land was transferred subject to the condition that it used as the location for an electric power plant for a term of twenty-five years as of the date of possession.

If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated year, its domain shall be considered revoked due to this cause, and return of such title will be effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the National State.

The most demanding requirements in respect to financial coefficients are those contained in the Syndicated loan, the Agent of which is BBVA Banco Francés, and in the bilateral with JP Morgan, which are the following:

•	The long-term debt with third parties cannot exceed US$235 million; the debt with a maximum of 30 days cannot exceed US$180 million;
•	Clauses that restrict change of Control;
•	Clauses that restrict payments to shareholders, including subordination of the related debt.

As of December 31, 2004 these obligations have been met.

Edegel S.A.

Financial indicators originated by credit contracts, Bonds Program and Short-term instruments:

•	Debt ratio no greater than 0.75

As of December 31, 2004 these obligations have been met.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Hidroeléctrica Betania S.A.

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

•	EBITDA/Senior Financial Debt no less than 1.4
•	Cash Flows before Dividend Payments/Senior Financial Debt no less than 1.1
•	Shareholders’ Equity/Senior Debt no less than 2.5.

At December 31, 2004 these covenants have been fully met.

Other restrictions

As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of Enersis S.A.’s financial indebtedness is subject to cross-failure provisions. Some failures of relevant subsidiaries, if not corrected in time (as to those specific provisions allowing a year of time to correct the problem), might result in the cross-failure at the Endesa-Chile and Enersis S.A. level., and, in this case, a significant percent of Enersis S.A.’s consolidated liabilities might eventually become due on demand.

Non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to some of their most relevant subsidiaries for an individual amount exceeding the equivalent of 30 million dollars, would cause advanced payment of syndicated credits contracted in 2004. Also, non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to any of their subsidiaries for individual amounts exceeding the equivalent of 30 million dollars, would cause advanced payment of Yankee bonds. In addition, some credit agreements contain provisions according to which certain events different from non-payment in these companies or in any of their most relevant subsidiaries, such as bankruptcy, insolvency, adverse executed legal sentences for amounts larger than US$ 50 million, and expropriation of assets, may cause those credit acceleration clauses to be in effect.

There are no clauses in the credit agreements through which changes in these companies corporate or debt classification by risk classification agencies may cause an obligation to make debt prepayments. However, according to the Standard & Poor (S&P) risk classification agency, a variation in the foreign currency debt risk classification produces a change in the applicable margin of syndicated credits contracted in 2004.

At December 31, 2004, these obligations and restrictions have been fully met.

The Company has subsidiaries that must abide by certain financial rations and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Enersis's proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2003 is ThCh$1,004,900,181.

Note 31. Sureties Obtained from Third Parties

Enersis S.A.

The Company has received certificates of deposit for ThCh$242,994 at December 31 2004 (ThCh$233,785 in 2003).

Chilectra S.A.

The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$49,332 and ThCh$28,237 at December 31, 2003 and 2004, respectively.

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$1,738,223 as of December 31, 2004 (ThCh$3,161,818 in 2003).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Compañía Americana de Multiservicios Ltda.

The Company has delivered bank bonds for ThCh$4,700,464 (ThCh$760,775 in 2003) and has received bank bonds for ThCh$2,305,702 (ThCh$1,565,159 in 2003).

Endesa S.A.

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$12,746,232 as of December 31, 2004 (ThCh$19,952,181 in 2003).

San Isidro S.A.

Documents in guarantee have been received for ThCh$0 as of December 31, 2004 (ThCh$1,424,411 in 2003).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee for ThCh$223,843 as of December 31, 2004 (ThCh$294,202 in 2003).

Pangue S.A.

The Company has received documents in guarantee for ThCh$5,186 as of December 31, 2004 (ThCh$10,073 in 2003).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 32.	Foreign Currencies

As of December 31, 2003 and 2004, foreign currency denominated assets and liabilities are as follows:

(a)	Current assets

		As of December 31,

Account	Currency	2003	2004

		ThCh$	ThCh$
Cash	$ no Reaj.	4,475,428	3,150,244
	US$	1,051,927	6,580,859
	$ Col.	8,128,041	27,027,163
	Soles	1,046,050	1,341,377
	$ Arg.	4,226,021	2,389,222
	Reales	8,102,021	16,005,549
Time deposits	US$	150,656,992	234,366,548
	$ Col.	64,890,182	177,779,349
	Soles	1,792,199	1,095,113
	$ Arg.	4,520,396	5,855,305
	Reales	40,801,202	31,647,544
Marketable securities	$ no Reaj.	4,993	4,993
	US$	2,901,493	4,686,733
	$ Col.	236,903	927,807
	$ Arg.	8,291,246	6,702,004
Accounts receivable, net	$ Reaj.	1,072,500	3,539,809
	$ no Reaj.	104,405,263	116,070,684
	US$	6,945,168	7,281,743
	$ Col.	86,307,575	109,719,689
	Soles	29,562,766	33,403,904
	$ Arg.	44,785,076	49,950,207
	Reales	205,771,276	208,774,093
Notes receivable	$ Reaj.	4,630,918	—
	$ no Reaj.	1,333,327	891,218
	US$	647,945	233,126
	Soles	23,366	—
	$ Arg.	—	21,308
	Reales	1,936,137	1,682,362
Other receivables	$ Reaj.	40,900,332	2,985,441
	$ no Reaj.	9,938,644	28,429,986
	US$	1,335,543	983,456
	$ Col.	20,255,164	11,449,313
	Soles	5,377,821	4,926,064
	$ Arg.	977,538	1,280,003
	Reales	16,731,819	13,759,939
	U.C.	1,032,262	—

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		As of December 31,

Account	Currency	2003	2004

		ThCh$	ThCh$
Amounts due from related companies	$ no Reaj.	5,822,947	2,170,591
	US$	3,331,840	106,983,306
	$ Col.	35,294	-
	Soles	129,348	116,358
	$ Arg.	5,282,251	3,393,757
	Reales	2,884,948	1,721,751
Inventories, net	$ no Reaj.	29,507,945	33,232,156
	$ Col.	4,441,448	5,184,659
	Soles	9,275,106	9,011,283
	$ Arg.	1,648,121	2,338,831
	Reales	543,279	1,214,386
Income taxes recoverable	$ no Reaj.	35,024,812	70,398,500
	$ Col.	603,438	15,732,686
	Soles	762,416	1,623,292
	$ Arg.	4,808,109	2,546,982
	Reales	21,619,721	7,336,412
Prepaid expenses and other	$ no Reaj.	1,124,828	1,162,558
	US$	1,531,917	1,516,852
	$ Col.	218,488	1,136,210
	Soles	252,478	1,010,321
	$ Arg.	797,190	816,287
	Reales	12,938,905	39,368,960
Deferred income taxes	$ no Reaj.	35,276,929	49,308,731
	$ Col.	3,402,950	949,786
	$ Arg.	9,352,029	9,573,388
	Reales	4,992,003	173,812
Other current assets	$ Reaj.	818,261	151,489
	$ no Reaj.	46,568,412	29,996,521
	US$	10,892,528	1,093,546
	Soles	1,400,414	1,405,979
	$ Arg.	2,262,288	321,522
	Reales	13,835,099	3,148,123

Total current assets		1,156,481,276	1,519,081,190

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Property, plant and equipment

Property, plant and equipment

		As of December 31,

Account	Currency	2003	2004

		ThCh$	ThCh$

Land	$ no Reaj.	41,777,562	52,338,344
	$ Col.	29,133,766	26,530,812
	Soles	8,670,485	7,951,724
	$ Arg.	8,419,958	7,724,720
	Reales	30,338,358	28,061,395
Building, infrastructure and work in progress	$ no Reaj.	3,538,008,367	3,624,231,407
	$ Col.	2,765,131,519	2,537,436,134
	Soles	1,021,951,727	951,907,447
	$ Arg.	1,423,871,557	1,322,175,663
	Reales	1,556,321,432	1,429,235,015
Machinery and equipment	$ no Reaj.	53,334,336	85,322,291
	$ Col.	22,507,774	22,481,645
	Soles	388,475,456	357,431,602
	$ Arg.	665,909,330	623,547,755
	Reales	676,065,676	632,336,970
Other plant and equipment	$ no Reaj.	127,322,197	134,019,551
	$ Col.	9,472,574	17,284,629
	Soles	36,278,327	32,595,808
	$ Arg.	122,298,330	108,157,283
	Reales	61,420,508	106,652,048
Technical appraisal	$ no Reaj.	29,601,418	29,794,577
	$ Col.	62,173,087	56,938,410
	Soles	428,561,045	392,478,253
	Reales	114,622,461	104,971,798
Accumulated depreciation	$ no Reaj.	(1,602,279,713)	(1,685,445,219)
	$ Col.	(690,224,493)	(711,423,578)
	Soles	(859,351,499)	(822,014,062)
	$ Arg.	(969,733,183)	(963,750,414)
	Reales	(801,308,839)	(824,150,066)

Total property, plant and equipment		8,298,769,523	7,684,821,942

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	Other assets

Other assets

		As of December 31,

Account	Currency	2003	2004

		ThCh$	ThCh$

Investments in related companies	$ no Reaj.	108,073,015	107,682,826
	US$	76,643,743	83,782,236
Investments in other companies	$ no Reaj.	2,341,160	2,378,053
	US$	—	27,213,438
	$ Col.	134,321,257	20,312,213
	Soles	8,441	7,731
	Reales	125,946	81,319
Goodwill, net	$ no Reaj.	756,029,451	704,752,310
	US$	5,509,044	12,696,787
	$ Col.	38,368,653	16,086,006
Negative goodwill, net	$ no Reaj.	(17,082,960)	(12,939,841)
	US$	(13,518,672)	(8,104,372)
	$ Col.	(4,674,109)	(2,569,614)
	Soles	(45,939,757)	(33,121,987)
Long-term accounts receivable	$ Reaj.	3,577,465	1,488,725
	$ no Reaj.	1,954,002	1,273,568
	US$	4,661,886	3,509,615
	$ Col.	7,814,513	6,687,455
	Soles	2,103,001	2,216,011
	$ Arg.	2,504,339	6,487,025
	Reales	108,518,214	104,247,690
Amounts due from related companies	$ no Reaj.	609,105	334,097
	US$	131,562,999	122,111
	Reales	159,325	38
Other assets	$ Reaj.	5,425,595	—
	$ no Reaj.	63,941,140	52,469,411
	US$	21,239,485	23,071,340
	$ Col.	25,374,006	46,128,153
	Soles	3,548,541	2,828,521
	$ Arg.	16,568,392	27,509,762
	Reales	87,875,268	106,991,380

Total other assets		1,527,642,488	1,303,622,007

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d)	Total assets

		As of December 31,

Account	Currency	2003	2004

		ThCh$	ThCh$

Total assets by currency	$ Reaj.	56,425,071	8,165,464
	$ no Reaj.	3,377,112,608	3,431,027,557
	US$	405,393,838	506,017,324
	$ Col.	2,587,918,030	2,385,798,927
	Soles	1,033,927,731	946,214,739
	$ Arg.	1,356,788,988	1,217,040,610
	Reales	2,164,294,759	2,013,260,518
	U.C.	1,032,262	—

Total assets by currency		10,982,893,287	10,507,525,139

(e)	Current liabilities

		Within 90 days				91 day to 1 year

		As of December 31, 2003		As of December 31, 2004		As of December 31, 2003		As of December 31, 2004

			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	$ no Reaj.	2,438,349	2.99%	2,434,847	3.00%	—	0.00%	—	0.00%
financial institutions	US$	84,814,231	12.71%	54,848,068	3.92%	44,663,417	12.71%	426,911	5.87%
	Euro	3,588,066	5.00%	908,779	3.00%	—	0.00%	—	0.00%
	$ Col.	117,353,815	15.93%	49,065,716	7.31%	—	0.00%	—	0.00%
	Soles	28,458,882	15.93%	23,369,915	5.85%	11,666,373	15.93%	—	0.00%
	$ Arg.	10,516,380	15.93%	6,151,050	8.99%	—	0.00%	2,589,394	9.25%
	Reales	239,979	15.93%	52,128,449	16.76%	—	0.00%	—	0.00%
	Others	16,220,984	15.93%	—	0.00%	—	0.00%	—	0.00%
Current portion of long-term debt	$ Reaj.	1,479,491	4.56%	—	0.00%	35,461,819	4.56%	1,700,403	9.00%
due to banks and financial	US$	22,379,370	4.96%	5,173,030	5.60%	82,429,959	4.96%	67,353,491	7.05%
institutions	Euro	—	0.00%	—	0.00%	126,861	3.00%	125,395	3.00%
	Yen	13,510,451	3.46%	—	0.00%	435,146	3.46%	412,818	0.90%
	$ Arg.	—	0.00%	20,194	9.70%	—	0.00%	2,405,568	3.79%
	$ Col.	984,760	16.79%	—	0.00%	—	0.00%	14,538,378	12.45%
	Reales	3,854,757	16.79%	4,716,740	15.81%	5,741,290	16.79%	10,079,596	14.93%
	U.P.	—	0.00%	—	0.00%	1,144,981	16.79%	—	0.00%
	Others	944,426	16.79%	—	0.00%	1,344,077	16.79%	415,332	5.88%
Current portion of bonds payable	$ Reaj.	235,855	5.88%	151,779	5.80%	7,543,814	5.88%	7,670,851	6.00%
	US$	4,482,124	7.87%	22,240,292	8.10%	37,890,558	7.87%	32,737,993	8.00%
	$ Arg.	—	0.00%	5,744	7.00%	—	0.00%	153,456	8.50%
	$ Col.	6,991,505	11.25%	6,019,981	11.16%	—	0.00%	—	0.00%
	Soles	6,787,140	4.94%	18,602,854	6.23%	8,787,827	4.94%	—	0.00%
	Reales	—	0.00%	19,501,097	20.31%	—	0.00%	—	0.00%
Current portion of long-term	US$	8,176,632	0.00%	6,567,034	0.00%	13,793,078	0.00%	18,174,027	0.00%
notes payable	Reales	—		2,008,600	0.00%	—		—	0.00%
Dividends payable	$ no Reaj.	1,006,694	0.00%	722,922	0.00%	734,392	0.00%	—	0.00%
	$ Col.	2	0.00%	2	0.00%	—	0.00%	—	0.00%
	Soles	82,109	0.00%	18,179	0.00%	—	0.00%	—	0.00%
	$ Arg.	749	0.00%	1,566	0.00%	—	0.00%	—	0.00%
	Reales	1,413,566	0.00%	2,656,832	0.00%	—	0.00%	—	0.00%
Accounts payable	$ no Reaj.	66,370,396	0.00%	84,313,435	0.00%	—	0.00%	—	0.00%
	US$	861,067	0.00%	4,351,182	0.00%	349	0.00%	1,653	0.00%
	Euro	156,741	0.00%	258,353	0.00%	—	0.00%	—	0.00%
	$ Col.	28,960,109	0.00%	31,241,735	0.00%	—	0.00%	—	0.00%
	Soles	17,360,048	0.00%	19,585,347	0.00%	—	0.00%	—	0.00%
	$ Arg.	29,090,974	0.00%	45,782,706	0.00%	—	0.00%	—	0.00%
	Reales	78,030,649	0.00%	67,468,092	0.00%	—	0.00%	—	0.00%

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		Within 90 daysm				91 day to 1 year

		As of December 31, 2003		As of December 31, 2004		As of December 31, 2003		As of December 31, 2004

			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Short-term notes payables	$ no Reaj.	18,809	0.00%	559	0.00%	—	0.00%	—	0.00%
	US$	—	0.00%	—	0.00%	—	0.00%	6,227,405	0.00%
	Reales	21,577,819	0.00%	7,181,201	0.00%	—	0.00%	—	0.00%
Miscellaneous payables	$ no Reaj.	5,400,636	0.00%	2,871,840	0.00%	5,636,239	0.00%	5,947,717	0.00%
	US$	6,876,299	0.00%	959,372	0.00%	63,908	0.00%	721,873	0.00%
	$ Col.	11,010,389	0.00%	9,887,281	0.00%	—	0.00%	—	0.00%
	Soles	8,821,069	0.00%	4,672,384	0.00%	—	0.00%	2,078,438	0.00%
	$ Arg.	2,583	0.00%	3,505	0.00%	—	0.00%	—	0.00%
	Reales	7,203,285	0.00%	11,464,093	0.00%	—	0.00%	—	0.00%
Amounts payable to related companies	$ no Reaj.	255,365	0.00%	480,831	0.00%	—	0.00%	—	0.00%
	US$	1,464,924	0.00%	56,725,083	0.00%	—	0.00%	—	0.00%
	$ Col.	2,923,148	0.00%	—	0.00%	—	0.00%	—	0.00%
	Soles	394,992	0.00%	476,526	0.00%	—	0.00%	—	0.00%
	$ Arg.	1,732,753	0.00%	525,460	0.00%	—	0.00%	—	0.00%
	Reales	24,745,818	0.00%	23,300,775	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ Reaj.	30,095	0.00%	69,517	0.00%	84,878	0.00%	75,770	0.00%
	$ no Reaj.	7,194,918	0.00%	10,791,076	0.00%	29,393,686	0.00%	11,935,030	0.00%
	US$	1,050	0.00%	—	0.00%	69,574	0.00%	180,402	0.00%
	$ Col.	5,712,516	0.00%	7,578,841	0.00%	—	0.00%	—	0.00%
	Soles	1,566,538	0.00%	2,872,127	0.00%	2,536,430	0.00%	—	0.00%
	$ Arg.	2,939,181	0.00%	3,179,885	0.00%	—	0.00%	—	0.00%
	Reales	5,506,856	0.00%	7,650,469	0.00%	11,108	0.00%	—	0.00%
Withholdings	$ no Reaj.	8,026,256	0.00%	10,793,064	0.00%	161,356	0.00%	—	0.00%
	$ Col.	2,265,795	0.00%	2,753,830	0.00%	—	0.00%	—	0.00%
	Soles	5,155,760	0.00%	6,105,833	0.00%	—	0.00%	—	0.00%
	$ Arg.	17,274,242	0.00%	12,493,955	0.00%	—	0.00%	51,320	0.00%
	Reales	32,411,616	0.00%	17,551,516	0.00%	—	0.00%	—	0.00%
Income tax payable	$ no Reaj.	16,822,260	0.00%	394,297	0.00%	—	0.00%	479,246	0.00%
	$ Col.	23,507,327	0.00%	42,420,816	0.00%	2,229,391	0.00%	—	0.00%
	Soles	19,809	0.00%	2,790,566	0.00%	3,007,496	0.00%	—	0.00%
	$ Arg.	—	0.00%	1,187,223	0.00%	—	0.00%	—	0.00%
	Reales	3,449,774	0.00%	7,146,632	0.00%	—	0.00%	—	0.00%
Deferred income	$ Reaj.	—	0.00%	8,659	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	6,127,909	0.00%	4,872,530	0.00%	1,972,547	0.00%	1,623,507	0.00%
	$ Col.	4,174,302	0.00%	—	0.00%	—	0.00%	—	0.00%
Other current liabilities	$ Reaj.	10,242	0.00%	1,121	0.00%	6,084	0.00%	376,487	0.00%
	$ no Reaj.	10,919	0.00%	464,355	0.00%	2,865,946	0.00%	2,258,422	0.00%
	US$	9,380,424	0.00%	98,023	0.00%	1,236,032	0.00%	748,752	0.00%
	$ Col.	1,497,109	0.00%	2,525,483	0.00%	—	0.00%	—	0.00%
	Soles	45,669	0.00%	46,868	0.00%	—	0.00%	—	0.00%
	$ Arg.	21,369,668	0.00%	24,119,118	0.00%	—	0.00%	—	0.00%
	Reales	30,572,763	0.00%	10,542,045	0.00%	—	0.00%	—	0.00%

Total current liabilities by currency	$ Reaj.	1,755,683		231,076		43,096,595		9,823,511
	$ no Reaj.	113,672,511		118,139,756		40,764,166		22,243,922
	US$	138,436,121		150,962,084		180,146,875		126,572,507
	Euro	3,744,807		1,167,132		126,861		125,395
	Yen	13,510,451		—		435,146		412,818
	$ Col.	205,380,777		151,493,685		2,229,391		14,538,378
	Soles	68,692,016		78,540,599		25,998,126		2,078,438
	Reales	209,006,882		233,316,541		5,752,398		10,079,596
	$ Arg.	82,926,530		93,470,406		—		5,199,738
	U.P.	—		—		1,144,981		—
	Others	17,165,410		—		1,344,077		415,332

Total current liabilities		854,291,188		827,321,279		301,038,616		191,489,635

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f)	Long-term liabilities as of December 31, 2004

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial	$ Reaj.	1,698,508	9.00%	1,008,580	9.00%	—	0.00%	—	0.00%
institutions	US$	91,767,757	6.95%	357,086,797	3.65%	25,386,640	8.59%	911,946	5.78%
	Euro	1,808,395	3.00%	—	0.00%	—	0.00%	—	0.00%
	$ Arg.	5,520,964	3.96%	3,536,601	1.75%	2,652,453	1.75%	—	0.00%
	$ Col.	313,735	9.00%	27,212,269	12.45%	—	0.00%	—	0.00%
	Reales	62,043,271	15.22%	7,569,269	16.77%	37,595,086	16.47%	—	0.00%
Bonds payable	$ Reaj.	103,902,300	6.20%	69,910,209	6.19%	84,746,197	5.17%	59,484,067	5.95%
	US$	300,996,000	7.27%	457,068,000	8.03%	418,050,000	7.90%	511,073,929	7.79%
	$ Col.	39,535,092	15.53%	84,840,185	10.60%	174,934,536	12.13%
	Soles	68,381,485	7.58%	16,980,959	6.97%	17,983,304	8.83%
	$ Arg.	22,464,484	7.50%	—	0.00%	—	0.00%
	Reales	46,303,253	20.64%	—	0.00%	16,846,109	16.00%
Long-term notes payable	US$	47,953,491	7.22%	32,006,890	7.28%	19,926,002	7.42%	—	0.00%
	Reales	27,355,685	10.92%	5,763,842	10.92%	10,221,301	10.92%	26,857	10.92%
Miscellaneous payable	$ Reaj.	—	0.00%	—	0.00%	—	0.00%	167,268	0.00%
	$ no Reaj.	727,204	0.00%	—	0.00%	—	0.00%	—	0.00%
	US$	15,040,244	4.14%	1,795,204	6.50%	5,614,137	6.50%	14,672,591	6.50%
	Reales	12,567,061	0.00%	—	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ Reaj.	121,124	0.00%	—	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	3,442,268	0.00%	2,972,036	0.00%	7,316,529	0.00%	13,680,660	0.00%
	$ Col.	70,078,692	0.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	207,120,842	0.00%	1,157,644	0.00%	5,135,478	0.00%	—	0.00%
Deferred income taxes	$ no Reaj.	16,295,211	0.00%	2,447,289	0.00%	2,907,066	0.00%	14,694,590	0.00%
	Soles	27,191,732	0.00%	—	0.00%	—	0.00%	—	0.00%
Other long-term liabilities	$ Reaj.	66,693,221	0.00%	12,534	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	15,186,054	0.00%	1,361,106	0.00%	1,573,672	0.00%	13,213	0.00%
	US$	1,994,962	0.00%	—	0.00%	—	0.00%	—	0.00%
	Soles	925,586	0.00%	639,812	0.00%	1,151,537	0.00%	—	0.00%
	$ Arg.	7,969,587	0.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	18,622,479	0.00%	—	0.00%	—	0.00%	—	0.00%

Total long-term liabilities	$ Reaj.	172,415,153		70,931,323		84,746,197		59,651,335
by currency	$ no Reaj.	35,650,737		6,780,431		11,797,267		28,388,463
	US$	457,752,454		847,956,891		468,976,779		526,658,466
	Euro	1,808,395		—		—		—
	$ Col.	109,927,519		112,052,454		174,934,536		—
	Soles	96,498,803		17,620,771		19,134,841		—
	$ Arg.	35,955,035		3,536,601		2,652,453		—
	Reales	374,012,591		14,490,755		69,797,974		26,857

Total long-term liabilities		1,284,020,687		1,073,369,226		832,040,047		614,725,121

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g)	Long-term liabilities as of December 31, 2003
		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years

			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial	$ Reaj.	3,167,804	9.00%	1,305,528	9.00%	—	0.00%	—	0.00%
institutions	US$	205,570,231	4.77%	448,913,335	3.83%	45,212,332	3.36%	2,535,154	3.89%
	Euro	124,781	3.00%	—	0.00%	—	0.00%	—	0.00%
	Yen	432,999	0.89%	—	0.00%	—	0.00%	—	0.00%
	$ Arg.	3,685,689	1.75%	1,842,844	1.75%	6,450,209	1.75%	—	0.00%
	$ Col.	—	0.00%	38,338,946	12.55%	—	0.00%	—	0.00%
	Reales	82,677,254	22.50%	4,887,591	20.81%	8,653,443	20.06%	531,883	17.74%
	Pound	412,209	4.63%	—	0.00%	—	0.00%	—	0.00%
Bonds payable	$ Reaj.	6,263,066	5.88%	113,188,072	5.88%	104,378,205	5.88%	97,345,804	5.88%
	US$	121,729,000	7.91%	219,112,200	7.91%	486,916,000	7.91%	1,014,543,656	7.91%
	$ Col.	105,570,083	10.50%	—	0.00%	—	0.00%	—	0.00%
	Soles	76,461,688	4.39%	10,409,782	4.39%	859,784	4.39%	—	0.00%
Long-term notes payable	US$	41,482,653	7.42%	49,425,883	7.42%	32,636,810	7.42%	—	0.00%
	Reales	11,611,380	14.46%	4,696,312	14.46%	9,123,707	14.46%	—	0.00%
Miscellaneous payable	$ Reaj.	—	0.00%	—	0.00%	—	0.00%	167,520	0.00%
	$ no Reaj.	884,934	0.00%	—	0.00%	—	0.00%	18,013	0.00%
	US$	5,357,366	0.00%	—	0.00%	—	0.00%	9,128,388	3.26%
	Reales	8,692,608	0.00%	3,223,970	0.00%	—	0.00%	—	0.00%
Amounts payable to related companies	$ Col.	86,428	0.00%	—	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ no Reaj.	2,511,857	0.00%	2,674,905	0.00%	6,391,560	0.00%	10,692,906	0.00%
	US$	—	0.00%	3,045,975	0.00%	—	0.00%	—	0.00%
	$ Col.	21,219,190	0.00%	46,218,706	0.00%	—	0.00%	—	0.00%
	Reales	232,597,309	0.00%	—	0.00%	—	0.00%	—	0.00%
Deferred income taxes	$ no Reaj.	118,323	0.00%	7,076,619	0.00%	—	0.00%	—	0.00%
Other long-term liabilities	$ Reaj.	9,430	0.00%	11,800	0.00%	6,575	0.00%	—	0.00%
	$ no Reaj.	3,542,274	0.00%	998,700	0.00%	1,171,374	0.00%	1,682,754	0.00%
	US$	13,099,358	0.00%	5,284,063	0.00%	—	0.00%	—	0.00%
	Soles	2,109,649	0.00%	715,703	0.00%	1,218,766	0.00%	—	0.00%
	$ Arg.	8,171,645	0.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	23,822,941	0.00%	—	0.00%	—	0.00%	—	0.00%

Total long-term liabilities	$ Reaj.	9,440,300		114,505,400		104,384,780		97,513,324
by currency	$ no Reaj.	7,057,388		10,750,224		7,562,934		12,393,673
	U$S	387,238,608		725,781,456		564,765,142		1,026,207,198
	Euro	124,781		—		—		—
	Yen	432,999		—		—		—
	$ Col.	126,875,701		84,557,652		—		—
	Soles	78,571,337		11,125,485		2,078,550		—
	$ Arg.	11,857,334		1,842,844		6,450,209		—
	Reales	359,401,492		12,807,873		17,777,150		531,883
	Pound	412,209		—		—		—

Total long-term liabilities		981,412,149		961,370,934		703,018,765		1,136,646,078

Note 33. Sanctions

Chilectra S.A.

On April 27, 2004, through Exempt resolution 814, the Superintendence of Electricity and Fuel (S.E.C.) penalized the Company for a total amount of 1,830 UTA (ThCh$665,564), as a result of the blackout which occurred in January 13, 2003, that affected the area between Tal Tal and Santiago. On May 7, 2004, the Company filed an appeal whose jurisdiction and solution belongs to the Superintendency of Electricity and Fuel (S.E.C.). The appeal is still pending for resolution. Against the resolution solving the petition of appeal, the company could file a claim petition whose jurisdiction and resolution’s jurisdiction is Santiago Court of Appeal. To this date, the Corporation cannot exactly forecast the effects the final resolution will have on its financial statements.

The Company and its directors has not been the subject to sanctions by the SVS nor by any other administrative authorities.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 34.     Environment

Chilectra S.A.

The Company has made disbursements during the year of ThCh$1,475,427 (ThCh$1,600,026 in 2003), mainly for the following items:

Investments:
•	Implementation of Environmental Management System, ISO Standard 14.001
•	Reforestation
•	Pre-assembling.

Expenses:
•	Pruning
•	Cutting.

Endesa S.A.

During the year from January 1 to December 31, 2004, the Company and its subsidiaries have made disbursements for a value of ThCh$3,521,010 (ThCh$12,449,554 in 2003), which mainly correspond to:

Operation expenses: They correspond to laboratory studies, monitoring, follow-up and analysis, which resulted in expenses of the fiscal year ThCh $527,033. Cachoeira Dourada S.A. environmental commitment and cooperation activities equivalent to ThCh $107,095. Environmental protection at Central Costanera (cleaning of fuel tanks, screen chamber construction, medication of gas fumes and other), was equivalent to ThCh$73,577.

Muña environmental lawsuit in Emgesa for ThCh$521,680.

Investment related to the following projects, which are activated, ThCh$2,291,625:

•	Ralco Power Plant - Environmental Program.
•	Pehuenche, Loma Alta, and Curillinque Power Plants - Standardization of sewerage and drinking water systems.
•	Sauzalito Power Plant - Standardization of sewerage and drinking water systems.
•	Antuco Power Plant - Implementation of the Environmental Management System in accordance with ISO Standard 14,001 and liabilities resolution.
•	Rapel Power Plant - Environmental Circuit.
•	San Isidro Power Plant - Environmental Circuit.
•	Pangue Power Plant - Landscape recuperation, former Queuco deposit.
•	Isla Power Plant - Construction of spillway buckets in power transformers.
•	Sauzal Power Plant - Works in service transformers spillway bucket and SGA certification in ISO Standard 14,001.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 35.     Subsequent Events

Endesa S.A.

On January 21, 2005, Endesa S.A. communicated to the Superintendency of Securities and Insurance the following relevant fact:

“During December, 2004, the Experts’ Panel provided in the Power Service Basic Law resolved a series of differences filed by power companies, members of the CDEC-SIC in connection with the firm power calculation inside the said agency.

Considering the resolutions issued by the said Experts’ Panel on December 9, 2004, the Operation Department of the CDEC-SIC informed the power generating companies in the system, during this week, on the results of the readjustment of firm power balance corresponding to the April 2000 to March 2004 period, as well as on the result of the said readjustments for the April 2004 to November 2004 period.

As a result of the said readjustments carried out by the CDEC-SIC, and their subsequent payment, the consolidated financial statements of Empresa Nacional de Electricidad S.A. will be negatively affected in an amount of Ch$14,522,772,161 for the April 2000 to March 2004 period, and in an amount of Ch$3,665,377,677 during the April 2004 to November 2004 period.

Empresa Nacional de Electricidad S.A. considers it necessary to inform the market that, notwithstanding the fact that the company will carry out the payments resulting from the said readjustment, this does not mean that it approves them. In fact, Empresa Nacional de Electricidad S.A. reserves the right to exhaust every legal means for contesting, considering that the fundamental guarantees protected by the State Political Constitution were affected in the said resolutions by the Experts’ Panel and Ministry Resolution 35 of the Ministry of Economy. Furthermore, and according to the information provided to the market, on December 28, 2004, Empresa Nacional de Electricidad S.A. filed a Public Law Invalidity appeal against Ministry Resolution 35 of the Ministry of Economy, which untimely and with no competence opened power readjustments between the system power generating companies for the 2000-2003 period.

In this sense, we consider it our duty to inform the market that last January 20, the Empresa Nacional de Electricidad S.A. requested the CDEC-SIC to call an extraordinary board of directors meeting in order to take a stand regarding the representation the CDEC-SIC made of the Laja and Rapel reservoirs in the calculation of firm power, which will probably generate new differences to be resolved by the Experts’ Panel”.

The amounts indicated in the previous relevant fact have been provisioned in the companies’ financial statements to December 31, 2004.

In the period between January 1, 2005, and to the date of issue of these financial statements, no other significant facts have occurred that may affect their submission.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 36.     Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

I.	Differences in Measurement Methods

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

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2004 was approximately 6.52%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. The inclusion of price-level adjustments in the accompanying consolidated financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. As allowed pursuant to Item 17 c (iv) of Form-20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d)	Intangibles

Under Chilean GAAP, the intangible assets correspond mainly of rights of way. Additionally the Company has recorded intangible asset relating to the transfer of revalued assets which originate in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation. Under U.S. GAAP, the balance of this intangible asset would have been recorded at the Predecessor Company’s carrying value which was zero. In 2004, this intangible asset was charged to income under Chile GAAP thereby zeroing out the adjustment for this item between U.S. GAAP and Chile GAAP.

The estimated amortization expense for the intangible assets which, mainly consist of rights of way, for US GAAP purposes (which is equivalent under Chile GAAP) for each of the five succeeding fiscal years is as follows:

Year	Amortization

ThCh$

2005	5,477,874
2006	4,459,668
2007	3,295,044
2008	1,855,711
2009	1,217,734

The effects of adjusting shareholders’ equity for this intangible asset net of accumulated amortization, inclusive of accumulated price-level restatement, and net income for the annual amortization expense and the write-off of the intangible asset in 2004 are included in paragraph (gg) below.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations. When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (gg) below.

(f)	Severance indemnity

As described in Note 2 n, under the Company's employment contracts, it has committed to provide a lump sum payment to each employee in its Chilean entities at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company and its Chilean subsidiaries used a discount rate of 9.5% for the years ended December 31, 2002 and 2003. As described in Note 3, starting January 1, 2004 the Company changed certain of its underlying assumptions related to its severance indemnities changing the discount rate of 6.5% and modifying the turnover rate.

Under US GAAP, this arrangement is considered to be a termination indemnity plan and should therefore be accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The liability would be measured at the actuarial present value as of the balance sheet of all benefits attributed by the severance indemnity benefit formula to employee service rendered prior to the balance sheet. The vested benefit obligation is measured using assumptions as to future compensation levels. For U.S. GAAP purposes, the discount rate has to be reassessed every year, to the relevant discount rate for the period between the date and the expected date of payment. In 2003, the Company, for US GAAP purposes, used a 6.5% discount rate in according with the above guidance. The impact of using the appropriate discount rates under US GAAP for 2002 and 2003 would not have resulted in a material difference from the obligation recorded at the rate in use in accordance with Chilean GAAP.

Therefore, in 2004, the accounting assumptions underlying the calculation of the obligation for staff severance indemnities were the same under Chile GAAP and US GAAP.

The Company recognizes actuarial gains and losses immediately for severance indemnity plans for both Chilean GAAP and U.S. GAAP.

The effects of accounting for severance indemnity benefits under US GAAP have been presented in paragraph (gg).

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g)	Pension and post-retirement benefits accounting

The Company has obligations related to post-retirement benefits as stipulated in collective bargaining agreements and pension obligations as stipulated by contract for its subsidiaries in Brazil, Colombia and Chile under U.S. GAAP, post-retirement benefits are accounted for under SFAS 106 and pension obligations are accounted for under SFAS 87 which results in the following differences:

i.	In 2000, the Company recorded its obligation for post-retirement benefits at our consolidated subsidiaries, Cerj and Coelce under Chilean GAAP. Technical Bulletin 8 allows the Company to record a transition asset for post-retirement benefits and pension obligations, as calculated under Chilean GAAP, and to amortize the amount, on a straight-line basis, for up to five years. The Company is amortizing this amount over a period of three years. Cerj and Coelce had adopted U.S. GAAP for external reporting purposes prior to 2000 and there was no remaining unamortized transition obligation. Therefore, the amortization that is appropriately being recorded under Chilean GAAP for the transition asset related to post-retirement benefits and pensions is reversed in our reconciliation to U.S. GAAP.

ii.	Under both Chilean GAAP and US GAAP, actuarial gains/losses are deferred over the average remaining service period when the cumulative amount of deferred actuarial gains and losses are less than 10% of the higher of the projected benefit obligation or fair value of plan assets.

Chilean GAAP recognizes an additional minimum liability, similar to that defined under SFAS 87, through the income statement. Under US GAAP, if the amount of the additional minimum liability required to be recognized exceeds the unrecognized prior service costs, the excess shall be reported as a separate component within other comprehensive income net of any tax benefits; if no excess exists, the additional minimum liability is recorded against an offsetting intangible asset.

iii.	The changes effected for the discount rate in Chile GAAP and US GAAP and their timing as described in (f) were also instituted for post-retirement benefits.

The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph (gg).

(h)	Investments in related companies

Under Chilean GAAP, until December 31, 2003 for all investments accounted for by the equity method, the proportionate net book value of the investee company was recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee was recorded as goodwill. The goodwill is to be amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004 and recording the differential between the cost and the fair value as goodwill/negative goodwill as well as prospectively designating all investments of 20% to 50% as having significant influence rather than the 10% to 50% level previously defined as having significant influence in Chilean GAAP. No retroactive changes or cumulative effects of changes in accounting principles were required under Technical Bulletin No. 72.

Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, “the Equity Method for accounting for Investment in Common Stock” (“APB No. 18”), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate inter-company gains and losses and to account for the differences, if any, between the investor’s cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor’s share of change in the investee capital accounts.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP of equity accounted investees is included in paragraph (gg) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

(i)	Reversal of capitalized foreign currency exchange differences related to capitalized interest.
(ii)	Reversal of complementary accounts (asset or liability) recorded as a transitional provision as of January 1, 2000.
(iii)	Organizational costs deferred under Chilean GAAP that, under U.S. GAAP, should have been included in income.
(iv)	The recording of derivative instruments in accordance with SFAS No. 133.
(v)	The deferred income tax effects of adjustments (i), (iii) and (iv).

(i)	Goodwill and long-lived assets

(i)	Under Chilean GAAP, for acquisitions completed through December 31, 2003 assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value are recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Up until December 31, 2001, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. Goodwill acquired after June 30, 2001 is not amortized. In accordance with SFAS No. 142, the Company discontinued amortizing goodwill on January 1, 2002. The effects of recording the different amortization periods and reversing the amortization of goodwill are included in paragraph (gg) below.

Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities for the accounting for all acquisitions after January 1, 2004, and consequently after that date difference in accounting treatment related to the allocation of purchase consideration over assets acquired and liabilities assumed between Chilean GAAP and US GAAP no longer exists.

(ii)	Under Chilean GAAP, the Company evaluated, during 2002, the carrying amount of goodwill net of negative goodwill for impairment. The measurement of the impairment loss was based on the fair value of the investment which the Company determined using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate fair value, the Company made assumptions about future events that were highly uncertain at the time of estimation. The results of this analysis showed that the goodwill and negative goodwill associated with investments in Argentina and Brazil were impaired because estimated future discounted cash flows were not sufficient to recover goodwill and negative goodwill. During 2002, under Chilean GAAP the Company recorded a net charge related to its investments in Central Costanera S.A., Hidroeléctrica El Chocón S.A., Hidroinvest S.A., Lajas Inversora S.A., Central Eléctrica Cachoeira Dourada S.A., Cía. de Electricidade do Rio de Janeiro S.A., Coelce S.A., Distrelec Inversora S.A., Edesur S.A., and Investluz S.A., in the amount of ThCh$244,768,877 net of minority interest, to write-off all amounts of goodwill and negative goodwill in a accordance with the results of impairment analyses performed for these companies.

In accordance with U.S. GAAP, the Company adopted SFAS No. 142 “Goodwill and Other Intangible Assets”, (SFAS No. 142) as of January 1, 2002. SFAS 142 applies to all goodwill and intangible assets acquired in a business combination. Under the new standard, all goodwill, including that was acquired before initial application of the standard and indefinite-lived intangible assets are not amortized as of the effective date but must be tested for impairment at least annually. The transitional impairment test required by the standard was performed and no adjustment for impairment was required. However, based on subsequent testing of the Company’s investments in Argentina and Brazil performed as of December 31, 2002, it was determined that these investments were impaired.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following net effects are included in the net income (loss) and shareholders’ equity reconciliation to U.S. GAAP under paragraph (gg) below:

(a)	reversal of goodwill amortization recorded under Chilean GAAP

(b)	the adjustment to record the reversal of the impairment recorded under Chilean GAAP during 2002, which is different in amount from that in U.S. GAAP because of goodwill basis differences,

(c)	the adjustment to record the impairment under US GAAP from investment in Argentina and Brazil in 2002

The adjustment as of each year are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Reversal of goodwill amortization	55,829,283	52,416,632	53,776,148
Reversal of impairment recorded under Chilean GAAP	468,363,520	—	—
Impairment of goodwill under US GAAP	(621,543,408)	—	—

Totals	(97,350,605)	52,416,632	53,776,148

(iii)	The company has considered the factors which could be considered changes in circumstances which would trigger an impairment review and, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposa1 of Long-Lived Assets” beginning in 2002, the Company eva1uates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on an estimate of future discounted cash flows, as compared to current carrying amounts. There were no differences between impairment charges recorded under Chilean GAAP and U.S. GAAP except for the reclassification of impairment charges in 2002 related to the subsidiaries Centrais Electrica Cachoeira Dourada S.A. and Inmobiliaria Manso de Velasco Limitada from non-operating expenses as they were reported under Chilean GAAP (see Note 23b), to operating income under U.S. GAAP.

(j)	Negative Goodwill

Under Chilean GAAP, until December 31, 2003 the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value accounting for all acquired assets and liabilities for all acquisitions after January 1, 2004

Under U.S. GAAP, the fair values of the assets acquired less the fair values of the liabilities assumed in excess of the purchase price is allocated proportionately to reduce the values assigned to long-lived assets. If the allocation reduces the long-lived assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

The effect of reduced depreciation expense on the long-lived assets (for which no circumstances changed requiring an impairment test under SFAS No. 144) to which negative goodwill had been allocated under U.S. GAAP net against the reversals of both amortization and write-offs of negative goodwill recorded in Chile GAAP (over the appropriate useful lives as defined in the first paragraph) are included in paragraph (gg) below.

Back to Contents

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

(l)	Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies is recorded directly in the parent company’s equity. Under U.S. GAAP, such costs must be charged to income as incurred. As of December 31, 2004, no company was classified as development stage company. For the years ended December 31, 2002 and 2003, the effects of the adjustment are included in paragraph (gg) below

(m)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual was made in the reconciliation in paragraph (gg) below to reflect the unrecorded dividend liability for 2004.

(n)	Capitalized general and administrative expenses

Until 1993, under Chile GAAP Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which under US GAAP would not be allowed. The effects of eliminating capitalized general and administrative expenses and the related depreciation for U.S. GAAP purposes are shown below under paragraph (gg).

(o)	Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employee termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with U.S. GAAP, at that time in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must be a plan that specifically includes notification to employees prior to the balance sheet date. As of December 31, 2002, 2003 and 2004, this requirement had not been met.

The net effect of eliminating the accrued liability recognized under Chile GAAP is presented in paragraph (gg) below.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(p)	Adjustment in selling price of investment

Under Chilean GAAP, pursuant to the share transaction contract entered into in 1995 between Endesa-Chile and Endesa Overseas Co. with Enersis Intemational Limited, Chilectra S.A. and Chilectra IntemationaI Limited, Endesa Argentina recognized income related to an adjustment of the share purchase price. Under U.S. GAAP, the contingent price adjustment would be considered a part of the purchase price, and would therefore be offset against the amount of goodwill that was originally determined. As described in paragraph (i), the Company determined goodwill amounts recorded in investments in Argentina were impaired as of December 31, 2002, thus the adjustment in selling price of investment is a basis difference between Chilean and U.S. GAAP that was eliminated after the impairment charge recorded in 2002.

The effects of the adjustments to conform to U.S. GAAP are included under paragraph (gg) below.

(q)	Elimination of capitalized interest in Brazil

Until 1999, under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry by crediting interest expense. Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (gg) below.

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

The amount of foreign exchange gain (loss) included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$186,392,592, ThCh$(69,199,468) and ThCh$(56,947,613) for the years ended December 31, 2002, 2003 and 2004, respectively (See Note 23).

Back to Contents

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

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133 to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. The Company does not have the documentation and hedge effectiveness requirements to qualify for hedge accounting. Therefore, all derivative instruments have been accounted at fair value with changes in fair value recognized in earnings for US GAAP purposes.

The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 133.

SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2002, 2003 and 2004 is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below.

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

(v)	Effects on US GAAP of sale of subsidiary Río Maipo

The adjustment of the net gain obtained from the sale of the subsidiary Compañía Eléctrica del Río Maipo S.A results from the reversal of the accumulated US GAAP adjustment at December 31, 2002. As explained in Note 11d) this subsidiary was sold in April 2003. The reversal of these adjustment increased by ThCh$501,587 the gain obtained from the sale of this subsidiary.

The operating income generated by Río Maipo until disposal date amounted to ThCh$2,828,342 (sales amounted to ThCh$14,824,196 less cost of sales amounted to ThCh$11,087,968 and administrative and selling expenses amounted to ThCh$907,886) was reclassified from non-operating income to operating income in accordance with US GAAP (see Note 36 II (k)).

The sales of subsidiaries Infraestructura 2000 S.A. and Canutillar Plan did not result in any US GAAP difference adjustment.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(w)	Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system. Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000. Under U.S. GAAP, the amount was deferred and amortize over the life of the related service contract. This adjustment reverses the gain under Chile GAAP and records the amortization of the deferred income recognized under U.S. GAAP.

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

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Companhia de Electricidad do Rio de Janeiro (Cerj) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered over a period of three years, from the balance date.

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

The regulations also included certain VPA costs, which each distribution company is permitted to defer and pass on to their customers using future rate adjustments. VPA costs are limited by concession contracts to the cost of purchased power and certain other costs and taxes. Due to uncertainty in the Brazilian economy, ANEEL delayed the approval of such VPA rate increases. An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes. The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(y)	Reorganization of subsidiaries

This adjustment corresponds to the reorganization of the Company's subsidiaries Central Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. Under Chilean GAAP, the Company recorded the transactions under the pooling method, using the book values of the net assets acquired under merger accounting.

Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Central Costanera S.A. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life of 20 years.

The effect of this adjustment is included in the net income and shareholders' equity reconciliation to US GAAP under paragraph (gg) below.

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

The Company evaluated the carrying values of all assets held for sale, recording a loss to the extent that one of the assets’ fair values less cost to sell was lower than the carrying value of those assets. Additionally, the Company ceased recording depreciation expense once the assets met the qualification criteria of held for sale, which occurred over various dates from October to December 2002.

During 2003, all of the designated assets had been sold therefore eliminating this difference in 2003.

The effect of these adjustments is included in the net income and shareholders' equity reconciliation to U.S. GAAP under paragraph (gg) below.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infraestructura 2000 S.A. met the conditions for being classified as a discontinued operation, because it has distinct and separable financial results from operations and cash flows. As a result of the disposal the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after its was sold. The Rio Maipo facility was classified as “held for sale” on December 31, 2002. In April, 2003, the Company sold the facility. In accordance with SFAS 144, the Company determined that the Rio Maipo did not meet the criteria to be classified as a discontinued operations as Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa - Chile.

The effect of reclassifying discontinued operations is included in the net income reconciliation to U.S. GAAP under paragraph (gg) below.

(bb)	Effects of minority interest on the U.S. GAAP adjustments

The net income and shareholders’ equity under Chilean GAAP is adjusted in the U.S. GAAP footnote for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders under U.S. GAAP.

The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below.

(cc)	Extraordinary Items

In 2002, the Company incurred a Chilean GAAP extraordinary charge in accordance with Decree No. 1,949 of the Republic of Colombia for a tax that will be used for Colombia’s democratic security, as disclosed in Note 26 Extraordinary Items.

Under U.S. GAAP, this charge is classified as income tax expense in accordance with SFAS 109, Accounting for Income Taxes (SFAS 109), as discussed in Note 36 II k) Reclassification to U.S. GAAP.

(dd)	Negative Goodwill CERJ

In January 2003, CERJ, one of our Brazilian subsidiaries approved a capital increase as a result of which our ownership interest in CERJ increased, as certain minority shareholders, including certain wholly owned subsidiaries of Endesa-Spain, Enersis ultimate parent company did not participate.

Under Chile GAAP in accordance with BT No 42 and SVS Circular 368 the company recognized the value of the difference between the amount contributed and the underlying net book in the company was as negative goodwill, to be amortized over a 20 year period. In accordance with the appropriate guidance, Enersis is allowed to fully amortize into income the amount of any negative goodwill, if during the first year subsequent to the capital increase the amount of the losses incurred by the subsidiary is in excess the amount of negative goodwill. During 2003, CERJ incurred losses consequently Enersis fully amortized into income the negative goodwill originally recognized.

Under US GAAP, the transaction would be considered a transaction between entities under common control in which the minority interest did not participate, consequently similar to the guidance in FTB No. 85-5, Issues Relating to Accounting for Business Combinations the transaction is accounted for as a capital transaction. Consequently the amount of the negative goodwill amortized into income in Chile GAAP is recorded directly as an increase to consolidated equity under US GAAP.

The effects in net income of the US GAAP adjustment are presented in note (gg) below.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ee)	Extinguishment of debt

In March 2003, certain bondholders were granted an option to exchange between November 1, and 15, 2003 their bonds in exchange for shares of the Company at a fixed price of Ch$60.4202. Under Chile GAAP the transaction was accounted for as an exchange of debt for equity with the difference between the carrying amount of the debt and the strike price of the conversion recognized directly in equity a share premium.

Under US GAAP the transaction should be recognized as an extinguishment of debt in accordance with APB No. 14, using as reacquisition price of the extinguished debt the value of the common issued or the value of the debt whichever is more clearly evident, as Enersis stock is publicly trade the fair value of the shares is being considered to be more clearly evident. The average conversion price during November 2003, the conversion period was Ch$78 per share.

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

This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense.

At the same time the standard requires the Company to capitalize the new costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. The accumulated effect of adopting SFAS 143 as of January 1, 2003 is presented in paragraph (gg) below, net of taxes of ThCh$287,502 and minority interest of ThCh$154,377. At December 31, 2003 and 2004, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.

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

At December 31, 2003 and 2004, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(gg)	Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Net income (loss) in accordance with Chilean GAAP	(231,635,207)	12,779,560	44,307,596
Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	3,454,430	1,653,213	1,848,514
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(5,647,997)	(2,465,204)	(2,196,372)
Amortization of intangibles (paragraph d)	126,135	126,134	1,009,079
Deferred income taxes (paragraph e)	(21,894,635)	9,411,217	11,923,907
Pension and post-retirement benefits (paragraph g)	23,945,360	12,152,640	(5,423,472)
Investments in related companies (paragraph h)	21,596,283	28,083,920	1,464
Amortization and impairment of goodwill (paragraph i)	(97,350,605)	52,416,632	53,776,148
Amortization of negative goodwill (paragraph j)	(85,215,878)	(13,665,702)	1,197,823
Capitalized interest (paragraph k)	(26,166,717)	10,623,041	7,893,086
Depreciation capitalized interest (paragraph k)	2,515,596	(3,088,013)	(2,167,296)
Difference foreign exchange capitalized (paragraph k)	(10,285,379)	30,001,749	(5,844,604)
Depreciation difference foreign exchange capitalized (paragraph k)	260,422	71,020	247,149
Accumulated deficit during the development stage (paragraph l)	(6,036,038)	(1,335,234)	—
Capitalized general and administrative expenses (paragraph n)	2,027,459	(2,308,448)	2,791,871
Involuntary employee termination benefits (paragraph o)	(359,324)	12,173	(1,673)
Adjustment in selling price of investment (paragraph p)	4,649,632	—	—
Elimination of amortization of capitalized legal reserve (paragraph q)	935,211	533,782	490,048
Amortization of organizational and start-up costs (paragraph r)	5,554,202	3,573,964	462,821
Derivative instruments operating income (paragraph t)	(53,175,173)	(167,791,585)	(6,727,187)
Derivative instruments non-operating income (paragraph t)	(27,653,343)	24,953,033	15,798,123
Fair value of long-term debt assumed (paragraph u)	(94,786)	(66,299)	(138,246)
Sale of subsidiaries (paragraph v)	—	501,587	—
Deferred income (paragraph w)	284,517	122,715	229,506
Regulated assets (paragraph x)	(53,044,069)	58,955,925	11,398,114
Reorganization of subsidiaries (paragraph y)	(331,053)	(270,848)	(248,043)
Asset held for sale (paragraph z)	(918,516)	918,516	—
Reclassification of discontinued operations (paragraph aa)	(153,856)	(303,472)	—
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	132,128,313	22,316,179	22,098,316
Deferred tax effects on the U.S. GAAP adjustments	80,774,318	5,698,558	(671,673)
Extinguishment of debt (paragraph ee)	-—	(18,146,247)	—
Reversal amortization of negative goodwill Cerj. (paragraph dd)	—	(35,380,018)	—
Staff severance indemnities (paragraph f)	—	178,745	(178,745)
Asset retirement cost - (paragraph ff)	—	(1,489)	535,211
Asset retirement obligations - liabilities (paragraph ff)	—	(44,474)	(637,297)

Net income (loss) in accordance with U.S. GAAP before effect of discontinued operations, and cumulative effect of change in accounting principle	(341,710,698)	30,217,270	151,774,169

Income from discontinued operations net of taxes and minority interest (paragraph aa)	170,939	70,835	—

Net income (loss) in accordance with U.S. GAAP before effect of cumulative effect of change in accounting principle	(341,539,759)	30,288,105	151,774,169

Cumulative effect of change in accounting principle, net of the tax and minority interest	—	(287,502)	—

Net income (loss) in accordance with U.S. GAAP	(341,539,759)	30,000,603	151,774,169

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of minority interest	21,322,955	(74,845,570)	(96,275,517)
Cumulative translation adjustment related to U.S GAAP adjustments net of minority interest	(12,582,928)	52,450,844	12,452,098

Comprehensive income (loss) in accordance with U.S.GAAP	(332,799,732)	7,605,877	67,950,750

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Shareholders' equity in accordance with Chilean GAAP	2,612,101,688	2,559,553,142
Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(12,464,109)	(10,686,076)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(8,017,038)	(10,845,548)
Intangibles (paragraph d)	(1,009,079)	—
Deferred income taxes (paragraph e)	(247,951,919)	(302,433,018)
Pension and post-retirement benefits liabilities long term (paragraph g)	(13,009,204)	(17,437,701)
Investments in related companies (paragraph h and paragraph z)	31,714,485	29,443,314
Goodwill (paragraph i)	303,693,155	353,200,284
Goodwill gross amount (paragraph i)	4,520,451	82,154,857
Negative goodwill (paragraph j)	(405,222,235)	(372,929,343)
Capitalized interest (paragraph k)	61,575,186	62,124,455
Exchange diference (paragraph k)	(14,808,381)	(19,849,732)
Minimum dividend (paragraph m)	—	(8,160,208)
Capitalized general and administrative expenses (paragraph n)	(26,953,282)	(23,175,518)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	90,688	81,380
Elimination of capitalized legal reserve (paragraph q)	(7,395,646)	(6,282,920)
Amortization organizational and start-up costs (paragraph r)	(28,341,554)	(14,628,965)
Derivative instruments (paragraph t)	(25,541,256)	(16,495,956)
Fair value of long-term debt assumed (paragraph u)	1,244,204	1,105,960
Reorganization of subsidiaries (paragraph y)	4,870,378	4,212,272
Deferred income (paragraph w)	(2,788,439)	(2,324,155)
Regulated assets (paragraph x)	(23,290,784)	(9,931,912)
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	227,074,831	223,852,306
Deferred tax effects on the U.S. GAAP adjustments	145,536,506	134,534,591
Staff severance indemnities (paragraph f)	178,745	—
Asset retirement cost (paragraph ff)	64,263	598,306
Asset retirement obligations - liabilities (paragraph ff)	(537,670)	(1,135,913)

Shareholders' equity in accordance with U.S. GAAP	2,575,333,984	2,634,543,902

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Shareholders equity in accordance with U.S. GAAP - January 1	1,199,433,654	879,725,912	2,575,333,984
Minimum dividend payable (paragraph m)	13,091,990	—	(8,160,208)
Negative goodwill Cerj (paragraph dd)	—	35,380,018	—
Extinguishment of debt (paragraph ee)	—	18,146,247	—
Cumulative translation adjustment	8,740,027	(22,394,726)	(83,823,419)
Capital increase	—	1,634,475,930	(580,624)
Net income (loss) in accordance with U.S. GAAP for the year	(341,539,759)	30,000,603	151,774,169

Shareholders equity in accordance with U.S.GAAP - December 31	879,725,912	2,575,333,984	2,634,543,902

II.     Additional disclosure requirements:

(a)	Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2003 and 2004, respectively:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Goodwill	1,724,462,233	1,711,291,508
Less: accumulated amortization	(924,555,085)	(977,756,405)

Goodwill, net	799,907,148	733,535,103

Negative goodwill	(457,889,564)	(450,516,782)
Less: accumulated amortization	376,674,066	393,780,968

Negative goodwill, net	(81,215,498)	(56,735,814)

Amortization expense under Chile GAAP is disclosed in Note 13.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)	Basic and diluted earnings per share:

	For the year ended December 31,

	2002	2003	2004

	Ch$	Ch$	Ch$

Chilean GAAP (loss) earnings per share	(27.94)	0.62	1.36
U.S. GAAP (loss) earnings per share:
U.S. GAAP (loss) earnings per share before effect of
discontinued operations and cumulative
effect of change in accounting principle	(41.21)	1.48	4.65
Discontinued operations (net of tax)	0.02	0.00	—
U.S. GAAP (loss) earnings per share before effect of
cumulative effect of change in accounting principle	(41.19)	1.48	4.65
Cumulative effect of change in accounting principle (net of tax)	—	(0.01)	—
Basic and diluted U.S. GAAP (loss) earnings per share	(41.19)	1.47	4.65
Total number of common outstanding shares at December 31,	8,291,020	32,651,166	32,651,166
Weighted average number of common shares outstanding (000's)	8,291,020	20,471,093	32,651,166

(1)	The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or contingent equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)	Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2002

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(13,760,757)	64,313	(13,107,651)	(2,694,635)	(46,843,142)	(76,341,872)
Deferred income taxes as determined under Chilean GAAP	(3,328,058)	35,277,074	(31,391,274)	6,086,915	1,353,131	7,997,788

Total income tax provision under Chilean GAAP	(17,088,815)	35,341,387	(44,498,925)	3,392,280	(45,490,011)	(68,344,084)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(2,379,812)	31,498,902	(22,246,395)	(25,156,270)	(3,611,060)	(21,894,635)
Deferred tax effect of adjustments to U.S. GAAP	13,683,708	(14,272,973)	22,346,301	21,081,175	37,936,107	80,774,318

Total U.S. GAAP adjustments:	11,303,896	17,225,929	99,906	(4,075,095)	34,325,047	58,879,683

US GAAP reclassifications (1)	303,892			6,308,893	(23,164,381)	(16,551,596)

Total Income tax provision under U.S. GAAP	(5,481,027)	52,567,316	(44,399,019)	5,626,078	(34,329,345)	(26,015,997)

	2003

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(29,057,652)		(15,015,433)	(9,161,547)	(50,037,373)	(103,272,005)
Deferred income taxes as determined under Chilean GAAP	24,329,322	21,113,119	(16,018,315)	30,618,264	619,631	60,662,021

Total income tax provision under Chilean GAAP	(4,728,330)	21,113,119	(31,033,748)	21,456,717	(49,417,742)	(42,609,984)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	5,839,435	(1,937,830)	5,456,339	53,272		9,411,216
Deferred tax effect of adjustments to U.S. GAAP	(4,784,364)	59,296,937	(19,007,947)	(26,947,779)	(2,858,289)	5,698,558
U.S. GAAP reclassifications (1)	99,979			5,107,623		5,207,602

Total U.S. GAAP adjustments:	1,155,050	57,359,107	(13,551,608)	(21,786,884)	(2,858,289)	20,317,376

Total Income tax provision under U.S. GAAP	(3,573,280)	78,472,226	(44,585,356)	(330,167)	(52,276,031)	(22,292,608)

	2004

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(991,273)	(1,281,754)	(17,736,313)	(5,115,035)	(66,498,093)	(91,622,468)
Deferred income taxes as determined under Chilean GAAP	7,287,617	(21,829,716)	(26,065,776)	(2,314,880)	(2,695,984)	(45,618,739)

Total income tax provision under Chilean GAAP	6,296,344	(23,111,470)	(43,802,089)	(7,429,915)	(69,194,077)	(137,241,207)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	1,452,593	8,338,704	2,660,478	(527,868)		11,923,907
Deferred tax effect of adjustments to U.S. GAAP	(314,014)	1,484,975	2,857,880	(3,308,529)	(1,391,985)	(671,673)
U.S. GAAP reclassifications (1)					(1,846,447)	(1,846,447)

Total U.S. GAAP adjustments:	1,138,579	9,823,679	5,518,358	(3,836,397)	(3,238,432)	9,405,787

Total Income tax provision under U.S. GAAP	7,434,923	(13,287,791)	(38,283,731)	(11,266,312)	(72,432,509)	(127,835,420)

(1)	Certain tax-related expenses under Chilean GAAP are classified as non-operating, but under US GAAP would be classified as income taxes.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Deferred tax assets (liabilities) as of balance sheet dates are summarized s follows:

	2003			2004

	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Property, plant and equipment	3,159,631	138,722,121	141,881,752	2,893,469	144,917,275	147,810,744
Regulated assets and related deferred
cost (conpanies in Brazil)	—	7,918,866	7,918,866	—	3,376,851	3,376,851
Negative goodwill	—	9,753,529	9,753,529	—	—	—
Allowance for doubtful accounts	29,156,973	—	29,156,973	28,960,469	—	28,960,469
Actuarial deficit (companies in Brazil)	12,070,233	—	12,070,233	12,028,415	—	12,028,415
Deferred income	7,025,896	948,068	7,973,964	2,470,957	—	2,470,957
Provision real estate projects	2,944,849	—	2,944,849	2,528,523	—	2,528,523
Derivative contracts	312,837	4,388,443	4,701,280	1,615,743	3,290,991	4,906,734
Vacation accrual	789,056	—	789,056	902,749	—	902,749
Post retirement benefits	—	5,553,836	5,553,836	—	5,928,818	5,928,818
Tax loss carryforwards (1)	131,104,976	—	131,104,976	124,656,238	—	124,656,238
Contingencies	54,237,427	—	54,237,427	51,978,843	—	51,978,843
Salaries for construction-in progress	3,899,439	1,613,700	5,513,139	3,632,328	—	3,632,328
Valuation allowance	(2,685,345)	(1,052,390)	(3,737,735)	(2,935,126)	(2,919,991)	(5,855,117)
Others	10,027,102	139,381	10,166,483	6,502,226	1,579,806	8,082,032
Provision for employee benefits	4,360,516	—	4,360,516	4,168,216	—	4,168,216

Total deferred income tax assets	256,403,590	167,985,554	424,389,144	239,403,050	156,173,750	395,576,800

Deferred income tax liabilities:
Property, plant and equipment (2)	364,093,484	37,854,634	401,948,118	386,681,353	105,043,048	491,724,401
Severance indemnities	1,953,906	30,387	1,984,293	1,886,652	—	1,886,652
Regulated assets	15,837,943	—	15,837,943	14,658,884	—	14,658,884
Finance costs	10,904,732	—	10,904,732	12,982,334	—	12,982,334
Derivative contracts	989,222	319,064	1,308,286	—	—	—
Bond discount	1,901,990	—	1,901,990	1,836,701	—	1,836,701
Cost of studies	8,180,400	—	8,180,400	8,107,213	—	8,107,213
Imputed interest on construction	4,664,007	—	4,664,007	4,293,140	—	4,293,140
With-holdings	7,113	—	7,113	—	—	—
Materials used	973,913	—	973,913	895,914	—	895,914
Capitalized expenses	637,484	—	637,484	556,006	—	556,006
Capitalized interest	1,449,633	19,948,860	21,398,493	1,899,692	21,111,245	23,010,937
Post retirement benefits	—	1,358,349	1,358,349	—	—	—
Others	9,078,080	792,387	9,870,467	6,792,158	261,058	7,053,216

Total deferred income tax liabilities	420,671,907	60,303,681	480,975,588	440,590,047	126,415,351	567,005,398

Net deferred assets (liabilities)	(164,268,317)	107,681,873	(56,586,444)	(201,186,997)	29,758,399	(171,428,598)

Complementary Account	210,097,286	(210,097,286)	—	197,656,826	(197,656,826)	—

Net deferred assets (liabilities)	45,828,969	(102,415,413)	(56,586,444)	(3,530,171)	(167,898,427)	(171,428,598)

(1)	Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

(2)	In September 2004, the Peruvian tax court ruled invalid the tax basis of certain assets held by Edegel S.A. Based on this ruling, the Company has increased the long-term deferred tax liability ThCh$77,634,406, in order to reflect the write-off of the corresponding tax-basis assets held in Peru. As such estimate of future deductible amounts was determined prior to the acquisition of Edegel in connection with the acquisition of Endesa-Chile in 1999, the Company has adjusted goodwill by a corresponding amount in accordance with SFAS No. 109 "Accounting for Income Taxes" ("SFAS No. 109") and EITF 93-7 “Uncertainties Related to Income Taxes in a business Combination".

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2002

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	68,847,523	(171,618)	(13,442,787)	76,620,358	(7,005,029)	124,848,447
Effect of higher foreign tax rates	(441,306)	(203,795)	(14,703,049)	59,796,061	7,143,521	51,591,432
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(7,069,748)	24,178,055	(585,481)	(2,000,668)	(14,020,488)	501,670
Non-taxable items	1,313,507	(8,104,518)	(8,605,036)	(45,526,623)	206	(60,922,464)
Non-deductible items (2)	(67,141,281)	36,530,588	(7,233,598)	(90,343,074)	4,200,976	(123,986,389)
Prior years income tax	(2,763,901)	—	(1,402,329)	—	527,617	(3,638,613)
Other	1,470,287	338,604	1,573,261	771,131	(2,011,767)	2,141,516
US GAAP reclassifications (1)	303,892	—	—	6,308,893	(23,164,381)	(16,551,596)

Tax (benefit) expense at effective tax rate	(5,481,027)	52,567,316	(44,399,019)	5,626,078	(34,329,345)	(26,015,997)

	2003

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(55,973,625)	28,949,060	(13,034,547)	8,394,468	(12,859,850)	(44,524,494)
Effect of higher foreign tax rates	(1,259,732)	32,816,456	(13,417,384)	14,757,804	(17,146,468)	15,750,676
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	7,991,348	(16,638,288)	(1,432,392)	(1,980,860)	149,849	(11,910,343)
Non-taxable items	22,489,830	36,635,088	5,291,050	(1,189,035)	17,386,812	80,613,745
Non-deductible items (2)	25,986,780	(2,368,383)	(20,096,695)	(24,471,898)	(36,983,894)	(57,934,090)
Prior years income tax	(1,416,251)	—	(364,578)	—	—	(1,780,829)
Other	(1,491,609)	(921,707)	(1,530,810)	(948,269)	(2,822,480)	(7,714,875)
US GAAP reclassifications (1)	99,979	—	—	5,107,623	—	5,207,602

Tax (benefit) expense at effective tax rate	(3,573,280)	78,472,226	(44,585,356)	(330,167)	(52,276,031)	(22,292,608)

	2004

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(52,921,771)	2,078,660	(19,086,279)	(167,358)	(24,617,977)	(94,714,725)
Effect of higher foreign tax rates	—	3,333,513	(18,326,510)	9,964,750	(30,024,799)	(35,053,046)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(150,058)	(3,082,286)	(8,635,786)	—	(7,372,806)	(19,240,936)
Non-taxable items	33,175,388	(13,869,938)	(8,193,977)	(18,189,941)	(6,023,497)	(13,101,965)
Non-deductible items (2)	25,718,937	1,229,903	1,071,166	(3,163,785)	1,511,300	26,367,521
Prior years income tax	(1,210,217)	—	—	—	—	(1,210,217)
Other	2,822,644	(2,977,643)	14,887,655	290,022	(4,058,283)	10,964,395
US GAAP reclassifications (1)	—	—	—	—	(1,846,447)	(1,846,447)

Tax (benefit) expense at effective tax rate	7,434,923	(13,287,791)	(38,283,731)	(11,266,312)	(72,432,509)	(127,835,420)

(1)	US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes.

(2)	This represents mainly deductible temporary differences related to investments in subsidiaries that are permanent in nature for which deferred tax asset are not recognized.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(d)	Segment disclosures

The Company is primarily engaged in the distribution and generation of electricity in Chile, Argentina, Brazil, Colombia and Perú. Enersis provides these and other services through four business segments:

•	Generation
•	Distribution
•	Engineering Services and Real Estate
•	Corporate and other

Generation involves the generation of electricity primarily through its subsidiary Endesa-Chile. Distribution involves the supply of electricity to regulated and unregulated customers. Engineering Services and Real Estate includes engineering services and real estate development. Corporate and other includes computer-related data processing services and the sale of electricity-related supplies and equipment. The Company’s reportable segments are strategic business units that offer different products and services and are managed separately. The methods of revenue recognition by segment are as follows:

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

			Engineering services and	Corporate
2002	Generation	Distribution	real estate	and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	750,254,737	1,772,402,691	35,361,635	15,481,188	—	2,573,500,251
Intersegment sales	220,912,410	51,822,277	73,674,941	44,370,385	(390,780,013)	—

Total revenues	971,167,147	1,824,224,968	109,036,576	59,851,573	(390,780,013)	2,573,500,251

Operating income	348,487,932	189,963,327	13,850,922	(114,958)	(767,148)	551,420,075

Participation in net income of affiliate companies	8,842,841	—	—	(287,761)	—	8,555,080

Depreciation and amortization	229,162,303	530,614,762	1,460,962	114,728,646	13,268,373	889,235,046

Identifiable assets including investment in related companies	6,754,179,495	6,271,267,215	145,749,287	4,446,283,439	(4,561,173,325)	13,056,306,111

Capital expenditures	139,611,864	188,269,772	781,709	458,617	—	329,121,962

2003
				Corporate
			Engineering
			services and
	Generation	Distribution	real estate	and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	659,643,635	1,638,545,568	39,316,467	10,849,788	—	2,348,355,458
Intersegment sales	283,644,798	12,707,695	66,311,802	40,005,698	(332,574,181)	70,095,812

Total revenues	943,288,433	1,651,253,263	105,628,269	50,855,486	(332,574,181)	2,418,451,270

Operating income	346,973,669	193,877,213	13,202,873	(5,205,540)	649,579	549,497,794

Participation in net income of affiliate companies	17,803,955	—	—	150,761	—	17,954,716

Depreciation and amortization	171,258,122	213,378,872	1,502,687	31,087,735	—	417,227,416

Identifiable assets including investment in related companies	5,601,969,236	5,318,737,230	151,128,970	3,995,294,083	(4,084,236,232)	10,982,893,287

Capital expenditures	134,418,313	130,100,950	540,738	195,288	—	265,255,289

2004	Generation	Distribution	Engineering services and real estate	Corporate and other	Eliminations	Consolidated

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	750,035,825	1,844,311,022	8,883,757	43,937,779	—	2,647,168,383
Intersegment sales	282,626,259	14,549,335	1,470,641	106,381,890	(343,271,164)	61,756,961

Total revenues	1,032,662,084	1,858,860,357	10,354,398	150,319,669	(343,271,164)	2,708,925,344

Operating income	369,025,170	261,413,749	(85,351)	1,047,420	2,800,643	634,201,631

Participation in net income of affiliate companies	19,203,023	(19,060,445)	8,669	131,864,436	(100,869,800)	31,145,883

Depreciation and amortization	157,553,743	209,967,876	2,507,494	52,357,839	—	422,386,952

Identifiable assets including investment in related companies	5,317,659,366	5,106,142,327	78,281,860	4,080,676,106	(4,075,234,520)	10,507,525,139

Capital expenditures	96,135,574	164,655,280	19,789	4,413,083	710,627	265,934,353

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2002
Total revenues	827,643,118	308,125,605	302,735,183	646,296,230	488,700,115	2,573,500,251

Long lived assets (net) (1)	2,458,443,985	1,606,522,993	1,279,353,913	2,111,528,359	2,771,859,833	10,227,709,083

2003
Total revenues	875,783,391	299,650,596	255,971,660	564,368,715	415,367,353	2,411,141,715

Long lived assets (net) (1)	2,189,534,487	1,250,382,874	1,024,269,997	1,636,909,696	2,197,672,469	8,298,769,523

2004
Total revenues	884,309,131	328,721,018	287,398,792	668,872,239	539,624,164	2,708,925,344

Long lived assets (net) (1)	2,240,290,819	1,097,975,979	919,907,082	1,476,956,320	1,949,691,742	7,684,821,942

(1)	Long-lived assets include property, plant and equipment.

(e)	Concentration of risk:

The Company does not believe that it is exposed to any unusual credit risk from any single customer. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.

No single customers accounted for more than 10% of revenues for the years ending December 31, 2002, 2003 and 2004.

(f)	Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$
2005	432,697,782
2006	635,432,193
2007	201,103,409
2008	511,403,165
2009	489,848,777
Thereafter	1,424,978,904

Total	3,695,464,230

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(g)	Disclosure regarding interest capitalization:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Interest expense incurred	460,565,169	430,943,444	360,140,223
Interest capitalized under Chilean GAAP	62,310,644	10,741,338	7,203,684
Interest capitalized under U.S. GAAP	36,413,927	21,364,379	15,096,770

(h)	Cash flow information:

	(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Cash provided by operating activities under Chilean GAAP	649,911,662	588,838,896	618,005,504

Cash provided by operating activities under U.S. GAAP	649,911,662	588,838,896	618,005,504

Cash used in financing activities under Chilean GAAP	(295,087,517)	(446,651,514)	(189,124,246)

Cash used in financing activities under U.S. GAAP	(295,087,517)	(446,651,514)	(189,124,246)

Cash provided by (used in) investing activities under Chilean GAAP	(348,753,732)	90,584,783	(193,905,575)
Time deposits (1)	(10,535,580)	—	—

Cash provided by (used in) investing activities under U.S. GAAP	(359,289,312)	90,584,783	(193,905,575)

(1) Time deposits with maturities longer than 90 days

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ii)	Cash and cash equivalents includes all highly liquid debt instruments purchased with an original maturity of three months or less:

		Year ended December 31,

		2002	2003	2004

		ThCh$	ThCh$	ThCh$
	Cash	49,883,395	27,029,488	56,494,414
	Time deposits	150,760,242	262,660,971	450,743,859
	Marketable securities	1,597,691	11,434,635	12,321,537
	Other current assets	26,747,365	38,150,754	27,677,527

	Total cash and cash equivalents under Chilean GAAP	228,988,693	339,275,848	547,237,337
	Time deposits with original maturities longer than 90 days	(10,535,580)	—	—

	Total cash and cash equivalents under US GAAP	218,453,113	339,275,848	547,237,337

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$
Interest paid during the year	471,608,186	402,812,319	314,856,910
Income taxes paid during the year	141,222,264	406,298,084	538,426,126
Assets acquired under capital leases	—	—	27,496,261

(i)	Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2003 and 2004 for which it is practicable to estimate that value:

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

Back to Contents

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2003		2004

	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value

	ThCh$	ThCh$	ThCh$	ThCh$
Cash	27,029,488	27,029,488	56,494,414	56,494,414
Time deposits	262,660,971	262,660,971	450,743,859	450,743,859
Marketable securities	11,434,635	11,434,635	12,321,537	12,321,537
Accounts receivable	478,849,624	478,849,624	528,740,129	528,740,129
Notes receivable, net	8,571,693	8,571,693	2,828,014	2,828,014
Other accounts receivable, net	96,549,123	96,549,123	63,814,202	63,814,202
Amounts due from related companies	149,818,057	149,818,057	114,385,763	114,385,763
Long-term accounts receivable	131,133,420	131,133,420	125,910,089	125,910,089
Accounts payable and other	(224,067,844)	(224,067,844)	(256,402,004)	(256,402,004)
Notes payable	(170,573,373)	(170,573,373)	(190,517,294)	(190,517,294)
Long-term debt	(3,899,870,860)	(4,033,070,487)	(3,710,586,142)	(3,924,465,446)
Derivatives instruments	5,913,202	5,913,202	(65,211,933)	(65,211,933)

(j)	Derivative instruments

The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company employs policies and procedures to manage its risks associated with these market fluctuation on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives. All derivatives that do not qualify for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value. On the date that swaps, futures, forwards or option contracts are entered into, the Company designates the derivatives as a “hedge”, if the documentation is not appropriate to designate as a “hedge”, the derivative’s mark-to-market adjustment flows through the income statement. The Company does not have the appropriate documentation in place to designate contracts as hedges of a forecasted transaction or future cash flows (cash flow hedge) or as a hedge of a recognized assets, liability or firm commitment (fair value hedge).

The Company has classified its derivatives into the following general categories: commodity derivatives, embedded derivatives, and financial derivatives. Certain energy and other contracts for the Company’s operations in Chile are denominated in the US dollar. According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met (See Embedded Derivative Contracts below). For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Perú, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in Note 36 I paragraph (s), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following is a summary of the Company’s derivative contracts as of December 31, 2003 and 2004.

	2003

	Distribution	Generation	Total

	ThCh$	ThCh$	ThCh$
Embedded derivatives	(1,518,999)	(7,273,304)	(8,792,303)
Financial derivatives	(7,840,514)	(2,995,237)	(10,835,751)

	(9,359,513)	(10,268,541)	(19,628,054)
Investment in related companies	—	37,786,158	37,786,158

Derivative instruments U.S.GAAP Shareholders equity adjustment	(9,359,513)	27,517,617	18,158,104

	2004

	Distribution	Generation	Total

	ThCh$	ThCh$	ThCh$
Embedded derivatives	2,108,644	(20,441,709)	(18,333,065)
Financial derivatives	(54,316,141)	(9,058,683)	(63,374,824)

	(52,207,497)	(29,500,392)	(81,707,889)
Investment in related companies	—	31,909,042	31,909,042

Derivative instruments U.S.GAAP Shareholders equity adjustment	(52,207,497)	2,408,650	(49,798,847)

The following is the reconciliation of the Company's derivative contracts from Chile GAAP to US GAAP:

	2003

	Chile
	GAAP	Adjustment	US GAAP

	ThCh$	ThCh$	ThCh$
Embedded derivatives	—	(8,792,303)	(8,792,303)
Financial derivatives	5,913,202	(16,748,953)	(10,835,751)

Total	5,913,202	(25,541,256)	(19,628,054)

	2004

	Chile
	GAAP	Adjustment	US GAAP

	ThCh$	ThCh$	ThCh$
Embedded derivatives	—	(18,333,065)	(18,333,065)
Financial derivatives	(65,211,933)	1,837,109	(63,374,824)

Shareholders equity adjustment	(65,211,933)	(16,495,956)	(81,707,889)

Back to Contents

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

The Company assessed that its commodity contracts that are requirements contracts do not meet the above definition because the contracts do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause. A requirements contract allows the purchaser to use as many units of power as required to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs.

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded. However, only certain electricity generators or distributors have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis. Currently, Chilean distributors do not have access to the Chilean spot market, however this could change in the future if energy regulations are changed. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic. Management multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that, although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted for as derivatives that under SFAS No.133.

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

Such values are included in the reconciliation to U.S. GAAP in Note 36 paragraph (gg).

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

Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financia1 instrument and it requires payments denominated in either: (1) the currency of any substantial patty to the contract. (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The accounting treatment for such operations is the same under Chile GAAP and U.S. GAAP.

(k)	Reclassification to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Amortization of negative goodwill, amortization of goodwill, and certain other non-operating income and expense, would be included in operating income. Recovered taxes included in other non-operating revenues would be recorded as part of income tax expense under U.S. GAAP. Colombian equity tax included in non-operating expenses in 2004 would be recorded as part of income tax expense under U.S. GAAP. Equity participation in income or losses of related companies included in non-operating income would be presented after income taxes and minority interest in accordance with U.S. GAAP.

Additionally, the extraordinary loss recognized under Chilean GAAP in 2002 would be reclassified to income taxes as the Colombian democracy tax does not meet the definition of extraordinary in accordance with US GAAP. Under Chilean GAAP a company is permitted to classify as extraordinary any items that are considered unusual in their nature or infrequent in occurrence. US GAAP is much more stringent than Chilean GAAP in allowing items to be considered extraordinary and the extraordinary loss recognized under Chilean GAAP in 2002 would be reclassified to income taxes as the Colombian democracy tax does not meet the definition of extraordinary in accordance with US GAAP.

The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	2002

	Chilean
	GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$ $	ThCh

Operating income	551,420,075	(458,618,194)	92,801,881
Non-operating expense, net	(824,607,845)	559,654,833	(264,953,012)
Income taxes	(68,344,084)	(16,551,594)	(84,895,678)
Minority interest	16,856,520	—	16,856,520
Equity participation in income of related companies, net	—	8,555,082	8,555,082
Amortization of negative goodwill	116,204,508	(116,204,508)	—

Net loss before extraordinary items	(208,470,826)	(23,164,381)	(231,635,207)
Extraordinary items	(23,164,381)	23,164,381	—

Net loss	(231,635,207)	—	(231,635,207)

	2003

	Chilean
	GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$

Operating income	549,497,794	24,199,788	573,697,582
Non-operating expense, net	(466,280,940)	5,093,497	(461,187,443)
Income taxes	(42,609,984)	5,207,602	(37,402,382)
Minority interest	(80,282,913)	—	(80,282,913)
Equity participation in income of related companies, net	—	17,954,716	17,954,716
Amortization of negative goodwill	52,455,603	(52,455,603)	—

Net income	12,779,560	—	12,779,560

	2004

	Chilean
	GAAP	Reclassification	U.S. GAAP

	ThCh$	ThCh$	ThCh$

Operating income	634,201,631	(67,123,350)	567,078,281
Non-operating expense, net	(368,652,741)	54,930,816	(313,721,925)
Income taxes	(137,241,207)	(1,846,447)	(139,087,654)
Minority interest	(101,106,989)	—	(101,106,989)
Equity participation in income of related companies, net	—	31,145,883	31,145,883
Amortization of negative goodwill	17,106,902	(17,106,902)	—

Net income	44,307,596	—	44,307,596

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Real estate properties under development and construction-in-progress are included in current assets as inventory in Chilean GAAP and under U.S. GAAP such assets would have been included as property, plant and equipment. Additionally, the regulated asset recorded during 2001 by Coelce and Cerj, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term. The amounts receivable and payable related to financial derivatives have been recorded in the balance sheet at their gross amounts, whereas, these amounts would have been recorded at their net amounts by financial institution under US GAAP, provided the contracts have net settlement provisions. Negative goodwill would be presented as a deduction to property, plant, and equipment instead of a separate line-item in other assets. These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	2003

	Chilean GAAP	Reclassification	U.S. GAAP

	ThCh$ $	ThCh	ThCh$

Current assets	1,156,481,276	(51,265,586)	1,105,215,690
Property, plant an equipment, net	8,298,769,523	(64,654,495)	8,234,115,028
Other assets	1,527,642,488	62,433,606	1,590,076,094

Total assets	10,982,893,287	(53,486,475)	10,929,406,812

Current liabilities	1,155,329,804	(11,757,449)	1,143,572,355
Long-term liabilities	3,782,447,926	(41,729,026)	3,740,718,900
Minority interest	3,433,013,869	—	3,433,013,869
Shareholder's equity	2,612,101,688	—	2,612,101,688

Total liabilities and shareholders' equity	10,982,893,287	(53,486,475)	10,929,406,812

	2004

	Chilean GAAP	Reclassification	U.S. GAAP

	ThCh$ $	ThCh	ThCh$

Current assets	1,519,081,190	(53,518,614)	1,465,562,576
Property, plant an equipment, net	7,684,821,942	(41,032,908)	7,643,789,034
Other assets	1,303,622,007	80,508,030	1,384,130,037

Total assets	10,507,525,139	(14,043,492)	10,493,481,647

Current liabilities	1,018,810,914	(241,374)	1,018,569,540
Long-term liabilities	3,804,155,081	(13,802,118)	3,790,352,963
Minority interest	3,125,006,002	—	3,125,006,002
Shareholder's equity	2,559,553,142	—	2,559,553,142

Total liabilities and shareholders' equity	10,507,525,139	(14,043,492)	10,493,481,647

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(l)	Employee Benefit Plans

Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such’ benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the years ended December 31, 2002, 2003 and 2004, and an estimated average service period based on the years of services for the Company.

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

Employees that were entitled to Worker’s compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.

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

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Followings is a schedule of estimated pay–out of pension benefits in each of the next five years:

As of December 31,

2004

ThCh$

2005	25,040,759
2006	25,350,622
2007	26,205,461
2008	26,789,273
2009	27,555,039
Thereafter	108,176,149

Total	239,117,303

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2003

	Pension Benefits			Other Benefits

	Unfunfed	Funded	Total	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations
Accumulated benefit obligation	(37,809,722)	(177,171,124)	(214,980,846)	(30,332,309)
Plan assets at fair value	—	122,072,571	122,072,571	—

Unfunded accumulated benefit	(37,809,722)	(55,098,553)	(92,908,276)	(30,332,309)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(59,613,434)	(68,737,172)	(128,350,607)	(35,726,334)
Price-level restatement	420,320	680,566	1,100,886	269,465
Foreign exchange effect	8,560,762	11,820,243	20,381,005	4,136,709
Net periodic expense	(11,936,422)	(17,491,053)	(29,427,475)	1,453,111
Benefits paid	2,403,135	10,658,355	13,061,490	50,387
Company contributions	—	293,417	293,417	(1,788,775)

Benefit (obligations) at December 31	(60,165,640)	(62,775,645)	(122,941,285)	(31,605,436)

Funded Status of the Plans
Proyected Benefits Obligation	(58,992,700)	(178,727,451)	(237,720,151)	(30,885,705)
Fair value of the plans assets	—	122,072,571	122,072,571	—
Funded Status	(58,992,700)	(56,654,880)	(115,647,581)	(30,885,705)
Unrecognized loss (gain)	(1,792,630)	(16,333,965)	(18,126,595)	(12,519,943)
Unrecognized net prior service cost	619,690	10,213,200	10,832,891	11,800,212

Net liability recorded under U.S. GAAP	(60,165,640)	(62,775,645)	(122,941,285)	(31,605,436)

Change in the plan assets
Fair value of plans assets, beginning	—	96,482,018	96,482,018	—
Foreign exchange effect	—	(11,325,944)	(11,325,944)	—
Actual return on the plan assets	—	36,509,808	36,509,808	—
Employer contributions	—	9,257,830	9,257,830	—
Plan participant contributions	—	3,922,852	3,922,852	—
Benefits paid	—	(12,773,994)	(12,773,994)	—

Fair value of plans assets, ending	—	122,072,571	122,072,571	—

Components of net periodic
Benefits expenses
Service cost	(27,663)	(1,358,526)	(1,386,188)	759,480
Interest cost	(7,633,161)	(16,654,126)	(24,287,287)	235,724
Expected return on assets	—	25,672,370	25,672,370	—
Amortization gain (loss)	(3,645,636)	(23,119,488)	(26,765,124)	(360,131)
Amortization of transition asset	(629,963)	(2,031,282)	(2,661,245)	818,037

Net periodic expenses	(11,936,422)	(17,491,052)	(29,427,474)	1,453,111

	Pension Benefits			Other Benefits

Assumptions as of December 31	Chile	Colombia	Brazil	Chile	Brazil	Colombia

Weighted - discount rate (1)	9.5%	12.8%	11.3%	9.5%	11.3%	12.8%
Weighted - salary increase	3.0%	7.5%	5.5%	–	–	–
Weighted - return on plan assets (1)	–	–	11.3%	–	–	–
Weighted - long term inflation (2)	3.0%	7.5%	4.5%	3.0%	4.5%	7.5%

(1)	Includes fixed long term inflation assumption detail in (2)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2004

	Pension Benefits			Other Benefits

	Non
	Contributory	Contributory	Total	Total

Assets and obligations
Accumulated benefit obligation	(56,999,482)	(192,477,205)	(249,476,687)	(35,747,958)
Plan assets at fair value	—	128,088,182	128,088,182	—

Unfunded accumulated benefit	(56,999,482)	(64,389,023)	(121,388,506)	(35,747,958)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(60,165,640)	(62,775,645)	(122,941,285)	(31,605,436)
Price-level restatement	(924,751)	1,951,985	1,027,234	(473,971)
Foreign exchange effect	8,181,886	1,908,253	10,090,139	(284,233)
Net periodic expense	(2,799,071)	(16,782,199)	(19,581,270)	(3,451,452)
Benefits paid	721,624	16,267,061	16,988,685	4,122,302
Company contributions	—	(41,248)	(41,248)	(8,034,793)

Benefit (obligations) at December 31	(54,985,952)	(59,471,793)	(114,457,745)	(39,727,584)

Funded Status of the Plans
Projected Benefits Obligation	(56,999,482)	(180,867,381)	(237,866,863)	(38,719,674)
Fair value of the plans assets	—	128,088,182	128,088,182	—

Funded Status	(56,999,482)	(52,779,199)	(109,778,681)	(38,719,674)
Unrecognized loss (gain)	—	(17,340,605)	(17,340,605)	9,174,116
Unrecognized net prior service cost	2,013,530	10,648,011	12,661,541	(10,182,026)

Net liability recorded under U.S. GAAP	(54,985,952)	(59,471,793)	(114,457,745)	(39,727,584)

Change in the plan assets
Fair value of plans assets, beginning	—	122,072,571	122,072,571	—
Foreign exchange effect	—	(12,737,533)	(12,737,533)	—
Actual return on the plan assets	—	12,601,408	12,601,408	—
Employer contributions	—	7,373,920	7,373,920	—
Plan participant contributions	—	2,624,397	2,624,397	—
Benefits paid	—	(3,846,581)	(3,846,581)	—

Fair value of plans assets, ending	—	128,088,182	128,088,182	—

Service cost	(638,721)	(1,395,438)	(2,034,159)	(497,147)
Interest cost	(7,199,307)	(18,539,098)	(25,738,405)	(985,671)
Expected return on assets	—	26,441,379	26,441,379	(1,201,637)
Amortization gain (loss)	5,038,957	(15,412,512)	(10,373,555)	(766,997)
Amortization of transition asset	—	(7,876,530)	(7,876,530)	—

Net periodic expenses	(2,799,071)	(16,782,199)	(19,581,270)	(3,451,452)

	Pension Benefits			Other Benefits

Assumptions as of December 31	Chile	Colombia	Brazil	Chile	Brazil	Colombia

Weighted - discount rate (1)	6.5%	11.9%	10.2%	6.5%	10.2%	11.9%
Weighted - salary increase	4.0%	6.8%	5.2%	4.0%	5.2%	6.8%
Weighted - return on plan assets (1)	—	—	10.2%	—	—	—
Weighted - long term inflation (2)	2.5%	6.8%	4.0%	2.5%	4.0%	6.8%

(1)	Includes fixed long term inflation assumption detail in (2)

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(m)	Comprehensive income (loss)

In accordance with U.S. GAAP, the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events of the period other-than transactions with owners (“comprehensive income”). Comprehensive income is the total of net income and other non-owner equity transactions that result in changes in net shareholders’ equity.

The following represents accumulated other comprehensive income balances as of December 31, 2002, 2003 and 2004 (in thousands of constant Chilean pesos as of December 31, 2004).

	2002

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)

	ThCh$	ThCh$	ThCh$

Beginning balance	30,282,154	(2,216,472)	28,065,682
Credit (charge) for the period	21,322,955	(12,582,928)	8,740,027

Ending balance	51,605,109	(14,799,400)	36,805,709

	2003

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)

	ThCh$	ThCh$	ThCh$

Beginning balance	51,605,109	(14,799,400)	36,805,709
Credit (charge) for the period	(74,845,570)	52,450,844	(22,394,726)

Ending balance	(23,240,461)	37,651,444	14,410,983

	2004

	Chilean GAAP cumulative translation adjustment	Effect of U.S. GAAP adjustments on cumulative translation adjustment	Accumulated other comprehensive income (loss)

	ThCh$	ThCh$	ThCh$

Beginning balance	(23,240,461)	37,651,444	14,410,983
Credit (charge) for the period	(96,275,517)	12,452,098	(83,823,419)

Ending balance	(119,515,978)	50,103,542	(69,412,436)

The Company does not recognize deferred tax assets associated to cumulative translation adjustment as the investment they are associated with are permanent in nature.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The major classes of discontinued consolidated assets, consolidated liabilities and minority interest included in the Chilean GAAP Endesa Chile consolidated Balance Sheet are as follows:

As of December 31,
2002

ThCh$
Assets:
Cash	196,765
Account receivable, net	15,290,034
Other current assets	36,601,387
Property, plant and equipment, net	174,435,826
Intangibles	35,633
Other assets	18,692,185

Total assets of discontinued operations	245,251,830

Liabilities:
Current liabilities	76,792,885
Long term liabilities	100,581,027
Income taxes payable (including deferred)	864,514
Minority interest	754,838

Total liabilities and minority interest of discontinued operations	178,993,264

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The major classes of consolidated revenues and expenses included in the US GAAP Enersis consolidated Income Statement are as follows:

	As of December 31,

	2002	2003	2004

	ThCh$	ThCh$	ThCh$

Sales	20,914,128	—	—
Costs of sales	(10,312,883)	—	—

Gross profit	10,601,245	—	—
Administrative and selling expenses	(1,355,803)	—	—

Operating income	9,245,442	—	—

Non operating (loss) income	(7,765,412)	—	—

Income before taxes and minority interest	1,480,030	—	—

Income tax	(1,006,734)	—	—
Minority interest	(302,357)	—	—

Net income for the year	170,939	—	—

(o)	Goodwill and intangible assets

As discussed in Note 36 paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company's reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption in 2002 of SFAS No. 142, due to changes in circunstances, the Company recognized a non-cash charge of ThCh$615,389,513 to reduce the carrying value of goodwill.

In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments were estimated using discounted cash flow methodology. The ThCh$615,389,513 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company's revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company's reporting units, including the reporting units of the acquirer.

A summary of the changes in the Company's goodwill under U.S. GAAP during the year ended December 31, 2003 and 2004, by country of operation and segment is as follows:

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

2003:
	2003

		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,035,214,601	(11,216,517)	—	—	1,023,998,084
Colombia	75,058,126	—	(16,371,275)	—	58,686,851
Perú	22,054,183	—	(4,010,358)	—	18,043,825

Total	1,132,326,910	(11,216,517)	(20,381,633)	—	1,100,728,760

	2003

		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	948,462,530	76,503	(9,455,368)	—	939,083,665
Distribution	183,799,541	(11,293,020)	(10,926,265)	—	161,580,256
Other	64,839	—	—	—	64,839

Total	1,132,326,910	(11,216,517)	(20,381,633)	—	1,100,728,760

2004:	2004

		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,023,998,084	77,634,406	—	—	1,101,632,490
Colombia	58,686,851	(12,042,932)	(3,927,317)	—	42,716,602
Perú	18,043,825	—	(1,519,204)	—	16,524,621

Total	1,100,728,760	65,591,474	(5,446,521)	—	1,160,873,713

	2004

		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	939,083,665	77,634,406	(3,581,620)	—	1,013,136,451
Distribution	161,580,256	(12,042,932)	(1,864,901)	—	147,672,423
Other	64,839	—	—	—	64,839

Total	1,100,728,760	65,591,474	(5,446,521)	—	1,160,873,713

The Company's intangible assets were ThCh$79,100,256 and ThCh$80,708,810 and related accumulated amortization were ThCh$40,254,130 and ThCh$44,013,845 as of December 31, 2003 and 2004, respectively. There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(p)	Asset retirement obligations

As discussed in Note 36 paragraph (ff), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2003 and 2004:

	As of December 31,

	2003	2004

	ThCh$	ThCh$

Balance as of January 1,	(602,829)	(537,670)
Cumulative Translation Adjustment	109,633	39,054
Liabilities incurred in the period	—	—
Accretion expense	(44,474)	(637,297)

Balance as of December 31,	(537,670)	(1,135,913)

The pro forma effects of the application of SFAS No. 143 as if the Statement had been adopted on January 1, 2001 (rather than January 1, 2003) are as follows (on a U.S. GAAP basis):

As of
December 31,
2002

ThCh$
Pro forma amounts assuming the accounting change is applied retroactively net-of-tax:
Net income (loss)	(341,592,536)

Net income (loss) per common share – basic and diluted	(41.20)

(q)	Recent accounting pronouncements

The following new accounting standards have been adopted by the Company during the year-ended December 31, 2004 and the impact of such adoption, if applicable, has been presented in the accompanying consolidated financial statements.

i.	In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"),an interpretation of Accounting Research bulletin No. 51, "Consolidated Financial Statement", which requires the consolidation by a business enterprise of variable interest entities, if the business enterprise is the primary beneficiary. The FASB has amended FIN 46, now known as FIN 46 Revised December 2003 ("FIN 46(R)"). For the purpose of analyzing investments in potential variable entities formed after January 31, 2003, the Company has applied the provisions of FIN 46 and FIN 46(R) as of January 1, 2004. For the purpose of analyzing potential variable interest entities previously defined as special purpose entities ("SPE's") created before February 1, 2003; the Company has applied the provisions of FIN 46 and FIN 46(R) for the period beginning January 1, 2004. The Company has also applied the provisions of FIN 46 and FIN 46(R) in determining whether the Company holds potential interest in variable interest entities not previously defined as SPE's for the period ended December 31, 2004. The adoption of FIN 46(R) did not have a material impact on the Company's consolidating financial position, results of operations or cash flows.

Back to Contents

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

ii.	In December 2004, the FASB deferred the issuance of their final standard on earnings per share SFAS No. 128R, Earnings per Share, an amendment to FAS 128. The final standard is expected to be effective in 2005 and will require retrospective application for all prior periods presented. The significant proposed changes to the EPS computation are changes to the treasury stock method and contingent share guidance for computing year-to-date diluted EPS, removal of the ability to overcome the presumption of share settlement when computing diluted EPS when there is a choice of share or cash settlement and inclusion of mandatorily convertible securities in basic EPS. The Company is currently evaluating the proposed provisions of this amendment to determine the impact on its consolidated financial statements.

iii.	In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Nonmonetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for nonmonetary asset exchanges occurring in fiscal years beginning January 1, 2006 for the Company.

iv.	In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations, and cash flows.

v.	In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, “Accounting for Conditional Asset Retirement Obligations,” which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, “Accounting for Asset Retirement Obligations,” as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

(r)	Subsequent events

On May 24, 2005, the Board of Directors of Enersis S. A. approved the plan to reorganize its subsidiaries in Brazil, which seeks to simplify the shareholding structure of our Brazilian companies by having all of them become subsidiaries of a new Brazilian holding company, Endesa Brasil S.A.. Our Brazilian companies are currently owned by Endesa Internacional (our parent company, and a subsidiary of ENDESA, S.A.), Endesa-Chile, Chilectra and Enersis (the “Contributing Shareholders”). The initial intention is for Endesa-Brasil to be ultimately owned approximately as follows: Endesa-Chile, Endesa Internacional and Chilectra would have voting interests of 33.6%, 23.7% and 19.2%, respectively. Enersis on a stand-alone basis, would have a 23.5% interest. Because of Enersis’ interests in both Endesa-Chile and Chilectra, Enersis would hold majority control over Endesa-Brasil, and would consolidate the company.

Completion of the Brazilian reorganization is subject to receipt of regulatory approvals in Brazil

* * * * * *

Back to Contents

SCHEDULE  I

ENERSIS S.A.
BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

ASSETS	As of December 31,

	2003	2004	2004

	ThCh$	ThCh$	ThUS$

CURRENT ASSETS:
Cash	341,241	82,267	148
Time deposits	1,181,114	9,176,155	16,462
Notes receivable, net	755	737	1
Other accounts receivable, net	1,774,192	2,227,626	3,996
Amounts due from related companies	128,562,558	26,874,285	48,214
Income taxes recoverable	14,843,891	—	—
Prepaid expenses	55,432	—	—
Deferred income taxes	28,516,072	42,802,273	76,789
Other current assets	17,303,424	18,136,958	32,538

Total current assets	192,578,679	99,300,301	178,148

PROPERTY, PLANT AND EQUIPMENT:
Buildings and infraestructure	21,318,189	21,318,134	38,246
Machinery and equipment	2,359,443	2,196,587	3,941
Other assets	818,188	1,158,196	2,078
Technical appraisal	34,005	33,988	61

Sub - total	24,529,825	24,706,905	44,326
Less: accumulated depreciation	(11,919,198)	(12,530,600)	(22,480)

Total property, plant and equipment, net	12,610,627	12,176,305	21,846

OTHER ASSETS:
Investments in related companies	2,226,881,670	2,250,223,210	4,036,999
Investment in other companies	—	15,508,173	27,822
Goodwill, net	753,106,535	706,355,890	1,267,233
Negative goodwill, net	(621,934)	(635,425)	(1,140)
Long-term receivables	487,265	—	—
Amounts due from related companies	451,554,968	434,047,535	778,700
Intangibles	1,473,876	1,473,876	2,644
Accumulated amortization	(434,208)	(508,041)	(911)
Other assets	27,395,174	12,327,667	22,115

Total other assets	3,459,843,346	3,418,792,885	6,133,462

TOTAL ASSETS	3,665,032,652	3,530,269,491	6,333,456

Back to Contents

SCHEDULE  I

ENERSIS S.A.
BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY	As of December 31,

	2003	2004	2004

	ThCh$	ThCh$	ThUS$

CURRENT LIABILITIES:
Current portion of long-term debt due to banks and financial institutions	809,498	31,837	57
Current portion of bonds payable	4,173,363	9,062,455	16,258
Dividends payable	114,402	53,507	96
Accounts payable	177,329	187,258	336
Miscellaneous payables	247,085	94,604	170
Amounts payable to related companies	34,809,445	76,122,916	136,568
Accrued expenses	22,183,350	18,012,095	32,314
Withholdings	136,704	193,498	347
Income taxes payable	16,691,677	—	—
Unearned income	139,111	31,379	56
Other current liabilities	8,680,005	544,059	976

Total current liabilities	88,161,969	104,333,608	187,178

LONG -TERM LIABILITIES:
Due to baks and financial institutions	304,322,500	195,090,000	350,000
Bonds payable	643,421,975	592,028,750	1,062,125
Accrued expenses	2,565,412	2,565,071	4,602
Deferred income taxes	4,818,080	3,520,749	6,316
Other long-term liabilities	9,641,028	73,178,171	131,285

Total long-term liabilities	964,768,995	866,382,741	1,554,328

SHAREHOLDERS´ EQUITY:
Paid-in capital, no par value shares	2,283,404,124	2,283,404,124	4,096,527
Additional paid-in capital	163,306,446	162,725,821	291,937
Other reserves	(26,313,477)	(122,588,994)	(219,930)
Retained earnings	180,417,144	194,378,259	348,723
Net income for the year	12,779,560	44,307,596	79,490
Deficit of subsidiaries in development stage	(1,492,109)	(2,673,664)	(4,797)

Total shareholders´ equity	2,612,101,688	2,559,553,142	4,591,950

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,665,032,652	3,530,269,491	6,333,456

Back to Contents

SCHEDULE I

     ENERSIS S.A.
INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

	Years ended December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	4,432,444	4,440,316	4,432,912	7,953
COST OF SALES	(1,124,232)	(1,158,548)	(1,101,472)	(1,976)

GROSS PROFIT	3,308,212	3,281,768	3,331,440	5,977

ADMINISTRATIVE AND SELLING EXPENSES	(22,599,057)	(17,443,744)	(17,314,877)	(31,064)

OPERATING LOSS	(19,290,844)	(14,161,976)	(13,983,437)	(25,087)

NON-OPERATING INCOME SELLING EXPENSES:
Interest income	59,106,740	40,618,484	30,514,861	54,745
Equity in income of related companies	74,421,764	116,577,629	157,530,500	282,617
Other non-operating income	23,167,461	102,226,101	9,995,020	17,932
Equity in losses of related companies	(83,162,915)	(73,440,467)	(20,852,813)	(37,411)
Amortization of goodwill	(111,691,802)	(51,110,145)	(51,264,529)	(91,971)
Interest expense	(149,236,223)	(146,131,051)	(71,623,008)	(128,495)
Other non-operating expenses	(18,705,372)	(23,686,725)	(15,960,008)	(28,633)
Price-level restatements, net	1,636,419	(4,536,852)	(2,131,915)	(3,825)
Exchange difference, net	(18,781,275)	31,296,475	5,096,826	9,144

NON-OPERATING RESULT	(223,245,203)	(8,186,551)	41,304,934	74,103

INCOME (LOSS) BEFORE INCOME TAXES AND AMORTIZATION OF NEGATIVE GOODWILL	(242,536,047)	(22,348,527)	27,321,497	49,016
INCOME TAX	9,821,030	12,951,801	16,945,821	30,402

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(232,715,017)	(9,396,726)	44,267,318	79,418
AMORTIZATION OF NEGATIVE GOODWILL	1,079,810	22,176,286	40,278	72

NET INCOME FOR THE YEAR	(231,635,207)	12,779,560	44,307,596	79,490

Back to Contents

SCHEDULE I

ENERSIS S.A.
STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2004 and thousands of US dollars)

		Years ended December 31,

	2002	2003	2004	2004

	ThCh$	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(231,635,207)	12,779,560	44,307,596	79,490
GAIN (LOSSES) FROM SALES OF ASSETS:
Gain on sales of investments	—	(90,022,773)	—	—
Changes (credits) to income which do not represent cash flows:
Depreciation	1,077,946	1,112,068	1,054,993	1,893
Amortization of intangibles	73,833	73,833	73,833	132
Equity in income of related companies	(74,421,764)	(116,577,629)	(157,530,500)	(282,617)
Equity in losses of related companies	83,162,915	73,440,467	20,852,813	37,411
Amortization of goodwill	111,691,802	51,110,145	51,264,529	91,971
Amortization of negative goodwill	(1,079,810)	(22,176,286)	(40,278)	(72)
Price-level restatement, net	(1,636,419)	4,536,852	2,131,915	3,825
Exchange difference, net	18,781,275	(31,296,475)	(5,096,826)	(9,144)
Other credits to income which do not represent cash flows	(14,440,762)	(299,592)	(865,132)	(1,552)
Other charges to income which do not represent cash flows	21,852,730	54,513,673	28,994,053	52,017
Changes in assets which affect cash flows:
Decrease in dividends receipts	—	—	66,476,784	119,262
Decrease (increase) in trade receivables	429,628	(454,853)	436,741	784
Decrease in other assets	31,430,764	18,226,354	(8,937,104)	(16,034)
Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	1,147,585	(5,914,032)	(4,216,879)	(7,565)
Increase in interest payable	43,328,729	(28,093,955)	5,813,329	10,429
Decrease in income tax payable	(9,821,031)	(12,951,801)	(18,124,485)	(32,516)
Increase in other accounts payable associated with non-operating results	10,115,888	1,545,313	(19,309,679)	(34,642)
Net decrease in value added tax and other similar taxes payable	(699,045)	4,832	38,021	68

Net cash flows provided by (used in) operating activities	(10,640,942)	(90,444,299)	7,323,724	13,140

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares	—	560,126,472	—	—
Loans obtained	68,367,940	376,687,632	75,263,089	135,025
Proceeds from bond issuances	—	224,868,923	—	—
Loans obtained from related companies	58,338,985	—	84,767,891	152,077
Other sources of financing	—	18,153,248	12,644,430	22,685
Dividends paid	(140,796)	(72,526)	(59,093)	(106)
Payment of loans	(79,396,482)	(1,081,078,487)	(166,967,236)	(299,547)
Payment of bonds	(7,298,829)	(87,566,290)	(134,639)	(242)
Payment of loans granted by related companies	(102,398,288)	(4,579,223)	(85,248,568)	(152,940)
Payment of other loans obtained from related companies	(22,953,931)	(61,941,413)	(11,441,165)	(20,526)
Payment of bond issuance costs	—	(11,102,445)	—	—
Other disbursements for financing	—	(61,812,117)	(2,712,427)	(4,866)

Net cash used in financing activities	(85,481,401)	(128,316,226)	(93,887,718)	(168,440)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of long-term investments	1,171	165,464,042	—	—
Proceeds from loans granted to related companies	(168,603,806)	54,398,161	108,694,177	195,002
Proceeds from other loans granted to related companies	263,939,567	—	98,221,201	176,213
Long-term investments	(17,321,941)	—	(343,959)	(617)
Additions to property, plant and equipment	30,520,547	—	(94,031)	(169)
Loans granted to related companies	(1,631,900)	(5,932,860)	(99,393,687)	(178,317)
Other receipts from investments	(9,379,858)	1,676,345	2,122,134	3,807

Net cash provided by investing activities	97,523,779	215,605,688	109,205,835	195,919

NET CASH FLOW FOR THE YEAR	1,401,435	(3,154,837)	22,641,841	40,620
EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(237,216)	(518,808)	(313,563)	(563)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,164,220	(3,673,645)	22,328,278	40,057
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	4,031,778	5,195,998	1,522,353	2,731

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	5,195,998	1,522,353	23,850,631	42,788

Back to Contents

SCHEDULE I

ENERSIS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

	Paid-in capital	Additional paid-in capital	Other reserves	Retained earnings	Deficit of subsidiaries in development stage	Net income (loss) for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2002	729,328,347	32,398,114	25,517,158	350,149,143	867,381	40,926,246	1,179,186,389
Transfer of prior year income to retained earnings	—	—	—	40,926,246	—	(40,926,246)	—
Deficit of subsidiaries in the development stage	—	—	—	—	(5,830,512)	—	(5,830,512)
Cumulative translation adjustment			20,596,914				20,596,914
Price-level restatement of capital	21,879,850	971,943	765,515	11,732,261	26,021	—	35,375,590
Net loss for the year	—	—	—	—	—	(223,748,087)	(223,748,087)

As of December 31, 2002	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294

As of December 31, 2002 (1)	777,688,286	34,546,352	48,532,092	417,006,620	(5,111,143)	(231,635,207)	1,041,027,000

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

As of December 31, 2003 (1)	2,283,404,124	163,306,446	(26,313,477)	180,417,144	(1,492,109)	12,779,560	2,612,101,688

As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890
Capital increase	—	(563,714)	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	(12,467,863)	—
Changes in equity of affiliates			(4,435,524)				(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	(103,832,123)
Reserve Technical Bulletin No. 72			11,992,130				11,992,130
Price-level restatement of capital	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	63,692,887
Net income for the year	—	—	—	—	—	44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142

As of December 31, 2004 (2)	4,096,527	291,937	(219,930)	348,723	(4,797)	79,490	4,591,950

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2004.
(2)	Restated in thousands of US$ as of December 31, 2004