Form 20-F
period 2005-12-31
ENERSIS SA
filed 2006-03-16
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

Commission file number:  001-12440

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

ENERSIS S.A.	CHILE
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida Santa Rosa 76, Santiago
Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
U.S.$300,000,000 6.90% Notes due December 1, 2006	New York Stock Exchange
U.S.$350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
U.S.$150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

U.S.$ 350,000,000 7.375% Notes due January 15, 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock: 32,651,166,465

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act:

YES ☒    NO ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

YES ☐    NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES ☒    NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition in definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

ITEM 17 ☐    ITEM 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

YES ☐    NO ☒

TABLE OF CONTENTS

INTRODUCTION
Financial Information
Technical Terms
Calculation of Economic Interest
Forward-Looking Statements
PART I
Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4.	Information on the Company
Item 4A.	Unresolved staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Securities Other than Equity Securities
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert
Item 16B.	Code of Ethics
Item 16C.	Principal Accountant Fees and Services
Item 16D.	Exemptions from Listing Requirements for Audit Committees
Item 16E.	Purchases of Equity Securities by One Issuer and Affiliated Persons
PART III
Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits

INTRODUCTION

Financial Information

As used in this annual report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to ENERSIS S.A. (“Enersis”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and related companies is expressed in terms of our economic interest as of December 31, 2005.

In this annual report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “U.S. dollars” or “U.S.$” are to U.S. dollars, references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina, references to “R$,” or “reais” are to Brazilian reals, the legal currency of Brazil, references to “soles” are to Peruvian soles, the legal currency of Peru, references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2005, 1 UF was equivalent to Ch$ 17,974.81. The U.S. dollar equivalent of 1 UF was U.S.$ 35.07 at December 31, 2005, using the Observed Exchange Rate, reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2005, of Ch$ 512.50 per U.S.$ 1.00. As of February 28, 2006, 1 UF was equivalent to Ch$ 17,922.63. The U.S. dollar equivalent of 1 UF was U.S.$ 34.64 as of February 28, 2006, using the Observed Exchange Rate reported by the Central Bank of Ch$ 517.33 per U.S.$ 1.00.

Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant Chilean pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS. Our audited consolidated financial statements for the three fiscal years ended December 31, 2005 are expressed in constant Chilean pesos as of December 31, 2005. See note 2(c) to our consolidated financial statements. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2005 calendar year is the percentage change between the November 2004 Chilean CPI and the November 2005 Chilean CPI, which was 3.6%. Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 36 to our consolidated financial statements contained elsewhere in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP of stockholders’ equity and net income as of, and for the three years in the period ended, December 31, 2005.

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

As of December 31, 2005, we consolidated Empresa Nacional de Electricidad S.A., or Endesa Chile, Enersis Internacional, or Enersis Internacional, Chilectra S.A., or Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A. or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de Velasco Limitada, or IMV, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or CAM, Codensa S.A. E.S.P. or Codensa and Elesur S.A. or Elesur. Through Endesa Brasil, S.A. or Endesa Brasil, we consolidated Ampla Energía e Servicos S.A., or Ampla, Investluz (which in turn consolidated Companhia Energética do Ceará S.A., or Coelce), Central Geradora Termelétrica Endesa Fortaleza S.A., or Endesa Fortaleza, Centrais Eléctricas Cachoeira Dourada S.A. or CDSA or Cachoeira

Dourada and Companhia de Interconexão Energética S.A. or CIEN (which in turn consolidated Compañía de Transmisión del Mercosur or CTM and Transportadora del Energía de Mercosur S.A. or TESA).

Endesa Chile, in turn, consolidated all of its operational Chilean subsidiaries. In Argentina, Endesa Chile consolidated the hydroelectric company Central Hidroeléctrica El Chocón S.A., or El Chocón, and thermoelectric companies Endesa Costanera S.A., or Endesa Costanera or ENCO. In Colombia, Endesa Chile consolidated generation companies Central Hidroeléctrica de Betania S.A. E.S.P., or Betania, and Emgesa S.A. E.S.P., or Emgesa. Endesa Chile also consolidated the hydroelectric company Edegel S.A.A., or Edegel, in Peru.

For the convenience of the reader, this annual report contains translations of certain Chilean peso amounts into U.S. dollars at specified rates. Unless otherwise indicated, the U.S. dollar equivalent for information in Chilean pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” at December 31, 2005. No representation is made that the Chilean peso or U.S. dollar amounts shown in this annual report could have been or could be converted into U.S.$ or Chilean pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”

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

Calculation of Economic Interest

References are made in this annual report to the “economic interest” of Enersis in its subsidiaries or related companies. In circumstances where Enersis does not own its interest in a subsidiary or related company directly, the economic interest of Enersis in such ultimate subsidiary or related company is calculated by multiplying the percentage ownership interest of Enersis in a directly held subsidiary or related company by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or related company. For example, if Enersis owns 60% of a directly held subsidiary and that subsidiary owns 40% of a related company, Enersis’ economic ownership interest in such related company would be 24%. References are also made in this annual report to the economic interest of Endesa Chile in its subsidiaries and related companies. Calculation of Endesa Chile’s economic interest is made based on the same method used to calculate the economic interest of Enersis.

We are a holding company with subsidiaries engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. As of the date of this annual report, we beneficially owned, directly or indirectly, 60.0% of Endesa Chile’s outstanding capital stock and 98.3% of Chilectra’s outstanding capital stock. ENDESA, S.A. (“Endesa-Spain”), the largest electricity generation and distribution company in Spain, owned a 60.6% beneficial interest in Enersis as of December 31, 2005.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable

Item 2.    Offer Statistics and Expected Timetable

Not applicable

Item 3.    Key Information

A.    Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements including their notes, included elsewhere in this annual report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from U.S. GAAP. Note 36 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of or for each of the five years ended December 31, 2005 in the following table have been restated in constant Chilean pesos as of December 31, 2005.

In general, amounts are in millions except for ratios and operating data. For convenience purposes, all data presented in U.S. dollars in the following summary as of or for the year ended December 31, 2005 are translated at the Observed Exchange Rate for December 31, 2005 of Ch$ 512.50 per U.S.$ 1.00. Such translations should not be construed as representing that the Chilean peso amounts actually represent, have been or could be converted into U.S. dollars at the rates indicated or used herein or at all. For information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.

The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2005, which affect the comparability of the data presented below. See note 3 to our consolidated financial statements for a further description of changes in our accounting policies.

	As of or for the year ended December, 31
	2001	2002	2003	2004	2005	2005 (1)
	(Constant Ch$ Millions as of December 31, 2005, Except share and ADS data)					Millions of U.S.$
CONSOLIDATED INCOME STATEMENT DATA
Chilean GAAP
Revenues from Operations	3,298,942	2,680,908	2,520,431	2,823,601	3,215,797	6,275
Cost of Sales	(2,174,427)	(1,857,990)	(1,758,698)	(1,967,623)	(2,185,190)	(4,264)
Administrative and Selling Expenses	(299,795)	(239,363)	(179,996)	(182,995)	(225,274)	(440)
Operating Income	824,720	583,555	581,737	672,983	805,333	1,571
Equity in Income of Related Companies	(11,476)	8,864	18,601	32,267	6,746	13
Goodwill Amortization	(86,420)	(543,063)	(56,523)	(55,116)	(55,186)	(108)
Interest (Expense), Net	(424,940)	(385,677)	(375,060)	(296,819)	(260,534)	(508)
Price Level Adjustment	(30,425)	(11,952)	(11,207)	14,121	(11,187)	(22)
Other non Operating Income (loss), net	(3,911)	65,251	(71,335)	(92,327)	(84,833)	(166)
Income (loss) before Income Taxes, Minority Interest and Amortization of Negative Goodwill	267,548	(283,022)	86,213	275,109	400,339	780
Income taxes	(139,267)	(70,804)	(44,144)	(142,182)	(178,306)	(348)
Extraordinary Items	—	(23,999)	—	—	—	—
Minority Interest	(134,229)	17,464	(83,173)	(104,747)	(169,513)	(331)
Amortization of Negative Goodwill	51,159	120,387	54,344	17,723	15,497	30
Net Income (loss)	45,211	(239,974)	13,240	45,903	68,017	131
Net Income (loss) per Share	5.45	(28.94)	0.65	1.41	2.08	—
Net Income (loss) per ADS	272.65	(1,447.19)	20.27	70.29	104.16	—
U.S. GAAP (2)
Operating Income	862,306	(231,723)	479,254	654,108	814,551	1,589
Equity in Income (loss) of Related Companies	(30,219)	24,983	46,312	32,269	(26,382)	(51)
Income taxes	(236,218)	(2,956)	(23,096)	(132,437)	(187,470)	(366)
Net Income (loss) from continuing operations	(41,526)	(354,013)	31,305	157,238	122,348	239
Income (loss) from discontinued operations net of tax and minority interest	305	178	74	—	—	—

	As of or for the year ended December, 31
	2001	2002	2003	2004	2005	2005 (1)
	(Constant Ch$ Millions as of December 31, 2005, Except share and ADS data)					Millions of U.S.$
Net Income (loss)	3,044	(353,834)	31,081	157,238	122,348	239
Net Income (loss) from continuing operations per Share	(5.02)	(42.69)	1.53	4.82	3.75	—
Net Income (loss) from continuing operations per ADS	(250.43)	(2,134.95)	76.46	70.29	187.36	—
Net Income (loss) per Share	0.39	(42.69)	1.52	4.82	3.75	—
Net Income (loss) per ADS (3)	18.34	(2,133.89)	75.93	70.29	187.36	—
Cash Dividends per share	2.02	—	—	—	0.43	—
Cash Dividends per ADS	99.82	—	—	—	21.50	—
Capital stock	841,475	841,475	2,534,793	2,534,191	2,534,091	4,945
Number of shares of common stock (thousands)	8,291,020	8,291,020	32,651,166	32,651,166	32,651,166	—
Number of American Depository Shares (thousands)	14,892	6,578	55,111	66,345	61,384	—
CONSOLIDATED BALANCE SHEET DATA
CHILEAN GAAP
Total Assets	13,685,128	13,526,334	11,378,277	10,868,619	10,253,592	20,007
Long Term Debt	6,255,320	5,796,092	3,918,616	3,943,744	3,380,649	6,596
Minority Interest	4,368,983	4,344,349	3,556,603	3,237,506	2,800,041	5,463
Stockholders’ Equity	1,302,642	1,078,504	2,706,138	2,651,697	2,595,871	5,065
U.S. GAAP (2)
Total Assets	14,057,410	13,224,345	11,216,270	10,936,933	10,372,006	20,238
Long Term Debt	6,873,641	5,583,372	4,042,130	4,138,258	3,554,891	6,936
Minority Interest	4,251,168	4,566,049	3,321,353	3,005,595	2,599,907	5,073
Stockholders’ Equity	1,242,614	918,133	2,668,046	2,729,387	2,741,807	5,350
OTHER CONSOLIDATED FINANCIAL DATA
CHILEAN GAAP
Capital Expenditures	366,324	340,970	274,805	275,508	317,449	619
Depreciation and amortization (4)	465,530	498,572	430,068	400,199	375,936	734
U.S. GAAP (2)
Capital Expenditures	366,324	340,970	274,805	275,508	317,449	619
Depreciation and amortization	531,737	1,112,527	429,466	379,954	360,100	703

(1)   Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$ 512.50 per U.S. dollar, the Observed Exchange Rate for December 31, 2005.

(2)   “Income before income taxes, minority interest and amortization of negative goodwill” as shown in our audited consolidated income statement.

(3)   See (“Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results from Operations for the Fiscal Years Ended December 31, 2004 and December 31, 2005, and note 36 of the Financial Statements for a discussion of how our income statement and balance sheet can be impacted by accounting differences under Chilean and U.S. GAAP.)  The two most significant adjustments that result from reconciling our Chilean GAAP accounts to U.S. GAAP relate to accounting for amortization of goodwill discussed in paragraphs (i) and (II-o) of note 36 and accounting for derivative instruments discussed in paragraphs (t) and (II-j) of note 36 to the audited consolidated financial statements.

(4)   Does not include goodwill and negative goodwill amortization.

	As of or for the year ended December 31,
	2001	2002	2003	2004	2005
Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh)(1)	9,585	9,952	10,518	11,317	11,851
Number of Customers (thousands)	1,289	1,319	1,341	1,371	1,404
Total Energy Losses (%)(2)	5.4	5.6	5.6	5.2	5.5
Río Maipo
Electricity Sold (GWh)	1,245	1,274	—	—	—
Number of Customers (thousands)	294	302	—	—	—
Total Energy Losses (%)(2)	6.4	6.2	—	—	—
Edesur
Electricity Sold (GWh)	12,909	12,138	12,656	13,322	14,018
Number of Customers (thousands)	2,097	2,090	2,117	2,139	2,165
Total Energy Losses (%)(2)	9.9	11.6	11.8	11.8	11.4
Ampla
Electricity Sold (GWh)	6,739	7,145	7,276	7,628	8,175
Number of Customers (thousands)	1,691	1,778	2,012	2,115	2,216
Total Energy Losses (%)(2)	22.7	22.6	23.6	22.8	22.4
Coelce
Electricity Sold (GWh)	5,352	5,558	5,905	6,141	6,580
Number of Customers (thousands)	1,917	2,009	2,109	2,334	2,438
Total Energy Losses (%)(2)	13.0	12.9	13.5	13.9	14.0
Codensa
Electricity Sold (GWh)	8,673	9,015	9,254	9,656	10,094
Number of Customers (thousands)	1,850	1,911	1,972	2,015	2,073
Total Energy Losses (%)(2)	11.8	10.3	10.2	9.7	9.4
Edelnor
Electricity Sold (GWh)	3,685	3,872	3,968	4,250	4,530
Number of Customers (thousands)	867	871	892	912	925
Total Energy Losses (%)(2)	8.9	8.5	8.4	8.4	8.6

Endesa Chile
Installed capacity in Chile (MW)	3,935	3,935	3,763	4,477	4,477
Installed capacity in Argentina (MW)	3,622	3,622	3,622	3,623	3,624
Installed capacity in Colombia (MW)	3,035	2,735	2,589	2,609	2,657
Installed capacity in Brazil (MW)(3)	658	658	658	658	—
Installed capacity in Peru (MW)	997	1,003	967	967	969
Production in Chile (GWh)(4)	15,741	16,286	16,524	16,797	18,764
Production in Argentina (GWh)(4)	9,948	7,167	7,997	11,290	12,333
Production in Colombia (GWh)(4)	10,106	10,699	10,794	11,881	11,864
Production in Brazil (GWh)(4)	2,256	2,467	3,024	3,262	2,645
Production in Peru (GWh)(4)	4,176	4,141	4,287	4,136	4,516
Endesa Brasil.
Installed capacity in Brazil (MW)(3)	—	—	—	—	1,039
Production in Brazil (GWh)(4)	—	—	—	—	3,954

(1)   Energy sold by Chilectra includes sales to Río Maipo up to 2003, in which year we sold this company.

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

(3)   As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005. As of the same date, Enersis also started to consolidate Endesa Fortaleza. As of December 31, 2005, Ampla had small generation facilities with a maximum capacity of 62 MW, however a sales agreement for these facilities has been signed as of the same date. See “Item 4. Information on the Company — D. Property, Plants and Equipment”.

(4)   Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

EXCHANGE RATES

To the extent our financial liabilities are denominated in foreign currencies, fluctuations in the exchange rate between the Chilean peso and the foreign currencies may have a significant impact on our earnings.

Chile’s Ley Orgánica del Banco Central de Chile No. 18,840, or the Central Bank Act, enacted in 1989, liberalized the ability to buy and sell foreign currencies in Chile. Prior to 1989, the law authorized the purchase and sale of foreign currencies only in those cases explicitly authorized by the Central Bank. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign exchange be carried out in the Mercado Cambiario Formal, or the formal exchange market, a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign currencies which are generally permitted to be transacted outside the formal exchange market can be carried out in the Mercado Cambiario Informal, or the informal exchange market, which is a recognized currency market in Chile. Both the formal and informal exchange markets are driven by free market forces.

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

The informal exchange market reflects transactions carried out at informal exchange rates by entities not expressly authorized to operate in the formal exchange market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. Since 1993, the observed exchange rate and the informal exchange rate have typically been within less than 1% of each other. On December 31, 2005, the informal exchange rate was Ch$ 512.30, or 0.04% greater than the published observed exchange rate of Ch$ 512.50 per U.S.$ 1.00. On February 28, 2006, the informal exchange rate was Ch$ 517.50 per U.S.$ 1.00, 517.33 as the observed exchange rate corresponding to such date. Unless otherwise indicated, amounts translated to U.S. dollars were calculated based on the exchange rates in effect as of December 31, 2005.

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

	Observed Exchange Rate (1)
	(Ch$ per U.S.$ )
Year	Low (2)	High (2)	Average (3)	Period-end
2001	557.13	716.62	637.57	654.79
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50

	Observed Exchange Rate (1)
	(Ch$ per U.S.$ )
Last six months	Low (2)	High (2)	Average	Period-end
2005
September	529.20	540.05	—	529.20
October	526.56	546.92	—	543.49
November	518.63	544.87	—	518.63

	Observed Exchange Rate (1)
	(Ch$ per U.S.$ )
Last six months	Low (2)	High (2)	Average	Period-end
December	509.70	518.38	—	512.50
2006
January	513.18	535.36	—	524.37
February	517.33	532.35	—	517.33

Source: Central Bank

(1)   Reflects Chilean pesos at historical values rather than in constant Chilean pesos.

(2)   Exchange rates are the high and low, on a day-by-day basis, for each period.

(3)   The average of the exchange rates on the last day of each month during the period.

B.    Capitalization and indebtedness.

Not applicable

C.    Reasons for the offer and use of proceeds.

Not applicable

D.    Risk factors.

Risks Relating to Our Operations

Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 68% of our consolidated installed capacity in Chile, Argentina, Brazil, Colombia and Peru is hydroelectric. Accordingly, adverse hydrological conditions affect our business and have a substantial influence over our results.

During periods of drought, thermal plants, including those that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Our operating expenses increase during these periods and, depending on the size of our commitments, we may have to buy electricity from other parties in order to comply with our contractual supply obligations. The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

In 2000, our generation subsidiaries established a commercial and risk-reduction policy in order to mitigate the potential impact of interruptions to our ability to supply electricity, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions to the customers. Notwithstanding this risk-reduction policy, a prolonged drought could adversely affect our results.

Regulatory authorities may impose fines on our subsidiaries.

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure. As of December 31, 2005, such fines may range from 1 Unidad Tributaria Mensual (“UTM”), equivalent to approximately U.S.$ 62, to 10,000 Unidades Tributarias Anuales (“UTA”), equivalent to approximately U.S.$ 7.4 million. Any electricity company supervised by the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines, which apply in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company. These fines may be appealed. An electricity company supervised by the SEF may be subject to fines when the electricity system is affected by operating failures, even when it is not within such company’s power to react to prevent such failures.

Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control. For example, in 1999 Argentine regulators required us to pay approximately U.S.$ 59 million in fines as a consequence of electricity outages resulting from a fire in one of our distribution substations belonging to Edesur. The imposition of these penalties in Argentina increased our operating costs significantly and was not accounted for under the tariff structure that determines our revenues. Although we received compensation from the contractor responsible for the fire, there can be no assurance that we will receive compensation from third parties in the event of any future delivery failure. Our profitability will be affected adversely if we are required to pay penalties and fines.

On August 14, 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, equivalent to approximately U.S.$ 3.9 million, due to a failure in the transmission of energy in the Metropolitan Region on September 23, 2002. On April 27 and May 3, 2004, the SEF imposed fines on both Endesa Chile and Chilectra in an aggregate amount of 3,860 UTA, equivalent to approximately U.S.$ 2.9 million, due to a blackout that occurred in the Metropolitan Region on January 13, 2003. On July 4, 2005, the SEF imposed fines of 1,260 UTA, equivalent to approximately to U.S.$ 0.9 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region on November 7, 2003. Our subsidiaries are currently appealing these fines, but these appeals may not be successful.

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

Electricity rationing in Chile. If our Chilean generation subsidiaries are unable to comply with their contractual obligations during electricity rationing periods, we may be subject to higher operating costs. The Chilean government can impose electricity rationing during drought conditions or prolonged failures in the country’s thermoelectric facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since a drought can no longer constitute a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit. If we are unable to buy enough electricity in the pool market to comply with all our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the “rationed end-consumer price.”  If rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way.

In similar way, if rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric. These generation companies own unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority. However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights. Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for unused water rights. We are constantly analyzing which water rights we will maintain for the future and which we will disregard. If we determine that some water rights will not be used for a future project, we will abandon such water rights in order to avoid liability for license payments. We estimate that in the event that we do not abandon any water rights in the SIC, we will have to pay license fees aggregating no more than 5,773 UTA (or U.S.$ 4.3 million per year). License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full.

In the case of water rights located in the extreme south of Chile (in particular, the Eleventh and Twelfth Regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.

In May 2001, the Ministry of Economy issued Resolution 88, under which electricity generators such as ours are required to provide electricity to distribution companies that have been unable to contract an adequate supply to deliver to their customers. The last amendment to the electricity law, called Short Law II, established a mechanism of transitory compensations, under which until December 31, 2008, energy sales derived from Resolution 88 must be carried out at the spot price. Short Law II therefore temporarily alleviates for our subsidiaries some of the pricing risks implicit in Resolution 88. For a more complete discussion of this topic, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

Environmental regulations in the countries in which we operate may increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities, public opposition may result in delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company — B. Business Overview —Electricity Industry Regulatory Framework.”

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

Because of this exposure, the cash generated by our subsidiaries can be diminished materially when our local currencies devalue against the dollar. For example, in the case of our Argentine subsidiaries, regulatory changes introduced in 2002 eliminated dollar indexation of our tariffs altogether, which together with a devaluation of approximately 71% of the Argentine peso against the U.S. dollar and “pesification” of our contractual rates, resulted in a reduction of net cash generation. Future volatility in the exchange rate of the Chilean peso, and the other currencies in which we receive revenues or incur expenditures, to the dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2005, Enersis had total consolidated indebtedness of U.S. $6,867 million, which includes the effect of currency hedging instruments. This amount is different from the accounting figure, as it reflects financial debt. From this amount, U.S.$ 3,402 million, or approximately 50%, was denominated in U.S. dollars. For the twelve-month period ended December 31, 2005, our revenues amounted to U.S.$ 7,036 million (before consolidation adjustments) of which U.S.$ 402 million, or approximately 6%, were denominated in U.S. dollars, and U.S.$ 1,036 million, or approximately 15%, were linked in some way to the dollar. In the aggregate, approximately 20% of our revenues (before consolidation adjustments) were either in U.S. dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of U.S.$ 1,514 million were revenues in pesos, which represents approximately 22% of our 2005 revenues (before consolidation adjustments).

In addition to the dollar and the Chilean peso, our foreign-currency denominated consolidated indebtedness included the equivalent of U.S.$ 745 million in Brazilian reais (including the effect of a U.S.$/R$ swap contract), U.S.$ 728 million in Colombian pesos, U.S.$ 308 million in Peruvian soles, and U.S.$ 76 million in Argentine pesos, for an aggregate of U.S.$ 1,856 million in currencies other than Chilean pesos and U.S. dollars. At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2005, included the equivalent of U.S.$ 1,767 million in Brazilian reais, U.S.$ 1,077 million in Colombian pesos, U.S.$ 752 million in Argentine pesos, and U.S.$ 489 million in Peruvian soles. Despite the fact that we have both revenues and debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in U.S. dollars while our revenues are mostly in Argentine pesos.

We may be subject to refinancing risk.

As of December 31, 2005, on a consolidated basis, we had U.S.$ 1,436 million of indebtedness maturing in 2006, U.S.$ 424 million in 2007, and U.S.$ 1,892 million of indebtedness maturing in the period 2008-09 and U.S.$ 3,115 million maturing thereafter.

As of the same date we had short-term indebtedness of U.S.$ 122 million in Argentina, U.S.$ 274 million in Brazil, U.S.$ 120 million in Colombia, U.S.$ 168 million in Peru, and U.S.$ 751 million in Chile.

We are subject to certain fairly standard financial covenants related to maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratios of adjusted cash flow to interest expense. In addition, substantially all of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding U.S.$ 30 million on an individual basis. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness could become due and payable. For more information on covenants and relevant provisions for these credit facilities, see “Item 5 — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

As of the date of this report, Argentina is the country with the highest refinancing risk. As of December 31, 2005, the third-party financial debt of our Argentine subsidiaries amounted to U.S.$ 377 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions remain in Argentina, and as long as fundamental issues concerning the electricity sector remain unresolved, we are primarily making interest payments when due and we are rolling over most of our outstanding debt. Our international creditors have understood the extraordinary circumstances that have led us to take these steps and to date have accepted these refinancing arrangements. If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance our indebtedness on terms that would otherwise be acceptable to us.

We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations.

We are a holding company with no significant assets other than the stock of our subsidiaries. In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries, as well as cash from proceeds of the issuance of new securities. Our ability to pay our obligations will depend on the receipt of distributions from our subsidiaries. The ability of our subsidiaries to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where our subsidiaries operate. Our subsidiaries and equity affiliates may be additionally limited by their operating results.

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

Contractual Constraints. Upstreaming restrictions in our subsidiaries’ contractual agreements include:

•      prohibitions against dividend distributions by Endesa Chile in the case of default, and Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt to equity ratios and debt coverage ratios (each as defined in Pangue’s credit agreements);

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

•      prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Ampla and Coelce in Brazil, and Endesa Costanera in Argentina, in each case in the case of default and if not in compliance with certain financial ratios.

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.

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

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has in turn impacted the short and medium-term availability of this fuel in Chile. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Strong demand for electricity in Chile’s central region, which increased by 4.5% in 2005 and is expected to continue to increase significantly in the foreseeable future, combined with a low level of investment in the electricity sector, makes the Chilean electricity sector particularly exposed to the adverse effects of the Argentine natural gas crisis.

In Chile’s central region, Endesa Chile’s thermal plants San Isidro and Taltal use natural gas for thermal generation and have gas contracts with Argentine suppliers. The Argentine government has adopted a resolution allowing governmental authorities to partially suspend natural gas exports and giving the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters. Since then, Argentina has significantly curtailed its natural gas exports to Chile. As a result, the Chilean electricity sector is more vulnerable than in the past.

Construction of new facilities may be affected adversely by factors associated with new construction projects.

Factors that may adversely affect our ability to build new facilities include:

•      delays in obtaining regulatory approvals, including environmental permits;

•      shortages or changes in the prices of equipment, materials or labor;

•      local opposition of political, environmental and ethnic groups;

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

We are a party to a number of legal proceedings, some of which have been pending for several years. Some of these claims may be resolved against us. Our financial condition or results from operations could be affected adversely to a material extent if certain of these material claims are resolved against us. See note 30 of “Item 18. Financial Statements.”

There may be potential conflicts of interest with our affiliates which could affect our business adversely.

Endesa-Spain currently owns 60.6% of Enersis’ share capital. Therefore, Endesa-Spain has the power to determine the outcome of most material matters to be decided by a vote of our shareholders, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa-Spain can also exercise influence over our operations and business strategies. Endesa-Spain conducts its business in South America through us and through affiliates not consolidated by us.

Certain of our directors are officers of Endesa-Spain and officers and directors of certain subsidiaries of Endesa-Spain. For more information about these directors, please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”

Our subsidiaries sell electricity to other companies controlled by Endesa-Spain at regulated prices and have entered into contracts for other services with other companies controlled by Endesa-Spain.

To the extent any conflict arises between our interests and those of Endesa-Spain’s other businesses in any jurisdiction in South America, Endesa-Spain may have a conflict of interest, which could have an adverse effect on our business.

We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness.

At the time of this report, two companies have made tender offers for the control of our current parent company, ENDESA, S.A., (Endesa-Spain). In this context, some of our credit facilities have “change of control” contractual provisions. As of December 31, 2005, U.S.$ 1.1 billion of Enersis’ consolidated indebtedness (excluding Endesa Chile on a consolidated basis) and U.S.$ 600 million of Endesa Chile’s consolidated indebtedness, had some kind of “change of control provision” either in the form of a negative covenant, a mandatory prepayment or otherwise. However, U.S.$ 176 million of Enersis’ subsidiaries’ contracts require a preliminary condition prior to triggering such change of control provision, typically a merger or spin-off that would then result in a change of control. Similarly, U.S.$ 458 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spinoff prior to triggering such change of control provision, or (b) the change of control does not apply to Endesa-Spain but to the other companies instead.

A total of U.S.$ 935 million in Enersis and its consolidated subsidiaries other than Endesa Chile, and a total of U.S.$ 130 million in bank indebtedness incurred by Endesa Chile have “change of control provisions” which specifically refer to Endesa-Spain, directly or indirectly, as the controlling entity. If a change of control were to take place, both Enersis and Endesa Chile, and our subsidiaries, would need to seek the appropriate contractual waivers or amendments.

The U.S.$ 130 million of Endesa Chile debt and U.S.$ 65 million of Enersis debt are to be found in revolving credit instruments governed by the laws of New York, in which lenders under both facilities, on an individual basis, would be given rights to accelerate payment in the event that Endesa-Spain is no longer, directly or indirectly, the ultimate controlling parent, and the new controlling entity would have a lower rating (including with respect to outlook) than the unsecured long-term foreign currency rating of Endesa-Spain, as rated by each of S&P and Moody’s immediately prior to giving effect to a transaction involving a change of control, as defined. Endesa-Spain’s current ratings are “A3 with negative outlook” from Moody’s, “A with negative outlook” from S&P and “A with negative watch” from Fitch.

Enersis’ subsidiaries in Brazil have credit facilities for an aggregate of U.S.$ 840 million with some kind of “change of control language,” most of them involving standard BNDES clauses. BNDES is a state-owned development bank. Although we believe that BNDES would ultimately waive any potential change of control provision, especially if the ultimate controlling entity had good credit ratings, we can not give assurances that this would happen.

If a tender offer for Endesa-Spain is successful, and if a change of control were to take place, we cannot give assurances that our lenders and relevant governmental entities such as BNDES in Brazil would waive any acceleration rights that they might otherwise have under such credit agreements. For information on the recent tender offers over Endesa-Spain, see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments.”  For more detailed information on Enersis and Endesa Chile contractual provisions, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, water levels in our reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the exchange rate of the U.S. dollar. Changes in the market price of these commodities and in the exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity; accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. Our policy is not to enter into supply contracts for amounts exceeding our firm capacity under adverse hydrological conditions. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market
Risk — Commodity Price Risk.”

Risk Factors Relating to Chile

Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2005, the Chilean economy grew by an estimated 6.3% compared to a 6.1% increase in 2004. The latest Chilean Central Bank estimate for growth in 2006 is in the range of 5.25%-6.25%. There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or impact our financial condition or results from operations adversely. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Increased inflation in Chile may affect our results from operations adversely.

Although Chilean inflation has been low in recent years, Chile has experienced high levels of inflation in the past. High levels of inflation in Chile could affect the Chilean economy adversely and, indirectly, the value of shares of our common stock and ADSs. The Chilean Consumer Price Index, or Chilean CPI, for the 12 months ended December 31, 2005, was 3.7%, and the Chilean Central Bank estimates Chilean CPI to be approximately 3.2% and 2.8% for 2006 and 2007, respectively. Historically, a substantial part of our expenses have been denominated in Chilean pesos, and future increases in Chilean inflation could cause our expenses to rise significantly. As a result, the level of Chilean inflation may affect our financial condition and results from operations.

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

We are governed by the laws of Chile and all of our assets are located outside the United States. All of our directors and officers reside outside the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

Foreign exchange risks may affect the U.S. dollar amount of dividends payable to holders of our ADSs adversely.

Chilean trading in the shares of common stock underlying the ADSs is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary will convert such pesos to U.S. dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the Chilean peso depreciates against the U.S. dollar, the value of the ADSs and any distributions ADS holders receive from the depositary may decrease.

The relative illiquidity and volatility of Chilean securities markets could affect the price of our ADSs and common stock adversely.

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

All of our operations are located in South America. Although we originally operated only in Chile, we have, through strategic acquisitions and investments, expanded our operations throughout South America. In 2005, we generated approximately 65% of our consolidated operating revenues and approximately 63% of our consolidated operating income outside Chile (before consolidation adjustments). Accordingly, our consolidated revenues are sensitive to the performance of the South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have significant effects on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events elsewhere, especially in other emerging markets, and such effects may affect the value of our securities. Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and upstreaming of cash from subsidiaries in these countries have proven to be volatile.

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

Our Brazilian distribution subsidiaries experience materially higher energy losses than those of the rest of our distribution operations, with Coelce and Ampla experiencing average loss rates for 2005 of 14.0% and 22.4%, respectively, compared with an average loss rate of 8.9% for the rest of our distribution operations. Elevated energy loss rates in our Brazilian distribution subsidiaries are due principally to energy theft, which is particularly acute in areas with high concentrations of low-income customers and in periods of economic downturn. Energy losses affect our financial results because lost energy could otherwise have been distributed to customers or sold to other distributors in return for payment.

Delays in the yearly tariff-review process may adversely affect our profitability.

In April 2005, our distribution subsidiary, Coelce, went through its yearly tariff review process and obtained a tariff increase of 23.6%. However, part of the process was contested in court, which delayed its effective application until mid-October, thereby reducing our expected revenues. A final legal decision has yet to be taken. If the courts eventually reverse these new tariffs for Coelce, the result may have an adverse effect on our profitability.

Future governmental initiatives may affect our operations adversely.

Program for Regulatory Losses in Brazil. In connection with the next distribution tariff-setting process in 2008, we expect the government to reduce the provision for energy losses in tariffs. This represents a risk for our companies, Ampla and Coelce, because tariffs today recognize a level of losses close to the real level of each company. Consequently, any future tariff reduction will negatively affect Brazilian operations if we are not able to reduce the high level of energy theft.

Brazilian social low-income program. The Brazilian authorities have designed a program that will ensure electricity to those who cannot afford it. The program provides a subsidy to the distributor supply in order to allow residential consumers to pay a lower tariff for energy if they satisfy certain requirements. Consumers have faced difficulties enrolling in government programs of this kind. To solve this problem, ANEEL enacted Resolution No. 148/05, which allows consumers to enjoy the benefits of the government program by making a simple declaration agreeing to deliver the documentation that proves compliance with the applicable requirements of the program until February 2007. It is uncertain whether ANEEL will extend the deadline beyond such date, or whether consumers who have not delivered the required documentation by that date will lose the benefit of the electricity subsidy. Approximately 40% of Ampla’s customers require this benefit in order to pay their electricity bills. If these customers are unable to participate in this program, they may be unable to pay amounts owing to us in a timely manner, if at all, and electricity theft may increase, any of which may affect our operating results adversely.

Risk Factors Related to Argentina

The Central Bank of Argentina lifted, but may reinstate, restrictions on the transfer of funds outside of Argentina that could prevent our Argentine subsidiaries from distributing dividends and paying principal on certain of their external debt as it comes due.

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

Should the Argentine Central Bank reimpose restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable, unless new financing is funded outside Argentina or our subsidiaries are able to renegotiate, or obtain a waiver with respect to the indebtedness that would be subject to such restrictions. If similar restrictions are imposed again, our Argentine subsidiaries may not be able to obtain new financing or be able to renegotiate or obtain waivers with respect to indebtedness subject to foreign exchange restrictions. In addition, such restrictions may impede the ability of our Argentine subsidiaries to make cash distributions to us.

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

The Argentine public debt was restructured in a substantial portion on March 2005, but such restructuring continues to be subject to litigation. The Argentine government used its financial reserves in order to prepay a portion of U.S.$ 9.5 billion in debt held with the International Monetary Fund. This significant reduction in reserves could affect the government’s capacity to react to local or foreign risks in the short- and medium-term.

Electricity shortfalls in Argentina adversely affect our transmission and trading business in Brazil as well as our Argentine generation export business.

The insufficient electricity available in Argentina did not allow Argentine generators to fully comply with export contracts to Brazil in 2005, and created conflicts for generators who export electricity to CEMSA and CIEN, our transmission companies, as well as conflicts between CIEN and its Brazilian clients. Our Argentine generation subsidiary, Endesa Costanera (or ENCO), requested from CIEN and CEMSA, either a contractual amendment in order to restore the financial and economic equilibrium provisions which would result in a price increase, or alternatively, the rescission of the export contracts.

CIEN has been unable to comply with its clients, Furnas and Tractebel, given that those contracts call exclusively for Argentine electricity. Those clients retained some payments to CIEN, and CIEN in turn stopped certain payments to Endesa Costanera. Since both the Argentine and Brazilian regulators are directly involved in the conflict solution, Furnas and Tractebel have not initiated legal actions against CIEN. However, CIEN is contractually required to comply with its other clients, Copel and Ampla, and has in this case been forced to buy Brazilian-sourced electricity at the spot market. In so doing, CIEN’s short position has been only partially covered for 2006. As of the date of this report, CIEN’s operations under these contracts have been normal.

On December 9, 2005, the Argentine and Brazilian governments signed an Memorandum of Understanding, which facilitates the operation of export contracts without the imposition of fines for any incompliance, through a transitional period ending December 31, 2008. By that time, the assumption is that the full Argentine electricity supply should be reestablished. Under this Memorandum of Understanding, Endesa Costanera, CEMSA and CIEN are negotiating new conditions for the Argentine export contracts which would include new prices and a volume adjustment. CIEN is also under negotiations with Brazilian regulators, as well as Furnas and Tractebel.

Nevertheless, CIEN is currently short on its contracts with Copel and Ampla, which may be costly in poor hydrological conditions. In addition, we cannot give assurances that CIEN will reach a satisfactory resolution with Furnas and Tractebel, nor that Endesa Costanera will be able to achieve a desired financial and economic equilibrium or otherwise rescind its export contracts.

Risks Related to Distribution in Argentina

Since 2002, the Argentine electricity system has been operating under very tight conditions as a result of growth in demand, which has not been met with increased generation capacity. This situation may adversely impact our subsidiary Edesur, as distribution companies are obligated to supply to regulated customers in their concession area regardless of cost. Although the agreement signed in August 2005 establishes a waiver of this obligation until July 31, 2006, we do not know whether the waiver will be extended in the event that the generation of electricity proves to be insufficient for Edesur’s needs.

In August 2005, Edesur and the UNIREN (“Unidad de Renegociación y Análisis de Contratos de Servicios Públicos”), a government authority in charge of amending public service contracts, signed an agreement which established conditions for a new tariff setting process to be implemented during 2006. There is a risk that the tariff setting could take considerable time in its implementation.

Risk Factors Related to Colombia

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

Risk Factors Related to Peru

We may suffer losses as a result of satisfying non-contracted demand from regulated customers at the node price instead of the spot price of electricity.

In 2004, generators in Peru agreed to satisfy the non-contracted demand of the regulated market at the node price through 2007. Each generator would supply energy in proportion to its share of the country’s installed capacity. This agreement exposes the company to possible losses as a result of differences between the node price and the marginal cost of electricity because the company may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices. The average spot market price in 2005 reached approximately 63 U.S. dollars per MWh while the node price averaged approximately 40 U.S. dollars per MWh. The problem persisted in 2005, although distributors have increased the amount of contracted demand. Consequently, the total amount of non-contracted electricity demand from regulated customers has declined since 2004. The “Comité de Operación Económica del Sistema” (COES) has continued to allocate generators the demand in excess of contracted energy and capacity which distribution companies withdraw from the system. There is no assurance as to what the price difference will be between the average spot price in the electricity market and the node price in the future nor what amount of non -contracted electricity will be absorbed by our Company.

Future tariff reductions may adversely affect our business adversely.

The tariff setting process for secondary transmission systems (grids which are not part of the principal systems and are used to link generators or customers with the main grid) began in October 2005. This process will give rise to new tariffs in April 2007, and may have an adverse effect on Edelnor as owner of secondary transmission systems.

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

Main office:	Avenida Santa Rosa 76, Santiago, Chile
Mailing Address:	Casilla 1392
Telephone:	(562) 353-4400
Fax:	(562) 378-4789
Web Site:	www.enersis.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware, 19711
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

We are an electricity utility company primarily engaged, through our principal subsidiaries and related companies, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. We are one of the largest private sector electricity companies in South America in terms of consolidated assets and operating revenues, with over 11.2 million customers, and the largest electricity company in Chile. Through Endesa Chile, we are one of the largest private sector electricity generation companies in South America in terms of installed capacity. We also have smaller operations in other non-electricity businesses. Endesa-Spain, Spain’s largest electricity generation and distribution company, acquired control of our company in April 1999 and owned 60.6% of our outstanding shares as of December 31, 2005.

For the nine years ended December 31, 2005, we have ranked as the largest private sector electricity company in Chile, measured by consolidated assets and consolidated operating revenues. As of and for the year ended December 31, 2005, our consolidated assets were Ch$ 10,253.6 billion and our consolidated operating revenues were Ch$ 3,215.8 billion.

We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A., and two distribution companies, one with a concession in Region V, the current Chilquinta S.A., and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In 1989, Río Maipo was spun off from Chilectra, and Río Maipo has since operated the electricity distribution concession in the more rural southern and western portions of the Santiago metropolitan region. Enersis sold Río Maipo on April 30, 2003. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile. We began our international operations with the 1992 investment in Edesur, the Argentine electricity distribution company. We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. We remain focused on the electricity sector, although we also have small operations in other businesses.

We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We expect to undertake such transactions, with a focus on the reorganization of Enersis, Endesa Chile and our subsidiaries in Chile and Peru.

The goal of the Peruvian project is to achieve generation synergies through the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”), a 342 MW thermoelectric generation company 60%-owned by Endesa-Spain. On January 17, 2006, this project was approved by the shareholders of both companies. Following the merger, Endesa Chile will consolidate Etevensa through Edegel.

On May 24, 2005, Enersis’ Board of Directors approved the creation of the holding company, Endesa Brasil S.A. (“Endesa Brasil”) through which a reorganization was carried out of all generation, transmission and distribution assets that Endesa Internacional, Enersis, Endesa Chile and Chilectra held in Brazil, namely through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce. This reorganization, completed in October 2005, simplifies the ownership structure of these assets in Brazil, creates greater stability for local cash flows, improves access to third-party financing and improves the Group’s position to attain new business opportunities and operating synergies. As of December 31, 2005, the direct and indirect ownership of Endesa Internacional, Enersis, Endesa Chile and Chilectra in Endesa Brasil was 61.0%, 53.6%, 37.8% and 9.0%, respectively. As of October 2005, Enersis began consolidating Endesa Brasil. For more information, please see note 11 of our consolidated financial statements.

Regarding Chile, in order to simplify its organizational structure, diminish corporate costs, improve performance and optimize taxes, Enersis has decided to merge Elesur S.A. (“Elesur”) and Chilectra. Enersis is the parent company of Elesur, a privately owned company domiciled in Chile. As a consequence of this merger, Elesur would absorb Chilectra. This was approved by Enersis’ Board of Directors on October 6, 2005, and is subject to the approval of Elesur’s and Chilectra’s shareholders at their General Extraordinary Shareholders Meeting, expected to take place on March 31, 2006.

Recent Developments

On September 5, 2005, Gas Natural SDG, S.A. (“Gas Natural”), a Spanish natural gas supplier, requested authorization from the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, or “CNMV”) to tender for 100% of the share capital of Endesa-Spain, our parent company. As of the date of this report, the consideration offered to Endesa-Spain shareholders is € 7.34 in cash and 0.569 newly-issued Gas Natural shares for each Endesa-Spain share. The offer is conditional upon Gas Natural acquiring shares representing 75% of the share capital of Endesa-Spain. In addition, the offer is conditional on the modification by the Endesa-Spain shareholders of a number of Articles in its by-laws, including Article 32, which sets forth a limitation in respect of the maximum number of votes capable of being exercised by Endesa-Spain shareholders. On February 3, 2006, the Spanish Government’s Consejo de Ministros approved the potential economic concentration transaction arising from the tender offer subject to certain conditions.

On February 21, 2006, E.ON, the German multinational power and gas utility, announced a competing tender offer for 100% of the share capital of Endesa-Spain at a price of € 27.50 per share in cash. The offer is conditional on having E.ON acquire at least 529,481,934 shares of Endesa-Spain, representing 50.01% of our parent company’s share capital, and Endesa-Spain shareholder modifications to Articles 32, 37, 38, and 42 of the by-laws.

At the time of this report, we cannot predict if one of the tender offers above, possibly in some modified manner, will ultimately be successful, nor can we predict whether other potential parties will offer competing tender offers for the control of our parent company. Furthermore, we cannot forecast eventual credit ratings for any company that may prove successful in a tender offer over Endesa-Spain. We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness. See “Item 3. — Key Information — D. Risk Factors.”

Capital Investment Program

We coordinate the overall financing strategy of our subsidiaries and intercompany advances to optimize debt management as well as the terms and conditions of our financing. Our operating subsidiaries independently develop capital expenditure plans financed by internally generated funds or direct financings. One of our aims is to focus on investments that will provide a long-term benefit, such as energy loss reduction projects. Additionally, by focusing on Enersis as a whole and seeking to provide services across the group of companies, we are aiming to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems.

For the period between 2006 and 2010, we expect to make capital expenditures of approximately Ch$ 2,353 billion in our majority-owned subsidiaries, including Endesa Chile. The table below sets forth the capital expenditures made by our subsidiaries between 2003 and 2005 and the expected capital expenditures for the period 2006-2010.

	Capital Expenditure
	(in billions of Ch$ )
	2003	2004	2005	2006-2010
Electricity Generation/Transmission (1)	153	90	59	812
Electricity Distribution	158	185	261	1,520
Other Businesses	4	6	6	21
Total	315	281	326	2,353

(1)   Beginning October 2005, we include investments corresponding to Endesa Fortaleza and CIEN. These companies consolidate in Endesa Brasil, which in turn is consolidated by Enersis.

Electricity Generation and Transmission

The electricity generation and transmission businesses had total capital expenditures of Ch$ 59 billion in 2005. For the period between 2006 and 2010, we expects to make further capital expenditures of approximately Ch$ 812 billion in maintenance of existing operating plants and expand installed capacity.

In 2005, Endesa Chile began the construction of San Isidro II, a 377 MW thermal power plant, which will be located beside San Isidro I. The total investment is expected to be approximately Ch$ 115 billion.

In addition, Endesa Chile began the construction of Palmucho, a 32 MW hydroelectric plant located beside Ralco, which will take advantage of the flow that the Ralco plant must release under the conditions of Ralco’s Environmental Impact Assessment. Total investment is expected to be Ch$ 20 billion. The plant is scheduled to begin operating during the fourth quarter of 2007.

In August 2005, we began to evaluate the construction of the Ojos de Agua mini hydroelectric plant to be located some 100 kilometers from the city of Talca, in the valley of the River Cipreses, downstream from the La Invernada Lake. This small plant will have a capacity of 9 MW, and the investment is expected to be Ch$ 9 billion.

On November 16, 2005, Gestora del Proyecto GNL S.A. (“GNL Project”) was constituted, formed jointly by Endesa Chile, ENAP, Colbún, Metrogas and AESGener. The purpose of the GNL Project is to develop a liquefied natural gas industry in Chile. Endesa Chile has a 23.6% ownership of this new company.

Endesa Chile has begun on-site inspections and contacts with local communities and regional authorities for the development of the Aysén plants located in the 11th Region (southern zone) of Chile. These Aysén plants, involving a total installed capacity of 2,430 MW, would require an investment of around Ch$ 1.2 trillion.

Electricity Distribution

All of our distribution companies expect to fund capital expenditures through internally generated funds. In 2005, we incurred total capital expenditures of Ch$ 261 billion, principally to support demographic growth, new clients and the reduction of energy losses.

In 2005, Chilectra incurred capital expenditures of Ch$ 49 billion, which were principally to support demographic growth and new clients. Edesur incurred capital expenditures of Ch$ 29 billion, principally due to maintenance and expansion of existing facilities to support new clients, security and to improve quality. Codensa incurred capital expenditures of Ch$ 26 billion, principally to support demographic growth, new clients and security aspects. During 2005, Endesa Brasil’s distribution companies incurred capital expenditures of Ch$ 140 billion, including Ampla with capital expenditures of Ch$ 87 billion to expand existing facilities and reduce energy losses, and Coelce with capital expenditures of Ch$ 53 billion to support new clients, reduce energy losses and to satisfy regulatory requirements.

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

•      building and operating efficient generation facilities;

•      implementing proprietary billing and accounts receivable management systems;

•      increasing work force productivity while maintaining good labor relations;

•      operating under a range of tariff and regulatory frameworks that reward efficient operations; and

•      maximizing our return on actively managed subsidiaries

Electricity Generation

Our electricity generation business is conducted primarily through Endesa Chile, which has operating subsidiaries in Chile, Argentina, Colombia, and Peru. As of October 2005, the generation business in Brazil is managed through our newly created holding company, Endesa Brasil. Through Endesa Brasil, as of October 2005, Enersis began consolidating the generation company Endesa Fortaleza. As a whole, total installed capacity reached 12,765 MW as of December 31, 2005.

Our consolidated electricity production reached 54,076 GWh in 2005, 14.2% greater than the 47,366 GWh produced in 2004. In the electricity industry it is common to segment the business into hydroelectric and thermoelectric generation. This is done because each method of generation has different variable costs for generating electricity. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation. Of our total consolidated generation, 77% was from hydroelectrical sources while the remaining 23% from thermal sources.

The following table summarizes the information relating to Enersis’ total electricity generation:

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	35,035	82	34,858	74	41,675	77
Thermal Generation	7,591	18	12,508	26	12,401	23
Total Generation	42,626	100	47,366	100	54,076	100

Operations in Chile

The Chilean electricity system is divided into four systems: Sistema Interconectado Central (the “SIC”); Sistema Interconectado del Norte Grande (the “SING”); and two minor isolated systems, Aysén and Magallanes.

Endesa Chile’s main business is electricity generation and is the largest electricity company in Chile measured by installed capacity. It also participates in engineering services. The low proportion of non-generation revenues does not justify the breakdown of revenues per activity. We own 60% of Endesa Chile.

Operating income from our business in Chile represented 49.8%, 45.3%, and 48.8% for years 2003, 2004 and 2005 of Endesa Chile’s total operating income. Operating revenues and expenses for the three years are shown in the following table:

ENDESA CHILE’S TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$ as of December 31, 2005)
Operating revenues	486,220	484,416	548,028
Operating expenses	302,922	309,688	340,294
Operating income	164,870	155,108	189,008

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Endesa Chile and its subsidiaries Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue, Compañía Eléctrica San Isidro S.A., or San Isidro, and Compañía Eléctrica Tarapacá S.A., or Celta, own and operate a total of twenty-two generation plants in Chile. Fourteen of these plants are hydroelectric, with a total installed capacity of approximately 3,416 MW. This represents 76% of our total installed capacity in Chile. The remaining eight plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of approximately 1,061 MW. Our power plants are connected to the country’s major interconnected electricity systems, Sistema Interconectado Central, or the SIC, and Sistema Interconectado del Norte Grande, or the SING, which together supply energy to over 98% of Chile’s population.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY BY SUBSIDIARY IN CHILE (MW)

	2003	2004	2005
Endesa	2,040	2,754	2,754
Pehuenche	695	695	695
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Total	3,763	4,477	4,477

Our total electricity generation in Chile (in both the SIC and the SING) reached 18,764 GWh in 2005, 11.7% higher than in 2004, and accounted for approximately 37% of total electricity production in Chile. Our generation market share in Chile for 2004 and 2003 were 35% and 37%, respectively.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2003	2004	2005
Endesa	8,466	8,633	10,903
Pehuenche	3,679	3,464	4,060

	Year ended December 31,
	2003	2004	2005
Pangue	1,681	1,671	2,241
San Isidro	2,264	2,622	1,178
Celta	434	407	383
Total	16,524	16,797	18,764

Low cost hydroelectric generation accounted for 84% of Endesa Chile’s total electricity generation in 2005, as shown in the following table:

ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2003		2004		2005
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric Generation	13,085	79.2	12,462	74.2	15,762	84.0
Thermal Generation	3,439	20.8	4,335	25.8	3,003	16.0
Total Generation	16,524	100.0	16,797	100.0	18,764	100.0

Endesa Chile’s thermal electric generation facilities are either gas-, coal- or oil-fired.  For our natural gas and transportation requirements, we enter into long-term gas contracts that establish maximum amounts and price of supply and long-term gas transportation agreements with the pipeline companies, Gas Andes and Electrogas.  We have a 42.5% interest in Electrogas.  We obtain our coal and fuel oil requirements through competitive bidding using major domestic and international suppliers.

During the second and third quarter of 2005, our thermal plants San Isidro and Taltal were affected by natural gas restrictions from Argentina.

San Isidro and Taltal, located in Chile’s central region, use natural gas for thermal generation and have gas contracts with Argentine suppliers.  The Argentine government adopted a resolution allowing governmental authorities to partially suspend natural gas exports and gave the President of Argentina the power to temporarily suspend the long-term supply contracts of Argentine exporters.

The low price imposed by Argentine regulators on natural gas in Argentina adversely affected production and investment in natural gas fields, which has in turn impacted the availability of this fuel in Chile, forcing San Isidro and Taltal and other electricity generation companies in Chile to use more expensive fuel oil.

This condition resulting from Argentine natural gas restrictions increased the production costs for both San Isidro and Taltal, and led to the signing of swap contracts between San Isidro and Endesa Chile’s subsidiary in Argentina, Endesa Costanera.  Considering the greater efficiency of generating in San Isidro’s power plant with natural gas rather than liquid fuel, San Isidro entered into an energy swap agreement in 2005 with Endesa Costanera.  This agreement allowed San Isidro to generate with natural gas at the cost of liquid fuel in Argentina.  In January 2006, both companies reached a new agreement in order to continue this swap operation.

In 2005, Taltal was affected by the reduction in the readiness of natural gas to only 50% of its required volume.  During the first quarter of 2005, Taltal was able to operate with diesel petroleum in addition to scarce natural gas.

Physical energy sales in Chile reached 18,681 GWh in 2003, 18,461 GWh in 2004 and 20,730 GWh in 2005 which represent a 44%, 40% and 44% market share, respectively.  Our physical generation in Chile has increased since 2003 and the percentage of the energy purchases to meet contractual obligations to third parties has declined from 13% in 2003 to 11% in 2005, as a consequence of our commercial strategy of reducing contracted sales.  This commercial strategy is strongly driven by our decision to reduce hydrological exposure as well as by government regulations implemented in 2000 and 2001.  We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year.  Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we pay when we are not able to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets.  Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

The following table sets forth our electricity purchases and production in Chile:

PHYSICAL PRODUCTION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2003		2004		2005
	(GWh)	% of Volume	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume
Electricity Production	16,524	87.3	16,797	89.8	18,764	89.2
Electricity Purchases	2,409	12.7	1,914	10.2	2,268	10.8
Total(1)	18,933	100.0	18,711	100.0	21,032	100.0

(1)   Total GWh production plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

Endesa Chile supplies electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the market pool.  Commercial relationships with customers are normally governed by formal contracts.  Supply contracts with distribution companies must be adjudicated in a bidding process, have a price fixed by governmental authorities, are generally standardized and have an average term of ten years.  Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and all the conditions are agreed upon between both parties and reflect competitive market conditions.

In 2003, 2004 and 2005, Endesa Chile had 60, 56 and 53 customers in Chile respectively, including the main distribution companies of the SIC and the major unregulated industrial customers.  During 2003 and 2004 sales to unregulated customers represented 31% and 26%, respectively, of our total energy sales as opposed to 23% in 2005.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated Customers	9,994	53.5	10,387	56.3	10,575	51.0
Non-Regulated Customers	5,767	30.9	4,884	26.5	4,797	23.1
Electricity Pool Market Sales	2,920	15.6	3,192	17.3	5,358	25.8
Total electricity sales	18,681	100.0	18,462	100.0	20,731	100.0

Endesa Chile’s most significant supply contracts with regulated customers are with Chilectra S.A. (“Chilectra”) and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile.  Our contract with Chilectra expires in 2010 and our contract with CGE expires in 2009.  Upon expiration of each contract, a new bidding process will be conducted as required by the regulation.

Customarily, contracts with unregulated customers for the sale of electricity in Chile are long-term, generally ranging from five to fifteen years.  Such contracts are normally extended automatically at the end of the applicable term unless terminated by either party upon prior notice.  Such contracts generally provide that the purchase price be reset periodically following the market price and some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications as to back-up power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer.  Endesa Chile has not experienced any supply interruptions under our contracts.  However, Endesa Chile did negotiate short-term arrangements with certain customers to reduce supply requirements to them due to the effects of a severe drought in 1999.  In cases of force majeure, as contractually defined with non-regulated customers, we are also allowed to refuse purchases and are not required to supply electricity.  Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth Endesa Chile sales by volume to Endesa Chile’s five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Distribution companies:
Chilectra	4,699	25.2	4,747	25.7	4,231	20.4
CGE	3,628	19.4	3,877	21.0	4,154	20.0
Saesa (1)	314	1.7	332	1.8	540	2.6
Empresa Eléctrica de la Frontera S.A.	557	3	611	3.3	665	3.2
Empresa Eléctrica de Atacama S.A.	536	2.9	580	3.1	643	3.1
Total sales to five largest distribution companies	9,734	52.1	10,147	55.0	10,233	49.4

Unregulated customers:

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Codelco (2)	728	3.9	711	3.9	536	2.6
Inforsa (3)	676	3.6	779	4.2	794	3.8
Cía. Minera Los Pelambres	648	3.5	672	3.6	701	3.4
Cía. Minera Collahuasi	730	4.9	801	4.3	813	3.9
Cía. Acero del Pacífico – Huachipato	522	3.9	557	3.0	528	2.5
Total sales to five largest unregulated customers	3,304	17.7	3,521	19.1	3,372	16.3

(1)   Even though Endesa Chile did not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”), Endesa Chile sold electricity to it due to a government resolution (RM88) that forces the generators of the CDEC-SIC system to supply distribution companies unable to get sufficient contracts to supply their customers.

(2)   In 2004 and 2005, Endesa Chile provided energy to both, Codelco, División El Teniente, and Codelco, División Salvador.  Codelco is one of the world’s largest copper producers.

(3)   Industrias Forestales S.A. (“Inforsa”) is part of the CMPC Group, the largest Chilean pulp and paper manufacturer.

Endesa Chile competes in the SIC primarily with two other electricity generation companies, AES Gener S.A. (“AESGener”) and Colbún S.A. (“Colbún”).  According to the maximum power considered by CDEC-SIC in the calculation of “firm power” in 2005, AESGener and subsidiaries in the SIC had an installed capacity of 1467 MW, of which 80% was thermal electric, and Colbún had an installed capacity of 1,819 MW, of which 59% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.

Endesa Chile’s main competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., which have 992, 719, 643 and 277 MW of installed capacity, respectively, and significantly larger operations than our direct operations in the SING, 182 MW through Tarapacá, Celta’s thermal power plant.  However, by including our indirect participation in the SING through our unconsolidated company, GasAtacama, whose power plant has 781 MW of installed capacity, our market position increases significantly to 26.8%.  See “Item 4. Information on the Company — C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price.  In addition, as 76% of our installed capacity derives from hydroelectric power plants, we generally have lower production costs than companies generating electricity in the SIC from thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Our main sources of non-operating income are (i) our GasAtacama business, which has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones, and (ii) our 42.5% ownership interest in Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota.  See “Item 4. Information on the Company — C. Organizational Structure” for details on related companies.

Operations in Argentina

Our generation operations in Argentina are consolidated through Endesa Chile.  Operating income from Argentina represented 12.1%, 14.4%, and 14.0% for years 2003, 2004 and 2005, respectively, of Endesa Chile’s total operating income.  Operating revenues and expenses for these three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)
Operating Revenues	118,167	153,638	156,795
Operating Expenses	81,808	115,360	141,254
Operating Income	34,313	35,616	12,913

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Endesa Chile participates in electricity generation in Argentina through its subsidiaries Endesa Costanera and El Chocón, with a total of 5 power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,304 MW.  In 2005, Endesa Chile’s hydro and thermal generation plants in Argentina represented 16% of the MEM’s generation capacity, in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA.

Endesa Chile also participates in the transmission and trading of electricity in Argentina through its related companies, Compañía de Transmisión del Mercosur S.A. (“CTM”), which owns the Argentine side of a transmission interconnection line with Brazil, and CEMSA, a trading company that has signed contracts with generators in

Argentina to export electricity from Argentina to Brazil and Uruguay.  Through September 30, 2005, Endesa Chile owned a 45% share in both CTM and CEMSA through its affiliates, CIEN and Endesa Argentina S.A., respectively.  As of October 1, 2005, Endesa Chile’s ownership share in CIEN and CTM was contributed to Endesa Brasil, leading Endesa Chile’s indirect share in both companies to a 37.85%.  Endesa Chile’s share in CEMSA has not been modified.  See “Item 4. Information on the Company — C. Organizational Structure” for details on associated companies.  As of December 13, 2005, Endesa Chile’s Argentine subsidiaries Endesa Costanera and El Chocón participate in two new companies, “Termoeléctrica Manuel Belgrano S.A.” and “Termoeléctrica José de San Martín S.A.”, created to undertake the construction of new generation facilities in connection with FONINVEMEM. See “Item 4. Information on the Company — B. Business Overview — Electricity Generation in Argentina”; see also “—Electricity Industry Regulatory Framework” for further detail.  El Chocón has a 15.4% direct share in each of these new companies and Endesa Costanera has a 5.5% direct share of each new company.

Endesa Costanera’s installed capacity is thermal and accounted for approximately 10% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”), Argentina’s major interconnected grid system, as of December 31, 2005.  Endesa Costanera’s combined cycle II 851 MW plant is the largest combined cycle in Argentina that can operate with natural gas and diesel.  Its 1,131 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for approximately 6% of the installed capacity in the Argentine SIN as of December 31, 2005.  El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine SIN’s major peak suppliers.  Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.

The following table sets forth the installed capacity of Endesa Chile’s Argentine subsidiaries:

INSTALLED CAPACITY IN ARGENTINA (MW)

	As of December 31,
	2003	2004	2005
Endesa Costanera
Costanera steam turbine	1,131.0	1,131.0	1,131.0
Costanera combined cycle II	851.0	852.0	851.0
Central Termoélectrica Buenos Aires combined cycle I	320.0	320.0	321.6
El Chocón
El Chocón hydroelectric	1,200.0	1,200.0	1,200.0
Arroyito hydroelectric	120.0	120.0	120.0
Total	3,622.0	3,623.0	3,623.6

Total electricity generation in Argentina reached 12,332.5 GWh in 2005, 9.2% higher than the 11,289.7 GWh in 2004, and 54% higher than the 7,996.5 GWh registered in 2003.  Our generation market share was approximately 13% of total electricity production in Argentina for 2005, approximately 13% for 2004 and 10% for 2002.

The following table sets forth the electricity generation of Endesa Chile’s Argentine subsidiaries:

ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year Ended December 31,
	2003	2004	2005
Endesa Costanera	3,958.2	7,859.0	8,401.8
El Chocón	4,038.3	3,430.7	3,930.7
Total	7,996.5	11,289.7	12,332.5

Low cost hydroelectric generation accounted for nearly 32% of total generation in 2005, higher than in 2004 because of a relatively rainy year when compared to 2004.  The percentage of hydroelectric generation in 2003 reached approximately 51%, as shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year Ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric Generation	4,038.3	50.5	3,430.7	30.4	3,930.7	31.9
Thermal Generation	3,958.2	49.5	7,859.0	69.6	8,401.8	68.1
Total Generation	7,996.5	100.0	11,289.7	100.0	12,332.5	100.0

(1)   Generation minus power plant own consumption and technical losses.

Physical energy sales in Argentina reached 9,259 in 2003, 11,604 in 2004 and 12,579 GWh in 2005.  The portion of physical sales supplied by our own generation of energy reached 97.6% of total sales in 2005 while sales supplied by energy purchased from other generators represented 2.4% of total sales in 2005, as set forth in the following table:

PHYSICAL PRODUCTION AND PURCHASES IN ARGENTINA (GWh)

	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	7,167.4	90.5	11,289.7	97.3	12,332.5	97.6
Electricity Purchases	750.0	9.5	312.6	2.7	307.6	2.4
Total(1)	7,917.4	100.0	11,602.3	100.0	12,640.1	100.0

(1)   Energy production plus energy purchases differs from electricity sales in 2005 due to 61 GWh of energy not billed in that year, given that own power plant consumption and technical losses have already been deducted.

Endesa Chile’s market share in terms of physical sales was 12% in 2003 and increased to 14% in both 2004 and 2005.  Contracted sales in 2005 represented 14% of total physical sales and pool market sales accounted for the remaining 86%.  The increase in contracted sales in 2005 compared to contracted sales in 2004 responds to the increase in sales to unregulated customers, considering the operating conditions of the Wholesale Electricity Market (“WEM”).

Endesa Costanera’s physical sales reached 8,466 GWh in 2005, compared to 7,973 GWh in 2004 and 4,583 GWh in 2003.  The increase in 2005 reflects the increase in Endesa Costanera’s generation.  Endesa Costanera’s ability to operate with either natural gas or liquid fuel oil in addition to a strong and growing electricity demand and the lack of investment in both natural gas and electricity generation facilities, has explained the company’s increased generation.  Due to the lack of investment in the electric power sector arising from a governmental policy that does not allow for realistic increases in electricity prices, the Secretary of Energy, through Resolution No. 712/2004, created a fund (“FONINVEMEM”) to allow for the financing and management of all investment aimed at increasing the electric power supply within the Wholesale Energy Market (WEM).  See below “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework” for further detail.

Until August 2005, Endesa Costanera had gas supply long-term contracts, but these are currently not in effect due to Resolution No. 752/05 prohibiting gas distribution companies from selling to large consumers including electricity generation companies which should purchase directly from natural gas producers.  Since September 1, 2005 Endesa Costanera has been renewing its contracts on a monthly basis.  This situation is expected to be solved in the short term, allowing the purchase of gas with a medium term horizon.  The liquid fuel supply is carried out in the spot market under competitive conditions.

In 2005 the Argentina-Brazil Interconnection line was dispatched with 525 GWh of electricity.  The energy sold by Endesa Costanera for the Interconnection was 289 GWh.  From February 2002 until February 2005 the line was not dispatched given the conditions of electricity supply in the Brazilian market during that period.  Because of the scarcity of electricity in Argentina, governmental authorities have operated the electricity industry under special conditions; that is, since 2002 they have limited the spot price of electricity to the variable cost of generating electricity with natural gas, without considering the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil.  The authorities have also limited the access to the electricity spot market and the use of natural gas to export energy to Brazil, which affected the normal operations of the export contracts.  Endesa Costanera was not able to fully comply with its export contracts to Brazil.  On December 9, 2005, the Argentine and Brazilian governments signed an agreement to facilitate the operation of export contracts without the imposition of fines for any non-compliance, through a transitional period ending December 31, 2008.  By that time, the assumption is that the full Argentine electricity supply should be reestablished.  At the time of this report, Endesa Costanera, CEMSA and the companies in Brazil are, based on the previously mentioned agreement, working on restructuring the electricity export contracts.

Physical sales of El Chocón were 4,113 GWh in 2005, 3,630 GWh in 2004, and 4,676 GWh in 2003.  The relatively rainy conditions in 2005 explain the 13% increase of physical sales compared to 2004.  Contracted sales increased from 989 GWh in 2004 to 1,145 GWh in 2005.  Contracted sales to the mining firm Minera Alumbrera represented 42% of total contracted sales in 2005, Profertil represented 20%, MASSUH 11%, Petroken 3% and other contracted sales represented 24%.  The remaining 2,968 GWh in sales were delivered to the pool market.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2003(1)		2004		2005
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted Sales	1,117	12.1	1,855	16.0	2,328	18.5
Non-Contracted	8,142	87.9	9,749	84.0	10,251	81.5
Total Electricity Sales	9,259	100.0	11,604	100.0	12,579	100.0

(1)   Sales in the anticipated spot market are included as non-contracted sales.

Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession (30 years beginning August 1993).  El Chocón does not have the right to terminate the operating agreement, except following the non-performance of our obligations.  Under the terms of the operating agreement, we are entitled to a fee payable in U.S. dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Our Argentine power plants compete with all the major power plants connected to the SIN.  Our major power plant competitors in Argentina include Piedra del Aguila (hydro capacity 1,400 MW) and Central Puerto (thermal capacity 2,152 MW) owned by Totalfina, the three plants owned by the AESGener, San Nicolás (thermal capacity 675 MW), Paraná (thermal capacity 845 MW) and Alicura (hydro capacity 1,040 MW) and Petrobras Energía S.A. which competes with us through two power plants, Genelba (thermal capacity 674 MW) and Pichi Picún Leufú (hydro capacity 285 MW).  Another significant power plant is TermoAndes (thermal capacity 600 MW) owned by AESGener but which is not connected to the SIN.

Operations in Brazil

As of October, 2005, Enersis consolidates its generation and distribution companies in Brazil through Endesa Brasil S.A.

In Brazil, we have an installed capacity as of December 2005 of 658 MW that corresponds to Cachoeira Dourada and 319 MW to Endesa Fortaleza.  As of December 31, 2005, Ampla also had various small generation facilities with total maximum installed capacity amounting to 62 MW.  However, as of December 31, 2005 a sales agreement for these facilities has been signed, thus we will not make reference to their operations in this section.

Operating revenues and expenses are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	Year ended December 31,
	2003	2004	2005(1)
	(in millions of constant Ch$)
Operating Revenues	33,516	43,518	84,415
Operating Expenses	29,535	28,689	40,400
Operating Income	3,981	14,829	38,768

(1) Operating results from Brazil for 2005 include Endesa Fortaleza’s fourth quarter financials.

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Operating income of Cachoeira Dourada reached Ch$ 23,405 million in 2005, Ch$ 8,576 million higher than in year 2004.  Favorable hydrology in the south-east-center region permitted the production of Cachoeira to increase by 10.5%, thus reducing its energy purchase needs.  Revenues increased by 18.9% as a result of higher physical sales, the tariff adjustment and higher average sales price.  The cost of sales in 2005 were reduced by 3.5% to Ch$ 25,946 million.

During the fourth quarter of 2005, Endesa Fortaleza had Ch$ 30,287 in operating revenues.  Enersis included Ch$ 15,363 million in operating income from Endesa Fortaleza for the fourth quarter of 2005.

The following table sets forth information relating to Enersis’ installed capacity in Brazil:

INSTALLED GENERATION CAPACITY IN BRAZIL (MW)(1)

	(MW)
	2003	2004	2005
Cachoeira Dourada	658	658	658
Endesa Fortaleza	—	—	319
Total	658	658	977

(1)   Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

The following table sets forth the physical energy production of Cachoeira Dourada and Endesa Fortaleza:

PHYSICAL PRODUCTION IN BRAZIL (GWh)

	2004-2005 Year ended December 31, 2005 January -September
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Cachoeira	3,024	100	3,262	100	3,607	91.2
Endesa Fortaleza	—	—	—	—	347	8.8
Total	3,024	100	3,262	100	3,954	100.0

Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when Endesa Chile acquired the concession of Cachoeira Dourada with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), a regional state-owned distribution company.  The contract has a term of 15 years.  During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW).  That amount was reduced by 10% (42 MW) per year beginning in September of the sixth year.  The electricity generated monthly in excess of Cachoeira Dourada’s contractual commitment to CELG is sold to third parties, including the pool market.

Electricity demand in Brazil increased 3.9% during 2005, 5.0% during 2004 and 5.3% during 2003.

The following table sets forth certain statistical information regarding Cachoeira Dourada’s installed capacity and electricity sales:

	Year Ended December 31,
	2003		2004		2005
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted Sales	3,428.0	90.9	3,398.0	87.1	3,494	90.3
Non-Contracted	342.0	9.1	504.0	12.9	373	9.7
Total Electricity Sales	3,770.0	100.0	3,902.0	100.0	3,867	100.0

Endesa Fortaleza is fully owned by Endesa Brasil S.A., which in turn is owned (directly and indirectly) by Enersis, which holds a 53.6% interest.  Endesa Fortaleza owns a combined cycle generating plant, located 50 kilometers from the capital of the Brazilian state of Ceará, which began commercial operations in December 2003.

On January 28, 2004 the National Agency for Electric Energy (ANEEL) issued Resolution N° 40, which reduced firm capacity of the plants in the northeast, including Endesa Fortaleza, as a result of the problems with the supply of gas in the region.  On November 18, 2004, an agreement was signed by Endesa Fortaleza, other plants in the Thermo Electricity Priority Program (PPT) in the northeast and by Petrobrás, including the governmental entities ONS and CCEE.  This agreement re-established the original firm capacity for such plants.  This operating procedure was approved by ANEEL on December 24, 2004.

Endesa Fortaleza’s market share is 0.5% of the total installed capacity of the National Integrated System (SIN) and 3.2% of the thermoelectric generators.  This is a combined cycle plant that can utilize natural gas or fuel oil.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s installed capacity and electricity sales:

	Year ended December 31,
	2003	2004	2005(1)
Installed Capacity (MW) - Endesa Fortaleza	—	—	319
Electricity Sales (GWh)	—	—	678

(1)   For years 2003 and 2004, Endesa Fortaleza was not consolidated by Enersis.

Operations in Colombia

Endesa Chile participates in the generation business in Colombia through Endesa Chile.  Operating income from our business in Colombia represented 22.6%, 24.3% and 23.0% for 2003, 2004 and 2005, respectively, of Endesa Chile’s total operating income.  Operating revenues and expenses for these three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)
Operating Revenues	234,695	260,448	258,758
Operating Expenses	127,316	133,834	133,028
Operating Income	91,306	122,721	120,548

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Endesa Chile controls two electricity generation companies in Colombia, Betania and Emgesa.  Endesa Chile has 100.0% ownership interest in Betania, and a 23.4% economic interest in Emgesa.  Betania is the operator of Emgesa, although it receives no compensation in return.

As of December 31, 2005 Endesa Chile’s Colombian subsidiaries, operated a total of eleven generation plants in Colombia, with a total installed capacity of 2,657 MW as of December 2005, of which 91.1% is hydroelectric.  Betania has one 541 MW hydroelectric facility located in Huila.  Emgesa had a total installed capacity of 2,116 MW as of December 31, 2005, 88.9% of which is hydroelectric.  Emgesa’s main facilities are located in the Cundinamarca region of Colombia.  In January, 2005, Emgesa added a new power plant along the Bogota River called La Junca, with an installed capacity of 19.5 MW.

Endesa Chile’s hydroelectric and thermal generation plants in Colombia represent approximately 20% of the country’s total electricity generation capacity, according to the official statistics at December 2005.

The following table sets forth the installed generation capacity of Endesa Chile’s Colombian subsidiaries as of December 31, 2005:

INSTALLED CAPACITY IN COLOMBIA (MW)(1)

	2003	2004	2005
	(MW)
Emgesa
Guavio (hydroelectric)	1,150	1,150	1,164
Cadena Nueva (hydroelectric)	600	600	601
Termozipa (Thermal)	223	223	236
Minor Plants (hydroelectric)(2)	76	96	116
Betania
Betania (hydroelectric)	540	540	541
Total	2,589	2,609	2,657

(1)   Numbers in years 2003 and 2004 correspond to effective capacity and in 2005 correspond to gross capacity.  In the case of Guavio, there are two secondary units of 7 MW each.

(2)   At December 31, 2005 Emgesa owned and operated five small plants: Charquito, El Limonar, La Tinta, San Antonio, and Tequendama.  On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the SIN and on February 28, 2006, Emgesa purchased Termocartagena, with 186 MW, but these changes are not reflected in this chart, which shows information as of December 31, 2005.

Approximately 91% of Endesa Chile’s total installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and yearly rainfalls.  Its electricity generation in Colombia reached 11,864 GWh in 2005 compared to 11,881 GWh in 2004 and 10,794 GWh in 2003.  Endesa Chile’s generation market share in Colombia in 2005 was approximately 24%.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Colombia’s electricity market is less regulated than the markets of the other countries in which we operate.  Companies are free to offer their electricity at prices driven by market conditions, as opposed to being forced by a centralized operating entity to generate according to the minimum marginal costs of the system.  Betania and Emgesa sold approximately 65% of their electricity under contracts in 2005, with the remainder sold in the spot market.

The following table sets forth the energy generation for each of Endesa Chile’s Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)

	2003	2004	2005
	(GWh)
Emgesa	9,205	10,028	9,763
Betania	1,589	1,853	2,101
Total	10,794	11,881	11,864

(1)   Generation minus power plant own consumption and technical losses.

Hydrological conditions in 2005 translated into less generation for Emgesa due to reduced rainfall in its geographic area, resulting in a decrease in the level of physical energy sales when compared to 2004.  Considering that thermal generation is not significant, accounting for only 8.9% of our total installed capacity in Colombia at December 2005 and 2% of total generation in Colombia during 2005, maintaining long-term contracts with coal suppliers to assure coal supply is not critical and these contracts are therefore negotiated annually.  In 2005, hydroelectric generation comprised over 98% of our total generation in Colombia.

The following table sets forth the levels of electricity production and purchases for Endesa Chile’s Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	10,794	74.0	11,881	77.9	11,864	78.1
Electricity Purchases	3,790	26.0	3,368	22.1	3,321	21.9
Total(1)	14,584	100.0	15,249	100.0	15,185	100.0

(1)   Energy production plus energy purchases exceed electricity sales due to power plant pump consumption.

The sole interconnected electricity system in Colombia is the Colombian National Interconnected System, or the Colombian SIN.  Electricity demand in the Colombian SIN, increased by 3.8% during 2005.  The electricity consumption in the Colombian SIN was 45,711 GWh in 2003, 47,020 GWh in 2004 and 48,829 GWh in 2005.

The demand in Colombia’s electricity market has also been affected by the interconnection with the electricity system of Ecuador, which began operations in March 2003, referred to as International Transactions of Energy (“TIE”).  During 2005, physical sales to Ecuador reached 1,758 GWh.  Also in 2005 a physical connection between Ecuador and Peru was carried out, but there were no energy exchanges because the framework for operations are not yet completely defined.  Both interconnections with transmission lines represent a potential for greater competition, because generators in Ecuador may generate and export electricity to Colombia.  However, based on the level of capacity and price levels in each country, it is more likely that Colombian generators will be exporting electricity to Ecuador.

During 2005, Emgesa served an average of 887 non-regulated customers and 13 distribution companies, and Betania served a total of eight distribution companies.  Our sales to the distribution company Codensa accounted for 40% of our total contract sales in 2005.  Physical sales to the six largest non-regulated customers altogether reached 4.3% of total contracted sales.

The distribution of physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	9,333	64.4	9,736	64.3	9,800	65.0
Non-Contracted sales	5,148	35.6	5,412	35.7	5,277	35.0
Total Electricity (GWh) Sales	14,481	100.0	15,148	100.0	15,077	100.0

The following table sets forth our sales by volume to our largest distribution customers in Colombia for each of the periods indicated:

MAIN CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Distribution companies:
Codensa	4,860	50%	4,413	45%	3,933	40%
Cens	273	3%	527	5%	221	2%
Electricaribe	267	3%	510	5%	341	3%
Essa	—	—	501	5%	206	2%
Electrocosta	213	2%	253	3%	426	4%
Dicel	279	3%	—	—	222	2%
Enertolima	—	—	—	—	800	8%
Total sales to largest distribution customers	5,892	57%	6,205	63%	6,149	63%

Endesa Chile’s most important competitors in Colombia include the following state-owned companies, each with installed capacity in December 2005 as described: Empresas Públicas de Medellín, with 2,558 MW; Isagen, with 2,091 MW; and Corelca, with 1,339 MW.  We also compete with the following publicly owned companies in Colombia: EPSA, with 1,061 MW and Chivor, which is owned by AESGener, with 1,000 MW.

Operations in Peru

We participate in the generation business in Peru through Endesa Chile.  Operating income from Peru represented 12.1%, 11.9%, and 10.5% of Endesa Chile’s total operating income for the years 2003, 2004 and 2005, respectively.  Operating revenues and expenses for these three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year Ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)
Operating Revenues	118,655	127,817	117,663
Operating Expenses	45,701	66,075	55,405
Operating Income	65,098	54,035	53,823

For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”

Through our subsidiary Edegel, we operate a total of eight generation plants in Peru, with a total installed capacity as of December 2005 of 968 MW.  Edegel owns seven hydroelectric power plants, with a total installed capacity of approximately 739 MW, two of which are located 280 kilometers from Lima and five of which are located at an average distance of 50 kilometers from Lima.  The Company has one thermal plant located in the city of Lima, which represents the remaining 229 MW of total installed capacity.

Our hydroelectric and thermal generation plants in Peru represent 22% of the country’s total electricity generation capacity according to the information reported in December 2005 by the Organismo Supervisor de la Inversión en Energía, or OSINERG (the Peruvian regulatory electricity authority).

The following chart sets forth the installed capacity of Edegel, Endesa Chile’s Peruvian subsidiary:

INSTALLED CAPACITY IN PERU (MW)(1)

	(MW)
	2003	2004	2005
Edegel
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	75	75	75
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal)	228	228	229
Total	967	967	969

(1)   The installed capacity figures relate to the recognition of effective capacity, updated and approved by the Comité de Operación Económica del Sistema, or COES, Peru, consistent with installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

Our electricity generation in Peru reached 4,516 GWh in 2005, 9% more than the electricity generation of 4,136 GWh in 2004, and 5% more than the 4,287 GWh generated in 2003.  Our generation market share was approximately 20% of total electricity production in Peru in 2005, approximately 20% for 2004, and 22% for 2003.

ELECTRICITY GENERATION PER SUBSIDIARY IN PERU (GWh)(1)

	(GWh)
	2003	2004	2005
Edegel S.A.	4,287	4,136	4,516

(1)   Generation minus power plant own consumption and technical losses.

Hydrological generation represented 90.7% of Edegel’s total production in 2005.  The portion of electricity supplied by Edegel’s own generation was 94.8% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Santa Rosa’s TG7 unit was converted to natural gas in 2005.  For the supply of gas, Edegel signed a flexible gas contract with Camisea until year 2009 to a rate fixed in U.S. dollars and indexed according to a fuel basket.  Additionally, there were contracts for transport and distribution over the same period.

The following table sets forth the electricity generation and purchases for Edegel over the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2003		2004		2005
	(GWh)%		(GWh)%		(GWh)%
Electricity Production	4,287	95.8	4,136	94.5	4,516	94.8
Electricity Purchases	189	4.2	239	5.5	246	5.2
Total(1)	4,476	100.0	4,375	100.0	4,762	100.0

(1)   Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

In Peru there is only one interconnected system, Sistema Electrico Interconectado Nacional, or the SEIN. Electricity generation in the SEIN increased 5.0% during 2005 when compared to 2004, reaching a total yearly generation of 23,001 GWh.  Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for copper and gold.

Edegel’s physical sales in 2005 increased nearly 6.3% compared to sales in 2004.  Sales in the spot market decreased nearly 15%, while contracted sales increased 12% in 2005 compared to 2004.  The increase in contracted sales is mainly explained by greater sales to regulated distribution companies.  During 2005, Edegel’s regulated customers increased from two to eight as a consequence of the agreements reached between generation companies and the M.M.E. (Ministerio de Minas y Energía) to solve the situation of distribution companies without electricity supply contract.  Sales through these six new contracts represented 15% of the contracted sales in 2005.  The company maintains nine non-regulated customers, whose purchases represent 47% of Edegel’s total contract sales in 2005 compared to 53% in 2004.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2003		2004		2005
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	3,134	70.5	3,344	77.3	3,766	81.9
Non-Contracted sales	1,309	29.5	984	22.7	834	18.1
Total Electricity sales	4,443	100.0	4,328	100.0	4,600	100.0

Because SEIN is the only interconnected transmission system in Peru, all generation companies connected thereto may be considered competitors.  However, our most important competitors in Peru are the hydroelectric generators, Electroperú and Egenor, whose capacity is approximately 908 MW and 509 MW, respectively.

Electricity Transmission

CIEN

Due to the reorganization of the Brazilian assets, as of October 2005, CIEN is fully owned by Endesa Brasil, which in turn is owned (direct and indirectly) by Enersis, which holds a 53.6% interest.  CIEN is consolidated by Enersis as of October 1, 2005.  CIEN, in turn, consolidates CTM and TESA, which operate the Argentine side of a transmission interconnection line with Brazil.

CIEN permits the energy integration of Mercosur and the import and export of electricity between Argentina and Brazil in either direction.  It has two 500 Kv transmission lines covering a distance of about 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and has a total capacity of 2,000 MW.

CIEN’s annual operating results as of December 31, 2005 amounted to Ch$ 33,163 million, reflecting a 45% decrease from year 2004.  The latter is basically explained by the reduction of physical sales by 14% due to the lack of electricity supply from Argentina to Brazil and due to lower average margins.  Enersis only included CIEN’s fourth quarter operating results in its income statement as of December 31, 2005.

The insufficient electricity available in Argentina did not allow Argentine generators to fully comply with export contracts to Brazil in 2005, and created conflicts for generators who export electricity to CEMSA and CIEN, our transmission companies, as well as conflicts between CIEN and its Brazilian clients.

CIEN has been unable to comply with its contractual obligations owed to its clients Furnas and Tractebel.  These two clients stopped partial payments to CIEN, and CIEN in turn stopped certain payments to Endesa Costanera.

On December 9, 2005, the Argentine and Brazilian governments signed an Memorandum of Understanding, which facilitates the operation of export contracts through a transitional period ending December 31, 2008. Under this Memorandum of Understanding, Endesa Costanera, CEMSA and CIEN are negotiating new conditions for Argentine export contracts which would include new prices and a volume adjustment. CIEN is also under negotiations with Brazilian regulators, as well as with Furnas and Tractebel.

Electricity Distribution

Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce (owned by Endesa Brasil), in Colombia through Codensa and in Peru through Edelnor.  For the year ended December 31, 2005, our principal subsidiaries and related companies sold approximately 55,247 GWh of electricity.  For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.”  Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce.

Chilectra

Chilectra is the largest electricity distribution company in Chile in terms of regulated clients, distribution assets and energy sales.  Chilectra had consolidated operating income of Ch$ 115.4 billion for the year ended December 31, 2005.  Our economic interest in Chilectra is 98.2%.  Chilectra operates in a concession area of 2,118 square kilometers.

Chilectra transmits and distributes electricity in 33 municipalities of the Santiago metropolitan region.  Chilectra’s service area is defined mainly as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental and toll customers, as well as Compañía Eléctrica del Río Maipo S.A., among others.  The Santiago metropolitan region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in Chile.  As of December 31, 2005, Chilectra served approximately 1.4 million customers.

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

As of December 31, 2005 Chilectra had an economic interest of 9.0% in Endesa Brasil.  Chilectra holds a 35.6% economic interest (direct and indirect) in Ampla and a 10.8% in Coelce through Investluz and Endesa Brasil.  Ampla and Coelce are described further below.

Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru.  Chilectra is the operator of Ampla, Coelce and Edelnor, although there are no operator fees associated with these arrangements.

Chilectra has significantly improved its operating efficiency by steadily reducing energy losses from both theft and technical factors from 22.4% in 1983, at the time of Chilectra’s privatization, to 5.5% as of December 31, 2005.  Chilectra has also implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.

For the fiscal year ended December 31, 2005, residential, commercial, industrial and other customers, primarily public and municipal, represented approximately 27.6%, 24.1%, 25.8% and 22.5%, respectively, of Chilectra’s total energy sales of 11,851 GWh.  For the five-year period ended December 31, 2005, physical energy sales increased at a compounded annual rate of 5.5%.  For the year ended December 31, 2005, revenues from electricity sales were Ch$ 593.2 billion.

Edesur

Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases.  Pursuant to an agreement entered into with Edesur, Chilectra is and will remain the technical operator of Edesur until 2007.  Our economic interest in Edesur is 65.1%.  Edesur operates in a concession area of 3,309 square kilometers.

Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area.  Edesur’s service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires.  As of December 31, 2005, Edesur distributed electricity to 2.2 million customers.  For the fiscal year ended December 31, 2005, residential, commercial, industrial and other customers, primarily public and municipal, represented approximately 38.0%, 26.3%, 10.2% and 25.4%, respectively, of Edesur’s total energy sales of 14,018 GWh.  Edesur had energy losses of 11.4% for the fiscal year ended December 31, 2005, compared to 11.8% in 2004.

For the year ended December 31, 2005, Edesur’s physical energy sales increased by approximately 5.2%, to 14,018 GWh, compared to 13,322 GWh in 2004 and 12,656 GWh in 2003.  Energy sales at Edesur in 2002 included toll revenues received from other companies for the use of Edesur’s distribution network.

Ampla (through Endesa Brasil)

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil.  As of December 31, 2005, we had a 69.6% interest in Ampla, which is lower than the interest held at December 31, 2004 due to the restructuring through Endesa Brasil.  Chilectra is Ampla’s technical operator but does not receive any fees for such role.

Ampla is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.2 million customers in a concession area of 32,054 square kilometers, where an estimated 8.0 million people live.  As of December 31, 2005, residential, commercial, industrial and other customers represented approximately 37.7%, 18.3%, 11.8% and 32.3%, respectively, of Ampla’s total sales of 8,175 GWh. For the year ended December 31, 2005, revenues from electricity sales amounted to Ch$ 475.8 billion.  As of the same date, Ampla owned small power plants in the State of Rio de Janeiro with a total installed capacity of 62 MW, which in turn were sold pursuant to a sales agreement for these facilities.  As of December 31, 2005, Ampla’s energy losses were 22.4% compared to 22.8% in 2004.

Coelce (through Endesa Brasil)

We hold a 34.9% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 59.4% interest in Investluz, which owns 56.6% of the capital stock of Coelce.  Our interests in Investluz and in Coelce are different than the interests held at December 31, 2004 due to the restructuring through Endesa Brasil.  We acquired our interest in Coelce in the second quarter of 1998.  Chilectra is Coelce’s technical operator but does not receive fees for such role.  As of December 31, 2005, Coelce served over 2.4 million customers within a concession area of 148,825 square kilometers.  During 2005, Coelce had annual sales of 6,580 GWh of energy, which represents a 7.1% increase compared to 2004; such sales represented Ch$ 336.4 billion.

Coelce has a relatively stable client base with residential clients representing approximately 31.5% of energy sold.  In 2005, Coelce bought 36.8% of its energy from Companhia Hidroelétrica do São Francisco, 34.4% from CGTF and 28.8% from other suppliers.

As of December 31, 2005, residential, commercial, industrial and other customers represented approximately 31.5%, 18.1%, 23.4% and 27.0%, respectively, of Coelce’s total energy sales.

As of December 31, 2005, Coelce’s energy losses were 14.0% compared to 13.9% in 2004.

Codensa

We hold a 21.7% economic interest in Codensa, an electricity distribution company that serves a region of approximately 14,087 square kilometers in Bogotá, and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá.  More than 9.5 million people, or approximately 20.7% of the Colombian population, live in Codensa’s service area.  Codensa serves approximately 2.1 million customers in its service area.  Operating income was Ch$ 102.3 billion for the year ended December 31, 2005.  During 2005, Codensa’s annual sales reached 10,094 GWh, reflecting a 4.5% increase compared to 2004.  From these sales, residential, commercial, industrial and other customers represented approximately 36.3%, 14.1%, 5.7% and 43.9%, respectively.  Codensa purchased 41% of its energy in 2004 from Emgesa, a generating company controlled by Endesa Chile, and 59% from other suppliers.  Since 2001, Codensa only services regulated clients.  The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá.

In 2005, Codensa had energy losses of 9.4% compared to 9.7% in 2004 and 10.2% in 2003.  We will continue implementing the same energy loss reduction measures that we have been applying in Chile, Argentina and Peru.

Edelnor

Edelnor is a Peruvian electricity distribution company that is 60% owned by Distrilima.  Chilectra is Edelnor’s operator but does not receive any fees for such role.  As of December 31, 2005, we owned an equity interest of 55.7% in Distrilima which represents a 33.4% interest in Edelnor.  Edelnor operates in a concession area of 2,440 square kilometers and its operating income was Ch$ 28.3 billion as of December 31, 2005.

Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura and Barranca, and in the adjacent province of Callao.  As of December 31, 2005, Edelnor distributed electricity to approximately 925,000 customers, a 1.4% increase from December 31, 2004.

Edelnor had energy losses of 8.6% in 2005, compared to 8.4% in 2004.

For the year ended December 31, 2005, Edelnor had total energy sales of 4,530 GWh.  The compounded annual growth rate in energy sales from 2001 to 2005 was 5.3% per annum.

Other Businesses

IMV

IMV, our wholly owned subsidiary, develops real estate projects in Chile.  Among other projects, IMV has a 55% interest in ENEA, a long-term project involving 2,594 acres near Santiago’s international airport.  The goal of this project is to create both industrial and residential lots.  The real estate business is not a core business of Enersis.

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

Synapsis

Synapsis, a wholly owned subsidiary of Enersis, is engaged in the computer services business.  Synapsis provides support services to our electric utility businesses, both in Chile and abroad, and also operates with unrelated third parties.  Synapsis is the main provider of information systems to Enersis and its subsidiaries and supplies services and equipment relating to computers and data processing.

Others

Endesa Chile’s non electricity Chilean businesses consist of operating a concession for a private tunnel, as well as engineering services.  Endesa Chile has decided to discontinue further expansion of its involvement in infrastructure projects.

Competition

In the electricity generation business, companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.

Our Chilean subsidiary, Endesa Chile, competes in the SIC primarily with two other electricity generation companies, AESGener and Colbún S.A. (“Colbún”).  According to statistics published by autonomous generating industry groups, known as Centro de Despacho Económico de Carga (“CDEC”), as of December 31, 2004, in Chile Gener had an installed capacity of 1,498 MW, of which approximately 82% was thermal electric, and Colbún had an installed capacity of 1,651 MW, of which approximately 52% was thermal electric.  Colbún increased its capacity during 2004 with the steam turbine of Nehuenco II.  In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.  Endesa Chile believes that it has considerable competitive strength in the SIC due to its large diversified capacity, extensive geographic coverage, technical expertise, customer service and established commercial relationships.  In addition, 76% of Endesa Chile’s installed capacity is derived from hydroelectric power plants.  Endesa Chile generally has lower production costs than companies generating electricity in the SIC from thermal plants.  During periods of extended droughts, however, Endesa Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.

Endesa Chile, through its subsidiary Celta, has one 182 MW thermal power plant connected to the SING, which represents approximately 5% of the total capacity of the SING.  Through its associate company GasAtacama Generación Limitada, Endesa Chile has an additional participation in the SING, with a total 26.8% of the SING’s total installed capacity in 2004.  The main generation companies operating in the SING are Electroandina (formerly Corporación Nacional del Cobre División Tocopilla), Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), and Norgener S.A.

Also within our electricity generation business segment, our Argentine subsidiaries, Endesa Costanera and El Chocón, compete against other important operators in the Argentine market such as AESGener, Pluspetrol, PECOM Energia and TotalFinaElf.  Our Peruvian subsidiary, Edegel, competes within the Peruvian market against Electroperú, Egenor, Enersur, Eepsa and Etevensa.  Our Colombian subsidiaries, Betania and Emgesa compete against AESGener and Unión Fenosa within the Colombian market.  Finally, our Brazilian subsidiary, Cachoeira Dourada, competes against other important private operators in the Brazilian market, including Tractebel, AESGener, Duke and state-owned Electrobrás.

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

By law, distribution and transmission companies must permit the use of their lines and ancillary facilities for the transmission of electricity upon payment of a toll.  Unregulated customers have several electricity supply alternatives, including:

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

Our electricity generation operations in Argentina are carried out by El Chocón and Endesa Costanera.  Generation companies compete with each other in the wholesale electricity market for sales to distribution companies and large users.  The prices received by electricity generation companies in the wholesale market are determined primarily by the marginal cost of supplying additional capacity on the system.

Brazil

As of December 31, 2005, our electricity distribution business in Brazil was conducted through Ampla and Coelce.  The concession agreements for Ampla and Coelce are non-exclusive for their respective territories.  Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies.  Currently, Brazil’s electricity generation needs are supplied primarily by approximately 70 companies.  Substantially all of the country’s generating capacity is controlled by either states or the federal government.

As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Ampla’s concession area), the South, the North and the Northeast (including Coelce’s concession area).  Each of these regions is supplied primarily by a federally-owned generation company which is charged with promoting the development of electricity power generation and transmission in its region.  The main federal generating company for the Southeast region is Furnas Centrais Elétricas S.A., or FURNAS.  Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the Operador Nacional do Sistema Elétricos, or ONS.  Our electricity generation in Brazil is conducted through Cachoeira Dourada, Endesa Fortaleza (CGTF or Central Geradora Termeletrica Endesa Fortaleza) and Companhia de Interconexao Energetica.  As of December 31, 2005, Ampla owned small electricity generation facilities with a total installed capacity of 62 MW; however, a sales agreement for these facilities has been signed as of the same date.

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

Peru

Our electricity distribution business in Peru is conducted through Edelnor.  Edelnor’s concession agreement is exclusive for its territory.  As in Chile, the Peruvian regulatory authority sets tariffs for distribution companies by using the “model” company approach, which entails applying efficiency guidelines to a selected actual company of comparable size.  This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins.

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

The electricity sector in Chile is regulated pursuant to DFL No. 1, as amended, which was first enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law.  Under the Chilean Electricity Law, the generation, transmission and distribution of electricity are supervised by the Superintendencia de Electricidad y Combustibles, or the SEF, and the Ministry of Economy acting through the Comisión Nacional de Energía, or NEC.  The Ministry of Economy grants concessions to generation companies for hydroelectric facilities and to transmission and distribution companies for networks.  The NEC calculates maximum prices for electricity sales to regulated end users.

Chile’s electricity industry is organized into separate interconnected electricity systems which facilitate the coordination of generation, transmission and distribution activities within a given geographic area.  The largest generation companies in Chile, including Endesa Chile, sell electricity through interconnected electricity systems.  In addition to the SIC and the SING, there are several other isolated and less significant systems, including systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas outside the interconnected electricity systems.  The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by autonomous generating industry groups and transmission companies, the dispatch center, known as the Centro de Despacho Económico de Carga, or CDEC.  The SIC and the SING are intended to be efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system.  In addition, certain major industrial companies own and operate generation systems to meet their own demand.

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

Pursuant to the Chilean Electricity Law, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers.  Because Endesa Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions.  Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched.  This is known as the spot marginal cost.

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

Sales to Distribution Companies and Certain Regulated Customers

Under the Chilean Electricity Law and regulations thereunder, current sales to distribution companies for resale to regulated customers are made through contracts with regulated prices (“node prices”) in effect at the relevant locations (nodes) on the interconnected system through which such electricity is supplied.  Since the enactment of “Short Law II” in 2005, all new contracts between generation companies and distribution companies, for the supply of regulated customers must be the result of international auctions which have a maximum regulated offer price equal to the node price increased by 20%. If a first auction is declared not successful, authorities may increase this maximum price by an additional 15%. Currently, distribution companies are preparing the first auctions for the supply of their regulated customers.  Until March 2006, two years after approval of the “Short Law I,” regulated customers are those with a maximum consumption capacity not in excess of 2 MW.  After March 2006, those clients with maximum consumption capacity between 0.5 MW and 2 MW will be able to choose their status as a regulated or unregulated customer.  Two node prices are paid by distribution companies under the current contracts: node prices for capacity and node prices for energy consumption.  Node prices for capacity are determined by making a calculation of the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility.  Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the succeeding 48 months in the SIC and during the succeeding 24 months in the SING.  The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 10-year period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year Indicative Electricity Development Plan.  The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy.  Although node prices are quoted in Chilean pesos, the calculations used to determine node prices are mainly effected in U.S. dollars.  Node prices so established become effective in May and November.  Node prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node price then in effect would result in a variation in excess of 10% with respect to the initially calculated price.  Distribution companies are required to pay generation companies for each month’s electricity purchases on the 21st day of the following month, at the applicable node prices in effect at the time.

The Chilean Electricity Law provides that if a generation company sells directly to a regulated customer outside the concession area of a distribution company, then the generation company must apply the same price as the nearest distribution company would be required to apply.

Sales to Other Generation Companies

To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Capacity.”

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

Transmission

To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates”, which are charged to generation companies and final customers according to the following proportion defined by law: 80% to generators and 20% to customers in the central part of the network (the “Common Influence Area”, initially located between both nodes that includes at least 75% of the system’s energy injection and demand) and in the rest of the transmission system, 100% to either generators or customers, according to the direction of the power flows.  According to the “Short Law I” the transmission companies become public service companies and their tariffs are determined every 4 years by Decree of the Ministerio de Economía, Fomento y Reconstrucción.

Sub-transmission

A new tariff setting process for all sub-transmission systems in Chile began in 2005 and will conclude by the end of 2006.  The tariff setting process will affect Chilectra’s high voltage grid, which connects its distribution network with the main transmission system of the SIC.  Up to now, this grid was remunerated by non-regulated distance charges; the new tariff setting process will be based on an adjusted economic model and will regulate the related prices.  The latter is expected to be applied starting November 2006 and we are uncertain of the effect on the company’s business.

Sales to Unregulated Customers

The Electricity Law distinguishes between regulated and unregulated prices for electricity supply.  Electricity supply prices are unregulated for:

•      final customers with a connected capacity greater than 2MW, commonly known as large customers;

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

A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the NEC for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  For the four-year period beginning November 2004, Chilectra was the only company classified in the high-density TDA, and CGE was chosen for the medium-density TDA.  Tariff studies are performed both by the NEC and by the distribution companies.  Each party typically retains specialized consultants to perform a parallel tariff study.  The tariffs are calculated as a weighted average of the results of the NEC-commissioned study and the companies’ study, with the results of the NEC’s study bearing twice the weight of the companies’ results.  Preliminary tariffs are tested to ensure that they provide an average real annual internal rate of return between 6% and 14% on the replacement cost of assets for the entire distribution industry.

The distribution tariffs are enacted by the Ministry of Economy and are valid for four years, unless:

•      the cumulative variation in the consumer price index exceeds 100% within the four-year period; or

•      the annual internal real rate of return for the electricity distribution industry as a whole falls below 5%, or increases above 15%.

In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the NEC.  As required by the Chilean Electricity Law, distribution tariffs have been reset every four years, starting in 1984.  The last tariff setting process finished in 2004 (issued in February 2005 with Decree No. 276), resulting in a 4.5% tariff reduction for Chilectra.  Tariff formulas allow monthly indexing based on variations in node prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties.  The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity.

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

•      Fines.  The fines, that could apply to any electricity company supervised by the NEC and the SEF, including generation, transmission and distribution companies, range from the equivalent of approximately U.S.$ 62 to a maximum of the equivalent of approximately U.S.$ 7.4 million.  Companies penalized under the legislation will have the right to appeal but only after they have made a prepayment equal to 25% of the fine.

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

•      Failure cost.  Chile’s Electricity Law calls for a “failure cost” to be imposed on generation companies that cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect.  If there is no energy available to purchase in the system, the generation company must pay compensation to the customer.

•      Compensatory payments by distribution companies.  Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards.  These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

On March 21, 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the lease of meters that should be regulated.  In June 2005, the National Commission of Energy issued the Final Technical Report setting tariff reductions for such related services.  Chilectra and the main electricity distribution companies appealed this resolution to the Commission of Experts, the judicial authorities and the Contraloría General de la República.  This last entity declared in January 2006 that the tariffication process had been illegal and therefore the new tariffs for associated services shall be set during the VAD tarification process of 2008. On May 30, 2001, the Ministry of Economy issued Resolution No. 88, which stated that generation companies are required to supply electricity to SAESA, a distribution company which was not able to renew its electricity supply contracts.  Such resolution also stated that the electricity supply shall be provided at the node price and on a pro rata basis, considering the firm capacity of each generation company.

The “Short Law I”

In March 2004, Chilean Congress enacted Law No. 19,940, (“Short Law I”).  This law established a new framework for electricity companies, which allows us to better evaluate new investment opportunities.  The principal changes implemented by the Short Law I include:

•      a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers;

•      regulation on the subject of ancillary services (including frequency regulation, among others);

•      reduction of the regulated node price band with respect to the unregulated customer contract price from 10% to 5%, later modified by Short Law II;

•      regulation of the distribution toll (wheeling rate), requiring electricity distributors to provide service to third parties;

•      a change in the definition of unregulated customer, reducing power capacity needs from 2 MW to 0.5 MW, starting two years after the law was declared effective.  The newly eligible customers will be given the option to decide whether to remain as regulated or to change their status to unregulated;

•      a permanent Commission of Experts will be established to resolve discrepancies that arise in each of the tariff and toll setting processes.

The “Short Law II”

On May 19, 2005, the Chilean Congress approved a new modification to the Electricity Law, through the Law No. 20,018, (“Short Law II”).  Of the modification that were introduced, the following are the most relevant for us:

•      the flexibility of the node price band that relates theoretical node prices to non-regulated customer prices: under the regulation approved by Short Law I, the node prices could only be 5% above or below the non-regulated prices, despite the fact that theoretical prices could be significantly different.  Under the amendment, if the difference between the average contracted market price (which included the price of long term contracts with distribution companies) and the theoretical price is lower than 30%, the regulated price will be equal to the average contract market price +/-5%.  If the difference is greater than 80%, the regulated price will be equal to the average contract market price +/- 30%.  If the difference is between 30% and 80%, the adjustment will be calculated according to an equation leading to a node price within 5% and 30% of the average contracted market price;

•      the obligation for the distribution companies to permanently cover future electricity requirements of their regulated clients for the following three years beginning in 2009;

•      the approval of long-term contracts at fixed prices between distribution companies and generation companies for the regulated market: distribution companies must launch bidding processes for contracting electricity for up to 15 years, and are allowed to buy at prices which may increase by up to 20% above the prevailing node prices; in case of unsuccessful auctions, prices may increase by an additional 15%;

•      the elimination of the treatment of natural gas scarcity as a force majeure event; and

•      the approval of a process that allows distribution companies without long-term electricity supply contracts to buy electricity at spot marginal costs, for a period which ends in December 2008 (Congress may extend this period by one more year).

The approval of these laws has been interpreted in a positive way by our generation subsidiaries because they pave the way for potentially undertaking long-term investments.

Distribution tolls

In May 2005, the Ministry of Economy issued Decree No. 99, setting distribution tolls for the next four years, equal to VAD calculated in each distribution tarification process.  The methodology applied prevents the possibility of discrimination, since the unregulated customer pays the same amount for the toll of the distribution facilities as a regulated customer.

Sub-transmission tolls

During 2005, the National Commission of Energy prepared the documentation for the Subtransmission Tarification Study, which will set tolls in all sub-transmission systems in Chile.  The study started in February 2006 and the new tariffs will be applied by November 2006.

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

Our operations in Chile are also subject to Ley No. 19,300, or the Chilean Environmental Law, which was enacted in 1994.  The Chilean Environmental Law requires Endesa Chile to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA.  It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal, and authorizes the relevant ministries to establish emission standards.  The Chilean Environmental Law was implemented by Reglamento No. 30 del Ministerio Secretaria General de la Presidencia (“Reglamento No. 30”) on March 20, 1997.  Endesa Chile applies the guidelines set out in Reglamento No. 30 when analyzing the development of future projects.  Prior to the enactment of the Chilean Environmental Law and its implementation through Reglamento No. 30, Endesa Chile applied similar guidelines to its projects.  Chilectra’s transmission lines may be also affected by regulations under the Chilean Environmental Law issued on April 3, 1997, which require environmental impact studies for projects involving high-voltage transmission lines and their substations.

Water rights

Endesa Chile owns unlimited duration unconditional and absolute property water rights granted by the Chilean Water Authority.  However, in March 2005, Chilean Congress approved a modification to the current laws governing unused water rights.  Under the amended law, beginning on January 1, 2006, Chilean generation companies will have to pay an annual license for such unused water rights.  By the end of 2005, Endesa Chile will have to determine which water rights are likely to be eventually utilized for a hydroelectric project and which will not.  Endesa Chile continuously analyzes which water rights it will maintain for the future and which it will disregard.  We estimate that in the event that Endesa Chile does not abandon any water rights in the SIC, it will have to pay license fees aggregating no more than 5,773 UTA (or U.S.$ 4.3 million per year).  License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full.

In the case of water rights located in the extreme south of Chile (in particular, the Eleventh and Twelfth regions, outside the area comprised by the SIC), the license payments will be paid starting as of January 1, 2012, using the same tax refund regime mentioned above for the SIC.

General Regulation Applicable to Non-Chilean Operating Companies

Enersis’ and Endesa Chile’s non-Chilean operating companies were acquired through the privatization of formerly government-owned and controlled companies.  In certain cases, the privatization bidding terms established limitations on the winning bidders’ ability to transfer their shares without prior regulatory approval or expiration of prescribed waiting periods.  Accordingly, Enersis’ and Endesa Chile’s ability to transfer interests in their non-Chilean operating entities is subject to compliance with such requirements.

Argentina

Industry Structure

Federal Law No. 24,065 of January 1992, or the Argentine Electricity Act, divides the electricity industry into three sectors: generation, transmission and distribution.  The generation sector is organized on a competitive basis with independent generation companies selling their production in the spot market of the Wholesale Electricity Market, or the WEM, or by private contracts with certain other market participants in the term market of the WEM.  Transmission is organized on a regulated basis.  Transmission companies are required to operate, maintain and provide third parties access to the transmission systems they own and are authorized to collect a toll for transmission services.  Transmission companies are prohibited from generating or distributing electricity.  The major transmission company is Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A., or Transener.  Distribution involves the transfer of electricity from the supply points of transmitters to customers.  Distribution companies operate as geographic monopolies, providing service to almost all customers within their specific region.  Accordingly, distribution companies are regulated as to rates and are subject to service specifications.  Although distribution companies may acquire the electricity needed to meet the demand either in the WEM at seasonal prices or through contracts with generation companies, all of them prefer to buy electricity in the WEM because distribution companies are allowed to pass through only the seasonal prices reflecting the average spot energy price.

The WEM classifies large users of energy into three categories: Major Large Users, or GUMAs in its Spanish acronym; Minor Large Users, or GUMEs in its Spanish acronym; and Large Particular Users, or GUPAs in its Spanish acronym.  Users in each of the three categories may freely negotiate their supply contract prices with generating companies.  GUMAs are all users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh.  GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market.  GUMEs are all users with peak capacity demand ranging between 0.03 MW and 2.0 MW.  GUPAs are all users with a peak demand ranging between 0.03 MW and 0.1 MW.  GUMEs and GUPAs are not required to have a minimum annual energy consumption.  GUMEs and GUPAs must contract to purchase all of their demand and do not effect any transactions in the spot market.

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

Distribution Tariff to Final Customers

In general, Edesur’s distribution tariff is comprised of:

•      a fixed charge applicable to small users who are generally residential, small industrial and commercial customers (up to 10 kW), or a charge per unit of maximum demand for medium (10 to 50 kW) or large (over 50 kW) users who are generally commercial, industrial or governmental customers; and

•      a variable energy charge per unit of energy consumed applicable to small and medium customers, or a peak/off peak hours variable charge for large users.

Tariffs include two components:

•      the cost of capacity in the WEM which includes generation and transmission costs for a six-month period; and

•      the valued added distribution component (VAD), including investment and operation costs of distribution networks.

A tariff revision process which was scheduled to begin in 2002 was not applied as a result of Emergency Law No. 25,561.

Emergency Measures

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

The “Unidad de Renegociación y Análisis de Contratos de Servicios Públicos” (UNIREN), the governmental institution in charge of renegotiation, and Edesur signed an Act of Agreement in August 2005, which establishes new terms and conditions in the Concession Contract of Edesur.  The Act of Agreement must be ratified by the National Executive Power.  This document establishes a transition period starting once the Act of Agreement has been enacted, which sets forth the following:

•      an average tariff increase of 28% to be applied only to non-residential customers (estimated impact in this segment is a 38% increase in tariff) beginning November 2005;

•      quality services requirements are imposed, based on indices registered in the period 2002-2003;

•      Edesur must comply with an explicit investment plan for the reinforcement of its distribution network;

•      a revision of the tariff setting process to become effective August 1, 2006; and

•      Edesur and its shareholders must suspend any current legal actions taken against the Argentine government, and refrain from initiating any new procedures related to the Economic Emergency Law.  Ten days after the enactment of the new tariffs, Edesur and its shareholders must withdraw such legal actions.

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

Pursuant to the terms and conditions established by the Argentine government for the concession relating to El Chocón’s hydroelectric facilities and the purchase of Endesa Costanera, El Chocón and Endesa Costanera must comply with certain reporting and monitoring obligations and emission standards.  The failure by El Chocón and Endesa Costanera to comply with these requirements and federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the concession agreement of El Chocón or order the suspension of operations of Endesa Costanera.  Endesa Costanera and El Chocón have filed reports pursuant to the Hazardous Waste Law and its implementing decree, Decree 831/1993, which regulate the disposal of hazardous waste.  El Chocón and Endesa Costanera have been classified as “eventual” generators of hazardous waste.  Endesa Chile believes that El Chocón and Endesa Costanera are in compliance with all material obligations relating to environmental matters.  Pursuant to the regulations established by the Argentine government, Edesur must comply with requirements relating to environmental protection, human health and safety, handling, use and release of hazardous substances, and pollution.  We believe that Edesur is in compliance with all material obligations relating to environmental matters, except for Resolution SPA No. 1118/2002 and the related regulations of the Province of Buenos Aires, relating to polychlorated biphenyl (PCB), which has been objected to by administrative proceeding and which has also caused us to file a claim before the Argentine Federal Supreme Court seeking a declaration of unconstitutionality and an injunction, based on our belief that the resolution and regulations, among other things, are contrary to the applicable federal regulatory framework.  Edesur complies with the provisions set forth by Federal Law of Minimum Budgets No. 25,670 regarding PCB and is currently in the process of obtaining some necessary environmental permits in the Province of Buenos Aires.

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

Under the present regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União (Union), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers.  Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, established pursuant to Law No. 9,427/96.  ANEEL is responsible on behalf of the União for, among other things:

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

Privatized electricity companies have executed concession contracts with ANEEL. Planning functions were executed by two executive committees coordinated by Eletrobrás (the federally-owned electric utility company), the Grupo Coordenador de Planejamento dos Sistemas, or the GCPS, and the Grupo Coordenador de Operações Interligadas, or the GCOI, which include representatives of each of the major concessionaires.

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

Law No. 8,631 (1993) fundamentally changed the regulatory structure governing electricity rates in Brazil.  This law abolished utilities’ guaranteed annual real rate of return (“Guaranteed Return”) and the system of uniformity of electricity rates throughout the country.  This law called for automatic inflation tariff adjustments according to a complex multivariable parametric formula, Law No. 8,631 (1993) established that electricity tariffs were expected to reflect the operating costs of each company plus a certain return on capital, which is not a predefined return, but instead it is obtained through a financial/economic equilibrium.

In December 1994, the Brazilian government introduced the “Real Plan.” Specifically in the electricity industry, the Real Plan superseded previous rate-setting laws.  Under the Real Plan, rate increases for public utilities due to inflation are no longer granted automatically.  In an attempt to curtail inflation, the Real Plan prohibited price adjustments for periods of less than one year in any and all contracts.  Under the Real Plan, prices are reviewed and corrected on an annual basis.

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

Decree No. 2,003 (1996) sets forth the regulatory framework for IPPs and self-producers.  Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer requires a concession (awarded following a bidding process) only when the project will generate power in excess of 1 MW in the case of an IPP and 10 MW in the case of a self-producer.  In all other cases, including development of thermoelectric plants, the IPP or self-producer is only required to obtain authorization from, or to register with, ANEEL.  Decree No. 2,003 also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods equal to the initial terms.

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

The former federal government requested recommendations from independent consultants for a restructuring regime in anticipation of the privatization of the Brazilian electricity sector.  Such recommendations were contemplated by Law No. 9,648/98 whereby the federal government has determined the creation of a Wholesale Energy Market formed by the generation and distribution companies.  The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationships of the agents.  According to this model, the purchase and sale of electricity was going to be negotiated freely.  However, in order to facilitate the transition to this competitive model, the contracts already in effect at the time of the creation of the Wholesale Energy Market (called “Initial Contracts”) were to remain in effect until 2002 and afterward be reduced annually at the rate of 25%.  The first bundle of energy was liberalized in January 1, 2003, previously having been auctioned among generation companies in September 2002.  The auction had little success, with only 33% of the energy offered successfully auctioned.  The lack of interest was due in part to the decline in energy demand in Brazil and in part to consumption pattern changes after rationing, whereby consumers continue to save energy as they were legally required to do during the rationing period.

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

•      granting universal use and access to electricity services throughout Brazil; and

•      modifying the bidding process of public service concessions.

The new Law (No. 10,848/04) of the electricity sector has maintained this restructuring.  Nevertheless, this law has revoked Law No. 10,433/02 and replaced the Wholesale of Energy Market (MAE) with the Chamber of

Commercialization of Energy — CCEE, which is now responsible for the activities of MAE.  According to the new model, ANEEL continues to be responsible for setting governance rules for CCEE (ex-MAE).

Contract Level Rule

Following the enactment of Law N° 10,848/04 in 2004, the demand from distribution companies must now be contracted completely.

Intercompany Contracts Approval

ANEEL approval is required for related company contracts.  The contracts between companies of the Enersis Group, Ampla-CIEN, Coelce-CIEN, Coelce-Synapsys, Ampla-Synapsis and Ampla-CAM were approved by ANEEL.

The modifications to the contract between Ampla and Enertrade (subsidiary of Electricidad de Portugal EDP and a shareholder of Ampla) determined by ANEEL are still in the process of being questioned in court by Enertrade.

Structure of the New Electricity Sector

The power industry was reviewed by Luiz Inácio Lula da Silva’s administration and it has been subject to significant changes.  The federal Laws No. 10,847 and 10,848 of March 2004 established a new model for the Brazilian electricity sector.  The new model seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the EPE (Power Research Company), a governmental body, responsible for the planning of generation and transmission activities.  This new model has defined two contracting environments: the free contracting and the regulated environment.

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

The new Brazilian model for the electricity sector creates a regulatory framework based on the principle of stability and low tariffs for consumers.  It also seeks to guarantee the expansion of installed capacity to satisfy demand growth.  Pursuant to this model, 100% of the energy demand of distributors must be satisfied through long-term contracts.  Accordingly, several bidding processes have been and will be called by ANEEL and the Chamber of Energy Sales in advance of the expiration of current contracts in the regulated environment.

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

Moreover, the new model has established the separation of the sector activities by forbidding distribution companies to participate in generation and transmission activities and in other companies.  This prohibition on vertical and horizontal integration in the electricity sector affected Ampla’s generation activities and its ownership in Coelce through Investluz.  Ampla adjusted its structure, complying with this new requirement by separating its generation assets, as well as its ownership of Coelce, another distribution company.

Finally, the contracts in effect at the time of the enactment of the law will be respected, but amendments changing term, price and quantities to the mentioned contracts is forbidden.

As part of the regulations of the new model, energy contracting by distribution companies for supplying regulated customers must be performed through a centralized auctioning process.

The first auction took place in December 2004, in which energy to be produced by existing generating plants was contracted with distribution companies for a period of five to eight years.  The first auction for energy to be produced by future plants took place in December 2005.

Also, during 2005, pending regulations were published concerning procedures to net complementary contractual positions among distribution companies (Mecanismo de Compensação de Sobras e Déficits).  This procedure reduces the risk of paying penalties for distribution companies.

Finally, other regulations were also published specifying the pass through of costs when a new plant does not start its supply at the established date.  In this case, the producer must cover its short-term position with a back-up contract, and the price to be charged to the distribution company will be the lowest of the original contract price, the spot price or the back-up contract price.

Distribution Pricing

The Concessions Law establishes three kinds of revisions related to the energy supply to final consumers.  These are: Annual Tariff Resetting, Ordinary Tariff Revision and Extraordinary Tariff Revisions.

Annual Tariff Resetting

Distribution company pricing aims to maintain constant a concessionaire’s operating margins by:

•      allowing for tariff increases related to costs beyond management’s control; and

•      permitting the concessionaire to retain any efficiencies achieved, such as energy loss reductions, for defined periods of time, beyond which such efficiencies are expected to be transferred to the final consumer.

The tariff formula assumes that the company is breaking even at the time that it was purchased by the consortium and that revenues are exactly sufficient to cover the costs of the concessionaire.  Costs are divided into two broad categories: those over which management has an influence, such as wages, or VPB, and those over which management does not have an influence, or VPA.  Since the tariff formula assumes a break-even equilibrium, VPB costs, in contrast, are defined as the difference between revenues and VPA costs.  In practice, the financial losses which result from increases between tariff settings of the VPA costs were at first difficult to transfer to final distribution tariffs.  The problem has been partially solved with the creation of a compensatory tracking account.  Resolution No. 361/04 of the MME (Ministry of Mines and Energy) and the Ministry of Fazenda (Ministry of Finance) established that not only should the tariff charges be compensated but also the cost of purchasing energy.  The tariff adjustment formula that applies to utilities keeps VPA costs as actually incurred, indexes VPB by inflation, and divides the sum of those two components for the following year by annual revenues for the previous year, assuming constant demand in each year.  The established convention for “annual revenues” is the aggregate of the last twelve months’ revenues as accounted for in the company’s books.  Every year within a tariff-setting period, the parameters of the formula are updated to arrive at break-even equilibrium for the previous year.  Application of this tariff formula to Ampla resulted in a nominal local currency increase of 24.0% for the 1999-2000 period, 17.6% for 2001, 18.6% as of January 2002, 28.6% as of January 2003, 16.5% as of December 2004.  ANEEL approved extending Ampla’s annual tariff setting process date from December 31, 2005 to March 15, 2006.  In the future, all tariff resetting processes will take place in March instead of December.

For Coelce, the tariff adjustments in nominal local currency were 10.6% for 1997, 11.4% for 1999, 11.3% in 2000, 15.0% for 2001 and 14.3% for 2002.  In 2003, Coelce and Ampla had their first ordinary tariff revision, explained below.  For 2004 the tariff adjustment was 11.1% and for 2005 the tariff adjustment for Coelce was 23.6%.

In March 2005, the ANEEL published a procedure to adjust tariffs to end users according to the variation of costs incurred by distribution companies in purchasing their electricity supply.

The compensation covers the difference in costs incurred with respect to the calculation of the current tariff during the previous tariff resetting.  The payment shall occur during the next twelve months, and includes financial interest calculated based on the SELIC daily interest rate.  This allows the company to fully recover energy purchasing costs, which may vary every year.

Also in 2005, ANEEL excluded from the annual tariff setting process the PIS & COFINS taxes, which will be charged by distribution companies to the final customers.

Ordinary Tariff Revision

A tariff revision is different than a tariff resetting because a tariff revision takes into account the entire tariff-setting structure of the company, including the costs of providing services, the costs of purchasing energy and the remuneration of the investor, which occurs every four years for Coelce and every five years for Ampla, according to their concession contracts.  During 2002, the ANEEL established, through Resolution No. 493, a methodology to determine the asset base to be remunerated.  This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.

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

Coelce had its first ordinary tariff revision adjustment on April 22, 2003, resulting in an increase of 31.3%.  Ampla had its first ordinary tariff revision adjustment on December 31, 2003, resulting in an increase of 15.5%.

These ordinary tariff revisions were provisional, as the final value recognized for the basis of the definitive compensation and the quota of regulatory reintegration still needed to be determined.  For Ampla, the recalculation occurred in December 2004 and the ordinary tariff revision decreased from 15.5% to 13.9%.  For Coelce the ordinary tariff revision was recalculated in April 2005 to 34.65%.

For Ampla, as a result of this reduction of the ordinary tariff revision, which is included in the annual tariff resetting, the net increase of the tariff was 14.8% instead of 16.5%.

Extraordinary Tariff Revision

The Concessions Law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.

In the event that VPA, the cost components over which management does not exert influence (such as energy purchases and taxes), increases significantly within the period between two annual tariff adjustments and the concessionaire makes a formal request, ANEEL may permit those costs in the tariff to be charged by the distribution company to be adjusted.

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

The consortium and the company that were awarded controlling interests in Ampla and Coelce, respectively, signed 30-year concession agreements with the Brazilian government for distribution on November 20, 1996 and May 13, 1998, respectively.  The two concession agreements establish the norms applicable for operations, marketing and purchase of electricity from generation companies.  They also impose certain restrictions on investments to be carried out and require Ampla and Coelce to participate in certain studies.  The concession agreements establish a mathematical formula for tariffs, taking into consideration the rights and responsibilities of both the concessionaire and ANEEL.  Subject to the terms of the concession agreements, ANEEL has substantial discretion to set Ampla’s and Coelce’s tariffs beginning in 2003.

Concessions for the operation of electrical distribution networks in each concession area are granted by the MME on an exclusive basis, with the exception that large users are free to negotiate their supply of electricity with any generating company, in accordance with Articles 15 and 16 of Law No. 9,074 (1995).  Ampla and Coelce are required to supply electricity for public services at the established prices, on a continuous basis, in sufficient quantity and within certain standards of quality.  The concessions may be revoked by the MME in the event of noncompliance with certain commercial, operating and quality standards.  The concession agreements also provide for ANEEL to levy fines and penalties in the event of noncompliance as previously defined in each concession agreement.

Cachoeira Dourada also executed a 30-year generation concession agreement with the Brazilian government as of September 30, 1997.

If a concession is revoked, all the property and the facilities used in connection with the concession revert to the federal government against payment of compensation to the electricity utility.  Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão, or RGR, a reserve fund designed to provide funds for such compensation to such utilities.  As disposed on ANEEL’s Resolution 23/99 the monthly contributions are at an annual rate equal to 2.5% of Revertible Assets.  The amount of contributions is capped at an amount equal to 3% of total revenues.  If a concession is revoked or not renewed, the electricity utility is entitled to receive compensation from the reserve fund in an amount equal to the value of its Revertible Assets as stated on its balance sheet.

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

Another relevant change in tax legislation was Law No. 10, 865/04 (conversion of Provisional Measure 164/04), which creates a tax to be applied to imports of movable assets, the “Imports PIS/COFINS”, effective as of May 2004.  This new rule follows the general terms and conditions of Law No. 10.833/03 and also foresees the possibility of a tax credit The tax rate for “Imports PIS/COFINS” is 9.25% (7.6% of COFINS and 1.65% of PIS).  Cachoeira Dourada is not involved in the import of goods and services and therefore is not subject to this tax regime.  However, CIEN’s main activity is the import of electricity from Argentina and therefore it could be affected by this new legislation.  We cannot determine at this time whether CIEN will be affected by “Imports PIS/COFINS”, since CIEN’s import activity is very specific and unique.  A group of electricity import companies intends to propose changes to the legislation in order to clarify the applicability of Law No. 10,865/04 to import operations such as those conducted by CIEN.

Colombia

The Colombian constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to everyone.  Ley Número 142 of 1994 (“Law 142”) provides the broad regulatory framework for the provision of residential public services, including electricity, and Ley Número 143 of 1994 (the “Colombian Electricity Act”) provides the regulatory framework for the generation, trading, transmission and distribution of energy.

Law 142 establishes that the provision of electricity services is an essential public service that may be provided by government and private sector entities.  Utility companies are required to: (1) ensure continuous and efficient service without abuse of a dominant position; (2) facilitate low-income users’ access to subsidies granted by the authorities; (3) inform users regarding efficient and safe use of the services; (4) protect the environment; (5) allow access and interconnection to other public service companies, their large users, or to their services; (6) cooperate with the authorities in the event of emergency to prevent damage to the users; and (7) report the commencement of their activities to the appropriate regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios (Superintendency of Public Services) (“SSP”).

The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the Comisión de Regulación de Energía y Gas (“CREG”) and other regulatory bodies governing the electricity sector: (1) efficiency – the correct allocation and use of resources and the supply of electricity at minimum cost; (2) quality – compliance with the technical requirements established in regulations affecting the sector; (3) continuity – a continuous electricity supply without unjustified interruptions; (4) adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency; (5) neutrality – the impartial treatment of all electricity consumers; (6) solidarity – the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and (7) equity – an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

Prior to the passage of the Colombian Electricity Act, the Colombian electricity sector was extensively vertically integrated.  The Colombian Electricity Act separately regulates generation, transmission, trading and distribution (the “Activities”).  Under this law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.  Companies which were vertically integrated at the time the Colombian Electricity Act became effective may continue to engage in all the Activities in which they were engaged prior to the effectiveness of the Colombian Electricity Act but must maintain separate accounting records for each Activity.

The CREG 001-2006 Resolution modifies market share calculation methodology for generation, trading and distribution activities but eliminates the 25% market share limit for the distribution activity established that as of July, 2007; the market share of generators, traders have been limited as follows:

•      a generator may not own more than 25% of the installed generating capacity in Colombia;

•      a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System, or the Columbian SIN;

Both limitations described above on generators and traders include capacity of international interconnections.

In order to calculate these limits, the CREG 001-2006 resolution established that the participation of a given company is added to those of other companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa; however, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group, nor by its parents, affiliates or subsidiaries.  In 1999, CREG issued Resolution 42 which established that no generator may increase, directly or indirectly, its participation in the Generation Market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceed the so-called “Capacity Band” as set by the CREG.  Through Resolution 5 of 2002, CREG set the Capacity Band at 4,250 MW.  The CREG
042-1999 Resolution also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.

The Ministry of Mines and Energy defines the government’s policies for the energy sector.  Other government entities which play an important role in the electricity industry are: (1) the Superintendencia de Servicios Públicos Domiciliarios (“SSPD”), which is in charge of overseeing and inspecting the companies incorporated as public services companies; (2) the CREG, which is in charge of regulating the energy and gas sectors; and (3) the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion and along with the Comité Asesor para el Planeamiento de la Transmisión (“CAPT”), determines the expansion of the generation and transmission network, among other tasks.

Under the Colombian Electricity Act, the CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and the setting of charges for regulated activities.  The CREG’s main functions are as follows: (1) establish the conditions for the gradual deregulation of the electricity sector toward an open and competitive market; (2) approve charges for the transmission and distribution networks and charges for trading to regulated customers; (3) establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market; (4) establish the operation’s regulations for the planning and coordination of the operation of the Colombian National Interconnected System; (5) establish technical requirements for the quality, reliability and security of supply; and (6) protect customers’ rights.

CREG Resolutions do not require Congressional approval.  Law No. 142 of 1994 establishes that any CREG Resolution that gives rise to a right or obligation of an individual utility may be contested first through a recurso de reposición, an appeal filed with the CREG which makes a decision or promulgates an administrative act, requesting reversal, modification or clarification of its decisions or Resolutions, and secondly through lawsuits before administrative courts.  Resolutions of a general nature may be directly contested through a lawsuit before an administrative court.  CREG also has the authority to resolve disputes between participants in the electricity and gas sectors, per their request, through arbitration, when the dispute involves the interpretation of operational or commercial rules.

The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía (the “Bolsa”) at the spot price or by long-term private contracts with certain other market participants and non-regulated users at freely negotiated prices.  The Colombian SIN is the Colombian electricity system formed by the following elements: the generation plants, the interconnection grid, the regional and inter-regional transmission lines, the distribution lines and the electrical loads of the users.  Betania and Emgesa are part of the SIN.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”).  The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand.  Generators connected to the SIN also receive a capacity charge provided they meet certain conditions established in the CREG Resolution 116 of 1996 (“Resolution 116”), as amended by several other resolutions, including Resolution 074 of 2002.  The capacity charge is calculated pursuant to formulas also included in such Resolutions.  Since the creation of the wholesale electricity market in July of 1995, relatively stable amounts of energy have been exchanged between generators and distribution companies, acting in their capacity as traders.  Initially, distribution companies were required to enter into contracts to supply 100% of their regulated market and, although this requirement has gradually been reduced, they have still tended to secure contracts for a large proportion of their regulated market.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.

The principal function of the Bolsa is to allow for the sale of excess energy not committed under contracts and for spot sales of electricity.  Its operations are similar to the electricity pools which operated in England and Wales.  In the Bolsa an hourly spot price for all units dispatched is established based on the offer price of the highest priced generating unit dispatched for that period.  Every day the CND receives price bids from all the generators that participate in the Bolsa.  These bids indicate the daily prices at which the generators are willing to supply electricity and the hourly available capacity for the following day.  Based on this information, the CND following the principle known as “optimal dispatch” (which assumes an infinite transmission capacity through the network) ranks the generators according to their offer price, starting with the lowest bid, thereby establishing on an hourly basis the merit order in which generators would be dispatched in the following day to meet expected demand.  The price in the Bolsa for all generators is set by the costliest generator dispatched in each hourly period under the optional dispatch.  This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country.  During 2003, international short-term electricity transactions were regulated through Resolution CREG 004 and some other amending resolutions, which became effective when trade with Ecuador began.  Also, the CND performs the “planned dispatch,” which takes into consideration the limitations of the network as well as every other condition necessary to attend energy demands expected for the following day, in a secure, reliable and cost-efficient manner.  The planned dispatch is revised continuously by the CND in response to any changes affecting the system (e.g., demand, actual plant availability, system restrictions, etc.) that may take place throughout the day.

Differences among real dispatch and “optimal dispatch” give rise to what are known as “restrictions,” which are settled for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the average of the market price and their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised according to regulated prices (CREG 034-2001 and others).  The net value of these restrictions are assigned proportionally to all the traders within the Colombian SIN, according to their demands of energy.  The attacks by guerrillas on the transmission infrastructure gave rise to a significant increase in restrictions, which in turn gave rise to claims from users given the subsequent increase of tariffs.  This situation forced CREG to issue Resolution 34 (2001) and some other amending resolutions, in order to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the average of the offer price and the spot price.  The out-of-merit generators have a maximum cap on the recognized price, in accordance with pre-established values.  This Resolution, which is still in force, despite the fact that it had been announced as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who consider that the recognized prices do not cover the costs associated with these restrictions.

The dominance of hydroelectric generation and the marked seasonal variations in Colombia’s hydrology result in a high degree of price volatility in the Bolsa.  In order to enhance predictability and mitigate the volatility of spot sale prices, CREG introduced a new firm capacity charge pursuant to Resolution 116 (the “Capacity Charge”), effective as of December 1, 1997, amended by several other resolutions including Resolution 074 of 2002.  The Capacity Charge is a fixed monthly charge intended to be equivalent to the capital costs of an open-cycle gas turbine.  The Capacity Charge remunerates generators for the firm capacity made available to the Colombian SIN in periods of critical hydrology.  Generators receive the Capacity Charge payment regardless of actual plant dispatch, provided that their declared availability exceeds certain limits and that they meet other conditions set forth in Resolution 116 as amended.  The Capacity Charge provides generators with a source of fixed revenue which is dependent primarily on the generator’s own firm energy.  The CND can verify a generator’s declared availability and the SSPD can impose sanctions if the actual availability is lower than the declared availability.  If a generator’s availability is less than the minimum limit, the generator does not receive the total amount of the Capacity Charge.

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

In particular, Resolution 111 (2000) modified the calculation of the Capacity Charge for generation companies, shifting the balance in favor of thermal generators over hydroelectric generators.  The Capacity Charge of a given power plant is calculated on the basis of the firm energy that could be supplied during a hypothetical 24-month drought period assuming for each month the minimum hydrological conditions that prevailed during different “El Niño” phenomena that occurred during history.  A new proposal for the calculation of the Capacity Charge for generation companies is currently being discussed.

In March 2003, the Colombian pool market started the TIE (Energy International Transactions) with Ecuador and exported 1,129 GWh of energy and imported 67 GWh of energy.  During 2005, Colombia exported 1,757 GWh of energy and imported 16 GWh of energy.

Transmission

Transmission companies (defined as those that operate networks of voltages of at least 220 kV, which in turn make up the National Transmission System, or NTS) are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services.  If the parties do not agree upon the conditions of such access, the CREG is entitled to impose an easement of access.  The transmission tariff that must be paid by generators, distribution companies and traders is composed of:

•      a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system, which is not charged if the generator is the owner of the connecting equipment; and

•      a usage charge, applicable only to traders.

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

Distribution

Distribution is defined as the operation of local networks at below 220 kV.  Any user may have access to a distribution network provided the user pays a connection charge.  The CREG regulates distribution prices and operations.  Distribution prices should permit distribution companies to recover their reasonable costs, including operating, maintenance and capital costs.  The use of the system charges (“DUOS charges”) for each company is approved by CREG and varies depending on the voltage level.

The CREG must calculate DUOS charges for each company.  By means of Resolution 082 from 2002, the CREG changed the new distribution charges methodology, replacing the methodology contained in Resolution 99 of 1997.  The distribution charges are calculated based on the replacement cost of the distribution assets prevailing at the moment the charges are being calculated (the calculation method assumes that the marginal cost for new projects is lower than or equal to the approved average cost, and allows any excess over the average cost to be charged to the users interested in projects that do not meet such condition) and an assumed opportunity cost of capital, as well as operation and maintenance costs.

Trading

Trading is the direct resale to end users of electricity purchased in the wholesale market and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG.  The parties freely agree upon trading prices for deregulated users.  Trading to regulated users is subject to a “regulated freedom regime” under which the tariffs are set by each trader using tariff options based on a formula established by CREG in Resolution 31-1997.  Tariffs are determined pursuant to a combination of:

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

The distribution market is divided into regulated and unregulated customer markets.  Customers in the unregulated market are free to contract electricity supplies directly from a generator or distributor, acting in their capacities as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which corresponds to approximately 3,500 large industrial and commercial customers and represents about 32% of the supply market.

Because CREG did not decide on the new tariff formula to be applied in the next tariff period, the current methodology remained in effect for 2005.  It is expected that the new tariff formula, the regulated margin for trading activities and the conditions of competition of the industry will be determined by the CREG during 2006.

It is expected that certain elements in retail trading regulation which grant artificial competitive advantages to independent traders will be corrected by the new retail trading scheme.  The bulk of National Development Plan regulation regarding the electric retail business is published in decree 3734, published by the Ministry of Mines in December 2003.  Under this decree, independent traders are forced to have the same market composition, in terms of average energy consumption per customer, as the established trading and distribution company.  This decree also imposes an obligation to recognize costs associated with being the last resort supplier.  However, the contents of this decree have not yet been fully enforced.  At a wholesale level, the new long-term energy supply scheme—SEC (Sistema Electrónico de Comercialización)—is expected to become fully operative in 2006.

Environmental Regulation

Law No. 99 of 1993 provides the legal framework for environmental regulation and, among other actions, created the Ministry of the Environment as the authority for establishing environmental policies, which has a specific focus on the definition, issuance and execution of policies and regulations seeking the recuperation, conservation, protection, organization, administration and use of renewable resources.  Thus, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses or the establishment of environmental management plans.  The law places particular attention on environmental impact prevention by entities in the energy sector.  Any such entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

Since 1993, Colombia has experienced a significant expansion in its environmental regulations as a result of Law No. 99, which requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation.  Hydraulic plants with total installed nominal capacity above 10,000 kilowatts, must pay 6% of their energy sales; in the case of thermoelectric plants, those with total installed nominal capacity above 10,000 kilowatts must pay 4% of their energy sales.  This payment is made to the municipalities and environmental corporations where facilities are located.

Inspection and Control

According to the National Constitution and the Public Utilities Law, the Superintendency of Public Utilities exercises supervision of public services companies involved in the aforementioned electricity activities.  In 2003, the Superintendency of Public Utilities implemented a central information system in order to consolidate all the information of public utilities for both control and information purposes.  In early 2006, the Superintendency of Public Utilities issued a resolution modifying the effects of inflation in the book value of public utility assets.  It is not yet possible to estimate the impact of such resolution on our business.

Peru

Industry Structure

The regulatory framework for the electricity industry in Peru was modeled after the regulatory framework in Chile.  Its main regulations are: Law of Electrical Concessions (Law Decree No. 25,844) and its regulation (Supreme Decree No. 009-93 EM), Technical Regulation on the Quality of the Electrical Supply (Supreme Decree No. 020-97 EM), Antitrust Law on the Electrical Sector (Law No. 26,876) and its regulation (Supreme Decree No. 017-98-ITINCI), Law No. 26,734 which created the regime that supervises Investments in Energy and its Regulation (Decree No. 54-2001 PCM), in addition to the supplementary Law 27,699 of OSINERG, and the regulation for resolution of controversies that arise within this institution (Resolution No. 0826-2002-OS/CD).

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

Dispatch and Pricing

The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile and unregulated customers in Peru are those with demand for capacity of greater than 1 MW.  Supplies for demand capacity lower than 1 MW are considered a public service supply and served by electricity distribution companies.

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

Once the component of the VAD for the tariff has been set, it will remain in effect for a period of four years unless the adjustment tariff index has doubled during such period.  The VAD index allows adjustments based on variations on node prices and distribution costs, including wages, the wholesale price index for domestic products, aluminum prices, copper prices, currency exchange rates and import duties.  The VAD index is adjusted when the underlying variables in the formula to project the VAD then in effect would result in a variation in excess of 1.5%.  The current VAD component of the tariff was set in November 2005 and should be valid until October 2009.

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

Changes to Electricity Law

A Commission created by Law No. 28,447 on December 30, 2004, with representatives from the Energy and Mines Ministry and OSINERG, proposed the “Project of Law to Assure the Efficient Development of Electrical Generation” which was presented to the Peruvian Congress.  We cannot predict the final result of this proposal.

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

Articles No. 36, 46, 47, 50, 51 and 52 of the Electrical Concessions Law were modified on December 30, 2004 by the Law 28,447.  The principal changes were:

•      The node prices will be settled during May of each year.

•      For the establishment of energy’s node prices, a period of 36 months is considered: 24 future months and twelve historic months.

•      The projection of the 24 future months considers the offer and demand of foreign interconnections.

C.    Organizational Structure.

Principal Subsidiaries and Related Companies

The subsidiaries listed in the following table were consolidated by us as of December 31, 2005.  Our economic interest is calculated by multiplying our percentage ownership interest in a directly held subsidiary by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiary and Country of Operations	% Economic Ownership of Principal Subsidiary by Enersis	Consolidated Assets of Each Principal Subsidiary on a Stand-alone Basis	Operating Income of Each Principal Subsidiary on a Stand-alone Basis
	(in billions of Ch $ except percentages)
Electricity Generation
Endesa Chile (Chile)	60.0%	4,874.5	394.9
Electricity Distribution
Chilectra (Chile)	98.2%	1,027.6	115.4
Edesur (Argentina)	65.1%	622.0	3.7
Edelnor (Peru)	33.4%	312.3	28.3
Codensa(Colombia)	21.7%	831.7	102.3
Endesa Brazil, Electricity distribution, generation and transmission
Endesa Brasil Consolidated (Brazil)	53.6%	2,782.9	53.9	(*)
Coelce (Brazil)	34.9%	763.5	48.2
Ampla (Brazil)	69.6%	1,014.7	80.1
Cachoeira Dourada (Brazil)	53.4%	373.5	23.4
Endesa Fortaleza (Brazil)	53.6%	202.2	52.9
CIEN (Brazil)	53.6%	437.9	28.6
Other Businesses
IMV (Chile)	100.0%	71.5	1.0
Synapsis (Chile)	100.0%	28.8	3.5
CAM (Chile)	100.0%	80.9	11.1

(*) Corresponds to operating income for the fourth quarter of 2005.

Business and Subsidiaries Description

Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and wholly owns subsidiaries that provide support services to related and unrelated companies.  The following chart represents Enersis’ economic ownership participation in its main operating subsidiaries and affiliates as of December 31, 2005.

Enersis Simplified Corporate Structure
as of December 31, 2005

ENERSIS
Distribution
Trading
Generation
Transmission
Chilectra 98.3%
Endesa Brasil 53.6%
Endesa Chile 60.0%
Edesur 65.1%
CEMSA 45.0%
Costanera 38.5%
Pehuenche 55.6%
Transquillota 22.5%
Edelnor 33.4%
El Chocón 28.54%
Pangue 57.0%
Codensa 21.7%
Edegel 22.4%
San Isidro 60.0%
Ampla 69.6%
Betania 51.4%
Celta 60.0%
Coelce 34.9%
Emgesa 12.7%
Gas Atacama Generación 30.0%
Cachoeira Dourada 53.4%
Endesa Fortaleza 53.6%
CTM 53.6%
CIEN 53.6%
Services
Information & Telecommunicatios
Engineering
CAM 100%
Synapsis 100%
Ingendesa 58.5%
Real Estate
Infrastructure
Gas Pipeline
Inmobiliaria M. Velasco 100%
Túnel El Melón 60.0%
Atacama Chile 30.0%
Atacama Argentina 30.0%
Electrogás 25.5%
Gasoducto Tal Tal 30.0%

D.            Property, plants and equipment.

Description of Property

In April 2002, Enersis relocated to its new corporate headquarters in Santa Rosa 76, Santiago, Chile, shared with Endesa Chile (see further below) and Chilectra.  In addition, we own 58 properties in Santiago with a total of 64,177 square meters.  Through IMV, we own 19 office buildings and properties in Santiago, a two-acre property in Viña del Mar and a 55% interest in a 2,594 acre plot of land outside of Santiago.

We also have significant interests or control of investments in electricity distribution companies in Chile, Argentina, Brazil, Colombia and Peru, where Enersis maintained a total concession area of over 200,000 square kilometers as of December 31, 2005.  The description of each distribution company is included in “Item 4. Information on the Company”.  The table set forth hereunder describes Enersis’ main equipment used for its distribution business, such as transmission lines, power and interconnection substations, distribution networks and transformers.

Our distribution facilities are insured, according to international standards, against damage to substations and administration buildings.  Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and others.  Insurance policies include third-party liability clauses, which cover our companies from complaints made by third parties.  Transmission lines and the equipment attached to them do not qualify as insurable assets in the standard market.

Endesa Chile’s main properties in Chile are its 22 electricity generation facilities (detailed in “— Business Overview—Operations in Chile”), in addition to its 27,793 square meter headquarters buildings in Santiago.

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa Chile’s operations.  Endesa Chile insures all of its electricity generation facilities against damage due to earthquakes, fires, floods and other similar occurrences and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, however, Endesa Chile’s management believes that the risk of such an event is remote.  Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions.  Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 18 months, commencing after the deductible period.  However, there can be no assurance that such insurance proceeds would be available on a timely basis or would be sufficient to fully compensate for any losses.

Endesa Chile also has investments in generating companies in Argentina, Brazil, Colombia and Peru, which involve a total of 24 generation power plants (detailed in “Item 4B— Business Overview” above).  The insurance coverage taken abroad is approved by the management of each affiliate, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and are based on general corporate guidelines given by Endesa Chile.

All insurance policies are purchased from reputable international insurers.  The Company continuously monitors the insurance industry in order to obtain what we believe to be the most commercially reasonable coverage and premiums available on the market.

The following table identifies the power plants that Endesa Chile is currently operating and their basic characteristics:

Table of Generation Facilities

Country/Company	Power Plant Name	Power Plant Type (3)	2004	2005
			MW(1)
Argentina
Endesa Costanera	Total		2,303	2,304
	Costanera Steam Turbine	Steam Turbine/ Natural Gas+Fuel Oil	1,131	1,131
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	852	851
	Central Buenos Aires (CBA) Combined Cycle I	Combined Cycle/Natural Gas	320	322

El Chocón	Total		1,320	1,320
	Chocón	Reservoir	1,200	1,200
	Arroyito	Pass Through	120	120
Total Capacity in Argentina			3,623	3,624
Brazil (2)
Cachoeira Dourada	Cachoeira Dourada	Pass Through	658	658
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/Natural Gas	319	319
Ampla Generación	Various small facilities	Reservoirs	62	62
Total Capacity in Brazil			1,039	1,039
Chile
Endesa Chile	Total		2,754	2,754
	Hydroelectric		2,254	2,254
	Rapel	Reservoir	377	377
	Cipreses	Reservoir	106	106
	El Toro	Reservoir	450	450
	Los Molles	Pass Through	18	18
	Sauzal	Pass Through	77	77
	Sauzalito	Pass Through	12	12
	Isla	Pass Through	68	68
	Antuco	Pass Through	320	320
	Abanico	Pass Through	136	136
	Ralco	Reservoir	690	690
	Thermal		500	500
	Huasco	Steam Turbine/Coal	16	16
	Bocamina	Steam Turbine/Coal	128	128
	Diego de Almagro	Gas Turbine/Diesel Oil	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64
	Taltal	Gas Turbine/Natural Gas	245	245
Pehuenche	Total		695	695
	Pehuenche	Reservoir	566	566
	Curillinque	Pass Through	89	89
	Loma Alta	Pass Through	40	40
Pangue	Pangue	Reservoir	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379
Celta	Total		182	182
	Tarapacá	Steam Turbine/Coal	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24
Total Capacity in Chile			4,477	4,477
Colombia
Emgesa	Total		2,069	2,116
	Guavio	Reservoir	1,150	1,164
	Paraíso	Reservoir	276	276
	La Guaca	Pass Through	324	325
	Termozipa	Steam Turbine/Coal	223	235
	Minor plants	Pass Through	96	116
Betania	Betania	Reservoir	540	541
Total Capacity in Colombia			2,609	2,657
Peru
Edegel S.A.	Total		967	969
	Huinco	Pass Through	247	247
	Matucana	Pass Through	129	129

Country/Company	Power Plant Name	Power Plant Type (3)	2004	2005
			MW(1)
	Callahuanca	Pass Through	75	75
	Moyopampa	Pass Through	65	65
	Huampani	Pass Through	30	30
	Yanango	Pass Through	43	43
	Chimay	Pass Through	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	227	229
Total Capacity in Peru			967	969
Total Enersis Consolidated			12,714	12,766

(1)   Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

(2)   As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005.  As of the same date, Enersis also started to consolidate Endesa Fortaleza.  As of December 31, 2005 Ampla had small generation facilities with a maximum capacity of 62 MW, which will be sold in 2006.

(3)   Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

Steam refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

Gas Turbine (TG) or Open Cycle refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

Combined Cycle refers to the technology of a thermal power plant that uses either natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity then recuperates the gas that escapes from that process to generate steam to move another turbine.

Table of Distribution Facilities

General Characteristics

		Concession	Transmission Lines (km) (1)
	Location	Area (km2)	2004	2005
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,174	1,171
Edelnor	Peru	2,440	419	419
Ampla	Brazil	32,608	2,282	2,295
Coelce	Brazil	146,817	3,765	3,780
Codensa	Colombia	14,087	1,143	1,146
Total		201,379	9,138	9,166

(1)          The transmission lines consists of circuits, which voltages are in the range of 27 kV – 220 kV.

Power and Interconnection Substations and Transformers (2)

	2004			2005
	Number of Sub-stations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Chilectra	53	133	5,830	53	137	6,030
Edesur	63	163	10,302	63	163	10,332
Edelnor	32	66	2,138	32	65	2,157
Ampla	113	223	4,071	115	225	4,109
Coelce	88	141	1,942	90	143	1,988
Codensa	61	202	6,545	61	196	6,422
Total	410	928	30,828	414	929	31,038

(2)          Voltage of these transformers are in the range of 500/220 kV (high voltage) and 13.8/10 kV (low voltage).

Distribution Network – Medium and Low Voltage Lines (3)

	2004		2005
	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)
Chilectra	4,412	9,157	4,521	9,334
Edesur	6,885	15,275	6,695	15,460
Edelnor	3,184	16,626	3,191	16,786
Ampla	25,810	15,157	27,477	15,726
Coelce	51,543	25,937	52,716	37,871
Codensa	17,310	21,768	17,522	21,836
Total	109,144	103,920	112,122	117,013

(3)          Medium voltage lines: 11,400 V – 35,500 V; Low voltage lines: 380/220 V.

Transformers for Distribution (4)

	2004		2005
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Chilectra	25,866	4,742	26,466	4,973
Edesur	22,764	4,726	22,808	4,782
Edelnor	10,104	1,373	10,198	1,439
Ampla	80,398	2,911	86,810	3,067
Coelce	85,306	3,343	89,830	3,569
Codensa	57,909	6,834	59,022	6,975
Total	282,347	23,929	295,134	24,805

(4)          Range of voltage of these transformers is 11,400/35,000 V (high voltage) and 380/220 V (low voltage).

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.    Operating and Financial Review and Prospects

A.            Operating results.

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

•                  Hydrological conditions. A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants because of insufficient water resources. The use of fuels for the generation of electricity results in higher costs of operations that we would not have to incur otherwise. Accordingly, our results of operation may be adversely affected by low rainfall, although only extreme hydrological conditions actually materially affect our operating results and financial condition. In addition, adverse hydrological conditions at times have led governments to take affirmative steps to regulate the electricity business. (For additional information regarding the effects of hydrological conditions on our results from operations, please see “Item 3. Key Information — D. Risk Factors — “Risk Relating To Our Operations.”

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

•                  In 2002, the Colombian government imposed an extraordinary tax to finance Colombia’s antiterrorist campaign and in 2004, it imposed, for the first time, a 1.2% tax on shareholders’ equity on all Colombian companies which also applied in the year 2005.

•                  Regulatory developments. The regulatory structure governing our distribution and generation business has a material effect in our results from operations. In particular, regulators in the countries in which we operate set (x) distribution tariffs taking into consideration the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Distribution Added Value”, or VAD and (y) generation tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to earn a regulated level of return on their investments. Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators. For additional information relating to the regulatory frameworks in the countries in which we operate, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework” included in this annual report.

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

Technical Bulletin No. 64—Conversion Effect. Technical Bulletin No. 64 requires Enersis to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to U.S. dollars and to restate such financial statements into Chilean GAAP after such conversion, including by converting such U.S. dollar amounts into Chilean pesos. We refer to the gain or loss resulting from this balance sheet conversion as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at period-end. In order to convert Enersis’ equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities to U.S. dollars, Enersis must use the U.S. dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.

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

Technical Bulletin No. 64—Equity Hedge. Technical Bulletin No. 64 allows U.S. dollar denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, to be hedged by the investing company against and limited to the book-value of such equity investments. For purposes of Technical Bulletin No. 64 all the countries where we have investments—Argentina, Brazil, Colombia and Peru—are considered unstable countries. This hedge results in the elimination of the effects of exchange rate variations on the debt incurred in connection with such investments. If the book-value of an equity investment is lower than the U.S. dollar denominated debt incurred in connection with its acquisition, the results of the exchange rate fluctuations affecting the amount of U.S. dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book-value of an equity investment is higher than the U.S. dollar denominated debt incurred in connection with its acquisition, then the results of the exchange rate fluctuations affecting the book-value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity.

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

Adjustments to historical results based on anticipated operating conditions in the distribution business depend on underlying assumptions about the tariff regulatory scheme to which our distribution companies are subject. Tariff-setting procedures vary from country to country in the countries in which we do business. Because underlying economic factors and weather conditions affecting the availability of power and global prices for fuel used in producing power may be relatively volatile, it is highly likely that assumptions about anticipated operating conditions may change significantly from period to period.

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

Estimates of these factors are necessarily uncertain and subject to change, which could cause our determination of the appropriate amortization period to change. Under Chilean GAAP, we test goodwill for impairment in the same way as any other long-lived asset. The likelihood of materially different reported results under different conditions or assumptions is similar to that disclosed under Impairment of Long-Lived Assets” for both the generation and the distribution business.

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

The regulatory asset recorded by the Company’s distribution subsidiaries (Ampla and Coelce) was Ch$ 34.4 billion as of December 31, 2002 and Ch$ 103.6 billion as of December 31, 2001, each expressed in Ch$ as of December 31, 2005 and recorded as revenue during 2002 and 2001. In order to record this asset, our subsidiaries and other companies in the energy sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.

Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were deferred by Ampla and Coelce for the years ending December 31, 2001 and 2002, respectively and amounted to Ch$ 25.5 billion and Ch$ 33.9 billion, respectively. These costs will be recovered through future billings.

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

Litigation and Contingencies

The Company is currently involved in certain legal and tax proceedings. As discussed in note 30 of our consolidated financial statements as of December 31, 2005, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed by consulting legal and tax counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

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

The following table shows the effect of a 1% change in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2004	2005
	(increase in millions of Ch$)
Projected benefit obligation	25,263	25,234

The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2004	2005
	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	3,316	3,977

SAB 74 Disclosures –

Recent accounting pronouncements

Exchanges of Non-Monetary Assets

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 153, “Exchanges of Nonmonetary Assets” effectively amending Accounting Principles Board (“APB”) Opinion No. 29, “Accounting for Nonmonetary Transactions,” and eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this Statement will have a material effect on its financial position, results of operations or cash flows.

Accounting Changes and Error Corrections

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections”, replacing APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as revising previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.”  The guidance in this FSP will be applied to reporting periods beginning after December 15, 2005. The Company does not expect that the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate that the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instrument—an amendment of FASB Statements No. 133 and 140.” The new statement:

a)             permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)            clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)             establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)            clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)             amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

Enersis’ Results from Operations for the Years Ended

December 31, 2004 and December 31, 2005

Overview

Our 2005 results, when compared to those of 2004, were mainly affected by the following factors:

•                  Physical sales in our distribution companies increased by 5.6% to 55,248 GWh in 2005. Physical sales in generation increased by 10.4% to 59,017 GWh. These increases reflect a continued economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 3.1% to 11.2 million in 2005.

•                    Our operating income increased by Ch$ 132.4 billion, or 19.7%, to Ch$ 805.3 billion in 2005, primarily due to improved results of our distribution subsidiaries in Colombia and Brazil, as well as our generation companies in Chile and Brazil. If we were to eliminate the negative impact in Chilean pesos of the 8.1% appreciation of the Chilean peso against the United States dollar (from Ch$ 557.40 per dollar as of December 31, 2004 to Ch$ 512.50 per dollar as of December 31, 2005), operating income would have increased by 28.6%. As of October 2005, with the creation of the Endesa Brazil holding company, Enersis began consolidating Endesa Fortaleza and CIEN. If we were to give pro forma effect to such consolidation as of a year earlier for comparative purposes, operating income would have increased by 17.6%. See note 2(a)(iii) to our Consolidated Financial Statements. In addition, had it not been for the appreciation of the Chilean peso mentioned above, operating income would have increased by 23.6%. Other regional currencies with important exchange rate fluctuations include the Colombian peso, which appreciated 11.7%, and the Brazilian real, which appreciated 16.8%, in both cases against the U.S. dollar. These changes offset in part the negative effect of the Chilean peso appreciation. We believe that it is helpful to eliminate the effects of the appreciation of the Chilean peso against the U.S. dollar and to give pro forma effect to the formation of Endesa Brasil in order to understand the underlying trends in our operating income. (For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of non-GAAP measures to Chilean GAAP” below.)

•                  Tax expenses increased by Ch$ 36.1 billion, from Ch$ 142.2 billion in 2004 to Ch$ 178.3 billion in 2005, partly due to incremental Ch$ 64.3 billion in tax expenses, primarily attributed to additional taxable income arising from our foreign subsidiaries, which was partially offset by Ch$ 28.2 billion of non-cash deferred tax expense.

Operating income

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	114,500	115,430	930	0.8%
Edesur (Argentina)	(262)	3,661	3,923	N/A
Distrilima/Edelnor (Peru)	28,827	28,315	(512)	(1.8)%
Ampla (Brazil)	48,581	80,112	31,531	64.9%
Investluz/Coelce (Brazil)	5,066	48,177	43,111	851.0%
Codensa (Colombia)	87,488	102,342	14,854	17.0%
Total operating income distribution business	284,200	378,037	93,837	33.0%

Generation Business
Endesa and subsidiaries (Chile)	152,209	192,860	40,651	26.7%
Endesa Costanera (Argentina)	28,691	(2,088)	(30,779)	N/A
El Chocón (Argentina)	5,666	14,169	8,503	150.1%
Cachoeira Dourada (Brazil)	14,829	23,404	8,575	57.8%
CGTF (Brazil)	—	15,363	15,363	N/A
Emgesa (Colombia)	104,418	103,969	(449)	(0.4)%
Betania (Colombia)	18,304	16,578	(1,726)	(9.4)%
Edegel (Peru)	54,036	53,824	(212)	(0.4)%
Total operating income generation business	378,153	418,079	39,926	10.6%

Transmission Business
CIEN (Brazil)	—	13,065	13,065	N/A
Total operating income Transmission business	—	13,065	13,065	N/A

Non-electricity subsidiaries (1)	2,333	2,450	117	5.0%
Total operating income from Non-electricity subsidiaries Chile	2,333	2,450	117	5.0%

Less: intercompany transactions	8,297	(6,298)	(14,595)	N/A
Total operating income	672,983	805,333	132,350	19.7%

(1)          Includes operating income for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

The table below breaks down operating income by segment for the years ended December 31, 2004 and 2005.

	Year Ended December 31,
	Generation		Transmission		Distribution		Other		Interc. Transactions		Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	(in million s of CH$)
Operating revenues	1,048,749	1,146,903	—	28,025	1,944,516	2,225,653	187,548	208,683	(357,212)	(393,467)	2,823,601	3,215,797
Operating costs	(633,833)	(695,014)	—	(13,669)	(1,516,188)	(1,667,109)	(149,554)	(170,041)	331,952	360,643	(1,967,623)	(2,185,190)
Operating margin	414,916	451,889	—	14,356	428,328	558,544	37,994	38,642	(25,260)	(32,824)	855,978	1,030,607

Selling and administrative expenses	(34,192)	(38,950)	—	(1,291)	(144,129)	(180,508)	(35,411)	(35,998)	30,737	31,473	(182,995)	(225,274)
Operating income	380,724	412,939	—	13,065	284,199	378,036	2,583	2,644	5,477	(1,351)	672,983	805,333

Revenues from operations

Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived mainly from the sale of electricity that we generate. Distribution revenues are derived primarily from the resale of electricity purchased from generators. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies and Value Added from Distribution, or VAD, revenues, which relate to the recovery of costs and return on investment with respect to distribution assets as well as allowed losses under tariff regulations. Other revenues from our distribution services consist of charges related to new connections and maintenance and leases of meters.

The table below presents the distribution business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2004 and 2005.

Distribution business

	Physical sales during Year ended December 31,
	2004	2005	Change	% Change
	(GWh)
Chilectra (Chile)	11,317	11,851	534	4.7%
Edesur (Argentina)(1)	13,322	14,018	696	5.2%
Edelnor (Peru)	4,250	4,530	280	6.6%
Ampla (Brazil)	7,628	8,175	547	7.2%
Coelce (Brazil)	6,141	6,580	439	7.1%
Codensa (Colombia)(1)	9,656	10,094	438	4.5%
Total	52,314	55,248	2,934	5.6%

(1)          Includes Tolls revenues.

Generation business

The table below presents the generation business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2004 and 2005.

	Physical sales during Year ended December 31,
	2004	2005	Change	% Change
	(GWh)
Endesa Chile (Chile)	18,461	20,731	2,270	12.3%
Endesa Costanera (Argentina)	7,973	8,466	493	6.2%
El Chocón (Argentina)	3,630	4,113	483	13.3%
Edegel (Peru)	4,328	4,600	272	6.3%
Emgesa (Colombia) (1)	12,614	12,358	(256)	(2.0)%
Betania (Colombia)	2,534	2,737	203	8.0%
Cachoeira Dourada (Brazil)	3,902	3,867	(35)	(0.9)%
Endesa Fortaleza (Brazil) (2)	—	678	678	N/A
CIEN (Brazil) (2)	—	1,467	1,467	N/A
Total	53,442	59,017	5,575	10.4%

(1)          In 2005, 18 GWh of inter-company sales are included.

(2)          Corresponds to sales for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

The table below presents, for the periods indicated the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	519,131	593,180	74,049	14.3%
Edesur (Argentina)	216,506	234,544	18,038	8.3%
Distrilima/Edelnor (Peru)	188,928	192,256	3,328	1.8%
Ampla (Brazil)	367,405	475,799	108,394	29.5%
Investluz/Coelce (Brazil)	273,875	336,426	62,551	22.8%
Codensa (Colombia)	378,671	393,448	14,777	3.9%
Total operating revenues distribution business	1,944,516	2,225,653	281,137	14.5%

Generation Business
Endesa and subsidiaries (Chile)	464,594	534,834	70,240	15.1%
Endesa Costanera (Argentina)	122,944	117,269	(5,675)	(4.6)%
El Chocón (Argentina)	30,695	39,526	8,831	28.8%
Cachoeira Dourada (Brazil)	43,518	54,128	10,610	24.4%
CGTF (Brazil)	—	30,287	30,287	N/A
Emgesa (Colombia)	223,196	219,871	(3,325)	(1.5)%
Betania (Colombia)	37,372	39,101	1,729	4.6%
Edegel (Peru)	127,817	117,663	(10,154)	(7.9)%
Total operating revenues generation business	1,050,136	1,152,679	102,543	9.8%

Transmission Business
CIEN (Brazil)	—	28,025	28,025	N/A
Total operating revenues Transmission business	—	28,025	28,025	N/A

Non-electricity subsidiaries (1)	187,546	208,683	21,137	11.3%
Total operating revenues from Non-electricity subsidiaries Chile	187,546	208,683	21,137	11.3%

Less: intercompany transactions	(358,597)	(399,243)	(40,646)	11.3%

Total operating revenues	2,823,601	3,215,797	392,196	13.9%

(1)          Includes operating revenues of CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

Distribution business revenues from operations

In Chile, Chilectra’s 2005 operating revenues were Ch$ 593.2 billion, an increase of Ch$ 74.0 billion, or 14.3% compared to 2004, primarily because energy-related average prices increased 14.0% due to the increase in the node price. In addition there was a 4.7% increase in physical sales, which reached 11,851 GWh in 2005. Non-energy revenues associated with ancillary services decreased by Ch$ 2.5 billion, or 5.2%, to Ch$ 44.9 billion in 2005 compared with Ch$ 47.4 billion in 2004, due to the tariff-setting process for such services. Our Chilean electricity regulators also establish prices for ancillary services associated with electricity companies like ours. The increase in physical sales is partially attributable to a 2.2% increase in average consumption in Chilectra’s concession area.

In Argentina, Edesur’s 2005 operating revenues were Ch$ 234.5 billion, an increase of Ch$ 18.0 billion, or 8.3%, compared to 2004, primarily because of a 19.2% increase in the average sales price in local currency, as well as due to a 5.2% increase in physical sales, which reached 14,018 GWh in 2005. Average per capita consumption increased by 4.1%, and the total number of customers increased by 26,000 customers, or 1.2%. The 8.1% appreciation of the Chilean peso against the U.S. dollar had the effect of lowering operating revenues by Ch$ 23.5 billion when expressed in Chilean GAAP.

In Peru, our subsidiary Distrilima, which consolidates Edelnor, reflected operating revenue increases of Ch$ 3.3 billion, or a 1.8% increase, in 2005 compared to 2004, primarily because of a 6.6% increase in physical sales, which reached 4,530 GWh in 2005. Average per capita consumption increased by 5.0% in 2005 while the average sales’ prices increased by 4.0% in local currency. When expressed in Chilean GAAP, these positive factors were partially offset by the appreciation of the Chilean peso against the dollar, which in turn was partially offset by the appreciation of the Peruvian sol against the dollar. The net effect of these currency accounting adjustments was a reduction of Ch$ 14.6 billion in 2005.

In Brazil, revenues associated with Ampla increased by Ch$ 108.4 billion in 2005, or 29.5%, primarily due to a 10.1% increase in the average sales price in local currency, in addition to an increase of 7.2% in physical sales, reaching 8,175 GWh. In addition, Ampla’s 2005 revenues expressed in U.S. dollars using the average exchange rate convention, subsequently converted into Chilean pesos at the year-end exchange rate in accordance with Chilean GAAP, increased due to the 16.8% appreciation of the real against the dollar, which was partially offset by the concurrent 8.1% appreciation of the Chilean peso against the dollar. The net effect of these accounting adjustments was higher revenues of Ch$ 38.5 billion in 2005. Ampla’s customer base increased by 4.8%, from 2.1 million customers in 2004 to 2.2 million in 2005.

Also in Brazil, Coelce’s 2005 revenues increased by Ch$ 62.6 billion, or 22.8%, primarily because of a 10.9% increase in the average sales price in local currency as well as a 7.1% increase in physical sales, which reached 6,580 GWh. As with Ampla, Coelce’s results after giving effect to exchange rate changes in accordance with Chilean GAAP include a net positive increase of Ch$ 25.6 billion. Ampla’s clients increased by 4.5%, from 2.3 million customers in 2004 to 2.4 million in 2005.

In Colombia, Codensa’s 2005 revenues increased by Ch$ 14.8 billion, or 3.9%, primarily because of a 4.5% increase in physical sales, to 10,094 GWh in 2005, as well as to a 0.4% increase in average sales’ prices in local currency. When expressed in Chilean GAAP, these figures were increased due to the 11.7% appreciation of the Colombian peso against the dollar, but partially offset by the appreciation of the Chilean peso against the dollar, and the net positive effect was Ch$ 3.4 billion. Codensa’s clients increased by 2.9%, to 2.1 million in 2005, while average per capita electricity consumption increased by 2.1% from 4.84 MWh in 2004 to 4.94 MWh in 2005.

Generation business revenues from operations

Revenues from 2005 sales in Chile increased by Ch$ 70.2 billion, or 15.1%, primarily because of a 12.3% increase in physical sales, reaching 20,731 GWh, as well as 0.3% increase in average sales’ prices. The increase in prices is attributable primarily to the increase in the regulated node price and to the average market spot prices. The higher sales’ volume is due mostly to the good hydrological conditions prevailing in the second half of 2005, which permitted an increase in hydroelectric generation.

In Argentina, Endesa Costanera’s revenues decreased by 4.6%, from Ch$ 122.9 billion in 2004 to Ch$ 117.3 billion in 2005. The decrease in revenues is attributable primarily to lower capacity-related revenues from our interconnection business with Brazil, partially offset by a 6.2% increase in physical sales, which reached 8,466 GWh in 2005. The effect of the 8.1% Chilean peso appreciation against the dollar, partially offset by the concurrent 0.3% appreciation of the Argentine peso against the dollar, had a net effect of Ch$ 13.4 billion in lower revenues in 2005, in accordance with Chilean GAAP.

Argentina’s El Chocón increased revenues by Ch$ 8.8 billion, or 28.8%, primarily because physical sales increased by 13.3%, reaching 4,113 GWh in 2005, which in turn is explained by the improved hydrological conditions of the Comahue zone, as well as to 2005 prices that increased over those in 2004. The net effect for El Chocón of the appreciation of both the Chilean peso and the Argentine peso against the dollar was a decrease of Ch$ 3.3 billion in 2005 revenues.

In Colombia, Emgesa’s revenues decreased by 1.5%, from Ch$ 223.2 billion in 2004 to Ch$ 219.9 billion in 2005, primarily due to a 2.0% decrease in physical sales and to slightly lower average sales prices in local currency. The net currency effect was Ch$ 0.6 billion in higher revenues under Chilean GAAP.

Also in Colombia, Betania’s 2005 revenues increased by Ch$ 1.7 billion, or 4.6%, because of an 8.0% increase in physical sales, reaching 2,737 GWh in 2005, partially offset by lower average sales prices. The accounting effect of the foreign currency conversions amounted to Ch$ 0.4 billion in higher revenues.

In Brazil, Cachoeira Dourada’s revenues increased by 24.4%, from Ch$ 43.5 billion in 2004 to Ch$ 54.1 billion in 2005, primarily because of a 11.7% increase in sales prices in local currency terms, which in turn were attributable to a tariff adjustment for CELG in September 2005, partially offset by physical sales which decreased by 0.9%, reaching 3,867 GWh. The net currency effect under Chilean GAAP amounted to an increase of Ch$ 4.2 billion in revenues.

Commencing October 2005, with the creation of our holding company, Endesa Brasil, Enersis consolidates Central Geradora Termeléctrica Endesa Fortaleza S.A. (“CGTF”), among others. CGTF’s 2005 operating revenues amounted to Ch$ 104.2 billion, an increase of 9.1% over Ch$ 92.2 billion in 2004. This increase is primarily attributable to the 16.8% appreciation of the real against the dollar, partially offset by the 8.1% appreciation of the Chilean peso against the dollar. Physical sales amounted to 2,690 GWh for all of 2005, unchanged since 2004 because CGTF has only one contract with its client Coelce. The average sales price decreased in 2005. Enersis recognized consolidated operating income of Ch$ 30.3 billion only for the last quarter of 2005, with 678 GWh in sales.

In Peru, Edegel’s revenues decreased by 7.9%, from Ch$ 127.8 billion in 2004 to Ch$ 117.7 billion in 2005, primarily due to a decrease in average prices, partially offset with an increase of 6.3% in higher physical sales, reaching 4,600 GWh in 2005. The net effect of the appreciation of both the Chilean peso and the Peruvian sol against the dollar was a 2005 revenue reduction of Ch$ 10.3 billion under Chilean GAAP.

Transmission business operating revenues

As with CGTF, Enersis also began consolidating CIEN through Endesa Brasil in the last quarter of 2005. For all of 2005, CIEN’s revenues for 2005 amounted to Ch$ 144.2 billion, a 31.5% reduction in relation to the prior year. CIEN sold 6,567 GWh, 16.2% less than in 2004 as a consequence of the Argentine decrease in energy exports, as well as due to lower average sales prices. For the last quarter of 2005, Enersis recognized consolidated operating income arising from CIEN for an amount of Ch$ 28.0 billion, and physical sales of 1,467 GWh.

Revenues from non-electricity subsidiaries

Revenues arising from our non-electricity subsidiaries increased by Ch$ 21.1 billion in 2005, an 11.3% increase compared to 2004, primarily explained by Ch$ 21.1 billion in higher income from CAM, which was explained by new infrastructure projects including a Ch$ 5.6 billion project with the government-owned railroad, a Ch$ 4.6 billion project with the Santiago subway, and a Ch$ 2.3 billion project with Spence. In addition, CAM posted Ch$ 6.3 billion in higher revenues from electricity engineering services, and Ch$ 2.0 billion in revenues from measurement systems and rental of electricity meters.

Operating costs

Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance expenses, salaries, and fuel purchases.

The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2004 and 2005.

	Year ended December 31,
	2004	2005
	(percentage of total costs of operations)
Electricity purchases	46.78%	46.76%
Depreciation and amortization	19.45%	16.36%
Transmission tolls	7.54%	7.03%
Operating costs and maintenance	7.47%	9.07%
Salaries	5.66%	5.68%
Fuel purchases	8.15%	9.80%
Other expenses	4.95%	5.30%
	100.00%	100.00%

The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	360,697	435,646	74,949	20.8%
Edesur (Argentina)	187,956	201,682	13,726	7.3%
Distrilima/Edelnor (Peru)	142,678	146,156	3,478	2.4%
Ampla (Brazil)	303,698	373,577	69,879	23.0%
Investluz/Coelce (Brazil)	237,942	237,321	621	(0.3)%
Codensa (Colombia)	283,217	272,727	10,490	(3.7)%
Total operating costs distribution business	1,516,188	1,667,109	150,921	10.0%

Generation Business
Endesa and subsidiaries (Chile)	293,559	323,368	29,809	10.2%
Endesa Costanera (Argentina)	92,166	117,488	25,322	27.5%
El Chocón (Argentina)	24,454	24,504	50	0.2%
Cachoeira Dourada (Brazil)	26,885	25,946	939	(3.5)%
CGTF (Brazil)	—	14,454	14,454	N/A
Emgesa (Colombia)	115,342	111,178	4,164	(3.6)%
Betania (Colombia)	18,610	22,065	3,455	18.6%
Edegel (Peru)	66,075	55,405	10,670	(16.1)%
Total operating costs generation business	637,091	694,408	57,317	9.0%

Transmission Business
CIEN (Brazil)	—	13,669	13,669	N/A
Total operating costs Transmission business	—	13,669	13,669	N/A

Non-electricity subsidiaries (1)	149,554	170,040	20,486	13.7%
Total operating costs from Non-electricity subsidiaries Chile	149,554	170,040	20,486	13.7%

Less: intercompany transactions	335,210	360,036	24,826	7.4%
Total operating costs	1,967,623	2,185,190	203,898	10.4%

(1)          Includes operating costs of CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

Distribution business operating costs

Operating costs in Chile increased by Ch$ 74.9 billion, or 20.8%, during 2005, primarily due to an increase in costs associated with energy purchases which rose by Ch$ 72.4 billion, explained by (i) an increase in physical sales of 12,547 GWh, or 6.1% and (ii) an increase in the average price of purchases of 21.0% due to the node price increase. Physical losses increased from 5.2% in 2004 to 5.5% in 2005.

Operating costs of Edesur, in Argentina, increased by Ch$ 13.7 billion, or 7.3%, explained primarily by energy purchase cost increases, which in turn was driven by 4.7% in higher energy purchases, which amounted to 15,813 GWh in 2005, in addition to a 30.7% average price increase in electricity purchased, measured in local currency. These cost increases were partially offset by a Ch$ 6.4 billion reduction in fixed asset depreciation. Energy losses arising from theft and vandalism decreased from 11.8% in 2004 to 11.4% in 2005. Edesur’s cost increases were partially offset, in Chilean GAAP terms, by the 8.1% appreciation of the Chilean peso against the dollar, whose effect was to decrease operating costs by Ch$ 20.6 billion.

Operating costs for Distrilima, in Peru, increased by Ch$ 3.5 billion, or 2.4%, primarily because of the higher costs of energy purchased, which rose by Ch$ 4.3 billion as a result of a 6.8% increase in physical energy purchases, reaching 4,956 GWh in 2005, and a 5.3% increase in the average price of energy purchased in terms of local currency. The net effect of the foreign currency adjustments under Chilean GAAP came to a cost reduction of Ch$ 11.4 billion in 2005. Depreciation expenses decreased by Ch$ 0.9 billion as well. Physical energy losses were 8.6% in 2005, higher than the 8.4% level achieved in 2004.

Operating costs for Ampla, in Brazil, increased by Ch$ 69.9 billion, or 23.0%, primarily due to an increase in the cost of energy purchased, which in turn is attributable to an 11.1% increase in average purchase prices in local currency, as well as to a 6.6% increase in physical purchases. The net foreign currency accounting adjustment represented an increase in costs of Ch$ 22.0 billion. Physical energy losses fell from 22.8% in 2004 to 22.4% in 2005 as a result of management’s efforts to reduce such losses.

Operating costs in Coelce, also in Brazil, decreased by Ch$ 0.6 billion, or 0.3%, in 2005, due to a Ch$ 6.2 billion decrease in the costs of energy purchased, which was driven by a 10.5% decrease in the average price of energy purchased, in local currency, partially offset by a 7.3% increase in physical energy purchases. The foreign exchange adjustments led to Ch$ 8.0 billion in higher costs under Chilean GAAP. Depreciation expenses decreased by Ch$ 3.3 billion. Physical energy losses were 14.0% in 2005 compared to 13.9% in 2004. Despite the increase in energy losses, the absolute level is significantly lower than for Ampla. Coelce’s concession area does not have the same socioeconomic difficulties as that of Ampla, but its area is so large that significant loss reductions are difficult to achieve for technical reasons.

Operating costs in Codensa, in Colombia, decreased by Ch$ 10.5 billion, or 3.7%, in 2005, primarily because of the Ch$ 1.8 billion decrease in the cost of energy purchased as a consequence of the 4.9% reduction in average prices, partially offset by an increase of 4.3% in physical energy purchases. Depreciation expenses decreased by Ch$ 5.8 billion. The effect of foreign exchange adjustments under Chilean GAAP amounted to a decrease in costs of Ch$ 4.5 billion. Energy losses fell from 9.7% in 2004 to 9.4% in 2005.

Generation business operating costs

Operating costs in Chile in 2005 increased by Ch$ 29.8 billion, or 10.2% compared to 2004, primarily due to higher costs of fuels because of the impact of natural gas export shortfalls from Argentina, compounded by a delay in the arrival of the rainy period, which commenced in June. The costs of energy and power purchased increased by Ch$ 10 billion, from Ch$ 55.0 billion in 2004 to Ch$ 65 billion in 2005, as a consequence of the increase in physical energy purchased, which rose 18.5%, or 354 GWh.

Operating costs for Endesa Costanera, in Argentina, increased by 27.5% in 2005, to Ch$ 117.5 billion, primarily due to a 6.9% increase in thermal generation, reaching 8,402 GWh in 2005, which caused an increase in variable costs of Ch$ 28.3 billion, reaching Ch$ 87.5 billion as of December 2005. The increase in variable costs is explained by Ch$ 25.7 billion in higher costs due to fuel purchases. This was partially compensated by the foreign exchange accounting adjustment of a reduction of Ch$ 10.0 billion in costs.

Operating costs for Emgesa, in Colombia, decreased by 3.6%, to Ch$ 111.2 billion in 2005 from Ch$ 115.3 billion in 2004. Total physical generation was 2.6% lower in 2005, equivalent to a reduction of 256 GWh, which comes from a reduction of 425 GWh in hydroelectric energy and a 160 GWh increase in thermoelectric generation.  This explained an increase in the cost of fuels of Ch$ 1.5 billion, as well as Ch$ 5.4 billion in incremental transport and toll expenses. Energy purchase costs decreased by Ch$ 8.3 billion as a result of the lower average prices in the spot market, notwithstanding a 16 GWh increase in purchases, for a total of 2,703 GWh purchased in 2005. Foreign exchange adjustments for Emgesa, under Chilean GAAP, contributed to a decrease of Ch$ 2.8 billion in operating costs.

Operating costs for Betania, also in Colombia, increased by Ch$ 3.5 billion, or 18.6%, reaching Ch$ 22.1 billion in 2005. This is primarily due to greater energy purchases for Ch$ 3.9 billion and greater toll and transport charges for Ch$ 0.4 billion. Foreign exchange adjustments for Betania amounted to Ch$ 0.5 billion.

Operating costs for CGTF, in Brazil, decreased by Ch$ 11.6 billion, or 18.7%, from Ch$ 61.8 billion in 2004 to Ch$ 50.2 billion in 2005 primarily due to lower variable costs, which decreased by Ch$ 10.5 billion as a result of the decrease in production of 73.8%, going from generation of 1,322 GWh in 2004 to 347 GWh in 2005. Enersis recognized operating costs for CGTF for the last quarter of 2005 of Ch$ 14.4 billion.

Operating costs in Edegel, in Peru, decreased by 16.1%, or Ch$ 10.7 billion, reaching Ch$ 55.4 billion in 2005 compared to Ch$ 66.1 billion in 2004, primarily due to the decrease of costs associated with fuel purchases, of Ch$ 8.3 billion, which in turn is explained by the use of Camisea natural gas in lieu of diesel, with an important reduction in thermal fuel costs. Production increased by 9.2%, or 380 GWh, reaching 4,516 GWh in 2005. The costs associated with purchases of energy and power decreased by Ch$ 2.3 billion because of the decrease in average purchase prices. Net foreign exchange adjustments had an effect of lowering costs by Ch$ 6.1 billion in 2005.

Transmission business operating expenses

CIEN’s operating expenses for all of 2005 were Ch$ 112.1 billion, a 25.8% decrease when compared to 2004, primarily due to a 13.2% reduction in physical electricity purchases, reaching 6,625 GWh in 2005. CIEN purchased less energy primarily because of the interconnection problem arising from Argentine export contracts. CIEN purchased less energy because of the lower amount of export electricity available from Argentina. Enersis recognized Ch$ 13.7 billion in operating costs for CIEN during the last quarter of 2005.

Operating costs for non-electricity subsidiaries

Operating costs for our non-electricity subsidiaries increased Ch$ 20.5 billion, or 13.7%, in 2005, primarily due to a Ch$ 19.1 billion increase for CAM. CAM’s higher costs reflect the new projects undertaken in 2005, as well as the higher level of engineering services.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectible accounts and materials and office supplies.

The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses.

	Year ended December 31,
	2004	2005
	(as a percentage of selling and administrative expenses)
Salaries	42.3%	34.7%
General administrative expenses	38.7%	34.8%
Depreciation and amortization	9.6%	8.2%
Uncollectible accounts	8.9%	21.8%
Materials and office supplies	0.6%	0.6%
	100.0%	100.0%

The table below sets forth the breakdown of selling and administrative expenses for the years ended on December 31, 2004 and 2005, as well as percentage changes from period to period.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	43,934	42,104	1,830	(4.2)%
Edesur (Argentina)	28,812	29,201	389	1.4%
Distrilima/Edelnor (Peru)	17,423	17,785	362	2.1%
Ampla (Brazil)	15,126	22,110	6,984	46.2%
Investluz/Coelce (Brazil)	30,867	50,928	20,061	65.0%
Codensa (Colombia)	7,966	18,379	10,413	130.7%
Total selling and administrative expenses distribution business	144,128	180,507	36,379	25.2%

Generation Business
Endesa and subsidiaries (Chile)	18,826	18,606	220	(1.2)%
Endesa Costanera (Argentina)	2,087	1,869	218	(10.4)%
El Chocón (Argentina)	575	853	278	48.3%
Cachoeira Dourada (Brazil)	1,804	4,778	2,974	164.9%
CGTF (Brazil)	—	470	470	N/A
Emgesa (Colombia)	3,436	4,724	1,288	37.5%
Betania (Colombia)	458	458	—	—%
Edegel (Peru)	7,706	8,434	728	9.4%
Total selling and administrative expenses generation business	34,892	40,192	5,300	15.2%

Transmission Business
CIEN (Brazil)	—	1,291	1,291	N/A
Total selling and administrative expenses Transmission business	—	1,291	1,291	N/A

Non-electricity subsidiaries (1)	35,659	36,193	534	1.5%
Total operating costs from Non-electricity subsidiaries Chile	35,659	36,193	534	1.5%

Less: intercompany transactions	31,684	32,909	1,225	3.9%

Total selling and administrative expenses	182,995	225,274	42,279	23.1%

(1)          Includes selling and administrative expenses for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

Consolidated selling and administrative expenses increased 23.1%, or Ch$ 42.3 billion, from Ch$ 183.0 billion in 2004 to Ch$ 225.3 billion in 2005. This is primarily due to increases in Coelce for Ch$ 20.1 billion, in Codensa for Ch$ 10.4 billion, in Ampla for Ch$ 7.0 billion, and in Cachoeira Dourada for Ch$ 3.0 billion. The increases are primarily due to provisions for uncollectible amounts, which in the case of Coelce, represented an increase of Ch$ 15.2 billion, which affected management’s annual assessment as to the recoverability of regulatory assets recorded in 2001. In the case of Codensa, the increase in uncollectible debt related to public lighting for several years reached Ch$ 8.3 billion. The uncollectible amount increases also include Ch$ 6.2 billion for Ampla, and Ch$ 2.8 billion for Cachoeira Dourada.

Non-operating income (expense)

The table below sets forth non-operating income (expense) for the years ended December 31, 2004 and 2005, and the percentage change from period to period.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Net interest expense	(296,819)	(260,534)	36,285	(12.2)%
Net income from related companies	32,267	6,746	(25,521)	(79.1)%
Net other non-operating income (expense)	(92,327)	(84,833)	7,494	(8.1)%
Net monetary exposure	14,121	(11,187)	(25,308)	(179.2)%
Goodwill amortization	(55,116)	(55,186)	(70)	0.1%
Non-operating expense	(397,874)	(404,994)	(7,120)	1.8%

Non-operating expenses increased by Ch$ 7.1 billion, or 1.8%, from Ch$ 397.9 billion in 2004 to Ch$ 405.0 billion in 2005.

Interest expense, net of interest income, decreased from Ch$ 296.8 billion in 2004 to Ch$ 260.5 billion in 2005, a reduction of Ch$ 36.3 billion, or 12.2%. Lower interest expense is primarily due to lower charges associated with fees on our refinancing or with credit prepayments that had been amortized over a longer period. In addition, we had more interest income as a result of investing surplus cash.

Income from our unconsolidated related companies decreased by Ch$ 25.5 billion, from net income of Ch$ 32.3 billion in 2004 to Ch$ 6.7 billion in 2005, primarily due to lower income recognized by CIEN for Ch$ 14.4 billion and by CGTF for Ch$ 6.4 billion since we started consolidating those companies in the last quarter of 2005, and therefore this line item reflects only the first nine months of the year. In addition, Inversiones Eléctricas Quillota had Ch$ 3.4 billion in lower income.

Other non-operating income includes a cost reduction of Ch$ 7.5 billion, which contributed to a change in net loss from Ch$ 92.3 billion in 2004 to a net loss of Ch$ 84.8 billion in 2005. The primary reasons for this change are detailed below:

•                  Higher income arising from adjustment to Chilean accounting norms, in accordance with Technical Bulletin No. 64, and in particular the currency conversion adjustment, primarily arising from our subsidiaries in Colombia, Brazil and Peru, for an amount of Ch$ 34.1 billion. The Brazilian and Colombian local currencies appreciated significantly against the dollar.

•                  Higher compensations received of Ch$ 4.6 billion.

•                  Lower losses associated with provisions for fixed asset obsolescence, for Ch$ 10.6 billion.

•                  Lower losses due to power and energy invoice adjustments of Ch$ 13.2 billion.

All of the above were partially offset by the following:

•                  Lower reversals for provisions for Ch$ 43.1 billion.

•                  Non-recurrence of the Alstom-Pirelli reimbursement associated with Edesur’s Azopardo substation fire incident several years before, for Ch$ 7.9 billion received in 2004.

•                  Higher taxes due to a social integration program (“PIS”) and a social security program (“Cofins”) in Brazil for Ch$ 3.0 billion.

Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to losses of Ch$ 11.2 billion in 2005 compared to a gain of Ch$ 14.1 billion in 2004. This is due to the exchange rate differences which reveal a net negative variation of Ch$ 21.2 billion, decreasing from a gain of Ch$ 14.9 billion in 2004 to a loss of Ch$ 4.0 billion in 2005. This variation is primarily due to the income in the first half of 2004 related to settling of forwards for Ch$ 4.0 billion and to the effect of remaining in a long position in U.S. dollars during 2005. Monetary correction in the balance sheet presents a decline of Ch$ 4.1 billion primarily due to the effect of the inflation adjustment of the U.F. in debt denominated in such currency, and of U.F./U.S.$ swap contracts executed in the second quarter of 2004, which led to higher UF-linked debt during 2005.

Net income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Operating income	672,983	805,333	132,350	19.7%
Non-operating income	(397,874)	(404,994)	(7,120)	1.8%
Net income before taxes, minority interest and negative goodwill amortization	275,109	400,339	125,230	45.5%

Current tax (expense) benefit	(142,182)	(178,306)	(36,124)	25.4%
Minority interest	(104,747)	(169,513)	(64,766)	61.8%
Amortization of negative goodwill	17,723	15,497	(2,226)	(12.6)

Net income	45,903	68,017	22,114	48.2%

The sum of operating and non-operating income increased by Ch$ 125.2 billion, from Ch$ 275.1 billion in 2004 to Ch$ 400.3 billion in 2005, representing a 45.5% increase, as explained above.

Income taxes for 2005 increased by Ch$ 36.1 billion in relation to 2004, going from Ch$ 142.2 billion in 2004 to Ch$ 178.3 billion in 2005.

The table below presents a break-down on income tax.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Current tax (expense) benefit	67,684	132,015	64,331	95.0%
Deferred tax (expense) benefit	74,498	46,291	(28,207)	(37.9)%

Income tax expense	142,182	178,306	36,124	25.4%

Accrued 2005 income taxes payable in 2006 increased by Ch$ 64.3 billion to Ch$ 132.0 billion compared to Ch$ 67.7 billion in 2004 as a result of improved results by our subsidiaries, and are broken down as follows: Ch$ 7.8 billion for CGTF, Ch$ 5.7 billion for Edesur, Ch$ 5.5 billion for Chilectra, Ch$ 5.1 billion for Coelce, Ch$ 5.0 billion for Ampla, Ch$ 4.7 billion for CIEN, Ch$ 4.2 billion for Codensa, Ch$ 3.6 billion for Edelnor, Ch$ 3.7 billion for Elesur and Ch$ 2.3 billion for Edegel, all of which were partially offset by a tax recovery of Ch$ 12.6 billion for Enersis.

Deferred taxes, which are non-cash items, decreased by Ch$ 28.2 billion, and led to positive variations of Ch$ 12.2 billion for Edelnor, Ch$ 11.8 billion for Endesa Costanera, Ch$ 9.5 billion for Edegel, Ch$ 7.8 billion for Edesur, Ch$ 5.5 billion for CIEN and Ch$ 2.1 billion for CGTF, all of which were partially offset by an increase in deferred taxes of Ch$ 19.0 billion for Chilectra and Ch$ 8.7 billion for Endesa Chile.

The gain due to the amortization of negative goodwill decreased by Ch$ 2.2 billion in 2005, going from Ch$ 17.7 billion in 2005 to Ch$ 15.5 billion in 2004. The reduced amortization is primarily due to the effect of the exchange rate of the dollar against the Chilean peso for foreign subsidiaries carried in U.S. dollars, and which have negative goodwill.

As a result of all the foregoing, our consolidated net income increased from Ch$ 45.9 billion in 2004 to Ch$ 68.0 billion in 2005, an increase of Ch$ 22.1 billion, or 48.2%.

Enersis’ Results from Operations for the Years Ended
December 31, 2003 and December 31, 2004

Overview

Our 2004 results, when compared to those of 2003, were mainly affected by the following factors:

•                  our operating income increased by Ch$ 91.2 billion, or 15.7%, to Ch$ 673.0 billion in 2004, principally reflecting increased operating income at our generation subsidiaries in Colombia and Brazil, and our distribution companies in Colombia and, to a lesser extent, Argentina. If we eliminate the negative impact of the 6.1% appreciation of the Chilean peso against the United States dollar in 2004, operating income would have increased by 21.0%. In 2004, the Colombian peso appreciated by 8.6%, the Brazilian real appreciated by 4.9% and the Peruvian sol appreciated by 1.9%, all against the U.S. dollar, which offset in part the negative impact of the appreciation of the Chilean peso. We believe that it is helpful to eliminate the effects of the appreciation of the Chilean peso against the dollar in order to understand the underlying trend in our operating income. For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Reconciliation of non-GAAP measures to Chilean GAAP” below.

•                  Physical sales in our distribution operations increased by 5.5% to 52,314 GWh in 2004. Physical sales in generation also increased by 5.5% to 53,444 GWh in 2004. These increases reflect an economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 4.2% to 11.3 million at the end of 2004.

•                  Our non-operating results improved by Ch$ 85.2 billion, or 17.6%, from a loss of Ch$ 483.1 billion in 2003 to a loss of Ch$ 397.9 billion in 2004. This is attributable primarily to lower interest expense, the effects of foreign exchange movements, and income from unconsolidated investments.

•                  Tax expenses increased by Ch$ 98.0 billion, from Ch$ 44.1 billion in 2003 to Ch$ 142.2 billion in 2004, partly due to an increase of Ch$ 137.3 billion of non-cash deferred tax expense. This increase was partly offset by Ch$ 39.3 billion in tax expense.

Operating income

The table below breaks down operating income by country for the years ended December 31, 2003 and 2004.

	Year ended December 31,
	2003	2004	Change	% Change
	(in million of Ch$)
Chilectra (Chile)	111,266	114,500	3,234	2.9%
Non-electricity subsidiaries (Chile) (1)	8,286	996	(7,290)	(88.0)%
Total operating income Chile except generation business	119,552	115,496	(4,056)	(3.4)%
Edesur (Argentina)	(5,572)	(262)	5,310	(95.3)%
Distrilima/Edelnor (Peru)	28,176	28,827	651	2.3%
Ampla (Brazil)	26,031	48,581	22,550	86.6%
Investluz/Coelce (Brazil)	20,902	5,066	(15,836)	(75.8)%
Codensa (Colombia)	32,513	87,488	54,975	169.1%
Total operating income, excluding Chile and generation business	102,050	169,700	67,650	66.3%
Endesa Chile
Operating income (Chile)	164,870	155,108	(9,762)	(5.9)%
Operating income (Argentina)	34,313	35,618	1,305	3.8%

	Year ended December 31,
	2003	2004	Change	% Change
	(in million of Ch$)
Operating income (Brazil)	3,884	14,829	10,945	281.8%
Operating income (Colombia)	91,306	122,720	31,414	34.4%
Operating income (Peru)	65,091	54,035	(11,056)	(17.0)%
Other
Endesa Chile’s total operating income	359,464	382,310	22,846	6.4%
Less: intercompany transactions	671	5,477	4,806	716.2%
Total operating income	581,737	672,983	91,246	15.7%

(l)             Includes operating income of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

The table below breaks down operating income by segment for the years ended December 31, 2003 and 2004.

	Year ended December 31,
	Generation		Distribution		Other		Interc. Transactions		Total
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	(in million of Ch$)
Operating revenues	951,705	1,048,748	1,725,613	1,944,516	187,661	187,549	(344,548)	(357,212)	2,520,431	2,823,601
Operating costs	(562,554)	(633,833)	(1,366,816)	(1,516,188)	(142,800)	(149,554)	313,472	331,952	(1,758,698)	(1,967,623)
Operating margin	389,151	414,915	358,797	428,328	44,861	37,995	(31,076)	(25,260)	749,276	855,978
Selling and administrative expenses	(32,135)	(34,192)	(145,482)	(144,129)	(34,126)	(35,411)	31,747	30,737	(179,996)	(182,995)
Operating income	357,016	380,723	213,315	284,199	10,735	2,584	671	5,477	581,737	672,983

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

	Physical sales during Year ended December 31,
	2003	2004	Change	% Change
	(GWh)
Chile	18,681	18,462	(219)	(1.2)%
Argentina	9,259	11,604	2,345	25.3%
Peru	4,443	4,328	(115)	(2.6)%
Brazil	3,770	3,902	132	3.5%
Colombia	14,481	15,148	667	4.6%
Total	50,634	53,444	2,810	5.5%

The table below presents, for the periods indicated, the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,
	2003	2004	Change	% Change
	(in million of Ch$)
Chilectra (Chile)	475,732	519,131	43,399	9.1%
Non-electricity subsidiaries (Chile) (1)	162,117	166,457	4,340	2.7%
Total operating revenues from Chile, except generation business	637,849	685,588	47,739	7.5%
Edesur (Argentina)	195,328	216,506	21,178	10.8%
Distrilima/Edelnor (Peru)	186,838	188,928	2,090	1.1%
Ampla (Brazil)	337,252	367,405	30,153	8.9%
Investluz/Coelce (Brazil)	220,225	273,875	53,650	24.4%
Codensa (Colombia)	310,240	378,671	68,431	22.1%
Total operating revenues, excluding Chile and generation business	1,249,883	1,425,385	175,502	14.0%
Endesa Chile
Sales of electricity (Chile)	486,220	484,416	(1,804)	(0.4)%
Sales of electricity (Argentina)	118,166	153,639	35,473	30.0%
Sales of electricity (Brazil)	32,698	43,518	10,820	33.1%
Sales of electricity (Colombia)	221,507	260,448	38,941	17.6%
Sales of electricity (Peru)	118,655	127,817	9,162	7.7%
Endesa Chile’s total operating revenues	977,246	1,069,838	92,592	9.5%
Less: intercompany transactions	(344,547)	(357,210)	(12,663)	3.7%
Total operating revenues	2,520,431	2,823,601	303,170	12.0%

(1)          Includes operating income of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Distribution business revenues from operations

In Chile, revenues from operations from our electricity distribution subsidiary, Chilectra, increased by Ch$ 43.4 billion, or 9.1%, in 2004 from 2003. This increase was primarily attributable to a 7.6% increase in physical sales which, in turn, reflected a 5.2% increase in average consumption per customer in the two periods under comparison. The average price of electricity sold by Chilectra increased 0.7% in 2004.

Revenues from our non-electric subsidiaries increased by Ch$ 4.3 billion, principally reflecting a Ch$ 6.6 billion increase in revenues of CAM due to higher sales of materials and services. This effect was offset in part by decreases at Manso de Velasco of Ch$ 1.3 billion, and at Synapsis of Ch$ 1.0 billion. Revenues at Manso de Velasco declined in 2004 because certain real estate projects came to an end, and Synapsis’ revenues declined principally because we did not provide services to INP in 2004.

Revenues from our Argentine distribution subsidiary, Edesur, increased by Ch$ 21.2 billion, or 10.8%, reaching Ch$ 216.5 billion in 2004. This increase is primarily attributable to a 10.8% increase in the average price of sales in local currency, and a 5.3% increase in physical sales, to 13,322 GWh in 2004. Average electricity consumption per customer increased by 4.2%. The benefit of these increases was partly offset by a Ch$ 15.9 billion reduction in revenues as a result of the 6.1% appreciation of the Chilean peso in 2004.

Revenues from our Peruvian holding company, Distrilima, which consolidates our Peruvian distribution company Edelnor, increased by Ch$ 2.1 billion, or 1.1%, in 2004 as compared to 2003. This increase is primarily attributable to a 7.1% increase in physical sales, to 4,250 GWh in 2004. In addition, Distrilima’s 2004 revenues expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 1.9% appreciation of the Peruvian sol, when compared to 2003. Average per capita consumption of electricity increased 4.7% in 2004. These positive factors were partly offset by the adverse effect of the 6.1% appreciation of the Chilean peso against the dollar, which amounted to Ch$ 15.7 billion in 2004.

Revenues from our Brazilian electricity distribution company, Ampla, increased by Ch$ 30.2 billion in 2004, or 8.9%, primarily due to a 16.2% increase in the average price of sales in 2004 in local currency terms, as well as higher physical sales, which grew from by 4.8% to 7,628 GWh in 2004. In addition, Ampla’s 2004 revenues expressed in U.S. dollars, using the average exchange rate convention increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003. The number of customers increased by 5.1%, from 2.0 million in 2003 to 2.1 million in 2004. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 28.4 billion.

Operating revenues from our other Brazilian distribution company, Coelce, increased by Ch$ 53.7 billion, or 24.4%, in 2004. This increase is primarily attributable to a 28.9% increase in the average price of sales in local currency, and a 4.0% increase in physical sales, to 6,141 GWh in 2004. In addition, as with Ampla, Coelce’s 2004 revenues expressed in U.S. dollars, increased as a consequence of the 4.9% appreciation of the Brazilian real against the dollar, when compared to 2003. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 18.5 billion.

In Colombia, revenues from our electricity distribution company, Codensa, increased by Ch$ 68.4 billion, or 22.1%, over 2003. This increase is primarily attributable to a 12.1% increase in the average price of sales in local currency, and a 4.3% increase in physical sales, to 9,656 GWh in 2004. In addition, our 2004 revenues expressed in U.S. dollars, using the average exchange rate convention increased as a consequence of the 8.6% appreciation of the Colombian peso, when compared to 2003. The number of customers increased by 2.2%, to 2.0 million in 2004, while average electricity consumption rose by 2.1%. These positive factors were partly offset by the adverse effect of the appreciation of the Chilean peso against the dollar during 2004, which amounted to Ch$ 26.1 billion.

Generation business revenues from operations

Revenues from sales in Chile accounted for 45.3% and 49.8% of our consolidated revenues in 2004 and 2003, respectively. Revenues from sales of electricity in Argentina accounted for 14.4% of our consolidated revenues in 2004 as compared to 12.1% in 2003. Revenues from sales of electricity in Colombia accounted for 24.3% in 2004 as compared to 22.6% in 2003 and revenues from sales of electricity in Brazil accounted for 4.1% in 2004 as compared to 3.3% in 2003. In addition, revenues from sales of electricity in Perú accounted for 11.9% in 2004 as compared to 12.1% in 2003. Other, non-core business revenues accounted for less than 5% of total consolidated revenues in both 2003 and 2004.

Total revenues in Chile decreased 0.4% in 2004 due to lower sales of non generation businesses, mainly at Ingendesa, our engineering services subsidiary in Chile. Revenues from sales of electricity increased by 0.2% to Ch$ 456.6 billion in 2004 from Ch$ 455.7 billion in 2003. The increase in electricity sales reflected a 1.3% increase in the average sales price, from Ch$ 24.4 per kWh in 2003 to Ch$ 24.8 per kWh in 2004, due to increases in the regulated node price and the average spot market price. The price increase effect was offset by the reduced volume of electricity sales, which declined 1.2% in 2004. The lower level of volume sales was a consequence of the level of contractual commitments and hydrology. The lower hydro generation due to the level of hydrology in reservoirs and rivers was partly offset by thermal generation and the successful start up of the 690 MW Ralco power plant, which began operations in September 2004 and supplied nearly 1,300 GWh at December 31, 2004. Spot market GWh sales increased 9.3% from 2,920 GWh in 2003 to 3,192 GWh in 2004 while sales to contracted customers declined 3.1%.

Revenues in Argentina increased by 30.0%, from Ch$ 118.2 billion in 2003 to Ch$ 153.6 billion in 2004. The increase in revenues was primarily due to 25.3% increase in the volume of electricity sales. The main drivers of this increase are greater demand for electricity in the Argentine market and Endesa Costanera’s ability to generate electricity with liquid fuels as an alternative to natural gas when the natural gas supply in Argentina is in crisis. Volume sales at our Chocón plant in 2004 were 22.4% lower than in 2003 due to less favorable water levels. The Company’s average sales price in Argentina expressed in Chilean pesos according to the convention of Technical Bulletin 64 increased 4%, from Ch$ 12.7 per kWh in 2003 to Ch$ 13.3 in 2004. However, when expressed in Argentine local currency, the nominal average sales price increased 13% in 2004 due to an increase in the wholesale market spot price.

Revenues in Colombia increased by 17.6%, from Ch$ 221.5 billion in 2003 to Ch$ 260.4 billion in 2004. Physical electricity sales increased 4.6% due to higher sales at Emgesa which were driven by market demand and hydrology. Both spot market and contracted energy sales increased in both 2004 and 2003, representing 36% and 64%, respectively, of our total sales in Colombia. The average sales price increased 12.2%, from Ch$ 15.3 per kWh in 2003 to Ch$ 17.2 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64. When expressed in local currency, the average sales price increase was 7.8% in 2004.

Revenues from our Brazilian subsidiary, Cachoeira Dourada, increased by 33.1% from Ch$ 32.7 billion in 2003 to Ch$ 43.5 billion in 2004. This revenue increase is due to a 3.5% increase in physical sales, which reached 3,902 GWh in 2004, and higher electricity prices. Volume increased due to greater demand and favorable hydroelectric conditions in the southeast. Sales prices were higher in both the spot market and the contracted market. Revenues from Cachoeira Dourada’s main customer, CELG, increased according to the terms of their contractual agreement and also as a result of 14 million reales recognized in June 2004 following the conclusion of a legal dispute regarding revenues not billed during the second semester of 2003. The Company’s overall average sales price increased 20.4% from Ch$ 8.7 per kWh in 2003 to Ch$ 10.5 per kWh in 2004, expressed in Chilean pesos according to the convention of Technical Bulletin 64 (after adjusting for income in arrears from 2003). In Brazilian local currency, the Company’s average sales price increased by 26.2% during 2004.

Revenues from sales of our Peruvian electricity generation company, Edegel, increased by 7.7%, from Ch$ 118.7 billion in 2003 to Ch$ 127.8 billion in 2004. The volume of electricity sales declined due to lower hydro generation as a consequence of poor hydrology in the region, mainly during the first semester of 2004. The average sales price increased from Ch$ 26.5 per kWh in 2003 to Ch$ 29.3 per kWh in 2004, equivalent to a 10.4% increase, expressed in Chilean pesos according to the convention of Technical Bulletin 64. The average sales price increase in local currency was 18.2% in 2004.

Operating Costs

Operating costs consist principally of electricity purchases from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, salaries, fuel purchases and other expenses.

The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2003 and 2004.

	Year ended December 31,
	2003	2004
	(percentage of total costs of operations)
Electricity purchases	44.10%	46.80%
Depreciation and amortization	23.40%	19.50%
Transmission tolls	7.90%	7.50%
Operating costs and maintenance	7.80%	7.50%
Salaries	5.90%	5.70%
Fuel purchases	5.20%	8.10%
Other expenses	5.70%	4.90%
	100.00%	100.00%

The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2003 and 2004.

	Year ended December 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Chilectra (Chile)	327,896	360,697	32,801	10.0%
Non-electricity subsidiaries (Chile) (1)	120,834	131,545	10,711	8.9%
Total operating costs, Chile except generation business	448,730	492,242	43,512	9.7%
Edesur (Argentina)	171,142	187,956	16,814	9.8%
Distrilima/Edelnor (Peru)	140,505	142,678	2,173	1.5%
Ampla (Brazil)	299,621	303,698	4,077	1.4%
Investluz/Coelce (Brazil)	167,855	237,942	70,087	41.8%
Codensa (Colombia)	259,798	283,217	23,419	9.0%
Total operating costs, excluding Chile and generation business Endesa Chile	1,038,921	1,155,491	116,570	11.2%
Cost of operations (Chile)	302,922	309,688	6,766	2.2%
Cost of operations (Argentina)	81,805	115,360	33,555	41.0%
Cost of operations (Brazil)	26,775	26,885	110	0.4%
Cost of operations (Colombia)	127,316	133,834	6,518	5.1%
Cost of operations (Peru)	45,701	66,075	20,374	44.6%
Endesa Chile’s total operating costs	584,519	651,842	67,323	11.5%
Less: intercompany transactions	(313,472)	(331,952)	(18,480)	5.9%
Total operating costs	1,758,698	1,967,623	208,925	11.9%

(1) Includes operating costs of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Distribution business operating costs

Operating costs in Chile increased by Ch$ 32.8 billion, or 10.0%, during 2004, mainly due to (i) a higher level of energy purchases, which increased by 7.2% to 11,937 GWh in 2004, reflecting higher demand, and (ii) an average purchase price increase of 3.8%. Physical losses decreased 7.1%, from 5.6% in 2003 to 5.2% in 2004. Our non-electricity subsidiaries also experienced an increase in costs of Ch$ 10.7 billion, arising primarily from CAM, explained by an increase in the costs of materials of Ch$ 5.1 billion, and higher wages of Ch$ 2.2 billion.

Operating costs of our Argentine subsidiary Edesur increased by Ch$ 16.8 billion, or 9.8%, explained primarily by a 5.2% increase in energy purchased to 15,097 GWh in 2004, as well as a 27.7% increase in the average price of electricity purchased in local currency terms. These cost increases were partly offset by a Ch$ 5.6 billion decrease in depreciation of fixed assets, and a Ch$ 2.2 billion decrease in operation and maintenance costs. Energy losses, arising from theft and vandalism, remained at 11.8% in 2004, the same level as 2003. The increase in average purchase price was also partly offset by the appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 14.4 billion.

Operating costs of our Peruvian company, Distrilima, which consolidates our electricity distribution company Edelnor, increased by Ch$ 2.2 billion, or 1.5%, primarily because of a 7.2% increase in energy purchases to 4,641 GWh in 2004, and an increase of 1.0% in the average price of energy purchased in local currency forms. In addition, Distrilima’s 2004 operating costs expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 1.9% appreciation of the Peruvian sol, when compared to 2003, with the exception of the depreciation of fixed assets, which is carried in nominal U.S. dollars. These factors were partly offset by a Ch$ 0.5 billion reduction in operating and maintenance costs, a Ch$ 0.4 billion decline in fixed asset depreciation, a Ch$ 0.4 billion reduction in costs of services and the effect of the appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 11.8 billion. Energy losses remained constant at 8.4% during the two periods under comparison.

Operating costs at Ampla increased by Ch$ 4.1 billion, or 1.4%, primarily because of an 8.4% increase in the average price of energy purchased in local currency terms, a Ch$ 9.9 billion increase in operating and maintenance costs, and a Ch$ 1.5 billion rise in wages and social welfare benefits. Ampla’s 2004 operating cost expressed in U.S. dollars, using the average exchange rate convention of Technical Bulletin 64, increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003, with the exception of the depreciation of fixed assets carried in nominal U.S. dollars. These increases were partly offset by a Ch$ 3.8 billion decline in depreciation, a 473 GWh reduction in energy purchases and the effect of the 6.1% appreciation of the Chilean peso against the dollar in 2004, which led to a decrease in operating costs of Ch$ 25.2 billion. Energy losses decreased from 23.6% in 2003 to 22.8% in 2004, reflecting management’s focus on reducing such losses.

Operating costs at Coelce, our second Brazilian distribution company, increased by Ch$ 70.1 billion in 2004, a 41.8% increase when compared to 2003, primarily due to a 74.5% increase in the average price of energy purchased expressed in local currency terms which is distorted in 2004 because of the first-time purchases from CGTF. Coelce signed a long-term contract with CGTF in order to assure its electricity supply, and CGTF’s prices are higher because it is a combined cycle plant. Physical energy purchases increased by 3.8%. Additionally, Coelce’s 2004 operating cost expressed in U.S. dollars, increased as a consequence of the 4.9% appreciation of the Brazilian real, when compared to 2003, with the exception of the depreciation of fixed assets. These increases were partly offset by Ch$ 2.8 billion in lower depreciation expense and the effect of the 6.1% appreciation of the Chilean peso against the dollar in 2004, which reduced costs by Ch$ 13.9 billion. Energy losses increased by 3.0%, reaching 13.9% in 2004. Despite the increase in energy losses, the absolute level is significantly lower than for Ampla. Coelce’s concession area does not have the same socioeconomic difficulties as that of Ampla, but it is so large that significant loss reductions are difficult to achieve for technical reasons.

Operating costs arising from Codensa, our Colombian distribution company, increased by Ch$ 23.4 billion, or 9.0%, in 2004, principally reflecting a 2.1% increase in physical energy purchases, a salary expense increase of Ch$ 6.3 billion, and an operating and maintenance expense increase of Ch$ 2.6 billion. Our 2004 operating costs expressed in U.S. dollars, increased as a consequence of the 8.6% appreciation of the Colombian peso, when compared to 2003. These increases were partly offset by a Ch$ 5.6 billion decline in depreciation expense and the effect of the 6.1% appreciation of the Chilean peso in 2004, which reduced costs by Ch$ 21.9 billion. Energy losses decreased from 10.2% in December 2003 to 9.7% in December 2004.

Generation business operating costs

The 2.2% increase in operating costs in Chile during 2004 when compared to 2003 is due to greater thermal generation fuel expenses and electricity purchases. Weaker hydro conditions during the first semester of 2004 led to a 26% increase in thermal generation, resulting in an average variable cost of generation, excluding electricity purchases, of Ch$ 9.2 per kWh in 2004, compared to Ch$ 8.8 per kWh in 2003. Electricity purchases, both energy and capacity, increased from Ch$ 51.5 billion in 2003 to Ch$ 55.0 billion in 2004. Physical GWh purchases declined, but a higher average price, which grew from Ch$ 21.3 in 2003 to Ch$ 28.7 in 2004, increased total cost. These greater costs were partly offset by a 7% reduction in asset depreciation, from Ch$ 73.2 in 2003 to Ch$ 68.1 in 2004.

Costs of operations in Argentina increased by 41.0% to Ch$ 115.4 billion in 2004. Total physical generation increased by 41%. Thermal generation increased 99% and hydro generation declined 15%. As a result of the natural gas shortage in Argentina, Endesa Costanera increased its use of liquid fuel in thermal generation, which is relatively more expensive than natural gas. As a result of the increase in volume and price, fuel costs increased by 237.6% to Ch$ 40.2 billion in 2004. The average variable cost of generation, excluding the cost of electricity purchases, increased from Ch$ 3.2 per kWh in 2003 to Ch$ 5.9 per kWh in 2004 due to the higher cost of fuel. Physical electricity purchases declined in 2004, reducing purchase expenses from Ch$ 9.9 billion in 2003 to Ch$ 6.1 billion in 2004. The cost of asset depreciation increased 7.3%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 7.0 billion.

Costs of operations in Colombia increased by 5.1% to Ch$ 133.8 billion in 2004 from Ch$ 127.3 billion in 2003. Physical generation was 10.1% greater in 2004 than 2003 as a consequence of favorable hydrology, which, although leading to higher tolls and energy transportation costs, reduced electricity purchases. The variable cost per kWh generated in 2004, excluding the cost of energy purchases, was Ch$ 3.7 compared to Ch$ 4.5 in 2003. The volume of electricity purchases declined 11% and the cost of purchases expressed in Chilean pesos declined 1% affected by the 8% appreciation of the yearly average Colombian peso U.S. dollar exchange rate. Asset depreciation declined 8.4%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 11.5 billion.

Costs of operations in Brazil remained stable, reaching Ch$ 26.9 billion in 2004 as compared to Ch$ 26.8 billion in 2003. Physical generation was 8.4% greater in 2004 than 2003 as a consequence of favorable hydrology, which increased transportation costs, but reduced the volume of electricity purchases. The volume of electricity purchases declined 14.1%, but the cost of purchases increased due to the increase in the price of purchases. The average variable cost per kWh generation in 2004, excluding the cost of energy purchases, was Ch$ 1.9 in 2004 and Ch$ 2.0 2003. Asset depreciation expense declined. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 2.3 billion.

Costs of operations in Perú increased by 44.6% to Ch$ 66.1 billion in 2004 from Ch$ 45.7 billion in 2003, mainly due to an increase of Ch$ 14.5 billion in fuel expenses and a Ch$ 4.4 billion increase in energy purchases. The increase in these expenses was due to the lack of rainfall, mainly during the first semester of 2004, which caused total thermal generation in 2004 to be 15 times greater than 2003 and also required an increase in physical energy purchases of 26.6%. The variable cost of generation per kWh, excluding electricity purchases, was Ch$ 7.9 in 2004 compared to Ch$ 3.6 in 2003. The cost of asset depreciation declined 4.6%. The appreciation of the Chilean peso in terms of the U.S. dollar reduced total operating expenses in 2004 when compared to 2003 by Ch$ 3.8 billion.

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

	Year ended December 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Chilectra (Chile)	36,570	43,934	7,364	20.1%
Non-electricity subsidiaries (Chile) (1)	32,998	33,916	918	2.8%
Total selling and administrative expenses Chile, except generation business	69,568	77,850	8,282	11.9%
Edesur (Argentina)	29,758	28,812	(946)	(3.2)%
Distrilima/Edelnor (Peru)	18,157	17,423	(734)	(4.0)%
Ampla (Brazil)	11,601	15,126	3,525	30.4%
Investluz/Coelce (Brazil)	31,467	30,867	(600)	(l.9)%
Codensa (Colombia)	17,929	7,966	(9,963)	(55.6)%
Total selling and administrative expenses, excluding Chile and generation business	108,912	100,194	(8,718)	(8.0)%
Endesa Chile’s total selling and administrative expenses	33,263	35,686	2,423	7.3%
Less: intercompany transactions	(31,747)	(30,735)	1,012	(3.2)%
Total selling and administrative expenses	179,996	182,995	2,999	1.7%

(1) Includes operating expenses of CAM, Synapsis, IMV, Enersis Holding and investment vehicles.

Consolidated selling and administrative expenses increased slightly, from Ch$ 180.0 billion in 2003 to Ch$ 183.0 billion in 2004, an increase of 1.7%. The largest increases in selling and administrative expenses arose from Chilectra, our Chilean electricity subsidiary, with an increase of Ch$ 7.4 billion, or 20.1% over 2003, and expenses in Ampla, which increased by Ch$ 3.5 billion, or 30.4%, over 2003. Chilectra’s expenses are attributable primarily to application of a more conservative discount rate applied to its future pension benefit liability, which increased expenses by Ch$ 2.9 billion, higher marketing-related expenses of Ch$ 2.5 billion and Ch$ 1.6 billion in increased expenses associated with employee severance indemnity. Ampla’s increase in selling and administrative expenses is explained primarily by a Ch$ 4.4 billion increase in provisions for uncollectible amounts, partly offset by a decrease in salary expense. These increases in selling and administrative expenses were partly offset by decreases in the selling and administrative expenses of other subsidiaries, particularly Codensa, which had a Ch$ 10.0 billion decrease in selling and administrative expenses in 2004, caused primarily by Ch$ 4.2 billion in lower wages, benefits and compensations, Ch$ 2.9 billion in general reductions, and Ch$ 0.5 billion in the reduction of provisions for uncollectible amounts.

Non-operating income (expense)

The table below sets forth non-operating income (expense) for the year ended December 31, 2003 and 2004, and the percentage change from period to period.

	Year ended December 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Net interest expense	(375,060)	(296,819)	78,241	(20.9)%
Net income from related companies	18,601	32,267	13,666	73.5%
Net other non-operating income (expense)	(71,335)	(92,327)	(20,992)	29.4%
Net monetary exposure	(11,207)	14,121	25,328	(226.0)%
Goodwill amortization	(56,523)	(55,116)	1,407	(2.5)%
Non-operating expense	(495,524)	(397,874)	97,650	(19.7)%

Non-operating expenses decreased by Ch$ 97.7 billion, from Ch$ 495.5 billion in 2003 to Ch$ 397.9 billion in 2004, a decrease of Ch$ 97.7 billion, or 19.7%, primarily because of reduced interest expense, beneficial exchange rate differences, and higher income from related companies.

Interest expense, net of interest income, decreased from Ch$ 375.1 billion in 2003 to Ch$ 296.8 billion in 2004, a reduction of Ch$ 78.2 billion, or 20.9%. The lower interest expense is a consequence of lower indebtedness and lower interest rates in existing and refinanced debt. Average level of indebtedness, translated into U.S. dollars at year-end exchange rates, decreased by 15.4% in 2004, from U.S.$ 8,238 million in 2003 to U.S.$ 6,966 million in 2004.

Income from unconsolidated entities increased by Ch$ 13.7 billion, or 73.5%, primarily due to Ch$ 12.3 billion in income from Central Generadora de Endesa Fortaleza, which started operations in 2004, as well as Ch$ 6.7 billion in increased income from GasAtacama, partly offset by Ch$ 5.2 billion in lower income from CIEN.

Other net non-operating expenses increased by Ch$ 21.0 billion, and are mainly attributable to:

•      non-recurrence in 2004 of the disposition of investments (Río Maipo and Infraestructura 2000) carried out in 2003 that generated Ch$ 94.8 billion in gains in that period;

•      higher net incremental expenses of Ch$ 13.0 billion associated with the need to pay other electricity generators as a consequence of new calculations carried out by the CDEC-SIC and their corresponding claim that some of our generators needed to compensate for firm capacity in accordance with the Panel of Experts’ interpretation of the Short Law. These payments are being contested by Endesa. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings” for further information;

•      net losses of Ch$ 5.4 billion on derivative contracts;

•      a greater tax on shareholders’ equity (1.2%) in Colombia, which applies for the first year for all Colombian companies, amounting to Ch$ 4.7 billion; and

•      a Ch$ 2.5 billion decrease in dividends received from Empresa Eléctrica de Bogotá, an unconsolidated equity investment.

Non-operating expense increases were partially offset by:

•      a Ch$ 12.6 billion decline in losses arising from the Technical Bulletin 64 conversion adjustments, primarily from Ampla and Coelce as a result of the appreciation of the Brazilian real against the United States dollar, and the excess of monetary assets over monetary liabilities at these companies;

•      lower provisions for legal claims against us and the reversal of prior legal provisions, for Ch$ 45.6 billion;

•      lower pension plan expenses in Brazil, for Ch$ 16.8 billion; and

•      indemnity payment received by Edesur related to the Azopardo fire incident in 1999 for Ch$ 8.0 billion.

Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to gains of Ch$ 14.1 billion in 2004 compared to an expense of Ch$ 11.2 billion in 2003. The 2004 gains were attributable primarily to holding a long position in U.S. dollars during the first semester, when the dollar reached its peak levels against the Chilean peso, while taking a neutral position in the second semester, when the Chilean peso appreciated significantly against the dollar. In 2004, the Chilean peso appreciated 6.1% against the dollar as compared to 2003. In 2003, the 17.4% appreciation of the peso against the dollar led to losses.

Net income

The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Operating income	581,737	672,983	91,246	15.7%
Non-operating income	(495,524)	(397,874)	97,650	(19.7)%
Net income before taxes, minority interest and negative goodwill amortization	86,213	275,109	188,896	219.1%

Current tax (expense) benefit	(44,144)	(142,182)	(98,038)	222.1%
Minority interest	(83,173)	(104,747)	(21,574)	25.9%
Amortization of negative goodwill	54,344	17,723	(36,621)	(67.4)%
Net income	13,240	45,903	32,663	246.7%

The sum of operating and non-operating income increased from Ch$ 86.2 billion in 2003 to Ch$ 275.1 billion in 2004, an increase of Ch$ 188.9 billion, or 219%, for the reasons detailed above.

Following tables shows an analysis on income taxes:

	Year ended December 31,
	2003	2004	Change	% Change
	(in millions of Ch$)
Current tax (expense) benefit	(106,990)	(67,684)	39,306	(36.7)%
Deferred tax (expense) benefit	62,846	(74,498)	(137,344)	(218.5)%
Income tax expense	(44,144)	(142,182)	(98,038)	222.1%

Income tax paid for fiscal year ended December 31, 2004 decreased by Ch$ 39.3 billion as compared to 2003, primarily due to the non-recurrence in 2003 of income tax arising from the sale of Río Maipo, Canutillar and Infraestructura 2000, which amounted to Ch$ 23.1 billion. This amount was offset by more taxes paid during 2004 due to our companies’ higher taxable results, including tax increases of Ch$ 9.0 billion in Emgesa, Ch$ 6.6 billion in Codensa, Ch$ 3.5 billion in Edelnor and Ch$ 3.3 billion in Ampla.

Deferred taxes, which are non-cash items, increased by Ch$ 137.4 billion, primarily due to an increase of Ch$ 49.7 billion at our generation companies in Argentina, Endesa Costanera and Chocón. During 2003, these companies registered important tax losses due to the original devaluation of the Argentine peso. These losses were eliminated in 2004 because of the appreciation of the Argentine peso against the dollar. To a lesser extent, other companies with an increase in deferred taxes include Ampla with Ch$ 28.8 billion, Enersis with Ch$ 13.4 billion, Endesa with Ch$ 8.7 billion, Edegel with Ch$ 5.5 billion, and Edelnor with Ch$ 5.3 billion.

Gains arising from amortization of negative goodwill decreased by Ch$ 36.6 billion in 2004, from Ch$ 54.3 in 2003 to Ch$ 17.7 billion in 2004. The purchase of our increased equity interest in Ampla in early 2003 for an amount below book value created negative goodwill, which was amortized completely during such year, in compliance with accounting norms.

As a consequence of all of the above, our net income increased from Ch$ 13.3 billion in 2003 to Ch$ 45.9 billion in 2004, an increase of Ch$ 32.7 billion, or 247%.

B.    Liquidity and Capital Resources

We are a holding company with no significant assets other than the stock of our subsidiaries. The following discussion of our cash sources and uses reflects the key drivers of cash flow for Enersis, as they are regularly reported to the holders our debt and included in financial covenant ratios. (For more information on cash flows from an accounting rather than a financial perspective, please see “Item 18. Financial Statements — Consolidated Statements of Cash Flows.”

We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to meet our needs for working capital, debt service, dividends and routine capital expenditures.

Cash flows generated from subsidiaries in which Enersis has a 100% interest (that is: Cam, Synapsis, IMV and investment vehicles) are considered by Enersis as its own operational inflows and outflows, given that Enersis has always had access to these wholly-owned subsidiaries’ cash flows.

Cash flows received from non wholly-owned subsidiaries and related companies are considered financial investments, and are included as dividends, capital reductions, interest income and intercompany debt amortization.

	2004	2005
	(figures in U.S.$ millions)
INITIAL CASH (A)	8.2	45.7

SOURCES (B) + (C)	586.4	707.8

Cash Inflows from Chile (B)	552.2	627.1
Cash Inflows from Operations	273.4	278.0
Interest Income from Chilean Subsidiaries	51.3	40.2
Dividends from Chilean Subs.	75.6	108.1
Amortization of Intercompany Loans from Chilean Subsidiaries	151.9	160.2
Other Income from non Operating Activities	—	40.6

Cash Inflows from foreign subsidiaries (C)	34.2	80.7
Interest Income from Foreign Subs.	6.5	6.6
Dividends from Foreign Subs.	3.7	13.7
Capital Reductions	5.1	59.7
Management Fee and Others	18.9	0.7

USES (D) + (E)	548.9	752.8

Cash Outflows from Operations (D)	280.1	328.0
Cash Outflows from Operations	269.6	319.5
Taxes	10.5	8.5
Cash Outflows from non Operating Activities (E)	268.8	424.8
Interest Expenses and Derivative Contracts	79.2	92.9
Dividend Payment	—	23.4
Debt Amortization	189.6	267.5
Others	—	41.0

FINAL CASH (A)+(B)+(C)-(D)-(E)	45.7	0.7

For the twelve-month period ended December 31, 2005, our principal sources of funds, expressed in U.S. dollars at the year-end exchange rate, were:

•      U.S.$ 278.0 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•      U.S.$ 40.2 million of interest payments from non wholly-owned Chilean subsidiaries, which includes U.S.$ 40.0 million from Chilectra and U.S.$ 0.2 million from Endesa Chile;

•      U.S.$ 108.1 million of dividends from non wholly-owned Chilean subsidiaries, which includes U.S.$ 73.5 million from Chilectra and U.S.$ 34.6 million from Endesa Chile;

•      U.S.$ 160.2 million of intercompany payment from non wholly-owned Chilean subsidiaries, which includes U.S.$ 149.1 million from Chilectra and U.S.$ 11.1 million from Endesa Chile;

•      U.S.$ 40.6 million from a capital reduction in Elesur;

•      U.S.$ 6.6 million on interest income from intercompany debt with our Brazilian subsidiaries;

•      U.S.$ 13.7 million from dividends, which includes U.S.$ 11.2 million from our Colombian subsidiaries and U.S.$ 2.5 million from our Peruvian subsidiaries;

•      U.S.$ 59.7 million from capital reductions, which includes U.S.$ 49.9 million from our Colombian subsidiaries and U.S.$ 9.8 million from our Peruvian subsidiaries;

The aggregate inflows of cash from these sources amounted to approximately U.S.$ 707.8 million.

For the same twelve-month period ended December 31, 2005, Enersis principal cash outflows totaled U.S.$ 752.8 million, through the following:

•      U.S.$ 319.5 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•      U.S.$ 8.5 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•      U.S.$ 92.9 million in net interest expenses (net of derivative contracts);

•      U.S.$ 23.4 million dividend payments by Enersis. During 2005, Enersis raised its dividend policy from 30% to 50%;

•      U.S.$ 267.5 million of net financial debt amortization (discounting new debt used for refinancing purposes);

•      The item “Others” includes the purchase of Elesur for U.S.$ 41.0 million from Endesa Internacional, and is related to the capital reduction of Elesur included in “Other Income from non-operating Activities”;

As of December 31, 2005, Enersis had final cash of approximately U.S.$ 0.7 million.

For the twelve-month period ended December 31, 2004, our principal sources of funds were:

•      U.S.$ 273.4 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•      U.S.$ 51.3 million of interest payments from non wholly-owned Chilean subsidiaries, which includes U.S.$ 25.4 million from Chilectra and U.S.$ 25.9 million from Endesa Chile;

•      U.S.$ 75.6 million of dividends from non wholly-owned Chilean subsidiaries, which includes U.S.$ 57.0 million from Chilectra and U.S.$ 18.6 million from Endesa Chile;

•      U.S.$ 151.9 million of intercompany payment from non wholly-owned Chilean subsidiaries, which includes U.S.$ 78.6 million from Chilectra and U.S.$ 73.3 million from Endesa Chile;

•      U.S.$ 6.5 million on interest income from intercompany debt with our Brazilian subsidiaries;

•      U.S.$ 3.7 million of dividends from Peruvian subsidiaries;

•      U.S.$ 5.1 million from capital reductions of our Peruvian subsidiaries;

For the same twelve-month period ended December 31, 2004, Enersis principal cash outflows totaled U.S.$ 548.9 million, through the following:

•      U.S.$ 269.6 million from operating expenses of our wholly owned subsidiaries, including investments and capital expenditure;

•      U.S.$ 10.5 million in taxes paid by Enersis and its wholly owned subsidiaries;

•      U.S.$ 79.2 million in net interest expenses (net of derivative contracts);

•      U.S.$ 189.6 million of net financial debt amortization (discounting new debt used for refinancing purposes);

As of December 31, 2004, Enersis had a final cash of approximately U.S.$ 45.7 million.

For a description of liquidity risks resulting from our holding company status, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations — We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this annual report.

We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We also coordinate acquisition financing in respect of distribution operations with Chilectra. We coordinate all generation and transmission acquisition financing with Endesa Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investment Program” and our contractual obligations table set forth below.

We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000 for Enersis and once in 1994 for Endesa Chile. We have also frequently issued bonds in the international capital markets, or Yankee Bonds, for both Enersis and Endesa Chile, as well as for Pehuenche, a subsidiary of Endesa Chile. Enersis issued U.S.$ 800 million in Yankee Bonds in November 1996, and U.S.$ 350 million in November 2003. Endesa Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which U.S.$ 2.20 billion are currently outstanding. In June 2000, both Enersis and Endesa Chile established Euro medium-term note programs, or EMTN Programs, for an aggregate amount of € 1 billion each. In July 2000, Endesa Chile issued € 400 million in three-year floating rate notes under its EMTN Program.

The following table lists the Yankee Bonds of Enersis and consolidated subsidiaries outstanding at December 31, 2005. The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount U.S.$ 3.2 billion is outstanding as of the date of this report, is approximately 7.8%.

Issuer	Maturity	Coupon	Aggregate Principal Amount Issued
		(as a percentage)	(in U.S. millions)
Endesa Chile Internacional	April 1, 2006	7.200	150
Endesa Chile	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile	August 1, 2013	8.350	400
Endesa Chile	August 1, 2015	8.625	200
Endesa Chile (3)	February 1, 2027	7.875	230
Endesa Chile (1)	February 1, 2037	7.325	220
Endesa Chile (3)	February 1, 2097	8.125	200
Enersis	December 1, 2006	6.900	300
Enersis	January 15, 2014	7.375	350
Enersis (3)	December 1, 2016	7.400	350
Enersis (2)	December 1, 2026	6.600	150

(1)   Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.

(2)   Holders of these Yankee Bonds exercised a put option against Enersis on December 1, 2003 for an aggregate principal amount of U.S.$ 149.1 million.

(3)   In 2001, Enersis and Endesa Chile repurchased an aggregate of U.S.$ 284 million of these Yankee Bonds.

Both Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, also have access to local capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. As of the date of this report, we are in compliance with our material covenants contained in our debt instruments. In 2001, Endesa Chile issued UF 7.5 million (approximately U.S.$ 180 million at the time of issuance) in 5-year and 21-year local bonds, in each case with an interest rate of 6.2% per annum. In 2001, Enersis also issued UF 6.5 million (approximately U.S.$ 169 million at the time of issuance) in 8-year and 21-year local bonds, each with interest rates of 5.5% and 5.75% per annum, respectively. On October 24, 2003, Endesa Chile issued UF 4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and another UF 4 million in 25-year UF denominated bonds with an interest rate of 6.20% per annum, for an aggregate principal amount of UF 8 million (U.S.$ 214 million at the time of issuance). For a full description of the local bonds issued by Enersis and Endesa Chile, see “Item 18. Financial Statements — Audited Consolidated Financial Statements as of December 31, 2005 — note 18 — Bonds Payable.”

Our companies are also frequent borrowers in the commercial bank markets, both in the form of bilateral loans as well as in syndicated loans. In 1999, we entered into U.S.$ 3.5 billion in 2-year bilateral loans with a group of relationship banks. The loans were extended for two additional years, and were scheduled to mature in 2003, but were paid with the proceeds of syndicated credit facilities that we entered into in May 2003. We have also entered into several syndicated loans over the last few years, including, among others, an aggregate of U.S.$ 400 million 3-year bullet syndicated facility for Enersis in March 2001 and two 3-year bullet U.S.$ 500 million syndicated facilities, one for Enersis and one for Endesa Chile, in July 2001. These loans were also paid before their stated maturity with the proceeds of syndicated credit facilities that we entered into in May 2003.

On March 31, 2003, at an extraordinary shareholders’ meeting, our shareholders approved the issuance of up to 24,382,994,488 shares in a capital increase, including two pre-emptive rights offering periods. The first pre-emptive rights period ended on June 30, 2003 and the second pre-emptive rights period took place between November 20 and December 20, 2003.

ENDESA, S.A. (“Endesa-Spain”), acting through an intermediary, exercised a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which was paid by the extinguishment of a Ch$ 1.0 trillion (approximately U.S.$ 1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis by Elesur (the “Loan”). As required by Chilean law, an independent appraiser valued the Loan exclusively for purposes of the capital increase at 86.84% of its par value. Endesa-Spain subscribed for 59.09% of the new shares at a value of approximately Ch$ 870.5 billion, the appraised value of the Loan.

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

As of December 31, 2005, Endesa-Spain’s ownership interest in Enersis remained at 60.6%, the same level as at December 31, 2004.

On May 15, 2003, Enersis entered into credit facilities for an aggregate amount of approximately U.S.$ 1,588 million and Endesa Chile entered into a credit facility for U.S.$ 743 million. These facilities refinanced most of Enersis’ and Endesa Chile’s indebtedness under outstanding syndicated and bilateral credit agreements, which otherwise would have matured in 2003 and 2004. The total outstanding amounts under both these credit facilities have been prepaid in full as described below.

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

The Revolving Credit Facility ranks pari passu with all other unsecured and unsubordinated debt of Enersis and requires us to be in compliance on the last day of any fiscal quarter with specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 7.00:1 in 2005 to 6.00:1 in 2008), indebtedness to EBITDA (as defined in the credit agreement, which may differ from the manner in which EBITDA may be commonly calculated) (ranging from 5.00:1 in 2005 to 3.00:1 in 2008), debt to equity (ranging from 80% in 2005 to 70% in 2008) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.60:1 in 2005 to 2.20:1 in 2008).

Due to voluntary prepayments made during 2005, for an aggregate amount of U.S.$ 265 million, as of December 31, 2005, the outstanding amount of this Revolving Credit Facility was U.S.$ 85 million.

On February 4, 2004, Endesa Chile entered into an agreement with a syndicate of banks to provide a new U.S.$ 250 million senior unsecured term loan facility through Endesa Chile’s Cayman Islands branch (the “Endesa Chile Facility”). Endesa Chile borrowed the full amount under this facility and used the proceeds of the borrowing plus the proceeds of the issuance of U.S.$ 600 million Yankee Bonds on July 18, 2003 to repay all amounts under another Endesa Chile credit facility dated May 15, 2003 for an original amount of U.S.$ 743 million. The margin over LIBOR at which interest accrues under the Endesa Chile Facility is determined by reference to the

S&P rating of Endesa Chile’s senior unsecured long-term foreign currency denominated debt; such margin ranges from 75 basis points for an A- or higher rating to 275 basis points for a rating lower than BB+.

On November 10, 2004, Endesa Chile refinanced the Endesa Chile Facility with a syndicated loan of U.S.$ 250 million. The new facility operates as a credit line or revolving facility (the “Endesa Chile Revolving Credit Facility”). This revolving feature allows the company to prepay or obtain funds several times while the facility is outstanding, as long as the total indebtedness under this facility does not exceed U.S.$ 250 million. The Revolving Credit Facility will mature on November 10, 2008. The margin over LIBOR is 37.5 basis points. In addition to the margin, the facility accrues a commitment fee with interest payable on the unused portion of the total commitment of U.S.$ 250 million. The accrued interest is 15 basis points if the used amount of the revolving is higher than 66% of the total amount; 20 basis points if the used amount is between 33% and 66%; or 25 basis points if the utilization is lower than 33%.

The Endesa Chile Facility ranks pari passu with all other unsubordinated debt of Endesa Chile and matures on November 10, 2010. The Endesa Chile Facility requires Endesa Chile to maintain specified financial covenants related to maximum ratios of indebtedness to adjusted cash flow (ranging from 9.40:1 in 2005 to 7.50:1 in 2010), indebtedness to EBITDA (ranging from 6.30:1 in 2005 to 4.20:1 in 2010), debt to equity (ranging from 112.5% in 2005 to 100.0% in 2010) and minimum ratio of adjusted cash flow to interest expense (ranging from 1.50:1 in 2005 to 2.0:1 in 2010).

Due to voluntary prepayments made during November and December 2005, for an aggregate amount of U.S.$ 120 million, as of December 31, 2005, the outstanding amount of the Endesa Chile Facility was U.S.$ 130 million.

On January 26, 2006, Endesa Chile, through Endesa Chile’s Cayman Islands branch, entered into a new credit agreement pursuant to which a syndicate of banks agreed to provide a new U.S.$ 200 million senior unsecured revolving loan facility (the “Endesa Chile New Facility”). This committed revolving facility shall be used for general corporate purposes, including repayment of the 7.2% Yankee Bond Notes maturing in April 1, 2006.

The Endesa Chile New Facility ranks pari passu with all other unsubordinated debt of Endesa Chile. No principal repayments are required under the Endesa Chile New facility until its maturity on July 28, 2011. Prior to maturity, Endesa Chile is required to pay interest in respect of the unpaid principal amount of all loans under the Endesa Chile New Facility, subject to mandatory prepayment of all amounts owed to any lender, at the option of such lender. The mandatory prepayments are produced if Endesa Chile ceases to be a public company, in the event of a change of control, if Endesa Chile repurchases or redeems its capital stock (other than the minimum required by law) or if any Government Agency of Chile imposes currency restrictions. These “change of control” provisions are harder to trigger than those of our prior bank debt.

The Endesa Chile New Facility requires Endesa Chile to maintain two specified financial covenants related to Consolidated indebtedness to EBITDA (ranging from 6.40:1 in 2005 to 5.90:1 in 2010) and debt to equity (ranging from 112.5% in 2005 to 102.0% in 2011).

The Enersis and Endesa Chile Yankee Bonds contain covenants that place restrictions on the extent to which Enersis and Endesa Chile and certain of their subsidiaries (i) create or incur liens on properties and assets and (ii) enter into sale and leaseback transactions.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis’ financial indebtedness is subject to cross-default provisions. The Enersis Revolving Credit Facility, the Endesa Chile Revolving Credit Facility and the Yankee Bonds represent the Company’s most material indebtedness, and contain the most material cross-default provisions. Other outstanding indebtedness is for less significant amounts, and their cross-default provisions, if any, have higher thresholds.

Payment defaults in relation to any individual indebtedness of Endesa Chile or its relevant subsidiaries, subject to expiration of applicable grace periods (if any) and materiality thresholds of U.S.$ 30 million outstanding (and U.S.$ 50 million in the case of the Endesa Chile New Facility), on an individual basis, could give rise to a cross default under these respective facilities. Endesa Chile’s relevant subsidiaries that have indebtedness in excess of U.S.$ 30 million as of December 31, 2005 are Endesa Chile Internacional and Betania.

Likewise, payment defaults in relation to any individual indebtedness of Enersis, or certain of its more relevant subsidiaries, including Endesa Chile, subject to expiration of applicable grace periods (if any) and a materiality threshold of U.S.$ 30 million (on an individual basis), could give rise to a cross default under the Enersis Revolving Credit Facility. Enersis’ relevant subsidiaries which indebtedness exceeds U.S.$ 30 million as of December 31, 2005 are Endesa Chile, Endesa Chile Internacional and Betania.

If Enersis or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, our Yankee bondholders would have cross acceleration rights. Enersis’ subsidiaries, which include certain subsidiaries of Endesa Chile, and have indebtedness in excess of U.S.$ 30 million as of December 31, 2005 are Endesa Chile, Coelce, Endesa Fortaleza, CIEN, Edelnor and Codensa.

In addition, if Endesa Chile or any of its subsidiaries defaults in the payment on any individual indebtedness having a principal amount in excess of U.S.$ 30 million, Endesa Chile Yankee bondholders would have cross acceleration rights. Endesa Chile’s subsidiaries which have indebtedness in excess of U.S.$ 30 million as of December 31, 2005 are Endesa Chile Internacional, Endesa Costanera, Betania and Emgesa. Any event of default arising out of Endesa Chile’s or Enersis’ Yankee Bonds would trigger a cross default under most of the existing bank credit agreements.

In addition to the payment cross-default provisions described in the previous paragraphs, certain Enersis and Endesa Chile indebtedness is subject to (a) cross-acceleration provisions, again subject to a materiality threshold of U.S.$ 30 million (U.S.$ 50 million in certain cases) on an individual basis, and (b) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated at the direction of the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods where applicable.

Payment of dividends and distributions by our subsidiaries and related companies represent an important source of funds for Enersis. The payment of dividends and distributions by certain subsidiaries and related companies are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earning criteria and other restrictions. Enersis has been advised by legal counsel in the various geographical locations where its subsidiaries and related companies operate that there are currently no other legal restrictions on the payment to Enersis of dividends or distributions from the jurisdictions where such subsidiaries or related companies are incorporated.

At the time of this filing, our Argentine subsidiary Endesa Costanera has not yet paid the December 2005 installment of its credit with Mitsubishi Corporation. However, through an acceptance letter, Mitsubishi Corporation has confirmed its willingness to discuss with Endesa Costanera a new debt payment schedule for the U.S.$ 4.8 million owed, which accounts for capital and accrued interest.

We will probably need to access external credit in order to refinance Enersis’ and Endesa Chile’s stand-alone indebtedness starting in 2006. We expect that we will continue to have access to sufficient sources of liquidity, principally local and international bond markets and bank loans.

In addition to available cash, as of this filing, Enersis currently has the ability to draw up to approximately U.S.$ 196 million from unused lines of credit granted by Chilean banks, and Endesa Chile has the ability to draw up to approximately another U.S.$ 180 million from similar sources. Our levels of consolidated indebtedness increased by 3%, from U.S.$ 6.7 billion as of December 31, 2004, to U.S.$ 6.9 billion as of December 31, 2005. The Company does not currently anticipate liquidity shortfalls affecting its ability to meet the obligations outlined previously. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Reconciliation of non-GAAP measures to Chilean GAAP 2004 – 2005

The table below excludes the effect of the appreciation of the Chilean peso against the U.S. dollar in our operating income for the periods indicated.

	2004	2005
	(in millions of Ch$)
Operating Income	672,983	805,333
Effect of Ch$ appreciation	(46,784)	—
Operating income excluding above	626,199	805,333

The table below include the effect of consolidation CIEN and Endesa Fortaleza for last quarter of 2004 for the period indicated.

	2004	2005
	(in millions of Ch$)
Operating Income	672,983	805,333
Consolidation CIEN and Endesa Fortaleza fourth quarter of 2004	11,887	—
Operating income included above	684,870	805,333

C.    Research and Development, Patents and Licenses, etc.

None.

D.    Trend Information.

In general, trends cannot be easily established for the energy business in the five countries in which we operate. However, we have identified the following:  there is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and a proposed introduction of trading companies that will market energy to final clients. In addition to increasing competition, this would give us access to a wider universe of customers, allowing us to compete to serve higher margin clients. There is also a general trend toward the interconnection of electricity systems, including systems that cross international borders, increasing competition in the markets served by interconnection projects and at the same time opening new markets for our current installed capacity.

In addition, our ability to rely on natural gas from Argentina is increasingly uncertain, because of natural gas restrictions applied by the Argentine government. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Argentina.”

E.     Off-balance Sheet Arrangements.

Enersis is not a party to any off-balance sheet transactions.

F.     Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2005.

ENERSIS on a Consolidated Basis

	Payment obligations due by period (in U.S.$ millions)
As of December 31, 2005	Total	Dec.2006	Dec. 2007	Dec. 2008	Dec. 2009	After 2009

Bank Debt	902	325	148	150	75	204
Local Bonds(1)	1,944	497	105	173	222	947
Yankee Bonds(2)	3,230	558	25	400	620	1,627
Other Debt(3)	930	192	146	145	108	339
Interest Expenses	4,214	639	553	475	380	2,167
Pension and Post-retirement obligations(4)	479	51	52	53	54	269
Purchase Obligations(5)	10,810	1,453	1,422	1,228	1,128	5,579
Operational Leases(6)	—	—	—	—	—	—
Total Contractual Obligations(7)	22,509	3,715	2,451	2,624	2,587	11,132

(1)   Includes net payment from Endesa Chile’s Currency Swap of U.S.$ 22.9 million.

(2)   Includes net payment of Enersis’ Currency Swaps for a total of U.S.$ 210.1 million.

(3)   Includes Endesa Chile’s capital lease obligations for a total of U.S.$ 47.7 million.

(4)   We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations. The amount of U.S.$ 269 million in the “After 2009” column includes all of our cash flow estimates relating to our unfunded plans plus one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans are approximately equal to U.S.$ 31 million per annum). However, you should assume that for every year after 2009, we have estimated that we will have an approximate U.S.$ 31 million cash flow commitment in connection with our funded plans. We have only included one year of cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations relating to such plans after 2008 would not accurately represent our year-to-year cash commitments.

(5)   Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services. In addition to the contractual operational obligations set forth above, annual payments of electricity purchase contacts that correspond to derivative instruments are quantified in Item 11. Market Risks — Commodity Price Risk.

(6)   We do not have any material operating lease obligations.

(7)   In addition to the contractual obligation set forth above, we expect to make capital expenditures of U.S.$ 635 million in 2005, U.S.$ 969 million in 2006 and U.S.$ 827 million in 2007.

G.    Safe harbor.

This Item 5, Management Discussion and Analysis, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management.

We are managed by our Board of Directors, which consists of seven members who are elected for a three-year term at a General Stockholders’ Meeting. If a vacancy occurs in the interim, the Board of Directors will elect a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting, at which time the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board. Set forth below are the members of our Board of Directors as of December 31, 2005.

Directors	Position	Held Since
Pablo Yrarrázaval V.(1)	Chairman	2002
Rafael Miranda R.	Vice Chairman	1999
Juan Ignacio de la Mata G.(2)	Director	2005
Rafael Español N.(2)	Director	2005
Ernesto Silva B.(1)(2)	Director	1997
Hernán Somerville S.(1)	Director	1999
Eugenio Tironi B.	Director	2000

(1)   Member of the Directors’ Committee.

(2)   Member of the Audit Committee.

Mr. Juan Ignacio de la Mata and Mr. Rafael Español were elected to the Board of Directors during 2005 and the election of the entire Board of Directors will take place in March 2006.

Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile and three of whom reside in Spain, as of December 31, 2005.

Pablo Yrarrázaval V. became Chairman of the Board of Directors in July 2002 and has been Chairman of the Directors’ Committee since April 2003. Mr. Yrarrázaval is a partner in the firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, Vice Chairman of Depósito Central de Valores S.A., DCV, and is also Chairman of the Santiago Stock Exchange, a position he has occupied since 1982. Before Mr. Yrarrázaval became Chairman of Enersis he was Chairman of Endesa Chile.

Rafael Miranda R., an industrial engineer from ICAI, joined Endesa-Spain in 1987 as Managing Director, and in 1997 was appointed Chief Executive Officer and has held this position since then. Also, he is Chairman of Eurelectric (Patronal Eléctrica Europea) and Chairman of Endesa Europe. Throughout his career, Mr. Miranda has held important positions in other Spanish companies such as Campofrío, S.A. and Tudor, S.A. Mr. Miranda currently serves on the Board of Directors of Endesa-Spain and as Chairman of several of its subsidiaries, including Endesa Internacional, S.A. At Enersis, Mr. Miranda has been a Director and Vice Chairman since April 1999.

Juan Ignacio de la Mata G. holds a degree in Law from the Universidad de Madrid. He worked as attorney at the Spanish Abogacía del Estado del Tribunal Supremo and at the Audiencia Nacional. Among other positions held, Mr. de la Mata has been Secretary of ENDESA, S.A.’s Board of Directors for 14 years, until 1999. Also, he has been Chairman of Empresa Nacional de Córdoba; Director of Compañía Sevillana de Electricidad and of Retevisión (currently “Auna”), as well as a member of various nonprofit organizations such as Fundación Endesa, Asociación Nacional de Fundaciones, General Secretary of UNICEF (Spanish Committee) and Chairman of NGO “Pueblos en Desarrollo-Puedes.”  At Enersis, Mr. de la Mata has been a Director since June 29, 2005.

Rafael Español N. holds a degree in Law from the Universidad de Barcelona, as well as degrees in Chemical Engineering and Business Science. He has served as Chairman of Aiscondel, director of Energía e Industrias Aragonesas, Chairman of Grupo SEDA, director of ENDESA, S.A. and Endesa Internacional, S.A. At Enersis, Mr. Español has been a Director since June 29, 2005. In addition, Mr. Español, is Chairman of “Profibra” (Productores Fibras Químicas de España), Chairman of CESCA, and of “Fundaciones catalanas para la Innovación y para el Deporte.”

Ernesto Silva B. has a commercial engineering degree from Pontificia Universidad Católica de Chile and holds an M.A. in Economics from the University of Chicago. Mr. Silva was Chief Executive Officer of Pehuenche between 1990 and 1995. Subsequently, he held several positions at Endesa Chile including Energy Division Director and Deputy Chief Executive Officer. In the past, Mr. Silva served as CEO of Ladeco S.A., CEO of Refractarios Chilenos S.A., CEO of Empresa Nacional de Petróleo, the state-owned oil company, as well as leading positions in Mideplan and Comisión Chilena del Cobre. He also worked as a university professor and in numerous nonprofit organizations. Currently, he is President of Universidad del Desarrollo, and a Director of Cuprum S.A., a private pension fund, Penta Vida Life Insurance Company, SCADA S.A. and SCADI S.A., highway concession companies. At Enersis, Mr. Silva has been a Director since 1997, and serves as member of the Directors’ Committee since April 2003, and of the Audit Committee since 2005.

Hernán Somerville S. has a law degree from Universidad de Chile and a M.C.J. degree from New York University Law School. Since 1989, Mr. Somerville is Managing Director and Partner of FINTEC, an investment, advisory and management company which led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank. Prior to his involvement with FINTEC, and from 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Currently, Mr. Somerville is Chairman of the Confederation of Production & Commerce in Chile (“CPC”). He is also the non-executive Chairman of the Board of Directors of the Chilean Association of Banks and Financial Institutions A.G., and former Chairman of FELABAN (Latin American Federation of Banks), Chairman of TRANSBANK S.A., the administrator of credit and debit cards in Chile. He is also a Board Member of Corp Banca, Viña Santa Rita, Forestal Neltume Carranco S.A., INACAP, and has been a Director at Enersis since 1999. Mr. Somerville is one of the three Chilean representatives at the Asia Pacific Economic Council’s Business

Advisory Committee, and is President of the Chilean Pacific Foundation. He is also a member of the Interamerican Bar Association and the New York City Bar Association.

Eugenio Tironi B. received a Ph.D. in sociology from L’Ecole des Hautes Etudes en Sciences Sociales (Paris, France). He is currently a Professor of the Sociology Department of Pontificia Universidad Católica de Chile, and has published sixteen books and hundreds of articles in this field, both in Chile and abroad. Mr. Tironi has been a consultant to international organizations such as the World Bank, the International Labor Organization, the Economic Commission for South America and the Caribbean (“CEPAL” in its Spanish acronym) and the United Nations Development Program. Between 1990 and 1994, he was a Director of the Secretary for Communication and Culture of the Chilean Government. In addition, since 1994, Mr. Tironi has been the Chairman of Tironi Asociados, a consulting and strategic communications firm, which has advised many Chilean and international firms. Mr. Tironi was a visiting professor at Notre Dame University for the fall 2002 semester. Mr. Tironi has been a Director of Enersis since July 2000.

Executive Officers (as of December 31, 2005)

	Position	Current Position Held Since
Mario Valcarce D.	Chief Executive Officer	2003
José Luis Domínguez C.	Communications Officer	2003
Alfredo Ergas S.	Chief Financial Officer	2003
Francisco Herrera F.	Auditing Officer	2003
Fernando Isac C.(2)	Accounting Officer	2003
Macarena Lama C.(1)	Planning and Control Officer	2003
Francisco Silva B.	Human Resources Officer	2003
Domingo Valdés P.	General Counsel	1999

(1)   Ms. Macarena Lama joined Endesa-Spain in 1997 and she has been working in Enersis since 2003.

(2)   Mr. Fernando Isac joined Endesa-Spain in 1977 and he has been working in Enersis since 2001.

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.

Mario Valcarce D. joined Chilectra in 1980. Mr. Valcarce has been Chief Executive Officer of Enersis since July 31, 2003. Before becoming Chief Executive Officer, Mr. Valcarce held the position of Chief Financial Officer since October 2002. Prior to that, Mr. Valcarce was the CFO of Endesa Chile since 1995. Mr. Valcarce holds a degree in commercial engineering from the Universidad Católica de Valparaíso. He is also a member of the Risk Classification Committee of the Chilean Pension Funds System. Currently, Mr. Valcarce is also Director of Generandes Peru S.A., Director of Endesa Brasil, Chairman of Enersis International, and Chairman of Elesur S.A., all affiliates or subsidiaries of Enersis.

José Luis Domínguez C., Communications Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. Mr. Domínguez joined the Enersis Group in May 1987 and held many positions in Endesa Chile and its Chilean subsidiaries until 2000. Since 2004, Mr. Domínguez has been Director of Acción RSE and CEO of Fundación Huinay, our environmental nonprofit organization. Between 1995 and 1999, Mr. Domínguez also served, at different times, as CEO of Celta, Director of Ingendesa, and Chairman of GasAtacama.

Alfredo Ergas S., a commercial engineer from Universidad de Chile joined the Enersis Group in April 1993 and has been the Chief Financial Officer of Enersis since July 2003, after having held a similar position at Endesa Chile. Before that, Mr. Ergas served as Chief Finance and Administration Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002. Prior to that, Mr. Ergas served in Enersis as Chief Planning and Control Officer and since April 1993 he served as Deputy Chief Financial Officer for Endesa Chile. Currently, Mr. Ergas serves as Director of Codensa S.A. E.S.P., Elesur S.A., Enersis Internacional, Compañía Eléctrica Cono Sur S.A., Endesa Chile Internacional, and Inversiones GasAtacama Holding Ltda., all affiliates or subsidiaries of Enersis.

Francisco Herrera F., Auditing Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. He joined the Enersis Group in 1996, having worked as Finance Director of Endesa Chile subsidiaries prior to his most current position. Prior to joining the Enersis Group, Mr. Herrera worked at Cemento Polpaico, CMPC and Ladeco.

Fernando Isac C., an economist, is a graduate of Universidad de Zaragoza. Mr. Isac worked in several accounting and finance positions in Eléctricas Reunidas de Zaragoza (“ERZ”), a subsidiary of Endesa-Spain, between 1977 and 1996. Subsequently, he was a Director of Electricidad de Caracas (Venezuela) until 1998. Between 1998 and September 2000, he was Deputy CFO of ERZ, a subsidiary of Endesa-Spain. In September 2000, Mr. Isac joined Enersis as Accounting Director. Since July 2003, Mr. Isac has been the Accounting Officer, reporting directly to the CEO, and he is also CEO of Elesur S.A., a subsidiary of Enersis.

Macarena Lama C., an agricultural engineer by profession, is a graduate of Escuela Técnica Superior de Ingenieros Agrónomos de Madrid, and received a degree in business management in 1984. Prior to joining Endesa-Spain in 1997, she worked at SEPI (the Spanish state-owned entity in charge of sales of operating companies to the private sector), among others. Over the last six years, she has held several key positions in planning, control and finance obligations of Endesa Diversificación, S.A. (Spain). Since September 2003, Ms. Lama has been the Planning and Control Officer.

Francisco Silva B., holds a degree in public administration from Universidad de Chile, and received a D.P.A. from Universidad Adolfo Ibáñez in 1986. Mr. Silva joined Chilectra in 1987, and has since worked mostly in human resources and general management positions in several subsidiaries and affiliates of Enersis. Between 1998 and 2000, and again since July 2003, he has been the Enersis Human Resources Officer. From January 2001 to June 2003, he worked as Adjunct Director of an Endesa-Spain subsidiary.

Domingo Valdés P., General Counsel since May 1999, is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago. Prior to his current position, he was a lawyer at Chilectra since 1993, when he joined the Enersis Group and Legal Counselor at Enersis since December 1997. Mr. Valdés also worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., (Chile) and an associate at Carey & Cía., a Santiago-based law firm. Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Law and Economics at Universidad de Chile Law School. Currently, Mr. Valdés is the Vice-Chairman of Elesur S.A., a subsidiary of Enersis.

B.    Compensation.

Directors are paid fees for attendance at meetings of the Board of Directors, of the Directors Committee and of the Audit Committee, and for service on the Boards of Directors of our subsidiaries. In 2005, the total compensation paid to each of our directors, which in certain cases includes compensation for service on the boards of our subsidiaries, was as follows:

Year ended December 31, 2005
(in thousands of Ch$)
Pablo Yrarrázaval	57,965
Rafael Miranda	31,504
José Luis Palomo	11,319
Alfonso Arias	11,955
Ernesto Silva	35,042
Hernán Somerville	33,755
Eugenio Tironi	24,210
Juan Ignacio de la Mata	14,262
Rafael Español	13,626
Total	233,638

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation. For the year ended December 31, 2005, the aggregate gross compensation paid or accrued (including performance-based bonuses) of the executive officers of Enersis, was Ch$ 1,546,408,532. Executive Officers are eligible for variable compensation under a bonus plan. Enersis provides for its executive officers an annual bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in April 2005 was Ch$ 503,548,167, and is included in the aggregate compensation.

The amounts set aside or accrued by the Company in 2005 to provide pension, retirement or similar benefits totaled Ch$ 442,250,466. No severance indemnities were paid to the company’s executive officers in 2005.

C.    Board practices.

The current Board of Directors was elected at the Shareholders’ meeting dated March 31, 2003 for a period of three years. For the period during which that person has served, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above. Directors have no service contracts with Enersis.

Corporate Governance

Enersis is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation or bylaws, of Enersis, consists of seven directors who are elected at an annual regular shareholders’ meeting. Each director serves for a three-year term and the term of each of the seven directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the Board of Directors at the next Ordinary Shareholders’ Meeting to be held. The current Board of Directors was elected in March 2003 and their terms expire in March 2006. On June 29, 2005, Directors Messrs. José Luis Palomo and Alfonso Arias resigned from the Board of Directors, and Messrs. Juan Ignacio de la Mata and Rafael Español were elected by the Board of Directors to fill the vacancies until the next Ordinary Shareholders Meeting to be held on March 31, 2006, when an entire new Board of Directors will be elected. The members of the Board of Directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of employment.

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

The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, which determine the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities markets.

The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board on May 28, 2003, and the Employees Code of Conduct, which develop our principles and values, establish the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our senior executives and other employees may undertake outside the scope of their employment with us.

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

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We are subject to this requirement as of July 31, 2005.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07. We do not currently comply with Rule 303A.07, but as of July 31, 2005, we do comply with both the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005 the Board of Directors of Enersis created an Audit Committee, composed of three directors meeting the independence requirements of the NYSE: Mr. Juan Ignacio de la Mata (Chairman), Mr. Rafael Español and Mr. Ernesto Silva. Mr. Español is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), but otherwise meets the independence requirements of the NYSE.

As required by Chilean Law, Enersis also has a Directors’ Committee composed of three directors. Although Chilean Law requires that a majority of the Directors’ Committee (two out of three members) must be composed of directors who were not nominated by the controlling shareholder and did not seek votes from the controlling shareholder (a “non-control director”), it permits the Directors’ Committee to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the board to serve on the committee. Currently, our Directors’ Committee is composed of one non-control director and of two directors appointed by the controlling shareholder.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Chilean law does not contemplate this practice, other than with respect to the codes of conduct described above.

Committees and Other Advisory Bodies

Directors’ Committee (Comité de Directores)

The Directors’ Committee is composed of three members who are simultaneously directors of the Company. It performs the following functions:

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

The Audit Committee (Comité de Auditoría)

The Audit Committee is composed of three independent members who are simultaneously directors of the Company. It performs the following functions:

•      it is one of the committees responsible for the proposal of the appointment and compensation of independent auditors at the Shareholders’ Meeting;

•      it is responsible for the oversight of the work of independent auditors;

•      it pre-approves of all audit and non-audit services provided by the independent auditors;

•      it establishes of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

D.    Employees.

The following table provides the total number of employees for our company and its subsidiaries for the past three fiscal years:

	Years ended December 31,
	2003	2004	2005
Enersis (Chile)	206	212	215
Endesa Chile(1)	1,515	1,562	1,560
Endesa Brasil(2)	—	—	2,842
Chilectra (Chile)	745	692	712
Edesur (Argentina)	2,258	2,277	2,338
Edelnor (Peru)	554	543	536
Ampla (Brazil)	1,517	1,408	—
Codensa (Colombia)	858	901	926
Coelce (Brazil)	1,375	1,337	—
Other Businesses(3)	2,128	2,286	2,524
Total	11,156	11,218	11,653

(1)   Includes Chilean operations and subsidiaries in Argentina, Colombia and Peru.

(2)   In 2005, Endesa Brasil includes Ampla, Coelce, Cachoeira Dourada, Endesa Fortaleza, CIEN, CTM and TESA.

(3)   Includes CAM, Synapsis and IMV.

As of December 31, 2005, Enersis, on a consolidated basis, had 702 temporary employees; of which 272 correspond to Ingendesa, Endesa Chile’s subsidiary, 286 correspond to CAM, 79 to Synapsis, 25 to Codensa and the remaining are distributed among other companies. For the past two years, the total number of temporary employees has not changed materially.

Chile

As of December 31, 2005, Enersis and its principal subsidiaries and related companies had 11,653 employees, including 2,541 employees of Enersis and of all Chilean majority-owned subsidiaries, which in turn includes 484 employees of Endesa Chile employed in Chile. In July and December 2003, two collective bargaining agreements were entered with employees of Enersis. Each agreement expires in 4 years, in July and December 2007, respectively. Collective bargaining agreements with employees of Chilectra took effect on December 2004 and are scheduled to expire on December 2008. Endesa Chile signed an agreement with the Engineers Union in December 2003. This agreement will expire in December 2006. Endesa’s collective bargaining agreements with electro-mechanical, technical and administrative personnel terminate in June and December 2008. In December 2004, two collective agreements with the employees of CAM were signed, which expire in December 2007 and December 2008, respectively. This year we signed another collective agreement which expires in December 2008.

Argentina

As of December 31, 2005, Edesur had 2,338 employees, Endesa Costanera (a subsidiary of Endesa Chile) had 262 employees and El Chocón had 49 employees. In October 2004 two collective agreements were signed with the employees of Edesur; however, the agreements have not yet been registered with government authorities and have accordingly not taken effect. We anticipate that the agreements will be registered and will take effect in 2006. Endesa Costanera is also a party to two collective bargaining agreements, both of which are in the process of negotiations and are expected to be signed during the first quarter of 2006.

Brazil

As of December 31, 2005, Ampla had 1,326 employees, Endesa Chile employed 55 persons in Cachoeira Dourada and Coelce had 1,319 employees. CIEN and Endesa Fortaleza had 84 and 52 employees as of the same date, respectively, while the remaining number of employees are distributed within CTM and TESA. Coelce is a party to a collective bargaining agreement that is scheduled to expire in October 2006. Cachoeira Dourada is a party to two collective bargaining agreements, which expire in April 2006 and 2007, respectively. Ampla is a party to collective bargaining agreements that are scheduled to expire in September 2007. Such agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be for more than two years.

Colombia

As of December 31, 2005, Codensa had 926 employees. Betania, Endesa Chile’s subsidiary, employed 34 persons and Emgesa had 292 employees as of December 31, 2005. Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year terms; however, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that is scheduled to expire in December 2007.

Peru

As of December 31, 2005, Edelnor had 536 employees and Endesa Chile’s related company Edegel had 167 employees. Edelnor is a party to three collective bargaining agreements that are scheduled to expire in December 2008. Edegel is a party to a collective bargaining agreement that expires in December 2008.

E.     Share ownership.

To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company. None of Enersis’ directors and officers have any stock options.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major shareholders.

As of December 31, 2005, Endesa-Spain beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, or AFPs, owned 17.1% in the aggregate, with the highest AFP shareholding being AFP Provida, with 5.5%. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 8.0% of our equity. ADR holders own 9.4% of the equity. Approximately 9,097 minority shareholders own the remaining 4.8% of shares.

Principal Shareholders

Enersis’ only outstanding voting securities are shares of common stock. As of December 31, 2005, according to our stockholder records, our 32,651,166,465 shares of common stock outstanding were held by 9,247 stockholders of record.

As of December 31, 2005, six of seven members of our Board of Directors were designees of Endesa-Spain. As a result of the foregoing, Endesa-Spain has exerted majority control over Enersis since April 1999. However, Endesa-Spain does not have different voting rights than the other shareholders of Enersis. The following table sets forth certain information concerning ownership of the common stock as of December 31, 2005, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock.

	No. of Shares Owned	Percentage of Shares Outstanding
Endesa-Spain(1)	19,794,583,473	60.6%
AFP Provida(2)	1,802,617,868	5.5%

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

Directors and executive officers of companies who violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act, as amended, provides that a corporation may only execute transactions in which one or more directors have a personal interest or an interest as a representative of another person, when such transactions are previously examined and reported to the Board of Directors by the Directors’ Committee and then approved by the Board of Directors prior to execution by the company, and the terms of such transactions are adjusted to equitable conditions similar to those customarily prevailing in the market. Resolutions approving transactions under Article 44 must be reported to our stockholders in the next stockholders’ meeting. If the transactions involve a material amount, the board of directors must determine in advance if the transactions are adjusted to equitable conditions similar to those customarily prevailing in the market or not. If the board decides that it is not possible to ascertain such conditions, the board of directors, with the exclusion of interested directors, may approve or reject the transaction, or appoint two independent appraisers. The appraisers’ report will be available to the shareholders and the board of directors for a period of 20 business days. Once such term has expired, the board of directors may approve or reject the transaction, with the abstention of interested directors. If shareholders representing 5% or more of the voting shares consider that the terms and conditions of the transactions are not favorable to the interests of the company, or that the appraisers’ reports are substantially different, they may request that the board convoke an extraordinary shareholders’ meeting to approve or reject the transaction with a majority of two-thirds of the voting shares. Violation of Article 44 may result in administrative and criminal sanctions and civil liability to us, our shareholders or interested third parties who suffer losses as a result of such violation. We, our shareholders and interested third parties, however, may ask the interested director to reimburse the company in an amount equivalent to the benefits that the transaction in violation of Article 44 represented to the interested director, relatives and/or representatives.

It is common practice in Chile to transfer surplus funds of one company to another related company that has a cash deficit. These transactions are carried out through short-term intercompany loans. Under Chilean law and regulation, such transactions must be carried out on an arm’s length basis. It is our policy to manage all cash inflows and outflows of our wholly-owned Chilean subsidiaries, Endesa Chile and Endesa Chile’s Chilean subsidiaries by way of a centralized cash management policy. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee.

In other countries in the regions in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Enersis has made structured loans to Chilean subsidiaries, at the same cost of funds for Enersis, primarily in order to finance foreign investments. As of December 31, 2005, the outstanding net balance for such loans was

U.S.$ 762 million, the largest amount outstanding during 2004 was U.S.$ 855 million. Additionally, Enersis lent to its foreign subsidiaries an amount of U.S.$ 109 million as of December 31, 2005. The largest net amount outstanding during 2005 for such loans to its foreign subsidiaries was U.S.$ 109 million.

The interest rate on these intercompany loans to Enersis’ subsidiaries ranges from 1.7% to 7.0% in Chile, with a weighted average interest rate of approximately 5.6%. The interest rate on these intercompany loans to Enersis’ foreign subsidiaries ranges from 9.1% to 10.5%, with a weighted average interest rate of approximately 9.9%.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2005, the outstanding net balance for such loans was U.S.$ 544 million. The largest amount outstanding during 2005 for such loans to its Chilean subsidiaries was U.S.$ 559 million. Additionally, Endesa Chile lent money to its foreign subsidiaries in order to finance foreign investments, in an amount of U.S.$ 458 million as of December 31, 2005. The largest amount outstanding during 2005 for such loans to its foreign subsidiaries was U.S.$ 501 million.

The interest rates on these intercompany loans to Endesa Chile’s Chilean subsidiaries range from 2.3% to 7.0%, with a weighted average interest rate of approximately 5.0%. The interest rates on these intercompany loans to Endesa Chile’s foreign subsidiaries range from 6.9% to 10.1%, with a weighted average interest rate of approximately 8.7%.

As of the date of this report, the abovementioned transactions have not suffered material changes. For more information regarding transactions with related companies, refer to note 6 of our consolidated financial statements.

C.    Interests of experts and counsel.

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements” for our consolidated financial statements.

Legal Proceedings

We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results from operations. For more information on all of our legal proceeding please refer to note 30 of our consolidated financial statements.

Dividends

As determined by Enersis’ Board of Directors, the dividend policy for fiscal year 2005 was not to pay provisional dividends to stockholders and to propose at the General Shareholders’ Meeting to be held during the first four months of 2006, a definitive dividend payment of Ch$ 1.0 per share, which is equivalent to 62.2% of the annual net income of fiscal year 2005 before negative goodwill amortization.

In addition, the board generally proposes to the shareholders a “definitive dividend” payable each year, and attributable to the prior year, which cannot be less than the legal minimum, which is 30% of annual net income before negative goodwill amortization. At a Board of Directors meeting held on February 28, 2006 the Board agreed to propose at the general shareholders’ meeting the payment of a definitive dividend attributable to fiscal year 2005, equivalent to 62.2% of the annual net income before negative goodwill amortization.

The Board of Directors also approved a dividend policy for fiscal year 2006, which includes paying a provisional dividend to stockholders equivalent to 15% of the net income accumulated up to October 31, 2006 before negative goodwill amortization, to be paid on December 2006, and to propose to the general shareholders’

meeting to be held during the first four months of 2007, a definitive dividend payment equivalent to 60% of the annual net income of fiscal year 2006 before negative goodwill amortization. Such definitive dividend policy reflects the Board of Director’s intention; however, actual dividends will be subject to net profits actually obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the moment of such dividend declaration.

Enersis, as a holding company, is primarily dependent upon cash inflows from its operating subsidiaries in the form of dividend payments, interest payments, management fees and capital reductions for servicing its debt obligations. The principal operating subsidiaries and related companies of Enersis are Endesa Chile and Chilectra in Chile, Edesur in Argentina, Edelnor in Peru, Ampla and Coelce in Brazil (through Endesa Brasil) and Codensa in Colombia. See “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Related Companies.”

Stockholders set dividend policies at each subsidiary and related company. There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and related companies.

Dividends Paid

Year	Nominal Ch$(1)	U.S.$ per ADS(2)
	(Ch$ per share)
2001	1.81	0.18
2002	—	—
2003	—	—
2004	—	—
2005	0.42	0.04

(1)   Amounts shown are in historical Chilean pesos and reflect the dividends paid in each year corresponding to net profits of the previous years i.e., the Ch$ 0.42 per share paid in 2005 corresponds to 2004’s net profit.

(2)   The U.S. dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 512.5=U.S.$ 1.00, the Observed Exchange Rate prevailing on December 31, 2005, to the constant Chilean peso amount.

For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information — E. Taxation.” and “Item 10. Additional Information — D. Exchange Controls.”

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

The table below shows, for the periods indicated, the share volume, quarterly high and low closing prices in Chilean pesos of the Shares on the Santiago Stock Exchange and the quarterly high and low closing prices of the ADSs in U.S. dollars as reported by the NYSE.

	Chilean Pesos Per Share(1)			U.S.$ per ADS(2)
	Share Volume	High	Low	High		Low

2006
February	524,639,758	129.49	120.50	12	2/3	11	2/5
January	772,141,968	127.90	108.50	12	1/3	10	3/5

2005
December	618,835,548	122.00	109.00	8	2/3	7	1/3
4th quarter	2,212,992,708	130.00	109.00	12	1/3	10	1/2
3rd quarter	1,840,936,792	123.00	111.00	11	1/2	9	7/8
2nd quarter	2,112,530,098	126.00	97.00	10	6/7	8	1/4
1st quarter	1,348,339,507	103.50	87.00	9		7	1/3

2004
December	568,896,414	97.00	87.00	8	5/8	7	2/5
4th quarter	2,248,285,905	97.00	84.00	8	5/8	6	4/5
3rd quarter	2,236,312,231	89.51	73.00	7	1/2	5	2/3
2nd quarter	1,032,271,059	82.01	70.00	6	5/6	5	1/2
1st quarter	1,413,791,567	87.50	73.00	7	3/4	5	7/8

2003
4th quarter	2,949,415,326	88.00	72.01	7	2/5	5	7/9
3rd quarter	2,615,141,119	76.50	60.80	6		4	1/2
2nd quarter	2,037,701,115	73.00	56.00	5	1/4	3	6/7
1st quarter	435,639,838	67.00	55.00	4	5/7	3	5/8

2002
4th quarter	684,639,252	77.00	52.00	5	2/9	3	5/7
3rd quarter	692,521,240	92.80	65.01	6	4/5	4	1/6
2nd quarter	474,079,058	127.02	79.49	10		5	4/7
1st quarter	512,037,133	176.00	117.50	13	3/4	8	3/4

2001
4th quarter	393,051,601	202.00	163.76	15	1/2	11	1/3
3rd quarter	226,195,786	200.00	171.00	15	2/5	12	1/4
2nd quarter	292,388,256	207.75	185.00	17	2/5	14	1/8
1st quarter	217,618,425	222.00	188.00	20	1/9	15	3/5

2000
4th quarter	198,483,727	218.00	166.99	19		14	1/2
3rd quarter	88,658,193	226.00	191.00	21	1/4	17
2nd quarter	110,101,006	234.00	192.00	28	4/7	18	3/8
1st quarter	190,988,287	252.00	190.00	24	1/8	18	3/8

(1)   As reported by the Santiago Stock Exchange. Chilean pesos per share reflect the nominal price as of the trade date. The price has not been restated in constant Chilean pesos.

(2)   As reported by the NYSE. One ADS = 50 Shares.

As of December 31, 2005, there were 61,372,858 ADSs (equivalent to 3,068,642,900 common shares) outstanding. Such ADSs represented at such date approximately 9.4% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.

Trading

The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 stockholders as of the date of this filing.  As of December 31, 2005, 245 companies had shares listed on the Santiago Stock Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S.$ are traded on the Santiago Stock Exchange.  In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, U.S. dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m., to 4:30 p.m., Santiago time, which varies from New York City time depending on the season.  The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m., to 4:30 p.m. on each business day.  On days in which auctions are scheduled, there are three times available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA.  The IGPA is calculated using the prices of over 160 issues and is broken into five main sectors: banks and finance; farming and forest products; mining; industry and miscellaneous.  The IPSA is calculated using the prices of the 40 most actively traded shares.  The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2005, Enersis and Endesa Chile shares were included in the IPSA.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile.  Trading of our shares in the Latibex amounted to approximately 2.1 million units in 2005, which in turn was equivalent to € 16.6 million.  The stock closed at € 9.30 on the last day of trading in Latibex in 2005.

B.    Plan of Distribution.

Not applicable.

C.    Markets.

See “Item 9. The Offer and Listing — A. Offer and listing details — Market Price and Volume Information” above.

D.    Selling Shareholders.

Not applicable.

E.     Dilution.

Not applicable.

F.     Expense of the Issue.

Not applicable.

Item 10. Additional Information

A.    Share capital.

Included below in Section B of this Item 10.

B.    Memorandum and Articles of Association.

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

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) under the Securities Market Law (Ley de Mercado de Valores No. 18,045) and the Chilean Companies Act (Ley de Sociedades Anónimas No. 18,046).  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions.  Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless of the number of their shareholders.  Enersis is a publicly held limited liability stock company (sociedad anónima abierta).

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

Board of Directors

Our Board of Directors is made up of seven members who may or may not be shareholders of Enersis.  Members of the board are appointed by the general meeting of shareholders and are elected for a period of three years at the end of which they will be re-elected or replaced.

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

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “— Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, such subscriber is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction.  However, until such shares are sold at auction, the subscriber continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized shares, and issued shares for which full payment has not been made within the period fixed by the extraordinary shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

On April 30, 1999, our shareholders approved a capital increase of 2.58 billion shares, In 2000, the Company issued a Pre-Emptive Rights’ Offering, including an ADS Offering, in which approximately 1.49 billion common shares were fully subscribed and paid under this capital increase.  On April 30, 2002, the three-year period, granted by the Company’s shareholders in order to carry out the remainder of the authorized capital increase, expired.  Therefore, the shares of the Company were reduced to the number which until now have been fully subscribed and paid.

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

Under the last capital increase, the first preemptive rights period ended on June 30, 2003 and the second period was from November 20 and December 20, 2003.  Between the two preemptive rights periods, there was also a preferred opportunity for Enersis’ local bondholders to tender their bonds in exchange for shares of common stock.

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

•      certain remedies for the nullification of the corporate by-laws.

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

Dividends which are declared but not paid or held available to shareholders within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration — are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.

In the event of a liquidation of Enersis, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment of all creditors.

Approval of Financial Statements

The Board of Directors is required to submit Enersis’ financial statements to the shareholders annually for their approval.  If the shareholders by a vote of a majority of shares present (in person or by proxy) at the shareholders’

meeting reject the financial statements, the Board of Directors must submit new financial statements no later than 60 days from the date of such meeting.  If the shareholders reject the new financial statements, the entire Board of Directors is deemed removed from office and a new board is elected at the same meeting.  Directors who individually approved such financial statements are disqualified for re-election for the following period.  Our shareholders have never rejected the financial statements presented by the Board of Directors.

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

Acquisition of Shares

There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares, except for the maximum concentration limit of shares to be held or voted, which currently is set at 65%, and provided for in Articles 5 Bis and 27 Bis of our by-laws.

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

Investments by AFPs

Title XII of DL-3500 permits AFPs to invest their fund assets in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Comisión Clasificadora de Riesgo, or the CCR.  The CCR establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Except for the period from March 2003 to March 2004, Enersis has been a Title XII Company since 1985 and is approved by the CCR.

Registrations and Transfers

The shares are currently registered by Enersis through an Administrative Agent named DCV Registros S.A.  This entity is responsible for Enersis’ shareholders registry as well.  In the case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

C.    Material contracts.

None.

D.    Exchange controls.

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.

On January 23, 2002, the Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one.  The new Compendium is in effect since March 1, 2002.

With these new rules, the Central Bank ends a process of gradual deregulation of the foreign exchange market,

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

Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, non-interest-bearing U.S. dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into Chilean pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for U.S. dollar deposits plus a market spread that currently approximates 4%).  On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated.  Despite this elimination, the Central Bank may at any time reinstate the encaje.

Foreign Investment Contract and Chapter XXVI

In connection with our initial offering of ADSs in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company.  Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.  A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI.  This Compendium was restated and has been in force since March 1, 2002.  As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market.  However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting Chilean pesos to U.S.$ and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market.  However, foreign investors who did not deposit their shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”) access to the Formal Exchange Market to convert Chilean pesos into U.S. dollars (and to remit such U.S. dollars outside of Chile), including amounts received as:

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

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into Chilean pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire U.S.$, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

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

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid over by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  On September 28, 2001, the Chilean corporate tax rate was amended.  Until December 31, 2001, the corporate tax rate was 15%.  For 2002, the corporate tax rate increased to 16%.  For 2003, the corporate tax rate increased to 16.5% and since 2004 it has been 17%.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.00
Chilean corporate income tax (17% of Ch$ 100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5

Withholding tax (35% of the sum of Ch$ 41.50 dividend plus Ch$ 8.50 credit)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

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

Taxation on Sale or Exchange of Shares or ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs, or ADRs evidencing ADSs, outside Chile will not be subject to Chilean taxation.

Taxation on shares acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if either the foreign holder:

•      has held the shares for less than one year since exchanging ADSs for the shares; or

•      acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares.

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

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a non-taxable event.  In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

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

Unless otherwise stated, this discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, as described more fully below.  This discussion also assumes that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and that the representations made by the Depositary regarding the pre-release of our ADRs are true.  The U.S. Treasury has expressed concern that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits.  Such actions would also be inconsistent with claiming the 15% rate described below applicable to certain dividends received by non-corporate holders.  Accordingly, the creditability of Chilean taxes and the availability of the 15% rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released.

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made in respect of our ADSs or shares, other than certain pro rata distributions of common shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction allowed to corporations under the Code.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%.  U.S. Holders should consult their own tax advisors regarding the application of this rate in their particular circumstances.  The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.

Dividends paid in Chilean pesos will be includeable in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively receive such dividends, regardless of whether the pesos are in fact converted into U.S. dollars at that time.  If you hold shares, dividends are treated as received on the date you receive your distribution.  If you hold ADSs, that date would be the date on which the Depositary receives the distribution.  If items received in pesos are not converted into U.S. dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.

Effect of Chilean withholding taxes

Payments of dividends on our ADSs or shares to foreign investors are subject to Chilean withholding taxes.  For U.S. federal income tax purposes, you will be treated as having received the gross amount of any dividend paid, including the net amount of Chilean taxes withheld by us, and then as having paid over the withheld taxes to the Chilean tax authorities.  As a result, the amount of dividend income includible in gross income for U.S. federal income tax purposes by you in connection with a payment of dividends will be greater than the amount of cash actually received by you.

However, subject to generally applicable limitations and restrictions, which may vary depending upon your circumstances, and subject to the discussion above regarding concerns expressed by the U.S. Treasury, you will be entitled to a credit against your U.S. federal income tax liability, or a deduction in computing your U.S. federal taxable income, for the net amount of Chilean income taxes withheld by us.  The limitation on foreign taxes eligible for credit is calculated separately for specific classes of income.  The rules governing foreign tax credits are complex and, therefore, you are urged to consult your tax advisor to determine the extent to which you are entitled to foreign tax credits with respect to dividends paid on our ADSs or shares.

Sale or other disposition

Upon a sale or other disposition of our ADSs or shares, you generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized on the sale or disposition and your adjusted tax basis in the ADSs or shares.  This gain or loss will be long-term capital gain or loss if you held our ADSs or shares for more than one year on the date of disposition.  Capital losses are subject to limitations.  Any gain or loss will generally be U.S-source gain or loss for foreign tax credit purposes.  Certain gains recognized upon a sale or exchange of our shares (but not ADSs that are disposed of outside Chile) are subject to Chilean income taxes.  Due to generally applicable limitations and restrictions, those taxes may not be creditable against your U.S. federal income tax liability.  You are urged to consult your tax advisor to determine the extent to which you may be entitled to foreign tax credits with respect to taxes paid with respect to gains recognized upon sale or exchange of our shares or ADSs.

Passive Foreign Investment Company rules

We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2005 taxable year.  We believe that we have never been a PFIC and that it is unlikely that we will become a PFIC in the foreseeable future.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which you held an ADS or a share, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply and additional tax form filing requirements.  You are urged to consult your tax advisors regarding the consequences to you if we were considered to be a PFIC, as well as the availability and advisability of making an election to avoid the adverse United States federal income tax consequences of PFIC status should we be classified as a PFIC for any taxable year.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Enersis is exposed to various market volatilities; the most important are volatilities in (i) commodity price, as a result of long-term energy sale contracts; (ii) interest rate, since we have debt which bears floating interest rates and (iii) foreign currency, since part of our debt is denominated in currencies different than the currencies of own cash flows from assets.  These risks are monitored and managed by our finance department and finance committee, which in turn report directly to the Board of Directors.  The Company has standardized norms and procedures that regulate the management of foreign exchange and interest rate risks.  These norms and procedures are obligatory for each of the Company’s subsidiaries.  In addition, each subsidiary has its own hedging policies that are reviewed by the finance department of Enersis, and comply with Enersis policies.  The tables included in this section show the net debt position of Enersis after cross-currency swaps, interest rate collars and interest rate swaps.

Our core businesses are the generation, transmission and distribution of electricity.  We do not enter into financial instruments for non-trading or speculative purposes.  As a result, all market risks are trading risks.

Commodity Price Risk

In our electricity generation business we are exposed to market risks arising from the volatility of electricity, fuel oil, natural gas and coal prices.  In order to manage these exposures, we enter into long-term contracts with suppliers and customers.  In Brazil and Argentina we also enter into contracts to secure long-term supplies of electricity for our interconnection business between Argentina and Brazil.  All contracts that constitute commodity-price sensitive instruments held as of December 31, 2005 and 2004 related to electricity were entered into for trading purposes.

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2005 and 2004 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

We are exposed to the volatility of coal prices in the Chilean and Colombian market.  We manage our exposure to this commodity by entering into short-term contracts with our suppliers.  We believe that our exposure to this commodity is immaterial.  As of December 31, 2005 and 2004 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.

The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company as of December 31, 2005 and 2004 differentiated by power market and company.  These electricity price-sensitive instruments are power forward contracts with multiple delivery dates and require physical delivery.  Net settlement is not allowed for any of the contracts.  Most contracts have optionality features in quantities and prices with indexation clauses to factors such as inflation indices, foreign currencies and natural gas prices in Argentina.  In the construction of these tables management makes assumptions using available market data and pricing models.  Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others.  These inputs become more difficult to predict and the estimates less precise as the term of the contract increases.  As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.

CHILE

ENDESA CHILE		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value (U.S.$ millions)
Purchase of Electricity	GWh	720	720	—	—	—	—	1,440	(24.72)

ENDESA CHILE		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value (U.S.$ millions)
Weighted Average Price	US$/MWh	41.0	42.0	—	—	—	—	—	—

BRAZIL

CIEN		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value (U.S.$ millions)
Sale of Electricity	GWh	6,367	6,317	6,352	9,196	9,196	9,196	46,624	291.16
Weighted Average Price	US$/MWh	33.8	34.2	33.5	33.7	33.3	33.3	—	—
Purchase of Electricity	GWh	751	651	688	5,433	5,433	5,433	18,389	(301.40)
Weighted Average Price	US$/MWh	18.0	18.0	18.0	30.0	30.0	30.0	—	—

ARGENTINA

CEMSA		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value (U.S.$ millions)
Sale of Electricity	GWh	751	651	688	3,831	3,831	3,831	13,583	318.02
Weighted Average Price	US$/MWh	18.0	18.0	18.0	30.0	30.0	30.0	—	—
Purchase of Electricity	GWh	—	1,052	1,076	1,138	4,343	4,343	11,952	(220.73)
Weighted Average Price	US$/MWh	—	17.3	26.2	26.2	29.3	29.3	—	—

ARGENTINA

COSTANERA-CBA		2006	2007	2008	2009	2010	Thereafter	Total	Fair Value (U.S.$ millions)
Sale of Electricity	GWh	451	390	413	3,082	3,082	3,082	10,500	(171.22)
Weighted Average Price	US$/MWh	17.7	17.7	17.7	29.8	29.8	29.8	—	—

Interest Rate Risk

Of our total outstanding debt obligations as of December 31, 2005, 19% of such debt bore interest at floating rates compared to 16% in 2004.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt. Additionally, we manage interest rate risk through the use of interest rate swaps and collars. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2005, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$-and UF-denominated	148,119	2,412	2,221	2,223	77,940	121,532	354,447	389,323
Weighted average interest rate	9.8%	9.7%	9.7%	9.7%	10.1%	—	9.8%	—
U.S.$-denominated	297,661	93,365	290,725	349,942	73,090	806,725	1,911,507	2,064,986
Weighted average interest rate	7.8%	7.8%	7.9%	7.7%	7.9%	—	7.8%	—
Other currencies (2)	119,471	33,355	25,471	39,600	42,705	229,295	489,899	532,429
Weighted average interest rate	10.5%	10.6%	10.9%	11.1%	11.3%	5.0%	10.8%	—

Variable rate:
Ch$-and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
U.S.$-denominated	67,414	13,221	25,879	25,295	28,435	30,508	190,752	191,304

	Contract Terms
As of December 31,	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Weighted average interest rate	5.6%	5.7%	5.4%	4.8%	4.6%	—	5.5%	—
Other currencies (2)	87,593	74,793	100,072	108,064	61,276	33,071	464,869	482,830
Weighted average interest rate	19.0%	14.7%	13.4%	12.2%	12.4%	18.2%	16.1%	—

Total	720,258	217,147	444,368	525,125	283,446	1,221,131	3,411,474	3,660,873

(1)   As of December 31, 2005, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

By comparison, as of December 31, 2004, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	Contract Terms
As of December 31,	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$-and UF-denominated	4,456	209,479	5,207	5,220	5,431	580,162	809,956	828,361
Weighted average interest rate	9.2%	9.5%	9.5%	9.5%	9.5%	—	9.4%	—
U.S.$-denominated	81,438	253,078	80,834	441,979	365,740	662,541	1,885,609	2,068,586
Weighted average interest rate	6.6%	6.4%	6.3%	7.2%	6.5%	—	6.6%	—
Other currencies (2)	33,854	109,957	17,859	19,635	29,583	205,030	415,920	422,075
Weighted average interest rate	11.2%	11.3%	11.6%	12.0%	12.0%	18.3%	11.6%	—

Variable rate:
Ch$-and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
U.S.$-denominated	69,377	4,879	10,428	809	6,591	6,597	98,681	98,808
Weighted average interest rate	7.5%	6.0%	5.0%	5.6%	5.3%	—	6.3%	—
Other currencies (2)	165,018	74,614	86,775	43,760	82,503	47,750	500,420	504,019
Weighted average interest rate	17.2%	16.9%	16.8%	15.5%	18.8%	16.0%	16.9%	—

Total	354,143	652,007	201,103	511,403	489,849	1,502,081	3,710,586	3,921,849

(1)   As of December 31, 2004, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the dollar. This risk is mitigated, as a substantial portion of our revenues is linked to the dollar either directly or indirectly. As of December 31, 2005, Enersis had total consolidated indebtedness of U.S.$ 6,867 million, which includes the effect of currency hedging instruments. From this amount, U.S.$ 3,402 million, or approximately 50%, was denominated in U.S. dollars.  For the twelve-month period ended December 31, 2005, our revenues amounted to U.S.$ 7,036 million (before consolidation adjustments) of which U.S.$ 402 million, or approximately 6%, were denominated in U.S. dollars, and U.S.$ 1,036 million, or approximately 15%, were linked in some way to the U.S. dollar.  In the aggregate, approximately 20% of our revenues (before consolidation adjustments) were either in U.S. dollars or correlated to such currency through some form of indexation.  On the other hand, the equivalent of U.S.$ 1,514 million were revenues in pesos, which represents approximately 22% of our 2005 revenues (before consolidation adjustments).  Accordingly, we remain subject to such exchange rate fluctuations between the Chilean peso and the U.S. dollar, which we manage through the use of U.S. dollar/UF

(inflation-indexed Chilean peso) exchange currency swaps and dollar/Chilean peso forward foreign exchange contracts.

Prior to our acquisition of a controlling interest in Endesa Chile, we did not manage foreign exchange rate risk. This risk management became active in 1999 due to the instability of the Chilean peso and the change in the trend in which the UF, or inflation-indexed peso, began to devaluate against the United States dollar.  Moreover, during 2004, we changed our corporate currency risk policy from a pure accounting hedge to a cash flow hedge.  This policy takes the level of operating income of each country that is indexed to the United States dollar and seeks to hedge them with liabilities in the same currency.

In addition, our currency risk policy determines a maximum level of consolidated accounting mismatch.  We manage that accounting risk through short-term hedging instruments until the difference between assets and liabilities in U.S. dollars returns to levels below the maximum permitted.

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

As of December 31, 2005, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
U.S.$-denominated	297,661	93,365	290,725	349,942	73,090	806,725	1,911,507	2,064,986
Other currencies (2)	119,471	33,355	25,471	39,600	42,705	229,295	489,899	532,429
Variable rate:
U.S.$-denominated	67,414	13,221	25,879	25,295	28,435	30,508	190,752	191,304
Other currencies (2)	87,593	74,793	100,072	108,064	61,276	33,071	464,869	482,830

Other instruments (3)
U.S.$-denominated assets	58,790	91,879	—	—	—	—	150,669	150,669
Assets in other currencies (2)	817,996	48,443	34,450	16,976	13,450	19,230	950,545	950,545
Forward contracts (receive U.S.$/Pay Ch$) (1)	—	—	—	—	—	—	—	—
Swap contracts (receive U.S.$/Pay Ch$)	102,500	5,125	1,951	—	6,253	307,500	423,329	(123,385)
Other foreign currency derivatives (2)	43,695	8,547	—	30,750	20,500	—	103,492	(107)

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$ 512.5 = U.S.$ 1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.

As of December 31, 2004, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$ )
Long-term Debt
Fixed rate:
U.S.$-denominated	81,438	253,078	80,834	441,979	365,740	662,541	1,885,609	2,068,586
Other currencies (2)	33,854	109,957	17,859	19,635	29,583	205,030	415,920	422,075
Variable rate:
U.S.$-denominated	69,377	4,879	10,428	809	6,591	6,597	98,681	98,808
Other currencies (2)	165,018	74,614	86,775	43,760	82,503	47,750	500,420	504,019

Other instruments (3)
U.S.$-denominated assets	361,115	3,632	—	—	—	—	364,747	364,747
Assets in other currencies (2)	710,969	54,161	33,702	17,972	12,838	965	830,607	830,607
Forward contracts (receive U.S.$/Pay Ch$) (1)	48,737	—	—	—	—	—	48,737	(134)
Swap contracts (receive U.S.$/Pay Ch$)	8,655	111,480	5,574	2,122	—	334,440	462,271	(62,145)
Other foreign currency derivatives (2)	2,787	347,260	—	—	—	—	350,047	(2,938)

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

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

In order to meet the requirements of the Sarbanes-Oxley Act of 2002, in 2003 Enersis began to implement a system of controls within the parameters of Sections 404 and 302.  The critical areas in which the standards of control required improvement were detected in the first stage of this project, which was completed in 2003.  The improvements recommended were implemented during 2004 and 2005 and the results of the evaluation of the effectiveness of control and procedures have not revealed any material weakness.

Enersis’ management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, performed an evaluation of the effectiveness of Enersis’ disclosure controls and procedures as of December 31, 2005.

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

Item 16. [Reserved]

Item 16A.      Audit Committee Financial Expert

On June 29, 2005 the Board of Directors determined that Rafael Español is an audit committee financial expert as defined under Item 16A of Form 20-F, is serving on the audit committee and is an independent member of the Audit Committee.

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

A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

ENERSIS S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682

During fiscal year 2005, there have been no amendments to any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets.

No waivers from any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2005.

Item 16C.      Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte & Touche Sociedad de Auditores y Consultores Ltda., as well as the other member firms of Deloitte Touche Tohmatsu, by type of service rendered for the periods indicated:

Services Rendered	2004	2005
	(millions of U.S.$ )
Audit Fees	2.42	1.71
Audit-Related Fees (1)	0.71	0.31
Tax Fees (2)	0.20	0.07
All Other Fees (3)	0.02	0.24
Total	3.35	2.33

(1)   For 2005, U.S.$ 286,136 correspond to services rendered in connection with Enersis’ compliance with the requirements of Section 404 under the Sarbanes-Oxley Act, while U.S.$ 27,329 are other audit-related services. For 2004, U.S.$ 704,708 correspond to assistance services rendered in relation with Enersis’ compliance with Sarbanes-Oxley’s Section 404 requirements, while U.S.$ 6,000 are other audit-related services.

(2)   For 2005, fees related to tax advisory in Argentina and Chile amounted to U.S.$ 49,567 and U.S.$ 16,531, respectively.  For 2004, tax advisory fees in Chile, Argentina and Colombia reached U.S.$ 101,820, U.S.$ 62,167 and U.S.$ 34,962, respectively.

(3)   In 2005, includes fees for: collaboration in a rules and procedures program project (U.S.$ 134,987); collaboration in a commercial procedures identification project (U.S.$ 60,500); and other minor services (U.S.$ 45,696).

The amounts included in the table above and the related footnotes have been classified in accordance with the Public Company Accounting Oversight Board (PCAOB) guidelines.

Audit Committee Pre-Approval Policies and Procedures

Enersis’ external auditors are appointed by its shareholders at the annual shareholders’ meeting.  Similarly, the shareholders of our subsidiaries abroad appoint their respective external auditors, according to the applicable law and regulations established in each country.

The Audit Committee, through Enersis’ internal audit department, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues, and other matters.

Fees payable in connection with recurring audit services are approved as part of our annual budget.  Fees payable in connection with non-recurring audit services, once they have been analyzed by the internal audit department, are submitted to the Audit Committee for approval or denial.

The Audit Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services.  The professional services covered by such policy include audit and non-audit services provided to Enersis.

The pre-approval policy established by the Audit Committee for non-audit services is as follows:

•      The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•      The corporate audit department must analyze the request and require the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•      Finally, the proposal is submitted to the Audit Committee for pre-approval.

Since July 2005, all services described in footnotes (1), (2) and (3) above were approved in accordance with the procedures described immediately above.  Prior to July 2005, any services provided by Deloitte that are not specifically included within the scope of the audit were required to be pre-approved by the Board of Directors prior to any engagement.

Item 16D.      Exemptions from Listing Requirements for Audit Committees

Not Applicable.

Item 16E.       Purchases of Equity Securities by One Issuer and Affiliated Persons

Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2005.

PART III

Item 17. Financial Statements

None.

Item 18. Financial Statements

Report of Independent Accountants:

Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Independent Registered Accounting Firm - ENERSIS S.A. 2003, 2004 and 2005
Report of Ernst & Young Ltda. - Endesa Chile S.A. 2003, 2004 and 2005
Report of Deloitte & Touche Ltda - Central Hidroeléctrica de Betania S.A. E.S.P. 2003, 2004 and 2005
Report of Deloitte & Touche Co. S.R.L.- Endesa Argentina S.A. 2003, 2004 and 2005
Report of Deloitte & Touche Ltda - Endesa Colombia S.A. 2003
Report of Deloitte & Touche Tohmatsu - Cachoeira Dourada 2003
Report of Deloitte &Touche Tohmatsu - CIEN 2003
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. - Endesa Brasil S.A. 2005
Report of Independent Registered Public Accounting Firm - Centrais Electricas Cachoeira Dourada S.A. 2005
Report of Independent Registered Public Accounting Firm - Central Geradora Termeletrica Fortaleza 2005
Report of Independent Registered Public Accounting Firm - CIEN - Companhia de Interconexao Energetica 2005

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2004 and 2005
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2003, 2004 and 2005
Notes to the Consolidated Financial Statements

SCHEDULE I Financial Statements of Enersis Parent Company

Item 19. Exhibits

Exhibit	Description

1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.*
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).*

4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and ENERSIS S.A. (Spanish version).**
4.2	Assignment of Rights Contract, dated January 27, 2004 between Endesa Internacional S.A. and ENERSIS S.A. (English version).**
8.1	List of Subsidiaries as of December 31, 2005.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to ENERSIS S.A. Annual Report on Form 20-F for the year ended December 31, 2003 filed with the Securities and Exchange Commission on June 30, 2004.
**	Incorporated by reference to ENERSIS S.A. Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of ENERSIS S.A.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ENERSIS S.A.

Date: March 16, 2006	By:	/s/ Mario Valcarce D.
		Name:	Mario Valcarce D.
		Title:	Chief Executive Officer

ENERSIS S.A. and Subsidiaries

Index to the Audited Consolidated Financial Statements

Report of Independent Accountants:
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. - ENERSIS S.A. 2003, 2004 and 2005
Report of Ernst & Young Ltda. - Endesa Chile S.A. 2003, 2004 and 2005
Report of Deloitte & Touche Ltda - Central Hidroeléctrica de Betania S.A. E.S.P. 2003, 2004 and 2005
Report of Deloitte & Touche Co. S.R.L - Endesa Argentina S.A. 2003, 2004 and 2005
Report of Deloitte & Touche Ltda - Endesa Colombia S.A. 2003
Report of Deloitte Touche Tohmatsu - Cachoeira Dourada 2003
Report of Deloitte Touche Tohmatsu - CIEN 2003
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda.- Endesa Brasil S.A. 2005
Report of Independent Registered Public Accounting Firm - Centrais Electricas Cachoeira Dourada S.A. 2005
Report of Independent Registered Public Accounting Firm - Central Geradora Termeletrica Fortaleza 2005
Report of Independent Registered Public Accounting Firm - CIEN - Companhia de Interconexao Energetica 2005

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2004 and 2005
Consolidated Statements of Income for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005
Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2003, 2004 and 2005
Notes to the Consolidated Financial Statements

SCHEDULE I Financial Statements of Enersis Parent Company

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (see Note 2 (c)).
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2005 purchasing power.

Deloitte & Touche

Sociedad de Auditores y Consultores Ltda.

RUT: 80.276.200-3

Av. Providencia 1760

Pisos 6, 7, 8 y 9

Providencia, Santiago

Chile

Fono: (56-2) 270 3000

Fax: (56-2) 374 9177

e-mail: deloittechile@deloitte.com

www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Enersis S.A.:

We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (expressed in constant Chilean pesos).  Our audit also included the financial statement schedule listed in the index to Item 18. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary) and certain of its consolidated subsidiaries and certain of its equity method investees, which statements reflect total assets constituting 31.19% and 29.93% of consolidated total assets at December 31, 2004 and 2005 respectively, and total revenues constituting 30.40%, 23.72% and 22.00% of consolidated total revenues for the years ended December 31, 2003, 2004 and 2005, respectively.  With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 36, these financial statements reflect total shareholders’ equity constituting 18.80% and 21.22% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2004 and 2005, respectively, and total net income constituting 58.46%, 33.72% and 44.98% of consolidated U.S. GAAP basis net income for the years ended December 31, 2003, 2004 and 2005, respectively. Such financial statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations, changes in their shareholders’ equity and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile.  Also, in our opinion and (as to the amounts included for the companies which we did not audit as discussed in the first paragraph herein) the reports of other auditors, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005, and the determination of shareholders’ equity as of December 31, 2004 and 2005, to the extent summarized in Note 36 to the consolidated financial statements.

Our audits also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

March 13, 2006

•	Huérfanos 770, 5 Piso	•	Teléfono	: (56-2) 676 1000
	Santiago, Chile		Fax	: (56-2) 676 1010
			Casilla	: 2823

Report of Independent Registered Public Accounting Firm

(Translation of report originally issued in Spanish-See Note 2 (a))

To the Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheets of Endesa-Chile and its Subsidiaries (the “Company”) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 38.87 percent and 40.89 percent as of December 31, 2004 and 2005, respectively, and total revenues representing of 39.38 percent, 38.78 percent and 37.39 percent for each of the three years in the period ended December 31, 2005, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 0.18 percent and 7.7 percent of total consolidated assets as of December 31, 2004 and 2005, respectively, and the equity in their net results represented 14.87 percent, 0.74 percent and 11.7 percent of the consolidated net income for each of the years in the period ended December 31, 2003, 2004 and 2005, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Notes 3 and 32(d), beginning on January 1, 2004 the Company changed its method of accounting for staff severance indemnities to record the future obligation using an actuarial valuation.

ERNST & YOUNG LTDA.

Santiago, Chile

January 19, 2006

(Except for Notes 30 and 32 for which the date is March 10, 2006)

Firma miembro de Ernst & Young Global

Deloitte & Touche Ltda.
Cra. 7 N°74-09
A.A. 075874
Nit. 860.005.813-4
Bogota D.C.
Colombia

Tel.+57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Central Hidroelectrica de Betania S.A. E.S.P. and subsidiaries:

We have audited the consolidated balance sheets of Central Hidroelectrica de Betania S.A. E.S.P. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income and cash flows for the three years in the period ended December 31, 2005, all expressed in thousands of constant Chilean pesos (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Central Hidroelectrica de Betania S.A. E.S.P. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2005 and 2004 to the extent summarized in Note 27.

Carlos Eduardo Tovar
Bogota, Colombia, March 9, 2006
DELOITTE & TOUCHE LTDA.

Auditoria.Impuestos.Consultoria.Finanzas Corporativas.	Una firma miembro de Deloitte Touche Tohmatsu

Deloitte & Co. S.R.L.
Florida 234 5°
Capital Federal
C1005AAF
Argentina

Tel: 54 (11) 4320-2700 /
4326-4046
Fax: 54 (11) 4325-8081
www.deloitte.com.ar

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Endesa Argentina S.A.:

We have audited the consolidated balance sheets of Endesa Argentina S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2005 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2005 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders’ equity at December 31, 2004 and 2005, to the extent summarized in Note 39.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 7, 2006

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogota D.C.
Colombia

Tel.+57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com.co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Endesa de Colombia S.A.:

We have audited the consolidated statements of income and cash flows for the year ended December 31, 2003 of Endesa de Colombia S.A. (the “Company”), all expressed in thousands of constant Chilean pesos (neither of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of Endesa de Colombia S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003 to the extent summarized in Note 18.

Carlos Eduardo Tovar
Bogotá, Colombia, January 15, 2004,
except for note 18 for which the date is April 30, 2004	DELOITTE & TOUCHE LTDA.

Auditoria.Impuestos.Consultoria.Finanzas Corporativas.	Una firma miembro de Deloitte Touche Tohmatsu

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Centrais Elétricas Cachoeira Dourada S.A.

Cachoeira Dourada -GO. Brazil

We have audited the statements of operations and cash flows of Centrais Elétricas Cachoeira Dourada S.A. (the “Company”) for the year ended December 31, 2003, all expressed in United States dollars (neither of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financia1 statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financia1 statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of Centrais Elétricas Cachoeira Dourada S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003, to the extent summarized in Note 21 to the financial statements.

Rio de Janeiro, Brazil January 17, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIEN - Companhia de Interconexão Energética

Rio de Janeiro - RJ, Brazil

We have audited the statements of income and cash flows of CIEN Companhia de Interconexão Energética (the “Company”) as of December 31, 2003, all expressed in United States dollars (neither of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of CIEN - Companhia de Interconexão Energética S.A. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year ended December 31, 2003, to the extent summarized in Note 23 to the financial statements.

As discussed in Note 24, the financial statements have been restated.

Rio de Janeiro, Brazil January 17, 2004 (except for Note 24, for which the date is May 2, 2005)

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period then ended (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements for the three month period ended December 31, 2005 of certain of the Company’s consolidated subsidiaries, which statements reflect total assets constituting 35.95% of consolidated total assets at December 31 2005 and total revenues constituting 9.92% of consolidated total revenues for the three month period then ended. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005 and total net income constituting 12.25%, of consolidated U.S. GAAP basis net income for the three month period then ended. Such financial statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.

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

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three months period ended December 31, 2005, and the determination of shareholders’ equity as of December 31, 2005, to the extent summarized in Note 24 to the consolidated financial statements.

Santiago, Chile

March 8, 2006.

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Centrais Electricas Cachoeira Dourada S.A. - CDSA

We have audited the accompanying balance sheet of Centrais Electricas Cachoeira Dourada S.A. – CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Electricas Cachoeira Dourada S.A. - CDSA as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo

Claudio Camargo

Partner

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Central Geradora Termeletrica Fortaleza - CGTF

We have audited the accompanying balance sheet of Central Geradora Termeletrica Fortaleza – CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termeletrica Fortaleza - CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo

Claudio Camargo

Partner

Praia de Botafogo, 300 - 13º andar 22250-040 - Rio de Janeiro, RJ, Brasil	Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 homepage: www.ey.com.br

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

CIEN-Companhia de Interconexao Energetica

We have audited the accompanying balance sheet of CIEN-Companhia de Interconexao Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders' equity and cash flows for the three-month period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN-Companhia de Interconexao Energetica at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, January 13, 2006

ERNST & YOUNG

Auditores Independentes S.S.

/s/ Claudio Camargo

Claudio Camargo

Partner

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
ASSETS	2004	2005	2005
	ThCh$	ThCh$	ThUS$
CURRENT ASSETS
Cash	58,528,213	71,374,868	139,268
Time deposits	466,970,638	259,894,382	507,111
Marketable securities	12,765,112	5,310,478	10,362
Accounts receivable, net	547,774,774	640,417,925	1,249,596
Notes receivable, net	2,929,823	3,569,012	6,964
Other accounts receivable, net	59,517,911	62,868,293	122,670
Amounts due from related companies	118,503,650	5,715,640	11,152
Inventories	52,816,642	70,615,427	137,786
Income taxes recoverable	83,975,730	50,720,537	98,967
Prepaid expenses	46,117,773	36,538,342	71,294
Deferred income taxes	62,165,923	53,990,304	105,347
Other current assets	39,693,950	40,469,156	78,964

Total current assets	1,551,760,139	1,301,484,364	2,539,482

PROPERTY, PLANT AND EQUIPMENT
Land	127,020,847	123,099,988	240,195
Buildings and infrastructure and works in progress	10,220,125,150	10,084,480,540	19,677,035
Machinery and equipment	1,783,080,592	1,624,872,069	3,170,482
Other plant and equipment	413,062,854	429,548,988	838,144
Technical appraisal	605,213,627	540,497,366	1,054,629
Accumulated depreciation	(5,187,027,539)	(5,156,374,028)	(10,061,218)

Total property, plant and equipment, net	7,961,475,531	7,646,124,923	14,919,268

OTHER ASSETS
Investments in related companies	198,357,804	98,891,387	192,959
Investments in other companies	51,792,493	40,657,593	79,332
Goodwill, net	759,942,367	701,402,509	1,368,590
Negative goodwill, net	(58,778,303)	(36,690,096)	(71,590)
Long-term receivables	143,242,632	141,648,811	276,388
Amounts due from related companies	472,671	89,826,992	175,272
Intangibles	83,614,327	81,815,595	159,640
Accumulated amortization	(45,598,343)	(48,423,446)	(94,485)
Other assets	222,337,620	236,853,668	462,153

Total other assets	1,355,383,268	1,305,983,013	2,548,259

TOTAL ASSETS	10,868,618,938	10,253,592,300	20,007,009

The accompanying notes are an integral part of these consolidated financial statements.

	As of December 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2004	2005	2005
	ThCh$	ThCh$	ThUS$
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	198,832,362	110,497,020	215,604
Current portion of long-term debt due to banks and financial institutions	110,790,819	117,574,868	229,414
Current portion of bonds payable	110,939,073	515,523,256	1,005,899
Current portion of long-term notes payable	27,712,649	30,101,145	58,734
Dividends payable	3,521,883	17,500,990	34,148
Accounts payable	251,705,009	283,533,469	553,236
Short-term notes payable	13,891,895	14,363,125	28,026
Miscellaneous payables	39,996,337	84,731,394	165,330
Amounts payable to related companies	84,442,987	47,468,493	92,621
Accrued expenses	53,695,231	73,982,488	144,356
Withholdings	51,540,501	62,106,891	121,184
Income taxes payable	39,200,750	66,700,894	130,148
Deferred income	6,738,865	4,071,808	7,945
Other current liabilities	42,663,179	48,875,364	95,367

Total current liabilities	1,035,671,540	1,477,031,205	2,882,012

LONG-TERM LIABILITIES:
Due to banks and financial institutions	648,652,313	553,825,316	1,080,635
Bonds payable	2,583,266,113	2,002,198,838	3,906,729
Long-term notes payable	158,816,798	105,599,054	206,047
Accounts payable	52,404,723	41,341,705	80,667
Amounts payable to related companies	—	13,241,975	25,838
Accrued expenses	314,456,061	406,796,264	793,749
Deferred income taxes	65,823,180	85,634,866	167,092
Other long-term liabilities	120,324,938	172,011,080	335,631

Total long-term liabilities	3,943,744,126	3,380,649,098	6,596,388

MINORITY INTEREST	3,237,506,218	2,800,040,569	5,463,494

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	2,365,606,672	2,365,606,672	4,615,818
Additional paid-in capital	168,583,951	168,583,951	328,944
Other reserves	(127,002,198)	(236,727,352)	(461,907)
Retained earnings	201,375,876	230,391,292	449,544
Net income (loss) for the year	45,902,669	68,016,865	132,716
Deficit of subsidiaries in development stage	(2,769,916)	—	—

Total shareholders’ equity	2,651,697,054	2,595,871,428	5,065,115

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,868,618,938	10,253,592,300	20,007,009

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	2,520,430,781	2,823,601,252	3,215,797,512	6,274,727
COST OF SALES	(1,758,697,589)	(1,967,623,679)	(2,185,190,159)	(4,263,786)

GROSS PROFIT	761,733,192	855,977,573	1,030,607,353	2,010,941

ADMINISTRATIVE AND SELLING EXPENSES	(179,996,149)	(182,994,609)	(225,274,197)	(439,559)

OPERATING INCOME	581,737,043	672,982,964	805,333,156	1,571,382

NON-OPERATING INCOME AND EXPENSE:
Interest income	71,396,995	76,286,515	92,809,908	181,093
Equity in income of related companies	18,853,507	32,267,842	14,463,707	28,222
Other non-operating income	187,318,825	121,289,071	73,910,529	144,216
Equity in loss of related companies	(252,421)	(708)	(7,717,871)	(15,059)
Amortization of goodwill	(56,523,065)	(55,116,568)	(55,185,664)	(107,679)
Interest expense	(446,457,408)	(373,105,272)	(353,343,976)	(689,452)
Other non-operating expenses	(258,653,845)	(213,615,771)	(158,743,508)	(309,743)
Price-level restatement, net	(4,777,904)	(804,846)	(4,944,984)	(9,649)
Exchange difference, net	(6,429,066)	14,925,424	(6,241,948)	(12,180)

NON-OPERATING EXPENSE, NET	(495,524,382)	(397,874,313)	(404,993,807)	(790,231)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	86,212,661	275,108,651	400,339,349	781,151

INCOME TAXES	(44,143,943)	(142,181,891)	(178,306,243)	(347,915)

INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	42,068,718	132,926,760	222,033,106	433,236

MINORITY INTEREST	(83,173,098)	(104,746,841)	(169,512,805)	(330,757)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(41,104,380)	28,179,919	52,520,301	102,479

AMORTIZATION OF NEGATIVE GOODWIL	54,344,005	17,722,750	15,496,564	30,237

NET INCOME FOR THE YEAR	13,239,625	45,902,669	68,016,865	132,716

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

Net income (loss) for the year	13,239,625	45,902,669	68,016,865	132,716

GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	6,641,361	(6,851,708)	1,087,649	2,122
Gain on sale of investments	(94,811,856)	—	—	—
Losses (gain) on sale of other assets	424,215	(236,066)	(264,283)	(516)

Charges (credits) to income which do not represent cash flows:
Depreciation	420,953,756	393,152,848	367,623,977	717,315
Amortization of intangibles	9,114,787	7,046,217	8,312,025	16,219
Write-offs and accrued expenses	57,769,895	39,762,239	55,768,555	108,817
Equity in income of related companies	(18,853,507)	(32,267,842)	(14,463,707)	(28,222)
Equity in losses of related companies	252,421	708	7,717,871	15,059
Amortization of goodwill	56,523,065	55,116,568	55,185,664	107,679
Amortization of negative goodwill	(54,344,005)	(17,722,750)	(15,496,564)	(30,237)
Price-level restatement, net	4,777,904	804,846	4,944,984	9,649
Exchange difference, net	6,429,066	(14,925,425)	6,241,948	12,180
Other credits to income which do not represent cash flows	(31,620,343)	(16,020,788)	(26,536,337)	(51,778)
Other charges to income which do not represent cash flows	162,743,146	115,143,112	85,737,056	167,292

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	(89,631,814)	(25,043,695)	(77,632,642)	(151,478)
Decrease (increase) in inventory	11,014,378	(7,235,191)	(19,877,926)	(38,786)
Decrease (increase) in other assets	20,567,628	(7,815,904)	100,746,317	196,578

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	33,724,708	(9,792,834)	17,762,144	34,658
Increase (decrease) in interest payable	(11,777,361)	48,093,239	36,158,412	70,553
Increase (decrease) in income tax payable	(43,557,537)	39,423,594	44,776,568	87,369
Increase in other accounts payable associated with operating results	41,624,993	(67,705,672)	41,596,160	81,163
Net decrease (increase) in value added tax and other similar taxes payable	25,659,473	(3,321,302)	(23,318,287)	(45,499)
Income (loss) attributable to minority interest	83,173,098	104,746,841	169,512,805	330,757

Net cash flows provided by operating activities	610,037,096	640,253,704	893,599,254	1,743,610

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares to minority shareholders	580,291,025	—		—
Proceeds from the issuance of debt	1,085,897,684	857,503,874	400,791,170	782,032
Proceeds from bond issuances	879,382,597	340,553,988	167,074,607	325,999
Other sources of financing	25,526,025	23,601,989	677,135	1,321
Distribution of capital in subsidiary	(25,519,189)	(21,934,311)	(275,912,872)	(538,367)
Dividends paid	(85,796,522)	(100,505,639)	(121,410,575)	(236,899)
Payment of debt	(2,259,799,670)	(1,234,191,710)	(788,396,242)	(1,538,334)
Payment of bonds	(517,220,728)	(22,906,471)	(110,551,900)	(215,711)
Payment of loans obtained from related companies	(4,744,075)	—	(2,579,250)	(5,033)
Payment of bond issuance costs	(11,502,133)	(2,448,552)	(897,662)	(1,752)
Payment of share issuance costs	(6,033,071)	—	—	—
Other disbursements for financing	(123,212,912)	(35,605,888)	(17,336,297)	(33,827)

Net cash used in financing activities	(462,730,969)	(195,932,720)	(748,541,886)	(1,460,571)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	170,711,511	16,096,879	6,093,681	11,890
Sales of investment in related companies	129,368,481	2,649,821	1,668,492	3,256
Payments received from notes receivable from related companies	26,518,286	15,845,332	7,872,994	15,362
Other receipts from investments	52,870,234	42,035,037	7,093,753	13,841
Additions to property, plant and equipment	(274,804,479)	(275,507,990)	(317,449,172)	(619,413)
Long-term investments	(3,172,117)	(356,342)	(33,141,553)	(64,666)
Other loans granted to related companies	(331,750)	—		—
Other investment disbursements	(7,314,331)	(1,648,913)	(2,860,110)	(5,582)

Net cash used in investing activities	93,845,835	(200,886,176)	(330,721,915)	(645,312)

POSITIVE NET CASH FLOW FOR THE PERIOD	241,151,962	243,434,808	(185,664,547)	(362,273)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(126,894,469)	(27,986,705)	(20,965,889)	(40,909)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	114,257,493	215,448,103	(206,630,436)	(403,182)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	237,232,286	351,489,779	566,937,882	1,106,220

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	351,489,779	566,937,882	360,307,446	703,038

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of	Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	(loss) for
	capital	capital	reserves	earnings	development stage	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

As of December 31, 2003 (1)	2,365,606,672	169,185,478	(27,260,762)	186,912,161	(1,545,825)	13,239,624	2,706,137,348

As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890
Capital increase	—	(563,714)	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	(12,467,863)	—
Changes in equity of affiliates	—	—	(4,435,524)	—	—	—	(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	(103,832,123)
Reserve Technical Bulletin No. 72	—	—	11,992,130	—	—	—	11,992,130
Price-level restatement of capital	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	63,692,887
Net income for the year	—	—	—	—	—	44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142

As of December 31, 2004 (1)	2,365,606,672	168,583,951	(127,002,198)	201,375,876	(2,769,916)	45,902,669	2,651,697,054

As of January 1, 2005	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	(44,307,596)	—
Changes in equity of affiliates	—	—	(5,851,418)	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	(97,676,664)
Reserve Technical Bulletin No. 72	—	—	(6,197,072)	—	—	—	(6,197,072)
Price-level restatement of capital	82,202,548	5,858,130	(4,413,204)	7,979,618	—	—	91,627,092
Net income for the year	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,951	(236,727,352)	230,391,292	—	68,016,865	2,595,871,428

As of December 31, 2005 (2)	4,615,818	328,944	(461,907)	449,544	—	132,716	5,065,115

(1) Restated in thousands of constant Chilean pesos as of December 31, 2005.

(2) Expressed in thousands of US$ as of December 31, 2005

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos of December 31, 2005, except as stated)

As of and for the years ended December 31, 2003, 2004 and 2005

As used in these financial statements

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

The Company’s subsidiaries, Chilectra S.A. (“Chilectra”) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”) are registered in the Securities Register under No.0321 and 0114, respectively.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Continued)

(ii)              Reclassifications - For purposes of comparison, the following reclassifications were made in the 2003 and 2004 financial statements:

Balance sheet reclassifications

2004:

From	ThCh$	To	ThCh$

Long-term accrued expenses	(7,766,122)	Short-term accrued expenses	7,766,122
Income taxes recoverable	(17,177,106)	Income tax payable	17,177,106
Prepaid expenses	(513,818)	Other current assets	513,818
Other receivables	(6,593,602)	Other current assets	1,762,734
Other long-term assets	(7,968,912)	Long-term receivables	12,799,780
Accounts payable	(10,405,584)	Notes payable	10,405,584

Statement of operations reclassifications

2003:

From	ThCh$	To	ThCh$

Other non-operating income	(7,572,699)	Operating Income	7,572,699
Other non-operating expenses	(2,265,617)	Operating Expenses	2,265,617

Statement of operations reclassifications

2004:

From	ThCh$	To	ThCh$

Other non-operating income	(17,154,596)	Operating Income	17,154,596
Other non-operating expenses	(1,204,520)	Operating Expenses	1,204,520

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

	Percentage participation in voting rights as of December 31,
					2005
	2003		2004		Economic			Voting
Company	Economic	Voting	Economic	Voting	Direct	Indirect	Total	Total

Chilectra S.A.	98.24	98.24	98.24	98.24	98.24	—	98.24	98.24
Compañía Eléctrica Río Maipo S.A. (2)	—	—	—	—	—	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	100.00	100.00	99.99	0.01	100.00	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	100.00	99.99	0.01	100.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	100.00	100.00	99.93	0.07	100.00	100.00
Endesa Chile S.A.	59.98	59.98	59.98	59.98	59.98	—	59.98	59.98
Elesur S.A. (4)	—	—	100.00	100.00	100.00	—	100.00	100.00
Enersis de Argentina S.A. (3)	—	—	—	—	—	—	—	—
Enersis Internacional Ltda.	100.00	100.00	100.00	100.00	100.00	—	100.00	100.00
Inversiones Distrilima S.A.	55.68	69.39	55.68	68.39	15.93	39.75	55.68	68.39
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.88	65.09	65.88	16.02	49.07	65.09	65.88
Luz de Bogotá S.A. (5)	44.66	45.00	—	—	—	—	—	—
Codensa S.A. (5)	—	—	21.66	25.71	12.47	9.19	21.66	25.71
Investluz (1)	52.00	62.45	55.13	62.45	—	59.45	59.45	59.45
Ampla Energía e Serviços S.A.	71.81	72.54	80.41	81.23	—	69.64	69.64	91.93
Ampla Investimentos e Serviços S.A.	—	—	—	—	—	69.64	69.64	91.93
Cía. de Interconexión Energética S.A. (Cien) (6)	27.00	45.00	27.00	45.00	—	53.61	53.61	100.00
Central Geradora Termeléctrica Fortaleza S.A. (6)	48.82	48.82	8.82	48.82	—	53.61	53.61	100.00
Cachoeira Dourada S.A. (6)	65.49	96.61	55.49	99.61	—	53.61	53.61	99.61
Endesa Brasil S.A. (6)	—	—	—	—	22.06	31.55	53.61	71.52

(1)     Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce.

(2)     On April 30, 2003, Compañía Eléctrica del Río Maipo S.A. was sold to Compañía General de Electricidad Industrial S.A. and, as a result that company was desconsolidated as of January 1, 2003 and was accounted for as equity method investee until the sale was completed.

(3)     Enersis de Argentina S.A. and Enersis Energía de Colombia S.A. were dissolved during 2003.

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

(6)     As a result of the creation of the Brasilian holding company, Endesa Brasil S.A. (“Endesa Brasil”) (see Note 11.n), this company and its subsidiaries were included in the consolidated financial statements of ENERSIS S.A. The following pro forma balance sheet gives effect to the additional shareholding in Compañía de Interconexion Energética S.A. and Central Geradora Termelectrica Fortaleza S.A., as if this additional shareholding occurred as of December 31, 2004. The following pro forma income statement information for the year ended December 31, 2004 gives effect to the acquisition of additional shareholding in these subsidiaries as if it took place on October 1, 2004. The pro forma information is not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented, nor is it intended to be a projection of future results.

The proforma balance sheet is as follows:

	As of December 31,
	2004	2005
	(Proforma)	(Historical)
	ThCh$	ThCh$

Total current assets	1,639,414,300	1,301,484,364
Total fixed assets - net	8,421,104,920	7,646,124,923
Total other assets	1,361,188,850	1,305,983,013

TOTAL ASSETS	11,421,708,070	10,253,592,300

Total current liabilities	1,217,958,840	1,477,031,205
Total long-term liabilities	4,218,336,624	3,380,649,098
Minority interest	3,333,715,552	2,800,040,569
Total shareholders’ equity	2,651,697,054	2,595,871,428

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,421,708,070	10,253,592,300

The proforma statements of operations (1)

	As of December 31,
	2004	2005
	(Proforma)	(Historical)
	ThCh$	ThCh$
OPERATING INCOME
Sales	2,849,019,812	3,215,797,512
Cost of sales	(1,978,202,937)	(2,185,190,159)

Gross profit	870,816,875	1,030,607,353

Administrative and selling expenses	(185,946,695)	(225,274,197)

Operating income	684,870,180	805,333,156

Non operating expenses-net	(411,235,193)	(404,993,807)

Income before income taxes	273,634,987	400,339,349

Income taxes	(144,556,545)	(178,306,243)

Income before minority interest	129,078,442	222,033,106

Minority interest	(100,898,523)	(169,512,805)

Income before amortization of negative goodwill	28,179,919	52,520,301

Amortization of negative goodwill	17,722,750	15,496,564

Net income of the year	45,902,669	68,016,865

(1)          To allow comparison with the current year, which incorporates results for only three months due to the consolidation of the companies listed above as from October 2005, the proforma 2004 information similarly includes operating results for these companies during the same three month period in 2004.

(iv)           Consolidated subsidiaries of Endesa Chile S.A. are detailed as follows:

	Percentage participation in voting
	rights as of December 31,
Company name	2003	2004	2005
	Total	Total	Direct	Indirect	Total
	%	%	%	%	%
Enigesa S.A.	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A.	97.64	97.64	98.75	1.25	100.00
Pehuenche S.A.	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A. (5)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional	100.00	100.00	100.00	—	100.00
Pangue S.A.	94.99	94.99	94.97	0.02	94.99
Hidroinvest S.A.	69.93	69.93	—	69.93	69.93
Infraestructura 2000 S.A. (1)	—	—	—	—	—
Hidroeléctrica El Chocón S.A.	65.19	65.19	—	65.19	65.19
Endesa Costanera S.A.	64.26	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda.	100.00	100.00	5.00	95.00	100.00
Soc. Concesionaria Túnel El Melón S.A.	99.95	99.95	99.95	—	99.95
Soc. Concesionaria Autopista del Sol S.A. (1)	—	—	—	—	—
Inecsa 2000 S.A. (1)	—	—	—	—	—
Soc. Concesionaria Autopista Los Libertadores S.A. (1)	—	—	—	—	—
Compañía Eléctrica Cono Sur S.A.	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A.	85.62	85.62	0.44	85.18	85.62
Endesa de Colombia S.A. (4)	100.00	—	—	—	—
Lajas Inversora S.A.	100.00	100.00	—	—	—
Centrais Electricas Cachoeira Dourada S.A.	99.61	99.61	—	—	—
Capital de Energía S.A.	50.90	51.00	0.05	50.95	51.00
Emgesa S.A (2)	48.48	51.32	—	51.32	51.32
Edegel S.A.	63.56	63.56	—	63.56	63.56
Generandes Perú S.A.	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (3)	75.00	75.00	50.00	50.00	100.00
Compañía Eléctrica Tarapacá S.A.	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A.	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (6)	—	—	99.99	0.01	100.00

(1)     On June 23, 2003 Infraestructura 2000 Holding and its consolidated subsidiaries (as indicated by a (1) were sold, and, as a result, these companies ceased to be consolidated in our financial statements of Endesa Chile-from January 1, 2003 and were treated as equity - method investees until their sale.

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

(6)     See Note 11d.

F-22

The participation in voting rights is equal to economic participation in all subsidiaries except for those presented as follows:

	Percentage of economic
	participation as of December 31,
	2003	2004	2005
	%	%	%
Lajas Inversora S.A.	92.88	92.88	—
Centrais Electricas Cachoeira Dourada S.A.	92.51	92.51	—
Emgesa S.A.	22.36	22.36	—
Edegel S.A.	37.90	37.90	37.90
Capital de Energía S.A.	43.58	43.68	—
Compañía Eléctrica San Isidro S.A.	75.00	75.00	100.00
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

Economic participation is calculated taking into account Enersis participation in share capital of its subsidiaries and equity method investees.

b)              Years covered

These financial statements reflect the Company’s financial position as of December 31, 2004 and 2005, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2003, 2004 and 2005.

c)              Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2005 was approximately 7.1%.

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

The purchasing power gain or loss included in net income reflects the effects of Chilean inflation on the assets and liabilities held by the Company.

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

F-23

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	November 30,

November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,

December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%
December 31, 2005	121.12	3.7%

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

Ch$

December 31, 2003	16,920.00
December 31, 2004	17,317.05
December 31, 2005	17,974.81

Comparative financial statements

For comparative purposes, the 2003 and 2004 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos as of December 31, 2005, purchasing power.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

F-24

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2005 of Ch$512.50 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.

d)     Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

	Symbol
Currency	Used	2003	2004	2005
		Ch$	Ch$	Ch$

United States dollar	US$	593.80	557.40	512.50
British pound sterling		£1,056.21	1,073.37	880.43
Colombian peso	$Col	0.21	0.23	0.22
New Peruvian sol	Soles	171.62	169.84	149.42
Brazilian real	Rs	205.52	209.99	219.02
Japanese yen		¥5.55	5.41	4.34
Euro		€744.95	760.13	606.08
Pool Unit (IBRD)(1)	UP	8,408,776.27	7,874,799.07	—
Unidad de Fomento (UF)	UF	16,920.00	17,317.05	17,974.81
Unit of Account (IDB) (1)	UC	970.23	899.42	—
Argentine peso	$Arg	200.61	187.65	169,14

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

f)     Allowance for doubtful accounts

The estimates for the allowance for doubtful accounts have been made considering the aging and nature of the accounts receivables. Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The allowance for doubtful accounts amounted to ThCh$110,846,643, ThCh$108,102,126 and ThCh$130,679,435 as of December 31, 2003, 2004 and 2005, respectively. In addition, the total sum owed by companies that have gone into bankruptcy amounting to ThCh$872,318 in 2003, ThCh$941,279 in 2004 and ThCh$1,562,301 in 2005 is included in the bad debt allowance estimation.

g)    Inventories

Inventory of materials in transit, and operation and maintenance materials on hand, are valued at the lower of price-level restated cost or net realizable value.

Real estate projects’ under development inventory includes the cost of land, demolition, urbanizing, payments to contractors and other direct costs.

h)    Property, plant and equipment

Property, plant and equipment are valued at net replacement cost as determined by the former Superintendency of Electric and Gas Services (SEG) adjusted for price-level restatement in accordance with D.F.L. No.4 of 1959. The latest valuation under the D.F.L. 4 was in 1980.

Property, plant and equipment acquired after the latest valuation of net replacement cost are shown at cost, plus price-level restatement. Interest on debt directly obtained to finance construction of power generation projects is capitalized during the term of construction.

In 1986, an increase based upon a technical appraisal of property, plant and equipment was recorded in the manner authorized by the SVS in Circulars No.’s 550 and 566 dated October 15 and December 16, 1985, respectively, and Communication No.4790, dated December 11, 1985.

Under Bulletin 33, the Company is required to evaluate the recoverability of its property, plant and equipment when certain indicators of impairment exist. The Company has not identified any impairments to property, plant and equipment as a result of applying Technical Bulletin No. 33.

i)     Depreciation

Depreciation expense is calculated on the revalued balances using the straight-line method over the estimated useful lives of the assets.

The table below provides the useful life range for our most significant fixed assets classes.

Table	Useful life in years

Distribution and transmission lines network	20 - 50
Substations	20 - 40
Public lighting	20 - 50
Generator and turbines	20 - 40
Combined cycle	20 - 40

j)     Leased assets

The leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property, plant and equipment, recognizing the total obligation and the unrecorded interest. Said assets do not legally belong to the Company, for this reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

k)    Power installations financed by third parties

As established by D.F.L. 1 of the Ministry of Mines dated September 13, 1982, power facilities financed by third parties are treated as reimbursable contributions. As such facilities form part of the Company’s plant and equipment.

Contributions completed prior to D.F.L. 1 are deducted from Plant and equipment and their depreciation is charged to Power facilities financed by third parties.

l)     Investments in related companies

Under the provisions of Technical Bulletin 72, the Company is required to evaluate investments in related companies for impairment when certain indicators exist. Impairment is measured based on the excess carrying amount over the estimated recoverable amount of investments.

Investments in foreign affiliates are recorded in accordance with Technical Bulletin No.64 of the Chilean Association of Accountants. Under Technical Bulletin No.64 of the Chilean Association of Accountants, investments in foreign subsidiaries are price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gains or losses between the Chilean peso and the US dollar on the foreign investment measured in US dollars, are reflected in equity in the account “Cumulative Translation Adjustment”.

The Company and its subsidiaries evaluate the recoverability of their foreign investments as required by Technical Bulletin No.72 of the Chilean Association of Accountants. At December 31, 2005 and 2004, the Company and its subsidiaries have not identified impairments in the net book values of its investments.

m)   Intangibles, other than goodwill

Intangible assets are recorded at acquisition cost, and restated price level adjustment. Such assets are amortized over their estimated useful lives, not to exceed twenty years. Intangibles; other than goodwill, correspond mainly to easements, rights of way, water rights.

n)    Severance indemnities

The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 6.5% in 2005 and 2004, and 9.5% in 2003 and assuming an average employment span which varies based upon years of service with the Company.

o)     Revenue recognition

The Company’s revenues are primarily derived from electric power generation and distribution services, and include energy supplied and unbilled at each year-end. Revenues are valued using rates in effect when services are provided to customers. Accrued unbilled revenues are presented in current assets as trade receivable and the corresponding cost is included in cost of sales.

The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services, sale of materials and sale of real estate.

p)     Cost of sales and Administrative and selling expenses

The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets’ depreciation, amortization, and maintenance and operation cost. The purchase of power amounted to ThCh$775,172,987, ThCh$920,489,944 and ThCh$1,021,815,964 for the years ended December 31, 2003, 2004 and 2005. The administrative and selling expense line item includes: general and administrative, materials and office supplies, overhead salaries, bad debt expense, non-productive assets’ amortization and depreciation.

q)     Income tax and deferred income taxes

For the years ended December 31, 2003, 2004 and 2005, the Company recorded current tax expense determined in accordance with the laws and regulations in each country in which it operates of ThCh$76,435,852, ThCh$67,683,080 and ThCh$145,707,178, respectively and, additionally, it recorded a deferred tax benefit of ThCh$32,291,909 in 2003, and deferred tax expense of ThCh$74,498,811 in 2004 and ThCh$46,291,349 in 2005. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.

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

u)    Financial derivative contracts

As of December 31, 2004 and 2005 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, to hedge against mainly foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. If the derivative foreign exchange contract qualifies for hedge accounting, it is recorded at estimated fair value, and the corresponding gain or loss is deferred and recorded as an offsetting asset or liability until settlement, at which time it is recognized in earnings as “Other non-operating income and expense”.

v)     Goodwill and negative goodwill

Goodwill and negative goodwill are determined according to Circular No.1697 of the SVS (which superseded Circular 368 as of December 30, 2003). Amortization is determined using the straight-line method, considering the nature and characteristic of each investment, foreseeable life of the business and investment return, not to exceed 20 years.

As of December 31, 2003, 2004 and 2005 the Company evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad and under the guidance of Technical Bulletin No.72 of the Chilean Association of Accountants. The Company has not identified any impairment as a result of that evaluation.

w)    Pension and post-retirement benefits

Pension and post-retirement benefits are recorded in accordance with the respective collective bargaining contracts of the employees based on the actuarially determined projected benefit obligation, and using an annual discount rate of 6.5%.

x)     Bonds

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the placement value, equal to the premium or discount, is deferred and amortized over the term of the bonds.

y)     Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement, as they do not trade in an organized market and because the Company does not exercise significant influence.

z)     Research and development costs

Costs incurred by the Company in research and development relate mainly to water-level studies, hydroelectric research, and seismic-activity surveys which are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized. During the years ended December 31, 2003, 2004 and 2005 no such costs were incurred.

aa)   Cost of share issue

Costs incurred to date associated with issuing and placing shares are recorded according to the provisions of Circular No.1370 of 1998 of the Superintendency of Securities and Insurance. The amounts are deducted from the share premium account. A breakdown of the costs is shown in Note 27.

ab)   Litigation and other legal action

As of December 31, 2005, the Company has established accruals for probable losses in the aggregate amount of ThCh$13,018,734 (ThUS$25,402), including accruals Endesa Chile has established in the amount of ThCh$8,691,873 (ThUS$16,960). See Note 30 for detail of claims to which such accruals relate to.

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

Note 3.         Change in Accounting Principles

Effective January 1, 2005, the Company modified its accounting estimate for recording exchange derivatives associated with certain liabilities expressed in foreign currency, from hedges of existing items to hedges of expected transactions.  The change seeks to better show the transaction’s economic and financial implications, fully implementing the policy of hedging exchange risk set forth by the company as well as Technical Bulletin No.57 of the Chilean Institute of Accountants as regards hedges over expected transactions. As of December 31, 2005, the application of this policy led to the deferral of income amounting to ThCh$8,661,217.

Except as indicated above, there were no changes in accounting principles during the years ended December 31, 2003, 2004 and 2005 that would affect the comparison with the prior year financial statements.

•      As of January 1, 2004, the Superintendency of Securities and Insurance, through Circular Letter 1697, has made effective the adoption of Technical Bulletin No. 72 on Business Combinations issued by the Chilean Association of Accountants. These regulations have been applied by the Company and pertain to the nature of permanent investments and financial statement consolidation.

•      Regarding indemnity for years of service, the Company modified the discount rate from 9.5% in 2003 to 6.5% in 2004 and its workers’ estimated service lives. These changes resulted in the acknowledgment of a larger net charge of ThCh$22,854 to income during the current year.

In addition, in the provision for post-retirement benefits, the discount rate was also modified from 9.5% in 2003 to 6.5% in 2004, which resulted in a charge to income of ThCh$3,534,100.

Note 4.         Time Deposits

Time deposits as of each year end are as follows:

	2004		2005		As of December 31,
Financial Institution	Annual Rate %	Scheduled Maturity	Annual Rate %	Scheduled Maturity	2004	2005
					ThCh$	ThCh$

ABN Amro	—	—	7.50%	01-09-06	—	731,650
AVvillas	8.85%	01-02-05	7.00%	01-02-06	11,551,796	3,409,926
Bancafe	7.79%	02-01-05	—	—	10,833,134	—
Banco Bilbao Vizcaya	2.41%	02-01-05	6.77%	01-02-06	90,504,065	3,736,524
Banco Colpatria	8.15%	02-01-05	—	—	19,512,009	—
Banco Comafi	—	—	8.00%	01-02-06	—	1,202,761
Banco Continental	2.35%	02-01-05	4.66%	01-02-06	4,117,614	5,315,743
Banco Crédito	5.43%	02-01-05	4.01%	01-02-06	6,891,359	2,099,020
Banco de Bogotá	2.18%	15-03-05	—	—	17,248,511	—
Banco de Chile	1.85%	02-01-05	—	—	3,734,808	—
Banco de Chile N.Y.	1.85%	02-01-05	—	—	2,766,063	—
Banco de Galicia	—	—	7.93%	01-01-06	—	1,852,556
Banco de Occidente	1.80%	01-01-05	—	—	4,534,492	—
Banco do Brasil	3.06%	02-01-05	1.51%	01-02-06	1,004,022	1,333,173
Banco do Estado do Ceará	1.47%	04-01-05	1.51%	01-02-06	2,106,934	1,456,453
Banco Frances	4.32%	05-01-05	6.58%	01-02-06	564,425	5,535,539
Banco Itau	1.46%	04-01-05	1.48%	01-02-06	92	35,374,523
Banco Lloyds	8.53%	03-01-05	6.00%	01-02-06	4,349,593	2,877,732
Banco Mellon Brascan	—	—	6.90%	01-02-06	—	8,852,413
Banco Nationale de Paris	2.16%	04-01-05	1.50%	01-02-06	4,114,522	7,458,425
Banco Nordeste	—	—	1.39%	01-02-06	—	112,597
Banco Pactual	—	—	1.54%	01-31-06	—	48,672
Banco Real	0.99%	11-01-05	1.53%	01-02-06	85,517	3,854,402
Banco Rio de la Plata	3.54%	15-01-05	6.29%	01-02-06	2,664,890	14,548,563
Banco Santander Central Hispano	—	—	9.58%	01-02-06	14,832,710	19,737,352
Banco Santander Santiago	1.20%	02-01-05	5.00%	01-02-06	94,353	—
Banco Sudameris	8.54%	03-01-05	7.20%	01-02-06	—	13,239,992
Banco Wiese Sudameris	—	—	5.00%	02-01-06	3,769,631	1,120,300
Banco Unión	8.87%	01-02-05	5.15%	01-02-06	2,210,137	2,228
Banco Tequendama	9.22%	03-01-05	—	—	4,568,488	—
Banco Votorantim	1.47%	04-01-05	1.46%	01-02-06	3,896,375	27,908,859
Bancolombia	2.39%	02-01-05	—	—	39,517,253	—
Bank Boston	2.95%	02-01-05	7.98%	01-02-06	473,116	3,908,001
Bank of America	1.63%	02-01-05	3.67%	01-02-06	8,484,714	7,510,103
Bradesco	7.07%	02-01-05	3.10%	01-02-06	3,533,842	15,174,620
CDT	7.90%	02-01-05	6.90%	01-02-06	836,005	1,571
Citibank N.Y.	2.93%	02-01-05	2.94%	01-02-06	78,612,070	22,658,281
Citiliquit	6.22%	03-01-05	—	—	451,283	—
Corficolombiana	9.03%	15-03-05	—	—	8,625,445	—
Corfinsura	4.22%	02-01-05	—	—	26,487,280	—
Corfivalle	8.38%	02-01-05	—	—	13,728,706	—
Correval	—	—	3.69%	01-02-06	—	1,386,667
Credit Bank	—	—	3.35%	01-02-06	—	1,876,849
Encargo Fiduciario Banco Santander	9.00%	02-01-05	3.49%	01-02-06	1,622,834	3,929,031
FAM Fondo Ganadero	8.43%	02-01-05	—	—	1,494,229	—
Fiduciaria Banco Unión	—	—	4.82%	01-02-06	—	47,205
Fiduciaria Banco de Bogotá	5.74%	03-01-05	4.44%	01-02-06	159	3,747
Fiduciaria Bancolombia	6.61%	03-01-05	—	—	51	—
Fiduciaria Helm Trust	6.74%	03-01-05	—	—	73	—
Fiducolombia	7.17%	02-01-05	5.33%	01-02-06	4,264,296	1,413
Fiduoccidente	6.52%	03-01-05	5.60%	01-02-06	84	734,716
Fiduvalle	7.44%	02-01-05	5.85%	01-02-06	8,583,499	5,682,266
Ford Motor	2.26%	02-01-05	—	—	5,791,298	—
HSBC - Bamerindus	1.50%	02-01-06	1.90%	01-02-06	3,906,210	17,581,517
Interbolsa S.A	7.98%	02-01-05	—	—	6,668,642	—
Merril lynch	2.08%	02-01-05	—	—	4,383,654	—
Panamericano	18.65%	01-01-05	1.54%	01-01-06	111,344	133,765
Porvenir	2.24%	02-01-05	1.09%	01-02-06	455,139	505,158
Serfinco	7.15%	02-01-05	6.10%	01-02-06	83,648	152,299
Standard Bank London	—	—	4.27%	01-02-06	—	2,272,751
Suvalor	8.16%	02-01-05	—	—	30,326,917	—
Other time deposits	—	—	6.20%	01-02-06	—	4,734,475
Unibanco	—	—	0.91%	01-02-06	2,573,307	9,790,544
Total					466,970,638	259,894,382

Note 5.         Accounts, Notes and Other Receivables

(a)   Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,
	Under 90 days		91 days to 1 year		Subtotal	Current		Long term
Account	2004	2005	2004	2005	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Account receivable	559,795,355	680,728,088	83,037,073	83,702,101	764,430,189	642,832,428	640,417,925	—	—
Allowance for doubtful accounts	(33,523,502)	(47,852,659)	(61,534,152)	(76,159,605)	(124,012,264)	(95,057,654)	—	—	—

Notes receivables	2,969,004	3,780,746	721,430	565,800	4,346,546	3,690,434	3,569,012	—	—
Allowance for doubtful accounts	(136,526)	(640,953)	(624,085)	(136,581)	(777,534)	(760,611)	—	—	—

Other receivables (1)	56,252,611	47,132,559	12,590,079	19,284,093	66,416,652	68,842,690	62,868,293	146,201,714	143,990,089
Allowance for doubtful accounts	(1,435,952)	(1,123,232)	(7,888,827)	(2,425,127)	(3,548,359)	(9,324,779)	—	(2,959,082)	(2,341,278)

Total						610,222,508	706,855,230	143,242,632	141,648,811

(1) This includes ThCh$19,303,746 (ThCh$8,353,240 in 2004) relating to other generating companies’ debt payable to Endesa Chile S.A. and generating subsidiaries, as a result of the collection of tolls due to the application, since March 13, 2004, of Law No.19,940.

(b)     Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,
Country	2004		2005
	ThCh$	%	ThCh$	%

Chile	161,442,426	21.43%	177,912,953	20.97%
Perú	53,100,962	7.05%	46,314,650	5.46%
Argentina	60,150,431	7.98%	84,351,810	9.94%
Colombia	132,617,876	17.60%	148,567,105	17.51%
Brazil	341,358,658	45.30%	386,569,095	45.56%
Panamá	4,794,787	0.64%	4,788,428	0.56%

Total	753,465,140	100.00%	848,504,041	100.00%

(c)     Changes in provision for accounts receivables are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Balance at beginning of period	123,714,565	110,846,746	108,102,126
Additions charged to costs and expenses	38,995,016	16,847,882	33,521,366
Deductions	(48,469,763)	(21,390,525)	(13,836,995)
Other	(3,393,175)	1,798,023	2,892,938

Balance at end of period	110,846,643	108,102,126	130,679,435

(d)     Amounts of unbilled energy sold are as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Unbilled energy sold	166,165,224	183,997,514	188,720,617

Note 6.         Balances and Transactions with Related Companies

The balances of accounts receivable and payable with related companies are as follows at December 31, 2004 and 2005:

(a)        Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Atacama Finance Co.	109,906,311	21,209	—	89,826,992
CGT Fortaleza	35,658	—	—	—
Cía. Interconexión Energética S.A.	1,748,076	—	39	—
Com. de Energía del Mercosur S.A.	3,430,215	3,742,837	—	—
Empresa Eléctrica Piura S.A.	54,697	52,364	—	—
Endesa España	563,374	256,008	—	—
Endesa Internacional S.A.	365,020	541,370	126,507	—
Etevensa	65,850	301,490	—	—
Fundación Endesa	61,083	157,287	—	—
Consorcio Ingendesa - Minmetal Ltda.	16,281	8,336	31,080	—
Gas Atacama Generación Ltda.	28,974	20,594	—	—
Gasoducto Atacama Chile	200,148	176,250	—	—
Gasoducto Tal Tal Ltda.	77,790	32,171	—	—
Sociedad Consorcio Ara Ltda.	13,908	17,102	—	—
Consorcio Ara-Ingendesa Ltda.	208,898	68,270	—	—
Inversiones Eléctricas Quillota S.A.	2,072	—	—	—
Sacme	85,718	2,291	—	—
Smartcom S.A.	1,319,716	—	—	—
Transmisora Eléctrica de Quillota Ltda.	319,861	318,061	315,045	—

Total	118,503,650	5,715,640	472,671	89,826,992

(b)        Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Cía. Interconexión Energética S.A.	9,183,775	—	—	—
Cía. de Transmisión del Mercosur S.A.	185,021	—	—	—
CGT Fortaleza	14,955,828	—	—	—
Com. de Energía del Mercosur S.A.	248,159	14,966,403	—	—
Consorcio Ingendesa - Mimmetal Ltda.	—	1,549	—
Electrogas S.A.	215,191	199,924	—	—
Empresa Eléctrica Piura S.A.	493,681	407,795	—	—
Endesa Internacional S.A.	58,767,186	31,811,142	—	13,241,975
Etevensa	—	11,657	—	—
Sacme	111,196	44,640	—	—
Smartcom S.A.	256,616	—	—	—
Transmisora Eléctrica de Quillota Ltda.	26,334	25,383	—	—

Total	84,442,987	47,468,493	—	13,241,975

(c)        The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2003	2004	2005
			Income	Income	Income
Company	Relationship	Nature of transaction	(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$

Aguas Santiago Poniente S.A.	Affiliate	Interest	23,498	—	—
		Services	16,097	—	—
Atacama Finance Co.	Affiliate	Interest	5,883,204	6,637,288	4,822,970
		Monetary correction	1,845,359	3,089,815	3,784,398
		Exchange difference	(30,786,235)	(10,646,421)	(12,350,134)
CGTF Fortaleza	Affiliate	Services	1,215,184	339,529	—
		Purchase of energy	(3,321,026)	(89,375,890)	—
Cía. Interconexión Energética S.A.	Affiliate	Sale of energy	22,732,182	19,889,675	—
		Purchase of energy	(53,686,108)	(55,948,458)	—
		Interest	70,657	8,248	—
		Services	58,264	65,494	—
Consorcio ARA-Ingendesa	Affiliate	Services	2,205,666	2,664,798	1,886,722
Consorcio Ingendesa Minmetal Ltda.	Affiliate	Services	—	63,342	104,251
Com. de Energía del Mercosur S.A.	Affiliate	Sale of energy	21,225,154	20,189,380	11,028,488
		Purchase of energy	(2,257,391)	(770,514)	(6,960,686)
		Interest	—	—	—
		Services	19,489	18,924	1,182,166
Com. Transmisión del Mercosur S.A.	Affiliate	Purchase of energy	(2,185,508)	(2,244,612)	—
Empresa Eléctrica de Bogotá S.A.	Affiliate	Exchange difference	(2,281,983)	—	—
Elesur S.A.	Parent company	Interest	(9,841,600)	—	—
		Monetary correction	(16,646,050)	—	—
		Services	37,957	—	—
Empresa Eléctrica Piura S.A.	Member of Controling Group	Sale of energy	519,032	130,353	707,782
		Purchase of energy	(5,091,586)	(4,933,683)	(5,149,172)
		Services	102,362	129,626	129,988
Electrogas S.A.	Affiliate	Services	(2,777,539)	(2,770,688)	(1,552,938)
Endesa España	Parent company	Exchange difference	—	(28,941)	—
Endesa Internacional S.A.	Parent company	Services	135,003	74,441	(552,838)
		Interest	(200,698)	(147,109)	—
Endesa Servicios	Member of Controling Group	Services	(130,343)	—	—
Empresa Propietaria de la Red	Affiliate	Services	158,652	—	—
Etevensa	Member of Controling Group	Sale of energy	2,351,137	1,574,857	836,577
		Services	135,973	660,174	935,825
Fundación Endesa	Member of Controling Group	Services	—	36,195	99,420
Gasoducto Atacama Generación Ltda.	Affiliate	Services	83,565	1,789	144,239
Gas Atacama S.A.	Affiliate	Exchange difference	—	(132,207)	—
Ingendesa do Brasil	Member of Controling Group	Services	(26,484)	—	—
Ingendesa Argentina	Member of Controling Group	Services	—	7,523	—
Sacme	Affiliate	Services	(327,675)	(346,313)	(356,723)
Smartcom S.A.	Member of Controling Group	Services	3,992,210	3,855,345	—
		Interest	—	33,463	—
Sistema SEC S.A	Affiliate	Services	—	—	(7,417)
Soc. Consorcio Ingendesa ARA Ltda.	Affiliate	Services	—	—	214,586
Soc. de Inv. Chispa Uno S.A.	Affiliate	Services	9,045	3,016	—
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	113,884	84,024	60,650
		Monetary correction	26,264	59,368	—
		Services	136,235	88,378	4,800

The transfer of short-term funds between related companies, is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same year and settlement in line with cash flows.

The balance receivable from Atacama Finance Co. arises from the loans granted by Compañía Eléctrica Cono Sur S.A. to finance the construction of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are expressed in US dollars, accrue interest at an average annual rate of 4.25% and mature in March 2007.

Detail of the long-term payables / receivables is as follows:

			Capital in
			original		Interest
Company	Type	Due Date	currency	Currency	Rate

Transmisora Eléctrica de Quillota Ltda.	Account receivables	2006	35,389.57	U.F.	9.00%
Atacama Finance Co.	Account receivables	2007	175,272.00	US$	4.25%

Note 7.         Inventories

Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$2,849,755, ThCh$3,126,261 and ThCh$3,184,589 as of December 31, 2003, 2004 and 2005, respectively:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Real estate under development	16,268,211	15,134,922
Materials in transit	195,196	411,736
Operation and maintenance material	26,288,585	38,598,963
Fuel	10,064,650	16,469,806

Total	52,816,642	70,615,427

Note 8.         Deferred Income Taxes

a)     Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Income tax provision - current	39,200,750	66,700,894
Recoverable tax credits	(83,975,730)	(50,720,537)

Total	(44,774,980)	15,980,357

b)     Tax loss carryforwards

As of December 31, 2004 and 2005, the Company had tax loss carryforwards of ThCh$264,057,920 and ThCh$380,699,742, respectively.

c)     The net effect of recording the deferred tax expense (benefit) was ThCh$(62,845,856), ThCh$48,204,468 and ThCh$32,599,065 during the years ended December 31, 2003, 2004 and 2005, respectively.

d)     In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2004 and 2005 as follows:

	As of December 31, 2004				As of December 31, 2005
	Asset		Liability		Asset		Liability
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	8,902,229	21,100,817	—	—	12,559,084	43,170,372	—	—
Deferred income	1,133,372	1,426,540	—	—	685,937	1,287,940	—	946,389
Vacation accrual	935,248	—	—	—	1,032,170	—	—	—
Intangibles	—	—	—	366,960	—	—	—	549,411
Fixed assets depreciation	—	2,997,634	144,361	402,629,933	—	2,660,387	142,417	391,827,913
Severance indemnities	—	—	—	1,954,571	—	465	—	1,725,038
Other	959,173	815,755	268,201	3,945,401	735,550	5,176,573	272,478	3,615,817
Contingencies	5,940,343	47,909,738	—	—	7,318,306	71,037,052	—	—
Bond discount	—	—	140,268	1,762,554	—	—	139,080	1,535,054
Cost of studies	—	—	—	8,399,073	—	—	—	8,323,252
Finance cost	—	113,742	—	13,449,698	—	100,433	—	12,982,336
Imputed interest on construction	—	—	—	4,447,693	—	—	—	4,063,474
Deferred charges	3,325,306	—	641,856	3,510,682	2,299,209	—	598,764	3,840,963
Actuarial deficit (Brasil)	—	12,461,438	—	—	—	11,587,394	—	—
Obsolescence	305,856	1,688,629	—	492,084	303,547	2,017,858	—	840,151
Materials used	—	—	—	928,167	—	—	—	—
Imputed salaries on construction	—	3,763,092	—	—	—	3,703,826	—	—
Tax losses	44,318,979	194,474,695	—	—	43,474,664	170,796,531	—	—
Provision real state project	—	2,619,550	—	—	—	2,410,198	—	—
Sie2000A project	—	—	—	287,681	—	—	—	417,215
Provision for employee benefits	1,532,043	2,786,229	—	—	2,429,954	3,470,755	—	—
Derivative contracts exchange difference	1,673,910	—	—	—	—	—	—	—
Operating fees	3,870,784	—	—	—	1,487,816	—	—	—
Energy in measurers	—	—	2,506,751	—	—	—	2,520,165	—
Regulated assets	—	—	7,029,883	8,156,721	—	—	14,663,029	13,858,125
Capitalized expenses	—	23,517,561	—	—	—	23,311,243	—	—
Capitalized interest	—	—	—	—	—	—	—	20,388,788
Complementary account-net	—	(18,616,662)	—	(223,024,402)	—	(10,608,775)	—	(197,248,340)
Valuation allowance		(135,575,122)	—	—	—	(148,091,532)	—	—

Total	72,897,243	161,483,636	10,731,320	227,306,816	72,326,237	182,030,720	18,335,933	267,665,586

e)     Income tax benefit (expense) for the year ended December 31, 2003, 2004 and 2005 is as follows:

	As of December 31,
Item	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Current income tax expense:
Income tax provision	(106,988,057)	(98,251,050)	(146,471,539)
Adjustment for tax expense - prior year	(1,742)	705,286	764,361

Deferred tax (expense) benefit:
Deferred taxes	54,352,140	(47,813,871)	(21,932,083)
Benefits for tax losses	30,553,946	29,862,684	13,692,284
Amortization of complementary accounts	(22,019,218)	(9,412,698)	(5,823,558)
Valuation allowance	(41,012)	(17,264,900)	(17,360,718)
Other charges or credits	—	(7,342)	(1,174,990)

Total	(44,143,943)	(142,181,891)	(178,306,243)

Note 9.         Other Current Assets

Other current assets are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Forwards contracts and swap (1)	84,441	18,848
Guaranties and indemnities	216,275	214,034
Deferred expenses	2,711,344	626,639
Post-retirement benefits	242,255	242,688
Deposits for commitments and guarantees	4,168,004	6,840,945
Assets available for sale	1,762,734	7,609,048
Bond discount	960,192	955,497
Fair value derivatives contracts	165,622	636,656
Reverse repurchase agreements (2)	26,506,100	21,607,826
Others	2,876,983	1,716,975

Total	39,693,950	40,469,156

(1)           See detail in Note 29.

(2)           The detail of reverse repurchase agreements is as follows:

As of December 31, 2005

	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$

VRC	29-Dic-05	2-Ene-06	Banco Central de Chile	$	D.P.F.	0.50%	18,138	18,132	18,144
VRC	29-Dic-05	2-Ene-06	Banco Central de Chile	$	D.P.F.	0.50%	5,282,929	5,281,168	5,245,870
VRC	30-Dic-05	2-Ene-06	Banco Central de Chile	$	D.P.F.	0.42%	312,235	312,191	312,322
VRC	30-Dic-05	2-Ene-06	Corpbanca	$	D.P.F.	0.42%	3,783	3,783	3,784
VRC	30-Dic-05	2-Ene-06	Banco Estado	$	D.P.F.	0.42%	26	26	26
VRC	30-Dic-05	2-Ene-06	Banco Central de Chile	$	D.P.F.	0.51%	3,119	3,119	3,120
VRC	30-Dic-05	2-Ene-06	Banco Santander Santiago	$	D.P.F.	0.51%	902,591	902,436	902,897
VRC	30-Dic-05	2-Ene-06	Banco del Desarrollo	$	D.P.F.	0.51%	50,720	50,712	50,737
VRC	30-Dic-05	2-Ene-06	Banco Chile	$	D.P.F.	0.51%	1,816,504	1,816,195	1,817,122
VRC	30-Dic-05	2-Ene-06	Banco Boston	$	D.P.F.	0.51%	205,373	205,338	205,443
VRC	30-Dic-05	2-Ene-06	Banco Central de Chile	$	D.P.R.	0.51%	1,281	1,281	1,282
VRC	30-Dic-05	2-Ene-06	Banco Boston	$	D.P.R.	0.51%	409,488	409,419	409,628
VRC	12-Dic-05	19-Ene-06	Valores Security	$	P.R.C.	0.09%	12,601,639	12,565,826	12,637,451
				Total			21,607,826	21,569,626	21,607,826

As of December 31, 2004

	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$

CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.R.	0.33%	1,779,364	1,779,009	1,779,009
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	210,054	210,008	210,008
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	CERO	0.33%	57,179	57,176	57,176
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	1,807,170	1,806,773	1,806,773
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	830,280	830,135	830,135
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	2,728,341	2,727,842	2,727,842
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	5,210,056	5,208,775	5,208,775
CRV	29-Dic-04	3-Ene-05	BBVA C. Bolsa BHIF S.A.	U.F.	D.P.F.	0.33%	1,787,011	1,786,916	1,786,916
CRV	29-Dic-04	3-Ene-05	Valores Security S.A. C.B.	U.F.	BONO	0.37%	708,072	707,914	707,914
VRC	29-Dic-04	3-Ene-05	BBVA Banco BHIF	$	D.P.R.	0.33%	656,536	656,392	656,754
VRC	29-Dic-04	3-Ene-05	Banco Central de Chile	$	CERO	0.33%	8,334	8,333	8,338
VRC	29-Dic-04	3-Ene-05	BBVA Banco BHIF	$	D.P.F.	0.33%	6,790,375	6,788,880	6,792,633
VRC	30-Dic-04	3-Ene-05	Banco Central de Chile	$	CERO	0.12%	3,060	3,060	3,061
VRC	30-Dic-04	3-Ene-05	Scotiabank	$	D.P.F.	0.12%	1,051,465	1,051,423	1,051,591
VRC	30-Dic-04	3-Ene-05	Banco de Chile	$	D.P.F.	0.12%	1,667,028	1,666,961	1,667,229
VRC	30-Dic-04	3-Ene-05	Banco Crédito e Inversiones	$	D.P.F.	0.12%	256,836	256,825	256,867
VRC	30-Dic-04	3-Ene-05	Banco Santander Santiago	$	D.P.F.	0.12%	428,754	428,736	428,805
VRC	30-Dic-04	3-Ene-05	BBVA Banco BHIF	$	D.P.F.	0.12%	73,439	73,437	73,447
VRC	30-Dic-04	6-Ene-05	Banco Central de Chile	$	B.C.D.	0.09%	452,746	452,732	452,827
				Total			26,506,100	26,501,327	26,506,100

Note 10.       Property, Plant and Equipment

The composition of property, plant and equipment is as follows:

	As of December 31,		Useful life
	2004	2005	range
	ThCh$	ThCh$	Years
Land	127,020,847	123,099,988	—

Buildings and infrastructure	5,846,369,123	5,940,476,626	20-40
Distribution and transmission lines and public lighting	4,438,403,593	4,225,883,936	20-50
Less: third party contributions	(64,647,566)	(81,880,022)	20-50

Subtotal	10,220,125,150	10,084,480,540

Machinery and equipment	1,783,080,592	1,624,872,069	4-20

Work in progress	186,586,518	168,055,596	—
Construction materials	46,025,222	46,259,240	4-10
Leased assets (1)	29,321,547	28,150,846	4-10
Furniture and fixtures, tools, and computing equipment	87,268,133	82,892,643	4-10
Vehicles	12,027,854	7,112,751	4-10
Equipment in transit	6,191,523	7,390,463	4-10
Other assets	45,642,057	89,687,449	4-10

Subtotal	413,062,854	429,548,988
Technical appraisal
Buildings and infrastructure	491,909,891	439,850,714	20-50
Machinery and equipment	113,095,785	100,461,992	4-20
Other assets	207,951	184,660	4-10

Total technical appraisal	605,213,627	540,497,366

Total property plant and equipment	13,148,503,070	12,802,498,951

Accumulated depreciation at beginning of year
Buildings and infrastructure	(3,959,778,781)	(3,982,702,774)
Machinery and equipment	(631,346,491)	(629,424,651)
Other assets	(50,025,690)	(48,714,186)

Accumulated depreciation at beginning of year	(4,641,150,962)	(4,660,841,611)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(100,471,273)	(86,093,224)
Machinery and equipment	(51,966,454)	(41,553,907)
Other assets	(286,002)	(261,309)

Total accumulated depreciation at beginning of year technical appraisal	(152,723,729)	(127,908,440)

Depreciation of the year	(393,152,848)	(367,623,977)

Total accumulated depreciation at end of year	(5,187,027,539)	(5,156,374,028)
Total property, plant and equipment, net	7,961,475,531	7,646,124,923

Depreciation expense of the three years ended December 31, 2003, 2004 and 2005 has been allocated as follows:

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cost of sales	406,597,491	378,622,375	354,641,586
Administrative and selling expenses	14,356,265	14,530,473	12,982,391

Total	420,953,756	393,152,848	367,623,977

(1)     Corresponds to a contract for the transmission lines (Ralco-Charrúa 2X220 KV) between Empresa Nacional de Electricidad S.A. and Huepil S.A. Such contract has a 20-year term and accrues interest at the rate of 6.5% per annum.

As of December 31, 2005 the total leasing obligation amount to ThCh$24,420,669, which respective portions are presented in other current liabilities and other long - term liabilities.

The Company and its foreign subsidiaries have all risk insurance contracts that include blanket, earthquake, and machinery failure policies up to a ThUS$100,000 limit. This coverage includes losses due to business interruption. Premiums prepaid associated with these policies are recorded in prepaid expenses and charged to income over the life of the policy.

Note 11.       Investment in Related Companies

a)     Investments in related companies of December 31, 2004 and 2005 are as follows:

	Number	Percentage		Shareholders’ equity		Net income
Related Companies	of shares	owned		of investee		of investees		Equity in income			Investment book value
		2004	2005	2004	2005	2004	2005	2003	2004	2005	2004	2005
		(6)	(6)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cía. de Interconexión Energética S.A. (2)	128,270,106	45.00%	0.00%	121,624,240	—	14,836,844	(17,137,234)	11,831,253	6,676,580	(7,711,755)	54,730,908	—
Gas Atacama Generación S.A.	5	0.05%	0.05%	56,267,668	39,863,084	(1,360,952)	(10,074,332)	1,730	(681)	(5,037)	28,134	19,931
Gasoducto Atacama Argentina S.A.	5	0.05%	0.05%	58,598,260	60,473,588	5,551,403	8,467,777	783	2,775	4,234	29,299	30,237
Gasoducto Atacama Chile S.A.	5	0.05%	0.05%	61,984,005	66,963,344	11,948,637	11,952,692	2,811	5,975	5,976	30,992	33,482
Inversiones Eléctricas Quillota S.A.	—	50.00%	0.00%	27,198,853	—	7,354,718	—	3,493,880	3,677,360	—	13,599,427	—
Inversiones Electrogas S.A.	425	42.50%	42.50%	18,753,039	17,570,887	5,086,971	4,117,129	2,643,268	2,161,962	1,749,780	7,970,041	7,467,627
Cía. de Energía del Mercosur S.A. (3)	6,305,400	45.00%	45.00%	8,830,152	7,947,453	1,333,438	110,714	647,823	600,047	49,821	3,973,569	3,576,354
Transmisora Eléctrica de Quillota Ltda.	—	50.00%	50.00%	5,971,973	6,335,853	266,655	343,178	164,770	133,328	171,589	2,985,987	3,167,927
Sacme	12,000	50.00%	50.00%	83,315	71,028	(54)	(2,158)	7,582	(27)	(1,079)	41,658	35,514
Electrogas S.A.	85	0.02%	0.02%	17,262,409	16,185,548	5,210,816	4,225,142	1,347	1,107	898	3,668	3,439
Consorcio ARA- Ingendesa	—	50.00%	50.00%	552,730	845,880	420,204	293,154	53,507	210,102	146,577	276,365	422,940
Sociedad Consorcio Ingendesa Ara Ltda (1)		50.00%	50.00%	11,112	134,047	10,076	122,931	—	5,038	61,466	5,556	67,024
Consorcio Ingendesa - Minmetal Limited (1)	—	50.00%	50.00%	85,132	179,408	82,937	215,042	—	41,469	107,521	42,566	89,704
Gas Atacama S.A.	1,147	0.00%	0.00%	173,350,266	166,528,279	12,936,709	12,086,236	4	148	139	1,988	1,910
Inversiones Gas Atacama Holding Ltda.	—	50.00%	50.00%	173,347,616	166,285,792	12,935,780	12,436,085	(252,421)	6,467,890	6,218,043	86,673,809	83,142,896
Central Geradora Termelectrica Fortaleza S.A. (6)	20,246,908	48.82%	48.82%	57,279,469	—	25,161,943	12,095,925	—	12,284,061	5,905,231	27,963,837	—
Sistemas SEC S.A. (4)	—	0.00%	49.00%	—	1,619,290	—	86,595	—	—	42,432	—	793,452
Termoeléctrica José de San Martín S.A. (5)	—	0.00%	23.13%	—	84,198	—	—	4,749	—	—	—	19,475
Termoeléctrica Manuel Belgrano S.A. (5)	—	55.00%	23.13%	—	84,198	—	—	—	—	—	—	19,475

Total								18,601,086	32,267,134	6,745,836	198,357,804	98,891,387

Equity method investee:

(1)   Related companies of subsidiary Ingendesa Ltda.

(2)   Related companies of subsidiary Compañía Eléctrica Cono Sur S.A.

(3)   Related companies of subsidiary Argentina S.A.

(4)   Related companies of subsidiary CAM Chile Ltda.

(5)   Related companies of subsidiaries Endesa Costanera e Hidroeléctrica El Cholón S.A.

(6)   See Note 11(n).

b)     Income and (losses) recognized by ENERSIS S.A. based on the participation in the related companies as of December 31, 2003, amounted to ThCh$18,853,507 (ThCh$252,421); ThCh$32,267,842 (ThCh$708) in 2004 and ThCh$14,463,707 (ThCh$7,717,871) in 2005.

c)     In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2003, 2004 and 2005, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2005 the corresponding amounts are as follows:

Company	Country of origin	Investment	Reporting currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	160,229,818	US$	76,750,438
Ampla Energía e Servicos S.A.	Brasil	137,920,638	US$	134,313,015
Central Hidroeléctrica Betania S.A.	Colombia	312,892,596	US$	235,555,049
Edegel S.A.	Perú	150,119,688	US$	115,075,062
Hidroeléctrica El Chocón S.A.	Argentina	156,439,049	US$	72,687,324
Comercializadora de Energia del Mercosur S.A.	Argentina	3,576,354	US$	2,528,355
Endesa Brasil S.A.	Brasil	427,542,750	US$	393,736,562
Endesa Costanera S.A.	Argentina	80,978,734	US$	51,581,304

Total		1,429,699,627		1,082,227,109

d)     The investments in related companies made by ENERSIS S.A. and its affiliates for the years ended December 31, 2004 and 2005, amounted to ThCh$356,342 and ThCh$33,141,553, respectively, which are detailed as follows:

	As of December 31,
Company	2004	2005
	ThCh$	ThCh$

Inversiones Lo Venecia Ltda. (San Isidro S.A.)	—	8,360,568
Ingendesa S.A.	—	60,606
Sistemas Sec S.A. (Cam)	—	420,286
Elesur S.A.	356,342	24,300,093

Total	356,342	33,141,553

e)     Capital increase in Ampla Energía e Serviços S.A.

On December 11, 2003, the Ampla Energía e Serviços S.A. shareholders extraordinary assembly was held, which approved a capital stock increase of an approximate value of ThUS$250,000.

The capital stock increase for the Ampla Energía e Serviços S.A. was entered into on February 27, 2004, for ThR$710,000 (around ThUS$243,000), at an equivalent of R$0.53 per one thousand share lot (1,000 shares).

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

With this operation, ENERSIS S.A. and its subsidiaries direct and indirect ownership interest percentage increased from 71.8148% to 80.4141% in Ampla Energía e Serviços S.A.

According to Technical Bulletin No.72 of the Chilean Association of Accountants, a reserve of ThCh$11,992,130 has been recorded in equity for this transaction carried out in companies of the same group (see Note 22 e.)

f)     Sale of Río Maipo

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

g)    Sale of Infraestructura 2000 S.A.

On June 23, 2003, Endesa Chile S.A. sold 330,939,522 shares of the subsidiary Infraestructura 2000 S.A. in the amount of ThCh$40,074,506 and 3,741 shares of Sociedad Concesionaria Autopista del Sol S.A., in the amount of ThCh$41,151 which amounts represent 100% of its participation in these related Companies (Note 22).

h)    Group Reorganization

On December 1, 2003 the firm names of subsidiaries Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada were amended by public deeds and changed to Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and Gas Atacama Generación S.A., respectively.

On December 29, 2003 our subsidiary, Compañía Eléctrica Cono Sur S.A. transferred to our related party GasAtacama S.A. all our shares held in Atacama Finance for US$4,400,000 as part of a reorganization of our natural gas business holding (Note 22).

As part of the above reorganization on December 29, 2003, Compañía Eléctrica Cono Sur S.A. transferred to GasAtacama S.A. its 50% interest in Energex Co. for US$5,000 as part of the above reorganization. (Note 22).

i)     Merger of Inmobiliaria Manso de Velasco Limitada and Sociedad Agrícola el Gobernador Limitada, Partners of these Companies agreed by public deed dated December 31, 2003 to a merger by absorption of Inmobiliaria Manso de Velasco into Constructora el Gobernador Ltda., which, for all legal intents and purposes, became the successor, changing its name as of that date to Inmobiliaria Manso de Velasco Limitada. As a result of this merger, the former Inmobiliaria Manso de Velasco Ltda. was dissolved, and its partners received rights in the continuing Company.

j)     Dissolution of Investment Vehicles. During 2003, the Companies Enersis Energía de Colombia S.A. and Enersis de Argentina S.A. were dissolved.

k)    Incorporation of Companies

On October 1, 2003 Inversiones Gas Atacama Holding Limitada was incorporated by public deed; Inversiones Norte S.A. contributed ThCh$700,000 in cash and 99.90% of its ownership rights in Gasoducto Atacama Chile Limitada, Gasoducto Atacama Argentina Limitada and Gas Atacama Generación Limitada, which represent 49.95% of all its rights in the aforementioned affiliates, in return for a 50% interest in the Company. The transaction was recognized at historical carrying, values as a reorganization of the group interest in its natural gas business.

l)                Purchase of Elesur S.A.

On May 27, 2004, ENERSIS S.A. purchased 49,207,343 shares with no par value from Endesa Internacional S.A., equivalent to 99.9989% of Elesur S.A. partnership assets.  The price agreed upon for the transaction was ThCh$55,551,601 (historic).  The purchase was made at book value and no goodwill was recognized.  The ThCh$24,300,093 (updated value) disbursement made in June 2005 relates to a partial payment of the debt.

m)          On April 18, 2005, Endesa Chile and its subsidiary Enigesa executed the incorporation deed of a new subsidiary, bearing the corporate name of Endesa Eco S.A. whose purpose is to promote and develop projects associated with renewable energies.  Eco S.A.’s capital amounts to ThCh$580,000 and is divided into 5,800,000 nominative, no par value shares.  Endesa Chile subscribed to 5,799,420 shares, representing 99.99% of the corporate capital and paid in ThCh$179,982, representing 1,799,820 shares while Enigesa subscribed 580 shares, representing 0.01% of the corporate capital and paid in ThCh$18, representing 180 shares.  Each shareholder will pay in its part of the balance of the capital over three years as from the date of incorporation.

On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of the ownership rights in Inversiones Lo Venecia Ltda., for ThCh$8,360,472 and ThCh$82, respectively.  Inversiones Lo Venecia Ltda. is the indirect owner of 25.001% of the paid-in capital in Compañía Eléctrica San Isidro S.A., and as a result Endesa Chile S.A. has become the owner, directly and indirectly, of 100% of the stock capital in Compañía Eléctrica San Isidro S.A.

In accordance with Technical Bulletin No.72 of the Chilean Association of Accountants and Circular No.1697 of the Superintendency of Securities and Insurance, the Company appraised the assets and liabilities acquired in Compañía Eléctrica San Isidro S.A. at July 31, 2005 at their respective fair values.

The difference determined by the Company between the fair value and the book value of the shareholders’ equity in Compañía Eléctrica San Isidro S.A. at the acquisition date amounted to ThCh$6,645,776 and is due to the greater economic value of the fixed assets relative to their book value.  The amount allocated to fixed assets will be depreciated over 18 years, which is the remaining useful life of such assets.

As a result, the assets and liabilities of Compañía Eléctrica San Isidro S.A. stated at book value (for 74.999% of the interest) and at fair values (for 25.001% of the interest) which have been included in the consolidation of the Company at December 31, 2005, are as follows:

	Book	Proportional	Adjusted
	value	difference	value
	ThCh$	ThCh$	ThCh$
ASSETS
Total current assets	14,128,702	—	14,128,702
Total property, plant and equipment net	86,866,792	1,659,591	88,526,383
Total other assets	4,503,545	—	4,503,545

TOTAL ASSETS	105,499,039	1,659,591	107,158,630

LIABILITIES
Total current liabilities	37,923,949	—	37,923,949
Total long-term liabilities	29,604,165	281,640	29,885,805
Total shareholders’ equity	37,970,925	1,377,951	39,348,876

TOTAL LIABILITIES	105,499,039	1,659,591	107,158,630

The methodology applied in acquiring 25.001% of Compañía Eléctrica San Isidro S.A. was the purchase method.

n)             On June 10, 2005, Endesa Brasil S.A. was incorporated; its purpose is to acquire paid-in capital in operating companies, or that may be incorporated to operate, directly or indirectly, in any segment of the electrical sector, transmission, distribution, generation and marketing of electric energy, in Brazil and other countries.  Endesa Brazil S.A. was created as a holding concentrating all the electrical assets of Endesa Group in Brazil.

Endesa Brasil S.A. holds ownership percentages in the following companies: Compañía de Interconexión Energética S.A. (CIEN), Central Geradora Termelétrica Fortaleza S.A. (CGTF), Companhia Energetica Do Ceara (COELCE), Ampla Energia e Servicos S.A. (formerly, Cerj), Ampla Investimentos e Servicos S.A., Ampla Generación S.A., Investluz and Centrais Eléctricas Cachoeira Dourada S.A. (CDSA).

Endesa Brasil’s interest in these investees were contributed on October 25, 26 and 27, 2005 by ENERSIS S.A., Endesa Chile S.A., Chilectra S.A. and Endesa Internacional.

Contributions made by ENERSIS S.A. and its subsidiaries is detailed as follows:

•                  Endesa Chile S.A., through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A., contributed its investment in Centrais Eléctricas Cachoeira Dourada S.A. (99.61%) and Compañía de Interconexión Energética S.A. (Cien) (45.00%), receiving in exchange an interest in Endesa Brasil S.A.: 4.18% for Edegel S.A. and 36.27% for Compañia Eléctrica Cono Sur S.A.

•                  Chilectra S.A., through its subsidiaries Chilectra Inversud S.A. and Luz de Río S.A., contributed its investments as follows:

Chilectra S.A. contributed 10.33% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 4.65% interest in Endesa Brasil S.A.

Chilectra Inversud S.A. contributed 10.42% of its investment in Investluz S.A., receiving in exchange a 2.37% interest in Endesa Brasil S.A.

Luz de Río S.A. contributed 7.76% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 3.49% interest in Endesa Brasil S.A.

•                  ENERSIS S.A., contributed to Endesa Brasil S.A. the following investments:

•                  Its 48.82% interest in Central Geradora Termelétrica Fortaleza S.A., receiving in exchange an 8.84% interest in Endesa Brasil S.A.

•                  Its 15.61% interest in Investluz S.A., receiving in exchange a 3.55% interest in Endesa Brasil S.A.

•                  Its 18.10% interest in Ampla Energia e Servicos S.A., receiving in exchange an 8.15% interest in Endesa Brasil S.A.

To summarize the above, ENERSIS S.A. has a direct and indirect interest in Endesa Brasil S.A. amounting to 53.61%.

The transaction described above resulted in a ThCh$6,197,072 equity decrease as a result of the application of Technical Bulletin No.72 of the Chilean Association of Accountants, for a business combination under the pooling of interest method (see note 22 e).

Note 12.                     Investments in Other Companies

Investments in other companies at December 31, 2004 and 2005 are as follows:

	Number	Percentage	As of December 31,
Company	of shares	owned	2004	2005
		%	ThCh$	ThCh$

CDEC-SIC Ltda.	—	23.16%	221,458	221,458
CDEC-SING Ltda.	—	7.69%	106,886	106,886
Club de la Banca y Comercio	1	—	2,326	1,853
Club Empresarial	1	1.00%	5,683	5,255
Cooperativa Eléctrica de Chillán	—	—	13,844	13,844
Electrificadora de la Costa	13,590,296	0.14%	25,747	22,850
Electrificadora del Caribe	85,568,116	0.10%	1,379,483	1,224,288
Empresa Eléctrica de Aysen S.A.	2,516,231	—	2,121,475	2,123,831
Empresa Eléctrica de Bogotá S.A. (1)	9,293,241	7.19%	47,711,486	36,830,953
Financiera Eléctrica Nacional S.A.	4,072	0.10%	119,859	106,375
Menescal Produciones Artísticas	—	—	54,454	—
Prod. Cinematográfica	—	—	26,107	—
Saelpa	—	—	2,045	—
Telebras	—	—	184	—
Teleceara	—	—	1,456	—

Total			51,792,493	40,657,593

(1)                      See Note 14 (1).

Note 13.                     Goodwill

a)              In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2004 and 2005, as follows:

	As of December 31,
	Amortization			Net Balance
	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilectra S.A.	(6,666,492)	(6,666,420)	(6,666,454)	100,650,675	93,984,221
Codensa S.A.	(1,568,908)	(660,559)	(879,576)	12,718,793	10,408,320
Edegel S.A.	(35,993)	(32,963)	(29,255)	423,025	346,179
Emgesa S.A.	(1,418,120)	(1,298,721)	(1,152,613)	16,665,102	13,638,138
Empresa Eléctrica de Colina S.A.	(198,616)	(198,619)	(198,617)	2,333,752	2,135,135
Empresa Eléctrica Pangue S.A.	(179,390)	(179,390)	(179,390)	3,154,272	2,974,882
Empresa Nacional de Electricidad S.A.	(46,073,571)	(46,073,571)	(46,073,571)	623,912,183	577,838,611
Gasoducto Atacama Chile Ltda.	(5,119)	(5,119)	(5,118)	72,512	67,394
Inversiones Distrilima S.A.	(1,316)	(1,206)	(1,070)	12,053	9,629
Luz de Bogotá S.A.	(375,540)	—	—	—	—

Total	(56,523,065)	(55,116,568)	(55,185,664)	759,942,367	701,402,509

b)              Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2004 and 2005 as follows:

	As of December 31,
	Amortization			Net Balance
Company	2003	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Costanera S.A.	450,319	2,797,173	2,482,484	(13,286,585)	(9,309,327)
Central Hidroeléctrica Betania S.A.	6,847,596	5,406,793	5,304,393	(7,856,919)	(1,668,604)
Edegel S.A.	9,032,781	8,272,264	7,341,614	(34,148,458)	(22,965,058)
Edelnor S.A.	1,091,709	999,792	147,254	(165,921)	—
Cía. de Eletricidade do Río de Janeiro (*)	36,653,699	—	—	—	—
Emgesa S.A.	223,847	205,001	181,938	(2,662,120)	(2,180,688)
Inversiones Distrilima S.A.	27,627	25,302	22,455	(440,667)	(368,636)
Synapsis Soluciones y Servicios IT Ltda.	16,426	16,425	16,426	(217,633)	(197,783)

Total	54,344,004	17,722,750	15,496,564	(58,778,303)	(36,690,096)

(*)         According to the provisions of Circular 1697 of the Superintendency of Securities and Insurance, the Company has amortized higher quarterly installments due to the revaluation of Ampla Energia e Servicos S.A. (formerly, Cerj), caused by the capital increase in January 2003.

Note 14.                     Other Assets

Other assets as of each year end are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Bond discount	20,055,482	17,749,474
Bond issuance cost	7,762,074	5,782,090
Deferred expenses	6,850,267	23,010,037
Bank fees and interest expense	15,575,084	15,959,797
Investment fund wholesale electrical market	7,602,923	—
Post-retirement benefits	1,944,391	2,936,126
Security deposits for judicial obligations	36,528,606	34,304,345
Recoverable taxes	27,013,715	30,553,109
Reimbursable contributions	1,174,519	986,492
Investment in Empresa Eléctrica de Bogotá S.A. (1)	44,003,517	38,784,463
Regulatory assets	40,265,313	60,403,747
Fair value derivative contracts	5,756,487	185,401
Others	7,805,242	6,198,587

Total	222,337,620	236,853,668

(1)              Through a Memorandum of Understanding signed on October 5, 2004, the Corporación Financiera del Valle will stop being shareholder of the Central Hidroeléctrica de Betania S.A. through an asset exchange operation between the Corfivalle Group and Endesa Group.

The debt refunding plan completed in May 2003, meant to incur in expenditures required to obtain the loans, which are amortized over the same term as the debt.  Disbursements for this item amounted to ThCh$57,503,327 classified in the statements of cash flow under “Disbursements for Financing” within cash flows for financing activities.

Continuing with such refunding plan, ENERSIS S.A. and its subsidiary Chile prepaid US$2,045 million of the last loan obtained in May 2003.  These payments were made with funds from sale of assets, capital increases, issuance and placements of bonds and obtaining new loans.

As a result of these pre-payments, accelerated amortization of deferred expenses for ThCh$40,072,596 were made and charged to financial expenses.

This operation will be documented during 2005 and 2006, when the mandatory legal processes defined by both parties before the handing over of the corresponding assets ownership are executed.

With this operation, the Group will hand over to Corfivalle the Betania S.A. power sub-station and 3.81% of the ownership interest in the Empresa de Eléctrica de Bogotá S.A. in exchange for the ownership interest Corfivalle has in the Central Hidroeléctrica de Betania S.A. (14.3% of the company.)

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

Note 15.                     Due to Banks and Financial Institutions

a)              Short-term debt due to banks and financial institutions:

	Foreign currency
	US$		Euros		Other foreign currency		$ Readjusted		Ch$		As of December 31,
Financial Institution	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	293,369	—	—	—	—	—	—	—	—	—	293,369	—
Banco Alfa	—	—	—	—	4,359,765	—	—	—	—	—	4,359,765	—
Banco ABC Brasil S.A.	—	—	—	—	3,768,766	—	—	—	—	—	3,768,766	—
Banco BBM	—	—	—	—	4,398,872	—	—	—	—	—	4,398,872	—
Banco Bayerische Landes	121,963	—	—	—	—	—	—	—	—	—	121,963	—
Banco BBVA	—	66,606,038	—	—	—	9,065,969	—	—	—	—	—	75,672,007
Banco BBVA Bhif	—	—	—	—	—	—	—	—	5	9	5	9
Banco Beal	—	—	—	—	—	—	—	—	—	—	—	—
Banco Continental	5,916,169	2,307,196	—	—	13,634,463	12,378,144	—	—	—	—	19,550,632	14,685,340
Banco Crédito Perú	—	—	—	—	9,848,809	8,270,374	—	—	—	—	9,848,809	8,270,374
Banco Crédito e Inversiones	—	—	—	—	—	—	—	—	4	14,162	4	14,162
Banco Credit Swiss First Boston	—	—	—	—	3,505,735	—	—	—	—	—	3,505,735	—
Banco Davivienda	—	—	—	—	3,413,755	—	—	—	—	—	3,413,755	—
Banco de Bogotá	—	—	—	—	9,699,405	—	—	—	—	—	9,699,405	—
Banco de Chile	32,119	—	—	—	—	—	—	—	8,654	—	40,773	—
Banco de Galicia y Buenos Aires	629,438	559,138	—	—	—	—	—	—	—	—	629,438	559,138
Banco de la Ciudad de Buenos Aires	2,093,894	—	—	—	—	2,072,549	—	—	—	—	2,093,894	2,072,549
Banco de la Nación	—	—	—	—	3,244	—	—	—	—	—	3,244	—
Banco de la Provincia de Buenos Aires	578,043	1,216,163	—	—	—	—	—	—	—	—	578,043	1,216,163
Banco do Brasil	—	27,420	—	—	—	—	—	—	—	—	—	27,420
Banco CR2 de Investimentos	—	—	—	—	99,936	—	—	—	—	—	99,936	—
Banco Fibra	—	—	—	—	1,562,439	—	—	—	—	—	1,562,439	—
Banco Ganadero	8,990,976	—	—	—	17,177,053	—	—	—	—	—	26,168,029	—
Banco Itau	8,626,843	1,192,075	—	—	—	938,228	—	—	—	—	8,626,843	2,130,303
Banco Lloyds	1,348,384	—	—	—	—	—	—	—	—	—	1,348,384	—
Banco Merril Lynch	782,579	—	—	—	—	—	—	—	—	—	782,579	—
Banco Nacional del Lavoro	—	—	—	—	682,488	—	—	—	—	—	682,488	—
Banco Real	—	—	—	—	47,991	240,596	—	—	—	—	47,991	240,596
Banco Río	—	—	—	—	5,689,190	—	—	—	—	—	5,689,190	—
Banco Safra	1,932,294	—	—	—	—	—	—	—	—	—	1,932,294	—
Banco Santander Central Hispano	1,200,699	111,442	—	—	11,183,435	2,895,113	—	—	—	—	12,384,134	3,006,555
Banco Santander Santiago	483,595	8,355	—	—	—	—	—	125	2,513,838	639	2,997,433	9,119
Banco Security	—	—	—	—	—	—	—	—	—	8,897	—	8,897
Banco Wiese Sudameris	—	—	—	—	14,249	—	—	—	—	—	14,249	—
Bank Boston	8,919,997	50,122	—	—	3,390,307	—	—	—	—	—	12,310,304	50,122
Barings	—	592,963	—	—	—	—	—	—	—	—	—	592,963
Bladex	—	602,700	—	—	—	—	—	—	—	—	—	602,700
Bndes	—	—	—	—	17,282,778	—	—	—	—	—	17,282,778	—
Bnp Paribas	—	—	—	—	810	—	—	—	—	—	810	—
Caixa General de Depósitos	—	—	941,495	—	—	—	—	—	—	—	941,495	—
Citibank	14,354,875	—	—	—	10,150,730	336,713	—	—	—	—	24,505,605	336,713
Citibank (Agencia Chile)	—	—	—	—	—	—	—	—	—	23	—	23
Compagnie Belge de la Webstlb	931,698	3,711	—	—	—	—	—	—	—	—	931,698	3,711
Comafi	—	—	—	—	—	7,030	—	—	—	—	—	7,030
Corfinsura	—	—	—	—	—	—	—	—	—	—	—	—
Deutsche Bank	4,125	2,776	—	—	—	—	—	—	—	—	4,125	2,776
Interbank	3,087	—	—	—	2,772	—	—	—	—	—	5,859	—
JP Morgan	20,730	—	—	—	—	—	—	—	—	—	20,730	—
Standard Bank	—	30,090	—	—	—	—	—	—	—	—	—	30,090
Unibanco	—	—	—	—	18,186,497	958,260	—	—	—	—	18,186,497	958,260

Total	57,264,877	73,310,189	941,495	—	138,103,489	37,162,976	—	125	2,522,501	23,730	198,832,362	110,497,020

Total principal	56,502,647	65,979,170	936,749	—	134,180,949	27,388,921	—	125	2,513,836	23,730	194,134,181	93,391,946
Weighted average annual interest rate	3.91%	4.73%	3.00%	0.00%	10.88%	5.81%	0.00%	3.00%	9.00%	0.00%	8.75%	5.10%

	As of December 31,
	2004	2005
	%	%

Percentage of debt in foreign currency:	98.73%	99.98%
Percentage of debt in local currency:	1.27%	0.02%

Total	100.00%	100.00%

b)              Current portion of long-term debt due to banks and financial institutions:

	Foreign currency
	US$		Euros		Yen		Other foreign currency		Ch$		$ no Readjusted		As of December 31
Financial Institution	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	4,900,850	909,670	—	—	—	—	—	—	—	—	—	—	4,900,850	909,670
Bancafe	—	—	—	—	—	—	1,290,949	1,178,539	—	—	—	—	1,290,949	1,178,539
Banco Alfa	—	—	—	—	—	—	—	104,222	—	—	—	—	—	104,222
Banco Bayerische Landes	649,855	7,861,645	—	—	—	—	—	—	—	—	—	—	649,855	7,861,645
Banco BBVA	14,136	2,968	—	—	—	—	—	—	—	—	—	—	14,136	2,968
Banco Colpatria	—	—	—	—	—	—	860,632	785,693	—	—	—	—	860,632	785,693
Banco Continental	—	—	—	—	—	—	—	3,856	—	—	—	—		3,856
Banco Corfinsura	—	—	—	—	—	—	3,442,531	3,142,772	—	—	—	—	3,442,531	3,142,772
Banco de Crédito (Perú)	—	—	—	—	—	—	—	2,972	—	—	—	—		2,972
Banco Davivienda	—	—	—	—	—	—	2,582,586	2,369,515	—	—	—	—	2,582,586	2,369,515
Banco do Brasil	288,532	1,296,625	—	—	—	—	1,228,467	222,425	—	—	—	—	1,516,999	1,519,050
Banco do Estado do Ceará	—	—	—	—	—	—	198,560	—	—	—	—	—	198,560	—
Banco do Nordeste do Brasil	—	78,413	—	—	—	—	49,702	—	—	—	—	—	49,702	78,413
Banco Estado	—	—	—	—	—	—	—	—	1,761,618	1,788,047	—	—	1,761,618	1,788,047
Banco Europeo de Investimentos	876,233	—	—	—	—	—	—	777,463	—	—	—	—	876,233	777,463
Banco Interamericado de Desarrollo	—	11,369,479	—	—	—	—	—	—	—	—	—	—	—	11,369,479
Banco Itau	—	—	—	—	—	—	—	1,818,731	—	—	—	—		1,818,731
Banco Medio Crédito	—	—	—	—	—	—	1,852,156	1,803,488	—	—	—	—	1,852,156	1,803,488
Banco Nacionale del Lavoro	—	—	—	—	—	—	660,934	594,059	—	—	—	—	660,934	594,059
Banco Pactual	—	—	—	—	—	—	—	363,278	—	—	—	—		363,278
Banco Safra	—	—	—	—	—	—	—	754,940	—	—	—	—		754,940
Banco Santander Central Hispano	4,672,999	3,595,414	—	—	—	—	—	1,351,649	—	—	—	—	4,672,999	4,947,063
Bancolombia	—	—	—	—	—	—	3,442,531	3,142,772	—	—	—	—	3,442,531	3,142,772
Banesto	—	4,301,572	—	—	—	—	—	—	—	—	—	—	—	4,301,572
Bank Boston	—	—	—	—	—	—	—	4,924,806	—	—	—	—	—	4,924,806
Bank of América	15,980,007	—	—	—	—	—	—	—	—	—	—	—	15,980,007	—
Bank of Tokio - Mitsubishi	5,593,084	—	129,909	—	427,679	—	430,284	—	—	—	—	—	6,580,956	—
Baring Bank	1,208,637	—	—	—	—	—	—	—	—	—	—	—	1,208,637	—
Bnp Paribas	3,904,240	3,422,025	—	—	—	—	—	1,218,061	—	—	—	—	3,904,240	4,640,086
Bndes	—	—	—	—	—	—	9,254,951	26,177,395	—	—	—	—	9,254,951	26,177,395
Bradesco	—	—	—	—	—	—	—	868,897	—	—	—	—	—	868,897
Caja de Ahorros y Monte de Piedad de Madrid	14,135	21,129	—	—	—	—	—	—	—	—	—	—	14,135	.21,129
Caixa General de Depósitos	—	—	—	713,533	—	—	—	—	—	—	—	—	—	713,533
Citibank N.A.	5,890	2,969	—	—	—	—	—	—	—	—	—	348	5,890	3,317
Compagnie Belge de la Webstlb	853,254	2,067,437	—	—	—	—	—	—	—	—	—	—	853,254	2,067,437
Conavi	—	—	—	—	—	—	2,151,581	1,964,233	—	—	—	—	2,151,581	1,964,233
Deutsche Bank A.G.	8,246	3,420,625	—	—	—	—	—	—	—	—	—	—	8,246	3,420,625
Export Develop. Corp.	1,820,481	1,698,110	—	—	—	—	—	—	—	—	—	—	1,820,481	1,698,110
Granahorrar	—	—	—	—	—	—	1,290,949	1,178,539	—	—	—	—	1,290,949	1,178,539
J.P. Morgan Chase Bank	32,089,086	91,823	—	—	—	—	—	—	—	—	—	—	32,089,086	91,823
Kreditanstal Fur Weideraubau	333,513	8,103,412	—	—	—	—	—	—	—	—	—	—	333,513	8,103,412
Skandinaviska Enskilda Banken	1,924,297	1,702,107	—	—	—	—	—	—	—	—	—	—	1,924,297	1,702,107
Westlb A.G. N.Y. Branch	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Unibanco	—	1,062,865	—	—	—	—	4,597,325	9,316,347	—	—	—	—	4,597,325	10,379,212

Total	75,137,474	51,008,288	129,909	713,533	427,679	—	33,334,138	64,064,652	1,761,618	1,788,047	—	348	110,790,819	117,574,868

Total principal	73,063,315	48,457,874	128,690	710,505	426,606	—	31,386,091	45,833,425	1,672,500	1,609,242	—	348	106,677,202	96,611,046

Weighted average annual interest rate	7.03%	10.27%	3.00%	3.45%	0.90%	0.00%	12.99%	11.66%	9.00%	9.00%	—	0.00%	8.83%	11.06%

	As of December 31,
	2004	2005
	%	%

Percentage of debt in foreign currency:	98.41%	98.48%
Percentage of debt in local currency:	1.59%	1.52%

Total	100.00%	100.00%

Note 16.                     Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of December 31, 2005
		After 1 year	After 2 years	After 3 years	After 5 years			Total Long-term	Annual interest	Total
Financial		but within	but within	but within	but within			portion	rate	long-term
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2005	average	portion - 2004
		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$

Bancafe	$ Colom	—	—	1,121,827	—	—	—	1,121,827	12.17%	2,416,431
Banco ABC Brasil	Rs	—	—	—	—	—	—	—	0.00%	336,662
ABN Amro Bank	US$	6,613,813	1,550,313	2,720,718	2,776,042	—	—	13,660,886	6.46%	5,527,124
Banco Alfa	Rs	6,568,548	—	—	—	—	—	6,568,548	21.07%	—
Banco Bayerische Landes	US$	—	—	—	—	—	—	—	0.00%	8,727,639
Banco BBVA	US$	—	10,890,625	—	—	—	—	10,890,625	4.91%	86,619,960
Banco Colpatria	$ Colom	—	—	747,885	—	—	—	747,885	12.17%	1,610,953
Banco Continental	Soles	8,813,028	—	—	—	—	—	8,813,028	5.25%	—
Banco Crédito Perú	Soles	6,198,995	—	—	—	—	—	6,198,995	5.88%	—
Banco Estado	$ Reaj.	951,856	—	—	—	—	—	951,856	9.00%	2,804,543
Banco Europeo de Investimentos	US$	4,270,833	4,270,833	8,541,667	8,541,667	—	—	25,625,000	18.33%	28,873,320
Banco Davivienda	$ Colom	—	—	2,243,654	—	—	—	2,243,654	12.17%	4,833,085
Banco de Colombia	$ Colom	—	—	—	—	—	—	—	0.00%	325,029
Banco do Brasil	Rs	1,400,486	1,400,486	2,756,733	5,732,100	—	—	11,289,805	16.25%	9,401,741
	US$	—	—	—	—	—	—	—	0.00%	3,093,558
Banco Interamericado de Desarrollo	US$	10,945,443	10,945,443	21,890,888	26,378,528	—	—	70,160,302	4.50%	—
Banco Itau	Rs	—	—	21,725,135	—	—	—	21,725,135	4.80%	—
Banco Medio Crédito	$ Arg	1,786,956	1,786,956	3,573,912	893,301	—	—	8,041,125	1.75%	10,075,779
Banco Nacionale de Paris	$ Arg	—	—	—	—	—	—	—	0.00%	1,396,392
	US$	2,660,413	3,177,750	3,881,278	4,192,436	—	—	13,911,877	5.89%	19,255,964
Banco Nacional del Lavoro	$ Arg	—	—	—	—	—	—	—	0.00%	659,408
Banco de la Provincia de Buenos Aires	US$	512,500	—	—	—	—	—	512,500	4.37%	—
Banco Pactual	Rs	—	—	6,531,915	—	—	—	6,531,915	4.80%	—
Bancolombia	$ Colom	195,356	—	2,991,539	—	—	—	3,186,895	11.87%	6,443,813
Banco Santander Central Hispano	US$	3,454,888	22,033,013	3,454,888	8,328,125	—	—	37,270,914	5.69%	90,662,225
Banesto	US$	3,131,132	1,565,566	1,565,566	—	—	—	6,262,264	6.83%	11,760,153
Bank of America	US$	—	—	—	—	—	—	—	0.00%	8,812,570
Bank Tokio - Mitsubishi	US$	—	—	—	18,988,125	—	—	18,988,125	4.91%	—
Banco do Nordeste do Brasil	Rs	—	1,676,356	—	—	—	—	1,676,356	7.68%	41,059
Barings Bank	US$	—	—	—	—	—	—	—	0.00%	646,762
BNDES	Rs	13,502,214	15,053,663	26,426,403	11,165,900	—	—	66,148,180	19.32%	80,635,602
Bradesco	Rs	—	—	8,758,064	—	—	—	8,758,064	21.30%	—
Caja de Ahorros y Monte de Piedad de Madrid	US$	—	10,890,625	—	4,330,625	—	—	15,221,250	4.91%	86,619,960
Caixa General de Depósitos	Euros	710,950	—	—	—	—	—	710,950	3.06%	1,873,497
Citibank N.Y.	US$	—	10,890,625	—	14,990,625	—	—	25,881,250	4.91%	86,619,960
Compagnie Belge de la Webstlb	US$	3,715,625	—	—	—	—	—	3,715,625	8.10%	6,513,821
Comafi	$ Arg	—	1,183,017	—	—	—	—	1,183,017	7.23%	—
Conavi	$ Colom	—	—	1,869,712	—	—	—	1,869,712	12.17%	4,027,384
Corfinsura	$ Colom	—	—	2,991,539	—	—	—	2,991,539	12.17%	6,443,813
Credit Swiss First Boston	US$	—	2,198,625	13,176,375	—	—	—	15,375,000	10.25%	—
Deutsche Bank A.G.	US$	5,128,049	—	—	—	—	—	5,128,049	9.13%	9,630,167
Export Develop. Corp.	US$	1,477,941	1,477,941	2,211,689	3,307,088	—	—	8,474,659	4.72%	11,135,388
Granahorrar	$ Colom	—	—	1,121,846	—	—	—	1,121,846	12.17%	2,416,432
HBSC	US$	—	—	—	2,776,042	—	—	2,776,042	4.91%	—
ING Bank N.V.	US$	—	—	—	6,662,500	—	—	6,662,500	4.91%	—
Instituto de Crédito Oficial	US$	—	—	—	2,220,833	—	—	2,220,833	4.91%	—
J.P.Morgan Chase Bank	US$	12,812,500	—	—	—	—	—	12,812,500	8.60%	23,791,616
Kreditanstal Fur Weideraubau	US$	7,766,968	7,766,968	15,113,403	11,229,919	—	—	41,877,258	4.85%	1,105,629
San Paolo IMI S.P.A.	US$	—	—	—	5,552,083	—	—	5,552,083	4.91%	—
Skandinaviska Enskilda Banken	US$	846,865	—	—	—	—	—	846,865	6.50%	2,862,838
Standard Bank	US$	—	10,250,000	—	—	—	—	10,250,000	7.75%	—
Unibanco	Rs	17,409,334	7,185,320	9,921,211	3,352,712	—	—	37,868,577	10.29%	20,652,036

Totals		120,874,693	126,194,125	165,337,847	141,418,651	—	—	553,825,316		648,652,313

	As of December 31,
	2004	2005
	%	%

Percentage of debt in local currency:	0.43%	0.17%
Percentage of debt in foreign currency:	99.57%	99.83%

Total	100.00%	100.00%

On May 15, 2003, ENERSIS S.A. and its subsidiary Endesa Chile subscribed syndicated loans to refinance bank debts in an amount of US$2,330 million with 32 banks.

Due to this refinancing, obligations with original maturities in 2003 and 2004, now come due in 2008, with principal payments starting in 2005.

The covenants which regulate these loans do not trigger prepayment of the obligations if the Company or its subsidiary Endesa Chile risk rating falls below investment grade.

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

Endesa Chile’s new credit agreement includes a 3.5 year term with repayment when due and a 1.15% libor spread.

The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.

On April 15, 2004, ENERSIS S.A. prepaid US$150 million of the syndicated loan obtained in November, 2003, for US$500 million from the banks BSCH, Banco Bilbao Viscaya Argentaria, San Paolo IMI, Bank of Tokio Mitsubishi, Caja Madrid, and Deutsche Bank.

The remaining US$350 million balance was refinanced in November, 2004, through revolving overdraft lines whose term is 4 years.  It is possible to prepay and draw down funds throughout the contract period.  The interest (spread) depends on the corporate rating given by S & P.  Currently, at BBB-, the interest spread is 0.375%.  Later on, on March 4, 2005, US$80 million were prepaid.

On November 10, 2004, Endesa Chile entered into a new credit for MUS$250 million, with which it prepaid the loan entered into on February 4, 2004.

The new Endesa Chile loan matures on November 11, 2010, and has a 0.375% Libor spread.

The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.

Note 17.                     Other Current Liabilities

Other current liabilities are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Advances and guarantee on construction	37,751	42,344
Taxes payables	1,218,725	1,382,810
Contingencies - third party claims	23,379,305	6,903,532
Reimbursable contributions	2,227,172	1,707,884
Azopardo provision	3,382,707	3,352,285
Accrued employees benefits - other	1,959,842	1,936,924
Forward contracts and swaps	4,483,866	16,513,081
Fair value - derivative contracts	165,622	8,626,604
Emergency energy provision (Brazil)	1,964,456	3,816,740
Other current liabilities	3,843,733	4,593,160

Total	42,663,179	48,875,364

Note 18.                     Bonds Payable

a)              Details of the current portion of bonds payable is as follows:

		Face value		Interest			As of December 31,
Instrument	Series	outstanding	Currency	rate		Maturity date	2004	2005
				%			ThCh$	ThCh$

Bonds Edelnor

One

4,891,900

Soles

9.61

%

01/02/2011

5,571

5,163

Bonds Edelnor	I°Prog.	80,000,000	Soles	VAC* + 7.5%		01/07/2006	558,281	13,399,830
Bonds Edelnor	I°Prog.	18,570,000	Soles	VAC* + 6.2%		26/04/2007	39,944	34,282
Bonds Edelnor	I°Prog.	30,000,000	Soles	7.38%		01/01/2004	—	19,284
Bonds Edelnor	I°Prog.	20,000,000	Soles	8.56%		24/01/2004	—	15,637
Bonds Edelnor	I°Prog.	100,000,000	Soles	VAC* + 6.9%		10/10/2006	263,910	16,399,996
Bonds Edelnor	I°Prog.	40,000,000	Soles	4.47%		11/09/2007	96,100	81,608
Bonds Edelnor	I°Prog.	30,000,000	Soles	5.86%		15/01/2008	142,409	120,934
Bonds Edelnor	I°Prog.	20,000,000	Soles	8.75%		08/06/2009	18,414	22,880
Bonds Edelnor	I°Prog.	20,000,000	Soles	6.25%		15/01/2012	101,098	85,852
Bonds Edelnor	I°Prog.	20,000,000	Soles	VAC* + 5.4%		22/04/2014	37,760	32,408
Bonds Edelnor	I°Prog.	20,000,000	Soles	VAC* + 6.5%		01/06/2014	14,157	12,150
Bonds Edelnor	I°Prog.	40,000,000	Soles	VAC* + 6.5%		01/06/2014	8,997	7,721
Bonds Codensa	B3	500,000,000,000	$ Col.	9.62%		15/03/2009	73,608	60,579
Bonds Codensa	B5	200,000,000,000	$ Col.	10.80%		15/03/2011	327,891	269,239
Bonds Codensa	B8	250,000,000,000	$ Col.	10.99%		15/03/2014	416,835	342,157
Bonds Edesur	5	40,000,000	$ Arg	8.50%		05/04/2006	158,980	5,432,675
Bonds Edesur	6	80,000,000	$ Arg	4.00%		05/10/2007	5,951	3,385,609
Bonds Ampla	1ra Serie	290,000,000	Reales	CAI+1.2	%aa	01/03/2008	17,116,628	3,945,062
Bonds Ampla	2°Serie	110,000,000	Reales	igp+11,4%		01/03/2010	—	2,290,261
Bonds Coelce	Unit	88,500,000	Reales	CDI + 16%		20/02/2012	3,086,508	3,689,610
Yankee Bonds - Enersis	One	300,000,000	US$	6.90%		01/12/2006	996,130	154,634,063
Yankee Bonds - Enersis	Two	350,000,000	US$	7.40%		01/12/2016	901,215	799,826
Yankee Bonds - Enersis	Three	858,000	US$	6.60%		01/12/2026	2,725	2,418
Yankee Bonds II - Enersis	One	350,000,000	US$	7.38%		01/12/2014	6,986,241	6,063,249
Bonds N° 269 - Enersis	B-1	32,862	U.F.	5.50%		15/06/2009	75,235	158,966
Bonds N° 269 - Enersis	B-2	1,935,000	U.F.	5.75%		15/06/2022	82,008	763,959
Bonds Endesa Chile	One	230,000,000	US$	7.88%		01/02/2027	3,907,150	3,464,882
Bonds Endesa Chile	Two	220,000,000	US$	7.33%		01/02/2037	3,877,448	3,441,225
Bonds Endesa Chile	Three	200,000,000	US$	8.13%		01/02/2097	831,717	719,688
Bonds Endesa Chile	One	400,000,000	US$	7.75%		15/07/2008	8,204,834	7,281,770
Bonds Endesa Chile	One	400,000,000	US$	8.50%		01/04/2009	4,908,464	4,356,250
Bonds Endesa Chile	E-1 y E-2	6,000,000	U.F.	6.20%		01/08/2006	2,738,956	110,593,059
Bonds Endesa Chile	C2; D1 Y D2	1,043,873	U.F.	6.80%		01/11/2010	2,901,114	—
Bonds Endesa Chile	F	1,500,000	U.F.	6.20%		01/08/2022	684,740	686,050
Bonds Endesa Chile	144A	400,000,000	US$	8.35%		01/08/2013	8,036,407	7,132,292
Bonds Endesa Chile	144A	200,000,000	US$	8.63%		01/08/2015	4,150,540	3,683,594
Bonds Endesa Chile	G	4,000,000	U.F.	4.80%		15/10/2010	709,207	710,565
Bonds Endesa Chile	H	4,000,000	U.F.	6.20%		15/10/2008	912,984	914,731
Bonds Betania	B	300,000,000,000	$ Col.	11.40%		10/11/2011	1,240,398	1,092,650
Bonds Edegel	One	30,000,000	US$	8.75%		03/06/2006	119,578	15,481,125
Bonds Edegel	Two	30,000,000	US$	8.41%		14/02/2007	555,162	492,705
Bonds Edegel	Three	30,000,000	US$	8.75%		13/06/2007	78,344	69,571
Bonds Edegel	Four	20,000,000	US$	8.44%		21/11/2005	11,658,075	—
Bonds Edegel	Five B	35,000,000	Soles	6.00%		22/02/2004	—	—
Bonds Edegel	One A	100,000,000	Soles	6.00%		06/06/2005	17,659,953	—
Bonds Edegel	Three A	50,000,000	Soles	4.13%		04/09/2006	116,897	7,567,939
Bonds Edegel	Three B	50,000,000	Soles	4.88%		30/10/2006	71,458	7,529,350
Bonds Edegel	Four A	50,000,000	Soles	4.75%		12/12/2006	20,888	7,486,406
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%		26/01/2009	92,635	82,214
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%		27/02/2008	105,923	89,951
Bonds Edegel	6 B 2° issue	20,000,000	Soles	5.88%		18/06/2008	10,798	9,170
Bonds Edegel	7 A 2° issue	10,000,000	US$	8.50%		26/07/2009	91,678	124,211
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%		10/03/2008	—	61,261
Bonds Edegel	8 B 2° issue	10,456,135	Soles	6.47%		30/03/2008	—	62,082
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%		01/06/2009	—	60,177
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%		21/10/2010	—	67,325
Bonds Edegel	11 A 2° issue	20,000,000	US$	3.71%		18/11/2012	—	72,457
Bonds Emgesa	A-1	15,000,000,000	$ Col.	8.68%		26/07/2006	65,870	53,591
Bonds Emgesa	B-5	12,750,000,000	$ Col.	9.97%		09/10/2004	—	—
Bonds Emgesa	B-7	19,500,000,000	$ Col.	9.18%		09/10/2006	112,720	3,456,778
Bonds Emgesa	B-10	229,825,000,000	$ Col.	9.49%		09/10/2009	1,369,673	1,112,862
Bonds Emgesa	B-10	60,000,000,000	$ Col.	9.31%		10/11/2009	216,658	178,605
Bonds Emgesa	C-10	8,928,433,000	$ Col.	10.25%		09/10/2009	88,315	84,138
Bonds Emgesa	C-10	15,889,565,000	$ Col.	9.88%		08/10/2009	47,834	45,573
Bonds Emgesa	B-1 2° issue	50,000,000,000	$ Col.	12.43%		26/07/2006	1,045,727	12,445,994
Bonds Emgesa	B-1	85,000,000,000	$ Col.	12.43%		26/07/2006	1,231,173	1,032,660
Bonds Emgesa	A-10	210,000,000,000	$ Col.	10.18%		23/02/2006	—	4,375,126
Bonds Emgesa	A-1	15,000,000,000	$ Col.	8.68%		26/07/2006	—	19,071,061
Bonds Endesa Chile Internacional	Unit	150,000,000	US$	7.20%		01/04/2006	1,559,159	78,258,750

Total							110,939,073	515,523,256

b)              Details of the long-term portion of bonds payable is as follows:

		Face value		Interest			As of December 31,
Instrument	Series	outstanding	Currency	rate		Maturity date	2004	2005
				%			ThCh$	ThCh$

Bonds Edelnor	One	4,891,900	Soles	9.61%		01/02/2011	860,727	730,933
Bonds Edelnor	I°Prog.	80,000,000	Soles	VAC* + 7.5%		01/07/2006	15,037,298	—
Bonds Edelnor	I°Prog.	18,570,000	Soles	VAC* + 6.2%		26/04/2007	3,521,241	3,022,089
Bonds Edelnor	I°Prog.	100,000,000	Soles	VAC* + 6.9%		10/10/2006	18,862,306	—
Bonds Edelnor	I°Prog.	40,000,000	Soles	4.47%		11/09/2007	7,037,981	5,976,678
Bonds Edelnor	I°Prog.	30,000,000	Soles	5.86%		15/01/2008	5,278,486	4,482,507
Bonds Edelnor	I°Prog.	30,000,000	Soles	8.75%		10/06/2015	3,518,991	2,988,338
Bonds Edelnor	I°Prog.	20,000,000	Soles	6.25%		15/01/2012	3,518,991	2,988,338
Bonds Edelnor	I°Prog.	20,000,000	Soles	VAC* + 5.4%		22/04/2014	3,571,430	3,065,164
Bonds Edelnor	I°Prog.	20,000,000	Soles	8.56%		01/06/2009	—	4,482,507
Bonds Edelnor	I°Prog.	20,000,000	Soles	VAC* + 6.5%		01/06/2014	3,563,977	3,058,767
Bonds Edelnor	I°Prog.	40,000,000	Soles	VAC* + 6.5%		01/06/2014	7,115,578	6,106,914
Bonds Edelnor	I°Prog.	30,000,000	Soles	7.38%		10/06/2010	—	4,482,507
Bonds Codensa	B3	500,000,000,000	$ Col.	9.62%		15/03/2009	12,082,151	11,218,271
Bonds Codensa	B5	200,000,000,000	$ Col.	10.80%		15/03/2011	48,328,603	44,873,086
Bonds Codensa	B8	250,000,000,000	$ Col.	10.99%		15/03/2014	60,410,754	56,091,357
Bonds Edesur	5	40,000,000	$ Arg	8.50%		05/04/2006	7,757,735	—
Bonds Edesur	6	80,000,000	$ Arg	7.00%		05/10/2007	15,515,471	10,140,148
Bonds Ampla	1ra Serie	294,000,000	Reales	CDI+1.2%	aa	01/03/2008	47,970,170	24,208,912
Bonds Ampla	2°Serie	110,000,000	Reales	IGP-M+11.4%		01/03/2010	—	63,495,963
Bonds Coelce	Unit	88,500,000	Reales	CDI + 16%		20/02/2012	17,452,569	14,537,346
Yankee Bonds - Enersis	One	300,000,000	US$	6.90%		01/12/2006	173,239,920	—
Yankee Bonds - Enersis	Two	350,000,000	US$	7.40%		01/12/2016	144,212,994	127,988,675
Yankee Bonds - Enersis	Three	858,000	US$	6.60%		01/12/2026	495,466	439,725
Yankee Bonds II - Enersis	One	350,000,000	US$	7.38%		01/12/2014	202,113,240	179,375,000
Bonds N° 269 - Enersis	B-1	32,862	U.F.	5.50%		15/06/2009	665,121	433,059
Bonds N° 269 - Enersis	B-2	1,935,000	U.F.	5.75%		15/06/2022	34,714,798	34,099,461
Bonds Endesa Chile	One	230,000,000	US$	7.88%		01/02/2027	118,889,359	105,514,012
Bonds Endesa Chile	Two	220,000,000	US$	7.33%		01/02/2037	127,042,608	112,750,000
Bonds Endesa Chile	Three	200,000,000	US$	8.13%		01/02/2097	23,338,883	20,713,200
Bonds Endesa Chile	One	400,000,000	US$	7.75%		15/07/2008	230,986,560	205,000,000
Bonds Endesa Chile	Unit	400,000,000	US$	8.50%		01/04/2009	230,986,560	205,000,000
Bonds Endesa Chile	E-1 y E-2	6,000,000	U.F.	6.20%		01/08/2006	107,642,783	—
Bonds Endesa Chile	C2; D1 Y D2	1,043,873	U.F.	6.80%		01/11/2010	16,035,205	—
Bonds Endesa Chile	F	1,500,000	U.F.	6.20%		01/08/2022	26,910,696	26,962,215
Bonds Endesa Chile	144A	400,000,000	US$	8.35%		01/08/2013	230,986,560	205,000,000
Bonds Endesa Chile	144A	200,000,000	US$	8.63%		01/08/2015	115,493,280	102,500,000
Bonds Endesa Chile	G	4,000,000	U.F.	4.80%		15/10/2010	71,761,855	71,899,240
Bonds Endesa Chile	H	4,000,000	U.F.	6.20%		15/10/2008	71,761,855	71,899,240
Bonds Betania	B	300,000,000,000	$ Col.	11.40%		10/11/2011	72,492,822	67,309,700
Bonds Edegel	One	30,000,000	US$	8.75%		03/06/2006	17,323,992	15,375,000
Bonds Edegel	Two	30,000,000	US$	8.41%		14/02/2007	17,323,992	15,375,000
Bonds Edegel	Three	30,000,000	US$	8.75%		13/06/2007	17,323,992	—
Bonds Edegel	Four	20,000,000	US$	8.46%		21/11/2005	—	—
Bonds Edegel	One A	100,000,000	Soles	6.00%		06/06/2005	—	—
Bonds Edegel	Three A	50,000,000	Soles	4.13%		04/09/2006	8,794,798	—
Bonds Edegel	Three B	50,000,000	Soles	4.88%		30/10/2006	8,794,798	—
Bonds Edegel	Four A	50,000,000	Soles	4.75%		12/12/2006	8,794,798	—
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%		26/01/2009	5,774,664	5,125,000
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%		27/02/2008	5,276,877	4,481,201
Bonds Edegel	6 B 2° issue	20,000,000	Soles	5.88%		18/06/2008	3,517,919	2,987,467
Bonds Edegel	7 A 2° issue	10,000,000	US$	8.50%		26/07/2009	5,774,663	5,125,000
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%		10/03/2008	—	3,341,482
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%		30/03/2008	—	3,838,895
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%		01/06/2009	—	10,456,135
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%		21/10/2010	—	5,228,068
Bonds Edegel	11 A 2° issue	20,000,000	US$	3.71%		18/11/2012	—	10,250,000
Bonds Emgesa	A-1	15,000,000,000	$ Col.	8.68%		26/07/2006	3,624,645	—
Bonds Emgesa	B-1	85,000,000,000	$ Col.	12.43%		26/06/2006	20,539,572	—
Bonds Emgesa	B-7	19,500,000,000	$ Col.	9.18%		09/10/2006	4,712,039	—
Bonds Emgesa	B-10	229,825,000,000	$ Col.	9.49%		09/10/2009	55,535,585	51,564,785
Bonds Emgesa	B-10	60,000,000,000	$ Col.	9.31%		10/11/2009	14,498,581	13,461,776
Bonds Emgesa	C-10	8,928,433,000	$ Col.	10.25%		09/10/2009	3,699,403	3,610,294
Bonds Emgesa	C-10	15,889,565,000	$ Col.	9.88%		09/10/2009	2,078,712	2,028,642
Bonds Emgesa	B-10 2° issue	50,000,000,000	$ Col.	12.43%		26/07/2006	12,082,099	—
Bonds Emgesa	A-10	210,000,000,000	$ Col.	10.18%		23/02/2015	—	47,116,741
Bonds Endesa Chile Internacional	Unit	150,000,000	US$	7.20%		01/04/2006	86,619,960	—

Total							2,583,266,113	2,002,198,838

*                     VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate (represents an inflation - indexed new Peruvian Sol).

Year	%

2004	4.08
2005	1.05

c)              Bonds payable consist of the following:

(1)              ENERSIS S.A. Series B1-B2

On September 11, 2001, ENERSIS S.A. registered two series of bearer bonds dated June 14, 2001, as follows:

	Total amount	No. of bonds	Face value
Series	In UF	per series	In UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

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

During the second half of 2004, UF/US$swap contracts were entered into for an amount of US$100,000,000 associated with the tranche 1 bond and US$250,000,000 associated which tranche 2.

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

(3)             International Bonds (Yankee Bonds II)

On November 24, 2003, the Company, through its Cayman Islands Agency, issued and placed Yankee Bonds on the American market for US$350 million.  This placement was made in a single tranche, whose features are as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	350.000.000	10	7.375%

Interest is paid semi-annually and amortization of capital is a single installment at the end of the term.

During 2004 second half, debts have been re-denominated through US$/UF swap contracts for the total of this issue.

(4)             Bonds of Chilectra S.A.

On October 13, 2003, Chilectra S.A. registered, in the Superintendency of Securities and Insurance, 2 lines of bonds corresponding to Nº 347 and 348 for a maximum line amount of UF4,200,000 and UF4,000,000 respectively; the placement has a maturity of 10 years from August 22, 2003.  To date, the placement of the related bonds has not been made.

(5)             Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	:	March 1, 1996
Number of bonds subscribed	:	48,919
Face value	:	100 soles each
Redemption term	:	15 years
Interest rate	:	9.6136% annual
Interest payment	:	Annually, on coupon maturity
Principal amortization	:	Amortization of total principal upon maturity

First program of Corporate Bonds
First issue
Date of Issue	:	October 29, 2001
Number of bonds subscribed	:	146,300
Face value	:	30,000 soles each
Redemption term	:	5 years
Interest rate	:	7.5% annual
Interest payment	:	Semi - annual

Second issue
Date of Issue	:	October 19, 2001
Number of bonds subscribed	:	20,000
Face value	:	5,000 new soles each
Redemption term	:	5 years
Interest rate	:	6.9% annual + VAC
Interest payment	:	Semi - annual

Fifth issue
Date of issue	:	March 1, 2003
Number of bonds subscribed	:	3,714
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	6.2% annual + VAC
Interest payment	:	Semi - annual

Sixth issue
Date of issue	:	September 12, 2003
Number of bonds subscribed	:	8,000
Face value	:	5,000 (new soles each)
Redemption term	:	4 years
Interest rate	:	4.46875% annual
Interest payment	:	Semi - annual

Seventh issue
Date of issue	: January 16, 2004.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 4 years.
Interest rate	: 5.86%.
Interest payment	: Semi-annual.

Eighth issue
Date of issue	: January 16, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 8 years.
Interest rate	: 6.25%.
Interest payment	: Semi-annual.

Ninth issue
Date of issue	: April 22, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 5.4375%.
Interest payment	: Semi-annual.

Tenth issue
Date of issue	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 5 years.
Interest rate	: 8.56%.
Interest payment	: Semi-annual.

Eleventh issue
Date of issue	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Twelfth issue
Date of issue	: June 24, 2004.
Number of bonds subscribed	: 8,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Thirteenth issue
Date of issue	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: 7.38%.
Interest payment	: Semi-annual.

Fourteenth issue
Date of issue	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 (new soles) each.
Term	: 15 years.
Interest rate	: 8.75%.
Interest payment	: Semi-annual.

(6)             Codensa S.A.

Codensa S.A. issued bonds on March 11, 2004.

First Issue
Issuer	: Codensa.
Issued securities	: Securities negotiable in Colombian pesos.
Amount issued	: 500,000,000,000 Colombian pesos.
1st principal payment	: maturity in 2009 for 50,000,000,000 Colombian pesos.
Nominal interest rate	: 9.62% average annual rate.
Interest payment	: Quarterly.
Interest accrued at the closing of the year is ThCh$60,579
(ThCh$73,608 in 2004), and is presented in current liabilities.
2nd principal payment	: Maturity in 2011 for 200,000,000,000 Colombian pesos.
Nominal interest rate	: 10.80% average annual rate.
Interest payment	: Quarterly.
Interest accrued at the closing of the year is ThCh$269,239
(ThCh$327,891 en 2004), and is presented in current liabilities.
3rd principal payment	: Maturity in 2014 for 250,000,000,000 Colombian pesos.
Nominal interest rate	: 10.99% average annual rate.
Interest payment	: Quarterly.
Interest accrued at the closing of the year is ThCh$34,157
(ThCh$416,835 in 2004), and is presented in the current liabilities.

(7)             Edesur S.A.

On October 5, 2004, under its medium-term certificate of indebtedness issue program, Edesur S.A. issued negotiable liabilities in Argentinean pesos for a total amount of ThUS$40,302 in two 18-month series (class 5) and 1-3-year series (class 6), respectively.

Issuer	: Edesur S.A.
Issued securities	: Negotiable liabilities in Argentinean pesos.
Amount issued	: ThUS$13,434.
Principal due	: Maturity in 2006.
Nominal interest rate	: 8.5% average annual rate.
Interest payment	: Semi-annual.

Issuer	: Edesur S.A.
Issued securities	: Negotiable liabilities in Argentinean pesos.
Amount issued	: ThUS$26,868.
Principal due	: Maturity in 2007.
Nominal interest rate	: 4.0% minimum annual nominal rate.
Interest payment	: Quarterly.

(8)             Ampla Energía e Servicos S.A.

On March 01, 2005, Ampla Energía e Servicos S.A. issued liabilities in reales for a total amount of R$400,000,000 in a 2-year term series.

First Issue
Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable liabilities in Brazilian reales.
Amount issued	: R$290,000,000.
Principal due	: Maturity in 2008.
Nominal interest rate	: CDI + 1,2% aa
Interest payment	: Semi-annual.
Interest payment	: Maturity in 2008.

Second Issue
Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable liabilities in Brazilian reales.
Amount issued	: R$110,000,000.
Principal due	: Maturity in 2010.
Nominal interest rate	: IGP - M + 11,4% aa
Interest payment	: Annual.
Interest payment	: Maturity in 2010.

(9)             Coelce S.A.

On February 29, 2004, Coelce S.A. issued liabilities in reales for a total amount of MR$88,500 in a 12-year term series.

Issuer	: Coelce S.A.
Issued securities	: Negotiable securities in Brazilian reales.
Amount issued	: ThR$88,500.
Principal due	: Maturity in 2012.
Nominal interest rate	: CDI average annual rate + 16%.
Interest payment	: Semi-annual.

(10)      Endesa Chile S.A.

(i)      Our Subsidiary Endesa Chile S.A. currently has two outstanding public bond issues on the domestic market on the following dates:

•                  On December 7, 1990, it registered the third issuance of bonds worth U.F.  4,000,000 under No.131.  U.F.  2,030,000 of this issue had been placed at December 31, 2003.  The remaining balance of U.F.  1,970,000 has been cancelled, because its placement deadline has expired.  This issue was fully paid on May 2, 2005.

•                  On August 9, 2001, it registered the fourth bond issuance worth U.F: 7,500,000 under No.264; this was totally placed at December 31, 2001.

•                  On November 26, 2002, it registered the fifth bond issuance worth U.F.  8,000,000 under Nos.  317 and 318 and then amended it on October 2, 2003; this issue was totally placed at December 31, 2003.

Risk rating of the issued bonds is as follows as of December 31, 2004:

Category

- Feller-Rate Clasificadora de Riesgo Ltda.	A+
- Comisión Clasificadora de Riesgo	A+
- Fitch Chile Clasificadora de Riesgo Ltda.	A+

ISSUANCE TERMS

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento
Issuance Value	:	Four million Unidades de Fomento (UF4,000,000) divided into:
- Series C-1: 120 bonds at UF10,000 each
- Series C-2: 800 bonds at UF1,000 each
- Series D-1: 120 bonds at UF10,000 each
- Series D-2: 800 bonds at UF1,000 each
Indexation	:	Based on variations in Unidad de Fomento index
Amortization period	:	Series C-1 and C-2: 15 years (5-year grace year and 10 years to pay off principal).
Series D-1 and D-2: 20 years (5-year grace year and 15 years to pay off principal).
Capital amortization	:

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

Interest will be paid semi-annually each May 1 and November 1, starting May 1, 1991. Accrued interest as of December 31, 2004 and 2005 amounts to ThCh$208,755 and ThCh$-, respectively, and is shown under current liabilities.

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

Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest as of December 31, 2004 is ThCh$3,423,695 and amounts to ThCh$3,430,249 in 2005 which is shown under current liabilities.

Guarantee	:	There is no specific collateralization; however, a general guarantee covers all the issuer’s assets.
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance.

Fifth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Dematerialized bearer bonds in local currency, expressed in Unidades de Fomento.
Amount of issue	:	Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
	•	Series G: 4,000 bonds U.F. 1,000 each.
	•	Series H: 4,000 bonds U.F. 1,000 each.
Readjustment base	:	Variation in Unidad de Fomento.
Amortization period	:	Series G: October 15, 2010.
Series H: Semi-annually and successively as of April 16, 2010.
Pre-redemption	:	Only for series G bonds, as of October 16, 2004.
Nominal interest rate	:

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

Interest will be paid semi-annually, due on April 15 and October 15 of each year starting from April 15, 2004. Interest accrued at year-end is ThCh$1,622,192 in 2004 and ThCh$1,625,296 in 2005 is presented in current liabilities.

(ii)                        Endesa Chile S.A. has issued and placed four public offerings of bonds in the international market as follows:

The risk ratings of these offerings of bonds at the date of these financial statements is as follows:

Rating entity	Category

-Standard & Poor’s	BBB-
-Moodys Investors Services	Ba1
-Fitch	BBB-

First Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, year 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.875% annually
Series 2: 7.325% annually
Series 3: 8.125% annually
Interest Payments	:

Interest will be paid semi-annually each February 1 and August 1 annually, starting January 27, 1997. Accrued interest as of the year end amounts to ThCh$12,145,443 in 2004 and ThCh$10,779,051 in 2005, which is shown under current liabilities.

Second Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000)
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Principal due	:	Series 1 matures on July 15, 2008
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payment	:

Interest will be paid semi-annually each January 15 and July 15 annually, starting January 15, 1999. Accrued interest as of the year end amounts to ThCh$8,204,834 in 2004 and ThCh$7,281,770 in 2005, which is shown under current liabilities.

Third Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable securities denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000).
Readjustment	:	Variation in the US Dollar in relation with the Chilean peso
Principal due	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.50% annually
Interest Payment	:

Interest will be paid semi-annually each October 1 and April 1 annually, starting October 1, 1999. Accrued interest as of the year end amounts to ThCh$4,908,464 in 2004 and ThCh$4,356,250 in 2005, respectively, which is shown under current liabilities.

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

Interest will be paid semi-annually on February 1 and August 1 each year starting from July 23, 2003. Interest accrued at year-end was ThCh$12,186,947 in 2004 and ThCh$10,815,886 in 2005 which is shown under current liabilities.

Repurchase of Yankee Bonds

Endesa Chile Internacional, a 100% subsidiary of , made a tender offer in November 2001, for the total or partial purchase, in cash, of the following bond issue in US dollar (Yankee Bonds) made by its parent company.

•                      Series 1: ThCh$230,000 at 30 years, maturing in 2027.

•                      Series 3: ThCh$200,000 at 100 years, maturing in 2097.

As a result of the offer which expired on November 21, 2001, series 1 and series 3 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series.

(11)              Subsidiaries of Endesa Chile S.A.

I                        Chile Internacional issued Yankee Bonds on April 1, 1996.

Risk rating of the bond issuance is as follows as of December 31, 2005:

Category

• Standard & Poor’s	BBB-
• Moodys Investors Services	Ba 1

ISSUANCE TERMS

First Issuance

Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable securities denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million Dollars (US$150,000,000):
Principal due	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2% annually in arrears.
Interest Payment	:

Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest as of the year end amounts to ThCh$1,559,159 in 2004 and ThCh$1,383,750 in 2005 and is shown under current liabilities.

Guarantee	:	Guarantee from Empresa Nacional de Electricidad S.A.

II                    Edegel S.A. issued bonds on June 4, 1999, February 15, 2000, June 14, 2000 and November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004 and July 26, 2004, March 10, 2005, March 30, 2005, June 1, 2005, October 21, 2005 and November 18, 2005, as per the following:

First Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in US$(110,000 bonds).
Issuance value	:	US$110,000,000
Principal due	:	June 3, 2006, February 14, 2007, June 13, 2006 and November 21, 2005 respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75% and 8.44% annually
Interest payment	:	Interest will be paid semi-annually, starting December 3, 1999. Accrued interest as of December 31, 2004 and 2005, amounts to ThCh$861,832 and ThCh$668,401 and is shown in other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new soles (20,000 bonds).
Issuance value	:	100,000,000 new Peruvian soles
Principal due	:	Maturity as of June 6, 2005.
Nominal interest rate	:	6.0% annually
Interest payment	:

Interest will be paid semi-annually. Accrued interest as of December 31, 2004 and 2005, amounts to ThCh$70,359 and ThCh$-, respectively and is shown in other current liabilities. This issuance was fully paid in June 2005.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated in new Peruvian soles (10,000 bonds).
Issuance value	:	50,000,000 new soles
Principal due	:	Maturity as of September 4, 2006.
Nominal interest rate	:	4.13% annually
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2004 and 2005, amounts to ThCh$116,897 and ThCh$99,271, respectively and is shown in other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Negotiable Instruments in New Peruvian Soles (10,000 bonds)
Amount of issuance	:	Fifty million new Peruvian soles (NS50,000,000).
Principal due	:	Total maturity at October 30, 2006.
Nominal interest rate	:	4.875% per year.
Interest payment	:	Interests will be paid semi-annually. Interests accrued at year-end is ThCh$71,458 in 2004 and ThCh$60,682 in 2005 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Negotiable instruments in new Peruvian soles (10,000 bonds)
Amount of issue	:	Fifty million new Peruvian soles (NS50,000000).
Principal due	:	Total maturity at December 12, 2006.
Nominal interest rate	:	4.75% per year.
Interest payment	:	Interests will be paid semi-annually. Interest accrued at year-end is ThCh$20,888 in 2004 and ThCh$17,738 in 2005 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in dollars (10,000 bonds.)
Amount issued	:	Ten million (US$10,000,000.)
Principal due	:	Total maturity on January 26, 2009.
Nominal interest rate	:	Due annually 3.75%.
Interest payment	:	Semi-annual. Interest earned at the closure of the fiscal year is ThCh$92,635 in 2004 and ThCh$82,214 in 2005 and presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in new Peruvian soles (6,000 bonds.)
Amount issued	:	Thirty million new Peruvian soles (NS 30,000,000.)
Principal due	:	Total maturity on February 27, 2008.
Nominal interest rate	:	Due annually 5.875%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is ThCh$105,923 in 2004 and ThCh$89,951 in 2005 and presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in new Peruvian soles (4,000 bonds.)
Amount issued	:	Twenty million new Peruvian soles (NS 20,000,000.)
Principal due	:	Total maturity on June 18, 2008.
Nominal interest rate	:	Due annual 5.88%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is ThCh$10,798 in 2004 and ThCh$9,170 in 2005 and presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable securities in dollars (10,000 bonds.)
Amount issued	:	Ten million dollars (US$10,000,000.)
Principal due	:	Total maturity on July 26, 2009.
Nominal interest rate	:	Due annual 8.5%.
Interest payment	:	Semi-annual. Interest earned at the closing of the fiscal year is ThCh$91,678 in 2004 and ThCh$124,211 in 2005 and presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities in new Peruvian soles 4,474 bonds)
Amount of issue	:	Twenty two million three hundred seventy thousand new Peruvian soles (NS22,370,000).
Principal due	:	Total maturity on March 10, 2008.
Nominal interest rate	:	6.00% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$61,261 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities in new Peruvian soles (5,140 bonds)
Amount of issue	:	Twenty five million seven hundred thousand new Peruvian soles (NS25,700,000).
Principal due	:	Total maturity on March 30, 2008.
Nominal interest rate	:	6.47% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$62,082 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities in new Peruvian soles (14,000 bonds)
Amount of issue	:	Seventy million new Peruvian soles (NS70,000,000).
Principal due	:	Total maturity on June 1, 2009.
Nominal interest rate	:	6.91% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$60,177 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities in new Peruvian soles (7,000 bonds)
Amount of issue	:	Thirty five million new Peruvian soles (NS35,000,000).
Principal due	:	Total maturity on October 21, 2010.
Nominal interest rate	:	6.72% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$67,325 and is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities in US dollars (20,000 bonds)
Amount of issue	:	Twenty million US dollars (US$20,000,000).
Principal due	:	Total maturity on November 18, 2012.
Nominal interest rate	:	3.71% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$72,457 and is presented in current liabilities.

III                Emgesa S.A. issued bonds on October 8, 1999 and July 9, 2001, the first issuance, and on February 26, 2003, the second issuance as per the following:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance Value	:	$Col 530,000,000,000
Principal due	:	Maturities between 2004 and 2009 amount to Col$449,554,880.000
Interest nominal rate	:	15.51% annual average rate
Interest payment	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2004 and 2005, amounts to ThCh$3,132,243 and ThCh$1,566,066, respectively and is shown under current liabilities.

Second Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance value	:	$Col 50,000,000,000
Principal due	:	Maturity as of July 26, 2006.
Nominal interest rate	:	12.43% annual average rate
Interest payment	:	Interest will be paid annually. Accrued interest as of December 31, 2004 and 2005, amounts to ThCh$1,045,727 and ThCh$1,227,721, respectively and is shown in other current liabilities.

Third Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable securities denominated in Colombian pesos
Issuance value	:	$Col 210,000,000,000
Principal due	:	Maturity as of February 23, 2015.
Nominal interest rate	:	Consumer Price Index + 5.04%
Interest payment	:	Interest will be paid annually. Accrued interest as of December 31, 2005 amounts to ThCh$4,375,126 and is shown in other current liabilities.

IV            Central Hidroeléctrica Betania S.A. E.S.P.  issued bonds on November 11, 2004, completing the first issue.

First issue
Issuer	:	Central Hidroeléctrica Betania S.A. E.S.P.
Issued securities	:	Bonds in Colombian pesos.
Amount issued	:	400,000,000,000 Colombian pesos.
Principal due	:	Maturity between 2009 and 2011, for 300,000,000,000 Colombian pesos.
Nominal interest rate	:	11.04% effective annual rate.
Interest payment	:	Quarterly and annual. Interest earned at the closing of the fiscal year is ThCh$1,240,398 in 2004 and ThCh$1,092,650 in 2005 and is presented in current liabilities.

Amortized bond discounts of ENERSIS S.A. and its affiliates of ThCh$20,055,482 and ThCh$17,749,474 as of December 31, 2004 and 2005, respectively are included in Other Assets (see Note 14).

Note 19.                     Accrued Expenses

(a)                      Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Bonus and other employee benefits	27,005,004	34,606,100
Litigation and other contingencies	4,460,764	13,018,734
Energy purchases from others	2,576,724	805,532
Post-retirement benefits foreign subsidiaries	7,766,122	17,130,206
Pension accruals	1,181,618	970,660
Suppliers and services	8,599,233	5,644,930
Others	2,105,766	1,806,326

Total	53,695,231	73,982,488

(b)                      Long-term accruals:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Advance monthly corporate and other taxes	7,718,994	6,494,913
Post-retirement benefits-Chilean subsidiaries	16,601,209	15,438,892
Employee and retired personnel benefits (Ampla-Coelce)	47,945,923	30,127,539
Severance indemnity	11,408,988	13,173,387
Legal, labor and tax contingencies (Cerj)	157,661,555	238,131,458
Post-retirement benefits-foreign subsidiaries	71,090,751	67,034,151
Resolution Aneel N° 40 (Cgtf)	—	23,852,775
Referj (Cien)	—	11,037,205
Others	2,028,641	1,505,944

Total	314,456,061	406,796,264

Note 20.                     Severance Indemnities

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n.  An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Opening balance as of January 1	11,019,269	11,408,988
Increase in accrual	2,034,097	2,724,754
Transfer to short-term	(99,098)	(46,337)
Payments during the period	(1,545,280)	(914,018)

Total	11,408,988	13,173,387

Note 21.                     Minority Interest

(a)                      Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2004			As of December 31, 2005
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Aguas Santiago Poniente	2,215,758	45.00%	997,091	2,130,431	45.00%	958,694
Compañía de Electricidade do Rio de Janeiro S.A.	542,750,373	18.77%	101,899,273	439,699,516	8.09%	35,470,149
Ampla Investimentos	—	—	—	35,278,474	8.07%	2,845,881
Cam Argentina S.A.	508,577	—	510	326,804	0.001%	4
Cam Brasil S.A.	—	—	—	844,149	0.0001%	1
Cam Colombia S.A.	1,454,638	—	20	2,124,826	0.001%	28
Capital de Energía S.A.	449,097,351	49.00%	220,057,702	353,519,936	49.00%	173,224,769
Central Hidroeléctrica Betania S.A.	410,982,836	14.38%	59,090,291	367,176,012	14.38%	52,791,833
Central Cachoeira Dourada	373,915,847	0.39%	1,473,677	324,764,588	0.39%	1,279,962
Chilectra S.A.	473,841,658	1.76%	8,278,337	471,335,145	1.76%	8,233,882
Cía. Eléctrica San Isidro S.A.	54,361,382	50.00%	27,180,691	—	0.00%	—
Cía. Peruana de Electricidad S.A.	27,654,994	49.00%	13,550,947	21,622,608	49.00%	10,595,078
Codensa S.A.	834,500,555	78.19%	652,458,016	557,546,702	78.19%	435,920,137
Comercial Mercosur S.A.	—	—	—	8,785,917	0.002%	142
Companhia Energetica Do Ceara - Coelce	496,712,350	43.41%	215,624,237	433,772,476	41.14%	178,440,266
Constructora y Proyectos Los Maitenes S.A.	(1,298,603)	45.00%	(597,543)	(1,747,131)	45.00%	(786,209)
Edegel S.A.	503,839,216	36.44%	183,618,157	431,307,963	36.44%	157,185,011
Edelnor S.A.	184,511,263	40.00%	73,804,505	144,135,359	40.00%	57,654,144
Edesur S.A.	542,370,580	34.11%	184,991,856	463,812,334	34.11%	158,178,124
Elesur S.A.	58,729,304	0.001%	631	17,124,193	0.001%	184
Emgesa S.A.	764,799,967	51.52%	394,001,235	583,039,985	51.52%	300,364,126
Empresa Eléctrica Pangue S.A.	81,276,427	5.02%	4,076,988	95,681,574	5.02%	4,799,579
Endesa	1,625,378,308	40.02%	650,461,376	1,642,258,829	40.02%	657,216,805
Endesa Argentina S.A.	55,441,812	0.01%	5,545	40,631,767	0.01%	4,063
Endesa Brasil	—	—	—	913,850,458	28.48%	260,287,093
Central Costanera S.A.	170,495,799	35.74%	60,926,517	140,493,163	35.74%	50,205,102
Generandes Perú S.A.	286,154,158	40.37%	115,517,629	251,167,277	40.37%	101,393,768
Hidroeléctrica El Chocón S.A.	186,224,829	34.81%	64,824,863	167,858,100	34.81%	58,431,405
Hidroinvest S.A.	75,260,613	30.07%	22,630,866	67,227,735	30.07%	20,215,380
Ingendesa S.A.	2,447,814	2.36%	57,830	—	0.00%	—
Inversiones Distrilima S.A.	110,642,067	31.61%	34,973,956	86,546,599	31.61%	27,357,379
Investluz S.A.	272,153,607	37.55%	102,193,960	—	0.00%	—
Pehuenche S.A.	197,547,780	7.35%	14,519,762	208,026,098	7.35%	15,289,918
Soc. Agrícola de Cameros Ltda.	7,319,251	42.50%	3,110,681	7,254,214	42.50%	3,083,041
Soc. Agrícola Pastos Verdes Ltda.	61,735,501	45.00%	27,780,975	65,346,855	45.00%	29,406,086
Túnel El Melón S.A.	(8,725,392)	0.05%	(4,363)	(10,511,587)	0.05%	(5,256)
Total			3,237,506,218			2,800,040,569

(b)                      Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2003			As of December 31, 2004			As of December 31, 2005
Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Aguas Santiago Poniente	—	—	—	112,554	45.00%	50,649	85,327	45.00%	38,397
Cía. do Electricidade do Río do Janeiro	104,887,553	27.46%	28,802,694	32,073,726	18.77%	6,021,718	8,086,192	37.50%	3,032,447
Ampla Investimentos	—	—	—	—	—	—	(1,374,571)	8.07%	(110,886)
Cam Argentina S.A.	(66,647)	0.10%	(67)	67,632	0.10%	67	124,556	0.001%	1
Cam Colombia S.A.	(772,431)	0.001%	(10)	(940,115)	0.001%	(12)	(833,838)	0.001%	(11)
Capital de Energía S.A.	(9,147,082)	49.10%	(4,491,217)	(13,854,574)	49.00%	(6,788,741)	(19,376,598)	49.00%	(9,494,533)
Central Hidroeléctrica Betania S.A.	1,792,922	14.38%	257,783	4,806,254	14.38%	691,034	(2,429,249)	14.38%	(349,273)
Central Cachoeira Dourada	(4,581,622)	0.39%	(18,057)	(15,351,944)	0.39%	(60,506)	(25,010,000)	0.39%	(98,569)
Chilectra S.A.	(54,655,521)	1.76%	(955,664)	(80,105,154)	1.76%	(1,402,006)	(77,881,177)	1.76%	(1,360,527)
Cía. Eléctrica San Isidro S.A.	(13,993,566)	50.00%	(6,996,783)	(14,724,770)	50.00%	(7,362,385)	—	0.00%	—
Cía. Peruana de Electricidad S.A.	(2,342,084)	49.00%	(1,147,621)	(123,908)	49.00%	(60,715)	(2,726,433)	49.00%	(1,335,952)
Codensa S.A.	(19,135,840)	51.52%	(9,858,862)	(58,715,436)	78.19%	(45,906,927)	(66,791,678)	78.19%	(52,221,343)
Compañía de Transmisión del Mercosur S.A.	—	0.00%	—	—	—	—	209,002	0.09%	198
Companhia Energetica Do Ceara - Coelce	10,818,642	43.41%	4,696,403	16,650,581	43.41%	7,228,064	(13,307,306)	40.96%	(5,450,493)
Constructora y Proyectos Los Maitenes S.A.	957,220	45.00%	430,749	745,990	45.00%	335,696	419,257	45.00%	188,666
Edegel S.A.	(33,855,358)	36.44%	(12,338,179)	(18,433,284)	36.44%	(6,717,789)	(34,522,426)	36.44%	(12,581,284)
Edelnor S.A.	(13,887,010)	40.00%	(5,554,804)	541,676	40.00%	216,670	(18,037,748)	40.00%	(7,215,099)
Edesur S.A.	28,778,962	34.11%	9,815,934	17,746,497	34.11%	6,052,978	17,540,214	34.11%	5,981,898
Elesur S.A.	—	—	—	1,316,505	0.001%	15	4,456,602	0.001%	48
Emgesa S.A.	(23,596,675)	51.52%	(12,156,276)	(29,170,139)	51.52%	(15,027,552)	(40,388,072)	51.52%	(20,806,683)
Empresa Eléctrica Pangue S.A.	(39,466,071)	5.02%	(1,979,697)	(5,014,196)	5.02%	(251,522)	(19,376,338)	5.02%	(971,956)
Endesa	(82,967,216)	40.02%	(33,202,713)	(86,805,151)	40.02%	(34,738,619)	(110,622,993)	40.02%	(44,270,299)
Endesa Argentina S.A.	(40,706,328)	0.01%	(4,070)	469,091	0.01%	47	9,516,794	0.01%	952
Endesa Brasil S.A.	—	0.00%	—	—	—	—	(31,785,007)	28.48%	(9,053,152)
Central Costanera S.A.	(29,523,273)	35.74%	(13,012,497)	(5,673,607)	35.74%	(2,027,458)	10,821,438	35.74%	3,867,031
Generandes Perú S.A.	(30,324,082)	40.37%	(12,241,535)	(19,866,076)	40.37%	(8,019,740)	(29,192,886)	40.37%	(11,784,882)
Hidroeléctrica El Chocón S.A.	(14,452,979)	34.81%	(5,031,082)	3,617,827	34.81%	1,259,366	(2,584,025)	34.81%	(899,499)
Hidroinvest S.A.	(7,544,808)	30.07%	(2,268,724)	7,005,761	30.07%	2,106,632	119,673	30.07%	35,986
Ingendesa S.A.	(1,700,715)	2.36%	(40,179)	(981,872)	2.36%	(23,197)	—	0.00%	—
Inversiones Distrilima S.A.	(9,405,792)	31.61%	(2,973,172)	(542,559)	31.61%	(171,503)	(10,944,621)	31.61%	(3,459,595)
Investluz	9,219,429	37.55%	3,461,896	6,727,947	37.55%	2,526,351	(8,395,627)	13.68%	(1,148,247)
Inversiones Eléctricas Quillota S.A.	—	0.00%	—	—	—	—	10,057,558	50.00%	5,028,779
Luz de Bogotá S.A.	(4,466,821)	55.00%	(2,456,752)	—	—	—	—	—	—
Pehuenche S.A.	(48,633,097)	7.35%	(3,574,533)	(28,873,983)	7.35%	(2,122,238)	(60,184,201)	7.35%	(4,423,539)
Soc. Agrícola de Cameros Ltda.	93,117	42.50%	39,575	27,026	42.50%	11,486	65,036	42.50%	27,640
Soc. Agrícola Pastos Verdes Ltda.	(837,421)	45.00%	(376,841)	(1,261,321)	45.00%	(567,595)	(1,510,931)	45.00%	(679,919)
Túnel El Melón S.A.	2,406,587	0.05%	1,203	1,781,105	0.05%	891	1,786,195	0.05%	893

Total			(83,173,098)			(104,746,841)			(169,512,805)

Note 22.                     Shareholders’ Equity

(a)                      Paid capital

The Extraordinary General Meeting of Shareholders of Enersis held on March 31, 2003 approved a capital increase of about US$2,000 million.  The issue was registered in the Securities Register on May 23, 2003 under No.686 for Ch$1,473,225,403,563 pesos, divided into 24,382,994,488 shares.

(b)                      Dividends

During the years ended December 31, 2003 and 2004 the Company paid no dividends.

Dividend	Payment	Historical	Type of
Number	Date	value ($)	dividend

72	April 2005	0.41654	Final 2004

(c)                      Number of shares

	As of December 31,
	2003	2004	2005
	Shares	Shares	Shares

Capital stock authorized	32,651,166,465	32,651,166,465	32,651,166,465

(d)                      Subscribed and paid in capital is as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

As of December 31,	2,365,606,672	2,365,606,672

(e)                      Other reserves

Other reserves at December 31, 2005 are composed of the following:

	Initial		Final
	balance at		balance at
`	January 1,	Reserve for	December 31,
	2005	the period	2005
	ThCh$	ThCh$	ThCh$

Reserve for entities using remeasurement method	(15,472,587)	(5,851,418)	(21,324,005)
Reserve for accumulated conversion differences	(123,953,457)	(97,676,664)	(221,630,121)
Reserve for Technical Bulletin No. 72 (1)	12,423,846	(6,197,072)	6,226,774

Total	(127,002,198)	(109,725,154)	(236,727,352)

(1) Corresponds to the reserve generated by the purchase of shares in Ampla Energía e Servicos S.A. (formerly Cerj) in 2004.  This effect has been recorded in accordance with Technical Bulletin No.72 of the Chilean Institute of Accountants.

The year’s variation relates to the reserve generated as a result of the difference between the application of the percentages determined in the exchange equations applied to the shareholders’ equity of Endesa Brasil S.A. under Chilean GAAP, versus the book value of the investments that ENERSIS S.A., (Endesa Chile) S.A. and Chilectra S.A. had in the Brazilian companies which were contributed to Endesa Brasil S.A., in accordance with Technical Bulletin No.72 of the Chilean Institute of Accountants as regards business combinations (pooling of interest).

Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial				Final
	balance at				balance at
	January 1,	Reserve	Reserve for	Reserve for	December 31,
	2005	for assets	liabilities	the period	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cumulative translation adjustment	(123,953,457)	(126,907,221)	29,230,557	(97,676,664)	(221,630,121)

Total	(123,953,457)	(126,907,221)	29,230,557	(97,676,664)	(221,630,121)

The detail of the accumulated conversion difference reserve at December 31, 2005 is as follows:

ThCh$

Distrilec Inversora S.A.	(27,348,834)
Inversiones Distrilima S.A.	(11,548,095)
Cía. Peruana de Electricidad S.A.	(1,527,104)
Edesur S.A.	(37,691,767)
Ampla Energia e Servicios S.A.	(46,634,447)
Ampla Investimentos e Servicios S.A.	852,063
Codensa S.A.	(40,509,969)
Investluz S.A.	(6,131,620)
Central Geradora Termelétrica Fortaleza S.A.	(6,293,577)
Synapsis de Colombia S.A.	(1,061,888)
Endesa Market Place	389,748
Endesa Argentina S.A.	(3,102,038)
Endesa Chile Internacional S.A.	(3,137,016)
Endesa Brasil S.A.	(23,396,576)
Ingendesa Do Brasil Ltda.	(147,239)
Endesa Costanera S.A.	(841,212)
Conosur S.A.	(13,477,934)
Cesa S.A.	(22,616)

Total	(221,630,121)

Note 23.                     Other Income and Expenses

a.                   The detail of other non-operating income is as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Adjustments to investments in related companies	7,995,616	1,184,975	225,160
Gain on sale of property, plant and equipment	3,337,359	8,186,042	7,588,117
Gain on sale of materials	4,067,977	172,724	—
Received compensations	—	—	4,573,225
Gain on forward contracts and swaps	—	7,164,419	—
Services - projects and inspections	7,417,545	1,199,451	1,837,771
Penalties charged to contractors and suppliers	7,734,787	6,728,570	6,020,420
CDEC-SING power settlement gain (3)	1,704,163	12,481,492	7,537,107
Transportation and gas service income (San Isidro)	—	910,401	—
Cost recoveries	6,082,787	2,138,287	3,394,553
Reversal of contingencies provision and other provisions (4)	6,955,562	45,625,495	2,477,498
Recoverable taxes	5,395,076	2,736,602	8,290,026
Effect of application of BT 64 (1)	20,895,771	8,859,310	19,981,888
Sales rights lines of transmision	—	—	1,931,104
Gain on sale of subsidiaries (2)	94,811,856	—	—
Indemnities and commissions	3,813,712	7,932,304	1,176,367
Dividend from investees	4,553,721	2,032,036	2,218,878
Other	12,552,893	13,936,963	6,658,415

Total	187,318,825	121,289,071	73,910,529

(1)              These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

(2)              Sale of Compañía Eléctrica del Rio Maipo S.A. and Infraestructura 2000 S.A.

(3)              The amount recorded in 2004 corresponds to the result of re-liquidations of balances of power on a firm basis corresponding to 2000 April - 2004 March period.  The amount recorded in 2003 corresponds to interim re-liquidations of Energy and Power for transactions carried out in prior years.

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

b.              Other non-operating expenses are as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Adjustments to investments in related companies	8,694,927	1,977,851	5,270,878
Cost of sales – materials	3,334,246	871,429	871,536
Loss on sale of fixed assets	9,978,720	1,334,334	7,081,161
Effect of application of BT 64 (1)	92,586,420	67,857,038	44,851,577
Contingencies and litigation	56,253,100	36,673,725	35,368,070
SIC power settlement loss	2,842,448	26,621,155	8,512,710
Pension plan expense	22,077,355	5,312,352	3,209,422
Index UFIR Brasil Cerj	7,252,411	1,822,385	3,101,069
Penalties and fines	4,635,550	7,796,807	7,471,003
Cost of projects, inspections and other	1,884,083	1,727,150	600,044
Other taxes Colombia	—	4,649,521	6,681,467
Other taxes Perú	—	—	995,640
Other taxes Argentina and Brazil	10,187,906	7,150,587	10,197,175
Loss on forward contracts and swaps	1,213,422	13,806,277	-
Write-off fixed assets	16,606,963	21,580,172	10,933,861
Others	21,106,294	14,434,988	13,597,895

Total	258,653,845	213,615,771	158,743,508

(1)              These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

Note 24.                     Price-level Restatement

The (charge) credit to income for price-level restatement is as follows:

Assets

		Year ended December 31,
	Index	2003	2004	2005
		ThCh$	ThCh$	ThCh$

Inventory	I.P.C.	344,625	2,700,943	2,450,603
Current assets	I.P.C.	10,230,661	5,264,745	10,530,466
	U.F.	13,266	2,330,048	442,715
Property, plant and equipment	I.P.C.	24,813,630	55,634,751	82,050,608
Accounts receivable from subsidiaries	I.P.C.	1,871,623	3,149,183	3,784,398
Investment in subsidiaries	I.P.C.	2,113,629	4,667,477	6,892,742
Amortization of goodwill	I.P.C.	6,646,864	17,849,341	24,236,943
Other assets	I.P.C.	35,558,796	100,769,776	117,680,525
	U.F.	73,528	2,953,344	6,181,106
Price-level restatement of the income statement		(70,201)	1,169,362	1,327,261

Net credits - assets		81,596,421	196,488,970	255,577,367

Liabilities and Shareholders’ equity

Shareholders equity	I.P.C.	(7,369,555)	(65,985,831)	(91,627,092)
Current and long-term liabilities	I.P.C.	(53,516,567)	(84,414,653)	(99,963,430)
	U.F.	(1,500,149)	(25,168,579)	(36,441,560)
Minority interest	I.P.C.	(8,090,757)	(15,425,946)	(22,367,088)
Accounts payable to subsidiaries	I.P.C. - U.F.	(16,646,050)	(226,341)	-
Non-monetary liabilities	I.P.C.	(99,062)	-	(821,577)
	U.F.	(77,306)	(34,080)	(66,014)
Price-level restatement of the income statement	I.P.C.	925,121	(6,038,386)	(9,235,590)

Net charge-liabilities and shareholders’ equity accounts		(86,374,325)	(197,293,816)	(260,522,351)

Net credits (charge) to income		(4,777,904)	(804,846)	(4,944,984)

Note 25.                     Exchange Differences

The (charge) credit to income for foreign currency translation is as follows:

Assets	Currency

		2003	2004	2005
		ThCh$	ThCh$	ThCh$

Cash	US $	3,027,015	345,162	2,021,903
	Euro	(1,618)	—	—
	Others	(253,643)	(6,485)	(229,915)
Time deposits	US $	(27,771,322)	(6,352,251)	(941,418)
	Others	(7,350)	3,768	—
Marketable securities	US $	(179,496)	(9,415)	(22,069)
	Others	(20,756)	(71,099)	—
Accounts receivable, net	US $	(486,911)	(54,463)	(734,111)
	Euro	34,868	—	—
	Others	(50,485)	(394,288)	(21,936)
Prepaid expenses	US $	(66,519)	6,831	—
Other current assets	US $	2,699,307	(5,597,356)	(6,498,490)
	Others	(1,439)	(130,951)	(22,462)
Amounts due from related companies	US $	(85,444)	(10,807,569)	(153,221)
Non-current assets
Long-term receivables	US $	(13,145,731)	(4,442,800)	(2,803,222)
	Others	(236,215)	7,332	—
Amounts due from related companies	US $	(30,700,792)	—	—
Deferred expenses		—	—	—
Other assets		(216,909,284)	(34,005,655)	(23,097,884)
Amounts due from related companies	US $	—	—	(12,202,404)
Forward contracts and swaps	US $	—	5,177,678	—
Total gain (loss)	US $	(284,155,815)	(56,331,561)	(44,705,229)

		Year ended December, 31
Liabilities	Currency	2003	2004	2005
		ThCh$	ThCh$	ThCh$

Short-term debt due to banks	US$	7,065,397	(646,733)	4,967
and financial institutions	Other	—	—
Current portion of long-term	US$	7,831,438	2,302,241	(3,179,054)
debt due to banks	Yen	59,542	15,183	(50,228)
and financial institutions	Other	177,582	(104,558)	(30,286)
Current portion of bonds payable	Euro	92,597	1,249	1,238
Current portion of bonds payable	US$	14,154,938	221,132	9,744,960
Current portion of notes payable	US$	2,387,645	536,699	(488,164)
Accounts payable	US$	116,850	77,824	(1,837,607)
	Euro	(48,700)	1,998	—
	Other	458,940	751	118
Miscellaneous payables	US$	1,407,307	846,805	(9,807)
Accrued expenses	US$	680,011	190,816	20,101
	Other	(1,035)	1,811	15,881
Deferred income	US$	20,554	(10,272)	1,237,071
Other current liabilities	US$	823,113	80,594	3,368
	Other	670,298	—	—
Dividends payable	US$	48	51	—
Amounts due from related companies	US$	—	—	52

Long-term liabilities
Due to banks and	US$	115,396,002	20,402,102	15,374,079
financial institutions	Yen	41,706	3,883	64,416
	Euro	1,070	466	5,279
	Other	14,912	937,706	41,233
Bonds payable	US$	118,516,996	45,972,754	18,978,038
Notes payable	US$	6,342,379	1,610,096	—
Accounts payable	US$	(183,763)	1,739,956	3,065,857
Other long-term liabilities	US$	11,523,921	(2,925,569)	(233,419)
Forward	US$	(9,822,999)	—	(4,264,812)

Total gain (loss)		277,726,749	71,256,985	38,463,281

Exchange difference - net loss		(6,429,066)	14,925,424	(6,241,948)

Note 26.                     Extraordinary Items

There is no extraordinary items as of 2003, 2004 and 2005.

Note 27.                     Share issuance costs

a.                   Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31
	2004	2005
	ThCh$	ThCh$

Bank commissions	1,956,642	897,662
Insurance issue	394,829	—
Others	97,081	—

Total	2,448,552	897,662

Note 28.                     Cash flow statement

(a)              Other financing disbursements:

	As of December 31
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Commissions on debt refinancing	60,728,422	4,818,413	—
Forward contract payments	43,343,178	28,546,755	16,268,492
Reimbursables contributions		—	1,052,799
Payments to Santander Leasing		2,080,749	—
Derivates contracts	5,791,111	—	—
Payments to Siemens A.G. Germany	4,837,035	—	—
Others	8,507,166	159,971	15,006

Total	123,206,912	35,605,888	17,336,297

(b)              Other receipts investment:

	As of December 31
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Receipts from loans granted to former subsidiary	50,864,310	1,823,895	2,063,456
Payments from OHL	—	39,940,137	—
Capital reduction Company Energy of Bogotá	—	—	5,030,297
Capital returned	1,306,270	—	—
Others	699,654	271,005	—

Total	52,870,234	42,035,037	7,093,753

Note 29.                     Financial Derivatives

As of December 31, 2005 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

								Accounts
Type	Type	Nominal	Date of		Sale /			Amount	Assets/Liabilities		Income
derivative	contract	amount	maturity	Item	Purchase	Hedged item	Amount	Hedged item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

FR	CCTE	259,341	I Trimestre 06	Exchange rate	C	Bank obligations	152,204	152,204	Other liabilities s/t	18,848	—	—
OE	CCTE	85,000,000	II Trimestre 06	Interest rate	C	Bank obligations	43,562,500	43,562,500	Other liabilities s/t	—	(832,662)	—
OE	CCTE	60,000,000	III Trimestre 09	Interest rate	C/V	Bank obligations	30,750,000	30,750,000	Other liab.drc/other liabilities l/t	(17,878)	—	—
OE	CCTE	40,000,000	III Trimestre 10	Interest rate	C/V	Bank obligations	20,500,000	20,500,000	Other liab.drc/other liabilities l/t	(116,988)	—	12
S	CCPE	16,676,582	III Trimestre 07	Interest rate	C	Bank obligations	8,546,748	8,546,748	Other assets l/t	50,546	142	50,404
S	CCPE	10,000,000	IV Trimestre 07	Exchange rate	C	Bank obligations	5,125,000	5,125,000	Other liabilities s/t	(2,246,649)	—	(2,246,649)
S	CCPE	12,200,000	II Trimestre 10	Exchange rate	C	Bank obligations	6,252,500	6,252,500	Other liabilities s/t	(584,966)	—	(584,966)
S	CI	50,000,000	III Trimestre 06	Exchange rate	C	Bonds	—	—	Other liabilities s/t	(1,071,746)	376,379	3,708,360
S	CCTE	100,000,000	IV Trimestre 06	Exchange rate	C	Bonds	51,2500	51,250,000	Other liabilities l/t	(15,462,294)	(348,731)	(6,929,485)
S	CCTE	50,000,000	II Trimestre 08	Exchange rate	C	Bank obligations	25,625,000	25,625,000	Other liabilities l/t	(7,433,413)	—	(7,433,413)
S	CCTE	3,807,000	III Trimestre 08	Exchange rate	C	Bank obligations	1,951,088	1,951,088	Other liabilities l/t	(866,293)	—	(866,293)
S	CCTE	350,000,000	I Trimestre 14	Exchange rate	C	Bonds	179,375,000	179,375,000	Other liabilities l/t	(48,861,451)	75,864	(17,455,152)
S	CCTE	250,000,000	IV Trimestre 16	Exchange rate	C	Bonds	128,125,000	128,125,000	Other liabilities l/t	(34,940,275)	66,295	(24,081,317)

Note 30.                     Commitments and Contingencies

Collateral held by third parties:

			Commited assets			Balance payable of related debt
					Book value of	at December 31,			Release of guarantees
Guarantee	Subsidiary	Type guarantee	Type	Currency	collateral	Currency	2004	2005	2006	2007	2008

Creditors banks	Pangue S.A.	Mortgage and pledge	Real Estate, properties	ThCh$	89,343,977	ThCh$	10,892,314	6,961,989	—	—	—
Banco Estado	Tunel el Melón S.A.	Pledge over 45% of operating income	Operating	ThCh$	1,663,754	ThCh$	4,566,161	2,739,903	—	—	—
Soc. de Energía de la República Argentina	Endesa Argentina, Central Costanera	Pledge	Shares	ThCh$	72,961,666	ThCh$	11,927,935	9,844,613	—	—	—
Mitsubishi	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	78,683,903	ThCh$	21,346,921	19,963,900	9,932,758	6,891,979	—
Credit Swiss First Boston	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	26,835,697	ThCh$	15,980,007	15,375,000	—	—	—
Miscellaneous payables	Endesa (Parent)	Bank bond		ThCh$	—	ThCh$	222,262	107,561	—	—	—
Banco Santander Central Hispano	Cono Sur S.A. (Cien)	Pledge	Shares	ThCh$	—	ThCh$	76,506,907	—	—	—	—
Miscellaneous payables	Ampla S.A.	Pledge over collections and others		ThCh$	13,900,981	ThCh$	—	108,061,106	—	—	—
Miscellaneous payables	Coelce	Pledge over collections and others		ThCh$	62,080,748	ThCh$	—	149,308,390	—	—	—
Deutsche Bank	ENERSIS S.A.	Deposits account	Deposits account	ThCh$	4,381,875	ThCh$	—	29,392,209	—	—	—

Guarantees of subsidiary obligations (1):

			Committed assets			Balance payable of related debt
					Accounting	at December 31			Release of guarantees
Guarantee	Subsidiary	Relation	Type	Currency	Value	Currency	2004	2005	2006	2007	2008	2009

J.P. Morgan & Co. Y C.S.F.B.	Endesa Chile International	Subsidiary	Guarantor	ThCh$	76,875,000	ThCh$	86,619,960	76,875,000	76,875,000	—	—	—
Mitsubishi Co.	Cía. Eléctrica San Isidro S.A.	Subsidiary	Guarantor	ThCh$	—	ThCh$	26,308,203	—	—	—	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Subsidiary	Guarantor	ThCh$	10,563,836	ThCh$	16,661,003	10,563,836	—	—	10,563,836	—
Banco Santander Central Hispano	Cía. Eléctrica Conosur S.A.	Subsidiary	Guarantee	ThCh$	—	ThCh$	76,506,907	—	—	—	—	—

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

Compensation for losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation of the power distribution concessionaire Edesur S.A. on the grounds of violation of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002.  The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State.  The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating.  In the practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized.  Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.

Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received.  On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested.

On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place.  The court decided to accept the re-complaint and re-answer of the parties, setting a brief term for them.  On June 17, 2005, Edesur S.A. entered with the Unit for Renegotiation and Analysis of Public Services Contracts (UNIREN) into an Understanding Letter within the framework of the process for renegotiating Edesur S.A.’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation.  The Understanding Letter contains the terms and conditions that, provided the other statutory Argentinean procedures are met, will constitute the basis for the Agreement for the Full Renegotiation of the Concession Contract between the Argentinean State and Edesur S.A. In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders.  Such requirement would cause ENERSIS S.A. to suspend the international arbitration started on April 25, 2003 with the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI), seeking from the Republic of Argentina the payment of damages caused by the actions taken by the Republic of Argentina starting with the Public Emergency Law and the Reform of the Foreign Exchange Regime and their statutory and regulatory norms, to ENERSIS S.A.’s investment in Edesur S.A..  After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, ENERSIS S.A. and its subsidiaries Enersis Internacional, Chilectra S.A., Chilectra Internacional, Empresa Nacional de Electricidad S.A. and Elesur S.A. would drop the abovementioned international arbitration started with the CIADI.

On August 29, 2005, Edesur S.A. entered into the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, which formalizes, in essence, the agreement reached in the Understanding Letter.  This Minutes of Agreement must be approved by the Argentinean Congress and ratified by the Argentinean government.  The suspension of the aforementioned actions is a prerequisite for ratification.  On September 16, 2005 the Republic of Argentina made a filing requesting the suspension of the proceedings.  It was answered on September 22, 2005 by the plaintiffs, who opposed the suspension.  On September 30, 2005 the court rejected the Argentinean request, for lack for consent.  On October 7, 2005, Argentina made a new filing on the same issue, which the court communicated to us on October 11, 2005, and we answered the filing on October 18, 2005.  The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy is now being studied by the Argentinean Congress.

Amount involved: US$574,739,500.

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

On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place.  The court decided to accept the re-complaint and re-answer of the parties, setting a brief term for them.  On June 17, 2005, Edesur S.A. entered with the Unit for Renegotiation and Analysis of Public Services Contracts (UNIREN) into an Understanding Letter within the framework of the process for renegotiating Edesur S.A.’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation.  The Understanding Letter contains the terms and conditions that, provided the other statutory Argentinean procedures are met, will constitute the basis for the Agreement for the Full Renegotiation of the Concession Contract between the Argentinean State and Edesur S.A. In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders.  Such requirement would cause ENERSIS S.A. to suspend the international arbitration started on April 25, 2003 with the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI), seeking from the Republic of Argentina the payment of damages caused by the actions taken by the Republic of Argentina starting with the Public Emergency Law and the Reform of the Foreign Exchange Regime and their statutory and regulatory norms, to ENERSIS S.A.’s investment in Edesur S.A..  After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, ENERSIS S.A. and its subsidiaries Enersis Internacional, Chilectra S.A., Chilectra Internacional, Empresa Nacional de Electricidad S.A. and Elesur S.A. would drop the abovementioned international arbitration started with the CIADI.  On August 29, 2005, Edesur S.A. entered into the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, which formalizes, in essence, the agreement reached in the Understanding Letter.  This Minutes of Agreement must be approved by the Argentinean Congress and ratified by the Argentinean government.  The suspension of the aforementioned actions is a prerequisite for ratification.  On September 16, 2005 the Republic of Argentina made a filing requesting the suspension of the proceedings.  It was answered on September 22, 2005 by the plaintiffs, who opposed the suspension.  On September 30, 2005 the court rejected the Argentinean request, for lack for consent.  On October 7, 2005, Argentina made a new filing on the same issue, which the court communicated to us on October 11, 2005, and we answered the filing on October 18, 2005.  The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy is now being studied by the Argentinean Congress.

Amount claimed by Chilectra S.A.: US$624,238,650.

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

On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place.  The court decided to accept the re-complaint and re-answer of the parties, setting a brief term for them.  On June 17, 2005, Edesur S.A. entered with the Unit for Renegotiation and Analysis of Public Services Contracts (UNIREN) into an Understanding Letter within the framework of the process for renegotiating Edesur S.A.’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation.  The Understanding Letter contains the terms and conditions that, provided the other statutory Argentinean procedures are met, will constitute the basis for the Agreement for the Full Renegotiation of the Concession Contract between the Argentinean State and Edesur S.A. In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders.  Such requirement would cause ENERSIS S.A. to suspend the international arbitration started on April 25, 2003 with the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI), seeking from the Republic of Argentina the payment of damages caused by the actions taken by the Republic of Argentina starting with the Public Emergency Law and the Reform of the Foreign Exchange Regime and their statutory and regulatory norms, to ENERSIS S.A.’s investment in Edesur S.A..  After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, ENERSIS S.A. and its subsidiaries Enersis Internacional, Chilectra S.A., Chilectra Internacional, Empresa Nacional de Electricidad S.A. and Elesur S.A. would drop the abovementioned international arbitration started with the CIADI.  On August 29, 2005, Edesur S.A. entered into the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, which formalizes, in essence, the agreement reached in the Understanding Letter.  This Minutes of Agreement must be approved by the Argentinean Congress and ratified by the Argentinean government.  The suspension of the aforementioned actions is a prerequisite for ratification.  On September 16, 2005 the Republic of Argentina made a filing requesting the suspension of the proceedings.  It was answered on September 22, 2005 by the plaintiffs, who opposed the suspension.  On September 30, 2005 the court rejected the Argentinean request, for lack for consent.  On October 7, 2005, Argentina made a new filing on the same issue, which the court communicated to us on October 11, 2005, and we answered the filing on October 18, 2005.  The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy is now being studied by the Argentinean Congress.

Amount: US$98,731,260.

Edesur S.A.

Plaintiff	:	Asociación Coordinadora de Usuarios Consumidores y Contribuyentes - Ente Nacional Regulador de la Electricidad (ENRE).
Defendant	:	Edesur S.A.
Court	:	N°2 Federal Civil and Commercial First Instance Court, Registry of the Court N° 6, La Plata
Case/Identification	:	38676/03

Summary of proceedings: The said institution filed a measure through which it expects ENRE and EDESUR to be ordered to suspend cabling works in Quilmes, Province of Buenos Aires, as well as the company’s “Sobral” sub-station due to the damage the installations may cause to the population health.

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

The court decided to summon the Secretary of Energy, the Ministry of Health and the Environment, and the Provincial Agency for Environmental Control and Urban Sanitation of the Environmental Policy Secretary of the Province of Buenos Aires, so that they may take part in the proceedings.

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

Process status: Edesur obtained from the corresponding Court a precautionary measure through which the company is not obliged to pay rent while the procedure is pending resolution.  Taking into consideration that the company Transportes Metropolitanos General Roca S.A. attended in caution and, since this is a procedure related to property, the proceedings were brought to the Commercial Court, where the process still continues.  It is worth pointing out that, after the term for submitting evidence had expired, the company made its allegation, and recently the Receiver has been notified that the trial is in the status in which the judge must issue a sentence.

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

Process status: Submission of trial briefings.  Proceedings were transferred to the Federal Administrative Court where the procedure continues.

Amount: Undeterminable

Plaintiff	:	Unión de Usuarios y Consumidores.
Defendant	:	Edesur S.A.
Court	:	N° 11 Federal Administrative First Instance National Court, Registry of the Court N° 21.
Case/Identification	:	142321/02

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

Summary of proceedings: In accordance with a provision in Power Law 24065, the power sector concessionaire companies must pay a significant rate to the Power Regulating National Agency with the purpose of financing its controlling and regulating activities (the rate is paid by EDESUR, among other concessionaires.) These expenses must not exceed annually the amount of the rate paid, thus giving rise to a financial surplus which, instead of being allocated to the Argentinean government, must be refunded to the companies.  In this regard, the action was filed to nullify a resolution of the General Agency for Management of the Economy Ministry, which allocates to the Argentinean Treasury these financial surpluses.  Obviously, this resolution is confiscatory in nature, because the rate must always be a payment for a service provided, and no portion of it must become income for the government.

Process status: First instance sentence was pronounced in favor of the company.  The counterparty appealed against the sentence.

Amount: Undeterminable.

Plaintiff	:	Edesur S.A.
Defendant	:	Secretaría de la Política Ambiental de la Provincia de Buenos Aires
Court	:	N° 2 Federal Civil, Commercial and Administrative First Instance National Court, Registry of
the Court N° 5, La Plata.
Case/Identification	:	9335/05

Summary of proceedings: An injunction petition was filed, in accordance with Law PBA No.7166, against the Secretaría de la Política Ambiental de la Provincia de Buenos Aires, in connection with several fines issued by this entity, which affect rights and guarantees established in the Argentinean Constitution, in particular, articles 14, 17, 18 and 31 of the Argentinean Constitution, as well as National Law No.25,760, because the provincial regulations (in particular Resolution SPA No.1118/02) have envisaged caps for PCB concentration in transformers which are not consistent with Argentinean or international standards.

Process status: Defendant was notified of the injunction petition.  Recently, Secretaría de la Política Ambiental de la Provincia de Buenos Aires answered the complaint.  As a result, Edesur S.A. will continue the proceedings.

Amount: Undeterminable.

Plaintiff	:	Edesur S.A.
Defendant	:	Municipalidad de Berazategui.
Court	:	N° 2 Federal Civil, Commercial and Administrative First Instance National Court, Registry of
the Court N° 5, La Plata.
Case/Identification	:	11.893/05

Summary of proceedings: A lawsuit was filed against the Municipalidad de Berazategui, so that it allows Edesur S.A. to render public services consisting in distributing electricity, for which it must install an underground electrical line under the western sidewalk of street 5, between Avenida Mitre and Calle 146, in Berazategui.  The installation was suspended by the defendant through Decree No.1207/05, of which the plaintiff is seeking that it be pronounced unconstitutional and inapplicable.  Also, an injunction was requested from the court.

Process status: The injunction requested by Edesur S.A. was granted and notification of the lawsuit to the defendant was requested.  Recently, the court granted an injunction request by suspending the application of the aforementioned Decree and allowing Edesur S.A. to install the conductor, and then energizing it, through the participation of the Ente Nacional Regulador de la Electricidad and National University of La Plata.

Amount: Undeterminable.

Plaintiff	:	Ente Nacional Regulador de la Electricidad
Defendant	:	Edesur S.A.
Court	:	N° 2 Federal Administrative First Instance National Court, Registry of the Court N° 3.
Case/Identification	:	1756/05

Summary of proceedings: The lawsuit was filed by Ente Nacional Regulador de la Electricidad to enforce Resolution ENRE No.626/03 through which fines are imposed on Edesur S.A. for possible non-compliance with tension level quality.

Process status: Answer of lawsuit.  Recently the city government answered the lawsuit, therefore Edesur S.A. will continue the proceedings.

Amount: Undeterminable.

Ampla Energía e Serviços S.A. (AMPLA)

Plaintiff	:	Meridional S/A Servicios, Emprendimientos y Participaciones
Defendant	:	Ampla
Court	:	9th Chamber of Rio de Janeiro Public Finance
Case/Identification	:	98.001.048296-8

Summary of Proceedings: Mistral and Civel, represented by Meridional, claim they are creditors of the former state electricity distribution company CELF, owing to the existence of contracts of jobs undertaken for said company.  Meriodional in its representation demands payment of invoices supposedly outstanding and the payment of contractual fines for rescission of the contracts for the above mentioned jobs, for the sum of R$136,085,087.

Process status: On October 7, 2005, a sentence was handed down that ruled without grounds the action undertaken by Civel Constructora, Industria, Viación e Engenharia S/A but accepted the action undertaken by the Centrais Elétricas Fluminense S/A - CELF, ordering Civel to refund to CELF the amounts collected in liquidation, as well as the payment of court costs of the two actions and fees of 20% of the value of the case in the action of which it launched and 20% of the amount of the action in which it was the Defendant.  The embargo of declaration placed on the monitor action was accepted, which stated that the deed submitted was invalid and the embargoed party was ordered to pay court costs and fees.  It was found that there is a valid document to make the deed effective, contrary to what was stated by Meridional S/A Servicios, Emprendimientos y Participaciones in the monitor action.  The trial proceedings are concluded with petition to appeal, probably with the filing of an appeal submitted October 27, 2005.

Amount US$106,808,117

Plaintiff	:	Cibrapel S/A Industria de Papel y Embalajes
Defendant	:	Ampla
Court	:	Single Chamber of Guapimirim County
Case/Identification	:	1998.073.000018-6

Summary of Proceedings: 1) Ampla is ordered by the court to indemnify the material and other damages caused by the poor quality of the services rendered by Ampla between the years 1991 and 1998.  2) Ampla is ordered to refund the amounts paid as a result of the price increase implemented following port administrative resolutions 38 and 45 of 1986, which have been considered legal, both by the government and by the courts.

Process status: On October 6, 2005, a decision was made to convert the Special Audience into an Instruction and Trial Audience to be held January 23, 2006, at 11:30.  This decision as published in the Official Government Gazette on November 7, 2005.  It was added at Ampla’s request demanding the right to examine the trial proceedings on November 23, 2005.  On November 30, 2005, the viewing of the proceedings was deferred; publication of this resolution is expected.

Amount: US$ 18,206,066.

Plaintiff	:	Núcleo de Defensa do Consumidor - NUDECON
Defendant	:	Ampla and Light
Court	:	8th Chamber of Rio de Janeiro Commercial
Case/Identification	:	1999.001.168990-1

Summary of Proceedings: Group civil action launched on December 13, 1999, with the objective of preventing the cut of the energy electrical supply to consumers late in payment of their bills, as well as consumers who have stolen electricity.

Process status: The actions submitted to the higher courts: Extraordinary injunction 2004.134.02040 and Special Injunction 2004.135.04122.  The Extraordinary Injunction was not accepted by the Court of Justice of Rio de Janeiro.  This decision was appealed by means of Instrument 2004.136.06485, by Ampla, to get the injunction accepted.  While this appeal is awaiting resolution, the Special Injunction was admitted and redirected to the high court of justice on March 15, 2005 and is also awaiting judgement.

Amount: Undeterminate

Plaintiff	:	ABRACON - Asociación Brasileña del Consumidor e Ministerio Público
Defendant	:	Ampla and the Town of Saint Gonzalo
Court	:	4th Civil Chamber of Saint Gonzalo County / RJ
Case/Identification	:	2000.004.019389-4 attached to 2000.004.012307-7

Summary of Proceedings: a) Declaration of illegality of the collection of the TMIP, for being overpriced, b) order of Ampla to indemnify in the amount of 10 million reales for supposed collective damages, c) order of Ampla to refund double the amount improperly billed under TMIP.

Process status: Documents extracted from the Trial .No.2000.004.012307-7, Public Civil Action in the Appendix, Citation of Saint Gonzalo Town on October 21, 2005.  The proceedings were sent to the Town of Saint Gonzalo on October 21, 2005.  The protest of the amount of the case was rejected.

Amount: US$10,601,621

Plaintiff	:	Brazilian Consumer Defence Association (ADCON)
Defendant	:	Ampla
Court	:	8th Business chamber of the County of Brasilia
Case/Identification	:	2004.001.017223-0

Summary of Proceedings:  (i) No registration of consumers late in payments on records of Services for Credit Protection, and removal of registrations already made, while proceedings continue at court of law; (ii) the restoration of electric energy supply to all consumers whose supply was shut off and refrain from further electric energy shut-offs of any user or consumer due to illegal actions performed by them (whether stealing of energy or fraud) or because of the fact that they may be late in payments, if no ordinary administrative or legal proceedings have been started in connection with them; (iii) no collection of debts from consumers, unless they arise out of a regular court trial.

Process status: Filings went back to court of law. Hearing on December 13, 2005. After the vote of the Relator and the Revisor (two court members) denying the recourse filed, the judge Maria Augusta Vaz transformed the lawsuit in administrative issue.

Amount: Undeterminable

Plaintiff	:	Ampla
Defendant	:	ANEEL
Court	:	1st Federal Chamber of Niterol County
Case/Identification	:	99.0208621-7

Summary of Proceedings: This action seeks rescission of the electrical energy supply contract and federal permit of the Rural Electrification Co-operative, because service is to customers in the Ampla Concession area, and because monthly bills are overdue for electrical energy supplied for the past few years and which add up to R$ 15 million.  There are other actions to collect a debt from the Co-operative that have been launched by Ampla before the State justice system.

Process status:The Judge conceded power in advance.  Ampla took over the distribution of energy in the area served by the Co-operative in October 2005.  The judge’s decision was upheld by the court of Justice on June 8, 2005.  The court upheld the power in advance.  On August 23, 2005, the petition of the Cersan was annexed requiring the return of .the material held, since the term had already expired for the copying and recording of consumer data.  On September 14, 2005, Ampla was ordered to state its case within 10 days on the Cersan’s petition and immediately afterward it was granted access to the Federal Attorney General’s office.  Ampla stated its case on the petition of the Cersan on September 26, 2005.  The proceedings were then remitted to the Federal Attorney General’s office on October 10, 2005.

Amount Undeterminate

Plaintiff	:	Ampla
Defendant	:	Teresópolis-Friburgo Electrification Co-operative (CERTEF)
Court	:	1st Federal Chamber of Niteroi County
Case/Identification	:	2000.51.02.000030-1

Summary of Proceedings: This action seeks rescission of the electrical energy supply contract and federal permit of the Rural Electrification Co-operative, because service is to customers in the Ampla Concession area, and because monthly bills are overdue for electrical energy supplied for the past few years and which add up to R$ 9 million.  There are other actions to collect a debt from the Co-operative that have been launched by Ampla before the State justice system

Process status:The judge set a special conciliation audience for May 5, 2005, to hear the president of CERTEF, and determined that the co-operative must bring to the trial documents related to its technical and financial situation.  In the audience, the judge ruled that Aneel must introduce to the proceedings the administrative regularisation trial of the co-operative, and that afterwards the parties must comment on the documents introduced to the trial..  On August 10, 2005, the CERTEF was notified through the publication in the Official Government Gazette of the establishment of the period of 15 days in which the documents could be examined by the parties.

Amount Undeterminate

Plaintiff :	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	7th Business chamber of the State of Rio de Janeiro
Case/Identification	:	2005.001.084370-8

Summary of Proceedings: This is a Public Civil action launched in order to prevent the installation of electronic measurement meters.  The plaintiff states that this modernisation’s only purpose is to prevent theft of electricity and would actually deprive consumers of their right to information.  Plaintiff argues that it is Ampla’s responsibility to detect electricity theft in other ways and not put the burden on the consumer.

Process status: On November 30, 2005, without the Defendant’s citation being effected, the decision was made to overturn the case.  The sentence was published December 2, 2005.  The petition was added on December 13, 2005.

Amount: Undeterminable

Plaintiff	:	State Attorney General’s Office
Defendant	:	Ampla
Court	:	2nd Civil Chamber of Town of Saint Gonzalo
Case/Identification	:	2003.004.034117-9

Summary of Proceedings: Plaintiff launched the Public Civil Action requesting first that Ampla be ordered to “supply the regular consumers of Saint Gonzalo a quality electrical energy service without interruptions, and take all measures necessary to prevent such interruptions, even if in order to achieve this it must restructure all of its equipment; in he event it is absolutely necessary to interrupt the supply, then the restoration of supply must be immediate or the fine shall be R$10,000 a day.

Process status:.The trial ended on September 5, 2005 and judgement is awaited.

Amount: Undeterminable

Plaintiff :	:	Town of Itaborai
Defendant	:	Ampla
Court	:	2nd Civil Chamber of County of Itaborai
Case/Identification	:	2003.023.041682-7

Summary of Proceedings: The Town of Itaborai, through its Procurator General, launched Public Civil Action soliciting power in advance for the compliance of the obligation to perform against Ampla, invoking its jurisdictional power to require that said concessionaire (i) refrain from interrupting the supply of electrical energy of the consumers of this Town, even if they are in debit, because this is an essential and continuous service, compelling the Rea to forthwith take measures necessary to provide continuity and reliability of the supply service in the entire town, under penalty of a fine of R$200 (200 reales) per day for each consumer inconvenienced; (ii) be ordered to pay a fine of R$10,000 for each day that it fails to comply with the sentence in (i).

Process status:On November 25, 2005, the decision was made requiring that the parties must make their final submissions.  This decision was published in the Official Government Gazette on December 13, 2005.  Conclusion was presented to the judge on December 14, 2005.

Amount: Undeterminable

Plaintiff	:	ABRACON (Brazilian Consumer Association)
Defendant	:	Ampla and Town of Niterói
Court	:	6th Civil Chamber of Niterói County (outstanding debt)
Case/Identification	:	2000.002.012629-2

Summary of Proceedings: Towards the end of 2002, there was a tax destined to finance the public lighting of towns and cities, referred to as the “Lighting Network Maintenance Tax” (TMRI).  Ampla had made agreements with towns within its concession area to collect said tax by including it in its invoices.  The constitutionality of this tax has been contested by some parties; therefore Ampla, a mere collector of the tax, has been involved in the suit.  Ampla has maintained in its defence that it should not be included in the suit, and ABRACON strives to force Ampla to stop collecting the tax and to notify the consumers of the elimination of the tax.

Process status: On November 18, 2005, this trial was annexed to Trial No.2000.020.012627-9, Public Civil Action.

Amount: Undeterminate

Plaintiff	:	Town of Niterói
Defendant	:	Ampla
Court	:	6th Civil Chamber of Niterói County
Case/Identification	:	2000.002.007345-7

Summary of Proceedings: The Town of Niterói launched this action requiring the removal of posts situated in places that are supposedly inadequate.  At issue is the question of paying for the removal of the posts.

Process status:.  On November 28, 2005, Dr.  Ronaldo Alvaro Martins, the “Disembargor Reviewer”, requested a date for trial.  The judgement session was carried out and the provision of an injunction denied in terms of the vote of the relator.  The court’s verdict is expected to be published.

Amount:Undeterminate

Plaintiff	:	Co-ordination of Consumer Defence - CODECON/SG
Defendant	:	Ampla
Court	:	4th Civil Chamber of the Town of Saint Gonzalo
Case/Identification	:	2003.004.043260-4

Summary of Proceedings: This is the Public Civil Action in which CODECON/Saint Gonzalo required power in advance to determine that AMPLA be prohibited from suspending the supply of electrical energy to the consumers of Saint Gonzalo when they fail to pay their monthly bill, under penalty of a fine of R$ 500 per day, and that Ampla be ordered to refrain from suspending the supply of electrical energy to the consumers of Saint Gonzalo for delay in payment of their monthly bill.  Input is required from the Attorney General’s Office.

Process status: The decision handed down on October 10, 2005 was published in the Official Government Gazette of November 7, 2005, requiring the parties to present their final arguments.  Ampla presented its final arguments on November 28.

Amount: Undeterminable

Plaintiff	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	8th Business chamber of the County of Rio de Janeiro
Case/Identification	:	2002.001.115854-5

Summary of Proceedings: Plaintiff launched this action stating that on September 7, 2002, there was a wind storm in the entire state of Rio de Janeiro that affected the supply of electrical energy and caused damaged to the population.  It charges that Ampla failed to provide adequate service due to the storm, but that this event cannot be considered Force Majeure because it was perfectly predictable.  Plaintiff demands that Ampla pay its consumers the amount of 1/30 of the basic rate multiplied by the No.of days (three) in which service was not provided, as well as that Ampla be ordered to pay all damages suffered by consumers, including the loss of business and goodwill arising from inability to function with electricity.  Input is required from the Attorney General’s Office.

Process status: On November 18, 2005, opposing arguments were presented.  On December 6, proceedings were remitted to the Attorney General’s Office.  Remittance of the proceedings from the Court of Justice December 15, 2005.

Amount: Undeterminable

Plaintiff	:	Association of Townspeople of Recanto dos Arcanjos-Amora
Defendant	:	Ampla
Court	:	1st Civil Chamber of the Town of Saint Gonzalo
Case/Identification	:	2002.004.003639-2

Summary of Proceedings: The people of Recanto dos Arcanjos-Amora, through their Association of Inhabitants, launched this action requiring that Ampla carry out the installation of an electricity network for all inhabitants currently without electricity in the Recanto dos Arcanjos housing development.  A request for concession was formulated to require Ampla to begin the installation within 10 days of an electricity grid and to finish the installation within 30 days under penalty of a fine per day to be determined by the trial, and that Ampla refrain from charging any financial participation, under penalty of the refund of twice the amount charged.  The main petition was for the confirmation of the order and for input from the Attorney General’s Office.

Process status: Ampla launched a court injunction July 14, 2005, and the Association of Townspeople of Recanto dos Arcanjos-Amora were given a time to express their opposing arguments.  Remittance of the proceedings of the Attorney General’s Office, October 20, 2005.  On December 19, 2005, the decision made to accept Ampla’s request for a court injunction was published in the Official Government Gazette.

Amount: Undeterminable

Plaintiff	:	Anacont National Association of Consumer and Worker Assistance
Defendant	:	Ampla and Town of Angra dos Reis
Court	:	2nd Civil Chamber of the County of Angra dos Reis
Case/Identification	:	2002.003.001624-5

Summary of Proceedings: This is the Public Civil Action in which the plaintiff require that Ampla be condemned for not being consistent in refraining from charging a fee for the public lighting of the Town of Angra dos Reis, as well as to refund double the amount paid by the consumers for the illegal charge.  It bases its petition on the illegality and unconstitutionality of the tax and requires power in advance in the suspension of the charge for public lighting until the case is decided.

Process status:.  On November 10, 2005, the parties and the Attorney General’s Office were informed through the Official Government Gazette that they must express their arguments on the Town’s petition and provide expert evidence and supporting documents.  On November 21, 2005, Ampla presented its arguments.  A decision is expected on the Town of Angra dos Reis’ demand for additional evidence.

Amount: Undeterminable

Plaintiff	:	Attorney General’s Office of the State of Rio de Janeiro
Defendant	:	Ampla, Former Governor Wellington Moreira Franco, Renato Torres de Mello da Cunha Vasconcellos,
Wanda Beatriz Massiery Correa de Moraes Lima, Isabella Machado Garcia Justo, Orcydneia Knaip da Cunha and José Antonio Ferreira da Costa
Court	:	10th Public Finance Chamber of Brasilia
Case/Identification	:	1990.001.096354-0

Summary of Proceedings: This is the people’s action undertaken by the Attorney General’s Office of the State of Rio de Janeiro in which the plaintiff objects to the hiring of officials authorised by the state governor for the former Cerj without any competition.  The plaintiff requests that power in advance be applied to prevent future supposedly improper hiring of officials and, particularly, that the fourth, fifth, sixth and seventh Defendants named not be permitted to exercise their functions.  It also required that the former Cerj present the list of persons hired without competition based on the enactment of the State Constitution.

Process status: Proceedings remitted to the Special “Curaduría” on November 25, 2005

Amount: Undeterminable.

Plaintiff	:	National Institute for Citizens’ Defence (INDECCON)
Defendant	:	Ampla
Court	:	5th Business chamber of the County of Brasilia
Case/Identification	:	2005.001.105254-3

Summary of Proceedings: Request for concession of power in advance to require that Ampla issue invoices, within a period of 60 days, for electrical energy with two different bar codes, one for actual consumption of electrical energy and the other for the tax to finance public lighting by all customers.  Confirmation of power in advance.  Input was required from Attorney General’s Office and the losing party was ordered to pay court costs.

Process status: Power in advance was required to force Ampla, within 60 days beginning June 8, 2005, to include two bar codes in invoices for electrical energy issued to all its customers (one only for the CIP and the other for consumption).  Ampla issued a plea for relief from its difficulties, to the 3rd Civil Chamber of the Court of Justice of Rio de Janeiro, under trial No.2005.002.15305, which granted its request for suspension of the order.  Taking into account the existence of another identical action proposed by the Idecon before the 5th Business chamber of the County of Rio de Janeiro, the judge of the 4th Civil Chamber of Petrópolis ordered that the two trials be combined into one trial before the 5th Business chamber.  The proceedings were sent to the Attorney General’s Office for its comments about whether or not the 5th Business chamber had jurisdiction over the case.  The Attorney General’s Office responded by demanding that the proceedings be examined again in conjunction with the other ongoing Public Civil Action handled by the Attorney General’s Office since September 28, 2005.

Amount: Undeterminate

Plaintiff	:	Brazilian Consumer Defence Association (ADCON)
Defendant	:	Ampla
Court	:	8th Business chamber of the County of Brasilia
Case/Identification	:	2003.001.096115-4

Summary of Proceedings: The Brazilian Consumer Defence Association launched this action requesting that Ampla be ordered to immediately refrain from applying clauses 3, points 15 and 16, clause 5, clause 6 point 2, which clauses are supposedly unfair; the action also requests the imposition of an obligatory fine for eventual failure to comply with the order in the event that the latter is granted, a decree to annul the above mentioned clauses, a sentence to require payment of 20 percent of the amount of the case for lawyers’ fees, as well as to assign responsibility, an debeatur and quantum debeatur, which will be carried out by means of the enforcement of the sentence, which will be owed to each consumer who presents himself and provides evidence of his individual damages and relationship to the case, all as a result of the supposedly unfair clause 3, points 15 and 16, clause 5 and clause 6 point2 of the subscriber contract between Ampla and its customers.

Process status: On October 28, 2005, Ampla was given the opportunity to present its arguments concerning the petition by he plaintiff to terminate the case.

Amount: Undeterminate

Plaintiff	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	4th Business chamber of the County of Brasilia
Case/Identification	:	2005.001.062360-5

Summary of Proceedings: The plaintiff launched this action requesting that Ampla be ordered to send a new brochure announcing the offer of insurance contracts in bold text on the invoice for consumption of electrical energy, with clear and accurate information that does not confuse the consumer, and gives the opportunity to those customers who have not yet purchased the insurance policy from Ampla to rescind the contracts through refund of the amount paid, the amendment of Clause 1 of the “General conditions of the contract, in order for the bill for the premiums be effected separately from the electricity bill, with a preliminary request so that the three previous points can be conceded before the citation, as well as that Ampla be ordered to publish in two widely circulated magazines the court’s resolution of the case so that consumers find out about this matter.

Process status: Reconciliation audience held November 30, 2005, deferred 30 days so that the parties can express their arguments on the proposed agreement.

Amount: Undeterminable

Plaintiff	:	National Association of Consumer and Worker Assistance
Defendant	:	Ampla
Court	:	1st Civil Chamber of the County of Angra dos Reis
Case/Identification	:	2003.003.003327-0

Summary of Proceedings:  Plaintiff required Ampla to give early warning to its customers in the event of shut-off of electric supply due to default in payments, asking the court to set a daily fine to ensure effectiveness.

Process status: Lawsuit was allocated to a court of law on February 20, 2003. On July 8, 2003, Ampla filed an objection. On February 18, 2004 the Attorney General’s Office indicated the objection was acceptable in part. On June 14, 2004, a ruling was published that required ANEEL to manifest its probable interest in the trial. On October 4, 2005, the communication to ANEEL, fully performed, was included in the trial. ANEEL is yet to indicate whether or not it has a probable interest in the trial.

Amount : Undeterminable

Plaintiff	:	National Consumer and Worker Assistance Association and Attorney General’s Office
Defendant	:	Ampla and Town of Cachoieras de Macacu
Court	:	2nd Civil Chamber of the County of Cachoieras de Macacu
Case/Identification	:	2004.012.000013-9

Summary of Proceedings: The plaintiff launched this action requiring the suspension of the CIP (Contribución de Iluminación Pública) charge and that the Defendants be ordered to refund amounts charged.

Process status: Presentation of final pleas by the parties.  Conclusion to the judge on December 5, 2005

Amount: Undeterminable

Plaintiff	:	Marcos Enrique Sousa de Magalhães
Defendant	:	Ampla, State of Rio de Janeiro, EDP - Electricidade de Portugal S/A (EDP), Sociedad Panameña de Electricidad S.A., Desarrollo S.A., and Empresa Eléctrica de Panamá S.A.
Court	:	2nd Public Finance Chamber of the County of Brasilia
Case/Identification	:	1996.001.128021-4

Summary of Proceedings: The plaintiff objects to the sale by the state of Rio de Janeiro of its shares in the equity of the former Cerj and requests the annulment of the edict, the suspension of the sale of the shares and the declaration of nullity of the bidding as well as the sentencing of the Defendants to compensate the public treasury for the damages it has suffered.

Process status: Distribution on November 14, 1996.  On November 19, 1996, the decision was made to accept the plaintiff’s request.  On February 17, 1997, the State of Rio de Janeiro presented an objection.  On February 21, Ampla (then Cerj) presented its objection.  On March 14, 1997, the plaintiff presented his response.  On September 29, 1997, the plaintiff requested that EDP, Desarrollo S.A. and Empresa Eléctrica de Panamá S.A. testify, through a letter of petition.  On April 23, 1999, the letter of petition was introduced to call on EDP.  On July 6, 2000, a communiqué was sent to the Ministry of Justice to report on failure to comply with the other letter of petition.  On December 17, 2004, there was certification of a lack of response to the previous communiqué.  On January 11, 2005, a new communiqué was sent to the Ministry of Justice.

Amount: Undeterminable

Plaintiff	:	Macao Consumer and Worker Defence Association
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2004.068.001287-1

Summary of Proceedings: The plaintiff launched this action requesting partial power in advance to prevent the Defendant from charging the TMIP (“Tasa Municipal de Iluminación Pública”), and requesting that Ampla be required to refund the amounts wrongly charged and pay costs.  Related to the trial.

Process status: Action distributed March 31, 2004.  After brief questionings regarding the demand and the jurisdiction of the court, on September 30, 2004 the Attorney General’s Office showed support to grant the plaintiff’s request.  Then Ampla was called on.  On August 1, 2005, Ampla presented its objections.

Amount: Undeterminable

Plaintiff	:	National Citizen and Consumer Defence Institute
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2005.001.069542-2

Summary of Proceedings: The plaintiff launched this action requesting that the bill for the consumption of electricity be sent to the customer with two different bar codes, one referring to the actual consumption and the other for the levying of the CIP.  It requested power in advance with erga omnes effect for the whole state of Rio de Janeiro, the input of the Attorney General’s Office as well as a list of cities that levy the CIP collected by Ampla.

Process status: Trial concluded on November 22, 2005.  On December 7, 2005, a plea for relief from its difficulties was remitted to the General Procurator of Justice.

Amount: Undeterminable

Plaintiff	:	National Institute of Defence of Citizen Consumer - INDECCON
Defendant	:	Ampla and Light
Court	:	7th Business Chamber of the County of Rio de Janeiro
Case/Identification	:	2005.001.073480-4

Summary of Proceedings: The plaintiff launched this action requesting power in advance to order the suspension of the charge of a fee for normal reconnection, or any fee with this intention, with effect erga omnes for the entire state of Rio de Janeiro, the ordering of the Defendants to reimburse double the amount received for this charge, and that the Defendants pay the costs related to the trial.

Stage of the Trial:.  The action was distributed in June 20, 2005.  On September 29, 2005, the petition for free reconnection was deferred and the Defendants were ordered to appear, Ampla on October 13, 2005 and Light on December 12, 2005.  Light’s appearance was annexed to that of Ampla on December 12, 2005.

Amount: Undeterminable

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Chamber and 4th TRF Chamber of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035653-0 and Civil Appeal No.98.02.21000-5

Summary of Proceedings: 1) The declaration of Ampla’s immunity from payment of the tax called COFINS and 2) That Federal Union be ordered to refund payments made under COFINS in the past five years, adjusted and inflated in accordance with the law and based on the decision of the court in Security Mandate No.92.0113589-4.

Process status: On May 2, 1997, sentence was handed down declaring Ampla’s petition improper and requiring it to pay fees of five percent of the amount of the trial.  Ampla’s application to appeal is pending..

Amount: US$ 38,111,292

Plaintiff	:	Federal Union
Defendant	:	Ampla
Court	:	1st Section of TRF
Case/Identification	:	Rescission Action No.97.02.09655-3

Summary of Proceedings: Federal Union imposed a rescission action against Ampla before the TRF 2nd region, in order to rescind the decision (Security Mandate No.92.0113589-4) that recognised Ampla’s immunity from the requirement to withhold the COFINS tax .

Process status: On November 1, 2005, the decision was published that refused to provide for Infraction Embargoes.  On December 1, 2005, the National Treasury launched declaration embargoes.  On December 5, 2005, the proceedings were concluded for the Presiding Federal “Desembargador”.

Amount: US$ 187,289,981

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Chamber of Niteról and 1st Section of TRF of 2nd Region
Case/Identification	:	Ordinary Action No.96.0035652-1 and Civil Appeal No.98.02.09149-9

Summary of Proceedings: Ampla sought to obtain a declaration of immunity from the obligation to collect the tax referred to as PIS and to have the Union ordered to refund the total of amounts collected over the last five years, beginning August 1996, based on Section 3 of Article 155 of the Federal Constitution.

Process status: Judgement unfavourable to Ampla in first verdict.  Appeals are pending before the Federal Tax Court.  The petition was considered without grounds, Ampla presented Embargoes, which were approved, with an order for the refund of the difference in the payment in accordance with Decree Law 2.445/88 and 2.449/88 and that was calculated in accordance with LC 7/70.  Ampla presented its appeal and the Federal Union presented its opposing arguments to the 4th Group, the majority of whose members voted to allow the appeal.  The court’s decision was published and the Federal Union launched Embargoes while Ampla presented its opposing arguments.  The Embargoes were allowed in terms of the relator’s vote.  Opposing the decision of the TRF, Ampla launched Declaration Embargoes, which were rejected by the TRF.  The trial was decided favourably to Ampla in the matter of the unconstitutionality of the above mentioned Decree Laws.  We are calculating the amounts that must be refunded under the tax credits protocol before the Department of Federal Reserve.  On August 24, 2005, a dispatch was published that certified to the parties the return of the proceedings to their origin as well as the dropping of the process from the distribution with later dismissal of the proceedings.

Amount: US$ 21,806,000

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Chamber of Niteról
Case/Identification	:	Precautionary Action No.96.0034797-2 and Ex Officio remittance No.97.02.37774-9

Summary of Proceedings: Precautionary measure is taken by Ampla in the trial, based on Article 3 of the Federal Constitution, which seeks to suspend the demand to pay the tax credit for the tax called PIS, by means of a judicial deposit.

Process status: Proceedings awaiting publication of the decision on the conversion to Federal Union revenue of the judicial deposit.  Decision published October 7, 2005.  On November 8, 2005, the proceedings were remitted to the federal judge for conclusion.

Amount: US$ 21,806,000

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	4th Federal Chamber of Niteról and 4th Group of the TRF of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035387-5 and Civil Appeal No.1999.02.01.047064-8

Summary of Proceedings: Ampla seeks to obtain the declaration that the tax-legal relationship (tax immunity) does not exist as regards the payment of the tax called FINSOCIAL on its gross monthly revenue.  It also seeks to have the Union forced to refund the total amount collected in the last five years, starting from October 1996 and, as a side effect of the foregoing, that the Union be made to refund the difference between the amount paid in accordance with Laws 7.787/89 , 7:784/89 and 8.147/90, and that due in accordance with Decree Law No.1.940/82, in the same period referred to above..

Process status: The first court’s decision declared without grounds the request for immunity, but accepted the petition to declare unconstitutional the increases in the FINSOCIAL tax rate above 0.5% and the right to offset the said excess in current and future taxes due.  The appeals of Federal Union and Ampla were presented.  The proceedings were sent to Federal Regional Court where they are currently awaiting a judgement on the two appeals.

Amount: US$ 12,962,670

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Chamber
Case/Identification	:	Ordinary Action No.96.0035652-1 and Civil Appeal No.98.02.09149-9

Summary of Proceedings: Ampla sought to obtain a declaration of immunity from the obligation to collect the tax referred to as PIS and to have the Union ordered to refund the total of amounts collected over the last five years, beginning August 1996, based on Section 3 of Article 155 of the Federal Constitution.

Process status: Judgement unfavourable to Ampla in first verdict.  Appeals are pending before the Federal Tax Court.  The petition was considered without grounds, Ampla presented Embargoes, which were approved, with an order for the refund of the difference in the payment in accordance with Decree Law 2.445/88 and 2.449/88 and that was calculated in accordance with LC 7/70.  Ampla presented its appeal and the Federal Union presented its opposing arguments to the 4th Group, the majority of whose members voted to allow the appeal.  The court’s decision was published and the Federal Union launched Embargoes while Ampla presented its opposing arguments.  The Embargoes were allowed in terms of the relator’s vote.

Opposing the decision of the TRF, Ampla launched Declaration Embargoes, which were rejected by the TRF.  The trial was decided favourably to Ampla in the matter of the unconstitutionality of the above mentioned Decree Laws.  We are calculating the amounts that must be refunded under the tax credits protocol before the Department of Federal Reserve.  On August 24, 2005, a dispatch was published that certified to the parties the return of the proceedings to their origin as well as the dropping of the process from the distribution with later dismissal of the proceedings.

Amount: Undeterminable

Plaintiff	:	Federal Union
Defendant	:	Ampla
Court	:	Special Branch of TRF in the 2nd Region
Case/Identification	:	Rescission Action No.97.02.09655-3

Summary of Proceedings: The Federal Union launched a rescission action against Ampla before the TRF 2nd region in order to get the decision (Security Mandate No.92.0113589-4) recognising tax immunity related to the withholding of COFINS tax rescinded.  The rescission action is based on very restricted causes that we estimate are not really well grounded.  The first court ruling on the rescission action was favourable to Ampla.  In the case where Federal Union’s rescission action is accepted by the court, Ampla will have to collect for public coffers all the COFINS which it did no collect following the decision in Security Mandate No.92.0113589-4, which recognised Ampla’s immunity from the tax in question.

Process status: On November 1, 2005, the decision denying provision of the Infraction Embargoes was published.  ON December 1, 2005, the National Treasury placed Declaration Embargoes.  On December 5, 2005, proceedings were concluded for the Presiding Federal “Desembargador”.

Amount: US$ 181,213,194

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	3rd Group - Federal Regional Court on the 2nd Region and 1st Federal Chamber of Niteról
Case/Identification	:	Security Mandate No.98.02.07129-3 and Appeal on Security Mandate No.1998.51.02.207129-6

Summary of Proceedings: This is a security order against the Commissary in charge of the collection of federal taxes in Niteról that seeks to ensure Ampla’s right to complete indemnification for tax damages for the purposes of determining the basis of the calculation of the IRPJ and the negative basis of the calculation of the CSL, for the years 1993, 1995 and

1996, with the profits generated in the base years 1998 and following, without submitting itself to the limit of 30 percent of taxable income.

Process status: The first court judgement was completely favourable to the interests of Ampla.  An application to appeal is pending before the Federal regional Court of the 2nd Region, beginning October 7, 2003.  Proceedings concluded on December 15, 2005 for resolution in the offices of Dr.  Francisco Pizzolante.

Amount: R$ 141,886,285, IRPJ (US$ 61,689,689) and R$ 41,705,245, CSL (US$ 18,132,715)

Plaintiff	:	Ampla
Defendant	:	State Superintendent for Supervision of the Office of the Secretary of State for Finance and
Inspector of State Supervision - Large Taxpayers
Court	:	11th Public Finance Chamber of Rio de Janeiro
Case/Identification	:	Security Mandate No.99.001.099825-2 and Civil Appeal No.2000.001.11362

Summary of Proceedings: This is a precautionary constitutional action (“preventive security mandate”) aimed at preventing the enforcement of the limitation imposed by article 2 of Law 3.188/99 that restricted the right to use the tax credit derived from the tax called ICMS when acquiring fixed assets.

Process status: On December 18, 2001, the proceedings of the “plea for relief from difficulties” were remitted to the Federal Supreme Court and the proceedings of the precautionary action returned to the 11th State Public Finance Chamber.  On October 21, 2004, the STF denied the plea filed by the State of Rio de Janeiro, whereupon the State filed another kind of plea, which was also rejected by a STF decision favouring the Company.

Following the execution of the decision favourable to Ampla, the trial returned to the court of origin where it awaits the filing of proceedings.

Amount: Undeterminable

Plaintiff	:	Secretary of Federal Income Tax Collection
Defendant	:	Ampla
Court	:	Niterói Rio de Janeiro Federal Income Tax Commissary
Case/Identification	:	Infraction Proceeding No.0710200/00370/02 and Administrative Trial No.10730.002730/2003-13

Summary of Proceedings: Tax infraction for supposed shortfall in that paid for the tax called COFINS.  During the mandatory verification procedure, differences were found between the amounts declared, those consigned in writing and those collected and paid with respect to COFINS for the period December 2001 to June 2002.

Process status: On August 11, 2003, Ampla presented its opposition to the Infraction Proceeding, which was accepted by the Commissary of Federal Income Tax Collection of Niteról / Rio de Janeiro.  The proceedings are currently awaiting a hearing with the Taxpayers’ Council of the Ministry of Finance for judgement.

Amount: US$ 54,330,735.53

Plaintiff	:	Secretary of the Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Taxpayers’ Council of the Ministry of Finance
Case/Identification	:	Infraction Proceeding 0710200/00370/02 and Administrative Trial 10730.002674/2003-17

Summary of Proceedings: Tax infraction for supposed unpaid difference in tax called IRPJ.  The Infraction Proceeding seeks to redress compensation of tax damages over and above the limit of 30 percent of net income, adjusted for exclusions and additions provided for and authorised by income tax legislation.  Inconsistent with the rule, the Company compensated the entire amount of its actual profit, seeking justification in Security mandate No.98.0207129-3, currently being examined by the 1st Federal Chamber of the Judiciary Section of Rio de Janeiro in Niteról.

Process status: On November 10, 2005, the court’s verdict was announced in a communiqué (#142853), in which the unanimous decision was made to deny the appeal (taxes with collectability suspended).  On November 16, 2005, awaiting the word from the Procurator.

Amount: US$ 20,357,912.46

Plaintiff	:	Secretary of the Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Taxpayers’ Council of Ministry of Finance
Case/Identification	:	Infraction Proceeding 0710200/00370/02 and Administrative Trial 10730.002675/2003-53

Summary of Proceedings: Infraction for supposed unpaid difference in the tax called CSL.  The Infraction Proceeding seeks to redress undue compensation calculated using a negative base, taking into account the failure to apply the limit of 30 percent of taxable income, adjusted for exclusions and additions provided for and authorised by income tax legislation.  Inconsistent with the rule, the Company compensated the entire amount of its actual profit, seeking justification in Security mandate No.98.0207129-3, currently being examined by the 1st Federal Chamber of the Judiciary Section of Rio de Janeiro in Niteról.

Process status: On November 10, 2005, the court’s verdict was announced in a communiqué (#142855), in which the unanimous decision was made to deny the appeal (taxes with collectability suspended, but with no fine called for) .  On November 16, 2005, awaiting the word from the Procurator.

Amount: US$ 8,326,014.07

Plaintiff	:	Secretary of the Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Federal Income Tax Commissary
Case/Identification	:	Infraction Proceeding No.00218 and Administrative Trial No.10730.002007/99-24.

Summary of Proceedings: A demand for tax credit relating to the PIS contribution, with the objective of preventing the prescription of amounts entered judicially plus interest due on arrears.

Process status: On June 7, 1999, Ampla presented its opposition to the Infraction Proceeding, which was accepted by the Federal “Receita” court.  As a result of this, Ampla tabled a voluntary action, which was partially recognised by the 3rd Chamber of the 2nd Council of taxpayers of the Ministry of Finance, at least to exclude the interest charged on arrears by the Federal “Receita” (IRS) Court.  Currently the proceedings are in the Federal “Receita” court of Niteról.

Amount: US$ 7,849,241.64

Plaintiff	:	INDECCON - National Citizen Consumer Defence Institute
Defendant	:	Ampla
Court	:	4th Civil Chamber of Petrópolis County
Case/Identification	:	Collective Civil Action No.2005.042.004144-6.

Summary of Proceedings: The objective of the current collective civil action is to force the company to issue billing documents with two bar codes, one for the amount of the electricity supply service and the other for the tax public lighting.  We oppose the suits that object to this tax, not only because they include us as Defendants but also because the city government uses the tax money to finance the lighting and electricity consumed by everybody.

Process status: Due to the Petrópolis trial having declared itself incompetent, this trial has been linked to Collective Civil Action No.2005.001.069542-2 (see below).  This trial is suspended for judgement of the pleas filed by Ampla and by Light.

Amount: Undeterminable

Plaintiff	:	Secretary of Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Niteról / Rio de Janeiro Federal “Receita” (IRS) Commissariat
Case/Identification	:	Administrative Trial No.1073000.4053-2005 - Infraction proceeding No.0710200/00112/05

Summary of Proceedings: The IRS sued Ampla for having proceeded to compensate itself for the totality of tax damages in order to adjust the taxable income for the purpose of the IRPJ, as would appear warranted judging by the decisions handed down in trials numbers 98.02.07129-3 and 98.02.02033-89 (items 45, 46 cited above).  The lawsuit was launched by plaintiff to avoid decadence (Ampla’s right to claim tax credits even if the court decision is unfavourable to Ampla).

Process status: Once it learned of the Infraction Proceeding, Ampla presented the opposing argument on September 14, 2005, with the aim of securing the reduction of the Infraction Proceeding by the portion related to the profit from the Worker - PAT feeding program, which currently is pending judgement.

Amount: US$ 41,886,978.

Plaintiff	:	Secretary of Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Niteról / Rio de Janeiro Federal “Receita” (IRS) Commissariat
Case/Identification	:	Administrative Trial No.0710200/00112/05

Summary of Proceedings: The IRS sued Ampla for having proceeded to compensate itself for tax credits on a negative tax base, to adjust taxable income for the purpose of the CSLL, as would appear warranted judging by the decisions handed down in trials numbers 98.02.07129-3 and 98.02.02033-89.  The lawsuit was launched by plaintiff to avoid decadence (Ampla’s right to claim tax credits even if the court decision is unfavourable to Ampla).

Process status: Once it learned of the Infraction Proceeding, Ampla presented the opposing argument that the amount was correctly adjusted solely to avoid the decadence.

Amount: US$ 9,023,282.91.

Plaintiff	:	Ampla
Defendant	:	State of Rio de Janeiro
Court	:	Superior Court of Justice
Case/Identification	:	Trial No.2002.001.110494-9

Summary of Proceedings: Security Mandate with the aim that the local authority refrain from taking any action that would make the collection of the ICMS established by Decree No.31.632/02.

Process status: On December 15, 2005, the decision of the judge João Otávio de Noronha to disallow Ampla’s petition that the plea be examined urgently, because he saw no need to treat the case as an emergency.

Amount: US$ 22,324,513.34

Plaintiff	:	State Finance Ministry
Defendant	:	Ampla
Court	:	Commissariat of State Finance Ministry
Case/Identification	:	Infraction Proceeding No.03.177555-4

Summary of Proceedings: Ampla was sued for having collected the ICMS spontaneously and outside of the allowed time period without the respective legal surcharges.  The terms supposedly not respected were those prescribed in State Decree No.31.632/02, which is challenged in trial No.2002.001.110494.

Process status: We learned of the Infraction Proceeding on September 26, 2005.

Amount: US$ 18,813,703.06

Plaintiff	:	Union of Workers in the Niteról Electrical Energy Industry representing a class action suit by 2841 employees
Defendant	:	Ampla
Court	:	1st Niteról Work Chamber
Case/Identification	:	Labour Complaint 884/1989

Summary of Proceedings            : In April 1989, the Niteról Union, in representation of 2841 employees, launched an action claiming salary differences of 26.05% since February 1989 that were related to the economic plan instituted by Decree Law 2.335/87 “Summer Plan”.

Process status: The Company presented its arguments on the plea by the plaintiff and then filed its own plea which as annexed to the former.  Judgement is awaited.

Amount: US$12,783,588.85

Plaintiff	:	Secretary of the Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Commissariat of the Federal Receta Court
Case/Identification	:	Infraction Proceeding 00218 and Administrative Trial 10730.002007/99-24

Summary of Proceedings	:	Tax infraction for supposed unpaid difference in tax called CSL.

Process status:                     On June 7, 1999, Ampla presented its opposition to the Infraction Proceeding, which was accepted by the Commissariat of the Federal Receta (IRS) Court.  As a result of this, Ampla tabled a voluntary action, which was partially recognised by the 3rd Chamber of the 2nd Council of taxpayers of the Ministry of Finance, at least to exclude the interest charged on arrears by the Commissariat of the Federal Receta (IRS) Court.  Currently the proceedings are in the Commissariat of the Federal Receta Court of Niteról.

Amount: US$ 8,112,457.43.

Plaintiff	:	Selma de Souza and 122 other plaintiffs
Defendant	:	Ampla
Court	:	2nd Employment Chamber of Niteról
ID Number	:	Work Complaint No.3142/995

Summary of Proceedings  : The plaintiffs were fired by the Company and demand to be reinstated and to have their right of employment stability recognised..

Process status: Deemed acceptable the embargoes of declaration that the Company filed against the plaintiffs, finding that the proceedings must be returned to the Regional Work Court for judgement of the ordinary plea.  At the same time, we were partially successful in the Unnamed Incidental Precautionary Action, with the order decreeing the termination of all the workers reinstated in the Company, carried out December 7, 2005.

Amount: US$ 21,501,706.48

Plaintiff	:	Secretary of Federal “Receita” (Brazilian IRS)
Defendant	:	Ampla
Court	:	Commissariat of the Niterói Federal “Receita”
ID Number	;	Infraction Proceeding 0710200/00112/05 and Administrative Trial 10730.003110/2005-55

Summary of Proceedings  : Infraction proceeding prepared by the IRS on July 1, 2005 despite the supposed lack of withholding and collection by IR payable on the remittance of moneys abroad.

The SRF put together the above Proceeding because it understood that the contracts signed by Ampla and Cerj Overseas constitute a simulation of what in fact is to be a payment (amortisation) of the Fixed Rate Notes - FRNs.  With this understanding, the SRF concluded that the average time period required by the law of 96 months for the application of the Income Tax quota - IR 0, was not fulfilled, and Ampla is thus obliged to withhold and collect the Income Tax payable on the remittances of employees abroad as an amortisation of FRNs.

Process status:     Infraction Proceeding prepared July 1, 2005.  We are awaiting judgement of the opposing arguments presented by Ampla .

Amount: US$ 210,000,000.

Coelce S.A.

Plaintiff	:	Inácio Nunes Arruda & Others.
Defendant	:	Coelce.
Court	:	2a Vara da Fazenda Pública - Ceará
Case/Identification	:	2002.02.38915-4

Summary of proceedings: People’s action for the annulment of the Coelce sale process.

Process status: The process has been suspended for more than a year, and it may be soon dismissed.  Court yet to dismiss the case.

Amount: Undeterminable.

Plaintiff	:	Federal General Attorney - Ceara State
Defendant	:	Cgtf, Coelce and Aneel.
Court	:	7a Vara da Sección Judiciaria Federal de Ceará
Case/Identification	:	2005.8100016335-6

Summary of proceedings: The General Attorney seeks to annul the Aneel Resolutions which authorized an increase in the Coelce rate in excess of the inflation recorded for the period, and is seeking also the nullification of the Energy Supply Contract entered into by and between Cgtf and Coelce, which would be increasing the energy rates in the state of Ceará.  Also, an injunction was filed seeking the suspension of the effects of the Aneel Resolutions, so that the Coelce energy rates match the Brazilian inflation.

Process status: The injunction was granted, but the Federal Regional Court suspended it, upholding the Energy Supply Contract and its effects.  The “Superior Tribunal de Justicia” is sought to declare the final cessation of the injunction.

Amount: Undeterminable.

Compañía de Interconexión Energética S.A. (CIEN)

Plaintiff	:	CIEN - Companhia de Interconexao Energética
Defendant	:	Secretary for Foreign Trade - SECEX
Court	:	Ministro de Desarrollo, Industria y Comercio Exterior
Case/Identification	:	None

Summary of proceedings: Brazilian customs authorities are challenging the tax benefit known as drawback, granted in 1998, and consisting in suspending the Import Tax (II) and the Tax on Industrialized Products (IPI), and subsequently granting exemption from them after verifying that the statutory requirements have been met.  Also, the drawback is the basis for suspending the Tax on Circulation of Merchandise and Services (ICMS or VAT).

Process status: Considering the recourse filed by Cien on August 8, 2005 against the decision issued by the Foreign Trade Secretary, on October 17, 2005 we received the decision of the Minister for Development, Industry and Foreign Trade, denying the suspension requested by Cien, but without analyzing the underlying issue.  At the same time, the company has filed a lawsuit against Receita Federal, involving the same issue.  This latter trial has entered the second administrative stage.

Amount involved: US$77,000,000.

Plaintiff	:	Maximiliano Nagl Garcez and Aldino Beal
Defendant	:	Companhia Paranaense de Energia (COPEL), Companhia de Interconexao Energética (CIEN), Governor of Paraná: Jaime Lerner, State of Paraná, Agencia Nacional de Energía Eléctrica (ANEEL).
Court	:	8ª Vara Federal de Curitiba - PR
Case/Identification	:	2001.70.00.039775-7

Summary of proceedings: A civil proceeding.

Process status: The plaintiffs confirmed on October 24, 2005 their request that they be paid fees.  The State of Paraná backed the complaint by requesting to be included among the plaintiffs.  On November 14, 2005, the trial reached the stage at which the court must issue a sentence.  On December 16, 2005 the attorney general requested the extinction of the process.

Amount involved: US$79,129, 832.33.

Centrais Elétricas Cachoeira Dourada S.A.

Plaintiff	:	Wildson Sebastiao Fraga Guimaraes (shareholder of Centrais Elétricas de Goias (CELG) and chairman of the “Sindicato dos Trabalhadores nas Industrias Urbanas no Estado de Goias”.
Defendant	:	State of Goias, Centrais Elétricas de Goias (CELG), Centrais Elétricas Cachoeira Dourada S/A (CDSA).
Court	:	3° Vara da Fazenda Pública da Comarca de Goiania
Case/Identification	:	97009045073

Summary of proceedings: Damages.

Process status: On October 11, 2005, the members of the “Third Civil Chamber” in the court, in a unanimous decision denied a request of one of the parties.  On November 4, 2005 this decision was published in the official press.

Amount involved: US$191,958,820.02.

CGTF Central Geradora Termoelectrica Fortaleza S.A.

Plaintiff	:	Federal General Attorney - Ceara State
Defendant	:	Cgtf, Coelce and Aneel.
Court	:	7a Vara da Sección Judiciaria Federal de Ceará
Case/Identification	:	2005.8100016335-6

Summary of proceedings: The General Attorney seeks to annul the Aneel Resolutions which authorized an increase in the Coelce rate in excess of the inflation recorded for the period, and is seeking also the nullification of the Energy Supply Contract entered into by and between Cgtf and Coelce, which would be increasing the energy rates in the state of Ceará.  Also, an injunction was filed seeking the suspension of the effects of the Aneel Resolutions, so that the Coelce energy rates match the Brazilian inflation.

Process status: The injunction was granted, but the Federal Regional Court suspended it, upholding the Energy Supply Contract and its effects.  The “Superior Tribunal de Justicia” is sought to declare the final cessation of the injunction.

Amount: Undeterminable.

Codensa S.A. ESP

Plaintiff	:	Henry Patiño and Others.
Defendant	:	Codensa, Bogotá Capital District and Empresa de Energía de Bogotá S.A. ESP (EEB)
Court	:	Cundinamarca Administrative Court, Third Section - Sub-section “B”.
Case/Identification	:	Case file 03-0680.

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

Process status: Evidence stage concluded.  Now the parties are to submit comments to the evidence produced.  The expert appointed by Universidad Nacional issued a favorable report for Codensa S.A. The plaintiff requested a supplementation of the report and Codensa, clarification.  The expert supplemented and clarified his report in a way that is favorable for Codensa.

Amount: US$25,000,000.

Plaintiff	:	Roberto Ramírez Rojas (Class act-like lawsuit).
Defendant	:	Codensa, Bogotá Capital District and Alcaldía Zonal de San Cristóbal.
Court	:	Cundinamarca Administrative Court, Third Section - Sub-section “B”.
Case/Identification	:	Case file 03-1473.

Summary of proceedings: The Circo Victoria transmission line I and II was built by Empresa Eléctrica de Bogotá in 1962, when the site in which the towers holding it are located, was not populated.  However, when Codensa was born as a legal entity, on October 23, 1997, one of those towers (No.731) was surrounded by buildings put up after 1983 but prior to 1996.  The plaintiff demands protection for the following collective rights: a healthy environment; sanitization, security and prevention of technically foreseeable disasters; that buildings abide by statutory regulations.

Process status: A lower court sentence was issued on November 11, 2005.  The lower court did not find any violation, either by Codensa or by Alcaldía Local de San Cristóbal, of the collective rights called to bear by the plaintiff.  However, to prevent possible hazards to the security of the people living in the vicinity of the tower, the court ordered Codensa to take all necessary steps to avoid hazards for the community resulting from the transmission of energy, steps such as implementing minimum statutory intervals, acquire or rent the land surrounding the tower, isolating the tower, and any other measure that Codensa might deem necessary.  Both the plaintiff and Codensa filed appeals, which were granted.  The folder was sent to the State Council.

Amount: Undeterminable.

Plaintiff	:	Conjunto Residencial Iguazú (Class act-like lawsuit).
Defendant	:	Codensa and Soacha City Government.
Court	:	Cundinamarca Administrative Court, Fourth Section - Sub-section “B”.
Case/Identification	:	03-01342.

Summary of proceedings: Codensa S.A. ESP was providing the service of public lighting to the Soacha district since the inception of the company (on October 23, 1997).  The public lighting infrastructure in the Soacha district is mostly owned by Codensa, through a contribution from Empresa Eléctrica de Bogotá (together with other assets).

Soacha district called on bidders for the service of public lighting, the winner being “Soacha Ciudad Luz”, a temporary entity with which district representatives entered into concession contract No.004 on January 19, 1999. Codensa did not take part in the concession contract. However, after that contract had been executed, Sociluz hired Codensa to supply electricity, and rented the Codensa infrastructure, billing and collection systems. These are the conditions under which Codensa is related to the rendering of public lighting services in Soacha.

Process status: A lower court sentence was issued on September 26, 2005. The court decided to protect the collective rights to administrative morality, the public wealth, the access to public services and the fact that they be provided timely and efficiently. As a result, the court ordered: (a) the termination of the concession contract and its liquidation; (b) Socieluz to refund to the city government the amounts received in exchange for the concession contract since February 11, 2005, after deducting the services actually rendered which must be properly substantiated at the time of the liquidation; c) that after the costs incurred in rendering the service have been deducted, which must be duly substantiated, the resulting amount be offset by Codensa to users on the bills; and (d) that the defendants pay the plaintiff an incentive consisting in 30 statutory minimum salaries distributed pro rata among the city government, Sociluz and Codensa. Appeals were filed by all defendants, which were granted. The folder was sent to the State Council.

Amount: Undeterminable.

Plaintiff	:	Users of the public lighting service in La Calera Municipality.
Defendant	:	Codensa and La Calera Municipality.
Court	:	Cundinamarca Administrative Court, Second Section - Sub-section “A”.
Case/Identification	:	Case file 02-1012.

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

Process status: Lower court issued sentence, which was not appealed against and became final. Sentence was favorable in that it released Codensa and condemned the city government, although it ordered stopping the collection of the public lighting service from users, there being no contract between the city government and Codensa.

Amount: Undeterminable.

Edelnor S.A.A.

Plaintiff	:	Edelnor S.A.A.
Defendant	:	Superintendencia Nacional de Administración Tributaria -SUNAT-.
Court	:	Supreme Court First Room Specialized in Administrative Procedures
Case/Identification	:	Case file 426-2004

Summary of proceedings: Legal procedure requesting partial annulment of Resolution 00100-5-2004 and recognition of the legality of the assets re-evaluation operation carried out by the company in accordance with Law 26283.

Process status: Ruling is pending in the administrative proceeding under the lack of exhaustion exception filed by the Fiscal Court. The court room considered that that there are still stages to go in the administrative proceeding and that, as a result, Edelnor may not yet file a lawsuit with a court of law to challenge administrative decisions. An appeal has been filed against this resolution. In the Supreme Court, the case has been distributed to the Transitory Civil Room (Exp. APEL-461-2005) which has decided to send the folder to the Attorney General to speed up the ruling. The Supreme Civil Attorney General estimates that the resolution appealed against is to be upheld.

Amount: US$60,623,123.

Plaintiff	:	Edelnor S.A.A.
Defendant	:	Superintendencia Nacional de Administración Tributaria -SUNAT-.
Court	:	Fiscal Court
Case/Identification	:	0150340004956

Summary of proceedings: Controversy surrounding investigation conducted by SUNAT into business years 1995-1999 and 2000-2001.

Process status: Currently filed with Fiscal Court. On October 13, 2005, SUNAT issued resolution No.40004183, declaring that the complaint filed by Edelnor on July 18, 2005 is in part founded. Therefore, it annulled resolutions Nos. 012-003-0007067, 012-003-0007068 and 012-003-0007069, as well as resolution No.012-002-0006964 which imposed a fine.

Amount involved: US$23,188,405.79

Empresa Nacional de Electricidad S.A. (Endesa S.A.)

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta and Terminal Marítimo Puerto Patache S.A.
Court	:	Eight Civil Court of Santiago
Case/Identification	:	129-2003

Summary of proceedings: Plaintiff requested from the defendants mandatory fulfillment of the so-called “Bidding Contract” called by Celta and in which the latter, Terminal Marítimo Puerto Patache S.A., and Punta de Lobos S.A. participated. The plaintiff argues that the contract was not fulfilled. As a result, the plaintiff asked the court to annul the act through which all the offers made to Celta in the bidding for Patache harbor were rejected; the nullification of the Promise Contract and the Sales Agreement, dated November 30, 2001, entered into by Celta and , as would-be sellers, and Terminal Marítimo Puerto Patache S.A. as would-be buyer; and, lastly, that the court declares that the will manifested by the bidders and Celta in the Promise Contract and the Sales Agreement dated November 30, 2001, entered into with Terminal Marítimo Puerto Patache S.A., was a tacit acceptance of the offer made by Punta de Lobos S.A. in the bidding for Patache harbor, filed exceptions and defenses. The court issued ruling banning any contract on Patache harbor.

Process status: The sentence rejected the demand. Appeal filed by the plaintiff is pending at the Santiago Court of Appeal. The preventive action prohibiting actions or contracts on Puerto Patache is effective.

Amount: Undeterminable.

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Treasury of Chile (Endesa is third party involved)
Court	:	21st Civil Court of Santiago
Case/Identification	:	553-2003

Summary of proceedings: The plaintiff demanded annulment of Supreme Decree 139 of 2002, issued by the Ministry of Defense, Navy Department, on the grounds that the said Decree was issued in contradiction to the legal provisions regarding its issuance. According to this Decree, the expansion of the maritime lease was extended for the loading of salt through Patache harbor, in the First Region. Endesa entered the lawsuit as third party in favor of the Chilean Treasury. Endesa filed the adequate exceptions and defenses. Court issued ruling suspending any effect of Supreme Decree 139 of 2002, which is still in force.

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

Summary of proceedings: The plaintiff demands absolute annulment of any assignment and transfer or of any other legal transaction by to Celta regarding real estate forming the maritime lease granted to in the Punta Patache area, First Region, and the declaration of expiration of that maritime lease by the Court. filed adequate exceptions and defenses. Court issued ruling banning any contract on the maritime lease granted to and on the real estate making it up, which is still in force.

Process status: The parties were summoned for the sentence.

Amount: Undeterminable.

Plaintiff	:	Maria Elena Teresa Sola Ruedi
Defendant	:	Endesa, Minister of Economy, and Superintendent of Electricity and Fuels.
Court	:	Santa Barbara Court of First Instance
Case/Identification	:	4340-2004

Summary of proceedings: The demand is to change the easement regime for expropriation, and payment for a larger flooded surface. Regarding subsidy, re-assessment of the indemnity amount paid for the easement is demanded.

Amount: Undeterminable.

Process status: Summons took place, and the plaintiffs - and the Treasury- alleged the Court to be incompetent. The Court ordered suspension of the proceedings and accepted the incident on trial. The Treasury filed petitions and was granted appeal regarding the refund. To this date, deducted incidents are pending for ruling.

Amount: Undeterminable.

Plaintif	: Jaime Arrieta Correa and others
Defendant	: Treasury of Chile, General Direction of Water and S.A.
Court	: First Civil Court of Valdivia
Case/Identification	: 198-2005

Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favour of a right to use water to carry out the Neltume Power Plant project, with payment of damages. As secondary lawsuit, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.

Process status: The exception of incompetence alleged by having been accepted, the case was allocated to the Ninth Civil Court of Santiago, has not been notified to date of the lawsuit filed.

Amount: Undeterminable

Plaintiff	: Inversiones M.D. Ltda. and others
Defendant	: Treasury of Chile, General Direction of Water and S.A.
Court	: 24th Civil Court of Santiago
Case Identification	: 7957-2005

Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favour of a right to use water to carry out the Neltume Power Plant project, with payment of damages. As secondary lawsuit, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.

Process status                                                                  : Government gave up its request for a declaration of the court’s incompetence. The Defendants requested the proceedings to be combined into one case pursued in the 10th Civil Court of Santiago “Jordan and others with the Government and others”, number 1608-05. This request is currently awaiting resolution. Court issued ruling banning any contract on’s water rights.

Amount: Undeterminable

Plaintiff	: José Manuel Jordán Barahona and others
Defendant	: Treasury of Chile, General Direction of Water and S.A.
Court	: 10th Civil Court of Santiago
Case Identification	: 1608-2005

Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favour of a right to use water to carry out the Neltume Power Plant project, with payment of damages. As secondary lawsuit, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.

Process status: The complaint and the answer have been filed, and the parties are now waiting for the court to call on them to the reconciliation audience.

Amount: Undeterminable

Plaintiff	: Endesa Pangue S.A. and Pehuenche S.A.
Defendant	: Treasury of Chile
Court	: Ninth Civil Court of Santiago
Case Identification	: 13084-04

Origin / Matter                                                                 : The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Incentive and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.

Process status                  : Waiting for the court to summon the parties to hear the judgement.

Amount: Undeterminable

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	4563

Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.

Process status: Court accepted plaintiffs’ petition that Pangue would be responsible for notifying the lawsuit to the other interested parties, a court resolution against which the defendants filed recourses.

Amount involved: Undeterminable.

Compañía Eléctrica de Tarapacá S.A. (CELTA)

Plaintiff	:	Sociedad Punta de Lobos S.A.
Defendant	:	Endesa, Celta, Minera Puerto Patache S.A. Sea Terminal
Court	:	Eighth Civil Court of Santiago
Case/Identification	:	129-2003

Summary of proceedings: The plaintiff demanded the defendants be ordered to mandatorily fulfill the so-called “Bidding Contract” called by Celta and in which the latter, Terminal Marítimo Puerto Patache S.A., and Punta de Lobos S.A. participated. The plaintiff argues that the contract was not fulfilled. As a result, the plaintiff asked the court to annul the act through which all the offers made to Celta in the bidding for Patache harbor were rejected; the nullification of the Promise Contract and the Sales Agreement, dated November 30, 2001, entered into by Celta and , as would-be sellers, and Terminal Marítimo Puerto Patache S.A. as would-be buyer; and, lastly, that the court declares that the will manifested by the bidders and Celta in the Promise Contract and the Sales Agreement dated November 30, 2001, entered into with Terminal Marítimo Puerto Patache S.A., was a tacit acceptance of the offer made by Punta de Lobos S.A. in the bidding for Patache harbor, filed exceptions and defenses. The court issued ruling banning any contract on Patache harbor.

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

Summary of proceedings: The plaintiff demands absolute annulment of assignment and transfer of any other legal transaction by to Celta regarding real estate forming the maritime lease granted to in the Punta Patache area, First Region, and its declaration of expiration by the Court.

Process status: The parties were summoned for sentence.

Amount: Undeterminable.

Plaintiff	:	Celta
Defendant	:	Empresa Constructora Belfi S.A.
Court	:	Arbitration Court (Raúl Varela Morgan)

Summary of proceedings: The legal action resulted from differences regarding construction of the Puerto Patache dock, whose concrete is contaminated with chloride.

Process status: Summons took place, and proceedings were lodged. The petition has not been filed yet.

Amount: Undeterminable.

Empresa Eléctrica Pangue S.A. (PANGUE)

Plaintiff	: Endesa, Pangue S.A. and Pehuenche S.A.
Defendant	: Treasury of Chile
Court	: Ninth Civil Court of Santiago
Case Identification	: 13084-04

Origin / Matter                                                                 : The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Incentive and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.

Process status                  : Waiting for the court to summon the parties to hear the judgement.

Amount: Undeterminable

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	4563

Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.

Process status: Court accepted plaintiffs’ petition that Pangue and be responsible for notifying the lawsuit to the other interested parties, a court resolution against which the defendants filed recourses.

Amount involved: Undeterminable.

Empresa Eléctrica Pehuenche S.A. (PEHUENCHE)

Plaintiff	: Endesa, Pangue S.A. and Pehuenche S.A.
Defendant	: Treasury of Chile
Court	: Ninth Civil Court of Santiago
Case Identification	: 13084-04

Origin / Matter	: The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15,
2004, issued by the Minister of Economy, Incentive and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.

Process status                  : Waiting for the court to summon the parties to hear the judgement.

Amount: Undeterminable

Central Hidroeléctrica de Betania S.A.

Plaintiff	:	Fariel San Juan
Defendant	:	Central Hidroeléctrica de Betania S.A. E.S.P.
Court	:	3th and 4th Civil Courts of Neiva Circuit
Case/Identification	:	Class action motivated by the impact that the construction of the dam will have on the economy of the region.

Summary of proceedings: Construction of system that would allow transit of fish at mating season.

Keeping water at equitative level and ordering Central Hidroeléctrica de Betania S.A. to conduct compensatory development projects, such as a fish processor and packing.

Process status: 3th court scheduled new hearing for January 13, 2006.

In the 4th court, the procedure scheduled for June 1, 2005 did not occur. The judge declared himself to be incompetent and and on June 2 the folder was sent to the Administrative Disputes Court, which also declared itself incompetent. As a result, the coflict of competence (between the court judge and the administrative judge) must be settled by the Justice Superior Council. To date this conflict is yet to be settled.

Amount: Undeterminable.

Emgesa S.A.

Plaintiff	:	Orlando Enrique Guaqueta and Inhabitants of Sibaté
Defendant	:	Emgesa S.A. ESP. Empresa de Energía de Bogotá S.A. ESP.- EEB- Corporación Autónoma Regional -
CAR -
Court	:	Administrative Court of Cundinamarca - First Section
Case/Identification	:	Class Action

Summary of proceedings: The claim was filed so that the Entities are severally liable for the damage caused by the pollution in El Muña dam, as a result of the pumping of polluted waters in the river Bogotá by Emgesa S.A. ESP.

Process status: On January 28, 2005 the First Section of the Administrative Court of Cundinamarca sent the file to the fourth section, so that the latter makes a decision on the petition filed by Corporación Autónoma Regional de Cundinamarca - CAR  -

In regard to the actions by the Council of State, through an action dated February 10, 2005 the Council of State annulled the appeal filed by Emgesa against the proof action dated May 20, 2004 in the aforementioned decision, the proof requested by Emgesa is provided and the decision of disclaiming the interrogation of the 3,241 plaintiffs, the judicial inspection of the plaintiffs and the City Hall of Sibaté and the display of documents was maintained, as it considered that through the report by a medical, environmental, real estate appraiser, and calculator expert, all the matters that the parties desire to prove, considering the most suitable and convenient expert proof to clarify the claim events.

Amount: US$1,200,000,000

Plaintiff	:	Gustavo Moya
Defendant	:	Emgesa S.A. ESP, Empresa de Energía de Bogotá S.A. ESP, the Capital District of Bogotá, Empresa de
Acueducto y Alcantarillado de Bogotá, the City Hall of Sibaté and other plants and government agencies that presumably contribute to the pollution of the river Bogotá by action or omission.
Court	:	Administrative Court of Cundinamarca - Fourth Section
Case/Identification	:	Ordinary Action

Summary of proceedings: The claim was filed so that the defendant Entities become liable for the damage caused to the environment as a result of the storage of sewage by the entity in El Muña dam. This action was accumulated with the actions regarding the Pollution of the river Bogotá.

Process status: In regard to the actions at the Administrative Court of Cundinamarca, through an action dated August 26, 2005, the Administrative Court of Cundinamarca decided not to accept the objection by Corporación Autónoma Regional de Cundinamarca - CAR - against the judge Nelly Villamizar from Peñaranda, as it considers that the Court is not qualified for that, as the court decision dated August 25, 2004 is appealed at the Council of State and, therefore, it instructs to send the proceeding to the Council so that this agency resolves it. On the other hand, on December 5 the Monitoring Committee met at Judge Nelly Villamizar’s Office in order to inform her about the progress status. The most significant matters are as follows:

1. The CAR through resolution No.2113 dated November 10, 2005 authorized the performance of the pilot test by means of the use of the herbicide. The application schedule was also presented.

2. Before the application of the Herbicide, Emgesa Group and Empresa de Energía de Bogotá are awaiting the observations by the Social Protection and Health Department in regard to the Herbicide application protocol.

The Judge said that the progress status reports provided to her at her office by Emgesa Group and Empresa de Energía de Bogotá would be remitted to the Council of State, so that they are a compliance proof.

In regard to the actions at the Council of State, on February 25 the claim of replacement filed against the action that accepted the appeal on February 17, 2005 was transferred.

Amount involved: Undeterminable.

Edegel S.A.A.

Plaintiff/Tax Creditor	: Sunat
Defendant/Taxpayer	: Edegel
Court	: Sunat
Case/Identification	: 0150350000212

Summary of proceedings: Tax Note - 1996-1999 Supervision (Income Tax - Price-Level Restatement of Fixed Assets on account of the spin-off in 1996)

Process status: On December 23, 2005 the Sunat, in conformity with the Tax Court Resolution 06686-4-2004, notified Edegel in regard to Intendencia Resolution No.0150150000603, resolving: (1) To correct Intendencia Resolution No.015015000002, regarding observations for depreciation of property, plant and equipment, exchange difference for liabilities corresponding to fixed assets, fines in Fine Resolutions 012-02-0004934, 012-02-0004946, 012-02-0004950 and 012-02-0004919 and offset with credits calculated because of the return requests filed; (2) To correct the Calculation Resolution 012-03-0001636; (3) To correct and require, due to the acceptance by the SEAP, the tax debt in Fine Resolution 012-02-0004934; (4) To correct and continue with the updated collection of Calculation Resolutions 012-03-0001631, 012-03-0001638 and 012-03-0001628 and Fine Resolution 012-02-0004946, 012. 012-02-0004950 and 012-02-0004919. The aforementioned resolutions restrain the observations in two points: interest during the construction and other unmeasured items. Edegel has a 15 working day-period to appeal the Intendencia Resolution notified so that it is taken to the Tax Court.

Amount involved: The total amount of the debt granted by Sunat in calculation and fine resolutions, including capital and interest is S/.118,071,085.0 or its equivalent, US$34,303,046.19.

Plaintiff/Tax Creditor	: Sunat
Defendant/Taxpayer	: Edegel
Court	: Sunat
Case/Identification	: n/n
Summary of proceedings	: Tax Note - 2000 Supervision - 2000 Fiscal Year Income Tax

Process status: On December 28, 2005 the Sunat notified Edegel in regard to Calculation and Fine Resolution No.012-003-0009045 and 012-002-0008723, for which it is noted to Edegel in regard to the higher payment that it should have made on account of the 2000 Income Tax. In regard to this, the supervisors of the SUNAT have said that Edegel made omissions in regard to: unsupported expenses (cause relationship); per diem allowances and travel tickets in service assignment; foreign employees collateral; board of directors’ expenses; executives’ life insurance; purchase option of Ocoña Power Generation S.A.’s shares (non-discountable expenses); disposal cost of write-off of assets; un-shown non-discountable depreciation related to technical support services by Generandes Perú S.A.; depreciation excess; exchange difference and financial interest due to loans in foreign currency for the re-purchase of shares.

Edegel’s external consultants are evaluating the Claim that will be filed to request nullification of the Calculation Resolutions notified. The period to file the claim matures on January 25, 2006.

Amount involved: S/ 75,891,494.00 of which S/ 54,200,752.00 correspond to the Calculation Resolution and S/ 21,690,769.00 correspond to the Fine Resolution. The total amount of the debt is US$22,048,661.82

Hidroeléctrica El Chocón S.A.

Plaintiff	: Hidroeléctrica El Chocón S.A.

Defendant	: AFIP - DGI
Court	: National Tax Court
Case/Identification	: 19399-I

Summary of proceedings: AFIP informed the Company about the obligation to pay $1,754,938 (Argentinean pesos) on account of profits/withholdings tax for beneficiaries abroad, as it considers that the Company did not make such withholdings on account of certain payments made abroad due to procedures to obtain a bank loan performed during 1994. The Company did not make such withholdings as it considered that they were tax-free foreign source profits. On February 20, 2001 Hidroeléctrica El Chocón S.A. filed an appeal at the National Tax Court.

Process status: Actions for court decision

Amount involved: $5,742,157 (Argentinean pesos) on account of Tax and interest calculated at December 20, 2000; $1,228,457 (Argentinean pesos) on account of Fine

Plaintiff	: Hidroeléctrica El Chocón S.A.
Defendant	: AFIP - DGI
Court	: National Tax Court
Case/Identification	: 19400-I

Summary of proceedings: On December 28, 2000 AFIP notified the Company in regard to: i) the calculation of the Value Added Tax debits and credits for the years between December 1993 and July 1995; ii) the obligation to compensate the amounts to be paid with the amounts on behalf; and iii) the obligation to pay $794,095 (Argentinean pesos) on account of compensation interest calculated at December 11, 2000. Also, AFIP decided to impose Hidroeléctrica El Chocón S.A. a fine of $1,002,504 (Argentinean pesos) on account of presumed default of Article 45 of the Law 11,683. AFIP considered as erroneous the time when the Company determined the origin of the taxable event in such periods, applicable in that case, in conformity with Article 18 of the degree of the Value Added Tax Law. On February 20, 2001 Hidroeléctrica El Chocón S.A. filed an appeal at the National Tax Court.

Process status: The resolution of the National Tax Court that revoked the calculation by AFIP, on its own account, was appealed by AFIP at the National Court of Appeal in the Contencioso Administrativo Federal.

Amount involved: $1,796,599 (Argentinean pesos).

Plaintiff	: Neuquén Province
Defendant	: Hidroeléctrica El Chocón S.A.
Court	: National Supreme Court
Case/Identification	: N 114/99

Summary of proceedings: On June 26, 2000 the Company was notified in regard to a claim for the interest collection on account of royalties presumably credited after the term, filed by Neuquén Province at the National Supreme Court.

Process status: The file is awaiting the resolution.

Amount involved: The claim includes the initial amount of $1,574,000 (Argentinean pesos)

Plaintiff	: Neuquén Province
Defendant	: Hidroeléctrica El Chocón S.A.
Court	: National Supreme Court
Case/Identification	: N 164/99

Summary of proceedings: On September 27, 2000 the Company was notified in regard to a claim filed by Neuquén Province against the State Government and Comahue hydroelectric power stations, in order to obtain the collection of royalties on funds accumulated in Salex Account. The aforementioned claim does not indicate the claimed amount, but the action would collect from each power plant company 12% of the funds that are considered as provided by such power plant companies in the aforementioned account.

Process status: The probatory term has finished as the related defense argument were filed.

Amount: Undeterminable.

Plaintiff	: Hidroeléctrica El Chocón S.A.
Defendant	: Internal Revenue Service of Buenos Aires Province
Court	: National Tax Court
Case/Identification	: 2306-17433/96 (1272)

Summary of proceedings: On September 10, 2001 the Internal Revenue Service of Buenos Aires Province notified the Company in regard to the calculation for $1,732,564 (Argentinean pesos) (excluding interest and fines) on account of the gross income tax for the fiscal periods between January 1995 and December 1998. The claimed tax differences result from: (i) non-payment of tax in Buenos Aires Province between February 1995 and June 1996 for the agreements entered into by Hidroeléctrica El Chocón S.A.; and (ii) the use of an aliquot lower than the applicable aliquot in conformity with the Internal Revenue Service. On October 1, 2001 Hidroeléctrica El Chocón S.A. filed the plea against this resolution. The Company has decided to include the aforementioned debt in the correction system in accordance with Decree No.2023/01. On December 28, 2001 the Internal Revenue Service of Buenos Aires Province notified the Company in regard to Resolution No.655/01 that (i) determined that the Company paid taxes for $983,951 (Argentinean pesos) erroneously on account of gross income for the fiscal periods between February and December 1998; and (ii) imposed the Company a fine of 10% of the presumably uncredited amount. On January 22, 2002 the Company filed an appeal reporting that the absence of the calculation of the amount included in the system of easy terms of payments and the reasons for which the aforementioned aliquot is not applicable by the Internal Revenue Service of Buenos Aires Province. Such appeal was answered by the Internal Revenue Service of Buenos a Aires Province and the file was taken to Room 3 of the Court so that it can be dealt with.

Process status: Actions for court decision

Amount involved: $1,082,346 (Argentinean pesos)

Hidroinvest S.A.

Plaintiff	: Hidroinvest S.A.
Defendant	: AFIP - DGI
Court	: National Tax Court
Case/Identification	: 19366-I

Summary of proceedings: AFIP sued the Company for the payment of the profits tax for $3,898,929 that Hidroinvest S.A. presumably should have credited on the differences between acquisition and transfer prices of bonds given to the State Government, as it had obtained profits in such transaction. The Company filed an appeal at the National Tax Court against the aforementioned resolution. On May 26, 2004 the National Tax Court pass judgment and confirmed the resolution of AFIP in regard to the tax and related interest, and charged the costs to Hidroinvest, but it revoked the fine equivalent to 70% of the unpaid tax. In order to avoid the tax execution of the presumed credit calculated by AFIP-DGI and confirmed by the National Tax Court, on July 30, 2004 the Company credited Th$3,898,929 (Argentinean pesos) on account of capital and $13,645,159 (Argentinean pesos) on account of interest, and gave evidence that the payment was made in non conformity and awaiting the limited review and appeal filed against the decision of the National Tax Court.

Process status: Against the decision of the National Tax Court, the Company and the Tax Authorities filed an appeal at the Cámara Nacional en Lo Contencioso Administrativo Federal.

Amount involved: Th$17,544,088 (Argentinean pesos)

Endesa Costanera S.A.

On July 25, 1990 the Italian Government authorized Banco Medio Crédito Centrale to grant the Argentinean Government a loan up to US$93,995,562 intended for financing the acquisition of assets and the rendering of Italian source services, used in the reconditioning of four groups of the steam-electric powerplant owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”). Such loan financed the acquisition of assets and services indicated in the Work Order No.4322 (the Order) issued by SEGBA on behalf of a trust leaded by Ansaldo S.p.A., an Italian company. In virtue of the terms in the “Agreement regarding the Work Order No.4322”: i) SEGBA granted Endesa Costanera S.A. a mandate through which administered the rendering of then services included in the Order and performed the work and services that corresponded to SEGBA, in conformity with the Order; and ii) Endesa Costanera S.A. was obliged to pay the Energy Department the capital installments and interest related to the loan granted by Medio Crédito Centrale, at a 1.75% annual rate (the Agreement). To guarantee the compliance with the financial obligations assumed by Costanera S.A., the buyers (holders of class “A” shares of Endesa Costanera S.A.) pledged all their own class “A” shares. In the event of non-compliance resulting in executing the guarantee, the Energy Department could immediately sell the pledged shares through public bidding and could exercise the political rights applicable to pledged shares. In accordance with Law No.25,561, decreee No.214/02 and regulatory provisions, the payment obligation of Endesa Costanera S.A. as a result of the Agreement has become “pesified” to the peso exchange rate equivalent to one US dollar, plus the application of the reference stabilization coefficient and maintaining the original interest rate of the obligation. On January 10, 2003 the National Executive issued decree No.53/03, which modified decree 410/02 and added subsection j) in Article 1. In conformity with this regulation, the “pesification” is not applied to the obligation of the provincial states, city halls, private and public companies of giving sums of foreign money to the National Government as a result of subsidiary or other loans and guarantees, originally financed by multilateral credit entities, or as a result of liabilities assumed by the National Treasury and refinanced by other external creditors. Endesa Costanera S.A. considers that the loan resulting from the Agreement does not agree with any of the assumptions include in Decree No.53/03 and even though in the assumption that it agrees, there are strong arguments that determine the unconstitutionality of Decree No.53/03. It also violates the principle of equality and the right of property established by the National Constitution. The most significant contingency that could result, if the aforementioned assumption becomes real at December 31, 2004, would be a shareholders’ equity decrease, net of tax effects, of approximately US$22 million. To date the Energy Department has not filed a claim for the “pesified” payments made by Endesa Costanera S.A. In virtue of the above, the Company’s Management believes that the aforementioned situation will not result in a significant adverse impact on the Company’s equity position and results. At September 30, 2005, Costanera S.A.’s debt in regard to the Agreement on account of the principal and interest is US$21,252,410.

ENERSIS S.A. and its Subsidiaries are the plaintiffs or defendants in other minor suits with the risk of eventual or reasonably possible loss, whose individual effects, in the event of an adverse resolution, are not significant in these consolidated financial statements.

Restrictions:

ENERSIS S.A.

The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:

•                      Ratio of debt and cash flow for four quarters of Enersis and its Chilean subsidiaries does not exceed 7.0 in 2005, ending at 6.00 in 2008;

•                      The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, does not exceed 5.0 in 2005, ending at 3.00 in 2008;

•                      The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.60 in 2005, ending at 2.20 in 2008;

•                      The consolidated debt to shareholders’ equity plus minority interest does not exceed 80% in 2005, ending at 70% in 2008;

•                      No less than 50% of the total consolidated assets of ENERSIS S.A., steadily until 2008, should belong to companies whose business is regulated;

•                      Minimum shareholders’ equity at least equal to U.F.27 million

As of December 31, 2005 all these obligations have been met.

Chilectra S.A.

The Company did not have any restrictions nor financial covenants during the periods ended December 31, 2004 and 2005.

Endesa Chile

On a consolidated level, Endesa Chile must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•                      Ratio between debt and cash flow for four quarters of Endesa Chile and its Chilean subsidiaries does not exceed 9.4x in 2005, which evolves up to 7.5X in 2010;

•                      The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, not exceeding 6.40x in 2005, which evolves up to 4.2X in 2010;

•                      The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.5x in 2005, which evolves up to 2.00X in 2010;

•                      The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 112.50% in 2005, which evolves up to 100% in 2010;

•                      Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets;

•                      Minimum shareholders’ equity at least equal to U.F.45 million.

As of December 31, 2005 all these obligations have been met.

Pehuenche S.A.

The Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of UF9,500,000.

As of December 31, 2005 all these obligations have been met.

Endesa Costanera S.A.

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

The most demanding requirements in respect to financial coefficients are those contained in the Syndicated loan, as amended at September 30, the Agent of which is BBVA Banco Francés, and in the bilateral with JP Morgan, which are the following: The long-term debt with third parties may not exceed US$215 million (excluding short-term debt, commercial debt, inter-company loans and balance of debt with MedioCrédito Italiano); the debt for less than 180 days may not exceed US$10 million. There are, also, clauses restricting the change of control of the company and clauses that restrict payments to shareholders, including subjecting the related debt to meeting certain financial indicators.

As of December 31, 2005 these obligations have been met.

Edegel S.A.

Financial indicators originated by credit contracts, Bonds Program and Short-term instruments:

•                      Debt ratio no greater than 0.75

As of December 31, 2005 these obligations have been met.

Hidroeléctrica Betania S.A.

Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:

•                      EBITDA/Senior Financial Debt no less than 1.3

•                      Cash Flows plus Dividend Payments/Senior Financial Debt no less than 1.4

•                      Shareholders’ Equity/Senior Debt no less than 2.5.

At December 31, 2005 these covenants have been fully met.

Other restrictions

As a common practice for bank loans and also in capital markets, a substantial portion of ENERSIS S.A.’s financial indebtedness is subject to cross-default provisions. Some defaults of relevant subsidiaries, if not corrected in time (as to those specific provisions allowing a year of time to correct the problem), might result in the cross-defaults at the Endesa Chile and ENERSIS S.A. level., and, in this case, a significant percent of ENERSIS S.A.’s consolidated liabilities might eventually become due on demand.

Non-payment default, after any applicable grace period, of these companies’ debts or of those corresponding to some of their most relevant subsidiaries for an individual amount exceeding the equivalent of 30 million dollars, would cause accelerated payment of syndicated credits contracted in 2004. Also, non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to any of their subsidiaries for individual amounts exceeding the equivalent of 30 million dollars, would cause advanced payment of Yankee bonds. In addition, some credit agreements contain provisions according to which certain events different from non-payment in these companies or in any of their most relevant subsidiaries, such as bankruptcy, insolvency, adverse executed legal sentences for amounts larger than US$ 50 million, and expropriation of assets, may cause those credit acceleration clauses to be in effect.

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

As of December 31, 2005, these obligations and restrictions have been fully met.

Note 31.                     Sureties Obtained from Third Parties

ENERSIS S.A.

The Company has received certificates of deposit for ThCh$105,854 at December 31 2005 (ThCh$251,741 in 2004).

Chilectra S.A.

The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$29,254 and ThCh$33,831 at December 31, 2004 and 2005, respectively.

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$571,804 as of December 31, 2005 (ThCh$1,800,799 in 2004).

Compañía Americana de Multiservicios Ltda.

The Company has delivered bank bonds for ThCh$8,345,197 (ThCh$4,869,680 in 2004) and has received bank bonds for ThCh$720,600 (ThCh$2,388,707 in 2004).

Endesa S.A. (Parent Company)

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$5,238,781 as of December 31, 2005 (ThCh$13,205,096 in 2004).

Compañía Eléctrica de Tarapacá S.A.

The Company has received documents in guarantee for ThCh$0 as of December 31, 2005 (ThCh$231,901 in 2004).

Enigesa S.A.

The Company has received guarantee documents amounting to ThCh$ 55,073 as of December 31, 2005 (ThCh$ 20,720 in 2004).

Pangue S.A.

The Company has received documents in guarantee for ThCh$0 as of December 31, 2005 (ThCh$5,373 in 2004).

Note 32.                     Foreign Currencies

As of December 31, 2004 and 2005, foreign currency denominated assets and liabilities are as follows:

(a)              Current assets

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

Cash	$ no Reaj.	3,263,653	2,699,476
	US$	6,817,770	1,443,057
	Yen	—	583
	$ Col.	28,000,141	14,467,742
	Soles	1,389,667	3,071,765
	$ Arg.	2,475,234	1,967,451
	Reales	16,581,749	47,724,794
Time deposits	US$	242,803,744	43,042,448
	$ Col.	184,179,406	37,204,288
	Soles	1,134,537	6,543,389
	$ Arg.	6,066,096	25,669,647
	Reales	32,786,856	147,434,610
Marketable securities	$ no Reaj.	5,173	3,821
	US$	4,855,455	2,326,557
	$ Col.	961,208	3,776
	Soles	—	1,867,167
	$ Arg.	6,943,276	1,109,157
Accounts receivable, net	$ Reaj.	3,667,242	2,101,368
	$ no Reaj.	120,249,229	147,100,070
	US$	7,543,886	5,823,785
	Euro	—	4,842
	$ Col.	113,669,598	130,941,036
	Soles	34,606,445	33,788,824
	$ Arg.	51,748,414	56,604,556
	Reales	216,289,960	264,053,444
Notes receivable	$ Reaj.	—	—
	$ no Reaj.	923,302	866,713
	US$	241,519	63,568
	Soles	—	17,275
	$ Arg.	22,075	19,236
	Reales	1,742,927	2,602,220
Other receivables	$ Reaj.	3,092,917	654,668
	$ no Reaj.	29,453,465	23,370,376
	US$	1,018,860	5,042,301
	Euro	—	4,476
	$ Col.	11,861,488	12,989,143
	Soles	5,103,402	4,731,686
	$ Arg.	1,326,083	690,692
	Reales	7,661,696	15,384,951

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

Amounts due from related	$ no Reaj.	2,248,732	569,056
companies	US$	110,834,705	1,047,602
	Soles	120,547	353,854
	$ Arg.	3,515,932	3,745,128
	Reales	1,783,734	—
Inventories, net	$ no Reaj.	34,428,514	47,019,039
	$ Col.	5,371,307	8,891,363
	Soles	9,335,689	9,239,057
	$ Arg.	2,423,028	3,053,901
	Reales	1,258,104	2,412,067
Income taxes recoverable	$ no Reaj.	72,932,846	30,611,222
	$ Col.	164,688	194,303
	Soles	639,001	76,067
	$ Arg.	2,638,673	4,942,764
	Reales	7,600,522	14,896,181
Prepaid expenses and other	$Reaj.	—	25,146
	$ no Reaj.	690,592	821,598
	US$	1,571,459	600,721
	$ Col.	1,177,114	832,747
	Soles	1,046,693	1,119,145
	$ Arg.	845,673	632,629
	Reales	40,786,242	32,506,356
Deferred income taxes	$ no Reaj.	51,083,845	48,959,644
	$ Col.	983,978	457,663
	$ Arg.	9,918,030	4,572,997
	Reales	180,068	—
Other current assets	$Reaj.	670,761	1,496,879
	$ no Reaj.	31,076,396	28,142,629
	US$	1,132,914	—
	$ Col.	—	1,025
	Soles	1,456,594	247,559
	$ Arg.	333,097	157,106
	Reales	5,024,188	10,423,958

Total curreant assets		1,551,760,139	1,301,484,364

(b)              Property, plant and equipment

Property, plant and equipment

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

Land	$ no Reaj.	54,222,524	53,169,757
	$ Col.	27,485,921	24,464,365
	Soles	8,237,986	7,317,788
	$ Arg.	8,002,810	7,102,474
	Reales	29,071,605	31,045,604
Building, infrastructure and	$ no Reaj.	3,754,703,738	3,852,380,071
work in progress	$ Col.	2,628,783,835	2,353,924,090
	Soles	986,176,115	885,791,523
	$ Arg.	1,369,773,987	1,288,303,222
	Reales	1,480,687,476	1,704,081,634
Machinery and equipment	$ no Reaj.	88,393,893	61,443,429
	$ Col.	23,290,984	28,100,692
	Soles	370,299,140	333,954,238
	$ Arg.	645,995,474	589,497,209
	Reales	655,101,101	611,876,501
Other plant and equipment	$ no Reaj.	138,844,255	142,180,736
	$ Col.	17,906,876	15,854,699
	Soles	33,769,257	38,373,953
	$ Arg.	112,050,945	88,882,185
	Reales	110,491,522	144,257,415
Technical appraisal	$ no Reaj.	30,867,182	30,766,318
	$ Col.	58,988,193	52,351,875
	Soles	406,607,470	360,863,123
	Reales	108,750,783	96,516,050
Accumulated depreciation	$ no Reaj.	(1,746,121,248)	(1,839,809,731)
	$ Col.	(737,034,827)	(724,793,714)
	Soles	(851,606,569)	(787,347,137)
	$ Arg.	(998,445,429)	(964,359,298)
	Reales	(853,819,468)	(840,064,148)

Total property, plant and equipment		7,961,475,531	7,646,124,923

(c)              Other assets

Other assets

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

Investments in related	$ no Reaj.	111,559,408	95,156,919
companies	US$	86,798,396	3,695,518
	$ Arg.	—	38,950
Investments in other	$ no Reaj.	2,463,663	2,466,019
companies	US$	28,193,122	21,556,915
	$ Col.	21,043,453	16,588,601
	Soles	8,009	7,108
	Reales	84,246	38,950
Goodwill, net	$ no Reaj.	730,123,393	677,000,243
	US$	13,153,871	10,764,128
	$ Col.	16,665,103	13,638,138
Negative goodwill, net	$ no Reaj.	(13,405,675)	(9,411,990)
	US$	(8,396,129)	(2,132,360)
	$ Col.	(2,662,120)	(2,180,688)
	Soles	(34,314,379)	(22,965,058)
Long-term accounts	$ Reaj.	1,542,319	1,035,637
receivable	$ no Reaj.	1,319,416	1,011,302
	US$	3,635,961	2,052,250
	$ Col.	6,928,203	4,497,136
	Soles	2,295,787	419,693
	$ Arg.	6,720,558	26,791,230
	Reales	120,800,388	105,841,563
Amounts due from	$ no Reaj.	346,124	—
related companies	US$	126,508	89,826,992
	Reales	39	—
Other assets	$ Reaj.	—	572,414
	$ no Reaj.	54,358,310	43,343,159
	US$	23,901,908	48,573
	$ Col.	47,788,767	57,014,837
	Soles	2,930,348	2,802,855
	$ Arg.	28,500,113	20,717,318
	Reales	102,874,158	145,746,661

Total other assets		1,355,383,268	1,305,983,013

(d)              Total assets

		As of December 31,
Account	Currency	2004	2005
		ThCh$	ThCh$

Total assets by currency	$ Reaj.	8,973,239	5,886,112
	$ no Reaj.	3,554,030,730	3,439,859,876
	US$	524,233,948	185,202,055
	Euro	—	9,318
	Yen	—	583
	$ Col.	2,455,553,315	2,045,443,117
	Soles	979,235,740	880,273,874
	$ Arg.	1,260,854,070	1,160,138,554
	Reales	2,085,737,896	2,536,778,811

Total assets by currency		10,868,618,938	10,253,592,300

(e)              Current liabilities

		Within 90 days				91 day to 1 year
		As of December 31, 2004		As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	$ Reaj.	—	0.00%	125	3.00%	—	0.00%	—	0.00%
financial institutions	$ no Reaj.	2,522,501	3.00%	23,730	0.00%	—	0.00%	—	0.00%
	US$	56,822,597	3.92%	69,485,688	4.62%	442,280	5.87%	3,434,501	6.10%
	Euro	941,495	3.00%	—	0.00%	—	0.00%	—	0.00%
	$ Col.	50,832,082	7.31%	12,297,795	6.85%	—	0.00%	—	0.00%
	Soles	24,211,232	5.85%	20,648,518	4.87%	—	0.00%	—	0.00%
	$ Arg.	6,372,489	8.99%	7,030	7.23%	2,682,612	9.25%	2,072,549	9.50%
	Reales	54,005,074	16.76%	2,137,084	5.51%	—	0.00%	—	0.00%
	Others	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Current portion of long-term debt	$ no Reaj.	—	0.00%	348	4.41%	—	0.00%	—	0.00%
due to banks and financial	$ Reaj.	—	0.00%	1,788,047	9.00%	1,761,618	9.00%	—	0.00%
institutions	US$	5,359,259	5.60%	12,700,874	9.38%	69,778,217	7.05%	38,307,414	6.09%
	Euro	—	0.00%	—	0.00%	129,909	3.00%	713,533	3.45%
	Yen	—	0.00%	—	0.00%	427,679	0.90%	—	0.00%
	Soles	—	0.00%	6,828	4.41%	—	0.00%	—	0.00%
	$ Arg.	20,921	9.70%	2,745,864	6.86%	2,492,168	3.79%	5,794,550	8.22%
	$ Col.	—	0.00%	—	0.00%	15,061,760	12.45%	13,762,063	12.17%
	Reales	4,886,544	15.81%	19,942,582	12.99%	10,442,461	14.93%	21,812,765	18.28%
	Others	—	0.00%	—	0.00%	430,284	5.88%	—	0.00%
Current portion of bonds payable	$ Reaj.	157,243	5.80%	922,925	5.75%	7,947,002	6.00%	112,904,405	6.19%
	US$	23,040,941	8.10%	16,322,283	7.00%	33,916,561	8.00%	269,838,007	7.34%
	$ Arg.	5,951	7.00%	5,560	7.50%	158,980	8.50%	8,812,724	8.12%
	$ Col.	6,236,702	11.16%	43,621,013	11.15%	—	0.00%	—	0.00%
	Soles	19,272,558	6.23%	53,171,406	6.98%	—	0.00%	—	0.00%
	Reales	20,203,136	20.31%	9,924,933	19.93%	—	0.00%	—	0.00%
Current portion of long-term	US$	6,803,447	0.00%	13,200,462	7.42%	18,828,292	0.00%	14,503,751	7.42%
notes payable	Reales	2,080,910	0.00%	2,396,932	5.00%	—	0.00%	—	0.00%
Dividends payable	$ no Reaj.	748,947	0.00%	1,586,414	0.00%	—	0.00%	5,083	0.00%
	$ Col.	2	0.00%	3,555,367	0.00%	—	0.00%	—	0.00%
	Soles	18,833	0.00%	71,223	0.00%	—	0.00%	—	0.00%
	$ Arg.	1,622	0.00%	1,418	0.00%	—	0.00%	—	0.00%
	Reales	2,752,479	0.00%	1,561,522	0.00%	—	0.00%	10,719,963	0.00%
Accounts payable	$ Reaj.	—	0.00%	26,816	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	87,348,719	0.00%	62,076,237	0.00%	—	0.00%	—	0.00%
	US$	4,507,825	0.00%	8,448,268	0.00%	1,713	0.00%	—	0.00%
	Euro	267,654	0.00%	907,220	0.00%	—	0.00%	—	0.00%
	$ Col.	32,366,437	0.00%	37,275,350	0.00%	—	0.00%	—	0.00%
	Soles	20,290,419	0.00%	20,551,531	0.00%	—	0.00%	—	0.00%
	$ Arg.	47,430,883	0.00%	51,118,372	0.00%	—	0.00%	—	0.00%
	Reales	59,491,359	0.00%	103,109,325	0.00%	—	0.00%	—	0.00%
	Others	—	0.00%	20,350	0.00%	—	0.00%	—	0.00%

		As of December 31, 2004		As of December 31, 2005		As of December 31, 2004		As of December 31, 2005
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term notes payables	$ no Reaj.	579	0.00%	—	0.00%	—	0.00%	—	0.00%
	US$	—	0.00%	2,862,033	0.00%	6,451,592	0.00%	2,847,222	0.00%
	Reales	7,439,724	0.00%	8,653,870	0.00%	—	0.00%	—	0.00%
Miscellaneous payables	$ no Reaj.	2,975,226	0.00%	8,899,879	0.00%	6,161,835	0.00%	—	0.00%
	US$	993,909	0.00%	349,575	0.00%	747,860	0.00%	8,840,879	0.00%
	$ Col.	10,243,223	0.00%	11,209,531	0.00%	—	0.00%	—	0.00%
	Soles	4,840,590	0.00%	9,065,757	0.00%	2,153,262	0.00%	—	0.00%
	$ Arg.	3,631	0.00%	102	0.00%	—	0.00%	—	0.00%
	Reales	11,876,801	0.00%	46,365,671	0.00%	—	0.00%	—	0.00%
Amounts payable to related	$ no Reaj.	498,141	0.00%	225,831	0.00%	—	0.00%	—	0.00%
companies	US$	58,767,186	0.00%	31,811,142	0.00%	—	0.00%	—	0.00%
	$ Col.	—	0.00%	—	0.00%	—	0.00%	—	0.00%
	Soles	493,681	0.00%	419,452	0.00%	—	0.00%	—	0.00%
	$ Arg.	544,377	0.00%	15,011,043	0.00%	—	0.00%	—	0.00%
	Reales	24,139,603	0.00%	1,025	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ Reaj.	72,020	0.00%	1,564	0.00%	78,498	0.00%	78,928	0.00%
	$ no Reaj.	11,179,555	0.00%	12,408,694	0.00%	12,364,691	0.00%	19,322,766	0.00%
	US$	—	0.00%	1,985,847	0.00%	186,896	0.00%	262,022	0.00%
	$ Col.	7,851,679	0.00%	6,567,679	0.00%	—	0.00%	—	0.00%
	Soles	2,975,524	0.00%	2,183,174	0.00%	—	0.00%	1,545,242	0.00%
	$ Arg.	3,294,361	0.00%	3,796,997	0.00%	—	0.00%	—	0.00%
	Reales	15,692,007	0.00%	25,827,302	0.00%	—	0.00%	2,273	0.00%
Withholdings	$ no Reaj.	11,181,614	0.00%	8,667,787	0.00%	—	0.00%	—	0.00%
	$ Col.	2,852,968	0.00%	2,591,594	0.00%	—	0.00%	—	0.00%
	Soles	6,325,643	0.00%	5,170,198	0.00%	—	0.00%	—	0.00%
	$ Arg.	12,943,737	0.00%	11,538,673	0.00%	53,168	0.00%	2,992	0.00%
	Reales	18,183,371	0.00%	34,131,181	0.00%	—	0.00%	—	0.00%
	Others	—	0.00%	4,466	0.00%	—	0.00%	—	0.00%
Income tax payable	$ no Reaj.	408,492	0.00%	187,405	0.00%	496,499	0.00%	—	0.00%
	$ Col.	27,813,590	0.00%	29,208,014	0.00%	—	0.00%	—	0.00%
	Soles	1,848,295	0.00%	7,840,180	0.00%	—	0.00%	—	0.00%
	$ Arg.	1,229,963	0.00%	1,630,094	0.00%	—	0.00%	—	0.00%
	Reales	7,403,911	0.00%	27,835,201	0.00%	—	0.00%	—	0.00%
Deferred income	$ Reaj.	8,971	0.00%	—	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	5,047,941	0.00%	3,382,193	0.00%	1,681,953	0.00%	671,304	0.00%
	$ Col.	—	0.00%	18,311	0.00%	—	0.00%	—	0.00%
	$ Reaj.	1,161	0.00%	1,280	0.00%	3,484	0.00%	3,839	0.00%
	$ no Reaj.	10,283	0.00%	7,922	0.00%	2,212,243	0.00%	1,694,843	0.00%
Other current liabilities	$ Reaj.	—	0.00%	—	0.00%	390,041	0.00%	12,989,960	0.00%
	$ no Reaj.	470,788	0.00%	103,578	0.00%	2,339,725	0.00%	128,646	0.00%
	US$	101,552	0.00%	1,094,038	0.00%	775,707	0.00%	12	0.00%
	$ Col.	2,616,400	0.00%	3,603,796	0.00%	—	0.00%	—	0.00%
	Soles	48,555	0.00%	43,556	0.00%	—	0.00%	—	0.00%
	$ Arg.	24,987,406	0.00%	9,229,217	0.00%	—	0.00%	—	0.00%
	Reales	10,921,561	0.00%	19,974,677	0.00%	—	0.00%	—	0.00%

Total current liabilities by currency	$ Reaj.	239,395	—	2,740,757	—	10,177,157	—	125,977,132	—
	$ no Reaj.	122,392,787	—	97,570,018	—	23,044,703	—	21,822,642	—
	US$	156,396,716	—	158,620,210	—	131,129,117	—	338,063,808	—
	Euro	1,209,149	—	907,220	—	129,909	—	713,533	—
	Yen	—	—	—	—	427,679	—	—	—
	$ Col.	140,813,083	—	149,948,450	—	15,061,760	—	13,762,063	—
	Soles	80,325,330	—	119,171,823	—	2,153,262	—	1,545,242	—
	Reales	239,076,479	—	301,861,305	—	10,442,461	—	32,535,001	—
	$ Arg.	96,835,341	—	95,084,370	—	5,386,928	—	16,682,815	—
	Others	—	—	24,816	—	430,284	—	—	—

Total current liabilities		837,288,280		925,928,969		198,383,260		551,102,236

Long-term liabilities as of December 31, 2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial institutions	$ Reaj.	951,856	9.00%	—	0.00%	—	0.00%	—	0.00%
	US$	161,245,297	6.61%	72,556,472	7.51%	120,274,638	5.89%	—	0.00%
	Euro	710,950	3.06%	—	0.00%	—	0.00%	—	0.00%
	$ Arg.	4,756,929	3.11%	3,573,912	1.75%	893,301	1.75%	—	0.00%
	$ Col.	195,356	7.25%	13,088,002	12.10%	—	0.00%	—	0.00%
	Soles	15,012,023	5.51%	—	0.00%	—	0.00%	—	0.00%
	Reales	64,196,407	16.67%	76,119,461	13.84%	20,250,712	17.38%	—	0.00%
Bonds payable	$ Reaj.	71,899,240	6.20%	72,332,299	4.80%	—	0.00%	61,061,676	5.95%
	US$	235,750,000	7.86%	215,250,000	8.39%	497,125,000	7.96%	367,405,612	7.56%
	$ Col.	—	9.31%	81,883,768	10.76%	215,390,884	10.91%	—	0.00%
	Soles	28,130,319	5.65%	24,649,217	7.25%	18,938,454	7.83%	—	0.00%
	$ Arg.	10,140,148	7.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	24,208,912	20.64%	63,495,963	18.02%	14,537,346	23.16%	—	0.00%
Long-term notes payable	US$	43,531,750	7.42%	—	0.00%	9,158,375	7.42%	—	0.00%
	Reales	37,286,772	10.61%	6,488,019	10.61%	8,925,647	10.61%	208,491	10.61%
Miscellaneous payable	$ Reaj.	—	0.00%	—	0.00%	—	0.00%	107,460	0.00%
	$ no Reaj.	180,631	0.00%	—	0.00%	—	0.00%	—	0.00%
	US$	7,019,086	0.00%	1,757,885	0.00%	5,497,426	0.00%	14,910,775	0.00%
	Reales	11,868,442	0.00%	—	0.00%	—	0.00%	—	0.00%
Amounts payable to related companies	US$	13,241,975	0.00%	—	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ Reaj.	125,715	0.00%	—	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	3,352,843	0.00%	3,047,724	0.00%	7,401,751	0.00%	15,140,484	0.00%
	$ Col.	67,780,256	0.00%	299,300	0.00%	—	0.00%	—	0.00%
	Reales	304,212,494	0.00%	1,059,216	0.00%	3,177,649	0.00%	1,198,832	0.00%
Deferred income taxes	$ no Reaj.	26,969,261	0.00%	3,895,638	0.00%	16,535,927	0.00%	38,234,040	0.00%
Reimbursable Financial Contributions	$ Reaj.	11,826	0.00%	6,815	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	1,532,860	0.00%	708,332	0.00%	504,003	0.00%	11,667	0.00%
	Soles	682,872	0.00%	44,603	0.00%	491,775	0.00%	—	0.00%
Other long-term liabilities	$ Reaj.	1,814,599	0.00%	217,282	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	—	0.00%	134,856	0.00%	—	0.00%	120,188,071	0.00%
	$ Arg.	17,084,108	0.00%	9,770,137	0.00%	6,422,516	0.00%	595,553	0.00%
	Reales	10,978,942	0.00%	810,263	0.00%	—	0.00%	—	0.00%

Total long-term liabilities by currency	$ Reaj.	74,803,236	—	72,556,396	—	—	—	61,169,136	—
	$ no Reaj.	32,035,595	—	7,786,550	—	24,441,681	—	173,574,262	—
	US$	460,788,108	—	289,564,357	—	632,055,439	—	382,316,387	—
	Euro	710,950	—	—	—	—	—	—	—
	$ Col.	67,975,612	—	95,271,070	—	215,390,884	—	—	—
	Soles	43,825,214	—	24,693,820	—	19,430,229	—	—	—
	$ Arg.	31,981,185	—	13,344,049	—	7,315,817	—	595,553	—
	Reales	452,751,969	—	147,972,922	—	46,891,354	—	1,407,323	—

Total long-term liabilities		1,164,871,869		651,189,164		945,525,404		619,062,661

(f)                Long-term liabilities as of December 31, 2004

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial institutions	$ Reaj.	1,759,654	9.00%	1,044,889	9.00%	—	0.00%	—	0.00%
	US$	95,071,396	6.95%	369,941,922	3.65%	26,300,559	8.59%	944,776	5.78%
	Euro	1,873,497	3.00%	—	0.00%	—	0.00%	—	0.00%
	$ Arg.	5,719,719	3.96%	3,663,919	1.75%	2,747,941	1.75%	—	0.00%
	$ Col.	325,029	9.00%	28,191,911	12.45%	—	0.00%	—	0.00%
	Reales	64,276,829	15.22%	7,841,763	16.77%	38,948,508	16.47%	—	0.00%
Bonds payable	$ Reaj.	107,642,783	6.20%	72,426,977	6.19%	87,797,060	5.17%	61,625,493	5.95%
	US$	311,831,856	7.27%	473,522,448	8.03%	433,099,800	7.90%	529,472,590	7.79%
	$ Col.	40,958,355	15.53%	87,894,432	10.60%	181,232,179	12.13%	—
	Soles	70,843,218	7.58%	17,592,274	6.97%	18,630,703	8.83%	—
	$ Arg.	23,273,206	7.50%	—	0.00%	—	0.00%	—
	Reales	47,970,170	20.64%	—	0.00%	17,452,569	16.00%	—
Long-term notes payable	US$	49,679,817	7.22%	33,159,138	7.28%	20,643,338	7.42%	—	0.00%
	Reales	34,896,007	10.92%	7,324,066	10.92%	13,086,608	10.92%	27,824	10.92%
Miscellaneous payable	$ Reaj.	—	0.00%	—	0.00%	—	0.00%	173,290	0.00%
	$ no Reaj.	753,383	0.00%	—	0.00%	—	0.00%	—	0.00%
	US$	15,581,693	4.14%	1,859,831	6.50%	5,816,246	6.50%	15,200,804	6.50%
	Reales	13,019,476	0.00%	—	0.00%	—	0.00%	—	0.00%
Accrued expenses	$ Reaj.	125,484	0.00%	—	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	3,566,190	0.00%	3,079,029	0.00%	7,579,924	0.00%	14,173,164	0.00%
	$ Col.	72,601,525	0.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	206,811,071	0.00%	1,199,319	0.00%	5,320,355	0.00%	—	0.00%
Deferred income taxes	$ no Reaj.	16,881,839	0.00%	2,535,391	0.00%	3,011,720	0.00%	15,223,595	0.00%
	Soles	28,170,635	0.00%	—	0.00%	—	0.00%	—	0.00%
Other long-term liabilities	$ Reaj.	69,094,177	0.00%	12,985	0.00%	—	0.00%	—	0.00%
	$ no Reaj.	15,732,752	0.00%	1,410,106	0.00%	1,630,324	0.00%	13,689	0.00%
	US$	2,066,781	0.00%	—	0.00%	—	0.00%	—	0.00%
	Soles	958,907	0.00%	662,845	0.00%	1,192,992	0.00%	—	0.00%
	$ Arg.	8,256,492	0.00%	—	0.00%	—	0.00%	—	0.00%
	Reales	19,292,888	0.00%	—	0.00%	—	0.00%	—	0.00%

Total long-term liabilities by currency	$ Reaj.	178,622,098	—	73,484,851	—	87,797,060	—	61,798,783	—
	$ no Reaj.	36,934,164	—	7,024,526	—	12,221,968	—	29,410,448	—
	US$	474,231,543	—	878,483,339	—	485,859,943	—	545,618,170	—
	Euro	1,873,497	—	—	—	—	—	—	—
	$ Col.	113,884,909	—	116,086,343	—	181,232,179	—	—	—
	Soles	99,972,760	—	18,255,119	—	19,823,696	—	—	—
	$ Arg.	37,249,417	—	3,663,919	—	2,747,941	—	—	—
	Reales	386,266,441	—	16,365,148	—	74,808,040	—	27,824	—

Total long-term liabilities		1,329,034,829		1,113,363,245		864,490,827		636,855,225

Note 33.   Sanctions

Chilectra S.A.

On April 27, 2004, through Exempt resolution 814, the Superintendency of Electricity and Fuel (S.E.C.) penalized the Company for a total amount of 1,830 UTA (ThCh$665,564), as a result of the blackout which occurred on January 13, 2003, that affected the area between Tal Tal and Santiago. On May 7, 2004, the Company filed an appeal whose jurisdiction and solution belongs to the Superintendency of Electricity and Fuel (S.E.C.). The S.E.C. rejected the appeal and a claim petition was filed with the Santiago Court of Appeals.

The resolution issued by the Santiago Court of Appeal can be appealed against in the Supreme Court.

To this date, the Company cannot exactly forecast the effects the final resolution will have on its financial statements.

Elesur S.A.

1.               Fine levied by the Superintendency of Securities and Insurance (SVS)

Through exempt resolution No 337, of October 31, 1997, the SVS fined Elesur S.A. a total of UF 100,000 for supposedly using insider information contained in the sixth clause of the Strategic Alliance Agreement reached on August 2, 1997. This information was not disclosed to the market and supposedly was capable of influencing the price of the stock quote of Series A shares of the Chispas companies, which were the object of a public offer to acquire shares formulated by Elesur S.A. in the month of August 1997.

In accordance with the terms of Decree Law 3538 (Internal Rules of the SVS), Elesur S.A. launched a suit against the SVS with the aim of overturning the fine levied by the SVS. By sentence of November 17, 2000, the lower court accepted Elesur’s claim and annulled the fine. The judgement basically holds that the information was not insider (“privileged”) because it was known by the parties to the contract. The SVS appealed against the form and content of this judgement and now the case is in the hands of the Santiago Court of Appeal (number 82-2001). Company management considers that it is likely that this court’s judgement will also favour the Company.

2.               Fines levied by Chilean Tax Authority (SII)

The fines levied by the SII arise from sanctions prescribed in Articles 53 and 97 of the Tax Code for late payment of taxes. As of December 2005, sanctions of ThCh$ 475,595 were paid, due to a tax assessment rendered by the SII on differences in paid taxes on share sales carried out in 2002. As of December 2004, sanctions of ThCh$ 88,404 were paid, due to tax differences applied by the SII to stock sale operations carried out in 1997.

The Company and the Board of Directors have not been the target of any other sanctions by the SVS or by any other administrative authorities.

Note 34.                     Environment

Chilectra S.A.

The Company has made disbursements during the year of ThCh$1,293,940 (ThCh$1,528,543 in 2004), mainly for the following items:

Investments:

•                      Implementation of Environmental Management System, ISO Standard 14.001

•                      Reforestation

•                      Pre-assembling.

Expenses:

•                      Pruning

•                      Cutting.

Endesa S.A.

During the year from January 1 to December 31, 2005, the Company and its subsidiaries have made disbursements for a value of ThCh$1,774,838 (ThCh$3,647,766 in 2004), which mainly correspond to:

Operation expenses: They correspond to laboratory studies, monitoring, follow-up and analysis, which were treated as fiscal year expenses of ThCh$ 1,605,568 (ThCh$546,006 in 2004). Environmental protection at Costanera (cleaning of hydrocarbon separator chambers, measurement of gas emissions, Nitrogen oxide and sulphur dioxide, ISO 9001, 14001 and 18001) equivalent to ThCh$ 46,638 (ThCh$76,226 in 2004).

Update of audit standards ISO 14001 and ELMA for Hidroeléctrica el Chocón for ThCh$9,372.

Investments related to the following projects, which have been capitalized in the amount of ThCh$113,260:

•                      Ralco Power Plant: Design and implementation of environmental management system.

•                      Bocamina Power Plant: Design and implementation of environmental management system.

•                      El Toro Power Plant: Recovery of environmental liabilities Notro 1 and Notro 2.

•                      Tal Tal: Works consistent with environmental management system.

•                      Tarapacá: Repair and modification of zone for acids and “sosa” reservoirs, and modification of system for neutralization of water plant.

•                      Diego de Almagro: Construction of buckets for spills and warehouse for hazardous supplies.

Note 35.                     Subsequent Events

Endesa S.A.

On January 17, 2006, the General Shareholders’ Meeting of Edegel agreed to approve the merger of Edegel S.A.A. with the energy company Termoléctrica Ventanilla S.A., Etevensa (a related company), in which Edegel effectively will take over Etevensa.

The share swap agreement under the merger has been determined by the Board of Directors and the management of Edegel and Etevensa, based on valuations performed by investment banks; it has been established that the shareholders of Edegel and Etevensa will hold approximately 87.1% and 12.9% of the capital of the new company, respectively.

The merger is subject to the fulfilment of the following conditions:

•                      That no more than 4% of the shareholders of Etevensa and no more than 2.2% of the shareholders of Edegel shall exercise the right of separation. However, if circumstances warrant, the Boards of Directors of Edegel and Etevensa may agree to carry out the merger even if the dissident shareholders exceed the above percentages.

•                      Within five months of the project being approved by the general meeting of shareholders of Edegel and Etevensa, the National Institution for the Defense of Competition and Intellectual Property, and any other relevant entity, states in writing that the merger is not subject to government authorisation or, in the event that it is subject to such authorisation, grants the appropriate permission.

•                      That the companies or entities that, in accordance with obligations assumed by Edegel or Etevensa, must give their consent for the purposes of carrying out the merger, consent to the merger or do not object to it.

In the period between January 1, 2006, and to the date of issue of these financial statements, no other significant facts have occurred that may affect their submission.

Note 36.                     Differences between Chilean and United States Generally Accepted Accounting Principles

Chilean GAAP varies in certain important respects from U.S. GAAP. Such differences involve certain methods for measuring the amounts shown in the financial statements.

I.                     Differences in Measurement Methods

The principal differences between Chilean GAAP and U.S. GAAP are described below together with an explanation, where appropriate, of the method used in the determination of the adjustments that affect net income and total shareholders’ equity. References below to “SFAS” are to Statements of Financial Accounting Standards issued by the Financial Accounting Standards Board in the United States.

(a)                      Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2005 was approximately 7.1%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. As allowed pursuant to Item 17 c (iv) of Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

(b)                      Reversal of revaluation of property, plant and equipment

In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is prohibited under U.S. GAAP. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (gg) below.

(c)                      Depreciation of property, plant and equipment

Under Chilean GAAP, certain costs related to the acquisition of Edesur S.A., at the time of the acquisitions in 1992 and 1994 by Distrilec Inversora S.A., were charged to earnings as incurred. Under U.S. GAAP, these costs have been included in the purchase price and allocated to the net assets acquired based upon fair values. For purposes of the reconciliation to U.S. GAAP, these costs were considered to be of part of property, plant, and equipment, the primary assets of Edesur S.A.

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

The company has considered the factors which could be considered changes in circumstances which would trigger an impairment review and, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposa1 of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on the excess carrying amounts of long-live assets (or asset group) over fair value. There were no impairment charges recorded under Chilean GAAP and U.S. GAAP.

(d)                      Intangibles

Under Chilean GAAP, the intangible assets correspond mainly to rights of way. Additionally the Company has recorded  an intangible asset relating to the transfer of revalued assets which originate in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation. Under U.S. GAAP, the balance of this intangible asset would have been recorded at the Predecessor Company’s carrying value which was zero. In 2004, this intangible asset was charged to income under Chile GAAP thereby zeroing out the GAAP difference for this item.

The estimated amortization expense for the intangible assets which, mainly consist of rights of way, for US GAAP purposes (which is equivalent under Chile GAAP) for each of the five succeeding fiscal years is as follows:

Year	Amortization
ThCh$

2006	4,689,244
2007	4,339,313
2008	2,737,110
2009	1,417,583
2010	1,999,679

The effects of adjusting shareholders’ equity for this intangible asset net of accumulated amortization, inclusive of accumulated price-level restatement, and net income for the annual amortization expense and the write-off of the intangible asset in 2004 are included in paragraph (gg) below.

(e)                      Deferred income taxes

Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded against the deferred tax assets and liabilities recognized as of  January 1, 2000. Such complementary assets liabilities are being amortized to income over the estimated average reversal periods of the underlying temporary differences to which the corresponding deferred tax asset or liability relates.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes, using the following basic principles:

i.                  A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

ii.               The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not recognized prior to the period in which such changes are enacted into law.

iii.            Deferred tax assets are reduced by a valuation allowance, to the extent that, based on the weight of available evidence, it is deemed more likely than not that the deferred tax assets will not be realized.

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

The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provisión for unrecorded deferred tapes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations. When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (gg) below.

(f)                        Severance indemnity

As described in Note 2 n, under the Company’s employment contracts, it has committed to provide a lump sum payment to each employee in its Chilean entities at the end of their employment, whether due to death, termination, resignation or retirement. Until December 31, 2003, those obligations are calculated based on the present value of the liability determined at each year-end based on the current salary and average service life of each employee. The Company and its Chilean subsidiaries used a discount rate of 9.5% until December 31, 2003. As described in Note 3, starting January 1, 2004 the Company changed certain of its underlying assumptions related to its severance indemnities changing the discount rate of 6.5% and modifying the turnover rate.

Under US GAAP, this arrangement is considered to be a termination indemnity plan and should therefore be accounted for in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”. The liability would be measured at the actuarial present value of all benefits attributed by the severance indemnity benefit formula to employee service rendered through the balance sheet date. The vested benefit obligation is measured using assumptions as to future compensation levels. For U.S. GAAP purposes, the discount rate has to be reassessed every year, to the relevant discount rate for the period between the date and the expected date of payment. In 2003, the Company, for US GAAP purposes, used a 6.5% discount rate in accordance with the above guidance. The impact of using the appropriate discount rates under US GAAP for 2003 would not have resulted in a material difference from the obligation recorded at the rate in use in accordance with Chilean GAAP.

Therefore, in 2004 and 2005, the accounting assumptions underlying the calculation of the obligation for staff severance indemnities were the same under Chile GAAP and US GAAP.

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

(g)                     Pension and post-retirement benefits accounting

The Company has obligations related to post-retirement benefits as stipulated in collective bargaining agreements and pension obligations as stipulated by contract for its subsidiaries in Brazil, Colombia and Chile under U.S. GAAP, post-retirement benefits are accounted for under SFAS 106 and pension obligations are accounted for under SFAS 87 which results in the following differences:

•                                In 2000, the Company recorded its obligation for post-retirement benefits at our consolidated subsidiaries, Ampla (formerly Cerj) and Coelce under Chilean GAAP. Technical Bulletin 8 allows the Company to record a transition asset for post-retirement benefits and pension obligations, as calculated under Chilean GAAP, and to amortize the amount, on a straight-line basis, for up to five years. The Company is amortizing this amount over a period of three years. Ampla and Coelce had adopted U.S. GAAP for external reporting purposes prior to 2000 and there was no remaining unamortized transition obligation. Therefore, the amortization that is appropriately being recorded under Chilean GAAP for the transition asset related to post-retirement benefits and pensions is reversed in our reconciliation to U.S. GAAP.

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

•                                The changes effected for the discount rate in Chile GAAP and US GAAP and their timing as described in (f) were also instituted for post-retirement benefits.

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

The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP for equity method investees is included in paragraph (gg) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:

(i)                  Reversal of capitalized foreign currency exchange differences related to capitalized interest.

(ii)               Reversal of complementary accounts (asset or liability) recorded as a transitional provision in connection with the adoption of Technical Bulletin N°60 as of January 1, 2000.

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

(ii)              Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2004 and 2005.

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below:

(i)                 differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)              the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(iii)           the reversal of goodwill amortization recorded under Chilean GAAP.

(j)                                    Negative Goodwill

Under Chilean GAAP, until December 31, 2004, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value accounting for all acquired assets and liabilities for all acquisitions after January 1, 2004.

Under U.S. GAAP, the fair value of the net assets acquired in excess of the purchase price is allocated proportionately to reduce the values assigned to long-lived assets. If the allocation reduces the long-lived assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.

The effect of reduced depreciation expense on the long-lived assets assets  (for which no circumstances changed requiring an impairment test under SFAS N°144)  to which negative goodwill had been allocated under U.S. GAAP net of reversals of both amortization and write-offs of negative goodwill recorded in Chilean GAAP (over the appropriate useful lives as defined in the first paragraph) are included in paragraph (gg) below.

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

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been avoided if the project had not been done. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (gg) below.

(l)                        Accumulated deficit during the development stage

Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity. Under U.S. GAAP, such costs must be charged to income as incurred. As of December 31, 2004 and 2005, no company was classified as development stage company. For the year ended December 31, 2003, the effect of the adjustment is included in paragraph (gg) below.

(m)                  Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual was made in the reconciliation in paragraph (gg) below to reflect the unrecorded dividend liability for 2004 and 2005.

(n)                                 Capitalized general and administrative expenses

Until 1993, under Chilean GAAP, Endesa-Chile capitalized a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which is prohibited under US GAAP. The effects of eliminating capitalized general and administrative expenses and the related depreciation and amortization for U.S. GAAP purposes are shown below under paragraph (gg).

(o)                                  Involuntary employee termination benefits

Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employee termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. Under U.S. GAAP, the criteria for liability recognition in connection with restructuring plans initiated on or prior to December 31, 2002 is set forth in EITF 94-7. Such criteria includes the requirement that the benefit arrangement is communicated to employees in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are terminated. As of December 31, 2003, 2004 and 2005, this requirement had not been met.

The net effect of eliminating the accrued liability recognized under Chile GAAP is presented in paragraph (gg) below.

(p)                                  Revenue recognition in Edesur

During 2005, Edesur reached final agreement with the relevant Argentinean authorities regarding an increase in tariffs related to electricity distribution services. This increase is currently pending ratification via formal decree by the executive power of the Argentinean government (PEN). The Company believes it is probable that the economic benefits associated with the tariff increase will flow to the enterprise, and that all other revenue recognition criteria established by Chilean GAAP have been met. Accordingly, the effects of the rate increase have been included in revenues under Chilean GAAP. However, the effects of the increase in tariffs have not been included in revenues under U.S. GAAP, because management believes that the persuasive evidence of an arrangement criterion under SAB Topic 13 is not met until the agreement is formally ratified by the PEN.

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

The amount of foreign exchange gain (loss) included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars was ThCh$(71,690,649), ThCh$(58,997,728) and ThCh$(24,869,689) for the years ended December 31, 2003, 2004 and 2005, respectively (See Note 23). Company’s Management believes that, foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. The AICPA International Practice Task Force has given Chile an exemption for application of SFAS No. 52 to investments outside Chile as established in Technical Bulletin No. 64 results in similar treatment to SFAS No. 52.

(t)                        Derivative instruments

The Company engages in derivative activity for hedging certain risks. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133, to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. As of December 31, 2004, certain cross-currency swaps had by Enersis with a fair value of ThCh$(52,126,860) as of that date, qualified for hedge accounting under SFAS 133 since all the documentation and hedge effectiveness requirements were fuefilled. All foreing currency and interest rate hedging instruments entered into during 2005 (total estimated fair value of ThCh$(99,264,019) as of December 31, 2005) fulfill the documentation and hedge effectiveness requirements to qualify for hedge accounting.

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

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2003, 2004 and 2005 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below.

(u)                     Fair value of long-term debt assumed

As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. As part of the purchase of the majority ownership interest in Endesa-Chile, under U.S. GAAP, a portion of the purchase price would have been allocated to the fair value of long-term debt.

The effect on shareholders’ equity and net income for the years presented is included in paragraph (gg) below.

(v)                       Effects on US GAAP of sale of subsidiary Río Maipo

The adjustment of the net gain obtained from the sale of the subsidiary Compañía Eléctrica del Río Maipo S.A results from the reversal of the accumulated U.S. GAAP adjustments at the date of sale. As explained in Note 11f), this subsidiary was sold in April 2003. The reversal of these adjustment increased by ThCh$519,644 the gain obtained from the sale of this subsidiary. The effect on shareholders’ equity and net income for the years presented is included in (gg) below.

The operating income generated by Río Maipo until disposal date amounted to ThCh$2,930,162 (sales of ThCh$15,357,867 less cost of sales of ThCh$11,487,135 and administrative and selling expenses of ThCh$940,570) and was reclassified from non-operating income to operating income in accordance with U.S. GAAP (see Note 36 II (k)).

(w)                    Deferred income

During 2000, fiber optic cable was contributed to the Company in return for granting the contributing company access to the fiber optic network after installation in the Company’s electricity distribution system. Under Chilean GAAP, the contributed assets were recorded at their fair market value, with a corresponding credit recognized as income in 2000. Under U.S. GAAP, the amount was deferred and amortized over the life of the related service contract. This adjustment reverses the gain under Chilean GAAP and records the amortization of the deferred income recognized under U.S. GAAP. The effect on shareholders’ equity and net income for the years presented is included in (gg) below.

(x)                      Regulated assets and deferred costs

The electricity sector in Chile and other Latin American countries is regulated pursuant to applicable laws. Most of the Company’s sales are subject to node price regulation, which is designed to ensure an adequate supply of energy at reasonable, determined prices, which considers a variety of factors. The marginal cost pricing model is not solely based upon costs incurred by the Company, and as a result, the requirements of U.S. GAAP under SFAS No.71, “Accounting for the Effects of Certain Types of Regulation”, related to a businesses whose rates are not regulated are not applicable, except for the Company’s operations in Brazil as described below.

As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Ampla Energia e Serviços S.A. (AMPLA, ex CERJ) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered over a period of three years, from the balance date.

Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when it is probable that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL perform a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory assets is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded deferred regulatory assets, which it expects to pass on to its customers in accordance with and subject to regulatory provisions.

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

Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets. Under U.S. GAAP, in accordance with EITF 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred.

The effect of deferring revenues expected to be collected after two years is included in (gg) below.

(y)                      Reorganization of subsidiaries

This adjustment corresponds to the reorganization of the Company’s subsidiaries Central Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Central Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. Under Chilean GAAP, the Company recorded the transactions under the pooling method, using the book values of the net assets acquired under merger accounting.

Under U.S. GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiary Central Costanera S.A. The difference in property, plant and equipment basis between Chilean GAAP and U.S. GAAP results in a greater depreciation expense to be recorded under U.S. GAAP over the remaining estimated useful life of 20 years.

The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (gg) below.

(z)                      Assets held for sale

Under Chilean GAAP the Company records divestitures of investments or assets in the year in which they occur. Under U.S. GAAP, in accordance with SFAS No. 144, long-lived assets for which there is a plan to sell the assets within the following year, shall be disclosed separately from the Company’s other assets, provided certain criteria are met. Additionally, long-lived assets classified as held for sale must be measured at the lower of their carrying amount or fair value less cost to sell. Long-lived assets shall not be depreciated while they are classified as held for sale, while interest and other expenses attributable to the liabilities of a disposal group classified as held for sale shall continue to be accrued.

The Company’s Board of Directors approved a plan to sell a number of the Company’s assets during October 2002. The following assets to be sold meet the definition of reporting units or long-lived assets held for sale:

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

The Company evaluated whether any of the assets held for sale met either criteria, noting that the transmission lines and power plant are not components, as they are included as a part of larger cash flow generating groups, and the operations of these assets cannot be separated from their respective groups. Additionally, Endesa-Chile plans to continue generating revenues from Canutillar through a purchase power agreement, management agreement, and a transmission leasing arrangement with the future buyer. Infraestructura 2000 S.A. met the conditions for being classified as a discontinued operation, because it has distinct and separable financial results from operations and cash flows. As a result of the disposal, the results of operations of the reporting unit have been eliminated from the ongoing operations of Enersis, as Enersis will not have any continuing involvement in the operations of Infraestructura 2000 S.A. after its was sold. The Rio Maipo facility was classified as “held for sale” on December 31, 2002. In April, 2003, the Company sold the facility. In accordance with SFAS 144, the Company determined that the Rio Maipo did not meet the criteria to be classified as a discontinued operations as Enersis will have a significant continuing involvement through continuing sales to Rio Maipo’ though its subsidiary Endesa - Chile.

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

(cc)                Negative Goodwill AMPLA  (ex-CERJ)

In January 2003, AMPLA, one of our Brazilian subsidiaries approved a capital increase as a result of which our ownership interest in AMPLA increased, as certain minority shareholders, including certain wholly owned subsidiaries of Endesa-Spain, Enersis’ ultimate parent company did not participate.

Under Chile GAAP in accordance with BT No 42 and SVS Circular 368, the Company recognized the value of the difference between the amount contributed and the underlying net book value in the company as negative goodwill, to be amortized over a 20 year period. In accordance with the appropriate guidance, Enersis is allowed to fully amortize into income the amount of any negative goodwill, if during the first year subsequent to the capital increase the amount of the losses incurred by the subsidiary is in excess of the amount of negative goodwill. During 2003, AMPLA incurred losses, and, consequently Enersis fully amortized into income the negative goodwill originally recognized.

Under US GAAP, the transaction would be considered a transaction between entities under common control in which the minority interest did not participate, consequently in accordance with guidance in SFAS N°141, the transaction is accounted for as a capital transaction. Consequently the amount of the negative goodwill amortized into income in Chile GAAP is recorded directly as an increase to consolidated equity under US GAAP.

The effects in net income of the US GAAP adjustment are presented in note (gg) below.

(dd)                Extinguishment of debt

In March 2003, certain bondholders were granted an option to exchange between November 1, and 15, 2003, their bonds for shares of the Company at a fixed price of Ch$60.4202. Under Chilean GAAP the transaction was accounted for as an exchange of debt for equity with the difference between the carrying amount of the debt and the strike price of the conversion recognized directly in equity as share premium.

Under US GAAP the transaction should be recognized as an extinguishment of debt in accordance with APB No. 14, using as reacquisition price of the extinguished debt the value of the common shares issued or the value of the debt whichever is more clearly evident. As Enersis stock is publicly traded the fair value of the shares is considered to be more clearly evident. The average conversion price during November 2003, the conversion period was Ch$78 per share.

The effects in net income and shareholders’ equity of the US GAAP adjustment are presented in note (gg) below.

(ee)                Asset retirement obligations

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

At the same time the standard requires the Company to capitalize the new asset retirement abligation costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. The accumulated effect of adopting SFAS 143 as of January 1, 2003 is presented in paragraph (gg) below, net of taxes of ThCh$297,852 and minority interest of ThCh$159,935. At December 31, 2003, 2004 and 2005, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.

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

(ff)                    Creation of Endesa Brasil

On September 30, 2005, certain Brazilian affiliates under common control were reorganized under a newly created holding company, Endesa Brasil S.A. In connection with this reorganization, Enersis transferred its interest in certain investees to Endesa Brasil in exchange for a 53.61% direct and indirect interest therein (see Note 11). The Company began accounting for Endesa Brasil as a consolidated subsidiary as of that date. The difference between the Company’s U.S. GAAP basis carrying amount in net assets contributed, and U.S. GAAP basis carrying amount in the net assets received generated a charge to equity of ThCh$7,492,089. Although the Chilean GAAP accounting treatment for the reorganization is identical to that of U.S. GAAP, the amount of corresponding charge to equity in the Chilean GAAP financial statements differed from the U.S. GAAP amount, due to the differences in the bases of assets and liabilities contributed and received.

(gg)              Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	As of December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	13,239,624	45,902,669	68,016,865

Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,712,729	1,915,061	1,100,513
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(2,553,951)	(2,275,442)	(1,069,529)
Amortization of intangibles (paragraph d)	130,675	1,045,406	—
Deferred income taxes (paragraph e)	9,750,021	12,353,168	3,434,878
Pension and post-retirement benefits (paragraph g)	12,590,135	(5,618,717)	1,501
Investments in related companies (paragraph h)	29,094,941	1,517	(33,127,512)
Amortization and impairment of goodwill (paragraph i)	54,303,631	55,712,089	54,611,098
Amortization of negative goodwill (paragraph j)	(14,157,667)	1,240,945	881,502
Capitalized interest (paragraph k)	11,005,470	8,177,237	11,289,637
Depreciation capitalized interest (paragraph k)	(3,199,181)	(2,245,319)	(1,654,273)
Difference foreign exchange capitalized (paragraph k)	31,081,812	(6,055,010)	6,522
Depreciation difference foreign exchange capitalized (paragraph k)	73,577	256,046	483,447
Accumulated deficit during the development stage (paragraph l)	(1,383,302)	—	—
Capitalized general and administrative expenses (paragraph n)	(2,391,552)	2,892,378	(2,933,568)
Involuntary employee termination benefits (paragraph o)	12,611	(1,733)	(16,913)
Revenue recognition Edesur (paragraph p)	—	—	(3,901,150)
Elimination of amortization of capitalized legal reserve (paragraph q)	552,998	507,690	449,975
Amortization of organizational and start-up costs (paragraph r)	3,702,627	479,483	3,619,621
Derivative instruments operating income (paragraph t)	(173,832,082)	(6,969,366)	32,999,048
Derivative instruments non operating income (paragraph t)	25,851,342	16,366,856	(1,880,057)
Fair value of long-term debt assumed (paragraph u)	(68,686)	(143,223)	(958,124)
Sale of subsidiaries (paragraph v)	519,644	—	—
Deferred income (paragraph w)	127,133	237,768	125,702
Regulated assets (paragraph x)	61,078,338	11,808,446	12,066,813
Reorganization of subsidiaries (paragraph y)	(280,599)	(256,973)	(228,063)
Asset held for sale (paragraph z)	951,583	—	—
Reclassification of discontinued operations (paragraph aa)	(314,397)	—	—
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	23,119,561	22,893,855	(6,844,430)
Deferred tax effects on the U.S. GAAP adjustments	5,903,706	(695,853)	(14,207,391)
Extinguishment of debt (paragraph dd)	(18,799,512)	—	—
Reversal amortization of negative goodwill Ampla (paragraph cc)	(36,653,699)	—	—
Staff severance indemnities (paragraph f)	185,180	(185,180)	—
Asset retirement cost - (paragraph ee)	(1,543)	554,479	(63,143)
Asset retirement obligations - liabilities (paragraph ee)	(46,075)	(660,240)	145,367

Net income in accordance with U.S. GAAP before effect of discontinued operations, and cumulative effect of change in accounting principle	31,305,092	157,238,037	122,348,336

Income from discontinued operations net of taxes and minority interest (paragraph aa)	73,385	—	—

Net income in accordance with U.S. GAAP before effect of cumulative effect of change in accounting principle	31,378,477	157,238,037	122,348,336

Cumulative effect of change in accounting principle, net of the tax and minority interest	(297,852)	—	—

Net income in accordance with U.S. GAAP	31,080,625	157,238,037	122,348,336
Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of minority interest	(77,540,011)	(99,741,436)	(103,528,082)
Cumulative translation adjustment related to U.S GAAP adjustments net of minority interest	54,339,074	12,900,374	20,703,977
Fair value change of hedging instruments used in cash flow hedges	—	—	1,290,400
Comprehensive income in accordance with U.S.GAAP	7,879,688	70,396,975	40,814,631

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	2,651,697,054	2,595,871,428

Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(11,070,775)	(9,970,261)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(11,235,988)	(8,801,449)
Intangibles (paragraph d)	—	—
Deferred income taxes (paragraph e)	(313,320,607)	(288,875,452)
Pension and post-retirement benefits liabilities long term (paragraph g)	(18,065,458)	(16,031,549)
Investments in related companies (paragraph h and paragraph z)	30,503,273	(6,803,243)
Goodwill (paragraph i)	365,915,494	413,144,691
Goodwill gross amount (paragraph i)	85,112,432	88,010,090
Negative goodwill (paragraph j)	(386,354,799)	(346,840,789)
Capitalized interest (paragraph k)	64,360,935	66,755,533
Exchange difference (paragraph k)	(20,564,322)	(19,910,705)
Minimum dividend (paragraph m)	(8,453,975)	(15,756,090)
Capitalized general and administrative expenses (paragraph n)	(24,009,837)	(25,700,743)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	84,310	57,912
Revenue recognition Edesur (paragraph p)	—	(3,901,150)
Elimination of capitalized legal reserve (paragraph q)	(6,509,105)	(5,326,926)
Amortization organizational and start-up costs (paragraph r)	(15,155,608)	(9,830,945)
Derivative instruments (paragraph t)	(17,089,810)	19,156,543
Fair value of long-term debt assumed (paragraph u)	1,145,775	187,651
Reorganization of subsidiaries (paragraph y)	4,363,914	3,644,900
Deferred income (paragraph w)	(2,407,825)	(2,011,237)
Regulated assets (paragraph x)	(10,289,461)	2,935,088
Effects of minority interest on the U.S. GAAP adjustments (paragraph bb)	231,910,989	200,133,209
Deferred tax effects on the U.S. GAAP adjustments	139,377,836	112,093,511
Asset retirement cost (paragraph ee)	619,845	555,521
Asset retirement obligations - liabilities (paragraph ee)	(1,176,806)	(978,147)

Shareholders’ equity in accordance with U.S. GAAP	2,729,387,481	2,741,807,391

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Shareholders equity in accordance with U.S. GAAP - January 1	911,396,045	2,668,046,007	2,729,387,481

Dividends paid during the year	—	—	(13,600,517)
Reversal of dividends payable as of previous balance sheet date	—	—	8,453,975
Minimum dividend payable (paragraph m)	—	(8,453,975)	(15,756,090)
Application of pooling-of-interests method Endesa Brasil (paragraph ff)	—	—	(7,492,089)
Fair value change of hedging instruments used in cash flow hedges	—	—	1,290,400
Negative goodwill Ampla (paragraph cc)	36,653,699	—	—
Extinguishment of debt (paragraph dd)	18,799,512	—	—
Cumulative translation adjustment	(23,200,937)	(86,841,062)	(82,824,105)
Capital increase	1,693,317,063	(601,526)	—
Net income in accordance with U.S. GAAP for the year	31,080,625	157,238,037	122,348,336

Shareholders equity in accordance with U.S.GAAP - December 31	2,668,046,007	2,729,387,481	2,741,807,391

II.                           Additional disclosure requirements:

(a)              Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2004 and 2005, respectively:

	As of December 31,
	2004	2005
	ThCh$	ThCh$

Goodwill	1,772,898,002	1,769,543,808
Less: accumulated amortization	(1,012,955,635)	(1,068,141,299)
Goodwill, net	759,942,367	701,402,509

Negative goodwill	(466,735,386)	(460,143,743)
Less: accumulated amortization	407,957,083	423,453,647
Negative goodwill, net	(58,778,303)	(36,690,096)

Amortization expense under Chile GAAP is disclosed in Note 13.

(b)              Basic and diluted earnings per share:

	For the year ended December 31,
	2003	2004	2005
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	0.65	1.41	2.08
U.S. GAAP earnings per share:
U.S. GAAP earnings per share before effect of discontinued operations and cumulative effect of change in accounting principle	1.53	4.82	3.75

Discontinued operations (net of tax)	—	—	—

U.S. GAAP earnings per share before effect of cumulative effect of change in accounting principle	1.53	4.82	3.75

Cumulative effect of change in accounting principle (net of tax)	(0.01)	—	—

Basic and diluted U.S. GAAP earnings per share	1.52	4.82	3.75

Total number of common outstanding shares at December 31,	32,651,166	32,651,166	32,651,166

Weighted average number of common shares outstanding (000’s)	20,471,093	32,651,166	32,651,166

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

(c)              Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2003
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(30,103,727)	—	(15,555,989)	(9,491,365)	(51,838,718)	(106,989,799)
Deferred income taxes as determined under Chilean GAAP	25,205,178	21,873,191	(16,594,974)	31,720,523	641,937	62,845,855

Total income tax provision under Chilean GAAP	(4,898,549)	21,873,191	(32,150,963)	22,229,158	(51,196,781)	(44,143,944)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,049,655	(2,007,592)	5,652,768	55,190	—	9,750,021
Deferred tax effect of adjustments to U.S. GAAP	(4,956,601)	61,431,627	(19,692,233)	(27,917,901)	(2,961,187)	5,903,705
U.S. GAAP reclassifications (1)	103,578	—	—	5,291,498	—	5,395,076

Total U.S. GAAP adjustments:	1,196,632	59,424,035	(14,039,465)	(22,571,213)	(2,961,187)	21,048,802

Total Income tax provision under U.S. GAAP	(3,701,917)	81,297,226	(46,190,428)	(342,055)	(54,157,968)	(23,095,142)

	2004
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(1,026,959)	(1,327,897)	(18,374,820)	(5,299,176)	(68,892,025)	(94,920,877)
Deferred income taxes as determined under Chilean GAAP	7,549,971	(22,615,586)	(27,004,144)	(2,398,216)	(2,793,039)	(47,261,014)

Total income tax provision under Chilean GAAP	6,523,012	(23,943,483)	(45,378,964)	(7,697,392)	(71,685,064)	(142,181,891)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	1,504,887	8,638,897	2,756,255	(546,870)	—	12,353,169
Deferred tax effect of adjustments to U.S. GAAP	(325,319)	1,538,434	2,960,764	(3,427,635)	(1,442,096)	(695,852)
U.S. GAAP reclassifications (1)	—	—	—	—	(1,912,919)	(1,912,919)

Total U.S. GAAP adjustments:	1,179,568	10,177,331	5,717,019	(3,974,505)	(3,355,015)	9,744,398

Total Income tax provision under U.S. GAAP	7,702,580	(13,766,152)	(39,661,945)	(11,671,897)	(75,040,079)	(132,437,493)

	2005
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	103,456	(6,260,603)	(24,089,935)	(24,138,728)	(73,538,914)	(127,924,724)
Deferred income taxes as determined under Chilean GAAP	(40,155,701)	(5,631,350)	(2,094,619)	(2,963,662)	463,813	(50,381,519)

Total income tax provision under Chilean GAAP	(40,052,245)	(11,891,953)	(26,184,554)	(27,102,390)	(73,075,101)	(178,306,243)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(405,890)	147,088	5,539,261	(1,845,581)	—	3,434,878
Deferred tax effect of adjustments to U.S. GAAP	(9,554,453)	1,691,344	(1,113,804)	(5,151,255)	(79,223)	(14,207,391)
U.S. GAAP reclassifications (1)	1,766,775	—	443,973	4,521,528	(5,113,717)	1,608,559

Total U.S. GAAP adjustments:	(8,193,568)	1,838,432	4,859,430	(2,475,308)	(5,192,940)	(9,163,954)

Total Income tax provision under U.S. GAAP	(48,245,813)	(10,053,521)	(21,325,124)	(29,577,698)	(78,268,041)	(187,470,197)

(1)              Certain tax-related expenses under Chilean GAAP are classified as non-operating, but under US GAAP would be classified as income taxes.

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2004			2005
	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Property, plant and equipment	2,997,634	150,134,297	153,131,931	28,305,537	128,613,100	156,918,637
Regulated assets and related deferred cost (conpanies in Brazil)	—	3,498,418	3,498,418	—	—	—
Allowance for doubtful accounts	30,003,046	—	30,003,046	55,729,456	—	55,729,456
Actuarial deficit (companies in Brazil)	12,461,438	—	12,461,438	11,587,394	—	11,587,394
Deferred income	2,559,911	—	2,559,911	1,973,877	—	1,973,877
Provision real estate projects	2,619,550	—	2,619,550	2,410,198	—	2,410,198
Derivative contracts	1,673,910	3,409,467	5,083,377	—	2,976,094	2,976,094
Vacation accrual	935,248	—	935,248	1,032,170	—	1,032,170
Post retirement benefits	—	6,142,255	6,142,255	—	5,450,727	5,450,727
Tax loss carryforwards (1)	263,748,110	—	263,748,110	238,451,906	—	238,451,906
Contingencies	53,850,081	—	53,850,081	78,355,358	—	78,355,358
Salaries for construction-in progress	3,763,092	—	3,763,092	3,703,826	—	3,703,826
Revenue recognition Edesur	—	—	—	—	1,365,403	1,365,403
Valuation allowance	(137,645,038)	(3,025,111)	(140,670,149)	(174,606,150)	(921,047)	(175,527,197)
Others	6,736,306	1,636,679	8,372,985	12,121,451	787,568	12,909,019
Provision for employee benefits	4,318,272	—	4,318,272	5,900,709	—	5,900,709
Total deferred income tax assets	248,021,560	161,796,005	409,817,565	264,965,732	138,271,845	403,237,577

Deferred income tax liabilities:
Property, plant and equipment (2)	400,601,882	108,824,598	509,426,480	391,970,330	97,789,970	489,760,300
Severance indemnities	1,954,571	—	1,954,571	1,725,038	—	1,725,038
Regulated assets	15,186,604	—	15,186,604	28,521,154	997,930	29,519,084
Finance costs	13,449,698	—	13,449,698	12,982,336	—	12,982,336
Derivative contracts	—	—	—	—	6,897,538	6,897,538
Bond discount	1,902,822	—	1,902,822	1,674,134	—	1,674,134
Cost of studies	8,399,073	—	8,399,073	8,323,252	—	8,323,252
Imputed interest on construction	4,447,693	—	4,447,693	4,439,727	—	4,439,727
Materials used	928,167	—	928,167	840,151	—	840,151
Exchange difference	—	—	—	20,388,788	—	20,388,788
Capitalized expenses	576,022	—	576,022	—	—	—
Capitalized interest	1,968,081	21,871,250	23,839,331	—	22,696,881	22,696,881
Others	7,036,676	270,456	7,307,132	12,384,949	31,901	12,416,850
Total deferred income tax liabilities	456,451,289	130,966,304	587,417,593	483,249,859	128,414,220	611,664,079
Net deferred assets (liabilities)	(208,429,729)	30,829,701	(177,600,028)	(218,284,127)	9,857,624	(208,426,503)
Complementary Account	204,772,472	(204,772,472)	—	186,639,565	(186,639,565)	—
Net deferred assets (liabilities)	(3,657,257)	(173,942,771)	(177,600,028)	(31,644,562)	(176,781,941)	(208,426,503)

(1)              Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

(2)              In September 2004, the Peruvian tax court ruled invalid the tax basis of certain assets held by Edegel S.A. Based on this ruling, the Company has increased the long-term deferred tax liability ThCh$80,429,245, in order to reflect the write-off of the corresponding tax-basis assets held in Peru. As such estimate of future deductible amounts was determined prior to the acquisition of Edegel in connection with the acquisition of Endesa-Chile in 1999, the Company has adjusted goodwill by a corresponding amount in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) and EITF 93-7 “Uncertainties Related to Income Taxes in a Business Combination”.

A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2003
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(57,988,676)	29,991,226	(13,503,791)	8,696,669	(13,322,805)	(46,127,377)
Effect of higher foreign tax rates	(1,305,082)	33,997,848	(13,900,410)	15,289,085	(17,763,741)	16,317,700
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	8,279,037	(17,237,266)	(1,483,958)	(2,052,171)	155,244	(12,339,114)
Non-taxable items	23,299,464	37,953,951	5,481,528	(1,231,840)	18,012,737	83,515,840
Non-deductible items (2)	26,922,305	(2,453,645)	(20,820,175)	(25,352,888)	(38,315,314)	(60,019,717)
Prior years income tax	(1,467,236)	—	(377,703)	—	—	(1,844,939)
Other	(1,545,307)	(954,888)	(1,585,919)	(982,407)	(2,924,089)	(7,992,610)
US GAAP reclassifications (1)	103,578	—	—	5,291,497	—	5,395,075

Total income tax under U.S. GAAP	(3,701,917)	81,297,226	(46,190,428)	(342,055)	(54,157,968)	(23,095,142)

	2004
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(54,826,955)	2,153,492	(19,773,385)	(173,383)	(25,504,224)	(98,124,455)
Effect of higher foreign tax rates	—	3,453,519	(18,986,264)	10,323,481	(31,105,692)	(36,314,956)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(155,460)	(3,193,248)	(8,946,674)	—	(7,638,227)	(19,933,609)
Non-taxable items	34,369,702	(14,369,256)	(8,488,960)	(18,844,779)	(6,240,343)	(13,573,636)
Non-deductible items (2)	26,644,819	1,274,179	1,109,727	(3,277,679)	1,565,707	27,316,753
Prior years income tax	(1,253,785)	—	—	—	—	(1,253,785)
Other	2,924,259	(3,084,838)	15,423,611	300,463	(4,204,381)	11,359,114
US GAAP reclassifications (1)	—	—	—	—	(1,912,919)	(1,912,919)

Total income tax under U.S. GAAP	7,702,580	(13,766,152)	(39,661,945)	(11,671,897)	(75,040,079)	(132,437,493)

	2005
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(30,209,158)	7,087,359	(13,949,682)	(15,719,501)	(30,132,354)	(82,923,336)
Effect of higher foreign tax rates	—	7,504,263	(13,539,396)	(14,323,818)	(35,582,492)	(55,941,443)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	4,464,195	(6,543,472)	—	—	111,877	(1,967,400)
Non-taxable items	13,302,084	1,940,984	9,243,174	12,471,791	8,747,204	45,705,237
Non-deductible items (2)	(36,821,241)	(18,683,590)	(2,282,077)	(16,507,908)	(14,667,130)	(88,961,946)
Effect of change in valuation allowance	(614,315)	—	—	—	1,320,470	706,155
Prior years income tax	764,361	—	—	—	—	764,361
Other	(898,514)	(1,359,065)	(1,231,116)	(19,790)	(2,951,899)	(6,460,384)
US GAAP reclassifications (1)	1,766,775	—	433,973	4,521,528	(5,113,717)	1,608,559

Total income tax under U.S. GAAP	(48,245,813)	(10,053,521)	(21,325,124)	(29,577,698)	(78,268,041)	(187,470,197)

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

The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

				Engineering
				services and	Corporate
2003	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	669,839,631	—	1,697,533,207	22,347,801	41,615,555	1,560,059	2,432,896,253
Intersegment sales	281,864,894	—	13,165,172	15,229,618	108,466,487	(346,106,909)	72,619,262

Total revenues	951,704,525	—	1,710,698,379	37,577,419	150,082,042	(344,546,850)	2,505,515,515

Operating income	357,015,977	—	200,856,790	1,537,228	9,196,754	672,964	569,279,713

Participation in net income of affiliate companies	18,359,030	—	(57,971,115)	92,225	44,938,150	13,182,796	18,601,086

Depreciation and amortization	175,913,080	—	221,060,511	1,759,453	33,514,558	—	432,247,602

Identifiable assets including investment in related companies	5,769,033,986	—	5,510,211,770	128,017,395	4,202,283,031	(4,231,268,738)	11,378,277,444

Capital expenditures	138,979,370	—	134,784,584	278,002	762,524	—	274,804,480

				Engineering
				services and	Corporate
2004	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	765,350,844	—	1,929,443,822	18,606,649	50,095,889	(3,876,164)	2,759,621,040
Intersegment sales	283,397,727	—	15,073,111	13,209,855	105,635,288	(353,335,770)	63,980,211

Total revenues	1,048,748,571	—	1,944,516,933	31,816,504	155,731,177	(357,211,934)	2,823,601,251

Operating income	380,724,046	—	284,198,187	1,497,606	1,085,127	5,477,998	672,982,964

Participation in net income of affiliate companies	19,632,267	—	(19,746,621)	270,032	136,612,569	(104,501,113)	32,267,134

Depreciation and amortization	161,804,331	—	217,526,720	1,727,253	56,534,578	—	437,592,882

Identifiable assets including investment in related companies	5,473,732,264	—	5,272,786,345	116,462,847	4,227,580,446	(4,221,942,963)	10,868,618,938

Capital expenditures	99,282,950	—	170,792,560	334,006	5,098,474	—	275,507,990

				Engineering
				services and	Corporate
2005	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	867,378,592	12,819,119	2,208,704,551	20,640,419	63,448,063	377,713	3,173,368,457
Intersegment sales	279,524,901	15,205,808	16,948,911	12,710,391	111,884,010	(393,844,966)	42,429,055

Total revenues	1,146,903,493	28,024,927	2,225,653,462	33,350,810	175,332,073	(393,467,253)	3,215,797,512

Operating income	412,939,131	13,064,606	378,036,175	3,105,612	(461,280)	(1,351,088)	805,333,156

Participation in net income of affiliate companies	13,427,618	—	3,108,276	152,186	150,240,767	(160,183,011)	6,745,836

Depreciation and amortization	160,496,742	2,705,277	193,618,097	2,005,286	56,799,700	—	415,625,102

Identifiable assets including investment in related companies	5,415,428,933	489,601,498	4,738,152,308	106,231,618	4,811,804,066	(5,307,626,123)	10,253,592,300

Capital expenditures	60,048,415	321,717	250,795,080	1,407,669	4,876,291	—	317,449,172

A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2003
Total revenues	907,311,593	310,438,017	265,186,640	584,685,989	430,320,578	2,497,942,817

Long lived assets (net) (1)	2,268,357,729	1,295,396,657	1,061,143,717	1,695,838,445	2,276,788,678	8,597,525,226

2004
Total revenues	916,144,260	340,554,975	297,745,149	692,951,640	559,050,634	2,806,446,658

Long lived assets (net) (1)	2,320,941,288	1,137,503,114	953,023,737	1,530,126,748	2,019,880,645	7,961,475,532

2005
Total revenues	1,061,101,352	399,423,716	292,918,478	882,588,994	579,764,972	3,215,797,512

Long lived assets (net) (1)	2,305,341,116	975,035,454	838,354,551	1,778,736,511	1,748,657,291	7,646,124,923

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

No single customers accounted for more than 10% of revenues for the years ending December 31, 2003, 2004 and 2005.

(f)                Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2006	772,519,975
2007	215,253,853
2008	434,960,796
2009	446,012,713
2010	381,180,731
Thereafter	1,185,391,429

Total	3,435,319,497

(g)                                Disclosure regarding interest capitalization:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$
Interest expense incurred	446,457,408	373,105,271	353,343,976
Interest capitalized under Chilean GAAP	11,128,026	7,463,017	—
Interest capitalized under U.S. GAAP	22,133,497	15,640,254	11,289,637

(h)             Cash flow information:

(i)                  The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP as follows:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash provided by operating activities under Chilean GAAP	610,037,097	640,253,704	893,599,254

Cash provided by operating activities under U.S. GAAP	610,037,097	640,253,704	893,599,254

Cash used in financing activities under Chilean GAAP	(462,730,968)	(195,932,720)	(748,541,886)

Cash used in financing activities under U.S. GAAP	(462,730,968)	(195,932,720)	(748,541,886)

Cash provided by (used in) investing activities under Chilean GAAP	93,845,836	(200,886,176)	(330,721,915)

Cash provided by (used in) investing activities under U.S. GAAP	93,845,836	(200,886,176)	(330,721,915)

(ii)               Cash and cash equivalents include all highly liquid debt instruments purchased with an original  maturity of three months or less:

	Year ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	28,002,550	58,528,213	71,374,868
Time deposits	272,116,766	466,970,638	259,894,382
Marketable securities	11,846,282	12,765,112	5,310,478
Other current assets	39,524,183	28,673,919	23,727,718

Total cash and cash equivalents under Chilean GAAP	351,489,781	566,937,882	360,307,446

Total cash and cash equivalents under US GAAP	351,489,781	566,937,882	360,307,446

(iii)            Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Interest paid during the year	417,313,562	326,191,759	289,087,070
Income taxes paid during the year	81,971,940	91,193,190	97,966,918
Assets acquired under capital leases	—	28,486,126	—

(i)                Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2004 and 2005 for which it is practicable to estimate that value:

•                      Cash

The fair value of the Company’s cash is equal to its carrying value.

•                      Time deposits

The fair value of time deposits approximates carrying value due to its relatively short-term nature.

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2004		2005
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	58,528,213	58,528,213	71,374,868	71,374,868
Time deposits	466,970,638	466,970,638	259,894,382	259,894,382
Marketable securities	12,765,112	12,765,112	5,310,478	5,310,478
Accounts receivable	547,774,774	547,774,774	640,417,925	640,417,925
Notes receivable, net	2,929,823	2,929,823	3,569,012	3,569,012
Other accounts receivable, net	59,517,911	59,517,911	62,868,293	62,868,293
Amounts due from related companies	118,503,650	118,503,650	5,715,640	5,715,640
Long-term accounts receivable	143,242,632	143,242,632	141,648,811	141,648,811
Accounts payable and other	(255,226,892)	(255,226,892)	(301,034,459)	(301,034,459)
Notes payable	180,198,811	180,198,811	(177,407,876)	(177,407,876)
Long-term debt	(3,839,010,127)	(4,065,746,202)	(3,435,319,497)	(3,660,872,883)
Derivatives instruments	(67,559,563)	(65,656,318)	(123,632,376)	(123,492,797)

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

The following is a summary of the Company’s derivative contracts and those in related companies as of December 31, 2004 and 2005.

	2004
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	2,184,555	(21,177,611)	(18,993,056)
Financial derivatives	(56,271,522)	(9,384,796)	(65,656,318)

	(54,086,967)	(30,562,407)	(84,649,374)
Investment in related companies Derivative instruments	—	33,057,767	33,057,767
U.S.GAAP Shareholders’ total equity	(54,086,967)	2,495,360	(51,591,607)

	2005
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	2,299,075	16,717,889	19,016,964
Financial derivatives	(110,367,970)	(13,124,827)	(123,492,797)

	(108,068,895)	3,593,062	(104,475,833)
Investment in related companies Derivative instruments	—	(4,465,986)	(4,465,986)
U.S.GAAP Shareholders’ total equity	(108,068,895)	(872,924)	(108,941,819)

The following is the composition and reconciliation of the Company’s derivative contracts from Chile GAAP to US GAAP:

	2004
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	(18,993,055)	(18,993,055)
Financial derivatives	(67,559,563)	1,903,245	(65,656,318)

Total	(67,559,563)	(17,089,810)	(84,649,373)

	2005
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	19,016,964	19,016,964
Financial derivatives	(123,632,376)	139,579	(123,492,797)

Shareholders’ equity adjustment	(123,632,376)	19,156,543	(104,475,833)

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

The Company concluded that all of its power is readily convertible to cash as energy is actively traded, or the Company has access, to markets where energy is actively traded. However, only certain electricity generators or distributors have access to the energy markets, thus determination as to whether energy could be considered readily convertible to cash was analyzed on a country by country basis. The Company has also concluded that multiple-delivery long-term power contracts meet the net settlement characteristic. Management believes that multiple-delivery long-term power contracts are readily convertible to cash because the Company operates in countries with active spot markets, that, although they contain varying levels of liquidity, can rapidly absorb the contract’s quantities at each delivery date without significantly affecting the price, and thus meet the definition of net settlement, consequently these contracts are accounted for as derivatives that under SFAS No.133.

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

For US GAAP purposes the Company has met all the requirements for designating all the derivative instruments subscribed during 2005 as “hedges” as well as the cross currency swaps held by Enersis since 2004. These derivative instruments are recorded at fair value in the balance sheet with any gain and/or losses being recorded according to fair value or cash flow hedge accounting as stated in SFAS 133.

Net lnvestment Hedges

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders equity’, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note ll (c) and Note 22 (f) for further detail).

The accounting treatment for such operations is the same under Chile GAAP and U.S. GAAP.

(k)            Reclassification to U.S. GAAP

Certain reclassifications would be made to the Chilean GAAP income statement in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. For example, certain non-operating income and expenses under Chilean GAAP would be included in the determination of operating income under U.S. GAAP. Such reclassifications from non-operating to operating income and expense include the following:

•                                         Losses arising from contingencies and litigation, and reversals thereof

•                                         Gains and losses from sales of subsidiaries and related companies

•                                         Gains and losses from disposals of fixed assets

•                                         Taxes, other than income taxes, incurred in Argentina, Brazil, Colombia and Peru

•                                         Pension plan expenses

•                                         Penalties and fines

In addition to the above, recovered taxes included in other non-operating revenues under Chilean GAAP would be recorded as part of income tax expense under U.S. GAAP, and  equity in net income or loss of related companies included in non-operating results under Chilean would be presented after income taxes and minority interest under U.S. GAAP.

The following reclassifications included in the column labeled “Reclassifications” disclose amounts using a U.S. GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP:

	2003
	Chilean
	GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Operating income	581,737,043	(9,859,495)	571,877,548
Non-operating expense, net	(495,524,382)	40,207,338	(455,317,044)
Income taxes	(44,143,943)	5,395,075	(38,748,868)
Minority interest	(83,173,098)	—	(83,173,098)
Equity participation in income of related companies, net	—	18,601,087	18,601,087
Amortization of negative goodwill	54,344,005	(54,344,005)	—
Net income	13,239,625	—	13,239,625

	2004
	Chilean
	GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Operating income	672,982,964	(63,407,174)	609,575,790
Non-operating expense, net	(397,874,313)	50,775,708	(347,098,605)
Income taxes	(142,181,891)	(1,912,919)	(144,094,810)
Minority interest	(104,746,841)	—	(104,746,841)
Equity participation in income of related companies, net	—	32,267,135	32,267,135
Amortization of negative goodwill	17,722,750	(17,722,750)	—
Net income	45,902,669	—	45,902,669

	2005
	Chilean
	GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Operating income	805,333,156	(98,434,109)	706,899,047
Non-operating expense, net	(404,993,807)	105,576,278	(299,417,529)
Income taxes	(178,306,243)	1,608,559	(176,697,684)
Minority interest	(169,512,805)	—	(169,512,805)
Equity participation in income of related companies, net	—	6,745,836	6,745,836
Amortization of negative goodwill	15,496,564	(15,496,564)	—
Net income	68,016,865	—	68,016,865

Certain reclassifications would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with presentation requirements under U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Additionally, the regulated asset recorded during 2001 by Coelce and Ampla, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term. Assets and liabilities related to financial derivatives have been recorded in the balance sheet at their gross amounts for Chilean GAAP purposes, whereas under US GAAP unrealized derivative gains and losses are recorded in earnings or directly to shareholders’ equity for qualifying cash flow hedges. Under U.S. GAAP, negative goodwill is allocated to long-lived assets instead of a separate line term in the other assets. These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial.

The effect of the following reclassifications included in the column labeled “Reclassifications” discloses amounts using a U.S. GAAP presentation although the amounts displayed have been determined in accordance with Chilean GAAP:

	2004
	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	1,551,760,139	(55,445,284)	1,496,314,855
Property, plant an equipment, net	7,961,475,531	(42,510,093)	7,918,965,438
Other assets	1,355,383,268	83,406,319	1,438,789,587

Total assets	10,868,618,938	(14,549,058)	10,854,069,880

Current liabilities	1,035,671,540	(250,063)	1,035,421,477
Long-term liabilities	3,943,744,126	(14,298,995)	3,929,445,131
Minority interest	3,237,506,218	—	3,237,506,218
Shareholder’s equity	2,651,697,054	—	2,651,697,054

Total liabilities and shareholders’ equity	10,868,618,938	(14,549,058)	10,854,069,880

	2005
	Chilean GAAP	Reclassification	U.S. GAAP
	ThCh$	ThCh$	ThCh$

Current assets	1,301,484,364	(43,306,926)	1,258,177,438
Property, plant an equipment, net	7,646,124,923	(36,690,096)	7,609,434,827
Other assets	1,305,983,013	60,451,146	1,366,434,159

Total assets	10,253,592,300	(19,545,876)	10,234,046,424

Current liabilities	1,477,031,205	(1,611,001)	1,475,420,204
Long-term liabilities	3,380,649,098	(17,934,875)	3,362,714,223
Minority interest	2,800,040,569	—	2,800,040,569
Shareholder’s equity	2,595,871,428	—	2,595,871,428

Total liabilities and shareholders’ equity	10,253,592,300	(19,545,876)	10,234,046,424

(l)                Employee Benefit Plans

ENERSIS S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such’ benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate of 9.5% for the year ended December 31, 2003 and 6.5% for the years ended December 31, 2004 and 2005, and an estimated average service period based on the years of services for the Company.

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

Following is a schedule of estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2005
ThCh$

2006	26,219,085
2007	26,808,411
2008	27,290,191
2009	27,434,481
2010	27,971,527
Thereafter	109,938,370

Total	245,662,065

	At December 31, 2004
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations

Accumulated benefit obligation	(59,051,463)	(199,406,385)	(258,457,848)	(45,798,198)
Plan assets at fair value	—	132,699,357	132,699,357	—

Unfunded accumulated benefit	(59,051,463)	(66,707,028)	(125,758,491)	(45,798,198)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(62,331,603)	(65,035,568)	(127,367,171)	(43,555,403)

Price-level restatement	(958,042)	2,022,256	1,064,214	(491,034)
Foreign exchange effect	8,476,434	1,976,950	10,453,384	(294,466)
Net periodic expense	(2,899,838)	(17,386,358)	(20,286,196)	(5,592,270)
Benefits paid	1,233,135	16,852,675	18,085,810	5,692,143
Company contributions	—	(42,733)	(42,733)	(8,324,046)
Benefit (obligations) at December 31	(56,479,914)	(61,612,778)	(118,092,692)	(52,565,076)

Funded Status of the Plans
Projected benefits obligation	(58,565,931)	(187,378,607)	(245,944,538)	(51,520,882)
Fair value of the plans assets	—	132,699,357	132,699,357	—

Funded Status	(58,565,931)	(54,679,250)	(113,245,181)	(51,520,882)
Unrecognized loss (gain)	—	(17,964,867)	(17,964,867)	9,504,384
Unrecognized net prior service cost	2,086,017	11,031,339	13,117,356	(10,548,579)

Net liability recorded under U.S. GAAP	(56,479,914)	(61,612,778)	(118,092,692)	(52,565,077)

Change in the plan assets
Fair value of plans assets, beginning	—	126,467,184	126,467,184	—
Foreign exchange effect	—	(13,196,084)	(13,196,084)	—
Actual return on the plan assets	—	13,055,059	13,055,059	—
Employer contributions	—	7,639,381	7,639,381	—
Plan participant contributions	—	2,718,875	2,718,875	—
Benefits paid	—	(3,985,058)	(3,985,058)	—
Fair value of plans assets, ending	—	132,699,357	132,699,357	—

Service cost	(661,715)	(1,445,673)	(2,107,388)	(1,677,799)
Interest cost	(7,458,482)	(19,206,505)	(26,664,987)	(1,723,946)
Expected return on assets	—	27,393,269	27,393,269	(1,244,896)
Amortization gain (loss)	5,220,359	(15,967,362)	(10,747,003)	(945,629)
Amortization of transition asset	—	(8,160,085)	(8,160,085)	—
Net periodic expenses	(2,899,838)	(17,386,356)	(20,286,194)	(5,592,270)

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil

Assumptions as of December 31, 2004
Weighted - discount rate (1)	6.5%	12.0%	10.2%	6.5%	12.0%	10.2%
Weighted - salary increase	4.0%	6.9%	5.2%	4.0%	6.9%	5.2%
Weighted - return on plan assets (1)	—	—	10.2%	—	—	—
Weighted - long term inflation (2)	2.5%	6.9%	4.0%	2.5%	6.9%	4.0%

(1) Includes fixed long term inflation assumption detail in (2)

	At December 31, 2005
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations
Accumulated benefit obligation	(56,870,812)	(213,363,540)	(270,234,352)	(50,028,205)
Plan assets at fair value	—	178,274,548	178,274,548	—
Unfunded accumulated benefit	(56,870,812)	(35,088,992)	(91,959,804)	(50,028,205)

Changes in benefit (obligations)
Benefit (obligations) at January 1	(56,479,914)	(61,612,778)	(118,092,692)	(52,565,076)

Price-level restatement	(1,414,984)	2,140,985	726,001	144,919
Foreign exchange effect	3,557,496	4,255,555	7,813,051	2,611,879
Net periodic expense	(7,771,768)	(2,668,215)	(10,439,983)	(4,532,574)
Benefits paid	5,238,358	(6,097,145)	(858,787)	3,414,140
Company contributions	—	16,961,774	16,961,774	(1,208,988)
Effect of exchange adjustment	—	(4,722,175)	(4,722,175)	1,371,961
Benefit (obligations) at December 31	(56,870,812)	(51,741,999)	(108,612,811)	(50,763,739)

Funded Status of the Plans
Projected benefits obligation	(56,870,812)	(204,975,505)	(261,846,317)	(53,113,039)
Fair value of the plans assets	—	178,274,548	178,274,548	—
Funded Status	(56,870,812)	(26,700,957)	(83,571,769)	(53,113,039)
Unrecognized loss (gain)	—	—	—	8,705,325
Unrecognized net prior service cost	—	(25,041,042)	(25,041,042)	(6,356,025)

Net liability recorded under U.S. GAAP	(56,870,812)	(51,741,999)	(108,612,811)	(50,763,739)

Change in the plan assets
Fair value of plans assets, beginning	—	134,746,542	134,746,542	—
Foreign exchange effect	—	11,812,728	11,812,728	—
Actual return on the plan assets	—	30,456,214	30,456,214	—
Employer contributions	—	14,089,089	14,089,089	—
Plan participant contributions	—	2,892,896	2,892,896	—
Benefits paid	—	(15,722,920)	(15,722,920)	—
Fair value of plans assets, ending	—	178,274,549	178,274,549	—

Service cost	(580,377)	841,539	261,162	(133,321)
Interest cost	(6,244,849)	(3,893,082)	(10,137,931)	(4,182,679)
Expected return on assets	—	1,251,136	1,251,136	—
Amortization gain (loss)	(946,542)	469,151	(477,391)	(216,574)
Amortization of transition asset	—	(1,336,959)	(1,336,959)	—
Net periodic expenses	(7,771,768)	(2,668,215)	(10,439,983)	(4,532,574)

	Pension Benefits			Other Benefits
	Chile	Colombia	Brazil	Chile	Colombia	Brazil

Assumptions as of December 31, 2005
Weighted - discount rate (1)	6.5%	11.2%	10.2%	6.5%	11.2%	10.2%
Weighted - salary increase	4.0%	6.1%	4.0%	4.0%	—	—
Weighted - return on plan assets (1)	—	—	10.2%	—	—	—
Weighted - long term inflation (2)	2.5%	6.1%	4.0%	2.5%	6.1%	4.0%

(1) Includes fixed long term inflation assumption detail in (2)

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

The following represents accumulated other comprehensive income balances as of December 31, 2003, 2004 and 2005 (in thousands of constant Chilean pesos as of December 31, 2005).

	2003
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$

Beginning balance	53,462,893	(15,332,178)	38,130,715
Credit (charge) for the period	(77,540,011)	54,339,074	(23,200,937)

Ending balance	(24,077,118)	39,006,896	14,929,778

	2004
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$

Beginning balance	(24,077,118)	39,006,896	14,929,778
Credit (charge) for the period	(99,741,436)	12,900,374	(86,841,062)

Ending balance	(123,818,554)	51,907,270	(71,911,284)

	2005
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$

Beginning balance	(123,818,554)	51,907,270	(71,911,284)
Credit (charge) for the period	(103,528,082)	21,994,377	(81,533,705)

Ending balance	(227,346,636)	73,901,647	(153,444,989)

The Company does not recognize deferred tax assets associated with cumulative translation adjustment as the investment they are associated with are permanent in nature.

(n)             Goodwill and intangible assets

As discussed in Note 36 paragraph (i), ENERSIS S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption ins 2002 of SFAS No. 142, due to changes in circunstances, the Company recognized a non-cash charge of ThCh$637,543,535 to reduce the carrying value of goodwill.

In calculating the impairment charge, the fair value of the impaired reporting units underlying the segments were estimated using discounted cash flow methodology. The ThCh$637,543,535 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2004 and 2005, by country of operation and segment is as follows:

	2004
		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,060,862,014	80,429,245	—	—	1,141,291,259
Colombia	60,799,578	(12,476,478)	(4,068,700)	—	44,254,400
Perú	18,693,403	—	(1,573,895)	—	17,119,508
Total	1,140,354,995	67,952,767	(5,642,595)	—	1,202,665,167

	2004
		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	972,890,677	80,429,245	(3,710,558)	—	1,049,609,364
Distribution	167,397,145	(12,476,478)	(1,932,037)	—	152,988,630
Other	67,173	—	—	—	67,173
Total	1,140,354,995	67,952,767	(5,642,595)	—	1,202,665,167

	2005
		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,141,291,259	—	—	—	1,141,291,259
Colombia	44,254,400	—	(4,978,730)	—	39,275,670
Perú	17,119,508	—	(1,925,987)	—	15,193,521
Total	1,202,665,167	—	(6,904,717)	—	1,195,760,450

	2005
		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	1,049,609,364	—	(4,540,500)	—	1,045,068,864
Distribution	152,988,630	—	(2,364,217)	—	150,624,413
Other	67,173	—	—	—	67,173
Total	1,202,665,167	—	(6,904,717)	—	1,195,760,450

The Company’s intangible assets were ThCh$83,614,327 and ThCh$81,815,595 and related accumulated amortization were ThCh$45,598,343 and ThCh$48,423,446 as of December 31, 2004 and 2005, respectively. There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

(o)              Asset retirement obligations

As discussed in Note 36 paragraph (gg), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2004 and 2005:

	As of December 31,
	2004	2005
	ThCh$	ThCh$
Balance as of January 1,	(557,026)	(1,176,806)
Cumulative Translation Adjustment	40,460	53,292
Liabilities incurred in the period	—	—
Accretion expense	(660,240)	145,367

Balance as of December 31,	(1,176,806)	(978,147)

(p)              Recent accounting pronouncements

The following new accounting standards have been adopted by the Company during the year-ended December 31, 2005 and the impact of such adoption, if applicable, has been presented in the accompanying consolidated financial statements.

i)                     In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

ii)                  In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

iii)               On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The

Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

iv)              At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. The Company does not anticipate the adoption of EITF 05-6 will have a material effect on its financial position, results of operations or cash flows.

v)                 In February 2006 The FASB has issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” The new statement:

a)                   permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)                  clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)                   establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)                  clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)                   amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

* * * * * *

SCHEDULE I

ENERSIS S.A.

BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2004	2005	2005
	ThCh$	ThCh$	ThUS$
ASSETS
CURRENT ASSETS
Cash	85,229	118,620	231
Time deposits	9,506,497	—	—
Notes receivable, net	764	737	1
Other accounts receivable, net	2,307,821	18,969,659	37,014
Amounts due from related companies	27,841,759	25,417,921	49,596
Income taxes recoverable	—	7,604,854	14,839
Prepaid expenses	—	620	1
Deferred income taxes	44,343,155	44,043,143	85,938
Other current assets	18,789,888	5,800,833	11,319

Total current assets	102,875,113	101,956,387	198,939

PROPERTY, PLANT AND EQUIPMENT
Buildings and infrastructure	22,085,587	22,090,135	43,103
Machinery and equipment	2,275,664	2,622,234	5,117
Other assets	1,199,891	1,023,716	1,997
Technical appraisal	35,212	35,189	69
Accumulated depreciation	(12,981,702)	(13,791,626)	(26,910)

Total property, plant and equipment, net	12,614,652	11,979,648	23,376

OTHER ASSETS
Investments in related companies	2,331,231,246	2,213,992,672	4,319,986
Investments in other companies	16,066,467	13,669,829	26,673
Goodwill, net	731,784,702	677,727,706	1,322,396
Negative goodwill, net	(658,300)	(566,419)	(1,105)
Long-term receivables	—	—	—
Amounts due from related companies	449,673,246	352,006,629	686,842
Intangibles	1,526,936	1,526,936	2,979
Accumulated amortization	(526,330)	(602,822)	(1,176)
Other assets	12,771,463	7,299,646	14,243

Total other assets	3,541,869,430	3,265,054,177	6,370,838

TOTAL ASSETS	3,657,359,195	3,378,990,212	6,593,153

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2004	2005	2005
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt due to banks and financial institutions	32,983	12,222	24
Current portion of bonds payable	9,388,703	162,728,801	317,520
Dividends payable	55,433	54,918	107
Accounts payable	193,999	362,803	708
Miscellaneous payables	98,010	43,357	85
Amounts payable to related companies	78,863,341	33,921,630	66,189
Accrued expenses	18,660,530	21,609,381	42,165
Withholdings	200,464	108,776	212
Unearned income	32,509	—	—
Other current liabilities	563,645	1,170,255	2,283

Total current liabilities	108,089,617	220,012,143	429,293

LONG-TERM LIABILITIES:
Due to banks and financial institutions	202,113,240	43,562,500	85,000
Bonds payable	613,341,785	393,722,245	768,239
Accrued expenses	2,657,414	2,746,895	5,360
Deferred income taxes	3,647,496	2,886,930	5,633
Other long-term liabilities	75,812,589	120,188,071	234,513

Total long-term liabilities	897,572,524	563,106,641	1,098,745

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	2,365,606,672	2,365,606,672	4,615,818
Additional paid-in capital	168,583,951	168,583,951	328,944
Other reserves	(127,002,198)	(236,727,352)	(461,907)
Retained earnings	201,375,876	230,391,292	449,544
Net income for the year	45,902,669	68,016,865	132,716
Deficit of subsidiaries in development stage	(2,769,916)	—	—

Total shareholders’ equity	2,651,697,054	2,595,871,428	5,065,115

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,657,359,195	3,378,990,212	6,593,153

SCHEDULE I

ENERSIS S.A.

INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	4,600,167	4,592,497	4,588,089	8,952
COST OF SALES	(1,200,256)	(1,141,125)	(1,144,354)	(2,233)

GROSS PROFIT	3,399,911	3,451,372	3,443,735	6,719

ADMINISTRATIVE AND SELLING EXPENSES	(18,071,719)	(17,938,213)	(17,047,977)	(33,264)

OPERATING INCOME	(14,671,808)	(14,486,841)	(13,604,242)	(26,545)

NON-OPERATING INCOME AND EXPENSE:
Interest income	42,080,749	31,613,396	25,368,255	49,499
Equity in income of related companies	120,774,424	163,201,598	173,283,190	338,114
Other non-operating income	105,906,241	10,354,841	12,313,919	24,027
Equity in loss of related companies	(76,084,324)	(21,603,514)	(23,057,042)	(44,989)
Amortization of goodwill	(52,950,110)	(53,110,052)	(53,238,181)	(103,879)
Interest expense	(151,391,769)	(74,201,437)	(56,543,014)	(110,328)
Other non-operating expenses	(24,539,447)	(16,534,569)	(2,860,200)	(5,581)
Price-level restatement, net	(4,700,179)	(2,208,664)	(1,619,338)	(3,160)
Exchange difference, net	32,423,148	5,280,312	(6,538,456)	(12,759)

NON-OPERATING EXPENSE, NET	(8,481,267)	42,791,911	67,109,133	130,944

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(23,153,075)	28,305,070	53,504,891	104,399

INCOME TAXES	13,418,066	17,555,871	14,473,093	28,240

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(9,735,009)	45,860,941	67,977,984	132,639

AMORTIZATION OF NEGATIVE GOODWIL	22,974,632	41,728	38,881	77

NET INCOME FOR THE YEAR	13,239,623	45,902,669	68,016,865	132,716

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I

ENERSIS S.A.

STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2005 and thousands of US dollars)

	As of December 31,
	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

Net income (loss) for the year	13,239,623	45,902,669	68,016,865	132,716

GAIN (LOSSES) FROM SALES OF ASSETS:
Gain on sale of investments	(93,263,593)	—	—	—

Charges (credits) to income which do not represent cash flows:
Depreciation	1,152,102	1,092,973	1,095,531	2,138
Amortization of intangibles	76,491	76,491	76,491	149
Equity in income of related companies	(120,774,424)	(163,201,598)	(173,283,190)	(338,114)
Equity in losses of related companies	76,084,324	21,603,514	23,057,042	44,989
Amortization of goodwill	52,950,110	53,110,052	53,238,181	103,879
Amortization of negative goodwill	(22,974,632)	(41,728)	(38,881)	(76)
Price-level restatement, net	4,700,179	2,208,664	1,619,338	3,160
Exchange difference, net	(32,423,148)	(5,280,312)	6,538,456	12,759
Other credits to income which do not represent cash flows	(310,377)	(896,277)	(4,664,529)	(9,102)
Other charges to income which do not represent cash flows	56,476,167	30,037,839	7,162,321	13,975

Changes in assets which affect operating cash flows:
Decrease in dividends receipts	—	68,869,948	86,042,128	167,887
Decrease (increase) in trade receivables	(471,228)	452,464	—	—
Decrease (increase) in other assets	18,882,503	(9,258,840)	(2,499,084)	(4,876)

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	(6,126,937)	(4,368,687)	(4,306,004)	(8,402)
Increase in interest payable	(29,105,337)	6,022,609	(946,941)	(1,848)
Decrease in income tax payable	(13,418,066)	(18,776,966)	(9,216,116)	(17,983)
Increase in other accounts payable associated with operating results	1,545,313	(20,004,827)	(37,698)	(74)
Net decrease (increase) in value added tax and other similar taxes payable	5,006	39,390	(301,347)	(588)
Net cash flows provided by operating activities	(93,755,924)	7,587,378	51,552,563	100,589

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares	580,291,025	—	—	—
Loans obtained	390,248,387	77,972,560	—	—
Proceeds from bond issuances	232,964,204	—	1,154,286	2,252
Loans obtained from related companies	—	87,819,535	25,233,138	49,235
Other sources of financing	18,806,765	13,099,629	444,178	867
Dividends paid	(75,137)	(61,220)	(14,049,201)	(27,413)
Payment of loans	(1,119,997,313)	(172,978,056)	(149,483,004)	(291,674)
Payment of bonds	(90,718,676)	(139,486)	(144,844)	(283)
Payment of loans obtained from related companies	(68,915,379)	(88,317,516)	(38,671,985)	(75,458)
Payment of bond issuance costs	(11,502,133)	(11,853,047)	—	—
Other disbursements for financing	(64,037,353)	(2,810,074)	(5,844,831)	(11,405)

Net cash used in financing activities	(132,935,610)	(97,267,675)	(181,362,263)	(353,879)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales long-term investment	171,420,748	—	—	—
Proceeds from loans granted to related companies	56,356,495	112,607,167	217,222,481	423,849
Proceeds from other loans granted to related companies	—	101,757,164	—	—
Sales of another investments	—	—	1,083,569	2,114
Long-term investments	—	(356,342)	(24,300,093)	(47,415)
Additions to property, plant and equipment	—	(97,416)	(145,384)	(284)
Other loans granted to related companies	(6,146,443)	(102,971,860)	(144,361,232)	(281,680)
Other receipts from investments	1,736,693	2,198,531	55,921,323	109,115

Net cash used in investing activities	223,367,493	113,137,244	105,420,664	205,699

POSITIVE NET CASH FLOW FOR THE PERIOD	(3,324,041)	23,456,947	(24,389,036)	(47,591)

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(537,485)	(324,850)	(201,599)	(391)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,861,526)	23,132,097	(24,590,635)	(47,982)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	5,383,054	1,577,158	24,709,255	48,213

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	1,521,528	24,709,255	118,620	231

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of	Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	(loss) for
	capital	capital	reserves	earnings	development stage	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2003	751,208,197	33,370,057	46,879,587	402,807,650	(4,937,110)	(223,748,087)	1,005,580,294
Capital increase	1,471,844,920	125,881,577	—	—	—	—	1,597,726,497
Transfer of prior year loss to retained earnings	—	—	—	(228,581,520)	4,833,433	223,748,087	—
Changes in equity of affiliates	—	—	(11,432,599)	—	—	—	(11,432,599)
Deficit of subsidiaries in the development stage	—	—	—	—	(1,302,667)	—	(1,302,667)
Cumulative translation adjustment	—	—	(61,587,469)	—	—	—	(61,587,469)
Price-level restatement of capital	4,658,223	71,728	468,796	1,790,596	(49,372)	—	6,939,971
Net income for the year	—	—	—	—	—	12,467,863	12,467,863

As of December 31, 2003	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890

As of December 31, 2003 (1)	2,365,606,672	169,185,478	(27,260,762)	186,912,161	(1,545,825)	13,239,624	2,706,137,348

As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	12,467,863	2,548,391,890
Capital increase	—	(563,714)	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	(12,467,863)	—
Changes in equity of affiliates	—	—	(4,435,524)	—	—	—	(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	(103,832,123)
Reserve Technical Bulletin No. 72	—	—	11,992,130	—	—	—	11,992,130
Price-level restatement of capital	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	63,692,887
Net income for the year	—	—	—	—	—	44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142

As of December 31, 2004(1)	2,365,606,672	168,583,951	(127,002,198)	201,375,876	(2,769,916)	45,902,669	2,651,697,054

As of January 1, 2005	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	(44,307,596)	—
Changes in equity of affiliates	—	—	(5,851,418)	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	(97,676,664)
Reserve Technical Bulletin No. 72	—	—	(6,197,072)	—	—	—	(6,197,072)
Price-level restatement of capital	82,202,548	5,858,130	(4,413,204)	7,979,618	—	—	91,627,092
Net income for the year	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,951	(236,727,352)	230,391,292	—	68,016,865	2,595,871,428

As of December 31, 2005 (2)	4,615,818	328,944	(461,907)	449,544	—	132,716	5,065,115

(1) Restated in thousands of constant Chilean pesos as of December 31, 2005.

(2) Expressed in thousands of US$ as of December 31, 2005

The accompanying notes are an integral part of these consolidated financial statements.

* * * * * *