Form 20-F
period 2006-12-31
ENERSIS SA
filed 2007-05-14
CIK 912505

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number: 001-12440
ENERSIS S.A.
(Exact name of Registrant as specified in its charter)

ENERSIS S.A.	CHILE

(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)
Avenida Santa Rosa 76, Santiago
Santiago, Chile

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered

American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value	New York Stock Exchange*
$350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
$150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
$ 350,000,000 7.375% Notes due January 15, 2014
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Shares of Common Stock: 32,651,166,465
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act:
YES ☑           NO ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
YES ☐           NO ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
YES ☑           NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition in definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☑          Accelerated filer ☐           Non-accelerated filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
ITEM 17 ☐           ITEM 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
YES ☐          NO ☑

GLOSSARY

AESGener	AES Gener S.A.	Chilean generation company that competes with Endesa Chile in Chile, both in the SIC and in the SING systems, as well as in Argentina, Brazil and Colombia.

AFP	Administradora de Fondos de Pensiones	Chilean pension funds.

Ampla	Ampla Energía e Serviços S.A.	Brazilian distribution company operating in Rio do Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Endesa Chile’s Colombian subsidiary which operates a 541 MW hydroelectric facility.

Cachoeira Dourada	Centrais Eléctricas Cachoeira Dourada S.A.	Brazilian company owned by Endesa Brasil, a subsidiary of Enersis, with a hydroelectric capacity of 658 MW.

CAM	Compañía Americana de Multiservicios Ltda.	Enersis’ subsidiary engaged in the electrical parts procurement business.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine company in charge of the operation of the MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretary of Energy.

CCE	Compañía Chilena de Electricidad Ltda.	Chilean Electricity Company, founded in 1921; origin of Enersis.

CCEE	Cámara de Comercialização de Energia Elétrica	Chamber of Energy Trading, in Brazil.

CELTA	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’ subsidiary that operates in the SING with 182 MW in thermal plants

CEMSA	Compañía de Energía del Mercosur S.A.	Endesa Chile’s subsidiary trading company with operations in Argentina.

CGE	Compañía General de Electricidad S.A	The second largest Chilean distribution company after Chilectra.

CGTF	Central Geradora Termeléctrica Endesa Fortaleza S.A.	CGTF owns a 322 MW combined cycle generating plant, located in the state of Ceará. CGTF is fully owned by Endesa Brasil, Enersis’ subsidiary.

Chilectra	Chilectra S.A.	Largest Chilean distribution company owned by Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, Enersis’ subsidiary.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission; governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by Enersis.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará; Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Chile’s subsidiary transmission company with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with concession area in the northern part of Lima.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of Buenos Aires.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa Chile’s subsidiary with two hydroelectric plants, El Chocón (1,200 MW) and Arroyito (120 MW), both located in the Limay River, Argentina.

Elesur	Elesur S.A.	A Chilean subsidiary of Enersis that absorbed Chilectra, and later changed its name to Chilectra.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, subsidiary of Enersis, created in 2005 to improve the positioning of the Group.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Main Chilean power producer with operations in five countries in South America.

Endesa Internacional	Endesa Internacional S.A.	Endesa Spain subsidiary to control operations in Latin America.

Endesa Spain	ENDESA, S.A.	The largest electricity generation and distribution company in Spain; it owns a 60.6% beneficial interest in Enersis.

IMV	Inmobiliaria Manso de Velasco Limitada	Enersis wholly-owned subsidiary devoted to the real estate business.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market. The MEM operates the Sistema Interconectado Nacional or National Interconnected System, or NIS, in Argentina.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétricos	Brazilian nonprofit private entity responsible for the planning and coordination of operations in interconnected systems.

ORSEP	Organismo Responsible de la Seguridad de las Presas	The entity for safety of dams.

OSINERG	Organismo Supervisor de la Inversión en Energía	Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electric company, owner of the 467 MW Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electric company, owner of three power stations in the Maule basin, with a total generation capacity of 69555 MW. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electric company, owner of a 379 MW thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electric industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected system.

SING	Sistema Interconectado del Norte Grande	Electric system operating in the northern region of Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and insurances.

Synapsis	Synapsis Soluciones y Servicios IT Ltda.	Wholly owned subsidiary of Enersis engaged in the computer services business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Chile’s transmission company subsidiary with operations in Argentina.

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos	Argentine institution in charge of renegotiating public service contracts.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valued Added Distribution	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value, in its Spanish acronym.

INTRODUCTION
Financial Information
     As used in this annual Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to ENERSIS S.A. (“Enersis”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and affiliates is expressed in terms of our economic interest as of December 31, 2006.
     In this annual Report on Form 20-F, unless otherwise specified, references to “dollars,” “$,” “U.S. dollars” or “U.S.$” are to U.S. dollars; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$,” or “reais” are to Brazilian reals, the legal currency of Brazil; references to “soles” are to Peruvian soles, the legal currency of Peru; references to “CPs” or Colombian pesos are to the legal currency of Colombia and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2006, 1 UF was equivalent to Ch$ 18,336.38. The dollar equivalent of 1 UF was $ 34.44 at December 31, 2006, using the Observed Exchange Rate, reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2006, of Ch$ 532.39 per $ 1.00. As of April 30, 2007, 1 UF was equivalent to Ch$ 18,413.67. The dollar equivalent of 1 UF was $ 35.01 as of April 30, 2007, using the Observed Exchange Rate reported by the Central Bank of Ch$ 525.96 per $ 1.00.
     Our consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual Report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS. Our audited consolidated financial statements for the three fiscal years ended December 31, 2006 are expressed in constant pesos as of December 31, 2006. See note 2(c) to our consolidated financial statements. For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index or “Chilean CPI”). The Chilean CPI is published by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2006 calendar year is the percentage change between the November 2005 Chilean CPI and the November 2006 Chilean CPI, which was 2.1%. Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 36 to our consolidated financial statements contained elsewhere in this annual Report for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP of stockholders’ equity and net income as of, and for the three years in the period ended, December 31, 2006.
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
     As of December 31, 2006, we consolidated Empresa Nacional de Electricidad S.A., or Endesa Chile, Chilectra S.A., or Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A. or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de

Velasco Limitada, or IMV, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or CAM and Codensa S.A. E.S.P. or Codensa. Through Endesa Brasil, S.A. or Endesa Brasil, we consolidated Ampla Energía e Servicos S.A., or Ampla, Investluz (which in turn consolidated Companhia Energética do Ceará S.A., or Coelce), Central Geradora Termelétrica Endesa Fortaleza S.A., or CGTF, Centrais Eléctricas Cachoeira Dourada S.A. or Cachoeira Dourada and Companhia de Interconexão Energética S.A. or CIEN (which in turn consolidated Compañía de Transmisión del Mercosur or CTM and Transportadora del Energía de Mercosur S.A. or TESA).
     Endesa Chile, in turn, consolidated all of its operational Chilean subsidiaries. In Argentina, Endesa Chile consolidated the hydroelectric company Central Hidroeléctrica El Chocón S.A., or El Chocón, and thermoelectric companies Endesa Costanera S.A., or Endesa Costanera. In Colombia, Endesa Chile consolidated generation companies Central Hidroeléctrica de Betania S.A. E.S.P., or Betania, and Emgesa S.A. E.S.P., or Emgesa. Endesa Chile also consolidated the hydroelectric company Edegel S.A.A., or Edegel, in Peru.
     For the convenience of the reader, this annual Report contains translations of certain peso amounts into dollars at specified rates. Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” at December 31, 2006. No representation is made that the peso or dollar amounts shown in this annual Report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”
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
Calculation of Economic Interest
     References are made in this annual Report to the “economic interest” of Enersis in its subsidiaries or affiliates. In circumstances where we do not directly own an interest in a subsidiary or affiliate, the economic interest in such ultimate subsidiary or affiliate is calculated by multiplying the percentage economic interest in a directly held subsidiary or affiliate by the percentage economic interest of any entity in the ownership chain of such subsidiary or affiliate. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an affiliate, our economic interest in such affiliate would be 24%. References are also made in this annual Report to the economic interest of Endesa Chile in its subsidiaries and affiliates. Calculation of Endesa Chile’s economic interest is made based on the same method used to calculate our economic interest.
     We are a holding company with subsidiaries engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. As of the date of this annual Report, we beneficially owned, directly or indirectly, 60.0% of Endesa Chile’s outstanding capital stock and 99.1% of Chilectra’s outstanding capital stock. ENDESA, S.A. (“Endesa Spain”), the largest electricity generation and distribution company in Spain owned a 60.6% beneficial interest in Enersis as of December 31, 2006.
Forward-Looking Statements
     This annual Report contains statements that are or may constitute forward-looking statements. These statements appear throughout this annual Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:
•	our capital investment program;

•	trends affecting our financial condition or results from operations;

•	our dividend policy;

•	the future impact of competition and regulation;

•	political and economic conditions in the countries in which we or our affiliates operate or may operate in the future;

•	any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•	other statements contained or incorporated by reference in this annual Report regarding matters that are not historical facts.
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

PART I
Item 1. Identity of Directors, Senior Management and Advisors
     Not applicable
Item 2. Offer Statistics and Expected Timetable
     Not applicable
Item 3. Key Information
A. Selected Financial Data.
     The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements including their notes, included elsewhere in this annual Report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from U.S. GAAP. Note 36 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income (loss) and shareholders’ equity for the periods and as of the dates therein indicated. Financial data as of and for each of the five years ended December 31, 2006 in the following table have been restated in constant pesos as of December 31, 2006.
     In general, amounts are in millions except for ratios, operating data, shares and ADS data. For convenience purposes, all data presented in dollars in the following summary as of or for the year ended December 31, 2006 are translated at the Observed Exchange Rate for December 31, 2006 of Ch$ 532.39 per $ 1.00. Such translations should not be construed as representing that the peso amounts actually represent, have been or could be converted into dollars at the rates indicated or used herein or at all. For information concerning historical exchange rates, see “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” below.
     The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2006, which affect the comparability of the data presented below. See note 3 to our consolidated financial statements for a further description of changes in our accounting policies.

	As of or for the year ended December, 31
	2002	2003	2004	2005	2006	2006 (1)
	(Constant Ch$ Millions as of December 31, 2006,					Millions of
	Except share and ADS data)					U.S.$
CONSOLIDATED INCOME STATEMENT DATA Chilean GAAP
Revenues from Operations	2,739,970	2,576,082	2,888,255	3,293,143	3,892,064	7,311
Cost of Sales	(1,898,073)	(1,796,316)	(2,009,541)	(2,234,186)	(2,594,444)	(4,873)
Administrative and Selling Expenses	(244,613)	(183,891)	(187,016)	(230,313)	(229,578)	(431)

Operating Income	597,284	595,875	691,698	828,644	1,068,042	2,007
Equity in Income of Related Companies	9,050	18,992	32,945	6,887	5,039	9
Goodwill Amortization	(554,467)	(57,710)	(56,274)	(56,345)	(55,908)	(105)
Interest (Expense), Net	(393,035)	(382,695)	(305,535)	(207,088)	(265,918)	(499)
Price Level Adjustment	(12,203)	(11,442)	14,417	(11,422)	6,544	12
Other non Operating Income (loss), net	64,406	(74,996)	(97,365)	(88,930)	(98,723)	(185)

Income (loss) before Income Taxes, Minority Interest and Amortization of Negative Goodwill	(288,965)	88,024	280,886	408,746	659,076	1,239
Income taxes	(72,291)	(45,071)	(145,168)	(182,051)	(109,408)	(206)
Extraordinary Items	(24,503)	—	—	—	—	—
Minority Interest	17,831	(84,920)	(106,946)	(173,072)	(269,786)	(507)
Amortization of Negative Goodwill	122,915	55,485	18,095	15,822	6,078	11

Net Income (loss)	(245,013)	13,518	46,867	69,445	285,960	537
Net Income (loss) per Share	(29.55)	0.66	1.44	2.13	8.76	—
Net Income (loss) per ADS	(1,477.58)	20.70	71.77	106.34	437.90	1
U.S. GAAP
Operating Income	(236,589)	489,318	702,832	842,175	1,032,575	1,940
Equity in Income (loss) of Related Companies	25,508	47,285	32,946	(26,936)	9,509	18
Income taxes	(3,018)	(23,581)	(131,130)	(185,596)	(101,998)	(192)
Net Income (loss) from continuing operations	(361,447)	31,962	160,540	124,918	362,152	680
Income (loss) from discontinued operations net of tax and minority interest	182	76	—	—	—	—
Net Income (loss)	(361,265)	32,038	160,540	124,918	362,152	680
Net Income (loss) from continuing operations per Share	(43.59)	1.56	4.92	3.83	11.09	—
Net Income (loss) from continuing operations per ADS	(2,179.78)	78.07	71.77	191.29	554.58	1
Net Income (loss) per Share	(43.59)	1.55	4.92	3.83	11.09	—
Net Income (loss) per ADS	(2,178.70)	77.52	71.77	191.29	554.58	1
Cash Dividends per share	—	—	—	0.44	2.13	—
Cash Dividends per ADS	—	—	—	21.95	106.64	—
Capital stock	859,146	2,587,409	2,587,409	2,587,409	2,587,409	4,860
Number of shares of common stock (thousands)	8,291,020	32,651,166	32,651,166	32,651,166	32,651,166	—
Number of American Depository Shares (thousands)	6,578	55,111	66,345	61,384	61,384	—
CONSOLIDATED BALANCE SHEET DATA CHILEAN GAAP
Total Assets	13,810,387	11,617,221	11,096,860	10,481,004	11,062,409	20,779
Long Term Debt	5,917,810	4,000,907	4,026,563	3,451,643	3,923,079	7,369
Minority Interest	4,435,580	3,631,292	3,305,494	2,858,841	2,869,963	5,391
Stockholders’ Equity	1,101,153	2,762,967	2,707,383	2,650,385	2,869,882	5,391
U.S. GAAP
Total Assets	13,502,056	11,451,812	11,166,609	10,601,905	11,218,412	21,072
Long Term Debt	5,700,623	4,127,015	4,225,161	3,629,544	4,111,953	7,724
Minority Interest	4,661,936	3,391,101	3,068,712	2,654,505	2,678,841	5,032
Stockholders’ Equity	937,414	2,724,075	2,786,704	2,799,385	3,034,318	5,699

	As of or for the year ended December, 31
	2002	2003	2004	2005	2006	2006 (1)
	(Constant Ch$ Millions as of December 31, 2006,					Millions of
	Except share and ADS data)					U.S.$
OTHER CONSOLIDATED FINANCIAL DATA
CHILEAN GAAP
Capital Expenditures	348,130	280,576	281,294	324,116	517,768	973
Depreciation and amortization of intangibles (2)	509,042	439,100	408,603	383,831	422,476	794
U.S. GAAP
Capital Expenditures	348,130	280,576	281,294	324,116	517,768	973
Depreciation and amortization	1,135,890	438,485	387,933	367,662	399,413	750

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$ 532.39 per dollar, the Observed Exchange Rate for December 31, 2006.

(2)	Does not include goodwill and negative goodwill amortization.

	As of or for the year ended December 31,
	2002	2003	2004	2005	2006
Operating Data of Subsidiaries
Chilectra
Electricity Sold (GWh)(1)	9,952	10,518	11,317	11,851	12,377
Number of Customers (thousands)	1,319	1,341	1,371	1,404	1,437
Total Energy Losses (%)(2)	5.6	5.6	5.2	5.5	5.4
Río Maipo
Electricity Sold (GWh)	1,274	—	—	—	—
Number of Customers (thousands)	302	—	—	—	—
Total Energy Losses (%)(2)	6.2	—	—	—	—
Edesur
Electricity Sold (GWh)	12,138	12,656	13,322	14,018	14,837
Number of Customers (thousands)	2,090	2,117	2,139	2,165	2,196
Total Energy Losses (%)(2)	11.6	11.8	11.8	11.4	10.5
Ampla
Electricity Sold (GWh)	7,145	7,276	7,628	8,175	8,668
Number of Customers (thousands)	1,778	2,012	2,115	2,216	2,316
Total Energy Losses (%)(2)	22.6	23.6	22.8	22.4	21.9
Coelce
Electricity Sold (GWh)	5,558	5,905	6,141	6,580	6,769
Number of Customers (thousands)	2,009	2,109	2,334	2,438	2,543
Total Energy Losses (%)(2)	12.9	13.5	13.9	14.0	13.0
Codensa
Electricity Sold (GWh)	9,015	9,254	9,656	10,094	10,755
Number of Customers (thousands)	1,911	1,972	2,015	2,073	2,138
Total Energy Losses (%)(2)	10.3	10.2	9.7	9.4	8.9
Edelnor
Electricity Sold (GWh)	3,872	3,968	4,250	4,530	4,874
Number of Customers (thousands)	871	892	912	925	952
Total Energy Losses (%)(2)	8.5	8.4	8.4	8.6	8.2

Endesa Chile
Installed capacity in Chile (MW)	3,935	3,763	4,477	4,477	4,477
Installed capacity in Argentina (MW)	3,622	3,622	3,623	3,624	3,639
Installed capacity in Colombia (MW)	2,735	2,589	2,609	2,657	2,729
Installed capacity in Brazil (MW)(3)	658	658	658	—	—
Installed capacity in Peru (MW)	1,003	967	967	969	1,426
Production in Chile (GWh)(4)	16,286	16,524	16,797	18,764	19,973
Production in Argentina (GWh)(4)	7,167	7,997	11,290	12,333	13,750
Production in Colombia (GWh)(4)	10,699	10,794	11,881	11,864	12,564
Production in Brazil (GWh)(4)	2,467	3,024	3,262	3,954	4,489
Production in Peru (GWh)(4)	4,141	4,287	4,375	4,763	6,935
Endesa Brasil.
Installed capacity in Brazil (MW)(3)	—	—	—	1,039	980
Production in Brazil (GWh)(4)	—	—	—	3,954	4,489

(1)	Energy sold by Chilectra includes sales to Río Maipo up to 2003, year in which we sold this company.

(2)	Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period. Energy losses arise from illegally tapped energy as well as technical failures.

(3)	As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005. As of the same date, Enersis also started to consolidate Endesa Fortaleza. Ampla had small generation facilities with a capacity of 62 MW, however these facilities were sold as of the beginning of 2006.

(4)	Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.
Exchange Rates
     Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of Endesa Chile’s shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”), and, as a result, will likely affect the price of the Company’s American Depositary Shares (“ADSs”). Such fluctuations will also affect conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars. In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on our earnings.
     In Chile, the Ley Orgánica del Banco Central de Chile 18,840 (the “Central Bank Act”), enacted in 1989, liberalized the ability to buy and sell foreign currency in Chile. The Central Bank Act currently provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign currency, which are generally permitted to be transacted outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile. Free market forces drive both the Formal and Informal Exchange Markets. Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.
     For purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a reference exchange rate (dólar acuerdo or the “Reference Exchange Rate”). The Reference Exchange Rate is set daily by the Central Bank, taking into account internal and external inflation and variations in parities between the peso and each of the dollar, the yen and the Euro in a ratio of 80:5:15, respectively. The daily observed exchange rate (dólar observado) (the “Observed Exchange Rate”) reported by the Central Bank, and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.
     The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities that are not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. On December 31, 2006, the Informal Exchange Rate was Ch$ 533.38, or 0.19% higher than the published Observed Exchange Rate of Ch$ 532.39 per $ 1.00. On April 30, 2007, the informal exchange rate was Ch$ 524.76 per $ 1.00, 0.23% lower than the Observed Exchange Rate corresponding to such date of Ch$ 525.96 per $ 1.00. Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2006.
     The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. No representation is made that the peso or dollar amounts referred to herein could have been or could be converted into dollars or pesos, as the case may be, at the rates indicated or at any other rate. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Observed Exchange Rate (1)
	(Ch$ per U.S.$)
Year	Low (2)	High (2)	Average (3)	Period-end
2002	641.75	756.56	692.32	718.61
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39

	Observed Exchange Rate (1)
	(Ch$ per U.S.$)
Last six months	Low (2)	High (2)	Average (3)	Period-end
2006
November	523.34	530.61	—	527.69
December	524.78	534.43	—	532.39
2007
January	534.42	545.18	—	544.49
February	535.29	548.67	—	540.07
March	535.36	541.95	—	539.21
April	525.96	539.69	—	525.96
Source: Chilean Central Bank.

(1)	Reflects pesos at historical values rather than in constant pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period. This is not applicable to monthly data.
B. Capitalization and indebtedness.
     Not applicable
C. Reasons for the offer and use of proceeds.
     Not applicable

D. Risk factors.
Risks Relating to Our Operations in Every Country in Which We Operate
Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.
     Approximately 64% of our consolidated installed capacity in Chile, Argentina, Brazil, Colombia and Peru is hydroelectric. Accordingly, adverse hydrological conditions affect our business and have a substantial influence over our results.
     During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently. Our operating expenses increase during these periods and, depending on the size of our commitments, we may have to buy electricity from other parties in order to comply with our contractual supply obligations. The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.
     Our generation subsidiaries have a commercial and risk-reduction policy in order to mitigate the potential impact of interruptions to our ability to supply electricity, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company that reduces the risks to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions to the customers. Notwithstanding this risk-reduction policy, a prolonged drought could adversely affect our results.
Regulatory authorities may impose fines on our subsidiaries.
     In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure. Such fines may range from 1 Unidad Tributaria Mensual (“UTM”), or $ 60, to 10,000 Unidades Tributarias Anuales (“UTA”), or $ 7.2 million using the UTM, UTA and foreign exchange rate for December 31, 2006. Any electricity company supervised by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of such company. These fines may be appealed. An electricity company supervised by the SEF may be subject to fines when the electricity system is affected by operating failures, even when it is not within such company’s control to prevent such failures.
     Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.
     In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, or $ 3.9 million, due to their failure to transmit energy in the Metropolitan Region on September 23, 2002. In 2004, the SEF imposed fines on both Endesa Chile and Chilectra in an aggregate amount of 3,860 UTA due to a blackout that occurred in the Metropolitan Region on January 13, 2003. As a result of an administrative resolution, these fines have since been reduced to 3,440 UTA, or $ 2.5 million. In 2005, the SEF imposed fines of 1,260 UTA, or $ 0.9 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region on November 7, 2003. Our subsidiaries are currently appealing these fines, but these appeals may be unsuccessful.
Governmental regulations may impose additional operating costs which may reduce our profits.
     We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate and these regulations may affect adversely our profitability. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.
     The Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined semiannually by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit. If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the “rationed end-consumer price.” If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results of operations may be affected adversely in a material way.
     Similarly, if material rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way. Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.
     Approximately 76% of the installed capacity of our Chilean generation subsidiaries is hydroelectric. These generation companies own unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. However, in 2005, the Chilean Congress approved an amendment to the current laws governing unused water rights. As a result of the amendment, since 2006, Chilean generation companies had to pay an annual license for unused water rights. We are constantly analyzing which water rights we will maintain or disregard for the future. If we determine that some water rights will not be used for a future project, we will abandon such water rights to avoid liability for license payments. During 2007 we paid license fees for the previous year in the amount of 70,816 UTM (or $ 4.3 million). This amount may vary according to the actual water rights we may have in each year. License fee payments during the eight years prior to the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full. With respect to our water rights located in the Eleventh and Twelfth Regions, outside the area comprised by the Sistema Interconectado Central, or SIC, the license fees will be due and payable in 2012, under the same tax refund regime.
     In 2001, the Ministry of Economy issued Resolution 88, under which electricity generators, such as ours, are required to provide electricity to distribution companies that have been unable to contract an adequate supply of electricity for delivery to their customers. The most recent amendment to the electricity law, Short Law II, established a mechanism of transitory compensations, under which until December 31, 2009, energy sales derived from Resolution 88 must be made at the spot price, versus node prices. For a more complete discussion of this topic, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”
Environmental regulations in the countries in which we operate may increase our costs of operations.
     Our operating subsidiaries are also subject to environmental regulations, which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators. Approval of these environmental impact studies may be withheld by governmental authorities. In addition, public opposition may cause delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments. See “Item 4. Information on the Company — B. Business Overview —Electricity Industry Regulatory Framework.”

Foreign exchange risks may adversely affect our results from operations and financial condition.
     The peso and the other South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are linked in part to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar.
     Because of this exposure, the cash generated by our subsidiaries can be diminished materially when our local currencies devalue against the dollar. Future volatility in the exchange rate of the peso, and the other currencies in which we receive revenues or incur expenditures, to the dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
     As of December 31, 2006, Enersis had total consolidated indebtedness of $ 7,003 million, which includes the effect of currency hedging instruments. This amount is different from the accounting figures which include accrued interests. Of this amount, $ 3,121 million, or 45%, was denominated in dollars and $ 1,284, in pesos. In addition to the dollar and the peso, our foreign-currency denominated consolidated indebtedness included the equivalent of $ 1,142 million in Brazilian reais (including the effect of a $/R$ swap contract), $ 987 million in Colombian pesos, $ 349 million in Peruvian soles, $ 118 million in Argentine pesos, and $ 2 million in Euros for an aggregate of $ 2,598 million in currencies other than pesos and dollars.
     For the twelve-month period ended December 31, 2006, our revenues amounted to $ 8,299 million (before consolidation adjustments) of which $ 448 million, or 5%, were denominated in dollars, and $ 1,407 million, or 17%, were linked in some way to the dollar. In the aggregate, 22% of our revenues (before consolidation adjustments) were either in dollars or tied to dollars through some form of indexation. On the other hand, $ 1,649 million was attributable to revenues in pesos, which represent 20% of our 2006 revenues before consolidation adjustments. At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2006, included the equivalent of $ 2,142 million in Brazilian reais, $ 1,169 million in Colombian pesos, $ 935 million in Argentine pesos, and $ 549 million in Peruvian soles. Despite the fact that we have revenues and debt in these four currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.
We may be subject to refinancing risk.
     As of December 31, 2006, on a consolidated basis, we had $ 608 million of indebtedness maturing in 2007, $ 1,232 million in 2008, $ 2,462 million maturing in the period 2009-2011 and $ 2,701 million thereafter.
     As of December 31, 2006, we had indebtedness maturing in 2007 of $ 104 million in Argentina, $ 82 million in Brazil, $ 196 million in Colombia, $ 172 million in Peru, and $ 54 million in Chile.
     We are subject to certain fairly standard financial covenants including maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt to equity and minimum ratios of adjusted cash flow to interest expense as defined in the debt agreements. In addition, most of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding $ 30 million on an individual basis. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness could become due and payable. For more information on covenants and relevant provisions for these credit facilities, see “Item 5 — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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
     As of the date of this Report, Argentina is the country with the highest refinancing risk. As of December 31, 2006, the third-party financial debt of our Argentine subsidiaries amounted to $ 482 million. As a matter of policy for all of our Argentine subsidiaries, as long as the foreign currency restrictions apply, and as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over most of our Argentine outstanding debt. If our creditors do not continue to accept, or the Argentine Central Bank will not continue to permit, rolling over debt principal when it becomes due, we may be unable to refinance such indebtedness on terms that would otherwise be acceptable to us.
We are a holding company and depend on payments from our subsidiaries and affiliates to meet our payment obligations.
     We are a holding company with no significant assets other than the stock of our subsidiaries. In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates, as well as cash from proceeds of the issuance of new securities. Our ability to pay our obligations will depend on the receipt of distributions from our subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations, and foreign exchange controls that may be imposed in any of the five countries where they operate. Our subsidiaries and equity affiliates may be additionally limited by their operating results.
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
     Dividend Limits and Other Legal Restrictions. Our Chilean subsidiaries are subject to customary legal restrictions limiting the amount of dividend distributions. Some of our non-Chilean subsidiaries are also subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our subsidiaries which are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.
     Contractual Constraints. Distribution restrictions in our subsidiaries’ contractual agreements include the following: prohibitions against dividend distributions by many companies in the case of default, and Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt-to-equity ratio and debt coverage ratio (in each case, as defined in Pangue’s credit agreement); prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Ampla and Coelce in Brazil, and Endesa Costanera in Argentina, in each case in the case of default and if not in compliance with certain financial ratios.
     Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.

     Foreign Currency Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to emergency restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside of Argentina.
The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.
     In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short- and medium-term availability of this fuel both in Chile and in Argentina. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Strong demand for electricity in Chile’s central region increased by 6.6 % in 2006 and is expected to continue to increase significantly in the foreseeable future. Increasing demand, combined with a low level of mid-term investment in the electricity sector, particularly exposes the Chilean electricity sector to the adverse effects of the Argentine natural gas crisis. Since 2004, Chile has been affected by increasing restrictions in the supply of natural gas from Argentina despite the existence of long-term contracts.
     Our combined cycle plant San Isidro, which operates with natural gas and diesel oil, our two gas turbine units in Taltal, which operates one unit with natural gas and the other with either natural gas or diesel oil, and our related company GasAtacama, which operates with natural gas and diesel oil, each has gas contracts with Argentine suppliers and have been affected adversely by restrictions of natural gas from Argentina. The materiality of the impact in the future will depend on the level of natural gas restrictions from Argentina and the contractual commitments of each company.
South American economic fluctuations are likely to affect our results from operations.
     All of our operations are located in South America. In 2006, we generated 68% of our consolidated operating revenues and 62% of our consolidated operating income outside Chile (before consolidation adjustments). Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.
     The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country can have a significant effect on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events in other countries and such effects may affect the value of our securities. Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and distribution of cash from subsidiaries in these countries have proven to be volatile.
Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may affect our business adversely.
     Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economy of Argentina, Brazil, Colombia and Peru. These governments’ actions to control inflation and affect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could affect our business and financial results adversely, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to such circumstances. If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to be less profitable, and our results from operations may be affected adversely.
     From 2001 to 2003, the Argentine government imposed a number of monetary and currency exchange control measures that included restrictions on the free transfer of funds deposited with banks and severe restrictions on transferring funds abroad which were gradually relaxed.
     There can be no assurance, however, that the Argentine Central Bank will not once again require its prior authorization for the transfer of funds abroad for principal and/or interest payments by any of our Argentine subsidiaries to their foreign creditors or for dividend payments by our Argentine subsidiaries to their shareholders.
     If the Argentine Central Bank reinstates restrictions on the transfer of funds outside of Argentina that prevent our Argentine subsidiaries from paying principal on certain of their external debt, a substantial portion of their debt obligations may become due and payable. In addition, such restrictions may impede the ability of our Argentine subsidiaries to make cash distributions to us.
Construction of new facilities may be affected adversely by factors associated with these projects.
     Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits; shortages or changes in the prices of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our affiliates operate; adverse weather conditions, which may delay the completion of power plants or substations; natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.
     Any of these factors may cause delays in the completion of all or part of our capital investments program and may increase the cost of the projects.
We are currently involved in various litigation proceedings.
     We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.
     We are a party to a number of legal proceedings, some of which have been pending for several years. Some of these claims may be resolved against us. Our financial condition or results from operations could be adversely affected in a material way if certain of these material claims are resolved against us. See note 30 of “Item 18. Financial Statements.”
There may be potential conflicts of interest with our affiliates which could affect our business adversely.
     Endesa Spain currently owns 60.6% of Enersis’ share capital. Therefore, Endesa Spain has the power to determine the outcome of most material matters that require shareholders vote, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. Endesa Spain can also exercise influence over our operations and business strategies. Endesa Spain conducts its business in South America through us and through affiliates not consolidated by us.
     Certain of our directors are officers of Endesa Spain and officers and directors of certain subsidiaries of Endesa Spain. For more information about these directors, please refer to “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.”
     Our subsidiaries sell electricity to other companies controlled by Endesa Spain at regulated prices and have entered into contracts for other services with other companies controlled by Endesa Spain.

     To the extent any material conflict arises between our interests and other businesses of Endesa Spain in any jurisdiction in South America, Endesa Spain may have a conflict of interest, which could have an adverse effect on our business.
We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness.
     At the time of this Report, several companies have made tender offers for the control of our current parent company, Endesa Spain. In this context, some of our credit facilities have “change of control” contractual provisions. As of December 31, 2006, $ 1.3 billion of Enersis’ consolidated indebtedness (excluding Endesa Chile on a consolidated basis) and $ 820 million of Endesa Chile’s consolidated indebtedness had some kind of “change of control provision” either in the form of a negative covenant, a mandatory prepayment or otherwise. However, in $ 229 million of Enersis’ subsidiaries’ contracts certain conditions must be met, typically a merger or spin-off that would then result in a change of control before triggering a change of control provision. Similarly, $ 563 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision, or (b) the change of control does not apply to Endesa Spain but to the other companies instead.
     A total of $ 1.1 billion in Enersis and its consolidated subsidiaries other than Endesa Chile, and a total of $ 258 million in bank indebtedness incurred by Endesa Chile have “change of control provisions” which specifically refer to Endesa Spain, directly or indirectly, as the controlling entity. If a change of control were to occur, and we are not successful in obtaining certain waivers or amendments, then the lenders under these facilities would have the ability to accelerate such debt and make it immediately due and payable.
     Approximately $ 100 million of Endesa Chile debt and $ 315 million of Enersis debt are to be found in revolving credit facilities governed by the laws of the State of New York, in which lenders under both facilities, on an individual basis, have rights to accelerate payment if Endesa Spain is no longer, directly or indirectly, the ultimate controlling parent, and, the new controlling entity would have a lower rating (including with respect to outlook) than the unsecured long-term foreign currency rating of Endesa Spain, as rated by each of S&P and Moody’s immediately prior to giving effect to a transaction involving a change of control, as defined. Endesa Spain’s applicable ratings as of this Report are “A3 with negative outlook” according to Moody’s, “A under review with negative outlook” according to S&P, and “A+ under review with negative outlook” according to Fitch.
     Enersis’ subsidiaries in Brazil have credit facilities for an aggregate of $ 744 million with some kind of “change of control language,” some of them involving standard BNDES clauses. BNDES, Banco Nacional de Desenvolvimento Economico e Social, is a state-owned development bank. Although we believe that BNDES would ultimately waive any potential change of control provision, particularly if the ultimate controlling entity had good credit ratings, we can not give assurances that this would effectively be the case.
     If a tender offer for Endesa Spain is successful, and if a change of control were to take place, we cannot give assurances that our lenders and relevant governmental entities such as BNDES in Brazil would waive any acceleration rights that they might otherwise have under such credit agreements. For more detailed information on Enersis and Endesa Chile contractual provisions, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.
     We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depends on water levels in reservoirs, the market prices of primary materials such as natural gas, oil, coal and other energy-related products, as well as the dollar exchange rate. Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity. Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”
Risks by Country
Risk Factors Relating to Chile
Our business is dependent on the Chilean economy and our revenues are sensitive to its performance.
     A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2006, the Chilean economy grew by an estimated 4.2% compared to a 6.3% increase in 2005. The latest Chilean Central Bank estimate for growth in 2007 is in the 4.7%-5.4% range. There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results from operations. Our financial condition and results from operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results from operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.
Lawsuits against us brought outside of Chile or complaints against us based on foreign legal concepts may be unsuccessful.
     We are governed by the laws of Chile and all of our assets are located outside of the United States. All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well. If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States courts or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States. In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.
Foreign exchange risks may affect the dollar amount of dividends payable to holders of our ADSs adversely.
     Chilean trading in the shares of our common stock underlying American Depositary Shares (ADSs) is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.

The relative illiquidity and volatility of Chilean securities markets could affect the price of our ADSs and common stock adversely.
     Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States. In addition, Chilean securities markets may be affected materially by developments in other emerging markets. The low liquidity of the Chilean market may impair the ability of holders of ADSs to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.
Risk Factors Related to Brazil.
Energy losses in Brazil may affect our financial results adversely.
     Our Brazilian distribution subsidiaries experience materially higher energy losses than the rest of our distribution operations, with Coelce and Ampla experiencing average loss rates for 2006 of 13.0% and 21.9%, respectively, compared with an average loss rate of 8.4% for the rest of our distribution operations. Elevated energy loss rates in our Brazilian distribution subsidiaries are due primarily to energy theft, which is particularly acute in areas with high concentrations of low-income customers and in periods of economic downturn. Energy losses affect our financial results because lost energy could otherwise have been distributed to customers or sold to other distributors in return for payment.
Future governmental initiatives may affect our operations adversely.
     Program for Regulatory Losses in Brazil. In connection with the next distribution tariff-setting process in 2008, we expect the government to reduce the provision for energy losses in tariffs. This presents a risk for our companies, Ampla and Coelce, because tariffs today recognize a level of losses close to the actual level of each company. Consequently, any future tariff reduction will negatively affect Brazilian operations if we are not able to reduce the high level of energy theft.
     Brazilian social low-income program. The Brazilian authorities have designed a program that will ensure electricity to those who cannot afford it. The program provides a subsidy to the distributor supply to allow residential consumers to pay a lower tariff for energy if they satisfy certain requirements. Consumers have faced difficulties enrolling in government programs of this kind. To solve this problem, ANEEL, enacted Resolution 148 (2005), which allows consumers to enjoy the benefits of the government program by making a simple declaration agreeing to deliver the documentation that proves compliance with the applicable requirements of the program, but the deadline to do so is May 31, 2007, for customers with an average consumption between 161 and 220 kWh/month, and September 30, 2007, for customers with a consumption between 80 and 160 kWh/month. Approximately 40% of Ampla’s customers need this benefit to pay their electricity bills. If these customers are unable to participate in this program, they may be unable to pay amounts owing to us in a timely manner, if at all, and electricity theft may increase, any of which may adversely affect our operating results.
Risk Factors Related to Argentina
Electricity shortfalls in Argentina adversely affect the Argentine generation export business to Brazil.
     In recent years, the insufficient amount of electricity available in Argentina has not allowed Argentine generators, among them, Endesa Costanera, our Argentine generation subsidiary, to comply with export contracts to Brazil. Endesa Costanera requested from its Brazilian customers, a contractual amendment in order to restore its financial and economic equilibrium but, as of the date of this Report, no amendment agreement has been reached.
     On December 9, 2005, the Argentine and Brazilian governments signed a Memorandum of Understanding, which facilitates the operation of export contracts without the imposition of fines for any non-compliance, through a transitional period expected to end by December 31, 2008. By that time, it is expected that the Argentine electricity supply should be fully reestablished. However, we cannot give assurances that Endesa Costanera will be able to achieve a desired financial and economic equilibrium, nor can we assure that the full Argentine electricity supply will be reestablished before the termination date of the Memorandum of Understanding
     The growing electricity demand and the lack of investment in Argentina produced shortages in the electric power system during 2006, concentrated in summer and winter, due to the fact that power consumption is seasonal.
Risk Factors Related to Colombia
A new set of decrees form Ministry of Mines might change the competitive conditions.
     The ministry of Mines has proposed a set of decrees on service to universalize electricity availability, aiming to increase access to electric service in rural areas and balance competition in the retail market. Even though the initial drafts of these decrees do not represent substantial risks for our business, the final content of them is unknown.
Risk Factors Related to Peru
We may suffer losses as a result of satisfying non-contractual demand from distribution companies at the node price instead of the spot price of electricity.
     In 2004, electricity generators in Peru agreed to satisfy non-contractual demand for the regulated market at the node price through 2007. Each generator has been supplying energy in proportion to its share of the country’s installed capacity. This agreement exposes each generation company to potential losses as a result of differences between the node price and the marginal cost of electricity because a generator may be required to purchase electricity at higher prices in the spot market and resell it at fixed node prices. During 2006, additional distribution company contracts expired and the system operator continued allocating all the non contracted withdrawal of energy to distribution companies in proportion to generators’ installed capacity, thus increasing the risk to generators. The average spot market price in 2006 reached approximately $ 63 per MWh and the node price averaged approximately $ 36 per MWh. In November 2006, the generation companies and the Peruvian Government agreed on an amendment to the method used to assign the additional energy supplied to distribution companies whose contracts expired during 2006. Such conventions were legally established in December under Urgency Decree 035. Before that, and as a direct consequence of this problem, Edegel experienced lack of liquidity, and some financial covenants in certain debt agreements became stressed, forcing the company to request waivers.
     Regarding non-contracted energy withdrawals for distribution companies in 2007, further laws implemented a bidding regime for the energy and capacity required. The first bids carried out in accordance with such laws took place in December 2006, and as a result, almost all of the demand for 2007 has been successfully covered. However, there can be no assurance that these regulations will be reinstated after 2007; if not, and the price for non-contracted distributor withdrawals are set at node prices, Edegel may be exposed again to losses as a result of differences between the node prices and the marginal cost.

Item 4. Information on the Company
A. History and development of the Company.
Description of Business
     Enersis was originally organized as Compañía Chilena Metropolitana de Distribución Eléctrica S.A., as recorded in a public deed on June 19, 1981. The existence of our company was authorized, and its by-laws were approved, pursuant to Resolution No. 409-S on July 17, 1981, issued by the Chilean SVS. The by-laws have been amended subsequently. The existence of our company under its current name, ENERSIS S.A., or Enersis, dates back to August 1, 1988. Enersis is a publicly held limited liability stock company domiciled in Santiago, Chile, and operates under Chilean law and regulations.

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
     We are an electric utility company primarily engaged, through our subsidiaries and affiliates, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. We have over 11.5 million customers on a consolidated basis and as of December 31, 2006, our consolidated assets were Ch$ 11,062.4 billion and our consolidated operating revenues were Ch$ 3,892 billion.
     Through Endesa Chile and Endesa Brasil, we have 13,299 MW of installed capacity with 49 plants in the five countries where we operate. Endesa Spain, Spain’s largest electricity generation and distribution company, acquired control of our company in April 1999 and owned 60.6% of our outstanding shares as of December 31, 2006.
     We are one of the largest private companies involved in the electricity sector in Chile, measured by consolidated assets and consolidated operating revenues. We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919. In 1970, the Chilean government nationalized CCE. In 1981, CCE’s operations were divided into one generation company, the current AESGener S.A (“AESGener”), and two distribution companies, one with a concession in the Fifth Region, the current Chilquinta S.A., and the other with a concession in the Santiago Metropolitan Region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization. On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A. In 1989, Río Maipo (now CGE Distribucion S.A.) was spun off from Chilectra, and Río Maipo has since operated the electricity distribution concession in the more rural southern and western portions of the Santiago Metropolitan Region. Enersis sold Río Maipo on April 30, 2003. In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile. We began our international operations with the 1992 investment in Edesur, the Argentine electricity distribution company. We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru. We remain focused on the electricity sector, although we also have small operations in other businesses.
     We continually evaluate potential asset reorganizations with the purpose of optimizing operating, financing and tax considerations. We expect to undertake such transactions, with a focus on the reorganization of Enersis, Endesa Chile and our subsidiaries.
     To achieve synergies in Peru during 2006 we conducted the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa”, 60%-owned by Endesa Spain), which had a 457 MW thermoelectric generation company.
     In 2005, Endesa Brasil was formed as a holding company to manage all generation, transmission and distribution assets that Endesa Internacional, Enersis, Endesa Chile and Chilectra held in Brazil, namely through Ampla, CGTF, Investluz, CIEN, Cachoeira Dourada and Coelce. Enersis began consolidating Endesa Brasil in October 2005. In 2006, the International Finance Corporation (IFC) became a new shareholder in Endesa Brasil, contributing $ 50 million in the Brazilian holding company, and at December 31, 2006, Enersis directly and indirectly controlled 53.6% of the capital stock and voting rights of Endesa Brasil.
     In December 2006, the Board of Directors of Endesa Chile’s subsidiaries in Colombia, Emgesa and Betania, agreed to a merger of both generation companies. The merger should be completed during 2007 and will result in a new company which will maintain the name Emgesa S.A., holding assets for $ 2.5 billion and an installed capacity of 2,856 megawatts, equivalent to 21% of the Colombian market share.
     In order to simplify the organizational structure, diminish corporate costs, improve performance and optimize taxes, on April 2006, Enersis decided to merge Elesur S.A. (“Elesur”) and Chilectra, in Chile. As a consequence of this merger, Elesur absorbed Chilectra; the surviving company adopted the name of Chilectra.
Recent Developments
     Since September 2005, several companies, including large European utilities, have actively pursued control of Endesa Spain, our current controlling parent company.
     At the time of this Report, we cannot predict if any of these companies, individually or jointly, will be successful in acquiring control over Endesa Spain. We have outstanding credit facilities with “change of control” provisions which could trigger acceleration of certain indebtedness. See “Item 3. Key Information—D. Risk Factors”.
Capital Investment Program
     We coordinate the overall financing strategy of our subsidiaries and intercompany advances to optimize debt management as well as the terms and conditions of our financing. Our operating subsidiaries independently develop capital expenditure plans financed by internally generated funds or direct financings. One of our goals is to focus on investments that will provide a long-term benefit such as energy loss reduction projects. Additionally, by focusing on Enersis as a whole and seeking to provide services across the group of companies, we are aiming to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any financial structure, and investments will depend on the market conditions at the time the cash flows are needed.
     For the period between 2007 and 2011, we expect to make capital expenditures of Ch$ 2,956 billion (or $ 5.2 billion, approximately) in our majority-owned subsidiaries, including Endesa Chile. The table below sets forth the capital expenditures made by our subsidiaries between 2004 and 2006 and the expected capital expenditures for the period 2007-2011.

	Capital Expenditure
	(in billions of Ch$)
	2004	2005	2006	2007-2011
Electricity Generation/Transmission (1)(2)	92	60	219	1,334
Electricity Distribution	189	266	360	1,594
Other Businesses	6	6	6	29

Total	287	332	586	2,956

(1) Since October 2005, we include investments corresponding to CGTF and CIEN. These companies are subsidiaries of Endesa Brasil, which in turn is consolidated by Enersis.
(2) Since January 1, 2006, we include investments corresponding to Etevensa, merged into Edegel.
Electricity Generation and Transmission
     The electricity generation and transmission businesses had total capital expenditures of Ch$ 219 billion in 2006. For the period between 2007 and 2011, we expect to make further capital expenditures of Ch$ 1,334 billion in maintenance of existing operating plants and expand installed capacity.
     In 2005, Endesa Chile decided to construct San Isidro II, a 377 MW thermal power plant, which is located beside San Isidro I. The total investment is expected to be Ch$ 119 billion. San Isidro II unit was successfully synchronized and started its commercial operations on April 23, 2007, in open cycle, with a capacity of 248 MW.
     In addition, in 2005 Endesa Chile began the construction of Palmucho, a 32 MW hydroelectric plant located in Ralco’s dam, which will take advantage of the flow that Ralco must release under the conditions of Ralco’s Environmental Impact Assessment. Total investment is expected to be Ch$ 22 billion.
     In September 2006, Endesa Eco began the construction of Ojos de Agua, a mini hydroelectric plant located 100 kilometers from the city of Talca, close to the Cipreses power plant, downstream from the La Invernada Lagoon. This small plant will have a capacity of 9 MW, and the investment is expected to be Ch$ 11 billion.
     In September 2006, Endesa Chile formed the company Centrales Hidráulicas de Aysén S.A, in which Endesa Chile has a 51% shareholding and Colbún S.A (“Colbún”) owns the remaining 49%. The purpose of this company is the development of the Aysén power plants to be located in the 11th Region (southern zone) of Chile. These Aysén plants, involving a total installed capacity of 2,400 MW, would require an investment of around Ch$ 1.2 trillion.
     Furthermore, in February 2007, Endesa ECO began the construction of the Canela project, a wind farm which will comprise 11 aero-generators of 1.65 MW each, totaling a projected capacity of 18 MW. This project is located 80 kms north of Los Vilos, in the district of Canela, in Chile’s 4th Region. Total investment is expected to be Ch$ 18 billion.
     Endesa Chile is also actively participating in the government-sponsored initiative to increase the diversification of the country’s energy matrix through the LNG project, a re-gasification terminal, together with Enap, Metrogas and British Gas (the gas supplier). The company GNL Chile S.A. has already agreed to the conditions of the Project Development Agreement (PDA) with British Gas. The project comprises a re-gasification capacity of 9.5 million cubic meters per day, the construction of a 1,500 mts pier, and two GNL storage tanks with a capacity of 160,000 cubic meters each one. Endesa Chile’s capital commitment should be approximately $ 37 million.

Electricity Distribution
     All of our distribution companies expect to fund capital expenditures through internally generated funds. In 2006, we incurred total capital expenditures of Ch$ 360 billion, principally to better service demographic growth and new clients, as well as to reduce energy losses.
     In 2006, Chilectra incurred capital expenditures of Ch$ 61.2 billion, principally to service demographic growth and new clients. Edesur incurred capital expenditures of Ch$ 36.6 billion, principally due to maintenance and expansion of existing facilities to service new clients, improve security and quality. Codensa incurred capital expenditures of Ch$ 43.8 billion, principally to service demographic growth, new clients and improve security. Edelnor incurred capital expenditures of Ch$ 20.9 billion, principally to service demographic growth and new clients. During 2006, Endesa Brasil’s distribution companies incurred capital expenditures of Ch$ 198 billion, including Ampla with capital expenditures of Ch$ 113.9 billion, to expand existing facilities and reduce energy losses, and Coelce with capital expenditures of Ch$ 84.1 billion to service new clients, reduce energy losses and to satisfy regulatory requirements.
B. Business overview.
Business Strategy
     We believe that there is long-term potential for significant growth in per capita energy demand in South America, as well as for significant growth attributable to demographic trends. We seek to take advantage of our know-how and market position as the leading private sector electricity company in the region to:
•	enhance earnings through expansion of our unregulated client base;

•	reduce our exposure to hydrological risk with commercial policies that reduce contracted sales and increase sales in the spot markets;

•	improve our operating margins by reducing the operating costs of our existing businesses; and

•	take advantage of the continued demographic growth in the regions where we operate.
We believe that we have considerable expertise in managing utilities, including:
•	reducing energy losses associated with distribution businesses over the long term;

•	building and operating efficient generation facilities;

•	implementing proprietary billing and accounts receivable management systems;

•	increasing work force productivity while maintaining good labor relations;

•	operating under a range of tariff and regulatory frameworks that reward efficient operations; and

•	maximizing our return on actively managed subsidiaries
Electricity Generation
     Our electricity generation business is conducted primarily through Endesa Chile, which has operating subsidiaries in Chile, Argentina, Colombia, and Peru. Since October 2005, the generation business in Brazil is managed through our holding company, Endesa Brasil. As a whole, total installed capacity reached 13,300 MW as of December 31, 2006.
     Our consolidated electricity production reached 57,439 GWh in 2006, 6.2% greater than the 54,076 GWh produced in 2005. In the electricity industry it is common to segment the business into hydroelectric and thermoelectric generation. This is done because each method of generation has different variable costs for generating electricity. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation. Of our total consolidated generation, 75% was from hydroelectrical sources while the remaining 25% from thermal sources.
     The following table summarizes the information relating to Enersis’ total electricity generation:

	Year ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		GWh	%
Hydroelectric generation	34,858	74	41,675	77	42,858	75
Thermal generation	12,508	26	12,401	23	14,581	25

Total generation	47,366	100	54,076	100	57,439	100

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
     Operating revenues and expenses for the three years are shown in the following table:
ENDESA CHILE’S TOTAL OPERATING INCOME FROM OPERATIONS IN CHILE

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$ as of December 31, 2006)
Operating revenues	474,350	540,113	633,961
Operating expenses	318,945	348,398	344,138
Operating income	155,405	191,715	289,823
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     Endesa Chile and its subsidiaries Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue, Compañía Eléctrica San Isidro S.A., or San Isidro, and Compañía Eléctrica Tarapacá S.A., or Celta, own and operate a total of twenty-two generation plants in Chile. Fourteen of these plants are hydroelectric plants, with a total installed capacity of 3,416 MW. This represents 76.3% of our total installed capacity in Chile. The remaining eight plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of 1,061 MW. Our power plants are connected to the country’s major interconnected electricity systems, SIC, and SING, which together supply energy to over 98% of Chile’s population.
     The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2004	2005	2006
Endesa	2,754	2,754	2,754
Pehuenche	695	695	695
Pangue	467	467	467
San Isidro.	379	379	379
Celta	182	182	182

Total	4,477	4,477	4,477

(1)	The installed capacity was certified during 2006 by Bureau Veritas, according to Norm No. 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.”
     Our total electricity generation in Chile (both the SIC and the SING) reached 19,973 GWh in 2006, 6.4 % higher than in 2005, and accounted for 37.3% of total electricity production in Chile in 2006. Our generation market share in Chile for 2004 was 34.5% and for 2005 and 2006, 37%.
     The following table sets forth the electricity generation for each of our Chilean subsidiaries:
ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2004	2005	2006
Endesa	8,633	10,903	11,642
Pehuenche	3,464	4,060	4,345
Pangue	1,671	2,241	2,432
San Isidro.	2,622	1,178	802
Celta	407	383	751

Total	16,797	18,765	19,973

     Low cost hydroelectric generation accounted for 85.9% of Endesa Chile’s total electricity generation in 2006, as shown in the following table:
ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
	Generation.		Generation.		Generation.
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	12,462	74.2	15,762	84.0	17,148	85.9
Thermal generation	4,335	25.8	3,003	16.0	2,825	14.1

Total generation	16,797	100.0	18,765	100.0	19,973	100.0

     Endesa Chile’s thermal electric generation facilities are either gas-, coal- or oil-fired. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers that establish maximum amounts and price of supply and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (affiliate in which Endesa Chile has a 42.5% interest). We obtain our coal and fuel oil requirements through competitive bidding using major domestic and international suppliers.

     Since 2004, Chile has been affected by natural gas restrictions from Argentina forcing San Isidro and Taltal and other electricity generation plants in Chile to use more expensive fuel oil. Since 2005, San Isidro has entered into swap contracts with Endesa Chile’s subsidiary in Argentina, Endesa Costanera, which allowed San Isidro to temporarily generate with natural gas at the cost of liquid fuel in Argentina. In 2005, Taltal was affected by the reduction in the availability of natural gas to 50% of its daily required volume due to the absence of an export permission approval by the Argentine authority. To reduce the impact of lower natural gas supply, Taltal completed, during the first quarter of 2005, a project that enabled one of its two generation units to operate with alternative liquid fuel.
     The natural gas restrictions and the associated costs have been increasing since 2004. In 2006, the Argentine government promulgated Resolution 534 which increased the natural gas exports base price (according to the Argentina-Bolivia agreement) and related taxes from 20% to 45%.
     To reduce the impact of future natural gas restrictions, Endesa Chile, ENAP and Metrogas signed a Letter Agreement with British Gas (BG) to develop a LNG regasification facility in the Quintero Bay, with fuel to be supplied by BG. In September 2006, a Project Development Agreement (PDA) with BG superseded the Letter Agreement. The Engineering Procurement & Construction Contract is agreed and ready to be signed; the construction is expected to begin in 2007. The commercial operation of the LNG regasification facility is currently projected for 2009.
     Electricity demand during 2006 increased 6.6% in the SIC and 4.2% in the SING. The total electricity sales in the SIC were 34,602 GWh in 2004, 35,900 GWh in 2005 and 38,259 GWh in 2006. The total electricity sales in the SING, were 11,240 GWh in 2004, 11,546 GWh in 2005 and 12,027 GWh in 2006.
     Our physical energy sales in Chile reached 18,461 GWh in 2004, 20,730 GWh in 2005 and 20,923 in 2006, which represent a 40.3%, 43.7% and 41.6% market share, respectively. Our physical generation in Chile has increased since 2004 and the percentage of energy purchases to satisfy our contractual obligations to third parties has declined from 10.2% in 2004 to 6.2% in 2006 as a result of our commercial strategy of reducing contracted sales. This commercial strategy is strongly driven by our decision to reduce hydrological exposure and by Chilean government regulations implemented in 2000 and 2001. We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Government regulations have had the direct effect of increasing contract failure costs, which is the cost that we pay when we are not able to satisfy our contractual commitments, and the indirect effect of discouraging investment in generation assets. Given the effects of the government regulations, energy supply has not increased at the same rate as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative. See “Item 4. Information on the Company–B. Business Overview–Electricity Generation in Chile–Industry Structure and Regulatory Framework.”
     The following table sets forth our electricity purchases and production in Chile:
PHYSICAL PRODUCTION AND PURCHASES IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
		%	Sales	%	Sales	%
	(GWh)	of Volume	(GWh)	of Volume	(GWh)	of Volume
Electricity production	16,797	89.8	18,764	89.2	19,973	93.8
Electricity purchases	1,914	10.2	2,268	10.8	1,317	6.2

Total(1)	18,711	100.0	21,032	100.0	21,290	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.
     Endesa Chile supplies electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the spot market. Commercial relationships with customers are normally governed by contracts. Supply contracts with distribution companies must be auctioned in bidding processes and are generally standardized and have an average term of ten years. Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions reflect competitive market conditions.
     In 2004, 2005 and 2006 Endesa Chile had 56, 53 and 46 customers in Chile respectively, including the main distribution companies of the SIC and the major unregulated industrial customers. There were thirteen distribution companies which made withdrawals pursuant to Resolution 88. (See in this “Item 4. Electricity Industry Regulatory Framework”.) Sociedad Austral de Electricidad S.A., a non-related Chilean distribution company, or Saesa, was the largest client, with purchases of 665 GWh/year. From 2004 to 2005, sales to unregulated customers declined from 26.5% in 2004 to 23.1% in 2005. In 2006, sales to unregulated customers increased to 24.7%.
     The following table sets forth information regarding our sales of electricity in Chile by type of customer:
ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT IN CHILE (GWh)

	Year ended December 31
	2004		2005		2006
		% of		% of		% of
	Sales	Sales	Sales	Sales	Sales	Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers	10,387	56.3	10,575	51.0	10,756	51.4
Non-regulated customers	4,884	26.5	4,797	23.1	5,176	24.7
Electricity pool market sales	3,192	17.3	5,358	25.8	4,991	23.9

Total electricity sales	18,462	100	20,731	100.0	20,923	100.0

     Endesa Chile’s most significant supply contracts with regulated customers are with Chilectra and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile in terms of sales. Its contracts with CGE and Chilectra expire in 2009 and 2010, respectively. In October 2006, Chilectra, CGE, Chilquinta, Emel and Saesa placed the first long term energy requirement bid to be delivered for ten years beginning in January 2010. The energy awarded represented 92% of the total requirement of these distribution companies. The following table shows the energy allocated per company, the percentage of energy allocated compared to the total amount offered by each company and the percentage of the total amount allocated by distributors to each company:

	Energy	Energy	% of energy
	Offered	Allocated	allocated in	% of the total
Company	[Gwh]	[Gwh]	respect of offer	energy allocated
Endesa Chile	6,400	6,395	99.9%	58.7%
Colbún	3,000	2,200	73.3%	20.2%
Gener	1,800	1,389	77.1%	12.8%
Guacolda	1,010	900	89.2%	8.3%
Total	12,210	10,884	89.1%	100.0%

     Customarily, contracts with unregulated customers for the sale of electricity in Chile are long-term, generally ranging from five to fifteen years. Such contracts are normally automatically extended at the end of the applicable term unless terminated by either party upon prior notice. The contracts generally provide that the purchase price be reset periodically to the market price. Some of them include a price adjustment mechanism for high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications for backup power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer. Endesa Chile has not experienced any supply interruptions under its contracts. In case of a force majeure, as contractually defined with non-regulated customers, Endesa Chile is also allowed to refuse purchases and is not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.
     Endesa Chile competes in the SIC primarily with two other electricity generation companies, AESGener and Colbún. According to the maximum power considered by CDEC-SIC in the calculation of “firm power” in 2006, AESGener and its subsidiaries in the SIC had an installed capacity of 1,467 MW, of which 80% was thermal electric, and Colbún 1,819 MW, of which 59% was thermal electric. In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.
     Endesa Chile’s main competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A.or Edelnor, AESGener and Norgener S.A., which have 992, 719, 643 and 277 MW of installed capacity, respectively, and significantly larger operations than our direct operations in the SING, 182 MW through Tarapacá, Celta’s thermal power plant. However, by including our indirect participation in the SING through our unconsolidated company, GasAtacama, whose power plant has 781 MW of installed capacity, our market position increases significantly to 26.8%.
     Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, as 76% of our installed capacity derives from hydroelectric power plants, we generally have lower production costs than companies generating electricity in the SIC with thermal plants. During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.
     Endesa Chile’s main sources of non-operating income are (i) GasAtacama, which has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of 781 MW in Mejillones, and (ii) Electrogas, which produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota.
Operations in Argentina
     Our generation operations in Argentina are consolidated through Endesa Chile. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN ARGENTINA

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$)
Operating revenues	156,866	160,088	235,416
Operating expenses	121,787	147,754	200,213
Operating income	35,079	12,334	35,203

     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     Endesa Chile participates in electricity generation in Argentina through its subsidiaries Endesa Costanera and El Chocón, with a total of five power plants, two of which are hydroelectric plants, with total installed capacity of 1,320 MW, and three of which are thermal plants, with a total installed capacity of 2,319 MW. In 2006, Endesa Chile’s hydro and thermal generation plants in Argentina represented 15% of the generation capacity in the Mercado Eléctrico Mayorista, (Wholesale Electricity Market), or MEM, compared to 15.6% in 2005 in accordance with the Compañía Administradora del Mercado Mayorista Eléctrico S.A., or CAMMESA. Market share decreased because since March 2006, the MEM’s and the MEMSP (“Sistema patagónico”) have been interconnected by a 500 kV transmission line.
     We also participate in the transmission and trading of electricity in Argentina through our subsidiary, Endesa Brasil and CEMSA. Endesa Brasil was formed in 2005 and consolidates CTM, which owns the Argentine side of a transmission interconnection line with Brazil. CEMSA is a trading company that has entered into contracts with generators in Argentina to export electricity from Argentina to Brazil and Uruguay. See “Item 4. Information on the Company—C. Organizational Structure” for details on associated companies.
     Endesa Costanera and El Chocón, Endesa Chile’s Argentine subsidiaries, participate in two new companies, Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A. These subsidiaries were formed to undertake the construction of two new generation facilities in connection with FONINVEMEM (see below). These power plants are expected to begin operations as gas turbines in 2008 with 1,000 MW of aggregate capacity and should operate as combined cycles by mid 2009 with an additional 600 MW of total aggregate capacity (according to seasonal programming for CAMMESA, February 2007). Since 2002, the government and energy industry authority have intervened in the market which has led to a lack of investment in the electric power sector. An example of authorities’ intervention is that, they have placed limitations on the maximum spot price, calculating the spot price based on the variable cost of generating electricity with natural gas without taking into account the hydrological conditions of rivers and reservoirs or the use of more expensive liquid fuel.
     Resolution 712 (2004), created FONINVEMEM, Fondo de Inversiones Eléctricas en el Mercado Eléctrico Mayorista, a fund that allows for the financing and management of all investments related to increasing the electric power supply within the MEM. (See “Item 4. Information on the Company—B. Business Overview—Electricity Generation in Argentina—Industry Structure and Regulatory Framework”; also see “Item 4. Information on the Company—A. History and Development of the Company” for further detail).
     Endesa Costanera’s installed capacity is thermal and, as of December 31, 2006, accounted for 9.6% of the total installed capacity in the Sistema Interconectado Nacional (the Argentine NIS), Argentina’s major interconnected grid system. Endesa Costanera’s Combined Cycle II 851 MW plant is the largest in Argentina that can operate with either natural gas or diesel. Its 1,138 MW steam turbine power plant can also operate with either natural gas or fuel oil.
     El Chocón is currently the second largest private hydroelectric facility in Argentina, accounting for 6% of the installed capacity in the Argentine National Interconnected System, or NIS, as of December 31, 2006. El Chocón has a 30-year concession for two hydroelectric generation facilities with an aggregate of 1,320 MW of installed capacity. The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS’s major peak suppliers. Variations in El Chocón’s discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.
     The following table sets forth the installed capacity of Endesa Chile’s Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2004	2005	2006 (1)
Endesa Costanera
Costanera steam turbine	1,131	1,131	1,138
Costanera combined cycle II	852	851	859
Central termoeléctrica Buenos Aires Combined Cycle I	320	322	322
Hidroeléctrica El Chócon
El Chócon hydroelectric	1,200	1,200	1,200
Arroyito hydroelectric	120	120	120

Total	3,623	3,624	3,639

(1)	The installed capacity was certified during 2006 by Bureau Veritas, according to Norm No. 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.”
     Total electricity generation in Argentina reached 13,750 GWh in 2006, 11.5% higher than the 12,333 GWh in 2005, and 21.8% higher than the 11,290 GWh registered in 2004. Our generation market share has been 13% of total electricity production in Argentina since 2004.
     The following table sets forth the electricity generation of Endesa Chile’s Argentine subsidiaries:
ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year Ended December 31,
	2004	2005	2006
Endesa Costanera	7,859	8,402	8,709
El Chocón	3,431	3,931	5,041

Total	11,290	12,333	13,750

     Low-cost hydroelectric generation accounted for nearly 36.7% of total generation in 2006, higher than in 2005 because of a relatively rainy year compared to 2005. The percentage of hydroelectric generation in 2004 reached 30.4%, as shown in the following table:
HYDRO/THERMAL GENERATION IN ARGENTINA (GWh)(1)

	Year Ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,431	30.4	3,931	31.9	5,041	36.7
Thermal generation	7,859	69.6	8,402	68.1	8,709	63.3

Total generation	11,290	100.0	12,333	100.0	13,750	100.0

(1)	Generation minus power plant own consumption and technical losses.
     The portion of physical sales supplied by our own generation of energy reached 98.2% of total sales in 2006 while sales supplied by energy purchased from other generators represented 1.8% in 2006, as set forth in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	11,290	97.3	12,333	97.6	13,750	98.2
Electricity purchases	313	2.7	308	2.4	256	1.8

Total(1)	11,602	100.0	12,640	100.0	14,006	100.0

(1)	Energy generation plus energy purchases differs from electricity sales in 2005 and 2006 due to 61 GWh and 80 GWh respectively of power plant consumption of electricity that had been uploaded to the grid, referred to as non-billed electricity consumption.
     Endesa Costanera’s physical sales have increased reaching 8,816 in 2006, 8,466 GWh in 2005, and 7,973 GWh in 2004, despite the decline in contracted sales from 1,183 GWh in 2005 to 758 GWh in 2006. The increase is primarily due to the ease of purchasing from distribution companies versus generation companies given the differences in price in both markets due to regulatory intervention.
     During 2006, Endesa Costanera serviced an average of 35 non-regulated customers and has no contracts with distribution companies. The current Argentine electricity industry price scenario, considering the regulatory measures adopted since 2003, makes sales to distribution companies less attractive than sales to the wholesale market.
     The sales to the pool market increased from 7,283 GWh in 2005 to 7,978 GWh in 2006. Endesa Costanera’s ability to operate with either natural gas or liquid fuel oil in addition to a growing electricity demand and the lack of investment in both natural gas and electricity generation facilities, has explained the company’s increased generation.
     Endesa Costanera had long-term gas-supply contracts, but these are currently not in effect due to Resolution 752 (2005) which prohibits gas distribution companies from selling to large consumers, including electricity generation companies, and requires them to purchase directly from natural gas producers. Since September 1, 2005, Endesa Costanera has been renewing its gas supply contracts with gas producers on a monthly basis and, since July 2006, it has separated its contracts into natural gas supply, and gas transportation and distribution, with Metroenergía and Metrogas, respectively. The gas supply contract expires in December 2007. Although Endesa Costanera has supply contracts, the price for the natural gas has not yet been determined. We expect that negotiations between the Argentine government and the natural gas supply companies will define the commitments for the internal market for the period 2007-2011. The liquid fuel supply is carried out in the spot market under competitive conditions.
     In terms of Endesa Costanera’s export business, in 2005, authorities restricted total access to the electricity spot market and the use of natural gas to export energy to Brazil, contributing to Endesa Costanera’s inability to fully comply with its export contracts to Brazil.
     On December 9, 2005, the Argentine and Brazilian governments signed a Memorandum of Understanding to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period which ends on December 31, 2008. Under this MOU, Endesa Costanera requested from its export customers an amendment to the contract to restore the financial and economic equilibrium provisions, which would result in a price increase. CIEN made different proposals to modify such contracts; however they were not approved in Brazil. Therefore, the contracts have remained inoperative during 2006, there were no regular energy transmissions on the line except for transmission under load supply emergencies in Argentina and Uruguay duly authorized by the Brazilian government, and its clients Furnas Centrais Elétricas S.A (“Furnas”) and Tractebel did not make payments. In November 28, 2006, the Ministry of Mining and Energy enacted

Portaria°294, resolution that allowed CIEN to decrease the contracts for Line 2 only. For further details, see “4.B Business Overview. Operations in Brazil. — Electricity Transmission - CIEN”
     Despite the lack of energy supply from Argentina, CIEN supplied Copel and Ampla, purchasing the energy in the Brazilian spot market.
     Physical sales of El Chocón were 5,191 GWh in 2006, 4,113 GWh in 2005, and 3,630 GWh in 2004. The relative rainy conditions in 2006 explain the increase of 26.2% when compared to 2005. Contracted sales increased from 1,145 GWh in 2005 to 1,359 GWh in 2006. The remaining 3,832 GWh in sales were delivered to the pool market.
     During 2006, El Chocón served an average of 17 non-regulated customers. El Chocón has no contracts with distribution companies because the current Argentine electricity industry price scenario, given regulatory measures adopted since 2003, makes sales to distribution companies less attractive than sales to the wholesale market.
     Endesa Chile charges El Chocón a fee pursuant to an operating agreement with a term equal to the duration of the thirty-year concession which expires August 2023. El Chocón does not have the right to terminate the operating agreement unless Endesa Chile fails to perform its obligations under the agreement. Such fee is payable monthly in dollars and the amount is based on El Chocón’s annual gross revenues.
     The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2004		2005		2006
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	1,855	16.0	2,328	18.5	2,116	15.2
Non-contracted sales	9,749	84.0	10,251	81.5	11,810	84.8

Total electricity sales	11,604	100.0	12,579	100.0	13,926	100.0

     Our Argentine power plants compete with all the major power plants connected to the NIS. Our major competitors in Argentina are AESGroup, Sociedad Argentina de Energía (Sadesa, Bemberg Group), and Petrobrás Energía S.A. The AESGroup has nine power plants connected to the MEM with a total capacity of 2,855 MW and one plant that is not connected to the MEM (Termo Andes), with a total capacity of 600 MW; Sadesa (Grupo Bemberg) owns two plants Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,152 MW); and Petrobrás Energía S.A competes with us through two power plants, Genelba (thermal 674 MW) and Pichi Picún Leufú (hydro 285 MW).
Operations in Brazil
     Since October 2005, Enersis has consolidated its generation and distribution companies in Brazil through Endesa Brasil.
     Endesa Brasil consolidates operations of generation companies CGTF and Cachoeira Dourada; CIEN, which generally trades electricity from two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN, which are owners of the Argentine side of the lines; a distribution company, Ampla, which is the second largest electricity distribution company in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará.
     In Brazil, we have installed a total installed capacity of 980 MW, as of December 2006. Of this amount, 658 MW corresponds to Cachoeira Dourada and 322 MW to CGTF. Ampla also had various small generation facilities with total maximum installed capacity amounting to 62 MW, but these units were sold during 2006, and we make no reference to their operations in this Report.
     Operating revenues and expenses are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN BRAZIL

	Year ended December 31,
	2004	2005(1)	2006(1)
	(in millions of constant Ch$)
Operating revenues	44,432	86,188	167,037
Operating expenses	29,292	46,607	84,959

Operating income	15,140	39,581	82,078

(1)	Operating results from Brazil for 2005 include CGTF’s fourth quarter financials. For 2006 include CGTF’s complete year’s financial statements.
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     The following table sets forth information relating to Enersis’ installed capacity in Brazil:
INSTALLED GENERATION CAPACITY IN BRAZIL (MW) (1)

		(MW)
	2004	2005	2006
Cachoeira Dourada	658	658	658
CGTF	—	319	322

Total	658	977	980

(1)	Total installed capacity defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.
     The following table sets forth the physical energy production of Cachoeira Dourada and CGTF:
PHYSICAL PRODUCTION IN BRAZIL (GWh)

	Year ended December 31
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Cachoeira Dourada	3,262	100.0	3,559	91.1	4,241	94.5
CGTF	—	—	347	8.9	248	5.5

Total	3,262	100.0	3,906	100.0	4,489	100.0

     Cachoeira Dourada has a long-term take-or-pay contract, which was executed in September 1997 when Endesa Chile acquired the concession of Cachoeira Dourada with Companhia Elétrica de Estado de Goiás S.A.

(“CELG”), a regional state-owned distribution company. The contract originally had a term of 15 years. During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW). This contract was modified in 2006, and the parties, agreed to reduce the contracted amount beginning in 2006 and expect the term to expire in 2009. This modification will allow Cachoeira Dourada to have greater energy availability for sales to the group and third parties, and Cachoeira Dourada’s expectations for the future is that the remaining energy can be sold at higher prices.
     The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

	Year Ended December 31,
	2004		2005		2006
		% of Sales		% of Sales		% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	3,398.0	87.1	3,494.0	90.3	3,284.9	78.6
Non-contracted sales	504.0	12.9	373.0	9.7	892.3	21.4

Total electricity sales	3,902.0	100.0	3,867.0	100.0	4,177.2	100.0

     CGTF is wholly owned by Endesa Brasil, in which Enersis holds a 53.6% beneficial interest. CGTF owns a combined cycle plant which uses natural gas or diesel oil. The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and began commercial operations in 2003.
     On January 28, 2004, ANEEL reduced firm capacity of the plants in the northeast, including CGTF, as a result of problems with the gas supply in the region. Later on, an agreement was signed by the plants participating in the Thermo Electricity Priority Program (PPT) in the northeast, included CGTF, Petrobrás and the governmental entities, Operador Nacional do Sistema Elétrico (“ONS”) and the Cámara de Comercialização de Energia Elétrica (“CCEE”), which re-established the firm capacity for such plants. This procedure was approved by ANEEL on December 24, 2004.
     The following table sets forth certain statistical information regarding CGTF’s installed capacity and electricity sales:

	Year ended December 31,
	2004 (1)	2005	2006
Installed capacity (MW)	—	319	322
Electricity sales (GWh)	—	2.690	2.690

(1)	During 2004, CGTF was not consolidated by Enersis.
     CGTF’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.6% of the thermoelectric generators.
     The following table sets forth certain statistical information regarding CGTF’s electricity sales:

	Year Ended December 31,
	2004 (1)		2005		2006
				% of Sales		% of Sales
	(GWh)	(GWh)	(GWh)	Volume	(GWh)	Volume
Contracted sales	—	—	2,690.0	100.0	2,690.0	100.0
Non-contracted sales	—	—	0.0	0.0	0.0	0.0

Total electricity sales	—	—	2,690.0	100.0	2,690.0	100.0

(1)	During 2004, CGTF was not consolidated by Enersis

Operations in Colombia
     Enersis participates in the generation business in Colombia through Endesa Chile. Operating revenues and expenses for the three years are shown in the following table:
TOTAL OPERATING INCOME FROM OPERATIONS IN COLOMBIA

	Year ended December 31,
	2004	2005	2006
	(in millions of constant Ch$)
Operating revenues	266,040	264,410	273,824
Operating expenses	140,741	141,330	152,495
Operating income	125,299	123,080	121,329
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     We indirectly control two electricity generation companies in Colombia, Betania and Emgesa. We have a 99.9% economic interest in Betania, and a 23.5% economic interest in Emgesa. Betania is the operator of Emgesa, although it receives no compensation in return.
     As of December 31, 2006, our Colombian subsidiaries operated a total of eleven generation plants, with a total installed capacity of 2,779 MW. Betania has a 541 MW hydroelectric facility located in Huila. Emgesa had a total installed capacity of 2,238 MW, as of December 31, 2006, 83.1% of which was hydroelectric. Emgesa’s main facilities are located in the Cundinamarca region of Colombia. On January 1, 2006, San Antonio plant (20 MW) was withdrawn from the Colombian NIS and on February 28, 2006, Emgesa bought Termocartagena S.A., which owns power plant Cartagena with three units. As of December 31, 2006, Cartagena had two operative units, with 142 MW of installed capacity. When the third unit ends its maintenance, expected for the second half of 2007, the installed capacity will reach 202 MW.
     Endesa Chile’s hydroelectric and thermal generation plants in Colombia represent 21% of the country’s total electricity generation capacity as of December 31, 2006.
     The following table sets forth the installed generation capacity of Endesa Chile’s Colombian subsidiaries as of December 31, 2006:
INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW) (1) (2)

	(MW)
	2004	2005	2006
Emgesa
Guavio (Hydroelectric)	1,150.0	1,164.0	1,163.0
Cadena Nueva (Hydroelectric)	600.0	601.2	601.2
Termozipa (Thermal)	223.0	235.5	235.5
Cartagena (Thermal)	0	0	142.0
Minor Plants (Hydroelectric) (3)	96.0	115.6	96.1
Betania
Betania (Hydroelectric)	540.0	540.9	540.9

Total	2,609.0	2,657.2	2,778.7

(1)	For 2004, installed capacity corresponds to capacity available for the system while for 2005 and 2006 the figure includes the capacity used for own power plant consumption.

(2)	The installed capacity was certified during 2006 by Bureau Veritas, according to Norm No. 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.”

(3)	As of December 31, 2006, Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and la Junta. On January 1, 2006, San Antonio plant (20 MW) was withdrawn from the Colombian NIS.
     Approximately 86.4% of Endesa Chile’s total installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Its electricity generation in Colombia reached 12,564 GWh in 2006 compared to 11,864 GWh in 2005 and 11,881 GWh in 2004. Endesa Chile’s generation market share in Colombia in 2005 and 2006 was 24%. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which we operate. Companies are free to offer their electricity at prices driven by market conditions, do not have to rely on electricity being dispatched by a centralized operating entity to generate according to the minimum marginal costs of the system. Betania and Emgesa sold 63.2% of their electricity under contracts in 2006, with the remainder sold in the spot market.
     The following table sets forth the energy generation for each of Endesa Chile’s Colombian subsidiaries:
ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh) (1)

	(GWh)
	2004	2005	2006
Emgesa	10,028	9,763	10,360
Betania	1,853	2,101	2,204

Total	11,881	11,864	12,564

(1)	Generation minus power plant own consumption and technical losses.
     Hydrological conditions in 2006 translated into greater generation for Emgesa and Betania when compared to 2005. During 2006, thermal generation represented 2.7% and hydroelectric generation 97.3% of our generation in Colombia. Although the two thermal facilities, Termozipa and Cartagena, represent 13.6% of Endesa Chile’s total installed capacity in Colombia as of December 2006, the variable cost of generation of those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.
     The following table sets forth the levels of electricity production and purchases for Endesa Chile’s Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2004		2005		2006
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,881	77.9	11,864	78.1	12,564	81.3
Electricity purchases	3,368	22.1	3,321	21.9	2,883	18.7

Total(1)	15,249	100.0	15,185	100.0	15,447	100.0

(1)	Energy production plus energy purchases exceed electricity sales due to power plant pump consumption.
     Electricity demand in the Colombian NIS increased 4.1% during 2006. The total electricity consumption in the system was 47,020 GWh in 2004, 48,829 GWh in 2005 and 50,813 GWh in 2006.
     The demand in Colombia’s electricity market has also increased because of the interconnection with Ecuador, which began operations in March 2003. During 2006, physical sales to Ecuador reached 1,608 GWh. A new transmission line between Colombia and Ecuador is expected to begin operations in 2007, increasing the capacity in 270 MW. A physical connection of 100 MW between Ecuador and Peru was also commissioned in 2005, but there have not been energy exchanges because the operational framework has not yet completely defined. Both interconnections with transmission lines represent a potential for greater competition
     During 2006, Emgesa served an average of 877 contracts with non-regulated customers and 18 distribution and trading companies, and Betania served a total of four distribution companies. Our sales to the distribution company Codensa accounted for 30.5% of our total contract sales in 2006. Physical sales to the six largest non-regulated customers altogether reached 3.8% of total contracted sales.
     Our most important generation competitors in Colombia are: Empresas Públicas de Medellín (2,575 MW), Isagen (2,106 MW) and Corelca (1,600 MW). We also compete with the following private companies EPSA (Unión Fenosa) (996 MW) and Chivor, owned by AESGener, (1,000 MW).
     The distribution of our physical sales, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2004		2005		2006
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	9,736	64.3	9,800	65.0	9,687	63.2
Non-contracted sales	5,412	35.7	5,277	35.0	5,640	36.8

Total electricity sales	15,148	100.0	15,077	100.0	15,327	100.0

Operations in Peru
     We participate in the generation business in Peru through Endesa Chile’s subsidiary Edegel. Operating revenues from our business in Peru represented 11.9%, 10.5% and 12.6% of consolidated Endesa Chile’s operating revenues, for 2004, 2005 and 2006, respectively. Operating revenues and expenses for the three years are shown in the following table:

TOTAL OPERATING INCOME FROM OPERATIONS IN PERU

	Year Ended December 31,
	2004	2005	2006(1)
	(in millions of constant Ch$)
Operating revenues	130,501	120,134	168,182
Operating expenses	75,331	65,180	112,647
Operating income	55,170	54,954	55,535

(1)	Includes figures of Etevensa since January 2006.
     For details on the variations of yearly monetary figures, please see “Item 5. Operating and Financial Review and Prospects.”
     Through Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity, as of December 2006, of 1,426 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of 739 MW and two thermal plants which represent the remaining 686 MW of total installed capacity. Since June 2006, Edegel increased its installed capacity by 457 MW as the result of the merger with Etevensa which owned the thermal power plant Ventanilla. Our hydroelectric and thermal generation plants in Peru represent 29.7% of the country’s total electricity generation capacity according to the information reported in December 2006 by the Osinerg. See Item 4.A History and Development of the Company for further detail on the merger.
     The following chart sets forth the installed capacity of Edegel, Endesa Chile’s Peruvian subsidiary:
INSTALLED CAPACITY PER SUBSIDIARY IN PERU (MW)(1)

		(MW)
	2004	2005	2006
Edegel S.A.
Huinco (hydroelectric)	247.3	247.4	247.3
Matucana (hydroelectric)	128.6	128.6	128.6
Callahuanca (hydroelectric)	75.1	75.1	75.1
Moyopampa (hydroelectric)	64.7	64.7	64.7
Huampani (hydroelectric)	30.2	30.2	30.2
Yanango (hydroelectric)	42.6	42.6	42.6
Chimay (hydroelectric)	150.9	150.9	150.9
Santa Rosa (thermal)	227.7	229.1	229.1
Ventanilla (thermal)	0	0	457.0

Total	967.1	968.5	1425.5

(1)	The installed capacity was certified during 2006 by Bureau Veritas, according to Norm No. 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.”
     Our electricity generation in Peru reached 6,662 GWh in 2006, 47.5% more than the electricity generation of 4,516 GWh in 2005, and 61.1% more than the 4,136 GWh in 2004. The increase in thermal electricity generation was 2,043 GWh due to the addition of the generation figures of Ventanilla, as of January 2006, increasing the thermal generation from 9.3% of total generation in 2005 to 37% in 2006. Our generation market share was 27% of total electricity production in Peru in 2006, and 20% for 2004 and 2005.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2004		2005		2006(2)
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,891	94.1	4,095	90.7	4,197	63.0
Thermal generation	245	5.9	422	9.3	2,465	37.0

Total generation	4,136	100.0	4,517	100.0	6,662	100.0

(1)	Generation minus power plant own consumption and technical losses.

(2)	Thermal generation includes Ventanilla’s generation since January 2006.
     Hydroelectric generation represented 63% of Edegel’s total production in 2006. The portion of electricity supplied by Edegel’s own generation was 96.1% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.
     Santa Rosa’s TG7 unit was converted to natural gas in 2005 and Ventanilla’s units and Santa Rosa’s UTI unit was converted in 2006. To provide gas for Ventanilla and Santa Rosa, Edegel signed a flexible gas contract with Camisea that has a fixed dollar rate and is indexed according to a fuel basket, and effective until 2009. Camisea is a gas field located close to the village with that name.
     Additionally, transportation and distribution contracts for the same period were signed. See Item 4.D Plants and Equipment for a definition of types of generation units.
     The following table sets forth the electricity generation and purchases for Edegel over the past three years:
PHYSICAL GENERATION AND PURCHASES IN PERU (GWh)

	Year ended December 31,
	2004		2005		2006(2)
	(GWh)%		(GWh)%		(GWh)%
Electricity Generation	4,136	94.5	4,517	94.8	6,662	96.1
Electricity Purchases	239	5.5	246	5.2	274	3.9

Total(1)	4,375	100.0	4,763	100.0	6,935	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, own power plant consumption and technical losses.

(2)	Figures for 2006 include Ventanilla’s generation and purchases since January 2006.
     Electricity generation in the Sistema Eléctrico Interconectado Nacional, or the SEIN, increased 7.7% during 2006 when compared to 2005, reaching a total yearly generation of 24,763 GWh. Increased demand in Peru is partially a result of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production due to higher international prices for these products.
     The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2004		2005		2006 (2)
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales (1)	3,344	77.3	3,766	81.9	6,145	90.8
Non-Contracted sales	984	22.7	834	18.1	621	9.2

Total Electricity sales	4,328	100.0	4,600	100.0	6,766	100.0

(1)	Includes the sales to distributors without contract.

(2)	Figures for 2006 include Ventanilla ´s sales since January 2006.
     Edegel’s physical sales in 2006 increased nearly 47.1% over sales in 2005. Sales in the spot market decreased nearly 25.5%, and contracted sales increased 63.2%. The increase in contracted sales is primarily due to the merger with Etevensa. During 2006, Edegel had two regulated customers, Luz del Sur and Edelnor, not accounting for sales to distributors that do not have electricity supply contracts. Sales to these distributors represented 21.6% of Edegel’s sales in 2006. The company has eleven non-regulated customers, including ElectroPerú, which was originally Etevensa’s customer. Sales to non regulated customers represented 55.7% of Edegel’s total contracted sales in 2006, compared to 46.7% in 2005.
     Our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacity are 909 MW, 676 MW and 508 MW, respectively.
Electricity Transmission
     CIEN
     Due to the reorganization of the Brazilian assets, as of October 2005, CIEN is fully owned by Endesa Brasil, in which Enersis holds directly and indirectly a 53.7% beneficial interest. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil.
     CIEN permits the energy integration of Mercosur and the import and export of electricity between Argentina and Brazil in either direction. It has two 500 Kv transmission lines covering a distance of about 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and has a total capacity of 2,000 MW.
     CIEN has contracts to sell energy with Furnas and Tractebel, through Line 1, and with Ampla and Copel, through Line 2. Some of this energy was purchased from Endesa Costanera, our generation subsidiary in Argentina. Under normal circumstances, CEMSA, a trading company operating in Argentina, and Endesa Costanera, sell energy to CIEN.
     The insufficient electricity supply available in Argentina some years ago resulted in restrictions on exports from the electricity spot market and the use of natural gas to export energy to Brazil. Since CIEN was unable to import electricity from Argentina to service its final customers, Furnas and Tractebel, the latter stopped paying invoices. In turn, CIEN stopped payments to Endesa Costanera and CEMSA. On the other hand, Brazilian authorities reduced CIEN’s recognized capacity to zero.
     To manage this problem, in December 2005, the Argentine and Brazilian governments signed an agreement (MOU) to avoid the imposition of fines for any non-compliance in export contracts during a transitional period expected to end by December 31, 2008. Under this MOU, Endesa Costanera requested from its export customers a contractual amendment to restore financial and economic equilibrium provisions, which would result in a significant price increase. As of the date of this Report there has been no amendment to such contract.

     The interconnection line between Argentina and Brazil was dispatched in 2006, only under load supply emergencies in Argentina and Uruguay, duly authorized by the Brazilian government.
     In November 2006, the Ministry of Mining and Energy enacted Portaria 294, a resolution that allows CIEN to decrease the contracts for customers of the second line without risk, since the cause was accepted as force majeure.
     Electricity Distribution
     Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa and in Peru through Edelnor. For the year ended December 31, 2006, our principal distribution subsidiaries and affiliates sold 58,280 GWh of electricity. For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.” Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce.
     Chilectra
     Chilectra is the largest electricity distribution company in Chile as measured by the number of regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$ 117.1 billion for the year ended December 31, 2006. Our economic interest in Chilectra is 99.1%. Chilectra operates in a concession area of 2,118 square kilometers.
     Chilectra transmits and distributes electricity in 33 municipalities of the Santiago Metropolitan Region. Chilectra’s service area is defined primarily as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental and toll customers. The Santiago Metropolitan Region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2006, Chilectra served approximately 1.4 million customers.
     Chilectra currently owns a 34.0% interest in Edesur and, as its operator through 2007, receives management fees pursuant to the terms of an operation agreement between Chilectra and the stockholders of Edesur. In November 2004, this agreement was amended to change the composition of Chilectra’s management fees. Chilectra will receive fixed income of $ 50,000 per month, plus a variable fee, which will be calculated based on the number of effective hours in which Chilectra assisted Edesur.
     As of December 31, 2006, Chilectra had an economic interest of 9.0% in Endesa Brasil. Chilectra holds a 35.6% economic interest (direct and indirect) in Ampla and a 10.8% in Coelce through Investluz and Endesa Brasil. Ampla and Coelce are described further below. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru. There are no operator fees associated with Chilectra’s involvement in these companies.
     Chilectra has significantly improved its operating efficiency by steadily reducing energy losses from both theft and technical factors from 22.4% in 1983, at the time of Chilectra’s privatization, to 5.4% as of December 31, 2006. Chilectra has also implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.
     For the fiscal year ended December 31, 2006, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 27.3%, 24.8%, 25.7% and 22.2%, respectively, of Chilectra’s total energy sales of 12,377 GWh. For the five-year period ended December 31, 2006, physical energy sales increased at a compounded annual rate of 5.6%. For the year ended December 31, 2006, revenues from electricity sales were Ch$ 615.9 billion

     Edesur
     Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases. Our economic interest in Edesur is 65.4%. Edesur operates in a concession area of 3,309 square kilometers.
     Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area. Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires. As of December 31, 2006, Edesur distributed electricity to 2.2 million customers. Residential, commercial, industrial and other customers, primarily public and municipal, represented 38.2%, 26.5%, 10.3% and 25.0%, respectively, of Edesur’s total energy sales. It had energy losses of 10.5% for the fiscal year ended December 31, 2006, compared to 11.4% in 2005, a significant reduction. For the year ended December 31, 2006, revenues from electricity sales amounted to Ch$ 230.9 billion.
     In 2006, Edesur’s physical energy sales increased by 5.8%, to 14,837 GWh, compared to 14,018 GWh in 2005 and 13,322 GWh in 2004.
     Ampla
     Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil. As of December 31, 2006, we had a 69.9% economic interest in Ampla. Chilectra is Ampla’s technical operator but does not receive any fees for such role.
     Ampla is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.3 million customers in a concession area of 32,054 square kilometers, where an estimated 8.0 million people live. As of December 31, 2006, residential, commercial, industrial and other customers represented 38.2%, 18.5%, 10.6% and 32.7%, respectively, of Ampla’s total sales of 8,668 GWh. For the year ended December 31, 2006, revenues from electricity sales amounted to Ch$ 533.5 billion. As of December 31, 2006, Ampla’s energy losses were 21.9% compared to 22.4% in 2005.
     Coelce
     We hold a 34.9% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil through a 59.5% interest in Investluz, which owns 56.6% of the capital stock of Coelce. Chilectra is Coelce’s technical operator but does not receive fees for such role. As of December 31, 2006, Coelce served over 2.5 million customers within a concession area of 148,825 square kilometers. During 2006, Coelce had annual sales of 6,769 GWh of energy, which represents a 2.9% increase compared to 2005. These sales represented Ch$ 407.9 billion.
     Coelce has a relatively stable client base with residential clients representing 32.1% of energy sold. In 2006, Coelce bought 62% of its energy from the regulated environment, 36% from CGTF and 2% from other suppliers. For further details on “regulated environment”, see Brazil, Structure of New Electricity Sector, under Electricity Industry Regulatory Framework.
     As of December 31, 2006, residential, commercial, industrial and other customers represented 32.1%, 18.5%, 17.3% and 32.1%, of Coelce’s total energy sales. As of December 31, 2006, Coelce’s energy losses were 13.0% compared to 14.0% in 2005, a significant reduction.
     Codensa
     We hold a 21.7% economic interest in Codensa, an electricity distribution company that serves a region of 14,087 square kilometers in Bogotá and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá. More than 9.5 million people, or 20.7% of the Colombian population, live in Codensa’s service area, where serves approximately 2.1 million customers. For the year ended December 31, 2006, revenues from electricity sales amounted to Ch$ 335.7 billion.
     During 2006, Codensa’s annual sales reached 10,755 GWh, reflecting a 6.5% increase compared to 2005. Of these sales, residential, commercial, industrial and other customers represented 35.9%, 14.6%, 6.0% and 43.5%, respectively. Codensa purchased 27% of its energy in 2006 from Emgesa, a generating company controlled by Endesa Chile, and 73% from other suppliers. Since 2001, Codensa only services regulated clients. The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá.
     In 2006, Codensa had energy losses of 8.9% compared to 9.4% in 2005 and 9.7% in 2004. We will continue implementing the same energy loss reduction measures that we have been applying in Chile, Argentina and Peru.
     Edelnor
     Edelnor is a Peruvian electricity distribution company of which 60% is owned by Distrilima. Chilectra is Edelnor’s operator but does not receive any fees for such role. As of December 31, 2006, we owned an equity interest of 55.9% in Distrilima which represents a 33.5% interest in Edelnor. Edelnor operates in a concession area of 2,440 square kilometers. For the year ended December 31, 2006, the company had revenues from electricity sales of Ch$ 335.7 billion.
     Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao. As of December 31, 2006, Edelnor distributed electricity to approximately 952,000 customers, a 2.9% increase from December 31, 2005.
     For the year ended December 31, 2006, Edelnor had total energy sales of 4,874 GWh. The compounded annual growth rate in energy sales from 2002 to 2006 was 5.9% per annum.
     Edelnor had energy losses of 8.2% in 2006, compared to 8.6% in 2005.
Other Non-Core Businesses
     IMV
     IMV, our wholly owned subsidiary, develops real estate projects in Chile. Among these projects, IMV has a 55% interest in ENEA, a long-term project involving 2,594 acres near Santiago’s international airport, which aims to create both industrial and residential lots. The real estate business is not a core business of Enersis.
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
     Synapsis
     Synapsis, a wholly owned subsidiary of Enersis, is engaged in the information system business. Synapsis provides support services to our electric utility businesses, both in Chile and abroad, and also operates with unrelated third parties. Synapsis is the main provider of to Enersis and its subsidiaries and supplies services and equipment relating to computers and data processing.
     Others
     Endesa Chile’s non-electricity Chilean businesses consist of a concession for a private tunnel, as well as engineering services.
Competition
     In the electricity generation business, companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.
     Our Chilean subsidiary, Endesa Chile, competes in the SIC primarily with two other electricity generation companies, AESGener and Colbún. According to the maximum power considered by CDEC-SIC in the calculation of “firm capacity” in 2006, AESGener and its subsidiaries in the SIC had an installed capacity of 1,467 MW, of which 80% was thermal electric. Colbún had an installed capacity of 1,819 MW, of which 59% was thermal electric. In addition, there are a number of smaller entities that generate electricity in the SIC. For further detail on the “firm capacity” concept, please see “Electricity Industry Regulatory Framework – Chile – Sales to Other Generation Companies”
     Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, because 76.3% of Endesa Chile’s installed capacity is derived from hydroelectric power plants, it has lower production costs than companies generating electricity in the SIC with thermal plants. During periods of extended droughts, however, Endesa Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.
     Endesa Chile, through its subsidiary Celta, has one 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Including its affiliate company GasAtacama Generación Limitada, Endesa Chile had 21.6% of the SING’s total installed capacity in 2006. The main generation companies operating in the SING, Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., have 992, 719, 643 and 277 MW of installed capacity, respectively.
     Our Argentine subsidiaries, Endesa Costanera and El Chocón, compete with other important operators such as AESGener, Pluspetrol, PECOM Energía and Total. Our Peruvian subsidiary, Edegel, competes with Electroperú, Egenor, Enersur and Eepsa. Our Colombian subsidiaries, Betania and Emgesa compete with AESGener and Unión Fenosa. Finally, our Brazilian subsidiary, Cachoeira Dourada, competes with other important private operators, including Tractebel, AESGener, Duke and state-owned Electrobrás.
     In the electricity distribution business segment, each of our subsidiaries is a natural monopoly in its respective concession area. There are natural, although not legal, barriers to entry, since it is not economically efficient for more than one distribution company to operate in the same concession area. However, the long-term trend in many of our markets is toward increased competition through the incorporation of trading companies that compete with distribution companies for certain customers. In addition, distribution companies are normally allowed to charge trading companies a toll for the use of their lines. At the date of this annual Report, Colombia is the only country where there is a trading market. If trading companies are allowed in other countries through future regulatory changes, we expect to compete effectively with our own trading companies.

Utility Business
     Chile
     In accordance with Chile’s regulatory framework for electricity distribution, more than one concession may be granted for the same territory. However, barriers to entry are high because electricity distribution requires an extensive distribution network and significant capital outlays. To date, the Ministry of Economy has not granted any significant overlapping concessions. Nevertheless, the existing tariff system for distribution companies, which sets tariffs by applying efficiency guidelines to a selected actual company of similar size, the model company, has the inherent effect of creating competition between similarly sized electricity distribution companies to improve operating efficiency, reduce distribution energy losses and increase operating margins.
     Electricity generation companies compete with each other to obtain long-term contracts with distribution companies and they compete with each other and with distribution companies to provide service to unregulated (high-usage) customers. All sales to regulated customers are subject to tariffs that fix the maximum prices that can be charged.
     Distribution and transmission companies are required to allow any interested party to access their lines and ancillary facilities for the transmission of electricity upon payment of a toll. Unregulated customers have several electricity supply alternatives, including:
•	installing their own lines directly from a generation company;

•	arranging a supply contract with a generation company, which pays a toll to a transmission company and a distribution company;

•	negotiating a contract with a distribution company; and

•	generating their own electricity.
     We are not aware of any customers in our concession area that have installed their own lines from a generation company as of the date of this annual Report. There is currently no significant self-generation or co-generation within Chilectra’s concession area.
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
     Our electricity generation operations in Argentina are carried out by El Chocón and Endesa Costanera. Generation companies compete with each other in the wholesale electricity market for sales to distribution companies and large users. The prices received by electricity generation companies in the wholesale market are determined primarily by the marginal cost of supplying additional capacity for the system.
     Brazil
     As of December 31, 2006, our electricity distribution business in Brazil was conducted through Ampla and Coelce. The concession agreements for Ampla and Coelce are non-exclusive in their respective territories. Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies.

Currently, Brazil’s electricity generation needs are supplied primarily by 70 companies. Substantially all of the country’s generating capacity is controlled by either state or federal government.
     As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Ampla’s concession area), the South, the North and the Northeast (including Coelce’s concession area). Each of these regions is supplied primarily by a federally-owned generation company which is responsible for promoting the development of electricity power generation and transmission in its region. The main federal generating company for the Southeast region is Furnas. Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the ONS. Our electricity generation in Brazil is conducted through Cachoeira Dourada and CGTF.
     Colombia
     Enersis conducts its Colombian electricity distribution business through Codensa. Most of the other distribution companies are state owned. On the other hand, the possibility of trading energy in Colombia makes that country’s electricity market quite competitive. Our electricity generation business in Colombia is conducted through Betania, one of the first electricity generation facilities to be privatized in Colombia, and through Emgesa.
     Peru
     Our electricity distribution business in Peru is conducted through Edelnor. Edelnor’s concession agreement is for its territory exclusive. As in Chile, the Peruvian regulatory authority sets tariffs for distribution companies by using the “model company” approach also used in Chile, which entails applying efficiency guidelines to a selected actual company of comparable size. This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins.
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
Raw Materials
     For information regarding Enersis’ raw materials, please see “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Commodity Price Risk”.
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
     The electricity sector in Chile is regulated pursuant to Decree with Force of Law No. 1, as amended, which was first enacted in 1982, and the regulations under Decree No. 327 of 1998, as amended from time to time, collectively known as the Chilean Electricity Law.
     In Chile there are four separate interconnected electricity systems. In addition to the SIC and the SING, there are two other isolated systems in the Aysén and Magallanes regions of southern Chile that provide electricity in remote areas. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by the respective dispatch center, Centro de Despacho Económico de Carga, or CDEC, an autonomous entity that meets industry groups and transmission companies. The SIC and SING’s CDEC are requested to coordinate the operation of its system as efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system. In addition, certain major industrial companies own and operate generation systems to satisfy their own needs.
Chilean Electricity Law
     General
     The goal of the Chilean Electricity Law is to provide sufficient incentives toward maximizing efficiency, and a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by establishing objective criteria for setting prices. The expected result is an economically efficient allocation of resources to and within the electricity sector. The regulatory system is designed to provide a competitive rate of return on investments to stimulate private investment, while ensuring the availability of electricity service to all who request it. Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law. The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a 10-year guide for the expansion strategy of the electricity system that must be consistent with the calculated node prices. The SEF sets and enforces the technical standards of the system and the correct compliance of the law. In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.
     Pursuant to the Chilean Electricity Law, companies engaged in the generation of electricity in Chile must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions. The spot price is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched.
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
Sales to Distribution Companies and Certain Regulated Customers
     Under the Chilean Electricity Law, current sales to distribution companies for resale to regulated customers are made through contracts with regulated prices (“node prices”) in effect at the relevant locations (nodes) on the interconnected system through which such electricity is supplied. Since the enactment of Short Law II in 2005, all new contracts between generation companies and distribution companies for the supply of regulated customers must be the result of international auctions which have a maximum regulated offer price equal to 120% of the node price. If a first auction is unsuccessful, authorities may increase this maximum price by an additional 15%. The first auction took place during 2006 and another is being prepared for 2007, as described below.
     Regulated customers are those with a maximum consumption capacity that must not exceed 0.5 MW. Customers within 0.5 and 2 MW may choose their status as regulated or unregulated. Customers over 2 MW are unregulated. Two node prices are paid by distribution companies: one for capacity and the other for energy consumption. Node prices for capacity are calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING. The determination of such marginal cost in the SIC takes into account the principal variables in the cost of energy over the 10-year period, including projected growth in demand, reservoir levels (which are important in determining the availability and price of hydroelectricity), fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the 10-year indicative electricity development plan. The same general principles are used to determine marginal cost in the SING.
     Node prices for capacity and energy consumption are established every six months, in April and October, by a decree issued by the Ministry of Economy. Although node prices are quoted in pesos, the calculations are made in dollars. Established node prices become effective in May and November. Node prices are adjusted during a six-month period only if changes in the underlying variables in the formula used to project a node price then in effect would result in a variation in excess of 10% with respect to the initially calculated price.
     The Chilean Electricity Law provides that if a generation company sells directly to a regulated customer outside the concession area of a distribution company, then the generation company must apply the same price as the nearest distribution company would be required to apply.
International Auctions for the Supply of Regulated Customers
     The first international auction for the supply of the distribution companies’ regulated customers took place in 2006. This auction ended in November 2006, meeting 100% of the energy needs required by participating distribution companies.
     As a result of this process Chilectra will execute contracts for the total amount of energy (and the associated power) asked for in the auction. These contracts will have durations of 11 and 13 years starting in 2010. The cost associated with this supply contracts will be fully transferred to final tariffs.
     Chilectra is currently preparing another international auction for 2007.

Sales to Other Generation Companies
     To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Capacity.”
     Firm Capacity is the total probable capacity of all generating units in an interconnected system at any given point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours on the system. The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit. Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such generation company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.
     A generation company may be required to purchase or sell energy or capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company.
Transmission
     To the extent that a company’s transmission assets were built pursuant to concessions granted by the Chilean government, the Chilean Electricity Law requires such company to operate the covered transmission system on an “open access” basis in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates”, which are charged to generation companies and final customers in the proportion 80% to generators and 20% to customers. According to the Short Law I, the transmission companies become public service companies and their tariffs are determined every four years by Decree of the Ministerio de Economía, Fomento y Reconstrucción.
Sub-transmission
     In early 2007 the tariff setting process for all sub-transmission systems in Chile concluded. This process affects Chilectra’s 110 kV high voltage grid around Santiago, which connects its distribution network with the main transmission system of the SIC. Our assessment of the final effect of this tariff setting process indicates that Chilectra’s annual income will be reduced by 4.6%. Nevertheless, Chilectra is appealing the result of this process in court and the implementation of the new tariffs might be delayed or suspended depending on the result of this appeal.
Sales to Unregulated Customers
     The Electricity Law distinguishes between regulated and unregulated prices for electricity supply. Electricity supply prices are unregulated for:
•	final customers with a connected capacity greater than 2 MW, commonly known as “major customers”,

•	temporary customers; and

•	customers with special quality requirements.

     Additionally, final customers with a connected capacity between 0.5 MW and 2 MW have the choice to be regulated or unregulated customers by informing the distribution company 12 months in advance. However, these customers must remain at their chosen status for the next four years.
     Unregulated customers must negotiate prices freely with distribution and/or generation companies.
Distribution Tariff to Final Customers
     The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and sub-transmission surcharge, and the value added by the distribution network, or the VAD. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid to transmission companies and sub-transmission surcharge reflects the cost of transmitting and transforming electricity from a node on the interconnected system to a substation at the distribution level. The VAD includes an allowed return on investment.
VAD Tariff
     The Chilean tariff system allows distribution companies to recover the operating costs, including allowed losses, and a return on investment. Recovery is primarily made through capacity charges and, in the case relating to the lowest voltage tariff rate (“BT-1”), through sales of energy. The BT-1 tariff rate is designed for customers with connected capacity not greater than 10 kW for whom capacity usage is not metered. This tariff only applies to energy consumed. The distribution costs associated with all other customers are recovered through either measured or contracted capacity sales, measured in kW.
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
Distribution Tariff-Setting Process
     The distribution tariffs are set every four years. To this effect, the CNE classifies companies into groups, the Typical Distribution Areas, based on economic factors that classify like-companies with similar distribution costs because of population density which determines equipment density in the network.
     By applying efficiency guidelines established by the CNE to a selected actual company, the CNE chooses a “model company” for the purpose of setting a tariff. The tariff is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company, which is used as a benchmark.
     A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the CNE for the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company. Tariff studies are performed both by the CNE and by the distribution companies. Each party typically retains specialized consultants to perform a parallel tariff study. The tariffs are calculated as a weighted average of the results of the CNE-commissioned study and the companies’ study, with the results of the NEC’s study bearing twice the weight of the companies’ results. Preliminary tariffs are tested to ensure that they provide an average actual annual internal rate of return between 6% and 14% on the replacement cost of assets for the entire distribution industry.

     The distribution tariffs are enacted by the Ministry of Economy and are valid for four years, unless the cumulative variation in the consumer price index exceeds 100% within the four-year period; or the annual internal real rate of return for the electricity distribution industry as a whole falls below 5%, or increases above 15%, in which case new tariffs would be set before the end of the four-year period.
     In addition, the tariff formulas can be modified before their expiration date by agreement between all of the companies and the CNE. Tariff formulas allow monthly indexing based on variations in node prices and distribution costs, including the consumer price index, the wholesale price index for domestic goods, copper prices, currency exchange rates and import duties. The indexed tariffs are the maximum prices that distribution companies may charge regulated customers for supplying electricity.
Concessions
     In certain cases, the Chilean Electricity Law permits the generation and transmission of electricity without the need to obtain a concession from the Chilean government. However, companies may apply for a concession, particularly to facilitate the use of, and access to, third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, determined by an administrative proceeding that may be appealed in the Chilean courts.
     Concessions for the operation of distribution networks are granted by the Ministry of Economy pursuant to the Chilean Electricity Law. Concessions are non-exclusive and of indefinite duration but may be revoked by the President of the Republic if certain quality and safety standards are not met. In such case, the distribution company’s assets will be liquidated in a public auction. The net proceeds from such auction will be paid to the concession holder after all associated expenses are reimbursed. Government approval is required for the transfer of concessions and for the territorial expansion of a concession. The concession holder has the right to use public rights-of-way to install overhead above-ground and underground lines for the distribution of electricity within its territory.
     Distribution companies are required to provide service within their concession area and may provide service to customers outside the concession area connected to the distribution facilities through their own lines or lines of third parties at applicable tariffs. The Chilean Electricity Law permits a distribution company to demand that a customer finance the capital investment required to extend the transmission and distribution facilities necessary to provide service. Such law requires that customer financing be repaid by the distribution company.
Fines, and Compensations
     Severe penalties are imposed on deficit generation companies if a rationing decree has been enacted in response to prolonged periods of electricity shortages. As a matter of fact, severe drought is not considered a force majeure event.
     We also may be required to pay fines to the regulatory authorities, in case of system blackouts due to our companies’ operation mistakes and make compensatory payments to electricity consumers affected by the shortage of electricity.
     If generation companies cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must pay compensation to the customer at the failure cost determined by the authority in each tariff setting. Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.
     In 2001, the Chilean Antitrust Commission issued Resolution No. 525, which established a list of 25 services related to the supply of electricity, such as the leasing of meters that should be regulated. In June 2005, the CNE issued the Final Technical Report setting tariff reductions for such related services. Chilectra and the main electricity distribution companies appealed this resolution to the Commission of Experts, the judicial authorities and the Contraloría General de la República. This last entity declared in January 2006 that the tariff process had been illegal and therefore the new tariffs for associated services shall be set during the next VAD tariff process in 2008.
The “Short Laws”
     The last amendments on Chilean Electricity Law are Short Law I (Law No. 19,940, enacted in 2004) and Short Law II, (Law No. 20,018, enacted in 2005), aiming to solve several omissions of the law, to resolve some disputes and to improve conditions for long-term investments in the sector.
     The main changes are:
•	a new methodology concerning compensation to, and expansion of, transmission systems, reducing generators’ transmission costs by transferring part of the cost to final customers;

•	definition regarding the payment for ancillary services (including frequency regulation, among others);

•	regulation of the distribution toll (wheeling rate), requiring electricity distributors to provide service to third parties;

•	a change in the definition of unregulated customer, reducing power capacity needs from 2 MW to 0.5 MW;

•	institution of a permanent Commission of Experts to resolve discrepancies that arise in each of the tariff and toll setting processes.

•	the flexibility of the node price band that relates theoretical node prices to non-regulated customer prices: if the difference between the average contracted market price, including long term contracts with distribution companies, and the theoretical price is lower than 30%, the regulated price will be equal to the average contract market price +/-5%. If the difference is greater than 80%, the regulated price will be equal to the average contract market price +/- 30%. If the difference is between 30% and 80%, the adjustment will be within 5% and 30% of the average contracted market price;

•	the obligation for the distribution companies to permanently cover future electricity requirements of their regulated clients for the following three years beginning in 2010;

•	the approval of long-term contracts at fixed prices between distribution companies and generation companies for the regulated market: distribution companies must launch bidding processes for contracting electricity for up to 15 years, and are allowed to buy at prices which may increase by up to 20% above the prevailing node prices; in case of unsuccessful auctions, prices may increase by an additional 15%;

•	the elimination of the treatment of natural gas scarcity as a force majeure event; and

•	the approval of a process that allows distribution companies without long-term electricity supply contracts to buy electricity at spot marginal costs, for a period which ends in December 2009.
Distribution tolls
     In May 2005, the Ministry of Economy issued Decree No. 99 which set distribution tolls for the next four years equal to VAD calculated in each distribution tariffication process. The methodology applied prevents discrimination since the unregulated customer pays the same amount for the toll of the distribution facilities as a regulated customer.
Environmental Regulation
     The Chilean Constitution of 1980 grants all citizens the right to live in a pollution-free environment. It further provides that other constitutional rights may be limited in order to protect the environment. Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.
     Chilean Environmental Law No. 19,300, was enacted in 1994, and implemented by Reglamento No. 30 del Ministerio Secretaría General de la Presidencia (“Reglamento 30”), issued in 1997. The Chilean Environmental Law requires companies to conduct environmental impact studies of any future generation or transmission projects or activities that may affect the environment and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal, and authorizes the relevant ministries to establish emission standards. Endesa Chile applies the guidelines set out in Reglamento 30 when analyzing the development of future projects. Chilectra’s transmission lines also have to follow regulations under the Chilean Environmental Law, which require environmental impact studies for projects involving high-voltage transmission lines and their substations.
Water rights
     Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. However, in 2005, current laws governing unused water rights were amended so that beginning in 2006 Chilean generation companies must pay an annual fee for such unused water rights. Endesa Chile continuously analyzes which water rights it will maintain and disregard. We estimate that during 2007 we paid license fees for the previous year in the amount of 70,816 UTM (or $ 4.3 million). This amount may vary in the future according to the actual water rights it may have in each year. License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full. In the case of water rights located in the extreme south of Chile, the Eleventh and Twelfth Regions, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.
General Regulation Applicable to Non-Chilean Operating Companies
     Enersis’ and Endesa Chile’s non-Chilean operating companies were acquired during the privatization of formerly government-owned and controlled companies. In certain cases, the privatization bidding terms established limitations on the winning bidders’ ability to transfer their shares without prior regulatory approval or expiration of prescribed waiting periods. Accordingly, Enersis’ and Endesa Chile’s ability to transfer interests in their non-Chilean operating entities is subject to compliance with such requirements.
Argentina
Industry Structure
     Federal Law No. 24,065 of January 1992, or the Argentine Electricity Act, divides the electricity industry into three sectors: generation, transmission and distribution.

     The generation sector is organized on a competitive basis with independent generation companies selling their production in the spot market of the MEM, or by private contracts to other participants in the term market of the MEM.
     Transmission is organized on a regulated basis. Transmission companies are required to operate, maintain and provide third parties access to the transmission systems they own and are authorized to collect a toll for transmission services. Transmission companies are prohibited from generating or distributing electricity.
     Distribution involves the transfer of electricity from the supply points of transmitters to customers. Distribution companies operate as geographic monopolies, with the responsibility of providing energy to all customers in a specific region. Accordingly, distribution companies are regulated with respect to rates and are subject to service specifications. Although distribution companies may obtain the electricity either in the MEM, at seasonal prices, or through contracts with generation companies, all of them prefer to buy electricity in the MEM because companies are allowed to pass through only the seasonal price which reflects the average spot price.
     The MEM classifies large users of energy into three categories: Major Large Users, or GUMAs, in its Spanish acronym, users with a peak capacity demand of at least 1.0 MW and a minimum annual energy consumption of 4.38 GWh; Minor Large Users, or GUMEs, users with peak capacity demand ranging between 0.03 MW and 2.0 MW; and Large Private Users, or GUPAs, users with a peak demand ranging between 0.03 MW and 0.1 MW. Users in each of the three categories may freely negotiate their supply contract prices with generating companies. GUMAs must contract to purchase at least 50% of their demand and purchase the rest in the spot market. GUMEs and GUPAs are not required to have minimum annual energy consumption. GUMEs and GUPAs must contract all their demand and do not effect any transactions in the spot market.
     The regulation recognizes as participants in the MEM the following; (a) power traders, that market generation capacity and energy demand by entering into contracts with generation companies and large consumers; (b) provinces, which can sell the energy received under royalty rights; and (c) foreign companies, that are part of import/export energy contracts.
Dispatch and Pricing
     The Argentine electricity dispatch system is designed to ensure that customers receive electricity at the lowest cost. The National Interconnected System, or NIS, coordinates the generation, transmission, and distribution of electricity. Generation companies sell their electricity to distribution companies, power traders and large users in the competitive MEM either through freely negotiated supply contracts or in the spot market at prices set by CAMMESA. CAMMESA is responsibility for the operation of the MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users (through their respective associations) and the Secretariat of Energy.
     Large users who contract directly with generation companies must also pay their distribution companies a toll for the use of their distribution networks. Distribution companies pay the seasonal price, which is a fixed price that is reset every six months for the electricity they obtain from the pool, revised every three months by CAMMESA, and approved by the Secretariat of Energy according to supply, demand, available capacity and other factors. The spot price is the price paid to generation companies, or paid by power traders marketing generation capacity, for energy dispatched under CAMMESA’s direction and for capacity required by CAMMESA to maintain adequate reserves. It is set hourly and reflects the marginal cost of generation.
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

Transmission Tariff
     The transmission tariff that must be paid by generation companies, distributors and large users can be broken down into the following: a connection charge that underwrites the costs of operating and maintaining the equipment that links them to the transmission system; a capacity charge that underwrites costs of operating and maintaining lines; and a variable charge based on the aggregate amount of electricity energy transported to cover technical losses.
Regulation of Hydroelectric Operations
     The Basin Authority. Ley Nacional No. 23,896 of 1990 created the Basin Authority of the Limay, Neuquén and Negro Rivers, or the Basin Authority. The Basin Authority is responsible for the administration, control, use and preservation of such basin, and for the adequate management of related water resources. The Basin Authority monitors El Chocón, one of the largest hydroelectric generation facilities in Argentina, and other hydroelectric concession holders in the region through concession agreements, environmental laws and the Basin Authority’s resolutions. The Basin Authority also serves as a forum for public hearings at which complaints against those holding concessions can be heard and resolved.
     The Organization for Safety of Dams, or ORSEP in its Spanish acronym, supervises the safety of El Chocón’s dams, and of any additional works performed by El Chocón. ORSEP supervises and inspects the construction, operation, maintenance, repair or modification of the works related to the dams and related structures in order to monitor their safety and to protect persons and assets. ORSEP is empowered to inspect and verify the functioning of any part of the dams or related structures; require reports on the operation, maintenance, use, repair or modification of dams and related structures; and monitor any situation which may cause risk to the dam or injuries caused by such dams or related structures to people.
     ORSEP also handles the approval of quality control programs submitted by El Chocón, the determination of specifications to prevent accidents and the maintenance of public safety within the area of the dams and related structures.
Distribution Tariff to Final Customers
     In general, distribution tariff is comprised of:
•	a fixed charge applicable to small users who are generally residential, small industrial and commercial customers (up to 10 kW), or a charge per unit of maximum demand for medium (10 to 50 kW) or large (over 50 kW) users who are generally commercial, industrial or governmental customers; and,

•	a variable energy charge per unit of energy consumed applicable to small and medium customers, or a peak/off peak hours variable charge for large users.
     Tariffs include purchasing costs at the MEM which includes generation and transmission costs for a six-month period; and distribution added value component (VAD), which includes investment and operation costs of distribution networks.
     As a result of the application of the Economic Emergency Law (see below) non regular tariff setting process has been applied to the VAD since 2002.
Emergency Measures
     In 2002, the Argentine Congress approved the Regulation Law 25,561 (the “Economic Emergency Law”) which authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of Ar$ 1 per $ 1 and empowered the Federal Executive

Power to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.
     Price Fixing Regime under the Emergency
     Following such law, the Secretariat of Energy introduced several measures aimed at correcting the inconsistencies produced by the devaluation and to ensure the normal operation of generation activities. For example, the Secretary of Energy recognized the dollar as the appropriate currency of denomination for setting the spot price. It also adjusted the price stabilization system to identify actual costs and prices in order to reduce price volatility and diminish the arbitrage risk resulting from differences between spot and seasonal prices.
     The mandatory conversion of prices from dollar to local currency, and the regulatory measures issued by the Government, hindered the transfer of variable costs of generation into the seasonal prices. This discouraged savings in electricity consumption as well as investments to satisfy the increase in demand, including the transmission capacity. In addition, there was a shortage of natural gas supply the power plants. As a result, the outstanding regulations applicable for the fixing of prices pursuant to Law 24,065 have not been set enforced.
     CAMMESA is responsible for deciding which generating units will cover the variable demand in each hour of the day and makes the economic dispatch of the units aiming to minimize certain costs and the value of the energy not supplied, taking into account transmission restrictions, fuel and water availability and other operative limitations.
     Until 2003, the marginal cost coincided with the spot price, but the Resolution 240 (2003) changed the way the hourly spot price was fixed, because the availability of natural gas is the most important factor affecting system operation, with respect to costs and supply risks. The price fixed by the Secretariat of Energy for its transference to the regulated demand was different from the marginal cost. Although dispatch is still made based on actual used fuels, but the calculation of the spot price is defined as if all dispatched generation units have adequate natural gas supply, and the water value is not considered if its alternative cost is higher than the cost of generating with natural gas.
     In regards to Edesur tariffs, there have been several efforts to reach an agreement on the renegotiation of its concession contract but the deadline was delayed until law 26,204, which ultimately set the expiration of the economic emergency period as of December 31, 2007.

     The “Unidad de Renegociación y Análisis de Contratos de Servicios Públicos” (UNIREN), the governmental entity in charge of renegotiation of tariffs, and Edesur, signed an Act of Agreement on August 29, 2005 (the “Act of Agreement”), which established a transitory tariff regime for the Concession Contract for Edesur. The Act of Agreement was ratified by Presidential Decree 1,959, issued on December 2006. Pursuant to the Act, an average VAD increase of 28% is retroactively applied to non-residential customers beginning on November 1, 2005. This implies an average tariff increase of no more than 15%.
     In turn, Edesur must comply with an investment plan for the reinforcement of its distribution network. The company and its shareholders had to suspend the legal actions taken against the Argentine government, and refrained from initiating any new procedures related to the Economic Emergency Law.
     This transitory tariff increase is effective as of February 1, 2007, since the Argentine authority on electricity, ENRE (Ente Nacional Regulador de la Electricidad), published the new tariffs that month. Accrued differentials between November 1, 2005, and January 31, 2007, will be invoiced in 55 installments.
     Furthermore, a complete tariff setting process to determine a new VAD has begun. The VAD should have been effective on August 1, 2006, but was delayed and it will probably become effective in 2008.
Concessions
     Concessions are regulated by contracts between governmental authorities and the concessionaire on a specific area and for a specific service period. Edesur holds an exclusive concession to distribute electricity within the southern area of Buenos Aires for a period of 95 years beginning August 31, 1992, which consists of an initial 15-year period and eight additional ten-year periods. The first period was scheduled to expire in 2007. However, pursuant to the Act of Agreement, the first concession period was extended for an additional five-year period after the announcement of the next integral tariff review which is expected to occur in 2008.
     Under the concession contract, Edesur is required to:
     (i) supply electricity upon request by owners or occupants in its concession area,
     (ii) meet certain quality standards relating to electricity supplied,
     (iii) meet certain operating requirements relating to the maintenance of distribution assets, and,
     (iv) bill customers based on actual readings.
     To guarantee performance, Distrilec, the direct owner of 56.4% of the shares of Edesur, has pledged its shares of Edesur to the Argentine government. The Argentine government may sell the pledged shares if Edesur does not comply with the quality standards established in the concession agreement, or accumulates penalties in any given year in an amount greater than 20% of its invoices after taxes and contributions, or Distrilec transfers its shares of Edesur without authorization, or allows another person to pledge its shares in Edesur. The concession contract may be cancelled if the concessionaire does not comply with its obligations.
     The concession agreement provides that prior to the conclusion of each concession period, ENRE will arrange for a public auction of Edesur’s shares. Distrilec will participate in the auction and its bid will establish the minimum price for the shares. If a bid exceeds Distrilec’s bid, Distrilec must sell its Edesur shares to the highest bidder. Otherwise, Distrilec will retain the concession without any additional payment.
Environmental Regulation
     The operations of electricity generation facilities are subject to federal and local environmental laws and regulations, including Ley Nacional No. 24,051, or the Hazardous Waste Law, and its implementing decree, Decree No. 831/1993, which regulate the disposal of hazardous waste in Argentina.
     Pursuant to the terms and conditions established by the Argentine government for the concession relating to our generation facilities we must comply with certain reporting and monitoring obligations and emission standards. Failure to meet these requirements and federal and local environmental legislation entitles the Argentine government to impose penalties, and in certain cases, cancel the concession agreement or order the suspension of our operations.
     Natural Gas
     Argentina has been in a natural gas crisis for the last few years. Resolution°949 (2004) restricted electrical energy exports and the Government, including the use of natural gas for that purposes, to secure its distribution within Argentina. The primary reasons for these restrictions is the lack of investments in extraction and transportation capacity within Argentina, as well as the increased internal demand for natural gas because of the stalling price.
     In 2004, CAMMESA executed agreements with Petróleos de Venezuela S.A. for the supply of fuel oil and was in charge of its distribution among the generators. The use of fuel oil was established as a last recourse, and its acquisition was financed by advances from the Stabilization Fund (“Fondo de Estabilización”), established by Law 24,064.
     In July 2005, authorities raised the natural gas price to $ 1 per million BTU, an increase of more than 100%. Such agreement should have expired on December 31, 2006, but it is still being applied in 2007.
     To satisfy internal demand, the Government imported natural gas from Bolivia pursuant to an agreement with a 20-year term. Through December 31, 2006 the price was $ 5 per million BTU, and the parties must agree on a new price for 2007.
     The Electronic Gas Market (“MEG” in its Spanish acronym) is a gas spot market. Pursuant to Resolution 752 (2005), the parties interested in acquiring gas in the spot market or requiring gas exports, must submit an Irrevocable Standardized Offer (“OIE”, in its Spanish acronym) to the MEG addressed to producers, indicating the offered payment price. The acceptance of such OIE by a producer is a commitment to supply it in the offered terms. The OIE mechanism shall remain in force until December 31, 2016.
     If one OIE is not satisfied by a producer, the consumer may claim before the Secretariat of Energy the required volume through the Permanent Additional Injections mechanism (“IAP” in its Spanish acronym), or Temporary Additional Injections. This serves as a last recourse to avoid the interruption of the electrical energy supply. In any case, the Secretariat of Energy issues the order to the natural gas export producer. Such IAP will remain in force until the end of the season in which the unmet supply was requested, either October-April or May-September. In such case, instead of paying the export parity price, the consumer should pay $ 1 per million BTU.
     Generation companies may use the OIE and IAP but must have the prior approval of CAMMESA to avoid the risk of any electric energy interruption. At present no OIE has been accepted by any producer and the Secretariat of Energy has been obliged to order several IAP to different natural gas producers in order to satisfy demand.
     FONINVEMEM
     The difference between the spot price actually paid to generators and the marginal cost set by CAMMESA resulted in a debt of the MEM to such generators. This difference and the stalling of the seasonal price led to a permanent distortion of the MEM and an increase in the Stabilization Fund deficit. Therefore, a transitory mechanism was created whereby scare resources are allocated to pay the credits of the MEM’s agents by authorizing the use of the resources of the unified fund to partially paydown the debts owed to generators. Additionally, the State had to grant loans to the Argentine Treasury to pay debts to generators and to assist the Stabilization Fund to support the MEM’s price regime. Because these measures were insufficient to pay the MEM’s debts, FONINVEMEM was created in 2004 to generate financing for investments in generation capacity in the MEM. Further resolutions defined that this fund would receive the credits accrued by the private generators during the period January 1, 2004, to December 31, 2006. CAMMESA is responsible for the administration of the fund. Furthermore, Resolution°1,427 invoked all private generators for their commitment to FONINVEMEM.
     Resolution 1193 (2005) called for additional commitments from private generators to manage the construction, operation and maintenance of the two combined cycle generation plants, each of 800 MW, powered by natural gas or alternative fuels. These plants are under construction, one in the Province of Buenos Aires managed by Termoeléctrica Belgrano S.A. and the other one in the Province of Santa Fe managed by Termoeléctrica San Martín S.A. Our Argentine generation companies adhered to such resolutions and the management of Termoeléctrica Belgrano S.A. is in charge of an officer appointed by our companies.
     Export and Import of Electricity
     Due to the lack of natural gas for the electrical energy production, pursuant to Resolution 434 (2004), CAMMESA was ordered to buy electricity from Brazil, through an international public tender and energy exports were restricted.
     These restrictions made it difficult for generators to satisfy their export commitments. On December 9, 2005, the Argentine and Brazilian governments signed a Memorandum of Understanding to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period which ends on December 31, 2008.
     In general terms these countries agreed to use their best efforts to adapt regulations on electricity exports from Argentina to Brazil for the period running between December 2006 and December 2008. Companies like Endesa Costanera are seeking to amend their export contracts to restore the financial and economic equilibrium provisions. Despite the efforts to reach agreements, the contracts have remained inoperative during 2006, there were no regular energy transmissions on the line except for transmission under load supply emergencies in Argentina and Uruguay duly authorized by the Brazilian government.
     Energy Plus Service
     Resolution 1281 (2006) provides that the electricity traded in the spot market by the state-owned generators would supply the distribution companies. Furthermore, the Resolution created the Energy Plus Service which consists in the offer of new energy to supply the growth of electricity demand. For these purposes, the growth of demand is the excess of electricity demand with respect to 2005, which is called “Base Demand”. The Energy Plus Service will be rendered by generators that install new power plants or that offer generation that were not connected to the NIS. All large consumers that, as of November 1, 2006, have a demand higher than their Base Demand, must contract the excess demand with the Energy Plus Service. The price of the contracts for Energy Plus Service should be approved by the authorities. The demands that cannot execute any Energy Plus Service contract could request CAMMESA to establish an auction mechanism to satisfy such demands.
     Regulation to Promote Energy Projects
     The Government has adopted several measures to promote new investments in the electric sector and the execution of the tasks for the expansion of the natural gas and electric energy transport capacity, as well as the creation of fiduciary funds to finance and execute such expansions. Pursuant to Law 26,095 (2006) charges to be paid by electric final users to finance new electricity and gas infrastructure projects were imposed.
The Government also enacted several laws to regulate and promote:
•	the sustainable production and use of bio-fuels,

•	the development of technology, production, use and application of hydrogen as a fuel;

•	hydrocarbon exploration and exploitation, and

•	renewable electricity energy sources.
Brazil
Industry Structure
     Brazil’s electricity industry is organized into one large interconnected electricity system, the “Brazilian System”, which is comprised of electricity companies in most of the regions and a small, isolated system in the northern region.
     Generation, transmission, distribution and supply activities are legally separated in Brazil. Non-regulated customers in Brazil currently are those customers who demand at least 3,000 kW, though this threshold currently is under discussion.
     Under the current regulatory structure, the electricity industry in Brazil is comprehensively regulated by the União Federal (“Federal Union”), acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector through its concessionaire and regulatory powers. Regulatory policy for the sector is implemented by the National Agency of Electric Energy, or ANEEL, which was established pursuant to Law 9,427 (1996).
     On behalf of the União Federal ANEEL is responsible for:
•	granting, managing and supervising concessions for electricity generation, transmission, trading and distribution, including their termination; also, the execution of concession contracts with privatized electricity companies,

•	approval of applications for the setting of tariff rates,

•	managing the process of tariff adjustments,

•	establishing the criteria to calculate transmission prices,

•	implementing public policies,

•	issuing regulations for the electricity sector,

•	managing the bidding process for the wholesale of energy,

•	supervising and auditing the concessionaire companies, and,

•	imposing contractual and regulatory penalties, among other attributions.
     Planning functions are executed by two executive committees coordinated by Eletrobrás (the federally-owned electric utility company), the Grupo Coordenador de Planejamento dos Sistemas, or the GCPS (in its Brazilian acronym), and the Grupo Coordenador de Operações Interligadas, or the GCOI (in its Brazilian acronym), which includes representatives of each of the major concessionaires.
     Pursuant to the Law 9,648 (1998), the coordination and supervisory role over the generation and transmission of energy in the interconnected systems is the ONS’ responsibility, which is a non-profit private entity in which the concession holders and the unregulated consumers participate as members with voting rights. Conversely, the Ministry of Mines and Energy, or MME, and the board of consumers participate as members with no voting rights.
     The ONS is responsible for the planning and coordination of the operations and dispatch of electricity to optimize the electricity produced in the interconnected systems, the supervision and coordination of the operation centers of the electricity systems, and the definition of rules for the transmission of energy in the interconnected systems.

     Law 8,631 required automatic inflation tariff adjustments according to a parametric formula and established that electricity tariffs were expected to reflect the operating costs of each company in addition to a certain return on capital leading to a financial-economic equilibrium.
     In an attempt to curtail inflation, the Real Plan (1994) prohibited price adjustments in prices for periods of less than one year.
Deregulation
     Law 8,987 (the “Concessions Law”), and Law 9,074 (the “Power Sector Law”), both enacted in 1995, gave rise to substantial changes in the regulations for public service concessions, including the approval and renewal of concessions. The objectives of these laws include the injection of competition, the infusion of private capital into the sector, the creation of incentives to complete projects and the laying of the groundwork for privatizations in the sector.
Independent Power Producers and Self-Producers
     The Power Sector Law introduced the concept of the independent power producers, or IPP, and self-producers, as an additional factor in opening up the electricity sector to private investment. The Power Sector Law provides for the formation of consortia to generate power for public utilities, for consortium members and independent power production or any combination of these.
     Decree 2,003 provides the regulatory framework for IPPs and self-producers. Pursuant to such decree, the development of hydroelectric power plants by an IPP or a self-producer only requires a concession when the project will generate power in excess of 1 MW, in the case of an IPP, and 10 MW in the case of a self-producer. In all other cases, including development of thermoelectric plants, the IPP or self-producers is only required to obtain authorization from, or to register with, ANEEL. It also provides that concessions and authorizations granted thereunder have terms of 35 and 30 years, respectively, with the possibility of extensions for periods.
     Self-producers may contribute or exchange energy with other self-producers within a consortium, sell excess energy to the local distribution concessionaire, or exchange energy with the local distribution concessionaire to allow for consumption by industrial plants owned by the self-producer and located outside the area of generation.
     Upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted to access the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for their related costs. The basis on which such costs will be reimbursed has been determined by ANEEL.
     Pursuant to Law 9,648 (1998) the Federal Union ordered generation and distribution companies to form a MEM. The price offered at the MEM for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationship of the agents. According to this model, the purchase and sale of electricity was going to be negotiated freely.
     In 2003, the MME created a committee to work on institutional reform. The committee published a “Proposal of an Institutional Model for the Electricity Sector.” The basic guidelines or goals of this proposal include:
•	maintaining the public service concept for the production and distribution of the electricity to consumers within our concession area;

•	restructuring the system planning;

•	transparency in the auction and bidding process for public projects;

•	mitigating the systemic risks;

•	maintaining centralized and coordinated operations of the energy system;

•	granting universal use and access to electricity services; and

•	modifying the bidding process of public service concessions.
     Structure of the New Electricity Sector
     Laws No. 10,847 and 10,848 (2004), seek to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the Empresa de Pesquisa Energética, or EPE (Power Research Company), a governmental body bound to MME, responsible for the planning of generation and transmission activities. This new model has defined two contracting environments: free contracting and the regulated environment. In the free contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers, including prices, indexing, tenor of the contracts and energy volume. The purchase of energy in the regulated environment must be executed pursuant to bidding processes coordinated by ANEEL.
     The regulatory framework is designed to promote stability and low tariffs for consumers. It also seeks to guarantee the expansion of installed capacity to satisfy demand growth. Under this model, 100% of the energy demand of distributors must be satisfied through long-term contracts. Accordingly, several bidding processes have been ordered by ANEEL and the Chamber of Energy Sales in advance of the expiration of current contracts in the regulated environment.
     There is a separation of the bidding process into “existing power plants” and “new project power”. Power plants in existence prior to 2000 are considered “existing power plants” and those developed after 2000 are considered “new project power”. Cachoeira Dourada is an existing power plant. The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority and more favorable contractual terms in the bidding process to power generated by new project power companies. Brazil recently had a surplus of energy, and therefore existing power generators are adversely affected by the priority given to the new project power.
     The contracts arising from the bidding process for existing energy shall have a term of three to fifteen years. There was an auction under this model on December 7, 2004, for contracts beginning in 2005-2007, and another auction in March 2005, for contracts which will begin in 2008-2009.
     The bidding process for the new energy will occur three years prior to the beginning of the contract. Such contracts will have fifteen to thirty year term. Contracts for the new energy supply will be executed in accordance with estimated demand. The first auction for the new contracts took place in December 2005 for energy to be supplied from 2008 to 2010.
     Regarding the contract level rule, following the enactment of Law 10,848 (2004), all of the demand from distribution companies must be met through the bidding process. Although contracts in effect at the time the law was passed have been honored, any amendment changing the term, price or quantity, is prohibited.
     Another agent is the Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector), which will monitor and evaluate the safety and security in the energy supply industry.
     The model prohibits distribution companies from participating in generation and transmission activities, effectively separating the sector activities.
Dispatch and Pricing
     The dispatch of electricity in the Brazilian system follows the economic marginal cost rationale, meaning that the lowest marginal cost unit is dispatched to satisfy the demand, according to the generation cost declared by operators.

     Prices in the regulated contracting environment are fixed pursuant to the bidding process carried out by ANEEL; in the free contracting environment prices are freely agreed among the parties, considering the term and the forecasts on the demand of electricity for the following years; and in the spot market where the price is based on the marginal operation cost as calculated by CCEE, the Chamber of Energy Trading, taking into account the optimal use of resources, the expected need of electricity of consumers, operational security criteria, transmission restrictions that may exist, and the cost of electricity deficits.
Distribution Pricing
     The Concessions Law establishes three revisions related to the energy supply to final consumers: Annual Tariff Resetting, Ordinary Tariff Revision and Extraordinary Tariff Revisions.
Annual Tariff Resetting
     Distribution company pricing focuses on maintaining operating margins by allowing tariff increases for costs beyond management’s control and permitting the concessionaire to retain any efficiency achieved, such as energy loss reductions for defined periods of time, beyond the period in which such efficiencies are expected to be transferred to the final consumer.
     The tariff formula assumes that the company is breaking even at the time it was purchased and that revenues are sufficient to cover the costs of the concessionaire. Costs are divided into two broad categories: those over which management has an influence, such as wages, or VPB, and those over which management does not have an influence, or VPA. Since the tariff formula assumes a break-even equilibrium, VPB costs are defined as the difference between revenues and VPA costs.
     In March 2005, the ANEEL published a procedure to adjust tariffs to end users according to the cost variation incurred by distribution companies in purchasing their electricity supply. The compensation covers the difference in costs incurred with respect to the calculation of the current tariff during the previous tariff resetting. The payment occurs during the next twelve months and includes interest that is based on the SELIC daily interest rate (SELIC, Sistema Especial de Liquidaçao e Custodia, special system of clearance and custody, Brazilian Central Bank overnight lending rate). As a result, the company is able to fully recover its energy purchasing costs.
Ordinary Tariff Revision
     A tariff revision considers the entire tariff-setting structure of the company, including the costs of providing services, the costs of purchasing energy and the return for the investor, in accordance with concession contracts. During 2002, ANEEL established, through Resolution 493, a methodology to determine the asset base to be compensated. This asset base consists of the market value of the assets or the replacement value of the depreciated assets during their useful life from an accounting point of view.
     During 2003, ANEEL set the rate of return for the distribution assets based on the weighted average cost of capital (“WACC”), on a model company, considering efficient capital costs of equity, debt and leverage. The operating and maintenance costs that are reflected in the tariff are calculated based on the model company that considers the unique characteristics of the concession area for each distributor.
Extraordinary Tariff Revision
     In the event that the cost components over which management does not exert influence (such as energy purchases and taxes), increases significantly within the period between two annual tariff adjustments, the concessionaire may request ANEEL for a tariff adjustment.

Concessions
     Concessions are exclusive with respect to generation, transmission and distribution assets that will permit the concessionaire to recover its investment for periods of up to 35 years for power generation, and 30 years for transmission and distribution. Concessions may be renewed.
     Concessions for the operation of electrical distribution networks in each concession area are granted by MME on an exclusive basis, except that large users in such area can freely negotiate their supply of electricity with any generating company. Concessionaires are required to supply electricity for public services on a continued basis at the established prices, in sufficient quantity and within certain standards of quality. The concessions may be revoked by MME in the event of non-compliance. The concession agreements also provide that ANEEL assess fines and penalties in the event of non-compliance as defined in each concession agreement.
     Until the end of 2010, electricity utilities are required to make monthly contributions to the Reserva Global de Reversão, or RGR in its Brazilian acronym, a reserve fund to provide funds to make compensations to concessionaires whose concession has been revoked.
Environmental Regulation
     The Brazilian Constitution gives both the federal and state governments power to enact laws and issue regulations to protect the environment. Most of the environmental regulations in Brazil are at the State and local level rather than at the level of the Federal Union.
     In Brazil, hydroelectric generation companies are required to obtain the use of water concessions and environmental approvals, and thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.
Colombia
     Law 142 provides that the provision of electricity is an essential public service that must be provided by government and private sector entities. Utility companies are required to:
•	ensure continuous and efficient service without abuse of a dominant position;

•	facilitate low-income users’ access to subsidies granted by the government;

•	inform users regarding efficient and safe use of the services;

•	protect the environment;

•	allow access and interconnection to other public service companies, and large users;

•	cooperate with the authorities in the event of emergency to prevent damage to the users; and,

•	report initiation of activities to the proper regulatory commission and the Superintendencia de Servicios Públicos Domiciliarios (Superintendency of Public Services).
     The Colombian Electricity Act sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG, and other regulatory bodies governing the electricity sector:
•	efficiency – the correct allocation and use of resources and the supply of electricity at minimum cost;

•	quality – compliance with technical requirements;

•	continuity – a continuous electricity supply without unjustified interruptions;

•	adaptability – the incorporation of modern technology and administrative systems to promote quality and efficiency;

•	neutrality –impartial treatment to all electricity consumers;

•	solidarity – the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and,

•	equity – an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.
     The Colombian Electricity Act regulates the generation, transmission, distribution, and trading (the “Activities”) of electricity. Under this law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution.
     According to Resolution CREG 001 (2006) the market share of generators and traders is limited. For example, a generator may not own more than 25% of the installed generating capacity in Colombia, or a trader may not account for over 25% of the trading activity in the Colombian National Interconnected System (Colombian NIS). These limitations on generators and traders include capacity of international interconnections.
     Resolution CREG 001 (2006) provides that the limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group. CREG issued Resolution 42 (1999) which established that no generator may increase, directly or indirectly, its participation in the generation market pursuant to acquisitions or mergers, if the total MW of Net Effective Capacity resulting therefrom exceeds the so-called “Capacity Band”. Through Resolution 5 (2002), CREG set the Capacity Band at 4,250 MW. Resolution CREG 042 also includes rules to determine the participation of a company and its investors in the generation, distribution and trading businesses.
     The Ministry of Mines and Energy defines the government’s policy for the energy sector. Other government entities which play an important role in the electricity industry are:
•	Superintendencia de Servicios Públicos Domiciliarios (“SSPD”, in its Spanish acronym), which is in charge of overseeing and inspecting the utility companies;

•	CREG, which is in charge of regulating the energy and gas sectors; and
     (3) Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency), which is in charge of planning the expansion of the generation and transmission network. Under the Colombian Electricity Act, CREG is empowered to issue mandatory regulations governing the technical and commercial operation of the sector and to set charges for regulated activities. CREG’s main functions are to:
•	establish conditions for gradual deregulation of the electricity sector toward an open and competitive market;

•	approve charges for transmission and distribution networks and charges for retailing to regulated customers;

•	establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market;

•	establish regulations for planning and coordination of operations of the Colombian National Interconnected System;

•	establish technical requirements for quality, reliability and security of supply; and

•	protect customers’ rights.
Generation
     The generation sector is organized on a competitive basis with generation companies selling their production on the electricity pool market in an energy pool known as the Bolsa de Energía or Energy Exchange (the “Bolsa”) at the spot price or by long-term private contracts with other participants and non-regulated users at freely negotiated prices. The Colombian NIS is the system formed by generation plants, the interconnection grid, regional and inter-regional transmission lines, distribution lines and electrical loads of users. The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (“CND”). The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand.
     Generators connected to the NIS can also receive a Reliability Charge that replaced the former Capacity Charge established in 1996. According to Resolution 71 (2006) and some other amending resolutions (Reliability Charge rules) , since December 1, 2006, a new scheme of firm energy auction has been put into place, allowing generation plants to receive Reliability Payments as a result of the firm energy that they provide to the system. The total firm energy requirement of the system is defined by CREG. To receive Reliability Payments, generators will participate in firm energy auctions by declaring and certifying their firm energy, starting December 1, 2009. Since December 1, 2006, there is a transition period, during which the firm energy supply for Reliability purposes will be assigned proportionally to the declared firm energy of each generator. For this transition period, the firm energy charge was set up by CREG in $ 13.045 per MWh.
Dispatch and Pricing
     The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions limiting new entrants into the market as long as the participants comply with the applicable laws and regulations.
     The main function of the Bolsa is to facilitate the sale of excess energy that has not been committed to under contracts and for spot sales of electricity. In the Bolsa, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period. The CND receives price bids each day from all the generators that participate in the Bolsa. These bids indicate the daily prices at which the generators are willing to supply electricity and the hourly available capacity for the following day. Based on this information, the CND guided “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order on an hourly basis which generators would be dispatched the following day to meet expected demand. The price in the Bolsa for all generators is set by the less expensive generator dispatched in each hourly period under the optimal dispatch. This price ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country. Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to meet the energy demands expected for the following day, in a secure, reliable and cost-efficient manner.
     Differences between real dispatch and “optimal dispatch” give rise to “restrictions,” which are settled for each generator in the following way: restricted generators (those whose real generation is lower than optimal dispatch) are charged with the average of the market price and their offer prices; and out-of-merit generators (those whose real generation is greater than optimal dispatch) are credited with the difference, also appraised according to regulated prices. The net value of these restrictions is assigned proportionally to all the traders within the NIS, according to their demands of energy.
     The attacks on the transmission infrastructure by guerrillas caused a significant increase in the number of restrictions, which gave rise to claims from users given the subsequent increase of tariffs. This situation forced CREG to issue Resolution 34 (2001) and certain other amending resolutions, and to intervene in the settlement of the restrictions, in such a manner that for the restricted generators, the difference is appraised with the average of the offer price and the spot price. The out-of-merit generators have a maximum cap on the recognized price in accordance with pre-established values. This Resolution, despite the announcement was informed as a temporary measure, has been challenged, and in certain cases, has resulted in legal proceedings initiated by the generators, who believe that the recognized prices do not cover the costs associated with these restrictions.

     In March 2003, the Colombian pool market started the TIE (Energy International Transactions) with Ecuador. During 2006, Colombia exported 1,609 GWh of energy to Ecuador and imported 1 GWh from Ecuador. International electricity transactions are regulated mainly by Resolution CREG 004.
Transmission
     Transmission companies, which operate networks of voltages of at least 220 kV make up the National Transmission System, or NTS, and are required to provide third-party access to the transmission system under equal conditions and are authorized to collect a tariff for transmission services. If the parties do not agree upon the conditions of such access, the CREG is entitled to impose an easement of access. The transmission tariff that must be paid by generators, distribution companies and traders is composed of a connection charge that underwrites the cost of operating the equipment that links the user to the transmission system that is not charged if the generator is the owner of the connecting equipment, and a usage charge, which applies only to traders.
     CREG regulates income for transmission companies guaranteeing an annual fixed income. Income is determined by the new replacement value of the networks and equipment existing as of January 1, 2000, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS, subject to the compliance of certain minimum availability. All of this value has been allocated among the traders of the NTS in proportion to their energy demand.
     The expansion of the NTS is conducted according to model expansion plans designed by UPME and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG. Accordingly, the construction, operation, and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.
     Distribution
     Distribution is defined as the operation of local networks below 220 kV. Any user may have access to a distribution network so long as the user pays a connection charge. The CREG regulates distribution prices that should permit distribution companies to recover costs, including operating, maintenance and capital costs operating efficiently. Distribution charges are set by CREG for each company and vary depending on the voltage level. Distribution charges are calculated based on the replacement cost of the existing distribution assets. Regulation also recognizes a cost of capital, as well as operational and maintenance costs.
     The distribution market is divided into regulated and unregulated customers. Customers in the unregulated market may freely contract for electricity supply directly from a generator or distributor, acting as traders, or from a pure trader. The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which corresponds to approximately 3,500 large industrial and commercial customers and represents about 32% of the market.
Trading
     Trading is the direct resale of electricity purchased in the wholesale market to end users, and may be conducted by generators, distributors or independent agents which must comply with the requirements of CREG. Parties freely agree upon trading prices for deregulated users. Trading to regulated users is subject to a “regulated freedom regime” under which tariffs are set by each trader using tariff options based on a formula established by CREG. Tariffs are determined pursuant to a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.
     Since, CREG approves cap costs, traders may set lower tariffs supported by economic reasons. Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin that covers the risks of the activity and the return on the investment.

     Environmental Regulation
          Law 99 of 1993 provides the legal framework for environmental regulation and established the Ministry of the Environment as the authority for establishing environmental policies. The Ministry of the Environment defines, issues and executes policies and regulations that focus on the recuperation, conservation, protection, organization, administration and use of renewable resources. Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans. The law particularly seeks to prevent environmental damage by entities in the energy sector. Any entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.
          Colombia has experienced a significant expansion in its environmental regulations as a result of Law 99, which requires generators to contribute to the conservation of the environment by means of a payment for the use of electricity generation. Hydraulic plants that have a total installed nominal capacity above 10,000 kilowatts must pay 6% of their energy sales; thermoelectric plants that have a total installed nominal capacity above 10,000 kilowatts must pay 4% of their energy sales. This payment is made to the municipalities and environmental corporations where facilities are located.
     Inspection and Control
          According to the National Constitution and the Law 142, the Superintendency of Public Utilities supervises public utility service companies involved in the aforementioned electricity activities. In 2003, the Superintendency of Public Utilities implemented a central information system to consolidate all the information of public utilities for both control and information purposes. In early 2006, the Superintendency of Public Utilities issued a resolution modifying the effects of inflation in the book value of public utility assets.
Peru
          Industry Structure
               The regulatory framework for the electricity industry in Peru is modeled after the regulatory framework in Chile. Its primary regulations include: Law of Electrical Concessions (Law Decree 25,844) and its regulation, Supreme Decree 009 (1993), Technical Regulation on the Quality of the Electrical Supply, Supreme Decree 020 (1997), Antitrust Law on the Electrical Sector (Law 26,876) and its regulation, Supreme Decree 017 (1998), Law 26,734 which created the regime that supervises Investments in Energy, and its regulation, Decree 54 (2001), in addition to the supplementary Law 27,699, of the Organismo Supervisor de la Inversión en Energía, Peruvian regulatory electricity authority, or OSINERG, and the regulation for resolution of controversies that arise within this institution, Resolution 0826 (2002).
               Some of the most important characteristics of the regulatory framework for the electricity industry in Peru are:
(i)	vertical disintegration (or separation of the three main activities: generation, transmission and distribution);

(ii)	freedom of prices for the supply of energy in competitive markets, and a system of regulated prices based on efficiency (correct allocation and utilization of resources and the supply of electricity at minimum costs); and,

(iii)	private operation of the interconnected electricity systems with a focus on efficiency and service quality (compliance with the technical requirements established in regulations affecting the sector).
               The electricity sector in Peru has one interconnected system, the Sistema Eléctrico Interconectado Nacional, or the SEIN, and several isolated regional and smaller systems that provide electricity to those areas.

          In Peru, the Ministerio de Energía y Minas, or the Ministry of Energy and Mines (“ME&M”), defines energy sector policies, regulates matters relating to the environment, the granting, supervision, maturity and termination of licenses and concessions for generation, transmission, and distribution activities. The OSINERG is an autonomous public regulatory entity that oversees legal and regulatory compliance related to electrical and hydrocarbon activities, and the conservation of the environment in connection with the development of these activities. One of its functions is the publication of the regulated tariffs. The Comité de Operación Económica del Sistema, or the COES, coordinates the dispatch of electricity of Peru’s SEIN and prepares the technical and financial study that serves as a basis for the annual node tariff calculations.
          There are established technical standards that regulate service quality and conditions provided by electricity companies. Companies that do not meet quality standards are subject to fines and penalties, and compensatory measures for those customers who received substandard service.
     Dispatch and Pricing
          The dispatch methodology and pricing at the generation level in Peru are virtually identical to the dispatch methodology and pricing in Chile. Unregulated customers in Peru are those with demand for capacity greater than 1 MW. Supplies for demand capacity lower than 1 MW are considered a public service supply and served by electricity distribution companies.
          Electricity sold to the public and private service customers, the transmission and distribution tariffs are regulated by OSINERG.
     Transmission
          Transmission lines in Peru are divided into principal and secondary systems. The principal system lines, all of which form part of the main grid, are accessible to all generation facilities and allow electricity to be delivered to all customers. The transmission concessionaire of facilities that form part of the primary transmission system receives tariff revenues and connection tolls determined in accordance with the respective concession agreement. The secondary system lines connect generation facilities or unregulated customers with the grid.
     Distribution Pricing
          Sales by generation companies to distribution companies must be made at node prices set by OSINERG. Node prices for capacity and energy were published every six months, but since 2005, this publication is made annually in April of each year. Node prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers. Although these prices are quoted in Peruvian soles, the calculations are mainly effected in dollars.
          The electricity tariff for regulated clients includes charges for capacity and energy from generation and transmission, the node prices, and from the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard for energy distribution losses. Distribution electricity tariffs are set on the basis of voltage levels. Regulated customers have a range of tariff options that allow them to manage the charges based on consumption in peak hours (between 6:00 p.m. and 11:00 p.m.) or non-peak hours (all the remaining hours of the day). However, 99.6% of Edelnor’s clients (representing 45% of total sales of electricity during 2006) are within the tariff category that simply measures the energy consumed without any reference to capacity or division of consumption between peak and non-peak hours (Tarifa BT-5).
     Value Added from Distribution (“VAD”)
          VAD includes the following distribution costs: (a) general, administrative and selling costs; (b) maintenance and operation costs for distribution equipment; (c) a margin for standard energy and capacity losses; and (d) a return on investment based on the net replacement value (VNR, in its Spanish acronym) of the equipment used in distribution. VNR includes costs for renewal of all the installations and equipment used to provide distribution services, including intangible assets and working capital.
          Setting the VAD involves placing distribution companies in groups established by the ME&M based on factors such as energy consumer density or equipment density in the distribution network. Different efficiency standards are applied to each group.
          Based on the efficiency standards derived from a selected real company, OSINERG defines a “model company” in order to set the VAD. A given distribution company’s actual return on investment is dependent on its performance relative to the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company.
          Once OSINERG has established the performance standards, the distribution companies retain specialized consultants who perform a parallel tariff study subject to certain guidelines which results in a proposal. OSINERG also retains its own consultant who makes a different tariff study. Based on these proposals OSINERG sets the final tariff. Preliminary tariffs established have to provide an average real annual internal rate of return between 8% and 16% on the VNR of assets for the entire distribution industry.
          Once the component of the VAD index has been set, it will remain in effect for four years; although adjustments are allowed based on node prices and distribution costs, including wages, the wholesale price index for domestic products, aluminum and copper prices, currency exchange rates and import duties. The index is adjusted when the underlying variables in the formula yield a variation in excess of 1.5%. The current VAD component was set in November 2005, and should be valid until October 2009.
     Concessions
          Concessions for the operation of distribution networks are granted by the ME&M. The concession areas may be expanded by the holder of the concession every two years with prior notice to the ME&M. The concession area may not be reduced unless authorized by the ME&M. The concessions may be revoked by the ministry in the event of non-compliance with certain commercial, operating and quality standards.
          A concession for electricity generation activities is required when a power plant has an installed capacity that exceeds 10 MW while an authorization for electricity generation activities is required when a power plant has an installed capacity in excess of 500 kW.
          A concession for electricity generation activities is an agreement between the company and ME&M and an authorization is a unilateral permission granted by the ministry. Authorizations and concessions are granted by the ministry under the procedures set forth in the Electricity Concessions Law and its regulations and amendments.
     Environmental Regulation
          In Peru, electricity companies are subject to the general environmental and penal laws which govern environmental matters and the Reglamento de Protección Ambiental de las Actividades Eléctricas, a regulation which specifically governs the protection of the environment as it relates to electricity companies and enforces emission standards set from time to time by the governmental authority. The regulation establishes a number of requirements that must be satisfied by electricity companies, including reporting requirements, environmental audits and record-keeping of emissions. Companies that do not comply with the regulation are subject to penalties. The authorities governing environmental matters are the Dirección General de Asuntos Ambientales, or the General Office of Environmental Matters, which is dependent on the Ministry of Energy and Mines and OSINERG.

     Electricity companies in operation prior to 1994 must have a Programa de Adecuación y Manejo Ambiental, a set of environmental compliance standards to conduct their operations within the permitted gas and liquid emissions limits and to comply with environmental regulations. Companies in operation after 1994 must prepare an environmental impact study and obtain the approval of the ME&M for.
     Changes to Electricity Law
     On July 23, 2006, Supreme Decree 28,832: “Law to Assure the Efficient Development of Electrical Generation” was published. The primary changes under this law include:
•	Distribution companies will be able to conduct auctions to buy electricity in contracts for up to 10 years at a firm price to supply their regulated and unregulated market and to establish the contracting methodology, the volumes to contract and the contract term. The prices that result from the bidding processes will be shifted to the final customers. The auctions must be launched at least three years in advance from the beginning of the proposed contracts, and their terms cannot be greater than 10 years. Companies that have auctions in the first three years are allowed to do it with less anticipation. In these cases the term of the contracts cannot be greater than five years. OSINERG has to approve the administrative and technical bidding specifications, to define the price cap to the proposals, and to supervise the corresponding processes.

•	COES, which coordinates electricity dispatch, is reorganized, as an Assembly integrated by SEIN’s Agents, grouped in four subcommittees: generators, distributors, transmission companies and unregulated customers. The Assembly designates an independent board of directors that manages the COES for five year periods.

•	Distribution companies (for their unregulated market) and the unregulated customers can participate in the spot market.

•	A Guaranteed Transmission System is granted by the ME&M through public auctions, developed according to the Transmission Planning elaborated by the COES and approved by the ministry.

•	Customers whose annual maximum consumption capacity falls within a certain range, to be set in further regulations, will be able to choose their status as a regulated or unregulated customer. The change of status will require an advance warning with at least a year of anticipation, according to the terms that the regulation will establish. In case that a customer changes its status, he will have to keep this new status by a minimum term of three years.
C. Organizational Structure.
Principal Subsidiaries and Affiliates
     The subsidiaries listed in the following table were consolidated by us as of December 31, 2006. Our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

		Consolidated
	% Economic	Assets of Each	Operating Income
	Ownership of	Main Subsidiary	of Each Main
	Main Subsidiary	on a Stand-alone	Subsidiary on a
Principal Subsidiary and Country of Operations	by Enersis	Basis	Stand-alone Basis
	(in billions of Ch $ except percentages)
Electricity Generation
Endesa Chile (Chile)	60.0%	5,284.7	504.5
Electricity Distribution
Chilectra (Chile)	99.1%	1,218.6	117.1
Edesur (Argentina)	65.4%	640.0	-4.1
Edelnor (Peru)	33.5%	333.1	38.6
Codensa(Colombia)	21.7%	933.9	135.3
Endesa Brasil, Electricity distribution, generation and transmission

		Consolidated
	% Economic	Assets of Each	Operating Income
	Ownership of	Main Subsidiary	of Each Main
	Main Subsidiary	on a Stand-alone	Subsidiary on a
Principal Subsidiary and Country of Operations	by Enersis	Basis	Stand-alone Basis
	(in billions of Ch $ except percentages)
Endesa Brasil Consolidated (Brazil)	53.6%	3,045.5	273.0
Coelce (Brazil)	34.9%	815.5	86.5
Ampla (Brazil)	69.9%	1,230.5	110.0
Cachoeira Dourada (Brazil)	53.4%	357.7	29.5
CGTF (Brazil)	53.6%	219.1	52.5
CIEN (Brazil)	53.6%	453.0	-0.7
Other Businesses
IMV (Chile)	100.0%	75.0	7.3
Synapsis (Chile)	100.0%	31.1	-1.1
CAM (Chile)	100.0%	88.1	9.8
Business and Subsidiaries Description
          Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and has wholly-owned subsidiaries that provide support services to related and unrelated companies. The following chart represents Enersis’ economic ownership participation in its main operating subsidiaries and affiliates as of December 31, 2006.

     Enersis Simplified Corporate Structure as of December 31, 2006

ENERSIS
Distribution
Trading
Generation
Transmission
Chilectra 99.1%
Endesa Brasil 53.6%
Endesa Chile 60.0%
Edesur 65.4%
Edelnor 33.5%
Codensa 21.7%
Ampla 69.9%
Coelce 34.9%
CEMSA 45.0%
Costanera 38.5%
El Chocón 28.5%
Edegel 19.8%
Betania 60.0%
Emgesa 14.1%
Cachoeira Dourada 53.4%
Pehuenche 55.6%
Pangue 57.0%
San Isidro 60.0%
Celta 60.0%
Gas Atacama Generación 30.0%
Endesa Fortaleza 53.6%
Transquillota 30.0%
CTM 53.6%
CIEN 53.6%
Services
Information & Telecommunicatios
Engineering
CAM 100%
Synapsis 100%
Ingendesa 58.5%
Real Estate
Inmobiliaria M. Velasco 100%
Infrastructure
Túnel El Melón 60.0%
Gas Pipeline
Atacama Chile 30.0%
Atacama Argentina 30.0%
Electrogás 25.5%
Gasoducto Tal Tal 30.0%

D. Property, plants and equipment.
Description of Property
     In April 2002, Enersis relocated to its new corporate headquarters in Santa Rosa 76, Santiago, Chile, shared with Endesa Chile (see further below) and Chilectra. In addition, we own 58 properties in Santiago with a total of 64,177 square meters. Through IMV, we own 17 office buildings and properties in Santiago, a two-acre property in Viña del Mar and a 55% interest in a 1,760 acre plot of land outside of Santiago.
     We also have significant interests or investments in electricity distribution companies in Chile, Argentina, Brazil, Colombia and Peru, where Enersis maintains a total concession area of over 200,000 square kilometers as of December 31, 2006. The description of each distribution company is included in this Item 4. “Information on the Company”. The table set forth hereunder describes Enersis’ main equipment used for its generation and distribution businesses, such as power plants, transmission lines, substations, distribution networks and transformers.
     In accordance with international standards, our distribution facilities are insured against damage to substations and administration buildings. Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and others. Insurance policies include third-party liability clauses, which protect our companies from complaints made by third parties. Transmission lines and the equipment attached to them do not qualify as insurable assets in the standard market.
     Endesa Chile’s main properties in Chile are its 22 electricity generation facilities (detailed in “— Business Overview—Operations in Chile”), and its 27,793 square meter headquarters buildings in Santiago.
     A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or other cause, would have a material adverse effect on Endesa Chile’s operations. Endesa Chile insures all of its electricity generation facilities against damage from earthquakes, fires, floods and other similar occurrences and third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, we believe that the risk of such an event is remote. Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa Chile also maintains business interruption insurance which provide up to 18 months coverage for failure of any of its facilities, starting after the deductible period.
     Insurance coverage abroad is approved by the management of each affiliate who takes into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, which are based on general corporate guidelines given by Enersis.
     All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry to obtain what we believe to be the most commercially reasonable coverage and premiums available on the market.

     The following table identifies our facilities and their basic characteristics:
Table of Generation Facilities

Country/Company	Power Plant Name	Power Plant Type (1)	2005	2006
			MW (2)
Argentina
Endesa Costanera	Total		2,304	2,319
	Costanera Steam Turbine	Steam Turbine/ Natural Gas+Fuel Oil	1,131	1,138
	Costanera Combined Cycle II (10)	Combined Cycle/Natural Gas+Diesel Oil	851	859
	Central Buenos Aires	Combined Cycle/Natural Gas (CBA) Combined Cycle I(10)	322	322

El Chocón	Total		1,320	1,320
	El Chocón	Hydro Reservoir	1,200	1,200
	Arroyito	Hydro Pass Through	120	120

Total Capacity in Argentina			3,624	3,639

Brazil
Cachoeira Dourada	Cachoeira Dourada	Hydro Pass Through	658	658
CGTF	CGTF (10)	Combined Cycle/Natural Gas	319	322
Ampla Generación	Various small facilities	Hydro Reservoirs	62	—

Total Capacity in Brazil			1,039	980

Chile
Endesa Chile	Total		2,754	2,754
	Hydroelectric		2,254	2,254
	Rapel	Hydro Reservoir	377	377
	Cipreses	Hydro Reservoir	106	106
	El Toro	Hydro Reservoir	450	450
	Los Molles	Hydro Pass Through	18	18
	Sauzal	Hydro Pass Through	77	77
	Sauzalito	Hydro Pass Through	12	12
	Isla	Hydro Pass Through	68	68
	Antuco	Hydro Pass Through	320	320
	Abanico	Hydro Pass Through	136	136
	Ralco	Hydro Reservoir	690	690
	Thermal		500	500
	Huasco	Steam Turbine/Coal	16	16
	Bocamina	Steam Turbine/Coal	128	128
	Diego de Almagro (3)	Gas Turbine/Diesel Oil	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64
	Taltal (4)	Gas Turbine/Natural Gas	245	245
Pehuenche	Total		695	695
	Pehuenche	Hydro Reservoir	566	566
	Curillinque	Hydro Pass Through	89	89
	Loma Alta	Hydro Pass Through	40	40
Pangue	Pangue (10)	Hydro Reservoir	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379

Celta	Total		182	182
	Tarapacá	Steam Turbine/Coal	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24
Total Capacity in Chile			4,477	4,477
Colombia
Emgesa	Total		2,116	2,238
	Guavio (5)	Hydro Reservoir	1,164	1,163
	Paraíso	Hydro Reservoir	276	277
	La Guaca	Hydro Pass Through	325	325

Country/Company	Power Plant Name	Power Plant Type (1)	2005	2006
			MW (2)
	Termozipa	Steam Turbine/Coal	235	236
	Cartagena (6)	Steam Turbine/Natural Gas + Diesel Oil		142
	Minor plants (7)	Hydro Pass Through	116	96
Betania	Betania	Hydro Reservoir	541	541

Total Capacity in Colombia			2,657	2,779

Peru
Edegel	Total		969	1,426
	Huinco	Hydro Pass Through	247	247
	Matucana	Hydro Pass Through	129	129
	Callahuanca (8)	Hydro Pass Through	75	75
	Moyopampa	Hydro Pass Through	65	65
	Huampani	Hydro Pass Through	30	30
	Yanango	Hydro Pass Through	43	43
	Chimay	Hydro Pass Through	151	151
	Santa Rosa	Gas Turbine/Diesel Oil	229	229
	Ventanilla (9)	Combined cycle/Natural gas		457
Total Capacity in Peru			969	1,426

Total Enersis Consolidated			12,766	13,302

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity. Steam, Gas Turbine (TG) or Combined Cycle, refers to the technology of a thermal power plant that uses either natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate the electricity.

(2)	Maximum capacity of generation units, under specific technical conditions and characteristics, certified during 2006 by Bureau Veritas according to the Norm No. 038 of Endesa Chile. Figures may differ from capacity declared to regulating authorities in each country.

(3)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Corporación Nacional del Cobre de Chile, or Codelco, since 2001.

(4)	One of two generation units of Tal Tal may use diesel oil as an alternative to natural gas.

(5)	During 2005, 2 auxiliary units (7 MW each) were added to Guavio.

(6)	Purchased in 2006. Figure represents capacity value for units 1 and 3. Unit 2 is under overhaul and recovery of capacity

(7)	As of December 31, 2006 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junta. On January 1, 2006, San Antonio plant (19.5 MW) was withdrawn.

(8)	As of December 31, 2006, the recovery of capacity of this plant has yet to be acknowledged by the regulator.

(9)	During 2006 Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets.

(10)	Part of this facility is pledged in favor of certain creditors.

Table of Distribution Facilities
General Characteristics

		Concession Area	Transmission
	Location	(km2)	Lines (km) (1)
			2005	2006
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,171	1,173
Edelnor	Peru	2,440	419	419
Ampla	Brazil	32,615	2,295	2,303
Coelce	Brazil	146,817	3,780	3,879
Codensa	Colombia	14,087	1,146	1,149
Total		201,386	9,166	9,277

(1)	The transmission lines consists of circuits, which voltages are in the range of 27 kV — 220 kV.
Power and Interconnection Sub-Stations and Transformers (2)

	2005			2006
	Number of	Number of	Capacity	Number of	Number of	Capacity
	Sub-stations	Transformers	(MVA)	Sub-stations	Transformers	(MVA)
Chilectra	53	137	6,030	53	143	6,330
Edesur	63	163	10,332	63	164	10,442
Edelnor	28	61	2,127	28	61	2,127
Ampla	115	225	4,109	115	225	4,199
Coelce	90	143	1,988	93	148	2,065
Codensa	61	196	6,422	60	198	6,534
Total	410	925	31,008	412	939	31,697

(2)	Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (low voltage).
Distribution Network — Medium and Low Voltage Lines (3)

	2005		2006
	Medium	Low	Medium	Low
	Voltage	Voltage	Voltage	Voltage
	(km)	(km)	(km)	(km)
Chilectra	4,521	9,334	4,614	9,396
Edesur	6,695	15,460	6,885	15,549
Edelnor	3,191	16,786	3,289	17,116
Ampla	27,477	15,726	28,996	16,142
Coelce	52,716	30,262	57,558	34,587
Codensa	17,522	21,836	17,711	21,912
Total	112,122	109,404	119,053	114,702

(3)	Medium voltage lines: 7.000 V – 34.500 V; Low voltage lines: 380-110 V.

Transformers for Distribution (4)

	2005		2006
	Number of	Capacity	Number of	Capacity
	Transformers	(MVA)	Transformers	(MVA)
Chilectra	26,466	4,973	26,822	5,260
Edesur	22,808	4,782	23,254	4,801
Edelnor	9,087	1,101	9,216	1,149
Ampla	86,810	3,067	93,293	3,235
Coelce	89,830	3,569	97,529	3,681
Codensa	59,022	6,975	60,168	7,145
Total	294,023	24,467	310,282	25,271

(4)	Voltage of these transformers is 34.500 V (in high voltage) and 110 V (in low voltage).
Item 4A. Unresolved Staff Comments
     Not applicable.
Item 5. Operating and Financial Review and Prospects
A. Operating results.
Introduction
     We are a holding company that owns and operates electricity generation, transmission and distribution companies in Chile, Argentina, Brazil, Colombia and Peru. Substantially all of our revenues, income and cash flow come from our subsidiaries and equity affiliates’ operations in these five countries.
     Factors such as hydrological conditions, extraordinary actions by government authorities, regulatory developments and economic conditions in each country in which we operate are important in determining our financial results. In addition, our reported results from operations and financial condition are significantly affected by variations in exchange rates between the dollar and the peso and other currencies of the countries in which we operate. Such exchange rate variations have a significant non-cash effect due to the implementation of Chilean GAAP’s BT 64, “Accounting for Permanent Foreign Investments” as it relates to the consolidation of the results of our companies outside of Chile. Lastly, our other critical accounting policies also have a significant effect on our consolidated results from operations.
•	Hydrological conditions. A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants due to insufficient water resources. The use of fuels for the generation of electricity results in higher costs of operations that we would not incur otherwise. Accordingly, our results of operation may be adversely affected by low rainfall, and extreme hydrological conditions materially affect our operating results and financial condition. In addition, adverse hydrological conditions at times have led governments to take affirmative steps to regulate the electricity business. (For additional information regarding the effects of hydrological conditions on our results from operations, please see “Item 3. Key Information — D. Risk Factors — “Risk Relating To Our Operations.”
•	Extraordinary actions by government authorities. Our operations are materially affected by extraordinary actions taken by the governments of the countries in which we operate. In the past few years the results from operations of our Argentine, Brazilian and Colombian subsidiaries were affected by governmental actions taken in these countries. Below are some examples:

✓	In Argentina, electricity tariffs historically were expressed in dollars at an exchange rate of Ar$ 1.00 per $ 1.00. However, following a devaluation of the Argentine peso against the dollar from Ar$ 1.00 per $ 1.00 to Ar$ 3.37 per $ 1.00 in December 31, 2002, the Argentine government converted electricity tariffs to Argentine pesos at the old exchange rate of Ar$ 1.00 to $ 1.00. As a result of this devaluation and the tariff conversion rate determined by the Argentine government, the dollar equivalent of our Argentine revenues declined significantly.

✓	As a consequence of a severe drought in Brazil, in 2001 and the first quarter of 2002, the Brazilian government imposed restrictions limiting the consumption of electricity in certain provinces where our distribution companies operate. As a result of these restrictions, our distribution subsidiaries experienced a reduction in their revenues.

✓	In 2002, the Colombian government imposed an extraordinary tax to finance Colombia’s anti-terrorist campaign and in 2004 and 2005, it imposed a 1.2% tax on shareholders’ equity on all Colombian companies.
•	Regulatory developments. The regulatory structure governing our distribution and generation business has a material effect on our results from operations. In particular, regulators in the countries in which we operate set (x) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Distribution Added Value”, or VAD and (y) generation tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to earn a regulated level of return on their investments. Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators. For additional information relating to the regulatory frameworks in the countries in which we operate, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework” included in this annual Report.
•	Economic conditions. Macroeconomic conditions in the countries in which we operate may have a significant effect on our results from operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases while electricity theft decreases. Other macroeconomic factors such as a devaluation of the local currency in the countries in which we operate may have a negative impact in our results from operations because while most of our revenues are denominated in the currency of the countries in which we operate, our financing and significant other costs such as depreciation are denominated in dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans.
     Technical Bulletin No. 64 (BT 64)
          Our consolidation of the results of our non-Chilean subsidiaries is governed by BT 64. BT 64 establishes a mechanism to consolidate the financial results of a non-Chilean company prepared in local GAAP and denominated in local currency into the financial results of its Chilean parent which are prepared in Chilean GAAP and denominated in pesos. The implementation of BT 64 affects the reporting of our results from operations. In particular, exchange rate variations, if significant, can materially affect the amounts of operating revenues and expenses reported in our consolidated financial statements in Chilean GAAP as well as generate material non-operating gains and losses.
          BT 64—Conversion Effect. BT 64 requires Enersis to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to dollars and to restate such financial statements into Chilean GAAP after such conversion, including by converting such dollar amounts into pesos. We refer to the gain or loss resulting from this balance sheet conversion as the “conversion effect.” In order to convert monetary assets and liabilities of its non-Chilean subsidiaries to dollars, Enersis must use the dollar/local currency exchange rate applicable at period-end. In order to convert Enersis’ equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities to dollars, Enersis must use the dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.
     In addition, BT 64 requires income and expense accounts (except for the expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into dollars at the average exchange rate of the month during which such results or expenses were recorded. All amounts converted from local currency to dollars are then converted from dollars to pesos at the exchange rate applicable at the end of the reporting period. When both the local currency and the peso depreciate or appreciate against the dollar, the BT 64 conversion effect is inversely related to such respective movements and will have a lesser net effect than together would otherwise result. If the local currency and the peso diverge in their appreciation or depreciation against the dollar, as the case might be, the Chilean GAAP application of BT 64 of each movement is directly related and will have a greater effect than would otherwise result.
     BT 64 may have the effect of excluding from our reported financial condition the effect on non-monetary assets of devaluation in the countries in which our subsidiaries and investments are located. For example, the carrying value of our Argentine and Brazilian non-monetary assets increased in 2002 notwithstanding the devaluation of Argentine peso and Brazilian real because these assets are carried at historical dollar value and the dollar appreciated against the peso in 2002.
     The currency conversion from local currencies to dollars can have different effects depending on a foreign subsidiary’s structure of monetary and non-monetary assets and liabilities. For example, when a foreign subsidiary has more monetary assets than monetary liabilities, a devaluation of the applicable local currency against the dollar may result in a loss due to the effects of the currency conversion. On the other hand, the appreciation of the applicable local currency results in a gain. The opposite is true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the dollar may result in a gain and an appreciation may result in a loss. The fluctuations of the exchange rates between the currencies of the countries where we operate and the dollar, as well as in the exchange rate between the peso and the dollar, have materially affected the comparability of our results from operations during the periods discussed below because of this conversion effect.
     BT 64—Equity Hedge. BT 64 permits an investing company to hedge dollar denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, against the book value of such equity investments. For purposes of BT 64 all the countries where we have investments—Argentina, Brazil, Colombia and Peru—are considered unstable countries. This hedge eliminates the effects of exchange rate variations on the debt incurred in connection with such investments. If the book value of an equity investment is lower than the dollar denominated debt, the results of the exchange rate fluctuations affecting the amount of dollar denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the dollar denominated debt, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity.
Critical accounting policies
     Financial Reporting Release 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below. In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction and does not allow for management’s judgment in its application. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see note 2 to our consolidated financial statements.
     Impairment of long-lived assets
     In accordance with Chilean GAAP, the Company evaluates the recoverability of the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future non-discounted cash flows of the underlying business. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on an estimate of future discounted cash flows, as opposed to current carrying amounts. The most significant estimates made in determining discounted future net cash flow include the selection of appropriate discount rates, the number of years on which to base the cash flow projection, and making the appropriate adjustments to historical results for anticipated operating conditions. As described in greater detail below, these estimates are subject to meaningful variation from period to period, which could materially affect our analysis of the impairment of our long-lived assets.
     We believe that the number of years included in determining discounted cash flow, for our generating companies is estimable, because the number is closely associated with the useful lives of the plants and their equipment. These useful lives are readily determinable based on historical experience and type of power generated. The discount rates used in the analysis vary by country and fluctuate as economic conditions in these countries vary. Therefore, the likelihood of a change in an estimate is high in any given period. Adjustments to historical results based on anticipated operating conditions are estimated in light of the current competitive market in the countries in which we do business. These conditions change periodically; therefore, the likelihood of a change in estimate in any given period is high.
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
     Impairment of goodwill
     Goodwill includes the cost of acquired subsidiaries and equity investments in excess of the book value of the net assets recorded in connection with acquisitions. Accounting for goodwill requires management to estimate the appropriate amortization period and the recoverability of the carrying value of goodwill. The maximum amortization period under Chilean GAAP is 20 years. Factors that are considered in estimating the appropriate amortization period of goodwill include:
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
     Regulatory Asset and Deferred Costs
     Under Brazilian law, Enersis’ distribution subsidiaries in Brazil have recognized as of December 31, 2001 a regulatory asset based on extraordinary tariffs expected to be in effect over a period of five years in order to allow electricity companies to recover losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.
     The regulatory asset recorded by the Company’s Brazilian distribution subsidiaries (Ampla and Coelce) was Ch$ 35.1 billion as of December 31, 2002 and Ch$ 105.8 billion as of December 31, 2001, each expressed in Ch$ as of December 31, 2006 and recorded as revenue during 2002 and 2001. In order to record this asset, our subsidiaries and other companies in the energy sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.
     Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were deferred by Ampla and Coelce for the years ending December 31, 2001 and 2002, respectively and amounted to Ch$ 26.0 billion and Ch$ 34.6 billion, respectively. These costs will be recovered through future billings.
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
     Estimation of fair value of certain energy contracts under U.S. GAAP
     Certain of our generation and distribution commodity contracts that are considered as derivatives under U.S. GAAP, required to be accounted at fair values. Fair values estimates of these contracts, for which no quoted prices or secondary market exists, are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. Changes in assumptions could have a significant impact on the estimate of fair values disclosed. As a result, such fair value amounts are subject to a significant volatility and are highly dependent on the quality of the assumptions used.
     Our purchase and sale interconnection contracts are for periods up to 20 years in complex markets, where no similar-term forward market information is available. We have estimated the fair values of these contracts based on the best information available; but, due to varying assumptions about interest rates, inflation rates, exchange rates, electricity rates and cost trends, materially different fair values could result. As a result, such estimates are highly volatile and dependent upon the assumptions used.
     Litigation and Contingencies
     The Company is currently involved in certain legal and tax proceedings. As discussed in note 30 of our consolidated financial statements, as of December 31, 2006, we have accrued our estimate of the probable costs for the resolution of these claims. We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis on potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our consolidated financial position or results of operations.

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
     The following table shows the effect of a 1% decrease in discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2005	2006
	(increase in millions of Ch$)
Projected benefit obligation	25,764	30,701
     The following table shows the effect of a 1% change in discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2005	2006
	(increase in millions of Ch$)
Accumulated post-retirement benefit obligation	4,061	4,304
SAB 74 Disclosures –
Recent accounting pronouncements
     In February 2006 The FASB issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140.” The new statement:
•	permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

•	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

•	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

•	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

•	amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.
     SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.
     In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of the adoption of FIN 48.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective for certain requirements at fiscal year end 2006 which the Company adopted.
Enersis’ Results from Operations for the Years Ended
December 31, 2005 and December 31, 2006
Overview
     Our 2006 results, when compared to those of 2005, were primarily affected by the following factors:
•	Our operating income increased by Ch$ 239.4 billion, or 28.9%, to Ch$ 1,068.0 billion in 2006. As of October 2005, with the creation of the Endesa Brasil holding company, Enersis began consolidating CGTF and CIEN. If we were to give pro forma effect to such consolidation as of January 1, 2005 for comparative purposes, operating income would have increased by 20.3%. See note 2(a) (iii) to our Consolidated Financial Statements. If we were to eliminate the positive impact in pesos of the 3.7% depreciation of the peso against the United States dollar (from Ch$ 512.50 per dollar as of December 31, 2005 to Ch$ 532.39 per dollar as of December 31, 2006), operating income would have increased by 18.3%. We believe that it is helpful to eliminate the effects of the appreciation of the peso against the dollar and to give pro forma effect to the formation of Endesa Brasil in order to understand the underlying trends in our operating income. (For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of non-GAAP measures to Chilean GAAP” below.)

•	Physical sales in our distribution companies increased by 5.5% to 58,280 GWh in 2006. Physical sales in generation increased by 19.2% to 70,337 GWh. These increases reflect a continued economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 3.2% to 11.6 million in 2006.

•	Tax expenses decreased by Ch$ 72.6 billion, from Ch$ 182.0 billion in 2005 to Ch$ 109.4 billion in 2006, partly due to Ch$ 189.3 billion of non-cash deferred income tax benefit recorded. This deferred income tax benefit is primarily attributable to the merger of Chilectra and Elesur which gave the surviving entity the ability to utilize previously provisioned tax loss carryforwards, which was partially offset by Ch$ 116.7 billion in tax expenses, as a result of additional taxable income from our foreign subsidiaries.
Operating income

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and subsidiaries (Chile)	117,597	117,137	-460	-0.4%
Edesur (Argentina)	3,738	-4,077	-7,815	N/A
Distrilima/Edelnor (Peru)	29,731	38,578	8,847	29.8%
Ampla (Brazil)	81,795	109,925	28,130	34.4%
Investluz/Coelce (Brazil)	49,189	86,548	37,359	75.9%
Codensa (Colombia)	110,002	135,352	25,350	23.0%
Total operating income distribution business	392,052	483,463	91,411	23.3%

Generation Business
Endesa and subsidiaries (Chile)	191,715	289,823	98,108	51.2%
Endesa Costanera (Argentina)	-2,132	4,893	7,025	N/A
El Chocón (Argentina)	14,466	30,310	15,844	109.5%
Cachoeira Dourada (Brazil)	23,896	29,547	5,651	23.6%
CGTF (Brazil) (1)	15,685	52,531	36,846	234.9%
Emgesa (Colombia)	106,153	109,077	2,924	2.8%
Betania (Colombia)	16,927	12,252	-4,675	-27.6%
Edegel (Peru)	54,954	55,535	581	1.1%
Total operating income generation business	421,664	583,968	162,304	38.5%

Transmission Business
CIEN (Brazil) (1)	13,339	-759	-14,098	N/A
Total operating income Transmission business	13,339	-759	-14,098	N/A

Non-electricity subsidiaries (2)	3,021	254	-2,767	-91.6%
Total operating income from Non-electricity subsidiaries Chile	3,021	254	-2,767	-91.6%

Less:intercompany transactions	-1,432	1,116	2,548	N/A

Total operating income	828,644	1,068,042	239,398	28.9%

(1)	Corresponds to Operating Income for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating income for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles

     The tables below breaks down operating income by segment for the years ended December 31, 2005 and 2006.

	Year ended December 31,
	(in million of Ch$)
	Generation		Transmission		Distribution		Total
	2005	2006	2005	2006	2005	2006	2005	2006
Operating revenues	1.170.933	1.478.419	28.614	143.900	2.282.206	2.548.377	3.293.143	3.892.064
Operating costs	-708.546	-847.373	-13.957	-139.072	-1.705.225	-1.897.619	-2.234.186	-2.594.444
Operating margin	462.387	631.046	14.657	4.828	576.981	650.758	1.058.957	1.297.620

Selling and administrative expenses	-40.723	-47.080	-1.318	-5.587	-184.607	-167.295	-230.313	-229.578

Operating income	421.664	583.966	13.339	-759	392.374	483.463	828.644	1.068.042

	Year ended December 31,
	(in million of Ch$)
	Other		Intercompany transactions		Total
	2005	2006	2005	2006	2005	2006
Operating revenues	213.065	249.814	-401.675	-528.446	3.293.143	3.892.064
Operating costs	-173.611	-204.995	367.153	494.615	-2.234.186	-2.594.444
Operating margin	39.454	44.819	-34.522	-33.831	1.058.957	1.297.620

Selling and administrative expenses	-36.754	-44.564	33.089	34.948	-230.313	-229.578

Operating income	2.700	255	-1.433	1.117	828.644	1.068.042
Revenues from operations
     Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived primarily from the sale of electricity that we generate. Distribution revenues are derived primarily from the resale of electricity purchased from generators. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies and Value Added from Distribution, or VAD, revenues, which relate to the recovery of costs and return on investment with respect to distribution assets as well as allowed losses under tariff regulations. Other revenues from our distribution services consist of charges related to new connections and maintenance and leases of meters.
     The table below presents the distribution business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2005 and 2006.

Distribution business

	Physical sales during
	Year ended December 31,
	2005	2006	Change	% Change
		(GWh)

Chilectra (Chile)	11,851	12,377	526	4.4%
Edesur (Argentina) (1)	14,018	14,837	819	5.8%
Edelnor (Peru)	4,530	4,874	344	7.6%
Ampla (Brazil)	8,175	8,668	493	6.0%
Coelce (Brazil)	6,580	6,769	189	2.9%
Codensa (Colombia) (1)	10,094	10,755	661	6.5%
Total	55,248	58,280	3,032	5.5%

(1)	Includes toll revenues.
Generation/Transmission business
     The table below presents the generation business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2005 and 2006.

	Physical sales during
	Year ended December 31,
	2005	2006	Change	% Change
		(GWh)

Endesa Chile (Chile)	20,731	20,923	192	0.9%
Endesa Costanera (Argentina)	8,466	8,816	350	4.1%
El Chocón (Argentina)	4,113	5,191	1,078	26.2%
Edegel (Peru)	4,600	6,767	2,167	47.1%
Emgesa (Colombia) (1)	12,358	12,311	(47)	-0.4%
Betania (Colombia)	2,737	3,054	317	11.6%
Cachoeira Dourada (Brazil)	3,867	4,177	310	8.0%
Endesa Fortaleza (Brazil) (2)	678	2,705	2,027	299.0%
Cien (Brazil) (2)	1,467	6,394	4,927	335.9%
Total	59,017	70,337	11,320	19.2%

(1)	In 2005, 18 GWh of inter-company sales are included.

(2)	Corresponds to sales for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.
     The table below presents, for the periods indicated the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and subsidiaries (Chile)	606,015	664,957	58,942	9.7%
Edesur (Argentina)	239,469	248,394	8,925	3.7%
Distrilima/Edelnor (Peru)	197,488	214,271	16,783	8.5%
Ampla (Brazil)	485,791	552,631	66,840	13.8%
Investluz/Coelce (Brazil)	343,491	418,313	74,822	21.8%
Codensa (Colombia)	409,952	449,811	39,859	9.7%
Total operating revenues distribution business	2,282,206	2,548,377	266,171	11.7%

Generation Business
Endesa and subsidiaries (Chile)	540,113	633,961	93,848	17.4%
Endesa Costanera (Argentina)	119,732	173,732	54,000	45.1%
El Chocón (Argentina)	40,356	61,684	21,328	52.8%
Cachoeira Dourada (Brazil)	55,265	66,844	11,579	21.0%
CGTF (Brazil) (1)	30,923	100,193	69,270	224.0%
Emgesa (Colombia)	224,488	237,103	12,615	5.6%
Betania (Colombia)	39,922	36,721	-3,201	-8.0%
Edegel (Peru)	120,134	168,182	48,048	40.0%
Total operating revenues generation business	1,170,933	1,478,420	307,487	26.3%

Transmission Business
CIEN (Brazil) (1)	28,614	143,900	115,286	402.9%
Total operating revenues Transmission business	28,614	143,900	115,286	402.9%

Non-electricity subsidiaries (2)	213,065	249,814	36,749	17.2%
Total operating revenues from Non-electricity subsidiaries Chile	213,065	249,814	36,749	17.2%

Less:intercompany transactions	-401,675	-528,447	-126,772	31.6%

Total operating revenues	3,293,143	3,892,064	598,921	18.2%

(1)	Corresponds to Operating Revenues for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating revenues for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
  Distribution business revenues from operations
     In Chile, Chilectra’s 2006 operating revenues were Ch$ 665.0 billion, an increase of Ch$ 58.9 billion, or 9.7% compared to 2005, primarily because energy-related average prices increased 5.7% due to the increase in the node price. In addition, there was a 4.4% increase in physical sales, which reached 12,377 GWh in 2006. Non-energy revenues associated with ancillary services increased by Ch$ 3.2 billion, or 6.9%, to Ch$ 49.1 billion in 2006, compared with Ch$ 45.9 billion in 2005, primarily as a result of an increase in fees from electric lines relocating services. The increase in physical sales is partially attributable to a 2.0% increase in average per capita consumption in Chilectra’s concession area and the total number of customers increased by 33,159 customers, or 2.4%.
     In Argentina, Edesur’s 2006 operating revenues were Ch$ 248.4 billion, an increase of Ch$ 8.9 billion, or 3.7%, compared to 2005, primarily because of a 5.8% increase in physical sales, which reached 14,837 GWh in 2005. Average per capita consumption increased by 4.4%, and the total number of customers increased by 30,813 customers, or 1.4%, which in turn was partially offset by a 0.7% decrease in the average sales price in local currency. The 2006 BT 64 conversion effect using the average monthly exchange rate of the Argentine peso against the dollar, and subsequently converting to pesos at the year-end exchange rate, as a consequence of the 5.1% depreciation of the Argentine peso, partially offset by the 3.7% depreciation of the peso against the dollar in 2006, amounted to Ch$ 8.3 billion in lower revenues

     In Peru, operating revenues of our subsidiary Distrilima, which consolidates Edelnor, increased by Ch$ 16.8 billion, or an 8.5% increase, in 2006 compared to 2005, primarily due to a 7.6% increase in physical sales, which reached 4,874 GWh in 2006. Average per capita consumption increased by 4.6% in 2006, while the average sales’ prices decreased by 3.0% in local currency. The 2006 BT 64 conversion effect, using the average monthly exchange rate of the Peruvian sol against the dollar, and subsequently converting to pesos at the year-end exchange rate, as a consequence of the 0.9% appreciation of the Peruvian sol and the additional 3.7% depreciation effect of the peso against the dollar in 2006, amounted to Ch$ 5.4 billion in higher revenues.
     In Brazil, revenues associated with Ampla increased by Ch$ 66.8 billion in 2006, or 13.8%, primarily due to a 5.5% increase in the average sales price in local currency, and to an increase of 6.0% in physical sales, reaching 8,668 GWh. The 2006 BT 64 conversion effect using the average exchange rate of the Brazilian real against the dollar, and subsequently converting to pesos at the year-end exchange rate, increased as a consequence of the 10.7% appreciation of the real, and the additional 3.7% depreciation of the peso against the dollar in 2006, amounted to Ch$ 67.4 billion in higher revenues. Ampla’s customer base increased by 4.5%, from 2.2 million in 2005, to 2.3 million in 2006.
     Also in Brazil, Coelce’s 2006 revenues increased by Ch$ 74.8 billion, or 21.8%, primarily due to a 4.8% increase in the average sales price in local currency as well as a 2.9% increase in physical sales, which reached 6,769 GWh. In Coelce the effect of the variation of the Brazilian real against the peso in the conversion to Chilean GAAP meant higher operating revenues of Ch$ 50.6 billion. Coelce’s clients increased by 4.3%, from 2.4 million customers in 2005 to 2.5 million in 2006.
     In Colombia, Codensa’s 2006 revenues increased by Ch$ 39.9 billion, or 9.7%, primarily due to a 6.5% increase in physical sales, to 10,755 GWh in 2006, as well as to a 1.2% increase in average sales’ prices in local currency. The 2006 BT 64 effect of the 1.6% depreciation of the Colombian peso and the 3.7% depreciation of the peso, had a net effect of Ch$ 8.4 billion of higher operating revenues. Codensa’s clients increased by 3.2%, to 2.14 million in 2006, while average per capita electricity consumption increased by 3.3% from 4.87 MWh in 2005 to 5.03 MWh in 2006.
  Generation business revenues from operations
     Revenues from 2006 sales in Chile increased by Ch$ 93.8 billion, or 17.4%, primarily due to a 0.9% increase in physical sales, reaching 20,923 GWh, as well as to a 0.3% increase in average sales’ prices. The physical sales increase is attributable primarily to an increase in energy production of 6.4%, reflecting the greater hydroelectric generation. During 2006, Endesa Chile and its Chilean subsidiaries sold 4,991 GWh on the spot market, at an energy price of $ 44.8 per MWh. “Regarding average sales’ prices, we have to consider both the effect of the physical energy sales to regulated customers, which are subject to a new energy matrix recognized in the tariff-setting process, as well as the regulated customers’ average price increase of 12.7%, from $25.3 per kWh in 2005 to $28.5 per kWh in 2006. Both of these effects, together, led to a 0.3% increase in average sales’ prices.”
     In Argentina, Endesa Costanera’s revenues increased by 45.1%, from Ch$ 119.7 billion in 2005 to Ch$ 173.7 billion in 2006. The increase is attributable primarily to the volume of physical energy sales of Endesa Costanera, which increased by 4.1% in 2006, reaching 8,816 GWh, compared to 8,466 GWh in 2005, due to higher demand and the supply of fuel oil. In addition, energy prices increased due to the increased cost recognition associated with fuel. In this sense, spot prices increased by 6.7% in local currency. The BT 64 conversion effect, as a consequence of the 5.1% depreciation of the Argentine peso, partially offset by the 3.7% depreciation of the peso, is Ch$ 6.8 billion in lower revenues.
     Argentina’s El Chocón increased revenues by Ch$ 21.3 billion, or 52.8%, primarily because physical sales increased by 26.2%, reaching 5,191 GWh in 2006, which is explained by the improved hydrological conditions of the Comahue zone, as well as to higher prices in 2006. The net effect of the depreciation of both the Argentine and pesos against the dollar led to Ch$ 2.4 billion in lower revenues.

     In Colombia, Emgesa’s revenues increased by 5.6%, from Ch$ 224.5 billion in 2005 to Ch$ 237.1 billion in 2006, primarily due to a 7.5% increase in average sales prices in local currency, partially offset by a 0.4% decrease in physical sales. The BT 64 conversion effect led to Ch$ 0.1 billion of higher operating revenues.
     Also in Colombia, Betania’s 2006 revenues decreased by Ch$ 3.2 billion, or 8.0%, due to a 4.0% in decrease in average sales prices in local currency, partially offset by an 11.6% increase in physical sales, reaching 3,054 GWh in 2006. The BT 64 effect on the operating revenues had a net effect of Ch$ 0.1 billion of higher operating revenues.
     In Brazil, Cachoeira Dourada’s revenues increased by 21.0%, from Ch$ 55.3 billion in 2005 to Ch$ 66.8 billion in 2006, primarily due to an 8.0% increase in physical sales, reaching 4,177 GWh, partially offset by a 1.8% decrease in sales prices in local currency terms. The BT 64 effect resulted in Ch$8.1 billion of higher revenues.
     Commencing October 2005, with the creation of our holding company, Endesa Brasil, Enersis had consolidated CGTF, among others. CGTF’s 2006 operating revenues amounted to Ch$ 100.2 billion, a decrease of 5.8% over Ch$ 106.4 billion in 2005, primarily due to a 7.3% decrease in the average sales price in local currency in 2006. The BT 64 effect led to Ch$ 12.5 billion in higher revenues. Physical sales amounted to 2,690 GWh for all of 2006, unchanged since 2005 because CGTF has only one contract with its single client, Coelce. In 2005, Enersis recognized consolidated operating revenues from CGTF of Ch$ 30.9 billion only for the last quarter, with 678 GWh in sales.
     In Peru, Edegel’s revenues increased by 40.0%, from Ch$ 120.1 billion in 2005 to Ch$ 168.2 billion in 2006, primarily due to an increase of 47.1% in higher physical sales, reaching 6,767 GWh in 2006, which was partially offset by a decrease in 4.2% average prices. The average sales price decreased from Ch$ 25.8 per kWh in 2005 to Ch$ 24.7 per kWh in 2006. The BT 64 effect led to Ch$ 3.6 billion in higher revenues.
  Transmission business operating revenues
     Enersis began consolidating CIEN through Endesa Brasil in the last quarter of 2005. CIEN’s revenues for 2006 amounted to Ch$ 143.9 billion, a 7.7% increase in relation to the prior year. CIEN sold 6,394 GWh in 2006, a 2.6% decrease from 2005, at average sales prices 37.6% lower in the prior year. For the last quarter of 2005, Enersis recognized consolidated operating revenues arising from CIEN in an amount of Ch$ 28.6 billion, and physical sales of 1,467 GWh For further detail, please see “Item 4. Information on the Company – Electricity Generation — Operations in Argentina” and also see “Item 4. Information on the Company – Electricity Transmission — CIEN”
  Revenues from non-electricity subsidiaries
     Revenues arising from our non-electricity subsidiaries increased by Ch$ 36.7 billion in 2006, a 17.2% increase compared to 2005, primarily explained by Ch$ 13.3 billion in higher income from CAM, which was explained by the increase in sales of engineering services and sales of materials for Ch$ 13.0 billion. Higher operating revenues from IMV amounting to Ch$ 10.5 billion is explained by the increase in the real estate sales of the ENEA project, the increase in operating revenues of Synapsis for Ch$ 7.7 billion, and the revenue increase of our subsidiary Ingendesa for Ch$ 4.9 billion with its engineering services.
  Operating costs
     Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance expenses, salaries, and fuel purchases.
     The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2005 and 2006.

	Year ended December 31,
	2005	2006
	(percentage of total costs of operations)
Electricity purchases	47.7%	45.7%
Depreciation and amortization	16.3%	15.6%
Fuel purchases	9.8%	10.8%
Operating cost and maintenance	9.2%	9.3%
Transmission tolls	6.0%	5.9%
Salaries	5.7%	5.5%
Other expenses	5.3%	7.1%

	100.0%	100.0%

The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2005 and 2006.

	Year ended December 31,
	2005	2006	Change	% Change
		(in million of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	444,798	500,814	56,016	12.6%
Edesur (Argentina)	205,917	216,897	10,980	5.3%
Distrilima/Edelnor (Peru)	149,599	155,727	6,128	4.1%
Ampla (Brazil)	381,422	425,434	44,012	11.5%
Investluz/Coelce (Brazil)	242,305	297,489	55,184	22.8%
Codensa (Colombia)	281,185	301,258	20,073	7.1%
Total operating costs distribution business	1,705,226	1,897,619	192,393	11.3%

Generation Business
Endesa and subsidiaries (Chile)	329,713	324,637	-5,076	-1.5%
Endesa Costanera (Argentina)	119,956	166,616	46,660	38.9%
El Chocón (Argentina)	25,019	30,324	5,305	21.2%
Cachoeira Dourada (Brazil)	26,491	30,992	4,501	17.0%
CGTF (Brazil) (1)	14,758	46,091	31,333	212.3%
Emgesa (Colombia)	113,512	124,150	10,638	9.4%
Betania (Colombia)	22,528	23,759	1,231	5.5%
Edegel (Peru)	56,569	100,804	44,235	78.2%
Total operating costs generation business	708,546	847,373	138,827	19.6%

Transmission Business
CIEN (Brazil) (1)	13,957	139,072	125,115	896.4%
Total operating costsTransmission business	13,957	139,072	125,115	896.4%

Non-electricity subsidiaries (2)	173,611	204,995	31,384	18.1%
Total operating costs from Non-electricity subsidiaries Chile	173,611	204,995	31,384	18.1%

Less:intercompany transactions	-367,154	-494,615	-127,461	34.7%

Total operating costs	2,234,186	2,594,444	235,143	10.5%

(1)	Corresponds to operating costs for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating costs for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
  Distribution business operating costs
     Operating costs in Chile increased by Ch$ 56.0 billion, or 12.6%, during 2006, primarily due to an increase in costs associated with energy purchases which rose by Ch$ 50.0 billion. The rise in energy purchase costs can be explained by (i) an increase in physical purchases of 13,088 GWh, or 4.3% and (ii) an increase in the average price of purchases of 8.8% due to the node price increase. Physical losses in Chile decreased marginally, from 5.5% in 2005 to 5.4% in 2006, because significant reductions can no longer be efficiently made. Chilectra’s physical loss levels cannot be reduced as readily as those of our non-Chilean subsidiaries.
     Operating costs for Edesur, in Argentina, increased by Ch$ 11.0 billion, or 5.3%. This result is primarily explained by an increase in energy purchase cost, which rose by Ch$12.0 billion, explained by an increase in the average price of purchases of 7.3%, measured in local currency, which in turn was driven by a 4.9% increase in physical energy purchases, amounting to 16,585 GWh in 2006. Energy losses arising from theft and vandalism decreased from 11.4% in 2005 to 10.5% in 2006. The BT 64 effect led to Ch$ 5.5 billion in lower costs.
     Operating costs for Distrilima, in Peru, increased by Ch$ 6.1 billion, or 4.1%, primarily due to the higher costs of energy purchased, which rose by Ch$ 2.1 billion as a result of a 7.1% increase in physical energy purchases, reaching 5,310 GWh in 2006, and a 7.5% decrease in the average price of energy purchased in terms of local currency. The BT 64 effect led to Ch$ 3.9 billion of higher costs. Physical losses decreased from 8.6% in 2005 to 8.2% in 2006.
     Operating costs for Ampla, in Brazil, increased by Ch$ 44.0 billion, or 11.5%, primarily due to an increase in the cost of energy purchased of Ch$18.5 billion, which is attributable to a 5.3% increase in physical purchases, and a 13.9% decrease in average purchase prices in local currency. On the other hand, the BT 64 effect led to Ch$ 47.4 billion in higher costs. Physical energy losses fell from 22.4% in 2005 to 21.9% in 2006 as a result of management’s efforts to reduce such losses.
     Operating costs in Coelce, also in Brazil, increased by Ch$ 55.2 billion, or 22.8%, in 2006, due to a Ch$ 25.6 billion increase in the costs of energy purchased, which was driven by a 3.4% increase in the average price of energy purchased, in local currency, and a 1.6% increase in physical energy purchases. The BT 64 effect led to higher operating costs of Ch$ 32.1 billion. Physical energy losses were 13.0% in 2006 compared to 14.0% in 2005
     Operating costs in Codensa, in Colombia, increased by Ch$ 20.1 billion, or 7.1%, in 2006, primarily due to the Ch$ 11.1 billion increase in the cost of energy purchased due to a 5.9% increase in physical energy purchases. Depreciation expenses increased by Ch$ 1.9 billion. The BT 64 effect led to a net effect of Ch$ 6.6 billion in higher costs.
  Generation business operating costs
     Operating costs in Chile decreased by Ch$ 5.1 billion, or 1.5% in 2006. The higher thermal generation during the last quarter of 2006, considering the strong natural gas supply interruptions from Argentina, led to higher fuel and fixed costs resulting in a Ch$12.5 billion increase for the year, although the good hydrology translated into Ch$13.0 billion in lower costs of purchases of energy and power. The average generation variable cost, except for electricity purchases, decreased by 2.1%, from Ch$ 9.0 per kWh in 2005 to Ch$ 8.8 per kWh in 2006, due to the increase of 8.8% in hydroelectric generation in Chile. The cost of electricity purchases decreased from Ch$ 66.8 billion in 2005 to Ch$ 53.8 billion in 2006, primarily due to a 42.0% decrease of the physical purchase of energy, while the average purchase price increased from Ch$ 29.4 per kWh in 2005 to Ch$ 40.9 per kWh in 2006.
     Operating costs for Endesa Costanera, in Argentina, increased by 38.9% in 2006, to Ch$ 166.6 billion, primarily due to a 3.7% increase in thermal generation, reaching 8,709 GWh in 2006. Fuel costs increased by Ch$ 45.3 billion, primarily due to fuel oil electric generation. The higher use of fuel oil was a consequence of the decrease in the supply of Argentine natural gas. The generation average variable cost, excluding electricity purchase costs, increased from Ch$ 7.9 per kWh in 2005 to Ch$ 10.6 per kWh in 2006, due to higher fuel costs. The purchases of electricity increased by Ch$ 0.4 billion during 2006 mainly due to the average purchase price increase, from Ch$ 15.1 per kWh in 2005 to Ch$ 21.6 per kWh in 2006. The BT 64 effect led to Ch$ 5.3 billion in lower costs.
     Operating costs for El Chocón, in Argentina, increased by 21.2% in 2006, to Ch$ 30.3 billion, primarily due to a 28.2% increase in generation, reaching 5,041 GWh in 2006. The higher production in 2006 caused an increase in the toll and energy transport costs, as well as a higher operator fee. The BT 64 net effect came to Ch$ 0.5 billion in lower costs.
     Operating costs for Emgesa, in Colombia, increased by 9.4%, to Ch$ 124.2 billion in 2006 from Ch$ 113.5 billion in 2005. Total physical generation was 6.1% higher in 2006, or 596 GWh, which was caused by an increase of 491 GWh in hydroelectric energy and a 105 GWh increase in thermoelectric generation. This explains an increase in the fuel cost of Ch$ 1.5 billion, as well as Ch$ 7.0 billion in incremental transport and toll expenses. Energy purchase costs decreased by Ch$ 1.5 billion as a result of 670 GWh in lower purchases, for a total of 2,034 GWh purchased in 2006. The BT 64 net effect resulted in Ch$ 0.4 billion of higher operating costs.
     Operating costs for Betania, also in Colombia, increased by Ch$ 1.2 billion, or 5.5%, reaching Ch$ 23.8 billion in 2006. This is primarily due to greater energy purchases for Ch$ 1.0 billion as a result of higher purchases for 245 GWh, for a total of 850 GWh purchased in 2006. The BT 64 net effect resulted in Ch$ 0.1 billion of higher operating costs.
     Operating costs for Cachoeira Dourada, in Brazil, increased by Ch$ 4.5 billion, or 17.0%, reaching Ch$ 31.0 billion in 2006. This was primarily due to the greater variable costs and transmission toll costs. Production increased by 60.3%, reaching 4,241 GWh in 2006. The BT 64 effect led to Ch$ 2.2 billion of higher costs.
     Operating costs for CGTF, in Brazil, decreased by Ch$ 5.2 billion, or 10.1%, from Ch$ 51.3 billion in 2005 to Ch$ 46.1 billion in 2006, primarily due to lower variable costs, which decreased by Ch$ 6.6 billion as a result of the lower fuel purchases for Ch$17.9 billion. The decrease in variable costs was partially offset by the higher energy purchase costs given by the increase of 85.2% on the average prices expressed in local currency. Production increased by 4.6%, reaching 248 GWh in 2006. The BT 64 effect amounted to Ch$ 7.2 billion in higher costs. In 2005, Enersis recognized operating costs of Ch$ 14.7 billion for CGTF only for the last quarter, while these costs amounted to Ch$46.1 billion for all of 2006.
     Operating costs in Edegel, in Peru, increased by 78.2%, or Ch$ 44.2 billion, reaching Ch$ 100.8 billion in 2006 compared to Ch$ 56.6 billion in 2005, primarily due to the increase of Ch$ 25.0 billion in fuel costs because of a higher thermoelectric generation in a simple cycle for the Ventanilla thermoelectric power plant, as well as an increase of fixed costs of Ch$ 5.1 billion. Ventanilla was merged into Edegel in 2006. The generation variable average costs, excluding electricity purchases, was Ch$ 7.7 per kWh in 2006 compared to Ch$ 5.9 per kWh in 2005. The purchases of electricity, both capacity and energy, increased by Ch$ 4.6 billion during 2006, primarily due to the average purchase price increase, from Ch$ 22.7 per kWh in 2005 to Ch$ 37.3 per kWh in 2006. The BT 64 effect amounted to an increase of Ch$ 1.6 billion.
  Transmission business operating expenses
     CIEN’s operating expenses for all of 2006 were Ch$ 139.1 billion, a 18.8% increase when compared to 2005. The increase is primarily due to an increase in energy purchase costs of Ch$31.5 billion, attributable to a purchase average price increase of 103%, which was partially offset by lower physical purchases of 220 GWh, reaching 6,405 GWh in 2006. The effect in CIEN as a consequence of the appreciation of the Brazilian real and the depreciation of the peso against the US dollar is Ch$ 15.4 billion of higher costs. Enersis recognized Ch$ 14.0 billion in operating costs for CIEN during the last quarter of 2005 and Ch$139.1 billion in 2006.

  Operating costs for non-electricity subsidiaries
     Operating costs for our non-electricity subsidiaries increased Ch$ 31.4 billion, or 18.1%, in 2006, primarily due to a Ch$ 13.0 and Ch$9.6 billion increase for CAM and Synapsis, respectively, due to their increase in projects and engineering services.
  Selling and administrative expenses
     Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectible accounts and materials and office supplies.
     The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses.

	Year ended December 31,
	2005	2006
	(percentage of total costs of operations)
General administrative expenses	34.9%	43.6%
Salaries	34.6%	39.1%
Uncollectible accounts	21.8%	9.4%
Depreciation and amortization	8.2%	7.3%
Materials and office supplies	0.5%	0.6%

	100.0%	100.0%

     The table below sets forth the breakdown of selling and administrative expenses for the years ended on December 31, 2006 and 2005, as well as percentage changes from period to period.

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	43,620	47,006	3,386	7.8%
Edesur (Argentina)	29,814	35,574	5,760	19.3%
Distrilima/Edelnor (Peru)	18,158	19,966	1,808	10.0%
Ampla (Brazil)	22,574	17,272	-5,302	-23.5%
Investluz/Coelce (Brazil)	51,997	34,276	-17,721	-34.1%
Codensa (Colombia)	18,765	13,201	-5,564	-29.7%
Total selling and administrative expenses distribution business	184,928	167,295	-17,633	-9.5%

Generation Business
Endesa and subsidiaries (Chile)	18,685	19,501	816	4.4%
Endesa Costanera (Argentina)	1,908	2,223	315	16.5%
El Chocón (Argentina)	871	1,050	179	20.6%
Cachoeira Dourada (Brazil)	4,878	6,305	1,427	29.3%
CGTF (Brazil) (1)	480	1,571	1,091	227.3%
Emgesa (Colombia)	4,823	3,876	-947	-19.6%
Betania (Colombia)	467	710	243	52.0%
Edegel (Peru)	8,611	11,843	3,232	37.5%
Total selling and administrative expenses generation business	40,723	47,079	6,356	15.6%

Transmission Business
CIEN (Brazil) (1)	1,318	5,587	4,269	323.9%
Total selling and administrative expenses Transmission business	1,318	5,587	4,269	323.9%

Non-electricity subsidiaries (2)	36,433	44,565	8,132	22.3%
Total operating costs from Non-electricity subsidiaries Chile	36,433	44,565	8,132	22.3%

Less:intercompany transactions	-33,089	-34,948	-1,859	5.6%

Total selling and administrative expenses	230,313	229,578	-735	-0.3%

(1)	Corresponds to selling and administrative expenses for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes selling and administrative expenses for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
     Consolidated selling and administrative expenses decreased 0.3%, or Ch$ 0.7 billion, from Ch$ 230.3 billion in 2005, to Ch$ 229.6 billion in 2006. This is primarily due to decreases in Coelce of Ch$ 17.7 billion, in Codensa of Ch$ 5.6 billion, and of Ch$ 5.3 billion in Ampla. The decreases are primarily due to lower provisions for uncollectible amounts, which, in the case of Coelce, represented a decrease of Ch$ 19.2 billion, which affected management’s annual assessment as to the recoverability of regulatory assets recorded in 2001, as provisions in uncollectible debt in 2005. The decrease in uncollectible debt is the result of a write-off for Ch$ 8.3 billion, which was transferred into a loss during 2006.

Non-operating income (expense)
     The table below sets forth non-operating income (expense) for the years ended December 31, 2006 and 2005, and the percentage change from period to period.

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Net interest expense	-270,088	-265,918	4,170	-1.5%

Net income from related companies	6,887	5,039	-1,848	-26.8%

Net other non-operating income (expense)	-88,930	-98,723	-9,793	11.0%

Net monetary exposure	-11,422	6,544	17,966	N/A

Goodwill amortization	-56,345	-55,908	437	-0.8%

Non-operating expense	-419,898	-408,966	10,932	-2.6%
     Non-operating expenses decreased by Ch$ 10.9 billion, or 2.6%, from Ch$ 419.9 billion in 2005, to Ch$ 409.0 billion in 2006.
     Interest expense, net of interest income, decreased from Ch$ 270.1 billion in 2005 to Ch$ 265.9 billion in 2006, a reduction of Ch$ 4.2 billion, or 1.5%. The reduction is consequence of higher interest income, primarily because of the use of cash surpluses, and a decrease in the average balance of debt during the periods under comparison. This is despite the consolidation of two new entities with their material indebtness during all of 2006 (CIEN and CGTF) and only three months in 2005.
     Income from our unconsolidated affiliates decreased by Ch$ 1.8 billion, from net income of Ch$ 6.9 billion in 2005 to Ch$ 5.0 billion in 2006. This lower gain is primarily attributable to Gas Atacama, with Ch$3.5 billion, partially compensated by the lower loss recognized by CIEN, amounting to Ch$ 7.9 billion, and the gain in CGTF of Ch$ 6.0 billion. We started consolidating CIEN and CGTF in October 2005.
     Other non-operating expenses presents a reduction of Ch$ 9.8 billion, which contributed to a change in net loss from Ch$ 88.9 billion in 2005 to a net loss of Ch$ 98.7 billion in 2006. The primary reasons for this change are detailed below:
•	Write-off in accounts receivable from CIEN due to contract a renegotiation of Ch$ 30.5 billion with Copel in 2006.

•	Higher expenses due of Ch$12.2 billion to an energy efficiency program promoted by the authorities that affect all the distribution companies in Brazil.

•	Net loss of Ch$ 10.1 billion due to an accounting adjustment under Chilean GAAP, with the application of the BT 64, mainly from our subsidiaries from Colombia, Brazil y Peru.
     The aforementioned points were partially compensated by:

•	Higher gains arising from the sales of fixed assets for Ch$ 19.2 billion, mainly because of the generation assets sales of Ampla.

•	Lower expenses for provisions and contingencies for Ch$ 16.7 billion.
     Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to losses of Ch$ 11.4 billion in 2005 compared to a gain of Ch$ 6.5 billion in 2006. This is primarily explained by the price level restatement effect of Ch$ 6.3 billion, mainly due to the effect of inflation of 3.6% during 2005 and 2.1% in 2006 over the non-monetary assets and liabilities and the monetary accounts, mainly debt, expressed in UF, an also due to the update of income statement’s accounts. The other positive effect is the exchange difference with a net positive increase of Ch$ 11.7 billion in 2006, from a loss of Ch$ 6.4 billion in 2005 where the peso appreciated by 8.1% against the dollar, to a gain of Ch$ 5.3 billion in 2006, with a 3.7% devaluation of the peso. This reflects a mismatch in the dollar position that the company has kept for both periods.
Net income
     The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Operating income	828,644	1,068,042	239,398	28.9%
Non-operating income	-419,898	-408,966	10,932	-2.6%
Net income before taxes, minority interest and negative goodwill amortization	408,746	659,076	250,330	61.2%

Current tax (expense) benefit	-182,051	-109,408	72,643	-39.9%
Minority interest	-173,072	-269,786	-96,714	55.9%
Amortization of negative goodwill	15,822	6,078	-9,744	-61.6%

Net income	69,445	285,960	216,515	311.8%
     The sum of operating and non-operating income increased by Ch$ 250.3 billion, from Ch$ 408.7 billion in 2005 to Ch$ 659.1 billion in 2006, representing a 61.2% increase, as explained above.
     Income taxes for 2006 decreased by Ch$ 72.6 billion in relation to 2005, going from Ch$ 182.1 billion in 2005 to Ch$ 109.4 billion in 2006.
     The table below presents a break-down of income taxes.

	Year ended December 31,
	2005	2006	Change	% Change
	(in million of Ch$)

Current tax (expense) benefit	-134,787	-251,486	-116,699	86.6%
Deferred tax (expense) benefit	-47,264	142,078	189,342	N/A

Income tax expense	-182,051	-109,408	72,643	-39.9%

     Current income tax expense increased by Ch$ 116.7 billion, and is primarily explained by the higher provision for income tax arising from our subsidiaries Coelce (Ch$ 25.7 billion), Endesa Chile (Ch$ 17.2 billion), CGTF (Ch$ 16.5 billion), Pehuenche (Ch$ 15.1 billion), Codensa (Ch$ 11.0 billion) and Edelnor (Ch$ 9.8 billion). This was partially compensated by lower expense in Edesur (Ch$ 5.7 billion) and Chilectra for (Ch$ 4.0 billion).
     Non-cash deferred tax expense increased by Ch$ 189.3 billion, primarily attributable to Chilectra (Ch$ 130.0 billion), which is primarily due to the important recognized effect of Ch$ 107.2 billion resulting from the merger between Elesur and Chilectra, which caused a reversal in the valuation provision that Elesur had over its accumulated tax losses from prior years. In addition, there are the effects in CIEN (Ch$ 28.8 billion), Ampla (Ch$ 17.3 billion), Coelce (Ch$ 14.1 billion), Emgesa (Ch$ 12.6 billion), Pehuenche (Ch$ 11.0 billion) and Codensa (Ch$ 10.3 billion). This was partially compensated by the negative variation in Edegel (Ch$ 12.9 billion), Enersis (Ch$ 9.4 billion) and Endesa Chile (Ch$ 5.3 billion).
     The gain due to the amortization of negative goodwill decreased by Ch$ 9.7 billion in 2006, going from Ch$ 15.8 billion in 2005 to Ch$ 6.1 billion in 2006. The lower amortization is primarily due to the end of the amount outstanding for Edegel amortizations and for the first purchase of Betania’s shares, whose effect is a lower amortization of Ch$ 3.7 million and Ch$ 5.8 million, respectively.
     As a result of all the foregoing, our consolidated net income increased from Ch$ 69.4 billion in 2005 to Ch$ 286.0 billion in 2006, an increase of Ch$ 216.5 billion, or 311.8%.
Enersis’ Results from Operations for the Years Ended
December 31, 2004 and December 31, 2005
Overview
     Our 2005 results, when compared to those of 2004, were primarily affected by the following factors:
•	Physical sales in our distribution companies increased by 5.6% to 55,248 GWh in 2005. Physical sales in generation increased by 10.4% to 59,017 GWh. These increases reflect a continued economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 3.1% to 11.2 million in 2005.

•	Our operating income increased by Ch$ 136.9 billion, or 19.8%, to Ch$ 828.6 billion in 2005, primarily due to improved results of our distribution subsidiaries in Colombia and Brazil, as well as our generation companies in Chile and Brazil. If we were to eliminate the negative impact in pesos of the 8.1% appreciation of the peso against the United States dollar (from Ch$ 557.40 per dollar as of December 31, 2004 to Ch$ 512.50 per dollar as of December 31, 2005), operating income would have increased by 28.7%. As of October 2005, with the creation of the Endesa Brasil holding company, Enersis began consolidating CGTF and CIEN. If we were to give pro forma effect to such consolidation as of a year earlier for comparative purposes, operating income would have increased by 17.7%. See note 2(a)(iii) to our Consolidated Financial Statements. In addition, had it not been for the appreciation of the peso mentioned above, operating income would have increased by 23.6%. Other regional currencies with important exchange rate fluctuations include the Colombian peso, which appreciated

11.7%, and the Brazilian real, which appreciated 16.8%, in both cases against the dollar. These changes offset in part the negative effect of the peso appreciation. We believe that it is helpful to eliminate the effects of the appreciation of the peso against the dollar and to give pro forma effect to the formation of Endesa Brasil in order to understand the underlying trends in our operating income. (For a reconciliation of these non-GAAP measures to Chilean GAAP, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Reconciliation of non-GAAP measures to Chilean GAAP” below.)

•	Tax expenses increased by Ch$ 36.9 billion, from Ch$ 145.2 billion in 2004 to Ch$ 182.0 billion in 2005, partly due to incremental Ch$ 65.7 billion in tax expenses, primarily attributed to additional taxable income arising from our foreign subsidiaries, which was partially offset by Ch$ 28.8 billion of non-cash deferred tax expense.
Operating income

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	117,075	117,597	522	0.4%
Edesur (Argentina)	(267)	3,738	4,005	N/A
Distrilima/Edelnor (Peru)	30,744	29,731	(1,013)	-3.3%
Ampla (Brazil)	49,601	81,795	32,194	64.9%
Investluz/Coelce (Brazil)	5,172	49,189	44,017	851.1%
Codensa (Colombia)	92,426	110,002	17,576	19.0%
Total operating income distribution business	294,751	392,052	97,301	33.0%

Generation Business
Endesa and subsidiaries (Chile)	155,405	191,715	36,310	23.4%
Endesa Costanera (Argentina)	29,294	(2,132)	(31,426)	N/A
El Chocón (Argentina)	5,785	14,466	8,681	150.1%
Cachoeira Dourada (Brazil)	15,140	23,896	8,756	57.8%
CGTF (Brazil)	—	15,685	15,685	N/A
Emgesa (Colombia)	106,611	106,153	(458)	-0.4%
Betania (Colombia)	18,688	16,927	(1,761)	-9.4%
Edegel (Peru)	55,170	54,954	(216)	-0.4%
Total operating income generation business	386,093	421,664	35,571	9.2%

Transmission Business
CIEN (Brazil)	—	13,339	13,339	N/A
Total operating income Transmission business	—	13,339	13,339	N/A

Non-electricity subsidiaries(1)	2,381	3,021	640	26.9%
Total operating income from Non-electricity subsidiaries Chile	2,381	3,021	640	26.9%

Less:intercompany transactions	8,470	(1,432)	(9,902)	-116.9%

Total operating income	691,695	828,644	136,949	19.8%

(1)	Includes operating income for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

     The table below breaks down operating income by segment for the years ended December 31, 2004 and 2005.

	Year ended December 31,
	(in million of Ch$)
	Generation		Transmisión		Distribution		Other		Interc. transactions		Total
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005
Operating revenues	1,072,189	1,170,933	—	28,614	1,990,710	2,282,206	191,484	213,065	(366,128)	(401,675)	2,888,255	3,293,143
Operating costs	(650,471)	(708,546)	—	(13,957)	(1,548,626)	(1,705,225)	(152,695)	(173,611)	342,249	367,153	(2,009,543)	(2,234,186)
Operating margin	421,718	462,387	—	14,657	442,084	576,981	38,789	39,454	(23,879)	(34,522)	878,712	1,058,957

Selling and administrative expenses	(35,625)	(40,723)	—	(1,318)	(147,333)	(184,607)	(36,408)	(36,754)	32,349	33,089	(187,017)	(230,313)

Operating income	386,093	421,664	—	13,339	294,751	392,374	2,381	2,700	8,470	(1,433)	691,695	828,644
Revenues from operations
     Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived primarily from the sale of electricity that we generate. Distribution revenues are derived primarily from the resale of electricity purchased from generators. Resale of electricity revenues consist of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies and Value Added from Distribution, or VAD, revenues, which relate to the recovery of costs and return on investment with respect to distribution assets as well as allowed losses under tariff regulations. Other revenues from our distribution services consist of charges related to new connections and maintenance and leases of meters.
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

Generation/Transmission business
     The table below presents the generation business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2004 and 2005.

	Physical sales during Year ended
	December 31,
	2004	2005	Change	% Change
	(GWh)

Endesa Chile (Chile)	18,461	20,731	2,270	12.3%
Endesa Costanera (Argentina)	7,973	8,466	493	6.2%
El Chocón (Argentina)	3,630	4,113	483	13.3%
Edegel (Peru)	4,328	4,600	272	6.3%
Emgesa (Colombia) (1)	12,614	12,358	(256)	(2.0)%
Betania (Colombia)	2,534	2,737	203	8.0%
Cachoeira Dourada (Brazil)	3,902	3,867	(35)	(0.9)%
CGTF (Brazil) (2)	—	678	678	N/A
CIEN (Brazil) (2)	—	1,467	1,467	N/A

Total	53,442	59,017	5,575	10.4%

(1)	In 2005, 18 GWh of inter-company sales are included.

(2)	Corresponds to sales for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.
     The table below presents, for the periods indicated the breakdown of our operating revenues and percentage changes from period to period.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	530,382	606,015	75,633	14.3%
Edesur (Argentina)	221,053	239,469	18,416	8.3%
Distrilima/Edelnor (Peru)	194,555	197,488	2,933	1.5%
Ampla (Brazil)	375,121	485,791	110,670	29.5%
Investluz/Coelce (Brazil)	279,626	343,491	63,865	22.8%
Codensa (Colombia)	389,973	409,952	19,979	5.1%
Total operating revenues distribution business	1,990,710	2,282,206	291,496	14.6%

Generation Business
Endesa and subsidiaries (Chile)	474,350	540,113	65,763	13.9%
Endesa Costanera (Argentina)	125,526	119,732	(5,794)	-4.6%
El Chocón (Argentina)	31,340	40,356	9,016	28.8%
Cachoeira Dourada (Brazil)	44,432	55,265	10,833	24.4%
CGTF (Brazil)	0	30,923	30,923	N/A
Emgesa (Colombia)	227,883	224,488	(3,395)	-1.5%
Betania (Colombia)	38,157	39,922	1,765	4.6%
Edegel (Peru)	130,501	120,134	(10,367)	-7.9%
Total operating revenues generation business	1,072,189	1,170,933	98,744	9.2%

Transmission Business
CIEN (Brazil)	—	28,614	28,614	N/A
Total operating revenues Transmission business	—	28,614	28,614	N/A

Non-electricity subsidiaries(1)	191,484	213,065	21,581	11.3%
Total operating revenues from Non-electricity subsidiaries Chile	191,484	213,065	21,581	11.3%

Less:intercompany transactions	(366,128)	(401,675)	(35,547)	9.7%

Total operating revenues	2,888,255	3,293,143	404,888	14.0%

(1)	Includes operating revenues of CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
  Distribution business revenues from operations
     In Chile, Chilectra’s 2005 operating revenues were Ch$ 606.0 billion, an increase of Ch$ 75.6 billion, or 14.3% compared to 2004, primarily because energy-related average prices increased 14.0% due to the increase in the node price. In addition, there was a 4.7% increase in physical sales, which reached 11,851 GWh in 2005. Non-energy revenues associated with ancillary services decreased by Ch$ 2.6 billion, or 5.2%, to Ch$ 45.8 billion in 2005 compared with Ch$ 48.4 billion in 2004, due to the tariff-setting process for such services. Our Chilean electricity regulators also establish prices for ancillary services associated with electricity companies like ours. The increase in physical sales is partially attributable to a 2.2% increase in average consumption in Chilectra’s concession area.
     In Argentina, Edesur’s 2005 operating revenues were Ch$ 239.5 billion, an increase of Ch$ 18.4 billion, or 8.3%, compared to 2004, primarily because of a 19.2% increase in the average sales price in local currency, as well as due to a 5.2% increase in physical sales, which reached 14,018 GWh in 2005. Average per capita consumption increased by 4.1%, and the total number of customers increased by 26,000 customers, or 1.2%. The 8.1% appreciation of the peso against the dollar had the effect of lowering operating revenues by Ch$ 24.5 billion when expressed in Chilean GAAP.
     In Peru, our subsidiary Distrilima, which consolidates Edelnor, reflected operating revenue increases of Ch$ 2.9 billion, or a 1.5% increase, in 2005 compared to 2004, primarily because of a 6.6% increase in physical sales, which reached 4,530 GWh in 2005. Average per capita consumption increased by 5.0% in 2005 while the average sales’ prices increased by 4.0% in local currency. When expressed in Chilean GAAP, these positive factors were partially offset by the appreciation of the peso against the dollar, which in turn was partially offset by the appreciation of the Peruvian sol against the dollar. The net effect of these currency accounting adjustments was a reduction of Ch$ 14.9 billion in 2005.
     In Brazil, revenues associated with Ampla increased by Ch$ 110.7 billion in 2005, or 29.5%, primarily due to a 10.1% increase in the average sales price in local currency, in addition to an increase of 7.2% in physical sales, reaching 8,175 GWh. In addition, Ampla’s 2005 revenues expressed in dollars using the average exchange rate convention, subsequently converted into pesos at the year-end exchange rate in accordance with Chilean GAAP, increased due to the 16.8% appreciation of the real against the dollar, which was partially offset by the concurrent 8.1% appreciation of the peso against the dollar. The net effect of these accounting adjustments was higher revenues of Ch$ 39.3 billion in 2005. Ampla’s customer base increased by 4.8%, from 2.1 million customers in 2004 to 2.2 million in 2005.
     Also in Brazil, Coelce’s 2005 revenues increased by Ch$ 63.9 billion, or 22.8%, primarily because of a 10.9% increase in the average sales price in local currency as well as a 7.1% increase in physical sales, which reached 6,580 GWh. As with Ampla, Coelce’s results after giving effect to exchange rate changes in accordance with Chilean GAAP include a net positive increase of Ch$ 26.1 billion. Ampla’s clients increased by 4.5%, from 2.3 million customers in 2004 to 2.4 million in 2005.
     In Colombia, Codensa’s 2005 revenues increased by Ch$ 20.0 billion, or 5.1%, primarily because of a 4.5% increase in physical sales, to 10,094 GWh in 2005, as well as to a 0.4% increase in average sales’ prices in local currency. When expressed in Chilean GAAP, these figures were increased due to the 11.7% appreciation of the Colombian peso against the dollar, but partially offset by the appreciation of the peso against the dollar, and the net positive effect was Ch$ 3.5 billion. Codensa’s clients increased by 2.9%, to 2.1 million in 2005, while average per capita electricity consumption increased by 2.1% from 4.84 MWh in 2004 to 4.94 MWh in 2005.
  Generation business revenues from operations
     Revenues from 2005 sales in Chile increased by Ch$ 65.8 billion, or 13.9%, primarily because of a 12.3% increase in physical sales, reaching 20,731 GWh, as well as 0.3% increase in average sales’ prices. The increase in prices is attributable primarily to the increase in the regulated node price and to the average market spot prices. The higher sales’ volume is due mostly to the good hydrological conditions prevailing in the second half of 2005, which permitted an increase in hydroelectric generation.
     In Argentina, Endesa Costanera’s revenues decreased by 4.6%, from Ch$ 125.5 billion in 2004 to Ch$ 119.7 billion in 2005. The decrease in revenues is attributable primarily to lower capacity-related revenues from our interconnection business with Brazil, partially offset by a 6.2% increase in physical sales, which reached 8,466 GWh in 2005. The 8.1% peso appreciation against the dollar, partially offset by the concurrent

0.3% appreciation of the Argentine peso against the dollar, had a net effect of Ch$ 13.7 billion in lower revenues in 2005, in accordance with Chilean GAAP.
     Argentina’s El Chocón increased revenues by Ch$ 9.0 billion, or 28.8%, primarily because physical sales increased by 13.3%, reaching 4,113 GWh in 2005, which in turn is explained by the improved hydrological conditions of the Comahue zone, as well as to 2005 prices that increased over those in 2004. The net effect for El Chocón of the appreciation of both the peso and the Argentine peso against the dollar was a decrease of Ch$ 3.4 billion in 2005 revenues.
     In Colombia, Emgesa’s revenues decreased by 1.5%, from Ch$ 227.9 billion in 2004 to Ch$ 224.5 billion in 2005, primarily due to a 2.0% decrease in physical sales and to slightly lower average sales prices in local currency. The net currency effect was Ch$ 0.6 billion in higher revenues under Chilean GAAP.
     Also in Colombia, Betania’s 2005 revenues increased by Ch$ 1.8 billion, or 4.6%, because of an 8.0% increase in physical sales, reaching 2,737 GWh in 2005, partially offset by lower average sales prices. The accounting effect of the foreign currency conversions amounted to Ch$ 0.4 billion in higher revenues.
     In Brazil, Cachoeira Dourada’s revenues increased by 24.4%, from Ch$ 44.4 billion in 2004 to Ch$ 55.3 billion in 2005, primarily because of a 11.7% increase in sales prices in local currency terms, which were attributable to a tariff adjustment for CELG in September 2005, partially offset by physical sales which decreased by 0.9%, reaching 3,867 GWh. The net currency effect under Chilean GAAP amounted to an increase of Ch$ 4.3 billion in revenues.
     Commencing October 2005, with the creation of our holding company, Endesa Brasil, Enersis consolidates CGTF, among others. CGTF’s 2005 operating revenues was Ch$ 106.4 billion, an increase of 9.1% over Ch$ 94.1 billion in 2004. This increase is primarily attributable to the 16.8% appreciation of the real against the dollar, partially offset by the 8.1% appreciation of the peso against the dollar. Physical sales amounted to 2,690 GWh for all of 2005, unchanged since 2004 because CGTF has only one contract with its client Coelce. The average sales price decreased in 2005. Enersis recognized consolidated operating income of Ch$ 30.9 billion only for the last quarter of 2005, with 678 GWh in sales.
     In Peru, Edegel’s revenues decreased by 7.9%, from Ch$ 130.5 billion in 2004 to Ch$ 120.1 billion in 2005, primarily due to a decrease in average prices, partially offset with an increase of 6.3% in higher physical sales, reaching 4,600 GWh in 2005. The net effect of the appreciation of both the peso and the Peruvian sol against the dollar was a 2005 revenue reduction of Ch$ 10.5 billion under Chilean GAAP.
  Transmission business operating revenues
     As with CGTF, Enersis also began consolidating CIEN through Endesa Brasil in the last quarter of 2005. For all of 2005, CIEN’s revenues for 2005 amounted to Ch$ 147.2 billion, a 31.5% reduction in relation to the prior year. CIEN sold 6,567 GWh, 16.2% less than in 2004, as a consequence of the Argentine decrease in energy exports and lower average sales prices. For the last quarter of 2005, Enersis recognized consolidated operating income arising from CIEN for an amount of Ch$ 28.6 billion, and physical sales of 1,467 GWh. For further detail, please see “Item 4. Information on the Company – Electricity Generation — Operations in Argentina” and also see “Item 4. Information on the Company – Electricity Tranmission — CIEN”
  Revenues from non-electricity subsidiaries
     Revenues resulting from our non-electricity subsidiaries increased by Ch$ 21.6 billion in 2005, an 11.3% increase compared to 2004, primarily explained by Ch$ 21.6 billion in higher income from CAM, which was explained by new infrastructure projects including a Ch$ 5.7 billion project with the government-owned railroad, a Ch$ 4.7 billion project with the Santiago subway, and a Ch$ 2.4 billion project with Spence. In addition, CAM posted Ch$ 6.5 billion in higher revenues from electricity engineering services, and Ch$ 2.0 billion in revenues from measurement systems and rental of electricity meters.
  Operating costs
     Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance expenses, salaries, and fuel purchases.
     The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2004 and 2005.

	Year ended December 31,
	2004	2005
	(percentage of total costs of
	operations)
Electricity purchases	46.8%	47.7%
Depreciation and amortization	19.5%	16.3%
Transmission tolls	7.5%	6.0%
Operating costs and maintenance	7.4%	9.2%
Salaries	5.7%	5.7%
Fuel purchases	8.2%	9.8%
Other expenses	4.9%	5.3%

	100.0%	100.0%

     The table below sets forth the breakdown of costs of operations for the years ended on December 31, 2004 and 2005.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	368,272	444,798	76,526	20.8%
Edesur (Argentina)	191,903	205,917	14,014	7.3%
Distrilima/Edelnor (Peru)	146,022	149,599	3,577	2.4%
Ampla (Brazil)	310,076	381,422	71,346	23.0%
Investluz/Coelce (Brazil)	242,939	242,305	(634)	-0.3%
Codensa (Colombia)	289,414	281,185	(8,229)	-2.8%
Total operating costs distribution business	1,548,626	1,705,226	156,600	10.1%

Generation Business
Endesa and subsidiaries (Chile)	299,724	329,713	29,989	10.0%
Endesa Costanera (Argentina)	94,101	119,956	25,855	27.5%
El Chocón (Argentina)	24,968	25,019	51	0.2%
Cachoeira Dourada (Brazil)	27,450	26,491	(959)	-3.5%
CGTF (Brazil)	—	14,758	14,758	N/A
Emgesa (Colombia)	117,764	113,512	(4,252)	-3.6%
Betania (Colombia)	19,001	22,528	3,527	18.6%
Edegel (Peru)	67,463	56,569	(10,894)	-16.1%
Total operating costs generation business	650,471	708,546	58,075	8.9%

Transmission Business
CIEN (Brazil)	—	13,957	13,957	N/A
Total operating costsTransmission business	0	13,957	13,957	N/A

Non-electricity subsidiaries (1)	152,695	173,611	20,916	13.7%
Total operating costs from Non-electricity subsidiaries Chile	152,695	173,611	20,916	13.7%

Less:intercompany transactions	(342,249)	(367,154)	(24,905)	7.3%

Total operating costs	2,009,543	2,234,186	210,686	10.5%

(1)	Includes operating costs of CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
  Distribution business operating costs
     Operating costs in Chile increased by Ch$ 76.5 billion, or 20.8%, during 2005, primarily due to an increase in costs associated with energy purchases which increased by Ch$ 73.9 billion, explained by (i) an increase in physical sales of 12,547 GWh, or 6.1% and (ii) an increase in the average price of purchases of 21.0% due to the node price increase. Physical losses increased from 5.2% in 2004 to 5.5% in 2005.
     Operating costs of Edesur, in Argentina, increased Ch$ 14.0 billion, or 7.3%, primarily due to energy purchase cost increase driven by a 4.7% increase in energy purchases, which amounted to 15,813 GWh in 2005, and also due to a 30.7% average price increase in electricity purchased, measured in local currency. These cost increases were partially offset by a Ch$ 6.5 billion reduction in fixed asset depreciation. Energy losses arising from theft and vandalism decreased from 11.8% in 2004 to 11.4% in 2005. Edesur’s cost increases were partially offset, in Chilean GAAP terms, by the 8.1% appreciation of the peso against the dollar, which decreased operating costs by Ch$ 21.0 billion.

     Operating costs for Distrilima, in Peru, increased by Ch$ 3.6 billion, or 2.4%, primarily due to higher costs of energy purchased, which increased by Ch$ 4.4 billion as a result of a 6.8% increase in physical energy purchases, reaching 4,956 GWh in 2005, and a 5.3% increase in the average price of energy purchased in terms of local currency. The net effect of the foreign currency adjustments under Chilean GAAP resulted in a cost reduction of Ch$ 11.6 billion in 2005. Depreciation expenses decreased by Ch$ 0.9 billion as well. Physical energy losses were 8.6% in 2005, which is higher than the 8.4% level achieved in 2004.
     Operating costs for Ampla, in Brazil, increased by Ch$ 71.3 billion, or 23.0%, primarily due to an increase in the cost of energy purchased, which is attributable to an 11.1% increase in average purchase prices in local currency, as well as to a 6.6% increase in physical purchases. The net foreign currency accounting adjustment represented an increase in costs of Ch$ 22.5 billion. Physical energy losses fell from 22.8% in 2004 to 22.4% in 2005 as a result of management’s efforts to reduce such losses.
     Operating costs in Coelce, also in Brazil, decreased by Ch$ 0.6 billion, or 0.3%, in 2005, due to a Ch$ 6.3 billion decrease in the costs of energy purchased. The decreased costs of energy purchased was driven by a 10.5% decrease in the average price of energy purchased, in local currency, and was partially offset by a 7.3% increase in physical energy purchases. The foreign exchange adjustments led to Ch$ 8.2 billion in higher costs under Chilean GAAP. Depreciation expenses decreased by Ch$ 3.4 billion. Physical energy losses were 14.0% in 2005 compared to 13.9% in 2004. Despite the increase in energy losses, the absolute level is significantly lower than for Ampla. Coelce’s concession area does not have the same socioeconomic difficulties as Ampla, but its area is so large that significant loss reductions are difficult to achieve for technical reasons.
     Operating costs in Codensa, in Colombia, decreased by Ch$ 8.2 billion, or 2.8%, in 2005, primarily due to the Ch$ 1.8 billion decrease in the cost of energy purchased as a consequence of the 4.9% reduction in average prices, partially offset by an increase of 4.3% in physical energy purchases. Depreciation expenses decreased by Ch$ 5.9 billion. The effect of foreign exchange adjustments under Chilean GAAP amounted to a decrease in costs of Ch$ 4.6 billion. Energy losses fell from 9.7% in 2004 to 9.4% in 2005.
  Generation business operating costs
     Operating costs in Chile in 2005 increased by Ch$ 30.0 billion, or 10.0% compared to 2004, primarily due to higher costs of fuels because of the impact of natural gas export shortfalls from Argentina, compounded by a delay in the arrival of the rainy period, which commenced in June. The costs of energy and power purchased increased by Ch$ 10.2 billion, from Ch$ 56.1 billion in 2004 to Ch$ 66.4 billion in 2005, due to the increase in physical energy purchased, which increased by 18.5%, or 354 GWh.
     Operating costs for Endesa Costanera, in Argentina, increased by 27.5% in 2005, to Ch$ 120.0 billion, primarily due to a 6.9% increase in thermal generation, reaching 8,402 GWh in 2005, which caused an increase in variable costs of Ch$ 28.9 billion, reaching Ch$ 89.3 billion as of December 2005. The increase in variable costs is explained by the Ch$ 26.2 billion increase in fuel purchase costs. This was partially offset by the foreign exchange accounting adjustment of a reduction of Ch$ 10.2 billion in costs.
     Operating costs for Emgesa, in Colombia, decreased by 3.6%, to Ch$ 113.5 billion in 2005 from Ch$ 117.8 billion in 2004. Total physical generation was 2.6% lower in 2005, equivalent to a reduction of 256 GWh, which comes from a reduction of 425 GWh in hydroelectric energy and a 160 GWh increase in thermoelectric generation. This explained an increase in the cost of fuels of Ch$ 1.5 billion, as well as Ch$ 5.5 billion in incremental transport and toll expenses. Energy purchase costs decreased by Ch$ 8.5 billion due to of the lower average prices in the spot market, despite a 16 GWh increase in purchases, for a total of 2,703 GWh purchased in 2005. Foreign exchange adjustments for Emgesa, under Chilean GAAP, contributed to a decrease of Ch$ 2.9 billion in operating costs.

     Operating costs for Betania, also in Colombia, increased by Ch$ 3.5 billion, or 18.6%, reaching Ch$ 22.5 billion in 2005. This is primarily due to greater energy purchases costs of Ch$ 4.0 billion and greater toll and transport charges of Ch$ 0.4 billion. Foreign exchange adjustments for Betania were Ch$ 0.5 billion.
     Operating costs for CGTF, in Brazil, decreased by Ch$ 11.8 billion, or 18.7%, from Ch$ 63.1 billion in 2004 to Ch$ 51.3 billion in 2005. This decrease is primarily due to lower variable costs, which decreased by Ch$ 10.7 billion as a result of the decrease in production of 73.8%, going from generation of 1,322 GWh in 2004 to 347 GWh in 2005. Enersis recognized operating costs for CGTF for the last quarter of 2005 of Ch$ 14.8 billion.
     Operating costs in Edegel, in Peru, decreased by 16.1%, or Ch$ 10.9 billion, reaching Ch$ 56.6 billion in 2005 compared to Ch$ 67.5 billion in 2004, primarily due to the decrease of costs associated with fuel purchases, of Ch$ 8.5 billion, which in turn is explained by the use of Camisea natural gas in lieu of diesel, with an important reduction in thermal fuel costs. Production increased by 9.2%, or 380 GWh, reaching 4,516 GWh in 2005. The costs associated with purchases of energy and power decreased by Ch$ 2.3 billion because of the decrease in average purchase prices. Net foreign exchange adjustments had an effect of lowering costs by Ch$ 6.2 billion in 2005.
  Transmission business operating expenses
     CIEN’s operating expenses for 2005 were Ch$ 114.5 billion, a 25.8% decrease from 2004, primarily due to a 13.2% reduction in physical electricity purchases, reaching 6,625 GWh in 2005. CIEN purchased less energy primarily because of the interconnection problem arising from Argentine export contracts, which resulted in a lower amount of electricity available for export from Argentina. Enersis recognized Ch$ 14.0 billion in operating costs for CIEN during the last quarter of 2005.
  Operating costs for non-electricity subsidiaries
     Operating costs for our non-electricity subsidiaries increased Ch$ 20.9 billion, or 13.7%, in 2005, primarily due to a Ch$ 19.5 billion increase for CAM. CAM’s higher costs reflect the new projects undertaken in 2005, as well as the higher level of engineering services.
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

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Distribution Business
Chilectra and Subsidiaries (Chile)	45,035	43,620	(1,415)	-3.1%
Edesur (Argentina)	29,417	29,814	397	1.3%
Distrilima/Edelnor (Peru)	17,789	18,158	369	2.1%
Ampla (Brazil)	15,444	22,574	7,130	46.2%
Investluz/Coelce (Brazil)	31,515	51,997	20,482	65.0%
Codensa (Colombia)	8,133	18,765	10,632	130.7%
Total selling and administrative expenses distribution business	147,333	184,928	37,595	25.5%

Generation Business
Endesa and subsidiaries (Chile)	19,221	18,685	(536)	-2.8%
Endesa Costanera (Argentina)	2,131	1,908	(223)	-10.5%
El Chocón (Argentina)	587	871	284	48.4%
Cachoeira Dourada (Brazil)	1,842	4,878	3,036	164.8%
CGTF (Brazil)	—	480	480	N/A
Emgesa (Colombia)	3,508	4,823	1,315	37.5%
Betania (Colombia)	468	467	(1)	-0.2%
Edegel (Peru)	7,868	8,611	743	9.4%
Total selling and administrative expenses generation business	35,625	40,723	5,098	14.3%

Transmission Business
CIEN (Brazil)	—	1,318	1,318	N/A
Total selling and administrative expenses Transmission business	0	1,318	1,318	N/A

Non-electricity subsidiaries (1)	36,408	36,433	25	0.1%
Total operating costs from Non-electricity subsidiaries Chile	36,408	36,433	25	0.1%

Less:intercompany transactions	(32,349)	(33,089)	(740)	2.3%

Total selling and administrative expenses	187,017	230,313	43,296	23.2%

(1)	Includes selling and administrative expenses for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
     Consolidated selling and administrative expenses increased 23.2%, or Ch$ 43.3 billion, from Ch$ 187.0 billion in 2004 to Ch$ 230.3 billion in 2005. This is primarily due to increases in Coelce for Ch$ 20.5 billion, in Codensa for Ch$ 10.6 billion, in Ampla for Ch$ 7.1 billion, and in Cachoeira Dourada for Ch$ 3.0 billion. The increases are primarily due to provisions for uncollectible amounts, which in the case of Coelce, represented an increase of Ch$ 15.5 billion, which affected management’s annual assessment as to the recoverability of regulatory assets recorded in 2001. In the case of Codensa, the increase in uncollectible debt related to public lighting for several years reached Ch$ 8.5 billion. The uncollectible amount increases also include Ch$ 6.3 billion for Ampla, and Ch$ 2.9 billion for Cachoeira Dourada.

Non-operating income (expense)
     The table below sets forth non-operating income (expense) for the years ended December 31, 2004 and 2005, and the percentage change from period to period.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Net interest expense	(304,536)	(270,088)	34,448	-11.3%

Net income from related companies	32,945	6,887	(26,058)	-79.1%

Net other non-operating income (expense)	(97,365)	(88,930)	8,435	-8.7%

Net monetary exposure	14,418	(11,422)	(25,840)	N/A

Goodwill amortization	(56,273)	(56,345)	(72)	0.1%

Non-operating expense	(410,811)	(419,898)	(9,087)	2.2%
     Non-operating expenses increased by Ch$ 9.1 billion, or 2.2%, from Ch$ 410.8 billion in 2004 to Ch$ 419.9 billion in 2005.
     Interest expense, net of interest income, decreased from Ch$ 304.5 billion in 2004 to Ch$ 270.1 billion in 2005, a reduction of Ch$ 34.4 billion, or 11.3%. Lower interest expense is primarily due to lower charges associated with fees on our refinancing or with credit prepayments that had been amortized over a longer period. In addition, we had more interest income as a result of investing surplus cash.
     Income from our unconsolidated related companies decreased by Ch$ 26.1 billion, from net income of Ch$ 32.9 billion in 2004 to Ch$ 6.9 billion in 2005, primarily due to lower income recognized by CIEN for Ch$ 14.7 billion and by CGTF for Ch$ 6.5 billion since we started consolidating those companies in the last quarter of 2005 and therefore this line item reflects only the first nine months of the year. In addition, Inversiones Eléctricas Quillota had Ch$ 3.5 billion in lower income.
     Other non-operating income includes a cost reduction of Ch$ 8.4 billion, which contributed to a change in net loss from Ch$ 97.4 billion in 2004 to a net loss of Ch$ 88.9 billion in 2005. The primary reasons for this change are detailed below:
•	Higher income arising from adjustment to Chilean accounting norms, in accordance with BT 64, and in particular the currency conversion adjustment, primarily arising from our subsidiaries in Colombia, Brazil and Peru, for an amount of Ch$ 34.8 billion. The Brazilian and Colombian local currencies appreciated significantly against the dollar.

•	Higher compensations received of Ch$4.7 billion.

•	Lower losses associated with provisions for fixed asset obsolescence, for Ch$10.8 billion.

•	Lower losses due to power and energy invoice adjustments of Ch$13.5 billion.
     Each of the above were partially offset by the following:

•	Lower reversals for provisions for Ch$44.0 billion.

•	Non-recurrence of the Alstom-Pirelli reimbursement associated with Edesur’s Azopardo substation fire incident several years before, for Ch$ 8.1 billion received in 2004.

•	Higher taxes due to a social integration program and a social security program in Brazil for Ch$ 3.1 billion.
     Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to losses of Ch$ 11.4 billion in 2005 compared to a gain of Ch$ 14.4 billion in 2004. This is due to the exchange rate differences which reveal a net negative variation of Ch$ 21.6 billion, decreasing from a gain of Ch$ 15.2 billion in 2004 to a loss of Ch$ 4.0 billion in 2005. This variation is primarily due to the income in the first half of 2004 related to settling of forwards for Ch$ 4.1 billion and to the effect of remaining in a long position in dollars during 2005. Monetary correction in the balance sheet presents a decline of Ch$ 4.2 billion primarily due to the effect of the inflation adjustment of the UF in debt denominated in such currency, and of UF/ $ swap contracts executed in the second quarter of 2004, which led to higher UF-linked debt during 2005.
Net income
     The following table sets forth our net income for the periods indicated.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Operating income	691,695	828,644	136,949	19.8%
Non-operating income	(410,811)	(419,898)	(9,087)	2.2%
Net income before taxes, minority interest and negative goodwill amortization	280,884	408,746	127,862	45.5%

Income taxes	(145,168)	(182,051)	(36,883)	25.4%
Minority interest	(106,947)	(173,072)	(66,125)	61.8%
Amortization of negative goodwill	18,095	15,822	(2,273)	-12.6%

Net income	46,864	69,445	22,581	48.2%
     The sum of operating and non-operating income increased by Ch$ 127.9 billion, from Ch$ 280.9 billion in 2004 to Ch$ 408.7 billion in 2005, representing a 45.5% increase, as explained above.
     Income taxes for 2005 increased by Ch$ 36.9 billion in relation to 2004, going from Ch$ 145.2 billion in 2004 to Ch$ 182.1 billion in 2005.
     The table below presents a break-down on income tax.

	Year ended December 31,
	2004	2005	Change	% Change
	(in million of Ch$)

Current tax (expense) benefit	69,105	134,787	65,682	95.0%

Deferred tax (expense) benefit	76,063	47,264	-28,799	-37.9%

Income tax expense	145,168	182,051	36,883	25.4%
     Accrued 2005 income taxes increased by Ch$ 65.7 billion to Ch$ 134.8 billion compared to Ch$ 69.1 billion in 2004 as a result of improved results by our subsidiaries, and are broken down as follows: Ch$ 8.0 billion for

CGTF; Ch$ 5.8 billion for Edesur; Ch$ 5.6 billion for Chilectra; Ch$ 5.2 billion for Coelce; Ch$ 5.0 billion for Ampla; Ch$ 4.8 billion for CIEN; Ch$ 4.3 billion for Codensa; Ch$ 3.7 billion for Edelnor; Ch$ 3.8 billion for Elesur and Ch$ 2.3 billion for Edegel; all of which were partially offset by a tax recovery of Ch$ 12.9 billion for Enersis.
     Deferred taxes, which are non-cash items, decreased by Ch$ 28.8 billion, and led to positive variations of Ch$ 12.5 billion for Edelnor, Ch$ 12.0 billion for Endesa Costanera, Ch$ 9.7 billion for Edegel, Ch$ 8.0 billion for Edesur, Ch$ 5.6 billion for CIEN and Ch$ 2.1 billion for CGTF, all of which were partially offset by an increase in deferred taxes of Ch$ 19.4 billion for Chilectra and Ch$ 8.9 billion for Endesa Chile.
     The gain due to the amortization of negative goodwill decreased by Ch$ 2.3 billion in 2005, going from Ch$ 18.1 billion in 2005 to Ch$ 15.8 billion in 2004. The reduced amortization is primarily due to the effect of the exchange rate of the dollar against the peso for foreign subsidiaries carried in dollars, and which have negative goodwill.
     As a result of all the foregoing, our consolidated net income increased from Ch$ 46.9 billion in 2004 to Ch$ 69.4 billion in 2005, an increase of Ch$ 22.6 billion, or 48.2%.
B. Liquidity and Capital Resources
     We are a holding company with no significant assets other than the stock of our subsidiaries. The following discussion of our cash sources and uses reflects the key drivers of cash flow for Enersis, as they are regularly reported to the holders of our debt and included in financial covenant ratios. (For more information on cash flows from an accounting rather than a financial perspective, please see “Item 18. Financial Statements — Consolidated Statements of Cash Flows.”)
     We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to meet our needs for working capital, debt service, dividends and routine capital expenditures.
     We consider cash flows generated by our wholly-owned subsidiaries (Cam, Synapsis, IMV and investment vehicles) as our own operational inflows and outflows, given that we have always had access to these wholly-owned Chilean subsidiaries’ cash flows.
     Cash flows received from non wholly-owned subsidiaries and affiliates are considered financial investments, and are included as dividends, capital reductions, interest income and intercompany debt amortization.

	2005	2006
	(figures in U.S.$ millions)
INITIAL CASH (A)	45.7	0.7

SOURCES (B) + (C)	707.8	684.3

Cash Inflows from Chile (B)	627.1	580.3
Cash Inflows from Operations	278.0	348.2
Interest Income from Chilean Subsidiaries	40.2	43.4
Dividends from Chilean Subs	108.1	141.3
Amortization of Intercompany Loans from Chilean Subsidiaries	160.2	47.4
Other Income from non Operating Activities	40.6	—

Cash Inflows from foreign subsidiaries (C)	80.7	104.0
Interest Income from Foreign Subs	6.6	3.1
Dividends from Foreign Subs	13.7	17.4

	2005	2006
	(figures in U.S.$ millions)
Capital Reductions	59.7	21.3
Management Fee and Others	0.7	0.1
Intercompany debt amortizations	—	62.2

USES (D) + (E)	752.8	659.7

Cash Outflows from Operations (D)	328.0	329.3
Cash Outflows from Operations	319.5	297.1
Taxes	8.5	32.2
Cash Outflows from non Operating Activities (E)	424.8	330.4
Interest Expenses and Derivative Contracts	92.9	84.6
Dividend Payment	23.4	133.4
Debt Amortization	267.5	85.2
Others	41.0	27.2

FINAL CASH (A)+(B)+(C)-(D)-(E)	0.7	25.3
     For the twelve-month period ended December 31, 2006, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:
•	$348.2 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•	$43.4 million of interest payments from non wholly-owned Chilean subsidiaries;

•	$ 141.3 million of dividends from non wholly-owned Chilean subsidiaries, which includes $ 62.2 million from Chilectra;

•	$ 47.4 million of intercompany loan payment from non wholly-owned Chilean subsidiaries, which includes $ 41.1 million from Chilectra;

•	$ 3.1 million on interest income from intercompany debt with our Brazilian subsidiaries;

•	$ 17.4 million from dividends, which includes $ 13.9 million from our Brazilian subsidiaries and $ 3.5 million from our Colombian subsidiaries;

•	$ 21.3 million from capital reductions, which includes $ 20.8 million from our Colombian subsidiaries;

•	$ 62.2 from amortization of intercompany loans from our Brazilian subsidiary Coelce;
     The aggregate inflows of cash from these sources amounted to $ 684.3 million.
     For the same twelve-month period ended December 31, 2006, Enersis principal cash outflows totaled $ 659.7 million, including:
•	$ 297.1 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•	$32.2 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•	$84.6 million in net interest expenses (net of derivative contracts);

•	$133.4 million dividend payments by Enersis;

•	$ 85.2 million of net financial debt amortization (discounting new debt used for refinancing purposes), and

•	$ 27.2 million of payment to Endesa Internacional related to the purchase of Elesur.
     As of December 31, 2006, Enersis had final cash of $25.3 million.
     For the twelve-month period ended December 31, 2005, our principal sources of funds were:

•	$278.0 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•	$ 40.2 million of interest payments from non wholly-owned Chilean subsidiaries, which includes $ 40.0 million from Chilectra and $ 0.2 million from Endesa Chile;

•	$ 108.1 million of dividends from non wholly-owned Chilean subsidiaries, which includes $ 73.5 million from Chilectra and $ 34.6 million from Endesa Chile;

•	$ 160.2 million of intercompany payment from non wholly-owned Chilean subsidiaries, which includes $ 149.1 million from Chilectra and $ 11.1 million from Endesa Chile;

•	$ 40.6 million from a capital reduction in Elesur;

•	$ 6.6 million on interest income from intercompany debt with our Brazilian subsidiaries;

•	$ 13.7 million from dividends, which includes $ 11.2 million from our Colombian subsidiaries and $ 2.5 million from our Peruvian subsidiaries;

•	$ 59.7 million from capital reductions, which includes $ 49.9 million from our Colombian subsidiaries and $ 9.8 million from our Peruvian subsidiaries.
     The aggregate inflows of cash from these sources amounted to $ 707.8 million.
     For the same twelve-month period ended December 31, 2005, Enersis principal cash outflows totaled $ 752.8 million, including:
•	$ 319.5 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•	$ 8.5 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•	$ 92.9 million in net interest expenses (net of derivative contracts);

•	$ 23.4 million dividend payments by Enersis. During 2005, Enersis raised its dividend policy from 30% to 50% of net revenues;

•	$ 267.5 million of net financial debt amortization (discounting new debt used for refinancing purposes);
     As of December 31, 2005, Enersis had a final cash balance of $ 0.7 million.
     For a description of liquidity risks resulting from our holding company status, please see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations — We are a holding company and depend on payments from our subsidiaries and related companies to meet our payment obligations” in this annual Report.
     We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and our strategy is generally to have the operating subsidiaries independently finance capital expansion programs through internally generated funds or direct financings. We also coordinate acquisition financing with respect to the distribution operations of Chilectra. We coordinate all generation and transmission acquisition financing with Endesa Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investment Program” and our contractual obligations table set forth below.
     On December 14, 2006, Moody’s upgraded our rating, from “Ba1” to “Baa3” with “stable outlook.” As a result, we have recovered “investment grade” status from Moody’s. Both Standard & Poor’s and Fitch granted “investment grade” status to us in the past. Moody’s upgrade was mainly due to our greater financial flexibility and liquidity, and our significantly improved financial performance over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the five countries in which we operate. The rating was placed with “stable outlook,” reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, greater increase in demand for electricity and less regulatory uncertainty.
     We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis and once in 1994 for Endesa Chile. We have also frequently issued bonds in the international capital markets, for both Enersis and Endesa Chile, as well as for Pehuenche, a subsidiary of Endesa Chile. Enersis issued $ 800 million in Yankee Bonds in November 1996, and $ 350 million in November 2003. Endesa Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which $ 2.1 billion are currently outstanding. In June 2000, both Enersis and Endesa Chile established Euro medium-term note programs, or EMTN Programs, for an aggregate amount of € 1 billion each. In July 2000, Endesa Chile issued € 400 million in three-year floating rate notes under its EMTN Program, which were due and paid in 2003.
     The following table lists the Yankee Bonds of Enersis and its consolidated subsidiaries outstanding at December 31, 2006. The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount $ 2.9 billion is outstanding as of the date of this Report, is 7.9%.

			Aggregate
			Principal
Issuer	Maturity	Coupon	Amount Issued
		(as a
		percentage)	(in millions)
Endesa Chile	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile	August 1, 2013	8.350	400
Endesa Chile	August 1, 2015	8.625	200
Endesa Chile (3)	February 1, 2027	7.875	230
Endesa Chile (1)	February 1, 2037	7.325	220
Endesa Chile (3)	February 1, 2097	8.125	200
Enersis	January 15, 2014	7.375	350
Enersis (3)	December 1, 2016	7.400	350
Enersis (2)	December 1, 2026	6.600	150

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.

(2)	Holders of these Yankee Bonds exercised a put option against Enersis on December 1, 2003 for an aggregate principal amount of $ 149.1 million, leaving only $ 0.9 million outstanding.

(3)	In 2001, Enersis and Endesa Chile repurchased an aggregate of $ 284 million of these Yankee Bonds.
     Both, Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, also have access to domestic capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. As of the date of this Report, we are in compliance with our material covenants contained in our debt instruments. In 2001, Endesa Chile issued UF 7.5 million (approximately $ 180 million at the time of issuance) in 5-year and 21-year local bonds, in each case with an interest rate of 6.2% per annum. In 2001, Enersis also issued UF 6.5 million (approximately $ 169 million at the time of issuance) in 8-year and 21-year local bonds, each with interest rates of 5.5% and 5.75% per annum, respectively. On October 24, 2003, Endesa Chile issued UF 4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and another UF 4 million in 25-year UF denominated bonds with an interest rate of 6.20% per annum, for an aggregate principal amount of UF 8 million ($ 214 million at the time of issuance). For a full description of the local bonds issued by Enersis and Endesa Chile, see “Item 18. Financial Statements — Audited Consolidated Financial Statements as of December 31, 2005 — note 18 — Bonds Payable.”
     Our companies frequently participate in the commercial bank markets through both bilateral loans and syndicated loans.

     Between November 2004 and December 2006, Enersis entered into two senior unsecured syndicated revolving credit facilities through its Cayman Island’s Branch. In the same period, Endesa Chile, acting through its Cayman Island’s Branch, entered into three senior unsecured syndicated revolving credit facilities. These facilities were structured with various banks, for an aggregate amount of $ 550 million for Enersis and $ 650 million for Endesa Chile, with maturity dates between 2009 and 2011. The lenders under these facilities may demand prepayment in the event there is a “Change of Control,” as defined in the agreements. A Change of Control will not be triggered if Endesa Spain remains in the chain of control over Enersis or Endesa Chile. If Endesa Spain is no longer in the chain of control, each lender may demand prepayment subject to certain conditions: under the 2004 facilities, the new controlling entity must have a lower credit rating than Endesa Spain subsequent to the launching of a transaction that would end in an effective change of control. In that facility, either the S&P or Moody’s rating for the new controlling entity would have to be worse than that of Endesa Spain; in the 2006 facilities, however, the new controlling entity could have a rating lower than that of Endesa Spain before the initial announcement of the transaction, and no Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch rated the new controlling company by more than one notch, including with respect to outlook, below Endesa Spain’s ratings at such time.
     The undrawn amount of Enersis’ two revolving credit facilities is $ 315 millions as of December 31, 2006. At the same time, the undrawn amount of Endesa Chile’s three revolving credit facilities is $ 550 million.
     All of Enersis and Endesa Chile’s credit facilities include certain financial covenants which are not detailed here, partly because they vary among the different agreements and Enersis and Endesa Chile were in compliance with such financial covenants at the time of this Report. Enersis and Endesa Chile’s Yankee Bonds, on the other hand, are not subject to financial covenants.
     As is customary for certain credit and capital market debt facilities, a significant portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions. Each of the syndicated credit facilities described above, as well as all of Enersis and Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default. The Yankees are the most restrictive in that any matured default of either Enersis, Endesa Chile or any subsidiary could result in a cross default to Enersis and Endesa Chile’s Yankees if the matured default, on an individual basis, has a principal exceeding $30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee holders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. It is difficult to trigger a cross default of this type because the number of subsidiaries which could give rise to such an event is much smaller, and the materiality threshold is much higher. In the most benign case for Enersis under the 2006 credit facilities, for instance, only matured defaults in other single indebtedness, exceeding $50 million, qualify for a potential cross default, and primary debt obligations that qualify with such high thresholds are the final principal payments of Enersis and Endesa Chile’s own bonds.
     In addition, certain indebtedness of Enersis and Endesa-Chile is subject to (A) cross acceleration provisions, again subject to a materiality threshold of $ 30 million ($ 50 million for the Endesa-Chile 2006 facilities and the Enersis 2006 facility) on an individual basis, and (B) certain other customary events of default. Some of the more material examples of such customary event of default triggers include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets, and in all cases, with materially threshold of at least $ 30 million. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated by the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods if applicable, and after formal notices have been granted.
     At the time of this Report, our Argentine subsidiary, Endesa Costanera, has not paid the September 2006 ($ 11.0 million), the December 2006 ($ 5.8 million) and the March 2007 ($ 10.9 million) installments of its supplier credit with Mitsubishi Corporation dating back to 1996. However, on April 24, 2007, Endesa Costanera signed a rescheduling agreement for both the September 2006 and December 2006 installments, with payments rescheduled between 2007 and 2011. As for the March 2007 installment, Mitsubishi Corporation has formally accepted to reschedule the $10.9 million missed payment at some future opportunity.
     Finally, most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.
     Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earnings criteria and other restrictions. We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no other legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain circumstances. There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future. For a description of liquidity risks resulting from our holding company status, please see “Risk Factors–Risks Relating to Our Operations–We depend in part on payments from our subsidiaries to meet our payment obligations” in this annual Report.
     In addition to available cash, as of this Report, currently we can draw up to $ 198 million from unused lines of credit granted by Chilean banks, and Endesa Chile can draw up to another $ 180 million from similar sources. Our level of consolidated indebtedness increased by 2%, from $ 6.9 billion as of December 31, 2005, to $ 7.0 billion as of December 31, 2006. This increase is primarily due to the consolidation of the Peruvian generating company Etevensa, merged with Edegel in June, 2006. We do not currently anticipate liquidity shortfalls affecting our ability to meet the obligations outlined previously. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.
     Transactions that most significantly affected Enersis foreign subsidiaries liquidity in 2006 included :
     Edegel: credit agreement for $ 20 million for a 3-year term entered into in July. In October, Edegel made two bond issuances on the Peruvian market for $ 25 million soles each ($ 16 million) for 7 years. It also refinanced a bank note for $50 million soles for a 2-year term. In December, Edegel signed a loan with a foreign bank for $ 24 million for 3 years to refinance short-term loans.
     Edelnor: issued local bonds for approximately $ 53 million equivalent in local currency with maturities between 3 years and 10 years.
     Edesur: refinanced bank loans for $ 150 million Argentine pesos with a 3 year syndicated loan.
     Cien: refinanced $ 280 million debt with a syndicated loan of $ 600 million Brazilian reais on a 6 year term (with a grace period of three years).
     Ampla: issued local debentures in Brazil for $ 370 million Brazilian reais (approximately $ 173 million) on a 6 year term to prepay bank loans. Ampla also signed a 5 year loan with BNDES for $ 300 million Brazilian reais ($ 140 million) to finance its investment plan.
     Endesa Fortaleza: closed a syndicated loan leaded by IFC for $ 130 million with an average maturity of approximately 7 years to refinance short term debt.
     Coelce: signed two loans for a total of approximately $ 90 million equivalent in local currency to finance investments.
     El Chocón: signed a bank loan for $ 100 million for a 5 year term and its proceeds were used to prepay commercial papers maturing in 2007.
     Betania: in February issued a bond in the Colombian market for $ 100 billion Colombian pesos ($ 44 million) for a term of 7 years, and in June signed a structured loan for $ 305 billion Colombian pesos ($ 123 million) to mature in April 2012.
     Emgesa: to finance its approximately $ 17 million acquisition of Termocartagena, Emgesa issued in February a bond in the Colombian market for $ 40,000 million Colombian pesos ($ 17.5 million) for a 10-year term basis. To refinance the maturity of certain local bonds in July, Emgesa closed three 180-day facilities with local banks in the equivalent of $ 62 million. Later, on February 2007, to finance such 180 day bank facilities among others, Emgesa issued a bond in the Colombian market for $ 170 billion Colombian pesos ($ 76 million) on a 10-year term basis.
Transactions that most significantly affected Enersis’s foreign subsidiaries liquidity during 2005 included:
     Endesa Costanera: credit agreement signed on September 2005 for $ 30 million, for 4.5 years (3 years grace period).

     Edegel: signed on December 2005 two credits facilities; the first for $ 41.5 million Peruvian soles, a 2 year term; and the second for $ 59 million Peruvian soles, at a 1.5 year term. This funding (for a total amount of $ 30 million) was used to cancel short-term bank loans. On November 11, 2005, Edegel issued a local bond for $ 20 million at 7-year term, and on October 20, 2005 Edegel issued a local bond for $ 35 million Peruvian soles to refinance short term bank loans with maturity on October 2005 ($ 10.5 million).
     Edesur: refinanced bank loans for $ 32 million with several new bank loans up to 3-year term.
     Ampla: issued local debentures in Brazil for $ 400 million Brazilian reais (approximately $ 154 million) on a 3 and 5-year term to repay local bond maturities. The company signed a 6 year loan with BNDES for $ 165 million Brazilian reais ($ 66 million) to finance its investment plan. Ampla also took bank loans for $ 220 million Brazilian reais ($ 85 million).
     Emgesa: issued a bond in the Colombian market for $ 210 billion Colombian pesos ($ 84 million) on a 10-year term.
     Edelnor: issued local bonds for approximately $ 60 million Peruvian soles ($ 18 million) with maturities between 5 and 10 years.
Reconciliation of non-GAAP measures to Chilean GAAP 2005 – 2006
     The table below includes the effect of consolidation of CIEN and CGTF for year 2005 for the period indicated.

	2005	2006
	(in millions of Ch$)
Operating Income	828,644	1,068,042
Consolidation CIEN and CGTF year 2005	12,137	—

Operating income included above	887,498	1,068,042

     The table below excludes the effect of the depreciation of the peso against the dollar in our operating income (includes effect of consolidation of CIEN and CGTF) for the periods indicated.

	2005	2006
	(in millions of Ch$)
Operating Income includes effect of consolidation of CIEN and CGTF	887,498	1,068,042
Effect of Ch$ depreciation	15,238	—

Operating income excluding above	902,736	1,068,042

Reconciliation of non-GAAP measures to Chilean GAAP 2004 – 2005
     The table below excludes the effect of the appreciation of the peso against the dollar in our operating income for the periods indicated.

	2004	2005
	(in millions of Ch$)
Operating Income	691,695	828,644
Effect of Ch$ appreciation	(47,766)	—

Operating income excluding above	643,929	828,644

     The table below includes the effect of consolidation of CIEN and CGTF for last quarter of 2004 for the period indicated.

	2004	2005
	(in millions of Ch$)
Operating Income	691,695	828,644
Consolidation CIEN and CGTF fourth quarter of 2004	12,137	—

Operating income included above	703,832	828,644

C. Research and development, patents and licenses, etc.
     None
D. Trend Information
     Although trends for the energy business are not easily established in the five countries in which we operate, there is a tendency toward greater competition in some countries, combined with a liberalization of regulated markets, and a proposed introduction of trading companies that will market energy to final clients. In addition to increased competition, this would give us access to a broader base of customers, allowing us to compete for higher margin clients. There is also a general trend toward the interconnection of electricity systems, including systems that cross international borders, increasing competition in the markets served by interconnection projects and at the same time opening new markets for our current installed capacity.
     Our ability to rely on natural gas from Argentina is increasingly uncertain due to natural gas restrictions applied by the Argentine government. See “Item 3. Key Information—Risk Factors relating to Argentina.”
E. Off-balance Sheet Arrangements.
     Enersis is not a party to any off-balance sheet transactions.
F. Tabular Disclosure of Contractual Obligations.
     The table below sets forth the Company’s cash payment obligations as of December 31, 2006.

ENERSIS on a Consolidated Basis
As of December 31, 2006

	Payment obligations due by period (in U.S.$ millions)
			Dec.	Dec.	Dec.	After
	Total	Dec.2007	2008	2009	2010	2010
Bank Debt	1,846	390	516	230	242	468
Local Bonds (1)	1,759	102	180	233	302	942
Yankee Bonds (2)	2,656	25	399	620	0	1,612
Other Debt (3)	742	91	137	142	130	242
Interest Expenses	3,124	585	516	418	338	1,267

Pension and Post-retirement obligations (4)	516	5	57	58	59	337
Purchase Obligations (5)	7,232	1,910	1,548	1,383	1,297	1,094
Operational Leases (6)	0	0	0	0	0	0

Total Contractual Obligations	17,875	3,108	3,352	3,084	2,369	5,962

(1)	Includes net payment from Endesa Chile’s currency swap of $ 22.9 million.

(2)	Includes net payment of Enersis’ currency swaps for a total of $ 210.1 million.

(3)	Includes Endesa Chile’s capital lease obligations for a total of.$ 47.7 million.

(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations. The amount of $ 286 million in the “After 2010” column includes all of our cash flow estimates relating to our unfunded plans plus one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans are equal to $ 44 million per annum). However, we have estimated that we will have $ 44 million in cash flow commitments in connection with such funded plans. We have only included one year of cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations related to such plans after 2009 would not accurately represent our year-to-year cash commitments.

(5)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services. In addition to the contractual operational obligations set forth above, annual payments of electricity purchase contacts that correspond to derivative instruments are quantified in Item 11. Market Risks — Commodity Price Risk.

(6)	We do not have any material operating lease obligations.
G. Safe harbor.
     This Item 5, Management Discussion and Analysis, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this Report, for safe harbor provisions.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
     We are managed by our Board of Directors, which consists of seven members who are elected for a three-year term at a General Stockholders’ Meeting. If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting where the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board. Set forth below are the members of our Board of Directors as of December 31, 2006.

Directors	Position	Held Since
Pablo Yrarrázaval V. (1)	Chairman	2002

Rafael Miranda R.	Vice Chairman	1999

Patricio Claro G. (1)	Director	2006

Juan Ignacio de la Mata G. (2)	Director	2005

Rafael Español N. (2)	Director	2005

Hernán Somerville S. (1) (2)	Director	1999

Eugenio Tironi B.	Director	2000

(1)	Member of the Directors’ Committee

(2)	Member of the Audit Committee.
     Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile and three of whom reside in Spain, as of December 31, 2006.
     Pablo Yrarrázaval V. became Chairman of the Board of Directors in July 2002 and has been Chairman of the Directors’ Committee since April 2003. He has been a member of the Endesa Internacional’s Board since October 2006. Mr. Yrarrázaval is a partner in the brokerage firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, Vice Chairman of Depósito Central de Valores S.A., DCV, and is also Chairman of the Santiago Stock Exchange, a position he has occupied since 1989. Before Mr. Yrarrázaval became Chairman of Enersis, he was Chairman of Endesa Chile.
     Rafael Miranda R. holds a BSc in Industrial Engineering from Comillas University (ICAI) and a Master in Management Science from the School of Industrial Organization. Between 1987 and 1997, Mr. Miranda was the General Manager of Endesa Spain. In 1997, he was appointed as Endesa Spain’s CEO, and has held this position to date. Mr. Miranda is the Chairman of Endesa Europe and Endesa Internacional, as well as Vice Chairman of Enersis, Chairman of Club Español de la Energía and Chairman of the Spanish Committee for the World Energy Council. Since November 2002, he has held the position of Vice Chairman of Union of the Eletricity Industry (“Eurelectric”), a professional association which represents the common interests of the electricity industry at a pan-European level, and in June 2005 he was appointed as Chairman.
     Patricio Claro G. is a Civil Industrial Engineer from the Universidad de Chile. Mr. Claro is a Director of Industrias Forestales S.A., Cía. de Seguros BiceVida S.A., Parque Arauco S.A. and Banco Bice. Additionally, he serves as a member of the board of the Cámara de Compensación Interbancaria de Pagos de Alto Valor, Combanc S.A., and has been a Director of Cristalerías de Chile, Cía. Sudamericana de Vapores, Gener,

Pilmaiquén, CTC, Cía. Chilena de Fósforos and Banco de Santiago. Mr. Claro is a director and member of Enersis’ Director Committee since April 2006.
     Juan Ignacio de la Mata G. holds a degree in Law from Universidad de Madrid. He became a member of the Spanish Cuerpo de Abogados del Estado, and served at the Abogacía del Estado de la Audiencia Nacional and later at the Tribunal Supremo. Among other positions, Mr. de la Mata was Secretary of Endesa Spain’s Board of Directors for 14 years, until 1999. Also, he has been Chairman of Empresa Nacional de Córdoba, Director of Compañía Sevillana de Electricidad and of Retevisión (currently “Orange”), and a member of various non-profit organizations such as Fundación Endesa, Vicepresident of UNICEF (Spanish Committee) and Chairman of NGO “Pueblos en Desarrollo-Puedes.” At Enersis, Mr. de la Mata has been a Director since June 2005.
     Rafael Español N., holds a degree in Law from the Universidad de Barcelona, as well as degrees in Chemical Engineering and Business Science, and is currently an Attorney in Law. He has served as Chairman of Aiscondel and Monsando Ibérica and advisor of Aragonesas and was a director of Endesa Spain. Currently, Mr. Español is the Chairman and General Director of Grupo SEDA, and is serving as Director of Endesa Internacional and Enersis, and is the Financial Expert of the Audit Committee. Mr. Español is also Chairman of Productores Fibras Químicas de España, Chairman of Centro de Supercomputación de Cataluña, and of Fundaciones Catalanas para la Innovación y para el Deporte.
     Hernán Somerville S., has a law degree from Universidad de Chile and a M.C.J. degree from New York University Law School. Since 1989, Mr. Somerville has been the Managing Director and Partner of FINTEC, an investment, advisory and management company which led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank in the 1980’s. Prior to his involvement with FINTEC, and from 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville was the former Chairman of CPC, the Confederation of Production & Commerce in Chile. He is also the non-executive Chairman of ABIF, the Chilean Association of Banks and Financial Institutions A.G., and former Chairman of FELABAN (Latin American Federation of Banks), Chairman of TRANSBANK S.A., which manages credit and debit cards in Chile. He is also a Board Member of Corp Banca, Viña Santa Rita, INACAP, and has been a Director of Enersis since 1999. Mr. Somerville is one of the three Chilean representatives at the Asia Pacific Economic Council’s Business Advisory Committee, and is Chairman of the Chilean Pacific Foundation.
     Eugenio Tironi B., received a Ph.D. in sociology from L’Ecole des Hautes Etudes en Sciences Sociales (Paris, France). He is currently a Professor of the Sociology Department of Pontificia Universidad Católica de Chile, and a member of the High Counsel of Universidad Alberto Hurtado. Mr. Tironi has published seventeen books in Chile and abroad. Mr. Tironi has been a consultant to international organizations and, between 1990 and 1994, was a Director of the Secretary for Communication and Culture of the Chilean Government. Mr. Tironi was also a visiting professor at Notre Dame University (USA), in 2002, and Sorbonne-Nouvelle (France) in 2006. In addition, since 1994, Mr. Tironi has been the Chairman of Tironi Asociados, a strategic communicational firm, which has advised many Chilean and international firms among several Latin American countries. Mr. Tironi has been a Director of Enersis since July 2000.
Executive Officers (at December 31, 2006)

	Position	Current Position Held Since
Ignacio Antoñanzas A.	Chief Executive Officer	2006

José Luis Domínguez C.	Communications Officer	2003

Alfredo Ergas S.	Chief Financial Officer	2003

Francisco Herrera F.	Auditing Officer	2003

Fernando Isac C.	Accounting Officer	2003

Macarena Lama C.	Planning and Control Officer	2003

Francisco Silva B.	Human Resources Officer	2003

Domingo Valdés P.	General Counsel	1999
     Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile.
     Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006. Mr. Antoñanzas holds a degree in Mining Engineering with a major in energy and fuels from the Universidad Politécnica de Madrid. He started his career as trader of raw materials. He joined Endesa Spain in 1994, having worked mainly during his professional career in generation and corporate strategy areas. He has been the CEO of Endesa Net Factoring and Director of Endesa Italia. Until assuming his current position, he served as general Deputy Director of Strategy for Endesa Spain.
     José Luis Domínguez C., Communications Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. Mr. Domínguez joined the Enersis Group in May 1987 and has held many positions in Endesa Chile and its Chilean subsidiaries until 2000, when he assumed the position of Public Affairs Director of Enersis.
     Alfredo Ergas S. is a commercial engineer from Universidad de Chile, and an MBA degree from Trium Global Executive MBA — alliance between NYU, HEC and LSE. Mr. Ergas has been the CFO of Enersis since July 2003, after having held a similar position at Endesa Chile. Before that, Mr. Ergas served as Finance Director and Control Director of the Chilean telecommunications company, Smartcom, from 2000 to 2002. Prior to that, Mr. Ergas served as Deputy Chief Financial Officer of Endesa Chile and later in Enersis as Planning and Control Director. Currently, Mr. Ergas serves as Director of Codensa, Compañía Eléctrica Cono Sur S.A., Endesa Chile Internacional S.A., and Inversiones GasAtacama Holding Ltda., all subsidiaries or affiliates of Enersis. Mr. Ergas joined the Enersis Group in April 1993.
     Francisco Herrera F., Auditing Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. He joined the Enersis Group in 1996, having worked as Finance Director of Endesa Chile’s subsidiaries prior to his most current position. Before joining the Enersis Group, Mr. Herrera worked at Cemento Polpaico, CMPC and Ladeco.

     Fernando Isac C., an economist, is a graduate of Universidad de Zaragoza. Mr. Isac worked in several accounting and finance positions in Eléctricas Reunidas de Zaragoza (“ERZ”), a subsidiary of Endesa Spain, between 1977 and 1996. Subsequently, he was a Director of Electricidad de Caracas (Venezuela) until 1998. Between 1998 and September 2000, he was Deputy CFO of ERZ, a subsidiary of Endesa Spain. In September 2000, Mr. Isac joined Enersis as Accounting Director.
     Macarena Lama C., an agricultural engineer by profession, is a graduate of Escuela Técnica Superior de Ingenieros Agrónomos de Madrid, and received a degree in business management in 1984. Prior to joining Endesa Spain in 1997, she worked at SEPI, the Spanish state-owned entity in charge of sales of operating companies to the private sector. Over the following six years, she has held several key positions in planning, control and finance obligations of Endesa Diversificación, S.A. (Spain). Since September 2003 and until March 2007, Ms. Lama was the Planning and Control Officer in Enersis.
     Francisco Silva B., holds a degree in public administration from Universidad de Chile, and received a D.P.A. from Universidad Adolfo Ibáñez in 1986. Mr. Silva joined Chilectra in 1987 and has since worked primarily in human resources and general management positions in several subsidiaries and affiliates of Enersis. Between 1998 and 2000, and since July 2003, he has been the Enersis Human Resources Officer. From January 2001 to June 2003, he worked as Adjunct Director of an Endesa Spain subsidiary in Spain.
     Domingo Valdés, General Counsel since May 1999, is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago. He joined the Enersis Group as a corporate attorney at law for Chilectra in 1993 and became Legal Counselor at Enersis in December 1997. Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., (Chile) and an associate at Carey & Cía., a Santiago-based law firm. Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Antitrust Law at Universidad de Chile Law School.
     B. Compensation
     Directors are paid a variable annual fee, depending on the net earnings of the company and a monthly fee paid in advance, depending on their assistance to the board meetings and their participation as Director of one of our subsidiaries. In 2006, the total compensation paid to each of our directors, including fees for attendance at meetings of the Directors Committee and of the Audit Committee, was as follows:

Year ended December 31, 2006
(in thousands of Ch$)
Pablo Yrarrázaval V.	57,439
Rafael Miranda R.	34,676
Hernán Somerville S.	34,999
Patricio Claro G.	25,644
Juan Ignacio de la Mata G.	27,065
Rafael Español N.	27,065
Eugenio Tironi B.	24,426
Ernesto Silva B. (1)	8,483

Total	239,797

(1)	Mr. Silva ceased to be a Director of Enersis in 2006.
     We do not disclose information on individual executive officers’ compensation. For the year ended December 31, 2006, the aggregate gross compensation paid or accrued (including performance-based bonuses) for our Executive Officers, was Ch$ 1,364 million. Executive Officers are eligible for variable compensation under a bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in April 2006 was Ch$ 398 million, and is included in the aggregate compensation figure.
     The amount set aside or accrued by the Company in 2006 to provide pension, retirement or similar benefits totaled Ch$286 million.
     The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$1.106 million, of which Ch$132 million were accrued during 2006. No severance payments were paid to the Company’s executive officers in 2006. All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death. They do not have a right to severance indemnity if the relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Code of Labor (“Código del Trabajo”). All of the Company’s employees are entitled to legal severance pay if dismissed due to needs of the Company.
C. Board practices.
     The current Board of Directors was elected at the Ordinary Shareholders’ meeting dated March 21, 2006 for a period of three years. For the period during which each director has served, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above. Directors have no service contracts with Enersis.
   Corporate Governance
     Enersis is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation or bylaws, consists of seven directors who are elected at an annual regular shareholders’ meeting. Each director serves for a three-year term and the term of each of the seven directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the Board of Directors at the immediately succeeding Ordinary Shareholders’ Meeting. The current Board of Directors was elected in March 2006 and their terms expire in March 2009. The members of the Board of Directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of employment.
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
     The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities markets.
     The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board on May 28, 2003, and the Employees Code of Conduct, provide the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees , including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our senior executives and other employees may undertake outside the scope of their employment with us.
     The regulations and rules mentioned above reflect our core principles of transparency, respect for stockholders’ rights, and the duty of care and loyalty of the directors imposed by Chilean law.
   Compliance with NYSE Listing Standards on Corporate Governance
     The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange. Because we are a “controlled company” under NYSE rules (a company of which more than 50% of the voting power is held by an individual, a group or another company), we would not, were we to be a U.S. company, be subject to the requirement that we have a majority of independent directors, or nomination and compensation committees.
     Independence and Functions of the Audit Committee
     Under the NYSE corporate governance rules, all members of the Audit Committee must be independent. We are subject to this requirement as of July 31, 2005.
     Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07. We do not currently comply with Rule 303A.07, but as of July 31, 2005, we do comply with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Enersis created an Audit Committee. The Audit Committee is currently composed of three directors meeting the applicable independence requirements of the NYSE: Mr. Juan Ignacio de la Mata (Chairman), Mr. Rafael Español and Mr. Hernán Somerville. Mr. Español is relying on the exemption provided by Rule 10A-3(b)(1)(iv)(B), but otherwise meets such independence requirements.
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
     Corporate Governance Guidelines
     The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not contemplate this practice, the Company has adopted the codes of conduct described above, and its Special Shareholders’ Meeting held on March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.
     Committees and Other Advisory Bodies
     Directors’ Committee (Comité de Directores)
     The Directors’ Committee is composed of three members who are simultaneously directors of the Company. It performs the following functions:

•	examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•	formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•	examination of information related to operations by the Company with related parties and/or related to operations in which the Company board members or relevant executive officers may have personal interest;

•	examination of the compensation framework and plans for managers and executive officers; and

•	any other function mandated to the committee by the estatutos, the board of directors or the shareholders of the company.
     Pablo Yrarrázaval, Chairman of the Board, has also served as chairman of this committee since July 31, 2002. The other members are Hernán Somerville and Patricio Claro.
     The Audit Committee (Comité de Auditoría)
     The Audit Committee is composed of three independent members who also serve as directors of the Company. It performs the following functions:
•	submits a proposal for the appointment and compensation of independent auditors at the Shareholders’ Meeting;

•	oversees the work of independent auditors;

•	pre-approves audit and non-audit services provided by the independent auditors;

•	establishes procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.
D. Employees.
     The following table provides the total number of employees for our company and its subsidiaries for the past three fiscal years:

	Years ended December 31,
	2004	2005	2006
Enersis (Chile)	212	215	220
Endesa Chile (1)	1,562	1,560	2,028
Endesa Brasil (2)	—	2,842	2,938
Chilectra (Chile)	692	712	708
Edesur (Argentina)	2,277	2,338	2,407
Edelnor (Peru)	543	536	548
Ampla (Brazil)	1,408	—	—
Codensa (Colombia)	901	926	934
Coelce (Brazil)	1,337	—	—
Other Businesses (3)	2,286	2,524	2,001

Total	11,218	11,653	11,784

(1)	Includes Chilean operations and subsidiaries in Argentina, Colombia and Peru.

(2)	In 2005, Endesa Brasil includes Ampla, Coelce, Cachoeira Dourada, CGTF, CIEN, CTM and TESA.

(3)	Includes CAM, Synapsis and IMV.
     As of December 31, 2006, Enersis, on a consolidated basis, had 637 temporary employees of which 315 are from Ingendesa, Endesa Chile’s subsidiary, 181 are from CAM, 63 are from Synapsis, 28 are from Codensa and the remainder are distributed among other companies. For the past two years, the total number of temporary employees has not changed materially.
     Chile
     As of December 31, 2006, we and our principal subsidiaries and affiliates had 11,784 employees, including 2,770 employees of Enersis and of all Chilean majority-owned subsidiaries, which includes 511 employees of Endesa Chile employed in Chile. In July and December 2003, we entered into two collective bargaining agreements with our employees. The agreements expire in July and December 2007, respectively. Collective bargaining agreements with employees of Chilectra took effect on December 2004 and expire on December 2008. Endesa Chile signed an agreement with the Engineers Union in December 2006. This agreement will expire in December 2009. Endesa’s collective bargaining agreements with electro-mechanical, technical and administrative personnel expire in June and December 2008. In December 2004, two collective agreements with the employees of CAM were signed, which expire in December 2007 and December 2008, respectively. Last year we signed another collective agreement which expires in December 2008.
     Argentina
     As of December 31, 2006, Edesur had 2,407 employees, Endesa Costanera had 267 employees and El Chocón had 49 employees. In October 2004, two collective agreements were signed with the employees of Edesur. However, the agreements have not yet been registered with government authorities and are not yet effective. We anticipate that the agreements will be registered and will take effect in 2007. In December 2006, two collective agreements with the employees of Endesa Costanera were signed and expire in December 2008 and December 2009, respectively.
     Brazil
     As of December 31, 2006, Ampla had 1,413 employees, Endesa Chile employed 57 persons in Cachoeira Dourada and Coelce had 1,313 employees. CIEN and CGTF had 79 and 54 employees as of the same date, respectively, while the remaining number of employees is distributed within CTM and TESA. Coelce is a party to a collective bargaining agreement that will expire in October 2008. Cachoeira Dourada is a party to two collective bargaining agreements, which expire in April 2007 and 2008, respectively. Ampla is a party to collective bargaining agreements which expire in September 2007. Such agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be for more than two years.
     Colombia
     As of December 31, 2006, Codensa had 934 employees. Betania, Endesa Chile’s subsidiary, employed 35 persons and Emgesa had 341 employees as of December 31, 2006. Codensa has two collective bargaining agreements that expire in December 2007. Typically, collective bargaining agreements have two-year term. However, there are no legal restrictions on the maximum duration of such agreements. Emgesa is a party to a collective bargaining agreement that is scheduled to expire in December 2007.
     Peru
     As of December 31, 2006, Edelnor had 548 employees and Endesa Chile’s affiliate Edegel had 220 employees. Edelnor is a party to three collective bargaining agreements which expire in December 2008. Edegel is a party to a collective bargaining agreement which expires in December 2008.

The employees indicated by country correspond to the sum of workers with temporary and indefinite contract.
E. Share ownership.
     To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company. None of Enersis’ directors and officers has any stock options.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders.
     As of December 31, 2006, Endesa Spain beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, Administradora de Fondos de Pensiones, or AFPs, owned 18.6% in the aggregate, with AFP Provida having the largest ownership interest of 6.0%. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 9.2% of our equity. ADR holders own 8.6% of the equity. The remaining 3.0% is held by 8,559 minority shareholders own.
Principal Shareholders
     Enersis’ only outstanding voting securities are shares of common stock. As of December 31, 2006, our 32,651,166,465 shares of common stock outstanding were held by 8,728 stockholders of record.
     As of December 31, 2006, six out of seven members of our Board of Directors were designees of Endesa Spain. As a result of the foregoing, Endesa Spain has exerted majority control over Enersis since April 1999. However, Endesa Spain does not have different voting rights than the other shareholders of Enersis. The following table sets forth certain information concerning ownership of the common stock as of December 31, 2006, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock.

		Percentage of
	No. of	Shares
	Shares Owned	Outstanding
Endesa Spain(1)	19,794,583,473	60.6%
AFP Provida(2)	1,952,198,706	6.0%

(1)	Endesa Spain’s 60.6% beneficial interest is held through Endesa Internacional.

(2)	The beneficial interest of AFP Provida is held through four different investment funds.
B. Related party transactions.
     Article 89 of the Chilean Companies Act requires that our transactions with our parent company, subsidiaries and/or their related parties be on equitable conditions, similar to those customarily prevailing in the market.
     Directors and executive officers of companies who violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act, as amended, provides that a corporation may only execute transactions in which one or more directors have a personal interest or an interest as a representative of another person, when such transactions are previously examined and reported to the Board of Directors by the Directors’ Committee and then approved by the Board of Directors prior to execution by the company, and the terms of such transactions are adjusted to equitable conditions similar to those customarily prevailing in the market. Resolutions approving transactions under Article 44 must be reported to our stockholders in the next stockholders’ meeting. If the transactions involve a material amount, the Board of

Directors must determine in advance if the transactions are adjusted to equitable conditions similar to those customarily prevailing in the market or not. If the board decides that it is not possible to ascertain such conditions, the Board of Directors, with the exclusion of interested directors, may approve or reject the transaction, or appoint two independent appraisers. The appraisers’ report will be available to the shareholders and the Board of Directors for a period of 20 business days. Once such term has expired, the Board of Directors with the abstention of interested directors may approve or reject the transaction. If shareholders representing 5% or more of the voting shares consider that the terms and conditions of the transactions are not favorable to the interests of the company, or that the appraisers’ reports are substantially different, they may request that the board convoke an Special Shareholders’ meeting to approve or reject the transaction with a majority of two-thirds of the voting shares. Violation of Article 44 may result in administrative and criminal sanctions and civil liability to us, our shareholders or interested third parties who suffer losses as a result of such violation. We, our shareholders and interested third parties, however, may ask the interested director to reimburse the company in an amount equivalent to the benefits that the transaction in violation of Article 44 represented to the interested director, relatives and/or representatives.
     It is common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transactions are carried out through short-term intercompany loans. Under Chilean law and regulation, such transactions must be carried out on an arm’s length basis. It is our policy to manage all cash inflows and outflows of our wholly-owned Chilean subsidiaries, Endesa Chile and Endesa Chile’s Chilean subsidiaries by way of a centralized cash management policy. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee.
     In other countries in which we do business, these intercompany transactions are permitted but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.
     Enersis has made structured loans to Chilean subsidiaries, at the same cost of funds for Enersis, primarily to finance foreign investments. As of December 31, 2006, the outstanding net balance for such loans was $ 737 million; the largest amount outstanding during 2006 and 2005 was $ 770 million, and $ 855 million respectively. Additionally, the outstanding net balance of the loans granted by Enersis to its foreign subsidiaries was of $ 47 million as of December 31, 2006. The largest net amount outstanding during 2006 and 2005 for such loans was $ 109 million.
     The currency denomination of the structured loans granted by Enersis to its Chilean subsidiaries is the dollar and the UF. The interest rate on these intercompany loans to Enersis’ subsidiaries ranges from 1.7% to 7.0% in Chile, in 2006, with a nominal weighted average interest rate of 5.4%. The interest rate on the intercompany loans to Enersis’ foreign subsidiaries ranges from 9.1% to 10.5%, with a nominal weighted average interest rate of 10.2%.
     Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2006, the outstanding net balance for such loans was $ 514 million. The largest amount outstanding during 2006 and 2005 was $ 547 million, and $ 559 million respectively. Additionally, the outstanding net balance of the loans granted by Endesa Chile to its foreign subsidiaries was of $ 165 million as of December 31, 2006. The largest net amount outstanding during 2006 and 2005 for such loans was $ 458 million, and $ 501 million respectively.
     The interest rates on these intercompany loans to Endesa-Chile’s Chilean subsidiaries range from 5.98 % to 7.50%, with a weighted average interest rate of 6.61%. The interest rates on these intercompany loans to Endesa-Chile’s foreign subsidiaries range from 7.23% to 10.11%, with a weighted average interest rate of 7.36%.

     As of the date of this Report, the abovementioned transactions have not suffered material changes. For more information regarding transactions with affiliates, refer to note 6 of our consolidated financial statements.
C. Interests of experts and counsel.
          Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
     See “Item 18. Financial Statements” for our consolidated financial statements.
Legal Proceedings
     We and our principal subsidiaries and affiliates routinely are parties to legal proceedings arising in the normal course of business that are not material to our consolidated results from operations. For more information on all of our legal proceeding please refer to note 30 of our consolidated financial statements.
Dividends
     As determined by Enersis’ Board of Directors, the dividend policy for fiscal year 2006 was to pay a provisional dividend to stockholders equivalent to 15% of net income accumulated up to October 31, 2006 before negative goodwill amortization, which would be paid on December 2006, and a definitive dividend payment equivalent to 70% of the annual net income of fiscal year 2006 before negative goodwill amortization.
     The board generally proposes a “definitive dividend” payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. At a meeting held on February 28, 2007, the Board of Directors agreed to propose at the general shareholders’ meeting to be held on April 24, 2007 the payment of a definitive dividend of Ch$6.00033 per share for fiscal year 2006, which is equivalent to 70% of the annual net income before negative goodwill amortization. The provisional dividend of Ch$1.11 per share paid on December 2006 will be deducted from the definitive dividend to be paid.
     The Board of Directors also approved a dividend policy for fiscal year 2007 which pays a provisional dividend to stockholders equivalent to 15% of the net income accumulated up to September 30, 2007 before negative goodwill amortization, and to propose to the general shareholders’ meeting to be held during the first four months of 2008, a definitive dividend payment equivalent to 70% of the annual net income of fiscal year 2007 before negative goodwill amortization. Actual dividends will be subject to net profits actually obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the moment of such dividend declaration.
     Enersis, as a holding company, is primarily dependent upon cash inflows from its operating subsidiaries in the form of dividend payments, interest payments, management fees and capital reductions to service its debt obligations. The principal operating subsidiaries and affiliates of Enersis are Endesa Chile and Chilectra in Chile, Edesur in Argentina, Edelnor in Peru, Ampla and Coelce in Brazil (through Endesa Brasil) and Codensa in Colombia. See “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Related Companies.”
     Stockholders set dividend policies at each subsidiary and affiliate. There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

     Dividends Paid

	Nominal	U.S.$
Year	Ch$(1)	per ADS(2)
(Ch$ per share)
2002	—	—
2003	—	—
2004	—	—
2005	0.42	0.04
2006	2.11	0.20

(1) Amounts shown are in historical pesos and reflect all the dividends paid in a given year. These dividends may have been accrued the prior year, or the same year in which they were paid.

(2) The dollar per ADS amount has been calculated by applying the exchange rate of Ch$532.39= $ 1.00, the Observed Exchange Rate prevailing on December 31, 2006, to the constant peso amount.
     For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information — E. Taxation.” and “Item 10. Additional Information — D. Exchange Controls.”
B. Significant Changes.
          None.
Item 9. The Offer and Listing
A. Offer and Listing Details.
Market Price and Volume Information
     The shares of our Common Stock currently trade on the Chilean Exchanges. Shares of our Common Stock have traded in the United States on the NYSE since October 19, 1993 in the form of ADSs under the ticker symbol “ENI.” Each ADS represents 50 shares of Common Stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”). The ADRs are outstanding under a Deposit Agreement dated as of October 18, 1993, as amended, among us, Citibank, N.A., as Depositary, and the holders from time to time of ADRs issued thereunder. Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.
     The table below shows, for the periods indicated, the share volume, quarterly high and low closing prices in pesos of the Shares on the Santiago Stock Exchange and the quarterly high and low closing prices of the ADSs in dollars as reported by the NYSE.

	Chilean Pesos Per Share (1)			U.S.$ per ADS (2)
	Share Volume	High	Low	High	Low
2007
April	520,557,149	201.50	175.50	19 3/4	16 1/5
March	850,271,540	180.00	163,50	16 7/8	14 2/3
February	755,536,760	185.50	163.00	17 2/7	14 1/3
January	720,737,637	175.50	167.50	16 2/9	15 1/3

2006
December	1,473,086,846	173.00	158.16	16 2/5	15
November	983,312,375	164.00	143.00	15 4/9	13 1/2
4th quarter	2,935,194,633	173.00	140.00	16 2/5	13
3rd quarter	1,424,604,249	147.99	117.99	13 6/7	10 3/4
2nd quarter	1,391,561,107	129.90	112.40	12 2/3	10 1/7
1st quarter	1,963,504,194	129.49	108.50	12 2/3	10 3/5

2005
December	618,835,548	122.00	109.00	8 2/3	7 1/3
4th quarter	2,212,992,708	130.00	109.00	12 1/3	10 1/2
3rd quarter	1,840,936,792	123.00	111.00	11 1/2	9 7/8
2nd quarter	2,112,530,098	126.00	97.00	10 6/7	8 1/4
1st quarter	1,348,339,507	103.50	87.00	9	7 1/3

2004
December	568,896,414	97.00	87.00	8 5/8	7 2/5
4th quarter	2,248,285,905	97.00	84.00	8 5/8	6 4/5
3rd quarter	2,236,312,231	89.51	73.00	7 1/2	5 2/3
2nd quarter	1,032,271,059	82.01	70.00	6 5/6	5 1/2
1st quarter	1,413,791,567	87.50	73.00	7 3/4	5 7/8

2003
4th quarter	2,949,415,326	88.00	72.01	7 2/5	5 7/9
3rd quarter	2,615,141,119	76.50	60.80	6	4 1/2
2nd quarter	2,037,701,115	73.00	56.00	5 1/4	3 6/7
1st quarter	435,639,838	67.00	55.00	4 5/7	3 5/8

2002
4th quarter	684,639,252	77.00	52.00	5 2/9	3 5/7
3rd quarter	692,521,240	92.80	65.01	6 4/5	4 1/6
2nd quarter	474,079,058	127.02	79.49	10	5 4/7
1st quarter	512,037,133	176.00	117.50	13 3/4	8 3/4

(1)	As reported by the Santiago Stock Exchange. Pesos per share reflect the nominal price as of the trade date. The price has not been restated in constant pesos.

(2)	As reported by the NYSE. One ADS = 50 Shares
     As of December 31, 2006, there were 55,825,693 ADSs (equivalent to 2,791,284,650 common shares) outstanding. Such ADSs represented at such date 8.6% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.

Trading
     The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 stockholders as of the date of this Report. As of December 31, 2006, 244 companies had shares listed on the Santiago Stock Exchange.
     Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange. In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m., to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m., to 4:30 p.m. on each business day. On days in which auctions are scheduled, there are three times available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.
     There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 156 issues and is divided into five main sectors: banks and finance; farming and forest products; mining; industry and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2006, Enersis and Endesa Chile shares were included in the IPSA.
     Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile. Trading of our shares in the Latibex amounted to approximately 1.9 million units in 2006, which in turn was equivalent to €18 million. The stock closed at €12.08 on the last day of trading in Latibex in 2006.
B. Plan of Distribution.
     Not applicable.
C. Markets.
     See “Item 9. The Offer and Listing —— A. Offer and listing details — Market Price and Volume Information” above.
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
General
     Shareholders’ rights in Chilean companies are governed by company’s by-laws, which effectively serve the purpose of both the articles, or certificate, of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act (Ley de Sociedades Anónimas No. 18,046). In accordance with the Chilean Companies Act, legal actions by shareholders against us to enforce their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.
     The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or SVS) under the Securities Market Law (Ley de Mercado de Valores No. 18,045) and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. On December 20, 2000, Law 19,705 was enacted, introducing important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, director’s committee, stock options and derivative actions. Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless of the number of their shareholders. Enersis is a publicly held limited liability stock company (sociedad anónima abierta).
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

     Any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a director, liquidator, principal executive, chief executive officer or officer of a company whose shares are registered with the SVS must be reported to the SVS and the Chilean stock exchanges.
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
     Law 19,705 introduces a new chapter to the Securities Market Law, establishing a comprehensive regulation on tender offers. The law defines a tender offer as an offer to purchase shares of corporations which publicly offer their shares or securities convertible into shares and which offer is made to shareholders to purchase their shares on conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time. The new provisions apply to both voluntary and mandatory tender offers.
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
     In the Enersis Special Shareholders’ Meeting held on April 11, 2002, an amendment to the corporate objective and purpose of the company was approved to allow Enersis, directly or through its subsidiaries, to participate in the telecommunications business. Other amendments to the aforementioned article of our by-laws were approved to clarify certain aspects of our corporate object and purpose.
Board of Directors
     Our Board of Directors is made up of seven members who may or may not be shareholders of Enersis. Members of the board are elected at the general meeting of shareholders for a period of three years at the end of which they will be re-elected or replaced.
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
     The compensation of the directors is set annually at the general meeting of shareholders. The Chairman is entitled to receive twice the compensation paid, and the Vice Chairman 50% more than that paid, to each director. Thus, the Board of Directors does not have power to vote compensation for themselves or any members of their body.

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
Capitalization
     Under Chilean law, the shareholders of a company, acting at special shareholders’ meeting, have the power to authorize an increase in its capital. When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the subscribed shares have not been paid for. The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction. However, until such shares are sold at the auction, the subscriber continues to have all the rights of a shareholder, except the right to receive dividends and return of capital. Authorized and issued shares, for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which in no case may exceed three years from the date of such meeting, are canceled and are no longer available for issuance.
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
     On March 31, 2003, at a Special Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately $ 2 billion. The capital increase allowed Endesa Spain, acting through a subsidiary, to exercise a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the cancellation of a Ch$ 1.0 trillion (approximately

$ 1.4 billion at the exchange rate applicable at that time) intercompany loan that had previously been granted to Enersis. As required by Chilean law, an independent appraiser valued the loan exclusively for purposes of the capital increase at 86.8% of its par value. Endesa Spain, acting through a subsidiary, subscribed for 59.1% of the new shares at a value of Ch$ 870.5 billion, the appraised value of the loan. Additionally, the capital increase allowed the subscription for 3.7% of the new shares as part of the local bond exchange offer, which took place in between the first and the second pre-emptive rights periods of the capital increase. The total amount of local bonds exchanged was equivalent to approximately Ch$ 54 billion.
     At the same Special Shareholders’ Meeting held on March 31, 2003, the shareholders approved the elimination of the 65% by-laws’ restriction on the maximum shareholding by any party. On March 26, 2004, our shareholders approved a new amendment to our by-laws to reinstate, among other things, the 65% maximum shareholding restriction set forth above.
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
Shareholders’ Meetings and Voting Rights
     An amendment to our by-laws requires the affirmative vote of shareholders holding not less than two-thirds of the shares eligible to vote.
     An ordinary annual meeting of our shareholders is held within the first four months following the end of our fiscal year, generally in March or April. The last ordinary annual meeting was held on March 21, 2006. Special meetings may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. To convene an Special meeting, or an ordinary annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspaper designated by our shareholders is the Santiago edition of El Mercurio. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last special meeting of shareholders was held on March 21, 2006.
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
     Shareholders are entitled to examine the books of the company within the 15-day period before the scheduled shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must be sent an annual report of the company’s activities which includes audited financial statements. Limitations on the distribution of annual reports are established by the SVS in Circular No. 1,108. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the ordinary shareholders’ meetings, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the Board of Directors.
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
     Only shareholders registered as such with Enersis five business days prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual, who need not be a shareholder, as his proxy to attend and vote on his behalf. Proxies for such representation shall be given in writing for all the shares held by the owner. Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.
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
Change of Control
     Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Enersis. Under new Article 54 of the Securities Market Law and Norma de Carácter General No. 104 enacted by the SVS on January 5, 2001, any person who directly or indirectly intends to acquire control of a publicly held limited liability stock company must disclose their intent do so at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.

Acquisition of Shares
     There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares, except for the maximum concentration limit of shares to be held or voted, which currently is set at 65%, and provided for in Articles 5 Bis and 27 Bis of our by-laws.
Right of Dissenting Shareholders to Tender Their Shares
     The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at an special meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.
     “Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who, if absent from such meeting, state in writing their opposition to the respective resolution, within 30 days following the shareholders’ meeting, where the resolution giving rise to the withdrawal right was approved. The price paid to a dissenting shareholder of a publicly held limited liability stock company, the shares of which are quoted and actively traded on one of Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determined that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to date of the shareholders’ meeting which gave rise to the withdrawal right.
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
     With these new rules, the Central Bank effectively concluded a process of gradual deregulation of the foreign exchange market,
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
     Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, non-interest-bearing dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for dollar deposits plus a market spread that currently approximates 4%). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.
Foreign Investment Contract and Chapter XXVI
     In connection with our initial offering of ADSs in 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001 eliminated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. As a result of the elimination of Chapter XXVI, there is no longer assured access to the Formal Exchange Market. However, because the Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto). The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit their shares of common stock into our ADS facility will not have the benefits of our foreign investment contract with the Central Bank but instead will be subject to the normal foreign investment rules.
     The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.
     Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:
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
     The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.
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
     On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, Chapter XXVI required that foreign currency that entered Chile pursuant to Chapter XXVI be converted into pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.
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

Taxation of Shares and ADSs
     Taxation of Cash Dividends and Property Distributions
     Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced. On September 28, 2001, the Chilean corporate tax rate was amended. Until December 31, 2001, the corporate tax rate was 15%. For 2002, the corporate tax rate increased to 16%. For 2003, the corporate tax rate increased to 16.5% and since 2004, it has been 17%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

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
     Other Chilean Taxes
     There are no gifts, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder. There are no Chilean stamps, issue, registration or similar taxes or duties payable by holders of shares or ADSs.
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
     This discussion deals only with our ADSs or shares held by you as capital assets as defined in Section 1221 of the Code and does not address the tax treatment to you, if you are a member of a class of holders subject to special treatment under U.S. federal income tax laws such as:

•	certain financial institutions;

•	a dealer in securities or foreign currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	an insurance company;

•	a tax-exempt entity;

•	a person subject to the alternative minimum tax;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	a person who will hold our ADSs or shares as part of a straddle, hedging transaction, conversion transaction or other integrated transaction;

•	a person that has a principal place of business or “tax home” outside the United States, or a person whose functional currency is not the dollar;

•	a person who acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; and

•	a person owning directly, indirectly or by attribution 10% or more of our capital stock.
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
     Taxation of Distributions
     To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions made with respect to our ADSs or shares, other than certain pro rata distributions of common shares (including amounts withheld by us in respect of Chilean taxes) will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction allowed to corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to non-corporate U.S. Holders in taxable years beginning before January 1, 2009, will be taxable at a maximum rate of 15%. U.S. Holders should consult their own tax advisors regarding the application of this rate in their particular circumstances. The amount of any distribution of property other than cash will be the fair market value of the property on the date of distribution.
     Dividends paid in pesos will be includable in income in a dollar amount calculated by reference to the exchange rate in effect on the date you (or in the case of ADSs, the depositary) actually or constructively receive such dividends, regardless of whether the pesos are in fact converted into dollars at that time. If you hold shares, dividends are treated as received on the date you receive your distribution. If you hold ADSs, that date would be the date on which the Depositary receives the distribution. If items received in pesos are not converted into dollars on the day they are received, you may be required to recognize foreign currency gain or loss (which will be U.S.-source ordinary income or loss, as the case may be) upon a subsequent sale or other disposition of the pesos.
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
     Passive Foreign Investment Company rules
     We believe that we will not be considered a PFIC for United States federal income tax purposes for the 2006 taxable year. We believe that we have never been a PFIC and is unlikely that we will become a PFIC in the foreseeable future. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less-than-25-percent-owned equity investments) from time to time, and it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.
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
Item 11. Quantitative and Qualitative Disclosures About Market Risk
     The Company is exposed to risks from changes in interest rates and foreign exchange rates. These risks are monitored and managed by the company in coordination with Enersis, our parent company. The Company’s board of directors approves risk management policies at all levels.
     The Company does not enter into financial instruments for non-trading or speculative purposes. As a result, the Company’s market risk is limited to trading risks.
Commodity Price Risk
     In our electricity generation business, we are exposed to market risks arising from the volatility of electricity, natural gas and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers.

     The changes in the interconnection business between Argentina and Brazil (described in Item 4.B. Business Overview), produce a null commodity-price sensitivity in Endesa Costanera and CEMSA, and in the case of CIEN, they reduce the amounts involved and the exposure to the spot market until year 2007. All contracts that constitute commodity –price sensitive instruments held as of December 31, 2006 were entered into for trading purposes.
     We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2006 and 2005, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.
     We are exposed to the volatility of coal prices in the Chilean and Colombian market. We manage our exposure to this commodity by entering into short-term contracts with our suppliers. We believe that our exposure to this commodity is immaterial. As of December 31, 2006 and 2005 we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to coal.
     The following tables set forth certain information with respect to electricity price-sensitive instruments issued or held by the Company, as of December 31, 2006, differentiated by power market and company. These electricity price sensitive-instruments are power forward contracts with multiple delivery dates and require physical delivery. Net settlement is not allowed for any of the contracts. Most contracts have optional features in quantities and prices with indexation clauses to factors such as inflation indices and foreign currencies. In the construction of these tables, management makes assumptions using available market data and pricing models. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs and others. These inputs become more difficult to predict and the estimates less precise as the term of the contract increases. As a result, fair values are highly dependent upon the assumptions being used. Intercompany amounts have not been eliminated in the following tables.
CHILE

								Fair Value [in
ENDESA CHILE		2007	2008	2009	2010	Thereafter	Total	U.S.$ millions]

Purchase of Electricity	GWh	720	—	—	—	—	720	(14.52)
Weighted Average Price	U.S.$/MWh	55.97	—	—	—	—
BRAZIL

								Fair Value
								[in U.S.$
CIEN		2007	2008	2009	2010	Thereafter	Total	millions]

Sale of Electricity	GWh	1,392	—	—	—	—	1,392	6.02
Weighted Average Price	U.S.$/MWh	38.16	—	—	—	—	38.16
Purchase of Electricity	GWh	1,392	—	—	—	—	1,392
Weighted Average Price	U.S.$/MWh	33.77	—	—	—	—	33.77

ARGENTINA

Fair Value
[in U.S.$
CEMSA		2007	2008		2009	2010	Thereafter	Total	millions]

Sale of Electricity	GWh	—	—	—		—	—	—	—
Weighted Average Price	U.S.$/MWh	—	—	—		—	—	—	—
Purchase of Electricity	GWh	—	—	—		—	—	—	—
Weighted Average Price	U.S.$/MWh	—	—	—		—	—	—	—
ARGENTINA

									Fair Value
									U.S.$ [in
COSTANERA		2007	2008		2009	2010	Thereafter	Total	millions]

Sale of Electricity	GWh	—	—	—		—	—	—	—
Weighted Average Price	U.S.$/MWh	—	—	—		—	—	—	—
Interest Rate Risk
     Of our total outstanding debt obligations as of December 31, 2006, 29% of such debt bore interest at floating rates compared to 19% in 2005.
     We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.
     As of December 31, 2006, the recorded values of our financial debt for accounting purposes, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are detailed below, according to the date of maturity. Total values do not include interest rate derivatives.

	Contract Terms
As of December 31,	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value (1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$-and UF-denominated	2,461	2,271	2,254	79,425	6,178	117,670	210,259	241,226
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	6.1%	6.1%	5.6%
U.S.$-denominated	91,029	268,215	392,065	44,331	18,160	857,785	1,671,585	1,849,024
Weighted average interest rate	7.7%	7.7%	7.7%	7.7%	7.8%	7.8%	7.7%
Other currencies (2)	73,451	66,669	82,811	67,510	129,931	174,061	594,433	584,264
Weighted average interest rate	5.9%	5.6%	5.4%	5.6%	5.2%	5.8%	5.9%

Variable rate:
Ch$-and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
U.S.$-denominated	28,229	216,059	29,777	54,729	44,537	29,891	403,222	432,646
Weighted average interest rate	5.9%	5.9%	7.2%	6.4%	6.8%	7.3%	5.9%
Other currencies (2)	128,596	102,425	145,355	112,979	100,955	168,383	758,693	833,624
Weighted average interest rate	13.3%	13.2%	12.4%	12.2%	11.9%	11.5%	13.3%
Total	323,765	655,638	652,263	358,974	299,762	1,347,790	3,638,192	3,940,785

(1)	As of December 31, 2006, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.
     By comparison, as of December 31, 2005, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	Contract Terms
								Fair Value
As of December 31,	2006	2007	2008	2009	2010	Thereafter	Total	(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$-and UF-denominated	148,119	2,412	2,221	2,223	77,940	121,532	354,447	389,323
Weighted average interest rate	9.8%	9.7%	9.7%	9.7%	10.1%	—	9.8%	—
U.S.$-denominated	297,661	93,365	290,725	349,942	73,090	806,725	1,911,507	2,064,986
Weighted average interest rate	7.8%	7.8%	7.9%	7.7%	7.9%	—	7.8%	—
Other currencies (2)	119,471	33,355	25,471	39,600	42,705	229,295	489,899	532,429
Weighted average interest rate	10.5%	10.6%	10.9%	11.1%	11.3%	5.0%	10.8%	—

Variable rate:
Ch$-and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
U.S.$-denominated	67,414	13,221	25,879	25,295	28,435	30,508	190,752	191,304
Weighted average interest rate	5.6%	5.7%	5.4%	4.8%	4.6%	—	5.5%	—
Other currencies (2)	87,593	74,793	100,072	108,064	61,276	33,071	464,869	482,830
Weighted average interest rate	19.0%	14.7%	13.4%	12.2%	12.4%	18.2%	16.1%	—

Total	720,258	217,147	444,368	525,125	283,446	1,221,131	3,411,474	3,660,873

(1)	As of December 31, 2005, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.
Foreign Currency Risk
     We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the dollar. This risk is mitigated, as a substantial portion of our revenues is linked to the dollar either directly or indirectly. Additionally, we manage this risk through the use of dollar/UF exchange currency swaps and dollar/peso forward foreign exchange contracts. As of December 31, 2006, Enersis’ total consolidated indebtedness reached $ 7 billion, which includes the effect of currency hedging instruments. From this amount, $ 3,121 million, or 45%, was denominated in dollars. For the twelve-month period ended December 31, 2006, our revenues amounted to $ 8,299 million of which $ 448 million, or 5%, were denominated in dollars, and $ 1,407 million, or 17%, were linked in some way to the dollar. In the aggregate, 22% of our revenues were either in dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of $ 1,649 million was revenues in pesos, which represents 20% of our 2006 revenues. The revenue figures discussed in this context are all prior to consolidation adjustments.
     Prior to our acquisition of a controlling interest in Endesa Chile, we did not manage foreign exchange rate risk. This risk management became active in 1999 due to the instability of the peso and the change in the trend in which the UF, began to devaluate against the dollar. Moreover, during 2004, we changed our corporate currency risk policy from a pure accounting hedge to a cash flow hedge. This policy takes the level of operating income of each country that is indexed to the United States dollar and seeks to hedge them with liabilities in the same currency.

     In addition, our currency risk policy determines a maximum level of consolidated accounting mismatch. We manage that accounting risk through short-term hedging instruments until the difference between assets and liabilities in dollars returns to levels below the maximum permitted.
     Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the dollar and the peso, due to the application of BT 64. For further detail, please see “Item 5. Operating and Financial Review and Prospects – A. Operating results – Technical Bulletin No 64”).
     Foreign currency gains and losses are included in the results from operations for the period together with price-level restatement.
     As of December 31, 2006, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
U.S.$-denominated	91,029	268,215	392,065	44,331	18,160	857,785	1,671,585	1,849,024
Other currencies (2)	73,451	66,669	82,811	67,510	129,931	174,061	594,433	584,264
Variable rate:
U.S.$-denominated	28,229	216,059	29,777	54,729	44,537	29,891	403,222	432,646
Other currencies (2)	128,596	102,425	145,355	112,979	100,955	168,383	758,693	833,624

Other instruments (3)
U.S.$-denominated assets	81,683	90,524	2,049	—	—	—	174,256	174,256
Assets in other currencies (2)	1,320,719	55,508	19,110	8,464	9,535	42,813	1,456,149	1,456,149
Forward contracts (receive U.S.$/Pay Ch$) (1)	—	—	—	—	—	—	—	—
Swap contracts (receive U.S.$/Pay Ch$)	—	66,549	—	—	—	319,434	385,983	-142,193
Other foreign currency derivatives (2)	—	1,314	—	—	—	26,620	27,934	-4,219

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch$ 532.39 = $ 1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, Brazilian real, the Colombian pesos, Peruvian soles, Argentine and Chilean pesos.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.
     As of December 31, 2005, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
								Fair
As of December 31,	2006	2007	2008	2009	2010	Thereafter	Total	Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
U.S.$-denominated	297,661	93,365	290,725	349,942	73,090	806,725	1,911,507	2,064,986
Other currencies (2)	119,471	33,355	25,471	39,600	42,705	229,295	489,899	532,429

Variable rate:
U.S.$-denominated	67,414	13,221	25,879	25,295	28,435	30,508	190,752	191,304
Other currencies (2)	87,593	74,793	100,072	108,064	61,276	33,071	464,869	482,830
Other instruments (3)
U.S.$-denominated assets	58,790	91,879	—	—	—	—	150,669	150,669
Assets in other currencies (2)	817,996	48,443	34,450	16,976	13,450	19,230	950,545	950,545
Forward contracts (receive U.S.$/Pay Ch$) (1)	—	—	—	—	—	—	—	—
Swap contracts (receive U.S.$/Pay Ch$)	102,500	5,125	1,951	—	6,253	307,500	423,329	(123,385)
Other foreign currency derivatives (2)	43,695	8,547	—	30,750	20,500	—	103,492	(107)

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2005, which was Ch$ 512.5 = $ 1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.
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
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.

Item 15. Controls and Procedures
(a) Disclosure Controls and Procedures
     The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” for the year ended December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
(b) Management’s Annual Report on Internal Control Over Financial Reporting
     Enersis’ Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.
     Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements. It can only provide reasonable assurance regarding financial statement preparation and presentation. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the polices or procedures may deteriorate over time.
     Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Enersis’ Management has concluded that as of December 31, 2006, the Company’s internal control over financial reporting was effective.
     Management’s assessment, as well as the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche Sociedad de Auditores y Consultores Ltda., an independent registered public accounting firm, as stated in their report, which is included under “Item 18. Financial Statements.”
(c) Changes in internal control
     There were no changes in the Company’s internal control over financial reporting that occurred during 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
     On March 29, 2006, the Board of Directors determined that Rafael Español is an audit committee financial expert as defined under Item 16A of Form 20-F, is serving on the audit committee and is an independent member of the Audit Committee.
Item 16B. Code of Ethics
     The standards of ethical conduct at Enersis are governed by means of two corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo) and the Internal Regulations on Conduct in Securities Markets.
     The Charter Governing Executives, approved as a corporate statute, was adopted by the Board of Directors in May 2003 and is applicable to all managers contractually related to Enersis, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company, and to all senior management controlled subsidiaries in which Enersis is the majority shareholder, both in Chile and internationally. The objective of this statute is to establish standards for the governance of our management’s actions.
     The Internal Regulations on Conduct in Securities Markets, adopted by Enersis’ Board of Directors in January 2002, sets the criteria to be followed in market operations in order to make our behavior in the market more transparent and to protect market investors. It is applicable to members of the Board of Directors, the senior executives and the executives and employees of Enersis determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.
     A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:
ENERSIS S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682
     During fiscal year 2006, there have been no amendments to any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets.
     No waivers from any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2006.
Item 16C. Principal Accountant Fees and Services
     The following table provides information on the aggregate fees billed by our principal accountants, Deloitte, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for periods indicated.

Services
Rendered	2005	2006
	(millions of U.S.$)
Audit Fees	1.7	3.7
Audit-Related Fees (1)	0.3	0.2
Tax Fees (2)	0.1	0.1
All Other Fees (3)	0.2	0.1

Total	2.3	4.1

(1)	In 2006, includes fees paid for assistance services rendered in relation with Enersis’ readiness plan to comply with Sarbanes-Oxley’s section 404 requirements (USD 122,200), and other audit-related services (USD 47,380).

(2)	In 2006, includes fees paid for tax consultancy work in Argentina, Colombia and Chile (USD 56,250; USD 50,288; and USD 10,158 respectively). In 2005, includes fees paid for tax consultancy work in Argentina and Chile (amounted to USD 49,567; and USD 16,531, respectively).

(3)	In 2006, includes fees for collaboration in a rules and procedures program project (USD 80,000), and other minor services in Perú and Chile (USD 31,062). In 2005, includes fees for: collaboration in a rules and procedures program project (USD 134,987); collaboration in a commercial procedures identification project (USD 60,500) and other minor services (USD 45,696).
     The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared for our parent company, ENDESA, S.A., in accordance with IFRS.
     Audit committee Pre-Approval Policies and Procedures
     Enersis’ external auditors are appointed by its shareholders at the annual shareholders’ meeting. Similarly, the shareholders of our subsidiaries located in countries where applicable law and regulation so establishes, appoint such subsidiaries’ external auditors. The Audit Committee submits a proposal to the Board of Directors and to the Shareholder Meeting for the appointment of the external auditors.
     The Audit Committee manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.
     The Audit Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services. The professional services covered by such policy include audit and non-audit services provided to Enersis or any of our subsidiaries reflected in agreements since July 2005.
     Fees payable in connection with recurring audit services are pre-approved by the Audit Committee and then approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the corporative audit department, are submitted to the Audit Committee for its pre-approval or denial.
     The pre-approval policy established by the Audit and Control Committee for non-audit services is as follows:
▪	The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

▪	At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

▪	Finally, the proposal is submitted to the Audit and Control Committee for approval or denial.

     All services described in footnotes (1), (2) and (3) to the table above were approved in line with the procedure described immediately above since July 2005.
     In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit and Control Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.
Item 16D. Exemptions from Listing Requirements for Audit Committees
     Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons
     Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2006.

PART III
Item 17.Financial Statements
     None.
Item 18.Financial Statements

Report of Independent Accountants:	Page:
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Independent Registered Accounting Firm – ENERSIS S.A. 2004, 2005 and 2006	F-1
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Independent Registered Accounting Firm – ENERSIS S.A. Internal Control over Financial Reporting as of December 31, 2006	F-3
Report of Ernst & Young Ltda. – Endesa Chile S.A. 2004, 2005 and 2006	F-5
Report of Ernst & Young Ltda. – Endesa Chile S.A. Internal Control over Financial Reporting as of December 31, 2006	F-6
Report of Deloitte & Touche Ltda. – Central Hidroeléctrica de Betania S.A. E.S.P. 2004, 2005 and 2006	F-8
Report of Deloitte & Touche Co. S.R.L. – Endesa Argentina S.A. 2004, 2005 and 2006	F-9
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. – Endesa Brasil S.A. 2005 and 2006	F-10
Report of Independent Registered Public Accounting Firm – Centrais Elétricas Cachoeira Dourada S.A. 2005	F-11
Report of Independent Registered Public Accounting Firm – Central Geradora Termelétrica Fortaleza S.A. 2005	F-12
Report of Independent Registered Public Accounting Firm – CIEN – Companhia de Interconexao Energética 2005	F-13
Report of Independent Registered Public Accounting Firm – Centrais Elétricas Cachoeira Dourada S.A. 2006	F-14
Report of Independent Registered Public Accounting Firm – Central Geradora Termelétrica Fortaleza S.A. 2006	F-15
Report of Independent Registered Public Accounting Firm – CIEN – Companhia de Interconexao Energética 2006	F-16
Report of Deloitte & Touche Co. S.R.L. – Transportadora de Energía S.A. 2006	F-18
Report of Deloitte & Touche Co. S.R.L. – Compañía de Transmisión del Mercosur S.A. 2006	F-19

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-20
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-22
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-23
Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2004, 2005 and 2006	F-24
Notes to the Consolidated Financial Statements	F-25

SCHEDULE I Financial Statements of Enersis Parent Company	F-173
Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended.

1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).

4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and ENERSIS S.A. (Spanish version).*

4.2	Assignment of Rights Contract, dated January 27, 2004 between Endesa Internacional S.A. and ENERSIS S.A. (English version).*

8.1	List of Subsidiaries as of December 31, 2006.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

*	Incorporated by reference to ENERSIS S.A. Annual Report on From 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.
     We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of ENERSIS S.A.

SIGNATURES
     The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual Report on its behalf.
     Date: May 14, 2007

ENERSIS S.A.
By:	/s/ Ignacio Antoñanzas A.
	Name:	Ignacio Antoñanzas A.
	Title:	Chief Executive Officer

ENERSIS S.A. and Subsidiaries
Index to the Audited Consolidated Financial Statements

Report of Independent Accountants:
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Independent Registered Accounting Firm – ENERSIS S.A. 2004, 2005 and 2006	F-1
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. Independent Registered Accounting Firm – ENERSIS S.A. Internal Control over Financial Reporting as of December 31, 2006	F-3
Report of Ernst & Young Ltda. – Endesa Chile S.A. 2004, 2005 and 2006	F-5
Report of Ernst & Young Ltda. – Endesa Chile S.A. Internal Control over Financial Reporting as of December 31, 2006	F-6
Report of Deloitte & Touche Ltda. – Central Hidroeléctrica de Betania S.A. E.S.P. 2004, 2005 and 2006	F-8
Report of Deloitte & Touche Co. S.R.L. – Endesa Argentina S.A. 2004, 2005 and 2006	F-9
Report of Deloitte & Touche Sociedad de Auditores y Consultores Ltda. – Endesa Brasil S.A. 2005 and 2006	F-10
Report of Independent Registered Public Accounting Firm – Centrais Elétricas Cachoeira Dourada S.A. 2005	F-11
Report of Independent Registered Public Accounting Firm – Central Geradora Termelétrica Fortaleza S.A. 2005	F-12
Report of Independent Registered Public Accounting Firm – CIEN – Companhia de Interconexao Energética 2005	F-13
Report of Independent Registered Public Accounting Firm – Centrais Elétricas Cachoeira Dourada S.A. 2006	F-14
Report of Independent Registered Public Accounting Firm – Central Geradora Termelétrica Fortaleza S.A. 2006	F-15
Report of Independent Registered Public Accounting Firm – CIEN – Companhia de Interconexao Energética 2006	F-16
Report of Deloitte & Touche Co. S.R.L. – Transportadora de Energía S.A. 2006	F-18
Report of Deloitte & Touche Co. S.R.L. – Compañía de Transmisión del Mercosur S.A. 2006	F-19

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2005 and 2006	F-20
Consolidated Statements of Income for the years ended December 31, 2004, 2005 and 2006	F-22
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006	F-23
Consolidated Statements of Changes in Shareholder’s Equity for the years ended December 31, 2004, 2005 and 2006	F-24
Notes to the Consolidated Financial Statements	F-25

SCHEDULE I Financial Statements of Enersis Parent Company	F-173

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (See Note 2 (c)).
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of United States dollars
Application of Constant Chilean Pesos
The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2006 purchasing power.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
Report of Independent Registered Accounting Firm
To the Shareholders of Enersis S.A.:
We have audited the accompanying consolidated balance sheets of Enersis S.A. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 (expressed in constant Chilean pesos). Our audits also included the financial statement schedule listed in the index to Item 18. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary) and certain of its consolidated subsidiaries and certain of its equity method investees (hereinafter collectively referred to as the “Companies”), which statements reflect total assets constituting 29.93% and 35.90% of consolidated total assets at December 31, 2005 and 2006, respectively, and total revenues constituting 23.72%, 22.00% and 23.04% of consolidated total revenues for the years ended December 31, 2004, 2005 and 2006, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 36, these financial statements reflect total shareholders’ equity constituting 21.22% and 58% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005 and 2006, respectively, and total net income constituting 33.72%, 44.98% and 7% of consolidated U.S. GAAP basis net income for the years ended December 31, 2004, 2005 and 2006, respectively. Such financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for the Companies, is based solely on the reports of such other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Chile. Also, in our opinion and (as to the amounts included for the Companies which we did not audit as discussed in the first paragraph herein) the reports of other auditors, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Una firma miembro de
Deloitte Touche Tohmastu

Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 36 to the consolidated financial statements.
Our audits also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting based on our audits and the report of the other auditors.
/s/ Deloitte
Santiago, Chile
April 13, 2007

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Enersis S.A.
We have audited management’s assessment, included in the accompanying Form 20- F, that Enersis S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ( the COSO criteria ). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad, S.A. and certain subsidiaries (collectively hereinafter referred to as “Empresa Nacional de Electricidad, S.A.”), whose financial statements reflect total assets and revenues constituting 35.90 and 23.04 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2006. The effectiveness of Empresa Nacional de Electricidad, S.A.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinions, insofar as it relates to the effectiveness of Empresa Nacional de Electricidad, S.A.’s internal control over financial reporting, are based solely on the report of the other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Una firma miembro de
Deloitte Touche Tohmastu

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, based on our audit and the report of the other auditors, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also, in our opinion based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006, of the Company and our report dated April 13, 2007, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule based on our audit and the report of the other auditors.
/s/ Deloitte
Santiago, Chile
April 13, 2007

▪ Huérfanos 770, 5° Piso Santiago, Chile	▪ Teléfono : (56-2) 676 1000 Fax : (56-2) 676 1010 Casilla : 2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited the accompanying consolidated balance sheets of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule listed in the index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 40.89 percent and 36.91 percent as of December 31, 2005 and 2006, respectively, and total revenues representing of 38.78 percent, 37.39 percent and 38.08 percent for each of the three years in the period ended December 31, 2006, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 7.7 percent and 8.04 percent of total consolidated assets as of December 31, 2005 and 2006, respectively, and the equity in their net results represented 0.74 percent, 11.7 percent and 19.63 percent of the consolidated net income for each of the three years in the period ended December 31, 2006, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements). Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2007 expressed an unqualified opinion thereon.
/s/ Ernst & Young
ERNST & YOUNG LTDA.
Santiago, Chile
April 13, 2007
Firma miembro de Ernst & Young Global

▪ Huérfanos 770, 5° Piso Santiago, Chile	▪ Teléfono : (56-2) 676 1000 Fax : (56-2) 676 1010 Casilla : 2823
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of
Empresa Nacional De Electricidad S.A. and subsidiaries:
We have audited management’s assessment, included in the accompanying Form 20-F, that Empresa Nacional De Electricidad S.A. and subsidiaries (“Endesa-Chile” or “the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Endesa-Chile maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
Firma miembro de Ernst & Young Global

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endesa-Chile as of December 31, 2005 and 2006, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 and our report dated April 13, 2007, expressed an unqualified opinion thereon.
/s/ Ernst & Young
ERNST & YOUNG LTDA.
Santiago, Chile
April 13, 2007
Firma miembro de Ernst & Young Global

Deloitte & Touche Ltda.
Cra. 7 N° 74 - 09
A.A. 075874
Nit. 860.005.813-4
Bogotá D.C.
Colombia

Tel +57(1) 5461810 - 5461815
Fax +57(1)2178088
www.deloitte.com.co
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Central Hidroeléctrica de Bctania S.A. E.S.P. and subsidiaries:
We have audited the consolidated balance sheets of Central Hidroeléctrica de Betania S.A.E.S.P. and subsidiaries (the “Company”) as of December 31, 2005 and 2006 and the related consolidated statements of income and cash flows for the three years in the period ended December 31, 2006, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Central Hidroeléctrica de Betania S.A. E.S.P. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2005 and 2006 to the extent summarized in Note 27.
/s/ Carlos Eduardo Tovar
Carlos Eduardo Tovar
Bogotá, Colombia, March 7, 2007
DELOITTE & TOUCHE LTDA.

Auditoría. Impuestos. Consultoría Finanzas Corporativas.	Una firma membro de Deloitte Touche Tohmatsu

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Endesa Argentina S.A.:
We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 and 2005, to the extent summarized in Note 37.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, March 7, 2007

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Endesa Brasil S.A.:
We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and Subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively (expressed in constant Chilean pesos) (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively of certain of its consolidated subsidiaries (hereinafter referred to as the “Companies”), which statements reflect total assets constituting 35.95% and 34.46 % of consolidated total assets at December 31, 2005 and 2006 and total revenues of 9.92% and 27.21% of consolidated total revenues for the respective three month period ended December 31, 2005 and the year ended December 31, 2006. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 48.04% and 57.60% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2005, and 2006 and total net income constituting 12.25% and 74.94%, of consolidated U.S. GAAP basis net income for the three month period ended December 31, 2005 and the year ended December 31, 2006. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2005 and 2006, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period ended December 31, 2005 and the year ended December 31, 2006, respectively, in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from U.S. GAAP. The application of the latter would have affected the determination of net income for the three month period ended December 31, 2005 and the year ended December 31, 2006, and the determination of shareholders’ equity as of December 31, 2005 and 2006, to the extent summarized in Note 24 to the consolidated financial statements.
/s/ Deloitte
Santiago, Chile
March 9, 2007

Una firma miembro de
Deloitte Touche Tohmatsu

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada S.A. — CDSA
We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada S.A. — CDSA (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada S.A. — CDSA as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza — CGTF
We have audited the accompanying balance sheet of Central Geradora Termelétrica Fortaleza — CGTF (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza — CGTF as of December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

]

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN-Companhia de Interconexão Energética
We have audited the accompanying balance sheet of CIEN-Companhia de Interconexão Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CIEN-Companhia de Interconeãao Energética at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada — CDSA
We have audited the accompanying balance sheet of Centrais Elétricas Cachoeira Dourada — CDSA (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada — CDSA as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza — CGTF
We have audited the accompanying balance sheet of Central Geradora Termelétrica Fortaleza — CGTF (the “Company”) as of December 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termeletrica Fortaleza — CGTF as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 22 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

▪ Praia de Botafogo, 300 - 13° andar 22250-040 — Rio de Janeiro, RJ, Brasil	▪ Fone: (55) (21) 2109-1400 Fax: (55) (21) 2109-1600 www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN — Companhia de Interconexao Energetica
We have audited the accompanying consolidated balance sheet of CIEN — Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets and total revenues representing 13% and 6% as of December 31, 2006, and for the year then ended, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energia S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, is based solely on the reports of the other auditors.
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

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN — Companhia de Interconexão Energética and its subsidiaries at December 31, 2006, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, February 2, 2007
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Transportadora de Energía S.A.:
We have audited the balance sheet of Transportadora de Energía S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 22.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, February 1, 2007

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
de Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Compañía de Transmisión del Mercosur S.A.:
We have audited the balance sheet of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2006 and the statements of operations and cash flows for the year in the period ended December 31, 2006 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2006, and the results of their operations and their cash flows for the year in the period ended December 31, 2006 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the year in the period ended December 31, 2006 and the determination of shareholders’ equity at December 31, 2006 to the extent summarized in Note 19.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, February 1, 2007

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2006 and thousands of US dollars)

	As of December 31,
	2005	2006	2006
	ThCh$	ThCh$	ThUS$
ASSETS
CURRENT ASSETS
Cash	72,873,740	99,794,219	187,446
Time deposits	265,352,164	282,125,166	529,922
Marketable securities	5,421,998	9,113,927	17,119
Accounts receivable, net	648,182,799	839,114,373	1,576,127
Notes receivable, net	3,643,961	7,468,202	14,028
Other accounts receivable, net	64,188,527	102,348,625	192,244
Amounts due from related companies	11,519,571	13,564,970	25,479
Inventories	72,098,351	65,908,585	123,798
Income taxes recoverable	51,785,668	42,272,428	79,401
Prepaid expenses	35,854,421	51,443,419	96,627
Deferred taxes	55,124,100	61,556,350	115,623
Other current assets	42,770,237	66,656,313	125,202

Total current assets	1,328,815,537	1,641,366,577	3,083,016

PROPERTY, PLANT AND EQUIPMENT
Land	129,843,148	132,604,494	249,074
Buildings and infrastructure and works in progress	10,561,484,247	10,935,962,744	20,541,263
Machinery and equipment	1,757,852,219	1,987,188,305	3,732,580
Other plant and equipment	438,828,494	607,486,494	1,141,055
Technical appraisal	183,406,562	186,062,190	349,485
Accumulated depreciation	(5,264,657,883)	(5,761,866,828)	(10,822,643)

Total property, plant and equipment, net	7,806,756,787	8,087,437,399	15,190,814

OTHER ASSETS
Investments in related companies	100,968,106	115,267,451	216,509
Investments in other companies	41,511,402	24,091,667	45,252
Goodwill, net	716,131,962	655,061,997	1,230,418
Negative goodwill, net	(37,460,588)	(37,016,317)	(69,529)
Long-term receivables	144,623,436	137,479,691	258,231
Amounts due from related companies	91,713,359	90,523,990	170,033
Deferred taxes	—	12,249,242	23,008
Intangibles	83,533,722	90,759,417	170,476
Accumulated amortization	(49,440,338)	(54,801,394)	(102,935)
Other assets	253,851,127	299,989,563	563,477

Total other assets	1,345,432,188	1,333,605,307	2,504,940

TOTAL ASSETS	10,481,004,512	11,062,409,283	20,778,770

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2006 and thousands of US dollars)

	As of December 31,
	2005	2006	2006
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	112,817,457	134,258,949	252,182
Current portion of long-term debt due to banks and financial institutions	120,043,940	98,481,794	184,981
Current portion of bonds payable	526,349,244	113,207,598	212,640
Current portion of long-term notes payable	30,733,269	34,022,985	63,906
Dividends payable	17,868,511	74,686,578	140,285
Accounts payable	289,487,672	369,730,359	694,473
Short-term notes payable	14,664,751	15,726,703	29,540
Miscellaneous payables	86,510,753	111,387,344	209,221
Amounts payable to related companies	48,465,331	29,862,520	56,091
Accrued expenses	75,536,120	79,350,634	149,046
Withholdings	75,497,909	99,986,616	187,807
Income taxes payable	68,101,613	142,911,425	268,434
Deferred income	4,157,316	5,020,454	9,430
Other current liabilities	49,901,747	90,851,517	170,648

Total current liabilities	1,520,135,633	1,399,485,476	2,628,684

LONG-TERM LIABILITIES:
Due to banks and financial institutions	565,455,648	905,942,537	1,701,652
Bonds payable	2,044,245,014	2,195,520,795	4,123,896
Long-term notes payable	107,816,634	112,388,525	211,102
Accounts payable	48,841,187	153,786,083	288,860
Amounts payable to related companies	13,520,056	11,250,360	21,132
Accrued expenses	408,707,679	324,947,002	610,355
Deferred income taxes	87,433,198	—	—
Other long-term liabilities	175,623,314	219,243,648	411,810

Total long-term liabilities	3,451,642,730	3,923,078,950	7,368,807

MINORITY INTEREST	2,858,841,421	2,869,962,948	5,390,715

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	2,415,284,412	2,415,284,412	4,536,683
Additional paid-in capital	172,124,214	172,124,214	323,304
Other reserves	(241,698,626)	(238,342,306)	(447,684)
Retained earnings	235,229,509	271,279,769	509,551
Net income (loss) for the year	69,445,219	285,960,366	537,127
Provisional dividends	—	(36,242,795)	(68,076)
Deficit of subsidiaries in development stage	—	(181,751)	(341)

Total shareholders’ equity	2,650,384,728	2,869,881,909	5,390,564

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,481,004,512	11,062,409,283	20,778,770

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2006 and thousands of US dollars)

	For the years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	2,888,255,347	3,293,142,666	3,892,064,732	7,310,552
COST OF SALES	(2,009,541,485)	(2,234,185,846)	(2,594,444,056)	(4,873,202)

GROSS PROFIT	878,713,862	1,058,956,820	1,297,620,676	2,437,350

ADMINISTRATIVE AND SELLING EXPENSES	(187,015,996)	(230,312,754)	(229,578,225)	(431,222)

OPERATING INCOME	691,697,866	828,644,066	1,068,042,451	2,006,128

NON-OPERATING INCOME AND EXPENSE:
Interest income	76,155,577	87,944,510	124,791,200	234,398
Equity in income of related companies	32,945,467	14,767,445	5,164,292	9,700
Other non-operating income	120,210,627	72,463,652	110,552,625	207,653
Equity in loss of related companies	(723)	(7,879,946)	(125,352)	(235)
Amortization of goodwill	(56,274,016)	(56,344,563)	(55,908,079)	(105,013)
Interest expense	(380,690,839)	(358,032,727)	(390,708,744)	(733,877)
Other non-operating expenses	(217,575,137)	(161,394,104)	(209,276,211)	(393,088)
Price-level restatement, net	(821,748)	(5,048,829)	1,216,801	2,286
Exchange difference, net	15,238,858	(6,373,029)	5,327,511	10,007

NON-OPERATING EXPENSE, NET	(410,811,934)	(419,897,591)	(408,965,957)	(768,169)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	280,885,932	408,746,475	659,076,494	1,237,959

INCOME TAXES	(145,167,711)	(182,050,674)	(109,407,874)	(205,503)

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	135,718,221	226,695,801	549,668,620	1,032,456

MINORITY INTEREST	(106,946,525)	(173,072,574)	(269,785,811)	(506,745)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	28,771,696	53,623,227	279,882,809	525,711

AMORTIZATION OF NEGATIVE GOODWILL	18,094,928	15,821,992	6,077,557	11,416

NET INCOME FOR THE YEAR	46,866,624	69,445,219	285,960,366	537,127

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2006 and thousands of US dollars)

	For the years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
Net income for the year	46,866,624	69,445,219	285,960,366	537,127

GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	(6,995,594)	1,110,490	(18,572,796)	(34,886)
Losses (gain) on sale of other assets	(241,023)	(269,833)	(270,919)	(509)

Charges (credits) to income which do not represent cash flows:
Depreciation	401,409,058	375,344,080	414,616,755	778,784
Amortization of intangibles	7,194,188	8,486,578	7,859,387	14,762
Write-offs and accrued expenses	40,597,247	56,939,695	26,064,041	48,957
Equity in income of related companies	(32,945,467)	(14,767,445)	(5,164,292)	(9,700)
Equity in loss of related companies	723	7,879,946	125,352	235
Amortization of goodwill	56,274,016	56,344,563	55,908,079	105,013
Amortization of negative goodwill	(18,094,928)	(15,821,992)	(6,077,557)	(11,416)
Price-level restatement, net	821,748	5,048,829	(1,216,801)	(2,286)
Exchange difference, net	(15,238,858)	6,373,029	(5,327,511)	(10,007)
Other credits to income which do not represent cash flows	(16,357,226)	(27,093,600)	(15,191,289)	(28,534)
Other charges to income which do not represent cash flows	117,561,117	87,537,535	68,810,643	129,249

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	(25,569,613)	(79,262,927)	(180,592,346)	(339,211)
Decrease (increase) in inventory	(7,387,130)	(20,295,362)	4,666,559	8,765
Decrease (increase) in other assets	(7,980,038)	27,645,253	(97,172,086)	(182,520)

Changes in liabilities which affect operating cash flows:
Increase (decrease) in acounts payable associated with operating results	(9,998,484)	18,135,149	146,132,574	274,484
Increase (decrease) in interest payable	49,103,197	36,917,739	27,925,255	52,453
Increase (decrease) in income tax payable	40,251,489	45,716,876	(30,613,805)	(57,503)
Increase (decrease) in other accounts payable associated with operating results	(69,127,491)	42,469,679	(36,931,047)	(69,368)
Net (increase) in value added tax and other similar taxes payable	(3,391,049)	(23,807,971)	(48,316,033)	(90,753)
Income attributable to minority interest	106,946,525	173,072,574	269,785,811	506,745

Net cash flows provided by operating activities	653,699,031	837,148,104	862,408,340	1,619,881

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	875,511,455	409,207,785	1,274,208,005	2,393,373
Proceeds from bond issuances	347,705,622	170,583,174	166,644,978	313,013
Other sources of financing	24,097,631	691,355	—	—
Distribution of capital in subsidiary	(22,394,932)	(281,707,042)	(85,522,851)	(160,639)
Dividends paid	(102,616,257)	(123,960,197)	(178,608,453)	(335,484)
Payment of debt	(1,260,109,736)	(804,952,563)	(989,096,582)	(1,857,842)
Payment of bonds	(23,387,507)	(112,873,490)	(468,853,343)	(880,658)
Payment of loans obtained from related companies	—	(2,633,414)	(8,077,906)	(15,173)
Payment of bond issuance costs	(2,499,972)	(916,513)	(500,059)	(939)
Other disbursements for financing	(36,353,612)	(17,700,359)	(7,283,652)	(13,681)

Net cash used in financing activities	(200,047,308)	(764,261,264)	(297,089,863)	(558,030)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	16,434,913	6,221,648	44,550,554	83,680
Sales of investment in related companies	2,705,467	1,703,530	49,394	93
Payments received from notes receivable from related companies	16,178,084	8,038,327	2,790,737	5,242
Other receipts from investments	42,917,773	7,242,722	1,912,389	3,592
Liquidation of subsidiary (see Note 11 e))	—	—	(4,120,940)	(7,740)
Additions to property, plant and equipment	(281,293,658)	(324,115,605)	(517,768,346)	(972,536)
Long-term investments in related companies	(363,825)	(33,837,526)	(22,550,433)	(42,357)
Other investment disbursements	(1,683,540)	(2,920,172)	(12,544,075)	(23,562)

Net cash used in investing activities	(205,104,786)	(337,667,076)	(507,680,720)	(953,588)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE PERIOD	248,546,937	(264,780,236)	57,637,757	108,263

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(28,574,426)	(21,406,173)	14,578,723	27,383

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	219,972,511	(286,186,409)	72,216,480	135,646

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	358,871,064	578,843,575	367,873,902	690,986

Additional cash resulting from creation of Endesa Brasil (see note 11 l))	—	75,216,736	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	578,843,575	367,873,902	440,090,382	826,632

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of		Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	Interim	for
	capital	capital	reserves	earnings	development stage	dividends	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	—	12,467,863	2,548,391,890
Capital increase	—	(563,714)	—	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	—	(12,467,863)	—
Changes in equity of affiliates	—	—	(4,435,524)	—	—	—	—	(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	—	(103,832,123)
Reserve Technical Bulletin No, 72	—	—	11,992,130	—	—	—	—	11,992,130
Price-level restatement	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	—	63,692,887
Net income for the year	—	—	—	—	—		44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142

As of December 31, 2004 (1)	2,415,284,412	172,124,214	(129,669,244)	205,604,769	(2,828,084)	—	46,866,624	2,707,382,691

As of January 1, 2005	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	—	(44,307,596)	—
Changes in equity of affiliates	—	—	(5,851,418)	—	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	—	(97,676,664)
Reserve Technical Bulletin No, 72	—	—	(6,197,072)	—	—	—	—	(6,197,072)
Price-level restatement	82,202,548	5,858,130	(4,413,203)	7,979,618	—	—	—	91,627,093
Net income for the year	—	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,951	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,429

As of December 31, 2005(1)	2,415,284,412	172,124,214	(241,698,626)	235,229,509	—	—	69,445,219	2,650,384,728

As of January 1, 2006	2,365,606,672	168,583,951	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,429
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Investment equity variations	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend 2005	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Cumulative translation adjustment	—	—	(825,381)	—	—	—	—	(825,381)
Reserve Technical Bulletin No, 72	—	—	14,766,794	—	—	—	—	14,766,794
Price-level restatement	49,677,740	3,540,263	(4,971,275)	5,522,778	—	—	—	53,769,506
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,214	(238,342,306)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (2)	4,536,683	323,304	(447,684)	509,551	(341)	(68,076)	537,127	5,390,564

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2006.

(2)	Expressed in thousands of US$ as of December 31, 2006
The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2006, except as stated)
As of and for the years ended December 31, 2004, 2005 and 2006
Note 1. Description of Business
Enersis S.A. (the “Company”) is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendency of Securities and Insurance (the “SVS”). The Company issued publicly registered American Depositary Receipts in 1993 and 1996. Enersis S.A. is a reporting company under the United States Securities and Exchange Act of 1934.
The Company’s subsidiaries, Chilectra S.A. (“Chilectra”), Chilectra S.A. (formerly Elesur S.A.) and Empresa Nacional de Electricidad S.A. (“Endesa Chile”) are registered in the Securities Register under No.0321, 0931 and 0114, respectively.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(ii)	Reclassifications — For purposes of comparison, the following reclassifications were made in the 2004 and 2005 financial statements:

2004 Statement of operations reclassifications
From		To
	ThCh$		ThCh$
Other non-operating income	(17,514,843)	Operating income	17,514,843
Other non-operating expenses	(1,229,815)	Operating income	1,229,815

2005 Balance sheet reclassifications
From		To
	ThCh$		ThCh$
Accounts receivable	(5,683,903)	Due from related companies	5,683,903
Prepaid expenses	(1,451,226)	Other current assets	1,451,226
Long-term accrued expenses	6,631,306	Long-term liabilities	(6,631,306)
Technical appraisal	(368,441,249)	Land	4,158,060
		Building and infrastructure	265,229,615
		Machinery and equipment	98,857,837
		Other fixed assets	258,978
Withholdings	(12,086,774)	Other assets	12,023,533

2005 Statement of operations reclassifications
From		To
	ThCh$		ThCh$
Interest income	(6,814,406)	Sales	9,813,406
Other non-operating income	(2,999,000)
Other non-operating expenses	683,018	Cost of sales	(3,106,694)
Interest expenses	2,731,475	Administrative and selling expenses	(307,799)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(iii)	The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

	Percentage participation in voting rights as of December 31,
	2004		2005		2006
Company	Economic	Voting	Economic	Voting	Economic	Voting

Chilectra S.A. (1)	98.24	98.24	98.24	98.24	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Endesa Chile S.A.	59.98	59.98	59.98	59.98	59.98	59.98
Chilectra S.A. ( former Elesur) (1)	100.00	100.00	100.00	100.00	99.09	99.09
Enersis Internacional Ltda. (5)	100.00	100.00	100.00	100.00	—	—
Inversiones Distrilima S.A.	55.68	68.39	55.68	68.39	55.91	68.39
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.88	65.09	65.88	65.39	65.88
Codensa S.A. (2)	21.66	25.71	21.66	25.71	21.73	25.71
Investluz (3)	55.13	62.45	59.45	100.00	59.51	100.00
Ampla Energía e Serviços S.A.	80.41	81.23	69.64	91.93	69.88	91.93
Ampla Investimentos e Serviços S.A.	—	—	69.64	91.93	69.88	91.93
Compañía de Interconexión Energética S.A. (Cien) (4)	27.00	45.00	53.61	100.00	53.57	100.00
Central Geradora Termeléctrica Fortaleza S.A. (4)	48.82	48.82	53.61	100.00	53.57	100.00
Endesa Brasil S.A. (4)	—	—	53.61	71.52	53.57	71.52
Cachoeira Dourada	55.49	99.61	53.61	99.61	53.36	99.61

(1)	In the extraordinary meeting of shareholders of Elesur S.A., held on March 31, 2006, it was agreed to change the name of Elesur S.A. The merger of Chilectra (former Elesur) and Chilectra S.A., approved in general meetings of their shareholders held on March 31, 2006, became effective on April 1, 2006.

On May 27, 2004, 99.9989% of Elesur S.A. was purchased, therefore, as from that date it is consolidated into Enersis S.A. financial statements.

(2)	Codensa S.A. is consolidated because of the majority presence on the board of directors, obtained through the shareholders’ agreement of January 27, 2004, between Endesa Internacional and subsidiaries of Enersis S.A.

(3)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce.

(4)	As a result of the creation of the Brazilian holding company, Endesa Brasil S.A. (“Endesa Brasil”) (see Note 11.l), this company and its subsidiaries were included in the consolidated financial statements of Enersis S.A.

The following pro forma income statement information for the year ended December 31, 2004 and 2005 gives effect to the acquisition of additional shareholding in these subsidiaries as if it took place on January 1, 2004. The pro forma information is not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented, nor is it intended to be a projection of future results.

(5)	On September 21, 2006, Enersis Internacional ceased to exist. Its assets and liabilities were awarded to Agencia Enersis. Due to the above, the following investments in related companies were awarded to Agencia Enersis: 33,336,890 shares of Distrilec Inversora S.A., equivalent to 6.76%; 56,008,787 shares of Inversiones Distrilima S.A., equivalent to 12.21%; 98,539 shares of Cía. Peruana de Electricidad S.A., equivalent to 0.1%; 536,591,907,867 shares of Ampla Energia e Serviços S.A., equivalent to 13.68%; 1,641,574,700 shares of Ampla Investimentos e Serviços S.A., equivalent to 13.68%, and 450 rights of Synapsis Argentina S.R.L, equivalent to 0.12%.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The proforma statements of operations (1)

	As of December 31,
	2004	2005	2006
	(Proforma)	(Proforma)
	ThCh$	ThCh$	ThCh$
OPERATING INCOME
Sales	2,908,849,228	3,373,127,876	3,892,064,732
Cost of sales	(2,019,745,199)	(2,251,953,631)	(2,594,444,056)

Gross profit	889,104,029	1,121,174,245	1,297,620,676

Administrative and selling expenses	(189,851,576)	(233,676,571)	(229,578,225)

Operating income	699,252,453	887,497,674	1,068,042,451

Non operating expenses-net	(419,871,132)	(460,979,489)	(408,965,957)

Income before income taxes	279,381,321	426,518,185	659,076,494

Income taxes	(147,592,232)	(203,125,049)	(109,407,874)

Income before minority interest	131,789,089	223,393,136	549,668,620

Minority interest	(103,017,393)	(169,769,909)	(269,785,811)

Income before amortization of negative goodwill	28,771,696	53,623,227	279,882,809

Amortization of negative goodwill	18,094,928	15,821,992	6,077,557

Net income of the year	46,866,624	69,445,219	285,960,366

(1)	To allow comparison with the current year, results for the entire year 2004 and 2005.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(iv)	Consolidated subsidiaries of Endesa Chile S.A. are detailed as follows:

	Percentage participation in voting
	rights as of December 31,
Company name	2004	2005	2006
	Total	Total	Direct	Indirect	Total
	%	%	%	%	%
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (Chile)	97.64	100.00	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A. (Argentina)	99.99	99.99	97.99	2.00	99.99
Endesa-Chile Internacional (Chile)	100.00	100.00	100.00	—	100.00
Pangue S.A. (Chile)	94.99	94.99	94.98	0.01	94.99
Hidroinvest S.A. (Argentina)	69.93	69.93	—	69.93	69.93
Hidroeléctrica El Chocón S.A. (Argentina)	65.19	65.19	—	65.19	65.19
Endesa Costanera S.A. (Argentina)	64.26	64.26	12.33	51.93	64.26
Endesa Brasil Participacoes Ltda. (Brazil)	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A. (Chile)	99.96	99.96	99.96	—	99.96
Compañía Eléctrica Cono Sur S.A. (Chile)	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (1) (Colombia)	85.62	85.62	5.01	94.98	99.99
Lajas Inversora S.A. (Brazil)	100.00	—	—	—	—
Cachoeira Dourada S.A. (2) (Brazil)	99.61	—	—	—	—
Capital de Energía S.A. (7) (Colombia)	51.00	51.00	—	—	—
Emgesa S.A. (1), (3) (Colombia)	51.32	51.32	—	23.45	23.45
Edegel S.A. (5) Perú	63.56	63.56	—	55.44	55.44
Generandes Perú S.A. (Perú)	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (4) (Chile)	75.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brazil)	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (6) (Chile)	—	100.00	99.99	0.01	100.00

(1)	See Note 11 (i)

(2)	Subsequent to October 1, 2005, the Company’s subsidiary Cachoeira Dourada S.A. was not included in the consolidated financial statements of Endesa Chile due to the restructuring process of the Brazilian operations.

(3)	Endesa Chile exercises control over this company pursuant to a shareholders’ agreement.

(4)	See Note 11 (m)

(5)	See Note 11 (g)

(6)	See Note 11 (k)

(7)	See Note 11 (e)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The participation in voting rights is equal to economic participation in all subsidiaries except for those presented as follows:

	Percentage of economic
	participation as of December 31,
	2004	2005	2006
	%	%	%
Lajas Inversora S.A.	92.88	—	—
Cachoeira Dourada S.A.	92.51	—	—
Emgesa S.A. (1)	22.36	22.36	23.45
Edegel S.A. (2)	37.90	37.90	33.06
Capital de Energía S.A. (3)	43.68	43.59	—
Hidroeléctrica El Chocon S.A.	47.45	47.45	47.45

(1)	See note 11(i).

(2)	See note 11(g).

(3)	See note 11(e).
Economic participation is calculated taking into account Enersis participation in share capital of its subsidiaries and equity method investees.
b) Years covered
These financial statements reflect the Company’s financial position as of December 31, 2005 and 2006, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2004, 2005 and 2006.
c) Constant currency restatement
The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2006 was approximately 8.2%.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	November 30,
November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%
November 30, 2006	124.11	2.1%
By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,
December 31, 2004	116.84	2.4%
December 31, 2005	121.12	3.7%
December 31, 2006	124.23	2.6%
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

Ch$
December 31, 2004	17,317.05
December 31, 2005	17,974.81
December 31, 2006	18,336.38
Comparative financial statements
For comparative purposes, the 2004 and 2005 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of Chilean pesos as of December 31, 2006, purchasing power.
This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Convenience translation to U.S. dollars
The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2006 of Ch$532.39 to US$1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.
d) Assets and liabilities in foreign currencies
Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

	Symbol
Currency	Used	2004	2005	2006
		Ch$	Ch$	Ch$
United States dollar	US$	557.40	512.50	532.39
British pound sterling		£1,073.37	880.43	1,041.86
Colombian peso	$Col	0.23	0.22	0.24
New Peruvian sol	Soles	169.84	149.42	166.58
Brazilian real	Rs	209.99	219.02	249.01
Japanese yen		¥5.41	4.34	4.47
Euro		€760.13	606.08	702.08
Pool Unit (IBRD)(1)	UP	7,874,799.07	—	—
Unidad de Fomento (UF)	UF	17,317.05	17,974.81	18,336.38
Unit of Account (IDB) (1)	UC	899.42	—	—
Argentine peso	$Arg	187.65	181.92	173.87

(1)	Units of measurement used by the International Bank for Reconstruction and Development (IBRD) and Interamerican Development Bank (IDB) to express the weighted-average of multicurrency loan obligations granted using fixed currency rates to the US dollar, at a determined date.
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
f) Allowance for doubtful accounts
The estimates for the allowance for doubtful accounts have been made considering the aging and nature of the accounts receivables. Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The allowance for doubtful accounts amounted to ThCh$110,372,271, ThCh$133,423,704 and ThCh$134,859,609 as of December 31, 2004, 2005 and 2006, respectively. In addition, the total sum owed by companies that have gone into bankruptcy amounting to ThCh$961,046 in 2004, ThCh$1,595,109 in 2005 and ThCh$1,258,119 in 2006 is included in the bad debt allowance estimation.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
g) Inventories
Inventory of materials in transit, and operation and maintenance materials on hand, are valued at the lower of price-level restated cost or net realizable value.
In the case of real estate projects’ under development inventory includes the cost of land, demolition, urbanize, payments to contractors and other direct costs.
The costs and revenues of construction in progress are accounted for under the completed contract method in accordance with Technical Bulletin No. 39 of the Chilean Institute of Accountants and are included in current assets as their realization is expected in the short-term.
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
j) Leased assets
The leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property, plant and equipment, recognizing the total obligation and the unaccrued interest. Said assets do not legally belong to the Company, for this reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
k) Power installations financed by third parties
As established by D.F.L. 1 of the Ministry of Mines dated September 13, 1982, power facilities subsidized by third parties are treated as reimbursable contributions as such facilities form part of the Company’s plant and equipment.
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
The Company and its subsidiaries evaluate the recoverability of their foreign investments as required by Technical Bulletin No.72 of the Chilean Association of Accountants. At December 31, 2006 and 2005, the Company and its subsidiaries have not identified impairments in the net book values of its investments.
m) Intangibles, other than goodwill
Intangible assets are recorded at acquisition cost, and restated price level adjustment. Such assets are amortized over their estimated useful lives, not to exceed twenty years. Intangibles other than goodwill, correspond mainly to easements, rights of way and water rights.
n) Severance indemnities
The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 6.5% in 2004, 2005 and 2006 and assuming an average employment span which varies based upon years of service with the Company.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
p) Cost of sales and Administrative and selling expenses
The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets’ depreciation, amortization, and maintenance and operation cost. The purchase of power amounted to ThCh$939,820,233, ThCh$1,065,078,153 and ThCh$1,186,508,377 for the years ended December 31, 2004, 2005 and 2006. The administrative and selling expense line item includes: general and administrative, materials and office supplies, overhead salaries, bad debt expense, non-productive assets’ amortization and depreciation.
q) Income tax and deferred income taxes
For the years ended December 31, 2004, 2005 and 2006, the Company recorded current tax expense determined in accordance with the laws and regulations in each country in which it operates of ThCh$99,594,225, ThCh$148,767,028 and ThCh$253,067,610, respectively and, additionally, it recorded a deferred tax expense of ThCh$45,573,486 in 2004 and ThCh$33,283,646 in 2005 and deferred tax benefit ThCh$143,659,736 in 2006. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.
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
u) Financial derivative contracts
As of December 31, 2004, 2005 and 2006 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, to hedge against mainly foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. If the derivative foreign exchange contract qualifies for hedge accounting, it is recorded at estimated fair value, and the corresponding gain or loss is deferred and recorded as an offsetting asset or liability until settlement, at which time it is recognized in earnings as “Other non-operating income and expense”.

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
As of December 31, 2004, 2005 and 2006 the Company evaluated the recoverability of its goodwill and negative goodwill value arising from investments abroad and under the guidance of Technical Bulletin No.72 of the Chilean Association of Accountants. The Company has not identified any impairment as a result of that evaluation.
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
ab) Litigation and other legal action
As of December 31, 2006, the Company has established accruals for probable losses in the aggregate amount of ThCh$178,875,927 (ThUS$335,987), including accruals Endesa Chile has established in the amount of ThCh$5,676,933 (ThUS$10,663). See Note 30 for detail of claims to which such accruals relate to.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 3. Changes in Accounting Principles
a)	Effective January 1, 2005, the Company modified its accounting estimate for recording exchange derivatives associated with certain liabilities expressed in foreign currency, from hedges of existing items to hedges of expected transactions.

The change seeks to better show the transaction’s economic and financial implications, fully implementing the policy of hedging exchange risk set forth by the company as well as Technical Bulletin No.57 of the Chilean Institute of Accountants as regards hedges over expected transactions. As of December 31, 2005, the application of this policy led to the deferral of income amounting to ThCh$8,843,102.

Except as indicated above, there were no changes in accounting principles during the years ended December 31, 2004, 2005 and 2006 that would affect the comparison with the prior year financial statements.

b)	In accordance with notes 11(g) and 22(e), as of June 1, 2006, Etevensa (indirectly related through the same majority shareholder) was upstream merged into Edegel S.A. (a subsidiary of Endesa Chile), as agreed to in the Shareholders’ Meetings of the two companies held on January 17, 2006.

The above transaction has been recorded in conformity with Technical Bulletin N°72 of the Chilean Institute of Accountants, as a business combination under common control, based on the pooling of interest methodology.

As a result of this reorganization of entities under common control, the shareholding of Endesa Chile S.A. in its subsidiary Edegel S.A. decreased to 55.44%, causing a decrease of ThCh$5,757,792 (see note 22e) in shareholders’ equity that is shown in the item Other Reserves. In addition, as from June 1, 2006, the merged financial statements involved incorporating assets and liabilities of ThCh$140,370,073 and ThCh$97,826,807, respectively.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 4. Time Deposits
     Time deposits as of each year end are as follows:

		2005			2006
Tax Payer		Annual	Scheduled		Annual	Scheduled
Number	Financial Institution	Rate %	Maturity	ThCh$	Rate %	Maturity	ThCh$
Foreign	ABN Amro	7.50%	09.01.06	747,015	—	—	—
Foreign	Alfa mix	—	—		1.11%	02.01.07	2,507,181
Foreign	Alianza Valores	—	—		8.10%		1,300,014
Foreign	AV villas	7.00%	02.01.06	3,481,534
Foreign	Banco Bilbao Vizcaya	6.77%	02.01.06	3,814,991	7.45%	02.01.07	105,150
Foreign	Banco Colpatria	—	—		1.24%	02.01.07	3,592
Foreign	Banco Continental	4.66%	02.01.06	5,427,374	4.97%	02.01.07	8,409,664
Foreign	Banco Crédito	4.01%	02.01.06	2,143,099	4.43%	02.01.07	1,175,824
Foreign	Banco Davivienda	—	—		1.00%	02.01.07	136
Foreign	Banco de Galicia	7.93%	02.01.06	1,891,460	6.34%	02.01.07	1,899,867
Foreign	Banco do Brasil	1.51%	02.01.06	1,361,170
Foreign	Banco do Estado do Ceará	1.51%	02.01.06	1,487,039
Foreign	Banco Frances	6.58%	02.01.06	5,651,785	4.08%	02.01.07	3,935,683
Foreign	Banco Itau	1.48%	02.01.06	36,117,388	4.09%	02.01.07	13,159,451
Foreign	Banco Lloyds	6.00%	02.01.06	2,938,164	5.65%	02.01.07	225
Foreign	Banco Mellon Brascan	6.90%	02.01.06	9,038,314	1.60%	02.01.07	4,119,984
Foreign	Banco Nationale de Paris	1.50%	02.01.06	7,615,052	3.34%	02.01.07	59,116
Foreign	Banco Nordeste	1.39%	02.01.06	114,962	1.17%	02.01.07	145,648
Foreign	Banco Pactual	1.54%	31.01.06	49,694	1.10%	31.01.07	62,820
Foreign	Banco Paribas luxembourg	—	—		6.67%	02.01.07	4,331,936
Foreign	Banco Real	1.53%	02.01.06	3,935,344	0.10%	02.01.07	1,763,347
Foreign	Banco Rio de la Plata	6.29%	02.01.06	14,854,083	8.74%	02.01.07	11,589,120
Foreign	Banco Santander Central Hispano	9.58%	02.01.06	20,151,836	2.76%	02.01.07	14,543,061
Foreign	Banco Sudameris	7.20%	02.01.06	13,518,032	7.80%	02.01.07	6,265,436
Foreign	Banco Wiese Sudameris	5.00%	02.01.06	1,143,826
Foreign	Banco Unión	4.82%	02.01.06	50,471
Foreign	Banco Votorantim	1.46%	02.01.06	28,494,945	1.17%	02.01.07	16,666,843
Foreign	Bancolombia	—	—		6.58%	02.01.07	72
Foreign	Banistmo Colombia S.A.	—	—		7.00%	02.01.07	700,941
Foreign	Bank Boston	7.98%	02.01.06	3,990,069	5.14%	02.01.07	2,171,201
Foreign	Bank of America	3.67%	02.01.06	7,667,815	4.76%	02.01.07	10,068,547
Foreign	BNB	—	—		1.18%	02.01.07	5,972,283
Foreign	Bradesco	3.10%	02.01.06	15,493,287	7.06%	02.01.07	66,181,869
Foreign	Cdt	6.90%	02.01.06	1,604	8.68%	02.01.07	241,517
Foreign	Citibank N.Y.	2.94%	02.01.06	23,134,105	4.19%	02.01.07	42,249,678
Foreign	Comafi	8.00%	02.01.06	1,228,019	9.97%	02.01.07	997,529
Foreign	Corficolombiana	—	—		6.39%	02.01.07	11,464,636
Foreign	Correval	3.69%	02.01.06	1,415,787	7.99%	02.01.07	861,342
Foreign	Corredores Asociados	—	—		7.85%	02.01.07	729,111
Foreign	Credit Bank	3.35%	02.01.06	1,916,263
Foreign	Encargo Fiduciario Banco Santander	3.49%	02.01.06	4,011,541	7.00%	02.01.07	260,604
Foreign	FAM Fondo Ganadero	—	—		6.72%	02.01.07	792
Foreign	Fiduciaria Helm Trust	—	—		6.01%	02.01.07	79
Foreign	Fiducolombia	5.33%	02.01.06	1,443	6.80%	02.01.07	6,630,055
Foreign	Fiducomercio	—	—		5.46%	02.01.07	51
Foreign	Fiduoccidente	5.60%	02.01.06	750,145	5.93%	02.01.07	234,006
Foreign	Fiduvalle	5.85%	02.01.06	5,801,594	5.99%	02.01.07	1,474,367
Foreign	Fiduciaria Banco de Bogotá	4.44%	02.01.06	3,826
Foreign	Fondeos	—	—		7.32%	02.01.07	2,937,750
Foreign	Fondo Sumar	—	—		6.48%	02.01.07	223,214
Foreign	Fondo Surgir	—	—		5.09%	02.01.07	2,194,192
Foreign	Fondo Surenta	—	—		6.90%	02.01.07	2,622,708
Foreign	HSBC - Bamerindus	1.90%	02.01.06	17,950,729	1.27%	02.01.07	4,983,847
Foreign	Panamericano	1.54%	01.01.06	136,574	1.10%	02.01.07	169,706
Foreign	Porvenir	1.09%	02.01.06	515,766
Foreign	Serfinco	6.10%	02.01.06	155,497	7.89%	02.01.07	641,603
Foreign	Standard Bank London	4.27%	31.01.06	2,320,479	5.29%	17.01.07	3,320,614
Foreign	Suvalor	—	—		7.32%	02.01.07	13,330,763
Foreign	Other time deposits	6.20%	02.01.06	4,833,899
Foreign	Unibanco	0.91%	02.01.06	9,996,144	8.83%	02.01.07	9,417,991

	Total			265,352,164			282,125,166

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 5. Accounts, Notes and Other Receivables
(a)	Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,
	Under 90 days		91 days to 1 year		Sub total	Current		Long term
Account	2005	2006	2005	2006	2006	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Account receivable	689,339,476	869,466,114	85,459,845	90,538,606	960,004,720	774,799,321	839,114,373	—	—
Allowance for doubtful accounts	(48,857,565)	(50,422,157)	(77,758,957)	(70,468,190)	(120,890,347)	(126,616,522)	—	—	—

Notes receivables	3,860,141	7,187,368	577,682	786,335	7,973,703	4,437,823	7,468,202	—	—
Allowance for doubtful accounts	(654,413)	(354,275)	(139,449)	(151,226)	(505,501)	(793,862)	—

Other receivables (1)	48,122,343	97,156,662	19,689,059	11,946,073	109,102,735	67,811,402	102,348,625	147,013,881	144,189,342
Allowance for doubtful accounts	(1,146,820)	(4,009,993)	(2,476,055)	(2,744,117)	(6,754,110)	(3,622,875)		(2,390,445)	(6,709,651)

Total						716,015,287	948,931,200	144,623,436	137,479,691

(1)	This includes ThCh$19,709,125, ThCh$ 29,089,378 in 2005 and 2006 relating to other generating companies’ debt payable to Endesa Chile S.A. and generating subsidiaries, as a result of the collection of tolls due to the application, since March 13, 2004, of Law No.19,940.
(b)	Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,
Country	2005		2006
	ThCh$	%	ThCh$	%
Chile	175,965,223	20.45%	240,403,400	22.13%
Perú	47,287,258	5.49%	62,532,559	5.76%
Argentina	86,123,198	10.01%	135,088,425	12.43%
Colombia	151,687,014	17.62%	229,987,240	21.17%
Brazil	394,687,045	45.86%	418,399,267	38.51%
Panamá	4,888,985	0.57%	—	0.00%

Total	860,638,723	100.00%	1,086,410,891	100.00%

(c)	Changes in provision for accounts receivables are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Balance at beginning of period	113,174,528	110,372,271	133,423,704
Additions charged to costs and expenses	17,201,688	34,225,315	30,913,821
Deductions	(21,839,726)	(14,127,572)	(31,538,224)
Other	1,835,781	2,953,690	2,060,308

Balance at end of period	110,372,271	133,423,704	134,859,609

(d)	Amounts of unbilled energy sold are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Unbilled energy sold	187,861,462	192,683,750	236,077,669

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 6. Balances and Transactions with Related Companies
The balances of accounts receivable and payable with related companies are as follows at December 31, 2005 and 2006:
(a) Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Atacama Finance Co. (1)	21,654	61,561	91,713,359	90,523,990
Com. de Energía del Mercosur S.A.	3,821,437	6,193,659	—	—
Empresa Eléctrica Piura S.A.	53,464	132,203	—	—
Endesa España	261,384	275,023	—	—
Endesa Europa	—	878	—	—
Endesa Internacional S.A.	552,739	343,059	—	—
Etevensa	307,821	—	—	—
Fundación Endesa	160,590	—	—	—
Consorcio Ingendesa — Minmetal Ltda.	8,511	—	—	—
Gas Atacama Generación Ltda.	21,026	61,365	—	—
Gasoducto Atacama Chile	179,951	283,820	—	—
Gasoducto Tal Tal Ltda.	32,847	1,973	—	—
Sociedad Consorcio Ara Ltda.	17,461	7,928	—	—
Consorcio Ara-Ingendesa Ltda.	69,704	147,575	—	—
Sacme	2,339	1,547	—	—
Sistemas Sec S.A.	5,683,903	6,051,495	—	—
Transmisora Eléctrica de Quillota Ltda.	324,740	2,884	—	—

Total	11,519,571	13,564,970	91,713,359	90,523,990

(1)	The balance receivable from Atacama Finance Co. relates to the loans granted by Compañía Eléctrica Cono Sur S.A. to finance the work in construction of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are expressed in US dollars, accrue interest at a rate of 7.5% per annum and are due in September 2008.
(b)	Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$
Com. de Energía del Mercosur S.A.	15,280,697	24,620,706	—	—
Consorcio Ingendesa Ltda.	—	153,015	—	—
Consorcio Ingendesa — Mimmetal Ltda.	1,582	—	—	—
Electrogas S.A.	204,122	223,051	—	—
Empresa Eléctrica Piura S.A.	416,359	1,332,476	—	—
Endesa Internacional S.A.	32,479,176	2,830,515	13,520,056	11,250,360
Etevensa	11,902	—	—	—
Gas Atacama Generación S.A.	—	644,376	—	—
Sacme	45,577	58,381	—	—
Transmisora Eléctrica de Quillota Ltda.	25,916	—	—	—

Total	48,465,331	29,862,520	13,520,056	11,250,360

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(c)	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2004	2005	2006
			Income	Income	Income
Company	Relationship	Nature of transaction	(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$
Atacama Finance Co.	Affiliate	Interest	6,776,671	4,924,252	6,495,898
		Monetary correction	3,154,701	3,863,870	1,886,303
		Exchange difference	(10,869,996)	(12,609,487)	1,643,119
CGTF Fortaleza	Affiliate	Services	346,659	—	—
		Purchase of energy	(91,252,784)	—	—
Cía. Interconexión Energética S.A.	Affiliate	Sale of energy	20,307,358	—	—
		Purchase of energy	(57,123,376)	—	—
		Interest	8,421	—	—
		Services	66,869	—	—
Consorcio ARA-Ingendesa	Affiliate	Services	2,720,759	1,926,343	800,048
Consorcio Ingendesa Minmetal Ltda.	Affiliate	Services	64,672	106,440	63,059
Com. de Energía del Mercosur S.A.	Affiliate	Sale of energy	20,613,357	11,260,086	5,843,513
		Purchase of energy	(786,695)	(7,106,860)	(5,019,836)
		Services	19,321	1,206,991	5,910,737
Com. Transmisión del Mercosur S.A.	Affiliate	Sale of energy	(2,291,749)	—	—
Empresa Eléctrica Piura S.A.	Member of Controlling Group	Sale of energy	133,090	722,645	678,308
		Purchase of energy	(5,037,290)	(5,257,305)	(11,795,737)
		Services	132,348	132,718	205,474
Electrogas S.A.	Affiliate	Purchase of energy	(2,828,872)	(1,585,550)	(1,967,300)
Endesa España	Parent company	Exchange difference	(29,549)	—	46,493
		Interest	—	—	(3,198,774)
Endesa Internacional S.A.	Parent company	Interest	(150,198)	(564,448)	(2,132,796)
		Services	76,004	—	(4,122,187)
		Exchange difference	—	—	(12,693)
		Monetary correction	—	—	(60,276)
Endesa Servicios	Member of Controlling Group	Exchange difference	—	—	146
		Monetary correction	—	—	(145)
Etevensa	Member of Controlling Group	Sale of energy	1,607,929	1,026,031	—
		Purchase of energy	—	(171,886)	—
		Services	674,038	955,477	—
Fundación Endesa	Member of Controlling Group	Services	36,955	101,508	94,712
Gas Atacama Generación S.A.	Affiliate	Services	1,827	147,268	970,233
Gas Atacama S.A.	Affiliate	Exchange difference	(134,983)	—	—
Ingendesa Argentina	Member of Controlling Group	Services	7,681	—	—
Sacme	Affiliate	Services	(353,586)	(364,214)	(399,009)
Smartcom S.A.	Member of Controlling Group	Services	3,936,307	—	—
		Interest	34,166	—	—
Sistema SEC S.A	Affiliate	Services	—	(7,573)	469,428
Soc. Consorcio Ingendesa ARA Ltda.	Affiliate	Services	—	219,092	164,767
Soc. de Inv. Chispa Uno S.A.	Affiliate	Services	3,079	—	—
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	85,789	61,924	26,889
		Monetary correction	60,615	—	—
		Services	90,234	4,901	5,118
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 7. Inventories
Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$3,191,912, ThCh$3,251,465 and ThCh$3,865,739 as of December 31, 2004, 2005 and 2006, respectively:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Real estate under development	15,452,755	12,176,293
Materials in transit	420,382	2,425,443
Operation and maintenance material	39,409,541	39,225,020
Fuel	16,815,673	12,081,829

Total	72,098,351	65,908,585

Note 8. Deferred Income Taxes
a)	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Income tax provision — current	149,547,441	259,128,302
Recoverable tax credits	(81,445,828)	(116,216,877)

Total	68,101,613	142,911,425

b)	Tax loss carryforwards - As of December 31, 2005 and 2006, the Company had tax loss carryforwards of ThCh$388,694,437 and ThCh$325,202,670, respectively.
c)	The net effect of recording the deferred tax expense (benefit) was ThCh$45,573,486, ThCh$33,283,646 and ThCh$(143,659,736) during the years ended December 31, 2004, 2005 and 2006, respectively.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
d)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2005 and 2006 as follows:

	As of December 31, 2005				As of December 31, 2006
	Asset		Liability		Asset		Liability
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Allowance for doubtful accounts	12,822,825	44,076,950	—	—	16,631,379	50,916,006	—	—
Deferred income	700,342	1,314,987	—	966,263	693,720	1,542,496	—	1,076,847
Vacation accrual	1,053,846	—	—	—	1,147,149	—	—	—
Leased assets	—	—	—	560,949	—	—	—	464,611
Fixed assets depreciation	—	2,716,255	145,408	400,056,299	—	2,739,244	789,178	410,799,454
Severance indemnities	—	475	—	1,761,264	—	639	—	1,677,822
Other	1,493,957	5,285,281	278,200	3,691,748	5,760,844	5,342,971	2,296,439	3,076,910
Contingencies	7,471,990	72,528,830	—	—	8,630,826	76,646,343	—	—
Bond discount	—	—	142,001	1,567,290	—	—	141,442	1,337,058
Cost of studies	—	—	—	8,498,040	—	—	—	8,420,626
Finance cost	—	102,542	—	13,254,965	—	—	—	15,353,914
Imputed interest on construction	—	—	—	4,148,807	—	—		3,756,520
Deferred charges	1,604,532	—	611,338	3,921,623	702,591		562,219	3,373,758
Actuarial deficit (Brasil)	—	11,830,729	—	—		10,500,328	—	—
Obsolescence	309,921	2,060,233	—	—	351,596	2,191,170	—	—
Materials used	—	—	—	857,794	—	—	—	811,521
Imputed salaries on construction	—	3,781,606	—	—		4,013,859	—	—
Tax losses	44,387,632	174,383,258	—	—	53,654,994	188,163,151	—	—
Provision real state project	—	2,460,812	—	—	—	2,367,831	—	—
Sie2000A project	—	—	—	425,977	—	—	—	474,148
Provision for employee benefits	2,480,983	3,543,641	—	—	2,483,126	3,065,119	—	—
Operating fees	1,519,060	—	—	—	—	—	—	—
Energy in measurers	—	—	2,573,088	—	—	—	2,317,635	—
Regulated assets	—	—	14,970,953	14,149,146	—	—	10,552,279	18,421,701
Capitalized expenses	—	—	—	—	—	—	—	2,130,360
Fixed assets	—	23,800,779	—	—	—	—	—	—
Exchange difference	—	—	—	20,816,953	—	—	—	18,678,406
Complementary account-net	—	(10,831,559)	—	(201,390,555)	—	(10,800,717)	—	(193,572,033)
Valuation allowance	—	(151,201,454)	—	—	(11,840,683)	(28,157,575)	—	—

Total	73,845,088	185,853,365	18,720,988	273,286,563	78,215,542	308,530,865	16,659,192	296,281,623

e)	Income tax benefit (expense) for the year ended December 31, 2004, 2005 and 2006 is as follows:

	As of December 31,
Item	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Current income tax (expense) benefit:
Income tax provision	(100,314,322)	(149,547,441)	(259,128,302)
Adjustment for tax expense — prior year	720,097	780,413	6,060,692

Deferred tax (expense) benefit:
Deferred taxes	(48,817,962)	(22,392,657)	19,619,937
Benefits for tax losses	30,489,800	13,979,822	1,581,142
Amortization of complementary accounts	(9,610,365)	(5,945,853)	(8,564,282)
Valuation allowance (*)	(17,627,463)	(17,725,293)	131,022,939
Other charges or credits	(7,496)	(1,199,665)	—

Total	(145,167,711)	(182,050,674)	(109,407,874)

(*)	During 2006, the valuation provision has been reversed as a consequence of the merger approved in Extraordinary Shareholders’ Meetings of Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A. and the sale of the offices of the former Elesur S.A., whose proceeds, Th$129,771,116 (historic values) were credited to net income as a reduction in the allowance for valuation.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 9. Other Current Assets
Other current assets are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Forwards contracts and swap (1)	19,244	—
Guaranties and indemnities	218,529	228,911
Deferred expenses	639,798	176,085
Post-retirement benefits	247,784	247,554
Deposits for commitments and guarantees	6,984,605	8,015,123
Deferred expenses for bond placement	—	180,002
Assets available for sale	7,768,838	4,737,696
Bond discount	975,562	973,620
Fair value derivatives contracts	650,026	1,965,181
Reverse repurchase agreements (2)	22,061,590	48,872,100
Others	3,204,261	1,260,041

Total	42,770,237	66,656,313

(1)	See detail in Note 29.

(2)	The detail of reverse repurchase agreements is as follows:

As of December 31, 2005
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$
VRC	29-Dec-05	2-Jan-06	Banco Central de Chile	$	D.P.F.	0.50%	18,519	18,513	18,525
VRC	29-Dec-05	2-Jan-06	Banco Central de Chile	$	D.P.F.	0.50%	5,393,871	5,392,073	5,356,033
VRC	30-Dec-05	2-Jan-06	Banco Central de Chile	$	D.P.F.	0.42%	318,792	318,747	318,881
VRC	30-Dec-05	2-Jan-06	Corpbanca	$	D.P.F.	0.42%	3,862	3,862	3,863
VRC	30-Dec-05	2-Jan-06	Banco Estado	$	D.P.F.	0.42%	27	27	27
VRC	30-Dec-05	2-Jan-06	Banco Central de Chile	$	D.P.F.	0.51%	3,184	3,184	3,186
VRC	30-Dec-05	2-Jan-06	Banco Santander Santiago	$	D.P.F.	0.51%	921,545	921,387	921,858
VRC	30-Dec-05	2-Jan-06	Banco del Desarrollo	$	D.P.F.	0.51%	51,785	51,777	51,802
VRC	30-Dec-05	2-Jan-06	Banco Chile	$	D.P.F.	0.51%	1,854,651	1,854,335	1,855,282
VRC	30-Dec-05	2-Jan-06	Banco Boston	$	D.P.F.	0.51%	209,686	209,650	209,757
VRC	30-Dec-05	2-Jan-06	Banco Central de Chile	$	D.P.R.	0.51%	1,308	1,308	1,309
VRC	30-Dec-05	2-Jan-06	Banco Boston	$	D.P.R.	0.51%	418,087	418,017	418,230
VRC	12-Dec-05	19-Jan-06	Valores Security	$	P.R.C.	0.09%	12,866,273	12,829,708	12,902,837

				Total			22,061,590	22,022,588	22,061,590

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2006
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$
VRC	12-26-2006	1-2-2007	Corpbanca	$	D.P.F.	0.50%	2,207,276	2,205,438	2,207,276
VRC	12-26-2006	1-2-2007	Banco Central de Chile	$	CERO	0.50%	2,837	2,835	2,837
VRC	12-26-2006	1-2-2007	Banco Estado	$	D.P.F.	0.50%	4,485,879	4,482,144	4,485,879
VRC	12-26-2006	1-2-2007	Citibank	$	O.P.F.	0.50%	2,577,679	2,575,532	2,577,679
VRC	12-26-2006	1-2-2007	Banco Crédito e Inversiones	$	D.P.F.	0.50%	3,402,863	3,400,030	3,402,863
VRC	12-26-2006	1-2-2007	Banco Santander Santiago	$	D.P.F.	0.50%	1,383,106	1,381,954	1,383,106
VRC	12-26-2006	1-2-2007	Banco Chile	$	D.P.F.	0.50%	2,090,097	2,088,356	2,090,097
VRC	12-29-2006	1-2-2007	BBVA Banco BHIF	$	D.P.R.	0.51%	2,899	2,898	2,899
VRC	12-29-2006	1-2-2007	Banco Central de Chile	$	CERO	0.51%	162	161	162
VRC	12-29-2006	1-2-2007	Banco Santander Santiago	$	D.P.F.	0.51%	1,946,087	1,945,426	1,946,087
VRC	12-29-2006	1-2-2007	Banco Crédito e Inversiones	$	D.P.F.	0.51%	65,737	65,715	65,737
VRC	12-27-2006	1-3-2007	Banco Central de Chile	$	CERO	0.53%	2,838	2,836	2,838
VRC	12-27-2006	1-3-2007	BBVA Banco BHIF	$	D.P.F.	0.53%	7,436,726	7,431,474	7,436,726
VRC	12-27-2006	1-3-2007	BBVA Banco BHIF	$	D.P.R.	0.53%	111,078	110,999	111,078
v RC	12-28-2006	1-4-2007	Banco Chile	$	L.H.	0.52%	3,901,603	3,899,575	3,901,603
VRC	12-28-2006	1-4-2007	Banco Santander Santiago	$	L.H.	0.52%	2,926	2,925	2,926
VRC	12-28-2006	1-4-2007	Banco Central de Chile	$	CERO	0.54%	11,167	11,161	11,167
VRC	12-28-2006	1-4-2007	Banco Boston	$	D.P.F.	0.54%	69,871	69,833	69,871
VRC	12-28-2006	1-4-2007	Banco Santander Santiago	$	D.P.F.	0.54%	5,411,354	5,408,433	5,411,354
VRC	12-28-2006	1-4-2007	Banco Crédito e Inversiones	$	D.P.F.	0.54%	1,511,388	1,510,572	1,511,388
VRC	12-28-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.52%	106,492	106,437	106,492
VRC	12-28-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.52%	1,019,081	1,018,551	1,019,081
VRC	12-28-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.52%	400,580	400,372	400,580
VRC	12-28-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.52%	192,181	192,081	192,181
VRC	12-29-2006	1-2-2007	Banchile C. de B.	$	BOND	0.35%	115,399	115,372	115,399
VRC	12-29-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.35%	254,838	254,778	254,838
VRC	12-29-2006	1-2-2007	Banchile C. de B.	$	L.H.	0.35%	203,112	203,065	203,112
VRC	12-29-2006	1-2-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	150,306	150,258	150,306
VRC	12-29-2006	1-2-2007	Inv. Boston C. de B.	$	CERO	0.48%	38,612	38,600	38,612
VRC	12-29-2006	1-2-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	279,469	279,380	279,469
VRC	12-29-2006	1-2-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	503,923	503,762	503,923
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	CERO	0.51%	881	881	881
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	1,877,005	1,876,367	1,877,005
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	201,088	201,019	201,088
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	146,945	146,895	146,945
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	298,166	298,065	298,166
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	25,489	25,480	25,489
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	$	D.P.R.	0.51%	158,440	158,386	158,440
VRC	12-29-2006	1-2-2007	BBVA BHIF C. de B.	UF	D.P.R.	0.51%	206,457	206,387	206,457
VRC	12-29-2006	1-2-2007	BBVA Banco BHIF	UF	D.P.R.	0.51%	6,327	6,325	6,327
VRC	12-29-2006	1-2-2007	Banco Santander Santiago	UF	D.P.F.	0.51%	2,086,973	2,086,264	2,086,973
VRC	12-29-2006	1-2-2007	Banco Chile	UF	D.P.F.	0.51%	512,294	512,120	512,294
VRC	12-29-2006	1-2-2007	Banco Estado	UF	D.P.F.	0.51%	505,435	505,263	505,435
VRC	12-29-2006	1-2-2007	Banco Crédito e Inversiones	UF	D.P.F.	0.51%	1,087,578	1,087,208	1,087,578
VRC	12-29-2006	1-2-2007	BBVA Banco BHIF	UF	D.P.R.	0.51%	729,817	729,569	729,817
VRC	12-29-2006	1-2-2007	Security	UF	D.P.R.	0.51%	629,001	628,787	629,001
VRC	12-29-2006	1-2-2007	Scotiabank	UF	D.P.R.	0.51%	512,638	512,467	512,638

				Total			48,872,100	48,842,436	48,872,100

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 10. Property, Plant and Equipment
The composition of property, plant and equipment is as follows:

	As of December 31,		Useful life
	2005	2006	range
	ThCh$	ThCh$	Years
Land	129,843,148	132,604,494	—

Buildings and infrastructure	6,330,456,250	6,546,069,336	20-40
Distribution and transmission lines and public lighting	4,314,627,499	4,495,375,612	20-50
Less: third party contributions	(83,599,502)	(105,482,204)	20-50

Sub-total	10,561,484,247	10,935,962,744

Machinery and equipment	1,757,852,219	1,987,188,305	4-20

Work in progress	171,584,764	282,997,996	—
Construction materials	47,230,684	50,950,519	4-10
Leased assets (1)	28,742,014	99,127,980	4-10
Furniture and fixtures, tools, and computing equipment	84,829,123	80,397,713	4-10
Vehicles	7,262,119	7,278,032	4-10
Equipment in transit	7,545,663	13,226,605	4-10
Other assets	91,634,127	73,507,649	4-10

Sub-total	438,828,494	607,486,494

Technical appraisal
Buildings and infrastructure	183,107,327	185,762,956	20-50
Machinery and equipment	299,235	299,234	4-20

Total technical appraisal	183,406,562	186,062,190

Total property plant and equipment	13,071,414,670	13,849,304,227

Accumulated depreciation at beginning of year
Buildings and infrastructure	(4,108,596,188)	(4,427,593,232)
Machinery and equipment	(684,780,097)	(784,484,184)
Other assets	(50,003,980)	(80,599,386)

Accumulated depreciation at beginning of year	(4,843,380,265)	(5,292,676,802)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(45,644,528)	(54,164,397)
Machinery and equipment	(289,010)	(291,994)
Other assets	—	(116,880)

Total accumulated depreciation at beginning of year technical appraisal	(45,933,538)	(54,573,271)

Depreciation of the year	(375,344,080)	(414,616,755)

Total accumulated depreciation at end of year	(5,264,657,883)	(5,761,866,828)

Total property, plant and equipment, net	7,806,756,787	8,087,437,399

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Depreciation expense of the three years ended December 31, 2006 has been allocated as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cost of sales	386,573,445	362,089,059	402,853,125
Administrative and selling expenses	14,835,613	13,255,021	11,763,630

Total	401,409,058	375,344,080	414,616,755

(1)	Leased assets
a.	In Endesa Chile the amount of ThCh$29,363,992 corresponds to a contract for power transmission lines and installations (Ralco-Charrúa 2X220KV) between Empresa Nacional de Electricidad S.A. and Huepil S.A. This contract has a 20-year maturity and earns interest at a 6.5% annual rate.
b.	In the Peruvian subsidiary Edegel S.A. the amount of ThCh$69,763,988 relates to contracts to finance the project of converting the thermo-electric plant to combination cycle (former Etevensa), being carried out by the Company and the financial institutions Banco de Crédito del Perú BBVA — Banco Continental and Citibank. These contracts have a life of eight years and accrue interest at an annual rate of Libor +3.65%.
The Company and its foreign subsidiaries have all risk insurance contracts that include blanket, earthquake, and machinery failure policies up to a MUS$200,000 limit. This coverage includes losses due to business interruption. Premiums prepaid associated with these policies are recorded in prepaid expenses and charged to income over the life of the policy.
Note 11. Investment in Related Companies
a)	Investments in related companies of December 31, 2005 and 2006 are as follows:

	Number	Percentage		Shareholders’ equity		Net income
Related Companies	of shares	owned		of investee		of investees		Equity in income			Investment book value
		2005	2006	2005	2006	2005	2006	2004	2005	2006	2005	2006
		(6)	(6)	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cía. de Interconexión Energética S.A. (5)	—	45.00%	0.00%	—	—	(17,497,116)	—	6,816,788	(7,873,702)	—	—	—
Gas Atacama Generación S.A.	—	0.05%	0.05%	40,700,209	25,992,826	(10,285,893)	(15,417,047)	(695)	(5,143)	(7,709)	20,350	12,996
Gasoducto Atacama Argentina S.A.	—	0.05%	0.05%	61,743,533	73,302,051	8,645,600	10,544,902	2,833	4,323	5,272	30,872	36,651
Gasoducto Atacama Chile S.A.	—	0.05%	0.05%	68,369,574	80,930,367	12,203,699	11,304,767	6,100	6,101	5,652	34,185	40,465
Inversiones Electrogas S.A.	425	42.50%	42.50%	17,939,876	17,159,888	4,203,589	4,393,321	2,207,363	1,786,525	1,867,161	7,624,447	7,292,952
Inversiones Eléctricas Quillota S.A.								3,754,586
Cía. de Energía del Mercosur S.A. (2)	6,305,400	45.00%	45.00%	8,114,349	8,257,640	113,039	1,749	612,648	50,867	787	3,651,457	3,715,938
Transmisora Eléctrica de Quillota Ltda.	—	50.00%	50.00%	6,468,906	6,901,090	350,385	428,224	136,128	175,192	214,112	3,234,453	3,450,545
Sacme	12,000	50.00%	50.00%	72,520	76,644	(2,203)	3,548	(28)	(1,101)	1,774	36,260	38,322
Electrogas S.A.	85	0.021%	0.021%	16,525,445	15,853,446	4,313,870	4,531,558	1,130	917	963	3,511	3,369
Consorcio ARA- Ingendesa	—	50.00%	50.00%	863,643	323,546	299,310	186,142	214,514	149,655	93,071	431,822	161,773
Sociedad Consorcio Ingendesa Ara Ltda (1)		50.00%	50.00%	136,862	154,620	125,513	117,360	5,144	62,757	58,680	68,432	77,310
Consorcio Ingendesa — Minmetal Limited (1)	—	50.00%	50.00%	183,176	29,154	219,558	147,002	42,340	109,779	73,501	91,588	14,577
Gas Atacama S.A.	1,147	0.00115%	0.00115%	170,025,373	179,364,050	12,340,047	6,373,709	151	142	73	1,950	2,057
Inversiones Gas Atacama Holding Ltda.	—	50.00%	50.00%	169,777,794	178,505,773	12,697,243	5,686,489	6,603,716	6,348,622	2,843,246	84,888,897	89,252,887
Central Geradora Termelectrica Fortaleza S.A. (5)	20,246,908	48.82%	0.00%	—	—	12,349,939	—	12,542,026	6,029,241	—	—	—
Sistemas SEC S.A. (3)	—	49.00%	49.00%	1,653,295	192,951	88,413	(240,088)	—	43,324	(117,643)	810,114	945,676
Termoeléctrica José de San Martín S.A. (4)	500,006	23.10%	23.10%	85,966	78,364	—	—	—	—	—	19,884	18,102
Termoeléctrica Manuel Belgrano S.A. (4)	500,006	23.10%	23.10%	85,966	78,359	—	—	—	—	—	19,884	18,101
Centrales Hidroeléctricas de Aysén S.A. (6)	1,020,000	0.00%	51.00%	—	19,972,020	—	—	—	—	—	—	10,185,730

Total								32,944,744	6,887,499	5,038,940	100,968,106	115,267,451

Equity method investee:
(1)	Related companies of subsidiary Ingendesa Ltda.

(2)	Related company of subsidiary Endesa Argentina S.A.

(3)	Related company of subsidiary of CAM Chile Ltda.

(4)	Related companies of subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocon S.A.

(5)	See Note 11-l).

(6)	Related company of parent company Endesa (organization and development stage)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2004, amounted to ThCh$32.945.467 (ThCh$723); ThCh$14,767,445 (ThCh$7,879,946) in 2005 and ThCh$5,164,292 (ThCh$125,352) in 2006.
c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2004, 2005 and 2006, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2006 the corresponding amounts are as follows:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$
Edesur S.A.	Argentina	158,353,824	US$	57,081,416
Ampla Energía e Servicos S.A.	Brazil	151,159,521	US$	139,525,671
Central Hidroeléctrica Betania S.A.	Colombia	331,103,269	US$	244,249,312
Edegel S.A.	Peru	140,498,360	US$	112,553,841
Hidroeléctrica El Chocón S.A.	Argentina	176,190,422	US$	78,476,027
Comercializadora de Energia del Mercosur S.A.	Argentina	3,715,938	US$	2,490,419
Endesa Brasil S.A.	Brazil	470,347,245	US$	403,724,902
Endesa Costanera S.A.	Argentina	82,724,307	US$	48,643,241

Total		1,514,092,886		1,086,744,829

d)	The investments in related companies made by Enersis S.A. and its affiliates for the years ended December 31, 2005 and 2006, amounted to ThCh$33,837,526 and ThCh$22,550,433, respectively, which are detailed as follows:

	As of December 31,
Company	2005	2006
	ThCh$	ThCh$
Inversiones Lo Venecia Ltda. (San Isidro S.A.)	8,536,140	—
Ingendesa S.A.	61,879	—
Centrales Hidroeléctricas de Aysen S.A. (Endesa S.A)	—	10,159,200
Pangue (Endesa S.A.)	—	9,152
Sistemas Sec S.A. (Cam)	429,112	258,372
Chilectra S.A. (ex Elesur S.A.) (1)	24,810,395	12,123,709

Total	33,837,526	22,550,433

(1)	On May 27, 2004, Enersis S.A. purchased 49,207,343 shares of Elesur S.A. (currently Chilectra S.A.) from Endesa International. The ThCh$ 24,810,395 and ThCh$ 12,123,709, corresponds to disbursements made in June 2005 and March 2006 relates to a partial payments of the debt.
e)	Due to a corporate restructuring carried out in Colombia, on January 30, 2006, the company Capital de Energía S.A. (Cesa) was liquidated. As a result of such restructuring, and in accordance with Technical Bulletin No. 72 of the Chilean Institute of Accountants, for this transaction carried out by companies under common control, a ThCh$1,912,820 increase in reserves has been recognized under shareholders’ equity (see note 22e).

Also as a result of the liquidation of CESA, cash amounting to ThCh$ 4,120,940 was transferred to CESA other shareholder, Endesa Internacional S.A..
f)	On April 1, 2006, the subsidiaries Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A. merged, as was approved in a Meeting of Shareholders held on March 31, 2006. As a result of the merger and according to Technical Bulletin N°72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology, causing an increase of ThCh$3,019,591 in shareholders’ equity (see note 22e).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
g)	In Peru, on June 1, 2006, Empresa de Generación Termoeléctrica Ventanilla S.A. (Etevensa) was upstream merged into the subsidiary Edegel S.A.

As a result of the merger and in accordance with Technical Bulletin N° 72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology and led to decreasing the interest in Edegel S.A. to 55.44% and recognizing a reduction in other reserves, under shareholders’ equity, by Th$5,757,792 (See note 22e).
h)	On September 4, 2006, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. executed the incorporation deed that gave birth to a new subsidiary, whose name is Centrales Hidroeléctricas de Aysén S.A. and whose objective is the development, financing, ownership and operation of a hydroelectric project in the 11th Region (Aysén). The capital of the company is one million Chilean pesos divided into 100 ordinary, single-series, nominal, equivalent, no par-value shares. Endesa Chile subscribed 99 shares, representing 99% of the capital, and paid the total amount, a sum of ThCh$990, while Endesa Inversiones Generales S.A. subscribed one share, representing 1% of the capital, and paid in Th$10 for it.

On September 21, 2006 the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. was held and in it the increase in the paid-in capital of the Company to the new sum of $ThCh20,000,000 divided into 2 million nominal, single-series, no par value shares, was approved. This will be subscribed to and paid in within three years of the date of the above mentioned First Extraordinary General Shareholders’ Meeting. In this way, of the 1,999,900 shares corresponding to the increase in paid-in capital, Endesa Chile would subscribe to 1,019,900 shares, representing 51% of the increase in capital and 50.99995% of the new capital of the Company, while the new shareholder Colbún S.A. would subscribe to 980,000 shares, representing 49% of the increase in paid-in capital and 49% of the new paid-in capital. Endesa Inversiones Generales S.A. will not exercise its preferential subscription right, and therefore its interest in the paid-in capital of the Company will be 0.00005%.

On October 10, 2006, Endesa Chile subscribed to 1,019,899 shares, paying in a total of Ch$10,158,194,040 for them, or $10,000 per share, a sum equivalent to the placement value agreed to in the First General Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A.. At the same time, it subscribed to an additional 1 share, paying in a total of $10,000 for it, equivalent to the placement value agreed to in the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A.. However, the payment for this share was made in accordance with the terms set out in the public deed of “Payment of Shares Subscribed to for Transfer of Title and the Constitution of Usufruct on the Rights to Use the Water”, which was executed by the parties as of the same date, and according to which Ch$9,955 were paid in cash, plus a contribution, valued at Ch$5, for the ownership of the title to the rights to use the water that are identified in the above deed.
i)	Through a Memorandum of Understanding signed on October 5, 2004, the Corporación Financiera del Valle would sell its shares of Central Hidroeléctrica de Betania S.A. through an asset exchange operation which will take place between the Corfivalle Group and Endesa Group when the legal processes defined by both parties prior to the delivery of the titles to the assets involved was completed. On December 29, 2006 the writ of the splitting of Betania was protocolized, and with that the transfer of ownership of the assets forming part of the Corfivalle group was agreed upon.

With this operation, the Endesa Chile Group gave to Corfivalle the electricity Sub-station of Betania S.A. E.S.P. and 3.81% of the ownership in Empresa de Energía de Bogotá S.A. E.S.P., in exchange for a 14.3% interest in Central Hidroeléctrica de Betania S.A. E.S.P which at that date was owned by Corfivalle; thus Endesa Chile Group increased its interest in Central Hidroeléctrica de Betania S.A. E.S.P from 85.62% to 99.99%.

In accordance with Technical Bulletin N° 72 of the Chilean Institute of Accountants and Circular N°1697 of the Superintendency of Securities and Insurance, the Company evaluated the assets and liabilities acquired from Central Hidroeléctrica de Betania S.A. at their respective fair market values. As a result of this evaluation it was concluded that the fair market values do not differ substantially from the book values.

As a result, the above mentioned purchase of the minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Institute of Accountants and involved recognizing negative goodwill amounting to Th$7,314,475. (See note 13b).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
j)	Business Structure — As a result of the reduction of available capacity for power generation and the physical guarantee of energy and associated wattage, Companhia de Interconexão Energética (CIEN) is struggling to focus its business on a different compensation structure which would not be dependant on the energy coming from Argentina and Brazil for purchases and sales of power across borders. In this regard, CIEN is renegotiating its existing contracts for supplying energy while seeking at the same time a compensation that would be compatible with its position of transporter of energy across country boundaries. CIEN expects to define its new business structure in the course of 2007.
k)	On April 18, 2005, Endesa Chile and its subsidiary Enigesa executed the incorporation deed of a new subsidiary, bearing the corporate name of Endesa Eco S.A. and whose purpose will be to promote and develop projects associated with renewable energies. Endesa Eco S.A.’s capital amounts to ThCh$580,000, historical value, and is divided into 5,800,000 nominal, no par value shares. Endesa Chile subscribed to 5,799,420 shares, representing 99.99% of the corporate capital and paid in ThCh$179,982, historical value, representing 1,799,820 shares while Enigesa subscribed to 580 shares, representing 0.01% of the corporate capital and paid in ThCh$18, historical value, representing 180 shares. Each shareholder will pay in its part of the balance of the capital over three years as from the date of incorporation.
l)	On June 10, 2005, Endesa Brasil S.A. was incorporated; its purpose is to acquire paid-in capital in other companies operating, or that may be incorporated to operate, directly or indirectly, in any segment of the electrical sector, transmission, distribution, generation and marketing of electrical energy, in Brazil and other countries. Endesa Brasil S.A. was created as an energy holding concentrating all the electrical assets of Endesa Group in Brazil.

Endesa Brasil S.A. holds ownership percentages in the following companies: Compañía de Interconexión Energética S.A. (CIEN), Central Generadora Termeléctrica Fortaleza S.A. (CGTF), Companhia Energetica Do Ceara (COELCE), Ampla Energia e Servicos S.A. (formerly, Cerj), Ampla Investimentos e Servicos S.A., Ampla Generación S.A., Investluz and Cetrais Eléctricas Cachoeira Dourada S.A. (CDSA).

Endesa Brasil’s interest in these investees were contributed on October 25, 26 and 27, 2005 by Enersis S.A., Endesa Chile S.A., Chilectra S.A. and Endesa Internacional.

Contributions made by Enersis S.A. and its subsidiaries are detailed as follows:
•	Endesa Chile S.A., through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A., contributed its investment in Centrais Eléctricas Cachoeira Dourada S.A. (99.61%) and Compañía de Interconexión Energética S.A. (Cien) (45.00%), receiving in exchange an interest in Endesa Brasil S.A.: 4.18% for Edegel S.A. and 36.27% for Compañia Eléctrica Cono Sur S.A.

•	Chilectra S.A., through its subsidiaries Chilectra Inversud S.A. and Luz de Río S.A., contributed its investments as follows:
•	Chilectra S.A. contributed 10.33% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 4.65% interest in Endesa Brasil S.A.

•	Chilectra Inversud S.A. contributed 10.42% of its investment in Investluz S.A., receiving in exchange a 2.37% interest in Endesa Brasil S.A.

•	Luz de Río S.A. contributed 7.76% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 3.49% interest in Endesa Brasil S.A.
•	Enersis S.A., contributed to Endesa Brasil S.A. the following investments:
•	Its 48.82% interest in Central Generadora Termeléctrica Fortaleza S.A., receiving in exchange an 8.84% interest in Endesa Brasil S.A.

•	Its 15.61% interest in Investluz S.A., receiving in exchange a 3.55% interest in Endesa Brasil S.A.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
•	Its 18.10% interest in Ampla Energia e Servicos S.A., receiving in exchange an 8.15% interest in Endesa Brasil S.A.
To summarize the above, Enersis S.A. has a direct and indirect interest in Endesa Brasil S.A. amounting to 53.61%.

The transaction described above resulted in ThCh$6,197,172 (historic value) equity decrease as a result of the application of Technical Bulletin No. 72 of the Chilean Association of Accountants, for a business combination under the pooling of interest method (see note 22 e).

m)	On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of Inversiones Lo Venecia Ltda., for historical amounts of ThCh$ 8,360,472 and ThCh$ 82, (historic values) respectively. Lo Venecia Ltda was the owner of 25.001% of the paid-in capital of Compañía Eléctrica San Isidro S.A. As a result, Endesa-Chile now directly and indirectly owns 100% of the shares of Compañía Eléctrica San Isidro S.A.

In accordance with Technical Bulletin No.72 of Chilean Association of Accountants and the standards established in the Circular No.1697 of the Chilean Superintendency of Securities and Insurance, the Company recorded the acquisition under the purchase method, valuing the proportion of all assets and liabilities acquired of Compañía Eléctrica San Isidro S.A. from third parties as of July 31, 2005 at their respective fair values.

The difference determined by the Company between the fair value and the carrying value of Compañía Eléctrica San Isidro S.A. shareholders’ equity as of the acquisition date amounted to ThCh$ 6,645,776, and it is due to the higher economic value of property, plant and equipment compared to their carrying value. This amount assigned to the property, plant and equipment will be depreciated over 18 years, which was the estimated remaining useful life of these assets at the time of acquisition.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 12. Investments in Other Companies
     Investments in other companies at December 31, 2005 and 2006 are as follows:

	Number	Percentage	As of December 31,
Company	of shares	owned	2005	2006
		%	ThCh$	ThCh$
CDEC-SIC Ltda.	—	14.84%	226,109	136,234
CDEC-SING Ltda.	—	7.83%	109,131	152,709
Club de la Banca y Comercio	1	—	1,891	2,060
Club Empresarial	1	1.00%	5,365	23,044
Cooperativa Eléctrica de Chillán	—	—	14,135	14,135
Electrificadora de la Costa Atlántica	6,795,148	0.19%	23,330	91,500
Electrificadora del Caribe	42,784,058	0.71%	1,249,998	1,212,261
Empresa Eléctrica de Aysen S.A.	2,516,231	—	2,168,431	2,158,060
Empresa Eléctrica de Bogotá S.A. (1)	2,124,047	2.10%	37,604,403	20,188,918
Financiera Eléctrica Nacional S.A.	4,098	0.10%	108,609	110,256
Dardanelos Participaçóes S.A.	—	—	—	2,490

Total			41,511,402	24,091,667

(1)	See Note 14 (1).
Note 13. Goodwill
a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2005 and 2006, as follows:

	As of December 31,
	Amortization			Net Balance
	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chilectra S.A. (ex Elesur S.A.)	(6,806,415)	(6,806,450)	(6,806,528)	95,957,890	89,151,363
Codensa S.A.	(674,431)	(898,047)	(913,713)	10,626,895	9,898,552
Edegel S.A.	(33,655)	(29,869)	(30,390)	353,449	329,224
Emgesa S.A.	(1,325,994)	(1,176,819)	(724,050)	13,924,538	7,846,896
Empresa Eléctrica de Colina S.A.	(202,790)	(202,788)	(202,788)	2,179,973	1,977,185
Empresa Eléctrica Pangue S.A.	(183,157)	(183,157)	(183,157)	3,037,355	2,854,198
Empresa Nacional de Electricidad S.A.	(47,041,117)	(47,041,116)	(47,041,116)	589,973,222	542,932,105
Gasoducto Atacama Chile Ltda.	(5,226)	(5,225)	(5,226)	68,809	63,583
Inversiones Distrilima S.A.	(1,231)	(1,092)	(1,111)	9,831	8,891

Total	(56,274,016)	(56,344,563)	(55,908,079)	716,131,962	655,061,997

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2005 and 2006 as follows:

	As of December 31,
Company	Amortization			Net Balance
	2004	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa Costanera S.A.	2,855,914	2,534,616	2,578,829	(9,504,823)	(7,091,791)
Central Hidroeléctrica Betania S.A. (1)	5,520,336	5,415,785	1,681,106	(1,703,645)	(7,314,475)
Edegel S.A.	8,445,982	7,495,788	1,693,940	(23,447,324)	(22,162,386)
Edelnor S.A.	1,020,788	150,346	—	—	—
Emgesa S.A.	209,306	185,759	83,585	(2,226,482)	—
Inversiones Distrilima S.A.	25,832	22,927	23,326	(376,377)	(359,616)
Synapsis Soluciones y Servicios IT Ltda.	16,770	16,771	16,771	(201,937)	(88,049)

Total	18,094,928	15,821,992	6,077,557	(37,460,588)	(37,016,317)

Note 14. Other Assets
Other assets as of each year end are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Bond discount (Note 18)	18,122,213	14,824,231
Bond issuance cost	5,903,514	5,172,084
Deferred expenses	23,493,248	5,421,634
Bank fees and interest expense	16,294,953	7,767,199
Post-retirement benefits	2,997,785	2,893,528
Security deposits for judicial obligations	47,111,510	58,939,499
Recoverable taxes	31,194,724	72,208,739
Reimbursable contributions	1,007,208	815,229
Investment in Empresa Eléctrica de Bogotá S.A. (1)	39,598,937	—
Regulatory assets (Brazil)	61,672,226	71,047,279
Fair value derivative contracts	189,294	57,378,238
Others	6,265,515	3,521,903

Total	253,851,127	299,989,563

(1)	See Note 11 (i).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 15. Due to Banks and Financial Institutions
a) Short-term debt due to banks and financial institutions:

	Foreign currency
Financial Institution	US$		Other foreign currency		$ Readjusted		Ch$		As of December 31,
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ABN Amro Bank	—	—	—	6,772,464	—		—	—	—	6,772,464
Banco Av Villas	—	—	—	7,681,959	—		—	—	—	7,681,959
Banco Bayerische Landes	—	14,716	—	—	—		—	—	—	14,716
Banco BBVA	68,004,765	—	9,256,354	24,111,715	—		—	—	77,261,119	24,111,715
Banco BBVA Bhif	—	—	—	—	—		9	1	9	1
Bnp Paribas		—	—	23,608	—			—	—	23,608
Banco Continental	2,355,647	2,184	12,638,085	13,918,596	—		—	—	14,993,732	13,920,780
Banco Credicoop		—	—	172,258	—			—	—	172,258
Banco Crédito Perú	—	—	8,444,052	10,065,018	—		—	—	8,444,052	10,065,018
Banco Crédito e Inversiones	—	147,767	—	—	—		14,459	785	14,459	148,552
Banco de Bogotá	—	—	—	19,712,752	—		—	—	—	19,712,752
Banco de Chile	—	—	—	—	—		—	200,409	—	200,409
Banco de Galicia y Buenos Aires	570,880	591,097	—	—	—		—	—	570,880	591,097
Banco de la Ciudad de Buenos Aires	—	—	2,116,073	2,102,568	—		—	—	2,116,073	2,102,568
Banco de la Nación	—	—	—	22,647	—		—	—	—	22,647
Banco de la Provincia de Buenos Aires	1,241,702	1,347,575	—	—	—		—	—	1,241,702	1,347,575
Banco do Brasil	27,996	2,532,469	—	—	—		—	—	27,996	2,532,469
Banco do Nordeste do Brasil	—	—	—	94,087	—		—	—	—	94,087
Banco Estado	—	71,274	—	—	—			—	—	71,274
Banco Hipotecario	—	—	—	69,841	—		—	—	—	69,841
Banco Itau	1,217,109	1,023,677	957,931	685,710	—		—	—	2,175,040	1,709,387
Banco Popular	—	—	—	7,233,759	—		—	—	—	7,233,759
Banco Real	—	—	245,649	11,705	—		—	—	245,649	11,705
Banco Río de la Plata	—	—	—	245,920	—		—	—	—	245,920
Banco Safra	—	—	—	732,477	—		—	—	—	732,477
Banco Santander Central Hispano	113,782	115,767	2,955,910	4,566,626	—		—	—	3,069,692	4,682,393
Banco Santander Santiago	8,530	139	—	—	128	2,089	652	2,237	9,310	4,465
Banco Security	—	—	—	—	—		9,084	3,673	9,084	3,673
Bank Boston	51,175	—	—	39,757	—		—	—	51,175	39,757
Bancolombia		—	—	12,169,227	—			—	—	12,169,227
Barings	605,415	—	—	—	—		—	—	605,415	—
Bladex	615,357	2,439,560	—	—	—		—	—	615,357	2,439,560
Citibank N.A.	—	4,951	343,784	9,917,513	—		—	—	343,784	9,922,464
Citibank (Agencia Chile)	—	—	—	—	—		23	1	23	1
Comafi	—	—	7,178	19,625	—		—	—	7,178	19,625
Compagnie Belge de la Webstlb	3,789	—	—	—	—		—	—	3,789	—
Deutsche Bank	2,834	7,410	—	—	—		—	—	2,834	7,410
Interbank	—	—	—	1,335,224	—		—	—	—	1,335,224
JP Morgan	—	—	—	103,287	—		—	—	—	103,287
Standard Bank	30,722	34,747	—	—	—		—	—	30,722	34,747
Scotiabank — Perú	—	—	—	3,908,078	—		—	—	—	3,908,078
Unibanco	—	—	978,383	—	—		—	—	978,383	—

Total	74,849,703	8,333,333	37,943,399	125,716,421	128	2,089	24,227	207,106	112,817,457	134,258,949

Total principal	67,364,733	5,334,404	27,964,088	123,534,971	—	—	24,227	—	95,353,048	128,869,375

Weighted average annual interest rate	4.73%	6.80%	5.81%	7.91%	3.00%	3.00%	—	0.30%	5.10%	7.85%

	As of December 31,
	2005	2006
	%	%
Percentage of debt in foreign currency:	99.98%	99.84%
Percentage of debt in local currency:	0.02%	0.16%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b) Current portion of long-term debt due to banks and financial institutions:

		Foreign currency
		US$		Euros		Other foreign currency		Ch$		$ no Readjusted		As of December 31
Rut	Financial Institution	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Bancafe	—	—	—	—	1,203,288	1,224,653	—	—	—	—	1,203,288	1,224,653
Foreign	Banco Abn Amro Bank	929,278	36,246	—	—		—	—	—	—	—	929,278	36,246
Foreign	Banco Alfa	—		—	—	106,411	—	—	—	—	—	106,411	—
Foreign	Banco Bayerische Landes	8,026,740	661,430	—	—	—	—	—	—	—	—	8,026,740	661,430
Foreign	Banco BBVA	1,602	115,122	—	—	—	1,012,536	—	—	—	—	1,602	1,127,658
Foreign	Bnp Paribas		3,508,128	—	—		—		—		—	—	3,508,128
Foreign	Banco Colpatria	—	—	—	—	802,193	816,521	—	—	—	—	802,193	816,521
Foreign	Banco Continental	—	1,326,929	—	—	3,937	9,829,342	—	—	—	—	3,937	11,156,271
Foreign	Banco de Crédito (Perú)	—	—	—	—	3,034	10,125	—	—	—	—	3,034	10,125
Foreign	Banco Corfinsura	—	—	—	—	3,208,770	3,265,742	—	—	—	—	3,208,770	3,265,742
Foreign	Banco Davivienda	—	—	—	—	2,419,275	2,836,477	—	—	—	—	2,419,275	2,836,477
Foreign	Banco do Brasil	1,323,854	—	—	—	227,096	1,586,684	—	—	—	—	1,550,950	1,586,684
Foreign	Banco do Nordeste do Brasil	80,060	—	—	—	—	—	—	—	—	—	80,060	—
97.090.000-7	Banco Estado	—	—	—	—	—	—	1,825,596	386,869	—	—	1,825,596	386,869
Foreign	Banco Europeo de Investimentos	—	6,925,976	—	—	793,790	—	—	—	—	—	793,790	6,925,976
Foreign	Banco Interamericado de Desarrollo	11,608,238	—	—	—	—	—	—	—	—	—	11,608,238	—
Foreign	Banco Itau	—	—	—	—	1,856,924	—	—	—	—	—	1,856,924	—
Foreign	Banco Medio Crédito	—	—	—	—	1,841,361	2,028,368	—	—	—	—	1,841,361	2,028,368
Foreign	Banco Monte Paschi	175	12,427	—	—		—		—		—	175	12,427
Foreign	Banco Nacionale del Lavoro	—	—	—	—	606,534	—	—	—	—	—	606,534	—
Foreign	Banco Nacionale de Paris	3,493,888	—	—	—	1,243,640	—	—	—	—	—	4,737,528	—
Foreign	Banco Pactual	—	—	—	—	370,907	422,279	—	—	—	—	370,907	422,279
Foreign	Banco Safra	—	—	—	—	770,794	—	—	—	—	—	770,794	—
Foreign	Banco Santander Central Hispano	3,668,581	112,752	—	—	1,380,034	1,152,921	—	—	—	—	5,048,615	1,265,673
Foreign	Bancolombia	—	—	—	—	3,208,770	4,456,393	—	—	—	—	3,208,770	4,456,393
Foreign	Banesto	4,391,905	4,413,387	—	—	—	—	—	—	—	—	4,391,905	4,413,387
Foreign	Bank Boston	—	—	—	—	5,028,227	—	—	—	—	—	5,028,227	—
Foreign	Bank of Tokio - Mitsubishi	1,212	89,507	—	—	—	—	—	—	—	—	1,212	89,507
Foreign	Bndes	—	—	—	—	26,727,120	8,675,850	—	—	—	—	26,727,120	8,675,850
Foreign	Bradesco	—	—	—	—	887,144	28,739	—	—	—	—	887,144	28,739
Foreign	Caja de ahorros de galicia		24,853	—	—	—	—	—	—		—	—	24,853
Foreign	Caja de Ahorros y Monte de Piedad de Madrid	20,143	129,578	—		—	—	—	—	—	—	20,143	129,578
Foreign	Caixa General de Depósitos	—	—	728,517	823,824	—	—	—	—	—	—	728,517	823,824
Foreign	Citibank N.A.	1,010	2,249,817	—	—	—	—	—	—	355	—	1,365	2,249,817
97.008.000-7	Citibank (Agencia en Chile)	—	—	—	—	—	—	—	—	—	30	—	30
Foreign	Comafi	—	—	—	—	—	614,905	—	—	—	—	—	614,905
Foreign	Compagnie Belge de la Webstlb	2,110,853	3,863,683	—	—	—	—	—	—	—	—	2,110,853	3,863,683
Foreign	Conavi	—		—	—	2,005,482	2,041,089	—	—	—	—	2,005,482	2,041,089
Foreign	Credit Suisse First Boston	—	11,218	—	—	—	—	—	—	—	—	—	11,218
Foreign	Deutsche Bank A.G.	3,492,862	238,637	—	—	—	—	—	—	—	—	3,492,862	238,637
Foreign	Dresdner	505	24,854	—	—	—	—	—	—	—	—	505	24,854
Foreign	Export Develop. Corp.	1,733,770	1,800,708	—	—	—	—	—	—	—	—	1,733,770	1,800,708
Foreign	Granahorrar	—	—	—	—	1,203,288	1,224,653	—	—	—	—	1,203,288	1,224,653
Foreign	Hsbc	1,602	72,492	—	—	—	—	—	—	—	—	1,602	72,492
Foreign	Instituto crédito oficial	1,602	36,246	—	—	—	—	—	—	—	—	1,602	36,246
Foreign	International Fiance Corporation		4,725,494	—	—	—	—	—	—	—	—	—	4,725,494
Foreign	J.P. Morgan Chase Bank	93,751	13,405,136	—	—	—	—	—	—	—	—	93,751	13,405,136
Foreign	Kreditanstal Fur Weideraubau	8,273,583	300,064	—	—	—	—	—	—	—	—	8,273,583	300,064
Foreign	San Pedro IMI S.P.A.	1,212	86,990	—	—	—	—	—	—	—	—	1,212	86,990
Foreign	Scotiabank	—	—	—	—	—	91,477	—	—	—	—	—	91,477
Foreign	Skandinaviska Enskilda Banken	1,737,851	882,607	—	—	—	—	—	—	—	—	1,737,851	882,607
Foreign	Standard Bank	—	123,515	—	—	—	—	—	—	—	—	—	123,515
Foreign	Unibanco	1,085,185	—	—	—	9,511,991	8,466,259	—	—	—	—	10,597,176	8,466,259
Foreign	West LB	—	2,308,262	—	—	—	—	—	—	—	—	—	2,308,262

	Total	52,079,462	47,486,058	728,517	823,824	65,410,010	49,785,013	1,825,596	386,869	355	30	120,043,940	98,481,794

	Total principal	49,475,489	36,701,521	725,426	821,821	46,795,927	49,785,013	1,643,036	386,869	355	—	98,640,233	87,693,224

	Weighted average annual interest rate	10.27%	7.85%	3.45%	4.03%	11.66%	10.92%	9.00%	9.00%	0.00%	0.30%	11.06%	9.37%

	As of December 31,
	2005	2006
	%	%
Percentage of debt in foreign currency:	98.48%	99.61%
Percentage of debt in local currency:	1.52%	0.39%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 16. Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of December 31, 2006						Total	Annual
		After 1 year	After 2 years	After 3 years	After 5 years			Long-term	interest	Total
Financial		but within	but within	but within	but within			portion	rate	long-term
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2006	average	portion - 2005
		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$
Bancafe	$ Colom	—	—	—	—	—	—	—	—	1,145,385
ABN Amro Bank	US$	6,876,704	—	1,885,548	—	—	—	8,762,252	5.74%	15,800,986
	$ Arg	—	1,158,944	579,472	—	—	—	1,738,416	13.25%	—
Banco Alfa	Rs	—	—	—	—	—	—	—	—	6,706,488
Banco Bayerische Landes	US$	658,833	3,074,552	—	—	—	—	3,733,385	8.61%	—
Banco BBVA	US$	22,341,366	—	5,656,644	—	—	—	27,998,010	5.75%	14,380,375
	$ Colom	—	19,620,308	—	—	—	—	19,620,308	9.07%	—
Banco Colpatria	$ Colom	—	—	—	—	—	—	—	—	763,591
Banco Continental	US$	—	10,257,565	8,656,800	—	—	—	18,914,365	5.00%	—
	Soles	—	—	—	—	—	—	—	—	8,998,102
Banco Crédito Perú	Soles	16,990,017	—	—	—	—	—	16,990,017	5.00%	6,329,174
Banco Estado	US$	—	—	549,027	—	—	—	549,027	5.71%	—
	$ Reaj.	—	—	—		—	—	—	—	971,845
Banco Europeo de Investimentos	US$	—	4,436,583	8,873,167	8,873,168	—	—	22,182,918	18.33%	26,163,125
Banco Davivienda	$ Colom	—	7,502,299	—	—	—	—	7,502,299	9.07%	2,290,771
Banco de la Provincia de Buenos Aires	US$	—	—	—				—	—	523,263
Banco do Brasil	US$	198,064	198,064	307,650	235,237	8	1,478,200	2,417,215	4.31%	—
	Rs	8,228	1,480,913	2,961,826	4,841,762	—	—	9,292,729	16.25%	11,526,891
Banco do Nordeste do Brasil	Rs	—	4,100,034		—	—	—	4,100,034	8.61%	1,711,559
Banco Hipotecario	$ Arg	—	2,468,551	1,234,276	—	—	—	3,702,827	13.25%	—
Banco Interamericado de Desarrollo	US$	—	—	—	—	—	—	—	—	71,633,668
Banco Itau	Rs	—	—		—	—	—	—	—	22,181,363
Banco Medio Crédito	$ Arg	2,022,063	2,022,063	3,033,467	—	—	—	7,077,593	1.75%	8,209,989
Banco Monte Paschi	US$	2,357,727	—			—	—	2,357,727	5.75%	635,393
Banco Nacionale de Paris	US$	3,301,077	2,623,467	2,540,641	3,484,113	—	—	11,949,298	5.89%	14,204,026
	$ Arg	—	834,440	417,220	—	—	—	1,251,660	13.25%	—
Banco Pactual	Rs	—	—	7,723,508	—	—	—	7,723,508	15.58%	6,669,085
Banco Río de la Plata	$ Arg	—	8,692,082	4,346,041	—	—	—	13,038,123	13.25%	—
Bancolombia	$ Colom	—	23,071,588	—	—	—	—	23,071,588	9.07%	3,253,820
Banco Santander Central Hispano	US$	14,019,603	—	7,004,256	—	—	—	21,023,859	6.78%	29,475,836
	$ Colom	—	22,337,554	—	—	—	—	22,337,554	6.72%	—
	Rs	—	—	—	149,407,800	—	—	149,407,800	9.07%	—
Banesto	US$	2,168,434	—	399,293	—	—	—	2,567,727	14.84%	6,393,772
Bank Boston	$ Arg	7,822,874	—		—	—	—	7,822,874	6.66%	—
Bank Tokio — Mitsubishi	US$	16,504,090	—	5,872,925	—	—	—	22,377,015	14.05%	11,250,145
BNDES	US$	—	—	8,311,056	—	—	—	8,311,056	5.74%	—
	Rs	42,561,499	4,593,240	24,492,649	—	—	—	71,647,388	17.75%	67,537,292
Bradesco	Rs	—	—	10,670,762	—	—	—	10,670,762	13.80%	8,941,983
Caja de Ahorro de Galicia	US$	4,715,456	—		—	—	—	4,715,456	14.91%	—
Caja de Ahorros y Monte de Piedad de Madrid	US$	22,341,366	—	2,941,455	—	—	—	25,282,821	5.75%	10,298,927
Caixa General de Depósitos	Euros	—	—		—	—	—	—	—	725,880
Citibank N.Y.	US$	22,341,366	10,647,800	7,004,256	—	—	—	39,993,422	5.81%	12,209,458
Compagnie Belge de la Webstlb	US$	—	—		—	—	—	—	—	3,793,653
Comafi	$ Arg	304,223	579,472	289,736	—	—	—	1,173,431	13.25%	1,207,860
Conavi	$ Colom	—	—	—	—	—	—	—	—	1,908,976
Corfinsura	$ Colom	—	—		—	—	—	—	—	3,054,361
Credit Swiss First Boston	US$	4,565,624	9,126,686	2,279,390	—	—	—	15,971,700	11.12%	15,697,875
Deutsche Bank A.G.	US$	27,666,584	12,870,052	18,811,113	—	—	—	59,347,749	7.65%	8,985,785
Dresdner	US$	4,715,454	—	—	—	—	—	4,715,454	5.75%	1,853,221
Export Develop. Corp.	US$	1,535,300	1,535,300	2,909,218	2,286,675	—	—	8,266,493	6.42%	8,652,627
Granahorrar	$ Colom	—	—	—	—	—	—	—	—	1,145,405
HBSC	US$	13,753,408	—	3,771,096	—	—	—	17,524,504	5.74%	11,546,034
ING Bank	US$	—	—	7,240,504	—	—	—	7,240,504	5.71%	10,883,860
Instituto de Crédito Oficial	US$	6,876,704	—	2,684,134	—	—	—	9,560,838	5.74%	8,711,698
International Finance Corporation	US$	4,824,505	5,174,478	11,502,298	32,535,843	13	6,481,777	60,518,901	7.81%	—
J.P.Morgan Chase Bank	US$	—	—	—	—	—	—	—	—	13,081,563
	$ Arg	—	3,650,674	1,825,337	—	—	—	5,476,011	13.25%	—
Kreditanstal Fur Weideraubau	US$	436,853	—		—	—	—	436,853	4.85%	42,756,680
San Pablo IMI S.P.A.	US$	16,504,090	—	4,525,315	—	—	—	21,029,405	5.74%	11,250,144
Scotiabank	Soles	8,326,400	—	—	—	—	—	8,326,400	6.75%	—
Skandinaviska Enskilda Banken	US$	—	—	—	—	—	—	—	—	864,649
Standard Bank	US$	13,753,407	6,211,218	17,302,675	—	—	—	37,267,300	8.81%	10,465,249
The Royal Bank of Scotiand	US$	—	—	399,293	—	—	—	399,293	5.71%	—
Unibanco	Rs	10,056,608	8,137,099	8,957,085	12,887,636	—	—	40,038,428	9.99%	38,663,816
West LB	US$	—	8,518,240	—	—	—	—	8,518,240	6.45%	—

Totals		300,547,927	184,923,266	197,959,133	214,552,234		7,959,977	905,942,537		565,455,648

	As of December 31,
	2005	2006
	%	%
Percentage of debt in local currency:	2.71%	2.79%
Percentage of debt in foreign currency:	97.29%	97.21%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
In November 2004 the Company obtained a syndicated loan amounting to MUS$350 through overdraft (revolving) lines. In 2005, the amount of MUS$265 was prepaid; and MUS$80 was prepaid in 2006, leaving a balance of MUS$5.
In November 2006, the Company made a second withdrawal, this time of MUS$310, from the revolving line. The MUS$315 balance is due in November 2008. It is possible to prepay and draw down funds throughout the contract period. The interest (spread) depends on the corporate rating given by S&P. Currently, at BBB-, the interest spread is 0.375%.
On November 10, 2004, Endesa Chile entered into a new credit for MUS$250 million, with was used to prepaid a previous loan entered into on February 4, 2004.
The new Endesa Chile loan matures on November 11, 2010, and has a 0.375% Libor spread.
The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.
On January 26, 2006, Endesa Chile entered into a Revolving Facility for MUS$200, of which it has withdrawn MUS$85 at December 31, 2006.
On December 7, 2006, Endesa Chile entered into a Revolving Facility for MUS$200, of which it has withdrawn MUS$0 at December 31, 2006.
In the case of Endesa Chile’s revolving overdraft lines, it is possible to prepay and draw down funds throughout the contract period. These revolving overdraft lines mature on July 26, 2011 and on December 7, 2007, and have 0.300 and 0.250% Libor spreads, respectively.
The operations were carried out without warranties, endorsements, or investment or indebtedness restrictions.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 17. Other Current Liabilities
Other current liabilities are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Advances and guarantee on construction	43,233	47,394
Taxes payables	1,411,849	2,545,150
Contingencies — third party claims	7,048,506	23,406,960
Reimbursable contributions	1,743,750	1,049,136
Energy efficiency program (Brazil)	—	28,103,397
Azopardo provision	3,422,683	2,834,863
Accrued employees benefits — other	1,977,599	2,716,016
Fair value — derivative contracts	28,667,619	6,145,925
Emergency energy provision (Brazil)	3,896,892	7,863,307
Obligations of payment to third parties	—	10,961,026
Other current liabilities	4,689,616	5,178,343

Total	49,901,747	90,851,517

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 18. Bonds Payable
a) Details of the short-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2005	2006
				%		ThCh$	ThCh$
Bond N°269 — Enersis	B-1	28,356	UF	5.50%	06-15-2009	162,304	799,912
Bond N°269 — Enersis	B-2	1,935,000	UF	5.75%	06-15-2022	780,002	903,634
Yankee Bonds — Enersis	One	300,000,000	US$	6.90%	12-01-2006	157,881,378	—
Yankee Bonds — Enersis	Two	350,000,000	US$	7.40%	12-01-2016	816,622	1,025,253
Yankee Bonds — Enersis	Three	858,000	US$	6.60%	12-01-2026	2,469	2,512
Yankee Bonds II — Enersis	One	350,000,000	US$	7.38%	12-01-2014	6,190,577	6,298,562
Bonds Edelnor	One	4,981,900	Soles	9.61%	02-01-2011	5,271	6,779
Bonds Edelnor	I° Prog.	80,000,000	Soles	VAC + 7.5%	07-01-2006	13,681,226	—
Bonds Edelnor	I° Prog.	100,000,000	Soles	VAC + 6.9%	10-10-2006	16,744,396	—
Bonds Edelnor	I° Prog.	18,570,000	Soles	VAC + 6.2%	04-26-2007	35,002	3,458,582
Bonds Edelnor	I° Prog.	40,000,000	Soles	4.47%	09-11-2007	83,322	6,752,532
Bonds Edelnor	I° Prog.	30,000,000	Soles	5.86%	01-15-2008	123,474	131,616
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	01/15-2012	87,655	93,435
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5.4%	04-22-2014	33,089	35,637
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	06-01-2009	15,965	16,641
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6.5%	06-01-2014	12,405	13,129
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6.5%	06-01-2014	7,883	7,489
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	06-10-2010	19,689	20,476
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	06-08-2009	23,360	24,293
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.31%	01-05-2011	—	118,428
Bonds Edelnor	II° Prog.	4,000,000	Soles	7.84%	01-05-2013	—	25,406
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	01-05-2016	—	118,884
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	02-01-2011	—	97,386
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	02-01-2016	—	150,027
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	03-17-2009	—	60,782
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	05-22-2009	—	17,803
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	05-22-2013	—	19,946
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	08-31-2016	—	60,125
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-06-2013	—	38,808
Bonds Codensa	B3	50,000,000,000	$ Col.	8.84%	03-15-2009	61,851	58,262
Bonds Codensa	B5	200,000,000,000	$ Col.	10.05%	03-15-2011	274,893	266,338
Bonds Codensa	B8	250,000,000,000	$ Col.	10.24%	03-15-2014	349,342	338,869
Bonds Edesur	Five	40,000,000	$ Arg.	8.50%	04-05-2006	5,546,761	—
Bonds Edesur	Six	80,000,000	$ Arg.	10.41%	10-05-2007	3,456,707	10,436,461
Bonds Ampla	1° serie	290,000,000	Reales	CDI+1.2%aa	03-01-2008	4,027,908	3,288,428
Bonds Ampla	2° serie	110,000,000	Reales	IGP-M+11.4%	03-01-2010	2,338,356	2,663,888
Bonds Ampla	Unit	370,000,000	Reales	DI + 0.85% aa	08-01-2012	—	5,369,066
Bonds Coelce	Unit	88,500,000	Reales	CDI + 16%	02-20-2012	3,767,092	—
Bonds Endesa	E-1 y E-2	6,000,000	UF	6.20%	08-01-2006	112,915,513	—
Bonds Endesa	F	1,500,000	UF	6.20%	08-01-2022	700,457	699,850
Bonds Endesa	G	4,000,000	UF	4.80%	10-15-2010	725,487	724,858
Bonds Endesa	H	4,000,000	UF	6.20%	10-15-2008	933,940	933,132
Bonds Endesa	One	230,000,000	US$	7.88%	02-01-2027	3,537,645	3,604,972
Bonds Endesa	Two	220,000,000	US$	7.33%	02-01-2037	3,513,491	3,574,778
Bonds Endesa	Three	200,000,000	US$	8.13%	02-01-2097	734,801	785,969
Bonds Endesa	One	400,000,000	US$	7.75%	07-15-2008	7,434,687	7,564,374
Bonds Endesa	One	400,000,000	US$	8.50%	04-01-2009	4,447,731	4,525,315
Bonds Endesa	144A	400,000,000	US$	8.35%	08-01-2013	7,282,070	7,409,094
Bonds Endesa	144A	200,000,000	US$	8.63%	08-01-2015	3,760,949	3,826,553
Bonds Endesa Chile Internacional	Unit	150,000,000	US$	7.20%	04-01-2006	79,902,184	—
Bonds Edegel	One	30,000,000	US$	8.75%	06-03-2006	15,806,229	—
Bonds Edegel	Two	30,000,000	US$	8.41%	02-14-2007	503,052	16,480,993
Bonds Edegel	Three	30,000,000	US$	8.75%	06-13-2007	71,032	16,042,565
Bonds Edegel	Three A	50,000,000	Soles	4.13%	09-04-2006	7,726,866	—
Bonds Edegel	Three B	50,000,000	Soles	4.88%	10-30-2006	7,687,466	—
Bonds Edegel	Four A	50,000,000	Soles	4.75%	12-12-2006	7,643,621	—
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	01-26-2009	83,940	85,404
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%	02-27-2008	91,840	100,281
Bonds Edegel	6 B 2° issue	20,000,000	Soles	5.88%	06-18-2008	9,363	10,223
Bonds Edegel	7 A 2° issue	10,000,000	US$	7.33%	07-26-2009	126,819	167,150
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%	03-10-2008	62,547	68,296
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%	03-30-2008	63,386	69,212
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	01-06-2009	61,441	67,088
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	68,739	75,057
Bonds Edegel	11 A 2° issue	20,000,000	US$	3.71%	11-18-2012	73,979	75,311
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	—	52,365
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2010	—	44,397
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	—	28,193
Bonds Emgesa	A-1	15,000,000,000	$ Col.	9.36%	01-26-2007	54,716	190,202
Bonds Emgesa	B-7	19,500,000,000	$ Col.	9.13%	02-23-2007	3,529,370	—
Bonds Emgesa	B-10	229,825,000,000	$ Col.	10.30%	10-09-2009	1,136,232	—
Bonds Emgesa	B-10	60,000,000,000	$ Col.	9.87%	11-10-2009	182,356	94,157
Bonds Emgesa	C-10	8,928,433,000	$ Col.	10.25%	10-09-2009	85,905	50,992
Bonds Emgesa	C-10	15,889,565,000	$ Col.	10.62%	10-09-2009	46,530	1,156,693
Bonds Emgesa	B-1 2° issue	50,000,000,000	$ Col.	12.43%	07-26-2006	12,707,360	—
Bonds Emgesa	B-1	85,000,000,000	$ Col.	12.43%	07-26-2006	1,054,346	—
Bonds Emgesa	A-10	210,000,000,000	$ Col.	10.33%	02-23-2015	4,467,004	579,485
Bonds Emgesa	A-1	15,000,000,000	$ Col.	8.68%	07-26-2006	19,471,554	—
Bonds Betania	B	400,000,000,000	$ Col.	10.70%	11-10-2011	1,115,597	1,401,250

Total						526,349,244	113,207,598

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
     Details of the long-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2005	2006
						ThCh$	ThCh$
Bond N°269 — Enersis	B-1	28,356	UF	5.50%	06-15-2009	442,153	441,770
Bond N°269 — Enersis	B-2	1,935,000	UF	5.75%	06-15-2022	34,815,550	33,165,013
Yankee Bonds — Enersis	Two	350,000,000	US$	7.40%	12-01-2016	130,676,437	132,955,886
Yankee Bonds — Enersis	Three	858,000	US$	6.60%	12-06-2026	448,959	456,791
Yankee Bonds II — Enersis	One	350,000,000	US$	7.38%	12-01-2014	183,141,875	186,336,500
Bonds Edelnor	One	4,891,900	Soles	9.61%	02-01-2011	746,283	814,893
Bonds Edelnor	I° Prog.	18,570,000	Soles	VAC + 6,2%	04-26-2007	3,085,553	—
Bonds Edelnor	I° Prog.	40,000,000	Soles	4.47%	09-11-2007	6,102,188	—
Bonds Edelnor	I° Prog.	30,000,000	Soles	5.86%	01-15-2008	4,576,640	4,997,403
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	15-01-2012	3,051,093	3,331,602
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5.4%	22-04-2014	3,129,532	3,469,712
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	01-06-2009	4,576,640	4,997,403
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6.5%	01-06-2014	3,123,001	3,462,470
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6.5%	01-06-2014	6,235,159	6,912,916
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	10-06-2010	4,576,640	4,997,403
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	08-06-2015	3,051,093	3,331,602
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.31%	05-01-2011	—	3,331,602
Bonds Edelnor	II° Prog.	4,000,000	Soles	7.84%	05-01-2013	—	666,320
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	05-01-2016	—	2,998,442
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	01-02-2011	—	3,331,602
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	02-01-2016	—	4,530,979
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	03-17-2009	—	3,206,667
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	05-22-2009	—	2,498,702
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	05-22-2013	—	2,498,702
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	08-31-2016	—	2,498,702
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-06-2013	—	2,498,702
Bonds Codensa	B3	50,000,000,000	$ Col.	8.84%	03-15-2009	11,453,855	11,890,128
Bonds Codensa	B5	200,000,000,000	$ Col.	10.05%	03-15-2011	45,815,421	47,560,513
Bonds Codensa	B8	250,000,000,000	$ Col.	10.24%	03-15-2014	57,269,275	59,450,640
Bonds Edesur	Six	80,000,000	$ Arg.	10.41%	10-05-2007	10,353,091	—
Bonds Ampla	1° serie	290,000,000	Reales	CDI + 1.2% aa	03-01-2008	24,717,299	28,583,054
Bonds Ampla	2° serie	110,000,000	Reales	IGP-M+11.4% aa	03-01-2010	64,829,378	72,213,798
Bonds Ampla	Unit	370,000,000	Reales	DI + 0.85% aa	08-01-2012	—	92,134,846
Bonds Coelce	Unit	88,500,000	Reales	CDI + 16%	02-20-2012	14,842,630	—
Bonds Endesa	F	1,500,000	UF	6.20%	08-01-2022	27,528,422	27,504,570
Bonds Endesa	G	4,000,000	UF	4.80%	10-15-2010	73,409,124	73,345,520
Bonds Endesa	H	4,000,000	UF	6.20%	10-15-2008	73,409,124	73,345,520
Bonds Endesa	One	230,000,000	US$	7.88%	02-01-2027	107,729,807	109,608,986
Bonds Endesa	Two	220,000,000	US$	7.33%	02-01-2037	115,117,750	117,125,800
Bonds Endesa	Three	200,000,000	US$	8.13%	02-01-2097	21,148,177	21,517,074
Bonds Endesa	One	400,000,000	US$	7.75%	07-15-2008	209,305,000	212,956,000
Bonds Endesa	Unit	400,000,000	US$	8.50%	04-01-2009	209,305,000	212,956,000
Bonds Endesa	144A	400,000,000	US$	8.35%	08-01-2013	209,305,000	212,956,000
Bonds Endesa	144A	200,000,000	US$	8.63%	08-01-2015	104,652,500	106,478,000
Bonds Edegel	Two	30,000,000	US$	8.41%	02-14-2007	15,697,875	—
Bonds Edegel	Three	30,000,000	US$	8.75%	06-13-2007	15,697,875	—
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	01-26-2009	5,232,625	5,323,900
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%	02-27-2008	4,575,306	4,995,840
Bonds Edegel	6 B 2° issue	20,000,000	Soles	5.88%	06-18-2008	3,050,204	3,330,560
Bonds Edegel	7 A 2° issue	10,000,000	US$	8.50%	07-26-2009	5,232,625	5,323,900
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%	03-10-2008	3,411,653	3,725,230
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%	03-30-2008	3,919,512	4,279,769
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	06-01-2009	10,675,714	11,656,960
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	5,337,857	5,828,480
Bonds Edegel	11 A 2° issue	20,000,000	US$	3.71%	11-18-2012	10,465,250	10,647,800
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	—	4,163,200
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2013	—	4,163,200
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	—	4,995,840
Bonds Emgesa	B-10	229,825,000,000	$ Col.	10.30%	10-09-2009	52,647,645	54,652,729
Bonds Emgesa	B-10	60,000,000,000	$ Col.	9.87%	11-10-2009	13,744,473	14,268,154
Bonds Emgesa	C-10	8,928,433,000	$ Col.	10.25%	10-09-2009	3,686,110	2,243,172
Bonds Emgesa	C-10	15,889,565,000	$ Col.	10.62%	10-09-2009	2,071,243	3,992,085
Bonds Emgesa	A-10	250,000,000,000	$ Col.	10.33%	02-23-2015	48,106,194	59,450,686
Bonds Betania	B	400,000,000,000	$ Col.	10.70%	11-10-2011	68,723,204	95,121,057

Total						2,044,245,014	2,195,520,795

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

*	VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate (represents an inflation — indexed new Peruvian Sol).

Year	%
2005	1.05
2006	1.56
b)	Bonds payable consist of the following:
1.	Current bonds are as follows:
1.1 Domestic Bonds
On September 11, 2001, the Superintendency of Securities and Insurance registered the issue of adjustable bearer bonds of Enersis S.A. date June 14, 2001 in the Securities Register under No. 269. This placement was made in two series, as follows:

	Total amount	No. of bonds	Face value
Series	In UF	per series	In UF
B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000
The scheduled maturity of the Series B-1 bonds is 8 years, with no grace period; interest and principal are payable semi-annually. Annual interest is 5.5%, compounded semi-annually.
The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually. Annual interest is 5.75%, compounded semi-annually.
On November 2003, these series were voluntarily exchanged for shares in connection with Enersis’ capital increase approved on March 31, 2003. Holders converted ThCh$63,656,587 (historical) into the equivalent of 893,612,466 first issue shares; the amounts underwritten were determined by experts and the following amounts were capitalized Ch$46,964,178,894 for series B1 and Ch$7,028,065,024 (historical) for series B2. (See Note 22 (a)).
1.2 International Bonds (Yankee Bonds)
On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued and placed Yankee Bonds for US$800 million in the US market. This placement was made in three series, as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate
1	300,000,000	10	6.90%
2	350,000,000	20	7.40%
3	150,000,000	30	6.60%
Interest is payable on a semi-annual basis and principal is due upon maturity. The Series 3 bond holders have a pre-redemption option in year seven, which was exercised by nearly all holders in November 2003 for US$149,142,000.
During the second quarter of 2004, UF/US$ swap contracts were entered into for US$100,000,000 associated with the series the tranche 1 bond and US$250,000,000 associated with tranche 2.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
During November, 2006 US$ 300 million from series one of the Yankee Bonds were paid off. This operation meant liquidating swap for US$ 100 million associated with this bond.
During November, 2001, Enersis Internacional a 100% subsidiary of Enersis made a Tender Offer for total or partial cash purchase of the series 2 Yankee Bonds, with a face value of ThUS$ 350,000 maturing at 20 years in 2016, issued by the agency of the parent Enersis S.A. As a result of this offer, which expired on November 21, 2001, series 2 bonds for ThUS$ 95,536, with a face value of ThUS$ 100,266, were bought.
As a result of the liquidation of Enersis Internacional S.A. on September 21, 2006, the parent Enersis S.A. was allocated its assets and liabilities, which included such bonds among its assets.
Given the above, at December 31, 2006 the bonds are presented net of the repurchase.
1.3 International Bonds (Yankee Bonds II)
On November 24, 2003, the Company, through its Cayman Islands Agency, issued and placed Yankee Bonds on the American market for US$350 million. This placement was made in a single tranche, whose features are as follows:

	Total amount	Years to	Stated annual
Series	in US$	Maturity	interest rate
1	350,000,000	10	7.375%
Interest is paid semi-annually and amortization of capital is a single installment at the end of the term.
During the second half of 2004, debts have been re-denominated through US$/UF swap contracts for the total of this issue.
1.4 Bonds of Chilectra S.A.
On October 13, 2003, Chilectra S.A. registered, in the Superintendency of Securities and Insurance, 2 lines of bonds corresponding to Nº 347 and 348 for a maximum line amount of UF4,200,000 and UF4,000,000 respectively; the placement has a maturity of 10 years from August 22, 2003. To date, the placement of the related bonds has not been made.
1.5 Edelnor Bonds (Subsidiary of Distrilima S.A.)

First issue
Date of Issue	: March 1, 1996
Number of bonds subscribed	: 48,919 bonds.
Face value	: S/. 100 (100 new soles) each
Redemption term	: 15 years
Interest rate	: 9.61% annual
Interest payment	: Annually, on coupon maturity
Principal amortization	: Amortization of total principal upon maturity

First program of Corporate Bonds
First issue
Date of Issue	: October 29, 2001
Number of bonds subscribed	: 146,300 bonds.
Face value	: 30,000 new soles each
Redemption term	: 5 years
Interest rate	: 7.50% annual
Interest payment	: Semi-annual

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Second issue
Date of Issue	: October 19, 2001
Number of bonds subscribed	: 20,000 bonds.
Face value	: 5,000 new soles each
Redemption term	: 5 years
Interest rate	: 6.9% annual + VAC
Interest payment	: Semi-annual

Fifth issue
Date of issue	: March 1, 2003
Number of bonds subscribed	: 3,714 bonds.
Face value	: 5,000 (new soles each)
Redemption term	: 4 years
Interest rate	: 6.2 % annual + VAC
Interest payment	: Semi-annual

Sixth issue
Date of issue	: September 12, 2003
Number of bonds subscribed	: 8,000 bonds.
Face value	: 5,000 new soles each
Redemption term	: 4 years
Interest rate	: 4.47% annual
Interest payment	: Semi-annual

Seventh issue
Date of issue	: January 16, 2004.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 4 years.
Interest rate	: 5.86%.
Interest payment	: Semi-annual.

Eighth issue
Date of issue	: January 16, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 8 years.
Interest rate	: 6.25%.
Interest payment	: Semi-annual.

Ninth issue
Date of issue	: April 22, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: VAC + 5.4%.
Interest payment	: Semi-annual.

Tenth issue
Date of issue	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 5 years.
Interest rate	: 8.56%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Eleventh issue
Date of issue	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Twelfth issue
Date of issue	: June 24, 2004.
Number of bonds subscribed	: 8,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Thirteenth issue
Date of issue	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: 7.38%.
Interest payment	: Semi-annual.

Fourteenth issue
Date of issue	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 15 years.
Interest rate	: 8.75%.
Interest payment	: Semi-annual.

Second program of Corporate Bonds
First issue
Date of Issue	: January 5, 2006
Number of bonds subscribed	: 4,000 bonds
Face value	: 5,000 new soles each
Redemption term	: 5 years
Interest rate	: 7.31%
Interest payment	: Semi-annual

Second issue
Date of Issue	: January 5, 2006
Number of bonds subscribed	: 800 bonds
Face value	: 5,000 new soles each
Redemption term	: 7 years
Interest rate	: 7.84%
Interest payment	: Semi-annual

Third issue
Date of issue	: January 5, 2006
Number of bonds subscribed	: 3,600 bonds
Face value	: 5,000 new soles each
Redemption term	: 10 years
Interest rate	: 8.16%
Interest payment	: Semi-annual

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Fourth issue
Date of issue	: February 1, 2006
Number of bonds subscribed	: 4,000 bonds
Face value	: 5,000 new soles each
Redemption term	: 5 years
Interest rate	: 7.06%
Interest payment	: Semi-annual

Fifth issue
Date of issue	: February 1, 2006.
Number of bonds subscribed	: 5,440 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: 8.00%.
Interest payment	: Semi-annual.

Sixth issue
Date of issue	: March 17, 2006.
Number of bonds subscribed	: 3,850 bonds.
Nominal value	: 5,000 new soles each.
Term	: 3 years.
Interest rate	: 6.63%
Interest payment	: Semi-annual.

Seventh issue
Date of issue	: May 22, 2006.
Number of bonds subscribed	: 3,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 3 years.
Interest rate	: 6.75%.
Interest payment	: Semi-annual.

Eight issue
Date of issue	: May 22, 2006.
Number of bonds subscribed	: 3,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 7 years.
Interest rate	: 7.56%.
Interest payment	: Semi-annual.

Third issue — Series B
Date of issue	: August 31, 2006.
Number of bonds subscribed	: 3,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 10 years.
Interest rate	: 7.22%.
Interest payment	: Semi-annual.

Tenth issue — Series B
Date of issue	: October 6, 2006.
Number of bonds subscribed	: 3,000 bonds.
Nominal value	: 5,000 new soles each.
Term	: 7 years.
Interest rate	: 6.66%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
1.6 Codensa S.A. issued bonds on March 11, 2004.

First Issue
Issuer	: Codensa.
Issued securities	: Securities negotiable in Colombian pesos.
Amount issued	: 500,000,000,000 Colombian pesos.
1st principal payment	: Maturity in 2009 for 50,000,000,000 Colombian pesos.
Nominal interest rate	: 8.84% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year end is ThCh$58,262 (ThCh$61,851 in 2005), and it is presented in current liabilities.
2nd principal payment	: Maturity in 2011 for 200,000,000,000 Colombian pesos.
Nominal interest rate	: 10.05% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year end is ThCh$266,338 (ThCh$274,893 en 2005), and it is presented in current liabilities.
3rd principal payment	: Maturity in 2014 for 250,000,000,000 Colombian pesos.
Nominal interest rate	: 10.24% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year-end is ThCh$338,869
(ThCh$349,342 in 2005), and it is presented in the current liabilities.
1.7 Edesur S.A.
On October 5, 2004, under its medium-term certificate of indebtedness issue program, the Company issued negotiable bonds in Argentinean pesos for a total of ThUS$40,302 in two series — 18 month (class 5) and 3 years (class 6), respectively.

Issuer	: Edesur S.A.
Issued securities	: Negotiable bonds in Argentinean pesos.
Amount issued	: ThUS$13,434.
Principal due	: Maturity in 2006.
Nominal interest rate	: 8.50% average annual rate.
Interest payment	: Semi-annual.

This issue has been redeemed through payment at December, 2006

Issuer	: Edesur S.A.
Issued securities	: Negotiable bonds in Argentinean pesos.
Amount issued	: ThUS$26,868.
Principal due	: Maturity in 2007.
Nominal interest rate	: 10.41% minimum annual nominal rate.
Interest payment	: Quarterly.
1.8 Ampla Energía e Servicos S.A.
On March 01, 2005, the Company issued bonds in reales for a total amount of R$400,000,000 in two series.

First Series
Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable bonds in Brazilian reales.
Amount issued	: R$290,000,000.
Principal due	: Maturity in 2008.
Nominal interest rate	: CDI + 1.2% per annum
Interest payment	: Semi-annual.
Principal due	: Maturity in 2008.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Second Series
Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable bonds in Brazilian reales.
Amount issued	: R$110,000,000.
Principal due	: Maturity in 2010.
Nominal interest rate	: IGP — M + 11.4% per annum
Interest payment	: Annual.
On August 1, 2006, the Company issued bonds in reales for R$370,000,000.00 in a single series.

Issuer	: Ampla Energía e Servicos S.A.
Issued securities	: Negotiable bonds in Brazilian reales.
Amount issued	: R$370,000,000.
Principal due	: Maturity in 2012
Nominal interest rate	: DI + 0.85% per annum
Interest payment	: Semi-annual.
1.9 Coelce S.A.
On February 29, 2004, the Company issued bonds in reales for a total amount of MR$88,500 in a 12-year term series.

Issuer	: Coelce S.A.
Issued securities	: Negotiable bonds in Brazilian reales.
Amount issued	: ThR$88,500.
Principal due	: Maturity in 2012.
Nominal interest rate	: CDI average annual rate + 16%.
Interest payment	: Semi-annual.
This issue has been fully redeemed through payment at December 31, 2006.
1.10 Endesa Individual
Our subsidiary Endesa Chile S.A. currently has two outstanding public bond issues on the domestic market on the following dates:
•	On August 9, 2001, it registered the fourth bond issue of U.F. 7,500,000 under No.264; this was totally placed at December 31, 2001.

Series E-1 and E-2 were totally redeemed through payment at July 31, 2006.

•	On November 26, 2002, it registered the fifth bond issue of U.F. 8,000,000 under Nos. 317 and 318 and then amended it on October 2, 2003; this issue was totally placed at December 31, 2003.
Risk rating of the last two bond issues is as follows at the date of these financial statements is as follows:

Category
- Feller-Rate Clasificadora de Riesgo Ltda.	A+
- Comisión Clasificadora de Riesgo	A+
- Fitch Chile Clasificadora de Riesgo Ltda.	A+

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Issuance Terms

Fourth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento (UF-Inflation Index-linked Units of Account)
Issuance Value (1)	:	Up to seven and a half million (UF7,500,000) divided into:
Series E-1: 1,000 bonds at UF1,000 each.
Series E-2: 500 bonds at UF10,000 each.
Series F: 150 bonds at UF10,000 each.
Adjustment base	:	Variation in the UF
Amortization period	:	Series E-1 and E-2: August 1, 2006.
Series F: August 1, 2022.
Early redemption	:	Only for Series F, beginning February 1, 2012.
Nominal interest rate	:	6.20% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendency of Securities and Insurance
Security	:	There is no specific security, other than the general security of all the issuer’s properties
Interest payment	:	Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at year end is ThCh$699,850 (ThCh$3,502,284 in 2005) and it is presented in current liabilities.

Fifth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Dematerialized bearer bonds in local currency, expressed in Unidades de Fomento (UF-Inflation Index-linked Units of Account)
Amount of issue	:	Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
	-	Series G: 4,000 bonds U.F. 1,000 each.
	-	Series H: 4,000 bonds U.F. 1,000 each.
Adjustment base	:	Variation in Unidad de Fomento.
Amortization period	:	Series G: October 15, 2010.
Series H: Semi-annually and successively as of April 15, 2010.
Early redemption	:	Only for series G bonds, as of October 16, 2004.
Nominal interest rate	:	Series G: 4.8% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be applied every six months will be 2.3719%.
	:	Series H: 6.2% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be paid every six months will be 3.0534%.
Placement deadline	:	36 months as of date of registration in Securities Register of the Superintendency of Securities and Insurance.
Security	:	No specific security, except for general security of all the issuer’s properties.
Interest payment	:	Interest will be paid semi-annually, due on April 15 and October 15 of each year starting from April 15, 2004. Interest accrued at year-end is ThCh$1,657,990 (ThCh$1,659,429 in 2005) an it is presented in current liabilities.
a.2 The Company has issued and placed four public offerings of bonds in the international market as follows:
The risk ratings of these bond issues at the date of these financial statements is as follows:

Rating entity	Category
-Standard & Poor’s	BBB-
-Moodys Investors Services	Baa3
-Fitch	BBB

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

First Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Series 1: US$230,000,000
Series 2: US$220,000,000
Series 3: US$200,000,000
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.88% annually
Series 2: 7.33% annually
Series 3: 8.13% annually
Interest Payments	:	Interest will be paid semi-annually on February 1 and August 1 every year, starting January 27, 1997. Accrued interest at year end is ThCh$11,197,384 (ThCh$11,005,411 in 2005), and it is presented in current liabilities.

Second Issue

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000)
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on July 15, 2008
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payment	:	Interest will be paid semi-annually on January 15 and July 15 of each year, starting January 15, 1999. Accrued interest at year end is ThCh$7,564,374 (ThCh$7,434,687 in 2005), and it is presented in current liabilities.

Third Issue

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$(Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000).
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.50% annually
Interest Payment	:	Interest will be paid semi-annually on October 1 and April 1 of each year, starting October 1, 1999. Accrued interest at year end is ThCh$4,525,315 (ThCh$4,447,731 2005), and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Fourth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Electronic bonds expressed in US dollars on the American and European markets, under “Rule 144A” and “Regulation S”.
Amount of issue	:	Six hundred million US dollars (US$600,000,000) divided into:
Series August 1, 2013: US$400,000,000
Series August 1, 2015: US$200,000,000
Adjustment	:	Variation in US dollar.
Principal due	:	Series of US$400 millions total maturity on August 1, 2013.
	:	Series of US$200 millions total maturity on August 1, 2015.
Nominal interest rate	:	Series of US$400 millions 8.35% per year.
Series of US$400 millions 8.63% per year.
Payment of interest	:	Interest will be paid semi-annually on February 1 and August 1 each year starting from July 23, 2003. Interest accrued at year-end was ThCh$11,235,647 (ThCh$11,043,019 in 2005) and it is presented in current liabilities.
Repurchase of Endesa Chile Internacional Bonds
Endesa Chile Internacional, 100% a subsidiary of Endesa Chile, made a tender offer in November 2001, for the total or partial purchase, in cash, of the first issue of the following bond series in US dollars (Yankee Bonds).
•	Series 1: ThCh$230,000 at 30 years, maturing in 2027.

•	Series 3: ThCh$200,000 at 100 years, maturing in 2097.
As a result of the offer which expired on November 21, 2001, series 1 and series 3 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series.
1.11 Subsidiaries of Endesa Chile S.A.
b.1 Endesa Chile Internacional issued Yankee Bonds on April 1, 1996.
Risk rating of the bond issue is as follows at the date of these financial statements:

Category
- Standard & Poor’s	BBB-
- Moodys Investors Services	Baa 3
Issue Terms
First Issuance

Issuer	:	Endesa Chile Internacional.
Securities issued	:	Marketable bonds denominated in US$(150,000 bonds).
Issuance Value	:	One hundred and fifty million US Dollars (US$150,000,000):
Principal due	:	Maturity as of April 1, 2006
Nominal interest rate	:	7.2 % per year in arrears.
Interest Payment	:	Interest will be paid semi-annually in arrears starting October 1, 1996. Accrued interest at year end is ThCh$0 (ThCh$1,412,809 in 2005).
Security	:	Security from Empresa Nacional de Electricidad S.A.
This issue has been fully redeemed through payment at December 31, 2006.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b.2. Edegel S.A. has made twenty bond issues on June 4, 1999, February 15, 2000, June 14, 2000, November 27, 2000, August 22, 2001, June 6, 2003, September 4, 2003, October 29, 2003, December 12, 2003, January 26, 2004, February 27, 2004, June 18, 2004, July 26, 2004, March 10, 2005, March 30, 2005, June 1, 2005, October 21, 2005, November 18, 2005, and the last three issues on November 18, 2006.
Current issues are as follows:
Terms of Issue

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in US$(110,000 bonds).
Issuance value	:	One hundred and ten million US dollars (US$110,000,000)
Principal due	:	June 3, 2006, February 14, 2007, June 13, 2007, and November 21, 2005, respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75% and 8.44% per year
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$708,922 (ThCh$682,437), and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new soles (10,000 bonds).
Issuance value	:	Fifty million New Soles (NS50,000,000)
Principal due	:	Maturity at September 4, 2006.
Nominal interest rate	:	4.13% annually
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$0 (ThCh$101,356 in 2005) and it is presented in current liabilities.

At December 31, 2006, this issue has been fully redeemed through payment.

Issuer	:	Edegel S.A.
Securities issued	:	Negotiable Bonds in New Peruvian Soles (10,000 bonds)
Amount of issuance	:	Fifty million new Peruvian soles (NS50,000,000).
Principal due	:	Total maturity at October 30, 2006.
Nominal interest rate	:	4.88% per year.
Interest payment	:	Interests will be paid semi-annually. Interest accrued at year-end is ThCh$0 (ThCh$61,956 in 2005) and it is presented in current liabilities.
At December 31, 2006, this issue has been fully redeemed through payment

Issuer	:	Edegel S.A.
Securities issued	:	Negotiable bonds in new Peruvian soles (10,000 bonds)
Amount of issue	:	Fifty million new Peruvian soles (NS50,000000).
Principal due	:	Total maturity at December 12, 2006.
Nominal interest rate	:	4.75% per year.
Interest payment	:	Interests will be paid semi-annually. Interest accrued at year-end is ThCh$0 (ThCh$18,110 in 2005) and it is presented in current liabilities.
At December 31, 2006, this issue has been fully redeemed through payment

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in US dollars (10,000 bonds.)
Amount issued	:	Ten million US dollars (US$10,000,000.)
Principal due	:	Total maturity on January 26, 2009.
Nominal interest rate	:	3.75% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$85,404 (ThCh$83,940 in 2005) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (6,000 bonds.)
Amount issued	:	Thirty million new Peruvian soles (NS 30,000,000.)
Principal due	:	Total maturity on February 27, 2008.
Nominal interest rate	:	5.88% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$100,281 (ThCh$91,840 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (4,000 bonds.)
Amount issued	:	Twenty million new Peruvian soles (NS 20,000,000.)
Principal due	:	Total maturity on June 18, 2008.
Nominal interest rate	:	5.88% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$10,223 (ThCh$9,363 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in US dollars (10,000 bonds.)
Amount issued	:	Ten million US dollars (US$10,000,000.)
Principal due	:	Total maturity on July 26, 2009.
Nominal interest rate	:	8.5% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$167,510 (ThCh$126,819 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (4,474 bonds)
Amount of issue	:	Twenty two million three hundred seventy thousand new Peruvian soles (NS22,370,000).
Principal due	:	Total maturity on March 10, 2008.
Nominal interest rate	:	6.00% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$68,296 (ThCh$62,547 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,140 bonds)
Amount of issue	:	Twenty five million seven hundred thousand new Peruvian soles (NS25,700,000).
Principal due	:	Total maturity on March 30, 2008.
Nominal interest rate	:	6.47%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$69,212 (ThCh$63,386 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (14,000 bonds)
Amount of issue	:	Seventy million new Peruvian soles (NS70,000,000).
Principal due	:	Total maturity on June 1, 2009.
Nominal interest rate	:	6.91%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$67,088 (ThCh$61,441 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (7,000 bonds)
Amount of issue	:	Thirty five million new Peruvian soles (NS35,000,000).
Principal due	:	Total maturity on October 21, 2010.
Nominal interest rate	:	6.72%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$75,057 (ThCh$68,739 in 2005) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in US dollars (20,000 bonds)
Amount of issue	:	Twenty million US dollars (US$20,000,000).
Principal due	:	Total maturity on November 18, 2012.
Nominal interest rate	:	3.71%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$75,311 (ThCh$73,979 in 2005) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty Five million new Peruvian soles (NS25,000,000).
Principal due	:	Total maturity on October 20, 2013.
Nominal interest rate	:	6.47%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$52,365 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty five million new Peruvian soles (NS25,000,000).
Principal due	:	Total maturity on October 27, 2010.
Nominal interest rate	:	6.09%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$44,397 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in Peruvian Soles (6,000 bonds)
Amount of issue	:	Twenty five million Peruvian Soles (S/. 30,000,000).
Principal due	:	Total maturity on November 27, 2011.
Nominal interest rate	:	6.16%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$28,193 and it is presented in current liabilities.
b.3 Emgesa S.A. has made three bond issues on October 8, 1999, July 9, 2001 and February 23, 2005, which completes the first issue, and on February 26, 2003 for the second and February 23, 2005 for the third:
First Issue

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance Value	:	$Col 530,000,000,000
Principal due	:	Maturities between 2004 and 2009 amounting to Col$449,554,880.000
Interest nominal rate	:	8.97% per year average rate
Interest payment	:	Interest will be paid on a quarterly and yearly basis. Accrued interest at year end is ThCh$1,492,044 (ThCh$1,598,953 in 2005) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Second Issue
Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 50,000,000,000
Principal due	:	Maturity on July 26, 2006.
Nominal interest rate	:	12.43% annual average rate
Interest payment	:	Interest will be paid annually. Accrued interest at year end is ThCh$0 (ThCh$1,784,508 in 2005) and it is presented in current liabilities.
At December 31, 2006, this issue has been fully redeemed through payment.
Third Issue

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 250,000,000,000
Principal due	:	Maturity at February 23, 2015.
Nominal interest rate	:	Consumer Price Index + 5.04% per quarter (10.33%)
Interest payment	:	Interest will be paid annually. Accrued interest at year end is ThCh$579,485 (ThCh$523,342 in 2005) and it is presented in current liabilities.
b.4 Central Hidroeléctrica Betania S.A. E.S.P. issued bond on November 11, 2004, completing the first issue.

First issue
Issuer	:	Central Hidroeléctrica Betania S.A. E.S.P.
Issued securities	:	Bonds in Colombian pesos.
Amount issued	:	400,000,000,000 Colombian pesos.
Principal due	:	Maturity between 2009 and 2011, for 400,000,000,000 Colombian pesos.
Nominal interest rate	:	Consumer Price Index + 6.29% (10.70%) per annum.
Interest payment	:	Quarterly. Interest accrued at year end is ThCh$1,401,205 (ThCh$1,115,596 in 2005) and it is presented in current liabilities.
Deduction of the bond placements of Enersis and subsidiaries has been deferred in the same period as the respective issues. The long-term deferred value at December 31, 2005 is ThCh$18,122,213 and ThCh$14,824,231 in 2006 and it is presented in Other Long Term Assets (Note 14). The balance for deductions in short term bond placements classified under Other current assets is ThCh$973,620 (ThCh$975,562 in 2005) (Note 9)
Note 19. Accrued Expenses
(a) Short-term accruals:
Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Bonus and other employee benefits	35,332,828	39,434,992
Litigation and other contingencies	13,292,127	11,942,680
Energy purchases from others	822,448	—
Post-retirement benefits foreign subsidiaries	17,489,940	9,058,164
Post-retirement benefits local subsidiaries	991,044	1,109,950
Suppliers and services	5,763,474	15,969,804
Others	1,844,259	1,835,044

Total	75,536,120	79,350,634

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(b) Long-term accruals:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Post-retirement benefits-local subsidiaries	15,763,109	15,916,543
Employee and retired personnel benefits (Ampla-Coelce)	30,760,217	32,796,639
Severance indemnity (Note 20)	13,450,029	14,618,570
Legal, labor and tax contingencies (Ampla, Coelce and Cien)	254,401,205	166,933,247
Post-retirement benefits-foreign subsidiaries	68,441,868	71,761,136
Regulatory contingencies (Brazil)	24,353,683	21,759,376
Other	1,537,568	1,161,491

Total	408,707,679	324,947,002

Note 20. Severance Indemnities
Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Opening balance as of January 1	11,648,577	13,450,029
Increase in accrual	2,781,974	3,396,098
Transfer to short-term	(47,310)	(186,306)
Payments during the period	(933,212)	(2,041,251)

Total	13,450,029	14,618,570

Note 21.	Minority Interest
(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2005			As of December 31, 2006
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Aguas Santiago Poniente	2,175,170	45.00%	978,827	4,465,413	21.12%	943,299
Ampla Energía e Servicios S.A.	448,933,206	8.07%	36,215,022	481,905,893	8.07%	38,874,897
Ampla Investimentos	36,019,322	8.07%	2,905,645	40,805,135	8.07%	3,291,711
Cam Argentina S.A.	333,667	0.001%	4	317,868	0.001%	4
Cam Brasil S.A.	861,876	0.0001%	1	3,306,198	0.0001%	5
Cam Colombia S.A.	2,169,447	0.001%	29	2,964,877	0.001%	40
Capital de Energía S.A.	360,943,855	49.00%	176,862,489	—	—	—
Central Hidroeléctrica Betania S.A.	374,886,708	14.38%	53,900,461	338,438,193	0.01%	20,448
Central Cachoeira Dourada	331,584,644	0.39%	1,306,841	330,607,802	0.39%	1,302,991
Chilectra S.A. (ex Elesur S.A.)	481,233,183	1.76%	8,406,794	689,197,708	0.92%	6,270,631
Cía. Peruana de Electricidad S.A.	22,076,683	49.00%	10,817,575	21,352,538	49.00%	10,462,743
Codensa S.A.	569,255,183	78.19%	445,074,460	524,261,128	78.19%	409,895,674
Comercial Mercosur S.A.	8,970,421	0.02%	145	11,069,163	0.02%	1,018
Companhia Energetica Do Ceara — Coelce	442,881,698	41.14%	182,187,512	456,001,503	41.14%	187,584,584
Constructora y Proyectos Los Maitenes S.A.	(1,783,821)	45.00%	(802,719)	(1,477,728)	45.00%	(672,375)
Edegel S.A.	440,365,430	36.44%	160,485,896	464,027,142	44.56%	206,758,769
Edelnor S.A.	147,162,202	40.00%	58,864,881	141,565,767	40.00%	56,626,307
Edesur S.A.	473,552,393	34.11%	161,499,865	458,422,125	34.11%	156,337,020
Chilectra S.A.	17,483,801	0.001%	188	—		—
Emgesa S.A.	595,283,825	51.52%	306,671,773	618,289,529	76.55%	473,281,467
Empresa Eléctrica Pangue S.A.	97,690,887	5.02%	4,900,370	116,788,312	5.00%	5,858,335
Endesa S.A.	1,676,746,264	40.02%	671,018,358	1,794,309,851	40.02%	718,066,218
Endesa Argentina S.A.	41,485,034	0.01%	4,148	39,793,197	0.01%	3,979
Endesa Brasil S.A.	933,041,318	28.48%	265,753,122	1,005,342,841	28.48%	286,346,373
Central Endesa Costanera S.A.	143,443,519	35.74%	51,259,409	139,758,763	35.74%	49,942,665
Generandes Perú S.A.	256,441,790	40.37%	103,523,037	235,060,927	40.37%	94,891,793
Hidroeléctrica El Chocón S.A.	171,383,120	34.81%	59,658,465	188,190,814	34.81%	65,509,222
Hidroinvest S.A.	68,639,517	30.07%	20,639,903	76,517,705	30.07%	23,008,874
Inversiones Distrilima S.A.	88,364,078	31.61%	27,931,883	78,665,631	31.61%	24,866,206
Pehuenche S.A.	212,394,646	7.35%	15,611,006	216,562,914	7.35%	15,917,374
Soc. Agrícola de Cameros Ltda.	7,406,552	42.50%	3,147,784	7,366,591	42.50%	3,130,801
Soc. Agrícola Pastos Verdes Ltda.	66,719,139	45.00%	30,023,613	69,880,794	45.00%	31,446,358
Túnel El Melón S.A.	(10,732,330)	0.05%	(5,366)	(8,966,075)	0.05%	(4,483)

Total			2,858,841,421			2,869,962,948

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2004			As of December 31, 2005			As of December 31, 2006
Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$
Aguas Santiago Poniente	114,918	45.00%	51,713	87,119	45.00%	39,203	100,158	41.70%	41,767
Ampla Energía e Servicios S.A.	32,747,274	18.77%	6,148,174	8,256,002	37.50%	3,096,128	(25,141,747)	8.07%	(2,028,162)
Ampla Investimentos	—	—	—	(1,403,437)	8.07%	(113,215)	(4,157,513)	8.07%	(335,383)
Cam Argentina S.A.	69,052	0.10%	69	127,172	0.001%	1	21,619	0.001%	—
Cam Brasil S.A.	—	—	—	—	—	—	662,012	0.0001%	1
Cam Colombia S.A.	(959,857)	0.001%	(12)	(851,349)	0.001%	(11)	(757,588)	0.001%	(10)
Capital de Energía S.A.	(14,145,520)	49.00%	(6,931,305)	(19,783,507)	49.00%	(9,693,918)	—	—	—
Central Hidroeléctrica Betania S.A.	4,907,185	14.38%	705,546	(2,480,263)	14.38%	(356,608)	(1,013,673)	0.01%	(61)
Central Cachoeira Dourada	(15,674,335)	0.39%	(61,777)	(25,535,210)	0.39%	(100,639)	(34,674,029)	0.39%	(136,657)
Chilectra S.A. (ex Elesur S.A.)	(81,787,362)	1.76%	(1,431,448)	(79,516,682)	1.76%	(1,389,098)	(232,037,916)	0.92%	(1,320,540)
Cía. Eléctrica San Isidro S.A.	(15,033,990)	50.00%	(7,516,995)	—	—	—
Cía. Peruana de Electricidad S.A.	(126,510)	49.00%	(61,990)	(2,783,688)	49.00%	(1,364,007)	(1,251,375)	49.00%	(613,174)
Codensa S.A.	(59,948,460)	78.19%	(46,870,972)	(68,194,303)	78.19%	(53,317,991)	(87,150,758)	78.19%	(68,139,171)
Compañía de Transmisión del Mercosur S.A.	—	—	—	213,391	0.02%	202	(1,942,266)	0.02%	(338)
Companhia Energetica Do Ceara — Coelce	17,000,243	43.41%	7,379,853	(13,586,759)	40.96%	(5,564,953)	(72,820,430)	41.14%	(29,956,020)
Constructora y Proyectos Los Maitenes S.A.	761,656	45.00%	342,746	428,061	45.00%	192,628	(289,656)	45.00%	(130,345)
Edegel S.A.	(18,820,383)	36.44%	(6,858,863)	(35,247,397)	36.44%	(12,845,491)	(8,637,978)	44.56%	(3,848,865)
Edelnor S.A.	553,051	40.00%	221,220	(18,416,541)	40.00%	(7,366,616)	(8,469,675)	40.00%	(3,387,870)
Edesur S.A.	18,119,173	34.11%	6,180,091	17,908,558	34.11%	6,107,518	23,390,653	34.11%	7,976,982
Chilectra S.A.	1,344,152	0.001%	15	4,550,191	0.001%	49	—	—	—
Emgesa S.A.	(29,782,712)	51.52%	(15,343,131)	(41,236,222)	51.52%	(21,243,623)	(62,646,331)	76.55%	(47,953,824)
Empresa Eléctrica Pangue S.A.	(5,119,494)	5.02%	(256,804)	(19,783,241)	5.02%	(992,367)	(38,948,354)	5.00%	(1,953,727)
Endesa S.A.	(88,628,059)	40.02%	(35,468,130)	(112,946,076)	40.02%	(45,199,975)	(189,541,318)	40.02%	(75,852,684)
Endesa Argentina S.A.	478,942	0.01%	48	9,716,647	0.01%	972	2,413,625	0.01%	241
Endesa Brasil S.A.	—	—	—	(32,452,492)	28.48%	(9,243,268)	(92,224,764)	28.48%	(26,267,882)
Endesa Costanera S.A.	(5,792,753)	35.74%	(2,070,035)	11,048,688	35.74%	3,948,239	6,186,904	35.74%	2,210,884
Generandes Perú S.A.	(20,283,264)	40.37%	(8,188,155)	(29,805,937)	40.37%	(12,032,365)	(6,372,945)	40.37%	(2,572,695)
Hidroeléctrica El Chocón S.A.	3,693,801	34.81%	1,285,813	(2,638,290)	34.81%	(918,388)	(13,818,182)	34.81%	(4,810,109)
Hidroinvest S.A.	7,152,882	30.07%	2,150,871	122,186	30.07%	36,742	(6,679,741)	30.07%	(2,008,598)
Ingendesa S.A.	(1,002,491)	2.36%	(23,684)	—	—	—
Inversiones Distrilima S.A.	(553,953)	31.61%	(175,105)	(11,174,458)	31.61%	(3,532,247)	(4,850,516)	31.61%	(1,533,248)
Investluz	6,869,234	37.55%	2,579,404	(8,571,935)	13.68%	(1,172,360)	—	—	—
Inversiones Eléctricas Quillota S.A.	—	—	—	10,268,767	50.00%	5,134,383	—	—	—
Pehuenche S.A.	(29,480,337)	7.35%	(2,166,805)	(61,448,069)	7.35%	(4,516,433)	(67,661,976)	7.35%	(4,973,155)
Soc. Agrícola de Cameros Ltda.	27,594	42.50%	11,727	66,402	42.50%	28,220	39,962	42.50%	16,984
Soc. Agrícola Pastos Verdes Ltda.	(1,287,809)	45.00%	(579,514)	(1,542,661)	45.00%	(694,198)	(4,909,487)	45.00%	(2,209,269)
Túnel El Melón S.A.	1,818,508	0.05%	910	1,823,705	0.05%	912	(1,766,256)	0.05%	(883)

Total			(106,946,525)			(173,072,574)			(269,785,811)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 22. Shareholders’ Equity
(a)	Paid capital
The Extraordinary General Meeting of Shareholders of Enersis held on March 31, 2003 approved a capital increase of about US$2,000 million. The issue was registered in the Securities Register on May 23, 2003 under No.686 for Ch$1,473,225,403,563 pesos, divided into 24,382,994,488 shares.
(b)	Dividends

Dividend	Payment	Historical	Type of
Number	Date	value ($)	dividend
72	April 2005	0.41654	Final 2004
73	March 2006	1.000	Final 2005
74	November 2006	1.110	Interim 2006
During the year ended December 31, 2004 the Company paid no dividends.
(c)	Number of shares

	As of December 31,
	2004	2005	2006
	Shares	Shares	Shares
Capital stock authorized	32,651,166,465	32,651,166,465	32,651,166,465
(d)	Subscribed and paid in capital is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
As of December 31,	2,415,284,412	2,415,284,412

(e)	Other reserves
Other reserves at December 31, 2006 are composed of the following:

	Initial		Final
	balance at		balance at
	January 1,	Reserve	December 31,
	2006	for the period	2006
	ThCh$	ThCh$	ThCh$
Reserve for entities using remeasurement method	(21,771,808)	(10,585,093)	(32,356,901)
Reserve for accumulated conversion differences	(226,284,354)	14,766,794	(211,517,560)
Reserve for Technical Bulletin No. 72 (1)	6,357,536	(825,381)	5,532,155

Total	(241,698,626)	3,356,320	(238,342,306)

(1)	In the Jan-Dec 2006 period, Other Reserves diminished owing to the corporate restructuring conducted by generation companies subject to common control in Colombia and Peru, which had a net effect of ThCh$3,844,972, offset by ThCh$3,019,591 resulting from the Chilectra S.A. merger.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial				Final
	balance at	Reserve	Reserve for	Reserve for	balance at
	January 1, 2006	for assets	liabilities	the period	December 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cumulative translation adjustment	(226,284,354)	18,731,782	(3,964,988)	14,766,794	(211,517,560)

Total	(226,284,354)	18,731,782	(3,964,988)	14,766,794	(211,517,560)

The detail of the accumulated conversion difference reserve at December 31, 2006 is as follows:

ThCh$
Distrilec Inversora S.A.	(26,483,840)
Inversiones Distrilima S.A.	(11,039,298)
Cía. Peruana de Electricidad S.A.	(1,362,734)
Edesur S.A.	(36,273,768)
Ampla Energia e Servicios S.A.	(48,068,771)
Ampla Investimentos e Servicios S.A.	2,820,689
Codensa S.A.	(39,106,966)
Investluz S.A.	(6,260,384)
Central Geradora Termelétrica Fortaleza S.A.	(6,425,742)
Synapsis de Colombia S.A.	(963,768)
Endesa Market Place	397,933
Endesa Argentina S.A.	(2,742,948)
Endesa Chile Internacional	(3,202,893)
Endesa Brasil S.A.	(19,561,981)
Ingendesa Do Brasil Ltda.	(139,262)
Endesa Costanera S.A.	(773,235)
Conosur S.A.	(12,307,502)
Emgesa S.A.	(23,090)

Total	(211,517,560)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 23. Other Income and Expenses
a. The detail of other non-operating income is as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	1,209,859	229,888	1,551,942
Gain on sale of property, plant and equipment and materials	8,357,949	9,719,125	23,532,274
Gain on sale of materials	176,351	—	—
Received compensations	—	4,669,263	—
Gain on forward contracts and swaps	7,314,872	—
Services — projects and inspections	875,284	1,876,364	504,588
Penalties charged to contractors and suppliers	6,869,870	3,147,849	3,125,137
CDEC-SING power settlement gain (2)	12,743,603	7,695,386	9,039,962
Transportation and gas service income (San Isidro)	929,519	—	—
Cost recoveries	2,183,191	3,465,839	4,960,900
Reversal of contingencies provision and other provisions (3)	46,583,630	2,529,525	17,392,103
Fiscal benefits for Brazilian Subsidiaries	2,794,071	8,464,117	22,501,782
Effect of application of BT 64 (1)	9,045,356	20,401,508	11,645,105
Indemnities and commissions	8,098,882	1,201,071	8,909,405
Dividend from investees	2,074,709	2,265,474	922,070
Other	10,953,481	6,798,243	6,467,357

Total	120,210,627	72,463,652	110,552,625

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

(2)	The amount recorded in 2004 corresponds to the result of re-liquidations of balances of power on a firm basis from the period April 2000 — March 2004. In 2005, the amount recorded corresponds to the period of April 2004 — December 2004. In 2006, the amount recorded corresponds to the period of January 2005 — December 2005.

(3)	In 2004, as the result of a change in the tax law in Brazil, the foreign exchange gains or losses generated by certain assets and liabilities were eliminated from the base upon which PIS and COFINS tax were calculated. Therefore, as the Company had accrued for these taxes in prior years including the foreign exchange gains/losses as part of the base and as, in the opinion of Company management and Company legal counsel it was appropriate to do so, the Company reversed the portion of its tax accrual for PIS and COFINS generated by the foreign exchange gains/losses.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b. Other non-operating expenses are as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Adjustments to investments in related companies	2,019,386	5,381,566	1,075,222
Cost of sales – materials	889,729	—	—
Loss on sale of fixed assets and materials	1,362,355	7,229,865	1,861,962
Obsolescence provision and write-off of fixed assets	22,033,356	11,163,472	12,838,033
Effect of application of BT 64 (1)	69,282,036	45,793,460	47,155,146
Contingencies and litigation	37,443,873	36,110,799	34,256,885
SIC power settlement loss	27,180,199	8,691,477	10,521,560
Pension plan expense	5,423,911	3,276,820	4,311,452
Index UFIR Brazilian subsidiaries	1,860,655	3,166,191	3,263,258
Penalties and fines	7,960,540	7,627,894	21,002,355
Other taxes Colombia	4,747,161	6,821,778	4,952,418
Other taxes Argentina and Brazil	7,300,749	10,411,316	9,167,270
Other taxes Perú	—	1,016,548	3,215,074
Loss on forward contracts and swap	14,096,209	—	—
Cost of projects, inspections and other	1,763,420	—	—
Energy efficiency Brazilian subsidiaries	—	—	12,244,926
Write-off of Copel and other contracts (Brazil)	—	—	30,518,164
Other	14,211,558	14,702,918	12,892,486

Total	217,575,137	161,394,104	209,276,211

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 24. Price-level Restatement
The (charge) credit to income for price-level restatement is as follows:

		Year ended December 31,
	Index	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Assets

Inventory	I.P.C.	2,757,663	2,502,066	2,389,811
Current assets	I.P.C.	5,375,305	10,751,606	9,112,369
	U.F.	2,378,979	452,012	463,698
Property, plant and equipment	I.P.C.	56,803,081	83,773,671	48,406,222
Accounts receivable from subsidiaries	I.P.C.	3,215,316	3,863,870	1,825,882
Investment in subsidiaries	I.P.C.	4,765,494	7,037,490	2,076,719
Amortization of goodwill	I.P.C.	18,224,177	24,745,919	13,885,080
Other assets	I.P.C.	102,885,941	120,151,816	53,681,349
	U.F.	3,015,364	6,310,909	4,777,433
Price-level restatement of the income statement		1,193,919	1,355,133	10,824,096

Net credits — assets		200,615,239	260,944,492	147,442,659

Liabilities and Shareholders’ equity

Shareholders equity	I.P.C.	(67,371,533)	(93,551,261)	(53,769,506)
Current and long-term liabilities	I.P.C.	(86,187,361)	(102,062,662)	(42,846,521)
	U.F.	(25,697,119)	(37,206,833)	(20,406,848)
Minority interest	I.P.C.	(15,749,891)	(22,836,797)	(13,431,629)
Accounts payable to subsidiaries	I.P.C.	(231,094)	(838,830)	(344,193)
Non-monetary liabilities	U.F.	(34,796)	(67,400)	—
Price-level restatement of the income statement	I.P.C.	(6,165,193)	(9,429,538)	(15,427,161)

Net charge-liabilities and shareholders’ equity accounts		(201,436,987)	(265,993,321)	(146,225,858)

Net credits (charge) to income		(821,748)	(5,048,829)	1,216,801

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 25. Exchange Differences
The (charge) credit to income for foreign currency translation is as follows:

	Currency	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Assets
Cash	US$	352,410	2,064,363	426,778

	Other	(6,621)	(234,743)	(2,576)
Time deposits	US$	(6,485,648)	(961,188)	72,963
	Other	3,847	—	—
Marketable securities	US$	(9,613)	(22,532)	69,525
	Other	(72,592)	—	11,599
Accounts receivable, net	US$	(55,607)	(749,527)	251,948

	Other	(402,568)	(22,397)	(9,060)

Prepaid expenses	US$	6,974	—	574
Other current assets	US$	(5,714,900)	(6,634,958)	249,351
	Other	(133,701)	(22,934)	(2,472)
Amounts due from related companies	US$	(11,034,528)	(156,439)	1,677,065

Non-current assets
Long-term receivables	US$	(4,536,099)	(2,862,090)	6,222,449
	Other	7,486	—	—
Amounts due from related companies	US$	—	(12,458,654)	—

Other assets	US$	(34,719,774)	(23,582,940)	209,375
Forward contracts and swaps	US$	5,286,409	—	22,030

Total gain (loss)		(57,514,525)	(45,644,039)	9,199,549

		Year ended December, 31
	Currency	2004	2005	2006
		ThCh$	ThCh$	ThCh$
Liabilities
Short-term debt due to banks	US$	(660,314)	5,071	(23,315)
and financial institutions
Current portion of long-term	US$	2,350,588	(3,245,814)	20,093
debt due to banks	Yen	15,502	(51,283)	—
and financial institutions	Other	(106,754)	(30,922)	—
Current portion of bonds payable	Euro	1,275	1,264	—
Current portion of bonds payable	US$	225,776	9,949,604	(1,764,564)
Current portion of notes payable	US$	547,970	(498,415)	—
Accounts payable	US$	79,458	(1,876,197)	(190,750)
	Euro	2,040	—	—
	Other	767	120	1,852
Miscellaneous payables	US$	864,588	(10,013)	(158,658)
Accrued expenses	US$	194,823	20,523	(5,427)
	Other	1,849	16,215	—
Deferred income	US$	(10,488)	1,263,049	(548,241)
Other current liabilities	US$	82,286	3,439	(11,009)
Dividends payable	US$	52	—	—
Amounts due from related companies	US$	—	53	—

Long-term liabilities
Due to banks and	US$	20,830,546	15,696,935	320,952
financial institutions	Yen	3,965	65,769	—
	Euro	476	5,390	—
Notes payable	US$	1,643,908	—	—
	Other	957,398	42,099	—
Bonds payable	US$	46,938,182	19,376,577	(1,038,055)
Accounts payable	US$	1,776,496	3,130,240	—
Other long-term liabilities	US$	(2,987,006)	(238,321)	(474,916)
Forward	US$	—	(4,354,373)	—

Total gain (loss)		72,753,383	39,271,010	(3,872,038)

Exchange difference — net loss		15,238,858	(6,373,029)	5,327,511

Note 26. Extraordinary Items
There are no extraordinary items as of 2004, 2005 and 2006.
Note 27. Debt issuance costs
Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31
	2005	2006
	ThCh$	ThCh$
Bank commissions	916,513	500,059

Total	916,513	500,059

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 28. Cash flow statement
(a) Other financing disbursements:

	As of December 31
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Commissions on debt refinancing	4,919,600	—	592,597
Forward contract payments	29,146,237	16,610,130	6,171,736
Reimbursables contributions	—	1,074,908	473,114
Payments to Santander Leasing	2,124,445	—	—
Others	163,330	15,321	46,205

Total	36,353,612	17,700,359	7,283,652

(b) Other receipts investment:

	As of December 31
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Receipts from loans granted to former subsidiary	1,862,197	2,106,789	542,842
Payments from OHL	40,778,880	—	—
Margin call premiums	—	—	405,546
Capital reduction Company Energy of Bogotá	—	5,135,933	456,401
Others	276,696	—	507,600

Total	42,917,773	7,242,722	1,912,389

(c) Other investment disbursements:

	As of December 31
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Payments associated with derivative contracts	1,022,130	—	10,840,312
Intangible assets	640,242	2,920,172	1,197,015
Other	21,168	—	506,748

Total	1,683,540	2,920,172	12,544,075

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 29. Financial Derivatives
As of December 31, 2006 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

								Amount	Accounts
Type	Type	Nominal	Date of		Sales/			Hedged	Assets / Liabilities		Income
Derivative	Contract	Amount	Maturity	Item	Purchase	Hedged Item	Amount	item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$
S	CCTE	10,005,950	III quarter 07	Interest rate	C	Bank obligations	8,878,446	8,878,446	Other assets l/t	41,632	50,928	636
S	CCTE	90,000,000	IV quarter 12	Interest rate	C	Bank obligations	47,915,100	47,915,100	Other assets	524,416	—	524,416
S	CCTE	26,070,991	II quarter 14	Interest rate	C	Bonds	13,879,935	13,844,820	Other liabilities s/t	19,698	—	22,360
S	CCTE	21,389,734	IV quarter 15	Interest rate	C	Bank obligations	11,387,680	11,387,680	Other liabilities l/t	219,355	—	219,355
S	CCTE	125,000,000	III quarter 08	Interest rate	C	Bonds	66,548,750	66,548,750	Other assets l/t	184,062	—	(61,309)
S	CCTE	2,468,231	IV quarter 08	Interest rate	C	Bank obligations	1,314,061	1,314,061	Other liabilities l/t	(901,468)	—	(901,468)
S	CCTE	350,000,000	I quarter 14	Interest rate	C	Bonds	186,336,500	186,336,500	Other liabilities l/t	(77,962,451)	(855,631)	(108,931)
S	CCTE	250,000,000	IV quarter 16	Interest rate	C	Bonds	133,097,500	133,097,500	Other liabilities l/t	(64,414,666)	(470,600)	(915,686)
OE	CCTE	50,000,000	II quarter 12	Interest rate	C	Bank obligations	26,619,500	26,619,500	Other liabilities l/t	(3,317,305)	—	(3,317,305)
OE	CCTE	50,000,000	IV quarter 07	Interest rate	C	Bank obligations	26,619,500	26,619,500	Other liabilities l/t	—	—	—
OE	CCTE	120,000,000	IV quarter 08	Interest rate	C	Bank obligations	63,886,500	63,886,500	Other liabilities l/t	42,282	23,366	1,473
OE	CCTE	60,000,000	III quarter 09	Interest rate	C/V	Bank obligations	31,943,400	31,943,400	Other assets l/t /Other liabilities l/t	17,528	—	17,528
OE	CCTE	50,000,000	IV quarter 09	Interest rate	C	Bank obligations	26,619,500	26,619,500	Other liabilities l/t	—	—	—
OE	CCTE	40,000,000	III quarter 10	Interest rate	C/V	Bank obligations	21,295,600	21,295,600	Other assets l/t	(43,242)	(385)	(43,242)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 30. Commitments and Contingencies
Collateral held by third parties:

			Commited assets			Balance payable of related debt			Release of
		Type			Book value	at December 31.			guarantees
Guarantee	Subsidiary	guarantee	Type	Currency	of collateral	Currency	2006	2005	2007
Creditors banks	Pangue S.A.	Mortgage and pledge	Real estate, properties	ThCh$	91,220,201	ThCh$	4,403,734	7,108,191	—
Banco Estado	Tunel el Melón S.A.	Pledge over 45% of operating income		ThCh$	2,064,958	ThCh$	386,869	2,797,441	—
Sociedad de Energía de la República Argentina	Endesa Argentina — Endesa Costanera S.A.	Pledge	Shares	ThCh$	72,580,273	ThCh$	9,105,961	10,051,350	—
Mitsubishi	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	84,241,470	ThCh$	30,130,080	20,383,142	—
Credit Suisse First Boston	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	24,978,865	ThCh$	21,295,600	20,930,500	—
Other creditors	Endesa Matriz	Bank bond		ThCh$	—	ThCh$	5,610,319	109,820	—
Other creditors	Edegel S.A.	Pledge	Real estate, properties	ThCh$	124,837,126	ThCh$	84,298,633	62,581,672	—
Deutsche Bank	Enersis S.A.	Deposits accounts	Deposits accounts	ThCh$	4,008,541	ThCh$	39,415,282	—	—
Other creditors	Ampla S.A.	Pledge over collections and others		ThCh$	10,001,535	ThCh$	24,473,045	—	—
Other creditors	Coelce S.A.	Pledge over collections and others		ThCh$	61,842,491	ThCh$	78,286,545	—	—
International Finance Corporation	CGT Fortaleza S.A.	Mortgage and pledge	Real estate, properties	ThCh$	213,152,560	ThCh$	652,406,200	—	—
Bndes	Cachoeira Dourada S.A.	Pledge		ThCh$	20,055,776	ThCh$	36,106,450	—	—
Guarantees of subsidiary obligations (1):

			Commited assets		Balance payable of related debt
		Type		Book value	at December 31.			Release of guarantees
Guarantee	Subsidiary	guarantee	Type	of collateral	Currency	2006	2005	2006	2007	2008	2009
J.P. Morgan & Co. y C.S.F.B.	Endesa Chile Internacional	Guarantees	ThCh$	—	ThCh$	—	78,489,375	—	—	—	—
2° Juzgado Civil de Quillota	Cía. Eléctrica San Isidro	Guarantees	ThCh$	10,000	ThCh$	10,000	—	10,000	—	—	—
Compañía Vestas	Endesa Eco S.A.	Guarantees	ThCh$	6,601,636	ThCh$	6,601,636	—	6,601,636	—	—	—
Vestas Elóicas S.A.U.	Endesa Eco S.A.	Guarantees	ThCh$	5,439,682	ThCh$	5,439,682	—	—	5,439,682	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Guarantees	ThCh$	6,581,821	ThCh$	6,581,821	10,785,677		6,581,821

(1)	Unless otherwise stated, the guarantees in the table “Guarantees of Subsidiary Obligations” were provided by a subsidiary of the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
a. Litigation and other legal actions:
Enersis S.A.

Plaintiff	:	Enersis S.A., Chilectra S.A., Empresa Nacional de Electricidad S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	(CIADI Case ARB/03/21)
Compensation for losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation of the power distribution concessionaire Edesur S.A. on the grounds of violation of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.
Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested.
On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place. The court decided to accept the re-petition and re-response of the parties, setting a brief term for them. And the parties met the term. On June 15, 2005, Edesur S.A. entered with the Unit for Renegotiation and Analysis of Public Services Contracts (UNIREN) into an Understanding Letter within the framework of the process for renegotiating Edesur S.A.’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation. As a result of the Understanding Letter, on August 29, 2005, the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy were entered into. At the request of the Argentine Government, the Minutes of Agreement were executed again, on the same terms and conditions, on February 15, 2006, to include the new female Minister of Economy and Production. The Minutes envisage a Transitional Rate Regimen, retroactively effective beginning on November 1, 2005; require approval of the authorities for paying dividends during the life of the transitional regime; and include other aspects associated with investments, quality of service, penalties applied to Edesur, and unpaid penalties. Also, it establishes a Full Rate Revision, by which a new rate regime is to be set, which was scheduled to become effective on November 1, 2006, and for the next 5 years, under the supervision of the Ente Nacional Regulador de la Electricidad (ENRE), in accordance with law 24,065.
In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders. Such requirement would cause Enersis S.A. to suspend the international arbitration started on April 25, 2003 with the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI).
After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, Enersis S.A. and its subsidiaries Chilectra S.A., Empresa Nacional de Electricidad S.A. and Elesur S.A. (currently, Chilectra S.A.) would drop the abovementioned international arbitration started with the CIADI.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
On March 28, 2006, the court ordered the suspension of the proceedings for a term of 12 months, after which it will call on the parties to report on the status of the negotiation conducted in accordance with the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. Subsequently, the court will decide whether or not the proceedings should continue. The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, after being approved by the Congress of the Argentine Nation, were ratified by the Executive National Argentine Power through decree 1959 of 2006, published on the Official Gazette on January 8, 2007, and now their regulation by the ENRE is pending.
Amount involved: US$574,739,550.
Chilectra S.A.

Plaintiff	:	Enersis S.A., Elesur S.A. (now Chilectra S.A.), Empresa Nacional de Electricidad S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	CIADI Case ARB/03/21
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
On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place. The court decided to accept the re-complaint and re-answer of the parties, setting a brief term for them. And the parties complied with the term.
On June 15, 2005, Edesur S.A. entered with the Unit for Renegotiation and Analysis of Public Services Contracts (UNIREN) into an Understanding Letter within the framework of the process for renegotiating Edesur S.A.’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation. As a result of the Understanding Letter, on August 29, 2005, the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy were entered into. At the request of the Argentine Government, the Minutes of Agreement were executed again, on the same terms and conditions, on February 15, 2006, to include the new female Minister of Economy and Production. The Minutes envisage a Transitional Rate Regimen, retroactively effective beginning on November 1, 2005; require approval of the authorities for paying dividends during the life of the transitional regime; and include other aspects associated with investments, quality of service, penalties applied to Edesur, and unpaid penalties. Also, it establishes a Full Rate Revision, by which a new rate regime is to be set, which was scheduled to become effective on November 1, 2006, and for the next 5 years, under the supervision of the Ente Nacional Regulador de la Electricidad (ENRE), in accordance with law 24,065.
In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders. Such requirement would cause Enersis S.A. to suspend the international arbitration started on April 25, 2003 with the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, Enersis S.A. and its subsidiaries Chilectra S.A., Empresa Nacional de Electricidad S.A. and Elesur S.A. (currently, Chilectra S.A.) would drop the abovementioned international arbitration started with the CIADI.
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
On March 28, 2006, the court ordered the suspension of the proceedings for a term of 12 months, after which it will call on the parties to report on the status of the negotiation conducted in accordance with the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. Subsequently, the court will decide whether or not the proceedings should continue. The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, after being approved by the Congress of the Argentine Nation, were ratified by the Executive National Argentine Power through decree 1959 of 2006, published on the Official Gazette on January 8, 2007, and now only their regulation by the ENRE is pending.
Amount claimed by Chilectra S.A.: US$722,969,910.

Plaintiff	:	Chilectra S.A.
Defendant	:	Superintendency of Securities and Insurance
Court	:	10th Civil Court of Santiago
Case/Identification	:	4394-97
Summary of proceedings: On October 31, 1997, the Superintendence of Insurance and Securities (“SVS”) sanctioned Elesur S.A., today Chilectra S.A., with UF 100,000 and interest to the benefit of the state, for the use of privileged information contained in clause six of the Strategic Agreement subscribed by Enersis S.A. and Endesa España, on August 2, 1997.
Process status: On November 17, 2000, the first instance court admitted Elesur’s claim and annulled the fine imposed by the SVS . The sentence, in brief, sustained that there had not been use of privileged information because it was information belonging to one of the contracting parties. The SVS appealed requesting procedural annulment against the sentence. On June 6, 2006, the Santiago Court of Appeals, rejected the annulment of the procedure, but accepted the sentence appeal, revoking the sentence that annulled the fine imposed by the SVS. In opposition to the sentence of the Court of Appeals, on June 23 2006, an appeal was presented requesting procedural annulment against the sentence, the resolution of which belongs to the Supreme Court. Management believes, based on the opinion of the lawyer Pedro Hernán Aguila, from the Ortúzar, Aguila & Cía law firm, in charge of the case, that the lawsuit will probably be won..
Amount involved: UF 100,000 (approximately US$3.5 Million)
Edesur S.A.

Plaintiff	:	Asociación Coordinadora de Usuarios Consumidores y Contribuyentes — Ente Nacional Regulador de la Electricidad (ENRE).
Defendant	:	Edesur S.A.
Court	:	N°2 Federal Civil and Commercial First Instance Court, Registry of the Court N° 6, La Plata
Case/Identification	:	38676/03
Summary of proceedings: The said institution filed a measure through which it expects ENRE and EDESUR to be ordered to suspend cabling works in Quilmes, Province of Buenos Aires, as well as the company’s “Sobral” sub-station due to the damage the installations may cause to the population’s health.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Process status: After a hearing convened by the court and another hearing at the ENRE, which were attended by the parties and the other entities mentioned in the preceding paragraph, a number of technical measures were implemented to diminish the CEM values, even below the values set in the applicable norms. No new developments have occurred in this trial ever since.
Amount: Undeterminable

Plaintiff	:	Users affected by a mass power outage in Buenos Aires
Defendant	:	Edesur S.A.
Court	:	Courts and Civil and Commercial Courts of the Federal Capital of Buenos Aires
Case/Identification	:	(Various processes)
Summary of proceedings: As a result of a prolonged outage in February, 1999, which affected 160,000 clients, a large number of claims for damages caused to such users began to be received as of mid 2000.
Process status: This involves several proceedings, started on different dates, so each at its own procedural step depending on its degree of progress. Currently, 3496 proceedings are being handled.
Amount involved: US$7,983,931

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
Process status: Edesur obtained from the corresponding Court a precautionary measure through which the company is not obliged to pay rent while the procedure is pending resolution. The proceedings returned to the Federal Court of La Plata and the trial is in the status in which the judge must issue a first instance sentence.
Amount: Undeterminable

Plaintiff	:	Users and Consumers Union.
Defendant	:	Edesur S.A.
Court	:	N° 11 Federal Administrative First Instance National Court, Registry of the Court N° 21.
Case/Identification	:	142321/02
Summary of proceedings: The Users and Consumers Union want a modification of the type of rate applied to the many condominium owners consortiums existing in the City of Buenos Aires and EDESUR users. This would imply an important reduction of the values to be invoiced in the future to these consortiums, as well as the obligation for retrospective reimbursement of “unduly” received amounts.
Process status: Evidence stage. Court is to issue ruling.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Edesur S.A.
Defendant	:	National State (Ministry of Economy)
Court	:	N° 3 Federal Administrative First Instance National Court, Registry of the Court N° 5.
Case/Identification	:	1856/97
Summary of proceedings: In accordance with a provision in Power Law 24065, the power sector concessionaire companies must pay a significant rate to the Power Regulating National Agency (ENRE) with the purpose of financing its controlling and regulating activities (the rate is paid by EDESUR, among other concessionaires.) These expenses must not exceed annually the amount of the rate paid, thus giving rise to a financial surplus which, instead of being allocated to the Argentinean government, must be refunded to the companies. In this regard, the action was filed to nullify a resolution of the General Agency for Management of the Economy Ministry, which allocates to the Argentinean Treasury these financial surpluses. Obviously, this resolution is confiscatory in nature, because the rate must always be a payment for a service provided, and no portion of it must become income for the government.
Process status: An extraordinary recourse was filed.
Amount: Undeterminable.

Plaintiff	:	Edesur S.A.
Defendant	:	Municipality of Berazategui
Court	:	N° 2 Federal Administrative First Instance Court for Civil, Commercial and Administrative Trials, Registry of the Court N° 5. in La Plata
Case/Identification	:	11,859/05
Summary of proceedings: Legal action was taken against the Municipality of Berazategui, to the effect of declaring the right of Edesur S.A. to continue the necessary works to construct the “Rigolleau” Substation, located in the department of Berazategui, which were suspended by the sued Municipality through Decree N° 758/05, whose unconstitutionality and unenforceability is requested in the lawsuit.
Process status: The Court accepted the request for a protection measure, suspending the application of Decree N.° 758/05 and ordering Municipal authorities to not impede the laying of the connections for the “Rigolleau” Substation, as well as its updating and remodeling. This protection measures has been appealed by the Chamber. On the other hand, the Municipality of Berazategui answered the demand. The file passed to the Chamber for it to resolve regarding the appeal against the protection measure favorable to Edesur S.A.
Amount: Undeterminable.

Plaintiff	:	Edesur S.A.
Defendant	:	Secretaría de la Política Ambiental de la Provincia de Buenos Aires
Court	:	N° 2 Federal Civil, Commercial and Administrative First Instance National Court, Registry of the Court N° 5, La Plata.
Case/Identification	:	9335/05
Summary of proceedings: An injunction petition was filed, in accordance with Law PBA No.7166, against the Secretaría de la Política Ambiental (SPA) de la Provincia de Buenos Aires, in connection with several infractions committed by this entity, which affect rights and guarantees established in the Argentinean Constitution, in particular, articles 14, 17, 18 and 31 of the Argentinean Constitution, as well as National Law No.25,760, because the provincial regulations (in particular Resolution SPA No.1118/02) have envisaged caps for PCB concentration in transformers which are not consistent with Argentinean or international standards.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Process status: The court accepted the plaintiff’s petition, ordering Secretaría de la Política Ambiental to refrain from implementing Resolution SPA No.1118/02 and all the other measures related to it, and to suspend all proceedings already started and the execution of sanctions, if any, derived from them, until a final ruling is passed in the trial. The defendant appealed against this court resolution, and the trial is at the stage following the answer to the complaint.
Amount: Undeterminable.

Plaintiff	:	Edesur S.A.
Defendant	:	Municipalidad de Berazategui.
Court	:	N° 2 Federal Civil, Commercial and Administrative First Instance National Court, Registry of the Court N° 5, La Plata.
Case/Identification	:	11.893/05
Summary of proceedings: A lawsuit was filed against the Municipalidad de Berazategui, so that it allows Edesur S.A. to render public services consisting in distributing electricity, for which it must install an underground electrical line under the western sidewalk of street 5, between Avenida Mitre and Calle 146, in Berazategui. The installation was suspended by the defendant through Decree No.1207/05, of which the plaintiff is seeking that it be pronounced unconstitutional and inapplicable. Also, an injunction was requested from the court. The court granted the injunction, suspending the application of Decree No. 758/05, and ordering the district authorities to refrain from stopping the development and/or completion of the installation of the underground 132-Kw line linking the sub-station located there, as well as the adequacy and remodeling of the line.
Process status: Given that the injunction has satisfied the plaintiff’s petition, a filing was made suggesting that, if the judge issues a ruling favorable to the plaintiff’s complaint, the injunction be upheld.
Amount: Undeterminable.

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
Process status: Court to issue ruling.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Ampla Energía e Serviços S.A. (AMPLA)

Plaintiff	:	Meridional S/A Servicios, Emprendimientos y Participaciones
Defendant	:	Ampla
Court	:	9th Chamber of Rio de Janeiro Public Finance
Case/Identification	:	98.001.048296-8
Summary of Proceedings: Mistral and Civel, represented by Meridional, claim they are creditors of the former state electricity distribution company CELF, owing to the existence of contracts of jobs undertaken for said company. Meriodional in its representation demands payment of invoices supposedly outstanding and the payment of contractual fines for rescission of the contracts for the above mentioned jobs, for the sum of R$136,085,087.02.
Process status: The Plaintiff filed a recourse of appeal, and then Ampla was required to submit its allegations. On September 25, 2006, Ampla submitted its allegations and appealed.
Amount US$118,007,521.02

Plaintiff	:	Enertrade — Comercializadora de Energía S.A
Defendant	:	Ampla
Court	:	Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	:	Arbitration procedure No. 03/2005
Summary of Proceedings: On December 22, 2002, Ampla and ENERTRADE signed a 20-year electric energy sales contract (40MW average). This contract was sent to ANEEL (Agencia Nacional de Energía Eléctrica) (National Electric Energy Agency) for its evaluation and resulting official approval. ANEEL approved the contract because certain conditions were fulfilled, among them, a 25% reduction in the price of the contracted energy (from R$ 97.4 t R$ 72,6/MWh). Given this determination, Ampla only paid the value authorized by ANEEL. ENERTRADE sustained that the contract was tacitly approved by ANEEL due to the passage of time and obtained, through judicial demand nº 2003.34.00.023785-2 against ANEEL. a provisional judicial measure that suspended the effects of the condition imposed by ANEEL, declaring the contract tacitly approved by that entity.
ANEEL has not yet been able to have this provisional measure annulled. With the purpose of confirming the right assured by the provisional measure, ENERTRADE, in December 2005, established an arbitration procedure against AMPLA, under nº 3/2005 in the Cámara de Conciliación y Arbitraje of the Fundación Getúlio Vargas/RJ. Ampla continued to pay the reduced rate because, in addition to not being part of the process, it was not authorized to transfer the full cost to its tariffs.
Process status: On July 17, 2006, Enertrade presented its first arguments, sustaining that Ampla is delinquent in its payments of the amounts owed, according to the electric energy sales contract signed and that Ampla has been paying for the contracted electric energy at the price established in the official letter nº 696/2003, from ANEEL, while it should have paid the contract price, since due to the provisional measure obtained by ENERTRADE, the effects of the ANEEL official letter are suspended. On August 17, 2006, Ampla presented its answer; sustaining: a) the question is not subject to arbitration; b) that the provisional measure does not produce any effect in relation to it, since it is not part of the judicial demand; c) that it cannot pay for energy at a higher price than the price authorized by ANEEL, under the risk of violating the economic-financial equilibrium of the concession.
Amount involved: US$ 91,070,534.13

Plaintiff	:	Ampla
Defendant	:	Enertrade — Comercializadora de Energía S.A
Court	:	Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	:	Arbitration procedure No. 04/2006

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of Proceedings: Counterclaim by Ampla against ENERTRADE. The facts of this procedure are the same as arbitration procedure 03/2005. Bearing in mind that the arbitration rules of this Chamber do not consider counterclaims, Ampla petitioned for a new arbitration to be established, with a view to decreeing the nullity of the contract or, alternatively, its avoidance. In this case, the same arbitration court has jurisdiction for hearing the case, which shall be processed together with the other proceeding.
On August 28, 2006, Ampla petitioned in the arbitration court for the nullity of the contract entered into with ENERTRADE, or, alternatively, vacating it, maintaining simply that the contract is null and void, since it was not ratified by ANEEL, as stipulated in the law, which was an essential condition for entering into the contract; also null and void because it infringes Law 8.884/94; it was entered into in unfair terms and conditions, typifying the abuse of the power of control; and the contract fails to comply with its business function.
Process status: Ongoing proceedings, the plea period has been concluded and it is now in the period allowed for producing evidence. Bearing in mind that this proceeding shall be heard together with No. 03/2005, the pleadings of both parties regarding the submission of evidence will also be applied to this proceeding.
Amount involved: US$ 18,742,278.79.

Plaintiff	:	Cibrapel S/A Industria de Papel y Embalajes
Defendant	:	Ampla
Court	:	Single Chamber of Guapimirim County
Case/Identification	:	1998.073.000018-6
Summary of Proceedings: 1) Plaintiff asks the court to order Ampla to indemnify the material and other damages caused by the poor quality of the services rendered by Ampla between the years 1991 and 1998. 2) Plaintiff asks the court to order Ampla to refund the amounts paid as a result of the price increase implemented following administrative resolutions 38 and 45 of 1986, which have been considered illegal, both by the government and by the courts.
Process status: On September 18, 2006, Ampla submitted a filing making observations about the report of the expert appointed by the court. On November 14, 2006, the court issued a resolution requiring the parties to submit final allegations within 10 days.
Amount involved: US$ 31,347,290.86.

Plaintiff	:	Qualita’s Tecnología y Servicios Ltda and Symon de Souza Coury
Defendant	:	Ampla
Court	:	4th Civil Court of Niteroi County
Case/Identification	:	2005.002.024695-9
Summary of Proceedings: The plaintiff brought this suit pleading that it had been created to serve Ampla since October, 1999 and that this contract should be in force until March 31, 2009, being able to be extended. The plaintiff petitioned for redress for material damages and moral prejudice caused by an alleged unilateral annulment of the contract by Ampla, which would have caused the plaintiff damages of about R$ 54,000,000 (fifty four million reales).
Process status: On September 15, 2006, Ampla filed a petition stating that it intended to produce expert accounting evidence, evidence of witnesses and supplementary proof of private documents. On November 14, 2006, Ampla lodged an appeal against the terms of the decision rejecting the preliminary petitions (delaying actions) brought in its first plea for the defense.
Amount involved: US$ 27.367.908,14

Plaintiff	:	General Attorney’s Office
Defendant	:	Ampla and the Municipality of Sao Goncalo
Court	:	4th Civil Court of Sao Goncalo County
Case/Identification	:	2000.004.012307-7

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of Proceedings: Towards the end of 2002, there was a charge for financing street lighting of the municipalities, called “Street Lighting Charge” (TMIP). Ampla had signed agreements with municipalities inside its concession area with a view to collecting this TMIP charge, including it in its bills. The constitutional validity of this charge has been challenged, so Ampla, who is simply the collector, has been involved as a defendant in this proceeding, in which the charge is being challenged. Consistent with the above, Ampla alleges in the proceeding that it is simply the collector of this charge, and is not liable.
Process status: Ampla was ruled to not be liable. The ruling declared the charge of the Street Lighting Maintenance Tariff (TMIP) to be illegal, determining that the Municipality of São Gonçalo should abstain from collecting the tax via Ampla. On July, 27, 2005, the Public Prosecutor’s Office requested that the court records of the 6th Civil Court of the Region of São Gonçalo should be sent to it. The judge determined that Ampla should abstain from including the TMIP or other charges, taxes or services in the monthly invoices of the consumers of São Gonçalo without the express authorization of each consumer individually. Ampla was enjoined to comply with the ruling of the Courts of Law. On July 13, 2006, Ampla’s injunction was attached to the court records.
Amount involved: Undeterminable.

Plaintiff	:	AFCONT — Asociación Fluminense del Consumidor y Trabajador y ANACONT — Nacional de Asistencia al Consumidor y al Trabajador
Defendant	:	AMPLA, LIGHT, ANEEL, Unión Federal, Eletropaulo Metropolitana de São Paulo, CEMIG Compañía Energética de Minas Gerais.
Court	:	7th Federal Court of the Rio de Janeiro Country
Case/Identification	:	2004.51.01010086-9.
Summary of Proceedings: Civil Class Action brought on June 1, 2004 petitioning the review of the Defendants’ tariffs, by reason of the ruling by the Official Auditing Office of la Unión, which ruled that the tax benefit generated by the distribution of interest on the corporate equity should not be considered for tariff review purposes. The suit is for restitution of twice the amounts paid for supply tariffs as of 11/2003, as well as compensation for moral prejudice.
Process status: On July 1, 2005 and August 8, 2005, the letters of summons of Eletropaulo Metropolitana de São Paulo S.A. (Eletropaulo) and Compañía Energética de Minas Gerais (CEMIG), respectively, were attached. Eletropaulo raised a plea of Lack of Jurisdiction, which was admitted, and the decision was handed down for the proceeding involving Eletropaulo to be continued in the 11th Federal Court of São Paulo. On September, 6, 2006, the court records were remitted to the Public Prosecutor’s Office and returned on September 11, 2006.
Amount involved: Undeterminable.

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
Process status: On May 22, 2006, the court handed down a ruling rejecting the recourse of appeals filed by Ampla and upholding instead the lower court ruling. On July 12, 2006, the court ordered the compliance with the ruling against which Ampla appealed. Afterwards, the plaintiff started the execution of a penalty for late compliance. On November 6, 2006 the proceedings were remitted to the Attorney General’s Office and returned to the court on November 16, 2006 with a decision favorable to Ampla.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	8th Business chamber of the County of Rio de Janeiro
Case/Identification	:	2002.001.115854-5
Summary of Proceedings: Plaintiff launched this action stating that on September 7, 2002, there was a wind storm in the entire state of Rio de Janeiro that affected the supply of electrical energy and caused damaged to the population. It charges that Ampla failed to provide adequate service due to the storm, but that this event cannot be considered Force Majeure because it was perfectly predictable. Plaintiff demands that Ampla pay its consumers the amount of 1/30 of the basic rate multiplied by the No.of days (three) in which service was not provided, as well as that Ampla be ordered to pay all damages suffered by consumers, including the pain caused to them by the inability to function with electricity.
Process status: Plaintiff filed a Special Recourse which entered the court under No. 2006.135.11857. On August 31, 2006 Ampla filed its allegations against the Special Recourse. On November 23, 2006, the Special Recourse was dismissed.
Amount: Undeterminable

Plaintiff	:	Núcleo de Defensa do Consumidor — NUDECON
Defendant	:	Ampla and Light
Court	:	8th Chamber of Rio de Janeiro Commercial
Case/Identification	:	1999.001.168990-1
Summary of Proceedings: Group civil action launched on December 13, 1999, with the objective of preventing the cut of the electrical supply to consumers late in payment of their bills, as well as consumers who have stolen electricity.
Process status: The actions submitted to the higher courts: Extraordinary injunction 2004.134.02040 and Special Injunction 2004.135.04122. The Extraordinary Injunction was not accepted by the Court of Justice of Rio de Janeiro. This decision was appealed by means of Instrument 2004.136.06485, by Ampla, to get the injunction accepted. While this appeal is awaiting resolution, the Special Injunction was admitted and redirected to the high court of justice on March 15, 2005 and is also awaiting judgement. On March 7, 2006, the Special Injunction sent to the high court of justice was voted upon, and a unanimous decision pronounced as illegitimate the NUDECON.
Amount: Undeterminable

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
Process status: Ampla appealed against the decision that did not accept attachments on July 17, 2006, and the appeal was rejected. Against such court decision, Ampla filed a Special Recourse on August 28, 2006. On September 19, 2006, the court called on the Plaintiff to submit allegations. On October 27, 2006, the recourse went to “Procuraduría General de Justicia”. On December 6, 2006, the recourse is sent to the 3rd Vicepresident, who must decide whether or not the recourse meets the requirements to be discussed by the court.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

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
Process status: Ampla submitted allegations against the Appeal filed by the Plaintiff and the proceedings were then remitted to the Justice Court. The Appeal entered the court under No. 2006.001.22785 and was distributed to the 15th civil chamber of the court. The court, by unanimous decision, rejected the appeal, which was published on August 16, 2006. The Plaintiff then filed a Special Recourse, with the proceedings being remitted to the 3rd Vice-presidency of the court. On October 16, 2006 Ampla submitted its allegations. On October 25, 2006, the proceedings were remitted to the “Procuraduria General de Justicia” and were returned on November 22, 2006.
Amount: Undeterminable

Plaintiff	:	State Attorney General’s Office
Defendant	:	Ampla
Court	:	2nd Civil Chamber of Town of Saint Gonzalo
Case/Identification	:	2003.004.034117-9
Summary of Proceedings: Plaintiff launched the Public Civil Action requesting first that Ampla be ordered to “supply the regular consumers of Saint Gonzalo a quality electrical energy service without interruptions, and take all measures necessary to prevent such interruptions, even if in order to achieve this it must restructure all of its equipment; in the event it is absolutely necessary to interrupt the supply, then the restoration of supply must be immediate or the fine shall be R$10,000 a day.
Process status: The Ampla appeal was accepted by the court, which called upon the plaintiff to submit allegations against it. On November 6, 2006, the plaintiff’s allegations were added to the proceedings, which were sent to the judge since November 28, 2006.
Amount: Undeterminable

Plaintiff	:	Town of Itaborai
Defendant	:	Ampla
Court	:	2nd Civil Chamber of County of Itaborai
Case/Identification	:	2003.023.041682-7
Summary of Proceedings: The Town of Itaborai filed a Public Civil Action against Ampla so that the Defendant (i) refrains from interrupting the supply of electrical energy of the consumers of this Town, even if they are in debt, because this is an essential and continuous service, compelling Ampla to forthwith take measures necessary to provide continuity and reliability of the supply service in the entire town, under penalty of a fine of R$200 (200 reales) per day for each consumer inconvenienced; (ii) be ordered to pay a fine of R$10,000 for each day that it fails to comply with the sentence in (i).
Process status: Court to hand down its ruling.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Town of Niterói
Defendant	:	Ampla
Court	:	6th Civil Chamber of Niterói County
Case/Identification	:	2000.002.007345-7
Summary of Proceedings: The Town of Niterói launched this action requiring the removal of posts situated in places that are supposedly inadequate. At issue is the question of paying for the removal of the posts.
Process status: On April 10, 2006, the proceedings returned from the court of appeals to its original lower court. On May 29, 2006 the order requiring that the court decision appealed against be complied with, was published. On August 29, 2006, the proceedings were remitted to the Attorney General’s Office and were returned on September 21, 2005.
Amount: Undeterminable

Plaintiff	:	Anacont National Association of Consumer and Worker Assistance
Defendant	:	Ampla and Town of Angra dos Reis
Court	:	2nd Civil Chamber of the County of Angra dos Reis
Case/Identification	:	2002.003.001624-5
Summary of Proceedings: This is a Public Civil Action in which the plaintiff requires that Ampla be condemned to refrain from charging a fee for the public lighting of the Town of Angra dos Reis, as well as to refund double the amount paid by the consumers for the inappropriate charge. It bases its petition on the illegality and unconstitutionality of the charge and requires the suspension of the charge for public lighting until the case is decided.
Process status: Ampla and the Plaintiff filed Appeals. The court has not yet issued a resolution regarding those appeals.
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
Process status: On November 7, 2006 a resolution was issued denying jurisdiction to the Federal Justice, given the obvious interest of ANEEL in the suit.
Amount: Undeterminable

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
Process status: The appeal filed the General Attorney’s Office entered the court under No. 2006.001.26010. The proceedings have already been sent to the judge.
Amount: Undeterminable

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Marcos Enrique Sousa de Magalhães
Defendant	:	Ampla, State of Rio de Janeiro, EDP — Electricidade de Portugal S/A (EDP), Sociedad Panameña de Electricidad S.A., Endesa Desarrollo S.A., and Empresa Eléctrica de Panamá S.A.
Court	:	2nd Public Finance Chamber of the County of Brasilia
Case/Identification	:	1996.001.128021-4
Summary of Proceedings: The plaintiff objects to the sale by the state of Rio de Janeiro of its shares in the equity of the former Cerj and requests the annulment of the edict, the suspension of the sale of the shares and the declaration of nullity of the bidding as well as the sentencing of the Defendants to compensate the public treasury for the damages it has suffered.
Process status: The Securities Commission answered the court order, reporting that, since a closely-held company is involved, it has no way of knowing its address, because it only oversees publicly-traded corporations. The court called on the parties to discuss the Securities Commission report. On September 27, 2006 the proceedings were remitted to the General Attorney’s Office.
Amount: Undeterminable

Plaintiff	:	Macao Consumer and Worker Defence Association
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2004.068.001287-1
Summary of Proceedings: The plaintiff launched this action requesting partial power in advance to prevent the Defendant from charging the TMIP (“Tasa Municipal de Iluminación Pública”), and requesting that Ampla be required to refund the amounts wrongly charged and pay the costs of the trial.
Process status: The court called on the plaintiff to make a filing regarding the answer filed by Ampla.
Amount: Undeterminable

Plaintiff	:	National Citizen and Consumer Defence Institute (INDECCON)
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2005.001.069542-2
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
Process status: On August 1, 2006, Ampla alleged that INDECCON does not have legitimacy, adding to the trial a report stating some courts which have pronounced INDECCON’s illegitimacy to file public actions. On November 27, 2006, the proceedings were remitted to the General Attorney’s Office.
Amount: Undeterminable

Plaintiff	:	National Institute of Defence of Citizen Consumer — INDECCON
Defendant	:	Ampla and Light
Court	:	7th Business Chamber of the County of Rio de Janeiro
Case/Identification	:	2005.001.073480-4

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
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
Process status: On July 17, 2006, Ampla informed the court that it was not interested in a conciliation hearing. The judge called on the General Attorney’s Office to decide on the granting of power in advance. On September 11, 2006, the proceedings were remitted to the General Attorney’s Office. On October 31, 2006 a ruling was handed down denying the plaintiff’s petitions.
Amount: Undeterminable

Plaintiff	:	General Attorney’s Office of the State of Rio do Janeiro
Defendant	:	Ampla
Court	:	5th Civil Court of Niteroi County
Case/Identification	:	2005.002.024755-1
Summary of Proceedings: The plaintiff launched this action requesting that the bill for the consumption of electricity be sent to the customer with two different bar codes, one referring to the actual consumption and the other for the levying of the CIP. It requested power in advance so that bills allow to pay the consumption of electricity separately from the CIP.
Process status: On March 8, 2006 the court accepted Ampla’s argumentation regarding the interest of the State in the issue. As a result, on March 8, 2006, a decision was published that denies the jurisdiction of that court in favor of the 6th Civil Court of the Niteroi County/Ministry of Finance, given the interest of the State in the issue. The General Attorney’s Office objected to this decision, which was rejected, a resolution published in the Official Gazette of May 9, 2006.
Amount: Undeterminable.

Plaintiff	:	Commission for the Defense of Consumer in the Legislative Assembly of the State Rio de Janeiro
Defendant	:	Ampla and ANEEL
Court	:	5th Federal Court of Rio de Janeiro
Case/Identification	:	2006.51.01.003191-1
Summary of Proceedings: The plaintiff requests: 1) That the Authorizing Resolution nº 201, of May 30, 2005, which authorized the installation of electronic metering, be revoked, for Ampla to return to the use of the old consumption metering system.
2) That Ampla be prohibited from suspending the supply of electric energy to those clients that stop paying the invoices sent after the implementation of the electronic metering system due to differences between the consumption measured during this period with their previous consumption. 3) The granting of a protective measure inhibiting the cutting of supplies to those clients that cease to pay the invoices sent after the implementation of the new electronic metering system. 4) The setting of a daily fine to insure compliance with the protective measure if it were granted. 5) Require Ampla to publish the sentence ruling in two large circulation newspapers in the Capital. 6) Require Ampla to pay back twice the amounts overcharged the clients. 7) That Ampla be required to pay for material and moral harm suffered by the clients.
Process status: On September 4, 2006, Ampla presented its reply, arguing, in brief, the efficiency of the electronic metering system and constitutionality of the ANEEL resolution, which authorized Ampla to implement the electronic metering system. On September 29, 2006, the resolution denying the protective measure requested, was published.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount: Undeterminable.

Plaintiff	:	General Attorney’s Office of the State of Rio do Janeiro
Defendant	:	Ampla
Court	:	1st Civil Court of Cabo Frío County
Case/Identification	:	2005.011.005968-1
Summary of Proceedings: The plaintiff filed this lawsuit requesting that in anticipation of protection, that Ampla perform an enquiry among all electric energy consumers, for them to authorize the joint charge for the electric energy tariff and the Contribution for Public Lighting (CPL) in the consumption invoices, or opt for the separate payment of each of these.
Process status: On July 26, 2006, Ampla answered arguing that it does not choose the way CPL is charged, ant that it is merely the collection agent for the tax. On October 30, 2006, the plaintiff answered. On November 17, 2006, a resolution was published for the parts to present evidence. On November 24, 2006, Ampla presented a request stating that it does not plan to submit evidence.
Amount: Undeterminable.

Plaintiff	:	Centro Comunitario de los Residentes y Asistencia Social del Apolo y Adyacencias Itaboraí
Defendant	:	Ampla
Court	:	1st Civil Court of Itaboraí County
Case/Identification	:	2005.023.009672-2
Summary of Proceedings: The plaintiff filed this lawsuit to request: 1) The granting of the protective measure for Ampla to not withdraw the meters from the homes of consumers. 2) The confirmation of the protective measure, condemning Ampla to not withdraw the meters. 3) As an alternative request, that Ampla be obliged to restitute twice the amount consumers had to pay for the purchase of new meters. 4) Required Ampla to perform the substitution of the new meters by the old meters, without cost to the consumer. 5) Required Ampla to publish the sentence ruling in two large circulation newspapers in the Capital.
Process status: On January 27, 2006, a resolution was published accepting the protective measure and ordering Ampla to abstain from disconnecting the meters already installed in the homes of the consumers which are proven members of the plaintiff. Process in the instruction stage. On October 24, 2006, Ampla presented a request informing that it plans to submit oral and documentary supplementary evidence.
Amount: Undeterminable.

Plaintiff	:	General Attorney’s Office of the State of Rio do Janeiro
Defendant	:	Ampla and Municipality of Paraty
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001008-9
Summary of Proceedings: The plaintiff brought this suit petitioning, by way of advanced tutelage, sentencing of the Municipality of Paraty to abstain from collecting the Contribution for Street Lighting (CIP), under penalty of a fine of R$ 50,000.00 (US$23,277.46) and, additionally, that Ampla should be compelled to collect the CIP separately, although on the same energy consumption bill, using different bar codes, under penalty of a fine of R$ 10,000.00 (US$ 4,666.79).
Process status: Ampla submitted its plea for the defense on July 4, 2006, pleading preliminarily the lack of legitimacy of the Public Prosecutor’s Office to bring this suit, and that the Public Criminal Indemnification Action is not the appropriate medium for discussing collection of the tax. It also proved that it was not infringing Resolution 456/2000.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount: Undeterminable.

Plaintiff	:	Municipality of Paraty
Defendant	:	Ampla
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001124-0
Summary of Proceedings: The plaintiff brought this suit petitioning for: 1) Acceptance of the precautionary measure for Ampla to abstain from shutting off the power supply services, under penalty of a fine of R$10,000.00 (US$4,666.79) to be applied to each non-compliance of the delegated order, without detriment to any other possible penalties; 2) That Ampla should maintain the regularity of the system of supply and maintenance of the power transmission grid in satisfactory conditions for the users; 3) That Ampla should be sentenced to submit and execute within a reasonable period of time a project to modernize the grid, consisting of improvements to the power transmission equipment and lines in the area of the Municipality of Paraty; 4) the injunction for the Public Prosecutor’s Office to be a party to or to act in the case as custos legis; and 5) The injunction of the Granting Power in the case, the State of Río de Janeiro, to express an interest in the case through its legal representative.
Process status: On November 10, 2006, the court records were remitted to the lawyer’s office of the Municipality and returned on November 13, 2006. The court records are expected to be remitted to the Public Prosecutor’s Office.
Amount: Undeterminable.

Plaintiff	:	Núcleo de Primer Atendimiento de la Defensoría Pública de la Comarca de Três Rios
Defendant	:	Ampla and Light
Court	:	1st Civil Court of Tres Rios County
Case/Identification	:	2003.063.009822-6
Summary of Proceedings: The Plaintiff petitions for: a) Articles 75 and 76 of Resolution DNAEE No. 466 of November 12, 1997, which stipulate the causes for suspension of the power supply, to be declared unconstitutional; b) specific granting of advanced tutelage to (i) determine the immediate reestablishment of power to consumers with the above service cut off; (ii) suspend collection of debts imposed unilaterally by the Defendants in light of the verification of irregularities in consumption, and (iii) exclusion of the name of delinquent consumers from the record of debtors; c) that the petition to make the granting of advanced tutelage definitive should be deemed admissible.
Process status: On May 29, 2006, the sentence deeming the petition admissible was decreed, determining that the Defendants should abstain from suspending or interrupting the power supply.
Amount: Undeterminable.

Plaintiff	:	Brazilian bar of lawyers, Section of the Rio de Janeiro State, Subsection 15th
Defendant	:	Municipality of Conceicao of Macabu and Ampla
Court	:	Single Court of Conceicao of Macabu County
Case/Identification	:	1998.018.000024-9
Summary of Proceedings: The Plaintiff brought this suit petitioning for a precautionary measure to determine that the Municipality of Conceição de Macabu should be compelled to not enforce collection of charges for Urban Services and Street Lighting, and on the intrinsic rights determined by substance rather than form for the precautionary measure to be ratified, with Ampla being notified to abstain from incorporating the Street Lighting Charge (TIP) into its electricity bills.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Process status: On November 13, 2006, the sentence was handed down stating that the proceeding involving the petition to cease collecting the TIP had abated due to a lack of any surviving procedural interest (insofar as the question of the TIP has already been ruled on by the Courts), determining the petition made to declare the collection of the TSU improper to be admissible and to consider the proceeding to have been abated, without analyzing the rights and wrongs of the substance of the case, based on article 267, VI of the CPC, with regard to Ampla.
Amount: Undeterminable.

Plaintiff	:	Organization of the Society of Angra dos Reis (OSCAR)
Defendant	:	Ampla and Town of Angra dos Reis
Court	:	2nd Civil Chamber of the County of Angra dos Reis
Case/Identification	:	2002.003.005590-1
Summary of Proceedings: In this action the plaintiff requires the suspension of the charging of the “Street Lighting Charge” (TIP) incorporated in the electricity consumption bills of the consumers of the Town of Angra dos Reis, starting on the date on which the defendant is summoned to the court, and that the court pronounce that the charge is not effective.
Process status: On November 14, 2006, the proceedings were remitted to the General Procurator’s Office so that they hand down a ruling.
Amount: Undeterminable

Plaintiff	:	Casimiro de Abreu Municipal Chamber
Defendant	:	Ampla
Court	:	Single Court of Casimiro de Abreu County
Case/Identification	:	2006.017.000168-5
Summary of Proceedings: The Plaintiff asks for: a) concession of guarantee so that AMPLA can grant in the electricity accounts of registered consumers in the City of Casimiro de Abreu, to be issued and in those that were already issued, and in which they were issued but not paid, a discount of 50% of the price to pay for energy supply, until they finish the work of connection with the Silva Jardim Sub-station or a Casimiro de Abreu sub-station is built, to minimize the problems from which the population suffers from the blackouts and power fluctuations; b) the application of a daily fine of R$10,000 (US$ 4,666.79), to be reverted to the Plaintiffs for the improvement or enlargement of the network of electrical energy within the City’s jurisdiction, until the conclusion of the work of connection with the Silva Jardim sub-station; and c) the finding of indemnification of damages to property exiting until the end of the suit.
Process status: Trial in evidence presenting stage. On November 21, 2006, Ampla presented an answer pointing out, in summary, that the connection work of the Silva Jardín and Rocha León sub-stations were finished in August, for which reason the said action lost its objective.
Amount: Undeterminable

Plaintiff	:	Organization of the Society of Angra dos Reis (OSCAR)
Defendant	:	Ampla
Court	:	1st Civil Chamber of the County of Angra dos Reis
Case/Identification	:	2003.003.010569-4
Summary of Proceedings: In this action the plaintiff requires that the court prohibits Ampla to suspend the supply of electrical power to consumers late in payments, and that it condemns Ampla to a penalty of 1,000 reales for each consumer late in payments to whom the electricity supply has been cut off.
Process status: Court is examining complaint. On November 21, 2006, a ruling was handed down pronouncing that the facts invoked no longer exist.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount: Undeterminable

Plaintiff	:	Jorge Luiz Gasco
Defendant	:	Ampla
Court	:	4th Civil Court of Sao Goncalo County
Case/Identification	:	2005.004.074298-1
Summary of Proceedings: The Plaintiff presented this action requiring the concession of a guarantee so that Ampla could interrupt the operation of substitution of the electricity consumption meters in the City of São Gonçalo and that such substitution be declared illegal.
Process status: On July 26, 2006, sentence was handed down and the trial was declared finished.
Amount involved: Undeterminable.

Plaintiff	:	ASOBRAEE — Brazilian Association of Consumers of Water and Electricity
Defendant	:	Ampla
Court	:	5th Civil Court of Niteroi County
Case/Identification	:	2006.002.002621-4
Summary of Proceedings: The Plaintiff presented this action requiring that the DNAEE nº 038 and 045 Resolutions of 1986 be declared null. These resolutions established the rate adjustment, for which AMPLA may be condemned to the restitution of the improper charge, equivalent to 20% of what it would have charged all the consumer in the period from March to November 1986, as well as to force Ampla to present the complete schedule of payments made for all of the consumers in the period from March to November 1986.
Process status: The Plaintiff was required to respond to the answer offered by Ampla.
Amount involved: Undeterminable.

Plaintiff	:	ANDEC — National Association of Credit Consumers
Defendant	:	Ampla
Court	:	3rd Business Court of Rio de Janeiro County
Case/Identification	:	2006.001.024920-5
Summary of Proceedings: The Plaintiff presented this action requiring the condemnation of Ampla in the return to all the consumers who fall into the definition of “consumer” contained in art. 2º of the CDC, the amounts paid in excess for the use of electrical energy in the period between February 27, 1986 until November 27, 1986, on account of the presumed illegal increase imposed by the Ports DNAEE nº 038 045 of 1986, duly increased with statutory interest and inflation adjustment; “the settlement and carrying out of the sentence, as well as the reversion of the Fund, created by Law nº 7347/85, will be performed in accordance with the rules established by the CDC and in the Law of Civil Public Action.
Process status: Awaiting the requirement for the parties to present their evidence.
Amount involved: Undeterminable.

Plaintiff	:	ANDEC — National Association of Credit Consumers
Defendant	:	Ampla
Court	:	2nd Business Court of Rio de Janeiro County
Case/Identification	:	2006.001.024911-4

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of Proceedings: The Plaintiff presented this action requiring the requirement for Ampla to return to all the consumers who do not fall into the definition of “consumer” contained in art. 2º of the CDC, the amounts paid in excess for the use of electrical energy in the period between February 27, 1986 until November 27, 1986, on account of the presumed illegal increase imposed by the Ports DNAEE nº 038 045 of 1986, duly increased with statutory interest and inflation adjustment; “the settlement and carrying out of the sentence, as well as the reversion of the Fund, created by Law nº 7347/85, will be performed in accordance with the rules established by the CDC and in the Law of Civil Public Action.
Process status: Awaiting the requirement for the parties to present their evidence.
Amount involved: Undeterminable.

Plaintiff	:	Consumer Defense Association
Defendant	:	Ampla
Court	:	5th Civil Court of Niteroi County
Case/Identification	:	2002.002.025734-2
Summary of Proceedings: This is a Collective Civil Indemnification Action promoted by the Consumer Defense Association, with a view to receiving refunds of the amounts paid in excess by their associates for use of electricity from February 27, 1986 to November 27, 1986, by reason of the allegedly illegal increase as a result of Resolution DNAEE 038 045 of 1986, duly increased by legal interest and monetary correction.
Process status: Ampla was summoned on November 28, 2006, and, after attaching the certificate of due compliance with the summons in the court records, such will be picked up from the Notary Public’s Office so that it can presents its defense.
Amount involved: Undeterminable.

Plaintiff	:	Ampla
Defendant	:	Cooperativa de Electrificación Rural Sanjoanense (CERSAN)
Court	:	1st Federal Chamber of Niterol County
Case/Identification	:	99.020.8621-7
Summary of Proceedings: This action seeks rescission of the electrical energy supply contract and federal permit of the Rural Electrification Co-operative, because service is to customers in the Ampla Concession area, and because monthly bills are overdue for electrical energy supplied for the past few years and which add up to R$ 15 million. There are other actions to collect the debt from the Co-operative that have been launched by Ampla before the State justice system.
Process status: Court is to hand down ruling.
Amount: Undeterminable

Plaintiff	:	Ampla
Defendant	:	Teresópolis-Friburgo Electrification Cooperative (CERTEF)
Court	:	1st Federal Chamber of Niteroi County
Case/Identification	:	2000.51.02.000030-1
Summary of Proceedings: This action seeks rescission of the electrical energy supply contract and federal permit of the Rural Electrification Co-operative, because service is to customers in the Ampla Concession area, and because monthly bills are overdue for electrical energy supplied for the past few years and which add up to R$ 9 million. There are other actions to collect the debt from the Cooperative that have been launched by Ampla before the State justice system
Process status: The ANEEL informed the court that it is interested in the issue and that it is finishing a report with the findings of the examination of CERTEF. The court is becoming acquainted with the proceedings.
Amount: Undeterminable.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Coordination of Consumer Defence — CODECON/SG
Defendant	:	Ampla
Court	:	4th Civil Chamber of the Town of Saint Gonzalo
Case/Identification	:	2003.004.043260-4
Summary of Proceedings: This is the Public Civil Action in which CODECON/Saint Gonzalo required that AMPLA be prohibited from suspending the supply of electrical energy to the consumers of Saint Gonzalo when they fail to pay their monthly bill, under penalty of a fine of R$ 500 per day, and that Ampla be ordered to refrain from suspending the supply of electrical energy to the consumers of Saint Gonzalo for delay in payment of their monthly bill. Input is required from the Attorney General’s Office.
Process status: On July 6, 2006, a ruling was handed down, rejecting the petition contained in the Public Civil Action, on the grounds that Ampla is under no obligation to perform its operations free of charge.
Amount: Undeterminable

Plaintiff	:	Union of Workers in the NiteróI Electrical Energy Industry representing a class action suit by 2841 employees
Defendant	:	Ampla
Court	:	Niterói Work Chamber
Case/Identification	:	Labour Complaint 884/1989
Summary of Proceedings : In April 1989, the Niterói Union, in representation of 2841 employees, launched an action claiming salary differences of 26.05% since February 1989 that were related to the economic plan instituted by Decree Law 2.335/87, or “Summer Plan”.
Process status: Ordinary proceedings have finished. The current discussion centers around the execution of the ruling, because in this regard a filing has been made arguing that the ruling has already been executed.
Amount: US$18,735,556.27

Plaintiff	:	Selma de Souza and 122 other plaintiffs
Defendant	:	Ampla
Court	:	2nd Employment Chamber of Niterói
ID Number	:	Work Complaint No.3142/1995
Summary of Proceedings : The plaintiffs were fired by the Company and demand to be reinstated and to have their right of employment stability recognized.
Process status: Through an Unnamed Incidental Precautionary Action, filed in Rio de Janeiro, it was possible to carry out the termination of these employees, which occurred on December 7, 2005.
Amount: US$ 27,278,537.53

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	2nd Federal Chamber and 4th TRF Chamber of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035653-0 and Civil Appeal No.98.02.21000-5 (d.1)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of Proceedings: Plaintiff is asking from the court the following: 1) The declaration of Ampla’s immunity from payment of the tax called COFINS; and 2) That the Federal Union be ordered to refund payments made under COFINS in the past five years, adjusted and increased as statutorily required and based on the ruling of the court handed down in trial No.92.0113589-4.
Process status: On December 6, 2006, the court decision rejecting Ampla’s recourse was published. On December 11, 2006, a filing was made asking the court to clarify its omission of the second point of Ampla’s petition.
Amount: US$ 36,741,510.19

Plaintiff	:	Federal Union
Defendant	:	Ampla
Court	:	Special Body of TRF in the 2nd Region
Case/Identification	:	Rescission Action No.97.02.09655-3 (d.2)
Summary of Proceedings: The Federal Union filed a rescission action against Ampla with the TRF 2nd region, in order to rescind the decision (passed in trial No.92.0113589-4) that recognized Ampla’s immunity from the requirement to withhold the COFINS tax. The lower court ruling in the rescission action was favorable to Ampla. If the higher court grants the rescission action of the Federal Union, Ampla would have to pay in all the COFINS that it did not pay over as a result of the ruling passed in trial No.92.01134894, which recognized Ampla’s immunity from the requirement to withhold the COFINS tax.
Process status: On November 3, 2005, the resolution of the Rio de Janeiro Tribunal was published (TRF — decision of Dec/03) that rejected the rescission action filed by the Ministry of Finance meant to repeal the ruling favorable to Ampla that granted the latter immunity from the COFINS tax. The publication of this resolution was critical if the Federal Union was to appeal against it with the Superior Tribunal of Justice in Brasilia. On December 1, 2005, the Ministry of Finance filed, with the Rio de Janeiro Tribunal, a recourse seeking a clarification of the resolution.
Amount: US$ 217,963,885.95

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	4th Federal Chamber of Niterói and 4th Group of the TRF of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035387-5 and Civil Appeal No.1999.02.01.047064-8 (d.4)
Summary of Proceedings: Ampla seeks to obtain the declaration that the tax-legal relationship (tax immunity) does not exist as regards the payment of the tax called FINSOCIAL, which would have an impact on its gross monthly revenue. It also seeks to have the Federal Union forced to refund the total amount collected in the last five years, starting from October 1996 and, if the foregoing is not possible, that the Federal Union be made to refund the difference between the amount paid in accordance with Laws 7,787/89 , 7,784/89 and 8,147/90, and that due in accordance with Decree Law No.1.940/82, in the same period referred to above..
Process status: The lower court’s decision declared without grounds the request for immunity, but accepted the petition to declare unconstitutional the increases in the FINSOCIAL tax rate above 0.5% and the right to offset the said excess in current and future taxes due. The appeals of Federal Union and Ampla were filed. The proceedings were sent to Federal Regional Court where they are currently awaiting a judgement on the two appeals.
Amount: US$ 15,295,482.56

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	3rd Group — Federal Regional Court of the 2nd Region and 1st Federal Court of Niterói.
Case/Identification	:	Lawsuit 98.02.07129-3 and Appeal against Lawsuit 1998.51.02.207129-6 (d.5) Lawsuit 98.02.02033-8 and Appeal against Lawsuit 2000.02.01.055412-5 (d.6).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of Proceedings: Compensation of Tax Losses — This is about a lawsuit against the Commissary in charge of collection of federal income taxes in Niterói, that seeks to ensure that Ampla has the right to recover wholly the tax losses in order to determine the calculation basis for its income tax on a legal person and the negative calculation basis for the purposes of the Corporate Contribution on Net Profit for the years 1993, 1995 and 1996, with the profits generated in the base-years 1998 and following, without submitting to the limit of 30% of the taxable profit.
Process status: On December 14, 2006 the decision by the Regional Federal Court of the 2nd Region on one of the two lawsuits was published. This decision was unfavorable to Ampla. From this time, a period of 30 days commenced, which ended on January 12, to pay the difference in taxes to the Brazilian treasury without applying the fine of 20%. The amount associated with this process was R$ 234.9 million (US$ 109.3 million).
However, given the unlikelihood of being successful in the superior courts of justice, the decision of Ampla was to pay the total sum associated with the two lawsuits initiated by Ampla, which amounted to R$ 240.7 million (US$ 111.9 million) with the purpose of ending the contingency involved in the to trials and all the records of infraction against the tax code already reported. On January 11, 2007 Ampla paid to the Brazilian government the sum of R$ 240.7 million (US$ 111.9 million).
Amount: U$ 111,949,118,37

Plaintiff	:	Secretary of the Federal Collecion Tax (Brazilian IRS)
Defendant	:	Ampla
Court	:	Federal Income Tax Commissary
Case/Identification	:	Infraction Proceeding No.00218 and Administrative Trial No.10730.002007/99-24 (d.26).
Summary of Proceedings: A demand for tax credit relating to the PIS contribution, with the objective of preventing the prescription of amounts entered judicially plus interest due on arrears.
Process status: On June 7, 1999, Ampla presented its opposition to the Infraction Proceeding, which was accepted by the Federal Collecion Tax court. As a result of this, Ampla tabled a voluntary action, which was partially recognized by the 3rd Chamber of the 2nd Council of taxpayers of the Ministry of Finance, at least to exclude the interest charged on arrears by the Federal Collecion Tax (IRS) Court. Currently the proceedings are in the Federal Collecion Tax court of Niteról.
Amount: US$ 23,814,436.91

Plaintiff	:	Secretary of Federal Collecion Tax (Brazilian IRS)
Defendant	:	Ampla
Court	:	Commissariat of the Niterói Federal Collecion Tax
ID Number	:	Infraction Proceeding 0710200/00112/05 and Administrative Trial 10730.003110/2005-55 (d.41)
Summary of Proceedings: Sanction action filed by the Federal Tax Collection Office (SRF) on July 1, 2005 for the alleged failure to withhold and collect the Income Tax on remittance of amounts abroad. The SRF filed such sanction action, as it considered that the mutual contracts entered into by Ampla and Cerj Overseas are a simulation of what actually is the payment (amortization) of Fixed Rate Notes (FRN’S). Accordingly, the SRF concluded that the average term required by law of 96 months for the application of the aliquot of zero income tax was not complied. Ampla is obliged to withhold and pay the income tax on the remittances abroad as an amortization of the FRN’s.
Process status: March 8, 2006: Ampla was notified in regard to the judicial decision of administrative first instance, which maintained the decision against it. April 5, 2006: The Company filed an appeal at the Tax Payers Council (second administrative instance). For this purpose, the Company indicated assets for 30% of the updated minute..
Amount: US$ 242,196,158.70.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Ampla
Defendant	:	State of Rio de Janeiro
Court	:	Superior Court of Justice
Case/Identification	:	Trial No.2002.001.110494-9 (d.46)
Summary of Proceedings: Lawsuit filed with the aim that the authorities refrain from taking any action to collect the ICMS tax established by Decree No.31.632/02.
Process status: On September 2, 2002 Ampla filed a claim and obtained a preventive measure; however, such measure was nullified by the judicial decision that considered such claim as inadmissible. Ampla filed an appeal, which was also rejected by the 15th Civil Chamber. Finally, the Company filed special and extraordinary appeals, which were originally admitted but subsequently rejected by the Judge at the Supreme Court. On December 15, 2005 the decision made by Judge João Otávio of Noronha was published. This decision refused Ampla ’s request regarding the appeal being urgently ruled, as the emergency need was not considered as such. On September 21, 2006 the Minister of Economy decided the closing of the administrative proceeding and the start of the judicial collection of the debt, based on Rio de Janeiro State Prosecuting Attorney’s opinion that states that this proceeding cannot follow its normal steps, as Ampla had filed a claim before against the law of the State that decided the prepayment of the tax.
Amount: US$ 50,760,861.41
Coelce S.A.

Plaintiff	:	Inácio Nunes Arruda & Others.
Defendant	:	Coelce.
Court	:	2nd Court of Public Finance — Ceará
Case/Identification	:	2000.0122.6248-0/0
Summary of proceedings: Popular action whose objective is to cancel the sales process of Coelce. The plaintiffs allege that in the process of privatization of Coelce there was no participation of the employees of Coelce; shares were not offered to the employees in sufficient numbers, and thus they were prevented from gaining control of the Company; that the bidding terms and conditions favored the participation of foreign companies and removed the incentive for employees of the Company; that there was insufficient publicity in the bidding; that the public stockholders’ equity of Fortaleza was damaged; etc.
Process status: Faced with the activation of the process there was no protest of any kind by the plaintiffs. The trial awaits the judge’s verdict.
Amount: Undeterminable.

Plaintiff	:	Libra — Ligas Do Brasil S/A.
Defendant	:	Coelce.
Court	:	Court of Ceara State, in Brazil
Case/Identification	:	2000.0013.4212-7 (Court of appeals) — 1997.02.22643-0 (lower court)
Summary of proceedings: This is a “Trial for Tarifazo”, that corresponds to the different trials begun as a result of the dictation of rate decrees 38, 45 and 153 of 1986, by the National Department of Water and Electrical of Brazil (formerly ANEEL), which enabled the different electricity companies of Brazil to increase their rates considerably between the months of March and November 1996.
Process status: The trial returned to the lower court for the performance of an expert investigation, for which Coelce was ordered to show certain documents. Now it is waiting for the resolution signaling the beginning of the investigation.
Amount: US$ 16,029,263.37

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Bar of Lawyers of Brazil and Others
Defendant	:	Coelce.
Court	:	Supreme Court of Justice
Case/Identification	:	None
Summary of proceedings: Civil public action launched with the objective of preventing the application of the rate adjustment (percentage 23.59%) authorized by ANEEL in April 2005.
Process status: The Supreme Court judge suspended on October 7, 2005 the guarantee that prevented the adjustment from being applied. Thereby, the concessionaire may apply from that date on the above mentioned adjustment. Coelce had to suspend the retroactive collection of the installments generated by the time in which the guarantee made it impossible to put the adjustment into effect. The guarantees are expected to be annulled and Coelce will be able to re-begin collecting the remaining installments.
Amount: US$ 44,000,000
Compañía de Interconexion Energética S.A.

Plaintiff	:	Maximiliano Nagl Garcez and Aldino Beal
Defendant	:	Companhia Paranaense de Energia (COPEL), Companhia de Interconexao Energética (CIEN), Governor of Paraná: Jaime Lerner, State of Paraná, Agencia Nacional de Energía Eléctrica (ANEEL).
Court	:	8[a] Federal Court of Curitiba — PR
Case/Identification	:	2001.70.00.039775-7
Summary of proceedings: A politically motivated lawsuit presented October 22, 2001 (i) to pay for the privatization of COPEL and (ii) to annul the contracts signed with CIEN for the sale of 800 MW with the following data: The reasons presented by the Plaintiffs to back up their claims are, among others, the following: (i) The contracts between Cien and COPEL bring significant losses to COPEL and also the real intention of the parties to the contract were to obtain, via a contract for the purchase of energy, the financing of private companies; (ii) COPEL supplies the energy at a lower price that that stated in the contract with CIEN; (iii) The energy supplied by Cien through 20 years is not necessary, because in Paraná there is an energy surplus; (iv) The fine specified in case of rescission is illegal, providing a great advantage to Cien and none to COPEL; (v) There was no bidding for contract that was awarded to Cien; (vi) Absolutely no public objective existed; (vii) Although the government of the State of Paraná recognized that COPEL is a highly productive and competitive company, the only justification for privatizing it was that its potential share value was at an all time high; (viii) The advantages of controlling COPEL are much greater than any other program that the government can carry out.
Process status: The lawsuit was launched on December 7, 2001. On March 1, 2006 the judge declared the trial at an end, without a resolution and without awarding fines, since (i) the privatization process of Copel was cancelled and (ii) there was a renegotiation of the contracts, implying the loss of a reason to sue. Copel and the plaintiffs presented an appeal, respectively, July 12 and 18 of 2006, and on August 14, 2006. Copel asked in its request for the case to be thrown out of court, while the plaintiffs presented a recourse asking for the respondent (Copel) to be required to pay settlement and costs. On October 23, 2006 the trial was remitted to the Regional Federal Court of the 4th Region. A second instance decision is expected.
Amount involved: US$227,893, 917.10.

Plaintiff	:	Municipality of Garruchos
Defendant	:	Companhia de Interconexao Energética (CIEN)
Court	:	1st Civil Chamber of the Court of the State of Rio Grande do Sul
Case/Identification	:	70013356134

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of proceedings: Appeal for “agravio de instrumento” (where case is remitted to another court without being ended) with application for guarantee launched by City of Garruchos against the decision handed down in the Ordinary Lawsuit nº 10500005929, presented in July 2005 against Cien and against the State of Rio Grande do Sul, which decided to send the case to the Law Judge of the district of Itá — Santa Catarina for the verdict, according to the decision of the Code of Brazilian Civil Trial, considering that the lawsuits are connected (with identical objectives).
Process status: August 15, 2006 — Cien presented an appeal for the case to be thrown out on a technicality with a request for attribution of the moderating effects, questioning the active legitimacy of the City of Garruchos in the absence of the necessary “interest in suing” and of the legal impossibility of the initial request for the ordinary lawsuit and, therefore, the total rejection of the suit. On October 4, 2006, the request by Cien for the case to be thrown out was deemed inappropriate. Considering that Cien is already a respondent in the case, the Company is now deciding whether or not to appeal against this decision.
Amount involved: None.
Centrais Eléctricas Cachoeira dourada S.A.

Plaintiff	:	Wildson Sebastiao Fraga Guimaraes (shareholder of Centrais Elétricas de Goias (CELG) and chairman of the “Sindicato dos Trabalhadores nas Industrias Urbanas no Estado de Goias”.
Defendant	:	State of Goias, Centrais Elétricas de Goias (CELG), Centrais Elétricas Cachoeira Dourada S/A (CDSA).
Court	:	3rd Court of Public Finance of the County of Goiania
Case/Identification	:	97.00904507-3
Summary of proceedings: Politically motivated lawsuit launched on September 23, 1997, asking for the cancellation of the public auction to privatize Cdsa. This lawsuit has been presented against the State of Goiás, CELG and Cdsa. The plaintiff asks also for free justice.
Process status: The suit was launched on September 23, 1997 against the State of Goiás, which required the participation of CELG and of Cdsa as necessary co-litigants. On March 12, 2001 CELG took exception to the value initially given to its case, and its request was granted. Cdsa presented a response and the plaintiff presented a reply. On August 29, 2003 ordered the plaintiff to prove his state of poverty, and accordingly, the plaintiff presented proof of his state. On July 18, 2005, the Justice Daily Newspaper published the decision giving the plaintiffs free access to the justice system. On July 27, 2005 a resource was presented against the decision granting free justice. On October 11, 2005 free justice was finally awarded to the plaintiffs. On November 4, 2005 the decision was published in the government press. The return of the court proceedings to the lower court is expected, so that the suit can continue.
Amount involved: Undeterminable

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	Centrais Elétricas Cachoeira Dourada S.A. - CDSA
Court	:	Public Finance Court of Itumbiara County
Case/Identification	:	200503342330
Summary of proceedings: Treasury Action: Payment by Cdsa of the tax on the transmission of real estate already argued judicially and won by Cdsa, with sentence in judicial suit Nº 9801713704.
Process status: On November 14, 2006 the judge handed down a decision rejecting the defense of Cdsa, respecting the wishes of the public prosecutor in the sense that the tax collected is not the same collected in the Treasury Action of 2000, whose decision was favorable to our company. Cdsa asked for this decision to be thrown out on a technicality and, failing that, might still launch “Debtor Embargos” as defense in the execution by presenting guarantees in the trial.
Amount involved: R$200,000,000.

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	Centrais Elétricas Cachoeira Dourada S.A. — CDSA
Court	:	Municipal Secretary of Finance
Case/Identification	:	None

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of proceedings: Administrative (Infraction notification). The city of Cachoeira Dourada has informed CDSA through an “Infraction notification” that this Company owes the city the tax on services for the generation of electrical energy.
Process status: An administrative appeal is launched, considering that the federal constitution prohibits the incidence of tax services to be applied to electrical energy. The City is expected to answer our defense.
Amount involved: R$ 23,640,824.59
Central Geradora Termelectrica Fortaleza S.A.

Plaintiff	:	Secretariat of the Federal Collection Office
Defendant	:	CGTF
Court	:	3rd Fiscal Region: Alfândega do Porto de Fortaleza
Case/Identification	:	0317600/00212/04
Summary of proceedings: “Infraction notification” launched to prevent the loss of the right to charge import tax and tax on industrialized products in importation, imposed on the assets imported for the construction of the generating station. The import tax was not accepted, due to the incorrect recording on the declaration of import of the government classification of machines, systems and equipment. This Infraction notification refers to the tax not accepted by virtue of the guarantee granted for these procedures in the Ordinary Lawsuit nº 2002.81.00.020687-1.
Process status: On January 31, 2006 the Infraction Notification was learned about. On February 24, 2006 — an appeal against it was launched. Management will speak up about this only after a verdict is reached.
Amount involved: R$ 56,696,112.50

Plaintiff	:	CGTF — Central Geradora Termelétrica Fortaleza S.A.
Defendant	:	Federal Union
Court	:	1st Federal Court of Ceará
Case/Identification	:	2002.81.00.020687-1
Summary of proceedings: CGTF presented a lawsuit against Federal Union, objecting to the issue of only one declaration of imports for the two functional units composed of gas turbo-generators and for the functional unit composed of steam turbo-generators and other equipment, as well as to proceed to the partial customs dispatch, the early delivery of the imported equipment and the treasury classification as electrogenic group (portion 0% of import tax and tax on industrialized products, which means a tax saving of approximately US$ 15 million.
Process status: In the main lawsuit: Cgtf required the verdict ahead of time because it considers there was already enough evidence in the case. In the case “Declaratória Incidental” (declaration of the existence of a right) : The Union presented resource and the proceedings have been finished since June 24, 2004. Second instance verdict is expected for the appeal launched by the Union from June 24, 2005, against the resolution that was favorable to Cgtf.
Amount involved: R$ 147,483,066.71
Comercializadora de Energia Del Mercosur S.A. (Cemsa)

Plaintiff	:	Central Piedra Buena S.A.
Defendant	:	CEMSA
Court	:	Buenos Aires Stock Exchange
Case/Identification	:	718/06

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of proceedings: On November 17, 2006, CPB sued Cemsa for the damages caused by the rescission of the agreement of 250MW, (supposedly) exclusively the responsibility of Cemsa. The amount asked for is US$ 12,225,525 plus interest for damages, plus the cessation of profits, an indeterminate sum.
For damages, CPB means the price of the 250 MW of firm energy committed in the agreement for 250 MW and that CIEN did not pay and that Cemsa has invoiced partially to CIEN in virtue of considering exclusively the technical availability of the CPB power plant, less than the 250 MW committed, and the price of the totality of the energy that was supplied from the month of April 2005 until the date of this report, and which was not paid, with more contractual interest on the amount unpaid.
As for cessation of profits, CPB demands the rescission of the agreement of 250 MW of firm power, owing to Cemsa’s responsibility, and for not being able to sell in the futures market or in other exporting operations, the power committed in the agreement. The suit also asks for the declaration of rescission of the agreement for 250 MW from February 1st, 2006 and that a direct order be issued to CAMMESA so that the energy from the generating units of CPB be removed from the export to Brazil and CPB may sell it to them in the futures market.
CPB also accuses Cemsa of gravely illegal conduct by charging a commission and breaking the rules set by CPB when it charged CIEN for amounts of energy that did not match, in the opinion of CPB, what was indicated in the agreement for 250 MW and what was instructed by CPB. It also states that Cemsa gave priority to its own personal interests and to the interests of third parties who form part of the group of control of Cemsa over the interests of the client (CPB) when it did not sue and thus favored CIEN.
Process status: On November 22, 2006, Cemsa answered the suit rejecting it in all its terms and launched a counter suit against CPB for the damages it suffered from the untimely ending of the contractual relationship. Similarly, it formulated reservations to demand the possible damages that could stem from CPB’s attitude.
Amount involved: US$12,225,525 plus interest on damages and undetermined cessation of profits.
Transportadora de Energía S.A. (Tesa)

Plaintiff	:	Transportadora de Energía S.A. (Tesa)
Defendant	:	Province of Corrientes
Court	:	Supreme Court of the Nation
Case/Identification	:	T-53/03
Summary of proceedings: Tesa initiated a statement of certainty action against the Province of Corrientes, for the Supreme Court to declare that the activity carried out by the company in the province is under federal jurisdiction and therefore exempt from the Gross Business Income Tax that the Province of Corrientes currently demands.
It also requested an injunction, to order the General Revenue Department of the Province of Corrientes to abstain from demanding Tesa the payment of the mentioned tax.
Process status: The Supreme Court (the “Court”) on July 15, 2003, resolved
(i) That it was competent to see the cause;
(ii) Notify the Province of Corrientes of proceedings;
(iii) Issue the injunction requested by Tesa (to not innovate) in relation to the payment of the gross business income tax included in the Fiscal Code of the Province of Corrientes with regard to the activity carried our by Tesa, in the following terms: “Decree the injunction requested, and consequently, orders the Province of Corrientes to abstain from pursuing the fiscal execution of the gross business income tax regarding the contract signed on July 12, 2002 between the National State and Transportadora de Energía S.A. for the construction, operation and maintenance of the second circuit for electric energy transport of the Nodo Rincón de Santa María-Nodo Frontera Garabí section (Province of Corrientes).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
On August 29, 2003, the Government of Corrientes was notified by official letter of the injunction granted by the Court.
After being notified, the Province of Corrientes answered the demand stating that the Provincial Revenue Department had made no current and concrete requirement to Tesa for the payment of the Gross Business Income Tax and therefore there was no controversy between the parts that entitled the intervention of the Court.
In spite of the Province having stated in their reply that it corresponded charging Tesa the Gross Business Income Tax to the activity performed by Tesa, the Court stated that no there was no case, since the there is no requirement from the Provincial Revenue Department demanding the payment of the Gross Business Income Tax. Once there is a requirement to pay the Gross Business Income Tax, the demand can be raised again. Notwithstanding the archiving of the demand, the Court regulated fees in favor of the lawyer for the Province of Corrientes for $37,600, amount that has already been paid by Tesa. On July 6, 2005, the lawyer for the Province of Corrientes presented a letter of payment in favor of Tesa and manifesting that he had no further claim. In the case that the Provincial Revenue Department makes a concrete requirement that Tesa pay the Gross Business Income Tax, the demand must be reopened. Until that happens, this is the last report regarding this lawsuit.
Amount involved: Undeterminable
Compañía de Transmisión del Mercosur S.A. (Ctm)

Plaintiff	:	Compañía de Transmisión del Mercosur S.A. (Ctm)
Defendant	:	Province of Corrientes (in Argentina)
Court	:	Supreme Court of the Nation
Case/Identification	:	C-222/03
Summary of proceedings: Ctm initiated a statement of certainty action against the Province of Corrientes, for the Supreme Court to declare that the activity carried out by the company in the province is under federal jurisdiction and therefore exempt from the Gross Income Tax that the Province of Corrientes currently demands. It also requested an injunction, to order the General Revenue Department of the Province of Corrientes to abstain from demanding Ctm the payment of the mentioned tax.
Process status: The Supreme Court (the “Court”) on August 21, 2003, resolved
(i) That it was competent to see the cause;
(ii) Notify the Province of Corrientes of proceedings;
(iii) Issue the injunction requested by Ctm (to not innovate) in relation to the payment of the gross business income tax included in the Fiscal Code of the Province of Corrientes with regard to the activity carried our by Ctm, in the following terms: “Decree the injunction requested, and consequently, orders the Province of Corrientes to abstain from pursuing the fiscal execution of the gross business income tax regarding the contract signed on June 14, 2000 between the National State and Compañía de Transmisión del Mercosur S.A. for the construction, operation and maintenance of the second circuit for electric energy transport of the Nodo Rincón de Santa María-Nodo Frontera Garabí section (Province of Corrientes). The Province of Corrientes was notified of the demand and answered stating that there was no current and concrete requirement for the payment of the gross business income tax.
Likewise, it stated that according to express dispositions of the Provincial Fiscal Code, it corresponded that Ctm S.A. pay the Gross Business Income Tax and the inapplicability Federal Pact for Employment, Production and Growth by which some provinces, including Corrientes, had committed to eliminate the Gross Business Income Tax. Ctm S.A. rebutted each of the arguments invoked by the province in its presentation.
Later, the Province of Corrientes requested the lifting of the injunction, presentation that was opportunely answered by Ctm S.A. On April 5, 2005, the Court rejected the request for the lifting of the injunction.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
On September 9, 2005, Ctm S.A. requested the cause be opened to evidence and the CSJN set the conciliation audience for November 9, 2005.
In the mentioned audience, the parts manifested that it was not possible to achieve conciliation. As a result, the case was opened to evidence.
On March 13, 2006 the Court certified that the term for evidence was expired without any evidence pending and it instructed the parts to present their arguments regarding the evidence presented.
Ctm argued on the evidence produced. The proceedings passed to the Attorneys Office on September 8, 2006. At December 27, 2006, the proceedings had not returned from the Attorneys Office.
Amount involved: Undeterminable
Codensa S.A.

Plaintiff	:	Roberto Ramírez Rojas (Class action lawsuit).
Defendant	:	Codensa, Bogotá Capital District and Alcaldía Zonal de San Cristóbal.
Court	:	Cundinamarca Administrative Court, Third Section — Sub-section “B”.
Case/Identification	:	Case file 03-1473.
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
Process status: The State Council is to decide on the appeals filed by each party.
Amount: Undeterminable.

Plaintiff	:	Conjunto Residencial Iguazú (Class act-like lawsuit).
Defendant	:	Codensa and Soacha City Government.
Court	:	Cundinamarca Administrative Court, Fourth Section — Sub-section “B”.
Case/Identification	:	Case file 03-01342.
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
Process status: The State Council is to decide on the appeals filed by all the parties.
Amount: Undeterminable.

Plaintiff	:	Jorge Ernesto Salamanca Cortés y Luis Alejandro Montero.
Defendant	:	Codensa, Nación — Ministerio de Minas — Unidad de Planeación Minero Energética.
Court	:	3rd Administrative Court of Bogotá Circuit
Case/Identification	:	Case file 05-2357

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of proceedings: In 14 areas of Bogotá there are at least 35 built-up quarters more than 25 years old where the high and medium voltage grid is “located in an anti-technical manner at several points, including in the front gardens of several houses”, so that people are seen to be exposed to the risk of electrocution. The players consider that, as it is laid out, the grid creates a huge risk to which Condensa has not paid sufficient attention. Consequently, they are petitioning the Constitutional Judge to order the Company to lay the grid underground.
Process status: It is in the period allowed for producing evidence.
Amount: Undeterminable.
ENDESA CHILE (Parent)

Plaintiff	:	Maria Elena Teresa Sola Ruedi
Defendant	:	Endesa, Minister of Economy, and Superintendent of Electricity and Fuels.
Court	:	Santa Barbara Court of First Instance
Case/Identification	:	Case file 4340-2004
Summary of proceedings: The demand is to change the easement regime for expropriation, and payment for a larger flooded surface. If the foregoing fails, re-assessment of the indemnity amount paid for the easement is demanded.
Process status: The court rejected Endesa’s allegations that the court was incompetent and the plaintiff had abandoned the proceedings. Endesa appealed against this court resolution.
Amount: Undeterminable.

Plaintiff	:	Jaime Arrieta Correa and others
Defendant	:	Treasury of Chile, General Direction of Water and Endesa S.A.
Court	:	First Civil Court of Valdivia
Case/Identification	:	Case file 198-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.
Process status: Endesa made pleas for its defense, whereas the Treasury of Chile made a filing requesting the court to correct the proceedings, in connection with which the court asked the submission of evidence.
Amount: Undeterminable

Plaintiff	:	Inversiones M.D. Ltda. and others
Defendant	:	Treasury of Chile, General Direction of Water and Endesa S.A.
Court	:	24th Civil Court of Santiago
Case Identification	:	Case file 7957-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Process status: The court issued a resolution prohibiting that contracts or other legal actions be executed in connection with Endesa’s water rights associated with the Neltume Project. The court suspended the proceedings until it decides whether or not the case must be accumulated with the following: Lawsuit of the 9th Civil Court, case No. 15279-2005, called “Arriega vs. Treasury of Chile and Others”; and the lawsuit in the 10th Civil Court, case No. 1608-2005, called “Jordan vs. Treasury of Chile and Others”. As to the proceedings themselves, now comes the stage when the court will have to call on the parties to produce evidence.
Amount: Undeterminable

Plaintiff	:	José Manuel Jordán Barahona and others
Defendant	:	Treasury of Chile, General Direction of Water and Endesa S.A.
Court	:	10th Civil Court of Santiago
Case Identification	:	Case file 1608-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.
Process status: Endesa is yet to appeal against the court resolution that resolved on the petitions, submitted by the parties, requesting that the proceedings be corrected. The court issued a resolution indicating the points about which the parties can produce evidence. The term for submitting evidence has been suspended, however, because the court has not yet decided on Endesa’s petition that the notification made to it of the resolution indicating the points about which the parties can produce evidence, be declared null and void.
Amount: Undeterminable

Plaintiff	:	Endesa Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04
Summary of proceedings: The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Development and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.
Process status: The court summoned the parties to hear the judgement.
Amount: Undeterminable

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	Case file 4563
Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.
Process status: Endesa and Pangue S.A. dropped the request that the lawsuit be notified to approximately 600 people as co-plaintiffs, because the court ruled that Endesa and Pangue S.A. had to pay for these notifications. The defendants made filings requesting the court to correct the proceedings.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount involved: Undeterminable.

Plaintiff	:	Endesa
Defendant	:	YPF
Court	:	Arbitration Court of the International Chamber of Commerce (CCI)
Case Identification	:	Case file 14210/CCO
Summary of proceedings: Compensation for damages caused to Endesa is being claimed by reason of non performance by YPF of contracts for the supply of natural gas signed by the parties for the Tal Tal Power Station.
Process status: On October 5, the court issued Procedural Order No. 1, which sets the calendar for the proceedings and the rules for producing evidence, with this period for producing evidence now ongoing.
Amount involved: The current damages to Endesa at December, 2005 are estimated at US$ 31,442,461 and future damages are assessed at US$ 322,412,217.
Empresa Eléctrica Pangue S.A. (PANGUE)

Plaintiff	:	Endesa, Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04
Summary of proceedings: The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Development and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.
Process status : The court summoned the parties to hear the judgement.
Amount: Undeterminable

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	Case file 4563
Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.
Process status: Endesa and Pangue S.A. dropped the request that the lawsuit be notified to approximately 600 people as co-plaintiffs, because the court ruled that Endesa and Pangue S.A. had to pay for these notifications. The defendants made filings requesting the court to correct the proceedings.
Amount involved: Undeterminable.
Empresa Eléctrica Pehuenche S.A. (PEHUENCHE)

Plaintiff	:	Endesa, Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Summary of proceedings: The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Development and Reconstruction, in which the latter authority pronounces on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.
Process status: The court summoned the parties to hear the judgement.
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
Process status: The proposed compliance agreement was submitted to the 3rd Court on April 18 of this year. This agreement was approved by the judge by means of a judicial writ issued on September 25, 2006. This activity is already being carried out through the Company’s Environmental Division. Once the commitments acquired have been complied with, the termination of the proceedings and filing of the case records will be decided.
The compliance agreement hearing was held last August 30, 2006 in the Fourth Court. The resulting obligation for the Company involves undertaking two studies for developing tourist projects in the region, which shall be developed by the municipality of Yaguará and/or by the Governor’s Office of Huila. The deadline for submitting the studies is February 1, 2007. This compliance agreement was approved by judicial writ on September 8, 2006. Once the studies have been delivered, the termination and archiving of the proceedings will be ordered.
Amount: Undeterminable.

Plaintiff	:	380 people of different locations
Defendant	:	Central Hidroeléctrica de Betania S.A. E.S.P.
Court	:	Several courts in the departments of Huila and Tolima
Case/Identification	:	Non-contractual civil liability
Summary of proceedings: Central Hidroeléctrica de Betania S.A. ESP. is being sued for its liability in the floods occurring in 1986, 1989, 1994 and 1999, which allegedly swept away and damaged crops and lands of the various plaintiffs.
Process status: Some lawsuits have already received their first appealable judgment; others are in the evidence state, and in others the pleas for the defense are being made; in other words, they are in the initial stage.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount involved: US$8,909,980
Emgesa S.A.

Plaintiff	:	Orlando Enrique Guaqueta and Inhabitants of Sibaté
Defendant	:	Emgesa S.A. ESP. Empresa de Energía de Bogotá S.A. ESP.- EEB- Corporación Autónoma Regional — CAR -
Court	:	Administrative Court of Cundinamarca — First Section
Case/Identification	:	Class Action
Summary of proceedings: The claim was filed so that the Entities are severally liable for the damage caused by the pollution in El Muña dam, as a result of the pumping by Emgesa S.A. ESP of polluted waters from the river Bogotá.
Process status: In a resolution of August 9, 2006, notified to the parties on August 10, 2006, the court decided to accumulate this lawsuit with the class action of Miguel Angel Chávez.
Amount: US$1,200,000,000

Plaintiff	:	Gustavo Moya
Defendant	:	Emgesa S.A. ESP, Empresa de Energía de Bogotá S.A. ESP, the Capital District of Bogotá, Empresa de Acueducto y Alcantarillado de Bogotá, the City Hall of Sibaté and other plants and government agencies that presumably contribute to the pollution of the river Bogotá by action or omission.
Court	:	Administrative Court of Cundinamarca — Fourth Section
Case/Identification	:	Class Action
Summary of proceedings: That the entities being sued should be declared liable for damages caused to the environment as a result of storing raw sewage above the El Muña Reservoir. This proceeding was added to the proceedings addressing the pollution of the Bogotá River.
Process status: Via judicial writ dated November 30, 2006, Section One of the State Council, in a tutelage decision of November 30 of the same year, confirmed the decision of Section Five of the same body, which rejected the tutelage suit instituted by the Ministry of the Environment, Housing and Territorial Development against the Magistrate Nelly Villamizar, who forms part of Subsection “B” of Section Four of the Administrative Court of Cundinamarca, as being unfounded.
Amount involved: Undeterminable.

Plaintiff/Tax Creditor	:	Emgesa S.A. ESP.
Defendant/Taxpayer	:	Corporación Autónoma Regional de Cundinamarca — CAR
Court	:	Administrative Court of Cundinamarca — First Section
Case/Identification	:	Action seeking nullification of decrees and then re-establishment of right
Summary of proceedings : That the administrative decrees issued by the CAR (Resolution 506 of March 28, 2005 and 1189 of July 8, 2005) should be declared null and void and Emgesa’s rights, which had been violated by their issue, since they impose works to be performed in the Muña reservoir, on whose effectiveness maintenance of the water concession depends, should be reestablished. The grounds for dissent are:
(i) Imposition of the obligations of others on the Company. (ii) Imposition of a nonexistent community of interests. (iii) Disregard and obligatory jurisdiction of court decisions. (iv) It imposes a countervailing measure in favor of the Municipality of Sibaté unjustly and without any legal foundation.
Process status: On October 6, 2006, the defendant was ordered to proceed to defend the suit, after which such defendant took exception to all the plaintiff’s claims.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Amount involved: US$ 70,700,000 (approx.)
Edegel S.A.

Plaintiff/Tax Creditor	:	Sunat
Defendant/Taxpayer	:	Edegel
Court	:	Sunat
Case/Identification	:	n/n

Summary of proceedings	:	Tax Note — 2000 Supervision — 2000 Fiscal Year Income Tax
Process status: Court is yet to issue a resolution.
Amount involved: US$24,511,109.38
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
In virtue of the terms in the “Agreement regarding the Work Order No.4322”: i) SEGBA granted Endesa Costanera S.A. a mandate through which it administered the rendering of the services included in the Order and performed the work and services that corresponded to SEGBA, in conformity with the Order; and ii) Endesa Costanera S.A. was obliged to pay the Energy Department the capital installments and interest related to the loan granted by Medio Crédito Centrale, at a 1.75% annual rate (the Agreement).
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
Endesa Costanera S.A. considers that the loan resulting from the Agreement does not agree with any of the assumptions include in Decree No.53/03 and even though in the assumption that it agrees, there are strong arguments that determine the unconstitutionality of Decree No.53/03, because it would violate the principle of equality and the right of property established by the National Constitution. The most significant contingency that could result, if the aforementioned assumption becomes real at September 30, 2006, would be a shareholders’ equity decrease, net of tax effects, of approximately US$20 million. To date the Energy Department has not filed a claim for the “pesified” payments made by Endesa Costanera S.A.
At December 31, 2006, Costanera S.A.’s debt in regard to the Agreement on account of the principal and interest is US$17,103,426.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Enersis S.A. and its Subsidiaries are the plaintiffs or defendants in other minor suits with the risk of eventual or reasonably possible loss, whose individual effects, in the event of an adverse resolution, are not significant in these consolidated financial statements.
Restrictions:
Enersis S.A.
The Company’s loan agreements establish an obligation to comply with the following financial ratios, on a consolidated level:
•	Ratio of debt and cash flow for four quarters of Enersis and its Chilean subsidiaries does not exceed 6.5 in 2006, ending at 6.00 in 2008;

•	The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, does not exceed 4.5 in 2006, ending at 3.00 in 2008;

•	The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.80 in 2006, ending at 2.20 in 2008;

•	The consolidated debt to shareholders’ equity plus minority interest does not exceed 77.5% in 2006, ending at 70% in 2008;

•	No less than 50% of the total consolidated assets of Enersis S.A., steadily until 2008, should belong to companies whose business is regulated;

•	Minimum shareholders’ equity at least equal to U.F.27 million
As of December 31, 2006 and 2005 all these obligations have been met.
Chilectra S.A.
The Company did not have any restrictions nor financial covenants during the periods ended December 31, 2005 and 2006.
Endesa Chile (parent)
On a consolidated level, Endesa Chile must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:
•	Ratio between debt and cash flow for four quarters of Endesa Chile and its Chilean subsidiaries does not exceed 9.25 in 2006, which evolves up to 7.5in 2010;

•	The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, not exceeding 5.90 in 2006, which evolves up to 4.2X in 2010;

•	The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.5 in 2006, which evolves up to 2.00X in 2010;

•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 107% in 2006, which evolves up to 100% in 2010;

•	Assets corresponding to companies whose business is regulated, is not to be less than 50% of the total consolidated assets;

•	Minimum shareholders’ equity at least equal to U.F.45 million.
The financial covenants for loans entered into in January 2006 are less strict than those indicated above.
As of December 31, 2006 all these obligations have been met.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Pehuenche S.A.
The Chase Manhattan Bank N.A., in relation to loans granted to the Company, place obligations and restrictions on Pehuenche S.A., some of which are of a financial nature, such as: long-term financial liabilities not exceeding 1.5 times the shareholders’ equity, and a minimum company equity of UF9,500,000.
As of December 31, 2006 all these obligations have been met.
Endesa Costanera S.A.
In virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of shares of Central Costanera Sociedad Anonima), the ownership of Central Costanera S.A.’s land was transferred subject to the condition that it must be used as the location for an electric power plant for a term of twenty five years as of the date of possession.
If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated years, its ownership shall be considered revoked due to this cause, and return of such title will be effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the Chilean State.
The most demanding requirements in respect to financial coefficients are those contained in the loan, as amended at September 30, 2005, with CSFBi, which are the following: The long-term debt with third parties may not exceed US$215 million (excluding short-term debt, commercial debt, inter-company loans and balance of debt with MedioCrédito Italiano); the debt for less than 180 days may not exceed US$10 million. There are, also, clauses restricting the change of control of the company and clauses that restrict payments to shareholders, including subjecting the related debt to meeting certain financial indicators.
As of December 31, 2006 these obligations have been met.
El Chocón S.A.
The loan obtained on September 7, 2006 requires the Company to comply with the following financial covenants: ratio of Ebitda to financial expenses not lower than 3.5, debt to Ebitda not greater than 3.0; net shareholders’ equity not lower than 690 million Argentine pesos.
As of December 31, 2006 these obligations have been met.
Edegel S.A.
Financial indicators originated by credit contracts, Bonds Programs and Short-term instruments:
•	Debt ratio no greater than 0.90
As of December 31, 2006 these obligations have been met.
Hidroeléctrica Betania S.A.
Covenants include limitations on the payment of related debt and limitations on change in control and the following financial ratios:
•	EBITDA/Senior Financial Debt no less than 1.3

•	Cash Flows plus Dividend Payments/Senior Financial Debt no less than 1.4

•	Shareholders’ Equity/Senior Debt no less than 2.5.
At December 31, 2006 these covenants have been fully met.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Other restrictions
As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of Enersis S.A.’s financial indebtedness is subject to cross-failure provisions. Some failures of relevant subsidiaries, if not corrected in time (as to those specific provisions allowing a year of time to correct the problem), might result in the cross-failure at the Endesa Chile and Enersis S.A. level., and, in this case, a significant percent of Enersis S.A.’s consolidated liabilities might eventually become due on demand.
Non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to some of their most relevant subsidiaries for an individual amount exceeding the equivalent of 30 million dollars, would cause advanced payment of syndicated credits contracted in 2004. In the credits contracted by Endesa Chile in January and December of 2006, and by Enersis S.A in December 2006, the threshold is 50 million US dollars. Also, non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to any of their subsidiaries for individual amounts exceeding the equivalent of 30 million dollars, would cause advanced payment of Yankee bonds. In addition, some credit agreements contain provisions according to which certain events different from non-payment in these companies or in any of their most relevant subsidiaries, such as bankruptcy, insolvency, adverse executed legal sentences for amounts larger than US$ 50 million, and expropriation of assets, may cause those credit acceleration clauses to be in effect.
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
At December 31, 2006, these obligations and restrictions have been fully observed.
Note 31. Sureties Obtained from Third Parties
Enersis S.A.
The Company has received certificates of deposit for ThCh$20,451 at December 31 2006 (ThCh$108,076 in 2005).
Chilectra S.A.
The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$34,541 and ThCh$33,675 at December 31, 2005 and 2006, respectively.
Inmobiliaria Manso de Velasco Ltda.
The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$3,578,240 as of December 31, 2006 (ThCh$583,812 in 2005).
Compañía Americana de Multiservicios Ltda.
The Company has delivered bank bonds for ThCh$4,742,666 (ThCh$8,520,446 in 2005) and has received bank bonds for ThCh$276,020 (ThCh$735,733 in 2005).
Endesa S.A. (Parent Company)
The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$1,593,331 as of December 31, 2006 (ThCh$5,348,795 in 2005).
Compañía Eléctrica de Tarapacá S.A.
The Company has received documents in guarantee for ThCh$302,744 as of December 31, 2006 (ThCh$0 in 2005).
Enigesa S.A.
The Company has received guarantee documents amounting to ThCh$63,623 as of December 31, 2006 (ThCh$56,230 in 2005).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 32. Foreign Currencies
As of December 31, 2005 and 2006, foreign currency denominated assets and liabilities are as follows:
(a) Current assets

		As of December 31,
Account	Currency	2005	2006
		ThCh$	ThCh$
Cash and banks	$ no Reaj.	2,756,165	2,191,957
	US$	1,473,361	3,600,298
	Euro	—	6,467
	Yen	595	226
	$ Col.	14,771,565	23,362,312
	Soles	3,136,272	7,416,124
	$ Arg.	2,008,767	2,228,412
	Real	48,727,015	60,988,423
Time deposits	US$	43,946,339	59,861,548
	$ Col.	37,985,578	53,629,271
	Soles	6,680,800	9,981,878
	$ Arg.	26,208,710	22,196,015
	Real	150,530,737	136,456,454
Marketable securities	$ no Reaj.	3,901	3,900
	US$	2,375,415	2,101,620
	$ Col.	3,855	4,399,346
	Soles	1,906,378	832,640
	$ Arg.	1,132,449	1,776,421
Accounts receivable, net	$ Reaj.	2,145,497	—
	$ no Reaj.	144,505,269	176,292,058
	US$	5,946,084	2,324,931
	Euro	4,944	—
	$ Col.	133,690,798	201,719,237
	Soles	34,498,389	53,613,613
	$ Arg.	57,793,252	70,816,003
	Real	269,598,566	334,348,531
Notes receivable	$ no Reaj.	884,914	2,526,021
	US$	64,903	131,722
	Soles	17,638	49,173
	$ Arg.	19,640	19,786
	Real	2,656,866	4,741,500
Other receivables	$ Reaj.	668,416	108,279
	$ no Reaj.	23,861,154	31,448,255
	US$	5,148,189	12,920,727
	Euro	4,570	—
	$ Col.	13,261,915	21,777,269
	Soles	4,831,051	5,802,174
	$ Arg.	705,197	863,783
	Real	15,708,035	29,428,138

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

		As of December 31,
Account	Currency	2005	2006
		ThCh$	ThCh$
Amounts due from related companies	$ no Reaj.	581,006	6,495,675
	US$	1,069,602	741,886
	$ no Reaj.	5,683,903	—
	Soles	361,285	132,203
	$ Arg.	3,823,775	6,195,206
Inventories, net	$ no Reaj.	48,006,439	36,358,647
	US$	—	1,821,376
	$ Col.	9,078,082	9,681,693
	Soles	9,433,077	15,154,427
	$ Arg.	3,118,033	1,547,713
	Real	2,462,720	1,344,729
Income taxes recoverable	$ no Reaj.	31,254,058	19,620,499
	US$	—	612,350
	$ Col.	198,383	598,004
	Soles	77,664	149,010
	$ Arg.	5,046,562	955,545
	Real	15,209,001	20,337,020
Prepaid expenses and other	$ Reaj.	25,674	—
	$ no Reaj.	838,852	913,609
	US$	613,336	836,873
	$ Col.	850,235	1,700,751
	Soles	1,142,647	2,551,861
	$ Arg.	645,914	891,188
	Real	31,737,763	44,549,137
Deferred income taxes	$ no Reaj.	49,987,797	44,331,741
	$ Col.	467,274	174,704
	$ Arg.	4,669,029	6,918,174
	Real	—	10,131,731
Other current assets	$ Reaj.	1,528,313	6,255,485
	$ no Reaj.	30,184,853	44,501,683
	US$	—	4,008,541
	$ Col.	1,047	—
	Soles	252,758	233,633
	$ Arg.	160,405	185,087
	Real	10,642,861	11,471,884

Total current assets		1,328,815,537	1,641,366,577

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(b) Property, plant and equipment
Property, plant and equipment

		As of December 31,
Account	Currency	2005	2006
		ThCh$	ThCh$
Land	$ no Reaj.	54,286,322	54,557,590
	$ Col.	24,978,117	26,321,229
	Soles	11,629,522	11,127,621
	$ Arg.	7,251,626	7,227,372
	Real	31,697,561	33,370,682
Building, infrastructure and	$ no Reaj.	3,933,280,052	4,065,765,666
work in progress	$ Col.	2,403,356,496	2,498,284,958
	Soles	1,169,622,760	1,219,914,400
	$ Arg.	1,315,357,590	1,361,086,320
	Real	1,739,867,349	1,790,911,400
Machinery and equipment	$ no Reaj.	62,733,741	66,803,411
	$ Col.	28,690,807	30,658,273
	Soles	439,825,114	559,522,797
	$ Arg.	601,876,650	633,075,377
	Real	624,725,907	697,128,447
Other plant and equipment	$ no Reaj.	145,166,531	176,236,751
	$ Col.	16,187,648	9,122,302
	Soles	39,438,784	118,572,568
	$ Arg.	90,748,711	94,049,268
	Real	147,286,820	209,505,605
Technical appraisal	$ no Reaj.	31,412,411	31,416,737
	$ Col.	53,451,264	54,383,639
	Real	98,542,887	100,261,814
Accumulated depreciation	$ no Reaj.	(1,878,445,735)	(1,979,929,855)
	$ Col.	(740,014,382)	(827,701,103)
	Soles	(803,881,427)	(908,746,260)
	$ Arg.	(984,610,843)	(1,080,089,592)
	Real	(857,705,496)	(965,400,018)

Total property, plant and equipment		7,806,756,787	8,087,437,399

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(c) Other assets
Other assets

		As of December 31,
Account	Currency	2005	2006
		ThCh$	ThCh$
Investments in related companies	$ no Reaj.	97,155,214	76,386,876
	US$	3,812,892	38,880,575
Investments in other companies	$ no Reaj.	2,517,805	2,469,103
	US$	22,009,610	20,188,918
	$ Col.	16,936,962	1,406,052
	Soles	7,257	25,104
	Real	39,768	2,490
Goodwill, net	$ no Reaj.	691,217,248	636,978,434
	US$	10,990,175	10,236,667
	$ Col.	13,924,539	7,846,896
Negative goodwill, net	$ no Reaj.	(9,609,642)	(7,179,840)
	US$	(2,177,140)	(7,674,091)
	$ Col.	(2,226,482)	—
	Soles	(23,447,324)	(22,162,386)
Long-term accounts receivable	$ Reaj.	1,057,385	9,264,695
	$ no Reaj.	1,032,539	887,532
	US$	2,095,347	2,049,292
	$ Col.	4,591,576	6,415,588
	Soles	428,507	151,270
	$ Arg.	27,353,846	63,094,185
	Real	108,064,236	55,617,129
Amounts due from related companies	US$	91,713,359	90,523,990
Deferred taxes	Real	—	12,249,242
Other long-term assets	$ Reaj.	584,435	226,049
	$ no Reaj.	44,253,365	93,761,617
	US$	49,593	109,628
	$ Col.	58,212,149	19,744,847
	Soles	2,861,715	3,788,440
	$ Arg.	21,152,382	26,685,970
	Real	160,830,872	191,631,035

Total other assets		1,345,432,188	1,333,605,307

Total assets by currency	$ Reaj.	6,009,720	15,854,508
	$ no Reaj.	3,513,548,162	3,582,838,067
	US$	189,131,065	243,276,851
	Euro	9,514	6,467
	Yen	595	226
	$ Col.	2,088,397,426	2,143,525,268
	Soles	898,822,867	1,078,110,290
	$ Arg.	1,184,461,695	1,219,722,233
	Real	2,600,623,468	2,779,075,373

Total assets by currency		10,481,004,512	11,062,409,283

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(d) Current liabilities

		Within 90 days				91 day to 1 year
		As of December 31, 2005		As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term debt due to banks and	$ Reaj.	128	3.00%	2,089	0.30%	—	—	—	—
financial institutions	$ no Reaj.	24,227	—	207,106	0.96%	—	—	—	—
	US$	71,312,447	4.62%	6,915,738	10.49%	3,537,256	6.10%	1,417,595	6.94%
	$ Col.	12,556,049	6.85%	92,133,225	8.35%	—	—	—	—
	Soles	21,082,137	4.87%	29,249,563	5.62%	—	—	—	—
	$ Arg.	7,178	7.23%	550,956	13.70%	2,116,073	9.50%	2,086,440	8.72%
	Reales	2,181,962	5.51%	1,196,452	16.58%	—	—	—	—
	Others	—	—	499,785	2.80%	—	—	—	—
Current portion of long-term debt	$ no Reaj.	355	4.41%	30	—	—	—	—	—
due to banks and financial	$ Reaj.	1,825,596	9.00%	—	—	—	—	386,869	9.00%
institutions	US$	12,967,592	9.38%	17,830,678	11.05%	39,111,870	6.09%	29,655,380	8.68%
	Euro	—	—	—	—	728,517	3.45%	823,824	4.23%
	$ Col.	—	—	18,030,985	9.85%	14,051,066	12.17%	—	—
	Soles	6,971	4.41%	9,930,944	5.00%	—	—	—	—
	$ Arg.	2,803,527	6.86%	310,682	12.11%	5,916,236	8.22%	2,332,591	3.10%
	Reales	20,361,376	12.99%	3,789,554	17.86%	22,270,834	18.28%	15,390,257	15.45%
Current portion of bonds payable	$ Reaj.	942,306	5.75%	1,703,546	5.63%	115,275,397	6.19%	2,357,840	5.61%
	US$	16,665,051	7.00%	40,177,750	5.38%	275,504,604	7.34%	31,291,055	8.22%
	$ Col.	44,537,056	11.15%	4,136,248	10.15%	—	—	—	—
	Soles	54,288,006	6.98%	1,699,161	6.55%	—	—	10,084,155	7.19%
	$ Arg.	5,677	7.50%	3,482,796	10.43%	8,997,791	8.12%	6,953,665	10.43%
	Reales	10,133,356	19.93%	—	—	—	—	11,321,382	14.53%
Current portion of long-term	$ no Reaj.	—	—	1,576	—	—	—	—	—
notes payable	US$	13,477,672	7.42%	20,404,380	7.42%	14,808,330	7.42%	10,858,626	7.42%
	Reales	2,447,267	5.00%	—	—	—	—	2,758,403	—
Dividends payable	$ no Reaj.	1,619,729	—	1,553,261	—	5,190	—	—	—
	$ Col.	3,630,030	—	58,710,662	—	—	—	—	—
	Soles	72,719	—	2,100,067	—	—	—	—	—
	$ Arg.	1,448	—	1,980	—	—	—	—	—
	Reales	1,594,314	—	12,320,608	—	10,945,081	—	—	—
Accounts payable	$ Reaj.	27,379	—	35,478	—	—	—	—	—
	$ no Reaj.	63,379,838	—	88,560,521	—	—	—	—	—
	US$	8,625,682	—	11,706,722	—	—	—	495,519	—
	Euro	926,272	—	1,073,737	—	—	—	—	—
	$ Col.	38,058,132	—	53,426,857	—	—	—	—	—
	Soles	20,983,113	—	30,731,784	—	—	—	2,047,513	—
	$ Arg.	52,191,858	—	58,321,901	—	—	—	—	—
	Reales	105,295,398	—	80,565,796	—	—	—	42,764,531	—
Short-term notes payables	US$	2,922,136	—	—	—	2,907,014	—	—	—
	Reales	8,835,601	—	3,029,446	—	—	—	12,697,257	—
Miscellaneous payables	$ no Reaj.	9,086,776	—	5,348,856	—	—	—	—	—
	US$	356,916	—	14,063,409	—	9,026,537	—	779,663	—
	Euro	—	—	568	—	—	—	—	—
	$ Col.	11,444,931	—	14,388,375	—	—	—	—	—
	Soles	9,256,138	—	17,520,303	—	—	—	201,839	—
	$ Arg.	104	—	75,262	—	—	—	—	—
	Reales	47,339,351	—	26,156,922	—	—	—	32,845,402	—
	Others	—	—	6,745	—	—	—	—	—
Amounts payable to related	$ no Reaj.	230,573	—	1,020,442	—	—	—	—	—
companies	US$	32,479,176	—	2,830,515	—	—	—	—	—
	Soles	428,260	—	1,332,476	—	—	—	—	—
	$ Arg.	15,326,275	—	24,679,087	—	—	—	—	—
	Reales	1,047	—	—	—	—	—	—	—
Accrued expenses	$ Reaj.	1,597	—	—	—	80,585	—	1,244,597	—
	$ no Reaj.	12,669,277	—	13,563,503	—	19,728,544	—	17,907,374	—
	US$	2,027,550	—	2,254,459	—	267,524	—	34,523	—
	$ Col.	6,705,600	—	12,214,947	—	—	—	—	—
	Soles	2,229,021	—	6,597,027	—	1,577,692	—	242,483	—
	$ Arg.	3,876,734	—	5,017,288	—	—	—	—	—
	Reales	26,369,675	—	7,967,636	—	2,321	—	12,306,797	—
Withholdings	$ no Reaj.	8,849,811	—	10,396,763	—	—	—	—	—
	$ Col.	2,646,017	—	2,993,292	—	—	—	—	—
	Soles	5,278,772	—	6,348,709	—	—	—	134,516	—
	$ Arg.	11,780,985	—	13,404,157	—	3,055	—	—	—
	Reales	46,934,709	—	33,877,889	—	—	—	32,831,290	—
	Others	4,560	—	—	—	—	—	—	—
Income tax payable	$ no Reaj.	191,341	—	315,481	—	—	—	32,571,130	—
	$ Col.	29,821,382	—	30,863,810	—	—	—	—	—
	Soles	8,004,824	—	11,185,703	—	—	—	—	—
	$ Arg.	1,664,326	—	3,959,378	—	—	—	707,546	—
	Reales	28,419,740	—	15,018,189	—	—	—	48,290,188	—
Reimbursable financial contributions	$ no Reaj.	3,453,219	—	3,408,981	—	685,401	—	705,534	—
	$ Col.	18,696	—	905,939	—	—	—	—	—
	$ Reaj.	1,307	—	1,436	—	3,920	—	4,309	—
	$ no Reaj.	8,088	—	7,465	—	1,730,435	—	1,035,926	—

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

		Within 90 days				91 day to 1 year
		As of December 31, 2005		As of December 31, 2006		As of December 31, 2005		As of December 31, 2006
Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Other current liabilities	$ Reaj.	—	—	—	—	13,262,749	—	61,309	—
	$ no Reaj.	105,753	—	16,184	—	131,348	—	79,886	—
	US$	1,117,013	—	1,086,926	—	12	—	—	—
	$ Col.	3,679,476	—	15,154,212	—	—	—	—	—
	Soles	44,471	—	543,128	—	—	—	—	—
	$ Arg.	9,423,031	—	29,028,494	—	—	—	—	—
	Reales	20,394,144	—	27,943,766	—	—	—	15,888,476	—

Total current liabilities by currency	$ Reaj.	2,798,313		1,742,549		128,622,651		4,054,924
	$ no Reaj.	99,618,987		124,400,169		22,280,918		52,299,850
	US$	161,951,235		117,270,577		345,163,147		74,532,361
	Euro	926,272		1,074,305		728,517		823,824
	$ Col.	153,097,369		302,958,552		14,051,066		—
	Soles	121,674,432		117,238,865		1,577,692		12,710,506
	Reales	320,307,940		211,866,258		33,218,236		227,093,983
	$ Arg.	97,081,143		138,831,981		17,033,155		12,080,242
	Others	4,560		506,530		—		—

Total current liabilities		957,460,251		1,015,889,786		562,675,382		383,595,690

(e) Long-term liabilities as of December 31, 2005

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Due to banks and financial	$ Reaj.	971,845	9.00%	—	—	—	—	—	—
institutions	US$	164,631,448	6.61%	74,080,158	7.51%	122,800,406	5.89%	—	—
	Euro	725,880	3.06%	—	—	—	—	—	—
	$ Arg.	4,856,825	3.11%	3,648,964	1.75%	912,060	1.75%	—	—
	$ Col.	199,458	7.25%	13,362,850	12.10%	—	—	—	—
	Soles	15,327,275	5.51%	—	—	—	—	—	—
	Reales	65,544,532	16.67%	77,717,970	13.84%	20,675,977	17.38%	—	—
Bonds payable	$ Reaj.	73,409,124	6.20%	73,851,277	4.80%	—	—	62,343,972	5.95%
	US$	240,700,750	7.86%	219,770,250	8.39%	507,564,625	7.96%	375,121,130	7.56%
	$ Col.	—	—	83,603,327	10.76%	219,914,093	10.91%	—	—
	Soles	28,721,056	5.65%	25,166,851	7.25%	19,336,161	7.83%	—	—
	$ Arg.	10,353,091	7.00%	—	—	—	—	—	—
	Reales	24,717,299	20.64%	64,829,378	18.02%	14,842,630	23.16%	—	—
Long-term notes payable	US$	44,445,917	7.42%	—	—	9,350,701	7.42%	—	—
	Reales	38,069,794	10.61%	6,624,267	10.61%	9,113,086	10.61%	212,869	10.61%
Miscellaneous payable	$ Reaj.	—	—	—	—	—	—	109,717	—
	$ no Reaj.	184,424	—	—	—	—	—	—	—
	US$	7,166,487	—	1,794,801	—	5,612,872	—	15,223,901	—
	Reales	18,748,985	—	—	—	—	—	—	—
Amounts payable to related companies	US$	13,520,056	—	—	—	—	—	—	—
Accrued expenses	$ Reaj.	128,355	—	—	—	—	—	—	—
	$ no Reaj.	3,423,253	—	3,111,726	—	7,557,188	—	15,458,434	—
	$ Col.	69,203,641	—	305,585	—	—	—	—	—
	Reales	303,969,650	—	1,081,460	—	3,244,380	—	1,224,007	—
Deferred income taxes	$ no Reaj.	27,535,615	—	3,977,446	—	16,883,181	—	39,036,956	—
Reimbursable financial contributions	$ Reaj.	12,074	—	6,958	—	—	—	—	—
	$ no Reaj.	1,565,050	—	723,207	—	514,587	—	11,913	—
	Soles	697,212	—	45,540	—	502,102	—	—	—
Other long-term liabilities	$ Reaj.	1,852,706	—	221,845	—	—	—	—	—
	$ no Reaj.	—	—	137,688	—	—	—	122,712,020	—
	$ Arg.	17,442,874	—	9,975,310	—	6,557,389	—	608,060	—
	Reales	11,209,500	—	827,279	—	—	—	—	—

Total long-term liabilities	$ Reaj.	76,374,104		74,080,080		—		62,453,689
by currency	$ no Reaj.	32,708,342		7,950,067		24,954,956		177,219,323
	US$	470,464,658		295,645,209		645,328,604		390,345,031
	Euro	725,880		—		—		—
	$ Col.	69,403,099		97,271,762		219,914,093		—
	Soles	44,745,543		25,212,391		19,838,263		—
	$ Arg.	32,652,790		13,624,274		7,469,449		608,060
	Reales	462,259,760		151,080,354		47,876,073		1,436,876

Total long-term liabilities		1,189,334,176		664,864,137		965,381,438		632,062,979

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(f) Long-term liabilities as of December 31, 2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
Account	Currency	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
		ThCh$		ThCh$		ThCh$		ThCh$
Due to banks and financial	US$	287,130,020	6.80%	131,427,754	8.01%	47,415,036	9.44%	7,959,977	8.51%
institutions	$ Arg.	29,555,386	11.89%	11,725,549	10.87%	—	—	—	—
	$ Col.	72,531,749	9.07%	—	—	—	—	—	—
	Soles	25,316,417	5.58%	—	—	—	—	—	—
	Reales	70,937,621	12.61%	54,805,830	13.91%	167,137,198	14.95%	—	—
Bonds payable	$ Reaj.	73,787,290	6.20%	73,345,520	4.80%	—	—	60,669,583	5.95%
	US$	436,559,800	8.08%	—	—	649,374,186	7.85%	248,708,651	7.64%
	$ Col.	87,046,268	10.04%	142,681,570	10.48%	118,901,326	10.29%	—	—
	Soles	43,688,534	6.63%	23,299,820	6.97%	44,526,549	8.88%	—	—
	Reales	28,583,054	14.90%	72,213,798	15.70%	92,134,846	14.10%	—	—
Long-term notes payable	US$	29,803,192	7.42%	23,455,926	7.42%	—	—	—	—
	$ Arg.	3,884,430	—	—	—	—	—	—	—
	Reales	37,802,048	10.61%	8,411,125	10.61%	7,488,215	10.61%	1,543,589	10.61%
Miscellaneous payable	$ Reaj.	—	—	—	—	—	—	130,779	—
	$ no Reaj.	7,682,647	—	—	—	—	—	—	—
	US$	30,695,575	11.50%	36,413,334	9.50%	33,728,660	6.50%	14,115,249	6.50%
	$ Arg.	218,658	—	245,890	—	16,071	—	—	—
	Reales	17,079,788	—	4,263,725	—	9,195,707	—	—	—
Amounts payable to related companies	US$	11,250,360	11.00%	—	—	—	—	—	—
Accrued expenses	$ Reaj.	128,245	—	—	—	—	—	—	—
	$ no Reaj.	3,504,925	—	3,358,560	—	8,309,725	—	15,361,903	—
	$ Col.	72,789,491	—	—	—	—	—	—	—
	Reales	221,494,153	—	—	—	—	—	—	—
Reimbursable financial contributions	$ Reaj.	13,272	—	—	—	—	—	—	—
	$ no Reaj.	1,237,759	—	616,087	—	467,933	—	—	—
	Soles	518,558	—	37,015	—	61,693	—	—	—
Other long-term liabilities	$ Reaj.	2,309,877	—	1,539,918	—	3,400,637	—	—	—
	$ no Reaj.	157,883,821	—	727,152	—	30,290	—	—	—
	US$	304,111	—	592,493	—	—	—	—	—
	$ Col.	5,512,899	—	—	—	—	—	—	—
	$ Arg.	18,030,688	—	3,672,070	—	7,240,627	—	—	—
	Reales	15,046,748	—	—	—		—	—	—

Total long-term liabilities	$ Reaj.	76,238,684		74,885,438		3,400,637		60,800,362
by currency	$ no Reaj.	170,309,152		4,701,799		8,807,948		15,361,903
	US$	795,743,058		191,889,507		730,517,882		270,783,877
	Euro	—		—		—		—
	$ Col.	237,880,407		142,681,570		118,901,326		—
	Soles	69,523,509		23,336,835		44,588,242		—
	$ Arg.	51,689,162		15,643,509		7,256,698		—
	Reales	390,943,412		139,694,478		275,955,966		1,543,589

Total long-term liabilities		1,792,327,384		592,833,136		1,189,428,699		348,489,731

Note 33. Sanctions
Chilectra S.A.
a)	On April 27, 2004, through Exempt resolution 814, the Superintendency of Electricity and Fuel (S.E.C.) penalized the Company for a total amount of 1,830 UTA (ThCh$665,564), as a result of the blackout which occurred on January 13, 2003, that affected the area between Tal Tal and Santiago. On May 7, 2004, the Company filed an appeal whose jurisdiction and solution belongs to the Superintendency of Electricity and Fuel (S.E.C.). The S.E.C. rejected the appeal and a claim petition was filed with the Santiago Court of Appeals.

The resolution issued by the Santiago Court of Appeal can be appealed against in the Supreme Court.

To this date, the Company cannot exactly forecast the effects the final resolution will have on its financial statements.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Summary trial to complain about the fine imposed by the Superintendency of Securities and Insurance, 10 thCivil Court of Santiago (Case No. 4394-97). This summary trial was brought by Chilectra S.A. (fomerly Elesur S.A.) according to the regulations of Statutory Decree 3538 (Basic Law on the Superintendency of Securities and Insurance) against such Superintendency, and its purpose is to petition for the line imposed by such inspection agency via exempt resolution No. 337 of October 31, 1997 (U.F. 100,000 — 100,000 inflation index-linked units of account) to be declared null and void. On November 17, 2000, the court ruled an appealable judgment endorsing the claim by Chilectra S.A. (formerly Elesur S.A.), declaring the fine imposed by the Superintendency null and void. The ruling states, in sum, that there was no use of privileged information since it was one of the parties to the contract’s own information. The Superintendency lodged an appeal for annulment of the ruling (case number 82-2001). On June 6, 2006, the Santiago Court of Appeal revoked the ruling, maintaining al1 parts of Exempt Resolution 337 of the Superintendency. On June 23, 2006, appeals for annulment in form and substance were lodged with the Supreme Court, and these are on the weekly lists of cases for bearing and sentencing.

The Company and the Board of Directors have not been the target of any other sanctions by the SVS or by any other administrative authorities.
Note 34. Environment
Chilectra S.A.
The Company has made disbursements during the year of ThCh$909,939, mainly for the following items:
Investments:
•	Implementation of Environmental Management System, ISO Standard 14.001.

•	Reforestation, installation of acustic panels and preparation of Environmental Impact Statement.

•	“Space cape” and pre-assembling for maintenance and improvement of installations.
Expenses:
•	For handling hazardous wastes controlled through the Management System.

•	Environment-related, to meet current regulations.

•	In cleaning and order, which is associated with the preparation for environmental audits.

•	In pruning and cutting, associated with the need for clearing the area around the lines.
Endesa S.A.
During the year from January 1 to December 31, 2006, the Company and its subsidiaries have made disbursements for a value of ThCh$2,563,363, which mainly correspond to:
Operation expenses: They correspond to laboratory studies, monitoring, follow-up and analysis, which were treated as fiscal year expenses of ThCh$2,339,416. And environmental protection at Hidroeléctrica El Chocón and Endesa Costanera S.A. (Updating of standards, cleaning of hydrocarbon separator chambers, measurement of gas emissions, Nitrogen oxide and sulphur dioxide, ISO 9001, 14001 and 18001) equivalent to ThCh$ 84,570.
Investments related to the following projects, which have been capitalized in the amount of ThCh$139,377:
•	El Toro Power Plant: Environmental liabilities recovery and works required for SGA certification under ISO 14.001.

•	San Isidro- Certification of C02 cilinders and maintenance of certifications.

•	Bocamina Power Plant: Certification of environmental management system under ISO 14.001.

•	Tarapacá: Control on line for particulate material, normalization of gas analyzer and 2nd stage in the power plant’s landscape project

•	Huasco: Construction project of a profile against fuel spillovers.

•	Sanzal: Recover of environmental liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Note 35. Subsequent Events
Chilectra S.A.
On January 15, 2007, the Company was notified of Decree 7-2006 dated January 12, 2007, issued by the Panel of Experts provided for in the General Electrical Services Law, settling the discrepancies arising by reason of the Technical Report containing observations and corrections to the studies for determining the Annual Value of the Subtransmission System, together with the respective rate formulas, approved by the National Energy Committee in Exempt Resolution 695 of October 31, 2006.
This Decree, which basically rejected the discrepancies set forth by the Company, will mean that the subtransmission rate setting process will result in a decrease of about Ch$28 thousand million per year, before tax, in income from the sale of energy and power. This, in turn, will result in a decrease of about 4.6% per year in such income.
The above notwithstanding, Chilectra S.A. is studying actions and remedies that might apply with regard to such Decree.
Enersis
On February 28, 2007, the board meeting of Enersis S.A., it was unanimously agreed to propose to the Ordinary Shareholders Meeting of Enersis S.A. to be held on April 24, 2007, to distribute a final dividend for 70% of the Company’s net income, i.e. Ch$ 6.00 per share. After deducting the interim dividend of Ch$1.11 per share paid in December 2006, the amount to be distributed to shareholders and paid in May 2007,would be Ch$4.89 per share. This would represent a total distribution of ThCh$ 195,906,998 as of December 31, 2006.
The above modifies the current dividend policy which determines the distribution of a final dividend of 60% of the distributable income of the Company.
Edesur
On January 8, 2007 was published in the Official gazette and this Decree ratifies the Minutes of Agreement (derived from the Letter of Understanding) for amending EDESUR S.A.’s Distribution and Marketing Concession Contract plus the Addenda, entered into by EDESUR S.A. and the Ministries of Economy and Production, and of Federal Planning, Public Investment and Utilities. After that, the Energy National Regulatory Entity (ENRE) published in the Official Gazette, on February 5, 2007, Resolution ENRE No. 50/2007 approving the amounts contained in EDESUR S.A.’s Rates Schedule in force since February 1, 2007, which arise from the Transition Rates Regime incorporated into the aforementioned Minutes of Agreement.
Given that the terms and conditions of the Minutes of Agreement as regards the Transition Rates Regime have become fully operational, a 23% rise takes effect for the distribution rates (not affecting residential rates T1R1 and T1R2), for the connection rates and for the rehabilitation service rates collected by EDESUR S.A., as well as an additional average increase of 5% on the aforementioned distributions rates, in order to complete a plan of works. Also, the ENRE authorized the application on the rates already mentioned, beginning on May 1, 2006, of the positive 9.962% variation in the indexes of the rates monitoring mechanism envisaged in the Minutes of Agreement.
With respect to the amounts that, due the enforcement of the Transition Rates Regime, were accrued for consumption in the period running from November 1, 2005 to January 31, 2007, the ENRE ordered that they be billed in 55 equal and consecutive installments.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Endesa Chile
At the Company’s Board meeting held on February 28, 2007, the Board agreed to modify the current dividend policy reported to the shareholders meeting in 2006, increasing from 50 % to 60 % the percentage distribution of net income for 2006 to be distributed as a final dividend to the shareholders.
Consequently, and taking into account the distributable income for the year 2006 and the distribution of the interim dividend paid in December 2006, which amounted to Ch$2.57, the board agreed at the same meeting to propose to the next ordinary shareholders meeting, to be held on April 24, 2007, the distribution of a final dividend amounting to Ch$10.84 per share, subject to its approval, which would be paid during May 2007.
On March 8, 2007, the Company acquired from CMS Generation Co. and CMS Generation S.R.L. (individually and collectively, “CMS”), 2,734,110 R-class shares and 1,733,390 L-class shares, representing 25 % of the share capital of Hidroinvest S.A., the Argentine holding company and controller of Central Hidroeléctrica El Chocón S.A. (the “Company”), and also acquired 7,405,768 direct shares of the Company. The total purchase price was US$ 50 million, which includes debt that Hidroinvest S.A. owed CMS.
With this purchase, the beneficial interest of Endesa Chile in Hidroinvest S.A. increased from 69.9 % to 94.9%, and increases the Company’s participation in El Chocón, which is 59%-controlled by Hidroinvest S.A. In addition, the Shareholders Agreement in the Company was terminated. The share purchase was carried out through the exercise of pre-emptive rights (right of first refusal) previously granted and notified by CMS.
As a result of the foregoing share purchases, Endesa Chile increased its directly and indirectly beneficial interest in Hidroeléctrica El Chocón S.A. to 64.7%.
Hidroeléctrica El Chocón S.A. is a generation subsidiary of Endesa Chile with an installed capacity of 1,320 MW. It was acquired in 1993, and it is located in the Province of Neuquén, Argentina.
In the period between January 1, 2007 and the date of issuance of these financial statements, no other significant events have occurred that could affect their presentation.

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
(a) Inflation accounting
The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2006 was approximately 8.2%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. As allowed pursuant to Item 17 c (iv) of Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.
(b) Reversal of revaluation of property, plant and equipment
In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is prohibited under U.S. GAAP. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (cc) below.
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
The effect on shareholders’ equity and net income for the years presented is included in paragraph (cc) below.
The company has considered the factors which could be considered changes in circumstances which would trigger an impairment review and, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposa1 of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
grouping of assets at the lowest level which generates cash flow. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on the excess carrying amounts of long-live assets (or asset group) over fair value. There were no impairment charges recorded under Chilean GAAP and U.S. GAAP.
(d) Intangibles
Under Chilean GAAP, the intangible assets correspond mainly to rights of way. Additionally the Company had recorded an intangible asset relating to the transfer of revalued assets which originated in the predecessor company, “Compañía Chilena de Distribución Eléctrica S.A.” at the time of the Company’s formation. Under U.S. GAAP, the balance of this intangible asset would have been recorded at the Predecessor Company’s carrying value which was zero. In 2004, this intangible asset was charged to income under Chile GAAP thereby zeroing out the GAAP difference for this item. Since this effect had already been adjusted in prior years under US GAAP, the effect recorded by the Company must be eliminated, as shown in the 2004 reconciliation to shareholders’ equity in paragraph (cc) below.
The estimated amortization expense for the intangible assets with definite lives, which now mainly consist of rights of way for US GAAP purposes (which is equivalent under Chile GAAP) for each of the five succeeding fiscal years is as follows:

Amortization
Year	ThCh$
2007	5,547,991
2008	4,986,896
2009	4,499,388
2010	1,920,840
2011	2,394,384
(e) Deferred income taxes
Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded against the deferred tax assets and liabilities recognized as of January 1, 2000. Such complementary assets and liabilities are being amortized to income over the estimated average reversal periods of the underlying temporary differences to which the corresponding deferred tax asset or liability relates.
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
The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred tapes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations (see note 36 II (c)). When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (cc) below.
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
Since 2004, there are no differences between Chilean and US GAAP as regards the accounting for severance indemnities. The effects of accounting for severance indemnity benefits accumulated up to the year 2003 under US GAAP have been presented in paragraph (cc).
(g) Pension and post-retirement benefits accounting
The Company has obligations related to post-retirement benefits as stipulated in collective bargaining agreements and pension obligations as stipulated by contract for its subsidiaries in Brazil, Colombia and Chile. Under U.S. GAAP, post-retirement benefits are accounted for under SFAS 106 and pension obligations are accounted for under SFAS 87 which results in the following differences:
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
In addition, during 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirements Plans – an amendment of FASB Statements N°87, 88, 106 and 132 (R)”. This statements required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The adoption resulted in the recognition through AOCI for accumulated effect through the 2006 year – end of prior service costs and related plan assets in the balance sheet of the certain Brazilian subsidiaries. The effects of the adoption of SFAS 158 are presented in paragraph (cc) below.
The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph (cc).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
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
Under US GAAP, in accordance with Accounting Principles Board Opinion No. 18, The Equity Method for Accounting for Investment in Common Stock” (“APB No. 18”), the carrying amount of an investment accounted for under the equity method is initially recorded at cost and shown as a single amount in the balance sheet of the investor. It is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under US GAAP subsequent to the date of investment. The investment reflects adjustments similar to those made in preparing consolidated financial statements, including adjustments to eliminate inter-company gains and losses and to account for the differences, if any, between the investor’s cost and the underlying equity in net assets of the investee at the date of investment. The investment is also adjusted to reflect the investor’s share of change in the investee capital accounts.
The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP for equity method investees is included in paragraph (cc) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:
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

Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Up until December 31, 2001, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years. Goodwill acquired after June 30, 2001 is not amortized. In accordance with SFAS No. 142, the Company discontinued amortizing goodwill on January 1, 2002. The effects of recording the different amortization periods and reversing the amortization of goodwill are included in paragraph (cc) below.

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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(ii)	Under Chilean GAAP and US GAAP, the Company evaluates the carrying amount of goodwill for impairment. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2005 and 2006.

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (cc) below:
(i)	differences in the amount of the impairment under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(iii)	the reversal of goodwill amortization recorded under Chilean GAAP.
(j) Negative Goodwill
Under Chilean GAAP, until December 31, 2004, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value accounting for all acquired assets and liabilities for all acquisitions after January 1, 2004. Technical Bulletin No. 72 states that whenever the negative goodwill exceeds the fair value of identified non-monetary assets, the excess must be recognized immediately as income.
Under U.S. GAAP, the fair value of the net assets acquired in excess of the purchase price is allocated proportionately to reduce the values assigned to long-lived assets. If the allocation reduces the long-lived assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.
The effect of reduced depreciation expense on the long-lived assets (for which no circumstances changed requiring an impairment test under SFAS N°144) to which negative goodwill had been allocated under U.S. GAAP net of reversals of both amortization and write-offs of negative goodwill recorded in Chilean GAAP (over the appropriate useful lives as defined in the first paragraph) are included in paragraph (cc) below.
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
Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been avoided if the project had not been done. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (cc) below.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(l) Accumulated deficit during the development stage
Under Chilean GAAP, the losses incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity. Under U.S. GAAP, such costs must be charged to income as incurred. As of December 31, 2004 and 2005, no company was classified as a development stage company. For the year ended December 31, 2006, the effects of the adjustment are included in paragraph (cc).
(m) Minimum dividend
As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual was made in the reconciliation in paragraph (cc) below to reflect the unrecorded dividend liability for 2005 and 2006.
(n) Capitalized general and administrative expenses
Under Chilean GAAP, Endesa-Chile and certain Brazilian subsidiaries capitalize a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which under US GAAP would not be allowed. The effects of eliminating capitalized general and administrative expenses and the related depreciation and amortization for U.S. GAAP purposes are shown below under paragraph (cc).
(o) Involuntary employee termination benefits
Under Chilean GAAP, the Argentine subsidiaries, Central Costanera and Hidroelectricidad, recorded an accrual of certain involuntary employee termination benefits related to the restructuring plan announced in 1997. Since that date employees have continued to be made redundant pursuant to this plan. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with U.S. GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, there must have been a plan that specifically include notification of such employee prior to the balance sheet.
The net effect of eliminating the accrued liability recognized under Chile GAAP is presented in paragraph (cc) below.
(p) Revenue recognition in Edesur
During 2005, Edesur reached final agreement with the relevant Argentinean authorities regarding an increase in tariffs related to electricity distribution services. This increase is currently pending ratification via formal decree by the executive power of the Argentinean government (PEN). At December 31, 2005 the Company believed were probable that the economic benefits associated with the tariff increase will flow to the enterprise, and that all other revenue recognition criteria established by Chilean GAAP has been met. Accordingly, the effects of the rate increase were included in 2005 revenues under Chilean GAAP. During 2006 there have been no ratification regarding the increase in tariffs; hence, the initial probable belief of the Company was reassessed and is not longer considered. Therefore, under Chilean GAAP the effects of the rates tariffs recognized as of December 31, 2005 has been adjusted and recognized in income for the current year. However, the effects of the increase in tariffs have not been included in revenues under U.S. GAAP, because management believes that the persuasive evidence of an arrangement criterion under SAB Topic 13 is not met until the agreement is formally ratified by the PEN.
The effect on shareholders’ equity and net income for the years presented is included in (cc) below.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(q) Elimination of capitalized interest in Brazil
Until 1999, under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry by crediting interest expense. Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (cc) below.
(r) Organizational and start-up costs
Certain costs related to the organization and creation of certain subsidiaries of the Company are deferred and capitalized under Chilean GAAP and amortized.
Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred.
The effects of the difference are included in paragraph (cc) below.
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
The amounts of foreign exchange losses included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars were ThCh$60,236,680, ThCh$25,391,952 and ThCh$35,510,041 for the years ended December 31, 2004, 2005 and 2006, respectively (See Note 23). Company’s Management believes that, foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by Form 20-F.
(t) Derivative instruments
The Company engages in derivative activity for hedging certain risks. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133. Under SFAS 133, to qualify for hedge accounting strict requirements need to be met, including hedge documentation and effectiveness tests. As of December 31, 2004,

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
certain cross-currency swaps had by Enersis with a fair value of ThCh$(53,221,524) as of that date, qualified for hedge accounting under SFAS 133 since all the documentation and hedge effectiveness requirements were fulfilled. All foreign currency and interest rate hedging instruments entered into during 2005 and 2006 (total estimated fair value of ThCh$101,348,563 and ThCh$145,208,861 as of December 31, 2005 and 2006) fulfill the documentation and hedge effectiveness requirements to qualify for hedge accounting.
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
The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2004, 2005 and 2006 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (cc) below.
(u) Fair value of long-term debt assumed
As part of the purchase of the majority ownership interest in Endesa-Chile, a portion of the purchase price was allocated to the fair value of long-term debt. As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill.
The effect on shareholders’ equity and net income for the years presented is included in paragraph (cc) below.
(v) Deferred income
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
The effect on shareholders’ equity and net income for the years presented is included in (cc) below.
(w) Regulated assets and deferred costs
The electricity sector in Chile and other Latin American countries is regulated pursuant to applicable laws. Most of the Company’s sales are subject to node price regulation, which is designed to ensure an adequate supply of energy at reasonable, determined prices, which considers a variety of factors. The marginal cost pricing model is not solely based upon costs incurred by the Company, and as a result, the requirements of U.S. GAAP under SFAS No.71, “Accounting for the Effects of Certain Types of Regulation”, related to a businesses whose rates are not regulated are not applicable, except for the Company’s operations in Brazil as described below.
As a result of changes in Brazilian Electricity Laws and Regulations, the Company’s distribution subsidiaries in Brazil, Ampla Energia e Serviços S.A. (AMPLA, ex CERJ) and Companhia Energética do Ceará (Coelce), are subject to the provisions of SFAS No. 71 beginning on January 1, 2001. With the new regulations issued by the National Agency of Electric Energy (ANEEL), the rate-setting structure in Brazil is now designed to provide recovery for allowable costs incurred, which will be recovered through future increases in energy tariffs in order to recover losses experienced during the period of Brazilian Federal Government mandated energy rationing from June 1, 2001 to December 31, 2001. The Company estimates remaining costs will be recovered approximately over a period of five years, from the balance date.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
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
The regulations also included certain fixes costs or VPA costs, which each distribution company is permitted to defer and pass on to their customers using future rate adjustments. VPA costs are limited by concession contracts to the cost of purchased power and certain other costs and taxes. Due to uncertainty in the Brazilian economy, ANEEL delayed the approval of such VPA rate increases. An Executive Order in October 2001 created a tracking account mechanism, in order to calculate the variation in the VPA costs for future rate adjustment calculation purposes. The Company has not recognized any regulatory assets for VPA costs incurred prior to 2001, because costs incurred prior to January 1, 2001, are not recoverable through the tracking account.
Under Chilean GAAP, the Company recognized revenue and deferred costs related to the regulated assets. Under U.S. GAAP, in accordance with EITF 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred.
The effect of deferring revenues expected to be collected after two years is included in (cc) below.
(x) Reorganization of subsidiaries
This adjustment corresponds to the reorganization of the Company’s subsidiaries Endesa Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Endesa Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A. During 2006, the Company’s subsidiary Edegel was merged with Etevensa, an entity which was controlled by Endesa Internacional S.A., the Company’s parent company. This reorganization included a purchase of a minority interest portion in exchange for shares of Edegel and cash. On April 1, 2006 the Company’s subsidiaries Chilectra S.A. was merged with Elesur S.A. (currently Chilectra S.A.) which is 99.09% owned by Enersis S.A. This reorganization included a purchase of a minority interest portion by cash.
Under Chilean GAAP, the Company recorded these transactions under the pooling of interests method, using the book values of the net assets acquired under merger accounting as proscribed by Technical Bulletin 72 for reorganizations under common control.
Under US GAAP the exchange of shares between entities under common control is recorded at book values. However, to the extent that shares in CBA, Etevensa and Chilectra S.A. were acquired from third parties, the identifiable assets acquired and liabilities assumed are recorded at fair value using purchase accounting together with the shares issued by the subsidiaries Endesa Costanera S.A., Edegel S.A and Chilectra S.A. The difference in property, plant and equipment basis between Chilean GAAP and US GAAP results in a greater depreciation expense to be recorded under US GAAP over the remaining estimated useful life.
The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (cc) below.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(y) Effects of minority interest on the U.S. GAAP adjustments
The net income and shareholders’ equity under Chilean GAAP is adjusted in the U.S. GAAP footnote for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders under U.S. GAAP.
The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph (cc) below.
(z) Amortization of bond discount and deferred debt issuance costs
Under Chilean GAAP the company amortized bond discounts and deferred debt issuance costs using the straight line method over the estimate maturity of the related debt.Under U.S. GAAP, deferred debt issuance costs and bond discounts have to be amortized using the effective interest method. The effect of this adjustment included in the net income and shareholders equity reconciliation to US GAAP under paragraph (cc) below.
(aa) Asset retirement obligations
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
At the same time the standard requires the Company to capitalize the new asset retirement obligation costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. At December 31, 2004, 2005 and 2006, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.
In Peru, where we have eight hydroelectric plants and one thermoelectric plant, existing legislation includes the requirement for entities with electrical assets to conduct retirement activities when operations cease. In Chile, under certain concession decrees governing four distribution lines, we are similarly required to conduct retirement activities upon cessation of operations.
The effects of this U.S. GAAP adjustment on net income and shareholders’ equity are presented in note (cc) below.
(bb) Creation of Endesa Brasil
On September 30, 2005, certain Brazilian affiliates under common control were reorganized under a newly created holding company, Endesa Brasil S.A. In connection with this reorganization, Enersis transferred its interest in certain investees to Endesa Brasil in exchange for a 53.61% direct and indirect interest therein (see Note 1l). The Company began accounting for Endesa Brasil as a consolidated subsidiary as of that date. The difference between net assets contributed and received generated a difference if ThCh$6,327,211 presented as reserve in equity. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustment to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental charge to equity of ThCh$1,322,212 was recorded.
The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (cc) below.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(cc) Effect of conforming to U.S. GAAP
The reconciliation of reported net income required to conform with U.S. GAAP is as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Net income in accordance with Chilean GAAP	46,866,624	69,445,219	285,960,366

Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,955,277	1,123,624	940,087
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(2,323,226)	(1,091,989)	(1,124,997)
Amortization of intangibles (paragraph d)	1,067,360	—	—
Deferred income taxes (paragraph e)	12,612,586	3,507,010	8,255,112
Pension and post-retirement benefits (paragraph g)	(5,736,710)	1,533	155,497
Investments in related companies (paragraph h)	1,549	(33,823,190)	4,773,424
Amortization of goodwill (paragraph i)	56,882,043	55,757,931	55,324,188
Amortization of negative goodwill (paragraph j)	1,267,005	900,014	17,753,365
Capitalized interest (paragraph k)	8,348,959	11,526,719	11,902,604
Depreciation capitalized interest (paragraph k)	(2,292,471)	(1,689,013)	(2,037,571)
Difference foreign exchange capitalized (paragraph k)	(6,182,165)	6,659	31,411
Depreciation difference foreign exchange capitalized (paragraph k)	261,423	493,599	495,731
Accumulated deficit during the development stage (paragraph l)	—	—	(303,015)
Capitalized general and administrative expenses (paragraph n)	2,953,118	(2,995,173)	(2,930,771)
Involuntary employee termination benefits (paragraph o)	(1,769)	(17,268)	(21,295)
Revenue recognition Edesur (paragraph p)	—	(3,983,074)	4,071,920
Elimination of amortization of capitalized legal reserve (paragraph q)	518,351	459,424	466,907
Amortization of organizational and start-up costs (paragraph r)	489,552	3,695,633	2,384,966
Derivative instruments operating income (paragraph t)	(7,115,723)	33,692,028	1,058,984
Derivative instruments non operating income (paragraph t)	16,710,560	(1,919,538)	(85,113)
Fair value of long-term debt assumed (paragraph u)	(146,231)	(978,245)	(27,371)
Deferred income (paragraph v)	242,761	128,342	130,581
Regulated assets (paragraph w)	12,056,423	12,320,216	(3,562,711)
Reorganization of subsidiaries (paragraph x)	(262,369)	(232,852)	(236,914)
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	23,374,626	(6,988,163)	(7,211,572)
Deferred tax effects on the U.S. GAAP adjustments	(710,466)	(14,505,746)	(15,198,481)
Amortization of bond discount and deferred debt issuance cost (paragraph z)	—	—	2,338,553
Staff severance indemnities (paragraph f)	(189,069)	—	—
Asset retirement cost — (paragraph aa)	566,123	(64,469)	(12,090)
Asset retirement obligations — liabilities (paragraph aa)	(674,105)	148,420	(1,140,190)

Net income in accordance with U.S. GAAP	160,540,036	124,917,651	362,151,605

Net income in accordance with U.S. GAAP	160,540,036	124,917,651	362,151,605
Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of minority interest	(101,836,006)	(105,702,172)	15,780,715
Cumulative translation adjustment related to U.S GAAP adjustments net of minority interest	13,171,282	21,138,761	(3,334,313)
Fair value change of hedging instruments used in cash flow hedges, net of deferred tax	—	1,317,498	(44,746,077)

Comprehensive income in accordance with U.S.GAAP	71,875,312	41,671,738	329,851,930

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Shareholders’ equity in accordance with Chilean GAAP	2,650,384,728	2,869,881,909

Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(10,179,636)	(9,238,334)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(8,986,279)	(10,008,427)
Deferred income taxes (paragraph e)	(294,941,836)	(290,128,352)
Pension and post-retirement benefits liabilities long term (paragraph g)	(16,368,212)	8,057,678
Investments in related companies (paragraph h)	(6,946,111)	(2,293,661)
Goodwill (paragraph i)	421,820,730	479,559,912
Goodwill gross amount (paragraph i)	89,858,301	88,417,514
Negative goodwill (paragraph j)	(354,124,446)	(339,386,151)
Capitalized interest (paragraph k)	68,157,399	79,211,332
Exchange difference (paragraph k)	(20,328,830)	(19,905,733)
Minimum dividend (paragraph m)	(16,086,968)	(47,710,019)
Capitalized general and administrative expenses (paragraph n)	(26,240,459)	(29,373,265)
Reversal of accrual of certain involuntary employee termination benefits (paragraph o)	59,128	38,865
Revenue recognition Edesur (paragraph p)	(3,983,074)	—
Elimination of capitalized legal reserve (paragraph q)	(5,438,791)	(5,066,755)
Amortization organizational and start-up costs (paragraph r)	(10,037,395)	(7,827,515)
Derivative instruments (paragraph t)	19,558,830	(33,346,865)
Fair value of long-term debt assumed (paragraph u)	191,592	164,221
Reorganization of subsidiaries (paragraph x)	3,721,443	13,816,196
Deferred income (paragraph v)	(2,053,473)	(1,958,711)
Regulated assets (paragraph w)	2,996,725	(513,714)
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	204,336,006	191,122,226
Deferred tax effects on the U.S. GAAP adjustments	114,447,475	100,059,125
Amortization of bond discount and deferred debt issuance cost (paragraph z)	—	2,338,553
Asset retirement cost (paragraph aa)	567,187	547,154
Asset retirement obligations — liabilities (paragraph aa)	(998,688)	(2,139,121)

Shareholders’ equity in accordance with U.S. GAAP	2,799,385,346	3,034,318,062

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Shareholders equity in accordance with U.S. GAAP — January 1	2,724,074,973	2,786,704,619	2,799,385,346

Dividends paid during the year	—	(13,886,128)	(68,893,961)
Reversal of dividends payable as of previous balance sheet date	—	8,631,508	16,086,968
Minimum dividend payable (paragraph m)	(8,631,508)	(16,086,968)	(47,710,019)
Reorganization under common control (paragraph x and bb)	—	(7,649,423)	(4,795,801)
Fair value change of hedging instruments used in cash flow hedges, net of deferred tax	—	1,317,498	(44,746,077)
Adoption of FAS 158, Brazilian subsidiaries, net of deferred tax	—	—	10,393,599
Cumulative translation adjustment	(88,664,724)	(84,563,411)	12,446,402
Capital increase	(614,158)	—	—
Net income in accordance with U.S. GAAP for the year	160,540,036	124,917,651	362,151,605

Shareholders equity in accordance with U.S.GAAP — December 31	2,786,704,619	2,799,385,346	3,034,318,062

II. Additional disclosure requirements:
(a) Goodwill and negative goodwill
The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2005 and 2006, respectively:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Goodwill	1,806,704,228	1,801,542,342
Less: accumulated amortization	(1,090,572,266)	(1,146,480,345)

Goodwill, net	716,131,962	655,061,997

Negative goodwill	(469,806,762)	(475,440,048)
Less: accumulated amortization	432,346,174	438,423,731

Negative goodwill, net	(37,460,588)	(37,016,317)

Amortization expense under Chile GAAP is disclosed in Note 13.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(b) Basic and diluted earnings per share:

	For the year ended December 31,
	2004	2005	2006
	Ch$	Ch$	Ch$
Chilean GAAP earnings per share	1.44	2.13	8.76
U.S. GAAP earnings per share	4.92	3.83	11.09

Basic and diluted U.S. GAAP earnings per share	4.92	3.83	11.09

Total number of common outstanding shares at December 31,	32,651,166	32,651,166	32,651,166

Weighted average number of common shares outstanding (000’s)	32,651,166	32,651,166	32,651,166

(1)	The earnings per share figures for both U.S. GAAP and Chilean GAAP purposes have been calculated by dividing the respective earnings (loss) amounts in accordance with U.S. GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or contingent equity securities. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(c) Income taxes:
The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2004
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(6,110,475)	(272,789)	(18,550,941)	(5,332,042)	(69,327,978)	(99,594,225)
Deferred income taxes as determined under Chilean GAAP	12,770,470	(24,173,507)	(27,780,,981)	(2,526,996)	(3,862,472)	(45,573,486)

Total income tax provision under Chilean GAAP	6,659,995	(24,446,296)	(46,331,922)	(7,859,038)	(73,190,450)	(145,167,711)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	1,536,490	8,820,314	2,814,136	(558,354)	—	12,612,586
Deferred tax effect of adjustments to U.S. GAAP	(332,152)	1,570,741	3,022,940	(3,499,615)	(1,472,380)	(710,466)
U.S. GAAP reclassifications (1)	628,403	—	—	—	1,507,553	2,135,956

Total U.S. GAAP adjustments:	1,832,741	10,391,055	5,837,076	(4,057,969)	35,173	14,038,077

Total Income tax provision under U.S. GAAP	8,492,736	(14,055,241)	(40,494,846)	(11,917,007)	(73,155,277)	(131,129,635)

	2005
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(12,757,343)	(6,081,363)	(24,595,823)	(30,249,268)	(75,083,231)	(148,767,028)
Deferred income taxes as determined under Chilean GAAP	(28,135,999)	(6,060,321)	(2,138,607)	2,577,728	473,553	(33,283,646)

Total income tax provision under Chilean GAAP	(40,893,342)	(12,141,684)	(26,734,430)	(27,671,540)	(74,609,678)	(182,050,674)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	(414,414)	150,177	5,655,585	(1,884,338)	—	3,507,010
Deferred tax effect of adjustments to U.S. GAAP	(9,755,096)	1,726,862	(1,137,194)	(5,259,431)	(80,887)	(14,505,746)
U.S. GAAP reclassifications (1)	1,626,755	—	—	4,226,268	1,600,673	7,453,696

Total U.S. GAAP adjustments:	(8,542,755)	1,877,039	4,518,391	(2,917,501)	1,519,786	(3,545,040)

Total Income tax provision under U.S. GAAP	(49,436,097)	(10,264,645)	(22,216,039)	(30,589,041)	(73,089,892)	(185,595,714)

	2006
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(48,613,763)	(4,507,845)	(33,745,695)	(80,992,242)	(85,208,065)	(253,067,610)
Deferred income taxes as determined under Chilean GAAP	83,652,728	(10,880,034)	(8,186,970)	55,665,414	23,408,598	143,659,736

Total income tax provision under Chilean GAAP	35,038,965	(15,387,879)	(41,932,665)	(25,326,828)	(61,799,467)	(109,407,874)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	5,728,815	135,227	(577,332)	2,968,402	—	8,255,112
Deferred tax effect of adjustments to U.S. GAAP	(6,978,720)	(3,588,034)	(977,017)	(1,263,702)	(2,391,008)	(15,198,481)
U.S. GAAP reclassifications (1)	86,038	—	—	14,085,351	182,224	14,353,613

Total U.S. GAAP adjustments:	(1,163,867)	(3,452,807)	(1,554,349)	15,790,051	(2,208,784)	7,410,244

Total Income tax provision under U.S. GAAP	33,875,098	(18,840,686)	(43,487,014)	(9,536,777)	(64,008,251)	(101,997,630)

(1)	Certain tax-related expenses under Chilean GAAP are classified as non-operating, but under US GAAP would be classified as income taxes.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2005			2006
	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:

Property, plant and equipment	28,899,953	131,313,976	160,213,929	2,739,244	101,989,597	104,728,841
Allowance for doubtful accounts	56,899,775	—	56,899,775	67,547,385	—	67,547,385
Actuarial deficit (companies in Brazil)	11,830,729	—	11,830,729	10,500,328	—	10,500,328
Deferred income	2,015,328	—	2,015,328	2,236,216	—	2,236,216
Provision real estate projects	2,460,812	—	2,460,812	2,367,831	—	2,367,831
Derivative contracts	—	3,038,592	3,038,592	—	9,184,618	9,184,618
Vacation accrual	1,053,846	—	1,053,846	1,147,149	—	1,147,149
Post retirement benefits	—	5,565,192	5,565,192	—	—	—
Tax loss carryforwards (1)	243,459,396	—	243,459,396	241,818,145	—	241,818,145
Contingencies	80,000,821	—	80,000,821	85,277,169	—	85,277,169
Salaries for construction-in progress	3,781,606	—	3,781,606	4,013,859	—	4,013,859
Revenue recognition Edesur	—	1,394,076	1,394,076	—	—	—
Valuation allowance	(178,272,879)	(940,389)	(179,213,268)	(39,998,258)	(1,104,621)	(41,102,879)
Others	12,376,001	804,107	13,180,108	14,349,812	1,247,333	15,597,145
Provision for employee benefits	6,024,624	—	6,024,624	5,548,245	(2,739,611)	2,808,634

Total deferred income tax assets	270,530,012	141,175,554	411,705,566	397,547,125	108,577,316	506,124,441

Deferred income tax liabilities:

Property, plant and equipment (2)	400,201,707	99,843,560	500,045,267	411,588,632	83,812,317	495,400,949
Severance indemnities	1,761,264	—	1,761,264	1,677,822	—	1,677,822
Regulated assets	29,120,098	1,018,886	30,138,984	28,973,980	(174,663)	28,799,317
Finance costs	13,254,965	—	13,254,965	15,353,914	—	15,353,914
Derivative contracts	—	7,042,386	7,042,386	—	4,889,361	4,889,361
Bond discount	1,709,291	—	1,709,291	1,478,500	397,554	1,876,054
Cost of studies	8,498,040	—	8,498,040	8,420,626	—	8,420,626
Imputed interest on construction	4,532,961	—	4,532,961	3,756,520	—	3,756,520
Materials used	857,794	—	857,794	811,521	—	811,521
Exchange difference	20,816,953	—	20,816,953	18,678,406	—	18,678,406
Capitalized expenses	—	—	—	2,130,360	—	2,130,360
Capitalized interest	—	23,173,516	23,173,516	—	26,922,740	26,922,740
Others	12,645,033	32,571	12,677,604	13,642,567	27,918	13,670,485

Total deferred income tax liabilities	493,398,106	131,110,919	624,509,025	506,512,848	115,875,227	622,388,075

Net deferred assets (liabilities)	(222,868,094)	10,064,635	(212,803,459)	(108,965,723)	(7,297,911)	(116,263,634)

Complementary Account	190,558,996	(190,558,996)	—	182,771,316	(182,771,316)	—

Net deferred assets (liabilities)	(32,309,098)	(180,494,361)	(212,803,459)	73,805,593	(190,069,227)	(116,263,634)

(1)	Tax loss carryforwards relate primarily to Peruvian, Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile and Brazil, such tax losses may be carried-forward indefinitely, however Peruvian tax carryforwards expire after five years.

(2)	In September 2004, the Peruvian tax court ruled invalid the tax basis of certain assets held by Edegel S.A. Based on this ruling, the Company has increased the long-term deferred tax liability ThCh$80,429,245, in order to reflect the write-off of the corresponding tax-basis assets held in Peru. As such estimate of future deductible amounts was determined prior to the acquisition of Edegel in connection with the acquisition of Endesa-Chile in 1999, the Company has adjusted goodwill by a corresponding amount in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) and EITF 93-7 “Uncertainties Related to Income Taxes in a Business Combination”.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2004
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP tax	(55,978,322)	2,198,715	(20,188,626)	(177,024)	(26,039,812)	(100,185,069)
Effect of higher foreign tax rates	—	3,526,043	(19,384,976)	10,540,274	(31,758,912)	(37,077,571)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(158,725)	(3,260,306)	(9,134,554)	—	(7,798,630)	(20,352,215)
Non-taxable items	35,091,466	(14,671,010)	(8,667,228)	(19,240,519)	(6,371,390)	(13,858,681)
Non-deductible items (2)	27,204,360	1,300,938	1,133,032	(3,346,512)	1,598,587	27,890,405
Prior years income tax	(1,280,114)	—	—	—	—	(1,280,114)
Other	2,985,668	(3,149,621)	15,747,506	306,774	(4,292,673)	11,597,654
US GAAP reclassifications (1)	628,403	—	—	—	1,507,553	2,135,956

Tax (benefit) expense at effective tax rate	8,492,736	(14,055,241)	(40,494,846)	(11,917,007)	(73,155,277)	(131,129,635)

	2005
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP tax	(30,843,549)	7,236,194	(14,242,625)	(16,049,611)	(30,765,133)	(84,664,724)
Effect of higher foreign tax rates	—	7,661,853	(13,823,723)	(14,624,618)	(36,329,724)	(57,116,212)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	4,557,943	(6,680,885)	—	—	114,226	(2,008,716)
Non-taxable items	13,581,428	1,981,745	9,437,281	12,733,699	8,930,895	46,665,048
Non-deductible items (2)	(37,594,487)	(19,075,945)	(2,330,001)	(16,854,574)	(14,975,140)	(90,830,147)
Effect of change in valuation allowance	(627,216)	—	—	—	1,348,200	720,984
Prior years income tax	780,413	—	—	—	—	780,413
Other	(917,384)	(1,387,607)	(1,256,971)	(20,205)	(3,013,889)	(6,596,056)
US GAAP reclassifications (1)	1,626,755	—	—	4,226,268	1,600,673	7,453,696

Tax (benefit) expense at effective tax rate	(49,436,097)	(10,264,645)	(22,216,039)	(30,589,041)	(73,089,892)	(185,595,714)

	2006
	Chile	Argentina	Perú	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Statutory US GAAP tax	(54,195,284)	(2,250,914)	(10,474,694)	(26,981,297)	(34,486,586)	(128,388,775)
Effect of higher foreign tax rates	—	(2,383,321)	(10,166,614)	(26,981,296)	(43,615,390)	(83,146,621)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(5,306,699)	(6,090,435)	—	—	23,819,730	12,422,596
Non-taxable items	16,426,968	5,524,094	1,604,352	40,260,656	3,896,349	67,712,419
Non-deductible items (2)	(63,104,687)	(13,626,074)	(24,538,926)	(15,456,493)	(14,913,918)	(131,640,098)
Effect of change in valuation allowance	130,922,325	—	—	—	(58,155)	130,864,170
Prior years income tax	6,060,692	—	—	—	—	6,060,692
Other	2,985,745	(14,036)	88,868	5,536,302	1,167,497	9,764,376
US GAAP reclassifications (1)	86,038	—	—	14,085,351	182,224	14,353,613

Tax (benefit) expense at effective tax rate	33,875,098	(18,840,686)	(43,487,014)	(9,536,777)	(64,008,251)	(101,997,630)

(1)	US GAAP reclassifications are tax related expenses that under Chilean GAAP are classified as non-operating expenses, but under US GAAP would be classified as income taxes.

(2)	This represents mainly deductible temporary differences related to investments in subsidiaries that are permanent in nature for which deferred tax asset are not recognized.

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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The following segment information has been disclosed in accordance with U.S. reporting requirements, however, the information presented has been determined in accordance with Chilean GAAP:

				Engineering
				services and	Corporate
2004	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	781,423,212	—	1,975,320,611	18,997,389	51,147,903	(3,957,563)	2,822,931,552
Intersegment sales	289,349,079	—	15,389,646	13,487,262	107,853,629	(360,755,821)	65,323,795

Total revenues	1,070,772,291	—	1,990,710,257	32,484,651	159,001,532	(364,713,384)	2,888,255,347

Operating income	388,719,251	—	294,748,608	1,529,056	1,107,915	5,593,036	691,697,866

Participation in net income of affiliate companies	20,044,545	—	(20,161,300)	275,703	139,481,433	(106,695,637)	32,944,744

Depreciation and amortization	165,202,222	—	222,094,781	1,763,525	57,721,804	—	446,782,332

Identifiable assets including investment in related companies	5,588,680,641	—	5,383,514,858	118,908,566	4,316,359,635	(4,310,603,765)	11,096,859,935

Capital expenditures	101,367,892	—	174,379,204	341,021	5,205,542	—	281,293,659

				Engineering
				services and	Corporate
2005	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	885,593,542	13,088,320	2,264,900,754	21,073,868	64,780,472	385,645	3,249,822,601
Intersegment sales	285,394,924	15,525,130	17,304,838	12,977,309	114,233,574	(402,115,710)	43,320,065

Total revenues	1,170,988,466	28,613,450	2,282,205,592	34,051,177	179,014,046	(401,730,065)	3,293,142,666

Operating income	421,610,853	13,338,963	392,373,848	3,170,830	(470,967)	(1,379,461)	828,644,066

Participation in net income of affiliate companies	13,709,598	—	3,173,550	155,382	153,395,823	(163,546,854)	6,887,499

Depreciation and amortization	163,867,174	2,762,088	197,684,077	2,047,397	57,992,494	—	424,353,230

Identifiable assets including investment in related companies	5,529,152,941	499,883,129	4,837,653,506	108,462,482	4,912,851,951	(5,419,086,272)	10,468,917,737

Capital expenditures	61,309,432	328,473	256,061,777	1,437,230	4,978,693	—	324,115,605

				Engineering
				services and	Corporate
2006	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales to unaffiliated customers	1,148,304,162	80,025,138	2,529,416,905	33,904,941	66,484,924	—	3,858,136,070
Intersegment sales	330,777,812	63,874,769	18,960,499	15,871,165	133,553,160	(529,108,743)	33,928,662

Total revenues	1,479,081,974	143,899,907	2,548,377,404	49,776,106	200,038,084	(529,108,743)	3,892,064,732

Operating income	583,966,319	(758,516)	483,463,309	9,865,975	(9,611,537)	1,116,901	1,068,042,451

Participation in net income of affiliate companies	42,138,395	—	20,916,594	117,573	390,506,117	(448,639,739)	5,038,940

Depreciation and amortization	189,730,359	13,555,986	206,673,313	2,255,417	60,091,589	—	472,306,664

Identifiable assets including investment in related companies	5,817,728,024	460,656,686	5,332,487,512	118,831,802	4,876,485,024	(5,543,779,765)	11,062,409,283

Capital expenditures	173,512,065	1,893,683	335,867,636	1,631,388	4,863,574	—	517,768,346

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
A summary of activities by geographic area is as follows:

	Chile	Argentina	Perú	Brasil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2004
Total revenues	953,247,486	347,706,629	305,657,073	707,503,624	574,140,535	2,888,255,347

Long lived assets (net) (1)	2,369,681,055	1,161,390,679	973,037,235	1,562,259,410	2,062,298,139	8,128,666,518

2005
Total revenues	1,089,380,399	402,590,119	300,264,933	901,123,363	599,783,852	3,293,142,666

Long lived assets (net) (1)	2,353,816,519	995,511,199	855,959,997	1,816,089,978	1,785,379,094	7,806,756,787

2006
Total revenues	1,238,222,497	503,975,086	367,619,243	1,117,460,724	664,787,181	3,892,064,732

Long lived assets (net) (1)	2,422,172,672	1,014,877,458	999,784,191	1,861,638,455	1,788,964,623	8,087,437,399

(1)	Long-lived assets include property, plant and equipment.
(e) Concentration of risk:
The Company does not believe that it is exposed to any unusual credit risk from any single customer. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.
No single customers accounted for more than 10% of revenues for the years ending December 31, 2004, 2005 and 2006.
(f) Schedule of debt maturity:
Following is a schedule of debt maturity in each of the next five years and thereafter:

As of
December 31, 2006
ThCh$
2007	379,971,326
2008	634,872,297
2009	501,655,473
2010	354,435,129
2011	368,596,613
Thereafter	1,354,292,344

Total	3,593,823,182

(g) Disclosure regarding interest capitalization:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Interest expense incurred	380,690,839	358,032,727	390,708,744
Interest capitalized under Chilean GAAP	7,619,740	—	5,783,642
Interest capitalized under U.S. GAAP	15,968,699	11,526,719	17,686,246

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(h) Cash flow information:
(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP. Marketable securities under Chile GAAP qualify as cash flow equivalent, whereas under U.S. GAAP they are classified as available – for –sale securities (See note 36 II (q))

	As of December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash flow from operating activities — Chile GAAP and US GAAP	653,699,031	837,148,104	862,408,340

Cash flow from financing activities — Chile GAAP and US GAAP	(200,047,308)	(764,261,264)	(297,089,863)

Cash flow investing activities Chile GAAP	(205,104,786)	(337,667,076)	(507,680,720)

Differences between Chilean GAAP and US GAAP:
Purchase of marketable securities during period	(13,033,179)	(5,421,998)	(9,019,778)

Sale of marketable securities during period	12,095,052	13,033,179	5,421,998

Cash flow investing activities US GAAP	(206,042,913)	(330,055,895)	(511,278,500)

Net cash flow	247,608,810	(257,169,055)	54,039,977

Effect of price-level restatement and foreign exchange differences	(28,574,426)	(21,406,173)	14,578,723

Net increase (decrease) in cash and cash equivalent	219,034,384	(278,575,228)	68,618,700
Cash and cash equivalent at beginning of the year	346,776,012	565,810,396	362,451,904
Additional cash resulting from creation of Endesa Brasil	—	75,216,736	—

Cash and cash equivalent at end of the year	565,810,396	362,451,904	431,070,604

(ii)	The reconciliation of cash and cash equivalents from Chilean GAAP to U.S. GAAP as of December 31, 2004, 2005 and 2006 is as follows:

	Year ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash and cash equivalent under Chilean GAAP	578,843,575	367,873,902	440,090,382
Elimination of marketable securities	(13,033,179)	(5,421,998)	(9,019,778)

Total cash and cash equivalents under US GAAP	565,810,396	362,451,904	431,070,604

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Interest paid during the year	333,041,786	295,157,898	299,160,341
Income taxes paid during the year	93,108,247	100,024,223	155,915,573
Assets acquired under capital leases	29,084,335	—	—

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(iv)	Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Cash	59,757,305	72,873,740	99,794,219
Time deposits and repurchase agreements	506,053,093	289,578,164	331,276,385

Total cash and cash equivalents under US GAAP	565,810,398	362,451,904	431,070,604

(i) Disclosures about fair value of financial instruments
The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2005 and 2006 for which it is practicable to estimate that value:
•	Cash

The fair value of the Company’s cash is equal to its carrying value.

•	Time deposits

The fair value of time deposits is equal to its carrying value due to its relatively short-term nature.

•	Marketable securities

The fair value of marketable securities is based on quoted market prices of the mutual money market funds held and is equal to its carrying value.

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2005		2006
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$
Cash	72,873,740	72,873,740	99,794,219	99,794,219
Time deposits	265,352,164	265,352,164	282,125,166	282,125,166
Marketable securities	5,421,998	5,421,998	9,113,927	9,113,927
Accounts receivable	648,182,799	648,182,799	839,114,373	839,114,373
Notes receivable, net	3,643,961	3,643,961	7,468,202	7,468,202
Other accounts receivable, net	64,188,527	64,188,527	102,348,625	102,348,625
Amounts due from related companies	11,519,571	11,519,571	13,564,970	13,564,970
Long-term accounts receivable	144,623,436	144,623,436	137,479,691	137,479,691
Accounts payable and other	(375,457,796)	(375,457,796)	(587,328,362)	(587,328,362)
Notes payable	(113,031,828)	(113,031,828)	(136,440,740)	(136,440,740)
Long-term debt	(3,507,461,206)	(3,737,751,214)	(3,593,823,183)	(3,940,785,000)
Derivative instruments	(126,228,655)	(126,086,146)	(146,110,329)	(146,110,329)
(j) Derivative instruments
The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company has policies and procedures in place to manage the risks associated with these market fluctuation on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives. All derivatives that do not qualify for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value. On the date that swaps, futures, forwards or option contracts are entered into, the Company designates the derivatives as a “hedge”, if the documentation is not appropriate to designate as a “hedge”, the derivative’s mark-to-market adjustment flows through the income statement.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The following is a summary of the Company’s derivative contracts as of December 31, 2005 and 2006.

	2005
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$
Embedded derivatives	2,347,356	38,569,674	40,917,030
Commodity derivatives	—	(21,500,709)	(21,500,709)
Financial derivatives	(112,685,697)	(13,400,449)	(126,086,146)

	(110,338,341)	3,668,516	(106,669,825)
Investment in related companies	—	(4,559,772)	(4,559,772)

Derivative instruments U.S.GAAP
Shareholders equity adjustment	(110,338,341)	(891,256)	(111,229,597)

	2006
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$
Embedded derivatives	5,166,861	23,111,274	28,278,135
Commodity derivatives	—	(7,731,630)	(7,731,630)
Financial derivatives	(146,500,484)	390,155	(146,110,329)

Derivative instruments U.S.GAAP
Shareholders equity adjustment	(141,333,623)	15,769,799	(125,563,824)

The following is the reconciliation of the Company’s derivative contracts from Chile GAAP to US GAAP:

	2005
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$
Embedded derivatives	—	40,917,030	40,917,030
Commodity derivatives	—	(21,500,709)	(21,500,709)
Financial derivatives	(126,228,655)	142,509	(126,086,146)

Shareholders equity adjustment	(126,228,655)	19,558,830	(106,669,825)

	2006
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$
Embedded derivatives	—	28,278,135	28,278,135
Commodity derivatives	—	(7,731,630)	(7,731,630)
Financial derivatives	(92,216,959)	(53,893,370)	(146,110,329)

Shareholders equity adjustment	(92,216,959)	(33,346,865)	(125,563,824)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
Certain Company’s generation and distribution commodity contracts could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and are required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.
The Company assessed that its commodity contracts that are requirements contracts do not meet the above definition because the contracts, do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause. A requirements contract allows the purchaser to use as many units of power as required to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs.
The Company has commodity contracts that are unique, due to their long-term nature and complexity. In establishing the fair value of contracts management makes assumptions using available market data and pricing models. Factors such as commodity price risk are also included in the fair value calculation. Inputs to pricing models include estimated forward prices of electricity and natural gas, interest rates, foreign exchange rates, inflation indices, transmission costs, and others. These inputs become more difficult to predict and the estimates are less precise, the further out in time these estimates are made. As a result, fair values are highly sensitive to the assumptions being used.
Until December 31, 2005 the Company’s Argentine generation entities had access to the Brazilian energy market through an interconnection system between those two countries. Due to action taken by Argentine Regulation Authorities, the exportations of energy from Argentina to Brazil were limited, resulting in a default of most energy supply contracts the Company had entered into. However, during 2006 the Brazilian regulator issued a statement that allowed these interconnection contracts to reduce their amounts of power and energy to be delivered, and to accelerate their maturity date to December 2007. As a result of action taken by Argentine and Brazilian regulation authorities, the contracts the Argentine subsidiaries had entered into ceased to exist as of the December 31, 2006.
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
For US GAAP purposes the Company has met all the requirements for designating all the derivative instruments subscribed during 2005 and 2006 as “hedges” as well as the cross currency swaps held by Enersis since 2004. These derivative instruments are recorded at fair value in the balance sheet with any gain and/or losses being recorded according to fair value or cash flow hedge accounting as stated in SFAS 133.
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
(k) Presentation to U.S. GAAP
Certain reclassifications and adjustment would be made to the Chilean GAAP income statement in order to present the amounts in accordance with U.S. GAAP. For example, certain non-operating income and expenses under Chilean GAAP would be included in the determination of operating income under U.S. GAAP. Such reclassifications from non-operating to operating income and expense include the following:
•	Losses arising from contingencies and litigation, and reversals thereof

•	Gains and losses from disposals of fixed assets

•	Taxes, other than income taxes

•	Pension plan expenses

•	Penalties and fines
In addition to the above, recovered taxes included in other non-operating revenues under Chilean GAAP would be recorded as part of income tax expense under U.S. GAAP, and equity in net income or loss of related companies included in non-operating results under Chilean GAAP would be presented after income taxes and minority interest under U.S. GAAP.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The following reclassifications and adjustment disclose amounts in accordance with U.S. GAAP presentation:

	2004
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	691,697,866	(56,879,565)	634,818,301	68,013,899	702,832,200
Non-operating expense, net	(410,811,934)	39,893,792	(370,918,142)	10,381,218	(360,536,924)
Income taxes	(145,167,711)	2,135,956	(143,031,755)	11,902,120	(131,129,635)
Minority interest	(106,946,525)	—	(106,946,525)	23,374,626	(83,571,899)
Equity participation in income of related companies, net	—	32,944,745	32,944,745	1,549	32,946,294
Amortization of negative goodwill	18,094,928	(18,094,928)	—	—	—

Net income	46,866,624	—	46,866,624	113,673,412	160,540,036

	2005
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	828,644,066	(96,382,051)	732,262,015	109,912,898	842,174,913
Non-operating expense, net	(419,897,591)	97,862,848	(322,034,743)	(2,630,377)	(324,665,120)
Income taxes	(182,050,674)	7,453,696	(174,596,978)	(10,998,736)	(185,595,714)
Minority interest	(173,072,574)	—	(173,072,574)	(6,988,163)	(180,060,737)
Equity participation in income of related companies, net	—	6,887,499	6,887,499	(33,823,190)	(26,935,691)
Amortization of negative goodwill	15,821,992	(15,821,992)	—	—	—

Net income	69,445,219	—	69,445,219	55,472,432	124,917,651

	2006
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Operating income	1,068,042,451	(118,827,218)	949,215,233	83,359,474	1,032,574,707
Non-operating expense, net	(408,965,957)	105,512,222	(303,453,735)	2,516,297	(300,937,438)
Income taxes	(109,407,874)	14,353,613	(95,054,261)	(6,943,369)	(101,997,630)
Minority interest	(269,785,811)	—	(269,785,811)	(7,211,572)	(276,997,383)
Equity participation in income of related companies, net	—	5,038,940	5,038,940	4,470,409	9,509,349
Amortization of negative goodwill	6,077,557	(6,077,557)	—	—	—

Net income	285,960,366	—	285,960,366	76,191,239	362,151,605

Certain reclassifications and adjustments would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Additionally, the regulated asset recorded during 2001 by Coelce and Ampla, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term. Assets and liabilities related to financial derivatives have been recorded in the balance sheet at their gross amounts for Chilean GAAP purposes, whereas under US GAAP unrealized derivative gains and losses are recorded in earnings or directly to shareholders’ equity for qualifying cash flow hedges. Under U.S. GAAP, negative goodwill is allocated to long-lived assets instead of a separate line term in the other assets. These reclassifications exclude consolidation of development stage companies, the effect of which is immaterial.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The effect of the reclassifications and adjustment discloses amounts using a U.S. GAAP presentation:

	2005
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	1,328,815,537	(44,216,371)	1,284,599,166	(3,983,074)	1,280,616,092
Property, plant and equipment, net	7,806,756,787	(37,460,588)	7,769,296,199	(2,449,410)	7,766,846,789
Other assets	1,345,432,188	61,720,620	1,407,152,808	147,289,248	1,554,442,056

Total assets	10,481,004,512	(19,956,339)	10,461,048,173	140,856,764	10,601,904,937

Current liabilities	1,520,135,633	(1,644,832)	1,518,490,801	(20,723)	1,518,470,078
Long-term liabilities	3,451,642,730	(18,311,507)	3,433,331,223	196,212,875	3,629,544,098
Minority interest	2,858,841,421	—	2,858,841,421	(204,336,006)	2,654,505,415
Shareholder’s equity	2,650,384,728	—	2,650,384,728	149,000,618	2,799,385,346

Total liabilities and shareholders’ equity	10,481,004,512	(19,956,339)	10,461,048,173	140,856,764	10,601,904,937

	2006
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current assets	1,641,366,577	(52,915,315)	1,588,451,262	—	1,588,451,262
Property, plant and equipment, net	8,087,437,399	(37,016,317)	8,050,421,082	6,165,972	8,056,587,054
Other assets	1,333,605,307	7,995,325	1,341,600,632	231,772,581	1,573,373,213

Total assets	11,062,409,283	(81,936,307)	10,980,472,976	237,938,553	11,218,411,529

Current liabilities	1,399,485,476	(2,938,801)	1,396,546,675	(3,246,469)	1,393,300,206
Long-term liabilities	3,923,078,950	(78,997,506)	3,844,081,444	267,871,095	4,111,952,539
Minority interest	2,869,962,948	—	2,869,962,948	(191,122,226)	2,678,840,722
Shareholder’s equity	2,869,881,909	—	2,869,881,909	164,436,153	3,034,318,062

Total liabilities and shareholders’ equity	11,062,409,283	(81,936,307)	10,980,472,976	237,938,553	11,218,411,529

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(l) Employee Benefit Plans
Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:
Severance indemnities
The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate 6.5% for the years ended December 31, 2004, 2005 and 2006, and an estimated average service period based on the years of services for the Company.
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
The Company has recognized liabilities related to complementary pension plan benefits and other postretirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current year’s income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (cc), above. The following data represents Chile GAAP amounts presented under FAS N°132 Revised 2003 Employers’ Disclosures about Pensions and other Postretirement Benefits, for Company’s post-retirement benefit plans.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2005
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
Assets and obligations

Accumulated benefit obligation	(58,065,099)	(204,562,870)	(262,627,969)	(51,078,797)
Plan assets at fair value	—	182,018,314	182,018,314	—

Unfunded accumulated benefit	(58,065,099)	(22,544,556)	(80,609,655)	(51,078,797)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(57,665,992)	(62,906,646)	(120,572,638)	(53,668,943)

Price-level restatement	(1,444,699)	2,185,946	741,247	147,962
Foreign exchange effect	3,632,203	4,344,922	7,977,125	2,666,728
Net periodic expense	(7,934,975)	(2,724,248)	(10,659,223)	(4,627,758)
Benefits paid	5,348,364	(6,225,185)	(876,821)	3,485,837
Company contributions	—	17,317,971	17,317,971	(1,234,377)
Effect of exchange adjustment	—	(4,821,341)	(4,821,341)	1,400,772

Benefit (obligations) at December 31	(58,065,099)	(52,828,581)	(110,893,680)	(51,829,779)

Funded Status of the Plans
Projected Benefit Obligation	(58,065,099)	(209,279,991)	(267,345,090)	(54,228,413)
Fair value of the plans assets	—	182,018,313	182,018,313	—

Funded Status	(58,065,099)	(27,261,678)	(85,326,777)	(54,228,413)
Unrecognized loss (gain)	—	—	—	—
Unrecognized net prior service cost	—	(25,566,904)	(25,566,904)	2,398,635

Net liability recorded under U.S. GAAP	(58,065,099)	(52,828,582)	(110,893,681)	(51,829,778)

Change in the plan assets

Fair value of the plan assets, beginning	—	137,576,219	137,576,219	—
Foreign exchange effect	—	12,060,795	12,060,795	—
Actual return on the plan assets	—	31,095,794	31,095,794	—
Employer contributions	—	14,384,960	14,384,960	—
Plan participant contributions	—	2,953,647	2,953,647	—
Benefits paid	—	(16,053,101)	(16,053,101)	—

Fair value of plans assets, ending	—	182,018,314	182,018,314	—

Service cost	(592,565)	859,211	266,646	(136,121)
Interest cost	(6,375,991)	(3,974,837)	(10,350,828)	(4,270,515)
Expected return on assets	—	1,277,410	1,277,410	—
Amortization gain (loss)	(966,419)	479,003	(487,416)	(221,122)
Amortization of transition asset	—	(1,365,035)	(1,365,035)	—

Net periodic expenses	(7,934,975)	(2,724,248)	(10,659,223)	(4,627,758)

	Pension Benefits			Other Benefits
Assumptions as of December 31, 2005	Chile	Brazil	Colombia	Chile	Brazil	Colombia
Weighted — discount rate (1)	6.5%	10.2%	11.2%	6.5%	11.2%	10.2%
Weighted — salary increase	4.0%	4.0%	6.1%	4.0%	—	—
Weighted — return on plan assets (1)	—	10.2%	—	—	—	—
Weighted — long term inflation (2)	2.5%	4.0%	6.1%	2.5%	6.1%	4.0%

(1)	Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2006
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
Assets and obligations

Accumulated benefit obligation	(60,792,793)	(251,324,115)	(312,116,908)	(56,184,086)
Plan assets at fair value	—	240,748,561	240,748,561	—

Unfunded accumulated benefit	(60,792,793)	(10,575,554)	(71,368,347)	(56,184,086)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(58,065,099)	(52,828,581)	(110,893,680)	(51,829,776)

Price-level restatement	1,194,287	1,086,582	2,280,869	1,066,038
Foreign exchange effect	(3,774,906)	(2,007,564)	(5,782,470)	(867,908)
Net periodic expense	(6,665,640)	(344,901)	(7,010,540)	(8,779,014)
Benefits paid	6,352,917	(7,409,385)	(1,056,468)	3,629,464
Company contributions	—	19,552,581	19,552,581	1,654,136
Effect of exchange adjustment	—	(2,570,910)	(2,570,910)	(1,145,703)
Recognized net prior service cost (application SFAS 158)	—	27,686,366	27,686,366	(3,136,309)

Benefit (obligations) at December 31	(60,958,441)	(16,835,811)	(77,794,252)	(59,409,071)

Funded Status of the Plans
Projected Benefit Obligation	(60,958,441)	(257,584,373)	(318,542,814)	(59,409,071)
Fair value of the plans assets	—	240,748,562	240,748,562	—

Funded Status	(60,958,441)	(16,835,811)	(77,794,252)	(59,409,071)
Unrecognized loss (gain)	—	—	—	—
Unrecognized net prior service cost	—	—	—	—

Net liability recorded under U.S. GAAP	(60,958,441)	(16,835,811)	(77,794,252)	(59,409,071)

Change in the plan assets

Fair value of the plan assets, beginning	—	181,750,303	181,750,303	—
Foreign exchange effect	—	21,311,462	21,311,462	—
Actual return on the plan assets	—	38,166,830	38,166,830	—
Employer contributions	—	16,006,512	16,006,512	—
Plan participant contributions	—	3,414,838	3,414,838	—
Benefits paid	—	(19,901,384)	(19,901,384)	—

Fair value of plans assets, ending	—	240,748,562	240,748,562	—

Service cost	(387,040)	981,823	594,783	(22,221)
Interest cost	(6,428,734)	(3,998,016)	(10,426,750)	(5,983,796)
Expected return on assets	—	3,339,360	3,339,360	—
Amortization gain (loss)	150,134	6,493,179	6,643,313	(2,772,997)
Amortization of transition asset	—	(7,161,247)	(7,161,247)	—

Net periodic expenses	(6,665,640)	(344,901)	(7,010,541)	(8,779,014)

	Pension Benefits			Other Benefits
Assumptions as of December 31, 2006	Chile	Brazil	Colombia	Chile	Brazil	Colombia
Weighted — discount rate (1)	6.5%	12.0%	10.4%	6.5%	10.4%	12.3%
Weighted — salary increase	3.5%	5.8%	5.3%	3.5%	—	—
Weighted — return on plan assets (1)	—	14.1%	—	—	—	—
Weighted — long term inflation (2)	3.0%	4.7%	5.3%	3.0%	4.5%	5.3%

(1)	Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
The following presents the impact of applying the provisions os SFAS 158 on the balance sheets of Enersis as of December 31, 2006:

	Before	Adjustment	After
	SFAS 158	SFAS 158	SFAS 158
Liabilities and Equity:	ThCh$	ThCh$	ThCh$
Accrued Pension Cost	(105,480,618)	27,686,366	(77,794,252)
Other Benefits Cost	(56,272,762)	(3,136,309)	(59,409,071)

Deferred taxes — long term	(107,916,615)	(8,347,019)	(116,263,634)
Accumulated Other Comprehensive Income, net of tax	(194,776,448)	16,203,038	(178,573,410)
Following is a schedule of estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2006
ThCh$
2007	2,716,016
2008	30,117,741
2009	30,681,598
2010	31,616,466
2011	32,152,437
Thereafter	147,313,928

Total	274,598,186

The following data present some supplementary information regading Enersis’s pension plans in Brazil:
Defined benefit pension plan assets allocations at December 31, 2005 and 2006, by assets category are as follows:

	2005	2006
Asset Category	Plan asset	Plan asset
Equity securities	22.00%	22.11%
Debt securities	71.74%	70.75%
Real estate	4.70%	4.80%
Other	1.56%	2.34%

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
The following represents accumulated other comprehensive income balances as of December 31, 2004, 2005 and 2006 (in thousands of constant Chilean pesos as of December 31, 2006).

	2004
	Chilean GAAP	Effect of U.S. GAAP	Accumulated other
	cumulative translation	adjustments on cumulative	comprehensive
	adjustment	translation adjustment	income (loss)
	ThCh$	ThCh$	ThCh$
Beginning balance	(24,582,738)	39,826,041	15,243,303
Credit (charge) for the period	(101,836,006)	13,171,282	(88,664,724)

Ending balance	(126,418,744)	52,997,323	(73,421,421)

	2005
	Chilean GAAP		Fair value
	cumulative	Effect of U.S. GAAP	of financial	Accumulated other
	translation	adjustments on cumulative	instruments used in	comprehensive
	adjustment	translation adjustment	cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	(126,418,744)	52,997,323	—	(73,421,421)
Credit (charge) for the period	(105,702,172)	21,138,761	1,317,498	(83,245,913)

Ending balance	(232,120,916)	74,136,084	1,317,498	(156,667,334)

	2006
	Chilean GAAP		Application	Fair value
	cumulative	Effect of U.S. GAAP	of SFAS 158 in	of financial	Accumulated other
	translation	adjustments on cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 Ig	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Beginning balance	(232,120,916)	74,136,084	—	1,317,498	(156,667,334)
Credit (charge) for the period	15,780,715	(3,334,313)	10,393,599	(44,746,077)	(21,906,076)

Ending balance	(216,340,201)	70,801,771	10,393,599	(43,428,579)	(178,573,410)

The Company does not recognize deferred tax assets associated with cumulative translation reclassification as the investment they are associated with is permanent in nature.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(n) Goodwill and intangible assets
As discussed in Note 36 paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, FAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption ins 2002 of SFAS No. 142, due to changes in circunstances, the Company recognized a non-cash charge of ThCh$650,931,949 to reduce the carrying value of goodwill.
In calculating the impairment charge, the fair value of the impaired reporting units’ goodwill underlying the segments were estimated using discounted cash flow methodology. The ThCh$650,931,949 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2005 and 2006, by country of operation and segment is as follows:
2005:

	2005
		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,165,258,375	—	—	—	1,165,258,375
Colombia	45,183,742	—	(5,083,283)	—	40,100,459
Perú	17,479,019	—	(1,966,433)	—	15,512,586

Total	1,227,921,136	—	(7,049,716)	—	1,220,871,420

	2005
		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	1,071,651,161	—	(4,635,851)	—	1,067,015,310
Distribution	156,201,391	—	(2,413,865)	—	153,787,526
Other	68,584	—	—	—	68,584

Total	1,227,921,136	—	(7,049,716)	—	1,220,871,420

2006:

	2006
		Acquisitions	Translation		Reclassification
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	(1)	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,165,258,375	—		—	—	1,165,258,375
Colombia	40,100,459	—	699,490	—	(8,473,153)	32,326,796
Perú	15,512,586	3,194,340	270,175	—	—	18,977,101

Total	1,220,871,420	3,194,340	969,665	—	(8,473,153)	1,216,562,272

	2006
		Acquisitions	Translation		Reclassification
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	(1)	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Generation	1,067,015,310	3,194,340	637,434	—	(8,473,153)	1,062,373,931
Distribution	153,787,526	—	332,231	—	—	154,119,757
Other	68,584	—	—	—	—	68,584

Total	1,220,871,420	3,194,340	969,665	—	(8,473,153)	1,216,562,272

(1)	See Note 11 e).
The Company’s intangible assets were ThCh$83,533,722 and ThCh$90,759,417 and related accumulated amortization were ThCh$49,440,338 and ThCh$54,801,394 as of December 31, 2005 and 2006, respectively. There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(o) Asset retirement obligations
As discussed in Note 36 paragraph (aa), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2005 and 2006:

	As of December 31,
	2005	2006
	ThCh$	ThCh$
Balance as of January 1,	(1,201,519)	(998,688)
Cumulative Translation Adjustment	54,411	(243)
Liabilities incurred in the period	—	(819,317)
Accretion expense	148,420	(320,873)

Balance as of December 31,	(998,688)	(2,139,121)

(p) Capital lease obligations
Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31, are summarized as follows:

	Year ended December 31,
	2005	2006
	ThCh$	ThCh$
Short-term:
Lease obligations	2,093,050	15,354,959
Less: interest expense	(1,373,523)	(9,547,254)

Net short-term lease obligations	719,527	5,807,705

Long-term:
Lease obligations	37,214,877	123,292,061
Less: interest expense	(13,000,900)	(40,669,984)

Net long-term lease obligations	24,213,977	82,622,077

Weighted-average interest reate	6.50%	8.47%

Future payments under capital leases are summarized as follows:

Year ended
December 31, 2006
ThCh$
2007	15,354,959
2008	27,512,877
2009	13,857,691
2010	14,741,976
2011 and thereafter	67,179,517

Total	138,647,020

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
(q) Available for sale securities
Under US GAAP, the company classifies marketable securities as available for sale securities
Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available for-sale securities for the years ended December 31, 2004, 2005 and 2006 are as follows:

		Gross
		unrealized	Fair
	Cost	gains	value
	ThCh$	ThCh$	ThCh$
Securities available for sale at December 31, 2004	13,033,179	—	13,033,179
Securities available for sale at December 31, 2005	5,421,998	—	5,421,998
Securities available for sale at December 31, 2006	9,019,778	—	9,019,778
Information on sales of available for sale securities during the three years in the period ended December 31, 2004, 2005 and 2006 is as follows:

	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Proceeds from sales	12,095,052	13,033,179	5,421,998

As of December 2004, 2005 and 2006, the Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available for sale securities is determined using the average cost method.
(r) Recent accounting pronouncements
The following new accounting standards have been adopted by the Company during the year-ended December 31, 2006 and the impact of such adoption, if applicable, has been presented in the accompanying consolidated financial statements.
In February 2006 the FASB issued SFAS 155, “Accounting for Certain Hybrid Financia1 Instruments an amendment of FASB Statements No. 133 and 140.” The new statement:
a)	permits fair value re-measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)	clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)	establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)	clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)	amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special - purpose entity from holding a derivative financial instrument that pertains to a beneficia1 interest other than another derivative financia1 instrument.
SFAS 155 generally is effective for al1 financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements – (Continued)
In June 2006, the FASB issued FASB Interpretation (FIN 48), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. This interpretation prescribes a recognition threshold and measurement attribute for the financia1 statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is assessing the impact of the adoption FIN 48.
In September 2006, the FASB issued Statement of Financia1 Accounting Standards No. 157, “Fair Value Measurements”. This statement defines fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that will result from the adoption of SFAS 157.
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, “Employer’s Accounting for Defined Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132 (R)”. This Statement requires the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to statement 87 or 106. The statement also has new provisions regarding the measurement date as well as certain disclosure requirements. The statement was effective at fiscal year en 2006 and the Company adopted the statement at that time.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits measurement of recognized financial assets and liabilities at fair value with some exceptions. Changes in the fair value of items for which the fair value option is elected should be recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made recognized in income or loss. The election to measure eligible items at fair value is irrevocable and can only be made at defined election dates or events, generally on an instrument by instrument basis. Items for which the fair value option is elected should be separately presented or be parenthetically disclosed in the statement of financial position. SFAS No. 159 also requires significant new disclosures that apply for interim and annual financial statements. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted, if certain conditions are met. The Company is currently determining the policy of adoption as well as the resulting effect of SFAS No. 159 on the consolidated financial statements.
In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, SAB 108 expresses the SEC’s view regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements and disclosures.
In June 2006, the Emerging Issues Task Force, or EITTF, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)”. EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies”, if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (January 1, 2007 for us). We are currently evaluating the impact of this standard on our consolidated financial statements and disclosures.

SCHEDULE I
Rule 4-08 of the Securities and Exchange Commission requires presentation of basic financial statements of the parent Company when restricted net assets, defined as not to be transferred to the parent Company in the form of loans, advances or cash dividends of the subsidiary without the consent of a third party.
Following are the parent company Chilean GAAP balance sheets as of December 31, 2005 and 2006 and results of operations and cash flows for the years ended December 31, 2004, 2005 and 2006.
ENERSIS S.A.
BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	As of December 31,
	2005	2006	2006
	ThCh$	ThCh$	ThUS$
ASSETS

CURRENT ASSETS:
Cash	121,111	162,935	306
Time deposits	—	6,949,540	13,053
Notes receivable, net	752	737	1
Other accounts receivable, net	19,368,022	8,167,902	15,342
Amounts due from related companies	25,951,697	95,297,378	178,999
Income taxes recoverable	7,764,556	3,914,901	7,353
Prepaid expenses	633	21,075	40
Deferred income taxes	44,968,049	36,240,045	68,070
Other current assets	5,922,650	11,100,923	20,851

Total current assets	104,097,470	161,855,436	304,015

PROPERTY, PLANT AND EQUIPMENT:
Buildings and infraestructure	22,554,028	22,553,982	42,364
Machinery and equipment	2,677,301	2,957,880	5,556
Other assets	1,045,214	748,512	1,406
Technical appraisal	35,928	35,915	67

Sub — total	26,312,471	26,296,289	49,393
Less: accumulated depreciation	(14,081,250)	(15,116,748)	(28,394)

Total property, plant and equipment, net	12,231,221	11,179,541	20,999

OTHER ASSETS:
Investments in related companies	2,260,486,518	2,357,240,064	4,427,657
Investment in other companies	13,956,895	12,408,630	23,307
Goodwill, net	691,959,988	637,700,908	1,197,808
Negative goodwill, net	(578,314)	(447,665)	(841)
Amounts due from related companies	359,398,768	482,649,439	906,571
Intangibles	1,559,002	1,559,002	2,928
Accumulated amortization	(615,481)	(693,579)	(1,303)
Other assets	7,452,939	59,813,862	112,350

Total other assets	3,333,620,315	3,550,230,661	6,668,477

TOTAL ASSETS	3,449,949,006	3,723,265,638	6,993,491

SCHEDULE I
ENERSIS S.A.
BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	As of December 31,
	2005	2006	2006
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt due to banks and financial institutions	12,479	870,783	1,636
Current portion of bonds payable	166,146,106	9,029,873	16,961
Dividends payable	56,071	15,563	29
Accounts payable	370,422	369,676	694
Miscellaneous payables	44,267	155,577	292
Amounts payable to related companies	34,633,984	35,887,882	67,409
Accrued expenses	22,063,178	23,539,813	44,215
Withholdings	111,060	60,099	113
Other current liabilities	1,194,830	1,086,926	2,042

Total current liabilities	224,632,397	71,016,192	133,391

LONG -TERM LIABILITIES:
Due to baks and financial institutions	44,477,313	167,702,850	315,000
Bonds payable	401,990,412	353,355,960	663,716
Amounts payable to related companies	—	100,962,578	189,639
Accrued expenses	2,804,580	3,130,568	5,880
Deferred income taxes	2,947,556	2,567,976	4,823
Other long-term liabilities	122,712,020	154,647,605	290,478

Total long-term liabilities	574,931,881	782,367,537	1,469,536

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value shares	2,415,284,412	2,415,284,412	4,536,683
Additional paid-in capital	172,124,214	172,124,214	323,305
Other reserves	(241,698,626)	(238,342,306)	(447,684)
Retained earnings	235,229,509	271,279,769	509,551
Net income for the year	69,445,219	285,960,366	537,126
Provisional dividends	—	(36,242,795)	(68,076)
Deficit of subsidiaries in development stage	—	(181,751)	(341)

Total shareholders’ equity	2,650,384,728	2,869,881,909	5,390,564

TOTAL LIABILITIES AND SHAREHOLDERS ´ EQUITY	3,449,949,006	3,723,265,638	6,993,491

SCHEDULE I
ENERSIS S.A.
INCOME STATEMENT
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	Years ended December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	4,688,939	4,684,439	4,696,347	8,821
COST OF SALES	(1,165,089)	(1,168,385)	(1,320,685)	(2,481)

GROSS PROFIT	3,523,850	3,516,054	3,375,662	6,340

ADMINISTRATIVE AND SELLING EXPENSES	(18,314,915)	(17,405,985)	(16,852,806)	(31,655)

OPERATING LOSS	(14,791,065)	(13,889,931)	(13,477,144)	(25,315)

NON-OPERATING INCOME SELLING EXPENSES:
Interest income	32,277,277	25,900,988	26,511,641	49,798
Equity in income of related companies	166,628,832	176,922,137	397,786,664	747,172
Other non-operating income	10,572,293	12,572,511	6,579,819	12,359
Equity in losses of related companies	(22,057,188)	(23,541,240)	(9,668,736)	(18,161)
Amortization of goodwill	(54,225,363)	(54,356,183)	(54,365,152)	(102,115)
Interest expense	(75,759,667)	(57,730,417)	(49,274,578)	(92,554)
Other non-operating expenses	(16,881,795)	(2,920,264)	(2,999,139)	(5,633)
Price-level restatements, net	(2,255,046)	(1,653,344)	(755,593)	(1,419)
Exchange difference, net	5,391,199	(6,675,764)	(4,436,146)	(8,333)

NON-OPERATING RESULT	43,690,542	68,518,424	309,378,780	581,114

INCOME (LOSS) BEFORE INCOME TAXES AND AMORTIZATION OF NEGATIVE GOODWILL	28,899,477	54,628,493	295,901,636	555,799

INCOME TAX	17,924,544	14,777,028	(9,981,367)	(18,748)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	46,824,021	69,405,521	285,920,269	537,051

AMORTIZATION OF NEGATIVE GOODWILL	42,603	39,698	40,097	75

NET INCOME FOR THE YEAR	46,866,624	69,445,219	285,960,366	537,126

SCHEDULE I
ENERSIS S.A.
STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2006 and thousands of US dollars)

	As of December 31,
	2004	2005	2006	2006
	ThCh$	ThCh$	ThCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss) for the year	46,866,625	69,445,219	285,960,366	537,126

GAIN (LOSSES) FROM SALES OF ASSETS:
Gain on sale of investments	—	—	—	—

Charges (credits) to income which do not represent cash flows:
Depreciation	1,115,925	1,118,537	1,270,523	2,386
Amortization of intangibles	78,097	78,097	78,097	147
Equity in income of related companies	(166,628,832)	(176,922,137)	(397,786,664)	(747,172)
Equity in losses of related companies	22,057,188	23,541,240	9,668,736	18,161
Amortization of goodwill	54,225,363	54,356,183	54,365,152	102,115
Amortization of negative goodwill	(42,604)	(39,698)	(40,097)	(75)
Price-level restatement, net	2,255,046	1,653,344	755,593	1,419
Exchange difference, net	(5,391,199)	6,675,764	4,436,146	8,333
Other credits to income which do not represent cash flows	(915,099)	(4,762,484)	(125,661)	(236)
Other charges to income which do not represent cash flows	30,668,634	7,312,730	2,805,359	5,269

Changes in assets which affect cash flows:				—
Decrease in dividends receipts	70,316,217	87,849,013	—	—
Decrease (increase) in trade receivable	461,966	—	—	—
Decrease in other assets	(9,453,276)	(2,551,565)	115,748,695	217,413

Changes in liabilities which affect cash flows:				—
Increase (decrease) in accounts payable associated with operating results	(4,460,429)	(4,396,430)	(12,500,564)	(23,480)
Increase in interest payable	6,149,084	(966,827)	6,085,743	11,431
Decrease in income tax payable	(19,171,282)	(9,409,654)	11,210,273	21,057
Increase in other accounts payable associated with non-operating results	(20,424,928)	(38,490)	(19,814,541)	(37,218)
Net decrease in value added tax and other similar taxes payable	40,217	(307,675)	42,567	80

Net cash flows provided by operating activities	7,746,713	52,635,167	62,159,723	116,756

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares	—	—	—	—
Loans obtained	79,609,984	—	163,847,648	307,759
Proceeds from bond issuances	—	—	—	—
Other loans obtained from related companies	—	1,178,526	33,486,296	62,898
Loans obtained from related companies	89,663,745	25,763,034	9,322,986	17,512
Other sources of financing	13,374,721	453,506	—	—
Dividends paid by related company	—	(8,637,264)	—	—
Dividends paid	(62,506)	(5,706,970)	(69,571,809)	(130,678)
Payment of loans	(176,610,595)	(152,622,147)	(42,885,724)	(80,553)
Payment of bonds	(142,415)	(147,886)	(159,582,715)	(299,748)
Payment of loans granted by related companies	(90,172,184)	—	(11,680,095)	(21,939)
Payment of other loans obtained from related companies	(12,101,961)	(39,484,097)	—	—
Payment of bond issuance costs	—	—	—	—
Other disbursements for financing	(2,869,086)	(5,967,572)	—	—

Net cash used in financing activities	(99,310,297)	(185,170,870)	(77,063,413)	(144,750)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of property, plant and equipment	—	—	187,482	352
Proceeds from sales of long-term investments	—	—	—	—
Proceeds from loans granted to related companies	114,971,918	221,784,153	22,891,224	42,997
Proceeds from other loans granted to related companies	103,894,064	—	—	—
Long-term investments	(363,825)	(24,810,395)	(12,123,709)	(22,772)
Sales of other investment	—	1,106,324	—	—
Additions to property, plant and equipment	(99,462)	(148,437)	(181,166)	(340)
Other loans to related companies	—	(9,435,501)	(6,153,842)	(11,559)
Loans granted to relates companies	(105,134,269)	(137,957,317)	(205,536)	(386)
Other disbursement for investments	—	—	(502,413)	(944)
Other receipts from investment	2,244,700	57,095,671	24,028,675	45,134

Net cash provided by investing activities	115,513,126	107,634,498	27,940,715	52,482

NET CASH FLOW FOR THE YEAR	23,949,542	(24,901,205)	13,037,025	24,488

EFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(331,672)	(205,833)	24,402	46

NET INCREASE IN CASH AND CASH EQUIVALENTS	23,617,870	(25,107,038)	13,061,427	24,534

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,610,278	25,228,149	121,111	227

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	25,228,148	121,111	13,182,538	24,761

SCHEDULE I
ENERSIS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of		Net income
	Paid-in	paid-in	Other	Retained	subsidiaries in	Interim	(loss) for
	capital	Capital	reserves	earnings	development stage	dividens	the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2004	2,227,711,340	159,323,362	(25,671,685)	176,016,726	(1,455,716)	—	12,467,863	2,548,391,890
Capital increase	—	(563,714)	—	—	—	—	—	(563,714)
Transfer of prior year income to retained earnings	—	—	—	13,629,822	(1,161,959)	—	(12,467,863)	—
Changes in equity of affiliates	—	—	(4,435,524)	—	—	—	—	(4,435,524)
Cumulative translation adjustment	—	—	(103,832,123)	—	—	—	—	(103,832,123)
Reserve Technical Bulletin No. 72	—	—	11,992,130	—	—	—	—	11,992,130
Price-level restatement of capital	55,692,784	3,966,173	(641,792)	4,731,711	(55,989)	—	—	63,692,887
Net income for the year	—	—	—	—	—		44,307,596	44,307,596

As of December 31, 2004	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142

As of December 31, 2004 (1)	2,415,284,412	172,124,214	(129,669,244)	205,604,769	(2,828,084)	—	46,866,624	2,707,382,691

As of January 1, 2005	2,283,404,124	162,725,821	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	—	(44,307,596)	—
Changes in equity of affiliates	—	—	(5,851,418)	—	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	—	(97,676,664)
Reserve Technical Bulletin No. 72	—	—	(6,197,072)	—	—	—	—	(6,197,072)
Price-level restatement of capital	82,202,548	5,858,130	(4,413,203)	7,979,618	—	—	—	91,627,093
Net income for the year	—	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,951	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,429

As of December 31, 2005 (1)	2,415,284,412	172,124,214	(241,698,626)	235,229,509	—	—	69,445,219	2,650,384,728

As of January 1, 2006	2,365,606,672	168,583,951	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,429
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Changes is equity of affiliates	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend 2005	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Reserve Technical Bulletin No. 72	—	—	(825,381)	—	—	—	—	(825,381)
Cumulative translation adjustment	—	—	14,766,794	—	—	—	—	14,766,794
Price-level restatement	49,677,740	3,540,263	(4,971,275)	5,522,778	—	—	—	53,769,506
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,214	(238,342,306)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (2)	4,536,683	323,304	(447,684)	509,551	(341)	(68,076)	537,127	5,390,564

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2006.

(2)	Expressed in thousands of US$ as of December 31, 2006
The accompanying notes are an integral part of these consolidated financial statements.
The following table presents the dividends received by Enersis individual in the years ended December 31, 2004, 2005 and 2006:

	Years ended December 31,
	2004	2005	2006
	ThCh$	ThCh$	ThCh$
Dividends received	70,316,217	87,843,005	127,505,099

* * * * * *