Form 20-F
period 2007-12-31
ENERSIS SA
filed 2008-06-06
CIK 912505

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
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
Avenida Santa Rosa 76, Santiago
Santiago, Chile

(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value *	New York Stock Exchange
$ 350,000,000 7.40% Notes due December 1, 2016	New York Stock Exchange
$ 150,000,000 6.60% Notes due December 1, 2026	New York Stock Exchange

*	Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
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
YES ☑      NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☑ Other
Indicate by check mark which financial statement item the registrant has elected to follow:
ITEM 17 ☐      ITEM 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
YES ☐       NO ☑

GLOSSARY

Acciona	ACCIONA, S.A.	Spanish construction holding company.

AESGener	AES Gener S.A.	Chilean generation company that competes with us in Chile, Argentina, Brazil and Colombia.

AFP	Administradora de Fondos de Pensiones	Chilean private pension funds.

Ampla	Ampla Energía e Serviços S.A.	Brazilian distribution company operating in Rio do Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Endesa Chile’s Colombian subsidiary which merged with Emgesa in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generating company owned by Endesa Brasil, a subsidiary of Enersis.

CAM	Compañía Americana de Multiservicios Ltda.	Enersis’ subsidiary engaged in the electrical parts procurement business.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.	Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of units to satisfy the demand at any time.

CELTA	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’s subsidiary that operates in the SING with thermal plants.

CEMSA	Compañía de Energía del Mercosur S.A.	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area owned by Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company wholly-owned by Endesa Brasil, Enersis’ subsidiary.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission; governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company controlled by Enersis that operates mainly in Bogotá and Cundinamarca.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará; Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s subsidiary transmission company with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, a subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with concession area in the northern part of Lima.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires larger metropolitan area.

El Chocón	Central Hidroeléctrica El Chocón S.A.	Endesa Chile’s subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Elesur	Elesur S.A.	A former Chilean subsidiary of Enersis that absorbed Chilectra, and later changed its name to Chilectra.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil, S.A.	Brazilian holding company, a subsidiary of Enersis, created in 2005.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our generation subsidiary with operations in four countries in South America.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Endesa Fortaleza owns a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is fully owned by Endesa Brasil, a subsidiary of Enersis.

Endesa Internacional	Endesa Internacional S.A.	A subsidiary of Endesa Spain and our direct controller.

Endesa Spain	ENDESA, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	ENEL S.p.A.	A large power company in Italy.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority of the energy sector.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in the north of Chile, an affiliate of Endesa Chile.

IFRS	International Financial Reporting Standards	Reporting standards that the company will adopt starting on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Limitada	Enersis’ wholly-owned subsidiary dedicated to the real estate business.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, or the Osinergmin, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system.

SING	Sistema Interconectado del Norte Grande	Electric system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and insurance.

Synapsis	Synapsis Soluciones y Servicios IT Ltda.	Wholly-owned subsidiary of Enersis engaged in the computer services business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UNIREN	Unidad de Renegociación y Análisis de Contratos de Servicios Públicos	Argentine institution in charge of renegotiating public service contracts.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valued Added Distribution	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value, in its Spanish acronym.

INTRODUCTION
As used in this annual Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to ENERSIS S.A. (“Enersis” or the “Company”) and our consolidated subsidiaries unless the context indicates otherwise. Unless otherwise indicated, our interest in our principal subsidiaries and affiliates is expressed in terms of our economic interest as of December 31, 2007.
We are a holding company with subsidiaries engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. As of the date of this annual report, we beneficially owned, directly or indirectly, 60.0% of Endesa Chile’s outstanding capital stock and 99.1% of Chilectra’s outstanding capital stock. ENDESA, S.A. (“Endesa Spain”), a Spanish electricity generation and distribution company, owned a 60.06% beneficial interest in Enersis as of December 31, 2007. Since October 10, 2007, the Italian energy company, Enel, and the Spanish construction company, ACCIONA, S.A., jointly hold 92.06% of the share capital of Endesa Spain.
Financial Information
In this annual report on Form 20-F, unless otherwise specified, references to “dollars” or “$” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$” or “reais” are to the Brazilian real, the legal currency of Brazil; references to “soles” are to Peruvian soles, the legal currency of Peru; references to “CPs” or Colombian pesos are to the legal currency of Colombia; and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. As of December 31, 2007, 1 UF was equivalent to Ch$19,622.66. The dollar equivalent of 1 UF was $39.49 at December 31, 2007, using the Observed Exchange Rate, reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2007, of Ch$496.89 per $1.00. As of May 31, 2008, 1 UF was equivalent to Ch$20,061.03. The dollar equivalent of 1 UF was $41.83 as of May 31, 2008, using the Observed Exchange Rate reported by the Central Bank of Ch$479.54 per $1.00.
Our audited consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this annual report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS. Data expressed in pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2007 are expressed in constant pesos as of December 31, 2007 (see note 2(c) to our consolidated financial statements). For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index, or “Chilean CPI”). The Chilean CPI is published monthly by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”). For example, the inflation adjustment applicable for the 2007 calendar year is the percentage change between the November 2006 Chilean CPI and the November 2007 Chilean CPI, which was 7.4%. Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”). See note 36 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for a reconciliation to U.S. GAAP of stockholders’ equity and net income as of and for the three years in the period ended December 31, 2007.
Under Chilean GAAP, we consolidate the results of operations of a company defined as a “subsidiary” under Law 18,046 (the “Chilean Companies Act”). In order to consolidate a company, we must generally satisfy one of two criteria: control, directly or indirectly, more than a 50% voting interest in that company; or nominate or have the power to nominate a majority of the Board of Directors of that company.

As of December 31, 2007, we consolidated Empresa Nacional de Electricidad S.A., or Endesa Chile, Chilectra S.A., or Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A., or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de Velasco Limitada, or IMV, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or CAM, and Codensa S.A. E.S.P., or Codensa. Through Endesa Brasil, S.A., or Endesa Brasil, we consolidated Ampla Energía e Serviços S.A., or Ampla, Investluz (which in turn consolidated Companhia Energética do Ceará S.A., or Coelce), Central Geradora Termelétrica Fortaleza S.A., or Endesa Fortaleza, Centrais Eléctricas Cachoeira Dourada S.A., or Cachoeira Dourada, and Companhia de Interconexão Energética S.A., or CIEN (which in turn consolidated Compañía de Transmisión del Mercosur, or CTM, and Transportadora del Energía de Mercosur S.A., or TESA).
Endesa Chile, in turn, consolidated all of its operational Chilean subsidiaries. In Argentina, Endesa Chile consolidated Central Hidroeléctrica El Chocón S.A., or El Chocón, and Endesa Costanera S.A., or Endesa Costanera. In Colombia, Endesa Chile consolidated Emgesa S.A. E.S.P., or Emgesa. Endesa Chile also consolidated Edegel S.A.A., or Edegel, in Peru.
For the convenience of the reader, this annual report contains translations of certain peso amounts into dollars at specified rates. Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” at December 31, 2007. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate. See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”
Technical Terms
References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts. Unless otherwise indicated, statistics provided in this annual report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities, and in GWh, in the case of the aggregate annual electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh. Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators. Statistics relating to our production do not include electricity consumed by our generators.
Energy losses are calculated by:
•	subtracting the number of GWh of energy sold from the number of GWh of energy purchased and self-generated within a given period; and

•	calculating the percentage that the resulting quantity bears to the aggregate number of GWh of energy purchased and self-generated within the same period.
Calculation of Economic Interest
References are made in this annual report to the “economic interest” of Enersis in its subsidiaries or affiliates. In circumstances where we do not directly own an interest in a subsidiary or affiliate, our economic interest in such ultimate subsidiary or affiliate is calculated by multiplying the percentage economic interest in a directly held subsidiary or affiliate by the percentage economic interest of any entity in the ownership chain of such subsidiary or affiliate. For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an affiliate, our economic interest in such affiliate would be 24%. References are also made in this annual report to the economic interest of Endesa Chile in its subsidiaries and affiliates. Calculation of Endesa Chile’s economic interest is made based on the same method used to calculate our economic interest.

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
Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to:
•	changes in the regulatory framework of the electric industry in one or more of the countries in which we operate;

•	our ability to implement proposed capital expenditures, including our ability to arrange financing where required;

•	the nature and extent of future competition in our principal markets;

•	political, economic and demographic developments in the emerging market countries of South America where we conduct our business; and

•	the factors discussed below under “Risk Factors.”
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

PART I
Item 1. Identity of Directors, Senior Management and Advisers
Not applicable
Item 2. Offer Statistics and Expected Timetable
Not applicable
Item 3. Key Information
A. Selected Financial Data.
The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, included in this annual report. Our consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain important respects from U.S. GAAP. Note 36 to our consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods indicated therein. Financial data as of and for each of the five years ended December 31, 2007 in the following table have been restated in constant pesos as of December 31, 2007.
In general, amounts are in millions except for ratios, operating data, shares and ADS data. For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2007, are converted at the Observed Exchange Rate for December 31, 2007 of Ch$496.89 per $1.00. No representation is made that the peso or dollar amounts shown in this annual report could have been or could be converted into dollars or pesos, at such rate or at any other rate. For more information concerning historical exchange rates, see “ — Exchange Rates” below.
The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2007, which affect the comparability of the data presented below. See Note 3 to our consolidated financial statements for a description of changes in our accounting policies.

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007	2007(1)
	(constant Ch$ millions as of December 31, 2007,					(Millions of $)
	except Share and ADS data)
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP

Revenues from Operations	2,766,712	3,101,986	3,533,450	4,155,845	4,686,676	9,432
Cost of Sales	(1,929,243)	(2,158,247)	(2,399,516)	(2,782,687)	(3,163,865)	(6,367)
Administrative and Selling Expenses	(197,499)	(200,855)	(243,971)	(241,527)	(267,244)	(538)

Operating Income	639,970	742,884	889,963	1,131,631	1,255,567	2,527
Equity in Income of Related Companies	20,397	35,383	7,397	5,412	(54,761)	(110)
Goodwill Amortization	(61,981)	(60,437)	(60,515)	(60,045)	(59,814)	(120)
Interest (Expense), net	(411,014)	(327,072)	(290,075)	(280,336)	(290,878)	(585)
Price Level Adjustment	(12,289)	15,485	(12,267)	7,029	(4,017)	(8)
Other Non-Operating Income (loss), net	(80,546)	(104,570)	(100,050)	(111,089)	(149,389)	(301)

Income (loss) before Income Taxes, Minority Interest and Amortization of Negative Goodwill	94,537	301,673	434,453	692,602	696,708	1,403
Income taxes	(48,406)	(155,910)	(190,984)	(102,257)	(253,148)	(509)
Extraordinary Items	—	—	—	—	—	—
Minority Interest	(91,204)	(114,861)	(185,879)	(289,750)	(259,606)	(522)
Amortization of Negative Goodwill	59,591	19,434	16,993	6,527	4,422	9

Net Income (loss)	14,518	50,336	74,583	307,122	188,376	381
Net Income (loss) $ per Share	0.66	1.54	2.28	9.41	5.77	—
Net Income (loss) $ per ADS	20.70	77.08	114.21	470.31	288.47	1

U.S. GAAP

Operating Income	525,528	754,842	904,496	1,093,538	1,015,880	2,044
Equity in Income (loss) of Related Companies	50,784	35,384	(28,929)	10,213	(52,620)	(106)
Income taxes	(25,326)	(140,834)	(199,330)	(109,426)	(250,415)	(504)
Net Income (loss) from continuing operations	34,327	172,420	134,162	388,951	188,054	378
Income (loss) from discontinued operations net of tax and minority interest	82	—	—	—	—	—
Net Income (loss)	34,409	172,420	134,162	388,951	188,054	378
Net Income (loss) from continuing operations per Share	1.68	5.18	4.11	11.91	5.76	—
Net Income (loss) from continuing operations per ADS	83.85	75.49	205.45	595.62	287.97	1
Net Income (loss) per Share	1.66	5.18	4.11	11.91	5.76	—
Net Income (loss) per ADS	83.26	75.49	205.45	595.62	287.97	1
Cash Dividends per Share	—	—	0.47	2.29	5.72	—
Cash Dividends per ADS	—	—	23.55	114.55	285.91	1
Capital stock	2,778,877	2,778,877	2,778,877	2,778,877	2,778,877	5,593
Number of shares of common stock (thousands)	32,651,166	32,651,166	32,651,166	32,651,166	32,651,166	—
Number of American Depository Shares (thousands)	55,111	66,345	61,384	61,384	61,384	—

CONSOLIDATED BALANCE SHEET DATA

CHILEAN GAAP

Total Assets	12,476,895	11,918,028	11,256,598	11,884,104	11,437,767	23,019
Long-Term Debt	4,296,974	4,324,529	3,707,065	4,213,035	4,052,531	8,156
Minority Interest	3,900,008	3,550,101	3,070,395	3,082,340	2,741,767	5,518
Stockholders’ Equity	2,967,427	2,907,729	2,846,513	3,082,253	2,903,210	5,843

U.S. GAAP

Total Assets	12,299,246	11,992,938	11,386,446	12,051,650	11,741,381	23,630
Long-Term Debt	4,432,414	4,537,823	3,898,130	4,415,885	4,324,556	8,703
Minority Interest	3,642,042	3,295,797	2,850,938	2,877,075	2,469,074	4,969
Stockholders’ Equity	2,925,657	2,992,920	3,006,539	3,258,858	3,157,633	6,355

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007	2007(1)
	(constant Ch$ millions as of December 31, 2007,					(Millions of $)
	except Share and ADS data)
OTHER CONSOLIDATED FINANCIAL DATA

CHILEAN GAAP

Capital Expenditures	301,339	302,110	348,101	556,083	594,055	1,196
Depreciation and amortization of intangibles(2)	471,593	438,840	412,234	453,739	425,427	856

U.S. GAAP

Capital Expenditures	301,339	302,110	348,101	556,083	594,055	1,196
Depreciation and amortization	470,933	416,640	394,869	428,970	407,555	820

(1)	Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$496.89 per dollar, the Observed Exchange Rate as of December 31, 2007.

(2)	Does not include goodwill and negative goodwill amortization.

	As of and for the year ended December 31,
	2003	2004	2005	2006	2007
OPERATING DATA OF SUBSIDIARIES

Chilectra
Electricity Sold (GWh)(1)	10,518	11,317	11,851	12,377	12,923
Number of Customers (thousands)	1,341	1,371	1,404	1,437	1,483
Total Energy Losses (%)(2)	5.6%	5.2%	5.5%	5.4%	5.9%

Edesur
Electricity Sold (GWh)	12,656	13,322	14,018	14,837	15,833
Number of Customers (thousands)	2,117	2,139	2,165	2,196	2,228
Total Energy Losses (%)(2)	11.8%	11.8%	11.4%	10.5%	10.7%

Ampla
Electricity Sold (GWh)	7,276	7,628	8,174	8,668	8,985
Number of Customers (thousands)	2,012	2,115	2,216	2,316	2,379
Total Energy Losses (%)(2)	23.6%	22.8%	22.4%	21.9%	21.4%

Coelce
Electricity Sold (GWh)	5,905	6,141	6,580	6,769	7,227
Number of Customers (thousands)	2,109	2,334	2,438	2,543	2,689
Total Energy Losses (%)(2)	13.5%	13.9%	14.0%	13.0%	12.5%

Codensa
Electricity Sold (GWh)	9,254	9,656	10,094	10,755	11,441
Number of Customers (thousands)	1,972	2,015	2,073	2,138	2,209
Total Energy Losses (%)(2)	10.2%	9.7%	9.4%	8.9%	8.7%

Edelnor
Electricity Sold (GWh)	3,968	4,250	4,530	4,874	5,201
Number of Customers (thousands)	892	912	925	952	986
Total Energy Losses (%)(2)	8.4%	8.4%	8.6%	8.2%	8.1%

Endesa Chile
Installed capacity in Chile (MW)	3,763	4,477	4,477	4,477	4,779
Installed capacity in Argentina (MW)	3,622	3,623	3,623	3,639	3,644
Installed capacity in Colombia (MW)	2,589	2,609	2,657	2,779	2,829
Installed capacity in Brazil (MW)	658	658	—	—	—
Installed capacity in Peru (MW)	967	967	969	1,426	1,468
Production in Chile (GWh)(4)	16,524	16,797	18,764	19,973	18,773
Production in Argentina (GWh)(4)	7,997	11,290	12,333	13,750	12,117
Production in Colombia (GWh)(4)	10,794	11,881	11,864	12,564	11,942
Production in Brazil (GWh)(4)(5)	3,024	3,262	2,645	0	—
Production in Peru (GWh)(4)	4,287	4,136	4,516	6,662	7,654

Endesa Brasil
Installed capacity in Brazil (MW)(3)	—	—	1,039	980	987
Production in Brazil (GWh)(4)	—	—	3,954	4,489	3,954

(1)	Energy sold by Chilectra includes sales to Río Maipo in 2003, when we sold this distribution company.

(2)	Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period. Energy losses arise from illegally tapped energy as well as technical failures.

(3)	As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005. As of the same date, Enersis also started to consolidate Endesa Fortaleza. Ampla had generation facilities which were sold in 2006.

(4)	Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

(5)	Endesa Chile consolidated Cachoeira Dourada’s generation only through September 2005.

Exchange Rates
Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”). These fluctuations will likely affect the price of the Company’s American Depositary Shares (“ADSs”) and will also affect conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars.
In Chile, the Ley Orgánica del Banco Central de Chile 18,840 (the “Central Bank Act”), enacted in 1989, made it easier to buy and sell foreign currency in Chile. The Central Bank Act provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank. Purchases and sales of foreign currency, which are generally permitted outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile, even though it operates through entities that are not expressly authorized to operate in the Formal Exchange Market (e.g., certain foreign exchange houses, travel agencies and others). Free market forces drive both the Formal and Informal Exchange Markets. Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.
The Central Bank publishes daily the dólar observado (the “Observed Exchange Rate”), which is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.
Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other. The Informal Exchange Rate means the average rate at which transactions are made in the Informal Exchange Market. On December 31, 2007, the Informal Exchange Rate was Ch$498.10, or 0.24% higher than the published Observed Exchange Rate of Ch$496.89 per $1.00. On May 31, 2008, the informal exchange rate was Ch$480.50 per $1.00, 0.20% higher than the Observed Exchange Rate corresponding to such date of Ch$479.54 per $1.00. Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2007.
The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank. The Federal Reserve Bank of New York does not report a rate for pesos.

	Observed Exchange Rate(1)
	(Ch$ per U.S.$)
				Period-
Year	Low(2)	High(2)	Average(3)	end
2003	593.10	758.21	686.89	593.80
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89

	Observed Exchange Rate(1)
	(Ch$ per U.S.$)
				Period-
Last six months	Low(2)	High(2)	Average(3)	end
2007
December	495.49	506.79	—	496.89
2008
January	463.58	498.05	—	465.34
February	453.95	476.44	—	453.95
March	431.22	454.94	—	437.71
April	433.98	461.49	—	461.49
May	464.83	479.66	—	479.54

Source: Chilean Central Bank.

(1)	Reflects pesos at historical values rather than in constant pesos.

(2)	Exchange rates are the actual high and low, on a day-by-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period. This is not applicable to monthly data.
B. Capitalization and indebtedness.
Not applicable
C. Reasons for the offer and use of proceeds.
Not applicable
D. Risk factors.
Since our business depends heavily on hydrological conditions, drought conditions may hurt our profitability.
Approximately 63% of our consolidated installed capacity in Chile, Argentina, Brazil, Colombia and Peru is hydroelectric. Accordingly, extreme hydrological conditions affect our business and may have a substantial influence over our results.
During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel are dispatched more frequently. Our operating expenses increase during these periods, and depending on the size of our commitments, we may have to buy electricity from other generators in order to comply with our contractual supply obligations. The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.
Our generation subsidiaries have a commercial policy in place to limit the potential impact of interruptions to our ability to supply electricity to their customers, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages. Pursuant to this policy, a volume of contracts is determined for each generation company by reducing the hydrological risk to acceptable levels, assured by a degree of statistical reliability of 95%. Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions and its related costs to the customers. Notwithstanding this risk-reduction policy, a prolonged drought will adversely affect our results.

Regulatory authorities may impose fines on our subsidiaries.
In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure. Such fines may range from 1 Unidad Tributaria Mensual (“UTM”), or $69, to 10,000 Unidades Tributarias Anuales (“UTA”), or $8.3 million using the UTM, UTA and foreign exchange rate as of December 31, 2007. Any electricity company supervised by the Superintendencia de Electricidad y Combustibles (the Chilean Superintendence of Electricity and Fuels), or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of the company, for instance, when the coordination duty of the system agents is not fulfilled, even when it is not within the company’s control to prevent such failures. These fines may be appealed.
Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.
In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of 5,330 UTA, or $4.4 million, because of their failure to transmit energy in the Metropolitan Region on September 23, 2002. In 2004, the SEF imposed fines on both Endesa Chile and Chilectra in an aggregate amount of 3,860 UTA due to a blackout that occurred in the Metropolitan Region on January 13, 2003. As a result of an administrative resolution, these fines have since been reduced to 3,440 UTA, or $2.8 million. In 2005, the SEF imposed fines of 1,260 UTA, or $1.0 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region on November 7, 2003. Our subsidiaries are currently appealing these fines, but these appeals may be unsuccessful.
Governmental regulations may impose additional operating costs which may reduce our profits.
We are subject to extensive regulation of tariffs and other aspects of our business in the countries in which we operate, and these regulations may adversely affect our profitability. In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.
For instance, the Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities. If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event. The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the Comisión Nacional de Energía (National Energy Commission), or the CNE. The “cost of failure” is determined semiannually by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit. If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the volume we failed to provide at the rationed price. If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.
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
Over the last five years, the peso has appreciated against the dollar. The peso and the other South American currencies in which we operate have been subject to large devaluations and appreciations against the dollar in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in dollars, and although a substantial portion of our revenues are linked in part to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar; in addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on our earnings.
Because of this exposure, for instance, the cash generated by our subsidiaries can be diminished materially when the local currencies devalue against the dollar. Future volatility in the exchange rate of the peso, and the other currencies in which we receive revenues or incur expenditures, to the dollar, may affect our financial condition and results from operations. For more information on the risks associated with foreign exchange rates, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
As of December 31, 2007, using a financial instead of accounting convention, Enersis had total consolidated indebtedness of $8,353 million, which includes the effect of currency hedging instruments. Of this amount, $3,081 million, or 37%, was denominated in dollars and $1,457 million in pesos. In addition to the dollar and the peso, our foreign-currency denominated consolidated indebtedness included the equivalent of $1,803 million in Brazilian reais (including the effect of a $/R$ swap contract), $1,452 million in Colombian pesos, $471 million in Peruvian soles and $89 million in Argentine pesos for an aggregate of $3,815 million in currencies other than pesos and dollars.
For the twelve-month period ended December 31, 2007, our revenues amounted to $10,579 million (before consolidation adjustments), of which $661 million, or 6%, was denominated in dollars, and $1,874 million, or 18%, was linked in some way to the dollar. In the aggregate, 24% of our revenues (before consolidation adjustments) were either in dollars or tied to dollars through some form of indexation. On the other hand, $2,097 million was attributable to revenues in pesos, which represent 20% of our 2007 revenues before consolidation adjustments. At the same time, revenues before consolidation adjustments in these other currencies for the twelve-month period ended December 31, 2007 included the equivalent of $2,781 million in Brazilian reais, $1,457 million in Colombian pesos, $1,126 million in Argentine pesos and $583 million in Peruvian soles. Despite the fact that we have revenues and debt in these four currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies. The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.
We may be subject to refinancing risk.
As of December 31, 2007, on a consolidated basis, we had $1,259 million of indebtedness maturing in 2008, $1,668 million in 2009, $2,390 million maturing in the period 2010-2012 and $3,036 million thereafter. Of the $1,259 million maturing in 2008, $77 million is in Argentina, $354 million in Brazil, $165 million in Colombia, $220 million in Peru and $443 million in Chile.
We are subject to certain fairly standard types of financial covenants including maximum ratios of indebtedness to adjusted cash flow, indebtedness to EBITDA, debt-to-equity and minimum ratios of adjusted cash flow to interest expense as defined in debt agreements. In addition, most of our indebtedness contains cross-default provisions, generally triggered by default on other indebtedness in amounts exceeding $30 million on an individual basis. In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness could become due and payable. For more information on covenants and relevant provisions for these credit facilities, see “Item 5 — Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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
As of the date of this report, our subsidiaries in Argentina are exposed to the greatest refinancing risk. As of December 31, 2007, the third-party financial debt of our Argentine subsidiaries amounted to $412 million. As a matter of policy for all of our Argentine subsidiaries and as long as fundamental issues concerning the electricity sector remain unsolved, we are rolling over some of their outstanding debt. If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance such indebtedness on terms that would otherwise be acceptable to us.
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
Historically, we have been able to access the cash flows of our Chilean subsidiaries, but we have not been similarly able to access at all times the cash flows of our non-Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions and credit restrictions.
Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flows from operations in those entities to repay our debt.
Dividend Limits and Other Legal Restrictions. Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments. In addition, the ability of any of our subsidiaries which are not wholly owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders. As a consequence of such duties, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.
Contractual Constraints. Distribution restrictions in our subsidiaries’ contractual agreements include the following: prohibitions against dividend distributions by many companies in the case of default, and Empresa Eléctrica Pangue S.A., or Pangue, our Chilean generation subsidiary, if it is not in compliance with certain debt-to-equity ratio and debt coverage ratio requirements (in each case, as defined in Pangue’s credit agreements that mature in January 2010); and prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Ampla and Coelce in Brazil, and Endesa Costanera and El Chocón in Argentina, in the case of default and if not in compliance with certain financial ratios.

Operating Results of Our Subsidiaries. The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results. To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.
Foreign Currency Controls. The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which they operate. For example, during the economic crisis in Argentina, the Central Bank of Argentina imposed restrictions on the transfer of funds outside such country.
The Argentine natural gas crisis has increased the vulnerability of the electricity sector in Chile.
In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short- and medium-term availability of this fuel both in Chile and in Argentina. A natural gas shortage may force electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs. Demand for electricity in Chile’s central region increased by 6.6% in 2007 and is expected to continue to increase significantly in the foreseeable future. Increasing demand, combined with a low level of mid-term investment in the electricity sector, particularly exposes the Chilean electricity sector to the adverse effects of the Argentine natural gas crisis. Since 2004, Chile has been affected by increasing restrictions in the supply of natural gas from Argentina despite the existence of long-term contracts.
Our San Isidro combined cycle plant and both units in the Taltal power plant operate with natural gas and diesel oil. The units of our related company, GasAtacama, also operate with natural gas and diesel oil. Each company has gas contracts with Argentine suppliers and has been affected adversely by restrictions on natural gas from Argentina, reaching to zero levels. In the case of GasAtacama, because of the additional generating costs, with associated losses, we took an investment impairment provision of $48.9 billion ($29.3 billion, net of minority interest) in 2007 because of this problem. The degree of the future impact will depend on the level of natural gas restrictions from Argentina and the contractual commitments of each company. For more information on such impairment provision, see “Item 4. Information on the Company — A. History and Development of the Company — Recent Developments.”
South American economic fluctuations are likely to affect our results from operations.
All of our operations are located in South America. In 2007, we generated 68% of our consolidated operating revenues and 62% of our consolidated operating income outside Chile (before consolidation adjustments). Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole. If local, regional or worldwide economic trends adversely affect the economy of any of the countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.
The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile. Chilean financial and securities markets may be affected adversely by events in other countries and such effects may affect the value of our securities. Moreover, we have significant investments in relatively risky non-Chilean countries such as Argentina, Brazil, Colombia and Peru. Generation and distribution of cash from subsidiaries in these countries have proven to be volatile.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business.
Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru. These governments’ actions intended to control inflation and affect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which have included freezing bank accounts and imposing capital controls, as was the case in Argentina in 2001. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances. If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results from operations may be adversely affected.
Construction of new facilities may be adversely affected by factors associated with these projects.
Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits; shortages or increases in the price of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; strikes; adverse changes in the political and regulatory environment in the countries where we and our affiliates operate; adverse weather conditions, which may delay the completion of power plants or substations; natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.
Any of these factors may cause delays in the completion of all or part of our capital investment program and may increase the cost of the projects.
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
Our controlling shareholders may have conflicts of interest relating to our business.
Endesa Spain currently owns 60.6% of Enersis’ share capital, and ENEL and Acciona jointly hold 92.06% of Endesa Spain’s share capital (Endesa Spain, ENEL and Acciona, collectively, the “Controllers”). The Controllers have the power to determine the outcome of most material matters that require shareholder vote, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends. The Controllers also can exercise influence over our operations and business strategies. Our Controllers’ interests may differ from those of our other shareholders. The Controllers conduct their business in South America primarily through us and our subsidiaries and, for less important activities, through entities not consolidated by us or in which we have no interest.

We have outstanding credit facilities with “change of control” provisions which could result in some acceleration rights on such indebtedness.
Approximately 32% of our consolidated debt outstanding obligations have “change of control” contractual provisions. As of December 31, 2007, $2.0 billion of Enersis’ consolidated indebtedness (excluding Endesa Chile on a consolidated basis) and $674 million of Endesa Chile’s consolidated indebtedness featured some kind of “change of control” provision either in the form of a negative covenant, a mandatory prepayment or otherwise. However, in $100 million of Enersis’ subsidiaries’ contracts certain previous conditions must be met, typically a merger or spin-off that would then result in a change of control before triggering a change of control provision. Similarly, $316 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision or (b) the change of control does not apply to Endesa Spain but to other companies instead.
A total of $880 million in Enersis’ and its consolidated subsidiaries’ indebtedness, other than Endesa Chile, and a total of $358 million in bank indebtedness incurred by Endesa Chile have “change of control provisions” which specifically refer to Endesa Spain, directly or indirectly, as the controlling entity. In order to make possible the completion of Enel & Acciona’s take-over of Endesa Spain, we obtained the necessary consents in advance to avoid triggering those provisions. If a change of control were to occur, and we are not successful in obtaining certain waivers or amendments, then the lenders under these facilities would have the ability to accelerate such debt and make it immediately due and payable.
Approximately $216 million of Endesa Chile debt and $350 million of Enersis debt are to be found in revolving credit facilities governed by the laws of the State of New York, under which lenders under both facilities, on an individual basis, have rights to accelerate payment if Endesa Spain is no longer, directly or indirectly, the ultimate controlling parent, and the new controlling entity would have a lower rating (including with respect to outlook) than the unsecured long-term foreign currency rating of Endesa Spain, as rated by each of S&P and Moody’s immediately prior to giving effect to a transaction involving a change of control, as defined. Endesa Spain’s applicable ratings as of the date of this report are “A3 with negative outlook” according to Moody’s, “A- with negative outlook” according to S&P, and “A- with negative outlook” according to Fitch.
Enersis’ subsidiaries in Brazil have credit facilities for an aggregate of $530 million with some kind of “change of control” language, some of them involving standard BNDES clauses. BNDES, Banco Nacional de Desenvolvimento Economico e Social, is a state-owned development bank.
If a tender offer for Endesa Spain is successful, and if another change of control were to take place, we would not be able to give assurances that our lenders and relevant governmental entities such as BNDES in Brazil would waive any acceleration rights that they might otherwise have under such credit agreements. For more detailed information on Enersis and Endesa Chile contractual provisions, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.
We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into. Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity. In addition, our generation subsidiaries have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depend on water levels in reservoirs, the market prices of commodities such as natural gas, oil, coal and other energy-related products, as well as the dollar exchange rate. Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity. Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity. We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations. Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP. For further discussion, please refer to “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

Our business is dependent on the Chilean economy, and our revenues are sensitive to its performance.
A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile. In 2007, the Chilean economy grew by an estimated 5.1% compared to a 4.3% increase in 2006. The latest Chilean Central Bank estimate for growth in 2008, however, is in the 4.0%-5.0% range. There is no assurance that such growth will be achieved, that the growth trend will continue in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations. Our financial condition and results of operations could also be affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector. In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control. Finally, the Chilean economy may also be affected by developments in more developed countries, including the “subprime mortgage crisis” that started in the United States.
Foreign exchange risks may adversely affect the dollar amount of dividends payable to holders of our ADSs.
Chilean trading in the shares of our common stock underlying American Depositary Shares (“ADSs”) is conducted in pesos. Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos. The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate in order to make dividend and other distribution payments in respect of ADSs. If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.
The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our ADSs and common stock.
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
Item 4. Information on the Company
A. History and Development of the Company.
Description of Business
Enersis was originally organized as Compañía Chilena Metropolitana de Distribución Eléctrica S.A., as recorded in a public deed on June 19, 1981. The existence of our company was authorized, and its bylaws were approved, pursuant to Resolution 409-S on July 17, 1981, issued by the Chilean SVS. The bylaws have been amended subsequently. The existence of our company under its current name, ENERSIS S.A., or Enersis, dates back to August 1, 1988. Enersis is a publicly held limited liability stock company domiciled in Santiago, Chile, and operates under Chilean law and regulations.

Main office:	Avenida Santa Rosa 76, Santiago, Chile
Mailing Address:	Casilla 1392
Telephone:	(562) 353-4400
Fax:	(562) 378-4789
Web Site:	www.enersis.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Mailing Address:	P.O. Box 885, Newark, Delaware 19711
Telephone:	(302) 738-6680
Fax:	(302) 738-7210
We are an electric utility holding company primarily engaged, through our subsidiaries and affiliates, in the generation and distribution of electricity in Chile, Argentina, Colombia and Peru, and in the generation, transmission and distribution of electricity in Brazil. We have over 11.9 million customers on a consolidated basis, and as of December 31, 2007, our consolidated assets were Ch$11,438 billion and our consolidated operating revenues were Ch$4,687 billion. Through Endesa Chile and Endesa Brasil, we have 13,707 MW of installed capacity with 52 power plants in the five countries where we operate. Endesa Spain, acquired control of our company in April 1999 and owned 60.6% of our outstanding shares as of December 31, 2007. On October 10, 2007, Enel Energy Europe S.R.L., a subsidiary of Enel S.p.A., or Enel, a company constituted under the laws of Italy, and ACCIONA, S.A., or Acciona, a company constituted under the laws of the Kingdom of Spain, jointly and concurrently acquired 92.06% of the shares issued by ENDESA, S.A., or Endesa Spain.
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
In 2005, Endesa Brasil was formed as a holding company to manage all generation, transmission and distribution assets that Endesa Internacional, Enersis, Endesa Chile and Chilectra held in Brazil, namely, through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce. Enersis began consolidating Endesa Brasil in October 2005. In 2006, the International Finance Corporation (“IFC”) became a new shareholder in Endesa Brasil, contributing $50 million in the Brazilian holding company, or 2.7%, and as of December 31, 2007, Enersis directly and indirectly controlled 53.6% of the capital stock and voting rights of Endesa Brasil.

In order to simplify the organizational structure, diminish corporate costs, improve performance and optimize taxes, on April 2006, Enersis decided to merge Elesur S.A. (“Elesur”) and Chilectra, in Chile. As a consequence of this merger, Elesur absorbed Chilectra; the surviving company retained the name of Chilectra.
In order to achieve synergies in Peru, in 2006, we conducted the merger of Edegel and Empresa de Generación Termoeléctrica Ventanilla S.A. (“Etevensa,” 60%-owned by Endesa Spain), which had a 457 MW thermoelectric generation company.
In September 2007, we merged our subsidiaries in Colombia, Emgesa S.A. E.S.P. and Betania S.A. E.S.P., resulting in a new company which retained the name Emgesa S.A. As a consequence of this merger, the direct and indirect participation of our subsidiary Endesa Chile in this new company is 26.9%.
We continually evaluate potential reorganizations with the purpose of optimizing operating, financing and tax considerations. We expect to undertake such transactions, with a focus on the reorganization of Enersis, Endesa Chile and our subsidiaries.
Recent Developments
On October 10, 2007, Enel Energy Europe S.R.L., a subsidiary of Enel S.p.A., or Enel, a company organized under the laws of Italy, and ACCIONA, S.A., or Acciona, a company organized under the laws of the Kingdom of Spain, jointly and concurrently acquired 92.06% of the shares issued by ENDESA, S.A., or Endesa Spain, in turn, is the controller of 60.6% of the share capital of Enersis S.A, through its Spanish subsidiary Endesa Internacional, S.A.
GasAtacama Generación S.A. (“GAG”), a wholly-owned generation subsidiary of Inversiones Gas Atacama Holding Limitada (“GAT”), in turn, a 50%-owned affiliate of Endesa Chile (Southern Cross Group, or “Southern Cross”, a Chilean fund, holds the other 50%), owns a 781 MW combined cycle thermal plant, located 50 kms north of Antofagasta, designed originally to burn Argentine natural gas, came on stream in 1999. Its installed capacity accounts for 21.7% of the SING system, in northern Chile, where many of the country’s most important copper mines are located. Currently, the SING has capacity needs of approximately 1,900 MW, of which on average, 900 MW come from coal plants, and the balance from combined cycle plants.
Natural gas restrictions from Argentina began in 2004 and increased over time, leading to a complete natural gas interruption as of the second quarter of 2007. Since then, GAG and other generators have been burning diesel instead of natural gas, and thereby incurring much higher operating costs. The substitution of natural gas with diesel, compounded with the escalating costs of the latter fuel, has increased the production cost by approximately fifteen times between 2004 and 2008.
GAG has long-term regulated contracts at regulated node prices expiring in December 2011, with Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A., and Empresa Eléctrica de Antofagasta S.A., all of them distribution companies servicing residential customers, and belonging to EMEL, a Chilean holding company. The contracts were entered into at a time during which GAG could count on an uninterrupted Argentine natural gas supply. The gas supply shortfall has led to increases in generation costs in the SING, and these costs are not fully covered by the node price. The energy node price in the SING had been under $100/MWh until the last price setting in April 2008, when the CNE set it at $115.9/MWh at the Crucero node. On the other hand, spot prices (as a reference for generation costs with diesel as fuel) in the system averaged $185/MWh during the first quarter of 2008.
In 2006, GAG applied to an arbiter to put an end to its contract with EMEL. The adverse financial effect of this so-called “EMEL deficit” led to severe liquidity constraints. Current GAT forecasts for such deficit for the 2008-2011 period, at which time the EMEL contract expires, are in the range of $600-900 million, assuming diesel prices in the range of $90-120/bbl.

During the second half of 2007, GAG lost all of its net worth and the possibility of filing for bankruptcy increased for several reasons, including the continuing increase in the price of diesel, the complete and sustained interruption of all natural gas coming from Argentina, economic consequences of earthquakes that took place in October and November, and the cash shortfalls derived from the non-recoverability of a tax specifically levied on diesel. In addition, in September 2007, the Chilean government promulgated Law 20,220, which among other things, provides that in the event of a court-ordered revocation of a contract between a generation company and a distribution company with regulated clients, the generation company would be required to continue supplying energy to its client in the same contractual terms, for an 18-month period. In practice, this means that even in the event that GAG had been able to obtain a favorable court judgment against EMEL, GAG would have had to continue in all events to service the contract for an 18-month period, even in the case of bankruptcy. In January 2008, the result of the arbitrage against EMEL was unfavorable to GAG, though we are in the process of appealing the decision to the Supreme Court. As a consequence of all the foregoing, Endesa Chile recorded a Ch$48,890 million investment impairment provision for GAT to better reflect the value of the company.
Notwithstanding the foregoing, the option to file for GAG’s bankruptcy was at least temporarily abandoned after GAG signed a Memorandum of Understanding (“MOU”) with several important northern mining companies and its owners, Endesa Chile and Southern Cross, allowing GAG to continue operations while seeking a permanent solution to the company’s situation.
The MOU called for a definitive contract covering a substantial part of the EMEL deficit, which has been growing over time. This back-up contract, Contrato de Servicio de Respaldo, was signed on April 29, 2008, with the participation of mining companies representing 85.93% of the 1,554 MW (maximum demand at peak hour in the SING, excluding demand arising from distribution companies). Among the principal objectives of the contract, are the following: (1) continuity of electricity supply in the SING, with a back-up of up to 600 MW operating continuously through December 31, 2013, with diesel if necessary, so as to minimize the risk of electricity rationing, and the concurrent losses to production for the copper mines; and (2) the achievement of a generation capacity cushion until 2013 which would permit failure of other operating units or delays in the beginning of operations of new coal-burning plants. The mining companies that were parties to the agreement include BHP Billiton (Escondida, Spence, Cerro Colorado) Codelco (Chuquicamata, Radomiro Tomic and Gabriela Mistral), Collahuasi, Freeport (El Abra), Barrick (Zaldívar), Anglo American (Mantos Blancos), Xstrata (Lomas Bayas), SQM, Antofagasta Minerals (El Tesoro), Teck-Cominco (Quebrada Blanca) and Yamana (Meridian Gold). In a parallel manner, GAT entered into a long-term contract with Compañía de Petróleos de Chile Copec S.A., a large Chilean distributor of petroleum-derived hydrocarbons, in order to secure the availability of diesel through the end of 2013, for a daily consumption of up to 3,400 cubic meters.
The recent contract with the mining companies requires that the latter pay a price for the back-up service that accounts for approximately 71% of the EMEL deficit and the remaining 29% is to be financed by GAT, Southern Cross and Endesa Chile, with caps of $50 million each for the latter two owners. The mining companies cap their price at $650 million, and if oil prices exceed $120/bbl during the period, or for any other reason, this capped amount should be reached, they have a right to an early termination of the contract. This solution, although reducing significantly the probability of bankruptcy of GAG, implies certain risks and costs to GAT and its owners. In addition, the price of diesel, as of the time of this report, has shown an upward trend, already exceeding the $120/bbl reference level, making the operating monthly cost exceed the amount which allows the cap to be extended beyond December 2011. Therefore, there is no reason, as of the date of this report, to expect a reversal of the investment impairment provision taken in the 2007 financial statements, in connection with GAT, our affiliate.
For additional information relating to GAT’s investment impairment taken for the 12-month period ended December 31, 2007, see “Item 5. Operating and Financial Review and Prospects” included in this annual report.

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
For the period between 2008 and 2012, we expect to make capital expenditures of Ch$4,524 billion (approximately $10 million) in our majority-owned subsidiaries, including Endesa Chile.
The table below sets forth the capital expenditures made by our subsidiaries between 2005 and 2007 and the expected capital expenditures for the period 2008-2012.

	Capital Expenditure
	(in billion of Ch$)
				(expected)
	2005	2006	2007	2008-2011
Electricity Generation/Transmission(1)	60	219	217	2,454
Electricity Distribution	266	360	385	2,033
Other Businesses	6	6	5	38

Total	332	586	608	4,524

(1)	Since October 2005, we include investments corresponding to Endesa Fortaleza and CIEN. These companies are subsidiaries of Endesa Brasil, which, in turn, is consolidated by Enersis.
Electricity Generation and Transmission
The electricity generation and transmission businesses had total capital expenditures of Ch$217 billion in 2007. For the period between 2008 and 2012, we expect to make further capital expenditures of Ch$2,454 billion on maintenance of existing operating plants and expanding installed capacity.
Endesa Chile constructed San Isidro II, a 377 MW thermal power plant operating with liquid natural gas, which is located beside San Isidro I. San Isidro II started commercial operations in open cycle in April 2007; today it is operating at 353 MW in combined cycle. The investment cost has been $229 million.
Endesa Chile finished the construction of the 32 MW Palmucho pass-through hydroelectric plant, which started operations in November 2007. The total investment cost came to $45 million. Palmucho takes advantage of the ecological flow that the Ralco plant releases, pursuant to Ralco’s Environmental Impact Assessment.
In September 2006, Endesa Eco began the construction of Ojos de Agua, a mini-hydroelectric plant located 100 kilometers from the city of Talca, close to the Cipreses power plant, downstream from the La Invernada Lagoon. This plant will have a capacity of 9 MW, the investment is expected to be $25 million and the commissioning is expected to occur in the first half of 2008.
In September 2006, Endesa Chile formed the company Centrales Hidráulicas de Aysén S.A, in which Endesa Chile has a 51% shareholding and Colbún S.A (“Colbún”) owns the remaining 49%. The purpose of this company is the development of the Aysén power plants to be located in the 11th Region, southern Chile. These Aysén plants, involving a total installed capacity of 2,750 MW, would require an investment of around Ch$1.2 trillion.

In December 2007, Endesa Eco started operations of the Canela wind farm totaling a capacity of 18 MW. This project is located 295 kms north of Santiago, in the district of Canela, in Chile’s 4th Region. Total investment cost reached to $43 million. An expansion of the Canela wind farm is expected to start up operations in October 2009. It will add 60 MW to the existing wind farm, and the total investment is planned to achieve $141 million.
Endesa Chile is also participating with a 20% stake in GNL Quintero, or GNLQ, the company in charge of the government-sponsored initiative to increase the diversification of the country’s energy matrix through the LNG project, a re-gasification terminal, together with Enap, Metrogas and British Gas. The project comprises a re-gasification capacity of 9.5 million cubic meters per day, the construction of a 1,500-meter pier, and two LNG storage tanks with a capacity of 160,000 cubic meters each. The total investment of the plant will reach $940 million and it is planned to come into service by mid-2009. Endesa Chile’s capital commitment should be approximately $37 million.
On September 28, 2007 Endesa Chile approved the construction of the Quintero thermal generation plant on a land adjoining the location of the future GNL plant. The plant will consist of two gas turbines in open cycle which will begin operations using diesel oil and liquefied natural gas once the Quintero re-gasification plant starts commercial operations. The project will have a capacity of 240 MW and its operational start-up is estimated for the first quarter of 2009. The total project investment amounts to $120 million.
In September 2007 Endesa Chile started the construction of the Bocamina Plant Expansion. This project consists of the construction and commissioning of a second electricity generating unit of approximately 350 MW, the total cost of the project will be approximately $625 million. The start-up of the second unit is expected by mid-2010.
On June 5, 2007 Endesa Chile submitted Los Cóndores project to the System of Environmental Impact, which was approved on April 16, 2008. The cost of the 150 MW pass-through hydro plant project will be approximately $185 million, and it is expected to start operations in 2012.
In Peru, Edegel’s Santa Rosa thermal plant will expand its capacity with an open cycle plant of 183 MW. The project will use natural gas from Camisea. The investment required is $90 million, and it is planned to come into service by June of 2009.
Electricity Distribution
All of our distribution companies expect to fund capital expenditures through internally generated funds. In 2007, we incurred total capital expenditures of Ch$385 billion, principally to better service demographic growth and new clients, as well as to reduce energy losses, to maintain equipments and lines, to improve security and quality service. The capital expenditures incurred by our subsidiaries in 2007, billions of Ch$, is shown in the table below:

Distribution company	2007 Capex (Ch$ billion)
Chilectra	59.5
Edesur	42.0
Ampla	111.2
Coelce	102.1
Codensa	48.8
Edelnor	21.6

In 2007, Chilectra incurred capital expenditures of Ch$59.5 billion, principally to serve demographic growth and new clients. Edesur incurred capital expenditures of Ch$42.0 billion, principally due to maintenance and expansion of existing facilities to serve new clients, improve security and quality. Codensa incurred capital expenditures of Ch$48.8 billion, principally to serve demographic growth, new clients and improve security. Edelnor incurred capital expenditures of Ch$21.6 billion, principally to serve demographic growth and new clients. During 2007, Endesa Brasil’s distribution companies incurred capital expenditures of Ch$213.3 billion, including Ampla with capital expenditures of Ch$111.2 billion, to expand existing facilities and reduce energy losses, and Coelce with capital expenditures of Ch$102.1 billion to serve new clients, reduce energy losses and to satisfy regulatory requirements.
Capital expenditures for the period 2008 — 2012 are expected to reach to Ch$2,033 billion.
B. Business Overview.
Business Strategy
We believe that there is long-term potential for significant growth in per capita energy demand in South America, as well as for significant growth attributable to demographic trends. We seek to take advantage of our know-how and market position as a leading private sector electricity company in the region to:
•	enhance earnings through expansion of our unregulated client base;

•	reduce our exposure to hydrological risk with commercial policies that reduce contracted sales to a level that may be satisfied with a 95% of hydrological certainty, thus increasing sales in the spot markets;

•	improve our operating margins by reducing the operating costs of our existing businesses; and

•	take advantage of the continued demographic growth in the regions where we operate.
We believe that we have considerable expertise in managing utilities, including:
•	reducing energy losses associated with distribution businesses over the long term;

•	building and operating efficient generation facilities;

•	implementing proprietary billing and accounts receivable management systems;

•	increasing workforce productivity while maintaining good labor relations;

•	operating under a range of tariff and regulatory frameworks that reward efficient operations; and

•	maximizing our return on actively managed subsidiaries.
Electricity Generation
Our electricity generation business is conducted primarily through Endesa Chile, which has operating subsidiaries in Chile, Argentina, Colombia and Peru. Since October 2005, the generation business in Brazil has been managed through our holding company, Endesa Brasil. As a whole, total installed capacity reached 13,708 MW as of December 31, 2007.
Our consolidated electricity production reached 54,440 GWh in 2007, 5.5% less than the 57,439 GWh produced in 2006. In the electricity industry it is common to segment the business into hydroelectric and thermoelectric generation, because each method of generation has different variable costs. Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation. Of our total consolidated generation, 67% was from hydroelectrical sources while the remaining 33% came from thermal sources.

The following table summarizes the information relating to Enersis’ total electricity generation, which, for the first time, includes the generation from a wind farm, Canela:

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		GWh	%
Hydroelectric generation	41,675	77.07	42,858	74.61	36,575	67.18
Thermal generation	12,401	23.93	14,581	25.39	17,862	32.81
Other Sources (wind)	0	0	0	0	3	0.01

Total generation	54,076	100	57,439	100	54,440	100

Operations in Chile
The Chilean electricity system is divided into four systems. The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, that covers the central and south-central portion of the territory, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern portion of the country. In addition to the SIC and the SING, there are two other isolated systems in southern Chile that provide electricity in remote areas, in Aysén and Magallanes.
Endesa Chile’s main business is electricity generation; it is the largest electricity company in Chile measured by installed capacity. It also participates in engineering services. The low proportion of non-generation revenues does not justify the breakdown of revenues per activity. We own 60% of Endesa Chile.
Endesa Chile and its subsidiaries: Empresa Eléctrica Pehuenche S.A., or Pehuenche, Empresa Eléctrica Pangue S.A., or Pangue, Compañía Eléctrica San Isidro S.A., or San Isidro, Compañía Eléctrica Tarapacá S.A., or Celta, and Endesa Eco, own and operate a total of twenty-five generation plants in Chile. Fifteen of these plants are hydroelectric plants, with a total installed capacity of 3,452 MW. This represents 72.2% of our total installed capacity in Chile. Nine plants are gas-, coal- or oil-fired thermal plants with a total installed capacity of 1,309 MW; i.e., 27.4% of Endesa Chile installed capacity in Chile. The remaining plant is wind powered, with a capacity of 18 MW (or 0.4% of the capacity). Our power plants are connected to the country’s major interconnected electricity systems, SIC and SING, which together supply energy to over 98% of Chile’s population.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	Year ended December 31,
	2005	2006	2007
Endesa	2,754	2,754	3,034
Pehuenche(1)	695	695	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Eco	—	—	18

Total	4,477	4,477	4,779

(1)	The installed capacity was certified during 2007 by Bureau Veritas, according to Norm 038 of Endesa Chile.
Our total electricity generation in Chile (both the SIC and the SING) reached 18,773 GWh in 2007, 6.0 % less than in 2006, and accounted for 33.7% of total electricity production in Chile in 2007. Our generation market share in Chile for 2007, 2006 and 2005 was approximately 37%.
The following table sets forth the electricity generation for each of our Chilean subsidiaries:
ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2005	2006	2007
Endesa	10,903	11,642	11,093
Pehuenche	4,060	4,345	3,437
Pangue	2,241	2,432	1,351
San Isidro	1,178	802	1,956
Celta	383	751	933
Eco			3

Total	18,765	19,973	18,773

Hydroelectric generation in 2007 was 23% lower than in 2006 because of drought conditions during 2007. The potential energy in dammed water as of December 31, 2007 at the reservoirs in the SIC was 40% less than at December 31, 2006, as shown in the following table:
RESERVOIRS IN CHILE (GWh)

	Year ended December 31,
	2006	2007
	Reservoir	Reservoir	Change
	(GWh)	(GWh)%

Laja	4,754	3,028	(36.3)
Maule	1,573	1,307	(16.9)
Chapo	577	119	(79.3)
Colbún	533	283	(46.9)
Invernada	315	116	(63.1)
Rapel	72	53	(26.3)
Melado	15	6	(60.0)
Ralco	531	147	72.3

Total Reservoir	8,370	5,059	(39.6)

Low-cost hydroelectric generation accounted for 70.2 % of Endesa Chile’s total electricity generation in 2007, as shown in the following table:
ENDESA CHILE HYDRO/THERMAL GENERATION IN CHILE (GWh)

	Year ended December 31,
	2005		2006		2007
	Generation		Generation		Generation
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	15,762	84.0	17,148	85.9	13,179	70.2
Thermal generation	3,003	16.0	2,825	14.1	5,591	29.8
Other sources (wind)	0	0.0	0	0.0	3	0.0

Total generation	18,765	100.0	19,973	100.0	18,773	100.0

Endesa Chile’s thermal electric generation facilities are either gas-, coal- or oil-fired. In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers that establish maximum amounts and price of supply and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (an affiliate in which Endesa Chile has a 42.5% interest). We obtain our coal and fuel oil requirements through competitive bidding using major domestic and international suppliers.
The energy crisis in Argentina has affected not only the natural gas supply to Chile but also its domestic market. This situation and the drought conditions evident in Chile during 2007 increased the use of natural gas substitutes including fuel oil and diesel. Endesa Chile increased the use of diesel from 23,000 in 2006 to 591,000 tons in 2007, and coal, from 438,000 to 851,000 tons, respectively. Since 2005, San Isidro has benefited from swaps contracts with Endesa Costanera which has allowed San Isidro to temporarily generate electricity with natural gas, paying Endesa Costanera the additional cost incurred through generation with fuel oil, plus a fee. Fuel oil is subsidized in Argentina.
To reduce the impact of future natural gas restrictions, in May 2007 the Final Investment Decision Agreement for the construction of the LNG regasification facility in Quintero Bay took effect, with GNLQ as the owner, where Endesa Chile has a stake of 20%. The terminal is currently under construction and its partial commercial operation is expected to begin during 2009 while its full commercial operation is foreseen to begin during 2010.
In addition to the LNG project, the works to allow unit 1 of Taltal to operate with diesel were completed in March 2008. With this, all the natural gas units of Endesa Chile are able to operate both with gas and diesel.
In June 2007, the commercial operation of the Electrogas’ Concón-Quillota diesel oil pipeline started, which improved the supply to San Isidro and Nehuenco thermal power plants.

Sales, in GWh in these systems, are shown in the following table:

System	2005	2006	2007	Change %
SIC	35,900	38,259	39,982	4.5%
SING	11,546	12,027	12,674	5.4%
Our physical energy sales in Chile reached 20,730 GWh in 2005, 20,923 in 2006 and 19,212 GWh in 2007, which represent a 43.7%, 41.6% and 36.5% market share, respectively. The percentage of energy purchases to satisfy our contractual obligations to third parties has declined from 10.8% in 2005, to 5.3% in 2007 as a result of our commercial strategy of reducing contracted sales. This commercial strategy is strongly driven by our decision to reduce hydrological exposure because of Chilean governmental regulations implemented in 1999. We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year. Governmental regulations have had the direct effect of increasing contract failure costs, which is the cost that we have to pay when we are not able to satisfy our contractual commitments. Energy supply has not increased as much as energy demand, increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative. See “Item 4.B - Business Overview — Electricity Industry Regulatory Framework.”
The following table sets forth our electricity purchases and production in Chile:
PHYSICAL PRODUCTION AND PURCHASES IN CHILE (GWh)

	Years ended December 31,
	2005		2006		2007
	Sales	%	Sales	%	Sales	%
	(GWh)	of Volume	(GWh)	of Volume	(GWh)	of Volume
Electricity production	18,764	89.2	19,973	93.8	18,773	94.7
Electricity purchases	2,268	10.8	1,317	6.2	1,042	5.3

Total(1)	21,032	100.0	21,290	100.0	19,815	100.0

(1)	Total GWh production plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.
Endesa Chile supplies electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the spot market. Commercial relationships with customers are normally governed by contracts. Supply contracts with distribution companies must be auctioned in bidding processes, are generally standardized and have an average term of ten years. Supply contracts with unregulated customers, usually, large industrial customers, are specific to the needs of each client and the conditions reflect competitive market conditions.
In 2005, 2006 and 2007 Endesa Chile had 53, 46 and 35 customers in Chile, respectively, including the main distribution companies of the SIC and the major unregulated industrial customers.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:
ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT IN CHILE (GWh)

	Years ended December 31
	2005		2006		2007
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Regulated customers(1)	10,575	51.0	10,756	51.4	11,502	59.9
Non-Regulated customers	4,797	23.1	5,176	24.7	5,281	27.5
Electricity pool market sales	5,358	25.8	4,991	23.9	2,430	12.6

Total electricity sales	20,731	100.0	20,923	100.0	19,212	100.0

(1)	Includes sales to distribution companies due to Resolution 88.
Endesa Chile’s most significant supply contracts with regulated customers are with Chilectra and Compañía General de Electricidad S.A. or CGE, the two largest distribution companies in Chile in terms of sales. Its contracts with CGE and Chilectra expire in 2009 and 2010, respectively. In November 2007, Chilectra, CGE and Chilquinta placed the second long-term energy requirement bid for 14,732 GWh, divided in three blocks (B1, B2 and B3) to be delivered as of January 2011 for ten, twelve and fourteen years, respectively. Chilectra was the only distributor that awarded energy in this process: 3,200 GWh to Endesa and 2,500 GWh to Colbún. The energy allocated represented 39% of the total requirement of this distribution company.
Chilectra’s energy allocated represented 39% of its total requirement and was awarded as follows:

					% of energy
	Chilectra B1	Chilectra B2	Chilectra B3	Total	allocated
Endesa Chile	1,700	—	1,500	3,200	56.1%
Colbún	500	1,000	1,000	2,500	43.9%

Total	2,200	1,000	2,500	5,700	100.0%

Customarily, contracts with unregulated customers for the sale of electricity in Chile are long-term contracts, generally ranging from five to fifteen years. Such contracts are normally automatically extended at the end of the applicable term unless terminated by either party upon prior notice. The contracts generally provide that the purchase price be reset periodically to the market price. Some of them include a price adjustment mechanism for high marginal costs, which also reduces the hydrological risk. Contracts with unregulated customers may also include specifications for backup power sources and equipment, which may be provided at special rates, as well as the provision of technical assistance to the customer. Endesa Chile has not experienced any supply interruptions under its contracts. In case of a force majeure, as contractually defined with non-regulated customers, Endesa Chile is also allowed to refuse purchases and is not required to supply electricity. Contracts with unregulated customers generally do not impose any limitations on our ability to resell output not purchased under those contracts. Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.
Operations in Argentina
Endesa Chile participates in electricity generation in Argentina through its subsidiaries Endesa Costanera and El Chocón, with a total of five power plants. El Chocón has two hydroelectric plants, with total installed capacity of 1,320 MW, and Endesa Costanera has three thermal plants, with a total installed capacity of 2,324 MW. In 2007, Endesa Chile’s generation plants in Argentina represented 14.9 % of the generation capacity in the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM.

We also participate in the transmission and trading of electricity in Argentina through our subsidiary, Endesa Brasil, and CEMSA. Endesa Brasil consolidated CTM, which owns the Argentine side of a transmission interconnection line with Brazil. CEMSA is a trading company that has entered into contracts with generators in Argentina to export electricity from Argentina to Brazil and Uruguay. See “ — C. Organizational Structure” for details on associated companies.
Endesa Chile’s Argentine subsidiaries, participate in two new companies, Central Termoeléctrica Manuel Belgrano S.A., or CTMB, and Central Termoeléctrica José de San Martín S.A., or San Martín. These companies were formed to undertake the construction of two new generation facilities under Foninvemem, created through Resolution 712/2004 of the Secretary of Energy to allow the financing and management of all investment aimed at increasing the electric power supply within the MEM. CTMB began operations with a capacity of 275 MW in March 2008, which will increase to 554 MW when the second unit operates in open cycle, in June; a total capacity of 823 MW will be obtained once the combined cycle is completed. The twin company, San Martin, will begin operations in the coming months, and the total capacity of both companies, 1,600 MW, is expected for mid-2009. Since 2002, the government and energy industry authority have intervened in the market which has led to a lack of investment in the electric power sector. An example of authorities’ intervention is the placing of limitations on the maximum spot price, calculating the spot price based on the variable cost of generating electricity with natural gas without taking into account the hydrological conditions of rivers and reservoirs or the use of more expensive liquid fuel.
Endesa Costanera’s installed capacity accounted for 9.5% of the total installed capacity in the Sistema Interconectado Nacional (the Argentine NIS), Argentina’s interconnected grid system, as of December 31, 2007. Endesa Costanera’s combined cycle II 851 MW plant and its 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.
As of December 31, 2007 El Chocón accounts for 5.4 % of the installed capacity in the Argentine NIS. The larger of the two facilities has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River. The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 120 MW of installed capacity.
The following table sets forth the installed capacity of Endesa Chile’s Argentine subsidiaries:
INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2005	2006(1)	2007
Endesa Costanera
Costanera (steam turbine)	1,131	1,138	1,138
Costanera (combined cycle II)	851	859	859
Central Termoélectrica Buenos Aires (combined cycle I)	322	322	327
El Chocón
El Chocón (hydroelectric)	1,200	1,200	1,200
Arroyito (hydroelectric)	120	120	120

Total installed capacity	3,624	3,639	3,644

(1)	The installed capacity was certified by Bureau Veritas, according to Norm 038 of Endesa Chile.
Total electricity generation in Argentina reached 12,117 GWh in 2007, 11.9% lower than the 13,750 GWh in 2006. Our generation market share has been 15% of total electricity production in Argentina during 2007.

The following table sets forth the electricity generation of Endesa Chile’s Argentine subsidiaries. Low-cost hydroelectric generation accounted for nearly 30.5 % of total generation in 2007, lower than in 2006 because of a relatively dry year compared to 2006.
ELECTRICITY GENERATION IN ARGENTINA (GWh)

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation (El Chocón)	3,931	31.9	5,041	36.7	3,696	30.5
Thermal generation (Endesa Costanera)	8,402	68.1	8,709	63.3	8,421	69.5

Total generation	12,333	100.0	13,750	100.0	12,117	100.0

The amount of energy generated and purchased in the last three years is shown in the following table:
PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,333	97.6	13,750	98.2	12,117	97.1
Electricity purchases	308	2.4	256	1.8	367	2.9

Total(1)	12,640	100.0	14,006	100.0	12,484	100.0

(1)	Energy generation plus energy purchases differ from electricity sales due to power plant consumption.
During 2007, Endesa Costanera served an average of 38 non-regulated customers which had no contracts with distribution companies. Given the regulatory measures adopted in 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market. Sales to the pool market decreased from 7,978 GWh in 2006 to 7,427 GWh in 2007, which is explained by gas restrictions.
The sales to the pool market decreased from 7,978 GWh in 2006 to 7,427 GWh in 2007. Gas restrictions explain the decrease in 2007 generation.
The energy crisis continued through 2007. Natural gas imports from Bolivia were not enough to supply Argentine requirements. In June 2007 the Energy Secretariat Resolution 599 containing the agreement between the natural gas producers and the Government to satisfy internal consumption for the period 2007-2011 was published. Currently, Endesa Costanera and Docksud (a subsidiary of Endesa Spain) are negotiating terms of gas supply with producers.
In 2005, authorities restricted total access to the electricity spot market and the use of natural gas to export energy to Brazil, resulting in Endesa Costanera’s inability to comply with its export contracts to Brazil. As a consequence, export contracts have remained inoperative during 2007. Endesa Costanera’s 1,000 MW capacity, originally committed to Brazil, has been sold to the MEM since May 2006.
The relative dry condition in 2007 explains the decrease of 23.8 % in physical sales of El Chocón, when compared to 2006. Contracted sales decreased from 1,359 GWh in 2006 to 1,342 GWh in 2007. The remaining 2,615 GWh in sales were delivered to the pool market.
During 2007, El Chocón served an average of 20 non-regulated customers. El Chocón has no contracts with distribution companies because the current Argentine electricity industry price scenario, given regulatory measures adopted since 2003, makes sales to distribution companies less attractive than sales to the wholesale market.

Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to its thirty-year concession, which expires in August 2023. El Chocón does not have the right to terminate the operating agreement unless Endesa Chile fails to perform its obligations under the agreement. Such fee is payable monthly in dollars and the amount is based on El Chocón’s annual gross revenues.
The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Years ended December 31,
	2005		2006		2007
		% of Sales		% of Sales		% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	2,328	18.5	2,116	15.2	2,364	19.1
Non-contracted	10,251	81.5	11,810	84.8	10,042	80.9

Total electricity sales	12,579	100.0	13,926	100.0	12,406	100.0

Our Argentine power plants compete with all the major power plants connected to the Argentine NIS. Our major competitors in Argentina are AESGroup, Sociedad Argentina de Energía (Sadesa, Bemberg Group), and Petrobrás Energía S.A. The AESGroup has nine power plants connected to the MEM with a total capacity of 2,855 MW and one plant that is not connected to the MEM (Termo Andes), with a total capacity of 600 MW; Sadesa (Grupo Bemberg) owns two plants Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 2,152 MW); and Petrobrás Energía S.A competes with us through two power plants, Genelba (thermal 674 MW) and Pichi Picún Leufú (hydro 285 MW).
Operations in Brazil
Since October 2005, Enersis has consolidated its generation and distribution companies in Brazil through Endesa Brasil.
Endesa Brasil consolidated operations of generation companies Endesa Fortaleza and Cachoeira Dourada; CIEN, which generally trades electricity from two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN, which are owners of the Argentine side of the lines; and two distribution companies, Ampla, which is an electricity distribution company operating in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará.
We have a total generation capacity of 987 MW. Of this amount, 665 MW correspond to Cachoeira Dourada and 322 MW to Endesa Fortaleza. Ampla had various small generation facilities with total maximum installed capacity amounting to 62 MW, but these units were sold in 2006, and we make no reference to their operations in this report.

The following table sets forth information relating to Enersis’ installed capacity in Brazil:
INSTALLED GENERATION CAPACITY IN BRAZIL (MW)

	(MW)
	2005	2006	2007
Cachoeira Dourada	658	658	665
Endesa Fortaleza	319	322	322

Total installed capacity	977	980	987

The following table sets forth the physical energy production of Cachoeira Dourada and Endesa Fortaleza:
PHYSICAL PRODUCTION IN BRAZIL (GWh)

	Years ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Cachoeira Dourada	3,559	91.1	4,241	94.5	3,888	98.3
Endesa Fortaleza	347	8.9	248	5.5	66	1.7

Total	3,906	100.0	4,489	100.0	3,954	100.0

Cachoeira Dourada has a long-term take-or-pay contract with Companhia Elétrica de Estado de Goiás S.A., or CELG, a regional state-owned distribution company, which was executed in September 1997, when Endesa Chile acquired this company. The contract originally had a term of 15 years. During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW). This contract was modified in 2006, and the parties agreed to reduce the contracted amount beginning in 2006 and expect the term to expire in 2009. This amendment has allowed Cachoeira Dourada to have greater energy availability for sales to the group and third parties. During 2007, Cachoeira sold 1,222 GWh to CELG; 1,830 GWh to non-regulated clients, and 832 GWh to CIEN.
The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

	Years ended December 31,
	2005		2006		2007
		% of Sales		% of Sales		% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	3,494.0	90.3	3,284.9	78.6	3,884	83.6
Non-contracted sales	373.0	9.7	892.3	21.4	760	16.4

Total electricity sales	3,867.0	100.0	4,177.2	100.0	4,644	100.0

Endesa Fortaleza is wholly-owned by Endesa Brasil and owns a combined cycle plant which uses natural gas or diesel oil. The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and began commercial operations in 2003.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s installed capacity and electricity sales:

	Years ended December 31,
	2005	2006	2007
Installed capacity (MW)	319	322	322
Electricity sales (GWh)	2,690	2,690	2,705
Endesa Fortaleza’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.5% of the total installed capacity of thermoelectric generators.
The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

	Years ended December 31,
	2005		2006		2007
		% of Sales		% of Sales		% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	2,690.0	100.0	2,690.0	100.0	2,690.0	99.4
Non-contracted sales	0.0	0.0	0.0	0.0	15.0	0.6

Total electricity sales	2,690.0	100.0	2,690.0	100.0	2,705.0	100.0

Operations in Colombia
Enersis participates in the generation business in Colombia through Endesa Chile. Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa. In September 2007, these companies were merged into Betania, which then changed its name to EMGESA S.A. E.S.P. (“Emgesa”). Since then, we have a 16.1% ownership interest in Emgesa.
As of December 31, 2007, our Colombian subsidiary operated a total of eleven generation plants in Colombia, with a total installed capacity of 2,829 MW. Emgesa has 2,451 MW in hydroelectric plants and 378 MW in thermoelectric plants. The Cartagena thermal plant has three units. One of them is being repaired and is expected to be reincorporated into the system during the first half of 2008.
Our generation plants in Colombia represent 21% of the country’s total electricity generation capacity as of December 2007.
The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:
INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)

	Years ended December 31,
	2005	2006	2007
	(MW)
Emgesa
Guavio (hydro)	1,164	1,163	1,213
Cadena Nueva (hydro)	601	601	601
Betania (hydro)	541	541	541

Termozipa (thermal)	236	236	236
Cartagena (thermal)	0	142	142
Minor Plants (hydro)(1)	116	96	96

Total installed capacity	2,657	2,779	2,829

(1)	As of December 31, 2007 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.

Approximately 86.7% of Endesa Chile’s total installed capacity in Colombia is hydroelectric. As a result, our physical generation depends on the reservoir levels and yearly rainfalls. Endesa Chile’s generation market share in Colombia in 2007 was 22%; in 2006 was 24%. In addition to hydrological conditions, the amount of generation depends on our commercial strategy. Colombia’s electricity market is less regulated than the markets of the other countries in which we operate. Companies are free to offer their electricity at prices driven by market conditions, as opposed to being dispatched by a centralized operating entity.
The following table sets forth the energy generation for each of Endesa Chile’s Colombian subsidiaries:
ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)

	(GWh)
	2005	2006	2007
Emgesa	9,763	10,360	11,942
Betania(1)	2,101	2,204	0

Total	11,864	12,564	11,942

(1)	Since September 2007, Betania and Emgesa were merged into Betania.
Hydrological conditions in 2007 translated into lower generation for Emgesa when compared to 2006. During 2007, thermal generation represented 4.3% and hydroelectric generation, the remaining 95.7% of our generation in Colombia. Although the two thermal facilities, Termozipa and Cartagena, represent 13.3% of Endesa Chile’s total installed capacity in Colombia, the variable cost of generation of those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.
The following table sets forth the levels of electricity production and purchases for Endesa Chile’s Colombian subsidiaries for the past three years:
PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,864	78.1	12,564	81.3	11,942	75.8
Electricity purchases	3,321	21.9	2,883	18.7	3,814	24.2

Total(1)	15,185	100.0	15,447	100.0	15,756	100.0

(1)	Energy production plus energy purchases exceed electricity sales due to power plant pump consumption.
Electricity demand in the Colombian NIS increased 4.0% during 2007. The total electricity consumption in the system was 48,829 GWh in 2005, 50,813 GWh in 2006 and 52,851 GWh in 2007.
The demand in Colombia’s electricity market includes the effect of the interconnection with Ecuador. During 2007, physical sales to Ecuador reached 877 GWh, less than 1,608 GWh sold in 2006. A new transmission line between Colombia and Ecuador began operations in 2007, increasing the capacity in 270 MW.
During 2007, Emgesa served an average of 731 contracts with non-regulated customers and 16 distribution and trading companies. Our sales to the related distribution company Codensa accounted for 28.8% of our total contract sales in 2007. Physical sales to the five largest non-regulated customers altogether reached 3.3% of total contracted sales.

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín with 2,597 MW, Isagen with 2,106 MW, and Gecelca with 1,354 MW. We also compete with the following privately owned companies in Colombia: EPSA (Unión Fenosa) with 832 MW and Chivor, which is owned by AESGener, with 1,000 MW. The distribution of our physical sales, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Years ended December 31,
	2005		2006		2007
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales	9,800	65.0	9,687	63.2	10,539	67.5
Non-contracted sales	5,277	35.0	5,640	36.8	5,074	32.5

Total electricity sales	15,077	100.0	15,327	100.0	15,613	100.0

Operations in Peru
We participate in the generation business in Peru through Endesa Chile’s subsidiary, Edegel. Through Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity of 1,468 MW. Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW and two thermal plants which represent the remaining 723 MW. Our generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2007 by Osinergmin.
The following chart sets forth the installed capacity of Edegel:
INSTALLED CAPACITY PER SUBSIDIARY IN PERU (MW)(1)

	Years ended December 31,
	2005	2006	2007
	(MW)
Edegel S.A.
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	75	75	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal)	229	229	231
Ventanilla (thermal)(2)	0	457	493

Total installed capacity	969	1,426	1,468

(1)	During 2007 Ventanilla increased in 36 MW its installed capacity due to the control of energy losses.

(2)	Edegel includes Ventanilla’s generation since January 2006.
The increase in thermal electricity generation in 2007, 805 GWh, is due to the increase in the installed capacity in Ventanilla which completed the combined cycle in November 2006. Our generation market share was 28% of total electricity production in Peru in 2007 and 27% in 2006.

HYDRO/THERMAL GENERATION IN PERU (GWh)

	Years ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,095	90.7	4,197	63.0	4,385	57.3
Thermal generation(1)	422	9.3	2,465	37.0	3,270	42.7

Total generation	4,516	100.0	6,662	100.0	7,654	100.0

(1)	Since 2006 includes Ventanilla’s generation.
The portion of electricity supplied by Edegel’s own generation was 93.9% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.
Edegel has supply, transportation and distribution contracts for the gas supply for Ventanilla and Santa Rosa. During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity. In order to preserve the transportation capacity for its natural gas demand, Edegel modified its agreements, shifting from interruptible to firm modality, with a capacity of 1,5 MMm3/d (from August 2008 to July 2009) and 2,2 MMm3/d (from August 2009 to July 2019), keeping 2 MMm3/d under interruptible modality.
The following table sets forth the electricity generation and purchases for Edegel over the past three years:
PHYSICAL GENERATION AND PURCHASES IN PERU (GWh)

	Years ended December 31,
	2005		2006		2007
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	4,516	94.8	6,662	96.1	7,654	93.9
Electricity purchases	246	5.2	274	3.9	499	6.1

Total(1)	4,762	100.0	6,935	100.0	8,153	100.0

(1)	Since 2006 includes Ventanilla’s generation.
Electricity generation in the Sistema Eléctrico Interconectado Nacional (National Interconnected Electric System), or SEIN, increased 10.1% during 2007 when compared to 2006, reaching a total yearly generation of 27,255 GWh. Increased demand in Peru is partially a result of larger electricity demand by the mining industry whose growth in electricity demand has been driven by increasing copper and gold production, due to their higher international prices.
The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:
PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)(1)

	Year ended December 31,
	2005		2006		2007
	Sales	% of Sales	Sales	% of Sales	Sales	% of Sales
	(GWh)	Volume	(GWh)	Volume	(GWh)	Volume
Contracted sales(2)	3,766	81.9	6,145	90.8	7,569	94.7
Non-contracted sales	834	18.1	621	9.2	424	5.3

Total electricity sales	4,600	100.0	6,766	100.0	7,994	100.0

(1)	Since 2006 figures include Ventanilla’s sales.

(2)	Includes the sales to distributors without contract.

Edegel’s physical sales in 2007 increased nearly 18.1% over sales in 2006. Sales in the spot market decreased nearly 31.7%, and contracted sales increased 23.2%. The increase in contracted sales is primarily due to the increase in Ventanilla’s generation which sells the energy to ElectroPerú, the increase in sales to distributors without contracts and the increase in sales to distributors. During 2007, Edegel had six regulated customers, besides Edelnor, with which it has had contracts since 1997, Edegel has contracts with several distributors due to the auctions made during 2006 and 2007 The company has eleven non-regulated customers. Sales to non-regulated customers represented 56.0 % of Edegel’s total contracted sales in 2007, compared to 55.7% in 2006.
Our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacities are 909 MW, 676 MW and 508 MW, respectively.
Electricity Transmission
CIEN
Owing to the reorganization of our Brazilian assets, CIEN is fully owned by Endesa Brasil, in which Enersis holds a 53.7% beneficial interest. CIEN consolidated CTM and TESA, which operate the Argentine side of the interconnection line with Brazil.
CIEN’s electric lines permit the energy integration of Mercosur and the import and export of electricity between Argentina and Brazil in both directions. It has two 500 kV transmission lines covering a distance of about 500 kilometers between Rincón, in Argentina, and the Santa Catarina substation, in Brazil, and has a total capacity of 2,000 MW.
CIEN had contracts to sell energy with Furnas, Tractebel, Ampla and Copelin Brazil based on the energy purchased from Endesa Costanera, our generation subsidiary in Argentina. As of the date of this report CIEN dos not have any commitments with Ampla and Copel, while the contractual relationship with Furnas and Tractebel is frozen. The insufficient electricity supply available in Argentina in 2005 resulted in restrictions on exports from the electricity spot market and the use of natural gas to export energy to Brazil. Since CIEN was unable to import electricity from Argentina to serve its final customers, Brazilian authorities reduced CIEN’s recognized capacity to zero.
To manage this problem, in December 2005, the Argentine and Brazilian governments signed a Memorandum of Understanding (MOU) to avoid the imposition of fines for any non-compliance in export contracts during a transitional period, expected to end by December 31, 2008.
In this respect, the interconnection line between Argentina and Brazil was dispatched in 2006 only under load supply emergencies in Argentina and Uruguay. Similarly, during a four-month period in 2007, Brazilian energy was sold to Cammesa, in Argentina, using CIEN’s lines. Those lines have also been used to transport energy from one country to the other, all of which have allowed CIEN to receive some income.
CIEN continues seeking the Brazilian authorities’ decision on regular compensation for the availability of its lines both to support Brazilian electric system and to allow energy interchanges with Argentina.
Electricity Distribution
Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa and in Peru through Edelnor. For the year ended December 31, 2007, our distribution subsidiaries sold 61,610 GWh of electricity. For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.” Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce.

Chilectra
Chilectra is the largest electricity distribution company in Chile as measured by the number of regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$122.1 billion for the year ended as of December 31, 2007. Our economic interest in Chilectra is 99.1%. Chilectra operates in a concession area of 2,118 square kilometers.
Chilectra transmits and distributes electricity in 33 municipalities of the Santiago Metropolitan Region. Chilectra’s service area is defined primarily as a high-density area under the Chilean tariff regulations governing electricity distribution companies, and includes residential, commercial, industrial, government agencies and toll customers. The Santiago Metropolitan Region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. As of December 31, 2007, Chilectra served approximately 1.5 million customers.
As of December 31, 2007, Chilectra owned a 34.0% interest in Edesur and a 10.5% in Endesa Brasil. Chilectra holds a beneficial interest of 35.6% in Ampla and a 10.8% in Coelce through Investluz and Endesa Brasil. Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor, in Peru. There are no operator fees associated with Chilectra’s involvement in these companies.
For the fiscal year ended December 31, 2007, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 27.0%, 25.7%, 25.6% and 21.8%, respectively, of Chilectra’s 12,923 GWh energy sales. For the five-year period ended December 31, 2007, physical energy sales increased at a compounded annual rate of 5.3%. For the year ended December 31, 2007, revenues from electricity sales were Ch$734.53 billion.
Edesur
Edesur is the second-largest electricity distribution company in Argentina as measured by energy purchases. Our economic interest in Edesur is 65.4%. Edesur operates in a concession area of 3,309 square kilometers.
Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area. Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires. As of December 31, 2007, Edesur distributed electricity to 2.2 million customers. Residential, commercial, industrial and other customers, primarily public and municipal, represented 40.4%, 26.3%, 10.4% and 22.8%, respectively, of Edesur’s total energy sales. It had energy losses of 10.7%. For the year ended December 31, 2007, revenues from electricity sales amounted to Ch$271.69 billion.
In 2007, Edesur’s physical energy sales increased by 6.7%, to 15,833 GWh, compared to 14,837 GWh in 2006 and 14,018 GWh in 2005.
Ampla
Ampla is the second-largest electricity distribution company in the State of Rio de Janeiro, Brazil. As of December 31, 2007, we had a 69.9% economic interest in Ampla. Chilectra is Ampla’s technical operator but does not receive any fees for such role.
Ampla distributes electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.3 million customers in a concession area of 32,054 square kilometers, where an estimated 8.0 million people live. As of December 31, 2007, residential, commercial, industrial and other customers represented 44.7%, 12.1%, 21.7% and 21.5%, respectively, of Ampla’s 8,985 GWh sales. For the year ended December 31, 2007, revenues from electricity sales amounted to Ch$539.09 billion. As of December 31, 2007, Ampla’s energy losses were 21.4% compared to 21.9% in 2006.

Coelce
We hold a 34.9% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 59.5% interest in Investluz, which owns 56.6% of the capital stock of Coelce. Chilectra is Coelce’s technical operator but does not receive fees for such role. As of December 31, 2007, Coelce served over 2.6 million customers within a concession area of 148,825 square kilometers. During 2007, Coelce had annual sales of 7,227 GWh of energy, which represents a 6.8% increase compared to 2006. These sales represented Ch$417.84 billion.
Coelce has a relatively stable client base with residential clients representing 32.1% of energy sold. In 2007, Coelce bought 54% of its energy from Endesa Fortaleza, 36% from energy contracts under regulated environment and 10% from other suppliers.
As of December 31, 2007, residential, commercial, industrial and other customers represented 32.1%, 18.4%, 27% and 22.5%, respectively, of Coelce’s total energy sales. As of December 31, 2007, Coelce’s energy losses were 12.5% compared to 13.0% in 2006.
Codensa
We hold a 21.7% economic interest in Codensa, an electricity distribution company that serves a region of 14,087 square kilometers in Bogotá and 96 other municipalities in the Departments of Cundinamarca, Tolima and Boyacá. More than 9.5 million people, or 23% of the Colombian population, live in Codensa’s service area, where it serves approximately 2.2 million customers. For the year ended December 31, 2007, revenues from electricity sales amounted to Ch$382.4 billion.
During 2007, Codensa’s annual sales reached 11,441 GWh, reflecting a 6.4% increase compared to 2006. Of these sales, residential, commercial, industrial and other customers represented 35.1%, 15.4%, 6.1% and 43.4%, respectively. Codensa purchased 38% of its energy in 2007 from Emgesa, a generating company controlled by Endesa Chile, and the remaining 62% from other suppliers. Since 2001, Codensa only serves regulated clients. The unregulated market is served by our generation company, Emgesa, with the exception of the public lighting in Bogotá.
In 2007, Codensa had energy losses of 8.7% compared to 8.9% in 2006 and 9.4% in 2005. We will continue implementing the energy loss reduction measures that we have been applying in Chile, Argentina and Peru.
Edelnor
Edelnor is a Peruvian electricity distribution company of which 60% is owned by Distrilima. Chilectra is Edelnor’s operator. As of December 31, 2007, we owned an equity interest of 55.9% in Distrilima, which represents a 33.5% interest in Edelnor. Edelnor operates in a concession area of 2,440 square kilometers. For the year ended December 31, 2007, the company had revenues of Ch$199.38 billion from electricity sales.
Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao. As of December 31, 2007, Edelnor distributed electricity to approximately 986.461 customers, a 3.6% increase from December 31, 2006.
For the year ended December 31, 2007, Edelnor had total energy sales of 5,201 GWh. The compounded annual growth rate in energy sales from 2003 to 2007 was 7% per annum.
Edelnor had energy losses of 8.1% in 2007, compared to 8.2% in 2006.

Other Non-Core Businesses
Our non-core businesses represent less than 2% of Enersis’ consolidated Operating Income.
IMV
IMV, our wholly-owned subsidiary, develops real estate projects in Chile. Among these projects, IMV has a 55% interest in ENEA, a long-term project involving 2,594 acres near Santiago’s international airport, which aims to create both industrial and residential lots.
CAM
CAM is engaged in the electrical parts procurement business and is the entity in charge of providing continuity to our engineering and electrical service activities, both in Chile and abroad, and concentrates on managing large-scale services for public utility companies, especially in the electricity, telecommunications, gas and water distribution sectors. The services provided by CAM include maintaining and calibrating electricity meters and other precision equipment, connecting electricity to final users, and constructing electrical facilities and distribution network connections. The company is able to provide improved value in turnkey solutions with reduced transaction costs by integrating the procurement of materials as part of the services.
Synapsis
Synapsis, a wholly-owned subsidiary of Enersis, is engaged in the information system business. Synapsis provides support services to our electric utility businesses, both in Chile and abroad and also operates with unrelated third parties. Synapsis is the main provider of equipment relating to computers and data processing and supplies services to Enersis and its subsidiaries.
Others
Endesa Chile’s non-electricity Chilean businesses consist of a concession for a private tunnel, as well as engineering services.
Competition
In the electricity generation business, companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, price.
Our Chilean subsidiary, Endesa Chile, competes in the SIC primarily with two other electricity generation companies, AESGener and Colbún. According to the maximum power considered by CDEC-SIC in the calculation of “firm capacity” in 2007, AESGener and its subsidiaries in the SIC counted on an installed capacity of 1,587 MW, of which 82% was thermal electric, and Colbún on 1,918 MW, of which 57% was thermal electric. In addition, there are a number of smaller entities that generate electricity in the SIC. For further detail on the “firm capacity” concept, please see “ — Electricity Industry Regulatory Framework — Chile — Sales to Other Generation Companies.”
Electricity generation companies compete largely on the basis of technical experience and reliability and, in the case of unregulated customers, on price. In addition, because 72.2% of Endesa Chile’s installed capacity is derived from hydroelectric power plants, it has lower production costs than companies generating electricity in the SIC with thermal plants. During periods of extended droughts, however, Endesa Chile is often forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy its contractual obligations.

Endesa Chile, through its subsidiary Celta, has one 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING. Including its affiliate company GasAtacama Generación Limitada, whose power plant has 781 MW of installed capacity, Endesa Chile had 21.6% of the SING’s total installed capacity. The main generation companies operating in the SING, Electroandina, Empresa Eléctrica del Norte Grande S.A. (“Edelnor”), AESGener and Norgener S.A., have 992, 719, 643 and 277 MW of installed capacity, respectively.
Our Argentine subsidiaries, Endesa Costanera and El Chocón, compete with other important operators such as AESGener, Pluspetrol, PECOM Energía and Total. Our Peruvian subsidiary, Edegel, competes with Electroperú, Egenor, Enersur and Eepsa. Our Colombian subsidiary Emgesa competes with AESGener and Unión Fenosa. Finally, our Brazilian subsidiaries compete with several important private operators, including Tractebel, AESGener, Duke and the state-owned Electrobrás.
In the electricity distribution business segment, each of our subsidiaries is a natural monopoly in its respective concession area. There are natural, although not legal, barriers to entry, since it is not economically efficient for more than one distribution company to operate in the same concession area. However, the long-term trend in many of our markets is toward increased competition through the incorporation of trading companies that compete with distribution companies for certain customers. In addition, distribution companies are normally allowed to charge trading companies a toll for the use of their lines. At the date of this annual report, Colombia is the only country where there is a trading market. If trading companies are allowed in other countries through future regulatory changes, we expect to compete effectively with them through our own trading companies.
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
Electricity generation companies compete with each other to obtain long-term contracts with distribution companies and they compete with each other and with distribution companies to provide service to unregulated customers. All sales to regulated customers are subject to tariffs that fix the maximum prices that can be charged.
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

We are not aware of any customers in our concession area who have installed their own lines from a generation company as of the date of this annual report. There is currently no significant self-generation or co-generation within Chilectra’s concession area.
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
Brazil
Our electricity generation in Brazil is conducted through Cachoeira Dourada and Endesa Fortaleza. Brazil’s electricity sector is mainly comprised of government-owned generation and transmission companies. Currently, Brazil’s electricity generation needs are supplied primarily by 70 companies. Substantially all of the country’s generating capacity is controlled by either the state or federal government. As a means to promote the integrated development of the electricity sector, Brazil was divided into four regions: the Southeast (including the State of Rio de Janeiro and Ampla’s concession area), the South, the North and the Northeast (including Coelce’s concession area). Each of these regions is supplied primarily by a federally-owned generation company which is responsible for promoting the development of electricity power generation and transmission in its region. The main federal generating company for the Southeast region is Furnas. Centrais Elétricas Brasileiras, or Eletrobrás, a company controlled by the Brazilian federal government, owns three of the four regional generating companies and is generally responsible for implementing policy with respect to the operation of the electricity sector as well as coordinating its planning, financing and operations together with the Operador Nacional do Sistema Elétrico (Electric System National Operator), or ONS.
Our electricity distribution business in Brazil is conducted through Ampla and Coelce. The concession agreements for Ampla and Coelce are non-exclusive in their respective territories.
Colombia
Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa. In September 2007, these companies were merged into Betania, which then changed its name to Emgesa.
Enersis conducts its Colombian electricity distribution business through Codensa. Most of the other distribution companies are state-owned. On the other hand, the possibility of trading energy in Colombia makes that country’s electricity market quite competitive.
Peru
Our electricity generation business in Peru is conducted through Edegel, the largest privately-owned electricity generation company in the country. Electricity generation companies compete with each other and with distribution companies to provide service to unregulated large users. Edegel is located in the SICN electricity grid system, but competes with the generation companies in both the northern and southern electricity systems. Competition for sales to unregulated customers may affect the tariff for regulated sales. Distribution and transmission companies are required by law to permit the use of their lines and ancillary facilities for the transmission of electricity upon payment of a toll.

Our electricity distribution business in Peru is conducted through Edelnor, which is granted by a concession agreement in its exclusive territory. The Peruvian regulatory authority sets tariffs for distribution companies by using the “model company,” which entails applying efficiency guidelines to a selected actual company of comparable size. This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins.
Raw Materials
For information regarding Enersis’ raw materials, please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”
ELECTRICITY INDUSTRY REGULATORY FRAMEWORK
Chile
Industry Structure
The electricity sector in Chile is divided into three business segments: generation, transmission and distribution. The generation segment consists of companies that produce electricity; they sell their production to distribution companies, unregulated customers or to other generation companies. The transmission segment consists of companies that transmit at a high voltage the electricity produced by generation companies. Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to end users at a voltage up to and including 23 kV.
The electricity sector in Chile is regulated pursuant to Decree Law 1, as amended, which was first enacted in 1982, and the regulations under Decree 327 of 1998, as amended, collectively known as the Chilean Electricity Law.
In Chile there are four separate interconnected electric systems. The two systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, that covers the central and south central portion of the territory, where 93% of the Chilean population live, from Paposo, in the Second Region, through Quellón, in the southern extreme of Isla Grande de Chiloé, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern portion of the country, First and Second Regions, covering 24.5% of the Chilean continental territory. In addition to the SIC and the SING, there are two other isolated systems in southern Chile that provide electricity in remote areas. The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by the respective dispatch center, Centro de Despacho Económico de Carga, or CDEC, an autonomous entity that involves generation, distribution, transmission companies and industry groups. CDECs are tasked with coordinating the operation of each system as efficient markets for the sale of electricity in which the lowest marginal cost producer is used to satisfy demand. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment. Certain major industrial companies own and operate generation systems to satisfy their own needs.
Chilean Electricity Law
General
The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by determining objective criteria for setting prices. The expected result is an economically efficient allocation of resources. The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity service to all who request it.

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law. The CNE calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy, and prepares the indicative plan, a ten-year guide for the expansion of the system that must be consistent with the calculated node prices. The SEF sets and enforces the technical standards of the system and the correct compliance of the law. In addition, the Ministry of Economy grants final approval of tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.
Companies engaged in generation must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies. Generation companies meet their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market. The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers. However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers. Because Endesa Chile’s production in the SIC is primarily hydroelectric, and therefore its marginal cost of production is generally the lowest in that interconnected system, its electricity capacity in the SIC is generally dispatched under normal or abundant hydrological conditions. Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by the CDECs, based on the marginal cost of production of the next kWh to be dispatched. This is known as the “marginal cost.”
Sales by Generation Companies
Sales may be made to final customers, pursuant contracts or, to other generation companies, on a spot basis. Generation companies may also be engaged in contracted sales among each other at negotiated prices. Contract terms are freely determined.
Sales to Distribution Companies and Certain Regulated Customers
Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (“node prices”) in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must be the result of international auctions which have a maximum regulated offer price equal to 120% of the node price. If a first auction is unsuccessful, authorities may increase this maximum price by an additional 15%. The auctions are awarded on a minimum price basis. The price associated with these auctions will be transferred directly to final users, replacing the current regulated price regime. Beginning in 2010, the distribution companies must contract 100% of their demand.
Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW. Customers between 0.5 and 2 MW may choose their status as regulated or unregulated. Customers with capacity needs over 2 MW are unregulated. Two node prices are paid by distribution companies: one for capacity and the other for energy consumption. Node prices for capacity are calculated based on the marginal cost of increasing the existing capacity of the electric system with the least expensive generating facility. Node prices for energy consumption are calculated based on the projected marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING. The determination of such marginal cost takes into account the principal variables in the cost of energy over a ten-year period, including projected growth in demand, reservoir levels, fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that would affect the availability of existing generation capacity and scheduled additions to generation capacity during the ten-year indicative electricity development plan. The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October. Although node prices are quoted in pesos, calculations are made in dollars. Node prices may be adjusted during such six-month period according to the fluctuation of average prices on sales by generators to their unregulated clients.
International Auctions for the Supply of Regulated Customers
The first international auction for the supply of the distribution companies’ regulated customers took place in 2006. This auction ended in November 2006, meeting 100% of the energy needs required by participating distribution companies. The second auction took place in November 2007 for energy to be delivered since January 2011. Chilectra was the only distributor that awarded energy in this process with 5,700 GWh: 3,200 GWh to Endesa and 2,500 GWh to Colbún.
Sales to Other Generation Companies
To accomplish its objective of operating the dispatch system to ensure that only the most efficiently produced electricity reaches customers, each CDEC annually determines “Firm Capacity,” which is the total probable capacity of all generating units in an interconnected system at any given time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Each CDEC compares Firm Capacity to the maximum anticipated peak demand for capacity at peak hours in the system. The amount by which the system-wide probable capacity exceeds the maximum anticipated demand at peak hours is prorated for each generating unit in the system based on the installed capacity of such unit. Installed capacity of each unit is reduced by such pro rata amount to determine “Allocated Firm Capacity.” If the Allocated Firm Capacity of any generation company exceeds its peak hour contracted commitments to customers, such generation company will be paid for its excess Allocated Firm Capacity by generation companies with peak hour commitments to customers in excess of their Allocated Firm Capacity, based on the prevailing node price for capacity.
A generation company may be required to purchase or sell energy or capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company.
Transmission
Since transmission assets are built pursuant to concessions granted by the government, the Chilean Electricity Law requires such company to operate on an “open access” basis in which users may obtain access to the system by contributing toward the costs of operating, maintaining and, if necessary, expanding the system. Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and final customers proportionally: 80% to generators and 20% to customers. Transmission companies’ tariffs are determined every four years by a Decree of the Ministry of Economy.
Distribution Tariff to Final Customers
The tariff charged by distribution companies to their final customers is determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the value added by the distribution network, or VAD, which allows distribution companies to recover the operating costs. The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole. The transmission charge reflects the cost paid to transmission companies and the subtransmission cost of transmitting and transforming electricity. The VAD includes an allowed return on investment.

VAD Tariff
VAD is based on a “model company” and includes: selling, general and administrative costs of distribution; maintenance and operating costs of distribution assets; cost of energy and energy losses, and an expected return on investment, before taxes, of 10% per annum in real terms based on the new replacement cost of assets employed in distribution.
To this end the CNE selects an actual company, to which it applies efficiency guidelines, which results in a cost structure for the “model company” for each Typical Distribution Area (see next paragraph). The tariff is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company, which is used as a benchmark.
Distribution Tariff-Setting Process
VAD is set every four years. The CNE classifies companies into groups, according to Typical Distribution Areas, based on economic factors that group companies with similar distribution costs because of population density which determines equipment density in the network.
A given distribution company’s actual return on investment is dependent on its performance relative to the standards chosen by the CNE for the model company. The tariff system allows for a greater return to distribution companies that are more efficient than the model company. Tariff studies are performed both by the CNE and by the distribution companies. Each party typically retains specialized consultants to perform a parallel tariff study. The tariffs are calculated as a weighted average of the results of the CNE-commissioned study and the companies’ study, with the results of the CNE’s study bearing twice the weight of the companies’ results. Preliminary tariffs are tested to ensure that they provide an average actual annual internal rate of return between 6% and 14% on the replacement cost of electricity-related assets for the entire distribution segment.
Concessions
The Law permits generation activity without a concession. However, companies may apply for a concession to facilitate the access to third-party properties. Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.
Concessions for the operation of distribution networks are granted by the Ministry of Economy. Concessions are non-exclusive and of indefinite duration but may be revoked by the President of the Republic if certain quality and safety standards are not met. In such a concession revocation, the distribution company’s assets would be liquidated in a public auction.
Distribution companies are required to provide service within their concession area and may provide service to customers outside the concession area connected to the distribution facilities through their own lines or lines of third parties at applicable tariffs.
Fines and Compensations
If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on deficit generation companies that contravene the decree. Severe drought is not considered a force majeure event.

If generation companies cannot meet their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must pay compensation to the customers at the failure cost determined by the authority in each tariff setting. Failure cost corresponds to the average cost incurred by final users in providing one kWh by their own means.
Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards. These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.
Our companies also may be required to pay fines to the regulatory authorities in case of system blackouts owing to operational mistakes, including failures related to the coordination duty of all system agents, and to make compensatory payments to electricity consumers affected by the shortage of electricity.
In 2001, the Chilean Antitrust Commission established a list of 25 services related to the supply of electricity, such as the leasing of meters that should be regulated. In 2005, the CNE issued the Final Technical Report setting tariff reductions for such related services. Chilectra and the main electricity distribution companies appealed this resolution to the Commission of Experts, the judicial authorities and the Contraloría General de la República. The latter declared that the tariff process was illegal and therefore the new tariffs for associated services would be set during the next VAD tariff process in 2008.
The “Short Laws”
Some recent amendments on the Chilean Electricity Law are Short Law I and Short Law II, Law 19,940 and Law 20,018, enacted in 2004 and in 2005, respectively. Their aims were to solve several omissions of the prior law, to resolve some disputes and to improve conditions for long-term investments in the sector. Some changes include a new definition of “unregulated costumer” with a new capacity threshold lowered from 2 MW to 0.5 MW and the obligation for distribution companies to permanently cover future electricity requirements of their regulated clients for the following three years beginning in 2010. According to Short Law II, the generator’s sale prices to distribution companies will be those resulting from auctions bided by distribution companies, supervised by the authority and awarded on a minimum price basis. The auction prices will be transferred to final consumers, replacing the current regulated price regime. During the life of the contract, the energy and capacity prices will be indexed according to formulas set on the auction documentation, associated with fuel, investment and other relevant costs of the energy generation.
Law N° 20,220
On September 14, 2007, Law 20,220 was enacted. It governs cases of bankruptcy in electrical companies in the electricity sector and early termination of contracts between a generating company and a distribution company for the supply of customers subject to regulated prices by a judicial sentence.
Environmental Regulation
The Chilean Constitution grants all citizens the right to live in a pollution-free environment. It further provides that other constitutional rights may be limited in order to protect the environment. Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations. Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health and the protection of water for human consumption.

Environmental Law 19,300 was enacted in 1994 and implemented through “Reglamento 30,” issued in 1997. This law requires companies to conduct environmental impact studies of any project, including future generation, distribution or transmission projects and to arrange for the review of such studies by the Chilean Environmental Commission, or CONAMA. It also requires an evaluation of environmental impact by the Chilean government or the posting of an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal, and authorizes the relevant ministries to establish emission standards. Our companies apply the guidelines set out in Reglamento 30 when analyzing the development of future generation, high-voltage transmission lines and substation projects.
Water rights
Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority. Chilean generation companies must pay an annual fee for unused water rights. Endesa Chile continuously analyzes which water rights it will maintain or disregard. We estimate that during 2007 we paid license fees for the previous year in the amount of 70,816 UTM ($4.9 million, using year-end exchange rates). This amount may vary in the future according to the actual water rights we may have in each year. License fee payments carried out during the eight years before the commencement of any project, or the use of such water rights, may be recovered through a tax credit that is applied monthly until the license fee payments are recovered in full. In the case of water rights located in the extreme south of Chile, the Eleventh and Twelfth Regions, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2013, using the same tax refund regime mentioned above for the SIC.
Argentina
Ley Nacional 24,065 of 1992 (the “Argentine Electricity Act,” or the “Act”) divides the electricity industry into the same three business segments: generation, transmission, trading and distribution. The objective of this law is to enable the electric market development under conditions of free competition, avoiding the concentration of companies conducting those activities into one unique controlling group.
The Act defines four categories of agents: generators, transmission companies, distribution companies and large users; it also created the Mercado Eléctrico Mayorista (Wholesale Power Market), or MEM, where these actors interact with the Secretariat of Energy; and created the Compañía Administradora del Mercado Eléctrico Mayorista (Administrative Company for the Wholesale Electricity Market), or Cammesa, in which those agents and the Secretariat of Energy have an equal share, and also created the Ente Nacional Regulatorio de la Energía (Electric Power National Regulatory Agency), or ENRE.
Cammesa’s responsibilities are dispatch coordination, setting of wholesale prices and the management of economic transactions in the MEM.
ENRE was created to protect users and to promote electricity production, competition and investments to insure long-term supply.
The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM or through private contracts to distribution companies.
Transmission is a public service that works under conditions of monopoly by private companies to whom the National Government grants concessions to transmit electricity from generation centers to distribution companies and large consumers. Transmission companies are authorized to charge a toll for the transmission services. Transmission companies are prohibited from generating or distributing electricity.
Distribution is also a public service that works under conditions of monopoly, and is provided by companies who have been granted concessions. Distribution companies have the obligation to supply final users within a specific concession area. Accordingly, these companies are regulated with respect to rates and are subject to quality service specifications. Distribution companies may obtain the electricity either in the MEM, at seasonal prices, or through contracts with generation companies. Costs of electricity bought in the MEM can be passed through to end users.

There are three electricity distribution and trading areas subject to national concessions: Edelap, Edesur and Edenor. The local distribution areas are subject to concessions granted exclusively by the regional and/or local authorities. Notwithstanding this division, all distribution facilities operate under the rules of the MEM.
Emergency Measures
Law 25,561 was enacted in 2002 to manage an economic crisis; it authorized the forced renegotiation of public service contracts, imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of Ar$1 per $1 and empowered the Federal Executive Power to implement additional monetary, financial and exchange measures to overcome the crisis in the medium term. In December 2007, the effects of Law 25,561 and the emergency measures were extended until December 31, 2008.
Following such law, the Secretariat of Energy introduced several measures aimed to correct inconsistencies produced by this devaluation and seek normal performance activities.
The mandatory conversion of prices from dollars to local currency, and the regulatory measures issued by the Government, hindered the transfer of variable costs of generation into seasonal prices. This discouraged savings in electricity consumption as well as investments to satisfy the increase in demand, including transmission capacity. In addition, there was a shortage of natural gas supply to power plants. As a result, regulations to set prices pursuant to Law 24,065 have not been set enforced.
Resolution 240, enacted in 2003, changed the way to fix the spot price, in consideration of the fact that the availability of natural gas is the most important factor affecting system operations, with respect to costs and supply risks. The price fixed by the Secretariat of Energy for sales to regulated consumers was different from the marginal cost. Although dispatch is still made based on actually used fuels, the calculation of the spot price is defined as if all dispatched generation units had adequate natural gas supplies, and water value is not considered if its alternative cost is higher than the cost of generating with natural gas.
This situation has generated credits for generators against the MEM, which led authorities to the creation of a fund to invest in new capacity within the MEM, called Foninvemem, managed by Cammesa.
Export and Import of Electricity
In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures to restrict electricity exports. To that end, Resolution 949/2004 established measures that allowed agents to export and import energy under very restricted measures. These restrictions impeded generators from meeting their export commitments under prior conditions. On December 9, 2005, the Argentine and Brazilian governments signed a memorandum of understanding to facilitate the operation of export contracts without the imposition of fines for any non-compliance through a transitional period ending December 31, 2008 (“MOU”). Under the MOU, both countries agreed to take all possible actions to adapt the regulation of electricity exports from Argentina to Brazil for the transition period. In accordance with this agreement, on February 7, 2006, the Secretariat of Energy issued Resolution 161, which established the Transition Regulation for the amendment of the import and export contracts of electricity entered into between Argentina and Brazil.
Foninvemem
The Secretariat of Energy enacted several resolutions to adjust operation of the MEM to the emergency situation, which, in many cases, modified the criteria and methodology used to determine prices and payment of electricity within the MEM. The Secretariat of Energy Resolution 712/2004 created a fund to generate the necessary investment to increase electricity capacity in generation within the MEM, called Foninvemem. Foninvemem would receive the credits accrued by the private generator from January 1, 2004 to December 31, 2006. Cammesa was appointed to manage the fund.

In October 2005 Resolution 1,193 was issued pursuant to which all private generators of the MEM were called to express their irrevocable commitment to manage the construction, operation and maintenance of the electric energy generation plants to be built with the Foninvemem, consisting of two combined cycle generation plants of 800 MW capacity each. These power plants will be powered by natural gas or alternative fuels.
Because of the insufficient resources to conclude the construction of the plants, in May 2007 Resolution 564 asked private generators to extend the credits accrued during the period up to December 31, 2007.
Energy Plus Service
Resolution 1,281 (2006) established that the electricity traded in the spot market by state-owned generators should be entitled to supply the consumption of distribution company clients. Furthermore, this Resolution created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth of electricity demand. The increase in electricity demand is calculated as the extra demand over the “Base Demand,” which is the demand of electricity in 2005. The Energy Plus Service will be supplied by generators that install new capacity or that offer existing generation capacity not connected to the NIS. All large consumers that, as of November 1, 2006, have a higher demand than their Base Demand, must contract excess demand with the Energy Plus Service. The price of the contracts for Energy Plus Service should be approved by the authorities. The consumptions that cannot secure an Energy Plus Service contract, may request Cammesa to conduct an auction to satisfy such demands.
The Federal Government has adopted several measures to promote new investments and to modernize the electricity sector. These measures include carrying out actions to expand natural gas and electric power transport capacity, the implementation of certain projects to the construction of several power plants, and the creation of fiduciary funds to finance these expansions. Law 26,095 of 2006 created specific charges that must be paid by the final users to finance new electricity and gas infrastructure projects.
Trends
The lack of investments in the energy sector, and mainly in the electricity power generation, the fixing of transportation and distribution tariffs, and the intervention of the Federal Government in fixing the electric energy price by the subsidy thereof, created a market distortion and a lack of electricity offered against the constant increase of the demand. Additionally, the growth of electricity generation will still be restricted in 2008 owing to the delay in the construction of the Foninvemem plants and the execution of the natural gas transportation expansions.
Dispatch and Pricing
Law 24,065 defined the electricity dispatch system, which establishes a “marginal cost principle,” in order to provide electricity supply at the lowest cost. The coordination of dispatch operations, the wholesale price fixation, and the administration of the economic transactions in the MEM are controlled by Cammesa. All generators that are in the pool called Sistema Interconectado de Argentina, Argentine Interconnected System, or SADI, operate in the MEM. Distribution companies, power traders and large users that have entered into private supply contracts with generation companies pay the contractual price. Large users who contract directly with generators must also pay a toll to distribution companies for the use of their networks.
Seasonal price is the price paid by distributors for electricity from the pool market and is a fixed price determined every six months by the Secretariat of Energy upon Cammesa’s recommendation, which is based on an evaluation of the supply, demand and available capacity, among other factors. The seasonal price is maintained for at least 90 days.
The spot price is the price paid to generators, or by power traders marketing generation capacity, for energy dispatched under Cammesa’s direction.

The natural gas shortage and the need to secure the internal supply, combined with the thermal electric generators’ difficulties in obtaining financing for acquiring alternative fuels, forced Argentina to enter into an agreement with the Republic of Venezuela in April 2004, whereby Venezuela agreed to supply fuel to Argentina for a three-year period, extended a new three-year period. Cammesa is in charge of distributing the imported fuel oil among the generators. Although the fuel oil used was a resource of last resort, the national regulatory policy supported the acquisition of liquid fuel by the generators by providing financing from the Stabilization Fund, established by Law 24,064. Notwithstanding the foregoing, the parties also agreed to purchase a fixed volume of fuel oil of instant availability in order to cover any generators’ eventual stock shortages.
Since 2004, the Federal Government has imported natural gas from Bolivia to supply the internal market demand. On June 29, 2006, Argentina and Bolivia executed an agreement for the sale of natural gas and the execution of energy integration projects. The agreement has a 20-year term, and Argentina will receive 28 million cubic meters of natural gas per day. Until December 31, 2006 the price was $5 per million BTU. The parties have not agreed upon a price for 2007.
In February 2004, the Electronic Gas Market, or MEG, was created. Through it the regulatory authorities intend to increase the transparency of physical and commercial operations of the spot market. Supply and demand natural gas agents trade in the MEG under a spot modality.
Environmental Regulation
The operations of electricity facilities are subject to federal and local environmental laws and regulations, including Ley Nacional 24,051, or the Hazardous Waste Law, and its ancillary regulations.
We must comply with certain reporting and monitoring obligations and emission standards. Failure to meet these requirements entitles the government to impose penalties, and, in certain cases, cancel the concession agreement or order the suspension of our operations.
Brazil
Industry Structure
Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional, or the Brazilian NIS, which comprises most of the regions of Brazil, and several other small, isolated systems.
Generation, transmission and distribution are legally separated activities in Brazil.
The electricity industry in Brazil is comprehensively regulated by the União (Federal Government), acting through the Ministério de Minas e Energia (Ministry of Mines and Energy), or MME, which has exclusive authority over the electricity sector. Regulatory policies are implemented by the Agéncia Nacional de Energia Elétrica (National Agency of Electric Energy, or ANEEL), established pursuant to Law 9,427/96.
ANEEL is responsible, on behalf of the União for, among other things: granting and supervising concessions for electricity generation, transmission, trading and distribution, including approval of applications for the setting of tariff rates; supervising and auditing the concessionaire companies; issuing regulations for the electricity sector; granting decisions in order to resolve differences among concessionaires, independent producers, consumers and other industry participants; determining the criteria to calculate transmission prices; imposing contractual and regulatory penalties; implementing public policies pointed out by the Federal Government; determining the tariff rate for consumers; managing the process of tariff adjustments; managing the bidding process for the wholesale of energy; managing the concession contracts; and terminating a concession. Companies execute concession contracts with ANEEL. ANEEL is also responsible for the approval of each related company contract.

Law 9,648/98 assigned a coordination and supervisory role over generation and transmission in the system to the Operador Nacional do Sistema Elétrico, or the ONS, which is a non-profit private entity in which concession holders, unregulated consumers, the MME and the board of consumers participate. The ONS is responsible for: planning and coordination of the operations and dispatch of electricity in order to optimize electricity production in the interconnected systems; supervision and coordination of the operation centers of the electricity systems; and definition of rules for the transmission in the systems.
Law 8,631 (1993) establishes that electricity tariffs are expected to reflect operating costs of each company plus a certain return on capital determined through a financial/economic equilibrium. Prices are reviewed and corrected on an annual basis.
Deregulation and Privatization
The Concessions Law (8,987) and the Power Sector Law (9,074), both enacted in 1995, intend to inject competition and attract private capital into the electricity sector. Since then, several assets owned by the Federal Government of Brazil were privatized.
Independent Power Producers and Self-Producers
The Power Sector Law also introduced the concept of independent power producers, or IPP, in order to open the electricity sector to private investment. IPPs contribute or exchange energy with other self-producers within a consortium, sell excess energy to the local distribution concessionaire or exchange energy with the local distribution concessionaire.
As part of the government’s attempt to abolish the monopolies enjoyed by most power companies, the Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will be permitted to have access to the distribution and transmission systems of all concessionaires, provided that the concessionaires are reimbursed for the related costs. The base on which such costs will be reimbursed are determined by ANEEL.
Law 9,648/98 created a Wholesale Energy Market formed by the generation and distribution companies. The price offered at the Wholesale Energy Market for energy contracts is determined according to market conditions, and therefore the spot price derived from the operation of the market system is independent of the contractual relationship of the agents. According to this model, the purchase and sale of electricity was to be negotiated freely. Pursuant to Law 10,433, enacted in 2002, the Wholesale Energy Market structure changed, and started to be closely regulated and monitored by ANEEL. As a result, ANEEL is now responsible for setting Wholesale Energy Market governance rules. This restructuring seeks to reorganize the electricity system model to allow for continued foreign investment.
The main objectives of Law 10,848/04 are to do the following: maintain public service for the production and distribution of electricity to consumers within our concession area; restructure planning systems; provide transparency in the auction and bidding process for public projects; mitigate systemic risks; maintain centralized and coordinated operations of the energy system; grant universal use and access to electricity throughout Brazil, and modify the bidding process of public service concessions.
Distribution companies are required to timely contract all their energy demand.
Structure of the Electricity Sector
The model established pursuant to Laws 10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantee the expansion of the system, with the Empresa de Pesquisa Energética (Power Research Company), or EPE, a governmental body, as responsible for the planning of generation and transmission activities. This model has defined a free contracting environment and a regulated environment.

In the free contracting environment the conditions for purchasing energy are negotiable between suppliers and customers. In the regulated environment, where distribution companies operate, the purchase of energy must be executed pursuant to a bidding process coordinated by ANEEL.
Pursuant to the model, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts.
Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new project power.” Power plants that were in existence prior to 2000 are considered “existing power,” and those that were developed after 2000 are considered “new power project.” Cachoeira Dourada and CIEN are considered “existing powers plants.” The government believes that existing power plants are able to provide power at more competitive prices, and therefore it should give priority in the bidding process to power generated by new project power companies. Under the new electricity sector, this priority will be in the form of more favorable contractual terms.
Other agents are the Cámara de Comercialização de Energia Elétrica (Power Marketing Chamber), or CCEE, which will be the Wholesale of Electricity Market’s substitute in contract administration and monitoring contractual warranties; and Comitê de Monitoramento do Setor Elétrico (Monitoring Committee of the Electricity Sector), or CMSE, which will monitor and evaluate the safety and security in the energy supply industry.
Distribution Pricing
The Concessions Law establishes three kinds of price revisions to final consumers which are annual tariff resetting, ordinary tariff revision and extraordinary tariff revisions.
Distribution companies’ pricing aims to maintain a concessionaire’s operating margins constant by allowing for tariff gains due to costs beyond management’s control and permitting the concessionaire to retain any efficiency gains achieved for defined periods of time. Tariffs to end users are also adjusted according to the variation of costs incurred in purchasing electricity.
Ordinary tariff revision takes into account the entire tariff-setting structure of the company, including the costs of providing services, the costs of purchasing energy and the remuneration of the investor. It occurs every four years for Coelce and every five years for Ampla, according to their concession contracts. The asset base consists of the market replacement value depreciated during their useful life from an accounting point of view.
The rate of return for the distribution assets is based on the Weighted Average Cost of Capital, or WACC, of a model company. The operating and maintenance costs reflected in the tariff are calculated based on the model company which considers the singular characteristics of the concession area of distributors.
The Concessions Law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost. In the event that the cost components over which management does not exert influence, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments, the concessionaire may make a formal request to ANEEL to permit those costs be charged to final customers.
Concessions
Concessions are exclusive with respect to generation, transmission and distribution assets. Trading is permitted subject to payment of tolls. Such concessions are limited to 35 years in the case of generation and 30 years in the case of transmission or distribution. Concessions may be renewed at the discretion of ANEEL for a period equal to their initial term.

Concessions for distribution in each concession area are granted by the MME through contracts on an exclusive basis, except for large users which are free to negotiate their supply with any generating company. Ampla and Coelce, as concessionaires, are required to supply electricity for public services at the established prices, on a continuous basis, in sufficient quantity and within certain standards of quality. In the case of non-compliance with the terms, concessions may be revoked or concessionaires may be charged with fines and penalties.
Environmental Regulation
The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under those laws. While the federal government has power to promulgate environmental regulations, state governments have the power to enact more stringent environmental regulations. Most of the environmental regulations in Brazil are thus at the state and local level rather than at the level of the federal government.
Hydroelectric facilities are required to obtain concessions for water use and environmental approvals. Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from ANEEL and the environmental regulatory authorities.
Colombia
Industry Structure
Two pieces of legislation, both enacted in 1994, regulate the electricity business in Colombia: Law 142 sets the regulatory framework for the supply of public residential services, including electricity, and Law 143 (the “Colombian Electricity Law”) establishes the framework for the generation, commercialization, transmission and distribution of electricity. Law 142 states that the provision of electricity is an essential public service that must be provided by government and private entities.
Utility companies are required to ensure continuous and efficient service, to facilitate the access of low-income users to subsidies granted by the government, to inform users regarding efficient and safe use of the services, to protect the environment, to allow access and interconnection to other public service companies and large users, to cooperate with the authorities in the event of an emergency to prevent damage to users, and to report initiation of activities to the proper regulatory commission and the Superintendence of Public Services.
The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Colombian Comisión para la Regulación de la Energía y del Gas (Commission for the Regulation of Energy and Gas), or “CREG,” among other regulatory bodies governing the electricity sector. Such principles are: efficiency — the correct allocation and use of resources and the supply of electricity at minimum cost; quality — compliance with technical requirements; continuity — continuous electricity supply without unjustified interruptions; adaptability — the incorporation of modern technology and administrative systems to promote quality and efficiency, neutrality — impartial treatment to all electricity consumers, solidarity — the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers, and, equity — an adequate and non-discriminatory supply of electricity to all the country.
The Colombian Electricity Act regulates the generation, transmission, distribution, and trading (the “Activities”) of electricity. Under the law, any company, domestic or foreign, may undertake any of the Activities. New companies, however, must engage exclusively in one of the Activities. Trading can be combined with either generation or distribution.

The market share for generators and traders is limited. The limit for generators is 25% of its Firm Energy eligible to receive the Reliability Charge. The Reliability Charge pays the ability of a plant to deliver its “Firm Energy”, i.e., the amount of energy in a singular year, as defined by the generator, with 100% certainty. If the plant is actually unable to provide the Firm Energy, the generator is penalized. A generator is allowed to have more than 25% of market share, as long as it grows by ways other than mergers and acquisitions.
Similarly, a trader may not account for more than 25% of the trading activity in the Colombian National Interconnected System (Colombian NIS). Limitations for traders take into account international energy sales.
Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies. In addition, generators may not own more than a 25% interest in a distributor, and vice versa. However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.
A generator, distributor, trader or an integrated company, i.e., a firm combining generation, transmission and distribution activities, cannot have more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues. A distribution company can have more than 25% of an integrated company’s equity if the market share of the last company is less than 2% of the national generation business. A company created before enactment of Law 143 is banned to merge with another company created after Law 143.
The Ministry of Mines and Energy defines the government’s policy for the energy sector. Other government entities which play an important role in the electricity industry are: Superintendencia de Servicios Públicos Domiciliarios, which is in charge of overseeing and inspecting the utility companies; CREG, which is in charge of regulating the energy and gas sectors; and Unidad de Planeación Minera y Energética, a Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.
CREG is empowered to issue regulations to govern technical and commercial operation and to set charges for regulated activities. CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market; approve charges for transmission and distribution networks and charges for retailing to regulated customers; establish the methodology for calculating and determining maximum tariffs for supplying the regulated market; establish regulations for planning and coordination of operations of the Colombian NIS; and establish technical requirements for quality, reliability and security of supply and protect customers’ rights.
Generation
The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market known as the Bolsa de Energía or Energy Exchange, or the "Bolsa,” at the spot price, or by long-term private contracts with other participants and non-regulated users, at freely negotiated prices. The Colombian NIS is the system formed by the generation plants, the interconnection grid, regional and inter-regional transmission lines, distribution lines and electrical loads of users. The spot price is the price paid by the participants in the wholesale market for energy dispatched under the direction of the Centro Nacional de Despacho (Dispatch National Center), or CND. The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand conditions.
Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the firm energy that they provide to the system. The total firm energy requirement of the system is defined by CREG. To receive reliability payments, generators have to participate in firm energy auctions by declaring and certifying their firm energy. Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator. Beyond the transition period the additional firm energy required by the system will be allocated by auctions. The first auction for this period took place in May 6, 2008. In this auction, existing generators participated with new generation projects that meet the established market share limits.

Dispatch and Pricing
The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers. There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.
The Bolsa facilitates the sale of excess energy that has not been committed under contracts or in spot sales of electricity. In the Bolsa, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period. The CND receives price bids each day from all the generators participating in the Bolsa. These bids indicate prices and the hourly available capacity for the following day. Based on this information, the CND guided “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and determining the merit order on an hourly basis which generators would be dispatched the following day to meet expected demand. The price for all generators is set by the less expensive generator dispatched in each hour, under the optimal dispatch. This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest-cost combination of available generating units in the country. Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to meet the energy demands expected for the following day, in a secure, reliable and cost-efficient manner.
If a generator delivers less energy than that assigned by the optimal dispatch, it is charged with the average of the market price and their offer prices. On the other hand, those generators that deliver energy in excess are credited with the difference. The net value of these restrictions is assigned proportionally to all traders within the Colombian NIS, according to their demands of energy. Some generators have initiated legal proceedings arguing that recognized prices do not cover the costs associated with these restrictions.
Transmission
Transmission companies which operate at least at 220 kV comprise the National Transmission System, or “NTS.” They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services. The transmission tariff includes a connection charge that underwrites the cost of operating the facilities, and a usage charge, which applies only to traders.
CREG guarantees an annual fixed income to transmission companies. Income is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS. This value is allocated among the traders of the NTS in proportion to their energy demand.
The expansion of the NTS is conducted according to model expansion plans designed by Unidad de Planeación Minero Energética (Mining and Energy Planning Agency), or UPME, and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG. Accordingly, the construction, operation, and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project. Transmission charges are expected to be updated by CREG in 2008.
Distribution
Distribution is defined as the operation of local networks below 220 kV. Every user has access to a distribution network for which it pays a connection charge. CREG regulates distribution prices that should permit distribution companies to recover costs, including operating, maintenance and capital costs, if they are operating efficiently. Distribution charges are set by CREG for each company based on the replacement cost of the existing distribution assets, cost of capital, as well as operational and maintenance costs and vary depending on the voltage level. Distribution charges for the 2008-2012 period are expected to be updated in 2008.

The distribution market is divided into regulated and unregulated customers. Customers in the unregulated market may freely contract for electricity supply directly from a generator or distributor, acting as traders, or from a pure trader. The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which currently represent about 32% of the market.
Trading
Trading is the resale to end users of electricity purchased in the wholesale market. It may be conducted by generators, distributors or independent agents, that comply with certain requirements. Parties freely agree upon trading prices for unregulated users.
Trading to regulated users is subject to the “regulated freedom regime” under which tariffs are set by each trader using tariff options established by CREG. Tariffs are determined pursuant to a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader. Since CREG approves limits on costs, traders in the regulated market may set lower tariffs supported by economic reasons. Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin that covers the risks of the activity and the return on the investment.
A new tariff formula became effective on February 1, 2008. The main changes in the new formula are the establishment of a fixed monthly charge and the introduction of reduced costs of non-technical energy losses in trading charges.
Environmental Regulation
Law 99 of 1993 provides the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies. The Ministry defines issues and executes policies and regulations that focus on the recuperation, conservation, protection, organization, administration and use of renewable resources. Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans. The law particularly seeks to prevent environmental damage by entities in the energy sector. Any entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.
According to this Law 99, generators are required to contribute to the conservation of the environment by means of a payment for their activities. Hydroelectric power plants that have a total installed nominal capacity above 10,000 kilowatts must pay 6% of their energy sales; thermoelectric plants that have a total installed nominal capacity above 10,000 kilowatts must pay 4% of their energy sales. This payment is made to the municipalities and environmental corporations where facilities are located.
Peru
Industry Structure
The main regulations of the Peruvian electricity industry are: Law of Electricity Concessions (Decree Law 25,844) and its ancillary regulations, the Efficient Development Law (Law 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law 26,876), Law 26,734, which regulates the investments in energy, in addition to the supplementary Law 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority), or the Osinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution. The changes made to the Law of Electricity Concessions by the Law to Secure the “Efficient Development of Electricity Generation” issued in 2006, hereinafter the “Efficient Development Law,” are mainly related to the implementation of a bid regime for the purchase of energy and capacity by distributors, changes of the transmission legal regime, changes in the structure of the system operator and a change in the regime for access to the spot market.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive markets; (iii) a system of regulated prices based on the principle of efficiency; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality service.
In Peru there is one interconnected system, the Sistema Eléctrico Interconectado Nacional, or the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas. The main interconnected system is prepared to supply energy across an interconnection transmission line (TIE) to Ecuador, but the commercial and operative agreements are still under negotiation.
The Ministerio de Energía y Minas (Ministry of Energy and Mining), or the “MINEM,” defines the energy policies, regulates environment matters, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities. Osinergmin is an autonomous public regulatory entity established in 1996 that controls compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities. Osinergmin’s Tariff Regulatory Bureau (Gerencia Adjunta de Regulación Tarifaria) has the authority to publish regulated tariffs. The Comité de Operación Económica del Sistema (Committee of the Economic Operation of the System), or the “COES,” coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual bus bar tariff calculations. With the enactment of Law 28,832, COES includes as members generation, transmission and distribution companies, as well as users with capacity need higher than 1 MW, the threshold for non-regulated customers. Before this law was enacted, only generation and transmission companies were part of it.
As of October 1997, technical standards were established in order to compare the quality and conditions of the service provided by electricity companies. As of October 1999, companies that do not meet the minimum quality standards are subject to fines and penalties imposed by Osinergmin, as well as to compensate customers who receive deficient service.
To manage the congestion in a certain sector of the SEIN the government has adopted extraordinary measures. Urgency Decree 046 of November 2007, established that until December 31, 2010, if the transmission facilities are saturated, the COES should order the operation of any unit, regardless the principle of efficiency. Operation costs of such units will not be considered to determine the marginal costs.
Dispatch and Pricing
Customers with a capacity demand of less than 1 MW are considered regulated customers, and the supply of their energy is defined as a public service. Nevertheless, according to Law 28,832, regulated customers, which annual demand is within the limits defined by the Complementary Disposition, will be able to choose to be unregulated customers.
Since 1999, capacity payment is determined in relation to a fixed guaranteed component based on the efficiency of each plant and a variable component dependent on the level of dispatch of each plant.
Law 28,832 allowed unregulated users with contracted capacity in excess of 10 MW to have direct access the spot market.

In December 2006, Urgency Decree 035 established specific legal provisions to solve contingencies originated by the lack of electricity supply contracts for some distribution companies. Generators were not billing distributors without supply contracts for their withdrawals because they assumed that the amounts were not being correctly assigned by the COES. This Decree allowed Edegel to collect the debt originated during 2006 for the non-contracted withdrawal of energy.
Transmission
In Peru, transmission lines are divided into principal and secondary systems. The principal system lines are open to all generators and allow electricity to be delivered to all customers. The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW. The secondary system lines are also open to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.
The Efficient Development Law contains regulations to encourage new investments in transmission to satisfy increase in energy demand.
Distribution Pricing
The Efficient Development Law establishes a bidding regime for the supply of energy and capacity to distributors determining a mechanism to determine prices during the life of a contract.
Sales to distribution companies for resale to regulated customers must be made at bus bar prices set by Osinergmin or at fixed prices determined by the auction. Since 2005, the bus bar prices for capacity and energy have been published annually. Bus bar prices, analogous to node prices in Chile, are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, except in the case of contracts entered into as a result of a public bid, where the prices that will be transferred to regulated customers will be the prices defined by the auction.
Tariffs for regulated clients include bus bar prices for capacity and energy for generation, charges for transmission services) and the VAD (value added by distribution) which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.
The first auctions took place in December 2006. As a result, almost all of the demand for 2007 was successfully covered by supply contracts. The demand for 2008, 2009 and 2010 has been partially covered by such bids. New bids must be carried out by distribution companies in order to cover the balance for such years avoiding penalties stated by regulation.
Concessions
A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 20 MW. An authorization for electricity generation activity is required when either a thermoelectric power plant has an installed capacity of 500 kW; or a hydroelectric or geothermal power plant has an installed capacity between 500 kW and 20 MW. A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permission granted by the Ministry. Authorizations and concessions are granted for an unlimited period of time although they may be terminated as per the Law of Electrical Concessions.

Cogeneration Regulation
Supreme Decree 037-2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants. They are eligible to be part of the COES and commercialize their energy in the SEIN. Cogeneration is the simultaneous generation of heat and power, in a single thermodynamic process.
Environmental Regulation
The environmental legal framework applicable to energy related activities in Peru is set forth in the Law 28,611, the Environmental Law and in the Supreme Decree 029-94-EM, Regulation for Environmental Protection regarding Electricity Activities. The MINEM dictates specific environmental legal dispositions for the activities within the electricity industry, and the Osinergmin is in charge of supervising their application and implementation. According to the Environmental Law, the National Environment Council is the government agency in charge of: (i) designing the general environmental policies to every productive activity; and (ii) determining the main guidelines of the different government agencies on their specific environmental sector regulations.

C. Organizational Structure.
Principal Subsidiaries and Affiliates
The subsidiaries listed in the following table were consolidated by us as of December 31, 2007. Our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of the ultimate subsidiary.

		Consolidated
	% Economic	Assets of Each	Operating Income
	Ownership of	Main Subsidiary	of Each Main
	Main Subsidiaries	on a Stand-alone	Subsidiary on a
Principal Subsidiaries and Country of Operations	by Enersis	Basis	Stand-alone Basis
	(in billions of Ch $ except percentages)
Electricity Generation
Endesa Chile (Chile), on a consolidated basis	60.0%	5,387.4	570.8
Electricity Distribution
Chilectra (Chile)	99.1%	1,244.5	122.1
Edesur (Argentina)	65.4%	630.5	29.2
Edelnor (Peru)	33.5%	321.7	42.5
Codensa (Colombia)	21.7%	991.6	155.8
Endesa Brasil, Electricity distribution, generation and transmission
Endesa Brasil Consolidated (Brazil)	53.6%	3,167.6	326.8
Coelce (Brazil)	34.9%	827.4	77.7
Ampla (Brazil)	69.9%	1,321.0	135.5
Cachoeira Dourada (Brazil)	53.4%	369.7	50.8
Endesa Fortaleza (Brazil)	53.6%	248.9	44.4
CIEN (Brazil)	53.6%	407.6	23.2
Other Businesses
IMV (Chile)	100.0%	83.1	4.5
Synapsis (Chile)	100.0%	29.3	4.6
CAM (Chile)	100.0%	102.9	12.1
For further reference regarding voting power versus percentage of economic ownership on the subsidiaries consolidated by Enersis, please see note 2 of our consolidated financial statements contained elsewhere in this annual report.
Business and Subsidiaries Description
Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and has wholly-owned subsidiaries that provide support services to related and unrelated companies. The following chart represents Enersis’ economic ownership participation in its main operating subsidiaries and affiliates as of December 31, 2007.

Enersis Simplified Corporate Structure as of December 31, 2007

ENERSIS
Distribution
Trading
Generation
Transmission
Chilectra 99.1%
Endesa Brasil 53.6%
Endesa Chile 60.0%
Edesur 65.4%
CEMSA 27.0%
Costanera 41.8%
Pehuenche 55.6%
Transquillota 30.0%
Edelnor 33.5%
El Chocón 39.2%
Pangue 57.0%
Codensa 21.7%
Edegel 19.8%
San Isidro 60.0%
Ampla 69.9%
Emgesa 16.1%
Celta 60.0%
Coelce 34.9%
Endesa Eco 60.0%
Hidro Aysen 30.6%
Cachoeira Dourada 53.4%
GNL Quintero 12.0%
Endesa Fortaleza 53.6%
Gas Atacama Generación 30.0%
CTM 53.6%
CIEN 53.6%
Services
Information& Telecommunications
Engineering
Gas Pipeline
CAM 100%
Synapsis 100%
Ingendesa 58.6%
GNL Chile 20.0%
Atacama Argentina 30.0%
Real Estate
Infrastructure
Atacama Chile 30.0%
Inmobiliaria M. Velasco 100%
Túnel El Melón 60.0%
Gasoducto Tal Tal 30.0%
Electrogás 25.5%

D. Property, Plant and Equipment.
Description of Property
Enersis’ corporate headquarters are located at Santa Rosa 76, Santiago, Chile, which it shares with Endesa Chile and Chilectra. In addition, we own 58 properties in Santiago with a total of 64,177 square meters. Through IMV, we own 12 office buildings and properties in Santiago, a 8,094 square meter property in Viña del Mar and a 55% interest in a 6.4 million square meter plot of land outside of Santiago.
We also have significant interests or investments in electricity distribution companies in Chile, Argentina, Brazil, Colombia and Peru, where Enersis maintains a total concession area of over 200,000 square kilometers as of December 31, 2007. The description of each distribution company is included in this “Item 4. Information on the Company.” The table set forth hereunder describes Enersis’ main equipment used for its generation and distribution businesses, such as power plants, transmission lines, substations, distribution networks and transformers.
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
Endesa Chile’s main properties in Chile are its 25 electricity generation facilities (detailed in “ — B. Business Overview — Operations in Chile”), and its 27,793 square meter headquarter buildings in Santiago.
A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities. Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, would have a material adverse effect on Endesa Chile’s operations. Endesa Chile insures all of its electricity generation facilities against damage from earthquakes, fires, floods and other similar occurrences and third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser. Based on geological, hydrological and engineering studies, however, we believe that the risk of such an event is remote. Claims under Endesa Chile’s insurance policies are subject to customary deductibles and other conditions. Endesa Chile also maintains business interruption insurance which provides up to 18 months’ coverage for failure of any of its facilities, starting after the deductible period.
Insurance coverage abroad is approved by the management of each affiliate which takes into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, which are based on general corporate guidelines given by Enersis.
All insurance policies are purchased from reputable international insurers. The Company continuously monitors the insurance industry to obtain what we believe to be the most commercially reasonable coverage and premiums available on the market.

The following table identifies our facilities and their basic characteristics:
Table of Generation Facilities

Country/Company	Power Plant Name	Power Plant Type(1)	2006	2007
			MW(2)
Argentina
Endesa Costanera	Total		2,319	2,324
	Costanera Steam Turbine	Steam Turbine/Natural Gas + Fuel Oil(3)	1,138	1,138
	Costanera Combined Cycle	Combined Cycle/Natural Gas + Diesel Oil(3)	859	859
	Central Buenos Aires	Combined Cycle/Natural Gas(3)	322	327

El Chocón	Total		1,320	1,320
	Chocón	Reservoir	1,200	1,200
	Arroyito	Pass Through	120	120

Total Capacity in Argentina			3,639	3,644

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass Through	658	665
Endesa Fortaleza	CGTF	Combined Cycle/Natural Gas	322	322

Total Capacity in Brazil			980	987

Chile
Endesa Chile	Total		2,754	3,034
	Total Hydroelectric		2,254	2,286
	Rapel	Reservoir	377	377
	Cipreses	Reservoir	106	106
	El Toro	Reservoir	450	450
	Los Molles	Pass Through	18	18
	Sauzal	Pass Through	77	77
	Sauzalito	Pass Through	12	12
	Isla	Pass Through	68	68
	Antuco	Pass Through	320	320
	Abanico	Pass Through	136	136
	Ralco	Reservoir	690	690
	Palmucho	Pass Through(4)	—	32
	Total Thermal		500	748
	Huasco	Steam Turbine/Coal	16	16
	Bocamina	Steam Turbine/Coal	128	128
	Diego de Almagro(5)	Gas Turbine/ Diesel Oil	47	47
	Huasco	Gas Turbine/IFO 180 Oil	64	64
	Taltal	Gas Turbine/Natural Gas/Diesel Oil	245	245
	San Isidro II	Gas Turbine/ Diesel Oil(6)	—	248
Pehuenche	Total		695	699
	Pehuenche	Reservoir(3)	566	570
	Curillinque	Pass Through	89	89
	Loma Alta	Pass Through	40	40
Pangue	Pangue	Reservoir	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379
Celta	Total		182	182
	Tarapacá	Steam Turbine/Coal	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24
Endesa Eco	Canela	Wind Farm(7)	—	18

Total Capacity in Chile			4,477	4,779

Country/Company	Power Plant Name	Power Plant Type(1)	2006	2007
			MW(2)
Colombia
Emgesa	Total		2,238	2,829
	Guavio(9)	Reservoir	1,163	1,213
	Paraíso	Reservoir	276	276
	La Guaca	Pass Through	325	325
	Termozipa	Steam Turbine/Coal	236	236
	Cartagena(14)	Steam Turbine/ Natural Gas + Diesel Oil	142	142
	Minor plants(10)	Pass Through	96	96
	Betania(8)	Reservoir		541
Betania(8)	Betania	Reservoir	541

Total Capacity in Colombia			2,779	2,829
Peru
Edegel	Total		1,426	1,469
	Huinco	Pass Through	247	247
	Matucana	Pass Through	129	129
	Callahuanca (16)	Pass Through	75	80
	Moyopampa	Pass Through	65	65
	Huampani	Pass Through	30	30
	Yanango	Pass Through	43	43
	Chimay	Pass Through	151	151
	Santa Rosa	Gas Turbine/Diesel Oil(3)	229	231
	Ventanilla(11)(12)	Combined Cycle/Natural Gas	457	493
Total Capacity in Peru			1,426	1,469

Total Enersis			13,302	13,708

(1)	“Reservoir” and “pass-through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity. “Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate electricity. “Gas Turbine” (TG) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate electricity. “Combined Cycle” refers to the technology of a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity and then recuperates the gas that escapes from that process to generate steam to move another turbine. “Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.

(2)	Installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified during 2006 and 2007 by Bureau Veritas according to the Norm 038 of Endesa Chile, “Definition of the maximum power in Hydroelectric and Thermoelectric plants of Endesa Chile.” Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks.

(3)	Certified by Bureau Veritas.

(4)	Palmucho plant began commercial operations on November 28, 2007.

(5)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile rents from Codelco since 2001.

(6)	San Isidro II plant began commercial operations in open cycle on April 23, 2007.

(7)	Canela plant (wind farm) began its commercial operation on December 27, 2007.

(8)	During 2007, Emgesa was merged into Betania, which further changed its name to Emgesa.

(9)	In 2007 the 5 units of the Guavio plant were repowered (240 MW each).

(10)	At December 31, 2007 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junta.

(11)	During 2006, Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets.

(12)	In 2007, the regulator notified new maximum capacity with additional fire of the Ventanilla plant.

Table of Distribution Facilities
General Characteristics

		Concession Area	Transmission
	Location	(km2)	Lines (km)(1)
			2006	2007
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,173	1,185
Edelnor	Peru	2,440	419	419
Ampla	Brazil	32,615	2,303	2,303
Coelce	Brazil	146,817	3,879	3,979
Codensa	Colombia	14,087	1,149	1,262

Total		201,386	9,277	9,503

(1)	The transmission lines consists of circuits, with voltages in the range of 27 kV - 220 kV.
Power and Interconnection Sub-stations and Transformers(2)

	2006			2007
	Number of	Number of	Capacity	Number of	Number of	Capacity
	Sub-stations	Transformers	(MVA)	Sub-stations	Transformers	(MVA)
Chilectra	53	143	6,330	53	143	6,402
Edesur	63	164	10,442	64	170	11,222
Edelnor	28	61	2,127	28	60	2,197
Ampla	115	225	4,199	115	227	4,349
Coelce	93	148	2,065	94	150	2,101
Codensa	60	198	6,534	61	206	7,347

Total	412	939	31,697	415	956	33,618

(2)	Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (low voltage).
Distribution Network – Medium and Low Voltage Lines(3)

	2006		2007
	Medium	Low	Medium	Low
	Voltage	Voltage	Voltage	Voltage
	(km)	(km)	(km)	(km)
Chilectra	4,614	9,396	4,681	9,637
Edesur	6,885	15,549	6,841	15,639
Edelnor	3,289	17,116	3,355	17,611
Ampla	28,996	16,142	30,097	16,526
Coelce	57,558	34,587	62,597	39,564
Codensa	17,711	21,912	18,013	21,987

Total	119,053	114,702	125,584	120,964

(3)	Medium voltage lines: 7,000 V – 34,500 V; Low voltage lines: 380V-110 V.

Transformers for Distribution(4)

	2006		2007
	Number of	Capacity	Number of	Capacity
	Transformers	(MVA)	Transformers	(MVA)
Chilectra	26,822	5,260	27,315	5,627
Edesur	23,254	4,801	23,587	4,935
Edelnor	9,216	1,149	9,326	1,226
Ampla	93,293	3,235	98,001	3,390
Coelce	97,529	3,681	105,887	3,736
Codensa	60,168	7,145	61,339	7,323

Total	310,282	25,271	325,455	26,236

(4)	Voltage of these transformers ranges between 34,500 V (high voltage) and 110 V (low voltage).
Item 4A. Unresolved Staff Comments
None.
Item 5. Operating and Financial Review and Prospects
A. Operating Results.
Introduction
We are a holding company that owns and operates electricity generation, transmission and distribution companies in Chile, Argentina, Brazil, Colombia and Peru. Substantially all of our revenues, income and cash flow come from our subsidiaries and equity affiliates’ operations in these five countries.
Factors such as hydrological conditions, extraordinary actions by government authorities, regulatory developments and economic conditions in each country in which we operate are important in determining our financial results. In addition, our reported results from operations and financial condition may be significantly affected by variations in exchange rates between the dollar and the peso and other currencies of the countries in which we operate. Such exchange rate variations may have a significant non-cash effect because of the implementation of Chilean GAAP’s BT 64, “Accounting for Permanent Foreign Investments” as it relates to the consolidation of the results of our companies outside of Chile. Lastly, our other critical accounting policies also have a material effect on our consolidated results from operations.
Hydrological conditions.
A substantial portion of our generation business is dependent upon the hydrological conditions prevailing in the countries where we operate. Our thermal generation plants, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and any shortfalls of our hydroelectric plants. In our generation subsidiaries, we may compensate for the effect on physical and monetary sales of low hydrology (reservoir levels, rainfall, and snow), in the geographical areas where our power plants are located, with thermal generation and electricity purchases. The thermal capacity owned by the Company and the ability to purchase electricity from other generators enables Enersis to increase thermal generation and/or purchase electricity from other industry players in order to satisfy our commitments. Additionally, given the industry structure and the percentage of hydro generation capacity in the countries in which we operate, when hydrology is low the market price of electricity generally increases. Low hydrology may therefore lead to greater revenues.

Operational costs of thermal generation and energy purchases are greater than the Company’s corresponding variable cost of hydroelectric generation. The cost of thermal generation does not directly depend on the level of hydrology; however, the cost of electricity purchases in the spot market does depend on the level of hydrology. (For additional information regarding the effects of hydrological conditions on our results from operations, please see “Item 3. Key Information — D. Risk Factors.”)
Regulatory developments.
The regulatory structure governing our businesses has a material effect on our results from operations. In particular, regulators set (x) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Distribution Added Value,” or VAD, and (y) generation tariffs taking into consideration principally the costs of fuels, level of reservoirs, exchange rate, future investments in installed capacity and growth in demand, all of which are intended to reflect investment and operating costs incurred by the companies and are meant to allow such companies to earn a regulated level of return on their investments. Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators. For additional information relating to the regulatory framework, please see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework” included in this report.
Economic Conditions.
Macroeconomic conditions may have a significant effect on our results of operations. For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases while electricity theft decreases. Other macroeconomic factors such as a devaluation of the local currencies may have a negative impact in our results from operations because while most of our revenues are denominated in such local currencies, our financing and significant other costs such as depreciation are denominated in dollars. As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results from operations and financial condition” and “ — South American economic fluctuations are likely to affect our results from operations.”
Technical Bulletin 64 (BT 64)
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
BT 64 — Conversion Effect.
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
BT 64 — Equity Hedge.
BT 64 permits an investing company to hedge dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, against the book value of such equity investments. For purposes of BT 64 all the countries where we have investments — Argentina, Brazil, Colombia and Peru — are considered unstable countries. This hedge eliminates the effects of exchange rate variations on the debt incurred in connection with such investments. If the book value of an equity investment is lower than the dollar-denominated debt, the results of the exchange rate fluctuations affecting the amount of dollar-denominated debt that is not hedged are included in determining net income. On the other hand, if the book value of an equity investment is higher than the dollar-denominated debt, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in a cumulative translation adjustment in a reserve account as part of shareholders’ equity.
Critical Accounting Policies
Financial Reporting Release 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those policies that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below. In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction and does not allow for management’s judgment in its application. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see note 2 to our consolidated financial statements.

Impairment of long-lived assets
In accordance with Chilean GAAP, the Company evaluates the recoverability of the carrying amount of property, plant and equipment and other long-lived assets in relation to its recoverable value (calculated based on the operating performance and future undiscounted cash flows of the underlying business), evaluated on an entity by entity basis, in order to determine whether there is an indication of impairment. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on “useful value” (“useful value” is the present value of estimated future cash flows) compared with current carrying amounts. The factors considered in determining the recoverability of long-lived assets depend on the Company’s business plan expectations, including a macroeconomic framework with considerations regarding GDP growth, inflation, interest and exchange rates, estimations of expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, and variable and fixed costs, among others, all of which have a significant impact on the calculation.
Impairment of our property, plant and equipment, and other long-lived assets could have a materially adverse impact on our operating income in any given period depending on the results of impairment tests. For the years ending December 31, 2007, 2006 and 2005, management determined that the book value of our assets did not exceed their recoverable value. Given that certain key economic factors, weather conditions, and worldwide prices for the fuels used in the production of energy are subject to fluctuations, it is probable that forecasted operating conditions could change from one period to another.
Impairment of Goodwill
Under Chilean GAAP, accounting for goodwill requires management to estimate the appropriate amortization period and evaluate the recoverability of the carrying value of goodwill in those cases where there may be an indication of a loss. The maximum goodwill amortization period under Chilean GAAP is 20 years. Factors that are considered in estimating the appropriate amortization period of goodwill include:
•	the foreseeable life of the business and the expectation of future benefits associated with the business or with unidentifiable assets;

•	expected actions by competitors and potential competitors; and

•	legal, regulatory, or contractual provisions affecting the useful life.
The recoverability analysis for goodwill is carried out systematically at the end of every year or more frequently if such analysis is deemed necessary.
In the calculation of goodwill recoverability, we have used “useful value.” The preparation of forecasts of future cash flows before taxes is carried out under budgets which are based on a macroeconomic framework with considerations regarding estimations for GDP growth, inflation, interest rates and exchange rates, expected growth for energy demand, forecasted installed capacity, hydrology, regulation and tariff frameworks, variable and fixed costs, among others, all of which have a significant impact on the calculation. Therefore, they include the best available estimations for revenues and costs for the different companies using industry projections, past experience, and future expectations for the next five years, and reasonable growth rates for years thereon.
Based on the results of these estimations for the different cash generating units, management considers that as of December 31, 2007, recorded goodwill will be fully recoverable in the future.
Regulatory Asset and Deferred Costs
According to Brazilian law, Enersis’ distribution subsidiaries in Brazil have recognized for 2001 and 2002 a regulatory asset based on extraordinary tariff increases that was determined based on theoretical energy demand growth over a period between six and nine years beginning in 2002, in order to allow electricity companies to recover certain losses experienced during the period of energy rationing from June 1, 2001 to March 1, 2002.

The regulatory asset recorded by the Company’s Brazilian distribution subsidiaries, Ampla and Coelce, were, as of December 31, 2007, Ch$28.3 billion and Ch$19.0 billion, respectively. In order to record this asset, our subsidiaries and other companies in the energy sector have agreed to forfeit any future claim related to the events and regulations derived from the rationing program and increases through the extraordinary tariff.
Because of the time that has transpired to date and the expected recovery for the regulatory assets which expire in 2008 for Coelce and no later than 2011 for Ampla, the effects of any errors in these Company estimations would probably be minimal.
Additionally, certain costs, including fuel costs, energy transfer costs, and generator transmission costs were recorded as a deferred cost by Ampla and Coelce for the years ending December 31, 2001 and 2002, and amounted to Ch$26.0 billion and Ch$34.6 billion, respectively. These costs will be recovered through future invoices, once the recovery period of the regulatory asset is concluded, without any deadlines.
Estimation of Fair Value of Certain Energy Contracts Under U.S. GAAP
Certain of our generation and distribution commodity contracts are considered derivatives required to be accounted for at fair value under U.S. GAAP. Fair value estimates for these contracts, for which no quoted prices or secondary market exists, are made using valuation techniques such as forward pricing models, present value of estimated future cash flows, and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future. The internal variables used in the model are historic hydrology, energy demand, fuel and coal prices, and installed capacity, among others. External variables are foreign exchange rate, inflation, and the appropriate interest rate for discounting future cash flows.
Changes in assumptions could have a significant impact on our estimate of fair values disclosed. As a result, such fair value amounts are subject to a significant volatility and are highly dependent on the quality of the assumptions used.
As of December 31, 2006 and 2007, the amounts of energy contracts accounted at fair value are:

	Year ended December 31,
	2006	2007
	(in million of Ch$)
Model using internal data(1)	10,293.7	6,108.4
Model using external data only	0	0

(1)	The model using internal data also relies on external data.
Litigation and Contingencies
The Company is currently involved in certain legal and tax proceedings. As discussed in note 30 of our consolidated financial statements, as of December 31, 2007, we have accrued an estimate of the probable costs for the resolution of these claims. We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.
Except for material proceedings described in note 30 of our consolidated financial statements as of December 31, 2007, we are not aware as of the date of this filing of any material legal or tax proceedings.

Pension and Postretirement Benefits Liabilities
We sponsor several defined benefit plans for employees. These plans pay benefits to employees at retirement using formulas based on participants’ years of service and compensation. We provide certain additional benefits for certain retired employees as well.
Recorded pension and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, expected returns on assets, future salary and benefit level, claim rates under medical plans and future medical cost. These assumptions change as market and economic conditions change, and any change in any of these assumptions could have a material effect on our reported results from operations. Once every three years we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as required by Technical Bulletin 8.
The following table shows the effect of a 1% decrease in the discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Projected benefit obligation	32,973	36,781
The following table shows the effect of a 1% change in discount rate on our accumulated postretirement benefit obligation for the periods indicated.

	Year ended December 31,
	2006	2007
	(increase in millions of Ch$)
Accumulated postretirement benefit obligation	4,623	5,019
Introduction of International Financial Reporting Standards
On August 28, 2007, the SVS issued an official announcement ruling the adoption of International Financial Reporting Standards (IFRS) in Chile, starting on January 1, 2009. The Company will have to adopt IFRS as of this date. According to the convergence plan defined by the Company, it is currently evaluating the impacts that the application of IFRS will have on the financial statements.
SAB 74 Disclosures
Recent accounting pronouncements
Fair Value Measurement
In September 2006, the FASB issued SFAS 157, “Fair Value Measurement”, which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008, for non-financial assets and non-financial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS 157.

The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS 159, “The Fair Value Options for Financial Assets and Financial Liabilities”, which permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS 159.
Business Combinations
In December 2007, FASB issued SFAS 141 (revised 2007), “Business Combinations” (“SFAS 141R”). The objective of SFAS 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer(1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquired, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and(3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R.
Non-controlling Interest in Consolidated Financial Statements
In December 2007, the FASB issued SFAS 160,“Non-controlling Interest in Consolidated Financial Statements.”SFAS 160 amends Accounting Research Bulletin 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS 160, “a non-controlling interest, sometimes called a ‘minority interest’, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.” The objective of SFAS 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 160.
Derivative Instruments and Hedging Activities
In March 2008, the FASB issued FASB Statement 161, “Disclosures about Derivative Instruments and Hedging Activities.” The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosure to better explain their effects on an entity’s financial position, financial performance and cash flows. It is in effect for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS 161.

Enersis’ Results of Operations for the Years Ended
December 31, 2006 and December 31, 2007
Overview
The following are the most important aspects of our results for 2007, as compared to 2006:
•	Operating income rose by Ch$123.9 billion, or 11.0%, to Ch$1,255.6 billion in 2007.

•	Energy demand increased in 2007 by the following percentages in the countries where our subsidiaries operate:

Chile	4.0%
Argentina	5.2%
Brazil	4.8%
Colombia	4.0%
Peru	10.7%
•	Physical sales and the number of customers continued to increase in the distribution business, by 5.7% and 3.4%, respectively, in 2007. Aggregate energy losses remained at 11.2%.
Operating results

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	125,806	122,105	-3,701	-2.9%
Edesur (Argentina)	-4,378	29,179	33,557	n.a.
Distrilima/Edelnor (Peru)	41,434	42,482	1,048	2.5%
Ampla (Brazil)	102,701	135,536	32,835	32.0%
Investluz/Coelce (Brazil)	92,954	77,673	-15,281	-16.4%
Codensa (Colombia)	145,368	155,820	10,452	7.2%

Total operating income from distribution business	503,885	562,795	58,910	11.7%

Generation Business
Endesa and subsidiaries (Chile)	309,807	333,642	23,835	7.7%
Endesa Costanera (Argentina)	5,254	387	-4,867	-92.6%
El Chocón (Argentina)	32,552	25,304	-7,248	-22.3%
Cachoeira Dourada (Brazil)	31,733	50,815	19,082	60.1%
Endesa Fortaleza (Brazil)	56,418	44,424	-11,994	-21.3%
Emgesa (Colombia)	130,309	160,271	29,962	23.0%
Edegel (Peru)	59,646	46,153	-13,493	-22.6%

Total operating income from generation business	625,719	660,996	35,277	5.6%

Transmission Business
CIEN (Brazil)	-814	23,180	23,994	n.a.

Total operating income from transmission business	-814	23,180	23,994	n.a.

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Non-electricity subsidiaries(1)	182	3,465	3,283	1,803.8%

Total operating income from non-electricity subsidiaries in Chile	182	3,465	3,283	1,803.8%

Less: intercompany transactions	2,659	5,131	2,472	93.0%

Total operating income	1,131,631	1,255,567	123,936	11.0%

(1)	Includes Operating Income for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and investment vehicles.
The following table shows operating income, by segment, for the years ended December 31, 2006 and 2007.

	Years ended December 31,
	(in millions of Ch$)
	Generation		Transmission		Distribution		Other		Interc. Transactions		Total
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007

Operating revenues	1,580,736	1,914,801	154,549	261,370	2,717,257	2,822,626	268,300	257,558	-564,997	-569,679	4,155,845	4,686,676

Operating costs	-909,910	-1,213,783	-149,363	-233,816	-2,033,790	-2,051,844	-220,672	-203,883	531,048	539,461	-2,782,687	-3,163,865

Selling and administrative expenses	-45,107	-40,022	-6,000	-4,374	-179,583	-207,987	-47,446	-50,212	36,609	35,351	-241,527	-267,244

Operating income	625,719	660,996	-814	23,180	503,884	562,795	182	3,463	2,660	5,133	1,131,631	1,255,567
Revenues
Generation/transmission business
The following table details the physical sales of the generation business by country, and their changes, for the years ended December 31, 2006 and 2007.

	Physical sales during
	Years ended December 31,
	2006	2007	Change	% Change
	(GWh)
Endesa Chile (Chile)	20,923	19,212	-1,711	-8.2%
Endesa Costanera (Argentina)	8,736	8,450	-286	-3.3%
El Chocón (Argentina)	5,191	3,956	-1,235	-23.8%
Edegel (Peru)	6,766	7,994	1,228	18.1%
Emgesa (Colombia)	15,327	15,613	286	1.9%
Cachoeira Dourada (Brazil)	4,177	4,643	466	11.2%
Endesa Fortaleza (Brazil)	2,690	2,705	15	0.6%
Cien (Brazil)	6,394	6,232	-162	-2.5%

Total	70,204	68,805	-1,399	-2.0%

Distribution business
Our distribution operating revenues mainly arise from the sale of the electricity that we buy from generators. Revenues associated with distribution include the recovery of the cost of electricity bought wholesale from generating companies and revenues generated by the Valor Agregado de Distribución (Added Value from Distribution), or VAD, which corresponds to the recovery of the costs and the return on the investment with respect to the distribution assets, plus the losses allowed under tariff regulations. Other revenues generated by our distribution services consist of charges related to new connections and the maintenance and rental of meters.
The following table details the distribution of physical electricity sales by our subsidiaries, for the years ended December 31, 2006 and 2007.

	Physical sales during
	Years ended December 31,
	2006	2007	Change	% Change
	(GWh)
Chilectra (Chile)	12,377	12,923	546	4.4%
Edesur (Argentina)(1)	14,837	15,833	996	6.7%
Edelnor (Peru)	4,874	5,201	327	6.7%
Ampla (Brazil)	8,668	8,985	317	3.7%
Coelce (Brazil)	6,769	7,227	458	6.8%
Codensa (Colombia)(1)	10,755	11,441	686	6.4%

Total	58,280	61,610	3,330	5.7%

(1)	Includes toll revenues.
The following table shows our operating revenues for 2006 and 2007:

	Year ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	714,164	801,817	87,653	12.3%
Edesur (Argentina)	266,775	293,374	26,599	10.0%
Distrilima/Edelnor (Peru)	230,127	214,530	-15,597	-6.8%
Ampla (Brazil)	573,827	551,394	-22,433	-3.9%
Investluz/Coelce (Brazil)	449,269	439,785	-9,484	-2.1%
Codensa (Colombia)	483,097	521,726	38,629	8.0%

Total operating revenues from distribution business	2,717,259	2,822,626	105,367	3.9%

Generation Business
Endesa and subsidiaries (Chile)	678,319	945,658	267,339	39.4%
Endesa Costanera (Argentina)	186,588	209,224	22,636	12.1%
El Chocón (Argentina)	66,248	55,716	-10,532	-15.9%
Cachoeira Dourada (Brazil)	67,258	115,325	48,067	71.5%
Endesa Fortaleza (Brazil)	107,607	103,414	-4,193	-3.9%
Emgesa (Colombia)	294,088	318,085	23,997	8.2%
Edegel (Peru)	180,628	167,379	-13,249	-7.3%

Total operating revenues from generation business	1,580,736	1,914,801	334,065	21.1%

	Year ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Transmission Business
CIEN (Brazil)	154,549	261,370	106,821	69.1%

Total operating revenues from transmission business	154,549	261,370	106,821	69.1%

Non-electricity subsidiaries(1)	268,298	257,559	-10,739	-4.0%

Total operating revenues from non-electricity subsidiaries in Chile	268,298	257,559	-10,739	-4.0%

Less: intercompany transactions	-564,997	-569,680	-4,683	0.8%

Total operating revenues	4,155,845	4,686,676	530,831	12.8%

(1)	Includes operating revenues for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and investment vehicles.
Operating revenues of the generation business
Total revenues in Chile in 2007 increased by 39.4% from Ch$678.3 billion in 2006 to Ch$945.7 billion in 2007, as a result of higher regulated prices and spot prices, on average. Endesa Chile and its Chilean subsidiaries sold 2,430 GWh on the spot market, where the average energy market price was $172.5 per MWh. The decline in physical sales was 8.2%, mainly resulting from a 51.3% decrease in energy sales to the spot market, partially compensated by a 6.9% increase of energy sales to regulated customers to 11,502 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile. The prices for non-regulated customers, during 2007 compared with 2006, showed an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system. The total average sales price of Endesa Chile’s in Chile increased by 58.3%, from Ch$30.6 per kWh in 2006 to Ch$48.5 per kWh in 2007.
In Argentina, operating revenues for Endesa Costanera rose by 12.1%. This was mainly due to a 35.5% increase in sales prices in local currency terms as a result of the recognition of higher costs related to fuel prices. This was partially offset by a fall in physical energy sales of Endesa Costanera, which declined by 3.3% in 2007. The effect of the BT 64 conversion, as a result of a 1.3% depreciation of the Argentine peso, increased further by the 7.1% appreciation of the peso against the dollar in real terms in 2007, resulted in Ch$27.1 billion of reduced revenues.
The revenues for El Chocón decreased by 15.9%, mainly due to the 23.8% reduction in physical sales because of the dryer hydrology in the Comahue region, partly compensated by a 28.9% increase in the average sales price. The effect of the BT 64 conversion decreased revenues by Ch$9.4 billion.
Total revenues in Colombia (Emgesa) increased by 8.2%, primarily due to the new reliability charge which became effective in 2007 and positively affected revenues by approximately $40 million. The sales mix in 2007 at regulated, non-regulated and spot prices was 51.5%, 16.0% and 32.5%, respectively. Our Colombian subsidiaries average price rose by 6.2%, from Ch$19.1 per kWh in 2006 to Ch$20.3 per kWh in 2007, expressed in pesos, in accordance with BT 64. When expressed in local currency, the nominal average sales price increase was 13.8% in 2007.
In Brazil, the revenues for Cachoeira Dourada increased by 71.5%, mainly due to an increase of 11.2% in physical sales which reached 4,643 GWh, and 15.1% higher sales prices, in local currency terms. The effect of the application of the BT 64 conversion, which used an average exchange rate for the Brazilian real against the dollar, which was then converted into Chilean pesos based on the year-end exchange rate as a result of the 7.1% appreciation of the peso against the dollar in real terms in 2007, compensated partly by the 11.7% appreciation of the real, resulted in Ch$3.3 billion of increased revenue.

Operating revenues of Endesa Fortaleza in 2007 declined by 3.9%, mainly because of a 2.1% fall in the average sales price in local currency, partially offset by the 0.6% increase in physical sales, to 2,705 GWh. The effect of BT 64 was Ch$3.2 billion of reduced revenues.
Revenues of Edegel, our electricity generator in Peru, decreased by 7.3% in 2007, primarily due to a 21.6% lower average sales price, which offset the 18.1% increase of physical energy sales. The drop in average prices was a consequence of the good hydrology and the reduction of the regulated price due to the indexation to the exchange and to the lower price of natural gas. The sales mix at regulated, non-regulated and spot prices was 41.7%, 53% and 5.3%, respectively. The company’s average sales price declined from Ch$26.5 per kWh in 2006 to Ch$20.8 per kWh in 2007, expressed in pesos according to the convention of BT 64. The effect of the BT 64 conversion, using the average exchange rate for the Peruvian sol against the dollar and then converting to pesos at the year-end exchange rate, as a result of the 7.1% appreciation of the Chilean peso against the dollar in real terms, partly compensated by the 4.7% appreciation of the Peruvian sol against the dollar, resulted in Ch$16.2 billion of reduced revenues. When expressed in local currency, the nominal average sales price decreased by 13.1% in 2007.
Operating revenues of the transmission business
The revenues for CIEN in 2007 reached to Ch$261.4 billion, showing a rise of 69.1% compared to 2006. CIEN sold 6,232 GWh, a 2.5% less than in 2006. There were additional energy sales from Brazil to Argentina, and consequently, our new toll fee reached Ch$35.4 billion.
Operating revenues of the distribution business
In Chile, operating revenues of Chilectra in 2007 increased by 12.3% in relation to 2006, mainly because average energy-related prices increased by 24.3% due to successive rises in the node price. There was also a 4.4% rise in physical sales, to 12,923 GWh. Revenues from non-energy sources, related to ancillary services and sales of electrical appliances, increased by Ch$14.6 billion, or 27.7%, to Ch$67.3 billion in 2007, compared to Ch$52.7 billion in 2006, mainly the result of more network transfers and construction of underground junctions. The increase in physical sales is attributed to the 1.2% increase in average per capita consumption in Chilectra’s concession area, and to the increase of 45,859, or 3.2%, in the total number of customers.
In Argentina, operating revenues of Edesur increased in 2007 by 10.0% in relation to 2006, mainly due to the 34.2% increase in the average sales price in local currency, as a result of the increase in the VAD approved in February 2007 and a 6.7% increase in physical sales. Average per capita consumption increased by 5.2% and the total number of customers increased by 31,828, or 1.4%. This is partially compensated for by the effect of the BT 64 conversion in 2007 that represents Ch$38.2 billion of reduced revenues in Chilean pesos.
In Peru, the operating revenues for our subsidiary Distrilima, which is consolidated with Edelnor, declined by 6.8% in 2007 compared to 2006, mainly due to a 2.8% reduction in the average sales price in local currency and the effect of the BT 64 conversion in 2007, leading to Ch$20.6 billion of reduced revenue. This is partially offset by a 6.7% increase in physical sales, which reached 5,201 GWh in 2007 and the 2.9% rise in average per capita consumption. The total number of customers rose by 34,901, or 3.7%.
In Brazil, Ampla’s revenues declined by Ch$22.4 billion (3.9%) in 2007, mainly due to the effect of the BT 64 conversion resulting in Ch$17.3 billion of reduced revenue. On the other hand, physical sales increased by 3.7% to 8,985 GWh in 2007, the number of customers rose by 62,339, or 2.7%, to 2.4 million in 2007 and the average sales price increased by 8.2% in local currency.

The revenues for Coelce declined by 2.1%, principally due to the BT 64 effect of changes in the exchange rates of the Brazilian real and Chilean peso against the dollar in the conversion to Chilean GAAP which meant reduced operating revenues of Ch$12.7 billion. This was offset by a 0.6% rise in the average sales price in local currency and a 6.8% rise in physical sales, plus an increase in other revenues of Ch$10.7 billion derived mainly from selling electric and non-electric appliances (Coelce Plus). Coelce’s customers rose by 5.7%, from 2.5 million in 2006 to 2.7 million in 2007.
In Colombia, the revenues for Codensa in 2007 increased by 8.0%, mainly due to a 6.4% increase in physical sales to 11,441 GWh, and a 0.6% rise in the average sales price in local currency, plus an increase of Ch$16.9 billion mainly from Codensa Hogar. The effect of BT 64 in 2007 with respect to the 13.5% appreciation of the Colombian peso and the 15.1% appreciation of the Chilean peso, in real terms, had a net impact of Ch$1.1 billion of reduced operating revenue. The number of customers of Codensa increased by 3.2% to 2.21 million in 2007, while the average per capita electricity consumption rose by 3.0%, from 5.03 MWh in 2006 to 5.18 MWh.
Revenues of non-electrical subsidiaries
The revenues earned by our non-electrical subsidiaries declined by 4.0% compared to 2006, mainly explained by the Ch$12.9 billion of reduced revenues by CAM due to lower sales of Ch$10.8 billion because of the conclusion of projects with Empresa de los Ferrocarriles del Estado (EFE) (state railway) and Metro (urban subway). This is partially offset by the greater revenues from Synapsis of Ch$1.0 billion and IMV of Ch$0.6 billion, the latter, explained by the increase in sales of real estate of the ENEA project.
Operating costs
Operating costs mainly refer to purchases of electricity from other parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, wages and fuel purchases.
The following table shows the breakdown of the above costs as a percentage of our total consolidated cost of sales for the years ended on December 31, 2006 and 2007:

	Years ended December 31,
	2006	2007
	(percentage of total costs of
	operations)
Electricity purchases	45.8%	46.7%
Depreciation and amortization	15.7%	13.0%
Fuel purchases	10.9%	17.5%
Operating cost and maintenance	8.7%	6.0%
Transmission tolls	5.9%	5.5%
Salaries	5.4%	4.9%
Other expenses	7.6%	6.4%

	100.0%	100.0%

The following table shows the breakdown of operating costs for the years ended December 31, 2006 and 2007:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	537,874	630,573	92,699	17.2%
Edesur (Argentina)	232,947	223,049	-9,898	-4.2%
Distrilima/Edelnor (Peru)	167,251	152,111	-15,140	-9.1%
Ampla (Brazil)	452,665	380,606	-72,059	-15.9%
Investluz/Coelce (Brazil)	319,503	315,228	-4,275	-1.3%
Codensa (Colombia)	323,551	350,277	26,726	8.3%

Total operating costs from distribution business	2,033,791	2,051,844	18,053	0.9%

Generation Business
Endesa and subsidiaries (Chile)	348,492	593,798	245,306	70.4%
Endesa Costanera (Argentina)	178,946	206,331	27,385	15.3%
El Chocón (Argentina)	32,568	29,189	-3,379	-10.4%
Cachoeira Dourada (Brazil)	33,285	61,960	28,675	86.1%
Endesa Fortaleza (Brazil)	49,502	57,384	7,882	15.9%
Emgesa (Colombia)	158,854	152,793	-6,061	-3.8%
Edegel (Peru)	108,263	112,328	4,065	3.8%

Total operating costs from generation business	909,910	1,213,783	303,873	33.4%

Transmission Business
CIEN (Brazil)	149,363	233,816	84,453	56.5%

Total operating costs from transmission business	149,363	233,816	84,453	56.5%

Non-electricity subsidiaries(1)	220,670	203,882	-16,788	-7.6%

Total operating costs from non-electricity subsidiaries (Chile)	220,670	203,882	-16,788	-7.6%

Less: intercompany transactions	-531,047	-539,460	-8,413	1.6%

Total operating costs	2,782,687	3,163,865	296,725	10.7%

(1)	Includes the operating costs of CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and the investment vehicles.
Operating costs of the generation business
Operating costs in Chile increased by 70.4% in 2007 compared to 2006, given lower hydroelectric generation and higher thermal generation using diesel instead of natural gas, as natural gas restrictions from Argentina continued during 2007. Fuel costs increased by Ch$223.3 billion during the year. The average variable cost of generation, excluding the cost of electricity purchases, rose by 139.4%, from Ch$9.4 per kWh in 2006 to Ch$22.5 per kWh in 2007, as a result of the 97.9% increase in thermoelectric generation. The cost of electricity purchases, including energy and capacity, increased from Ch$57.8 billion in 2006 to Ch$59.8 billion in 2007, despite a 20.9% decrease in physical energy purchases. The average price of purchases increased from Ch$43.9 per kWh in 2006 to Ch$57.4 per kWh in 2007.

Operating expenses in Argentina increased by Ch$24.0 billion, from Ch$211.5 billion in 2006 to Ch$235.5 billion in 2007. Hydro and thermoelectric generation decreased by 26.7% and 3.3%, respectively. The cost of fuel increased by Ch$24.0 billion in 2007, due to higher prices of fuel in the generation of electricity when compared to the price of fuels in 2006. The average variable generating cost increased from Ch$11.4 per kWh in 2006 to Ch$14.7 per kWh in 2007. Electricity purchases, including energy and capacity, rose by Ch$708 million in 2007, due to an increase in physical energy purchases in the spot market, while the average purchase price decreased from Ch$23.2 per kWh in 2006 to Ch$18.1 per kWh in 2007. The combination of the appreciation of the peso against the dollar and the depreciation of the Ar$ against the dollar decreased total operating expenses in 2007 when compared to 2006 by Ch$30.3 billion.
Colombia’s operating expenses decreased by 3.8%. The average variable generation cost, excluding the cost of electricity purchases, raised from Ch$4.1 per kWh in 2006 to Ch$9.2 per kWh in 2007. Tolls and energy transportation costs increased by Ch$8.7 billion. The 54.2% increase in thermal generation caused fuel costs to increase by Ch$2.7 billion. Electricity purchases, including energy and capacity, decreased by Ch$13.8 billion in 2007, due to lower energy costs and energy trading operations. Average purchase price dropped from Ch$19.5 per kWh in 2006 to Ch$11.1 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the Colombian Peso appreciations against the dollar led to a net decrease of Ch$6.4 billion.
The operating costs of Cachoeira Dourada in Brazil increased by 86.1% to Ch$62.0 billion in 2007. This was mainly due to higher energy-purchase costs of Ch$30.2 billion to satisfy demand. Production declined by 8.3% to 3,888 GWh in 2007.
The operating costs of Endesa Fortaleza in Brazil increased by Ch$7.9 billion (15.9%) from Ch$49.5 billion in 2006 to Ch$57.4 billion in 2007, mainly due to higher energy-purchase costs of Ch$12.3 billion, were partially offset by reduced fuel purchases of Ch$2.6 billion. Production fell by 73.4% to 66 GWh in 2007.
Operating expenses in Peru increased by 3.8%. This was primarily due to an increase of Ch$7.5 billion of energy purchases as a consequence of higher physical energy purchases in the spot market due to a capacity constraint in the transmission line in the northern region of the country. This was offset by lower fuel costs of Ch$6.4 billion due to lower cost of natural gas, despite the fact that thermal generation increased by 32.7% in 2007. The average variable generating cost, excluding the cost of electricity purchases, was Ch$8.2 per kWh in 2006 compared to Ch$6.2 per kWh in 2007. The combination of the appreciation of the peso and the appreciation of the Sol against the dollar led to a net decrease in operating expenses of Ch$10.6 billion.
Operating costs of the transmission business
The operating costs for CIEN in 2007 were Ch$233.8 billion, 56.5% more than in 2006. The increase mainly reflects the cost of purchased energy sold to Cammesa for the export of energy from Brazil to Argentina. The BT 64 effect on CIEN of the appreciation of the Brazilian real and the appreciation of the Chilean peso against the dollar resulted in Ch$3.7 billion in higher costs.
Operating costs of the distribution business
Operating costs in Chile increased by 17.2%, mainly due to an increase related to energy purchases that rose by Ch$87.9 billion. The rise in energy-purchase costs is explained by (i) an increase in physical purchases of 641 GWh (4.9%) and (ii) a 31.9% increase in the average price of purchases following the rise in the node price. Physical losses in Chile rose from 5.4% in 2006 to 5.9%, mainly because of the sharp increase in energy prices that led more customers to resort to illicit practices such as theft.
The operating costs for Edesur in Argentina declined by 4.2%. This is mainly explained by the effect of the BT 64 conversion that provided Ch$32.9 billion of lower costs in Chilean pesos. This causes costs to fall despite the 2.7% rise in the average price of purchases in local currency and the 7.0% increase in physical energy purchases, amounting to 17,739 GWh in 2007. Energy losses attributable to theft and vandalism rose slightly from 10.5% in 2006 to 10.7% in 2007.

The operating costs for Edelnor in Peru fell by 9.1%, mainly due to a 7.2% fall in the average price of energy bought, in local currency terms, and the effect of the BT 64 conversion which represents a decrease in operating costs of Ch$15.7 billion in Chilean pesos. This was partially offset by the 6.5% increase in physical energy purchases which amounted to 5,657 GWh in 2007. Physical losses declined from 8.2% in 2006 to 8.1% in 2007.
The operating costs for Ampla in Brazil decreased by Ch$72.1 billion (15.9%). The BT 64 effect produced Ch$23.1 billion of reduced costs. The charge for depreciation of fixed assets declined by Ch$10.8 billion in 2007 and the cost of services provided to third parties decreased by Ch$48.1 billion as, according to a resolution by Aneel, the accounts of CCC, CDE and PROINFA (specific taxes applicable to the electric sector in Brazil), which in 2006 were classified as costs, are deducted from income effective from 2007. This is partially offset by larger physical purchases of 339 GWh and a 1.9% rise in the average purchase price in local currency. Physical energy losses fell from 21.9% in 2006 to 21.4% in 2007 as a result of various projects that the Company is promoting to reduce such losses.
The operating costs for Coelce decreased by 1.3%, in 2007, mainly due to the BT 64 effect which represents a fall of Ch$12.8 billion, partially offset by an increase in energy purchases of Ch$13.7 billion due to a 6.2% rise in physical purchases, amounting to 8,257 GWh, and a 5.2% rise in the average price of bought energy in local currency. Physical energy losses were 12.5% in 2007, down from 13.0% in 2006.
The operating costs of Codensa in Colombia increased by 8.3% in 2007, mainly due to a rise of Ch$23.2 billion in the cost of energy because of the 6.2% increase in purchases of energy and the 7.8% increase in the average purchase price in local currency, and an increase in other operating costs of Ch$7.9 billion. The effect of BT 64 was a net Ch$5.5 billion of lower costs. Physical energy losses were 8.7% in 2007, compared to 8.9% in 2006.
Operating costs of non-electrical subsidiaries
The operating costs of our non-electrical subsidiaries declined by 7.6% in 2007, mainly due to the reduction in costs of Ch$15.7 and Ch$4.1 billion respectively by CAM and Synapsis, following the termination of projects carried out in 2006.
Selling and administrative expenses
Selling and administrative expenses relate to compensation, administrative expenses, depreciation and amortization, bad debts, and office materials and supplies.
The following table details selling and administrative expenses as a percentage of our consolidated selling and administrative expenses:

	Years ended December 31,
	2006	2007
	(percentage of total costs of selling and administrative expenses)
General administrative expenses	43.3%	38.4%
Salaries	40.9%	38.1%
Uncollectible accounts	7.7%	17.3%
Depreciation and amortization	7.5%	5.6%
Materials and office supplies	0.6%	0.5%

	100.0%	100.0%

The following table details selling and administrative expenses for the years 2006 and 2007, and the percentage changes between one year and the other:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	50,484	49,139	-1,345	-2.7%
Edesur (Argentina)	38,206	41,146	2,940	7.7%
Distrilima/Edelnor (Peru)	21,442	19,937	-1,505	-7.0%
Ampla (Brazil)	18,461	35,252	16,791	91.0%
Investluz/Coelce (Brazil)	36,812	46,884	10,072	27.4%
Codensa (Colombia)	14,178	15,629	1,451	10.2%

Total selling and administrative expenses from distribution business	179,583	207,987	28,404	15.8%

Generation Business
Endesa and subsidiaries (Chile)	20,020	18,218	-1,802	-9.0%
Endesa Costanera (Argentina)	2,388	2,506	118	4.9%
El Chocón (Argentina)	1,128	1,223	95	8.4%
Cachoeira Dourada (Brazil)	2,240	2,550	310	13.8%
Endesa Fortaleza (Brazil)	1,687	1,606	-81	-4.8%
Emgesa (Colombia)	4,925	5,021	96	1.9%
Edegel (Peru)	12,719	8,898	-3,821	-30.0%

Total selling and administrative expenses from generation business	45,107	40,022	-5,085	-11.3%

Transmission Business
CIEN (Brazil)	6,000	4,374	-1,626	-27.1%

Total selling and administrative expenses from transmission business	6,000	4,374	-1,626	-27.1%

Non-electricity subsidiaries(1)	47,446	50,212	2,766	5.8%

Total operating costs from non-electricity subsidiaries (Chile)	47,446	50,212	2,766	5.8%

Less: intercompany transactions	-36,609	-35,351	1,258	-3.4%

Total selling and administrative expenses	241,527	267,244	25,717	10.6%

(1)	Includes the selling and administrative expenses of CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis holding and the investment vehicles.
Selling and administrative expenses increased by 10.6%, mainly due to increases for Coelce and Ampla, as a result of better estimation of the recovery of the ARTE regulatory assets and higher uncollectible debts.

Non-operating results
The following table shows the non-operating results for the years 2006 and 2007 and the percentage change between one year and the other:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Net interest expense	-280,336	-290,878	-10,542	3.8%
Net income from related companies	5,412	-54,761	-60,173	n.a.
Net other non-operating income (expense)	-111,089	-149,389	-38,300	34.5%
Net monetary exposure	7,029	-4,017	-11,046	n.a.
Goodwill amortization	-60,045	-59,814	231	-0.4%

Non-operating expense	-439,029	-558,859	-119,830	-27.3%

The interest expense, net of interest income, increased by 3.8% as a result of the higher level of debt during the year, principally in our subsidiaries Ampla, Codensa and Edelnor, and lower interest income due to reduced deposits and negative restating due to lower applicable rates in Brazil. There was also an increase of Ch$7.4 billion of interest due to fines for quality service in our subsidiary Edesur, which have been restated for both tariff increases and accrued interests.
The results of our equity investments show a decrease of Ch$60.2 billion, mainly due to the impairment provision of Ch$48.9 billion (Ch$29.3 billion net of minority interest) plus the recognition of the loss in Inversiones Gas Atacama Holding of Ch$10.2 billion, as a result of the non-receipt of gas from Argentina and the high costs of generation that the company has had to withstand.
Other non-operating expenses show an increased loss of Ch$38.3 billion due to:
•	Net losses of Ch$114.5 billion from the conversion adjustment according to Chilean regulations as contained in BT 64, principally of the subsidiaries in Brazil, Colombia and Peru (Ch$35.8 billion, net of minorities); and

•	Reduced gain on sales of fixed assets of Ch$21.1 billion, which relates to the sale made in 2006 by Ampla of former generation assets and a higher equity tax charge in Colombia of Ch$18.6 billion.
The above was partly offset by:
•	Reduced write-off of receivables in CIEN made in 2006 on the renegotiation of the contract with Copel for Ch$32.8 billion;

•	Income from previous years’ tariff adjustment in Edesur for Ch$27.8 billion;

•	Reduced provisions for contingencies and litigation of Ch$21.1 billion, principally in Ampla, Coelce and CIEN;

•	Reduced expenses, related to energy efficiency programs of Brazilian subsidiaries, of Ch$11.9 billion;

•	Gain in CIEN for settlement of contract with Cemsa for Ch$8.1 billion; and

•	Reduced allowance for obsolescence and write-offs of fixed assets for Ch$6.5 billion.
Price-level restatements show a negative change of Ch$12,110 million, mainly due to the effect of higher inflation in 2007 of 7.4%, compared to 2.1% the year before. This change has an effect on the non-monetary assets and liabilities and those monetary items, mainly debt, denominated in U.F., plus the restatement of income statement accounts.

Exchange differences as of December 31, 2007 show a positive change of Ch$1,064 million, passing from Ch$5,722 million in 2006 to Ch$6,786 million in 2007. This is the result of the Company’s mismatched position in Chile of dollar-denominated Assets/Liabilities in both years.
Net income
The following table details net income for the periods indicated:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Operating income	1,131,631	1,255,567	123,936	11.0%
Non-operating income	-439,029	-558,859	-119,830	27.3%

Net income before taxes, minority interest and negative goodwill amortization	692,602	696,708	4,106	0.6%
Current tax (expense) benefit	-102,257	-253,148	-150,891	147.6%
Minority interest	-289,750	-259,606	30,144	-10.4%
Amortization of negative goodwill	6,527	4,422	-2,105	-32.3%

Net income	307,122	188,376	-118,746	-38.7%

Income taxes in 2007 increased by Ch$150.9 billion over 2006, passing from Ch$102.3 billion in 2006 to Ch$253.1 billion in 2007.
The following table shows the detail of income taxes:

	Years ended December 31,
	2006	2007	Change	% Change
	(in million of Ch$)
Current tax (expense) benefit	-254,849	-206,547	48,302	-19.0%
Deferred tax (expense) benefit	152,592	-46,601	-199,193	n.a.

Income tax expense	-102,257	-253,148	-150,891	147.6%

Income tax expense decreased by Ch$48.3 million, mainly due to reduced provisions for income tax in Enersis on a stand-alone basis (Ch$13.9 billion), and our subsidiaries Emgesa (Ch$19.9 billion), Endesa Chile (Ch$21.6 billion), Codensa (Ch$14.8 billion), Coelce (Ch$7.0 billion) and Ampla (Ch$6.4 billion), partially offset by increases in Edesur (Ch$15.5 billion), Pehuenche (Ch$13.5 billion) and El Chocón (Ch$5.8 billion).
Deferred taxes, which do not represent cash flows, show a negative change mainly derived from the effect recognized in 2006 in Chilectra (formerly Elesur) for Ch$140.8 billion, following the merger between Elesur and Chilectra, and the sale of the offices of Elesur, which led to the reversal of the valuation provision for its tax losses accumulated in previous years. Other important changes were in Ampla (Ch$30.8 billion), CIEN (Ch$21.6 billion), Emgesa (Ch$14.2 billion) and Codensa (Ch$13.0 billion), partially offset by El Chocón (Ch$8.0 billion), Edegel (Ch$7.2 billion), Endesa Chile (Ch$3.3 billion) and Coelce (Ch$2.6 billion).
The gain from the amortization of negative goodwill declined to Ch$4.4 billion as of December 31, 2007. The reduced amortization is mainly due to the end of the negative goodwill generated on the first purchase of shares in Emgesa (Betania), which effect is a reduced amortization of Ch$1.8 billion.
As a result of the above, our consolidated net income declined from Ch$307.1 billion in 2006 to Ch$188.4 billion in 2007, a decrease of Ch$118.7 billion, or 38.7%.

Enersis’ Results of Operations for the Years Ended
December 31, 2005 and December 31, 2006
Overview
Our 2006 results, when compared to those of 2005, were primarily affected by the following factors:
Our operating income increased by Ch$241.7 billion, or 27.2%, to Ch$1,131.6 billion in 2006. As of October 2005, with the creation of the Endesa Brasil holding company, Enersis began consolidating Endesa Fortaleza and CIEN. If we were to give pro forma effect to such consolidation as of January 1, 2005 for comparative purposes, operating income would have increased by 18.7%. See note 2(a)(iii) to our Consolidated Financial Statements. If we were to eliminate the positive impact in pesos of the 3.7% depreciation of the peso against the United States dollar (from Ch$512.50 per dollar as of December 31, 2005 to Ch$532.39 per dollar as of December 31, 2006), operating income would have increased by 16.7%. We believe that it is helpful to eliminate the effects of the appreciation of the peso against the dollar and to give pro forma effect to the formation of Endesa Brasil in order to understand the underlying trends in our operating income. (For a reconciliation of these non-GAAP measures to Chilean GAAP, see “ — B. Liquidity and Capital Resources — Reconciliation of non-GAAP measures to Chilean GAAP 2005-2006” below.)
Physical sales in our distribution companies increased by 5.5% to 58,280 GWh in 2006. Physical sales in generation increased by 19.0% to 70,204 GWh. These increases reflect a continued economic recovery in all the economies of the countries in which we operate. Our number of distribution clients increased by 3.2% to 11.6 million in 2006.
Tax expenses decreased by Ch$88.7 billion, from Ch$191.0 billion in 2005 to Ch$102.3 billion in 2006, partly due to Ch$203.3 billion of non-cash deferred income tax benefit recorded. This deferred income tax benefit is primarily attributable to the merger of Chilectra and Elesur which gave the surviving entity the ability to utilize previously provisioned tax loss carryforwards, which was partially offset by Ch$114.6 billion in tax expenses, as a result of additional taxable income from our foreign subsidiaries.

Operating income

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	126,299	125,806	-493	-0.4%
Edesur (Argentina)	4,015	-4,378	-8,393	n.a.
Distrilima/Edelnor (Peru)	31,931	41,434	9,503	29.8%
Ampla (Brazil)	87,849	102,701	14,852	16.9%
Investluz/Coelce (Brazil)	52,828	92,954	40,126	76.0%
Codensa (Colombia)	118,141	145,368	27,227	23.0%

Total operating income from distribution business	421,063	503,885	82,822	19.7%

Generation Business
Endesa and subsidiaries (Chile)	205,902	309,807	103,905	50.5%
Endesa Costanera (Argentina)	-2,290	5,254	7,544	n.a.
El Chocón (Argentina)	15,537	32,552	17,015	109.5%
Cachoeira Dourada (Brazil)	25,665	31,733	6,068	23.6%
Endesa Fortaleza (Brazil)(1)	16,845	56,418	39,573	234.9%
Emgesa (Colombia)	114,008	117,149	3,141	2.8%
Betania (Colombia)	18,179	13,160	-5,019	-27.6%
Edegel (Peru)	59,021	59,646	625	1.1%

Total operating income from generation business	452,867	625,719	172,852	38.2%

Transmission Business
CIEN (Brazil)(1)	14,325	-814	-15,139	n.a.

Total operating income from transmission business	14,325	-814	-15,139	n.a.

Non-electricity subsidiaries(2)	3,246	182	-3,064	-94.4%

Total operating income from non-electricity subsidiaries (Chile)	3,246	182	-3,064	-94.4%

Less: intercompany transactions	-1,538	2,659	4,197	n.a.

Total operating income	889,963	1,131,631	241,668	27.2%

(1)	Corresponds to operating income for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating income for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

The table below breaks down operating income by segment for the years ended December 31, 2005 and 2006:

	Years ended December 31,
	(in million of Ch$)
									Interco.
	Generation		Transmission		Distribution		Other		Transactions		Total
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Operating revenues	1,257,582	1,580,736	30,731	154,549	2,451,089	2,717,257	228,832	268,300	-434,784	-564,997	3,533,450	4,155,845
Operating costs	-760,978	-909,910	-14,990	-149,363	-1,831,412	-2,033,790	-186,458	-220,672	394,322	531,048	-2,399,516	-2,782,687
Selling and administrative expenses	-43,737	-45,107	-1,416	-6,000	-198,613	-179,583	-39,128	-47,446	38,923	36,609	-243,971	-241,527

Operating income	452,867	625,719	14,325	-814	421,064	503,884	3,246	182	-1,539	2,660	889,963	1,131,631

Revenues from operations
Our revenues from operations are derived principally from electricity generation and distribution. Generation revenues are derived primarily from the sale of electricity that we generate. Distribution revenues are derived primarily from the resale of electricity purchased from generators. Resale of electricity revenues consists of revenues related to the recovery of the cost of wholesale electricity purchased from electricity generation companies and Value Added from Distribution, or VAD, revenues, which relate to the recovery of costs and return on investment with respect to distribution assets as well as allowed losses under tariff regulations. Other revenues from our distribution services consist of charges related to new connections and maintenance and leases of meters.

Generation/Transmission business
The table below presents the generation business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2005 and 2006:

	Physical sales during
	years ended December 31,
	2005	2006	Change	% Change
	(GWh)
Endesa Chile (Chile)	20,731	20,923	192	0.9%
Endesa Costanera (Argentina)	8,466	8,736	270	3.2%
El Chocón (Argentina)	4,113	5,191	1,078	26.2%
Edegel (Peru)	4,600	6,766	2,166	47.1%
Emgesa (Colombia)(1)	12,358	12,273	-85	-0.7%
Betania (Colombia)	2,737	3,054	317	11.6%
Cachoeira Dourada (Brazil)	3,867	4,177	310	8.0%
Endesa Fortaleza (Brazil)(2)	678	2,690	2,012	296.8%
Cien (Brazil)(2)	1,467	6,394	4,927	335.9%

Total	59,017	70,204	11,187	19.0%

(1)	In 2005, 18 GWh of inter-company sales are included.

(2)	Corresponds to sales for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.
Distribution business
The table below presents the distribution business segment breakdown for physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2005 and 2006:

	Physical sales during
	years ended December 31,
	2005	2006	Change	% Change
	(GWh)
Chilectra (Chile)	11,851	12,377	526	4.4%
Edesur (Argentina)(1)	14,018	14,837	819	5.8%
Edelnor (Peru)	4,530	4,874	344	7.6%
Ampla (Brazil)	8,175	8,668	493	6.0%
Coelce (Brazil)	6,580	6,769	189	2.9%
Codensa (Colombia)(1)	10,094	10,755	661	6.5%

Total	55,248	58,280	3,032	5.5%

(1)	Includes toll revenues.

The table below presents, for the periods indicated, the breakdown of our operating revenues and percentage change from period to period.

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	650,860	714,164	63,304	9.7%
Edesur (Argentina)	257,190	266,775	9,585	3.7%
Distrilima/Edelnor (Peru)	212,102	230,127	18,025	8.5%
Ampla (Brazil)	521,740	573,827	52,087	10.0%
Investluz/Coelce (Brazil)	368,909	449,269	80,360	21.8%
Codensa (Colombia)	440,288	483,097	42,809	9.7%

Total operating revenues from distribution business	2,451,089	2,717,259	266,170	10.9%

Generation Business
Endesa and subsidiaries (Chile)	583,467	678,319	94,852	16.3%
Endesa Costanera (Argentina)	128,592	186,588	57,996	45.1%
El Chocón (Argentina)	43,342	66,248	22,906	52.8%
Cachoeira Dourada (Brazil)	55,970	67,258	11,288	20.2%
Endesa Fortaleza (Brazil)(1)	33,211	107,607	74,396	224.0%
Emgesa (Colombia)	241,100	254,649	13,549	5.6%
Betania (Colombia)	42,876	39,439	-3,437	-8.0%
Edegel (Peru)	129,024	180,628	51,604	40.0%

Total operating revenues from generation business	1,257,582	1,580,736	323,154	25.7%

Transmission Business
CIEN (Brazil)(1)	30,731	154,549	123,818	402.9%

Total operating revenues from transmission business	30,731	154,549	123,818	402.9%

Non-electricity subsidiaries(2)	228,832	268,298	39,466	17.2%

Total operating revenues from non-electricity subsidiaries (Chile)	228,832	268,298	39,466	17.2%

Less: intercompany transactions	-434,784	-564,997	-130,213	29.9%

Total operating revenues	3,533,450	4,155,845	622,395	17.6%

(1)	Corresponds to operating revenues for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating revenues for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

Generation business revenues from operations
Revenues from 2006 sales in Chile increased by Ch$94.8 billion, or 16.3%, primarily due to a 0.9% increase in physical sales, reaching 20,923 GWh, as well as to a 0.3% increase in average sales prices. The physical sales increase is attributable primarily to an increase in energy production of 6.4%, reflecting the greater hydroelectric generation. During 2006, Endesa Chile and its Chilean subsidiaries sold 4,991 GWh on the spot market, at an energy price of $48.1 per MWh. Regarding average sales prices, we have to consider both the effect of the physical energy sales to regulated customers, which are subject to a new energy matrix recognized in the tariff-setting process, as well as the regulated customers’ average price increase of 12.7%, from $25.3 per kWh in 2005 to $28.5 per kWh in 2006. Both of these effects, together, led to a 0.3% increase in average sales prices.
In Argentina, Endesa Costanera’s revenues increased by 45.1%, from Ch$128.6 billion in 2005 to Ch$186.6 billion in 2006. The increase is attributable primarily to the volume of physical energy sales for Endesa Costanera, which increased by 3.2% in 2006, reaching 8,736 GWh, compared to 8,466 GWh in 2005, due to higher demand and the supply of fuel oil. In addition, energy prices increased due to the increased cost recognition associated with fuel. In this sense, spot prices increased by 6.7% in local currency. The BT 64 conversion effect, as a consequence of the 5.1% depreciation of the Argentine peso, partially offset by the 3.7% depreciation of the peso, is Ch$7.3 billion in lower revenues.
Argentina’s El Chocón increased revenues by Ch$22.9 billion, or 52.8%, primarily because physical sales increased by 26.2%, reaching 5,191 GWh in 2006, which is explained by the improved hydrological conditions of the Comahue zone, as well as to higher prices in 2006. The net effect of the depreciation of both Argentine currency and pesos against the dollar, led to Ch$2.6 billion in lower revenues.
In Colombia, Emgesa’s revenues increased by 5.6%, from Ch$241.1 billion in 2005 to Ch$254.6 billion in 2006, primarily due to a 7.5% increase in average sales prices in local currency, partially offset by a 0.7% decrease in physical sales. The BT 64 conversion effect led to Ch$0.1 billion of higher operating revenues.
Also in Colombia, Betania’s 2006 revenues decreased by Ch$3.4 billion, or 8.0%, due to a 4.0% decrease in average sales prices in local currency, partially offset by an 11.6% increase in physical sales, reaching 3,054 GWh in 2006. The BT 64 effect on the operating revenues had a net effect of Ch$0.1 billion of higher operating revenues.
In Brazil, Cachoeira Dourada’s revenues increased by 20.2%, from Ch$56.0 billion in 2005 to Ch$67.3 billion in 2006, primarily due to an 8.0% increase in physical sales, reaching 4,177 GWh, partially offset by a 1.8% decrease in sales prices in local currency terms. The BT 64 effect resulted in Ch$8.7 billion of higher revenues.
Commencing October 2005, with the creation of our holding company, Endesa Brasil, Enersis consolidated with Endesa Fortaleza, among others. Endesa Fortaleza’s 2006 operating revenues amounted to Ch$107.6 billion, a decrease of 5.8% over Ch$114.4 billion in 2005, primarily due to a 7.3% decrease in the average sales price in local currency in 2006. The BT 64 effect led to Ch$13.4 billion in higher revenues. Physical sales amounted to 2,690 GWh for all of 2006, unchanged since 2005 because Endesa Fortaleza has only one contract with its single client, Coelce. In 2005, Enersis recognized consolidated operating revenues from Endesa Fortaleza of Ch$33.2 billion only for the last quarter, with 678 GWh in sales.
In Peru, Edegel’s revenues increased by 40.0%, from Ch$129.0 billion in 2005 to Ch$180.6 billion in 2006, primarily due to an increase of 47.1% in higher physical sales, reaching 6,766 GWh in 2006, which was partially offset by a decrease of 4.2% in average prices. The average sales price decreased from Ch$25.8 per kWh in 2005 to Ch$24.7 per kWh in 2006. The BT 64 effect led to Ch$3.9 billion in higher revenues.

Transmission business operating revenues
Enersis began consolidating CIEN through Endesa Brasil in the last quarter of 2005. CIEN’s revenues for 2006 amounted to Ch$154.5 billion, a 7.7% increase in relation to the prior year. CIEN sold 6,394 GWh in 2006, a 2.6% decrease from 2005, at average sales prices 37.6% lower than in the prior year. For the last quarter of 2005, Enersis recognized consolidated operating revenues arising from CIEN in an amount of Ch$30.7 billion, and physical sales of 1,467 GWh. For further detail, please see “Item 4. Information on the Company — B. Business Overview — Business Strategy — Electricity Generation” and “ — Operations in Argentina” and also see “Item 4. Information on the Company — Business Overview — Electricity Transmission — CIEN.”
Distribution business revenues from operations
In Chile, Chilectra’s 2006 operating revenues were Ch$714.2 billion, an increase of Ch$63.3 billion, or 9.7% compared to 2005, primarily because energy-related average prices increased 5.7% due to the increase in the node price. In addition, there was a 4.4% increase in physical sales, which reached 12,377 GWh in 2006. Non-energy revenues associated with ancillary services increased by Ch$3.4 billion, or 6.9%, to Ch$52.7 billion in 2006, compared with Ch$49.3 billion in 2005, primarily as a result of an increase in fees from electric line relocating services. The increase in physical sales is partially attributable to a 2.0% increase in average per capita consumption in Chilectra’s concession area and the total number of customers increased by 33,159 customers, or 2.4%.
In Argentina, Edesur’s 2006 operating revenues were Ch$266.8 billion, an increase of Ch$9.6 billion, or 3.7%, compared to 2005, primarily because of a 5.8% increase in physical sales, which reached 14,837 GWh in 2005. Average per capita consumption increased by 4.4%, and the total number of customers increased by 30,813 customers, or 1.4%, which in turn was partially offset by a 0.7% decrease in the average sales price in local currency. The 2006 BT 64 conversion effect using the average monthly exchange rate of the Argentine peso against the dollar, and subsequently converting to pesos at the year-end exchange rate, as a consequence of the 5.1% depreciation of the Argentine peso, partially offset by the 3.7% depreciation of the peso against the dollar in 2006, amounted to Ch$8.9 billion in lower revenues.
In Peru, operating revenues of our subsidiary Distrilima, which consolidates Edelnor, increased by Ch$18.0 billion, or an 8.5% increase, in 2006 compared to 2005, primarily due to a 7.6% increase in physical sales, which reached 4,874 GWh in 2006. Average per capita consumption increased by 4.6% in 2006, while average sales prices decreased by 3.0% in local currency. The 2006 BT 64 conversion effect, using the average monthly exchange rate of the Peruvian sol against the dollar, and subsequently converting to pesos at the year-end exchange rate, as a consequence of the 0.9% appreciation of the Peruvian sol and the additional 3.7% depreciation effect of the peso against the dollar in 2006, amounted to Ch$5.8 billion in higher revenues.
In Brazil, revenues associated with Ampla increased by Ch$52.1 billion in 2006, or 10.0%, primarily due to a 5.5% increase in the average sales price in local currency, and to an increase of 6.0% in physical sales, reaching 8,668 GWh. The 2006 BT 64 conversion effect using the average exchange rate of the Brazilian real against the dollar, and subsequently converting to pesos at the year-end exchange rate, increased as a consequence of the 10.7% appreciation of the real, and the additional 3.7% depreciation of the peso against the dollar in 2006, amounted to Ch$72.4 billion in higher revenues. Ampla’s customer base increased by 4.5%, from 2.2 million in 2005, to 2.3 million in 2006.
Also in Brazil, Coelce’s 2006 revenues increased by Ch$80.4 billion, or 21.8%, primarily due to a 4.8% increase in the average sales price in local currency as well as a 2.9% increase in physical sales, which reached 6,769 GWh. In Coelce the effect of the variation of the Brazilian real against the peso in the conversion to Chilean GAAP meant higher operating revenues of Ch$54.3 billion. Coelce’s clients increased by 4.3%, from 2.4 million customers in 2005 to 2.5 million in 2006.

In Colombia, Codensa’s 2006 revenues increased by Ch$42.8 billion, or 9.7%, primarily due to a 6.5% increase in physical sales, to 10,755 GWh in 2006, as well as to a 1.2% increase in average sales prices in local currency. The 2006 BT 64 effect of the 1.6% depreciation of the Colombian peso and the 3.7% depreciation of the peso had a net effect of Ch$9.0 billion of higher operating revenues. Codensa’s clients increased by 3.2%, to 2.14 million in 2006, while average per capita electricity consumption increased by 3.3% from 4.87 MWh in 2005 to 5.03 MWh in 2006.
Revenues from non-electricity subsidiaries
Revenues arising from our non-electricity subsidiaries increased by Ch$39.5 billion in 2006, a 17.2% increase compared to 2005, primarily explained by Ch$14.3 billion in higher income from CAM, which was explained by the increase in sales of engineering services and sales of materials for Ch$14.0 billion. Higher operating revenues from IMV amounting to Ch$11.3 billion is explained by the increase in the real estate sales of the ENEA project, the increase in operating revenues of Synapsis for Ch$8.3 billion, and the revenue increase of our subsidiary Ingendesa for Ch$5.3 billion with its engineering services.
Operating costs
Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, tolls paid to transmission companies, maintenance expenses, salaries, and fuel purchases.
The table below sets forth the breakdown of the costs described above as a percentage of our total costs of operations for the years ended December 2005 and 2006:

	Years ended December 31,
	2005	2006
	(percentage of total costs of
	operations)
Electricity purchases	47.7%	45.8%
Depreciation and amortization	16.3%	15.7%
Fuel purchases	9.8%	10.9%
Operating cost and maintenance	9.2%	8.7%
Transmission tolls	6.0%	5.9%
Salaries	5.7%	5.4%
Other expenses	5.3%	7.6%

	100.0%	100.0%

The table below sets forth the breakdown of costs of operations for the years ended December 31, 2005 and 2006.

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	477,713	537,874	60,161	12.6%
Edesur (Argentina)	221,155	232,947	11,792	5.3%
Distrilima/Edelnor (Peru)	160,669	167,251	6,582	4.1%
Ampla (Brazil)	409,647	452,665	43,018	10.5%
Investluz/Coelce (Brazil)	260,236	319,503	59,267	22.8%
Codensa (Colombia)	301,993	323,551	21,558	7.1%

Total operating costs from distribution business	1,831,413	2,033,791	202,378	11.1%

Generation Business
Endesa and subsidiaries (Chile)	354,112	348,492	-5,620	-1.6%
Endesa Costanera (Argentina)	128,833	178,946	50,113	38.9%
El Chocón (Argentina)	26,870	32,568	5,698	21.2%
Cachoeira Dourada (Brazil)	28,451	33,285	4,834	17.0%
Endesa Fortaleza (Brazil)(1)	15,850	49,502	33,652	212.3%
Emgesa (Colombia)	121,912	133,337	11,425	9.4%
Betania (Colombia)	24,195	25,517	1,322	5.5%
Edegel (Peru)	60,755	108,263	47,508	78.2%

Total operating costs from generation business	760,978	909,910	148,932	19.6%

Transmission Business
CIEN (Brazil)(1)	14,990	149,363	134,373	896.4%

Total operating costs from transmission business	14,990	149,363	134,373	896.4%

Non-electricity subsidiaries(2)	186,458	220,670	34,212	18.3%

Total operating costs from non-electricity subsidiaries (Chile)	186,458	220,670	34,212	18.3%

Less: intercompany transactions	-394,323	-531,047	-136,724	34.7%

Total operating costs	2,399,516	2,782,687	248,798	10.4%

(1)	Corresponds to operating costs for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes operating costs for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.

Generation business operating costs
Operating costs in Chile decreased by Ch$5.6 billion, or 1.6%, in 2006. The higher thermal generation during the last quarter of 2006, considering the natural gas supply interruptions from Argentina, led to higher fuel and fixed costs resulting in a Ch$13.4 billion increase for the year, although the good hydrology translated into Ch$14.0 billion in lower costs of purchases of energy and power. The average generation variable cost, except for electricity purchases, decreased by 2.1%, from Ch$9.0 per kWh in 2005 to Ch$8.8 per kWh in 2006, due to the increase of 8.8% in hydroelectric generation in Chile. The cost of electricity purchases decreased from Ch$71.7 billion in 2005 to Ch$57.8 billion in 2006, primarily due to a 42.0% decrease of the physical purchase of energy, while the average purchase price increased from Ch$29.4 per kWh in 2005 to Ch$40.9 per kWh in 2006.
Operating costs for Endesa Costanera, in Argentina, increased by 38.9% in 2006, to Ch$178.9 billion, primarily due to a 3.7% increase in thermal generation, reaching 8,709 GWh in 2006. Fuel costs increased by Ch$48.6 billion, primarily due to fuel oil electric generation. The higher use of fuel oil was a consequence of the decrease in the supply of Argentine natural gas. The generation average variable cost, excluding electricity purchase costs, increased from Ch$7.9 per kWh in 2005 to Ch$10.6 per kWh in 2006, due to higher fuel costs. The purchases of electricity increased by Ch$0.4 billion during 2006 mainly due to the average purchase price increase, from Ch$15.1 per kWh in 2005 to Ch$21.6 per kWh in 2006. The BT 64 effect led to Ch$5.7 billion in lower costs.
Operating costs for El Chocón, in Argentina, increased by 21.2% in 2006, to Ch$32.6 billion, primarily due to a 28.2% increase in generation, reaching 5,041 GWh in 2006. The higher production in 2006 caused an increase in the toll and energy transport costs, as well as a higher operator fee. The BT 64 net effect came to Ch$0.5 billion in lower costs.
Operating costs for Emgesa, in Colombia, increased by 9.4%, to Ch$133.3 billion in 2006 from Ch$121.9 billion in 2005. Total physical generation was 6.1% higher in 2006, or 596 GWh, which was caused by an increase of 491 GWh in hydroelectric energy and a 105 GWh increase in thermoelectric generation. This explains an increase in the fuel cost of Ch$1.6 billion, as well as Ch$7.5 billion in incremental transport and toll expenses. Energy purchase costs decreased by Ch$1.6 billion as a result of 670 GWh in lower purchases, for a total of 2,034 GWh purchased in 2006. The BT 64 net effect resulted in Ch$0.4 billion in higher operating costs.
Operating costs for Betania, also in Colombia, increased by Ch$1.3 billion, or 5.5%, reaching Ch$25.6 billion in 2006. This is primarily due to greater energy purchases of Ch$1.1 billion as a result of higher purchases of 245 GWh, for a total of 850 GWh purchased in 2006. The BT 64 net effect resulted in Ch$0.1 billion in higher operating costs.
Operating costs for Cachoeira Dourada, in Brazil, increased by Ch$4.8 billion, or 17%, reaching Ch$33.3 billion in 2006. This was primarily due to the greater variable costs and transmission toll costs. Production increased by 60.3%, reaching 4,241 GWh in 2006. The BT 64 effect led to Ch$2.4 billion of higher costs.
Operating costs for Endesa Fortaleza, in Brazil, decreased by Ch$5.6 billion, or 10.1%, from Ch$55.1 billion in 2005 to Ch$49.5 billion in 2006, primarily due to lower variable costs, which decreased by Ch$7.1 billion as a result of the lower fuel purchases of Ch$19.2 billion. The decrease in variable costs was partially offset by the higher energy purchase costs given by the increase of 85.2% on the average prices expressed in local currency. Production increased by 4.6%, reaching 248 GWh in 2006. The BT 64 effect amounted to Ch$7.7 billion in higher costs. In 2005, Enersis recognized operating costs of Ch$15.8 billion for Endesa Fortaleza only for the last quarter, while these costs amounted to Ch$49.5 billion for all of 2006.

Operating costs in Edegel, in Peru, increased by 78.2%, or Ch$47.5 billion, reaching Ch$108.3 billion in 2006 compared to Ch$60.8 billion in 2005, primarily due to the increase of Ch$26.8 billion in fuel costs because of a higher thermoelectric generation in a simple cycle for the Ventanilla thermoelectric power plant, as well as an increase of fixed costs of Ch$5.5 billion. Ventanilla was merged into Edegel in 2006. The generation variable average costs, excluding electricity purchases, were Ch$7.7 per kWh in 2006 compared to Ch$5.9 per kWh in 2005. The purchases of electricity, both capacity and energy, increased by Ch$4.9 billion during 2006, primarily due to the average purchase price increase, from Ch$22.7 per kWh in 2005 to Ch$37.3 per kWh in 2006. The BT 64 effect amounted to an increase of Ch$1.7 billion.
Transmission business operating expenses
CIEN’s operating expenses for all of 2006 were Ch$149.4 billion, an 18.8% increase when compared to 2005. The increase is primarily due to an increase in energy purchase costs of Ch$33.8 billion, attributable to an average purchase price increase of 103%, which was partially offset by lower physical purchases of 220 GWh, reaching 6,405 GWh in 2006. The effect in CIEN as a consequence of the appreciation of the Brazilian real and the depreciation of the peso against the dollar was Ch$16.5 billion in higher costs. Enersis recognized Ch$15.0 billion in operating costs for CIEN during the last quarter of 2005 and Ch$149.4 billion in 2006.
Distribution business operating costs
Operating costs in Chile increased by Ch$60.2 billion, or 12.6%, during 2006, primarily due to an increase in costs associated with energy purchases which rose by Ch$53.7 billion. The rise in energy purchase costs can be explained by (i) an increase in physical purchases of 13,088 GWh, or 4.3%, and (ii) an increase in the average price of purchases of 8.8% due to the node price increase. Physical losses in Chile decreased marginally, from 5.5% in 2005 to 5.4% in 2006, because significant reductions can no longer be efficiently made. Chilectra’s physical loss levels cannot be reduced as readily as those of our non-Chilean subsidiaries.
Operating costs for Edesur, in Argentina, increased by Ch$11.8 billion, or 5.3%. This result is primarily explained by an increase in energy purchase cost, which rose by Ch$12.9 billion, due to an increase in the average price of purchases of 7.3%, measured in local currency, which in turn was driven by a 4.9% increase in physical energy purchases, amounting to 16,585 GWh in 2006. Energy losses arising from theft and vandalism decreased from 11.4% in 2005 to 10.5% in 2006. The BT 64 effect led to Ch$5.9 billion in lower costs.
Operating costs for Distrilima, in Peru, increased by Ch$6.6 billion, or 4.1%, primarily due to the higher costs of energy purchased, which rose by Ch$2.3 billion as a result of a 7.1% increase in physical energy purchases, reaching 5,310 GWh in 2006, and a 7.5% decrease in the average price of energy purchased in terms of local currency. The BT 64 effect led to Ch$4.2 billion in higher costs. Physical losses decreased from 8.6% in 2005 to 8.2% in 2006.
Operating costs for Ampla, in Brazil, increased by Ch$43.0 billion, or 10.5%, primarily due to an increase in the cost of energy purchased of Ch$19.9 billion, which is attributable to a 5.3% increase in physical purchases, and a 13.9% decrease in average purchase prices in local currency. On the other hand, the BT 64 effect led to Ch$50.9 billion in higher costs. Physical energy losses fell from 22.4% in 2005 to 21.9% in 2006 as a result of management’s efforts to reduce such losses.
Operating costs in Coelce, also in Brazil, increased by Ch$59.3 billion, or 22.8%, in 2006, due to a Ch$27.5 billion increase in the costs of energy purchased, which was driven by a 3.4% increase in the average price of energy purchased, in local currency, and a 1.6% increase in physical energy purchases. The BT 64 effect led to higher operating costs of Ch$34.5 billion. Physical energy losses were 13.0% in 2006 compared to 14.0% in 2005.

Operating costs in Codensa, in Colombia, increased by Ch$21.6 billion, or 7.1%, in 2006, primarily due to the Ch$11.9 billion increase in the cost of energy purchased due to a 5.9% increase in physical energy purchases. Depreciation expenses increased by Ch$2.0 billion. The BT 64 effect led to a net effect of Ch$7.1 billion in higher costs.
Operating costs for non-electricity subsidiaries
Operating costs for our non-electricity subsidiaries increased Ch$34.2 billion, or 18.3%, in 2006, primarily due to a Ch$14.0 billion and Ch$10.3 billion increase for CAM and Synapsis, respectively, due to their increases in projects and engineering services.
Selling and administrative expenses
Selling and administrative expenses consist principally of salaries, general administrative expenses, depreciation and amortization, uncollectible accounts and materials and office supplies.
The table below sets forth the breakdown of selling and administrative expenses as a percentage of our total selling and administrative expenses:

	Years ended December 31,
	2005	2006
	(percentage of total costs of
	operations)
General administrative expenses	35.3%	43.3%
Salaries	35.1%	40.9%
Uncollectible accounts	20.7%	7.7%
Depreciation and amortization	8.3%	7.5%
Materials and office supplies	0.6%	0.6%

	100.0%	100.0%

The table below sets forth the breakdown of selling and administrative expenses for the years ended on December 31, 2006 and 2005, as well as percentage changes from period to period:

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	46,848	50,484	3,636	7.8%
Edesur (Argentina)	32,020	38,206	6,186	19.3%
Distrilima/Edelnor (Peru)	19,502	21,442	1,940	9.9%
Ampla (Brazil)	24,244	18,461	-5,783	-23.9%
Investluz/Coelce (Brazil)	55,845	36,812	-19,033	-34.1%
Codensa (Colombia)	20,154	14,178	-5,976	-29.7%

Total selling and administrative expenses from distribution business	198,613	179,583	-19,030	-9.6%

Generation Business
Endesa and subsidiaries (Chile)	23,453	20,020	-3,433	-14.6%
Endesa Costanera (Argentina)	2,049	2,388	339	16.5%
El Chocón (Argentina)	935	1,128	193	20.6%
Cachoeira Dourada (Brazil)	1,854	2,240	386	20.8%
Endesa Fortaleza (Brazil)(1)	516	1,687	1,171	226.9%
Emgesa (Colombia)	5,180	4,163	-1,017	-19.6%
Betania (Colombia)	502	762	260	51.8%
Edegel (Peru)	9,248	12,719	3,471	37.5%

Total selling and administrative expenses from generation business	43,737	45,107	1,370	3.1%

Transmission Business
CIEN (Brazil)(1)	1,416	6,000	4,584	323.7%

Total selling and administrative expenses from transmission business	1,416	6,000	4,584	323.7%

Non-electricity subsidiaries(2)	39,128	47,446	8,318	21.3%

Total operating costs from non-electricity subsidiaries (Chile)	39,128	47,446	8,318	21.3%

Less: intercompany transactions	-38,923	-36,609	2,314	-5.9%

Total selling and administrative expenses	243,971	241,527	-2,444	-1.0%

(1)	Corresponds to selling and administrative expenses for the last quarter of 2005 in which Enersis consolidated Endesa Brasil.

(2)	Includes selling and administrative expenses for CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis Holding and investment vehicles.
Consolidated selling and administrative expenses decreased 1.0%, or Ch$2.5 billion, from Ch$244.0 billion in 2005, to Ch$241.5 billion in 2006. This is primarily due to decreases in Coelce of Ch$19.0 billion, in Codensa of Ch$6.0 billion, and of Ch$5.8 billion in Ampla. The decreases are primarily due to lower provisions for uncollectible amounts, which, in the case of Coelce, represented a decrease of Ch$20.6 billion, which affected management’s annual assessment as to the recoverability of regulatory assets recorded in 2001, as provisions in uncollectible debt in 2005. The decrease in uncollectible debt is the result of a write-off for Ch$8.9 billion, which was transferred into a loss during 2006.

Non-operating income (expense)
The table below sets forth non-operating income (expense) for the years ended December 31, 2006 and 2005, and the percentage change from period to period.

	Year ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Net interest expense	-290,075	-280,336	9,739	-3.4%
Net income from related companies	7,397	5,412	-1,985	-26.8%
Net other non-operating income (expense)	-100,050	-111,089	-11,039	11.0%
Net monetary exposure	-12,267	7,029	19,296	n.a.
Goodwill amortization	-60,515	-60,045	470	-0.8%

Non-operating expense	-455,510	-439,029	16,481	-3.6%

Non-operating expenses decreased by Ch$16.5 billion, or 3.6%, from Ch$455.5 billion in 2005, to Ch$439.0 billion in 2006.
Interest expense, net of interest income, decreased from Ch$290.1 billion in 2005 to Ch$280.3 billion in 2006, a reduction of Ch$9.7 billion, or 3.4%. The reduction is a consequence of higher interest income, primarily because of the use of cash surpluses, and a decrease in the average balance of debt during the periods under comparison. This is despite the consolidation of two new entities with their material indebtedness during all of 2006 (CIEN and Endesa Fortaleza) and only three months in 2005.
Income from our unconsolidated affiliates decreased by Ch$2.0 billion, from net income of Ch$7.4 billion in 2005 to Ch$5.4 billion in 2006. This lower gain is primarily attributable to Gas Atacama, with Ch$3.8 billion, partially compensated by the lower loss recognized by CIEN, amounting to Ch$8.5 billion, and the gain in Endesa Fortaleza of Ch$6.4 billion. We started consolidating CIEN and Endesa Fortaleza in October 2005.
•	Other non-operating expenses presents a reduction of Ch$11.0 billion, which contributed to a change in net loss from Ch$100.1 billion in 2005 to a net loss of Ch$111.1 billion in 2006. The primary reasons for this change are detailed below:

•	Write-off in accounts receivable from CIEN due to contract a renegotiation of Ch$32.8 billion with Copel in 2006.

•	Higher expenses due of Ch$13.1 billion to an energy efficiency program promoted by the authorities that affect all the distribution companies in Brazil.

•	Net loss of Ch$10.8 billion due to an accounting adjustment under Chilean GAAP, with the application of the BT 64, mainly from our subsidiaries from Colombia, Brazil and Peru.

•	The aforementioned points were partially compensated by:
•	Higher gains arising from the sales of fixed assets for Ch$20.6 billion, mainly because of the generation asset sales of Ampla.

•	Lower expenses for provisions and contingencies of Ch$17.9 billion.

Net monetary exposure consists of the effects of foreign exchange movements and price level restatement on the balance sheet of Enersis and its consolidated subsidiaries. Net monetary exposure led to losses of Ch$12.2 billion in 2005 compared to a gain of Ch$7.0 billion in 2006. This is primarily explained by the price level restatement effect of Ch$6.8 billion, mainly due to the effect of inflation of 3.6% during 2005 and 2.1% in 2006 over the non-monetary assets and liabilities and the monetary accounts (mainly debt) expressed in UF, and also due to the update of income statement’s accounts. The other positive effect is the exchange difference with a net positive increase of Ch$12.6 billion in 2006, from a loss of Ch$6.9 billion in 2005 where the peso appreciated by 8.1% against the dollar, to a gain of Ch$5.7 billion in 2006, with a 3.7% devaluation of the peso. This reflects a mismatch in the dollar position that the company has kept for both periods.
Net income
The following table sets forth our net income for the periods indicated:

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Operating income	889,963	1,131,631	241,668	27.2%
Non-operating income	-455,510	-439,029	16,481	-3.6%

Net income before taxes, minority interest and negative goodwill amortization	434,453	692,602	258,149	59.4%
Current tax (expense) benefit	-190,984	-102,257	88,727	-46.5%
Minority interest	-185,879	-289,750	-103,871	55.9%
Amortization of negative goodwill	16,993	6,527	-10,466	-61.6%

Net income	74,583	307,122	232,539	311.8%

The sum of operating and non-operating income increased by Ch$258.1 billion, from Ch$434.4 billion in 2005 to Ch$692.6 billion in 2006, representing a 59.4% increase, as explained above.
Income taxes for 2006 decreased by Ch$88.7 billion in relation to 2005, going from Ch$191.0 billion in 2005 to Ch$102.3 billion in 2006.
The table below presents a breakdown of income taxes:

	Years ended December 31,
	2005	2006	Change	% Change
	(in millions of Ch$)
Current tax (expense) benefit	-140,222	-254,849	-114,627	81.7%
Deferred tax (expense) benefit	-50,762	152,592	203,354	n.a.

Income tax expense	-190,984	-102,257	88,727	-46.5%

Current income tax expense increased by Ch$114.6 billion, and is primarily explained by the higher provision for income tax arising from our subsidiaries Coelce (Ch$27.6 billion), Endesa Chile (Ch$18.5 billion), Endesa Fortaleza (Ch$2.6 billion), Pehuenche (Ch$16.2 billion), Codensa (Ch$11.8 billion) and Edelnor (Ch$10.5 billion). This was partially compensated by lower expense in Edesur (Ch$6.1 billion) and Chilectra for (Ch$4.3 billion).
Non-cash deferred tax expense increased by Ch$203.3 billion, primarily attributable to Chilectra (Ch$139.6 billion), which is primarily due to the important recognized effect of Ch$115.1 billion resulting from the merger between Elesur and Chilectra, which caused a reversal in the valuation provision that Elesur had over its accumulated tax losses from prior years. In addition, there are the effects in CIEN (Ch$30.9 billion), Ampla (Ch$18.6 billion), Coelce (Ch$15.1 billion), Emgesa (Ch$13.5 billion), Pehuenche (Ch$11.8 billion) and Codensa (Ch$11.1 billion). This was partially compensated by the negative variation in Edegel (Ch$13.9 billion), Enersis (Ch$10.1 billion) and Endesa Chile (Ch$5.7 billion).

The gain due to the amortization of negative goodwill decreased by Ch$10.5 billion in 2006, going from Ch$17.0 billion in 2005 to Ch$6.5 billion in 2006. The lower amortization is primarily due to the end of the amount outstanding for Edegel amortizations and for the first purchase of Betania’s shares, whose effect is a lower amortization of Ch$4.0 million and Ch$6.2 million, respectively.
As a result of all the foregoing, our consolidated net income increased from Ch$74.6 billion in 2005 to Ch$307.1 billion in 2006, an increase of Ch$232.5 billion, or 311.8%.
B. Liquidity and Capital Resources
We are a holding company with no significant assets other than the stock of our subsidiaries. The following discussion of our cash sources and uses reflects the key drivers of cash flow for Enersis, as they are regularly reported to the holders of our debt and included in financial covenant ratios. (For more information on cash flows from an accounting rather than a financial perspective, please see “Item 18. Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007.”)
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
Cash flows received from non-wholly-owned subsidiaries and affiliates are considered financial investments, and are included as dividends, capital reductions, interest income and intercompany debt amortization.

	2006	2007
	(figures in $ millions)
INITIAL CASH (A)	0.7	25.3

SOURCES (B) + (C)	684.3	876.9

Cash Inflows from Chile (B)	580.3	744.3
Cash Inflows from Operations	348.2	325.1
Interest Income from Chilean Subsidiaries	43.4	43.7
Dividends from Chilean Subs	141.3	266.1
Amortization of Intercompany Loans from Chilean Subsidiaries	47.4	109.4
Other Income from non-operating activities	—	—

Cash Inflows from foreign subsidiaries (C)	104.0	132.6
Interest Income from Foreign Subs	3.1
Dividends from Foreign Subs	17.4	80.2
Capital Reductions	21.3	5.8
Management Fee and Others	0.1	0.2
Intercompany debt amortizations	62.2	46.4

	2006	2007
	(figures in $ millions)
USES (D) + (E)	659.7	833.1

Cash Outflows from Operations (D)	329.3	281.2
Cash Outflows from Operations	297.1	253.5
Taxes	32.2	27.7

Cash Outflows from non-Operating Activities (E)	330.4	551.9
Interest Expenses and Derivative Contracts	84.6	123.5
Dividend Payment	133.4	352.9
Debt Amortization	85.2	75.5
Others	27.2

FINAL CASH (A)+(B)+(C)-(D)-(E)	25.3	69.1
For the twelve-month period ended December 31, 2007, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:
•	$325.1 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•	$43.7 million of interest payments from non-wholly-owned Chilean subsidiaries;

•	$266.1 million of dividends from Chilean subsidiaries, which includes $56.0 million from Chilectra;

•	$109.4 million of intercompany loan payment from Chilean subsidiaries, which includes $90.1 million from Chilectra;

•	$80.2 million from dividends, which includes $47.4 million from our Brazilian subsidiaries and $32.8 million from our Colombian subsidiaries;

•	$5.8 million from capital reductions from our Colombian subsidiaries; and

•	$46.4 million from amortization of intercompany loans from our Brazilian subsidiary Coelce.
The aggregate inflows of cash from these sources amounted to $876.9 million.
For the same twelve-month period ended December 31, 2007, Enersis principal cash outflows totaled $833.1 million, including:
•	$253.5 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•	$27.7 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•	$123.5 million in net interest expense (net of derivatives contracts);

•	$352.9 million dividend payments by Enersis; and

•	$75.5 million of net financial debt amortization (discounting new debt used for refinancing purposes).
As of December 31, 2007, Enersis had $69.1 million in final cash.
For the twelve-month period ended December 31, 2006, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:
•	$348.2 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•	$43.4 million of interest payments from non-wholly-owned Chilean subsidiaries;

•	$141.3 million of dividends from Chilean subsidiaries, which includes $62.2 million from Chilectra;

•	$47.4 million of intercompany loan payment from Chilean subsidiaries, which includes $41.1 million from Chilectra;

•	$3.1 million on interest income from intercompany debt with our Brazilian subsidiaries;

•	$17.4 million from dividends, which includes $13.9 million from our Brazilian subsidiaries and $3.5 million from our Colombian subsidiaries;

•	$21.3 million from capital reductions, which includes $20.8 million from our Colombian subsidiaries; and

•	$62.2 from amortization of intercompany loans from our Brazilian subsidiary Coelce;
The aggregate inflows of cash from these sources amounted to $684.3 million.
For the same twelve-month period ended December 31, 2006, Enersis’ principal cash outflows totaled $659.7 million, including:
•	$297.1 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•	$32.2 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•	$84.6 million in net interest expenses (net of derivative contracts);

•	$133.4 million dividend payments by Enersis;

•	$85.2 million of net financial debt amortization (discounting new debt used for refinancing purposes); and

•	$27.2 million of payment to Endesa Internacional related to the purchase of Elesur.
As of December 31, 2006, Enersis had $25.3 million in final cash.
For a description of liquidity risks related to our holding company status, please see “Item 3. Key Information — D. Risk Factors — We are a holding company and depend on payments from our subsidiaries and affiliates to meet our payment obligations” in this annual report.
We coordinate the overall financing strategy of our majority-owned subsidiaries. Our operating subsidiaries independently develop capital expenditure plans and generally our strategy is to have the operating subsidiaries independently financing capital expansion programs through internally generated funds or direct financings. We also coordinate acquisition financing with respect to distribution operation of Chilectra. We coordinate all generation and transmission acquisition financing with Endesa Chile. For information regarding our commitments for capital expenditures, see “Item 4. Information on the Company — A. History and Development of the Company — Capital Investment Program” and our contractual obligations table set forth below.
On July 3, 2007, Standard & Poor’s upgraded our rating and also the rating for Endesa Chile, to BBB from BBB-, both with “Stable Outlook.” With this rating action, both companies raised their rating risk category based upon their improved financial profile. The upgrade by Standard & Poor’s was mainly attributable to the positive performance of Enersis’ Chilean operations, as well as the adequate debt service coverage. On the other hand, the Stable Outlook was placed due to the stable scenario in the region, with growing electricity tariffs, better economic conditions, a strongly increasing electricity demand and a lower degree of regulatory uncertainty.
We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis, and once in 1994 for Endesa Chile. We have also frequently issued bonds in the international capital markets, mainly for both Enersis and Endesa Chile. Enersis issued $800 million in Yankee Bonds in November 1996, and $350 million in November 2003. Endesa Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which $2.1 billion are currently outstanding.

The following table lists the Yankee Bonds of Enersis and its consolidated subsidiaries outstanding as of December 31, 2007. The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount of $2.9 billion is outstanding as of the date of this report, is 7.9%.

			Aggregate
			Principal
Issuer	Maturity	Coupon	Amount Issued
		(as a percentage)	(in millions)
Endesa Chile through its Cayman Islands Branch	July 15, 2008	7.750	400
Endesa Chile	April 1, 2009	8.500	400
Endesa Chile through its Cayman Islands Branch	August 1, 2013	8.350	400
Endesa Chile through its Cayman Islands Branch	August 1, 2015	8.625	200
Endesa Chile(3) through its Cayman Islands Branch	February 1, 2027	7.875	230
Endesa Chile(1) through its Cayman Islands Branch	February 1, 2037	7.325	220
Endesa Chile(3)	February 1, 2097	8.125	200
Enersis through its Cayman Islands Branch	January 15, 2014	7.375	350
Enersis(3) through its Cayman Islands Branch	December 1, 2016	7.400	350
Enersis(2) through its Cayman Islands Branch	December 1, 2026	6.600	150

(1)	Holders of these Yankee Bonds can exercise a put option against Endesa Chile on February 1, 2009.

(2)	Holders of these Yankee Bonds exercised a put option against Enersis on December 1, 2003 for an aggregate principal amount of $149.1 million, leaving only $0.9 million outstanding.

(3)	In 2001, Enersis and Endesa Chile repurchased an aggregate of $284 million of these Yankee Bonds.
Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to domestic capital markets, where we have issued debt instruments including commercial paper and medium- and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors. As of the date of this report, we are in compliance with our material covenants contained in our debt instruments. In 2001, Endesa Chile issued UF 7.5 million (approximately $180 million at the time of issuance) in 5-year and 21-year local bonds, in each case with an interest rate of 6.2% per annum. In 2001, Enersis also issued UF 6.5 million (approximately $169 million at the time of issuance) in 8-year and 21-year local bonds, each with interest rates of 5.5% and 5.75% per annum, respectively. On October 24, 2003, Endesa Chile issued UF 4 million in 7-year UF denominated bonds with an interest rate of 5.65% per annum, and another UF 4 million in 25-year UF denominated bonds with an interest rate of 6.20% per annum, for an aggregate principal amount of UF 8 million ($214 million at the time of issuance). In 2007, Endesa Chile made an anticipated redemption of its 7-year UF 4 million issuance with interest rate of 5.65% per annum, which was financed through the issuance of a new UF 4 million 20-year bond with an interest rate of 3.8% per annum. For a full description of the local bonds issued by Enersis and Endesa Chile, see “ — Bonds Payable” in note 18 to our consolidated financial statements.
Our companies frequently participate in the commercial bank markets through both bilateral loans and syndicated loans.
Between November 2004 and December 2006, Enersis entered into two senior unsecured syndicated revolving credit facilities through its Cayman Island’s Branch. In the same period, Endesa Chile, acting through its Cayman Island’s Branch, entered into three senior unsecured syndicated revolving credit facilities. These facilities were structured with various banks, for an aggregate amount of $550 million for Enersis and $650 million for Endesa Chile, with maturity dates between 2009 and 2010. The lenders under these facilities may have recourse to a Mandatory Prepayment in the event there is a “Change of Control,” as defined in the agreements. A Change of Control will not be triggered if Endesa Spain remains in the chain of control over Enersis or Endesa Chile. If Endesa Spain is no longer in the chain of control, each lender may demand prepayment subject to certain conditions: under the 2004 facilities, the new controlling entity must have a lower credit rating than Endesa Spain subsequent to the launching of a transaction that would end in an effective Change of Control. In that facility, either the S&P or Moody’s rating for the new controlling entity would have to be worse than that of Endesa Spain. In the 2006 facilities, however, the new controlling entity could have a rating lower than that of Endesa Spain before the initial announcement of the transaction, and no Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch rated the new controlling company by more than one notch, including with respect to outlook, below Endesa Spain’s ratings at such time. In all cases described in this paragraph, a Mandatory Prepayment for Change of Control could only be triggered if lenders representing more than 50% of the corresponding facility so request.

The December 2006 credit facilities do not contain a condition precedent requirement that there should not have occurred any “material adverse effect” (as defined contractually) prior to a disbursement, allowing the companies the flexibility to draw on such revolving facilities under any circumstances.
The undrawn amount of Enersis’ two revolving credit facilities is $200 million as of December 31, 2007. At the same time, the undrawn amount of Endesa Chile’s three revolving credit facilities is $434 million.
All of Enersis and Endesa Chile’s credit facilities include various financial covenants. Enersis and Endesa Chile were in compliance with such financial covenants at the time of this report. Enersis and Endesa Chile’s Yankee Bonds, on the other hand, are not subject to financial covenants.
As is customary for certain credit and capital market debt facilities, a significant portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enersis and Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.
The cross default provision of the revolving credit facilities for Enersis and Endesa Chile refer only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to our most important subsidiaries. There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which vary somewhat from year to year. As of the filing of this annual report, the Enersis Relevant Subsidiaries are Chilectra, Endesa Chile, Endesa Brasil and Ampla, and the Endesa Chile Relevant Subsidiaries are Pehuenche, Cono Sur, Celta and Pangue (Celta and Pangue only apply as Relevant Subsidiaries in the 2004’s Revolving Facility of Endesa Chile). In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.
Yankee Bonds are the most restrictive in terms of cross default provisions, as any matured default of either Enersis, Endesa Chile or any subsidiary could result in a cross default to Enersis and Endesa Chile’s Yankee Bonds if the matured default, on an individual basis, has a principal exceeding $30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so. In the most benign case for Enersis under the 2006 credit facilities only matured defaults exceeding $50 million qualify for a potential cross default.
Certain other customary events of default include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets. The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated by the required lenders thereunder or otherwise pursuant to its terms, after expiration of grace periods if applicable, and after formal notices have been granted.

At the time of this report, our Argentine subsidiary, Endesa Costanera, had not paid the installments due in December 2007 and March 2008 for its supplier credit with Mitsubishi Corporation (“MC”) dating back to 1996. However, in the second quarter of 2008, Endesa Costanera and MC signed agreements for both the December 2007 and March 2008 installments, with payments now rescheduled between 2012 and 2013.
Most of our companies have access to existing credit lines sufficient to meet all of our present working capital needs.
Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earnings criteria and other restrictions. We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no other legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain circumstances. There can be no assurance that legal restrictions will not be imposed or that additional contractual restrictions will not arise in the future. For a description of liquidity risks resulting from our holding company status, please see “Item 3. Key Information — D. Risk factors — We are a holding company and depend on payments from our subsidiaries and affiliates to meet our payment obligations” in this annual report.
In addition to available cash and the undrawn amount of revolving credit facilities mentioned above, as of this report, currently we can draw up to $270 million from unused lines of credit granted by Chilean banks, and Endesa Chile can draw up to another $255 million from similar sources. Our level of consolidated indebtedness increased by 20%, from $7.0 billion as of December 31, 2006, to $8.4 billion as of December 31, 2007. This increase is primarily due to the appreciation during the year of most of the South American exchange rates against the dollar. We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the obligations described in this report. We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.
Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2007 included:
•	Edegel: loan agreements for $50 million for the short and the long term. Edegel also made bond issuances in the Peruvian market for approximately $71 million, with maturities ranging from 4 to 15 years, which were used to refinance and prepay debt, improving contractual conditions and debt maturity.

•	Edelnor: local bonds for approximately $53 million equivalent in local currency with maturities between 5 years and 8 years, which were used to refinance debt. Also, Edelnor signed short-term loans for $195 million, including renovations and new debt, taking advantage of low interest rates.

•	Endesa Costanera: debt refinancing for $70 million with bank loans with medium-term maturity and supplier financing with maturity of 5 years.

•	Edesur: debt prepayment for $65 million with a local bond issuance for approximately $50 million with maturity of 5 years and a medium-term bilateral loan for $15 million. Edesur extended its debt duration and improved interest rate terms. Likewise, in November the company signed an interest rate swap for $15 million to fix the rate of the medium-term bilateral loan.

•	Ampla: 3-year bank loans for $135 million and debt refinancing for $40 million, extending debt maturity from 2 to 5 years and lowering interest rate by 15 basis points. In December, Ampla signed bank loans to refinance bonds due in March 2008, for $163 million with maturities of 5 and 6 years.

•	Endesa Fortaleza: cross currency swap for $25 million, redenominating part of its debt from dollars to reais, reducing currency mismatch between debt and revenues generation.

•	Coelce: bank loans for a total of approximately $71 million and swaps to hedge the interest and exchange rate risks of these debts for approximately $60 million.

•	Emgesa: bank loans for $57 million with short-term maturity and debt refinancings in February 2007 with local bond issuances for $77 million with a maturity of 10 years.

•	Codensa: bank loans for $511 million with short-term maturity and short term debt refinancings with local bond issuances for approximately $323 million with maturities of 3 and 10 years.
Transactions that most significantly affected Enersis’ foreign subsidiaries’ liquidity during 2006 included:
•	Edegel: loan agreement for $20 million for a 3-year term entered into in July. Two bond issuances on the Peruvian market in October 2006 for $25 million soles each ($16 million) for 7 years. Bank note refinancing for $50 million soles for a 2-year term. Finally, new loan with a foreign bank for $24 million for 3 years to refinance short-term loans.

•	Edelnor: local bonds for approximately $53 million equivalent in local currency with maturities between 3 years and 10 years.

•	Edesur: bank loan refinancings for Ar$150 million with a 3-year syndicated loan.

•	CIEN: $280 million debt refinancing with a syndicated loan of R$600 million on a 6-year term (with a grace period of three years).

•	Ampla: local debentures in Brazil for R$370 million (approximately $173 million) on a 6-year term loan to prepay bank loans. Also, a 5-year loan with BNDES for R$300 million ($140 million) to finance Ampla’s investment plan.

•	Endesa Fortaleza: syndicated loan led by IFC for $130 million with an average maturity of approximately 7 years to refinance short-term debt.

•	Coelce: two loans for a total of approximately $90 million equivalent in local currency to finance investments.

•	El Chocón: bank loan for $100 million for a 5-year term and its proceeds were used to prepay commercial papers maturing in 2007.

•	Betania: bond in the Colombian market for $100 billion CPs ($44 million), 7-year maturity. Also, a structured loan for $305 billion CPs ($123 million), maturing in April 2012.

•	Emgesa: local bond for CPs 40,000 million ($17.5 million), 10-year maturity. Also, three 180-day facilities with local banks in the equivalent of $62 million, refinanced during February 2007 (see above).

Reconciliation of non-GAAP measures to Chilean GAAP 2005 – 2006

	2005	2006
	(in millions of Ch$)
Operating Income	889,963	1,131,631
Consolidation CIEN and Endesa Fortaleza year 2005	63,209	—

Operating income included above	953,172	1,131,631
C. Research and development, patents and licenses, etc.
None
D. Trend Information.
There is a tendency toward greater competition in some countries in the Region where we operate, combined with a liberalization of regulated markets, and the introduction of trading companies that will market energy to final clients. This would give us access to a broader customer base, allowing us to compete for higher margin clients. The tendency toward the interconnection of electricity systems, including cross-border systems, is changing due to difficulties in the electricity supply from Argentina to Brazil, and the gas supply from Argentina to Chile, for instance. This has led to the use of local sources of energy, or internationally traded fuels that eliminate the dependency on a single supplier.
There is a sustained growth in demand, combined with delays in the start-up of new capacity, to which is added the important increase in the cost of fossil fuels. This results in a generalized increase in production costs and marginal costs in almost all the countries. This situation is most serious in Chile, Argentina and Brazil, but attenuated in Peru and Colombia.
This sustained increase in the value of electricity generation represents an opportunity for predominantly hydroelectric generators due to the revaluation of this type of energy. This trend also offers important opportunities for growth and expansion in generating capacity.
Regarding supplies of energy to the term market, an upward trend is also noted in prices, as well as the need to design contractual tariffs and schemes with customers having the necessary flexibility for handling price volatility.
The gap between supply and demand for gas is widening due to the stagnation in gas production in Argentina and the lack of gas extraction infrastructure in Bolivia, for export to Brazil and Argentina, which has led Chile, Argentina and Brazil to look at the possibility of LNG projects for meeting their needs. Chile and Brazil have ongoing LNG projects.
Altogether, the situation offers important opportunities for improving generating margins and the challenge of relationships with customers subject to higher prices and regulators whose essential concern is the safety and adequacy of supplies.
E. Off-balance Sheet Arrangements.
Enersis is not a party to any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations.
The table below sets forth the Company’s cash payment obligations as of December 31, 2007:
ENERSIS on a Consolidated Basis

		Jan 2008	Jan 2009	Jan 2010	Jan 2011
As of December 31, 2007		to	to	to	to	After
Ch$ billion	Total	Dec 2008	Dec 2009	Dec 2010	Dec 2011	2011
Bank Debt	1.139	233	321	162	186	237
Local Bonds(1)	1.224	105	127	122	237	633
Yankee Bonds(2)	1.367	203	308	—	—	856
Other Debt(3)	421	85	72	74	67	123
Interest Expenses	1.884	297	267	212	188	920
Pension and post-retirement obligations(4)	300	36	36	37	38	152
Purchase Obligations(5)	31.621	2.529	2.484	2.290	1.856	22.462
Financial Leases	86	11	9	11	9	45

Total Contractual Obligations	37.956	3.488	3.616	2.897	2.572	25.383

(1)	Includes net payment from Endesa Chile’s Currency Swap of Ch$4,101.3 million.

(2)	Includes net payment of Enersis’ Currency Swaps for a total of Ch$137,296.3 million.

(3)	Includes Endesa Chile’s capital lease obligations for a total of Ch$22,265.9 million.

(4)	We have funded and unfunded pension and post-retirement benefit plans. Our funded plans have contractual annual commitments for contributions which do not change based on funding status. Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest. Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.

(5)	Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.
G. Safe Harbor.
This “Item 5. Operating and Financial Review and Prospects”, contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management.
We are managed by our Board of Directors, which consists of seven members who are elected for a three-year term at a General Stockholders’ Meeting. If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next regularly scheduled stockholders’ meeting where the entire Board of Directors will be elected. Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board. Set forth below are the members of our Board of Directors as of December 31, 2007.

Directors	Position	Held Since

Pablo Yrarrázaval V.(1)	Chairman	2002

Rafael Miranda R.	Vice Chairman	1999

Pedro Larrea P.	Director	2007

Patricio Claro G.(1)(2)	Director	2006

Juan Ignacio de la Mata G.(2)	Director	2005

Eugenio Tironi B.	Director	2000

Hernán Somerville S.(1)(2)	Director	1999

(1)	Member of the Directors’ Committee.

(2)	Member of the Audit Committee.
On April 1, 2008, Mr. Juan Eduardo Errázuriz replaced Mr. Juan Ignacio de la Mata as Director of Enersis and member of the Audit Committee.
Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile and three of whom reside in Spain, as of December 31, 2007.
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
Rafael Miranda R. holds a BSc in Industrial Engineering from Comillas University (ICAI) and a Master’s Degree in Management Science from the School of Industrial Organization. Between 1987 and 1997, Mr. Miranda was the Managing Director of Endesa Spain. In 1997, he was appointed as Endesa Spain’s CEO, and has held this position to date. Mr. Miranda is the Chairman of Endesa Europe and Endesa Internacional, as well as Vice Chairman of Enersis, Chairman of Club Español de la Energía. Since June 2005, he has held the position of Chairman of the Union of the Electricity Industry, Eurelectric, a professional association which represents the common interests of the electricity industry at a pan-European level.

Pedro Larrea P. began his career in Endesa Spain in 1996 in the Regulatory Affairs Department. A year later, he became Manager of Strategy and Regulatory Affairs, including the company’s energy planning activities and country-wide industrial strategic activities. In 1999, he became Deputy Managing Director of Energy Management, and in 2001, Managing Director of Energy Management for Spain and Portugal. In October 2006, he was appointed Managing Director of Endesa Spain for Latin America, Managing Director and Board Member of Endesa Internacional, and Vice Chairman of Endesa Chile. During his eleven years in Endesa Spain, Mr. Larrea has been member of the board of Nuclenor, Apx, and Endesa Trading. He is a member of the Directors Committee of UNESA. Before joining Endesa Spain, he worked as a consultant at McKinsey for electricity companies, both in Spain and the United States of America. Mr. Larrea holds a degree in Mining Engineering (MSc Equivalent) from the Universidad Politécnica de Madrid and an M.B.A. from INSEAD (Fontainebleau, France). Mr. Larrea has been an Enersis board member since August 2007.
Patricio Claro G. is a Civil Industrial Engineer from Universidad de Chile. Mr. Claro is a board member of Industrias Forestales S.A., Cía. de Seguros BiceVida S.A., Parque Arauco S.A. and Banco Bice. Additionally, he serves as a board member of Cámara de Compensación Interbancaria de Pagos de Alto Valor, Combanc S.A., and has been a board member of Cristalerías de Chile, Cía. Sudamericana de Vapores, Gener, Pilmaiquén, CTC, Cía. Chilena de Fósforos and Banco de Santiago. Mr. Claro has been an Enersis board member since April 2006 and recently has become a member of Enersis’ Audit Committee and Board Members’ Committee.
Juan Ignacio de la Mata G. holds a degree in Law from Universidad de Madrid. He became a member of the Spanish Cuerpo de Abogados del Estado, and served at the Abogacía del Estado de la Audiencia Nacional and later at the Tribunal Supremo. Among other positions, Mr. de la Mata was Secretary of Endesa Spain’s Board of Directors for 14 years, until 1999. Also, he has been Chairman of Empresa Nacional de Córdoba, Director of Compañía Sevillana de Electricidad and of Retevisión (currently “Orange”), and a member of various non-profit organizations such as Vice-president of UNICEF (Spanish Committee) and Chairman of NGO “Pueblos en Desarrollo-Puedes.” At Enersis, Mr. de la Mata has been a Director since June 2005.
Hernán Somerville S., has a law degree from Universidad de Chile and an M.C.J. degree from New York University Law School. Since 1989, Mr. Somerville has been the Managing Director and Partner of FINTEC, an investment, advisory and management company which led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank in the 1980’s. Prior to his involvement with FINTEC, and from 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt. Mr. Somerville was the former Chairman of CPC, the Confederation of Production & Commerce in Chile. He is also the non-executive Chairman of ABIF, the Chilean Association of Banks and Financial Institutions A.G., former Chairman of FELABAN (Latin American Federation of Banks) and Chairman of TRANSBANK S.A., which manages credit and debit cards in Chile. He is also a Board Member of Corp Banca, Viña Santa Rita, INACAP, and has been a Director of Enersis since 1999. Mr. Somerville is one of the three Chilean representatives at the Asia Pacific Economic Council’s Business Advisory Committee, and is Chairman of the Chilean Pacific Foundation.
Eugenio Tironi B., received a Ph.D. in sociology from L’Ecole des Hautes Etudes en Sciences Sociales (Paris, France). He is currently a Professor of the Sociology Department of Pontificia Universidad Católica de Chile, and a member of the High Counsel of Universidad Alberto Hurtado. Mr. Tironi has published seventeen books in Chile and abroad. Mr. Tironi has been a consultant to international organizations and, between 1990 and 1994, was a Director of the Secretary for Communication and Culture of the Chilean Government. Mr. Tironi was also a visiting professor at Notre Dame University (USA), in 2002, and Sorbonne-Nouvelle (France) in 2006. In addition, since 1994, Mr. Tironi has been the Chairman of Tironi Asociados, a strategic communications firm, which has advised many Chilean and international firms in a number of Latin American countries. Mr. Tironi has been a Director of Enersis since July 2000.

Executive Officers (as of December 31, 2007)

	Position	Current Position Held Since
Ignacio Antoñanzas A.	Chief Executive Officer	2006

José Luis Domínguez C.	Communications Officer	2003

Alfredo Ergas S.	Chief Financial Officer	2003

Antonio Zorrilla O.	Auditing Officer	2007

Fernando Isac C.	Accounting Officer	2003

Ramiro Alfonsín B.	Planning and Control Officer	2007

Francisco Silva B.	Human Resources Officer	2003

Domingo Valdés P.	General Counsel	1999
Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:
Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006. Mr. Antoñanzas holds a degree in Mining Engineering with a major in energy and fuels from the Universidad Politécnica de Madrid. He started his career as a trader of raw materials. He joined Endesa Spain in 1994, having worked mainly during his professional career in generation and corporate strategy areas. He has been the CEO of Endesa Net Factory and Director of Endesa Italia. Until assuming his current position, he served as Deputy General Manager of Strategy for Endesa Spain.
José Luis Domínguez C. Communications Officer since July 2003, is a civil engineer from Pontificia Universidad Católica de Chile. Mr. Domínguez joined the Enersis Group in May 1987 and has held many positions in Endesa Chile and its Chilean subsidiaries until 2000, when he assumed the position of Public Affairs Director of Enersis.
Alfredo Ergas S. is a commercial engineer from Universidad de Chile, and has an MBA degree from Trium Global Executive MBA alliance between NYU, HEC and LSE. Mr. Ergas has been the CFO of Enersis since July 2003, after having held a similar position at Endesa Chile. Before that, Mr. Ergas served as CFO and Chief Controlling Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002. Prior to that, Mr. Ergas served as Deputy Chief Financial Officer of Endesa Chile and later in Enersis as Planning and Control Director. Currently, Mr. Ergas serves as Director of Codensa, Compañía Eléctrica Cono Sur S.A. and Inversiones GasAtacama Holding Ltda., all subsidiaries or affiliates of Enersis. Mr. Ergas joined the Enersis Group in April 1993.
Antonio Zorrilla O. was appointed as Auditing Officer in August 2007. Mr. Zorrilla holds a degree in Mining Engineering from the Universidad Politécnica de Madrid and the Rheinisch-Westfälische Technische Hochschule Aachen (RWTH) and holds a joint MSc. in Natural Resources Management from the Helsinki University of Technology (HUT), the Royal School of Mines, the Technische Universiteit Delft and the RWTH. Prior to joining the Enersis Group, Mr. Zorrilla served as Auditing Team Chief at the Auditing Corporate Direction at Endesa Spain. Prior to that, Mr. Zorrilla served as Consultant at PriceWaterhouseCoopers and IBM Spain.

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
Ramiro Alfonsín B. holds a degree in Business Administration from the Pontificia Universidad Católica de Argentina. He joined the Endesa group in June 2000, having worked in Endesa Net Factory: as Investment and Risk Capital Manager and later as Forecasting and Control Manager. Subsequently, he worked in Endesa Italia as Planning and Investment Deputy Director and in Endesa Europa as Investment and Corporate Relations Deputy Director. In March 2007, he joined the Enersis Group as Regional Forecasting and Control Officer. Before joining the Endesa Group, Mr. Alfonsín worked as Senior Financial Advisor at the Banco Urquijo KBL Group, as Management Advisor of the Corporate Development and Institutional Relations Department at  Alcatel, and also as Corporate Banking Associate at ABN Amro Bank N.V.
Francisco Silva B. holds a degree in public administration from Universidad de Chile, and received a D.P.A. from Universidad Adolfo Ibáñez in 1986. Mr. Silva joined Chilectra in 1987 and has worked primarily in human resources and general management positions in several subsidiaries and affiliates of Enersis. Between 1998 and 2000, and since July 2003, he has been the Enersis Human Resources Officer. From January 2001 to June 2003, he worked as Adjunct Director of an Endesa Spain subsidiary in Spain.
Domingo Valdés P. has been General Counsel since May 1999. Mr. Valdés is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago. He joined the Enersis Group as a corporate attorney at law for Chilectra in 1993 and became Legal Counselor at Enersis in December 1997. Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago-based law firm. Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School.
B. Compensation.
Directors are paid a variable annual fee, depending on net earnings of the Company and a monthly fee paid in advance, depending on their attendance to the board meetings and their participation as Director of any of our subsidiaries. In 2007, the total compensation paid to each of our directors, including fees for attendance at meetings of the Directors Committee and of the Audit Committee, was as follows:

Year Ended December 31, 2007
(in thousands of Ch$)
Pablo Yrarrázaval V.	75,591
Rafael Miranda R.	49,530
Pedro Larrea P.	10,484
Hernán Somerville S.	44,627
Patricio Claro G.	40,781
Juan Ignacio de la Mata G.	36,411
Rafael Español N.(1)	25,221
Eugenio Tironi B.	33,688

Total	316,333

(1)	Mr. Español ceased to be a Director of Enersis in July 2007.

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation. For the year ended December 31, 2007, the aggregate gross compensation paid or accrued (including performance-based bonuses) of the Executive Officers of Enersis, was Ch$1,873 million. Enersis’ Executive Officers are eligible for variable compensation under a bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results. The annual bonus plan provides for a range of bonus amounts according to seniority level. The bonuses eventually paid to executives consist of a certain number of gross monthly salaries. The total variable compensation paid in March 2007 was Ch$456 million, and is included in the aggregate compensation figure. Of this variable compensation, Ch$215 million were deposited in pension funds, and Ch$241 million were paid to the Executive Officers.
The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$292 million, of which Ch$6 million were accrued during 2007.
All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death. They do not have a right to severance indemnity if the relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Code of Labor (“Código del Trabajo”). All of the Company’s employees are entitled to legal severance pay if dismissed due to needs of the Company, as defined in article 161 of the Chilean Code of Labor.
C. Board Practices.
The current Board of Directors was elected at the Ordinary Shareholders’ meeting dated April 1, 2008, for a period of three years. For the period during which each director has served, please see “ — A. Directors and Senior Management” above.
Corporate Governance
Enersis is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with the estatutos, or articles of incorporation, or bylaws, consists of seven directors who are elected at an annual regular shareholders’ meeting. Each director serves for a three-year term and the term of each of the seven directors expires on the same day. Staggered terms are not permitted under Chilean law. If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy. In addition, the vacancy will trigger an election for every seat on the Board of Directors at the next Ordinary Shareholders’ Meeting. The current Board of Directors was elected in April 2008 and their terms expire in April 2011.
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
The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors. These regulations are based on the principles of impartiality and good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities markets.
The Charter Governing Executives (“Estatuto del Directivo”), approved by the Board on May 28, 2003, and the Employees Code of Conduct, provide the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality. They also impose limitations on the activities that our senior executives and other employees may undertake outside the scope of their employment with us.

The regulations and rules mentioned above reflect our core principles of transparency, respect for stockholders’ rights, and the duty of care and loyalty of the directors imposed by Chilean law.
On January 15, 2008, the SVS enacted its Norma de Carácter General N° 211, which instructed Chilean issuers to adopt internal policies and regulations related to the information they have to provide to the market and to the systems implemented in order to guarantee a timely communication of such information. To such effect, each Chilean issuer shall dispose to the market a document denominated “Manual de Manejo de Información de Interés para el Mercado,” which among others, must address the following issues: applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, principal executives and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous revelation of information that is of interest to the market; mechanisms that provide protection for confidential information, etc. Such Manual must be enacted and informed to the market by June 1, 2008.
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
Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07. Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07. We do not currently comply with Rule 303A.07, but as of July 31, 2005, we did comply with the independence and the functional requirements of Rule 303A.06. As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Enersis created an Audit Committee. The Audit Committee is currently composed of three directors meeting the applicable independence requirements of the NYSE: Messrs. Juan Eduardo Errázuriz, Patricio Claro and Hernán Somerville.
As required by Chilean Law, Enersis also has a Directors’ Committee composed of three directors. Although Chilean Law requires that the majority of the Directors’ Committee (two out of three members) be composed of directors who were not nominated by the votes of the controlling shareholder or, if excluding the votes from the controlling shareholders would have been elected nevertheless (a “non-control director”), it permits the Directors’ Committee to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the Board to serve on the committee. Currently, our Directors’ Committee is composed of one non-control director and two directors appointed by the controlling shareholder.

Corporate Governance Guidelines
The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. Although Chilean law does not contemplate this practice (except for the “Manual de Manejo de Información de Interés para el Mercado,” which must be adopted by June 1, 2008), the Company has adopted the codes of conduct described above, and its Special Shareholders’ Meeting held on March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.
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
Pablo Yrarrázaval, Chairman of the Board, has also served as chairman of this committee since
July 31, 2002. The other members are Hernán Somerville and Patricio Claro.
The Audit Committee (Comité de Auditoría)
The Audit Committee is composed of three independent members who also serve as directors of the Company. It performs the following functions:
•	submits a proposal for the appointment and compensation of independent auditors at the Shareholders’ Meeting;

•	oversees the work of independent auditors;

•	pre-approves audit and non-audit services provided by the independent auditors; and

•	establishes procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

D. Employees.
The following table provides the total number of employees of the Company and its subsidiaries for the past three fiscal years:

	Years ended December 31,
	2005	2006	2007
Enersis (Chile)	215	220	222
Endesa Chile(1)	1,560	2,028	2,230
Endesa Brasil(2)	2,842	2,938	2,905
Chilectra (Chile)	712	708	728
Edesur (Argentina)	2,338	2,407	2,534
Edelnor (Peru)	536	548	544
Codensa (Colombia)	926	934	931
Other Businesses(3)	2,524	2,001	2,035

Total	11,653	11,784	12,129

(1)	Includes Chilean operations and subsidiaries in Argentina, Colombia and Peru.

(2)	Endesa Brasil includes Ampla, Coelce, Cachoeira Dourada, Endesa Fortaleza, CIEN, CTM and TESA.

(3)	Includes CAM, Synapsis and IMV.
As of December 31, 2007, Enersis, on a consolidated basis, had 300 temporary employees of which 269 are from Ingendesa, Endesa Chile’s subsidiary, and the rest are distributed among other companies. For the past two years, the total number of temporary employees has not changed materially.
Chile
As of December 31, 2007, we and our principal subsidiaries and affiliates in Chile had 2,865 employees of Enersis and of all Chilean majority-owned subsidiaries, which includes 534 employees of Endesa Chile employed in Chile. In July and December 2007, we entered into two collective bargaining agreements with our employees. The agreements expire in July and in December 2011, respectively. Collective bargaining agreements with employees of Chilectra took effect in December 2004 and expire in December 2008. Endesa Chile signed an agreement with the Engineers Union in December 2006. This agreement will expire in December 2009. Endesa’s collective bargaining agreements with electro-mechanical, technical and administrative personnel expire in June and December 2008. CAM has two collective bargaining agreements with its employees, one of them expires in December of 2008 and the other, signed this year, expires in December of 2010.
Argentina
As of December 31, 2007, Edesur had 2,534 employees, Endesa Costanera had 273 employees and El Chocón had 50 employees. In October 2004, two collective bargaining agreements were signed with the employees of Edesur. However, the agreements have not yet been registered with government authorities and are not yet effective. We anticipate that the agreements will be registered and take effect in 2008. In December 2006, two collective bargaining agreements with the employees of Endesa Costanera were signed and expire in December 2008 and December 2009, respectively.
Brazil
As of December 31, 2007, Ampla had 1,385 employees, Cachoeira Dourada employed 65 persons and Coelce had 1,297 employees. CIEN and Endesa Fortaleza had 60 employees each one as of the same date, while 6 employees are distributed within CTM and TESA. Coelce is a party to a collective bargaining agreement that will expire in October 2008. Cachoeira Dourada is a party to two collective bargaining agreements which expire in April 2008 and 2009, respectively. Ampla is a party to collective bargaining agreements which expire in September 2009. Such agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions. Brazilian law stipulates that collective bargaining agreements cannot be for more than two years.

Colombia
As of December 31, 2007, Codensa had 931 employees. Emgesa had 399 employees as of December 31, 2007. Codensa had two collective bargaining agreements that expire in June 2008. Typically, collective bargaining agreements have two-year terms. However, there are no legal restrictions on the maximum duration of such agreements. Emgesa was a party to a collective bargaining agreement that is scheduled to expire in June 2008.
Peru
As of December 31, 2007, Edelnor had 544 employees and Endesa Chile’s affiliate Edegel had 226 employees. Edelnor is a party to three collective bargaining agreements which expire in December 2008. Edegel is a party to a collective bargaining agreement which expires in December 2008.
The employees indicated by country correspond to the number of workers with temporary or indefinite contracts.
E. Share Ownership.
To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company. None of Enersis’ directors and officers has any stock options.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders.
As of March 31, 2008, Endesa Spain beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, Administradora de Fondos de Pensiones, or AFPs, owned 17.3% in the aggregate, with AFP Provida having the largest ownership interest of 5.3%. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 10.1% of our equity. ADR holders own 8.8% of the equity. The remaining 3.2% is held by 8,244 minority shareholders.
Principal Shareholders
Enersis’ only outstanding voting securities are shares of common stock. As of March 31, 2008, our 32,651,166,465 shares of common stock outstanding were held by 8,417 stockholders of record.
As of March 31, 2008, six out of seven members of our Board of Directors were designees of Endesa Spain. As a result of the foregoing, Endesa Spain has exerted majority control over Enersis since April 1999. However, Endesa Spain does not have different voting rights than the other shareholders of Enersis. The following table sets forth certain information concerning ownership of the common stock as of March 31, 2008, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

		Percentage of
	Number of	Shares
	Shares Owned	Outstanding
Endesa Spain(1)	19,794,583,473	60.6%
AFP Provida(2)	1,741,527,434	5.3%

(1)	Endesa Spain’s 60.6% beneficial interest is held through Endesa Internacional.

(2)	The beneficial interest of AFP Provida is held through four different investment funds.

B. Related Party Transactions.
Article 89 of the Chilean Companies Act requires that our transactions with our parent company, subsidiaries and/or their related parties be on equitable conditions, similar to those customarily prevailing in the market.
Directors and executive officers of companies who violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act, as amended, provides that a corporation may only execute transactions in which one or more directors have a personal interest or an interest as a representative of another person, when such transactions are previously examined and reported to the Board of Directors by the Directors’ Committee and then approved by the Board of Directors prior to execution by the Company, and the terms of such transactions are adjusted to equitable conditions similar to those customarily prevailing in the market. Resolutions approving transactions under Article 44 must be reported to our stockholders in the next stockholders’ meeting. If the transactions involve a material amount, the Board of Directors must determine in advance if the transactions are adjusted to equitable conditions similar to those customarily prevailing in the market or not. If the board decides that it is not possible to ascertain such conditions, the Board of Directors, with the exclusion of interested directors, may approve or reject the transaction, or appoint two independent appraisers. The appraisers’ report will be available to the shareholders and the Board of Directors for a period of 20 business days. Once such term has expired, the Board of Directors with the abstention of interested directors may approve or reject the transaction. If shareholders representing 5% or more of the voting shares consider that the terms and conditions of the transactions are not favorable to the interests of the Company, or that the appraisers’ reports are substantially different, they may request that the board convene a Special Shareholders’ meeting to approve or reject the transaction with a majority of two-thirds of the voting shares. Violation of Article 44 may result in administrative and criminal sanctions and civil liability to us, our shareholders or interested third parties who suffer losses as a result of such violation. We, our shareholders and interested third parties, however, may ask the interested director to reimburse the Company in an amount equivalent to the benefits that the transaction in violation of Article 44 represented to the interested director, relatives and/or representatives.
It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit. These transactions are carried out through either short-term inter-company loans or through structured inter-company loans. Under Chilean law and regulation, such transactions must be carried out on an arm’s-length basis. It is our policy to manage all cash inflows and outflows of our wholly-owned Chilean subsidiaries, Endesa Chile and Endesa Chile’s Chilean subsidiaries by way of a centralized cash management policy. Such centralized cash management is more efficient for both financial and tax reasons. All of these operations are subject to the supervision of our Directors’ Committee.
In other countries in which we do business, these inter-company transactions are permitted but they have adverse tax consequences. Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.
Enersis has made structured loans to Chilean subsidiaries, at the same cost of funds for Enersis, primarily to finance foreign investments. As of December 31, 2007, the outstanding net balance for such loans was $659 million, and the largest amount outstanding during 2007 and 2006 was $723 million and $778 million respectively. Additionally, the outstanding net balance of the loans granted by Enersis to its foreign subsidiaries was of $27 million as of December 31, 2007. The largest net amount outstanding during 2007and 2006 for such loans was $27, and $89 million, respectively.
The currency denomination of the structured loans granted by Enersis to it’s Chilean subsidiaries is the dollar and the UF. The interest rate on these intercompany loans to Enersis’ Chilean subsidiaries ranges from Libor plus 0.5% to Libor plus 2.7%, with a nominal weighted average interest rate of Libor plus 2.1%. The interest rate on the intercompany loans to Enersis’ foreign subsidiaries ranges from Libor plus 5% to Libor plus 6%, with a nominal weighted average interest rate of Libor plus 5.9%.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2007, the outstanding net balance for such loans was $499 million. The largest amounts outstanding during 2007 and 2006 were $519 million and $547 million, respectively. Additionally, the outstanding net balance of the loans granted by Endesa Chile to its foreign subsidiaries was $7 million as of December 31, 2007. The largest net amounts outstanding during 2007 and 2006 for such loans were $165 million, and $458 million, respectively.
The interest rates on these intercompany loans to Endesa-Chile’s Chilean subsidiaries range from Libor plus 0.75 % to Libor plus 3.6%, with a weighted average interest rate of approximately Libor plus 2.33%. The interest rates on these intercompany loans to Endesa-Chile’s foreign subsidiaries range from Libor plus 2.85% to Libor plus 4.9%, with a weighted average interest rate of approximately Libor plus 2.9%.
As of the date of this report, the above-mentioned transactions have not suffered material changes. For more information regarding transactions with affiliates, refer to note 6 of our consolidated financial statements.
C. Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information.
See “Item 18. Financial Statements” for our consolidated financial statements.
Legal Proceedings
We and our principal subsidiaries and affiliates routinely are parties to legal proceedings arising in the normal course of business that are not material to our consolidated results of operations. For more information on all of our legal proceedings please refer to note 30 of our consolidated financial statements.
Dividends
As determined by Enersis’ Board of Directors, the dividend policy for fiscal year 2007 was to pay a provisional dividend to stockholders equivalent to 15% of net income accumulated up to September 30, 2007 before negative goodwill amortization, which would be paid on December 2007, and a definitive dividend payment equal to 70% of the annual net income of fiscal year 2007 before negative goodwill amortization.
The Board generally proposes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. At a meeting held on March 28, 2008, the Board of Directors agreed to propose at the general shareholders’ meeting held on April 1, 2008, the payment of a definitive dividend of Ch$3.94375 per share for fiscal year 2007, which is equal to 70% of the annual net income before negative goodwill amortization. The provisional dividend of Ch $0.53119 per share paid on December 2007 was deducted from the definitive dividend to be paid on April 30, 2008, as agreed by the general shareholders meeting.
The Board of Directors also approved a dividend policy for fiscal year 2008 according to which a provisional dividend would be paid to stockholders equal to 15% of the net income accumulated up to September 30, 2008, before negative goodwill amortization, and to propose to the general shareholders’ meeting to be held during the first four months of 2009, a definitive dividend payment equal to 70% of the annual net income of fiscal year 2008, before negative goodwill amortization. Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.

Enersis, as a holding company, is primarily dependent upon cash inflows from its operating subsidiaries in the form of dividend payments, interest payments, management fees and capital reductions to service its debt obligations. The principal operating subsidiaries and affiliates of Enersis are Endesa Chile and Chilectra in Chile, Edesur in Argentina, Edelnor in Peru, Ampla and Coelce in Brazil (through Endesa Brasil) and Codensa in Colombia. See “Item 4. Information on the Company — C. Organizational Structure — Principal Subsidiaries and Affiliates.”
Stockholders set dividend policies at each subsidiary and affiliate. There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.
Dividends Paid

	Nominal	$ per
Year	Ch$(1)	ADS(2)
	(Ch$ per share)
2002	—	—
2003	—	—
2004	—	—
2005	0.42	0.04
2006	2.11	0.21
2007	5.42	0.55

(1)	Amounts shown are in historical pesos and reflect all the dividends paid in a given year. These dividends may have been accrued the prior year, or the same year in which they were paid.

(2)	The dollar per ADS amount has been calculated by applying the exchange rate of Ch$496.89 = $1.00, the Observed Exchange Rate prevailing on December 31, 2007, to the constant peso amount.
For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information — E. Taxation,” and “Item 10. Additional Information — D. Exchange Controls.”
For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10. Additional Information — E. Taxation,” and “Item 10. Additional Information — D. Exchange controls.”
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

	Chilean Pesos Per Share(1)			U.S.$ per ADS(2)
	Share Volume	High	Low	High		Low
2008
May	610,304,619	189.00	163.99	19	5/6	17	4/7
April	1,282,543,671	184.00	156.50	20	1/4	17	3/4
March	756,857,502	155.70	136.00	17	7/8	15
February	546,881,794	151.00	130.00	16	1/2	13	1/3
January	1,326,228,078	161.89	110.00	16		11	5/6

2007
December	1,318,759,385	182.50	157.00	18	5/8	15	5/6
November	954,272,189	195.00	167.40	19	3/4	16
4th quarter	3,104,262,960	199.00	157.00	20	1/5	15	5/6
3rd quarter	2,623,759,573	213.80	159.00	20	1/2	15
2nd quarter	2,281,519,210	215.00	175.50	20	2/5	16	1/5
1st quarter	2,326,545,937	185.50	163.00	17	2/7	14	1/3

2006
December	1,473,086,846	173.00	158.16	16	2/5	15
November	983,312,375	164.00	143.00	15	4/9	13	1/2
4th quarter	2,935,194,633	173.00	140.00	16	2/5	13
3rd quarter	1,424,604,249	147.99	117.99	13	6/7	10	3/4
2nd quarter	1,391,561,107	129.90	112.40	12	2/3	10	1/7
1st quarter	1,963,504,194	129.49	108.50	12	2/3	10	3/5

2005
December	618,835,548	122.00	109.00	8	2/3	7	1/3
4th quarter	2,212,992,708	130.00	109.00	12	1/3	10	1/2
3rd quarter	1,840,936,792	123.00	111.00	11	1/2	9	7/8
2nd quarter	2,112,530,098	126.00	97.00	10	6/7	8	1/4
1st quarter	1,348,339,507	103.50	87.00	9		7	1/3

2004
December	568,896,414	97.00	87.00	8	5/8	7	2/5
4th quarter	2,248,285,905	97.00	84.00	8	5/8	6	4/5
3rd quarter	2,236,312,231	89.51	73.00	7	1/2	5	2/3
2nd quarter	1,032,271,059	82.01	70.00	6	5/6	5	1/2
1st quarter	1,413,791,567	87.50	73.00	7	3/4	5	7/8

2003
4th quarter	2,949,415,326	88.00	72.01	7	2/5	5	7/9
3rd quarter	2,615,141,119	76.50	60.80	6		4	1/2
2nd quarter	2,037,701,115	73.00	56.00	5	1/4	3	6/7
1st quarter	435,639,838	67.00	55.00	4	5/7	3	5/8

(1)	As reported by the Santiago Stock Exchange. Pesos per share reflect the nominal price as of the trade date. The price has not been restated in constant pesos.

(2)	As reported by the NYSE. One ADS = 50 Shares

As of December 31, 2007, there were 57,802,786 ADSs (equivalent to 2,890,139,300 common shares) outstanding. Such ADSs represented at such date 8.9% of the total number of outstanding shares. It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.
Trading
The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 45 stockholders as of the date of this report. As of December 31, 2007, 238 companies had shares listed on the Santiago Stock Exchange.
Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange. In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open-voice auction system, a firm offers system or the daily auction. Trading through the open-voice system occurs on each business day from 9:30 a.m., to 4:30 p.m., Santiago time, which varies from New York City time depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. For days on which auctions are scheduled, there are three times available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.
There are two share price indices on the Santiago Stock Exchange: the General Share Price Index, or IGPA, and the IPSA. The IGPA is calculated using the prices of over 156 issues and is divided into five main sectors: banks and finance; farming and forest products; mining; industry; and miscellaneous. The IPSA is calculated using the prices of the 40 most actively traded shares. The shares included in the IPSA are weighted according to the value of the shares traded. As of December 31, 2007, Enersis and Endesa Chile shares were included in the IPSA.
Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001. One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile. Trading of our shares in the Latibex amounted to approximately 1.3 million units in 2007, which in turn was equivalent to €17 million. The stock closed at €11.01 on the last day of trading in Latibex in 2007.
B. Plan of Distribution.
Not applicable.
C. Markets.
See “ — A. Offer and Listing Details — Market Price and Volume Information” above.
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
General
Shareholders’ rights in Chilean companies are governed by company’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Act (Ley de Sociedades Anónimas  18,046). In accordance with the Chilean Companies Act, legal actions by shareholders against us to enforce their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.
The Chilean securities markets are principally regulated by the Superintendencia de Valores y Seguros, Superintendence of Securities and Insurance, or SVS, under the Ley de Mercado de Valores  18,045, or the Securities Market Law, and the Chilean Companies Act. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities. Law 19,705 introduced important amendments to the Chilean Companies Act and the Securities Market Law. Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, directors committee, stock options and derivative actions. Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless of the number of their shareholders. Enersis is a publicly held limited liability stock company (sociedad anónima abierta).
Reporting Requirements Regarding Acquisition or Sale of Shares
Under Article 12 of the Securities Market Law and Section II of Circular 585 of the SVS, certain information regarding transactions in shares of publicly held limited liability stock companies must be reported to the SVS and the Chilean stock exchanges. Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1,375 of the SVS. Shareholders of publicly held limited liability stock companies are required to report to the SVS and the Chilean stock exchanges:
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
In addition, the majority shareholders must inform the SVS and the Chilean stock exchanges if the above-mentioned acquisitions are done with the intention to obtain control of the Company or only as passive investment.
Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS in 2001, any person who directly or indirectly intends to take control of a publicly held limited liability stock company must disclose his intent to the market at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the new provisions on tender offers will apply.
Law 19,705 introduced a chapter to the Securities Market Law, establishing a comprehensive regulation on tender offers. The law defines a tender offer as an offer to purchase shares of corporations which publicly offer their shares or securities convertible into shares and which offer is made to shareholders to purchase their shares on conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time. These provisions apply to both voluntary and mandatory tender offers.
Register
Enersis is registered with the SVS and its entry number is 0175.
Corporate Objective and Purpose
Article 4 of our by-laws states that our corporate objective and purpose are, among other things, to conduct the exploration, development, operation, generation, distribution, transmission, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, in Chile and abroad and to participate in the telecommunications business.
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
The compensation of the directors is set annually at the general meeting of shareholders. The Chairman is entitled to receive twice the compensation paid to each director, and the Vice Chairman 50% more than that paid, to each director. Thus, the Board of Directors does not have power to vote compensation for themselves or any members of their body.
Our by-laws do not contain provisions relating to borrowing powers exercisable by the directors and how such borrowing powers can be varied; or retirement or non-retirement of directors under an age limit requirement.

Certain Provisions Regarding Shareholder Rights
As of the date of the filing of this annual report, Enersis’ capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.
Our by-laws do not contain any provisions relating to redemption provisions, sinking funds or liability to further capital calls by the Company.
Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “ — Shareholders’ Meetings and Voting Rights.”
Capitalization
Under Chilean law, the shareholders of a company, acting at special shareholders’ meeting, have the power to authorize an increase in its capital. When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the subscribed shares have not been paid for. The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise. If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction. However, until such shares are sold at the auction, the subscriber continues to have all the rights of a shareholder, except the right to receive dividends and return of capital. Authorized and issued shares, for which full payment has not been made within the period fixed by the special shareholders’ meeting at which their subscription was authorized, which may not exceed three years from the date of such meeting, are canceled and are no longer available for issuance.
In 1999, our shareholders approved a capital increase of 2.58 billion shares. In 2000, the Company issued a Pre-Emptive Rights’ Offering, including an ADS Offering, in which approximately 1.49 billion common shares were fully subscribed and paid for under this capital increase. In 2002, the three-year period granted by the Company’s shareholders in order to carry out the remainder of the authorized capital increase, expired. Therefore, the shares of the Company were reduced to the number which until now have been fully subscribed and paid.
In 2003, at a Special Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately $2 billion. The capital increase allowed Endesa Spain, acting through a subsidiary, to exercise a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the cancellation of a Ch$1.0 trillion (approximately $1.4 billion at the exchange rate applicable at that time) inter-company loan that had previously been granted to Enersis. As required by Chilean law, an independent appraiser valued the loan exclusively for purposes of the capital increase at 86.8% of its par value. Endesa Spain, acting through a subsidiary, subscribed for 59.1% of the new shares at a value of Ch$870.5 billion, the appraised value of the loan. Additionally, the capital increase allowed the subscription for 3.7% of the new shares as part of the local bond exchange offer, which took place between the first and the second pre-emptive rights periods of the capital increase. The total amount of local bonds exchanged was equivalent to approximately Ch$54 billion.
The shareholders also approved in that meeting, the elimination of the 65% by-laws’ restriction on the maximum shareholding by any party. In 2004, our shareholders approved a new amendment to our by-laws to reinstate, among other things, the 65% maximum shareholding restriction set forth above.

Preemptive Rights and Increases of Share Capital
The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a number of shares sufficient to maintain their existing ownership percentage of such company whenever such company issues new shares.
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
Under the last capital increase, the first preemptive rights period ended on June 30, 2003 and the second period was from November 20 to December 20, 2003. Between the two preemptive rights periods, there was also a preferred opportunity for Enersis’ local bondholders to tender their bonds in exchange for shares of common stock.
Shareholders’ Meetings and Voting Rights
An amendment to our by-laws requires the affirmative vote of shareholders holding not less than two-thirds of the shares eligible to vote.
An ordinary annual meeting of our shareholders is held within the first four months following the end of our fiscal year, generally in March or April. The last ordinary annual meeting was held on April 1, 2008. Special meetings may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. To convene a Special meeting, or an ordinary annual meeting, notice must be given by three publications in a prescribed manner in a newspaper of our corporate domicile. The newspaper designated by our shareholders is the Santiago edition of El Mercurio. The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges. The last special meeting of Enersis’ shareholders was held on March 21, 2006.
Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company. If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented. The second meeting must take place within 45 days following the scheduled date of the first meeting. Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting. Additionally, if a shareholders’ meeting is called for the purpose of considering a transformation of the company into a different form of entity, a merger or division of the company; an amendment to the term of duration or early dissolution; a change in the corporation’s domicile; a decrease of corporate capital; approval of capital contributions in kind and assessment of such assets; modification of the authority reserved to shareholders or limitations on the Board of Directors’ powers; reduction in the number of members of the Board of Directors; disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount; the form of distributing corporate benefits; issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient; the purchase of the corporation’s own shares; or certain remedies for the nullification of the corporate by-laws, regardless of the quorum present, then the vote required for the action is a two-thirds majority of the issued voting shares.

By-law amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds majority of the outstanding shares of the affected series.
Shareholders are entitled to examine the books of the Company within the 15-day period before the scheduled shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, the annual report of the Company’s activities which includes audited financial statements, must be made available to shareholders and published on the Company’s website: www.enersis.cl. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the ordinary shareholders’ meetings, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the Board of Directors, as well as a proposal of the Investment and Financing Policy to be approved by the shareholders for the current year.
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
Dividends which are declared but not paid or made available to shareholders within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration — are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable.
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
Change of Control
Our by-laws do not contain any provisions that would delay, defer or prevent a change in control of Enersis. Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS in 2001, any person who directly or indirectly intends to acquire control of a publicly held limited liability stock company must disclose their intent do so at least 10 business days in advance of the change of control and, in any event, as soon as the negotiations for the change of control have started. If the change of control shall occur by means of a tender offer, the provisions on tender offers will apply.
Acquisition of Shares
There are no provisions in our by-laws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares, except for the maximum concentration limit of shares to be held or voted, which currently is set at 65%, and provided for in our by-laws.
Right of Dissenting Shareholders to Tender Their Shares
The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a special meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions. In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.
“Dissenting” shareholders are defined as those who vote against a resolution that results in the withdrawal right, or who, if absent from such meeting, state in writing their opposition to the respective resolution, within 30 days following the shareholders’ meeting, where the resolution giving rise to the withdrawal right was approved. The price paid to a dissenting shareholder of a publicly held limited liability stock company, the shares of which are quoted and actively traded on one of the Chilean stock exchanges, is the greatest among (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determined that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purpose of making this calculation, the last annual balance sheet is used, as adjusted to reflect inflation up to date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following: the transformation of the company into another type of entity; the merger of the company with another company; disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount; issue of guarantees for third parties’ liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient; and the creation of preferential rights for a class of shares or an amendment to the existing ones. The right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected; certain remedies for the nullification of the corporate by-laws; and such other causes as may be established by a company’s by-laws.
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
Registrations and Transfers
Enersis’ shares are currently registered through an Administrative Agent named DCV Registros S.A. This entity is responsible for Enersis’ shareholders registry as well.
C. Material contracts.
None.
D. Exchange controls.
The Central Bank is responsible for, among other operating functions, the regulation of the amount of money in circulation and credit, the regulation of the financial system and the capital market. It has faculties to preserve financial system stability, to issue monetary policies and to control foreign currency operations.
On January 23, 2002, the Chilean Central Bank approved a new Compendium of Foreign Exchange Regulations that replaced the existing one. The new Compendium has been in effect since March 1, 2002.
With these new rules, the Central Bank effectively concluded a process of gradual deregulation of the foreign exchange market.
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
Prior to September 17, 1998, foreign loans (including international bond offerings) granted to individuals or companies in Chile were subject to a mandatory deposit (“encaje”) of an amount equal to 10% (reduced from a prior level of 30%) of the proceeds of the loan (or bond offering) in a one-year, non-interest-bearing dollar account with the Central Bank (or to payment of a charge to the Central Bank on the next working day after the date of conversion of foreign currency into pesos in an amount equal to interest on such deposit at the rate of the twelve-month LIBOR for dollar deposits plus a market spread). On September 17, 1998, the encaje deposit requirement was reduced to 0%, and on April 19, 2001, the encaje was eliminated. Despite this elimination, the Central Bank may at any time reinstate the encaje.
Foreign Investment Contracts and Chapter XXVI
In connection with our initial offering of ADSs in 1993, on October 15, 1993, we entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, and those agreed on October 15th, 1993, September 7th, 2000 and October 12, 2000 (the “Foreign Investment Contracts”), the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market. A new Compendium of Foreign Exchange Regulations in force since April 19, 2001, abrogated Chapter XXVI. This Compendium was restated and has been in force since March 1, 2002. Despite the fact of the abrogation of Chapter XXVI, the ADSs issued under the terms of the Foreign Investment Contracts currently in effect have a guaranteed access to the Formal Exchange Market. Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to the former Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).
The Foreign Investment Contracts cannot be modified or terminated without the consent of all parties, and therefore foreign investors who have purchased their shares under a Foreign Investment Contract will continue to have access to the Formal Exchange Market. However, foreign investors who did not deposit their shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contracts with the Central Bank but instead will be subject to the normal foreign investment rules.
The following is a summary of certain provisions of the former Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant. This summary does not purport to be complete and is qualified in its entirety by reference to the former Chapter XXVI, the Foreign Investment Contracts, the Central Bank decision dated May 10th, 2007 and Rule 1228 issued by the Central Bank on May 23, 2007.

Under the former Chapter XXVI and the Foreign Investment Contracts, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock under Foreign Investment Contracts pursuant to the former Chapter XXVI, upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:
•	cash dividends;

•	proceeds from the sale in Chile of Withdrawn Shares subject to receipt by the Central Bank of a certificate from the holder of the Withdrawn Shares (or from an institution authorized by the Central Bank) that such holder’s residence and domicile are outside Chile and a certificate from a Chilean stock exchange (or from a brokerage or securities firm established in Chile) that such Withdrawn Shares were sold on a Chilean stock exchange;

•	proceeds from the sale in Chile of rights to subscribe for additional shares of Common Stock;

•	proceeds from the liquidation, merger or consolidation of our Company; and

•	other distributions, including, without limitation, those resulting from any recapitalization, as a result of holding shares of Common Stock represented by ADSs or Withdrawn Shares.
Transferees of Withdrawn Shares were not entitled to any of the foregoing rights under the former Chapter XXVI. Investors receiving Withdrawn Shares in exchange for ADRs had the right to redeposit such shares in exchange for ADRs, provided that certain conditions relating to redeposit were satisfied.
The former Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by Enersis to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provided that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposited.
The Foreign Investment Contracts provide that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same date and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contracts. If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares acquired (as described above) may be deposited for ADRs and receive the benefits of the Foreign Investment Contracts, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.
Access to the Formal Exchange Market under any of the circumstances described above is not automatic. Pursuant to the former Chapter XXVI, such access required approval of the Central Bank based on a request therefor presented through a banking institution established in Chile. The Foreign Investment Contracts provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

In November 1995, the Central Bank amended the former Chapter XXVI to regulate secondary offerings of ADSs by companies that have previously entered into a Foreign Investment Contract. In accordance with the new regulations, we entered into an amended Foreign Investment Contract in connection with its offering of ADSs completed in February 1996 to comply with the rules in effect on the date of Central Bank approval of the new issuance of ADSs.
On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, the former Chapter XXVI required that foreign currency that entered Chile pursuant to the former Chapter XXVI be converted into pesos in the Formal Exchange Market, and the shares evidencing ADRs only be paid in pesos. In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a bank). On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.
In connection with our capital increase approved in our shareholders’ meeting of April 30, 1999, we first amended our Foreign Investment Contract on September 7, 2000, and subsequently entered into a new Foreign Investment Contract on October 12, 2000.
On May 10th, 2007, the Central Bank agreed to extend the effects of the former Chapter XXVI to capital increases approved after April 18, 2001. As a consequence of such Central Bank’s decision, Enersis formally requested to the Central Bank to be allowed to enter into a new Foreign Investment Contract regarding a capital increase approved in our shareholders’ meeting of March 31, 2003, which was granted by the Central Bank, subject to signing of a new Foreign Investment Contract which new terms have to be defined by the Central Bank and agreed to by Enersis.
Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank. However, the Central Bank’s approval to extend the effects of the former Chapter XXVI to the last capital increase, is subject to the condition that shares of any future capital increase would have to be sufficiently differentiated from shares under the effects of the former Chapter XXVI, otherwise the Central Bank could revoke its last approval. Furthermore, it is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.
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
The summary which follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after this date, possibly with retroactive effect.

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
Taxation of Shares and ADSs
Taxation of Cash Dividends and Property Distributions
Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the Company. A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the Company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed. In addition, if the Company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the Company is proportionately reduced. On September 28, 2001, the Chilean corporate tax rate was amended. Since 2004 the corporate tax rate has been 17%. The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the Company distributable after payment of the Chilean corporate income tax:

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
Taxation on Sale or Exchange of Shares or ADSs
Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.
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
In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax, but will not be subject to the 35% Chilean withholding tax.
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
The tax basis of shares received in exchange for ADSs will be the value of the shares on the date of the exchange. The valuation procedure set forth in the deposit agreement, which values shares at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares and the immediate sale of the shares for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile.
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

Material U.S. Federal Income Tax Considerations
The following are the material U.S. federal income tax consequences to the U.S. Holders described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:
•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities;

•	persons holding shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.
If an entity that is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These authorities are subject to change, possibly with retroactive effect. This discussion is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.
You are a “U.S. Holder” if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal tax purposes:
•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.
The U.S. Treasury has expressed concerns that parties to whom depositary shares such as the ADSs are pre-released or intermediaries in the chain of ownership between holders and the issuer of the security underlying the depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.
The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only. You should consult your tax advisors with respect to the particular tax consequences to you of owning or disposing of shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.
This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.
Taxation of Distributions
Distributions paid on shares or ADSs other than certain pro rata distributions of ordinary shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.
Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.
The amount of a dividend will include any amounts withheld by us in respect of Chilean taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend paid in Chilean pesos will be a U.S. dollar amount calculated by reference to the exchange rate for converting Chilean pesos into U.S. dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is not converted into U.S. dollars on the date of receipt.
Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “ — Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs
For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you have held the shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between your tax basis in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.
In certain circumstances, Chilean taxes may be imposed upon the sale of shares. See “ — Chilean Tax Considerations — Taxation of Shares and ADSs.” If a Chilean tax is imposed on the sale or disposition of shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to credit such Chilean tax against U.S. federal income tax liability.
Passive Foreign Investment Company Rules
The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year. However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25 percent owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held shares or ADSs, certain adverse consequences could apply to such holder, including the imposition of higher amounts of tax than would otherwise apply and additional filing requirements. U.S. Holders should consult their tax advisors regarding the consequences to them if the Company were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation (or other exempt recipient) or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.
The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
F. Dividends and Paying Agents.
Not applicable.
G. Statement by Experts.
Not applicable.

H. Documents on Display.
We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a Website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.
I. Subsidiary Information.
Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risk
The Company is exposed to risks from changes in interest rates and foreign exchange rates. These risks are monitored and managed by the Company. The Company’s Board of Directors approves risk management policies at all levels.
The Company does not enter into financial instruments for non-trading or speculative purposes. As a result, the Company’s market risk is limited to trading risks.
Commodity Price Risk
In our electricity generation business, we are exposed to market risks arising from the volatility of electricity, natural gas, diesel oil and coal prices. In order to manage these exposures, we enter into long-term contracts with suppliers and customers.
We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets. We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets. These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.
We are partially exposed to the volatility of coal and diesel oil prices. In the countries where we operate, the dispatch mechanism allows the thermal power plant to cover its variable cost. On the other hand, under certain circumstances fuel price fluctuations might affect marginal costs. Additionally, the Company, through adequate commercial risk mitigation policies, and its hydro-thermal mix, seeks to naturally protect the commodity price volatility over its operating margin. As of December 31, 2007 and 2006, we did not hold any contracts classified as either derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.
As of December 31, 2007, the Company did not hold electricity price-sensitive instruments.
Interest Rate Risk
Of our total outstanding debt obligations as of December 31, 2007, 32% of such debt bore interest at floating rates compared to 29% in 2006.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.
The recorded values for accounting purposes of our financial debt as of December 31, 2007, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are detailed below, according to the date of maturity. Total values do not include interest rate derivatives.

	Contract Terms
As of December 31,	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	2,422	2,425	6,506	6,612	6,723	197,692	222,380	237,354
Weighted average interest rate	5.3%	5.3%	5.3%	5.2%	5.2%	5.2%	5.3%	—
$-denominated	246,633	337,500	22,028	29,505	28,741	758,026	1,422,434	1,819,835
Weighted average interest rate	7.7%	7.8%	7.8%	7.8%	7.8%	7.9%	7.7%
Other currencies(2)	73,716	107,077	100,653	192,754	44,828	360,760	879,789	963,421
Weighted average interest rate	6.0%	6.0%	6.3%	6.4%	6.2%	6.0%	6.0%	—

Variable rate:
Ch$- and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
$-denominated	48,573	238,861	77,209	105,876	31,298	18,946	520,763	418,817
Weighted average interest rate	6.9%	6.9%	7.3%	7.4%	8.0%	7.5%	6.9%	—
Other currencies(2)	245,455	141,799	150,504	153,594	228,120	35,865	955,338	848,848
Weighted average interest rate	13.1%	12.9%	12.3%	11.5%	11.1%	11.7%	13.1%	—

Total	616,799	827,662	356,901	488,341	339,711	1,371,289	4,000,703	4,288,275

(1)	As of December 31, 2007, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.

By comparison, as of December 31, 2006, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

	Contract Terms
As of December 31,	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	2,461	2,271	2,254	79,425	6,178	117,670	210,259	241,226
Weighted average interest rate	5.6%	5.6%	5.6%	5.6%	6.1%	6.1%	5.6%	—
$-denominated	91,029	268,215	392,065	44,331	18,160	857,785	1,671,585	1,849,024
Weighted average interest rate	7.7%	7.7%	7.7%	7.7%	7.8%	7.8%	7.7%	—
Other currencies(2)	73,451	66,669	82,811	67,510	129,931	174,061	594,433	584,264
Weighted average interest rate	5.9%	5.6%	5.4%	5.6%	5.2%	5.8%	5.9%	—

Variable rate:
Ch$- and UF-denominated	—	—	—	—	—	—	—	—
Weighted average interest rate	—	—	—	—	—	—	—	—
$-denominated	28,229	216,059	29,777	54,729	44,537	29,891	403,222	432,646
Weighted average interest rate	5.9%	5.9%	7.2%	6.4%	6.8%	7.3%	5.9%	—
Other currencies(2)	128,596	102,425	145,355	112,979	100,955	168,383	758,693	833,624
Weighted average interest rate	13.3%	13.2%	12.4%	12.2%	11.9%	11.5%	13.3%	—

Total	323,765	655,638	652,263	358,974	299,762	1,347,790	3,638,192	3,940,785

(1)	As of December 31, 2006, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, the Brazilian real, the Colombian peso and the Peruvian sol, among others.
Foreign Currency Risk
We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is in dollar. This risk is mitigated, as a substantial portion of our revenues is linked to the dollar either directly or indirectly. Additionally, we manage this risk through the use of dollar/UF exchange currency swaps and dollar/peso forward foreign exchange contracts. As of December 31, 2007, Enersis’ total consolidated indebtedness reached $8.3 billion, which includes the effect of currency hedging instruments. From this amount, $3,081 million, or 37%, was denominated in dollars. For the twelve-month period ended December 31, 2007, our revenues amounted to $10,579 million of which $661 million, or 6%, were denominated in dollars, and $1,874 million, or 18%, were linked in some way to the dollar. In the aggregate, 24% of our revenues were either in dollars or correlated to such currency through some form of indexation. On the other hand, the equivalent of $2,097 million was revenues in pesos, which represents 20% of our 2007 revenues. The revenue figures discussed in this context are all prior to consolidation adjustments.
Prior to our acquisition of a controlling interest in Endesa Chile, we did not manage foreign exchange rate risk. This risk management became active in 1999 due to the instability of the peso and the change in the trend in which the UF began to devaluate against the dollar. Moreover, during 2004, we changed our corporate currency risk policy from a pure accounting hedge to a cash flow hedge. This policy takes the level of operating income of each country that is indexed to the United States dollar and seeks to hedge them with liabilities in the same currency.
In addition, our currency risk policy determines a maximum level of consolidated accounting mismatch. We manage that accounting risk through short-term hedging instruments until the difference between assets and liabilities in dollars returns to levels below the maximum permitted.

Although the actual foreign currency exchange risk to which we are exposed depends upon the fluctuation of foreign exchange rates in which monetary assets and liabilities are maintained as compared to the peso, for accounting purposes our results from operations are affected by variations in the exchange rate between the dollar and the peso, due to the application of BT 64. For further detail, please see “Item 5. Operating and Financial Review and Prospects — A. Operating results — Introduction — Technical Bulletin 64 (BT 64).
Foreign currency gains and losses are included in the results from operations for the period together with price-level restatement.
As of December 31, 2007, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
$-denominated	246,633	337,500	22,028	29,505	28,741	758,026	1,422,434	1,819,835
Other currencies(2)	73,716	107,077	100,653	192,754	44,828	360,760	879,789	963,421

Variable rate:
$-denominated	48,573	238,861	77,209	105,876	31,298	18,946	520,763	418,817
Other currencies(2)	245,455	141,799	150,504	153,594	228,120	35,865	955,338	848,848
Other instruments(3)
$-denominated assets	229,891	—	—	—	—	—	229,891	229,891
Assets in other currencies(2)	1,594,747	58,847	31,175	16,668	12,812	76,662	1,790,911	1,790,911
Forward contracts (receive U.S.$/Pay Ch$)(1)	—	—	—	—	—	—	—	—
Swap contracts (receive U.S.$/Pay Ch$)	62,111					298,134	360,245	-196,730
Other foreign currency derivatives(2)	79,442	54,658	19,876	7,453	62,492	34,695	258,616	-18,989

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2007, which was Ch$496.89 = $1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, Brazilian real, the Colombian pesos, Peruvian soles, Argentine and Chilean pesos.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.

As of December 31, 2006, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
$-denominated	91,029	268,215	392,065	44,331	18,160	857,785	1,671,585	1,849,024
Other currencies(2)	73,451	66,669	82,811	67,510	129,931	174,061	594,433	584,264

Variable rate:
$-denominated	28,229	216,059	29,777	54,729	44,537	29,891	403,222	432,646
Other currencies(2)	128,596	102,425	145,355	112,979	100,955	168,383	758,693	833,624
Other instruments(3)
$-denominated assets	81,683	90,524	2,049	—	—	—	174,256	174,256
Assets in other currencies(2)	1,320,719	55,508	19,110	8,464	9,535	42,813	1,456,149	1,456,149
Forward contracts (receive $/Pay Ch$)(1)	—	—	—	—	—	—	—	—
Swap contracts (receive $/Pay Ch$)	—	66,549	—	—	—	319,434	385,983	-142,193
Other foreign currency derivatives(2)	—	1,314	—	—	—	26,620	27,934	-4,219

(1)	Calculated based on the Observed Exchange Rate as of December 31, 2006, which was Ch$532.39 = $1.00. Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)	“Other currencies” includes the Euro, Brazilian real, the Colombian pesos and Peruvian soles among others.

(3)	“Other instruments” include cash, time deposits and short-term accounts receivables. See note 29 to financial statements.
D. Safe Harbor
The information in this “Item 11. Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements. See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.
Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities.
Not applicable.
B. Warrants and Rights.
Not applicable.
C. Other Securities.
Not applicable.
D. American Depositary Shares.
Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a)-15 (e) and 15 (d)-15 (e) under the Exchange Act) for the year ended December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.
B. Management’s Annual Report on Internal Control Over Financial Reporting
As required by Section 404 of the Sarbanes-Oxley Act of 2002, Enersis’ Management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13 (a)-15 (f) under the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted.
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
Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2007. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, Enersis’ Management has concluded that as of December 31, 2007, the Company’s internal control over financial reporting was effective.
Deloitte Auditores y Consultores Ltda., the independent registered accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2007. This attestation report appears on page F-4.

C. Changes in internal control
There were no changes in the Company’s internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit Committee Financial Expert
On April 12, 2008, the Board of Directors determined that Patricio Claro is an audit committee financial expert as defined under Item 16A of Form 20-F, is serving on the audit committee and is an independent member of the Audit Committee.
Item 16B. Code of Ethics
The standards of ethical conduct at Enersis are currently governed by means of two corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo) and the Internal Regulations on Conduct in Securities Markets.
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
A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:
ENERSIS S.A.
Attention: Investor Relations Department
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682
During fiscal year 2007, there have been no amendments to any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets.
No waivers from any provisions of the Charter Governing Executives or the Internal Regulations on Conduct in Securities Markets were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2007.
Item 16C. Principal Accountant Fees and Services
The following table provides information on the aggregate fees billed by our principal accountants, Deloitte Auditores y Consultores Ltda., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for periods indicated.

Services Rendered	2006	2007
	(millions of $)
Audit Fees	3.7	3.3
Audit-Related Fees(1)	0.2	—
Tax Fees(2)	0.1	0.3
All Other Fees(3)	0.1	—

Total	4.1	3.6

(1)	In 2006, includes fees paid for assistance services rendered in relation with Enersis’ readiness plan to comply with Sarbanes-Oxley’s section 404 requirements ($122,200) and other audit-related services ($47,380).

(2)	Figure for 2007 includes mainly fees paid for tax advisory work in Colombia and Chile ($177,939;and $43,600 respectively). In 2006, includes fees paid for tax advisory work in Argentina, Colombia and Chile ($56,250, $50,288, and $10,158 respectively).

(3)	In 2006, includes fees for collaboration in a rules and procedures program project ($80,000) and other minor services in Peru and Chile ($31,062).
The amounts included in the table above and the related footnotes have been classified in accordance with Public Company Accounting Oversight Board (PCAOB) guidance, which are different in certain respects from the classifications made under our consolidated financial statements prepared for our parent company, Endesa Spain, in accordance with IFRS.
Audit committee Pre-Approval Policies and Procedures
Enersis’ external auditors are appointed by its shareholders at the annual shareholders’ meeting. Similarly, the shareholders of our subsidiaries located in countries where applicable law and regulation so establishes, appoint their own external auditors. Enersis’ Audit Committee submits a proposal to the Board of Directors and to the Shareholder Meeting for the appointment of its external auditors.
The Audit Committee manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.
The Audit Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services. Since July 2005, all professional services including audit and non-audit services provided to Enersis or any of our subsidiaries are subject to such policy.
Fees payable in connection with recurring audit services are pre-approved by the Audit Committee and then approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the corporative audit department, are submitted to the Audit Committee for its pre-approval or denial.

The pre-approval policy established by the Audit Committee for non-audit services is as follows:
•	The business unit that has requested the service and the audit firm requested to perform the service must request that the corporate audit manager review the nature of the service to be provided.

•	At that point, the corporate audit department analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our consolidated financial statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Audit Committee for approval or denial.
All services described in footnote (1) to the table above were approved in line with the procedure described immediately above.
In addition, due to the SEC-PCAOB release number 34-53677 (Audit Committee Pre-Approval of Certain Tax Services), the Audit Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.
Item 16D. Exemptions from Listing Requirements for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Persons
Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2007.

PART III
Item 17. Financial Statements
None.
Item 18. Financial Statements
ENERSIS S.A. and Subsidiaries

Ch$	Chilean pesos

US$	United States dollars

UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (See Note 2(c)).

ThCh$	Thousand of Chilean pesos

ThUS$	Thousand of United States dollars.
Application of Constant Chilean Pesos
The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2007 purchasing power.

Item 19. Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis, as amended.*
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).*
4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (Spanish version).**
4.2	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (English version).**
8.1	List of Subsidiaries as of December 31, 2006.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Enersis annual report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 14, 2007.

**	Incorporated by reference to Enersis annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Enersis.

SIGNATURES
The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: June 6, 2008

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
Application of Constant Chilean Pesos
The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2007 purchasing power.

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Enersis S.A.:
We have audited the accompanying consolidated balance sheets of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 (expressed in constant Chilean pesos). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary) and certain of its consolidated subsidiaries and certain of its equity method investees (hereinafter collectively referred to as the “Companies”), which statements reflect total assets constituting 35.90% and 36.78% of consolidated total assets at December 31, 2006 and 2007, respectively, and total revenues constituting 22.00%, 23.04% and 33.50% of consolidated total revenues for the years ended December 31, 2005, 2006 and 2007, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 36, these financial statements reflect total shareholders’ equity constituting 58.00% and 16.88% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2006 and 2007, respectively, and total net income constituting 44.98%, 7.00% and 6.88% of consolidated U.S. GAAP basis net income for the years ended December 31, 2005, 2006 and 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for the Companies, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile.

Una firma miembro de Deloitte Touche Tohmatsu

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of shareholders’ equity as of December 31, 2006 and 2007, to the extent summarized in Note 36 to the consolidated financial statements.
Our audits also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2008, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit and the report of the other auditors.
/s/ Deloitte
Santiago, Chile
April 30, 2008

Una firma miembro de Deloitte Touche Tohmatsu

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Enersis S.A.:
We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ( the COSO criteria ). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad S.A. and certain subsidiaries (collectively hereinafter referred to as “Empresa Nacional de Electricidad, S.A.”), whose financial statements reflect total assets and revenues constituting 36.78% and 33.50% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007. The effectiveness of Empresa Nacional de Electricidad, S.A.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinions, insofar as it relates to the effectiveness of Empresa Nacional de Electricidad, S.A.’s internal control over financial reporting, are based solely on the report of the other auditors.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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

Una firma miembro de Deloitte Touche Tohmatsu

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
In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated April 30, 2008 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.
/s/ Deloitte
Santiago, Chile
April 30, 2008

Una firma miembro de Deloitte Touche Tohmatsu

•	Huérfanos 770, 5° Piso	•	Teléfono	:	(56-2) 676 1000
	Santiago, Chile		Fax	:	(56-2) 676 1010
			Casilla	:	2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited the accompanying consolidated balance sheets of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 36.91 percent and 31.39 percent as of December 31, 2006 and 2007, respectively, and total revenues representing of 37.39 percent, 38.08 percent and 33.76 percent for each of the three years in the period ended December 31, 2007, respectively. We also did not audit the financial statements of certain investments accounted for under the equity method, which represented 8.04 percent and 6.84 percent of total consolidated assets as of December 31, 2006 and 2007, respectively, and the equity in their net results represented 11.7 percent, 19.6 percent and 9.5 percent of the consolidated net income for each of the three years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.
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
In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 3!, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2008, except for internal control over financial reporting related to Notes 30 and 32 of the 2007 consolidated financial statements for which the date is April 30, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.	/s/ Ernst & Young
Santiago, Chile
February 19, 2008
(except for Notes 30 and 32 for which the date is April 30, 2008)
Firma miembro de Ernst & Young Global

•	Huérfanos 770, 5° Piso	•	Teléfono	:	(56-2) 676 1000
	Santiago, Chile		Fax	:	(56-2) 676 1010
			Casilla	:	2823
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Empresa Nacional de Electricidad S.A. (Endesa-Chile):
We have audited internal control of Endesa-Chile (“the Company”) over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying annual report on form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances, We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Endesa-Chile S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Endesa-Chile S.A. as of December 31, 2006 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 19, 2008, except for Notes 30 and 32 for which the date is April 30, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG LTDA.	/s/ Ernst & Young
Santiago, Chile
February 19, 2008
(except for Notes 30 and 32 for which the date is April 30, 2008)
Firma miembro de Ernst & Young Global

Deloitte & Touche Ltda. Cra. 7 N° 74 - 09 AA 075874 Nit. 860.005.813-4 Bogotá D.C. Colombia Tel: +57(1) 5461810 - 5461815 Fax: +57(1) 2178088 www.deloitte.com/co
Report of Independent Registered Public Accounting Firm
To the Board of Director and Shareholders of
Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary)
We have audited the balance sheets of Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary) (the “company”) as of December 31,2007 and 2006 and the related statements of income and cash flows for the three years in the period ended December 31, 2007, all expressed in thousands of constant Chilean pesos (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts an disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Emgesa S.A. E.S.P. (before Central Hidroelectrica de Betania S.A. E.S.P. and its subsidiary) as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
As described in greater detail in Note 1 to the financial statements, dated August 17, 2007, the Office of the Superintendent of Corporations in Colombian authorized the merger through absorption between Central Hidroeléctrica de Betania S.A. E.S.P. and Emgesa S.A. E.S.P., being the first, i.e., Central Hidroeléctrica de Betania S.A. E.S.P. the absorbing company and Emgesa S.A. E.S.P. the company absorbed.”
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2007 and the determination of shareholders’ equity at December 31,2007 and 2006 to the extent summarized in Note 30.
/s/ Carlos Eduardo Tovar R.
Carlos Eduardo Tovar R.
Bogotá, Colombia, March 7, 2008
DELOITTE & TOUCHE LTDA.

Auditoría.lmpuestos.Consultoría.Finanzas Corporativas.	Una firma miembro de
Deloitte Touche Tohmatsu

Deloitte & Touche S.R.L Florida 234, Piso 5° C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081/4326-7340 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Endesa Argentina S.A.:
We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 36.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Director and Stockholders of
Endesa Brasil S.A.
We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the three month period ended December 31, 2005 and for each of the two years in the period ended December 31, 2007, expressed in constant Chilean pesos (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements as of and for the years ended December 31, 2006 and 2007, of certain of the Company’s consolidated subsidiaries (hereinafter referred to as the “Companies”), which statements reflect total assets constituting 34.46% and 30.63% of consolidated total assets at December 31, 2006 and 2007, respectively and total revenues constituting 9.92% , 27.21% and 36.32% of consolidated total revenues for the three month period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 24, these financial statements reflect total shareholders’ equity constituting 50.87% and 54.43% of consolidated U.S. GAAP basis shareholders’ equity at December 31, 2006, and 2007 and total net income constituting 60.52%, 56.77% and 55.31%, of consolidated U.S. GAAP basis net income for the three month period ended December 31, 2005 and the years ended December 31, 2006 and 2007, respectively. Such statements were audited by other auditors whose reports have been provided to us and our opinion, insofar as it relates to the amounts included for these companies, is based solely on the reports of such other auditors.
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
In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations, changes in their shareholders’ equity and their cash flows for the three month period ended December 31, 2005 and for each of the two years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in Chile.

Una firma miembro de
Deloitte Touche Tohmatsu

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for the three month period ended December 31, 2005 and each of the two years in the period ended December 31, 2007, and the determination of shareholders’ equity as of December 31, 2006 and 2007, to the extent summarized in Note 24 to the consolidated financial statements.
/s/ Deloitte
Santiago, Chile
March 27, 2008

Una firma miembro de
Deloitte Touche Tohmatsu

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
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
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain-reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
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
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
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
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN—Companhia de Interconexão Energética
We have audited the accompanying balance sheet of CIEN—Companhia de Interconexão Energetica (the “Company”) as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of
CIEN—Companhia de Interconexão Energética at December 31, 2005, and the results of its operations and its cash flows for the three-month period ended December 31, 2005 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, January 13, 2006
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Centrais Elétricas Cachoeira Dourada — CDSA
We have audited the accompanying balance sheets of Centrais Elétricas Cachoeira Dourada — CDSA (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada — CDSA as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Central Geradora Termelétrica Fortaleza — CGTF
We have audited the accompanying balance sheets of Central Geradora Termelétrica Fortaleza — CGTF (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza — CGTF as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

• Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
22250-040 – Rio de Janeiro, RJ Brasil		Fax:	(55) (21) 2109-1400
www.ey.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
CIEN — Companhia de Interconexão Energética
We have audited the accompanying consolidated balance sheets of CIEN — Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets of 13 percent and 11 percent as of December 31, 2006 and 2007, respectively, and total revenues representing and 6 percent and 2 percent for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A. — TESA and Compañía de Transmisión del MERCOSUR S.A. — CTM, is based solely on the reports of the other auditors.
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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN — Companhia de Interconexão Energética and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).
Rio de Janeiro, Brazil, March 27, 2008
ERNST & YOUNG
Auditores Independentes S.S.
/s/ Claudio Camargo
Claudio Camargo
Partner

Deloitte & Touche S.R.L Florida 234, Piso 5° C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081/4326-7340 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Transportadora de Energía S.A.:
We have audited the balance sheets of Transportadora de Energía S.A. (the “Company”) as of December 31, 2007 and 2006 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S.A. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 20.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Deloitte & Touche S.R.L Florida 234, Piso 5° C1005AAF Ciudad Autónoma de Buenos Aires Argentina Tel: (54-11) 4320-2700 Fax: (54-11) 4325-8081/4326-7340 www.deloitte.com
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the President and Board of Directors of
Compañía de Transmisión del Mercosur S.A.:
We have audited the balance sheets of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2007 and 2006 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.
Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 and 2006, to the extent summarized in Note 19.
DELOITTE & Co. S.R.L.
/s/ Carlos A. Lloveras
Carlos A. Lloveras
Buenos Aires, Argentina
March 27, 2008
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2007, and thousands of US dollars)

	As of December 31,
	2006	2007	2007
	ThCh$	ThCh$	ThUS$

ASSETS
CURRENT ASSETS
Cash	107,178,991	81,979,611	164,985
Time deposits	303,002,428	404,583,941	814,232
Marketable securities	9,788,358	11,797,463	23,743
Accounts receivable, net	901,208,837	987,383,472	1,987,127
Notes receivable, net	8,020,849	11,839,116	23,826
Other accounts receivable, net	108,526,853	99,770,021	200,789
Amounts due from related companies	14,568,778	152,384,020	306,676
Inventories	71,789,477	105,439,534	212,199
Taxes recoverable	76,630,339	144,712,085	291,235
Prepaid expenses	55,250,232	50,356,678	101,344
Deferred taxes	66,111,520	68,409,142	137,675
Other current assets	71,588,880	142,032,393	285,843

Total current assets	1,793,665,542	2,260,687,476	4,549,674

PROPERTY, PLANT AND EQUIPMENT
Land	142,417,227	138,136,415	278,002
Buildings and infrastructure and works in progress	11,772,969,596	11,269,879,056	22,680,833
Machinery and equipment	2,134,240,240	1,984,794,585	3,994,435
Other plant and equipment	674,281,014	533,413,209	1,073,504
Technical appraisal	141,422,764	126,858,094	255,304
Accumulated depreciation	(6,179,423,073)	(6,045,735,243)	(12,167,150)

Total property, plant and equipment, net	8,685,907,768	8,007,346,116	16,114,928

OTHER ASSETS
Investments in related companies	123,445,231	59,195,644	119,132
Investments in other companies	25,874,450	22,976,929	46,242
Goodwill, net	703,536,585	641,178,413	1,290,383
Negative goodwill, net	(39,755,524)	(37,394,320)	(75,257)
Long-term receivables	147,653,188	195,537,843	393,524
Amounts due from related companies	97,222,765	626,547	1,261
Deferred taxes	13,155,686	—	—
Intangibles	97,475,614	95,326,429	191,846
Accumulated amortization	(58,856,697)	(59,911,980)	(120,574)
Other assets	294,779,113	252,197,547	507,552

Total other assets	1,404,530,411	1,169,733,052	2,354,109

TOTAL ASSETS	11,884,103,721	11,437,766,644	23,018,711

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2007, and thousands of US dollars)

	As of December 31,
	2006	2007	2007
	ThCh$	ThCh$	ThUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	144,194,111	169,694,879	341,514
Current portion of long-term debt due to banks and financial Institutions	105,769,447	129,310,857	260,241
Current portion of bonds payable	121,584,960	366,034,697	736,652
Current portion of long-term notes payable	36,540,686	24,183,692	48,670
Dividends payable	80,213,385	32,885,815	66,183
Accounts payable	397,090,406	514,755,846	1,035,955
Short-term notes payable	16,890,479	15,961,727	32,123
Miscellaneous payables	119,630,007	106,100,650	213,530
Amounts payable to related companies	32,072,346	31,851,119	64,101
Accrued expenses	85,222,581	85,055,952	171,177
Withholdings	107,385,626	106,033,166	213,394
Income taxes payable	156,915,030	18,343,075	36,916
Deferred income	5,391,968	7,829,528	15,757
Other current liabilities	97,574,529	132,218,175	266,091

Total current liabilities	1,506,475,561	1,740,259,178	3,502,304

LONG-TERM LIABILITIES:
Due to banks and financial institutions	972,982,285	1,024,723,413	2,062,274
Bonds payable	2,357,989,334	2,146,924,098	4,320,723
Long-term notes payable	120,705,276	122,967,653	247,475
Miscellaneous payables	165,166,253	143,948,640	289,699
Amounts payable to related companies	12,082,887	8,161,792	16,426
Accrued expenses	348,993,080	328,299,704	660,709
Deferred income taxes	—	22,440,908	45,163
Other long-term liabilities	235,115,670	255,064,580	513,322

Total long-term liabilities	4,213,034,785	4,052,530,788	8,155,791

MINORITY INTEREST	3,082,340,206	2,741,767,047	5,517,855

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value	2,594,015,458	2,594,015,458	5,220,502
Additional paid-in capital	184,861,405	184,861,405	372,037
Other reserves	(255,979,636)	(435,491,419)	(876,434)
Retained earnings	291,354,472	388,982,534	782,834
Net income for the year	307,121,433	188,376,410	379,111
Interim dividends	(38,924,762)	(17,534,757)	(35,289)
Deficit of subsidiaries in development stage	(195,201)	—	—

Total shareholders’ equity	3,082,253,169	2,903,209,631	5,842,761

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	11,884,103,721	11,437,766,644	23,018,711

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2007, and thousands of US dollars)

	For the years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	3,533,450,059	4,155,844,703	4,686,675,559	9,432,018
COST OF SALES	(2,399,515,599)	(2,782,687,091)	(3,163,865,117)	(6,367,335)

GROSS PROFIT	1,133,934,460	1,373,157,612	1,522,810,442	3,064,683

ADMINISTRATIVE AND SELLING EXPENSES	(243,970,734)	(241,526,970)	(267,243,749)	(537,833)

OPERATING INCOME	889,963,726	1,131,630,642	1,255,566,693	2,526,850

NON-OPERATING INCOME AND EXPENSE:
Interest income	94,452,404	139,286,384	116,407,766	234,273
Equity in income of related companies	15,860,236	5,546,450	2,732,317	5,499
Other non-operating income	73,286,949	113,673,478	199,327,497	401,150
Equity in loss of related companies	(8,463,062)	(134,628)	(57,493,370)	(115,707)
Amortization of goodwill	(60,514,060)	(60,045,277)	(59,814,172)	(120,377)
Interest expense	(384,527,149)	(419,622,162)	(407,285,992)	(819,670)
Other non-operating expenses	(173,337,268)	(224,762,650)	(348,716,130)	(701,798)
Price-level restatement, net	(5,422,442)	1,306,844	(10,803,572)	(21,742)
Exchange difference, net	(6,844,633)	5,721,747	6,786,479	13,658

NON-OPERATING EXPENSE, NET	(455,509,025)	(439,029,814)	(558,859,177)	(1,124,714)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	434,454,701	692,600,828	696,707,516	1,402,136

INCOME TAXES	(190,983,412)	(102,256,730)	(253,147,436)	(509,463)

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	243,471,289	590,344,098	443,560,080	892,673

MINORITY INTEREST	(185,879,944)	(289,749,961)	(259,605,529)	(522,461)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	57,591,345	300,594,137	183,954,551	370,212

AMORTIZATION OF NEGATIVE GOODWILL	16,992,820	6,527,296	4,421,859	8,899

NET INCOME FOR THE YEAR	74,584,165	307,121,433	188,376,410	379,111

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2007, and thousands of US dollars)

	For the years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$

Net income for the year	74,584,165	307,121,433	188,376,410	379,111

GAIN (LOSSES) FROM SALES OF ASSETS:
Losses (gain) on sale of property, plant and equipment	1,192,666	(19,947,183)	(562,731)	(1,133)
Gain on sale of investments	—	—	(3,077,984)	(6,194)
Gain on sale of other assets	(289,801)	(290,967)	(568,995)	(1,145)

Charges (credits) to income which do not represent cash flows:
Depreciation	403,119,542	445,298,395	416,692,881	838,602
Amortization of intangibles	9,114,585	8,440,982	8,733,850	17,577
Write-offs and accrued expenses	61,153,232	27,992,780	52,431,844	105,520
Equity in income of related companies	(15,860,236)	(5,546,450)	(2,732,317)	(5,499)
Equity in loss of related companies	8,463,062	134,628	57,493,370	115,707
Amortization of goodwill	60,514,060	60,045,277	59,814,172	120,377
Amortization of negative goodwill	(16,992,819)	(6,527,296)	(4,421,859)	(8,899)
Price-level restatement, net	5,422,442	(1,306,844)	10,803,572	21,742
Exchange difference, net	6,844,633	(5,721,747)	(6,786,479)	(13,658)
Other credits to income which do not represent cash flows	(29,098,526)	(16,315,444)	(53,730,500)	(108,133)
Other charges to income which do not represent cash flows	94,015,314	73,902,631	204,009,880	410,572

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	(85,128,384)	(193,956,180)	(216,050,555)	(434,806)
Decrease (increase) in inventory	(21,797,219)	5,011,884	(30,585,338)	(61,554)
Decrease (increase) in other assets	29,691,002	(104,362,820)	(66,934,474)	(134,707)

Changes in liabilities which affect operating cash flows:
Increase (decrease) in accounts payable associated with operating results	19,477,150	156,946,384	233,699,604	470,325
Increase (decrease) in interest payable	39,649,652	29,991,724	30,089,971	60,557
Increase (decrease) in income tax payable	49,099,925	(32,879,227)	(96,770,840)	(194,753)
Increase (decrease) in other accounts payable associated with operating results	45,612,435	(39,663,944)	(15,723,876)	(31,645)
Net (increase) in value added tax and other similar taxes payable	(25,569,761)	(51,891,419)	(69,370,824)	(139,610)
Income attributable to minority interest	185,879,944	289,749,961	259,605,529	522,461

Net cash flows provided by operating activities	899,097,063	926,226,558	954,434,311	1,920,815

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of debt	439,489,161	—	2,820,189	5,676
Proceeds from bond issuances	183,206,329	1,368,499,397	869,561,904	1,750,009
Other sources of financing	742,515	178,976,706	363,114,713	730,775
Distribution of capital in subsidiary	(133,133,252)	(91,851,542)	(14,339,987)	(28,859)
Dividends paid	(302,553,363)	(191,825,479)	(553,116,614)	(1,113,157)
Payment of debt	(864,519,052)	(1,062,289,729)	(713,170,383)	(1,435,269)
Payment of bonds	(121,226,128)	(503,548,490)	(129,596,682)	(260,816)
Payment of loans obtained from related companies	(2,828,287)	(8,675,671)	(2,374,719)	(4,779)
Payment of bond issuance costs	(984,335)	(537,063)	—	—
Other disbursements for financing	(19,010,186)	(7,822,642)	(1,380,797)	(2,779)

Net cash used in financing activities	(820,816,598)	(319,074,513)	(178,482,376)	(359,199)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	6,682,050	47,847,295	3,755,584	7,558
Sales of investment in related companies	1,829,591	53,049	8,373,539	16,852
Payments received from notes receivable from related companies	8,633,163	2,997,252	—	—
Other receipts from investments	7,778,683	2,053,906	44,102,997	88,758
Liquidation of subsidiary (see note 11 h) iv))	—	(4,425,890)	—	—
Additions to property, plant and equipment	(348,100,160)	(556,083,204)	(594,055,321)	(1,195,547)
Long-term investments in related companies	(36,341,503)	(24,219,165)	(38,182,150)	(76,842)
Documented loans to related companies	—	—	(4,441,474)	(8,939)
Other loans to related companies	—	—	(38,730,510)	(77,946)
Other investment disbursements	(3,136,265)	(13,472,337)	(72,360,024)	(145,626)

Net cash used in investing activities	(362,654,441)	(545,249,094)	(691,537,359)	(1,391,732)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE PERIOD	(284,373,976)	61,902,951	84,414,576	169,886

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(22,990,227)	15,657,549	19,449,757	39,143

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(307,364,203)	77,560,500	103,864,333	209,029

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	621,678,000	395,096,571	472,657,071	951,231

Additional cash resulting from creation of Endesa Brasil (see note 11 (f) i)	80,782,774	—	—	—

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	395,096,571	472,657,071	576,521,404	1,160,260

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of
	Paid-in	paid-in	Other	Retained	subsidiaries in	Interim	Net income
	capital	capital	reserves	earnings	development stage	dividends	for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2005	2,283,404,124	162,725,820	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	—	(44,307,596)	—
Investment equity variations	—	—	(5,851,418)	—	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	—	(97,676,664)
Reserve Technical Bulletin No. 72	—	—	(6,197,072)	—	—	—	—	(6,197,072)
Price-level restatement	82,202,548	5,858,130	(4,413,203)	7,979,618	—	—	—	91,627,092
Net income for the year	—	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,428

As of December 31, 2005(1)	2,594,015,458	184,861,406	(259,584,324)	252,636,493	—	—	74,584,165	2,846,513,198

As of January 1, 2006	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,428
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Investment equity variations	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend 2005	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Cumulative translation adjustment	—	—	14,766,794	—	—	—	—	14,766,794
Reserve Technical Bulletin No. 72	—	—	(825,381)	—	—	—	—	(825,381)
Price-level restatement	49,677,740	3,540,263	(4,971,274)	5,522,778	—	—	—	53,769,507
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (1)	2,594,015,458	184,861,405	(255,979,636)	291,354,472	(195,201)	(38,924,762)	307,121,433	3,082,253,169

As of January 1, 2007	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909
Transfer of prior year income to retained earnings	—	—	—	249,535,820	181,751	36,242,795	(285,960,366)	—
Investment equity variations	—	—	(7,702,898)	—	—	—	—	(7,702,898)
Final dividend 2006	—	—	—	(159,675,172)	—	—	—	(159,675,172)
Reserve Technical Bulletin No. 72	—	—	(56,695,443)	—	—	—	—	(56,695,443)
Cumulative translation adjustment	—	—	(115,113,442)	—	—	—	—	(115,113,442)
Price-level restatement	178,731,046	12,737,192	(17,637,331)	27,842,117	—	(190,784)	—	201,482,240
Interim dividend	—	—	—	—	—	(17,343,973)	—	(17,343,973)
Net income for the year	—	—	—	—	—	—	188,376,410	188,376,410

As of December 31, 2007	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631

As of December 31, 2007 (2)	5,220,502	372,037	(876,434)	782,834	—	(35,289)	379,111	5,842,761

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2007.

(2)	Expressed in thousands of US$ as of December 31, 2007

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2007, except as stated)
As of and for the years ended December 31, 2005, 2006 and 2007
Note 1. Description of Business
Enersis S.A. (the “Company”) is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendence of Securities and Insurance (the “SVS”). The Company issued publicly registered American Depositary Receipts in 1993 and 1996. Enersis S.A. is a reporting company under the United States Securities and Exchange Act of 1934.
The Company’s subsidiaries, Chilectra S.A. (formerly Elesur S.A.), Empresa Nacional de Electricidad S.A. (“Endesa Chile”), Pehuenche S.A. and Aguas Santiago Poniente S.A., are registered in the Securities Register under No. 0931, 0114, 0293 and 0972, respectively.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(ii)	Reclassifications — For purposes of comparison, the following reclassifications were made in the 2005 and 2006 financial statements:

2005 Statement of operations reclassifications

	Charges		Credits
	ThCh$		ThCh$

Sales	3,385,164	Administrative and selling expenses	3,385,164
Other non-operating expenses	4,539,012	Income taxes	4,539,012

2006 Balance sheet reclassifications

	Charges		Credits
	ThCh$		ThCh$

Inventories	1,003,656	Other accounts receivable, net	1,395,571
Investments in related companies	352,011	Other long term liabilities	352,011
Income tax recoverable	31,229,752	Other long term assets	27,409,678
Buildings and infrastructure	27,745,609	Income tax payables	3,428,159
Other fixed assets	21,840,519	Technical appraisal	58,408,028
Accumulated depreciation	8,821,900

2006 Statement of income reclassifications

	Charges		Credits
	ThCh$		ThCh$

Interest income	5,260,636	Sales	24,232,820
Income tax	15,247,327	Other non-operating income	5,060,041
Cost of sales	3,745,825	Interest expenses	971
Administrative and selling expenses	5,040,044

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(iii)	The accompanying financial statements reflect the consolidated results of operations of Enersis S.A. and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation. Investments in companies in the development stage are accounted for using the equity method, except that income or losses are included directly in equity instead of being reflected in the Company’s consolidated statement of operations. The Company consolidates the financial statements of companies in which it controls over 50% of the voting shares, provided there are no substantive minority participating rights that prevent control, as detailed as follows:

	Percentage participation in voting rights as of December 31,
	2005		2006		2007
Company	Economic	Voting	Economic	Voting	Economic	Voting

Chilectra S.A. (1)	98.24	98.24	—	—	—	—
Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Endesa Chile	59.98	59.98	59.98	59.98	59.98	59.98
Chilectra S.A. (former Elesur) (1)	100.00	100.00	99.09	99.09	99.09	99.09
Enersis Internacional Ltda. (5)	100.00	100.00	—	—	—	—
Inversiones Distrilima S.A.	55.68	68.39	55.91	68.39	55.90	68.39
Empresa Distribuidora Sur S.A. (Edesur)	65.09	65.88	65.39	65.88	65.39	65.88
Codensa S.A. (2)	21.66	25.71	21.73	25.71	21.73	25.71
Investluz (3)	59.45	100.00	59.51	100.00	59.51	100.00
Ampla Energía e Serviços S.A.	69.64	91.93	69.88	91.93	69.88	91.93
Ampla Investimentos e Serviços S.A.	69.64	91.93	69.88	91.93	69.88	91.93
Compañía de Interconexión Energética S.A. (Cien) (4)	53.61	100.00	53.57	100.00	53.57	100.00
Central Geradora Termeléctrica Fortaleza S.A. (4)	53.61	100.00	53.57	100.00	53.57	100.00
Endesa Brasil S.A. (4)	53.61	71.52	53.57	71.52	53.57	71.52
Cachoeira Dourada S.A.	53.61	99.61	53.36	99.61	53.36	99.61

(1)	In the extraordinary meeting of Elesur S.A., held on March 31, 2006, shareholders approved the name change. The merger of Chilectra (formerly Elesur) and Chilectra S.A., approved in general meetings of their shareholders held on March 31, 2006, became effective on April 1, 2006.

On May 27, 2004, 99.9989% of Elesur S.A. was purchased, therefore, as from that date it is consolidated into Enersis S.A. financial statements.

(2)	Codensa S.A. is consolidated because of the majority presence on the board of directors, obtained through the shareholders’ agreement of January 27, 2004, between Endesa Internacional and Enersis S.A.

(3)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce.

(4)	As a result of the creation of the Brazilian holding company, Endesa Brasil S.A. (“Endesa Brasil”) (see Note 11.(f) i, this company and its subsidiaries were included in the consolidated financial statements of Enersis S.A.

The following pro forma income statement information for the year ended December 31, 2005 gives effect to the acquisition of additional shareholding in these subsidiaries as if it took place on January 1, 2005. The pro forma information is not necessarily indicative of what would have occurred if the acquisitions had been in effect for the periods presented, nor is it intended to be a projection of future results.

(5)	On September 21, 2006, Enersis Internacional ceased to exist. Its assets and liabilities were awarded to Agencia Enersis. Due to the above, the following investments in related companies were awarded to Agencia Enersis: 33,336,890 shares of Distrilec Inversora S.A., equivalent to 6.76%; 56,008,787 shares of Inversiones Distrilima S.A., equivalent to 12.21%; 98,539 shares of Compañía Peruana de Electricidad S.A., equivalent to 0.1%; 536,591,907,867 shares of Ampla Energia e Serviços S.A., equivalent to 13.68%; 1,641,574,700 shares of Ampla Investimentos e Serviços S.A., equivalent to 13.68%, and 450 rights of Synapsis Argentina S.R.L, equivalent to 0.12%.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The proforma statements of operations (1)

	As of December 31,
	2005	2006	2007
	(Proforma)
	ThCh$	ThCh$	ThCh$
OPERATING INCOME
Sales	3,619,354,175	4,155,844,703	4,686,675,559
Cost of sales	(2,418,598,200)	(2,782,687,091)	(3,163,865,117)

Gross profit	1,200,755,975	1,373,157,612	1,522,810,442

Administrative and selling expenses	(247,583,473)	(241,526,970)	(267,243,749)

Operating income	953,172,502	1,131,630,642	1,255,566,693

Non operating expenses-net	(499,630,983)	(439,029,814)	(558,859,177)

Income before income taxes	453,541,519	692,600,828	696,707,516

Income taxes	(213,617,291)	(102,256,730)	(253,147,436)

Income before minority interest	239,924,228	590,344,098	443,560,080

Minority interest	(182,332,882)	(289,749,961)	(259,605,529)

Income before amortization of negative goodwill	57,591,346	300,594,137	183,954,551

Amortization of negative goodwill	16,992,819	6,527,296	4,421,859

Net income of the year	74,584,165	307,121,433	188,376,410

(1)	To allow comparison with the years 2007 and 2006, results for the entire year 2005 is presented.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(iv)	Consolidated subsidiaries of Endesa Chile. are detailed as follows:

		Percentage participation in voting
		rights as of December 31,
Company name	Country	2005	2006	2007
		Total	Total	Direct	Indirect	Total
		%	%	%	%	%

Enigesa S.A.	Chile	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (1)	Chile	100.00	100.00	98.75	1.25	100.00
Pehuenche S.A.	Chile	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A.	Argentina	99.99	99.99	99.66	0.33	99.99
Endesa Chile Internacional (2)	Chile	100.00	100.00	—	—	—
Pangue S.A.(3)	Chile	94.99	94.99	94.98	0.01	94.99
Hidroinvest S.A. (11)	Argentina	69.93	69.93	41.94	54.15	96.09
Hidroeléctrica El Chocón S.A. (12)	Argentina	65.19	65.19	2.48	65.19	67.67
Endesa Costanera S.A. (13)	Argentina	64.26	64.26	12.33	57.44	69.77
Endesa Brasil Participacoes Ltda.	Brazil	100.00	100.00	5.00	95.00	100.00
Túnel El Melón S.A. (16)	Chile	99.96	99.99	99.99	0.01	100.00
Compañía Eléctrica Cono Sur S.A.	Panama	100.00	100.00	100.00	—	100.00
Central Hidroeléctrica Betania S.A. (4)	Colombia	85.62	99.99	—	—	—
Capital de Energía S.A. (5)	Colombia	51.00	—	—	—	—
Emgesa S.A. (6), (8)	Colombia	51.32	23.45	1.44	25.43	26.87
Edegel S.A. (9)	Peru	63.56	55.44	—	55.44	55.44
Generandes Perú S.A.	Peru	59.63	59.63	—	59.63	59.63
Compañía Eléctrica San Isidro S.A. (7)	Chile	100.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A.	Chile	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A.	Chile	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada	Brazil	100.00	100.00	—	100.00	100.00
Endesa Eco S.A. (10)	Chile	100.00	100.00	99.99	0.01	100.00
Southern Cone Power Argentina S.A.(14)	Argentina	—	—	98.00	2.00	100.00
Central Eólica Canela S.A.(15)	Chile	—	—	—	75.00	75.00

(1)	See Note 11 (f) ii

(2)	See Note 11 (f) v

(3)	See Note 11 (g) ii

(4)	See Note 11 (f) vi, Note 11 (g) iv

(5)	See Note 11 (h) iv

(6)	Endesa Chile exercises control over this company pursuant to a shareholders’ agreement.

(7)	See Note 11(f) iii, Note 11 (g) i, Note 11 (h) ii

(8)	See Note 11 (f) vi, Note 11 (g) iv, Note 11 (h) iv

(9)	See Note 11 (g) iii

(10)	See Note 11 (e) i

(11)	See Note 11 (g) vi

(12)	See Note 11 (g) vi

(13)	See Note 11 (g) v

(14)	See Note 11 (g) v

(15)	See Note 11 (e) iv

(16)	See Note 11 (g) vii

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The participation in voting rights is equal to economic participation in all subsidiaries except for those presented as follows:

	Percentage of economic
	participation as of December 31,
	2005	2006	2007
	%	%	%

Emgesa S.A. (1)	22.36	23.45	26.87
Edegel S.A. (2)	37.90	33.06	33.06
Capital de Energía S.A. (3)	43.59	—	—
Hidroeléctrica El Chocón S.A. (4)	47.45	47.45	65.37

(1)	See Note 11 (f) vi, Note 11 (g) iv, Note 11 (h) iv, subsequent to the mergers in 2007, voting rights are equal to economic interest.

(2)	See Note 11 (g) iii.

(3)	See Note 11 (h) iv.

(4)	See Note 11 (g) vi
Economic participation is calculated taking into account Enersis participation in share capital of its subsidiaries and equity method investees.
b)	Years covered
These financial statements reflect the Company’s financial position as of December 31, 2006 and 2007, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2005, 2006 and 2007.
c)	Constant currency restatement
The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2007 was approximately 13.1%.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”) are as follows:

		Change over
		Previous
	Index	November 30,

November 30, 2005	100.00	3.6%
November 30, 2006	102.10	2.1%
November 30, 2007	109.67	7.4%
By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31,

December 31, 2005	100.00	3.7%
December 31, 2006	103.67	2.6%
December 31, 2007	111.76	7.8%
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

Ch$

December 31, 2005	17,974.81
December 31, 2006	18,336.38
December 31, 2007	19.622,66
Comparative financial statements
For comparative purposes, the 2005 and 2006 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of the purchasing power of Chilean pesos as of December 31, 2007.
This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Convenience translation to U.S. dollars
The financial statements are stated in Chilean pesos. The translations of Chilean pesos into US dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2007 of Ch$ 496.89 to US$ 1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into US dollars at this or any other rate of exchange.
d)	Assets and liabilities in foreign currencies
Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

	Symbol	As of December 31,
Currency	Used	2005	2006	2007
		Ch$	Ch$	Ch$

United States dollar	US$	512.50	532.39	496.89
British pound sterling		£880.43	1,041.86	989.43
Colombian peso	$Col	0.22	0.24	0.25
New Peruvian sol	Soles	149.42	166.58	165.96
Brazilian real	Rs	219.02	249.01	280.32
Japanese yen		¥4.34	4.47	4.41
Euro		€606.08	702.08	730.94
Unidad de Fomento (UF)	UF	17,974.81	18,336.38	19,622.66
Argentine peso	$Arg	181.92	173.87	157.79
e)	Time deposits and marketable securities
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
The estimates for the allowance for doubtful accounts have been made considering the aging and nature of the accounts receivables. Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The allowance for doubtful accounts amounted to ThCh$ 143,297,058, ThCh$ 144,839,220 and ThCh$ 187,039,400 as of December 31, 2005, 2006 and 2007, respectively. In addition, the total sum owed by companies that have gone into bankruptcy amounting to ThCh$ 1,713,147 in 2005, ThCh$ 1,351,220 in 2006 and ThCh$ 1,388,725 in 2007 is included in the bad debt allowance estimation.

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
Property, plant and equipment are valued at net replacement cost as determined by the former Superintendence of Electric and Gas Services (SEG) adjusted for price-level restatement in accordance with D.F.L. No.4 of 1959. The latest valuation under the D.F.L. 4 was in 1980.
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
Under Technical Bulletin Bulletin No. 33, the Company is required to evaluate the recoverability of its property, plant and equipment when certain indicators of impairment exist. The Company has not identified any impairment to property, plant and equipment as a result of applying Technical Bulletin No. 33.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
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
The Company classifies an investment as investment in related companies, when it has the ability to exercise significant influence over the operations. Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes in income the Company’s proportionate share in the net income or loss of each investee on an accrual basis (Note 11).
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
The Company assesses its ability to recover the carrying amounts of its investments in related companies accounted for under the equity method, whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. This assessment requires determining the fair values of the equity method investments. Fair value is determined using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. A write down is recorded in case the fair value is less than the carrying value and the decline in value is considered to be other than temporary. As indicated in Note 11 (j), the Company during the year ended December 31, 2007 recorded an impairment of its investment in Inversiones Gas Atacama Holding Limitada amounting to ThCh$ 48,890,387 as a result of an other-than-temporary impairment of the investment. The impairment charge includes a write down of the investment to its recoverable amount and impairment of goodwill which was recorded over the investment. (see Note 13a).
m)	Intangibles, other than goodwill
Intangible assets are recorded at acquisition cost, and restated price level adjustment. Such assets are amortized over their estimated useful lives, not to exceed twenty years. Intangibles other than goodwill correspond mainly to easements, rights of way and water rights.
n)	Severance indemnities
The severance indemnity that the Company is obliged to pay to its employees under collective bargaining agreements is stated at the present value of the benefit under the vested cost method, discounted at 6.5% in Chile, 12.1% in Brazil and 9.8% in Colombia in 2005, 2006 and 2007 and assuming an average employment span which varies based upon years of service with the Company.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
p)	Cost of sales and Administrative and selling expenses
The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets’ depreciation, amortization, and maintenance and operation cost. The purchase of power amounted to ThCh$ 1,143,893,936, ThCh$ 1,274,309,997 and ThCh$ 1,478,544,716 for the years ended December 31, 2005, 2006 and 2007. The administrative and selling expense line item includes: general and administrative, materials and office supplies, overhead salaries, bad debt expense, non-productive assets’ amortization and depreciation.
q)	Income tax and deferred income taxes
For the years ended December 31, 2005, 2006 and 2007, the Company recorded current tax expense (net) determined in accordance with the laws and regulations in each country in which it operates of ThCh$ 159,775,788, ThCh$ 256,547,287 and ThCh$ 216,776,295, respectively and, additionally, it recorded a deferred tax expense of ThCh$ 35,746,636 in 2005, deferred tax expense of ThCh$ (154,290,557) in 2006 and deferred tax expense ThCh$ 36,371,141 in 2007. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities using the tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.
r)	Accrued vacation expense
In accordance with Technical Bulletin No.47 issued by the Chilean Association of Accountants, employee vacation expense is recorded on an accrual basis.
s)	Purchase with resale agreements
Purchase with resale agreements are included in “Other current assets” and are stated at cost plus interest and indexation accrued at year-end, in conformity with the related contracts.
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
As of December 31, 2005, 2006 and 2007 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions, to hedge against mainly foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants. If the derivative foreign exchange contract qualifies for hedge accounting, it is recorded at estimated fair value, and the corresponding gain or loss is deferred and recorded as an offsetting asset or liability until settlement, at which time it is recognized in earnings as “Other non-operating income and expense”.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
v)	Goodwill and negative goodwill
Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired.
Goodwill and negative goodwill are also accounted for in the purchase of investments accounted for by the equity method. Chilean GAAP also provides that goodwill and negative goodwill amortization may be accelerated if the proportional net income or net loss of the investee exceeds the respective straight-line amortization amount.
Beginning January 1, 2004, the Company adopted Technical Bulletin No.72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.
Whenever events or changes in circumstances indicate that goodwill recorded might be impaired, the Company performs a goodwill impairment test. Goodwill is tested for impairment on the level of cash generating units (CGU).
The testing of goodwill for impairment involves two steps:
1.	The first step is to compare each CGU’s fair value with its carrying amount, including goodwill. The CGU’s fair value is determined using market prices, or, if not available, valuation techniques including discounted cash flow approaches. If a CGU’s carrying amount exceeds its fair value, an indicator for goodwill impairment exists and step two is performed.

2.	The second step is to compare the implied fair value of goodwill with its carrying amount. The implied fair value represents the excess of the CGU’s net identifiable assets over the CGU’s net assets at fair value. Any excess of the carrying amount of goodwill over its implied fair value is recorded as impairment loss, writing down the carrying amount of goodwill to its implied fair value.
During the year ended December 31, 2007, the Company recorded an impairment of goodwill recorded over its equity method investment in Inversiones Gas Atacama Limitada amounting to ThCh$ 62,675. (See Note 11 j) and 13 a).
Goodwill related to investments accounted for under the equity method is tested for impairment together with the related investment, as if goodwill formed part of the carrying amount of the investment. See Note 2 l).
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
z)	Research and development costs
Costs incurred by the Company in research and development relate mainly to water-level studies, hydroelectric research, and seismic-activity surveys which are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized.
aa)	Cost of share issue
Costs incurred to date associated with issuing and placing shares are recorded according to the provisions of Circular No.1370 of 1998 of the Superintendence of Securities and Insurance. The amounts are deducted from the share premium account. A breakdown of the costs is shown in Note 27.
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
As of December 31, 2007, the Company has established accruals for probable losses in the aggregate amount of ThCh$ 171,647,300 (ThUS$ 345,443), including accruals Endesa Chile has established in the amount of ThCh$ 6,862,026 (ThUS$ 13,810). See Note 30 for detail of claims to which such accruals relate to.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 3. Changes in Accounting Principles
a)	On November 14, 2006 the SVS issued Circular 1819 with instructions on treating organization and start-up expenses, which superseded Circular 981, in force until December 31, 2006. This change meant that the subsidiary Endesa Chile recorded the effects of the losses of its investee companies in a development and start-up stage charging it to income for the period as of January 1, 2007 and absorbed the accumulated deficit in the period of development. As a consequence of the adoption of Circular 1819 amounts of gains or losses which had been previously accumulated in this special component of equity were reclassified to the retained earnings balance as of January 1, 2007. The amount reclassified as of January 1, 2007 amounted to ThCh$ 325,438. Pursuant to the transitory provision of Circular 1819, prior year income statement and balance sheet were not restated.
Except as indicated above, there were no others changes in accounting principles during the years ended December 31, 2005, 2006 and 2007 that would affect the comparison with the prior year financial statements.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 4. Time Deposits
Time deposits as of each year end are as follows:

		2006			2007
		Annual	Scheduled		Annual	Scheduled
Tax Payer Number	Financial Institution	Rate %	Maturity	ThCh$	Rate %	Maturity	ThCh$

Foreign	Alfa mix	1.11%	02.01.07	2,692,712	—	—	—
Foreign	Alianza Valores	8.10%	02.01.07	1,396,215	—	—	—
Foreign	AFIN S.A.	—	—	—	9.67%	03.01.08	4.047,845
Foreign	Banco Bilbao Vizcaya	7.45%	02.01.07	112,931	7.50%	02.01.08	1,982
Foreign	Banco Colpatria	1.24%	02.01.07	3,858	1.26%	02.01.08	9,086
Foreign	Banco Continental	4.97%	02.01.07	9,031,979	—	—	—
Foreign	Banco Crédito	4.43%	02.01.07	1,262,835	4.83%	02.01.08	1,832,612
Foreign	Banco Davivienda	1.00%	02.01.07	146	9.71%	14.01.08	20,128,614
Foreign	Banco de Galicia	6.34%	02.01.07	2,040,457	1.54%	02.01.08	1,809,212
Foreign	Banco Frances	4.08%	02.01.07	4,226,924	1.13%	02.01.08	969,407
Foreign	Banco Hipotecario	—	—	—	0.00%	02.01.08	1,719,812
Foreign	Banco Itau	4.09%	02.01.07	14,133,250	0.96%	02.01.08	60,873,430
Foreign	Banco Lloyds	5.65%	02.01.07	242	—	—	—
Foreign	Banco Mellon Brascan	1.60%	02.01.07	4,424,863	—	—	—
Foreign	Banco Merrill Linch	3.34%	02.01.07	63,491	4.83%	14.01.08	3,693,436
Foreign	Banco Nordeste	1.17%	02.01.07	156,426	1.06%	02.01.08	144,981
Foreign	Banco Pactual	1.10%	31.01.07	67,469	0.93%	31.01.08	1,511,540
Foreign	Banco Paribas Luxembourg	6.67%	02.01.07	4,652,499	4.09%	02.01.08	3,775,051
Foreign	Banco Real	0.10%	02.01.07	1,893,835	—	—	—
Foreign	Banco Rio de la Plata	8.74%	02.01.07	12,446,715	1.81%	02.01.08	3,820,049
Foreign	Banco Santander Central Hispano	2.76%	02.01.07	15,619,248	2.69%	02.01.08	18,169,448
Foreign	Banco Sudameris	7.80%	02.01.07	6,729,078	9.65%	02.01.08	18,515,423
Foreign	Banco Votorantim	1.17%	02.01.07	17,900,189	0.87%	02.01.08	24,919,321
Foreign	Bancolombia	6.58%	02.01.07	77	8.46%	02.01.08	80
Foreign	Banistmo Colombia S.A.	7.00%	02.01.07	752,811	—	—	—
Foreign	Bank Boston	5.14%	02.01.07	2,331,870	0.93%	02.01.08	109,321
Foreign	Bank of America	4.76%	02.01.07	10,813,619	2.85%	02.01.08	3,269,537
Foreign	BNY	1.18%	02.01.07	6,414,232	—	—	—
Foreign	Bradesco	7.06%	02.01.07	71,079,327	0.86%	02.01.08	73,267,958
Foreign	Caixa Economica	—	—	—	0.93%	31.01.08	1,471,426
Foreign	Certifacates of post to terms	8.68%	02.01.07	259,389	—	—	—
Foreign	Citibank N.Y.	4.19%	02.01.07	45,376,154	3.59%	02.01.08	56,615,174
Foreign	Colmena	—	—	—	9.80%	02.01.08	17,904,026
Foreign	Comafi	9.97%	02.01.07	1,071,346	1.19%	02.01.08	1,689,769
Foreign	Corficolombiana	6.39%	02.01.07	12,313,019	7.45%	02.01.08	773,371
Foreign	Correval	7.99%	02.01.07	925,081	—	—	—
Foreign	Corredores Asociados	7.85%	02.01.07	783,065	—	—	—
Foreign	Encargo Fiduciario Banco Santander	7.00%	02.01.07	279,889	6.19%	02.01.08	1,595,808
Foreign	FAM Fondo Ganadero	6.72%	02.01.07	851	7.66%	02.01.08	87
Foreign	Fiduciaria Helm Trust	6.01%	02.01.07	85	7.85%	02.01.08	87
Foreign	Fiducolombia	6.80%	02.01.07	7,120,679	8.44%	02.01.08	6,102
Foreign	Fiducomercio	5.46%	02.01.07	55	—	—	—
Foreign	Fiduoccidente	5.93%	02.01.07	251,322	8.07%	02.01.08	205
Foreign	Fiduvalle	5.99%	02.01.07	1,583,470	—	—	—
Foreign	Fiduciaria Banco de Bogotá	—	—	—	6.98%	02.01.08	21,595
Foreign	Fondeos	7.32%	02.01.07	3,155,144	—	—	—
Foreign	Fondo Sumar	6.48%	02.01.07	239,732	6.98%	02.01.08	61
Foreign	Fondo Surgir	5.09%	02.01.07	2,356,562	7.53%	02.01.08	118
Foreign	Fondo Surenta	6.90%	02.01.07	2,816,788	—	—	—
Foreign	HSBC - Bamerindus	1.27%	02.01.07	5,352,652	0.95%	02.01.08	45,414,832
Foreign	Panamericano	1.10%	02.01.07	182,264	—	—	—
Foreign	SAFRA	—	—	—	0.85%	02.01.08	1,406,202
Foreign	Serfinco	7.89%	02.01.07	689,082	—	—	—
Foreign	Standard Bank London	5.29%	17.01.07	3,566,339	1.16%	02.01.08	1,035,120
Foreign	Suvalor	7.32%	02.01.07	14,317,239	—	—	—
Foreign	Unibanco	8.83%	02.01.07	10,114,923	0.88%	02.01.08	34,061,813

	Total			303,002,428			404,583,941

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 5. Accounts, Notes and Other Receivables
(a)	Current accounts, notes and other receivables and their related allowances for doubtful accounts as of each December 31, are as follows:

	As of December 31,
	Under 90 days		91 days to 1 year		Sub total	Current		Long term
Account	2006	2007	2006	2007	2007	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable	933,806,606	1,031,985,273	97,238,464	130,242,547	1,162,227,820	1,031,045,070	987,383,472	—	—
Allowance for doubtful accounts	(54,153,397)	(93,762,655)	(75,682,836)	(81,081,693)	(174,844,348)	(129,836,233)	—	—	—

Notes receivable	7,719,233	11,443,638	844,524	920,801	12,364,439	8,563,757	11,839,116	—	—
Allowance for doubtful accounts	(380,491)	(153,787)	(162,417)	(371,536)	(525,323)	(542,908)	—	—	—

Other receivable (1) (2)	102,950,685	97,600,900	12,830,082	12,253,895	109,854,795	115,780,767	99,770,021	154,859,353	197,122,798
Allowance for doubtful accounts	(4,306,732)	(1,446,819)	(2,947,182)	(8,637,955)	(10,084,774)	(7,253,914)	—	(7,206,165)	(1,584,955)

Total						1,017,756,539	1,098,992,609	147,653,188	195,537,843

(1)	Includes ThCh$ 29,980,100, which is the balance due from the rate increase pursuant to the Agreement signed in February, 2007 by the Argentine government and the subsidiary Edesur S.A. in Argentina. This agreement generated income of ThCh$ 37,513,207 ($Arg 237,000,000 approximately) which will be collected in equal installments over 55 months starting from February, 2007.

(2)	This includes ThCh$ 31,241,992, ThCh$ 29,343,531 in 2006 and 2007 relating to other generating companies debt payable to Endesa Chile. and generating subsidiaries, as a result of the collection of tolls due to the application, since March 13, 2004, of Law No.19,940.
(b)	Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,
Country	2006		2007
	ThCh$	%	ThCh$	%

Chile	256,797,683	22.03%	280,723,013	21.69%
Peru	67,159,968	5.76%	57,048,906	4.41%
Argentina	145,084,968	12.45%	195,460,802	15.10%
Colombia	247,006,296	21.19%	284,714,598	21.99%
Brazil	449,360,812	38.56%	466,045,865	36.00%
Panama	—	—	10,537,268	0.81%

Total	1,165,409,727	100.00%	1,294,530,452	100.00%

(c)	Changes in provision for accounts receivables are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Balance at beginning of period	118,539,819	143,297,058	144,839,220
Additions charged to costs and expenses	36,757,988	33,201,444	81,443,200
Deductions	(15,173,012)	(33,872,053)	(27,752,712)
Price-level restatement and conversion adjustment	3,172,263	2,212,771	(11,490,308)

Balance at end of period	143,297,058	144,839,220	187,039,400

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(d)	Amounts of unbilled energy sold are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Unbilled energy sold	206,942,348	253,547,417	304,226,945

Note 6. Balances and Transactions with Related Companies
The balances of accounts receivable and payable with related companies are as follows at December 31, 2006 and 2007:
(a)	Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Atacama Finance Co. (1)	66,117	89,682,080	97,222,765	—
Com. de Energía del Mercosur S.A.	6,651,990	9,061,690	—	—
Empresa Eléctrica Piura S.A.	141,986	147,889	—	—
Endesa, S.A.	295,375	272,825	—	—
Endesa Europa	943	—	—	—
Endesa Servicios	—	699,239	—	—
Endesa Internacional S.A.	368,445	225,192	—	—
Gas Atacama Generación S.A.	65,906	18,421	—	—
Gasoducto Atacama Chile S.A.	304,823	13,096	—	—
Gasoducto Tal Tal Ltda.	2,119	180	—	—
Sociedad Consorcio Ara Ltda.	8,515	723	—	—
Consorcio Ara-Ingendesa Ltda.	158,496	50,423	—	—
Sacme	1,661	772	—	—
Sistemas Sec S.A.	6,499,305	7,451,623	—	121,521
Centrales Hidroeléctricas de Aysén S.A.	—	777,623	—	—
GNL Quinteros S.A. (2)	—	40,175,603	—	—
GNL Chile S.A.	—	1,873,672	—	—
Konecta Chile S.A.	—	77,445	—	505,026
Transmisora Eléctrica de Quillota Ltda.	3,097	1,855,524	—	—

Total	14,568,778	152,384,020	97,222,765	626,547

(1)	The balance receivable from Atacama Finance Co. relates to the loans granted by Compañía Eléctrica Cono Sur S.A. to finance the work in construction of Gasoducto Atacama Argentina S.A., Gasoducto Atacama Chile S.A. and Gas Atacama Generación S.A. The loans are expressed in US dollars, accrue interest at a rate of 7.5% per annum and are due in September 2008.

(2)	The balance receivable from GNL Quintero S.A. relates to financing operations. It is US dollars, accrues interest at rate of 5.56% per annum and is due in 2008.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(b)	Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$

Com. de Energía del Mercosur S.A.	26,442,638	28,071,361	—	—
Consorcio Ara-Ingendesa Ltda.	164,338	333	—	—
Electrogas S.A.	239,557	209,417	—	—
Endesa Servicios	—	386,482	—	—
Empresa Eléctrica Piura S.A.	1,431,079	383,347	—	—
Endesa Internacional S.A. (1)	3,039,973	2,619,592	12,082,887	8,161,792
Gas Tal-Tal Ltda.	—	46,585	—	—
Gas Atacama Generación S.A.	692,060	31,224	—	—
Sacme	62,701	68,693	—	—
Transmisora Eléctrica de Quillota Ltda.	—	32,184	—	—
Konecta Chile S.A.	—	1,901	—	—

Total	32,072,346	31,851,119	12,082,887	8,161,792

(1)	The balance payable correspond to financing granted to Cien (Compañía Interconexcao Energética S.A.) to purchase machinery and equipment necessary to complete the construction of the second transmission line. The loan is denominated in US dollars accrues interest at rate 8.08% per annum an are due in May, 2012.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(c)	The most significant transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2005	2006	2007
			Income	Income	Income
Company	Relationship	Nature of transaction	(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$

Atacama Finance Co.	Affiliate	Interest	5,288,647	6,976,594	7,103,591
		Monetary correction	4,149,796	2,025,889	6,772,234
		Exchange difference	(13,542,589)	1,764,710	12,992,064
Consorcio ARA-Ingendesa	Affiliate	Services	2,068,892	859,252	30,155
Consorcio Ingendesa Minmetal Ltda.	Affiliate	Services	114,316	67,725	—
Com. de Energía del Mercosur S.A.	Affiliate	Sale of energy	12,093,332	6,275,933	9,317,681
		Purchase of energy	(7,632,768)	(5,391,304)	(4,478,394)
		Purchase of gas	—	—	(15,725,078)
		Services	1,296,308	6,348,132	(13,360,951)
Empresa Eléctrica Piura S.A.	Member of Controlling Group	Sale of energy	776,121	728,503	261,641
		Purchase of energy	(5,646,346)	(12,668,622)	(5,210,267)
		Services	142,539	220,679	197,043
Electrogas S.A.	Affiliate	Purchase of gas	(1,702,881)	(2,112,880)	(2,740,516)
Endesa, S.A.	Parent company	Interest	—	(3,435,483)	(29,485)
		Exchange difference	—	49,933	1,087
Endesa Servicios	Member of Controlling Group	Exchange difference	—	157	(9,720)
		Monetary correction	—	(156)	—
		Services	—	—	812,886
Endesa Internacional S.A.	Parent company	Interest	(660,217)	(2,290,623)	(983,934)
		Services	—	(4,427,229)	490
		Exchange difference	—	(13,632)	(122,566)
		Monetary correction	—	(64,736)	(3,119,538)
Etevensa	Member of Controlling Group	Sale of energy	1,101,957	—	—
		Purchase of energy	(184,606)	—	—
		Services	1,026,182	—	—
Fundación Endesa	Member of Controlling Group	Services	109,020	101,721	46,328
Gas Atacama Generación S.A.	Affiliate	Services	158,166	1,042,030	353,218
Sacme	Affiliate	Services	(391,166)	(428,536)	(530,956)
Sistema SEC S.A	Affiliate	Services	(8,133)	504,166	4,479,552
		Interest	—	—	59,251
Soc. Consorcio Ingendesa ARA Ltda.	Affiliate	Services	235,305	176,960	620,673
Konecta Chile S.A.	Affiliate	Exchange difference	—	—	23,873
		Services	—	—	136,530
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	66,506	28,879	—
		Monetary correction	—	—	—
		Services	5,264	5,497	—
Centrales Hidroeléctricas de Aysén S.A.	Affiliate	Services	—	—	3,145,649
		Monetary correction	—	—	23,844
		Interest	—	—	5,675
GNL Quinteros S.A.	Affiliate	Interest	—	—	802,022
		Monetary correction	—	—	1,310,042
		Exchange difference	—	—	(3,114,788)
The transfer of short-term funds between related companies is on the basis of a current cash account, at a variable interest rate based on market conditions. The resulting accounts receivable and accounts payable are essentially on 30 day terms, with automatic rollover for the same year and settlement in line with cash flows.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 7. Inventories
Inventories include the following items and are presented net of an allowance for obsolescence amounting to ThCh$ 4,151,804 and ThCh$ 3,125,205 as of December 31, 2006 and 2007, respectively:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Real estate under development	14,080,995	12,521,544
Materials in transit	2,604,926	494,721
Operation and maintenance material	42,127,671	51,263,206
Fuel	12,975,885	41,160,063

Total	71,789,477	105,439,534

Note 8. Deferred Income Taxes
a)	Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Income tax provision – current	263,056,470	218,772,960
Recoverable tax credits	(106,141,440)	(200,429,885)

Total	156,915,030	18,343,075

b)	Tax loss carryforwards - As of December 31, 2006 and 2007, the Company had tax loss carryforwards of ThCh$ 349,267,668 and ThCh$ 288,381,386, respectively.
c)	The net effect of recording the deferred tax expense (benefit) was ThCh$ 35,746,636, ThCh$ (152,592,410) and ThCh$ 46,550,372 during the years ended December 31, 2005, 2006 and 2007, respectively.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
d)	In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2006 and 2007 as follows:

	As of December 31, 2006				As of December 31, 2007
	Asset		Liability		Asset		Liability
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	17,862,101	54,683,790	—	—	30,361,777	48,273,005	—	—
Deferred income	745,055	1,656,641	—	1,156,534	1,265,004	1,108,332	2,637,219	6,925,008
Vacation accrual	1,232,038	—	—	—	1,247,119	17,155	—	—
Leased assets	—	—	—	498,992	—	—	—	1,058,920
Fixed assets depreciation	—	2,941,948	847,577	441,198,613	—	2,579,361	683,056	424,955,762
Severance indemnities	—	686	—	1,801,981	—	7,548	—	1,701,576
Other	6,187,147	5,738,352	2,466,375	3,304,601	5,882,834	3,557,093	1,561,515	4,430,015
Contingencies	9,269,507	82,318,172	—	—	16,042,437	63,062,629	—	—
Bond discount	—	—	151,909	1,436,000	—	—	149,319	1,162,405
Cost of studies	—	—	—	9,043,752	—	—	—	8,960,610
Finance cost	—	—	—	16,490,104	—	893,075	—	19,427,055
Imputed interest on construction	—	—	—	4,034,502	1,772	—	—	3,959,224
Deferred charges	754,583	—	603,823	3,623,416	638,534	—	1,646,651	2,313,433
Actuarial deficit (Brazil)	—	11,277,352	—	—	—	12,297,971	—	—
Obsolescence	377,614	2,353,317	—	—	587,954	1,472,713	—	—
Materials used	—	—	—	871,574	—	—	—	806,387
Imputed salaries on construction	—	4,310,885	—	—	—	4,291,425	—	—
Tax losses	57,625,464	202,087,224	—	—	24,832,066	170,877,538	—	—
Provision real state project	—	2,543,050	—	—	295,526	2,134,677	—	—
Sie 2000A project	—	—	—	509,235	—	—	—	487,855
Provision for employee benefits	2,666,877	3,291,938	—	—	2,599,987	1,556,802	—	—
Energy in measurers	—	—	2,489,140	—	—	—	—	—
Deferred assets	—	—	11,333,148	19,784,907	—	—	16,581,950	9,108,453
Capitalized expenses	—	—	—	2,288,007	—	—	—	2,352,113
Allowance for tariff decree (Chilectra)	—	—	—	—	6,897,750	—	—	—
Exchange difference	—	—	—	20,060,608	—	—	—	6,798,246
Intangible	—	—	—	—	1,016,092	—	—	—
Complementary account-net	—	(11,599,970)	—	(207,896,363)	—	(10,877,871)	—	(186,864,460)
Valuation allowance	(12,716,894)	(30,241,236)	—	—	—	(16,109,759)	—	—

Total	84,003,492	331,362,149	17,891,972	318,206,463	91,668,852	285,141,694	23,259,710	307,582,602

e)	Income tax benefit (expense) for the year ended December 31, 2005, 2006 and 2007 is as follows:

	As of December 31,
Item	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Current income tax (expense) benefit:
Income tax provision	(160,613,952)	(263,056,470)	(218,772,960)
Adjustment for tax expense – prior year	838,164	6,509,183	1,996,665

Deferred tax (expense) benefit:
Deferred taxes	(24,049,714)	24,630,271	(58,881,158)
Benefits for tax losses	15,014,329	1,698,147	10,179,231
Amortization of complementary accounts	(6,385,846)	(12,756,498)	(12,460,703)
Valuation allowance (*)	(19,036,965)	140,718,637	24,791,489
Other charges or credits	(1,288,440)	—	—

Total	(195,522,424)	(102,256,730)	(253,147,436)

(*)	During 2006, the valuation provision has been reversed as a consequence of the merger approved in Extraordinary Shareholders’ Meetings of Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A. and the sale of the offices of the former Elesur S.A., whose proceeds, ThCh$140,835,232 were credited to net income as a reduction in the allowance for valuation.

In 2007, the valuation provision has been reversed as a consequence of the merger of Emgesa S.A. and Betania S.A. The amount credited to income in income tax expense was ThCh$ 25,352,804.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 9. Other Current Assets
Other current assets are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Guarantees and indemnities	245,850	328,705
Deferred expenses	189,115	199,334
Post-retirement benefits	265,873	264,864
Deposits for commitments and guarantees (1)	8,608,242	34,562,538
Deferred expenses for bond placement	193,322	359,984
Assets available for sale	5,088,286	1,276,755
Electricity for all project (Coelce) (2)	—	21,800,111
Bond discount	1,045,668	1,007,009
Fair value derivatives contracts	2,110,604	457,414
Purchase with resale agreements (3)	52,488,635	77,914,807
Others	1,353,285	3,860,872

Total	71,588,880	142,032,393

(1)	See detail in Note 30 (a)

(2)	This is a subsidy to be collected from the Brazilian Government for investments in the rural area of the state of Ceará.

(3)	The detail of reverse repurchase agreements is as follows:

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

As of December 31, 2006
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$

VRC	12-26-2006	01-02-2007	CorpBanca	$	D.P.F.	0.50%	2,370,614	2,368,641	2,370,614
VRC	12-26-2006	01-02-2007	Banco Central de Chile	$	CERO	0.50%	3,047	3,045	3,047
VRC	12-26-2006	01-02-2007	Banco Estado	$	D.P.F.	0.50%	4,817,834	4,813,822	4,817,834
VRC	12-26-2006	01-02-2007	Citibank	$	D.P.F.	0.50%	2,768,427	2,766,122	2,768,427
VRC	12-26-2006	01-02-2007	Banco Crédito e Inversiones	$	D.P.F.	0.50%	3,654,675	3,651,632	3,654,675
VRC	12-26-2006	01-02-2007	Banco Santander Santiago	$	D.P.F.	0.50%	1,485,456	1,484,219	1,485,456
VRC	12-26-2006	01-02-2007	Banco Chile	$	D.P.F.	0.50%	2,244,764	2,242,895	2,244,764
VRC	12-29-2006	01-02-2007	BBVA Banco BHIF	$	D.P.R.	0.51%	3,114	3,112	3,114
VRC	12-29-2006	01-02-2007	Banco Central de Chile	$	CERO	0.51%	174	173	174
VRC	12-29-2006	01-02-2007	Banco Santander Santiago	$	D.P.F.	0.51%	2,090,097	2,089,387	2,090,097
VRC	12-29-2006	01-02-2007	Banco Crédito e Inversiones	$	D.P.F.	0.51%	70,602	70,578	70,602
VRC	12-27-2006	01-03-2007	Banco Central de Chile	$	CERO	0.53%	3,048	3,046	3,048
VRC	12-27-2006	01-03-2007	BBVA Banco BHIF	$	D.P.F.	0.53%	7,987,044	7,981,404	7,987,044
VRC	12-27-2006	01-03-2007	BBVA Banco BHIF	$	D.P.R.	0.53%	119,298	119,213	119,298
VRC	12-28-2006	01-04-2007	Banco Chile	$	L.H.	0.52%	4,190,322	4,188,144	4,190,322
VRC	12-28-2006	01-04-2007	Banco Santander Santiago	$	L.H.	0.52%	3,143	3,141	3,143
VRC	12-28-2006	01-04-2007	Banco Central de Chile	$	CERO	0.54%	11,993	11,987	11,993
VRC	12-28-2006	01-04-2007	Banco Boston	$	D.P.F.	0.54%	75,041	75,001	75,041
VRC	12-28-2006	01-04-2007	Banco Santander Santiago	$	D.P.F.	0.54%	5,811,794	5,808,657	5,811,794
VRC	12-28-2006	01-04-2007	Banco Crédito e Inversiones	$	D.P.F.	0.54%	1,623,231	1,622,355	1,623,231
VRC	12-28-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.52%	114,372	114,313	114,372
VRC	12-28-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.52%	1,094,493	1,093,924	1,094,493
VRC	12-28-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.52%	430,223	430,000	430,223
VRC	12-28-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.52%	206,402	206,295	206,402
VRC	12-29-2006	01-02-2007	Banchile C. de B.	$	BOND	0.35%	123,939	123,910	123,939
VRC	12-29-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.35%	273,696	273,632	273,696
VRC	12-29-2006	01-02-2007	Banchile C. de B.	$	L.H.	0.35%	218,142	218,092	218,142
VRC	12-29-2006	01-02-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	161,429	161,377	161,429
VRC	12-29-2006	01-02-2007	Inv. Boston C. de B.	$	CERO	0.48%	41,469	41,456	41,469
VRC	12-29-2006	01-02-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	300,150	300,054	300,150
VRC	12-29-2006	01-02-2007	Inv. Boston C. de B.	$	D.P.F.	0.48%	541,213	541,040	541,213
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	CERO	0.51%	946	946	946
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	2,015,903	2,015,218	2,015,903
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	215,969	215,894	215,969
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	157,819	157,765	157,819
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	320,230	320,122	320,230
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.F.	0.51%	27,375	27,366	27,375
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.R.	0.51%	170,165	170,107	170,165
VRC	12-29-2006	01-02-2007	BBVA BHIF C. de B.	$	D.P.R.	0.51%	221,735	221,660	221,735
VRC	12-29-2006	01-02-2007	BBVA Banco BHIF	UF	D.P.R.	0.51%	6,795	6,793	6,795
VRC	12-29-2006	01-02-2007	Banco Santander Santiago	UF	D.P.F.	0.51%	2,241,409	2,240,648	2,241,409
VRC	12-29-2006	01-02-2007	Banco Chile	UF	D.P.F.	0.51%	550,204	550,017	550,204
VRC	12-29-2006	01-02-2007	Banco Estado	UF	D.P.F.	0.51%	542,837	542,652	542,837
VRC	12-29-2006	01-02-2007	Banco Crédito e Inversiones	UF	D.P.F.	0.51%	1,168,059	1,167,661	1,168,059
VRC	12-29-2006	01-02-2007	BBVA Banco BHIF	UF	D.P.R.	0.51%	783,823	783,557	783,823
VRC	12-29-2006	01-02-2007	Security	UF	D.P.R.	0.51%	675,547	675,317	675,547
VRC	12-29-2006	01-02-2007	Scotiabank	UF	D.P.R.	0.51%	550,573	550,386	550,573

				Total			52,488,635	52,456,776	52,488,635

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

As of December 31, 2007
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal	Fair value
						%	ThCh$	ThCh$	ThCh$

VRC	12-27-2007	01-02-2008	Banco Central de Chile	$	CERO	0.58%	228	228	228
VRC	12-27-2007	01-03-2008	Banco Central de Chile	$	CERO	0.59%	495	495	495
VRC	12-28-2007	01-02-2008	Banco Central de Chile	UF	CERO	0.46%	1,724	1,724	1,724
VRC	12-27-2007	01-03-2008	Banco Central de Chile	UF	CERO	0.46%	2,441	2,442	2,441
VRC	12-28-2007	01-07-2008	Banco Estado	UF	L.H.	0.46%	2,898	2,901	2,898
VRC	12-27-2007	01-02-2008	CorpBanca	$	D.P.F.	0.58%	5,806	5,802	5,806
VRC	12-28-2007	01-07-2008	Banco Estado	$	L.H.	0.58%	7,867	7,877	7,867
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	11,053	11,046	11,053
VRC	12-27-2007	01-03-2008	CorpBanca	$	L.H.	0.59%	16,028	16,015	16,028
VRC	12-27-2007	01-03-2008	CorpBanca	UF	L.H.	0.46%	17,419	17,429	17,419
VRC	12-27-2007	01-03-2008	Banco Central de Chile	UF	CERO	0.46%	31,472	31,490	31,472
VRC	12-27-2007	01-03-2008	Banco Santander Santiago	UF	L.H.	0.46%	38,823	38,845	38,823
VRC	12-28-2007	01-07-2008	Banco Central de Chile	$	CERO	0.59%	39,750	39,727	39,750
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.58%	102,623	102,564	102,623
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	$	L.H.	0.58%	103,061	103,001	103,061
VRC	12-28-2007	01-07-2008	Banco Santander Santiago	UF	L.H.	0.46%	181,172	181,415	181,172
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	304,554	304,378	304,554
VRC	12-27-2007	01-02-2008	BBVA Banco BHIF	$	D.P.R.	0.58%	338,170	337,908	338,170
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	$	L.H.	0.58%	402,103	402,647	402,103
VRC	12-28-2007	01-07-2008	Banco Itaú Chile	$	L.H.	0.59%	432,524	432,269	432,524
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	UF	L.H.	0.46%	812,733	813,831	812,733
VRC	12-27-2007	01-03-2008	CorpBanca	UF	D.P.F.	0.46%	880,200	880,710	880,200
VRC	12-27-2007	01-03-2008	Banco Chile	UF	D.P.F.	0.46%	1,014,792	1,015,380	1,014,792
VRC	12-27-2007	01-03-2008	Banco Chile	UF	D.P.R.	0.46%	1,076,820	1,077,443	1,076,820
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.58%	1,076,715	1,078,171	1,076,715
VRC	12-28-2007	01-07-2008	Banco Estado	$	L.H.	0.59%	1,222,809	1,222,088	1,222,809
VRC	12-27-2007	01-03-2008	Banco Santander Santiago	UF	D.P.F.	0.46%	1,979,624	1,980,771	1,979,624
VRC	12-27-2007	01-03-2008	Banco Crédito e Inversiones	UF	D.P.F.	0.46%	2,022,504	2,023,676	2,022,504
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.59%	2,032,233	2,031,035	2,032,233
VRC	12-28-2007	01-07-2008	Banco Santander Santiago	$	L.H.	0.58%	2,208,292	2,207,010	2,208,292
VRC	12-27-2007	01-03-2008	Banco Estado	UF	L.H.	0.46%	2,647,879	2,649,414	2,647,879
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	2,680,621	2,684,247	2,680,621
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.59%	2,776,518	2,774,881	2,776,518
VRC	12-28-2007	01-07-2008	Banco Chile	UF	L.H.	0.46%	3,502,917	3,507,655	3,502,917
VRC	12-27-2007	01-02-2008	BBVA Banco BHIF	$	D.P.F.	0.58%	4,659,663	4,656,062	4,659,663
VRC	12-28-2007	01-02-2008	Banco Central de Chile	UF	BOND	0.46%	5,001,226	5,003,191	5,001,226
VRC	12-27-2007	01-03-2008	Banco Crédito e Inversiones	UF	L.H.	0.46%	7,622,401	7,626,819	7,622,401
VRC	12-27-2007	01-03-2008	Banco Chile	UF	L.H.	0.46%	9,706,363	9,711,988	9,706,363
VRC	12-27-2007	01-03-2008	BBVA Banco BHIF	UF	D.P.F.	0.46%	10,188,164	10,194,170	10,188,164
VRC	12-27-2007	01-03-2008	BBVA Banco BHIF	$	D.P.F.	0.59%	12,762,122	12,752,090	12,762,122

				Total			77,914,807	77,930,835	77,914,807

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 10. Property, Plant and Equipment
The composition of property, plant and equipment is as follows:

	As of December 31,		Useful life
	2006	2007	range
	ThCh$	ThCh$	Years

Land	142,417,227	138,136,415

Buildings and infrastructure	7,088,886,496	6,803,456,467	20-40
Distribution and transmission lines and public lighting	4,797,370,988	4,604,970,885	20-50
Less: third party contributions	(113,287,888)	(138,548,296)	20-50

Sub-total	11,772,969,596	11,269,879,056

Machinery and equipment	2,134,240,240	1,984,794,585	4-20

Work in progress	325,780,367	247,008,085	—
Construction materials	54,720,857	34,775,543	4-10
Leased assets (1)	106,463,451	80,139,028	4-10
Furniture and fixtures, tools, and computing equipment	86,347,144	77,716,227	4-10
Vehicles	7,816,606	6,744,819	4-10
Equipment in transit	14,205,374	7,158,458	4-10
Other assets	78,947,215	79,871,049	4-10

Sub-total	674,281,014	533,413,209

Technical appraisal	141,101,386	—
Buildings and infrastructure	321,378	126,536,716	20-50
Machinery and equipment	—	321,378	4-20

Total technical appraisal	141,422,764	126,858,094

Total property plant and equipment	14,865,330,841	14,053,081,359

Accumulated depreciation at beginning of year
Buildings and infrastructure	(4,754,590,323)	(4,678,944,782)
Machinery and equipment	(842,536,014)	(820,941,974)
Other assets	(86,563,740)	(80,987,171)

Accumulated depreciation at beginning of year	(5,683,690,077)	(5,580,873,927)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(49,995,470)	(47,556,001)
Machinery and equipment	(313,602)	(315,682)
Other assets	(125,529)	(296,752)

Total accumulated depreciation at beginning of year technical appraisal	(50,434,601)	(48,168,435)

Depreciation of the year	(445,298,395)	(416,692,881)

Total accumulated depreciation at end of year	(6,179,423,073)	(6,045,735,243)

Total property, plant and equipment, net	8,685,907,768	8,007,346,116

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Depreciation expense of the three years ended December 31, 2007, has been allocated as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cost of sales	(388,883,649)	(432,664,256)	(407.388.420)
Administrative and selling expenses	(14,235,893)	(12,634,139)	(9.304.461)

Total	(403,119,542)	(445,298,395)	(416.692.881)

(1) Leased assets:
a.	In Endesa Chile the amount of ThCh$ 31,536,927 corresponds to a contract for power transmission lines and installations (Ralco-Charrúa 2X220KV) between Empresa Nacional de Electricidad S.A. and Huepil S.A. This contract has a 20-year maturity and earns interest at a 6.5% annual rate.

b.	In the Peruvian subsidiary Edegel S.A. the amount of ThCh$ 46,660,579 relates to contracts to finance the project of converting the thermo-electric plant to combination cycle (former Etevensa), being carried out by the Company and the financial institutions Banco de Crédito del Perú BBVA — Banco Continental and Citibank. These contracts have a life of eight years and accrue interest at an annual rate of Libor +2.5%.
The Company and its foreign subsidiaries have all risk insurance contracts that include blanket, earthquake, and machinery failure policies up to a US$ 200,000,000 limit. This coverage includes losses due to business interruption. Premiums prepaid associated with these policies are recorded in prepaid expenses and charged to income over the life of the policy.
Note 11. Investment in Related Companies
a)	Investments in related companies of December 31, 2006 and 2007 are as follows:

		Percentage		Shareholders’ equity		Net income
	Number	owned		of investee		of investees		Equity in income			Investment book value
Related Companies	of shares	2006	2007	2006	2007	2006	2007	2005	2006	2007	2006	2007
		%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cía. de Interconexión Energética S.A. (5)	—	—	—	—	—	—	—	(8,456,356)	—	—	—	—
Gas Atacama Generación S.A.	—	0.050%	0.050%	27,916,295	(5,006,882)	(16,557,908)	(29,266,495)	(5,524)	(8,279)	(14,633)	13,958	(2,504)
Gasoducto Atacama Argentina S.A.	—	0.050%	0.050%	78,726,403	117,961,103	11,325,225	(1,456,134)	4,643	5,663	(437)	39,363	35,388
Gasoducto Atacama Chile S.A.	—	0.050%	0.050%	86,919,214	93,723,709	12,141,320	18,867,054	6,552	6,071	9,434	43,459	46,862
Inversiones Electrogas S.A.	425	42.500%	42.500%	18,429,720	17,260,328	4,718,427	5,286,673	1,918,728	2,005,331	2,246,836	7,832,630	7,335,639
Cía. de Energía del Mercosur S.A. (2)	6,305,400	45.000%	45.000%	8,868,705	7,588,668	1,878	(118,348)	54,631	845	(53,257)	3,990,917	3,414,901
Transmisora Eléctrica de Quillota Ltda.	—	50.000%	50.000%	7,411,771	8,075,084	459,913	663,312	188,156	229,956	331,656	3,705,885	4,037,542
Sacme	12,000	50.000%	50.000%	82,316	73,170	3,811	3,986	(1,182)	1,906	1,993	41,159	36,585
Electrogas S.A.	85	0.021%	0.021%	17,026,601	16,028,805	4,866,893	5,461,865	985	1,034	1,161	3,618	3,406
Consorcio ARA- Ingendesa	—	50.000%	50.000%	347,488	212,273	199,917	280,982	160,729	99,958	140,491	173,744	106,137
Sociedad Consorcio Ingendesa Ara Ltda (1)	—	50.000%	50.000%	166,062	23,820	126,045	(27,931)	67,401	63,022	(13,966)	83,031	11,910
Consorcio Ingendesa - Minmetal Limited (1)	—	50.000%	50.000%	31,311	32,800	157,880	1,492	117,903	78,940	746	15,656	16,400
Gas Atacama S.A.	1,147	0.00115%	0.00115%	192,636,990	157,594,012	6,845,363	(9,809,964)	153	78	(113)	2,209	1,808
Inversiones Gas Atacama Holding Ltda. (7)	—	50.000%	50.000%	191,715,200	152,292,311	6,107,289	(14,310,417)	6,818,420	3,053,646	(56,045,596)	95,857,601	27,255,769
Central Geradora Termelectrica Fortaleza S.A. (5)	20,246,908	0.000%	0.000%	—	—	—	—	6,475,405	—	—	—	—
Konecta Chile S.A. (6)	262		26.200%	—	1,056	—	—	—	—	—	—	277
Sistemas SEC S.A. (3)	56,350	49.000%	49.000%	2,072,767	1,882,101	(257,855)	190,667	46,530	(126,349)	(93,427)	1,015,656	922,229
Termoeléctrica José de San Martín S.A. (4)	500,006	23.100%	23.100%	84,163	70,987	—	—	—	—	—	19,442	16,398
Termoeléctrica Manuel Belgrano S.A. (4)	500,006	23.100%	23.100%	84,158	70,983	—	—	—	—	—	19,440	16,397
GNL Chile S.A. (5)	3,023,642	23.57%	33.330%	(1,493,484)	(1,708,857)	—	(412,488)	—	—	(137,496)	(352.011)	(569,619)
Centrales Hidroeléctricas de Aysén S.A. (5)	1,702,124	51.000%	51.000%	21,449,949	29,258,515	—	(1,931,804)	—	—	(985,219)	10,939,474	14,921,838
GNL Quintero S.A. (5)	200	—	20.00%	—	7,950,210	—	(735,660)	—	—	(147,132)	—	1,590,042
Consorcio Ara- Ingendesa Sener (1)	—	—	33..33%	—	(5,283)	—	(6,282)	—	—	(2,094)	—	(1,761)

Total								7,397,174	5,411,822	(54,761,053)	123,445,231	59,195,644

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Equity method investee:
(1)	Related companies of subsidiary Ingendesa Ltda. that cannot be consolidated.

(2)	Related company of subsidiary Endesa Argentina S.A. that cannot be consolidated.

(3)	Related company of subsidiary of CAM Chile Ltda. that cannot be consolidated.

(4)	Related companies of subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A. that cannot be consolidated.

(5)	Companies of Endesa Chile that cannot be consolidated (in organization of start-up in 2006).

(6)	Related company of subsidiary Synapsis Ltda. that cannot be consolidated

(7)	Included an allowance for impairment ascending ThCh$ 48,890,387 (see Note 2 l).
b)	Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2005, amounted to ThCh$ 15,860,236 (ThCh$ 8,463,062); ThCh$ 5,546,450 (ThCh$ (134,628)) in 2006 and ThCh$ 2,732,317 (ThCh$ (57,493,370)) in 2007.
c)	In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants for the years ended December 31, 2005, 2006 and 2007, the Company has recorded foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge of the exchange risk affecting the investments. As of December 31, 2007 the corresponding amounts are as follows:
2007:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	154,877,795	US$	53,275,201
Ampla Energía e Servicos S.A.	Brazil	139,554,346	US$	130,222,037
Emgesa S.A.	Colombia	178,159,768	US$	227,962,660
Edegel S.A.	Peru	123,522,245	US$	105,048,701
Hidroeléctrica El Chocón S.A.	Argentina	209,430,225	US$	70,068,527
Comercializadora de Energía del Mercosur S.A.	Argentina	3,414,901	US$	2,328,177
Endesa Brasil S.A.	Brazil	447,199,840	US$	378,631,505
Endesa Costanera S.A.	Argentina	76,640,125	US$	42,241,091

Total		1,332,799,245		1,009,777,899

2006:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	170,072,007	US$	61,305,441
Ampla Energía e Servicos S.A.	Brazil	162,345,326	US$	149,850,571
Emgesa S.A.	Colombia	355,604,911	US$	262,323,761
Edegel S.A.	Peru	150,895,239	US$	120,882,825
Hidroeléctrica El Chocón S.A.	Argentina	189,228,513	US$	84,283,253
Comercializadora de Energía del Mercosur S.A.	Argentina	3,990,917	US$	2,674,710
Endesa Brasil S.A.	Brazil	505,152,941	US$	433,600,545
Endesa Costanera S.A.	Argentina	88,845,906	US$	52,242,841

Total		1,626,135,760		1,167,163,947

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
d)	The investments in related companies made by Enersis S.A. and its affiliates for the years ended December 31, 2006 and 2007, amounted to ThCh$ 24,219,165 and ThCh$ 38,182,150, respectively, which are detailed as follows:

	As of December 31,
Company	2006	2007
	ThCh$	ThCh$

Centrales Hidroeléctricas de Aysén S.A. (Endesa Chile) (2)	10,910,981	3,848,089
Pangue (Endesa Chile)	9,829	—
Sistemas Sec S.A. (Cam)	277,492	—
Chilectra S.A. (formerly Elesur S.A.) (1)	13,020,863	—
Endesa Costanera S.A.	—	5,505,301
Central Hidroeléctrica El Chocón S.A.	—	28,828,760

Total	24,219,165	38,182,150

	As of December 31,
Company	2006	2007
	ThCh$	ThCh$

Centrales Hidroeléctricas de Aysén S.A. (Endesa Chile)	10,910,981	3,848,089
Pangue (Endesa Chile)	9,829	—
Sistemas Sec S.A. (Cam)	277,492	—
Chilectra S.A. (formerly Elesur S.A.) (1)	13,020,863	—
Endesa Costanera S.A.	—	5,505,301
Central Hidroeléctrica El Chocón S.A.	—	28,828,760

Total	24,219,165	38,182,150

(1)	These are partial disbursements made by Endesa Internacional for the purchase of Chilectra S.A. (Ex-Elesur).

(2)	The total investment was ThCh$ 4,967,589 , of wich ThCh$ 1,119,500 correspond a capitalization of an intercompany receible between Endesa Chile and Aysén.
e)	Constitution of companies
i.	On April 18, 2005, Endesa Chile and its subsidiary Enigesa executed the incorporation deed of a new subsidiary, bearing the corporate name of Endesa Eco S.A. and whose purpose will be to promote and develop projects associated with renewable energies. Endesa Eco S.A.’s capital amounts to ThCh$ 636,001, and is divided into 5,800,000 nominal, no par value shares. Endesa Chile subscribed to 5,799,420 shares, representing 99.99% of the corporate capital and paid in ThCh$ 197,360, representing 1,799,820 shares while Enigesa subscribed to 580 shares, representing 0.01% of the corporate capital and paid in ThCh$ 20, representing 180 shares. Each shareholder will pay in its part of the balance of the capital over three years as from the date of incorporation.

ii.	On September 4, 2006, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. executed the incorporation deed that gave birth to a new subsidiary, whose name is Centrales Hidroeléctricas de Aysén S.A. and whose objective is the development, financing, ownership and operation of a hydroelectric project in the 11th Region (Aysén). The capital of the company is one million Chilean pesos divided into 100 ordinary, single-series, nominal, equivalent, no par-value shares. Endesa Chile subscribed 99 shares, representing 99% of the capital, and paid the total amount, a sum of ThCh$ 1.059, while Endesa Inversiones Generales S.A. subscribed one share, representing 1% of the capital, and paid in ThCh$ 11 for it.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
On September 21, 2006 the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. was held and in it the increase in the paid-in capital of the Company to the new sum of ThCh20,000,000 divided into 2 million nominal, single-series, no par value shares, was approved. This will be subscribed to and paid in within three years of the date of the above mentioned First Extraordinary General Shareholders’ Meeting. In this way, of the 1,999,900 shares corresponding to the increase in paid-in capital, Endesa Chile would subscribe to 1,019,900 shares, representing 51% of the increase in capital and 50.99995% of the new capital of the Company, while the new shareholder Colbún S.A. would subscribe to 980,000 shares, representing 49% of the increase in paid-in capital and 49% of the new paid-in capital. Endesa Inversiones Generales S.A. will not exercise its preferential subscription right, and therefore its interest in the paid-in capital of the Company will be 0.00005%.

On October 10, 2006, Endesa Chile subscribed to 1,019,899 shares, paying in a total of ThCh$ 10,909,900 for them, or $ 10,000 per share, a sum equivalent to the placement value agreed to in the First General Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A.. At the same time, it subscribed to an additional 1 share, paying in a total of $ 10,000 for it, equivalent to the placement value agreed to in the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. However, the payment for this share was made in accordance with the terms set out in the public deed of “Payment of Shares Subscribed to for Transfer of Title and the Constitution of Usufruct on the Rights to Use the Water”, which was executed by the parties as of the same date, and according to which Ch$ 11 were paid in cash, plus a contribution for the ownership of the title to the rights to use the water that are identified in the above deed.

On October 16, 2007, the Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. was held. The shareholders increased its capital by ThCh$ 13,375,000 representing 1,337,500 single series, no par value shares, which shall be subscribed and paid in within 3 years after the date of the Shareholders’ Meeting. At the same time, Empresa Nacional de Electricidad S.A. subscribed 682,125 shares for a total of ThCh$ 6,821,250, of which it paid ThCh$ 1,119,500 by capitalizing credits and ThCh$ 1,934,569 in cash. On December 17, 2007, Empresa Nacional de Electricidad S.A. paid in ThCh$ 1,913,520 by means of a cash payment to the account of this capital increase.

iii.	On March 9, 2007, Empresa Nacional de Electricidad S.A. subscribed 200 of the 1,000 registered shares issued by public deed of the Company GNL Quintero S.A.. It paid for them by assigning, transferring and capitalizing in the Company accounts receivable of ThCh$ 2,011,863 from its investee GNL Chile S.A.. The ownership interest of Endesa Chile in GNL Quintero S.A. is 20%. On May 31, 2007 the pending contribution of ThCh$ 708 in GNL Chile S.A. was paid by capitalizing the account receivable.

iv.	On October 29, 2007, the company Central Eólica Canela S.A. was incorporated. Its shareholders are the subsidiary Endesa Eco S.A., which owns 75%, and Centinela S.A., which owns 25%. As of this date, this subsidiary forms part of the consolidated financial statements of the company.

By means of a shareholders’ agreement of November 23, 2007, Endesa Eco S.A. and Centinela S.A. stipulated the terms and conditions for the latter’s withdrawal 5 years after signing such agreement. The above agreement stipulates that Centinela S.A. will have the option of withdrawing from the company by selling its ownership interest to Endesa Eco S.A.. As a result of the above, minority interest has been recorded in sundry long-term creditors.
f)	Reorganization of entities under common control
i.	On June 10, 2005, Endesa Brasil S.A. was incorporated; its purpose is to acquire paid-in capital in other companies operating, or that may be incorporated to operate, directly or indirectly, in any segment of the electrical sector, transmission, distribution, generation and marketing of electrical energy, in Brazil and other countries. Endesa Brasil S.A. was created as an energy holding concentrating all the electrical assets of Endesa, S.A. Group’s in Brazil.

Endesa Brasil S.A. holds ownership percentages in the following companies: Compañía de Interconexión Energética S.A. (CIEN), Central Generadora Termeléctrica Fortaleza S.A. (CGTF), Companhia Energetica Do Ceara (COELCE), Ampla Energia e Servicos S.A. (formerly, Cerj), Ampla Investimentos e Servicos S.A., Ampla Generación S.A., Investluz and Cetrais Eléctricas Cachoeira Dourada S.A. (CDSA).

Endesa Brasil’s interest in these investees were contributed on October 25, 26 and 27, 2005 by Enersis S.A., Endesa Chile., Chilectra S.A. and Endesa Internacional.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Contributions made by Enersis S.A. and its subsidiaries are detailed as follows:
•	Endesa Chile, through its subsidiaries Edegel S.A. and Compañía Eléctrica Cono Sur S.A., contributed its investment in Centrais Eléctricas Cachoeira Dourada S.A. (99.61%) and Compañía de Interconexión Energética S.A. (Cien) (45.00%), receiving in exchange an interest in Endesa Brasil S.A.: 4.18% for Edegel S.A. and 36.27% for Compañia Eléctrica Cono Sur S.A.

•	Chilectra S.A., through its subsidiaries Chilectra Inversud S.A. and Luz de Río S.A., contributed its investments as follows:
•	Chilectra S.A. contributed 10.33% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 4.65% interest in Endesa Brasil S.A.

•	Chilectra Inversud S.A. contributed 10.42% of its investment in Investluz S.A., receiving in exchange a 2.37% interest in Endesa Brasil S.A.

•	Luz de Río S.A. contributed 7.76% of its investment in Ampla Energia e Servicos S.A., receiving in exchange a 3.49% interest in Endesa Brasil S.A.

•	Enersis S.A., contributed to Endesa Brasil S.A. the following investments:

•	Its 48.82% interest in Central Generadora Termeléctrica Fortaleza S.A., receiving in exchange an 8.84% interest in Endesa Brasil S.A.

•	Its 15.61% interest in Investluz S.A., receiving in exchange a 3.55% interest in Endesa Brasil S.A.

•	Its 18.10% interest in Ampla Energia e Servicos S.A., receiving in exchange an 8.15% interest in Endesa Brasil S.A.
To summarize the above, Enersis S.A. has a direct and indirect interest in Endesa Brasil S.A. amounting to 53.61%.
The transaction described above resulted in ThCh$ 6,795,534 equity decrease as a result of the application of Technical Bulletin No. 72 of the Chilean Association of Accountants, for a business combination under the pooling of interest method (see note 22 e).
ii.	On September 6, 2005, the Company acquired 189,000 shares of Ingendesa S.A. for ThCh$ 66,458, increasing its direct participation in that company to 98.75%.
iii.	On November 22, 2005, the Company sold 1 share of Compañía Eléctrica San Isidro S.A. to Endesa Inversiones Generales S.A., for the amount of ThCh$ 15
iv.	On April 1, 2006, the subsidiaries Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A. merged, as was approved in a Meeting of Shareholders held on March 31, 2006. As a result of the merger and according to Technical Bulletin N°72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology, causing an increase of ThCh$ 3,242,987 in shareholders’ equity (see note 22e).
v.	On August 3, 2007, Endesa Chile Internacional S.A. was subject to a takeover merger by Sociedad Compañía Eléctrica Cono Sur S.A., with the latter subsisting as the company making the takeover. This merger was approved and ratified in the Extraordinary Shareholders’ Meetings of both companies on August 7, 2007.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
This merger had no effect, since Endesa Chile was the main 100% shareholder of both companies
vi.	On September 1, 2007, the merger of the Colombian companies Emgesa S.A. and Central Hidroeléctrica Betania S.A., approved by the Shareholders’ Meetings of both companies of February 21, 2007, took place by Betania taking over Emgesa, with the former subsisting as the company making the take over and changing its name Emgesa S.A.

The above transaction has been recorded as stipulated in Technical Bulleting 72 of the Chilean Institute of Accountants as a combination of companies under common control based on the methodology of the unification of interests.

As a result of this merger Endesa Chile and its subsidiary Compañía Eléctrica Cono Sur S.A. hold a direct 26.87% (1.45% and 25.43%, respectively) share of this new company. This ownership interest eliminates the 99.99% previously held in Betania S.A.. Before the merger, Betania S.A. held a 23.45% ownership interest in Emgesa S.A.

As a result of the above, an equity reduction of reserves of ThCh$ 56,695,443 has been recognized (See note 22e).
g)	Acquisitions
i.	On August 11, 2005, the Company and its subsidiary Endesa Inversiones Generales S.A. acquired 99.999% and 0.001% of Inversiones Lo Venecia Ltda., for amounts of ThCh$ 9,167,709 and ThCh$ 90, respectively. Lo Venecia Ltda was the owner of 25.001% of the paid-in capital of Compañía Eléctrica San Isidro S.A. As a result, Endesa Chile now directly and indirectly owns 100% of the shares of Compañía Eléctrica San Isidro S.A.

In accordance with Technical Bulletin No.72 of Chilean Association of Accountants and the standards established in the Circular No.1697 of the Chilean Superintendence of Securities and Insurance, the Company recorded the acquisition under the purchase method, valuing the proportion of all assets and liabilities acquired of Compañía Eléctrica San Isidro S.A. from third parties as of July 31, 2005 at their respective fair values.

The difference determined by the Company between the fair value and the carrying value of Compañía Eléctrica San Isidro S.A. shareholders’ equity as of the acquisition date amounted to ThCh$ 7,287,452, and it is due to the higher economic value of property, plant and equipment compared to their carrying value. This amount assigned to the property, plant and equipment will be depreciated over 18 years, which was the estimated remaining useful life of these assets at the time of acquisition.

ii.	On January 13, 2006, the Company purchased 5,500 shares in Empresa Eléctrica Pangue S.A. for ThCh$ 6,055, increasing it direct ownership interest in such company to 94.97%.

On July 20, 2006, the Company acquired 3,500 shares of Empresa Eléctrica Pangue S.A. for ThCh$ 3,774, increasing its direct ownership interest in that company to 94.975189%.

iii.	In Peru, on June 1, 2006, Empresa de Generación Termoeléctrica Ventanilla S.A. (Etevensa) was upstream merged into the subsidiary Edegel S.A.

As a result of the merger and in accordance with Technical Bulletin N° 72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology and led to decreasing the interest in Edegel S.A. to 55.44% and recognizing a reduction in other reserves, under shareholders’ equity, by ThCh$ 6,183,922 (See note 22e).

iv.	Through a Memorandum of Understanding signed on October 5, 2004, the Corporación Financiera del Valle will stop being shareholder of the Central Hidroeléctrica de Betania S.A. through an asset exchange operation which will take place between the Corfivalle Group and Endesa Chile when the legal processes defined by both parties prior to the delivery of the titles to the assets involved are completed. On December 29, 2006 the writ of the splitting of Betania was protocolized, and with that the transfer of ownership of the assets forming part of the Corfivalle group was formalized.

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

In accordance with Technical Bulletin N° 72 of the Chilean Institute of Accountants and Circular N°1697 of the Superintendence of Securities and Insurance, the Company evaluated the assets and liabilities acquired from Central Hidroeléctrica de Betania S.A. at their respective fair market values. As a result of this evaluation it was concluded that the fair market values do not differ substantially from the book values.

As a result, the above mentioned purchase of the minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Institute of Accountants and involved recognizing negative goodwill amounting to ThCh$7, 855.746. (See note 13b).

v.	On February 27, 2007, Empresa Nacional de Electricidad S.A. proceeded to acquire 19,574,798 ordinary, registered, non-endorsable shares of Southern Cone Power Argentina S.A. for ThCh$ 5,505,301. These shares represent 100% of the capital of Southern Cone Power Argentina S.A., which is the holder of 8,081,160 class A shares of Endesa Costanera S.A., representatives of 5.5% of this Company’s capital stock, which is the only asset of Southern Cone Power Argentina S.A.. As a result of the above, Endesa Chile now directly and indirectly owns 69.77% of the stock of Endesa Costanera S.A..

vi.	On March 08, 2007, Empresa Nacional de Electricidad S.A. finalized signature of a contract to purchase all the shares of Central Hidroeléctrica El Chocón S.A., held directly or indirectly by CMS Generation S.R.L.. Endesa Chile made use of its “first refusal” option giving it the preferential purchase option under a shareholders’ agreement. The operation meant acquiring 2,734,110 class R shares and 1,733,390 class L shares equivalent to 25% of the stock capital of Hidroinvest S.A., the company which controls 59% of Hidroeléctrica El Chocón S.A., as well as 7,405,768 shares of Central Hidroeléctrica El Chocón S.A., equivalent to 2.4803% of the stock capital of the Company, which gave it the preferential purchase option under a shareholders’ agreement, for US$ 50,000,000 (ThCh$ 28,828,760). As a result of the above, Endesa Chile now directly and indirectly owns 67.67% of the stock capital of Central Hidroeléctrica El Chocón S.A.

According to the provisions of Technical Bulletin 72 of the Chilean Institute of Accountants and the standards stipulated in 1.697 of the Superintendence of Securities and Insurance, the Company evaluated the assets and liabilities acquired from Endesa Costanera S.A. and Central Hidroeléctrica El Chocón S.A. at their respective fair values. This evaluation showed that the fair values do not differ significantly from book values.

As a result of the above, the above minority interest was recorded as stipulated in Technical Bulletin 72 of the Chilean Institute of Accountants and a negative goodwill of ThCh$ 2,035,385 was recognized in Endesa Costanera S.A. and ThCh$ 5,356,840 in Central Hidroeléctrica El Chocón S.A. (See note 13b).

vii.	On March 27, 2007, Sociedad Concesionaria Túnel el Melón S.A. increased its paid-in capital by issuing 3,169,614,306 shares at a total amount of ThCh$ 32,042,220, with the Company concurring 100%, through a cash payment of ThCh$ 16,927,339 and capitalization of loans in the amount of ThCh$ 15,114,821, thereby increasing the Company’s participation in that company by 0.01% to 100%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
h)	Dissolution of related parties:
i.	As of October 3, 2005 Sociedad Lajas Inversoras S.A., owner of 99.61% of the Brazilian company Cachoeira Dourada S.A. was dissolved and liquidated. The assets of the company were allocated among all shareholders proportionally to their participation, meaning that the Company’s indirect subsidiary Edegel S.A. received 11.47% of these assets and the Company’s subsidiary Compañía Eléctrica Cono Sur S.A. received 88.53% of these assets.

ii.	On November 29, 2005, the Company acquired 0.001% of Inversiones Lo Venecia Ltda. for the amount of ThCh$ 91. As a result of this purchase, Inversiones Lo Venecia Ltda. ceased to exist as a separate legal entity, given that the Company already owned the remaining 99.999% of its shares. All assets and liabilities owned by Lo Venecia Ltda. were transferred to Endesa Chile.

iii.	On November 29, 2005, the Company transferred the assets of Inversiones Eléctricas Quillota S.A. to Endesa Chile (individual entity) through the dissolution of Inversiones Eléctricas Quillota

iv.	As a company restructuring in Colombia, on January 30, 2006 Capital de Energía S.A. (Cesa), owner of 48.48% of Emgesa S.A. was liquidated. 51.00% of Cesa, in turn, was controlled by Central Hidroeléctrica Betania S.A.

As a result of such restructuring, as stipulated in Technical Bulletin 72 of the Chilean Institute of Accountants, this transaction by companies under common control was booked using the pooling of interests methodology, which meant reducing the ownership interest of Emgesa S.A. to 23.45% and recognizing an equity increase in reserves of ThCh$ 2,054,422 (see note 22e).
i)	Business Structure
As a result of the reduction of available capacity for power generation and the physical guarantee of energy and associated wattage, Companhia de Interconexão Energética (CIEN) is struggling to focus its business on a different compensation structure which would not be dependent on the energy coming from Argentina and Brazil for purchases and sales of power across borders. In this regard, CIEN is renegotiating its existing contracts for supplying energy while seeking at the same time a compensation that would be compatible with its position of transporter of energy across countries. CIEN expects to define its new business structure in the course of 2008.
j)	Impairment of investment accounted for under the equity-method
During the year ended December 31, 2007, the Company recorded an impairment charge of its investment in Inversiones Gas Atacama Holding Limitada and subsidiaries, as the Company believes that the investment is other-than-temporary impaired.

Gas Atacama Holding Limitada and its subsidiaries operate gas pipelines between Argentina and Chile, as well as power generating thermoelectrical plants in the north of Chile.

Gas Atacama’s subsidiary GasAtacama Generación S.A. (GAG), has been notified of the arbitration sentence in its dispute with the electricity distribution companies Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., before the arbitrator Ricardo Peralta, in which GAG demanded the termination of the electricity supply contracts signed with those distributors.

The result of the arbitration has been unfavorable for GAG, thus further aggravating the entities’s delicate operative and financial situation.

Due to the facts and circumstances described above, the Company believes that the impairment of its investment in Gas Atacama is other-than-temporary as it is rather influenced by changes in the economical environment, situation of raw material supply and other circumstances which are not deemed to be temporary in nature.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
The Company performed an impairment test by comparing the fair value of the investment in Gas Atacama (determined using a discounted cash-flow approach as no market value is available) to the respective carrying amount (including goodwill), resulting in the investment (including goodwill) being impaired.
Thus, as of December 31, 2007, the Company recorded a total impairment charge of ThCh$ 48,953,062 in its Consolidated Statements of Income, which is comprised of ThCh$ 62,675 of impairment charge of goodwill recorded over the investment in Inversiones Gas Atacama Holding and ThCh$ 48,890,387 related to the impairment of the investment accounted for under the equity method. These amounts were recorded within the lines “Amortization of goodwill” and “Equity participation in losses of related companies”, respectively in the Consolidated Statement of Income.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 12. Investments in other companies
Investments in other companies at December 31, 2006 and 2007 are as follows:

	Number	Percentage	As of December 31,
Company	of shares	owned	2006	2007
		%	ThCh$	ThCh$

CDEC-SIC Ltda.	—	14.36%	146,315	175,836
CDEC-SING Ltda.	—	7.69%	164,009	278,359
Club de la Banca y Comercio	1	—	2,212	1,892
Club Empresarial	1	1.00%	24,749	21,538
Cooperativa Eléctrica de Chillán Ltda.	—	—	15,180	15,180
Electrificadora de la Costa Atlántica	6,795,148	0.14%	98,271	85,398
Electrificadora del Caribe	42,784,058	0.10%	1,293,404	1,123,983
Empresa Eléctrica de Aysén S.A.	2,516,231	—	2,326,312	2,326,312
Empresa Eléctrica de Bogotá S.A.	2,124,047	2.10%	21,682,909	18,842,721
Financiera Eléctrica Nacional S.A.	4,098	0.10%	118,415	102,905
Dardanelos Participaçóes S.A.	—	—	2,674	2,805

Total			25,874,450	22,976,929

Note 13. Goodwill and Negative Goodwill
a)	In accordance with current standards, recognition has been given to the excess of purchase price of the proportional equity in the net assets acquired (goodwill) in the purchase of shares as of December 31, 2006 and 2007, as follows:

	As of December 31,
	Amortization			Net Balance
	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilectra S.A. (formerly Elesur S.A.)	(7,310,127)	(7,310,211)	(7,310,303)	95,748,564	88,438,262
Codensa S.A.	(964,502)	(981,328)	(852,786)	10,631,045	8,385,727
Edegel S.A.	(32,079)	(32,639)	(25,967)	353,587	281,305
Emgesa S.A.	(1,263,904)	(777,630)	(619,125)	8,427,566	6,704,537
Empresa Eléctrica de Colina S.A.	(217,794)	(217,794)	(217,796)	2,123,497	1,905,701
Empresa Eléctrica Pangue S.A.	(196,710)	(196,711)	(196,711)	3,065,409	2,868,698
Empresa Nacional de Electricidad S.A.	(50,522,158)	(50,522,158)	(50,522,159)	583,109,080	532,586,922
Gasoducto Atacama Chile S.A. (1)	(5,613)	(5,613)	(68,288)	68,288	—
Inversiones Distrilima S.A.	(1,173)	(1,193)	(1,037)	9,549	7,261

Total	(60,514,060)	(60,045,277)	(59,814,172)	703,536,585	641,178,413

(1)	During the year ended December 31, 2007, in addition to ordinary annual amortization of ThCh$ 5,613, the Company recorded goodwill impairment amounting to ThCh$ 62,675, resulting in a complete impairment of goodwill recorded over this investment. See Note 11 j) for details.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Following current standards, recognition has been given to the excess of the equity in the net assets purchased over the purchase price (negative goodwill) in the purchase of shares as of December 31, 2006 and 2007 as follows:

	As of December 31,
Company	Amortization			Net Balance
	2005	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Costanera S.A. (1)	2,722,177	2,769,662	2,495,374	(7,616,584)	(6,247,414)
Edegel S.A.	8,050,476	1,819,292	1,580,988	(23,802,401)	(19,103,601)
Hidroeléctrica El Chocón (1)	—	—	208,709	—	(5,356,840)
Emgesa S.A. (2)	6,016,058	1,895,278	97,005	(7,855,746)	(6,296,047)
Inversiones Distrilima S.A.	24,624	25,052	21,771	(386,228)	(313,866)
Synapsis Soluciones y Servicios IT Ltda.	18,012	18,012	18,012	(94,565)	(76,552)
Edelnor S.A.	161,473	—	—	—	—

Total	16,992,820	6,527,296	4,421,859	(39,755,524)	(37,394,320)

(1)	See Note 11 (g) vi

(2)	See Note 11 (g) iv
Note 14. Other Assets
Other assets as of each year end are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Bond discount (Note 18)	15,921,224	13,082,799
Bond issuance cost	5,554,818	3,913,279
Deferred expenses	4,819,179	913,773
Bank fees and interest expense	8,341,972	6,591,406
Post-retirement benefits	3,107,649	2,911,612
Security deposits for judicial obligations	63,301,022	62,703,989
Recoverable taxes	61,624,228	56,205,735
Reimbursable contributions	875,556	669,369
Deferred assets (Brazil)	76,304,778	59,537,262
Fair value derivative contracts	51,146,164	42,065,143
Others	3,782,523	3,603,180

Total	294,779,113	252,197,547

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 15. Due to Banks and Financial Institutions
a)	Short-term debt due to banks and financial institutions:

	Foreign currency
	US$		Other foreign currency		$ Readjusted		Ch$		As of December 31,
Financial Institution	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	—	—	7,273,626	5,843,483	—	—	—	—	7,273,626	5,843,483
Banco Av Villas	—	—	8,250,424	9,906,699	—	—	—	—	8,250,424	9,906,699
Banco Bayerische Landes	15,805	14,031	—	—	—	—	—	—	15,805	14,031
Banco BBVA	—	—	25,895,982	46,791,820	—	—	—	—	25,895,982	46,791,820
Banco BBVA Bhif	—	—	—	—	—	—	1	5	1	5
Banco Continental	2,346	—	14,948,572	12,309,942	—	—	—	—	14,950,918	12,309,942
Banco Credicoop	—	—	185,005	—	—	—	—	—	185,005	—
Banco Crédito Perú	—	4,532,854	10,809,829	11,230,996	—	—	—	—	10,809,829	15,763,850
Banco Crédito e Inversiones	158,702	—	—	—	—	—	843	8	159,545	8
Banco de Bogotá	—	—	21,171,496	4,446,466	—	—	—		21,171,496	4,446,466
Banco de Chile	—	—	—	—	—	—	215,239	10	215,239	10
Banco de Galicia y Buenos Aires	634,838	885,686	—	—	—	—	—	—	634,838	885,686
Banco de la Ciudad de Buenos Aires	—	—	2,258,158	—	—	—	—	—	2,258,158	—
Banco de la Nación	—	—	24,323	33,167	—	—	—	—	24,323	33,167
Banco de la Provincia de Buenos Aires	1,447,296	—	—	—	—	—	—	—	1,447,296	—
Banco do Brasil	2,719,872	—	—	6,356,253	—	—	—	—	2,719,872	6,356,253
Banco do Nordeste do Brasil	—	—	101,049	185,227	—	—	—	—	101,049	185,227
Banco Estado	76,548	314,130	—	—	—	—	—	2,305	76,548	316,435
Banco Hipotecario	—	—	75,009	—	—	—	—	—	75,009	—
Banco Itau	1,099,429	1,219,637	736,453	1,114,970	—	—	—	—	1,835,882	2,334,607
Banco Popular	—	—	7,769,057	—	—	—	—	—	7,769,057	—
Banco Real	—	—	25,355	—	—	—	—	—	25,355	—
Banco Río de la Plata	—	—	12,571	1,082,368	—	—	—	—	12,571	1,082,368
Banco Safra	—	—	264,118	—	—	—	—	—	264,118	—
Banco Santander Central Hispano	—	—	786,680	892,315	—	—	—	—	786,680	892,315
Banco Santander Santiago	124,334	—	4,904,556	2,288,410	—	—	—	—	5,028,890	2,288,410
Banco Security	149	7	—	—	2,244	4,089	2,403	4,294	4,796	8,390
Bank Boston	—	—	—	—	—	—	3,945	1	3,945	1
Bancolombia	—	—	42,699	—	—	—	—	—	42,699	—
Barings	—	—	13,069,750	—	—	—	—	—	13,069,750	—
Bladex	2,620,087	2,415,322	—	—	—	—	—	—	2,620,087	2,415,322
Citibank N.A.	5,317	—	10,651,409	10,322,832	—	—	—	—	10,656,726	10,322,832
Citibank (Agencia Chile)	—	—	—	—	—	—	1	—	1	—
Colmena	—	—	—	4,984,892	—	—	—	—	—	4,984,892
Comafi	—	158	21,077	—	—	—	—	—	21,077	158
Deutsche Bank	7,958	6,516	—	—	—	—	—	—	7,958	6,516
Interbank	—	—	1,434,031	1,363,321	—	—	—	—	1,434,031	1,363,321
JP Morgan	—	—	110,930	—	—	—	—	—	110,930	—
Standard Bank	37,319	528	—	—	—	—	—	—	37,319	528
Scotiabank — Perú	—	—	4,197,276	13,422,455	—	—	—	—	4,197,276	13,422,455
Scotiabank — Chile	—	2,032,414	—	—	—	—	—	4	—	2,032,418
Unibanco	—	20,213,661	—	5,473,603	—	—	—	—	—	25,687,264

Total	8,950,000	31,634,944	135,019,435	138,049,219	2,244	4,089	222,432	6,627	144,194,111	169,694,879

Total principal	5,729,150	24,931,364	132,676,559	131,407,184	—	—	—	—	138,405,709	156,338,548

Weighted average annual interest rate	6.80%	9.20%	3.00%	9.94%	0.30%	0.30%	—	—	7.85%	9.73%

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency:	99.84%	96.25%
Percentage of debt in local currency:	0.16%	3.75%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Current portion of long-term debt due to banks and financial institutions:

	Foreign currency
	US$		Euros		Other foreign currency		Ch$		$ no Readjusted		As of December 31
Financial Institution	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bancafe	—	—	—	—	1,315,277	—	—	—	—	—	1,315,277	—
ABN Amro Bank	38,928	35,024	—	—	—	—	—	—	—	—	38,928	35,024
Banco Alfa	—	—	—	—	—	332,402	—	—	—	—	—	332,402
Banco Bayerische Landes	710,376	617,908	—	—	—	—	—	—	—	—	710,376	617,908
Banco BBVA	123,641	111,076	—	—	1,087,464	2,453,214	—	—	—	—	1,211,105	2,564,290
Bnp Paribas	3,767,729	3,208,466	—	—	—	—	—	—	—	—	3,767,729	3,208,466
Banco Colpatria	—	—	—	—	876,944	—	—	—	—	—	876,944	—
Banco Continental	1,425,122	1,486,139	—	—	10,556,713	9,784,862	—	—	—	—	11,981,835	11,271,001
Banco de Crédito (Perú)	—	—	—	—	10,874	10,045,982	—	—	—	—	10,874	10,045,982
Banco Corfinsura	—	—	—	—	3,507,407	—	—	—	—	—	3,507,407	—
Banco Davivienda	—	—	—	—	3,046,376	938,051	—	—	—	—	3,046,376	938,051
Banco do Brasil	—	—	—	—	1,704,099	2,190,699	—	—	—	—	1,704,099	2,190,699
Banco do Nordeste do Brasil	—	—	—	—	—	3,972,149	—	—	—	—	—	3,972,149
Banco Estado	—	—	—	—	—	—	415,497	—	—	—	415,497	—
Banco Europeo de Investimentos	7,438,498	4,976,289	—	—	—	—	—	—	—	—	7,438,498	4,976,289
Banco Itau	—	19,213	—	—	—	—	—	—	—	—	—	19,213
Banco Medio Crédito	—	—	—	—	2,178,467	2,003,678	—	—	—	—	2,178,467	2,003,678
Banco Monte Paschi	13,347	12,008	—	—	—	—	—	—	—	—	13,347	12,008
Banco Pactual	—	—	—	—	453,528	522,209	—	—	—	—	453,528	522,209
Banco Santander Central Hispano	121,096	149,336	—	—	1,238,237	2,793,017	—	—	—	—	1,359,333	2,942,353
Bancolombia	—	—	—	—	4,786,166	2,884,954	—	—	—	—	4,786,166	2,884,954
Banesto	4,739,978	2,047,648	—	—	—	—	—	—	—	—	4,739,978	2,047,648
Bank of Tokyo — Mitsubishi	96,131	102,425	—	—	—	—	—	—	—	—	96,131	102,425
BNDES	—	1,152,278	—	—	9,317,863	35,513,066	—	—	—	—	9,317,863	36,665,344
Bradesco	—	—	—	—	30,866	1,079,868	—	—	—	—	30,866	1,079,868
Caja de ahorros de Galicia	26,692	24,016	—	—	—	—	—	—	—	—	26,692	24,016
Caja de Ahorros y Monte de Piedad de Madrid	139,167	111,076	—	—	—	—	—	—	—	—	139,167	111,076
Caixa General de Depósitos	—	—	884,787	—	—	—	—	—	—	—	884,787	—
Citibank N.A.	2,416,303	5,083,979	—	—	—	—	—	—	—	—	2,416,303	5,083,979
Citibank (Agencia en Chile)	—	—	—	—	—	—	—	—	32	32	32	32
Comafi	—	—	—	—	660,408	—	—	—	—	—	660,408	—
Compagnie Belge de la Webstlb	4,149,596	—	—	—	—	—	—	—	—	—	4,149,596	—
Conavi	—	—	—	—	2,192,130	—	—	—	—	—	2,192,130	—
Credit Suisse First Boston	12,048	4,278,999	—	—	—	—	—	—	—	—	12,048	4,278,999
Deutsche Bank A.G.	256,296	5,088,107	—	—	—	—	—	—	—	—	256,296	5,088,107
Dresdner	26,693	24,016	—	—	—	—	—	—	—	—	26,693	24,016
Export Develop. Corp.	1,933,960	1,681,779	—	—	—	—	—	—	—	—	1,933,960	1,681,779
Granahorrar	—	—	—	—	1,315,277	—	—	—	—	—	1,315,277	—
HSBC	77,856	70,048	—	—	—	343,970	—	—	—	—	77,856	414,018
Instituto Crédito Oficial	38,928	35,024	—	—	—	—	—	—	—	—	38,928	35,024
International Finance Corporation	5,075,181	4,144,063	—	—	—	—	—	—	—	—	5,075,181	4,144,063
J.P. Morgan Chase Bank	14,397,116	—	—	—	—	—	—	—	—	—	14,397,116	—
Kreditanstal Fur Weideraubau	322,269	276,815	—	—	—	—	—	—	—	—	322,269	276,815
San Pedro IMI S.p.A.	93,427	84,057	—	—	—	—	—	—	—	—	93,427	84,057
Scotiabank	—	3,639,187	—	—	98,246	8,380,864	—	—	—	—	98,246	12,020,051
Skandinaviska Enskilda Banken	947,920	—	—	—	—	—	—	—	—	—	947,920	—
Standard Bank	132,655	2,986,309	—	—	—	—	—	—	—	—	132,655	2,986,309
The Bank of Nova Scotia	—	24,016	—	—	—	—	—	—	—	—	—	24,016
Unibanco	—	—	—	—	9,092,762	861,177	—	—	—	—	9,092,762	861,177
Votorantim	—	—	—	—	—	3,610,197	—	—	—	—	—	3,610,197
West LB	2,479,074	131,165	—	—	—	—	—	—	—	—	2,479,074	131,165

Total	51,000,027	41,600,466	884,787	—	53,469,104	87,710,359	415,497	—	32	32	105,769,447	129,310,857

Total principal	39,417,434	40,498,614	882,636	—	53,469,104	80,014,889	415,497	—	—	—	94,184,671	120,513,503

Weighted average annual interest rate	7.85%	8.44%	4.03%	0.00%	10.92%	9.93%	9.00%	0.00%	0.30%	0.30%	9.37%	9.45%

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency:	99.61%	100.00%
Percentage of debt in local currency:	0.39%	0.00%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 16. Long-Term Portion of Debt Due to Banks and Financial Institutions

		As of December 31, 2007
		After 1 year	After 2 years	After 3 years	After 5 years			Total Long-term	Annual interest	Total long-term
Financial		but within	but within	but within	but within			portion	rate	portion -
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2007	average	2006
		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$

ABN Amro Bank	US$	7,246,312	1,759,819	—	—	—	—	9,006,131	5.39%	9,410,659
	$ Arg	—	—	—	—	—	—	—	0.00%	1,867,059
Banco Alfa	Rs	—	—	19,636,453	—	—	—	19,636,453	12.18%	—
Banco Bayerische Landes	US$	2,869,540	—	—	—	—	—	2,869,540	8.31%	4,009,655
Banco BBVA	US$	22,981,162	5,279,456	—	—	—	—	28,260,618	5.39%	30,069,863
	$ Colom	—	—	20,348,091	—	—	—	20,348,091	12.19%	21,072,211
Banco Continental	US$	2,829,541	7,663,038	—	—	—	—	10,492,579	7.33%	20,314,028
Banco Crédito Perú	Soles	—	—	—	—	—	—	—	0.00%	18,247,278
Banco Estado	US$	—	—	4,475,116	—	—	—	4,475,116	5.18%	589,655
Banco Europeo de Investimentos	US$	4,140,750	4,140,750	8,281,500	—	—	—	16,563,000	18.33%	23,824,454
Banco Davivienda	$ Colom	—	—	7,780,630	—	—	—	7,780,630	12.19%	8,057,469
Banco do Brasil	US$	166,994	146,439	254,194	103,609	16	1,379,633	2,050,869	4.31%	2,596,089
	Rs	1,860,559	2,786,689	5,943,830	31,674,356	—	—	42,265,434	13.56%	9,980,391
Banco do Nordeste do Brasil	Rs	5,350,038	9,585,340	19,834,978	9,882,372	—	—	44,652,728	7.68%	4,403,437
Banco Hipotecario	$ Arg	—	—	—	—	—	—	—	0.00%	3,976,836
Banco Itau	US$	1,490,670	2,981,340	2,981,340	—	—	—	7,453,350	7.63%	—
	Rs	—	—	3,744,952	—	—	—	3,744,952	12.40%	—
Banco Itau Chile	US$	3,975,122	—	—	—	—	—	3,975,122	5.44%	—
Banco Medio Crédito	$ Arg	1,990,992	1,990,992	995,577	—	—	—	4,977,561	1.75%	7,601,335
Banco Monte Paschi	US$	2,484,450	—	—	—	—	—	2,484,450	5.44%	2,532,199
Banco Nacionale de Paris	US$	2,448,533	812,948	8,135,155	2,438,844	—	—	13,835,480	5.58%	12,833,546
	$ Arg	—	—	—	—	—	—	—	0.00%	1,344,283
Banco Pactual	Rs	9,389,506	—	—	—	—	—	9,389,506	19.93%	8,295,048
Banco Río de la Plata	$ Arg	—	—	—	—	—	—	—	0.00%	14,002,944
Bancolombia	$ Colom	—	—	23,927,531	—	—	—	23,927,531	12.19%	24,778,886
Banco Santander Central Hispano	US$	14,101,209	3,590,030	10,984,374	—	—	—	28,675,613	5.30%	22,579,625
	$ Colom	—	—	23,166,434	—	—	—	23,166,434	12.19%	23,990,533
	Rs	—	56,104,512	112,209,025	—	—	—	168,313,537	14.84%	160,463,977
Banco Votorantim	Rs	—	28,052,075	—	—	—	—	28,052,075	12.65%	—
Banesto	US$	—	—	3,254,630	—	—	—	3,254,630	5.18%	2,757,739
Bank Boston	$ Arg	—	—	—	—	—	—	—	0.00%	8,401,767
Bank Tokio — Mitsubishi	US$	17,391,150	4,223,565	10,984,374	—	—	—	32,599,089	5.32%	24,032,914
BNDES	US$	—	—	—	—	—	—	—	0.00%	8,926,074
	Rs	—	1,705,532	64,281,184	—	—	—	65,986,716	12.30%	76,949,295
Bradesco	Rs	18,566,326	—	3,744,952	—	—	—	22,311,278	12.39%	11,460,398
Caja de Ahorro de Galicia	US$	4,968,901	—	—	—	—	—	4,968,901	5.44%	5,064,400
Caja de Ahorros y Monte de Piedad de Madrid	US$	22,981,162	2,745,317	—	—	—	—	25,726,479	5.41%	27,153,750
Citibank N.Y.	US$	27,950,062	5,279,456	10,984,374	—	—	—	44,213,892	5.41%	42,952,935
Comafi	$ Arg	—	—	—	—	—	—	—	0.00%	1,260,265
Credit Swiss First Boston	US$	4,259,057	6,388,585	—	—	—	—	10,647,642	10.95%	17,153,606
Deutsche Bank A.G.	US$	17,808,837	7,204,822	10,351,958	—	—	—	35,365,617	8.30%	63,739,482
Dresdner	US$	4,968,900	—	—	—	—	—	4,968,900	5.44%	5,064,398
Export Develop. Corp.	US$	1,432,928	1,072,162	9,559,372	1,422,799	—	—	13,487,261	5.70%	8,878,213
HBSC	US$	14,492,624	3,519,638	—	—	—	—	18,012,262	5.39%	18,821,317
	Rs	—	—	42,078,113	—	—	—	42,078,113	12.09%	—
ING Bank	US$	—	6,757,704	—	—	—	—	6,757,704	5.18%	7,776,301
Instituto de Crédito Oficial	US$	7,246,312	1,759,819	6,509,259	—	—	—	15,515,390	5.30%	10,268,340
International Finance Corporation	US$	5,356,008	5,179,780	11,514,111	28,530,517	11	1,926,447	52,506,863	7.83%	64,997,300
J.P.Morgan Chase Bank	$ Arg	—	—	—	—	—	—	—	0.00%	5,881,236
Kreditanstal Fur Weideraubau	US$	135,908	—	—	—	—	—	135,908	4.85%	469,180
San Pablo IMI S.P.A.	US$	17,391,150	4,223,565	—	—	—	—	21,614,715	5.39%	22,585,581
Scotiabank	US$	7,155,216	5,366,412	—	—	—	—	12,521,628	6.70%	—
	Soles	—	—	—	—	—	—	—	0.00%	8,942,554
Standard Bank	US$	5,796,967	5,796,967	10,351,958	—	—	—	21,945,892	9.19%	40,025,079
The Royal Bank of Scotiand	US$	—	—	3,254,630	—	—	—	3,254,630	5.18%	428,840
The Bank of Nova Scotia	US$	4,968,901	1,689,426	—	—	—	—	6,658,327	5.18%	—
Unibanco	Rs	22,113,610	—	3,730,926	—	—	—	25,844,536	12.52%	43,001,272
West LB	US$	7,950,240	—	—	—	—	—	7,950,240	6.83%	9,148,589

Totals		296,259,637	187,806,178	463,299,021	74,052,497		3,306,080	1,024,723,413		972,982,285

	As of December 31,
	2006	2007
	%	%

Percentage of debt in foreign currency:	100.00%	100.00%
Percentage of debt in local currency:	0.00%	0.00%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
In November 2004 the Company obtained a syndicated loan amounting to US$ 350 million through overdraft (revolving) lines. In 2005, the amount of US$ 265 million was prepaid; and US$ 80 million was prepaid in 2006, leaving a balance of US$ 5 million.
In November 2006, the Company made a second withdrawal, this time of US$ 310 million, from the revolving line. The US$ 315 million balance is due in November 2008. It is possible to prepay and draw down funds throughout the contract period. The interest (spread) depends on the corporate rating given by S&P. Currently, at BBB, the interest spread is 0.375%.
On December 7, 2006 Enersis S.A. signed a new revolving loan for US$ 200 million following due on December 7, 2009 with a spread above Libor + 0,250%. At December 31, 2007, no withdrawals have been made.
On November 10, 2004, Endesa Chile entered into a new credit for US$ 250 million, with was used to prepay a previous loan entered into on February 4, 2004. The Company has withdrawn US$ 85 million from this new credit at December 31, 2007.
The new Endesa Chile loan matures on November 11, 2010, and has a 0.375% Libor spread.
The operation was carried out without warranties, endorsements, or investment or indebtedness restrictions.
On January 26, 2006, Endesa Chile entered into a Revolving Facility for US$ 200 million, of which it has withdrawn US$ 131 million at December 31, 2007.
On December 7, 2006, Endesa Chile entered into a Revolving Facility for US$ 200 million, of which it has withdrawn US$ 0 at December 31, 2007.
In the case of Endesa Chile’s revolving overdraft lines, it is possible to prepay and draw down funds throughout the contract period. These revolving overdraft lines mature on July 26, 2011 and on December 7, 2009, and have 0.30% and 0.25% Libor spreads, respectively.
The operations were carried out without warranties, endorsements, or investment or indebtedness restrictions.
Note 17. Other Current Liabilities
Other current liabilities are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Advances and guarantee on construction	50,901	79,972
Taxes payables	2,733,491	2,982,582
Contingencies — third party claims	25,139,075	51,968,781
Reimbursable contributions	1,126,772	1,126,772
Energy efficiency program (Brazil)	30,183,048	32,107,184
Azopardo provision	3,044,643	840,384
Accrued employees benefits — other	2,917,001	2,653,051
Derivative contracts	4,490,119	10,886,369
Fair value — derivative contracts	2,110,604	4,451,629
Emergency energy provision (Brazil and Argentina)	8,445,192	19,969,795
Obligations of payment to third parties	11,772,142	1,182,542
Advances from clients	1,686,543	1,680,420
Other current liabilities	3,874.998	2,288,694

Total	97,574,529	132,218,175

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 18. Bonds Payable
a)	Details of the short-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2006	2007
				%		ThCh$	ThCh$

Bond N°269 – Enersis	B-1	19,529	UF	5.50%	06-15-2009	183,272	192,188
Bond N°269 – Enersis	B-2	1,858,064	UF	5.75%	06-15-2022	1,646,336	1,726,036
Yankee Bonds – Enersis	Two	350,000,000	US$	7.40%	12-01-2016	1,101,122	765,224
Yankee Bonds – Enersis	Three	858,000	US$	6.60%	12-01-2026	2,698	2,345
Yankee Bonds II – Enersis	One	350,000,000	US$	7.38%	12-01-2014	6,764,656	5,878,571
Bonds Edelnor	One	4,981,900	Soles	9.61%	02-01-2011	7,281	6,433
Bonds Edelnor	I° Prog.	18,570,000	Soles	VAC + 6.2%	04-26-2007	3,714,517	—
Bonds Edelnor	I° Prog.	40,000,000	Soles	4.47%	09-11-2007	7,252,219	—
Bonds Edelnor	I° Prog.	30,000,000	Soles	5.86%	01-15-2008	141,356	5,106,572
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	01-15-2012	100,349	93,026
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5.4%	04-22-2014	38,274	36,718
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	06-01-2009	17,872	16,568
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6.5%	06-01-2014	14,101	13,527
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6.5%	06-01-2014	8,043	7,716
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	06-10-2010	21,991	20,386
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	06-08-2009	26,091	24,187
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.31%	01-05-2011	127,192	117,910
Bonds Edelnor	II° Prog.	4,000,000	Soles	7.84%	01-05-2013	27,286	25,295
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	01-05-2016	127,681	118,363
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	02-01-2011	104,593	96,960
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	02-01-2016	161,129	149,369
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	03-17-2009	65,280	60,516
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	05-22-2009	19,120	17,726
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	05-22-2013	21,422	19,859
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-06-2013	41,680	38,638
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.69%	04-19-2012	—	37,207
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.91%	04-19-2015	—	38,638
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	08-31-2016	64,574	59,862
Bonds Edelnor	II° Prog.	40,000,000	Soles	5.97%	07-06-2012	—	191,385
Bonds Edelnor	III° Prog.	40,000,000	Soles	6.94%	08-29-2015	—	154,691
Bonds Edelnor	III° Prog.	30,000,000	Soles	6.56%	09-12-2012	—	97,956
Bonds Codensa	B3	50,000,000,000	$ Col.	9.99%	03-15-2009	62,573	71,521
Bonds Codensa	B5	200,000,000,000	$ Col.	11.20%	03-15-2011	286,047	320,612
Bonds Codensa	B8	250,000,000,000	$ Col.	11.40%	03-15-2014	363,945	406,931
Bonds Codensa	A	13,980,000,000	$ Col.	10.06%	03-14-2010	—	277,803
Bonds Codensa	B	391,500,000,000	$ Col.	10.80%	03-14-2017	—	503,334
Bonds Codensa	C	33,720,000	$ Col.	10.94%	03-14-2012	—	44,867
Bonds Edesur	Six	20,000,000	$ Arg.	10.41%	10-05-2007	11,208,759	—
Bonds Edesur	Seven	165,000,000	$ Arg.	11.75%	06-19-2012	—	101,860
Bonds Ampla	1° serie	290,000,000	Reales	CDI+1.2% aa	03-01-2008	3,531,772	84,400,949
Bonds Ampla	2° serie	110,000,000	Reales	IGP-M+11.4%	03-01-2010	2,861,015	3,247,611
Bonds Ampla	Unit	370,000,000	Reales	DI + 0.85% aa	08-01-2012	5,766,376	4,920,086
Bonds Endesa Chile	F	1,500,000	UF	6.20%	08-01-2022	751,639	1,337,624
Bonds Endesa Chile	H	4,000,000	UF	6.20%	10-15-2028	1,002,184	998,591
Bonds Endesa Chile	K	4,000,000	UF	3.80%	04-15-2027	—	615,596
Bonds Endesa Chile	One	230,000,000	US$	7.88%	02-01-2027	3,871,740	3,369,834
Bonds Endesa Chile	Two	220,000,000	US$	7.33%	02-01-2037	3,839,312	3,336,409
Bonds Endesa Chile	Three	200,000,000	US$	8.13%	02-01-2097	844,131	769,352
Bonds Endesa Chile	One	400,000,000	US$	7.75%	07-15-2008	8,124,138	205,815,978
Bonds Endesa Chile	One	400,000,000	US$	8.50%	04-01-2009	4,860,188	4,223,565
Bonds Endesa Chile	G	4,000,000	U.F.	4.80%	10-15-2010	778,497	—
Bonds Endesa Chile	144A	400,000,000	US$	8.35%	08-01-2013	7,957,367	6,915,053
Bonds Endesa Chile	144A	200,000,000	US$	8.63%	08-01-2015	4,109,718	3,571,397
Bonds Edegel	Two	30,000,000	US$	8.41%	02-14-2007	17,700,586	—
Bonds Edegel	Three	30,000,000	US$	8.75%	06-13-2007	17,229,716	—
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	01-26-2009	91,724	79,710
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%	02-27-2008	107,702	5,073,714
Bonds Edegel	6 B 2° issue	20,000,000	Soles	8.50%	06-18-2008	10,980	3,325,311
Bonds Edegel	7 A 2° issue	10,000,000	US$	7.16%	07-26-2009	179,519	152,092
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%	03-10-2008	73,350	3,776,847
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%	03-30-2008	74,334	4,329,860
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	06-01-2009	72,053	66,793
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	80,611	74,727
Bonds Edegel	11 A 2° issue	20,000,000	US$	6.06%	11-18-2012	80,884	70,289
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	56,240	52,135
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2010	47,682	44,201
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	30,278	28,069
Bonds Edegel	13 B 2° issue	25,000,000	Soles	6.16%	01-15-2014	—	116,953
Bonds Edegel	14 B 2° issue	25,000,000	Soles	5.91%	02-22-2011	—	87,043
Bonds Edegel	1 A 3° issue	25,000,000	Soles	6.31%	06-21-2022	—	6,541
Bonds Edegel	2 A 3° issue	8,000,000	US$	5.97%	07-18-2011	—	106,769
Bonds Edegel	3 A 3° issue	25,000,000	Soles	6.28%	03-07-2019	—	128,006
Bonds Edegel	4 A 3° issue	25,000,000	Soles	6.75%	08-31-2014	—	74,608
Bonds Edegel	5 A 3° issue	25,000,000	Soles	6.50%	03-18-2013	—	77,084
Bonds Edegel	6 A 3° issue	25,000,000	Soles	6.44%	05-21-2013	—	29,647
Bonds Edegel	7 A 3° issue	25,000,000	Soles	6.63%	06-13-2013	—	13,730
Bonds Emgesa	B-10 1° issue	229,825,000,000	$ Col.	11.31%	10-09-2009	1,242,288	1,475,623
Bonds Emgesa	B-10	60,000,000,000	$ Col.	11.43%	11-10-2009	204,277	226,963
Bonds Emgesa	C-10	9,684,517,481	$ Col.	9.88%	10-09-2009	101,125	102,994
Bonds Emgesa	C-10	17,235,158,229	$ Col.	10.25%	10-09-2009	54,765	55,771
Bonds Emgesa	A-10	210,000,000,000	$ Col.	10.32%	02-23-2015	622,367	570,961
Bonds Emgesa	A-10 1° issue	40,000,000,000	$ Col.	10.32%	02-23-2015	—	108,755
Bonds Emgesa	A-10 4° issue	170,000,000,000	$ Col.	10.84%	02-20-2017	—	3,921,727
Bonds Emgesa (Before Betania)	B	400,000,000,000	$ Col.	11.29%	11-10-2011	1,504,943	1,494,929

Total						121,584,960	366,034,697

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Details of the long-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2006	2007
						ThCh$	ThCh$

Bond N°269 – Enersis	B-1	19,529	UF	5.50%	06-15-2009	292,263	99,684
Bond N°269 – Enersis	B-2	1,858,064	UF	5.75%	06-15-2022	35,801,421	34,031,290
Yankee Bonds – Enersis	Two	350,000,000	US$	7.40%	12-01-2016	142,794,622	124,090,327
Yankee Bonds – Enersis	Three	858,000	US$	6.60%	12-01-2026	490,594	426,332
Yankee Bonds II – Enersis	One	350,000,000	US$	7.38%	12-01-2014	200,125,401	173,911,500
Bonds Edelnor	One	4,891,900	Soles	9.61%	02-01-2011	875,195	811,327
Bonds Edelnor	I° Prog.	30,000,000	Soles	5.86%	01-15-2008	5,367,211	—
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	01-15-2012	3,578,141	3,317,022
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5,4%	04-22-2014	3,726,471	3,574,937
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	06-01-2009	5,367,211	4,975,535
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6,5%	06-01-2014	3,718,694	3,567,477
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6,5%	06-01-2014	7,424,472	7,122,566
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	06-10-2010	5,367,211	4,975,535
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	06-08-2015	3,578,141	3,317,022
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.31%	01-05-2011	3,578,141	3,317,022
Bonds Edelnor	II° Prog.	4,000,000	Soles	7.84%	01-05-2013	715,628	663,404
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	01-05-2016	3,220,327	2,985,321
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	02-01-2011	3,578,141	3,317,022
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	02-01-2016	4,866,271	4,511,151
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	03-17-2009	3,443,960	3,192,635
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	05-22-2009	2,683,606	2,487,767
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	05-22-2013	2,683,606	2,487,767
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-06-2013	2,683,606	2,487,767
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.69%	04-19-2012	—	3,317,022
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.91%	04-19-2015	—	3,317,022
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	08-31-2013	2,683,606	2,487,767
Bonds Edelnor	II° Prog.	40,000,000	Soles	5.97%	07-06-2012	—	6,634,046
Bonds Edelnor	III° Prog.	40,000,000	Soles	6.94%	08-29-2015	—	6,634,046
Bonds Edelnor	III° Prog.	30,000,000	Soles	6.56%	09-12-2012	—	4,975,535
Bonds Codensa	B3	50,000,000,000	$ Col.	9.99%	03-15-2009	12,769,997	12,331,245
Bonds Codensa	B5	200,000,000,000	$ Col.	11.20%	03-15-2011	51,079,991	49,324,982
Bonds Codensa	B8	250,000,000,000	$ Col.	11.40%	03-15-2014	63,849,986	61,656,227
Bonds Codensa	A	139,800,000,000	$ Col.	10.06%	03-14-2010	—	55,436,347
Bonds Codensa	B	391,500,000,000	$ Col.	10.80%	03-14-2017	—	96,553,652
Bonds Codensa	C	33,720,000	$ Col.	10.94%	03-14-2012	—	8,316,192
Bonds Edesur	Seven	165,000,000	$ Arg.	11.75%	06-19-2012	—	26,006,931
Bonds Ampla	1° serie	290,000,000	Reales	CDI + 1,2% aa	03-01-2008	30,698,199	34,672,030
Bonds Ampla	2° serie	110,000,000	Reales	IGP-M+11,4% aa	03-01-2010	77,557,618	—
Bonds Ampla	Unit	370,000,000	Reales	DI + 0,85% aa	08-01-2012	98,952,825	103,793,429
Bonds Endesa Chile	F	1,500,000	UF	6.20%	08-01-2022	29,539,908	28,845,310
Bonds Endesa Chile	H	4,000,000	UF	6.20%	10-15-2028	78,773,088	78,490,640
Bonds Endesa Chile	K	4,000,000	UF	3.80%	04-15-2027	—	78,490,640
Bonds Endesa Chile	One	230,000,000	US$	3.80%	02-01-2027	117,720,051	102,300,210
Bonds Endesa Chile	Two	220,000,000	US$	7.33%	02-01-2037	125,793,109	109,315,800
Bonds Endesa Chile	Three	200,000,000	US$	8.13%	02-01-2097	23,109,337	20,082,306
Bonds Endesa Chile	One	400,000,000	US$	7.75%	07-15-2008	228,714,744	—
Bonds Endesa Chile	Unit	400,000,000	US$	8.50%	04-01-2009	228,714,744	198,756,000
Bonds Endesa Chile	G	4,000,000	U.F.	4.80%	10-15-2010	78,773,088	—
Bonds Endesa Chile	144A	400,000,000	US$	8.35%	08-01-2013	228,714,744	198,756,000
Bonds Endesa Chile	144A	200,000,000	US$	8.63%	08-01-2015	114,357,372	99,378,000
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	01-26-2009	5,717,869	4,968,900
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%	02-27-2008	5,365,532	—
Bonds Edegel	6 B 2° issue	20,000,000	Soles	8.50%	06-18-2008	3,577,021	—
Bonds Edegel	7 A 2° issue	10,000,000	US$	7.16%	07-26-2009	5,717,869	4,968,900
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%	03-10-2008	4,000,897	—
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%	03-30-2008	4,596,472	—
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	06-01-2009	12,519,575	11,605,706
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	6,259,788	5,802,853
Bonds Edegel	11 A 2° issue	20,000,000	US$	6.06%	11-18-2012	11,435,737	9,937,800
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	4,471,277	4,144,895
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2013	4,471,277	4,144,895
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	5,365,533	4,973,874
Bonds Edegel	13 B 2° issue	25,000,000	Soles	6.16%	01-15-2014	—	4,144,895
Bonds Edegel	14 B 2° issue	25,000,000	Soles	5.91%	02-22-2011	—	4,144,895
Bonds Edegel	1 A 3° issue	25,000,000	Soles	6.31%	06-21-2022	—	4,144,895
Bonds Edegel	2 A 3° issue	8,000,000	US$	5.97%	07-18-2011	—	3,975,118
Bonds Edegel	3 A 3° issue	25,000,000	Soles	6.28%	03-07-2019	—	4,144,895
Bonds Edegel	4 A 3° issue	25,000,000	Soles	6.75%	08-31-2014	—	3,315,916
Bonds Edegel	5 A 3° issue	25,000,000	Soles	6.50%	03-18-2013	—	4,144,895
Bonds Edegel	6 A 3° issue	25,000,000	Soles	6.44%	05-21-2013	—	4,144,895
Bonds Edegel	7 A 3° issue	25,000,000	Soles	6.63%	06-13-2013	—	4,144,895
Bonds Emgesa	B-10	229,825,000,000	$ Col.	11.31%	10-09-2009	58,697,031	56,680,570
Bonds Emgesa	B-10	60,000,000,000	$ Col.	11.43%	11-10-2009	15,323,997	14,797,494
Bonds Emgesa	C-10	9,684,517,481	$ Col.	9.88%	10-09-2009	2,409,167	2,485,162
Bonds Emgesa	C-10	17,235,158,229	$ Col.	10.05%	10-09-2009	4,287,499	4,333,425
Bonds Emgesa	A-10	210,000,000	$ Col.	10.32%	02-23-2015	63,850,037	51,791,231
Bonds Emgesa	A-10 2° issue	40,000,000,000	$ Col.	10.32%	02-23-2015	—	9,864,996
Bonds Emgesa	B-10 3° issue	170,000,000,000	$ Col.	10.84%	02-20-2017	—	41,926,234
Bonds Emgesa (Before Betania)	B	400,000,000,000	$ Col.	11.29%	11-10-2011	102,160,015	98,650,075

Total						2,357,989,334	2,146,924,098

*	VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate (represents an inflation — indexed new Peruvian Sol).

Year	%

2006	1.56
2007	3.44

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
b)	Bonds payable consist of the following:
1.1 Domestic Bonds
On September 11, 2001, the Superintendence of Securities and Insurance registered the issue of adjustable bearer bonds of Enersis S.A. date June 14, 2001 in the Securities Register under No. 269. This placement was made in two series, as follows:

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
1.2 International Bonds (Yankee Bonds)
On November 21, 1996, the Company, acting through its agency in the Cayman Islands, issued and placed Yankee Bonds for US$ 800 million in the US market. This placement was made in three series, as follows:

	Total amount	Years to	Stated annual
Series	in US$	maturity	interest rate

1	300,000,000	10	6.90%
2	350,000,000	20	7.40%
3	150,000,000	30	6.60%
Interest is payable on a semi-annual basis and principal is due upon maturity. The Series 3 bond holders have a pre-redemption option in year seven, which was exercised by nearly all holders in November 2003 for US$ 149,142,000.
During the second quarter of 2004, UF/US$ swap contracts were entered into for US$ 100,000,000 associated with the series the tranche 1 bond and US$ 250,000,000 associated with Series 2.

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
Given the above, at December 31, 2007 the bonds are presented net of the repurchase.
1.3 International Bonds (Yankee Bonds II)
On November 24, 2003, the Company, through its Cayman Islands Agency, issued and placed Yankee Bonds on the American market for US$ 350 million. This placement was made in a single tranche, whose features are as follows:

	Total amount	Years to	Stated annual
Series	in US$	Maturity	interest rate

1	350,000,000	10	7.375%
Interest is paid semi-annually and amortization of capital is a single installment at the end of the term.
During the second half of 2004, debts have been re-denominated through US$/UF swap contracts for the total of this issue.
1.4 Chilectra S.A. Bonds
On October 13, 2003, Chilectra S.A. registered, in the Superintendence of Securities and Insurance, 2 lines of bonds corresponding to Nº 347 and 348 for a maximum line amount of UF 4,200,000 and UF 4,000,000 respectively; the placement has a maturity of 10 years from August 22, 2003. To date, the placement of the related bonds has not been made.
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

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Second program of Corporate Bonds

First issue
Date of Issue	:	January 5, 2006
Number of bonds subscribed	:	4,000 bonds
Face value	:	5,000 (new soles) each
Redemption term	:	5 years
Interest rate	:	7.31%
Interest payment	:	Semi-annual

Second issue
Date of Issue	:	January 5, 2006
Number of bonds subscribed	:	800 bonds
Face value	:	5,000 (new soles) each
Redemption term	:	7 years
Interest rate	:	7.84%
Interest payment	:	Semi-annual

Third issue
Date of issue	:	January 5, 2006
Number of bonds subscribed	:	3,600 bonds
Face value	:	5,000 (new soles) each
Redemption term	:	10 years
Interest rate	:	8.16%
Interest payment	:	Semi-annual

Fourth issue
Date of issue	:	February 1, 2006
Number of bonds subscribed	:	4,000 bonds
Face value	:	5,000 (new soles) each
Redemption term	:	5 years
Interest rate	:	7.06%
Interest payment	:	Semi-annual

Fifth issue
Date of issue	:	February 1, 2006.
Number of bonds subscribed	:	5,440 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	10 years.
Interest rate	:	8.00%.
Interest payment	:	Semi-annual.

Sixth issue
Date of issue	:	March 17, 2006.
Number of bonds subscribed	:	3,850 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	3 years.
Interest rate	:	6.63%
Interest payment	:	Semi-annual.

Seventh issue
Date of issue	:	May 22, 2006.
Number of bonds subscribed	:	3,000 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	3 years.
Interest rate	:	6.75%.
Interest payment	:	Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Eight issue
Date of issue	:	May 22, 2006.
Number of bonds subscribed	:	3,000 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	7 years.
Interest rate	:	7.56%.
Interest payment	:	Semi-annual.

Third issue — Series B
Date of issue	:	August 31, 2006.
Number of bonds subscribed	:	3,000 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	9 years.
Interest rate	:	7.22%.
Interest payment	:	Semi-annual.

Tenth issue — Series B
Date of issue	:	October 6, 2006.
Number of bonds subscribed	:	3,000 bonds.
Nominal value	:	5,000 (new soles) each.
Term	:	7 years.
Interest rate	:	6.66%.
Interest payment	:	Semi-annual.

Twelfth Issue — Series A
Date of Issue	:	April 19, 2007
Issuer	:	Edelnor S.A.A.
Bonds issued	:	Marketable Securities in thousands of new soles (4,000 bonds of S/. 5,000.00 each)
Number of bonds subscribed	:	S/. 30,000,000
Number of bonds placed	:	S/. 20,000,000
Principal due	:	All due on April 19, 2012
Interest rate	:	5.69%
Interest payment	:	Semi-annual.

Seventeenth Issue
Date of issue	:	July 6, 2007
Number of bonds subscribed	:	8,000
Nominal value	:	5,000 (new soles) each
Term	:	5 yean
Interest rate	:	5.97%
Interest payment	:	Semi-annual

Eighteenth Issue — Series A
Date of Issue	:	April 19, 2007
Issuer	:	Edelnor S.A.A.
Bonds issued	:	Marketable Securities in thousands of new soles (4,000 bonds of S/. 5,000.00 each)
Number of bonds subscribed	:	S/. 40,000,000
Number of bonds placed	:	S/. 20,000,000
Principal due	:	All due on April 19, 2015
Interest rate	:	5.91%
Interest payment	:	Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Third program of Corporate Bonds

First Issue
Date of issue	:	August 29, 2007
Number of bonds subscribed	:	8,000
Nominal value	:	5,000 (new soles) each
Term	:	8 years
Interest rate	:	6.94%
Interest payment	:	Semi-annual

Second Issue
Date of issue	:	September 12, 2007
Number of bonds subscribed	:	6,000
Nominal value	:	5,000 (new soles) each
Term	:	5 years
Interest rate	:	6.56%
Interest payment	:	Semi-annual
1.6 Codensa S.A. issued bonds on March 11, 2004.

First Issue
Issuer	:	Codensa.
Issued securities	:	Securities negotiable in Colombian pesos.
Amount issued	:	500,000,000,000 Colombian pesos.

1st principal payment	:	Maturity in 2009 for 50,000,000,000 Colombian pesos.
Nominal interest rate	:	9.99% average annual rate.
Interest payment	:	Quarterly.
Interest accrued at year end is ThCh$ 71,521 (ThCh$ 62,573 in 2006), and it is presented in current liabilities.

2nd principal payment	:	Maturity in 2011 for 200,000,000,000 Colombian pesos.
Nominal interest rate	:	11.20% average annual rate.
Interest payment	:	Quarterly.
Interest accrued at year end is ThCh$ 320,612 (ThCh$ 286,047 in 2006), and it is presented in current liabilities.

3rd principal payment	:	Maturity in 2014 for 250,000,000,000 Colombian pesos.
Nominal interest rate	:	11.40% average annual rate.
Interest payment	:	Quarterly.
Interest accrued at year-end is ThCh$ 406,931 (ThCh$ 363,945 in 2006), and it is presented in the current liabilities.
Second Issue
The first and second issues, which were distributed in two series, with terms of three and ten years, have been issued. These were placed at CPI + 4.60% and CPI + 5.30% respectively. A third issue was made, distributed in two series, with terms of three and five years. These were placed at DTF TA + 2.09% and DTF TA + 2.40%. Payment is quarterly in arrears.

1st principal payment	:	Maturity in 2010 for 139,800,000,000 Colombian pesos.
Nominal interest rate	:	10.06% average annual rate
Interest payment	:	Quarterly.
Year-end interest is ThCh$ 168,150 in 2007, and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

2nd principal payment	:	Maturity in 2017 for 391,500,000,000 Colombian pesos.
Nominal interest rate	:	10.80°/o average annual interest rate
Interest payment	:	Quarterly.
Year-end interest is ThCh$ 503,344 in 2007, and it is presented in current liabilities.

3rd principal payment	:	Maturity in 2017 for 84,980,000 Colombian pesos and 33,720,000 Colombian pesos

Nominal interest rate	:	10.06% average annual interest rate
Nominal interest rate	:	10.94% average annual interest rate
Interest payment	:	Quarterly.
Year-end interest is ThCh$ 109,653 and ThCh$ 44,866 in 2007, respectively, and it is presented in current liabilities

1.7 Edesur S.A.
On October 5, 2004, under its medium-term certificate of indebtedness issue program, the Company issued negotiable bonds in Argentinean pesos for a total of ThUS$ 58,803 in two series — 18 month (class 5) and 3 years (class 6), respectively.

Issuer	:	Edesur S.A.
Issued securities	:	Negotiable bonds in Argentinean pesos.
Amount issued	:	ThUS$ 6,464.
Principal due	:	Maturity in 2007.
Nominal interest rate	:	10.41% average annual rate.
Interest payment	:	Quartely.
This issue has been redeemed through payment at December, 2007

Issuer	:	Edesur S.A.
Issued securities	:	Negotiable bonds in Argentinean pesos.
Amount issued	:	ThUS$ 52,339.
Principal due	:	Maturity in 2012.
Nominal interest rate	:	11.75% minimum annual nominal rate.
Interest payment	:	Quarterly.
1.8 Ampla Energía e Servicos S.A.
On March 1, 2005, the Company issued bonds in reales for a total amount of R$ 400,000,000 in two series.

First Series
Issuer	:	Ampla Energía e Servicos S.A.
Issued securities	:	Negotiable bonds in Brazilian reales.
Amount issued	:	R$ 290,000,000.
Principal due	:	Maturity in 2008.
Nominal interest rate	:	CDI + 1.2% per annum
Interest payment	:	Semi-annual.
Principal due	:	Maturity in 2008.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Second Series
Issuer	:	Ampla Energía e Servicos S.A.
Issued securities	:	Negotiable bonds in Brazilian reales.
Amount issued	:	R$ 110,000,000.
Principal due	:	Maturity in 2010.
Nominal interest rate	:	IGP - M + 11.4% per annum
Interest payment	:	Annual.
Principal due	:	Maturity in 2010
On August 1, 2006, the Company issued bonds in reales for R$ 370,000,000.00 in a single series.

Issuer	:	Ampla Energía e Servicos S.A.
Issued securities	:	Negotiable bonds in Brazilian reales.
Amount issued	:	R$ 370,000,000.
Principal due	:	Maturity in 2012
Nominal interest rate	:	DI + 0.85% per annum
Interest payment	:	Semi-annual.
1.9 Endesa Chile Individual
Our subsidiary Endesa Chile currently has two outstanding public bond issues on the domestic market on the following dates:
•	On August 9, 2001, it registered the fourth bond issue of U.F. 7,500,000 under No.264; this was totally placed at December 31, 2001.

Series E-1 and E-2 were totally redeemed through payment at July 31, 2006.

•	On November 26, 2002, it registered the fifth bond issue of U.F. 8,000,000 under Nos. 317 and 318 and then amended it on October 2, 2003; this issue was totally placed at December 31, 2003.

•	On April 15, 2007, it redeemed series G for U.F. 4,000,0000 (U.F. = Inflation index-linked unit of account) in advance, refinancing it by placing series K for the same amount; both series were registered under No.318 of November 26, 2002.
Risk rating of the last two bond issues is as follows at the date of these financial statements is as follows:

Category

• Feller-Rate Clasificadora de Riesgo Ltda.	AA-
• Comisión Clasificadora de Riesgo	A+
• Fitch Chile Clasificadora de Riesgo Ltda.	AA-

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Issuance Terms

Fourth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Bearer bonds in local currency, denominated in Unidades de Fomento (UF-Inflation Index-linked Units of Account)
Issuance Value (1)	:	Up to seven and a half million (UF 7,500,000) divided into:
Series F: 150 bonds at UF 10,000 each.
Adjustment base	:	Variation in the UF
Amortization period	:	Series F: August 1, 2022.
Early redemption	:	Beginning February 1, 2012.
Nominal interest rate	:	6.20% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the Unidad de fomento. The semi-annual interest rate will be 3.0534%.
Placement period	:	36 months from the registration date in the Chilean Securities Register of the Superintendence of Securities and Insurance
Security	:	There is no specific security, other than the general security of all the issuer’s properties
Interest payment	:	Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at year end is ThCh$ 748,944
(ThCh$ 751,639 in 2006) and it is presented in current liabilities.

Fifth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Dematerialized bearer bonds in local currency, expressed in Unidades de Fomento (UF-Inflation Index-linked Units of Account)
Amount of issue	:	Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
	•	Series H: 4,000 bonds U.F. 1,000 each.
	•	Series K: 4,000 bonds U.F. 1,000 each.
Adjustment base	:	Variation in Unidad de Fomento.
Amortization period	:	Series H: Semi-annually and successively as of April 15, 2010. Series K: As of April 15, 2027.
Early redemption	:	Only for series K bonds, as of October 16, 2011.
Nominal interest rate	:	Series K: 3.8% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be applied every six months will be 1.8823%.
	:	Series H: 6.2% per year, compounded every six months and effective on the principal not fully paid adjusted by the value of the Unidad de Fomento. The interest rate to be paid every six months will be 3.0534%.
Placement deadline	:	36 months as of date of registration in Securities Register of the Superintendence of Securities and Insurance.
Security	:	No specific security, except for general security of all the issuer’s properties.
Interest payment	:	Interest will be paid semi-annually, due on April 15 and October 15 of each year starting from April 15, 2007. Interest accrued at year-end is
ThCh$ 1,614,187 (ThCh$ 1,780,681 in 2006) an it is presented in current liabilities.
a.2 The Company has issued and placed four public offerings of bonds in the international market as follows:
The risk ratings of these bond issues at the date of these financial statements are as follows:

Rating entity	Category

• Standard & Poor’s	BBB
• Moodys Investors Services	Baa3
• Fitch	BBB

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

First Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$ (Yankee bonds) in the US market.
Issuance Value	:	Six hundred and fifty million US Dollars (US$ 650,000,000) divided into:
Series 1: US$ 230,000,000
Series 2: US$ 220,000,000
Series 3: US$ 200,000,000
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Amortization period	:	Series 1 matures on February 1, 2027: Series 2 matures on February 1, 2037 (Put Option on February 1, 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Series 3 matures on February 1, 2097.
Nominal interest rate	:	Series 1: 7.88% annually
Series 2: 7.33% annually
Series 3: 8.13% annually
Interest Payments	:	Interest will be paid semi-annually on February 1 and August 1 every year, starting January 27, 1997. Accrued interest at year end is ThCh$ 10,450,735 (ThCh$ 12,025,990 in 2006), and it is presented in current liabilities.

Second Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$ (Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$ 400,000,000)
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on July 15, 2008
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payment	:	Interest will be paid semi-annually on January 15 and July 15 of each year, starting January 15, 1999. Accrued interest at year end is ThCh$ 7,059,978 (ThCh$ 8,124,138 in 2006), and it is presented in current liabilities.

Third Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Marketable bonds denominated in US$ (Yankee bonds) in the US market.
Issuance Value	:	Four hundred million US Dollars (US$ 400,000,000).
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.50% annually
Interest Payment	:	Interest will be paid semi-annually on October 1 and April 1 of each year, starting October 1, 1999. Accrued interest at year end is ThCh$ 4,223,565 (ThCh$ 4,860,188 in 2006), and it is presented in current liabilities.

Fourth Issue
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Electronic bonds expressed in US dollars on the American and European markets, under “Rule 144A” and “Regulation S”.
Amount of issue	:	Six hundred million US dollars (US$ 600,000,000) divided into:
Series August 1, 2013: US$ 400,000,000
Series August 1, 2015: US$ 200,000,000
Adjustment	:	Variation in US dollar.
Principal due	:	Series of US$ 400 millions total maturity on August 1, 2013.
	:	Series of US$ 200 millions total maturity on August 1, 2015.
Nominal interest rate	:	Series of US$ 400 millions 8.35% per year.
Series of US$ 400 millions 8.63% per year.
Payment of interest	:	Interest will be paid semi-annually on February 1 and August 1 each year starting from July 23, 2003. Interest accrued at year-end was ThCh$ 10,486,450 (ThCh$ 12,067,085 in 2006) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Repurchase of Cono Sur Bonds (former Endesa Chile Internacional)
Endesa Chile Internacional, 100% a subsidiary of Endesa Chile, made a tender offer in November 2001, for the total or partial purchase, in cash, of the first issue of the following bond series in US dollars (Yankee Bonds).
•	Series 1: US$ 230 million at 30 years, maturing in 2027.

•	Series 3: US$ 200 million at 100 years, maturing in 2097.
As a result of the offer which expired on November 21, 2001, series 1 and series 3 bonds, for ThUS$ 21,324 and
ThUS$ 134,828, respectively, were purchased, whose nominal values amounted to ThUS$ 24,119 and ThUS$ 159,584 for each series.
1.10 Subsidiaries of Endesa Chile
Edegel S.A. has made twenty eight bond issues as of December 31, 2007.
Current issues are as follows:
Terms of Issue

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in US$ (110,000 bonds).
Issuance value	:	One hundred and ten million US dollars (US$ 110,000,000)
Principal due	:	June 3, 2006, February 14, 2007, June 13, 2007, and November 21, 2005, respectively.
Nominal interest rate	:	8.75%, 8.41%, 8.75% and 8.44% per year
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$ 708,922 (ThCh$ 708,922), and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated Peruvian Soles (5,000 bonds).
Issuance Value	:	Twenty Five million Peruvian Soles (Peruvian Soles 25,000,000)
Capital amortization	:	Full expiration as of January 15, 2014.
Nominal interest rate	:	6.16% annually.
Interest Payments	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2007 amounts to ThCh$ 116,953 (ThCh$ 0 in 2006) and is shown under other current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at February 22, 2011
Nominal interest rate	:	5.91%
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 87,043 and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at June 21, 2022
Nominal interest rate	:	6.31%
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 6,541 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (8,000 bonds)
Amount issued	:	Eight million dollars (US$ 8,000,000)
Principal due	:	Total maturity at July 18, 2011
Nominal interest rate	:	5.97% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 106,769 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at July 3, 2019
Nominal interest rate	:	6.28% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 128,006 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (4,000 bonds)
Amount issued	:	Twenty five million soles (S/.20,000,000)
Principal due	:	Total maturity at August 31, 2014
Nominal interest rate	:	6.75% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 74,608 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at March 18, 2013
Nominal interest rate	:	6.50% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 77,084 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at May 21, 2013
Nominal interest rate	:	6.44% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 29,647 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at June 13, 2013
Nominal interest rate	:	6.63% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 13,730 and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in US dollars (10,000 bonds).
Amount issued	:	Ten million US dollars (US$ 10,000,000).
Principal due	:	Total maturity on January 26, 2009.
Nominal interest rate	:	3.75% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 79,710 (ThCh$ 91,724 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (6,000 bonds).
Amount issued	:	Thirty million new Peruvian soles (NS 30,000,000).
Principal due	:	Total maturity on February 27, 2008.
Nominal interest rate	:	5.88% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 99,840 (ThCh$ 107,702 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (4,000 bonds).
Amount issued	:	Twenty million new Peruvian soles (NS 20,000,000).
Principal due	:	Total maturity on June 18, 2008.
Nominal interest rate	:	8.5% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 9,395 (ThCh$ 10,980 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in US dollars (10,000 bonds).
Amount issued	:	Ten million US dollars (US$ 10,000,000).
Principal due	:	Total maturity on July 26, 2009.
Nominal interest rate	:	7,16% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$ 152,092 (ThCh$ 179,519 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (4,474 bonds)
Amount of issue	:	Twenty two million three hundred seventy thousand new Peruvian soles (NS22,370,000).
Principal due	:	Total maturity on March 10, 2008.
Nominal interest rate	:	6.00% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 67,995 (ThCh$ 73,350 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,140 bonds)
Amount of issue	:	Twenty five million seven hundred thousand new Peruvian soles (NS25,700,000).
Principal due	:	Total maturity on March 30, 2008.
Nominal interest rate	:	6.47%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 68,908 (ThCh$ 74,334 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (14,000 bonds)
Amount of issue	:	Seventy million new Peruvian soles (NS70,000,000).
Principal due	:	Total maturity on June 1, 2009.
Nominal interest rate	:	6.91%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 66,793 (ThCh$ 72,053 in 2006) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (7,000 bonds)
Amount of issue	:	Thirty five million new Peruvian soles (NS35,000,000).
Principal due	:	Total maturity on October 21, 2010.
Nominal interest rate	:	6.72%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 74,727 (ThCh$ 80,611 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in US dollars (20,000 bonds)
Amount of issue	:	Twenty million US dollars (US$ 20,000,000).
Principal due	:	Total maturity on November 18, 2012.
Nominal interest rate	:	6.06%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 70,289 (ThCh$ 80,884 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty Five million new Peruvian soles (NS25,000,000).
Principal due	:	Total maturity on October 20, 2013.
Nominal interest rate	:	6.47%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 52,135 (ThCh$ 56,240 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty five million new Peruvian soles (NS25,000,000).
Principal due	:	Total maturity on October 21, 2010.
Nominal interest rate	:	6.09%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 44,201 (ThCh$ 47,682 in 2006) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in Peruvian Soles (6,000 bonds)
Amount of issue	:	Twenty five million Peruvian Soles (S/. 30,000,000).
Principal due	:	Total maturity on November 27, 2011.
Nominal interest rate	:	6.16%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$ 28,069 (ThCh$ 30,279 in 2006) and it is presented in current liabilities.
Emgesa S.A. has made four bond issues as of December 31, 2007:

First Issue
Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance Value	:	$Col 530,000,000,000
Principal due	:	Maturities between 2004 and 2009 amounting to Col$ 316,744,675,710
Interest nominal rate	:	10,72% per year average rate
Interest payment	:	Interest will be paid on a quarterly and yearly basis. Accrued interest at year end is ThCh$ 1,861,351 (ThCh$ 1,602,445 in 2006) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)

Third Issue
Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 250,000,000,000
Principal due	:	Maturity at February 23, 2015.
Nominal interest rate	:	10.32%
Interest payment	:	Annual. Accrued interest at year end is ThCh$ 679,716 (ThCh$ 622,367 in 2006) and it is presented in current liabilities.

Fourth Issue
Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 170,000,000,000
Principal due	:	Maturity at February 20, 2017.
Nominal interest rate	:	10.84% per year
Interest payment	:	Interest will be paid annually. Accrued interest at year end is ThCh$ 3,921,727 and it is presented in current liabilities.
Emgesa S.A. (former Central Hidroeléctrica Betania S.A.) issued bond on November 11, 2004, completing the first issue.

First issue
Issuer	:	Central Hidroeléctrica Betania S.A. E.S.P.
Issued securities	:	Bonds in Colombian pesos.
Amount issued	:	400,000,000,000 Colombian pesos.
Principal due	:	Maturity between 2009 and 2011, for 400,000,000,000 Colombian pesos.
Nominal interest rate	:	11,29% per year
Interest payment	:	Quarterly. Interest accrued at year end is ThCh$ 1,494,929 (ThCh$ 1,504,943 in 2006) and it is presented in current liabilities.
Deduction of the bond placements of Enersis and subsidiaries has been deferred in the same period as the respective issues. The long-term deferred value at December 31, 2006 is ThCh$ 15,921,224 and ThCh$ 13,082,799 in 2007 and it is presented in Other Long Term Assets (Note 14). The balance for deductions in short term bond placements classified under Other current assets is ThCh$ 1,007,009 (ThCh$ 1,045,668 in 2006) (Note 9).

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 19. Accrued Expenses
(a)    Short-term accruals:
Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Bonus and other employee benefits	42,353,181	42,188,329
Litigation and other contingencies	12,826,438	11,202,426
Post-retirement benefits foreign subsidiaries	9,728,468	12,470,086
Post-retirement benefits local subsidiaries	1,192,086	1,162,643
Suppliers and services	17,151,569	15,744,703
Others	1,970,839	2,287,765

Total	85,222,581	85,055,952

(b)    Long-term accruals:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Post-retirement benefits-local subsidiaries	17,094,367	15,540,220
Employee and retired personnel benefits (Ampla-Coelce)	35,223,590	33,470,014
Severance indemnity (Note 20)	15,700,343	15,965,230
Legal, labor and tax contingencies (Ampla, Coelce and Cien)	179,286,307	160,444,874
Post-retirement benefits-foreign subsidiaries	77,071,460	70,361,582
Regulatory contingencies (Brazil)	23,369,570	30,828,546
Other	1,247,443	1,689,238

Total	348,993,080	328,299,704

In 2007, ThCh$ 1,734,841 (ThCh$ 1,115,428 in 2006) in uncollectible debts were written off.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 20.	Severance Indemnities
Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Opening balance as of January 1	14,445,331	15,700,343
Increase in accrual	3,647,409	2,097,948
Transfer to short-term	(200,093)	(238,664)
Payments during the period	(2,192,304)	(1,594,397)

Total	15,700,343	15,965,230

Note 21. Minority Interest
(a)	Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2006			As of December 31, 2007
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Soc. Agrícola Pastos Verdes Ltda.	75,051,973	45.00%	33,773,388	76,759,777	45.00%	34,541,899
Aguas Santiago Poniente S.A.	4,795,854	21.12%	1,013,103	4,856,358	21.12%	1,025,884
Ampla Energía e Servicios S.A.	517,566,929	8.07%	41,751,639	444,907,878	8.07%	35,890,302
Ampla Investimentos	43,824,715	8.07%	3,535,298	38,539,151	8.07%	3,108,917
Cam Argentina S.A.	341,390	0.001%	4	285,292	0.001%	4
Cam Brasil S.A.	3,550,857	0.0001%	5	—	—	—
Cam Colombia S.A.	3,184,278	0.001%	43	3,655,123	0.001%	2
Cam Perú S.A.	—	—	—	5,246,695	0.0001%	4
Central Hidroeléctrica Betania S.A.	363,482,619	0.01%	21,961	—	—	—
Chilectra S.A. (ex Elesur S.A.)	740,198,338	0.92%	6,734,658	759,014,600	0.92%	6,902,320
Cía. Peruana de Electricidad S.A.	22,932,626	49.00%	11,236,986	16,777,538	49.00%	8,220,993
Codensa S.A.	563,056,451	78.19%	440,227,954	445,351,089	78.19%	348,199,548
Companhia Energetica Do Ceara – Coelce	489,745,614	41.14%	201,465,843	413,535,909	41.14%	170,115,582
Compañía de Transmisión del Mercosur S.A.	11,888,281	0.01%	1,093	11,564,172	0.01%	1,012
Constructora y Proyectos Los Maitenes S.A.	(1,587,080)	45.00%	(722,131)	(1,522,263)	45.00%	(685,019)
Edegel S.A.	498,365,151	44.56%	222,058,918	407,048,817	44.56%	181,370,667
Edelnor S.A.	152,041,634	40.00%	60,816,654	111,739,732	40.00%	44,695,893
Edesur S.A.	492,345,362	34.11%	167,905,959	448,357,338	34.11%	152,928,429
Emgesa S.A.	664,042,954	76.55%	508,304,296	686,373,037	73.13%	501,937,249
Empresa Eléctrica Pangue S.A.	125,430,647	5.01%	6,291,852	118,093,601	5.01%	5,923,811
Endesa Chile	1,927,088,780	40.02%	771,203,118	1,884,226,640	40.02%	754,049,950
Endesa Argentina S.A.	42,737,894	0.01%	4,273	134,393,664	0.01%	13,439
Endesa Brasil S.A.	1,079,738,211	28.48%	307,536,005	948,146,991	28.48%	270,055,452
Endesa Cachoeira S.A.	355,072,779	0.39%	1,399,412	338,480,971	0.39%	1,334,021
Endesa Costanera S.A.	150,100,911	35.74%	53,638,422	119,304,734	30.23%	36,071,676
Generandes Perú S.A.	252,455,436	40.37%	101,913,786	206,672,674	40.37%	83,431,733
Hidroeléctrica El Chocón S.A.	202,116,934	34.81%	70,356,904	170,188,801	32.33%	55,015,232
Hidroinvest S.A.	82,180,015	30.07%	24,711,531	103,672,237	3.91%	4,048,816
Inversiones Distrilima S.A.	84,486,888	31.61%	26,706,305	67,065,126	31.61%	21,199,286
Pehuenche S.A.	232,588,570	7.35%	17,095,261	259,455,281	7.35%	19,069,963
Soc. Agrícola de Cameros Ltda.	7,911,719	42.50%	3,362,481	7,764,663	42.50%	3,299,982
Túnel El Melón S.A.	(9,629,565)	0.05%	(4,815)	—	—	—

Total			3,082,340,206			2,741,767,047

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
(b)	Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2005			As of December 31, 2006			As of December 31, 2007
Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Soc. Agrícola Pastos Verdes Ltda.	(1,656,818)	45.00%	(745,569)	(5,272,789)	45.00%	(2,372,755)	(6,227,268)	45.00%	(2,802,271)
Aguas Santiago Poniente S.A.	93,566	45.00%	42,104	107,570	41.70%	44,858	(60,504)	21.12%	(12,781)
Ampla Energía e Servicios S.A.	8,866,946	37.50%	3,325,242	(27,002,236)	8.07%	(2,178,246)	(6,224,959)	8.07%	(502,162)
Ampla Investimentos	(1,507,291)	8.07%	(121,593)	(4,465,169)	8.07%	(360,201)	(2,588,340)	8.07%	(208,800)
Cam Argentina S.A.	136,583	0.00%	1	23,219	0.001%	—	11,380	0.001%	—
Cam Brasil S.A.	—	—	—	711,001	0.0001%	1	(17,725)	0.0002%	—
Cam Colombia S.A.	(914,349)	0.00%	(12)	(813,650)	0.001%	(11)	(887,942)	0.001%	(1)
Cam Perú S.A.	—	—	—	—	—	—	(1,205,347)	0.0001%	(1)
Capital de Energía S.A.	(21,247,487)	49.00%	(10,411,268)	—	—	—	—	—	—
Central Hidroeléctrica Betania S.A.	(2,663,802)	14.38%	(382,997)	(1,088,685)	0.01%	(66)	—	—	—
Chilectra S.A. (ex Elesur S.A.)	(85,400,916)	1.76%	(1,491,891)	(249,208,722)	0.92%	(1,418,260)	(122,314,926)	0.92%	(1,112,306)
Cía. Peruana de Electricidad S.A.	(2,989,681)	49.00%	(1,464,944)	(1,343,977)	49.00%	(658,549)	(1,501,954)	49.00%	(735,957)
Codensa S.A.	(73,240,681)	78.19%	(57,263,522)	(93,599,914)	78.19%	(73,181,470)	(67,811,187)	78.19%	(53,018,451)
Compañía de Transmisión del Mercosur S.A.	229,182	0.02%	217	(2,085,994)	0.01%	(363)	(1,233,106)	0.01%	(62)
Companhia Energetica Do Ceara - Coelce	(14,592,179)	40.96%	(5,976,760)	(78,209,142)	41.14%	(32,172,765)	(43,167,349)	41.14%	(17,757,682)
Constructora y Proyectos Los Maitenes S.A.	459,738	45.00%	206,882	(311,091)	45.00%	(139,991)	(82,471)	45.00%	(37,112)
Edegel S.A.	(37,855,704)	36.44%	(13,796,057)	(9,277,188)	44.56%	(4,133,681)	(3,803,113)	44.56%	(1,694,571)
Edelnor S.A.	(19,779,365)	40.00%	(7,911,746)	(9,096,431)	40.00%	(3,638,572)	(10,711,550)	40.00%	(4,284,620)
Edesur S.A.	19,233,791	34.11%	6,559,475	25,121,561	34.11%	8,567,279	(20,503,003)	34.11%	(6,991,928)
Chilectra S.A.	4,886,905	0.001%	53	—	—	—	—	—	—
Emgesa S.A.	(44,287,702)	51.52%	(22,815,651)	(67,282,159)	76.55%	(51,502,407)	(51,012,220)	73.13%	(46,295,004)
Empresa Eléctrica Pangue S.A.	(21,247,201)	5.02%	(1,065,802)	(41,830,532)	5.01%	(2,098,303)	(34,138,191)	5.01%	(1,712,440)
Endesa Chile	(121,304,086)	40.02%	(48,544,773)	(203,567,376)	40.02%	(81,465,783)	(192,439,270)	40.02%	(77,012,403)
Endesa Argentina S.A.	10,435,679	0.01%	1,044	2,592,233	0.01%	259	(38,363,392)	0.01%	(3,836)
Endesa Brasil S.A.	(34,853,976)	28.48%	(9,927,270)	(99,049,397)	28.48%	(28,211,705)	(109,050,767)	28.48%	(31,060,324)
Endesa Cachoeira S.A.	(27,424,816)	0.39%	(108,086)	(37,239,907)	0.39%	(146,770)	(62,023,300)	0.39%	(244,446)
Endesa Costanera S.A.	11,866,291	35.74%	4,240,409	6,644,735	35.74%	2,374,489	11,134,854	30.23%	3,366,613
Generandes Perú S.A.	(32,011,576)	40.37%	(12,922,760)	(6,844,543)	40.37%	(2,763,074)	(3,514,474)	40.37%	(1,418,759)
Hidroeléctrica El Chocón S.A.	(2,833,523)	34.81%	(986,349)	(14,840,727)	34.81%	(5,166,057)	(8,814,829)	32.33%	(2,860,563)
Hidroinvest S.A.	131,228	30.07%	39,461	(7,174,042)	30.07%	(2,157,234)	(20,907,848)	3.91%	(1,058,126)
Inversiones Distrilima S.A.	(12,001,368)	31.61%	(3,793,633)	(5,209,454)	31.61%	(1,646,708)	(6,366,811)	31.61%	(2,012,549)
Investluz	(9,206,258)	13.68%	(1,259,115)	—	—	—	—	—	—
Inversiones Eléctricas Quillota S.A.	11,028,656	50.00%	5,514,328	—	—	—	—	—	—
Pehuenche S.A.	(65,995,226)	7.35%	(4,850,649)	(72,668,962)	7.35%	(5,341,169)	(138,741,293)	7.35%	(10,197,485)
Soc. Agrícola de Cameros Ltda.	71,316	42.50%	30,308	42,919	42.50%	18,241	147,055	42.50%	62,498
Túnel El Melón S.A.	1,958,659	0.05%	979	(1,896,959)	0.05%	(948)	—	—	—

Total			(185,879,944)			(289,749,961)			(259,605,529)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 22. Shareholders’ Equity
(a)	Paid capital
The Extraordinary General Meeting of Shareholders of Enersis held on March 31, 2003 approved a capital increase of about US$ 2,000 million. The issue was registered in the Securities Register on May 23, 2003 under No.686 for Ch$ 1,473,225,403,563 pesos, divided into 24,382,994,488 shares.
(b)	Dividends

Dividend	Payment	Historical	Type of
Number	Date	value ($)	dividend

73	March 2006	1.000	Final 2005
74	December 2006	1.110	Interim 2006
75	May 2007	4.890	Final 2006
76	December 2007	0.530	Interim 2007
(c)	Number of shares

	As of December 31,
	2005	2006	2007
	Shares	Shares	Shares

Capital stock authorized	32,651,166,465	32,651,166,465	32,651,166,465
(d)	Subscribed and paid in capital is as follows:

As of December 31,
2006	2007
ThCh$	ThCh$

2,594,015,458	2,594,015,458

(e)	Other reserves
Other reserves at December 31, 2007 are composed of the following:

	Initial balance		Final balance at
	at January 1,	Reserve for	December 31,
	2007	the period	2007
	ThCh$	ThCh$	ThCh$

Reserve for entities using remeasurement method	(34,751,311)	(7,702,898)	(42,454,209)
Reserve for accumulated conversion differences	(227,169,859)	(115,113,442)	(342,283,301)
Reserve for Technical Bulletin No. 72 (1)	5,941,534	(56,695,443)	(50,753,909)

Total	(255,979,636)	(179,511,783)	(435,491,419)

(1)	Decrease in other reserves in 2007 due to the merger of the Colombian subsidiaries Emgesa S.A. and Betania S.A. (see Note 11(f) vi).

In 2006, other reserves diminished owing to the corporate restructuring conducted by generation companies subject to common control in Colombia and Perú, which had a net effect of ThCh$ 3,844,972, offset by ThCh$ 3,019,541 (see Note 11 (g) iii-iv), offset by Th$ 3,019,591 resulting from the Chilectra S.A. merger.

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Detail of changes in the reserve for accumulated conversion differences is as follows:

	Initial				Final
	balance at	Reserve	Reserve for	Reserve for	balance at
	January 1, 2007	for assets	liabilities	the period	December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cumulative translation adjustment	(227,169,859)	(214,590,405)	99,476,963	(115,113,442)	(342,283,301)

Total	(227,169,859)	(214,590,405)	99,476,963	(115,113,442)	(342,283,301)

	Initial				Final
	balance at	Reserve	Reserve for	Reserve for	balance at
	January 1, 2006	for assets	liabilities	the period	December 31, 2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cumulative translation adjustment	(243,029,396)	20,117,934	(4,258,397)	(15,859,537)	(227,169,859)

Total	(243,029,396)	20,117,934	(4,258,397)	(15,859,537)	(227,169,859)

The detail of the accumulated conversion difference reserve is as follows:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Edesur S.A.	(38,958,027)	(62,330,178)
Distrilec Inversora S.A.	(28,443,644)	(39,343,811)
Inversiones Distrilima S.A.	(11,856,206)	(16,458,393)
Cía. Peruana de Electricidad S.A.	(1,463,576)	(2,856,029)
Ampla Energia e Servicios S.A.	(51,625,860)	(63,417,051)
Ampla Investimentos e Servicios S.A.	3,029,420	575,883
Endesa Brasil S.A.	(21,009,568)	(57,469,692)
Codensa S.A.	(42,000,881)	(56,108,490)
Investluz S.A.	(6,723,652)	(6,723,652)
Central Geradora Termelétrica Fortaleza S.A.	(6,901,247)	(6,901,247)
Synapsis de Colombia S.A.	(1,035,087)	(2,171,006)
Endesa Market Place, S.S.	427,380	427,380
Endesa Argentina S.A.	(2,945,926)	(6,911,186)
Ingendesa Do Brasil Ltda.	(149,567)	(249,213)
Endesa Costanera S.A.	(830,454)	(1,686,422)
Cía. Eléctrica Cono Sur S.A.	(13,218,257)	(17,361,846)
Emgesa S.A. E.S.P.	(24,799)	(890,605)
Endesa Chile Internacional S.A.	(3,439,908)	—
Gasatacama S.A.	—	(173)
Electrogas S.A.	—	(284)
Inversiones Electrogas S.A.	—	(408,128)
Hidroeléctrica El Chocón S.A.	—	107,804
Hidroinvest S.A.	—	(1,684,495)
Southern Cone Power Arg. S.A.	—	(397,162)
Synapsis Argentina Ltda.	—	(25,305)

Total	(227,169,859)	(342,283,301)

ENERSIS S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements — (Continued)
Note 23. Other Income and Expenses
a.	The detail of other non-operating income is as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment and materials	10,438,340	25,273,662	3,304,230
Gain on investments sales	—	—	3,077,984
Received compensations	5,014,788	—	—
Services — projects and inspections	2,015,215	541,928	212,788
Penalties charged to contractors and suppliers	3,380,790	3,356,397	4,465,481
CDEC-SING power settlement gain	8,264,845	9,708,919	6,884,768
Cost recoveries	3,722,310	5,328,007	9,156,815
Reversal of contingencies provision and other provisions	7,268,160	32,109,418	77,084,233
Index UFIR Brazilian subsidiaries	—	5,796,233	8,190,229
Effect of application of BT 64	21,911,220	12,558,699	39,426,083
Cemsa contract liquidation	—	—	8,144,524
Edesur’s tariff adjustment (1)	—	—	27,804,434
Indemnities and commissions	1,289,950	9,568,701	2,627,468
Dividend from investees	2,433,119	990,303	1,368,495
Other	7,548,212	8,441,211	7,579,965

Total	73,286,949	113,673,478	199,327,497

(1)	See Note 5 (1)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
b.	Other non-operating expenses are as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Loss on sale of fixed assets and materials	(7,764,875)	(1,999,747)	(1,172,300)
Obsolescence provision and write-off of fixed assets	(11,989,569)	(13,788,047)	(7,330,758)
Effect of application of BT 64 (1)	(49,182,176)	(50,645,523)	(192,035,740)
Contingencies and litigation	(38,782,998)	(36,791,894)	(60,680,663)
SIC power settlement loss	(9,334,646)	(11,300,155)	(8,505,833)
Pension plan expense	(3,519,305)	(4,630,499)	(6,375,473)
Index UFIR Brazilian subsidiaries	(3,400,489)	(3,504,739)	(2,225,761)
Penalties and fines	(8,192,358)	(22,556,529)	(17,556,721)
Other taxes Colombia	(7,326,590)	(5,318,897)	(23,894,975)
Other taxes Argentina and Brazil	(11,181,753)	(9,845,648)	(9,202,124)
Other taxes Peru	(1,091,773)	(3,452,989)	(1,010,684)
Energy efficiency Brazilian subsidiaries	—	(13,151,051)	(1,231,974)
Write-off of Copel and other contracts (Brazil)	—	(32,776,508)	—
Other	(15,790,934)	(15,000,424)	(17,493,124)

Total	(173,337,268)	(224,762,650)	(348,716,130)

(1)	These amounts correspond to the net adjustments related to the translation of financial statements of foreign affiliates from the respective local country currency to US Dollars.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
Note 24. Price-level Restatement
The (charge) credit to income for price-level restatement is as follows:

		Year ended December 31,
	Index	2005	2006	2007
		ThCh$	ThCh$	ThCh$
Assets

Inventory	I.P.C.	2,687,219	2,566,657	4,977,957
Current assets	I.P.C.	11,547,225	9,786,684	14,991,941
	U.F.	485,461	498,012	180,547
Property, plant and equipment	I.P.C.	89,972,923	51,988,282	186,012,200
Accounts receivable from subsidiaries	I.P.C.	4,149,796	1,960,997	4,986,582
Investment in subsidiaries	I.P.C.	7,558,264	2,230,396	8,529,791
Amortization of goodwill	I.P.C.	26,577,117	14,912,576	44,564,484
Other assets	I.P.C.	129,043,050	57,653,769	205,424,618
	U.F.	6,777,916	5,130,963	16,160,075
Price-level restatement of the income statement	I.P.C.	1,455,413	11,625,079	73,361,895

Net credits — assets		280,254,384	158,353,415	559,190,090

Liabilities and Shareholders’ equity

Shareholders equity	I.P.C.	(100,474,054)	(57,748,451)	(201,482,240)
Current and long-term liabilities	I.P.C.	(109,615,299)	(46,017,162)	(161,207,878)
	U.F.	(39,960,139)	(21,916,955)	(58,703,888)
Minority interest	I.P.C.	(24,526,720)	(14,425,570)	(51,133,776)
Accounts payable to subsidiaries	I.P.C.	(900,903)	(369,663)	(1,363,468)
Non-monetary liabilities	U.F.	(72,387)	—	—
Price-level restatement of the income statement	I.P.C.	(10,127,324)	(16,568,770)	(96,102,412)

Net charge-liabilities and shareholders’ equity accounts		(285,676,826)	(157,046,571)	(569,993,662)

Net credits (charge) to income		(5,422,442)	1,306,844	(10,803,572)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
Note 25. Exchange Differences
The (charge) credit to income for foreign currency translation is as follows:

		Year ended December, 31
	Currency	2005	2006	2007
		ThCh$	ThCh$	ThCh$
Assets

Cash	US$	2,217,126	458,360	79,481
	Other	(252,114)	(2,767)	(49,732)
Time deposits	US$	(1,032,316)	78,362	(5,492)
Marketable securities	US$	(24,199)	74,670	(14,913)
	Other	—	12,457	(277,529)
Accounts receivable, net	US$	(804,992)	270,592	(2,101,944)
	Other	(24,054)	(9,730)	—
Prepaid expenses	US$	—	616	—
Other current assets	US$	(7,125,945)	267,803	(2,208,995)
	Other	(24,631)	(2,655)	(881)
Amounts due from related companies	US$	(168,015)	1,801,168	(16,214,178)

Non-current assets
Long-term receivables	US$	(3,073,885)	6,682,910	10,472,598
Amounts due from related companies	US$	(13,380,594)	—	—
Other assets	US$	(25,328,078)	224,869	—
Forward contracts and swaps	US$	—	23,660	(4,697,085)

Total gain (loss)		(49,021,697)	9,880,315	(15,018,670)

Liabilities

Short-term debt due to banks and financial institutions	US$	5,446	(25,040)	99,722
Current portion of long-term debt due to banks and financial institutions	US$	(3,486,004)	21,580	1,480,231
	Yen	(55,078)	—	—
	Other	(33,210)	—	—
Current portion of bonds payable	Euro	1,358	—	—
Current portion of bonds payable	US$	10,685,875	(1,895,142)	1,999,966
Current portion of notes payable	US$	(535,298)	—	—
Accounts payable	US$	(2,015,036)	(204,866)	634,672
	Other	129	1,989	(12,747)
Dividends payable	US$	—	—	(347,933)
	Other			24,999
Miscellaneous payables	US$	(10,754)	(170,399)	856,623
Accrued expenses	US$	22,042	(5,829)	—
	Other	17,414	—	—
Deferred income	US$	1,356,515	(588,811)	(188)
Other current liabilities	US$	3,693	(11,824)	(6,549)
Dividends payable	US$	—	—	—
Amounts due to related companies	US$	57	—	—

Long-term liabilities
Due to banks and financial institutions	US$	16,858,508	344,702	11,865,032
	Yen	70,636	—	—
	Euro	5,789	—	—
Notes payable	Other	45,214	—	—
Bonds payable	US$	20,810,444	(1,114,871)	2,676,818
Accounts payable	US$	3,361,878	—	1,556,418
Other long-term liabilities	US$	(255,957)	(510,057)	978,085
Forward	US$	(4,676,597)	—	—

Total gain (loss)		42,177,064	(4,158,568)	21,805,149

Exchange difference		(6,844,633)	5,721,747	6,786,479

Note 26. Extraordinary Items
There are no extraordinary items as of 2005, 2006 and 2007.
Note 27. Debt issuance costs
Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31
	2006	2007
	ThCh$	ThCh$

Bank commissions	537,063	—

Total	537,063	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
Note 28. Cash flow statement
(a)	Other disbursements for financing:

	As of December 31
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Commissions on debt refinancing	—	(636,449)	—
Forward contract payments	(17,839,280)	(6,628,444)	(576,888)
Reimbursable contributions	(1,154,451)	(508,124)	(787,571)
Others	(16,455)	(49,625)	(16,338)

Total	(19,010,186)	(7,822,642)	(1,380,797)

(b)	Other receipts from investments:

	As of December 31
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Receipts from loans granted to former subsidiary	2,262,691	583,012	—
Margin call premiums	—	435,556	—
Capital reduction in Compañía Eléctrica de Bogotá S.A.	5,515,992	490,175	—
Sale of participation in Gas Atacama to Southern Cross (1)	—	—	43,172,429
Others	—	545,163	930,568

Total	7,778,683	2,053,906	44,102,997

(c)	Other investment disbursements:

	As of December 31
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Payments associated with derivative contracts	—	(11,642,495)	—
Payment Deutsche Bank Margin Call	—	—	(22,368,439)
Intangible assets	(3,136,265)	(1,285,594)	(1,245,930)
Purchase of participation in Gas Atacama from CMS (1)	—	—	(43,342,838)
License software	—	—	(2,771,517)
Other	—	(544,248)	(2,631,300)

Total	(3,136,265)	(13,472,337)	(72,360,024)

(1)	On June 30, 2007, Endesa Chile notified CMS Enterprises Company (the entity controlling 50% of Inversiones Gas Atacama Holding and subsidiaries) of its decision to exercise its right of first offer to purchase the interest held by CMS Enterprises Company in Inversiones Gas Atacama Holding for US$ 80 million. Included in this amount was the purchase of a sponser loan that CMS had grants to Inversiones Gas Atacama Holding and its subsidiaries.
On the same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III L.P. (“Southern Cross”) subscribed a sale and purchase agreement for 50% of Endesa Chile’s participation in Inversiones Gas Atacama Holding S.A. and its subsidiaries and in its sponsor loans to Southern Cross for the amount of US$ 80 million.

Endesa Chile, by exercising its right of first offer to purchase from CMS and selling this participation on the same date and in a linked transaction to Southern Cross acted as an agent and thus did not record any gains or losses related to the sale and purchase of the participation.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
Note 29. Financial Derivatives
As of December 31, 2007 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

				Description of contracts
					Purchase			Amount	Accounts
Type	Type	Nominal	Date of		sale			Hedged	Assets / Liabilities		Income
Derivative	Contract	Amount	Maturity	Item	position	Hedged Item	Amount	item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

S	CCTE	15,000,000	III quarter 11	Interest rate	P	Bank obligations	7,453,350	7,453,350	Other assets l/t	64,067	—	(1,450)
S	CCTE	84,100,000	IV quarter 12	Interest rate	P	Bank obligations	41,788,449	41,788,449	Other liabilities l/t	(715,522)	278,258	(715,522)
S	CCTE	27,810,797	II quarter 14	Interest rate	P	Bonds	13,818,907	14,264,980	Other assets l/t	646,954	415,276	7,566
S	CCTE	19,615,085	IV quarter 15	Interest rate	P	Bank obligations	9,746,540	9,746,540	Other liabilities s/t	(462,433)	—	(462,433)
S	CCTE	13,313,609	II quarter 08	Exchange rate	P	Bank obligations	6,615,399	6,615,399	Other liabilities s/t	(1,520,230)	—	(1,520,230)
S	CCTE	45,502,728	III quarter 08	Exchange rate	P	Bank obligations	22,609,851	22,609,851	Other liabilities s/t	(3,212,183)	—	(3,212,183)
S	CCTE	125,000,000	III quarter 08	Exchange rate	P	Bonds	62,111,250	62,111,250	Other liabilities s/t	(3,877,756)	(119,440)	(4,645,735)
S	CCTE	1,062,000	IV quarter 08	Exchange rate	P	Bank obligations	527,697	527,697	Other liabilities s/t	(626,901)	—	(626,901)
S	CCTE	41,666,667	II quarter 12	Exchange rate	P	Bank obligations	20,703,750	20,703,750	Other liabilities l/t	(8,856,504)	—	(8,856,504)
S	CCTE	350,000,000	I quarter 14	Exchange rate	P	Bonds	173,911,500	173,911,500	Other liabilities l/t	(105,889,080)	(1,345,816)	(228,878)
S	CCTE	22,398,035	IV quarter 15	Exchange rate	P	Bank obligations	11,129,360	11,129,360	Other liabilities s/t	(3,100,150)	—	(3,100,150)
S	CCTE	250,000,000	IV quarter 16	Exchange rate	P	Bonds	124,222,500	124,222,500	Other liabilities l/t	(86,963,364)	(1,870,943)	(1,845,129)
OE	CCTE	100,000,000	IV quarter 08	Interest rate	P	Bank obligations	49,689,000	49,689,000	Other liabilities s/t	(109,386)	—	—
OE	CCTE	50,000,000	IV quarter 09	Interest rate	P	Bank obligations	24,844,500	24,844,500	Other liabilities s/t	(279,191)	—	—
OE	CCTE	40,000,000	III quarter 10	Interest rate	P/S	Bank obligations	19,875,600	19,875,600	Other liab.l/t-Other assets l/t	(410,586)	—	—
OE	CCTE	60,000,000	III quarter 09	Interest rate	P/S	Bank obligations	29,813,400	29,813,400	Other liab.l/t-Other assets l/t	(279,291)	—	—
FR	CCTE	24,000,000	III quarter 07	Exchange rate	P	Bank obligations	—	—	Other liabilities s/t	—	(262,700)	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)
Note 30. Commitments and Contingencies
Collateral held by third parties:

			Committed assets			Balance payable of related debt			Release of
		Type			Book value	at December 31.			guarantees
Guarantee	Subsidiary	guarantee	Type	Currency	of collateral	Currency	2007	2006	2008

Creditors banks	Pangue S.A.	Mortgage and pledge	Real estate, properties	ThCh$	97,970,495	ThCh$	2,267,573	4,729,610	—
Sociedad de Energía de la República Argentina	Endesa Argentina - Endesa Costanera S.A.	Pledge	Shares	ThCh$	61,957,977	ThCh$	6,981,239	9,779,802	—
Mitsubishi	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	75,093,649	ThCh$	34,039,097	32,359,706	—
Credit Suisse First Boston	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	26,627,410	ThCh$	19,875,600	22,871,474	—
Other creditors	Endesa Chile	Bank bond		ThCh$	—	ThCh$	3,024,438	6,025,483	—
Other creditors	Edegel S.A.	Pledge	Real estate, properties	ThCh$	121,287,624	ThCh$	52,634,012	90,536,732	—
Deutsche Bank	Enersis S.A.	Deposits accounts	Deposits accounts	ThCh$	25,291,701	ThCh$	52,542,585	42,332,013	—
Other creditors	Ampla S.A.	Pledge over collections and others		ThCh$	25,711,300	ThCh$	134,723,938	26,284,050	—
Other creditors	Coelce S.A.	Pledge over collections and others		ThCh$	6,420,434	ThCh$	60,995,368	84,079,749	—
International Finance Corporation	CGT Fortaleza S.A.	Mortgage and pledge	Real estate, properties	ThCh$	231,150,771	ThCh$	56,637,549	70,068,426	—
Bndes	Cachoeira Dourada S.A.	Pledge		ThCh$	785,764	ThCh$	617,150	3,877,832	—
Guarantees of subsidiary obligations (1):

			Committed assets		Balance payable of related debt
		Type		Book value	as of December 31.			Release of guarantees
Guarantee	Subsidiary	guarantee	Type	of collateral	Currency	2007	2006	2007	2008	2009	2010

2nd civil court of Quillota	Cía. Eléctrica San Isidro	Guarantees	ThCh$	10,000	ThCh$	10,000	10,740	—	10,000	—	—
Vestas Eólicas S.A.U.	Endesa Eco S.A.	Guarantees	ThCh$	7,468,361	ThCh$	7,468,361	7,704,323	—	7,468,361	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Guarantees	ThCh$	2,047,648	ThCh$	2,047,648	7,068,876	—	2,047,648	—	—
Cédulas de crédito bancario	Cien	Guarantees	ThCh$	168,313,537	ThCh$	168,313,537	160,463,977	—	—	—	—

(1)	Unless otherwise stated, the guarantees in the table “Guarantees of Subsidiary Obligations” were provided by a subsidiary of the Company (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

a.	Litigation and other legal actions
Enersis S.A.

Plaintiff	:	Enersis S.A., Chilectra S.A., Empresa Nacional de Electricidad S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	(CIADI Case ARB/03/21)
Compensation for losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation of the power distribution concessionaire Edesur S.A. on the grounds of violation of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$ 1 = $1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made.
Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI) jurisdiction was requested.
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
In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur S.A. and its shareholders. Such requirement would cause Enersis S.A. to suspend the international arbitration started on April 25, 2003 with the CIADI.
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
ENRE Resolution 50/2007, of January 30, 2007, published in the Official Gazette on February 5, 2007, proceeded to comply with certain stipulations of the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, approving the amounts of the new Edesur Rate Table that reflects the increases in cost provided for in the Transition Rate Regimen, and issuing certain rules governing predictions contained in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. In particular, with regard to its most important effects, the ENRE adopted the following decisions among others: 1. Approval of the new Rate Table reflecting the Transition Rate Regimen: ENRE approved the amounts of Edesur’s Rate Table leading to the Transition Rate Regimen provided for in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy and, therefore implements the increase of 23% above typical distribution costs (which does not affect T1R1 and T1R2 rates), above connection costs and above service restoration costs incurred by Edesur, as well as also the additional average increase of 5% above the above typical distribution costs earmarked for executing a works plan. 2. Date of application of the new Rate Table reflecting the Transition Rate Regimen: ENRE Resolution 50/2007 decreed application of the above new Rate Table starting from the invoicing of the consumption recorded after zero hours of February 1, 2007. 3. Cost Monitoring Mechanism: ENRE Resolution No. 50/2007 stipulated application of a positive variation of 9.962% of the Cost Monitoring Mechanism Indices to the service costs, with such application being made starting from May 1, 2006 (on which date the first six-month period after November 1, 2005 for review of the prices provided for in the MMC ended). For invoicing the amounts of such variation, the Resolution also stipulated that it should be broken down and charged in 55 installments. The plaintiffs petitioned the court to extend the stay of the proceedings for a further 12 month period. In this regard, on March 9, the Court issued Resolution SE No. 433/2007 whereby the Minister of Energy extended the Contractual Transition Period, provided for in the Heads of Agreement, to the date on which the rate table resulting from the Full Rate Annulment comes into force, which is February 1, 2008. The Resolution also indicated that the stay of actions provided for in the Heads of Agreement was extended through to the time when the above rate table comes into force, when actions could be taken again always provided that Edesur S.A. had fulfilled certain obligations. On August 1, 2007, the Court decided to maintain the stay through January 8, 2008, at the request of the parties. Once this period has transpired, the Court will ask the parties to report the situation of the process of negotiation as per the Heads of Agreement. Once notified of the above, the Court will issue a decision as to whether the proceedings should continue or not.
Amount US$ 574,739,550

Plaintiff	:	Omaira Cely Vargas and Rosa Elvira Viracachá Tunarosa, through lawyer Martha Teresa Briceño de Valencia
Demanded	:	Cámara de Comercio de Bogotá, Mr. Alvaro Pérez (liquidator of Luz de Bogotá), Endesa Internacional S.A., Enersis S.A., Agencia Islas Cayman, Chilectra S.A., Agencia Islas Caymán y Enersis Internacional (shareholders of Luz de Bogotá)
Tribunal	:	Third Civil Court of Bogota Circuit
Case/Identification	:	Case file No. 2006-0315
On July 15, 2004, Mr. Alvaro Pérez Uz (linked to the Endesa, S.A:Group), liquidator of Luz de Bogotá S.A., registered minutes No. 26 of July 9, 2004, containing the final winding up count, in the Bogotá Chamber of Commerce. Payment for such registration was Col$ 48,000. The remainder that was distributed to the partners amounted to Col$ 1,764,208,721,394, which is the sum, according to the plaintiffs, making up the base to which 0.7% to be paid to the Department of Cundinamarca, should be applied, according to Ordinance 24 of 1997 and articles 226, 229 and 230 of Law 223 of 1995. The Chamber initially rejected the registration so that the liquidator should include the distribution of the surplus as a document with no value. Based on articles 89, 218 and 431 of the Commercial Code, the liquidator stated that the liquidation minutes did not need to state the amounts of the surplus. The Chamber accepted the argument and registered the minutes. According to the plaintiffs, the Department of Cundinamarca lost Col$ 12,349,461,050 as a result. Consequently, the plaintiff petitions for the Chamber to be ordered to pay that amount, plus penalty interest, plus a penalty of 160% for inaccurate declaration, plus 15% for the tax not paid as an incentive in affairs involving administrative morality. Mrs. Martha Teresa Briceño de Valencia bought the litigation rights of Mrs. Omayra Cely and Rosa Elvira Viracachá Tunarosa, who filed the original lawsuit, for Col$ 10 million.

Process status: Process is in the petition and defense stage. All defendants submitted pleas for the defense. The case file was received by the Judge of the Third Civil Court of the Bogota Circuit with the pleas for the defense, the intervention of the Department of Cundinamarca and a petition for the precautionary measures petitioned by the Chamber of Commerce (Embargo of Enersis Agencia Islas Cayman and Chilectra Agencia Islas Cayman shares in Codensa) to be resolved. The Judge then refused the precautionary measures, so the Governor’s Office of Cundinamarca and the Chamber of Commerce filed an appeal for reconsideration of judgment and, failing that, an appeal to a higher court for reversal. The judge did not reconsider and sent the proceeding involving the precautionary measures to the Court of Appeal. A date was set for the agreement hearing, which is a procedure whereby the parties must propose formulas to reach an agreement. In parallel fashion, for the same concept, the Municipal Treasure has prepared a Liquidation Report on the Bogota Chamber of Commerce, which will probable lead to a proceeding related to an action under administrative law, where Endesa Internacional, Enersis Agencia and Chilectra Agencia could be included as defendants.
Amount Col$ 61.36 billion — US$ 30 million

Plaintiff	:	Internal Revenue Service
Defendant	:	Enersis S.A.
Court	:	Tax Court
Case/Identification	:	10.825-07RR
On April 28, 2007, Enersis S.A. was notified of Summons No. 21 of 2007 by the Internal Revenue Service, whereby this Agency requests that the Income Tax returns filed for business years 2003 and 2004 should be clarified, amended or confirmed. The above Summons refers to several operations performed in those years. On June 28, 2007, the Summons was answered.
Process Status: On July 31, 2007, the Internal Revenue Service notified Enersis S.A. of Resolution 151, whereby it accepted Enersis S.A.’s answer to several points in the summons while maintaining its position with regard to others. The Internal Revenue Service was requested to submit the points of disagreement to an Administrative Reconsideration with the alternative of an appeal. On December 6, 2007, Enersis S.A. was notified that the resolution held the appeal to have been filed and a report had been requested from the tax inspector.
Amount ThCh$ 42,517 — US$ 85.57 million
Chilectra S.A.

Plaintiff	:	Enersis S.A., Elesur S.A. (now Chilectra S.A.), Empresa Nacional de Electricidad S.A.
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	CIADI Case ARB/03/21
Compensation of losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation in the power distribution concessionaire Edesur S.A. on the grounds of non-fulfillment of the Investment Protection and Promotion Agreement entered into by the Republics of Chile, and Argentina and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur S.A. and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$ 1 = $ 1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In the practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur S.A. has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made. Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the CIADI jurisdiction was requested.

On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place. The court decided to accept the re-complaint and re-answer of the parties, setting a brief term for them, with which the parties complied.
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
On March 28, 2006, the court ordered the suspension of the proceedings for a term of 12 months, after which it will call on the parties to report on the status of the negotiation conducted in accordance with the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. Subsequently, the court will decide whether or not the proceedings should continue. The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, after being approved by the Congress of the Argentine Nation, were ratified by the Executive National Argentine Power through decree 1959 of 2006, published on the Official Gazette on January 8, 2007, and now only their regulation by the ENRE is pending
ENRE Resolution 50/2007, of January 30, 2007, published in the Official Gazette on February 5, 2007, proceeded to comply with certain stipulations of the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, approving the amounts of the new Edesur Rate Table that reflects the increases in cost provided for in the Transition Rate Regimen, and issuing certain rules governing predictions contained in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. In particular, with regard to its most important effects, the ENRE adopted the following decisions among others: 1. Approval of the new Rate Table reflecting the Transition Rate Regimen: ENRE approved the amounts of Edesur’s Rate Table leading to the Transition Rate Regimen provided for in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy and, therefore implements the increase of 23% above typical distribution costs (which does not affect T1R1 and T1R2 rates), above connection costs and above service restoration costs incurred by Edesur, as well as also the additional average increase of 5% above the above typical distribution costs earmarked for executing a works plan. 2. Date of application of the new Rate Table reflecting the Transition Rate Regimen: ENRE Resolution 50/2007 decreed application of the above new Rate Table starting from the invoicing of the consumption recorded after zero hours of February 1, 2007. 3. Cost Monitoring Mechanism: ENRE Resolution No. 50/2007 stipulated application of a positive variation of 9.962% of the Cost Monitoring Mechanism Indices to the service costs, with such application being made starting from May 1, 2006 (on which date the first six-month period after November 1, 2005 for review of the prices provided for in the MMC ended). For invoicing the amounts of such variation, the Resolution also stipulated that it should be broken down and charged in 55 installments. The plaintiffs petitioned the court to extend the stay of the proceedings for a further 12 month period. In this regard, on March 9, the Court issued Resolution SE No. 433/2007 whereby the Minister of Energy extended the Contractual Transition Period, provided for in the Heads of Agreement, to the date on which the rate table resulting from the Full Rate Annulment comes into force, which is February 1, 2008. The Resolution also indicated that the stay of actions provided for in the Heads of Agreement was extended through to the time when the above rate table comes into force, when actions could be taken again always provided that Edesur S.A. had fulfilled certain obligations. On August 1, 2007, the Court decided to maintain the stay through January 8, 2008, at the request of the parties. Once this period has transpired, the Court will ask the parties to report the situation of the process of negotiation as per the Heads of Agreement. Once notified of the above, the Court will issue a decision as to whether the proceedings should continue or not.
Amount US$ 722,969,910

Plaintiff	:	Gladys Calderón Rojas
Defendant	:	Chilectra S.A.
Court	:	19th Civil Court of Santiago
Case/Identification	:	Case No. 5540-2000
Mrs. Gladys Calderón Rojas filed a claim against the appraisal by a Committee of Good Men setting the easement for Chilectra S.A. on the plaintiff’s property in Quilicura at 54 million Chilean pesos.
Process status: On July 19, the definitive appealable judgment, ordering payment to the plaintiff of 118,590 Unidades de Fomento (inflation index-linked units of account) for the easement for Chilectra S.A. on her property, was notified. Whereas clause 36 of the ruling states that, as provided for in article 68 of Statutory Decree 1 of 1982 of the Ministry of Mines, compensation should only be paid for the concepts listed, that is to say, land occupied by the towers; strip of land; protection strip; indirect influence strip; damage caused by use of access roads to the property; and reduction of the buildable surface area as a result of the easements. On July 31, an appeal for annulment on the form and appeal to a higher court for reversal, thereby challenging the resolution since the court of the first instance included aspects that should not be compensated according the aforementioned legislation. On December 20, the remedy of annulment filed by Chilectra’s defense was rejected and, therefore, the case will be heard only with a devolutive effect.
Amount 152,533 Unidades de Fomento (Inflation index-linked units of account). — US$ 6.0 million

Plaintiff	:	Municipality of Pedro Aguirre Cerda
Defendant	:	Chilectra S.A.
Court	:	1st Civil Court of San Miguel.
Case/Identification	:	15.050-2006.
The municipality filed a claim for declaring, calculating and paying compensation and rentals because, according to its petition, the more than 10,000 lampposts in Pedro Aguirre Cerda belong to or are in the public domain or are municipal property.
Process status: On January 22, pleas of dilatory exception of the lack of jurisdiction of the court and substitution of the proceedings were raised. The court rejected them and an appeal was lodged. Plea for the defense against the lawsuit. The Court of Appeal determined that the resolution rejecting the dilatory exceptions is null and void, so a new ruling determining their merits needs to be issued. On October 1, a Judge who was not disqualified resolved that the First Civil Court of San Miguel does not hold jurisdiction to hear the claim filed by the municipality of Pedro Aguirre Cerda. The latter lodged an appeal on October 5. To date, the case has not been heard in the San Miguel Court of Appeal.
Undetermined amount.

Plaintiff	:	Rosendo Andrés Contesso Beltra and María Elena Concha Camaño
Defendant	:	Chilectra S.A.
Court	:	4th Civil Court of Santiago.
Case/Identification	:	2571-2007.
Legal action for material damages and moral prejudice non-contractual liability as a result of serious injuries (partial amputation of both arms) suffered by Mr. Rosendo Andrés Contesso Beltra, a worker of Luis Estay V. Ingeniería Eléctrica Construcción Ltda., which event occurred on October 17, 2005, while he was changing a lightbulb on a lampost, a task commissioned to his employer by the Municipality of Pedro Aguirre Cerda.
Process status: A plea of dilatory exception due to incompetence of the petition was filed and rejected. On June 19, the plea for the defense against the lawsuit was raised. On June 29, the rebuttal was made. On July 13, Chilectra lodged the rejoinder. On July 19, the court summoned the parties to a reconciliation hearing. On September 28, the writ of evidence was ordered.
Amount Ch$ 3,000,000,000 — US$ 6.0 million

Plaintiff	:	Siderúrgica AZA S.A.
Defendant	:	Chilectra S.A.
Court	:	Arbitrator Ramón Cifuentes Ovalle.
Case/Identification	:	N/A
On January 16, 1997 the parties signed a power supply contract for the property located on the Panamericana Norte Highway in the community of Colina. This contract gave rise to a dispute between the parties. Chilectra informed AZA of its decision to not automatically renew the contract. AZA specified that it accepted the notification of non-renewal of the contract, but, in contrast to Chilectra, it specified that the contract expired on December 28, 2008. An arbitrator was appointed to settle the dispute, with Mr. Ramón Cifuentes Ovalle being appointed.
Process status: On May 29, the arbitration was set up and the procedure stipulated. On June 28, AZA presented its petition. On August 7, Chilectra presented its defense and filed a counterclaim. AZA presented its written rebuttal on August 24 and Chilectra its rejoinder on September 10. On October 11, AZA filed the rejoinder against the counterclaim. On November 15, the reconciliation hearing took place, with no agreement having been reached by the parties to date.
Amount: Undetermined.
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
Process status: This involves several proceedings, started on different dates, so each at its own procedural step depending on its degree of progress. Currently, 4501 proceedings are being handled.
Amount involved: Ar$ 24,948,773

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
Amount: Undetermined

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
Process status: Court is issuing ruling.
Amount: Undeterminable

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
Process status: The Supreme Court is in the process of issuing its ruling
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
Process status: Actions prior to issuing ruling.
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
Process status: The Court decided favorably with regard to the petition for a precautionary measure, suspending application of the Decree and enabling Edesur to set up its facilities and then energize them with the intervention of ENRE and Universidad Nacional de La Plata. The community appealed against the precautionary measure. The Municipality filed a plea against the service of process. Since the above precautionary measure had become a self-gratifying measure, a petition was filed to have the proceeding disregarded.
Amount: Undetermined

Plaintiff	:	Edesur S.A.
Defendant	:	Government of the Town of Buenos Aires (GCBA)
Court	:	N° 8 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 15
Case/Identification	:	25442/07
Summary of proceedings: Several administrative acts decreed by GCBA whereby it required that documentation from the 2003 tax period should be furnished were challenged, since such petition is time-barred according to the regulations of article 34 of the Edesur S.A. Concession Contract.

In each of the acts being challenged, the GCBA Revenue Service has instituted preliminary proceedings and fined Edesur S.A., sustaining in its resolutions that the offense of failure to comply with formally ordered tax duties (Articles 89 and 91 of the Tax Code) had been constituted. Such decision-making is inadmissible insofar as it contravenes the tax regimen of the Public Power Utility, under national jurisdiction.
Process status: Step subsequent to filing the lawsuit. The lawsuit was elaborated on. Warrants were issued to GCBA for it to remit the respective administrative files involved in the proceedings to the case records.
Amount: Undetermined

Plaintiff	:	Consumidores del Sur Asociación Civil sin fines de lucro
Defendant	:	The State and Edesur S.A.
Court	:	N° 5 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 9
Case/Identification	:	8803/07
Summary of proceedings: This proceeding addresses the validity of retroactive collection of the rate increase stipulated in National Executive Decree 1959/06. Consequent to the above, the petition has been made for the defendants to return the amounts of money received pursuant to the above regulation and to rule that the obligations generated by it have been abated.
Process status: On his own initiative, prior to any step in the proceedings, the Judge has required that Edesur attach all the administrative records drawn up in its offices with regard to the Contract Renegotiation Agreement. The service of process has still not been served on Edesur.
Amount: Undetermined

Plaintiff	:	Edesur S.A.
Defendant	:	Buenos Aires City Government (“GCBA”)
Court	:	N° 7 Administrative and Tax Court of Buenos Aires City, Registry of the Court N° 13
Case/Identification	:	2955/00 — 6262/99
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
Process status: Ruling by the Appeal Court for Federal Administrative Matters ratifying the appealable ruling favorable to Edesur. Conclusion of the proceedings will depend on GCBA possibly filing an Extraordinary Remedy.
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
Process status: A favorable appealable ruling was won, and the other party has filed an appeal. The prosecutor’s office of the Court of Appeal issued a ruling sustaining that, in its opinion, the ruling favorable to Edesur should be ratified. The ruling in the second instance is being issued.
Amount: Undetermined.

Ampla Energia e Serviços S.A.

Plaintiff	:	Meridional S/A Servicios, Emprendimientos y Participaciones
Defendant	:	Ampla
Court	:	9th Chamber of Rio de Janeiro Public Finance
Case/Identification	:	98.001.048296-8
Summary of Proceedings: MERIDIONAL — Mistral and Civel, represented by Meridional, claim they are creditors of the former state electricity distribution company CELF, owing to the existence of contracts of jobs undertaken for said company. Meriodional in its representation demands payment of invoices supposedly outstanding and the payment of contractual fines for rescission of the contracts for the above mentioned jobs, for the sum of R$ 136,085,827.20
Process status: Appealable sentence favorable to Ampla. The Plaintiff lodged an appeal and Ampla was required to submit its pleas. On September 25, 2006, Ampla submitted its pleas and became a party to the appeal. Since the State of RJ could not have access to the case records, the resolution ordering filing of the counterarguments was notified again on January 22, 2007. The State did not file any other declaration and on March 23, 2007 the case records were remitted to the Office of the Attorney General. The 9th Prosecutor’s office of the Public Prosecutor’s Office of the Capital issued an opinion in favor of maintaining the sentence, in other words, rejecting the remedies filed. On April 16, 2007, the court records were remitted to the Courts of Law and the appeals sent to the 9th Civil Court. The court records were then remitted to the Office of the Attorney General and the 3rd Prosecutor’s Office also issued an opinion in favor of rejecting the remedies filed. Currently, the court records have been in the hands of the reporting clerk since May 14, 2007. The date of the appellate hearing was set for the Session of August 28, 2007. On August 27, 2007, Ampla formally filed a petition specifying a law and order issue and requiring a declaration by the Office of the Attorney General on the matter. Given the above, the case was removed from the list of the Session on August 28, 2007 and remitted to the Public Prosecutor’s Office on August 29, 2007. On September 5, 2007, the case records were returned with the opinion of the Public Prosecutor’s Office requesting certification of passage through the courts in the above proceedings. Currently, the case records have been with the reporting clerk since September 10, 2007.
Amount: MR$ 293.1 — US$ 165.6 million

Plaintiff	:	Enertrade — Comercializadora de Energía S.A
Defendant	:	Ampla
Court	:	Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	:	Arbitration procedure No. 03/2005
Summary of Proceedings: On December 22, 2002, Ampla and ENERTRADE signed a 20-year electric energy sales contract (40MW average). This contract was sent to ANEEL (Agencia Nacional de Energía Eléctrica) (National Electric Energy Agency) for its evaluation and resulting official approval. ANEEL approved the contract because certain conditions were fulfilled, among them, a 25% reduction in the price of the contracted energy (from R$ 97.4 R$ 72,6/MWh). Given this determination, Ampla only paid the value authorized by ANEEL. ENERTRADE sustained that the contract was tacitly approved by ANEEL due to the passage of time and obtained, through judicial demand No.2003.34.00.023785-2 against ANEEL. a provisional judicial measure that suspended the effects of the condition imposed by ANEEL, declaring the contract tacitly approved by that entity.
ANEEL has not yet been able to have this provisional measure annulled. With the purpose of confirming the right assured by the provisional measure, ENERTRADE, in December 2005, established an arbitration procedure against AMPLA, under nº 3/2005 in the Cámara de Conciliación y Arbitraje of the Fundación Getúlio Vargas/RJ. Ampla continued to pay the reduced rate because, in addition to not being part of the process, it was not authorized to transfer the full cost to its tariffs
Process status: Arbitration in the evidence stage. On January 12, the parties presented graphs showing the stock ownership of the companies involved in the arbitration, as well as also information about the companies that audited the parties and the companies linked to them. At the request of the Court of Arbitration, Ampla clarified the information presented, indicating the other auditing companies of the Endesa, S.A.Group. On February 12, 2007, the petition for expert accounting and technical testimony required by Ampla was ordered, as well as also for expert witnesses. On March 2, 2007, the technical assistants were appointed and the legal standing and role of the witnesses presented. ENERTRADE challenged the issues presented by Ampla. On March 16, 2007 Ampla filed a reply to the challenge.

On April 2, 2007, the Court of Arbitration notified the extension of the deadline for concluding the arbitration proceedings by 178 days. The new deadline is September 28, 2007. On May 21, 2007, the experts for the technical and accounting expert testimony were named. The end of confidentiality was signed by the experts and technical assistants of both parties. The technical and accounting expert testimony started. A hearing was set for September 27, 2007 with the presence of all the parties, experts and their respective technical assistants. On December 18, 2007, the Court of Arbitration extended the deadline for concluding the accounting expert testimony.
Amount MR$ 75.51 — US$ 42.66 million

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
Process status: Rebuttal and rejoinder presented. On January 12, the parties presented graphs showing the stock ownership of the companies involved in the arbitration, as well as also information about the companies that audited the parties and the companies linked to them. At the request of the Court of Arbitration, Ampla clarified the information presented, indicating the other auditing companies of the Endesa, S.A. Group. On February 12, 2007, the petition for expert accounting and technical testimony required by Ampla was ordered, as well as also for expert witnesses. On March 2, 2007, the technical assistants were appointed and the legal standing and role of the witnesses presented. ENERTRADE challenged the issues presented by Ampla. On March 16, 2007 Ampla filed a reply to the challenge. On April 2, 2007, the Court of Arbitration notified the extension of the deadline for concluding the arbitration proceedings by 178 days. The new deadline is September 28, 2007. On May 21, 2007, the experts for the technical and accounting expert testimony were named.
Amount: US$ 22,698,805.08 — R$ 40,160,955.00

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
Process status: The plaintiff raised its final pleas on December 6, 2006 and the counterpart raised its final pleas on December 18, 2006. After the final pleas, a judicial pronouncement was made that the evidentiary stage of the proceeding was closed and the judge was considering his judgment. A resolution was issued ordering the proceedings cited in the plea for the defense to be petitioned by the court so as to analyze the existence of a prior judgment. On February 15, 2007, the official requests addressed the courts specified in the plea for the defense were sent off. At this date, the court is waiting for compliance with such official requests.
Amount US$ 23,496,025.64 — R$ 41,587,965.38

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
Process status: Discussion about expert fees. The parties were required to declare their proposal for expert fees. On February 12, 2007, Ampla formally petitioned for the case records to be sent to an Expert so that the latter could distinguish exactly what constituted the expert testimony, what documentation would be analyzed and what method would be adopted to draw up the findings. The court records were remitted to the Expert on March 30, 2007 and returned on May 3, 2007. On July 6, 2007, court orders were issued for the parties to make a pronouncement about the clarifications made by the Expert. Qualita’s submitted a formal petition desisting from producing expert testimony and on July 16, 2007, Ampla informed the Court that it was not challenging the dropping of the production of expert testimony as petitioned by Qualita ’s, ratifying on that occasion all the arguments set forth in its negation and petitioning for the inadmissibility of the petitions filed by that plaintiff. Since there will not be any expert evidence, we will only have truer estimate of the amount of a possible sentence after the decision handed down by the court of the first instance.
Amount: US$ 36,981,858.02 — R$ 65,457,888.69

Plaintiff	:	Electrovidro S.A
Defendant	:	Ampla
Court	:	8th Tax Court of the County of Río de Janeiro
Case/Identification	:	1995.001.065045-7
Summary of proceedings: Ordinary lawsuit brought on 14.06.1995 in which it is argued that AMPLA infringed the rules of Statutory Decree 2283/86 which stipulated freezing of prices while the Cruzado Plan was in force. This plan corresponds to Porteria 45/86 of the DNAEE which increased the rate for electrical energy for industrial use by 20%. The plaintiff petitions for the charge to be declared illegal, and for restitution of the amounts paid incorrectly with penalty interest.
Process status: Sentence was decreed stating that the lawsuit was inadmissible. The Plaintiff lodged an appeal. The 4th Civil Chamber rejected the appeal in a unanimous decision. Remedies were filed against this decision. A Special Remedy was filed and the court unanimously heard the remedy and handed down a decision. Currently, after the writ to the Expert to answer consultations, the Court has named an assistant to help the Expert. Electrovidro filed instrument tort against the decision, which has already been defended by Ampla. The instrument tort formulated by Ampla was partially endorsed in the discharging sentence stage. Ampla filed a Special Remedy against the decision, which is waiting to be remitted to the Higher Court of Law.
Amount: US$ 8,943,866.28 — R$ 15,830,643.31

Plaintiff	:	Municipality of Teresópolis
Defendant	:	Ampla
Court	:	11th Tax Court
Case/Identification	:	2002.001.080661-4
Summary of proceedings: The Municipality of Teresópolis argues, based on the constitutional rule of immunity among state entities, that it should not pay the ICMS on electrical energy.
Process status: On November 16, 2004 the sentence stating that the petition was inadmissible was published. For now, no appeal has been filed
Amount US$ 40,809,522.03 — R$ 72,232,854.00

Plaintiff	:	Compañía Brasileña de Antibióticos — CIBRAN.
Defendant	:	Ampla
Court	:	1st Civil Court of the County of Itaboraí and 13th Civil Court of the State of Río de Janeiro.
Case/Identification	:	Action to Annul Debit No. 2001.023.000549-6 and Civil Appeal No. 2005.001.26130.
Summary of proceedings: This is an Ordinary Action brought by CIBRAN arguing that AMPLA has been charging excessively high rates for electrical energy. The Plaintiff argues that it should only pay the ICMS on actual consumption of electrical energy.
Process status: On October 5, 2004 sentence was handed down and the parties lodged appeals. The appealable judgment was confirmed by the Court. It judged that the petition made by Cibran was partially admissible, in the sense of declaring that charging ICMS above the amount called “Contracted Demand”, and sentenced Ampla to return, via deductions from future invoices, what had been paid incorrectly over the past five years and to abstain from making that charge from the date of the sentence onwards. Ampla filed a Special Remedy with the Higher Court to attempt to revert the decision of the Court in Río de Janeiro.
Amount: Pending determination of the amount

Plaintiff	:	Brazilian Consumer Defense Association (ADCON)
Defendant	:	Ampla
Court	:	8th Business chamber of the County of Brasilia
Case/Identification	:	2004.001.017223-0
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
Process status: Ampla appealed against the decision that did not accept attachments on July 17, 2006, and the appeal was rejected. Against such court decision, Ampla filed a Special Recourse on August 28, 2006. On September 19, 2006, the court called on the Plaintiff to submit allegations. On October 27, 2006, the recourse went to “Procuraduría General de Justicia”. On December 6, 2006, the recourse is sent to the 3rd Vicepresident, who must decide whether or not the recourse meets the requirements to be discussed by the court. The Special Remedy was rejected on January 23, 2007; an appeal was lodged with the Higher Court on February 2, 2007. ON April 3, 2007, the original judge stipulated compliance with the sentence decreed in the first instance. On April 11, 2007, the case records were remitted to the Office of the Attorney General.
Amount: Undeterminable

Plaintiff:	:	Consumer Defence Commission of the Legislative Assembly of the State of Rio de Janeiro
Defendant	:	Ampla
Court	:	7th Business chamber of the State of Rio de Janeiro
Case/Identification	:	2005.001.084370-8
Summary of Proceedings: This is a Public Civil action launched in order to prevent the installation of electronic measurement meters. The plaintiff states that this modernization’s only purpose is to prevent theft of electricity and would actually deprive consumers of their right to information. Plaintiff argues that it is Ampla’s responsibility to detect electricity theft in other ways and not put the burden on the consumer.

Process status: Ampla submitted allegations against the Appeal filed by the Plaintiff and the proceedings were then remitted to the Justice Court. The Appeal entered the court under No. 2006.001.22785 and was distributed to the 15th civil chamber of the court. The court, by unanimous decision, rejected the appeal, which was published on August 16, 2006. The Plaintiff then filed a Special Recourse, with the proceedings being remitted to the 3rd Vice-presidency of the court. On October 16, 2006 Ampla submitted its allegations. On October 25, 2006, the proceedings were remitted to the “Procuraduria General de Justicia” and were returned on November 22, 2006. On January 3, 2007, this remedy was rejected. On January 16, 2007, the Plaintiff filed instrument tort against the decision that rejected the special remedy. On March 6, 2007, the instrument tort was remitted to the Higher Court. On April 12, 2007, the case records were remitted to the reporting clerk, where they have been to this date. On September 11, 2007, the decision accepting hearing of the Special Remedy by the Higher Court was published.
Amount: Undetermined

Plaintiff	:	State Attorney General’s Office
Defendant	:	Ampla
Court	:	2nd Civil Chamber of Town of Saint Gonzalo
Case/Identification	:	2003.004.034117-9
Summary of Proceedings: Plaintiff launched the Public Civil Action requesting first that Ampla be ordered to “supply the regular consumers of Saint Gonzalo a quality electrical energy service without interruptions, and take all measures necessary to prevent such interruptions, even if in order to achieve this it must restructure all of its equipment; in the event it is absolutely necessary to interrupt the supply, then the restoration of supply must be immediate or the fine shall be R$ 10,000 a day.
Process status: On July 30, 2007, the court’s decision in which the Remedy of the 1st Appellant (Ampla) was rejected and the Remedy of the 2nd Appellant (Attorney General’s Office) was accepted, with the concessionary company being sentenced generally to pay material damages and moral prejudice under the terms of Article 95 of the Consumer Defense Code, CDC, was published. We were sentenced generally and the amounts will be determined by a court accountant in the procedural phase known as determining the amount of the sentence. On September 6, 2007, remedies were filed with a view to limiting the locations (consumers) considered in the sentence, a well as a date restriction.
Amount: Undetermined

Plaintiff	:	Town of Itaborai
Defendant	:	Ampla
Court	:	2nd Civil Chamber of County of Itaborai
Case/Identification	:	2003.023.041682-7
Summary of Proceedings: The Town of Itaborai filed a Public Civil Action against Ampla so that the Defendant (i) refrains from interrupting the supply of electrical energy of the consumers of this Town, even if they are in debt, because this is an essential and continuous service, compelling Ampla to forthwith take measures necessary to provide continuity and reliability of the supply service in the entire town, under penalty of a fine of R$ 200 (200 reales) per day for each consumer inconvenienced; (ii) be ordered to pay a fine of R$ 10,000 for each day that it fails to comply with the sentence.
Process status: On July 23, 2007, Ampla’s petition, filed in the proceedings involving different positions of the Court of Rio de Janeiro with regard to exempting the concessionary companies from any liability if the supply of electrical energy is interrupted due a surcharge caused by theft and fraud, was protocolized. On August 15, 2007, sentence was decreed: “.. I judge the petition to confirm guardianship to be granted and sentence Ampla to provide, in a suitable, continuous manner, the electrical energy supply services within the sphere of the Municipality of Itaboraí, under penalty of a daily fine in the initial amount set. Finally, I sentence the defendant to pay the costs of losing the case. I set the fees at 20% of the value of the case, duly corrected, which will be used as a guide for calculating court cost. ...”. On September 3, 2007, the sentence was published. We would like to clarify that this sentence does not presuppose any obligation to pay, only the duty to do in the sense of providing a suitable service.

Amount: Undetermined

Plaintiff	:	Macao Consumer and Worker Defense Association — AMADECONT
Defendant	:	Ampla
Court	:	Single Chamber of the County of Río das Ostras
Case/Identification	:	2004.068.001287-1
Summary of Proceedings: The plaintiff launched this action requesting partial power in advance to prevent the Defendant from charging the TMIP (“Municipal Street Lighting Rate”), and requesting that Ampla be required to refund the amounts wrongly charged and pay the costs of the trial.
Process status: On August 7, 2007, Ampla stated its opinion once again on the unconstitutionality of the TMIP, for which reason it required advanced judgment of the conflict, given the abatement of the action in the face of a lack of procedural interest and the juridical possibility of the petition.
Amount: Undeterminable

Plaintiff	:	General Attorney’s Office of the State of Rio do Janeiro
Defendant	:	Ampla and Municipality of Paraty
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001008-9
Summary of Proceedings: The plaintiff brought this suit petitioning, by way of advanced tutelage, sentencing of the Municipality of Paraty to abstain from collecting the Contribution for Street Lighting (CIP), under penalty of a fine of R$ 50,000.00 (US$ 23,277.46) and, additionally, that Ampla should be compelled to collect the CIP separately, although on the same energy consumption bill, using different bar codes, under penalty of a fine of R$ 10,000.00 (US$ 4,666.79).
Process status: On April 26, 2007 a court order was issued determining that the parties should specify the evidence that they intended to submit and state whether they have any interest in holding the reconciliation hearing. AMPLA complied with the order in due time.
Amount: Undetermined

Plaintiff	:	Municipality of Paraty
Defendant	:	Ampla
Court	:	Single Court of Paraty County
Case/Identification	:	2005.041.001124-0
Summary of Proceedings: The plaintiff brought this suit petitioning for: 1) Acceptance of the precautionary measure for Ampla to abstain from shutting off the power supply services, under penalty of a fine of R$ 10,000.00 (US$ 4,666.79) to be applied to each non-compliance of the delegated order, without detriment to any other possible penalties; 2) That Ampla should maintain the regularity of the system of supply and maintenance of the power transmission grid in satisfactory conditions for the users; 3) That Ampla should be sentenced to submit and execute within a reasonable period of time a project to modernize the grid, consisting of improvements to the power transmission equipment and lines in the area of the Municipality of Paraty; 4) the injunction for the Public Prosecutor’s Office to be a party to or to act in the case as custos legis; and 5) The injunction of the Granting Power in the case, the State of Río de Janeiro, to express an interest in the case through its legal representative.

Process status: On August 16, 2007, a decision was published postponing the production of expert evidence, appointing the Expert for the Proceedings and determining that the parties should submit their recommendations and indicate their technical assistants. On August 21, 2007 Ampla made the formal petition indicating its technical assistance and making its recommendations. The pleas and proceedings have been completed since September 3, 2007.
Amount: Undetermined

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
Process status: On September 10, 2007, the petition to suspend execution of judgment during the appeal filed by Ampla was endorsed.
Amount involved: Undetermined.

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
Amount: US$ 24,296,738.59 — R$ 43,005,227.30

Plaintiff	:	Selma de Souza and 122 other plaintiffs
Defendant	:	Ampla
Court	:	2nd Employment Chamber of Niterói
ID Number	:	Work Complaint No.3142/1995
Summary of Proceedings : The plaintiffs were fired by the Company and demand to be reinstated and to have their right of employment stability recognized.
Process status: Accessory Innominate Action for Provisional Remedy filed, taking into account that the previous Action for Provisional Remedy, which kept the plaintiffs out of the company, was repealed by the effect of the Tort filed in the Claim proceedings submitted by the plaintiffs to the TST, which understood that it was competent to do justice to the suspensive effect in question. In the face of the position adopted by the TST, this Action for Provisional Remedy was filed seeking to stay the effects of the advanced tutelage and also have a suspensive effect on the ordinary remedy filed in the pleas and proceedings of the case, with such being favorable to the company’s position.
Amount US$ 35,304,772.88 — R$ 62,489,448.00

Plaintiff	:	Secretary of Federal Collection Tax (SRF) (Brazilian IRS)
Defendant	:	Ampla
Court	:	Commissariat of the Niterói Federal Collection Tax
ID Number	:	Infraction Proceeding 0710200/00112/05 and Administrative Trial 10730.003110/2005-55 (d.38)
Summary of Proceedings: FRNs — In order to finance its investment in Coelce, in 1998 Ampla issued FRNs (bonds) for 350 MUSD maturing in 2008, which were subscribed by Cerj Overseas (Overseas subsidiary of Ampla). The bonds have a special tax regimen consisting of no withholding tax (15% or 25%) being applied on payment of interest abroad, always provided that, among other requirements, there is no advanced amortization before the average term of 96 months. In order to acquire these bonds, Crj Overseas obtained financing outside Brazil consisting of a six-month loan. At the end of the period (October, 1999) because of problems of access to other sources of financing, Cerj Overseas had to refinance with Ampla, which granted it a loan in reales. The Secretary of Federal Tax Collection argues that the tax concession had been lost in 1998, since the loans in reales granted to Cerj Overseas by Ampla were the equivalent of an advanced amortization of the debt before the average amortization period of 96 months. Currently there remain FRNs for 169 MUSD (The rest was capitalized in 2004).
Process status: The notice of infringement was notified in July, 2005. In August, 2005, Ampla filed a remedy with the 1st administrative instance, and it was rejected. In April, 2006, a remedy was filed with the Council of Taxpayers (2nd administrative instance). On December 6, 2006, the Council of Taxpayers issued its verdict completely favorable to Ampla. The period for executing the verdict and publishing the decision is estimated at about 6 months. After the publication of the decision, the SRF will have 30 days to file a remedy.
Amount R$ 538 million- US$ 304 million

Plaintiff	:	Unión Federal
Defendant	:	Ampla
Summary of Proceedings: COFINS — INMUNITY. In the nineties, a large number of the Brazilian public utility companies files remedies against the tax known as COFINS (Contribution for Financing Social Security) because they considered that the Brazilian Constitution exonerated them from that tax. Most of the companies lost the lawsuits. Ampla won the lawsuit (for the period from 1996 to 2001), because the Tax Administration forgot to file an appeal against the decision handed down by the court of appeal. However, the Prosecutor’s Office of the Federal Union brought an exceptional action known as “an action for annulment” to attempt to annul the unappealable judgment favorable to Ampla.
Process status: In December, 2003, the Regional Court of Rio de Janeiro (equivalent to the Court of Appeal) confirmed the inadmissibility of the action for annulment filed by the Federal Union. On December 21, 2007, the Federal Union filed a Special Remedy against the decision of the Rio de Janeiro Court rejecting unanimously all of its previous appeals. This Special Remedy is addressed to the Higher Court of Law (STJ), the court in Brasilia that rules on infraconstitutional issues.
Amount R$ 368 million — US$ 208 million

Plaintiff	:	Secretaria de Receita Federal (SRF) (Brazilian IRS)
Defendant	:	Ampla
Summary of Proceedings: COFINS — PERIOD AFTER IMMUNITY. In December, 2001, the article of the Federal Constitution on which Ampla had based its discussion of immunity with regard to the COFINS, pursuant to which AMPLA did not pay this tax, was amended. There is an article in the constitution that states that legislative changes come into force 90 days after their publication. Based on this article, Ampla started paying the COFINS tax as of April, 2002. However, the SRF argues that this constitutional regulation only applies to changes to regulations involving laws, but not the Constitution itself, whose amendments should come into force immediately. The SRF also claims that, as a result of Ampla’s change in tax regimen (from earned to accrued), the taxable amount of the COFINS tax increased during the first semester of 2002.

Process status: The action was notified in 2003. The decision of the 1st administrative instance went against Ampla and the latter filed an appeal with the second administrative instance in October, 2004. The remedy was ruled on recently in the 2nd administrative instance, partly favorable to the Treasury in terms of the period when changes to the Constitution come into force and partly favorable to Ampla in terms of the tax on income due to the change in tax regimen from earned to accrued. The incorrectly returned part is estimated to be 35%. Once the amount owed by the SRF is determined, it may be enforced.
Amount R$ 118 million — US$ 67 million

Plaintiff	:	Ampla
Defendant	:	State of Rio de Janeiro
Court	:	Superior Court of Justice — STJ
Case/Identification	:	Trial No.2002.001.110494-9 (d.46)
Summary of Proceedings: ICMS FINE. In 2002, the State of Rio de Janeiro stipulated via a decree that the ICMS should be calculated and paid on the 10th, 20th and 30th of the same month accrued. Because of cash problems, Ampla continued to pay the ICMS under the former system (payment until the 5th of the month after it accrued).
Process status: Notwithstanding an informal agreement with the State of Rio de Janeiro, and 2 amnesty laws, in October, 2004, the State of Rio de Janeiro brought a proceeding against Ampla to collect the fine for late payments; Ampla appealed against the fine in the same year. In February, 2007, Ampla was notified of the decision of the 1st administrative instance, which confirmed the proceeding brought by the State of Rio de Janeiro. On March 23, 2007, an appeal was lodged with the Council of Taxpayers of the State of Rio de Janeiro (2nd administrative instance). Ampla obtained a preliminary ruling in its favor that enabled it to bring this remedy without having to make a deposit of furnish a guarantee for 30% of the value of the updated fine. Waiting for the decision of the Council of Taxpayers.
Amount R$ 120 million — US$ 69 million

Plaintiff	:	Ampla
Defendant	:	Federal Union
Court	:	4th Federal Chamber of Niterói and 4th Group of the TRF of the 2nd Region
Case/Identification	:	Ordinary Action No.96.0035387-5 and Civil Appeal No.1999.02.01.047064-8 (d.4)
Summary of Proceedings: FINSOCIAL — Ampla seeks to obtain the declaration that the tax-legal relationship (tax immunity) does not exist as regards the payment of the tax called FINSOCIAL, which would have an impact on its gross monthly revenue. It also seeks to have the Federal Union forced to refund the total amount collected in the last five years, starting from October 1996 and, if the foregoing is not possible, that the Federal Union be made to refund the difference between the amount paid in accordance with Laws 7,787/89, 7,784/89 and 8,147/90, and that due in accordance with Decree Law No.1.940/82, in the same period referred to above..
Process status: The lower court’s decision declared without grounds the request for immunity, but accepted the petition to declare unconstitutional the increases in the FINSOCIAL tax rate above 0.5% and the right to offset the said excess in current and future taxes due. The appeals of Federal Union and Ampla were filed. The proceedings were sent to Federal Regional Court where they are currently awaiting a judgment on the two appeals.
Amount: R$ 16,894,365.20 (US$ 9,544,839.10)

Plaintiff	:	Ampla
Defendant	:	Unión Federal
Court	:	2nd Federal Court of Niterói.
Case/Identification	:	Ordinary Proceeding 96.0035652-1 and Civil Appeal 98.02.09149-9. (d.3)
Summary of proceedings: PIS — This is an ordinary proceeding in which AMPLA seeks to obtain tax immunity for collection of the tax known as PIS. It also seeks for the Federal Union to be sentenced to reimbursing all the amounts collected over the past five years since August, 1996, based on paragraph 3 of article 155 of the Federal Constitution.

Process status: Unfavorable appealable judgment for AMPLA. Appeal to the Federal Regional Court (TRF) pending. The petition was judged inadmissible, so Ampla filed appeals, which were endorsed and the petition was judged to be admissible in part, with reimbursement of the difference between payment according to Statutory Decrees 2.445/88 and 2.449/88, and what was owed according to LC 7/70, being determined. With Ampla’s appeal and the counterarguments of the Federal Union having been brought, the majority decided in favor of the appeal. The court’s decision having been published, the Federal Union filed remedies and Ampla brought its counterarguments. The case was decided in favor of the remedies.
Ampla filed appeals for reconsideration of judgment with the TRF, and the TRF rejected them. The proceeding had passage through the courts having been decided favorably for Ampla in terms of the unconstitutionality of Statutory Decrees 2.445/88 and 2.449/88. On April 19, 2006 the case records returned to the original court. Waiting for the petition of compensation of the amounts recognized by the sentence in terms of the difference between Statutory Decrees 2445/88 and 2449/88.
Amount R$ 21,983,259.59 (US$ 12,419,920.67)
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
Process status: The trial returned to the lower court. It is in the provisional executory process state. The amount petitioned in the provisional executory process is R$ 10,634,814.20. Coelce filed a special appeal against the sentence enforcing the payment, which stayed this provisional executory process stage. The process returned to the lower court for expert testimony, for which Coelce was ordered to show given documents. The expert investigation was carried out, recognizing the debit to the plaintiff of about R$ 53,000,000.00. Instrument tort was filed and the Court annulled the expert testimony and ordered a new expert investigation to be made by another expert. The new expert testimony is being implemented as ordered by the court, since the initial expert testimony was annulled.
Amount: R$ 35,105,013

Plaintiff	:	Sindicato da Indústria de Fiação e Tecelagem
Defendant	:	Coelce
Court	:	1st Federal Court of Ceará.
Case/Identification	:	2003.81.00.014020-7
Summary of proceedings: Action to declare the 31.29% rate adjustment determined by ANEEL unconstitutional. An action was brought petitioning for advanced protection, which was granted by the Judge, thereby enabling the Plaintiffs to pay their electrical consumption minus the 31.29%, without Coelce being able to cut-off their power supply.
Process status: On June 17, 2003, the Judge reconsidered his previous decision and rejected the petition for advanced protection since such was in the jurisdiction of the Federal Courts. Waiting for the result of the action brought.
Amount: Undetermined.

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
Amount: R$ 92.4 million — US$ 52.20 million

Plaintiff	:	State Deputy Luiz Carlos Andrade Moraes and Federal Deputy Francisco Lopes da Silva
Defendant	:	COELCE, CGTF, ANEEL AND UNION FEDERAL
Court	:	10th Federal Court of Ceará
Case/Identification	:	2007.81.00.006310-3
Summary of proceedings: Popular Lawsuit — Lawsuit brought by a State Deputy and Federal Deputy against Coelce, CGTF, ANEEL and the Federal Union on April 23, 2007. They are petitioning for immediate recalculation of Coelce’s rate review ratio for 2007, replacing the thermal energy purchase price with the cheapest available energy; the avoidance of the contract signed by Coelce and CGTF because of its high cost (high cost of steam-electric energy compared to hydroelectric energy, which would de detrimental to the consumers of the State of Ceará); and for the additional income obtained by Coelce from May to October, 2005 to be included in the calculations of Coelce’s rate review. The latter refers to another lawsuit, where Coelce had a provisional precautionary measure limiting its rate adjustment revoked. During that proceeding, a precautionary measure was in force from May to October, 2005 and, despite it, Coelce charged this difference retroactively to the consumers. According to the plaintiffs, Coelce should wait for end of the case to charge these amounts.
Process status: On June 18, 2007, the Lower Court decided not to grant the provisional measure petitioned by the plaintiffs (they were asking for ANEEL to immediately recalculate Coelce’s rate review ratio for 2007, replacing the thermal energy purchase price with the energy offered at the lowest cost in the market). Coelce and CGTF raised their pleas for the defense on July 9, 2007. The amount specified by the plaintiffs was challenged. A decision was made regarding the challenge to the amount specified by the plaintiffs in the lawsuit, but such decision has not been published, so its contents are not known.
Amount R$ 466.6 million — U$ 263.6 million

Plaintiff	:	Romério Moreira de Deus
Defendant	:	Coelce
Court	:	Court of the State of Ceará (TJCE)
Case/Identification	:	2000.0161.6981-7.
Summary of proceedings: The Plaintiff is the owner of a plot of land in Aracati/Ceará, where Coelce built several electrification networks, without having compensated the client. Thus, the plaintiff intends to prevent the construction of new electrification networks and have the existing ones removed. Coelce won the lawsuit in the first instance by having it dismissed. However, the sentence was revoked on appeal and Coelce was sentenced to remove the new networks in the process of being installed and pay about US$ 3,347,381 as compensation. As a result of the above, the plaintiff filed for enforcement of the sentence, petitioning a credit based on a compensation of nearly US$ 3,347,381. In parallel fashion, Coelce has appealed for the sentence by the Court of Appeal, in terms of the compensation granted beyond what was petitioned, to be voided. The plaintiff has already raised a plea against Coelce’s appeal and notification of the pleading was made to the other party for the rejoinder.
Process status: Coelce filed a new action for annulment (2000.0015.1858-6) with a view to annulling the decision won by the plaintiffs that determined that Coelce should proceed to remove the pylons from its property. This action for annulment is pending a resolution.
Amount R$ 30,079,689.26

Plaintiff	:	Cooperativa de Eletrificação Rural do Vale do Acaraú Ltda.
Defendant	:	Coelce
Court	:	1st Federal Court of the Ceará Judicial Section
Casel/Identification	:	2001.81.00.008007-0
Summary of the proceedings: An action was filed to review the clause regarding the amount of the lease entered into by the parties for power grids owned by the plaintiff.
Process status: In its defense, Coelce pleaded that the issue involved interests of ANEEL. Consequently, ANEEL entered the fray and the proceeding was remitted to the Federal Court. The Federal Court granted the petition made by the plaintiff and increased the monthly rent to R$ 35,000.00. Coelce deposited the amount for the first three months after the decision stipulating the increase. Coelce also appealed for the decision increasing the monthly rent to be repealed.
Amount: R$ 136,842,218.68
Compañía de Interconexion Energética S.A.

Plaintiff	:	CIEN
Defendant	:	Federal Union
Court	:	21st Federal Court of the Rio de Janeiro Judicial Section
Case/Identification	:	2005.5101.011614-6
Summary of proceedings: A lawsuit was brought challenging the declaration of unconstitutionality of Law 9.718/98 (enlarging the base and calculation of PIS and COFINS taxes) and establishing the right to credit and compensation, considering that the Constitutional Court (STF) found in favor of the taxpayers.
Process status: On February 12, 2007, the decision handed down with regard to the appeal from the Treasury was published, determining that CIEN should submit a declaration regarding the appeal. On March 12, 2007, the decision regarding the declarations submitted by CIEN and the supplementary appeal, aimed at considering a barring by limitation after 10 years, not 5, as the lower court judge had considered, was published. With the declaration by the Public Prosecutor’s Office regarding the declarations and appeal filed by CIEN having been submitted, the appeals were sent to the judge for final sentencing. Waiting for the decision regarding the appeals filed.
Amount R$ 46,292,618.80 (Active contingency — recovery of credits)

Plaintiff	:	Municipality of Itá
Defendant	:	CIEN
Court	:	Single Court County of Itá (SC)
Case/Identification	:	068.03.000397-8
Summary of proceedings: The Municipality of Itá (SC) filed a legal claim against CIEN petitioning advanced protection to determine that Itá was the place where the event taxed with ICMS (VAT) in selling electrical energy imported from Argentina, occurred, and also to determine that the invoices for such operation should obligatorily be issued in Itá—Santa Catarina subsidiary, not in Garruchos — Rio Grande do Sul, as CIEN normally does.
Process status: The claim was judged to be abated without any decision on the substance by the court of appeal, due to the illegitimacy of the Municipality of Itá in the case. The municipality lodged an appeal with the Supreme Court (STJ) to change the decision of the Court of Appeal.
Amount: None

Plaintiff	:	Federal Treasury of Rio de Janeiro — MF
Defendant	:	CIEN — COMPANHIA DE INTERCONEXÃO ENERGÉTICA
Court	:	National Tax Court of Rio de Janeiro
Case/Identification	:	18471.000814/2007-48
Summary of proceedings: FINE FOR LACK OF IMPORT DOCUMENTATION — On July 11, 2007, the Federal Tax Authorities (SRF) issued an “Infringement Proceeding” against CIEN for imports of energy in 2002. According to the Tax inspector formal requirements required by general regulations for tax documentation of imports were not met, so a fine equivalent to 100% of the value of the imports was being imposed. However, there was no approved law whatsoever regulating tax documentation to be prepared when importing electrical energy until May, 2006. Since May, 2006, CIEN has all the documentation required by the law.
Process status: On August 10, 2007, an appeal was filed with the first administrative instance. On September 14, 2007, the Claim was judged inadmissible. On the same date, the decision of the first administrative instance was sent to the second administrative instance (Council of Taxpayers) for a resolution. On December 6, 2007, the SRF published an Interpretative Declaratory Ruling stipulating that no penalty of fine whatsoever was imposed by reason of the non-existence of electrical energy import and export records for operations performed until May 2, 2006, the date on which Regulatory Instructions 649 of April 28, 2006 came into force. This ruling definitively resolves the administrative process dealing with the lack of import records, which has already been won in the first instance, in CIEN’s favor. A copy of the interpretative ruling was submitted to the Council of Taxpayers, asking for the proceeding to be closed. Waiting for the Council of Taxpayers to declare the proceeding closed.
Amount R$ 351 million — US$ 198 million
Endesa Cachoeira S.A.

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
Process status: The plaintiff also asked for the benefit of cost-free legal proceedings. In October, 2005, the appeal court definitively granted cost-free legal proceedings for the plaintiff. On February 28, 2007, the issue of cost-free legal proceedings for the plaintiffs was resolved with no further appeals against that decision. On December 13, 2007, the lawsuit was declared to be in abatement without resolving the substance given the discontinuance of the proceedings by the plaintiff. The plaintiff has until January 17, 2008 to appeal against that decision. If the plaintiff does not appeal within that period, this lower court decision will be final.
Amount R$ 594.65 million — US$ 335.96 million

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	Centrais Elétricas Cachoeira Dourada S.A. — CDSA
Court	:	Public Finance Court of Itumbiara County
Case/Identification	:	200503342330
Summary of proceedings: As a result of the unbundling of CELG, one of whose successors was Dourada S.A. (CDSA), and the privatization of CDSA, the Municipality of Cachoeira Dourada brought two proceedings against the company charging the ITBI (Tax on Conveyance of Real Estate).
Process status: 1. Proceeding regarding the conveyance of real estate. Arguments for the defense: The Federal Constitution and the Labor Code stipulate word for word that the ITBI does not apply to conveyance of real estate in unbundling operations. CDSA’s appeal against this proceeding is still pending a decision by the second administrative instance (The decision was unfavorable to CDSA in the first administrative instance — May, 2003). 2. Proceeding regarding the transfer of shares: Arguments for the defense: The ITBI does not apply to the transfer of movable property (shares), which as recognized by the Court of Goiás (Court of Appeal). In June, 2006, the Municipality filed for enforcement of the amount of this claim against CDSA, despite it having been declared null and void by the Court Goiás. CDSA filed a plea of prior judgment with effect of res judicata, and in June, 2007, the Court of Goias declared the legal enforcement abated since it understood that the writ of execution of the Municipality was not enforceable. On August 21, 2007, the Municipality of Cachoeira Dourada lodged an appeal against this decision. We lodged our rejoinder on October 1, 2007.
Amount R$ 204 million — US$ 115 million

Plaintiff	:	Municipality of Cachoeira Dourada
Defendant	:	Centrais Elétricas Cachoeira Dourada S.A. — CDSA
Court	:	Municipal Secretary of Finance
Summary of proceedings: ISS (Services Tax) — The municipality of Cachoeira Dourada has notified CDSA, through a Claim, that the Company owes the Municipality the Services Tax (ISS) on generation of electrical energy produced between 1997 and 2000. The municipality understands that the generation of energy is a service. However, the generation of energy is not on the list of ISS taxable services (Federal legislation) and, therefore, cannot be considered a taxable event under that tax. The Brazilian Federal Constitution expressly prohibits application of any tax on electrical energy operations other than the ICMS (VAT), II (Import Tax) or IE (Export Tax).
Process status: Administrative proceeding: Waiting for the Municipality to make a decision regarding the appeal lodged. If lost, an appeal will be lodged with the second administrative process. Court proceedings: In parallel fashion, on September 12, 2007, a legal action was brought to void such administrative collection and declare it inadmissible. On September 28, 2007, the petition was approved provisionally by the judge and the requirement to pay tax was stayed until the admissibility of the administrative collection was resolved.
Amount: R$ 81 million — US$ 47 million

Endesa Fortaleza S.A.

Plaintiff	:	CGTF — Central Geradora Termelétrica Fortaleza S.A.
Defendant	:	Federal Union
Court	:	1st Federal Court of Ceará
Case/Identification	:	2002.81.00.020687-1
Summary of proceedings: GENERATOR SET — CGTF filed a lawsuit against the Federal Union towards the end of 2002, with a view to it recognizing that the goods imported for the turbogenerator sets are “Other Generator Sets”, so as to be able claim the 0% Import Tax (II) and Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods are not generator sets. CGTF won an accessory resolution in its favor allowing it to clear the goods through customs at a 0% rate, subject to R$ 56 million (US$ 29 million) — updated at June, 2007 with the court. In order to prevent the taxes from becoming null and void, the Federal Tax Authorities brought an action requiring the suspension of the tax until the proceedings pending against the Federal Union are resolved.
Process status: The lawsuit against the Federal Union is pending resolution in the lower court. In parallel fashion, the Action brought by the Federal Tax Authorities (whose enforcement is suspended until the lawsuit against the Federal Union is resolved) was declared null and void in the first administrative instance because it did not comply with the requirements of form. The Tax Authorities may well bring another action correcting the errors.
Amount R$ 63 million — US$ 36 million

Plaintiff	:	Treasury
Defendant	:	CGTF — Central Geradora Termelétrica Fortaleza S.A
Summary of Proceedings: The Federal Tax Authorities have issued a Resolution to collect PIS/COFINS taxes allegedly owed in 2003 to 2004.
Process status: The resolution was received on February 12, 2007. Pleas for the defense were raised on March 14, 2007. The Resolution was judged to be partially admissible on November 5, 2007. The appealable judgment considered that the income from the contract for the purchase and sale of energy with Coelce is not subject to paying cumulative PIS/COFINS but is subject to non-cumulative ones. However, the resolution was judged admissible with regard to the month of October, 2004. An appeal was lodged on December 5, 2007.
Amount R$ 34,368,082.63

Plaintiff	:	State Deputy Luiz Carlos Andrade Moraes and Federal Deputy Francisco Lopes da Silva
Defendant	:	COELCE, CGTF, ANEEL AND UNION FEDERAL
Court	:	10th Federal Court of Ceará
Case/Identification	:	2007.81.00.006310-3
Summary of proceedings: POPULAR LAWSUIT — Lawsuit brought by a State Deputy and Federal Deputy against Coelce, CGTF, ANEEL and the Federal Union on April 23, 2007. They are petitioning for immediate recalculation of Coelce’s rate review ratio for 2007, replacing the thermal energy purchase price with the cheapest available energy; the avoidance of the contract signed by Coelce and CGTF because of its high cost (high cost of steam-electric energy compared to hydroelectric energy, which would de detrimental to the consumers of the State of Ceará); and for the additional income obtained by Coelce from May to October, 2005 to be included in the calculations of Coelce’s rate review. The latter refers to another lawsuit, where Coelce had a provisional precautionary measure limiting its rate adjustment revoked. During that proceeding, a precautionary measure was in force from May to October, 2005 and, despite it, Coelce charged this difference retroactively to the consumers. According to the plaintiffs, Coelce should wait for end of the case to charge these amounts.
Process status: On June 18, 2007, the Lower Court decided not to grant the provisional measure petitioned by the plaintiffs (they were asking for ANEEL to immediately recalculate Coelce’s rate review ratio for 2007, replacing the thermal energy purchase price with the energy offered at the lowest cost in the market). Coelce and CGTF raised their please for the defense on July 9, 2007. The amount specified by the plaintiffs was challenged. A decision was made regarding the challenge to the amount specified by the plaintiffs in the lawsuit, but such decision has not been published, so its contents are not known.
Amount R$ 466.6 million — U$ 263.6 million

Comercializadora de Energia Del Mercosur S.A. (Cemsa)

Plaintiff	:	Central Piedra Buena S.A.
Defendant	:	CEMSA
Court	:	Court of Arbitration of the Buenos Aires Stock Exchange
Case/Identification	:	718/06
Summary of proceedings: In 1998, CEMSA and CPB signed an Agreement to sell 250 MW of energy aimed at backing up imports of energy from Brazil under the contracts entered into between CEMSA and CIEN. Due to the serious energy situation in Argentina, in March, 2005 the authorities started restricting exports of energy to other countries, which affected the obligations assumed by CEMSA towards CIEN. CPB attempted to terminate the Agreement for 250 MW, but CEMSA was opposed. Furthermore, CIEN demanded the contracted energy from CEMSA and the latter, in turn, demanded that CPB should fulfill its promises under the 250 MW Agreement, but it was unable to do so. In November, 2006, CPB filed for compensation for damages resulting from non-performance of the contract from CEMSA. For indirect, special or consequential damages, CPB is claiming the price of the 250 MW of firm power and the price of energy supplied, but not paid, since April, 2005. For loss of earnings, CPB is claiming the losses from not being able to sell the power committed under the 250 MW Agreement in the Argentinean market or in other firm power export operations. The claim also petitions for the 250 MW Agreement to be declared null and void as of February 1, 2006 and for a direct order to be issued to CAMMESA for the power generated by CPB to be removed from the export to Brazil so that CPB may thereby have it available in the Argentinean market. CEMSA raised pleas for the defense against the claim, rejecting all of its terms and also filed a counterclaim against CPB for damages caused by the premature rupture of the contractual relationship. It also reserved the right to claim possible damages that might arise from CPB’s attitude.
Process status: Presentation of evidence in the arbitration hearing of the Court of Arbitration of the Buenos Aires Stock Exchange (made up by Carlos Ferrario, Juan Carvajal and Angel Vergara del Carril), is being discussed and prepared. The date has still not been set.
Amount: Ar$ 86,304,914 — US$ 27.2 million
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
In spite of the Province having stated in their reply that it corresponded charging Tesa the Gross Business Income Tax to the activity performed by Tesa, the Court stated that no there was no case, since the there is no requirement from the Provincial Revenue Department demanding the payment of the Gross Business Income Tax. Once there is a requirement to pay the Gross Business Income Tax, the demand can be raised again. Notwithstanding the archiving of the demand, the Court regulated fees in favor of the lawyer for the Province of Corrientes for Ar$ 37,600, amount that has already been paid by Tesa. On July 6, 2005, the lawyer for the Province of Corrientes presented a letter of payment in favor of Tesa and manifesting that he had no further claim. In the case that the Provincial Revenue Department makes a concrete requirement that Tesa pay the Gross Business Income Tax, the demand must be reopened. Until that happens, this is the last report regarding this lawsuit.
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
In the mentioned audience, the parties manifested that it was not possible to achieve conciliation. As a result, the case was opened to evidence.
On March 13, 2006 the Court certified that the term for evidence was expired without any evidence pending and it instructed the parties to present their arguments regarding the evidence presented.
Ctm argued on the evidence produced. The proceedings passed to the Attorneys Office on September 8, 2006. At December 27, 2006, the proceedings had not returned from the Attorneys Office. The case records returned from the Public Prosecutor’s Office on April 30, 2004 with a negative verdict on the admissibility of the lawsuit, since it considered that there was no “case”, as required by article 322 of the Procedural Code, since it is understood that there was no specific requirement from the Province. The proceedings were ready for sentencing on May 2, 2007, but no sentence has so far been issued.
Amount involved: Undeterminable
Codensa S.A.

Plaintiff	:	Electroenergía S.A.
Defendant	:	Codensa.
Court	:	12th Civil Court of the Bogota Circuit.
Case/Identification	:	Case records No.11001310302120040037901.
Summary of proceedings: In 1997, by means of a competitive call for bids, the EEB awarded Electroenergía S.A. ESP the supply of energy to the regulated market, which today represents 14% of Codensa’s demand. The contract should have begun to be processed on January 1, 2003. In his claim, the plaintiff states, (a) the first 4 years of the contract were awarded to Central Hidroeléctrica de Betania and the next 11 years to Electroenergía; (b) this caused a financial imbalance for Electroenergía; (c) In light of this complaint, the EEB awarded the contract for 13 years; (d) the contract was established in Codensa’s name; (e) on April 30, 1998, officers of the two companies met and stipulated the following obligations: (e.1) negotiation of a contract from 2000 to 2015; (e.2) the need to agree to a risk hedge clause; (f) Electroenergía insisted on entering into a new, additional contract, without having received any reply from Codensa to date; (g) Codensa cannot seek to obtain a declaration of non-performance by Electroenergía of obligations that are still not enforceable, because the contract has not been registered with the administrator of the SIC; (h) Electroenergía made a series of investments to set up an energy plant (Termobiblis), and signed contracts, all of which was frustrated by the Codensa’s behavior totally contrary to precontractual “good faith”; and (i) Codensa is liable for loss of earnings and indirect, special or consequential damages suffered by Electroenergía.
Process status: The process is in its petition and plea for the defense stage. It has been in the Judge’s hands since September 10, 2007 with Electroenergía’s rejoinder to the pleas raised by Codensa. On December 6, 2007 the reconciliation hearing was held and declared to have failed due to non-attendance of the legal representative of Electroenergía, who presented his apologies for not attending. Court orders for taking of evidence.
Amount: Col$ 220,000 million.

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
Process status: The State Council is to decide on the appeals filed by each party.
Amount: Undeterminable.

Plaintiff	:	Conjunto Residencial Iguazú (Class action lawsuit).
Defendant	:	Codensa and Soacha City Government.
Court	:	Cundinamarca Administrative Court, Fourth Section — Sub-section “B”.
Case/Identification	:	Case file 03-01342.
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
Amount: Indeterminable

Plaintiff	:	Jorge Ernesto Salamanca Cortés y Luis Alejandro Montero.
Defendant	:	Codensa, Nación — Ministerio de Minas — Unidad de Planeación Minero Energética.
Court	:	3rd Administrative Court of Bogotá Circuit
Case/Identification	:	Case file 05-2357
Summary of proceedings: In 14 areas of Bogotá there are at least 35 built-up quarters more than 25 years old where the high and medium voltage grid is “located in an anti-technical manner at several points, including in the front gardens of several houses”, so that people are seen to be exposed to the risk of electrocution. The players consider that, as it is laid out, the grid creates a huge risk to which Codensa has not paid sufficient attention. Consequently, they are petitioning the Constitutional Judge to order the Company to lay the grid underground.
Process status: It is in the period allowed for producing evidence.
Amount: Undeterminable

Plaintiff	:	Sonia Andrea Ramírez Lamy
Defendant	:	Ministry of the Environment, Housing and Territorial Development; Autonomous Regional Corporation of Cundinamarca — CAR; Technical Administrative Department of the Environment — DAMA; Administrative Department of District Planning, and others.
Court	:	Administrative Court of Cundinamarca, Section Two, Sub-section “B”.
Case/Identification	:	Case file No. 2005-00662.
Summary of proceedings: The action seeks to make the environmental authorities preserve the Eastern Hills of Bogota as a forest reserve, and also recover the resources affected by illegal settlements, illicit mine workings, irregular building permits, tree-felling and exploitation of flora and fauna.
Process status: The process is in the hands of the State Council to make a decision regarding the appeals filed. Codensa submitted a technical report from Distribution Management, warning of the consequences of eliminating the electrical infrastructure in the area in question.
Amount: undetermined
Endesa Chile

Plaintiff	:	Jaime Arrieta Correa and others
Defendant	:	Treasury of Chile, General Direction of Water and EndesaChile.
Court	:	First Civil Court of Valdivia
Case/Identification	:	Case file 198-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa Chile a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.
Process status: Endesa Chile made pleas for its defense, whereas the Treasury of Chile filed dilatory exceptions, which were rejected by the Court.
Amount: Undeterminable

Plaintiff	:	Inversiones M.D. Ltda. and others
Defendant	:	Treasury of Chile, General Direction of Water and Endesa Chile.
Court	:	24th Civil Court of Santiago
Case Identification	:	Case file 7957-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa Chile a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.
Process status: Evidence has been taken regarding the substance of the case. Endesa Chile requested that the case should be accumulated with the following: Lawsuit of the 9th Civil Court, case No. 15279-2005, called “Arriega vs. Treasury of Chile and Others”; and the lawsuit in the 10th Civil Court, case No. 1608-2005, called “Jordan vs. Treasury of Chile and Others”, which was rejected by the Court. Endesa Chile filed an appeal for reconsideration of judgment and, failing that, an appeal to a higher court for reversal of the above decision, with the Santiago Court of Appeal having endorsed the appeal by allowing the accumulation of proceedings.
Amount: Undeterminable

Plaintiff	:	José Manuel Jordán Barahona and others
Defendant	:	Treasury of Chile, General Direction of Water and Endesa Chile
Court	:	10th Civil Court of Santiago
Case Identification	:	Case file 1608-2005
Summary of proceedings: The annulment by operation of public law is requested of the resolution No.134, of March 22, 2000, issued by the General Direction of Water, which constitutes in favor of Endesa Chile a right to use water to carry out the Neltume Power Plant project, with payment of damages. Failing the foregoing, plaintiffs request payment of damages supposedly caused to them, namely the fact that their properties no longer are located on the shores of Lake Pirehueico and the deterioration of their value.
Process status Evidence has been taken regarding the substance of the case, against which resolution the plaintiff has filed an appeal for reconsideration, which is pending. On October 23, 2007, the parties filed for a 90 day stay of the proceedings.
Amount: Undetermined

Plaintiff	:	Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04
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
Process status: The lower court decision was issued, rejecting the lawsuit. The plaintiffs filed an appeal to a higher court for reversal and appeal for dismissal due to an error of form against them. The appeals are being heard by the Santiago Court of Appeal.
Amount: Undetermined

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa Chile and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	Case file 4563
Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.
Process status: Final, unappealable judgment favorable to the defendants rejecting all parts of the claim and sentencing the plaintiff to pay costs. The plaintiff has filed an appeal to a higher court for reversal and appeal for dismissal due to an error of form against them. The appeals are being heard by the Concepción Court of Appeal.
Amount: Undetermined.

Plaintiff	:	Endesa Chile
Defendant	:	CMPC Celulosa S.A
Case/Identification	:	2144-J
Court	:	Court of Arbitration

Summary of proceedings: The conflicts between the parties stem from the Supply Contract signed by Endesa Chile and CMPC Celulosa S.A. on May 31, 2003 regarding the supply to the latter’s plants in Region Eight. They mainly involved Endesa Chile’s decision to challenge part of the consumptions required by CMPC Celulosa S.A. because it considers that they are not covered by the above contract.
Process status: The taking of evidence stage has been completed, with certain evidence-related orders issued by the judge still pending.
Amount: Undetermined

Plaintiff	:	Endesa Chile
Defendant	:	General Water Board
Case/Identification	:	6746-2007
Court	:	Santiago Court of Appeal
Summary of proceedings: A remedy of complaint has been filed against General Water Board Exempt Resolution 2144 of September 11, 2007, whereby the conditions for auctioning the Manso River water rights were stipulated. These water rights had been applied for simultaneously by Endesa Chile and AES Gener S.A., with the latter desisting on September 7, 2006. The complaint is based on the fact that, in light of the above, the General Water Board has no right to auction off these water rights, because it infringes articles 6 and 7 of the Constitution and article 142 of the Water Code, among other legal provisions.
Process status: The trial is pending.
Amount: Undetermined

Plaintiff	:	Endesa Chile
Defendant	:	Chilean Treasury
Case/Identification	:	26.499-2007
Court	:	Third Civil Court of Santiago
Summary of proceedings: The Treasury is being sued for the court to declare that, in the operation of its power stations and reservoirs, Endesa Chile, as an electrical energy generating company, is governed by the General Electrical Utilities Law, other legal provisions of the electricity statute and the instructions issued by the respective Interconnected Grid Economic Load Dispatch Center, not by the resolutions and instructions issued by the Overwatch Committees (regulated in the Water Code).
Process status: Endesa Chile brought the action on November 30, 2007 and the Treasury has been notified.
Amount: Undetermined
Pangue S.A.

Plaintiff	:	Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04
Summary of proceedings: The annulment by operation of public law is requested of ministerial resolution No.35, dated June 15, 2004, issued by the Minister of Economy, Development and Reconstruction, in which the latter authority pronounced on an issue that was originally not contentious, that of instructing CDEC-SIC to determine the times of day with the highest probability of loss of electric current.
Process status: The lower court issued its verdict, rejecting the claim. The plaintiffs filed an appeal to a higher court for reversal and an appeal for dismissal due to an error of form against them. The appeal is being heard in the Santiago Court of Appeal.
Amount: Undeterminable

Plaintiff	:	Luis Danús Covian and other fifteen people
Defendant	:	Endesa Chile and Pangue S.A.
Court	:	Santa Bárbara lower court
Case/Identification	:	Case file 4563

Summary of proceedings: A lawsuit was filed calling on the court to declare that over Fundo Ralco (Ralco Ranch) there is a commonwealth of which plaintiffs and defendants are members and on which they all have co-owners’ rights.
Process status: Final, unappealable judgment favorable to the defendants rejecting all parts of the claim and sentencing the plaintiff to pay costs. The plaintiff has filed an appeal to a higher court for reversal and appeal for dismissal due to an error of form against them. The appeals are being heard by the Concepción Court of Appeal.
Amount: Undetermined.

Plaintiff	:	Municipality of Nacimiento
Defendant	:	PANGUE S.A
Court	:	Lower Court of Nacimiento
Case/Identification	:	16.757-2007
Summary of proceedings: The plaintiff is suing under Law 19.300 on the Enviroment for reparation and compensation for damage to the environment caused by the Operation of the Pangue Power Station, especially by the dumping in July, 2006. The amount claimed is Ch$ 13,194,921. The defendant is also being sued to adopt the measures of protection and mitigation specified — construction of a containment wall, construction of a bridge joining the town of Nacimiento to other nearby locations and community buildings at a cost of Ch$ 4,914,000,000.
Process status: The order for evidence has been decreed but not notified to the parties.
Amount: Ch$ 4,927,194,921
Pehuenche S.A.

Plaintiff	:	Endesa Chile, Pangue S.A. and Pehuenche S.A.
Defendant	:	Treasury of Chile
Court	:	Ninth Civil Court of Santiago
Case Identification	:	Case file 13084-04
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
Process status: The lower court issued its verdict, rejecting the claim. The plaintiffs filed an appeal to a higher court for reversal and an appeal for dismissal due to an error of form against them. The appeal is being heard in the Santiago Court of Appeal.
Amount: Undetermined
Edegel S.A.

Plaintiff/Tax Creditor	:	Sunat
Defendant/Taxpayer	:	Edegel
Court	:	Sunat
Summary of proceedings: Edegel Re-assessment (2000) — On September 10, 2004, the Tax Court notified a favorable resolution for Edegel confirming (i) Edegel’s right to depreciate the negative goodwill from the re-assessment because it had a legal stability agreement in force and also (ii) the non-application of Regulation VIII of the Tax Code to the unbundling (there is no fraud or simulation). However, the resolution stipulated that SUNAT has to check that the re-assessment of assets done by Edegel was not at a higher value than the market value. Since then, Edegel has been receiving a series of resolutions from SUNAT aimed at determining the excess of the re-assessment and the tax to be paid.
Process status: Appeals have been filed against the resolutions (the part where it considers that it is in the right) and are pending a decision by the Tax Court.
Amount: Sol$ 78 million — US$ 26 million

Generandes Perú S.A.

Plaintiff	:	SUNAT
Defendant	:	Generandes Perú S.A.
Court	:	SUNAT
Case/Identification	:	0260340031172
Summary of proceedings: Services — Tax Action against various Resolutions Determining and Imposing Fines on Sales Tax and Income Tax — year 2000
Process status: The process is pending a determination of its merits by Tax Administration.
Amount: Sol$ 46 million — US$ 15 million
Emgesa S.A.

Plaintiff	:	Fariel San Juan
Defendant	:	Emgesa S.A. (Formerly Central Hidroeléctrica de Betania S.A. E.S.P.)
Court	:	3rd and 4th Civil Courts of Neiva Circuit
Case/Identification	:	Class action motivated by the impact that the construction of the dam will have on the economy of the region.
Summary of proceedings: Construction of system that would allow transit of fish at mating season. Keeping water at fair level and ordering CHB to conduct compensatory development projects, such as a fish processor and packing.
Process status: The proposed compliance agreement was submitted to the 3rd Court on April 18 of this year. This agreement was approved by the judge by means of a judicial writ issued on September 25, 2006. This activity is already being carried out through the Company’s Environmental Division. Once the commitments acquired have been complied with, the termination of the proceedings and filing of the case records will be decided. The compliance agreement hearing was held last August 30, 2006 in the Fourth Court. The resulting obligation for the Company involves undertaking two studies for developing tourist projects in the region, which shall be developed by the municipality of Yaguará and/or by the Governor’s Office of Huila. On August 29, 2007, Betania sent the two studies performed for developing tourism projects in the region to the Court, as agreed in the compliance agreement. On December 10, 2007, the court deemed that the defendant had fulfilled its obligations arising from the compliance agreement, so it ordered the case records to be filed and the case finished.
Amount: Undetermined

Plaintiff	:	Emgesa (Formerly Central Hidroeléctrica de Betania S.A. ESP)
Defendant	:	Municipality of Yaguará
Court	:	Administrative Court of Huila
Case/Identification	:	2004-1328
Summary of proceedings: MUN. YAGUARÁ — ICA — The Municipality seeks to penalize the company for not filing its Industry and Commerce Tax (ICA) returns, based on Law 14 of 1981, not recognizing the payments made by Betania in applying the special regulation aimed at electrical energy generating companies (Law 56 of 1981), paying a tax of Col$ 4,160 million, and it issued a penalty resolution for Col$ 98,437 million. The company filed for annulment of the actions imposing the penalty (Penalty Resolution 1998 to 2002).
Process status: Both payment of the tax and the Resolution imposing the penalty have been appealed against and are pending the decision of the Court for Actions under Administrative Law in the Department of Huila. This Court does not have any specified deadline for issuing its verdict.
Amount Col$ 102.59 million (US$ 51.26 million)

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
Process status: In a decision of August 9, 006, the Administrative Court of Cundinamarca decreed that this proceeding should be attached to the Miguel Ángel Chávez — Nancy Stella Martínez Pulido and Others against Emgesa and 17 municipal entities and government agencies, being heard in Section Four of this same Administrative Court and also seeking compensation for damages caused by dumping polluted water from the Bogota River into the Muña Reservoir. By an administrative process of May 16, 2007, the case records were sent to the State Council for a decision regarding the appeals filed by the industries (including Encomcables, Hospital Juan N Corpas, Agrinal S.A., Líquido Carbónico Colombiana S.A. Tinzuque, Refisal, Peldar, Icollantas), which companies consider that they cannot be summoned to form part of the proceeding as direct defendants by reason of the negation of the guarantee appeal, since it would be being presumed that they were polluting agents. Once the above appeals have been resolved, the evidence stage in the lower court will begin.
Amount: Col$ 3,000,000 million — US$1,500 million

Plaintiff	:	Gustavo Moya
Defendant	:	Emgesa S.A. ESP, Empresa de Energía de Bogotá S.A. ESP, the Capital District of Bogotá, Empresa de Acueducto y Alcantarillado de Bogotá, the City Hall of Sibaté and other plants and government agencies that presumably contribute to the pollution of the river Bogotá by action or omission.
Court	:	Administrative Court of Cundinamarca — Fourth Section
Case/Identification	:	2001-479
Summary of proceedings: Class Action seeking for the entities being sued to be declared liable for damages caused to the environment as a result of storing raw sewage above the El Muña Reservoir and, therefore, to be sentenced to making good the collective damage caused.
Process status: The appeal to the lower court decision is being heard by the State Council. The verdict endorsed the proposal for a compliance agreement submitted by EEB y Emgesa, exonerating the latter from any liability.
Amount: Undetermined

Plaintiff/Tax Creditor	:	Emgesa S.A. ESP.
Defendant/Taxpayer	:	Corporación Autónoma Regional de Cundinamarca — CAR
Court	:	Administrative Court of Cundinamarca — First Section
Case/Identification	:	2005-1476
Summary of proceedings : That the administrative decrees issued by the CAR (Resolution 506 of March 28, 2005 and 1189 of July 8, 2005) should be declared null and void and Emgesa’s rights, which had been violated by their issue, since they impose works to be performed in the Muña reservoir, on whose effectiveness maintenance of the water concession depends, should be reestablished.
Process status: Ordering of evidence requested by the parties is pending.
Amount: Col$ 167,638 million — US$ 83.8 million

Endesa Costanera S.A.
On July 25, 1990 the Italian Government authorized Banco Medio Crédito Centrale to grant the Argentinean Government a loan up to US$ 93,995,562 intended for financing the acquisition of assets and the rendering of Italian source services, used in the reconditioning of four groups of the steam-electric powerplant owned by Servicios Eléctricos del Gran Buenos Aires (“SEGBA”). Such loan financed the acquisition of assets and services indicated in the Work Order No.4322 (the Order) issued by SEGBA on behalf of a trust leaded by Ansaldo S.p.A., an Italian company.
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
In accordance with Law No.25,561, decree No.214/02 and regulatory provisions, the payment obligation of Endesa Costanera S.A. as a result of the Agreement has become “pesified” to the peso exchange rate equivalent to one US dollar, plus the application of the reference stabilization coefficient and maintaining the original interest rate of the obligation.
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
Endesa Costanera S.A. considers that the loan resulting from the Agreement does not agree with any of the assumptions include in Decree No.53/03 and even though in the assumption that it agrees, there are strong arguments that determine the unconstitutionality of Decree No.53/03, because it would violate the principle of equality and the right of property established by the National Constitution. The most significant contingency that could result, if the aforementioned assumption becomes real at December 31, 2007, would be a shareholders’ equity decrease, net of tax effects, of approximately US$ 19 million. To date the Energy Department has not filed a claim for the “pesified” payments made by Endesa Costanera S.A.
At December 31, 2007, the debt of Endesa Costanera S.A. with regard to the Agreement, including accrued interest, is US$ 14,049,868.-
On September 29, 2005 Endesa Costanera S.A. formalized a loan of US$ 30,000,000 with Credit Suisse First Boston International to the Syndicated Loan and Loan from JP Morgan Chase Bank for a 54 month period, amortizable in seven equal quarterly installments, with the first maturing on September 30, 2008 and the last on March 31, 2010.
The loan accrues a 90 day LIBOR rate plus 575 basic points. A first degree collateral has also been furnished to the creditor on the Siemens Combined Cycle.
On September 30, 2005 the banks participating in the Syndicated Loan and JP Morgan Chase Bank assigned all the pending balance of the debt at that date to Credit Suisse First Boston International.
The principal and interest on the debt at December 31, 2007 is US$ 30,040,132.
Pursuant to the provisions of Appendix VI A of the “International Public Call for Bids for the Sale of Shares of Endesa Costanera S.A.”, the ownership of the property of Endesa Costanera S.A was transferred, subject to condition subsequent that it is encumbered as the site for a power station operating for twenty five years as of the take-over.

If, for any reason, the property ceases to be encumbered by that purpose during the above term, the title will be considered to have been revoked as a result, with title of ownership being returned immediately and ipso facto to SEGBA S.A. or, if applicable, the State.
At December 31, 2004, Endesa Costanera S.A. had pledged a first degree collateral of about US$ 52,000,000 on its Siemens Combined Cycle to the Banks Bilbao Vizcaya Argentaria S.A., Bank Boston N.A., Bank of América N.A., HSBC Bank plc, Banco Latinoamericano de Exportaciones S.A., Banco Comafi (formerly Scotiabank Quilmes S.A.) and JP Morgan Chase Bank (“the Banks”). As a result of the refinancing of the above loan referred to in Note 5.b), at December 31, 2007 Credit Suisse First Boston International is the beneficiary of the collateral, which was reduced to US$ 40,000,000.
Endesa Costanera S.A. furnished a first degree pledge on the financed asset to Mitsubishi Corporation. According to the provisions stipulated in the agreement signed by both companies on December 3, 2007, Endesa Costanera S.A. promised to increase the above pledge to US$ 68,504,291.
Restrictions
Enersis S.A. and some of its subsidiaries have the following restrictions:
Enersis S.A.
The Company’s loan agreements establish an obligation to comply with the following financial ratios:
•	Ratio of debt and cash flow for four quarters of Enersis and its Chilean subsidiaries does not exceed 6.5 in 2007, ending at 6.00 in 2009;
•	The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, does not exceed 4.0 in 2007, ending at 3.00 in 2009;
•	The ratio of Enersis and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 2.10 in 2007, ending at 2.20 in 2009;
•	The consolidated debt to shareholders’ equity plus minority interest does not exceed 100%;
•	No less than 50% of the total consolidated assets of Enersis S.A., steadily until 2009, should belong to companies whose business is regulated;
•	Minimum shareholders’ equity plus minority interest at least equal to U.F.27 million (UF = Inflation index-linked units of account
The financial covenants of the loan signed in 2006 are less demanding that those indicated above.
At December 31, 2007 and 2006 all these obligations have been met.
Endesa Chile
On a consolidated level, Endesa Chile must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:
•	Ratio between debt and cash flow for four quarters of Endesa Chile and its Chilean subsidiaries does not exceed 8.40 in 2007, which evolves up to 7.50 in 2010;
•	The ratio of consolidated debt to consolidated EBITDA for four consolidated quarters, not exceeding 5.00 in 2007, which evolves up to 4.20 time in 2010;
•	The ratio of Endesa Chile and its Chilean subsidiaries cash flow to financial expenses for four quarters, not less than 1.70 in 2007, which evolves up to 2.00 times in 2010;
•	The ratio of consolidated debt to shareholders’ equity plus minority interest not exceeding 102% in 2007, which evolves up to 100% in 2010;
•	Not less than 50% of Endesa Chile’s total consolidated assets must be devoted to activities involving the generation, transmission and selling of electrical energy:
•	Minimum shareholders’ equity at least equal to U.F.45 million.

The financial covenants for loans entered into in 2006 are less strict than those indicated above.
At December 31, 2007 all these obligations and restrictions have been met
Endesa Costanera S.A.
By virtue of the arrangement in Annex VI-A of the “Concurso Público Internacional para la Venta de las Acciones de Central Costanera Sociedad Anónima” (International Public Tender for the Sale of shares of Central Costanera Sociedad Anonima), the ownership of Central Costanera S.A.’s land was transferred subject to the condition that it must be used as the location for an electric power plant for a term of twenty five years as of the date of possession.
If under any circumstance whatsoever the land ceases to be used for that purpose during the indicated years, its ownership shall be considered revoked due to this cause and return of such title will be effective immediately, and as a matter of law, to SEGBA S.A. or, as applicable, to the Chilean State.
The most demanding requirements in respect to financial coefficients are those contained in the loan, as amended at September 30, 2005, with CSFBi, which are the following: The long-term debt with third parties may not exceed US$ 215 million (excluding short-term debt, commercial debt, inter-company loans and balance of debt with MedioCrédito Italiano); the debt for less than 180 days may not exceed US$ 10 million. There are, also, clauses restricting the change of control of the company and clauses that restrict payments to shareholders, including subjecting the related debt to meeting certain financial indicators.
At December 31, 2007 all these obligations have been met.
El Chocón S.A.
The loan obtained on September 7, 2006 requires the Company to comply with the following financial covenants: ratio of Ebitda to financial expenses not lower than 3.5, debt to Ebitda not greater than 3.0; net shareholders’ equity not lower than 690 million Argentine pesos.
As of December 31, 2007 these obligations have been met.
Edegel S.A.
Debt ratio of not more than 1.50 in the second Bond issue.
The loan known as the Facility Operation Contract, assumed as a result of the merger with Etevensa, has the following indicators: interest hedge greater than 1.25; shareholders’ equity long-term debt ratio greater than 0.67 and debt service hedge greater than 1.10.
Bank loans include a debt to Ebitda of less than 4.0; interest hedge of more than 3.25 and level of indebtedness of less than 1.50.
At December 31, 2007, this obligation has been met.

Emgesa S.A.
•	Restrictions on changes of controller, under these circumstances.
At December 31, 2007, this obligation has been met.
Other restrictions
As a common and habitual practice for some bank loan debts and also in capital markets, a substantial portion of the financial indebtedness of Enersis and its subsidiary Endesa Chile is subject to cross-failure provisions. Some failures of relevant subsidiaries, if not corrected in time, might result in the cross-failure at the Endesa Chile and Enersis S.A. level, and, in this case, a significant percent of the liabilities of these companies might eventually become due on demand.
Non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to some of their most relevant subsidiaries for an individual amount exceeding the equivalent of 30 million US dollars, would cause advanced payment of syndicated credits contracted in 2004. In the credits contracted by Endesa Chile in January and December of 2006, and by Enersis S.A in December 2006, the threshold is 50 million US dollars. Also, non-payment, after any applicable grace period, of these companies’ debts or of those corresponding to any of their subsidiaries for individual amounts exceeding the equivalent of 30 million dollars, would cause advanced payment of Yankee bonds. In addition, some credit agreements contain provisions according to which certain events different from non-payment in these companies or in any of their most relevant subsidiaries, such as bankruptcy, insolvency, adverse executed legal sentences for amounts larger than US$ 50 million, and expropriation of assets, may cause those credit acceleration clauses to be in effect.
There are no clauses in the credit agreements through which changes in these companies corporate or debt classification by risk classification agencies may cause an obligation to make debt prepayments. However, according to the Standard & Poor (S&P) risk classification agency, a variation in the foreign currency debt risk classification produces a change in the applicable margin of syndicated credits contracted in 2004 and 2006.
At December 31, 2007, these obligations and restrictions have been fully met.
Note 31. Collateral Obtained from Third Parties
Enersis S.A.
The Company has received certificates of deposit for ThCh$ 8,586 at December 31, 2007 (ThCh$ 21,965 in 2006).
Chilectra S.A.
The Company presents among its current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$ 36,167 and ThCh$ 49,503 at December 31, 2006 and 2007, respectively.
Inmobiliaria Manso de Velasco Ltda.
The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$ 1,831,885 as of December 31, 2007 (ThCh$ 3,829,249 in 2006).
Compañía Americana de Multiservicios Ltda.
The Company has delivered bank bonds for ThCh$ 4,794,639 (ThCh$ 5,093,621 in 2006) and has received bank bonds for ThCh$ 285,692 (ThCh$ 296,444 in 2006).
Endesa Chile . (Parent Company)
The Company has received performance bonds from contractors and third parties to guarantee jobs and construction (mainly the Ralco Project), for ThCh$ 36,387,567 as of December 31, 2007 (ThCh$ 1,711,237 in 2006).

Enigesa S.A.
The Company has received guarantee documents amounting to ThCh$ 28,000 as of December 31, 2007 (ThCh$ 68,331 in 2006).
Edesur S.A.
The Company has received sureties of ThCh$ 8,477,937 from contractors and third parties at December 31, 2007 to guarantee works.
Note 32. Foreign Currencies
As of December 31, 2006 and 2007, foreign currency denominated assets and liabilities are as follows:
(a) Current assets

		As of December 31,
Account	Currency	2006	2007
		ThCh$	ThCh$

Cash and banks	$ no Reaj.	2,354,162	2,893,987
	US$	3,866,720	8,396,302
	Euro	6,946	3,475
	Yen	243	225
	$ Col.	25,091,123	21,313,555
	Soles	7,964,917	6,279,420
	$ Arg.	2,393,314	2,833,888
	Real	65,501,566	40,258,759
Time deposits	US$	64,291,303	71,942,208
	$ Col.	57,597,837	64,647,410
	Soles	10,720,537	1,658,511
	$ Arg.	23,838,520	15,190,337
	Real	146,554,231	251,145,475
Marketable securities	$ no Reaj.	4,189	5,498
	US$	2,257,140	275,098
	$ Col.	4,724,898	10,302,981
	Soles	894,255	—
	$ Arg.	1,907,876	1,213,886
Accounts receivable, net	$ no Reaj.	189,337,670	224,064,233
	US$	2,496,976	6,665,624
	Euro	—	92,970
	$ Col.	216,646,461	211,529,800
	Soles	57,581,020	44,351,663
	$ Arg.	76,056,387	96,590,032
	Real	359,090,323	404,089,150
Notes receivable	$ no Reaj.	2,712,947	4,191,613
	US$	141,469	32,783
	Soles	52,812	—
	$ Arg.	21,250	—
	Real	5,092,371	7,614,720
Other receivables	$ Reaj.	116,292	2,801,441
	$ no Reaj.	33,775,426	36,262,666
	US$	13,876,861	11,524,012
	$ Col.	23,388,787	13,659,977
	Soles	6,231,535	5,868,565
	$ Arg.	927,703	1,127,557
	Real	30,210,249	28,525,803

		As of December 31,
Account	Currency	2006	2007
		ThCh$	ThCh$

Amounts due from related companies	$ no Reaj.	6,976,355	12,118,730
	US$	796,786	131,054,939
	Soles	141,986	147,889
	$ Arg.	6,653,651	9,062,462
Inventories, net	$ no Reaj.	40,052,843	75,056,392
	US$	1,956,158	—
	$ Col.	10,398,138	12,397,422
	Soles	16,275,855	13,872,977
	$ Arg.	1,662,244	1,885,013
	Real	1,444,239	2,227,730
Income taxes recoverable	$ no Reaj.	24,500,576	67,409,343
	US$	657,664	—
	$ Col.	642,256	2,807,941
	Soles	160,037	1,082,757
	$ Arg.	1,026,255	3,145,100
	Real	49,643,551	70,266,944
Prepaid expenses and other	$ no Reaj.	981,216	848,917
	US$	898,802	703,947
	$ Col.	1,826,607	1,575,185
	Soles	2,740,699	1,899,227
	$ Arg.	957,136	1,648,106
	Real	47,845,772	43,681,296
Deferred income taxes	$ no Reaj.	47,612,290	34,518,793
	$ Col.	187,632	656,392
	$ Arg.	7,430,119	7,935,531
	Real	10,881,479	25,298,426
Other current assets	$ Reaj.	6,718,391	4,250,194
	$ no Reaj.	47,794,808	75,578,181
	US$	4,305,173	25,356,635
	$ Col.	—	619,493
	Soles	250,922	174,957
	$ Arg.	198,783	131,276
	Real	12,320,803	35,921,657

Total current assets		1,793,665,542	2,260,687,476

(b) Property, plant and equipment
Property, plant and equipment

		As of December 31,
Account	Currency	2006	2007
		ThCh$	ThCh$

Land	$ no Reaj.	58,594,852	59,138,906
	$ Col.	28,269,000	32,818,487
	Soles	11,951,065	3,805,902
	$ Arg.	7,762,198	6,745,447
	Real	35,840,112	35,627,673
Building, infrastructure and work in progress	$ no Reaj.	4,366,632,325	4,589,067,895
	$ Col.	2,683,158,045	2,436,182,558
	Soles	1,310,188,066	1,171,005,047
	$ Arg.	1,461,806,708	1,297,240,798
	Real	1,951,184,452	1,776,382,758
Machinery and equipment	$ no Reaj.	71,746,863	73,827,317
	$ Col.	32,926,985	31,912,537
	Soles	600,927,484	550,379,735
	$ Arg.	679,922,955	608,669,965
	Real	748,715,953	720,005,031
Other plant and equipment	$ no Reaj.	189,278,271	187,533,805
	$ Col.	9,797,352	9,627,217
	Soles	127,346,938	83,396,760
	$ Arg.	101,008,914	95,638,729
	Real	246,849,539	157,216,698
Technical appraisal	$ no Reaj.	33,741,576	33,693,703
	Real	107,681,188	93,164,391
Accumulated depreciation	$ no Reaj.	(2,126,444,664)	(2,245,033,722)
	$ Col.	(888,950,985)	(845,008,549)
	Soles	(975,993,483)	(896,750,095)
	$ Arg.	(1,160,016,222)	(1,079,372,828)
	Real	(1,028,017,719)	(979,570,049)

Total property, plant and equipment		8,685,907,768	8,007,346,116

(c) Other assets
Other assets

		As of December 31,
Account	Currency	2006	2007
		ThCh$	ThCh$

Investments in related companies	$ no Reaj.	81,687,494	55,631,617
	US$	41,757,737	3,564,027
Investments in other companies	$ no Reaj.	2,651,817	2,795,686
	US$	21,682,898	18,842,721
	$ Col.	1,510,100	1,312,286
	Soles	26,962	23,431
	Real	2,673	2,805
Goodwill, net	$ no Reaj.	684,114,838	625,799,583
	US$	10,994,180	8,674,293
	$ Col.	8,427,567	6,704,537
Negative goodwill, net	$ no Reaj.	(7,711,148)	(12,017,963)
	US$	(8,241,974)	(6,272,756)
	Soles	(23,802,402)	(19,103,601)
Long-term accounts receivable	$ Reaj.	9,950,282	5,960,919
	$ no Reaj.	953,209	732,467
	US$	2,200,940	—
	$ Col.	6,890,342	59,460,267
	Soles	162,464	65,662
	$ Arg.	67,763,155	99,616,044
	Real	59,732,796	29,702,484
Amounts due from related companies	$ no Reaj.	—	626,547
	US$	97,222,765	—
Deferred taxes	Real	13,155,686	—
Other long-term assets	$ Reaj.	242,777	1,346,395
	$ no Reaj.	99,696,320	29,957,885
	US$	117,740	55,220,674
	$ Col.	21,205,966	19,399,101
	Soles	4,068,785	3,754,498
	$ Arg.	28,660,732	15,152,751
	Real	179,405,710	162,780,692

Total other assets		1,404,530,411	1,169,733,052

Total assets by currency	$ Reaj.	17,027,742	14,358,949
	$ no Reaj.	3,851,044,235	3,934,702,079
	US$	261,279,338	335,980,507
	Euro	6,946	96,445
	Yen	243	225
	$ Col.	2,243,738,111	2,091,918,597
	Soles	1,157,890,454	971,913,305
	$ Arg.	1,309,981,678	1,184,454,094

	Real	3,043,134,974	2,904,342,443

Total assets by currency		11,884,103,721	11,437,766,644

(d) Current liabilities

		Within 90 days				91 day to 1 year
		As of December 31, 2006		As of December 31, 2007		As of December 31, 2006		As of December 31, 2007
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks and	$ Reaj.	2,244	0.30%	4,089	0.30%	—	—	—	—
financial institutions	$ no Reaj.	222,432	0.96%	6,627	0.00%	—	—	—	—
	US$	7,427,503	10.49%	8,218,800	6.03%	1,522,497	6.94%	23,416,144	10.30%
	Yen	—	—	57,386	12.75%	—	—	6,298,867	12.75%
	$ Col.	98,951,084	8.35%	83,609,969	12.01%	—	—	—	—
	Soles	31,414,031	5.62%	38,359,881	5.55%	—	—	—	—
	$ Arg.	591,727	13.70%	1,114,970	7.90%	2,240,837	8.72%	—	—
	Reales	1,284,987	16.58%	5,774,621	8.10%	—	—	2,833,525	5.58%
	Others	536,769	2.80%	—	0.00%	—	—	—	—
Current portion of long-term debt	$ no Reaj.	32	—	32	0.30%	—	—	—	—
due to banks and financial institutions	$ Reaj.	—	—	—	—	415,497	9.00%	—	—
	US$	19,150,148	11.05%	18,227,924	7.73%	31,849,879	8.68%	23,372,542	9.41%
	Euro	—	—	—	—	884,787	4.23%	—	—
	$ Col.	19,365,278	9.85%	9,069,236	12.19%	—	—	—	—
	Soles	10,665,834	5.00%	28,211,708	5.96%	—	—	—	—
	$ Arg.	333,672	12.11%	—	0.00%	2,505,203	3.10%	2,003,678	1.75%
	Reales	4,069,981	17.86%	780,784	12.75%	16,529,136	15.45%	47,644,953	13.52%
Current portion of bonds payable	$ Reaj.	1,829,608	5.63%	1,918,224	5.71%	2,532,320	5.61%	2,951,811	5.71%
	US$	43,150,904	5.38%	6,287,431	7.78%	33,606,595	8.22%	228,769,157	7.78%
	$ Col.	4,442,330	10.15%	9,582,791	10.95%	—	—	—
	Soles	1,824,899	6.55%	18,879,245	6.07%	10,830,382	7.19%	4,975,532	6.07%
	$ Arg.	3,740,523	10.43%	101,860	11.75%	7,468,236	10.43%	—
	Reales	—	—	—	—	12,159,163	14.53%	92,568,646	13.23%
Current portion of long-term	$ no Reaj.	1,693	—	—	—	—	—	—
notes payable	US$	21,914,304	7.42%	12,224,280	7.42%	11,662,164	7.42%	7,205,899	7.42%
	$ Arg.	—	—	1,063,998	13.10%	—	—	2,920,274	13.10%
	Reales	—	—	—	—	2,962,525	—	769,241	5.00%
Dividends payable	$ no Reaj.	1,668,202	—	4,142,562	—	—	—	—	—
	$ Col.	63,055,251	—	14,194,394	—	—	—	—	—
	Soles	2,255,472	—	18,402	—	—	—	—	—
	$ Arg.	2,127	—	—	—	—	—	—	—
	Reales	13,232,333	—	14,530,457	—	—	—	—	—
Accounts payable	$ Reaj.	38,103	—	112,058	—	—	—	—	—
	$ no Reaj.	95,114,000	—	167,648,213	—	—	—	—	—
	US$	12,573,019	—	33,623,137	—	532,187	—	8,194,660	—
	Euro	1,153,194	—	1,025,690	—	—	—	—	—
	$ Col.	57,380,444	—	61,943,498	—	—	—	—	—
	Soles	33,005,936	—	25,970,113	—	2,199,029	—	1,344,926	—
	$ Arg.	62,637,722	—	61,367,588	—	—	—	—	—
	Reales	86,527,665	—	109,124,490	—	45,929,107	—	44,401,473	—
Short-term notes payables	Reales	3,253,625	—	6,526,529	—	13,636,854	—	9,435,198	—
Miscellaneous payables	$ no Reaj.	5,744,671	—	9,511,986	—	—	—	—	—
	US$	15,104,101	—	551,597	—	837,358	—	6,981,468	—
	Euro	610	—	—	—	—	—	—	—
	$ Col.	15,453,115	—	24,943,812	—	—	—	—	—
	Soles	18,816,805	—	6,859,649	—	216,775	—	2,183,671	—
	$ Arg.	80,831	—	41,077	—	—	—	201,647	—
	Reales	28,092,534	—	19,894,017	—	35,275,963	—	34,924,981	—
	Others	7,244	—	6,745	—	—	—	—	—
Amounts payable to related	$ no Reaj.	1,095,955	—	321,644	—	—	—	—	—
companies	US$	3,039,973	—	3,006,074	—	—	—	—	—
	Soles	1,431,079	—	383,347	—	—	—	—	—
	$ Arg.	26,505,339	—	28,140,054	—	—	—	—	—
Accrued expenses	$ Reaj.	—	—	—	—	1,336,697	—	2,463,021	—
	$ no Reaj.	14,567,202	—	12,150,816	—	19,232,520	—	20,552,346	—
	US$	2,421,289	—	6,630	—	37,078	—	77,915	—
	$ Col.	13,118,853	—	15,922,583	—	—	—	—	—
	Soles	7,085,207	—	5,167,546	—	260,427	—	938,180	—
	$ Arg.	5,388,567	—	5,879,657	—	—	—	—	—
	Reales	8,557,241	—	8,834,674	—	13,217,500	—	13,062,584	—
Withholdings	$ no Reaj.	11,166,123	—	21,662,709	—	—	—	—	—
	$ Col.	3,214,796	—	5,463,809	—	—	—	—	—
	Soles	6,818,513	—	5,144,901	—	144,470	—	227,112	—
	$ Arg.	14,396,065	—	16,533,702	—	—	—	—	—
	Reales	36,384,853	—	25,359,740	—	35,260,806	—	31,641,193	—
Income tax payable	$ no Reaj.	338,827	—	—	—	38,409,552	—	121,265	—
	$ Col.	33,147,732	—	—	—	—	—	—	—
	Soles	12,013,445	—	—	—	—	—	—	—
	$ Arg.	4,252,372	—	14,722,948	—	759,904	—	91,243	—
	Reales	16,129,535	—	2,490,801	—	51,863,663	—	916,818	—
Reimbursable financial contributions	$ no Reaj.	3,661,246	—	4,907,779	—	757,744	—	2,552,735	—
	$ Col.	972,978	—	369,014	—	—	—	—	—
	$ Reaj.	1,542	—	1,691	—	4,628	—	5,071	—
	$ no Reaj.	8,017	—	8,062	—	1,112,585	—	1,325,255	—

		Within 90 days				91 day to 1 year
		As of December 31, 2006		As of December 31, 2007		As of December 31, 2006		As of December 31, 2007
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Other current liabilities	$ Reaj.	—	—	—	—	65,846	—	—	—
	$ no Reaj.	17,382	—	9,460	—	85,798	—	107,564	—
	US$	1,167,359	—	2,150,224	—	—	—	4,309,486	—
	$ Col.	16,275,624	—	5,444,461	—	—	—	—	—
	Soles	583,319	—	1,043,626	—	—	—	—	—
	$ Arg.	31,176,603	—	57,215,594	—	—	—	—	—
	Reales	30,011,605	—	42,519,118	—	17,064,223	—	18,078,563	—

Total current liabilities by currency	$ Reaj.	1,871,497		2,036,062		4,354,988		5,419,903
	$ no Reaj.	133,605,782		220,369,890		59,598,199		24,659,165
	US$	125,948,600		84,296,097		80,047,758		302,327,271
	Euro	1,153,804		1,025,690		884,787		—
	Yen	—		57,386		—		6,298,867
	$ Col.	325,377,485		230,543,567		—		—
	Soles	125,914,540		130,038,418		13,651,083		9,669,421
	Reales	227,544,357		235,835,231		243,898,940		296,277,175
	$ Arg.	149,105,548		186,181,448		12,974,180		5,216,842
	Others	544,013		6,745		—		—

Total current liabilities		1,091,065,626		1,090,390,534		415,409,935		649,868,644

(e) Long-term liabilities as of December 31, 2006

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
					Average		Average		Average
			Average		Rate		Rate		Rate
Rubro	Currency	Amount	Rate	Amount	anual	Amount	anual	Amount	anual
		ThCh$		ThCh$		ThCh$		ThCh$

Due to bank and financial	US$	308,377,641	7.34%	141,153,408	7.75%	50,923,749	7.90%	8,549,013	8.66%
institucions	$ Arg.	31,742,485	12.14%	12,593,240	10.18%	—	—	—	—
	$ Col.	77,899,099	9.16%	—	—	—	—	—	—
	Soles	27,189,832	4.00%	—	—	—	—	—	—
	Reales	76,187,005	13.25%	58,861,461	14.75%	179,505,352	12.06%	—	—
Bonds payable	$ Reaj.	79,247,549	6.20%	78,773,088	4.80%	—	—	65,159,131	5.95%
	US$	468,865,225	8.08%	—	—	697,427,876	7.96%	267,113,092	7.56%
	$ Col.	93,487,692	8.84%	153,240,006	10.16%	127,700,022	10.47%	—	—
	Soles	46,921,486	6.54%	25,024,007	7.20%	47,821,518	8.21%	—	—
	Reales	30,698,200	17.71%	77,557,619	11.63%	98,952,823	11.63%	—	—
Long-term notes payable	US$	32,008,627	7.42%	25,191,665	7.42%	—	—	—	—
	$ Arg.	4,171,878	—	—	—	—	—	—	—
	Reales	40,599,400	10.61%	9,033,548	10.61%	8,042,343	10.61%	1,657,815	10.61%
Miscellaneous payable	$ Reaj.	—	—	—	—	—	—	140,457	—
	$ no Reaj.	8,251,163	—	—	—	—	—	—	—
	US$	32,967,048	0.58%	39,107,921	0.18%	36,224,581	6.50%	15,159,777	6.50%
	$ Arg.	234,839	—	17,260	—	—	—	—	—
	Reales	18,607,777	—	4,579,241	—	9,876,189	—	—	—
Amounts payable to related companies	US$	12,082,887	—	—	—	—	—	—	—
Accrued expenses	$ Reaj.	137,735	—	—	—	—	—	—	—
	$ no Reaj.	3,764,289	—	3,607,093	—	8,924,645	—	16,498,685	—
	$ Col.	78,175,913	—	—	—	—	—	—	—
	Reales	237,884,720	—	—	—	—	—	—	—
Reimbursable financial contributions	$ Reaj.	14,254	—	—	—	—	—	—	—
	$ no Reaj.	1,329,353	—	661,677	—	502,560	—	—	—
	Soles	556,931	—	39,754	—	66,258	—	—	—
Other long-term liabilities	$ Reaj.	2,480,808	—	1,653,872	—	3,652,284	—	—	—
	$ no Reaj.	169,215,213	—	780,961	—	32,531	—	—	—
	US$	326,615	—	636,337	—	—	—	—	—
	$ Col.	5,920,854	—	—	—	—	—	—	—
	$ Arg.	19,364,959	—	3,943,803	—	7,776,433	—	—	—
	Reales	16,160,213	—	—	—	—	—	—	—

Total long-term liabilities by currency	$ Reaj.	81,880,346		80,426,960		3,652,284		65,299,588
	$ no Reaj.	182,560,018		5,049,731		9,459,736		16,498,685
	US$	854,628,043		206,089,331		784,576,206		290,821,882
	$ Col.	255,483,558		153,240,006		127,700,022		—
	Soles	74,668,249		25,063,761		47,887,776		—
	$ Arg.	55,514,161		16,554,303		7,776,433		—
	Reales	420,137,315		150,031,869		296,376,707		1,657,815

Total long-term liabilities		1,924,871,690		636,455,961		1,277,429,164		374,277,970

(f) Long-term liabilities as of December 31, 2007

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial institutions	US$	324,569,644	6.71%	111,876,345	6.30%	32,495,769	8.63%	3,306,080	10.43%
	$ Arg.	3,981,984	1.75%	995,577	1.75%	—	—	—	—
	$ Col.	—	—	75,222,686	12.19%	—	—	—	—
	Reales	155,514,187	13.81%	275,204,413	13.80%	41,556,728	13.65%	—	—
Bonds payable	$ Reaj.	99,684	5.50%	—	—	—	—	219,857,880	5.27%
	US$	310,994,010	8.22%	13,912,918	4.36%	596,135,827	7.92%	129,824,438	7.45%
	$ Col.	146,064,243	10.69%	156,291,249	11.24%	261,792,340	10.83%	—	—
	Soles	38,843,435	6.90%	27,345,848	6.38%	73,000,046	6.80%	8,289,790	6.30%
	$ Arg.	—	0.00%	26,006,931	11.75%	—	—	—	—
	Reales	34,672,030	14.70%	103,793,429	12.80%	—	—	—	—
Long-term notes payable	US$	29,099,369	7.42%	27,888,796	7.42%	—	—	—	—
	$ Arg.	6,059,723	13.10%	—	0.00%	—	—	—	—
	Reales	35,600,085	10.61%	15,044,209	10.61%	9,275,471	10.61%	—	—
Miscellaneous payable	$ Reaj.	—	—	—	—	—	—	157,111	—
	$ no Reaj.	9,577,891	0.00%	2,832,747	—	—	—	—	—
	US$	12,862,368	11.50%	29,595,608	11.50%	46,849,488	6.50%	11,808,090	6.50%
	$ Arg.	650,185	—	473,626	—	—	—	—	—
	Reales	13,942,945	—	5,323,307	—	9,875,274	—	—	—
Amounts payable to related companies	US$	—	—	8,161,792	—	—	—	—	—
Accrued expenses	$ no Reaj.	3,529,014	—	3,475,280	—	9,578,252	—	14,941,681	—
	$ Col.	71,951,638	—	—	—	—	—	—	—
	Reales	224,748,944	—	—	—	74,895	—	—	—
Deferred taxes	$ no Reaj.	—	—	—	—	22,440,908	—	—	—
Reimbursable financial contributions	$ Reaj.	7,439	—	—	—	—	—	—	—
	$ no Reaj.	1,857,133	—	924,411	—	672,401	—	—	—
	Soles	290,345	—	72,260	—	—	—	—	—
Other long-term liabilities	$ Reaj.	—	—	—	—	7,063,927	—	—	—
	US$	689,877	—	718,987	—	204,462,123	—	—	—
	$ Col.	4,663,840	—	—	—	—	—	—	—
	Soles	268,393	—	15,554	—	646,954	—	—	—
	$ Arg.	19,063,473	—	397,881	—	774,996	—	—	—
	Reales	12,474,586	—	—	—	—	—	—	—

Total long-term liabilities by currency	$ Reaj.	107,123		—		7,063,927		220,014,991
	$ no Reaj.	14,964,038		7,232,438		32,691,561		14,941,681
	US$	678,215,268		192,154,446		879,943,207		144,938,608
	$ Col.	222,679,721		231,513,935		261,792,340		—
	Soles	39,402,173		27,433,662		73,647,000		8,289,790
	$ Arg.	29,755,365		27,874,015		774,996		—
	Reales	476,952,777		399,365,358		60,782,368		—

Total long-term liabilities		1,462,076,465		885,573,854		1,316,695,399		388,185,070

Note 33. Sanctions
Chilectra S.A.
a.	On April 27, 2004, through Exempt resolution 814, the Superintendence of Electricity and Fuel (S.E.F.) penalized the Company for a total amount of 1,830 UTA, as a result of the blackout which occurred on January 13, 2003, that affected the area between Tal Tal and Santiago. On May 7, 2004, the Company filed an appeal whose jurisdiction and solution belongs to the Superintendence of Electricity and Fuel (S.E.F.). The S.E.F. rejected the appeal and a claim petition was filed with the Santiago Court of Appeals. Waiting for the case to be put on the weekly list of cases to be heard by that Court.

The resolution issued by the Santiago Court of Appeal can be appealed against in the Supreme Court.

To this date, the Company cannot exactly forecast the effects the final resolution will have on its financial statements.

b.	Summary trial to complain about the fine imposed by the Superintendence of Securities and Insurance, 10 thCivil Court of Santiago (Case No. 4394-97). This summary trial was brought by Chilectra S.A. (formerly Elesur S.A.) according to the regulations of Statutory Decree 3538 (Basic Law on the Superintendence of Securities and Insurance) against such Superintendence, and its purpose is to petition for the line imposed by such inspection agency via exempt resolution No. 337 of October 31, 1997 (U.F. 100,000 — 100,000 inflation index-linked units of account) to be declared null and void. On November 17, 2000, the court ruled an appealable judgment endorsing the claim by Chilectra S.A. (formerly Elesur S.A.), declaring the fine imposed by the Superintendence null and void. The ruling states, in sum, that there was no use of privileged information since it was one of the parties to the contract’s own information. The Superintendence lodged an appeal for annulment of the ruling (case number 82-2001). On June 6, 2006, the Santiago Court of Appeals revoked the ruling, maintaining al1 parts of Exempt Resolution 337 of the Superintendence. On June 23, 2006, appeals for annulment in form and substance were lodged with the Supreme Court. On May 8, 2007, the pleas were raised in the Supreme Court. On July 26, the Supreme Court rejected the appeals for annulment in form and substance, stating, with regard to the latter remedy, that “the judgment issued by the Court of Appeal established as a fact of the case that, given its position, ELESUR had access to privileged information and that it used this information to its benefit, which cannot be reviewed by an appeal for annulment or review by a higher court on the grounds of an error of law or breach of procedural rights because there has not been any breach or infringement of the regulations regulating evidence. In point of fact, there has been no alteration of the burden of proof.” (whereas clause 19). On August 16, 2007, an interest rebate was applied for to the Treasury, which, via Official Letter 1773, endorsed the request made by Chilectra S.A., reducing interest by 50%. On August 31, 2007, Chilectra S.A. deposited Ch$ 3,562,253,019 in the Treasury, thereby concluding the proceeding.

The Company and the Board of Directors have not been the target of any other sanctions by the SVS or by any other administrative authorities.
Note 34. Environment
Chilectra S.A.
The Company has disbursed ThCh$697,476 during the year mainly for the following:
Investments:
•	“Space cape” and pre-assembling for maintenance and improvement of installations.
Expenses:
•	Associated with handing dangerous waste controlled via the Management System

•	Environmental to comply with current legislation.

•	Pruning and felling associated with the need to keep the lines clear.
Endesa Chile
During 2007, the Company and its subsidiaries have made disbursements for a value of ThCh$ 2,689,343, which mainly correspond to:
Operation expenses: They correspond to laboratory studies, monitoring, follow-up and analysis, which were treated as fiscal year expenses of ThCh$ 2,344,963 and environmental protection at Hidroeléctrica El Chocón and Endesa Costanera S.A. (environment monitoring, cleaning of hydrocarbon separator chambers, measurement of gas emissions, nitrogen oxide and sulphur dioxide) equivalent to ThCh$ 184,949.

Investments related to the following projects, which have been capitalized in the amount of ThCh$ 344,380:
•	Tarapacá — Performance of works promised in its SGA under ISO 14,001.

•	Los Molles — Resolution of environmental liabilities.

•	Cipreses — Performance of environment works promised in River Maule.

•	Sauzal — Performance of environment works promised in River Cachapoal and the power station, by its Environmental Management System (SGA).

•	San Isidro — Performance of works promised in its SGA under ISO 14,001.

•	Bocamina — Development and execution of a project to abate noise levels, which involves the power station’s noisiest equipment, as part of its SGA under ISO 14,001.

•	Rapel — Resolution of environment liabilities and replacement and disposal of condensators with PCB.

•	Sausalito — Replacement and disposal of condensators with PCB.

•	Isla — Replacement and disposal of condensators with PCB.

•	Pehuenche — Resolution of environment liabilities and landscape restoration in dome of them.

•	Abanico — Performance of works associated with contaminated water traps.

•	El Toro — Performance of works associated with contaminated water traps and measuring ecological flow.

•	Pangue — Construction of containment spillways for oil spills from transformers.

•	Ralco — Construction of containment spillways for oil spills from transformers.

•	Tal Tal — Performance of works promised in its SGA under ISO 14,001.

•	Diego de Almagro — Performance of works promised in its SGA under ISO 14,001.

Note 35. Subsequent Events
Endesa Chile.
On April 29, 2008, Gas Atacama Generación (“GAG”) a subsidiary of the Company’s equity method investee Inversiones Gas Atacama Holding Ltda. (“GAT”) signed a memorandum of understanding (“MOU”) with several important northern mining companies and its owners, Endesa Chile and Southern Cross, allowing GAG to continue operations while seeking a definite solution to the company’s situation.
The MOU called for a definitive contract covering a substantial part of the EMEL deficit, which has been growing over time. This back-up contract was signed on April 29, 2008, with the participation of mining companies representing 85.93% of the 1,554 MW (maximum demand at peak hour in the SING, excluding demand arising from distribution companies). Among the principal objectives of the contract, are the following: (1) continuity of electricity supply in the SING, with a back-up of up to 600 MW operating continuously through December 31, 2013, with diesel if necessary, so as to minimize the risk of electricity rationing, and the concurrent losses to production for the copper mines; and (2) the achievement of a generation capacity cushion until 2013 which would permit failure of other operating units or delays in the beginning of operations of new coal-burning plants. The mining companies that were signatories to the agreement include BHP Billiton (Escondida, Spence, Cerro Colorado), Codelco (Chuquicamata, Radomiro Tomic and Gabriela Mistral), Collahuasi, Freeport (El Abra), Barrick (Zaldívar), Anglo American (Mantos Blancos), Xstrata (Lomas Bayas), SQM, Antofagasta Minerals (El Tesoro), Teck-Cominco (Quebrada Blanca) and Yamana (Meridian Gold). In a parallel manner, GAT entered into a long-term contract with Compañía de Petróleos de Chile Copec S.A., a large Chilean distributor of petroleum-derived hydrocarbons, in order to secure the availability of diesel through the end of 2013, for a daily consumption of up to 3,400 cubic meters.
The recent contract with the mining companies requires that the latter pay a price for the back-up service that accounts for approximately 71% of the EMEL deficit and the remaining 29% is to be financed by GAT, Southern Cross and Endesa Chile, with caps of US$ 50 million each for the latter two owners. The mining companies cap their price at US$ 650 million, and if oil prices exceed US$ 120/barrel during the period, or for any other reason, this capped amount should be reached, they have a right to an early termination of the contract. This solution, although reducing significantly the probability of bankruptcy at GAG, implies certain risks and costs to GAT and its owners. In addition, the price of diesel, as of the time of this report, has shown an upward trend, already exceeding the US$ 120/barrel reference level, making the operating monthly cost exceed the amount which allows the cap to be extended beyond December 2011. Therefore, there is no reason, as of the date of this report, to expect a reversal of the investment impairment provision taken in the 2007 financial statements, in connection with GAT, our affiliate.
Management is not aware of other significant events have occurred after year-end that could affect the presentation of the financial statements.

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
(a) Inflation accounting
The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2007, was approximately 13.1%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. As allowed pursuant to Item 17 c (iv) of Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.
(b) Reversal of revaluation of property, plant and equipment
In accordance with standards issued by the SVS, certain property, plant and equipment are recorded in the financial statements at amounts determined in accordance with a technical appraisal. The difference between the carrying value and the revalued amount is included in shareholders’ equity, beginning in 1989, in “Other reserves”, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is prohibited under U.S. GAAP. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense are included in paragraph (ee) below.
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
As discussed in paragraph (i), under Chilean GAAP, assets acquired and liabilities assumed are recorded at their carrying value, and the excess of the purchase price over the carrying value is recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill. As part of the purchase of the majority ownership interest in Endesa Chile, under U.S. GAAP, the cost of the purchase price would have been allocated to the fair value of property, plant and equipment.
The effect on shareholders’ equity and net income for the years presented is included in paragraph (ee) below.
The company has considered the factors which could be considered changes in circumstances which would trigger an impairment review and, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposa1 of Long-Lived Assets” beginning in 2002, the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying grouping of assets at the lowest level which generates cash flow. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is recorded based on the excess carrying amounts of long-live assets (or asset group) over fair value. There were no impairment charges recorded under Chilean GAAP and U.S. GAAP.

(d) Special obligations
At the end of 2006, the Brazilian National Electric Power Agency (“Agencia Nacional de Energia Eléctrica” -ANEEL) published the Normative Resolution N°234 that established general concepts, methodologies and procedures to carry out the second round of the periodic Tariff review for public concessionaires engaged in the electric distribution sector services. These modifications were incorporated into the regulation issued by ANEEL during the year 2007, which contain the provisional parameters of the fix Tariff model for the following years. According to this, for US GAAP purposes a regulatory liability has been recognized and a charge to current year earnings for ThCh$ 128,867,428, in accordance to the provisions of FAS No. 71, “Accounting for the Effects of Certain Types Regulation”.

Under Chilean GAAP, regulatory accounting described in FAS No 71, does not apply and therefore the adjustment above mentioned has not been recorded.
(e) Deferred income taxes
Under Chilean GAAP, until December 31, 1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability was either offsetting or not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 and its related amendments issued by the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra (referred to as “complementary”) asset or liability has been recorded against the deferred tax assets and liabilities recognized as of January 1, 2000. Such complementary assets and liabilities are being amortized to income over the estimated average reversal periods of the underlying temporary differences to which the corresponding deferred tax asset or liability relates.
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
The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations (see note 36 II (c)). When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (ee) below.

(f) PIS-COFIN
Brazilian Tax Dispute — PIS and COFINS
In 1998, Brazilian Law 9718/98 was enacted, which increased the base for both PIS (Contribuição aos Programas de Integração Social — Contributions to Social Integration Programs) and COFINS (Contribuição para Financiamento da Seguridade Social — Contributions to the Financing of Social Security), which are social contributions taxation on revenues, beginning in 1999 to be levied on other revenue lines and not only sales, while at the same time, increasing the rate for COFINS from 2% to 3%.
The Company’s subsidiary in Brazil, Ampla, has decided not to pay such PIS and COFINS taxes under Law 9718/98 and has filed a tax lawsuit dispute challenging that the payment of PIS and COFINS on other revenues was unconstitutional. During 2007, such subsidiary received a favorable verdict from local courts, agreeing with the Company and ruling in favor of it on the grounds of the unconstitutionality of Law 9718/98. Such ruling, however, could be appealed by the Brazilian Government and would only achieve a final resolution upon the final decision of the Brazilian Federal Supreme Court. In this respect, several other companies have filed similar lawsuits on the same basis and have obtained a favorable ruling on the matter from the Brazilian Federal Supreme Court. Such cases have set a base jurisprudence ground that makes virtually certain that the final verdict will be in favor of the Company and, therefore, reducing to a remote, if any, the probability of the Company to make any payment in relation to this tax dispute.
Under Chilean GAAP, after the favorable verdict by a local court of the Company’s dispute and considering the base jurisprudence, the Company considered that it is not probable that it will have to pay any amount in relation to PIS and COFINS taxes as a result of Law 9718/98. As such, we have reversed the provision in 2007.
Under US GAAP, the probability of payment is irrelevant if settlement of the liability is required by current law or by contract. When the obligating event or transaction has occurred (in this instance, through sales or other revenues), the probability of payment is not relevant in determining whether a contractual or legal obligation is a liability or a loss contingency. That is, when the obligating event or transaction has occurred, the enterprise has incurred a liability; and accordingly, there is no contingency. Therefore, until the Brazilian Federal Supreme Court announces a favorable and final ruling the amount should stay provisioned by not recording the reversal made under Chilean GAAP.
The effect of this difference on the net income and shareholder’s equity of the Company is included in paragraph (ee) below.
(g) Pension and post-retirement benefits
During 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans — an amendment of FASB Statements N°87, 88, 106 and 132 (R)”. These statements required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The adoption resulted in the recognition through AOCI for accumulated effect through the 2006 year - end of prior service costs and related plan assets in the balance sheet of the certain Brazilian subsidiaries. The effects of the adoption of SFAS 158 are presented in paragraph (ee) below.
The effects of accounting for post-retirement benefits under US GAAP have been presented in paragraph (ee).
(h) Investments in related companies
Under Chilean GAAP, until December 31, 2003 for all investments accounted for by the equity method, the proportionate net book value of the investee company was recorded as an investment and the difference between the cost of investment and the proportionate net book value of the investee was recorded as goodwill. The goodwill is to be amortized to income over a maximum period of twenty years. The investment account is adjusted to recognize the investor’s share of the earnings or losses of the investee determined under Chilean GAAP subsequent to the date of the purchase. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities assumed for the accounting for all acquisitions after January 1, 2004 and recording the differential between the cost and the fair value as goodwill/negative goodwill as well as prospectively designating all investments of 20% to 50% as having significant influence rather than the 10% to 50% level previously defined as having significant influence in Chilean GAAP. No retroactive changes or cumulative effects of changes in accounting principles were required under Technical Bulletin No. 72.

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
The Company’s equity share of the effect of the adjustments from Chilean GAAP to U.S. GAAP for equity method investees is included in paragraph (ee) below. The principal U.S. GAAP adjustments affecting the Company’s equity investees are as follows:
(i)	Reversal of capitalized foreign currency exchange differences related to capitalized interest.

(ii)	Reversal of complementary accounts (asset or liability) recorded as a transitional provision in connection with the adoption of Technical Bulletin N°60 as of January 1, 2000.

(iii)	Organizational costs deferred under Chilean GAAP that, under U.S. GAAP, should have been included in income.

(iv)	The recording of derivative instruments in accordance with SFAS No. 133.

(v)	The deferred income tax effects of adjustments (i), (iii) and (iv).
(i) Goodwill
(i)	Under Chilean GAAP, for acquisitions that occurred until December 31, 2003 assets acquired and liabilities assumed were recorded at their carrying value and the excess of the purchase price over the carrying value is recorded as goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of goodwill to 20 years from the previous 10 years.

Under US GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired are recorded as goodwill. Prior to January 1, 2002 under US GAAP, the Company amortized goodwill on a straight-line basis over the estimated useful lives of the assets, ranging from 20 to 40 years.

On January 1, 2002, the Company adopted SFAS 142 and thus ceased amortizing goodwill under US GAAP. Instead, impairment tests are preformed at least annually on the level of reporting units.

Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value of acquired assets and liabilities assumed for the accounting for all acquisitions after January 1, 2004, and consequently after that date difference in accounting treatment related to the recognition of assets acquired and liabilities assumed between Chilean GAAP and US GAAP no longer exists.

(ii)	Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment on the level of cash-generating units. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2006 and 2007, apart from the impairment of goodwill over the Company’s equity method investee Gas Atacama Holding. See Note 11(j).

Under US GAAP, goodwill is tested for impairment at least annually on the level of reporting units, which the Company defined to be as operation units. In addition, goodwill is evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is performed based on a two-step approach:
1.	The first step is to compare each reporting unit’s fair value with its carrying amount including goodwill. If a reporting units carrying amount (including goodwill) exceeds its fair value, goodwill might be impaired and the second step is required
2.	The second step is to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of goodwill. The implied fair value is computed by allocating the reporting unit’s fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination accounted for in accordance with SFAS 141. The difference between the fair value of the reporting unit and the fair value of its net assets is the implied fair value of goodwill. If the implied fair value of goodwill is less than its carrying amount, the carrying amount is written-down against income to the implied fair value of goodwill.
The Company carried out the required annual impairment test of goodwill in the fourth quarter of each year.

The following effects are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below:
(i)	differences in the amount of goodwill under US GAAP related to basis differences in the original determination and subsequent amortization methodology between Chilean GAAP and US GAAP;

(ii)	the reversal of negative goodwill impairment under Chilean GAAP, as under US GAAP negative goodwill is treated as an adjustment to the net book value of the related fixed assets to their fair value;

(iii)	the reversal of goodwill amortization recorded under Chilean GAAP.
(j) Negative Goodwill
Under Chilean GAAP, until December 31, 2003, the excess of the carrying value of the assets assumed in a business combination over the purchase price is recorded as negative goodwill. Circular No. 1358, dated December 3, 1997 issued by the SVS, extended the maximum amortization period of negative goodwill to 20 years from the previous 5 years. Technical Bulletin No. 72 issued by Chilean Association of Accountants requires using fair value accounting for all acquired assets and liabilities assumed for all acquisitions after January 1, 2004. Technical Bulletin No. 72 states that whenever the negative goodwill exceeds the fair value of identified non-monetary assets, the excess must be recognized immediately as income.
Under U.S. GAAP, the fair value of the net assets acquired in excess of the purchase price is allocated proportionately to reduce the values assigned to long-lived assets. If the allocation reduces the long-lived assets to zero, the remainder of the excess is recorded as an extraordinary gain to income.
The effect of reduced depreciation expense on the long-lived assets (for which no circumstances changed requiring an impairment test under SFAS N°144) to which negative goodwill had been allocated under U.S. GAAP net of reversals of both amortization and write-offs of negative goodwill recorded in Chilean GAAP (over the appropriate useful lives as defined in the first paragraph) are included in paragraph (ee) below.
Adjustments related to negative goodwill necessary to make the consolidated financial statements conform to US GAAP are included in paragraph (ee) below and are as follows:
•	The reversal of negative goodwill amortization and write-offs described in paragraph (i) above, which did not meet the US GAAP impairment criteria for long-lived assets under SFAS 144 and the reversal of negative goodwill amortization recorded under Chilean GAAP;

•	The effects of reducing depreciation expense, due to the proportionate allocation of the excess purchase price to property, plant and equipment and other effects on income.

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
Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been avoided if the project had not been done. In addition, under U.S. GAAP, foreign translation exchange differences may not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (ee) below.
(l) Accumulated deficit during the development stage
Prior to the adoption of Circular 1819 issued by the SVS on January 1, 2007, under Chilean GAAP, the net income (loss) incurred during the development stage of subsidiary companies are recorded directly in the parent company’s equity, rather than in income. Furthermore, companies in the development stage were not consolidated even if the Company owned the majority of voting rights.
Under US GAAP, such results must be included in the consolidated statement of income. As of December 31, 2005 no company was classified as development stage company. For the year ended December 31, 2006 and 2007, the effects of the adjustment are included in paragraph (ee) below.
On January 1, 2007 the Company adopted Circular 1819 issued by the SVS (see note 3), requiring consolidation of subsidiaries in development stage and recording income derived from development stage companies in accordance with accounting principles for consolidation or investments in related companies, respectively. Thus, subsequent to the adoption of Circular 1819, the accounting treatment under Chilean GAAP is the same as under US GAAP
(m) Minimum dividend
As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses or interim dividends have been paid to shareholders. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed. Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (ee) below to reflect the unrecorded dividend liability for 2006 and 2007, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.
(n) Capitalized general and administrative expenses
Under Chilean GAAP, Endesa Chile and certain Brazilian subsidiaries capitalize a portion of its administrative and selling expenses as part of the cost of construction in progress because a substantial portion of the efforts of management were involved in the administration of major projects. Under U.S. GAAP, general and administrative expenses are charged to expense unless they can be directly identified with the supervision of the construction of specific projects. Under Chilean GAAP the Company has also capitalized other administrative expenses into other long-term assets, which under US GAAP would not be allowed. The effects of eliminating capitalized general and administrative expenses and the related depreciation and amortization for U.S. GAAP purposes are shown below under paragraph (ee).

(o) Involuntary employee termination benefits
Under Chilean GAAP, the Argentine subsidiaries, Endesa Argentina S.A., recorded an accrual of certain involuntary employees termination benefits related to the restructuring plan announced in 1997. Additionally, during 2003 the Company increased the amount of the accrual recorded under Chilean GAAP. In accordance with US GAAP, in order to recognize a liability at the balance sheet date for the cost to terminate employees involuntarily, the following conditions have to be met:
•	Management, having the authority to approve the action, commits to a plan of termination

•	The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date

•	The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated, and

•	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
As of December 31, 2005, 2006 and 2007, respectively, this requirement had not been met. The effect of eliminating the accrued liability recognized is presented in paragraph (ee) below.
(p) Revenue recognition in Edesur
During 2005, Edesur reached final agreement with the relevant Argentinean authorities regarding an increase in tariffs related to electricity distribution services. This increase is currently pending ratification via formal decree by the executive power of the Argentinean government (PEN). At December 31, 2005 the Company believed were probable that the economic benefits associated with the tariff increase will flow to the enterprise, and that all other revenue recognition criteria established by Chilean GAAP has been met. Accordingly, the effects of the rate increase were included in 2005 revenues under Chilean GAAP. During 2006 there have been no ratification regarding the increase in tariffs; hence, the initial probable belief of the Company was reassessed and is not longer considered. Therefore, under Chilean GAAP the effects of the rates tariffs recognized as of December 31, 2005 has been adjusted and recognized in 2006. However, the effects of the increase in tariffs have not been included in revenues under U.S. GAAP, because management believes that the persuasive evidence of an arrangement criterion under SAB Topic 13 is not met until the agreement is formally ratified by the PEN.
The effect on net income for the years presented is included in (ee) below. Additionally, due to the adjustment recognized in 2006, there are no differences between Chilean and US GAAP in shareholders’ equity in the presented years.
(q) Elimination of capitalized interest in Brazil
Until 1999, under Chilean GAAP, the Company capitalized interest to property, plant and equipment as a result of the creation of a legal reserve specifically permitted in Brazil for the electricity industry by crediting interest expense. Under U.S. GAAP, interest capitalized must be based on actual interest incurred, and as such the effects of the elimination of the interest capitalized to property, plant and equipment and the effects on depreciation expense are included in paragraph (ee) below.
(r) Organizational and start-up costs
Certain costs related to the organization and creation of certain subsidiaries of the Company are deferred, capitalized and amortized under Chilean GAAP.
Under U.S. GAAP, such organizational and start-up costs may not be deferred and must be included in income as incurred.
The effects of the difference are included in paragraph (ee) below.

(s) Translation of Financial Statements of Investments Outside of Chile
Under Chilean GAAP, in accordance with Technical Bulletin 64 (“B.T. 64”) the financial statements of foreign subsidiaries that operate in countries exposed to significant risks (“unstable” countries), and that are not considered to be an extension of the parent company’s operations, are remeasured into US dollars. The Company’s foreign subsidiaries in Argentina, Peru, Brazil, and Colombia all meet the criteria of foreign subsidiaries that operate in countries exposed to significant risks under BT 64, and are remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:
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
The amounts of foreign exchange losses included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars were ThCh$ 27,270,956, ThCh$ 38,086,824 and ThCh$ 152,609,657 for the years ended December 31, 2005, 2006 and 2007, respectively (See Note 23).
Under US GAAP, the functional currency is determined based on criteria provided by SFAS 52, resulting in the functional currency of an entity being the currency of the primary economic environment of operations of the entity. Differences resulting from fluctuation of exchange rates between foreign currencies and functional currency are recorded in income, whereas translation differences from converting the financial statements from functional currency to the group’s presentation currency are recorded in other comprehensive income.
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
Under US GAAP, if the derivative is designated as a fair value hedge, changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized directly in earnings. If the derivative is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are reclassified into earnings in the same period during which the hedged item affects earnings. Ineffectiveness, if any, is reflected directly in earnings. Finally, the gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation shall be reported in the same manner as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges shall be reported in earnings. If the derivative is not designated as a hedge, or if it does not meet the requirements for hedge accounting under SFAS 133, changes in fair value of the derivative instrument are recorded directly in earnings.

Until December 31, 2004 the Company applied hedge accounting only to some derivative instruments under US GAAP. All those derivative instruments where hedge accounting did not apply have been accounted at fair value with changes in fair value recognized directly in earnings. However, hedge accounting was applied under Chilean GAAP to other derivative instruments in addition to those applied under US GAAP in those periods. Starting as of and for the years ended December 31, 2005, 2006 and 2007, the Company applied hedge accounting under both Chilean and US GAAPs to a portfolio of derivative instruments executed in those years.
The Company has designated under Chilean GAAP certain non-derivative financial instruments as hedges of the foreign currency exposure of net investments in foreign operations. The gain or loss on the non-derivative financial instrument that is designated as a hedge is reported as a translation adjustment to the extent it is effective as a hedge, any ineffectiveness is recorded in earnings. This accounting treatment is consistent with SFAS 52 and SFAS 133.
SFAS 133 also requires that certain embedded derivatives be separated and reported on the balance sheet at fair value and be subject to the same rules as other derivative instruments. Current Chilean accounting rules do not consider the existence of derivative instruments embedded in other contracts and therefore they are not reflected in the financial statements under Chilean GAAP.
The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2005, 2006 and 2007 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below.
(u) Fair value of long-term debt assumed
As part of the purchase of the majority ownership interest in Endesa Chile, a portion of the purchase price was allocated to the fair value of long-term debt. As discussed in paragraph (i), up until December 31, 2003, under Chilean GAAP, assets acquired and liabilities assumed were recorded at their carrying value, and the excess of the purchase price over the carrying value was recorded as goodwill. Under U.S. GAAP, assets acquired and liabilities assumed are recorded at their estimated fair values, and the excess of the purchase price over the estimated fair value of the net identifiable assets and liabilities acquired is recorded as goodwill.
The effect on shareholders’ equity and net income for the years presented is included in paragraph (ee) below.
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
The effect on shareholders’ equity and net income for the years presented is included in (ee) below.
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
Under Chilean GAAP, the Company recognized revenue and deferred costs related to those assets. Under U.S. GAAP, in accordance with EITF 92-7, “Accounting by Rate Regulated Utilities for the Effects of Certain Alternate Revenue Programs”, revenue amounts not expected to be collected within 24 months, have been deferred.
The effect of deferring revenues expected to be collected after two years is included in (ee) below.
(x) Reorganization of subsidiaries
This adjustment corresponds to the following reorganizations of the Company’s subsidiaries:
•	Endesa Costanera S.A. and Central Buenos Aires (CBA) during 2001, in which Endesa Costanera acquired the minority interest in CBA from third parties and exchanged shares with Endesa Argentina S.A.

•	During 2006, the Company’s subsidiary Edegel was merged with Etevensa, an entity which was controlled by Endesa Internacional S.A., the Company’s parent company. This reorganization included a purchase of a minority interest portion in exchange for shares of Edegel and cash.

•	On April 1, 2006 the Company’s subsidiaries Chilectra S.A. was merged with Elesur S.A. (currently Chilectra S.A.) which is 99.09% owned by Enersis S.A. This reorganization included a purchase of a minority interest portion by cash.

•	During 2007, the Company’s subsidiaries Betania and Emgesa were merged into a new entity Emgesa (merged entity). (See note 11 (f) vi). The merger was materialized through a stock exchange where the Company exchanged the shares it owned in Betania and Emgesa for shares issued by the new entity Emgesa (merged entity). In addition, as a result of the share-exchange, the Company purchased a portion of minority interest from a third party.
Under Chilean GAAP, the Company recorded these transactions under the pooling of interests method, using the book values of the net assets acquired under merger accounting as prescribed by Technical Bulletin 72 for reorganizations under common control.
Under US GAAP, to the extent minority interest was acquired from a related party, the transaction shall be accounted for as a transaction under common control, using the pooling-of-interest method and thus book values to reflect the increase in participation, with any difference between purchase price consideration and book value of net assets acquired being recorded in shareholders’ equity. However, the purchase of minority interest to the extent that this minority interest was purchased from an unrelated party shall be accounted for under the purchase method pursuant to SFAS 141, measuring the assets acquired and liabilities assumed at fair values.
The effect of this difference on the net income and shareholder’s equity of the Company is included in paragraph (ee) below.

(y) Effects of minority interest on the U.S. GAAP adjustments
The net income and shareholders’ equity under Chilean GAAP is adjusted in the U.S. GAAP for the impact of the U.S. GAAP reconciling items on the allocation of income and loss to minority interests. The sum of this adjustment and the minority interest reflected in our consolidated income statement and balance sheet for each period presented under Chilean GAAP represents the allocation of our results and shareholders’ equity to our minority shareholders under U.S. GAAP.
The effect of this adjustment is included in net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below.
(z) Amortization of bond discount and deferred debt issuance costs
Under Chilean GAAP the company amortized bond discounts and deferred debt issuance costs using the straight line method over the estimate maturity of the related debt. Under U.S. GAAP, deferred debt issuance costs and bond discounts have to be amortized using the effective interest method. The effect of this adjustment included in the net income and shareholders equity reconciliation to US GAAP under paragraph (ee) below.
(aa) Asset retirement obligations
Under Chilean GAAP, there is no requirement to record obligations associated with the retirement of tangible long-lived assets. Under U.S. GAAP, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” effective January 1, 2003. Previously, the Company had not been recognizing amounts related to asset retirement obligations under U.S. GAAP. This standard requires the Company to record the fair value of the legal obligation it has to make certain environmental restorations upon closure of its facilities. The fair value of the liability is estimated by discounting the future estimated expenditures related to the restoration. The Company then measures changes in the liability due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change is the credit-adjusted risk-free rate that existed when the liability, or portion thereof, was initially measured. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate used for subsequent valuations is the interest rate that was valid at the time the new liability was incurred or when the change in estimate occurred. That amount is recognized as an increase in the carrying amount of the liability and the expense is classified as an operating item in the statement of income, referred to as accretion expense.
At the same time the standard requires the Company to capitalize the new asset retirement obligation costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. At December 31, 2005, 2006 and 2007, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.
In Peru, where we have eight hydroelectric plants and one thermoelectric plant, existing legislation includes the requirement for entities with electrical assets to conduct retirement activities when operations cease. In Chile, under certain concession decrees governing six distribution lines, we are similarly required to conduct retirement activities upon cessation of operations.
The effects of this U.S. GAAP adjustment on net income and shareholders’ equity are presented in note (ee) below.
(bb) Creation of Endesa Brasil
On September 30, 2005, certain Brazilian affiliates under common control were reorganized under a newly created holding company, Endesa Brasil S.A. In connection with this reorganization, Enersis transferred its interest in certain investees to Endesa Brasil in exchange for a 53.57% direct and indirect interest therein (see Note 2.a.iii). The Company began accounting for Endesa Brasil as a consolidated subsidiary as of that date. The difference between net assets contributed and received generated a difference if ThCh$ 6,795,425 presented as reserve in equity. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustment to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental charge to equity of ThCh$ 1,420,056 was recorded.
The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below.

(cc) Accounting for the Impairment or Disposal of Long-Lived Assets
In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business. This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows. Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2005, 2006, and 2007 no additional amounts were recorded for impairment under US GAAP.
(dd) Exchange of non-financial assets and acquisition of minority interest
As stated in Note 11 (f) vi, during 2007, the Company’s subsidiaries in Colombia were subject to a reorganization which involved the purchase of a minority interest portion. Under Chilean GAAP, the transaction was accounted for as a transaction under common control using book valued of the involved assets and liabilities, with any differences between net assets given up and net assets received being recorded in other reserves within shareholders’ equity. Under US GAAP, the several steps to materialize the transaction were accounted for as follows:
a.	The exchange of the participation in Betania against participation of Emgesa (merged entity) was accounted for as an exchange of financial assets, realizing a loss to the extent the transaction did not represent a common control transaction

b.	To the extent that minority interest was purchased from third parties, the transaction was accounted for under the purchase method pursuant to SFAS 141, with any excess of the purchase price consideration over the fair value of identifiable net assets acquired being accounted for as goodwill.

c.	To the extent third parties were involved, the disposal of a portion of participation of Emgesa (merged entity) was accounted for as a partial disposal of investments, affecting net income of the period to the extent the fair value of consideration received exceeded the book value of the investment together with the pro-rata portion of goodwill, fair value increment to net assets and accumulated other comprehensive income previously accounted for.
To the extent the transaction was carried out among parties under common control, book values were used and differences between consideration given (step a. and b.) and consideration received (step c.) over the book value of net assets received (step a. and b.) and book value of net assets given up (step c.) being recorded in other reserves of shareholders’ equity.

(ee) Effect of conforming to U.S. GAAP
The reconciliation of reported net income required to conform to U.S. GAAP is as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	74,584,165	307,121,433	188,376,410

Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,206,772	1,009,653	1,008,914
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(1,172,796)	(1,208,247)	(941,192)
Special Obligations (paragraph d)	—	—	(128,867,428)
Deferred income taxes (paragraph e)	6,385,846	12,756,498	12,460,703
PIS — COFIN (paragraph f)	—	—	(13,498,514)
Pension and post-retirement benefits (paragraph g)	1,646	167,004	915,409
Investments in related companies (paragraph h)	(36,326,106)	5,126,657	2,141,201
Amortization and impairment of goodwill (paragraph i)	59,884,018	59,418,178	59,160,536
Amortization of negative goodwill (paragraph j)	966,615	19,067,114	14,035,838
Capitalized interest (paragraph k)	12,379,696	12,783,397	8,302,776
Depreciation capitalized interest (paragraph k)	(1,814,000)	(2,188,351)	(1,461,799)
Difference foreign exchange capitalized (paragraph k)	7,152	33,735	28,819
Depreciation difference foreign exchange capitalized (paragraph k)	530,125	532,415	514,936
Accumulated deficit during the development stage (paragraph l)	—	(325,438)	—
Capitalized general and administrative expenses (paragraph n)	(3,216,816)	(3,147,648)	(9,756,672)
Involuntary employee termination benefits (paragraph o)	(18,546)	(22,871)	(18,385)
Revenue recognition in Edesur (paragraph p)	(4,277,821)	4,373,242	—
Elimination of amortization of capitalized interest in Brazil (paragraph q)	493,421	501,458	436,268
Amortization of organizational and start-up costs (paragraph r)	3,969,110	2,561,453	1,818,152
Derivative instruments operating income (paragraph t)	36,185,238	1,137,349	1,933,724
Derivative instruments non operating income (paragraph t)	(2,061,584)	(91,411)	(2,114)
Fair value of long-term debt assumed (paragraph u)	(1,050,635)	(29,396)	(29,395)
Deferred income (paragraph v)	137,839	140,244	121,784
Regulated assets and deferred cost (paragraph w)	13,231,912	(3,826,352)	479,460
Reorganization of subsidiaries (paragraph x)	(250,083)	(254,446)	(936,438)
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	(7,505,287)	(7,745,228)	62,097,447
Deferred tax effects on the U.S. GAAP adjustments	(18,198,488)	(20,213,677)	(9,727,849)
Amotization of bond discount and deferred debt issuance cost (paragraph z)	—	2,511,606	(494,011)
Asset retirement cost — (paragraph aa)	(69,240)	(12,985)	(25,048)
Asset retirement obligations — liabilities (paragraph aa)	159,403	(1,224,564)	(19,889)

Net income in accordance with U.S. GAAP	134,161,556	388,950,822	188,053,643

Net income in accordance with U.S. GAAP	134,161,556	388,950,822	188,053,643

Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of minority interest	(113,524,133)	16,948,488	(122,816,340)
Cumulative translation adjustment related to U.S GAAP adjustments net of minority interest	22,703,029	(3,581,052)	4,597,060
Fair value change of hedging instruments used in cash flow hedges	1,414,993	(48,057,287)	1,987,463
Application of FAS 158	—	—	(481,754)

Comprehensive income in accordance with U.S.GAAP	44,755,445	354,260,971	71,340,072

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	2006	2007
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	3,082,253,169	2,903,209,631

Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(9,921,971)	(8,899,184)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(10,749,051)	(12,267,623)
Special Obligations (paragraph d)	—	(128,867,428)
Deferred income taxes (paragraph e)	(196,296,393)	(175,986,589)
PIS — COFIN (paragraph f)	—	(13,498,514)
Pension and post-retirement benefits (paragraph g)	8,653,946	2,900,844
Investments in related companies (paragraph h)	(2,463,392)	(19,365)
Goodwill (paragraph i)	515,047,345	568,247,561
Goodwill gross amount (paragraph i)	94,960,410	95,336,070
Negative goodwill (paragraph j)	(364,500,726)	(306,250,170)
Capitalized interest (paragraph k)	85,072,971	80,770,462
Exchange difference (paragraph k)	(21,378,757)	(20,003,141)
Minimum dividend (paragraph m)	(51,240,560)	(37,842,392)
Capitalized general and administrative expenses (paragraph n)	(31,546,887)	(39,130,341)
Involuntary employee termination benefits (paragraph o)	41,741	17,888
Elimination of capitalized interest in Brazil (paragraph q)	(5,441,695)	(4,292,633)
Organizational and start-up costs (paragraph r)	(8,406,751)	(5,487,421)
Derivative instruments (paragraph t)	(35,814,533)	(30,543,260)
Fair value of long-term debt assumed (paragraph u)	176,373	146,978
Deferred income (paragraph v)	(2,103,656)	(1,706,320)
Regulated assets and deferred cost (paragraph w)	(551,729)	—
Reorganization of subsidiaries (paragraph x)	14,838,595	30,276,263
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	205,265,271	272,692,694
Deferred tax effects on the U.S. GAAP adjustments	(7,837,957)	(11,624,865)
Amotization of bond discount and deferred debt issuance cost (paragraph z)	2,511,606	2,017,595
Asset retirement cost (paragraph aa)	587,644	1,020,950
Asset retirement obligations — liabilities (paragraph aa)	(2,297,416)	(2,584,425)

Shareholders’ equity in accordance with U.S. GAAP	3,258,857,597	3,157,633,265

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Shareholders equity in accordance with U.S. GAAP — January 1	2,992,920,758	3,006,539,862	3,258,857,597

Dividends paid during the year	(14,913,701)	(73,992,114)	(177,019,145)
Reversal of dividends payable as of previous balance sheet date	9,270,240	17,277,401	51,240,560
Minimum dividend payable (paragraph m)	(17,277,401)	(51,240,560)	(37,842,392)
Reorganization under common control (paragraph x and bb)	(8,215,479)	(5,150,688)	(8,943,427)
Fair value change of hedging instruments used in cash flow hedges, net of deferred tax	1,414,993	(48,057,287)	1,987,463
Adoption of FAS 158, Brazilian subsidiaries, net of deferred tax	—	11,162,725	(481,754)
Cumulative translation adjustment	(90,821,104)	13,367,436	(118,219,280)
Net income in accordance with U.S. GAAP for the year	134,161,556	388,950,822	188,053,643

Shareholders equity in accordance with U.S.GAAP — December 31	3,006,539,862	3,258,857,597	3,157,633,265

II. Additional disclosure requirements:
(a) Goodwill and negative goodwill
The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2006 and 2007, respectively:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Goodwill	1,934,856,476	1,932,312,476
Less: accumulated amortization	(1,231,319,891)	(1,291,134,063)

Goodwill, net	703,536,585	641,178,413

Negative goodwill	(510,622,612)	(512,683,267)
Less: accumulated amortization	470,867,088	475,288,947

Negative goodwill, net	(39,755,524)	(37,394,320)

Amortization expense under Chile GAAP is disclosed in Note 13.

(b) Basic and diluted earnings per share:

	For the year ended December 31,
	2005	2006	2007
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	2.28	9.41	5.77

Basic and diluted U.S. GAAP earnings per share	4.11	11.91	5.76

Total number of common outstanding shares at December 31,	32,651,166	32,651,166	32.651.166

Weighted average number of common shares outstanding (000’s)	32,651,166	32,651,166	32.651.166
There are no requirements to provide earnings per share disclosures under Chilean GAAP. The earnings per share figures disclosed above for both US GAAP and Chilean GAAP purposes have been calculated by dividing the respective consolidated net income in accordance with US GAAP and Chilean GAAP, respectively, by the weighted average number of common shares outstanding during the year. The Company has not issued convertible debt or equity securities nor does it have other common stock equivalent securities or stock options outstanding. Consequently, there are no potentially dilutive effects on the earnings per share of the Company.

(c) Income taxes:
The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2005
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(13,701,386)	(6,531,384)	(26,415,914)	(27,948,702)	(80,639,390)	(155,236,776)
Deferred income taxes as determined under Chilean GAAP	(30,218,063)	(6,508,785)	(2,296,864)	2,768,480	508,596	(35,746,636)

Total income tax provision under Chilean GAAP	(43,919,449)	(13,040,169)	(28,712,778)	(25,180,222)	(80,130,794)	(190,983,412)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	256,721	138,476	5,990,649	—	—	6,385,846
Deferred tax effect of adjustments to U.S. GAAP	(11,178,775)	1,877,464	(1,137,897)	(7,672,408)	(86,873)	(18,198,489)
U.S. GAAP reclassifications (1)	1,747,136	—	—	—	1,719,123	3,466,259

Total U.S. GAAP adjustments:	(9,174,918)	2,015,940	4,852,752	(7,672,408)	1,632,250	(8,346,384)

Total Income tax provision under U.S. GAAP	(53,094,367)	(11,024,229)	(23,860,026)	(32,852,630)	(78,498,544)	(199,329,796)

	2006
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(52,091,521)	(4,841,426)	(36,242,876)	(71,858,002)	(91,513,462)	(256,547,287)
Deferred income taxes as determined under Chilean GAAP	89,843,031	(11,685,157)	(8,792,806)	59,784,655	25,140,834	154,290,557

Total income tax provision under Chilean GAAP	37,751,510	(16,526,583)	(45,035,682)	(12,073,347)	(66,372,628)	(102,256,730)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,267,246	134,009	6,355,243	—	—	12,756,498
Deferred tax effect of adjustments to U.S. GAAP	(7,609,644)	(3,842,324)	(8,024,614)	1,830,848	(2,567,942)	(20,213,676)

U.S. GAAP reclassifications (1)	92,404	—	—	—	195,709	288,113

Total U.S. GAAP adjustments:	(1,249,994)	(3,708,315)	(1,669,371)	1,830,848	(2,372,233)	(7,169,065)

Total Income tax provision under U.S. GAAP	36,501,516	(20,234,898)	(46,705,053)	(10,242,499)	(68,744,861)	(109,425,795)

	2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(38,247,208)	(26,513,785)	(34,017,695)	(61,188,995)	(56,808,612)	(216,776,295)
Deferred income taxes as determined under Chilean GAAP	(33,827,978)	(6,759,289)	33,297	6,259,829	(2,077,000)	(36,371,141)

Total income tax provision under Chilean GAAP	(72,075,186)	(33,273,074)	(33,984,398)	(54,929,166)	(58,885,612)	(253,147,436)

U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,415,518	114,733	5,930,452	—	—	12,460,703
Deferred tax effect of adjustments to U.S. GAAP	(8,167,573)	537,798	(7,977,720)	5,537,104	342,542	(9,727,849)

Total U.S. GAAP adjustments:	(1,752,055)	652,531	(2,047,268)	5,537,104	342,542	2,732,854

Total Income tax provision under U.S. GAAP	(73,827,241)	(32,620,543)	(36,031,666)	(49,392,062)	(58,543,070)	(250,414,582)

(1)	Certain tax-related income under Chilean GAAP are classified as non-operating, but under US GAAP would be classified as income taxes.

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2006			2007
	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:

Property, plant and equipment	2,941,948	109,536,827	112,478,775	2,579,361	120,457,544	123,036,905
Allowance for doubtful accounts	72,545,891	—	72,545,891	78,634,782	—	78,634,782
Actuarial deficit (companies in Brazil)	11,277,352	—	11,277,352	12,297,971	—	12,297,971
Deferred income	2,401,696	—	2,401,696	2,373,336	—	2,373,336
Provision real estate projects	2,543,050	—	2,543,050	2,430,203	—	2,430,203
Derivative contracts	—	9,864,280	9,864,280	—	9,313,092	9,313,092
Vacation accrual	1,232,038	—	1,232,038	1,264,274	—	1,264,274
Tax loss carryforwards (1)	259,712,688	—	259,712,688	195,709,604	—	195,709,604
Contingencies	91,587,680	—	91,587,680	79,105,066	4,589,495	83,694,561
Salaries for construction-in progress	4,310,885	—	4,310,885	4,291,425	—	4,291,425
Allowance for tariff decree	—	—	—	6,897,750	—	6,897,750
Intangible	—	—	—	1,016,092	—	1,016,092
Valuation allowance	(42,958,129)	(1,186,363)	(44,144,492)	(16,109,759)	(3,477,139)	(19,586,898)
Others	15,411,698	1,339,636	16,751,334	13,041,523	735,864	13,777,387
Provision for employee benefits	5,958,815	(2,942,342)	3,016,473	4,156,789	(986,287)	3,170,502

Total deferred income tax assets	426,965,612	116,612,038	543,577,650	387,688,417	130,632,569	518,320,986

Deferred income tax liabilities:

Property, plant and equipment (2)	442,046,191	90,014,428	532,060,619	425,638,818	110,984,264	536,623,082
Severance indemnities	1,801,981	—	1,801,981	1,701,576	—	1,701,576
Regulated assets	31,118,055	(187,588)	30,930,467	25,690,403	—	25,690,403
Finance costs	16,490,104	—	16,490,104	19,427,055	—	19,427,055
Derivative contracts	—	5,251,174	5,251,174	—	3,444,913	3,444,913
Bond discount	1,587,909	426,973	2,014,882	1,311,724	342,991	1,654,715
Cost of studies	9,043,752	—	9,043,752	8,960,610	—	8,960,610
Imputed interest on construction	4,034,502	—	4,034,502	3,959,224	—	3,959,224
Materials used	871,574	—	871,574	806,387	—	806,387
Exchange difference	20,060,608	—	20,060,608	6,798,246	—	6,798,246
Capitalized expenses	2,288,007	—	2,288,007	2,352,113	—	2,352,113
Capitalized interest	—	28,915,023	28,915,023	—	27,454,019	27,454,019
Others	14,652,117	29,983	14,682,100	21,060,616	31,247	21,091,863

Total deferred income tax liabilities	543,994,800	124,449,993	668,444,793	517,706,772	142,257,434	659,964,206

Net deferred assets (liabilities)	(117,029,188)	(7,837,955)	(124,867,143)	(130,018,355)	(11,624,865)	(141,643,220)

Complementary Account	196,296,393	(196,296,393)	—	175,986,589	(175,986,589)	-

Net deferred assets (liabilities)	79,267,205	(204,134,348)	(124,867,143)	45,968,234	(187,611,454)	(141,643,220)

(1)	Tax loss carryforwards relate primarily to Chilean and Brazilian entities. In accordance with the current enacted tax law in Chile such tax losses may be carried-forward indefinitely.

(2)	In September 2004, the Peruvian tax court ruled invalid the tax basis of certain assets held by Edegel S.A. Based on this ruling, the Company has increased the long-term deferred tax liability ThCh$ 80,429,245, in order to reflect the write-off of the corresponding tax-basis assets held in Peru. As such estimate of future deductible amounts was determined prior to the acquisition of Edegel in connection with the acquisition of Endesa Chile in 1999, the Company has adjusted goodwill by a corresponding amount in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”) and EITF 93-7 “Uncertainties Related to Income Taxes in a Business Combination”.

Accumulated tax losses by country as of December 31, 2006 and 2007, are as follows:

	December 31, 2006		December 31, 2007
		Year of		Year of
	Amount	expiration	Amount	expiration
	ThCh$		ThCh$
Chile	1,181,387,591	Do not expire	998,365,867	Do not expire
Argentina	10,812,910	2007/2008	143,333,455	2008/2012
Colombia (a)	77,220,205	2007	—	—
Brazil	211,058,851	2007/2012	182,723,059	2012

Total	1,480,479,557		1,324,422,381

(a)	During the years ended December 31, 2005 and 2006, management did not expect that the subsidiaries in Colombia will be able to recover deferred tax assets related to tax loss carry forwards. Thus, as of December 31, 2006, a valuation allowance has been recorded, which covered the whole amount of the deferred tax asset related to tax loss carryforwards. However, due to the merger of the Company’s Colombian Subsidiaries, the tax loss carryforwards were applied against income during the year ended December 31, 2007.
A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2005
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(33,125,972)	7,771,672	(15,296,579)	(17,237,282)	(33,041,753)	(90,929,914)
Effect of higher foreign tax rates	—	8,228,830	(14,846,679)	(15,706,840)	(39,018,124)	(61,342,813)
Increase (decrease) in rates resulting from:
for tax purposes	4,895,231	(7,175,270)	—	—	122,679	(2,157,360)
Non-taxable items	14,586,454	2,128,394	10,135,640	18,215,005	9,591,781	54,657,274
Non-deductible items	(40,376,479)	(20,487,565)	(2,502,421)	(18,101,813)	(16,083,300)	(97,551,578)
Effect of change in valuation allowance	(673,630)	—	—	—	1,447,967	774,337
Prior years income tax	838,164	—	—	—	—	838,164
Other	(985,271)	(1,490,290)	(1,349,987)	(21,700)	(3,236,917)	(7,084,165)
US GAAP reclassifications (1)	1,747,136	—	—	—	1,719,123	3,466,259

Tax (benefit) expense at effective tax rate	(53,094,367)	(11,024,229)	(23,860,026)	(32,852,630)	(78,498,544)	(199,329,796)

	2006
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(58,205,735)	(2,417,482)	(11,249,822)	(28,977,913)	(37,038,593)	(137,889,545)
Effect of higher foreign tax rates	—	(2,559,686)	(10,918,944)	(28,977,912)	(46,842,928)	(89,299,470)
Increase (decrease) in rates resulting from:
for tax purposes	(5,699,395)	(6,541,127)	—	—	25,582,390	13,341,868
Non-taxable items	17,762,225	5,932,875	1,723,076	58,367,613	4,184,675	87,970,464
Non-deductible items	(67,774,434)	(14,634,403)	(26,354,807)	(16,600,274)	(16,017,548)	(141,381,466)
Effect of change in valuation allowance	140,610,577	—	—	—	(62,458)	140,548,119
Prior years income tax	6,509,183	—	—	—	—	6,509,183
Other	3,206,691	(15,075)	95,444	5,945,987	1,253,892	10,486,939

US GAAP reclassifications (1)	92,404	—	—	—	195,709	288,113

Tax (benefit) expense at effective tax rate	36,501,516	(20,234,898)	(46,705,053)	(10,242,499)	(68,744,861)	(109,425,795)

	2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(41,950,759)	(16,113,212)	(7,775,767)	(6,303,694)	(30,519,420)	(102,662,851)
Effect of higher foreign tax rates	—	(17,686,209)	(6,803,359)	(6,303,694)	(30,365,782)	(61,159,044)
Increase (decrease) in rates resulting from:
for tax purposes	(21,163,460)	1,097,453	(14,337)	—	—	(20,080,344)
Non-taxable items	97,632,701	22,271,833	4,847,780	63,859,533	13,083,912	201,695,758
Non-deductible items	(104,811,652)	(22,190,408)	(25,504,480)	(102,252,106)	(36,504,252)	(291,262,898)
Effect of change in valuation allowance	(4,038,454)	—	—	—	25,352,804	21,314,350
Prior years income tax	1,996,665	—	—	—	—	1,996,665
Other	(1,492,282)	—	(781,503)	1,607,899	409,668	(256,218)

Tax (benefit) expense at effective tax rate	(73,827,241)	(32,620,543)	(36,031,666)	(49,392,062)	(58,543,070)	(250,414,582)

(1)	US GAAP reclassifications are tax related income that under Chilean GAAP are classified as non-operating income, but under US GAAP would be classified as income taxes.

Additionally, effective January 1, 2007, the Company adopted FASB Interpretation No. 48: “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109: “Accounting for Income Taxes” (“FAS 109”). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination by taxing authorities, based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to be recognized within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. For tax positions that meet the more likely than not threshold, the benefit to be recognized is the largest amount that is greater than 50% likely of being realized upon ultimate settlement.
As a result of implementing FIN 48, there was no impact on the Company’s financial statements from the adoption of this interpretation. In addition, as of the date of the adoption of FIN 48, the Company did not have any accrued interest and penalties related to unrecognized tax benefits. The Company and its subsidiaries will recognize interest and penalties related to unrecognized tax benefits in interest expense and other operating expense, respectively.
We are potentially subject to income tax audits in numerous jurisdictions in Chile and internationally until the applicable statute of limitations expire. Tax audits by their nature are often complex and can require several years to complete. The following is a summary of tax years, potentially subject to examination, in the significant tax and business jurisdictions in which we operate.

Jurisdiction	Tax Years Subject to Examination
Chile	2003-2007
Argentina	2002-2007
Brazil	2003-2007
Colombia	2005-2007
Peru	2003-2007

(d) Segment disclosures
The Company is primarily engaged in the distribution and generation of electricity in Chile, Argentina, Brazil, Colombia and Peru. Enersis provides these and other services through four business segments:
Generation
Distribution
Transmission
Engineering Services and Real Estate
Corporate and other
Generation involves the generation of electricity primarily through its subsidiary Endesa Chile. Distribution involves the supply of electricity to regulated and unregulated customers. Transmission involves the transmission of high voltage the electricity produced by generation companies Engineering Services and Real Estate includes engineering services and real estate development. Corporate and other includes computer-related data processing services and the sale of electricity-related supplies and equipment. The Company’s reportable segments are strategic business units that offer different products and services and are managed separately. The methods of revenue recognition by segment are as follows:
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
Transmission
Revenue is recognized as services are provided, through to tolls for the transmission service of high voltage the electricity produced by generation companies..
Engineering Services and Real Estate
Revenue is recognized as services are provided, or when projects are sold.
Corporate and Other
Revenue is recognized as services are provided, or when supplies or equipment are sold.

The following segment information has been disclosed in accordance with U.S. reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP:

				Engineering
				services and	Corporate
2005	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	947,742,300	14,056,856	2,432,503,410	22,633,334	69,574,227	414,183	3,486,924,310
Intersegment sales	306,514,148	16,673,990	18,585,396	13,937,630	122,686,858	(431,872,273)	46,525,749

Total revenues	1,254,256,448	30,730,846	2,451,088,806	36,570,964	192,261,085	(431,458,090)	3,533,450,059

Operating income	452,810,056	14,326,046	421,409,513	3,405,471	(505,819)	(1,481,541)	889,963,726

Participation in net income of affiliate companies	14,724,108	—	3,408,393	166,880	164,747,114	(175,649,321)	7,397,174

Depreciation and amortization	175,993,345	2,966,483	212,312,699	2,198,904	62,283,939	—	455,755,370

Identifiable assets including investment in related companies	5,938,310,259	536,874,481	5,195,639,865	116,488,706	5,276,402,995	(5,820,098,656)	11,243,617,650

Capital expenditures	65,846,330	352,780	275,010,348	1,543,585	5,347,116	—	348,100,159

				Engineering
				services and	Corporate
2006	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	1,228,746,687	85,946,998	2,696,892,920	36,413,907	71,404,808	—	4,119,405,320
Intersegment sales	355,255,370	68,601,502	20,363,576	17,045,631	143,436,094	(568,262,790)	36,439,383

Total revenues	1,584,002,057	154,548,500	2,717,256,496	53,459,538	214,840,902	(568,262,790)	4,155,844,703

Operating income	627,179,827	(814,646)	503,791,673	10,596,057	(10,322,791)	1,200,522	1,131,630,642

Participation in net income of affiliate companies	45,256,636	—	22,464,422	126,273	419,403,570	(481,839,080)	5,411,821

Depreciation and amortization	203,770,406	14,559,129	221,967,138	2,422,318	64,538,367	—	507,257,358

Identifiable assets including investment in related companies	6,248,239,898	494,745,281	5,727,091,588	127,625,355	5,237,344,916	(5,954,019,468)	11,881,027,570

Capital expenditures	186,351,958	2,033,816	360,721,841	1,752,111	5,223,478	—	556,083,204

				Engineering
				services and	Corporate
2007	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	1,519,129,481	209,542,985	2,805,878,497	35,442,673	60,612,108	—	4,630,605,744
Intersegment sales	395,673,119	51,827,205	16,747,611	19,302,084	142,200,614	(569,680,818)	56,069,815

Total revenues	1,914,802,600	261,370,190	2,822,626,108	54,744,757	202,812,722	(569,680,818)	4,686,675,559

Operating income	662,072,640	23,180,273	562,686,523	8,452,765	(4,585,296)	3,759,788	1,255,566,693

Participation in net income of affiliate companies	(10,699,853)	—	29,990,247	262,095	291,009,242	(365,322,784)	(54,761,053)

Depreciation and amortization	204,838,817	12,391,572	196,841,035	2,562,866	64,184,754	—	480,819,044

Identifiable assets including investment in related companies	6,005,952,696	424,670,546	5,529,312,433	83,146,627	4,935,684,441	(5,541,000,099)	11,437,766,644

Capital expenditures	210,021,708	162,528	378,287,983	1,430,656	4,152,446	—	594,055,321

A summary of activities by geographic area is as follows:

	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2005
Total revenues	1,169,994,549	432,381,788	322,484,538	964,421,327	644,167,857	3,533,450,059

2006
Total revenues	1,329,850,962	529,308,911	394,823,067	1,187,880,330	713,981,433	4,155,844,703

Long lived assets (net) (1)	2,601,413,450	1,089,978,390	1,073,768,221	1,999,399,701	1,921,348,006	8,685,907,768

Total assets	3,655,331,862	1,409,448,181	1,197,079,103	3,218,526,524	2,403,718,051	11,884,103,721

2007
Total revenues	1,672,000,731	564,779,021	359,779,927	1,311,140,787	778,975,093	4,686,675,559

Long lived assets (net) (1)	2,705,339,585	928,594,019	919,360,304	1,798,513,681	1,655,538,527	8,007,346,116

Total assets	3,812,322,629	1,295,898,049	1,018,879,010	3,130,195,643	2,180,471,313	11,437,766,644

(1)	Long-lived assets include property, plant and equipment.
(e) Concentration of risk:
The Company does not believe that it is exposed to any unusual credit risk from any single customer. The Company’s debtors are dependent on the economy in Latin America, which could make them vulnerable to downturns in the economic activity in the countries in which the Company operates.
No single customers accounted for more than 10% of revenues for the years ending December 31, 2005, 2006 and 2007.
(f) Schedule of debt maturity:
Following is a schedule of debt maturity in each of the next five years and thereafter:

As of
December 31, 2007
ThCh$

2008	689,224,125
2009	697,315,381
2010	345,274,845
2011	493,478,977
2012	321,564,335
Thereafter	1,436,981,624

Total	3,983,839,287

(g) Disclosure regarding interest capitalization:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest expense incurred	384,527,149	419,622,162	407,285,992
Interest capitalized under Chilean GAAP	—	6,211,632	5,220,177
Interest capitalized under U.S. GAAP	12,379,696	18,995,028	13,522,953

(h) Cash flow information:
(i)	The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP. Marketable securities under Chile GAAP qualify as cash flow equivalent, whereas under U.S. GAAP they are classified as available — for -sale securities (See note 36 II (q))

	As of December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash flow from operating activities — Chile GAAP and US GAAP	899,097,063	926,226,558	954,434,311

Cash flow from financing activities — Chile GAAP and US GAAP	(820,816,598)	(319,074,513)	(178,482,376)

Cash flow investing activities Chile GAAP	(362,654,441)	(545,249,093)	(691,537,359)
Differences between Chilean GAAP and US GAAP:
Purchase of marketable securities during period	(5,823,226)	(9,687,242)	(10,299,039)

Sale of marketable securities during period	13,997,635	5,823,226	9,687,242

Cash flow investing activities US GAAP	(354,480,032)	(549,113,109)	(692,149,156)

Net cash flow	(276,199,567)	58,038,936	83,802,779

Effect of price-level restatement and foreign exchange differences	(22,990,227)	15,657,548	19,449,757

Net increase (decrease) in cash and cash equivalent	(299,189,794)	73,696,484	103,252,536
Cash and cash equivalent at beginning of the year	607,680,365	389,273,345	462,969,829
Additional cash resulting from creation of Endesa Brasil	80,782,774	—	—

Cash and cash equivalent at end of the year	389,273,345	462,969,829	566,222,365

(ii)	The reconciliation of cash and cash equivalents from Chilean GAAP to U.S. GAAP as of December 31, 2005, 2006 and 2007 is as follows:

	Year ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash and cash equivalent under Chilean GAAP	395,096,571	472,657,071	576,521,404
Elimination of marketable securities	(5,823,226)	(9,687,242)	(10,299,039)

Total cash and cash equivalents under US GAAP	389,273,345	462,969,829	566,222,365

(iii)	Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Interest paid during the year	316,999,583	321,298,206	326,615,508
Income taxes paid during the year	107,426,016	167,453,325	151,919,528

(iv)	Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Cash	78,266,397	107,178,991	81,979,611
Time deposits and repurchase agreements	311,006,948	355,790,838	484,242,754

Total cash and cash equivalents under US GAAP	389,273,345	462,969,829	566,222,365

(i) Disclosures about fair value of financial instruments
The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2006 and 2007 for which it is practicable to estimate that value:
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
The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2006		2007
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	107,178,991	107,178,991	81,979,611	81,979,611
Time deposits	303,002,428	303,002,428	404,583,941	404,583,941
Marketable securities	9,788,358	9,788,358	11,797,463	11,797,463
Accounts receivable	901,208,837	901,208,837	987,383,472	987,383,472
Notes receivable, net	8,020,849	8,020,849	11,839,116	11,839,116
Other accounts receivable, net	108,526,853	108,526,853	99,770,021	99,770,021
Amounts due from related companies	14,568,778	14,568,778	152,384,020	152,384,020
Long-term accounts receivable	147,653,188	147,653,188	195,537,843	195,537,843
Accounts payable and other	(634,218,821)	(634,218,821)	(565,984,736)	(565,984,736)
Notes payable	(146,537,354)	(146,537,354)	(180,031,021)	(180,031,021)
Long-term debt	(3,859,766,099)	(4,232,403,090)	(3,983,839,289)	(4,174,128,168)
Derivative instruments	(156,922,494)	(156,922,494)	(215,719,609)	(215,719,609)
(j) Derivative instruments
The Company is exposed to the impact of market fluctuations in the price of electricity, primary materials such as natural gas, petroleum, coal, and other energy-related products, interest rates, and foreign exchange rates. The Company has policies and procedures in place to manage the risks associated with these market fluctuations on a global basis through strategic contract selection, fixed-rate and variable-rate portfolio targets, net investment hedges, and financial derivatives. All derivatives that do not qualify for the normal purchase and sales exemption under SFAS No. 133 are recorded at their fair value. On the date that swaps, futures, forwards or option contracts are entered into, the Company designates the derivatives as a “hedge”, if the documentation is not appropriate to designate as a “hedge”, the derivative’s mark-to-market adjustment flows through the income statement.
The Company has classified its derivatives into the following general categories: commodity derivatives, embedded derivatives, and financial derivatives. Certain energy and other contracts for the Company’s operations in Chile are denominated in the US dollar. According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met (See Embedded Derivative Contracts below). For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in Note 36 I paragraph (s), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

The following is a summary of the Company’s derivative contracts as of December 31, 2006 and 2007.

	2006
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	5,549,209	24,821,508	30,370,717
Commodity derivatives	—	(8,303,771)	(8,303,771)
Financial derivatives	(157,341,520)	419,026	(156,922,494)

Derivative instruments U.S.GAAP
Shareholders equity adjustment	(151,792,311)	16,936,763	(134,855,548)

	2007
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	4,026,797	19,247,459	23,274,256
Financial derivatives	(206,873,883)	(8,845,726)	(215,719,609)

Derivative instruments U.S.GAAP
Shareholders equity adjustment	(202,847,086)	10,401,733	(192,445,353)

The following is the reconciliation of the Company’s derivative contracts from Chile GAAP to US GAAP:

	2006
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	30,370,717	30,370,717
Commodity derivatives	—	(8,303,771)	(8,303,771)
Financial derivatives	(99,041,015)	(57,881,479)	(156,922,494)

Shareholders equity adjustment	(99,041,015)	(35,814,533)	(134,855,548)

	2007
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	23,274,256	23,274,256
Financial derivatives	(161,902,093)	(53,817,516)	(215,719,609)

Shareholders equity adjustment	(161,902,093)	(30,543,260)	(192,445,353)

Certain Company’s generation and distribution commodity contracts in 2006 could be seen as contracts that meet the definition of a derivative under SFAS No. 133 and are required to be accounted for at fair value. These conditions are (i) have an underlying, which is the market price of power at the delivery location and a notional amount specified in the contract; (ii) have no initial payment on entering into the contract; and (iii) have a net settlement provision or have the characteristic of net settlement because power is readily convertible to cash, as it is both fungible and actively traded in the country of generation or country of distribution.

The Company assessed that its commodity contracts that are requirements contracts do not meet the above definition because the contracts, do not have notional amounts, as they only have maximum amounts or no specified amounts, and do not include an implicit or explicit minimum amount in a settlement or a default clause. A requirements contract allows the purchaser to use as many units of power as required to satisfy its actual needs for power during the period of the contract, and the party is not permitted to buy more than its actual needs. Such assessment is in line to US GAAP Derivates Implementation Group (“DIG”) response to Issuse A6 (“DIG Issue A6”) Additionally, note that there were no such similar commodity contracts in 2007.
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
Derivative instruments
The use of derivative instruments is one of the Company’s tools to mitigate these risks. Hedging strategies applicable according to the terms established by our Board of Directors are as follows:
(a) Exchange rate risk hedging policy
The exchange rate risk hedging policy for the Enersis Group is based on cash flow. Its objective is to balance foreign currency indexed flows and the assets and liability structure in such currency. In order to mitigate the exchange rate risk, the company has entered into financial derivative contracts, such as cross currency swaps (“CCS”) and currency forwards, which have reduced the impact of fluctuations of the exchange rate applicable to assets and liabilities subject to foreign currency volatility.
(b) Interest rate risk hedging policy
The interest rate risk hedging policy for the Enersis Group is based on maintaining a significant level of debt not subject to interest rate variations. We have set the desired level of fixed interest rate debt (which includes both variable rate instruments that have been swapped to fixed rate, as well as variable rate instruments with a hedging option which limits the interest variability around a desired minimum and maximum band) at approximately 70% of total debt. When the level of variable debt increases significantly above a 30% threshold, the Company uses derivative instruments, typically interest rate swaps and interest rate collars, as a tool to remain close to the desired level of maximum unhedged variable debt.
As a result of the foregoing hedging policies, the Company uses cash flow hedges primarily. The exchange and interest rate hedging policies convert variable cash flows into fixed cash flows. As of December 31, 2007, the maximum amount of time over which future cash flows are hedged is 9 years approximately, which corresponds to a CCS with a notional value of ThCh$ 124,222,500 and a negative fair value of approximately ThCh$ 86,955,750.

Under US GAAP, for the years ended December 31, 2005, 2006 and 2007, the derivative portfolio for the Enersis Group is the following:

			Year ended December 31,
			(thousands Ch$)
			2005		2006		2007
Accounting	Risk	Derivative	Notional	Fair	Notional	Fair	Notional	Fair
Classification	Hedged	Instrument	Value	Value	Value	Value	Value	Value
Cash Flow	Exchange	CCS	393,388,748	(108,856,286)	414,545,474	(152,724,270)	360,245,250	(196,718,751)

	Rate	Forward	168,595	—	—	—	—	—

	Interest	Collar	56,198,393	(168,595)	182,971,795	—	124,222,500	(1,093,158)

	Rate	Swap	9,385,132	56,198	84,338,562	285,893	72,807,246	(596,268)

Fair Value	Exchange	CCS	—	—	28,589,343	(3,545,079)	61,058,360	(16,695,504)

Hedge	Rate	Forward	—	—	—	—	—	—

	Interest	Collar	—	—	—	—	—	—

	Rate	Swap	—	—	—	—	—	—

Investment	Exchange	CCS	70,809,975	(26,469,443)	1,429,467	(937,791)	527,697	(596,268)

	Rate	Forward	—	—	—	—	—	—

	Interest	Collar	47,768,634	—	—	—	—	—

	Rate	Swap	—	—	—	—	—	—

		Total	577,719,477	(135,438,126)	711,874,641	(156,921,247)	618,861,053	(215,699,949)

In order to allow hedge accounting classification under SFAS 133, it was necessary to fulfill strict documentation and effectiveness requirements. Hedge accounting cannot be applied to derivatives that do not satisfy documentation requirements, and accordingly, such operations are registered according to the general treatment of derivatives (“investment contracts”). As a result, fair value adjustments to investment contracts have a direct effect on the income statement. This is a significant difference when compared to Chilean GAAP, which is more flexible in its documentation requirements.
The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge. Test results for 2005, 2006 and 2007 revealed that the ineffective portion of our hedging contracts were immaterial.
Net Investment Hedges
Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. Accounting classification for such operations is the same under Chilean GAAP and under US GAAP (see Note 22 (e). The changes in the cumulative translation adjustment are shown net of foreign currency gains or losses of debt designated as hedges for foreign net investments. Gains (Loss) related to debt designated as hedges of Ch$ 29.8 billion, (Ch$ 4.0 billion) and Ch$ 99.5 billion were included in the cumulative translation adjustment for the years ended December 31, 2005, 2006 and 2007, respectively.
The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the Company records the foreign exchange gains and losses on liabilities related to net investments in foreign countries which are denominated in the same currency as the functional currency of those foreign investments. Such unrealized gains and losses are included in the cumulative translation adjustment account in shareholders equity’, and in this way act as a net investment hedge of the exchange risk affecting the investments (see Note ll (c) and Note 22 (e) for further detail).

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
Embedded foreign currency derivative instruments are not separated from the host contract and considered a derivative instrument if the host contract is not a financia1 instrument and it requires payments denominated in either: (1) the currency of any substantial party to the contract. (2) the local currency of any substantial party to the contract, (3) the currency used because the primary economic environment is highly inflationary, or (4) the currency in which the good or service is routinely denominated in international commerce.
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

The following reclassifications and adjustment disclose amounts in accordance with U.S. GAAP presentation:

	2005
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	889,963,726	(103,514,322)	786,449,404	118,046,451	904,495,855
Non-operating expense, net	(455,509,025)	109,643,710	(345,865,315)	(2,825,025)	(348,690,340)
Income taxes	(190,983,412)	3,466,258	(187,517,154)	(11,812,642)	(199,329,796)
Minority interest	(185,879,944)	—	(185,879,944)	(7,505,287)	(193,385,231)
Equity participation in income of related companies, net	—	7,397,174	7,397,174	(36,326,106)	(28,928,932)
Amortization of negative goodwill	16,992,820	(16,992,820)	—	—	—

Net income	74,584,165	—	74,584,165	59,577,391	134,161,556

	2006
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	1,131,630,642	(127,620,432)	1,004,010,210	89,528,074	1,093,538,284
Non-operating expense, net	(439,029,814)	128,447,793	(310,582,021)	2,702,503	(307,879,518)
Income taxes	(102,256,730)	288,113	(101,968,617)	(7,457,178)	(109,425,795)
Minority interest	(289,749,961)	—	(289,749,961)	(7,745,229)	(297,495,190)
Equity participation in income of related companies, net	—	5,411,822	5,411,822	4,801,219	10,213,041
Amortization of negative goodwill	6,527,296	(6,527,296)	—	—	—

Net income	307,121,433	—	307,121,433	81,829,389	388,950,822

	2007
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	1,255,566,693	(186,416,555)	1,069,150,138	(53,270,235)	1,015,879,903
Non-operating expense, net	(558,859,177)	245,599,467	(313,259,710)	(14,024,034)	(327,283,744)
Income taxes	(253,147,436)	—	(253,147,436)	2,732,854	(250,414,582)
Minority interest	(259,605,529)	—	(259,605,529)	62,097,447	(197,508,082)
Equity participation in income of related companies, net	—	(54,761,053)	(54,761,053)	2,141,201	(52,619,852)
Amortization of negative goodwill	4,421,859	(4,421,859)	—	—	—

Net income	188,376,410	—	188,376,410	(322,767)	188,053,643

Certain reclassifications and adjustments would be made to the Chilean GAAP balance sheet in order to present Chilean GAAP amounts in accordance with U.S. GAAP. Deferred taxes from depreciation differences that are recorded as short-term under Chilean GAAP would be recorded as long-term under U.S. GAAP. Additionally, the regulated asset recorded during 2001 by Coelce and Ampla, Brazilian subsidiaries, has been partially recorded in trade receivables and an additional component was recorded in current assets by Coelce under Chilean GAAP. However, under U.S. GAAP the presentation of these regulated assets should be classified as non-current assets as the recovery of these assets is not expected in the short term. Assets and liabilities related to financial derivatives have been recorded in the balance sheet at their gross amounts for Chilean GAAP purposes, whereas under US GAAP unrealized derivative gains and losses are recorded in earnings or directly to shareholders’ equity for qualifying cash flow hedges. Under U.S. GAAP, negative goodwill is allocated to long-lived assets instead of a separate line term in the other assets. Until December 31, 2006, investments in subsidiaries in the development stage would be consolidated under US GAAP, as opposed to being presented as equity method investees, under Chilean GAAP (see also Note 3).

The effect of the reclassifications and adjustment discloses amounts using a U.S. GAAP presentation:

	2006
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	1,793,665,542	(56,831,048)	1,736,834,494	—	1,736,834,494
Property, plant and equipment, net	8,685,907,768	(39,755,524)	8,646,152,244	6,622,254	8,652,774,498
Other assets	1,404,530,411	8,586,979	1,413,117,390	248,923,751	1,662,041,141

Total assets	11,884,103,721	(87,999,593)	11,796,104,128	255,546,005	12,051,650,133

Current liabilities	1,506,475,561	(3,156,272)	1,503,319,289	(3,486,708)	1,499,832,581
Long-term liabilities	4,213,034,785	(84,843,321)	4,128,191,464	287,693,556	4,415,885,020
Minority interest	3,082,340,206	—	3,082,340,206	(205,265,271)	2,877,074,935
Shareholder’s equity	3,082,253,169	—	3,082,253,169	176,604,428	3,258,857,597

Total liabilities and shareholders’ equity	11,884,103,721	(87,999,593)	11,796,104,128	255,546,005	12,051,650,133

	2007
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	2,260,687,476	(52,222,233)	2,208,465,243	—	2,208,465,243
Property, plant and equipment, net	8,007,346,116	(37,394,320)	7,969,951,796	(2,801,513)	7,967,150,283
Other assets	1,169,733,052	13,929,790	1,183,662,842	382,102,938	1,565,765,780

Total assets	11,437,766,644	(75,686,763)	11,362,079,881	379,301,425	11,741,381,306

Current liabilities	1,740,259,178	(1,464,423)	1,738,794,755	51,323,018	1,790,117,773
Long-term liabilities	4,052,530,788	(74,222,340)	3,978,308,448	346,247,467	4,324,555,915
Minority interest	2,741,767,047	—	2,741,767,047	(272,692,694)	2,469,074,353
Shareholder’s equity	2,903,209,631	—	2,903,209,631	254,423,634	3,157,633,265

Total liabilities and shareholders’ equity	11,437,766,644	(75,686,763)	11,362,079,881	379,301,425	11,741,381,306

(l) Employee Benefit Plans
Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:
Severance indemnities
The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate 6.5% for the years ended December 31, 2005, 2006 and 2007, and an estimated average service period based on the years of services for the Company.
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
iii) Supplementary pension benefits
Eligible employees are able to receive a monthly amount designed to cover a portion of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires upon the death of the pensioner for the Enersis employee, however, continues to cover the surviving-spouse in the case of employees of the subsidiary Endesa Chile.
iv) Worker’s compensation benefits
Employees that were entitled to Worker’s compensation insurance in prior years for work related injuries receive benefits from the Company when that insurance expires. This benefit continues at the time of death of the pensioner, to cover the surviving-spouse.
The Company has recognized liabilities related to complementary pension plan benefits and other postretirement benefits as stipulated in collective bargaining agreements. Under U.S. GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, with inclusion of prior-period amounts in current year’s income as the amounts are not considered significant to the overall financial statement presentation. The effects of accounting for post-retirement benefits under U.S. GAAP have been presented in paragraph (ee), above. The following data represents Chile GAAP amounts presented under FAS N°132 Revised 2003 Employers’ Disclosures about Pensions and other Postretirement Benefits, for Company’s post-retirement benefit plans.

	At December 31, 2006
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations

Accumulated benefit obligation	(65,291,460)	(269,922,100)	(335,213,560)	(60,341,708)
Plan assets at fair value	—	258,563,955	258,563,955	—

Unfunded accumulated benefit	(65,291,460)	(11,358,145)	(76,649,605)	(60,341,708)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(62,361,916)	(56,737,896)	(119,099,812)	(55,665,179)

Foreign exchange effect	(2,771,585)	(989,134)	(3,760,719)	212,793
Net periodic expense	(7,158,898)	(370,425)	(7,529,323)	(9,428,661)
Benefits paid	6,823,032	(7,957,679)	(1,134,647)	3,898,044
Company contributions	—	20,999,472	20,999,472	1,776,542
Effect of exchange adjustment	—	(2,761,157)	(2,761,157)	(1,230,485)
Recognized net prior service cost (application SFAS 158)	—	29,735,157	29,735,157	(3,368,396)

Benefit (obligations) at December 31	(65,469,367)	(18,081,662)	(83,551,029)	(63,805,342)

Funded Status of the Plans
Projected Benefit Obligation	(65,469,367)	(276,645,617)	(342,114,984)	(63,805,342)
Fair value of the plans assets	—	258,563,955	258,563,955	—

Funded Status	(65,469,367)	(18,081,662)	(83,551,029)	(63,805,342)

Net liability recorded under U.S. GAAP	(65,469,367)	(18,081,662)	(83,551,029)	(63,805,342)

Change in the plan assets

Fair value of the plan assets, beginning	—	195,199,826	195,199,826	—
Foreign exchange effect	—	22,888,510	22,888,510	—
Actual return on the plan assets	—	40,991,175	40,991,175	—
Employer contributions	—	17,190,994	17,190,994	—
Plan participant contributions	—	3,667,536	3,667,536	—
Benefits paid	—	(21,374,086)	(21,374,086)	—

Fair value of plans assets, ending	—	258,563,955	258,563,955	—

Service cost	(415,682)	1,054,478	638,796	(23,865)
Interest cost	(6,904,460)	(4,293,870)	(11,198,330)	(6,426,597)
Expected return on assets	—	3,586,473	3,586,473	—
Amortization gain (loss)	161,244	6,973,673	7,134,917	(2,978,199)
Amortization of transition asset	—	(7,691,179)	(7,691,179)	—

Net periodic expenses	(7,158,898)	(370,425)	(7,529,323)	(9,428,661)

	Pension Benefits		Other Benefits
Assumptions as of December 31, 2006	Brazil	Colombia	Chile	Brazil	Colombia

Weighted — discount rate (1)	12.0%	10.4%	6.5%	10.4%	12.3%
Weighted — salary increase	5.8%	5.3%	3.5%	—	—
Weighted — return on plan assets (1)	14.1%	—	—	—	—
Weighted — long term inflation (2)	4.7%	5.3%	3.0%	4.5%	5.3%

(1)	Includes fixed long term inflation assumption detail in (2)

	At December 31, 2007
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations

Accumulated benefit obligation	(62,065,477)	(315,518,838)	(377,584,315)	(62,088,313)
Plan assets at fair value	—	310,739,614	310,739,614	—

Unfunded accumulated benefit	(62,065,477)	(4,779,224)	(66,844,701)	(62,088,313)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(65,469,367)	(18,081,662)	(83,551,029)	(63,805,342)

Foreign exchange effect	2,421,427	(890,183)	1,531,244	1,837,302
Net periodic expense	(5,857,433)	(652,968)	(6,510,401)	(11,764,440)
Benefits paid	6,717,299	(9,388,536)	(2,671,237)	6,327,314
Company contributions	—	10,522,129	10,522,129	1,875,295

Benefit (obligations) at December 31	(62,188,074)	(18,491,220)	(80,679,294)	(65,529,871)

Funded Status of the Plans
Projected Benefit Obligation	(62,188,074)	(329,230,834)	(391,418,908)	(65,529,871)
Fair value of the plans assets	—	310,739,614	310,739,614	—

Funded Status	(62,188,074)	(18,491,220)	(80,679,294)	(65,529,871)

Net liability recorded under U.S. GAAP	(62,188,074)	(18,491,220)	(80,679,294)	(65,529,871)

Change in the plan assets

Fair value of the plan assets, beginning	—	240,748,561	240,748,561	—
Foreign exchange effect	—	30,463,667	30,463,667	—
Actual return on the plan assets	—	53,055,877	53,055,877	—
Employer contributions	—	6,432,948	6,432,948	—
Plan participant contributions	—	4,068,703	4,068,703	—
Benefits paid	—	(24,030,142)	(24,030,142)	—

Fair value of plans assets, ending	—	310,739,614	310,739,614	—

Service cost	(398,286)	651,298	253,012	107,751
Interest cost	(6,185,964)	(7,501,481)	(13,687,445)	(4,704,967)
Expected return on assets	—	9,650,128	9,650,128	—
Amortization gain (loss)	726,817	(6,143,241)	(5,416,424)	(7,167,224)
Amortization of transition asset	—	2,690,328	2,690,328	—

Net periodic expenses	(5,857,433)	(652,968)	(6,510,401)	(11,764,440)

	Pension Benefits		Other Benefits
Assumptions as of December 31, 2007	Brazil	Colombia	Chile	Brazil	Colombia

Weighted — discount rate (1)	11.2%	9.8%	6.5%	12.1%	9.8%
Weighted — salary increase	6.1%	4.8%	3.5%	—	—
Weighted — return on plan assets (1)	12.8%	—	—	—	—
Weighted — long term inflation (2)	4.7%	4.8%	3.0%	5.0%	4.8%

(1)	Includes fixed long term inflation assumption detail in (2)

The following presents the impact of applying the provisions os SFAS 158 on the balance sheets of Enersis as of December 31, 2006:

	Before	Adjustment	After
Liabilities and Equity:	SFAS 158	SFAS 158	SFAS 158
	ThCh$	ThCh$	ThCh$

Accrued Pension Cost	(113,286,184)	29,735,155	(83,551,029)

Other Benefits Cost	(60,436,946)	(3,368,396)	(63,805,342)

Deferred taxes – long term	(115,902,445)	(8,964,698)	(124,867,143)

Accumulated Other Comprehensive Income, net of tax	(209,189,905)	17,402,063	(191,787,842)
Following is a schedule of estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2007
ThCh$

2008	13,632,729
2009	34,920,387
2010	33,572,787
2011	32,143,422
2012	30,891,801
Thereafter	81,153,010

Total	226,314,136

The following data present some supplementary information regarding Enersis’s pension plans in Brazil:
Defined benefit pension plan assets allocations at December 31, 2006 and 2007, by assets category are as follows:

	2006	2007
Asset Category	Plan asset	Plan asset

Equity securities	22.11%	25.84%
Debt securities	70.75%	67.55%
Real estate	4.80%	5.76%
Other	2.34%	0.86%

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
The following represents accumulated other comprehensive income balances as of December 31, 2005, 2006 and 2007 (in thousands of constant Chilean pesos as of December 31, 2007).

	2005
	Chilean GAAP		Fair value
	cumulative	Effect of U.S. GAAP	of financial	Accumulated other
	translation	adjustments on cumulative	instruments used in	comprehensive
	adjustment	translation adjustment	cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(135,773,731)	56,919,125	—	(78,854,606)
Credit (charge) for the period	(113,524,133)	22,703,029	1,414,993	(89,406,111)

Ending balance	(249,297,864)	79,622,154	1,414,993	(168,260,717)

	2006
	Chilean GAAP	Effect of U.S. GAAP	Application	Fair value
	cumulative	adjustments on	of SFAS 158 in	of financial	Accumulated other
	translation	cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 I g	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(249,297,864)	79,622,154	—	1,414,993	(168,260,717)
Credit (charge) for the period	16,948,488	(3,581,052)	11,162,725	(48,057,287)	(23,527,126)

Ending balance	(232,349,376)	76,041,102	11,162,725	(46,642,294)	(191,787,843)

	2007
	Chilean GAAP	Effect of U.S. GAAP	Application	Fair value
	cumulative	adjustments on	of SFAS 158 in	of financial	Accumulated other
	translation	cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 I g	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(232,349,376)	76,041,102	11,162,725	(46,642,294)	(191,787,843)
Credit (charge) for the period	(122,816,340)	4,597,060	(481,754)	1,987,463	(116,713,571)

Ending balance	(355,165,716)	80,638,162	10,680,971	(44,654,831)	(308,501,414)

The Company does not recognize deferred tax assets associated with cumulative translation reclassification as the investment they are associated with is permanent in nature.
(n) Goodwill and intangible assets
As discussed in Note 36 paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption in 2002 of SFAS No. 142, due to changes in circumstances, the Company recognized a non-cash charge of ThCh$ 699,100,913 to reduce the carrying value of goodwill.

In calculating the impairment charge, the fair values of the impaired reporting units’ goodwill underlying the segments were estimated using discounted cash flow methodology. The ThCh$ 699,100,913 goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.
A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2006 and 2007, by country of operation and segment is as follows:

	2006
		Acquisitions	Translation		Reclassification
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	(1)	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,251,487,495	—	—	—	—	1,251,487,495
Colombia	43,067,893	—	751,252	—	(9,100,166)	34,718,979
Peru	16,660,517	3,430,721	290,168	—	—	20,381,406

Total	1,311,215,905	3,430,721	1,041,420	—	(9,100,166)	1,306,587,880

	2006
		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	Reclassification	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	1,145,974,443	3,430,721	684,605	—	(9,100,166)	1,140,989,603
Distribution	165,167,803	—	356,816	—	—	165,524,619
Other	73,658	—	—	—	—	73,658

Total	1,311,215,904	3,430,721	1,041,421	—	(9,100,166)	1,306,587,880

	2007
		Acquisitions	Translation	Impairment
Goodwill by Country	January 1,	(Disposals)	adjustment	(2)	Reclasification	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,251,487,495	—	—	(96,353)	—	1,251,391,142
Colombia	34,718,979	—	(4,547,526)	—	—	30,171,453
Peru	20,381,406	—	(2,669,324)	—	—	17,712,082

Total	1,306,587,880	—	(7,216,850)	(96,353)	—	1,299,274,677

	2007
		Acquisitions	Translation	Impairment
Goodwill by Segment	January 1,	(Disposals)	adjustment	(2)	Reclasification	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	1,140,989,603	—	(4,491,100)	(96,353)	—	1,136,402,150
Distribution	165,524,619	—	(2,725,750)	—	—	162,798,869
Other	73,658	—	—	—	—	73,658

Total	1,306,587,880	—	(7,216,850)	(96,353)	—	1,299,274,677

i.	See Note 11 h) iv

ii.	See Note 11 a) (7)
To perform goodwill impairment tests, the Company determines the fair value of its reporting units based on a valuation model which draws on medium-term planning data that the Company uses for internal reporting and planning purposes. The model uses the discounted cash flow approach and market comparables. The fair value of each reporting unit exceeded its carrying amount as of December 31, 2006 and 2007. During the year ended, due to the impairment recorded in the equity’s investee Gas Atacama Holding (see note 11 (j)), a goodwill impairment test was carried out, testing the goodwill recorded over the investment. As a result of the impairment test, the goodwill recorded over Gas Atacama Holding was impaired during the year ended December 31, 2007.

The Company’s intangible assets were ThCh$ 97,475,614 and ThCh$ 95,326,429 and related accumulated amortization were ThCh$ 58,856,697 and ThCh$ 59,911,980 as of December 31, 2006 and 2007, respectively. There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.
The estimated amortization expense for the intangible assets with definite lives, which now mainly consist of rights of way for US GAAP purposes (which is equivalent under Chile GAAP) for each of the five succeeding fiscal years is as follows:

Year	Amortization
ThCh$

2008	5,998,383
2009	5,907,071
2010	3,770,772
2011	2,109,776
2012	1,834,160
(o)	Asset retirement obligations
As discussed in Note 36 paragraph (aa), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2006 and 2007:

	As of December 31,
	2006	2007
	ThCh$	ThCh$

Balance as of January 1,	(1,072,591)	(2,297,416)
Cumulative Translation Adjustment	(261)	191,576
Liabilities incurred in the period	(879,946)	(458,696)
Accretion expense	(344,618)	(19,889)

Balance as of December 31,	(2,297,416)	(2,584,425)

(p)	Capital lease obligations
Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31, are summarized as follows:

	Year ended December 31,
	2006	2007
	ThCh$	ThCh$

Short-term:
Lease obligations	16,491,226	11,368,008
Less: interest expense	(10,253,751)	(4,134,550)

Net short-term lease obligations	6,237,475	7,233,458

Long-term:
Lease obligations	132,415,674	74,737,287
Less: interest expense	(43,679,563)	(17,138,727)

Net long-term lease obligations	88,736,111	57,598,560

Weighted-average interest rate	8.47%	7.18%

Future payments under capital leases are summarized as follows:

Year ended
December 31, 2007
ThCh$

2008	11,368,008
2009	9,448,674
2010	10,782,271
2011	9,137,991
2012	21,354,469
2013 and thereafter	23,413,882

Total	85,505,295

(q)	Available for sale securities
Under US GAAP, the company classifies marketable securities as available for sale securities
Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available for-sale securities for the years ended December 31, 2005, 2006 and 2007 are as follows:

		Gross
		unrealized	Fair
	Cost	gains	value
	ThCh$	ThCh$	ThCh$

Securities available for sale at December 31, 2005	5,823,226	—	5,823,226
Securities available for sale at December 31, 2006	9,687,242	—	9,687,242
Securities available for sale at December 31, 2007	10,299,039	—	10,299,039
Information on sales of available for sale securities during the three years in the period ended December 31, 2005, 2006 and 2007 is as follows:

	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Proceeds from sales	13,997,635	5,823,226	9,687,242

As of December 2005, 2006 and 2007, the Company has no securities that are considered to be trading securities or debt securities to be held to maturity. The cost of available for sale securities is determined using the average cost method.
(r)	Recent accounting pronouncements
Fair Value Measurement
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement”. SFAS No. 157 which standardizes the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 for financial assets and financial liabilities and November 15, 2008 for non-financial assets and non-financial-liabilities and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of the adoption of SFAS No. 157.

The Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities”. SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective as of the beginning of the entity’s first fiscal year that begins after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159.
Business Combinations
In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquire, (2) Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (3) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination SFAS No. 141R shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R.
Noncontrolling Interest in Consolidated Financial Statements
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. According to SFAS No. 160, “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.
Derivative Instruments and Hedging Activities
In March 2008, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.
IFRS Adoption
On August 28, 2007, the SVS issued an official announcement ruling the adoption of International Financial Reporting Standards (IFRS) in Chile, starting on January 1, 2009. The Company will have to adopt IFRS as of this date. According to the convergence plan defined by the Company, it is currently evaluating the impacts that the application of IFRS will have on the financial statements.

SCHEDULE I
Rule 5-04 of the Securities and Exchange Commission requires presentation of condensed financial statements of the registrant (parent company) when restricted net assets, defined as assets not to be transferred to the parent company in the form of loans, advances or cash dividends of the subsidiary without the consent of a third party.
Following are the parent company Chilean GAAP balance sheets as of December 31, 2006 and 2007 and results of operations and cash flows for the years ended December 31, 2005, 2006 and 2007. Note that there are no differences in shareholders’ equity and net income under Chilean GAAP between the parent company and the consolidated company in any of the presented periods.
ENERSIS S.A.
BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	As of December 31,
	2006	2007	2007
	ThCh$	ThCh$	ThUS$

ASSETS

CURRENT ASSETS:
Cash	174,992	179,342	361
Time deposits	7,463,806	13,292,082	26,751
Notes receivable, net	792	—	—
Other accounts receivable, net	8,772,327	1,650,327	3,321
Amounts due from related companies	102,349,384	188,220,255	378,797
Income taxes recoverable	4,204,604	12,215,173	24,583
Prepaid expenses	22,635	6,432	13
Deferred income taxes	38,921,808	19,231,570	38,704
Other current assets	11,922,391	73,040,942	146,996

Total current assets	173,832,739	307,836,123	619,526

PROPERTY, PLANT AND EQUIPMENT:
Buildings and infrastructure	24,222,977	24,222,818	48,749
Machinery and equipment	3,176,763	3,309,052	6,660
Other assets	803,902	861,640	1,734
Technical appraisal	38,573	38,528	78

Sub — total	28,242,215	28,432,038	57,221

Less: accumulated depreciation	(16,235,387)	(17,372,491)	(34,962)

Total property, plant and equipment, net	12,006,828	11,059,547	22,259

OTHER ASSETS:
Investments in related companies	2,531,675,829	2,460,391,657	4,951,582
Investment in other companies	13,326,869	11,581,217	23,307
Goodwill, net	684,890,775	625,779,400	1,259,392
Negative goodwill, net	(480,792)	(390,418)	(786)
Amounts due from related companies	518,365,497	327,695,685	659,493
Deferred income taxes long-term	—	8,209,361	16,521
Intangibles	1,674,368	1,674,368	3,370
Accumulated amortization	(744,904)	(828,780)	(1,668)
Other assets	64,240,088	59,299,872	119,342

Total other assets	3,812,947,730	3,493,412,362	7,030,553

TOTAL ASSETS	3,998,787,297	3,812,308,032	7,672,338

SCHEDULE I
ENERSIS S.A.
BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	As of December 31,
	2006	2007	2007
	ThCh$	ThCh$	ThUS$

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt due to banks and financial institutions	935,221	840,604	1,692
Current portion of bonds payable	9,698,084	8,564,364	17,236
Dividends payable	16,715	387,478	780
Accounts payable	397,032	205,287	413
Miscellaneous payables	167,090	348,244	701
Amounts payable to related companies	38,543,585	162,240,863	326,513
Accrued expenses	5,651,885	5,040,586	10,144
Withholdings	64,546	316,385	637
Income tax	—	121,265	244
Other current liabilities	1,167,359	2,150,224	4,327

Total current liabilities	56,641,517	180,215,300	362,687

LONG -TERM LIABILITIES:
Due to banks and financial institutions	180,112,861	173,911,500	350,000
Bonds payable	379,504,301	332,559,133	669,281
Amounts payable to related companies	108,433,809	—	—
Accrued expenses	22,992,104	17,950,345	36,125
Deferred income taxes	2,758,006	—	—
Other long-term liabilities	166,091,530	204,462,123	411,484

Total long-term liabilities	859,892,611	728,883,101	1,466,890

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value shares	2,594,015,458	2,594,015,458	5,220,502
Additional paid-in capital	184,861,405	184,861,405	372,037
Other reserves	(255,979,636)	(435,491,419)	(876,434)
Retained earnings	291,354,472	388,982,534	782,834
Net income for the year	307,121,433	188,376,410	379,111
Provisional dividends	(38,924,762)	(17,534,757)	(35,289)
Deficit of subsidiaries in development stage	(195,201)	—	—

Total shareholders’ equity	3,082,253,169	2,903,209,631	5,842,761

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,998,787,297	3,812,308,032	7,672,338

SCHEDULE I
ENERSIS S.A.
INCOME STATEMENT
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	Years ended December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$

OPERATING INCOME:
SALES	5,031,087	5,043,877	5,010,645	10,084
COST OF SALES	(1,254,845)	(1,418,416)	(1,500,984)	(3,021)

GROSS PROFIT	3,776,242	3,625,461	3,509,661	7,063

ADMINISTRATIVE AND SELLING EXPENSES	(18,694,028)	(18,099,914)	(20,083,426)	(40,418)

OPERATING LOSS	(14,917,786)	(14,474,453)	(16,573,765)	(33,355)

NON-OPERATING INCOME AND EXPENSES:
Interest income	27,817,661	28,473,502	35,975,390	72,401
Equity in income of related companies	190,014,375	427,222,877	291,111,546	585,867
Other non-operating income	13,502,877	7,066,726	12,481,103	25,118
Equity in losses of related companies	(25,283,292)	(10,384,222)	(9,789)	(20)
Amortization of goodwill	(58,378,541)	(58,388,173)	(58,314,582)	(117,359)
Interest expense	(62,002,468)	(52,920,897)	(54,591,866)	(109,867)
Other non-operating expenses	(3,136,364)	(3,221,075)	(878,026)	(1,766)
Price-level restatements, net	(1,775,690)	(811,507)	(6,331,550)	(12,742)
Exchange difference, net	(7,169,771)	(4,764,421)	(19,551,085)	(39,347)

NON-OPERATING RESULT	73,588,787	332,272,810	199,891,141	402,285

INCOME BEFORE INCOME TAXES AND AMORTIZATION OF NEGATIVE GOODWILL	58,671,001	317,798,357	183,317,376	368,930

INCOME TAX	15,870,528	(10,719,988)	5,019,251	10,101

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	74,541,529	307,078,369	188,336,627	379,031

AMORTIZATION OF NEGATIVE GOODWILL	42,636	43,064	39,783	80

NET INCOME FOR THE YEAR	74,584,165	307,121,433	188,376,410	379,111

SCHEDULE I
ENERSIS S.A.
STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2007 and thousands of US dollars)

	As of December 31,
	2005	2006	2007	2007
	ThCh$	ThCh$	ThCh$	ThUS$

CASH FLOWS FROM OPERATING ACTIVITIES :
Net income for the year	74,584,165	307,121,433	188,376,410	379,111

Charges (credits) to income which do not represent cash flows:
Depreciation	1,201,309	1,364,542	1,446,589	2,911
Amortization of intangibles	83,876	83,876	83,876	169
Equity in income of related companies	(190,014,375)	(427,222,877)	(291,111,546)	(585,867)
Equity in losses of related companies	25,283,292	10,384,222	9,789	20
Amortization of goodwill	58,378,541	58,388,173	58,314,582	117,359
Amortization of negative goodwill	(42,636)	(43,064)	(39,783)	(80)
Price-level restatement, net	1,775,690	811,507	6,331,550	12,742
Exchange difference, net	7,169,771	4,764,421	19,551,085	39,347
Other credits to income which do not represent cash flows	(5,114,908)	(134,960)	(5,061,638)	(10,187)
Other charges to income which do not represent cash flows	7,853,872	3,012,956	956,226	1,925

Changes in assets which affect cash flows:
Decrease in dividends receipts	94,349,840	—	—	—
Decrease in other assets	(2,740,381)	124,314,098	166,654,589	335,395

Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(4,721,766)	(13,425,606)	(2,512,921)	(5,057)
Increase in interest payable	(1,038,372)	6,536,088	11,932,377	24,014
Decrease in income tax payable	(10,105,968)	12,039,833	(2,511,756)	(5,055)
Increase in other accounts payable associated with non-operating results	(41,338)	(21,280,817)	(4,627,170)	(9,312)
Net decrease in value added tax and other similar taxes payable	(330,443)	45,717	1,005,149	2,023

Net cash flows provided by operating activities	56,530,169	66,759,542	148,797,408	299,458

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans obtained	—	175,972,374	19,912,551	40,074
Other loans obtained from related companies	1,265,737	35,964,282	41,299,507	83,116
Loans obtained from related companies	27,669,499	10,012,887	—	—
Other sources of financing	487,066	—	—	—
Dividends paid by related company	(9,276,422)	—	—	—
Dividends paid	(6,129,286)	(74,720,123)	(186,375,808)	(375,085)
Payment of loans	(163,916,186)	(46,059,269)	—	—
Payment of bonds	(158,830)	(171,391,836)	(1,538,137)	(3,094)
Payment of loans granted by related companies	—	(12,544,422)	—	—
Payment of other loans obtained from related companies	(42,405,920)	—	—	—
Other disbursements for financing	(6,409,172)	—	—	—

Net cash used in financing activities	(198,873,514)	(82,766,107)	(126,701,887)	(254,989)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of property, plant and equipment	—	201,356	—	—
Other receipts from investment	61,320,751	25,806,797	2,901,695	5,840
Proceeds from loans granted to related companies	238,196,180	24,585,175	67,433,082	135,710
Long-term investments	(26,646,364)	(13,020,863)	(260,834)	(525)
Loans granted to relates companies	(148,166,158)	(220,746)	—	—
Other loans to related companies	(10,133,728)	(6,609,226)	(22,312,422)	(44,904)
Sales of other investment	1,188,192	—	—	—
Additions to property, plant and equipment	(159,421)	(194,572)	(564,366)	(1,136)
Other disbursement for investments	—	(539,592)	22,368,439	(45,017)

Net cash provided by investing activities	115,599,452	30,008,329	24,828,716	49,968

NET CASH FLOW FOR THE YEAR	(26,743,893)	14,001,764	46,924,237	94,437

EFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	(221,065)	26,209	(879,288)	(1,770)

NET INCREASE IN CASH AND CASH EQUIVALENTS	(26,964,958)	14,027,973	46,044,949	92,667

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,095,032	130,074	14,158,047	28,493

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	130,074	14,158,047	60,202,996	121,160

SCHEDULE I
ENERSIS S.A.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in thousands of historical Chilean pesos, except as stated)

					Deficit of
		Additional			subsidiaries in
	Paid-in	paid-in	Other	Retained	development	Interim	Net income
	capital	capital	reserves	earnings	stage	dividends	for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2005	2,283,404,124	162,725,820	(122,588,994)	194,378,259	(2,673,664)	—	44,307,596	2,559,553,142
Transfer of prior year income to retained earnings	—	—	—	41,633,932	2,673,664	—	(44,307,596)	—
Changes in equity of affiliates	—	—	(5,851,418)	—	—	—	—	(5,851,418)
Dividend paid	—	—	—	(13,600,517)	—	—	—	(13,600,517)
Cumulative translation adjustment	—	—	(97,676,664)	—	—	—	—	(97,676,664)
Reserve Technical Bulletin No. 72	—	—	(6,197,072)	—	—	—	—	(6,197,072)
Price-level restatement of capital	82,202,548	5,858,130	(4,413,203)	7,979,618	—	—	—	91,627,092
Net income for the year	—	—	—	—	—	—	68,016,865	68,016,865

As of December 31, 2005	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,428

As of December 31, 2005(1)	2,594,015,458	184,861,406	(259,584,324)	252,636,493	—	—	74,584,165	2,846,513,198

As of January 1, 2006	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,429
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Investment equity variations	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend 2005	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Cumulative translation adjustment	—	—	14,766,794	—	—	—	—	14,766,794
Reserve Technical Bulletin No. 72	—	—	(825,381)	—	—	—	—	(825,381)
Price-level restatement	49,677,740	3,540,263	(4,971,274)	5,522,778	—	—	—	53,769,506
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (1)	2,594,015,458	184,861,405	(255,979,636)	291,354,472	(195,201)	(38,924,762)	307,121,433	3,082,253,169

As of January 1, 2007	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909
Transfer of prior year income to retained earnings	—	—	—	249,535,820	181,751	36,242,795	(285,960,366)	—
Investment equity variations	—	—	(7,702,898)	—	—	—	—	(7,702,898)
Final dividend 2006	—	—	—	(159,675,172)	—	—	—	(159,675,172)
Reserve Technical Bulletin No. 72	—	—	(56,695,443)	—	—	—	—	(56,695,443)
Cumulative translation adjustment	—	—	(115,113,442)	—	—	—	—	(115,113,442)
Price-level restatement	178,731,046	12,737,192	(17,637,331)	27,842,117	—	(190,784)	—	201,482,240
Interim dividend	—	—	—	—	—	(17,343,973)	—	(17,343,973)
Net income for the year	—	—	—	—	—	—	188,376,410	188,376,410

As of December 31, 2007	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631

As of December 31, 2007 (2)	5,220,502	372,037	(876,434)	782,834	—	(35,289)	379,111	5,842,761

(1)	Restated in thousands of constant Chilean pesos as of December 31, 2007.

(2)	Expressed in thousands of US$ as of December 31, 2007
The following table presents the dividends received by Enersis individual in the years ended December 31, 2005, 2006 and 2007:

	Years ended December 31,
	2005	2006	2007
	ThCh$	ThCh$	ThCh$

Dividends received	94,343,388	136,940,476	188,142,044

The Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Enersis ’s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2007 is
ThCh$ 1,171,236,566.
* * * * * *

EXHIBIT INDEX

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis, as amended.*
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).*
4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (Spanish version).**
4.2	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (English version).**
8.1	List of Subsidiaries as of December 31, 2006.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*	Incorporated by reference to Enersis annual report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 14, 2007.

**	Incorporated by reference to Enersis annual report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.
We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Enersis.