Form 20-F
period 2008-12-31
ENERSIS SA
filed 2009-06-08
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . .. .

For the transition period from                       to

Commission file number: 001-12440

ENERSIS S.A.
(Exact name of Registrant as specified in its charter)

ENERSIS S.A.
(Translation of Registrant’s name into English)

CHILE
(Jurisdiction of incorporation or organization)

SANTA ROSA 76, SANTIAGO, CHILE
(Address of principal executive offices)

Nicolás Billikopf (56-2) 353-4639 nbe@enersis.cl Santa Rosa 76, Piso 15, Santiago, Chile
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares representing Common Stock	New York Stock Exchange
Common Stock, no par value *	New York Stock Exchange
$ 249,734,000 7.40% Notes due December 1, 2016	New York Stock Exchange
$ 858,000 6.60% Notes due December 1, 2026	New York Stock Exchange

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

Enersis’ Simplified Organizational Structure (*)

Enersis
Endesa Chile 60.0%
Endesa Brasil 53.6%
Generation
Generation
Distribution
Transmission
Distribution
Pangue 56.9% (Chile)
Pehuenche 55.6% (Chile)
Costanera 41.9% (Argentina)
El Chocón 39.2% (Argentina)
Edegel 19.8% (Peru)
Emgesa 16.1% (Colombia)
Endesa Fortaleza 53.6%
Cachoeira Dourada 53.4%
Ampla 69.9%
Coelce 34.9%
CIEN 53.6%
Chilectra 99.1% (Chile)
Edesur 65.4% (Argentina)
Edelnor 33.5% (Peru)
Codensa 21.7% (Colombia)

(*) Only principal operating subsidiaries are presented here. Percentage ownership includes Enersis’ direct and indirect equity interests as of December 31, 2008.

GLOSSARY

Acciona	ACCIONA, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain as of December 31, 2008.

ADR	American Depositary Receipt	Receipt evidencing a variable number of ADSs.

ADS	American Depositary Share	One ADS represents 50 common shares of the Company.

AFP	Administradora de Fondos de Pensiones	Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A E.S.P.	Endesa Chile’s Colombian subsidiary which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of Enersis.

CAM	Compañía Americana de Multiservicios Ltda.	Enersis’ subsidiary engaged in the electrical parts procurement business.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of units to satisfy demand.

CELTA	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’s subsidiary that operates in the SING with thermal plants.

CEMSA	Compañía de Energía del Mercosur S.A.	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area, a subsidiary of Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A E.S.P.	Colombian distribution company that operates mainly in Bogotá, and is a subsidiary of Enersis.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará, Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s subsidiary transmission company with operations in Argentina.

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, and a subsidiary of Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires larger metropolitan area, and a subsidiary of Enersis.

El Chocón	Central Hidroeléctrica El Chocón S.A.	Endesa Chile’s subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Elesur	Elesur S.A.	A former Chilean subsidiary of Enersis that absorbed Chilectra, and later changed its name to Chilectra.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil S.A.	Brazilian holding company, a subsidiary of Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our generation subsidiary with operations in four countries in South America.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by our subsidiary Endesa Brasil.

Endesa Latin America	Endesa Latinoamérica, S.A.	A subsidiary of Endesa Spain and our direct controller, formerly known as Endesa Internacional, S.A.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel SpA	Italian power company, with a controlling ownership of Endesa Spain.

Enersis	Enersis S.A.	Chilean company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Registrant of this report.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority of the energy sector.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edelnor in 2006.

Foninvenem	Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in the north of Chile, an affiliate of Endesa Chile.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, Brazil and Colombia.

GNLQ	Gas Natural Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG will be unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Ltda.	Enersis’ wholly-owned subsidiary engaged in the real estate business.

LNG	Liquefied Natural Gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule river basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UF	Unidad de Fomento	Chilean inflation-indexed, peso denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Enersis S.A.  (“Enersis” or the “Company”) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and affiliates is expressed in terms of our economic interest as of December 31, 2008.

We are a Chilean company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  As of the date of this Report, we own 60.0% of Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and 99.1% of Chilectra S.A.  As of December 31, 2008 Endesa, S.A. (“Endesa Spain”), a Spanish electricity generation and distribution company, owned 60.6% of Enersis.

Financial Information

In this Report on Form 20-F, unless otherwise specified, references to “dollars” or “$” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$” or “reais” are to the Brazilian real, the legal currency of Brazil; references to “soles” are to soles, the legal currency of Peru; references to “CPs” or Colombian pesos are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2008, UF 1 was equivalent to Ch$ 21,452.57.  The dollar equivalent of UF 1 was $ 33.71 at December 31, 2008, using the Observed Exchange Rate, reported by the Banco Central de Chile (the “Chilean Central Bank” or the “Central Bank”) as of December 31, 2008, of Ch$ 636.45 per $ 1.00.  As of May 29, 2009, UF 1 was equivalent to Ch$ 20,992.00.  The dollar equivalent of UF 1 was $ 37.45 as of May 29, 2009, using the Observed Exchange Rate reported by the Central Bank of Ch$ 560.58 per $ 1.00.

Our audited consolidated financial statements and, unless otherwise indicated, other financial information concerning us and our subsidiaries included in this Report are presented in constant pesos in conformity with Chilean generally accepted accounting principles (“Chilean GAAP”) and the rules of the Superintendencia de Valores y Seguros, or SVS.  Data expressed in pesos for all periods in the Company’s audited consolidated financial statements for the three fiscal years ended December 31, 2008 are expressed in constant pesos as of December 31, 2008 (see note 2(c) to our consolidated financial statements).  For Chilean accounting purposes, inflation adjustments are calculated based on a “one-month lag” convention using an inflation adjustment factor based on the Indice de Precios al Consumidor (Chilean consumer price index, or “Chilean CPI”).  The Chilean CPI is published monthly by Chile’s Instituto Nacional de Estadísticas (the “National Bureau of Statistics”).  For example, the inflation adjustment applicable for the 2008 calendar year is the percentage change between the November 2007 Chilean CPI and the November 2008 Chilean CPI, which was 8.9%. On the other hand, economic inflation for 2008 is based on the CPI change between December 31, 2007 and 2008, which amounted to 7.1%, and was lower than the figure used in accordance with accounting norms.  Chilean GAAP differs in certain important respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  See note 36 to our consolidated financial statements for a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to us, and for reconciliation to U.S. GAAP of stockholders’ equity and net income as of and for the three years in the period ended December 31, 2008.

Under Chilean GAAP, we consolidate the results from operations of a company defined as a “subsidiary” under Law No.18,046 (the “Chilean Companies Act”).  In order to consolidate a company, we must generally satisfy one of two criteria:

•                  control, directly or indirectly, more than a 50% voting interest in such company; or

•                  nominate or have the power to nominate a majority of the Board of Directors of such company if we control 50% or less of the voting interest of that company.

As of December 31, 2008, we consolidated Endesa Chile, Chilectra, Inversiones Distrilima S.A. (which in turn consolidated Empresa de Distribución Eléctrica de Lima Norte S.A.A., or Edelnor), Empresa Distribuidora Sur S.A., or Edesur, Inmobiliaria Manso de Velasco Ltda., or IMV, Synapsis Soluciones y Servicios IT Ltda., or Synapsis, Compañía Americana de Multiservicios Ltda., or CAM, and Codensa S.A. E.S.P., or Codensa.  Through Endesa Brasil S.A., or Endesa Brasil, we consolidated Ampla Energia e Serviços S.A., or Ampla, Investluz (which in turn consolidated Companhia Energética do Ceará S.A., or Coelce), Central Geradora Termelétrica Fortaleza  S.A., or Endesa Fortaleza, Centrais Elétricas Cachoeira Dourada S.A., or Cachoeira Dourada, and Companhia de Interconexão Energética S.A., or CIEN (which in turn consolidated Compañía de Transmisión del Mercosur, or CTM, and Transportadora del Energía de Mercosur S.A., or TESA).

Endesa Chile, in turn, consolidated all of its operating Chilean subsidiaries.  In Argentina, Endesa Chile consolidated Central Hidroeléctrica El Chocón S.A., or El Chocón, and Endesa Costanera S.A., or Endesa Costanera.  In Colombia, Endesa Chile consolidated Emgesa S.A. E.S.P., or Emgesa.  Endesa Chile also consolidated Edegel S.A.A., or Edegel, in Peru.

For the convenience of the reader, this Report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3.  Key Information — A. Selected Financial Data — Exchange Rates” at December 31, 2008.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate (See “Item 3.  Key Information — A. Selected Financial Data — Exchange Rates”).

Technical Terms

References to “GW” and “GWh” are to gigawatts and gigawatts hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; and references to “kV” are to kilovolts.  Unless otherwise indicated, statistics provided in this Report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities.  One GW equals 1,000 MW, and one MW equals 1,000 kW.

Statistics relating to aggregate annual electricity production are expressed in GWh and based on a year of 8,760 hours, except for 2008, a leap year, based on 8,784 hours.  Statistics relating to installed capacity and production of the electricity industry do not include electricity of self-generators.  Statistics relating to our production do not include electricity consumed by us from our generators.

Energy losses during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy purchased and generated (that excludes own energy consumption and losses of the power plant), within a given period.

Calculation of Economic Interest

References are made in this Report to the “economic interest” of Enersis in its subsidiaries or affiliates.  In circumstances where we do not directly own an interest in a subsidiary or affiliate, our economic interest in such ultimate subsidiary or affiliate is calculated by multiplying the percentage economic interest in a directly held subsidiary or affiliate by the percentage economic interest of any entity in the ownership chain of such subsidiary or affiliate.  For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an affiliate, our economic interest in such affiliate would be 24%.

Forward-Looking Statements

This Report contains statements that are or may constitute forward-looking statements.  These statements appear throughout this Report and include statements regarding our intent, belief or current expectations, including but not limited to any statements concerning:

•                  our capital investment program;

•                  trends affecting our financial condition or results from operations;

•                  our dividend policy;

•                  the future impact of competition and regulation;

•                  political and economic conditions in the countries in which we or our related companies operate or may operate in the future;

•                  any statements preceded by, followed by or that include the words “believes,” “expects,” “predicts,” “anticipates,” “intends,” “estimates,” “should,” “may” or similar expressions; and

•                  other statements contained or incorporated by reference in this Report regarding matters that are not historical facts.

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

•                  political, economic and demographic developments in the emerging market countries of South America where we conduct our business; and

•                  the factors discussed below under “Risk Factors”.

You should not place undue reliance on such statements, which speak only as of the date that they were made.  Our independent public accountants have not examined or compiled the forward-looking statements, and, accordingly, do not provide any assurance with respect to such statements.  You should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.  We do not undertake any obligation to release publicly any revisions to forward-looking statements contained in this Report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

For all these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers

Not applicable

Item 2.   Offer Statistics and Expected Timetable

Not applicable

Item 3.   Key Information

A.            Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, included in this Report.  Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the rules of the SVS, which differ in certain important respects from U.S. GAAP.  Note 37 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of net income and shareholders’ equity for the periods indicated therein.  Financial data as of and for each of the five years ended December 31, 2008 in the following table have been restated in constant pesos as of December 31, 2008.

In general, amounts are in millions except for ratios, operating data, shares and ADS data.  For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2008, are converted at the Observed Exchange Rate for December 31, 2008 of Ch$ 636.45 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Exchange Rates” below.

The information detailed in the following table includes changes in certain accounting policies for the five years ended as of December 31, which affect the comparability of the data presented below.  See Note 3 to our consolidated financial statements for a description of changes in our accounting policies.

	As of or for the year ended December 31,
	2004	2005	2006	2007	2008	2008 (1)
	(Constant Ch$ Millions as of December 31, 2008,					Millions
	Except Shares and ADS data)					of $
CONSOLIDATED INCOME STATEMENT DATA

Chilean GAAP

Revenues from Operations	3,378,064	3,848,031	4,526,458	4,915,621	6,650,287	10,449
Cost of Sales	(2,350,331)	(2,613,073)	(3,030,346)	(3,255,835)	(4,305,904)	(6,766)
Administrative and Selling Expenses	(218,731)	(265,684)	(263,023)	(291,029)	(365,586)	(574)

Operating Income	809,002	969,274	1,233,089	1,368,757	1,978,797	3,109
Equity in Income of Related Companies	38,532	8,055	5,894	(59,635)	(2,371)	(4)
Goodwill Amortization	(65,816)	(65,901)	(65,389)	(65,138)	(65,496)	(103)
Interest (Expense), Net	(356,182)	(315,996)	(306,029)	(318,211)	(319,339)	(502)
Price Level Adjustment	16,863	(13,359)	7,655	(4,375)	(7,823)	(12)
Other non Operating Income (loss), net	(113,877)	(108,954)	(120,976)	(162,684)	128,901	203

Income (loss) before Income Taxes, Minority Interest and Amortization of Negative Goodwill	328,522	473,119	754,244	758,714	1,712,669	2,691
Income taxes	(169,786)	(207,982)	(111,358)	(275,678)	(450,974)	(709)
Item extraordinary	—	—	—	—	—	—
Minority Interest	(125,084)	(202,422)	(315,538)	(282,710)	(697,031)	(1,095)
Amortization of Negative Goodwill	21,164	18,505	7,108	4,815	6,219	10

Net Income	54,816	81,220	334,456	205,141	570,883	897
Net Income (loss) per Share	1.68	2.49	10.24	6.28	17.48	0.0275
Net Income (loss) per ADS	83.94	124.38	512.17	314.14	874.22	1.3736

U.S. GAAP (2)

Operating Income	822,023	984,996	1,191,606	1,107,738	1,890,919	2,971
Equity in Income of Related Companies	38,533	(31,504)	11,122	(57,303)	12,278	19
Income taxes	(153,368)	(217,070)	(119,165)	(272,702)	(413,869)	(650)
Net Income (loss) from continuing operations	187,765	146,102	423,567	204,790	619,426	973

Income (loss) from discontinued operations net of tax and minority interest	—	—	—	—	—	—
Net Income (loss)	187,765	146,102	423,567	204,790	619,426	973
Net Income (loss) from continuing operations per Share	5.75	4.47	12.97	6.27	18.97	0.03
Net Income (loss) from continuing operations per ADS	287.53	223.73	648.62	313.60	948.55	1.49

Net Income (loss) per Share	5.75	4.47	12.97	6.27	18.97	0.03
Net Income (loss) per ADS	287.53	223.73	648.62	313.60	948.55	1.49
Cash Dividends per share	—	0.51	2.49	6.23	5.19	0.01
Cash Dividends per ADS	—	25.50	124.50	311.50	259.50	0.41
Capital stock	3,026,197	3,026,197	3,026,197	3,026,197	3,026,197	4,755
Number of shares of common stock (thousands)	32,651,166	32,651,166	32,651,166	32,651,166	32,651,166
Number de American Depository Shares (thousands)	66,345	61,384	55,826	57,803	71,267

CONSOLIDATED BALANCE SHEET DATA

CHILEAN GAAP

Total Assets	12,978,732	12,258,435	12,941,789	12,455,728	14,399,628	22,625
Long Term Liabilities	4,709,412	4,036,994	4,587,995	4,424,083	4,501,485	7,073
Minority Interest	3,866,060	3,343,660	3,356,668	2,985,784	3,677,146	5,778
Stockholders’ Equity	3,166,517	3,099,853	3,356,574	3,161,596	3,697,213	5,809

U.S. GAAP (2)

Total Assets	13,060,309	12,399,840	13,124,247	12,786,364	15,005,798	23,577
Long Term Liabilities	4,941,689	4,245,064	4,808,899	4,720,329	5,082,648	7,986
Minority Interest	3,589,123	3,104,671	3,133,135	2,688,822	3,325,806	5,226
Stockholders’ Equity	3,259,290	3,274,121	3,548,896	3,438,662	3,944,610	6,198

Other Consolidated Financial Data
CHILEAN GAAP
Capital Expenditures	328,998	379,082	605,574	646,926	826,765	1,299
Depreciation and amortization	477,897	448,923	494,122	463,290	566,127	890

U.S. GAAP (2)
Capital Expenditures (3)	328,998	379,082	605,574	646,926	826,765	1,299
Depreciation and amortization	453,721	430,012	467,148	443,827	547,359	860

(1)              Solely for the convenience of the reader, peso amounts have been translated into dollars at the rate of Ch$ 636.45 per dollar, the Observed Exchange Rate as of December 31, 2008.

(2)              Does not include goodwill and negative goodwill amortization.

(3)              Capex figures represent effective payments for each year.

	As of and for the year ended December 31,
	2004	2005	2006	2007	2008
OPERATING DATA OF SUBSIDIARIES

Chilectra (Chile)
Electricity Sold (GWh)	11,317	11,851	12,377	12,923	12,535
Number of Customers (thousands)	1,371	1,404	1,437	1,483	1,534
Total Energy Losses (%)(1)	5.2%	5.5%	5.4%	5.9%	5.9%

Edesur(Argentina)
Electricity Sold (GWh)	13,322	14,018	14,837	15,833	16,160
Number of Customers (thousands)	2,139	2,165	2,196	2,228	2,262
Total Energy Losses (%)(1)	11.8%	11.4%	10.5%	10.7%	10.6%

Ampla(Brazil)
Electricity Sold (GWh)	7,628	8,174	8,668	8,985	9,119
Number of Customers (thousands)	2,115	2,216	2,316	2,379	2,466
Total Energy Losses (%)(1)	22.8%	22.4%	21.9%	21.4%	20.2%

Coelce(Brazil)
Electricity Sold (GWh)	6,141	6,580	6,769	7,227	7,571
Number of Customers (thousands)	2,334	2,438	2,543	2,689	2,842
Total Energy Losses (%)(1)	13.9%	14.0%	13.0%	12.5%	11.7%

Codensa(Colombia)
Electricity Sold (GWh)	9,656	10,094	10,755	11,441	11,822
Number of Customers (thousands)	2,015	2,073	2,138	2,209	2,285
Total Energy Losses (%)(1)	9.7%	9.4%	8.9%	8.7%	8.1%

Edelnor(Peru)
Electricity Sold (GWh)	4,250	4,530	4,874	5,201	5,599
Number of Customers (thousands)	912	925	952	986	1,028
Total Energy Losses (%)(1)	8.4%	8.6%	8.2%	8.1%	8.2%

Endesa Chile
Installed capacity in Chile (MW)	4,477	4,477	4,477	4,779	4,893
Installed capacity in Argentina (MW)	3,623	3,623	3,639	3,644	3,652
Installed capacity in Colombia (MW)	2,609	2,657	2,779	2,829	2,895
Installed capacity in Brazil (MW)	658	—	N.A.	N.A.	N.A.
Installed capacity in Peru (MW)	967	969	1,426	1,468	1,467
Production in Chile (GWh)(3)	16,797	18,764	19,973	18,773	19,807
Production in Argentina (GWh)(3)	11,290	12,333	13,750	12,117	10,480
Production in Colombia (GWh)(3)	11,881	11,864	12,564	11,942	12,905
Production in Brazil (GWh)(3)(4)	3,262	2,645	—	—	—
Production in Peru (GWh)(3)	4,136	4,516	6,662	7,654	8,102

Endesa Brasil
Installed capacity in Brazil (MW)(2)	—	1,039	980	987	987
Production in Brazil (GWh)(3)	—	3,954	4,489	3,954	3,379

(1)              Energy losses are calculated by (a) subtracting the number of GWh of energy sold from the aggregate GWh of energy purchased and self-generated within a period and (b) calculating the percentage that the resulting sum bears to the aggregate number of GWh of energy purchased and self-generated within the same period.  Energy losses arise from illegally tapped energy as well as technical failures.

(2)              As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005.  As of the same date, Enersis also started to consolidate Endesa Fortaleza.  Ampla had generation facilities which were sold in 2006.

(3)              Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

(4)              Endesa Chile consolidated Cachoeira Dourada’s generation only through September 2005.

Exchange Rates

Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the “Shares” or the “Common Stock”), on the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”), the Bolsa Electrónica de Chile (the “Chilean Electronic Exchange”) and the Bolsa de Corredores de Valparaíso (the “Valparaíso Stock Exchange”) (collectively, the “Chilean Exchanges”).  These exchange rate fluctuations will likely affect the price of the Company’s American Depositary Shares (“ADSs”) and the conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars.  In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

The Ley Orgánica del Banco Central de Chile 18,840 (the “Central Bank Act”), provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the “Formal Exchange Market”), a market formed by banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign currency, which can take place outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”), which is a recognized currency market in Chile.  Free market forces drive both the Formal and Informal Exchange Markets.  Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.  The Central Bank publishes daily the dólar observado (the “Observed Exchange Rate”), which is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  The Informal Exchange Rate means the average rate at which transactions are made in the Informal Exchange Market.  On December 31, 2008, the Informal Exchange Rate was Ch$ 638.50, or 0.3% higher than the published Observed Exchange Rate of Ch$ 636.45 per $ 1.00.  On May 29, 2009, the informal exchange rate was Ch$ 561.45 per $ 1.00, 0.16% higher than the Observed Exchange Rate corresponding to such date of Ch$ 560.58 per $ 1.00.  Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2008.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate(1) (Ch$ per $)
Year	Low	High	Average(2)	Period- end
2004	557.40	649.45	611.11	557.40
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average(2)	Period- end
2008
December	625.59	674.83	—	636.45

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average(2)	Period- end
2009
January	610.09	643.87	—	617.10
February	583.32	623.87	—	599.04
March	572.39	614.85	—	583.26
April	575.12	601.04	—	580.10
May	558.95	580.10	—	560.58

Source: Chilean Central Bank.

(1)          Reflects pesos at historical values rather than in constant pesos.

(2)          The average of the exchange rates on the last day of each month during the period.  This is not applicable to monthly data.

B.            Capitalization and indebtedness.

Not applicable.

C.            Reasons for the offer and use of proceeds.

Not applicable.

D.            Risk factors.

South American economic fluctuations are likely to affect our results from operations.

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be affected adversely.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be affected adversely by events in other countries and such effects may affect the value of our securities.  Moreover, we have significant investments in relatively risky countries such as Argentina.  Generation and distribution of cash from such subsidiaries in these countries have proven to be volatile.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business.

Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  These governmental actions intended to control inflation and affect other policies have often involved wage, price and tariff rate controls as well as other interventionist measures, which in Argentina included freezing bank accounts and imposing capital controls in 2001 and the nationalization of the private sector pension funds in 2008. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances.  If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results from operations may be affected adversely.

The worldwide financial crisis will have a significant adverse effect on our access to bank loans and, to a lesser degree, the capital markets and a prolonged recession would likely affect our results of operations.

The worldwide credit crisis and its disruptive effect on the financial industry is likely to have an adverse impact on our ability to obtain new bank loans under the terms and conditions that have been available to us until now.

Our ability to tap the capital markets in the five countries where we operate, as well as the international capital markets for other sources of liquidity, may also be diminished during the crisis, or such financing may be available only at interest levels higher than those we have experienced until now, leading to an increase in interest expense and reduced cash flows.   Reduced liquidity could, in turn, affect our capital expenditures, our long-term investments and acquisitions, our growth prospects, as well as our dividend payout policy.

In addition, to the extent that the five countries in which we operate experience a prolonged recession, it is likely that our customers will demand less electricity than in the past, which could affect our results of operations and financial condition adversely.  Furthermore, some of our customers may experience difficulties in paying their electricity bills, and an increase in uncollectible accounts would also affect our results adversely.

We are subject to refinancing risk and to financial debt covenants that could affect our liquidity.

As of December 31, 2008, our debt in financial terms was $ 7,920 billion while, under accounting terms it totaled $ 7,419 billion.  These amounts differ since financial debt does not include accrued interests which accounting debt includes, and considers other items that accounting debt does not include such as leasings, derivatives’ spot effects and accounts payable.

Our financial debt had the following maturity timetable:

•                  $ 1,833 million in 2009;

•                  $ 867 million in 2010;

•                  $ 2,362 million in the period 2011-2013; and

•                  $ 2,858 million thereafter.

Of the $ 1,833 million of financial debt maturing in 2009:

•                  $ 868 million is in Chile;

•                  $ 135 million in Argentina;

•                  $ 358 million in Brazil;

•                  $ 308 million in Colombia; and

•                  $ 165 million in Peru.

Our debt agreements are subject to certain fairly standard debt to EBITDA and debt to equity financial covenant ratios, among others.  They also contain common affirmative and negative covenants, as well as events of default, and in some cases, mandatory prepayment events.

A substantial portion of our indebtedness contains cross payment default provisions.  In the case of our Yankee Bond indentures, the cross payment default may be potentially triggered by a default in any amount on our other debt, or on that of any of our subsidiaries, as long as the principal on the debt giving rise to the cross payment default exceeds $ 30 million.  For our syndicated bank credit agreements under the laws of the State of New York, the materiality threshold for the principal on the debt potentially giving rise to the cross payment default increases to $ 50 million, and there is an additional clause requiring that at least $ 50 million must be in default as well.  Furthermore, the bank debt facilities do not apply to all subsidiaries, as is the case with the Yankee Bonds.  In both the Yankee indentures and the syndicated loan contracts, the cross default is not automatic; instead, a certain minimum quorum of debt holders need to formally request acceleration.  Our local Chilean bonds, denominated in UF, on the other hand, have cross default clauses with much higher materiality thresholds than the ones detailed here.  Our non Chilean risk debt facilities normally carry relatively low cross default materiality thresholds, in line with market practice in those countries.

In the event that any of our cross-default provisions are triggered and our existing creditors demand immediate repayment, a significant portion of our indebtedness could become due and payable.  For more information on covenants and relevant provisions for these credit facilities, see “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

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

As of the date of this Report, Argentina is the country with the highest refinancing risk.  As of December 31, 2008, the third-party financial debt of our Argentine subsidiaries amounted to $ 400 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over most of our Argentine outstanding debt.  If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance such indebtedness on terms otherwise acceptable to us.

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 65% of our consolidated installed generation capacity is hydroelectric.  Accordingly, extreme hydrological conditions affect our business and may have a substantial influence over our results.

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

Our generation subsidiaries have a commercial policy in place to limit the potential impact of interruptions to our ability to supply electricity to our customers, including those caused by droughts, interruptions in gas supply and prolonged plant stoppages.  Pursuant to this policy, a level of contracts is determined for each generation company by reducing the hydrological risk to a degree of statistical reliability of 95%.  Any contracts for volumes that exceed this 95% level are required to include clauses transferring the risk of interruptions and its related costs to the customers.  Notwithstanding this risk-reduction policy, a prolonged drought will adversely affect our results.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the five countries in which we operate, and these regulations may adversely affect our profitability.  In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.  For instance, in 2005 there was a change in Water Rights Law in Chile that requires us to pay for all the unused water rights.

The Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  The “cost of failure” is determined semiannually by the CNE’s economic models as the highest cost of electricity during periods of electricity deficit.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.

Similarly, if material rationing policies are imposed by any regulatory authority as a result of adverse hydrological conditions in the other countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way.  Rationing periods may occur in the future and consequently, our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Regulatory authorities may impose fines on our subsidiaries.

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure.  Such fines may range from 1 Unidad Tributaria Mensual (“UTM”), or $ 59, to 10,000 Unidades Tributarias Anuales (“UTA”), or $ 7.1 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2008.  Any electricity company supervised by the Chilean Superintendence of Electricity and Fuels, or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of the company; for instance, when the coordination duty of the system agents is not fulfilled, even when it is not within the company’s control to prevent such failures.

Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

In 2003, the SEF imposed fines on some of our Chilean generation subsidiaries in an aggregate amount of UTA 5,330, or $ 3.8 million, because of their failure to transmit energy in 2002.

In 2004, the SEF imposed fines on Chilectra and Endesa Chile in the amount of UTA 1,830, or $ 1.3 million and UTA 2,030, or $ 1.4 million, respectively, due to a blackout that occurred in the Metropolitan Region in 2003.

In 2005, the SEF imposed fines of UTA 1,260, or $ 0.9 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region in 2003.

In February 17, 2009, the SEF imposed fines on Endesa Chile, Pehuenche and San Isidro for UTA 200, UTA 200 and UTA 100, respectively, or $ 0.3 million in total.  Also in 2009, the SEF fined Chilectra for UTA 700, or $ 0.5 million, due to billing management procedures challenged by our customers.

We are currently appealing all these fines, but these appeals may be unsuccessful.

We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.

We have no significant assets other than the stock of our subsidiaries.  In order to pay our obligations, we rely on cash from dividends, loans, interest payments, capital reductions and other distributions from our subsidiaries and equity affiliates, as well as cash from proceeds of the issuance of new securities.  Our ability to pay our obligations will depend on the receipt of distributions from our subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends, interest payments, loans and other distributions to us is subject to legal constraints such as dividend restrictions, fiduciary duties, contractual limitations and foreign exchange controls that may be imposed in any of the five countries where they operate.

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

Contractual Constraints.  Distribution restrictions in our subsidiaries’ contractual agreements include the following:  prohibitions against dividend distributions by many companies in the case of default, and in the case of Empresa Eléctrica Pangue S.A., or Pangue, one of our Chilean generation subsidiaries, if it is not in compliance with certain debt-to-equity ratio and debt coverage ratio requirements (in each case, as defined in Pangue’s credit agreements that mature in January 2010); and prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Ampla and Coelce in Brazil, and Endesa Costanera and El Chocón in Argentina, in the case of default and if not in compliance with certain financial ratios.

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.

Foreign Currency Controls.  The ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us may be subject to restrictions that may be imposed by Central Banks or other governmental authorities in the various jurisdictions in which we operate.  For example, during the economic crisis of 2001, the Central Bank of Argentina imposed restrictions on the transfer of funds outside Argentina.

Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders

The South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our revenues are linked to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations in the indexation of our tariffs to the dollar.

Because of this exposure the cash generated by our subsidiaries can be diminished materially when the local currencies devalue against the dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures, may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2008, using financial instead of accounting conventions, Enersis’ total consolidated financial debt was $ 7,920 million (net of currency hedging instruments).  Of this amount $ 3,091 million, or 39%, was denominated in dollars and $ 1,537 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•                  $ 97 million in Argentine pesos;

•                  $ 1,352 million in Brazilian reais;

•                  $ 1,420 million in Colombian pesos; and

•                  $ 423 million in soles.

for an aggregate of $ 3,292 million in currencies other than dollars or pesos.

For the twelve-month period ended December 31, 2008, our operating revenues amounted to $ 11,566 million (before consolidation adjustments) of which:

•                  $ 744 million, or 6%, was denominated in dollars; and

•                  $ 2,079 million, or 18%, was linked in some way to the dollar.

In the aggregate, 24% of our operating revenues (before consolidation adjustments) was either in dollars or tied to dollars through some form of indexation, while 17% were in pesos.

Revenues, before consolidation adjustments, in other currencies for the twelve-month period ended December 31, 2008, included the equivalent of:

•                  $ 1,224 million in Argentine pesos;

•                  $ 2,970 million in Brazilian reais;

•                  $ 1,904 million in Colombian pesos; and

•                  $ 621 million in soles.

Despite the fact that we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of Argentina, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.

Furthermore, trading in the shares of our common stock underlying American Depositary Shares (ADSs) is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.

Construction of new facilities may be adversely affected by factors associated with these projects.

Factors that may adversely affect our ability to build new facilities include: delays in obtaining regulatory approvals, including environmental permits;  shortages or increases in the price of equipment, materials or labor; opposition by local or international political, environmental and ethnic groups; strikes; adverse changes in the political and regulatory environment in the five countries where we operate; adverse weather conditions, natural disasters, accidents or other unforeseen events; and the inability to obtain financing at affordable rates.

Any of these factors may cause delays in the completion of all or part of our capital investment program and may increase the cost of the projects.

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

We are a party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results from operations could be adversely affected in a material way if certain of these material claims are resolved against us.  See Note 30 of our audited consolidated financial statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into.  Our subsidiaries have material obligations under long-term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity.  In addition, we have material obligations as selling parties under long-term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depend on water levels in reservoirs, the market prices of commodities such as natural gas, oil, coal and other energy-related products, as well as the dollar exchange rate. Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity.  Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  Under Chilean GAAP, our income statement does not reflect fluctuations in the fair value of our long-term energy contracts, although we are required to do so under U.S. GAAP.  For further discussion, please refer to “Item 11(a) and 11(b) - Quantitative and Qualitative Disclosures about Market Risk - Commodity Price Risk”.

Our controlling shareholders may have conflicts of interest relating to our business.

Enel SpA (“Enel”) and ACCIONA, S.A. (“Acciona”) jointly hold 92.1% of Endesa, S.A. (“Endesa Spain”) which owns 60.6% of Enersis’ share capital (Enel, Acciona and Endesa Spain, collectively, the “Controllers”).  The Controllers have the power to determine the outcome of most material matters that require shareholder’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  The Controllers also can exercise influence over our operations and business strategies.  Our Controllers’ interests may in some cases differ from those of our other shareholders.  The Controllers conduct their business in South America primarily through us and also through entities not consolidated by us or in which we have no interest.

Environmental regulations in the countries in which we operate may increase our costs of operations.

Our operating subsidiaries are also subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may be withheld by governmental authorities.  In addition, public opposition may cause delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4.  Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework”.

The Argentine natural gas crisis has increased the vulnerability of electricity generation in Chile.

In Argentina, the low price imposed by regulators on natural gas has directly affected production and investment in natural gas fields, which has impacted the short and medium-term availability of natural gas, both in Chile and in Argentina.  The low price has also induced Argentine customers to increase their demand.  A natural gas shortage has forced electricity generation companies, including ours, to use more expensive fuel oil, thus substantially increasing production costs.  Energy demand in Chile’s central region decreased by 0.9% in 2008 but it is expected to increase in the long term.  Increasing demand, combined with a low level of mid-term investment in the electricity sector, particularly exposes the Chilean electricity sector to the adverse effects of the Argentine natural gas crisis.  Since 2004, Chile has been affected by increasing restrictions in the supply of natural gas from Argentina despite the existence of long-term contracts.

Our combined cycle plant, San Isidro, and both units in Tal-Tal operate with natural gas and diesel oil.  Our related company, GasAtacama S.A. (“GasAtacama”), also operates with natural gas and diesel oil.  Each company has gas contracts with Argentine suppliers and has been affected adversely by restrictions of natural gas from Argentina.  The materiality of the impact in the future will depend on the level of natural gas restrictions, the contractual commitments of each company and the availability of alternative sources such as LNG.  Currently a 9.6 million m3/d (2.5 mtpa) LNG regasification terminal is being developed in Chile and is expected by its promoters to start operations during the second half of 2009; however, no assurances can be given as to when the LNG plant will come on line, the level of its actual production, or whether it will have a material positive effect our operating costs.  One of the promoters of this project is Endesa Chile.  For additional information, please see “Item 4. Information on the Company —  History and Development of the Company — Investments, Capital Expenditures and Divestitures.”

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADSs.

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

Approximately 32% of our consolidated debt outstanding obligations have “change of control” contractual provisions.  As of December 31, 2008, $ 1,397 million of Enersis’ consolidated indebtedness (excluding Endesa Chile on a consolidated basis) and  $ 1,145 million of Endesa Chile’s consolidated indebtedness featured some kind of “change of control” provision either in the form of a negative covenant, a mandatory prepayment or otherwise.  However, in contracts of Enersis’ subsidiaries, totaling $ 174 million in debt, certain previous conditions must be met, typically a merger or spin-off, that would then result in a change of control before triggering a change of control provision.  Similarly, $ 378 million in Endesa Chile’s subsidiaries’ contracts either (a) require a preliminary merger or spin-off prior to triggering such change of control provision or (b) the change of control does not apply to Endesa Spain but to other companies instead.

A total of $ 183 million in Enersis’ and its consolidated subsidiaries’ indebtedness, other than Endesa Chile, and a total of  $ 766 million in bank indebtedness incurred by Endesa Chile have “change of control” provisions which specifically refer to Endesa Spain, directly or indirectly, as the controlling entity.  If a change of control were to occur, and  we are not successful in obtaining certain waivers or amendments, then the lenders under these facilities would have the ability to accelerate such debt and make it immediately due and payable.

As of December 31, 2008, $ 650 million of Endesa Chile debt and $ 150 million of Enersis debt are to be found in revolving and term credit facilities governed by laws of the State of New York.  Lenders under such facilities, on an individual basis, have rights to accelerate payment if Endesa Spain is no longer, directly or indirectly, in the chain of control, provided that the new controlling entity does not satisfy certain minimum risk rating standards, which vary among the different debt facilities.  Enersis’ subsidiaries in Brazil have credit facilities for an aggregate of $ 1,228 million with some kind of “change of control” language, some of them involving standard Banco Nacional de Desenvolvimento Econômico e Social (BNDES) clauses.  BNDES is a state-owned development bank.

If a tender offer for Endesa Spain were to occur, and if another change of control were to take place, we would not be able to give assurances that our lenders and relevant governmental entities such as BNDES in Brazil would waive any acceleration rights that they might otherwise have under such credit agreements.  For more detailed information on Enersis and Endesa Chile contractual provisions, see “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”.

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

New shares issuances may not have the rights granted by former Chapter XXVI

The Chilean Central Bank Decision 1333-01-070510 adopted on May 10, 2007 extended the effects of the former Chapter XXVI to capital increases approved after April 18, 2001.  Under the former Chapter XXVI and the Foreign Investment Contracts, the Chilean Central Bank agreed to grant access to the formal exchange market to convert pesos into dollars (See “Item 10. Additional Information. D — Exchange Rate Controls” for further detail).

Enersis formally requested to the Central Bank for permission to enter into a new Foreign Investment Contract to include its capital increase approved by Enersis’ shareholders’ meeting held on March 31, 2003, which was granted by the Central Bank on September 7, 2007, subject to the execution and delivery of a new Foreign Investment Contract, dated September 24, 2008. Nevertheless, the Central Bank’s approval, aimed at extending the effects of the former Chapter XXVI to the last capital increase of Enersis, is subject to the condition that Enersis previously inform the Central Bank with respect to the measures adopted in the issuance of new shares of a future capital increase in order to sufficiently differentiate new shares from the shares issued previously, under the former Chapter XXVI, so that the shareholders would have the necessary information to learn about such difference.  If Enersis does not comply with this condition, the Central Bank could revoke its approval and the benefits granted to the shares issued in the last capital increase of Enersis by the former

Chapter XXVI. Furthermore, it is not certain, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

Item 4.   Information on the Company

A.            History and Development of the Company.

History

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

Main office:	Santa Rosa 76, Santiago, CP 833-0099, Chile.
Telephone:	(562) 353-4400
Fax:	(562) 378-4789
Web Site:	www.enersis.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

We are an electric utility company primarily engaged, through our subsidiaries and affiliates, in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.

We are one of the largest private sector companies in the electricity sector in South America.

We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919.  In 1970, the Chilean government nationalized CCE.  In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A. (“Gener”), and two distribution companies, one with a concession in the Fifth Region, the current Chilquinta S.A., and the other with a concession in the Santiago Metropolitan Region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A.  From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A.  In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.  We began our international operations with the 1992 investment in Edesur, an

Argentine electricity distribution company.  We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru.  We remain focused on the electricity sector, although we also have small operations in other businesses.

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica (formerly known as Endesa Internacional), Enersis, Endesa Chile and Chilectra held in Brazil, namely, through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce.  Enersis began consolidating Endesa Brasil in October 2005.  In 2006, the International Finance Corporation (“IFC”) became a new shareholder in Endesa Brasil, contributing $ 50 million or 2.7% of share of capital of Endesa Brasil.  As of December 31, 2008, Enersis directly and indirectly controlled 53.6% of Endesa Brasil’s share capital.

In order to optimize taxes, simplify the organizational structure and diminish corporate costs, on April 2006, Enersis decided to merge Elesur and Chilectra in Chile.  As a consequence of this merger, Elesur absorbed Chilectra; the surviving company retained the name of Chilectra.

In order to achieve synergies in Peru, in 2006, we conducted the merger of Edegel and Etevensa (60% owned by Endesa Spain), which had a 457 MW thermoelectric generation company.

In September 2007, we merged our subsidiaries in Colombia, Emgesa and Betania, resulting in a new company which retained the name Emgesa.  Following the merger, as of December 31, 2008, Enersis controlled 16.1% of Emgesa’s share capital.

As of December 31, 2008 we had 13,893 MW of installed capacity with 53 power plants in the five countries in which we operate, 12.4 million distribution customers representing 45 million persons, consolidated assets of $ 22.6 billion and our operating revenues were $ 10.4 billion.

Recent Developments

Since October 10, 2007, the Italian energy company, Enel, and the Spanish construction company, Acciona, jointly hold 92.1% of the share capital of Endesa Spain, which in turns owns 60.6% interest in Enersis.

On February 20, 2009, Acciona and Enel, announced that they had reached an agreement pursuant to which Acciona, directly and indirectly, will transfer to Enel Energy Europe Srl, a wholly owned subsidiary of Enel, a 25.0% equity interest in Endesa Spain.  The transfer is subject to approval by relevant authorities and various other conditions.  Assuming the conditions are satisfied, Enel Energy Europe Srl will hold a 92.1% equity interest in Endesa Spain.

Under the agreement, Enel committed to pay Acciona € 11,107 million for the equity interest.  Additionally, Endesa Spain agreed to transfer to Acciona wind and hydroelectric energy assets located in Spain and Portugal valued at € 2,890 million.  The transfer of shares and assets is expected to be completed by the end of August, 2009.  The agreement between Enel and Acciona was filed with the Spanish CNMV (Comisión Nacional del Mercado de Valores) as an “essential fact” on February 20, 2009, and may be found on the CNMV web site (www.cnmv.es).

Capital Investment Program

We coordinate the overall financing strategy of our subsidiaries and intercompany advances to optimize debt management as well as the terms and conditions of our financing.  Our operating subsidiaries independently plan capital expenditure financed by internally generated funds or direct financings.  One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects.  Additionally, by focusing on Enersis as a whole and seeking to provide services across the group of companies, we are aiming to reduce the level of investment necessary at the individual subsidiary level in items such as procurement, telecommunication and information systems. Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financial structure, and investments will depend on the market conditions at the time the cash flows are needed.

For the period between 2009 and 2013, we expect to make capital expenditures of Ch$ 3,365 billion (or $ 5.3 billion) in our majority-owned subsidiaries.  The table below sets forth the capital expenditures made by our subsidiaries between 2006 and 2008 and the expected capital expenditures for the period 2009-2013.

	Capital Expenditure (1)
	(in billions of Ch$)
	2006	2007	2008	2009-2013
Electricity Generation/Transmission	219	217	363	1,698
Electricity Distribution	360	385	563	1,613
Other Businesses	6	5	9	55
Total	586	608	936	3,365

(1) Capex figures represent accrued investments for each year.

Electricity Generation

Investments in Chile

As part of its strategy for ensuring reliable and diversified energy sources, Endesa Chile is actively taking part in the Chilean government-promoted initiative to diversify the energy matrix through GNL Quintero S.A., or “GNLQ”, with a 20% holding in the ownership of the re-gasification terminal, together with Empresa Nacional del Petróleo (“ENAP”), Metrogas and British Gas as gas supplier.  Its estimated investment cost is approximately $ 1.1 billion and commercial operations are scheduled to start by mid 2009.

In mid January 2008, two months ahead of schedule, the San Isidro II plant completed the construction of the combined cycle and achieved a total capacity of 353 MW.  Taking into account both the open and combined cycle stages, the project required a total investment of $ 233 million.  Once liquefied natural gas (LNG) is available in Chile, the plant will reach its full capacity of 377 MW by mid 2009.  The early start-up of this plant helped provide support for the complex energy supply situation experienced in Chile in early 2008 as a result of the Argentine natural gas crisis.

Endesa Chile began the operation of unit 1 of the Tal-Tal plant, with an additional installed capacity of 120 MW operating with diesel, obtained from a unit that was originally designed to operate with Argentine natural gas.

On June 27, 2008, Endesa Eco, a subsidiary of Endesa Chile, started operating its Ojos de Agua pass through hydroelectric plant, located close to the Cipreses power station, downstream from La Invernada reservoir.  The investment cost of this 9 MW plant was $ 28 million.

Reinforcing Endesa Chile’s commitment to sustainability and non-conventional renewable energy (“NCRE”) development initiatives, following the commercial start-up in December 2007 of the Canela 18 MW wind farm, our subsidiary, Endesa Eco, acquired adjoining land and entered into a supply agreement with ACCIONA Windpower for 40 wind-generators that will produce an additional 60 MW with an estimated investment of $ 150 million.  The environmental impact declaration (“EID”) received favorable qualification resolution from Corema, the regional environmental authority.  We expect the wind farm should start operations in the last quarter of 2009.

Construction works have continued on the Bocamina II coal-fired plant in the town of Coronel in Chile’s Eighth Region.  With a capacity of 370 MW, this plant will have the latest technologies for reducing emissions and is expected to commence operations in the second half of 2010.  The estimated investment is $ 700 million.

On April 16, 2008, the Maule regional environmental authority approved the environmental impact assessment of the Los Cóndores pass through hydroelectric project, with a capacity of approximately 150 MW and an average annual generation of 560 GWh.  This plant will use the waters of the Maule reservoir and will be located to the east of Cipreses and Isla power stations, in San Clemente, Talca.  The estimated investment is approximately $ 400 million and its start up is planned for the first quarter of 2013.  Construction work began in the first quarter of 2009.

Investments in Argentina

In Argentina, Endesa Chile has been taking part since 2005 in the Argentine fund created to increase electricity supply, or “Foninvemem”, in the wholesale electricity market in Argentina or “MEM”, that is building two thermal plants of 800 MW each.  Endesa Chile will hold a 21% equity interest through Endesa Costanera and El Chocón.  At the end of 2008, 1,125 MW were operating in open cycle.  The project is expected to start operations in combined cycle during 2009.

Investments in Colombia

The Colombian Ministry of Mines and Energy selected the assignment of El Quimbo hydroelectric project to Emgesa.  With an estimated investment of over $ 650 million, El Quimbo project will have an installed capacity of 400 MW and will be built in Huila on the river Magdalena, upstream from the Betania plant, and should start operations by December 2014.

Investments in Peru

In Peru, a turnkey contract was signed in January 2008 with Siemens Power Generation for the installation of a 188 MW turbine at the Santa Rosa plant, which will operate with gas from Camisea.  The project will require an investment of approximately $ 90 million and is planned to come into service by the end of 2009.  The project will increase Edegel’s installed capacity from 1,467 MW to 1,654 MW.

Electricity Distribution

Our distribution business in Chile, Argentina, Brazil, Colombia and Peru is carried out by our distribution subsidiaries listed in the table below.  In 2008, we incurred total capital expenditures of Ch$ 563 billion in order to serve new clients, reduce energy losses, maintain equipment and lines and improve service.  The capital expenditures incurred by our subsidiaries in 2008 are shown in the table below:

Distribution company	2008 CAPEX (Ch$ billion)
Chilectra (Chile)	68.1
Edesur (Argentina)	81.0
Ampla (Brazil)	124.8
Coelce (Brazil)	165.1
Codensa (Colombia)	80.2
Edelnor (Peru)	44.2
Total	563.0

In Chile, Chilectra allocated a considerable portion of investments to projects related to quality service, environment, safety, and information and remote control systems.  Significant progress has been made with the Intelligent Network plan which aims to integrate electric power infrastructure with new technology.

In terms of quality service and ISO Certification, Chilectra engaged in developing several projects in the area of environmental care and public health.  It also planted trees and green areas at several substations.  Equipment was purchased to measure the potential radio interference developed by the high and medium-tension lines.  Noise measurements were carried out as a cautionary measure and to comply with current legislation.  Three oil collection centers were built at the El Manzano substation in order to mitigate pollution in the event of a spill.

The SDAC project (Load Release System), aimed to keep potential failures on Chilectra’s sub-transmission system from spreading to the Central Interconnected System (SIC), was completed in 2008.  The capacity of the sub-transmission lines was increased and the supply safety improved along several sections.  In addition numerous projects were carried out on the power transformers in order to meet growing demand.  New feeders were built at several substations on the medium-tension networks.  Furthermore, new 50 Million Volt-Amperes (MVA) units were added to the 110/23 KV system as part of the project to change the tension level.

In Argentina, Edesur sought to maintain quality service and protect public safety.  To this end, the following projects were undertaken:

The capacity of the Héroes de Malvinas substation was increased from 36 MVA to 80 MVA and the substation was modernized.  A new substation, called Glew, with 80 MVA of installed capacity—one of our most important investments in 2008.  The installed capacity of the Monte Chingolo substation was increased from 80 MVA to 160 MVA to satisfy increasing demand for electricity in the south of Buenos Aires.  New high- and medium-tension switches were installed at substations to maintain the network’s operational safety.  Medium- and low-tension networks were expanded and renovated.

Edesur kept its certification from Instituto Argentino de Normalización y Certificación, the Argentine Certification Institute, or IRAM,  for its “General Contingency Plan” and the “Public Safety Management System.”  The audit did not reveal any “non compliance.” The “Plans” module was launched, allowing for scheduling maintenance strategies for low- and medium-tension activities and thereby improving data quality.

Edesur also launched a project called “PTE_Map” which is a web application with geo-referenced representations of the high-, medium- and low-tension networks.  It provides a real-time geographical view of the service problems and streamlines the analysis of complaints received through the Emergency Service System (SAE).

In Brazil, Ampla invested in the improvement of its distribution network and obtained an 8.7% rating in 2008 (up from 5.5% in 2007) in terms of quality of energy supply.  The Equivalent Duration of Interruptions per Consumption Unit (DEC) in 2008 was 13.21 hours, compared to 14.47 hours in 2007.  The Equivalent Frequency of Interruptions per Consumption Unit (FEC) in 2008 was 10.06 compared to 10.64 in 2007.

Since 2003, the DEC and FEC indicators had improved significantly by 40.6% and 41.3%, respectively.  As a consequence of investments aimed to improve the quality of its services.  As a result, the level of customer satisfaction recorded by the Satisfaction of Perceived Quality Index (ISQP) reported by Abradee (the Brazilian Association of Electric Power Distributors) increased by 21% since 2003 to 72.5% in 2008.

Coelce, another Brazilian subsidiary of Enersis, connected approximately 148,000 new customers to the low-tension electric power network.  To make ongoing improvements to the quality of its service and the reliability of the system, the company made several investments in its low-, medium- and high-tension networks in order to reinforce expansion of the electric power system.  In 2008, the company pursued the Light for All project with the federal and state government under which the parties seek to provide service and energy to customers in rural areas.  This project is financed in part by the federal and state governments.

In Colombia, our subsidiary Codensa made several investments to improve the reliability of distribution systems in Bogotá, Cundinamarca and the National Interconnected System. It provides service to the areas with increased demand for electricity and  improves the  quality of service.  A total of 1,145 projects were carried out for new customers in order to meet the energy demand of 44,949 industrial, commercial, and residential customers with an aggregated annual consumption estimated at 95.5 GWh.  Some of the projects include services to large customers such as the connection of 115 kV to the steel company Diaco, shopping centers, industrial parks and large residential areas.

In 2008, Codensa:

•                  completed the expansion of four substations with 141 MVA in installed capacity;

•                  replaced two 30 MVA transformers with 40 MVA transformers, thereby increasing their capacity by 20 MVA;

•                  modernized one of its substations by installing geographical information system (“GIS”) technology to increase reliability and meet the growing demand in the central part of Bogotá;

•                  completed 75% of a total project aimed to modernize a substation in the institutional and governmental sector;

•                  installed 180 Mega Volt Ampere Reactive (MVAR) static converters in four stages in order to comply with regulatory requirements, reduce losses and raise the 115 kV voltage;

•                  invested in standardizing its high-tension infrastructure so as to provide a reliable and safe technical environment and improve the quality of electric power service as well as limit the rationing-based output from the Bogotá capacity system;

•                  reinforced control house and enclosing walls surrounding three substations were reinforced to comply with Law 400 of 1997;

•                  remodeled and/or built 123 kilometers of a medium-tension network to meet increased demand in the areas of significant commercial, industrial and residential growth increase;

•                  modernized 88 kilometers of network and installed protective equipment, primarily along the circuits located in the southern sector of Bogotá under the standardization and quality improvement project for the medium-tension network;

•                  continued expansion of public lighting in the capital district and installed 4,832 light poles.  Additional 1,274 light poles were installed in other municipalities;

•                  launched a project to enhance the brown sugarloaf production process and to modernize dairy production process, resulting in the identification of 30 new possible projects in order to promote the socioeconomic development of the rural population;

•                  improved the precision and timing of the execution of technical customer service operations and commercial operations for reading meters, distribution, and other commercial processes the first phase in the Rural Operations Optimization System, which considers purchasing 100 GPS for establishing georeference positions of its rural customers; and

•                  replaced 1,147 distribution transformers in rural areas and 706 transformers in urban sectors.

In Peru, our subsidiary Edelnor invested primarily in expanding and reinforcing its medium- and low-tension  networks.  It also increased its medium- and low-tension feeders to satisfy demand for electricity that increased by 7.8% compared to 2007.

The company also completed and commissioned the Chillón substation, its most important project undertaken in Lima in the last 30 years.  Edelnor modernized and expanded electric power system to meet growing demand in the areas north of Lima.  Edelnor also invested in expanding the electricity networks to areas not connected, allowing more than 15,000 families to gain access to electricity.

Capacity expansion on the Chavarría, Infantas and Mirones substations reduced the traffic and overloading of the transformers.

B.            Business Overview.

Generation and Distribution Strategies

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

•                  reduce our exposure to hydrological risk with commercial policies that determine a volume of contracts for each generation company by reducing the hydrological risk to a degree of statistical reliability of 95%; and

•                  improve our operating margins by reducing operating costs of our existing businesses.

We also believe that we have considerable expertise in managing utilities, including:

•                  operating under a range of tariff and regulatory frameworks that reward efficient operations;

•                  building and operating efficient generation facilities;

•                  reducing energy losses associated with distribution businesses over the long term;

•                  increasing workforce productivity while maintaining good labor relations; and

•                  implementing proprietary billing and accounts receivable management systems.

Electricity Generation Business Segment

As of December 31, 2008, electricity generation represented 38% of our operating revenues and 53% of our operating income, in both cases before consolidation adjustments.

Our consolidated physical sales for 2008 were 62,828 GWh and production was 54,673 GWh, each 0.4% higher than in 2007.  Total installed capacity in 2008 was 13,893 MW as compared to 13,707 MW in 2007.

Our electricity generation business is conducted primarily through Endesa Chile, which has operating subsidiaries in Chile, Argentina, Colombia and Peru.  Since October 2005, the generation, transmission and distribution business in Brazil has been managed through our subsidiary, Endesa Brasil.  Endesa Chile holds an equity interest in Endesa Brasil.

The following tables summarize information relating to Enersis’ electricity generation:

	As of December 31, each year
	2006	2007	2008
Chile
Number of generating facilities (1)	22	25	26
Installed capacity (MW) (2)	4,477	4,779	4,893
Energy generated (GWh) (3)	19,973	18,773	19,807
Energy sales (GWh)	20,923	19,212	19,808
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,639	3,644	3,652
Energy generated (GWh) (3)	13,750	12,117	10,480
Energy sales (GWh)	13,926	12,406	11,098
Brazil
Number of generating facilities (1)	2	2	2
Installed capacity (MW) (2)	980	987	987
Energy generated (GWh) (3)	4,489	3,954	3,379
Energy sales (GWh)	6,867	7,349	7,093
Colombia
Number of generating facilities (1)	11	11	11
Installed capacity (MW) (2)	2,779	2,829	2,895
Energy generated (GWh) (3)	12,564	11,942	12,905
Energy sales (GWh)	15,327	15,613	16,368
Peru
Number of generating facilities (1)	9	9	9
Installed capacity (MW) (2)	1,426	1,468	1,467
Energy generated (GWh) (3)	6,662	7,654	8,102
Energy sales (GWh)	6,767	7,994	8,461
Total
Number of generating facilities (1)	49	52	53
Installed capacity (MW) (2)	13,301	13,707	13,894
Energy generated (GWh) (3)	57,438	54,440	54,673
Energy sales (GWh)	63,810	62,574	62,828

(1)        For details on generation facilities, see “ —D. Property Plants and Equipment.”

(2)        Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified by Bureau Veritas, an international independent certification company.  Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks. We have decided not to make a restatement of capacities based on this certification.

(3)        Energy generated defined as total generation minus own power plant consumption and technical losses.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation, because each method of generation has different variable costs.  Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation.  Of our total consolidated generation, 65% was from hydroelectric sources while the remaining 35% came from thermal sources, wind energy represented less than 1%.

The following table summarizes Enersis’ consolidated generation by type of energy:

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		GWh	%
Hydroelectric	42,858	75.0	36,575	67.0	35,623	65.0
Thermal	14,581	25.0	17,862	33.0	19,020	35.0
Wind	0	0.0	3	0	30	0.1
Total generation	57,439	100.0	54,440	100.0	54,673	100.0

Generation in Chile

We accounted for 38% of Chile’s physical sales, 35% of generation and  36% of total installed capacity, as of December 31, 2008, measured by the maximum capacity calculated by the SIC’s CDEC. CDEC is the electricity dispatch center in the corresponding electric system (See “Electricity Industry Regulatory Framework — Chile- Industry Structure”).  Our hydroelectric installed capacity represents 70% of our total installed capacity in Chile.

We own and operate, through our subsidiary, Endesa Chile, 26 generation facilities in Chile with an aggregate installed capacity of 4,893 MW as of December 31, 2008, compared to 4,779 MW in 2007.  The increase in our total installed capacity in Chile is due to additional 105 MW generated at San Isidro II.  The first stage of this project had started operations in April 2007, in open cycle using diesel and the second stage started operations in January 2008, in combined cycle. The increase is also due to the incorporation of Ojos de Agua (9 MW, mini-hydro) in June 27, 2008.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2006	2007	2008
Endesa Chile	2,754	3,034	3,139
Pehuenche	695	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
Endesa Eco	—	18	27
Total	4,477	4,779	4,893

(1)          The installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 19,807 GWh in 2008, 5.5% higher than in 2007, and accounted for approximately 35% of total electricity production in Chile in 2008.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

OUR ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2006	2007	2008
Endesa Chile	11,642	11,093	12,204
Pehuenche	4,345	3,437	3,589
Pangue	2,432	1,351	1,763
San Isidro	802	1,956	1,289
Celta	751	933	912
Endesa Eco	—	3	49
Total	19,973	18,773	19,807

Hydroelectric generation in 2008 was 5% higher than in 2007.  The potential energy in reservoirs at December 31, 2008 was 12% higher than at December 31, 2007, as shown in the following table:

	Year ended December 31,
	2007	2008
	(GWh)	(GWh)	% Change
Reservoir
Laja	3,028	3,107	3
Maule	1,307	1,111	-15
Chapo	119	266	123
Colbún	283	406	43
Invernada	116	296	156
Rapel	53	60	12
Melado	6	9	54
Ralco	147	398	172
Total	5,059	5,652	12

Hydroelectric generation accounted for 69.6% of our total electricity generation in 2008 compared to 70.2% in 2007.  Generation by type in Chile is shown in the following table:

OUR GENERATION IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric	17,148	85.9	13,179	70.2	13,784	69.6
Thermal	2,825	14.1	5,591	29.8	5,993	30.3
Wind			3	0.0	30	0.2
Total generation	19,973	100.0	18,773	100.0	19,807	99.8

Our thermal electric generation facilities are either gas, coal or oil-fired.  In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers that establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (the latter a related company of Endesa Chile).  Since March 2008, all natural gas units of Endesa Chile can operate with natural gas and diesel.  We obtain our coal and fuel oil requirements through competitive auctions with major domestic and international suppliers.

Since 2006, Endesa Chile increased the use of diesel from 23,000 tons in 2006 to 591,000 tons in 2007 and to 728,000 tons in 2008.  The use of coal increased from 438,000 tons in 2006 to 851,000 tons in 2007 and to

774,000 tons in 2008.  In 2005, 2006 and 2007, San Isidro entered into swap contracts with Endesa Costanera, which allowed San Isidro to temporarily generate electricity with natural gas, using Endesa Costanera’s share, by paying Endesa Costanera the additional cost incurred through generation with fuel oil, plus a fee.

In May 2007, as part of a consortium with ENAP, Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to build a liquefied natural gas (“LNG”) regasification facility in Quintero Bay.  Partial commercial operations of the plant are expected to begin by July 2009 while full commercial operations should occur in April 2010.

In July 2008, we started construction of a pipeline that will supply the gas obtained at the regasification plant in Quintero to Quillota and further to San Isidro and other off takers.  The pipeline is 28 kilometer long and has a capacity of 19 million of cubic meters per day. It was finished in February 2009 and commercial operations are expected to start on July 2009.

TOTAL ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2006	2007	2008
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	38,259	39,982	39,594
Electricity sales in the SING	12,027	12,674	13,219
Total Electricity sales	50,286	52,656	52,813

Our physical energy sales in Chile reached 20,923 GWh in 2006, 19,212 GWh in 2007 and 19,808 GWh in 2008 which represent a 41.6%, 36.5% and 37.5% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 6.2% in 2006 to 2.0% in 2008 as a result of our commercial strategy to reduce contracted sales.  This commercial strategy is primarily influenced by our decision to reduce hydrological exposure because of current regulations (See “— B. Business Overview — Electricity Industry and Regulatory Framework”).

We attempt to minimize the effect of poor hydrological conditions on our operations, in any given year, primarily by limiting contractual commitments to an amount below the estimated production in a dry year.  Governmental regulations have had the direct effect of increasing failure costs, which is the cost that we have to pay when we are unable to satisfy our contractual commitments and the indirect effect of discouraging investment in generation assets.  Given the effect of the government regulations, energy supply has not increased as much as energy demand, which has the effect of increasing the spot price in the electricity pool market and making it a relatively more attractive commercial alternative.

The following table sets forth our electricity purchases and production in Chile:

OUR PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume	Sales (GWh)	% of Volume
Electricity generation	19,973	93.8	18,773	94.7	19,807	98.0
Electricity purchases	1,317	6.2	1,042	5.3	403	2.0
Total (1)	21,290	100.0	19,815	100.0	20,210	100.0

(1)          Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

Endesa Chile supplies electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned in bidding processes, are generally standardized and have an average term of ten years.  Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed upon between both parties and reflect competitive market conditions.

In 2006, 2007 and 2008, Endesa Chile had forty-six, thirty-five and thirty-three customers with contracts, respectively, including seven main distribution companies in the SIC and twenty-six unregulated industrial customers during 2008.  There were nineteen distribution companies without contracts which presented energy withdrawals, under the provisions of Resolution 88, accounting for 14.0% of total sales.  (See “ — B. Business Overview—Electricity Industry Regulatory Framework”).  Sociedad Austral de Electricidad S.A., or Saesa, a non-related Chilean distribution company, was the largest withdrawal representing purchases of 766 GWh per year.

The following table sets forth information regarding our sales of electricity in Chile by type of customer:

OUR PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers (1)	10,756	51.4	11,502	59.9	11,466	57.9
Non-regulated customers	5,176	24.7	5,281	27.5	5,025	25.4
Electricity pool market sales	4,991	23.9	2,430	12.6	3,317	16.7
Total electricity sales	20,923	100.0	19,212	100.0	19,808	100.0

(1)          Includes sales to distribution companies pursuant to Resolution 88.

Endesa Chile’s most significant supply contracts with regulated customers are with our subsidiary Chilectra S.A. (“Chilectra”), and Compañía General de Electricidad S.A. (“CGE”), the two largest distribution companies in Chile in terms of sales.  Its current contracts with Chilectra and CGE expire in December 2010 and December 2009, respectively.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener. In January 2009,  Chilquinta, Saesa and CGE were allocated 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered from January 2010 for fourteen, twelve, fourteen and fifteen years respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 — CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)
Gener	1,100	—	—	—	1,100
Endesa Chile	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Monte Redondo	—	—	100	—	100
Colbún	—	—	1,500	—	1,500

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

Endesa Chile’s contracts with unregulated customers are generally long term and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  Endesa Chile has not experienced any supply interruptions under its contracts.  In case of force majeure, as contractually defined with non-regulated customers, Endesa Chile is also allowed to reject purchases and is required to supply electricity.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2006		2007		2008 (3)
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Five largest distribution companies:
Chilectra	4,190	20.0	4,017	20.9	3,727	18.8
CGE	4,449	21.3	4,835	25.2	4,800	24.2
Saesa(1)	665	3.2	746	3.9	766	3.9
Empresa Eléctrica de la Frontera S.A.(2)	717	3.4	756	3.9	1	0.0
Empresa Eléctrica de Atacama S.A.	417	2.0	195	1.0	173	0.9
Total sales to five largest distribution companies	10,438	49.9	10,548	54.9	9,467	47.8

	Year ended December 31,
	2006		2007		2008 (3)
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales
Unregulated customers:
Codelco	548	2.6	494	2.6	482	2.4
CMPC	937	4.5	1,103	5.7	973	4.9
Compañía Minera Los Pelambres	738	3.5	871	4.5	874	4.4
Compañía Minera Collahuasi	867	4.1	869	4.5	857	4.3
Compañía Acero del Pacífico (“CAP”)	546	2.6	588	3.1	568	2.9
Total sales to five largest unregulated customers	3,635	17.4	3,925	20.4	3,753	18.9

(1)          We do not have a contract with Sociedad Austral de Electricidad S.A. (“Saesa”).  Sales are the result of government Resolution 88 that forces the generators of the CDEC-SIC system to supply distribution companies without contracts.  This situation will remain until December 2009, when this Resolution is set to expire.

(2)          Until December 2007, Empresa Eléctrica de la Frontera S.A., Frontel, was a party to two contracts, one with Endesa Chile and one with Pangue.  In 2008 the contract with Endesa Chile expired.

(3)          In 2008 we agreed on a reduction of energy consumption with some costumers, including CMPC and Codelco.

Endesa Chile competes in the SIC primarily with two generation companies, Gener and Colbún S.A. (“Colbún”).  According to the maximum power considered by CDEC-SIC in the calculation of firm power in 2008, Gener and its subsidiaries in the SIC counted on an installed capacity of 1,587 MW, of which 82% was thermal, and Colbún on 2,018 MW, of which 59% was thermal.  In addition to these two large competitors, there are a number of smaller entities that generate electricity in the SIC.

Endesa Chile’s primary competitors in the SING are Electroandina, Empresa Eléctrica del Norte Grande S.A. and Gener, which have 1,000 MW, 693 MW and 643 MW of installed capacity, respectively.  Endesa Chile’s direct participation in the SING, includes a 182 MW Tarapacá thermal plant, owned by its subsidiary Celta and our indirect participation through our affiliate company, GasAtacama, whose power plant has 781 MW of installed capacity (See “— C. Organizational Structure” for details on related companies”).

Electricity generation companies compete largely on the basis of technical experience and reliability; and, in the case of unregulated customers, on price.  In addition, because 73.5% of our installed capacity in the SIC derives from hydroelectric power plants, we have lower production costs than companies generating electricity with thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

We have equity investments in GasAtacama and Electrogas.  GasAtacama has the ability to transport up to 8.5 million cubic meters of gas daily and has a gas-fired combined cycle plant with a total installed capacity of approximately 781 MW in Mejillones.  Electrogas produces transportation income derived from the pipeline supplying San Isidro and Nehuenco combined-cycle plants at Quillota.

We, directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, are the principal operators in the SIC, with 48.0% of the total installed capacity and 47.3% of the physical energy sales of this system in 2008.

Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING, which represents 5% of the total capacity of the SING.  Through our affiliated company, GasAtacama, we have an additional 781 MW participation in the SING.  The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW) (1)

	Type (2)	System	Installed Capacity (MW)
Hydroelectric
Rapel	Reservoir	SIC	377
Ralco	Reservoir	SIC	690
Cipreses	Reservoir	SIC	106
El Toro	Reservoir	SIC	450
Pehuenche	Reservoir	SIC	570
Pangue	Reservoir	SIC	467
Los Molles	Pass through	SIC	18
Sauzal	Pass through	SIC	77
Sauzalito	Pass through	SIC	12
Isla	Pass through	SIC	68
Antuco	Pass through	SIC	320
Abanico	Pass through	SIC	136
Curillinque	Pass through	SIC	89
Loma Alta	Pass through	SIC	40
Palmucho	Pass through	SIC	32
Ojos de Agua	Pass through	SIC	9
Total Hydroelectric			3,461

Thermal
Huasco ST	Steam Turbine/Coal	SIC	16
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá GT	Steam Turbine/Diesel Oil	SING	24
Tarapacá coal	Steam Turbine /Coal	SING	158
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
Huasco GT	Gas Turbine/IFO 180 Oil	SIC	64
San Isidro	Combined Cycle/Natural Gas & Diesel Oil	SIC	379
Tal-Tal	Gas Turbine/Natural Gas & Diesel Oil	SIC	245
San Isidro II	Combined Cycle/Gas & Diesel Oil	SIC	353
Total Thermal			1,414

Wind
Canela	Wind	SIC	18

Total Capacity			4,893

(1)          Total installed capacity is defined as the maximum capacity, under specific technical conditions and characteristics.

(2)          “Reservoir” and “pass through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.  “Steam Turbine” refers to a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity.  “Gas Turbine” (“GT”) or “open cycle” refers to a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity.  “Combined Cycle” refers to a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity, and then recovers the gas that escapes from that process to generate steam to move another turbine.

Generation in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  In 2008, our hydro and thermal generation plants in Argentina represented 13.9% of the MEM’s generation capacity in 2008.

Our Argentine subsidiaries participate in two new companies, Termoeléctrica Manuel Belgrano S.A. (“Manuel Belgrano”) and Termoeléctrica José de San Martin S.A. (“San Martín”).  These companies were formed to undertake the construction of two new generation facilities under Foninvemem.  This fund was created by the Secretary of Energy to allow the financing and management of all investment aimed at increasing the electric power supply within the MEM.  These power plants started up operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and operation as combined cycles is expected to be launched by the second half of 2009, with and additional 600 MW of total aggregate capacity.  Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive liquid oil, have led to the lack of investment in the electric power sector.  (See “— Electricity Industry Regulatory Framework” and “ — A. History and Development of the Company” for further detail).

As of December 31, 2008, Endesa Costanera’s installed capacity accounted for 8.9% of the total installed capacity in the Sistema Interconectado Nacional (the “Argentine MEM”).  Endesa Costanera’s second combined cycle plant can operate with natural gas and diesel.  Our 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón accounted for 5.1% of the installed capacity in the Argentine MEM as of December 31, 2008.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession has 1,200 MW of installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine MEM’s major peak suppliers. Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008 we finished construction works for the Arroyito dam increasing the reservoir water level, and allowing us to release 3,750 cubic meters of water per second, 1,150 cubic meters of water per second more than before.  The additional energy (69 GWh per year) will be sold on the spot market until April 2009 and on the “Energy Plus” market thereafter.  For more information about the Energy Plus Service please see “Item 4.  A - Electricity Industry Regulatory Framework - Argentina - Incentive Programs”.

The following table sets forth the installed capacity of our Argentine subsidiaries:

OUR INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2006	2007	2008
Endesa Costanera
Costanera (steam turbine)	1,138	1,138	1,138
Costanera (combined cycle II)	859	859	859
Central Termoélectrica Buenos Aires (combined cycle I)	322	327	327
El Chócon
El Chócon (hydroelectric)	1,200	1,200	1,200
Arroyito (hydroelectric)	120	120	128
Total	3,639	3,644	3,652

Our total generation in Argentina reached 10,480 GWh in 2008, 13.5% lower than 12,117 GWh generated in 2007.  Our generation market share was approximately 9.3% of total electricity production in Argentina during 2008.

The following table sets forth the electricity generation of our Argentine subsidiaries:

OUR ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2006	2007	2008
Endesa Costanera	8,709	8,421	8,540
El Chocón	5,041	3,696	1,940
Total	13,750	12,117	10,480

Hydroelectric generation accounted for nearly 18.5% of total generation in 2008, lower than in 2007 due to the restrictions of the operation of El Chocón imposed by Cammesa and the low level of the reservoir during the first half of the year.  The level of El Chocón measured biannually in 2007 and 2008, in terms of GWh, is shown in the following table:

	2007	2008
	(GWh)	(GWh)
Reservoir El Chocón
June 30,	1,000	100
December 31,	200	1,400

The percentage of hydroelectric and thermal generation is shown in the following table:

OUR HYDRO/THERMAL GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	5,041	36.7	3,696	30.5	1,940	18.5
Thermal generation	8,709	63.3	8,421	69.5	8,540	81.5
Total generation	13,750	100.0	12,117	100.0	10,480	100.0

(1)          Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

OUR PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	13,750	98.2	12,117	97.1	10,480	93.8
Electricity purchases	256	1.8	367	2.9	694	6.2
Total(1)	14,006	100.0	12,484	100.0	11,174	100.0

(1)          Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as non-billed electricity consumption.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

OUR PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year ended December 31,
	2006		2007		2008
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,116	15.2	2,364	19.1	2,397	21.6
Regulated sales	11,810	84.8	10,042	80.9	8,701	78.4
Total electricity sales	13,926	100.0	12,406	100.0	11,098	100.0

OUR PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year ended December 31,
	2006	2007	2008
Endesa Costanera	8,736	8,450	8,543
El Chocón	5,191	3,956	2,554
Total	13,926	12,406	11,098

During 2008, Endesa Costanera served an average of 42 non-regulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest non-regulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Endesa Costanera’s contract Sales	Sales (GWh)	% of Endesa Costanera’s contract Sales	Sales (GWh)	% of Endesa Costanera’s contract Sales
YPF	—	—	159	15.5	233	22.5
Acindar (Cemsa) (1)	102	13.4	88	8.6	88	8.5
Solvay	—	—	87	8.5	130	12.5
Transclor	86	11.3	81	7.9	63	6.1
Peugeot	79	10.4	79	7.7	63	6.1
Cencosud	62	8.2	119	11.6	59	5.7
Papelera de la Plata	45	5.9	—	—
Indupa (Cemsa) (1)	—	—	—	—
Total sales to Endesa Costanera’s largest contracted customers	373	49.2	611	59.7	635	61.5

 (1)                   During 2006, Acindar and Indupa did not have contracts with Endesa Costanera, but served them through Cemsa, an Endesa Chile’s affiliate.  Since 2007, Acindar has been a Endesa Costanera customer and Indupa is no longer a customer.

Sales to the pool market increased from 7,427 GWh in 2007 to 7,511 GWh in 2008.

The Argentine energy crisis, which began in 2004, continues as of the date of this Report, but the effects of the restrictions on export of gas abroad were reduced during 2008. In accordance with the open season regulations, in 2008 the Argentine government expanded capacity of gas transportation by 3.7 million cubic meters per day.  In June 2008, LNG ships injected incremental capacity of 8 million cubic meters per day.  On average, the new injections into the system amounted to 4.2 million cubic meters per day.

During 2008, Endesa Costanera, through its subsidiary Cemsa, negotiated with a number of gas producers which allowed Endesa Costanera to diversify and increase the availability of gas supply to Endesa Costanera’s units and to trade with other generators.

The relatively dry conditions during the first half of 2008 explain the decrease of 35.4% in physical sales of El Chocón, when compared to 2007.  Contracted sales increased from 1,342 GWh in 2007 to 1,364 GWh in 2008 and spot sales decreased from 2,615 GWh in 2007 to 1,190 GWh in 2008.

During 2008, El Chocón served an average of 18 non-regulated customers.  El Chocón has no contract with distribution companies.

The following table sets forth sales by volume to the largest non-regulated customers of El Chocón for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of El Chocón’s contract Sales	Sales (GWh)	% of El Chocón’s contract Sales	Sales (GWh)	% of El Chocón’s contract Sales
Minera Alumbrera	496	36.5	569	42.4	571	41.9
Profertil (Cemsa) (1)	242	17.8	145	10.8	94	6.9
Massuh	127	9.3	109	8.1	85	6.2
Chevron	107	7.9	112	8.3	136	10.0
Acindar (Cemsa) (1)	88	6.4	88	6.5	88	6.4
Praxair	—	0.0	—	0.0	89	6.5
Ensi S.E.	40	2.9	—	0.0	0	0.0
Total sales to El Chocón’s largest contracted customers	1,100	80.9	1,022	76.2	1,063	77.9

(1)          Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile’s affiliate.

Our subsidiary Endesa Chile operates El Chocón pursuant to an operating agreement with a term equal to the duration of the concession that expires in 2023.  El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.

Our Argentine subsidiaries compete with all the major power plants connected to the MEM,  According to the installed capacity reported by Cammesa in the monthly report for December 2008, our major competitors in Argentina are AES Group, Sociedad Argentina de Energía (“Sadesa, Bemberg Group”) and Pampa Energía.  The AES Group has nine power plants connected to the MEM with a total capacity of 2,866 MW and one plant not connected to the MEM that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW; Sadesa Grupo Bemberg owns two plants, Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 1,777 MW); and Pampa Energía competes with us through five power plants,  Diamante and Nihuiles (both hydro, 612 MW in total); and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,365 MW in total).

Generation in Brazil

Endesa Brasil consolidates operations of generation companies Endesa Fortaleza and Cachoeira Dourada; CIEN, which transmits electricity from two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN, which are owners of the Argentine side of the lines; a distribution company, Ampla, which is the second largest electricity distribution company in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará.

As of December 2008, we had total installed capacity of 987 MW in Brazil.  Of this amount, 665 MW corresponds to Cachoeira Dourada and 322 MW to Endesa Fortaleza.

The following table sets forth information relating to Enersis’ installed capacity in Brazil:

OUR INSTALLED GENERATION CAPACITY IN BRAZIL (MW) (1)

	(MW)
	2006	2007	2008
Cachoeira Dourada	658	665	665
Fortaleza	322	322	322
Total	980	987	987

(1)          Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

The following table sets forth the physical energy production of Cachoeira Dourada and Endesa Fortaleza:

OUR PHYSICAL PRODUCTION IN BRAZIL (GWh)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Cachoeira Dourada	4,241	94.5	3,888	98.3	3,308	97.9
Endesa Fortaleza	248	5.5	66	1.7	71	2.1
Total	4,489	100.0	3,954	100.0	3,379	100.0

Cachoeira Dourada has a long-term take-or-pay contract with Companhia Elétrica de Estado de Goiás S.A. (“CELG”), a regional state-owned distribution company.  The contract was executed in September 1997 when Endesa Chile acquired the concession for Cachoeira Dourada.  The contract originally had a term of 15 years.  During the first five years, CELG purchased all of the contracted capacity of Cachoeira Dourada (415 MW).  During 2008, Cachoeira sold 195 GWh to CELG and 1,168 GWh to other regulated clients as well as 2,398 GWh to non-regulated clients and 186 GWh to Endesa Fortaleza.  Cachoeira Dourada’s expects that the remaining energy can be sold at higher prices in the future.

The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

	Year ended December 31,
	2006		2007		2008
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	3,285	78.6	3,884	83.6	3,947	89.8
Non-contracted sales	892	21.4	760	16.4	457	10.2
Total electricity sales	4,177	100.0	4,644	100.0	4,403	100.0

Endesa Fortaleza is wholly owned by Endesa Brasil, in which Enersis holds a 53.6% interest.  Endesa Fortaleza owns a combined cycle plant which uses natural gas or diesel oil.  The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and began commercial operations in 2003.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s installed capacity and electricity sales:

	Year ended December 31,
	2006	2007	2008
Installed capacity (MW)	322	322	322
Electricity sales (GWh)	2,690	2,705	2,690

Endesa Fortaleza’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.4% of the thermoelectric generators.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

	Year ended December 31,
	2006		2007		2008
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,690	100.0	2,690	99.4	2,690	100.0
Non-contracted sales	0	0.0	15	0.6	0	0.0
Total electricity sales	2,690	100.0	2,705	100.0	2,690	100.0

Generation in Colombia

Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa.  Thereafter they were merged into Betania, which then changed its name to Emgesa S.A. E.S.P. (“Emgesa”).  As of December 31, 2008, we had a 16.1% economic interest in Emgesa, which we control pursuant a shareholders’ agreement.

As of December 31, 2008, our Colombian subsidiary operated eleven generation plants in Colombia, with a total installed capacity of 2,895 MW.  Emgesa has 2,451 MW in hydroelectric plants and 444 MW in thermoelectric plants. In April 2008, Emgesa launched commercial operations of the second unit of Cartagena that has an installed capacity of 66 MW.  The unit has been out of service since 2006 for maintenance works.

Our hydroelectric and thermal generation plants in Colombia represent 21.4% of the country’s total electricity generation capacity as of December 2008.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY PER SUBSIDIARY IN COLOMBIA (MW)(1)(2)

	Year ended December 31,
	2006	2007	2008
	(MW)

Emgesa
Guavio (hydroelectric)	1,163	1,213	1,213
Paraíso (hydroelectric)	277	277	277
Guaca (hydroelectric)	325	325	325
Betania (hydroelectric)	541	541	541
Termozipa (thermal)	236	236	236
Cartagena (thermal)	142	142	208
Minor Plants (hydroelectric) (3)	96	96	96
Total	2,779	2,829	2,895

(1)          Figures include the capacity used for power plant consumption.

(2)          Installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.

(3)          As of December 31, 2008, Emgesa owned and operated five minor plants: Charquito, Limonar, La Tinta, Tequendama and La Junca.

Approximately 84.7% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 24% in 2006, 22% in 2007 and 24% in 2008.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Colombia’s electricity market is less regulated than the markets of the other countries in which we operate.  Companies are free to offer their electricity at prices driven by market conditions, as opposed to being dispatched by a centralized operating entity.

The following table sets forth the energy generation for each of our Colombian subsidiaries:

ENERGY GENERATION PER SUBSIDIARY IN COLOMBIA (GWh)(1)

	Year ended December 31,
	(GWh)
	2006	2007	2008
Emgesa	10,360	11,942	12,905
Betania(2)	2,204	—	—
Total	12,564	11,942	12,905

(1)          Generation minus power plant own consumption and technical losses.

(2)          Since September 2007, Betania and Emgesa were merged into Betania, which then changed its name to Emgesa S.A. E.S.P.  Emgesa has been consolidating the total generation in Colombia since 2007.

Hydrological conditions in 2008 translated into higher generation for Emgesa when compared to 2007.  The main increases were in Cadena Nueva and in Betania, two pass through units.  During 2008, thermal generation represented 3.9% of total generation and hydroelectric generation the remaining 96.1% of our generation in Colombia.  However, the two thermal facilities, Termozipa and Cartagena represent 15.3% of our total installed capacity in Colombia.  The variable cost of generation for those plants was higher than the average spot market price, given the level of supply and demand of electricity during the year.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2006		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity production	12,564	81.3	11,942	75.8	12,905	78.1
Electricity purchases	2,883	18.7	3,814	24.2	3,611	21.9
Total	15,447	100.0	15,756	100.0	16,517	100.0

The sole interconnected electricity system in Colombia is the Colombian National Interconnected System the “Colombian NIS”.  Electricity demand in the Colombian NIS increased 1.9% during 2008.  The total electricity consumption was 50,813 GWh in 2006, 52,851 GWh in 2007 and 53,870 GWh in 2008.

The demand in Colombia’s electricity market has been affected by the agreement on International Transactions of Energy governing the interconnection with Ecuador’s electric system, which began operations in 2003.  During 2008, physical sales to Ecuador reached 510 GWh, 58% less than the 877 GWh reached in 2007.

The distribution of Endesa Chile’s physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	9,687	63.2	10,539	67.5	11,169	68.2
Non-contracted sales	5,640	36.8	5,074	32.5	5,199	31.8
Total electricity sales	15,327	100.0	15,613	100.0	16,368	100.0

During 2008, Emgesa served an average of 698 contracts with non-regulated customers and 20 distribution and trading companies.  Our sales to the distribution company Codensa accounted for 33.9% of our total contract sales in 2008.  Physical sales to the five largest non-regulated customers altogether reached 3.4% of total contracted sales.

The following table sets forth our sales by volume to our five largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Codensa (1)	2,959	30.5	3,036	28.8	3,784	33.9
Enertolima	811	8.4	437	4.1	150	1.3
Electrocosta	610	6.3	652	6.2	79	0.7
Electricaribe	469	4.8	479	4.5	1,194	10.7
EPM	436	4.5	1,102	10.5	1,455	13.0
Dicel	225	2.3	—	—	—	—
Essa	7	0.1	—	—	—	—
Cens	5	0.0	—	—	—	—
Meta			649	6.2	624	5.6
Total sales to our largest distribution customers	5,521	57.0	6,355	60.3	7,286	65.2

(1)   Our distribution subsidiary in Colombia.

Our most important competitors in Colombia, as of December 2008 in terms of installed capacity, include the following state-owned companies: Empresas Públicas de Medellín with 2,601 MW, Isagen with 2,106 MW, and Gecelca with 1,178 MW.  We also compete with the following privately owned companies: EPSA (Unión Fenosa) with 832 MW and Chivor, which is owned by Gener, with 1,000 MW.

Generation in Peru

Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity as of December 2008, of 1,467 MW.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants which represent the remaining 722 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2008 by the Organismo Supervisor de la Inversión en Energía y Minería (“Osinergmin”).

The following chart sets forth the installed capacity of Edegel:

INSTALLED CAPACITY IN PERU (MW)(1)

	Year ended December 31,
	2006	2007	2008
	(MW)
Edegel S.A.
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	75	80	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal) (2)	229	231	229
Ventanilla (thermal) (3)	457	493	493
Total	1,426	1,469	1,467

(1)   The installed capacity was certified during 2006, 2007 and 2008 by Bureau Veritas.

(2)   During 2008 the installed capacity of Santa Rosa was redefined as required by the relevant authority.

(3)   During 2007 Ventanilla increased its installed capacity by 36 MW due to the control of energy losses.

Some of our thermal units had unplanned maintenance in April and March 2007.  Thermal generation in 2008 increased by 643 GWh.

Our generation market share has been 27% of total electricity production in Peru for 2008 and 28% for 2007.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2006(2)		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,197	63.0	4,385	57.3	4,189	51.7
Thermal generation (2)	2,465	37.0	3,270	42.7	3,913	48.3
Total generation	6,662	100.0	7,654	100.0	8,102	100.0

(1) Generation minus power plant own consumption and technical losses.

(2) Thermal generation includes Ventanilla’s generation since January 2006.

Hydrological generation represented 51.7% of Edegel’s total production in 2008.  The portion of electricity supplied by Edegel’s own generation was 93.9% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

For the gas supply for Ventanilla and Santa Rosa, Edegel has supply, transportation and distribution contracts.  During 2007, the gas pipeline Camisea-Lima, owned by Transportadora de Gas del Perú, or TGP, reached its full capacity.  However, since May 2008, TGP started restrictions on the gas transferred through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements in the Open Season during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million cubic meters daily (from August 2008 to July 2009) and 2.7 million cubic meters daily (from August 2009 to July 2019).

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2006(2)		2007		2008
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	6,662	96.1	7,654	93.9	8,102	93.9
Electricity purchases	274	3.9	499	6.1	525	6.1
Total(1)	6,935	100.0	8,153	100.0	8,627	100.0

(1)          Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

(2)          Figures for 2006 include Ventanilla’s generation and purchases since January 2006.

Sistema Eléctrico Interconectado Nacional, or the SINAC, is the only interconnected system in Peru.  Electricity generation in the SINAC increased 8.5% during 2008 when compared to 2007, reaching a total yearly generation of 29,559 GWh.  Increased demand in Peru is partially a consequence of larger electricity demand by the mining industry whose growth in electricity demand was driven by increasing copper and gold production due to higher international prices for these products.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2006 (2)		2007		2008
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	6,145	90.8	7,569	94.7	8,225	97.2
Regulated sales	621	9.2	424	5.3	235	2.8
Total electricity sales	6,766	100.0	7,994	100.0	8,461	100.0

(1) Includes the sales to distributors without contracts.

(2) Figures for 2006 include Ventanilla’s sales since January 2006.

Edegel’s physical sales in 2008 increased 5.8% compared to sales in 2007.  Sales in the spot market decreased 44% and contracted sales increased 9%.  The increase in contracted sales is primarily due to the increase in Ventanilla’s generation which is sold to ElectroPerú, and the increase in sales to distributors for the bids realized during 2006 and 2007.  During 2008, Edegel had seven regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor, our distribution company in Peru.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has twelve non-regulated customers.  Sales to non-regulated customers represented 56.5% of Edegel’s total contracted sales in 2008, compared to 56.0% in 2007.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2006		2007		2008
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales
Distribution companies:
Edelnor (Regulated) (1)	957	15.6	1,039	13.7	1,693	20.6
Luz del Sur (Regulated) (1)	441	7.2	1,222	16.1	1,346	16.4
Hidrandina	—	—	52	0.7	58	0.7
Electronoroeste	—	—	46	0.6	49	0.6
Electronorte	—	—	45	0.6	50	0.6
Electrosur	—	—	27	0.4	30	0.4
Total sales to Edegel’s largest distribution companies	1,398	22.8	2,431	32.1	3,226	39.2

Contracted costumers:
ElectroPerú (2)	1,620	26.4	2,427	32.1	2,775	33.7
Antamina	683	11.1	682	9.0	644	7.8
Refinería	569	9.3	516	6.8	635	7.7
Siderperú	330	5.4	362	4.8	334	4.1
Total sales to Edegel’s contracted costumers	3,202	52.1	3,987	52.7	4,387	53.3
Total sales to Edegel’s largest costumers	4,600	75.0	6,418	84.8	7,614	93.0

(1)   The figures for Edelnor and Luz del Sur represent sales under contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  For 2007 and 2008, the energy sold to these distributors includes the amount won by Edegel in the bids realized during 2006 and 2007.

(2)   Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The increase in 2008 is due to the increase in Ventanilla’s generation which sells the energy to ElectroPerú.

Our most important competitors in Peru are ElectroPerú, Enersur and Egenor, whose capacity is approximately 908 MW, 836 MW and 507 MW, respectively.

Electricity Transmission Business Segment

CIEN

CIEN is wholly-owned by Endesa Brasil, and we hold a 53.6% economic interest in CIEN. CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil. CIEN  represented 1.3% of our 2008 operating revenues and 3.1% of our operating income, both before consolidation adjustments.

CIEN permits the energy integration of Mercosur and the import and export of electricity between Argentina, Uruguay and Brazil.  It has two transmission lines covering a distance of about 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and a total installed capacity of 2,100 MW.

During 2008, CIEN received toll payments from Argentina for using the transmission lines from May through November and we expect a similar payment in 2009.

Electricity Distribution Business Segment

Electricity distribution revenues represent 57% of our 2008 operating revenues and 44% of our operating income, both before consolidation adjustments.  Our consolidated physical sales were 62,806 GWh in 2008, a 1.9% higher compared to 61,610 GWh in 2007.  Our customer base increased by 4% to 12.4 million clients.

Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa and in Peru through Edelnor.  For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3.  Key Information — A. Selected Financial Data”.  Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce.

In the electricity distribution business, each of our subsidiaries is a natural monopoly in its concession area.  There are natural, although not legal, barriers to entry, since it is not economically efficient for more than one distribution company to operate in the same concession area.  However, the long-term trend in many of our markets has been toward increased competition of trading companies competing with distribution companies for certain customers.  In addition, distribution companies are normally allowed to charge trading companies a toll for the use of their lines.  As of the date of this Report, Colombia is the only country with a trading market.  If trading companies will be allowed in other countries through regulatory changes, we expect to compete effectively with our own trading companies.

Distribution in Chile: Chilectra

Chilectra is the largest electricity distribution company in Chile as measured by the number of regulated clients, distribution assets and energy sales.  Chilectra had consolidated operating income of Ch$ 171 billion for the year ended December 31, 2008.  Our economic interest in Chilectra is 99.1%.  Chilectra operates in a concession area of 2,118 square kilometers.

Chilectra transmits and distributes electricity in 33 municipalities of the Santiago metropolitan area.  Chilectra’s service area is defined primarily as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental and toll customers.  The Santiago metropolitan area is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country.  As of December 31, 2008, Chilectra served more than 1.5 million customers.

Chilectra currently owns a 34.0% interest in Edesur and, as its operator through 2008, received management fees pursuant an operation agreement between Chilectra and the stockholders of Edesur.  In November 2004, the agreement was amended to change the calculation of Chilectra’s management fees. However, in 2008, Chilectra’s agreement with Edesur expired and no management fees are received since then.  As of December 31, 2008, Chilectra had a 9% interest in Endesa Brasil.  Chilectra holds a 35.6% direct and indirect interest in Ampla and a 10.8% interest in Coelce through Investluz and Endesa Brasil.  Ampla and Coelce are described below.  Chilectra also owns a 9.9% interest in Codensa in Colombia and a 15.6% interest in Edelnor in Peru.  There are no operator fees associated with Chilectra’s involvement in these companies.

For the fiscal year ended December 31, 2008, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 26.6%, 25.6%, 24.8% and 23.0%, respectively, of Chilectra’s total energy sales of 12,535 GWh.  For the five-year period ended December 31, 2008, physical energy sales increased at a compounded annual rate of 3.2%. For the year ended December 31, 2008, revenues from electricity sales were Ch$ 997.4 billion.

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

•                  negotiating a contract with a distribution company; and

•                  generating their own electricity.

We are not aware of any customers in our concession area that have installed their own lines from a generation company as of the date of this Report.  There is currently no significant self-generation or co-generation within Chilectra’s concession area.

Distribution in Argentina: Edesur

Our electricity distribution operations in Argentina are conducted through Edesur, which holds a concession from the Argentine government to transmit and distribute electricity in the southern part of Buenos Aires.  The concession agreement precludes third parties from constructing distribution assets within Edesur’s territory.

Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases.  Our economic interest in Edesur is 65.4%.  Edesur operates in a concession area of 3,309 square kilometers.

Edesur distributes electricity in the major business district and several residential areas of the southern part of Buenos Aires.  As of December 31, 2008, Edesur distributed electricity to 2.2 million customers.  Residential, commercial, industrial and other customers, primarily public and municipal, represented 40.2%, 32.7%, 20.1% and 7.0%, respectively, of Edesur’s total energy sales.  It had energy losses of 10.6%.  For the year ended December 31, 2008, revenues from electricity sales amounted to Ch$ 382.9 billion.

In 2008, Edesur’s physical energy sales increased by 2.1%, to 16,160 GWh, compared to 15,833 GWh in 2007.

Distribution in Brazil: Ampla & Coelce

Our electricity distribution business in Brazil is conducted through Ampla and Coelce.  The concessions for Ampla and Coelce are non-exclusive in their respective territories.  Physical sales in Brazil represented 27% of our consolidated energy sales in distribution and Brazilian customers represent 43% of our consolidated customer base.

Ampla

We hold a 69.9% economic interest in Ampla as of December 31, 2008.  Chilectra is the technical operator of Ampla but does not receive fees for such role.

Ampla is engaged principally in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.5 million customers in a concession area of 32,054 square kilometers, where an estimated 8.0 million people live. As of December 31, 2008, residential, commercial, industrial and other customers represented 36.9%, 18.7%, 26.1% and 18.3%, respectively, of Ampla’s total sales of 9,119 GWh. It represents a 1.5% increase compared to 2007. For the year ended December 31, 2008, revenues from electricity sales amounted to Ch$ 837.6 billion.  As of December 31, 2008, Ampla’s energy losses were 20.2% compared to 21.4% in 2007.

Coelce

We hold a 34.9% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil, through a 56.6% interest in Investluz, which owns 56.6% of the capital stock of Coelce.  Chilectra is Coelce’s technical operator but does not receive fees for such role.  As of December 31, 2008, Coelce served over 2.8 million customers within a concession area of 148,825 square kilometers.  During 2008, Coelce had annual sales of 7,571 GWh of energy, which represents a 4.8% increase compared to 2007.  These sales represented Ch$ 626.8 billion.

Coelce has a relatively stable client base with residential clients representing 33.2% of energy sold.  In 2008, Coelce bought 33% of its energy from Endesa Fortaleza, 24% from CCEARs, 20% from Furnas, 15% from CHESF and 8% from other suppliers.

As of December 31, 2008, residential, commercial, industrial and other customers represented 33.1%, 18.7%, 25.8% and 22.4%, of Coelce’s total energy sales.  As of December 31, 2008, Coelce’s energy losses were 11.7% compared to 12.5% in 2007.

Distribution in Colombia: Codensa

We distribute electricity in Colombia through our subsidiary Codensa in which we hold a 21.7% economic interest.  Most of the other distribution companies in Colombia are state owned.  On the other hand, the possibility of trading energy in Colombia makes that country’s electricity market quite competitive.

Codensa serves a region of 41,740 square kilometers in the capital, Bogotá, and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá. More than 9.6 million people, or 23% of the Colombian population, live in Codensa’s service area, where it serves approximately 2.3 million customers.  For the year ended December 31, 2008, revenues from electricity sales amounted to Ch$ 608.5 billion.

During 2008, Codensa’s annual sales reached 11,822 GWh, reflecting a 3.3% increase compared to 2007.  Of these sales, residential, commercial and industrial represented 88.2%, 9.9% and 1.7%, respectively.  Codensa purchased 46% of its energy in 2008 from Emgesa, a generating company controlled by Endesa Chile, and 54% from other suppliers.  Since 2001, Codensa only services regulated clients.  The unregulated market is serviced directly by our generation subsidiary, Emgesa, with the exception of the public lighting in Bogotá.  Codensa’s energy losses in 2008 were 8.1%, compared to 8.7% in 2007.

Distribution in Peru: Edelnor

Our electricity distribution business in Peru is conducted through Edelnor, in which we have a 33.5% economic interest through  Distrilima, in which we hold a 55.9% interest. Distrilima owns a 60% interest in Edelnor.

Edelnor operates in a concession area of 2,440 square kilometers. For the year ended December 31, 2008, the company had revenues from electricity sales of Ch$ 294.2 billion. Edelnor has an exclusive concession to distribute electricity in the northern part of the capital city, Lima, some provinces of the Lima department such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao.  As of December 31, 2008, Edelnor distributed electricity to approximately 1.0 million customers, an increase by 4.2% from December 31, 2007.

For the year ended December 31, 2008, Edelnor had total energy sales of 5,599 GWh.  The compounded annual growth rate in energy sales from 2003 to 2008 was 7.7%.  Edelnor’s energy losses in 2008 were 8.2% , compared to 8.1% in 2007.

Edelnor’s concession agreement is exclusive in its territory.  The Peruvian regulatory authority sets tariffs for distribution companies by using the “model company” approach, which entails applying efficiency guidelines to a selected actual company of comparable size.  This approach to setting tariffs has the inherent effect of encouraging distribution companies to improve operating efficiency, reduce distribution losses and increase operating margins. Chilectra is Edelnor’s operator but does not receive fees for such role.

Non-Electricity Businesses

Non-electricity business represented less than 5% of our 2008 operating revenues and less than 1% of our 2008 operating income, both before consolidation adjustments.

Compañía Americana de Multiservicios (CAM)

CAM is a wholly-owned subsidiary that represented less than 3% of our 2008’s operating revenues before consolidation adjustments. CAM is engaged in the electrical parts procurement business and is the entity in charge of providing continuity to our engineering and electrical service activities, both in Chile and abroad, and concentrates on managing large-scale services for public utility companies, especially in the electricity, telecommunications, gas and water distribution sectors.

Synapsis

Synapsis is a wholly owned subsidiary that represented 1.1% of our 2008’s operating revenues before consolidation adjustments.  It is engaged in the information system business.  Synapsis provides IT solutions (outsourcing, hardware, data center, consulting.) to the services, energy, telecommunications and public administration markets.

Inmobiliaria Manso de Velasco (IMV)

IMV, a wholly owned subsidiary, develops real estate projects in Chile and represented less than 1% of our 2008 operating revenues before consolidation adjustments.

Electricity Industry Regulatory Framework

Chile

Industry Structure

The electricity industry in Chile is divided into three business segments: generation, transmission and distribution.  The generation segment consists of companies that produce electricity.  They sell their production to distribution companies and unregulated customers through contracts or to other generation companies through the spot market.  The transmission segment consists of companies that transmit at high voltage the electricity produced by generation companies.  Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to end users at a voltage no higher than 23 kV.

The electricity sector in Chile is regulated pursuant to Decree with force of Law No.1 of 1982, as amended, and the regulations under Decree No.327 of 1998, as amended, collectively known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems.  The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, servicing the central and south central part of the territory, where 93% of the Chilean population lives, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country.  According to the 2002 census, 6.1% of the Chilean population lives in the territory serviced by the SING.  In addition to the SIC and the SING, there are two smaller systems in southern Chile that provide electricity in remote areas.  The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, Centro de Despacho Económico de Carga, (“CDEC”), an autonomous entity that involves industry groups and transmission companies.  CDECs coordinate the operation of their system as efficient markets for the sale of electricity, in which the lowest marginal cost producer is used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment.  Certain major industrial companies own and operate generation systems to satisfy their own needs.

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

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  The National Energy Commission, or CNE, calculates retail tariffs and wholesale, or node prices, which require the final approval of the Ministry of Economy and prepares the indicative plan, a ten-year guide for the expansion of the system that must be consistent with the calculated node prices.  The Superintendent of Energy and Fuels, or SEF, sets and enforces the technical standards of the system and the proper compliance with the law.  In addition, the Ministry of Economy grants final approval for tariffs and node prices set by the CNE and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Generation companies must coordinate their operations through the CDECs to minimize the operating costs of the electricity system and monitor the quality of service provided by generation and transmission companies.  Generation companies fulfill their contractual sales obligations with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.  However, the CDEC also seeks to ensure that every generation company has enough installed capacity and can produce enough electricity to meet the demand of its customers.  Since 70% of our generation is hydroelectric and therefore our marginal cost of production is generally the lowest, our electricity capacity in the SIC is generally dispatched first under normal or abundant hydrological conditions.  Generation companies balance their contractual obligations with their dispatch by buying electricity at the spot market price, which is set hourly by each CDEC, based on the marginal cost of production of the next kWh to be dispatched.

Sales by Generation Companies

Sales may be made to final customers under contracts or to other generation companies on a spot basis.  Generation companies may also be engaged in contracted sales among each other at negotiated prices.  Contract terms are freely determined.

Sales to Distribution Companies and Certain Regulated Customers

Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (“node prices”) in effect at the relevant locations (“nodes”) on the interconnected system through which such electricity is supplied. Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must be the result of international auctions which have a maximum regulated offer energy price equal to 120% of the average price paid by the unregulated customers at the time that the bid is made.  If the first bid is unsuccessful, authorities may increase the maximum energy price by an additional 15%.  The bids are awarded on a minimum price basis.  The price associated with these bids will be transferred directly to final users, replacing the current regulated price regime.  During the life of the contract, the energy and capacity prices will be indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  From 2010 onwards, under the bid system all distribution companies will have electricity contracts.

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW.  Customers between 0.5 MW and 2 MW may choose their status as regulated or unregulated. Customers with capacity needs over 2 MW are unregulated.  Two node prices are paid by distribution companies: one for capacity and the other for energy consumption.  Node prices for capacity are calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive dispatch by any generating facility.  Node prices for energy consumption are calculated based on the projected marginal cost of satisfying the demand for energy at a given point in the interconnected system, during the next 48 months in the SIC and during the next 24 months in the SING.  The determination of such marginal cost takes into account the principal variables in the cost of energy over the ten-year period, including projected growth in demand, reservoir levels, fuel costs for thermal electricity generation facilities, planned maintenance schedules and other factors that could affect the availability of existing generation capacity and scheduled additions to generation capacity during the ten-year indicative electricity development plan.  The same general principles are used to determine marginal cost in the SING.

Node prices for capacity and energy consumption are established every six months, in April and October.  Although node prices are quoted in pesos, the calculations are made in dollars.  Node prices may be adjusted during such period depending on the fluctuations of the average prices on sales by generators to their unregulated clients.

International Bids for Supplying Regulated Customers

The first international auction for the supply to distribution companies’ regulated customers took place in 2006.  This auction met 100% of the energy needs required by participating distribution companies.

During 2008 Chilectra launched a bidding process for the supply of its regulated customers and contracted a total of 1,800 GWh from 2011 onwards.  These contracts let Chilectra meet the demand of its regulated customers until 2013.

Sales to Other Generation Companies

Each CDEC annually determines a firm capacity for each power plant.  The generation company is allowed to sell capacity up to its ‘firm capacity’.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time it is out of service such as downtime due for maintenance.

A generation company may be required to purchase or sell energy, or capacity, in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Transmission

Since transmission assets are built pursuant to concessions granted by the government, the law requires transmission companies to operate on an “open access” basis, in which consumers may obtain access to the system by contributing toward the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation and distribution companies in the proportion 80% to generators and 20% to distributors.  Transmission tariffs are determined every four years by a decree of the Ministry of Economy.

Distribution Tariff to Final Customers

The tariff charged by distribution companies to final customers is determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the “value added by the distribution network”, or VAD, which allows distribution companies to recover their operating costs.  The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole.  The transmission charge reflects the cost paid for transmitting and transforming electricity.  The VAD includes an allowed return on investment.

VAD Tariff

VAD is based on a “model company” and includes: selling, general and administrative distribution costs; maintenance and operating costs of distribution assets; energy cost and losses; and an expected return on investment, before taxes, of 10% per year in real terms based on the replacement cost of assets employed in distribution.

To this end the CNE selects a company, to which it applies efficiency guidelines which results in a cost structure for the “model company” for each Typical Distribution Area (see next paragraph).  The tariff is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company, which is used as a benchmark.

Distribution Tariff-Setting Process

VAD is set every four years.  The CNE classifies companies into groups, according to Typical Distribution Areas, based on economic factors that group companies with similar distribution costs due to population density which determines equipment density in the network.

Actual return on investment of a distribution company depends on its performance relative to the standards chosen by the CNE for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  Tariff studies are performed by the CNE and distribution companies.  Tariffs are estimated as a weighted average of the results of the CNE-commissioned study and the companies’ study, with the results of the CNE’s study bearing twice the weight of the companies’ results.  Preliminary tariffs are tested to ensure that they provide an average actual annual internal rate of return between 6% and 14% on the replacement cost of electricity-related assets for the entire distribution segment.

The last process for setting distribution tariffs was held in 2008.

Concessions

The law permits generation without a concession.  However, generation companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Fines and Compensations

If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on generation companies that violate the decree.  A severe drought is not considered a force majeure event.

Generation and distribution companies may also be required to pay fines to the regulatory authorities, related to blackouts due to a generator’s operational failure, including failures related to the coordination duties of all the system’s agents as well as to make compensatory payments to final consumers affected by shortages.  If generation companies cannot meet their contractual obligations to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate customers at the failure cost determined by the authority in each tariff setting.  Failure costs correspond to the average cost incurred by final consumers in providing a kWh by their own means.

Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards.  These compensatory payments shall be at an amount equal to double the non-supplied energy at failure cost.

Along with the VAD tariff process for 2008, the CNE published a report on associated electrical services.  Agents, generation, transmission and distribution companies submitted their comments.  Final tariffs are expected be effective in 2009.

Environmental Regulation

The Chilean Constitution grants all citizens the right to live in a pollution-free environment.  It establishes that other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that may raise environmental considerations.  Among them, are regulations relating to waste disposal (including the discharge of liquid industrial waste), the establishment of industries in areas in which they may affect public health, and the protection of water for human consumption.

Environmental Law No.19,300, was enacted in 1994 and implemented by “Reglamento 30” issued in 1997.  This law requires generation and transmission companies to conduct environmental impact studies of any future projects and to submit such studies for approval by the Chilean Environmental Commission, or Conama.  It also requires an environmental impact evaluation by the Chilean government or obtaining an environmental insurance policy insuring compliance with standards for emissions, noise, waste and disposal and authorizes the relevant ministries to establish emission standards.  Our Chilean subsidiaries apply the guidelines set out in Reglamento 30 when analyzing future projects.

On April 1, 2008, Law 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of this law is to promote the use of non-conventional renewable energy, or NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of their total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage from 0.5% on that date up to 10% in 2024.  Our power plants that meet the requirements to be considered as NCRE generators are: Palmucho (32 MW), Canela (18 MW) and Ojos de Agua (9 MW) representing 1.2% of our installed capacity as of December 2008.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Our generation subsidiary Endesa Chile estimates that it will be able to fully comply with this obligation by 2010 and even generate excess NCRE energy, which could be sold to other generators.  The additional cost of generating electricity with NCRE, as compared to conventional sources, will be charged to the new contracts, thus eliminating the impact on revenues.

Water rights

Endesa Chile owns unlimited duration, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  Endesa Chile permanently analyzes which water rights it will maintain or disregard.  During 2008, we paid and recovered fees in the amount of Ch$ 2,501 million ($ 3.9 million using the 2008 year-end exchange rate).  This amount may vary in the future according to the water rights we may hold each year.  We estimate that in 2009 we will pay fees in the amount of Ch$ 1,802 million ($ 3.0 million).  We estimate that if we do not abandon any water rights in the SIC, we will have to pay license in the amount up to $ 4.9 million per year until 2011.    Thereafter, this amount will be doubled and remain constant for five years, at which point the license fees will be doubled again.  In the case of water rights located in southern Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012.  They may be recovered through monthly tax credits, until the license fee payments are recovered in full.

Argentina

Introduction

Law No.15,336 of 1960 and Law No.24,065 of 1992 (together, the “Argentine Electricity Act”) set the regulatory framework for the electricity sector.

Under the Argentine Electricity Act the Federal Government:

•                  divided the industry into three business segments: generation, transmission and distribution to enable the electric market development under free competition for generation with reduced tariffs, requirements for certain quality standards, and to avoid ownership concentration;

•                  created the Wholesale Power Market, or “MEM”, where four categories of agents (namely, generators, transmitters, distributors and large users) are allowed to buy and sell electricity and related products;

•                  decreed Administrative Company for the Wholesale Electricity Market, or “Cammesa”, responsible for the dispatch coordination, administration of the agents’ transactions in the MEM and the calculation of spot prices.  The agents participate as shareholders in Cammesa through their corresponding associations with the Secretariat of Energy, the owner of the remaining 20% of Cammesa’s capital stock.  The Ministry of Federal Planning, Public Investments and Services, “Ministerio de Planificación Federal, Inversión Pública y Servicios”, appoints the chairman of Cammesa’s board of directors; and

•                  created the Electric Power National Regulatory Agency, or “ENRE”, empowered to regulate public service activities in the electricity sector and impose jurisdictional decisions.

The Secretariat of Energy is primary responsible for the implementation of the Argentine Electricity Law. Resolution SEE No.61/1992, as amended, established the Procedures for Operation, Dispatch of Charges and Price Calculation Program, or “Procedures”, which regulate the dispatch of the system and the activities in the MEM.  Resolution SE No.21/1997 regulates the procedure to grant the concessions of international interconnected transmission systems.

Industry structure

The generation sector is organized on a competitive basis, with independent generators selling their production on the MEM’s spot market or through private contracts to purchasers; on the term market of the MEM.

Transmission operates under monopoly conditions by several companies to whom the Federal Government grants concessions.  Our concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain their high and medium voltage facilities, to which facilities of generation plants, distribution systems and big clients are connected.  The international interconnected transmission systems also require concessions granted by the Federal Government.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that works under monopoly conditions and is provided by companies who have been granted concessions.  Distribution companies have the obligation to make electricity available to the final customers within a specific concession area, regardless whether the final customer has contracts with the distributor or a generator.  Accordingly, these companies are regulated with respect to tariffs and are subject to service quality standards.  Distribution companies may obtain electricity either in MEM spot market at a price called seasonal price, or in MEM term market through contracts with generators.  The seasonal price defined by the Secretariat of Energy is the cap for the costs of electricity bought by distributors, and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  Nonetheless, all distribution companies acting in the MEM must operate under its rules.

Electricity final customers are regulated customers supplied by distributors at regulated tariffs, unless they have a demand of at least 30 kW, and choose to contract their supply from generators in MEM’s spot market, in which case they are considered large clients.

Traders are also authorized participate in the MEM.  They buy and sell energy and related products from and for agents of the MEM, including such received by the provinces as payments for electricity royalties.

No generator, distributor, big client, nor any company controlled by some of them or controlling the same, may either be owner or major shareholder of a transmission company or of its controlling company.  Transmission companies are prohibited from generating, distributing, purchasing and/or selling electricity.  Distribution companies are prohibited from owning generation units.

Dispatch and Pricing

The coordination of dispatch operations, fixing of spot prices and administration of economic transactions in the MEM are controlled by Cammesa.  All generators that are MEM agents should be connected to the Argentine Interconnected System, or “Argentine NIS”, and are obliged to comply with the dispatch order to generate and deliver the energy to the Argentine NIS in order to be sold either in MEM’s spot or term markets.  Distribution companies, traders and big clients that have entered into private supply contracts with generation companies pay the contractual price directly to the generator and also pay a toll to distribution companies for the use of their systems.

The spot price is calculated on an hourly basis by Cammesa according to the cost of the marginal kW to be dispatched in the Argentine NIS and is paid to generators and sellers of energy at the spot market.  The Argentine Electricity Act sets that electricity prices in the spot market are determined on a marginal cost basis.  Since 2002, the Secretariat of Energy started to modify several criteria around the spot prices and imposed, among other restrictions, caps for spot prices to be paid to generators. It also recognized the costs of natural gas according to the Federal Government’s estimates, even though additional costs are collected by the market and paid to the generator with such costs.

In order to stabilize distribution tariffs, the market has a seasonal price as the price to be paid by distributors for their purchases of electricity traded in the spot market.  It is a fixed price determined every six months by the Secretariat of Energy after Cammesa recommends the seasonal price level for next period according to its estimated spot price based on its evaluation of the expected supply, demand and available capacity as well as other factors.  The seasonal price is maintained for at least 90 days.  Since 2002, the Secretariat of Energy has been approving seasonal prices lower than those recommended by Cammesa.  Effective from October 1, 2008,  Resolution 1169/08 imposed an increase in the seasonal price to residential, commercial and industrial customers with high demand.

Regulatory Developments: the industry after the Public Emergency Law

General

Law No.25,561, titled Public Emergency Law, was enacted in 2002 to manage the public emergency . It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts), imposed the conversion of dollar denominated obligations into Argentine pesos at a rate of Ar$ 1 per $ 1 and empowered the Federal Government to implement additional monetary, financial and exchange rate measures to overcome the economic crisis that affected Argentina.  The effects of these measures have been periodically extended.  Law No.26,456, enacted in December 2008, extended its effects until December 31, 2009.

Following that law, the Secretariat of Energy introduced several regulatory measures aimed to correct the effects of the devaluation into the costs and prices in the MEM and to reduce the price to be paid by the final customers.

Generation

The mandatory conversion of transmission and distribution tariffs in Argentine pesos from dollars at a pegged rate of Ar$ 1 per $ 1 while the market exchange rate had been approximately Ar$ 3 per $ 1 and the regulatory measures to cap and reduce the spot and seasonal prices hindered the transfer of variable costs of generation into the transmission and distribution tariffs to final customers.

These measures reduced revenues of the generators since the authority — through Resolution SE No.406/2003 — only allows payments to them for the remaining amounts collected from the purchasers in the spot market after the payment of other obligations in the MEM and discouraged savings in electricity consumption as well as investments to satisfy the increase in demand, including the transmission capacity.

Additionally, generators suffered an income reduction from contracted prices because they were reduced as a consequence of the spot price level.

The obligation to settle the unpaid spot electricity with generators, led authorities to fund investments in new capacity within the MEM, through Foninvemem, a fund managed by Cammesa.  Funds in Foninvemem have been used to install two combined cycle generation plants of 800 MW each.

Resolution SE No.240/2003 changed the way to fix spot prices with natural gas tariffs by imposing a cap on generation costs and decoupling the spot price from the marginal costs of the generation company also operating with fuel.  The resolution also imposed additional capped prices for hydroelectric generators.  Although generation dispatch is still based on fuels used, the spot price calculation under the resolution is defined as whether all dispatched generation units did not have restrictions on their natural gas supply, even though they have had restrictions, additionally water value is not considered if its opportunity cost is higher than the cost of natural gas generation.

Resolution SE No.724/2008 gave thermal generators the opportunity to reduce some of the effects of Resolution SE No.406/2003 by allowing Supply Commitment Contracts or “CCAM” into the MEM. Thermal generators with CCAM can supply energy to the Argentine autonomous entity in charge of the MEM’s operation, or “Cammesa”, for up to 36 months, renewable only for an additional period of six month, and charge spot prices.

Transmission and distribution

Transmission and distribution companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily adjusted, definitive tariffs were still pending as of December 2008.

As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the intervention of the authorities to reduce compensation for all electricity companies.

During 2006, our subsidiary Edesur entered into an Agreement for Renegotiation of Concession Contract, which concluded during 2008 when the Federal Government imposed two increases in tariffs, one from July 2008 and one from October 2008.

Natural gas market

There has been a shortage of natural gas to supply power plants for several years.  In order to secure internal demand, the Argentine government entered into an agreement with Venezuela for supply of fuel until 2010.  Although the fuel oil is used as a last recourse, the national regulatory policy supported the acquisition of liquid fuel by the electric generators and provided financing from the Stabilization Fund.  Generation companies also agreed to purchase a fixed amount of fuel oil of instant availability in order to cover any generator’s potential stock shortages.  Generators are normally allowed to buy diesel and fuel at subsidized prices.

Since 2004, the Federal Government has been importing natural gas from Bolivia.  On June 29, 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily.

One of the measures relating to natural gas in recent years was the creation of the Electronic Gas Market (“MEG”).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Electricity Exports and Imports

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity exports.  Resolution SE No.949/2004 established measures that allowed agents to export and import energy under very restricted conditions.  This resolution prevented generators from satisfying their export commitments.

Foninvemem

Resolution SE No.712/2004 created a fund, called Foninvemem, to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE No.406/2003 the Secretariat of Energy decided to pay the generators the spot prices up to the amount available at the Stabilization Fund after collecting the funds from the purchasers in the spot market at seasonal prices lower than spot prices for the same period.  Cammesa was appointed to manage Foninvemem.

Pursuant to Resolution SE No.1,193/2005 all private generators of the MEM were called to participate in the construction, operation and maintenance of the electric energy generation plants to be built with Foninvemem, consisting of two combined cycle generation plants of 800 MW each.

Incentive programs

In order to provide incentives for the installation of new capacity in the NIS, Resolution 1,281/2006 created the Servicio Energía Plus, or “Energy Plus Service”, which is the offer of new electricity capacity to supply the growth in electricity demand over the “Base Demand” which was the demand for electricity in 2005.  The Energy Plus Service, which started on November 1, 2006, is supplied by generators that install new capacity or that offer existing generation capacity not connected before to the NIS.  All big clients that, had a higher demand than their Base Demand can contract excess demand with the Energy Plus Service.  The price of the contracts for Energy Plus Service should be approved by the relevant authorities.  Consumptions that cannot be secured by an Energy Plus Service contract, may request Cammesa to conduct an auction to satisfy such demands.

Regulation for the promotion of Energy Infrastructure projects

Law No.26,095 and National Decree No.1,216/2006 imposed charges to be paid by final customers of electricity and natural gas in order to finance new electricity and gas infrastructure projects, to complete new investments in the electricity sector and to expand natural gas and electric power transport capacity.  In addition, the Federal Government enacted some regulations to promote the rational and efficient use of electric power.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law No.24,051, or “Hazardous Waste Law”, and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector.  Failure to meet these requirements entitles the government to impose penalties, such as suspension of operations, which, in case of public services, could result in the cancellation of concessions.

Brazil

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the “Brazilian NIS”), which comprises most of the regions of Brazil and several other small, isolated systems.

Generation, transmission and distribution are legally separated activities in Brazil.  Non-regulated customers in Brazil are currently those customers: (i) who demand at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) who demand at least 500 kW (and less than 3,000 kW) and choose to contract the energy supply directly with the alternative generators or traders, according to the specifications set forth in Law 9,427/96.

The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector and whose primary role is to establish the policies, guidelines and regulations for the sector.  Regulatory policies are implemented by the ANEEL (National Agency of Electric Power), whose main responsibilities include, among others: (1) supervision of the concessions for electricity sale, generation, transmission and distribution activities, and approval of electricity tariffs; (2) enactment of regulations for the electricity sector; (3) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (4) promotion of a bidding process for new concessions; (5) resolution of administrative disputes between electricity sector agents; and (6) setting of the criteria and methodology for determining distribution and transmission tariffs.

Other regulatory authorities include: (i) the Brazilian Electricity System Operator (ONS), comprised of generation, transmission and distribution companies, and independent consumers, responsible for coordination and control of the generation and transmission operations of the Brazilian NIS; (ii) the Electricity Trading Board (CCEE), a company in which Agents are gathered in four categories: Generation, Distribution, Trading and Consumers and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS; and (iii) the Brazilian Energy Policy Council (CNPE) in charge of  developing a national electricity policy.

Deregulation and Privatization

The Concessions Law (No.8,987) and the Power Sector Law (No.9,074), both enacted in 1995,  intend to inject competition and attract private capital into the electricity sector.  Since then, several assets owned by the Federal Government of Brazil and/or states governments were privatized.

Independent Power Producers and Self-Producers

The Power Sector Law also introduced the concept of independent power producers, or IPPs , to open the electricity sector to private sector investment.  IPPs are individual agents or agents acting in a consortium who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale on its own account.

The Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs determined by ANEEL.

Law No.9,648/98 created the Wholesale Energy Market, formed by the generation and distribution companies.  According to this model, the purchase and sale of electricity was freely negotiated.

Pursuant to Law No.10,433/2002, the Wholesale Energy Market structure changed to be closely regulated and monitored by ANEEL.  As a result, ANEEL is now responsible for setting Wholesale Energy Market governance rules.  This restructuring seeks to reorganize the electricity system model to allow for continued external investment.

Law No.10,848/04 seeks to maintain public service for the production and distribution of electricity to consumers within each concession area, restructures planning system, guarantees transparency in the auction and bidding process for public projects to mitigate the systemic risks, to maintain centralized and coordinated operations of the energy system and to grant universal use and access to electricity throughout Brazil and it also modifies the bidding process of public service concessions.

Structure of the Electricity Sector

The model established pursuant to Laws No.10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantees the expansion of the system, with the Power Research Company (EPE), a governmental body, responsible for the planning of generation and transmission activities.  This model has defined an unregulated contracting environment and a regulated environment.

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  In relation to the regulated environment, where distribution companies operate, the purchase of energy must be executed pursuant to a bidding process coordinated by ANEEL.

Pursuant to the model, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

Another change imposed on the electricity sector is the separation of the bidding process for “previously existing power” and “new power project.”  Power plants that were in existence prior to 2000 are considered “previously existing power” and those that were developed after 2000 are considered “new power project.”  The government believes that “previously existing power” plants are able to provide power at more competitive prices and therefore it should give priority in the bidding process to power generated by new power project companies.  Under the new regime, this priority will be in the form of more favorable contractual terms.  For example, a generator considered new power project is guaranteed a power purchase agreement with a 20-year term if it wins the bidding process, while an existing power is not necessarily even guaranteed participation in the bidding process.

Distribution

The Concessions Law establishes three kinds of revisions to final consumer tariffs which are annual tariff resetting, ordinary tariff revision and extraordinary tariff revisions.

Distribution companies’ pricing aims to maintain a concessionaire’s operating margins constant by allowing for tariff gains due to costs beyond management’s control and permitting the concessionaire to retain any efficiency gains achieved for defined periods of time.  Tariffs to end users are also adjusted according to the variation of costs incurred in purchasing electricity.

Ordinary tariff revision takes into account the entire tariff-setting structure of the company, including the costs of providing services, the costs of purchasing energy and the remuneration of the investor.  Under their concessions it occurs every four years for Coelce and every five years for Ampla.  The asset base consists of the market replacement value depreciated during their useful life from an accounting point of view and the rate of return for the assets is based on the Weighted Average Cost of Capital, or WACC, of a model company.  The operating and maintenance costs reflected in the tariff are calculated based on the model company which considers the singular characteristics of the concession area of distributors.

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.  In the event that the cost components over which management does not exert influence, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments, the concessionaire may make a request to ANEEL to charge those costs to final customers.

2008 Tariff revision

A tariff revision applicable to Ampla was introduced on March 15, 2008, with an average 11.0% increase in prices for all consumers and 10.9% for residential customers.  The tariff revision for Coelce was effective on April 22, 2008.  The average increase in prices for customers was 6.7%, lower than the IGPM, the general price index.

Recognition of investments for the reduction of non-technical losses

In response to a request from Ampla, ANEEL determined that projects intended to combat energy theft and decrease electrical losses, which consider the efficiency, effectiveness will be considered in tariff revisions after auditing processes.

Concessions

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity in excess of 30 MW, or transmission networks in Brazil, have to use a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a specified area for a given period of time.

The period of time is limited to 35 years for new generation concessions and to 30 years for new transmission or distribution concessions.  Existing concessions may be renewed at the discretion of the Brazilian government, for a period equal to their initial term.

Environmental Regulation

The Brazilian Constitution gives both the federal and state governments power to enact laws designed to protect the environment and to issue regulations under such laws.  While the federal government has power to enact environmental regulations, state governments have the power to enact more stringent environmental regulations.  Most of the environmental regulations in Brazil are at the state and local level rather than at the level of the federal government.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Electricity Sales

In the Regulated Environment (ACR), electricity distribution companies buy the electricity through auctions that are regulated by ANEEL and organized by CCEE.  Distributors must buy electricity at public auctions.

There are two types of regulated auctions at which distributors buy electricity, one at which existing contracts can be renewed, and one at which new contracts are entered into.  The government has also the right to call special auctions for renewable electricity (biomass, small hydro, solar and wind).  ANEEL and CCEE hold the auctions annually.

Unregulated contracts, or ACL, include the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated and special consumers.  The ACL also includes current bilateral contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.

Energy Bids

The sale of electricity in the ACR occurs through new electricity bids, existing electricity bids and adjustment bids.  The contracting system is multilateral, with generators entering into contracts with all distributors who submit bids.

Settlement Spot Price

The Settlement Price for the Differences is used to value the purchase and sale of electric power in the short term market.  According to the New Industry Model Law, CCEE is responsible for the setting of the electricity price in the spot market.

Fines applicable to agents in the electricity industry

Selling agents are responsible to the buying agent for payments if they are unable to satisfy their delivery obligations.  ANEEL regulation sets forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2.0% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, in extreme circumstances, terminate such agreements.

A party defaulting on payment of contributions to RGR (Global Reversal Reserve), Proinfa, Energy Development Account, or CDE, Fossil-fuel Consumption Account, or CCC, or any other payments due by virtue of the purchase of electricity in the ACR or from Itaipu cannot use tariff adjustments (except for the extraordinary revision) or any proceeds from the RGR, CDE or CCC.  CDE was created by Law No.10438 in 2002 to grant subsidies to power plants using Brazilian mineral coal and to support the production of electricity from alternative sources.  The CCC was created in 1973 with the intent to grant subsidies to cover the cost of fuel used by thermoelectric plants located in isolated systems.

Incentives for the Development of Alternative Sources of Energy

Law 10,438/2002 created certain incentive programs for the use of alternative sources in the generation of electricity.  Proinfa assures the purchase of the electricity generated by Eletrobrás for a period of 20 years, and financial support from the BNDES.  Other programs include a discount up to 50% on the distribution or transmission tariffs and a special exception for those consumers with electricity consumption volumes ranging from 500 kV to 3 MW (special consumers) who decide to migrate to ACL, provided that such consumers purchase electricity from generating companies using alternative sources of electricity.

Industry Charges

The Power Industry Law requires that holders of a concession to use water resources pay a fee from 6.00% to 6.75%, depending on the size of the generation plant, of the amount of the electricity they produce.

The electricity service inspection fee, is an annual fee of approximately 0.5% of the annual benefit obtained by the company and varies according to the type of service and in proportion to the size of the concession, permit or authorization.

With regard to the subsidy of fuel costs to SIN-connected thermoelectric plants using Brazilian coal, CDE succeed the CCC (Fuel Consumption Account).  The CDE is funded by all electricity consumers and was created to support: (1) the development of electricity production throughout the country; (2) production of electricity from alternative sources (wind, mineral coal, gas and biomass); and (3) social objectives, such as the availability of electricity services throughout the country, reduction of the cost of electricity to low-income residents and preservation of the coal industry in southern Brazil.

For existing thermoelectric plants that use coal produced in Brazil, the law requires that the CDE be used to subsidize up to 100% of the cost of the coal.  In accordance with the applicable legislation, power plants must make a minimum purchase of coal in order to guarantee certain levels of production of Brazilian coal to benefit from the subsidy.  However, self-producing consumers do not pay the CDE charge, which is a significant advantage for these kinds of projects.

Until December 2003, all power industry agents, whether distribution companies, generation companies or dealers, who negotiated electricity with final consumers, made monthly contributions to the Fossil-fuel Consumption Account — CCC, an economic subsidy to cover the cost of fuel used by thermoelectric located in isolated systems, for a period of 20 years, in order to promote the generation of electricity in these regions.

Contribution for Research and Development

Companies holding concessions, permits and authorizations for the distribution, generation and transmission of electricity must invest every year at least 1% of their net operating revenues in research and development of the power industry.  Mini-hydro power stations, solar and wind electricity and biomass projects are exempt from these requirements.

Colombia

Two pieces of legislation regulate the electricity business in Colombia: Law 142 (the “Colombian Public Utilities Law”) sets the regulatory framework for the supply of public residential services, including electricity, and Law 143 (the “Colombian Electricity Law”) establishes the framework for the generation, trading, transmission and distribution of electricity.  Law 142 states that the provision of electricity is an essential public service that must be provided by government and private sector entities.

Utility companies are required to ensure continuous and efficient service, facilitate the access of low-income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large users, cooperate with the authorities in the event of an emergency to prevent damage to users, and report to the authority any commercial start-up of operations.

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG”.  Such principles are: efficiency - the correct allocation and use of resources and the supply of electricity at minimum cost;  quality - compliance with technical requirements;  continuity - continuous electricity supply without unjustified interruptions;  adaptability — the incorporation of modern technology and administrative systems to promote quality and efficiency; neutrality — impartial treatment to all electricity consumers;  solidarity — the provision of funds by higher-income consumers to subsidize the subsistence consumption of lower income consumers; and equity — an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country.

The Colombian Electricity Act regulates the generation, transmission, distribution, and trading (the “Activities”) of electricity.  Under the law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system’s Firm Energy.  Firm Energy for the Reliability Charge refers to the maximum electric energy that a generation plant is able to deliver on a continuous basis during a year, in extremely dry conditions, for instance, in the case of the El Niño phenomenon.  A generator’s share in the activity of power generation can reach up to 30%, when the Herfindahl-Hirschman Index (HHI) is greater or equal to 1800, under overseeing of the Superintendencia de Servicios Públicos Domiciliarios (SSPD).

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian National Interconnected System (Colombian NIS).  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis and traders have up to six months to reduce their share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa.  However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.

A generator, distributor, trader or an integrated company, i.e. a firm combining generation, transmission and distribution activities, cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.  A distribution company can have more than 25% of an integrated company’s equity if the market share of the last company is less than 2% of the national generation business.  A company created before enactment of Law 143 is banned from merging with another company created after Law 143.

The Ministry of Mines and Energy defines the government’s policy for the energy sector.  Other government entities which play an important role in the electricity industry are: Superintendencia de Servicios Públicos Domiciliarios, which is in charge of overseeing and inspecting the utility companies; CREG, which is in charge of regulating the energy and gas sectors; and the Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.

CREG is empowered to issue regulations to govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges for retailing to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the Colombian NIS and establish technical requirements for quality, reliability and security of supply and the protection of customers’ rights.

Generation

The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market, the Energy Exchange, or the Bolsa, at the spot price or by long-term private contracts with other participants and non-regulated users at freely negotiated prices.  The Colombian NIS is the system formed by generation plants, the interconnection grid, regional transmission lines, distribution lines and consumer loads.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (“CND”).  The hourly spot price paid for energy reflects prices offered by generators in the Bolsa and the respective supply and demand conditions.

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed remuneration during the commitment period; whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying their firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system will be allocated by bids.  The first auction for this period took place in May 6, 2008, where existing generators participated with new generation projects while meeting the established market share limits.

CREG recently ordered that starting February 2009, the offer prices and dispatch information must be kept confidential for three months.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated consumers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The Energy Exchange facilitates the sale of excess energy that has not been committed under contracts.  In the

Energy Exchange, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the Energy Exchange.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND guided by “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generator will be dispatched the following day to meet expected demand.  The price for all generators is set as the less expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries will be satisfied by the lowest cost combination of available generating units in the country.  Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to meet the energy demands expected for the following day, in a secure, reliable and cost-efficient manner.

If a generator delivers less energy than that assigned by the optimal dispatch, it is charged with the average of the market price and their offer prices.  On the other hand, those generators that deliver energy in excess are credited with the difference.  The net value of these restrictions is assigned proportionally to all the traders within the Colombian NIS, according to their demands of energy.  Some generators have initiated legal proceedings arguing that recognized prices do not cover the costs associated with these restrictions.

Transmission

Transmission companies which operate at least at 220 kV make up the National Transmission System, or NTS.  They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services.  The transmission tariff includes a connection charge that underwrites the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing transmission companies and new companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG.  Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.  Transmission charges are expected to be updated by CREG in 2009.

Distribution

Distribution is defined as the operation of local networks below 220 kV.  Any user may have access to a distribution network for which it pays a connection charge.  CREG regulates distribution prices that should permit distribution companies to recover costs, including operating, maintenance and capital costs operating efficiently.  Distribution charges are set by CREG for each company based on the replacement cost of the existing distribution assets, cost of capital, as well as operational and maintenance costs that vary depending on the voltage level.

A new remuneration methodology for the distribution was defined by CREG in 2008 which set the Weighted Average Cost of Capital at 13.9% before taxes, for assets operating at 34.5 kV or less, and 13%

before taxes for assets operating above 34.5 kV.  CREG also defined a new methodology for the calculation of distribution charges, defining an incentive scheme for administrative, operational and maintenance costs, service quality and energy losses.   CREG is expected to apply in the first semester of 2009, the resolutions to determine new distribution charges applicable to the years 2009-2013.

Trading

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which currently represent about 32% of the market.

Trading is the resale to end users of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated users.

Trading to regulated users is subject to the “regulated regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.  Trading charges for regulated users are expected to be updated in 2009.

The tariff formula became effective on February 1, 2008.  The main changes in the new formula are the establishment of a fixed monthly charge, and the introduction of reduction costs of non-technical energy losses in the trading charges.  In addition, CREG allows traders in the regulated market to offer tariff options to their users.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids.

Environmental Regulation

Law 99 of 1993 provided the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes, policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.  The law particularly seeks to prevent environmental damage by entities in the energy sector.  Any entity planning to undertake projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

According to Law 99, generators which have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities.  Hydroelectric power plants must pay 6% of their energy sales; thermoelectric plants must pay 4% of their energy sales.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law 26,876), Law 26,734, which regulates the investments in energy, in addition to the supplementary Law 27,699 of the Energy and Mining Investment Supervisor Authority, or Osinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freedom of prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency shared with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

There is one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.

The Ministry of Energy and Mining, or the MINEM, defines the energy policies, regulates environment matters, and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  The Committee of the Economic Operation of the System, or the COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual bus bar tariff calculations.  The COES includes as members the generation, transmission and distribution companies, as well as users with a capacity need higher than 1 MW, the threshold for non-regulated customers.

Service provided by electricity companies has to comply with technical standards, otherwise companies may be charged with fines imposed by Osinergmin.

Dispatch and Pricing

Customers with a monthly demand less than 0.2 MW are considered regulated customers, and their energy supply is defined as a public service.  Nevertheless, according to Law 28,832, regulated customers whose monthly demand is within 0.2 MW and 1.5 MW will be capable of choosing to be unregulated customers.  Customers whose demand is greater than 1.5 MW are considered unregulated customers.

The access to the spot market is permitted to generating and distribution companies, as well as to users with a contracted capacity in excess of 10 MW.

Transmission

Transmission lines are divided into principal, those for the common use and trading of all generators; or

secondary, those lines that connect a power plant with the system or a substation with a distribution company or a final consumer. Law 28,832, enacted in 2006, defined also guaranteed and complementary systems applicable to projects commissioned after the enactment of that law.  Guaranteed lines are the result of a public bid and complementary lines are freely constructed and exploited as private projects.  The principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary and complementary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Distribution

The Efficient Development Law establishes a bidding regime for the acquisition of energy and capacity by distributors establishing a mechanism to determine prices during the life of a contract.  The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.

Sales to distribution companies for resale to regulated customers must be made at bus bar prices set by Osinergmin or at fixed prices determined by bids.  Bus bar prices are set annually.  Bus bar prices are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, except in the case of contracts entered into as a result of a public bid, where the prices that will be transferred to regulated customers will be the price defined in the bid.

The electricity tariff for regulated clients includes charges for capacity and energy for generation and transmission (bus bar prices) and for the VAD (value added by distribution), which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.

Our subsidiary, Edelnor, submitted successfully two bids in 2008 and secured its supply contracts until 2011.

Concessions

A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 500 kW.

A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by the Ministry.  Authorizations and concessions are granted by MINEM  for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions and related regulations.

Cogeneration Regulation

Supreme Decree 037/2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants.  They are eligible to be part of the COES and trade their energy in the SEIN.  Cogeneration is the simultaneous generation of heat and power, in a single thermodynamic process.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM).  The MINEM dictates the specific environmental legal dispositions for the activities within the electricity industry, and the Osinergmin is in charge of supervising their application and implementation.  According to the Environmental Law, the Ministry of Environment is in charge of (i) designing the general environmental policies to every productive activity and (ii) establishing the main guidelines of the different government authorities on their specific environmental sector regulations, as its principal duties.

Raw Materials

For information regarding Enersis’ raw materials, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

C.            Organizational structure

Principal Subsidiaries and Affiliates

The subsidiaries listed in the following table were consolidated by us as of December 31, 2008.  Our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Main Subsidiary by Enersis	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billions of Ch$ except percentages)
Electricity Generation
Endesa Chile (Chile) (1)	60.0%	7,142.4	893.4
Cachoeira Dourada (Brazil)	53.4%	434.7	113.4
Endesa Fortaleza (Brazil)	53.6%	236.9	39.7
Electricity Transmission
CIEN (Brazil)	53.6%	432.3	55.6
Electricity Distribution
Chilectra (Chile)	99.1%	1,581.7	171.1
Edesur (Argentina)	65.4%	840.5	37.2
Ampla (Brazil)	69.9%	1,517.8	210.6
Coelce (Brazil)	34.9%	1,054.4	139.9
Codensa (Colombia)	21.7%	1,316.5	249.3
Edelnor (Peru)	33.5%	447.4	69.3
Other Non-Electricity Businesses
CAM (Chile)	100.0%	123.5	10.1
Inmobiliaria M. Velasco (Chile)	100.0%	67.6	1.0
Synapsis (Chile)	100.0%	39.4	10.8

(1) Endesa Chile consolidated all generation facilities in Chile, Argentina, Colombia and Peru.  Brazilian facilities are consolidated by Endesa Brasil.

Business and Subsidiaries Description

Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and has wholly-owned subsidiaries that provide support services to related and unrelated companies.  The following chart represents Enersis’ economic ownership participation in its main operating subsidiaries and affiliates as of December 31, 2008.

ENERSIS

ORGANIZATIONAL CHART
AS OF DECEMBER 31, 2008

ENERSIS
ENDESA MARKET PLACE
15.00 %
COMPAÑIA AMERICANA DE MULTISERVICIOS LTDA
99.991 %
INMOBILIARIA MANSO DE VELASCO LTDA.
99.99997 %
SYNAPSIS SOLUCIONES Y SERVICIOS IT LTDA.
99.99 %
CHILECTRA S.A.
0.012666 %
99.0778566 %
ENDESA CHILE
59.98 %
0.009 %
0.00003 %
0.01 %
KONECTA CHILE S.A.
26.2 %
CAM PERÚ LTDA.
99.99993 %
0.00007 %
SOC. AGRICOLA DE CAMEROS LTDA.
57.50 %
SYNAPSIS PERÚ LTDA.
99.9998 %
0.0002 %
CAM COLOMBIA LTDA
99.999938 %
0.000062 %
AGUAS SANTIAGO PONIENTE S.A.
25.82 %
SYNAPSIS COLOMBIA LTDA.
94.90 %
2.4 %
0.2 %
CAM ARGENTINA LTDA.
95.00 %
4.9988 %
AGRICOLA E INMOBILIARIA PASTOS VERDES LTDA.
55.00 %
53.06 %
SYNAPSIS ARGENTINA LTDA.
94.9999 %
2.5 %
5.0001 %
SISTEMAS SEC S.A.
49.00 %
0.0012 %
CONST. Y PROYECTOS LOS MAITENES S.A.
55.00 %
CAM BRASIL MULTISERVICIOS LTDA.
99.99985 %
0.00017 %
SYNAPSIS BRASIL LTDA.
0.05 %
99.95 %
CHILECTRA INVERSUD
99.998243 %
0.001757 %
0.10 %
LUZ ANDES S.A.
99.90 %
EMPRESA ELECTRICA DE COLINA S.A.
99.9998 %
0.0002 %
INVERSIONES CODENSA S.A.
94.50 %
5.20 %
INVERSORA CODENSA LTDA.
100 %
EMPRESA DE ENERGIA DE BOGOTA S.A.
1.06 %
1.41 %
51.51 %
CODENSA S.A.
9.35 %
12.47 %
EDELNOR S.A.
60.00 %
INVERSIONES DISTRILIMA S.A.
30.14 %
13.25 %
25.00 %
COMPAÑIA PERUANA DE ELECTRICIDAD S.A.
50.90 %
0.10 %
DISTRILEC INVERSORA S.A.
0.89 %
27.1945 %
23.41 %
56.36 %
EDESUR S.A.
16.02 %
20.84 %
50 %
SACME
ENDESA BRASIL S.A.
22.00298%
4.657017 %
4.3473 04%
13.679789 %
10.3446 06%
AMPLA
46.886283 %
46.886 %
21.022 %
AMPLA INVESTIMENTOS
10.3446006%
13.679789 %
21.022414 %
36.430633 %
INVESTLUZ S.A.
63.569367 %
56.594007 %
2.273448 %
COELCE
100 %
CIEN
100 %
ENDESA FORTALEZA
99.605880 %
CACHOEIRA DOURADA
CHILE
ARGENTINA
COLOMBIA
PERU
BRAZIL
SPAIN

Enersis' Simplified Organizational Structure (*)

Enersis
Endesa Chile 60.0%
Generation
Pangue 56.9% (Chile)
Pehuenche 55.6% (Chile)
Costanera 41.9% (Argentina)
El Chocón 39.2% (Argentina)
Edegel 19.8% (Peru)
Emgesa 16.1% (Colombia)
Endesa Brasil 53.6%
Generation
Endesa Fortaleza 53.6%
Cachoeira Dourada 53.4%
Distribution
Ampla 69.9%
Coelce 34.9%
Transmission
CIEN 53.6%
Distribution
Chilectra 99.1% (Chile)
Edesur 65.4% (Argentina)
Edelnor 33.5% (Peru)
Codensa 21.7% (Colombia)

(*) Only principal operating subsidiaries are presented here. Percentage ownership includes Enersis’ direct and indirect equity interests as of December 31, 2008.

D.            Property, Plants and Equipment

A significant damage to one or more of the main electricity generation facilities or interruption in the production of electricity, would have a material adverse effect on Enersis’ operations.  Enersis insures all of its electricity generation facilities against damage from earthquakes, fires, floods and other similar occurrences and third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, however, we believe that the risk of such an event is remote.  Claims under Enersis’ insurance policies are subject to customary deductibles and other conditions.  Enersis also maintains business interruption insurance which provides up to 18 months’ coverage for failure of any of its facilities, starting after the deductible period.

We also have significant interests or investments in electricity distribution.  The description of each distribution company is included in this “Item 4.  Information on the Company”.  The table set forth hereunder describes Enersis’ main equipment used for its distribution businesses, such as transmission lines, substations, distribution networks and transformers. Our distribution facilities are insured against damage to substations and administration buildings.  Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and others.  Insurance policies include third-party liability clauses, which protect our companies from complaints made by third parties.  Transmission lines and the equipment attached to them do not qualify as insurable assets in the standard market.

All insurance policies are purchased from reputable international insurers.  The Company continuously monitors the insurance industry to obtain what we believe to be the most commercially reasonable coverage and premiums available on the market.

Property, Plants and Equipment of Generating Companies

The following table identifies the power plants owned by Enersis, at the end of each year, and their basic characteristics:

			Installed Capacity (MW)(1)
Country and Company	Power Plant Name	Power Plant Type (2)	2006	2007		2008

Chile
Endesa Chile	Total		2,754	3,034		3,139
	Total Hydroelectric		2,254	2,286		2,286
	Rapel	Reservoir	377	377		377
	Cipreses	Reservoir	106	106		106
	El Toro	Reservoir	450	450		450
	Los Molles	Pass Through	18	18		18
	Sauzal	Pass Through	77	77		77
	Sauzalito	Pass Through	12	12		12
	Isla	Pass Through	68	68		68
	Antuco	Pass Through	320	320		320
	Abanico	Pass Through	136	136		136
	Ralco	Reservoir	690	690		690
	Palmucho	Pass Through	—	32	(4)	32
	Total Thermal		500	748		853
	Huasco	Steam Turbine/Coal	16	16		16
	Bocamina	Steam Turbine/Coal	128	128		128
	Diego de Almagro (5)	Gas Turbine/ Diesel Oil	47	47		47
	Huasco	Gas Turbine/IFO 180 Oil	64	64		64

			Installed Capacity (MW)(1)
Country and Company	Power Plant Name	Power Plant Type (2)	2006		2007		2008
	Tal-Tal	Gas Turbine/Natural Gas+Diesel Oil (6)	245		245		245
	San Isidro II	Combined Cycle/Diesel Oil (7)	—		248		353
Pehuenche	Total		695		699		699
	Pehuenche	Reservoir	566		570	(3)	570
	Curillinque	Pass Through	89		89		89
	Loma Alta	Pass Through	40		40		40
Pangue	Pangue	Reservoir	467		467		467	(3)
San Isidro	San Isidro	Combined Cycle/Natural Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		—		18		27
	Canela	Wind Farm	—		18	(8)	18
	Ojos de Agua	Pass Through	—		—		9
Total Capacity in Chile			4,477		4,779		4,893

Argentina
Endesa Costanera	Total		2,319		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	(3)	1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	(3)	859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	322		327	(3)	327

El Chocón	Total		1,320		1,320		1,328
	El Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass Through	120		120		128	(17)
Total Capacity in Argentina			3,639		3,644		3,652

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass Through	658		665		665
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/Natural Gas	322		322		322
Total Capacity in Brazil			980		987		987

Colombia
Emgesa	Total		2,238		2,829	(9)	2,895	(9)
	Guavio	Reservoir	1,163		1,213	(10)	1,213
	Paraíso	Reservoir	276		276		276
	La Guaca	Pass Through	325		325		325	(3)
	Termozipa	Steam Turbine/Coal	236		236		236

			Installed Capacity (MW)(1)
Country and Company	Power Plant Name	Power Plant Type (2)	2006	2007		2008
	Cartagena (11)	Steam Turbine/Natural Gas+ Diesel Oil	142	142		208
	Minor plants (12)	Pass Through	96	96		96
	Betania (9)	Reservoir		541		541
Betania (9)	Betania	Reservoir	541
Total Capacity in Colombia			2,779	2,829		2,895

Peru
Edegel	Total		1,426	1,469		1,467
	Huinco	Pass Through	247	247		247
	Matucana	Pass Through	129	129		129
	Callahuanca	Pass Through	75	80	(13)	80
	Moyopampa	Pass Through	65	65		65
	Huampani	Pass Through	30	30		30
	Yanango	Pass Through	43	43		43
	Chimay	Pass Through	151	151		151	(3)
	Santa Rosa	Gas Turbine/Diesel Oil	229	231	(3)	229	(14)
	Ventanilla (15)	Combined Cycle/Natural Gas	457	493	(16)	493
Total Capacity in Peru			1,426	1,469		1,467

Consolidated Capacity			13,300	13,708		13,893

(1)	Total installed capacity is defined as the maximum capacity, under specific technical conditions and characteristics.

(2)	“Reservoir” and “pass through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.

“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam which moves the turbines to generate electricity.

“Gas Turbine” (GT) or “Open Cycle” refers to the technology of a thermal power plant that uses either diesel or natural gas to produce gas that moves the turbines to generate the electricity.

“Combined Cycle” refers to the technology of a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity and then recuperates the gas that escapes from that process to generate steam to move another turbine.

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.

(3)	Installed capacities were certified by Bureau Veritas.

(4)	The Palmucho plant began commercial operations on November 28, 2007.

(5)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.

(6)	Until March 2008, only one of the units was able to use diesel as fuel. Since that date, both units can operate with natural gas and diesel oil.

(7)	San Isidro II plant began commercial operations in open cycle on April 23, 2007. Commercial operations in combined cycle began on January 2008.

(8)	Canela wind farm began its commercial operation on December 27, 2007.

(9)	During 2007, Emgesa and Betania merged and Emgesa added Betania to its generation assets.

(10)	On February 12, 2007, the five units of the Guavio plant were repowered (240 MW each).

(11)	Purchased in 2006. Until 2007 figure represented capacity value for units 1 and 3. Unit 2 was added in 2008, following overhaul and recovery of capacity.

(12)

Minor plants are registered with a total capacity of 96.1 MW. As of December 31, 2008 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junta. On January 1, 2006, the minor plant San Antonio (19.5 MW) was withdrawn from the NIS.

(13)	Callahuanca plant was repowered in 2007.

(14)	During 2008, the installed capacity of Santa Rosa was redefined as required by the relevant authority.

(15)	During 2006, Edegel and Etevensa merged and Edegel added Ventanilla to its generation assets.

(16)	The regulator notified maximum capacity with additional fire of the Ventanilla plant in 2007.

(17)	In November 2008, Arroyito power plant increased its installed capacity due to a higher dam elevation.

Generation Projects Completed during 2008

Chile: San Isidro Power Plant Expansion Project

This project consists of the installation of a combined cycle gas turbine with 379 MW located next to San Isidro, Valparaíso Region.  The Project has three stages of development:

•                  Stage 1: Operation of gas turbine as an open cycle using diesel (248 MW).  Commercial operations started in April 2007.

•                  Stage 2: Operation of gas turbine as a combined cycle using diesel, reaching 353 MW.  In December 2007 San Isidro II synchronized as combined-cycle.  The steam unit began commercial operations in January 2008.

•                  Stage 3: Operation of gas turbine as a combined-cycle using LNG in 2009 (subject to LNG availability), expecting to have a 377 MW capacity.

Chile: Tal-Tal Gas Turbine, Conversion to Diesel

Tal-Tal power plant was originally designed to use natural gas but later was converted to also use diesel oil.  The unit started using diesel in March 2008.

Chile: Ojos de Agua

This project consists of a mini-hydro plant in the Maule region, which benefits from water flows from La Invernada reservoir that power a 9 MW turbo generator.  This project was developed by Endesa Eco and commercial operations started in June 2008.

Projects under Construction

Chile: Canela II Wind Farm Project

Canela II wind farm includes the expansion of the existing 18 MW wind farm with the installation of additional 60 MW on an adjoining site.  Commercial operations are planned to begin by the end of 2009.

Chile: Quintero to Quillota Pipeline

The project was developed by Electrogas and involves the installation of a 28 kilometer pipeline to transport the natural gas that will be obtained in the LNG Receiving Terminal at Quintero.  The approval of the environmental authority has been obtained.  In 2007, we entered two contracts with GNLQ, one for the firm transportation of 15 million cubic meters daily from 2009 through 2029, and one for the interconnection between natural gas production and transport installations.  Construction was finished in February 2009 and the pipeline is expected to start commercial operations by mid 2009.

Chile: LNG Receiving Terminal at the Quintero Bay (“GNLQ”)

GNLQ, which is owned by British Gas (40%), ENAP (20%), Metrogas (20%) and Endesa Chile (20%), was incorporated in Chile on March 9, 2007.  GNLQ intends to develop, build, finance, own and operate an LNG regasification facility at Quintero Bay whereby LNG will be unloaded, stored and regasified.

The project is under construction by Chicago Bridge & Iron.  The commercial operation of the facility is guaranteed by the EPC contractor, with a first stage of 6 million cubic meters daily by mid 2009, and final LNG capacity of 9.6 million cubic meters daily (2.5 million tons per year), and two 160,000 cubic meters full containment LNG tanks, in 2010.

Chile: Bocamina Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and the latest technology for reduction of emissions.  Its installed capacity is estimated to be 370 MW.  Start-up of the project is planned for 2010.

Argentina:  Manuel Belgrano and José de San Martín Power Plant Projects

Two power plant projects are being developed by Termoeléctrica Manuel Belgrano S.A. and Termoeléctrica José de San Martín S.A, both related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.  Each project consists of the installation of a combined cycle gas turbine of 823 MW, the first located next to Campana (80 kilometers north from Buenos Aires), and the second, in Timbúes (35 kilometers north of Rosario).  During 2008, both gas turbines started commercial operation in open cycle with natural gas.  A couple of months later they were also enabled to use gas oil as alternative fuel.  During 2008, Manuel Belgrano produced 435.9 GWh and Termoeléctrica José de San Martín S.A. 568.3 GWh.  Commercial operations under combined cycle are expected for the second half of 2009.

Peru: Santa Rosa Thermal Plant Expansion Project

This project consists of the expansion of the Santa Rosa 227 MW thermal plant by the construction of a gas turbine in open cycle. The new unit will have a capacity of approximately 188 MW and will use natural gas from Camisea as fuel.  In January 2008, a turn-key contract was signed with Siemens Power Generation for its installation.  Start-up is planned for December 2009.

Projects under Development

Chile: Los Cóndores

The project is located in the Maule river’s basin, and consists of a hydroelectric power station of 150 MW that will use the water flows from the Maule reservoir, with a 4 kilometer long concrete pipe and 9 kilometer long tunnel.  During 2008, civil work and electromechanical equipment supply bidding processes were held.

Chile: Piruquina Mini-Hydro

Developed by Endesa Eco, the project is located in the island of Chiloé.  It consists of a run-of-river hydro plant which will use water flow from the Carihueico river. According to the feasibility study, the installed capacity will be 7.6 MW.  During 2008, we continued the preparation of Environmental Impact Study and basic engineering documentation, necessary to call for civil work and equipment bids.

Chile: Neltume and Choshuenco

The Neltume and Choshuenco projects are located in Los Ríos region, on the upper part of the Valdivia river’s basin.  The Neltume project consists of a 473 MW hydro plant with regulation in Lake Pirihueico.  The Choshuenco project uses the flows of the Llanquihue river at its source, at the junction with the Fuy and Neltume rivers, with the possibility of building a run-of-river hydro plant of 128 MW.

During 2008 there was progress in the preparation of an Environmental Impact Study and basic engineering necessary to call for civil works and equipment bids.

Chile: HidroAysén

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate capacity of 2,750 MW, two stations in the Baker river (660 MW and 360 MW) and the other three in the Pascua river (500 MW, 770 MW and 460 MW).  Connection to the SIC electric grid consists of a nearly 2,000 kilometer, 500 kV high-voltage direct current transmission line, or “HVDC”.

On August 14, 2008, HidroAysén presented its Environmental Impact Assessment (EIA) to the Aysén Region’s Corema, beginning the formal evaluation process, which permitted certain work to start.  In October 2008, public hearings started, introducing the project in the relevant communities.

In November, HidroAysén received from Corema the consolidated report of requests for clarifications, and amendments for its EIA which includes extensive comments from public services and the community; subsequently HidroAysén requested a nine month extension of the deadline to answer such report.

Works at HidroAysén have been mainly concentrated in engineering and environmental studies.  The company developed direct contact with local communities through round table meetings, attended by residents and their representatives.

HidroAysén commissioned the design and route studies for the HVDC line that will carry the energy to the SIC, to Transelec, an unrelated transmission company.

Colombia: El Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the river Magdalena, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units.  Emgesa presented this project to the auction “subasta del cargo por confiabilidad”, or GPPS, and was awarded the right to offer firm energy from El Quimbo starting December 2014.

During 2008, the Ministry of the Environment made it possible to start the Environmental Impact Study.  Besides this, definitive pre-feasibility studies were completed and the basic design began.  The award of the contract for deviation works is expected for 2009, once the environmental license and building permission are approved.

Property, Plants and Equipment of Distributing Companies

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

		Concession	Transmission Lines (km) (1)
	Location	Area (km2)	2007	2008
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,185	1,160
Edelnor	Peru	2,440	419	425
Ampla	Brazil	32,615	2,303	2,333
Coelce	Brazil	146,817	3,979	4,244
Codensa	Colombia	14,087	1,227	1,227
Total		201,386	9,468	9,744

(1) The transmission lines consist of circuits with voltages in the range of 27 kV - 220 kV.

Power and Interconnection Sub-Stations and Transformers (1)

	2007			2008
	Number of Sub- stations	Number of Transformers	Capacity (MVA)	Number of Sub- stations	Number of Transformers	Capacity (MVA)
Chilectra	53	143	6,402	53	148	6,652
Edesur	64	170	11,222	66	171	11,406
Edelnor	28	60	2,197	29	64	2,452
Ampla	115	227	4,349	116	226	4,376
Coelce	94	150	2,101	95	151	2,145
Codensa	61	206	7,347	61	206	7,460
Total	415	956	33,618	420	966	34,491

(1) Voltage of these transformers is in the range of 7 kV (low voltage) and 500 kV (high voltage).

Distribution Network - Medium and Low Voltage Lines (1)

	2007		2008
	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)
Chilectra	4,681	9,637	4,745	9,817
Edesur	6,841	15,639	7,118	15,760
Edelnor	3,355	17,611	3,480	18,053
Ampla	30,097	16,526	31,238	16,901
Coelce	62,597	39,564	68,435	42,281
Codensa	18,013	21,987	18,417	22,096
Total	125,584	120,964	133,433	124,908

(1) Low voltage lines: 380/110 V.  Medium voltage lines: 7,000 V — 34,500 V.

Transformers for Distribution (1)

	2007		2008
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Chilectra	27,315	5,627	27,768	6,062
Edesur	23,587	4,935	23,834	5,110
Edelnor	9,326	1,226	9,481	1,252
Ampla	98,001	3,390	102,878	3,561
Coelce	105,887	3,736	115,086	3,825
Codensa	61,339	7,323	62,952	7,559
Total	325,455	26,236	341,999	27,369

(1)   Voltage of these transformers is in the range of 110 V (low voltage) to 34,500 V (high voltage).

Climate Change

The Company has been involved for a long time in efforts to develop non-conventional renewable energy (NCRE) projects and committed to the reduction of carbon dioxide (“CO2”) emissions.  These projects in Chile include the Canela I (in operation) and II (in construction) wind farms, and mini-hydro units, such as Ojos de Agua (in operation) and Piruquina (in evaluation by the environmental authorities).  These power stations and projects are the first step to develop similar environmentally-friendly power plants in the rest of the countries in which we operate.

NCRE power stations and projects not only provide clean energy, but also allow the Company to trade so-called “carbon bonds” in the international market, associated with greenhouse gases (“GHG”).  The Ojos de Agua mini-hydro power station was registered as a Clean Development Mechanism (“CDM”) in April 2007 in the United Nations Framework Convention on Climate Change (UNFCCC) and the Canela I wind farm was registered in April 2009.  As of the date of this Report, an independent consultant is verifying the amount of tons of CO2 equivalent associated with the Ojos de Agua plant for its initial period during the second semester of 2008, in order to allow the Company to trade those emissions. The estimated amount for this period is 8,000 tons of CO2 equivalent; however, going forward, we estimate 20,870 tons of CO2 equivalent per year.  Since Canela I was not registered as CDM in 2008, it is in the process of verifying and then trading the tons of CO2 equivalent for 2008 in the open market.  The estimated amount for Canela I in 2008 is 18,000 tons of CO2 equivalent.

The Company is also aware that hydroelectric generation is the cleanest source of electricity for the environment in Chile.  Approximately 62% of the Company’s consolidated installed capacity is hydroelectric while in Chile hydroelectricity represents 71% of our installed capacity.  Additionally, the Company is actively involved in developing new power stations based on hydroelectric capacity, such as Chile’s HidroAysén, that will have an installed capacity of 2,750 MW and Colombia’s El Quimbo, with a projected installed capacity of 400 MW.

The CO2 (GHG) emissions of the Company for the three years ended December 31, 2008, were 7.6 million tons in 2006, 11.5 million tons in 2007 and 11.6 million tons in 2008.

Major Encumbrances

Chile

Pangue executed a first mortgage on the property where its power plant is located, including the water rights and the concession to establish the power plant.  There is also a lien on the electricity lines, machinery and equipment of the power plant.  Both include the prohibition to sell, transfer or further encumber such assets.  The value of the pledged assets was Ch$ 107 billion as of December 31, 2008.  These encumbrances and prohibitions guarantee the obligations of Pangue with its lenders: Export Development Canada and Kreditanstalt für Wiederaufbau.

The GNLQ project required the sponsors, including Endesa Chile, to pledge their GNLQ’s shares as guarantee for the lenders.

Argentina

Endesa Costanera’s debt with Mitsubishi Corporation corresponds to the balance of payments in the purchase of equipment.  As of December 31, 2008, the value of the assets pledged as a guarantee for this Ch$ 49 billion debt, was Ch$ 74 billion.  Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a Ch$ 25 billion loan, for assets pledged as guarantee valued at Ch$ 27 billion.

Peru

Edegel has a debt originated in the financing of the Ventanilla power plant.  As of December 31, 2008, the value of the assets pledged as a guarantee of this debt was Ch$ 135 billion.

Item 4A.  Unresolved Staff Comments

There are no unresolved staff comments as of December 31, 2008.

Item 5.   Operating and Financial Review and Prospects

A.            Operating Results

Introduction

We own and operate electric power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia, and Peru.  Most of our revenues, income, and cash flow come from the operations of our subsidiaries and equity affiliates in these five countries.

Factors such as regulatory developments, economic conditions and hydrologic conditions in each country in which we operate are important in determining our financial results.  In addition, the results from operations and financial condition are affected by variations in exchange rates between the dollar and the peso and the currencies of the other four countries in which we operate.  Such exchange rate variations may have a significant non-cash effect due to Chilean GAAP’s Technical Bulletin No.64, or BT 64, “Accounting for Permanent Foreign Investments” as it relates to the consolidation of the results of our companies outside of Chile.  Lastly, our other critical accounting policies also have an effect on our consolidated results from operations.

Regulatory Developments

The regulatory structure governing our business has a material effect on our results from operations.  In particular, regulators in the countries where we operate set (i) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD, and (ii) generation tariffs taking into consideration principally the costs of fuels, reservoir levels, exchange rates, future investments in installed capacity and growth in demand, all of which is intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to earn a level of return on their investments.  Accordingly, the earnings of our electricity subsidiaries are determined in significant part by the actions of government regulators.  For additional information on the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework”.

Economic Conditions

Macroeconomic conditions have a significant effect on our results from operations.  For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers of electricity increases while electricity losses decrease.  Other macroeconomic factors such as devaluation of the local currency may have a negative impact on our results from operations because although most of our revenues are denominated in the currency of the countries in which we operate, our financing costs and other important costs such as depreciation are denominated in dollars.  As a result, devaluation of local currencies against the dollar shrinks our operating margins and increases the cost of capital expenditure plans.  For additional information, see “Item 3.  Key Information—D. Risk Factors—Exchange rate risks may have a negative impact on our results from operations and financial situation” and—“Fluctuations in South American economies may affect our operating results.”

Hydrologic Conditions: Generation Business

In 2008, 65% of our generation business depended upon the hydrologic conditions prevailing in the countries where we operate.  Our thermal generators, which are fueled with natural gas, coal or diesel, are dispatched to cover peaks in energy demand and to cover any shortfalls experienced by our hydroelectric plants due to insufficient water resources.  In our generation business, we are in a position to offset, through thermal generation and purchases, the impact of physical and monetary sales resulting from poor hydrologic conditions (low reservoirs levels, rain and snowfall) in the geographical areas where our generating plants operate.  Our thermal generation capacity and its ability to purchase electricity from other generating companies enable us to boost thermal generation and/or electricity purchases from the competition in order to satisfy our commitments.  Additionally, given the industry structure and the percentage of hydroelectric power generation capacity in the countries where we operate, when hydrologic conditions are poor, the market price of electricity generally increases, which could potentially lead to greater revenue for the company.

Operating costs of thermal generation and electricity purchases are greater than the variable cost incurred by the company for hydroelectric generation.  The cost of thermal generation does not depend directly on water levels, but the cost of electricity purchases on the spot market does.  For additional information regarding the effects of hydrologic conditions on our results from operations, please see “Item 3. Key Information — D. Risk Factors — “Risk Relating to Our Operations.”

Chilean GAAP: Technical Bulletin No. 64 (BT 64)

Consolidation of the results of our non-Chilean subsidiaries was governed by BT 64 through the year ended December 31, 2008.  BT 64 establishes a mechanism to consolidate the financial results of a non-Chilean company prepared in its local non-Chilean GAAP and denominated in its local currency into the financial results of its Chilean parent company, which are prepared in Chilean GAAP and denominated in pesos.  BT 64 affects the reporting of our results from operations.  In particular, exchange rate variations, if significant, can materially affect the operating revenues and expenses reported in our consolidated financial statements in Chilean GAAP and may trigger non-operating gains and losses.  As of January 1, 2009 we are adopting International Financial Reporting Standards (IFRS). As a result the accounting effect of BT 64 will no longer be recorded as an adjustment to our results from operations.

BT 64—Conversion Effect

BT 64 requires Enersis to convert the denomination of the financial statements of its non-Chilean subsidiaries from local currency to dollars and to restate such financial statements in Chilean GAAP after such conversion, including the conversion of those dollar amounts into pesos.  We refer to the gain or loss resulting from this balance sheet conversion as the “conversion effect.” In order to convert the monetary assets and liabilities of its non-Chilean subsidiaries into dollars, Enersis must use the dollar/local currency exchange rate applicable at period-end.  In order to convert into dollars Enersis’ equity interests in such subsidiaries as well as such subsidiaries’ non-monetary assets and liabilities, Enersis must use the dollar/local currency exchange rate applicable at the time when such equity interests or non-monetary assets or liabilities were acquired or incurred.

In addition, BT 64 requires income and expense accounts (except for expenses incurred in connection with depreciation and amortization) of foreign subsidiaries to be converted into dollars at the average exchange rate of the month during which such results or expenses were booked.  All amounts converted from local currency into dollars are then converted from dollars into pesos at the exchange rate applicable at the end of the reporting period.  When both local currencies and the peso depreciate or appreciate against the dollar, the BT 64 conversion effect is inversely related to such respective movements and will have a lesser net effect than it would if it were expressed in the aggregate.  If the local currency and the peso diverge in their appreciation or depreciation against the dollar, as the case might be, application of BT 64 to each movement under Chilean GAAP is directly related and will have a greater effect than it would otherwise have.

BT 64 may cause to exclude, from our reported financial condition, the effect devaluation has on non-monetary assets in the countries in which our subsidiaries and investments are located.

The currency conversion from local currencies to dollars can have different effects depending on the structure of monetary and non-monetary assets and liabilities of foreign subsidiaries.  For example, when a foreign subsidiary has more monetary assets than monetary liabilities, devaluation of the applicable local currency against the dollar may result in a loss due to the effects of currency conversion.  On the other hand, appreciation of the applicable local currency results in a gain.  The opposite is true for foreign subsidiaries with more monetary liabilities than monetary assets, where a devaluation of the applicable local currency against the dollar may result in a gain and an appreciation may result in a loss.  Fluctuations in the exchange rates between dollar and local currencies of the countries where we operate, as well as in the dollar/peso exchange rate, have materially affected the comparability of our results from operations during the periods discussed below due to this conversion effect.

BT 64—Equity Hedge

BT 64 permits a company to hedge dollar-denominated debt incurred in connection with the acquisition of equity in non-Chilean subsidiaries located in unstable countries, against the book value of such equity investments.  For purposes of BT 64, all the countries where we have investments—Argentina, Brazil, Colombia and Peru—are considered unstable countries.  This hedge eliminates the effects of exchange rate variations on the debt incurred in connection with such investments.  If the book value of an equity investment is lower than the dollar-denominated debt, the results of the exchange rate fluctuations affecting the amount of dollar-denominated debt that is not hedged are included in determining net income.  On the other hand, if the book value of an equity investment is higher than the dollar denominated debt, then the results of the exchange rate fluctuations affecting the book value of the equity that is not hedged are recorded in cumulative translation adjustment in a reserve account as part of shareholders’ equity.

Critical Accounting Policies

Financial Reporting Release FR-60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies in the preparation of our Chilean GAAP financial statements are limited to the policies described below.  In many cases, Chilean GAAP specifically dictates the accounting treatment of a particular transaction and does not allow for management’s judgment to enter into its application.  For a summary of significant accounting policies and methods used in the preparation of financial statements, see Note 2 to our consolidated financial statements.

Impairment of Long-Lived Assets

In accordance with Chilean GAAP, the company evaluates the recoverability of the carrying amount of property, plants and equipment and other long-lived assets to determine impairment in relation to the recoverable value (calculated on the basis of operating performance and future non-discounted cash flows of the underlying business), assessed individually for each entity to determine the possibility of an impairment.  These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable.  An impairment is recorded based on a “useful value,” which is the present value of future cash flows as they compare to current carrying amounts.  The most relevant estimates made in determining the recoverability of long-lived assets depend on expectations surrounding the company’s business plan, including macroeconomic framework and assumptions regarding GDP growth, inflation and interest rates, growth estimates for energy demand, estimated installed capacity, hydrology, regulations and frameworks governing tariffs, fixed and variable costs, etc, all of which have an important impact on the calculations.

Impairment of our property, plants and equipment and other long-lived assets may have a material negative impact on our operating profit in any period, depending on the outcome of impairment tests.  For years ending on December 31st, 2008, 2007 and 2006, management concluded that the book value of our assets did not exceed their carrying value.  Given certain key economic factors subject to fluctuations, climatic conditions and global prices of fuels used in energy production, it is likely that the expected operating conditions may change significantly from period to period.

Impairment of Goodwill

Under Chilean GAAP, accounting treatment of goodwill requires management to estimate an adequate goodwill amortization period and assess recoverability of the carrying value of goodwill in situations where there may be a loss.  The maximum amortization period permitted for goodwill under Chilean GAAP is 20 years.  The following factors are taken into account when estimating the appropriate goodwill amortization period:

•                  Expected useful life of the business and expectations regarding future benefits associated with the business or unidentifiable assets;

•                  Expected actions to be taken by existing and prospective competitors; and

•                  Legal, regulatory or contractual provisions that may have an impact on useful life.

An assessment on the recoverability of goodwill is conducted systematically at the end of each year or more frequently if deemed necessary after the initial assessment.

We have used the “useful value” when calculating recoverability of goodwill.  Forecasts of future cash flows before taxes are determined on the basis of macroeconomic frameworks that take into account GDP growth estimates, inflation, interest and exchange rates, anticipated growth in energy demand, forecasts of installed capacity, hydrology, regulatory and tariff frameworks, variable and fixed costs, etc., all of which have a material impact on the calculation.  Accordingly, calculations include the best possible cost and revenue estimates for the various companies, using industrial forecasts, past experience and future expectations for upcoming years, in addition to reasonable growth rates for those years.

Based on the outcome of these estimates for the various cash generating units, management believes that as of December 31, 2008, the goodwill recorded will be entirely recoverable in the future.

Litigation and Contingencies

The company is currently involved in certain legal and tax proceedings. As discussed in Note 30 of our Consolidated Financial Statements, as of December 31, 2008, we have come to an estimate of the likely costs for the resolution of these claims.  We arrived at this estimate in consultation with legal and tax counsel handling our defense in these matters and an analysis on potential results, assuming a combination of litigation and settlement strategies.

Except for the case of the material proceedings described in Note 30 of our Consolidated Financial Statements, as of December 31, 2008 we do not know when these legal or tax proceedings will come to an end.

Pension and Post-Retirement Benefits Liabilities

We sponsor several benefit plans for our employees.  These plans pay benefits to employees at retirement using formulas based on employee years of service and compensation.  We provide certain additional benefits for certain retired employees as well.

Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans.  The accounting applied to these benefit plans involves actuarial calculations, which contain key assumptions, including: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, future salary and benefit level, claim rates under medical plans and future medical cost.  These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material effect on our reported results from operations.  Once every three years we review the key assumptions used in the determination of the pension obligation plan assets and net periodic pension cost as prescribed by Technical Bulletin No. 8.

The following table shows the effect of a 1% decrease in the discount rate on our projected benefit obligation for the periods indicated.

	Year ended December 31,
	2007	2008
	(increase in millions of Ch$)
Projected benefit obligation	40,055	36,228

The following table shows the effect of a 1% change in the discount rate on our accumulated post-retirement benefit obligation for the periods indicated.

	Year ended December 31,
	2007	2008
	(increase in millions of Ch$ )
Accumulated post-retirement benefit obligation (1)	5,466	5,142

(1) Post-retirement benefit obligation in this table is comprised of indemnifications for employee service years and AMPLA health benefits.

Introduction of International Financial Reporting Standards

On August 28, 2007, the SVS announced the adoption of International Financial Reporting Standards (IFRS) in Chile beginning on January 1, 2009, in keeping with which Enersis voluntarily adopted these standards as of that date.  Pursuant to the convergence plan set forth by the company, at present Enersis is studying the impact IFRS application will have on its financial standards.

SAB 74 Disclosures

Recent Accounting Pronouncements. See Note 37-2r.

Enersis’ Results from Operations for the Years ended December 31, 2007 and December 31, 2008

Overview

As of December 31, 2008, the company’s net income was Ch$ 570,883 million, representing a 178.3% increase compared to 2007.  The following is a summary of the most important events leading to this increase:

•                  Operating revenues increased by 35.3% or Ch$ 1,734,666 million for a total of Ch$ 6,650,287 million.

•                  Operating Income increased by 44.6%, or Ch$ 610,040 million, for a total of Ch$ 1,978,797 million, given greater contributions by our main lines of business:

Distribution	42.8%
Generation and Transmission	47.6%

•                  An increase in non-operating income by Ch$ 343,915 million, primarily due to the effect of applying BT 64 to exchange rate variations in several countries, especially Brazil and Colombia.

Operating Income

	Year ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Generation Business
Endesa Chile and subsidiaries (Chile)	363,843	550,712	186,869	51.4%
Costanera (Argentina)	422	6,284	5,862	1.389.1%
El Chocón (Argentina)	27,556	11,918	(15,638)	(56.7)%
Cachoeira Dourada (Brazil)	55,338	113,389	58,051	104.9%
Endesa Fortaleza (Brazil)	48,378	39,694	(8,684)	(18.0)%
Emgesa (Colombia)	174,535	262,971	88,436	50.7%
Edegel (Peru)	50,261	54,545	4,284	8.5%
Total	720,333	1,039,513	319,180	44.3%
Transmission Business
CIEN (Brazil)	25,244	60,405	35,161	139.3%
Total	25,244	60,405	35,161	139.3%
Distribution Business
Chilectra and subsidiaries (Chile)	134,419	171,064	36,646	27.3%
Edesur (Argentina)	31,776	37,231	5,455	17.2%
Distrilima/Edelnor (Peru)	46,263	69,255	22,992	49.7%
Ampla (Brazil)	147,599	210,552	62,953	42.7%
Investluz/Coelce (Brazil)	84,586	139,906	55,320	65.4%
Codensa (Colombia)	169,688	249,279	79,591	46.9%
Total	614,331	877,287	262,957	42.8%

	Year ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Non-electricity subsidiaries (1)	3,774	(3,949)	(7,723)	n.a.
Total	3,774	(3,949)	(7,723)	n.a.

Less: intercompany transactions	5,075	15,190	10,115	199.3%

Total	1,368,757	1,978,797	610,040	44.6%

(1) Includes operating income for CAM, Synapsis, Inmobiliria Manso de Velasco (IMV), Túnel El Melón, Ingendesa, Enigesa, Enersis, and investment vehicles.

The table below breaks down operating income by segment for years ended December 31, 2007 and 2008.

	Years ended December 31,
	(in millions of Ch$)
	Generation		Transmission		Distribution		Other		Intercompany Transactions		Total
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008

Operating revenues	2,087,585	2,774,112	95,019	84,391	3,075,285	4,165,118	280,482	331,141	(622,750)	(704,475)	4,915,621	6,650,287
Operating costs	(1,323,928)	(1,681,554)	(65,012)	(24,083)	(2,234,457)	(3,013,311)	(222,027)	(267,470)	589,588	680,514	(3,255,836)	(4,305,904)
Selling and administrative expenses	(43,324)	(53,045)	(4,763)	(4,728)	(226,497)	(274,519)	(54,681)	(67,620)	38,237	34,326	(291,028	(365,586)

Operating income	720,333	1,039,513	25,244	55,580	614,331	877,288	3,774	(3,949)	5,075	10,365	1,368,757	1,978,797

Operating Revenues

Generation Business Segment

The following table below sets forth the physical sales of electricity by our subsidiaries, arranged by country and their corresponding changes for the twelve-month periods ended December 31, 2007 and 2008.

	Physical sales during
	Years ended December 31,
				%
	2007	2008	Change	Change
	(GWh)

Endesa Chile (Chile)	19,212	19,808	596	3.1%
Costanera (Argentina)	8,450	8,543	93	1.1%
El Chocón (Argentina)	3,956	2,554	(1,402)	(35.4)%
Edegel (Peru)	7,994	8,461	467	5.8%
Emgesa (Colombia)	15,613	16,368	755	4.8%
Cachoeira Dourada (Brazil)	4,643	4,403	(240)	(5.2)%
Endesa Fortaleza (Brazil)	2,705	2,690	(15)	(0.6)%
Total	62,573	62,827	254	0.4%

Distribution Business Segment

Distribution revenues are derived primarily from the resale of electricity purchased from generating companies.  Distribution business revenues consists of revenues related to the recovery of the cost of electricity purchased wholesale from electricity generation companies and Value Added from Distribution, or VAD revenues, which are related to the recovery of costs and return on investment regarding distribution assets as well as losses allowed under tariff regulations.  Other revenues from our distribution services consist of charges related to new connections and meter maintenance and leasing.

The table below forests forth the physical sales of electricity by our subsidiaries, arranged by country, and their corresponding changes for the twelve-month periods ended December 31, 2007 and 2008.

	Physical sales during Years ended December 31,
	2007	2008	Change	% Change
	(GWh)
Chilectra (Chile)	12,923	12,535	(388)	(3.0)%
Edesur (Argentina)	15,833	16,160	327	2.1%
Edelnor (Peru)	5,201	5,599	398	7.7%
Ampla (Brazil)	8,985	9,119	134	1.5%
Coelce (Brazil)	7,227	7,571	344	4.8%
Codensa (Colombia)	11,441	11,822	381	3.3%
Total	61,610	62,806	1,196	1.9%

Operating Revenues by Business Segment

The table below presents our operating revenue for 2007 and 2008:

	Year ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Generation Business Segment
Endesa Chile and subsidiaries (Chile)	1,032,187	1,360,684	328,497	31.8%
Costanera (Argentina)	227,845	298,913	71,068	31.2%
El Chocón (Argentina)	60,675	54,030	(6,645)	(11.0)%
Cachoeira Dourada (Brazil)	125,589	181,685	56,096	44.7%
Endesa Fortaleza (Brazil)	112,618	138,504	25,886	23.0%
Emgesa (Colombia)	346,395	493,221	146,826	42.4%
Edegel (Peru)	182,276	247,075	64,799	35.5%
Total	2,087,585	2,774,112	686,527	32.9%

Transmission Business
CIEN (Brazil)	95,019	93,228	(1,791)	(1.9)%
Total	95,019	93,228	(1,791)	(1.9)%

Distribution Business Segment
Chilectra and subsidiaries (Chile)	874,624	1,081,028	206,404	23.6%
Edesur (Argentina)	319,484	416,413	96,929	30.3%
Distrilima/Edelnor (Peru)	233,623	313,236	79,613	34.1%
Ampla (Brazil)	600,468	863,638	263,170	43.8%
Investluz/Coelce (Brazil)	478,926	662,957	184,031	38.4%
Codensa (Colombia)	568,160	827,845	259,685	45.7%
Total	3,075,285	4,165,118	1,089,833	35.4%

Non-electricity subsidiaries (1)	280,482	331,141	50,659	18.1%
Total	280,482	331,141	50,659	18.1%

Less: intercompany transactions	(622,750)	(713,312)	(90,562)	14.5%

Total	4,915,621	6,650,287	1,734,666	35.3%

(1) Includes operating income for CAM, Synapsis, Inmobiliria Manso de Velasco (IMV), Túnel El Melón, Ingendesa, Enigesa, Enersis, and investment vehicles.

Generation Business: Operating Revenues

Total 2008 revenues in Chile increased by 31.8% in 2008 to Ch$ 1,360.7 billion as a result of greater average sales prices (both regulated and non-regulated) compared to 2007.  These improved results reflect the Chilean system’s higher generating costs.  In addition, physical sales increased by 3.1% to 19,808 GWh, triggered by a 36.5% increase of the spot market for a total of 3,317 GWh.  Endesa Chile’s average sales price in Chile increased by 41.9% as measured in pesos, from Ch$ 49.9 per kWh in 2007 to Ch$ 70.9 per kWh in 2008.

In Argentina, Costanera’s revenues increased by Ch$ 71.1 billion, or 31.2%, primarily due to the BT 64 conversion effect, which resulted from the net impact of a 2.1% depreciation of the Argentine peso and a 21.9% depreciation of the Chilean peso vis-à-vis the dollar, which resulted in an additional Ch$ 34.6 billion in revenues. In 2008, average sales prices, as measured in local currency, rose by 11.4% and physical sales grew by 1.1%, for a total of 8,543.4 GWh.

In Argentina, El Chocón’s revenues fell by 11.0%, or of Ch$ 6.6 billion, primarily due to a 35.4% drop in physical sales as a result of lower reservoir levels and poor hydrologic conditions in the Comahue region, which was offset in part by a 22.0% increase in the average sales price in local currency.  The BT 64 conversion effect increased revenues in Chilean pesos by Ch$ 9.2 billion.

In Colombia, Emgesa’s revenues increased by Ch$ 146.8 billion, or 42.4%, primarily due to the BT 64 conversion effect, which increased revenues by Ch$ 83.9 billion due a 5.6% appreciation of the average Colombian peso in 2008 and a 21.9% depreciation of the Chilean peso.  Furthermore, there was a 755 GWh increase (4.8% compared to 2007) in physical sales during the period along with an 11.0% increase in average sales prices as expressed in local currency.

In Brazil, Cachoeira Dourada’s revenue increased  by Ch$ 56.1 billion or 44.7%. The change is primarily due to the effect of converting to Chilean GAAP under BT 64 because of average Brazilian reais/dollar exchange rates and the devaluation of the Chilean peso, which resulted in an additional Ch$ 31.2 billion in revenue and a 23.6% increase in the average sales price during the period.  The latter is offset in part by a 5.2% drop in physical sales for a total of 4,403 GWh sold.

In Brazil, Endesa Fortaleza’s revenues grew by Ch$ 25.9 billion or 23.0% mainly due to the effect of converting to Chilean GAAP under BT 64, which resulted in Ch$ 28.0 billion in additional revenue, partially offset by a 3.8% decrease in the average sales price in local currency.  Physical sales dropped 0.6 % to 2,690.1 GWh.

In Peru, Edegel revenues increased by Ch$ 64.8 billion, or 35.5%, primarily due to the BT 64 conversion effect as a result of a 7.0% appreciation of the Peruvian sol against the dollar, in addition to a 21.9% devaluation of the Chilean peso against the dollar, resulting in Ch$ 47.2 billion in additional revenue.  Physical energy sales increased by 5.8% totaling 8,461 GWh, and the average sales price in local currency dropped 4.7%

Transmission Business: Operating Revenues

Revenue from CIEN in 2008 were Ch$ 93.2 billion, a 1.9% decrease from 2007.  In 2008, CIEN signed an agreement with Cammesa to supply energy to Argentina, and is currently waiting for the Ministry of Mining and Energy and ANEEL to define the directives concerning fixed compensation.

Distribution Business: Operating Revenues

In Chile, Chilectra’s 2008 operating revenues increased 23.6%, primarily due to greater average prices related with increases in the node price.  Energy demand decreased by 2.9% compared to 2007.  The decrease in demand, compared to a 4.9% increase in demand in 2007, was triggered by measures taken by the Chilean government in the first quarter 2008 to prevent a potential energy shortage in Chile.  These actions included the reduction in voltage until August 2008, which encouraged generators and regulated customers to limit consumption and media campaigns.  Physical sales amounted to 12,535 GWh with a 3% decrease from the previous fiscal year and a 3.4% increase in the number of customers (50,626 additional customers).  On January 9, 2008, the government issued Decree 320 setting forth sub transmission tariffs and indexation formulas, effective as of January 13, 2009.  These tariffs were not retroactive and therefore resulted in a Ch$ 25.1 billion reversal in the provision held by Chilectra during fiscal year 2008.

Income from non-energy related sources, related services, and electrical equipment sales increased by Ch$ 10.4 billion or 14.2%, to Ch$ 83.7 billion in 2008, compared to Ch$ 73.3 billion in 2007, primarily due to more network transfers and the construction of underground connections.

In Argentina, Edesur’s  operating revenues increased by Ch$ 96.9 billion or 30.3% compared to 2007, primarily due to a increase in the VAD adopted in July 2008 and a 2.1% increase in physical sales.  Average per capita consumption increased by 0.5% and the total number of customers rose by 1.6% (an additional 34,489 customers).  Furthermore, the BT 64 conversion effect added Ch$ 48.6 billion in revenues in Chilean pesos.

In Brazil, Ampla’s revenues increased by Ch$ 263.2 billion or 43.8%, primarily due to the BT 64 conversion effect which resulted in Ch$ 149.4 billion in additional revenue.  Physical sales increased by 1.5% to 9,119 GWh, as did the number of customers, which increased by 87,878 or 3.7%, to 2.5 million, along with a 9.7% increase in the average sales price in local currency. Income from ancillary services and electricity equipment sales increased by Ch$ 12.7 billion or 94.6%, to Ch$ 26.1 billion in 2008, primarily due to new grid connections and meter sales.

In Brazil, Coelce’s revenues increased by 38.4% primarily as a result of the BT 64 conversion effect which resulted in an increase in revenues by Ch$ 119.2 billion.  Average sales prices in local currency and physical sales increased  2.0% and 4.8%, respectively.  Other revenues increased by Ch$ 12.3 billion primarily as a result of higher electricity and non-electricity equipment sales carried out by Coelce Plus, a division which develop services such as energy efficiency, maintenance and installations for corporate customers.  The number of Coelce’s clients increased by 5.7%, from 2.7 million customers in 2007 to 2.8 million in 2008.

In Colombia, Codensa’s 2008 revenues increased by 45.7%, or Ch$ 259.7 billion, due to a 3.3% rise in physical sales to 11,822 GWh, a 12.3% increase in the average sales price in local currency, and the effect of BT 64 conversion, which led to Ch$ 137.6 billion in additional revenues as a result of the appreciation of the Colombian peso and a 21.9% devaluation of the Chilean peso.  An additional Ch$ 67.6 billion in other operating income was mainly generated by Codensa Hogar, Codensa’s insurance and credit division.  The number of Codensa’s clients increased by 3.4% to 2.3 million in 2008 while average per capita electricity consumption remained stable at 5,200 kWh per year.

In Peru, operating revenues of our subsidiary Distrilima, which consolidates Edelnor, increased 34.1% in 2008 compared to 2007, primarily due to a 7.7% increase in physical sales, which totaled 5,599 GWh and to the BT 64 conversion effect, resulting in Ch$ 60.5 billion in additional revenues.  The total number of customers increased to 41,289 (a 4.2% increase) and average per capita consumption increased by 3.3%.  Income from ancillary services, increased by Ch$ 2.6 billion or 15.5%, to Ch$ 19.1 billion in 2008, compared to Ch$ 16.5 billion in 2007, primarily due to increased maintenance and improvement of the electric network.

Non-Electricity Subsidiaries: Operating Revenues

Revenues from non-electricity subsidiaries grew by Ch$ 50.7 billion or 18.1% compared to 2007, due to an additional Ch$ 42.4 billion in revenues from CAM, due to higher sales of materials and services by Ch$ 37.6 billion, and Ch$ 14.3 billion in additional revenues booked by Synapsis, partially offset by a Ch$ 12.6 billion decrease in IMV’s results, due to a decrease in property sales related with the ENEA project.

Operating Costs

Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, fuel purchases, maintenance expenses, tolls paid to transmission companies and salaries.

The table below sets forth the breakdown of our operational costs for the years ended December 2007 and 2008.

	Years ended December 31
	2007	2008
	(percentage of total costs of operations)
Electricity purchases	43.5%	45.0%
Depreciation and amortization	13.7%	12.6%
Fuel purchases	18.5%	19.5%
Operating cost and maintenance	6.4%	6.4%
Transmission tolls	5.8%	4.8%
Salaries	5.2%	5.1%
Other expenses	6.9%	6.5%
	100.0%	100.0%

The table below sets forth the breakdown of operational costs for the years ending on December 31, 2007 and 2008:

	Years ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Generation Business
Endesa Chile and subsidiaries (Chile)	648,765	786,692	137,927	21.3%
Costanera (Argentina)	224,694	288,472	63,778	28.4%
El Chocón (Argentina)	31,787	40,445	8,658	27.2%
Cachoeira Dourada (Brazil)	67,474	65,202	(2,272)	(3.4)%
Endesa Fortaleza (Brazil)	62,491	96,219	33,728	54.0%
Emgesa (Colombia)	166,392	223,279	56,887	34.2%
Edegel (Peru)	122,325	181,245	58,920	48.2%
Total	1,323,928	1,681,554	357,626	27.0%
Transmission business
CIEN (Brazil)	65,012	27,584	(37,428)	(57.6)%
Total	65,012	27,584	(37,428)	(57.6)%
Distribution Business
Chilectra and Subsidiaries (Chile)	686,693	856,618	169,925	24.7%
Edesur (Argentina)	242,900	311,126	68,226	28.1%
Distrilima/Edelnor (Peru)	165,649	216,553	50,904	30.7%
Ampla (Brazil)	414,480	606,270	191,790	46.3%
Investluz/Coelce (Brazil)	343,283	477,035	133,752	39.0%
Codensa (Colombia)	381,452	545,709	164,257	43.1%
Total	2,234,457	3,013,311	778,854	34.9%
Non-electricity subsidiaries (1)	222,027	267,470	45,443	20.5%
Total	222,027	267,470	45,443	20.5%
Less: intercompany transactions	(589,589)	(684,015)	(94,426)	16.0%
Total	3,255,835	4,305,904	1,050,069	32.3%

(1) Includes operating cost for CAM, Synapsis, Inmobiliria Manso de Velasco (IMV), Túnel El Melón, Ingendesa, Enigesa, Enersis, and investment vehicles.

Generation Business: Operating Costs

Operating costs in Chile rose 21.3% in 2008 compared to 2007 totaling Ch$ 786.7 billion, in great part due to a Ch$ 144.4 billion increase in fuel costs given increased use of oil-fired thermal generation and the high market prices for this fuel in 2008.  The latter was partially offset by Ch$ 10.1 billion lower toll costs and Ch$ 8.3 billion lower in energy purchases due to a 647 GWh decrease in physical purchases triggered by a 982 GWh increase in production during the period.  The latter was offset in part by higher prices for energy purchases.

Operating costs in our subsidiary Costanera in Argentina increased by Ch$ 63.8 billion, or 28.4%.   This is largely due to the BT 64 conversion effect, resulting from the net effect of a 2.1% depreciation of the Argentine peso and a 21.9% depreciation of the Chilean peso vis-à-vis the dollar, which resulted in  Ch$ 34.6 billion in higher costs, plus additional fuel purchases during the period.  El Chocón’s operating costs increased by Ch$ 8.7 billion, or 27.2%, mostly due to the effect of converting Ch$ 5.1 billion to Chilean GAAP under BT 64 and additional physical purchases of 354 GWh, due to low reservoirs levels from March to August 2008.

In Colombia, Emgesa’s operating costs increased by Ch$ 56.9 billion, or 34.2%, mainly due to the effect of BT 64 conversion resulting of a 5.6% appreciation of the average Colombian peso in 2008 and a 21.9% devaluation of the Chilean peso, which resulted in Ch$ 38.0 billion in additional costs.  Emgesa also had Ch$ 6.4 billion in additional fuel costs, due to increased levels of thermal generation and the high price of oil, as well as a Ch$ 17.7 billion increase in tolls and energy transportation.

Operating costs of Cachoeira Dourada in Brazil decreased by 3.4% to Ch$ 2.3 billion in 2008.  The decrease is due to Ch$ 18.9 billion less expenses for energy purchases given the lower purchase price, which was partially offset by the effect of converting to Chilean GAAP under BT 64 because of the appreciation of the reais against the dollar and the devaluation of the Chilean peso, which meant an additional Ch$ 15.8 billion in costs.

Operating costs of Endesa Fortaleza  in Brazil increased by Ch$ 33.7 billion, or 54.0%, mostly due to the effect of converting to Chilean GAAP under BT 64 due to the appreciation of the reais against the dollar and the devaluation of the Chilean peso, which meant an additional Ch$ 15.2 billion in costs, as well as higher expenses in energy purchases given the higher average purchasing price, which grew 48.9% in 2008.

Operating costs in Peru increased by Ch$ 58.9 billion, or 48.2%, largely due to the conversion effect to Chilean GAAP under BT 64, which resulted in Ch$ 28.8 billion in higher costs, in addition to an increase in the cost of energy purchases and higher fuel expenses, given the increase in using thermal generation during the period, for a total of Ch$ 29.3 billion.

Transmission Business: Operating Costs

In Brazil, CIEN’s operating costs for 2008 were  Ch$ 27.6 billion, down 57.6% from 2007, primarily due to Ch$ 43.6 billion less in energy purchase costs resulting from a change in the line of business, from trading to transportation.  The latter was partially offset by the BT 64 conversion effect on CIEN as a result of the appreciation of the reais against the dollar and the devaluation of the Chilean peso vis-à-vis the dollar, which resulted in additional Ch$ 15.2 billion in costs.

Distribution Business: Operating Costs

Operating costs in Chile increased by Ch$ 169.9 billion, or 24.7%, in 2008, primarily due to an increase in costs associated with energy purchases that rose by Ch$ 162.2 billion. The rise in energy purchase costs can be explained by an increase in the average price of purchases of 48.2% due to an increase in the node price paid to generators.  Furthermore, an increase in the final price of energy led to both lower consumption and higher energy thefts, which in turn explained an increase in the level of physical energy losses, from 5.9% in 2007 to 6.0% in 2008, despite efforts and investments carried out by Chilectra in 2008.

Operating costs for Edesur, in Argentina, increased by Ch$ 68.2 billion, or 28.1%. This is primarily due to the BT 64 conversion effect which led to Ch$ 37.8 billion in greater costs in Chilean pesos.  There was a 3.6% increase in the average energy purchase cost in local currency, Ch$ 10.1 billion in extra personnel expenses, and Ch$ 12.2 billion more in third-party services.  Physical losses declined from 10.7% in 2007 to 10.6% in 2008.

Operating costs for Ampla, in Brazil, increased by Ch$ 191.8 billion, or 46.3%.  The BT 64 conversion effect led to Ch$ 100.4 billion in higher costs in Chilean pesos, plus an additional 167 GWh in physical purchases and a 12.7% increase in the average energy purchase price in local currency during this period.  Physical losses declined from 21.4% in 2007 to 20.2% in 2008.

In Brazil, Coelce’s operating costs increased by Ch$ 133.8 billion or 39.0% in 2008, mainly due to the BT 64 conversion effect which resulted in Ch$ 82.4 billion in additional costs in Chilean pesos, plus an additional 318 GWh in physical energy sales amounting to 8,575 GWh in 2008, as well as a 5.3% increase in the average price of energy purchased in local currency.  Energy losses declined to 11.7% in 2008 from 12.5% in 2007.

Operating costs for Codensa in Colombia increased by 43.1% in fiscal year 2008 primarily due to the BT 64 conversion effect of Ch$ 89.4 billion in greater costs in Chilean pesos.  In addition, the company recorded an additional 327 GWh in energy purchases in order to satisfy growing demand, and the average purchase price in local currency increased 16.3%.  Physical energy losses amounted to 8.1% in 2008, compared to 8.7% in 2006.

Operating costs for Edelnor, in Peru, increased by Ch$ 50.9 billion or 30.7%. This is primarily due to the BT 64 conversion effect which led to Ch$ 41.9 billion in higher operating costs in Chilean pesos.  There was an increase in physical energy sales due to a 7.8% increase in demand 2008 to 6,100 GWh.  Physical losses increased from 8.1% in 2007 to 8.2% in 2008.

Non-Electricity Subsidiaries: Operating Costs

Operating costs for our non-electricity subsidiaries increased by Ch$ 45.4 billion, or 20.5%, in 2008, primarily due to Ch$ 41.3 billion and Ch$ 8.3 billion in higher costs at CAM and Synapsis, respectively, resulting from a rise in the selling cost of materials and services in 2008.

Selling and Administrative Expenses

Selling and administrative expenses consist principally of general administrative expenses, salaries, uncollectible accounts, depreciation, amortization, materials and office supplies.

The table below sets forth the breakdown of selling and administrative expenses as a percentage of our consolidated selling and administrative expenses.

	Years ended December 31,
	2007	2008
	(percentage of selling and administrative costs)
General administrative expenses	38.4%	37.5%
Salaries	38.1%	44.8%
Uncollectible accounts	17.3%	10.7%
Depreciation and amortization	5.6%	6.3%
Materials and office supplies	0.5%	0.7%
	100.0%	100.0%

The table below sets forth the breakdown of selling and administrative expenses for the years ending on December 31, 2007 and 2008, as well as the percentage changes from period to period.

	Year ended December 31,
				%
	2007	2008	Change	Change
	(in millions of Ch$)

Generation Business
Endesa Chile and subsidiaries (Chile)	19,579	23,280	3,701	18.9%
Costanera (Argentina)	2,729	4,157	1,428	52.3%
El Chocón (Argentina)	1,332	1,667	335	25.2%
Cachoeira Dourada (Brazil)	2,777	3,094	317	11.4%
Endesa Fortaleza (Brazil)	1,749	2,591	842	48.1%
Emgesa (Colombia)	5,468	6,971	1,503	27.5%
Edegel (Peru)	9,690	11,285	1,595	16.5%
Total	43,324	53,045	9,721	22.4%

Transmission Business
CIEN (Brazil)	4,763	5,239	476	10.0%
Total	4,763	5,239	476	10.0%

Distribution Business
Chilectra and subsidiaries (Chile)	53,512	53,346	(166)	(0.3)%
Edesur (Argentina)	44,808	68,056	23,248	51.9%
Distrilima/Edelnor (Peru)	21,711	27,428	5,717	26.3%
Ampla (Brazil)	38,389	46,816	8,427	22.0%
Investluz/Coelce (Brazil)	51,057	46,016	(5,041)	(9.9)%
Codensa (Colombia)	17,020	32,857	15,837	93.0%
Total	226,497	274,519	48,022	21.2%

Non-electricity subsidiaries (1)	54,681	67,620	12,939	23.7%
Total	54,681	67,620	12,939	23.7%

Less: intercompany transactions	(38,236)	(34,837)	3,399	(8.9)%

Total	291,029	365,586	74,557	25.6%

(1) Includes selling and administrative expenses for CAM, Synapsis, Inmobiliria Manso de Velasco (IMV), Túnel El Melón, Ingendesa, Enigesa, Enersis, and investment vehicles.

Selling and administrative expenses increased by 25.6% mainly due to:

•                  a Ch$ 23.2 billion increase at Edesur (Argentina) due to additional personnel benefits and third-party general expenses;

•                  a Ch$ 15.8 billion increase at Codensa (Colombia) due to a higher provision for unrecoverable debt;

•                  a Ch$ 8.4 billion increase at Ampla (Brazil) due to higher pension expenses; and

•                  a Ch$ 4.2 billion increase at CAM (Chile) due to additional contractor expenses.

Non-operating income

The table below sets forth non-operating income (expense) for the years ended December 31, 2007 and 2008 and the percentage change from period to period.

	Years ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)

Net interest expense	(318,211)	(319,339)	(1,128)	0.4%
Net income from related companies	(59,635)	(2,371)	57,264	(96.0)%
Net other non-operating income (expense)	(162,684)	128,901	291,585	N.A
Net monetary exposure	(4,375)	(7,823)	(3,448)	78.8%
Goodwill amortization	(65,138)	(65,496)	(358)	0.5%
Non-operating income (expense)	(610,043)	(266,128)	343,915	56.4%

Interest expense, net of interest income, increased by 0.4% as a result of the higher level of debt during the year, primarily at our Colombian subsidiary Codensa, and also due to higher interest rates affecting at our Brazilian subsidiaries Ampla, Coelce and CIEN—partially offset by Ch$ 5.4 billion in lower interest expenses at Edesur (Argentina), resulting of  revaluation of service quality fines’ , and also due to higher interest incomes resulting from an increase in short-term deposits and financial instruments.

Related companies’ income increased by Ch$ 57.3 billion, primarily due to Ch$ 58.3 billion less in losses at GasAtacama, which included a non-recurring impairment provision for Ch$ 53.2 billion in 2007 resulting of the shortage of natural gas from Argentina and the higher generation costs experienced in 2007, partially offset by Ch$ 0.8 billion higher losses incurred by HidroAysén and Ch$ 0.5 billion incurred by GNLQ.

Other non-operating income (expense) decreased by Ch$ 291.6 billion mostly due to:

•                  An additional Ch$ 362.1 billion in net income (Ch$ 136.0 billion, net of minority interest) resulting from the conversion to Chilean standards, as a result of applying BT 64, primarily at our Brazilian and Colombian subsidiaries.

•                  A reversal of Ch$ 40.6 billion in sub-transmission provision.

•                  Ch$ 10.0 billion fewer expenses related to the Colombian tax on equity, due to the equity decrease and significant dividend payments.

The aforementioned was partially offset by:

•                  A non-recurrence of Ch$ 43.6 billion in higher non-operating income in 2007 derived from that same year’s reversal of provisions for contingencies and litigation, among others, primarily at CIEN and Ampla.

•                  A non-recurring tariff adjustments in previous fiscal years in Edesur for a total amount of Ch$ 30.3 billion, booked in first quarter 2007.

•                  Higher tax expenses in Chile (stamp taxes) and in Peru (capital gains tax) for closing of our Cayman Islands’ branches and the dissolution of ConoSur, for a total amount of Ch$ 23.1 billion.

•                  Fewer revenues at CIEN for having liquidated its contract with CEMSA for Ch$ 8.9 billion, recorded in 2007.

•                  Higher expenses for energy and capacity adjustments for Ch$ 6.2 billion.

Monetary correction restatement recorded a negative change of Ch$ 12.3 billion, mainly due to the effect of higher inflation rate in Chile of 8.9% compared to 7.4% in 2007.  This change also has an impact on both monetary and non-monetary assets and liabilities (primarily UF denominated bonds), as well as impacting updated income accounts.

Exchange rate difference for the period ending on December 31, 2008 increased by Ch$ 8.9 billion, from a positive Ch$ 7.4 billion in 2007 to a positive Ch$ 16.3 billion in 2008, as a result of an active mismatch in dollars in both periods and a derivatives-based hedge policy, in addition to variations in the dollar/peso parity.  In the previous period, the exchange rate dropped Ch$ 35.5, from Ch$ 532.39 to Ch$ 496.89, while in 2008 increased Ch$ 139.56 from Ch$ 496.89 to Ch$ 636.45.

Net Income

The following table sets forth our net income for the periods indicated.

	Years ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Operating income	1,368,758	1,978,797	610,039	44.6%
Non-operating income	(610,043)	(266,128)	343,915	(56.4)%
Net income before taxes, minority interest and negative goodwill amortization	758,715	1,712,669	953,954	125.7%
Current tax (expense) credit	(275,678)	(450,974)	(175,296)	63.6%
Minority interest	(282,710)	(697,031)	(414,321)	(146.6)%
Amortization of negative goodwill	4,815	6,219	1,404	29.2%
Net income	205,142	570,883	365,741	178.3%

Income taxes in 2008 increased by Ch$ 175.3 billion, from Ch$  275.7 billion in 2007 to Ch$ 451.0 billion in 2008.

The table below sets forth our net income taxes:

	Years ended December 31,
	2007	2008	Change	% Change
	(in millions of Ch$)
Income tax (expense) credit	(224,930)	(352,977)	(128,047)	56.9%
Deferred tax (expense) credit	(50,748)	(97,997)	(47,249)	93.1%
Net Income tax (expense)	(275,678)	(450,974)	(175,296)	63.6%

Income tax expense increased by Ch$ 128.0 billion, which is primarily explained by the higher income tax provisions of our subsidiaries Emgesa (Ch$ 42.2 billion), Codensa (Ch$ 24.5 billion), Ampla (Ch$ 20.3 billion), Endesa Chile (Ch$ 15.3 billion), Pehuenche (Ch$ 13.9 billion), Pangue (Ch$ 6.5 billion), Chilectra (Ch$ 6.0 billion), Edelnor (Ch$ 3.9 billion) and Edesur (Ch$ 3.7 billion).  This was partially compensated by fewer taxes at CIEN (Ch$ 6.7 billion), El Chocón (Ch$ 6.1 billion) and Enersis (individual basis) (Ch$ 3.0 billion).

Non Cash deferred tax expense, increased by Ch$ 47.2 billion primarily due to the effect booked by Enersis on a stand alone basis of (Ch$ 27.8 billion), Chilectra (Ch$ 24.9 billion), Coelce (Ch$ 13.2 billion), CIEN (Ch$ 11.6 billion), San Isidro (Ch$ 6.0 billion), and Edelnor (Ch$ 3.7 billion).  This was partially compensated by the negative variation in Edegel (Ch$ 9.4 billion), Ampla Investimento (Ch$ 9.2 billion), Codensa (Ch$ 5.9 billion) and Edesur (Ch$ 5.6 billion).

Minority interest increased by Ch$ 414.3 billion for a total of Ch$ 697.0 billion, due to a significant increase in the results of some of our subsidiaries that are not wholly-owned, including: Ch$ 93.3 billion in Endesa Chile; Ch$ 85.0 billion in Emgesa; Ch$ 75.3 billion in Codensa; Ch$ 48.0 billion in Endesa Brasil; Ch$ 49.6 billion in Coelce; Ch$ 17.8 billion in Edegel, and Ch$ 13.5 billion in Ampla.  The increase was partially offset by a Ch$ 3.8 billion decrease in El Chocón and a Ch$ 3.1 billion decrease in Edesur.  See Note 21.b of our financial statements for additional information.

The gain from amortization of negative goodwill increased by Ch$ 1.4 billion 2008.  The amortization gain is primarily due to the effect of a higher dollar/peso exchange rate.  The dollar constitutes the currency in which negative goodwill is carried in foreign companies.

As a result of the foregoing, our consolidated net income increased by Ch$ 365.7 billion, or 178.3%, for a total amount of Ch$ 570.8 billion in 2008.

Enersis’ Results of Operations for the Years Ended

December 31, 2006 and December 31, 2007

Overview

The following are the most important aspects of our results for 2007, as compared to 2006:

•                  Operating income rose by Ch$135.7 billion, or 11.0%, to Ch$1,368.8 billion in 2007.

•                  Energy demand increased in 2007 by the following percentages in the countries where our subsidiaries operate:

Chile	4.0%
Argentina	5.2%
Brazil	4.8%
Colombia	4.0%
Peru	10.7%

•                  Physical sales and the number of customers continued to increase in the distribution business, by 5.7% and 3.4%, respectively, in 2007.  Aggregate energy losses remained at 11.2%.

Operating results

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	137,746	134,419	(3,327)	(2.4)%
Edesur (Argentina)	(4,767)	31,776	36,543	(766.6)%
Distrilima/Edelnor (Peru)	45,122	46,263	1,141	2.5%
Ampla (Brazil)	111,842	147,599	35,757	32.0%
Investluz/Coelce (Brazil)	101,227	84,586	(16,641)	(16.4)%
Codensa (Colombia)	158,306	169,688	11,382	7.2%
Total	549,476	614,331	64,855	11.8%
Generation Business
Endesa and subsidiaries (Chile)	337,379	363,843	26,464	7.8%
Costanera (Argentina)	5,721	422	(5,299)	(92.6)%
El Chocón (Argentina)	35,449	27,556	(7,893)	(22.3)%
Cachoeira Dourada (Brazil)	34,558	55,338	20,780	60.1%
Endesa Fortaleza (Brazil)	61,439	48,378	(13,061)	(21.3)%
Emgesa (Colombia)	141,907	174,535	32,628	23.0%
Edegel (Peru)	64,955	50,261	(14,694)	(22.6)%
Total	681,408	720,333	38,925	5.7%
Transmission Business
CIEN (Brazil)	(886)	25,244	26,130	(2,949.2)%
Total	(886)	25,244	26,130	(2,949.2)%

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Non-electricity subsidiaries(1)	198	3,774	3,576	1,806.1%
Total	198	3,774	3,576	1,806.1%

Less: intercompany transactions	2,895	5,075	2,180	75.3%

Total	1,233,091	1,368,757	135,666	11.0%

(1)          Includes Operating Income for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and investment vehicles.

The following table shows operating income, by segment, for the years ended December 31, 2006 and 2007.

	Years ended December 31,
	(in millions of Ch$)
	Generation		Transmission		Distribution		Other		Interc. Transactions		Total
	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007

Operating revenues	1,721,421	2,085,220	168,304	95,019	2,959,839	3,075,285	292,177	280,482	(615,282)	(620,385)	4,526,459	4,915,621
Operating costs	(990,892)	(1,321,809)	(162,656)	(65,012)	(2,214,798)	(2,234,458)	(240,310)	(222,027)	578,310	587,471	(3,030,346)	(3,255,835)
Selling and administrative expenses	(49,121)	(43,584)	(6,534)	(4,763)	(195,565)	(226,497)	(51,669)	(54,681)	39,867	38,497	(263,022)	(291,028)
Operating income	681,408	719,827	(886)	25,244	549,476	614,330	198	3,774	2,895	5,583	1,233,091	1,368,758

Revenues

Generation/transmission business

The following table details the physical sales of the generation business by country, and their changes, for the years ended December 31, 2006 and 2007.

	Physical sales during
	Years ended December 31,
	2006	2007	Change	% Change
	(GWh)
Endesa Chile (Chile)	20,923	19,212	(1,711)	(8.2)%
Costanera (Argentina)	8,736	8,450	(286)	(3.3)%
El Chocón (Argentina)	5,191	3,956	(1,235)	(23.8)%
Edegel (Peru)	6,766	7,994	1,228	18.1%
Emgesa (Colombia)	15,327	15,613	286	1.9%
Cachoeira Dourada (Brazil)	4,177	4,643	466	11.2%
Endesa Fortaleza (Brazil)	2,690	2,705	15	0.6%
CIEN (Brazil)	6,394	6,232	(162)	(2.5)%
Total	70,204	68,805	(1,399)	(2.0)%

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

The following table details the distribution of physical electricity sales by our subsidiaries, for the years ended December 31, 2006 and 2007.

	Physical sales during Years ended December 31,
	2006	2007	Change	% Change
	(GWh)
Chilectra (Chile)	12,377	12,923	546	4.4%
Edesur (Argentina)(1)	14,837	15,833	996	6.7%
Edelnor (Peru)	4,874	5,201	327	6.7%
Ampla (Brazil)	8,668	8,985	317	3.7%
Coelce (Brazil)	6,769	7,227	458	6.8%
Codensa (Colombia)(1)	10,755	11,441	686	6.4%
Total	58,280	61,610	3,330	5.7%

(1)          Includes toll revenues.

The following table shows our operating revenues for 2006 and 2007:

	Year ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and Subsidiaries (Chile)	778,468	874,624	96,156	12.4%
Edesur (Argentina)	290,518	319,484	28,966	10.0%
Distrilima/Edelnor (Peru)	250,608	233,623	(16,985)	(6.8)%
Ampla (Brazil)	624,898	600,468	(24,430)	(3.9)%
Investluz/Coelce (Brazil)	489,254	478,926	(10,328)	(2.1)%
Codensa (Colombia)	526,093	568,160	42,067	8.0%
Total	2,959,839	3,075,285	115,446	3.9%
Generation Business
Endesa and subsidiaries (Chile)	738,689	1,032,187	293,498	39.7%
Costanera (Argentina)	203,194	227,845	24,651	12.1%
El Chocón (Argentina)	72,144	60,675	(11,469)	(15.9)%
Cachoeira Dourada (Brazil)	73,244	125,589	52,345	71.5%
Endesa Fortaleza (Brazil)	117,184	112,618	(4,566)	(3.9)%
Emgesa (Colombia)	320,262	346,395	26,133	8.2%
Edegel (Peru)	196,704	182,276	(14,428)	(7.3)%
Total	1,721,421	2,087,585	366,164	21.3%

Transmission Business
CIEN (Brazil)	168,304	95,019	(73,285)	(43.5)%
Total	168,304	95,019	(73,285)	(43.5)%

Non-electricity subsidiaries(1)	292,177	280,482	(11,695)	(4.0)%
Total	292,177	280,482	(11,695)	(4.0)%

Less: intercompany transactions	(615,282)	(622,750)	(7,468)	1.2%

Total	4,526,459	4,915,621	389,162	8.6%

(1)          Includes operating revenues for CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and investment vehicles.

Operating revenues of the generation business

Total revenues in Chile in 2007 increased by 39.7% from Ch$738.7 billion in 2006 to Ch$1,032.2 billion in 2007, as a result of higher regulated prices and spot prices, on average.  Endesa Chile and its Chilean subsidiaries sold 2,430 GWh on the spot market, where the average energy market price was $187.9 per MWh.  The decline in physical sales was 8.2%, mainly resulting from a 51.3% decrease in energy sales to the spot market, partially compensated by a 6.9% increase of energy sales to regulated customers to 11,502 GWh, at a node price which is the result of a price-setting system that reflects the new energy matrix in Chile.  The prices for non-regulated customers, during 2007 compared with 2006, showed an increase in value, which positively affected the company’s revenues, reflecting the higher costs of generation of the system.  The total average sales price of Endesa Chile’s in Chile increased by 58.3%, from Ch$33.3 per kWh in 2006 to Ch$52.8 per kWh in 2007.

In Argentina, operating revenues for Costanera rose by 12.1%.  This was mainly due to a 35.5% increase in sales prices in local currency terms as a result of the recognition of higher costs related to fuel prices.  This was partially offset by a fall in physical energy sales of Costanera, which declined by 3.3% in 2007.  The effect of the BT64 conversion, as a result of a 1.3% depreciation of the Argentine peso, increased further by the 7.1% appreciation of the peso against the dollar in real terms in 2007, resulted in Ch$29.5 billion of reduced revenues.

The revenues for El Chocón decreased by 15.9%, mainly due to the 23.8% reduction in physical sales because of the dryer hydrology in the Comahue region, partly compensated by a 28.9% increase in the average sales price.  The effect of the BT64 conversion decreased revenues by Ch$10.2 billion.

Total revenues in Colombia (Emgesa) increased by 8.2%, primarily due to the new reliability charge which became effective in 2007 and positively affected revenues by approximately $43.6 million.  The sales mix in 2007 at regulated, non-regulated and spot prices was 51.5%, 16.0% and 32.5%, respectively.  Our Colombian subsidiaries average price rose by 6.2%, from Ch$20.8 per kWh in 2006 to Ch$22.1 per kWh in 2007, expressed in pesos, in accordance with BT 64.  When expressed in local currency, the nominal average sales price increase was 13.8% in 2007.

In Brazil, the revenues for Cachoeira Dourada increased by 71.5%, mainly due to an increase of 11.2% in physical sales which reached 4,643 GWh, and 15.1% higher sales prices, in local currency terms.  The effect of the application of the BT64 conversion, which used an average exchange rate for the Reais against the dollar, which was then converted into Chilean pesos based on the year-end exchange rate as a result of the 7.1% appreciation of the peso against the dollar in real terms in 2007, compensated partly by the 11.7% appreciation of the real, resulted in Ch$3.6 billion of increased revenue.

Operating revenues of Endesa Fortaleza in 2007 declined by 3.9%, mainly because of a 2.1% fall in the average sales price in local currency, partially offset by the 0.6% increase in physical sales, to 2,705 GWh.  The effect of BT64 was Ch$3.5 billion of reduced revenues.

Revenues of Edegel, our electricity generator in Peru,  decreased by 7.3% in 2007, primarily due to a 21.6% lower average sales price, which offset the 18.1% increase of physical energy sales.  The drop in average prices was a consequence of the good hydrology and the reduction of the regulated price due to the indexation to the exchange and to the lower price of natural gas.  The sales mix at regulated, non-regulated and spot prices was 41.7%, 53% and 5.3%, respectively.  The company’s average sales price declined from Ch$28.9 per kWh in 2006 to Ch$22.7 per kWh in 2007, expressed in pesos according to the convention of BT 64.  The effect of the BT64 conversion, using the average exchange rate for the Peruvian sol against the dollar and then converting to pesos at the year-end exchange rate, as a result of the 7.1% appreciation of the Chilean peso against the dollar in real terms, partly compensated by the 4.7% appreciation of the Peruvian sol against the dollar, resulted in Ch$17.6 billion of reduced revenues.  When expressed in local currency, the nominal average sales price decreased by 13.1% in 2007.

Operating revenues of the transmission business

The revenues for CIEN in 2007 were Ch$95.0 billion, showing a rise of 43.5% compared to 2006.  The previous is product of the change of business from trading energy to transport of energy. There were additional energy sales from Brazil to Argentina, and consequently, our new toll fee reached Ch$38.6 billion.

Operating revenues of the distribution business

In Chile, operating revenues of Chilectra in 2007 increased by 12.4% in relation to 2006, mainly because average energy-related prices increased by 24.3% due to successive rises in the node price.  There was also a 4.4% rise in physical sales, to 12,923 GWh.  Revenues from non-energy sources, related to ancillary services and sales of electrical appliances, increased by Ch$15.9 billion, or 27.7%, to Ch$73.3 billion in 2007, compared to Ch$57.4 billion in 2006, mainly the result of more network transfers and construction of underground junctions.  The increase in physical sales is attributed to the 1.2% increase in average per capita consumption in Chilectra’s concession area, and to the increase of 45,859, or 3.2%, in the total number of customers.

In Argentina, operating revenues of Edesur increased in 2007 by 10.0% in relation to 2006, mainly due to the 34.2% increase in the average sales price in local currency, as a result of the increase in the VAD approved in February 2007 and a 6.7% increase in physical sales.  Average per capita consumption increased by 5.2% and the total number of customers increased by 31,828, or 1.4%.  This is partially compensated for by the effect of the BT64 conversion in 2007 that represents Ch$41.6 billion of reduced revenues in Chilean pesos.

In Peru, the operating revenues for our subsidiary Distrilima, which is consolidated with Edelnor, declined by 6.8% in 2007 compared to 2006, mainly due to a 2.8% reduction in the average sales price in local currency and the effect of the BT64 conversion in 2007, leading to Ch$22.4 billion of reduced revenue.  This is partially offset by a 6.7% increase in physical sales, which reached 5,201 GWh in 2007 and the 2.9% rise in average per capita consumption.  The total number of customers rose by 34,901, or 3.7%.

In Brazil, Ampla’s revenues declined by Ch$24.4 billion (3.9%) in 2007, mainly due to the effect of the BT64 conversion resulting in Ch$18.8 billion of reduced revenue.  On the other hand, physical sales increased by 3.7% to 8,985 GWh in 2007, the number of customers rose by 62,339, or 2.7%, to 2.4 million in 2007 and the average sales price increased by 8.2% in local currency.

The revenues for Coelce declined by 2.1%, principally due to the BT64 effect of changes in the exchange rates of the Reais and Chilean peso against the dollar in the conversion to Chilean GAAP which meant reduced operating revenues of Ch$13.8 billion.  This was offset by a 0.6% rise in the average sales price in local currency and a 6.8% rise in physical sales, plus an increase in other revenues of Ch$11.7 billion derived mainly from selling electric and non-electric appliances (Coelce Plus).  Coelce’s customers rose by 5.7%, from 2.5 million in 2006 to 2.7 million in 2007.

In Colombia, the revenues for Codensa in 2007 increased by 8.0%, mainly due to a 6.4% increase in physical sales to 11,441 GWh, and a 0.6% rise in the average sales price in local currency, plus an increase of Ch$18.4 billion mainly from Codensa Hogar.  The effect of BT64 in 2007 with respect to the 13.5% appreciation of the Colombian peso and the 15.1% appreciation of the Chilean peso, in real terms, had a net impact of Ch$1.2 billion of reduced operating revenue.  The number of customers of Codensa increased by 3.2% to 2.21 million in 2007, while the average per capita electricity consumption rose by 3.0%, from 5.03 MWh in 2006 to 5.18 MWh.

Revenues of non-electrical subsidiaries

The revenues earned by our non-electrical subsidiaries declined by 4.0% compared to 2006, mainly explained by the Ch$14.0 billion of reduced revenues by CAM due to lower sales of Ch$11.8 billion because of the conclusion of projects with Empresa de los Ferrocarriles del Estado (EFE) (state railway) and Metro (urban subway).  This is partially offset by the higher revenues from Synapsis of Ch$1.1 billion and IMV of Ch$0.7 billion, the latter, explained by the increase in sales of real estate of the ENEA project.

Operating costs

Operating costs mainly refer to purchases of electricity from other parties, depreciation and amortization, tolls paid to transmission companies, maintenance costs, wages and fuel purchases.

The following table shows the breakdown of the above costs as a percentage of our total consolidated cost of sales for the years ended on December 31, 2006 and 2007:

	Years ended December 31,
	2006	2007
	(percentage of total costs of operations)
Electricity purchases	45.6%	43.5%
Depreciation and amortization	15.7%	13.7%
Fuel purchases	10.9%	18.5%
Operating cost and maintenance	8.7%	6.4%
Transmission tolls	5.9%	5.8%
Salaries	5.4%	5.2%
Other expenses	7.8%	6.9%
	100%	100.00%

The following table shows the breakdown of operating costs for the years ended December 31, 2006 and 2007:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	585,745	686,693	100,948	17.2%
Edesur (Argentina)	253,679	242,900	(10,779)	(4.2)%
Distrilima/Edelnor (Peru)	182,136	165,649	(16,487)	(9.1)%
Ampla (Brazil)	492,952	414,480	(78,472)	(15.9)%
Investluz/Coelce (Brazil)	347,939	343,283	(4,656)	(1.3)%
Codensa (Colombia)	352,347	381,452	29,105	8.3%
Total	2,214,798	2,234,457	19,661	0.9%

Generation Business
Endesa and subsidiaries (Chile)	379,508	648,765	269,257	70.9%
Costanera (Argentina)	194,872	224,694	29,822	15.3%
El Chocón (Argentina)	35,467	31,787	(3,680)	(10.4)%
Cachoeira Dourada (Brazil)	36,247	67,474	31,227	86.2%
Endesa Fortaleza (Brazil)	53,908	62,491	8,583	15.9%
Emgesa (Colombia)	172,992	166,392	(6,600)	(3.8)%
Edegel (Peru)	117,898	122,325	4,427	3.8%
Total	990,892	1,323,928	333,036	33.6%

Transmission Business
CIEN (Brazil)	162,656	65,012	(97,644)	(60.0)%
Total	162,656	65,012	(97,644)	(60.0)%

Non-electricity subsidiaries(1)	240,310	222,027	(18,283)	(7.6)%
Total	240,310	222,027	(18,283)	(7.6)%

Less: intercompany transactions	(578,310)	(589,589)	(11,279)	1.9%

Total	3,030,346	3,255,835	225,489	7.4%

(1)          Includes the operating costs of CAM, Synapsis, IMV, Túnel El Melón, Ingendesa, Enigesa, Enersis holding and the investment vehicles.

Operating costs of the generation business

Operating costs in Chile increased by 70.9% in 2007 compared to 2006, given lower hydroelectric generation and higher thermal generation using diesel instead of natural gas, as natural gas restrictions from Argentina continued during 2007.  Fuel costs increased by Ch$243.2 billion during the year.  The average variable cost of generation, excluding the cost of electricity purchases, rose by 139.4%, from Ch$10.2 per kWh in 2006 to Ch$24.5 per kWh in 2007, as a result of the 97.9% increase in thermoelectric generation.  The cost of electricity purchases, including energy and capacity, increased from Ch$62.9 billion in 2006 to Ch$65.1 billion in 2007, despite a 20.9% decrease in physical energy purchases.  The average price of purchases increased from Ch$47.8 per kWh in 2006 to Ch$62.5 per kWh in 2007.

Operating expenses in Argentina increased by Ch$26.1 billion, from Ch$230.3 billion in 2006 to Ch$256.5 billion in 2007.  Hydro and thermoelectric generation decreased by 26.7% and 3.3%, respectively.  The cost of fuel increased by Ch$26.1 billion in 2007, due to higher prices of fuel in the generation of electricity when compared to the price of fuels in 2006.  The average variable generating cost increased from Ch$12.4 per kWh in 2006 to Ch$16.0 per kWh in 2007.  Electricity purchases, including energy and capacity, rose by Ch$771.0 million in 2007, due to an increase in physical energy purchases in the spot market, while the average purchase price decreased from Ch$25.3 per kWh in 2006 to Ch$19.7 per kWh in 2007.  The combination of the appreciation of the peso against the dollar and the depreciation of the Ar$ against the dollar decreased total operating expenses in 2007 when compared to 2006 by Ch$33.0 billion.

Colombia’s operating expenses decreased by 3.8%.  The average variable generation cost, excluding the cost of electricity purchases, raised from Ch$4.5 per kWh in 2006 to Ch$10.0 per kWh in 2007.  Tolls and energy transportation costs increased by Ch$9.5 billion.  The 54.2% increase in thermal generation caused fuel costs to increase by Ch$2.9 billion.  Electricity purchases, including energy and capacity, decreased by Ch$15.0 billion in 2007, due to lower energy costs and energy trading operations.  Average purchase price dropped from Ch$21.2 per kWh in 2006 to Ch$12.1 per kWh in 2007.  The combination of the appreciation of the peso and the appreciation of the Colombian Peso appreciations against the dollar led to a net decrease of Ch$7.0 billion.

The operating costs of Cachoeira Dourada in Brazil increased by 86.2% to Ch$67.5 billion in 2007.  This was mainly due to higher energy-purchase costs of Ch$32.9 billion to satisfy demand.  Production declined by 8.3% to 3,888 GWh in 2007.

The operating costs of Endesa Fortaleza in Brazil increased by Ch$8.6 billion (15.9%) from Ch$53.9 billion in 2006 to Ch$62.5 billion in 2007, mainly due to higher energy-purchase costs of Ch$13.4 billion, were partially offset by reduced fuel purchases of Ch$2.8 billion.  Production fell by 73.4% to 66 GWh in 2007.

Operating expenses in Peru increased by 3.8%.  This was primarily due to an increase of Ch$8.2 billion of energy purchases as a consequence of higher physical energy purchases in the spot market due to a capacity constraint in the transmission line in the northern region of the country.  This was offset by lower fuel costs of Ch$7.0 billion due to lower cost of natural gas, despite the fact that thermal generation increased by 32.7% in 2007.  The average variable generating cost, excluding the cost of electricity purchases, was Ch$8.9 per kWh in 2006 compared to Ch$6.8 per kWh in 2007.  The combination of the appreciation of the peso and the appreciation of the Sol against the dollar led to a net decrease in operating expenses of Ch$11.5 billion.

Operating costs of the transmission business

The operating costs for CIEN in 2007 were Ch$65.0 billion, 60.0% less than in 2006.  The diminution reflects the change of business from trading energy to transport of energy..  The BT64 effect on CIEN of the appreciation of the Reais and the appreciation of the Chilean peso against the dollar resulted in Ch$4.0 billion in higher costs.

Operating costs of the distribution business

Operating costs in Chile increased by 17.2%, mainly due to an increase related to energy purchases that rose by Ch$95.7 billion.  The rise in energy-purchase costs is explained by (i) an increase in physical purchases of 641 GWh (4.9%) and (ii) a 31.9% increase in the average price of purchases following the rise in the node price.  Physical losses in Chile rose from 5.4% in 2006 to 5.9%, mainly because of the sharp increase in energy prices that led more customers to resort to illicit practices such as theft.

The operating costs for Edesur in Argentina declined by 4.2%.  This is mainly explained by the effect of the BT64 conversion that provided Ch$35.8 billion of lower costs in Chilean pesos.  This causes costs to fall despite the 2.7% rise in the average price of purchases in local currency and the 7.0% increase in physical energy purchases, amounting to 17,739 GWh in 2007.  Energy losses attributable to theft and vandalism rose slightly from 10.5% in 2006 to 10.7% in 2007.

The operating costs for Edelnor in Peru fell by 9.1%, mainly due to a 7.2% fall in the average price of energy bought, in local currency terms, and the effect of the BT64 conversion which represents a decrease in operating costs of Ch$17.1 billion in Chilean pesos.  This was partially offset by the 6.5% increase in physical energy purchases which amounted to 5,657 GWh in 2007.  Physical losses declined from 8.2% in 2006 to 8.1% in 2007.

The operating costs for Ampla in Brazil decreased by Ch$78.5 billion (15.9%).  The BT64 effect produced Ch$25.2 billion of reduced costs.  The charge for depreciation of fixed assets declined by Ch$11.8 billion in 2007 and the cost of services provided to third parties decreased by Ch$52.4 billion as, according to a resolution by ANEEL, the accounts of CCC, CDE and PROINFA (specific taxes applicable to the electric sector in Brazil), which in 2006 were classified as costs, are deducted from income effective from 2007.  This is partially offset by larger physical purchases of 339 GWh and a 1.9% rise in the average purchase price in local currency.  Physical energy losses fell from 21.9% in 2006 to 21.4% in 2007 as a result of various projects that the Company is promoting to reduce such losses.

The operating costs for Coelce decreased by 1.3%, in 2007, mainly due to the BT64 effect which represents a fall of Ch$13.9 billion, partially offset by an increase in energy purchases of Ch$14.9 billion due to a 6.2% rise in physical purchases, amounting to 8,257 GWh, and a 5.2% rise in the average price of bought energy in local currency.  Physical energy losses were 12.5% in 2007, down from 13.0% in 2006.

The operating costs of Codensa in Colombia increased by 8.3% in 2007, mainly due to a rise of Ch$25.3 billion in the cost of energy because of the 6.2% increase in purchases of energy and the 7.8% increase in the average purchase price in local currency, and an increase in other operating costs of Ch$8.6 billion.  The effect of BT64 was a net Ch$6.0 billion of lower costs.  Physical energy losses were 8.7% in 2007, compared to 8.9% in 2006.

Operating costs of non-electrical subsidiaries

The operating costs of our non-electrical subsidiaries declined by 7.6% in 2007, mainly due to the reduction in costs of Ch$17.1 and Ch$4.5 billion respectively by CAM and Synapsis, following the termination of projects carried out in 2006.

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

The following table details selling and administrative expenses for the years 2006 and 2007, and the percentage changes between one year and the other:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Distribution Business
Chilectra and subsidiaries (Chile)	54,977	53,512	(1,465)	(2.7)%
Edesur (Argentina)	41,606	44,808	3,202	7.7%
Distrilima/Edelnor (Peru)	23,350	21,711	(1,639)	(7.0)%
Ampla (Brazil)	20,104	38,389	18,285	91.0%
Investluz/Coelce (Brazil)	40,088	51,057	10,969	27.4%
Codensa (Colombia)	15,440	17,020	1,580	10.2%
Total	195,565	226,497	30,932	15.8%

Generation Business
Endesa and subsidiaries (Chile)	21,802	19,579	(2,223)	(10.2)%
Costanera (Argentina)	2,601	2,729	128	4.9%
El Chocón (Argentina)	1,228	1,332	104	8.5%
Cachoeira Dourada (Brazil)	2,439	2,777	338	13.9%
Endesa Fortaleza (Brazil)	1,837	1,749	(88)	(4.8)%
Emgesa (Colombia)	5,363	5,468	105	2.0%
Edegel (Peru)	13,851	9,690	(4,161)	(30.0)%
Total	49,121	43,324	(5,797)	(11.8)%

Transmission Business
CIEN (Brazil)	6,534	4,763	(1,771)	(27.1)%
Total	6,534	4,763	(1,771)	(27.1)%

Non-electricity subsidiaries(1)	51,669	54,681	3,012	5.8%
Total	51,669	54,681	3,012	5.8%

Less: intercompany transactions	(39,867)	(38,236)	1,631	(4.1)%

Total	263,022	291,029	28,007	10.6%

(1)          Includes the selling and administrative expenses of CAM, Synapsis, IMV, Túnel el Melón, Ingendesa, Enigesa, Enersis holding and the investment vehicles.

Selling and administrative expenses increased by 10.6%, mainly due to increases for Coelce and Ampla, as a result of better estimation of the recovery of the ARTE regulatory assets and higher uncollectible debts.

Non-operating results

The following table shows the non-operating results for the years 2006 and 2007 and the percentage change between one year and the other:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)

Net interest expense	(306,029)	(318,211)	(12,182)	4.0%
Net income from related companies	5,894	(59,635)	(65,529)	n.a.
Net other non-operating income (expense)	(120,976)	(162,684)	(41,708)	34.5%
Net monetary exposure	7,655	(4,375)	(12,030)	n.a.
Goodwill amortization	(65,389)	(65,138)	251	(0.4)%
Non-operating expense	(478,845)	(610,043)	(131,198)	27.4%

The interest expense, net of interest income, increased by 4.0% as a result of the higher level of debt during the year, principally in our subsidiaries Ampla, Codensa and Edelnor, and lower interest income due to reduced deposits and negative restating due to lower applicable rates in Brazil.  There was also an increase of Ch$8.1 billion of interest due to fines for quality service in our subsidiary Edesur, which have been restated for both tariff increases and accrued interests.

The results of our equity investments show a decrease of Ch$65.6 billion, mainly due to the impairment provision of Ch$53.3 billion (Ch$40.0 billion net of minority interest) plus the recognition of the loss in Inversiones Gas Atacama Holding of Ch$11.1 billion, as a result of the non-receipt of gas from Argentina and the high costs of generation that the company has had to withstand.

Other non-operating expenses show an increased loss of Ch$41.7 billion due to:

•                  Net losses of Ch$124.7 billion from the conversion adjustment according to Chilean regulations as contained in BT 64, principally of the subsidiaries in Brazil, Colombia and Peru (Ch$39.0 billion, net of minorities); and

•                  Reduced gain on sales of fixed assets of Ch$23.0 billion, which relates to the sale made in 2006 by Ampla of former generation assets and a higher equity tax charge in Colombia of Ch$20.3 billion.

The above was partly offset by:

•                  Reduced write-off of receivables in CIEN made in 2006 on the renegotiation of the contract with Copel for Ch$35.7 billion;

•                  Income from previous years’ tariff adjustment in Edesur for Ch$30.3 billion;

•                  Reduced provisions for contingencies and litigation of Ch$23.0 billion, principally in Ampla, Coelce and CIEN;

•                  Reduced expenses, related to energy efficiency programs of Brazilian subsidiaries, of Ch$13.0 billion;

•                  Gain in CIEN for settlement of contract with Cemsa for Ch$8.8 billion; and

•                  Reduced allowance for obsolescence and write-offs of fixed assets for Ch$7.1 billion.

Price-level restatements show a negative change of Ch$13,187.8 million, mainly due to the effect of higher inflation in 2007 of 7.4%, compared to 2.1% the year before.  This change has an effect on the non-monetary assets and liabilities and those monetary items, mainly debt, denominated in U.F., plus the restatement of income statement accounts.

Exchange differences as of December 31, 2007 show a positive change of Ch$1,158.7 million, passing from Ch$6,231.3 million in 2006 to Ch$7,390.0 million in 2007.  This is the result of the Company’s mismatched position in Chile of dollar-denominated Assets/Liabilities in both years.

Net income

The following table details net income for the periods indicated:

	Years ended December 31,
	2006	2007	Change	% Change
	(in millions of Ch$)
Operating income	1,233,091	1,368,757	135,666	11.0%
Non-operating income	(478,845)	(610,043)	(131,198)	27.4%
Net income before taxes, minority interest and negative goodwill amortization	754,246	758,714	4,468	0.6%
Current tax (expense) benefit	(111,358)	(275,678)	(164,320)	147.6%
Minority interest	(315,538)	(282,710)	32,828	(10.4)%
Amortization of negative goodwill	7,108	4,815	(2,293)	(32.3)%
Net income	334,458	205,141	(129,317)	(38.7)%

Income taxes in 2007 increased by Ch$164.3 billion over 2006, passing from Ch$111.4 billion in 2006 to Ch$275.7 billion in 2007.

The following table shows the detail of income taxes:

	Years ended December 31,
	2006	2007	Change	% Change
	(in million of Ch$)
Current tax (expense) benefit	(277,531)	(224,930)	52,601	(19.0)%
Deferred tax (expense) benefit	166,173	(50,748)	(216,921)	(130.5)%
Income tax expense	(111,358)	(275,678)	(164,320)	147.6%

Income tax expense decreased by Ch$52.6 million, mainly due to reduced provisions for income tax in Enersis on a stand-alone basis (Ch$15.1 billion), and our subsidiaries Emgesa (Ch$21.7 billion), Endesa Chile (Ch$23.5 billion), Codensa (Ch$16.1 billion), Coelce (Ch$7.6 billion) and Ampla (Ch$7.0 billion), partially offset by increases in Edesur (Ch$16.9 billion), Pehuenche (Ch$14.7 billion) and El Chocón (Ch$6.3 billion).

Deferred taxes, which do not represent cash flows, show a negative change mainly derived from the effect recognized in 2006 in Chilectra (formerly Elesur) for Ch$153.3 billion, following the merger between Elesur and Chilectra, and the sale of the offices of Elesur, which led to the reversal of the valuation provision for its tax losses accumulated in previous years.  Other important changes were in Ampla (Ch$33.5 billion), CIEN (Ch$23.5 billion), Emgesa (Ch$15.5 billion) and Codensa (Ch$14.2 billion), partially offset by El Chocón (Ch$8.7 billion), Edegel (Ch$7.8 billion), Endesa Chile (Ch$3.6 billion) and Coelce (Ch$2.8 billion).

The gain from the amortization of negative goodwill declined to Ch$4.8 billion as of December 31, 2007.  The reduced amortization is mainly due to the end of the negative goodwill generated on the first purchase of shares in Emgesa (Betania), which effect is a reduced amortization of Ch$2.0 billion.

As a result of the above, our consolidated net income declined from Ch$334.5 billion in 2006 to Ch$205.2 billion in 2007, a decrease of Ch$129.3 billion, or 38.7%.

B.            Liquidity and Capital Resources

We are a company with no significant assets other than the stock of our subsidiaries.  The following discussion of cash sources and uses reflects the key drivers of cash flow for Enersis, as they are regularly described to the holders of Enersis’ debt and included in the calculation of financial covenant ratios.  The discussion is relevant to the holders of Enersis’ debt, because it presents the financial effects, which vary regarding the accounting effects as a consequence of time lag between certain cash flows and actual accounting effects. For information on cash flows from an accounting rather than a financial perspective, please see “Item 18.  Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008.”

We believe that cash flow generated from operations, cash balances, assets sales, borrowings from commercial banks and access to both domestic and foreign capital markets will be sufficient to satisfy our needs for working capital, debt service, dividends and routine capital expenditures.

We consider cash flows generated by our wholly-owned subsidiaries (CAM, Synapsis, IMV and investment vehicles) as our own operating inflows and outflows, given that we have always had access to these wholly-owned Chilean subsidiaries’ cash flows.

Cash flows received from non wholly-owned subsidiaries and affiliates are considered financial investments, and are included as dividends, capital reductions, interest income and intercompany debt amortization.

	2007	2008
	(figures in $ millions)
INITIAL CASH (A)	25.3	121.6

SOURCES (B) + (C)	809.0	888.7

Cash Inflows from Chile (B)	717.5	823.0
Cash inflows from operations	327.6	375.8
Interest income from Chilean subsidiaries	39.1	17.7
Dividends from Chilean subsidiaries	258.2	267.4
Amortization of intercompany loans from Chilean subsidiaries	92.6	162.1
Other Income from non-operating activities	—	—

Cash Inflows from foreign subsidiaries (C)	91.5	65.7
Interest income from foreign subsidiaries	—	—
Dividends from foreign subsidiaries	85.5	65.7
Capital reductions	5.8	—
Management fee and others	0.2	0.0
Intercompany debt amortizations	0.0	0.0

	2007	2008
	(figures in $ millions)
USES (D) + (E)	712.7	827.3

Cash outflows from operations (D)	287.5	367.0
Cash outflows from operations	259.8	278.1
Taxes	27.7	88.9

Cash Outflows from non-Operating Activities (E)	425.2	460.3
Interest expenses and derivative contracts	119.0	19.7
Dividend payment	339.7	316.5
Debt amortization	(33.5)	124.1

FINAL CASH (A)+(B)+(C)-(D)-(E)	121.6	183.0

For the twelve-month period ended December 31, 2008, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

•                  $375.8 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•                  $17.7 million of interest payments from non wholly-owned Chilean subsidiaries;

•                  $267.4 million of dividends from Chilean subsidiaries, which includes $100.0 million from Chilectra and $167.4 from Endesa Chile;

•                  $162.1 million of intercompany loan payment from Chilectra;

•                  $65.7million from dividends of foreign subsidiaries, which includes $30.5 million from Brazil and  $25.9 million from Colombia, among others.

The aggregate inflows of cash from these sources amounted to $887.7 million.

For the same twelve-month period ended December 31, 2008, Enersis principal cash outflows totaled $827.3 million, including:

•                  $278.1 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•                  $88.9 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•                  $19.7 million in net interest expense (net of derivatives contracts and interest income);

•                  $316.5 million dividend payments by Enersis; and

•                  $124.1 million of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2008, Enersis had $183 million in cash.

For the twelve-month period ended December 31, 2007, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

•                  $327.6 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•                  $39.1 million of interest payments from Chilean subsidiaries not wholly-owned;

•                  $258.2 million of dividends from Chilean subsidiaries, which includes $56.0 million from Chilectra;

•                  $92.6 million of intercompany loan payment from Chilean subsidiaries, which includes $90.1 million from Chilectra;

•                  $85.5 million from dividends, which includes $47.4 million from our Brazilian subsidiaries and  $32.8 million from our Colombian subsidiaries;

•                  $5.8 million from capital reductions from our Colombian subsidiaries; and

•                  $0.2 million from Management Fee and Others.

The aggregate inflows of cash from these sources amounted to $809.0 million.

For the same twelve-month period ended December 31, 2007, Enersis principal cash outflows totaled $712.7 million, including:

•                  $259.8 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•                  $27.7 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•                  $119.0 million in net interest expense (net of derivatives contracts);

•                  $339.7 million dividend payments by Enersis; and

•                  ($33.5) million of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2007, Enersis had $121.6 million in cash.

For a description of liquidity risks related to our company status, please see “Item 3.  Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this Report.

We coordinate the overall financing strategy of our majority-owned subsidiaries.  Our operating subsidiaries independently develop capital expenditure plans and generally our strategy is to have the operating subsidiaries independently finance its capital expansion programs through internally generated funds or direct financings.  We also coordinate acquisition financing with respect to distribution operations of Chilectra.  We coordinate all generation and transmission acquisition financing with Endesa Chile.  For information regarding our commitments for capital expenditures, see “Item 4.  Information on the Company — A. History and Development of the Company — Capital Investment Program” and our contractual obligations table set forth below.

On July 3, 2007, Standard & Poor’s upgraded our rating and also the rating for Endesa Chile, to BBB from BBB- both with “Stable Outlook.”  . We maintained the upgrade rating throughout 2008, all of them with “Stable Outlook”.

We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis, and once in 1994 for Endesa Chile.  We have also frequently issued bonds in the United States, for Enersis and Endesa Chile.  Enersis issued $800 million in Yankee Bonds in November 1996, and $350 million in November 2003.  Endesa Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which $1.5 billion were outstanding as of December 31, 2008.

The following table lists the Yankee Bonds issued by Enersis and its consolidated subsidiaries outstanding as of December 31, 2008.  The weighted average annual interest rate for Yankee Bonds issued by Enersis and its consolidated subsidiaries, of which an aggregate principal amount of $2.1 billion is outstanding as of the date of this report, is 8.0%.

Issuer	Maturity	Coupon	Aggregate Principal Amount Outstanding
		(as a percentage)	(in million $)
Endesa Chile	April 1, 2009	8.500%	400
Endesa Chile	August 1, 2013	8.350%	400
Endesa Chile	August 1, 2015	8.625%	200
Endesa Chile (3)	February 1, 2027	7.875%	206
Endesa Chile (1)	February 1, 2037	7.325%	220
Endesa Chile (3)	February 1, 2097	8.125%	40
Enersis	January 15, 2014	7.375%	350
Enersis (3)	December 1, 2016	7.400%	250
Enersis (2)	December 1, 2026	6.600%	1

(1)          Holders of these Yankee bonds exercised a put option with maturity in 2037 on February 1, 2009, for a total amount of $149.2 million. The remaining bonds will mature in February 2037.

(2)          Holders of these Yankee bonds, with maturity in 2026, exercised a put option on December 1, 2003 for an aggregate principal amount of $149.1 million, leaving only $0.9 million outstanding.

(3)          Considers cancellation of Yankee bonds repurchased by Enersis and Endesa Chile in 2001.

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

The following table lists Chilean bonds issued by Enersis and Endesa Chile, outstanding as of December 31, 2008.

Issuer	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount Outstanding
		(as a percentage)	(in UF millions)
Enersis	June 15, 2009	5.500%	0
Enersis	June 16, 2022	5.750%	1.7
Endesa Chile	August 1, 2022	6.200%	1.5
Endesa Chile	October 15, 2028	6.200%	4.0
Endesa Chile	April 15, 2027	3.800%	4.0
Endesa Chile	December 15, 2029	4.750%	10.0

For a full description of the local bonds issued by Enersis and Endesa Chile, see “ — Bonds Payable” in note 18 to our consolidated financial statements.

Our companies frequently participate in the commercial bank markets through both bilateral loans and syndicated loans.

Between November 2004 and December 2006, Enersis entered into two senior unsecured syndicated revolving credit facilities through its former Cayman Island’s Branch.  In the same period, Endesa Chile, acting through its former Cayman Island’s Branch, entered into three senior unsecured syndicated revolving credit facilities.  These facilities were structured with various banks, for an aggregate amount of $550 million for Enersis and $650 million for Endesa Chile, with maturity dates between 2009 and 2010. In June 2008, Endesa Chile entered into a US$ 200 million senior unsecured syndicated revolving credit facility and a 6-year term loan for $ 200 million with the same banks. Use of proceeds for the term loan facility was to refinance the maturity of a $ 400 million Yankee bond in July 2008.

The lenders under these facilities may have recourse to a Mandatory Prepayment in the event there is a “Change of Control,” as defined in the agreements.  A Change of Control will not be triggered if Endesa Spain remains in the chain of control over Enersis or Endesa Chile.  If Endesa Spain is no longer in the chain of control, each lender may demand prepayment subject to certain conditions: under the 2004 facilities, the new controlling entity must have a lower credit rating than Endesa Spain subsequent to the launching of a transaction that would end in an effective Change of Control.  In that facility, either the S&P or Moody’s rating for the new controlling entity would have to be worse than that of Endesa Spain.  In the 2006 and 2008 facilities, however, the new controlling entity could have a rating lower than that of Endesa Spain before the initial announcement of the transaction, and no Change of Control Mandatory Prepayment could be triggered unless all of S&P, Moody’s and Fitch rated the new controlling company by more than one notch, including with respect to outlook, below Endesa Spain’s ratings at such time.  In all cases described in this paragraph, a Mandatory Prepayment for Change of Control could only be triggered if lenders representing more than 50% of the corresponding facility so request.

The December 2006 and June 2008 revolving credit facilities were amended to exclude a condition precedent requirement that there should not have occurred any “material adverse effect” (as defined contractually) prior to a disbursement, allowing the companies the flexibility to draw on such revolving facilities under any circumstances.

The undrawn amount of Enersis’ two revolving credit facilities is $400 million as of December 31, 2008.  The undrawn amount of Endesa Chile’s four revolving credit facilities is $400 million.

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

The cross default provision of the revolving credit facilities for Enersis and Endesa Chile refer only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to our most important subsidiaries.  Under all of Enersis’ credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  The cross default provision for bank loan indebtedness for Enersis in its Chilean-risk debt refers only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to the most important subsidiaries.  There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which vary somewhat from year to year.  As of December 2008, Enersis’ Relevant Subsidiaries are Chilectra, Endesa Chile, Endesa Brasil and Ampla, and the Endesa Chile Relevant Subsidiaries are Endesa Argentina, Generandes and Emgesa.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.

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

Certain other customary events of default include bankruptcy and insolvency proceedings, material adverse judgments, and certain governmental actions such as nationalization, seizure, or expropriation of assets.  The general cross acceleration provisions give rise to an event of default only when other material indebtedness has been accelerated by the required lenders there under or otherwise pursuant to its terms, after expiration of grace periods if applicable, and after formal notices have been granted.

At the time of this report, our Argentine subsidiary, Costanera, had not paid the installment due  March 2009 for its supplier credit with MC dating back to 1996.  However, on March 31, 2009 MC sent a waiver of the payment due to Costanera. The waiver also states MC’s willingness to discuss a new payment date for the amount past due.

Most of our companies have access to existing credit lines sufficient to satisfy all of our present working capital needs.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us.  The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal and contractual restrictions, such as legal reserve requirements, capital and retained earnings criteria and other restrictions.  We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no other legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated.  Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain circumstances.  For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.” in this Report.

In addition to available cash and the undrawn amount of revolving credit facilities mentioned above, as of  the date of this Report, currently we can draw up to $257 million from unused lines of credit granted by Chilean banks, and Endesa Chile can draw up to another $196 million from similar sources.  Our level of consolidated indebtedness decreased by 6%, from $8.4 billion as of December 31, 2007, to $7.9 billion as of December 31, 2008.  This decrease is primarily due to the depreciation during the year of most of the South American exchange rates against the dollar and a growth in cash generation on a consolidated basis.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the obligations described in this report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2008 included:

•                  Edegel: leasing agreement for $ 90 million to finance Santa Rosa project. Edegel also made bond issuances in the Peruvian market for approximately $ 29 million. Finally, the company obtained loans for $ 96 million, which were used to refinance and prepay debt.

•                  Edelnor: local bonds for approximately $ 63 million with maturities between 3 years and 5 years, which were used to refinance and prepay debt.

•                  Costanera: debt refinancing for $ 60 million with bank loans with short and medium-term maturities and supplier financing with maturity of 5 years.

•                  El Chocón: debt refinancing for $ 12 million with bank loans in local currency, extending its debt maturity and having a natural hedge in terms of currency risk.

•                  Edesur: debt refinancing for $ 3 million with bank loans.

•                  Ampla: debt refinancing for $ 60 million with bank loans, increasing maturity from 2 to 5 years and also improving financial conditions.

•                  Coelce: financing of the 2008-2009 investment plan, for $ 203 million, through semi-public loans, taking advantage of the lower interest rates for these financings.

•                  Emgesa: bank loans for $ 147 million with short term maturity.

•                  Codensa: short term debt refinancing through local bonds issuances for approximately $ 214 million.

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

•                  Costanera: debt refinancing for $70 million with bank loans with medium-term maturity and supplier financing with maturity of 5 years.

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

•                  Emgesa: bank loans for $57 million with short-term maturity and debt refinancing in February 2007 with local bond issuances for $77 million with a maturity of 10 years.

•                  Codensa: bank loans for $511 million with short-term maturity and short term debt refinancing with local bond issuances for approximately $323 million with maturities of 3 and 10 years.

C.            Research and development, patents and licenses, etc.

None.

D.            Trend Information.

Enersis is a company with subsidiaries engaged in the generation, transmission and distribution of electricity in five different countries. Therefore, our businesses are subject to a wide variety of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a product of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate fluctuations and taxes.

Regarding our generation business, our operating income for 2008 increased by 44.3% as compared to 2007. This increase in the generation segment operating income from 2007 to 2008 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate electricity and the prevailing spot market and regulated prices for electricity in each of the countries in which we operate. Our generation operations in the five different countries allow us to somewhat offset and counterbalance variations with respect to these factors, but in light of the variability of these factors over time and across the countries in which we operate, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our generation business. A significant change with respect to hydrological conditions, fuel price or the price of electricity could affect our operating income.

With respect to our distribution business, our operating income for 2008 increased by 42.8% as compared to 2007. This increase in the distribution segment operating income from 2007 to 2008 varies in each of the five countries where we operate due to numerous factors, including improved operational efficiency and growth in population and gross domestic product (“GDP”) in the countries in which we operate. Technological advances have enabled us to reduce the amount of electricity lost in our distribution operations, while increases in population and GDP in the countries in which we operate have resulted in increased demand for electricity, all of which have had a positive effect on our operating income.

While GDP and population growth have trended upward in Latin America, future decreases in each of such variables could negatively affect our operating income. Also, while the regulatory regimes in the countries in which we operate remain fairly stable, additional regulation, especially regulations concerning the price at which we may sell electricity, could affect our operating income.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding 2008’ results of the Company compared with those recorded on previous periods, please see “ — A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2007 and December 31, 2008” and “— A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2006 and December 31, 2007” above.

Investors should not look at our past performance as indicative of future performance.

E.            Off-balance Sheet Arrangements.

Enersis is not a party to any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2008:

Enersis on a consolidated basis

Ch$ billion	Total	2009	2010- 2011	2012- 2013	After 2013
Bank debt	1,535	535	563	278	158
Local bonds(1)	1,298	59	334	204	702
Yankee bonds(2)	1,410	395	—	255	760
Other debt(3)	798	178	306	116	199
Interest expense	2,469	487	993	989	—
Pension and post-retirement obligations(4)	242	5	73	66	98
Purchase obligations(5)	39,346	2,360	4,414	4,181	28,391
Financial leases	143	12	34	41	57
Total contractual obligations	47,240	4,031	6,716	6,128	30,365

(1)          Includes net payment from Endesa Chile’s currency swap of Ch$ 4.9 billion.

(2)          Includes net payment of Enersis’ currency swaps for a total of Ch$ 8.5 billion.

(3)          Includes Endesa Chile’s capital lease obligations for a total of Ch$ 27.5 billion.

(4)          We have funded and unfunded pension and post-retirement benefit plans.  Our funded plans have contractual annual commitments for contributions which do not change based on funding status.  Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest.  Cash flow estimates in the table relating to our unfunded plans are based on future undiscounted payments necessary to meet all of our pension and post-retirement obligations.  The amount of $ 98 million in the “After 2013” column includes all of our cash flow estimates relating to our unfunded plans plus one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans are equal to $ 24,913 million per annum).  However, we have estimated that we will have $ 24,913  million in cash flow commitments in connection with such funded plans.  We have only included one year of cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations related to such plans after 2013 would not accurately represent our year-to-year cash commitments.

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

Item 6.   Directors, Senior Management and Employees

A.            Directors and Senior Management.

We are managed by our Ordinary Board of Directors, which consists of seven members who are elected for a three-year term at a General Stockholders’ Meeting or GSM.  If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next GSM where the entire Board of Directors will be elected.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors as of December 31, 2008.

Directors	Position	Held Since

Pablo Yrarrázaval V. (1)	Chairman	2002

Rafael Miranda R.	Vice Chairman	1999

Pedro Larrea P.	Director	2007

Patricio Claro G.(1)(2)	Director	2006

Juan Eduardo Errázuriz O. (2)	Director	2008

Eugenio Tironi B.	Director	2000

Hernán Somerville S.(1)(2)	Director	1999

(1)          Member of the Directors’ Committee.

(2)          Member of the Audit Committee.

Set forth below are brief biographical descriptions of our directors, five of whom reside in Chile and two of whom reside in Spain, as of December 31, 2008.

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

Rafael Miranda R. holds a BSc in Industrial Engineering from Comillas University (ICAI) and a Master’s Degree in Management Science from the School of Industrial Organization.  Between 1987 and 1997, Mr. Miranda was the Managing Director of Endesa Spain.  In 1997, he was appointed as Endesa Spain’s CEO, and has held this position to date; since March 24, 2009, Mr. Miranda shares the position of CEO of Endesa Spain with Mr. Andrea Brentan, formerly a top executive at Enel.  Mr. Miranda is also the Vice Chairman of Enersis and Chairman of the Union of the Electricity Industry, Eurelectric, a professional association which represents the common interests of the electricity industry at a pan-European level.

Pedro Larrea P. began his career in Endesa Spain in 1996 in the Regulatory Affairs Department.  A year later, he became Manager of Strategy and Regulatory Affairs, including the company’s energy planning activities and country-wide industrial strategic activities.  In 1999, he became Deputy Managing Director of Energy Management, and in 2001, Managing Director of Energy Management for Spain and Portugal.  In October 2006, he was appointed Managing Director of Endesa Spain for Latin America, Managing Director and Board Member of Endesa Internacional, and Vice Chairman of Endesa Chile. In June 2008, Mr. Larrea was appointed as Chairman of Endesa Latinoamérica S.A.  During his twelve years in Endesa Spain, Mr. Larrea has been member of the board of Nuclenor, Apx, and Endesa Trading.  He is a member of the Directors Committee of UNESA.  Before joining Endesa Spain, he worked as a consultant at McKinsey for electricity companies, both in Spain and the United States of America.  Mr. Larrea holds a degree in Mining Engineering (MSc Equivalent) from the Universidad Politécnica de Madrid and an M.B.A. from INSEAD (Fontainebleau, France).  Mr. Larrea has been an Enersis board member since August 2007.

Patricio Claro G. is a Civil Industrial Engineer from Universidad de Chile.  Mr. Claro is a board member of Industrias Forestales S.A., Cía. de Seguros BiceVida S.A., Parque Arauco S.A. and Banco Bice.   Additionally, he serves as a board member of Cámara de Compensación Interbancaria de Pagos de Alto Valor, Combanc S.A., and has been a board member of Cristalerías de Chile, Cía. Sudamericana de Vapores, Gener, Pilmaiquén, CTC, Cía. Chilena de Fósforos and Banco de Santiago.  Mr. Claro has been an Enersis board member and a member of the Directors’ Committee since April 2006 and a member of Enersis’ Audit Committee since October 2007.

Juan Eduardo Errázuriz O. is a Civil Industrial Engineer from Universidad Católica de Chile. He is a Co-Founder and Executive Vice Chairman of Sigdo Koppers S.A., and board member of subsidiaries, Chairman of Grupo Automotriz SK Berge (Argentina, Chile, Peru), Chairman of Caja de Compensación Los Andes, board member of Compañía Chilena de Fósforos and a member of the Counsel Board to Sofofa.

Eugenio Tironi B. received a Ph.D. in sociology from L’Ecole des Hautes Ëtudes en Sciences Sociales (Paris, France).  He is currently Chairman of CIEPLAN, a Professor of the Sociology Department at Pontificia Universidad Católica de Chile, board member of the NGOs Paz Ciudadana and Un Techo Para Chile, and a member of the Board of Trustees of Universidad Alberto Hurtado.  Mr. Tironi has published seventeen books in Chile and abroad.  Mr. Tironi has been a consultant to international organizations and, between 1990 and 1994, was a Director of the Secretary for Communication and Culture of the Chilean Government.  Mr. Tironi was also a visiting professor at Notre Dame University (USA) in 2002, and Sorbonne-Nouvelle (France) in 2006.  In addition, since 1994, Mr. Tironi has been the Chairman of Tironi Asociados, a strategic communications firm, which has advised many Chilean and international firms in a number of Latin American countries.  Mr. Tironi has been a Director of Enersis since July 2000.

Hernán Somerville S. has a law degree from Universidad de Chile and an M.C.J. degree from New York University Law School.  Since 1989, Mr. Somerville has been the Managing Director and Partner of Fintec, an investment, advisory and management company which led the bank debt-to-equity conversion program sponsored by the Chilean Central Bank in the 1980’s.  Prior to his involvement with Fintec, and from 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt.  Mr. Somerville was the former Chairman of the Confederation of Production & Commerce in Chile.  He is also the non-executive Chairman of the Chilean Association of Banks and Financial Institutions, former Chairman of the Latin American Federation of Banks and Chairman of Transbank S.A., which manages credit and debit cards in Chile.  He is also a Board Member of Corp Banca, Viña Santa Rita, INACAP, and has been a Director of Enersis since 1999.  Mr. Somerville is one of the three Chilean representatives at the Asia Pacific Economic Council’s Business Advisory Committee, and is Chairman of the Chilean Pacific Foundation.

Executive Officers (as of December 31, 2008)

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

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006.  Mr. Antoñanzas holds a degree in Mining Engineering with a major in energy and fuels from the Universidad Politécnica de Madrid.  He started his career as a commodities trader.  He joined Endesa Spain in 1994, having worked mainly during his professional career in generation and corporate strategy areas.  He has been the CEO of Endesa Net Factory and Director of Endesa Italia.  Until assuming his current position, he served as Deputy General Manager of Strategy for Endesa Spain.

José Luis Domínguez C. was appointed Communications Officer in July 2003. He is a civil engineer from Pontificia Universidad Católica de Chile.  Mr. Domínguez joined the Enersis Group in May 1987 and has held many positions in Endesa Chile and its Chilean subsidiaries until 2000, when he assumed the position of Public Affairs Director of Enersis, until his current position.

Alfredo Ergas S. is a commercial engineer from Universidad de Chile, and has an MBA degree from Trium Global Executive MBA, an alliance between NYU, HEC and LSE.  Mr. Ergas has been the CFO of Enersis since July 2003, after having held a similar position at Endesa Chile.  Before that, Mr. Ergas served as CFO and Chief Controlling Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002.  Prior to that, Mr. Ergas served as Deputy Chief Financial Officer of Endesa Chile and later in Enersis as Planning and Control Director. Mr. Ergas joined the Enersis Group in April 1993.

Antonio Zorrilla O. was appointed Auditing Officer in August 2007.  Mr. Zorrilla holds a degree in Mining Engineering from the Universidad Politécnica de Madrid and the Rheinisch-Westfälische Technische Hochschule Aachen (RWTH) and holds a joint MSc. in Natural Resources Management from the Helsinki University of Technology (HUT), the Royal School of Mines, the Technische Universiteit Delft and the RWTH.  Prior to joining the Enersis Group, Mr. Zorrilla served as Auditing Team Chief at the Auditing Corporate Direction at Endesa Spain.  Prior to that, Mr. Zorrilla served as Consultant at PriceWaterhouseCoopers as well as for IBM Spain.

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

Ramiro Alfonsín B. holds a degree in Business Administration from the Pontificia Universidad Católica de Argentina.  He joined the Endesa group in June 2000, having worked in Endesa Net Factory as Investment and Risk Capital Manager and later as Planning and Control Manager.  Subsequently, he worked in Endesa Italia as a Planning and Investment Deputy Director and in Endesa Europa as Investment and Corporate Relations Deputy Director.  In March 2007, he joined the Enersis Group as Planning and Control Officer. Currently, Mr. Alfonsín is a board member of several companies of the Enersis Group in Argentina, Brazil and Peru.  Before joining the Endesa Group, Mr. Alfonsín worked as Senior Financial Advisor at Banco Urquijo KBL Group, as Management Advisor of the Corporate Development and Institutional Relations Department at Alcatel, and also as Corporate Banking Associate at ABN AMRO Bank N.V.

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

Domingo Valdés P. has been General Counsel since May 1999. Mr. Valdés is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago.  He joined the Enersis Group as a corporate attorney at law for Chilectra in 1993 and became Legal Counselor at Enersis in December 1997.  Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP. Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm.  Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School.

B.  Compensation.

Directors are paid a variable annual fee, depending on net earnings of the Company and a monthly fee paid in advance, depending on their attendance to the board meetings and their participation as Director of any of our subsidiaries.  In 2008, the total compensation paid to each of our directors, including fees for attendance at meetings of the Directors Committee and of the Audit Committee, was as follows:

Year Ended December 31, 2008
(in thousands of Ch$)
Pablo Yrarrázaval V.	62,384
Rafael Miranda R.	40,335
Pedro Larrea P.	25,951
Hernán Somerville S.	41,524
Patricio Claro G.	41,524
Juan Ignacio de la Mata G.(1)	8,613
Juan Eduardo Errázuriz O.	22,522
Eugenio Tironi B.	26,722
Total	269,575

(1)           Mr. De la Mata ceased to be a Director of Enersis in March 2008.

We do not disclose, to our shareholders or otherwise, information on individual executive officers’ compensation.  For the year ended December 31, 2008, the aggregate gross compensation paid or accrued (including performance-based bonuses) of the Executive Officers of Enersis, was Ch$2.198 million.  Enersis’ Executive Officers are eligible for variable compensation under a bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results.  The annual bonus plan provides for a range of bonus amounts according to seniority level.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.  The total variable compensation paid in March 2009 was Ch$558 million, and is included in the aggregate compensation figure.  Of this variable compensation, Ch$312 million were deposited in pension funds, and Ch$246 million were paid to the Executive Officers.

The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts Ch$ 344 million, of which Ch$52 million were accrued during 2008.

All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death.  They do not have a right to severance indemnity if the relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 130 of the Chilean Code of Labor.  All of the Company’s employees are entitled to legal severance pay if dismissed due to needs of the Company, as defined in article 161 of the Chilean Code of Labor.

C.            Board Practices.

The current Board of Directors was elected for a period of three years at the GSM of April 1, 2008. For information as to the years in which each director began his service at the board, please see “ — A. Directors and Senior Management” above.  The members of the Board of Directors do not have service contracts with Enersis or any of its affiliates that provide benefits upon termination of employment.

Corporate Governance

Enersis is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with its bylaws, consists of seven directors who are elected at an annual GSM.  Each director serves for a three-year term and the term of each of the seven directors expires on the same day. The directors can be reelected indefinitely. Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  A vacancy will trigger an election for every seat on the board of directors at the next GSM.  The current board of directors was elected in April 2008 and its term expires in April 2011.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions.  In addition to the bylaws, the Board of Directors of Enersis has adopted regulations and policies that guide our corporate governance principles.  The Internal Regulations on Conduct in Securities Markets, approved by the Board on January 31, 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors.  These regulations are based on the principles of impartiality and good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities markets.

The Charter Governing Executives, approved by the Board on May 28, 2003, and the Employee Code of Conduct, explain our principles and ethical values, establish the rules governing dealing with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  They also impose limitations on the activities that our senior executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with the provisions of the Securities Market Law 18,045 and other legal rules, imposed by the SVS and the instructions contained in Norma de Carácter General No. 211,issued by the SVS, on May 28, 2008, the Board of Directors of the Company approved a document denominated “Manual de Manejo de Información de Interés para el Mercado”, or Manual,  which among others, addresses the following issues:  applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, principal executives and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous revelation of information that is of interest to the market; and mechanisms that provide protection for confidential information.  Such Manual was informed to the market on May 30, 2008 and posted on the company’s website www.enersis.cl.

The provisions of this Manual shall be applied to the members of the board, as well as executives and employees of Enersis who have access to privileged information or are able to access it and especially those who work in areas related to the securities markets.

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

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We have been subject to this requirement since July 31, 2005.

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07.  We do not currently comply with Rule 303A.07, but as of July 31, 2005, we did comply with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Enersis created an Audit Committee.  The current members of this Committee, who satisfy the requirements of independence of NYSE, are: Messrs. Juan Eduardo Errázuriz, Patricio Claro and Hernán Somerville. As required by Chilean Law, Enersis also has a Directors’ Committee composed of three directors.  Although Chilean Law requires that the majority of the Directors’ Committee (two out of three members) be composed of directors who were not nominated by the votes of the controlling shareholder or, if excluding the votes from the controlling shareholders would have been elected nevertheless (a “non-control director”), it permits the Directors’ Committee to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the Board to serve on the committee.  Currently, our

Directors’ Committee is composed of one non-control director and two directors nominated with the votes of the controlling shareholder.

Our Directors’ Committee performs the following functions:

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

•             examination of the compensation framework and plans for managers and executive officers; and

•             any other function mandated to the committee by the bylaws, the Board of Directors or the shareholders of the Company.

Pablo Yrarrázaval, Chairman of the Board, has also served as chairman of this committee since
July 31, 2002.  The other members are Hernán Somerville and Patricio Claro.

The Audit Committee is composed of three independent members who also serve as directors of the Company.  It performs the following functions:

•             submits a proposal for the appointment and compensation of independent auditors at GSM;

•             oversees the work of independent auditors;

•             pre-approves audit and non-audit services provided by the independent auditors; and

•             establishes procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not contemplate this practice (except for the Manual), the Company has adopted the codes of conduct described above, and its GSM held on March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.

D.            Employees

The following table provides the total number of full time employees of the Company and its subsidiaries for the past three fiscal years:

	Years ended December 31,
	2006	2007	2008
Enersis (Chile)	220	222	232
Endesa Chile(1)	2,028	2,230	2,442
Endesa Brasil(2)	2,938	2,905	2,806
Chilectra (Chile)	708	728	717
Edesur (Argentina)	2,407	2,534	2,590
Edelnor (Perú)	548	544	571
Codensa (Colombia)	934	931	932
Other Businesses (3)	2,001	2,035	2,443
Total	11,784	12,129	12,733

(1)          Includes Chilean operations and subsidiaries in Argentina, Colombia and Peru.

(2)          Endesa Brasil includes Ampla, Coelce, Cachoeira Dourada, Fortaleza and CIEN.

(3)          Includes CAM, Synapsis and IMV.

As of December 31, 2008, Enersis, on a consolidated basis, had 323 temporary employees of which 294 are from Ingendesa, Endesa Chile’s subsidiary, and the rest are distributed among other companies.  For the past two years, the total number of temporary employees has not changed materially.

Chile

As of December 31, 2008, we and our principal subsidiaries and affiliates in Chile had 3,185 employees, including employees of Enersis and of all Chilean majority-owned subsidiaries, which in turn includes 559 employees of Endesa Chile employed in Chile.  During 2007, we entered into two collective bargaining agreements with our employees, that expire in 2011.  Five collective bargaining agreements with employees of Chilectra took effect in December 2008 and expire in December 2012.  In Endesa Chile, there are six worker unions, one of which was created in 2008. This new union signed a collective bargaining agreement that expires in June 2011. Endesa Chile signed three other collective agreements, two of which will expire in December 2011 and one in June 2012. The remaining two agreements will expire in December 2009. At CAM, a new executives’ union signed a collective bargaining agreement that expires in June 2011. Two new collective agreements were renewed until December 2010. Synapsis entered into a new collective bargaining agreement with its employees, expiring in August of 2012. At Ingendesa, three worker unions exists, with a collective bargaining agreement expiring in December of 2011.

Argentina

As of December 31, 2008, Edesur had 2,590, Costanera 274 and El Chocón 51 employees.  Five collective bargaining agreements are still valid, and during 2008 no new agreements were signed because the aforementioned agreements are currently valid until a new agreement is signed, despite having expired.

Brazil

As of December 31, 2008, Ampla had 1,298, Cachoeira Dourada 63, Coelce 1,278 , CIEN 67 and Fortaleza 63 employees. Ten collective bargaining agreements are in force. In 2008 two new agreements were signed at Cachoeira Dourada and in Coelce.  Such agreements establish salaries, productivity bonuses, individual performance evaluations and general working conditions.  Brazilian law stipulates that collective bargaining agreements cannot last for more than two years.

Colombia

As of December 31, 2008, Codensa had 932 and Emgesa 404 employees as of December 31, 2008.  In 2008 no new collective bargaining agreements were signed.  Typically, collective bargaining agreements have two-year terms.  However, there are no legal restrictions on the maximum duration of such agreements.

Perú

As of December 31, 2008, Edelnor had 571 and Endesa Chile’s affiliate Edegel 242 employees.  Five collective bargaining agreements are still in force. During 2008, a new collective bargaining agreement was signed at EEPSA.

The employees indicated by country correspond to the number of workers with temporary or indefinite contracts.

E.            Share Ownership.

To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company.  None of Enersis’ directors and officers has any stock options, which are not permitted under Chilean securities laws and regulations. It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Enersis. To the best of our knowledge, any shareholding by all of the directors and officers of Enersis, in the aggregate, amount to significantly less than 10% of our outstanding shares.

Item 7.    Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Enersis’ only outstanding voting securities are shares of common stock.  As of March 31, 2009, our 32,651,166,465 shares of common stock outstanding were held by 8,194 stockholders of record.

Endesa Spain beneficially owns 60.62% of the shares of Enersis.  Chilean private pension funds, Administradora de Fondos de Pensiones, or AFPs, owned 17.05% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively owned 7.62 % of our equity.  ADR holders own 11.72% of the equity.  The remaining 2.99% is held by 8,052 minority shareholders.

AFP Provida owns Enersis common stock held exclusively on behalf of personal pension fund contributions. The shares are managed through four investment funds (the legal names of such funds being Fund Type A, Fund Type B, Fund Type C, and Fund Type D) which have different risk profiles. Under Chilean Pension Law, each fund is a separate legal entity from AFP Provida, and such fiduciary funds are not affected by AFP Provida’s financial situation as a fund management company.  AFP Provida holds a 5.39% ownership interest in Enersis through these funds with each fund’s ownership, as of March 31, 2009, as follows: Fund Type A (1.10%), Fund Type B (1.13%), Fund Type C (2.66%) and Fund Type D (0.51%).

As of December 31, 2008, six out of seven members of our Board of Directors were elected with shares voted by of Endesa Spain.  Endesa Spain has exerted majority control over Enersis since April 1999.  However, Endesa Spain does not have different voting rights than the other shareholders of Enersis.

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2009, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Endesa Spain(1)	19,794,583,473	60.62%
AFP Provida(2)	1,760,744,624	5.39%

(1)          Endesa Spain’s 60.6% interest is held through Endesa Latinoamérica, S.A.

(2)          The interest of AFP Provida is held through four different investment funds.

On February 20, 2009, Acciona and Enel announced that they had reached an agreement through which Acciona, directly and indirectly, will transfer to Enel Energy Group Srl, a wholly-owned Enel subsidiary, 25.01% of Endesa Spain’s share capital.  The transfer is subject to legal authorizations and approval by relevant authorities.  As a result, Enel Energy Group Srl will hold 92.06% of Endesa Spain’s share capital.  Enel’s 25.01% additional stake in Endesa Spain will be exchanged for approximately € 11.1 billion in cash, as well as wind and hydroelectric assets located in Spain and Portugal which are valued at approximately € 2.9 billion.  The transfer of shares and assets is expected to take place by August 31, 2009. When the transaction is completed, Enel will hold a 55.8% beneficial interest in Enersis.

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

It is our policy that all cash inflows and outflows of our Chilean subsidiaries are managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit.  These operations are carried out through either short-term loans or through structured inter-company loans.  Under Chilean law and regulation, such transactions must be carried out on an arm’s-length basis.  Our centralized cash management is more efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee. As of December 2008, then operations were priced at TIP (Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted but they have adverse tax consequences.  Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Enersis has also made structured loans to its Chilean subsidiaries, at the same cost of funds for Enersis, primarily to finance foreign investments.  As of December 31, 2008, the outstanding net balance for such loans was $504 million, and the largest amount outstanding during 2008 and 2007 was $674 million and $723 million, respectively.  Additionally, there were no outstanding loans granted by Enersis to its foreign subsidiaries as of December 31, 2008.  The largest net amount outstanding during 2008 and 2007 for such loans was $27 million.

The currency denomination of the structured loans granted by Enersis to its Chilean subsidiaries as of December 31, 2008 is the US dollar.  The interest rate on these intercompany loans to Enersis’ Chilean subsidiaries ranges from Libor plus 0.5% to Libor plus 5.35%, with a nominal weighted average interest rate of Libor plus 3.7%.  The interest rate on the intercompany loans to Enersis’ foreign subsidiaries ranges during 2008 from Libor plus 5% to Libor plus 8.5%, with a nominal weighted average interest rate of Libor plus 6.9%.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2008, the outstanding net balance for such loans was US$ 302 million. The largest amount outstanding during 2008 and 2007 was US$ 521 million and US$ 519 million respectively.  Endesa Chile has only one outstanding loan granted to a foreign subsidiary. The outstanding net balance of this loan was of US$ 7.1 million as of December 31, 2008.  The largest net amount outstanding during 2008 and 2007 for such loans was US$ 7.1 million and US$ 165 million, respectively.

The interest rates on these intercompany loans to Endesa-Chile’s Chilean subsidiaries range from Libor plus 0.75 % to Libor plus 5.7%, with a weighted average interest rate of approximately Libor plus 3.88%.  The interest rates on these intercompany loans to Endesa-Chile’s foreign subsidiaries were during 2008 Libor plus 4.9%.

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

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business that are not material to our consolidated results of operations.  Management considers that it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business. For more information on all of our material legal proceedings please refer to Note 28 of our consolidated financial statements.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization. As agreed at a meeting held on March 25, 2009, the Board of Directors informed at the GSM held on April 15, 2009 the payment of a definitive dividend of Ch$6.1 per share for fiscal year 2008, equal to a payout ratio of 35.27% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch $1.5391 per share paid on December 2008 was deducted from the definitive dividend paid on April 30, 2009, as agreed by the GSM.

The Board of Directors also approved a dividend policy for fiscal year 2009 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated up to September 30, 2009 and will propose a definitive dividend payout equal to 60% of the annual net income of fiscal year 2009.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.

The fulfillment of the aforementioned dividend policy will depend on actual 2009 net income. The proposed dividend policy is subject to the Board of Director’s prerrogative to change the amount and timing of the dividend under the circumstances at the time of the payment.  Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements, except for the following: Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios; Costanera is prohibited from paying dividends while certain debt is outstanding; and dividend payments by El Chocón are limited by a credit agreement executed in 2006.  In general terms companies may noy pay dividends in case of default on credit agreements. (See. “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Enersis debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate.  There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

The Company pays dividends to shareholders of record as of five business days before the payment date.  Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per 50 common shares (one ADS represents 50 common shares) in dollars.  See “Item 10. Additional Information — D. Exchange Controls.”

Year	Nominal Ch$(1)	$ per ADS(2)
	(Ch$ per share)
2004	—	—
2005	0.42	0.03
2006	2.11	0.17

Year	Nominal Ch$(1)	$ per ADS(2)
	(Ch$ per share)
2007	5.42	0.43
2008	4.95	0.39

(1)   Amounts shown are in historical pesos and reflect all the dividends paid in a given year.  These dividends may have been accrued the prior year, or the same year in which they were paid.

(2)   The dollar per ADS amount has been calculated by applying the exchange rate of Ch$ 636,45 = $1.00, the Observed Exchange Rate prevailing on December 31, 2008, to the constant peso amount.

For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10.  Additional Information — E. Taxation,” and “Item 10.  Additional Information — D. Exchange Controls.”

B.            Significant Changes.

None.

Item 9.    The Offer and Listing

A.            Offer and Listing Details.

Market Price and Volume Information

The shares of our common stock currently trade on the Chilean, United States and Spanish exchanges.  Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.

Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since October 19, 1993 in the form of ADSs under the ticker symbol “ENI.”  Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (“ADRs”).  The ADRs are outstanding under a Deposit Agreement dated as of October 18, 1993, among us, Citibank, N.A., as Depositary, and the holders from time to time of ADRs issued there under.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of December 31, 2008, there were 71,267,055 ADSs (equivalent to 3,563,352,750 common shares) outstanding of Enersis.  Such ADSs represented at such date 10.9% of the total number of outstanding shares.  It is not practicable for us to determine the proportion of ADRs beneficially owned by U.S. persons.

During 2008, volume traded on the Santiago Stock Exchange amounted to 9,609,067,583 shares.

The table below shows, for the periods indicated high and low closing prices in pesos for the Shares on the Santiago Stock Exchange and high and low closing prices of the ADSs in dollars as reported by the New York Stock Exchange.

	Chilean Pesos Per share(1)		U.S.$ per ADS(2)
	High	Low	High	Low
2009
May	193.50	174.43	17 1/9	15
April	181.00	169.00	15 5/8	14 1/3
March	185.20	165.00	16 1/6	13 5/9
February	188.71	171.00	15 4/7	14 1/6
January	184.00	162.50	15 1/6	12 3/4

2008
December	180.00	162.60	14	12
4th quarter	194.80	129.00	17	10 1/8
3rd quarter	190.00	149.90	18 1/2	14 6/7
2nd quarter	189.00	156.50	20 1/4	15 5/9
1st quarter	161.89	110.00	17 7/8	11 5/6

2007
4th quarter	199.00	157.00	20 1/5	15 5/6
3rd quarter	213.80	159.00	20 1/2	15
2nd quarter	215.00	175.50	20 2/5	16 1/5
1st quarter	185.50	163.00	17 2/7	14 1/3

2006	173.00	108.50	16 2/5	10 1/7

2005	130.00	87.00	12 1/3	7 1/3

2004	97.00	70.00	8 5/8	5 1/2

(1)          As reported by the Santiago Stock Exchange.  Pesos per share reflect the nominal price as of the trade date.  The price has not been restated in constant pesos.

(2)          As reported by the NYSE.  One ADS = 50 shares

B.           Plan of Distribution.

Not applicable.

C.           Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this Report.  As of December 31, 2008, 235 companies had shares listed on the Santiago Stock Exchange. For the year ended 2008, the Santiago Stock Exchange accounted for 87.6% of Enersis’ total equity traded in Chile.  In addition, approximately 11.9% of Enersis’ equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.5% was traded on the Valparaíso Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures.  Securities are traded primarily through an open-voice auctions system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., from April to October, and from 9:30 a.m. to 5:30 p.m. from

November to March, Santiago time, which differs from New York City time up to two hours, depending on the season.   The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.  For days on which auctions are scheduled, there are three times available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange, the General Index, or IGPA, and the Selective Index, or IPSA.  The IPSA is calculated using the prices of the 40 most actively traded shares. The IGPA is calculated using the prices of all shares that are publicly traded. The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2008, Enersis and Endesa Chile has been included in the IPSA. Enersis has been included in the IPSA since the last quarter of 1988, while Endesa Chile has been included since its privatization in the 1980’s.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.” Banco Santander Central Hispano Bolsa S.A. S.V.B. acts as the liaison entity, and the Banco Santander as the depositary in Chile.  Trading of our shares in the Latibex amounted to approximately 1.5 million units in 2008, which in turn was equivalent to €16 million.  The stock closed at € 9.11 on the last day of trading in Latibex in 2008. For further information see “ — A. Offer and Listing Details — Market Price and Volume Information” above.

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

General

Shareholders’ rights in Chilean companies are governed by company’s by-laws, which effectively serve the purpose of either the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Law 18,046, or Chilean Companies Act.  In accordance with the Chilean Companies Act, legal actions by shareholders against us to enforce their rights as shareholders must be brought in Chile in arbitration proceedings or at the option of the plaintiff before the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the Superintendence of Securities and Insurance, or SVS, under the Law 18,045, or the Securities Market Law, and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  Law 19,705 introduced important amendments to the Chilean Companies Act and the Securities Market Law.  Among other things, it provides a new definition for publicly held limited liability stock companies and new rules regarding takeovers, tender offers, transactions with directors, qualified majorities, share repurchase, directors’ committee, stock options and derivative actions.  Publicly held limited liability stock companies are those with 500 or more shareholders, or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding those whose individual holdings directly or indirectly exceed such percentage, and all other companies whose shares are registered voluntarily with the SVS, regardless of the number of their shareholders.  Enersis is a publicly held limited liability stock company (sociedad anónima abierta).

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

•

any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, made by a director, liquidator, principal executive, chief executive officer or officer of a publicly held limited liability stock company whose shares are registered with the SVS must be reported to the SVS and the Chilean stock exchanges.

In addition, the majority shareholders must inform the SVS and the Chilean stock exchanges if the aforementioned acquisitions are done with the intention to obtain control of the Company or only as passive investment.

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

Board of Directors

Our Board of Directors is made up of seven members who may or may not be shareholders of Enersis.  Members of the Board are elected at the GSM for a period of three years at the end of which they will be re-elected or replaced.

The seven directors elected at the GSM are those seven individual nominees who receive the most votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.  These voting provisions ensure that a shareholder owning more than 12.5% of our shares is able to elect a member of the Board of Directors.

The compensation of the directors is set annually at the general ordinary meeting of shareholders.  The Chairman is entitled to receive twice the compensation paid to each director, and the Vice Chairman 50% more than that paid, to each director.  Thus, the Board of Directors does not have power to vote compensation for themselves or any members of their body.

Our by-laws do not contain provisions relating to borrowing powers exercisable by the directors and how such borrowing powers can be varied; or retirement or non-retirement of directors under an age limit requirement.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this Report, Enersis’ capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to redemption provisions, sinking funds or liability to further capital calls by the Company.

Under Chilean law, the rights of holders of stock may only be changed by an amendment to the by-laws of the company that complies with the requirements explained below under “ — Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, the shareholders of a company, acting at a general extraordinary shareholders’ meeting, have the power to authorize an increase in its capital.  When an investor subscribes for shares, the shares are officially issued and registered in his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the subscribed shares have not been paid for.  The subscriber becomes eligible to receive dividends once he has paid for the shares, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s by-laws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference, if any, between the subscription price and the price received at auction.  However, until such shares are sold at the auction, the subscriber continues to have all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized and issued shares, for which full payment has not been made within the period fixed by the general extraordinary shareholders’ meeting at which their subscription was authorized, which may not exceed three years from the date of such meeting, are canceled and are no longer available for issuance.

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

In 2003, at a General Extraordinary Shareholders’ Meeting, Enersis’ shareholders approved the issuance of 24,382,994,488 shares, at a market value of approximately $2 billion.  The capital increase allowed Endesa Spain, acting through a subsidiary, to exercise a portion of its pre-emptive options corresponding to 14,406,840,511 new shares, which were paid by the cancellation of a Ch$1.0 trillion (approximately $1.4 billion at the exchange rate applicable at that time) inter-company loan that had previously been granted to Enersis.  As required by Chilean law, an independent appraiser valued the loan exclusively for purposes of the capital increase at 86.8% of its par value.  Endesa Spain, acting through a subsidiary, subscribed for 59.1% of the new shares at a value of Ch$870.5 billion, the appraised value of the loan.  Additionally, the capital increase allowed the subscription for 3.7% of the new shares as part of the local bond exchange offer, which took place between the first and the second pre-emptive rights periods of the capital increase.  The total amount of local bonds exchanged was equivalent to approximately Ch$54 billion.

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

A GSM is held within the first four months following the end of our fiscal year, generally in March or April.  The last ordinary annual meeting was held on April 15, 2009.  Extraordinary shareholders’ meetings may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.  To convene an extraordinary shareholders’ meeting, or a GSM, notice must be given in three opportunities in a prescribed manner in a newspaper of our corporate domicile.  The newspaper designated by our shareholders is the Santiago edition of El Mercurio.  The first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder and given to the SVS and the Chilean stock exchanges.  The last extraordinary meeting of Enersis’ shareholders was held on March 21, 2006.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued voting shares of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date of the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of an absolute majority of those shares present, or represented, at the meeting.  Additionally, if a shareholders’ meeting is called for the purpose of considering the following list, regardless of the quorum present, then the vote required for the action is a two-thirds majority of the outstanding shares with voting rights:

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

•	the form of distributing corporate benefits;

•	issue of guarantees for third-party liabilities which exceed 50% of the assets, but if the third party is a subsidiary of the company, the approval of the Board of Directors is sufficient;

•	the purchase of the corporation’s own shares;

•	certain remedies for the nullification of the corporate by-laws.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by two-thirds majority of the outstanding shares of the affected series.

Shareholders are entitled to examine the books of the Company within the 15-day period before the scheduled shareholders’ meeting.  Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, in cases of a GSM, the annual report of the Company’s activities which includes audited financial statements, must be made available to shareholders and published on the Company’s website: www.enersis.cl.  In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of the GSM, a proposal for the final dividend and an explanation of the dividend policy for interim dividends for that current year, previously approved by the Board of Directors, as well as a proposal of the Investment and Financing Policy to be approved by the shareholders for the current year.

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

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (on a Chilean GAAP basis), except to the extent the company has carried forward losses.  The law provides that the Board of Directors has to propose the dividend policy to the shareholders at the GSM.

Any dividend in excess of 30% of such net income may be paid, at the election of the shareholder, in cash, in Enersis’ shares or in shares of publicly held limited liability stock corporations held by Enersis.

Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid or made available to shareholders within the appropriate time period set forth in the Chilean Companies Act — as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration — are adjusted to reflect the change in the value of UF, a Chilean inflation adjusted currency, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable; payments not collected in such period are transferred for the benefit of firemen, who are volunteers.

In the event of a liquidation of Enersis, the holders of shares would participate in the assets available in proportion to the number of paid-in shares held by them, after payment to all creditors.

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

Change of Control

Law 19,705, enacted in 2000 establishes a comprehensive regulation for tender offers.  The law defines a tender offer as the intent to purchase shares or convertible bonds of publicly traded companies and which offer is made to investors to purchase their securities in conditions which allow the bidder to reach a certain percentage of ownership of the corporation within a fixed period of time.  These provisions apply to both friendly and hostile takeovers.

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

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held limited liability stock company governed;

•	the merger of the company with another company;

•

the disposition of at least 50% of the company’s assets, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets for such amount;

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

Investments by AFPs

Title XII of DL-3500 permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Comisión Clasificadora de Riesgo, or the CCR.  The CCR establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Except for the period from March 2003 to March 2004, Enersis has been a Title XII Company since 1985 and is approved by the CCR.

Registrations and Transfers

Enersis’ shares are currently registered through an Administrative Agent named DCV Registros S.A.  This entity is responsible for Enersis’ shareholders registry as well.

C.            Material contracts.

None.

D.            Exchange controls

The Chilean Central Bank has a series of operating functions and attributes regarding the following areas: the issue of bank notes and coins, the regulation of the amount of money in circulation and credit, the regulation of the financial system and the capital market, faculties to preserve financial system stability, functions as part of its role as fiscal agent, attributes in terms of international questions, attributes regarding foreign currency operations and statistical functions.

a)            Foreign Investments Contracts and Chapter XXVI

In connection with Enersis initial offering of ADSs in 1993, on October 15, 1993, Enersis entered into a foreign investment contract (the “Foreign Investment Contract”) with the Central Bank and Citibank N.A., New York, the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the Compendium of Foreign Exchange Regulations of the Central Bank (“Chapter XXVI”), which governed the issuance of ADSs by a Chilean company. After the Enersis capital increase approved in the shareholders’ meeting of April 30, 1999, Enersis and the Central Bank agreed to amend the Foreign Investment Contract on September 7, 2000, and subsequently entered into a new Foreign Investment Contract on October 12, 2000.

In November 1995, the Central Bank amended the former Chapter XXVI to regulate secondary offerings of ADSs by companies that have previously entered into a foreign investment contract.  In accordance with these new regulations, Enersis entered into an amendment to the Foreign Investment Contract in connection with its offering of ADSs completed in February 1996 to comply with the rules in effect on the date of Central Bank approval of the new issuance of ADSs.

On November 16, 1999, the Central Bank issued new regulations which amended Chapter XXVI. Among the amendments, the former Chapter XXVI required that foreign currency that entered into Chile pursuant to the former Chapter XXVI be converted into Chilean pesos through the Formal Exchange Market, and the shares evidencing ADRs only be paid in Chilean pesos.  In addition, foreign currency required to remit the proceeds of the sale of the underlying shares be acquired alternatively in the Formal Exchange Market or in the Informal Exchange Market, although remittance of such amounts necessarily was to be made through the Formal Exchange Market (i.e., through a local bank).  On May 12, 2000, the rule that required that the invested capital remain in the country for at least one year before being repatriated was eliminated.

The Chapter XXVI was abrogated on April 19, 2001. However, the Foreign Investment Contracts cannot be modified or terminated without the consent of all parties. Notwithstanding the foregoing, foreign investors who did not deposit their shares of common stock into Enersis ADS facility will not have the benefits of Enersis’ Foreign Investment Contracts with the Central Bank, being subject to the normal foreign investment rules.

The following is a summary of certain provisions of the former Chapter XXVI and the Foreign Investment Contracts. This summary does not purport to be complete and is qualified in its entirety by reference to the former Chapter XXVI, the Foreign Investment Contracts, the Central Bank Decision 1333-01-070510 adopted on May 10th, 2007 and the Central Bank Rule 1228 issued on May 23, 2007.

Under the former Chapter XXVI and the Foreign Investment Contracts, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock under Foreign Investment Contracts pursuant to the former Chapter XXVI, upon delivery of ADRs (such shares of common stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside Chile, but necessarily through the Formal Exchange Market),  including amounts received as:

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

Chapter XXVI provided that access to the Formal Exchange Market in connection with dividend payments was conditioned upon certification by Enersis to the Central Bank that a dividend payment had been made and any applicable tax has been withheld.  Chapter XXVI also provided that the access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon was conditioned upon receipt by the Central Bank of certification by the Depositary (or the Custodian on its behalf) that such Shares had been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares were redeposit.

The Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the Foreign Investment Contract must convert it into pesos on the same day and has five banking business days within which to invest in shares of common stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of common stock, such person can access the Formal Exchange Market to reacquire dollars provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos.  Shares acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the Depositary (or the Custodian on its behalf) that such deposit has been effected and that the related ADRs have been issued and receipt of a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Pursuant to the former Chapter XXVI, such access required approval of the Central Bank based on a request therefore presented through a banking institution established in Chile. The Foreign Investment Contracts provide that if the Central Bank does not answer on such request within seven banking days, the request will be deemed approved.

b)            Central Bank Decision 1333-01-070510 and New Foreign Investment Contract

The Central Bank Decision 1333-01-070510 adopted on May 10th, 2007 agreed to extend the effects of the former Chapter XXVI to capital increases approved after April 18, 2001.  As a consequence of such Central Bank’s decision, Enersis formally requested to the Central Bank to be allowed to enter into a new Foreign Investment Contract to include its capital increase approved by Enersis’ shareholders’ meeting held on March 31, 2003, which was granted by the Central Bank on September 7, 2007, subject to the execution and delivery of a new Foreign Investment Contract, dated September 24, 2008. Nevertheless, the Central Bank’s approval aimed to extend the effects of the former Chapter XXVI to the last capital increase of Enersis, is subject to the condition that Enersis previously inform the Central Bank with respect to the measures adopted in the issuance of new shares of a future capital increase in order to sufficiently differentiate said new shares from those shares under the umbrella of the former Chapter XXVI, thus the shareholders would have the necessary information to learn about such difference.  If Enersis does not comply with the above mentioned condition, the Central Bank could revoke its approval, depriving the shares of said capital increase of the rights granted by the former Chapter XXVI. Furthermore, it is not certain, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

c)            New Compendium

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

This new Compendium enhances the information gathered by the Central Bank and the quality of such information.  In addition, this new Compendium includes the main rules that modified the Compendium of Foreign Exchange Regulations in April 1991.  In other words, new cross-border investing and financing decisions will no longer be subject to any restrictions set forth in both Articles 42 and 49 of the Central Bank Law such as:

•	the prior Central Bank’s authorization requirement for the entry of capital associated with foreign loans, investments, capital contributions, bonds and ADRs;

•

the prior Central Bank’s authorization for capital remittances associated with returns of capital, dividends, and other benefits related to capital contributions, investments and prepayment of foreign loans;

•	the prior Central Bank’s authorization for the return of capital, profits and other benefits associated with investments made by Chilean residents abroad;

•	the limitations to the special prepayment and acceleration clauses contained in foreign loan documents;

•	the restrictions of minimum risk rating and the weighted duration for the issuance of bonds;

•	the limitations with respect to currencies in which external debt can be issued or contracted;

•	the restrictions to the issue of ADRs; and

•	the reserve requirement on funds coming from abroad (which was already 0%).

d)            The Compendium and International Bond Issuances

Chilean issuers may offer bonds internationally under Chapter XIV, as amended, of the Compendium issued by the Central Bank.

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

E.            Taxation

Chilean Tax Considerations

The following discussion summarizes material Chilean income and withholding tax consequences to beneficial owners arising from the ownership and disposition of the shares and ADSs.  The summary which follows does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does not purport to deal with the tax consequences applicable to all categories of investors, some of which may be subject to special rules.  Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean and other tax consequences of the ownership of shares or ADSs.

The summary that follows is based on Chilean law, as in effect on the date hereof, and is subject to any changes in these or other laws occurring after such date, possibly with retroactive effect.  Under Chilean law, provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may be amended only by another law.  In addition, the Chilean tax authorities enact rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law.  Chilean tax may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change their rulings, regulations and interpretations in the future.  The discussion that follows is also based, in part, on representations of the Depositary, and assumes that each obligation in the deposit agreement and any related agreements will be performed in accordance with its terms.  There is no income tax treaty in force between Chile and the United States.

As used in this annual report, the term “foreign holder” means either:

•

in the case of an individual, a person who is not a resident of Chile; for purposes of Chilean taxation, an individual holder is resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years; or

•

in the case of a legal entity, an entity that is not organized under the laws of Chile, unless the shares or ADSs are assigned to a branch, agent, representative or permanent establishment of such entity in Chile.

Taxation of Shares and ADSs

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADSs held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-for-one basis because it also increases the base on which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  As of January 1, 2004, the Chilean corporate tax rate is 17%.  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Company taxable income	100.0
Chilean corporate income tax (17% of Ch$ 100)	(17)
Net distributable income	83
Dividend distributed (50% of net distributable income)	41.5
Withholding tax (35% of the sum of Ch$ 41.5 dividend plus Ch$ 8.5)	(17.5)
Credit for 50% of Chilean corporate income tax	8.5
Net withholding tax	(9)
Net dividend received	32.5
Effective dividend withholding rate	21.69%

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) – (Chilean corporate income tax rate)
Withholding Tax Rate		1 – (Chilean corporate income tax rate)

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 8 to our consolidated financial statements.

Under Chilean income tax law, dividend distributions made in property are subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation.

Exceptions: Despite the general rule previously examined, there are special circumstances under which a different tax treatment would apply depending on the source of the income or due to special circumstances existing at the date of the dividend distribution.  The special cases of most common occurrence are briefly described below:

1)                                     Circumstances where there is no credit against the Chilean withholding tax:  Dividends distributed by the company to foreign holders may not receive a credit against the Chilean withholding tax.  Such is the case, for instance, when dividend distributions exceed the company’s taxable income or when the income was not subject to corporate income tax due to an exemption.  In these cases, the foreign holder will be subject to the Chilean withholding tax rate of 35%, without any credit whatsoever.

2)                                     Circumstances where dividends have been imputed to income exempted of all Chilean income taxes: In these cases, dividends distributed by the company to the foreign holder will not be subject to Chilean withholding tax.  Income exempted of all Chilean income taxes is expressly listed in the Chilean Income Tax Law.

3)                                     Circumstances where dividends are subject to a provisional withholding tax: In the event that on the date of the dividend distribution there are no earnings on which income tax has been paid and no tax-exempt earnings, a provisional withholding must be made on the dividends at the time of payment to the foreign holders.  This provisional withholding is calculated as if the dividends were paid from taxable income with corporate tax credit.  In other words, dividends will be subject to a 35% Chilean withholding tax rate, but they will provide a general corporate tax credit of 17%, which results in an effective dividend withholding rate of 21.69%.

The provisional withholding tax must be confirmed by December 31 of the year in which the dividend was paid.  This confirmation must be based on the company’s effective income up to December 31.  As a result of such confirmation the following circumstances may arise:

a)              That part or the total amount of the dividend corresponds to taxable income without tax credit, in which case the excess credit must to be refunded to the Chilean Treasury by April of the year following the dividend payment date.  The excess credit will be deducted from the next dividend to be paid to the foreign holder.

b)             That part or the total amount of the dividend corresponds to tax-exempted earnings.  In such cases, a refund of the excess taxes paid must be requested from the Chilean treasury by April of the year following the dividend payment.

a.                                       Circumstances when it is possible to use in Chile credit against income taxes paid abroad or “tax credit”:  This occurs when dividends distributed by the Chilean company have as their source income generated by companies resident in third countries.  If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on Sale or Exchange of ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares where shares or ADSs were acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such common shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a trader.  In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax.  The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation on sale or exchange of Shares where shares or ADSs were acquired after April 19, 2001

The income tax law includes a tax exemption on capital gains arising from the sale of shares of listed companies traded in the stock markets.  Although there are certain restrictions, in general terms, the amendment provides that to access to the capital gain exemption: (i) the shares must be of a public stock company with a certain minimum level of trading on a stock exchange; (ii) the sale must be carried out in a Chilean stock exchange, or on another stock exchange authorized by the SVS, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law; (iii) the shares which are being sold must have been acquired on a stock exchange, or in a tender offer subject to Chapter XXV of the Chilean Securities Market Law, or in an initial public offering (due to the creation of a company or to a capital increase), or due to the exchange of convertible bonds; and (iv) the shares must have been acquired after April 19, 2001.  If the shares do not qualify for the exemption, capital gain on their sale or exchange, if any, will be taxed in accordance with the rules described in the preceding paragraph. In addition, if the exemption does not apply and the foreign holder has held the shares for less than one year, gains from the disposition of shares will be subject to both income and withholding tax as described in the preceding paragraph.  The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

Taxation of Rights and ADS Rights

For Chilean tax purposes, the receipt of rights or ADS rights by a foreign holder of shares or ADSs pursuant to a rights offering is a nontaxable event.  In addition, there are no Chilean income tax consequences to foreign holders upon the exercise or the lapse of the rights or the ADS rights.  Any gain on the sale, exchange or transfer of the rights by a foreign holder is subject to a 35% Chilean withholding tax.

Other Chilean Taxes

There is no gift, inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder, but such taxes will generally apply to the transfer at death or by gift of the shares by a foreign holder.  There is no Chilean stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Material U.S. Income Tax Considerations

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

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as:

•	certain financial institutions;
•	insurance companies;
•	dealers and traders in securities who use a mark-to-market method of tax accounting;
•	persons holding shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;
•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
•	persons liable for the alternative minimum tax;
•	tax-exempt organizations;
•	persons holding shares or ADSs that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or
•	persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity is classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You are a “U.S. Holder” if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States, or,
•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs, you will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the Depositary (“pre-release”) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of common shares will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include the net amount withheld by us in respect of Chilean withholding taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend paid in Chilean pesos will be a dollar amount calculated by reference to the exchange rate for converting Chilean pesos into dollars in effect on the date of such receipt regardless of whether the payment is in fact converted into dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the dividend is converted into dollars on a date after the date of receipt.

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, the net amount of Chilean withholding tax (after reduction for the credit for Chilean corporate income tax, as discussed above under “—Chilean Tax Considerations — Taxation of Shares and ADSs — Taxation of Cash Dividends and Property Distributions”) withheld from dividends on shares or ADSs will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax advisor regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Chilean taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

In certain circumstances, Chilean taxes may be imposed upon the sale of shares.  See “Chilean Tax Considerations — Taxation of Shares and ADSs.”  If a Chilean tax is imposed on the sale or disposition of shares, and a U.S. holder does not receive significant foreign source income from other sources, such U.S. holder may not be able to credit such Chilean tax against his U.S. federal income tax liability.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2008 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for any taxable year during which you held shares or ADSs, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

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

F.            Dividends and paying agents

Not applicable.

G.            Statement by experts

Not applicable.

H.            Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at www.sec.gov.

I.             Subsidiary information

Not applicable.

Item 11(a) and 11(b)           Quantitative and Qualitative Disclosures about Market Risk

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

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2008 and 2007, we did not hold any contracts classified as derivative financial instruments, financial instruments or derivative commodity instruments related to natural gas.

We are partially exposed to the volatility of coal and diesel oil prices.  In the countries where we operate, the dispatch mechanism allows the thermal power plant to cover its variable cost.  On the other hand, under certain circumstances, fuel price fluctuations might affect marginal costs.  Additionally, through adequate commercial risk mitigation policies, and a hydrothermal mix, we seek to naturally protect the commodity price volatility over our operating margin.  As of December 31, 2008 and 2007, we did not hold any contracts classified as derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

As of December 31, 2008, we did not hold electricity price-sensitive instruments.

Interest Rate Risk

Of our total outstanding debt obligations as of December 31, 2008, 31.7% of such debt bore interest at floating rates compared to 31.4% in 2007.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt.  Additionally, we manage interest rate risk through the use of interest rate derivatives.  The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

The recorded values for accounting purposes of our financial debt as of December 31, 2008, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are detailed below, according to the date of maturity.  Total values do not include interest rate derivatives.

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	36,346	19,496	19,645	13,574	7,801	422,852	519,715	620,906
Weighted average interest rate	13.2%	13.4%	13.5%	14.2%	16.0%	9.2%	13.7%
$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145
Weighted average interest rate	8.3%	6.9%	7.0%	6.5%	8.5%	7.8%	8.0%
Other currencies(2)	129,328	187,710	238,483	48,854	102,704	397,852	1,104,932	1,136,774
Weighted average interest rate	7.6%	12.4%	10.9%	9.7%	7.8%	11.3%	10.8%

Variable rate:
Ch$- and UF-denominated	13,284	—	—	—	—	—	13,284	13,284
Weighted average interest rate	15.2%	—	—	—	—	—	15.2%	—
$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159
Weighted average interest rate	3.8%	4.7%	4.7%	5.7%	5.0%	4.4%	4.5%	—
Other currencies(2)	352,322	105,633	174,457	256,607	41,595	7,765	938,379	942,905
Weighted average interest rate	13.1%	13.8%	13.2%	13.0%	13.0%	11.0%	13.1%	—

Total	1,164,289	549,258	648,650	421,080	440,995	1,724,875	4,949,146	5,485,172

(1)   As of December 31, 2008, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)          “Other currencies” includes the Euro, the reais, the Colombian peso and the Peruvian sol, among others.

By comparison, as of December 31, 2007, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk were as follows:

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

(2)          “Other currencies” includes the Euro, the reais, the Colombian peso and the Peruvian sol, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is in dollar.  This risk is mitigated, as a substantial portion of our revenues is linked to the dollar either directly or indirectly.  Additionally, we manage this risk through the use of dollar/UF exchange currency swaps and dollar/peso forward foreign exchange contracts.  As of December 31, 2008, Enersis’ total consolidated indebtedness reached $7.9 billion, which includes the effect of currency hedging instruments.  From this amount, $3,091 million, or 39%, was denominated in dollars.  For the twelve-month period ended December 31, 2008, our revenues amounted to $10,579 million of which $661 million, or 6%, were denominated in dollars, and $1,874 million, or 18%, were linked in some way to the dollar.  In the aggregate, 24% of our revenues were either in dollars or correlated to such currency through some form of indexation.  On the other hand, the equivalent of $2,097 million was revenues in pesos, which represents 20% of our 2008 revenues.  The revenue figures discussed in this context are all prior to consolidation adjustments.

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

As of December 31, 2008, our currency risk policy determines a maximum level of consolidated accounting mismatch.  We manage that accounting risk through short-term hedging instruments until the difference between assets and liabilities in dollars returns to levels below the maximum permitted.

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

As of December 31, 2008, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:

$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145

Other currencies(2)	129,328	187,710	238,483	48,854	102,704	820,704	1,527,784	1,136,774
Variable rate:

$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159

Other currencies(2)	352,322	105,633	174,457	256,607	41,595	7,765	938,379	942,905
Other instruments(3)
$-denominated assets	291,793	107,446	2,156	—	—	—	401,395	291,793
Assets in other currencies(2)	2,281,280	85,575	31,273	14,268	14,347	58,882	2,485,625	2,281,280
Forward contracts (receive U.S.$/Pay Ch$)(1)	5,119	—	—	—	—	—	5,119	-2.2
Swap contracts (receive U.S.$/Pay Ch$)						381,870	381,870	-143.2
Other foreign currency derivatives(2)	70,010	25,458	37,657	36,290	19,094	28,157	216,666	-11.8

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$636,45 = $1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)          “Other currencies” includes the Euro, reais, the Colombian pesos, Peruvian soles, Argentine and Chilean pesos.

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

(2)          “Other currencies” includes the Euro, reais, the Colombian pesos, Peruvian soles, Argentine and Chilean pesos.

(3)          “Other instruments” include cash, time deposits and short-term accounts receivables.  See note 29 to financial statements.

11.D       Safe Harbor

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

PART II

Item 13.           Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.           Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) - 15 (e) and 15 (d) - 15 (e) under the Exchange Act) for the year ended December 31, 2008.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error, and the circumvention or overriding of the controls and procedures. Accordingly, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their control objectives.

Based upon the Company’s evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is gathered and communicated to the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not necessarily prevent or detect some misstatements.  It can only provide reasonable assurance regarding financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate over time.

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2008.  The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Enersis’ Management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

Deloitte Auditores y Consultores Ltda., the independent registered accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2008.  This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.           [Reserved]

Item 16A.        Audit Committee Financial Expert

On April 12, 2008, the Board of Directors determined that Patricio Claro is an audit committee financial expert as defined under Item 16A of Form 20-F, is serving on the audit committee and is an independent member of the Audit Committee.

Item 16B.        Code of Ethics

The standards of ethical conduct at Enersis are currently governed by means of three corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo) the Internal Regulations on Conduct in Securities Markets and the “Manual de Manejo de Información de Interés para el Mercado”.

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

The Manual de Manejo de Información de Interés para el Mercado, was adopted by Enersis’ Board of Directors in May 2008 and addresses the following issues:  applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, principal executives and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous revelation of information that is of interest to the market; and mechanisms that provide protection for confidential information..

A copy of these documents is also available upon request, free of charge, by writing or telephoning us at:

Investor Relations Department
Enersis S.A.
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682

During fiscal year 2008, there have been no amendments to any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets or the Manual de Manejo de Información de Interés para el Mercado.

No waivers from any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets or the Manual de Manejo de Información de Interés para el Mercado, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2008.

Item 16C. Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte Auditores y Consultores Ltda., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for periods indicated.

Services Rendered	2007	2008
	(millions of $)
Audit Fees	3.3	2.9
Audit-Related Fees (1)	—	0.2
Tax Fees(2)	0.3	0.1
All Other Fees	—	—
Total	3.6	3.2

(1) Figure for 2008 includes mainly fees paid for due diligence works in Chile for $ 85,535 and, special requirement of the Chilean regulator for $ 48,593

(2) During 2008, fees were paid for special requirement of the SVS for $ 48,593, primarily related with IFRS adoption. During 2007, fees were paid for due diligence works in Colombia for $ 36,000.

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

Item 16D.                        Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.                          Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2008.

Item 16F.                          Change in Registrant’s Certifying Accountants

Not applicable.

Item 16G.                        Corporate Governance

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

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07.  We do not currently comply with Rule 303A.07, but as of July 31, 2005, we did comply with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Board of Directors of Enersis created an Audit Committee.  The current members of this Committee, who satisfy the requirements of independence of NYSE, are: Messrs. Juan Eduardo Errázuriz, Patricio Claro and Hernán Somerville. As required by Chilean Law, Enersis also has a Directors’ Committee composed of three directors.  Although Chilean Law requires that the majority of the Directors’ Committee (two out of three members) be composed of directors who were not nominated by the votes of the controlling shareholder or, if excluding the votes from the controlling shareholders would have been elected nevertheless (a “non-control director”), it permits the Directors’ Committee to be composed of a majority or even a unanimity of control directors, if there are not sufficient non-control directors on the Board to serve on the committee.  Currently, our Directors’ Committee is composed of one non-control director and two directors nominated with the votes of the controlling shareholder.

Our Directors’ Committee performs the following functions:

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

•             examination of the compensation framework and plans for managers and executive officers; and

•             any other function mandated to the committee by the bylaws, the Board of Directors or the shareholders of the Company.

Pablo Yrarrázaval, Chairman of the Board, has also served as chairman of this committee since July 31, 2002.  The other members are Hernán Somerville and Patricio Claro.

The Audit Committee is composed of three independent members who also serve as directors of the Company.  It performs the following functions:

•             submits a proposal for the appointment and compensation of independent auditors at GSM;

•             oversees the work of independent auditors;

•             pre-approves audit and non-audit services provided by the independent auditors; and

•             establishes procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not contemplate this practice (except for the Manual), the Company has adopted the codes of conduct described above, and its GSM held on March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.

PART III

Item 17.                 Financial Statements

None.

Item 18.                 Financial Statements

Since October 10, 2007, the Italian energy company, Enel SpA (“Enel”), and the Spanish construction company, ACCIONA, S.A. (“Acciona”), jointly hold 92.06% of the share capital of Endesa, S.A. (“Endesa Spain”).  As of the date of this Report, Endesa Spain owns a 60.6% beneficial interest in Enersis, which is a Chilean publicly held limited liability stock company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.

On February 20, 2009, Acciona and Enel announced that they had reached an agreement through which Acciona, directly and indirectly, will transfer to Enel Energy Group Srl, a wholly-owned Enel subsidiary, 25.01% of Endesa Spain’s share capital.  The transfer is subject to legal authorizations and the approval by relevant authorities.  As a result, Enel Energy Group Srl will hold 92.06% of Endesa Spain’s share capital.  Enel’s 25.01% additional stake in Endesa Spain will be exchanged for approximately € 11.1 billion in cash, as well as wind and hydroelectric assets located in Spain and Portugal which are valued at approximately € 2.9 billion.  The transfer of shares and assets is expected to take place by August 31, 2009. When the transaction is completed, Enel will hold a 55.8% beneficial interest in Enersis.

ENERSIS S.A. and Subsidiaries

Item 19.                 Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis, as amended.*
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).*
4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (Spanish version).**
4.2	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and

Exhibit	Description
Enersis (English version).**
8.1	List of Subsidiaries as of December 31, 2008.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*                 Incorporated by reference to Enersis Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 14, 2007.

**          Incorporated by reference to Enersis Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Enersis.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

Date:  June 8, 2009

ENERSIS S.A.

By:	/s/ Ignacio Antoñanzas A.
Name: Ignacio A. Antoñanzas A.
Title: Chief Executive Officer

ENERSIS S.A. and Subsidiaries

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate (See Note 2 (c)).
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of United States dollars

Application of Constant Chilean Pesos

The consolidated financial statements included herein have been restated for general price-level changes and expressed in constant Chilean pesos of December 31, 2008 purchasing power.

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Enersis S. A.:

We have audited the accompanying consolidated balance sheets of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 (expressed in constant Chilean pesos). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Empresa Nacional de Electricidad S.A., certain of its consolidated subsidiaries and certain of its equity method investees (hereinafter collectively referred to as “Endesa-Chile”), which statements reflect total assets constituting 36.78% and 34.60% of consolidated total assets at December 31, 2007 and 2008, respectively, and total revenues constituting 23.04%, 33.05% and 30.05% of consolidated total revenues for the years ended December 31, 2006, 2007 and 2008, respectively, and Empresa Distribuidora Sur, S.A. (“Edesur”) as of and for the year ended December 31, 2008, which statements reflect total assets constituting 5.84% of consolidated total assets at December 31, 2008, and total revenues constituting 6.26% of consolidated total revenues for the year ended December 31, 2008. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 37, the financial statements of Endesa-Chile’s reflect 16.88% and 17.99% of the Enersis consolidated U.S. GAAP adjustments to shareholders’ equity at December 31, 2007 and 2008, respectively, and 7.00%, 6.88% and 21.46% of the Enersis consolidated U.S. GAAP adjustments to net income for the years ended December 31, 2006, 2007 and 2008, respectively, while the financial statements of Edesur reflect 0.09% of the Enersis consolidated U.S. GAAP adjustments to shareholders’ equity at December 31, 2008, and 0.13% of the Enersis consolidated U.S. GAAP adjustments to net income for the year ended December 31, 2008. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Endesa-Chile and Edesur, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile.

Una firma miembro de Deloitte Touche Tohmatsu

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2008, and the determination of shareholders’ equity as of December 31, 2007 and 2008, to the extent summarized in Note 37 to the consolidated financial statements.

As discussed in Note 36 to the consolidated financial statements, the Company adopted International Financial Reporting Standards (“IFRS”), effective January 1, 2009.

Our audits also comprehended the translation of constant Chilean Peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2 (c). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit and the report of the other auditors.

Santiago, Chile

May 29, 2009

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Enersis S.A.:

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad S.A. and certain subsidiaries (collectively hereinafter referred to as “Endesa-Chile”), whose financial statements reflect total assets and revenues constituting 34.60% and 30.05% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated May 29, 2009 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Santiago, Chile

May 29, 2009

KPMG Consultores Auditores Ltda.	Phone	+ 56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax	+ 56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and subsidiaries (the Company) as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the consolidated financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 30.25 percent and total revenues constituting 24.46 percent of the Company’s related 2008 consolidated totals. Those financial statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the accompanying consolidated financial statements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in thousands of Chilean pesos, as restated for general price-level changes, have been translated into United States dollars on the basis set forth in note 2 b) of the notes to the consolidated financial statements.

As discussed in Note 35 to the accompanying consolidated financial statements, the Company adopted International Financial Reporting Standards (IFRS), effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 29, 2009, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 29, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

KPMG Consultores Auditores Ltda.
3520 Isidora Goyenechea Av., 2nd floor	Phone	+56 (2) 798 1000
Las Condes, Santiago, Chile	Fax	+56 (2) 798 1001
www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Endesa-Chile and subsidiaries as of December 31, 2008, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended, and our report dated May 29, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile
May 29, 2009

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

Ernst & Young Chile
Huérlanos 770, piso 5
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated balance sheet of Endesa-Chile and its subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of certain subsidiaries, which statements reflect total assets representing 31.39 percent as of December 31, 2007 and total revenues representing of 38.08 percent and 33.76 percent for each of the two years in the period ended December 31, 2007, respectively. We also did not audit the consolidated financial statements of certain investments accounted for under the equity method, which represented 6.84 percent of total consolidated assets as of December 31, 2007 and the equity in their net results represented 19.6 percent and 9.5 percent of the consolidated net income for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa-Chile and subsidiaries at December 31, 2007 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 36 to the consolidated financial statements).

ERNST & YOUNG LTDA.

Santiago, Chile

February 19, 2008

(except for Note 36 for which the date is April 30, 2008)

A member firm of Ernst & Young Global Limited

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia

Tel: +57 (1) 5461810 - 5461815
Fax: +57 (1) 2178088
www.deloitte.com/co

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the balance sheets of Emgesa S.A. E.S.P. (the “Company”) as of December 31, 2008 and 2007 and the related statements of income, shareholders’ equity and cash flows for the three years in the period ended December 31, 2008, all expressed in thousands of U.S. dollars (not separately presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Chile.

As described in greater detail in Note 1 to the financial statements, on August 17, 2007, the Office of the Superintendent of Corporations in Colombia authorized the merger through absorption between Central Hidroeléctrica de Betania S.A. E.S.P. and Emgesa S.A. E.S.P.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years ended December 31, 2008 and the determination of shareholders’ equity at December 31, 2008 and 2007 to the extent summarized in Note 28.

Our audits also comprehended the translation of U.S. dollar amounts into constant Chilean Peso amounts and, in our opinion; such translation has been made in conformity with the basis stated in Note 2 c). Such constant Chilean Peso amounts are presented solely for the convenience of readers in Chile.

DELOITTE & TOUCHE LTDA.

Bogotá - Colombia

February 27, 2009

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma
De Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Endesa Argentina S.A.:

We have audited the consolidated balance sheets of Endesa Argentina S.A. and subsidiaries (the “Company”) as of December 31, 2007 and the related consolidated statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Argentina S.A. and subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007, to the extent summarized in Note 36.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

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
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Endesa Brasil S.A.:

We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain of its consolidated subsidiaries (hereinafter collectively referred to as the “Subsidiaries”), which statements reflect total assets constituting 30.63% of consolidated total assets at December 31, 2007 and total revenues constituting 27.21% and 36.32% of consolidated total revenues for the years ended December 31, 2006 and 2007, respectively. With respect to the consolidated shareholders’ equity and net income information stated on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”) in Note 25, these financial statements reflect 54.43% of the Endesa Brasil consolidated U.S. GAAP adjustments to shareholders’ equity at December 31, 2007 and 56.77% and 55.31% of the Endesa Brasil consolidated U.S. GAAP adjustments to net income for the years ended December 31, 2006 and 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for the Companies, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2008, and the determination of shareholders’ equity as of December 31, 2007 and 2008, to the extent summarized in Note 25 to the consolidated financial statements.

Santiago, Chile

May 29, 2009

•	Praia de Botafogo, 300 -13° andar	•	Fone:	(55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax:	(55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Centrais Elétricas Cachoeira Dourada - CDSA

We have audited the accompanying balance sheets of Centrais Elétricas Cachoeira Dourada - CDSA (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Centrais Elétricas Cachoeira Dourada - CDSA as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG
Auditores Independentes S. S.

Claudio Camargo
Partner

•	Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax:	(55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Central Geradora Termelétrica Fortaleza - CGTF

We have audited the accompanying balance sheets of Central Geradora Termelétrica Fortaleza - CGTF (the “Company”) as of December 31, 2006 and 2007, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of Central Geradora Termelétrica Fortaleza - CGTF as of December 31, 2006 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 21 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG

Auditores Independentes S.S.

Claudio Camargo

Partner

•	Praia de Botafogo, 300 - 13° andar	•	Fone:	(55) (21) 2109-1400
	22250-040 - Rio de Janeiro, RJ, Brasil		Fax:	(55) (21) 2109-1600
www.ey.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

CIEN - Companhia de Interconexão Energética

We have audited the accompanying consolidated balance sheets of CIEN - Companhia de Interconexão Energética and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for years then ended (not presented separately herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Transportadora de Energía S.A. - TESA and Compañía de Transmisión del MERCOSUR S.A. - CTM, wholly-owned subsidiaries of the Company, which statements reflect total assets of 13 percent and 11 percent as of December 31, 2006 and 2007, respectively, and total revenues representing and 6 percent and 2 percent for each of the two years in the period ended December 31, 2007, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Transportadora de Energía S.A. - TESA and Compañía de Transmisión del MERCOSUR S.A. - CTM, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CIEN - Companhia de Interconexão Energética and its subsidiaries at December 31, 2006 and 2007, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 24 to the financial statements).

Rio de Janeiro, Brazil, March 27, 2008

ERNST & YOUNG

Auditores Independentes S.S.

Claudio Camargo

Partner

Deloitte & Co. S.R.L.
Florida 234, Piso 5°
C1005AAF
Ciudad Autónoma De Buenos Aires
Argentina

Tel: (54-11) 4320-2700
Fax: (54-11) 4325-8081/4326-7340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Transportadora de Energía S.A.:

We have audited the balance sheet of Transportadora de Energía S.A. (the “Company”) as of December 31, 2007 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Transportadora de Energía S. A. as of December 31, 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 to the extent summarized in Note 20.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

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
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of

Compañía de Transmisión del Mercosur S.A.:

We have audited the balance sheet of Compañía de Transmisión del Mercosur S.A. (the “Company”) as of December 31, 2007 and the statements of operations and cash flows for each of the two years in the period ended December 31, 2007 (none of which are presented herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of Compañía de Transmisión del Mercosur S.A. as of December 31, 2007 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the two years in the period ended December 31, 2007 and the determination of shareholders’ equity at December 31, 2007 to the extent summarized in Note 19.

DELOITTE & Co. S.R.L.

Carlos A. Lloveras

Buenos Aires, March 27, 2008

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its Member Firms.

Sibille Bouchard 710 — 1st floor (C1106ABL)	Phone Fax	+54-11 4316-5700 +54-11 4316-5800
Buenos Aires, Argentina	www.kpmg.com.ar

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Distribuidora Sur S.A. (Edesur S.A.):

We have audited the balance sheet of Edesur S.A. (the Company) as of December 31, 2008, and the related statements of income and cash flows for the year then ended (none of which are presented herein).  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edesur S.A. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the financial statements.

SIBILLE

(Member Firm of KPMG International)

Ariel S. Eisenstein

Partner

Buenos Aires, Argentina

May 29, 2009

Sibille, a Partnership established under Argentine Law and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative. All rights reserved.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant
Chilean pesos as of December 31, 2008, and thousands of US dollars)

	As of December 31,
	2007	2008	2008
	ThCh$	ThCh$	ThUS$
ASSETS

CURRENT ASSETS
Cash	89,275,796	133,550,264	209,836
Time deposits	440,591,912	624,749,431	981,616
Marketable securities	12,847,437	105,047,106	165,052
Accounts receivable, net	1,075,260,601	1,138,162,639	1,788,299
Notes receivable, net	12,892,797	7,749,050	12,175
Other accounts receivable, net	108,649,553	95,067,667	149,372
Amounts due from related companies	165,946,198	30,882,447	48,523
Inventories	114,823,653	104,197,536	163,717
Taxes recoverable	157,591,461	134,057,400	210,633
Prepaid expenses	54,838,422	58,744,892	92,300
Deferred taxes	74,497,556	55,606,106	87,369
Other current assets	154,673,276	506,737,067	796,194

Total current assets	2,461,888,662	2,994,551,605	4,705,086

PROPERTY, PLANT AND EQUIPMENT
Land	150,430,556	169,158,999	265,785
Buildings and infrastructure	12,374,354,314	14,160,783,677	22,249,640
Machinery and equipment	2,161,441,303	2,692,490,347	4,230,482
Other plant and equipment	580,886,985	853,202,108	1,340,564
Technical appraisal	36,692,443	36,562,001	57,447
Accumulated depreciation	(6,583,805,680)	(7,831,986,630)	(12,305,737)

Total property, plant and equipment, net	8,719,999,921	10,080,210,502	15,838,181

OTHER ASSETS
Investments in related companies	64,464,056	118,707,021	186,514
Investments in other companies	25,021,876	29,679,635	46,633
Goodwill, net	698,243,292	635,693,667	998,812
Negative goodwill, net	(40,722,414)	(41,530,494)	(65,253)
Long-term receivables	212,940,711	201,124,587	316,010
Amounts due from related companies	682,310	112,822,268	177,268
Intangibles	103,810,481	132,028,655	207,445
Accumulated amortization	(65,244,146)	(87,690,142)	(137,780)
Other assets	274,643,129	224,030,573	352,000

Total other assets	1,273,839,295	1,324,865,770	2,081,649

TOTAL ASSETS	12,455,727,878	14,399,627,877	22, 624,916

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, and thousands of US dollars)

	As of December 31,
	2007	2008	2008
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS´EQUITY

CURRENT LIABILITIES:
Short-term debt due to banks and financial institutions	184,797,723	279,225,801	438,724
Current portion of long-term debt due to banks and financial Institutions	140,819,523	281,710,562	442,628
Current portion of bonds payable	398,611,785	611,261,962	960,424
Current portion of long-term notes payable	26,336,041	35,570,848	55,889
Dividends payable	35,812,653	5,832,062	9,163
Accounts payable	560,569,116	625,017,276	982,037
Short-term notes payable	17,382,321	16,448,180	25,844
Miscellaneous payables	115,543,608	144,861,747	227,609
Amounts payable to related companies	34,685,869	43,097,251	67,715
Accrued expenses	81,748,068	100,217,026	157,463
Withholdings	115,470,118	131,803,915	207,092
Income taxes payable	19,975,609	90,992,692	142,969
Deferred income	8,526,356	10,274,431	16,143
Other current liabilities	143,985,590	147,470,960	231,709

Total current liabilities	1,884,264,380	2,523,784,713	3,965,409

LONG-TERM LIABILITIES:
Due to banks and financial institutions	1,115,923,797	1,158,698,622	1,820,565
Bonds payable	2,338,000,343	2,391,113,689	3,756,954
Long-term notes payable	133,911,774	132,784,275	208,633
Miscellaneous payables	156,760,069	153,874,538	241,770
Amounts payable to related companies	8,888,191	8,977,789	14,106
Accrued expenses	368,396,242	361,453,635	567,921
Deferred taxes	24,438,149	125,201,091	196,718
Other long-term liabilities	277,765,330	169,380,922	266,134

Total long-term liabilities	4,424,083,895	4,501,484,561	7,072,801

MINORITY INTEREST	2,985,784,314	3,677,145,791	5,777,588

SHAREHOLDERS´ EQUITY:
Paid-in capital, no par value	2,824,882,834	2,824,882,834	4,438,499
Additional paid-in capital	201,314,070	201,314,070	316,308
Other reserves	(474,250,155)	(339,568,470)	(533,535)
Retained earnings	423,601,980	490,313,366	770,388
Net income for the year	205,141,910	570,883,101	896,980
Interim dividends	(19,095,350)	(50,612,089)	(79,522)

Total shareholders´ equity	3,161,595,289	3,697,212,812	5,809,118

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	12,455,727,878	14,399,627,877	22,624,916

The accompanying notes are an integral part of these consolidates financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, and thousands of US dollars)

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
OPERATING INCOME:
SALES	4,526,458,133	4,915,620,866	6,650,287,115	10,449,033
COST OF SALES	(3,030,346,242)	(3,255,835,469)	(4,305,903,952)	(6,765,502)

GROSS PROFIT	1,496,111,891	1,659,785,397	2,344,383,163	3,683,531

ADMINISTRATIVE AND SELLING EXPENSES	(263,022,870)	(291,028,443)	(365,585,705)	(574,414)

OPERATING INCOME	1,233,089,021	1,368,756,954	1,978,797,458	3,109,117

NON-OPERATING INCOME AND EXPENSE:
Interest income	150,939,621	125,323,230	176,356,849	277,095
Equity in income of related companies	6,040,084	2,975,493	3,600,288	5,657
Other non-operating income	123,790,418	217,067,647	430,956,724	677,127
Equity in loss of related companies	(146,610)	(62,610,280)	(5,971,152)	(9,382)
Amortization of goodwill	(65,389,307)	(65,137,633)	(65,495,568)	(102,908)
Interest expense	(456,968,534)	(443,534,445)	(495,695,627)	(778,845)
Other non-operating expenses	(244,766,526)	(379,751,866)	(302,056,294)	(474,595)
Price-level restatement, net	1,423,153	(11,765,090)	(24,102,668)	(37,870)
Exchange difference, net	6,230,982	7,390,475	16,279,237	25,576

NON-OPERATING EXPENSE, NET	(478,846,719)	(610, 042,469)	(266,128,211)	(418,145)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	754,242,302	758,714,485	1,712,669,247	2,690,972

INCOME TAXES	(111,357,579)	(275,677,558)	(450,974,535)	(708,578)

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	642,884,723	483,036,927	1,261,694,712	1,982,394

MINORITY INTEREST	(315,537,708)	(282,710,421)	(697,031,109)	(1,095,186)

INCOME (LOSS) BEFORE AMORTIZATION OF NEGATIVE GOODWILL	327,347,015	200,326,506	564,663,603	887,208

AMORTIZATION OF NEGATIVE GOODWILL	7,108,225	4,815,404	6,219,498	9,772

NET INCOME FOR THE YEAR	334,455,240	205,141,910	570,883,101	896,980

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008, and thousands of US dollars)

	For the years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$

Net income for the year	334,455,240	205,141,910	570,883,101	896,980

GAIN FROM SALES OF ASSETS:
Gain on sale of property, plant and equipment	(21,722,482)	(612,814)	(4,832,649)	(7,593)
Gain on sale of investments	—	(3,351,925)	—	—
Gain on sale of other assets	(316,863)	(619,636)	(606,067)	(952)

Charges (credits) to income which do not represent cash flows:
Depreciation	484,929,952	453,778,547	553,586,380	869,803
Amortization of intangibles	9,192,229	9,511,163	12,540,978	19,705
Write-offs and accrued expenses	30,484,137	57,098,278	48,862,444	76,773
Equity in income of related companies	(6,040,084)	(2,975,493)	(3,600,288)	(5,657)
Equity in loss of related companies	146,610	62,610,280	5,971,152	9,382
Amortization of goodwill	65,389,307	65,137,633	65,495,568	102,908
Amortization of negative goodwill	(7,108,225)	(4,815,404)	(6,219,498)	(9,772)
Price-level restatement, net	(1,423,153)	11,765,090	24,102,668	37,870
Exchange difference, net	(6,230,982)	(7,390,475)	(16,279,237)	(25,578)
Other credits to income which do not represent cash flows	(17,767,519)	(58,512,517)	(337,564,456)	(530,386)
Other charges to income which do not represent cash flows	80,479,966	222,166,759	108,237,899	170,065

Changes in assets which affect operating cash flows:
Decrease (increase) in trade receivables	(211,218,280)	(235,279,055)	(18,622,255)	(29,260)
Decrease (increase) in inventory	5,457,942	(33,307,433)	7,535,054	11,839
Decrease (increase) in other assets	(113,651,111)	(72,891,642)	16,720,531	26,272

Changes in liabilities which affect operating cash flows:
Increase (decrease) in accounts payable associated with operating results	170,914,612	254,498,869	(9,966,658)	(15,660)
Increase (decrease) in interest payable	32,660,987	32,767,978	(49,257,603)	(77,394)
Increase (decrease) in income tax payable	(35,805,478)	(105,383,445)	171,364,293	269,250
Increase (decrease) in other accounts payable associated with operating results	(43,194,035)	(17,123,301)	44,260,688	69,543
Net (increase) in value added tax and other similar taxes payable	(56,509,755)	(75,544,827)	42,484,839	66,753
Income attributable to minority interest	315,537,708	282,710,421	697,031,109	1,095,186

Net cash flows provided by operating activities	1,008,660,723	1,039,378,961	1,922,127,993	3,020,077

CASH FLOWS FROM FINANCING ACTIVITIES:
Share issuance	—	3,071,186	—	—
Proceeds from the issuance of debt	1,490,295,843	946,952,913	1,224,190,888	1,923,467
Proceeds from bond issuances	194,905,633	395,431,922	338,110,915	531,245
Other receipts from financing	—	—	2,240,142	3,520
Distribution of capital in subsidiary	(100,026,329)	(15,616,246)	—	—
Dividends paid	(208,897,947)	(602,343,993)	(524,771,104)	(824,528)
Payment of debt	(1,156,833,515)	(776,642,547)	(1,024,994,172)	(1,610,487)
Payment of bonds	(548,364,306)	(141,130,787)	(342,535,816)	(538,198)
Payment of loans obtained from related companies	(9,447,806)	(2,586,069)	(3,027,339)	(4,757)
Payment of bond issuance costs	(584,862)	—	—	—
Other disbursements for financing	(8,518,857)	(1,503,688)	(15,566,113)	(24,458)

Net cash used in financing activities	(347,472,146)	(194,367,309)	(346,352,599)	(544,196)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property, plant and equipment	52,105,704	4,089,831	9,557,491	15,017
Sales of investment in related companies	57,770	9,118,784	7,730,911	12,147
Payments received from notes receivable from related companies	3,264,007	—	62,399,934	98,044
Other receipts from investments	2,236,704	48,028,164	32,763,944	51,479
Liquidation of subsidiary	(4,819,794)	—	—	—
Additions to property, plant and equipment	(605,574,609)	(646,926,245)	(826,764,955)	(1,299,026)
Long-term investments in related companies	(26,374,671)	(41,580,361)	(19,864,710)	(31,212)
Documented loans to related companies	—	(4,836,766)	—	—
Other loans to related companies	—	(42,177,525)	(29,257,957)	(45,971)
Other investment disbursements	(14,671,375)	(78,800,066)	(16,913,258)	(26,574)

Net cash used in investing activities	(593,776,264)	(753,084,184)	(780,348,600)	(1,226,096)

POSITIVE (NEGATIVE) NET CASH FLOW FOR THE PERIOD	67,412,313	91,927,468	795,426,794	1,249,785

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	17,051,071	21,180,785	(121,532,317)	(190,952)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	84,463,384	113,108,253	673,894,477	1,058,833

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	430,260,166	514,723,550	627,831,803	986,459

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	514,723,550	627,831,803	1,301,726,280	2,045,292

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of
	Paid-in	paid-in	Other	Retained	subsidiaries in	Interim	Net income
	capital	capital	reserves	earnings	development stage	dividends	for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2006	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,428
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Investment equity variations	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend N° 73	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Cumulative translation adjustment	—	—	14,766,794	—	—	—	—	14,766,794
Reserve Technical Bulletin No. 72	—	—	(825,381)	—	—	—	—	(825,381)
Price-level restatement	49,677,740	3,540,263	(4,971,274)	5,522,778	—	—	—	53,769,507
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (1)	2,824,882,834	201,314,070	(278,761,824)	317,285,020	(212,574)	(42,389,065)	334,455,240	3,356,573,701

As of January 1, 2007	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909
Transfer of prior year income to retained earnings	—	—	—	249,535,820	181,751	36,242,795	(285,960,366)	—
Investment equity variations	—	—	(7,702,898)	—	—	—	—	(7,702,898)
Final dividend N° 75	—	—	—	(159,675,172)	—	—	—	(159,675,172)
Reserve Technical Bulletin No. 72	—	—	(56,695,443)	—	—	—	—	(56,695,443)
Cumulative translation adjustment	—	—	(115,113,442)	—	—	—	—	(115,113,442)
Price-level restatement	178,731,046	12,737,192	(17,637,331)	27,842,117	—	(190,784)	—	201,482,240
Interim dividend	—	—	—	—	—	(17,343,973)	—	(17,343,973)
Net income for the year	—	—	—	—	—	—	188,376,410	188,376,410

As of December 31, 2007	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631

As of December 31, 2007 (1)	2,824,882,834	201,314,070	(474,250,155)	423,601,980	—	(19,095,350)	205,141,910	3,161,595,289
As of January 1, 2008	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631
Transfer of prior year income to retained earnings	—	—	—	170,841,653	—	17,534,757	(188,376,410)	—
Investment equity variations	—	—	11,489,022	—	—	—	—	11,489,022
Final dividend N° 77	—	—	—	(111,424,065)	—	—	—	(111,424,065)
Reserve Technical Bulletin No. 72	—	—	13,374	—	—	—	—	13,374
Cumulative translation adjustment	—	—	123,179,289	—	—	—	—	123,179,289
Price-level restatement	230,867,376	16,452,665	(38,758,736)	41,913,244	—	(351,822)	—	250,122,727
Interim dividend	—	—	—	—	—	(50,260,267)	—	(50,260,267)
Net income for the year	—	—	—	—	—	—	570,883,101	570,883,101

As of December 31, 2008	2,824,882,834	201,314,070	(339,568,470)	490,313,366	—	(50,612,089)	570,883,101	3,697,212,812

As of December 31, 2008 (2)	4,438,499	316,308	(533,535)	770,388	—	(79,522)	896,980	5,809,117

(1) Restated in thousands of constant Chilean pesos as of December 31, 2008.

(2) Expressed in thousands of US$ as of December 31, 2008

The accompanying notes are an integral part of these consolidated financial statements.

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos of December 31, 2007, except as stated)

As of and for the years ended December 31, 2006, 2007 and 2008

Note 1.      Description of Business

ENERSIS S.A., “Enersis” or the “Company” is registered in the Securities Register under No.0175 and is regulated by the Chilean Superintendence of Securities and Insurance (the “SVS”). The Company issued publicly registered American Depositary Receipts with the U.S. Securities and Exchange Commission (“SEC”) in 1993 and 1996. Enersis  is a reporting company under the United States Securities and Exchange Act of 1934.

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

In certain cases generally accepted accounting principles in Chile require that assets or liabilities be recorded or disclosed at their fair values.

(ii)   Reclassifications - For purposes of comparison, the following reclassifications were made in the 2006 and 2007 financial statements:

2007  Balance sheet reclassifications

	Charges		Credits
	ThCh$		ThCh$

Building and infrastructure	101,456,022	Technical appraisals	101,456,022
Long term Accrued expenses	10,877,864	Short term accrued expenses	10,877,864

2007  Statement of operations reclassifications

	Charges		Credits
	ThCh$		ThCh$

Financial Income	1,444,829	Cost of sales	189,613,645
Sales	188,168,816

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

2006  Statement of operations reclassifications

	Charges		Credits
	ThCh$		ThCh$

Financial Income	743,251	Sales	743,251

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

	Percentage participation in voting rights as of December 31,
	2006		2007		2008
Company	Economic	Voting	Economic	Voting	Economic	Voting

Synapsis Soluciones y Servicios IT Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Inmobiliaria Manso de Velasco Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Cía. Americana de Multiservicios Ltda.	100.00	100.00	100.00	100.00	100.00	100.00
Endesa Chile	59.98	59.98	59.98	59.98	59.98	59.98
Chilectra S.A. (former Elesur) (1)	99.08	99.08	99.08	99.08	99.08	99.08
Inversiones Distrilima S.A.	55.90	68.39	55.90	68.39	55.90	68.39
Empresa Distribuidora Sur S.A. (Edesur)	65.39	65.89	65.39	65.89	65.39	65.89
Codensa S.A. (2)	21.73	25.71	21.73	25.71	21.73	25.71
Investluz (3)	59.51	100.00	59.51	100.00	59.51	100.00
Ampla Energía e Serviços S.A.	69.88	91.93	69.88	91.93	69.88	91.93
Ampla Investimentos e Serviços S.A.	69.88	91.93	69.88	91.93	69.88	91.93
Compañía de Interconexión Energética S.A. (Cien) (4)	53.57	100.00	53.57	100.00	53.57	100.00
Central Geradora Termeléctrica Fortaleza S.A. (4)	53.57	100.00	53.57	100.00	53.57	100.00
Endesa Brasil S.A. (4)	53.57	71.52	53.57	71.52	53.57	71.52
Cachoeira Dourada S.A.	53.36	99.61	53.36	99.61	53.36	99.61

(1)

In the extraordinary meeting of Elesur S.A., held on March 31, 2006, shareholders approved the name change. The merger of Chilectra (formerly Elesur) and Chilectra S.A., approved in general meetings of their shareholders held on March 31, 2006, became effective on April 1, 2006.

On May 27, 2004, 99.9989% of Elesur S.A. was purchased, therefore, as from that date it is consolidated into Enersis S.A. financial statements.

(2)	Codensa S.A. is consolidated because of the majority presence on the board of directors, obtained through the shareholders’ agreement of January 27, 2004, between Endesa Latinoamérica and Enersis S.A.

(3)	Investluz is Parent Company of Companhia Energética do Céará S.A. Coelce.

(4)

As a result of the creation of the Brazilian holding company, Endesa Brasil S.A. (“Endesa Brasil”) (see Note 11 (f) i, this company and its subsidiaries were included in the consolidated financial statements of Enersis S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(iv)          Consolidated subsidiaries of Endesa Chile are detailed as follows:

The table below sets forth the percentage participation of Endesa Chile in its consolidated companies:

	Percentage participation in voting rights as of December 31,
	2006	2007	2008
Company name	Total	Total	Direct	Indirect	Total
Enigesa S.A. (Chile)	100.00	100.00	99.51	0.49	100.00
Ingendesa S.A. (Chile)	100.00	100.00	98.75	1.25	100.00
Pehuenche S.A. (Chile)	92.65	92.65	92.65	—	92.65
Endesa Argentina S.A. (Argentina)	99.99	99.99	99.66	0.33	99.99
Pangue S.A.(1) (Chile	94.99	94.99	94.98	0.01	94.99
Hidroinvest S.A. (Argentina) (2)	69.93	96.09	41.94	54.15	96.09
Hidroeléctrica El Chocón S.A. (Argentina) (2)	65.19	67.67	2.48	65.19	67.67
Endesa Costanera S.A. (Argentina) (2) (3)	64.26	69.77	12.33	57.43	69.77
Endesa Brasil Participacoes Ltda. (Brazil)(4)	100.00	100.00	—	—	—
Sociedad Concesionaria Túnel El Melón S.A.(Chile) (5)	99.96	100.00	99.99	0.01	100.00
Compañía Eléctrica Cono Sur S.A. (Pánama) (6)	100.00	100.00	—	—	—
Emgesa S.A. (Colombia) (7) (8)	23.45	26.87	26.87	—	26.87
Central Eólica Canela S.A. (Chile) (9)	—	75.00	—	75.00	75.00
Edegel S.A. (Peru) (10)	55.44	55.44	—	54.20	54.20
Generandes Perú S.A. (Peru) (10) (11)	59.63	59.63	—	61.00	61.00
Southern Cone Power Argentina S.A. (Argentina) (3)	—	100.00	98.00	2.00	100.00
Compañía Eléctrica San Isidro S.A. (Chile)	100.00	100.00	100.00	—	100.00
Compañía Eléctrica Tarapacá S.A. (Chile)	100.00	100.00	99.94	0.06	100.00
Inversiones Endesa Norte S.A. (Chile)	100.00	100.00	99.99	0.01	100.00
Ingendesa Do Brasil Limitada (Brazil)	100.00	100.00	1.00	99.00	100.00
Endesa Eco S.A. (Chile) (9)	100.00	100.00	99.99	0.01	100.00

(1)     See Note 11 (g) (i).

(2)     See Note 11 (g) (v).

(3)     See Note 11 (g) (iv).

(4)     See Note 11 (h) (iii).

(5)     See Note 11 (g) (vi).

(6)     See Notes 11 (h) (ii) and 11 (f) (ii).

(7)     Endesa Chile exercises control over this company pursuant to a shareholders’ agreement dated August 30, 2007 held between the Company and Endesa Latinoamérica S.A.

(8)     See Notes 11 (f) (iii), 11 (g) (iii) and 11 (h) (i)

(9)     See Note 11 (e) (iii).

(10)   See Notes 11 (g) (ii)

(11)  On June 1, 2008, the Scotiabank interest group, which owned 2.27% in Generandes Perú S.A., withdrew its participation in exchangefor 1.24% of Edegel S.A. Therefore, Endesa group participation in Generandes Perú S.A. increased from 59.63% to 61%.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The participation in voting rights is equal to economic participation in all subsidiaries except for those presented as follows:

	Percentage of economic
	participation as of December 31,
	2006	2007	2008
	%	%	%

Edegel S.A. (1)	33.06	33.06	33.06
Hidroeléctrica El Chocón S.A. (2)	47.45	65.37	65,37

(1)     See Notes 11 (g) (ii)

(2)     See Note 11 (g) (v).

b)     Years covered

These financial statements reflect the Company’s financial position as of December 31, 2007 and 2008, and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years ended December 31, 2006, 2007 and 2008.

c)     Constant currency restatement

The cumulative inflation rate in Chile as measured by the Chilean Consumer Price Index (“CPI”) for the three-year period ended December 31, 2008 was approximately 18.4%.

Chilean GAAP requires that the financial statements be restated to reflect the full effects of gain or loss in the purchasing power of the Chilean peso in the financial position and results of operations of reporting entities. The method described below is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency. The model prescribes that the historical cost of all non-monetary accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The financial statements of the Company have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean currency during each year. All non-monetary assets and liabilities, equity and income statement accounts have been restated to reflect the changes in the CPI from the date they were acquired or incurred to year-end (see also Note 24).

The price level restatement gain or loss included in net income reflects the effects of Chilean inflation on the assets and liabilities held by the Company.

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

The values of the Chilean consumer price indices used to reflect the effects of the changes in the purchasing power of the Chilean peso (“price-level restatement”)for accounting purposes are as follows:

		Change over
		Previous
	Index	November 30

November 30, 2006	100.00	2.1%
November 30, 2007	107.40	7.4%
November 30, 2008	116.96	8.9%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

By way of comparison, the actual values of the Chilean consumer price indices as of the balance sheet dates are as follows:

		Change over
		Previous
	Index	December 31

December 31, 2006	100.00	2.6%
December 31, 2007	107.80	7.8%
December 31, 2008	115.45	7.1%

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

Index-linked assets and liabilities

Assets and liabilities that are denominated in index-linked units of account are stated at the year-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (“UF”), which is adjusted daily to reflect the changes in Chile’s CPI. Certain of the Company’s investments are linked to the UF. When the Company’s indexed liabilities exceed its indexed assets, the increase (decrease) in the index results in a net loss (gain) on indexation. Values for the UF are as follows (historical Chilean pesos per UF):

Ch$

December 31, 2006	18,336.38
December 31, 2007	19,622.66
December 31, 2008	21,452.57

Comparative financial statements

For comparative purposes, the 2006 and 2007 consolidated financial statements and the amounts disclosed in the related Notes have been restated in terms of the purchasing power of Chilean pesos as of December 31, 2008.

This updating does not change the prior years’ statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Convenience translation to U.S. dollars

The financial statements are stated in Chilean pesos. The translations of Chilean pesos into dollars are included solely for the convenience of the reader, using the observed exchange rate reported by the Chilean Central Bank as of December 31, 2008 of Ch$636.45 to $1.00. The convenience translations should not be construed as representations that the Chilean peso amounts have been, could have been, or could in the future be, converted into dollars at this or any other rate of exchange.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

d)     Assets and liabilities in foreign currencies

Assets and liabilities denominated in foreign currencies are detailed in Note 32. These amounts have been stated at the observed exchange rates reported by the Central Bank of Chile as of each December 31, as follows:

	Symbol	As of December 31,
Currency	Used	2006	2007	2008
		Ch$	Ch$	Ch$

United States dollar	US$	532.39	496.89	636.45
British pound sterling		£1,041.86	989.43	918.27
Colombian peso	$Col	0.24	0.25	0.28
New Peruvian sol	Soles	166.58	165.96	202.69
Brazilian real	Rs	249.01	280.52	272.34
Japanese yen		¥4.47	4.41	7.05
Euro		€702.08	730.94	865.80
Unidad de Fomento (UF)	UF	18,336.38	19,622.66	21,452.57
Argentine peso	$Arg	173.87	157.79	184.32

e)     Time deposits and marketable securities

Time deposits are presented at cost plus accrued interest and UF indexation adjustments, as applicable. Marketable securities include investments in quoted shares that are valued at the lower of cost or market value. The investments are in both short-term highly liquid fixed rate investment shares and mutual fund units valued at cost plus interest and indexation or redemption value, as appropriate (Note 4).

f)     Allowance for doubtful accounts

The estimates for the allowance for doubtful accounts have been made considering the aging and nature of the accounts receivable. Accounts receivable are classified as current or long-term, depending on their collection terms. Current and long-term trade accounts receivable, notes receivable and other receivables are presented net of allowances for doubtful accounts (see Note 5). The allowance for doubtful accounts amounted to ThCh$157,729,911, ThCh$203,685,907 and ThCh$179,623,370 as of December 31, 2006, 2007 and 2008, respectively. In addition, the total sum owed by companies that have gone into bankruptcy amounting to ThCh$1,471,479 in 2006, ThCh$ 1,512,322 in 2007 and ThCh$1,478,461 in 2008 is included in the bad debt allowance estimation.

g)    Inventories

Inventory of materials in transit and operation and maintenance materials on hand are valued at the lower of price-level restated cost or net realizable value.

In the case of real estate projects under development, inventory includes the cost of land, demolition, urbanization, payments to contractors and other direct costs.

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

i)                Depreciation

Depreciation expense is generally calculated on the price-level restated balances using the straight-line method over the estimated useful lives of the assets (see note 10). Certain property, plant and equipment are depreciated using the unit-of-production method when this method better reflects the depreciation expenses of these assets.

j)                Leased assets

Leased assets, whose contracts have financial lease characteristics, are accounted for as an acquisition of property, plant and equipment, recognizing the total obligation and the unaccrued interest. Said assets do not legally belong to the Company.  For this reason, as long as the purchase option is not exercised, it will not be able to freely dispose of them.

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

l)                Investments in related companies

The Company classifies an investment as an investment in a related company when it has the ability to exercise significant influence over the operations of such company. Investments in related companies are included in “Other assets” using the equity method. This accounting method recognizes the Company’s proportionate share in the net income or loss of each investee on an accrual basis in income (Note 11).

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

The Company evaluates the recoverability of its investments in related companies whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Such assessment requires determining the fair values of the equity method investments. Fair value is determined using valuation methodologies, including discounted cash flows and the ability of the investee to sustain an earnings capacity that justifies the carrying amount of the investment. In the case the fair value is less than the carrying value and such decline in value is considered to be other than temporary, a write down is recorded. As indicated in Note 11, during the year ended December 31, 2007 the Company recorded an impairment of its investment in Inversiones Gas Atacama Holding Limitada amounting to ThCh$48,890,387 (historical Chilean pesos)  as a result of an other-than-temporary impairment of the investment. The impairment charge includes a write down of the investment to its recoverable value and an impairment of goodwill which was recorded over the investment.

m)          Intangibles, other than goodwill

Intangible assets are recorded at acquisition cost and are subsequently price-level restated. Such assets are amortized over their estimated useful lives, not to exceed twenty years. Intangibles other than goodwill correspond mainly to easements, rights of way and water rights.

n)             Severance indemnities

The Company is obliged to pay its employees severance indemnities under collective bargaining agreements in Chile. Such indemnity is stated at the present value of the benefit under the vested cost method, discounted at 6.5% . See Note 37 II l.

o)              Revenue recognition

The Company’s revenues are primarily derived from electric power generation and distribution services and include energy supplied and unbilled at each year-end. Revenues are valued using rates in effect when services are provided to customers. Accrued unbilled revenues are presented in current assets as trade receivables and the corresponding cost is included in cost of sales.

The Company also recognizes revenues for amounts received from highway tolls for motorized vehicles, income related to computer advisory services, engineering services, and sale of materials.

p)              Cost of sales and Administrative and selling expenses

The cost of sales line item includes: purchased energy and power, materials, fuel, tolls and energy transportation cost, direct production salaries, productive assets’ depreciation, amortization, and maintenance and operational costs. The purchase of power amounted to ThCh$1,381,025,723, ThCh$1,415,814,999 and ThCh$ 1,937,510,480 for the years ended December 31, 2006, 2007 and 2008, respectively. The administrative and selling expense line item includes: general and administrative expenses, materials and office supplies, overhead salaries, bad debt expense, non-productive assets’ amortization and depreciation.

q)              Income tax and deferred income taxes

For the years ended December 31, 2006, 2007 and 2008, the Company recorded current tax expense (net) determined in accordance with the laws and regulations in each country in which it operates of ThCh$279,379,996, ThCh$236,069,385 and ThCh$368,213,415, respectively.  Additionally, it recorded a deferred tax expense of ThCh$(168,022,416) in 2006, deferred tax expense ThCh$39,608,173 in 2007 and ThCh$82,761,120 in 2008. The Company records deferred income taxes in accordance with Technical Bulletin No.60 of the Chilean Association of Accountants, and with Circular No.1466 issued on January 27, 2000 by the SVS, using the liability method, recording deferred income taxes for effects of

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

temporary differences between the book and tax bases of assets and liabilities. Deferred income taxes are calculated using  tax rates estimated to be in effect at the time of reversal of the temporary differences that gave rise to them.

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

u)             Financial derivative contracts

As of December 31, 2006, 2007 and 2008 the Company and its subsidiaries have forward contracts, currency swaps, and interest rate swaps and collars with several financial institutions.  Such contracts are mainly used by the Company to hedge against foreign currency and interest risk exposures, which are recorded according to Technical Bulletin No.57 of the Chilean Association of Accountants.

v)               Goodwill and negative goodwill

Prior to January 1, 2004, goodwill arose from the excess of the purchase price of companies acquired over their net book value; negative goodwill arose when net book value exceeded the purchase price of companies acquired.

Beginning January 1, 2004, the Company adopted Technical Bulletin No.72 of the Chilean Association of Accountants, which changes the basis for determining accounting for goodwill and negative goodwill generated in transactions after January 1, 2004, based on an allocation of the purchase price based on the fair value of the identifiable assets acquired and identifiable liabilities assumed. Goodwill and negative goodwill are also generated with the purchase of equity method investees. Both goodwill and negative goodwill are normally amortized over the maximum period of twenty years considering the expected period of return of the investments.

Whenever events or changes in circumstances indicate potential impairment of recorded goodwill, a goodwill impairment test is performed by the Company. Goodwill is tested for impairment at the level of cash generating units (“CGU”).

The testing of goodwill for impairment involves two steps:

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

1.             The first step is to compare each CGU’s fair value with its carrying amount, including goodwill. The CGU’s fair value is determined using market prices, or, if not available, valuation techniques including discounted cash flow approaches. If a CGU’s carrying amount exceeds its fair value, an indicator for goodwill impairment exists and step two is performed.

2.             The second step is to compare the implied fair value of goodwill with its carrying amount. The implied fair value represents the excess of the CGU’s net identifiable assets over the CGU’s net assets at fair value. Any excess of the carrying amount of goodwill over its implied fair value is recorded as an impairment loss, writing down the carrying amount of goodwill to its implied fair value.

During the year ended December 31, 2007, the Company recorded an impairment of goodwill over its equity method investment in Inversiones Gas Atacama Limitada amounting to ThCh$53,241,631. (See Note 11)

Goodwill related to investments accounted for under the equity method is tested for impairment together with the associated investment as though goodwill formed part of the carrying amount of the investment. See Note 2 l).

w)            Pension and post-retirement benefits

Pension and post-retirement benefits are recorded based on actuarially determined projected benefit obligations in accordance with the respective collective bargaining contracts of employees.  (See Note 37 II l.)

x)              Bonds

Bonds payable are recorded at the face value of the bonds. The difference between the face value and the issuance proceeds, equal to the premium or discount, is deferred and amortized over the term of the bonds.

y)              Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement as they do not trade in an organized market and because the Company does not exercise significant influence.

z)              Research and development costs

Costs incurred by the Company in research and development relate mainly to water-level studies, hydroelectric research, and seismic-activity surveys which are expensed as incurred. Costs incurred in performing studies related to specific construction projects are capitalized.

aa)        Cost of shares issued

Costs incurred to date associated with issuance and placing of shares are recorded according to the provisions of Circular No.1370 of 1998 of the Superintendence of Securities and Insurance. The amounts are deducted from the share premium account.

bb)          Litigation and other legal action

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

As of December 31, 2008, and 2007, the Company has established accruals for probable losses in the aggregate amount of ThCh$181,629,175 (ThUS$285,379) and ThCh$186,923,910 (ThUS$ 293,698), respectively.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 3. Changes in Accounting Principles

a)              On November 14, 2006 the SVS issued Circular 1819 with instructions on treating organizational and start-up costs, which superseded Circular 981, effective until December 31, 2006.  This change resulted in the recording of effects of the losses of investee companies in development and start-up phases in income as of January 1, 2007 and absorbtion of the accumulated deficit in the period of development at subsidiary Endesa Chile. As a result of adoption of Circular 1819, gains or losses associated with organizational and start-up costs previously accumulated in a special component of equity were reclassified as a transition adjustment to beginning retained earnings as of January 1, 2007. The amount reclassified as of January 1, 2007 amounted to ThCh$325,438, before minority interest. Pursuant to the transitional provision of Circular 1819, prior year income statement and balance sheet were not restated.

Except as indicated above, there were no others changes in accounting principles during the years ended December 31, 2006, 2007 and 2008 that would affect the comparison with the prior year financial statements.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 4.Time Deposits

Time deposits as of each year end are as follows:

		2007			2008
Tax Payer Number	Financial Institution	Rate%	Scheduled Maturity	ThCh$	Rate%	Scheduled Maturity	ThCh$

Foreign	Alfa mix	—	—	—	1.14%	02-01-2009	172,439
Foreign	AFIN S.A.	9.67%	01.03.08	4,408,103	—	—	—
Foreign	Abn Amro Bank	—	—	—	1.04%	02-01-2009	1,600,206
Foreign	Banco Bilbao Vizcaya	7.50%	01.02.08	2,158	1.70%	02-01-2009	37,259,639
Foreign	Banco Colpatria	1.26%	01.02.08	9,895	0.80%	02-01-2009	487
Foreign	Banco Continental	—	—	—	0.59%	02-01-2009	4,054,589
Foreign	Banco Crédito	4.83%	01.02.08	1,995,714	6.40%	02-01-2009	810,764
Foreign	Banco Davivienda	9.71%	0114.08	21,920,061	0.85%	02-01-2009	134
Foreign	Banco de la Nación Argentina	—	—	—	3.23%	02-01-2009	3,687,668
Foreign	Banco de Galicia	1.54%	01.02.08	1,970,232	1.52%	02-01-2009	1,308,541
Foreign	Banco Frances	1.13%	01.02.08	1,055,684	—	—	—
Foreign	Banco Hipotecario S.A.	0.00%	01.02.08	1,872,875	—	—	—
Foreign	Banco Itau	0.96%	01.02.08	66,291,165	1.09%	02-01-2009	23,187,448
Foreign	Banco JP Morgan Chase	—	—	—	2.73%	02-01-2009	7,156,625
Foreign	Banco Merrill Linch	4.83%	01.14.08	4,022,152	—	—	—
Foreign	Banco Nordeste	1.06%	01.02.08	157,884	0.90%	02-01-2009	157,817
Foreign	Banco Paribas Luxembourg	4.09%	01.02.08	4,111,031	0.58%	02-01-2009	8,209,292
Foreign	Banco Pactual	0.93%	01.31.08	1,646,067	1.14%	02-01-2009	83,404
Foreign	Banco Popular	—	—	—	0.84%	02-01-2009	7,075,967
Foreign	Banco Safra	0.85%	01.02.08	1,531,354	1.14%	02-01-2009	57,249
Foreign	Banco Rio de la Plata	1.81%	01.02.08	4,160,033	3.20%	02-01-2009	14,053,032
Foreign	Banco Santander Central Hispano	2.69%	01.02.08	19,786,529	1.22%	02-01-2009	100,205,472
Foreign	Banco Sudameris	9.65%	01.02.08	20,163,296	0.86%	02-01-2009	33,783,416
Foreign	Banco Votorantim	0.87%	01.02.08	27,137,141	1.14%	02-01-2009	46,210,971
Foreign	Bancolombia	8.46%	01.02.08	87	0.87%	02-01-2009	16,432,194
Foreign	Bank Boston	0.93%	01.02.08	119,051	—	—	—
Foreign	Bank of America	2.85%	01.02.08	3,560,526	3.23%	02-01-2009	2,092,648
Foreign	Bradesco	0.86%	01.02.08	79,788,806	1.10%	02-01-2009	117,865,231
Foreign	Caixa Economica	0.93%	01.31.08	1,602,383	—	—	—
Foreign	Citibank N.Y.	3.59%	01.02.08	61,653,924	0.33%	02-01-2009	80,909,300
Foreign	Colmena Bcsc	9.80%	01.02.08	19,497,484	0.86%	02-01-2009	127
Foreign	Comafi	1.19%	01.02.08	1,840,158	3.23%	02-01-2009	885,574
Foreign	Corficolombiana	7.45%	01.02.08	842,201	0.92%	02-01-2009	4,635,964
Foreign	Encargo Fiduciario Banco Santander	6.19%	01.02.08	1,737,835	0.66%	02-01-2009	318,861
Foreign	FAM Fondo Ganadero	7.66%	01.02.08	95	0,77%	02-01-2009	109
Foreign	Fiduciaria Helm Trust	7.85%	01.02.08	95	0.90%	02-01-2009	109
Foreign	Fiducolombia	8.44%	01.02.08	6,645	—	—	—
Foreign	Fiduoccidente	8.07%	01.02.08	223	0.88%	02-01-2009	256
Foreign	Fiduciaria Banco de Bogotá	6.98%	01.02.08	23,517	0.85%	02-01-2009	10,548,552
Foreign	Fondo Sumar	6.98%	01.02.08	66	—	—	—
Foreign	Fondo Surgir	7.53%	01.02.08	129	—	—	—
Foreign	HSBC - Bamerindus	0.95%	01.02.08	49,456,752	8.16%	02-01-2009	322,476
Foreign	Standard Bank London	1.16%	01.02.08	1,127,246	2.23%	02-01-2009	2,768,843
Foreign	Suvalor	—	—	—	0.77%	02-01-2009	1,347,216
Foreign	Trento	—	—	—	1.01%	02-01-2009	28,337,763
Foreign	Vicenza	—	—	—	1.03%	02-01-2009	25,970,734
Foreign	Unibanco	0.88%	01.02.08	37,093,315	1.11%	02-01-2009	43,238,314

	Total			440,591,912			624,749,431

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 5.Accounts, Notes and Other Receivables

(a)              Current accounts, notes and other receivables and their related allowances for doubtful accounts as of respective December 31, are as follows:

	As of December 31,
	Under 90 days		91 days to 1 year		Sub total	Current		Long term
Account	2007	2008	2007	2008	2008	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Accounts receivable(1)(2)	1,123,831,962	1,178,275,522	141,834,134	124,610,901	1,302,886,423	1,265,666,096	1,138,162,639	—	—
Allowance for doubtful accounts	(102,107,531)	(109,735,159)	(88,297,964)	(54,988,625)	(164,723,784)	(190,405,495)	—	—	—

Notes receivable	12,462,122	6,707,510	1,002,752	1,587,069	8,294,579	13,464,874	7,749,050	—	—
Allowance for doubtful accounts	(167,474)	(153,787)	(404,603)	(391,742)	(545,529)	(572,077)	—	—	—

Other receivable (1) (3)	106,287,380	101,330,853	13,344,492	6,555,741	107,886,594	119,631,872	95,067,667	214,666,727	202,659,717
Allowance for doubtful accounts	(1,575,586)	(12,023,396)	(9,406,733)	(795,531)	(12,818,927)	(10,982,319)	—	(1,726,016)	(1,535,130)

Total						1,196,802,951	1,240,979,356	212,940,711	201,124,587

(1)          Includes ThCh$23,000,530, which is the balance due as a result of rate increase pursuant to the Agreement between the Argentine government and the subsidiary Edesur S.A. in Argentina, signed in February, 2007.  This agreement generated income of ThCh$48,049,429 (ThUS$75,496) which will be collected in equal installments over 55 months beginning February, 2007.

(2)          Includes ThCh$38,601,965, corresponding to accounts due to our subsidiary Cachoeira Dourada S.A. from Compañía de Electricidade de Goiás (CELG) for years prior to 2004. CELG (state-owned Company of the State of Goiás) has currently recognized the pending debt and is negotiating a loan from the financial institution BNDES to pay its debts. The Board of Directors of Enersis anticipates a favorable outcome as a result of such negotiations and expects to recover at least the amount recorded.

(3) This includes ThCh$31,955,105 and ThCh$ 10,720,714, respectively, in 2007 and 2008 relating to other generating companies debts payable to Endesa Chile and generating subsidiaries, as a result of the collection of tolls associated with the application, since March 13, 2004, of Law No.19,940.

(b)             Current and long-term accounts receivable per country as of each December 31, are as follows:

	As of December 31,
Country	2007		2008
	ThCh$	%	ThCh$	%

Chile	305,707,361	21.69%	365,344,835	25.33%
Peru	62,126,259	4.41%	100,383,657	6.96%
Argentina	212,856,813	15.10%	249,150,903	17.28%
Colombia	310,054,197	21.99%	323,768,119	22.45%
Brazil	507,523,947	36.00%	403,456,429	27.98%
Panama (1)	11,475,085	0.81%	—	—
	—
Total	1,409,743,662	100.00%	1,442,103,943	100.00%

(1) Country of incorporation of the wholly-owned subsidiary Compañía Eléctrica Cono Sur S.A. (See note 11 (h) (ii))

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)              Changes in provision for accounts receivables are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Balance at beginning of period	156,050,496	157,729,911	203,685,907
Additions charged to costs and expenses	36,156,373	88,691,645	38,994,530
Deductions	(36,886,666)	(30,222,703)	(50,662,953)
Price-level restatement and conversion adjustment	2,409,708	(12,512,946)	(12,394,114)

Balance at end of period	157,729,911	203,685,907	179,623,370

(d)    Amounts of unbilled energy sold are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Unbilled energy sold	276,113,137	331,303,143	404,072,040

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 6.                   Balances and Transactions with Related Companies

The balances of accounts receivable and payable with related companies are as follows at December 31, 2007 and 2008:

(a)                        Notes and accounts receivable due from related companies:

	As of December 31,
	Short-term		Long-term
Company	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$

Atacama Finance Co. (1)	97,663,785	313,383	—	109,601,626
Com. de Energía del Mercosur S.A.	9,868,180	18,124,811	—	—
Empresa Eléctrica Piura S.A.	161,051	50,178	—	—
ENDESA, S.A.	297,106	17,464	—	—
Endesa Europa	—	51,827	—	—
Endesa Servicios	761,471	785,210	—	—
Endesa Latinonamérica S.A.	245,234	319,769	—	—
Gas Atacama Generación S.A.	20,060	39,531	—	—
Gasoducto Atacama Chile S.A.	14,262	12,459	—	—
Gasoducto Tal Tal Ltda.	196	246	—	—
Sociedad Consorcio Ara Ltda.	787	—	—	—
Consorcio Ara-Ingendesa Ltda.	54,911	63,130	—	—
Sacme	841	93	—	—
Sistemas Sec S.A.	8,114,817	535,292	132,336	2,579,306
Centrales Hidroeléctricas de Aysén S.A.	846,831	1,387,279	—	—
GNL Quintero S.A. (2)	43,751,232	4,198,715	—	—
GNL Chile S.A.	2,040,429	725,127	—	—
Konecta Chile S.A.	84,338	612	549,974	641,336
Transmisora Eléctrica de Quillota Ltda.	2,020,667	4,257,321	—	—

Total	165,946,198	30,882,447	682,310	112,822,268

(1)     The balance receivable from Atacama Finance Co. corresponds to loans granted by the dissolved subsidiary, Compañía Eléctrica Cono Sur S.A. (see Note 11 (h) (ii)), to finance the construction of Gasoducto Atacama Argentina S.A. and Gas Atacama Chile S.A. The loans are expressed in US dollars and accrue interest at an average annual rate of 7.5%. On September 15, 2008, (date on which the loans originally matured) the loans were renegotiated and whilst conditions were maintained, maturity was extended to March 15, 2010.  This loan also includes a guarantee.

(2)          The balance receivable from GNL Quintero S.A. relates to finance operations.  It is stated in US dollars, accrues interest at rate of 3.5% per annum and matures in 2009.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)           Notes and accounts payable due to related companies:

	As of December 31,
	Short-term		Long-term
Company	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$

CEMSA	30,569,712	38,297,895	—	—
Consorcio Ara-Ingendesa Ltda.	363	—	—	—
Consorcio Indengesa-Minmetal Ltda	—	—
Electrogas S.A.	228,055	1,784,801	—	—
Endesa España	—	—
Endesa Servicios	420,879	—	—	—
Empresa Eléctrica Piura S.A.	417,465	828,167	—
Endesa Lationoamérica S.A. (1)	2,852,736	1,838,182	8,888,191	8,977,789
Etevensa	—	—	—	—
Gas Tal-Tal Ltda.	50,731	39,743	—	—
Gas Atacama Generación S.A.	34,003	23,316	—	—
Sacme	74,807	112,398	—	—
Transmisora Eléctrica de Quillota Ltda.	35,048	172,749	—	—
Konecta Chile S.A.	2,070	—	—	—

Total	34,685,869	43,097,251	8,888,191	8,977,789

(1)          The balance payable corresponds to a loan granted to Compañía Interconexcao Energética S.A. (“Cien”) to purchase machinery and equipment necessary to complete the construction of its second transmission line.  The loan is denominated in US dollars, accrues interest at rate 8.08% per annum, and matures in May, 2012.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(c)  Significant related company transactions and their effects in income (expense) for each year ended December 31 are as follows:

			2006	2007	2008
			Income	Income	Income
Company	Relationship	Nature of transaction	(Expense)	(Expense)	(Expense)
			ThCh$	ThCh$	ThCh$

Atacama Finance Co.	Affiliate	Interest	7,597,511	7,735,811	7,485,097
		Price Level Restatement	2,206,193	7,374,963	7,941,887
		Exchange difference	1,921,769	(14,148,358)	16,639,067
Consorcio ARA-Ingendesa	Affiliate	Services	935,725	32,839	505,331
CEMSA	Affiliate	Sale of energy	6,834,491	10,146,955	20,669,866
		Purchase of energy	(5,871,130)	(4,876,971)	(1,157,655)
		Purchase of gas	—	(17,124,610)	—
		Services	6,913,116	(14,550,076)	6,587,503
Empresa Eléctrica Piura S.A.	Member of Controlling Group	Sale of energy	793,340	284,927	93,073
		Purchase of energy	(13,796,129)	(5,673,981)	(8,618,320)
		Services	240,319	214,580	249,985
Electrogas S.A.	Affiliate	Purchase of gas	(2,300,926)	(2,984,422)	(4,576,224)
Endesa España	Parent company	Interest	(3,741,241)	(32,109)	—
		Exchange difference	54,377	1,184	—
Endesa Servicios	Parent company	Exchange difference	171	(10,585)	32,166
		Services	—	885,233	1,211,580
Endesa Latinoamerica	Parent company	Interest	(2,494,488)	(1,071,504)	(830,093)
		Services	(4,821,252)	534	—
		Exchange difference	(14,845)	(133,474)	—
		Price Level Restatement	(70,498)	(3,397,177)	—
Fundación Endesa	Member of Controlling Group	Services	110,774	50,451	32,961
Gas Atacama Generación S.A.	Affiliate	Services	1,134,771	384,654	100,887
Sacme	Affiliate	Services	(466,676)	(578,211)	(854,081)
Sistema SEC S.A	Affiliate	Services	549,037	4,878,232	1,615,245
		Interest	—	64,524	106,426
		Price Level Restatement	—	—	218,047
Soc. Consorcio Ingendesa ARA Ltda.	Affiliate	Services	192,709	675,913	—
Konecta Chile S.A.	Affiliate	Exchange difference	—	25,998	169,082
		Services	—	148,681	12,120
Centrales Hidroeléctricas de Aysén S.A.	Affiliate	Services	—	3,425,612	4,904,512
		Price Level Restatement	—	25,966	—
		Interest	—	6,180	—
GNL Quinteros S.A.	Affiliate	Interest	—	873,402	1,748,868
		Price Level Restatement	—	1,426,636	1,744,270
		Exchange difference	—	(3,392,004)	1,902,123
Transmisora Eléctrica de Quillota Ltda.	Affiliate	Interest	31,449	—	21,793
		Services	5,986	—	(206,574)

Transfers of short-term funds between related companies are treated as current cash transactions, with associated variable interest rates based on market conditions. The resulting accounts receivable and accounts payable are usually at 30 day term, with automatic rollover for the same term and amortization in line with cash flows.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 7.                   Inventories

Inventories include the following items and are presented net of allowances for obsolescence totaling ThCh$3,403,348 and ThCh$3,546,574 and as of December 31, 2007 and 2008, respectively:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Real estate under development	13,635,961	15,821,978
Materials in transit	538,751	722,451
Operation and maintenance material	55,825,631	60,242,737
Fuel	44,823,310	27,410,370

Total	114,823,653	104,197,536

Note 8.                   Deferred Income Taxes

a)              Income taxes (recoverable) payable as of each year-end are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Income tax provision – current	238,243,753	369,177,614
Recoverable tax credits	(218,268,144)	(278,184,922)

Total	19,975,609	90,992,692

b)              Tax loss carryforwards - As of December 31, 2007 and 2008, the Company had tax loss carryforwards of ThCh$314,047,329 and ThCh$194,366,201, respectively.

c)              The net effect of recording deferred tax expense (benefit) was ThCh$(166,173,135), ThCh$50,693,356 and ThCh$97,868,053 during the years ended December 31, 2006, 2007 and 2008, respectively.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

d)              In accordance with BT No.60 and 69 of the Chilean Association of Accountants, and Circular No.1,466 of the SVS, the Company and its subsidiaries have recorded consolidated deferred income taxes as of December 31, 2007 and 2008 as follows:

	As of December 31, 2007				As of December 31, 2008
	Asset		Liability		Asset		Liability
Description	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	33,063,975	52,569,302	—	—	15,921,718	40,645,656	—	—
Deferred income	1,377,589	1,206,974	2,871,931	7,541,334	1,339,066	1,041,465	3,082,174	5,286,906
Vacation accrual	1,358,113	18,682	—	—	1,440,946	45,938	—	—
Leased assets	—	—	—	1,153,164	—	—	—	456,417
Fixed assets depreciation	—	2,808,924	743,848	462,776,825	—	3,303,818	759,084	477,195,866
Severance indemnities	—	8,220	—	1,853,016	—	9,562	—	1,415,328
Other	6,406,406	3,873,674	1,700,491	4,824,285	6,056,114	2,491,602	367,932	1,580,003
Contingencies	17,470,214	68,675,203	—	—	20,244,809	69,131,989	—	1,485,474
Bond discount	—	—	162,608	1,265,859	—	—	159,669	3,132,712
Cost of studies	—	—	—	9,758,104	—	—	—	7,659,391
Finance costs	—	972,559	—	21,156,063	—	2,570,686	—	14,612,551
Imputed interest on construction	1,930	—	—	4,311,595	18,566	—	—	4,041,198
Deferred charges	695,364	—	1,793,203	2,519,329	—	—	1,318,795	2,441,529
Actuarial deficit (Brazil)	—	13,392,490	—	—	—	18,735,018	—	—
Obsolescence	640,282	1,603,784	—	—	646,712	1,533,367	—	—
Materials used	—	—	—	878,155	—	—	—	807,175
Imputed salaries on construction	—	4,673,362	—	—	—	3,942,569	—	—
Tax losses	27,042,120	186,085,639	—	—	16,409,501	101,662,867	—	—
Provision real estate project	321,828	2,324,663	—	—	764,724	2,052,025	947,128	—
Sie 2000A project	—	—	—	531,274	—	—	—	1,376,248
Provision for employee benefits	2,831,386	1,695,357	—	—	2,672,100	1,217,357	—	—
Accrued Expenses	—	—	—	—	—	—	—	3,279,627
Deferred assets	—	—	18,057,744	9,919,105	—	—	4,851,162	10,512,964
Capitalized expenses	—	—	—	2,561,451	—	—	—	493,812
Allowance for tariff decree (Chilectra)	7,511,650	—	—	—	—	—	—	—
Capitalized Interest	—	—	—	—	—	—	—	3,275,586
Exchange difference	—	—	—	7,403,290	—	—	—	3,608,162
Intangible	1,106,524	—	—	—	1,667,895	—	90,101	332,227
Complementary account-net	—	(11,846,002)	—	(203,495,397)	—	(11,238,052)	—	(198,845,331)
Valuation allowance	—	(17,543,528)	—	—	—	(18,199,113)	—	—
Total	99,827,381	310,519,303	25,329,825	334,957,452	67,182,151	218,946,754	11,576,045	344,147,845

e)              Income tax benefit (expense) for the year ended December 31, 2006, 2007 and 2008 is as follows:

	As of December 31,
Item	2006	2007	2008
	ThCh$	ThCh$	ThCh$
Current income tax (expense) benefit:
Income tax provision	(286,468,496)	(238,243,753)	(369,177,614)
Adjustment for tax expense - prior year	7,088,500	2,174,368	964,199

Deferred tax (expense) benefit:
Deferred taxes	26,822,365	(64,121,581)	(82,814,099)
Tax-loss Benefits	1,849,282	11,085,183	15,106,933
Amortization of complementary accounts	(13,891,826)	(13,569,706)	(14,532,214)
Valuation allowance (*)	153,242,596	26,997,931	(585,877)
Other charges or credits	—	—	64,137

Total	(111,357,579)	(275,677,558)	(450,974,535)

(*)  During 2006, the valuation allowance has been reversed as a consequence of the merger approved in Extraordinary Shareholders’ Meetings of Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A.  In 2007, the valuation allowance has been reversed as a consequence of the merger of Emgesa S.A. and Betania S.A.  The amount credited to income in income tax expense was ThCh$27,609,204.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 9.                   Other Current Assets

Other current assets are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Guarantees and indemnities	357,960	33,678
Deferred expenses	217,075	57,062
Post-retirement benefits	288,437	289,489
Deposits for commitments and guarantees	37,638,604	7,333,288
Deferred expenses for bond placement	392,023	209,040
Assets available for sale	1,390,386	1,494,114
Electricity for all project (Coelce) (*)	23,740,321	49,441,787
Bond discounts	1,096,633	1,098,199
Fair value of derivative contracts	498,124	2,195,698
Purchase with resale agreements (1)	84,849,225	437,865,125
Others	4,204,488	6,719,587

Total	154,673,276	506,737,067

(*)         This is a subsidy to be collected from the Brazilian Government for investments in the rural area of the state of Ceará.

(1)          The detail of reverse repurchase agreements is as follows:

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2007
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal
						%	ThCh$	ThCh$

VRC	12-27-2007	01-02-2008	Banco Central de Chile	$	CERO	0.58%	248	248
VRC	12-27-2007	01-03-2008	Banco Central de Chile	$	CERO	0.59%	539	539
VRC	12-28-2007	01-02-2008	Banco Central de Chile	UF	CERO	0.46%	1,877	1,877
VRC	12-27-2007	01-03-2008	Banco Central de Chile	UF	CERO	0.46%	2,658	2,659
VRC	12-28-2007	01-07-2008	Banco Estado	UF	L.H.	0.46%	3,156	3,159
VRC	12-27-2007	01-02-2008	CorpBanca	$	D.P.F.	0.58%	6,323	6,318
VRC	12-28-2007	01-07-2008	Banco Estado	$	L.H.	0.58%	8,567	8,578
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	12,037	12,029
VRC	12-27-2007	01-03-2008	CorpBanca	$	L.H.	0.59%	17,454	17,440
VRC	12-27-2007	01-03-2008	CorpBanca	UF	L.H.	0.46%	18,969	18,980
VRC	12-27-2007	01-03-2008	Banco Central de Chile	UF	CERO	0.46%	34,273	34,293
VRC	12-27-2007	01-03-2008	Banco Santander Santiago	UF	L.H.	0.46%	42,278	42,302
VRC	12-28-2007	01-07-2008	Banco Central de Chile	$	CERO	0.59%	43,288	43,263
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.58%	111,756	111,692
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	$	L.H.	0.58%	112,233	112,168
VRC	12-28-2007	01-07-2008	Banco Santander Santiago	UF	L.H.	0.46%	197,296	197,561
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	331,659	331,468
VRC	12-27-2007	01-02-2008	BBVA Banco BHIF	$	D.P.R.	0.58%	368,267	367,982
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	$	L.H.	0.58%	437,890	438,483
VRC	12-28-2007	01-07-2008	Banco Itaú Chile	$	L.H.	0.59%	471,019	470,741
VRC	12-28-2007	01-07-2008	Banco Crédito e Inversiones	UF	L.H.	0.46%	885,066	886,262
VRC	12-27-2007	01-03-2008	CorpBanca	UF	D.P.F.	0.46%	958,538	959,093
VRC	12-27-2007	01-03-2008	Banco Chile	UF	D.P.F.	0.46%	1,105,108	1,105,749
VRC	12-27-2007	01-03-2008	Banco Chile	UF	D.P.R.	0.46%	1,172,657	1,173,335
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.58%	1,172,543	1,174,128
VRC	12-28-2007	01-07-2008	Banco Estado	$	L.H.	0.59%	1,331,639	1,330,854
VRC	12-27-2007	01-03-2008	Banco Santander Santiago	UF	D.P.F.	0.46%	2,155,811	2,157,060
VRC	12-27-2007	01-03-2008	Banco Crédito e Inversiones	UF	D.P.F.	0.46%	2,202,507	2,203,783
VRC	12-28-2007	01-07-2008	BBVA Banco BHIF	$	L.H.	0.59%	2,213,102	2,211,797
VRC	12-28-2007	01-07-2008	Banco Santander Santiago	$	L.H.	0.58%	2,404,830	2,403,434
VRC	12-27-2007	01-03-2008	Banco Estado	UF	L.H.	0.46%	2,883,540	2,885,212
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.58%	2,919,196	2,923,145
VRC	12-28-2007	01-07-2008	Banco Chile	$	L.H.	0.59%	3,023,628	3,021,845
VRC	12-28-2007	01-07-2008	Banco Chile	UF	L.H.	0.46%	3,814,677	3,819,836
VRC	12-27-2007	01-02-2008	BBVA Banco BHIF	$	D.P.F.	0.58%	5,074,373	5,070,452
VRC	12-28-2007	01-02-2008	Banco Central de Chile	UF	BOND	0.46%	5,446,335	5,448,475
VRC	12-27-2007	01-03-2008	Banco Crédito e Inversiones	UF	L.H.	0.46%	8,300,795	8,305,606
VRC	12-27-2007	01-03-2008	Banco Chile	UF	L.H.	0.46%	10,570,229	10,576,355
VRC	12-27-2007	01-03-2008	BBVA Banco BHIF	UF	D.P.F.	0.46%	11,094,912	11,101,451
VRC	12-27-2007	01-03-2008	BBVA Banco BHIF	$	D.P.F.	0.59%	13,897,952	13,887,026

				Total			84,849,225	84,866,678

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2008
	Date					Interest	Current
Code	Start	End	Financial institution	Currency	Document	rate	amount	Nominal
						%	ThCh$	ThCh$
CRV	12-19-08	01-07-09	Banco Central	$	CERO	0.55%	70,149,364	70,239,190
CRV	12-29-08	01-19-09	Banco Central	$	BONO	0.41%	41,991,475	42,100,483
CRV	12-19-08	01-05-09	Banco Central	$	BONO	0.55%	29,171,198	29,197,880
CRV	12-22-08	01-26-09	Banco Central	$	BONO	0.48%	23,744,696	23,843,332
CRV	12-19-08	01-05-09	Banco Central	$	BONO	0.65%	23,082,860	23,107,801
CRV	12-18-08	01-05-09	Banco Estado	U.F.	P.D.B.C.	0.55%	20,321,680	20,340,264
CRV	12-19-08	01-12-09	Banco Central	$	BONO	0.55%	19,056,225	19,098,057
CRV	12-30-08	01-19-09	BBVA	U.F.	P.D.B.C.	0.55%	18,299,107	18,362,837
CRV	12-29-08	01-19-09	Banco Central	$	P.D.B.C.	0.54%	15,837,094	15,891,238
CRV	12-23-08	01-14-09	Banco Central	$	BONO	0.40%	15,115,090	15,143,276
CRV	12-30-08	01-28-09	Banco Central	$	BONO	0.40%	14,575,529	14,629,938
CRV	12-19-08	01-12-09	Banco Central	$	P.D.B.C.	0.55%	14,341,878	14,373,360
CRV	12-29-08	01-13-09	Banco Estado	U.F.	P.D.B.C.	0.55%	13,599,116	13,631,514
CRV	11-27-08	01-14-09	Banco Central	US$	P.D.B.C.	0.17%	12,577,675	12,587,439
CRV	12-26-08	01-06-09	Banco Central	$	BONO	0.55%	12,059,047	12,072,300
CRV	12-19-08	01-05-09	Banco Central	$	P.D.B.C.	0.55%	10,916,802	10,926,787
CRV	12-17-08	01-06-09	Banco Central	$	P.D.B.C.	0.55%	10,093,010	10,104,084
CRV	12-16-08	01-05-09	Banco Central	$	BONO	0.60%	10,086,645	10,096,703
CRV	12-16-08	01-05-09	Banco Central	$	P.D.B.C.	0.55%	10,068,806	10,078,010
CRV	11-27-08	01-14-09	Banco Central	US$	BONO	0.17%	9,549,861	9,557,276
CRV	11-27-08	01-14-09	Tesorerìa	US$	BONO	0.17%	7,892,676	7,898,803
CRV	12-17-08	01-29-09	Banco Central	US$	BONO	0.17%	7,006,396	7,017,674
CRV	12-19-08	01-12-09	Banco Central	$	CERO	0.55%	6,689,898	6,704,583
CRV	12-16-08	01-05-09	Banco Itaú	U.F.	BONO	0.60%	5,742,297	5,748,023
CRV	12-30-08	01-28-09	Banco Central	$	BONO	0.54%	4,237,163	4,258,514
CRV	12-26-08	01-06-09	Banco Central	$	P.D.B.C.	0.55%	2,893,833	2,897,013
CRV	12-30-08	01-19-09	BBVA	U.F.	BONO	0.55%	2,514,959	2,523,717
CRV	11-27-08	01-14-09	Banco Central	US$	CERO	0.17%	1,874,796	1,876,251
CRV	12-26-08	01-06-09	Banco Central	$	CERO	0.55%	1,582,664	1,584,403
CRV	12-30-08	01-07-09	Banchile C. de B.	$	BONO	0.46%	1,449,817	1,450,832
CRV	12-30-08	01-07-09	Banco Chile	$	BONO	0.46%	970,168	971,345
CRV	12-30-08	01-07-09	Banchile C. de B.	$	BONO	0.46%	234,059	234,223
CRV	12-30-08	01-07-09	Banchile C. de B.	$	CERO	0.46%	106,703	106,778
CRV	12-19-08	01-07-09	Banco Central	$	CERO	0.55%	4,638	4,644
CRV	12-29-08	01-13-09	Banco Estado	U.F.	CERO	0.55%	4,271	4,281
CRV	12-17-08	01-06-09	Banco Central	$	CERO	0.55%	4,039	4,044
CRV	12-29-08	01-19-09	Banco Central	$	CERO	0.54%	4,006	4,020
CRV	12-30-08	01-28-09	Banco Central	$	BONO	0.40%	3,714	3,728
CRV	12-22-08	01-26-09	Banco Central	$	BONO	0.48%	3,652	3,667
CRV	12-23-08	01-14-09	I.N.P.	$	BONO	0.40%	3,118	3,124
CRV	12-30-08	01-19-09	BBVA	U.F.	CERO	0.55%	2,951	2,961
CRV	12-18-08	01-05-09	Banco Estado	U.F.	CERO	0.55%	1,440	1,442
CRV	12-16-08	01-05-09	Banco Central	$	CERO	0.55%	709	710

				Total			437,865,125	438,686,549

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 10.            Property, Plant and Equipment

Property, plant and equipment balances by major functional categories is as follows:

	As of December 31,		Useful life
	2007	2008	range
	ThCh$	ThCh$	Years

Land	150,430,556	169,158,999

Buildings and infrastructure	7,510,420,114	8,347,990,500	20-65
Distribution and transmission lines and public lighting	5,014,813,294	6,012,517,521	20-60
Less: third party contributions	(150,879,094)	(199,724,344)	20-60

Sub-total	12,374,354,314	14,160,783,677

Machinery and equipment	2,161,441,303	2,692,490,347	4-25

Work in progress	268,991,805	440,071,534	—
Construction materials	37,870,566	57,424,794	4-10
Leased assets (1)	87,271,401	121,114,983	4-10
Furniture and fixtures, tools, and computing equipment	84,632,971	100,541,146	4-10
Vehicles	7,345,108	8,688,174	4-10
Equipment in transit	7,795,561	10,840,227	4-10
Other assets	86,979,573	114,521,250	4-25

Sub-total	580,886,985	853,202,108

Technical appraisal
Buildings and infrastructure	36,342,462	36,212,020	20-60
Machinery and equipment	349,981	349,981	4-25

Total technical appraisa	36,692,443	36,562,001

Total property plant and equipment	15,303,805,601	17,912,197,132

Accumulated depreciation at beginning of year
Buildings and infrastructure	(5,133,280,624)	(6,002,753,855)
Machinery and equipment	(894,005,809)	(1,153,720,365)
Other assets	(76,430,322)	(94,540,633)

Accumulated depreciation at beginning of year	(6,103,716,755)	(7,251,014,853)

Accumulated depreciation at beginning of year technical appraisal
Buildings and infrastructure	(25,643,437)	(26,650,964)
Machinery and equipment	(343,778)	(345,089)
Other assets	(323,163)	(389,344)

Total accumulated depreciation at beginning of year technical appraisal	(26,310,378)	(27,385,397)

Depreciation expense for the year	(453,778,547)	(553,586,380)

Total accumulated depreciation at end of year	(6,583,805,680)	(7,831,986,630)

Total property, plant and equipment, net	8,719,999,921	10,080,210,502

(1) Leased assets:

a.               At Endesa Chile an amount of ThCh$34,343,714 (ThCh$ 34,343,714 in 2007) corresponds to a lease agreement for the 2x220KV Ralco-Charrúa transmission lines and installations between Endesa Chile and Huepil S.A. This agreement has a 20-year maturity and earns interest at an annual rate of 6.5%.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b.               At our Peruvian subsidiary Edegel S.A. an amount of ThCh$84,284,437 (ThCh$50,813,370 in 2007) relates to leasing agreements to finance the project of converting the Ventanilla thermo-electric plant to combined cycle ,  carried out by the Company and the financial institutions Banco de Crédito del Perú and BBVA - Banco Continental. These agreements have an 8 year maturity and accrue interest at an annual rate of Libor +3.0% and Libor +2.5%, respectively.

The Company and its foreign subsidiaries have all carry risk, earthquake and machinery breakdown insurance policies with a US$200,000,000 limit; including losses for business interruption. Premiums prepaid associated with these policies are recorded in prepaid expenses and charged to income over the life of the policy.

Note 11.            Investment in Related Companies

a)                  Investments in related companies of December 31, 2007 and 2008 are as follows:

		Percentage		Shareholders’ equity		Net income
Related	Number	owned		of investee		of investees		Equity in income			Investment book value
Companies	of shares	2007	2008	2007	2008	2007	2008	2006	2007	2008	2007	2008
		%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Gas Atacama Generación S.A.	—	0.05%	0%	(5,452,494)	—	(31,871,213)	—	(9,016)	(15,935)	—	(2,727)	—
Gasoducto Atacama Argentina S.A.	5	0.03%	0.03%	128,459,641	149,546,537	(1,585,730)	(1,545,946)	6,167	(476)	(464)	38,549	44,877
Gasoducto Atacama Chile S.A.	50	0.05%	0.05%	102,065,119	113,785,208	20,546,222	733,371	6,611	10,274	367	51,033	56,893
Inversiones Electrogas S.A.	425	42.5%	42.5%	18,796,497	21,330,980	5,757,187	6,347,624	2,183,805	2,446,804	2,697,740	7,988,511	9,065,667
Cía. de Energía del Mercosur S.A. (2)	6,305,400	45%	45%	8,264,059	9,632,067	(128,881)	(88,009)	920	(57,997)	(39,604)	3,718,827	4,334,430
Transmisora Eléctrica de Quillota Ltda.	—	50%	50%	8,793,766	9,332,138	722,347	538,372	250,422	361,173	269,186	4,396,883	4,666,069
Sacme	12,000	50%	50%	79,682	87,946	4,341	4,208	2,076	2,170	2,104	39,841	43,973
Electrogas S.A.	85	0.021%	0.021%	17,455,369	20,118,448	5,947,971	6,583,604	1,126	1,264	1,399	3,709	4,275
Consorcio ARA- Ingendesa	—	50%	50%	231,165	624,116	305,989	692,650	108,854	152,995	346,325	115,583	312,058
Sociedad Consorcio Ingendesa Ara Ltda (1)	—	50%	50%	25,940	1,276	(30,417)	2,821	68,631	(15,209)	1,411	12,970	638
Consorcio Ingendesa - Minmetal Limited (1)	—	50%	50%	35,719	32,028	1,625	(3,694)	85,966	812	(1,847)	17,860	16,014
Gas Atacama S.A.	1,147	0.00115%	0.00115%	171,619,879	201,085,532	(10,683,051)	(189,395)	86	(123)	(2)	1,969	2,306
Inversiones Gas Atacama Holding Ltda. (7)	—	50%	50%	165,846,327	188,984,690	(15,584,044)	(5,494,589)	3,325,420	(61,033,654)	(2,747,294)	29,681,532	41,250,713
Konecta Chile S.A. (6)	262	26.2%	26.2%	1,150	1,145	—	—	—	—	—	302	300
Sistemas SEC S.A. (3)	56,350	49%	49%	2,049,608	2,621,991	207,636	572,383	(137,594)	(101,742)	280,468	1,004,307	1,284,776
Termoeléctrica José de San Martín S.A. (4)	104,300	20.86%	20.86%	77,305	93,290	—	—	—	—	—	17,857	19,412
Termoeléctrica Manuel Belgrano S.A. (4)	104,300	20.86%	20.86%	77,300	93,290	—	—	—	—	—	17,856	19,411
GNL Chile S.A. (5)	3,023,642	33.33%	33.33%	(1,860,945)	(2,244,975)	(449,199)	(1,965,505)	—	(149,733)	(655,168)	(620,315)	(748,325)
Centrales Hidroeléctricas de Aysén S.A. (5)	3,369,824	51%	51%	31,862,523	67,071,658	(2,103,735)	(3,741,273)	—	(1,072,903)	(1,908,047)	16,249,871	34,206,512
GNL Quintero S.A. (5)	200	20%	20%	8,657,779	120,633,413	(801,134)	(3,093,628)	—	(160,227)	(618,726)	1,731,556	24,126,683
Consorcio Ara- Ingendesa Sener (1)	—	33.33%	33.33%	(5,753)	675	(6,841)	3,863	—	(2,280)	1,288	(1,918)	225
Hidroaysén Transmisión S.A.(5)	51	—	0.51%	—	22,368	—	—	—	—	—	—	114

Total								5,893,474	(59,634,787)	(2,370,864)	64,464,056	118,707,021

(1)               Non consolidated related companies of subsidiary Ingendesa Ltda.

(2)               Non consolidated related company of subsidiary Endesa Argentina S.A.

(3)               Non consolidated related company of subsidiary of CAM Chile Ltda.

(4)               Non consolidated related companies of subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A.

(5)               Non consolidated Companies of Endesa Chile (in organization).

(6)               Non consolidated related company of subsidiary Synapsis Ltda.

(7)               Included an allowance for impairment ascending ThCh$53,241,631in 2007 (See Note 2 l).

b)                  Income and (losses) recognized by Enersis S.A. based on the participation in the related companies as of December 31, 2006, amounted to ThCh$6,040,083 (ThCh$(146,610)), ThCh$2,975,492 (ThCh$(62,610,279)) in 2007 and ThCh$3,600,288 (ThCh$(5,971,152)) in 2008.

c)                  In accordance with Technical Bulletin No.64 of the Chilean Association of Accountants,  the Company has recorded for the years ended December 31, 2006, 2007 and 2008, foreign exchange gains and losses on liabilities related to net investments in foreign countries that are denominated in the same currency as the functional currency of those foreign investments. Such gains and losses are included in the cumulative translation adjustment account in shareholders’ equity, and in this way, act as a hedge for the exchange risk affecting the investments. As of December 31, 2007 and 2008 the corresponding amounts are as follows:

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

2008:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	202,983,593	US$	68,238,448
Ampla Energía e Servicos S.A.	Brazil	229,117,881	US$	166,797,109
Emgesa S.A.	Colombia	246,295,371	US$	291,989,846
Edegel S.A.	Peru	166,512,773	US$	134,553,414
Hidroeléctrica El Chocón S.A.	Argentina	260,039,949	US$	90,445,806
CEMSA	Argentina	4,334,430	US$	3,040,052
Endesa Brasil S.A.	Brazil	509,753,175	US$	442,980,964
Endesa Costanera S.A.	Argentina	97,040,474	US$	53,349,910

Total		1,716,077,646		1,251,395,549

2007:

	Country		Reporting
Company	of origin	Investment	currency	Liability
		ThCh$		ThCh$

Edesur S.A.	Argentina	168,661,919	US$	58,016,694
Ampla Energia e Serviços S.A.	Brasil	151,974,683	US$	141,811,798
Emgesa S.A.	Colombia	194,015,987	US$	248,251,337
Edegel S.A.	Peru	134,515,725	US$	114,398,035
Hidroeléctrica El Chocón S.A.	Argentina	228,069,515	US$	76,304,626
CEMSA	Argentina	3,718,827	US$	2,535,385
Endesa Brasil S.A.	Brasil	487,000,626	US$	412,329,709
Endesa Costanera S.A.	Argentina	83,461,096	US$	46,000,548

Total		1,451,418,378		1,099,648,132

d)     The investments in related companies made by Enersis S.A. and its affiliates for the years ended December 31, 2007 and 2008, are detailed as follows:

	As of December 31,
Company	2007	2008
	ThCh$	ThCh$

Centrales Hidroeléctricas de Aysén S.A. (Endesa Chile)	4,190,569	19,864,710
Endesa Costanera S.A.	5,995,273	—
Central Hidroeléctrica El Chocón S.A.	31,394,519	—

Total	41,580,361	19,864,710

e)     Constitution of companies

i.      On September 4, 2006, Endesa Chile and its subsidiary Endesa Inversiones Generales S.A. executed the incorporation deed that gave birth to a new subsidiary, whose name is Centrales Hidroeléctricas de Aysén S.A. and whose objective is the development, financing, ownership and operation of a hydroelectric project in the 11th Region (Aysén). The capital of the company is ThCh$1,169 divided into 100 ordinary, single-series, nominal, equivalent, no par-value shares. Endesa Chile subscribed 99 shares, representing 99% of the capital,

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

and paid the total amount, a sum of ThCh$1,169, while Endesa Inversiones Generales S.A. subscribed one share, representing 1% of the capital, and paid in ThCh$$12 for it.

On September 21, 2006 the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. was held and in it the increase in the paid-in capital of the Company to the new sum of ThCh$23,391,720 divided into 2 million nominal, single-series, no par value shares, was approved. This will be subscribed to and paid in within three years of the date of the above mentioned First Extraordinary General Shareholders’ Meeting. In this way, of the 1,999,900 shares corresponding to the increase in paid-in capital, Endesa Chile would subscribe to 1,019,900 shares, representing 51% of the increase in capital and 50.99995% of the new capital of the Company, while the new shareholder Colbún S.A. would subscribe to 980,000 shares, representing 49% of the increase in paid-in capital and 49% of the new paid-in capital. Endesa Inversiones Generales S.A. will not exercise its preferential subscription right, and therefore its interest in the paid-in capital of the Company will be 0.00005%.

On October 10, 2006, Endesa Chile subscribed to 1,019,899 shares, paying in a total of ThCh$11,880,881 for them, or Ch$11,650 per share, a sum equivalent to the placement value agreed to in the First General Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A.. At the same time, it subscribed to an additional 1 share, paying in a total of Ch$11,650 for it, equivalent to the placement value agreed to in the First General Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. However, the payment for this share was made in accordance with the terms set out in the public deed of “Payment of Shares Subscribed to for Transfer of Title and the Constitution of Usufruct on the Rights to Use the Water”, which was executed by the parties as of the same date, and according to which Ch$11,650 were paid in cash, plus a contribution for the ownership of the title to the rights to use the water that are identified in the above deed.

On October 16, 2007, the Extraordinary Shareholders’ Meeting of Centrales Hidroeléctricas de Aysén S.A. was held. The shareholders increased its capital by ThCh$14,565,375 representing 1,337,500 single series, no par value shares, which shall be subscribed and paid in within 3 years after the date of the Shareholders’ Meeting. At the same time, Empresa Nacional de Electricidad S.A. subscribed 682,125 shares for a total of ThCh$7,428,341, of which it paid ThCh$1,219,136 by capitalizing credits and ThCh$2,106,746  in cash. On December 17, 2007, Empresa Nacional de Electricidad S.A. paid in ThCh$2,083,823 by means of a cash payment to the account of this capital increase.

ii.     On March 9, 2007, Empresa Nacional de Electricidad S.A. subscribed 200 of the 1,000 registered shares issued by public deed of the Company GNL Quintero S.A.. It paid for them by assigning, transferring and capitalizing in the Company accounts receivable of ThCh$2,190,919 from its investee GNL Chile S.A.. The ownership interest of Endesa Chile in GNL Quintero S.A. is 20%. On May 31, 2007 the pending contribution of ThCh$771 in GNL Chile S.A. was paid by capitalizing the account receivable.

iii.    On October 29, 2007, the company Central Eólica Canela S.A. was incorporated. Its shareholders are the subsidiary Endesa Eco S.A., which owns 75%, and Centinela S.A., which owns 25%. As of this date, this subsidiary forms part of the consolidated financial statements of the company.

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

iv.    On April 15, 2008, the Company paid capital contributions of ThCh$2,108,778 in Centrales Hidroeléctricas de Aysén S.A., whose subscription was pending. This transaction served to pay off all the 682,125 shares subscribed on October 16, 2007.

v.     On April 30, 2008, the company purchased 1,667,700 shares of Centrales Hidroeléctricas de Aysén S.A., paying ThCh$7,236,710 for 685,950 shares on June 5, 2008. The balance of 981,750 shares will be paid within a period of three years.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

vi.    On July 15, 2008, the Company made a capital contribution of US$35,680,377 in GNL Quintero S.A., equivalent to ThCh$18,472,192, by capitalizing credits, while maintaining its 20% ownership interest.

vii.   On August 20, 2008, the Company made a partial payment of capital subscribed to Centrales Hidroeléctricas de Aysén S.A. on April 30, 2008, by contributing ThCh$5,044,622, equivalent to 490,722 shares.

viii.  On August 20, 2008, the Company subscribed a capital contribution of US$1,000,000 in GNL Chile S.A., equivalent to ThCh$538,137, maintaining its 33.33% ownership interest in that company.

ix.    On September 22, 2008, the company made a full payment of capital subscribed to Centrales Hidroeléctricas de Aysén S.A. on April 30, 2008, by contributing ThCh$5,474,600, equivalent to 491,028 shares.

f)                Reorganization of entities under common control

i.      On April 1, 2006, the subsidiaries Chilectra S.A. (formerly Elesur S.A.) and Chilectra S.A. merged, as was approved in a Meeting of Shareholders held on March 31, 2006. As a result of the merger and according to Technical Bulletin N°72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology, causing an increase of ThCh$3,531,613 in shareholders’ equity

ii.     On August 3, 2007, Endesa Chile Internacional S.A. was subject to a takeover merger by Sociedad Compañía Eléctrica Cono Sur S.A., with the latter subsisting as the company making the takeover. This merger was approved and ratified in the Extraordinary Shareholders’ Meetings of both companies on August 7, 2007.

This merger had no effect, since Endesa Chile was the main 100% shareholder of both companies

iii.    On September 1, 2007, the merger of the Colombian companies Emgesa S.A. and Central Hidroeléctrica Betania S.A., approved by the Shareholders’ Meetings of both companies of February 21, 2007, took place by Betania taking over Emgesa, with the former subsisting as the company making the take over and changing its name Emgesa S.A.

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

As a result of the above, an equity reduction of reserves of ThCh$61,741,337  has been recognized

g)    Acquisitions

i.      On January 13, 2006, the Company purchased 5,500 shares in Empresa Eléctrica Pangue S.A. for ThCh$6,594, increasing it direct ownership interest in such company to 94.97%.

On July 20, 2006, the Company acquired 3,500 shares of Empresa Eléctrica Pangue S.A. for ThCh$4,110, increasing its direct ownership interest in that company to 94.975189%.

ii.     In Peru, on June 1, 2006, Empresa de Generación Termoeléctrica Ventanilla S.A. (Etevensa) was upstream merged into the subsidiary Edegel S.A.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As a result of the merger and in accordance with Technical Bulletin N° 72 of the Chilean Institute of Accountants, this business combination subject to common control was recorded under the pooling of interests methodology and led to decreasing the interest in Edegel S.A. to 55.44% and recognizing a reduction in other reserves, under shareholders’ equity, by ThCh$6,734,291 (See note 22e).

iii.    Through a Memorandum of Understanding signed on October 5, 2004, the Corporación Financiera del Valle will stop being shareholder of the Central Hidroeléctrica de Betania S.A. through an asset exchange operation which will take place between the Corfivalle Group and Endesa Group when the legal processes defined by both parties prior to the delivery of the titles to the assets involved are completed. On December 29, 2006 the writ of the splitting of Betania was protocolized, and with that the transfer of ownership of the assets forming part of the Corfivalle group was formalized.

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

As a result, the above mentioned purchase of the minority interest was recorded in conformity with Technical Bulletin No. 72 of the Chilean Institute of Accountants and involved recognizing negative goodwill amounting to ThCh$8,554,907. (See note 13b).

iv.    On February 27, 2007, Empresa Nacional de Electricidad S.A. proceeded to acquire 19,574,798 ordinary, registered, non-endorsable shares of Southern Cone Power Argentina S.A. for ThCh$5,995,273. These shares represent 100% of the capital of Southern Cone Power Argentina S.A., which is the holder of 8,081,160 class A shares of Endesa Costanera S.A., representatives of 5.5% of this Company’s capital stock, which is the only asset of Southern Cone Power Argentina S.A.. As a result of the above, Endesa Chile now directly and indirectly owns 69.77% of the stock of Endesa Costanera S.A..

v.     On March 08, 2007, Empresa Nacional de Electricidad S.A. finalized signature of a contract to purchase all the shares of Central Hidroeléctrica El Chocón S.A., held directly or indirectly by CMS Generation S.R.L.. Endesa Chile made use of its “first refusal” option giving it the preferential purchase option under a shareholders’ agreement. The operation meant acquiring 2,734,110 class R shares and 1,733,390 class L shares equivalent to 25% of the stock capital of Hidroinvest S.A., the company which controls 59% of Hidroeléctrica El Chocón S.A., as well as 7,405,768 shares of Central Hidroeléctrica El Chocón S.A., equivalent to 2.4803% of the stock capital of the Company, which gave it the preferential purchase option under a shareholders’ agreement, for US$50,000,000 (ThCh$31,394,520). As a result of the above, Endesa Chile now directly and indirectly owns 67.67% of the stock capital of Central Hidroeléctrica El Chocón S.A.

According to the provisions of Technical Bulletin 72 of the Chilean Institute of Accountants and the standards stipulated in 1.697 of the Superintendency of Securities and Insurance, the Company evaluated the assets and liabilities acquired from Endesa Costanera S.A. and Central Hidroeléctrica El Chocón S.A. at their respective fair values. This evaluation showed that the fair values do not differ significantly from book values.

As a result of the above, the above minority interest was recorded as stipulated in Technical Bulletin 72 of the Chilean Institute of Accountants and a negative goodwill of ThCh$2,216,425 was recognized in Endesa Costanera S.A. and ThCh$5,883,599 in Central Hidroeléctrica El Chocón S.A. (See note 13b).

vi.    On March 27, 2007, Sociedad Concesionaria Túnel el Melón S.A. increased its paid-in capital by issuing 3,169,614,306 shares at a total amount of ThCh$34,893,978, with the Company concurring 100%, through a

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

cash payment of ThCh$18,433,872 and capitalization of loans in the amount of ThCh$16,460,040, thereby increasing the Company’s participation in that company by 0.01% to 100%

h)             Dissolution of related parties:

i.      As a company restructuring in Colombia, on January 30, 2006 Capital de Energía S.A. (Cesa), owner of 48.48% of Emgesa S.A. was liquidated.  51.00% of Cesa, in turn, was controlled by Central Hidroeléctrica Betania S.A.

As a result of such restructuring, as stipulated in Technical Bulletin 72 of the Chilean Institute of Accountants, this transaction by companies under common control was booked using the pooling of interests methodology, which meant reducing the ownership interest of Emgesa S.A. to 23.45% and recognizing an equity increase in reserves of ThCh$2,237,266 (see note 22e).

ii.     On September 1, 2008, Compañía Eléctrica Conosur S.A, a Panamanian subsidiary of Endesa Chile, was wound up. This winding-up was approved by the Extraordinary Shareholders’ Meeting of the wound-up company on September 1, 2008.

This winding-up did not result in material financial statement impact as Endesa Chile was the majority shareholder, with a 100% ownership interest in the company.  As a result, all related assets and liabilities were absorbed by Endesa Chile.

iii.    On December 22, 2008, Endesa Brasil Participacoes Ltda., a Brazilian subsidiary of Endesa Argentina S.A. and Endesa Chile Matriz., which had 95% and 5% ownership interests, respectively, was wound up. This winding-up did not result in material financial statement impact as Endesa Chile directly or indirectly had a 100% ownership interest in the company.

i)                Business Structure

CIEN sells electricity in Argentina and Brazil. Because of the reduction in the maximum availability of the generation and physical guarantee of energy and its associated power, the Company is focusing its business on a different compensation structure that is not based on the purchase and sale of energy between the countries.  Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Brazilian government has been presented with a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation, which is in the process of being approved. This presupposes integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

As in 2007, this year the Argentinean government formalized payment of usage charges with the Company for conveying energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian government to approve the new business plan and considers that it will probably be approved. The Company expects to have the business structure defined in 2009.

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

In 2007, Gas Atacama’s subsidiary GasAtacama Generación S.A. (GAG), has been notified of the arbitration sentence in its dispute with the electricity distribution companies Empresa Eléctrica de Arica S.A., Empresa

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., before the arbitrator Ricardo Peralta, in which GAG demanded the termination of the electricity supply contracts signed with those distributors.

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

Thus, as of December 31, 2007, the Company recorded a total impairment charge of ThCh$ 48,953,062 (historical Chilean pesos) in its Consolidated Statements of Income, which is comprised of ThCh$ 62,675 (historical Chilean pesos)  of impairment charge of goodwill recorded over the investment in Inversiones Gas Atacama Holding and ThCh$ 48,890,387 (historical Chilean pesos) related to the impairment of the investment accounted for under the equity method. These amounts were recorded within the lines “Amortization of goodwill” and “Equity participation in losses of related companies”, respectively in the Consolidated Statement of Income.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 12.            Investments in other companies

Investments in other companies at December 31, 2007 and 2008 are as follows:

	Number	Percentage	As of December 31,
Company	of shares	owned	2007	2008
		%	ThCh$	ThCh$

CDEC-SIC Ltda.	—	13.57%	191,485	173,225
CDEC-SING Ltda.	—	7.69%	303,133	303,133
Club de la Banca y Comercio	1	—	2,060	3,267
Club Empresarial	1	1.00%	23,455	26,744
Cooperativa Eléctrica de Chillán Ltda.	—	—	16,531	16,531
Electrificadora de la Costa S.A.	6,795,148	0.14%	92,999	—
Electrificadora del Caribe	109,353,394	0.22%	1,224,017	1,549,119
Empresa Eléctrica de Aysén S.A.	2,516,231	6.70%	2,533,354	2,533,354
Empresa Eléctrica de Bogotá S.A.	2,124,047	2.10%	20,519,723	25,071,539
Financiera Eléctrica Nacional S.A.	4,098	0.10%	112,064	—
Dardanelos Participaçóes S.A.	—	—	3,055	2,723

Total			25,021,876	29,679,635

Note 13.            Goodwill and Negative Goodwill

a)     The detail of the net balance of goodwill as of December 31, 2007 and 2008 and the amortization expense for the years ended December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	Amortization			Net Balance
	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chilectra S.A. (formerly Elesur S.A.)	(7,960,820)	(7,960,920)	(7,961,245)	96,309,267	88,348,021
Codensa S.A.	(1,068,666)	(928,684)	(1,092,306)	9,132,057	9,648,696
Edegel S.A.	(35,544)	(28,278)	(31,897)	306,341	323,671
Emgesa S.A.	(846,839)	(674,227)	(938,764)	7,301,241	7,648,856
Empresa Eléctrica de Colina S.A.	(237,178)	(237,180)	(237,178)	2,075,308	1,838,131
Empresa Eléctrica Pangue S.A.	(214,218)	(214,218)	(214,218)	3,124,012	2,909,794
Empresa Nacional de Electricidad S.A.	(55,018,630)	(55,018,631)	(55,018,631)	579,987,159	524,968,527
Gasoducto Atacama Chile S.A. (1)	(6,113)	(74,366)	—	—	—
Inversiones Distrilima S.A.	(1,299)	(1,129)	(1,329)	7,907	7,971

Total	(65,389,307)	(65,137,633)	(65,495,568)	698,243,292	635,693,667

(1) During the year ended December 31, 2007, in addition to ordinary annual amortization of ThCh$5,613 (historical Chilean pesos) the Company recorded goodwill impairment amounting to ThCh$62,675 (historical Chilean pesos) resulting in a complete impairment of goodwill recorded over this investment. See Note 11 (j) for details.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)     The detail of the net balance of negative goodwill as of December 31, 2007 and 2008 and the amortization expense for the years ended December 31, 2006, 2007 and 2008 are as follows:

	As of December 31,
	Amortization			Net Balance
Company	2006	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Endesa Costanera S.A. (1)	3,016,162	2,717,462	3,218,905	(6,803,434)	(4,783,203)
Emgesa S.A. (2)	2,063,958	105,638	189,540	(6,856,395)	(7,847,590)
Edegel S.A.	1,981,209	1,721,696	2,407,115	(20,803,821)	(21,956,856)
Hidroeléctrica El Chocón (1)	—	227,284	356,437	(5,833,599)	(6,504,961)
Inversiones Distrilima S.A.	27,282	23,709	27,886	(341,800)	(374,135)
Synapsis Soluciones y Servicios IT Ltda.	19,614	19,615	19,615	(83,365)	(63,749)

Total	7,108,225	4,815,404	6,219,498	(40,722,414)	(41,530,494)

(1)              See Note 11 (g) v

(2)              See Note 11 (g) iii

Note 14.            Other Assets

Other assets as of each year end are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Bond discount	14,247,168	13,776,034
Bond issuance cost	4,261,561	6,066,906
Unrealized losses from derivative contracts.	61,208,045	10,252,473
Deferred expenses	995,099	1,204,000
Bank fees and interest expense	7,178,041	6,984,439
Post-retirement benefits	3,170,745	2,607,105
Security deposits for judicial obligations	68,284,644	69,497,711
Presumptive minimum earnings and taxes	45,808,941	44,930,819
Reimbursable contributions	728,943	504,407
Deferred assets (Brazil)	64,836,078	62,566,704
Others	3,923,864	5,639,975

Total	274,643,129	224,030,573

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 15.            Due to Banks and Financial Institutions

a)              Short-term debt due to banks and financial institutions:

	Foreign currency
	US$		Other foreign currency		$Readjusted		Ch$		As of December 31,
Financial Institution	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	—	—	6,363,553	—	—	—	—	—	6,363,553	—
Banco Av Villas	—	—	10,788,395	—	—	—	—	—	10,788,395	—
Banco Bayerische Landes	15,280	—	—	—	—	—	—	—	15,280	—
Banco BBVA	—	—	50,956,292	56,470,611	—	—	—	—	50,956,292	56,470,611
Banco BBVA Bhif	—	—	—	—	—	—	5	2	5	2
Banco Continental	—	—	13,405,527	—	—	—	—	—	13,405,527	—
Banco Crédito Perú	4,936,278	12,827,084	12,230,555	26,351,898	—	—	—	—	17,166,833	39,178,982
Banco Crédito e Inversiones	—	—	—	—	—	—	9	5,010,466	9	5,010,466
Banco de Bogotá	—	—	4,842,201	—	—	—	—	—	4,842,201	—
Banco de Chile	—	—	—	—	—	—	11	10,003,231	11	10,003,231
Banco de la Ciudad de Buenos Aires	—	—	—	2,988,088	—	—	—	—	—	2,988,088
Banco de la Nación Argentina	—	—	36,119	4,617,885	—	—	—	—	36,119	4,617,885
Banco Provincia de Buenos Aires	964,512	1,046,049	—	—	—	—	—	—	964,512	1,046,049
Banco do Brasil	—	—	6,921,960	—	—	—	—	—	6,921,960	—
Banco do Nordeste do Brasil	—	—	201,712	—	—	—	—	—	201,712	—
Banco Estado	342,088	—	—	—	—	—	2,510	2,075,851	344,598	2,075,851
Banco Itaú	1,328,185	1,309,268	1,214,202	1,789,678	—	—	—	—	2,542,387	3,098,946
Banco Itau (Chile)	—	—	—	—	—	—	—	10,337,900	—	10,337,900
Banco Real	—	—	1,178,699	1,418,233	—	—	—	—	1,178,699	1,418,233
Banco Safra	—	—	971,731	35,526,681	—	—	—	—	971,731	35,526,681
Banco Santander Central Hispano	—	404,811	2,492,078	59,000,056	—	—	—	—	2,492,078	59,404,867
Banco Santander Santiago	8	103,491	—	—	4,453	90	4,676	1,269,549	9,137	1,373,130
Banco Security	—	—	—	—	—	—	1	56,683	1	56,683
Bank Votorati	—	—	—	969,551	—	—	—	—	—	969,551
Bladex	2,630,286	1,295,995	—	—	—	—	—	—	2,630,286	1,295,995
Bradesco	—	—	—	9,268	—	—	—	—	—	9,268
Citibank N.A.	—	3,321,777	11,241,564	14,405,765	—	—	—	—	11,241,564	17,727,542
Citibank (Agencia Chile)	—	—	—	—	—	—	—	35	—	35
Colmena	—	—	5,428,547	—	—	—	—	—	5,428,547	—
Comafi	172	—	—	—	—	—	—	—	172	—
Corpbanca	—	—	—	—	—	—	—	12,373,026	—	12,373,026
Deutsche Bank	7,096	—	—	—	—	—	—	—	7,096	—
Interbank	—	—	1,484,657	—	—	—	—	—	1,484,657	—
Scotiabank — Perú	2,213,299	2,621,179	14,617,053	3,657,322	—	—	—	—	16,830,352	6,278,501
Scotiabank — Chile	—	—	—	—	—	—	4	6,713,751	4	6,713,751
Standard Bank	575	—	—	—	—	—	—	—	575	—
Unibanco	22,012,676	—	5,960,754	1,250,527	—	—	—	—	27,973,430	1,250,527

Total	34,450,455	22,929,654	150,335,599	208,455,563	4,453	90	7,216	47,840,494	184,797,723	279,225801
	—								—
Total principal	27,150,255	19,341,075	143,102,423	203,660,563	—	—	—	46,570,952	170,252,678	269,572,590

Weighted average annual interest rate	9.20%	6,79%	9.94%	13.21%	0.30%	—	—	3.97%	9.73%	11.10%

	As of December 31,
	2007	2008
	%	%

Percentage of debt in foreign currency:	99.99%	82.87%
Percentage of debt in local currency:	0.01%	17.13%

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)              Current portion of long-term debt due to banks and financial institutions:

	Foreign currency
	US$		Euros		Other foreign currency		Ch$		$no Readjusted		As of December 31
Financial Institution	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

ABN Amro Bank	38,141	3,987,270	—	—	—	—	—	—	—	—	38,141	3,987,270
Banco Alfa	—	—	—	—	361,986	1,283,248	—	—	—	—	361,986	1,283,248
Banco Bayerische Landes	672,902	3,688,356	—	—	—	—	—	—	—	—	672,902	3,688,356
Banco BBVA	120,962	12,717,897	—	—	2,671,550	1,076,528	—	—	—	—	2,792,512	13,794,425
Banco Continental	1,618,405	1,591,666	—	—	10,655,715	—	—	—	—	—	12,274,120	1,591,666
Banco de Crédito (Perú)	—	60,507	—	—	10,940,074	—	—	—	—	—	10,940,074	60,507
Banco Davivienda	—	—	—	—	1,021,538	771,146	—	—	—	—	1,021,538	771,146
Banco do Brasil	—	—	—	—	2,385,671	2,509,810	—	—	—	—	2,385,671	2,509,810
Banco do Nordeste do Brasil	—	—	—	—	4,325,670	5,438,284	—	—	—	—	4,325,670	5,438,284
Banco Europeo de Investimentos	5,419,179	5,937,297	—	—	—	—	—	—	—	—	5,419,179	5,937,297
Banco Itau	—	1,911,982	—	—	—	4,012	—	—	—	—	—	1,915,994
Banco Itau (Chile)	20,923	2,187,304	—	—	—	—	—	—	—	—	20,923	2,187,304
Banco Medio Crédito	—	—	—	—	2,182,005	2,523,313	—	—	—	—	2,182,005	2,523,313
Banco Monte Paschi	13,077	1,367,064	—	—	—	—	—	—	—	—	13,077	1,367,064
Banco Nacionale de Paris	3,494,019	3,270,303	—	—	—	—	—	—	—	—	3,494,019	3,270,303
Banco Pactual	—	—	—	—	568,686	10,482,222	—	—	—	—	568,686	10,482,222
Banco Santander Central Hispano	162,627	7,723,912	—	—	3,041,596	3,392,442	—	—	—	—	3,204,223	11,116,354
Bancolombia	—	—	—	—	3,141,715	5,354,867	—	—	—	—	3,141,715	5,354,867
Banesto	2,229,889	—	—	—	—	—	—	—	—	—	2,229,889	—
Bank of Tokyo — Mitsubishi	111,541	9,581,957	—	—	—	—	—	—	—	—	111,541	9,581,957
BNDES	1,254,831	—	—	—	38,673,729	29,265,217	—	—	—	—	39,928,560	29,265,217
Bradesco	—	—	—	—	1,175,976	21,424,394	—	—	—	—	1,175,976	21,424,394
Caja de ahorros de Galicia	26,153	2,734,128	—	—	—	—	—	—	—	—	26,153	2,734,128
Caja de Ahorros y Monte de Piedad de Madrid	120,962	12,661,640	—	—	—	—	—	—	—	—	120,962	12,661,640
Citibank N.A.	5,536,453	19,011,159	—	—	—	—	—	—	—	—	5,536,453	19,011,159
Citibank (Agencia en Chile)	—	—	—	—	—	—	—	—	35	—	35	—
Credit Suisse First Boston	4,659,830	10,921,057	—	—	—	—	—	—	—	—	4,659,830	10,921,057
Deutsche Bank A.G.	5,540,949	18,637,341	—	—	—	—	—	—	—	—	5,540,949	18,637,341
Dresdner	26,153	2,734,128	—	—	—	—	—	—	—	—	26,153	2,734,128
Export Develop. Corp.	1,831,457	1,965,537	—	—	—	—	—	—	—	—	1,831,457	1,965,537
HSBC	76,282	7,974,540	—	—	374,583	418,494	—	—	—	—	450,865	8,393,034
Instituto Crédito Oficial	38,141	3,987,270	—	—	—	—	—	—	—	—	38,141	3,987,270
International Finance Corporation	4,512,885	6,365,639	—	—	—	—	—	—	—	—	4,512,885	6,365,639
Kreditanstal Fur Weideraubau	301,452	176,238	—	—	—	—	—	—	—	—	301,452	176,238
The Bank of Nova Scotia	26,153	2,734,128	—	—	—	—	—	—	—	—	26,153	2,734,128
Sao Paulo (USA)	91,538	9,569,449	—	—	—	—	—	—	—	—	91,538	9,569,449
Scotiabank	3,963,075	4,587,929	—	—	9,126,761	—	—	—	—	—	13,089,836	4,587,929
Standard Bank	3,252,089	7,484,652	—	—	—	—	—	—	—	—	3,252,089	7,484,652
Unibanco	—	244,006	—	—	937,822	21,617,710	—	—	—	—	937,822	21,861,716
Votorantim	—	—	—	—	3,931,505	—	—	—	—	—	3,931,505	—
West LB, New York Branch	142,838	10,334,519	—	—	—	—	—	—	—	—	142,838	10,334,519

Total	45,302,906	176,148,875	—	—	95,516,582	105,561,687	—	—	35	—	140,819,523	281,710,562

Total principal	44,102,991	168,723,490	—	—	87,136,214	98,391,693	—	—	—	—	131,239,205	267,115,183

Weighted average annual interest rate	8.44%	5.10%	0.00%	0.00%	9.93%	12.70%	0.00%	—	0.30%	—	9.45%	7.95%

	As of December 31,
	2008	2007
	%	%

Percentage of debt in foreign currency:	100.00%	100.00%
Percentage of debt in local currency:	—	—

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 16.    Long-Term Portion of Debt Due to Banks and Financial Institutions

	As of December 31, 2008							Total	Annual	Total
		After 1 year	After 2 years	After 3 years	After 5 years			Long-term	interest	long-term
Financial		but within	but within	but within	but within			Portion	rate	portion -
Institution	Currency	2 years	3 years	5 years	10 years	After 10 years		2008	average	2007
		ThCh$	ThCh$	ThCh$	ThCh$	Years	ThCh$	ThCh$		ThCh$

Banco Abn Amro Bank	US$	6,629,688	—	—	—	—	—	6,629,688	1.96%	9,807,677
Banco Alfa	Rs	2,723,363	2,723,363	13,616,816	—	—	—	19,063,542	13.34%	21,384,097
Banco Bayerische Landes	US$	—	—	—	—	—	—	—	—	3,124,929
Banco BBVA	US$	19,889,063	—	—	37,550,550	—	—	57,439,613	1.96%	30,775,813
	$Col	—	—	23,404,940	—	—	—	23,404,940	12.13%	22,159,071
Banco Continental	US$	4,291,045	7,556,887	—	—	—	—	11,847,932	3.97%	11,426,419
	Soles	11,951,162	—	—	—	—	—	11,951,162	6.50%	—
Banco Crédito Perú	US$	7,637,400	11,456,100	—	—	—	—	19,093,500	5.19%	—
	Soles	14,667,575	—	—	—	—	—	14,667,575	8.34%	—
Banco Estado	US$	—	8,751,187	—	—	—	—	8,751,187	1.96%	4,873,401
Banco Europeo de Investimentos	US$	5,303,750	5,303,750	5,303,750	—	—	—	15,911,250	18.33%	18,037,107
Banco Davivienda	$Col	—	—	8,949,497	—	—	—	8,949,497	12.13%	8,473,106
Banco do Brasil	US$	187,568	187,568	226,494	47,185	16	1,764,178	2,412,993	4.13%	2,233,396
	Rs	3,046,223	3,237,879	33,709,391	713,640	—	—	40,707,133	14.32%	46,027,058
Banco do Nordeste do Brasil	Rs	10,380,816	10,380,816	19,736,699	5,310,558	—	—	45,808,889	7.69%	48,626,821
Banco Itau (Chile)	US$	—	—	—	—	—	—	—	—	4,328,908
Banco Itau	US$	3,818,700	4,297,698	—	—	—	—	8,116,398	7.05%	8,116,698
	Rs	727,138	1,454,276	1,454,276	—	—	—	3,635,690	13.55%	4,078,253
Banco Medio Crédito	$Arg	2,510,735	1,255,233	—	—	—	—	3,765,968	1.75%	5,420,564
Banco Monte Paschi	US$	—	—	—	—	—	—	—	—	2,705,566
Banco Nacionale de Paris	US$	1,041,278	13,770,278	2,082,556	2,082,555	—	—	18,976,667	3.29%	15,066,838
Banco Pactual	Rs	—	—	—	—	—	—	—	—	10,225,172
Bancolombia	$Col	—	—	27,522,189	—	—	—	27,522,189	12.13%	26,057,081
Banco Santander Central Hispano	US$	14,374,311	21,480,187	—	21,002,850	—	—	56,857,348	2.02%	31,227,743
	$Col	—	—	26,646,842	—	—	—	26,646,842	12.13%	25,228,247
	Rs	27,233,589	65,360,615	70,807,333	—	—	—	163,401,537	14.80%	183,293,442
Banco Votorantim	Rs	—	—	—	—	—	—	—	—	30,548,710
Banesto N.Y. Branch	US$	—	6,364,500	—	15,911,250	—	—	22,275,750	1.96%	3,544,292
Bank Tokio — Mitsubishi	US$	15,911,250	21,480,188	—	21,002,850	—	—	58,394,288	1.96%	35,500,408
BNDES	Rs	35,476,099	28,256,636	22,251,388	7,635,429	—	—	93,619,552	14.42%	71,859,534
Bradesco	Rs	727,138	12,347,729	17,794,456	—	—	—	30,869,323	13.50%	24,296,982
Caja de Ahorros de Galicia	US$	—	—	—	—	—	—	—	—	5,411,133
Caja de Ahorros y Monte de Piedad de Madrid	US$	10,342,312	—	—	31,822,500	—	—	42,164,812	1.96%	28,016,136
Citibank N.Y.	US$	19,889,062	21,480,188	—	—	—	—	41,369,250	1.96%	48,148,928
Credit Swiss First Boston	US$	2,727,643	—	—	—	—	—	2,727,643	8.55%	11,595,282
Deutsche Bank A.G.	US$	12,728,894	13,259,482	—	—	—	—	25,988,376	7.72%	38,513,157
Dresdner	US$	—	—	—	—	—	—	—	—	5,411,132
Export Develop. Corp.	US$	1,373,295	16,822,458	1,822,416	911,208	—	—	20,929,377	2.47%	14,687,627
HSBC	US$	13,259,375	—	—	—	—	—	13,259,375	1.96%	19,615,353
	Rs	—	20,425,225	20,425,225	—	—	—	40,850,450	13.25%	45,823,065
Ing Bank	US$	25,458,000	—	—	—	—	—	25,458,000	1.96%	7,359,140
Instituto de Crédito Oficial	US$	6,629,688	12,729,000	—	—	—	—	19,358,688	1.96%	16,896,260
International Finance Corporation	US$	13,750,516	7,632,135	16,965,519	22,045,801	—	—	60,393,971	7.86%	57,179,974
Kreditanstalf Fur Weideraubau	US$	—	—	—	—	—	—	—	—	148,004
Sao Paulo (USA)	US$	15,911,250	—	—	—	—	—	15,911,250	1.96%	23,538,425
Scotiabank	US$	9,164,880	2,291,220	—	—	—	—	11,456,100	3.08%	13,636,053
Standard Bank	US$	7,425,143	13,259,482	—	—	—	—	20,684,625	9.19%	23,899,076
The Royal Bank of Scotland	US$	—	6,364,500	—	—	—	—	6,364,500	1.96%	3,544,292
The Bank of Nova Scotia	US$	6,364,500	—	—	—	—	—	6,364,500	1.96%	7,250,917
Unibanco	Rs	1,799,594	1,448,829	1,448,829	—	—	—	4,697,252	13.63%	28,144,700
West LB AG, New York Branch	US$	—	—	—	—	—	—	—	—	8,657,810

Totales		335,352,043	341,377,409	314,168,616	166,036,376		1,764,178	1,158,698,622		1,115,923,797

	As of December 31,
	2007	2008
	%	%

Percentage of debt in foreign currency:	100.00%	100.00%
Percentage of debt in local currency:	—	—

Total	100.00%	100.00%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

In November 2004 the Company obtained a syndicated loan of US$350 million through a revolving credit agreement, with a maturity in November 2009. The outstanding amount at the end of 2008 was US $150 million. The spread depends on the corporate rate provided by S&P. At December 31, 2008 the risk rating is BBB and the current spread is 0.375%. On December 7, 2006 Enersis signed a new revolving loan for US $200 million maturing on December 7, 2009 with a spread over Libor of 0,250%.  This second revolving facility has not been used.

On November 5, 2004, Endesa Chile entered into a revolving facility of US $250 million, which matures on November 11, 2010, and has a 0.375% spread over Libor, which had been completely drawn as of December 31, 2008.

On January 26, 2006, Endesa Chile entered into a second revolving facility for US $200 million, which matures on July 26, 2011 and has a 0.300% spread over Libor. This facility has also been completely drawn as of December 31, 2008.

On December 7, 2006  Endesa Chile signed a new revolving loan for US $200 million, due on December 7, 2009 with a spread of 0,250% over Libor.  As of December 31, 2008, no withdrawals have been made from this facility.

On June 16, 2008, Endesa Chile subscribed a fourth loan, with 50% fixed term and 50% revolving facility, totaling US$400 million and maturing on June 16, 2014, with a spread of 0.750% above Libor. US $200 million of this loan had been drawn as of December 31, 2008.

The revolving credits of Enersis and Endesa Chile may be paid down and drawn at any moment prior to expiration.

These transactions were all unsecured facilities governed by the laws of the State of New York.

Note 17.            Other Current Liabilities

Other current liabilities are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Advances and guarantee on construction	87,090	100,349
Taxes payables	3,248,032	5,608,305
Contingencies - third party claims	56,594,003	71,368,086
Reimbursable contributions	1,227,055	1,366,907
Energy efficiency program (Brazil)	34,964,723	34,759,803
Azopardo provision	915,178	1,982,602
Accrued employees benefits - other	2,889,173	4,827,046
Derivative contracts	11,855,256	7,747,989
Fair value - derivative contracts	4,847,824	9,918
Emergency energy provision (Brazil and Argentina)	21,747,107	15,189,951
Obligations of payment to third parties	1,287,788	—
Advances from clients	1,829,977	3,465,585
Other current liabilities	2,492,384	1,044,419

Total	143,985,590	147,470,960

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 18.            Bonds Payable

a)              Details of the short-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2007	2008
				%		ThCh$	ThCh$

Bond N°269 – Enersis	B-1	10,026	U.F.	5.50%	6-15-2009	209,293	109,226
Bond N°269 – Enersis	B-2	1,776,703	U.F.	5.75%	6-15-2022	1,879,653	1,985,960
Yankee Bonds – Enersis	Two	249,734,000	US$	7.40%	12-1-2016	833,329	969,422
Yankee Bonds – Enersis	Three	858,000	US$	6.60%	12-1-2026	2,554	3,003
Yankee Bonds II – Enersis	One	350,000,000	US$	7.38%	12-1-2014	6,401,764	7,529,668
Bonds Edelnor	One	4,891,900	Soles	9.61%	2-1-2011	7,006	7,534
Bonds Edelnor	I° Prog.	30,000,000	Soles	5.86%	1-16-2008	5,561,057	—
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	1-16-2012	101,305	4,167,512
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5,4%	4-22-2014	39,986	55,765
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	6-9-2009	18,043	4,074,070
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6,5%	6-9-2014	14,731	17,647
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6,5%	6-24-2014	8,403	10,067
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	6-10-2010	22,200	24,914
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	6-10-2015	26,340	29,559
Bonds Edelnor	II° Prog	20,000,000	Soles	7.31%	1-5-2011	128,404	—
Bonds Edelnor	II° Prog.	4,000,000	Soles	7.84%	1-5-2013	27,546	—
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	1-5-2016	128,897	—
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	2-1-2011	105,589	118,497
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	2-1-2016	162,663	182,548
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	3-17-2009	65,902	3,975,760
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	5-22-2009	19,304	3,062,029
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	5-22-2013	21,626	24,270
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-6-2013	42,077	47,221
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.69%	4-19-2012	40,518	45,472
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.91%	4-19-2015	42,077	47,221
Bonds Edelnor	II° Prog.	40,000,000	Soles	5.97%	7-6-2012	208,418	224,764
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	8-31-2016	65,190	73,159
Bonds Edelnor	III° Prog	40,000,000	Soles	6.94%	8-29-2015	168,458	189,052
Bonds Edelnor	III° Prog	30,000,000	Soles	6.56%	9-12-2012	106,674	119,714
Bonds Edelnor	III° Prog.	30,000,000	Soles	6.84%	1-10-2013	—	196,515
Bonds Edelnor	III° Prog.	20,000,000	Soles	5.94%	3-1-2011	—	80,900
Bonds Edelnor	III° Prog	20,000,000	Soles	6.28%	3-1-2013	—	85,584
Bonds Edelnor	III° Prog	25,000,000	Soles	6.81%	6-13-2014	—	16,301
Bonds Edelnor	III° Prog.	25,000,000	Soles	7.13%	6-13-2016	—	17,049
Bonds Edelnor	III° Prog.	20,000,000	Soles	7.50%	7-11-2011	—	142,728
Bonds Edelnor	III° Prog	30,000,000	Soles	7.72%	7-11-2013	—	220,337
Bonds Edelnor	III° Prog.	13,000,000	Soles	8.31%	12-11-2012	—	11,560
Bonds Edelnor	III° Prog.	15,465,000	Soles	8.25%	12-11-2011	—	13,649
Bonds Codensa	B3	50,000,000,000	$ Col.	12.42%	3-15-2009	77,886	14,284,446
Bonds Codensa	B5	200,000,000,000	$ Col.	13.63%	3-15-2011	349,146	436,859
Bonds Codensa	B8	250,000,000,000	$ Col.	13.82%	3-15-2014	443,148	560,258
Bonds Codensa	A	224,780,000,000	$ Col.	12.12%	3-14-2010	302,527	380,180
Bonds Codensa	B	391,500,000,000	$ Col.	12.80%	3-14-2017	548,131	701,558
Bonds Codensa	C	33,720,000	$ Col.	12.37%	3-14-2012	48,860	58,350
Bonds Codensa	D	109,000,000,000	$ Col.	12.06%	3-11-2010	—	214,558
Bonds Codensa	E-F	161,000,000,000	$ Col.	12.56%	3-11-2013	—	341,374
Bonds Edesur	Seven	165,000,000	$ Arg	11.75%	6-19-2012	110,926	119,047
Bonos Ampla	1° Serie	290,000,000	Reales	CDI+1,2% aa	3-1-2028	91,912,633	—
Bonos Ampla	2°Serie	110,000,000	Reales	IGP-M+11,4%	3-1-2010	3,536,648	3,517,307
Bonos Ampla	Unit	370,000,000	Reales	DI + 0,85% aa	8-1-2012	5,357,974	5,880,379
Bonds Endesa	F	1,500,000	U.F.	6.20%	8-1-2022	1,456,673	1,445,988
Bonds Endesa	H	4,000,000	U.F.	6.20%	10-15-2028	1,087,466	1,091,714
Bonds Endesa	K	4,000,000	U.F.	3.80%	4-15-2027	670,384	673,003
Bonds Endesa	M	10,000,000	U.F.	4.75%	12-15-2029	—	419,648
Bonds Endesa	One	205,881,000	US$	7.88%	2-1-2027	3,669,749	4,299,519
Bonds Endesa	Two	220,000,000	US$	7.33%	2-1-2037	3,633,349	144,292,497
Bonds Endesa	Three	40,416,000	US$	8.13%	2-1-2097	837,824	870,822
Bonds Endesa	One	400,000,000	US$	7.75%	7-15-2008	224,133,600	—
Bonds Endesa	One	400,000,000	US$	8.50%	4-1-2009	4,599,462	259,989,824
Bonds Endesa	144A	400,000,000	US$	8.35%	8-1-2013	7,530,493	8,857,263
Bonds Endesa	144A	200,000,000	US$	8.63%	8-1-2015	3,889,251	4,574,484
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	1-26-2009	86,804	6,466,597
Bonds Edegel	6 A 2° issue	30,000,000	Soles	5.88%	2-27-2008	5,525,275	—
Bonds Edegel	6 B 2° issue	20,000,000	Soles	8.50%	6-18-2008	3,621,264	—
Bonds Edegel	7 A 2° issue	10,000,000	US$	4.94%	7-26-2009	165,628	6,498,945
Bonds Edegel	8 A 2° issue	22,370,000	Soles	6.00%	3-10-2008	4,112,986	—
Bonds Edegel	8 B 2° issue	25,700,000	Soles	6.47%	3-30-2008	4,715,218	—
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	6-1-2009	72,738	14,260,949
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	81,378	91,298
Bonds Edegel	11 A 2° issue	20,000,000	US$	6.06%	11-18-2012	76,545	90,031
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	56,775	63,696
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2010	48,135	54,003
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	30,567	34,293
Bonds Edegel	13 B 2° issue	25,000,000	Soles	6.16%	1-15-2014	127,362	142,888
Bonds Edegel	14 B 2° issue	25,000,000	Soles	5.91%	2-22-2011	94,790	106,345
Bonds Edegel	1° issue Serie A	25,000,000	Soles	6.31%	6-21-2022	7,123	7,992
Bonds Edegel	2° issue Serie A	8,000,000	US$	5.97%	7-18-2011	116,270	136,757
Bonds Edegel	3° issue Serie A	25,000,000	Soles	6.28%	7-3-2019	139,399	156,392
Bonds Edegel	4° issue Serie A	25,000,000	Soles	6.75%	8-31-2014	81,248	91,153
Bonds Edegel	5° issue Serie A	25,000,000	Soles	6.50%	3-18-2013	83,944	93,263
Bonds Edegel	6° issue Serie A	25,000,000	Soles	6.44%	5-21-2013	32,286	35,316
Bonds Edegel	7° issue Serie A	25,000,000	Soles	6.63%	6-13-2013	14,952	16,775
Bonds Edegel	8° issue Serie A	10,000,000	US$	6.34%	1-25-2028	—	173,836
Bonds Edegel	9° issue Serie A	28,300,000	Soles	6.59%	3-7-2014	—	118,646
Bonds Edegel	10° issue SerieA	9,720,000	US$	9.00%	11-12-2014	—	74,237
Bonds Emgesa	B-10 1° issue	229,825,000,000	$ Col.	12.73%	10-9-2009	1,606,953	4,840,736
Bonds Emgesa	B-10 1° issue	60,000,000,000	$ Col.	13.49%	11-10-2009	247,163	17,332,484
Bonds Emgesa	C-10 1° issue	9,684,517,481	$ Col.	10.25%	10-9-2009	112,160	5,491,591
Bonds Emgesa	C-10 1° issue	17,235,158,229	$ Col.	10.25%	10-9-2009	60,735	65,264,107
Bonds Emgesa	A-10 3° issue	210,000,000,000	$ Col.	13.15%	2-23-2015	621,777	778,697
Bonds Emgesa	A-10 3° issue	40,000,000,000	$ Col.	13.15%	2-23-2015	118,434	148,323
Bonds Emgesa	B-10 4° issue	170,000,000,000	$ Col.	13.28%	2-20-2017	4,270,761	5,544,669
Bonds Emgesa	B 1° issue	400,000,000,000	$ Col.	14.73%	11-10-2011	1,627,978	2,260,188

Total						398,611,785	611,261,962

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Details of the long-term portion of bonds payable is as follows:

		Face value		Interest	Maturity	As of December 31,
Instrument	Series	outstanding	Currency	rate	date	2007	2008
						ThCh$	ThCh$

Bond N° 269 - Enersis	B-1	10,026	U.F.	5.50%	6-15-2009	108,556	—
Bond N° 269 - Enersis	B-2	1,776,703	U.F.	5.75%	6-15-2022	37,060,075	35,306,809
Yankee Bonds - Enersis	Two	249,734,000	US$	7.40%	12-1-2016	135,134,366	158,943,205
Yankee Bonds - Enersis	Three	858,000	US$	6.60%	12-1-2026	464,276	546,074
Yankee Bonds II - Enersis	One	350,000,000	US$	7.38%	12-1-2014	189,389,624	222,757,500
Bonds Edelnor	One	4,891,900	Soles	9.61%	2-1-2011	883,535	991,545
Bonds Edelnor	I° Prog.	20,000,000	Soles	6.25%	1-16-2012	3,612,237	—
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 5,4%	4-22-2014	3,893,106	4,663,880
Bonds Edelnor	I° Prog.	20,000,000	Soles	8.56%	6-9-2009	5,418,358	—
Bonds Edelnor	I° Prog.	20,000,000	Soles	VAC + 6,5%	6-9-2014	3,884,982	4,654,146
Bonds Edelnor	I° Prog.	40,000,000	Soles	VAC + 6,5%	6-24-2014	7,756,474	9,292,133
Bonds Edelnor	I° Prog.	30,000,000	Soles	7.38%	6-10-2010	5,418,358	6,080,732
Bonds Edelnor	I° Prog.	30,000,000	Soles	8.75%	6-10-2015	3,612,237	6,080,732
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.31%	1-5-2011	3,612,237	4,053,822
Bonds Edelnor	II° Prog..	4,000,000	Soles	7.84%	1-5-2013	722,447	810,764
Bonds Edelnor	II° Prog.	18,000,000	Soles	8.16%	1-5-2016	3,251,015	3,648,439
Bonds Edelnor	II° Prog.	20,000,000	Soles	7.06%	2-1-2011	3,612,237	4,053,822
Bonds Edelnor	II° Prog.	27,200,000	Soles	8.00%	2-1-2016	4,912,643	5,513,197
Bonds Edelnor	II° Prog.	19,250,000	Soles	6.63%	3-17-2009	3,476,780	—
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.75%	5-22-2009	2,709,178	—
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.56%	5-22-2013	2,709,178	3,040,366
Bonds Edelnor	II° Prog.	15,000,000	Soles	6.66%	10-6-2013	2,709,178	3,040,366
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.69%	4-19-2012	3,612,237	4,053,822
Bonds Edelnor	II° Prog.	20,000,000	Soles	5.91%	4-19-2015	3,612,237	4,053,822
Bonds Edelnor	II° Prog.	40,000,000	Soles	5.97%	7-6-2012	7,224,476	8,107,644
Bonds Edelnor	II° Prog.	15,000,000	Soles	7.22%	8-31-2016	2,709,178	3,040,366
Bonds Edelnor	III° Prog	40,000,000	Soles	6.94%	8-29-2015	7,224,476	8,107,644
Bonds Edelnor	III° Prog	30,000,000	Soles	6.56%	9-12-2012	5,418,358	6,080,732
Bonds Edelnor	III° Prog	30,000,000	Soles	6.84%	1-10-2013	—	6,080,732
Bonds Edelnor	III° Prog.	20,000,000	Soles	5.94%	3-1-2011	—	4,053,822
Bonds Edelnor	III° Prog.	20,000,000	Soles	6.28%	3-1-2013	—	4,053,822
Bonds Edelnor	III° Prog	25,000,000	Soles	6.81%	6-13-2014	—	5,067,277
Bonds Edelnor	III° Prog	25,000,000	Soles	7.13%	6-13-2016	—	5,067,277
Bonds Edelnor	III° Prog.	20,000,000	Soles	7.50%	7-11-2011	—	4,053,822
Bonds Edelnor	III° Prog.	30,000,000	Soles	7.72%	7-11-2013	—	6,080,732
Bonds Edelnor	III° Prog	13,000,000	Soles	8.31%	12-11-2012	—	2,634,984
Bonds Edelnor	III° Prog.	15,465,000	Soles	8.25%	12-11-2011	—	3,134,618
Bonds Codensa	B3	50,000,000,000	$ Col.	12.42%	3-15-2009	13,428,726	—
Bonds Codensa	B5	200,000,000,000	$ Col.	13.63%	3-15-2011	53,714,905	56,734,965
Bonds Codensa	B8	250,000,000,000	$ Col.	13.82%	3-15-2014	67,143,631	70,918,706
Bonds Codensa	A	224,780,000,000	$ Col.	12.12%	3-14-2010	60,370,182	63,764,427
Bonds Codensa	B	391,500,000,000	$ Col.	12.80%	3-14-2017	105,146,927	111,058,694
Bonds Codensa	C	33,720,000	$ Col.	12.37%	3-14-2012	9,056,333	9,565,515
Bonds Codensa	D	109,000,000,000	$ Col.	12.06%	3-11-2010	—	30,920,556
Bonds Codensa	E	85,500,000,000	$ Col.	12.56%	3-11-2013	—	24,254,198
Bonds Codensa	F	75,500,000,000	$ Col.	13.48%	3-11-2013	—	21,417,450
Bonds Edesur	Seven	165,000,000	$ Arg	11.75%	6-19-2012	28,321,548	30,394,862
Bonds Ampla	2°Serie	110,000,000	Reales	IGP-M+11,4%	3-1-2010	37,757,841	36,995,835
Bonds Ampla	Unit	370,000,000	Reales	DI + 0,85% aa	8-1-2012	113,031,044	100,764,442
Bonds Endesa	F	1,500,000	U.F.	6.20%	8-1-2022	31,412,543	30,891,701
Bonds Endesa	H	4,000,000	U.F.	6.20%	10-15-2028	85,476,307	85,810,280
Bonds Endesa	K	4,000,000	U.F.	3.80%	4-15-2027	85,476,307	85,810,280
Bonds Endesa	M	10,000,000	U.F.	4.75%	12-15-2029	—	214,525,700
Bonds Endesa	One	105,881,000	US$	7.88%	2-1-2027	111,404,929	131,032,962
Bonds Endesa	Two	220,000,000	US$	7.33%	2-1-2037	119,044,906	—
Bonds Endesa	Three	40,416,000	US$	8.13%	2-1-2097	21,869,630	25,722,763
Bonds Endesa	Unit	400,000,000	US$	8.50%	4-1-2009	216,445,284	—
Bonds Endesa	144A	400,000,000	US$	8.35%	8-1-2013	216,445,284	254,580,000
Bonds Endesa	144A	200,000,000	US$	8.63%	8-1-2015	108,222,641	127,290,000
Bonds Edegel	5 A 2° issue	10,000,000	US$	3.75%	1-26-2009	5,411,131	—
Bonds Edegel	7 A 2° issue	10,000,000	US$	4.94%	7-26-2009	5,411,131	—
Bonds Edegel	9 A 2° issue	70,000,000	Soles	6.91%	6-1-2009	12,638,614	—
Bonds Edegel	10 A 2° issue	35,000,000	Soles	6.72%	10-21-2010	6,319,307	7,089,672
Bonds Edegel	11 A 2° issue	20,000,000	US$	6.06%	11-18-2012	10,822,264	12,729,000
Bonds Edegel	13 A 2° issue	25,000,000	Soles	6.47%	10-20-2013	4,513,791	5,064,052
Bonds Edegel	14 A 2° issue	25,000,000	Soles	6.09%	10-21-2010	4,513,791	5,064,052
Bonds Edegel	15 A 2° issue	30,000,000	Soles	6.16%	11-27-2011	5,416,549	6,076,862
Bonds Edegel	13 B 2° issue	25,000,000	Soles	6.16%	1-15-2014	4,513,791	5,064,052
Bonds Edegel	14 B 2° issue	25,000,000	Soles	5.91%	2-22-2011	4,513,791	5,064,052
Bonds Edegel	1° issue Serie A	25,000,000	Soles	6.31%	6-21-2022	4,513,791	5,064,052
Bonds Edegel	2° issue Serie A	8,000,000	US$	5.97%	7-18-2011	4,328,902	5,091,600
Bonds Edegel	3° issue Serie A	25,000,000	Soles	6.28%	7-3-2019	4,513,791	5,064,052
Bonds Edegel	4° issue Serie A	20,000,000	Soles	6.75%	8-31-2014	3,611,033	4,051,240
Bonds Edegel	5° issue Serie A	25,000,000	Soles	6.50%	3-18-2013	4,513,791	5,064,052
Bonds Edegel	6° issue Serie A	25,000,000	Soles	6.44%	5-21-2013	4,513,791	5,064,052
Bonds Edegel	7° issue Serie A	25,000,000	Soles	6.63%	6-13-2013	4,513,791	5,064,052
Bonds Edegel	8° issue Serie A	10,000,000	US$	6.34%	1-25-2028	—	6,364,500
Bonds Edegel	9° issue Serie A	28,300,000	Soles	6.59%	3-7-2014	—	5,732,505
Bonds Edegel	10° issue SerieA A	9,720,000	US$	9.00%	11-12-2014	—	6,186,293
Bonds Emgesa	B-10 1° issue	229,825,000,000	$ Col.	12.73%	10-9-2009	61,725,141	—
Bonds Emgesa	B-10 1° issue	60,000,000,000	$ Col.	13.49%	11-10-2009	16,114,471	—
Bonds Emgesa	C-10 1° issue	9,684,517,481	$ Col.	10.25%	10-9-2009	2,706,341	—
Bonds Emgesa	C-10 1° issue	17,235,158,229	$ Col.	10.25%	10-9-2009	4,719,100	—
Bonds Emgesa	A-10 1° issue	210,000,000,000	$ Col.	13.15%	2-23-2015	56,400,651	59,571,713
Bonds Emgesa	A-10 3° issue	40,000,000,000	$ Col.	13.15%	2-23-2015	10,742,981	11,346,993
Bonds Emgesa	B-10 4° issue	170,000,000,000	$ Col.	13.28%	2-20-2017	45,657,669	48,224,720
Bonds Emgesa	B 1° issue	400,000,000,000	$ Col.	14.73%	11-10-2011	107,429,932	113,470,139

Total						2,338,000,343	2,391,113,689

*              VAC (“Valor de activación constante”) is issued by the Banco Central de Reserva del Perú and calculated based in the inflation rate (represents an inflation - indexed new Peruvian Sol).

Year	%
2007	6.52
2008	6.96

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b)              Bonds payable consist of the following:

1.1    Domestic Bonds

On September 11, 2001, the Superintendence of Securities and Insurance registered the issue of adjustable bearer bonds of Enersis dated June 14, 2001 in the Securities Register under No. 269. This placement was made in two series, as follows:

	Total amount	No. of bonds	Face value
Tranche	In UF	per series	In UF

B1	1,000,000	1,000	1,000
B1	3,000,000	300	10,000
B2	1,000,000	1,000	1,000
B2	1,500,000	150	10,000

The scheduled maturity of the Series B-1 bonds is 8 years, with no grace period; interest and principal are payable semi-annually. Annual interest is 5.5%, compounded semi-annually.

The scheduled maturity of the Series B-2 bonds is 21 years, principal payments beginning after 5 years, interest and principal payable semi-annually. Annual interest is 5.75%, compounded semi-annually.

1.2 Yankee Bonds

On November 21, 1996, the Company, acting through its former branch in the Cayman Islands, issued  Yankee Bonds for US$800 million registered in the SEC. This issuance was made in three tranches, as follows:

	Total amount	Years to	Stated annual
Tranche	in US$	maturity	interest rate

1	300,000,000	10	6.90%
2	350,000,000	20	7.40%
3	150,000,000	30	6.60%

Interest is payable on a semi-annual basis and principal is due upon maturity. The tranche 3 bond holders had a put option in 2003, which was exercised by nearly all holders in November 2003 for US$149,142,000.

During the second quarter of 2004, UF/US$swap contracts were entered into for US$100,000,000 associated with the series the tranche 1 bond and US$250,000,000 associated with tranche 2.

During November, 2006 US$300 million from series one of the Yankee Bonds were paid off. This operation meant liquidating swap for US$100 million associated with this bond.

During November, 2001, Enersis Internacional a wholly-owned subsidiary of Enersis made a tender offer for total or partial cash purchase of the tranche 2 Yankee Bonds, with a par value of ThUS$350,000 maturing at 20 years in 2016.

As a result of this offer, tranche 2 bonds with par value of of ThUS$100,266 were bought in the amount of ThUS$95,536.

As a result of the liquidation of Enersis Internacional S.A. on September 21, 2006, the parent Enersis S.A. was allocated its assets and liabilities, which included such bonds among its assets.

Given the above, as of  December 31, 2008 the bonds are presented net of the repurchase.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

1.3 Yankee Bonds II

On November 24, 2003, the Company, through its former Cayman Islands Branch, issued Yankee Bonds registered with the SEC for US$350 million. This issuance was made in a single tranche, as follows:

	Total amount	Years to	Stated annual
Series	in US$	Maturity	interest rate

1	350,000,000	10	7.375%

Interest is paid semi-annually and amortization of capital is a single installment at the end of the term.

During the second half of 2004, debts have been re-denominated through US$/UF swap contracts for the total of this issuance.

1.4 Chilectra S.A. Bonds

On October 13, 2003, Chilectra S.A. registered, in the Superintendence of Securities and Insurance, 2 tranches of bonds corresponding to Nº 347 and 348 for a maximum line amount of UF 4,200,000 and UF 4,000,000 respectively. This bonds have not yet been issued.

1.5 Edelnor Bonds (Subsidiary of Distrilima S.A.)

As of December 31, 2008 the current obligations are as follows:

First issuance
Date of Issuance	: March 1, 1996
Number of bonds subscribed	: 48,919 bonds.
Face value	: S/. 100 (100 new soles) each
Redemption term	: 15 years
Interest rate	: 9.61% annual
Interest payment	: Annually, on coupon maturity
Principal amortization	: Amortization of total principal upon maturity

First program of Corporate Bonds Eighth issuance
Date of issuance	: January 16, 2004.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 8 years.
Interest rate	: 6.25%.
Interest payment	: Semi-annual.

Ninth issuance
Date of issuance	: April 22, 2004.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 5.4%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Tenth issuance
Date of issuance	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 5 years.
Interest rate	: 8.56%.
Interest payment	: Semi-annual.

Eleventh issuance
Date of issuance	: June 9, 2004.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Twelfth issuance
Date of issuance	: June 24, 2004.
Number of bonds subscribed	: 8,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: VAC + 6.50%.
Interest payment	: Semi-annual.

Thirteenth issuance
Date of issuance	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 5 years.
Interest rate	: 7.38%.
Interest payment	: Semi-annual.

Fourteenth issuance
Date of issuance	: June 10, 2005.
Number of bonds subscribed	: 6,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: 8.75%.
Interest payment	: Semi-annual.

Second program of Corporate Bonds

First issuance
Date of Issuance	: January 5, 2006
Number of bonds subscribed	: 4,000 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 5 years
Interest rate	: 7.31%
Interest payment	: Semi-annual

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Second issuance
Date of Issuance	: January 5, 2006
Number of bonds subscribed	: 800 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 7 years
Interest rate	: 7.84%
Interest payment	: Semi-annual

Third issuance
Date of issuance	: January 5, 2006
Number of bonds subscribed	: 3,600 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 10 years
Interest rate	: 8.16%
Interest payment	: Semi-annual

Fourth issuance
Date of issuance	: February 1, 2006
Number of bonds subscribed	: 4,000 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 5 years
Interest rate	: 7.06%
Interest payment	: Semi-annual

Fifth issuance
Date of issuance	: February 1, 2006.
Number of bonds subscribed	: 5,440 bonds.
Face value	: 5,000 (new soles) each.
Term	: 10 years.
Interest rate	: 8.00%.
Interest payment	: Semi-annual.

Sixth issuance
Date of issuance	: March 17, 2006.
Number of bonds subscribed	: 3,850 bonds.
Face value	: 5,000 (new soles) each.
Term	: 3 years.
Interest rate	: 6.63%
Interest payment	: Semi-annual.

Seventh issuance
Date of issuance	: May 22, 2006.
Number of bonds subscribed	: 3,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 3 years.
Interest rate	: 6.75%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Eight issuance
Date of issuance	: May 22, 2006.
Number of bonds subscribed	: 3,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 7 years.
Interest rate	: 7.56%.
Interest payment	: Semi-annual.

Tenth issuance - Series B
Date of issuance	: October 6, 2006.
Number of bonds subscribed	: 3,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 7 years.
Interest rate	: 6.66%.
Interest payment	: Semi-annual.

Twelfth Issuance - Series A
Date of Issuance	: April 19, 2007
Issuer	: Edelnor S.A.A.
Bonds issued	: Marketable Securities in thousands of new soles (4,000 bonds of S/. 5,000.00 each)
Number of bonds subscribed	: S/. 30,000,000
Number of bonds placed	: S/. 20,000,000
Principal due	: All due on April 19, 2012
Interest rate	: 5.69%
Interest payment	: Semi-annual.

Seventeenth Issuance
Date of issuance	: July 6, 2007
Number of bonds subscribed	: 8,000
Face value	: 5,000 (new soles) each
Term	: 5 years
Interest rate	: 5.97%
Interest payment	: Semi-annual

Eighteenth Issuance - Series A
Date of Issuance	: April 19, 2007
Issuer	: Edelnor S.A.A.
Bonds issued	: Marketable Securities in thousands of new soles (4,000 bonds of S/. 5,000.00 each)
Number of bonds subscribed	: S/. 40,000,000
Number of bonds placed	: S/. 20,000,000
Principal due	: All due on April 19, 2015
Interest rate	: 5.91%
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Nineteenth Issuance
Date of issuance	: August 31, 2008
Number of bonds subscribed	: 3,000
Face value	: 5,000 (new soles) each
Term	: 8 years
Interest rate	: 7.22%
Interest payment	: Semi-annual

Third program of Corporate Bonds

First Issuance
Date of issuance	: August 29, 2007
Number of bonds subscribed	: 8,000
Face value	: 5,000 (new soles) each
Term	: 8 years
Interest rate	: 6.94%
Interest payment	: Semi-annual

Second Issuance
Date of issuance	: September 12, 2007
Number of bonds subscribed	: 6,000
Face value	: 5,000 (new soles) each
Term	: 5 years
Interest rate	: 6.56%
Interest payment	: Semi-annual

Third issuance
Date of issuance	: January 10, 2008
Number of bonds subscribed	: 6,000 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 5 years
Interest rate	: 6.84%
Interest payment	: Semi-annual

Fourth issuance
Date of issuance	: March 1, 2008
Number of bonds subscribed	: 4,000 bonds
Face value	: 5,000 (new soles) each
Redemption term	: 3 years
Interest rate	: 5.94%
Interest payment	: Semi-annual

Fifth issuance
Date of issuance	: March 1, 2008.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 5 years.
Interest rate	: 6.28%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Sixth issuance
Date of issuance	: June 13, 2008.
Number of bonds subscribed	: 5,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 6 years.
Interest rate	: 6.81%
Interest payment	: Semi-annual.

Seventh issuance
Date of issuance	: June 13, 2008.
Number of bonds subscribed	: 5,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 8 years.
Interest rate	: 7.13%.
Interest payment	: Semi-annual.

Eight issuance
Date of issuance	: July 11, 2008.
Number of bonds subscribed	: 4,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 3 years.
Interest rate	: 7.50%.
Interest payment	: Semi-annual.

Nineth issuance
Date of issuance	: July 11, 2008.
Number of bonds subscribed	: 6,000 bonds.
Face value	: 5,000 (new soles) each.
Term	: 8 years.
Interest rate	: 7.72%.
Interest payment	: Semi-annual.

Tenth issuance
Date of issuance	: December 11, 2008.
Number of bonds subscribed	: 2,600 bonds.
Face value	: 5,000 (new soles) each.
Term	: 4 years.
Interest rate	: 8.31%.
Interest payment	: Semi-annual.

Eleventh issuance
Date of issuance	: December 11, 2008.
Number of bonds subscribed	: 3,093 bonds.
Face value	: 5,000 (new soles) each.
Term	: 3 years.
Interest rate	: 8.25%.
Interest payment	: Semi-annual.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

1.6 Codensa S.A. issued bonds on March 11, 2004.

First Issuance
Issuer	: Codensa.
Issued securities	: Securities negotiable in Colombian pesos.
Amount issued	: 500,000,000,000 Colombian pesos.

1st principal payment	: Maturity in 2009 for 50,000,000,000 Colombian pesos.
Nominal interest rate	: 12.24% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year end is ThCh$100,705 (ThCh$77,866 in 2007), and it is presented in current liabilities.

2nd principal payment	: Maturity in 2011 for 200,000,000,000 Colombian pesos.
Nominal interest rate	: 13.63% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year end is ThCh$436,859 (ThCh$349,146 in 2007), and it is presented in current liabilities.

3rd principal payment	: Maturity in 2014 for 250,000,000,000 Colombian pesos.
Nominal interest rate	: 13.82% average annual rate.
Interest payment	: Quarterly.
Interest accrued at year-end is ThCh$560,258 (ThCh$443,148 in 2007), and it is presented in the current liabilities.

Second Issuance

The first and second issues, which were distributed in two series, with terms of three and ten years, have been issued. These were placed at CPI + 4.60% and CPI + 5.30% respectively. A third issue was made, distributed in two series, with terms of three and five years. These were placed at DTF TA + 2.09% and DTF TA + 2.40%. Payment is quarterly in arrears.

1st principal payment	: Maturity in 2010 for 224,780,000,000 Colombian pesos.
Nominal interest rate	: 12.12% average annual rate
Interest payment	: Quarterly.
Year-end interest is ThCh$380,180 (ThCh$302,527 in 2007), and it is presented in current liabilities.
2nd principal payment	: Maturity in 2017 for 391,500,000,000 Colombian pesos.
Nominal interest rate	: 12.80°/o average annual interest rate
Interest payment	: Quarterly.
Year-end interest is ThCh$701,558 (ThCh$ 548,131 in 2007), and it is presented in current liabilities.
3rd principal payment	: Maturity in 2012 for 33,720,000 Colombian pesos
Nominal interest rate	: 12.37% average annual interest rate
Interest payment	: Quarterly.
Year-end interest is ThCh$58,350 (ThCh$48,860 in 2007), and it is presented in current liabilities

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Third Issuance

On December 11, 2008 the issue of the first lot distributed in three series, two series with a 5 year period and one series with a 2 year period placed at CPI (consumer price index) rates + 5.99%, DTF TA + 2.58% and DTF TA + 2.11%. The payment of interest is made when the quarter is finished.

1st Capital amortization	: Maturities in 2010 for Col$109,000,000,000 (Colombian pesos).
Nominal interest rate	: 12.06% annual average rate
Interest payment	: Payment of interest will be on a quarterly basis.
Interest accrued at year-end is ThCh$214,558 and is shown in current liabilities.
2nd Capital amortization	: Maturities in 2013 for Col$85,500,000,000 (Colombian pesos).
Nominal interest rate	: 12.56% annual average rate
Interest payment	: Payment of interest will be on a quarterly basis.
Capital amortization	: Maturities in 2013 for Col$75,500,000,000 (Colombian pesos).
Nominal interest rate	: 13.48% annual average rate
Interest payment	: Payment of interest will be on a quarterly basis.
Interest accrued at year-end is ThCh$341,374 and is shown in current liabilities.

1.7 Edesur S.A.

On October 5, 2004, under its medium-term certificate of indebtedness issuance program, the Company issued negotiable bonds in Argentinean pesos for a total of ThUS$58,803 in two series - 18 month (class 5) and 3 years (class 6), respectively.

Issued Bonds on 31th, December:
Issuer	: Edesur S.A.
Issued securities	: Negotiable bonds in Argentinean pesos.
Amount issued	: ThUS$52,339.
Principal due	: Maturity in 2012.
Nominal interest rate	: 11.75% average annual rate.
Interest payment	: Quartely.

1.8 Ampla Energía e Servicos S.A.

On March 1, 2005, the Company issued bonds in reales for a total amount of R$400,000,000 in two series, at December 31, 2008 the current obligations are as follows:

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

1.9 Endesa Chile Individual

a.- At December 31, 2008 the following  bonds were issued in Chile:

•                  On August 9, 2001, it registered the fourth bond issuance of U.F. 7,500,000 under No.264; this was totally placed at December 31, 2001.

Series E-1 and E-2 were totally redeemed through payment at July 31, 2006.

•                  On November 26, 2002, it registered the fifth bond issue of U.F. 8,000,000 under Nos. 317 and 318 and then amended it on October 2, 2003; this issuance was totally placed at December 31, 2003.

•                  On April 15, 2007, it redeemed series G for U.F. 4,000,0000 (U.F. = Inflation index-linked unit of account) in advance, refinancing it by placing series K for the same amount; both series were registered under No.318 of November 26, 2002.

On December 26, 2007 the sixth issuance of bonds was registered under No.522 for U.F.10,000,000 (inflation index-linked units of account). This issue was fully placed at December 18, 2008.

- At December 31, 2008 the following installments of series F bonds in UF are paid:

Installment 1 paid on January 29, 2008:	UF15,000
Installment 2 paid on July 31, 2008:	UF15,000

Risk rating of the last two bond issuance is as follows at the date of these financial statements is as follows:

Category

- Feller-Rate Clasificadora de Riesgo Ltda.	AA-
- Fitch Chile Clasificadora de Riesgo Ltda.	AA-

Issuance Terms

Fourth Issuance

Issuer	: Empresa Nacional de Electricidad S.A.
Securities issued	: Bonds in U.F.
Issuance Value	: Up to seven and a half million (UF7,500,000) divided into:
Series F: 150 bonds at UF10,000 each.
Adjustment base	: Variation in the U.F.
Amortization period	: Series F: August 1, 2022.
Early redemption	: Beginning February 1, 2012.
Nominal interest rate	: 6.20% annually, compounded semi-annually and effective on the outstanding principal adjusted for the value of the U.F. The semi-annual interest rate will be 3.0534%.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Placement period	: 36 months from the registration date in the Chilean Securities Register of the Superintendence of Securities and Insurance
Security	: There is no specific security, other than the general security of all the issuer’s properties
Interest payment

: Interest will be paid semi-annually each August 1 and February 1, starting August 1, 2001. Accrued interest at year end is ThCh$802,411 (ThCh$815,600 in 2007) and it is presented in current liabilities.

Fifth Issuance
Issuer	: Empresa Nacional de Electricidad S.A.
Securities issued	: Bonds in U.F.
Amount of issue	: Eight million Unidades de Fomento (U.F. 8,000,000) divided into:
- Series H: 4,000 bonds U.F. 1,000 each.
- Series K: 4,000 bonds U.F. 1,000 each.
Adjustment base	: Variation in U.F.
Amortization period	: Series H: Semi-annually and successively as of April 15, 2010.
Series K: As of April 15, 2027.
Early redemption	: Only for series K bonds, as of October 16, 2011.
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

Interest payment

: Interest will be paid semi-annually, due on April 15 and October 15 of each year starting from April 15, 2007. Interest accrued at year-end is ThCh$1,764,717 (ThCh$1,757,850 in 2007) an it is presented in current liabilities.

Security	: No specific security, except for general security of all the issuer’s properties.
Placement deadline	: 36 months as of date of registration in Securities Register of the Superintendence of Securities and Insurance.

Sixth Issuance
Issuer	: Empresa Nacional de Electricidad S.A.
Issued securities	: Bonds in U.F.
Issue amount	: Ten million inflation index-linked units of account (U.F.10,000,000) divided into:
- M Series: 10,000 instruments of U.F.1,000 each.
Indexation	: Changes in U.F.
Amortization period	: Semi-annual and successive from June 15, 2019.
Early redemption	: From December 15, 2011.
Nominal interest rate	: 4.75% annual (finished year), semi-annually compounded and effective on unpaid capital indexed by U.F. value.
The interest rate to be applied on a semi-annual basis will be equal to 2.34740%.
Interest payment	: Interest payment will be on a semi-annually basis maturing on every June 15 and December 15, starting from June 15, 2009.
Interest accrued at year-end is ThCh$419,648 and is shown in current liabilities.
Guarantee	: There is no specific guarantee, except for the general guarantee of all the issuer’s assets.
Placement period	: 36 months from the date of registration at the Register of Securities of the Superintendency of Securities and Insurance.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b. The Company has issuance four public offerings of bonds in the international market as follows:

The risk ratings of these bond issuance at the date of these financial statements are as follows:

Rating entity	Category

-Standard & Poor’s	BBB
-Moodys Investors Services	Baa3
-Fitch	BBB

First Issuance

Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Yankee bonds registered in the SEC.
Issuance Value	:	Six hundred and fifty million US Dollars (US$650,000,000) divided into:
Tranche 1: US$230,000,000
Tranche 2: US$220,000,000
Tranche 3: US$200,000,000
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Amortization period	:	Tranche 1 matures on February 1, 2027: Tranche 2 matures on February 1, 2037 (witha put pption on February 1, 2009, on which date the holders may redeem 100% of bonds plus accrued interest).
Tranches 3 matures on February 1, 2097.
Nominal interest rate	:	Tranche 1: 7.875% annually
Tranche 2: 7.325% annually
Tranche 3: 8.125% annually
Interest Payments	:

Interest will be paid semi-annually on February 1 and August 1 every year, starting January 27, 1997. Accrued interest at year end is ThCh$9,443,838 (ThCh$8,140,922 in 2007), and it is presented in current liabilities.

Second Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Yankee bonds registered in the SEC.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000)
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on July 15, 2008
Nominal interest rate	:	Series 1: 7.75% annually
Interest Payment	:

Interest will be paid semi-annually on January 15 and July 15 of each year, starting January 15, 1999. Accrued interest at year end is ThCh$-(ThCh$7,688,316 in 2007), and it is presented in current liabilities.

This issuance was completely paid at December 31, 2008.

Third Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Yankee bonds registered in the SEC.
Issuance Value	:	Four hundred million US Dollars (US$400,000,000).
Adjustment	:	Variation in the US Dollar in relation to the Chilean peso
Principal due	:	Series 1 matures on April 1, 2009.
Nominal interest rate	:	Series 1: 8.50% annually
Interest Payment	:

Interest will be paid semi-annually on October 1 and April 1 of each year, starting October 1, 1999. Accrued interest at year end is ThCh$5,409,825 (ThCh$4,599,462 in 2007), and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of the date this report this issuance has been completely paid off.

Fourth Issuance
Issuer	:	Empresa Nacional de Electricidad S.A.
Securities issued	:	Electronic bonds expressed in US dollars under “Rule 144A” with SEC registration rights and “Regulation S”.
Amount of issue	:	Six hundred million US dollars (US$600,000,000) divided into:
Tranche 1: US$400,000,000
Tranche 2.: US$200,000,000
Adjustment	:	Variation in US dollar.
Principal due	:	Tranch 1 of US$400 millions total maturity on August 1, 2013.
	:	Thanch 2 of US$200 millions total maturity on August 1, 2015.
Nominal interest rate	:	Tranche 1 of US$400 millions 8.35% per year.
Tranche 2 of US$200 millions 8.625% per year.

Payment of interest :     Interest will be paid semi-annually on February 1 and August 1 each year starting from July 23, 2003. Interest accrued at year-end was ThCh$13,431,747 (ThCh$11,419,744 in 2007) and it is presented in current liabilities.

Repurchase of Cono Sur Bonds (See note 11k)

Endesa Chile Internacional, a wholly-owned subsidiary of Endesa Chile, made a tender offer in November 2001, for the total or partial purchase, in cash, of the first issuance of the following bond tranches of Yankee Bonds.

•                  Tranch    1: US$230 million at 30 years, maturing in 2027.

•                  Tranche  3: US$200 million at 100 years, maturing in 2097.

As a result of the offer which expired on November 21, 2001, series 1 and series 3 bonds, for ThUS$21,324 and ThUS$134,828, respectively, were purchased, whose nominal values amounted to ThUS$24,119 and ThUS$159,584 for each series.

As a result of the winding—up of Compañía Eléctrica Cono Sur S.A. on September 1, 2008, Endesa Chile S.A. was awarded the assets and liabilities, including such repurchase of bonds in its assets.

On December 31, 2008 the repurchased bonds were paid. As a result of the above, at December 31, 2008 bonds and debentures are shown net of the repurchase.

18.1.10              Subsidiaries of Endesa Chile

Edegel S.A. has made twenty eight bond issues as of December 31, 2008.

Current issues are as follows:

Terms of Issuance

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in dollars (10,000 bonds).
Issuance value	:	Ten million dollars (US$10,000,000)
Principal due	:	Full expiration as of January 26, 2009
Nominal interest rate	:	3.75%, per year
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$102,097 (ThCh$86,804 in 2007), and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in dollars (10,000 bonds).
Issuance value	:	Ten million US dollars (US$10,000,000)
Principal due	:	Full expiration as of July 26, 2009.
Nominal interest rate	:	4.94%, per year
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$134,445 (ThCh$165,628 in 2007), and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable securities denominated Peruvian Soles (14,000 bonds).
Issuance Value	:	Seventy million Peruvian Soles (Peruvian Soles 70,000,000)
Capital amortization	:	Full expiration as of June 1, 2009.
Nominal interest rate	:	6.91%
Interest Payments	:	Interest will be paid semi-annually. Accrued interest as of December 31, 2008 amounts to ThCh$ 81,605 (ThCh$72,738 in 2007) and it is presented in current liabilities

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (7,000 bonds)
Amount issued	:	Thirty five million soles (S/.35,000,000)
Principal due	:	Total maturity at October 21, 2010
Nominal interest rate	:	6.72%
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$91,298 (ThCh$81,378 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in dollars (20,000 bonds).
Issuance value	:	Twenty million US dollars (US$20,000,000)
Principal due	:	Full expiration as of November 18, 2012
Nominal interest rate	:	6.06%, per year
Interest payment	:	Interest will be paid semi-annually. Accrued interest at year end is ThCh$90,031 (ThCh$76,544 in 2007), and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at October 20, 2013
Nominal interest rate	:	6.47%
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$63,696 (ThCh$56,775 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at October 21, 2010
Nominal interest rate	:	6.09% per year
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$54,003 (ThCh$48,135 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (6,000 bonds)
Amount issued	:	Thirty million soles (S/.30,000,000)
Principal due	:	Total maturity at November 27, 2011

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Nominal interest rate	:	6.16% per year
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$34,293 (ThCh$30,567 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at Enero 15, 2014
Nominal interest rate	:	6.16% per year
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$142,888 (ThCh$127,362 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at Febreary 22, 2011
Nominal interest rate	:	5.91% per year
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$106,345 (ThCh$94,790 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable Bonds in Soles (5,000 bonds)
Amount issued	:	Twenty five million soles (S/.25,000,000)
Principal due	:	Total maturity at June 21, 2022
Nominal interest rate	:	6.31% per year
Interest payment	:	Semi-annual. Interest accrued at year end is
ThCh$7,992 (ThCh$7,123 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in dollars (8,000 bonds).
Amount issued	:	Eight million (US$8,000,000).
Principal due	:	Total maturity on July 18, 2011.
Nominal interest rate	:	5.97%% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$136,757 (ThCh$116,271 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (5,000 bonds).
Amount issued	:	Twenty five million new Peruvian soles (NS 25,000,000).
Principal due	:	Total maturity on July 03, 2019.
Nominal interest rate	:	6.28% per year
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$156,392 (ThCh$139,399 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in new Peruvian soles (4,000 bonds).
Amount issued	:	Twenty million new Peruvian soles (NS 20,000,000).
Principal due	:	Total maturity on August 31, 2014.
Nominal interest rate	:	6.75% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$91,153 (ThCh$81,248 in 2007) and it is presented in current liabilities.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Issuer	:	Edegel S.A.
Issued securities	:	Negotiable bonds in dollars (5,000 bonds).
Amount issued	:	Twenty five million dollars (US$25,000,000).
Principal due	:	Total maturity on March 18, 2013.
Nominal interest rate	:	6.50% per year.
Interest payment	:	Semi-annual. Interest accrued at year end is ThCh$93,263 (ThCh$83,944 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty five million new Peruvian soles (25,000,000).
Principal due	:	Total maturity on May 21, 2013.
Nominal interest rate	:	6.44% per year.
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$35,316 (ThCh$32,286 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,000 bonds)
Amount of issue	:	Twenty five million new Peruvian soles (NS25,000,000).
Principal due	:	Total maturity on june 13, 2013.
Nominal interest rate	:	6.63%
Interest payment	:	Semi-annual. Interest per year is ThCh$16,775 (ThCh$14,951 in 2007) and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in dollars (10,000 bonds)
Amount of issue	:	Ten million dollars (US$10,000,000).
Principal due	:	Total maturity on january 25, 2028.
Nominal interest rate	:	6.34%
Interest payment	:	Semi-annual. Interest per year is ThCh$173,836 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in new Peruvian soles (5,600 bonds)
Amount of issue	:	Twenty eight million and three hundred thousand new Peruvian soles (NS28,300,000).
Principal due	:	Total maturity on March 7, 2014.
Nominal interest rate	:	6.59%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$118,646 and it is presented in current liabilities.

Issuer	:	Edegel S.A.
Securities issued	:	Marketable bonds in US dollars (9,720 bonds)
Amount of issue	:	Ten million US dollars (US$9,720,000).
Principal due	:	Total maturity on November 12, 2014.
Nominal interest rate	:	9.00%
Interest payment	:	Semi-annual. Interest accrued at year-end is ThCh$74,237 and it is presented in current liabilities.

Emgesa S.A. has made four bond issues as of December 31, 2008:

First Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance Value	:	$Col 530,000,000,000

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Principal due	:	Maturities between 2004 and 2009 amounting to Col$316,744,675,710
Interest nominal rate	:	12,55% per year average rate
Interest payment	:	Interest will be paid on a quarterly and yearly basis. Accrued interest at year end is ThCh$2,333,080 (ThCh$2,027,011 in 2007) and it is presented in current liabilities.

Third Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 250,000,000,000
Principal due	:	Maturity at February 23, 2015.
Nominal interest rate	:	13.31% trimester vencido (10.33%)
Interest payment	:	Annual. Accrued interest at year end is ThCh$927,020 (ThCh$740,211 in 2007) and it is presented in current liabilities.
Fourth Issuance

Issuer	:	Emgesa S.A.
Securities issued	:	Marketable bonds in Colombian pesos
Issuance value	:	$Col 170,000,000,000
Principal due	:	Maturity at February 20, 2017.
Nominal interest rate	:	13.42% per year
Interest payment	:	Interest will be paid annually. Accrued interest at year end is ThCh$5,544,669 (ThCh$4,270,761 in 2007) and it is presented in current liabilities.

Emgesa S.A. (former Central Hidroeléctrica Betania S.A.) issued bond on November 11, 2004, completing the first issue.

First issuance
Issuer	:	Central Hidroeléctrica Betania S.A. E.S.P.
Issued securities	:	Bonds in Colombian pesos.
Amount issued	:	400,000,000,000 Colombian pesos.
Principal due	:	Maturity between 2009 and 2011, for 400,000,000,000 Colombian pesos.
Nominal interest rate	:	14,28% per year
Interest payment	:	Quarterly. Interest accrued at year end is ThCh$2,260,188 (ThCh$1,627,978 in 2007) and it is presented in current liabilities.

Deduction of the bond issuance of Enersis and subsidiaries has been deferred in the same period as the respective issuance. The long-term deferred value at December 31, 2007 is ThCh$14,247,168 and ThCh$13,776,034 in 2008 and it is presented in Other Long Term Assets (Note 14). The balance for deductions in short term bond placements classified under Other current assets is ThCh$1,098,199 (ThCh$1,096,633 in 2007) (Note 9).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 19.            Accrued Expenses

(a)                      Short-term accruals:

Accrued expenses included in current liabilities are as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Bonus and other employee benefits	45,943,090	54,960,460
Litigation and other contingencies	12,199,442	26,417,549
Post-retirement benefits- local subsidiaries	1,266,118	1,296,807
Suppliers and services	17,145,982	13,367,018
Other	5,193,436	4,175,192

Total	81,748,068	100,217,026

(b)                      Long-term accruals:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Post-retirement benefits -local subsidiaries	16,923,300	15,110,559
Employee and retired personnel benefits (Ampla-Coelce)	47,326,709	59,628,584
Severance indemnities	17,386,136	18,249,759
Legal, labor and tax contingencies (Ampla, Coelce and Cien)	174,724,468	155,211,626
Post-retirement benefits-foreign subsidiaries	76,623,763	81,651,563
Regulatory contingencies (Brazil)(1)	33,572,287	29,960,946
Other	1,839,579	1,640,598

Total	368,396,242	361,453,635

(1) The provision of Brazilian subsidiary Endesa Fortaleza (CGTF) covers the risk of a sanction by the regulatory agency (ANEEL, Brazilian Electricity Regulatory Agency) that has been calculated based on the opinion of our legal consultants and is related to the sale of electric energy higher than the thermal energy generation capacity authorized for Endesa Fortaleza by ANEEL in the January-December 2004 period (see note 30).

In 2008, ThCh$1,767,324 (ThCh$1,889,242 in 2007) in uncollectible debts were written off.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 20.            Severance Indemnities

Long-term accruals include employee severance indemnities, calculated in accordance with the policy described in Note 2n. An analysis of the changes in the accruals in each year is as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Opening balance as of January 1	17,097,674	17,386,136
Increase in accrual	2,284,665	2,065,362
Transfer to short-term	(259,905)	(180,444)
Payments during the year	(1,736,298)	(1,021,295)

Total	17,386,136	18,249,759

Note 21.            Minority Interest

(a)                      Minority shareholders’ participation in the shareholders’ equity of the Company’s subsidiaries is as follows:

	As of December 31, 2007			As of December 31, 2008
Company	Equity	Participation	Total	Equity	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Soc. Agrícola Pastos Verdes Ltda.	83,591,397	45.00%	37,616,128	57,724,016	45.00%	25,975,808
Aguas Santiago Poniente S.A.	5,288,574	21.12%	1,117,188	5,300,957	21.12%	1,119,804
Ampla Energía e Servicios S.A.	484,504,679	8.07%	39,084,539	730,441,961	8.07%	58,924,069
Ampla Investimentos	41,969,135	8.07%	3,385,611	72,489,581	8.07%	5,847,667
Cam Argentina S.A.	310,683	0.001%	4	(709,381)	0.001%	(29,802)
Cam Colombia S.A.	3,980,429	0.0001%	2	4,896,847	0.0001%	3
Cam Perú S.A.	5,713,651	0.0001%	4	8,282,152	0.0001%	6
Chilectra S.A. (ex Elesur S.A.)	826,566,899	0.92%	7,516,626	1,067,663,787	0.92%	9,714,462
Cía. Peruana de Electricidad S.A.	18,270,739	49.00%	8,952,661	24,000,334	49.00%	11,760,164
Codensa S.A.	484,987,336	78.19%	379,189,308	608,343,311	78.19%	475,635,676
Companhia Energetica Do Ceara - Coelce	450,340,605	41.14%	185,255,869	604,924,799	41.14%	248,846,914
Compañía de Transmisión del Mercosur S.A.	12,593,383	0.01%	1,102	14,276,200	0.01%	1,482
Constructora y Proyectos Los Maitenes S.A.	(1,657,744)	45.00%	(745,986)	(6,145)	45.00%	(2,765)
Edegel S.A.	443,276,162	44.56%	197,512,656	542,604,216	45.80%	248,514,901
Edelnor S.A.	121,684,568	40.00%	48,673,827	160,493,646	40.00%	64,197,458
Edesur S.A.	488,261,141	34.11%	166,539,059	587,618,664	34.11%	200,433,355
Emgesa S.A.	747,460,237	73.13%	546,609,664	945,683,872	73.13%	691,540,911
Empresa Eléctrica Pangue S.A.	128,603,931	5.02%	6,451,030	150,796,031	5.02%	7,564,231
Endesa Argentina S.A.	146,354,700	0.01%	14,635	167,765,147	0.01%	16,777
Endesa Brasil S.A.	1,032,532,073	28.48%	294,090,387	1,405,498,495	28.48%	400,319,856
Endesa Cachoeira S.A	368,605,777	0.39%	1,452,749	392,003,814	0.39%	1,544,965
Endesa. Costanera S.A.	129,922,855	30.23%	39,282,055	146,468,784	30.23%	44,284,702
Endesa S.A.	2,051,922,811	40.02%	821,160,396	2,364,523,995	40.02%	946,260,479
Generandes Perú S.A.	225,066,542	40.37%	90,857,157	272,448,080	39.01%	106,259,110
Hidroeléctrica El Chocón S.A.	185,335,604	32.33%	59,911,588	207,232,574	32.33%	66,990,002
Hidroinvest S.A.	112,899,066	3.91%	4,409,161	131,448,184	3.91%	5,133,577
Inversiones Distrilima S.A.	73,033,922	31.61%	23,086,024	95,923,696	31.61%	30,321,480
Pehuenche S.A.	282,546,801	7.35%	20,767,190	304,930,787	7.35%	22,412,413
Soc. Agrícola de Cameros Ltda.	8,455,718	42.50%	3,593,680	8,371,967	42.50%	3,558,086

Total			2,985,784,314			3,677,145,791

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(b)                      Minority shareholders’ participation in the net (income) or loss of the Company’s subsidiaries is as follows:

	As of December 31, 2006			As of December 31, 2007			As of December 31, 2008
Company	Net income	Participation	Total	Net income	Participation	Total	Net income	Participation	Total
	ThCh$	%	ThCh$	ThCh$	%	ThCh$	ThCh$	%	ThCh$

Soc. Agrícola Pastos Verdes Ltda.	(5,742,067)	45.00%	(2,583,930)	(6,781,495)	45.00%	(3,051,673)	69,929	45.00%	31,468
Aguas Santiago Poniente S.A.	117,144	41.70%	48,850	(65,889)	21.12%	(13,919)	(12,383)	21.12%	(2,616)
Ampla Energía e Servicios S.A.	(29,405,435)	8.07%	(2,372,110)	(6,778,980)	8.07%	(546,854)	(174,161,380)	8.07%	(14,049,436)
Ampla Investimentos	(4,862,569)	8.07%	(392,259)	(2,818,702)	8.067%	(227,383)	(28,558,721)	8.067%	(2,303,805)
Cam Argentina S.A.	25,286	0.001%	—	12,393	0.0010%	—	1,074,801	0.0010%	28,999
Cam Brasil S.A.	774,280	0.0001%	1	—	—	—	—	—	—
Cam Colombia S.A.	(886,065)	0.001%	(12)	—	—	—	—	—	—
Cam Perú S.A.	—	—	—	(1,312,623)	0.0001%	(1)	(1,561,834)	0.0001%	(1)
Central Hidroeléctrica Betania S.A.	(1,185,578)	0.01%	(72)	—	—	—	—	—	—
Chilectra S.A. (ex Elesur S.A.)	(271,388,298)	0.92%	(1,544,485)	(133,200,954)	0.92%	(1,211,301)	(257,768,073)	0.92%	(2,351,266)
Cía. Peruana de Electricidad S.A.	(1,463,591)	49.00%	(717,160)	(1,635,628)	49.00%	(801,457)	(6,936,775)	49.00%	(3,399,020)
Codensa S.A.	(101,930,306)	78.19%	(79,694,621)	(73,846,383)	78.19%	(57,737,093)	(170,196,116)	78.19%	(133,068,521)
Companhia Energetica Do Ceara - Coelce	(85,169,756)	41.14%	(35,036,141)	(47,009,243)	41.14%	(19,338,116)	(167,566,014)	41.14%	(68,931,354)
Compañía de Transmisión del Mercosur S.A	(2,271,647)	0.01%	(395)	(1,342,852)	0.01%	(68)	(535,967)	0.01%	(184)
Constructora y Proyectos Los Maitenes S.A.	(338,778)	45.00%	(152,450)	(89,811)	45.00%	(40,415)	(1,651,600)	45.00%	(743,220)
Edegel S.A.	(10,102,858)	44.56%	(4,501,579)	(4,141,590)	44.56%	(1,845,388)	(42,835,262)	45.80%	(19,606,857)
Edelnor S.A.	(9,906,014)	40.00%	(3,962,405)	(11,664,878)	40.00%	(4,665,951)	(47,327,767)	40.00%	(18,931,107)
Edesur S.A.	27,357,380	34.11%	9,329,767	(22,327,770)	34.11%	(7,614,210)	(13,332,549)	34.11%	(4,549,844)
Emgesa S.A.	(73,270,271)	76.55%	(56,086,121)	(55,552,308)	73.13%	(50,415,259)	(185,177,674)	73.13%	(135,413,050)
Empresa Eléctrica Pangue S.A.	(45,553,449)	5.01%	(2,285,052)	(37,176,490)	5.02%	(1,864,847)	(59,061,346)	5.02%	(2,962,635)
Endesa Argentina S.A	(2,822,942)	0.01%	282	(41,777,734)	0.01%	(4,177)	2,825,294	0.01%	283
Endesa Brasil S.A..	(107,864,793)	28.48%	(30,722,547)	(118,756,285)	28.48%	(33,824,693)	(287,355,211)	28.48%	(81,845,693)
Endesa Cachoeira S.A.	(40,554,259)	0.39%	(159,833)	(67,543,374)	0.39%	(266,202)	(90,027,145)	0.39%	(354,815)
Endesa Costanera S.A.	7,236,116	35.74%	2,585,819	12,125,856	30.23%	3,666,242	6,344,711	30.23%	1,918,318
Endesa Chile	(221,684,873)	40.02%	(88,716,238)	(209,566,365)	40.02%	(83,866,507)	(442,591,967)	40.02%	(177,121,183)
Generandes Perú S.A.	(7,453,707)	40.37%	(3,008,988)	(3,827,262)	40.37%	(1,545,029)	(24,148,892)	39.01%	(9,433,768)
Hidroeléctrica El Chocón S.A.	(16,161,552)	34.81%	(5,625,836)	(9,599,349)	32.33%	(3,115,153)	2,137,199	32.33%	690,871
Hidroinvest S.A.	(7,812,532)	30.07%	(2,349,228)	(22,768,646)	3.91%	(1,152,299)	(467,468)	3.91%	(18,256)
Inversiones Distrilima S.A.	(5,673,095)	31.61%	(1,793,265)	(6,933,457)	31.61%	(2,191,666)	(27,803,541)	31.61%	(8,788,700)
Pehuenche S.A.	(79,136,500)	7.35%	(5,816,533)	(151,089,268)	7.35%	(11,105,062)	(215,800,169)	7.35%	(15,861,312)
Soc. Agrícola de Cameros Ltda.	46,739	42.50%	19,864	160,143	42.50%	68,060	83,752	42.50%	35,595
Túnel El Melón S.A.	(2,065,788)	0.05%	(1,031)	—	—	—	—	—	—

Total			(315,537,708)			(282,710,421)			(697,031,109)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 22.            Shareholders’ Equity

(a)                      Dividends

Dividend Number	Payment Date	Historical value ($)	Type of dividend

75	May 2007	4.890	Final 2006
76	December 2007	0.530	Interim 2007
77	April 2008	3.410	Final 2008
78	December 2008	1.540	Interim 2008

(b)                      Number of shares

	As of December 31, 2008
	2006 Shares	2007 Shares	2008 Shares

Capital stock authorized	32,651,166,465	32,651,166,465	32,651,166,465

(c)                      Subscribed and paid in capital is as follows:

As of December 31,
2007	2008
ThCh$	ThCh$

2,824,882,834	2,824,882,834

(d)                      Other reserves

Other reserves at December 31, 2008 are composed of the following:

	Initial balance at January 1, 2008	Reserve for the period	Final balance at December 31, 2008
	ThCh$	ThCh$	ThCh$

Reserve for entities using remeasurement method	(46,232,634)	11,489,022	(34,743,612)
Reserve for cumulative translation adjustment conversion differences	(372,746,516)	123,179,289	(249,567,227)
Reserve for Technical Bulletin No. 72	(55,271,005)	13,374	(55,257,631)

Total	(474,250,155)	134,681,685	(339,568,470)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Detail of changes in the reserve for cumulative translation adjustment is as follows:

	Initial balance at January 1, 2007	Reserve for assets	Reserve for liabilities	Reserve for the period	Final balance at December 31, 2007
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cumulative translation adjustment	(247,387,977)	(233,688,951)	108,330,413	(125,358,538)	(372,746,515)

Total	(247,387,977)	(233,688,951)	108,330,413	(125,358,538)	(372,746,515)

	Initial balance at January 1, 2008	Reserve for assets	Reserve for liabilities	Reserve for the period	Final balance at December 31, 2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Cumulative translation adjustment	(372,746,516)	256,845,744	(133,666,455)	123,179,289	(249,567,227)

Total	(372,746,516)	256,845,744	(133,666,455)	123,179,289	(249,567,227)

The detail of the reserve for cumulative translation adjustment is as follows:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Edesur S.A.	(67,877,564)	(36,684,028)
Distrilec Inversora S.A.	(42,845,410)	(27,841,345)
Inversiones Distrilima S.A.	(17,923,190)	(13,680,347)
Cía. Peruana de Electricidad S.A.	(3,110,216)	(1,851,539)
Ampla Energia e Serviços S.A.	(69,061,169)	(54,610,387)
Ampla Investimentos e Serviços S.A.	627,137	3,393,439
Endesa Brasil S.A.	(62,584,495)	(39,151,307)
Codensa S.A.	(61,102,146)	(48,327,318)
Investluz S.A.	(7,322,057)	(7,322,057)
Central Geradora Termelétrica Fortaleza S.A.	(7,515,458)	(7,515,458)
Synapsis Colombia S.A.	(2,364,226)	(1,079,915)
Endesa Market Place, S.S.	465,417	465,417
Endesa Argentina S.A.	(7,526,282)	(3,399,675)
Ingendesa Do Brasil Ltda.	(271,393)	(231,169)
Endesa Costanera S.A.	(1,836,514)	(627,988)
Enigesa S.A.	—	63,325
Edegel S.A.	—	4,900,812
Cía. Eléctrica Cono Sur S.A.	(18,907,050)	—
Emgesa S.A.	(969,869)	(12,224,449)
Gasatacama S.A.	(188)	16
Electrogas S.A.	(309)	(146)
Inversiones Electrogas S.A.	(444,451)	(69,512)
Hidroeléctrica El Chocón S.A.	117,399	(41,945)
Hidroinvest S.A.	(1,834,415)	(118,198)
Southern Cone Power Arg. S.A.	(432,509)	73,300
Endesa Chile Internacional	—	(3,659,196)
Synapsis Argentina Ltda.	(27,557)	(27,557)

Total	(372,746,515)	(249,567,227)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 23.            Other Income and Expenses

a.                   The detail of other non-operating income is as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Gain on sale of property, plant and equipment and materials	27,523,018	3,598,306	8,564,335
Gain on investments sales	—	3,351,925	—
Services - projects and inspections	590,160	231,726	1,027,091
Penalties charged to contractors suppliers and clients	3,655,116	4,862,909	6,366,887
CDEC-SING power settlement gain	10,573,013	7,497,512	20,927,728
Index UFIR Brazilian subsidiaries	6,312,098	8,919,159	—
Cost recoveries	5,802,200	9,971,772	5,217,441
Reversal of contingencies provision and other provisions	34,967,156	83,944,730	42,450,066
Effect of application of BT 64	13,676,423	42,935,004	290,530,734
Cemsa contract liquidation	—	8,869,387	—
Edesur´s tariff adjustment (2)	—	30,279,029	—
Indemnities and commissions	10,420,315	2,861,313	2,523,011
Dividend from investees	1,078,440	1,490,291	2,118,514
Provisión de Subtransmisión (1)	—	—	40,575,000
Other	9,192,479	8,254,584	10,655,917

Total	123,790,418	217,067,647	430,956,724

(1)              See Note 35

(2)              See Note 5 (1)

b.     Other non-operating expenses are as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Loss on sale of fixed assets and materials	(2,177,724)	(1,276,635)	(1,649,346)
Obsolescence provision and write-off of fixed assets	(15,015,183)	(7,983,195)	(17,611,771)
Effect of application of BT 64	(55,152,975)	(209,126,921)	(94,613,472)
Contingencies and litigation	(40,066,373)	(66,081,242)	(68,148,184)
SIC power settlement loss	(12,305,869)	(9,262,852)	(28,883,052)
Pension plan expense	(5,042,613)	(6,942,890)	(6,489,612)
Index UFIR Brazilian subsidiaries	(3,816,661)	(2,423,854)	(2,971,858)
Penalties and fines	(24,564,060)	(19,119,269)	(13,091,632)
Other taxes Colombia	(5,792,279)	(26,021,628)	(16,047,815)
Other taxes Argentina and Brazil	(10,721,911)	(10,021,113)	(9,793,947)
Other taxes Peru	(3,760,305)	(1,100,635)	(8,073,148)
Energy efficiency Brazilian subsidiaries	(14,321,495)	—	—
Write-off of Copel and other contracts (Brazil)	(35,693,617)	—	—
Other Taxes Chile	—	—	(16,158,598)
Other	(16,335,461)	(20,391,632)	(18,523,859)

Total	(244,766,526)	(379,751,866)	(302,056,294)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 24.            Price-level Restatement

The (charge) credit to income for price-level restatement is as follows:

		Year ended December 31,
	Index	2006	2007	2008
		ThCh$	ThCh$	ThCh$
Assets

Inventory	I.P.C.	2,795,089	5,420,995	5,473,124
Current assets	I.P.C.	10,657,699	16,326,224	23,635,727
	U.F.	542,335	196,616	197,883
Property, plant and equipment	I.P.C.	56,615,239	202,567,286	249,295,009
Accounts receivable from subsidiaries	I.P.C.	2,135,526	5,430,388	9,904,204
Investment in subsidiaries	I.P.C.	2,428,901	9,288,942	5,268,412
Amortization of goodwill	I.P.C.	16,239,795	48,530,723	53,164,534
Other assets	I.P.C.	62,784,954	223,707,409	219,461,265
	U.F.	5,587,619	17,598,322	4,576,287
Price-level restatement of the income statement	I.P.C.	12,659,712	79,891,104	102,232,182

Net credits – assets		172,446,869	608,958,009	673,208,627

Liabilities and Shareholders’ equity

Shareholders equity	I.P.C.	(62,888,063)	(219,414,159)	(250,122,727)
Current and long-term liabilities	I.P.C.	(50,112,689)	(175,555,379)	(172,538,447)
	U.F.	(23,867,564)	(63,928,534)	(65,067,732)
Minority interest	I.P.C.	(15,709,446)	(55,684,682)	(77,317,869)
Non-monetary liabilities	I.P.C.	(402,563)	(1,484,817)	(28,424)
Price-level restatement of the income statement	I.P.C.	(18,043,391)	(104,655,528)	(132,236,096)

Net charge-liabilities and shareholders’ equity accounts		(171,023,716)	(620,723,099)	(697,311,295)

Net credits (charge) to income		1,423,153	(11,765,090)	(24,102,668)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 25.            Exchange Differences

The (charge) credit to income for foreign currency translation is as follows:

	Currency	2006	2007	2008
		ThCh$	ThCh$	ThCh$
Assets

Cash	US$	499,154	86,555	(494,632)
	Other	(3,013)	(54,158)	14,627

Time deposits	US$	85,336	(5,981)	7,380,586
	Other			1,766,069
Notes receivable,net	US$	81,316	(16,240)	55,847
	Other	13,566	(302,229)	388,093
Accounts receivable, net	US$	294,675	(2,289,017)	(3,529,358)
	Other	(10,596)	—	—

Prepaid expenses	US$	671	—	—
Other current assets	US$	291,637	(2,405,596)	18,021,241
	Other	(2,891)	(959)	79.068
Amounts due from related companies	US$	1,961,472	(17,657,240)	18,742,438

Non-current assets
Long-term receivables	US$	7,277,689	11,404,659	9,962,100
Amounts due from related companies	US$	—	—	—
Other assets	US$	244,881	—	—
Forward contracts and swaps	US$	25,766	(5,115,126)	2,692,560

Total gain (loss)		10,759,663	(16,355,332)	55,078,639

		Year ended December, 31
	Currency	2006	2007	2008
		ThCh$	ThCh$	ThCh$
Liabilities

Short-term debt due to banks
and financial institutions	US$	(27,269)	108,597	(35,966)
Current portion of long-term	US$	23,501	1,611,972	487,306
debt due to banks	Yen	—	—	—
and financial institutions	Other	—	—	—

Current portion of bonds payable	Euro	—	—	—
Current portion of bonds payable	US$	(2,063,810)	2,177,963	(30,691,930)
Current portion of notes payable	US$	—	—	—
Accounts payable	US$	(223,099)	691,158	(2,279,178)
	Other	2,166	(13,881)	(18,554)
Dividends payable	US$	—	(378,899)	—
	Other		27,224	(19,493)
Miscellaneous payables	US$	(185,565)	932,862	(269,862)
Accrued expenses	US$	(6,348)	—	—
	Other	—	—	—
Deferred income	US$	(641,215)	(205)	(65,264)
Other current liabilities	US$	(12,876)	(7,133)	(110,371)
Accrued expenses	US$	—	—	284
Amounts due to related companies	US$	—	—
		—	—
Long-term liabilities		—	—
Due to banks and	US$	375,380	12,921,020	(49,526,378)
financial institutions	Yen	—	—	—
	Euro	—	—	—
Notes payable	Other	—	—	—
Bonds payable	US$	(1,214,095)	2,915,055	51,800,015
Accounts payable	US$	—	1,694,939	(7,625,119)
Other long-term liabilities	US$	(555,451)	1,065,135	(444,892)
Forward	US$	—	—	—

Total gain (loss)		(4,528,681)	23,745,807	(38,799,402)
		—
Exchange difference		6,230,982	7,390,475	16,279,237

Note 26.            Extraordinary Items

There are no extraordinary items as of 2006, 2007 and 2008.

Note 27.            Debt issuance costs

Expenses incurred for issuing and placing debt instruments incurred each year in placing bonds are as follows:

	As of December 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Bank commissions	584,862	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 28.            Cash flow statement

(a)              Other disbursements for financing:

	As of December 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Commissions on debt refinancing	(693,093)	—	—
Forward contract payments	(7,218,376)	(628,231)	(15,258,672)
Reimbursable contributions	(553,347)	(857,665)	(298,495)
Others	(54,041)	(17,792)	(8,946)
Total	(8,518,857)	(1,503,688)	(15,566,113)

(b)              Other receipts from financing:

	As of December 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Settlement of Derivatives	—	—	456,542
Margin call premiums	—	—	1,783,600
Total	—	—	2,240,142

(c)              Other receipts from investments:

	As of December 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Receipts from loans granted to former subsidiary	634,900	—	—
Margin call premiums	474,320	—	—
Capital reduction in Compañía Eléctrica de Bogotá S.A.	533,801	—	—
Sale of participation in Gas Atacama to Southern Cross (1)	—	47,014,775	—
Guaranteed deposits	—	—	31,849,336
Others	593,683	1,013,389	914,608
Total	2,236,704	48,028,164	32,763,944

(d)              Other investment disbursements:

	As of December 31
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Studies and projects	—	—	(3,874,266)
Payments associated with derivative contracts	(12,678,677)	—	(3,785,243)
Payment Deutsche Bank Margin Call	—	(24,359,230)	—
Intangible assets	(1,400,012)	(1,356,818)	(5,118,369)
Purchase of participation in Gas Atacama from CMS (1)	—	(47,200,351)	—
License software	—	(3,018,182)	(3,563,608)
Other	(592,686)	(2,865,485)	(571,772)
Total	(14,671,375)	(78,800,066)	(16,913,258)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(1)     On June 30, 2007, Endesa Chile notified CMS Enterprises Company (the entity controlling 50% of Inversiones Gas Atacama Holding and subsidiaries) of its decision to exercise its right of first offer to purchase the interest held by CMS Enterprises Company in Inversiones Gas Atacama Holding for US$80 million. Included in this amount was the purchase of a sponser loan that CMS had grants to Inversiones Gas Atacama Holding and its subsidiaries.

On the same date, Endesa Chile and Southern Cross Latin America Private Equity Fund III L.P. (“Southern Cross”) subscribed a sale and purchase agreement for 50% of Endesa Chile s participation in Inversiones Gas Atacama Holding S.A. and its subsidiaries and in its sponsor loans to Southern Cross for the amount of US$80 million.

Endesa Chile, by exercising its right of first offer to purchase from CMS and selling this participation on the same date and in a linked transaction to Southern Cross acted as an agent and thus did not record any gains or losses related to the sale and purchase of the participation.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 29.            Financial Derivatives

As of December 31, 2008 the Company and its subsidiaries held the following financial derivative contracts with financial institutions with the objective of decreasing exposure to interest rate and foreign currency risk, as follows:

				Description of contracts
					Purchase			Amount	Accounts
Type	Type	Nominal	Date of		sale			Hedged	Assets / Liabilities		Income
Derivative	Contract	Amount	Maturity	Item	position	Hedged Item	Amount	item	Account	Amount	Realized	Unrealized
		US$					ThCh$	ThCh$		ThCh$	ThCh$	ThCh$

OE	CCTE	50,000,000	IV quarter09	Interest rate	P	Bank obligations	31,822,500	31,822,500	Other liabilities s/t	(860,219)	(25,799)	(56,263)
OE	CCTE	40,000,000	III quarter 09	Interest rate	P/S	Bank obligations	25,458,000	25,458,000	Other assets l/t-Other liab. l/t	(565,544)	(169,352)	(3,794)
OE	CCTE	20,000,000	IV quarter 09	Interest rate	P/S	Bank obligations	12,729,000	12,729,000	Other assets l/t-Other liab. l/t	(358,138)	(79,918)	(1,799)
OE	CCTE	40,000,000	III quarter 10	Interest rate	P/S	Bank obligations	25,458,000	25,458,000	Other assets l/t-Other liab. l/t	(1,402,844)	(236,306)	(4,325)
S	CCPE	—	III quarter 08	Interest rate	P	Bank obligations	—	—	Other assets s/t	—	(1,642,999)	—
S	CCPE	57,020,000	IV quarter 12	Interest rate	P	Bank obligations	36,290,380	36,290,380	Other liabilities l/t	(3,120,587)	(515,525)	(3,120,587)
S	CCPE	30,000,000	I quarter 13	Interest rate	P	Bank obligations	19,093,500	19,093,500	Other liabilities l/t	(843,690)	(25,458)	(843,690)
S	CCPE	26,527,359	II quarter 14	Interest rate	P	Bonds	16,883,337	16,883,337	Other assets l/t	2,488,150	471,330	35,485
S	CCPE	—	III quarter 08	Exchange rate	P	Bank obligations	—	—	Other assets s/t	—	(11,146,503)	—
S	CCPE	—	IV quarter 08	Exchange rate	P	Bank obligations	—	—	Other liabilities s/t	—	11,335	—
S	CCPE	30,471,390	II quarter 12	Exchange rate	P	Bank obligations	19,393,516	19,393,516	Other liabilities l/t	(3,657,588)	(4,007,363)	(3,657,588)
S	CCTE	59,166,667	III quarter 11	Interest rate	P	Bank obligations	37,656,625	37,656,625	Other assets l/t	(552,637)	(93,044)	(1,039,149)
S	CCTE	17,713,549	IV quarter 15	Interest rate	P	Bank obligations	11,273,788	11,273,788	Other liabilities s/t	(1,340,673)	(615,563)	(1,340,674)
S	CCTE	—	IV quarter 08	Exchange rate	P	Bank obligations	—	—	Other liabilities s/t	—	(775,913)	—
S	CCTE	350,000,000	I quarter 14	Exchange rate	P	Bonds	222,757,500	222,757,500	Other pas s/t y l/t	(48,324,342)	(2,462,327)	(909,553)
S	CCTE	18,001,517	IV quarter 15	Exchange rate	P	Bank obligations	11,457,065	11,457,065	Other liabilities s/t	(2,113,715)	(702,897)	(2,113,715)
S	CCTE	250,000,000	IV quarter16	Exchange rate	P	Bonds	159,112,500	159,112,500	Other pas s/t y l/t	(42,826,426)	(1,797,350)	(106,503)
FR	CCTE	71,643	I V quarter 08	Exchange rate	S	Bank obligations	36,266	36,266	Other assets s/t-Other liab. s/t	—	11,538	—
FR	CCTE	6,842,122	I quarter 09	Exchange rate	S	Bank obligations	3,234,981	3,234,981	Other assets s/t-Other liab. s/t	1,220,596	—	—
FR	CCTE	1,201,635	II quarter 09	Exchange rate	S	Bank obligations	614,636	614,636	Other assets s/t-Other liab. s/t	171,146	—	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Note 30.            Commitments and Contingencies

Collateral held by third parties:

			Committed assets			Balance payable of related debt			Release of
		Type			Book value	at December 31.			guarantees
Guarantee	Subsidiary	guarantee	Type	Currency	of collateral	Currency	2008	2007	2009

Creditors banks	Pangue S.A.	Mortgage and pledge	Real estate, properties	ThCh$	106,689,869	ThCh$	1,586,879	2,469,387	—
Sociedad de Energía de la República Argentina	Endesa Argentina - Endesa Costanera S.A.	Pledge	Shares	ThCh$	76,064,958	ThCh$	6,289,281	7,602,569	—
Mitsubishi	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	74,154,534	ThCh$	48,567,006	37,068,577	—
Credit Suisse First Boston	Endesa Costanera S.A.	Pledge	Combined cycle	ThCh$	26,500,305	ThCh$	25,458,000	21,644,528	—
Other creditors	Endesa Chile	Bank bond		ThCh$	—	ThCh$	508,461	3,293,613	—
Other creditors	Edegel S.A.	Pledge	Real estate, properties	ThCh$	134,954,554	ThCh$	57,563,928	57,318,439	—
Banco Santander (Agente de garantía)	G.N.L. Quintero	Pledge	Shares	ThCh$	24,126,683	ThCh$	94,205,737	—	—
Deutsche Bank (1)	Enersis S.A.	Deposits accounts	Deposits accounts	ThCh$	—	ThCh$	—	27,542,662	—
Other creditors	Ampla S.A.	Pledge over collections and others		ThCh$	13,545,624	ThCh$	141,502,755	146,714,368	—
Other creditors	Coelce S.A.	Pledge over collections and others		ThCh$	5,416,277	ThCh$	90,786,197	66,423,956	—
International Finance Corporation	CGT Fortaleza S.A.	Mortgage and pledge	Real estate, properties	ThCh$	175,656,932	ThCh$	70,262,773	61,678,291	—
Bndes	Cachoeira Dourada S.A.	Pledge		ThCh$	—	ThCh$	—	672,076	—

(1)          See note 9

Guarantees of subsidiary obligations (1) :

			Committed assets		Balance payable of related debt
		Type		Book value	as of December 31.			Release of guarantees
Guarantee	Subsidiary	guarantee	Type	of collateral	Currency	2008	2007	2008	2009	2010	2011

2nd civil court of Quillota	Cía. Eléctrica San Isidro	Deposit	ThCh$	10,000	ThCh$	—	10,890	—	—	—	—
Vestas Eólicas S.A.U.	Endesa Eco S.A.	Guarantees	ThCh$	7,923,754	ThCh$	7,923,754	8,133,045	—	—	—	—
Banco Español de Crédito	Cía. Eléctrica Tarapacá S.A.	Guarantees	ThCh$	—	ThCh$	—	2,229,889	—	—	—	—
Cédulas de crédito bancario	Cien	Guarantees	ThCh$	163,401,797	ThCh$	163,401,797	183,293,442	—	—	—	—

(1)

Unless otherwise stated, the guarantees in the table “Guarantees of Subsidiary Obligations” were provided by the Company or a subsidiary (the “Guarantor”) to a third party creditor that had entered into a new obligation with another subsidiary (the “Subsidiary Debtor”). If the Subsidiary Debtor is unable to meet the requirements of the related obligation, the Guarantor will be required to make future payments on behalf of the Subsidiary Debtor up to the remaining amount payable.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

a.               Litigation and other legal actions

Enersis S.A. (“Enersis”)

Plaintiff	:	Enersis , Chilectra S.A., Empresa Nacional de Electricidad S.A. (“Endesa Chile”)
Defendant	:	The Republic of Argentina
Court	:	CIADI Arbitration Panel
Case/Identification	:	(CIADI Case ARB/03/21)

Summary of proceedings: Compensation for losses caused to the Plaintiff’s investment in the Republic of Argentina is requested in connection with the participation of the power distribution concessionaire Edesur S.A. (“Edesur”)on the grounds of violation of the Investment Protection and Promotion Agreement entered into by the Republics of Chile and Argentina, and the Argentinean Government behavior through the passing of Public Emergency Law 25,561, dated January 6, 2002. The said behavior has also seriously affected the economic and financial balance of the Concession Contract between Edesur and the Argentinean National State. The said Law authorized a re-negotiation process of the Concession Contracts with the purpose of re-composing the economic-financial equation affected by the conversion to pesos, at US$1 = Arg$1, of tariff values calculated in American dollars, and the prohibition to apply biased tariff updating. In practice, this process has not been promoted by the Government, and no measures to prevent losses for the Plaintiff have been formalized. Edesur has been deprived of receiving the tariffs indicated in the regulations and in the said Concession Contract, therefore being harmful to the investment the Plaintiff companies have made. Process status: On October 18, 2004, a copy of the lack of jurisdiction petition filed by the Republic of Argentina was received. On December 17, 2004 the said petition was answered and confirmation of the International Center for the Settlement of Disputes regarding Investments between States and Nationals of Other States (CIADI) jurisdiction was requested. On April 6, 2005, the allegations of the parties regarding this jurisdiction issue took place. The court decided to accept the re-petition and re-response of the parties, setting a brief term for them. And the parties met the term. On June 15, 2005, Edesur S.A. entered with the UNIREN into an Understanding Letter within the framework of the process for renegotiating Edesur’s Concession Contract, envisaged in Law No.25,561 and supplementary regulation. As a result of the Understanding Letter, on August 29, 2005, the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy were entered into. At the request of the Argentine Government, the Minutes of Agreement were executed again, on the same terms and conditions, on February 15, 2006, to include the new female Minister of Economy and Production. The Minutes envisage a Transitional Rate Regimen, retroactively effective beginning on November 1, 2005; require approval of the authorities for paying dividends during the life of the transitional regime; and include other aspects associated with investments, quality of service, penalties applied to Edesur, and unpaid penalties. Also, it establishes a Full Rate Revision, by which a new rate regime is to be set, which was scheduled to become effective on November 1, 2006, and for the next 5 years, under the supervision of the ENRE, in accordance with law 24,065. In addition, the Understanding Letter imposes the obligation of initially suspending, and subsequently dropping, all actions filed against the Argentinean State by Edesur and its shareholders. Such requirement would cause Enersis S.A. to suspend the international arbitration started on April 25, 2003 with the CIADI. After publication in the Official Gazette of the Republic of Argentina of the resolution approving the rates arising from the Full Rates Revision, Enersis and its subsidiaries Chilectra S.A., Endesa Chile and Elesur S.A. (currently, Chilectra S.A.) would drop the abovementioned international arbitration started with the CIADI. On September 16, 2005 the Republic of Argentina made a filing requesting the suspension of the proceedings. It was answered on September 22, 2005 by the plaintiffs, who opposed the suspension. On September 30, 2005 the court rejected the Argentinean request, for lack for consent. On October 7, 2005, Argentina made a new filing on the same issue, which the court communicated to us on October 11, 2005, and we answered the filing on October 18, 2005. On March 28, 2006, the court ordered the suspension of the proceedings for a term of 12 months, after which it will call on the parties to report on the status of the negotiation conducted in accordance with the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. Subsequently, the court will decide whether or not the proceedings should continue. The Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, after being approved by the Congress of the Argentine Nation, were ratified by the Executive National Argentine Power through decree 1959 of 2006, published on the Official Gazette on January 8, 2007, and now their regulation by the ENRE is pending. ENRE Resolution 50/2007, of January 30, 2007, published in the Official Gazette on February 5, 2007, proceeded to comply with certain stipulations of the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy, approving the amounts of the new

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Edesur Rate Table that reflects the increases in cost provided for in the Transition Rate Regimen, and issuing certain rules governing predictions contained in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy. In particular, with regard to its most important effects, the ENRE adopted the following decisions among others: 1. Approval of the new Rate Table reflecting the Transition Rate Regimen: ENRE approved the amounts of Edesur’s Rate Table leading to the Transition Rate Regimen provided for in the Minutes of Agreement for the Adequacy of the Concession Contract for the Public Service of Distribution and Marketing of Electric Energy and, therefore implements the increase of 23% above typical distribution costs (which does not affect T1R1 and T1R2 rates), above connection costs and above service restoration costs incurred by Edesur, as well as also the additional average increase of 5% above the above typical distribution costs earmarked for executing a works plan. 2. Date of application of the new Rate Table reflecting the Transition Rate Regimen: ENRE Resolution 50/2007 decreed application of the above new Rate Table starting from the invoicing of the consumption recorded after zero hours of February 1, 2007. 3. Cost Monitoring Mechanism: ENRE Resolution No. 50/2007 stipulated application of a positive variation of 9.962% of the Cost Monitoring Mechanism Indices to the service costs, with such application being made starting from May 1, 2006 (on which date the first six-month period after November 1, 2005 for review of the prices provided for in the MMC ended). For invoicing the amounts of such variation, the Resolution also stipulated that it should be broken down and charged in 55 installments.  The plaintiffs petitioned the court to extend the stay of the proceedings for a further 12 month period. In this regard, on March 9, the Court issued Resolution SE No. 433/2007 whereby the Minister of Energy extended the Contractual Transition Period, provided for in the Heads of Agreement, to the date on which the rate table resulting from the Full Rate Annulment comes into force, which is February 1, 2008. The Resolution also indicated that the stay of actions provided for in the Heads of Agreement was extended through to the time when the above rate table comes into force, when actions could be taken again always provided that Edesur had fulfilled certain obligations. On August 1, 2007, the Court decided to maintain the stay through January 8, 2008, at the request of the parties. As the Court required the parties to inform in regard to the situation related to the process of negotiation in accordance with the Agreement Document, on January 19, 2008 the parties described the delay in the implementation of the Rate Review and requested the arbitrators to extend the current interruption for a 9 month period, notwithstanding that if there are doubts in regard to the approval of the Rate Review, they can urge to begin the process again before the end of the extension period. The Republic of Argentina did not have objections to the request. The decision of the Court informed on March 28, 2008 was to extend the interruption until November 19, 2008. On that date the Court would request the parties to inform about the situation of the process of negotiation in accordance with the Agreement Document and then it would decide in regard to the need to continue or not with the arbitration proceeding. After the expiration of the interruption of the proceeding that had been authorized until November 19, 2008, a communication from ICSID was received on November 20, 2008. Such communication stated a period until December 1, 2008 to inform about the status of the negotiations between the parties in order to solve on the interruption of the arbitration proceeding. On December 1, 2008 the plaintiffs informed the Court about the status of the actions that gave rise to the interruption of the arbitration proceeding and requested the extension of the interruption until June 30, 2009 in order to cover the period for the effective date of the Rate Review of Edesur; notwithstanding that, if the plaintiffs have doubts about the approval of the Rate Review as agreed, the plaintiffs reserved the right to request to start the proceeding again without the need for awaiting for the end of the period of extension of the interruption that the Court may agree. On December 3, 2008 the Republic of Argentina informed the Court that it is not opposed to continue the interruption of the proceeding. We are waiting for the Court’s confirmation and communication of the interruption requested.

Amounts:  Enersis, US$574.7 millions, Chilectra US$723 millions and Endesa Chile US$9.2 millions plus interest.

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

Summary of proceedings: On July 15, 2004, Mr. Alvaro Pérez Uz (linked to the Endesa, S.A:Group), liquidator of Luz de Bogotá S.A., registered minutes No. 26 of July 9, 2004, containing the final winding up count, in the Bogotá Chamber of Commerce. Payment for such registration was Col$48,000. The remainder that was distributed to the partners amounted to Col$1,764,208,721,394, which is the sum, according to the plaintiffs, making up the base to which 0.7% to be paid to the Department of Cundinamarca, should be applied, according to Ordinance  24 of 1997 and articles

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

226, 229 and 230 of Law 223 of 1995. The Chamber initially rejected the registration so that the liquidator should include the distribution of the surplus as a document with no value. Based on articles 89, 218 and 431 of the Commercial Code, the liquidator stated that the liquidation minutes did not need to state the amounts of the surplus. The Chamber accepted the argument and registered the minutes. According to the plaintiffs, the Department of Cundinamarca lost Col$12,349,461,050 as a result. Consequently, the plaintiff petitions for the Chamber to be ordered to pay that amount, plus penalty interest, plus a penalty of 160% for inaccurate declaration, plus 15% for the tax not paid as an incentive in affairs involving administrative morality. Mrs. Martha Teresa Briceño de Valencia bought the litigation rights of Mrs. Omayra Cely and Rosa Elvira Viracachá Tunarosa, who filed the original lawsuit.

Process status: The judicial decree dated May 6, 2008 resolved some evidence and rejected other evidence. For this reason, the representative of Endesa filed a resort that was favorable. Through judicial decree dated June 11, 2008 the Court ordered the submission of evidence for October 15, 2008 and the proof of private documents that it had rejected initially. On August 21, 2008 it was decided to withdraw the attestation of Dr. John Bayron Arango, who had stated that his possible contribution was not significant from a judicial point of view. On August 25, 2008 the Court accepted that withdrawal. On October 15, 2008 the attestations of Lucy Cruz de Quiñones, Rodrigo Hernández Estrada and Álvaro Cala Carrizosa took place. On October 22, 2008 the Court accepted the transfer of litigious rights to be activated on behalf of Martha Teresa Briceño de Valencia to Rosa Elvira Viracacha Tunarosa and Helder Navarro Carriazo. The proceeding is pending in regard to the end of the period allowed for producing evidence and transfer for pleadings of conclusion. At the same time on December 13, 2007 the Tax Authority of Cundinamarca issued a Tax Assessment to the Chamber of Commerce of Bogotá for Col$44 billion, including a sanction for inaccuracy. The Chamber filed an appeal for reconsideration on February 13, 2008. The District of Cundinamarca has one year to solve the appeal. We do not exclude the possibility that this may result in a dispute relating to an action under administrative law, in which Endesa Internacional, Enersis Agencia and Chilectra Agencia may be involved as defendants.

Amount: US$30 millions.

Plaintiff	:	Internal Revenue Service (“IRS”)
Defendant	:	Enersis S.A.
Court	:	Tax Court
Case/Identification	:	10.825-07RR

Summary of proceedings: On April 28, 2007, Enersis was notified of Summons No. 21 of 2007 by the IRS, whereby this Agency requests that the Income Tax returns filed for business years 2003 and 2004 should be clarified, amended or confirmed. The above Summons refers to several operations performed in those years. On June 28, 2007, the Summons was answered.

Process Status: On July 31, 2007, the IRS notified Enersis of Resolution 151, whereby it accepted Enersis’s answer to several points in the summons while maintaining its position with regard to others. The IRS was requested to submit the points of disagreement to an Administrative Reconsideration with the alternative of an appeal. On December 6, 2007, Enersis was notified that the resolution held the appeal to have been filed and a report had been requested from the tax inspector. On April 4, and again on September 15, 2008 the request for a Report to the Regulatory Agency that the audit made was made again.. To date the report has not been issued.

Amount: Ch$41,889 millions - US$66.585 million

Chilectra S.A.

Plaintiff	:	Gladys Calderón Rojas
Defendant	:	Chilectra S.A.
Court	:	19th Civil Court of Santiago
Case/Identification	:	Case No. 5540-2000

Summary of proceedings: Mrs. Gladys Calderón Rojas filed a claim against the appraisal by a Committee of Good Men setting the easement for Chilectra on the plaintiff’s property in Quilicura at Ch$54 millions.

Process status: On July 19, 2007, the definitive appealable judgment, ordering payment to the plaintiff of 118,590 UF for the easement for Chilectra on her property, was notified. Whereas clause 36 of the ruling states that, as provided for in article 68 of Statutory Decree 1 of 1982 of the Ministry of Mines, compensation should only be paid for the concepts listed, that is to say, land occupied by the towers; strip of land; protection strip; indirect influence strip; damage caused by use of access roads to the property; and reduction of the buildable surface area as a result of the easements. On July

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

31,2007, an appeal for annulment on the form and appeal to a higher court for reversal, thereby challenging the resolution since the court of the first instance included aspects that should not be compensated according the aforementioned legislation. On May 2, 2008 the Court of Appeal rejected the appeal for annulment based on violation of procedure and issued the same final decision. The Court fixed the value of square meter of the plot of land of the plaintiff in UF 0.6. On May 19, 2008 an appeal for annulment was filed based on violation of procedure or violation of law. Supreme Court should be aware of this and issue a resolution.  On June 23, 2008 the aforementioned appeals were officially recognized as filed. On June 22, 2008 the proceedings started to be processed in that court. On November 18, 2008 the Supreme Court considered as admissible the appeals for annulment based on violation of procedure or violation of law.

Amount Ch$2,006 million.

Plaintiff	:	Rosendo Andrés Contesso Beltra and María Elena Concha Camaño
Defendant	:	Chilectra
Court	:	4th Civil Court of Santiago.
Case/Identification	:	2571-2007.

Summary of proceedings: Legal action for material damages and moral prejudice non-contractual liability as a result of serious injuries (partial amputation of both arms) suffered by Mr. Rosendo Andrés Contesso Beltra, a worker of Luis Estay V. Ingeniería Eléctrica Construcción Ltda., which event occurred on October 17, 2005, while he was changing a light-bulb on a lampost, a task commissioned to his employer by the Municipality of Pedro Aguirre Cerda.

Process status: A plea of dilatory exception due to incompetence of the petition was filed and rejected. On June 19, the plea for the defense against the lawsuit was raised. On June 29, the rebuttal was made. On July 13, Chilectra lodged the rejoinder. On July 19, the court summoned the parties to a reconciliation hearing. On September 28, the writ of evidence was ordered. On January 30 the evidence was notified and on March 12 and 13 the plaintiff produced the evidence of witnesses. The period of evidence expired on March 24. In April 2008 some resolutions were issued as a result of the measures requested within the period of evidence. In May 2008 a number of burdens resulting from evidence measures required by the parties were solved. Also, the Court ordered to send notes to different institutions. At June 2008 some responses to notes requested by the parties have been received within the period of evidence. On July 1, 2008 the parties were notified to hear the final judicial judgment. On August 11, 13 and 25, 2008 the response notes from the Municipal Department of Works, National Institute of Social Security (INP in Spanish) and the Superintendence of Social Security (SUSESO in Spanish) were received. On November 18, 2008 the Court ordered a measure to solve in a better way the inspection of the lamppost located on the corner of Ramona Street and Yungay Street in the District of Pedro Aguirre Cerda. This measure was taken on December 11, 2008 and both parties and the trial Judge were present there.

Amount: Ch$3,000 millions.

Edesur S.A.

Plaintiff	:	Asociación Coordinadora de Usuarios Consumidores y Contribuyentes - ENRE.
Defendant	:	Edesur
Court	:	N°2 Federal Civil and Commercial First Instance Court, Registry of the Court N° 6, La Plata
Case/Identification	:	38676/03

Summary of proceedings: The said institution filed a measure through which it expects ENRE and Edesur to be ordered to suspend cabling works in Quilmes, a province of Buenos Aires, as well as the company’s “Sobral” sub-station due to the damage the installations may cause to the population’s health.

Process status: After a hearing convened by the court and another hearing at the ENRE, which were attended by the parties mentioned in the preceding paragraph, a number of technical measures were implemented to diminish the CEM values, even below the values set in the applicable norms. No new developments have occurred in this trial ever since.

Amount: Undetermined

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

Process status: This involves several proceedings, started on different dates, so each at its own procedural step depending on its degree of progress. Currently, 5,034 proceedings are being handled.

Amount involved: Arg$ 24.9 millions or US $ 7.2 millions.

Plaintiff	:	Edesur
Defendant	:	Transportes Metropolitanos Gral. Roca.
Court	:	First Instance National Commercial Court, Registry of the Court N° 1
Case/Identification	:	87934/03

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

Amount: Undetermined

Plaintiff	:	Edesur S.A.
Defendant	:	Local Government of Buenos Aires (LGBA)
Court	:	Court of Buenos Aires No.7 for Actions under Administrative and Tax Laws, Office No.13
Number/Identification	:	2955/00 - 6262/99

Summary of proceedings: Edesur objects the regulation through which the LGBA tries to collect an annual fixed charge for each underground transformation center set up by Edesur in the public thoroughfare and oblige Edesur to assume the costs to be incurred in the removal of such centers, if required. The objected regulation violates the Concession Agreement.

Procces/Status: The Court of Appeal for Actions under Administrative Federal Law pronounced a final judicial decision confirming the appealable judgment favorable to Edesur. The result of the lawsuit will depend on the possible filing of an Extraordinary Resort by the LGBA.

Amount: Undetermined.

Plaintiff	:	Users and Consumers Union.
Defendant	:	Edesur
Court	:	N° 11 Federal Administrative First Instance National Court, Registry of the Court N° 21.
Case/Identification	:	142321/02

Summary of proceedings: The Users and Consumers Union want a modification of the type of rate applied to the many condominium owners’ consortiums existing in the City of Buenos Aires and Edesur. This would imply an important reduction of the values to be invoiced in the future to these consortiums, as well as the obligation for retrospective reimbursement of “unduly” received amounts.

Process status: The appealable judgment is in the process of being issued.

Amount: Undetermined

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

Plaintiff	:	Edesur
Defendant	:	National State (Ministry of Economy)
Court	:	N° 3 Federal Administrative First Instance National Court, Registry of the Court N° 5.
Case/Identification	:	1856/97

Summary of proceedings: In accordance with a provision in Power Law 24065, the power sector concessionaire companies must pay a significant rate to the ENRE with the purpose of financing its controlling and regulating activities (the rate is paid by Edesur, among other concessionaires.) These expenses must not exceed annually the amount of the rate paid, thus giving rise to a financial surplus which, instead of being allocated to the Argentinean government, must be refunded to the companies. In this regard, the action was filed to nullify a resolution of the General Agency for Management of the Economy Ministry, which allocates to the Argentine Treasury these financial surpluses. The Company believes this resolution to be confiscatory in nature, because the rate represents a payment for a service provided, and no portion of it should become income for the government.

Process status: The Supreme Court is in the process of issuing its ruling.

Amount: Undetermined.

Plaintiff	:	Edesur
Defendant	:	Municipality of Berazategui
Court	:	N° 2 Federal Administrative First Instance Court for Civil, Commercial and Administrative Trials, Registry of the Court N° 5 in La Plata
Case/Identification	:	11,859/05

Summary of proceedings: Legal action was taken against the Municipality of Berazategui, to the effect of declaring the right of Edesur to continue the necessary works to construct the “Rigolleau” Substation, located in the department of Berazategui, which were suspended by the sued Municipality through Decree N° 758/05, whose unconstitutionality and unenforceability is requested in the lawsuit.

Process status: The judgment is in the process of being issued.

Amount: Undetermined.

Plaintiff	:	Edesur
Defendant	:	Municipalidad de Berazategui.
Court	:	N° 2 Federal Civil, Commercial and Administrative First Instance National Court, Registry of the Court N° 5, La Plata.
Case/Identification	:	11.893/05

Summary of proceedings: A lawsuit was filed against the Municipalidad de Berazategui, so that it allows Edesur to render public services consisting in distributing electricity, for which it must install an underground electrical line under the western sidewalk of street 5, between Avenida Mitre and Calle 146, in Berazategui. The installation was suspended by the defendant through Decree No.1207/05, of which the plaintiff is seeking that it be pronounced unconstitutional and inapplicable. Also, an injunction was requested from the court. The court granted the injunction, suspending the application of Decree No. 758/05, and ordering the district authorities to refrain from stopping the development and/or completion of the installation of the underground 132-KV line linking the sub-station located there, as well as the adequacy and remodeling of the line.

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

Amount: Undetermined

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Consumidores del Sur Asociación Civil (non profitable organization)
Defendant	: The State and Edesur
Court	: N° 5 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 9
Case/Identification	: 8803/07

Summary of proceedings: This proceeding addresses the validity of retroactive collection of the rate increase stipulated in National Executive Decree 1959/06. Consequent to the above, the petition has been made for the defendants to return the amounts of money received pursuant to the above regulation and to rule that the obligations generated by it have been abated.

Process status: Formality after the plea for the defense.

Amount: Arg$59 millions or US $ 17.1 millions.

Plaintiff	: Edesur
Defendant	: Government of the Town of Buenos Aires (GCBA)
Court	: N° 8 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 15
Case/Identification	: 25442/07

Summary of proceedings: Several administrative acts decreed by GCBA whereby it required that documentation from the 2003 tax period should be furnished were challenged, since such petition is time-barred according to the regulations of article 34 of the Edesur Concession Contract.

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

Process status: The local government of Buenos Aries (LGBA) made its plea for the defense and raised a plea for the evidence provided by Edesur. Edesur made its plea for the transfer of the plea raised by the LGBA.

Amount: Undetermined

Plaintiff	: Edesur
Defendant	: Buenos Aires City Government (GCBA)
Court	: N° 7 Administrative and Tax Court of the City of Buenos Aires, Registry of the Court N° 13.
Case/Identification	: 2956/01

Summary of Proceedings: To contest a GCBA provision through which payment of procedure expenses on permits requested by Edesur for the installation of its lines is demanded, as well as payment for the corresponding inspections carried out by the GCBA, in addition to a rent for using public roads with power systems for the provision of power distribution public utilities.

Process status: We are waiting for the decision by the Superior Court of Buenos Aires. The LGBA filed a complaint against the judge for refusing to allow an appeal for unconstitutionality against the unappealable judgment favorable to Edesur.

Amount: Undetermined.

Edelnor S.A. (“Edelnor”)

Plaintiff	: Edelnor
Defendant	: Municipality of San Martín de Porres
Court	: Municipality of San Martín de Porres
Number/Identification	: 945-2007

Summary of proceedings: This is a dispute relating to an action under administrative law against several resolutions of the Municipality of the District of San Martín de Porres, which impose fines for the works in the public thoroughfare with no municipal authorizations. Edelnor is able to carry out these works in accordance with the current electric legislation. However, the aforementioned Municipality wants to collect a rate or tax for the use of public areas.

Process status: On August 15, 2008 a decision was issued. The prosecuting authority considers that the claim is baseless. On October 16 the trial hearing took place with the respective oral report. Due to the creation of new courts in the basic

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

module of Condevilla, the file has been redistributed to the Court of Combined Jurisdiction of Condevilla, which is the same court that fixed the date for a new oral report for January 14, 2009 through resolution dated October 28, 2008.

Amount: Soles 41 millions  or US $13.1 millions

Codensa S.A. (“Codensa”)

Plaintiff	: Electroenergía S.A.
Defendant	: Codensa.
Court	: 12th Civil Court of the Bogota Circuit.
Case/Identification	: Case records No.11001310302120040037901.

Summary of proceedings: In 1997, by means of a competitive call for bids, the EEB awarded Electroenergía S.A. ESP the supply of energy to the regulated market, which today represents 14% of Codensa’s demand. The contract should have begun to be processed on January 1, 2003. In their claim, the plaintiff states, (a) the first 4 years of the contract were awarded to Betania and the next 11 years to Electroenergía; (b) this caused a financial imbalance for Electroenergía; (c) In light of this complaint, the EEB awarded the contract for 13 years; (d) the contract was established in Codensa’s name; (e) on April 30, 1998, officers of the two companies met and stipulated the following obligations: (e.1) negotiation of a contract from 2000 to 2015; (e.2) the need to agree to a risk hedge clause; (f) Electroenergía insisted on entering into a new, additional contract, without having received any reply from Codensa to date; (g) Codensa cannot seek to obtain a declaration of non-performance by Electroenergía of obligations that are still not enforceable, because the contract has not been registered with the administrator of the SIC; (h)  Electroenergía made a series of investments to set up an energy plant (Termobiblis), and signed contracts, all of which was frustrated by the Codensa’s behavior totally contrary to precontractual “good faith”; and (i) Codensa is liable for loss of earnings and indirect, special or consequential damages suffered by Electroenergía.

Process status: The proceeding is in the period allowed for producing evidence.

Amount: Col$220 billion or US$ 89 millions.

Plaintiff	: Roberto Ramírez Rojas (Class action lawsuit).
Defendant	: Codensa, Bogotá Capital District and Alcaldía Zonal de San Cristóbal.
Court	: Cundinamarca Administrative Court, Third Section - Sub-section “B”.
Case/Identification	: Case file 03-1473.

Summary of proceedings: The Circo Victoria transmission lines I and II were built by Empresa Eléctrica de Bogotá in 1962, when the site in which the towers holding it are located, was not populated. However, when Codensa was born as a legal entity, on October 23, 1997, one of those towers (No.731) was surrounded by buildings put up after 1983 but prior to 1996. The plaintiff demands protection for the following collective rights: a healthy environment; sanitization, security and prevention of technically foreseeable disasters; that buildings abide by statutory regulations.

Process status: This is being processed by the Council of State for unappealable judgment.

Amount:  Undetermined.

Plaintiff	: Conjunto Residencial Iguazú (Class action lawsuit).
Defendant	: Codensa and Soacha City Government.
Court	: Cundinamarca Administrative Court, Fourth Section - Sub-section “B”.
Case/Identification	: Case file N°25000232700020030134201

Summary of proceedings: Codensa S.A. ESP was providing public lighting services to the Soacha district since the inception of the company (on October 23, 1997). The public lighting infrastructure in the Soacha district is mostly owned by Codensa, through a contribution from Empresa Eléctrica de Bogotá (together with other assets).

Soacha district called on bidders for the service of public lighting, the winner being Soacha Ciudad Luz (“Sociluz”), a temporary entity with which district representatives entered into concession contract No.004 on January 19, 1999. Codensa did not take part in the concession contract. However, after that contract had been executed, Sociluz hired Codensa to supply electricity, and rented the Codensa infrastructure, billing and collection systems. These are the conditions under which Codensa is related to the rendering of public lighting services in Soacha.

Process status: Procedural step / instance: On November 20, 2008 the Council of State issued an unappealable judgment annulling the appealable judgment and all the petitions of the claim were rejected. The higher court argues that the

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

claims are inadmissible as the claim dealt with the rights that are not collective and that class actions are not the means to obtain the discontinuance of the collection of a tax and the refund of the paid amounts. Judgment notified by edict on November 27, 2008.

Amount: Undetermined

Plaintiff	: Jorge Ernesto Salamanca Cortés y Luis Alejandro Montero.
Defendant	: Codensa, Nación - Ministerio de Minas - Unidad de Planeación Minero Energética.
Court	: 3rd Administrative Court of Bogotá Circuit
Case/Identification	: Case file 05-2357

Summary of proceedings: In 14 areas of Bogotá there are at least 35 built-up quarters more than 25 years old where the high and medium voltage grid is “located in an anti-technical manner at several points, including in the front gardens of several houses”, so that people are seen to be exposed to the risk of electrocution. The plantiffs consider that, as it is laid out, the grid creates a huge risk to which Codensa has not paid sufficient attention. Consequently, they are petitioning the Constitutional Judge to order the Company to lay the grid underground.

Process status: Period allowed for producing evidence. The Court appointed a new expert, who requested 30 days to issue a report (and he was given those days). On December 1, 2008 the Court required the expert to issue a report on the irregularities in construction work within 10 days.

Amount: Undetermined

Plaintiff	:	Sonia Andrea Ramírez Lamy
Defendant	:

Ministry of the Environment, Housing and Territorial Development; Autonomous Regional Corporation of Cundinamarca — CAR; Technical Administrative Department of the Environment — DAMA; Administrative Department of District Planning, and others.

Court	:	Administrative Court of Cundinamarca, Section Two, Sub-section “B”.
Case/Identification	:	Case file No. 25000232500020050066202

Summary of proceedings: The action seeks to make the environmental authorities preserve the Eastern Hills of Bogota as a forest reserve, and also recover the resources affected by illegal settlements, illicit mine workings, irregular building permits, tree-felling and exploitation of flora and fauna.

Process status: On September 22, 2008 the Council of State ordered to accept the transfer to plead the conclusion and the C.A.R. filed an appeal for reconsideration of judgment. The appeal for reconsideration of judgment filed by C.A.R. on October 8, 2008 has not been solved. The office received twenty petitions from different parties concerned in the proceeding with different petitions.

Amount: Undetermined .

Ampla Energia e Serviços S.A. (“Ampla”)

Plaintiff	: Meridional S/A Servicios, Emprendimientos y Participaciones
Defendant	: Ampla
Court	: 9th Chamber of Rio de Janeiro Public Finance
Case/Identification	: 98.001.048296-8

Summary of Proceedings: Meridional - Mistral and Civel, represented by Meridional, claim they are creditors of the former state electricity distribution company CELF, resulting from the existence of contracts of jobs undertaken for said company. Meridional in its representation demands payment of invoices supposedly outstanding and the payment of contractual fines for rescission of the contracts for the above mentioned jobs, for the sum of R$136,085,827.20

Process status: On December 18, 2007 the court records returned from the prosecuting authority and were favorable to Ampla’s argument; therefore, the civil appeal of Meridional lost its purpose. On March 7, 2008 the presence or absence of appeals in the three lawsuits attached was requested to be certified. On March 18, 2008 the appeal judge voted favorably to Ampla, allowing Ampla to file other resorts such as infringing embargos and special resorts. The parties filed resorts (embargos of statement). On November 28, 2008 the court records were sent to the Public Prosecutor’s Office. This Office considered that the resorts filed by the parties should be disallowed. On November 18, 2008 the proceeding was processed to issue a final decision. On November 28, 2008 a resolution was issued. On December 2, 2008 the resolution was published so that the parties state their opinions on the resorts.

Amount: R$ 337.3 millions - US$ 142.6 millions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Enertrade - Comercializadora de Energía S.A
Defendant	: Ampla
Court	: Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	: Arbitration procedure No. 03/2005

Summary of Proceedings: On December 22, 2002, Ampla and Enertrade signed a 20-year electric energy sales contract (40MW average). This contract was sent to ANEEL for its evaluation and resulting official approval. ANEEL approved the contract because certain conditions were fulfilled, among them, a 25% reduction in the price of the contracted energy (from R$97.4 R$72.6/MWh). Given this determination, Ampla only paid the value authorized by ANEEL. ENERTRADE sustained that the contract was tacitly approved by ANEEL due to the passage of time and obtained, through judicial demand No.2003.34.00.023785-2 against ANEEL, a provisional judicial measure that suspended the effects of the condition imposed by ANEEL, declaring the contract tacitly approved by that entity. ANEEL has not yet been able to have this provisional measure annulled. With the purpose of confirming the right assured by the provisional measure, Enertrade, in December 2005, established an arbitration procedure against Ampla, under nº 3/2005 in the Cámara de Conciliación y Arbitraje of the Fundación Getúlio Vargas/RJ. Ampla continued to pay the reduced rate because, in addition to not being part of the process, it was not authorized to transfer the full cost to its tariffs.

Process status: On February 29, 2008 the Arbitration Court delivered a judgment establishing a due date (March 24, 2008) for closing the investigation. On March 17, 2008 the Arbitration Court extended the closing of the investigation for 30 days. On March 20, 2008 the Arbitration Court delivered a judgment extending the period for completing the arbitration proceedings No.03/05 and No.04/06 to September 22, 2008. On April 28, 2008 Ampla filed a claim against the expert’s requirements. On May 16, 2008 the Arbitration Court deferred the extension of the period for 15 days for delivering the accounting expert’s finding. On June 10, 2008 the accounting expert filed his finding at the Arbitration Court and to the technical assistants of Ampla and Enertrade. On June 20, 2008 Ampla informed that it was opposed to some points in the expert’s finding. On June 27, 2008 the Arbitration Court fixed the date for the adjudicative hearing (July 22, 2008). The hearing took place on July 22, 2008. On August 29, 2008 the Arbitration Court turned down the claim for partial judgment filed by Enertrade. On December 19, 2008 the Court informed the extension of the period to issue the judgment for 60 days.

Amount R$ 110.2 millions - US$ 46.5 millions.

Plaintiff	: Ampla
Defendant	: Enertrade - Comercializadora de Energía S.A
Court	: Getulio Vargas Foundation Chamber for Conciliation and Arbitration
Case/Identification	: Arbitration procedure No. 04/2006

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

Process status: Rebuttal and rejoinder presented. On January 12, 2007, the parties presented graphs showing the stock ownership of the companies involved in the arbitration, as well as also information about the companies that audited the parties and the companies linked to them. At the request of the Court of Arbitration, Ampla clarified the information presented, indicating the other auditing companies of the Endesa Spain Group. On February 12, 2007, the petition for expert accounting and technical testimony required by Ampla was ordered, as well as also for expert witnesses. On March 2, 2007, the technical assistants were appointed and the legal standing and role of the witnesses presented. Enertrade challenged the issues presented by Ampla. On March 16, 2007 Ampla filed a reply to the challenge. On April 2, 2007, the Court of Arbitration notified the extension of the deadline for concluding the arbitration proceedings by 178 days. The new deadline is September 28, 2007. On May 21, 2007, the experts for the technical and accounting expert

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

testimony were named. The progress of this proceeding is the same as above for the arbitration proceeding of Enertrade against Ampla.

Amount: R$ 40.2 millions - US$ 17 millions.

Plantiff	: Getec Guanabara Química E Industrial S/A
Defendant	: Ampla
Court	: 3er Juzgado Civil de Niterói
Case/Identification	: 1996.002.017152-9

Summary of Proceedings: Refund equal to the equivalent of 16.67% of electric energy invoices during March of 1986 through March of 1991, and March 1991 going forward, twice such amount, with interest accrued since date of litigation (September 26, 1997) and legal fees based on 20% of the sentence.

Process Status:  Execution phase, in which Ampla sustains the need for dismissal of the sentence. In a decision issued on September 4, 2008 the courts refused special appeal presented by Ampla._

Amount: R$ 98.8 millions - US$ 41.7 millions.

Plaintiff	: Unión Federal
Defendant	: Ampla
Court	: Organo Especial del TRF de la 2ª Región
Case/Identification	: 2009655-3

Summary of Proceedings: COFINS — INMUNITY. In the nineties, a large number of the Brazilian public utility companies files resorts against the tax known as COFINS (Contribution for Financing Social Security) because they considered that the Brazilian Constitution exonerated them from that tax. Most of the companies lost the lawsuits. Ampla won the lawsuit (for the period from 1996 to 2001), because the Tax Administration forgot to file an appeal against the decision handed down by the court of appeal. However, the Prosecutor’s Office of the Federal Union brought an exceptional action known as “an action for annulment” to attempt to annul the unappealable judgment favorable to Ampla.

Process status: In December, 2003, the Regional Court of Rio de Janeiro (equivalent to the Court of Appeal) confirmed the inadmissibility of the action for annulment filed by the Federal Union. On December 21, 2007, the Federal Union filed a Special Resort against the decision of the Rio de Janeiro Court rejecting unanimously all of its previous appeals. This Special Resort is addressed to the Higher Court of Law (STJ), the court in Brasilia that rules on unconstitutional issues. On February 29, 2008 Ampla was notified to submit its reasons against the special resort filed by the Federal Union. The special resort was filed without the extraordinary resort and there is judicial practice that indicates that both resorts should be filed together. Therefore, there are arguments to consider that the extraordinary resort of the Federal Union has become null and void. On April 30, 2008 the Regional Federal Court (Court of Rio) decided not to accept the special resort of the Federal Union, whose objective was to take the discussion on the admissibility of the annulment action to the Superior Court (Court of Brasilia). On June 12, 2008 such decision was published. The Federal Union could still file a resort against this decision. The Federal Union filed a resort at the Superior Court on July 11, 2008. Ampla will be notified so that it files its pleadings within a 10 day period. The decision so that Ampla files its pleadings was published on September 11, 2008. Ampla filed its pleadings on September 22, 2008. The judgment of the resort has not been delivered yet.

Amount: R$ 387 millions - US$ 166 millions.

Plaintiff	: Secretaria de Receita Federal (“SRF”, theBrazilian IRS)
Defendant	: Ampla
Tribunal	: Comisaría de la Recaudación de Impuestos Federal de Niterói/RJ
Rol/Identificación	: Auto de Infracción Nº 0710200/00112/05 y Juicio Administrativo nº 10730.003110/2005-55

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

Process status: The action was notified in 2003. The decision of the 1st administrative instance went against Ampla and an appeal with the second administrative instance was filed on October, 2004. The resort was ruled on recently in the 2nd administrative instance, partly favorable to the Treasury in terms of the period when changes to the Constitution come into force and partly favorable to Ampla in terms of the tax on income due to the change in tax regimen from earned to accrue. Taxes in question are estimated to be 35%. Once the amount owed by the SRF is determined, it may be enforced. The part of the Document that was accepted by the Court of Appeal is R$87,040. This will have to be confirmed by the Secretaria SRF. Once the amount due by the SRF is calculated, this agency will be able to start the executory process, when Ampla will discuss the constitutional issue. On April 8, 2008 the Treasury Department filed a resort against this decision at the Court of Appeal. On September 19, 2008 Ampla was called upon to make its plea for the defense against the special resort filed by the Treasury Department. On October 6, 2008 Ampla made its plea for the defense against the aforementioned resort and also filed a resort at the Court of Appeal to try to change the part of the decision that was not favorable to Ampla. The judgment has not been delivered yet.

Amount: R$ 124.1 millions - US$ 53.1 millions.

Plaintiff	: SRF
Defendant	: Ampla
Court	: Commissariat of the Niterói Federal Collection Tax
ID Number	: Infraction Proceeding 0710200/00112/05 and Administrative
Trial 10730.003110/2005-55 (d.38)

Summary of Proceedings: FRNs — In order to finance its investment in Coelce, in 1998 Ampla issued FRNs (bonds) for $350 millions  maturing in 2008, which were subscribed by Cerj Overseas (an overseas subsidiary of Ampla, which former name was Cerj). The bonds have a special tax regimen consisting of no withholding tax (15% or 25%) being applied on payment of interest abroad, always provided that, among other requirements, there is no advanced amortization before the average term of 96  months. In order to acquire these bonds, Cerj Overseas obtained financing outside Brazil consisting of a six-month loan. At the end of the period (October, 1999) because of problems of access to other sources of financing, Cerj Overseas had to refinance with Ampla, which granted it a loan in reales. The Secretary of Federal Tax Collection argues that the tax concession had been lost in 1998, since the loans in reales granted to Cerj Overseas by Ampla were the equivalent of an advanced amortization of the debt before the average amortization period of 96 months. Currently there remain FRNs for $ 169 R$40.2 millions.   (The balance was capitalized in 2004).

Process status: The notice of infringement was notified in July, 2005. In August, 2005, Ampla filed a resort with the 1st administrative instance, and it was rejected. In April, 2006, a resort was filed with the Council of Taxpayers (2nd administrative instance). On December 6, 2007, the Council of Taxpayers issued its verdict completely favorable to Ampla. The period for executing the verdict and publishing the decision is estimated at about 6 months. After the publication of the decision, the SRF will have 30 days to file a resort.

Amount: R$ 557 millions - US$ 239 millions.

Plaintiff	: Secretary of Treasury
Defendant	: Ampla
Court	: Office of Commissioner of Treasury
Case/Identification	: Infringement Document No.03.177555-4; Administrative Proceeding No.E-34/059.193/05

Summary of Proceedings: ICMS FINE. In 2002, the State of Rio de Janeiro stipulated via a decree that the ICMS should be calculated and paid on the 10th, 20th and 30th of the same month accrued. Because of cash problems, Ampla continued to pay the ICMS under the former system (payment until the 5th of the month after it accrued).

Process status: Notwithstanding an informal agreement with the State of Rio de Janeiro, and 2 amnesty laws, in October, 2004, the State of Rio de Janeiro brought a proceeding against Ampla to collect the fine for late payments; Ampla appealed against the fine in the same year. In February, 2007, Ampla was notified of the decision of the 1st administrative instance, which confirmed the proceeding brought by the State of Rio de Janeiro. On March 23, 2007, an appeal was lodged with the Council of Taxpayers of the State of Rio de Janeiro (2nd administrative instance). Ampla obtained a preliminary ruling in its favor that enabled it to bring this resort without having to make a deposit of furnish a guarantee for 30% of the value of the updated fine. Waiting for the decision of the Council of Taxpayers.

Amount: R$ 135 millions - US$ 58 millions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Companhia Brasileira de Antibióticos (CIBRAN)
Defendant	: Ampla
Court	: 1st Civil Court of Itaboraí
Number/Identification	: 2006.023.008555-6

Summary of proceedings: This is an action in which the plaintiff requires the compensation for damages as a result of loss of products and raw materials, breaking of machinery, among other things, occurred due to the poor service provided by Ampla between 1987 and May 1994, as well as compensation for moral prejudice.

Process status: On June 4, 2008 a Judge’s decision was published. The Judge partially accepted the precautionary measure filed by Ampla to recognize the statute of limitations of the plaintiff’s claim in regard to the period from January 1993 in accordance with the regulation of the Civil Code. A resort was filed against that decision so that in the event that the legal significance of the action is lost, it is possible to try to recognize the statute of limitations based on the Consumer Code. CIBRAN filed a resort against that last decision on June 17, 2008. On August 27, 2008 CIBRAN’s resort was rejected, as was published on September 1, 2008).

Amount R$ 69.5 millions - US$ 29.3 millions.

Plaintiff	: Qualita’s Tecnología y Servicios Ltda and Symon de Souza Coury
Defendant	: Ampla
Court	: 4th Civil Court of Niteroi County
Case/Identification	: 2005.002.024695-9

Summary of Proceedings: The plaintiff brought this suit pleading that it had been created to serve Ampla since October, 1999 and that this contract should be in force until March 31, 2009, being able to be extended. The plaintiff petitioned for redress for material damages and moral prejudice caused by an alleged unilateral annulment of the contract by Ampla, which would have caused the plaintiff damages of about R$54  millions.

Process status: On January 29, 2008 the adjudicative hearing took place. Also, the judgment was delivered and determined a successive 10 day period for filing reports. Ampla filed its reports on February 11, 2008. On August 7, 2008 the judgment was published. This judgment considered the plaintiff’s request as inadmissible, and the issue as abated as result of the resolution of the legal significance. The judgment also ordered the plaintiff to pay the court costs and the attorney’s fees amounting to 10% of the lawsuit. On November 25, 2008 the resolution was published and determined the filing of arguments against the resort of appeal filed by Qualita.

Amount: R$ 63.6 millions - US$ 26.7 millions.

Plaintiff	: Laboratorios B. Braun S.A
Defendant	: Ampla
Court	: Regional Federal Court (RFC) of the 1st Region
Number/Identification	: 2003.002.026302-2

Summary of Proceedings: Refund of the amounts wrongly collected and the exclusion of invoices to be expired. All of this for 20% including interest and monetary correction.

Process status: Pre-trial proceedings. The producing of the expert evidence was deferred. Dr. Sylvio Batista dos Santos Filho was appointed as an expert. He should be notified to file his finding in 20 days. The parties were enabled to appoint a technical assistant and propose points to be considered in the investigation. Dr. Sylvio Batista did not accept to conduct the expert’s investigation and a new expert was appointed, Dr. Tavares Moreira, who should be notified to inform whether he accepts to conduct the expert’s investigation.

Amount: R$ 56.4 millions - US$ 23.8 millions.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: On February 1, 2008 the judgment was published and was partially favorable to Ampla. On February 6, 2008 Ampla filed resorts requiring a change to the decision in regards to the payment of court costs and attorneys’ fees. The resorts filed by Ampla were partially accepted in regards to changing the judgment regarding the attorneys’ fees. On May 28, 2008 the plaintiff’s resorts were rejected. The decision was published on June 16, 2008. On July 1, 2008 Ampla filed a resort of appeal and so did the plaintiff. We are waiting for the opening of the period to file arguments against the resort of appeal.

Amount:  R$49.6 millions - US$ 20.9 millions.

Plaintiff	: Astec Assesoria de Serviço Técnicos e Tributários Ltda.
Defendant	: Ampla
Court	: 4th Civil Court of Niteroi
Number/Identification	: 2007.002.074798-9

Summary of proceedings: The plaintiff alleges that Ampla has not complied with clauses of the agreement signed by the parties regarding the rendering of consulting services.

Process status: This legal action was filed on December 19, 2007. Ampla was notified to make its plea for the defense as rendered by Ampla on February 21, 2008. The plaintiff made its plea for the defense on May 26, 2008. The Judge deferred the admission of additional proof of private documents and accounting expert evidence, appointing Dr. Robson Gago as an expert. The parties were entitled to appoint technical assistants and prepare the points to be considered. After that, the expert will be notified so that he states if he accepts the work and presents his fee proposal. The analysis of the producing of oral evidence will be performed after the filing of the expert evidence. The expert returned the proceeding with his fee proposal.

Amount: R$ 39.7 millions - US$ 16.8 millions.

Plaintiff	: Perma Ind de Bebidas S/A
Defendant	: Ampla
Court	: 2nd Civil Court of Niterói
Number/Identification	: 2006.002.003327-9

Summary of proceedings: Refund of the excessive collection of electric energy rates.

Process status: Period for the hearing of the case after the redistribution of the proceeding to the Provincial Justice.

Amount: R$ 35.4 millions - US$ 14.9 millions.

Plaintiff	: Fábrica Boechat Ltda.
Defendant	: Ampla
Court	: Regional Federal Court (RFC) of the 1st Region
Number/Identification	: 1999.01.00.019832-8

Summary of proceedings: Refund of the excessive collection of the electric energy rate.

Process status: Period allowed for filing of an appeal.

Amount: R$ 34.4 millions - US$ 14.5 millions.

Plaintiff	: Municipality of Itaboraí
Defendant	: Ampla
Court	: 2nd Civil Court of Itaboraí
Number/Identification	: 2004.023.004759-9

Summary of proceedings: The claim is the review of the amount collected for the supply of electric energy to the plaintiff and double refund of the value paid in excess for the last ten years for the public lighting in streets, squares and municipal public areas. The plaintiff alleges that the collection is not consistent with the actual consumption, as the concessionary company does not consider night time and turned off bulbs correctly. This results in a difference in excess for 21.89% in invoices.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Process status: The proceeding is in the period allowed for the investigation. Return of court records by the expert on July 23, 2008. The expert also informed his fees for R$102,000. On August 25, 2008 Ampla was required to notify the expert so that he was informed of the method of work used in the investigation.

Amount: R$23.8 millions - US$ 10 millions.

Plaintiff	: Televisión Cidade S/A.
Defendant	: Ampla
Court	: 8th Civil Court of Niteroi
Number/Identification	: 2004.002.008999-1.

Summary of proceedings: On May 3, 2004 the plaintiff filed an action to reduce the value of the agreement for the passing (support) of the plaintiff’s cables in the network of Ampla, alleging that the price of the agreement is excessively high.

Process status: On September 20, 2006 the court records were sent to the expert and they are still under investigation.

Amount: R$ 24.1 millions - US$ 10.2 millions.

Plaintiff	: Real Veículos Com E Ser Ltda.
Defendant	: Ampla
Court	: Regional Federal Court (RFC) of the 2nd Region
Number/Identification	: 1997.51.01.104745-5

Summary of proceedings: Refund of the excessive collection of electric energy rates.

Process status: Currently within appeal period.

Amount: R$ 18.6 millions - US$ 7.9 millions.

Plaintiff	: Electrovidro S.A
Defendant	: Ampla
Court	: 8th Tax Court of the County of Río de Janeiro
Case/Identification	: 1995.001.065045-7

Summary of proceedings: Lawsuit dated June 14, 1995 in which it is argued that AMPLA infringed the rules of Statutory Decree 2283/86 which stipulated freezing of prices while the Cruzado Plan was in force. This plan corresponds to Porteria 45/86 of the DNAEE which increased the rate for electrical energy for industrial use by 20%. The plaintiff petitions for the charge to be declared illegal and for restitution of the amounts paid incorrectly with interest penalties.

Process status: The objection to the claim filed by Ampla on February 20, 2008 was rejected. Against the decision of harmonization of the expert’s finding issued on November 8, 2007, both parties filed resorts (seizures of statement); however, they were rejected and so new resorts were filed (torts) by Ampla and Electrovidro (file numbers 2008.002.02344 and 2008.002.02723). In regard to resort No.2008.002.02344 filed by the plaintiff, the Court of Rio de Janeiro issued the decision to establish that the calculations of the settlement sentence should include the wrong increase value until the invoices of December 2005, when the expert’s finding was completed, recognizing the “cascade effect”. After that, due to the decision of its resort (tort), the plaintiff required to notify Ampla to pay R$16,178,697.80 in accordance with Article 475-J of CPC (Brazilian Civil Code), in regard to the improper “cascade effect” of the refund of the amounts for wrong payments, which was deferred by the judge. The related decision was published on May 5, 2008. A special resort was filed to change the Court’s Decision. After that, a tort was filed to give leave for the special resort, which was distributed to the superior court and will be assessed by the Judge. Also, Ampla filed precautionary measure No.2008.014.00082. The precautionary measure was deferred by the 3rd Vice-Presidency of the Court of Rio de Janeiro, which determined the interruption of the executory process. After that, the special resort was rejected and the precautionary measure was annulled. Also, we filed a new precautionary measure at the superior court. This measure was abated without considering the merits of the case. A tort was filed. This tort has not been assessed yet. In first instance Electrovidro took up again the execution of the cascade effect in the restated amount of R$18.7 millions , including the 10% fine of Article 475-J of CPC, calculated by the Judge. Therefore, we filed a letter of bank hypothecation, which was accepted with guarantee of the appealable proceeding. The seizure of on line assets required by Electrovidrio was turned down. For this reason, a tort was filed. In this resort of Electrovidro, on October 1, 2008 the Court authorized the blocking of 5% of the billing of Amplia up to 18.7 million reales. Ampla requested the interruption

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

of the measure that authorized the seizure of 5% of the billing. This was approved by the Head Judge. Electrovidro filed a resort whose judgment has not been delivered yet. Also, the Supreme Court has not delivered a judgment of a resort in which Ampla tries to correct a material error of the final judicial decision arguing that this would give occasion for the execution of the cascade effect of Electrovidro. An objection to the serving of the judicial decision was filed in first instance in order to require the interruption of the serving until the final judicial decision on the incident. This was approved by the judge. Electrovidiro did not agree on the above and filed a resort. The judge approved to continue with the serving, that is the 5% seizure of Ampla’s billing. Therefore, Ampla requested to reconsider that decision. The responsible judge informed that he understands that the preliminary measure is also interrupted. We are waiting for the judgment of the objection to serve the judicial decision and the resorts at the Superior Court and Court of Rio de Janeiro.

Amount: R$ 19.5 millions - US$ 8.2 millions.

Plaintiff	: Companhia Eletromecânica Celma
Defendant	: Ampla
Court	: Regional Federal Court (RFC) of the 2nd Region
Number/Identification	: 1994.002.005084-9 (2001.002.007238-8)

Summary of proceedings: Refund of amounts collected and received excessively.

Process status: The final judicial decision that solved the settlement was published. Ampla filed a resort against such final judicial decision. The final judicial decision rejected the objection and fixed the final value of the serving in R$298,853.85, plus interest and monetary correction that were already set from the date of the last calculation until its actual payment. Some resorts were filed that were later rejected and resulted in the filing of an appeal. We are waiting for the plaintiff’s response.

Amount: R$ 16.5 millions - US$ 7 millions.

Plaintiff	: Engebra Empresa de Energia do Brasil Ltda. e Usina Termeléctrica de Anápolis (UTE Daia)
Defendant	: Ampla and other 26 concessionary companies
Court	: 6th Court of Goiana
Number/Identification	: 2008.02220430

Summary of proceedings: Discussion on the value of the energy purchase-sale contract and the value of VUC (variable unit cost of generated energy) in accordance with the contract. The plaintiff requests the rate recomposition and compensation.

Process status: The claim was notified on May 21, 2008. An issue of jurisdiction is being processed. On July 17, 2008 Ampla and Coelce filed a resort (tort) against the decision on the jurisdiction dispute that provided a precautionary measure. The judge of the 6th Civil Court of Goiás was appointed to process the emergency measures. On September 1, 2008 the decision of the Court was published. The Court did not recognize the jurisdiction dispute unanimously. On September 10, 2008 Ampla and the other defendants filed resorts at the Superior Court. On November 10, 2008 the Superior Court issued a decision, in which it rejected the resorts. As the lack of jurisdiction of the state justice of Goiânia to adjudicate the lawsuit was determined, we are waiting for the distribution of the proceeding to the Federal Court of the Federal District so that it continues with the proceeding.

Amount: Undetermined

Plaintiff	: Usina Termeléctrica de Anápolis (UTE Daia)
Defendant	: ANEEL, Federal Union, AMPLA and other 26 concessionary companies
Court	: 15th Court of the Federal District
Number/Identification	: 2008.34.00.003724-2

Summary of proceedings: Discussion on the value of the energy purchase-sale contract and the value of VUC (variable unit cost of generated energy) in accordance with the contract. The plaintiff requests the rate recomposition and compensation.

Process status: On August 7, 2008 the final judicial decision was published. This decision approved the request for the withdrawal of the case by the plaintiff. The plaintiff and one of the defendants (Elektro) on August 20 and 21, 2008, respectively, filed an appeal.

Amount: There is no amount (continued in lawsuit No.2008.02220430 above)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Fraspol Ind e Com Ltda
Defendant	: Ampla
Court	: 7th Civil Court of Niterói
Number/Identification	: 2005.002.014243-0

Summary of proceedings: Refund the amount paid excessively. The plaintiff alleges that there was an illegal increase in the electric energy rate during the “Crossed Plan”. Process status: Ampla presented the expert’s fees for starting the works in progress. The findings of the expert investigation were prepared and the parties expressed their opinions through a resolution that will be published.

Amount: R$ 13.9 millions - US$ 5.9 millions.

Plaintiff	: Sadia Concórdia S A
Defendant	: Ampla
Court	: 1st Civil Court of Duque de Caxias
Number/Identification	: 1997.512.004615-5 (2004.001.10345)

Summary of proceedings: The Court ordered Ampla to refund the standing charges for electric energy rates paid in excess (20%) due to the application of the adjustments in accordance with Resolutions 38 and 45 during the period of price freeze, as well as their effects on the subsequent periods, plus interest and monetary correction in accordance with the consumer price index (CPI) and the attorneys’ fees fixed in 20% of the total value of the refund.

Process status: We are waiting that the plaintiff starts the executory process of the court decision.

Amount: R$ 13.6 millions - US$ 5.8 millions.

Plaintiff	: Cerámica Marajó Ltda.
Defendant	: Ampla
Court	: 3rd Civil Court of Niteroi
Number/Identification	: 1998.002.026066-0

Summary of proceedings: Eliminate the illegal 20% increase in the invoices for electric energy consumption based on Resolution 45/86 of DNAEE (Brazilian National Water and Electric Energy Department) and its consistent reflections on the subsequent invoices and refund all the amounts illegally received.

Process status: In executory process; we are waiting for the preparation of the technical report by the judicial expert. Proceeding sent to the expert on March 19, 2008. Ampla filed an objection to the expert finding.

Amount: R$ 13.2 millions - US$ 5.6 millions.

Plaintiff	: Pinto de Almeida Engenharia S/A
Defendant	: Ampla
Court	: 7th Civil Court of Niteroi
Number/Identification	: 1998.002.027241-7

Summary of proceedings: Absence of obligation of the plaintiff to pay the electric energy increased by Resolutions 38 and 45 and refund of amounts wrongly paid from March 1986, plus interest and monetary correction; order the defendant to reduce future invoices in the same proportion of the increases supported by those resolutions.

Process status: The lawsuit was reopened by the plaintiff to start the executory process of the court decision.

Amount: R$ 11.7 millions - US$ 6.3 millions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Roberto Barbosa Ramos and Almira Barbosa Ramos
Defendant	: Ampla
Court	: Court of Arraial do Cabo
Number/Identification	: 2002.005.000034-6

Summary of proceedings: Compensation for death of a child due to electrocution. The parents try to obtain compensation for moral prejudice equivalent to 20,000 minimum wages for R$ 59 millions.

Process status: Proceeding in the period allowed for pre-trial proceedings. We are waiting for the filing of the fee proposal by the expert and the subsequent start of the expert’s investigation. The expert’s fees were proposed for R$ 4,750. That decision was objected. The objection has not been processed yet. After that, the expert evidence should be performed. The expert maintained the value of his fees. Therefore, there was a new request so that the expert expresses his opinion on a possible reduction of his fees and financing of the amount required.

Amount: R$ 21.8 millions - US$ 9.2 millions.

Plaintiff	: Compañía Brasileña de Antibióticos (Cibran)
Defendant	: Ampla
Court	: 11th Court of the Treasury of Rio de Janeiro
Number/Identification	: 2000.001.109379-0

Summary of proceedings: Questioning of the calculation base of the ICMS (Brazilian VAT) as it includes the value of the same tax (“inside” calculation).

Process status: In the initial period allowed for pre-trial proceedings. On March 5, 2008 the prosecuting authority returned the proceeding and we are waiting for the proceeding to start being processed.

Amount: Undetermined.

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

Process status: Ordinary proceedings have finished. The current discussion is focused on the compliance with the final judicial decision where execution motion to dismiss was filed. The main proceedings were accepted in accordance with the execution motion to dismiss. We are waiting for the decision on the resort filed the plaintiffs.

Amount: R$48.3 millions - US$ 20.4 millions.

Plaintiff	: Selma de Souza and 122 other plaintiffs
Defendant	: Ampla
Court	: 2nd Employment Chamber of Niterói
ID Number	: Work Complaint No.3142/1995

Summary of Proceedings  : The plaintiffs were fired by the Company and demand to be reinstated and to have their right of employment stability recognized.

Process status: Accessory Innominate Action for Provisional Resort filed, taking into account that the previous Action for Provisional Resort, which kept the plaintiffs out of the company, was repealed by the effect of the Tort filed in the Claim proceedings submitted by the plaintiffs to the TST, which understood that it was competent to do justice to the suspensive effect in question. In the face of the position adopted by the TST, this Action for Provisional Resort was filed seeking to stay the effects of the advanced tutelage and also have a suspensive effect on the ordinary resort filed in the pleas and proceedings of the case, with such being favorable to the company’s position. The court records were taken from Brasilia to the Regional Labor Court (RLC) to consider the legal significance of the resort; however, this will be adjudicated after the proceeding of the resort filed at the Federal Supreme Court.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Amount: R$ 70.2 millions - US$ 29.6 millions.

Plaintiff	: José Reynaldo Ferreirinha and Others
Defendant	: Ampla and Brasiletros
Court	: 3rd Labor Court of Niterói
Number/Identification	: Labor Claim 2422/1990

Summary of proceedings: The plaintiffs requested the jointly sentence, differences of complements and additional of retirement pension, plots expired and to be expired with reflections and attorneys’ fees.

Process status: We are waiting for the decision on the appeal filed by Ampla.

Amount: R$ 16.3 millions - US$ 6.9 millions.

Plaintiff	: Ampla
Defendant	: Instituto Nacional de Seguro Social (INSS)
Court	: 1st Federal Court of Niteroi
Number/Identification	: 2005.51.01.011845-3

Summary of proceedings: Ampla filed an action against INSS (National Social Security Institute) requesting the right to receive the contribution to the occupational accident insurance (OAI) in accordance with the level of risk of the activity mainly carried out in every place of business (parent company and subsidiaries) legally incorporated and the level of risk of the activity carried out by the company.

Process status: The company required the producing of proof of private documents, expert evidence and evidence of witnesses. Evidentiary stage closed and judge is considering his ruling since July 31, 2008.

Amount: R$ 0.2 millions - US$ 84,424

Plaintiff	: Federal Union
Defendant	: Ampla and others
Court	: 5th Federal Court of Niterói
Number/Identification	: 2008.51 of February 20001414-1

Summary of proceedings: The purpose of this executory process distributed to Ampla and its directors and former directors is the service of dispossession of debit: 35.887.326-6 and 35.887.328-2, regarding the contribution to the OAI. The legal significance was discussed in proceeding No.2005.51 of February 20011845-3. Ampla filed a claim requiring to exclude from the liabilities of this executory process Ampla’s directors and former directors, considering that this company already took on the responsibility for the debit of this action when fully guaranteed the action for provisional resort No.2008.51 of February 20001005-6. The transfer of the letters of hypothecation guaranteed in this action for provisional resort to the executory process in order to file resorts against executory process was required (this was granted in the trial).

Process status: On November 7, 2008 we filed execution motion to dismiss regarding the current directors in order to exclude them. On November 11, 2008 resorts against the executory process were filed. On November 19, 2008 a judicial decision was issued. This decision stated the opinion of the Public Prosecutor’s Office of the Treasury on Ampla’s claim of motion to dismiss and the negative representations of service of the legal process regarding the former directors. On November 21, 2008 the court records were sent to the Public Prosecutor’s Office of the Treasury. We are waiting for the opinion of the Public Prosecutor’s Office of the Treasury on the claim of motion to dismiss filed by Ampla.

Amount: R$ 19 millions - US$ 8 millions.

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

Process status: Appealable judgment unfavorable to Ampla. On August 5, 2008 the judicial decision was published and considered as admissible the resorts (seizures of statement) filed by Ampla. Ampla filed a claim to confirm what was requested and request that the executory process should start. On October 15, 2008 the decision that determined the remittance of the proceeding to the judicial accountant so that the calculations filed by Ampla were compared was

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

published. Ampla filed a resort (seizure of statement) against such decision so that the proceeding is not sent to the judicial accountant as the judicial accountant already expressed his opinion that he has no technical qualifications to compare the calculations. We are waiting for the judge’s ruling.

Amount: R$ 23.6 millions - US$ 10 millions.

Plaintiff	: Office of Treasury
Defendant	: Ampla
Court	: Board in Full Attendance
Number/Identification	: Infringement Document No.01.082242-7 and Administrative Litigation No.E-04/893.637/99

Summary of proceedings: Tax sanction due to presumptive difference in the payment of ICMS (Brazilian VAT). Ampla is an ICMS debtor for wrong VAT credits in connection with amounts of entry of products intended for fixed assets.

Process status: On July 27, 1999 Ampla filed its objection to the Infringement Document, which was considered as inadmissible by the Tax Review Authority of the State of Rio de Janeiro. As a result, Ampla filed a voluntary appeal, which was no accepted by the 3rd Chamber of the Taxpayers Council. Due to the new decision unfavorable to Ampla, Ampla filed a resort at the Board in Full Attendance. The proceeding is in the period allowed for steps and then will be adjudicated by the Board in Full Attendance. The decision of the court has not been issued since February 25, 2008

Amount: R$ 15.3 millions - US$ 6.5 millions.

Plaintiff	: Municipality of Magé
Defendant	: Ampla
Court	: Municipal Office of the Treasury
Number/Identification	: Infringement Document No.1056

Summary of proceedings: Infringement Document prepared in order to collect the Land Use Rate between 2000 and 2005.

Process status: Ampla filed an objection to the infringement document. Waiting for the appealable decision of the Court.

Amount: R$ 12.9 millions - US$ 5.5 millions.

Plaintiff	: ASOBRAEE - Brazilian Association of Consumers of Water and Electricity
Defendant	: Ampla
Court	: 5th Civil Court of Niteroi County
Case/Identification	: 2006.002.002621-4

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

Process status: The resort filed by Ampla against the decision that adjudicated the incident of objection to the value of the lawsuit became a retained resort for the preliminary assessment for the appeal trial by the Court of the State of Rio de Janeiro.

Amount: Undetermined.

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

Process status: Ampla submitted allegations against the Appeal filed by the Plaintiff and the proceedings were then remitted to the Justice Court. The Appeal entered the court under No. 2006.001.22785 and was distributed to the 15th

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

civil chamber of the court. The court, by unanimous decision, rejected the appeal, which was published on August 16, 2006. The Plaintiff then filed a Special Recourse, with the proceedings being remitted to the 3rd Vice-presidency of the court. On October 16, 2006 Ampla submitted its allegations. On October 25, 2006, the proceedings were remitted to the “Procuraduria General de Justicia” and were returned on November 22, 2006. On January 3, 2007, this resort was rejected. On January 16, 2007, the Plaintiff filed instrument tort against the decision that rejected the special resort. On March 6, 2007, the instrument tort was remitted to the Higher Court. On April 12, 2007, the case records were remitted to the reporting clerk, where they have been to this date. On September 11, 2007, the decision accepting hearing of the Special Resort by the Higher Court was published. On October 16, 2007 the court records were sent to the Superior Court.

Amount: Undetermined

Plaintiff	: Macao Consumer and Worker Defense Association - AMADECONT
Defendant	: Ampla
Court	: Single Chamber of the County of Río das Ostras
Case/Identification	: 2004.068.001287-1

Summary of Proceedings: The plaintiff launched this action requesting partial power in advance to prevent the Defendant from charging the TMIP (“Municipal Street Lighting Rate”), and requesting that Ampla be required to refund the amounts wrongly charged and pay the costs of the trial.

Process status: The prosecuting authority filed a resort (a tort - Proceeding 2008.002.22940) against the decision that rejected the trusteeship. On August 15, 2008 the decision was published. This decision accepted the tort and determined that Ampla is refrained from collecting the TIP in the electric energy invoices of consumers in the district of Río das Ostras until the end of the lawsuit. On August 22, 2008 Ampla filed resorts (seizures of statement). On September 1, 2008 the judicial decision was issued. This decision accepted the resorts (seizures of statement) imputing the change of the effects to such resort and rejected to follow up the resort of the prosecuting authority (tort). On September 5, 2008 Ampla informed the Judge about the decision of the appeals for reconsideration of judgment filed against the decision issued in the trial documents of the resort. On November 3, 2008 this was removed from the resort.

Amount: Undetermined

Plaintiff	: General Attorney’s Office of the State of Rio do Janeiro
Defendant	: Ampla and Municipality of Paraty
Court	: Single Court of Paraty County
Case/Identification	: 2005.041.001008-9

Summary of Proceedings: The plaintiff brought this suit petitioning, by way of advanced tutelage, sentencing of the Municipality of Paraty to abstain from collecting the Contribution for Street Lighting (CIP), under penalty of a fine of R$50,000.00 (US$23,277.46) and, additionally, that Ampla should be compelled to collect the CIP separately, although on the same energy consumption bill, using different bar codes, under penalty of a fine of R$10,000.00 (US$4,666.79).

Process status: On July 3, 2008 the judgment was delivered. This judgment considered the proceeding as abated with no resolution of the legal significance. On July 11, 2008 the court records were sent to the prosecuting authority and they were returned on July 29, 2008. On August 4, 2008 the court records were sent to the Treasury Department and they were returned on August 8, 2008. The judicial decision was published on September 24, 2008.

Amount: Undetermined

Plaintiff	: Municipality of Paraty
Defendant	: Ampla
Court	: Single Court of Paraty County
Case/Identification	: 2005.041.001124-0

Summary of Proceedings: The plaintiff brought this suit petitioning for: 1) Acceptance of the precautionary measure for Ampla to abstain from shutting off the power supply services, under penalty of a fine of R$10,000.00 (US$4,666.79) to be applied to each non-compliance of the delegated order, without detriment to any other possible penalties; 2) That Ampla should maintain the regularity of the system of supply and maintenance of the power transmission grid in satisfactory conditions for the users; 3) That Ampla should be sentenced to submit and execute within a reasonable period of time a project to modernize the grid, consisting of improvements to the power transmission equipment and

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

lines in the area of the Municipality of Paraty; 4) the injunction for the Public Prosecutor’s Office to be a party to or to act in the case of legal expenses; and 5) The injunction of the Granting Power in the case, the State of Río de Janeiro, to express an interest in the case through its legal representative.

Process status: The court records were returned by the expert on June 11, 2008. On June 30, 2008 the court records were sent to the Municipal Treasury and they were returned on July 31, 2008. The Municipal Treasury filed an objection to the expert’s fees proposal. On August 21, 2008 the court orders were published. These court orders determined that the parties should express their opinion on the expert’s motion, which reduced his fees proposal to R$60,000.

Amount: Undetermined.

Plaintiff	: Universidade Federal Fluminense
Defendant	: Ampla
Court	: 4th Federal Court
Number/Identification	: 2000.51.020.04388-9

Summary of proceedings: The plaintiff filed a claim for the absence of judicial relationship between the plaintiff and the Province of Rio de Janeiro, in regard to the ICMS (Brazilian VAT) on the electric energy supply. The plaintiff alleges the unconstitutionality of the ICMS on electric energy invoices as it has tax immunity.

Process status: On June 13, 2003 the judicial decision was published. The decision considered the plaintiff’s request inadmissible. On July 13, 2005 the appeal filed by the plaintiff was sent to the reporting clerk.

Amount: Undetermined.

Plaintiff	:	Sindicato da Indústria de Cerâmica para Construção de Campos (Union of the Construction Ceramics
Industry of Campos)
Defendant	:	Ampla
Court	:	6th Civil Court of Niterói
Number/Identification	:	2003.002.019554-5

Summary of proceedings: The Union of the Construction Ceramics Industry of Campos filed an action against Ampla alleging that the ICMS should not affect the demand for hired power, but the demand for power actually measured.

Process status: On June 23, 2008 the courts orders were published. These court orders determined the opinion of Ampla. On July 1, 2008 Ampla signed the claim and informed that it already completed the costs of the bench warrant. On August 19, 2008 the positive warrant of writ of summons by the State was attached. On October 9, 2008 this was removed from the letter rogatory. The letter rogatory is expected to be attached to the court records.

Amount: Undetermined

Plaintiff	: State Attorney General’s Office
Defendant	: Ampla
Court	: 2nd Civil Chamber of Town of Saint Gonzalo
Case/Identification	: 2003.004.034117-9

Summary of Proceedings: Plaintiff launched the Public Civil Action requesting first that Ampla be ordered to supply the regular consumers of Saint Gonzalo a quality electrical energy service without interruptions, and take all measures necessary to prevent such interruptions, even if in order to achieve this it must restructure all of its equipment; in the event it is absolutely necessary to interrupt the supply, then the restoration of supply must be immediate or the fine shall be R$10,000 a day.

Process status: On November 13, 2008 the court records were sent to the prosecuting authority and they were returned on November 13, 2008.

Amount: Undetermined

Plaintiff	: Federal Prosecuting Authority
Defendant	: Ampla
Court	: 17th Federal Court of Rio de Janeiro
Number/Identification	: 2008.51.01.012193-3

Summary of proceedings: A criminal indemnification action based on Ampla’s administrative investigation of the electronic meters. Requires as a precautionary measure that Ampla refrains from (i) issuing an invoice or collecting

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

based on measurements made by electronic meters versions CS 5.0.2, 6.0.1 and 6.0.2; (iI) interrupting the electric energy supply to consumers that are in debit in connection with invoices issued based on electronic meters versions CS 5.0.2, 6.0.1 and 6.0.2; (iII) inserting in restrictive credit records the names of such users that are in debit. Also requires that ANEEL inspects the compliance with the precautionary measure by Ampla and  that Ampla pays equity damages and moral prejudice through credit in the invoice of electric energy.

Process status: On December 4, 2008 the resolution was published. This resolution ordered to provide with the copy of the claim filed by the Federal Office of the Public Prosecutor on July 11, 2008 as it was lost or, if not possible, that both parties express their opinions (the plaintiffs first) within a ten successive day period.

Amount: R$ 21 millions - US$ 9 millions

Plaintiff	: Labor Prosecuting Authority
Defendant	: Ampla
Court	: 3rd Labor Court of Niterói
Number/Identification	: 2028/2001

Summary of proceedings: The purpose of this action is to order Ampla to refrain from absorbing labor through a company (subcontract); otherwise, Ampla will be imposed a daily fine for noncompliance.

Process status: The court unanimously rejected the judgment of both resorts to maintain the judicial decision in all respects. Ampla filed resorts.

Amount: Undetermined

Plaintiff	:	Sindicato de Trabajadores de las Industrias de Energía Eléctrica del Norte y Noroeste Fluminense (Labor
Union of Electric Energy Industries of the North and Northwest of Rio de Janeiro)
Defendant	:	Ampla
Court	:	2nd Labor Court of Campos dos Goytacazes
Number/Identification	:	1388/2003

Summary of proceedings: This is a suit intended to order Ampla in the obligation of not doing (refrain from absorbing labor through a company - subcontract); otherwise, Ampla will be imposed a daily fine for noncompliance.

Process status: Waiting for the period allowed for opinion about the expert finding.

Amount: Undetermined

Plaintiff	: Ampla
Defendant	: Federal Union
Court	: 2nd Federal Court and 4th Group of Regional Federal Court of the 2nd Region
Number/Identification	: Action No.96.0035653-0 and Civil Appeal No.98 of February 2021000-5

Summary of proceedings: COFINS — Action filed by Ampla requesting: 1) Decree of tax immunity of Ampla for COFINS (social security financing tax); and 2) To order the Federal Union to refund the payments made on account of COFINS in the last five years duly corrected and increased in accordance with legal charges. As a result of the decision processed in the court and announced in injunction No.92.0113589-4, Ampla changed its requests maintaining only request 2 (refund of payments).

Process status: On May 2, 1997 the final judicial decision was issued. This decision considered as inadmissible Ampla’s request and ordered to pay the fees based on 5% of the value of the lawsuit. On August 15, 2006 the court rejected the judgment of Ampla’s resort and accepted the judgment of the supporting resort of the Federal Union so that the proceeding returns to first instance and the Federal Union files a new plea due to the change in Ampla’s request. On December 6, 2006 the Court’s decision was published. This decision rejected the judgment of Ampla’s resort. On December 11, 2006 Ampla filed resorts so that the court explains the omission of the judicial decision. The trial for the resorts is pending.

Amount: Undetermined

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Ampla
Defendant	: Federal Union
Court	: 4th Federal Chamber of Niterói and 4th Group of the TRF of the 2nd Region
Case/Identification	: Ordinary Action No.96.0035387-5 and Civil Appeal No.1999.02.01.047064-8 (d.4)

Summary of Proceedings: FINSOCIAL - Ampla seeks to obtain the declaration that the tax-legal relationship (tax immunity) does not exist as regards the payment of the tax called FINSOCIAL, which would have an impact on its gross monthly revenue. It also seeks to have the Federal Union forced to refund the total amount collected in the last five years, starting from October 1996 and, if the foregoing is not possible, that the Federal Union be made to refund the difference between the amount paid in accordance with Laws 7,787/89, 7,784/89 and 8,147/90, and that due in accordance with Decree Law No.1.940/82, in the same period referred to above..

Process status: The lower court’s decision declared without grounds the request for immunity, but accepted the petition to declare unconstitutional the increases in the FINSOCIAL tax rate above 0.5% and the right to offset the said excess in current and future taxes due. The appeals of Federal Union and Ampla were filed. The proceedings were sent to Federal Regional Court where they are currently awaiting a judgment on the two appeals The judgment of the appeals filed by Ampla and the Treasury was delivered on December 2, 2008. The Regional Federal Court rejected the resorts and maintained the appealable decision.

Amount: Undetermined

Plaintiff	: Ampla
Defendant	: Federal Union
Court	: 3rd Group of the Regional Federal Court of the 2nd Region and 1st Federal Court of Niterói
Number/Identification	: Injunction No. 98 of February 2002033-8 and Appeal against Injunction No.2000 of February 2001.055412-5

Summary of proceedings: This is an injunction against the act to be performed by the Commissioner of the Federal Tax Collection in Niterói intended to ensure that Ampla is fully indemnified for the tax impairment for the purpose of clarification of the calculation base of IRPJ (Income Tax on Legal Entities), and negative calculation bases for the purpose of the CSLL (Company Contribution on Loss of Profits) clarified until December 31, 1994 (excluding 1993) not subject to the 30% limit of taxable profit.

Process status: Appealable judgment totally favorable to Ampla. The Court has not delivered a judgment of the resort filed by the Federal Union at the Regional Federal Court since February 23, 2005. Due to the decision announced in the court proceedings 98.0207129-3, Ampla paid the infringement document related to such proceeding amounting to R$5,785,915.75. This amount may be recovered in the event that the lawsuit is favorable.

Amount: Undetermined

Plaintiff	: Ampla
Defendant	: Federal Union
Court	: 3rd Group of the Regional Federal Court of the 2nd Region and 1st Federal Court of Niterói
Number/Identification	: Injunction No. 98 of February 2007129-3 and Appeal against Injunction No.1998.51 of February 20207129-6

Summary of proceedings: This is an injunction against the Commissioner of the Federal Tax Collection in Niterói intended to ensure that Ampla to be fully indemnified for the tax impairment for the purpose of the calculation of the calculation base of IRPJ (Income Tax on Legal Entities) and the negative calculation bases for the purpose of the CSLL (Company Contribution on Loss of Profits ) for 1993, 1995 and 1996 with profits generated in base years 1998 and subsequent years, not subject to the 30% limit of taxable profit.

Process status: Appealable judgment totally favorable to Ampla. The Federal Union filed a resort at the Regional Federal Court (RFC). The decision of the RFC was to partially accept the appeal filed by the Federal Union. After the publication of the decision of the court in regard to the appeal, Ampla filed resorts to pre-question some points to be included in the resorts at the superior courts. The resorts were rejected and Ampla filed a resort at the superior court and superior federal court. On February 22, 2008 the court orders were published. These court orders accepted the resorts. On April 11, 2008 the proceeding was distributed to the superior court to deliver a judgment (number of the resort at the superior court 1041385).

Amount: Undetermined

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Ampla
Defendant	: State of Rio de Janeiro
Court	: Superior Court
Number/Identification	: Injunction No.2002.001.110494-9

Summary of proceedings: Injunction issued so that the authority refrains from perform any act intended to collect the ICMS (Brazilian VAT) established by Decree No.31.632/02.

Process status: On October 13, 2008 the Treasury filed its arguments against Ampla’s resorts. On December 18, 2008 the judgment of the resort was delivered. The judge rejected the judgment of the resort, but another judge request to see the proceeding and interrupted the judgment.

Amount: Undetermined

Plaintiff	: Ampla
Defendant	: Federal Treasury — Federal Union
Court	: Federal Court of Niterói
Number/Identification	: Injunction No.2008.51 of February 20004965-9

Summary of proceedings: The purpose of the lawsuit is to exclude the ICMS (Brazilian VAT) from the taxable base of the taxes for PIS (Brazilian Social Integration Program) and COFINS (social security financing tax).

Process status: The claim was filed on December 17, 2008.

Amount: Undetermined

Coelce S.A.

Plaintiff	: Romério Moreira de Deus
Defendant	: Coelce
Court	: Court of the State of Ceará (TJCE)
Case/Identification	: 2000.0161.6981-7.

Summary of proceedings: The Plaintiff is the owner of a plot of land in Aracati/Ceará, where Coelce built several electrification networks, without having compensated the client. Thus, the plaintiff intends to prevent the construction of new electrification networks and have the existing ones removed. Coelce won the lawsuit in the first instance by having it dismissed. However, the sentence was revoked on appeal and Coelce was sentenced to remove the new networks in the process of being installed and pay about $3.3 millions as compensation. As a result of the above, the plaintiff filed for enforcement of the sentence, petitioning a credit based on a compensation of nearly $3.3 millions. In parallel, Coelce has appealed for the sentence by the Court of Appeal, in terms of the compensation granted beyond what was petitioned, to be voided. The plaintiff has already raised a plea against Coelce’s appeal and notification of the pleading was made to the other party for the rejoinder.

Process status: The plaintiffs succeeded in the legal action filed as they obtained a court order to make Coelce remove the posts located in their properties. However, instead of requiring Coelce to comply with the court order, the plaintiffs required a compensation for damages as a result of the setting up of the aforementioned posts, which was in the order of R$9,861,385.07 in accordance with their calculations at December 9, 1997. This request was considered as inadmissible by the judge. This decision was appealed by the plaintiffs. This appeal was rejected in July 2007.

Amount: R$ 69.4 millions - US$ 29.6 millions.

Plaintiff	: Cooperativa de Eletrificação Rural do Vale do Acaraú Ltda.
Defendant	: Coelce
Court	: 1st Federal Court of the Ceará Judicial Section
Casel/Identification	: 2001.81.00.008007-0

Summary of the proceedings: An action was filed to review the clause regarding the amount of the lease entered into by the parties for power grids owned by the plaintiff.

Process status: In its defense, Coelce pleaded that the issue involved interests of ANEEL. Consequently, ANEEL entered the fray and the proceeding was remitted to the Federal Court. The Federal Court granted the petition made by the plaintiff and increased the monthly rent to R$35,000.00. Coelce deposited the amount for the first three months after the decision stipulating the increase. Coelce also appealed for the decision increasing the monthly rent to be repealed.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Due to the interruption of the decision, Coelce required the identification of the amount deposited. On September 1, 2008 a writ was issued. This writ gave rise to a negative dispute of jurisdiction. The proceedings are pending until the decision of the superior court.

Amount: R$ 55.6 millions - US$23.7 millions.

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

Process status: In regard to the main lawsuit, on November 24, 2008 the judge issued a judgment which considered as inadmissible the plaintiff’s claims. On September 1, 2008 CGTF was notified in regard to this decision. We are waiting for the publication of this decision and the resort to personally notify the plaintiffs to file a possible resort. In regard to the resort filed against the decision that rejected the objection to the amount of the lawsuit and after filing arguments, the court records were sent to the judge for analysis. We are waiting for the judgment of this resort.

Amount: R$ 516 millions - US$218 millions.

Plaintiff	: Bar of Lawyers of Brazil and Others
Defendant	: Coelce.
Court	: 7° Juzgado de Justicia Federal - Sección de Ceará
Case/Identification	: 2005.81.00.006496-2

Summary of proceedings: Civil public action launched with the objective of preventing the application of the rate adjustment (percentage 23.59%) authorized by ANEEL in April 2005.

Process status: The Supreme Court judge suspended on October 7, 2005 the guarantee that prevented the adjustment from being applied. Thereby, the concessionaire may apply from that date on the above mentioned adjustment. Coelce had to suspend the retroactive collection of the installments generated by the time in which the guarantee made it impossible to put the adjustment into effect. The guarantees are expected to be annulled and Coelce will be able to re-begin collecting the remaining installments On September 5, 2008 the lawsuit was considered as inadmissible. We are waiting for the publication of the final judicial judgment

Amount: US$44 millions.

Plaintiff	: Inácio Nunes Arruda & Others.
Defendant	: Coelce.
Court	: 2nd Court of Public Finance - Ceará
Case/Identification	: 2000.0122.6248-0/0

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

Amount: Undetermined.

Plaintiff	: TBM S/A Indústria Têxtil.
Defendant	: Coelce.
Court	: Supremo Tribunal Federal (STF)
Case/Identification	: 441.392

Summary of proceedings: This is a “Trial for Tarifazo”, that corresponds to the different trials begun as a result of the dictation of rate decrees 38, 45 and 153 of 1986, by the National Department of Water and Electrical of Brazil (formerly ANEEL), which enabled the different electricity companies of Brazil to increase their rates considerably between the months of March and November 1996. In this case, the plaintiff seeks the devolution of amounts paid as determined by the decrees abovementioned.

Process status: The appeal against the final judicial judgment that accepted the claim against Coelce was rejected. A special resort was filed at the Superior Court and an extraordinary resort was filed at the superior federal court. Both resorts were considered as admissible by the Chief Judge of the Court of the State of Ceará. The fees of the plaintiff’s attorneys for R$800,000 are in the period allowed for enforcement performance against Coelce. TBM’s lawyer will start applying his professional fees for his work for R$550,000 in accordance with the final judicial judgment. Coelce was opposed to this fee application in terms of the amount compensated and the amount of the fees of TMB’s lawyers. The aforementioned opposition was rejected. Coelce filed a claim against this resolution. We are waiting for the decision of the court. At the same time, Coelce filed a new annulment action, which was also considered as inadmissible. Coelce also filed a claim against this resolution, but it did not succeed. The special resort was rejected. The lawsuit was remitted to the Federal Superior Court and we are waiting for the decision about the extraordinary resort.

Amount: R$26.9 millions - US$ 8.6 millions.

Plaintiff	: State of Ceará
Defendant	: Coelce
Court	: Tax Review Authority
Number/Identification	: Administrative proceeding No.2008.03658-0

Summary of proceedings: On April 10, 2008 the Treasury of the State of Ceará issued a Tax Assessment against Coelce. Such assessment is related to the calculation of the ICMS for 2003 and 2004 based on the comparison between monthly data of gross income for sales of electric energy from the financial statements and the taxable bases in the calculation document regarding the ICMS. The amount was changed in accordance with the information furnished by the Office of the Treasury.

Process status: On May 12, 2008 Coelce filed an objection to the Infringement Document. We are waiting for the resolution of the objection. On November 26, 2008 the appealable decision by the Treasury of Ceará maintained the ICMS Infringement Document filed against Coelce. December 9, 2008 the aforementioned decision that the ICMS Infringement Document was maintained against Coelce was notified. The company may file a voluntary appeal at the Taxpayer Council within a 20 calendar day period, which may be extended for another 10 days, starting from the evidence of the notification in the proceeding. On January 5, 2009 the 30 day period for the filing of the aforementioned resort for an unappealable administrative decision started.

Amount: R$ 146.4 millions - US$ 62.7 millions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: State Office of Treasury
Defendant	: Coelce
Court	: Tax Review Authority
Number/Identification	: Administrative Proceeding No.2006.25755-6

Summary of proceedings: Infringement Document filed for the non-collection of the ICMS in regard to the Difference of Interprovincial Fractional Part.

Process status: The Infringement Document was filed on November 29, 2006. On January 2, 2007 Coelce filed an objection. We are waiting for the judgment of the objection.

Amount: R$ 28,9 millions - US$12.3 millions

Investluz S.A.

Plaintiff	: Federal Union
Defendant	: Investluz
Court	: Federal Treasury
Number/Identification	: Administrative Proceeding No.10380.012956/2006-84

Summary of proceedings: Claim filed to require COFINS (social security financing tax) credits (effect of COFINS on financial income, dividends and retirement of shares).

Process status: The claim was filed on December 21, 2006. An objection was filed on January 22, 2007. We are waiting for the judgment of the objection.

Amount: R$ 24.1 millions - US$ 10.3 millions.

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

Amount: R$ 50.9 millions - US$ 21.8 millions. (Active contingency — recovery of credits)

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

Process status: On March 11, 2003 the claim was tried by the Municipality of Itá. On March 12, 2003 the early trusteeship required by the plaintiff was deferred. On April 14, 2003 Cien filed a resort (“tort”) against such decision. On August 16, 2005 the resort filed by Cien was considered admissible and the claim was abated with no resolution of the legal significance of the claim due to absence of the required “intention to bring an action” by the Municipality of Itá. Due to this decision on October 10, 2005 Cien filed a resort (“seizures of statement) so that the amount of the sentence of the Municipality of Itá was changed to “losing party’s cost”. On November 22, 2005 our resort was considered as

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

inadmissible. Against that decision on February 14, 2006 the parties filed “special resorts”, which were not accepted by the court. On March 14, 2007 Cien filed a “tort” against that decision at the Superior Court. On October 19, 2007 the Superior Court considered as inadmissible the “tort” filed by Cien. On October 29, 2007 Cien filed a new resort (“tort”) against that decision. The judgment of this resort has not been delivered yet. On October 31, 2008 the Municipality of Itá was notified to express its opinion on the resort filed by Cien. On November 25, 2008 the resort filed by Cien was considered as inadmissible. We are waiting for the publication of that decision.

Amount: None

Plaintiff	: Federal Treasury of Rio de Janeiro — MF
Defendant	: CIEN - COMPANHIA DE INTERCONEXÃO ENERGÉTICA
Court	: National Tax Court of Rio de Janeiro
Case/Identification	: 18471.000814/2007-48

Summary of proceedings: Fine for Lack of Import Documentation - On July 11, 2007, the Federal Tax Authorities (SRF) issued an “Infringement Proceeding” against CIEN for imports of energy in 2002. According to the Tax inspector formal requirements required by general regulations for tax documentation of imports were not met, so a fine equivalent to 100% of the value of the imports was being imposed. However, there was no approved law whatsoever regulating tax documentation to be prepared when importing electrical energy until May, 2006. Since May, 2006, CIEN has all the documentation required by the law.

Process status: On August 10, 2007, an appeal was filed with the first administrative instance. On September 14, 2007, the Claim was judged inadmissible. On the same date, the decision of the first administrative instance was sent to the second administrative instance (Council of Taxpayers) for a resolution. On December 6, 2007, the SRF published an Interpretative Declaratory Ruling stipulating that no penalty of fine whatsoever was imposed by reason of the non-existence of electrical energy import and export records for operations performed until May 2, 2006, the date on which Regulatory Instructions 649 of April 28, 2006 came into force. This ruling definitively resolves the administrative process dealing with the lack of import records, which has already been won in the first instance, in CIEN’s favor. A copy of the interpretative ruling was submitted to the Council of Taxpayers, asking for the proceeding to be closed. Waiting for the Council of Taxpayers to declare the proceeding closed. On February 27, 2008 the claim was sent to the Third Taxpayers Council. We expect the application of the interpretation favorable to us and that the proceeding is abated.

Amount: R$ 351.4 millions - US$ 111.9 millions.

Endesa Cachoeira S.A.

Plaintiff	: Municipality of Cachoeira Dourada
Defendant	: Centrais Elétricas Cachoeira Dourada S.A. (“CDSA”)
Court	: Public Finance Court of Itumbiara County
Case/Identification	: 2005.0334233-0

Summary of proceedings: As a result of the unbundling of CELG, one of whose successors was CDSA, and the privatization of CDSA, the Municipality of Cachoeira Dourada brought two proceedings against the company charging the ITBI (Tax on Conveyance of Real Estate).

Process status: 1. Proceeding regarding the conveyance of real estate. Arguments for the defense: The Federal Constitution and the Labor Code stipulate word for word that the ITBI does not apply to conveyance of real estate in unbundling operations. CDSA’s appeal against this proceeding is still pending a decision by the second administrative instance (The decision was unfavorable to CDSA in the first administrative instance - May, 2003).  2. Proceeding regarding the transfer of shares: Arguments for the defense: The ITBI does not apply to the transfer of movable property (shares), which as recognized by the Court of Goiás (Court of Appeal). In June, 2006, the Municipality filed for enforcement of the amount of this claim against CDSA, despite it having been declared null and void by the Court Goiás. CDSA filed a plea of prior judgment with effect of res judicata, and in June, 2007, the Court of Goias declared the legal enforcement abated since it understood that the writ of execution of the Municipality was not enforceable. On August 21, 2007, the Municipality of Cachoeira Dourada lodged an appeal against this decision. We lodged our rejoinder on October 1, 2008. On November 12, 2008 the proceeding was remitted to the Court. On September 23, 2008 the Court of Goiás delivered a judgment. The court unanimously maintained the appealable decision that had considered as abated the executory process (decision favorable to CDSA). We are waiting for the publication of the decision. On December 2, 2008 the judgment of the Court of Goiás was published. We are waiting for the opinion of the Municipal Treasury.

Amount: R$ 212.3 millions - US$ 90.8 millions.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	: Municipality of Cachoeira Dourada
Defendant	: CDSA
Court	: Municipal Secretary of Finance
Case/Identification	: None

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

Process status: Administrative proceeding: Waiting for the Municipality to make a decision regarding the appeal lodged. If lost, an appeal will be lodged with the second administrative process. Court proceedings: In parallel fashion, on September 12, 2007, a legal action was brought to void such administrative collection and declare it inadmissible. On September 28, 2007, the petition was approved provisionally by the judge and the requirement to pay tax was stayed until the admissibility of the administrative collection was resolved.  On February 13, 2008 the municipality made its plea for the defense and on February 29, 2008 CDSA made its plea for the defense. On July 21, 2008 there was an appealable decision favorable to CDSA. We are waiting for the opinion of the Municipality. On August 1, 2008 the decision was published. In the event of loss we will file a resort in the second administrative instance. The Municipality did not have an opinion (did not file a claim) against the appealable judgment and the period allowed for that expired. However, the judgment will be reviewed by the court of appeal. This review is an obligatory routine judicial procedure required by the Brazilian procedural law, when there is a judgment against the Treasury and the amount of the litigation is over 60 minimum wages. We are waiting for the review of the appealable judgment by the court of appeal.

Amount: R$ 87.6 millions - US$ 37.5 millions.

Endesa Fortaleza S.A. (“Endesa Fortaleza”)

Plaintiff	: Endesa Fortaleza
Defendant	: Federal Union
Court	: 1st Federal Court of Ceará
Case/Identification	: 2002.81.00.020687-1

Summary of proceedings: Generator Set — Endesa Fortaleza filed a lawsuit against the Federal Union towards the end of 2002, with a view to it recognizing that the goods imported for the turbo-generator sets are “Other Generator Sets”, so as to be able claim the 0% Import Tax (II) and Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods are not generator sets. CGTF won an accessory resolution in its favor allowing it to clear the goods through customs at a 0% rate, subject to R$56 million (US$29 million) — updated at June, 2007 with the court. In order to prevent the taxes from becoming null and void, the Federal Tax Authorities brought an action requiring the suspension of the tax until the proceedings pending against the Federal Union are resolved.

Process status: The lawsuit against the Federal Union is pending resolution in the lower court. In parallel fashion, the Action brought by the Federal Tax Authorities (whose enforcement is suspended until the lawsuit against the Federal Union is resolved) was declared null and void in the first administrative instance because it did not comply with the requirements of form. The Tax Authorities may well bring another action correcting the errors.  On February 21, 2008 the Treasury expressed its opinion in regard to the resort filed by Endesa Fortaleza and the expert’s report prepared in 2005. On April 17, 2008 CGTF made its representations about the technical report filed by the Treasury. On May 12, 2008 the proceeding was remitted to the Public Prosecutor’s Office of the Treasury and it was returned with no representations or opinion of the Treasury. On September 19, 2008 the appealable judgment was delivered and it was favorable to Endesa Fortaleza. The aforementioned decision recognized the classification of the power generator in accordance with Endesa Fortaleza’s claim and determined that the judicial deposit should continue as guarantee of the proceeding until the final judicial decision. We are waiting for the filing of the resort by the Federal Treasury at the Regional Federal Court (RFC), which is the second judicial instance, against the appealable judgment favorable to Endesa Fortaleza. The period allowed for the Federal Treasury to file the aforementioned resort is 30 days starting from the publication of the appealable judgement. On September 29, 2008 the aforementioned judgment was issued. On November 10, 2008 the Treasury was notified about the appealable judgment favorable to Endesa Fortaleza. Therefore, the 30 calendar day period starts from that date (the period expires on December 10, 2008) so that the Treasury files the resort at the Regional Federal Court. We are waiting that it is informed whether the Treasury filed the resort at the Regional Federal Court within the period. We noted that the Judge’s secretary made a mistake as she sent the proceeding

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

to the Legal Department of the Federal Union (LDFU) instead of having sent the proceeding to the Public Prosecutor’s Office of the Treasury. On December 10, 2008 the LDFU returned the litigation and informed the aforementioned mistake. As a result of the above, the notification to the Treasury dated November 10, 2008 was nullified. We are waiting for a new notification to the Treasury, when a new 30 calendar day period will start so that the Treasury files the resort at the Regional Federal Court. This new notification should be sent after the end of the judicial holiday due to year-end holidays, that is, January 7, 2009. We do not know the exact date of the notification.

Amount R$ 125.1 millions - US$ 53.5 millions.

Plaintiff	: Treasury
Defendant	: Endesa Fortaleza

Summary of Proceedings: The Federal Tax Authorities have issued a Resolution to collect PIS/COFINS taxes allegedly owed in 2003 to 2004.

Process status: The resolution was received on February 12, 2007. Pleas for the defense were raised on March 14, 2007. The Resolution was judged to be partially admissible on November 5, 2007. The appealable judgment considered that the income from the contract for the purchase and sale of energy with Coelce is not subject to paying cumulative PIS/COFINS but is subject to non-cumulative ones. However, the resolution was judged admissible with regard to the month of October, 2004. An appeal was lodged on December 5, 2007. On December 2, 2008 the decision was announced. The decision maintained the administrative appealable judgment. We are waiting for the formalization and notification of the decision.

Amount R$ 35.8 millions - US$ 15.3 millions.

Compañía de Transmisión del Mercosur S.A. (“CTM”)

Plaintiff	: CTM
Defendant	: Province of Corrientes (Argentina)
Court	: Supreme Court of the Nation
Case/Identification	: C-222/03

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
(iii)

Issue the injunction requested by CTM (to not innovate) in relation to the payment of the gross business income tax included in the Fiscal Code of the Province of Corrientes with regard to the activity carried our by CTM, in the following terms: “Decree the injunction requested, and consequently, orders the Province of Corrientes to abstain from pursuing the fiscal execution of the gross business income tax regarding the contract signed on June 14, 2000 between the National State and CTM for the construction, operation and maintenance of the second circuit for electric energy transport of the Nodo Rincón de Santa María-Nodo Frontera Garabí section (Province of Corrientes). The Province of Corrientes was notified of the demand and answered stating that there was no current and concrete requirement for the payment of the gross business income tax.

Likewise, it stated that according to express dispositions of the Provincial Fiscal Code, it corresponded that CTM pay the Gross Business Income Tax and the inapplicability Federal Pact for Employment, Production and Growth by which some provinces, including Corrientes, had committed to eliminate the Gross Business Income Tax. CTM rebutted each of the arguments invoked by the province in its presentation. Later, the Province of Corrientes requested the lifting of the injunction, presentation that was opportunely answered by CTM. On April 5, 2005, the Court rejected the request for the lifting of the injunction. On September 9, 2005, CTM requested the cause be opened to evidence and the CSJN set the conciliation audience for November 9, 2005. In the mentioned audience, the parties manifested that it was not possible to achieve conciliation. As a result, the case was opened to evidence. On March 13, 2006 the Court certified that the term for evidence was expired without any evidence pending and it instructed the parties to present their arguments regarding the evidence presented. Ctm argued on the evidence produced. The proceedings passed to the Attorneys Office on September 8, 2006. At December 27, 2006, the proceedings had not returned from the Attorneys Office.  The case records returned from the Public Prosecutor’s Office on April 30, 2004 with a negative verdict on the

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

admissibility of the lawsuit, since it considered that there was no “case”, as required by article 322 of the Procedural Code, since it is understood that there was no specific requirement from the Province. The proceedings were ready for sentencing on May 2, 2007, but no sentence has so far been issued.

Amount: Undetermined

Endesa Chile

Plaintiffs	:

Inversiones M.D. Ltda. Inversiones Facona ltda., Inversiones Huilo S.A, María Teresa Navarro Haeussler, Marcela Correa Pero, María Cecilia Navarro Haeussler, Jaime Arrieta Correa, A. Combeau Ingeniería Ltda., Alberto Combeau Vergara, Guillermo Villaseca Castro, Inversiones Teigo Ltda., Inmobiliaria Santa Inés Ltda., Gregorio Echeñique Larraín and Inmobiliaria Pirehueico S.A., and José Manuel Jordán Barahona on behalf of 38 plaintiffs.

Defendants	:	Chilean Treasury, Department of Water Resources and Endesa Chile
Court	:	24th Civil Court of Santiago
Case No.	:	7957-2005 (accumulated Case No 15279-05 Ninth Civil Court of Santiago, Case No 1608-2005 Tenth Civil Court of Santiago)
Cause:

The Plaintiffs are suing for a public right annulment of Dept. of Water Resolution No. 134 dated March 22, 2000, which gives Endesa non-consumptive water rights to carry out the Central Neltume project, with indemnities for damages. Alternatively, the plaintiffs are suing for damages allegedly suffered by the plaintiffs for the quality loss as lakefront owners at Pirehueico and for the property devaluation.

Process Status	:	An order for evidence was issued for the base of the matter, with reversal proceedings against it brought by the parties.
Amount involved	:	Undetermined.

Plaintiffs	:	Endesa Chile, Pangue and PEHUENCHE S.A. (“Pehuenche”)
Defendant	:	Chilean Treasury
Court	:	9th Civil Court of Santiago
Case No.	:	13084-04
Cause	:

The annulment is sought of public right of Ministerial Resolution No. 35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, which pronounced on a matter that was not originally a matter of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status	:	The lawsuit was rejected in the first instance. The defendants presented appeal and annulment in the form, proceedings before the Santiago Court of Appeal, which are pending resolution.
Amount involved:		Undetermined.

Plaintiff	:	Luis Danús Covian and another fifteen people
Defendant	:	Endesa Chile and Pangue
Court	:	Civil Court of Santa Bárbara
Case No.	:	4563
Cause	:	The plaintiffs are demanding that the court declare that the plaintiffs and defendants form part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status	:

Final sentence given in favor of the defendants, rejecting the demand in all its parts and ordering the plaintiff to pay costs. The plaintiffs have presented appeal and annulment proceedings before the Appeals Court of Concepción, which are pending resolution.

Amount involved	:	Undetermined

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiff	:	Endesa Chile
Defendant	:	CMPC Celulosa S.A.
Court	:	Arbitration tribunal
Case No.	:	2144-J
Cause	:

The disputes between the parties originated from the supply contract signed by Endesa Chile and CMPC Celulosa S.A. on May 31, 2003, relating to supplies for the defendant’s plants in the Eighth Region and relating mainly to Endesa’s decision to dispute part of the usage required by CMPC Celulosa S.A. as it does not consider this usage to be covered by the contract.

Process Status	:	The parties have been notified to hear sentence.
Amount Involved	:	Undetermined

Plaintiff	:	Endesa Chile
Defendant	:	Chilean Treasury
Court	:	Third Civil Court of Santiago
Case No.	:	26.499-2007
Cause	:

Endesa Chile has sued the Treasury in order for the court to declare that Endesa Chile, as a generating company, with respect to the operation of its power plants and artificial dams, is subject to the General Electricity Services Law and all other legal regulations affecting the electricity industry and the instructions issued by the SIC CDEC of the respective interconnected system, and not by decisions and guidelines issued by the Control Committees (regulated by the Waters Code).

Process status	:

The court did not give order for evidence and called the parties to hear sentence. Endesa Chile appealed against the first resolution and replacement of the second against it, proceedings are awaiting resolution.

Amount involved	:	Undetermined

Plaintiff	:	Forestal Agrícola Industria Maderera Los Ángeles Limitada
Defendant	:	Endesa Chile
Court	:	Civil Court of Santa Bárbara
Case No.	:	3.362
Cause	:

The plaintiff seeks the recovery of a piece of land of 405 hectares that it believes forms part of its “Los Prados de Quillaileo” property, located at Santa Bárbara in Chile’s 8th Region, which land is currently occupied by Pehuenches to whom Endesa assigned rights and actions related to the construction of the Ralco dam.

Process status:

The Concepción Court of Appeal previously ordered the first instance tribunal to complement the definitive sentence, resolving the peremptory exceptions; the Court of Appeal rejected them. Endesa presented proceedings of appeal and annulment in the form against the complementary sentence.

Amount involved	:	Undetermined.

Pangue S.A.

Plaintiff	:	Endesa Chile, Pangue and Pehuenche
Defendant	:	Chilean Treasury
Court	:	Ninth Civil Court of Santiago
Case No.		13084-04
Cause	:

The plaintiffs are seeking a declaration of nullity of public right of the Ministerial Resolution No.35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, whereby this authority pronounces on a matter that was not originally one of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status	:	The demand was rejected in the first instance. The plaintiffs filed proceedings of appeal and annulment before the Santiago Appeals Court, which are currently pending resolution.
Amount involved	:	Undetermined.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Plaintiffs	:	Luis Danús Covian and fifteen other people
Defendants	:	Endesa Chile and Pangue
Court	:	Civil Court of Santa Bárbara
Case No.	:	4563
Cause	:	The plaintiffs have demanded that the court declare that the plaintiffs and defendants form part of a community with respect to the Fundo Ralco and therefore they have co-ownership rights.
Process Status	:

The court gave definitive sentence in favor of the defendants, rejecting the demand in all its parts and ordering that the plaintiff pay costs. The plaintiffs filed appeal and nullity proceedings before the Concepción Appeal Court, which are currently pending resolution.

Amount involved:		Undetermined

Plaintiff	:	Municipality of Nacimiento
Defendant	:	Pangue
Court	:	Civil Court of Nacimiento
Case No.	:	16.757-2007
Cause	:

Based on Law 19,300 governing General Environmental Standards, the Municipality of Nacimiento seeks the repair and compensation for the environmental damage allegedly caused by the operation of the Pangue power plant, particularly from spills occurring during July 2006; these damages amount to Ch$13.2 millions. The plaintiff is also specifically demanding that the defendant be ordered to adopt the following protective and mitigation measures: construction of a containment wall and a bridge that connects Nacimiento to other nearby towns and community buildings, at a cost of Ch$4,914 millions.

Process status	:	The proceedings are in the evidence stage, with some parts still pending.
Amount involved	:	Ch$ 4,927.2 millions or US$ 7.7 millions.

Plaintiffs	:	Iris Carrasco Jara and another 418 people
Defendant	:	Pangue
Court	:	Family, civil and criminal Court of Laja
Case No.	:	11.642-2008
Cause	:

The plaintiff is suing Pangue for the repair and damages allegedly caused by the operation of the Pangue plant due to spillages that occurred on the river Bío Bío in July 2006, particularly the flooding that occurred in the town of Laja in Chile’s 8th Region, amounting to ThCh$12,570,000 plus interest.

Process status	:	Pangue was notified of the demand on October 27, 2008, having opposed dilatory exceptions which have still not been resolved by the court.
Amount involved	:	Ch$ 12,570 millions or US$ 19.8 millions plus interests.

Pehuenche S.A.

Plaintiff	:	Endesa Chile, Pangue and Pehuenche
Defendant	:	Chilean Treasury
Court	:	Ninth Civil Court of Santiago
Case No.	:	No.13084-04
Cause	:

The Plaintiffs are seeking the annulment in public right of Ministerial Resolution No.35 issued by the Ministry of Economy, Development and Reconstruction on June 15, 2004, in which this authority pronounces on issues that were not originally matters of dispute, by instructing the CDEC-SIC to define the hours of greatest probability of load loss.

Process Status	:	The court ruled first instance rejecting the demand. The plaintiffs filed appeal and annulment proceedings with the Santiago Appeals Court which are pending resolution.
Amount involved	:	Undetermined.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Edegel S.A.

Plaintiff/Tax Creditor	: Sunat
Defendant/Taxpayer	: Edegel
Court	: Sunat

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

Process status: The claims against the resolutions (in the part that was considered to have rights) have been solved and on September 17, 2008 the first administrative instance resolution of Sunat was notified. The resolution was partly favorable to Edegel. On October 9, 2008 an appeal was filed at the court against the part of the resolution that did not accept our claim and that has not been accepted by the company. In regard to year 1999, an oral and written report of the pleadings was filed. We are waiting for the resolution by the court. In regard to years 2000 and 2001, on December 16, 2008 an answer was filed attaching the information requested by Sunat so that the appeal is accepted to be processed. On December 31, 2008 the file (file number 16005-2008) entered the court.

Cuantía Sol$ 82,5 millions or US$ 26,5 millions.

Plaintiff	: Sunat
Defendant	: Edegel S.A.
Court	: Sunat
Number/Identification	: 0260340031172

Summary of proceedings: Services — Tax annotation against fine calculation resolutions for tax on sales and income tax (year 2000).

Process status: The proceeding is pending of pronunciation by the court.

Cuantía Sol$ 47,3 millions or US$ 15 millions.

Generandes Perú S.A.

Plaintiff	: SUNAT
Defendant	: Generandes Perú S.A.
Court	: SUNAT
Case/Identification	: 0260340031172

Summary of proceedings: Services — Tax Action against various Resolutions Determining and Imposing Fines on Sales Tax and Income Tax — year 2000

Process status: The process is pending a determination of its merits by Tax Administration. On November 14, 2008 Sunat notified the resolution (Resolución de Intendencia), through which the claim was solved maintaining the aforementioned objection. An appeal against the aforementioned resolution was filed on December 5, 2008.

Cuantía Sol$ 49,9 millions or US$ 16 millions.

Emgesa S.A.

Plaintiff	:	Central Hidroeléctrica de Betania S.A. ESP (now Emgesa)
Defendant	:	Municipality of Yaguará
Tribunal	:	Administrative tribunal of Huila
Case No.	:	2004-1328
Cause	:

The municipality is seeking to sanction the company for not presenting its declaration of ICA (Industrial and Commerce Tax) under Law 14 of 1981, ignoring the payments made by Betania under a special law that regulates electricity generation companies (Law 56 of 1981). The company

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

presented a request to nullify the acts that imposed the sanction (Sanction Resolutions years 1998 to 2002).
Process Status	:	This case is in the evidence stage.
Amount Involved	:	Col$ 98,438 millions or US$ 43.3 millions.

Plaintiffs	:	Orlando Enrique Guaqueta and Sibaté residents (class action Miguel Ángel Chávez - Nancy Stella Martínez Pulido and others)
Defendants	:	Emgesa, Empresa de Energía de Bogotá S.A. ESP (“EEB”) and Corporación Tribunal: Administrative
Tribunal of Cundinamarca, First Section
Case No.	:	2001-016
Autónoma Regional (“CAR”)
Cause	:	The plaintiffs seek the joint liability of the defendants related to the damages produced in the Muña reservoir due to contaminated water from the Bogota river pumped in by Emgesa.
Process Status	:

The case was sent to the State Council to resolve the motions presented by the companies (among others, Encomables, Hospital Juan N Corpas, Agrinal S.A., Líquido Carbónico Colombiana S.A., Tinzuque, Refisal, Peldar, Incollantas), companies that do not believe they can be considered direct defendants in the case. Once these motions are ruled on, the first instance evidence stage should begin.

Amount involved	:	Col$ 3,000,000 millions or US$ 1,320 millions.

Plaintiff	:	Gustavo Moya
Defendants	:	Emgesa, EEB, the Capital District of Bogotá, Empresa de Acueducto y Alcantarillado
Tribunal	:	Administrative Tribunal of Cundinamarca, Fourth Section
Case No.	:	2001-479
de Bogotá, the Municipality of Sibaté and other industries and government entities that allegedly contribute to the pollution of the
Bogotá River by action or omission.
Cause	:

Class action seeking to declare the defendants responsible for damages caused to the environment produced by storing contaminated water in the Muña reservoir, and thus compensate for the collective damage caused.

Process Status	:

Appeal proceedings pending against the first instance sentence before the State Council, which exonerated Emgesa from responsibility and a compliance agreement was approved. For its part, the Administrative Tribunal of Cundinamarca has held various audiences for checking compliance with the Bogotá river decontamination works. The audience of December 16, 2008 Emgesa reaffirmed that the company has complied with all its commitments under the agreement signed.

Amount Involved	:	Undetermined

Plaintiff	:	Emgesa
Defendant	:	CAR
Tribunal	:	Administrative Tribunal of Cundinamarca — first section
Case No.	:	2005-1476
Cause	:

Action of nullity and re-establishment of law by which it seeks to be declared invalid administrative acts given by the CAR (Resolutions 506 of March 28, 2005 and 1189 of July 8, 2005) and reestablish the rights of Emgesa that were violated by these resolutions because they impose the carrying out of works at the Muña reservoir as a condition of the maintenance of the water concession.

Process status	:	On November 19, 2008, an order was issued notifying CAR to pronounce with respect to the suspension of the process requested by Emgesa.
Amount involved	:	Col$2,000 millions or US$ 0.9 millions.

Endesa Costanera S.A.

In July 1990, the Italian Government authorized Medio Credito Centrale to grant a loan to the Argentine Government to finance purchases of goods and services of Italian origin, to renew four groups of the thermo-electric plant owned by

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Servicios Eléctricos del Gran Buenos Aires (“SEGBA”).  SEGBA granted to Endesa Costanera a mandate to administer the carrying out the corresponding works covered by a contract between SEGBA and a consortium led by Ansaldo S.p.A., Italy.

In accordance with Law No. 25.561, Decree No. 214/02 and their related regulations, the obligation to pay by Endesa Costanera contained in the contract were “pesified” at the rate of one peso to one dollar, plus a special stabilization coefficient (“CER”), with the original interest rate stated for the obligation.

On January 10, 2003, the Executive National Power dictated Decree No.53/03 that modified Decree No.410/02 by including exceptions to the “pesification” of the obligation to pay sums of money in foreign currency of provinces, municipalities, public and private sector companies to the state government arising from subsidiary or other loans and guarantees, originally financed by multilateral credit organisms or originated in liabilities assumed by the National Treasury and refinanced with foreign creditors.

Endesa Costanera considers that the loan resulting from the contract does not meet any of the assumptions foreseen in Decree No.53/03, plus there are solid arguments for determining the unconstitutionality of that decree as it violates principles of equity and property rights established in the National Constitution.  The maximum contingency that would be produced by complying with the assumption mentioned would, as of December 31, 2008, imply a patrimonial reduction, net of tax effects, of approximately US$19 millions. To date, the Secretary of Energy has presented no complaint against the “pesified” payments made by Endesa Costanera.

Restrictions

Enersis S.A. and some of its subsidiaries have the following restrictions:

Enersis S.A.

The Company must comply with financial covenants and requirements derived from loan agreements with financial institutions.  Some of the more restrictive covenants are summarized as follows:

•                  The ratio of consolidated debt to consolidated EBITDA for the four consecutive fiscal quarters does not exceed 3.00

•                  Ratio of consolidated debt to equity plus minority interest does not exceed 100%;

•                  At least 50% of the consolidated assets of Enersis should be regulated assets, i.e. companies whose business is the generation, transmission and trade of electric energy;

•                  Minimum shareholders’ equity plus minority interest of at least equal to UF27 million.

The covenants dealing with Adjusted Operating Cash Flow, as defined were eliminated by the amendments signed in October 2008

At December 31, 2008 and 2007 all these obligations have been met.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Endesa Chile

Endesa Chile must comply with financial covenants and requirements derived from loan agreements with financial institutions, among which are the following:

•                  The ratio of consolidated debt to consolidated EBITDA for four conssecutive fiscal quarters does not exceed 4.20.

•                  Ratio of consolidated debt to equity plus minority interest to be not greater than105%.

•                  At least 50% of Endesa Chile’s consolidated assets should be regulated assets, i.e. companies whose principal business is the generation, transmission and selling of electric energy:

•                  Minimum shareholders’ equity of at least equal to UF 45 million.

The covenants dealing with Adjusted Operating Cash Flow, as defined, were eliminated by amendments signed in October 2008.

At December 31, 2008 all of these obligations and restrictions have been met

As is customary in credit agreements and capital market transactions, a substantial portion of Enersis’ indebtedness is subject to cross-default provisions.  If a material default is not cured by applicable grace periods, it could result in a cross-default for Enersis and a significant part of Enersis’ liabilities could become due and payable subject to certain additional condictions.

Under the bank facilities entered into between 2004 and 2006, if Enersis or any of its Relevant Subsidiaries, as defined in such facilities, fails in the payment for an amount in excess of US$50 million in any indebtedness with an outstanding principal amount over US$50 million, or if any indebtedness of Enersis or any of its Relevant Subsidiaries is declared due and payable, lenders representing more than half of the amount outstanding would have the right to declare the loan due and payable.

Similarly, under the Indenture that governs Enersis’ Yankee Bonds, if Enersis or any of its Subsidiaries, fails in a payment of any indebtedness with an outstanding principal amount over US$30 million, the Trustee or bondholders representing at least 25% of any given series would have the right to declare the bonds due and payable.

Endesa Costanera S.A.

The most significant requirements in respect to financial covenants are those contained in the loan, as amended at September 30, 2005, with CSFBi, which are the following: The long-term debt with third parties may not exceed US$215 million (excluding short-term debt, commercial debt, inter-company loans and balance of debt with MedioCrédito Italiano); the debt for less than 180 days may not exceed US$10 million. There are, also, clauses restricting the change of control of the company and clauses that restrict payments to shareholders, including subordination of the debt associated with certain financial indicators.

At December 31, 2008 all of these obligations have been met.

El Chocón S.A.

The loan dated of September 15, 2006 requires the Company to comply with the following financial covenants: ratio of Ebitda to financial expenses not lower than 3.5, debt to Ebitda not greater than 3.0; net shareholders’ equity not lower than 690 million Argentine pesos.

As of December 31, 2008 these obligations have been met.

Edegel S.A.

Debt ratio of not more than 1.50 under the second and third Bond issue.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The loan known as the Facility Operation Contract, assumed as a result of the merger with Etevensa, has the following indicators: interest hedge greater than 1.25; shareholders’ equity long-term debt ratio greater than 0.67 and debt to Ebitda of less than 4.0.

Bank loans include a debt to Ebitda of less than 4.0; interest hedge of more than 3.25 and level of indebtedness of less than 1.50.

There are no clauses in the credit agreements through which changes in these companies corporate or debt rating may cause an obligation to prepay the debt. However, a change in Standard & Poor (S&P) risk classification for debt denominated in foreign currencywould produce a change in the applicable margin of syndicated credits subscribed in 2004 and 2006.

At December 31, 2008, all of these obligations and restrictions have been fully met.

Note 31.            Collateral Obtained from Third Parties

Enersis

The Company has not received certificates of deposit at December 31, 2008 (ThCh$9,350 in 2007).

Chilectra S.A.

The Company includes in this current liabilities, deposits received in cash for the use of temporary connections by customers of the company for ThCh$53,909 and ThCh$96,543 at December 31, 2007 and 2008, respectively.

Inmobiliaria Manso de Velasco Ltda.

The Company has received guarantees from third parties to guarantee obligations incurred in the acquisition of assets of ThCh$2,335,530 as of December 31, 2008 (ThCh$1,994,923 in 2007).

Compañía Americana de Multiservicios Ltda.

The Company has delivered bank bonds for ThCh$302,926 (ThCh$5,221 in 2007) and has not received bank bonds as of December 31, 2008  (ThCh$311,119 in 2007).

Endesa Chile . (Parent Company)

The Company has received performance bonds from contractors and third parties to guarantee jobs and construction, for ThCh$127,753,565 as of December 31, 2008 (ThCh$39,626,061 in 2007).

Enigesa S.A.

The Company has received guarantee documents amounting to ThCh$28,000 as of December 31, 2008 (ThCh$30,492 in 2007).

Edesur S.A.

The Company has received pledges from contractors and third parties to guarantee construction work for ThCh$13,947,165 as of December 31, 2008 (ThCh$9,232,473 in 2007).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 32.                   Foreign Currencies

As of December 31, 2007 and 2008, foreign currency denominated assets and liabilities are as follows:

a.                   Current assets

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$

Cash and banks	$no Reaj.	3,151,552	7,328,605
	US$	9,143,573	53,128,893
	Euro	3,784	1,739
	Yen	245	301
	$ Col.	23,210,461	44,410,146
	Soles	6,838,288	12,482,499
	$Arg.	3,086,104	5,384,084
	Real	43,841,789	10,813,997
Time deposits	US$	78,345,065	194,558,861
	$Col.	70,401,029	92,109,090
	Soles	1,806,118	4,865,353
	$Arg.	16,542,277	25,268,099
	Real	273,497,423	307,948,028
Marketable securities	$no Reaj.	5,987	6,120
	US$	299,582	33,724
	$Col.	11,219,946	101,228,071
	$Arg.	1,321,922	3,779,191
Accounts receivable, net	$no Reaj.	244,005,950	317,907,883
	US$	7,258,865	3,637,796
	Euro	101,244	55,205
	$Col.	230,355,952	239,299,939
	Soles	48,298,961	88,133,560
	$Arg.	105,186,545	141,109,459
	Real	440,053,084	348,018,797
Notes receivable	$no Reaj.	4,564,667	4,011,745
	US$	35,701	32,693
	Real	8,292,429	3,704,612
Other receivables	$Reaj.	3,050,769	3,088,979
	$no Reaj.	39,490,043	33,818,448
	US$	12,549,649	—
	Euro	—	13,347
	$Col.	14,875,715	18,340,035
	Soles	6,390,867	8,803,459
	$Arg.	1,227,910	2,495,738
	Real	31,064,600	28,507,661

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$

Amounts due from related companies	$no Reaj.	13,197,297	11,207,253
	US$	142,718,829	1,500,112
	Soles	161,051	50,178
	$Arg.	9,869,021	18,124,904
Inventories, net	$no Reaj.	81,736,411	57,614,074
	US$	—	862,560
	$Col.	13,500,793	19,242,056
	Soles	15,107,672	22,849,069
	$Arg.	2,052,779	2,385,726
	Real	2,425,998	1,244,051
Income taxes recoverable	$no Reaj.	73,408,775	43,867,243
	$Col.	3,057,848	—
	Soles	1,179,122	1,629,172
	$Arg.	3,425,014	3,384,257
	Real	76,520,702	85,176,728
Prepaid expenses and other	$no Reaj.	924,471	1,304,202
	US$	766,598	1,269,073
	$Col.	1,715,376	2,462,509
	Soles	2,068,258	2,643,111
	$Arg.	1,794,787	2,300,856
	Real	47,568,932	48,765,141
Deferred income taxes	$no Reaj.	37,590,966	19,096,926
	$Col.	714,811	663,548
	Soles	—	23,363
	$Arg.	8,641,793	11,369,457
	Real	27,549,986	24,452,812
Other current assets	$Reaj.	4,628,461	5,093,759
	$no Reaj.	82,304,639	398,195,892
	US$	27,613,376	40,293,145
	$Col.	674,628	375,351
	Soles	190,528	1,048,219
	$Arg.	142,960	1,440,218
	Real	39,118,684	60,290,483

Total current assets		2,461,888,662	2,994,551,605

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

b.                   Property, plant and equipment

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$

Land	$no Reaj.	64,402,269	65,328,544
	$Col.	35,739,332	32,572,227
	Soles	4,144,627	15,145,019
	$Arg.	7,345,792	8,640,022
	Real	38,798,536	47,473,187
Building and infrastructure	$no Reaj.	4,997,494,938	5,253,390,557
	$Col.	2,653,002,806	3,215,172,011
	Soles	1,275,224,496	1,519,689,734
	$Arg.	1,412,695,229	1,692,255,463
	Real	2,035,936,845	2,480,275,912
Machinery and equipment	$no Reaj.	80,397,948	71,973,016
	$Col.	34,752,753	38,817,933
	Soles	599,363,531	693,041,360
	$Arg.	662,841,592	814,051,916
	Real	784,085,479	1,074,606,122
Other plant and equipment	$no Reaj.	204,224,314	273,586,177
	$Col.	10,484,039	14,210,928
	Soles	90,819,072	188,189,375
	$Arg.	104,150,576	168,580,359
	Real	171,208,984	208,635,269
Technical appraisal	$no Reaj.	36,692,443	36,562,001
	$no Reaj.	(2,444,841,723)	(2,576,936,198)
Accumulated depreciation	$Col.	(920,214,310)	(1,179,804,545)
	Soles .	(976,560,853)	(1,206,797,461)
	$Arg	(1,175,437,010)	(1,479,557,559)
	Real.	(1,066,751,784)	(1,388,890,867)

Total property, plant and equipment		8,719,999,921	10,080,210,502

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

c.                   Other assets

Other assets

		As of December 31,
Account	Currency	2007	2008
		ThCh$	ThCh$

Investments in related companies	$no Reaj.	60,582,831	114,188,025
	US$	3,881,225	4,518,996
Investments in other companies	$no Reaj.	3,044,502	3,026,243
	US$	20,519,724	25,071,539
	$Col.	1,429,079	1,549,119
	Soles	25,516	30,011
	Real	3,055	2,723
Goodwill, net	$no Reaj.	681,495,746	620,686,486
	US$	9,446,305	7,358,325
	$Col.	7,301,241	7,648,856
Negative goodwill, net	$no Reaj.	(13,087,562)	(63,749)
	US$	(6,831,031)	(19,509,889)
	Soles	(20,803,821)	(21,956,856)
Long-term accounts receivable	$Reaj.	6,491,441	3,908,736
	$no Reaj.	797,657	2,138,402
	$Col.	64,752,231	65,767,602
	Soles	71,506	528,547
	$Arg.	108,481,872	107,841,874
	Real	32,346,004	20,939,426
Amounts due from related companies	$no Reaj.	682,310	3,220,642
	US$	—	109,601,626
Other long-term assets	$Reaj.	1,466,224	1,374,954
	$no Reaj.	32,624,137	35,787,075
	US$	60,135,314	6,752,367
	$Col.	21,125,621	26,946,065
	Soles	4,088,648	6,420,161
	$Arg	16,501,346	20,056,810
	Real	177,268,174	171,031,654

Total other assets		1,273,839,295	1,324,865,770

Total assets by currency	$Reaj.	15,636,895	13,466,428
	$no Reaj.	4,284,890,568	4,797,245,612
	US$	365,882,775	429,109,821
	Euro	105,028	70,291
	Yen	245	301
	$Col.	2,278,099,351	2,741,010,941
	Soles	1,058,413,587	1,336,817,873
	$Arg.	1,289,870,509	1,548,910,874
	Real	3,162,828,920	3,532,995,736

Total assets by currency		12,455,727,878	14,399,627,877

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

d.                   Current liabilities

		Within 90 days				91 day to 1 year
		As of December 31, 2007		As of December 31, 2008		As of December 31, 2007		As of December 31, 2008
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Short-term debt due to banks	$Reaj.	4,453	0.30%	90	0.30%	—	—	—	—
and financial institutions	$no Reaj.	7,216	—	47,840,494	3.99%	—	—	—	—
	US$	8,950,274	6.03%	19,606,430	6.75%	25,500,181	10.30%	3,323,224	20.00%
	Yen	62,493	12.75%	—	—	6859,467	12.75%	—	—
	$Col.	91,051,256	12.01%	93,725,625	13.60%	—	—	—	—
	Soles	41,773,910	5.55%	8,129,097	8.33%	—	—	7,518,009	8.74%
	$Arg.	1,214,202	7.90%	3,491,804	19.15%	—	—	12,367,814	16.77%
	Reales	6,288,562	8.10%	12,563,425	8.99%	3085,709	5.58%	70,659,789	13.23%
Current portion of long-term debt	$no Reaj.	35	0.30%	—	—	—	—	—	—
due to banks and financial	US$	19,850,209	7.73%	114,374,493	4.35%	25,452,697	9.41%	61,774,382	6.59%
Institutions	$Col	9,876,398	12.19%	10,407,867	12.13%	—	—	—	—
	Soles	30,722,550	5.96%	—	—	—	—	—	—
	$Arg.	—	—	1,267,922	1.75%	2,182,005	1.75%	1,255,391	1.75%
	Reales	850,274	12.75%	511,297	11.91%	51,885,352	13.53%	92,119,210	13.52%
Current portion of bonds payable	$Reaj.	2,088,946	5.71%	2,095,186	5.64%	3,214,523	5.71%	3,630,353	5.64%
	US$	6,847,012	7.78%	14,605,571	7.97%	249,129,610	7.78%	430,221,334	7.97%
	$Col.	10,435,659	10.95%	106,623,940	10.90%	—	—	12,014,438	10.90%
	Soles	20,559,498	6.07%	3,325,251	6.95%	5,418,356	6.07%	29,229,156	6.95%
	$Arg.	110,926	11.75%	119,047	11.75%	—	—	—	—
	Reales	—	—	—	—	100,807,255	13.23%	9,397,686	13.51%
Current portion of long-term	US$	13,312,241	7.42%	21,076,678	7.42%	7,847,224	7.42%	5,846,348	7.42%
notes payable	$Arg.	1,158,694	13.10%	3,233,122	4.92%	3,180,178	13.10%	4,924,976	4.92%
	Reales	—	—	—	—	837,704	5.00%	489,724	5.00%
Dividends payable	$no Reaj.	4,511,250	—	5,489,435	—	—	—	—	—
	$Col.	15,457,695	—	693	—	—	—	—	—
	Soles	20,040	—	22,369	—	—	—	—	—
	Reales	15,823,668	—	319,565	—	—	—	—	—
Accounts payable	$Reaj.	122,031	—	226,005	—	—	—	—	—
	$no Reaj.	182,568,904	—	223,298,201	—	—	—	—	—
	US$	36,615,596	—	16,846,723	—	8,923,985	—	8,816,356	—
	Euro	1,116,976	—	2,491,312	—	—	—	—	—
	$Col.	67,456,469	—	92,297,699	—	—	—	—	—
	Soles	28,281,453	—	48,185,527	—	1,464,624	—	550,014	—
	$Arg.	66,829,303	—	100,548,815	—	—	—	—	—
	Reales	118,836,571	—	80,072,213	—	48,353,204	—	51,684,411	—
Short-term notes payables	Reales	7,107,390	—	6,767,322	—	10,274,931	—	9,680,858	—
Miscellaneous payables	$no Reaj.	10,358,553	—	10,303,336	—	—	—	—	—
	US$	600,689	—	2,705,428	—	7,602,819	—	5,590,469	—
	Euro	—	—	4,476	—	—	—	—	—
	$Col.	27,163,811	—	15,844,480	—	—	—	—	—
	Soles	7,470,158	—	5,597,147	—	2,378,018	—	5,985,977	—
	$Arg.	44,733	—	97,712	—	219,594	—	229,725	—
	Reales	21,671,930	—	63,512,785	—	38,033,303	—	34,990,212	—
Amounts payable to related	$no Reaj.	350,270	—	1,997,293	—	—	—	—	—
Companies	US$	3,273,615	—	1,861,498	—	—	—	—	—
	Soles	417,465	—	828,167	—	—	—	—	—
	$Arg.	30,644,519	—	38,410,293	—	—	—	—	—
Accrued expenses	$Reaj.	—	—	—	—	2,682,230	—	5,514,701	—
	$no Reaj.	13,232,239	—	18,232,205	—	22,381,505	—	30,105,264	—
	US$	7,220	—	—	—	84,849	—	89,959	—
	$Col.	17,339,693	—	12,830,147	—	—	—	—	—
	Soles	5,627,458	—	11,700,157	—	1,021,678	—	531,854	—
	$Arg.	6,402,946	—	8,651,423	—	—	—	—	—
	Reales	9,620,960	—	9,611,868	—	3,347,290	—	2,949,448	—
Withholdings	$no Reaj.	23,590,690	—	38,201,734	—	—	—	—	—
	$Col.	5,950,088	—	4,874,809	—	—	—	—	—
	Soles	5,602,797	—	6,698,525	—	247,325	—	327,201	—
	$Arg.	18,005,201	—	26,834,891	—	—	—	—	—
	Reales	27,616,757	—	21,912,681	—	34,457,260	—	32,954,074	—
Income tax payable	$no Reaj.	—	—	27,006,786	—	132,058	—	—	—
	$Col.	—	—	44,566,163	—	—	—	—	—
	Soles	—	—	3,725,216	—	—	—	—	—
	$Arg.	16,033,290	—	12,689,390	—	99,364	—	—	—
	Reales	2,712,482	—	3,005,137	—	998,415	—	—	—
Deferred income	$no Reaj.	5,344,571	—	7,796,622	—	2,779,929	—	270,565	—
	$Col.	401,856	—	728,856	—	—	—	—	—
	Soles	—	—	308,178	—	—	—	—	—
	Reales	—	—	1,197,210	—	—	—	—	—
Reimbursable financial	$Reaj.	1,841	—	2,033	—	5,522	—	6,099	—
contributions	$no Reaj.	8,780	—	8,801	—	1,443,203	—	1,349,974	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

		Within 90 days				91 day to 1 year
		As of December 31, 2007		As of December 31, 2008		As of December 31, 2007		As of December 31, 2008
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Other current liabilities	$no Reaj.	10,302	—	90,318	—	117,137	—	134,989	—
	US$	2,341,594	—	3,675,131	—	4,693,030	—	9,918	—
	$Col.	5,929,018	—	6,255,162	—	—	—	—	—
	Soles	1,136,509	—	121,490	—	—	—	—	—
	$Arg.	62,307,782	—	81,166,362	—	—	—	—	—
	Reales	46,303,320	—	33,482,686	—	19,687,555	—	21,167,997	—

Total current liabilities by currency	$Reaj.	2,217,271		2,323,314		5,902,275		9,151,153
	$no Reaj.	239,982,810		380,238,225		26,853,832		31,860,792
	US$	91,798,450		194,751,952		329,234,395		515,671,990
	Euro	1,116,976		2,495,788		—		—
	Yen	62,493		—		6,859,467		—
	$Col.	251,061,943		388,155,441		—		12,014,438
	Soles	141,611,838		88,641,124		10,530,001		44,142,211
	Reales	256,831,914		232,956,189		311,767,978		326,093,409
	$Arg.	202,751,596		276,510,781		5,681,141		18,777,906

Total current liabilities		1,187,435,291		1,566,072,814		696,829,089		957,711,899

e.                   Long-term liabilities as of December 31, 2007

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial	US$	353,456,342	6.71%	121,833,340	6.30%	35,387,892	8.63%	3,600,320	10.43%
institutions	$Arg.	4,336,381	1.75%	1,084,183	1.75%	—	—	—	—
	$Col.	—	—	81,917,505	12.19%	—	—	—	—
	Reales	169,354,950	13.81%	299,697,606	13.80%	45,255,278	13.65%	—	—
Bonds payable	$Reaj.	108,556	5.50%	—	—	—	—	239,425,232	5.27%
	US$	338,672,476	8.22%	15,151,167	4.36%	649,191,913	7.92%	141,378,812	7.45%
	$Col.	159,063,961	10.69%	170,201,170	11.24%	285,091,859	10.83%	—	—
	Soles	42,300,502	6.90%	29,779,630	6.38%	79,497,051	6.80%	9,027,581	6.30%
	$Arg.	—	—	28,321,548	11.75%	—	—	—	—
	Reales	37,757,841	14.70%	113,031,044	12.80%	—	—	—	—
Long-term notes payable	US$	31,689,213	7.42%	30,370,899	7.42%	—	—	—	—
	$Arg.	6,599,038	—	—	—	—	—	—	—
	Reales	38,768,493	10.61%	16,383,144	10.61%	10,100,987	10.61%	—	—
Miscellaneous payable	$Reaj.	—	—	—	—	—	—	171,094	—
	$no Reaj.	10,430,323	—	3,084,861	—	—	—	—	—
	US$	14,007,119	11.50%	32,229,617	11.50%	51,019,092	6.50%	12,859,010	6.50%
	$Arg.	708,051	—	515,779	—	—	—	—	—
	Reales	15,183,867	—	5,797,082	—	10,754,174	—	—	—
Amounts payable to related companies	US$	—		8,888,191	—	—	—	—	—
Accrued expenses	$no Reaj.	3,843,096	—	3,784,580	—	10,430,716	—	16,271,491	—
	$Col.	78,355,334	—	—	—	—	—	—	—
	Reales	255,629,464	—	—	—	81,561	—	—	—
Deferred taxes	$no Reaj.	—	—	—	—	24,438,149	—	—	—
Reimbursable financial	$Reaj.	8,101	—	—	—	—	—	—	—
contributions	$no Reaj.	2,022,418	—	1,006,684	—	732,245	—	—	—
	Soles	316,186	—	78,691	—	—	—	—	—
Other long-term liabilities	$Reaj.	—	—	—	—	7,692,617	—	—	—
	US$	751,276	—	782,977	—	222,659,252	—	—	—
	$Col.	5,078,922	—	—	—	—	—	—	—
	Soles	292,280	—	16,938	—	704,533	—	—	—
	$Arg.	20,760,122	—	433,292	—	843,971	—	—	—
	Reales	13,584,825	—	—	—	—	—	—	—

Total long-term liabilities	$Reaj.	116,657		—		7,692,617		239,596,326
by currency	$no Reaj.	16,295,837		7,876,125		35,601,110		16,271,491
	US$	738,576,426		209,256,191		958,258,149		157,838,142
	$Col.	242,498,217		252,118,675		285,091,859		—
	Soles	42,908,968		29,875,259		80,201,584		9,027,581
	$Arg.	32,403,592		30,354,802		843,971		—
	Reales	530,279,440		434,908,876		66,192,000		—

Total long-term liabilities		1,603,079,137		964,389,928		1,433,881,290		422,733,540

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

f.                     Long-term liabilities as of December 31, 2008

		1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
			Average		Average		Average		Average
Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
		ThCh$		ThCh$		ThCh$		ThCh$

Due to banks and financial	US$	418,595,419	6.71%	26,400,735	8.93%	152,376,749	4.41%	1,764,178	12.42%
Institutions	$Arg.	3,765,968	1.75%	—	—	—	—	—	—
	$Col.	—	—	86,523,468	12.13%	—	—	—	—
	Soles	26,618,737	13.81%	—	—	—	—	—	—
	Reales	227,749,328	5.50%	201,244,413	12.61%	13,659,627	10.46%	—	—
Bonds payable	$Reaj.	—	8.22%	—	—	—	—	452,344,770	5.02%
	US$	136,124,562	10.69%	267,309,000	8.13%	515,176,998	7.71%	32,633,337	7.76%
	$Col.	264,890,087	6.90%	55,237,163	12.66%	301,120,826	12.32%	—	—
	Soles	49,716,821	—	64,240,172	6.67%	74,036,710	6.89%	10,128,104	6.30%
	$Arg.	—	14.70%	30,394,862	11.75%	—	—	—	—
	Reales	36,995,835	7.42%	100,764,442	12.80%	—	—	—	—
Long-term notes payable	US$	43,506,787	—	29,192,733	7.42%	—	—	—	—
	$Arg.	8,389,302	10.61%	—	—	—	—	—	—
	Reales	35,691,061	—	9,865,492	10.61%	5,590,391	10.61%	548,509	10.61%
Miscellaneous payable	$Reaj.	—	—	—	—	—	—	171,762	—
	$no Reaj.	65,497	11.50%	2,900,655	—	—	—	—	—
	US$	52,772,530	—	18,447,573	10.47%	37,743,026	6.50%	13,261,275	6.50%
	$Arg.	1,007,623	—	153,781	—	—	—	—	—
	Reales	14,157,840	—	8,302,619	—	4,890,357	—	—	—
Amounts payable to related companies	US$	8,977,789	—	—	—	—	—	—	—
Accrued expenses	$no Reaj.	4,596,109	—	3,055,647	—	9,785,425	—	15,809,575	—
	$Col.	83,012,503	—	—	—	—	—	—	—
	Soles	180,642	—	—	—	—	—	—	—
	Reales	245,013,734	—	—	—	—	—	—	—
Deferred taxes	$no Reaj.	54,556,621	—	8,036,382	—	34,998,575	—	27,609,513	—
Reimbursable financial	$no Reaj	1,992,540	—	1,013,781	—	741,052	—	—	—
contributions	Soles	340,589	—	98,336	—	—	—	—	—
Other long-term liabilities	$Reaj.	2,827,536	—	1,885,024	—	1,885,027	—	—	—
	$no Reaj	—	—	—	—	—	—	177,836	—
	US$	3,508,725	—	3,964,276	—	107,461,444	—	—	—
	$Col.	4,151,563	—	—	—	—	—	—	—
	Soles	—	—	—	—	2,488,151	—	—	—
	$Arg.	24,373,962	—	661,680	—	1,323,361	—	—	—
	Reales	10,486,039	—	—	—	—	—	—	—

Total long-term liabilities	$Reaj.	2,827,536		1,885,024		1,885,027		452,516,532
by currency	$no Reaj.	61,210,767		15,006,465		45,525,052		43,596,924
	US$	663,485,812		345,314,317		812,758,217		47,658,790
	$Col.	352,054,153		141,760,631		301,120,826		—
	Soles	76,856,789		64,338,508		76,524,861		10,128,104
	$Arg.	37,536,855		31,210,323		1,323,361		—
	Reales	570,093,837		320,176,966		24,140,375		548,509
	Other	—		—		—		—

Total long-term liabilities		1,764,065,749		919,692,234		1,263,277,719		554,448,859

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Note 33.    Sanctions

Chilectra.

a.      On April 27, 2004, the SEF penalized Chilectra for a total amount of 1,830 UTA, as a result of the blackout occurred on January 13, 2003, that affected the area between Tal Tal and Santiago. On May 7, 2004, the Chilectra filed an appeal. The SEF rejected the appeal and a claim petition was filed with the Santiago Court of Appeals.  The case is waiting to be scheduled.

The resolution issued by the Santiago Court of Appeal can be appealed against in the Supreme Court.

To this date, the Company cannot exactly forecast the effects the final resolution will have on its financial statements.

Neither Chilectra nor its Board have been penalized by the SVS or any other administrative authorities.

Note 34.    Environment

Chilectra

The Company has disbursed ThCh$369,819 during the year mainly for the following:

Investments:

•              Monitoring of electromagnetic fields in a substation.

•              Project preparation with Space Cab.

•              Gathering pits and oil connecting pools.

•              Green barriers in a substation.

Expenses:

•              Associated with handing dangerous waste controlled via the Management System.

•              Environmental to comply with current legislation.

•              Pruning and felling associated with the need to keep the lines clear.

Codensa

Between January 1 and December 31, 2008 Codensa S.A. has made disbursements for ThUS$669, which are mainly related to:

•      Environment management of PCBs transformers;Compensations for felling of trees.

•      Environmental noise impact study.

Endesa Chile

During 2008, the Company and its subsidiaries have made disbursements for a value of ThCh$3,330,696, which mainly correspond to:

Operation expenses: Laboratory studies, monitoring, follow-up and analysis, which were treated as fiscal year expenses in the ammount ThCh$2,389,003 and environmental protection at Hidroeléctrica El Chocón and Endesa Costanera S.A. (environment monitoring, cleaning of hydrocarbon separator chambers, measurement of gas emissions, nitrogen oxide and sulphur dioxide) equivalent to ThCh$426,422.

Investments related to the following projects, which have been capitalized in the amount of ThCh$ 515.271:

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

•      Performance of civil works considered in its Environmental Management Systems;

•      Replacement and removal of condensers contaminated with PCBs;

•      Adaptation and certification in accordance with standards ISO 9001, ISO 14001 and OHSAS 18001;

•      Air quality studies for compliance with RCA;

Study and standardization of plumbing at Central Bocamina in accordance with its Environmental Management System.

Note 35.    Subsequent Events

Chilectra

On January 9, 2009 Decree No.320 issued by the Ministry of Economy, Development, and Reconstruction was published in the Official Gazette. This decree establishes the sub-transmission rates and states that such rates will be in force from January 14, 2009.

As a result of the effectiveness of the aforementioned decree, the negative effects on the future income of Chilectra S.A. are estimated in 52 billion Chilean pesos before taxes on an annual basis based on the current hard terms.

As a result of the entry into force of the new rate decree, and given the fact that such effects was established prospectively as of the decree enactment date, as the net tax provisions in Chilectra S.A. for ThCh$54,494 have been reversed.

Management is not aware of other significant events have occurred after year end that could materially affect the presentation of the financial statements.

Note 36.    Adoption of International Financial Reporting Standards (IFRS)

In accordance with the instructions of Circular No.427, issued by the Superintendency of Securities and Insurance (SVS) on December 28, 2007 regarding the adoption of the International Accounting Standards (IAS) and the International Financial Reporting Standards (IFRS), and supplementing the instructions issued through Circular No.384 dated February 6, 2007, starting from 2009 Enersis S.A. should prepare its financial statements in accordance with the IFRS issued by the International Accounting Standards Board (IASB). The preliminary effects of this change on the Company’s financial statements have been measured and informed to the SVS in accordance with the instructions of Circular No.457 dated June 20, 2008.

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

(a)   Inflation accounting

The cumulative inflation rate in Chile as measured by the Consumer Price Index for the three-year period ended December 31, 2008, was approximately 18.4%. Pursuant to Chilean GAAP, the Company’s financial statements recognize certain effects of inflation. As allowed pursuant to Item 17 c (iv) of Form 20-F the reconciliation included herein of consolidated net income, comprehensive income and shareholders’ equity, as determined in accordance with

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

U.S. GAAP, excludes adjustments attributable to the effect of differences between the accounting for inflation under Chilean GAAP versus U.S. GAAP.

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

(d)   Special obligations

At the end of 2006, the Brazilian National Electric Power Agency (“Agencia Nacional de Energia Eléctrica” —ANEEL) published the Normative Resolution N°234 that established general concepts, methodologies and procedures to carry out the second round of the periodic Tariff review for public concessionaires engaged in the electric distribution sector services. These modifications were incorporated into the regulation issued by ANEEL during the year 2007, which contain the provisional parameters of the fix Tariff model for the following years. According to this, for US GAAP purposes a regulatory liability has been recognized and a charge to current year earnings for ThCh$140,336,629, in accordance to the provisions of FAS No. 71, “Accounting for the Effects of Certain Types Regulation”.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The principal difference between U.S. GAAP and Chile GAAP relates to the reversal of the complementary assets and liabilities recorded as a transitional provision for unrecorded deferred taxes as of January 1, 2000 and their corresponding amortization into income. Additionally, under U.S. GAAP, temporary differences arising in connection with fair value adjustments on business combinations result in deferred taxes and a corresponding adjustment to goodwill. An adjustment is required in the reconciliation to U.S. GAAP to record goodwill arising from deferred tax liabilities related to past business combinations (see note 37 II (c)). When required, the income tax effects of U.S. GAAP adjustments are recorded in our reconciliations to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company is included in paragraph (ee) below.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The effect of this difference on the net income and shareholder´s equity of the Company is included in paragraph (ee) below.

(g)   Pension and post-retirement benefits

During 2006, the Company adopted FAS 158 “Employer’s Accounting for Defined Pension and Other Postretirement Plans - an amendment of FASB Statements N°87, 88, 106 and 132 (R)”. These statements required the recognition of the funded status of a benefit plan in the statement of financial position. It also requires the recognition as a component of other comprehensive income (OCI), net of tax, of the gains or losses and prior service costs or credits that arise during the period, but are not recognized as components of net periodic benefit cost pursuant to statements 87 or 106. The adoption resulted in the recognition through AOCI for accumulated effect through the 2006 year - end of prior service costs and related plan assets in the balance sheet of the certain Brazilian subsidiaries. The effects of the adoption of SFAS 158 are presented in paragraph (ee) below.

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

(ii)       Under Chilean GAAP, the Company evaluates the carrying amount of goodwill for impairment on the level of cash-generating units. The Company determines the impairment losses using a discounted cash flow approach and recent comparable transactions in the market. In order to estimate recoverable value, the Company makes assumptions about future events that are highly uncertain at the time of estimation. The results of this analysis showed no impairment of goodwill for the years ended December 31, 2007 and 2008, apart from the impairment of goodwill over the Company’s equity method investee Gas Atacama Holding.  See Note 11(j).

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

Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project to the extent that interest cost would have been avoided if the project had not been done. In addition, under U.S. GAAP, foreign translation exchange differences must not be capitalized. The accounting differences between Chilean and U.S. GAAP for financing costs and the related depreciation expense are included in the reconciliation to U.S. GAAP under paragraph (ee) below.

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

Under US GAAP, such results must be included in the consolidated statement of income. As of December 31, 2005 no company was classified as development stage company. For the year ended December 31, 2007 and 2008, the effects of the adjustment are included in paragraph (ee) below.

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

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses or interim dividends have been paid to shareholders. Net income related to the amortization of negative goodwill can only be distributed as an additional dividend by the approval of the shareholders, and accordingly, is not included in the calculation of the minimum dividend to be distributed.  Since the payment of the 30% dividend out of each year’s income is required by Chilean law, an accrual has been made in the reconciliation in paragraph (ee) below to reflect the unrecorded dividend liability for 2007 and 2008, whenever and to the extent the recorded interim dividends do not reach the 30% minimum dividend.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

As of December 31, 2006 and 2007 this requirement had not been met. As of December 31, 2008 the accrued liability was extinguished.

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

The amounts of foreign exchange gain (losses) included in income that is attributable to operations in unstable countries because these amounts have been remeasured into US dollars were, before minority interest,  ThCh$(41,476,552), ThCh$(166,191,917) and ThCh$195,917,262 for the years ended December 31, 2006, 2007 and 2008, respectively (See Note 23).

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

Company’s Management believes that, foreign currency translation procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy, and accordingly, are not eliminated in the reconciliation to U.S. GAAP as permitted by SEC Staff.

(t)    Derivative instruments

The Company engages in derivative activity for hedging purposes. These derivatives are considered accounting hedges under Chilean GAAP. Under Chilean GAAP the accounting treatment of hedging activity is similar to the accounting treatment of fair value hedges and cash flow hedges under SFAS 133, however under Chilean GAAP the changes in the fair value for cash flow hedges is recorded against other assets (losses no realized) or other liabilities (gain no realized) in the balance sheet. The documentation and hedge effectiveness requirements under Chilean GAAP though are not as burdensome as under SFAS 133.

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

Until December 31, 2004 the Company applied hedge accounting only to some derivative instruments under US GAAP. All those derivative instruments where hedge accounting did not apply have been accounted at fair value with changes in fair value recognized directly in earnings. However, hedge accounting was applied under Chilean GAAP to other derivative instruments in addition to those applied under US GAAP in those periods. Starting  as of and for the years ended December 31, 2006, 2007 and 2008, the Company applied hedge accounting under both Chilean and US GAAPs to a portfolio of derivative instruments executed in those years.

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

The effects of the adjustment with respect to financial derivatives, commodity derivatives, and embedded derivatives for the years ended December 31, 2006, 2007 and 2008 are included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below.

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

•      During 2007, the Company’s subsidiaries Betania and Emgesa were merged into a new entity Emgesa (merged entity). (See note 11 (f) iii). The merger was materialized through a stock exchange where the Company exchanged the shares it owned in Betania and Emgesa for shares issued by the new entity Emgesa (merged entity). In addition, as a result of the share-exchange, the Company purchased a portion of minority interest from a third party.

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

The effect of this difference on the net income and shareholder´s equity of the Company is included in paragraph (ee) below.

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

At the same time the standard requires the Company to capitalize the new asset retirement obligation costs arising as the result of additional liabilities incurred, such as the activation of a new generation facility, and subsequently allocate that asset retirement cost to expense over the life of the plant based on the useful life of the plant. As of December 31, 2006, 2007 and 2008, the adjustment to US GAAP income from continuing operations represents the accreted interest expense and depreciation of the costs capitalized for the asset retirement obligations.

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

(bb) Creation of Endesa Brasil

On September 30, 2005, certain Brazilian affiliates under common control were reorganized under a newly created holding company, Endesa Brasil S.A. In connection with this reorganization, Enersis transferred its interest in certain investees to Endesa Brasil in exchange for a 53.57% direct and indirect interest therein. The Company began accounting for Endesa Brasil as a consolidated subsidiary as of that date. The difference between net assets contributed and received generated a difference if ThCh$7,400,218 presented as reserve in equity. Although the transaction received the same accounting treatment under both Chilean GAAP and US GAAP, as a result of the existing adjustment to US GAAP in the subsidiaries which were the subject of the reorganization, an incremental charge to equity of ThCh$1,546,441 was recorded.

The effect of this adjustment is included in the net income and shareholders’ equity reconciliation to US GAAP under paragraph (ee) below.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(cc) Accounting for the Impairment or Disposal of Long-Lived Assets

In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the carrying amount of property, plant and equipment and other long-lived assets, in relation to the operating performance and future undiscounted cash flows of the underlying business.  This standard requires that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows.  Impairment is recorded based on estimates of future discounted cash flows, as compared to carrying amounts. For the years ended December 31, 2006, 2007, and 2008 no additional amounts were recorded for impairment under US GAAP.

(dd) Exchange of non-financial assets and acquisition of minority interest

As stated in Note 11 (f) iii, during 2007, the Company’s subsidiaries in Colombia were subject to a reorganization which involved the purchase of a minority interest portion. Under Chilean GAAP, the transaction was accounted for as a transaction under common control using book valued of the involved assets and liabilities, with any differences between net assets given up and net assets received being recorded in other reserves within shareholders’ equity. Under US GAAP, the several steps to materialize the transaction were accounted for as follows:

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ee) Effect of conforming to U.S. GAAP

The reconciliation of reported net income required to conform to U.S. GAAP is as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Net income in accordance with Chilean GAAP	334,455,240	205,141,910	570,883,101

Reversal of amortization of revaluation of property, plant and equipment (paragraph b)	1,099,512	1,098,707	629,124
Depreciation of property, plant and equipment and difference in fixed assets value at acquisition date (paragraph c)	(1,315,781)	(1,024,958)	(1,364,147)
Special Obligations (paragraph d)	—	(140,336,629)	(5,871,889)
Deferred income taxes (paragraph e)	13,891,827	13,569,706	14,532,214
PIS - COFIN (paragraph f)	—	(14,699,882)	—
Pension and post-retirement benefits (paragraph g)	181,867	996,880	22,619,289
Investments in related companies (paragraph h)	5,582,929	2,331,768	14,649,030
Amortization and impairment of goodwill (paragraph i)	64,706,396	64,425,824	64,785,534
Amortization of negative goodwill (paragraph j)	20,764,087	15,285,028	13,994,300
Capitalized interest (paragraph k)	13,921,119	9,041,723	5,853,958
Depreciation capitalized interest (paragraph k)	(2,383,114)	(1,591,899)	(2,947,511)
Difference foreign exchange capitalized (paragraph k)	36,737	31,384	36,914
Depreciation difference foreign exchange capitalized (paragraph k)	579,800	560,765	583,015
Accumulated deficit during the development stage (paragraph l)	(354,402)	—	—
Capitalized general and administrative expenses (paragraph n)	(3,427,789)	(10,625,016)	(9,328,252)
Involuntary employee termination benefits (paragraph o)	(24,907)	(20,021)	(22,912)
Revenue recognition in Edesur (paragraph p)	4,762,461	—	—
Elimination of amortization of capitalized interest in Brazil (paragraph q)	546,088	475,096	558,378
Amortization of organizational and start-up costs (paragraph r)	2,789,422	1,979,967	714,780
Derivative instruments operating income (paragraph t)	1,238,573	2,105,825	(96,415,518)
Derivative instruments non operating income (paragraph t)	(99,547)	(2,302)	—
Fair value of long-term debt assumed (paragraph u)	(32,012)	(32,011)	(32,012)
Deferred income (paragraph v)	152,726	132,623	156,567
Regulated assets and deferred cost (paragraph w)	(4,166,897)	522,132	—
Reorganization of subsidiaries (paragraph x)	(277,092)	(1,019,781)	(1,282,498)
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	(8,434,553)	67,624,120	4,407,041
Deferred tax effects on the U.S. GAAP adjustments	(22,012,694)	(10,593,628)	22,573,245
Amotization of bond discount and deferred debt issuance cost (paragraph z)	2,735,140	(537,978)	27,727
Asset retirement cost - (paragraph aa)	(14,141)	(27,277)	(212,288)
Asset retirement obligations - liabilities (paragraph aa)	(1,333,550)	(21,659)	(101,120)

Net income in accordance with U.S. GAAP	423,567,445	204,790,417	619,426,070

Net income in accordance with U.S. GAAP	423,567,445	204,790,417	619,426,070
Other comprehensive income (loss):
Cumulative translation adjustment determined under Chilean GAAP net of minority interest	18,456,903	(133,746,994)	134,668,311
Cumulative translation adjustment related to U.S GAAP adjustments net of minority interest	(3,899,764)	5,006,198	(46,634,500)
Fair value change of hedging instruments used in cash flow hedges	(52,334,386)	2,164,347	50,456,128
SFAS 158	—	(524,630)	(12,356,132)

Comprehensive income in accordance with U.S.GAAP	385,790,198	77,689,338	745,559,877

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The reconciliation to conform shareholders’ equity amounts to U.S. GAAP is as follows:

	2007	2008
	ThCh$	ThCh$

Shareholders’ equity in accordance with Chilean GAAP	3,161,595,289	3,697,212,812

Reversal of revaluation of property, plant and equipment net of accumulated amortization revaluation of property, plant and equipment (paragraph b)	(9,691,211)	(8,735,958)
Depreciation of property, plant and equipment and difference in fixed asset value at acquisition date (paragraph c)	(13,359,441)	(14,327,845)
Special Obligations (paragraph d)	(140,336,629)	(170,933,922)
Deferred income taxes (paragraph e)	(191,649,395)	(187,607,279)
PIS - COFIN (paragraph f)	(14,699,882)	(13,104,506)
Pension and post-retirement benefits (paragraph g)	3,159,019	1,594,944
Investments in related companies (paragraph h)	(21,088)	5,247,490
Goodwill (paragraph i)	618,821,594	688,430,588
Goodwill gross amount (paragraph i)	103,820,980	106,287,237
Negative goodwill (paragraph j)	(333,506,435)	(371,394,333)
Capitalized interest (paragraph k)	87,959,033	106,362,668
Exchange difference (paragraph k)	(21,783,421)	(22,194,595)
Minimum dividend (paragraph m)	(41,210,365)	(119,138,814)
Capitalized general and administrative expenses (paragraph n)	(42,612,941)	(56,730,510)
Involuntary employee termination benefits (paragraph o)	19,480	—
Elimination of capitalized interest in Brazil (paragraph q)	(4,674,677)	(4,939,912)
Organizational and start-up costs (paragraph r)	(5,975,801)	(6,313,877)
Derivative instruments (paragraph t)	(33,261,610)	(71,541,552)
Fair value of long-term debt assumed (paragraph u)	160,059	128,047
Deferred income (paragraph v)	(1,858,182)	(2,029,003)
Reorganization of subsidiaries (paragraph x)	32,970,850	35,722,520
Effects of minority interest on the U.S. GAAP adjustments (paragraph y)	296,962,344	351,339,843
Deferred tax effects on the U.S. GAAP adjustments	(12,659,478)	1,323,185
Amotization of bond discount and deferred debt issuance cost (paragraph z)	2,197,158	2,224,888
Asset retirement cost (paragraph aa)	1,111,815	987,956
Asset retirement obligations - liabilities (paragraph aa)	(2,814,439)	(3,260,350)

Shareholders’ equity in accordance with U.S. GAAP	3,438,662,626	3,944,609,722

The changes in shareholders’ equity in U.S. GAAP as of each year-end are as follows:

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Shareholders equity in accordance with U.S. GAAP - January 1	3,274,121,910	3,548,895,923	3,438,662,626

Dividends paid during the year	(80,577,412)	(192,773,849)	(161,684,332)
Reversal of dividends payable as of previous balance sheet date	18,815,091	55,800,970	41,210,365
Minimum dividend payable (paragraph m)	(55,800,970)	(41,210,365)	(119,138,814)
Reorganization under common control (paragraph x and bb)	(5,609,099)	(9,739,392)	—
Fair value change of hedging instruments used in cash flow hedges, net of deferred tax	(52,334,386)	2,164,347	50,456,128
SFAS 158, Brazilian subsidiaries, net of deferred tax	12,156,208	(524,630)	(12,356,132)
Cumulative translation adjustment	14,557,136	(128,740,795)	88,033,811
Net income in accordance with U.S. GAAP for the year	423,567,445	204,790,417	619,426,070

Shareholders equity in accordance with U.S.GAAP - December 31	3,548,895,923	3,438,662,626	3,944,609,722

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

II.                           Additional disclosure requirements:

(a)              Goodwill and negative goodwill

The following is an analysis of goodwill and negative goodwill, determined on Chilean GAAP basis, as of December 31, 2007 and 2008, respectively:

	2007	2008
	ThCh$	ThCh$

Goodwill	2,104,288,287	2,107,234,230
Less: accumulated amortization	(1,406,044,995)	(1,471,540,563)

Goodwill, net	698,243,292	635,693,667

Negative goodwill	(558,344,747)	(565,372,325)
Less: accumulated amortization	517,622,333	523,841,831

Negative goodwill, net	(40,722,414)	(41,530,494)

Amortization expense under Chile GAAP is disclosed in Note 13.

(b)              Basic and diluted earnings per share:

	For the year ended December 31,
	2006	2007	2008
	Ch$	Ch$	Ch$

Chilean GAAP earnings per share	10.24	6.28	17.48

Basic and diluted U.S. GAAP earnings per share	12.97	6.27	18.97

Total number of common outstanding shares at December 31,	32,651,166	32,651,166	32,651,166

Weighted average number of common shares outstanding (000’s)	32,651,166	32,651,166	32,651,166

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(c)              Income taxes:

The provision (benefit) for income taxes charged to the results of operations determined in accordance with U.S. GAAP is as follows:

	2006
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(56,727,666)	(5,272,313)	(39,468,492)	(78,253,364)	(99,658,160)	(279,379,995)
Deferred income taxes as determined under Chilean GAAP	97,839,061	(12,725,136)	(9,575,366)	65,105,489	27,378,368	168,022,416

Total income tax provision under Chilean GAAP	41,111,395	(17,997,449)	(49,043,858)	(13,147,875)	(72,279,792)	(111,357,579)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,825,031	145,936	6,920,860	—	—	13,891,827
Deferred tax effect of adjustments to U.S. GAAP	(8,286,902)	(4,184,291)	(8,738,805)	1,993,793	(2,796,489)	(22,012,694)
U.S. GAAP reclassifications (1)	100,628	—	—	—	213,127	313,755

Total U.S. GAAP adjustments:	(1,361,243)	(4,038,355)	(1,817,945)	1,993,793	(2,583,362)	(7,807,112)

Total Income tax provision under U.S. GAAP	39,750,152	(22,035,804)	(50,861,803)	(11,154,082)	(74,863,154)	(119,164,691)

	2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(41,651,209)	(28,873,512)	(37,045,270)	(66,634,816)	(61,864,578)	(236,069,385)
Deferred income taxes as determined under Chilean GAAP	(36,838,668)	(7,360,866)	36,260	6,816,954	(2,261,853)	(39,608,173)

Total income tax provision under Chilean GAAP	(78,489,877)	(36,234,378)	(37,009,010)	(59,817,862)	(64,126,431)	(275,677,558)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,986,500	124,944	6,458,262	—	—	13,569,706
Deferred tax effect of adjustments to U.S. GAAP	(8,894,487)	585,662	(8,687,737)	6,029,906	373,028	(10,593,628)

Total U.S. GAAP adjustments:	(1,907,987)	710,606	(2,229,475)	6,029,906	373,028	2,976,078

Total Income tax provision under U.S. GAAP	(80,397,864)	(35,523,772)	(39,238,485)	(53,787,956)	(63,753,403)	(272,701,481)

	2008
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Income tax provision under Chilean GAAP
Current income taxes as determined under Chilean GAAP	(86,545,469)	(26,526,553)	(42,589,367)	(84,007,833)	(128,544,193)	(368,213,415)
Deferred income taxes as determined under Chilean GAAP	(92,907,188)	1,647,195	5,685,359	(6,255,706)	9,069,220	(82,761,120)

Total income tax provision under Chilean GAAP	(179,452,657)	(24,879,358)	(36,904,008)	(90,263,539)	(119,474,973)	(450,974,535)
U.S. GAAP adjustments:
Deferred tax effect of applying SFAS No. 109	6,879,537	130,519	7,522,158	—	—	14,532,214
Deferred tax effect of adjustments to U.S. GAAP	11,022,168	743,558	6,439,463	2,812,509	1,555,547	22,573,245
Total U.S. GAAP adjustments:	17,901,705	874,077	13,961,621	2,812,509	1,555,547	37,105,459

Total Income tax provision under U.S. GAAP	(161,550,952)	(24,005,281)	(22,942,387)	(87,451,030)	(117,919,426)	(413,869,076)

(1)              In 2006 certain tax-related income under Chilean GAAP were classified as non-operating, but under US GAAP would be classified as income taxes

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements — (Continued)

(i)            Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2007			2008
	SFAS No. 109			SFAS No. 109
	Applied to	SFAS No.	Total	Applied to	SFAS No.	Total
	Chilean	109 applied	Deferred	Chilean	109 applied	Deferred
	GAAP	to U.S. GAAP	Taxes under	GAAP	to U.S. GAAP	Taxes under
	Balances	Adjustments	SFAS No. 109	Balances	Adjustments	SFAS No. 109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:

Property, plant and equipment	2,808,924	131,178,265	133,987,189	3,303,818	151,259,037	154,562,855
Allowance for doubtful accounts	85,633,278	—	85,633,278	56,567,374	—	56,567,374
Actuarial deficit (companies in Brazil)	13,392,490	(1,074,067)	12,318,423	18,735,018	(542,281)	18,192,737
Deferred income	2,584,563	—	2,584,563	2,380,531	—	2,380,531
Provision real estate projects	2,646,491	—	2,646,491	2,816,749	—	2,816,749
Derivative contracts	—	10,141,957	10,141,957	—	14,680,973	14,680,973
Vacation accrual	1,376,794	—	1,376,794	1,486,884	—	1,486,884
Tax loss carryforwards	213,127,759	—	213,127,759	118,072,368	—	118,072,368
Contingencies	86,145,417	4,997,960	91,143,377	89,376,798	4,455,532	93,832,330
Salaries for construction-in progress	4,673,362	—	4,673,362	3,942,569	—	3,942,569
Allowance for tariff decree	7,511,650	—	7,511,650	—	—	—
Intangible	1,106,524	—	1,106,524	1,667,895	—	1,667,895
Valuation allowance	(17,543,528)	(3,786,604)	(21,330,132)	(18,199,113)	(4,861,104)	(23,060,217)
Others	14,202,219	801,356	15,003,575	13,326,609	1,643,455	14,970,064
Provision for employee benefits	4,526,743	—	4,526,743	3,889,457	—	3,889,457

Total deferred income tax assets	422,192,686	142,258,867	564,451,553	297,366,957	166,635,612	464,002,569

Deferred income tax liabilities:

Property, plant and equipment	463,520,673	120,861,863	584,382,536	477,954,950	126,134,121	604,089,071
Severance indemnities	1,853,016	—	1,853,016	1,415,328	—	1,415,328
Regulated assets	27,976,849	—	27,976,849	15,364,126	—	15,364,126
Finance costs	21,156,063	—	21,156,063	14,612,551	—	14,612,551
Derivative contracts	—	3,751,510	3,751,510	—	2,624,284	2,624,284
Bond discount	1,428,467	373,517	1,801,985	3,292,381	378,231	3,670,612
Cost of studies	9,758,104	—	9,758,104	7,659,391	—	7,659,391
Imputed interest on construction	4,311,595	—	4,311,595	4,041,198	—	4,041,198
Materials used	878,155	—	878,155	807,175	—	807,175
Exchange difference	7,403,290	—	7,403,290	3,608,162	—	3,608,162
Capitalized expenses	2,561,451	—	2,561,451	493,812	—	493,812
Capitalized interest	—	29,897,427	29,897,427	3,275,586	36,154,023	39,429,609
Accrued Expenses (Earned exigible)	—	—	—	3,279,627	—	3,279,627
Intangible	—	—	—	422,328	—	422,328
Provision real estate projects	—	—	—	947,128	—	947,128
Contingencies	—	—	—	1,485,474	—	1,485,474
Others	22,935,011	34,028	22,969,038	15,910,004	21,768	15,931,772

Total deferred income tax liabilities	563,782,674	154,918,345	718,701,019	554,569,221	165,312,427	719,881,648

Net deferred assets (liabilities)	(141,589,988)	(12,659,478)	(154,249,466)	(257,202,264)	1,323,185	(255,879,079)

Complementary Account	191,649,395	(191,649,395)	—	187,607,279	(187,607,279)	—
Net deferred assets (liabilities)	50,059,407	(204,308,873)	(154,249,466)	(69,594,985)	(186,284,094)	(255,879,079)

(ii) Accumulated tax losses by country as of December 31, 2007 and 2008, are as follows:

	December 31, 2007		December 31, 2008
	Amount	Year of expiration	Amount	Year of expiration
	ThCh$		ThCh$

Chile	1,087,220,430	Do not expire	550,422,393	Do not expire
Argentina	156,090,132	2008/2012	3,600,370	2012/2013
Colombia (a)	—	—	—	—
Brazil	198,985,411	Do not expire	122,718,252	Do not expire
Total	1,442,295,973		676,741,015

(a)

During the years ended December 31, 2006 and 2007, management did not expect that the subsidiaries in Colombia will be able to recover deferred tax assets related to tax loss carry forwards. Thus, as of December 31, 2006, a valuation allowance has been recorded, which covered the whole amount of the deferred tax asset related to tax loss carryforwards. However, due to the merger of the Company’s Colombian Subsidiaries, the tax loss carryforwards were applied against income during the year ended December 31, 2007.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(iii) A reconciliation of the U.S. GAAP Statutory Income Tax rate to the Company’s effective tax rate on net income is as follows:

	2006
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(63,386,045)	(2,632,638)	(12,251,056)	(31,556,947)	(40,335,028)	(150,161,714)
Effect of higher foreign tax rates	—	(2,787,498)	(11,890,730)	(31,556,947)	(51,011,949)	(97,247,123)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(6,206,641)	(7,123,287)	—	—	27,859,223	14,529,295
Non-taxable items	19,343,063	6,460,901	1,876,430	63,562,331	4,557,111	95,799,836
Non-deductible items	(73,806,359)	(15,936,865)	(28,700,385)	(18,077,698)	(17,443,110)	(153,964,417)
Effect of change in valuation allowance	153,124,918	—	—	—	(68,017)	153,056,901
Prior years income tax	7,088,500	—	—	—	—	7,088,500
Other	3,492,088	(16,417)	103,938	6,475,179	1,365,489	11,420,276
US GAAP reclassifications (1)	100,628	—	—	—	213,127	313,755

Tax (benefit) expense at effective tax rate	39,750,152	(22,035,804)	(50,861,803)	(11,154,082)	(74,863,154)	(119,164,691)

	2007
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(45,684,376)	(17,547,288)	(8,467,810)	(6,864,723)	(33,235,648)	(111,799,845)
Effect of higher foreign tax rates	—	(19,260,282)	(7,408,858)	(6,864,723)	(33,068,337)	(66,602,200)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(23,047,008)	1,195,126	(15,613)	—	—	(21,867,495)
Non-taxable items	106,322,011	24,254,026	5,279,232	69,543,031	14,248,380	219,646,680
Non-deductible items	(114,139,889)	(24,165,354)	(27,774,379)	(111,352,543)	(39,753,130)	(317,185,295)
Effect of change in valuation allowance	(4,397,876)	—	—	—	27,609,204	23,211,328
Prior years income tax	2,174,368	—	—	—	—	2,174,368
Other	(1,625,094)	—	(851,057)	1,751,002	446,128	(279,021)

Tax (benefit) expense at effective tax rate	(80,397,864)	(35,523,772)	(39,238,485)	(53,787,956)	(63,753,403)	(272,701,480)

	2008
	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Statutory US GAAP tax	(108,537,116)	(4,958,072)	(21,509,326)	(96,743,771)	(80,082,537)	(311,830,822)
Effect of higher foreign tax rates	—	(5,249,721)	(18,937,473)	(96,743,771)	(75,371,800)	(196,302,765)
Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(34,025,325)	(4,067,279)	3,884,083	—	—	(34,208,521)
Non-taxable items	101,131,002	1,351,755	27,588,348	144,038,318	38,913,743	313,023,166
Non-deductible items	(115,853,318)	(11,081,964)	(14,773,180)	(51,381,928)	(2,704,608)	(195,794,998)
Effect of change in valuation allowance	(1,974,820)	—	—	—	—	(1,974,820)
Prior years income tax	(1,398,198)	—	1,036,621	—	1,325,776	964,199
Other	(893,177)	—	(231,460)	13,380,122	—	12,255,485

Tax (benefit) expense at effective tax rate	(161,550,952)	(24,005,281)	(22,942,387)	(87,451,030)	(117,919,426)	(413,869,076)

(1)              In 2006 US GAAP reclassifications were tax related income that under Chilean GAAP were classified as non-operating income, but under US GAAP would be classified as income taxes.

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

Jurisdiction	Tax Years Subject to Examination

Chile	2003-2008
Argentina	2002-2008
Brazil	2004-2008
Colombia	2003-2008
Peru	2004-2008

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

The following segment information has been disclosed in accordance with U.S. reporting requirements; however, the information presented has been determined in accordance with Chilean GAAP:

				Engineering
				services and	Corporate
2006	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	1,338,105,142	93,596,281	2,937,659,641	39,654,745	77,759,836	—	4,486,775,645
Intersegment sales	386,873,098	74,707,036	22,175,934	18,562,692	156,201,906	(618,838,178)	39,682,488

Total revenues	1,724,978,240	168,303,317	2,959,835,575	58,217,437	233,961,742	(618,838,178)	4,526,458,133

Operating income	682,998,832	(887,149)	549,372,383	11,539,106	(11,241,519)	1,307,368	1,233,089,021

Participation in net income of affiliate companies	49,284,477	—	24,463,756	137,511	456,730,488	(524,722,758)	5,893,474

Depreciation and amortization	221,905,972	15,854,891	241,722,213	2,637,904	70,282,282	—	552,403,262

Identifiable assets including investment in related companies	6,804,333,249	538,777,611	6,236,802,739	138,984,012	5,703,468,614	(6,483,927,201)	12,938,439,024

Capital expenditures	202,937,282	2,214,826	392,826,085	1,908,049	5,688,368	—	605,574,610

				Engineering
				services and	Corporate
2007	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	1,654,332,005	38,578,666	3,057,046,510	38,597,071	66,006,586	—	4,854,560,838
Intersegment sales	430,888,027	56,439,826	18,238,148	21,019,969	154,856,469	(620,382,411)	61,060,028

Total revenues	2,085,220,032	95,018,492	3,075,284,658	59,617,040	220,863,055	(620,382,411)	4,915,620,866

Operating income	720,997,105	25,243,317	614,210,449	9,205,061	(4,993,387)	4,094,409	1,368,756,954

Participation in net income of affiliate companies	(11,652,140)	—	32,659,379	285,421	316,909,065	(397,836,512)	(59,634,787)

Depreciation and amortization	223,069,472	13,494,422	214,359,887	2,790,961	69,897,197	—	523,611,939

Identifiable assets including investment in related companies	6,540,482,486	462,466,225	6,021,421,240	90,546,677	5,374,960,356	(6,034,149,108)	12,455,727,876

Capital expenditures	228,713,640	176,993	411,955,613	1,557,984	4,522,014	—	646,926,244

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

				Engineering
				services and	Corporate
2008	Generation	Transmission	Distribution	real estate	and other	Eliminations	Consolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Sales to unaffiliated customers	563,021,742	8,837,052	23,527,572	28,145,175	166,050,944	—	789,582,485
Intersegment sales	2,212,862,516	84,390,724	4,141,590,286	24,849,745	111,449,548	(714,438,189)	5,860,704,630

Total revenues	2,775,884,258	93,227,776	4,165,117,858	52,994,920	277,500,492	(714,438,189)	6,650,287,115

Operating income	1,040,321,628	60,405,072	877,116,472	7,470,902	(11,244,272)	4,727,656	1,978,797,458

Participation in net income of affiliate companies	113,280,450	—	124,986,689	402,312	645,773,723	(886,814,038)	(2,370,864)

Depreciation and amortization	266,585,858	18,327,936	265,877,553	2,811,478	71,800,603	—	625,403,428

Identifiable assets including investment in related companies	7,813,948,600	499,208,123	6,900,770,547	67,628,645	6,039,410,402	(6,921,338,440)	14,399,627,877

Capital expenditures	293,036,091	1,262,463	518,222,374	2,932,100	11,311,927	—	826,764,955

A summary of activities by geographic area is as follows:

	Chile	Argentina	Peru	Brazil	Colombia	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2006
Total revenues	1,448,950,949	576,417,404	429,962,320	1,293,601,679	777,525,781	4,526,458,133

Long lived assets (net) (1)	2,832,939,247	1,186,986,467	1,169,333,593	2,177,346,274	2,092,347,979	9,458,953,560

Total assets	3,980,656,398	1,534,889,069	1,303,619,143	3,504,975,385	2,617,648,958	12,941,788,953

2007
Total revenues	1,822,253,622	615,044,354	391,800,341	1,238,218,673	848,303,876	4,915,620,866

Long lived assets (net) (1)	2,946,114,808	1,011,238,887	1,001,183,371	1,958,581,399	1,802,881,456	8,719,999,921

Total assets	4,151,619,343	1,411,232,975	1,109,559,242	3,408,783,055	2,374,533,260	12,455,727,875

2008
Total revenues	2,298,813,799	784,688,735	529,283,446	1,827,486,850	1,210,014,285	6,650,287,115

Long lived assets (net) (1)	3,136,146,327	1,203,618,593	1,207,767,673	2,414,493,562	2,118,184,347	10,080,210,502

Total assets	5,190,328,942	1,590,311,290	1,344,787,713	3,532,274,680	2,741,925,252	14,399,627,877

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

No single customers accounted for more than 10% of revenues for the years ending December 31, 2006, 2007 and 2008.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(f)                Schedule of debt maturity:

Following is a schedule of debt maturity in each of the next five years and thereafter:

As of December 31, 2008
ThCh$

2009	1,207,769,173
2010	558,831,719
2011	638,324,164
2012	401,082,980
2013	443,309,104
Thereafter	1,641,048,619

Total	4,890,365,759

(g)             Disclosure regarding interest capitalization:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Interest expense incurred	456,968,534	443,534,445	495,695,627
Interest capitalized under Chilean GAAP	6,764,467	5,684,773	8,796,529
Interest capitalized under U.S. GAAP	20,685,585	14,726,496	14,650,487

(h)             Cash flow information:

(i)                 The statement of cash flows under Chile GAAP differs in certain respects from the presentation of a statement of cash flow under U.S. GAAP. Marketable securities under Chile GAAP qualify as cash flow equivalent, whereas under U.S. GAAP they are classified as available - for -sale securities (See note 37 II (p))

	As of December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash flow from operating activities - Chile GAAP and US GAAP	1,008,660,723	1,039,378,961	1,922,127,993

Cash flow from financing activities - Chile GAAP and US GAAP	(347,472,146)	(194,367,309)	(346,352,599)

Cash flow investing activities Chile GAAP	(593,776,264)	(753,084,184)	(780,348,600)

Differences between Chilean GAAP and US GAAP:
Purchase of marketable securities during period	(10,549,407)	(11,215,653)	—

Sale of marketable securities during period	6,341,493	10,549,407	11,215,653

Cash flow investing activities US GAAP	(597,984,178)	(753,750,430)	(769,132,947)

Net cash flow	63,204,399	91,261,222	806,642,447

Effect of price-level restatement and foreign exchange differences	17,051,071	21,180,785	(121,532,317)

Net increase (decrease) in cash and cash equivalent	80,255,470	112,442,007	685,110,130
Cash and cash equivalent at beginning of the year	423,918,673	504,174,143	616,616,150

Cash and cash equivalent at end of the year	504,174,143	616,616,150	1,301,726,280

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

(ii)             The reconciliation of cash and cash equivalents from Chilean GAAP to U.S. GAAP as of December 31, 2006, 2007 and 2008 is as follows:

	Year ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash and cash equivalent under Chilean GAAP	514,723,550	627,831,803	1,301,726,280
Elimination of marketable securities	(10,549,407)	(11,215,653)	—

Total cash and cash equivalents under US GAAP	504,174,143	616,616,150	1,301,726,280

(iii)           Additional disclosures required under U.S. GAAP are as follows:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Interest paid during the year	349,893,746	355,684,288	360,264,679
Income taxes paid during the year	182,356,671	165,440,366	185,464,671

(iv)          Under US GAAP, cash and cash equivalents includes all highly liquid debt instruments purchased with a maturity of three months or less:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Cash	116,717,921	89,275,796	133,550,264
Time deposits and repurchase agreements	387,456,222	527,340,354	1,168,176,016

Total cash and cash equivalents under US GAAP	504,174,143	616,616,150	1,301,726,280

(i)                Fair value measurements and the fair value option.

a)                          Disclosures about fair value of financial instruments

The following methods and assumption were used to estimate the fair value of each class of financial instruments as of December 31, 2007 and 2008 for which it is practicable to estimate that value:

Cash

The fair value of the Company’s cash is equal to its carrying value.

Time deposits

The fair value of time deposits is equal to its carrying value due to its relatively short-term nature.

Marketable securities

The fair value of marketable securities that the Company classifies as available for sale, is based on quoted market prices of the mutual money market funds held and is equal to its carrying value.

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

The estimated fair values of the Company’s financial instruments compared to Chilean GAAP carrying amounts are as follows:

	2007		2008
	Carrying	Fair	Carrying	Fair
	amount	Value	amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$

Cash	89,275,796	89,275,796	133,550,264	133,550,264
Time deposits	440,591,912	440,591,912	624,749,431	624,749,431
Marketable securities	12,847,437	12,847,437	105,047,106	105,047,106
Accounts receivable	1,075,260,601	1,075,260,601	1,138,162,639	1,138,162,639
Notes receivable, net	12,892,797	12,892,797	7,749,050	7,749,050
Other accounts receivable, net	108,649,553	108,649,553	95,067,667	95,067,667
Amounts due from related companies	165,946,198	165,946,198	30,882,447	30,882,447
Long-term accounts receivable	212,940,711	212,940,711	201,124,587	201,124,587
Accounts payable and other	(616,357,378)	(616,357,378)	(721,842,030)	(721,842,030)
Notes payable	(196,053,782)	(196,053,782)	(207,016,391)	(207,016,391)
Long-term debt	(4,338,400,986)	(4,545,625,575)	(4,890,365,759)	(5,300,189,253)
Derivative instruments	(234,918,654)	(234,918,654)	(105,829,571)	(105,829,571)

b) Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 — Quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company’s adoption of SFAS No. 157 did not have a material impact on our consolidated financial statements. The Company has segregated all financial assets and liabilities that are measured at fair value on a recurring basis (at least annually) into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below. FSP FAS 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The following section describes the valuation methodologies we use to measure different financial instruments at fair value.

Derivatives

The derivatives portfolio is entirely over-the-counter (OTC), your measurement is estimated using industry standard valuation models. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies. Also, these estimates consider assumptions for the Company’s own credit risk and the corresponding party’s credit risk. Level 2 derivative assets and liabilities primarily include certain over-the-counter, collar, cross currency swap, and swap contracts.

The Embedded derivative assets and liabilities included in Level 2 and Level 3 represent to derivative contracts corresponded to foreign currency.

Debt and bond payable

Only the debt and bond payable designated as a hedged item in a fair value hedge are measurement to fair value. The measurement this hedged items are the following:

When available, we use observable market data, including pricing on recent closed market transactions, to value this debt and bond payable which are included in Level 2. When this data is unobservable, we use valuation methodologies using current market interest rate data adjusted for inherent credit risk and such loans are included in Level 3. When appropriate, loans are valued using collateral values as a practical expedient.

		Fair Value Measurements at Reporting Date Using
(thousands of Ch$)	December 31, 2008	Level 1	Level 2	Level 3
Assets
Financial Derivatives	2,486,567	—	2,486,567	—
Embedded Derivative	3,849,419	—	—	3,849,419
Total assets	6,335,986	—	2,486,567	3,849,419

Liabilities
Financial Derivatives	(108,316,138)	—	(108,316,138)	—
Embedded Derivative	(74,146,664)	—	(74,146,664)	—
Debt and bond payable	(33,660,400)	—	(33,660,400)	—
Total liabilities	(216,123,202)	—	(216,123,202)	—

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Fair Value Measurement Using Significant Unobservable Inputs (Level 3)
(thousands of Ch$)	Derivatives
Balance, beginning of period	4,385,181
Total realized and unrealized gains (losses):
Included in income (expense)	(1,308,371)
Included in other comprehensive income	772,609
Balance, end of period	3,849,419

c) Fair Value Option

Effective January 1, 2008, the Company adopted SFAS No. 159, which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company has currently chosen not to elect the fair value option for any items that are not already required to be measured at fair value in accordance with accounting principles generally accepted in the United States.

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

The Company has classified its derivatives into the following general categories: commodity derivatives, embedded derivatives and financial derivatives. Certain energy and other contracts for the Company’s operations in Chile are denominated in the US dollar. According to SFAS No. 133, an embedded foreign currency derivative should be separated from the host contract because none of the applicable exclusions are met (See Embedded Derivative Contracts below). For purposes of evaluating the functional currency of the Company’s subsidiaries in Argentina, Peru, Brazil, and Colombia, the Company applied BT 64, consistent with the methodology described in Note 37 I paragraph (s), thus the functional currency of these subsidiaries was the US dollar as these subsidiaries were remeasured into US dollars because foreign subsidiaries operate in countries exposed to significant risks as determined under BT 64.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following is a summary of the Company’s derivative contracts as of December 31, 2007 and 2008.

	2007
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	4,385,182	20,960,483	25,345,665
Financial derivatives	(225,285,659)	(9,632,995)	(234,918,654)

Derivative instruments U.S.GAAP	(220,900,477)	11,327,488	(209,572,989)

	2008
	Distribution	Generation	Total
	ThCh$	ThCh$	ThCh$

Embedded derivatives	3,849,419	(74,146,664)	(70,297,245)
Financial derivatives	(95,052,747)	(10,776,824)	(105,829,571)

Derivative instruments U.S.GAAP	(91,203,328)	(84,923,488)	(176,126,816)

The following is the reconciliation of the Company’s derivative contracts from Chile GAAP to US GAAP:

	2007
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	25,345,665	25,345,665
Financial derivatives	(176,311,379)	(58,607,275)	(234,918,654)

Total	(176,311,379)	(33,261,610)	(209,572,989)

	2008
	Chile
	GAAP	Adjustment	US GAAP
	ThCh$	ThCh$	ThCh$

Embedded derivatives	—	(70,297,245)	(70,297,245)
Financial derivatives	(104,585,264)	(1,244,307)	(105,829,571)

Total	(104,585,264)	(71,541,552)	(176,126,816)

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

As a result of the foregoing hedging policies, the Company uses cash flow hedges primarily.  The exchange and interest rate hedging policies convert variable cash flows into fixed cash flows.  As of December 31, 2008, the maximum amount of time over which future cash flows are hedged is 8 years approximately, which corresponds to a CCS with a notional value of ThCh$381,870,000 and a negative fair value of approximately ThCh$91,150,768.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Under US GAAP, for the years ended December 31, 2006, 2007 and 2008, the derivative portfolio for the Enersis Group is the following:

			Year ended December 31,
			(thousands Ch$)
			2006		2007		2008
Accounting	Risk	Derivative	Notional	Fair	Notional	Fair	Notional	Fair
Classification	Hedged	Instrument	Value	Value	Value	Value	Value	Value

	Exchange	CCS	451,440,021	(166,316,730)	392,307,077	(214,226,720)	381,870,000	(91,150,768)
Cash Flow	Rate	Forward	—	—	—	—	5,119,449	(1,391,742)
	Interest	Collar	199,256,285	—	135,278,303	(1,190,449)	95,467,500	(3,186,745)
	Rate	Swap	91,844,694	311,337	79,287,091	(649,336)	121,197,629	(4,329,014)

Fair Value Hedge	Exchange	CCS	31,133,795	(3,860,591)	66,492,554	(18,181,404)	31,539,216	(5,771,302)
	Rate	Forward	—	—	—	—	—	—
	Interest	Collar	—	—	—	—	—	—
	Rate	Swap	—	—	—	—	—	—

	Exchange	CCS	1,556,690	(1,021,254)	574,662	(670,745)	—	—
Investment	Rate	Forward	—	—	—	—	—	—
	Interest	Collar	—	—	—	—	—	—
	Rate	Swap	—	—	—	—	—	—

		Total	775,231,485	(170,887,238)	673,939,687	(234,918,654)	635,193,794	(105,829,571)

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

The Company performs tests on a quarterly basis in order to measure the effectiveness level of its accounting hedge, which may be either a cash flow or fair value hedge.  Test results for 2006, 2007 and 2008 revealed that the ineffective portion of our hedging contracts were immaterial.

Net Investment Hedges

Company has designated certain non-derivative instruments as hedges of net investments in foreign operations. Accounting classification for such operations is the same under Chilean GAAP and under US GAAP (see Note 22 (e). The changes in the cumulative translation adjustment are shown net of foreign currency gains or losses of debt designated as hedges for foreign net investments. Gains (Loss) related to debt designated as hedges of Ch$(4.4) billion, Ch$108.3 billion and Ch$133.7 billion were included in the cumulative translation adjustment for the years ended December 31, 2006, 2007 and 2008, respectively.

The Company is also exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is the US dollar. This risk is mitigated, as a substantial portion of the Company’s revenues are either directly or indirectly linked to the US dollar. Additionally, the debts incurred by the Company related to net investments in foreign countries serve as a net investment hedge, as they are incurred in the same currency as the functional currency of those foreign investments. As they qualify as a net investment hedge, their gains and losses are included in the cumulative translation adjustment account in shareholders’ equity (see Note ll (c) and Note 22 (e) for further detail).

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The following reclassifications and adjustment disclose amounts in accordance with U.S. GAAP presentation:

	2006
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	1,233,089,021	(138,978,651)	1,094,110,370	97,496,073	1,191,606,443
Non-operating expense, net	(478,846,719)	139,879,647	(338,967,072)	2,943,026	(336,024,046)
Income taxes	(111,357,579)	313,755	(111,043,824)	(8,120,867)	(119,164,691)
Minority interest	(315,537,708)	—	(315,537,708)	(8,434,554)	(323,972,262)
Equity participation in income of related companies, net	—	5,893,474	5,893,474	5,228,527	11,122,001
Amortization of negative goodwill	7,108,225	(7,108,225)	—	—	—

Net income	334,455,240	—	334,455,240	89,112,205	423,567,445

	2007
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	1,368,756,954	(203,007,629)	1,165,749,325	(58,011,286)	1,107,738,039
Non-operating expense, net	(610,042,469)	267,457,820	(342,584,649)	(15,272,173)	(357,856,822)
Income taxes	(275,677,558)	—	(275,677,558)	2,976,078	(272,701,480)
Minority interest	(282,710,421)	—	(282,710,421)	67,624,120	(215,086,301)
Equity participation in income of related companies, net	—	(59,634,787)	(59,634,787)	2,331,768	(57,303,019)
Amortization of negative goodwill	4,815,404	(4,815,404)	—	—	—

Net income	205,141,910	—	205,141,910	(351,493)	204,790,417

	2008
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Operating income	1,978,797,458	(80,263,913)	1,898,533,545	(7,614,276)	1,890,919,269
Non-operating expense, net	(266,128,211)	88,854,275	(177,273,936)	(4,285)	(177,278,221)
Income taxes	(450,974,535)	—	(450,974,535)	37,105,459	(413,869,076)
Minority interest	(697,031,109)	—	(697,031,109)	4,407,041	(692,624,068)
Equity participation in income of related companies, net		(2,370,864)	(2,370,864)	14,649,030	12,278,166
Amortization of negative goodwill	6,219,498	(6,219,498)	—	—	—

Net income	570,883,101	—	570,883,101	48,542,969	619,426,070

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The effect of the reclassifications and adjustment discloses amounts using a U.S. GAAP presentation:

	2007
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	2,461,888,662	(56,870,012)	2,405,018,650	—	2,405,018,650
Property, plant and equipment, net	8,719,999,921	(40,722,414)	8,679,277,507	(3,050,847)	8,676,226,660
Other assets	1,273,839,295	15,169,541	1,289,008,836	416,110,099	1,705,118,935

Total assets	12,455,727,878	(82,422,885)	12,373,304,993	413,059,252	12,786,364,245

Current liabilities	1,884,254,380	(1,594,757)	1,882,659,623	55,890,767	1,938,550,390
Long-term liabilities	4,424,093,895	(80,828,128)	4,343,265,767	377,063,492	4,720,329,259
Minority interest	2,985,784,314	—	2,985,784,314	(296,962,344)	2,688,821,970
Shareholder’s equity	3,161,595,289	—	3,161,595,289	277,067,337	3,438,662,626

Total liabilities and shareholders’ equity	12,455,727,878	(82,422,885)	12,373,304,993	413,059,252	12,786,364,245

	2008
	Chilean	U.S. GAAP		U.S. GAAP
	GAAP	Reclassification	Sub-total	Adjustments	U.S. GAAP
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	2,994,551,605	(33,792,581)	2,960,759,024	—	2,960,759,024
Property, plant and equipment, net	10,080,210,502	(41,530,494)	10,038,680,008	421,804	10,039,101,812
Other assets	1,324,865,770	45,217,995	1,370,083,765	635,853,289	2,005,937,054

Total assets	14,399,627,877	(30,105,080)	14,369,522,797	636,275,093	15,005,797,890

Current liabilities	2,523,784,713	(3,293,897)	2,520,490,816	132,243,320	2,652,734,136
Long-term liabilities	4,501,484,561	(26,811,183)	4,474,673,378	607,974,706	5,082,648,084
Minority interest	3,677,145,791	—	3,677,145,791	(351,339,843)	3,325,805,948
Shareholder’s equity	3,697,212,812	—	3,697,212,812	247,396,910	3,944,609,722

Total liabilities and shareholders’ equity	14,399,627,877	(30,105,080)	14,369,522,797	636,275,093	15,005,797,890

(l)                Employee Benefit Plans

Enersis S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

Severance indemnities

The provision for severance indemnities, included in the account “Accrued expenses” short and long-term is calculated in accordance with the policy set forth in Note 2 (n), using the current salary levels of all employees covered under the severance indemnities agreement, an assumed discount rate 6.5% for the years ended December 31, 2006, 2007 and 2008, and an estimated average service period based on the years of services for the Company.

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

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

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2007
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations

Accumulated benefit obligation	(67,589,304)	(343,600,015)	(411,189,319)	(67,614,173)
Plan assets at fair value	—	338,395,440	338,395,440	—

Unfunded accumulated benefit	(67,589,304)	(5,204,575)	(72,793,879)	(67,614,173)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(71,296,141)	(19,690,931)	(90,987,072)	(69,484,019)

Foreign exchange effect	2,636,934	(969,409)	1,667,525	2,000,823
Net periodic expense	(6,378,745)	(10,935,198)	(17,313,943)	(12,811,475)
Benefits paid	7,315,139	—	7,315,139	6,890,445
Contributions	—	11,458,598	11,458,598	2,042,196

Benefit (obligations) at December 31	(67,722,813)	(20,136,940)	(87,859,753)	(71,362,030)

Funded Status of the Plans
Projected Benefit Obligation	(67,722,813)	(358,532,380)	(426,255,193)	(71,362,030)
Fair value of the plans assets	—	338,395,440	338,395,440	—

Funded Status	(67,722,813)	(20,136,940)	(87,859,753)	(71,362,030)

Net liability recorded under U.S. GAAP	(67,722,813)	(20,136,940)	(87,859,753)	(71,362,030)

Change in the plan assets

Fair value of the plan assets, beginning	—	262,175,184	262,175,184	—
Foreign exchange effect	—	33,152,633	33,152,633	—
Actual return on the plan assets	—	57,777,850	57,777,850	—
Employer contributions	—	7,027,780	7,027,780	—
Plan participant contributions	—	4,430,818	4,430,818	—
Benefits paid	—	(26,168,825)	(26,168,825)	—

Fair value of plans assets, ending	—	338,395,440	338,395,440	—

Service cost	(433,733)	(2,325,938)	(2,759,671)	117,341
Interest cost	(6,736,515)	(35,807,698)	(42,544,213)	(5,123,709)
Actual return on the plan assets	—	57,777,850	57,777,850	—
Actuarial gain (loss)	791,503	(30,579,412)	(29,787,,909)	(7,805,107)

Net periodic expenses	(6,378,745)	(10,935,198)	(17,313,943)	(12,811,475)

	Pension Benefits		Other Benefits
Assumptions as of December 31, 2007	Brazil	Colombia	Chile	Brazil	Colombia

Weighted - discount rate (1)	11.2%	9.8%	6.5%	12.1%	9.8%
Weighted - salary increase	6.1%	4.8%	3.5%	—	—
Weighted - return on plan assets (1)	12.8%	—	—	—	—
Weighted - long term inflation (2)	4.7%	4.8%	3.0%	5.0%	4.8%

(1) Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

	At December 31, 2008
	Pension Benefits			Other Benefits
	Non
	Contributory	Contributory	Total	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and obligations

Accumulated benefit obligation	(71,467,815)	(295,205,963)	(366,673,778)	(67,544,069)
Plan assets at fair value	—	263,658,877	263,658,877	—

Unfunded accumulated benefit	(71,467,815)	(31,547,086)	(103,014,901)	(67,544,069)

Changes in benefit (obligations)

Benefit (obligations) at January 1	(67,722,813)	(20,136,940)	(87,859,753)	(71,362,030)

Foreign exchange effect	(3,807,638)	8,122,730	4,315,092	3,451,838
Net periodic expense	(8,396,521)	(32,460,137)	(40,856,658)	(14,039,207)
Benefits paid	8,359,388	—	8,359,388	7,035,043
Contributions	—	11,262,469	11,262,469	1,903,086

Benefit (obligations) at December 31	(71,567,584)	(33,445,675)	(105,013,259)	(73,011,270)

Funded Status of the Plans
Projected Benefit Obligation	(71,567,584)	(296,870,755)	(368,438,339)	(73,011,270)
Fair value of the plans assets	—	263,658,877	263,658,877	—

Funded Status	(71,567,584)	(33,211,878)	(104,779,462)	(73,011,270)

Net liability recorded under U.S. GAAP	(71,567,584)	(33,211,878)	(104,779,462)	(73,011,270)

Change in the plan assets

Fair value of the plan assets, beginning	—	338,395,440	338,395,440	—
Foreign exchange effect	—	(58,336,722)	(58,336,722)	—
Actual return on the plan assets	—	(12,322,422)	(12,322,422)	—
Employer contributions	—	10,644,537	10,644,537	—
Plan participant contributions	—	617,932	617,932	—
Benefits paid	—	(15,339,888)	(15,339,888)	—

Fair value of plans assets, ending	—	263,658,877	263,658,877	—

Service cost	(383,642)	(2,524,006)	(2,907,648)	(1,018,460)
Interest cost	(6,611,581)	(34,540,519)	(41,152,100)	(5,933,779)
Actual return on the plan assets	—	(12,322,422)	(12,322,422)	—
Actuarial gain (loss)	(1,401,298)	16,926,810	15,525,512	(7,086,968)

Net periodic expenses	(8,396,521)	(32,627,993)	(41,024,514)	(14,039,207)

	Pension Benefits		Other Benefits
Assumptions as of December 31, 2008	Brazil	Colombia	Chile	Brazil	Colombia

Weighted - discount rate (1)	11.7%	10.2%	6.5%	12.1%	10.2%
Weighted - salary increase	7.3%	5.2%	3.5%	—	—
Weighted - return on plan assets (1)	12.5%	—	—	—	—
Weighted - long term inflation (2)	4.7%	5.2%	3.0%	5.0%	5.2%

(1)          Includes fixed long term inflation assumption detail in (2)

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Following is a schedule of estimated pay-out of pension benefits in each of the next five years:

As of December 31,
2008
ThCh$
2009	4,878,117
2010	37,245,214
2011	35,546,923
2012	33,692,893
2013	32,456,721
Thereafter	98,083,445

Total	241,903,313

The following data present some supplementary information regarding Enersis’s pension plans in Brazil:

Defined benefit pension plan assets allocations at December 31, 2007 and 2008, by assets category are as follows:

Asset Category	2007 Plan asset	2008 Plan asset

Equity securities	25.84%	13.28%
Debt securities	67.55%	77.11%
Real estate	5.76%	5.83%
Other	0.86%	3.77%

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

The following represents accumulated other comprehensive income balances as of December 31, 2006, 2007 and 2008 (in thousands of constant Chilean pesos as of December 31, 2007).

	2006
	Chilean GAAP		Application	Fair value
	cumulative	Effect of U.S. GAAP	of SFAS 158 in	of financial	Accumulated other
	translation	adjustments on cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 I g	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(271,485,374)	86,708,526	—	1,540,927	(183,235,921)
Credit (charge) for the period	18,456,903	(3,899,766)	12,156,208	(52,334,386)	(25,621,041)

Ending balance	(253,028,471)	82,808,760	12,156,208	(50,793,459)	(208,856,962)

	2007
	Chilean GAAP		Application	Fair value
	cumulative	Effect of U.S. GAAP	of SFAS 158 in	of financial	Accumulated other
	translation	adjustments on cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 I g	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(253,028,471)	82,808,760	12,156,208	(50,793,459)	(208,856,962)
Credit (charge) for the period	(133,746,994)	5,006,198	(524,630)	2,164,347	(127,101,079)

Ending balance	(386,775,465)	87,814,958	11,631,578	(48,629,112)	(335,958,041)

	2008
	Chilean GAAP		Application	Fair value
	cumulative	Effect of U.S. GAAP	of SFAS 158 in	of financial	Accumulated other
	translation	adjustments on cumulative	Ampla and Coelce	instruments used	comprehensive
	adjustment	translation adjustment	see Note 36 I g	in cash flow hedge	income (loss)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Beginning balance	(386,775,465)	87,814,958	11,631,578	(48,629,112)	(335,958,041)
Credit (charge) for the period	134,668,311	(46,634,501)	(12,356,132)	50,456,128	126,133,806

Ending balance	(252,107,154)	41,180,458	(724,554)	1,827,016	(209,824,234)

The Company does not recognize deferred tax assets associated with cumulative translation reclassification as the investment they are associated with is permanent in nature.

(n)   Goodwill and intangible assets

As discussed in Note 37 paragraph (i), Enersis S.A. adopted SFAS 142, which requires companies to stop amortizing goodwill and certain intangible assets with an indefinite useful life. Instead, SFAS 142 requires that goodwill and intangible assets deemed to have an indefinite useful life be reviewed for impairment upon adoption of SFAS 142, effective January 1, 2002 and annually thereafter. Under SFAS 142, goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The Company’s reporting units are at the operating subsidiary level. This methodology differs from Enersis’s previous policy, as provided under accounting standards existing at that time of using undiscounted cash flows on an enterprise-wide basis to determine if goodwill was recoverable. Subsequent to adoption in 2002 of SFAS No. 142, due to changes in circumstances, the Company recognized a non-cash charge of ThCh$761,320,894, to reduce the carrying value of goodwill.

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

In calculating the impairment charge, the fair values of the impaired reporting units’ goodwill underlying the segments were estimated using discounted cash flow methodology. The ThCh$761,320,894goodwill impairment is associated entirely with goodwill associated with investments in Argentina and Brazil. The impairment reflects the decline in the Company’s revenues and forecasted cash flows in their Argentina and Brazilian subsidiaries and the increase in inflation and interest rates and decreasing expectations of the currencies in Argentina and Brazil. Prior to performing the review for impairment, SFAS 142 required that all goodwill deemed to be related to the entity as a whole be assigned to all of the Company’s reporting units, including the reporting units of the acquirer.

A summary of the changes in the Company’s goodwill under U.S. GAAP during the year ended December 31, 2007 and 2008, by country of operation and segment is as follows:

	2007
		Acquisitions	Translation	Impairment
Goodwill by Country	January 1,	(Disposals)	adjustment	(i)	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,362,869,882	—	—	(104,928)	1,362,764,954
Colombia	37,808,968	—	(4,952,256)	—	32,856,712
Peru	22,195,351	—	(2,906,894)	—	19,288,457

Total	1,422,874,201	—	(7,859,150)	(104,928)	1,414,910,123

	2007
		Acquisitions	Translation	Impairment
Goodwill by Segment	January 1,	(Disposals)	adjustment	(i)	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	1,242,537,678	—	(4,890,808)	(104,928)	1,237,541,942
Distribution	180,256,310	—	(2,968,342)	—	177,287,968
Other	80,213	—	—	—	80,213

Total	1,422,874,201	—	(7,859,150)	(104,928)	1,414,910,123

	2008
		Acquisitions	Translation
Goodwill by Country	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	1,362,764,954	—	—	—	1,362,764,954
Colombia	32,856,713	—	5,788,914	—	38,645,627
Peru	19,288,457	—	3,398,364	—	22,686,821

Total	1,414,910,124	—	9,187,278	—	1,424,097,402

	2008
		Acquisitions	Translation
Goodwill by Segment	January 1,	(Disposals)	adjustment	Impairment	December 31,
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Generation	1,237,541,942	—	5,717,791	—	1,243,259,733
Distribution	177,287,968	—	3,469,487	—	180,757,455
Other	80,214	—	—	—	80,214

Total	1,414,910,124	—	9,187,278	—	1,424,097,402

(i)                         See Note 11 a) (7)

To perform goodwill impairment tests, the Company determines the fair value of its reporting units based on a valuation model which draws on medium-term planning data that the Company uses for internal reporting and planning purposes. The model uses the discounted cash flow approach and market comparables. The fair value of each reporting unit exceeded its carrying amount as of December 31, 2007 and 2008, except for the impairment recorded in 2007 over its equity method investee Gas Atacama Holding (See Note 11 (j)).

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

The Company’s intangible assets were ThCh$103,810,481 and ThCh$132,028,655 and related accumulated amortization were ThCh$65,244,146  and ThCh$87,690,142  as of December 31, 2007 and 2008, respectively. There is no difference between Chilean and U.S. GAAP in the amortization of intangible assets because all of the Company’s intangible assets are subject to amortization, since they relate to finite contracts or concessions.

The estimated amortization expense for the intangible assets with definite lives, which now mainly consist of rights of way for US GAAP purposes (which is equivalent under Chile GAAP) for each of the five succeeding fiscal years is as follows:

Year	Amortization
ThCh$

2009	(9,963,318)
2010	(7,537,327)
2011	(5,235,412)
2012	(1,892,460)
2013	(19,709,997)

(o)              Asset retirement obligations

As discussed in Note 37 paragraph (aa), the Company adopted SFAS No. 143 effective January 1, 2003. The following table describes all changes to the Company’s U.S. GAAP asset retirement obligation during the year ended December 31, 2007 and 2008:

	As of December 31,
	2007	2008
	ThCh$	ThCh$

Balance as of January 1,	(2,501,885)	(2,814,438)
Cumulative Translation Adjustment	208,626	(344,791)
Liabilities incurred in the period	(499,520)	—
Accretion expense	(21,659)	(101,121)

Balance as of December 31,	(2,814,438)	(3,260,350)

(p)              Capital lease obligations

Minimum lease obligations for capital lease are presented net of interest expense, and as of December 31, are summarized as follows:

	Year ended December 31,
	2007	2008
	ThCh$	ThCh$
Short-term:
Lease obligations	12,379,761	11,688,665
Less: interest expense	(4,502,525)	(4,249,231)

Net short-term lease obligations	7,877,236	7,439,434

Long-term:
Lease obligations	81,388,906	131,464,571
Less: interest expense	(18,664,074)	(26,896,160)

Net long-term lease obligations	62,724,832	104,568,411
Weighted-average interest rate	7.18%	6.21%

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

Future payments under capital leases are summarized as follows:

Year ended
December 31, 2008
ThCh$

2009	11,688,665
2010	17,925,030
2011	15,754,475
2012	31,923,069
2013 and thereafter	65,861,997

Total	143,153,236

(q)              Available for sale securities

Under US GAAP, the company classifies certain marketable securities as available for sale securities

Realized gains and losses are determined using the proceeds from sales less the cost of the investment identified to be sold. Gross gains and losses realized on the sale of available for-sale securities for the years ended December 31, 2006 and 2007 are as follows:

		Gross
		unrealized	Fair
	Cost	gains	value
	ThCh$	ThCh$	ThCh$

Securities available for sale at December 31, 2006	10,549,407	—	10,549,407
Securities available for sale at December 31, 2007	11,215,653	—	11,215,653
Securities available for sale at December 31, 2008	—	—	—

Information on sales of available for sale securities during the three years in the period ended December 31, 2006, 2007 and 2008 is as follows:

	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Proceeds from sales	6,341,493	10,549,407	11,215,653

As of December 2006, 2007 and 2008, the Company has no securities that are considered to be trading securities. The cost of available for sale securities is determined using the average cost method.

(r)              Recent accounting pronouncements

FASB Statement No. 141 (Revised 2007), ‘Business combinations’ (“SFAS 141R”). SFAS 141R provides additional guidance on improving the relevance, representational faithfulness, and comparability of the financial information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Statement No. 160, ‘Non-controlling interests in consolidated financial statements - an amendment of ARB No. 51’ (“SFAS 160”). SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the non-controlling

ENERSIS S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements – (Continued)

interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 141(R)-1, ‘Accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies’ (“FSP FAS 141(R)-1”). FSP FAS 141(R)-1 amends and clarifies SFAS 141R to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. Under the new guidance, assets acquired and liabilities assumed in a business combination that arise from contingencies should be recognized at fair value on the acquisition date if fair value can be determined during the measurement period. If fair value cannot be determined, companies should typically account for the acquired contingencies using existing guidance. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 152-2 and FAS 124-2, ‘Recognition and presentation of other-than-temporary impairments’ (“FSP FAS 152-2 and FAS 124-2”). FSP FAS 152-2 and FAS 124-2 clarifies that in periods in which an entity determines that a security’s decline in fair value below its amortized cost basis as other than temporary, the entity shall present the total other-than-temporary impairment in the income statement with an offset for the amount of the total other-than-temporary impairment that is recognized in other comprehensive income, if any. This FSP is effective for interim and annual reporting periods ending after June 15, 2009. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-2, ‘Effective date of FASB Statement No. 157’ (“FSP FAS 157-2”). FSP FAS 157-2 delays the effective date of FASB Statement No. 157, Fair Value Measurements (“SFAS 157”) for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

FASB Staff Position FAS 157-4, ‘Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly’ (“FSP FAS 157-4”). FSP FAS 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP is effective for interim and annual reporting periods ending after June 15, 2009 and is applied prospectively. The impact of implementing this new pronouncement on the Company’s financial statements is currently unknown.

As discussed on Note 36, Enersis S.A. has adopted IFRS as its accounting standards beginning on January 1, 2009. The Company expects that its next Annual Report on Form 20-F, for the fiscal year ended December 31, 2009, will be filed using IFRS as the accounting principles used in preparing its financial statements.

SCHEDULE I

Rule 5-04 of the Securities and Exchange Commission requires presentation of condensed financial statements of the registrant (parent company) when restricted net assets, defined as assets not to be transferred to the parent company in the form of loans, advances or cash dividends of the subsidiary without the consent of a third party.

Following are the parent company Chilean GAAP balance sheets as of December 31, 2007 and 2008 and results of operations and cash flows for the years ended December 31, 2006, 2007 and 2008. Note that there are no differences in shareholders’ equity and net income under Chilean GAAP between the parent company and the consolidated company in any of the presented periods.

ENERSIS S.A.

BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008 and thousands of US dollars)

	As of December 31,
	2007	2008	2008
		ThCh$	ThUS$
ASSETS

CURRENT ASSETS:
Cash	195,303	18,413,130	28,931
Time deposits	14,475,077	37,626,269	59,119
Notes receivable, net	—	—	—
Other accounts receivable, net	1,797,206	1,457,865	2,291
Amounts due from related companies	204,971,858	10,214,017	16,048
Income taxes recoverable	13,302,323	17,334,174	27,236
Prepaid expenses	7,004	75,433	119
Deferred income taxes	20,943,180	8,168,576	12,834
Other current assets	79,541,586	62,282,303	97,859

Total current assets	335,233,537	155,571,767	244,437

PROPERTY, PLANT AND EQUIPMENT:
Buildings and infrastructure	26,378,649	26,378,458	41,446
Machinery and equipment	3,603,558	3,644,065	5,726
Other assets	938,326	717,885	1,128
Technical appraisal	41,957	41,903	66

Sub - total	30,962,489	30,782,311	48,366

Less: accumulated depreciation	(18,918,642)	(20,096,399)	(31,576)

Total property, plant and equipment, net	12,043,847	10,685,912	16,790

OTHER ASSETS:
Investments in related companies	2,679,366,514	3,285,141,637	5,161,665
Investment in other companies	12,611,945	15,770,517	24,779
Goodwill, net	681,473,767	618,796,082	972,262
Negative goodwill, net	(425,165)	(437,884)	(688)
mounts due from related companies	356,860,601	320,464,689	503,519
Deferred income taxes long-term	23,148,758	—	—
Intangibles	1,823,387	1,823,387	2,865
Accumulated amortization	(902,541)	(993,883)	(1,562)
Other assets	64,577,561	4,931,396	7,748

Total other assets	3,818,534,827	4,245,495,941	6,670,588

TOTAL ASSETS	4,165,812,211	4,411,753,620	6,931,815

SCHEDULE I

ENERSIS S.A.

BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008 and thousands of US dollars)

	As of December 31,
	2007	2008	2008
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Obligations with benches and short-term financial institutions	—	34,136,613	53,636
Current portion of long-term debt due to banks and financial institutions	915,418	95,694,484	150,356
Current portion of bonds payable	9,326,592	10,597,279	16,650
Dividends payable	421,964	387,478	609
Accounts payable	223,558	252,397	397
Miscellaneous payables	379,238	471,578	741
Amounts payable to related companies	176,680,300	13,342,680	20,964
Accrued expenses	5,489,198	7,139,463	11,218
Withholdings	344,543	6,041,425	9,492
Income tax	132,058	392,418	617
Other current liabilities	2,341,594	1,952,557	3,068

Total current liabilities	196,254,463	170,408,372	267,748

LONG -TERM LIABILITIES:
Due to banks and financial institutions	189,389,624	—	—
Bonds payable	362,156,896	417,553,588	656,067
Amounts payable to related companies	—	—	—
Miscellaneous payables	—	25	—
Accrued expenses	33,756,690	18,015,514	28,306
Deferred income taxes	—	1,101,865	1731
Other long-term liabilities	222,659,249	107,461,444	168,845

Total long-term liabilities	807,962,459	544,132,436	854,949

SHAREHOLDERS’ EQUITY:
Paid-in capital, no par value shares	2,824,882,834	2,824,882,834	4,438,499
Additional paid-in capital	201,314,070	201,314,070	316,308
Other reserves	(474,250,155)	(339,568,470)	(533,535)
Retained earnings	423,601,980	490,313,366	770,388
Net income for the year	205,141,910	570,883,101	896,980
Provisional dividends	(19,095,350)	(50,612,089)	(79,522)

Total shareholders’ equity	3,161,595,289	3,697,212,812	5,809,118

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,165,812,211	4,411,753,620	6,931,815

SCHEDULE I

ENERSIS S.A.

INCOME STATEMENT

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008 and thousands of US dollars)

	Years ended December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$

OPERATING INCOME:
SALES	5,492,782	5,456,592	5,447,414	8,559
COST OF SALES	(1,544,655)	(1,634,571)	(1,714,126)	(2,693)

GROSS PROFIT	3,948,127	3,822,021	3,733,288	5,866

ADMINISTRATIVE AND SELLING EXPENSES	(19,710,806)	(21,870,852)	(23,476,673)	(36,887)

OPERATING LOSS	(15,762,679)	(18,048,831)	(19,743,385)	(31,021)

NON-OPERATING INCOME AND EXPENSES:
Interest income	31,007,644	39,177,200	35,875,802	56,369
Equity in income of related companies	465,245,713	317,020,474	652,727,068	1,025,575
Other non-operating income	7,695,665	13,591,921	8,140,013	12,790
Equity in losses of related companies	(11,308,418)	(10,660)	(7,233,061)	(11,365)
Amortization of goodwill	(63,584,720)	(63,504,580)	(63,598,254)	(99,927)
Interest expense	(57,630,857)	(59,450,542)	(55,174,610)	(86,691)
Other non-operating expenses	(3,507,751)	(956,171)	(11,734,274)	(18,437)
Price-level restatements, net	(883,731)	(6,895,058)	(10,945,606)	(17,198)
Exchange difference, net	(5,188,455)	(21,291,132)	61,868,900	97,209

NON-OPERATING RESULT	361,845,090	217,681,452	609,925,978	958,325

INCOME BEFORE INCOME TAXES AND AMORTIZATION OF NEGATIVE GOODWILL	346,082,411	199,632,621	590,182,593	927,304

INCOME TAX	(11,674,067)	5,465,965	(19,346,993)	(30,398)

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	334,408,344	205,098,586	570,835,600	896,906

AMORTIZATION OF NEGATIVE GOODWILL	46,896	43,324	47,501	74

NET INCOME FOR THE YEAR	334,455,240	205,141,910	570,883,101	896,980

SCHEDULE I

ENERSIS S.A.

STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2008 and thousands of US dollars)

	As of December 31,
	2006	2007	2008	2008
	ThCh$	ThCh$	ThCh$	ThUS$
CASH FLOWS FROM OPERATING ACTIVITIES :

Net income for the year	334,455,240	205,141,910	570,883,101	896,980

Charges (credits) to income which do not represent cash flows:
Depreciation	1,485,987	1,575,335	1,649,119	2,591
Amortization of intangibles	91,341	91,341	91,341	144
Equity in income of related companies	(465,245,713)	(317,020,474)	(652,727,068)	(1,025,575)
Equity in losses of related companies	11,308,418	10,660	7,233,061	11,365
Amortization of goodwill	63,584,720	63,504,580	63,598,254	99,927
Amortization of negative goodwill	(46,897)	(43,324)	(47,501)	(75)
Price-level restatement, net	883,731	6,895,058	10,945,606	17,198
Exchange difference, net	5,188,454	21,291,132	(61,868,900)	(97,209)
Other credits to income which do not represent cash flows	(146,971)	(5,512,124)	—	—
Other charges to income which do not represent cash flows	3,281,109	1,041,330	6,178,973	9,708

Changes in assets which affect cash flows:
Decrease in dividends receipts	—	—	—	—
Decrease in other assets	135,378,053	181,486,847	266,017,692	417,971

Changes in liabilities which affect cash flows:
Increase (decrease) in accounts payable associated with operating results	(14,620,485)	(2,736,571)	(6,420,961)	(10,089)
Increase in interest payable	7,117,800	12,994,359	(33,600,712)	(52,794)
Decrease in income tax payable	13,111,378	(2,735,302)	27,206,542	42,747
Increase in other accounts payable associated with non-operating results	(23,174,810)	(5,038,988)	(6,769,333)	(10,636)
Net decrease in value added tax and other similar taxes payable	49,786	1,094,607	3,124,478	4,909

Net cash flows provided by operating activities	72,701,141	162,040,376	195,493,692	307,162

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans obtained	191,633,915	21,684,768	34,081,000	53,549
Other loans obtained from related companies	39,165,103	44,975,163	1,599,712	2,513
Loans obtained from related companies	10,904,034	—	—	—
Other sources of financing	—	—	1,783,600	2,802
Dividends paid by related company	—	—	—	—
Dividends paid	(81,370,214)	(202,963,255)	(154,048,173)	(242,043)
Payment of loans	(50,158,544)	—	(108,122,594)	(169,884)
Payment of bonds	(186,645,709)	(1,675,031)	(1,626,176)	(2,555)
Payment of loans granted by related companies	(13,660,876)	—	—	—
Payment of other loans obtained from related companies	—	—	(144,733,306)	(227,407)
Other disbursements for financing	—	—	—	—

Net cash used in financing activities	(90,132,291)	(137,978,355)	(371,065,937)	(583,025)

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales of property, plant and equipment	219,277	—	—	—
Other receipts from investment	28,103,602	3,159,947	31,849,336	50,042
Proceeds from loans granted to related companies	26,773,256	73,434,627	196,458,862	308,679
Long-term investments	(14,179,720)	(284,048)	—	—
Loans granted to relates companies	(240,392)	—	5,242,995	8,238
Other loans to related companies	(7,197,447)	(24,298,228)	—	—
Sales of other investment	—	—	—	—
Additions to property, plant and equipment	(211,889)	(614,594)	(268,993)	(422)
Other disbursement for investments	(587,616)	(24,359,230)	(11,201)	(18)

Net cash provided by investing activities	32,679,070	27,038,474	233,270,999	366,519

NET CASH FLOW FOR THE YEAR	15,247,921	51,100,495	57,698,754	90,656

EFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENTS	28,542	(957,545)	(6,734,597)	(10,582)

NET INCREASE IN CASH AND CASH EQUIVALENTS	15,276,463	50,142,950	50,964,157	80,074

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	141,651	15,418,113	65,561,063	103,012

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	15,418,113	65,561,063	116,525,220	183,086

SCHEDULE I

ENERSIS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of historical Chilean pesos, except as stated)

		Additional			Deficit of
	Paid-in	paid-in	Other	Retained	subsidiaries in	Interim	Net income
	capital	capital	reserves	earnings	development stage	dividends	for the year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

As of January 1, 2006	2,365,606,672	168,583,950	(236,727,351)	230,391,292	—	—	68,016,865	2,595,871,428
Transfer of prior year income to retained earnings	—	—	—	68,016,865	—	—	(68,016,865)	—
Investment equity variations	—	—	(10,585,093)	—	—	—	—	(10,585,093)
Accumulated deficit of subsidiaries in development stage	—	—	—	—	(181,751)	—	—	(181,751)
Final dividend N° 73	—	—	—	(32,651,166)	—	—	—	(32,651,166)
Cumulative translation adjustment	—	—	14,766,794	—	—	—	—	14,766,794
Reserve Technical Bulletin No. 72	—	—	(825,381)	—	—	—	—	(825,381)
Price-level restatement	49,677,740	3,540,263	(4,971,274)	5,522,778	—	—	—	53,769,507
Interim dividend	—	—	—	—	—	(36,242,795)	—	(36,242,795)
Net income for the year	—	—	—	—	—	—	285,960,366	285,960,366

As of December 31, 2006	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909

As of December 31, 2006 (1)	2,824,882,834	201,314,070	(278,761,824)	317,285,020	(212,574)	(42,389,065)	334,455,240	3,356,573,701

As of January 1, 2007	2,415,284,412	172,124,213	(238,342,305)	271,279,769	(181,751)	(36,242,795)	285,960,366	2,869,881,909
Transfer of prior year income to retained earnings	—	—	—	249,535,820	181,751	36,242,795	(285,960,366)	—
Investment equity variations	—	—	(7,702,898)	—	—	—	—	(7,702,898)
Final dividend N° 75	—	—	—	(159,675,172)	—	—	—	(159,675,172)
Reserve Technical Bulletin No. 72	—	—	(56,695,443)	—	—	—	—	(56,695,443)
Cumulative translation adjustment	—	—	(115,113,442)	—	—	—	—	(115,113,442)
Price-level restatement	178,731,046	12,737,192	(17,637,331)	27,842,117	—	(190,784)	—	201,482,240
Interim dividend	—	—	—	—	—	(17,343,973)	—	(17,343,973)
Net income for the year	—	—	—	—	—	—	188,376,410	188,376,410

As of December 31, 2007	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631

As of December 31, 2007 (1)	2,824,882,834	201,314,070	(474,250,155)	423,601,980	—	(19,095,350)	205,141,910	3,161,595,289

As of January 1, 2008	2,594,015,458	184,861,405	(435,491,419)	388,982,534	—	(17,534,757)	188,376,410	2,903,209,631
Transfer of prior year income to retained earnings	—	—	—	170,841,653	—	17,534,757	(188,376,410)	—
Investment equity variations	—	—	11,489,022	—	—	—	—	11,489,022
Final dividend N° 77	—	—	—	(111,424,065)	—	—	—	(111,424,065)
Reserve Technical Bulletin No. 72	—	—	13,374	—	—	—	—	13,374
Cumulative translation adjustment	—	—	123,179,289	—	—	—	—	123,179,289
Price-level restatement	230,867,376	16,452,665	(38,758,736)	41,913,244	—	(351,822)	—	250,122,727
Interim dividend	—	—	—	—	—	(50,260,267)	—	(50,260,267)
Net income for the year	—	—	—	—	—	—	570,883,101	570,883,101

As of December 31, 2008	2,824,882,834	201,314,070	(339,568,470)	490,313,366	—	(50,612,089)	570,883,101	3,697,212,812

As of December 31, 2008 (2)	4,438,499	316,308	(533,535)	770,388	—	(79,522)	896,980	5,809,117

(1) Restated in thousands of constant Chilean pesos as of December 31, 2008.

(2) Expressed in thousands of US$as of December 31, 2008

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the dividends received by Enersis individual in the years ended December 31, 2006, 2007 and 2008:

	Years ended December 31,
	2006	2007	2008
	ThCh$	ThCh$	ThCh$

Dividends received	149,128,178	204,886,686	195,555,835

The Company has subsidiaries that must abide by certain financial ratios and covenants that require minimum equity levels or that contain other characteristics that restrict the transfer of assets to the parent company. The amounts of Enersis´s proportionate share of restricted net assets in consolidated subsidiaries as of December 31, 2008 is  ThCh$ 1,571,456,602.

* * * * * *

EXHIBIT INDEX

Exhibit	Description
1.1	By-laws (Estatutos) of Enersis, as amended.*
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation).*
4.1	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (Spanish version).**
4.2	Assignment of Rights Contract, dated January 27, 2004, between Endesa Internacional S.A. and Enersis (English version).**
8.1	List of Subsidiaries as of December 31, 2008.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*      Incorporated by reference to Enersis Report on Form 20-F for the year ended December 31, 2006 filed with the Securities and Exchange Commission on May 14, 2007.

**   Incorporated by reference to Enersis Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 10, 2005.

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Enersis