Form 20-F
period 2009-12-31
ENERSIS SA
filed 2010-06-11
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Nicolás Billikopf, (56-2) 353-4639, nbe@enersis.cl, Santa Rosa 76, Piso 15, Santiago, Chile
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

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

Enersis’ Simplified Organizational Structure (*)

as of December 31, 2009

(*) Only principal operating subsidiaries are presented here. Percentage ownership includes Enersis’ direct and indirect equity interests.

GLOSSARY

Acciona	ACCIONA, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain until June 25, 2009.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	Endesa Chile’s Colombian subsidiary which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Bureau Veritas	Bureau Veritas	International independent certification company.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of Enersis.

CAM	Compañía Americana de Multiservicios Ltda.	Enersis’ subsidiary engaged in the electrical parts procurement business.

Cammesa	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. Cammesa’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’s subsidiary that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A.	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area, a subsidiary of Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá, and is a subsidiary of Enersis.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur	Endesa Brasil’s subsidiary transmission company with operations in Argentina.

DECA	Distribuidora de Energía de Cundinamarca S.A.	Colombian distribution company, subsidiary of Codensa

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, and a subsidiary of Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of Enersis.

EEB	Empresa de Energía de Bogota S.A.

Colombian stated-owned financial and energy holding company, with investments in the electricity generation, transmission, commercialization and distribution sectors; and in the natural gas transmission, distribution and commercialization sectors.

El Chocón	Central Hidroeléctrica El Chocón S.A.	Endesa Chile’s subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Elesur	Elesur S.A.	A former Chilean subsidiary of Enersis that absorbed Chilectra, and later changed its name to Chilectra.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil S.A.	Brazilian holding company, a subsidiary of Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our generation subsidiary with operations in four countries in South America.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de agua mini hydro plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by our subsidiary Endesa Brasil.

Endesa Latinoamérica	Endesa Latinoamérica, S.A.U.	A subsidiary of Endesa Spain and our direct controller, formerly known as Endesa Internacional, S.A.

Endesa Spain	ENDESA, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	ENERSIS S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Registrant of this report.

ENRE	Ente Nacional Regulatorio de la Energía	Argentine national regulatory authority for the energy sector.

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

Foninvenem	Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in the north of Chile that is 50% owned by Endesa Chile.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina, Brazil and Colombia.

GNLQ	Gas Natural Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG will be unloaded, stored and regasified.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Ltda.	Enersis’ wholly-owned subsidiary engaged in the real estate business.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Ministry of Mines and Energy of Brazil.

NCRE	Non Conventional Renewable Energy	Refers to energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UF	Unidad de Fomento	Chilean inflation-indexed, peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to ENERSIS S.A.  (Enersis or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries and affiliates is expressed in terms of our economic interest as of December 31, 2009.

We are a Chilean company with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  As of the date of this report, we own 60.0% of Empresa Nacional de Electricidad S.A. (Endesa Chile) and 99.1% of Chilectra S.A.  As of the same date ENDESA S.A. (Endesa Spain), a Spanish electricity generation and distribution company, owns 60.6% of Enersis.  Enel S.p.A. (Enel), an Italian generation and distribution company, owns through a wholly-owned subsidiary 92.1% of Endesa Spain.

Financial Information

In this report on Form 20-F, unless otherwise specified, references to “dollars” or “$” are to dollars of the United States of America; references to “pesos” or “Ch$” are to Chilean pesos, the legal currency of Chile; references to “Ar$” or “Argentine pesos” are to the legal currency of Argentina; references to “R$” or “reais” are to the Brazilian real, the legal currency of Brazil; references to “soles” are to Peruvian Nuevo Sol, the legal currency of Peru; references to “CPs” or “Colombian pesos” are to the legal currency of Colombia; references to “€” or “Euros” are to the legal currency of the European Union; and references to “UF” are to Unidades de Fomento.

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2009, UF 1 was equivalent to Ch$ 20,942.88.  The dollar equivalent of UF 1 was $ 41.30 at December 31, 2009, using the Observed Exchange Rate, reported by the Banco Central de Chile (the Chilean Central Bank or the Central Bank) as of December 31, 2009 of Ch$ 507.10 per $ 1.00.  As of May 31, 2010, UF 1 was equivalent to Ch$ 21,112.41.  The dollar equivalent of UF 1 was $ 39.79 as of May 31, 2010, using the Observed Exchange Rate reported by the Central Bank of Ch$ 530.62 per $ 1.00.

Our Consolidated Financial Statements and, unless otherwise indicated, other financial information concerning to Enersis included in this report are presented in pesos.  Until the year ended December 31, 2008, Enersis prepared its financial statements in accordance with generally accepted accounting principles in Chile (Chilean GAAP).  In accordance with the rules of the Superintendency of Securities and Insurance (SVS), for 2009, Enersis has prepared its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standard Board (IASB).  The opening IFRS statement of financial position was prepared as of January 1, 2008.  A description of the principal differences between Chilean GAAP and IFRS applicable to Enersis, a reconciliation of our shareholders’ equity as of January 1 and December 31, 2008, and a reconciliation to the net income for the year ended December 31, 2008 from Chilean GAAP to IFRS, are included in Note 40 to our Consolidated Financial Statements.

Subsidiaries are consolidated by the global integration method, incorporating into the Consolidated Financial Statements all assets, liabilities, income, expenses and cash flows after making the corresponding adjustments and eliminations for intra-company transactions.

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional integration method. Enersis recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so that the aggregation of balances and subsequent eliminations, takes place only in the proportions of Enersis’ shares in them.

Investments in associates over which the Company has significant influence, are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates, see Appendix No. 1 of the Consolidated Financial Statements.

For the convenience of the reader, this report contains translations of certain peso amounts into dollars at specified rates.  Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate, as defined in “Item 3.  Key Information — A. Selected Financial Data — Exchange Rates” as of December 31, 2009.  The Federal Reserve Bank of New York does not report a noon buying rate for pesos.  No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate (See "Item 3.  Key Information — A. Selected Financial Data — Exchange Rates").

Technical Terms

References to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively; references to “MW” and “MWh” are to megawatts and megawatt hours, respectively; references to “kW” and “kWh” are to kilowatts and kilowatt hours, respectively; references to “kV” are to kilovolts, and references to “MVA” are to megavolt amperes.  Unless otherwise indicated, statistics provided in this report with respect to electricity generation facilities are expressed in MW, in the case of the installed capacity of such facilities.  One TW = 1,000 GW, one GW = 1,000 MW, and one MW = 1,000 kW.

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

Energy losses experienced by generation companies during transmission are calculated by subtracting the number of GWh of energy sold from the number of GWh of energy generated (excluding own energy consumption and losses of the power plant), within a given period.  Losses are expressed as a percentage of total energy generated.

Energy losses during distribution are calculated as the difference between total energy purchased (GWh of physical demand, including own generation) and the energy sold (GWh), within a given period.  Losses are expressed as a percentage of total energy purchased.  Losses in distribution arise from illegally tapped energy as well as technical failures.

Calculation of Economic Interest

References are made in this report to the “economic interest” of Enersis in its related companies.  In circumstances where we do not directly own an interest in a related company, our economic interest in such ultimate related company is calculated by multiplying the percentage economic interest in a directly held related company by the percentage economic interest of any entity in the ownership chain of such related company.  For example, if we own 60% of a directly held subsidiary and that subsidiary owns 40% of an associate, our economic interest in such associate would be 24%.

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data.

The following summary of consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements, included in this report.  Our audited Consolidated Financial Statements as of and for the years ended December 31, 2009 and 2008 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  For further detail on the adoption of IFRS, please see “Introduction – Financial Information.”  The financial data as of and for each of the two years ended December 31, 2009 in the table below are presented in nominal pesos.

In general, amounts are expressed in million except for ratios, operating data, shares and ADS data.  For the convenience of the reader, all data presented in dollars in the following summary, from and at the end of the year ended December 31, 2009, are translated at the Observed Exchange Rate for December 31, 2009 of Ch$ 507.10 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this report could have been or could be converted into dollars or pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Exchange Rates” below.

The following table sets forth the selected consolidated financial data of Enersis S.A. in accordance with IFRS for the periods indicated:

	As of and for the year ended December 31,
	2008	2009	2009 (1)
	Ch$ Million		Million of $
CONSOLIDATED INCOME STATEMENT DATA

Amounts in accordance with IFRS

Revenues from Operations	6,559,591	6,449,888	12,719
Operating Costs	(4,695,941)	(4,525,252)	(8,924)

Operating Income	1,863,651	1,924,636	3,795
Interest (Expense), Net	(419,330)	(309,118)	(610)
Total gain (loss) on sale of non-current assets not held for sale	2,503	53,311	105
Other non Operating Income (loss), net	3,261	2,236	5

Income (loss) before Income Taxes	1,450,085	1,671,065	3,295
Income taxes	(415,903)	(359,737)	(709)

Net Income	1,034,182	1,311,328	2,586
Net income attributable to: Shareholders of the company	507,590	660,231	1,302
Net income attributable to: Minority Interest	526,592	651,097	1,284
Net income (loss) from continuing operations per Share (Ch$/$ per share)	15.55	20.22	0.0399
Net income (loss) from continuing operations per ADS	777.29	1,011.04	1.9938
Net Income (loss) per Share (Ch$/$ per share)	15.55	20.22	0.0399
Net Income (loss) per ADS (Ch$/$ per ADS)	777.29	1,011.04	1.9938
Cash Dividends per Share (Ch$/$ per share)	4.95	7.02	0.0138
Cash Dividends per ADS (Ch$/$ per ADS)	247.50	351.00	0.6922
Capital stock	2,983,642	2,983,642
Number of shares of common stock (thousands)	32,651,166	32,651,166
Number of American Depository Shares (thousands)	71,267	81,303

CONSOLIDATED BALANCE SHEET DATA

Amounts in accordance with IFRS

Total Assets	13,781,176	13,210,140	26,050
Non-Current Liabilities	5,049,265	4,637,749	9,146
Equity Attributable to Shareholders of the Company	3,091,315	3,518,480	6,780
Equity Attributable to Minority Interest	2,937,816	2,858,524	5,637

Other Consolidated Financial Data
Amounts in accordance with IFRS
Capital Expenditures Paid (2)	781,542	736,474	1,452
Depreciation, amortization and impairment losses	417,113	520,297	1,026

(1)             Solely for the convenience of the reader, peso amounts have been translated into dollars at the exchange rate of Ch$ 507.10 per dollar, the Observed Exchange Rate as of December 31, 2009.

(2)             Capex figures represent effective payments for each year.

	As of and for the year ended December 31,
	2005	2006	2007	2008	2009
OPERATING DATA OF SUBSIDIARIES

Chilectra (Chile)
Electricity Sold (GWh)	11,851	12,377	12,923	12,535	12,585
Number of Customers (thousands)	1,404	1,437	1,483	1,534	1,579
Total Energy Losses (%)(1)	5.5%	5.4%	5.9%	5.9%	6.1%

Edesur (Argentina)
Electricity Sold (GWh)	14,018	14,837	15,833	16,160	16,026
Number of Customers (thousands)	2,165	2,196	2,228	2,262	2,305
Total Energy Losses (%)(1)	11.4%	10.5%	10.7%	10.6%	10.5%

Ampla (Brazil)
Electricity Sold (GWh)	8,174	8,668	8,985	9,119	9,394
Number of Customers (thousands)	2,216	2,316	2,379	2,466	2,522
Total Energy Losses (%)(1)	22.4%	21.9%	21.4%	20.2%	21.2%

Coelce (Brazil)
Electricity Sold (GWh)	6,580	6,769	7,227	7,571	7,860
Number of Customers (thousands)	2,438	2,543	2,689	2,842	2,965
Total Energy Losses (%)(1)	14.0%	13.0%	12.5%	11.7%	11.6%

Codensa (Colombia) (5)
Electricity Sold (GWh)	10,094	10,755	11,441	11,822	12,144
Number of Customers (thousands)	2,073	2,138	2,209	2,285	2,476
Total Energy Losses (%)(1)	9.4%	8.9%	8.7%	8.1%	8.4%

Edelnor (Peru)
Electricity Sold (GWh)	4,530	4,874	5,201	5,599	5,716
Number of Customers (thousands)	925	952	986	1,028	1,061
Total Energy Losses (%)(1)	8.6%	8.2%	8.1%	8.2%	8.1%

Endesa Chile
Installed capacity in Chile (MW)(4)	4,477	4,477	4,779	5,283	5,650
Installed capacity in Argentina (MW)	3,623	3,639	3,644	3,652	3,652
Installed capacity in Colombia (MW)	2,657	2,779	2,829	2,895	2,895
Installed capacity in Peru (MW)	969	1,426	1,468	1,467	1,667
Production in Chile (GWh)(2) (4)	18,764	19,973	18,773	21,267	22,239
Production in Argentina (GWh)(2)	12,333	13,750	12,117	10,480	11,955
Production in Colombia (GWh)(2)	11,864	12,564	11,942	12,905	12,674
Production in Brazil (GWh)(2)(3)	2,645	-	-	-	-
Production in Peru (GWh)(2)	4,516	6,662	7,654	8,102	8,163

Endesa Brasil
Installed capacity in Brazil (MW)(3)	1,039	980	987	987	987
Production in Brazil (GWh)(2)(3)	3,954	4,489	3,954	3,379	3,319

(1)             Energy losses are calculated as the difference between total energy purchased (GWh of physical demand, including own generation) and the energy sold (GWh), within a given period.  Losses are expressed as a percentage of total energy purchased.  Losses in distribution arise from illegally tapped energy as well as technical failures.

 (2)           Energy production is defined as total generation minus energy consumption and technical losses within our own power plants.

 (3)           As a result of the creation of Endesa Brasil, Cachoeira Dourada became a subsidiary of Enersis as of October 2005.  As of the same date, Enersis also started to consolidate Endesa Fortaleza.  Ampla had generation facilities which were sold in 2006.

 (4)           The differences in the 2008 figures of Chile compared to those reported in our 2008 Form 20‑F are explained by the consolidation of 50% of GasAtacama, a jointly controlled company, into Endesa Chile’s financial statements due to the adoption of IFRS in January 2009, which requires proportional consolidation of the owned joint ventures.

 (5)   Values for year 2009 include the consolidation of 49.0% of Distribuidora de Energía de Cundinamarca S.A.(DECA), a jointly-controlled company of Codensa, into Codensa’s financial statement, due to the adoption of IFRS in January 2009, which requires proportional consolidation of the owned joint ventures.  This consolidation also affects other 2009 figures such as capital expenditure, kilometers of concession area, transmission lines, sub-stations, transformers and employees.  The 2009 figure for electricity sold does not coincide with previously disclosed Company information, as the required data for DECA was not available at that earlier time.

Exchange Rates

Fluctuations in the exchange rate between the peso and the dollar will affect the dollar equivalent of the peso price of our shares of common stock, without par value (the Shares or the Common Stock), on the Bolsa de Comercio de Santiago (the Santiago Stock Exchange), the Bolsa Electrónica de Chile (the Chilean Electronic Exchange) and the Bolsa de Corredores de Valparaíso (the Valparaíso Stock Exchange) (collectively, the Chilean Exchanges).  These exchange rate fluctuations will likely affect the price of the Company’s American Depositary Shares (ADSs) and the conversion of cash dividends relating to the Shares represented by ADSs from pesos to dollars.  In addition, to the extent financial liabilities of the Company are denominated in foreign currencies, exchange rate fluctuations may have a significant impact on earnings.

The Ley Orgánica del Banco Central de Chile 18,840 (the Central Bank Act), provides that the Central Bank may require that certain purchases and sales of foreign currency be carried out in the Mercado Cambiario Formal (the Formal Exchange Market), a market comprised of banks and other entities explicitly authorized by the Central Bank.  Purchases and sales of foreign currency, which can take place outside the Formal Exchange Market, can be carried out in the Mercado Cambiario Informal (the Informal Exchange Market), which is a recognized currency market in Chile.  Free market forces drive both the Formal and Informal Exchange Markets.  Foreign currency for payments and distributions with respect to the ADSs may be purchased in either the Formal or the Informal Exchange Market, but such payments and distributions must be remitted through the Formal Exchange Market.  The Central Bank publishes daily the dólar observado (the Observed Exchange Rate), which is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange Market.

Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of each other.  The Informal Exchange Rate means the average rate at which transactions are made in the Informal Exchange Market.  On December 31, 2009, the Informal Exchange Rate was Ch$ 507.45, or 0.07% higher than the published Observed Exchange Rate of Ch$ 507.10 per $ 1.00.  On May 31, 2010, the informal exchange rate was Ch$ 530.35 per $ 1.00, 0.05% lower than the Observed Exchange Rate corresponding to such date of Ch$ 530.62 per $ 1.00.  Unless otherwise indicated, amounts translated to dollars were calculated based on the exchange rates in effect as of December 31, 2009.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate(1) (Ch$ per $)
Year	Low	High	Average(2)	Period- end
2005	509.70	592.75	558.06	512.50
2006	511.44	549.63	529.64	532.39
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average(2)	Period- end
2009
December	495.51	508.75	—	507.10
2010
January	489.47	531.75	—	523.10
February	525.48	546.18	—	527.84
March	508.66	533.87	—	524.46
April	514.91	527.38	—	517.23
May	518.44	549.17	—	530.62

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

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.

The South American financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries.  Although economic conditions are different in each country, investor reaction to developments in one country may have a significant effect on the securities of issuers in other countries, including Chile.  Chilean financial and securities markets may be adversely affected by events in other countries and such effects may affect the value of our securities.  Moreover, we have significant investments in relatively risky countries such as Argentina.  Generation and distribution of cash from such subsidiaries in these countries have proven to be volatile.

Our business is particularly dependent on the Chilean economy and our revenues are sensitive to its performance.

A substantial portion of our assets and operations are located in Chile and, accordingly, our financial condition and results of operations are to a certain extent dependent upon economic conditions prevailing in Chile.  In 2009, the Chilean GDP decreased by 1.5% compared to a 3.7% increase in 2008.  The latest Chilean Central Bank estimate for growth in 2010, is in the 4.25% - 5.25% range.  However, there is no assurance that such growth will be achieved, that the growth trend will be resumed in the future, or that future developments in the Chilean economy will not impair our ability to proceed with our strategic plans or adversely impact our financial condition or results of operations.  Our financial condition and results from operations could also be adversely affected by changes in economic or other policies of the Chilean government, which has exercised and continues to exercise a substantial influence over many aspects of the private sector.  In addition, our financial condition and results of operations could also be affected by other political or economic developments in Chile, a well as regulatory changes or administrative practices of Chilean authorities, over which we have no control.

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business.

Governmental authorities have changed monetary, credit, tariff and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures, which in Argentina included freezing bank accounts and imposing capital restrictions in 2001, the nationalization of the private sector pension funds in 2008, and the use of Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010. Changes in the policies of these governmental authorities with respect to tariff rates, exchange controls, regulations and taxation could adversely affect our business and financial results, as could inflation, devaluation, social instability and other political, economic or diplomatic developments, including the response by governments in the region to these circumstances.  If governmental authorities intervene materially in any of the countries in which we operate, it could cause our business to become less profitable, and our results from operations may be adversely affected.

Our electricity business is subject to risks arising from natural disasters, catastrophic accidents and acts of terrorism which could adversely affect our operations, earnings and cash flow.

Our primary facilities include power plants, transmission and distribution assets, pipelines, LNG terminals and re‑gasification plants, storage and chartered LNG tankers.  Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism.  For example, on February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, followed by a tsunami.  Notwithstanding our insurance policies regarding these events, we could still experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses.  There may be an important time lag between a major accident or catastrophic event and our definitive recovery from our insurance policies, which typically carry non‑recoverable deductible amounts, and in any event are subject to caps per event.  Some of these considerations, among others, could lead to an adverse effect on our operations, earnings and cash flow.  For information on the February 27, 2010 earthquake in Chile, please see “Item 4.  Information on the Company — A. History and Development of the Company. Recent Developments.”

We are subject to refinancing risk and to debt covenants that could affect our liquidity.

As of December 31, 2009, our debt in financial terms was $ 8,224 million while, under accounting terms, it totaled $ 7,978 million.  These amounts differ since financial debt does not include accrued interest, which accounting debt includes, and considers other items that accounting debt does not include, such as derivatives’ mark to market effects.

Our financial debt had the following maturity timetable:

•                  $ 1,313 million in 2010;

•                  $ 1,200 million in 2011;

•                  $ 4,451 million in the period 2012-2014; and

•                  $ 1,260 million thereafter.

Of the $ 1,313 million of financial debt maturing in 2010:

•                  $ 369 million is in Chile;

•                  $ 123 million in Argentina;

•                  $ 478 million in Brazil;

•                  $ 242 million in Colombia; and

•                  $ 101 million in Peru.

Our debt agreements are subject to certain fairly standard debt to EBITDA and debt to equity financial covenant ratios, among others.  With IFRS adoption, all the financial covenants were amended, so as to leave the Company with approximately the same levels of covenant constraints as before the accounting standards’ change.  They also contain common affirmative and negative covenants, as well as events of default, and in some cases, mandatory prepayment events.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions, with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

In the event that any of our cross default provisions are triggered and our existing creditors demand immediate repayment, a portion of our indebtedness could become due and payable.  For more information on covenants, cross default and relevant provisions for these credit facilities, see “Item 5.  Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

As of the date of this report, Argentina continues to be the country with the highest refinancing risk.  As of December 31, 2009, the third-party financial debt of our Argentine subsidiaries amounted to $ 380 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we are rolling over our Argentine outstanding debt.  If our creditors do not continue to accept rolling over debt principal when it becomes due, we may be unable to refinance such indebtedness.

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 58% of our consolidated installed generation capacity is hydroelectric.  Accordingly, extreme hydrological conditions may affect our business and have an adverse effect on our results.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel are dispatched more frequently.  Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from other generators in order to comply with our contractual supply obligations.  The cost of these electricity purchases in the spot market may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.

Governmental regulations may impose additional operating costs which may reduce our profits.

We are subject to extensive regulation of tariffs and other aspects of our business in the five countries in which we operate, and these regulations may adversely affect our profitability.  In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and could have a material adverse impact on our business.  For instance, in 2005 there was a change in the water rights law in Chile that requires us to pay for all the unused water rights.

The Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in Chile, our business, financial condition and results from operations may be affected adversely in a material way.

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

In Chile, our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure.  Such fines may range from 1 Unidad Tributaria Mensual (UTM), or $ 73, to 10,000 Unidades Tributarias Anuales (UTA), or $ 8.7 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2009.  Any electricity company supervised by the Superintendencia de Electricidad y Combustibles (Chilean Superintendence of Electricity and Fuels), or SEF, may be subject to these fines in cases where, in the opinion of the SEF, operational failures that affect the regular energy supply to the system are the fault of the company; for instance, when the coordination duty of the system agents is not fulfilled.

Our generation and distribution subsidiaries may be required to pay fines or to compensate customers if those subsidiaries are unable to deliver electricity to them even if such failure is due to forces outside of our control.

In 2004, the SEF imposed fines on Chilectra and Endesa Chile in the amount of UTA 1,830, or $ 1.6 million and UTA 2,030, or $ 1.8 million, respectively, due to a blackout that occurred in the Metropolitan Region in 2003.  As a result of an administrative resolution, Endesa Chile’s fine has since been reduced to UTA 1,610, or $ 1.4 million.  In 2005, the SEF imposed fines of UTA 1,260, or $ 1.1 million, on Endesa Chile due to a blackout that occurred in the Metropolitan Region in 2003.  In February 17, 2009, the SEF imposed fines on Endesa Chile, Pehuenche and San Isidro for UTA 200, UTA 200 and UTA 100, respectively, or $ 0.4 million in total.  Also in 2009, the SEF fined Chilectra for UTA 2,000, or $ 1.7 million, due to billing management procedures challenged by our customers.  In June 2009, the SEF imposed fines on Chilectra in the amount of UTA 1,630, or $ 1.4 million, due to a blackout that occurred in the Metropolitan Region in 2004.  We are currently appealing all these fines, but these appeals may be unsuccessful.

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

Historically, we have been able to access the cash flows of our Chilean subsidiaries, but we have not been similarly able to access at all times the cash flows of our non‑Chilean operating subsidiaries due to government regulations, strategic considerations, economic conditions and credit restrictions.

Our future results from operations outside Chile may continue to be subject to greater economic and political uncertainties than what we have experienced in Chile, thereby reducing the likelihood that we will be able to rely on cash flows from operations in those entities to repay our debt.

Dividend Limits and Other Legal Restrictions.  Some of our non‑Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments.  In addition, the ability of any of our subsidiaries which are not wholly owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders.  Furthermore, some of our subsidiaries may be forced by local authorities to diminish or eliminate dividend payments, such as the temporary restrictions for distributing dividends faced by our Argentine subsidiary, Edesur, during 2009. As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

Contractual Constraints.  Distribution restrictions in our subsidiaries’ contractual agreements include the following:  prohibitions against dividend distributions by many companies in the case of default, and in the case of Pangue, Edegel, Fortaleza and Cien, if they are not in compliance with certain financial ratios; and prohibitions against dividend distributions, capital reductions, intercompany interest payments and debt repayment by Ampla and Coelce in Brazil, and Endesa Costanera and El Chocón in Argentina, in the case of default and if not in compliance with certain financial ratios.

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

Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders.

Most South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

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

As of December 31, 2009, using financial rather than accounting conventions, Enersis’ total consolidated financial debt was $ 8,224 million (net of currency hedging instruments).  Of this amount $ 2,357 million, or 29%, was denominated in dollars and $ 1,804 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•                  $ 159 million in Argentine pesos;

•                  $ 1,847 million in reais;

•                  $ 2 million in Euro;

•                  $ 1,585 million in Colombian pesos; and

•                  $ 470 million in soles.

This totals an aggregate of $ 4,063 million in currencies other than dollars or pesos.

For the twelve‑month period ended December 31, 2009, our operating revenues amounted to $ 12,897 million (before consolidation adjustments) of which:

•                  $ 750 million, or 6%, was denominated in dollars; and

•                  $ 2,436 million, or 19%, was linked in some way to the dollar.

In the aggregate, 25% of our operating revenues (before consolidation adjustments) was either denominated in dollars or linked to dollars through some form of indexation, while 18% were in pesos.

Revenues, before consolidation adjustments, in other currencies for the year ended December 31, 2009, included the equivalent of:

•                  $ 1,124 million in Argentine pesos;

•                  $ 3,594 million in reais;

•                  $ 2,070 million in Colombian pesos; and

•                  $ 643 million in soles.

Despite the fact that we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of our Argentine generation companies, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.

Furthermore, trading in the shares of our common stock underlying ADSs is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADSs in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADSs.  If the peso depreciates against the dollar, the value of the ADSs and any dollar distributions ADS holders receive from the depositary bank will decrease.

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

We are a party to a number of legal proceedings, some of which have been pending for several years.  Some of these claims may be resolved against us.  Our financial condition or results from operations could be adversely affected in a material way if certain material claims are resolved against us.  See Note 22.2 of our audited Consolidated Financial Statements.

The values of our subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long‑term energy sales contracts we have entered into.  Our subsidiaries have material obligations under long‑term fixed-price electricity sales contracts, the values of which fluctuate with the market price of electricity.  In addition, we have material obligations as selling parties under long‑term energy supply contracts with prices that vary in accordance with the market price of electricity, which, in turn, depend on water levels in reservoirs, the market prices of commodities such as natural gas, fuel oil, coal and other energy-related products, as well as the dollar exchange rate.  Changes in the market price of these commodities and in the dollar exchange rate do not always correlate with changes in the market price of electricity or with our cost of production of electricity.  Accordingly, there may be times when the price paid to us under these contracts is less than our cost of production or acquisition of electricity.  We do not carry out transactions in commodity derivative instruments to manage our exposure to commodity price fluctuations.  For further discussion, please refer to “Item 11 ‑Quantitative and Qualitative Disclosures about Market Risk ‑ Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel through a wholly-owned subsidiary owns 92.1% of Endesa Spain which owns 60.6% of Enersis’ share capital.  Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Our controlling shareholders also can exercise influence over our operations and business strategy.  Their interests may in some cases differ from those of our other shareholders.  Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest.

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

All of our assets are located outside of the United States.  All of our directors and officers reside outside of the United States and most of their assets are located outside the United States as well.  If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

New share issuances might not have the rights granted by former Chapter XXVI.

The Chilean Central Bank Decision 1333‑01‑070510 adopted on May 10, 2007 extended the effects of the former Chapter XXVI to capital increases approved after April 18, 2001.  Under the former Chapter XXVI and the Foreign Investment Contracts, the Chilean Central Bank agreed to grant access to the formal exchange market to convert pesos into dollars (See “Item 10.  Additional Information. D — Exchange Rate Controls” for further detail).

Enersis formally requested permission from the Central Bank to enter into a new Foreign Investment Contract to include its capital increase approved by Enersis’ shareholders’ meeting held on March 31, 2003, which was granted by the Central Bank on September 7, 2007, subject to the execution and delivery of a new Foreign Investment Contract, dated September 24, 2008.  Nevertheless, the Central Bank’s approval, aimed at extending the effects of the former Chapter XXVI to the last capital increase of Enersis, is subject to the condition that Enersis previously inform the Central Bank with respect to the measures adopted in the issuance of new shares of a future capital increase in order to sufficiently differentiate new shares from the shares issued previously, under the former Chapter XXVI, so that the shareholders would have the necessary information to learn about such difference.  If Enersis does not comply with this condition, the Central Bank could revoke its approval and the benefits granted to the shares issued in the last capital increase of Enersis by the former Chapter XXVI.  Furthermore, it is not certain that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

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

Main office:	Santa Rosa 76, Santiago, Código Postal 8330099, Chile.
Telephone:	(562) 353-4400
Fax:	(562) 378-4788
Web Site:	www.enersis.cl

The Company’s authorized representative in the United States of America is Puglisi & Associates, whose contact information is:

Main office:	850 Library Avenue, Suite 204, Newark, Delaware
Telephone:	(302) 738-6680
Fax:	(302) 738-7210

We are an electric utility company engaged through our subsidiaries and affiliates in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.

We are one of the largest private companies in the electricity sector in South America.  We trace our origin to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919.  In 1970, the Chilean government nationalized CCE.  In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A. (Gener), and two distribution companies, one with a concession in the Valparaíso Region, the current Chilquinta S.A., and the other with a concession in the Santiago Metropolitan Region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A.  From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  On August 1, 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to ENERSIS S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A.  In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.  We began our international operations with the 1992 investment in Edesur, an Argentine electricity distribution company.  We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru.  We remain focused on the electricity sector, although we also have small operations in other businesses.

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica S.A.U., or “Endesa Latinoamérica,” (formerly known as Endesa Internacional, a subsidiary of Endesa Spain), Enersis, Endesa Chile and Chilectra held in Brazil, namely, through Ampla, Endesa Fortaleza, Investluz, CIEN, Cachoeira Dourada and Coelce.  Enersis began consolidating Endesa Brasil in October 2005.  In 2006, the International Finance Corporation (IFC) became a new shareholder in Endesa Brasil, contributing $ 50 million or a 2.7% share of capital of Endesa Brasil.  As of December 31, 2009, Enersis directly and indirectly controlled 54.3% of Endesa Brasil’s share capital.

In order to optimize taxes, simplify the organizational structure and diminish corporate costs, on April 2006, Enersis decided to merge Elesur S.A. (Elesur), a virtually wholly-owned subsidiary, and Chilectra in Chile.  As a consequence of this merger, Elesur absorbed Chilectra; the surviving company retained the name of Chilectra.

In order to achieve synergies in Peru, in 2006, we conducted the merger of Edegel and Etevensa (60% owned by Endesa Spain), which was a 457 MW thermoelectric generation company.

In September 2007, we merged our subsidiaries in Colombia, Emgesa and Betania, resulting in a new company which retained the name Emgesa.  Following the merger, as of December 31, 2009, Enersis indirectly controlled 16.1% of Emgesa’s share capital.  Due to a shareholders’ agreement, we control Emgesa through Endesa Chile.

In February 2009, Codensa, our Colombian distribution subsidiary, acquired approximately 49% of Distribuidora de Energía de Cundinamarca S.A., or DECA, for Ch$ 23.7 billion.  The remaining 51% was acquired by Empresa Eléctrica de Bogotá (EEB).  Codensa and EEB jointly control DECA.  On March 13, 2009, DECA acquired 82.3% of Empresa Eléctrica de Cundinamarca S.A., a Colombian distribution company, for Ch$ 48.5 billion.

On March 26, 2007, Spanish company Acciona, S.A. (Acciona) and Italian company Enel, executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through its Spanish subsidiary Endesa Latinoamérica, holds 60.6% of the share capital of Enersis.

On February 20, 2009, Acciona and Enel reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L., wholly owned by Enel, its 25.0% shareholding in Endesa Spain, subject to certain conditions, which were subsequently met.  In accordance with the agreement, Enel paid Acciona € 9,627 million.  The amount was determined by subtracting the dividends distributed by Endesa Spain and received by Acciona after February 20, 2009 (€ 1,561 million) from the cash consideration of the agreement established on that same date (€ 11,107 million) and adding interest accrued as from the agreement date (€ 81 million).  On June 25, 2009, the shares were transferred, making Enel the ultimate controller of Enersis by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.  In addition, during 2009, Endesa Spain transferred to Acciona certain wind and hydroelectric energy generation assets in Spain and Portugal priced at € 2,814 million.

In October 2009, Endesa Chile purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, Endesa Chile increased its economic interest in Edegel to 62.5%. In the same month, Enersis acquired an additional 24% of the share capital of our Peruvian subsidiary Edelnor, increasing our direct and indirect ownership stake in Edelnor from 33.5% to 57.5%.

As of December 31, 2009 we had 14,851 MW of installed capacity with 56 power plants in the five countries in which we operate, 12.9 million distribution customers covering 45 million inhabitants, consolidated assets of $ 26.1 billion and our operating revenues were $ 12.7 billion.

Recent Developments

On January 28, 2010 Enersis and Endesa Chile held four bondholder meetings for our Chilean bonds denominated in UF, with the purpose of carrying out certain proposed amendments.  The bondholders approved the amendments, which dealt with both technical adjustments for setting the proper financial covenants as a consequence of the adoption of IFRS on January 1, 2009, as well as new borrower‑friendly language on certain cross acceleration and bankruptcy/insolvency clauses.  After giving legal effect to such amendments on March 10, 2010, all series of our Chilean bonds reference only the borrower, and no longer reference any of our subsidiaries in Chile and abroad, in these Event of Default provisions.

On February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  As a consequence, few of our facilities were affected, and the Company did not suffer any casualty.  Our generation thermal plants Bocamina I (128 MW) and Bocamina II (370 MW, still under construction), which are located near the epicenter, presented some structural damages, causing the interruption of operations in the former plant and an expected delay in the construction on the latter.  Bocamina I represents 2% of our generating capacity in Chile.  The rest of our generating facilities in the country were impacted within the limits of the original design, and there was no discontinuity in their normal operations.  In our distribution business centered in Santiago, 24 hours after the earthquake, service was reinstated to 77% of our Chilectra customers and it took nine days to reach a 99.9% coverage.

Damages suffered by some of our customers affected our business, due to the impact on electricity demand. Also some suppliers (such as Transelec, a transmission company not owned by us) experienced difficulties in their facilities, with negative effects on our capacity to effectively deliver electricity to our clients. We have insurance policies which provide us coverage (while in compliance with our property policy), including property damages, business interruptions and contingent business interruptions (i.e., attributable to our customers and/or suppliers). In the case of Bocamina II, we also have insurance for the construction phase of our projects, covering damages and advance loss of profits for up to two years.  All these insurance policies have their customary deductibles.  There may be an important time lag until we finally receive total compensation.

For additional information, see “ —D. Property Plants and Equipment.”

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

Our investment plan is flexible enough so as to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit.  Investment priorities are currently focused on developing the capacity plan in Chile and Colombia, so as to guarantee adequate levels of quality of supply and manage environmental issues.

For the period between 2010 and 2014, we expect to make capital expenditures of Ch$ 3,022 billion in our majority‑owned subsidiaries.  The table below sets forth the capital expenditures made by our subsidiaries in 2008 and 2009 and the expected capital expenditures for the 2010-2014 period.

	Capital Expenditure (1)
	(in million of Ch$)
	2008	2009	2010-2014
Electricity Generation/Transmission	363,698	395,107	1,280,430
Electricity Distribution	504,040	394,099	1,706,847
Other Businesses	8,980	12,108	34,664

Total	876,718	801,314	3,021,940

(1)     Capex figures represent accrued investments for each year, except for future projections.

Electricity Generation

Investments in Chile

Reinforcing our commitment with sustainability and with our non-conventional renewable energy (NCRE) project development initiatives, and following the commercial start-up of the Canela 18 MW wind farm in December 2007, our subsidiary Endesa Eco completed the commissioning of 40 wind generators of the wind farm Canela II on November 25, 2009, thereby adding 60 MW of new capacity in the Sistema Interconectado Central (SIC), the Central Interconnected System, with an investment of approximately $ 150 million.  Commercial operations started on December 11, 2009.

With respect to the Quintero LNG project, in which Endesa Chile holds a 20% stake in the re-gasification terminal, the “Early Gas” phase started commercial operations on September 12, 2009, requiring the presence in port of the tanker to operate the re-gasification plant.  This re-gasification plant is already operating in a fast-track mode, and plans to be fully operational in its total storage capacity in August 2010.  Total investment for this project is approximately $ 1.1 billion.

On June 20, 2009, the first unit of the Quintero thermal-plant project, which Endesa Chile built in the Valparaíso Region, successfully made its first synchronization with the SIC, beginning its commercial operations on July 23, 2009.  The second unit successfully made its synchronization with the SIC on August 28, 2009, and has been in commercial operations since September 4, 2009.  This project, located on a site alongside the Quintero re-gasification plant, has a declared capacity of 257 MW, and will operate with either natural gas or diesel oil.  Total investment was approximately $ 140 million.

Works continue for the construction of the Bocamina II coal-fired plant in Coronel, in the Bío-Bío Region.  With a capacity of 370 MW, it will be equipped with the latest emission-reduction technologies, reaching an estimated investment of $ 750 million.  The start-up is expected for June 2011.

Investments in Argentina

In Argentina, Endesa Chile, through its subsidiaries Endesa Costanera S.A. and Hidroeléctrica El Chocón S.A., carried out investments between 2004 and 2007 in the Fondo Para Inversiones Necesarias Que Permitan Incrementar La Oferta De Energía Eléctrica En El Mercado Eléctrico Mayorista (Foninvemem), which translated into a 21% shareholding in Termoeléctrica José de San Martín S.A. (San Martín) and Termoeléctrica Manuel Belgrano S.A. (Manuel Belgrano), corresponding to two 800 MW combined-cycle plants.  Both plants started operating in open cycle during 2008.  The closing of the cycles (combined-cycle operation) took place in January 2010 in the case of the Manuel Belgrano plant and in February 2010 in the case of the San Martín plant.

Investments in Colombia

Following the conclusion of the Firm Energy Obligation process (see “— B. Business Overview—Electricity Industry Regulatory Framework”) for the projects which start operations between December 2014 and November 2019, in June 2009, the Colombian Ministry of Mines and Energy chose Emgesa’s El Quimbo hydroelectric project, with a capacity of 400 MW.  In line with the project’s schedule, the principal civil works and equipment supply and assembly contracts are currently in their tender processes, in order to estimate the required investment.

Investments in Peru

In January 2008 Edegel signed a turnkey contract with Siemens Power Generation for the installation of a 189 MW turbine at the Santa Rosa plant, to operate with natural gas from Camisea.  On September 2, 2009, the turbine started its commercial operations with a capacity of 193 MW, with an investment of approximately $ 90 million.  On November 28, 2009, an increase of 7 MW was recognized, reaching a total capacity of 200 MW, allowing Edegel to increase its installed capacity to 1,667 MW, thereby enabling it to meet the Peruvian market demand growth.  Also, in October 2009, Endesa Chile purchased a 29.4% stake of Edegel for $ 375 million.  With this transaction, Endesa Chile increased its economic interest in Edegel from 33.1% to 62.5%.

Electricity Distribution

Our distribution business in Chile, Argentina, Brazil, Colombia and Peru is carried out by our subsidiaries listed in the table below.  In 2009, we incurred total capital expenditures of Ch$ 394 billion, principally to better service demographic growth and new clients, as well as to reduce energy losses.

In Chile, during 2009, Chilectra made progress on its investment plan for meeting the growth in energy demand and providing an increasingly reliable service to all its customers, as well as supporting service quality, safety and loss-prevention projects.

The company continued with the tension change from 12 kV to 23 kV, incorporating a capacity of 24 MVA in medium tension. High-tension networks were also reinforced with a high-capacity conductor such as the 110 kV El Salto-San Cristóbal line of the sub-transmission system.

Chilectra also continued to develop its intelligent networks plan which integrates electricity infrastructure with new electronic technologies, information systems and communications.

In Argentina, during 2009, Edesur carried out important electricity infrastructure works including the increase in capacity of Perito Moreno substation, a mobile substation in Bosques substation, and the renovation and/or installation of many kilometers of electricity networks and medium and low-tension transformers.

Regarding the expansion of the Perito Moreno substation, in order to provide a solution to the problem of meeting demand in the southeast of the Capital Federal, the project contemplated the expansion of 2x40 MVA – 132/13.2 kV to 3x40 MVA – 132/13.2 kV. These works began in 2008 and their completion and start-up occurred in 2009.

Also important was the installation of a new mobile substation at Bosques, in order to meet the high demand growth in the Greater Buenos Aires districts of Berazategui, Hudson, Gutiérrez, Bosques, Florencio Varela and El Pato. The project consisted of connecting a mobile substation within the site of the Bosques substation and incorporating five new medium‑tension feeders.

In order to sustain the operative reliability of the network, two 220 kV switches have been replaced at the Costanera substation and three 132 kV at the Perito Moreno substation, as well as installing/renovating considerable distances in electricity networks, medium/low tension transformers and monophase and three-phase meters.  In all such cases, this is new equipment with the latest technology and optimum performance.

In the case of Brazil in 2009, investment was concentrated on projects for reducing losses and improving the quality of the distribution network.  Important improvements have been achieved in both in recent years, although the results in 2009 were affected by the global crisis and certain effects that impacted the supply service, with the consequent worsening of the quality indicators.

Regarding the quality of service, the DEC (fault duration) and FEC (fault frequency) indicators since 2003 have improved substantially, showing the effectiveness of the investments made by the company in these matters. However, in 2009, these indicators were affected by an event outside the company’s control.  In November 2009, a blackout occurred in the Brazilian electricity grid as a result of high-tension transmission line problems.  This affected 60 million people and generated a total loss of load of 28,800 MW.

The Ampla loss indicator was also affected by non-manageable external factors, such as the prohibition on billing new customers with electronic meters and the lower production of the industrial sector due to the global economic crisis, which caused an increase in the indicator of 1 percentage point with respect to 2008, from 20.2% to 21.2%.

Coelce connected 117,000 new customers to the low-tension electricity network, with an implied investment of R$ 62.7 million ($ 36 million as of December 31, 2009).  Maintaining its target of continuing to improve the quality of service and reliability of the system, various investments amounting to R$ 60.1 million ($ 34.5 million as of December 31, 2009) were made in the low, medium and high-tension electricity systems, in order to provide better stability for the growth experienced in recent years.  The agreement signed between the federal government, Coelce and the state government for the “Light for Everyone” project (for serving and supplying energy to consumer units located in the rural area), continued in 2009, as a result of which 20,410 new customers were connected.  During 2010, projects regarding the control of illegally tapped energy will continue, specifically the Loss Plan in Ampla.  On the other hand, Coelce will continue collaborating with the “Light for Everyone” project.

In Colombia in 2009, through Codensa, investments were mainly directed to expansion projects for servicing new customers and growth in demand, and for incorporating equipment and renovating distribution networks in order to continue improving the continuity and quality of energy supplies.

In particular, in the technical area, investments for a total amount of Col$ 220,054 million ($108 million as of December 31, 2009) were made in order to service centers of demand growth, normalize the high and medium-tension infrastructure, and improve the service quality and reliability indicators of the distribution system.

The principal investments were made:

•         To meet the energy demand in the urban, savanna and rural areas for 61,412 new customers, with an additional 40 MVA installed to meet demand in the northwestern districts of Bogotá, together with the construction and remodeling of the associated medium-tension networks.

•         To improve service quality and reliability and ensure capacity to meet demand in the industrial and business zone of the Medellín Highway corridor, 42.5 MVA were installed and the medium-tension network was extended.

•         The modernization of the Calle Primera substation with GIS technology was completed, with an installed capacity of 60 MVA and the normalization of the high transmission lines in addition to the medium-tension networks. We also invested in the normalization of the high-transmission infrastructure in ten substations and the renovation of several kilometers of the high-transmission network.

•         Distribution transformers were replaced and the low-tension network in the urban zone renovated.  Twenty substations were also integrated into the control center system and 13 medium-tension substations were adapted.

In Peru in 2009, Edelnor carried out an investment program focused mainly on the expansion and reinforcement of low and medium-tension networks, plus the expansion of capacity in medium and low-tension feeders and the increase in capacity of the transforming substations.

According to the secondary transmission investment plan, prepared together with the regulator, Osinergmin, the beginning of the construction of the new Zárate and UNI substations, plus the expansion of capacity at other substations were carried out in 2009.

The Peruvian company also continued to improve attention and electrification for new human-settlement projects, and also for reducing commercial losses and improving street lighting and infrastructure of customer service centers.

On October 2009, we acquired an additional 24% of the share capital of Edelnor, increasing our direct and indirect ownership stake from 33.5% to 57.5%.

B.            Business Overview.

We are a publicly held limited liability stock company with consolidated operations in Chile, Argentina, Brazil, Colombia and Peru.  Our core business is electricity generation, transmission and distribution.  We also participate in other activities which are not part of our core business.  Since these activities represent less than 1% of our 2009 operating income, we do not report them as a separate business segment for purposes of this discussion, or under IFRS.

Information relating to operating revenue by business segment is set forth in Note 35 to our Consolidated Financial Statements.

Electricity Generation Business Segment

As of December 31, 2009, electricity generation represented 42% of our operating revenues and 61% of our operating income, in both cases before consolidation adjustments.

Our consolidated physical sales for 2009 were 66,728 GWh and our production was 58,349 GWh, 3.4% and 3.9% higher than in 2008, respectively.  The total installed capacity in 2009 was 14,851 MW as compared to 14,284 MW in 2008.

Our electricity generation business is conducted primarily through Endesa Chile, which has operating subsidiaries in Chile, Argentina, Colombia and Peru.  Since October 2005, the generation, transmission and distribution business in Brazil has been managed through our subsidiary, Endesa Brasil.  Endesa Chile also holds an equity interest in Endesa Brasil.

The following tables summarize the information relating to Enersis’ electricity generation:

Physical Data per Country

	As of December 31, each year
	2007	2008 (4)	2009
Chile
Number of generating facilities (1) (5)	25	27	29
Installed capacity (MW) (2) (5)	4,779	5,283	5,650
Energy generated (GWh) (3)	18,773	21,267	22,239
Energy sales (GWh)	19,212	21,532	22,327
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (2)	3,644	3,652	3,652
Energy generated (GWh) (3)	12,117	10,480	11,955
Energy sales (GWh)	12,406	11,098	12,405
Brazil
Number of generating facilities (1)	2	2	2
Installed capacity (MW) (2)	987	987	987
Energy generated (GWh) (3)	3,954	3,379	3,319
Energy sales (GWh)	7,349	7,093	6,869
Colombia
Number of generating facilities (1)	11	11	11
Installed capacity (MW) (2)	2,829	2,895	2,895
Energy generated (GWh) (3)	11,942	12,905	12,674
Energy sales (GWh)	15,613	16,368	16,806
Peru
Number of generating facilities (1) (5)	9	9	9
Installed capacity (MW) (2) (5)	1,468	1,467	1,667
Energy generated (GWh) (3)	7,654	8,102	8,163
Energy sales (GWh)	7,994	8,461	8,321
Total
Number of generating facilities (1)	52	54	56
Installed capacity (MW) (2)	13,707	14,284	14,851
Energy generated (GWh) (3)	54,440	56,133	58,349
Energy sales (GWh)	62,574	64,552	66,728

(1)   For details on generation facilities, see “ —D. Property Plants and Equipment.”

(2)   Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics, in most cases confirmed by satisfaction guarantee tests performed by equipment suppliers certified by Bureau Veritas, an international independent certification company.  Figures may differ from installed capacity declared to regulating authorities and customers in each country, according to criteria defined by each authority and corresponding contractual frameworks. We have not restated capacities based on this certification.

(3)   Energy generated defined as total generation minus own power plant consumption and technical losses.

(4)  The differences in the 2008 figures of Chile compared to those reported in our 2008 Form 20-F are explained by the consolidation of the 50% of GasAtacama, a jointly controlled company, into Endesa Chile’s financial statements due to the adoption of IFRS in January 2009, which requires proportional consolidation of the owned joint ventures.  This change also explains differences in other 2008 figures such as physical sales, generation, purchases, installed capacity, main customers and number of power plants.

(5)   San Isidro 2, Palmucho and Canela’s generation in Chile consolidated since April, November and December 2007, respectively; Quintero and Canela II generation in Chile consolidated since July and December 2009, respectively; Santa Rosa TG8’s generation in Peru consolidated since November 2009.

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation, because each method of generation has different variable costs.  Thermoelectric generation requires the purchase of fuel rather than the use of water from reservoirs or rivers, thereby increasing the variable costs of generation.  Of our total consolidated generation, 65% was from hydroelectric sources, 35% came from thermal sources, and wind energy represented less than 1%.

The following table summarizes Enersis’ consolidated generation by type of energy:

	Year ended December 31,
	2007		2008 (1)		2009
	(GWh)%		(GWh)%		GWh	%
Hydroelectric	36,575	67.0	35,605	63.5	37,693	64.6
Thermal	17,862	33.0	20,479	36.5	20,563	35.2
Other generation (2)	3	0	49	0.1	94	0.2
Total generation	54,440	100.0	56,133	100.0	58,349	100.0

(1)    The difference in the values reported in our 2008 Form 20-F is explained by the incorporation of the mini hydro Ojos de Agua into the item “Other generation” and the consolidation of GasAtacama.

(2)    Other generation refers to the generation of our subsidiary Endesa Eco (Renewable energy: mini hydro Ojos de Agua and wind farm Canela and Canela II).

In general, in the countries in which we operate, the potential for contracting electricity is related to the volume of electricity demand.  Customers identified as small volume-regulated customers, such as residential customers subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the market pool, where energy is normally sold at the spot price, is not carried out through contractual agreements, but instead complies with pool market operations.

The following table contains information regarding our subsidiary Endesa Chile’s consolidated sales of electricity by type of customer for each of the periods indicated:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	22,881	41.4	24,479	42.6	25,517	42.6
Unregulated customers	14,374	26.0	15,512	27.0	14,280	23.9
Electricity pool market sales	17,970	32.5	17,467	30.4	20,062	33.5
Total electricity sales	55,225	100.0	57,458	100.0	59,859	100.0

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific.  Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small customers and also determine which customers can purchase energy in electricity pool markets.

The following table contains information regarding Endesa Chile’s physical sales of electricity per customer segment:

ENDESA CHILE CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	37,255	67.5	39,991	69.6	39,797	66.5
Non-contracted sales	17,970	32.5	17,467	30.4	20,062	33.5
Total electricity sales	55,225	100.0	57,458	100.0	59,859	100.0

(1)    Includes the sales to distribution companies not backed by contracts in Chile and Peru.

Generation in Chile

We accounted for 42% of Chile’s physical sales, 39% of generation and 40% of total installed capacity, as of December 31, 2009, measured by the maximum capacity calculated by the Centro de Despacho Económico de Cargaof both interconnected systems (CDECs).  Our hydroelectric installed capacity represents 61% of our total installed capacity in Chile.

We own and operate, through our subsidiary, Endesa Chile, 29 generation facilities in Chile with an aggregate installed capacity of 5,650 MW as of December 31, 2009, compared to 5,283 MW in 2008.

The most important increases in our total installed capacity in Chile were mainly due to the start-up of commercial operations of the LNG terminal; the incorporation of Quintero (257 MW, thermal) in September 2009; and the increase in the installed capacity of San Isidro 2 (from 353 to 399 MW) in December 2009.  Also, the incorporation of Canela II (60 MW, wind farm) in December 2009 contributed to the increased capacity.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2007	2008	2009
Endesa Chile	3,034	3,139	3,446
Pehuenche	699	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
GasAtacama	‑	390	390
Endesa Eco	18	27	87
Total	4,779	5,283	5,650

(1)    The installed capacity was certified by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 22,239 GWh in 2009, 4.6% higher than in 2008, and accounted for approximately 39.1% of total electricity production in Chile during 2009.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
Endesa Chile	11,093	12,204	12,265
Pehuenche	3,437	3,589	3,613
Pangue	1,351	1,763	2,113
San Isidro	1,956	1,289	1,616
Celta	933	912	981
GasAtacama	‑	1,460	1,558
Endesa Eco	3	49	94
Total	18,773	21,267	22,239

Hydroelectric generation in 2009 was 7.7% higher than in 2008.  The potential energy in reservoirs at December 31, 2009 was 2% higher than at December 31, 2008, as shown in the following table.

	Year ended December 31,
	2008	2009
	(GWh)	(GWh)	% Change
Reservoir
Laja	3,107	3,045	-2
Maule	1,111	957	-14
Colbún	406	485	19
Ralco	398	484	22
Chapo	266	372	40
Invernada	296	314	6
Rapel	60	76	26
Melado	9	13	44
Total	5,652	5,746	2

Hydroelectric generation accounted for 66.7% of our total electricity generation in 2009 compared with the 64.7% of 2008.  Generation by type in Chile is shown in the following table:

OUR GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007		2008(1)		2009
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	13,179	70.2	13,765	64.8	14,826	66.7
Thermal generation	5,591	29.8	7,453	35.0	7,319	32.9
Other generation (2)	3	0.0	49	0.1	94	0.4
Total generation	18,773	100.0	21,267	100.0	22,239	100.0

(1)     The differences in the generation of 2008 compared to last year’s Form 20-F are explained by the incorporation of the mini hydro Ojos de Agua into the item “Other generation” and also to the consolidation of 50% of GasAtacama as previously explained in this report.

(2)     Other generation refers to the generation of our subsidiary Endesa Eco (Renewable energy: mini hydro Ojos de Agua and wind farms Canela and Canela II)

Our thermal electric generation facilities are either gas, LNG, coal or oil-fired.  In order to satisfy our natural gas and transportation requirements, we enter into long-term gas contracts with suppliers who establish maximum supply amounts and prices and long-term gas transportation agreements with the pipeline companies, currently Gas Andes and Electrogas (the latter a related company of Endesa Chile).  Since March 2008, all of Endesa Chile’s natural gas units can operate with natural gas and diesel and since December 2009, San Isidro, San Isidro 2 and Quintero can operate with LNG.

Because of the lack of Argentine gas since 2006, Endesa Chile has been using coal and diesel in an extensive way.  Diesel consumption during the last four years was 23,000 tons, 591,000 tons, 728,000 tons and 430,000 tons in 2006, 2007, 2008 and 2009, respectively.  On the other hand, coal consumption was 438,000 tons, 851,000 tons, 774,000 tons and 760,000 tons in 2006, 2007, 2008 and 2009, respectively.

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re-gasification facility in Quintero Bay, in order to deal with the Argentine gas.

In July 2008, we started the construction of a pipeline that supplies the gas obtained at the re-gasification plant in Quintero to Quillota and to San Isidro and other off-takers.  The pipeline is 28 km long and has a capacity of 15 million m3/d.  The construction was completed in February 2009.

The LNG terminal commissioning began in July 2009 and partial fast-track commercial operations started in March 2009; full commercial operations should begin in August 2010.

On June 29, 2009, the first ship with LNG arrived, and after that, another seven commercial ships arrived with LNG during 2009.  Endesa Chile consumed 206 million m3 of LNG in 2009.

Thermal Unit Quintero began partial commercial operations in July 2009 and full commercial operations in September 2009 using diesel fuel.  Partial commercial operations burning LNG began in November 2009 and full commercial operations on December 2009.

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	39,982	39,594	39,401
Electricity sales in the SING	12,674	13,219	13,657
Total electricity sales	52,656	52,813	53,058

Our physical energy sales in Chile reached 21,532 GWh in 2008 and 22,327 GWh in 2009 which represent a 40.8% and 42.1% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has declined from 5.3% in 2007 to 2.3% in 2009, as a result of the increase in our generation.

The following table sets forth our electricity purchases and production in Chile:

ENDESA CHILE PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	18,773	94.7	21,267	96.8	22,239	97.7
Electricity purchases	1,042	5.3	698	3.2	532	2.3
Total (1)	19,815	100.0	21,965	100	22,772	100

(1)	Total GWh generation plus purchases differs from GWh sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

Endesa Chile supplies electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.  Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2007, 2008 and 2009, Endesa Chile had 35, 40 and 44 customers in Chile, respectively, including for 2009 eight main distribution companies in the SIC, 33 unregulated industrial customers in the SIC and the SING and three minor commercial customers.  There were 22 distribution companies which presented energy withdrawals under the provisions of Resolution 88, accounting for 11.4% of total sales.  (See “ — B. Business Overview—Electricity Industry Regulatory Framework.”).  Sociedad Austral de Electricidad S.A., or Saesa, a non-related Chilean distribution company, was the largest with purchases of 669 GWh/year.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

ENDESA CHILE PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers (1)	11,502	59.9	12,166	56.5	11,966	53.6
Unregulated customers	5,281	27.5	6,034	28.0	6,177	27.7
Electricity pool market sales	2,430	12.6	3,331	15.5	4,183	18.7
Total electricity sales	19,212	100.0	21,532	100.0	22,327	100.0

(1)	Includes the sales to distribution companies pursuant to Resolution 88.

Endesa Chile’s most significant supply contracts with regulated customers are with Chilectra S.A. (Chilectra) and Compañía General de Electricidad S.A. (CGE), the two largest distribution companies in Chile in terms of sales.  Endesa Chile’s current contracts with Chilectra expire in December 2010.  Endesa Chile’s contracts with CGE expired in December 2009.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener.  In January 2009, Chilquinta, Saesa and CGE allocated 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting on January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)
Gener	1,100	—	—	—	1,100
Endesa	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Monte Redondo	—	—	100	—	100
Colbún	—	—	1,500	—	1,500

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

In July 2009, CGE allocated the fourth long-term bid for 850 GWh per year, from 2010 to 2021, as follows:

CGE (GWh)
Endesa	400
Monte Redondo	175
Emelda	200
Eléctrica Puntilla	75

Total allocated	850

Endesa Chile’s contracts with unregulated customers are generally long term, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  Endesa Chile has not experienced any supply interruptions under its contracts.  In case of force majeure with unregulated customers, as contractually defined, Endesa Chile is also allowed to reject purchases and is not required to supply electricity.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our five largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2007		2008 (5)		2009
	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales
Distribution companies:
Chilectra	4,017	20.9	3,727	17.3	3,731	16.7
CGE	4,835	25.2	4,800	22.3	4,727	21.2
Saesa (1)	746	3.9	766	3.6	669	3.0
Empresa Eléctrica de la Frontera S.A. (2)	756	3.9	1	0.0	1	0.0
Grupo Emel (3)	195	1.0	845	3.9	869	3.9
Total sales to five largest distribution companies	10,548	54.9	10,139	47.1	9,997	44.8
Unregulated customers:
Codelco	494	2.6	482	2.2	540	2.4
CMPC	1,103	5.7	973	4.5	912	4.1
Cía. Minera Los Pelambres	871	4.5	874	4.1	926	4.1
Cía. Minera Collahuasi (4)	869	4.5	1,043	4.8	1,099	4.9
Cía. Minera Escondida	0	0	645	3.0	692	3.1
Cía. Acero del Pacífico — Huachipato	588	3.1	568	2.6	500	2.2
Total sales to six largest unregulated customers	3,925	20.4	4,586	21.3	4,667	20.9

(1)	Endesa Chile does not have a contract with Saesa. Sales are the result of government Resolution 88 that forces the generators of the CDEC-SIC system to supply distribution companies without contracts.
(2)

Until December 2007, Empresa Eléctrica de la Frontera S.A., Frontel, was a party to two contracts; one was with Endesa Chile and one with Pangue.  In 2008, the contract with Endesa Chile terminated.  The consumption by Frontel as the result of government Resolution 88 is not included in this table.  Frontel is a subsidiary of Saesa.

(3)

The values of the Emel Group for 2007 includes the consumption of Empresa Eléctrica de Atacama S.A, Emelat and for years 2008 and 2009 includes the 50% of the consumptions of the distributors Empresa Eléctrica de Arica, Emelari, Empresa Eléctrica de Iquique S.A., Eliqsa, and Empresa Eléctrica de Antofagasta, Elecda, clients of GasAtacama, and the consumptions of the Empresa Eléctrica de Atacama S.A., Emelat, customer of Celta.  The consumptions as the result of governments Resolution 88 are not included in this table.  Emel Group is a subsidiary of CGE.

(4)	Consumptions of Cía Minera Collahuasi include the 50% of the contract of GasAtacama with this client and the contracts with Celta.
(5)	In 2008 Endesa Chile agreed on a reduction of energy consumption with some customers, including CMPC —and Codelco — Salvador.

Endesa Chile competes in the SIC primarily with two generation companies, Gener and Colbún S.A. (Colbún).  According to CDEC-SIC in 2009, Gener and its subsidiaries in the SIC counted on an installed capacity of 2,097 MW, of which 88.3% was thermal electric, and Colbún on 2,484 MW, of which 51.8% was thermal electric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 1,750 MW that generate electricity in the SIC.

Endesa Chile’s primary competitors in the SING are Edelnor (GDF Suez Group) and Gener, which have 1,757 MW and 931 MW of installed capacity, respectively.  Endesa Chile’s direct participation in the SING, includes a 182 MW Tarapacá thermal plant, owned by its subsidiary Celta and our indirect participation through our jointly-controlled company, GasAtacama, whose power plant has 781 MW of installed capacity.  An installed capacity of 390 MW is included in this report as installed capacity of Endesa Chile, an amount that corresponds to the 50% of the participation of Endesa Chile in GasAtacama.

Electricity generation companies compete largely on the basis of technical experience and reliability in the regulated markets and in the case of unregulated customers, also on price.  In addition, because 68.2% of our installed capacity in the SIC derives from hydroelectric power plants, we have lower marginal production costs than companies generating electricity with thermal plants.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Our subsidiary Endesa Chile and its subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, are the principal operators in the SIC, with 44.5% of the total installed capacity and 49.3% of the physical energy sales of this system in 2009.

In the SING, our subsidiary Celta and our jointly-controlled company GasAtacama, account for 15.5% of the total installed capacity in 2009.  Celta has a two-turbine 182 MW thermal power plant connected to the SING, which represents 4.9% of the total capacity of the SING.  For Endesa Chile, GasAtacama represents a total of 390 MW, or 10.6% of the total capacity in the SING.

The following table sets out information relating to Endesa Chile’s electricity generation capacity in Chile:

POWER PLANTS IN CHILE (MW) (1)

	Type (2)	System	Installed Capacity (MW)
Hydroelectric
Ralco	Reservoir	SIC	690
Pehuenche	Reservoir	SIC	570
Pangue	Reservoir	SIC	467
El Toro	Reservoir	SIC	450
Rapel	Reservoir	SIC	377
Cipreses	Reservoir	SIC	106
Antuco	Pass-through	SIC	320
Abanico	Pass-through	SIC	136
Curillinque	Pass-through	SIC	89
Sauzal	Pass-through	SIC	77
Isla (3)	Pass-through	SIC	70
Loma Alta	Pass-through	SIC	40
Palmucho (4)	Pass-through	SIC	34
Los Molles	Pass-through	SIC	18
Sauzalito	Pass-through	SIC	12
Ojos de Agua	Pass-through	SIC	9
Total hydroelectric			3,465

Thermal
Tarapacá coal	Steam Turbine /Coal	SING	158
Bocamina	Steam Turbine/Coal	SIC	128
Tarapacá GT	Steam Turbine/Diesel Oil	SING	24
Huasco ST	Steam Turbine/Coal	SIC	16
Taltal	Gas Turbine/Gas & Diesel Oil	SIC	245
Huasco GT	Gas Turbine/IFO 180 Oil	SIC	64
Diego de Almagro	Gas Turbine/Diesel Oil	SIC	47
San Isidro 2 (5)	Combined Cycle/Gas & Diesel Oil	SIC	399
GasAtacama (7)	Combined Cycle/Gas & Diesel Oil	SING	390
San Isidro	Combined Cycle/Gas & Diesel Oil	SIC	379
Quintero (6)	Combined Cycle/Gas & Diesel Oil	SIC	257
Total thermal			2,107

Wind
Canela II (8)	Wind Power	SIC	60
Canela	Wind Power	SIC	18
Total wind			78
Total capacity			5,650

(1)	Total installed capacity is defined as the maximum capacity, under specific technical conditions and characteristics.
(2)

“Reservoir” and “pass-through” refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity. “Steam Turbine” refers to a thermal power plant that uses natural gas, coal, diesel or fuel oil to produce steam, which moves the turbines to generate the electricity. “Gas Turbine” (GT) or “open cycle” refers to a thermal power plant that uses diesel oil, fuel oil, natural gas or other fuels to produce gas that moves the turbines to generate the electricity. “Combined Cycle” refers to a thermal power plant that uses natural gas, diesel oil or fuel oil to generate gas that moves the turbines to generate electricity, and then recovers the heat of the exhaust gases to generate steam to move another turbine.

(3)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit Isla increased from 68 MW to 70 MW.
(4)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit Palmucho increased from 32 MW to 34 MW
(5)	In December 2009, the installed capacity recognized by the CDEC-SIC of the unit San Isidro 2 due to the arrival of LNG increased from 353 MW to 399 MW.
(6)	Quintero’s project started operations with one unit in July 2009 (129 MW), and with the second unit (128 MW) in September 2009.
(7)	Since 2009, 50% of GasAtacama is included into Endesa Chile’s financial statements.
(8)	Canela II started operations in December 2009 with 40 generators.

Generation in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  Our hydro and thermal generation plants in Argentina represented 13.5% of the Sistema Interconectado Nacional (the Argentine NIS) generation capacity in 2009.

Our Argentine subsidiaries participate in two new companies, Manuel Belgrano and San Martín.  These companies were formed to undertake the construction of two new generation facilities for Foninvemen.  These power plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and operation as combined cycles was complete for Manuel Belgrano in January 2010 and for San Martín in February 2010 with an additional 522 MW.  The total aggregate capacity of these units is 1,647 MW (823 MW for Manuel Belgrano and 824 MW for San Martín).

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas without the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector.  (See “— Electricity Industry Regulatory Framework” for further detail).

As of December 31, 2009, Endesa Costanera’s installed capacity accounted for 8.6% of the total installed capacity in the Argentine NIS.  Endesa Costanera’s second combined-cycle plant can operate with natural gas and diesel.  Its 1,138 MW steam turbine power plant can operate with either natural gas or fuel oil.

El Chocón accounted for 4.9% of the installed capacity in the Argentine NIS as of December 31, 2009.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession of 1,200 MW in installed capacity and is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine MEM’s major peak suppliers.  Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008 we finished the construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) was sold on the spot market until April 2009 and on the “Energy Plus” market thereafter.  Energy Plus Service is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005.  (For details on Energy Plus, see “— Electricity Industry Regulatory Framework”).

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2007	2008	2009
Endesa Costanera
Costanera (steam turbine)	1,138	1,138	1,138
Costanera (combined cycle II)	859	859	859
Central Termoeléctrica Buenos Aires (combined cycle I)	327	327	327
El Chócon
El Chocón (reservoir)	1,200	1,200	1,200
Arroyito (pass-through)	120	128	128
Total	3,644	3,652	3,652

Our total generation in Argentina reached 11,955 GWh in 2009, 14.1% higher than our 10,480 GWh total electricity generation in 2008.  Our generation market share was approximately 10.7% of total electricity production in Argentina during 2009.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2007	2008	2009
Endesa Costanera	8,421	8,540	8,172
El Chocón	3,696	1,940	3,783
Total	12,117	10,480	11,955

Hydroelectric generation accounted for nearly 31.6% of total generation in 2009, higher than in 2008 due to the restrictions of the operation of El Chocón imposed by Cammesa and the low level of the reservoir during the first half of 2008; the hydrological conditions presented during 2009 were classified as normal.  The level of El Chocón measured bi-annually in 2008 and 2009, in terms of GWh, is shown in the following table:

	2008	2009
Reservoir El Chocón	(GWh)	(GWh)
June 30,	500	1,100
December 31,	1,400	1,460

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

HYDRO/THERMAL GENERATION IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,696	30.5	1,940	18.5	3,783	31.6
Thermal generation	8,421	69.5	8,540	81.5	8,172	68.4
Total generation	12,117	100.0	10,480	100.0	11,955	100.0

(1)	Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	12,117	97.1	10,480	93.8	11,955	95.8
Electricity purchases	367	2.9	694	6.2	528	4.2
Total(1)	12,484	100.0	11,174	100.0	12,483	100.0

(1)

Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as non billed electricity consumption.

The distribution of physical sales in Argentina, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2007		2008		2009
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,364	19.1	2,397	21.6	2,128	17.2
Non-contracted sales	10,042	80.9	8,701	78.4	10,278	82.8
Total electricity sales	12,406	100.0	11,098	100.0	12,405	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2007	2008	2009
Endesa Costanera	8,450	8,543	8,284
El Chocón	3,956	2,554	4,122
Total	12,406	11,098	12,405

During 2009, Endesa Costanera served an average of 46 unregulated customers.  Endesa Costanera has no contracts with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales
YPF	159	15.5	233	22.5	122	15.8
Acindar	88	8.6	88	8.5	29	3.7
Solvay	87	8.5	130	12.5	96	12.4
Transclor	81	7.9	63	6.1	58	7.5
Peugeot	79	7.7	63	6.1	48	6.2
Cencosud	119	11.6	59	5.7	71	9.2
Total sales to our largest unregulated customers	611	59.7	635	61.5	424	54.9

Sales to the pool market remained stable at 7,511 GWh during 2008 and 2009.

The Argentine energy crisis, which began in 2004, continues as of the date of this report.  In accordance with the open season regulations, in 2008 the gas transportation capacity was expanded by 3.7 million m3/day.  Argentina imported 1,700 million m3 of natural gas from Bolivia in 2009.

The 2008 season of re-gasification from ships started in June and ended in September in Bahía Blanca and injected 440 million m3 of gas.  The 2009 season of re-gasification from ships started in May 2009 and finished in September in Bahía Blanca and injected 770 million m3 of gas.

During 2008 and 2009, Endesa Costanera, through its subsidiary Endesa Cemsa S.A. (Cemsa), negotiated with a number of gas producers, which allowed Costanera to diversify and improve the availability of gas for supply to Costanera’s units, including the ability to trade gas with other generators.

During 2009, El Chocón served an average of 25 unregulated customers.  El Chocón has no contracts with distribution companies.

The following table sets forth sales by volume to the largest unregulated customers of El Chocón for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sales	Sales (GWh)	% of contract Sale
Minera Alumbrera	569	42.4	571	41.9	542	40.0
Profertil (Cemsa) (1)	145	10.8	94	6.9	115	8.5
Massuh	109	8.1	85	6.2	—	0.0
Chevron	112	8.3	136	10.0	120	8.8
Acindar (Cemsa) (1)	88	6.5	88	6.4	75	5.5
Praxair	—	0.0	89	6.5	80	5.9
Air Liquide (2)	9	0.6	30	2.2	122	9.0
Total sales to our largest unregulated customers	1,032	76.9	1,093	80.1	1,055	77.8

(1)	Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, an Endesa Chile affiliate.
(2)

During 2009, Air Liquide was the second largest customer of El Chocón.  These values differ from those reported in the 2008 Form 20-F for 2007 and 2008, because Air Liquide was not incorporated at that time since its sales reported less than 3% of El Chocón’s total sales.

Our subsidiary Endesa Chile operates El Chocón pursuant to an operating agreement with a term equal to the duration of the concession that expires in 2023.  El Chocón does not have the right to terminate the operating agreement, unless Endesa Chile fails to perform its obligations under the agreement.  Under the terms of the operating agreement, Endesa Chile is entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments. The management fee for 2007, 2008 and 2009 was $2.2 million, $2.2 million and $2.4 million, respectively.

Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.  According to the installed capacity reported by Cammesa in the monthly report for December 2009, our major competitors in Argentina are the state-controlled companies Enarsa (with an installed capacity of 554 MW), nuclear units -NASA- (1,005 MW) and the binational hydro units Yacyreta and Salto Grande (3,225 MW in total).  The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía.  The AES Group has nine power plants connected to the Argentine NIS with a total capacity of 2,810 MW (43% hydro) and one plant that is not connected to the Argentine NIS that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW.  On the other hand, Sadesa owns a total of approximately 3,860 MW, the most important of which are Piedra del Aguila (hydro 1,400 MW) and Central Puerto (thermal 1,777 MW); while Pampa Energía competes with us through five power plants, Diamante and Nihuiles (both hydro, 612 MW in total), and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,356 MW in total).

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

As of December 2009, we had a total installed capacity of 987 MW in Brazil.  Of this amount, 665 MW corresponds to Cachoeira Dourada and 322 MW to Endesa Fortaleza.

The following table sets forth information relating to Enersis’ installed capacity in Brazil:

INSTALLED CAPACITY IN BRAZIL (MW) (1)

	(MW)
	2007	2008	2009
Cachoeira Dourada (hydro)	665	665	665
Fortaleza (thermal)	322	322	322
Total	987	987	987

(1)         Total installed capacity is defined as the maximum MW capacity of generation units, under specific technical conditions and characteristics.

The following table sets forth the physical energy production of Cachoeira Dourada and Endesa Fortaleza:

OUR PHYSICAL PRODUCTION IN BRAZIL (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Cachoeira Dourada	3,888	98.3	3,308	97.9	2,820	85.0
Endesa Fortaleza	66	1.7	71	2.1	499	15.0
Total	3,954	100.0	3,379	100.0	3,319	100.0

Cachoeira Dourada is a hydroelectric company with an installed capacity of 665 MW, located in the south of Brazil.  It has long-term contracts with 34 distribution companies due to the bids realized for regulated consumers by the Contrato de Comercialización de Energía en Ambiente Regulado (CCEAR).  The contract sales with regulated clients were for 1,165 GWh. During 2009, Cachoeira also sold 2,246 GWh to unregulated clients.

The following table sets forth the levels of electricity production and purchases for our Brazilian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity production	3,954	51	3,379	48	3,319	44
Electricity purchases	3,814	49	3,611	52	4,284	56
Total (1)	7,768	100.0	6,990	100.0	7,603	100.0

(1)

Energy generation plus energy purchases differs from electricity sales due to power plant consumption of electricity that had been uploaded to the grid, referred to as non billed electricity consumption.

The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

	Year ended December 31,
	2007		2008		2009
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	3,884	83.6	3,947	89.8	3,411	88.3
Non-contracted sales	760	16.4	457	10.2	451	11.7
Total electricity sales	4,644	100.0	4,403	100.0	3,862	100.0

Endesa Fortaleza is wholly-owned by Endesa Brasil, in which Enersis holds a 53.6% interest.  Endesa Fortaleza owns a combined cycle plant which uses natural gas.  The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and began commercial operations in 2003.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s installed capacity and electricity sales:

	Year ended December 31,
	2007	2008	2009
Installed capacity (MW)	322	322	322
Electricity sales (GWh)	2,705	2,690	3,007

Endesa Fortaleza’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.1% of the thermoelectric generators.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

	Year ended December 31,
	2007		2008		2009
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,690	99.4	2,690	100.0	2,918	97.1
Non-contracted sales	15	0.6	0	0.0	88	2.9
Total electricity sales	2,705	100.0	2,690	100.0	3,007	100.0

Generation in Colombia

Until August 2007, we controlled two electricity generation companies in Colombia, Betania and Emgesa.  These companies were merged into Betania, which then changed its name to Emgesa S.A. E.S.P.  We have a 16.1% stake in Emgesa as of December 31, 2009, and due to a shareholders’ agreement, we have the right to appoint the majority of the Board members and, therefore, control Emgesa.

As of December 31, 2009, our Colombian subsidiary operated eleven generation plants in Colombia, with a total installed capacity of 2,895 MW.  Emgesa has 2,451 MW in hydroelectric plants and 444 MW in thermoelectric plants.  During 2009, there were no changes in Emgesa’s installed capacity.

Our hydroelectric and thermal generation plants in Colombia represent 21.4% of the country’s total electricity generation capacity as of December 2009.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY IN COLOMBIA (MW)(1)(2)

	Year ended December 31,
	2007	2008	2009
	(MW)
Emgesa
Guavio (reservoir)	1,213	1,213	1,213
Cadena Nueva (reservoir/pass-through)(3)	601	601	601
Betania (reservoir)	541	541	541
Termozipa (steam turbine/coeal)	236	236	236
Cartagena (steam turbine/gas + diesel oil)	142	208	208
Minor Plants (pass-through) (4)	96	96	96
Total	2,829	2,895	2,895

(1)	The figure includes the capacity used for power plant consumption.
(2)	The installed capacity was certified during the three years by Bureau Veritas.
(3)	Includes two power plants named La Guaca and Paraiso.
(4)	As of December 31, 2009 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.

Approximately 85% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 22% in 2007, 23.7% in 2008 and 22.6% in 2009.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Companies are free to offer their electricity at prices driven by market conditions being dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs.

During 2009, thermal generation represented 7.7% of total generation and hydroelectric generation the remaining 92.3% of our generation in Colombia.  During the second half of 2009, there were very dry hydrological conditions in the Colombian system, which translated into less hydro electrical generation. Emgesa reduced its hydro generation by 703 GWh as compared with the 2008 generation.  Part of this decrease was replaced by thermal generation (471 GWh more than 2008), as is shown in the following table:

HYDRO/THERMAL GENERATION IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	11,427	95.7	12,403	96.1	11,700	92.3
Thermal generation	515	4.3	503	3.9	974	7.7
Total generation	11,942	100.0	12,905	100.0	12,674	100.0

The main reservoir of Emgesa is El Guavio, which level measured bi-annually in 2008 and 2009, in terms of GWh, is shown in the following table:

	2008	2009
Reservoir El Guavio	(GWh)	(GWh)
June 30,	1,434	1,029
December 31,	1,887	1,310

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity production	11,942	75.8	12,905	78.1	12,674	74.7
Electricity purchases	3,814	24.2	3,611	21.9	4,284	25.3
Total	15,756	100.0	16,517	100.0	16,958	100.0

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional, the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 1.5% during 2009.  Total electricity consumption was 52,851 GWh in 2007; 53,870 GWh in 2008 and 54,679 GWh in 2009.

The demand in Colombia’s electricity market has been affected by the agreement on International Transactions of Energy governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2009, physical sales to Ecuador reached 1,077 GWh, 567 GWh higher than the 510 GWh reached in 2008.

The distribution of Endesa Chile’s physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	10,539	67.5	11,169	68.2	11,960	71.2
Non-contracted sales	5,074	32.5	5,199	31.8	4,847	28.8
Total electricity sales	15,613	100.0	16,368	100.0	16,806	100.0

During 2009, Emgesa served an average of 717 contracts with unregulated customers and 16 distribution and trading companies.  Our sales to the distribution company Codensa accounted for 39.3% of our total contract sales in 2009.  Physical sales to the five largest unregulated customers altogether reached 5.6% of total contracted sales.

The following table sets forth our sales by volume to our six largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales	Sales (GWh)	% of Sales

Codensa (1)	3,036	28.8	3,784	33.9	4,697	39.3
Enertolima	437	4.1	150	1.3	471	3.9
Electrocosta	652	6.2	79	0.7	517	4.3
Electricaribe	479	4.5	1,194	10.7	954	8.0
EPM	1,102	10.5	1,455	13.0	720	6.0
Meta	649	6.2	624	5.6	163	1.4
Total sales to our largest distribution customers	6,355	60.3	7,286	65.2	7,523	62.9

(1)  Our subsidiary.

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 2,601 MW), Isagen (with an installed capacity of 2,106 MW), and Gecelca (with an installed capacity of 1,195 MW).  We also compete with the following privately owned companies in Colombia: Colinversiones (with a installed capacity of 1,719 MW, which includes the companies: Termoflores with 441 MW; Merieléctrica with 167 MW; and Epsa with 1,111 MW, which was acquired from the Union Fenosa group during 2009) and Chivor (with a installed capacity of 1,000 MW), which is owned by Gener, all as of December 2009.

Generation in Peru

Through our subsidiary Edegel, we operate a total of nine generation plants in Peru, with a total installed capacity of 1,667 MW as of December 2009.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 745 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants which represent the remaining 922 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 28.5% of the country’s total electricity generation capacity according to the information reported in December 2009 by the Organismo Supervisor de la Inversión en Energía y Minería, Supervisory Entity of the Investment on Energy and Mining (Osinergmin).

The following chart sets forth the installed capacity of Edegel:

INSTALLED CAPACITY IN PERU (MW)(1)

	Year Ended December 31,
	2007	2008	2009
	(MW)
Edegel S.A. (mixed)
Huinco (hydroelectric)	247	247	247
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	80	80	80
Moyopampa (hydroelectric)	65	65	65
Huampani (hydroelectric)	30	30	30
Yanango (hydroelectric)	43	43	43
Chimay (hydroelectric)	151	151	151
Santa Rosa (thermal) (2)	231	229	430
Ventanilla (thermal)	493	493	493
Total.	1,468	1,467	1,667

(1)  The installed capacity was certified during 2007, 2008 and 2009 by Bureau Veritas.

(2)  During 2009, Santa Rosa increased its installed capacity due to the incorporation of Unit TG8, which started operations in September 2009 with 193 MW and with an additional 7 MW since November 2009 (200 MW in total).

Our generation market share was approximately 27% of total electricity production in Peru for 2008 and 2009.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,385	57.3	4,189	51.7	4,564	55.9
Thermal generation	3,270	42.7	3,913	48.3	3,599	44.1
Total generation	7,654	100.0	8,102	100.0	8,163	100.0

(1) Generation minus power plant own consumption and technical losses.

Hydrological generation represented 55.9% of Edegel’s total production in 2009.  Hydro generation increased by 375 GWh (9.0%) compared with 2008 generation, due to the rainy conditions presented during 2009.  For Edegel, the flow of the rivers associated at the Rimac basin was one of the highest since 1965.  Thermal generation in 2009 decreased by 314 GWh or 8.0%.

The portion of electricity supplied by Edegel’s own generation was 96.0% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has supply, transportation and distribution contracts for gas in Ventanilla and Santa Rosa.  During 2007, the gas pipeline Camisea-Lima, owned by TGP, reached its full capacity.  However, since May 2008, TGP started restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Thus, Edegel expects it will have enough capacity for the combined cycle of Ventanilla plant and part of Santa Rosa.  On the other hand, in 2009 Edegel extended the contract for transportation and distribution until 2025 at a level of 2.1 million m3/d from August 2019.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2007		2008		2009
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	7,654	93.9	8,102	93.9	8,163	96.0
Electricity purchases	499	6.1	525	6.1	337	4.0
Total(1)	8,153	100.0	8,627	100.0	8,499	100.0

(1)         Total GWh production plus purchases differs from GWh sales due to transmission losses, given that our own power plant consumption and technical losses have already been deducted.

Sistema Eléctrico Interconectado Nacional, or the SINAC, is the only interconnected system in Peru.  Electricity sales in the SINAC increased 0.3% during 2009 compared to 2008, reaching total annual sales of 27,082 GWh.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	7,569	94.7	8,225	97.2	7,565	90.9
Non-contracted sales	424	5.3	235	2.8	755	9.1
Total electricity sales	7,994	100.0	8,461	100.0	8,321	100.0

(1) Includes the sales to distributors without contracts.

Edegel’s physical sales in 2009 decreased by 1.7% compared to 2008.  Sales in the spot market increased 221.5% and contracted sales decreased by 8.0%.  The decrease in contracted sales is primarily due to the reduction in the energy sold to ElectroPerú whose contract with Ventanilla ended in September 2009, and compensated with the increase in sales to distributors for the bids realized during 2006, 2007 and 2008.  During 2009, Edegel had eight regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has eleven unregulated customers.  Sales to unregulated customers represented 46.3% of Edegel’s total contracted sales in 2009, compared to 56.5% in 2008.

During 2009, there were nine bids for the supply of various distributors for the period 2009-2013.  The energy required was variable by year with values between 2,400 GWh and 14,100 GWh.  Of these processes, Edegel allocated 600, 2,775 and 3,362 GWh for the years 2011, 2012 and 2013, respectively.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2007		2008		2009
	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales	Sales (GWh)	% of contracted Sales
Distribution companies:
Edelnor (Regulated) (1)	1,039	13.7	1,693	20.6	2,663	35.2
Luz del Sur (Regulated) (1)	1,222	16.1	1,346	16.4	949	12.5
Hidrandina	52	0.7	58	0.7	60	0.8
Electronoroeste	46	0.6	49	0.6	50	0.7
Electronorte	45	0.6	50	0.6	54	0.7
Electrosur	27	0.4	30	0.4	32	0.4
Total sales to our largest distribution companies	2,431	32.1	3,226	39.2	3,808	50.3

Unregulated costumers:
ElectroPerú (2)	2,427	32.1	2,775	33.7	1,821	24.1
Antamina	682	9.0	644	7.8	652	8.6
Refinería	516	6.8	635	7.7	614	8.1
Siderperú	362	4.8	334	4.1	253	3.3
Total sales to our largest unregulated companies	3,987	52.7	4,387	53.3	3,339	44.1
Total sales to our largest costumers	6,418	84.8	7,613	92.6	7,147	94,5

(1)         The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  For 2007, 2008, and 2009, the energy sold to these distributors includes the amount won by Edegel in the bids realized during 2006 and 2007.

(2)         Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The contract with ElectroPerú expired in September 2009.

Our most important competitors in Peru are Enersur (GDF-SUEZ group, with an installed capacity of 1,030 MW); ElectroPerú (state-owned competitor, with an installed capacity of 990 MW); Egenor (Duke Energy Group, with an installed capacity of 492 MW) and Kallpa (Inkia Energy group, with an installed capacity of 368 MW).

Electricity Transmission Business Segment

CIEN

CIEN is wholly-owned by Endesa Brasil, and we hold a 53.6% economic interest in CIEN.  CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil. CIEN represented 1.4% of our 2009 operating revenues and 2.2% of our operating income, both before consolidation adjustments.  During 2009, CIEN received toll payments for using transmission lines from Uruguay and Argentina (February to October).

CIEN permits the energy integration of Mercosur and the import and export of electricity between Argentina, Uruguay and Brazil.  It has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and a total installed capacity of 2,100 MW.

Electricity Distribution Business Segment

Our electricity distribution business has been conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa and Empresa Eléctrica Cundinamarca, and in Peru through Edelnor.  For the year ended December 31, 2009, our principal distribution subsidiaries and affiliates sold 63,789 GWh of electricity.  For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.”  Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce.

Chilectra

Chilectra is one of the largest electricity distribution companies in Chile as measured by the number of regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$ 129 billion for the year ended December 31, 2009.  Our economic interest in Chilectra is 99.1%.  Chilectra operates in a concession area of 2,118 square kilometers.

Chilectra transmits and distributes electricity in 33 municipalities of the Santiago Metropolitan Region.  Its service area is defined primarily as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental and toll customers.  The Santiago Metropolitan Region is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country.  As of December 31, 2009, Chilectra served approximately 1.6 million customers.

As of December 31, 2009, Chilectra had an economic interest of 9% in Endesa Brasil.  Chilectra holds a 35.6% economic interest in Ampla and a 10.8% in Coelce through Investluz and Endesa Brasil.  Chilectra also owns a 9.4% interest in Codensa in Colombia, a 15.6% interest in Edelnor in Peru, and currently owns a 34.0% interest in Edesur.  There are no operator fees associated with Chilectra’s involvement in these companies.

Chilectra’s energy losses were 6.1% in 2009, compared to 5.9% in 2008.  Chilectra has implemented proprietary billing and accounts receivable management systems, increased labor productivity and improved information systems.

For the fiscal year ended December 31, 2009, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 26%, 28%, 23% and 23%, respectively, of Chilectra’s total energy sales of 12,585 GWh.  For the five-year period ended December 31, 2009, physical energy sales increased at a compounded annual rate of 1.5%.  For the year ended December 31, 2009, revenues from electricity sales were Ch$ 1,002 billion.

Edesur

Edesur is the second largest electricity distribution company in Argentina as measured by energy purchases.  Our economic interest in Edesur is 65.4%.  Edesur operates in a concession area of 3,309 square kilometers.  Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area.  Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires.  As of December 31, 2009, Edesur distributed electricity to 2.3 million customers.  Residential, commercial, industrial and other customers, primarily public and municipal, represented 41%, 26%, 8% and 24%, respectively, of Edesur’s total energy sales.  It had energy losses of 10.5% in 2009, compared to 10.6% in 2008.  For the year ended December 31, 2009, revenues from electricity sales amounted to Ch$ 297.4 billion.  In 2009, Edesur’s physical energy sales amounted to 16,026 GWh, increasing at a compounded annual rate of 3.4% during the 2005-2009 period.

Ampla

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil.  As of December 31, 2009, we had a 70.2% economic interest in Ampla.  Chilectra is Ampla’s technical operator but does not receive any fees for such role.  Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.5 million customers in a concession area of 32,615 square kilometers, where an estimated 8.0 million people live.  As of December 31, 2009, residential, commercial, industrial and other customers represented 38%, 19%, 11% and 31%, respectively, of Ampla’s total sales of 9,394 GWh, increasing at a compounded annual rate of 3.5% during the 2005-2009 period.  For the year ended December 31, 2009, revenues from electricity sales amounted to Ch$ 821.3 billion.  As of December 31, 2009, Ampla’s energy losses were 21.2% compared to 20.2% in 2008.

Coelce

We hold a 35.3% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil through a 60.1% interest in Investluz, which owns 56.6% of the capital stock of Coelce.  Chilectra is Coelce’s technical operator but does not receive fees for such role.  As of December 31, 2009, Coelce served over 3.0 million customers within a concession area of 148,825 square kilometers.  During 2009, Coelce had annual sales of 7,860 GWh of energy, increasing at a compounded annual rate of 4.5% during the 2005-2009 period.  These sales represented Ch$ 640.0 billion.

Coelce has a relatively stable customer base with residential customers representing 33% of energy sold.  In 2009, Coelce bought 33% of its energy from Endesa Fortaleza, 24% from CCEARs, 20% from Furnas, 15% from CHESF and 8% from other suppliers.  As of December 31, 2009, residential, commercial, industrial and other customers represented 33%, 19%, 17% and 30%, of Coelce’s total energy sales.  As of such date, Coelce’s energy losses were 11.6% compared to 11.7% in 2008.

Codensa

Lastly, in the framework of the sale process of state owned distribution companies, EEB and Codensa, formed a public vehicle called DECA, with EEB holding 51% of the capital and Codensa the remaining 49%. The government awarded DECA an 82% shareholding in Empresa de Energía de Cundinamarca S.A.

We hold a 21.7% economic interest in Codensa, and due to a shareholders’ agreement, we have the right to appoint the majority of the Board members and, therefore, control this company.  Codensa is an electricity distribution company that serves a concession area of 18,217 square kilometers in Bogotá and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá.  More than 9.6 million people, or 23% of the Colombian population, live in Codensa’s service area, where it serves approximately 2.5 million customers.  For the year ended December 31, 2009, revenues from electricity sales amounted to Ch$ 585 billion.

During 2009, Codensa’s annual sales reached 12,144 GWh, increasing at a compounded annual rate of 4.9% during the 2005-2009 period.  Of these sales, residential, commercial, industrial and other customers represented 36%, 16%, 6% and 41%, respectively.  Codensa purchased 55% of its energy in 2009 from Emgesa, a generating company controlled by Endesa Chile, and 45% from other suppliers.  Since 2001, Codensa only services regulated clients.  The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá.

In 2009, Codensa had energy losses of 8.4%, compared to 8.1% in 2008.

Edelnor

Edelnor is a Peruvian electricity distribution company of which 60% is owned by Distrilima.  As of December 31, 2009, we owned an equity interest of 55.9% in Distrilima which represents a 33.5% interest in Edelnor.  Chilectra is Edelnor’s operator but does not receive any fees for such role.

Edelnor operates in a concession area of 2,440 square kilometers.  For the year ended December 31, 2009, the company had revenues from electricity sales of Ch$ 277.4 billion.

Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao.  As of December 31, 2009, Edelnor distributed electricity to approximately 1.1 million customers, an increase of 3.2% from December 31, 2008.

For the year ended December 31, 2009, Edelnor had total energy sales of 5,716 GWh.  The compounded annual growth rate in energy sales for the 5-year period from 2005 to 2009 was 6.0%.

Edelnor had energy losses of 8.1% in 2009, compared to 8.2% in 2008.

Non-Electricity Businesses

Non-electricity business represented less than 4% of our 2009 operating revenues and less than 1% of our 2009 operating income, both before consolidation adjustments.

Compañía Americana de Multiservicios (CAM)

CAM is a wholly-owned subsidiary that represented around 2.2% of our 2009’s operating revenues before consolidation adjustments.  CAM is engaged in the electrical parts procurement business and is the entity in charge of providing continuity to our engineering and electrical service activities, both in Chile and abroad, and concentrates on managing large-scale services for public utility companies, especially in the electricity, telecommunications, gas and water distribution sectors.

During the last quarter of 2009, the Board of Directors of Enersis authorized CAM’s sale because it was considered a “non core” business. The sale process includes at first a market research and the hiring of a financial advisor to provide assistance in the sale process, so that, upon offers being received, final decision about the sale and its specific conditions will be submitted to the Board. As of the date of this report, certain offers have been received, but the Company is still searching for potential buyers.

Synapsis

Synapsis is a wholly owned subsidiary that represented 1.2% of our 2009’s operating revenues before consolidation adjustments.  It is engaged in the information system business.  Synapsis provides IT solutions (outsourcing, hardware, data center, consulting) to the services, energy, telecommunications and public administration markets.

Inmobiliaria Manso de Velasco (IMV)

IMV, a wholly owned subsidiary, develops real estate projects in Chile and represented less than 0.5% of our 2009 operating revenues before consolidation adjustments.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Structure

The electricity industry in Chile is divided into three business segments: generation, transmission and distribution.  The generation segment consists of companies that produce electricity.  They sell their production to distribution companies, unregulated customers, or to other generation companies.  The transmission segment consists of companies that transmit at high voltage the electricity produced by generation companies.  Finally, the distribution segment is defined for regulatory purposes to include all electricity supply to final customers at a voltage no higher than 23 kV.

The electricity sector in Chile is regulated pursuant to Decree with force of Law No. 4 of 2006, as amended, known as the Chilean Electricity Law.

In Chile there are four separate interconnected electricity systems.  The main systems that cover the most populated areas of Chile are the Sistema Interconectado Central, or SIC, that services the central and south central part of the territory, where 93% of the Chilean population lives, and the Sistema Interconectado del Norte Grande, or SING, which operates in the northern part of the country, where most of the mining industry is located.  According to the 2002 census, 6.1% of the Chilean population lives in the territory serviced by the SING.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas.  The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, (CDEC), an autonomous entity that involves industry groups, transmission companies and large customers.  CDECs coordinate the operation of their system as efficient markets for the sale of electricity, in which the lowest marginal cost producer is usually used to satisfy demand.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available in the system at any moment.

Chilean Electricity Law

General

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff‑setting process which limits the discretionary role of the government by establishing objective criteria for setting prices.  The expected result is an economically efficient allocation of resources.  The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity service to all who request it.

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  Twice a year (in April and October), the CNE calculates the Precio de Nudo (node price), or energy and capacity regulated prices that distribution companies pay to generators.  In 2005, bid processes were introduced for distribution companies’ energy supply, and therefore after 2010 the energy “node price” will be necessary only to set the maximum offer price for each energy bid to regulated customers.  The CNE also prepares the Indicative Plan, a ten‑year guide for the expansion of the generation and transmission system.  The SEF sets and enforces the technical standards of the system and the proper compliance with the law.  In addition, the Ministry of Energy was created in 2009.  The Ministry grants final approvals for tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

Companies engaged in generation must coordinate their operations through the pertinent CDEC in order to minimize the operating costs of the electricity system and monitor the quality of service provided by the generation and transmission companies.  Generation companies satisfy their contractual sales requirements with dispatched electricity, whether produced by them or purchased from other generation companies in the spot market.  The principal purpose of a CDEC in operating the dispatch system is to ensure that only the most efficiently produced electricity is dispatched to customers.

Sales by Generation Companies to Unregulated Customers

Sales by generation companies may be made to final unregulated customers or to other generation companies under contracts with freely determined terms.  To balance their contractual obligations with their dispatch, generators have to trade deficit and surplus electricity at the spot market price, which is set hourly by each CDEC, based on the marginal cost of production of the next kWh to be dispatched.

Sales to Distribution Companies and Certain Regulated Customers

Regulated customers are those with a maximum consumption capacity not exceeding 0.5 MW. Customers between 0.5 and 2 MW may choose their status as regulated or unregulated.  Customers with capacity needs over 2 MW are unregulated.  Historically, sales to distribution companies for resale to regulated customers have been made through contracts at regulated prices (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity is supplied.  Nevertheless, since 2005 all new contracts between generation and distribution companies for the supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid is made, which is calculated twice a year by the CNE.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The price associated with these bids will be transferred directly to final customers, replacing the current regulated price regime.  During the life of the contract, the energy and capacity prices will be indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system, all distribution companies will have electricity contracts from 2011 onwards.  Distribution companies may also pay for their capacity consumption at the capacity node price determined by the CNE, and calculated based on the marginal cost of increasing the existing capacity of the electricity system with the least expensive dispatch by any generating facility.

International Bids for Supplying Regulated Customers

The first international auction for the supply to distribution companies’ regulated customers took place in 2006.  This auction met 100% of the energy needs required by participating distribution companies.

During 2008, Chilectra launched a bidding process for the supply of its regulated customers and contracted a total of 1,800 GWh from 2011 onwards.  During 2009, Chilectra did not launch any bidding process.  With its existing contracts, Chilectra is expected to meet the demand of its regulated customers until 2013.

Sales of Capacity to Other Generation Companies

Each CDEC annually determines a firm capacity for each power plant.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time it is out of service for maintenance and extremely dry conditions for the operation of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market at any time, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Transmission

Since transmission assets are built pursuant to concessions granted by the government, the law requires a company to operate on an “open access” basis, in which users may obtain access to the system by contributing towards the costs of operating, maintaining and, if necessary, expanding the system.  Transmission companies recover their investment in transmission assets through tolls, or “wheeling rates,” which are charged to generation companies and final customers in the proportion 80% to generators and 20% to final customers.  Transmission tariffs are determined every four years by a decree of the Ministry of Energy.

Subtransmission

On January 9, 2009, the Ministry of Economy enacted a decree that established subtransmission tariffs that will last through October 2010.  The process for the new subtransmission tariffs is under way and will cover the period for the following four years beginning in November 2010.

Distribution Tariffs to Final Customers

The tariffs charged by distribution companies to final customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the “value added by the distribution network,” or VAD, which allows distribution companies to recover their operating costs.  The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole.  The transmission charge reflects the cost paid for electricity transmission and transformation.  The VAD includes an allowed return on investment.

VAD Rates

The VAD is based on a “model company” and includes: selling, general and administrative distribution costs; maintenance and operating costs of distribution assets; energy cost and losses; and an expected return on investment, before taxes, of 10% per year in real terms based on the replacement cost of assets used for distribution.

To this end, the CNE selects a company, to which it applies efficiency guidelines which results in a cost structure for the “model company” for each Typical Distribution Area, as described below.  The rate is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company, which is used as a benchmark.

Distribution Tariff-Setting Process

The VAD is set every four years.  The CNE classifies companies into groups, according to Typical Distribution Areas, based on economic factors that group companies with similar distribution costs due to population density, which determines equipment density in the network.

Actual return on investment for a distribution company depends on its performance relative to the standards chosen by the CNE for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  Tariff studies are performed by the CNE and distribution companies.  Tariffs are estimated as a weighted average of the results of the CNE-commissioned study and the companies’ study, with the results of the CNE’s study bearing twice the weight of the companies’ results.  Preliminary tariffs are tested to ensure that they provide an average actual annual internal rate of return between 6% and 14% on the replacement cost of electricity‑related assets for the entire distribution segment.

The last process for setting distribution tariffs was held in 2008, and will be in effect until November 3, 2012.

Associated electrical services

Along with the VAD rate process for 2008, the CNE published a report on associated electrical services.  Agents, generation, transmission and distribution companies submitted their comments.  Final rates were published on December 4, 2009.

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third‑party properties.  Third‑party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Fines and Compensations

If a rationing decree is enacted in response to prolonged periods of electricity shortages, severe penalties may be imposed on generation companies that contravene the decree.  A severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents as well as to make compensatory payments to electricity consumers affected by shortages of electricity.  If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at the failure cost determined by the authority in each tariff setting.

Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards.  These compensatory payments shall be at an amount equal to double the non‑supplied energy at failure cost.

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

Environmental Law No. 19,300 was enacted in 1994 and implemented by several rules, such as Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct environmental impact study or declaration of any future generation or transmission projects.

Recently, as of January, 2010, Law No. 19,300 was modified by Law No. 20,417, introducing changes in the environmental assessment process and in the public institutions involved in it.  Consequently, environmental assessment process is coordinated by the Environmental Assessment Service, and not by Chilean Environmental Commission, or Conama, that was repealed.  Endesa Chile applies the guidelines of the new law when analyzing the development of future projects.

On April 1, 2008, Law No. 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of the amendment is to promote the use of NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to 10% as of 2024.  Currently, our power plants recognized as NCRE generators are Palmucho, Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile estimates that it will be able to fully comply with this obligation in 2010 and generate excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE will be charged as a pass‑through in the new contracts, thus eliminating the impact to our revenues.

Water rights

Endesa Chile owns indefinite term, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start‑up date of the project associated to the water right considered.  The maximum license fees to be recovered are those paid during the 8 years before the start‑up date. As of the date of this report, Endesa Chile has not recovered any license fee already paid.  During 2009, we paid Ch$ 2,699 million ($ 5.3 million) associated with 2008 water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile continuously analyzes which water rights it will maintain, disregard or acquire.  We estimate that in 2010 we will pay fees for $ 5.3 million.  We expect that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 5.5 million per year through December 2011.  Thereafter, the water rights law requires an annual fee that will be doubled and will thereafter remain flat for five years, at which point the license fee will be doubled once again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, even though, Endesa Chile does not and will not have any water rights in that area.

Argentina

Introduction

Law No. 15,336 of 1960 and Law No. 24,065 of 1992 (together, the Argentine Electricity Act) set the regulatory framework for the electricity sector.

Under the Argentine Electricity Act, the Federal Government:

•                  Divided the electricity industry into three business segments: generation, transmission and distribution, to enable the electric market development under conditions of free competition for generation with reduced tariffs, requirements regarding quality standards, and restrictions to ownership concentration;

•                  Created the Mercado Eléctrico Mayorista (Wholesale Electricity Market) or “MEM” where four categories of agents (generators, transmitters, distributors and large customers) are allowed to buy and sell electricity as well as related products;

•                  Imposed the Compañía Administradora del Mercado Mayorista Eléctrico (Administrative Company for the Wholesale Electricity Market) or “Cammesa,” responsible for the dispatch coordination, the administration of the agent’s transactions in the MEM and the calculation of the spot prices.  The agents participate in Cammesa as shareholders through their corresponding associations with the Secretariat of Energy, the owner of the remaining 20% of the capital stock.  The Ministry of Federal Planning, Public Investment and Services appoints the Cammesa chairman; and

•                  Created the Ente Nacional Regulador de la Electricidad (Electricity National Regulatory Agency) or “ENRE,” in charge of regulating public service activities in the electricity sector and imposing jurisdictional decisions.

The Ministry of Federal Planning, Public Investment and Services, through the Secretariat of Energy, is primarily responsible for the implementation of the Argentine Electricity Act. Among the main tasks, the Secretariat regulates the system dispatch and the activities in the MEM, and grants the concessions or authorization for each activity in the electricity sector. The Secretariat of Energy is also responsible for policy setting in the oil and natural gas sector, with its direct impact on thermal generators and the electricity sector.

Industry structure

The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM’s spot market or through private contracts to purchasers on the MEM’s contract market.

Transmission is a public service that works under monopoly conditions by several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which facilities of the generation plants, distribution systems and large customers are connected.  The international interconnected transmission systems also require concessions granted by the Secretariat of Energy.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions.  Distribution companies have the obligation to make electricity available to the final customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity either in the MEM’s spot market at a price called “seasonal price,” or in the MEM’s  term market through private contracts with generators.  The seasonal price, defined by the Secretariat of Energy, is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor.  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting in the MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs, unless they have a minimum capacity demand of 30 kW, in which case they can choose to contract their supply directly from generators in the MEM´s spot market, becoming “large customers” who may freely negotiate their prices with generating companies.

Traders are also authorized to act as participants in the MEM.  They buy and sell energy and related products from and for agents of the MEM, including electricity royalty payments received by the provinces.

No generator, distributor, large user, nor any company controlled by any of these or controlling the same, may be either owner or a major shareholder of a transmission company or of its controlling companies.  At the same time, transmission companies are prohibited from generating, distributing, purchasing and/or selling electricity. Distribution companies are prohibited from owning generation units.

Dispatch and Pricing

Cammesa controls the coordination of dispatch operations, the spot prices calculation and the administration of the MEM’s economic transactions.  All generators that are MEM agents have to be connected to the Sistema Argentino de Interconexión (Argentine Interconnected System) or “Argentine NIS” and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS, in order to be sold in the spot market or in the term market.  Distribution companies, traders and large users that have entered into private supply contracts with generation companies, pay the contractual price directly to the generator and also pay a toll to the transmission and/or distribution company for the use of their systems.

The spot price is calculated on an hourly basis by Cammesa and must reflect the cost of the marginal kW to be dispatched in the Argentine NIS and is paid to generators and sellers of energy at the spot market.  The Argentine Electricity Act sets that electricity prices in the spot market are determined on a marginal cost basis.  Since 2002, the Secretariat of Energy started to modify several criteria regarding the spot prices and imposed, among other restrictions, caps for the spot prices to be paid to the generators and only recognized for calculations purposes the natural gas costs established by the Federal Government, even though additional costs are collected by the market and paid to the generator.

In order to stabilize the prices for distribution tariffs, the market has a seasonal price as the energy price to be paid by distributors for their purchases of electricity traded in the spot market.  It is a fixed price determined every six months by the Secretariat of Energy after Cammesa recommends the seasonal price level for next period according to its estimated spot price, which is based on its evaluation of the expected supply, demand and available capacity, as well as other factors.  The seasonal price is maintained for at least 90 days. Since 2002, the Secretariat of Energy has been approving seasonal prices lower than those recommended by Cammesa.

Regulatory Developments: the industry after the Public Emergency Law

General

Law No. 25,561, the Public Emergency Law, was enacted in 2002 to manage the public crisis which began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per $ 1.  It also empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  In fact, Law No. 26,563, enacted in December 2009, extended the measures until December 31, 2010.

The Secretariat of Energy introduced several regulatory measures aimed to correct the effects of the devaluation into the MEM’s costs and prices and to reduce the price to be paid by the final customers.

Generation

The mandatory conversion of transmission and distribution tariffs from dollars to Argentine pesos at the pegged rate of $ 1 per Ar$ 1, when the market exchange rate was approximately $ 1 per Ar$ 3 and the regulatory measures to cap and reduce the spot and seasonal prices hindered the pass through of generation variable costs into the tariffs to final customers.

Resolution SE No. 240/2003 changed the way to fix spot prices, decoupling the spot price calculation from the marginal costs of operation. Until this resolution, spot prices on the MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with fuel/diesel in the winter (May-August).  Then, due to restrictions on natural gas supply, winter prices were higher, and related to imported fuels priced in dollars. Resolution SE No. 240/2003 seeks to avoid the pegged price indexation to the dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the Resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply.  Water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.  The resolution also set a cap on the spot price at 120 Ar$/MWh.

The government avoided the increase in electricity tariffs to final customers and seasonal prices were maintained substantially fixed in Argentine pesos, although gas producers received price revisions by the authority, recovering part of the value that they lost with the devaluation.  In this scenario, Cammesa sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas price. To overcome this unbalance, the authority — through Resolution SE N° 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market. This Resolution set a priority of payment for different services: capacity payment, fuel cost, energy sales margin, etc.  Cammesa accumulates debt with generators, and the system gives an incorrect price signal to the agents, by not encouraging savings in electricity consumption as well as investments to satisfy the growth in electricity demand, including investments in transmission capacity.

Additionally, the generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

The obligation to settle the unpaid spot electricity with generators led authorities to fund investments in new capacity within the MEM, though Foninvemem, a fund managed by Cammesa.  Funds in the Foninvemem have been used to install two combined cycle generation plants of 850 MW each.

In order to enhance the energy supply the Secretariat of Energy created different schemes to sell “more reliable energy.” Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.  The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected before to the NIS.  All “large customers” that, as of November 1, 2006, had a higher demand than their Base Demand, had to contract excess demand with the Energy Plus Service.  The consumption that exceeded the Base Demand without a contract to supply should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service have to be approved by the relevant authorities.  Consumption of unregulated customers that could not be secured by an Energy Plus Service contract, could request Cammesa to conduct an auction to satisfy their demand.

Resolutions SE No. 220/2007 and No. 724/2008 gives thermal generators the opportunity to reduce some of the adverse effects of Resolution SE No. 406/2003 by entering into MEM Supply Commitment Contract or “CCAM.”  Generators can commit maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system. After authorization, the generator can sign a CCAM at prices that permit the recovery of capital expenditures.  Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales (Res. No. 406/2003).  Generators with a CCAM can supply energy to Cammesa for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE No. 762 created the Hydroelectric National Program to promote the construction of new hydro plants. The program enables authorized generators to subscribe energy supply contracts with Cammesa for up to fifteen years, at prices that allow for an investment recovery.

The Federal Government has adopted several other measures to promote new investments, including auctions to expand the capacity of natural gas transportation and of electricity transmission, the implementation of certain projects for the construction of power plants, and the creation of fiduciary funds to finance these expansions.  Law No. 26,095 of 2006 created specific charges that must be paid by final customers to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to promote the rational and efficient use of electricity.

Foninvemem

Resolution SE No. 712/2004 created Foninvemem, a fund whose purpose is to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE No. 406/2003, the Secretariat of Energy decided to pay the generators the spot prices up to the amount available at a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, lower than spot prices for the same period.  Foninvemem would receive the differences between spot prices and payments to sellers, according to Resolution SE No. 406/2003, from January 1, 2004 to December 31, 2006.  Cammesa was appointed to manage the Foninvemem.

Pursuant to Resolution SE No. 1,193/2005 all private generators in the MEM were called to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the Foninvemem, consisting of two combined cycle generation plants of 850 MW each.  These power plants are powered by natural gas or alternative fuels.  Through Resolutions SE No. 1,427/2004 and Resolution SE No. 1,193/2005 the authorities committed to return to the original way of calculating spot prices and to authorize seasonal prices according to those calculated by Cammesa, when such electricity generation plants started operations.

Because of the insufficient resources to conclude the plants, Resolution SE No. 564/2007 gathered all the MEM’s private sector generators to commit to Foninvemem by including the differences between spot prices and payments made pursuant to Resolution SE No. 406/2003 for an extra period ending December 31, 2007.  Since the contribution of generators was only a right to charge, the actual cash flow to complete the construction came mainly from the fiscal budget.

Transmission and distribution

Transmission and distribution companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs are still pending.

As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the measures taken by the authorities that reduce compensation for all electricity companies.

During 2006, our subsidiary Edesur entered into an “Agreement for Renegotiation of Concession Contract.”  This Agreement established among several conditions, a transitional tariff regime, a regime for the quality of service, and an Integral Rate Revision Process (RTI) to be implemented by ENRE according to Law No. 25,561.  This would set conditions for a new tariff regime for a period of five years.  Under the framework of the RTI process, Edesur presented to ENRE in December 2009 its Tariff Proposal, as well as the support studies, according to requirements established by the regulator in Res. ENRE 467/08.  As of the date of this report, ENRE has not defined new tariffs, and maintains in force the transitional tariff regime.

Natural gas market

Final customers demand for natural gas has a peak during winters. During this season, there have been natural gas shortages to supply power plants for several years.  In order to assure internal supply, thermal generators consume alternative fuels, such as diesel and fuel oil.  Since 2002, the lack of investment in natural gas production obliged the system to burn increasing amounts of liquid fuels.  In 2004, the Argentine government entered into an agreement with Venezuela to guarantee fuel oil supply until 2010.

To improve the natural gas supply, the government has adopted different actions. In 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily. In the winters of 2008 and 2009, various regasification ships arrived at Bahía Blanca with LNG for the system.

Since 2004, gas producers and the government have subscribed several agreements to guarantee gas supply at rising prices. In July 2009, the last agreement was signed incorporating a 30% increase in the gas tariff to power producers until December 2009.

One of the measures related to natural gas in recent years was the creation of the Electronic Gas Market (MEG).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Export and Import of Energy

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity and gas exports.  Resolution SE No. 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

The Secretariat of Energy published Disposition No. 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the utilization of transport capacity.  These norms implied the beginning of restrictions for gas delivery to Chile and Brazil.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law No. 24,051, or the Hazardous Waste Law, and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector.  Failure to satisfy these requirements entitles the government to impose penalties, such as suspension of operations, which, in case of public services, could result in the cancellation of concessions.

Law No. 26,190, enacted in 2007, defined the use of renewable resources for electricity production as a national interest and set an 8% market share for generation from renewable energies as a target.  During 2009, the government took actions to reach this objective launching an international auction to promote the installation of up to 1,000 MW of renewable capacity, publishing Resolution No. 712/2009, which created a mechanism to sell renewable energy through fifteen-year contracts under special price conditions.

Brazil

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, which is known as the Sistema Interligado Nacional (the Brazilian NIS), which comprises most of the regions of Brazil and several other small, isolated systems.

Generation, transmission and distribution are legally separated activities in Brazil.  According to the specifications set forth in Law No. 9,427/96 unregulated customers in Brazil are currently those customers: (i) who demand at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) who demand at least 500 kW (and less than 3,000 kW) and choose to contract the energy supply directly with alternative generators or traders.

The electricity industry in Brazil is regulated by the Federal Government, acting through the Ministry of Mines and Energy, or MME, which has exclusive authority over the electricity sector, and whose primary role is to establish the policies, guidelines and regulations for the sector.  Regulatory policies are implemented by the Brazilian governmental agency for electric energy or ANEEL, whose main responsibilities include, among others: (1) supervision of the concessions for electricity sale, generation, transmission and distribution activities, and approval of electricity tariffs; (2) enactment of regulations for the electricity sector; (3) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (4) promotion of a bidding process for new concessions; (5) resolution of administrative disputes between electricity sector agents; and (6) setting the criteria and methodology for determining distribution and transmission tariffs.

Other regulatory authorities include: (i) the Brazilian Electricity System Operator (ONS), comprised of generation, transmission and distribution companies, and independent consumers, responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS; (ii) the Electricity Trading Board (CCEE), a company in which agents are gathered in four categories: Generation, Distribution, Trading and Consumers and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS; and (iii) the Brazilian Energy Policy Council (CNPE) in charge of  developing the national electricity policy.

Deregulation and Privatization

The Concessions Law (No. 8,987) and the Power Sector Law (No. 9,074), both enacted in 1995, intend to promote competition and attract private capital into the electricity sector.  Since then, several assets owned by the Federal Government of Brazil and/or state governments were privatized.

Independent Power Producers and Self-Producers

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment.  IPPs are individual agents or agents acting in a consortium who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale on its own account.

The Concessions Law also provides that, upon receiving a concession, IPPs, self-producers, suppliers and consumers will have access to the distribution and transmission systems owned by other concessionaires, provided that they are reimbursed for their costs as determined by ANEEL.

Law No. 9,648/98 created the wholesale energy market, composed by the generation and distribution companies.  According to this market regulation, the purchase and sale of electricity is freely negotiated.

Pursuant to Law No. 10,433/02, the wholesale energy market structure changed to be closely regulated and monitored by ANEEL, which is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

Law No. 10,848/04 seeks to maintain public service for the production and distribution of electricity to consumers within each concession area, restructures planning system, guarantees transparency in the auction and bidding process for public projects to mitigate the systemic risks, to maintain centralized and coordinated operations of the energy system and to grant universal use and access to electricity throughout Brazil, and it also modifies the bidding process of public service concessions.

Structure of the Electricity Sector

The market regulation established pursuant to Laws No. 10,847 and 10,848 seeks to provide cheaper tariffs for consumers and guarantees the expansion of the system, with the Power Research Company, (EPE), a governmental body, responsible for the planning of generation and transmission activities.  This market regulation has defined an unregulated contracting environment and a regulated environment.

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  Regarding the regulated environment, where distribution companies operate, the purchase of energy must be conducted executed pursuant to a bidding process coordinated by ANEEL.

Pursuant to the market regulation, 100% of the energy demand from distributors must be satisfied through long‑term contracts in advance of the expiration of current contracts in the regulated environment.

Another change imposed on the electricity sector is the separation of the bidding process for “existing power” and “new power project.”  The government believes that “new power project” needs more favorable contractual conditions as long term power purchase agreement (15 years for thermal and 30 years for hydro) and certain price level for each technology.  These agreements promote investment for the required expansion.  On the other hand, “existing power” which considers depreciated power plants can sell their energy at lower prices in shorter term contracts.

Distribution

The Concessions Law establishes three kinds of revisions to final consumer tariffs: annual tariff resetting, ordinary tariff revision and extraordinary tariff revisions.

Distribution companies’ pricing aims to maintain a concessionaire’s operating margins constant by allowing for tariff gains due to costs beyond management’s control and permitting the concessionaire to retain any efficiency gains achieved for defined periods of time.  Tariffs to end users are also adjusted according to the variation of costs incurred in purchasing electricity.

Ordinary tariff revision takes into account the entire tariff‑setting structure for the company, including the costs of providing services, the costs of purchasing energy and the return for the investor.  Under their concessions, Coelce is subject to tariff revisions every four years, and every five years for Ampla.  The asset base consists of the market replacement value depreciated during their useful life from an accounting point of view and the rate of return for the assets is based on the Weighted Average Cost of Capital, or WACC, of a model company.  The operating and maintenance costs reflected in the tariff are calculated based on the model company which considers the singular characteristics of the distribution concession area.

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating cost.  In the event that the cost components over which management does not exert influence, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments, the concessionaire may make a request to ANEEL to charge those costs to the final customers.

2009 Tariff revision

A tariff revision applicable to Ampla was introduced on March 15, 2009, with an average 0.82% increase in prices for all consumers and a 1.23% decrease for residential customers.

The principal items that were considered by ANEEL were investments planned by Ampla for the period 2009‑2013 for R$ 1.6 billion, and the recognition of investments for the reduction of non‑technical losses.  The portion of controllable costs (named component B in the concession contracts) was also positively affected by the recognition of investments.  A regulatory trajectory for loss reduction was defined, which considers a decline of 0.7% per year.

By March 31, 2009, ANEEL also approved an ordinary tariff revision for Coelce, whose results had been held as provisional since April 22, 2007.  The final repositioning was a tariff decrease of 8.89%.

The tariff revision for Coelce was effective on April 22, 2009.  The average increase in prices for customers was 11.25% in relation to the previous year.

Concessions

Companies or consortia that intend to build or operate hydroelectric generation facilities with a capacity in excess of 30 MW, or transmissions networks in Brazil, have to use a public tender process.  Concessions granted to the holder give the right to generate, transmit or distribute electricity, as the case may be, in a given concession area for a given period of time.

The period of time is limited to 35 years for new generation concessions and to 30 years for new transmission or distribution concessions.  Existing concessions may be renewed at the Brazilian government’s discretion, for a period equal to their initial term.

Electricity Sales

In the regulated environment (ACR), electricity distribution companies buy the electricity through bids that are regulated by ANEEL and organized by CCEE.  Distributors must buy electricity at public bids.

There are three types of regulated bids: new energy bids, existing energy bids and adjustment bids.  The government has also the right to call special bids for renewable electricity (biomass, small hydro, solar and wind).  ANEEL and CCEE hold the bids annually.  The contracting system is multilateral, with generating companies entering into contracts with all distributors who call for bids.

Unregulated Environment, or ACL, include the sale of electricity between generation concessionaires, independent producers, self‑producers, sellers of electricity, importers of electricity, unregulated and special consumers.  The ACL also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.

Hydroelectrical Energy Reassignment

Brazil created a special mechanism to share hydrological risk between all hydro generators, called Reallocating Energy Mechanism (MRE).  Each hydro power plant has an assigned energy certificate which defines both the proportion of the total generated hydro energy owned by this plant and the maximum energy amount that this plant can sale through contracts.  Differences between actual production and the assigned energy must be traded at a regulated fixed tariff (approximately $ 4/MWh).

Settlement Spot Price

The spot price is used to value the purchase and sale of electric power in the short term market.  According to the law, CCEE is responsible for the setting of the electricity price in the spot market.

Fines applicable to agents in the electricity industry

Selling agents are responsible to the buying agent for payments if they are unable to satisfy their delivery obligations.  ANEEL regulation sets forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2.0% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12‑month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, in extreme circumstances, terminate such agreements.

A party defaulting on payment of contributions to subsidy funds for the promotion and development of the electricity sector or any other payments due by virtue of the purchase of electricity in the ACR or from Itaipú, cannot use tariff adjustments (except for the extraordinary revision).

Incentives for the Development of Alternative Sources of Energy

Law No. 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity (Proinfa).  It assures the purchase of the electricity generated by Eletrobrás for a period of 20 years and financial support from the BNDES.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the consumers with electricity demand of 500 kW to 3,000 kW (special consumers), who decide to migrate to ACL provided that such consumers purchase electricity from generating companies using alternative sources of electricity.

Additionally, the government developed bidding processes for alternative energies (for example, the bidding process for wind projects that was held in December 2009, for 753 MW).

Regulation for introducing smart electronic metering

ANEEL developed during 2009 a regulatory proposal for the substitution of traditional electromechanical meters by electronic meters, which included:

•         A public consultation process, and a consolidation document with the contributions of the agents;

•         The elaboration of a plan for the substitution of meters which will be presented at a public hearing during 2010; and

•         Preliminarily, ANEEL has indicated some of the principal issues of the substitution plan which would include: a specific regulation, a deployment plan of 10 years, the definition of the basic functionalities of the meters, and a proposed impact in tariffs with a limit of 2% per year.

Law No. 12,111/2009

The government defined that transmission installations for the international exchanges of electricity granted before December 31, 2010, can be assimilated, for technical and commercial effects, as concessionaries of the public service of transmission.  ANEEL will determine the annual allowed income for each agent.  This will allow CIEN to obtain an annual regulated income starting as of 2010, minimizing the risk of its business.

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

Colombia

Two pieces of legislation regulate the electricity business in Colombia: Law No. 142 (the Colombian Public Utilities Law) sets the regulatory framework for the supply of public residential services, including electricity, and Law No. 143 (the Colombian Electricity Act) establishes the framework for the generation, trading, transmission and distribution of electricity.  Law No. 142 states that the provision of electricity is an essential public service that must be provided by government and private sector entities.

Utility companies are required to ensure continuous and efficient service, facilitate the access of low‑income users to subsidies granted by the government, inform users regarding efficient and safe use of the services, protect the environment, allow access and interconnection to other public service companies and large customers, cooperate with the authorities in the event of an emergency to prevent damage to users, and report to the authority any commercial start‑up of operations.

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG.”  Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost);  quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment to all electricity consumers); solidarity (the provision of funds by high‑income consumers to subsidize the subsistence consumption of low‑income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

The Colombian Electricity Act regulates the generation, trading, transmission, and distribution (the Activities) of electricity.  Under the law, any company, domestic or foreign, may undertake any of the Activities.  New companies, however, must engage exclusively in one of the Activities.  Trading can be combined with either generation or distribution.

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system Firm Energy.  Firm Energy refers to the maximum electric energy that a generation plant is able to deliver on a continuous basis during a year, in extremely dry conditions; for instance, in the case of the El Niño phenomenon.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS.  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis and traders have up to six months to reduce their share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa.  However, this limitation only applies to individual companies and does not preclude cross‑ownership by companies of the same corporate group.

A generator, distributor, trader or an integrated company, i.e. a firm combining generation, transmission and distribution activities, cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.  A distribution company can have more than 25% of an integrated company’s equity if the market share of the last company is less than 2% of the national generation business.  A company created before enactment of Law No. 143 is banned from merging with another company created after Law No. 143.

The Ministry of Mines and Energy defines the government’s policy for the energy sector.  Other government entities which play an important role in the electricity industry are: Public Utility Superintendency of Colombia, which is in charge of overseeing and auditing utilities; CREG, which is in charge of regulating the energy and gas sectors; and the Mining and Energy Planning Agency, which is in charge of planning the expansion of the generation and transmission network.

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and charges for retailing to regulated customers, establish the methodology for calculating and establishing maximum tariffs for supplying the regulated market, establish regulations for planning and coordination of operations of the Colombian NIS and establish technical requirements for quality, reliability and security of supply, and protection of customers’ rights.

Generation

The generation sector is organized on a competitive basis with companies selling their production on the electricity pool market, the wholesale market, at the spot price or by long-term private contracts with other participants and unregulated customers at freely negotiated prices.  The Colombian NIS is the system formed by generation plants, the interconnection grid, regional transmission lines, distribution lines and consumer loads.  The spot price is the price paid by the participant in the wholesale market for energy dispatched under the direction of the Dispatch National Center (CND).  The hourly spot price paid for energy reflects prices offered by generators in the wholesale market and the respective supply and demand conditions.

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying their firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system will be allocated by bids.  The first auction for this period took place in May 6, 2008, where existing generators participated with new generation projects while meeting the established market share limits.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The wholesale market facilitates the sale of excess energy that has not been committed under contracts.  In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced generating dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the wholesale market.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND guided by “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the generators according to their offer price, starting with the lowest bid, and establishing the merit order, on an hourly basis, determining which generator will be dispatched the following day to satisfy expected demand.  The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied by the lowest cost combination of available generating units in the country.  Additionally, the CND performs the “planned dispatch,” which takes into account the limitations of the network as well as every other condition necessary to satisfy the energy demands expected for the following day, in a safe, reliable and cost-efficient manner.

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

Since the second half of 2009 and until the date of this report, there have been critical hydrological conditions in Colombia.  Due to this situation, the Ministry of Mines and Energy and CREG enacted various temporarily resolutions to modify the dispatch and pricing rules, in order to prevent a possible deficit during the first half of 2010, the summer season in Colombia.

Export and Import Electricity

Decision CAN 536 of 2002, signed by the countries that participate in the Andean Nations Community (CAN) – Colombia, Ecuador, Bolivia and Peru-, established the general framework for the Subregional interconnection of electrical systems that implied a coordinated economic dispatch of the countries involved in the interconnections.  In this context, in March 2003 the interconnection system between Colombia and Ecuador was inaugurated.

In November 2009, Decision CAN 720 of 2009 was enacted; it replaced transitorily Decision CAN 536 for a maximum period of two years.   Resolutions CREG 160‑2009 and 189‑2009 adapted the regulatory framework in Colombia according to the new Decision.

Transmission

Transmission companies which operate at least at 220 kV compose the National Transmission System, or NTS.  They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services.  The transmission tariff includes a connection charge that underwrites the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the networks and equipment, and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the Ministry of Mines and Energy in accordance with the guidelines set by CREG.  Accordingly, the construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of cash flows needed for carrying out the project.  During 2009, CREG defined a transmission charges methodology. It is expected that new charges for companies will be approved during 2010.

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

A new remuneration methodology for the distribution was defined by CREG in 2008 which set the Weighted Average Cost of Capital (WACC) at 13.9% before taxes, for assets operating at 34.5 kV or less, and 13% before taxes for assets operating above 34.5 kV.  CREG also defined a new methodology for the calculation of distribution charges, defining an incentive scheme for administrative, operational and maintenance costs, service quality and energy losses.  During 2009, after auditing the information reported by the companies, CREG defined the new distribution charges applicable from 2009 until 2013.

Trading

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market consists of customers with a peak demand of more than 0.1 MW or a minimum monthly consumption of 55 MWh, which for 2009 represented about 31% of the market.

Trading is the resale to final customers of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated customers.

Trading to regulated customers is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

The tariff formula became effective on February 1, 2008.  The main changes in the new formula are the establishment of a fixed monthly charge, and the introduction of reduction costs of non‑technical energy losses in the trading charges.  In addition, CREG allows the traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Regulated Market or MOR.  The final resolution is expected during the first half of 2010.

Another trading change is the incorporation of an energy derivatives market.  In May 2009, Derivex was created by the Bolsa de Valores de Colombia S.A. and XM Compañía de Expertos en Mercados S.A. E.S.P.  This company will conduct energy derivatives trading, and is expected to start operations during 2010.

Environmental Regulation

Law No. 99 of 1993 provided the framework for environmental regulation and established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.  The law particularly seeks to prevent environmental damage by entities in the energy sector.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity which may result in environmental deterioration, must first obtain an environmental license.

According to Law No. 99, generators which have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities.  Hydroelectric power plants must pay 6% of their energy sales; thermoelectric plants must pay 4% of their energy sales.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law No. 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law No. 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020‑97), the Electricity Import and Export Regulation (Supreme Decree 049‑2005), the Antitrust Law on the Electricity Sector (Law No. 26,876), Law No. 26,734, which regulates the investments in energy, in addition to the supplementary Law No. 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or the Osinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

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

Osinergmin is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, compliance of the obligations stated in the concession contracts, as well as the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  Osinergmin also controls and supervises the bidding processes, required by distribution companies to purchase energy from generators.  The Committee of the Economic Operation of the System, or the COES, coordinates the operation and dispatch of electricity of the SEIN and prepares the technical and financial study that serves as a basis for the annual bus bar price calculations, as defined below.  The COES includes as members the generation, transmission and distribution companies, as well as consumers with a capacity demand higher than 200 kW as unregulated customers.

Service provided by electricity companies has to comply with technical standards, otherwise companies may be charged with fines imposed by Osinergmin.

Dispatch and Pricing

The coordination of dispatch operations, the spot prices setting and the administration of the economic transactions in the MEM are controlled by COES.  Generators can sell energy directly to large customers and transfer the deficit or surplus between contracted energy and actual production in the pool at spot price.  Distribution companies and large customers that have entered into private supply contracts with generation companies pay the contractual price directly to the generator and also pay a toll to distribution companies for the use of their systems.

Customers with a capacity demand of less than 200 kW are considered regulated customers, and the supply of their energy is defined as a public service.  Customers whose annual demand is within the range of 200 kW and 2,500 kW are free to choose to be considered regulated or unregulated customers.

Access to the spot market is permitted to generating and distribution companies, as well as to consumers with a contracted capacity in excess of 10 MW.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices.  Decree 049‑2008 established two calculations, one theoretical dispatch without any restrictions and a real dispatch considering the restrictions.  The spot price is obtained from the theoretical dispatch, and the additional cost of operation associated with the system restrictions are paid to the affected generators, through a mechanism established by the authority.

Generators receive a capacity payment which main component is a resultant of an annual calculation of every power plant’s firm power.  Every year, Osinergmin sets the power price that defines the total amount to assign to each generator.

Transmission

Transmission lines are divided into principal, those for the common use and trading of all generators; or secondary, those lines that connect a power plant with the system or a substation with a distribution company or a final consumer.  Law No. 28,832, enacted in 2006, defined also guaranteed systems and complementary systems, applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects.  The principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  The transmission concessionaire receives an annual fixed income and receives tariff revenues and connection tolls reflecting a charge per kW.  The secondary and complementary system lines are accessible to all generators, but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Distribution

The Efficient Development Law (Law No. 28,832) establishes a bidding regime for the acquisition of energy and capacity by distributors establishing a mechanism to determine prices during the life of a contract.  The approval of this mechanism is important to generators, because it establishes a mechanism for determining price for the duration of a contract that is not fixed by the regulator.

The new contracts to sell energy to distribution companies for resale to regulated customers must be made at fixed prices determined by public bids.  Only a small part of the electricity purchased by distribution companies, included in old contracts, is still maintained at bus bar prices.  Bus bar prices are set annually by Osinergmin, and are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers, in those contracts.

The electricity tariff for regulated customers includes charges for capacity and energy for generation and transmission (bus bar prices) and for the VAD which considers a regulated return over capital investments, operating and maintenance fixed charges and a standard percentage for energy distribution losses.

In 2009, our subsidiary, Edelnor, successfully conducted three bids and assured its supply contracts until 2013.

Concessions

A concession for electricity generation activity is required when a power plant has an installed capacity in excess of 500 kW.

A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by the Ministry.  Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of a concession under the procedures set forth in the Law of Electrical Concessions (Law No. 25,844) and related regulations.

Cogeneration Regulation

Supreme Decree 037/2006 establishes the basic rules for the use of the energy produced as a result of any industrial activity, i.e., cogeneration plants.  They are eligible to be part of the COES and trade their energy in the SEIN.  Cogeneration is the simultaneous generation of heat and power in a single thermodynamic process.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law No. 28,611) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029‑94‑EM).  The MINEM dictates the specific environmental legal dispositions for the activities within the electricity industry, and the Osinergmin is in charge of supervising their application and implementation.  According to the Environmental Law, the Ministry of the Environment (created in May 2008) is in charge of (i) designing the general environmental policies to every productive activity and (ii) establishing the main guidelines of the different government authorities on their specific environmental sector regulations, as its principal duties.  According to a schedule for 2010, the supervisory functions of the application and implementation of the Environmental Law will be transferred from Osinergmin to the new Ministry of the Environment.

Raw Materials

For information regarding Enersis’ raw materials, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk.”

C.            Organizational Structure.

Principal Subsidiaries and Affiliates

The companies listed in the following table were consolidated by us as of December 31, 2009.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

Principal Subsidiaries and Country of Operations	% Economic Ownership of Main Subsidiary by Enersis	Consolidated Assets of Each Main Subsidiary on a Stand-alone Basis	Operating Income of Each Main Subsidiary on a Stand-alone Basis
	(in billion of Ch$ except percentages)
Electricity Generation
Endesa Chile (Chile) (1)	60.0%	6,169.3	1,016.9
Cachoeira Dourada (Brazil)	54.1%	233.7	50.6
Endesa Fortaleza (Brazil)	54.3%	270.8	83.9
Electricity Transmission
CIEN (Brazil)	54.3%	478.1	48.0
Electricity Distribution
Chilectra (Chile)	99.1%	1,395.6	129.0
Edesur (Argentina)	65.4%	413.2	31.9
Ampla (Brazil)	70.2%	1,323.7	187.1
Coelce (Brazil)	35.3%	983.7	151.2
Codensa (Colombia)	21.7%	1,216.8	199.9
Edelnor (Peru)	57.5%	418.6	62.4
Other Non-Electricity Businesses
CAM (Chile)	100.0%	106.5	2.3
Inmobiliaria M. Velasco (Chile)	100.0%	65.4	6.4
Synapsis (Chile)	100.0%	45.8	7.8

(1) Endesa Chile consolidated all generation facilities in Chile, Argentina, Colombia and Peru.  Brazilian facilities are consolidated by Endesa Brasil.

Business and Subsidiaries Description

Enersis controls subsidiaries engaged in the electricity generation and distribution businesses in South America and has wholly-owned subsidiaries that provide support services to related and unrelated companies.  The following chart represents Enersis’ economic ownership participation in its main operating subsidiaries and affiliates as of December 31, 2009.

ENERSIS (*)

As of December 31, 2009

ENERSIS
ENDESA MARKET PLACE
15.0%
COMPAÑIA AMERICANA DE MULTISERVICIOS LTDA
100.0%
INMOBILIARIA MANSO DE VELASCO LTDA.
100.0%
SYNAPSIS SOLUCIONES Y SERVICIOS IT LTDA.
100.0%
CHILECTRA S.A.
0.0%
99.1%
ENDESA CHILE
60.0%
0.0%
0.0%
0.0 %
KONECTA CHILE S.A.
26.2 %
CAM PERÚ LTDA.
100.0 %
0.0%
SOC. AGRICOLA DE CAMEROS LTDA.
57.5%
SYNAPSIS PERÚ LTDA.
100.0%
0.0%
CAM COLOMBIA LTDA
100.0%
0.0%
AGUAS SANTIAGO PONIENTE S.A.
25.8%
SYNAPSIS COLOMBIA LTDA.
94.9%
2.4%
0.2%
CAM ARGENTINA LTDA.
95.0%
5.0%
AGRICOLA E INMOBILIARIA PASTOS VERDES LTDA.
55.0%
53.1%
SYNAPSIS ARGENTINA LTDA.
95.0%
2.5%
5.0%
SISTEMAS SEC S.A.
49.0%
0.0%
CONST.Y PROYECTOS LOS MAITENES S.A.
55.0 %
SYNAPSIS BRASIL LTDA.
100.0 %
0.0%
CAM BRASIL MULTISERVICIOS LTDA.
100.0%
0.0%
DECA S.A.
82.3%
EEC S.A.
Sociedad Portuaria Central Cartagena S.A
4.9 %
INVERSORA CODENSA S.A.S
49.0%
100.0%
5.2%
INVERSIONES CODENSA S.A.
94.5%
CODENSA S.A.
9.4%
12.5 %
CHILECTRA INVERSUD
100.0%
EDELNOR S.A.
24.0%
51.7%
INVERSIONES DISTRILIMA S.A.
35.0%
15.4%
LUZ ANDES S.A.
0.0
0.1%
99.9%
EMPRESA ELECTRICA DE COLINA S.A.
100.0%
0.0%
COMPAÑIA PERUANA DE ELECTRICIDAD S.A
29.0%
50.9%
0.1%
DISTRILEC INVERSORA S.A.
27.2%
0.9%
23.4%
EDESUR S.A.
56.4%
16.0%
20.8%
SACME
50.0%
ENDESA BRASIL S.A. (Holdco)
22.1%
4.7%
4.3%
AMPLA INVESTIMENTOS
10.3%
13.7%
21.0%
13.7%
46.9%
AMPLA
10.3%
46.9%
21.0%
INVESTLUZ S.A.
36.4%
63.6%
COELCE
56.6%
2.3%
CIEN
100.0%
C.G.T. FORTALEZA
100.0%
CACHOEIRA DOURADA
99.6%
Chile
Argentina
Colombia
Peru
Brazil
Spain

(*) Interest stake figures were approximated to the first decimal point.

Enersis’ Simplified Organizational Structure (*)

as of December 31, 2009

(*) Only principal operating subsidiaries are presented here.

D.            Property, Plants and Equipment.

Property, Plants and Equipment of Generating Companies

A substantial portion of Endesa Chile’s cash flow and net income is derived from the sale of electricity produced by its electricity generation facilities.  Significant damage to one or more of Endesa Chile’s main electricity generation facilities or interruption in the production of electricity, whether as a result of an earthquake, flood, volcanic activity or any other such cause, could have a material adverse effect on Endesa Chile’s operations.  Endesa Chile insures all of its electricity generation facilities against damage from earthquakes, fires, floods and other Acts of God, but not for prolonged droughts which are not considered force majeure, and from damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by an independent appraiser.  Based on geological, hydrological and engineering studies, Endesa Chile’s management believes that the risk of an event with a material adverse effect is remote.  Claims under Endesa Chile’ insurance policies are subject to customary deductibles and other conditions.  Endesa Chile also maintains business interruption insurance providing for coverage for failure of any of its facilities for a period of up to 24 months, commencing after the deductible period.

Endesa Chile consolidates revenues from generating companies in Argentina, Colombia and Peru, which involve a total of 25 generation power plants detailed below, which together with the plants in Chile, total 54 power plants.  The insurance coverage taken abroad is approved by the management of each company, taking into account the quality of the insurance companies and the needs, conditions and risk evaluations of each generating facility, and is based on general corporate guidelines.

All insurance policies are purchased from reputable international insurers.  We continuously monitor and meet with the insurance industry to obtain what we believe to be the most commercially reasonable coverage and premiums available in the market.

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2007		2008		2009
			MW		MW		MW

Argentina
Endesa Costanera	Total		2,324		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/ Gas+ Fuel Oil	1,138		1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/ Gas+Diesel Oil	859		859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/ Gas	327	(2)	327		327

El Chocón	Total		1,320		1,328		1,328
	Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass-through	120		128	(3)	128	(2)
Total Capacity in Argentina			3,644		3,652		3,652

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass Through	665		665		665
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/ Gas	322		322		322
Total Capacity in Brazil			987		987		987

Chile
Endesa Chile	Total		3,034		3,139		3,446
	Total Hydroelectric		2,286		2,286		2,290
	Rapel	Reservoir	377		377		377
	Cipreses	Reservoir	106		106		106
	El Toro	Reservoir	450		450		450
	Los Molles	Pass-through	18		18		18
	Sauzal	Pass-through	77		77		77
	Sauzalito	Pass-through	12		12		12
	Isla	Pass-through	68		68		70	(4)
	Antuco	Pass-through	320		320		320
	Abanico	Pass-through	136		136		136
	Ralco	Reservoir	690		690		690
	Palmucho	Pass-through	32		32		34	(5)
	Total Thermal		748		853		1,156
	Huasco	Steam Turbine/Coal	16		16		16
	Bocamina	Steam Turbine/Coal	128		128		128
	Diego de Almagro (6)	Gas Turbine/ Diesel Oil	47		47		47
	Huasco	Gas Turbine/IFO 180 Oil	64		64		64
	Taltal	Gas Turbine/ Gas+Diesel Oil	245		245		245
	San Isidro 2	Combined Cycle / Gas+Diesel Oil	248		353		399	(2)(7)
	Quintero	Gas Turbine/ Gas+Diesel Oil	-		-		257	(8)
Pehuenche	Total		699		699		699
	Pehuenche	Reservoir	570	(2)	570		570
	Curillinque	Pass-through	89		89		89
	Loma Alta	Pass-through	40		40		40
Pangue	Pangue	Reservoir	467		467	(2)	467
San Isidro	San Isidro	Combined Cycle / Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		18		27		87
	Canela	Wind Farm	18		18		18
	Canela II	Wind Farm	-		-		60	(9)
	Ojos de Agua	Pass-through	-		9		9
GasAtacama	Atacama (10)	Combined Cycle / Gas+Diesel Oil	-		390		390
Total Capacity in Chile			4,779		5,283		5,650

Colombia
Emgesa	Total		2,829		2,895		2,895
	Guavio	Reservoir	1,213		1,213		1,213
	Paraíso	Reservoir	276		276		276	(2)
	La Guaca	Pass-through	325		325	(2)	325
	Termozipa	Steam Turbine/Coal	236		236		236
	Cartagena	Steam Turbine/Gas + Diesel Oil	142		208	(11)	208
	Minor plants (12)	Pass-through	96		96		96
	Betania	Reservoir	541		541		541
Total Capacity in Colombia			2,829		2,895		2,895

Peru
Edegel	Total		1,469		1,467		1,667
	Huinco	Pass-through	247		247		247
	Matucana	Pass-through	129		129		129
	Callahuanca	Pass-through	80		80		80
	Moyopampa	Pass-through	65		65		65
	Huampani	Pass-through	30		30		30
	Yanango	Pass-through	43		43		43
	Chimay	Pass-through	151		151	(2)	151
	Santa Rosa	Gas Turbine/Diesel Oil	231	(2)	229	(13)	430	(14)
	Ventanilla	Combined Cycle/ Gas	493		493		493	(2)
Total Capacity in Peru			1,469		1,467		1,667
Consolidated Capacity			13,707		14,284		14,851

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil, to produce steam which moves the turbines to generate the electricity.
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

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	Installed capacities certified by Bureau Veritas. (For further details, see “ — B. Business Overview. Note (2) to table Physical Data per Country”)
(3)	In November 2008, the Arroyito power plant increased its installed capacity due to a higher dam elevation.
(4)	In December 2009 the CDEC-SIC recognized an increase in the installed capacity of the Isla power plant, from 68 MW to 70 MW.
(5)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the Palmucho power plant, from 32 MW to 34 MW.
(6)	Includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile has rented from Codelco since 2001.
(7)	In December 2009, the CDEC-SIC recognized an increase in the installed capacity of the San Isidro 2 power plant, from 353 MW to 399MW due to the use of GNL in replacement of diesel.
(8)

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was definitively declared as having a gross capacity of 257 MW, in open cycle operating with diesel, and from December 2009, it is also able to operate with natural gas from the LNG re-gasification plant.

(9)	In December 2009, the Canela II wind farm started its commercial operations with a total declared capacity of 60 MW.
(10)	Since 2008, we include the 50% of GasAtacama installed capacity.
(11)	Until 2007, the figure represented capacity value for units 1 and 3. Unit 2 was added in 2008, following overhaul and recovery of capacity.
(12)	Minor plants are registered with a total capacity of 96 MW. As of December 31, 2009 Emgesa owned and operated five minor plants: Charquito, El Limonar, La Tinta, Tequendama and La Junca.
(13)	During 2008, the installed capacity of Santa Rosa was redefined as required by the relevant authority.
(14)

In September 2009, the gas turbine, corresponding to the expansion of Santa Rosa thermal plant started its commercial operations with a gross capacity of 193 MW.  In November 2009, a capacity increase of 7 MW was recognized, reaching 200 MW.  Additionally, in April 2009, a capacity increase of 0.6MW in the TG7 turbine of the Santa Rosa plant was also recognized.

Generation Projects Completed during 2009

Peru. Santa Rosa Thermal Power Plant Expansion Project

This project consisted in the expansion of the Santa Rosa 229 MW thermal plant, in Lima, Peru, by the construction and commissioning of an open cycle gas turbine that will use natural gas from Camisea as fuel.  In September 2009, the new unit started its commercial operations with a declared gross capacity of 193 MW, and in November 2009 an additional capacity of 7 MW was recognized.

Chile. Canela II Wind Farm Project

The Canela II wind farm project consisted in the expansion of the existing 18.2 MW wind farm, Canela, with the installation of additional 40 units of 1.5 MW each, on an adjoining site, in Coquimbo Region.  Commercial operations began in December 2009, with a total declared capacity of 60 MW.

Chile. Quintero Power Plant

This project consisted in the construction and commissioning of a thermal power plant, in the Valparaíso Region, composed of two open cycle gas turbines, designed to operate with both diesel and natural gas.  In addition, the power plant will be the electrical back-up for the LNG terminal in Quintero.  For the energy evacuation and connection to the SIC, an approximately 40 km energy line, in 1x220 kV, was built between Quintero and the San Luis Transquillota substation.

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared with an aggregate gross capacity of 257 MW, in open cycle operating with diesel, and as of December 2009 is able to operate as well with natural gas from the LNG re‑gasification plant.

Argentina. Manuel Belgrano and San Martín Power Plant Projects

Two power plant projects are being developed by Manuel Belgrano and San Martín, both related to Endesa Chile through its subsidiaries, Endesa Costanera and El Chocón.

Each project consists of the installation of a combined cycle gas turbine of 823 MW, the first located next to Campana, (80 km north of Buenos Aires), and the second, in Timbúes (35 km north of Rosario).

In 2009, the Manuel Belgrano power plant operated with the two turbines installed during 2008. The annual generation reached 1,662 GWh.  By December 31, 2009, the construction and tests in the new unit were already completed.  The unit was declared in commercial operations as a combined cycle on January 7, 2010 with a net capacity of 823 MW.

In 2009, the San Martín plant operated with two of their installed turbines during 2008.  Annual generation reached 1,708 GWh. On December 31, 2009, the combined cycle was connected for the first time.  The unit started its commercial operations as a combined cycle on February 2, 2010 with a net installed capacity of 824 MW.

Chile. Quintero Quillota Pipeline

In July 2008, Endesa Chile started the construction of a pipeline that supplies Quillota, San Isidro and other off takers with the gas obtained at the re-gasification plant in Quintero.  The pipeline is 28 km long and counts on a transport capacity of 15 million m3/d.  The construction was completed in February 2009 and commercial operation started in March 2009.

Projects under Construction

Chile. Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and technology for reduction of emissions. Its installed capacity is estimated to be 370 MW and the start-up is planned for late 2010.

Chile. LNG Receiving Terminal at Quintero, Valparaíso Region

In May 2007, as part of a consortium with Enap, Metrogas and British Gas, in which Endesa Chile participates with a 20% stake, we agreed to construct the LNG re-gasification facility in Quintero Bay.  Partial commercial operations began on September 2009 while full commercial operations are scheduled for August 2010.

On June 29, 2009, the first LNG ship arrived for commissioning.  Later, during 2009, seven other commercial ships with LNG arrived. Endesa Chile consumed 206 million m3 of LNG brought on those ships.

Projects under Development

Chile. Los Cóndores Project

The project, that already has the environmental approval, is located in the Maule River basin, in Chile’s Maule Region and consists of a 150 MW hydroelectric power station that will use the water flows from Maule Lake.

Currently, we are studying a new alternative that implies the construction of a tunnel with the TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact.  For 2010, we expect to present a modification to the environmental impact study, conclude the basic engineering studies and start the bidding process.

Chile.  Neltume-Choshuenco Hydroelectric Project

The Neltume and Choshuenco projects are located in Chile’s Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW run-of-the-river hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fuy and Neltume Rivers, with the possibility of building a run-of-the-river 128 MW hydro plant.

Regarding the Neltume plant, during 2009 the environmental impact study was carried out, and it was presented to the authorities in February 2010.  In April 2010 we voluntarily decided to withdraw temporarily the environmental impact study submitted, in order to complement it with further studies, some of which require complex modeling and other field surveys for different seasons of the year. The final goal is to present a new version of the environmental impact study that fully contains the information that will be requested by the different entities that participate in this process.

Chile.  HidroAysén Project

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate capacity of 2,750 MW, two of which are located in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW).  Connection to the SIC consists of a nearly 2,000 km, 500 kV high-voltage direct current (HVDC) transmission line.

Works at HidroAysén have been mainly concentrated in engineering and environmental studies.  During 2009, we worked on answering the governmental observations to the Environmental Impact Study and presented such answers and comments to the authorities in October 2009.  In January 2010, we received a second set of observations.  The company developed direct contact with local communities through round table meetings, attended by residents and their representatives.

In December 2009, the contract with Transelec ended.  The contract consisted in the design and studies for the construction of the HVDC line that will transport the electricity to the SIC.  Since January 2010, the studies are being carried out directly by Centrales Hidroeléctricas de Aysén S.A.

Chile. Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.

During 2009, the project was submitted to the Environmental Impact Study and basic engineering studies took place.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the island of Chiloé, 17 km from Castro.  It consists of a run-of-the-river hydroelectric power plant which will use water flow from the Carihueico River.  According to the feasibility study, the installed capacity will be 7.6 MW.

In November 2009, the Los Lagos Region Corema approved the Environmental Impact Study and in December 2009, Endesa Chile initiated the bidding process for a turnkey EPC contract.

Colombia. Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units. We expect that the project will start operations by December 2014.

In 2009 the Ministry of the Environment approved the environmental license and building permission.  The award of the contract for deviation works is expected for 2010.

As a result of the awarding process, Emgesa assumed the obligation to offer firm energy from El Quimbo as of December 2014.

Peru. Curibamba Hydroelectric Project

We began the studies for the construction of a hydroelectric pass through power plant, in the region of Junín, in the Tulumayo River basin in the upper part of the river where Edegel’s Chimay power plant is located.  The Curibamba project will have an installed capacity of 188 MW with two generation units.

During 2009 the environmental impact and the feasibility studies advanced and we expect to have them ready during 2010.

Property, Plants and Equipment of Distributing Companies

We also have significant interests or investments in electricity distribution.  The description of each distribution company is included in this “Item 4.  Information on the Company.”  The table set forth hereunder describes Enersis’ main equipment used for its distribution businesses, such as transmission lines, substations, distribution networks and transformers. Our distribution facilities are insured against damage to substations and administration buildings.  Risks covered include losses caused by fires, explosions, earthquakes, floods, lightning, damage to machinery and other such events.  Insurance policies include liability clauses, which protect our companies from complaints made by third parties.  Transmission lines and the equipment attached to them do not qualify as insurable assets for property damage in the standard market, although they have insurance policies including civil liability clauses for damages against third parties caused by these installations.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

	Location	Concession Area (km2)	Transmission Lines (km) (1)
			2008	2009
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,160	1,162
Edelnor	Peru	2,440	425	436
Ampla	Brazil	32,615	2,333	2,333
Coelce	Brazil	148,825	4,244	4,312
Codensa	Colombia	18,217	1,227	1,274
Total		203,320	9,744	9,872

(1)   The transmission lines consist of circuits with voltages in the range of 27 kV - 220 kV.

Power and Interconnection Sub-Stations and Transformers (1)

	2008			2009
	Number of Sub-stations	Number of Transformers	Capacity (MVA)	Number of Sub-stations	Number of Transformers	Capacity (MVA)

Chilectra	53	148	6,652	53	149	6,729
Edesur	66	171	11,406	67	173	11,481
Edelnor	29	64	2,452	29	64	2,572
Ampla	116	226	4,376	117	226	4,434
Coelce	95	151	2,145	97	154	2,211
Codensa	61	206	7,460	85	240	7,685
Total	420	966	34,491	448	1,006	35,112

(1)   Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (low voltage).

Distribution Network - Medium and Low Voltage Lines (1)

	2008		2009
	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)
Chilectra	4,745	9,817	4,822	9,964
Edesur	7,118	15,760	7,223	15,870
Edelnor	3,480	18,053	3,597	18,708
Ampla	31,238	16,901	32,052	17,146
Coelce	68,435	42,281	74,829	44,297
Codensa	18,417	22,096	22,487	27,632
Total	133,433	124,908	145,010	133,617

(1) Medium voltage lines: 7 kV–34.5 kV; low voltage lines: 380-110 V.

Transformers for Distribution (1)

	2008		2009
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Chilectra	27,768	6,062	28,057	6,256
Edesur	23,834	5,110	23,474	5,339
Edelnor	9,481	1,252	9,540	1,304
Ampla	102,878	3,561	105,308	3,701
Coelce	115,086	3,825	124,800	3,944
Codensa	62,952	7,559	71,420	8,142
Total	341,999	27,369	362,599	28,686

(1) Voltage of these transformers is in the range of 34.5 kV (high voltage) and 110 V (low voltage).

Climate Change

In recent years, the country and the region have seen a growing development related to renewable energy and strategies to face climate change.  This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

During 2009, Endesa Chile and its subsidiaries, in particular Endesa Eco, carried out several activities and held working meetings with different public and private entities, in order to learn about the technical and regulatory news in the area of NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the company in Chile.

In addition to the Canela wind farm (18.2 MW) in operation since late 2007 and the Ojos de Agua mini-hydroelectric plant (9 MW) in operation since 2008, the Canela II wind farm (60 MW), located next to the previously mentioned wind farm, in the Coquimbo Region, started operations in 2009.

Regarding the development of emission reduction mechanisms, during 2009, the projects in the Clean Development Mechanism (CDM) circuit were:

Ojos de Agua Mini-Hydroelectric Plant: The procedures began during 2009 for the verification of the greenhouse-effect gas emissions avoided by the Ojos de Agua mini hydroelectric plant the year before, in order to certify and trade these emission reductions under the CDM.  During 2009, this facility has avoided the emission of some 16,000 tons of CO2, which can be traded in 2010, once verified.

Canela Wind Farm: On April 3, 2009, the United Nations Climate Change Office approved the registration of the Canela project in the CDM circuit as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse-effect gas emissions it will avoid during its useful life.  Canela has avoided the emission of some 21,335 tons of CO2 during 2009, which will be traded on the CDM circuit during 2010 once verified.

Canela II Wind Farm: During 2009, the expansion of the Canela wind farm by 60 MW, named Canela II, began the process for obtaining the registration of the reduction with the United Nations Framework Convention on Climate Change (UNFCCC). According to the base line analysis presented in the Project Design Document (PDD), estimates are that the facility will avoid the emission of 89,608 tons of CO2 annually.

Detail of CDM projects processed in 2009 by Endesa Eco
CD; project	Company/country	Position as of December 31, 2009	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007 and currently in verification the reduction in emissions of 2008 period.	0.4348	7,939 (CER of 2008 being verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009	0.5713	21,335 (still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	PDD prepared, public enquiry held and validation begun.	0.6541	89,608 (PDD being verified)

 (1): CER: Certified Emission Reductions

The CO2 (greenhouse effect gas) emissions of the Company for the last three years were 11.5 million tons in 2007, 11.5 million tons in 2008 and 12.4 million tons in 2009.

Major Encumbrances

Endesa Costanera’s debt with Mitsubishi Corporation corresponds to the balance of payments in the purchase of equipment.  As of December 31, 2009, the value of the assets pledged as a guarantee of this debt was Ch$ 54 billion.  Additionally, Endesa Costanera has executed liens in favor of Credit Suisse First Boston in order to guarantee a loan in the amount of Ch$ 16 billion as of December 31, 2009.

Pangue executed a first mortgage on the property where its power plant is located, including the water rights and the concession to establish the power plant.  There is also a lien on the electricity lines, machinery and equipment of the power plant.  Both include the prohibition to sell, transfer or further encumber such assets.  The value of the pledged assets was Ch$ 86 billion as of December 31, 2009.  These encumbrances and prohibitions guarantee the obligations of Pangue with the project lenders and Export Development Corporation.

Edegel has a debt originated in the financing of the Ventanilla power plant.  As of December 31, 2009, the value of the assets pledged as a guarantee for this debt was Ch$ 105 billion.

GNLQ project finance required the sponsors, Endesa Chile among them, to encumber their shares in the company as a guarantee for the lenders.

Item 4A.  Unresolved Staff Comments

There are no unresolved staff comments as of December 31, 2009.

Item 5.   Operating and Financial Review and Prospects

A.            Operating Results.

The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto, which are included in this report and have been prepared in accordance with IFRS.  Effective January 1, 2009, we adopted the IFRS issued by the IASB, in replacement of the previous accounting principles which were under Chilean GAAP.  IFRS differ in certain aspects from Chilean GAAP.  For further information, see “Introduction” and Note 40 to our Consolidated Financial Statements.

Introduction

We are an investment company that owns and operates electric power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia and Peru.  Most of our revenues, income and cash flows come from the operations of our subsidiaries and affiliates in these five countries.

Factors such as hydrologic conditions, regulatory developments and economic conditions in each country in which we operate are important in determining our financial results.  In addition, the results from operations and financial condition are affected by variations in exchange rates between the dollar and the peso and the currencies of the other four countries in which we operate.  These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile.  Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Hydrologic Conditions: Generation Business

A substantial part of our generation business depends on hydrological conditions in the countries where we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.  In terms of installed capacity, in 2008 and 2009, approximately 60% and 58% of Enersis’s consolidated installed capacity, respectively, has been hydroelectric.  Consolidated hydroelectric capacity was 8,641 MW as of December 31, 2008 and 8,654 MW as of December 31, 2009.

Hydrological conditions for the period between 2008 and 2009 have not led to significant changes in our financial condition and results from operations.  Hydroelectric generation was 35,623 GWh in 2008 and 37,693 GWh in 2009.  The generation increase in 2009 is associated with better hydrological conditions in Chile, Argentina and Peru, as compared to the previous year.

Our thermal generators burn natural gas, coal or diesel, and dispatch in order to cover peak energy demand and any deficit experienced by our hydroelectric plants due to low water resources.  We can offset the effect of low hydrology (reservoir levels, rain and snow), in the geographical areas where we operate our plants, by thermal generation and purchases.  The company’s thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments.  In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.  Low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs of thermal generation and energy purchases are higher than the variable cost of hydroelectric generation.  The cost of thermal generation does not directly depend on hydrology, instead on global commodity prices. However, the cost of electricity purchases on the spot market does depend on the level of hydrology.  For further information on the effects of hydrological conditions on our operating results, please see “Item 3. Key Information — D. Risk Factors — “Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.”

Regulatory Developments

The regulatory frameworks governing our business in the five countries where we operate have a material effect on our results from operations.  In particular, regulators set (i) generation tariffs taking into consideration principally the costs of fuels, reservoir levels, exchange rates, future investments in installed capacity and demand growth distribution, and (ii)  tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the “Value Added from Distribution,” or VAD; all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and is meant to allow such companies to obtain a return on their investments.  The earnings of our electricity subsidiaries are determined to a large degree by the actions taken by the state regulatory authorities.  For additional information on the regulatory frameworks in the countries where we operate, see “Item 4. Information on the Company — B. Business Overview — Electricity Industry Regulatory Framework.”

Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results.  For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases while electricity losses decrease.  Other macroeconomic factors such as devaluation of the local currency in the countries where we operate may have a negative impact on our results from operations because, though most of our revenues are denominated in the currency of the countries in which we operate, our financing costs and other important costs are denominated in dollars.  As a result, a devaluation of local currencies against the dollar can result in a reduction of our operating margins and an increase in the cost of capital expenditure plans.  For additional information, see “Item 3.  Key Information—D. Risk Factors—Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders”,—“ South American economic fluctuations are likely to affect our results from operations” and “Our business is particularly dependent on the Chilean economy and our revenues are sensitive to its performance.”

Economic Growth and Electricity Demand

In most of the countries in which we operate, the worldwide financial crisis adversely impacted economic growth in 2009.  Demand for electricity was also lower compared to the prior year due to the economic constraints in most of those countries.  The GDP and electricity growth rate for the years covered by this report are included in the following table:

	2008		2009
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (1) (%)	Electricity Demand Growth (%)
Chile (2)	3.7	0.3	(1.5)	0.5
Argentina	6.8	2.9	0.9	(1.3)
Colombia	2.5	2.7	0.1	9.8
Brazil	5.1	2.6	(0.2)	(0.7)
Peru	9.8	9.7	0.9	0.3

(1)    Sources: For Chile, Central Bank of Chile.  For Argentina, Colombia, Brazil and Peru, World Economic Outlook (April 2010) estimate of the International Monetary Fund (IMF), and internal Company physical energy data for 2008-2009.

(2)     Electricity demand growth in the Central Interconnected System (SIC) and the Northern Grid System (SING).

Local Currency Exchange Rate

Variations in the parity of the dollar and the local currency in each of the countries in which we have operations may have an impact on our operating results and overall financial position.  The impact will depend on the level at which tariffs are pegged to the dollar, dollar-denominated assets and liabilities existing in the period and the translation of Consolidated Financial Statements of the Company to the presentation currency, which is the Chilean peso.

As of December 31, 2009, Enersis had total consolidated indebtedness in financial terms of $ 8,224 million, of which 29% was denominated in dollars, 22% denominated in reais, 22% denominated in pesos, 19% in Colombian pesos, 6% in soles and 2% in Argentine pesos.

The following table sets forth the closing and average local currencies per dollar exchange rates for the periods indicated.

	2008		2009
	Average	Year End (1)	Average	Year End (1)
Chile (pesos per dollar)	521.8	636.45	559.66	507.10
Argentina (Argentine pesos per dollar)	3.16	3.45	3.77	3.80
Colombia (Colombian pesos per dollar)	1,963	2,243	2,155	2,044
Brazil (reais per dollar)	1.83	2.34	2.00	1.74
Peru (soles per dollar).	2.92	3.14	3.01	2.89

(1)     Sources: Central Bank of each country.

For the year ended December 31, 2009, our revenues before consolidation adjustments amounted to $ 12,897 million of which approximately 25% were either denominated in dollars or linked to dollars through some form of indexation.  In respect of the total balance, $ 3,594 million were revenues in reais, $ 2,279 million in pesos, $ 2,070 million in Colombian pesos, $ 1,124 million in Argentine pesos and $ 643 million in soles.

Critical Accounting Policies

Financial Reporting Release Section 501.14 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that reflect significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS.  Below we present our critical accounting policies.

Impairment of Long-Lived Assets

During the year, and at the end of each reporting period, the Company determines whether there is any indication that an asset might have suffered an impairment loss.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any).  Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

For the case of cash-generating units to which goodwill or intangible assets with indefinite useful lives have been allocated, the recoverability analysis is performed systematically at the end of each reporting period.  Recoverable amount is the higher of fair value less costs to sell and “value in use.”  “Value in use” is the present value of the future cash flows expected to be derived from an asset or cash-generating unit.  In calculating the recoverable amount of property, plant and equipment, goodwill and intangible assets, the Company used the value in use approach in practically all cases.

In assessing value in use, the Company prepares the projections of future pre-tax cash flows on the basis of the most recent available budgets.  These budgets include the best management estimates of the income and costs of the cash-generating units by using industry projections, historical experience and future expectations.  These projections cover the next five years and the future cash flows expected are estimated by applying reasonable growth rates between 3.7% and 8.3% that in no case are increasing or exceed the average long-term growth rates in the industry or specific country.

Expected future cash flows are discounted to their present value using pre-tax discount rates.  Such discount rates reflect current market assessments of the time value of money and the risk premiums generally used by business analysts.

The discount rates applied in 2009 and 2008 were as follows:

Country	Currency	2008		2009
		Minimum	Maximum	Minimum	Maximum
Chile	pesos	9.90%	10.40%	9.24%	9.53%
Argentina	Argentine pesos	17.40%		19.51%
Brazil	reais	12.10%		11.32%
Peru	soles	10.00%		9.09%
Colombia	Colombian pesos	11.90%		11.45%

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount.  An impairment loss is recognized immediately in profit or loss under the line item “Depreciation and Amortization Charge” in the consolidated statement of comprehensive income.

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but the increased carrying amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit). An impairment loss recognized for goodwill cannot be reversed in a subsequent period.

Litigation and Contingencies

The Company is currently involved in some legal and tax proceedings.  As discussed in Note 22.2 to our Consolidated Financial Statements as of December 31, 2009, we have estimated the probable outflows of resources of resolving these claims.  We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlements strategies.

Hedges Revenues Directly Linked to the Dollar

The Company has established a policy to hedge the portion of its revenues directly linked to the dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to an equity reserve account and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future dollar revenue streams.  Such analysis may change in the future due to new electricity regulations limiting the amount of revenues tied to the dollar.

Pension and Post-Employment Benefits Liabilities

We have various defined benefits plans for our employees.  These plans pay benefits to employees at retirement and use formulas based on years of service and the compensation of the participants.  We also offer certain additional benefits for some retired employees in particular.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans.  The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions that include: employee turnover, life expectancy and retirement ages, discount rates, expected returns on assets, the future level of compensation and benefits, the claims rate under medical plans and future medical costs.  These assumptions change as economic and market conditions vary and any change in any of these assumptions could have an important effect on the reported results from operations.

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$40,456 million (Ch$37,411 million in 2008) and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$47,467 million (Ch$41,370 million in 2008).

For further detail of the main accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our Consolidated Financial Statements.

Recent Accounting Pronouncements

Please see “Item 18. Financial Statements — Note 2.2” for additional information regarding recent accounting pronouncement.

Enersis’ Results from Operations for the Years ended December 31, 2008 and December 31, 2009

Overview

•                  Net income attributable to our shareholders was Ch$ 660,231 million, representing a 30.1% increase over 2008.

•                  Despite the depressed economic environment resulting from the global recession, the Company obtained a 3.4% increase and a 1% growth in physical sales in the generation and distribution businesses, respectively.

•                  Suitable commercial and operating policies applied by the Company and its subsidiaries enabled it to continue improving results, even in a complex economic period.

Our operating figures were as follows:

•                  Operating costs fell by 3.6% to Ch$ 4,525,252 million.

•                  EBITDA increased by 7.2%, to Ch$ 2,444,934 million.

•                  Operating income rose by 3.3% to Ch$ 1,924,636 million, reflecting the better performance of the generation and transmission businesses.

•                  The contributions of our principal lines of business to the operating income of the Company were as follows:

Generation and Transmission	61%
Distribution	39%

Operating Income

The following table shows the operating income by company, for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business
Endesa Chile and subsidiaries (Chile)	567,737	640,040	72,303	12.7%
Costanera (Argentina)	18,425	4,380	(14,045)	(76.2)%
El Chocón (Argentina)	19,031	38,700	19,669	103.4%
Cachoeira Dourada (Brazil)	94,782	50,629	(44,153)	(46.6)%
CIEN (Brazil)	45,722	47,992	2,270	5.0%
Endesa Fortaleza (Brazil)	28,510	83,926	55,416	194.4%
Emgesa (Colombia)	216,818	250,811	33,993	15.7%
Edegel (Peru)	51,946	76,049	24,103	46.4%
Total	1,042,971	1,192,527	149,556	14.3%

Distribution Business
Chilectra and subsidiaries (Chile)	213,623	129,032	(84,591)	(39.6)%
Edesur (Argentina)	45,627	31,876	(13,751)	(30.1)%
Edelnor (Peru)	52,944	62,425	9,481	17.9%
Ampla (Brazil)	168,466	187,025	18,559	11.0%
Coelce (Brazil)	139,942	151,175	11,233	8.0%
Codensa (Colombia)	202,980	199,884	(3,096)	(1.5)%
Total	823,582	761,417	(62,165)	(7.5)%

Less: intercompany transactions	(2,902)	(29,308)	(26,406)	(909.9%)
Total	1,863,651	1,924,636	60,985	3.3%

The table below breaks down operating income by segment for years ended December 31, 2008 and 2009.

	Year ended December 31, (1)
	(in million of Ch$)
	Generation and Transmission		Distribution		Holding expenses and consolidation adjustments		Total
	2008	2009	2008	2009	2008	2009	2008	2009

Operating revenues	2,833,397	2,708,357	4,051,041	4,218,450	(324,847)	(476,919)	6,559,591	6,449,888
Operating costs	(1,786,663)	(1,515,949)	(3,227,459)	(3,457,033)	321,182	447,730	(4,695,941)	(4,525,252)

Operating income	1,043,734	1,192,408	823,582	761,417	(3,665)	(29,189)	1,863,651	1,924,636

(1)     Differences in figures presented in this table with those presented in the Operating Income, Operating Revenues and Operating Costs tables are explained by intercompany transactions and investment vehicles that are included in this table.

Operating Revenues

Generation and Transmission Business Segment

The following table sets forth the physical sales of electricity by our subsidiaries, arranged by country and their corresponding changes for the twelve-month periods ended December 31, 2008 and 2009.

	Physical sales during
	Year ended December 31,
				%
	2008	2009	Change	Change
	(GWh)

Endesa Chile (Chile) (1) (3)	21,532	22,327	795	3.7%
Costanera (Argentina)	8,543	8,284	(260)	(3.0)%
El Chocón (Argentina)	2,554	4,122	1,567	61.4%
Edegel (Peru)	8,461	8,321	(140)	(1.7)%
Emgesa (Colombia)	16,368	16,806	438	2.7%
Cachoeira Dourada (Brazil) (2)	4,403	3,862	(541)	(12.3)%
Endesa Fortaleza (Brazil)	2,690	3,007	317	11.8%
Total	64,552	66,728	2,177	3.4%

(1)           Includes Endesa Chile and its generation subsidiaries.

(2)           Includes sales to Endesa Fortaleza for 189.9 GWh in the first quarter of 2008.

(3)           Upon adoption of IFRS, energy sales in 2008 and 2009 include 50% of GasAtacama

Distribution Business Segment

Distribution revenues are derived mainly from the resale of electricity purchased from generators.  Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets, plus the losses permitted in the regulatory tariffs.  Other revenue deriving from our distribution services consists of charges related to new connections and the maintenance and rental of meters.

The table below shows the physical sales of electricity by our distribution subsidiaries, arranged by country, and their corresponding changes for the year ended December 31, 2008 and 2009.

	Physical sales during Year ended December 31,
	2008	2009	Change	% Change
	(GWh)
Chilectra (Chile)	12,535	12,585	49	0.4%
Edesur (Argentina)	16,160	16,026	(134)	(0.8)%
Edelnor (Peru)	5,599	5,716	117	2.1%
Ampla (Brazil)	9,119	9,394	275	3.0%
Coelce (Brazil)	7,571	7,860	289	3.8%
Codensa (Colombia)(1)	11,822	12,144	387	3.3%
Total	62,805	63,789	984	1.6%

(1)           The 2009 figure for electricity sold does not coincide with previously disclosed Company information, as the required data for DECA was not available at that earlier time.

Operating Revenues by Business Segment

The table below presents our operating revenues for 2008 and 2009:

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business Segment
Endesa Chile and subsidiaries (Chile)	1,609,158	1,373,231	(235,927)	(14.7)%
Costanera (Argentina)	240,087	231,421	(8,666)	(3.6)%
El Chocón (Argentina)	44,141	65,298	21,157	47.9%
Cachoeira Dourada (Brazil)	147,105	88,300	(58,805)	(40.0)%
CIEN (Brazil)	72,776	97,961	25,185	34.6%
Endesa Fortaleza (Brazil)	110,163	138,595	28,432	25.8%
Emgesa (Colombia)	401,470	500,964	99,494	24.8%
Edegel (Peru)	208,497	213,625	5,128	2.5%
Total	2,833,397	2,709,395	(124,002)	(4.4)%

Distribution Business Segment
Chilectra and subsidiaries (Chile)	1,078,280	1,084,346	6,066	0.6%
Edesur (Argentina)	333,267	324,518	(8,749)	(2.6)%
Distrilima/Edelnor (Peru)	253,652	301,472	47,820	18.9%
Ampla (Brazil)	964,909	1,001,031	36,122	3.7%
Investluz/Coelce (Brazil)	759,779	766,723	6,944	0.9%
Codensa (Colombia)	661,154	740,360	79,206	12.0%
Total	4,051,041	4,218,450	167,409	4.1%

Less: intercompany transactions	(324,847)	(477,957)	(153,110)	(47.1%)
Total	6,559,591	6,449,888	(109,703)	(1.7)%

Generation and Transmission Businesses: Operating Revenues

Total revenues in 2009 in Chile declined by 14.7% to Ch$ 1,373.2 billion as a result of lower average sale prices, as compared to the previous year, reflecting a decrease in energy generating costs in the system.  This was partly compensated by the 3.7% increase in physical sales to reach 22,327 GWh, due to an increase of 4,183 GWh in sales in the spot market.  The average price for total sales of Endesa Chile in Chile fell by 22%, from $ 139 per MWh in 2008 to $108 per MWh in 2009.

The “translation effect” is the net effect obtained when translating the results from the local currency of each country to pesos.

In Argentina, Costanera’s operating revenues declined by Ch$ 8.7 billion, or 3.6%.  This is explained in part by lower physical sales, which declined by 4.0% to 8,172 GWh, though this was partly compensated by a 7.5% increase in average sales prices in local currency during 2009.  On the other hand, El Chocón’s revenues increased by 47.9%, the equivalent of Ch$ 21.2 billion, mainly due to the 95.0% increase in physical sales as a result of greater reservoir water levels at the beginning of the year.  The average sale price remained unchanged in both years at around Ar$ 106 per MWh.  In both companies, the translation effect negatively affected results, which resulted in a 8.5% decrease in revenues in pesos.

In Colombia, Emgesa’s operating revenues rose by Ch$ 99.5 billion, or 24.8%, mainly due to the 24% increase in the average sales price in local currency due to the low hydrology during the year, and also to a 2.7% increase in physical sales, which rose to 16,806 GWh.  This was partially compensated by the translation effect which generated a 2.2% reduction in revenues in pesos.

In Brazil, the revenues of Cachoeira Dourada declined by Ch$ 58.8 billion, or 40.0%.  This was the result of reduced sales prices and a 12.2% reduction in physical sales, reaching 3,862 GWh.  In contrast, Fortaleza’s operating revenues in 2009 rose by Ch$ 28.4 billion, or 25.8%.  This was mainly due to an increase in physical sales from 2,690 GWh to 3,007 GWh and a 12.1% higher average sale price in local currency.  In both cases, the  translation effect produced a reduction in pesos of 1.8% compared to 2008.

The revenues of our subsidiary CIEN in 2009 amounted to Ch$ 98.0 billion, an increase of 34.6% over 2008.  In February, the company started exporting energy to Uruguay and Argentina, as opposed to the previous year when exports to Argentina began in April.  This was partially compensated by the translation effect which resulted in a reduction in pesos of 1.8% compared to 2008.

The revenues for Edegel, our electricity generator in Peru, rose by Ch$ 5.1 billion, or 2.5%, in 2009, mainly due to the translation effect.  Physical sales declined by 1.7% to 8,321 GWh and the average sales price in local currency fell by 3.5%.

Distribution Business: Operating Revenues

In Chile, Chilectra’s operating revenues in 2009 rose slightly, by 0.6% compared to 2008, mainly due to the 0.4% increase in physical sales, reaching 12,585 GWh.  Energy demand grew by 0.6% over 2008.  The number of customers increased by 45,200, or 3.0%, and energy losses were 6.1%, compared to 5.9% in 2008.

In Argentina, Edesur’s operating revenues fell by Ch$ 8.7 billion during 2009, or 2.6%, compared to 2008, mainly explained by the translation effect.  Physical sales declined by 0.8% to 16,026 GWh in 2009, in line with the 1.0% reduction in energy demand.  This was partially compensated by an increase in average sales prices in local currency of 9.0%.  Energy losses decreased to 10.5% from 10.6% in 2008, and the number of customers rose by 42,829 to 2.3 million.

In Peru, Distrilima’s (Edelnor) operating revenues increased by 18.9% in 2009, mainly due to a 2.0% higher energy demand, a reduction in energy losses and the translation effect, which resulted in an increase in pesos of 4.5% in 2009.  Physical energy sales rose by 2.1% to 5,716 GWh.  The number of customers increased by 32,758 to 1.1 million and energy losses declined by 0.1 percentage point to 8.1%.

In Brazil, Ampla’s revenues increased by Ch$ 36.2 billion, or 3.7%, in 2009, mainly due to higher sales of Ch$ 44.8 billion resulting from a higher average sale price in local currency of 8.4% and an increase in physical sales which rose by 3% to 9,394 GWh in 2009.  In addition, tolls and other services increased by Ch$ 11.8 billion.  This was partially compensated by Ch$ 20.5 billion in lower revenues attributable to the construction of fixed assets in the concession zone and the effect of translating the financial statements from reais to pesos.  Energy demand increased by 4.4%, the number of customers grew by 55,129 to over 2.5 million and energy losses rose from 20.2% to 21.2% in 2009.

Coelce’s revenues rose by 0.9% to Ch$ 766.7 billion, mainly due to 12.0% higher average sales prices in local currency, an increase in physical sales of 3.8% to 7,860 GWh and lower energy losses, from 11.7% in 2008 to 11.6% in 2009.  This was partially compensated by reduced revenues from the construction of fixed assets in the concession zone of Ch$ 47.1 billion and the translation effect.  Energy demand increased by 3.6% and the number of customers by 123,631 to over 2.9 million.

In Colombia, Codensa’s revenues in 2009 increased by 12.0%, or Ch$ 79.2 billion, mainly due to a 12.7% increase in the average sales price in local currency, a 0.3% rise in energy demand which implied a 0.1% increase in physical sales to 11,837 GWh and the first time consolidation of DECA with Ch$ 34.1 billion in revenues.  This was partially compensated by the translation effect which cause a 2.2% fall in pesos.  The number of customers rose by 75,671 to 2.4 million in December 2009.

Operating Costs

Operating costs consist primarily of purchases of electricity from third parties, depreciation and amortization, fuel purchases, maintenance expenses, tolls paid to transmission companies and salaries.

The table below shows the breakdown of the expenses detailed above as a percentage of our total operating costs for the years ended December 2008 and 2009.

	Year ended December 31
	2008	2009
	(percentage of total costs of operations)
Electricity purchases	34.6%	34.5%
Other variable costs	16.5%	17.4%
Fuel purchases	18.0%	12.8%
Depreciation and amortization	8.9%	11.5%
Other fixed costs	9.5%	10.2%
Staff benefit costs	6.2%	7.4%
Transmission tolls	6.3%	6.1%
	100.0%	100.0%

The table below sets forth the breakdown of operational costs for the years ending on December 31, 2008 and 2009:

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business
Endesa Chile and subsidiaries (Chile)	1,041,421	733,191	(308,230)	(29.6)%
Costanera (Argentina)	221,662	227,041	5,379	2.4%
El Chocón (Argentina)	25,110	26,598	1,488	5.9%
Cachoeira Dourada (Brazil)	52,323	37,671	(14,652)	(28.0)%
CIEN (Brazil)	27,054	49,969	22,915	84.7%
Endesa Fortaleza (Brazil)	81,653	54,669	(26,984)	(33.0)%
Emgesa (Colombia)	184,652	250,153	65,501	35.5%
Edegel (Peru)	156,551	137,576	(18,975)	(12.1)%
Total	1,790,426	1,516,868	(273,558)	(15.3)%

Distribution Business
Chilectra and Subsidiaries (Chile)	864,657	955,314	90,657	10.5%
Edesur (Argentina)	287,640	292,642	5,002	1.7%
Distrilima/Edelnor (Peru)	200,708	239,047	38,339	19.1%
Ampla (Brazil)	796,443	814,006	17,563	2.2%
Investluz/Coelce (Brazil)	619,837	615,548	(4,289)	(0.7)%
Codensa (Colombia)	458,174	540,476	82,302	18.0%
Total	3,227,459	3,457,033	229,574	7.1%

Less: intercompany transactions	(321,945)	(448,649)	(126,704)	(39.4)%
Total	4,695,941	4,525,252	(170,688)	(3.6)%

Generation and Transmission Businesses: Operating Costs

Operating costs in Chile fell by 29.6% in 2009 compared to 2008, totaling Ch$ 733.2 billion, mainly due to a reduction in fuel costs of Ch$ 260.7 billion.  Production was 22,239 GWh, a 4.6% increase over 2008, permitting a 61.2% reduction in energy purchase costs, or Ch$ 82.6 billion.  This was partially compensated by an increase in depreciation and impairment of fixed assets of Ch$ 44.2 billion.

Costanera’s operating costs were Ch$ 5.4 billion or 2.4% higher.  This is mainly explained by higher energy and fuel costs of Ch$ 2.1 billion, an increase in personnel costs of Ch$1.6 billion and higher depreciation of Ch$ 1.6 billion.  El Chocón’s operating costs rose by Ch$ 1.5 billion, or 5.9%, mainly due to higher toll charges of Ch$ 0.6 billion, higher personnel costs of Ch$ 0.3 billion and higher depreciation of Ch$ 0.3 billion.  In both companies, the translation effect resulted in reduced operating costs in pesos.

Emgesa’s operating costs increased by Ch$ 65.5 billion, or 35.5%, principally due to higher energy purchases of 673 GWh which implied a higher cost of Ch$ 44.8 billion, as a result of an increase in sales and reduced energy generation, larger fuel costs of Ch$ 9.8 billion, a larger depreciation charge of Ch$ 6.0 billion and an increase in personnel costs of Ch$ 2.9 billion.  The translation effect produced a 2.2% reduction in the operating costs in pesos.

Cachoeira Dourada’s operating costs declined by Ch$ 14.6 billion, or 28.0%, to Ch$ 37.7 billion in 2009, mainly due to reduced energy purchases of Ch$ 13.5 billion given the reduction in average prices.  Fortaleza’s operating costs declined by Ch$ 27.0 billion, or 33.0%, mainly due to lower energy purchase costs of Ch$ 20.9 billion resulting from lower average prices and lower fuel costs of Ch$ 6.0 billion.  In both cases, the translation effect caused a reduction in the operating costs measured in pesos.

CIEN’S operating costs amounted to Ch$ 50.0 billion, 84.7% more than the year before.  This was the result of higher variable costs of Ch$ 20.6 billion, compensated partially by the translation effect which caused a 1.8% reduction in costs measured in pesos.

Edegel’s operating costs decreased by Ch$ 19.0 billion, or 12.1%, mainly as a result of lower energy purchase costs of Ch$ 22.9 billion, lower average purchase prices and volumes, and reduced fuel costs of Ch$ 9.1 billion due to greater hydraulic generation.  This was partially compensated by higher personnel and operating costs of Ch$ 3.2 billion and the translation effect.

Distribution Business: Operating Costs

Chilectra’s operating costs increased by Ch$ 90.7 billion, or 10.5%, mainly due to an increase in energy purchase costs which rose by Ch$ 82.5 billion.  This increase is explained by a 5.5% higher average purchase price and a 1% rise in physical purchases.  There was also an increase in other fixed operating costs of Ch$ 6.4 billion, basically because of an increase in outsourced services of Ch$ 3.3 billion due to greater activity in the business of connections for large customers and in disconnection and re-connection activities.  Operating costs were also affected by higher repair and conservation activities of Ch$ 2.1 billion.

Edesur’s operating costs increased by 1.7%, or Ch$ 5.0 billion, mainly explained by higher personnel costs of Ch$ 10.5 billion, partly compensated by reduced energy purchase costs of Ch$ 4.4 billion.  The translation effect shows an 8.5% reduction in the operating costs.

Edelnor’s operating costs rose by Ch$ 38.3 billion, or 19.1%, mainly due to the increase in energy purchase costs of Ch$ 31.9 billion as a result of higher purchases required to meet the 2.0% increase in demand, and an increase in other variable and personnel expenses of Ch$ 5.5 billion.  The translation effect resulted in a 4.5% increase in the operating costs in pesos.

Ampla’s operating costs grew by Ch$ 17.6 billion, or 2.2%.  This is mainly explained by an increase in inputs and services of Ch$ 23.3 billion, an increase in other supplies of Ch$13.7 billion and a Ch$ 9.7 billion higher charges for depreciation and amortization.  On the other hand, Coelce’s operating costs declined by Ch$ 4.3 billion, or 0.7%, in 2009.  This is the result of decreased fixed asset construction costs in the concession zone of Ch$ 47.1 billion and lower energy purchase costs of Ch$ 31.0 billion, which were partially compensated by an increase of Ch$ 6.7 billion in the charge for depreciation and amortization and an increase in personnel costs of Ch$ 2.7 billion.  In both companies, the translation effect resulted in reduced operating costs expressed in pesos.

Codensa’s operating costs rose by Ch$ 82.3 billion, or 18.0%, in 2009, mainly due to of higher energy purchase costs of Ch$ 58.3 billion as a result of a 18.9% higher average purchase price in local currency, as well as higher personnel costs of Ch$ 11.7 billion and an increase of Ch$ 5.2 billion in depreciation and amortization.  The translation effect shows a 2.2% reduction in the costs expressed in pesos.

Non-operating income

The table below sets forth non-operating income (expense) for the years ended December 31, 2008 and 2009 and the percentage change from period to period.

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)

Financial expenses net
Financial income	181,789	159,808	(21,981)	(12.1)%
Financial expenses	(515,108)	(482,472)	32,636	6.3%
Gain (loss) for indexed assets and liabilities	(62,378)	21,781	84,159	N.A.
Foreign currency exchange differences, net	(23,633)	(8,235)	15,398	(65.2)%
Total	(419,330)	(309,118)	110,212	26.3%

Other non-operating gain (loss)
Total gain (loss) on sale of non-current assets not held for sale	2,503	53,311	50,808	2,029.9%
Other non-operating income	3,261	2,236	(1,025)	(31.4)%
Total	5,764	55,547	49,783	863.7%

Non-operating income (expense)	(413,566)	(253,571)	159,995	38.7%

Net financial expenses

Net financial expenses amounted to Ch$ 309.1 billion, which represents a 26.3% reduction respect to the previous year, or Ch$ 110.2 billion.  This is mainly explained by the result of the UF variation arising from UF-denominated debt in Chile, resulting in Ch$ 84.2 billion in lower costs.  The UF decreased by 2.4% in 2009, compared to an increase of 9.3% in 2008.  Net financial expenses also fell by Ch$ 10.6 billion, principally due to the reduced average interest rate.

Exchange differences show a positive change of Ch$ 15.4 billion, mainly in Chile and Brazil.  In Chile, the 25% appreciation of the peso against the dollar, compared to a devaluation of 22% in 2008, positively impacted net assets carried in dollars.  In Brazil, the appreciation reached approximately 34%, compared to the 24% devaluation in 2008, resulting in a net effect on assets and debt in dollars of Ch$ 24,452 million (loss of Ch$ 17,112 million in 2008 and gain of Ch$ 7,340 million in 2009).

Result of asset sales

The result of asset sales shows a gain of Ch$ 50,808 million in 2009, mainly due to a Ch$ 28,114 million gain obtained on the sale of shares of EEB, a gain on the sale of credit portfolio by Codensa for Ch$ 12,784 million and increased gains on sales of the Enea project in Chile, for Ch$ 10,075 million.

Net Income

The following table sets forth our net income for the indicated periods.

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Operating income	1,863,651	1,924,636	60,985	3.3%
Non-operating income	(413,566)	(253,571)	159,995	38.7%
Net income before taxes	1,450,085	1,671,065	220,980	15.2%

Current tax (expense) credit	(415,903)	(359,737)	56,166	13.5%

Net Income from Continuing Operations After Tax
Gain (loss) from discontinued operations, net of income tax	0	0	0	0%

Net Income	1,034,182	1,311,328	277,146	26.8%
Net Income attributable to: Shareholders of the Company	507,590	660,231	152,641	30.1%
Net income attributable to: Minority Interest	526,592	651,097	124,505	23.6%

Corporate income tax shows a reduced charge of Ch$ 56.2 billion in 2009, mainly due to reductions in Endesa Chile of Ch$ 60.2 billion, in Coelce of Ch$ 21.5 billion, in Pehuenche of Ch$ 12.5 billion and in San Isidro of Ch$ 6.0 billion.  This is partially compensated by increases in GasAtacama of Ch$ 16.5 billion, in Emgesa of Ch$ 12.3 billion, in Edegel of Ch$ 7.0 billion, in Cachoeira Dourada of Ch$ 4.8 billion and in Pangue of Ch$ 4.1 billion.

B.            Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries.  The following discussion of cash sources and uses reflects the key drivers of cash flow for Enersis.  The discussion focuses on Enersis’ liquidity and capital resources from a financial, as opposed to accounting, perspective.  The approaches vary as a consequence of the time lag between certain cash flows and actual accounting effects.  On the other hand, for the purpose of financial covenant certifications, we rely on accounting information instead.  For information on cash flows from an accounting rather than a financial perspective, please see “Item 18.  Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2009.”

We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all of our needs for working capital, debt service, dividends and routine capital expenditures.  Our subsidiary Endesa Chile has relatively small revolving bank loans due in November 2010, and in July 2011, and we do not foresee any difficulty in funding those obligations.

We consider cash flows generated by our wholly-owned subsidiaries (CAM, Synapsis, IMV and investment vehicles) as our own operating inflows and outflows, given that we have always had access to these wholly-owned Chilean subsidiaries’ cash flows.  Cash flows received from non wholly-owned subsidiaries (including Endesa Chile and Chilectra, among others) and affiliates are classified as “financial investments,” and are included as dividends, capital reductions, interest income and intercompany debt amortization, as the case may be.

	2008	2009
	(in $ millions)
INITIAL CASH (A)	121.6	183.0

SOURCES (B) + (C)	888.7	1,138.7

Cash Inflows from Chile (B)	823.0	979.0
Cash inflows from operations	375.8	317.6
Interest income from Chilean subsidiaries	17.7	30.1
Dividends from Chilean subsidiaries	267.4	481.9
Amortization of intercompany loans from Chilean subsidiaries	162.1	149.4
Other Income from non-operating activities	—	—

Cash Inflows from foreign subsidiaries (C)	65.7	159.7
Interest income from foreign subsidiaries	—	11.9
Dividends from foreign subsidiaries	65.7	147.8
Capital reductions	—	—
Management fee and others	—	—
Intercompany debt amortizations	—	—
	2008	2009
	(in $ millions)
USES (D) + (E)	827.3	1,231.9

Cash outflows from operations (D)	367.0	440.1
Cash outflows from operations	278.1	396.6
Taxes	88.9	43.5

Cash Outflows from non-Operating Activities (E)	460.3	791.8
Interest expenses and derivative contracts	19.7	120.8
Dividend payment	316.5	393.8
Debt amortization	124.1	277.2

FINAL CASH (A)+(B)+(C)-(D)-(E)	183.0	89.8

For the twelve-month period ended December 31, 2009, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

   $ 317.6 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•             $ 30.1 million of interest payments from Chilean subsidiaries not wholly-owned;

•             $ 481.9 million of dividends from Chilean subsidiaries, which includes $ 216.0 million from Chilectra and $ 230.0 from Endesa Chile;

•            $ 149.4 million of intercompany loan payment from Chilectra;

   $ 11.9 million of interest income from foreign subsidiaries; and

•           $ 147.8 million from dividends of foreign subsidiaries, which includes $ 102.9 million from Brazil and $ 26.1 million from Colombia, among others.

The aggregate inflows of cash from these sources amounted to $ 1,138.7 million.

For the same twelve-month period ended December 31, 2009, Enersis principal cash outflows totaled $ 1,231.9 million, including:

  $ 396.6 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•           $ 43.5 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•            $ 120.8 million in net interest expense (net of derivative contracts and interest income);

•             $ 393.8 million dividend payments made by Enersis; and

•              $ 277.2 million of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2009, Enersis had $ 89.8 million in cash.

For the twelve-month period ended December 31, 2008, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

•                  $ 375.8 million of cash inflows from operating revenues of our wholly-owned subsidiaries;

•                  $ 17.7 million of interest payments from non wholly-owned Chilean subsidiaries;

•                  $ 267.4 million of dividends from Chilean subsidiaries, which includes $ 100.0 million from Chilectra and $ 167.4 from Endesa Chile;

•                  $ 162.1 million of intercompany loan payment from Chilectra;

•                  $ 65.7 million from dividends of foreign subsidiaries, which includes $ 30.5 million from Brazil and $ 25.9 million from Colombia, among others.

The aggregate inflows of cash from these sources amounted to $ 888.7 million.

For the same twelve-month period ended December 31, 2008, Enersis’ principal cash outflows totaled $ 827.3 million, including:

•                  $ 278.1 million from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•                  $ 88.9 million in taxes paid by Enersis and its wholly-owned subsidiaries;

•                  $ 19.7 million in net interest expense (net of derivatives contracts and interest income);

•                  $ 316.5 million dividend payments by Enersis; and

•                  $ 124.1 million of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2008, Enersis had $ 183.0 million in cash.

For a description of liquidity risks related to our company status, please see “Item 3.  Key Information — D. Risk Factors — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this report.

We coordinate the overall financing strategy of our majority-owned subsidiaries.  Our operating subsidiaries independently develop their capital expenditure plans.  Generally, our policy is to have the operating subsidiaries independently finance their capital expansion programs through internally generated funds or direct financings.  We also coordinate acquisition financing with respect to Chilectra’s distribution operations.  We coordinate all generation and transmission acquisition financing with Endesa Chile.  For information regarding our commitments for capital expenditures, see “Item 4.  Information on the Company — A. History and Development of the Company — Capital Investment Program” and our contractual obligations table set forth below.

As of December 31, 2009, our international credit ratings, and those of Endesa Chile, were as follows:  “Baa3 with stable outlook” from Moody’s Investor Services, Inc. (Moody’s) and “BBB with stable outlook” from both Standard & Poor’s Rating Services (S&P) and Fitch Ratings Ltd. (Fitch).  However, as of the filing of this report, both S&P and Fitch have upgraded our international credit ratings to “BBB+ with stable outlook.”

In its press release dated January 8, 2010, Fitch explains, among other considerations, that “the rating action reflects the operational and financial improvement Enersis has achieved to date and incorporates the expectation that the company’s solid credit metrics will be maintained over the medium term.  From an operating perspective, Fitch anticipates cash flows from Enersis’ power generation business will stabilize as a result of the new contracts that began in January 2010 which include price indexation formulas, the company’s conservative commercial policy, recent capacity additions, and its participation in the recently inaugurated LNG terminal in Chile.  In addition, Enersis will continue to benefit from the organic growth of its distribution business; all of which have resulted in a stronger business platform which should enable it to achieve higher earnings with less volatility.”

In its press release dated February 16, 2010, S&P comments that “the upgrade reflects the improvement of the company’s financial risk profile due to a strengthening in cash generation, credit metrics, and cash reserves in the past two years.”  In the paragraph on Liquidity, S&P states that they “expect Enersis to maintain a good liquidity position to cover at least debt maturities for the next 18 months (between cash holdings and medium term committed lines) and solid levels of free cash flow generation.  We also expect Enersis to maintain its fluid access to financial markets, which should allow it to refinance debt maturities under favorable conditions.”

Moody’s last rating action on December 16, 2006, involved an upgrade to our current “Baa3 with stable outlook.”  No other Moody’s rating changes have taken place since then.  In the “Summary Rating Rationale” in its latest credit report dated December 2009, Moody’s acknowledges that the “bulk of the consolidated EBITDA is generated in investment grade countries Chile and Brazil where it benefits from relatively stable and predictable regulatory frameworks.  Moody’s also acknowledges that the Company benefits from improving operations and regulatory frameworks in Colombia and Peru, where the economic crisis has been handled relatively well.”  Despite mentioning other positive considerations as well, Moody’s expresses concern about the Company’s “substantial capital expenditure program over the next few years, the amount of near‑term consolidated debt maturing, and our belief that Enel may look to Enersis for more dividends in subsequent years….” as well as “the company’s approach to managing liquidity” based on the fact that we did not fully renew all committed credit facilities which matured in 2009.  However, in relation to the dividend issue, our dividend payout ratio for 2009 was 35%, the same as in 2008.  In addition, on the liquidity point, the report had been published before we signed additional fully committed credit facilities for approximately $ 300 million, between Enersis and Endesa Chile, during December 2009.

Economic and political stability in the countries where we operate, regulatory framework stability, structural changes affecting energy demand, and environmental issues, are some of the factors that could influence credit ratings in either direction.  The classifications might also be impacted if we face a significant change in our investments in non‑Chilean countries, important changes in our financial position, or a significant change in liquidity.  A positive change in Argentina’s regulatory framework may also positively influence our credit ratings.

Positive changes in ratings may have a direct impact on our financing cost and our ability to access capital markets in better terms.  For instance, some of our credit facilities include rating grid pricing.  A recent upgrade in our local rating by Feller Rate, from AA- to AA, on April 1, 2010, positively impacted some of our local financings that contain such clauses.

The recent S&P upgrade to BBB+, from BBB, also had a positive impact on one of our Credit Support Agreements in connection with some derivative contracts.  As a result, we no longer had to tie down cash collateral for an amount of $ 127.7 million.

We believe that our recent international upgrades by Fitch and S&P, and our local ratings, by Feller Rate, reflect the strong financial risk profile and solid operational performance of the company.  On the other hand, with the positive actions taken by these agencies, Moody’s currently maintains the credit rating for Enersis and Endesa Chile two notches below the other two international credit agencies.

We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis, and once in 1994 for Endesa Chile.  We have also frequently issued bonds in the United States, for Enersis and Endesa Chile.  Enersis issued $ 800 million in Yankee Bonds in November 1996 and $ 350 million in November 2003.  Endesa Chile and its consolidated subsidiaries have also issued Yankee Bonds between 1996 and 2003, of which $ 917 million were outstanding as of December 31, 2009.

The following table lists the Yankee Bonds issued by Enersis and Endesa Chile outstanding as of December 31, 2009.  The weighted average annual interest rate for these SEC‑registered bonds, of which an aggregate principal amount of $ 1,518 million is outstanding as of the date of this report, is 7.9% in nominal dollars.

Issuer	Maturity	Coupon	Aggregate Principal Amount Outstanding
		(as a percentage)	(in $ million)
Endesa Chile	August 1, 2013	8.350%	400
Endesa Chile	August 1, 2015	8.625%	200
Endesa Chile (1)	February 1, 2027	7.875%	206
Endesa Chile (2)	February 1, 2037	7.325%	71
Endesa Chile (1)	February 1, 2097	8.125%	40

Enersis	January 15, 2014	7.375%	350
Enersis (1)	December 1, 2016	7.400%	250
Enersis (3)	December 1, 2026	6.600%	1

(1)        Considers cancellation of Yankee bonds repurchased by Enersis and Endesa Chile in 2001.

(2)        Holders of the 7.325% Endesa Chile Yankee bonds due 2037 exercised a put option on February 1, 2009, for a total amount of $ 149.2 million.  The remaining $ 70.8 million in bonds mature in February 2037.

(3)        Holders of the 6.6% Enersis Yankee bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of $ 149.1 million, leaving $ 0.9 million outstanding.

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

The following table lists UF‑denominated Chilean bonds issued by Enersis and Endesa Chile, outstanding as of December 31, 2009.

Issuer	Maturity	Coupon (inflation- adjusted rate)	Aggregate Principal Amount Outstanding
		(as a percentage)	(in UF million)	(in $ million)

Enersis Series B2	June 15, 2022	5.750%	1.6	68

Endesa Chile Series F	August 1, 2022	6.200%	1.4	59
Endesa Chile Series K	April 15, 2027	3.800%	4.0	165
Endesa Chile Series H	October 15, 2028	6.200%	4.0	165
Endesa Chile Series M	December 15, 2029	4.750%	10.0	413

The weighted average annual interest rate for these SVS‑registered bonds, of which an aggregate principal amount of UF 21 million is outstanding as of the date of this report, is 5.0% in real terms, as adjusted by Chilean inflation.  For a full description of the local bonds issued by Enersis and Endesa Chile, see “ — Secured and unsecured obligations by Company” in Note 18 to our Consolidated Financial Statements.

Our companies frequently participate in the international commercial bank markets governed by the law of the State of New York through both bilateral and syndicated senior unsecured loans.  Between November 2004 and December 2009, Enersis entered into three such revolving bank credit facilities.  In the same period, Endesa Chile entered into four such syndicated revolving bank credit facilities and a six‑year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 650 million for Enersis and $ 850 million for Endesa Chile.  As of the date of this report, the amounts still outstanding or available for these bank loans governed by the law of the State of New York are listed below:

Borrower	Type	Maturity	Facility Amount (in $ million)	Amount Drawn (in $ million)

Enersis	bilateral revolving loans	December 24, 2012	100	0

Endesa Chile	syndicated revolving loan	November 10, 2010	250	250
Endesa Chile	syndicated revolving loan	July 26, 2011	200	200
Endesa Chile	syndicated revolving loan	June 16, 2014	200	0
Endesa Chile	syndicated term loan	June 16, 2014	200	200

The Enersis revolving credit facility due December 2012 and the Endesa Chile revolving credit facility due June 2014 do not have a condition precedent requirement that there should not have occurred any “Material Adverse Effect” (or MAE) prior to a disbursement, allowing the companies full flexibility to draw on up to $ 300 million in the aggregate from such committed revolving facilities under any circumstances, including situations involving a MAE.

Enersis and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential materially adverse effect would not be an impediment to this source of liquidity.  In December 2009, both companies signed 3‑year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to $ 191 million as of May 31, 2010) as detailed below.

Borrower	Type	Maturity	Facility Amount (in UF million)	Amount Drawn (in UF million)

Enersis	bilateral revolving loans	December 2012	2.4	0

Endesa Chile	bilateral revolving loans	December 2012	2.4	0

As a result of the foregoing, Enersis and Endesa Chile have access to fully committed revolving loans, both international and domestic, for up to approximately $ 1,141 million in the aggregate.

Enersis and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately $ 550 in the aggregate.  Unlike the previous committed lines not subject to MAE conditions precedent subject to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances.

Also, both Enersis and Endesa Chile can tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of $ 200 million for each borrower.

Finally, Enersis had a local bond program registered with the SVS for UF 12.5 million that has not been issued yet.

Except for the SEC-registered Yankee bonds which are not subject to financial covenants, Enersis and Endesa Chile’s outstanding debt facilities include such covenants.  The types of financial covenants, and their respective limits, vary from one type of debt to another.  As of March 31, 2010, the most restrictive financial covenants affecting Enersis was the adjusted consolidated leverage test, corresponding to the revolving loan facility that matures in December 2012, while in the case of Endesa Chile, corresponds to the revolving loan facility that matures in November 2010.  Under such covenants, the maximum additional debt that could be incurred without a breach of covenant amounted to $ 7.2 billion and $ 3.9 billion for Enersis and Endesa Chile, respectively.

As is customary for certain credit and capital market debt facilities, a significant portion of Enersis and Endesa Chile’s financial indebtedness is subject to cross default provisions.  Each of the revolving credit facilities described above, as well as all of Enersis and Endesa Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.  Many of these cross default clauses were amended in 2009 and early 2010 with the effect that most of these clauses no longer reference any of the borrower’s subsidiaries outside Chile, thereby considerably mitigating the risk of such an event of default.

The cross default provision for two of the revolving credit facilities for Endesa Chile governed by the law of the State of New York refer only to so-called “Relevant Subsidiaries,” a contractually defined term that refers to our most important subsidiaries.  Under such credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  There is a complex mathematical determination to determine the list of Relevant Subsidiaries, which may vary somewhat from year to year.  As of December 2009, Endesa Chile’s Relevant Subsidiaries with debt to third parties include only Emgesa and Edegel, both rated AA in the local markets.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.  Neither the Enersis local facility due on December 2012 nor the Endesa Chile local facility due on the same date nor the facilities maturing in June 2014 have cross default provisions to debt other than the respective borrower.

        In the case of the Enersis bilateral loans maturing in December 2012, governed by the law of the State of New York, the definition of “Relevant Subsidiary” makes reference (by definition and not a formula) only to Endesa Chile and Chilectra, and the latter does not have any debt with third parties.  Therefore, the risk of a cross default under these bank loans is very limited, since there is no reference to subsidiaries in countries that are riskier than Chile.

After amendments in July 2009 following a successful solicitation consent, our Yankee Bonds’ cross default provisions may be triggered only by debt of the respective borrower or its Chilean subsidiaries.  A matured default of either Enersis, Endesa Chile or one of their respective Chilean subsidiaries could result in a cross default to Enersis and Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.  Following the 2009 Yankee amendments, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF‑denominated Chilean bonds were formally amended in February 2010 after bondholders approved such amendments in January 2010.  After giving effect to such amendments, all series of Endesa Chile’s Chilean bonds reference only the borrower, and no subsidiaries, neither in Chile nor outside Chile, for those provisions.

At the time of this report, Endesa Costanera, our Argentine subsidiary, has not paid the installments due March 2010 for its supplier credit with Mitsubishi Corporation (MC) dating back to 1996.  However, on March 31, 2010, MC temporarily waived the payment due to Endesa Costanera.  The waiver also states MC’s willingness to discuss a new payment date for the amount past due.

Except for Costanera, our companies have access to existing credit lines sufficient to satisfy all of its present working capital needs.  Last year, Costanera had debt maturities for approximately $ 76 million (including MC’s maturities for $ 30 million).  Costanera’s access to the capital markets has been very limited due to the difficult situation in Argentina, especially for the utilities sector, and the poor capital markets development due to the shortage of off-shore financing and the fund pension system nationalization.  However, Costanera was still able to refinance all those debt maturities in 2009.

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

Our estimated capital expenditures for the 2010‑2014 period, expressed in dollars at internally estimated exchange rates, amount to $ 5,846 million, of which $ 4,459 million are considered non‑discretionary investments.  We include maintenance capital expenditures as non-discretionary.  It is considerably important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We consider the investment in non-conventional renewable energy (NCRE) projects in Chile to be non-discretionary.  These investments are being made to comply with new regulations that call for 5% of the total contracted energy to be based on NCRE.  Finally, expansion projects under execution are also non‑discretionary.  We consider the remaining $ 1,387 million of the $ 5,846 million of our estimated capital expenditure for 2010-2014 to be discretionary.  The latter include expansion projects which are still under evaluation.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the obligations described in this report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2009 included:

•                  Costanera: refinancing of all 2009 maturities for approximately $ 76 million.  Also, Costanera refinanced $ 4.3 million with Credit Suisse due in 2010, extending its maturity to 2011.

•      El Chocón: syndicated loan for $ 31 million for 3 years, which enabled the company to refinance its short-term debt.  It also arranged a 2.5-years interest rate swap for $ 30 million.

•      Edesur: refinancing of 2010 debt maturities for approximately $ 46 million, extending the average life of its debt and converting all its debt into local currency.

•      Ampla: debentures for $ 146 million in two series with maturities between 3 and 6 years, whose proceeds were used to refinance short-term maturities.

•      Coelce: commercial paper for approximately $ 106 million for one year to refinance short-term debt.  The company also issued debentures for $ 130 million dollars to repay the commercial paper.  Finally, it also contracted a committed line of credit for $ 50 million.

•      Codensa: sale of the Codensa Hogar business portfolio, with proceeds of approximately $ 275 million for this operation.  Codensa also placed commercial paper for $ 18 million, in order to refinance short-term maturities, and issued domestic bonds for $ 31 million to finance the purchase of Electrificadora Cundinamarca.

•      Emgesa: local bonds for $ 309 million, which proceeds were used to refinance short-term maturities.

•      Edelnor: bank debt for $ 77 million.  The company also issued local bonds for $ 38 million with maturities between 3 and 6 years, which were used to refinance short term debt.

•      Edegel: local bonds for $ 34 million denominated in both dollar and local currency, used to refinance short term debt.  Edegel also renegotiated bank loans for $ 42 million, which enabled it to reduce the interest rate and extend the term.

Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2008 included:

•                  Edegel: leasing agreement for $ 90 million to finance Santa Rosa project. Edegel also made bond issuances in the Peruvian market for approximately $ 29 million. Finally, the company obtained loans for $ 96 million, which were used to refinance and prepay debt.

•                  Edelnor: local bonds for approximately $ 63 million with maturities between 3 and 5 years, which were used to refinance and prepay debt.

•                  Costanera: debt refinancing for $ 60 million with bank loans with short and medium-term maturities and supplier financing with a 5-year maturity.

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

•                  Codensa: short term debt refinancing through local bond issuances for approximately $ 214 million.

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

Regarding our generation business, our operating income for 2009 increased by 16.4% as compared to 2008.  This increase in the generation segment operating income from 2008 to 2009 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate electricity and the prevailing spot market and regulated prices for electricity in each of the countries in which we operate. Our generation operations in the five different countries allow us to somewhat offset and counterbalance variations with respect to these factors, but in light of the variability of these factors over time and across the countries in which we operate, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our generation business. A significant change with respect to hydrological conditions, fuel price or the price of electricity could affect our operating income.

With respect to our distribution business, our operating income for 2009 decreased by 2.4% as compared to 2008. This decrease in the distribution segment operating income from 2008 to 2009 varies in each of the five countries where we operate due to numerous factors.  These include, among others, non-recurring tariff adjustments with effect only in 2008 and effects of regular tariff adjustments, which are partially offset by operational efficiency and the increase in electricity sales due to growth in population and gross domestic product (GDP) in the countries in which we operate. Technological advances have enabled us to limit the increase in the amount of electricity losses in our distribution operations in a challenging economic environment, while increases in GDP and population in the countries in which we operate have also contributed to the increase in demand for electricity.

While GDP and population growth have trended upward in South America, future decreases in each of such variables could negatively affect our operating income. Also, while the regulatory regimes in the countries in which we operate remain fairly stable, additional regulation, especially regulations concerning the price at which we may sell electricity, could affect our operating income.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding 2009 results of the Company compared with those recorded on previous periods, please see “ — A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2008 and December 31, 2009” and “— A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2007 and December 31, 2008” above.

Investors should not look at our past performance as indicative of future performance.

E.            Off-balance Sheet Arrangements.

Enersis is not a party to any off-balance sheet arrangements.

F.            Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2009:

Enersis on a consolidated basis

Ch$ billion	Total	2010	2011- 2012	2013- 2014	After 2014
Bank debt	961	307	510	143	1
Local bonds	1,714	193	390	295	836
Yankee bonds(1)	770	—	—	380	389
Other debt	462	153	181	98	30
Interest expense	1,421	283	416	231	492
Pension and post-retirement obligations(2)	270	5	81	75	108
Purchase obligations(3)	29,034	2,194	3,987	3,251	19,602
Financial leases	121	15	41	16	48
Total contractual obligations	34,752	3,150	5,607	4,489	21,506

(1)         Net payment of Enersis’ currency swaps during 2009 was for a total amount of Ch$ 5.7 billion.

(2)         We have funded and unfunded pension and post-retirement benefit plans.  Our funded plans have contractual annual commitments for contributions which do not change based on funding status.  Cash flow estimates in the table are based on such annual contractual commitments including certain estimable variable factors such as interest.  Cash flow estimates in the table relating to our unfunded plans are based on future discounted payments necessary to meet all of our pension and post-retirement obligations.  The amount of $ 108  million in the “After 2014” column includes all of our cash flow estimates relating to our unfunded plans plus one year’s estimate of our contractual commitment for our funded plans (we estimate that our contractual commitments for our funded plans are equal to $ 29,702  million per annum).  However, we have estimated that we will have $ 29,702 million in cash flow commitments in connection with such funded plans.  We have only included one year of cash flow estimates for our funded plans in this column because such plans do not have an expiration or settlement date and therefore the aggregate of our obligations related to such plans after 2014  would not accurately represent our year-to-year cash commitments.

(3)         Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.

G.           Safe Harbor.

This “Item 5. Operating and Financial Review and Prospects,” contains information that may constitute forward‑looking statements.  See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

Item 6.   Directors, Senior Management and Employees

A.            Directors and Senior Management.

We are managed by our Board of Directors, which consists of seven members who are elected for a three‑year term at an Ordinary Shareholders’ Meeting or OSM.  If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, where the entire Board of Directors will be elected.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors as of December 31, 2009.  Mr. Pedro Larrea resigned from the Board in July 2009.

Directors	Position	Held Since
Pablo Yrarrázaval V. (1)	Chairman	2002
Andrea Brentan (2)	Vice Chairman	2009
Patricio Claro G.(1)(3)	Director	2006
Rafael Miranda R.	Director	1999
Hernán Somerville S. (1)(3)	Director	1999
Eugenio Tironi B.	Director	2000

(1)   Member of the Directors’ Committee.

(2)   Appointed Board member in July 2009.

(3)   Member of the Audit Committee.

Mr. Juan Eduardo Errázuriz O. resigned from the Board of Directors on October 2009. The appointment of his replacement was made at the Ordinary Shareholders’ Meeting of 2010.

Set forth below are brief biographical descriptions of our directors, four of whom reside in Chile and two of whom reside in Spain, as of December 31, 2009.

Pablo Yrarrázaval V.

Chairman of the Board of Directors and Chairman of the Directors’ Committee

Mr. Yrarrázaval became Chairman of the Board of Directors in July 2002 and has been Chairman of the Directors’ Committee since April 2003.  Mr. Yrarrázaval is a partner in the brokerage firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, Vice Chairman of Depósito Central de Valores S.A., DCV, and is also Chairman of the Santiago Stock Exchange, a position he has occupied since 1989.  Before Mr. Yrarrázaval became Chairman of Enersis, he was Chairman of Endesa Chile.

Andrea Brentan

Vice Chairman of the Board of Directors

Mr. Brentan is a Mechanical Engineer from Politécnico di Milano and holds an MS in Applied Science from New York University.  Mr. Brentan was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until the beginning of 1991.  From 1991 to 1999, he successively held the positions of CFO, General Manager and CEO at Sae Sadelmi, a Milan-based company belonging to the ABB Group which engages in power plant engineering, procurement and construction and electrical generation equipment manufacturing and service.  From 2000 to 2002, he was the Head of the Worldwide Steam Power Plant Business at Alstom, based in Paris.  He joined Enel in November 2002, where he held several positions in the company, including: Head of Business Development and M&A unit of the International Division, Chairman of Viesgo S.A., Chairman of Enel North America, Enel Latin America and Slovenske Elektrarne and Director of Enel Energy Europe. Until June 2009, he served as Director of the Iberian Peninsula and Latin American Division of Enel and Vice Chairman of the Board of Endesa Spain, when he became CEO of Endesa Spain.

Patricio Claro G.

Director of the Board, Member of the Directors’ Committee and Member of the Audit Committee

Mr. Claro is a Civil Industrial Engineer from Universidad de Chile.  Mr. Claro is a board member of Industrias Forestales S.A., Cía. de Seguros BiceVida S.A., Parque Arauco S.A. and Banco Bice.  Additionally, he serves as a board member of Cámara de Compensación Interbancaria de Pagos de Alto Valor, Combanc S.A., and has been a board member of Cristalerías de Chile, Cía. Sudamericana de Vapores, Gener, Pilmaiquén, CTC, Cía. Chilena de Fósforos and Banco Santander.  Mr. Claro has been an Enersis board member and a member of the Directors’ Committee since April 2006 and a member of Enersis’ Audit Committee since October 2007.

Rafael Miranda R.

Director of the Board

Mr. Miranda holds a B.Sc. in Industrial Engineering from Comillas University (ICAI) and a Master’s Degree in Management Science from the School of Industrial Organization.  Mr. Miranda joined Endesa Spain in 1987.  From 1987 to 1997, he was Managing Director.  Between February 1997 and June 2009, he served as CEO.  Currently, Mr. Miranda is Chairman of Endesa Foundation, Honorary Chairman of Eurelectric (European Electricity Association), Chairman of the Social Council of Burgos University and Chairman of the Spanish Council of INSEAD.

Hernán Somerville S.

Director of the Board

Mr. Somerville has a law degree from Universidad de Chile and an M.C.J. degree from New York University Law School.  Since 1989, Mr. Somerville has been the Managing Director and Partner of Fintec, an investment, advisory and management company.  From 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt.  Mr. Somerville was the former Chairman of the Confederation of Production & Commerce in Chile.  He is also the non-executive Chairman of the Chilean Association of Banks and Financial Institutions, former Chairman of the Latin American Federation of Banks and Chairman of Transbank S.A., which manages credit and debit cards in Chile.  He is also a Board Member of Corp Banca, INACAP, and has been a Director of Enersis since 1999.  Mr. Somerville is one of the three Chilean representatives at the Asia Pacific Economic Council’s Business Advisory Committee, and is Chairman of the Chilean Pacific Foundation.

Eugenio Tironi B.

Director of the Board

Mr. Tironi received a Ph.D. in sociology from L’École des Hautes Études en Sciences Sociales (Paris, France).  He is currently a researcher at CIEPLAN, a professor at Universidad Adolfo Ibañez and a member of the Board of Trustees of Universidad Alberto Hurtado.  He is also a board member of different non-profit organizations, such as Paz Ciudadana, Un techo para Chile and Fundación Orquestas Sinfónicas Juveniles e Infantiles.  Mr. Tironi has published seventeen books in Chile and abroad, and is a regular columnist of the newspaper El Mercurio.  Between 1990 and 1994, Mr. Tirnoni was a Director of the Secretariat of Communication and Culture of the Chilean Government.  Mr. Tironi was also a visiting professor at Notre Dame University (USA) in 2002, and Sorbonne-Nouvelle (France) in 2006.  In addition, since 1994, he has been the Chairman of Tironi Asociados, a strategic communications’ firm, which advises Chilean and international firms in several Latin American countries.  Mr. Tironi has been a Director of Enersis since July 2000.

A new Board of Directors was appointed at the OSM held on April 22, 2010.  The newly appointed directors are: Messrs. Leonidas Vial E. and Rafael Fernández M.  Additionally, the following directors were reelected: Messrs. Pablo Yrarrázaval V., Andrea Brentan, Rafael Miranda R., Hernán Somerville S. and Eugenio Tironi B.

Executive Officers (as of December 31, 2009)

	Position	Current Position Held Since
Ignacio Antoñanzas A.	Chief Executive Officer	2006
Ramiro Alfonsín B.	Planning and Control Officer	2007
Angel Chocarro G.	Accounting Officer	2009
Alfredo Ergas S.	Chief Financial Officer	2003
Juan Pablo Larraín M.	Communications Officer	2009
Francisco Silva B.	Human Resources Officer	2003
Domingo Valdés P.	General Counsel	1999
Antonio Zorrilla O.	Auditing Officer	2007

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006.  Mr. Antoñanzas holds a degree in Mining Engineering with a major in energy and fuels from the Universidad Politécnica de Madrid.  He started his career as a commodities trader.  He joined Endesa Spain in 1994, having worked mainly during his professional career in generation and corporate strategy areas.  He has been the CEO of Endesa Net Factory and Director of Endesa Italia.  Until assuming his current position, he served as Deputy General Manager of Strategy for Endesa Spain.  Since June 2009, he also serves as Executive Vice president at Endesa Spain in charge of Latin America.

Ramiro Alfonsín B. holds a degree in Business Administration from the Pontificia Universidad Católica de Argentina.  He joined the Endesa Spain Group in June 2000, having worked in Endesa Net Factory as Investment and Risk Capital Manager and later as Planning and Control Manager.  Subsequently, he worked in Endesa Italia as a Planning and Investment Deputy Director and in Endesa Europe as Investment and Corporate Relations Deputy Director.  In March 2007, he joined Enersis as Planning and Control Officer.  Currently, Mr. Alfonsín is a board member of several companies of the Enersis in Argentina, Brazil and Peru.  Before joining the Endesa Group, Mr. Alfonsín worked as Senior Financial Advisor at Banco Urquijo KBL Group, as Management Advisor of the Corporate Development and Institutional Relations Department at Alcatel, and also as Corporate Banking Associate at ABN Amro Bank N.V.

Ángel Chocarro G., Enersis’ Accounting Officer since November 2009, has a degree in Economics and Business Administration from Universidad del País Vasco.  Mr. Chocarro has held several positions in both the Enersis and the Endesa Spain Group.  From 2005 to 2009, he was Enersis’ Director of Consolidation, Internal Controls, and Accounting Criteria.

Alfredo Ergas S. is a commercial engineer from Universidad de Chile, and has an MBA degree from Trium Global Executive MBA, an alliance between NYU, HEC and LSE.  Mr. Ergas has been the CFO of Enersis since July 2003, after having held a similar position at Endesa Chile.  Before that, Mr. Ergas served as CFO and Chief Controlling Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002.  Prior to that, Mr. Ergas served as Deputy Chief Financial Officer of Endesa Chile and later in Enersis as Planning and Control Director.  Mr. Ergas joined the Enersis in April 1993.

Juan Pablo Larraín M. graduated from Journalism at Finis Terrae University (Chile) and holds a Master’s Degree in Professional Journalism from Complutense University (Spain).  He joined the Enersis in August 2006 as Chilectra’s Communications Officer.  On November 1, 2009, he was appointed Enersis’ Communication and Endesa Spain’s Communication Officer for Latin America and Chile.  Before joining the Enersis, he worked as Editor in Chief of Diario Financiero; Communications’ Officer at Hill & Knowlton Chile, National Editor at El Mercurio (Valparaíso) and News Service Editor at Red TV.

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

Domingo Valdés P. has been General Counsel since May 1999.  Mr. Valdés is a lawyer from Universidad de Chile with a Master of Laws Degree from the University of Chicago.  He joined the Enersis as a corporate attorney at law for Chilectra in 1993 and became General Counsel at Enersis in December 1997.  Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP.  Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm.  Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School.

Antonio Zorrilla O. was appointed Auditing Officer in August 2007.  Mr. Zorrilla holds a degree in Mining Engineering from the Universidad Politécnica de Madrid and the Rheinisch-Westfälische Technische Hochschule Aachen (RWTH) and holds a joint M.Sc. in Natural Resources’ Management from the Helsinki University of Technology (HUT), the Royal School of Mines, the Technische Universiteit Delft and the RWTH.  Prior to joining the Enersis, Mr. Zorrilla served as Auditing Team Chief at the Auditing Corporate Direction at Endesa Spain.  Prior to that, Mr. Zorrilla served as consultant at PriceWaterhouseCoopers and IBM Spain.

During 2010 Antonio Zorrilla O. left his position.  The new Auditing Officer is Ms. Alba Marina Urrea.

B.  Compensation.

Directors are paid a variable annual fee, depending on net earnings of the Company and a monthly fee paid in advance, depending on their attendance to the board meetings and their participation as Director of any of our subsidiaries.  In 2009, the total compensation paid to each of our directors, including fees for attendance at meetings of the Directors’ Committee and of the Audit Committee, was as follows:

Director	Fixed Compensation	Audit and Directors Committee	Variable Compensation	Total
	Year ended December 31, 2009 (in thousands of Ch$)
Pablo Yrarrázaval V.	55,011	8,388	100,970	164,369
Patricio Claro G.	28,280	3,825	50,485	82,589
Juan Eduardo Errázuriz O.(1)	23,698	3,061	41,633	68,392
Pedro Larrea P.(2)	16,856	-	-	16,856
Rafael Miranda R.	35,854	-	65,008	100,862
Hernán Somerville S.	28,280	12,987	50,485	91,752
Eugenio Tironi B.	28,280	-	50,485	78,764
Total.	216,257	28,262	359,065	603,584

(1)   Mr. Errázuriz ceased to be a Director of Enersis in October 2009.

(2)   Mr. Larrea ceased to be a Director of Enersis in July 2009.

We do not disclose, to our shareholders or otherwise, information on individual executive officer’s compensation.  For the year ended December 31, 2009, the aggregate gross compensation paid or accrued, including performance-based bonuses for the Executive Officers of Enersis, was Ch$ 2,400 million.  Enersis Executive Officers are eligible for variable compensation under a bonus plan for meeting company-wide objectives and for their individual contribution to the Company’s results and objectives.  The annual bonus plan provides for a range of bonus amounts according to seniority level.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts to Ch$ 380 million, of which Ch$ 36 million were accrued during 2009.

All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death.  They do not have a right to severance indemnity if the relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 130 of the Chilean Code of Labor.  All of the Company’s employees are entitled to legal severance pay if dismissed due to needs of the Company, as defined in article 161 of the Chilean Labor Code.

C.            Board Practices.

The Board of Directors as of December 31, 2009 was elected at the OSM of April 1, 2008.  After the OSM held on April 2009, two vacancies occurred in the Board of Directors; thus, a Board of Directors election took place at the OSM on April 22, 2010, and the term for this new Board of Directors will expire in April 2013.  For information as to the years in which each director began his service at the board, please see “— A. Directors and Senior Management” above.  The members of the Board of Directors do not have service contracts with Enersis or any of its related companies that provide benefits upon termination of employment.

Corporate Governance

Enersis is managed by its Executive Officers under the direction of its Board of Directors which, in accordance with its bylaws, consists of seven directors who are elected at an OSM.  Each director serves for a three-year term and the term of each of the seven directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three-year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy will trigger an election for every seat on the Board of Directors at the next OSM.

Chilean corporate law provides that a company’s board of directors is responsible for the management, administration and representation of a company in all matters concerning its corporate purpose, subject to the provisions of the company’s bylaws and the stockholders’ resolutions.  In addition to the bylaws, the Enersis Board of Directors has adopted regulations and policies that guide our corporate governance principles.

The Internal Regulations on Conduct in the Securities’ Markets, approved by the Board on January  31, 2002, defines the rules of conduct that must be followed by members of the Board of Directors, senior management and other executives and employees who, due to the nature of their job responsibilities, may have access to sensitive or confidential information, with a view to contributing to transparency and to the protection of investors.  These regulations are based on the principles of impartiality, good faith, placing the company’s interests before one’s own, and care and diligence in using information when acting in the securities’ markets.

The Charter Governing Executives, approved by our Board on May 28, 2003, and the Employee Code of Conduct, explain our principles and ethical values, establish the rules governing our contact with customers and suppliers, and establish the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  They also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May28, 2008, approved the “Manual for the Management of Information of Interest to the Market,” or Manual.  This document addresses applicable standards regarding the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.  The Manual was informed to the market on May 30, 2008 and posted on the company’s website www.enersis.cl.  In February 2010, the Manual was modified in order to comply with the provisions of Law No. 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Enersis executives and employees who have access to privileged information, and especially those who work in areas related to the securities markets.

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

Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005, but are not required to comply with Rule 303A.07.  Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act and the NYSE corporate governance rules, on June 29, 2005, the Enersis Board of Directors created an Audit Committee, composed of three directors who are also members of the Board.  According to the Company’s bylaws, all of the members of this Committee must satisfy the NYSE requirements for “independence.”  As required by Chilean Law, Enersis also has a Directors’ Committee composed of three members of the Board, which is required to be composed of a majority (two out of three members) directors independent to the controlling shareholder (non-control directors).  In case there were not sufficient non-control directors on the Board to serve on the committee, it could be composed by a majority of directors nominated with the votes of the controlling shareholders.  As of December 31, 2009, our Directors’ Committee was composed of one non-control director and two directors nominated with the votes of the controlling shareholder.

Our Directors’ Committee performs the following functions:

•             examination of Annual Report, Financial Statements and the Reports of the External Auditors and Inspectors of the Accounts;

•             formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•             examination of information related to operations by the Company with related parties and/or related to operations in which the Company boards members or relevant executive officers may have personal interest;

•             examination of the compensation framework and plans for managers and executive officers; and

•             any other function mandated to the committee by the bylaws, the Board of Directors or the Shareholder of the Company.

As of December 31, 2009, Pablo Yrarrázaval, Chairman of the Board, has also served as chairman of this committee, since July 31, 2002.  The other members were Herrnán Somerville and Patricio Claro.

The Audit Committee performs the following functions:

•             proposal for the appointment and compensation of independent auditors at OSM;

•             oversight of  the work of independent auditors;

•             pre-approval of audit and non- audit services provided by the independent auditors; and

•       establishment of procedures for receiving and dealing with complaints regarding accounting, internal control and auditing matters.

As of December 31, 2009, the members of this Committee, all of whom satisfied the requirements of independence of NYSE, were Messrs. Patricio Claro and Hernán Somerville.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not contemplate this practice (except for the Manual), the Company has adopted the codes of conduct described above, and at its Extraordinary Shareholders’ Meeting or ESM held on March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and retribution of the Directors’ Committee and the Audit Committee.

On October 20, 2009, Law 20,382, which amended the Chilean Companies Act, was established, introducing changes to the rules governing corporate governance of the companies.  In order to comply with the new requirements of this law, at the ESM of April 22, 2010, the shareholders of the company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees.  The new Directors’ Committee is composed of three members that comply with the independence requirements of the Sarbanes-Oxley Act and the NYSE corporate governance rules.  The members of this merged committee are Messrs. Hernán Somerville S., Leonidas Vial E. and Rafael Fernández M.  Such committee includes among its functions the duties previously performed by the Audit Committee.

D.            Employees.

The following table provides the total number of full time employees at the Company and its subsidiaries for the past three fiscal years:

Company	2007 (3)	2008 (3) (4)	2009
In Argentina
Endesa Costanera	273	274	281
El Chocón	50	51	51
Edesur	2,526	2,577	2,606
Other businesses (1)	213	177	151
Total personnel in Argentina	3,062	3,079	3,089

In Brazil
Cachoeira Dourada	65	63	66
Fortaleza	59	62	69
CIEN	59	66	63
Ampla	1,383	1,296	1,233
Coelce	1,234	1,190	1,201
Endesa Brasil	32	37	41
Other businesses (1)	282	409	233
Total personnel in Brazil	3,114	3,123	2,906

In Chile
Endesa Chile	525	554	595
Pehuenche	3	3	3
Pangue	—	—	—
San Isidro	—	—	—
Celta	1	1	1
Ingendesa	289	418	417
Túnel El Melón	23	24	16
GasAtacama	—	92	96
Hidroaysén	—	26	29
Consorcio Ara-Ingendesa	—	5	15
Enersis	222	232	301
Chilectra	728	717	731
Other businesses (2)	797	965	851
Total personnel in Chile	2,588	3,037	3,055

In Colombia
Emgesa	399	404	415
Codensa.	913	923	1,015
Other businesses(1)	246	287	208
Total personnel in Colombia	1,558	1,614	1,638

In Peru
Edegel	206	219	224
Edelnor	540	542	577
Other businesses(1)	218	198	134
Total personnel in Peru	964	959	935

Total personnel of Enersis and Subsidiaries	11,286	11,812	11,623

(1)        Includes CAM and Synapsis.

(2)        Includes CAM, Synapsis and IMV.

(3)      2007 and 2008 figures differs with last year’ 20F form reported figures, due to the elimination of the following companies, which do not consolidate into Endesa Chile’s financial statements: Cemsa, Central Dock Sud S.A., Sucursal Endesa Latinoamérica, S.A., Fundación Endesa Colombia and EEPSA.

(4)       Since 2008, the following companies start being consolidated into Endesa Chile’s financial statements: GasAtacama, HidroAysén and Consorcio Ara-Ingendesa.  As of the same date, Sistema SEC, was consolidated into Enersis’ financial statement.

The following table provides the total number of temporary employees at the Company and its subsidiaries for the past three fiscal years:

Company	2007 (3)	2008 (3) (4)	2009
In Argentina
Endesa Costanera	-	-	-
El Chocón	-	-	-
Edesur	8	13	22
Other businesses (1)	2	1	1
Total personnel in Argentina	10	14	23

In Brazil
Cachoeira Dourada	-	-	-
Fortaleza	1	1	1
CIEN	1	1	1
Ampla	2	2	2
Coelce	69	88	97
Endesa Brasil	-	-	-
Other businesses (1)	86	78	17
Total personnel in Brazil	159	170	118

In Chile
Endesa Chile	9	5	3
Pehuenche	-	-	-
Pangue	-	-	-
San Isidro	-	-	-
Celta	-	-	-
Ingendesa	269	301	170
Túnel El Melón	2	1	-
Gasatacama	-	-	-
Hidroaysén	-	-	-
Consorcio Ara-Ingendesa	-	-	-
Enersis	-	-	-
Chilectra	-	-	-
Other businesses (2)	-	9	5
Total personnel in Chile	280	316	178

In Colombia
Emgesa
Codensa	18	9	2
Other businesses(1)	75	143	276
Total personnel in Colombia	93	152	278

In Peru
Edegel	20	23	15
Edelnor	4	29	18
Other businesses(1)	116	218	217
Total personnel in Peru	140	270	250

Total personnel of Enersis and Subsidiaries	682	922	847

(1)        Includes CAM and Synapsis.

(2)        Includes CAM, Synapsis and IMV.

(3)       2007 and 2008 figures differs with last year’ 20F form reported figures, due to the elimination of the following companies, which do not consolidate into Endesa Chile’s financial statements: Cemsa, Central Dock Sud S.A., Sucursal Endesa Latinoamérica, S.A., Fundación Endesa Colombia and EEPSA, and also as CAM Peru and Colombia employees were not included before

(4)       Since 2008, the following companies start being consolidated into Endesa Chile’s financial statements: GasAtacama, HidroAysén and Consorcio Ara-Ingendesa.  As of the same date, Sistema SEC, was consolidated into Enersis’ financial statement.

Chile

During 2007, we entered into two collective agreements with our employees, which expire in 2011.  In Endesa Chile, there are six worker unions, one of which was created in 2008.  In 2008, this new union signed a collective bargaining agreement that expires in June 2011.  On that same year, Endesa Chile signed three other collective agreements, two of which will expire in December 2011 and one in June 2012.  Finally, during 2009, it entered into two collective bargaining agreements with its employees, which expire in 2011.  Five collective bargaining agreements with Chilectra employees took effect in December 2008 and expire in December 2012.  At CAM, a new executives’ union signed a collective bargaining agreement that expires in June 2011.  Three new collective agreements were renewed, one until December 2010 and the two remaining until December 2011.  Synapsis entered into a new collective bargaining agreement with its employees, expiring in August 2012.  At Ingendesa, there are three worker unions, with a collective bargaining agreement expiring in December 2011.

Argentina

Five collective bargaining agreements are still valid, and during 2009 no new agreements were signed because the aforementioned agreements are currently valid until a new agreement is signed, despite having expired.

Brazil

Four collective bargaining agreements are in force.  During 2009, one new agreement was signed at Cachoeira Dourada, three new agreements at Ampla, two new agreements at Cien and two new agreements at Fortaleza; all of them for a two-year term, except for Ampla’s agreement.  In 2008, three new agreements were signed at Cachoeira Dourada, CAM and Coelce.  Brazilian law stipulates that collective bargaining agreements cannot last for more than two years.

Colombia

In 2009, no new collective bargaining agreements were signed.  Typically, collective bargaining agreements have two-year terms.  However, there are no legal restrictions on the maximum duration of such agreements.

Peru

Two collective bargaining agreements are still in force.  During 2009, Edelnor signed four new collective bargaining agreements, which will expire in 2013.  On the other hand, Edegel signed one new agreement, with maturity in 2014.

E.            Share Ownership.

To the best of the Company’s knowledge, none of Enersis’ directors or officers owns more than 0.1% of the shares of the Company.  None of Enersis’ directors and officers has any stock options.  It is not possible to confirm whether any of our directors or officers has a beneficial, rather than direct, interest in the shares of Enersis. To the best of our knowledge, any share ownership by all of the directors and officers of Enersis, in the aggregate, amount to significantly less than 10% of our outstanding shares.

Item 7.   Major Shareholders and Related Party Transactions

A.            Major Shareholders.

Enersis’ only outstanding voting securities are shares of common stock.  As of March 31, 2010, our 32,651,166,465 shares of common stock outstanding were held by 7,933 stockholders of record.

Endesa Spain beneficially owns 60.6% of the shares of Enersis.  Chilean private pension funds, Administradora de Fondos de Pensiones, or AFPs, own 15.3% in the aggregate.  Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively own 6.9 % of our equity.  ADR holders own 13.5% of the equity.  The remaining 3.7% is held by 7,785 minority shareholders.

The bylaws call for seven members of the Board of Directors.  As of December 31, 2009, there is a vacancy on our Board of Directors, and the Board has been meeting with six members.  Five out of those six members were elected by the vote of Endesa Spain.  Endesa Spain has exerted majority control over Enersis since April 1999.

The following table sets forth certain information concerning ownership of the common stock as of March 31, 2010, with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Endesa Spain(1)	19,794,583,473	60.62%

(1)         Endesa Spain’s 60.62% interest is held through Endesa Latinoamérica.

On March 26, 2007, Spanish company Acciona and Italian company Enel, executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through its Spanish subsidiary Endesa Latinoamérica holds 60.6% of the share capital of Enersis.

On February 20, 2009, Acciona and Enel reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L., wholly owned by Enel, its 25.0% shareholding in Endesa Spain, subject to certain conditions, which were subsequently met.  In accordance with the agreement, Enel paid Acciona € 9,627 million.  The amount was determined by subtracting the dividends distributed by Endesa Spain and received by Acciona after February 20, 2009 (€ 1,561 million) from the cash consideration of the agreement established on that same date (€ 11,107 million) and adding interest accrued as from the agreement date (€ 81 million).  On June 25, 2009, the shares were transferred, making Enel the ultimate controlling shareholder of Enersis by virtue of its 92.1% shareholding in Endesa Spain.  This transaction was reported to the Spanish National Securities Market Commission (CNMV in its Spanish acronym) as material information on the same date.  In addition, during 2009, Endesa Spain transferred to Acciona certain wind and hydroelectric energy generation assets in Spain and Portugal priced at € 2,814 million.

B.            Related Party Transactions.

Article 146 of the Corporation Law defines related-party transactions as all operations involving the company and any entity belonging to the corporate group, its parent companies, controlling companies, subsidiaries or related companies, board members, managers, administrators, senior officers or company liquidators, including their spouses, some of their relatives and all entities controlled by them, in addition to individuals who may appoint at least one member of the company’s administration or who control 10% or more of voting capital.  As required by law, “related-party transactions” must be carried out in line with corporate interests, as well as prices, terms and conditions prevailing on the market upon being approved, and meet all legal requirements, including board acknowledgement and approval of the transaction, in addition to approval by the ESM in some cases, with requisite majority approval and pursuant to regulatory procedures.

The aforementioned law also provides for some exceptions, stating that in certain cases Board approval would suffice for “related-party transactions” to be carried, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board.  At its meeting held on December 17, 2009, Enersis’ Board of Directors approved a related‑party policy (política de habitualidad) effective as of January 1, 2010.  This policy is available on the company’s website.

Should an operation not be carried in compliance with the aforementioned rules, the company or shareholders may demand compensation from the individual associated with the infringement, as provided under law, in addition to a reparation for damages.  It is our policy that all cash inflows and outflows of our Chilean subsidiaries are managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit.  These operations are carried out through either short-term loans or through structured inter-company loans.  Under Chilean laws and regulations, such transactions must be carried out on an arm’s-length basis.  Our centralized cash management is more efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee.  As of December 2009, then operations were priced at TIP (Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these inter-company transactions are permitted but they have adverse tax consequences.  Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Enersis has also made structured loans to its Chilean subsidiaries, at the same cost of funds for Enersis, primarily to finance foreign investments.  As of December 31, 2009, the outstanding net balance for such loans was $ 335 million, and the largest amount outstanding during 2009 and 2008 was $ 504 million and $ 674 million, respectively.  Additionally, there were no outstanding loans granted by Enersis to its foreign subsidiaries as of December 31, 2009.

The currency denomination of the structured loans granted by Enersis to its Chilean subsidiaries as of December 31, 2009 is the US dollar.  The interest rate on these intercompany loans to Enersis’ Chilean subsidiaries ranges from LIBOR plus 0.5% to LIBOR plus 5.57%, with a nominal weighted average interest rate of LIBOR plus 3.0%.

Endesa Chile has also made structured loans to its subsidiaries in Chile, primarily to finance projects and refinance existing indebtedness. As of December 31, 2009, the outstanding net balance for such loans was $ 257 million. The largest amount outstanding during 2009 and 2008 was $ 313 million and $ 521 million respectively.  Endesa Chile has only one outstanding loan granted to a foreign subsidiary, Endesa Costanera.  The outstanding net balance of this loan was $ 7.1 million as of December 31, 2009.  The largest net amount outstanding during 2009 and 2008 for such loan was $ 7.1 million.

The interest rates on these intercompany loans to Endesa-Chile’s Chilean subsidiaries range from LIBOR plus 0.75% to LIBOR plus 6.06%, with a weighted average interest rate of approximately LIBOR plus 4.2%.  The interest rate on the intercompany loan to Endesa-Chile’s foreign subsidiaries was LIBOR plus 5.5% as of December 2009.

As of the date of this report, the above-mentioned transactions have not suffered material changes.  For more information regarding transactions with affiliates, refer to Note 7 of our Consolidated Financial Statements.

C.            Interests of Experts and Counsel.

Not applicable.

Item 8.       Financial Information

Consolidated Statements and Other Financial Information.

See “Item 18.  Financial Statements” for our Consolidated Financial Statements.

Legal Proceedings

We and our subsidiaries are parties to legal proceedings arising in the ordinary course of business.  Management considers that it is unlikely that any loss associated with pending lawsuits will significantly affect the normal development of our business.

For detailed information as of December 31, 2009 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 22.2 of our Consolidated Financial Statements.  In 2009, the Company adopted IFRS, and in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of $ 20 million of impact to Enersis, and, in some cases, qualitative criteria according to the impact materiality in the conduct of our business.

The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization.  As agreed at a meeting held on February 26, 2010, the Board of Directors declared at the OSM held on April 22, 2010, the payment of a definitive dividend of Ch$ 7.1 per share for fiscal year 2009, equivalent to a payout ratio of 35.11% (based on annual net income).  The provisional dividend of Ch $2.45677 per share paid on December 2009 was deducted from the definitive dividend paid on May 6, 2010, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2010 according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2010 and will propose a definitive dividend payout equal to 60% of the annual net income for fiscal year 2010.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.

The fulfillment of the aforementioned dividend policy will depend on actual 2010 net income. The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividend under the circumstances at the time of the payment.  Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than the customary legal restriction of limiting the amount of dividends to net income and retained earnings and in the event of specific circumstances given the conditions of certain credit agreements, except for the following: Pangue may not pay dividends unless it complies with certain financial covenants relating to leverage and debt service coverage ratios; Costanera is prohibited from paying dividends while certain debt is outstanding; and dividend payments by El Chocón are limited by a credit agreement executed in 2006.  In general terms companies may not pay dividends in case of default on credit agreements. (See. “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Enersis debt instruments).

Stockholders set dividend policies at each subsidiary and affiliate.  There are currently no material currency controls which prohibit Enersis from repatriating the dividend payments from its non-Chilean principal subsidiaries and affiliates.

The Company pays dividends to shareholders with a record date of five business days before the payment date.  Holders of ADSs on the applicable record dates will be entitled to participate in all future dividends.

Dividends

The table below sets forth, for each of the years indicated, the per share amounts of dividends distributed by the Company and the amount of dividends distributed per 50 common shares (one ADS represents 50 common shares) in dollars.  See “Item 10. Additional Information — D. Exchange Controls.”

Year	Nominal Ch$(1)	$ per ADS (2)

2005	0.42	0.03
2006	2.11	0.17
2007	5.42	0.43
2008	4.95	0.39
2009	7.02	0.69

(1)   Amounts shown are in historical pesos and reflect all the dividends paid in a given year, and not the dividends accrued on that year.  These dividends may have been accrued the prior year, or the same year in which they were paid.  These amounts do no reflect reduction for any applicable Chilean withholding tax.

(2)   The dollar per ADS amount has been calculated by applying the Observed Exchange Rate as of December 31 of each year, to the peso amount.  One ADS represents 50 common shares.

For a discussion of Chilean Withholding Taxes and access to the formal currency market in Chile in connection with the payment of dividends and sales of ADSs and the underlying Common Stock, see “Item 10.  Additional Information — E. Taxation” and “Item 10.  Additional Information — D. Exchange Controls.”

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

Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since October 19, 1993 in the form of ADSs under the ticker symbol “ENI.”  Each ADS represents 50 shares of common stock, with the ADSs in turn evidenced by American Depositary Receipts (ADRs).  The ADRs are outstanding under a Deposit Agreement dated as of October 18, 1993, among us, Citibank, N.A., as Depositary, and the holders from time to time of ADRs issued there under.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of December 31, 2009, there were 81,302,753 ADSs (equivalent to 4,065,137,650 common shares) outstanding of Enersis, representing 12.45% of the total number of outstanding shares.  It is not practicable for us to determine the proportion of ADSs beneficially owned by U.S. persons.

During 2009, volume traded on the Santiago Stock Exchange amounted to 5,811,026,229 shares.

The table below shows, for the periods indicated high and low closing prices in pesos for the Shares on the Santiago Stock Exchange and high and low closing prices of the ADSs in dollars as reported by the New York Stock Exchange.

	Chilean Pesos Per share(1)		U.S.$ per ADS(2)
	High	Low	High	Low
2010
May	211.25	195.00	20 1/9	17 7/9
April	217.50	206.50	21	19 1/3
March	227.90	207.99	21 4/5	19 1/3
February	245.00	221.51	23 1/4	20 2/3
January	243.00	225.00	23 7/8	22 1/4

2009	231.50	162.50	23	12 3/4
December	231.50	187.65	23	18 2/3
4th quarter	231.50	181.00	23	17 1/5
3rd quarter	208.50	189.50	19 3/5	17
2nd quarter	199.00	169.00	18 1/2	14 1/3
1st quarter	188.71	162.50	16 1/6	12 3/4

2008	194.80	110.00	20 1/4	10 1/8
4th quarter	194.80	129.00	17	10 1/8
3rd quarter	190.00	149.90	18 1/2	14 6/7
2nd quarter	189.00	156.50	20 1/4	15 5/9
1st quarter	161.89	110.00	17 7/8	11 5/6

2007	215.00	157.00	20 1/2	14 1/3

2006	173.00	108.50	16 2/5	10 1/7

2005	130.00	87.00	12 1/3	7 1/3

(1)         As reported by the Santiago Stock Exchange.  Pesos per share reflect the nominal price as of the trade date.

(2)         As reported by the NYSE.  One ADS = 50 shares of common stock.

B.            Plan of Distribution.

Not applicable.

C.            Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this report.  As of December 31, 2009, 232 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2009, the Santiago Stock Exchange accounted for 89.0% of Enersis’ total equity traded in Chile. In addition, approximately 10.7% of Enersis’ equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.3% was traded on the Valparaíso Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange. In 1990, the Santiago Stock Exchange initiated a futures market with two instruments, dollar futures and Selective Shares Price Index, or IPSA, futures. Securities are traded primarily through an open-voice auction system, a firm offer system and the daily auction. Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:30 p.m., from April through October, and from 9:30 a.m. to 5:30 p.m. from November through March, Santiago time, which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. For days on which auctions are scheduled, there are three time spots available for such auctions: 9:15 a.m., 12:30 p.m. and 4:30 p.m.

There are two share price indices on the Santiago Stock Exchange, the General Index, or IGPA, and the Selective Index, or IPSA.  The IPSA is calculated using the prices of the 40 most actively traded shares.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year and with total annual transactions exceeding UF 10,000.  The shares included in the IPSA are weighted according to the value of the shares traded.  As of December 31, 2009, Enersis and Endesa Chile were included in the IPSA.  Enersis has been included in the IPSA since the last quarter of 1988, while Endesa Chile has been included since its privatization in the 1980’s.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 17, 2001.  One trading unit is the equivalent of 50 common shares (the same unit conversion of 50:1 as an ADS) and the trading ticker symbol is “XENI.”  Santander Investment S.A. acts as the liaison entity, and the Banco Santander-Chile as the depositary in Chile.  Trading of our shares in the Latibex amounted to approximately 0.6 million units in 2009, which in turn was equivalent to € 6.9 million.  The stock closed at € 16.13 on the last day of trading in Latibex in 2009.  For further information see “ — A. Offer and Listing Details — Market Price and Volume Information” above.

D.            Selling Shareholders.

Not applicable.

E.            Dilution.

Not applicable.

F.            Expense of the Issue.

Not applicable.

Item 10.     Additional Information

A.            Share Capital.

Not applicable.

B.            Memorandum and Articles of Association.

Description of Share Capital

Set forth below is certain information concerning our share capital and a brief summary of certain significant provisions of our bylaws and Chilean law.

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws (estatutos), which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States; and by the Law 18046 (the Chilean Companies Act).  In addition, D.L. 3500, or Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the Company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before the courts of Chile.  Members of the Board of Directors, managers, officers and principal executives of the Company, or shareholders that individually own shares with book value or stock value higher that UF 5,000 (or approximately $ 200,000), do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance, or SVS, under the Law 18045 (the Securities Market Law) and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act, as amended, and the Securities Market Law, as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchase, directors’ committee, independent directors, stock options and derivative actions.

Register

Enersis is a publicly held stock corporation (sociedad anónima abierta) incorporated under the laws of Chile.  Enersis was constituted by public deed issued on June 19, 1981 by the Santiago Notary Public of Santiago Mr. Patricio Zaldívar Mackenna.  Its existence was approved by SVS Resolution 409-S of July 17, 1981 and it was registered on July 21, 1981 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13099 No. 7269.  Enersis is registered with the SVS and its entry number is 0175. Enersis is also registered with the United States Securities and Exchange Commission.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and Norma de Carácter General N° 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges.  Since ADSs are deemed to represent the shares of common stock underlying the ADRs, transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

•	any direct or indirect acquisition or sale of shares made by a holder that owns directly or indirectly 10% or more of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of shares, made by a holder that owns directly or indirectly 10% or more of a publicly held stock corporation’s subscribed capital;

•

any direct or indirect acquisition or sale of shares made by a holder that, due to an acquisition of shares of such publicly held stock company, results in the holder acquiring directly or indirectly 10% or more of a publicly held stock company’s subscribed capital; and

•	any direct or indirect acquisition or sale of shares in any amount, made by a director, receiver, principal executive, general manager or manager of a publicly held stock company.

In addition, majority shareholders of a publicly held stock corporation must inform the SVS and the Chilean stock exchanges if such transactions are entered into with the intention of acquiring control of the Company or if they are making a financial investment.

Under Article 54 of the Securities Market Law and Norma de Carácter General 104 enacted by the SVS, any person who directly or indirectly intends to take control of a publicly held stock corporation must disclose this intent to the market at least ten business days in advance of the proposed change of control and, in any event, as soon as the negotiations for the change of control have been formalized or reserved information of the publicly held stock corporation has been provided.

Corporate Objectives and Purposes

Article 4 of our bylaws states that our corporate objectives and purposes are, among other things, to conduct the exploration, development, operation, generation, distribution, transmission, transformation, or sale of energy in any form, directly or through other companies, as well as to provide engineering-consultancy services related to these objectives, in Chile and abroad and to participate in the telecommunications business.

Board of Directors

Our Board of Directors is comprised of seven members who are appointed by shareholders at the Ordinary Shareholders’ Meeting of the Company and are elected for a period of three years at the end of which they will be re-elected or replaced.

The seven directors elected at the OSM are the seven individual nominees who receive the majority of the votes.  Each shareholder may vote his shares in favor of one nominee or may apportion his shares among any number of nominees.  The effect of these voting provisions is to ensure that a shareholder owning more than 12.5% of our shares is able to elect a member of the Board.

The compensation of the directors is set annually at the Ordinary Shareholders’ Meeting.  See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

Agreements entered into by Enersis with related parties can only be executed when such agreements serve the interest of the Company, their price, terms and conditions are consistent with usually prevailing market conditions at the time of their approval and comply with all the requirements and procedures indicated in article 147 of the Chilean Companies Act.

Certain Powers of the Board of Directors

Our bylaws provide that every arrangement or contract that the Company enters into with its controlling shareholder, its directors or Executives, or with their related parties, must be previously approved by two thirds of the Board of Directors and be included in the Board Meetings and must comply with the provisions of the Chilean Companies Act.

Our bylaws do not contain provisions relating to:

•              the directors’ power, in the absence of an independent quorum, to vote on compensation for themselves or any members of their body;

•              borrowing powers exercisable by the directors and how such borrowing powers can be varied;

•              retirement or non-retirement of directors under an age limit requirement; or

•              number of shares, if any, required for directors’ qualification.

Certain Provisions Regarding Shareholder Rights

As of the date of the filing of this report, Enersis’ capital is comprised of only one class of shares, all of which are ordinary shares and have the same rights.

Our bylaws do not contain any provisions relating to:

•                  redemption provisions;

•                  sinking funds; or

•                  liability for capital calls by the Company.

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that complies with the requirements explained below under “— Shareholders’ Meetings and Voting Rights.”

Capitalization

Under Chilean law, only the shareholders of a company, acting at an ESM, have the power to authorize a capital increase.  When an investor subscribes for shares, these are officially issued and registered under his name, and the subscriber is treated as a shareholder for all purposes except receipt of dividends and for return of capital in the event that the shares have been subscribed but not paid for.  The subscriber becomes eligible to receive dividends only for the shares that he has actually paid for, or, if he has paid for only a portion of such shares, the pro rata portion of the dividends declared with respect to such shares unless the company’s bylaws provide otherwise.  If a subscriber does not fully pay for shares for which he has subscribed on or prior to the date agreed upon for payment, the company is entitled to auction the shares on the stock exchange where such shares are traded and has a cause of action against the subscriber for the difference between the subscription price and the price actually received at auction, if any.  However, until such shares are sold at auction, the subscriber continues to possess all the rights of a shareholder, except the right to receive dividends and return of capital.  Authorized and issued shares for which full payment has not been made within the period fixed by shareholders at the ESM at which their subscription was authorized (which in no case may exceed three years from the date of such meeting), the Board must proceed to collect payment, unless the shareholders’ meeting had authorized by two thirds of the voting shares to reduce the company’s capital to the amount effectively collected.

As of May 31, 2010, the subscribed and fully paid capital of the Company totaled Ch$ 2,825 billion and consisted of 32,651,166,465 shares.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Act requires Chilean companies to grant shareholders preemptive rights to purchase a sufficient number of shares to maintain their existing ownership percentage of such company whenever such company issues new shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a 30-day period following the day the capital increase is made public.  During such 30-day period, and for an additional 30-day period immediately following the initial 30-day period, publicly held stock corporations are not permitted to offer any unsubscribed shares to third parties on terms which are more favorable than those offered to their shareholders.  At the end of the additional 30-day period, a Chilean publicly held stock corporation is authorized to sell non-subscribed shares to third parties on any terms, provided they are sold on one of the Chilean stock exchanges.

Shareholders’ Meetings and Voting Rights

An OSM must be held within the first four months following the end of our fiscal year.  The last OSM was held on April 22, 2010.  An ESM may be called by the Board of Directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued shares with voting rights or by the SVS.  To convene an OSM, or an ESM, notice must be given three times in a newspaper located in our corporate domicile.  The newspaper designated by our shareholders is El Mercurio de Santiago.  The first notice must be published not less than 15 days and no more than 20 days in advance of the scheduled meeting.  Notice must also be mailed to each shareholder, to the SVS and to the Chilean stock exchanges.

Under Chilean law, a quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least a majority of the issued shares with voting rights of a company.  If a quorum is not present at the first meeting, a reconvened meeting can take place at which the shareholders present are deemed to constitute a quorum regardless of the percentage of the shares represented.  The second meeting must take place within 45 days following the scheduled date for the first meeting.  Shareholders’ meetings adopt resolutions by the affirmative vote of a majority of those shares present or represented at the meeting.  An ESM must be called to take the following actions:

•	a transformation of the company into a form other than a publicly held stock corporation under the Chilean Companies Act, a merger or split-up of the company;

•	an amendment to the term of duration or early dissolution of the company;

•	a change in the corporation’s domicile;

•	a decrease of corporate capital;

•	an approval of capital contributions in kind and non-monetary assessments;

•	a modification of the authority reserved to shareholders or limitations on the board of directors;

•	a reduction in the number of members of the board of directors;

•

a disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage; the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company loosing its condition of controller;

•	the form of distributing corporate benefits;

•

issue of guarantees for third-party liabilities which exceed 50% of the assets, except when the third party is a subsidiary of the company, in which case approval of the board of directors is sufficient;

•	the purchase of the corporation’s own shares;

•	others established by the bylaws or the laws;

•	certain remedies for the nullification of the corporate bylaws;

•

inclusion in the bylaws of the right to purchase shares to minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders;

•	approval or ratification of acts or contracts with related parties.

Regardless of the quorum present, the vote required for any of the actions above is at least two-thirds of the outstanding shares with voting rights.

Bylaw amendments for the creation of a new class of shares, or an amendment to or an elimination of those classes of shares that already exist, must be approved by at least two-thirds of the outstanding shares of the affected series.

Chilean law does not require a publicly held stock corporation to provide its shareholders the same level and type of information required by the securities laws regarding the solicitation of proxies.  However, shareholders are entitled to examine the books of a publicly held stock corporation within the 15-day period before its scheduled OSM.  Under Chilean law, a notice of a shareholders meeting listing matters to be addressed at the meeting must be mailed at least 15 days prior to the date of such meeting, and, with indication of the way by which complete copies of the documents that support the options submitted for voting can be obtained, which must also be made available to shareholders on the Company’s website. In the case of an OSM, the annual report of the Company’s activities which includes audited financial statements, must also be made available to shareholders and published on the Company’s website at: www.enersis.cl.

The Chilean Companies Act provides that, upon the request by the Directors’ Committee or by shareholders representing 10% or more of the issued shares with voting rights, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Companies Act provides that whenever the board of directors of a publicly held stock corporation convenes an OSM and solicits proxies for the meeting, or circulates information supporting its decisions or other similar material, it is obligated to include the pertinent comments and proposals that may have been made by the Directors’ Committee or by shareholders owning 10% or more of the shares with voting rights who request that such comments and proposals be so included.

Only shareholders registered as such with Enersis at least five business days prior to the date of a meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual, who does not need to be a shareholder, as his proxy to attend the meeting and vote on his behalf.  Proxies for such representation shall be given in writing for all the shares held by the owner.  Every shareholder entitled to attend and vote at a shareholders’ meeting shall have one vote for every share subscribed.

There are no limitations imposed by Chilean law or the company’s bylaws on the right of nonresidents or foreigners to hold or vote shares of common stock.  However, the registered holder of the shares of common stock represented by ADSs, and evidenced by outstanding ADRs, is the custodian of the Depositary, currently Citibank N.A. (Chile), or any successor thereto.  Accordingly, holders of ADRs are not entitled to receive notice of meetings of shareholders directly or to vote the underlying shares of common stock represented by ADSs and evidenced by the ADRs directly.  The Deposit Agreement contains provisions pursuant to which the Depositary has agreed to solicit instructions from registered holders of ADRs as to the exercise of the voting rights pertaining to the shares of common stock represented by the ADSs and evidenced by such ADRs.  Subject to compliance with the requirements of the Deposit Agreement and receipt of such instructions, the Depositary has agreed to endeavor, insofar as practicable and permitted under Chilean law and the provisions of the bylaws, to vote or cause to be voted (or grant a discretionary proxy to the Chairman of the Board of Directors of the company or to a person designated by the Chairman of the Board of Directors of the company to vote) the shares of common stock represented by the ADSs evidenced by such ADRs in accordance with any such instruction.  The Depositary shall not itself exercise any voting discretion over any shares of common stock underlying ADSs.  If no voting instructions are received by the Depositary from a holder of ADRs with respect to the shares of common stock represented by the ADSs, and evidenced by such ADRs, on or before the date established by the Depositary for such purpose, the shares of common stock represented by the ADSs, subject to limitations set forth in the Deposit Agreement, may be voted in the manner directed by the Chairman of the Board of the company.

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of its consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to the company when preparing financial statements to be submitted to the SVS), unless and except to the extent the company has carried forward losses.  The law provides that the Board of Directors must propose the dividend policy to the shareholders at the OSM.

Any dividend in excess of 30% of net income may be paid, at the election of the shareholder, in cash, in Enersis’ shares or in shares of publicly held corporations held by Enersis.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Act (as to minimum dividends, 30 days after declaration; as to additional dividends, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of UF, from the date set for payment to the date such dividends are actually paid.  Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period.  The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable; payments not collected in such period are transferred for the benefit of the fire department, formed by volunteers.

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

Change of Control

The Capital Markets Law establishes a comprehensive regulation related to tender offers.  The law defines a tender offer as the offer to purchase shares of companies which publicly offer their shares or securities convertibles into shares and which offer is made to shareholders to purchase their shares under conditions which allow the bidder to reach a certain percentage of ownership of the company within a fixed period of time.  These provisions apply to both voluntary and hostile tender offers.

Acquisition of Shares

There are no provisions in our bylaws that discriminate against any existing or prospective holder of shares as a result of such shareholder owning a substantial number of shares.  However, no person may directly or indirectly own more than 65% of the outstanding shares of our stock.  The foregoing restriction does not apply to the depositary as record owner of shares represented by ADRs, but it does apply to each beneficial ADS holder.  Additionally, our bylaws prohibit any shareholder from exercising voting power with respect to more than 65% of the common stock owned by such shareholder or on behalf of others representing more than 65% of the outstanding issued shares with voting rights.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Act provides that upon the adoption of any of the resolutions enumerated below at a meeting of shareholders, dissenting shareholders acquire the right to withdraw from the company and to compel the company to repurchase their shares, subject to the fulfillment of certain terms and conditions.  In order to exercise such rights, holders of ADRs must first withdraw the shares represented by their ADRs pursuant to the terms of the deposit agreement.

“Dissenting” shareholders are defined as those who at a shareholders’ meeting vote against a resolution that results in the withdrawal right, or who if absent from such meeting, state in writing their opposition to the respective resolution, within the 30 days following the shareholders’ meeting.  The price paid to a dissenting shareholder of a publicly held stock corporation whose shares are quoted and actively traded on one of the Chilean stock exchanges, is the greater of (i) the weighted average of the sales prices for the shares as reported on the Chilean stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right, and (ii) the market price resulting from the average price of transactions on such day.  If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not actively traded on a stock exchange, the price paid to the dissenting shareholder shall be the book value.  Book value for this purpose shall equal paid capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid.  For the purpose of making this calculation, the last consolidated statements of financial position is used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw include, among others, the following:

•	the transformation of the company into an entity which is not a publicly held stock corporation governed by Chilean Companies Act;

•	the merger of the company with another company;

•

disposition of 50% or more of the assets of the corporation, whether it includes disposition of liabilities or not, as well as the approval or the amendment of the business plan which contemplates the disposition of assets in an amount greater that such percentage; the disposition of 50% or more of the assets of a subsidiary, as long as such subsidiary represents at least 20% of the assets of the corporation, as well as any disposition of its shares that results in the parent company loosing its condition of controller;

•	issue of guarantees for third parties’ liabilities which exceed 50% of the assets (if the third party is a subsidiary of the company, the approval of the board of directors is sufficient);

•

the creation of preferential rights for a class of shares or an amendment to the existing ones.  In this case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

•	certain remedies for the nullification of the corporate bylaws; and

•	such other causes as may be established by the law or by the company’s bylaws.

Investments by AFPs

The Pension Funds’ System Law permits AFPs to invest their funds in companies that are subject to Title XII and, subject to greater restrictions, in other companies.  The determination of which stocks may be purchased by AFPs is made by the Risk Classification Committee.  The Risk Classification Committee establishes investment guidelines and is empowered to approve or disapprove those companies that are eligible for AFP investments.  Except for the period from March 2003 to March 2004, Enersis has been a Title XII Company since 1985 and is approved by the Risk Classification Committee.

Title XII companies are required to have bylaws that limit the ownership of any shareholder to a specified maximum percentage, and that require that certain actions be taken only at a meeting of the shareholders and give the shareholders the right to approve certain investment and financing policies.

Registrations and Transfers

Shares issued by Enersis are registered with an administrative agent named Depósito Central de Valores S.A., Depósito de Valores.  This entity is responsible for Enersis’ shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

C.            Material contracts.

None.

D.            Exchange Controls.

The Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile.  Currently applicable foreign exchange regulations are set forth in the Compendium of Foreign Exchange Regulations (the Compendium) approved by the Chilean Central Bank in 2002.  Appropriate registration of a foreign investment in Chile permits the investor access to the Formal Exchange Market.  Foreign investments can be registered with the Foreign Investment Committee under D.L. 600 of 1974 or can be registered with the Central Bank under the Central Bank Act, Law 18840 of October 1989.

a)            Foreign Investments Contracts and Chapter XXVI

Regarding our initial public offering of ADSs in 1993, we entered into a foreign investment contract (the Foreign Investment Contract) with the Chilean Central Bank and the Depositary, pursuant to Article 47 of the Central Bank Act and Chapter XXVI of the former Compendium of Foreign Exchange Regulations (Chapter XXVI), which governed the issuance of ADSs by a Chilean company. Pursuant to the Foreign Investment Contract, the foreign exchange for payments and distributions with respect to the ADSs may be purchased in either the Formal Exchange Market or the Informal Exchange Market, but such payments must be necessarily remitted through the Formal Exchange Market.

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADRs by non-residents of Chile, are now governed by Chapter XIV of the Compendium.  This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile.  As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured.  However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank but instead will be subject to the normal foreign investment rules.

The following is a summary of certain provisions which were contained in Chapter XXVI and the Foreign Investment Contract, and which therefore remain relevant.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agreed to grant to the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws common stock upon delivery of ADRs (such shares of common stock being referred to herein as Withdrawn Shares) access to the Formal Exchange Market to convert pesos into dollars (and to remit such dollars outside of Chile), including amounts received as:

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

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Such access requires approval of the Central Bank based on a request presented through a banking institution established in Chile.  The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

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

The Compendium and International Bond Issuances

Chilean issuers may offer bonds issued by the Central Bank internationally under Chapter XIV, as amended, of the Compendium.

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

As used in this report, the term “foreign holder” means either:

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

In general, the effective dividend Chilean withholding tax rate, after giving effect to the credit for the Chilean corporate income tax paid by the company, can be computed using the following formula:

Effective Dividend	=	(Withholding tax rate) - (Chilean corporate income tax rate)
Withholding Tax Rate		1 - (Chilean corporate income tax rate)

Dividends are generally assumed to have been paid out of the Company’s oldest retained profits for purposes of determining the level of Chilean corporate income tax that was paid by the Company.  For information as to the retained earnings of the Company for tax purposes and the tax credit available on the distribution of such retained earnings, see Note 17 to our Consolidated Financial Statements.

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

4)            Circumstances when it is possible to use in Chile credit against income taxes paid abroad or “tax credit”:  This occurs when dividends distributed by the Chilean company have as their source income generated by companies resident in third countries.  If that income was subject to withholding tax or corporate income tax in those third countries, such income will have a credit or “tax credit” against corresponding Chilean taxes, which can be proportionally transferred to the shareholders of the Chilean company.

Taxation on Sale or Exchange of ADSs

Gains obtained by a foreign holder from the sale or exchange of ADSs outside Chile will not be subject to Chilean taxation.

Taxation on sale or exchange of Shares where shares or ADSs were acquired on or before April 19, 2001

Gain recognized on a sale or exchange of shares (as distinguished from sales or exchanges of ADSs representing such common shares) will be subject to both a 17% Chilean income tax and the 35% Chilean withholding tax (the former being creditable against the latter) if (i) the foreign holder acquired and disposed of the shares in the ordinary course of its business or as a regular trader of shares, or (ii) the foreign holder and the purchaser of the shares are related parties within the meaning of Chilean tax law.  In all other cases, gain on the disposition of shares will be subject to a 17% Chilean income tax but will not be subject to the 35% Chilean withholding tax. The date of acquisition of the ADSs is considered to be the date of acquisition of the shares for which the ADSs are exchanged.

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

Material U.S. Income Tax Considerations

This discussion is based on the Internal Revenue Code of 1986, as amended (the Code), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These authorities are subject to change, possibly with retroactive effect.  This discussion assumes that the Depositary’s activities are clearly and appropriaterly defined so as to ensure that the tax treatment of ADSs will be identical to the tax treatment of the underlying shares.

As of this date, there is currently no applicable income tax treaty in effect between the United States and Chile. However, the United States and Chile have recently signed an income tax treaty that will enter into force once the treaty is ratified by both countries.  There can be no assurance that the treaty will be ratified by either country.  The following summary assumes that there is no applicable income tax treaty in effect between the United States and Chile.

The following are the material U.S. federal income tax consequences to beneficial owners described herein of owning and disposing of shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all of the tax consequences that may be relevant in light of your particular circumstances, such as if you are:

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

•                  tax-exempt organizations;

•                  persons holding shares or ADSs that own or are deemed to own ten percent or more of our stock;

•                   persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation; or

•                  persons holding shares or ADSs in connection with a trade or business conducted outside of the United States.

If an entity classified as a partnership for U.S. federal income tax purposes holds shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding shares or ADSs and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the shares or ADSs.

You are a “U.S. Holder” for purposes of this discussion if you are a beneficial owner of our shares or ADSs and if you are, for U.S. federal income tax purposes:

•       a citizen or individual resident of the United States; or,

•       a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or,

•       an estate the income of which is subject to U.S. federal income taxation regardless of its source; or,

•       a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii)(A) if a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

You are a "Non-U.S. Holder" for purposes of this discussion if you are a beneficial owner of our shares or ADSs and are not a U.S. Holder.

In general, if you own ADSs, you will be treated as the owner of the shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADS are released before shares are delivered to the Depositary (pre-release) or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for holders of depositary shares.  Such actions would also be inconsistent with the claiming of the reduced tax rate, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Chilean taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Taxation of Distributions

Distributions paid on shares or ADSs other than certain pro rata distributions of common shares will be treated as dividends taxable as ordinary income to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January  1, 2011 are taxable at a maximum rate of 15%.  A foreign company is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  You should consult your tax advisors to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Subject to the discussion below under “Information Reporting and Backup Withholding,” if you are a Non-U.S.  Holder, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale or Other Disposition of Shares or ADSs

For U.S. federal income tax purposes, the gain or loss you realize on the sale or other disposition of shares or ADSs will be a capital gain or loss, and will be a long-term capital gain or loss if you have held the shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax base in the shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in dollars.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.  In addition, certain limitations exist on the deductibility of capital losses by both corporate and individual taxpayers.

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

Subject to the discussion below under “Information Reporting and Backup Withholding,” a Non-U.S. Holder of ADSs or shares generally will not be subject to United States income or withholding tax on gain from the sale or other disposition of ADSs or shares unless (i) such gain is effectively connected with the conduct of a trade or business within the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2009 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for 2009 or for any prior or future taxable year during which you held shares or ADSs, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

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

U.S. information reporting and backup withholding may also apply to Non-U.S. Holders that are not "exempt recipients" and that fail to provide certain information as may be required by United States law and applicable regulations.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Recently enacted legislation requires certain U.S. Holders to report information with respect to their investment in shares or, it is assumed, ADSs not held through a custodial account with a U.S. financial institution to the Internal Revenue Service.  Investors who fail to report required information could become subject to substantial penalties.

F.            Dividends and Paying Agents.

Not applicable.

G.           Statement by Experts.

Not applicable.

H.           Documents on Display.

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules (other than general anti-fraud rules) or the short-swing profit disclosure rules of the Exchange Act.  In accordance with these statutory requirements, we file or furnish reports and other information with the SEC.  Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and 475 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed.  In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

I.             Subsidiary information.

Not applicable.

Item 11      Quantitative and Qualitative Disclosures about Market Risk

We are exposed to risks from changes in commodity prices, interest rates and foreign exchange rates, which we monitor.  Our Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility for electricity, natural gas, diesel oil, and coal.  In order to manage these exposures, we enter into long-term contracts with suppliers and customers.

We are exposed to the volatility of natural gas prices in the Chilean and Argentine markets.  We seek to ensure our supply of this commodity by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally provide for us to purchase gas at market prices prevailing at the time the purchase occurs.  As of December 31, 2009, 2008 and 2007, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related to natural gas.

We are partially exposed to the volatility of diverse commodities as coal and diesel oil prices.  In the countries where we operate, the dispatch mechanism allows the thermal power plants to cover their variable cost.  However, under certain circumstances, fuel price fluctuations might affect the marginal costs.  In the markets where it is possible, our company has a policy of transferring these variations to the contract prices according to different indexes associated to the commodity prices.  As of December 31, 2009, 2008 and 2007, we did not hold any contracts classified as either derivative financial instruments or financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility. As of December 31, 2009, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk, so we cannot discard that in the future we could subscribe to price-sensitive instruments.

Interest Rate Risk

Of our total outstanding debt obligations as of December 31, 2009, 69.0% of such debt bore interest at floating rates compared to 31.7% in 2008.  Until 2008, the debt linked to inflation was considered as fixed rate debt.  However, since 2009, we started considering this debt as variable rate debt, increasing its corresponding total amount.  This modification corresponds to a new Endesa Spain’s group policy.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt.  Additionally, we manage interest rate risk through the use of interest rate derivatives.  The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

The recorded values for accounting purposes of our financial debt as of December 31, 2009, and the corresponding fair values of the significant financial instruments exposing us to interest rate risk are detailed below, according to the date of maturity.  Total values do not include interest rate derivatives.

	Contract Terms
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	0	0	0	0	0	0	0	0
Weighted average interest rate	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$-denominated	59,199	31,511	30,934	219,994	201,527	443,111	986,277	1,179,135
Weighted average interest rate	7.5%	7.0%	6.7%	8.6%	7.4%	8.0%	7.9%
Other currencies(2)	101,568	71,436	72,471	53,898	53,528	55,050	407,950	438,993
Weighted average interest rate	4.0%	8.0%	7.5%	7.0%	7.8%	7.0%	6.6%

Variable rate:
Ch$- and UF-denominated	15,374	7,057	7,176	7,616	7,749	405,056	450,028	569,917
Weighted average interest rate	7.2%	3.7%	3.7%	3.7%	3.7%	2.4%	2.7%
$-denominated	175,297	147,598	53,624	12,887	111,493	28,772	529,671	529,671
Weighted average interest rate	2.3%	2.5%	3.1%	5.0%	2.4%	3.1%	2.6%
Other currencies(2)	313,116	350,462	342,360	124,379	135,539	364,045	1,629,901	1,751,004
Weighted average interest rate	10.9%	11.5%	12.3%	10.9%	9.8%	8.9%	10.8%

Total	664,554	608,063	506,564	418,774	509,837	1,296,034	4,003,827	4,468,720

(1)   As of December 31, 2009, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, the reais, the Colombian peso and the sol, among others.

By comparison, as of December 31, 2008, the recorded values for financial accounting purposes and the corresponding fair values of the significant financial instruments which expose the Company to interest rate risk, considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	33,696	12,383	12,417	6,224	0	0	64,720	48,317
Weighted average interest rate	13.0%	12.0%	12.0%	12.0%	0.0%	0.0%	12.5%
$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145
Weighted average interest rate	8.3%	6.9%	7.0%	6.5%	8.5%	7.8%	8.0%
Other currencies(2)	93,763	123,281	66,253	46,829	79,262	77,627	487,016	493,352
Weighted average interest rate	4.2%	9.5%	7.6%	9.3%	7.6%	7.5%	7.6%

Variable rate:
Ch$- and UF-denominated	15,935	7,113	7,228	7,350	7,801	422,852	468,729	585,873
Weighted average interest rate	15.2%	16.1%	16.0%	16.0%	16.0%	9.2%	9.9%	—
$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159
Weighted average interest rate	3.8%	4.7%	4.7%	5.7%	5.0%	4.4%	4.5%	—
Other currencies(2)	387,887	170,062	346,687	258,631	65,037	327,990	1,556,295	1,586,326
Weighted average interest rate	13.4%	15.3%	12.7%	13.0%	11.3%	12.2%	13.1%	—

Total	1,164,289	549,258	648,650	421,080	440,995	1,724,875	4,949,146	5,485,172

(1)   As of December 31, 2008, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, the reais, the Colombian peso and the sol, among others.

On the other hand, by comparison, as of December 31, 2008 the recorded values for financial accounting purposes and the corresponding fair value of these significant financial instruments which expose the Company to interest rate risk, not considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
Ch$- and UF-denominated	36,346	19,496	19,645	13,574	7,801	422,852	519,715	620,906
Weighted average interest rate	13.2%	13.4%	13.5%	14.2%	16.0%	9.2%	13.7%
$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145
Weighted average interest rate	8.3%	6.9%	7.0%	6.5%	8.5%	7.8%	8.0%
Other currencies(2)	129,328	187,710	238,483	48,854	102,704	397,852	1,104,932	1,136,774
Weighted average interest rate	7.6%	12.4%	10.9%	9.7%	7.8%	11.3%	10.8%

Variable rate:
Ch$- and UF-denominated	13,284	—	—	—	—	—	13,284	13,284
Weighted average interest rate	15.2%	—	—	—	—	—	15.2%	—
$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159
Weighted average interest rate	3.8%	4.7%	4.7%	5.7%	5.0%	4.4%	4.5%	—
Other currencies(2)	352,322	105,633	174,457	256,607	41,595	7,765	938,379	942,905
Weighted average interest rate	13.1%	13.8%	13.2%	13.0%	13.0%	11.0%	13.1%	—

Total.	1,164,289	549,258	648,650	421,080	440,995	1,724,875	4,949,146	5,485,172

(1)   As of December 31, 2008, fair values were calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, the reais, the Colombian peso and the sol, among others.

Foreign Currency Risk

We are exposed to foreign currency risk arising from long-term debt denominated in foreign currencies, the majority of which is in dollars.  This risk is mitigated, as a substantial portion of our operating revenues is linked to the dollar either directly or indirectly.  Additionally, we manage this risk through the use of dollar/UF exchange currency swaps and dollar/peso forward foreign exchange contracts.  As of December 31, 2009, Enersis’ total consolidated indebtedness in financial terms reached $ 8,224 million, which includes the effect of currency hedging instruments.  From this amount, $2,357 million, or 29%, was denominated in dollars.  For the twelve-month period ended December 31, 2009, our operating revenues amounted to $ 12,897 million of which $ 750 million, or 6%, were denominated in dollars, and $ 2,436 million, or 19%, were linked in some way to the dollar.  In the aggregate, 25% of our operating revenues were either in dollars or correlated to such currency through some form of indexation.  On the other hand, the equivalent of $ 2,279 million was operating revenues in pesos, which represents 18% of our 2009 operating revenues.  The operating revenue figures discussed in this context are all prior to consolidation adjustments.

Since 2004, we have the current corporate currency risk policy.  This policy takes the level of operating income of each country that is indexed to the dollar and seeks to hedge them with liabilities in the same currency.

As of December 31, 2009, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk are detailed below, according to the date of maturity.  Total values do not include the effect of derivatives, except for “Other foreign currency derivatives.”

	Contract Terms
As of December 31,	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
$-denominated	59,199	31,511	30,934	219,994	201,527	443,111	986,277	1,179,135
Other currencies(2)	101,568	71,436	72,471	53,898	53,528	55,050	407,950	438,993

Variable rate:
$-denominated	175,297	147,598	53,624	12,887	111,493	28,772	529,671	529,671
Other currencies(2)	328,490	357,518	349,536	131,995	143,288	769,101	2,079,929	2,320,921
Other instruments(3)	—	—	—	—	—	—	—	—
$-denominated assets	—	—	—	—	—	—	—	—
Assets in other currencies(2)	—	—	—	—	—	—	—	—
Forward contracts (receive $/Pay Ch$)(1)	—	—	—	—	—	—	—	—
Swap contracts (receive $/Pay Ch$)	—	—	—	—	—	—	—	—
Other foreign currency derivatives(2)	1,056	646	579	313	89,211	74,620	166,425	213,015

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2009, which was Ch$ 507.10 = $1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, reais, the Colombian pesos, soles, Argentine pesos and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.  See Note 20 to Consolidated Financial Statements.

As of December 31, 2008, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk, considering the new Endesa Spain policy regarding debt linked to inflation, were as follows, according to the date of maturity:

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145
Other currencies(2)	127,458	135,664	78,670	53,053	79,262	77,627	551,736	541,669

Variable rate:
$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159
Other currencies(2)	403,822	177,175	353,915	265,982	72,838	750,842	2,024,575	2,172,200
Other instruments(3)
$-denominated assets.	291,793	107,446	2,156	—	—	—	401,395	291,793
Assets in other currencies(2)	2,281,280	85,575	31,273	14,268	14,347	58,882	2,485,625	2,281,280
Forward contracts (receive $/Pay Ch$)(1)	5,119	—	—	—	—	—	5,119	-2.2
Swap contracts (receive $/Pay Ch$)						381,870	381,870	-143.2
Other foreign currency derivatives(2)	70,010	25,458	37,657	36,290	19,094	28,157	216,666	-11.8

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$ 636.45 = $ 1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, reais, the Colombian pesos, soles, Argentine and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.  See Note 20 to Consolidated Financial Statements.

As of December 31, 2008, the recorded values of our financial debt for accounting purposes and the corresponding fair values of the significant financial instruments exposing us to foreign currency risk, according to the date of maturity, not considering the new Endesa Spain policy regarding debt linked to inflation, were as follows:

	Contract Terms
As of December 31,	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value(1)
	(in millions of constant Ch$)
Long-term Debt
Fixed rate:
$-denominated	433,329	28,247	34,043	38,716	275,994	723,232	1,533,562	1,932,145
Other currencies(2)	129,328	187,710	238,483	48,854	102,704	820,704	1,527,784	1,136,774

Variable rate:
$-denominated	199,680	208,170	182,021	63,328	12,900	173,174	839,274	839,159
Other currencies(2)	352,322	105,633	174,457	256,607	41,595	7,765	938,379	942,905
Other instruments(3)
$-denominated assets	291,793	107,446	2,156	—	—	—	401,395	291,793
Assets in other currencies(2)	2,281,280	85,575	31,273	14,268	14,347	58,882	2,485,625	2,281,280
Forward contracts (receive $/Pay Ch$)(1)	5,119	—	—	—	—	—	5,119	-2.2
Swap contracts (receive $/Pay Ch$)						381,870	381,870	-143.2
Other foreign currency derivatives(2)	70,010	25,458	37,657	36,290	19,094	28,157	216,666	-11.8

(1)   Calculated based on the Observed Exchange Rate as of December 31, 2008, which was Ch$ 636.45 = $ 1.00.  Fair values were calculated based on the discounted value of future cash flows expected to paid (or received), considering current discount rates that reflect the different risks involved.

(2)   “Other currencies” includes the Euro, reais, the Colombian pesos, soles, Argentine and Chilean pesos.

(3)   “Other instruments” include cash, time deposits and short-term accounts receivables.  See Note 20 to Consolidated Financial Statements.

(d)           Safe Harbor

The information in this “Item 11.  Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements.  See “Forward-Looking Statements” in the introduction of this report, for safe harbor provisions.

Item 12.     Description of Securities Other Than Equity Securities

A.            Debt Securities.

Not applicable.

B.            Warrants and Rights.

Not applicable.

C.            Other Securities.

Not applicable.

D.            American Depositary Shares.

Depositary Fees and Charges

           The Company’s ADS program is administered by Citibank, N.A., as Depositary.  Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
Issuance of Receipt; deposit of Shares (including deposits pursuant to stock dividends or any other deposits)	Up to $ 5.00 per 100 ADS
Delivery of deposited Shares or other Deposited Securities against surrender of Receipt	Up to $ 5.00 per 100 ADS
Distribution; sale or exercise of rights	Up to $ 2.00 per 100 ADS

The Depositary shall also charge the holders a fee of $ 1.50 or less per certificate for a Receipt or Receipts for transfers made pursuant to the terms of the Deposit Agreement.

Depositary Payments for Fiscal Year 2009

        The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program.  In 2009, the Depositary reimbursed expenses related to investor relations’ activities for a total amount of $ 438,799.

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) - 15 (e) and 15 (d) - 15 (e) under the Exchange Act) for the year ended December 31, 2009.

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

(b) Management’s Annual Report on Internal Control Over Financial Reporting

As required by Section 404 of the Sarbanes-Oxley Act of 2002, Enersis’ Management is responsible for establishing and maintaining “adequate internal control over financial reporting” (as defined in Rule 13(a)-15 (f) under the Exchange Act).  The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2009.  The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Enersis’ Management has concluded that as of December 31, 2009, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

Deloitte Auditores y Consultores Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2009.  This attestation report appears on page F-2.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.     [Reserved]

Item 16A.       Audit Committee Financial Expert

As of December 31, 2009, the Audit Committee financial expert was Mr. Patricio Claro as determined by the Board of Directors, and was an independent member of the Directors’ Committe.

On April 23, 2010, the Board of Directors determined that Mr. Leonidas Vial is the new financial expert as defined under Item 16A of Form 20-F, who is serving on the Directors’ Committee (which performs the functions of the Audit Committee), and is an independent member of the Directors’ Committee, under the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.       Code of Ethics

The standards of ethical conduct at Enersis are currently governed by means of three corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo) the Internal Regulations on Conduct in Securities Markets and the Manual for the Management of Information of Interest to the Market (the “Manual”).

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

The Internal Regulations on Conduct in Securities Markets, adopted by Enersis’ Board of Directors in January  2002, sets the criteria to be followed in market operations in order to make our behavior in the market more transparent and to protect market investors.  It is applicable to members of the Board of Directors, the senior executives, and the executives and employees of Enersis determined by the Chief Executive Officer, and known to the Chairman, who work in areas related to the securities market or have access to privileged information.

The Manual, adopted by Enersis’ Board of Directors in May 2008 and amended on February 2010, addresses the following issues: applicable standards to the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, management, principal executives, employees and other related parties; existence of mechanisms for the continuous revelation of information that is of interest to the market; and mechanisms that provide protection for confidential information.

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Investor Relations Department
ENERSIS S.A.
Santa Rosa 76
Santiago, Chile
(56-2) 353-4682

During fiscal year 2009, there have been no amendments to any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets nor the Manual.

No waivers from any provisions of the Charter Governing Executives, the Internal Regulations on Conduct in Securities Markets or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2009.

Item 16C.       Principal Accountant Fees and Services

The following table provides information on the aggregate fees billed by our principal accountants, Deloitte Auditores y Consultores Ltda., as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates (including Deloitte Consulting) by type of service rendered for periods indicated.

Services Rendered	2008	2009
	(million of $)
Audit Fees (1)	2.9	3.1
Audit-Related Fees (2)	0.2	0.2
Tax Fees	0.1	—
All Other Fees	—	—
Total	3.2	3.3

(1)	During 2009, Deloitte Auditores y Consultores Ltda. has increased its audit fees mainly due to the introduction of IFRS in Chile.
(2)

The figure for 2009 mainly includes fees paid for bond issuances in Brazil for $ 166,371, and sustainability report in Chile and Peru for $ 43,519.  The 2008 figure mainly includes fees paid for due diligence works in Chile for $ 85,535 and a special requirement of the Chilean regulator for $ 48,593

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

100% of the fees disclosed under Audit-Related Fees, Tax Fees and All Other Fees were pre-approved by the Audit Committee.

Audit committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM.  Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint their own external auditors.

The Audit Committee, through the Economic Financial General Directorate, or EFGD, manages appointment proposals, review of engagement letters, fee negotiations, quality control in respect of the services provided, review and control of independence issues and other related matters.

The Audit Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services.  The professional services covered by such policy include audit and non-audit services provided to Enersis.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the EFGD, are submitted to the Audit Committee for approval or rejection.

The pre-approval policy established by the Audit Committee for non-audit services is as follows:

•	The business unit that has requested the service and the audit firm requested to perform the service must request that the EFGD manager review the nature of the service to be provided.

•

At that point, the EFGD analyzes the request and requires the audit firm that has been requested to provide the service to issue a certificate signed by the partner responsible for the audit of our Consolidated Financial Statements confirming such audit firm’s independence.

•	Finally, the proposal is submitted to the Audit Committee for approval or denial.

The services described in footnote (2) to the table above were approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC release number 34-53677 File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services), the Audit Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.                      Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.                      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2009.

Item 16F.                       Change in Registrant’s Certifying Accountants

During the years ended December 31, 2008 and 2009 and through the date of this Annual Report, the principal independent accountant engaged to audit our financial statements, Deloitte S.L., has not resigned, indicated that it has declined to stand for re-election after the completion of its current audit or been dismissed.

Item 16G.                     Corporate Governance

To review the significant differences between our corporate governance practices and the NYSE Corporate Governance Standards, please see “Item 6. Directors, Senior Management and Employees—C. Board practices.”

PART III

Item 17.     Financial Statements

None.

Item 18.     Financial Statements

ENERSIS S.A. and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation)
8.1	List of Subsidiaries as of December 31, 2009
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enersis.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Date:  June 11, 2010

ENERSIS S.A.

By:	/s/ Ignacio Antoñanzas A.
Name: Ignacio Antoñanzas A.
Title: Chief Executive Officer

Enersis and Subsidiaries

Audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008 together with the Reports of Independent Registered Public Accounting Firms

Enersis and Subsidiaries

Ch$                     Chilean pesos

US$                     United States dollars

UF                       The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.

ThCh$                Thousand of Chilean pesos

ThUS$                Thousand of United States dollars

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Enersis S.A.:

We have audited the accompanying consolidated statements of financial position of Enersis S.A. and subsidiaries (the Company ) as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009 and 2008, and the schedule of Enersis S.A.'s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits. We did not audit the financial statements of Empresa Nacional de Electricidad S.A., certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as Endesa-Chile ), which statements reflect total assets constituting 31.01%, 33.14% and 29.59% of the Company's consolidated total assets as of December 31, 2009 and 2008 and January 1, 2008, respectively, and total revenues constituting 24.03% and 28.11% of the Company's consolidated total revenues for the years ended December 31, 2009 and 2008, respectively. Those consolidated financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Endesa-Chile, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Also, in our opinion, the schedule of Enersis’s condensed unconsolidated financial information, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting, based on our audit and the report of the other auditors.

Santiago, Chile
May 26, 2010

Deloitte Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Enersis S.A.:

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad S.A. and certain subsidiaries (collectively hereinafter referred to as Endesa-Chile ), whose financial statements reflect total assets and revenues constituting 31.01% and 24.03% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. The effectiveness of Endesa-Chile s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile s internal control over financial reporting, is based solely on the report of the other auditors.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated May 26, 2010 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Santiago, Chile
May 26, 2010

KPMG Auditores Consultores Ltda.	Phone +56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax +56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the December 31, 2009 and 2008 financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 33.02 percent and 32.63 percent of the Company's consolidated total asset position as of December 31, 2009 and 2008, respectively, and total revenues constituting 23.48 percent and 18.09 percent of the Company's consolidated revenues for the years ended December 31, 2009 and 2008, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company s accounting basis referred to below.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS).

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2010, expressed an unqualified opinion on the effectiveness of the Company s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 25, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

KPMG Auditores Consultores Ltda.	Phone +56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax +56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Empresa Nacional de Electricidad S.A.(Endesa-Chile):

We have audited Endesa-Chile's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company s assets that could have a material effect on the financial statements.

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

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated May 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 25, 2010

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

Deloitte Touche Tohmatsu
Auditores Independentes
Av. Presidente Wilso n, 231
220 andar
Rio de Janeiro - RJ -
20030-021
Brasil

Te l: +55 (21) 3981-0500
Fax :+55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Endesa Brasil S.A.
Niterói - RJ

1.

We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A . and subsidiaries (the "Company") as of December 31, 2009 and 2008 , and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian real, are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders' equity, and cash flows for the years then ended in accordance with accounting practices adopted in Brazil.

4.

As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de Interconexao Energetica - CIEN is seeking alternatives for new businesses, including the discussions with the regulatory agencies to change CIEN's "trading" activity to "transmission" activity, in order to obtain the Allowed Annual Revenue (RAP).

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Rio de Janeiro
May 25, 2010

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia
Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Emgesa S.A. E.S.P.:

We have audited the accompanying balance sheets of EMGESA S.A. E.S.P. (the "Company") as of December 31, 2009 and 2008, and the related statements of income, shareholders' equity, changes in financial position and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations, changes in financial position and cash flows for the years then ended in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

May 25, 2010
Bogotá, Colombia

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos – ThCh$)

ASSETS	Note	12-31-2009	12-31-2008	01-01-2008
		ThCh$	ThCh$	ThCh$

CURRENT ASSETS		2,571,455,657	2,942,721,087	2,071,684,795
Current Operating Assets		2,501,094,806	2,942,721,087	2,071,684,795
Cash and cash equivalents	5	1,134,900,821	1,318,061,963	588,877,065
Financial assets at fair value with changes through net income	20	1,493,492	-	-
Other financial assets	20	42,657	-	-
Trade accounts receivable and other receivables, net	6	1,138,646,562	1,313,066,854	1,159,930,650
Accounts receivable from related companies	7	19,014,232	24,746,692	52,579,384
Inventories	8	56,319,268	96,975,161	96,743,485
Prepayments		11,559,440	8,894,236	10,916,229
Current tax receivable	9	112,175,952	152,700,466	146,791,421
Other assets		26,942,382	28,275,715	15,846,561

Non-current assets and disposal groups held for sale	10	70,360,851	-	-

NON-CURRENT ASSETS		10,638,684,664	10,838,455,413	9,853,446,756
Available-for-sale financial assets	11	2,512,716	22,495,036	22,500,804
Other financial assets	12	25,746,002	1,746,462	25,635,319
Trade accounts receivable and other receivables, net	6	194,977,413	319,283,809	253,273,272
Accounts receivable from related companies	7	-	641,336	505,026
Investments in associates accounted for using the equity method	13	21,281,461	37,833,671	12,454,619
Intangible assets, net	14	2,947,474,178	2,626,894,224	2,561,293,136
Property, plant and equipment, net	15	6,864,071,242	7,215,792,131	6,334,857,266
Investment properties	16	31,231,839	26,368,681	28,504,034
Deferred tax assets	17	454,896,521	511,300,668	541,265,109
Hedging instrument	20	2,238,039	2,486,652	1,035,531
Prepayments		834,131	1,202,581	1,385,608
Other assets		93,421,122	72,410,162	70,737,032

TOTAL ASSETS		13,210,140,321	13,781,176,500	11,925,131,551

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos – ThCh$)

LIABILITIES AND EQUITY	Note	12-31-2009	12-31-2008	01-01-2008
		ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES		2,195,387,538	2,702,780,184	1,814,698,609
Current Operating Liabilities		2,144,737,172	2,702,780,184	1,814,698,609
Interest-bearing loans	18	721,511,320	1,272,965,333	735,415,257
Other financial liabilities		696,791	-	-
Trade accounts payable and other payables	21	976,506,464	949,308,773	778,360,284
Accounts payable to related companies	7	111,955,779	116,021,988	69,457,930
Provisions	22	100,024,455	109,531,819	78,637,754
Current tax payable	9	185,285,671	201,275,475	102,642,159
Other liabilities		29,880,038	32,080,608	20,733,425
Deferred revenues	24	5,519,586	12,180,284	14,223,406
Post-employment benefit obligations	23	4,915,167	5,147,403	4,374,795
Hedging instruments	20	8,441,901	4,268,501	10,853,599

Liabilities included in disposal groups classified as held for sale	10	50,650,366	-	-

NON-CURRENT LIABILITIES		4,637,749,139	5,049,265,096	4,604,868,856
Interest-bearing loans	18	3,323,906,197	3,825,346,360	3,369,575,079
Trade accounts payable and other payables	21	58,727,503	49,133,974	42,961,467
Accounts payable to related companies	7	3,556,672	8,977,789	8,161,792
Provisions	22	250,286,912	212,959,573	200,023,232
Deferred tax liabilities	17	573,049,297	635,013,331	589,952,913
Other liabilities		35,049,979	33,824,353	31,468,018
Deferred revenues	24	3,552,342	4,419,730	3,824,825
Post-employment benefit obligations	23	182,688,990	175,537,177	145,482,715
Hedging instruments	20	206,931,247	104,052,809	213,418,815

EQUITY		6,377,003,644	6,029,131,220	5,505,564,086
Equity attributable to shareholders of the company		3,518,479,555	3,091,314,880	2,901,130,937
Issued share capital	25	2,983,642,483	2,983,642,483	2,752,775,107
Reserves	25	(1,481,429,808)	(1,403,037,146)	(723,745,034)
Retained earnings	25	2,016,266,880	1,510,709,543	872,100,864

Equity attributable to Minority Interest	25	2,858,524,089	2,937,816,340	2,604,433,149

TOTAL LIABILITIES AND EQUITY		13,210,140,321	13,781,176,500	11,925,131,551

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$, except share data)

		January - December
STATEMENT OF COMPREHENSIVE INCOME	Note	2009	2008
		ThCh$	ThCh$
Sales	26	6,076,107,565	6,080,511,020
Other operating income, total	26	373,780,873	479,080,416
Total Revenues		6,449,888,438	6,559,591,436

Consumption of raw and secondary materials	27	(3,205,851,169)	(3,542,951,730)
Contribution Margin		3,244,037,269	3,016,639,706

Employee expenses	28	(336,671,926)	(290,028,873)
Depreciation and amortization	29	(454,369,959)	(417,710,326)
Impairment losses	29	(65,927,354)	-
Other miscellaneous operating expenses	30	(462,431,605)	(445,249,879)
Operating Income		1,924,636,425	1,863,650,628

Gain (loss) on derecognition of available-for-sale financial assets	32	28,113,548	964,000
Total gain (loss) on sale of non-current assets not held for sale	32	25,197,831	1,539,279
Financial expenses	31	(482,472,627)	(515,108,257)
Gain (loss) from investments	33	159,808,348	181,789,017
Share of the profit (loss) of associates accounted for using the equity method	13	2,235,579	3,261,180
Foreign currency exchange differences, net	31	(8,235,253)	(23,632,778)
Gain (loss) for indexed assets and liabilities	31	21,781,329	(62,378,252)
Net Income Before Tax		1,671,065,180	1,450,084,817
Income tax	34	(359,737,610)	(415,902,784)
Net Income After Tax from Continuing Operations		1,311,327,570	1,034,182,033
Profit (loss) from discontinued operations, net of tax		-	-
Net Income		1,311,327,570	1,034,182,033
Attributable to:
Shareholders of the company		660,231,043	507,589,633
Minority interest		651,096,527	526,592,400
Net Income		1,311,327,570	1,034,182,033

Earnings (Loss) Per Share
Basic earnings per share
Basic earnings (loss) per share	Ch$ / share	20.22	15.55
Basic earnings (loss) per share from continuing operations	Ch$ / share	20.22	15.55
Diluted earnings per share
Diluted earnings (loss) per share	Ch$ / share	20.22	15.55
Diluted earnings (loss) per share from continuing operations	Ch$ / share	20.22	15.55

Statement of Other Comprehensive Income
Net income		1,311,327,570	1,034,182,033
Other Comprehensive Income
Available-for-sale financial assets		59,941	436
Cash flow hedge		201,849,056	(301,007,749)
Foreign currency translation		(237,426,556)	191,156,367
Share of other comprehensive income (loss) of associates		(17,358,564)	214,148
Actuarial gain (loss) on defined benefit pension plans		(19,249,042)	(31,441,287)
Other adjustments to equity		(2,128,372)	-
Income tax effect related to the components of other comprehensive income (loss)		(27,897,293)	55,669,712
Total Other Comprehensive Income		(102,150,830)	(85,408,373)
Total Comprehensive Income		1,209,176,740	948,773,660
Attributable to
Shareholders of the company		655,007,019	433,164,534
Minority interest		554,169,721	515,609,126
Total Comprehensive Income		1,209,176,740	948,773,660

The attached notes are an integral part of these consolidated financial statements

ENERSIS S. A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Statement of Changes in Equity, Net	Changes in Issued Capital		Changes in Other Reserves						Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
	Ordinary Shares		Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	Available-for-Sale Reserves	Cumulative Income (Expense) Relating to Non-Current Assets and Disposal Groups Held for Sale	Miscellaneous Other Reserves
	Share Capital	Share Premium
Opening Balance at 01/01/08	2,594,015,459	158,759,648	(37,842,392)	199,615,814	(44,390,168)	9,108	-	(841,137,396)	872,100,864	2,901,130,937	2,604,433,149	5,505,564,086
Prior Period Adjustments
Prior Period Errors Affecting Equity	-	-	-	-	-	-	-	-	-	-	-	-
Change in Accounting Policy Affecting Equity	-		-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-	-	-
Restated Opening Balance	2,594,015,459	158,759,648	(37,842,392)	199,615,814	(44,390,168)	9,108	-	(841,137,396)	872,100,864	2,901,130,937	2,604,433,149	5,505,564,086
Changes
Comprehensive Income				84,462,951	(145,917,895)	457	-	128,445	494,490,576	433,164,534	515,609,126	948,773,660
Declared Cash Dividends			(119,138,817)					-	(123,841,774)	(242,980,591)	(252,290,387)	(242,980,591)
Transfers to (from) Retained Earnings			37,842,392						(37,842,392)	-		-
Other Increase (Decrease) in Net Equity	230,867,376	-	-	(247,599)	(86,459,544)	-	-	(449,962,502)	305,802,269	-	70,064,452	(182,225,935)
Changes in Equity	230,867,376	-	(81,296,425)	84,215,352	(232,377,439)	457	-	(449,834,057)	638,608,679	190,183,943	333,383,191	523,567,134
Ending Balance at 12/31/2008	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565	-	(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220

Statement of Changes in Equity, Net	Changes in Issued Capital		Changes in Reserves						Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
	Common Shares		Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	Available-for-Sale Reserves	Cumulative Income (Expense) Relating to Non-Current Assets and Disposal Groups Held for Sale	Other Reserves
	Share Capital	Share Premium
Opening Balance at 01/01/2009	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565		(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220
Prior Period Adjustments
Prior Period Errors Affecting Equity	-	-	-	-	-	-	-	-	-	-	-	-
Change in Accounting Policy Affecting Equity	-	-	-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-	-	-	-
Restated Opening Balance	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565	-	(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220
Changes
Comprehensive Income				(80,352,490)	92,118,271	32,134	(16,213,663)	4,953,582	654,469,185	655,007,019	554,169,721	1,209,176,740
Declared Cash Dividends			(198,069,313)					-	(29,773,031)	(227,842,344)	(400,612,182)	(227,842,344)
Transfers to( from) Retained Earnings			119,138,817						(119,138,817)	-		-
Other Increase (Decrease) in Net Equity	-	-	-		-	-	-	-	-	-	(232,849,790)	(633,461,972)
Changes in Equity	-	-	(78,930,496)	(80,352,490)	92,118,271	32,134	(16,213,663)	4,953,582	505,557,337	427,164,675	(79,292,251)	347,872,424
Ending Balance at 12/31/2009	2,824,882,835	158,759,648	(198,069,313)	203,478,676	(184,649,336)	41,699	(16,213,663)	(1,286,017,871)	2,016,266,880	3,518,479,555	2,858,524,089	6,377,003,644

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Net Cash Flows provided by (used in) Operating Activities, Indirect Method	Note	2009	2008
		ThCh$	ThCh$
Cash Flows provided by (used in) Operations, Indirect Method
Operating Cash Flows Before Changes in Working Capital
Reconciliation of Net Income to Operating Income
Net income		1,311,327,570	1,034,182,033

Adjustments to reconcile to net operating income		638,506,686	831,007,874
Financial expenses	31	460,691,298	577,486,509
Financial income	33	(159,670,405)	(181,753,335)
Dividend income	33	(137,943)	(35,682)
Income tax	34	359,737,610	415,902,784
Share of the (profit ) loss of associates accounted for using the equity method, net of cash distributions received		(2,235,579)	(3,261,180)
Other adjustments to reconcile net income to operating income		(19,878,295)	22,668,778

Operating income		1,949,834,256	1,865,189,907

Non- monetary adjustments		509,336,826	397,875,623
Depreciation	29	346,587,547	330,545,457
Amortization of intangible assets	29	107,782,412	87,164,869
Impairment losses	29	65,927,354	-
Loss (gain) on sales of non-current assets not held for sale	32	(25,197,831)	(1,539,279)
Increase of provisions		104,172,053	34,290,209
Reversal of unused provisions	22	(49,448,442)	(29,414,181)
Used provisions	22	(38,287,307)	(27,282,144)
Decrease (increase) in deferred tax assets		(6,786,064)	(1,804,984)
Increase (decrease) in deferred tax liabilities		(3,091,533)	(3,008,176)
Other non-monetary adjustments		7,678,637	8,923,852

Total operating cash flows before changes in working capital		2,459,171,082	2,263,065,530

Increase (Decrease) in Working Capital :		(187,255,612)	(271,561,477)
Non-Current Assets and Disposal Groups Held for Sale		(92,276,700)	-
Inventories		31,682,662	8,248,778
Trade accounts receivable and other receivables		112,512,315	(168,319,588)
Prepayments		(4,619,699)	(18,691,930)
Other Assets		140,620,316	40,485,420
Trade accounts payable and other payables		(218,629,211)	(55,137,025)
Deferred revenues		(4,037,407)	1,492,814
Accruals		(13,316,393)	(7,953,946)
Taxes Payable		(134,097,395)	(81,058,521)
Post-Employment Benefit Obligations		10,385,489	19,622,453
Other Liabilities		(15,479,589)	(10,249,932)

Net cash flows provided by (used in) operating activities		2,271,915,470	1,991,504,053

Net cash flows provided by (used in) other operating activities		(233,585,779)	(80,307,267)
Proceeds from refunded Income Tax		824,475	11,451,436
Payments of income tax		(234,513,529)	(90,569,868)
Other Inflows (Outflows) from Other Operating Activities		103,275	(1,188,835)

Net cash flows provided by (used in) operating activities		2,038,329,691	1,911,196,786

The accompanying notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Continued.

Net Cash Flows provided by (used in) investing and financing activities, Indirect Method	Note	2009	2008
		ThCh$	ThCh$

Net Cash Flows provided by (used in) Investing Activities		(867,266,576)	(707,100,714)
Proceeds from sales of property, plant and equipment		7,559,368	14,139,478
Proceeds from sales of intangible assets		5,292,416	-
Proceeds from sales of other financial assets		190,166,892	7,730,911
Other cash flows provided by (used in) investing activities		9,847,726	86,575,552
Proceeds from dividends received classified for investing purposes		2,675,741	5,826,418
Proceeds from interest received classified for investing purposes		4,346,438	11,043,445
Purchases of property, plant and equipment		(526,521,933)	(496,750,943)
Acquisitions of investment properties		(12,641)	(50,359)
Acquisitions of intangible assets		(209,939,738)	(284,740,824)
Acquisitions of joint ventures, net of cash acquired	5	(19,912,162)	-
Loans to related companies		(8,615,091)	(27,298,838)
Other investment disbursements		(322,153,592)	(23,575,554)

Net Cash Flows provided by (used in) Financing Activities		(1,308,405,991)	(509,296,686)
Loans obtained		578,125,580	1,091,907,129
Proceeds from Issuance of other financial liabilities		248,314,431	332,343,788
Proceeds from loans from related companies		-	412,223
Revenue from other financing activities		8,350	470,255
Payments of loans		(807,135,975)	(893,390,453)
Repayments of other financial liabilities		(476,215,561)	(329,636,949)
Repayments of liabilities for financial leases		(3,171,884)	(6,996,069)
Payments of loans to related companies		(16,986,597)	(14,159,571)
Payments of interest classified for financing purposes		(252,736,851)	(230,036,860)
Dividends paid to minority interests		(356,030,235)	(311,147,791)
Dividends paid to shareholders of the company		(222,577,249)	(149,062,388)

Net Increase (Decrease) in Cash and Cash Equivalents		(137,342,876)	694,799,386
Effects of foreign exchange rate variations on cash and cash equivalents		(45,818,266)	34,385,512
Beginning balance of cash and cash equivalents, statement of cash flows		1,318,061,963	588,877,065
Ending balance of cash and cash equivalents, statement of cash flows	5	1,134,900,821	1,318,061,963

The accompanying notes are an integral part of these consolidated financial statements

ENersis S.A. and subsidiaries

Notes to the consolidated financial statements

Index

1.	Financial statements and activities of the Group

2.	Basis of presentation of the consolidated financial statements
	2.1	Basis of presentation
	2.2	New accounting pronouncements
	2.3	Responsibility for the information and use of estimates
	2.4	Subsidiaries and jointly controlled entities
		2.4.1.	Changes in the scope of consolidation
		2.4.2.	Companies fully consolidated although the percentage of ownership is less than 50%
		2.4.3.	Companies not fully consolidated although the percentage of ownership is more than 50%
	2.5	Basis of consolidation and business combinations

3.	Accounting principles applied
	a)	Property, plant and equipment
	b)	Investment properties
	c)	Intangible assets
		c.1)	Goodwill
		c.2)	Concessions
		c.3)	Research and development expenses
		c.4)	Other intangible assets
	d)	Asset impairment
	e)	Leases
	f)	Financial instruments
		f.1)	Financial assets other than derivatives
		f.2)	Cash and cash equivalents
		f.3)	Financial liabilities other than derivatives
		f.4)	Derivative financial instruments and hedge accounting
	g)	Investments in associates accounted for using the equity method
	h)	Inventories
	i)	Non-current assets held for sale and discontinued operations
	j)	Treasury shares
	k)	Deferred revenues
	l)	Provisions
		l.1)	Provisions for post-employment benefit and similar obligations
	m)	Conversion of balance in foreign currency
	n)	Current/Non-current classification
	o)	Income tax
	p)	Revenue and expense recognition
	q)	Earnings per share
	r)	Dividends
	s)	Cash flow statement

4.	Sector regulation and electricity system operations
	4.1	Generation
	4.2	Distribution

5.	Cash and cash equivalents

6.	Trade accounts receivable and other receivables

7.	Balances and transactions with related companies
	7.1	Balances and transactions with related companies
	7.2	Board of directors and key management personnel
	7.3	Compensation of key management personnel
	7.4	Compensation plans linked to share price

8.	Inventories

9.	Current tax receivables and payables

10.	Non-current assets and disposal groups held for sale

11.	Available-for-sale financial assets

12.	Other non-current financial assets

13.	Investments in associates accounted for using the equity method and jointly-controlled companies
	13.1	Equity method accounted investments in associates
	13.2	Jointly controlled companies

14.	Intangible assets
	14.1	Intangible assets
	14.2	Goodwill

15.	Property, plant and equipment, net

16.	Investment properties

17.	Deferred tax

18.	Interest-bearing loans

19.	Risk management policy
	19.1	Interest rate risk
	19.2	Exchange rate risk
	19.3	Commodies risk
	19.4	Liquidity risk
	19.5	Credit risk
	19.6	Risk measurement

20.	Financial instruments
	20.1	Financial assets, classified by nature and category
	20.2	Derivative instruments
	20.3	Fair value hierarchies

21.	Trade accounts payable and other payables

22.	Provisions
	22.1	Provisions
	22.2	Lawsuits and arbitration proceedings

23.	Post-employment benefit obligations
	23.1	General aspects
	23.2	Details, movements and financial statement presentation
	23.3	Other disclosures

24.	Deferred revenues

25.	Equity
	25.1	Equity attributable to the Shareholders of the Company
	25.2	Foreign currency translation
	25.3	Capital management
	25.4	Restrictions on the disposals of subsidiaries funds
	25.5	Other reserves
	25.6	Consolidated other comprehensive income
	25.7	Equity attributable to minority interest

26.	Revenues

27.	Consumption of raw and secondary materials

28.	Employee expenses

29.	Depreciation, amortization and impairment losses

30.	Other miscellaneous operating expenses

31.	Financial costs

32.	Gain (loss) on derecognition of assets

33.	Gain (loss) from investments

34.	Income tax

35.	Segment information
	35.1	Segmentation criteria
	35.2	Generation, distribution and other
	35.3	Countries
	35.4	Generation and distribution by countries

36.	Guarantee commitments to third party, other contingent assets and liabilities, and other commitments
	36.1	Direct guarantees
	36.2	Indirect guarantees
	36.3	Other information

37.	Personnel figures

38.	Subsequent events

39.	Environment

40.	Adoption of International Financial Reporting Standards

41.	Financial statements of principal subsidiaries

Appendix No. 1 Enersis group companies

Appendix No. 2 Changes in the scope of consolidation

Appendix No. 3 Enersis Group associated companies

Schedule I

ENersis s.a. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

(In thousands of Chilean pesos - ThCh$)

1.       FINANCIAL STATEMENTS AND ACTIVITIES OF THE GROUP

Enersis S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries form the Enersis Group (hereinafter, Enersis or the Group).

Enersis S.A. is a publicly-traded corporation with registered address and head office located at Avenida Santa Rosa, N°76, Santiago, Chile. The Company was registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or “SVS”), under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter "U.S. SEC"),, and with Spain’s “Comisión Nacional del Mercado de Valores”. The Company’s shares are listed in the New York Stock Exchange since 1993, and in Latibex since 2001.

Enersis S.A. is a subsidiary of ENDESA, S.A., a Spanish entity controlled by Enel S.p.A. (hereinafter, Enel).

Initially, the Company was formed with the corporate name of “Compañía Chilena Metropolitana de Distribución Eléctrica S.A.” back in 1981. Later on, changes were made to the by-laws, resulting in that the Company took up its current name of Enersis S.A. on August 1, 1988.

The Company’s corporate purpose consists in engaging, whether in Chile or abroad, in exploration, development, operation, generation, distribution, transmission, and transformation and/or sale of energy in any form or nature, either directly or through another company; and also performing telecommunication activities, and giving engineering advice in Chile or abroad. The Company’s corporate purpose also includes investing in, and the management of investments made in, subsidiaries and associates that are generators, transmitters, distributors, or traders of electricity, or whose corporate purpose includes anyone of the following: (i) energy in any form or nature, (ii) supply of public services or of services whose main component is energy, (iii) telecommunications and computer services, and (iv) intermediation of businesses on the internet.

The Company’s consolidated financial statements for 2008 were approved by the Board of Directors at a meeting held on January 28, 2009. Then the consolidated financial statements were submitted to the consideration of a General Shareholders Meeting held on April 15, 2009, when the were finally approved. Those annual financial statements were prepared in accordance with accounting principles generally accepted in Chile and, therefore, they do not coincide with the amounts for 2008 included in these consolidated financial statements, which were prepared in accordance with International Financial Reporting Standards (IFRS). A detailed reconciliation of net equity, profit, and cash flows for the year, together with a description of the main adjustments to these financial statements presented in Note 40.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which the Company operates. Foreign operations are recorded, in accordance with the accounting policies set forth in notes 2.5 and 3m.

2.       BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1    Basis of presentation

The consolidated financial statements of Enersis and subsidiaries as of December 31, 2009 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (hereinafter  “IASB”) and approved by its Board of Directors’ at its  meeting on January 27, 2010.

These consolidated financial statements present fairly the financial position of Enersis and subsidiaries as of December 31, 2009, as well as the results of operations, the changes in equity and the cash flows for the year then ended.

The present consolidated financial statements have been prepared from accounting records maintained by the Company and by its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country,  and through the consolidation process, the corresponding adjustments and reclassifications have been made in order to adapt such standards and principles to IFRS.

The consolidated statement of financial position as of December 31, 2008, and January 1, 2008, as well as  the consolidated statement of comprehensive income, the consolidated statement of net equity, and the consolidated cash flow statement for the year ended December 31, 2008, included for comparative purposes, were also prepared in accordance with IFRS, on a basis consistent with that applied in 2009.

2.2    New accounting pronouncements

As of the date of issuance of the present consolidated financial statements the following accounting pronouncements have been issued by the IASB but their application was not yet mandatory:

Standards and Amendments	Mandatory Application for:
IFRS 3 Revised: Business Combinations.	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 39: Eligible hedged items.	Annual periods beginning on or after July 1, 2009.
Amendment to IAS 27: Consolidated and separated financial statements.	Annual periods beginning on or after July 1, 2009.
Improvements to IFRS 2009	Mostly annual periods beginning on or after July 1, 2009.
Amendment to IFRS 2: Group Cash-Settled Share-based Payments	Annual periods beginning on or after January 1, 2010.
Amendment to IAS 32: Classification of Right Issues.	Annual periods beginning on or after February 1, 2010.
IFRS 9 Financial Instruments: Classification and Measurement	Annual periods beginning on or after January 1, 2013.
IAS 24 Revised Related party disclosures	Annual periods beginning on or after January 1, 2011.

Interpretations and amendments	Mandatory Application for:
IFRIC 17 Distributions of Non-Cash Assets to Owners	Annual periods beginning on or after July 1, 2009.
IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments	Annual periods beginning on or after July 1, 2010.
Amendment to IFRIC 14: Prepayments of a Minimum Funding Requirement	Annual periods beginning on or after January 1, 2011.

The Group’s Management estimates that the adoption of the aforementioned Standards, Amendments, and Interpretations will not have a significant impact on the Group’s consolidated financial statements in the period of their initial application.

2.3    Responsibility for the information and use of estimates

The information contained in these consolidated financial statements is the responsibility of the Company’s Board, which expressly state that IFRS principles and standards -have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used in order to quantify some of the assets, liabilities, income, expenses and commitments recorded in such statements.

These estimates basically refer to:

-       The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

-       The assumptions used to calculate the actuarial liabilities and obligations to employees (see Note 23).

-       The useful life of property, plant and equipment and intangible assets (see Notes 3.a and 3.c).

-       The assumptions used to calculate the fair value of financial instruments (see Notes 3.f and 20).

-       Energy supplied to customers and not invoiced at the end of each year.

-       Certain magnitudes of the electricity system, including those to other companies, such as production, customer billings, energy consumption, etc. used on the estimations for electricity system settlements.  These settlements must be finalized in the corresponding final settlements, which are pending emission as of the date of issuance of the financial statements, and could affect the balances of assets, liabilities, income and expenses registered in such statements.

-       The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities (see Note 3.l).

-       The future facility closure and land restoration costs (see Note 3.a).

-       The tax results of the various subsidiaries of Group, that will be reported to the respective tax authorities in the future, which have served as the basis for recording different balances related to income taxes in the current consolidated financial statements (See Note 3. o).

Although these estimates have been based on the best information available at the date of issuance of the current consolidated financial statements, it is possible that events may occur in the future that will require a change (increase or decrease) to these estimates in subsequent years, which would be done prospectively, recognizing the effects of such change in estimation in the corresponding future consolidated financial statements.

2.4     Subsidiaries and jointly-controlled entities

Subsidiaries are defined as entity in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such subsidiaries.

Jointly-controlled entities are entities in which the situation described in the foregoing paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix No. 1 of these consolidated financial statements, entitled “Enersis Group Companies”, describes Enersis relationship with each of its subsidiaries and jointly-controlled entities.

2.4.1     Changes in the scope of consolidation

On February 25, 2009, our subsidiary Compañía Distribuidora y Comercializadora de Energía S.A. (“Codensa S.A.”) made a capital contribution amounting to ThCh$23,744,357 in Distribuidora de Energía de Cundinamarca S.A. (“DECA”), that was used to subscribe and pay 489,997 shares, that represents a 48.997% of ownership interest in DECA.  The remaining 51.003% ownership interest in DECA was subscribed and paid by Empresa Eléctrica de Bogotá, a company that has entered into an agreement with our subsidiary Codensa S.A. for the joint control of DECA.

Subsequently, on March 13, 2009, DECA acquired an 82.34% ownership interest in Empresa Eléctrica de Cundinamarca for ThCh$ 48,460,838. As a result of this acquisition DECA recognized a goodwill amounting to ThCh$14,457,069 (see Notes 5.c and 14.2).

During the years 2009 and 2008 there were no other significant changes in Enersis Group’s scope of consolidation. The section entitled “Changes in Enersis Group’s scope of consolidation”, included as Appendix No. 2 to these consolidated financial statements, shows the companies incorporated on consolidation, together with a detail of the related ownership interest percentages.

2.4.2    Companies fully consolidated although the percentage of ownership is less than 50%

Although Enersis Group holds less than a 50% share in Codensa and in Empresa Generadora de Energía Eléctrica S.A. (“Emgesa”), they are deemed to be subsidiaries since the Group exercises control over the entity, directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes.

2.4.3     Companies not fully consolidated although the percentage of ownership is more than 50%

Although Enersis Group holds more than 50% in Centrales Hidroeléctricas de Aysén, S.A. (hereinafter “Hidroaysén”), it is considered to be a jointly-controlled entity because the Group, through contracts and agreements with shareholders, exercises joint control of the entity.

2.5    Basis of consolidation and business combinations

Subsidiaries are consolidated by the global integration method, incorporating into the consolidated financial statements all assets, liabilities, income, expenses and cash flows after making the corresponding adjustments and eliminations for intra-Group transactions.

Jointly-controlled entities are consolidated by the proportional integration method. The Group recognizes, line by line, its share of the assets, liabilities, income and expenses of such entities, so that the aggregation of balances and subsequent eliminations, takes place only in the proportions of Group shares in them.

The results of subsidiaries and jointly-controlled entities are included in the consolidated comprehensive income statement, from the effective date of acquisition until the effective date of disposal or termination of joint control, as appropriate.

The consolidation of the operations of the Parent Company and its subsidiaries, as well as the jointly-controlled entities, was performed applying the following basic principles:

1.       At the date of acquisition, the assets, liabilities and contingent liabilities of the subsidiary or jointly-controlled entity are recorded at market value. In the event that there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the acquired entity, including contingent liabilities, corresponding to the parent’s share, this difference is recorded as goodwill. In the event that the difference is negative, it is recorded with a credit to earnings.

2.       The value of minority shareholder interest in equity and the results of subsidiaries consolidated through global integration are presented, respectively, under the headings “Equity attributable to Minority Interest” in the consolidated statement of financial position and “Net Income attributable to minority interest” and “Other comprehensive income attributable to minority interest” in the consolidated statement of comprehensive income.

3.       The conversion of the financial statements of foreign companies with functional currencies other than the Chilean peso is performed as follows:

a.            For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.            For items in the comprehensive income statement, the average exchange rate for the year is used.

c.             Equity remains at the historical exchange rate from the date of acquisition or contribution, and for retained earnings at the average exchange rate at the date of generation.

Exchange differences that occur in the conversion of the financial statements are registered under the heading “Translation reserves” within Equity (see Note 25.2).

Translation adjustments incurred up to the date that the Group transitioned to IFRS have been transferred to reserves, using the exemption for that purpose in IFRS 1 “First -time Adoption of IFRS” (See Note 40).

All balances and transactions between companies consolidated through global integration, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.       ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a)             Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses it may have experienced. In addition to the price paid to acquire  each item, the cost also includes, where appropriate, the following concepts:

-       Finance expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which require substantial period of time before being ready for use such as, for example, electricity generating or distribution facilities. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 2.66% to 12.6%. The amount capitalized for this concept amounted to ThCh$9,173,217 and ThCh$9,470,558 in 2009 and 2008, respectively.

-       Employee expenses directly related to works in progress, capitalized for the years ended December 31, 2009 and 2008, amounted to  ThCh$16,723,291 and ThCh$18,611,427, respectively.

-       Future disbursements that the Group must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. On a yearly basis, the Group reviews their estimate of these future disbursements, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

-       Items acquired before the date on which the Group’s transitioned to IFRS include within the acquisition cost, where appropriate, asset reappraisals permitted in various countries to adjust the value of the property, plant and equipment for  inflation as of that date. (See Note 15).

Works in progress are transferred to operating assets once the testing period has been completed when they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of whole components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components.

Periodic maintenance, conservation and repair expenses are recorded directly in income as an expense for the year in which they are incurred.

The company, based on the outcome of impairment testing explained in Note 3.d, believes that the book value of these assets does not exceed their net recoverable value.

Property, plant and equipment, net of its residual value, are depreciated by distributing the cost of the different items that compose it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use them. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following tables detail the principal useful lives used to depreciate assets:

Years of estimated useful life
Generating facilities:
Hydroelectric power plants
Civil engineering work	35-65
Electromechanical equipment	10-40
Coal-fired/fuel-oil power plants	25-40
Combined cycle plants	10-25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10-60
Low- and medium-voltage network	10-60
Measuring and remote control equipment	3-50
Other facilities	4-25

In relation to the administrative concessions held by the Group companies, following is a detail of the years to maturity period for concessions that do not have an indefinite term:

Company	Country	Concession term	Period remaining until expiration
Empresa Distribuidora Sur S.A.Edesur (Distribution)	Argentina	95 years	79 years
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	14 years
Transportadora de Energía S.A. (Transmission)	Argentina	85 years	79 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	87 years	79 years
Centrais Eletricas Cachoeira Dourada S.A. (Generation)	Brazil	30 years	19 years
Central Geradora Termeléctrica Fortaleza S.A (Generation)	Brazil	30 years	23 years
Compañía de Interconexión Energética S.A.Cien (Transmission, Line 1)	Brazil	20 years	12 years
Compañía de Interconexión Energética S.A.Cien (Transmission, Line 2)	Brazil	20 years	14 years

Management of the Group evaluated the specific casuistry of each of the aforementioned concessions, which vary by country, business or legal jurisprudence, and concluded that no determining factors exist to indicate that the grantor, which in each case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. Those requirements are essential for applying IFRIC 12 Service Concession Arrangements, which establishes how to record and value certain types of concessions (See Note 3c.2 for concession arrangement within the scope of IFRIC 12).

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)       Investment properties

Investment properties include land and buildings held for the purpose to earn rentals and/or for capital appreciation.

Investment property is measured initially at its cost. Subsequent to initial recognition, investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

The fair value of the investment property is detailed in Note 16.

c)       Intangible assets

c.1)       Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group share of the fair value of assets and liabilities, including identifiable contingent assets and liabilities of a subsidiary as of the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined to exist in the financial statements the year following the acquisition, the prior year accounts presented for comparison purposes, are modified to include the value of acquired assets and liabilities and final goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued at the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of IFRS transition is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (See Notes 14.2 and 40).

Goodwill is not amortized, instead, at each period end, the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if appropriate, immediately adjusts for impairment (see Note 3.d).

In cases where the Group acquires an additional interest in a company that it already controlled and consolidated using the global integration method, the difference between the price of the additional percentage and the balance of "Equity attributable to minority interest” that is derecognized as a result of the acquisition is recorded as goodwill. In cases where the Group sells part of its interest in a controlled company and maintains control after the sale and, therefore, continues to consolidate using the global integration method, the difference between the sale price and the balance of "Equity attributable to minority interest” that must be recognized as a result of the sale is recorded in earnings for the year.

c.2)       Concessions

IFRIC 12 “Service Concessions Arrangements' provides guidance for accounting operators for public-to-private concession arrangements. This accounting interpretation applies if:

a)               The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them and at what price; and

b)               The grantor controls – through ownership, beneficial entitlement or otherwise – any significant residual interest in the infrastructure at the end of the term of the arrangement.

If the aforementioned criteria are met simultaneously, an intangible asset is recognized on books to the extent the operator is entitled to charge the users for the specific use of the public service/facility, and if these charges are strictly based on the extent of use of the facility.

These intangible assets are initially recognized at cost, which is defined as the fair value of the consideration paid, plus any other costs that are directly attributable to the operation. Subsequently, these intangibles are amortized over the period of the concession.

The subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession operator	Type	Country	Term	Remaining Term
Ampla Energía e Serviços S.A. (*)	Electrical energy distribution	Brazil	30 years	17 years
Companhia Energética do Ceará S.A. (*)		Brazil	30 years	19 years
Sociedad Concesionaria Túnel El Melón S.A	Highway infrastructure	Chile	23 years	7 years

(*) Considering that part of the rights acquired by our subsidiaries are unconditional, a financial asset at amortized cost has also been recognized (See Notes 3.f.1 and 6).

-       Borrowing costs incurred during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, such as electricity generating or distribution facilities are capitalized. The interest rate used is that corresponding to specific-purpose financing or, in the absence thereof, the average financing rate of the company making the investment. The average financing rate varies depending mainly on the geographical area and ranges between 11.5% to 12.5% for Ampla and 9.5% to 10.5% for Coelce.  Borrowing cost capitalized totaled ThCh$ 1,992,733 for the year ended December 31, 2009 and ThCh$ 2,648,915 for the year ended December 31, 2008.

-       Cost of employees directly attributable to construction works in progress are also capitalized. Cost of employees capitalized totaled ThCh$ 17,007,228 for the year ended December 31, 2009 and ThCh$ 13,988,133 for the year ended December 31, 2008.

c.3)       Research and development expenses

The Group follow the policy of recording as intangible asset in the statement of financial position, the cost incurred in developed projects as long as their technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. In 2009 and 2008 no research and development expenses were recognized.

c.4)       Other intangible assets

These intangible assets correspond primarily to computer software, easements, patents, trademarks, and water rights. They are initially recognized at acquisition or production cost and, subsequently, are valued at cost net of  accumulated amortization and any impairment losses, where appropriate, that may have occurred.

This group of assets is amortized over its useful life, which in most cases is estimated at five years. Intangible assets with indefinite useful life are not amortized because such contracts are by nature permanent or indefinite.

Criteria for recognizing impairment losses or, if appropriate, recoveries of impairment losses on these assets recorded in prior periods are explained in letter d) of this Note.

d)       Asset impairment

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not independently generate cash flows, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, value in use criteria is used by the Group in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recently available budgets. These budgets incorporate management’s best estimates of revenue and costs of Cash Generating Units using sector projections, past experience and future expectations.

These projections cover the next five years, estimating flows for subsequent years by applying reasonable growth rates between 3.7% and 8.3% that, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which it is carried on. In order to calculate it, the current time value of money and the risk premiums generally used by analysts for the business and the geographical area are taken into account.

The discount rates, before tax, expressed in nominal terms and applied in 2009 and 2008 are the following:

Country	Currency	2009		2008
		Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	9.24%	9.53%	9.90%	10.40%
Argentina	Argentinean peso	19.51%		17.40%
Brazil	Brazilian real	11.32%		12.10%
Peru	Peruvian nuevo sol	9.09%		10.00%
Colombia	Colombian peso	11.45%		11.90%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to "Impairment losses" in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset's value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

-       In the case of commercial assets, the Group has defined a policy for recording impairment provision based on the age of past-due balance, which is generally applied except in cases where a specific collectability analysis is advised (See Note 6).

-    In the case of receivables of a financial nature, impairment is determined by specifically analyzing each case. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non commercial financial assets.

e)       Leases

Leases that transfer substantially all the risks and rewards incidental to ownership are transferred to the lessee are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized when the agreement begins, , recording an assets based on the nature of the lease and a liabilities for the same amounts, equal to the lower of the fair value of the leased asset or the present value of the minimum lease payments. Subsequently, the minimum lease payments are divided between finance expense and reducing the debt. The finance expese is recorded in the income statement and distributed over the period of the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset is amortized in the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset will be amortized over the lesser term between the useful life of the asset and the term of the lease.

Operating lease payments are expensed on a straight-line basis over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

f)        Financial instruments

Financial instrument are contracts that gives rise to both a financial asset for one company and a financial liability or equity instrument of another company.

f.1)          Financial assets other than derivatives

The Group classify their financial investments, whether permanent or temporary, and excluding equity method investments (see Note13) and investments held for sale, into four categories:

-       Trade accounts receivable and other receivables and Accounts receivable from related companies:  These are recorded at amortized cost, which corresponds to initial fair value less principal repayments made, plus interest accrued but uncharged, calculated using the effective interest rate method.

        The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and is charged to financial income or expense over the relevant period. The effective interest rate is the discounts rate e that sets the cash flows receivable or payable estimated over the expected life of thefinancial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or financial liability.

-       Held-to-maturity investments: Investments that Endesa Chile intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

-       Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

-       Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (See Note 11).

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. Changes in fair value, net of taxes, are recorded with a charge or credit to an equity reserve known as “Available-for-sale reserves” until the investment is disposed of, at which time the amount accumulated in this account for that investment is fully charged to the comprehensive income statement. Should the fair value be less than the acquisition cost, if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the comprehensive income statement.

In the case of interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined and, thus, when this occurs, they are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Purchases and sales of financial assets are accounted for using their trade date.

f.2)   Cash and cash equivalents

This account within the statement of consolidated financial position includes cash on hand and in banks, time deposits and other highly-liquid, short-term investments that can be quickly converted to cash and have a low risk of value fluctuations.

f.3)   Financial liabilities other than derivatives

Financial liabilities are generally recorded based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are valued at their amortized cost, using the effective interest rate method (see Note 3.f.1).

In the particular case that a liability is the underlying item of a fair value hedge derivative, it will be exceptionally valued at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt,both for the cases in which is recorded in the statement of financial position and for information on its fair value included in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a floating interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payments currency.

f.4)   Derivative financial instruments and hedge accounting

Derivatives held by the Group correspond primarily to transactions entered into to hedge interest and/or  exchange rate risk, intended toto eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position within “Hedging instrument”. If their value is positive, they are recorded in assets and if their value is negative, they are recorded within liabilities.

Changes in the fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge is highly effective, are met. In this case, changes are recorded as follows:

-       Fair value hedges The underlying portion for which the risk is being hedged is valued at its fair value as is the hedge instrument, recording any changes in the value of both in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

-       Cash flow hedges Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as "Hedging Reserves". The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

A hedge is considered highly effective when changes in the fair value or the cash flows of the underlying item directly attributable to the hedged risk, are offset by changes in the fair value or the cash flows of the hedging instrument, with effectiveness ranging from 80% to 125%.

The Company does not apply hedge accounting to its investments abroad.

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

-       The sole purpose of the agreement is for the own use.

-       The Group’s future projections justify the existence of these agreements with the purpose of own use.

-       Past experience with agreements shows that they have been utilized for own use, except in certain isolated cases in which they had to be used for exceptional reasons or reasons associated with logistical management issues outside the control and projection of the Group.

-       The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel and other supplies, meet the conditions described above. Thus, the purpose of fuelpurchase agreements is to be used to generate electricity, the electricity purchase contracts are used to materialize sales to end-customers and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of embedded derivatives in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract as long as the set is not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

The fair value of the various derivative financial instruments is determined using the following procedures:

-       For derivatives traded on active formal markets, by its quoted price as of year end.

-       Where such prices are not available, the Group calculates its fair value by performing discounted cash flows analysis using the applicable yield curve for the duration of the instruments, or by using generally accepted option pricing models, based on current and future market conditions at year end.

g)       Investments in associates accounted for using the equity method

Investments in associates in which the Group has significant influence are recorded using the equity method. In general, significant influence is assumed in cases in which the Group has more than 20% interest.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that the Group interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount were negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from the Group to support the company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded within “Share of the profit (loss) of associates accounted for using the equity method".

Appendix 3 “Enersis Group Associated Companies”, included in these consolidated financial statements, provides information about Enersis' relation with each of its associates.

h)       Inventories

Inventories are valued at the lesser of its weighted average acquisition price or its net realizable value.

i)         Non-current assets held for sale and discontinued operations

The Group classifies as “Non-Current Assets and Disposal Groups Held for Sale” property, plant and equipment, intangible assets or investments under the heading “Equity Method Accounted Investment in Associates” if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current assets or disposal groups are available for immediate sale in their present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. Depreciation on such assets ceases from the time they are classified as held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the accompanying consolidated statement of financial position as a single line item within assets called “Non-current assets and disposal groups held for sale” and as a single line item within liabilities called "Liabilities included in disposal groups classified as held for sale".

The Group classifies as “Discontinued operations” that represents a separate major line of business or are part of a single coordinated plan to dispose of a separate major line of business that either has been disposed of, or are classified as held for sale, The Group also classified as “Discontinued operations” a subsidiary acquired exclusively with a view to resale. The components of profit or loss after taxes from discontinued operations are presented as a single line item in the consolidated comprehensive income statement as “Profit (loss) from discontinued operations, net of tax”.

j)        Treasury shares

Treasury shares are deducted from “Equity” in the consolidated statement of financial position and valued at acquisition cost.

Gains and losses obtained in disposing of the treasury shares are recorded within “Retained Earnings” in the consolidated statement of financial position. As of December 31, 2009, the Company has no treasury shares and had no transactions with treasury shares during the years 2009 and 2008.

k)       Deferred revenues

This account primarily includes, contributions received from customers or government entities to finance construction or acquisition of certain facilities or, in some cases, facilities that are directly transferred based on current regulations in each country.

These amounts are recorded as deferred revenues within liabilities in the consolidated statement of financial position and charged to earnings in the account "Other operating income" within the consolidated statement of comprehensive income over the useful life of the asset, thus offsetting the depreciation expense.

The transactions that originated the amounts recorded in this account are not within the scope of IFRIC 18, Transfers of Assets from Customers, which was applicable starting on July 1, 2009.

l)        Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events for which equity damage for the Group is likely liable, whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Group will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

l.1)   Provisions for post-employment benefit and similar obligations

Certain of the Group companies have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except as regards certain non-monetary benefits, mainly electricity supply obligations, which, due to their nature, have not been externalized, and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately to the extent that the benefits are already vested, and otherwise are amortized on a straight-line basis over the average period until the benefits become vested.

The defined benefit plan obligations in the statement of financial position represent the present value of the defined benefit obligations as adjusted for unrecognized actuarial gains and losses and unrecognized past service costs, as reduced by the fair value of plan assets.

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item "Post-employment benefit obligations" within non-current liabilities in the consolidated statement of financial position and any negative difference is recognized under line item “Other Financial Assets” within non-current assets in the consolidated statement of financial position, provided that such negative difference is recoverable by the Group, usually through a reduction in future contributions.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

The actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets are recognized directly under “Equity – Retained earnings”.

m)     Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences, net" in the comprehensive income statement.

Likewise, as of each year end, balances receivable or payable in a currency other than each company's functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences, net" in the comprehensive income statement.

The Group has established a policy to hedge the portion of its revenue that is directly linked to the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

n)       Current/Non-Current Classification

In the accompanying consolidated statement of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company's discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

o)       Income tax

Income taxes for the year are determined as the sum of current taxes from the Group numerous subsidiaries and result from applying the tax rate to the taxable base for the year, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized.

Current taxes and changes in deferred tax assets and liabilities that are not coming from business combinations are recorded in income or in equity accounts in the statement of financial position, based on where the gains or losses originating them were recorded.

Any fluctuations from business combinations that are not recorded upon taking control because their recovery is not assured are recognized by reductions, if appropriate, to the value of goodwill accounted for in the business combination.

Deferred tax assets and tax credits are recognized only when it is likely that there will be future tax gains sufficient enough to recover deductions for temporary differences and make use of tax losses.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which The Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied at a given moment to current tax liabilities are credited to earnings within the income tax account, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

p)       Revenue and expense recognition

Revenue and expense are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the year occurs, provided that this inflow of economic benefits results in an increase in equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable arising therefrom.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, by reference to the stage of completion of the transaction at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits received by it when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services which are of a similar nature, the exchange is not regarded as a transaction which generates revenue.

The Group records for the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale or usage requirements expected by the entity.

Interest income is recognized by reference to the effective interest rate applicable to the principal outstanding over the related repayment period.

q)       Earnings per share

Basic earnings per share are calculated by dividing profit or loss  attributable to equity holders of the Parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding, if any, the average number of shares of the Parent held by the Group.

During 2009 and 2008, the Group did not perform any transactions of any kind that have dilutive potential effect leading to diluted earnings per share that could differ from the basic earnings per share.

r)       Dividends

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company's by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Enersis highly fragmented share capital, as of the end of each year the amount of the obligation to its shareholders, net of interim dividends approved during the year, is determined and accounted for in "Trade accounts payable and other payables" or " Accounts payable to related companies ", as appropriate, and charged to equity in the account “Proposed dividend reserves”.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is shareholders at the Ordinary Shareholders’ Meeting.

s)        Cash flow statement

The cash flow statement reflects the changes in cash that took place in the year in relation to both continuing and discontinued operations, calculated using the indirect method. The following terms are used in the consolidated cash flow statements:

-          Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly-liquid investments maturing in less than three months with a low risk of changes in value.

-          Operating activities are the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

-          Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-          Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the Group.

4.       SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. We discuss below the main characteristics of each business.

4.1    Generation:

Chile

In Chile the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry for Mining –whose compiled and coordinated text was established by DFL No. 4 issued in 2006 by the Ministry for Economy– as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: The National Energy Commission (CNE), which has the authority for proposing regulated tariffs (node prices), which require the final approval of the Ministry of Economy and prepares the indicative plan, a ten-year guide for the expansion of the system that must be consistent with the calculated node prices; the Superintendency of Electricity and Fuels (hereinafter, SEF), sets and enforces the technical standards of the system and the proper compliance with the law.; and, the recently created Ministry for Energy, which will be responsible for proposing and guiding public policies on energy matters, and it combines together the SEF, the NCE and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing an integrated view of the energy sector. The Ministry of Energy also includes an Agency for Energy Efficiency and a Center for Renewable Energy.

The Chilean Electricity Law has established a so called “Experts Panel” whose main task is to resolve potential discrepancies among electricity companies.

The Chilean electrical sector is divided into four interconnected electrical systems: the Sistema Interconectado Central (hereinafter, SIC), the Sistema Interconectado del Norte Grande (hereinafter, SING), and two separate medium-size systems located in southern Chile, one in Aysén and the other in Magallanes. The SIC is the main electrical system covering 2,400 km, connecting Taltal in the northern part with Quellon, on the island of Chiloe, in the southern part of the country . The SING covers the far northern part of the country, from Arica down to Coloso, covering approximately 700 km.

The electrical industry is divided into three business segments, Generation, Transmission, and Distribution, operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining quality and safety service standards required by the electrical regulations. Given their characteristics, Transmission and Distribution businesses are natural monopolies, and are segments regulated as such by the electrical law, requiring free access to networks and establishing regulated tariffs.

Under the Chilean Electricity Law, companies engaged in Generation and Transmission on an interconnected electrical system must coordinate their operations in a centralized manner through the Centro de Despacho Económico de Carga (CDEC) in order to operate the system at minimum cost while maintaining service safety. For this reason, the CDEC plans and operates the system, including the calculation of the so called “marginal cost”, which is the price at which energy transfers among generators performed through the CDEC are valued.

Therefore, each company’s decision to generate electricity is subject to CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between sales to customers and energy supply, is sold to, or purchased from, other generators at the marginal cost.

An electricity generator company may have the following types of clients:

(i)       Regulated customers: Corresponds to those residential and commercial consumers and small and medium size businesses with a connected maximum capacity equal to, or less than, 2,000 KW that are located in the concession area of a distributor company. Until 2009, the transfer prices between generators and distributors companies were capped at a maximum value called node price, which is regulated by the Ministry of Economy. Node prices are determined every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning on 2010, the transfer prices between generators and distributors will be established in bidding processes carried out by these companies.

(ii)     Unregulated customers: Corresponds to those customers, mainly industrial and mining companies, with a connected maximum capacity over 2,000 KW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 KW have the option of contracting energy at prices agreed upon with their suppliers or choosing to be subject to regulated prices, either they must stay at least four years in each price regime.

(iii)    Spot market: Represents the energy and capacity transactions among generators that result from the CDEC coordination intended to the economic operation of the system, where the excess (surpluses/deficits) between the energy supply and the energy to comply with business commitments are transferred through sale (purchase) to the other generators in the CDEC. In the case of energy, transfers are valued at the marginal cost; in the case of capacity, at the node prices.

In Chile, the capacity that must be remunerated to each generator depends on an annual calculation performed by the CDEC, which yields the final capacity of each power plant, which is independent from the dispatched capacity.

Beginning on 2010 with the enactment of Law 20,018 distributor companies must have permanently available supply to cover their entire demand, as such they have to undertake long-term public bids.

In regards of renewable energies, in April of 2008 it was enacted Law No. 20,257 which encourages the use of Non-Conventional Renewable Energies (ERNC). The main aspect of the law is requiring generators to provide, between 2010 and 2014, at least 5% of their energy from renewable sources, and progressively increasing in a 0.5% from 2015 until 2024, where 10% would be reached.

Brazil, Argentina, Peru and Colombia

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid that certain levels of economic concentration and/or market practices may cause a decline in this activity. Unlike Chile, government companies participate in the electricity sector together with private capital in the electricity generation, transmission and distribution activities.

The participation of companies in different activities (generation, distribution, and commercial), is allowed, as long as these activities are properly separated, both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In regards to the main characteristics of the electricity generation business, one can indicate that in general these are open markets in which private players are free to make their own investment decisions. The exception is Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electrical system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects.

The operation is coordinated in a centralized manner in which an independent operator coordinates the dispatch of electrical charges, except for Colombia, where charge dispatched is based on prices offered by the players, in the other countries charge dispatch is centralized, based on variable production costs, seeking to assure the fulfillment of the demand at a minimum cost for the system. On the basis of such charge dispatch, the marginal cost, which defines the price for spot transactions.

Nevertheless, it should be pointed out that currently Argentina and Peru intervene to some extent in the formation of price in these marginal generation markets. This occurs in Argentina after the 2002 crisis, and in Peru as a result of a recent Emergency Law enacted in 2008 that defines a marginal idealized cost, considering that no actual restrictions exist on the transportation system for gas and electricity.

In these four countries generation players are able to sell energy through contracts in the regulated market or in the unregulated market, and trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define such a status vary in each market. The principal differences among the markets involve the way of regulating the sale of energy among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users.

Initially, Argentine law contemplated that the selling price charged by generators to distributors would have to be obtained from a centralized calculation of the average spot price expected for the next six months. However, after the 2002 crisis, Argentine authorities have established the price arbitrarily, forcing intervention in the marginal system and provoking a mismatch between actual generation costs and payment of the demand through distributors.

In Brazil, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities define maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In Colombia distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market. And they are able to buy energy in the spot market. Prices paid by end users reflect an average of the purchase price.

In Peru, just like in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that the public bids for energy would be based on distributor requirements. At present, contracts between generators and distributors are in force at “bar price”, which is defined on the basis of a centralized calculation. Nevertheless, since 2007 contracts are based on public bids. Authorities approve bidding bases and define the maximum price for each bid.

With the exception of Colombia, in all the other countries there is some statute in force that promotes use of renewable energy. In practical terms, there are no incentives or obligations as those in Chile that would push these renewable energy technologies to be competitive on a greater scale. Authorities are responsible for promoting specific bidding processes benefiting from special conditions in order to make these projects viable.

4.2    Distribution:

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is an essentially regulated activity.

Chile

The electricity distribution business in which the Company operates is governed by concession contracts that set aside a strict zone in which energy supply services can be provided. This enables the operating companies to develop their distribution business on a platform of tariff regulated by the authorities and in accordance with applicable laws.

Tariff-setting processes and regulatory issues

Establishing distribution tariff: In March of 2008, holders of distribution concessions delivered to the Superintendence for Electricity and Fuel (SEF) information on operating costs for 2007 in order for the SEF to establish the distribution added value (DAV), which is statutorily required to be estimated every four years. However, in September 29, 2008, Chilectra submitted to the experts panel objections as to how operating costs were established for 2007 by the SEF with respect to the acquisition of energy from the distribution point, which costs in the judgment of Chilectra were understated. On October 22, 2008, the experts panel issued a decision favorable to Chilectra.

In April of 2008, the Chilean National Commission for Energy (NCE) issued the final technical bases together with a classification of typical distribution areas for DAV studies. Chilectra was the only concession holding company classified at Typical Area 1. In May of 2008, the studies were started with the delivery of the first report requested by the NCE, and on September 3, 2008 Chilectra submitted its study.

On April 8, 2009, the Ministry for Economy, Development and Reconstruction published Decree 385, which sets forth tariff-setting formulae applicable to supply —subject to regulated prices described in this statute— done by distribution concession-holding companies indicated therein. The tariffs to which Decree 385 was applicable have retroactive effect as from November 4, 2008 backwards. The Decree’s impact on tariffs charged to residential customers was equivalent to a drop of approximately 2.4% in billing.

Establishing Tariffs for Associated Services: In 2008, in connection with the process for establishing distribution tariff, a part of the process for establishing tariff for services associated with supply of distribution electricity was completed. On December 29, 2008, the studies prepared by the consultant working with the NCE were published on the NCE web page for companies to comply with them. In fact, on January 13, 2009, Chilectra issued its main observations, whereas the CNE published the relevant technical report on March 2, 2009, which was amended and published on April 3, 2009. On April 7, 2009, the companies submitted objections to the technical report with an experts panel, which passed down a ruling on May 25, 2009. On the basis of this ruling, the NCE prepared the decree establishing prices for associated services and that later on the Ministry of Economy sent to the Controllership Office for final review. As a result of several filings made with the Controllership Office motivated by the fact that the decree had retroactive effect, the Ministry of Economy withdrew the decree from the Controllership Office in order to amend it.

On December 4, 2009 the Ministry of Economy, Development and Reconstruction published in the Official Gazette decree No. 197/2009, which establishes prices for services associated with electricity distribution, but not consisting in energy supply, which are effective beginning on the date the decree was published in the Official Gazette. The decree’s economic effect is that it slashes revenue by approximately Ch$3,000 million for 2009.

Establishing the annual value of Sub-transmission Systems: Law No. 19,940 of the Ministry of Economy, Development and Reconstruction published in the Official Gazette on March 13, 2004 introduced a tariff-setting process which establishes the annual value of sub-transmission systems every four years.

In this regard, the first tariff-setting process began in 2005 and on January 9, 2009 decree No. 320 from the Ministry of Economy, Development and Reconstruction was published in the Official Gazette which establishes tariff for sub-transmission and their associated indexation formulae. The decree is effective beginning on January 14, 2009 and it is believed that its effect will be a fall in income before taxes of Ch$52,000 million a year if current market conditions remain as well as the criteria for retribution established for this business activity.

On August 4, 2009, decree No. 144/2009 was published in the Official Gazette which approves the regulation that sets forth the procedure for carrying out studies for determining the annual value of sub-transmission systems.

Through resolution No. 650 issued on July 2, 2009 the NCE started the process for establishing the annual value of sub-transmission systems for the 4-year period 2011-2014 by establishing the terms and conditions to form the Register of Users and Institutions interested in this process.

On November 9, 2009 the NCE sent to the companies the “Final Bases for Studies to Determine the Annual Value of Sub-transmission Systems in the 4-year period 2011-2014”. Companies filed objections with respect to this with the experts panel on November 23, 2009. The objections were settled by ruling 15/2009 dated December 15, 2009. In particular, the experts panel issued a resolution favorable to the objections submitted by Chilectra.

Establishing the Annual Value of Main Transmission Systems: On October 13, 2009 NCE published the “Final Technical and Administrative Bases for Performing Main Transmission Studies”.

On December 2, 2009 the NCE published the final version of the “Final Technical and Administrative Bases for Performing Main Transmission Studies” after the resolution of the experts panel concerning the objections submitted on October 29, 2009.

As of this date, the Main Transmission Study is at a stage where bids are invited.

Main Transmission System Charges: Process for determining the so-called single charge for main transmission costs. In this regard, in January 2008, decree No. 207/2007 was published in the Official Gazette which establishes main system installations, the common influence area, the annual value of transmission by stretch and its components, and indexation formulae for the 4-year period 2007-2010. This decree orders also that the Economic Center for Charge Dispatch should calculate the main unit charge value that has retroactive effect as of March 13, 2004.

In June of 2009 the NCE published a decree that establishes Node Price No. 125 and which defines the single charge for main transmission in each electrical system, setting the value of 0.625 Ch$/kWh for the central interconnected system for clients who have connected wattage lower than, or equal to, 2MW. This charge is effective beginning on May 1, 2009.

In January of 2010 the NCE published a decree that establishes Node Price No. 281 and which defines the single charge for main transmission in each electrical system, setting the value of 0.754 Ch$/kWh for the central interconnected system for clients who have connected wattage lower than, or equal to, 2MW. This charge is effective beginning on November 1, 2009.

Node Price: On June 16, 2009 decree No. 125 of the Ministry of Economy, Development and Reconstruction was published that sets node prices and has retroactive application beginning on May 1, 2009.

On October 16, 2009 the NCE issued resolution No. 1063 setting new node prices for the Central Interconnected System, because as of October 1, 2009 it verified that the energy node price at the Central Interconnected System had reached a decreasing accumulated variation greater than 10%. The new tariff are in force as of October 16, 2009.

On January 4, 2010 decree No. 281 of the Ministry of Economy, Development and Reconstruction was published that sets node prices and has retroactive application beginning on November 1, 2009.

Ministry of Energy:

On December 3, 2009, Law No. 20,402 was published in the Official Gazette. This law creates the Ministry of Energy and introduced amendments to Law No. 2,224 of 1978 and to other statutes.

This law became effective as of the first day of the month following the one in which it was published, except for the provisions contained in the transitory articles of the law, which are effective as of the date of publication.

Law No. 20,402 restructures the public sector as regards energy and groups together typical functions associated with energy, ending the current dispersal of functions, and ending the dependence on the National Commission for Energy, the Superintendence for Electricity and Fuel, and the Chilean Commission for Nuclear Energy, all of which will have to communicate now with the executive power through the Ministry of Energy. In addition to the new Ministry of Energy, the future Chilean Agency for Energy Efficiency was created, which will take its place alongside the already existing Center for Renewable Energies.

Regarding the functions of the New Ministry of Energy, this ministry will take over some of the tasks that now a days are performed by the ministries of mining and economy, such as determining the parity prices contained in the funds for stabilizing the prices of oil, and the entering into Special Contracts for the Operation of Hydrocarbons, as well as taking over the competences that the Ministry of Economy had been assigned as regards gas and electricity (final concessions; transmission systems; operation and supply of electrical services; and issuance of regulations), among others.

On the other hand, the Ministry of Energy is statutorily required to promote the use of unconventional renewable energies, energy efficiency, sustainable development, and the protection of the environment, as well as policies contemplating social and rural energization, among other things.

The law in question created for the Ministry of Energy the power to establish minimum standards of energy efficiency, prohibit the sale of inefficient products, and determine what products must obtain an energy efficiency certificate. At the same time, the Ministry of Energy will have a mandate to request information, relevant to its tasks, from public bodies, companies and legal entities operating in the energy sector, and from users not subject to price regulation.

Rest of Latin America

In Peru, the VAD is calculated every 4 years, also using the model company method based on a typical area.  During 2009 the VAD process was performed to determine the tariff of the next 2009-2013 period.

In Brazil there are three types of tariff adjustments:

(i)             Ordinary Tariff Reviews (“RTO”) which are conducted in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years).

(ii)           Annual adjustment (IRT); and

(iii)          Extraordinary Reviews.

In the case of the Group companies, the latest RTO occurred in 2007 for Coelce and in 2009 for Ampla.

In Colombia, the “Comisión de Regulación de Energía y Gas” (“CREG”) established in 2008 a new methodology for calculating the return rate applicable to the compensation of the distribution, and a new methodology for establishing the charges for use of regional transmission and local distribution systems. In October of 2009 the CREG published the distribution charges for Codensa for the period 2009-2013.

In Argentina, the tariffs were frozen since the country’s default on payments in 2001. Edesur’s tariff restructuring begins with the enforcement of the “acta acuerdo” in 2007. Begining in that year, tariff adjustments (positive effect on distribution added value, VAD) and inflation adjustments (cost monitoring mechanism, CMM) have been made. However, an Overall Tariff Review (“RTI”) is yet to be performed on Edesur’s concession contract.

In all the countries a distinction can be drawn between customers supplied energy under regulated conditions, and customers supplied energy under freely negotiated conditions. In each country the limits up to which energy supply can be negotiated freely are as follows:

Country	Minimum MW
Argentina	0.03
Brazil	3.0
Chile	0.5
Colombia	0.1
Peru	1.0

5.         Cash and cash equivalents

a)       The detail of cash and cash equivalents as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

Cash and Cash Equivalents	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Cash on Hand	2,033,228	3,141,353	384,290
Bank balances	280,296,850	186,008,671	124,440,931
Time Deposits	631,827,134	671,273,838	361,385,113
Other fixed-income investments	220,743,609	457,638,101	102,666,731

Total	1,134,900,821	1,318,061,963	588,877,065

Time deposits has a maturity of three months or less from their date of acquisition and earn the market interest for this type of investments. The other short-term investments debt securities mainly comprise of resale agreements with maturity of 30 days or less. There are no amounts of cash and cash equivalents balances held by the Group that are not available for its use.

b)       The detail of cash and cash equivalents by type of currency is as follows:

Currency	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$
Chilean peso	171,799,777	462,051,927	93,419,235
Argentine peso	28,624,735	34,431,374	19,238,111
Colombian peso	395,598,094	237,747,307	96,263,946
Brazilian Real	370,793,677	318,762,025	291,404,234
Peruvian Soles	21,485,345	17,347,852	7,937,931
U.S. dollar	146,599,193	247,721,478	80,613,608
Total	1,134,900,821	1,318,061,963	588,877,065

c)       The following table set forth the amounts paid for the acquisition of associates and other entities, during 2009 and 2008:

Acquisitions of Associates and Other Entities	12-31-2009	12-31-2008
	ThCh$	ThCh$
Amounts Paid for Acquisitions in Cash and Cash Equivalents	(23,744,357)	-
Amount of Cash and Cash Equivalents in Entities Acquired	3,832,195	-
Assets and Liabilities Other than Cash or Cash Equivalents in Entities Acquired	12,828,632	-
Total Purchase Consideration Paid to Acquired Entities, Net (*)	(7,083,530)	-

(*) Corresponds to a 48.997% of goodwill recognized by DECA in the acquisition of Empresa Eléctrica de Cundinamarca. As DECA is a jointly controlled entity (See Notes 2.5), is reported by our subsidiary Condesa S.A. using proportionate consolidation (See Notes 2.4.1 and 14.2).

6.         TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

The detail of trade and other receivables as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

Trade accounts receivable and other receivables, gross	Balance at
	12-31-2009		12-31-2008		01-01-2008
	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and Other Receivables, Gross	1,312,802,776	198,609,866	1,476,578,040	319,283,809	1,324,272,232	268,370,611
Trade Receivables, Gross	1,266,953,322	128,738,890	1,404,510,966	177,333,954	1,179,047,485	84,595,808
Other Receivables, Gross	45,849,454	69,870,976	72,067,074	141,949,855	145,224,747	183,774,803

Trade accounts receivable and other receivables, net	Balance at
	12-31-2009		12-31-2008		01-01-2008
	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and Other Receivables, Net	1,138,646,562	194,977,413	1,313,066,854	319,283,809	1,159,930,650	253,273,272
Trade Receivables, Net (1)	1,097,562,493	126,907,444	1,242,285,448	176,469,559	1,020,713,162	70,043,630
Other Receivables, Net (2)	41,084,069	68,069,969	70,781,406	142,814,250	139,217,488	183,229,642

(1) Includes Ch$69,092 million corresponding to accounts due to our subsidiary Cachoeira Dourada S.A. from Compañía de Electricidade de Goiás (CELG), arising in years prior to 2004. CELG (a state-owned Company of the State of Goiás) has currently recognized its outstanding debt and is negotiating a loan from the financial institution BNDES to obtain the proceeds to pay its debt. The Board of Directors of Enersis anticipates a favorable outcome as a result of such negotiations and expects to recover at least the carrying amount recognized.

(2) The non-current portion includes the financial asset classified as loans and receivables measured at amortized cost arising from application of the requirements of IFRIC 12, Service Concession Arrangement  totaled ThCh$34,203,618, ThCh$23,553,568 and ThCh$20,867,696 as of December 31, 2009 and 2008, and January 1, 2008, respectively.

In general, no interest is charged on trade and other receivables.

There are no amounts trade and other receivables balances held by the Group that are not available for its use.

There are no significant balance transactions with single external customers in relation to the Group’s total revenues or receivables.

Refer to Note 7.1 for detail information about amounts, terms and conditions associated with accounts receivable from related companies.

The analysis of the age of trade receivables past due but not impaired as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

Trade accounts receivable past due and unpaid but not impaired	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$
Less than three months	170,338,640	181,837,068	179,469,711
Between three and six months	29,491,746	31,165,710	37,983,191
Between six and twelve months	67,272,982	28,508,481	38,159,015
Greater than twelve months	108,528,471	150,191,655	140,416,101
Total	375,631,839	391,702,914	396,028,018

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due Impaired	Current and
Non-Current
ThCh$
Balance at January 1, 2008	179,438,921
Increases (decreases) for the year	26,106,863
Amounts written-off	(42,487,884)
Foreign Currency Translation Differences	453,286
Balance at December 31, 2008	163,511,186
Increases (Decreases) for the year	38,090,116
Amounts Written-off	(26,875,711)
Foreign Currency Translation Differences	3,063,076
Balance at December 31, 2009	177,788,667

7.       BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Related party transactions are performed at current market conditions.

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

As of the date of these financial statements, no guarantees have been given or received nor any allowance for bad or doubtful accounts has been recorded in respects of receivable balances.

7.1    Balances and transactions with related companies

The detail of the amounts receivable and payable between the Company and its related companies is as follows:

a)               Accounts receivable from related companies:

							Balance at
							Current			Non-Current
Tax ID	Country	Company	Description of the Transaction	Term of the Transaction	Nature of the Relationship	Currency	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Peru	E. E. Piura	Other	Less than 90 days	Common Immediate Parent	Soles	187,654	50,178	73,034	-	-	-
Foreign	Peru	E. E. Piura	Other	Less than 90 days	Common Immediate Parent	Ch$	5,199	-	-	-	-	-
Foreign	Spain	Endesa Energía S.A.	Other	Less than 90 days	Common Immediate Parent	CPs	23,575	51,827	-	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Other	Less than 90 days	Related to Immediate Parent	US$	245,659	319,769	225,144	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Other	Less than 90 days	Related to Immediate Parent	Ar$	52,688	-	-	-	-	-
Foreign	Argentina	Eléctrica Cabo Blanco S.A.	Other	Less than 90 days	Common Immediate Parent	Soles	1,579	-	-	-	-	-
Foreign	Peru	Generalima S.A.	Other	Less than 90 days	Common Immediate Parent	Soles	1,579	-	-	-	-	-
Foreign	Italy	Enel	Other	Less than 90 days	Ultimate Controlling Party	Ch$	219,278	-	-	-	-	-
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ar$	154,115	93	772	-	-	-
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ch$	-	-	-	-	-	-
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ar$	16,241,814	18,455,984	9,122,231	-	-	-
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ch$	3,121	-	-	-	-	-
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	US$	15,586	160,545	197,432	-	-	-
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	Euros	26,980	770,108	561,046	-	-	-
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	Ch$	424,958	-	-	-	-	-
Foreign	Spain	ENDESA, S.A.	Commercial Current Account	Less than 90 days	Immediate Parent	US$	-	13,611	272,825	-	-	-
76.788.080-4	Chile	GNL Quintero S.A.	Commercial Current Account	Less than 90 days	Associate	US$	-	4,198,715	40,175,603	-	-	-
76.418.940-k	Chile	GNL Chile S.A.	Other	Less than 90 days	Associate	US$	577,755	725,127	1,873,672	-	-	-
76.418.940-k	Chile	GNL Chile S.A.	Other	Less than 90 days	Associate	Ch$	285,024	-	-	-	-	-
76.583.350-7	Chile	Konecta Chile S.A.	Other	Less than 90 days	Associate	Ch$	547,069	735	77,625	-	-	-
76.583.350-7	Chile	Konecta Chile S.A.	Other	Less than 90 days	Associate	Ch$	599	-	-	-	641,336	505,026

		Total					19,014,232	24,746,692	52,579,384	-	641,336	505,026

b)               Accounts payables to related companies:

							Balance at
							Current			Non-Current
Tax ID	Country	Company	Description of the Transaction	Term of the Transaction	Nature of the Relationship	Currency	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
							ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Peru	E E Piura	Other	Less than 90 days	Common Parent	Soles	718,613	857,324	369,810	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to immediate Parent	Ar$	144,655	-	-	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	Ch$	866,168	73,115,919	32,726,350	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	R$	582	1,833,779	7,493,872	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	US$	71,447,653	-	-	-	-	-
Foreign	Spain	Endesa Latinoamérica S.A.U. (1)	Other	Less than 90 days	Related to Immediate Parent	US$	2,644,130	-	-	3,556,672	8,977,789	8,161,792
Foreign	Spain	ENDESA, S.A.	Other	Less than 90 days	Related to Immediate Parent	US$	-	-	-	-	-	-
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ar$	99,036	112,398	130	-	-	-
96.806.130-5	Chile	Electrogas S.A.	Commercial Current Account	Less than 90 days	Associate	Ch$	263,041	1,804,673	256,002	-	-	-
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ar$	16,763,778	14,436,259	10,317,134	-	-	-
Foreign	Argentina	Endesa CEMSA S.A.	Other	Less than 90 days	Associate	R$	19,000,085	23,861,636	17,908,150	-	-	-
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	US$	8,038	-	386,482	-	-	-

		Total					111,955,779	116,021,988	69,457,930	3,556,672	8,977,789	8,161,792

(1)     The balance payable to Endesa Latinoamérica S.A.U. relates to a loan granted to Compañía Interconexao Energética S.A. (Cien) to purchase machinery and equipment necessary to complete the construction of its second transmission line. The loan is denominated in US dollars, bears an annual interest rate of 8.08% and matures in May of 2012.

c)               Significant transactions and their effects in profit or loss:

Transactions with related companies and their effects in profit or loss for the years ended December 31, 2009 and 2008 is as follows:

Tax ID	Country	Company	Nature of the Relationship	Description of the Transaction	12-31-2009	12-31-2008
					ThCh$	ThCh$

Foreign	Argentina	Endesa CEMSA S.A.	Associate	Energy Purchases	(110,444)	-
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Energy Sales	12,489,207	19,870,268
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Loans	6,149,685	-
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Gas Consumption	(55,180,792)	(46,618,707)
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Transmission and Transportation Tolls	4,823,010	5,580,305
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Other Services Rendered	33,716	-
Foreign	Peru	E E Piura	Common immediate Parent	Energy Purchases	(9,528,999)	(9,935,134)
Foreign	Peru	E E Piura	Common Immediate Parent	Other Services Rendered	243,809	5,176
Foreign	Peru	E E Piura	Common Immediate Parent	Energy Sales	968,848	-
Foreign	Spain	Endesa Energía S.A.	Common immediate Parent	Other Services Rendered	35,352	-
Foreign	Spain	Endesa Latinoamérica S.A.U.	Immediate Parent	Loans	1,533,007	(797,186)
Foreign	Spain	Endesa Servicios S.L.U.	Common Immediate Parent	Other Services Rendered	480,584	909,196
Foreign	Peru	Generalima S.A.	Common Immediate Parent	Other Services Rendered	113,001	-
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Energy Sales	398,267	-
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Other Services Rendered	37,651	11,256
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Loans	(247,192)	-
Foreign	Argentina	SACME	Associate	Other Services Rendered	(759,968)	-
Foreign	Italy	Enel	Ultimate Controlling Party	Other Services Rendered	688,898	-
96.806.130-5	Chile	Electrogas S.A.	Associate	Gas TransportationTolls	(1,239,471)	-
76.583.350-7	Chile	Konecta Chile S.A.	Associate	Loans	49,992	-
76.583.350-7	Chile	Konecta Chile S.A.	Associate	Other Services Rendered	3,028	12,120

				Total	(39,018,812)	(30,962,706)

Transfers of short-term funds between related companies are treated as current cash transactions, with associated variable interest rates based on market conditions. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

7.2    Board of directors and key management personnel

Enersis is managed by its Executive Officers under the direction of its Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors was elected at the General Shareholders Meeting held on April 15, 2009. The Chairman, Vice Chairman, and Secretary positions of the Board were designated at the same Meeting.

a)         Accounts receivable and payable and other transactions

•         Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and Key Management Personnel.

•         Other transactions

No other transactions have been performed between the Company and the members of the Board of Directors and Key Management Personnel.

b)         Compensation of Directors

In accordance with article 33 of Law No. 18,046, which governs stock corporations, the compensation of Directors is established each year at the General Shareholders Meeting of Enersis S.A. The method to determine the remuneration of Directors has not changed since 2001.

The remuneration consists of paying a variable annual compensation equal to a one-thousandth portion of the profit for the year. Also, each member of the Board will be paid a monthly compensation determined as follows:

-      UF 72.74 as monthly fee fixed; and

-      UF 36.37 as per diem for Board meetings attendance.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. The remuneration for the Chairman of the Board will be twice that for a director, and the compensation of the Vice Chairman will be 50% higher than that for a director.

Any payment in advance received will be deducted from the annual variable compensation with no reimbursement if the annual variable compensation is lower than the aggregated payment in advances. The variable compensation will be paid after the General Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports relating to a corresponding year.

If any Director of Enersis S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enersis S.A. has a direct or indirect ownership interest, such Director can be compensated for his/her participation in only one of those Boards.

The Executives Officers of Enersis S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enersis S.A. Nevertheless, the executives can receive such compensation or per diem providing that are authorized as payment in advance over the variable portion of their remuneration received from the respective companies for which the executives are employed.

Directors Committee:

Each member of the Directors Committee receives a per diem of UF 36.37 for each attended meeting, capped at 12 annual remunerated meetings. The members of the Directors Committee have been receiving the same determined remuneration since 2001.

Audit Committee:

Each member of the Audit Committee receives a per diem of UF 36.37 for each attended meeting, capped at 6 annual remunerated meetings. The members of the Audit Committee have been receiving the same determined remuneration since 2005.

The following tables set forth the compensation paid to the members of the Board of Directors, Directors Committee and Audit Committee as of December 31, 2009 and 2008:

Name	Position	12-31-2009
		Period in position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors Committee ThCh$	Audit Committee ThCh$
Pablo Yrarrázaval Valdés	Chairman	01/01/09 to 12/31/09	55,012	-	8,388	-
Andrea Bentran	Vice Chairman	08/01/09 to 12/31/09	-	-	-	-
Rafael Miranda Robredo	Director (*)	01/01/09 to 12/31/09	35,854	-	-	-
Pedro Larrea Paguaga	Director	01/01/09 to 07/29/09	16,856	-	-	-
Hernán Somerville Senn	Director	01/01/09 to 12/31/09	28,280	-	9,163	3,824
Eugenio Tironi Barrios	Director	01/01/09 to 12/31/09	28,280	-	-	-
Patricio Claro Grez	Director	01/01/09 to 12/31/09	28,280	-	9,163	3,824
Juan Eduardo Errázuriz Ossa	Director (**)	01/01/09 to 12/31/09	23,698	-	-	3,061

Total			216,260	-	26,714	10,709

Name	Position	12-31-2008
		Period in position	Enersis Board ThCh$	Board of Associates ThCh$	Directors Committee ThCh$	Audit Committee ThCh$
Pablo Yrarrázaval Valdés	Chairman	01/01/08 to 12/31/08	53,446	-	8,939	-
Rafael Miranda Robredo	Vice Chairman	01/01/08 to 12/31/08	40,335	-	-	-
Pedro Larrea Paguaga	Director	01/01/08 to 12/31/08	25,951	-	-	-
Hernán Somerville Senn	Director	01/01/08 to 12/31/08	26,722	-	8,939	5,863
Eugenio Tironi Barrios	Director	01/01/08 to 12/31/08	26,721	-	-	-
Patricio Claro Grez	Director	01/01/08 to 12/31/08	26,722	-	8,939	5,863
Juan Eduardo Errázuriz Ossa	Director	01/04/08 to 12/31/08	19,539	-	-	2,982
Juan Ignacio de la Mata Gorostizaga	Director	01/01/08 to 03/31/08	6,458	-	-	2,156

Total			225,894	-	26,817	16,864

(*) Vice Chairman until July 31, 2009 and Director since August 1, 2009.

(**) Director until October 28, 2009.

c)                Guarantees established by the Company in favor of the Directors.

No guarantees have been given to or received from Directors.

7.3    Compensation of Key Management Personnel

a)       Compensation received by key Management personnel

Key Management Personnel
Name	Position
Ignacio Antoñanzas Alvear	Chief Executive Officer
Alfredo Ergas Segal	Chief Financial Officer
Angel Chocarro García (*)	Accounting Officer
Ramiro Alfonsín Balza	Planning and Control Officer
Antonio Zorrilla Ortega	Internal Audit Officer
Francisco Silva Bafalluy	Human Resources Officer
Juan Pablo Larraín Medina (*)	Communications Officer
Domingo Valdés Prieto	General Counsel

(*) Beginning on November 1, 2009.

The compensation paid to key management personnel totaled ThCh$ 2,399,672 as of December 31, 2009 (ThCh$2,230,137 as of December 31, 2008). Such compensation includes the remunerations paid and the accrued short-term (annual bonuses) and long-term (severance indemnities payment) benefits.

Incentive plans for principal executives and managers

Enersis has implemented for its executives an annual bonuses plan based on achieving specified targets and  on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonuses amounts according to seniority level. The bonuses eventually paid to the executives consist of a certain number of monthly gross remunerations.

b)       Guarantees established by the Company in favor of the management

No guarantees have been given to or received from key management personnel.

7.4    Compensation plans linked to share price

There are share-based payments granted to the Directors or key management personnel.

8.       INVENTORIES

The detail of inventories as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

Classes of Inventory	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Raw materials	3,461,372	3,828,531	2,670,798
Goods	1,467,734	2,867,450	1,067,548
Supplies for production	42,152,882	53,009,192	59,139,804
Other inventories (*)	9,237,280	37,269,988	33,865,335

Total	56,319,268	96,975,161	96,743,485

The detail of Other Inventories is as follows:

	Balance at
(*) Other Inventories	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$
Supplies for Projects and for Spare Parts	3,492,452	5,182,106	2,942,208
Electric Supplies	5,670,986	24,227,971	29,041,995
Supplies and Equipment	-	5,851,195	4,245
Obsolescence Provision	(1,232,549)	(1,477,272)	(1,207,733)
Other	1,306,391	3,485,988	3,084,620

Total	9,237,280	37,269,988	33,865,335

There are no inventories pledged as security for liabilities.

The cost of inventories recognized as an expense as of December 31, 2009 was ThCh$580,237,613 (ThCh$ 847,411,384 as of December 31, 2008). See Note 27.

As of December 31, 2009 and 2008 no inventories has been written-down.

9.       CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Monthly provisional tax payments	20,644,496	46,628,379	30,186,428
VAT tax credit	51,159,855	66,059,182	52,354,622
Tax credit for absorbed profits	17,116,026	17,174,739	16,143,722
Tax credit for training expenses	251,365	274,182	528,719
Other	23,004,210	22,563,984	47,577,930

Total	112,175,952	152,700,466	146,791,421

The detail of current tax payables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Income tax payable	118,845,936	112,016,737	50,288,123
VAT Tax Charge	37,272,870	50,552,950	36,003,275
Stamp Taxes	-	8,225,376	11,896
Provision for taxes	3,963,860	1,851,679	1,746,168
Other	25,203,005	28,628,733	14,592,697

Total	185,285,671	201,275,475	102,642,159

10.    NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

During the last quarter of 2009, the Board of Directors of Enersis authorized the sale of the subsidiary Compañía Americana de Multiservicios (‘CAM’) because such subsidiary was considered a “non core” business. The sale process includes at first an internal verification of the market and the hiring of a financial advisor to provide assistance in the sale process, so that, upon offers being received, will be submitted to the Board for making the final decision about the sale and its specific conditions. The sale is expected to be completed in 2010. Despite of certain offers have been received to date, the Company is actively seeking potential buyers.

CAM is a company engaged in providing products and services related to electricity as well as related developments based on technological innovation in five Latin American countries. In these markets, it offers various products for electric power infrastructure, and it provides technologies and services for electricity distribution, water and sewage, gas, mining, telecommunications, construction, and industry in general.

As described in Note 3 i), non-current assets and disposal groups held for sale have been measured at fair value less cost to sell. An impairment loss of was recognized Ch$ 21,916 million for the initial measurement of the assets to fair value less cost to sell on its reclassification as held for sale.

The detail of the assets and liabilities classified as held for sale as of December 31, 2009 is as follows:

ASSETS	ThCh$	LIABILITIES	ThCh$

CURRENT ASSETS	50,431,921	CURRENT LIABILITIES	42,058,254
Current operating assets:	50,431,921	Current operating liabilities:	42,058,254
Cash and cash equivalents	4,011,638	Interest-bearing borrowings	7,013,861
Trade and other receivables, net	28,831,795	Trade payables and other payables	21,981,684
Inventories	14,764,600	Provisions	6,856,461
Other current assets	2,823,888	Current tax payable	2,659,591
		Other current liabilities	3,546,657
NON-CURRENT ASSETS	19,928,930
Trade and other receivables, net	3,968,937	NON-CURRENT LIABILITIES	8,592,112
Intangibles assets, net	1,358,619	Interest-bearing borrowings	1,108,759
Property, plant and equipment, net	10,817,749	Deferred taxes	4,727,164
Deferred taxes	3,612,849	Other non-current liabilities	647,909
Other non-current assets	170,775	Post-employment benefit obligations	2,108,280

TOTAL ASSETS	70,360,851	TOTAL LIABILITIES	50,650,366

11.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

As stated in Note 3.f.1, the detail of available-for-sale financial assets as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	Current			Non-Current
Available-for-Sale Financial Assets	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Unquoted equities	-	-	-	2,423,878	22,466,139	22,462,732
Quoted equities	-	-	-	88,838	28,897	38,072

Total	-	-	-	2,512,716	22,495,036	22,500,804

On October 2, 2009, Enersis S.A. and its subsidiary Chilectra S.A. sold in the stock exchange of Bogotá their equity securities of Empresa Eléctrica de Bogotá (EEB), which in an aggregate represented a 2.47% of the paid-in capital in EEB, with Enersis S.A. owning a 1.41% interest equivalent to 1,213,741 shares, and Chilectra S.A. owning or a 1.06% interest equivalent to 910,306 shares.

This transaction has resulted in the recognition of a gain in profit or loss totaled ThCh$ 28,113,548. See Note 27.

12.    OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets as of December 31, 2009, December 31, 2008, and January 1, 2008, are as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Deposits in Guarantee	24,548,711	-	25,391,701
Other Assets	1,197,291	1,746,462	243,618

Total	25,746,002	1,746,462	25,635,319

13.    INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND JOINTLY-CONTROLLED COMPANIES

13.1 Equity method accounted investments in associates

a)       The following tables set forth the changes in the shareholders’ equity of the investment in associates during the years ended December 31, 2009 and 2008:

Movements in investments in associates	Country of origin	Functional currency	Ownership interest	Balance as of 12/31/2008	Additions	Share of Profit (Loss)	Dividends Received	Foreign Currency Translation	Other	Balance at 12/31/2009
									comprehensive
									income

Electrogas S.A. (1)	Chile	US Dollar	0.02%	4,275	-	1,632	(1,291)	(841)	-	3,775
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.50%	9,065,667	-	2,871,709	(3,202,586)	(915,853)	-	7,818,937
GNL Quintero S.A.	Chile	US Dollar	20.00%	24,126,683	-	(825,889)	-	(4,508,852)	(8,664,477)	10,127,465
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.00%	4,592,900	-	186,494	-	(1,481,614)	-	3,297,780
Sacme S.A.	Argentina	Argentinean Peso	50.00%	43,868	-	1,633		(12,275)	-	33,226
Konecta Chile S.A.	Chile	Chilean Peso	26.20%	278	-	-	-	-	-	278

			TOTAL	37,833,671	-	2,235,579	(3,203,877)	(6,919,435)	(8,664,477)	21,281,461

Movements in Investments in Associates	Country of Origin	Functional Currency	Ownership Interest	Balance at 01/01/2008	Additions	Share of Profit (Loss)	Dividends Received	Foreign Currency Translation	Other	Balance at 12/31/2008
									comprehensive
									income

Electrogas S.A. (1)	Chile	US Dollar	0.02%	3,406	-	1,620	(1,022)	271	-	4,275
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.50%	7,335,639	-	3,184,266	(1,263,179)	(191,059)	-	9,065,667
GNL Quintero S.A.	Chile	US Dollar	20.00%	1,590,042	17,778,818	(618,726)	-	404,940	4,971,609	24,126,683
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.00%	3,488,806	-	692,884	-	411,210	-	4,592,900
Sacme S.A.	Argentina	Argentinean Peso	50.00%	36,448	-	1,136	-	6,284	-	43,868
Konecta Chile S.A.	Chile	Chilean Peso	26.20%	278	-	-	-	-	-	278

			TOTAL	12,454,619	17,778,818	3,261,180	(1,264,201)	631,646	4,971,609	37,833,671

(1)   The Group exercises significant influence indirectly through the 42.5% ownership interest held in Inversiones Electrogas S.A. which is the immediate parent company of Electrogas S.A. holding a 99.95% of ownership interest.

b)       The main transactions carried out by the Group in respect of equity accounted investments in associates during 2009 and 2008 were as follow:

2009

As of December 31, 2009 no changes in ownership interest in our investment associates have occurred.

2008

On July 15, 2008 the subsidiary Endesa Chile made a capital contribution of US$35,680,377 (equivalent to ThCh$17,778,818) in the associate GNL Quintero S.A., by capitalizing credits, maintaining its 20% ownership interest on that associate.

On August 20, 2008 the subsidiary Endesa Chile subscribed a capital contribution of US$1,000,000 (equivalent to a ThCh$528,191) in the associate GNL Chile S.A., maintaining its 33.33% ownership interest on that associate.

c)       Additional financial information about the investments in associates

- Significant influence investments.

The following tables set forth summarized information of  main investment in associates, including the aggregated amounts of assets, liabilities, revenues, expenses and profit or loss as of December 31, 2009 and 2008:

Significant influence investments	December 31, 2009
	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	168,678	54,486,842	-	47,327,120	19,339,396	(18,924,965)	414,431
Inversiones Electrogas S.A.	42.50%	18,471,729	-	-	74,230	6,940,967	(184,004)	6,756,963
GNL Quintero S.A.	20.00%	562,965,213	28,098,229	334,839,224	205,586,895	12,893,075	(17,022,519)	(4,129,444)
Electrogas S.A. (1)	0.02125%	5,606,476	41,393,766	8,210,466	21,027,132	13,510,320	(5,830,170)	7,680,150

Significant influence investments	December 31, 2008
	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	548,162	46,807,941	-	37,149,659	5,108,385	(3,568,643)	1,539,742
Inversiones Electrogas S.A.	42.50%	21,393,734	-	-	62,753	7,618,787	(126,396)	7,492,391
GNL Quintero S.A.	20.00%	586,921,507	48,609,505	489,922,026	24,975,571	-	(3,093,630)	(3,093,630)
Electrogas S.A. (1)	0.02125%	47,753,926	4,189,072	25,977,552	5,847,799	14,006,127	(6,382,598)	7,623,529

(1) The Group exercises significant influence indirectly through the 42.5% ownership interest held in Inversiones Electrogas S.A. which is the immediate parent company of Electrogas S.A. holding a 99.95% of ownership interest.

Appendix 3 to these consolidated financial statements provides information about the principal activities and ownership interest of the Group’s investment in associates.

All of our associates do not have published price quotations.

The Group has discontinued recognition of its share of losses for its investment in associates, GNL Chile S.A. and Endesa Market Place S.A. The unrecognized share of losses recognized as liabilities for GNL Chile S.A. totaled ThCh$2,552,867 and ThCh$2,244,759 as of December 31, 2009 and 2008 while for Endesa Market Place S.A. totaled ThCh$1,503,760 as of December 31, 2008.

13.2 Jointly controlled companies.

The following tables set forth summarized information of jointly controlled companies that are reported using proportionate consolidation as of December 31, 2009 and 2008.

	December 31, 2009
	Ownership Interest	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	86,908,393	8,111,503	-	37,110,402	-	(5,994,070)	(5,994,070)
Transquillota Ltda	50.00%	10,198,482	1,288,870	876,728	1,480,132	2,327,365	(1,207,963)	1,119,402
GasAtacama S.A.	50.00%	316,349,774	114,435,232	42,467,600	187,877,000	343,304,368	(319,108,438)	24,195,930
Sistemas Sec S.A.	49.00%	6,667,086	6,640,078	5,059,582	4,893,676	7,814,302	(7,063,659)	750,643
Distribuidora de Energía de Cundinamarca S.A.	48.99%	76,304,505	29,937,971	31,814,970	25,954,531	68,128,403	(66,191,338)	1,937,065

	December 31, 2008
	Ownership Interest	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	61,671,245	8,981,534	165,087	6,584,072	-	(2,860,539)	(2,860,539)
Transquillota Ltda	50.00%	11,158,610	2,195,498	1,076,759	4,267,259	1,391,918	(654,610)	737,308
GasAtacama S.A.	50.00%	397,241,564	140,024,772	233,117,138	83,824,330	553,663,581	(540,477,046)	13,186,535
Sistemas Sec S.A.	49.00%	6,469,256	4,711,757	6,227,616	2,383,834	8,943,450	(8,251,642)	691,808

14.    INTANGIBLE ASSETS.

14.1 Intangible assets

Intangible asset as of December 31, 2009 and 2008 are detailed as follows:

Intangible Assets, Net	12-31-2009	12-31-2008
	ThCh$	ThCh$

Intangible Assets, Net	2,947,474,178	2,626,894,224
Goodwill	1,501,351,933	1,361,283,587
Identifiable Intangible Assets, Net	1,446,122,245	1,265,610,637
Easements	11,786,094	8,357,393
Water Rights	12,291,780	10,503,656
Concessions	1,357,976,679	1,186,692,686
Development Costs	12,330	17,123
Patents, Registered Trademarks and Other Rights	6,844,249	5,316,837
Computer Software	52,003,080	53,667,078
Other Identifiable Intangible Assets	5,208,033	1,055,864

Intangible Assets, Gross	12-31-2009	12-31-2008
	ThCh$	ThCh$

Intangible Assets, Gross	3,649,325,776	3,323,092,875
Goodwill	1,501,351,933	1,361,283,587
Identifiable Intangible Assets, Gross	2,147,973,843	1,961,809,288
Easements	15,269,989	15,929,485
Water Rights	15,232,158	13,495,367
Concessions	1,950,821,927	1,777,329,379
Development Costs	25,522	32,031
Patents, Registered Trademarks and Other Rights	8,541,903	6,810,063
Computer Software	145,952,298	144,380,712
Other Identifiable Intangible Assets	12,130,046	3,832,251

Accumulated Amortization and Impairment	12-31-2009	12-31-2008
	ThCh$	ThCh$

Accumulated Amortization and Impairment, Total	(701,851,598)	(696,198,651)
Easements	(3,483,895)	(7,572,092)
Water Rights	(2,940,378)	(2,991,711)
Concessions	(592,845,248)	(590,636,693)
Development Costs	(13,192)	(14,908)
Patents, Registered Trademarks and Other Rights	(1,697,654)	(1,493,226)
Computer Software	(93,949,218)	(90,713,634)
Other Identifiable Intangible Assets	(6,922,013)	(2,776,387)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2009 and 2008 is as follows:

Year ended December 31, 2009

Movements in intangible assets	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, registered trademarks and other rights, net	Computer software, net	Other identifiable intangible assets, net	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance at 01/01/2009	17,123	8,357,393	10,503,656	1,186,692,686	5,316,837	53,667,078	1,055,864	1,265,610,637
Movements in Identifiable Intangible Assets								-
Additions from Internal Developments	-	-	-	-	-	805,735	-	805,735
Additions	-	922,067	-	201,622,235	394,063	11,036,515	4,987,412	218,962,292
Transfers to (from) Non-Current Assets and Disposal Groups Held for Sale	-	-	-	-	-	(1,547,852)	(233,741)	(1,781,593)
Amortization (*)	(1,333)	(24,159)	(346,002)	(94,784,374)	(226,916)	(11,499,590)	(900,038)	(107,782,412)
Foreign Currency Translation Differences	(3,460)	(62,423)	(1,513,556)	82,055,009	(907,664)	452,281	(391,739)	79,628,448
Other Increases (Decreases)	-	2,593,216	3,647,682	(17,608,877)	2,267,929	(911,087)	690,275	(9,320,862)
Movements in Identifiable Intangible Assets, Total	(4,793)	3,428,701	1,788,124	171,283,993	1,527,412	(1,663,998)	4,152,169	180,511,608

Closing Balance Identifiable Intangible Assets at 12/31/2009	12,330	11,786,094	12,291,780	1,357,976,679	6,844,249	52,003,080	5,208,033	1,446,122,245

Goodwill Closing Balance (Note 14.2)								1,501,351,933

Closing Balance Intangible Assets at 12/31/2009								2,947,474,178

(*) See Note 28 Depreciation and Amortization.

Year ended as of December 31, 2008

Movements in Intangible Assets	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, registered trademarks and other rights, net	Computer software, net	Other identifiable intangible assets, net	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance at 01/01/2008	14,656	7,721,478	10,533,473	1,108,734,103	5,404,166	47,167,828	17,403,632	1,196,979,336
Movements in Identifiable Intangible Assets
Additions from Internal Developments	-	-	-	-	-	911,887	-	911,887
Additions	-	163,412	1,360,102	272,104,278	480,782	13,681,139	80,000	287,869,713
Disinvestments	-	-	-	-	-	(272,108)	-	(272,108)
Amortization	(1,649)	(25,916)	(699,006)	(77,888,662)	(259,476)	(8,280,028)	(10,132)	(87,164,869)
Foreign Currency Translation Differences	819	-	-	(68,642,556)	6,895	2,968,877	3,724	(65,662,241)
Other Increases (Decreases)	3,297	498,419	(431,437)	(47,614,477)	(575,006)	(2,510,517)	(16,421,360)	(67,051,081)
Total Movements	2,467	635,915	229,659	77,958,583	(346,805)	6,499,250	(16,347,768)	68,631,301

Closing Balance Identifiable Intangible Assets at 12/31/2008	17,123	8,357,393	10,763,132	1,186,692,686	5,057,361	53,667,078	1,055,864	1,265,610,637

Goodwill, Net, Ending Balance (Note 14.2)								1,361,283,587

Closing Balance Intangible Assets at 12/31/2008								2,626,894,224

In accordance with estimates and projections of the management of the Group, the future cash flows expected attributable to intangible assets allow recovering the carrying amount of these assets recorded as of December 31, 2009.

As of December 31, 2009 the Company does not have significant intangible assets with indefinite useful life.

14.2         Goodwill

The reconciliation of the carrying amount of goodwill as of December 31, 2009 and 2008 is as follows:

Company	Opening Balance at 01/01/2008	Foreign Currency Translation	Closing Balance at 12/31/2008	Additions	Foreign Currency Translation	Closing Balance at 12/31/2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distrilec S.A.	6,320,679	1,062,507	7,383,186	-	(2,037,713)	5,345,473
Edesur S.A.	5,355,146	900,201	6,255,347	-	(1,726,437)	4,528,910
Ampla S.A.	237,894,409	(6,359,211)	231,535,198	-	16,093,387	247,628,585
Investluz S.A.	120,893,649	(3,215,176)	117,678,473	-	8,123,310	125,801,783
Empresa Eléctrica de Colina Ltda.	2,240,478	-	2,240,478	-	-	2,240,478
Codensa S.A.	10,686,274	1,605,375	12,291,649	-	(1,543,016)	10,748,633
Pangue S.A.	3,139,337	-	3,139,337	-	-	3,139,337
Endesa Costanera S.A.	3,684,244	872,536	4,556,780	-	(1,260,549)	3,296,231
Southern Cone Power Argentina S.A.	3,232,176	546,854	3,779,030	-	(1,045,539)	2,733,491
Hidroeléctrica el Chocón S.A.	16,492,236	3,094,705	19,586,941	-	(5,416,671)	14,170,270
San Isidro S.A.	1,516,768	-	1,516,768	-	-	1,516,768
Empresa Eléctrica de Cundinamarca S.A. (1)	-	-	-	7,083,530	414,012	7,497,542
Edelnor S.A. (2)	-	-	-	43,662,944	(3,146,697)	40,516,247
Cachoeira Dourada S.A.	87,492,846	(2,352,746)	85,140,100	-	6,189,928	91,330,028
Edegel S.A. (2)	453,128	100,475	553,603	81,370,212	(6,003,555)	75,920,260
Emgesa S.A. E.S.P.	4,744,215	711,736	5,455,951	-	(686,926)	4,769,025
Chilectra S.A.	128,374,362	-	128,374,362	-	-	128,374,362
Endesa Chile S.A.	731,782,459	-	731,782,459	-	-	731,782,459
Distrilima S.A.	11,394	2,531	13,925	-	(1,874)	12,051

Total	1,364,313,800	(3,030,213)	1,361,283,587	132,116,686	7,951,660	1,501,351,933

In accordance with the Group’s management estimates and projections , the future cash flows projections used to determined the recoverable amount of the Cash Generating Units (or groups of Cash-Generating Units), to which the acquired goodwill has been allocated, exceeds its carrying amount, as such no impairment losses has been recognized as of December 31, 2009 and 2008.

(1) Addition corresponding to a 48.997% of goodwill recognized by DECA taking place in March of 2009 the acquisition of Empresa Eléctrica de Cundinamarca. As DECA is a jointly controlled entity, is reported by our subsidiary Condesa S.A. using proportionate consolidation (See Notes 2.4.1 and 5.c).

(2) The additions in Edegel and Edelnor originated as a result of the acquisitions taking place in October of 2009, as per the detail in Note 25.7. Both Edegel and Edelnor were already being consolidated through the global integration method.

15.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2009 and 2008 are as follows:

Classes of Property, Plant and Equipment, Net	12-31-2009	12-31-2008
	ThCh$	ThCh$

Property, Plant and Equipment, Net	6,864,071,242	7,215,792,131
Construction in Progress	710,996,813	704,106,532
Land	105,539,626	107,263,181
Buildings	537,134,153	635,062,398
Plant and Equipment	5,290,412,998	5,523,897,707
IT Equipment	14,165,508	17,959,471
Fixtures and Fittings	9,551,749	24,495,712
Motor Vehicles	1,702,512	4,152,102
Leasehold Improvements	484,178	1,916,796
Other Property, Plant and Equipment	194,083,705	196,938,232

Classes of Property, Plant and Equipment, Gross	12-31-2009	12-31-2008
	ThCh$	ThCh$

Property, Plant and Equipment, Gross	11,449,077,029	11,791,957,837
Construction in Progress	710,996,813	704,106,532
Land	105,539,626	107,263,181
Buildings	729,774,296	844,320,935
Plant and Equipment	9,471,762,740	9,628,948,472
IT Equipment	44,699,294	50,824,228
Fixtures and Fittings	51,720,215	66,031,173
Motor Vehicles	8,117,546	10,701,820
Leasehold Improvements	521,182	1,924,467
Other Property, Plant and Equipment	325,945,317	377,837,029

Classes of Accumulated Depreciation and Impairment, Property, Plant and Equipment	12-31-2009	12-31-2008
	ThCh$	ThCh$

Accumulated Depreciation and Impairment, Property, Plant and Equipment, Total	4,585,005,787	4,576,165,706
Buildings	192,640,143	209,258,537
Plant and Equipment	4,181,349,742	4,105,050,765
IT Equipment	30,533,786	32,864,757
Fixtures and Fittings	42,168,466	41,535,461
Motor Vehicles	6,415,034	6,549,718
Leasehold Improvements	37,004	7,671
Other Property, Plant and Equipment	131,861,612	180,898,797

The reconciliation of the carrying amounts of property, plant and equipment for the years ended December 31, 2009 and 2008 is as follows:

Changes in 2009		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Leasehold Improvements, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Opening Balance at January 1, 2009		704,106,532	107,263,181	635,062,398	5,523,897,707	17,959,471	24,495,712	4,152,102	1,916,796	196,938,232	7,215,792,131
Changes	Additions	582,635,904	328,647	2,835,573	13,496,442	1,021,326	1,829,812	901,494	-	11,214,688	614,263,886
	Acquisitions Through Business Combinations	738,560	321,713	162,902	31,858,508	119,254	144,707	25,407	-	32,580	33,403,631
	Disposals	(5,566,491)	(172,005)	(28,910)	14,737,550	(32,472)	(16,548)	(254,650)	-	(11,661,348)	(2,994,874)
	Transfers to (from) Non-Current Assets and Disposal Groups Held for Sale	(2,604,574)	-	(153,130)	(768,227)	(1,445,215)	(7,121,974)	(1,113,818)	-	(981,469)	(14,188,407)
	Depreciation Expense			(17,141,091)	(305,897,443)	(5,723,356)	(3,317,429)	(1,144,121)	(30,560)	(13,333,547)	(346,587,547)
	Impairment Loss Recognized in profit or loss	-	-	-	(43,999,600)	-	-	-	-	-	(43,999,600)
	Foreign Currency Translation Differences	(21,558,720)	(22,245,010)	(80,797,075)	(365,052,553)	(5,358,344)	(12,300,921)	(1,465,393)	178,361	(45,283,415)	(553,883,070)
	Other Increases (Decreases)	(546,754,398)	20,043,100	(2,806,514)	422,140,614	7,624,844	5,838,390	601,491	(1,580,419)	57,157,984	(37,734,908)
	Total Changes	6,890,281	(1,723,555)	(97,928,245)	(233,484,709)	(3,793,963)	(14,943,963)	(2,449,590)	(1,432,618)	(2,854,527)	(351,720,889)
Closing Balance at December 31, 2009		710,996,813	105,539,626	537,134,153	5,290,412,998	14,165,508	9,551,749	1,702,512	484,178	194,083,705	6,864,071,242

Changes in 2008		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Leasehold Improvements, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Opening Balance at January 1, 2008		428,599,320	96,815,751	438,597,728	5,114,427,314	19,852,332	32,625,906	3,744,719	1,083,816	199,110,380	6,334,857,266
Changes	Additions	497,772,204	2,467,967	4,207,391	94,123,801	6,644,208	4,908,594	2,080,161	250,275	30,573,369	643,027,970
	Disposals	(41,806,788)	(1,813,408)	(4,534)	(5,327,237)	(3,032,482)	(381,790)	(609,457)	-	(1,203,074)	(54,178,770)
	Depreciation Expense	-	-	(16,227,332)	(287,352,179)	(6,401,108)	(3,281,043)	(815,823)	(183,636)	(16,284,336)	(330,545,457)
	Foreign Currency Translation Differences	42,782,214	8,717,949	106,765,473	422,151,835	2,977,427	1,335,842	532,554	(55,347)	34,995,269	620,203,216
	Other Increases (Decreases)	(223,240,418)	1,074,922	101,723,672	185,874,173	(2,080,906)	(10,711,797)	(780,052)	821,688	(50,253,376)	2,427,906
	Total Changes	275,507,212	10,447,430	196,464,670	409,470,393	(1,892,861)	(8,130,194)	407,383	832,980	(2,172,148)	880,934,865
Closing Balance at December 31, 2008		704,106,532	107,263,181	635,062,398	5,523,897,707	17,959,471	24,495,712	4,152,102	1,916,796	196,938,232	7,215,792,131

Additional information in Property, Plant and Equipment:

a)       Main Investments.

Material investments in the electricity generation business include developments in the program to create new capacity.

In Chile, stands out among other projects the construction of the Bocamina II Coal-fired Thermoelectric Power Plant with capacity of 370 MW. The project Central Térmica Quintero, consisting primarily of an open-cycle plant will operate similarly as GNL with a diesel fuel plant with capacity of 257 MW. Such project has been finalized and put into operation on September 2009. The Canela II Wind Park Expansion project with 40 wind generators with 60 MW capacity, has been finalized and put in operation on December 2009, reinforcing Endesa Chile's commitment to the environment by developing non-conventional renewable energies (NCREs).

In Peru, the Santa Rosa Open Cycle Thermoelectric Power Plant, with a capacity of 200 MW. This plant will operate using natural gas from Camisea. This project was completed and put in operation s in September 2009.

b)       Finance leases

As of December 31, 2009 and 2008, property, plant and equipment includes ThCh$137,586,941 and ThCh$141,091,265, respectively, relating to leased assets under finance leases.

The present value of future minimum lease payments derived from these finance leases is as follows:

	12-31-2009			12-31-2008
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	14,606,088	3,253,227	11,352,861	9,538,867	1,715,433	7,823,434
Between 1 and 5 years	57,745,294	12,162,349	45,582,945	63,658,939	4,289,995	59,368,944
More than 5 years	48,383,017	7,089,994	41,293,023	53,025,710	6,032,776	46,992,934
Total	120,734,399	22,505,570	98,228,829	126,223,516	12,038,204	114,185,312

Leased assets relates to:

1. Lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into Endesa Chile and Abengoa Chile S.A The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2. Lease agreements to finance the project of converting the Ventanilla thermo-electrical plant to a combined cycle plant entered into Edegel S.A. and the financial institutions Banco de Crédito del Perú and BBVA - Banco Continental. These agreements has an 8-year maturity and bears interest at an annual rate of Libor + 3.0% and Libor +2.5%, respectively.

c)       Operating leases

As of December 31, 2009 and 2008 total payments recognized as an expense from operating leases totaled ThCh$13,160,909 and ThCh$15,312,905, respectively.

As of December 31, 2009 and 2008 the total future minimum lease payments under non-cancellable operating leases is as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$
Less than one year	4,441,719	14,910,341
Between 1 and 5 years	6,835,695	3,982,855
More than 5 years	7,166,850	14,376,703
Total	18,444,264	33,269,899

d)       Other information

i) As of December 31, 2009 and 2008, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$334,581,961 and ThCh$348,984,515, respectively.

ii) As of December 31, 2009 and 2008, the Group property, plant and equipment pledged as security for liabilities amounting to ThCh$462,772,688 and ThCh$497,505,685, respectively (see Note 36).

iii) The Company and its foreign subsidiaries have all carry risk, earthquake, machinery breakdown and damages for business interruption insurance policies with a ThUS$200,000 limit in the case of generating companies and a ThUS$30,000 limit for distribution companies. The premiums associated with these policies are presented under line item “Prepayments” within assets and are recognized in the income statement over the term of the insurance policy.

iv) GasAtacama, in which Endesa Chile has a 50% interest consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased during the final months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of a contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded.

v) The current situation regarding long-lived assets, mostly plants and infrastructure constructed with the purpose of providing energy resources for the SIC system from year 1998, has changed, principally due to the installation of new thermal plants in the SIC, the arrival of GNL, and the estimated development of new projects. This situation has created an environment of excess supply for future years resulting in the expectation that some of these assets will not be used. Accordingly, at December 31, 2009 the Company has recorded an impairment provision for these assets for ThCh$ 43,999,600.

vi) Companhia De Interconexão Energética (‘CIEN’) sells electricity in Argentina and Brazil. Because of the reduction in the maximum availability of the generation and physical guarantee of energy and its associated power, the Company is focusing its business on a different compensation structure that is not based on the purchase and sale of energy between the countries.  Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Brazilian government has been presented with a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation, which is in the process of being approved. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

During the prior and current year, the Argentinean and Uruguayan governments, formalized payments of usage charges with the Company for conveying energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian Government to approve the new business plan and considers that it will probably be approved. Based on its estimates on the different business alternatives, CIEN’s management considers that it will not have any problems in recovering all its net assets.

16.    INVESTMENT PROPERTIES

The detail of the composition of, and changes in, investment property during 2009 and 2008 is as follows:

Investment Properties	ThCh$

Opening Balance at January 1, 2008	28,504,034
Additions	6,079,060
Disposals	(8,190,386)
Depreciation Expense	(24,027)
Balance at December 31, 2008	26,368,681
Additions	5,063,418
Disposals	(2,985,275)
Depreciation Expense	(24,029)
Impairment Losses Reversed Recognized in Consolidated Statement of Comprehensive Income(*)	2,809,044
Closing Balance Investment Property at December 31, 2009	31,231,839

(*) Impairment losses reversed are presented in line item Gain (loss) on sale of non-current assets not held for sale in the consolidated statement of comprehensive income. See Note 32.

The fair value of the Group’s investment properties as of December 31, 2009 and 2008 was ThCh$34,921,883 and ThCh$34,575,076, respectively, and was determined on the basis of valuations carried out by internal valuers.

The selling price of investment properties disposed of in 2009 and 2008 was ThCh$7,369,162 and ThCh$10,733,288, respectively.

The amounts recognized in profit or loss as direct operating expenses arising from investment properties were not significant.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policies coverage are sufficient against the risks involved.

17.    DEFERRED TAX

a)             The deferred taxes recognized by temporary differences as of December 31, 2009 and 2008 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Differences	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$

Deferred Tax Relating to Depreciation	112,732,337	144,937,386	511,370,845	567,525,469
Deferred Tax Relating to Amortization	-	-	8,226,527	9,104,066
Deferred Tax Relating to Accruals	7,805,157	8,667,039	27,169,053	32,217,089
Deferred Tax Relating to Provisions	143,783,859	119,683,835	5,799,412	956,270
Deferred Tax Relating to Foreign Exchange Contracts	29,199,072	24,169,737	2,919,974	226,158
Deferred Tax Relating to Post-employment benefit obligations	27,080,973	22,290,187	1,391,382	1,243,630
Deferred Tax Relating to Revaluations of Financial Instruments	34,574,100	393,823	293,219	-
Deferred Tax Relating to Tax Losses	64,935,086	115,543,640	-	-
Deferred Tax Relating to Others	34,785,937	75,615,021	15,878,885	23,740,649

Total	454,896,521	511,300,668	573,049,297	635,013,331

b)             The following table sets forth the changes in deferred taxes in the Consolidated Statement of Financial Position during 2009 and 2008:

Deferred Tax Movements	Assets	Liabilities
	ThCh$	ThCh$
Balance at January 01, 2008	541,265,109	589,952,913
Increase (Decrease) in Profit or Loss	(44,614,329)	21,371,543
Increase (Decrease) in Equity	(1,810,634)	(1,473,154)
Foreign Currency Translation	18,804,713	25,162,029
Other Increase (Decrease)	(2,344,191)	-
Balance at December 31, 2008	511,300,668	635,013,331
Increase (Decrease) in Profit or Loss	(41,820,393)	(20,683,609)
Increase (Decrease) in Equity	6,628,427	9,440,909
Foreign Currency Translation	(16,112,600)	(47,324,914)
Other Increase (Decrease)	(5,099,581)	(3,396,420)
Balance at December 31, 2009	454,896,521	573,049,297

Deferred tax assets have been recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. The management of the Group considers that taxable profits will be available to be utilized.

c)             As of December 31, 2009 and 2008, the Group has not recognized deferred tax assets related to tax losses totaled ThCh$ 24,643,223 and ThCh$ 34,424,576, respectively. The unrecognized tax losses can be carried forward indefinitely.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries, associates, and jointly controlled entities, as is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries, associates, and jointly controlled entities, for which deferred tax liabilities have not been recognized totaled ThCh$931,081,512 as of December 31, 2009.

The Group is potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits can be performed until the applicable statute of limitation expire. Tax audits by their nature are often complex and could require several years to complete. The following table sets forth a summary of tax years, potentially subject to examination, in the significant tax jurisdictions in which the Group operates:

Country	Period
Chile	2003-2009
Argentina	2002-2009
Brazil	2005-2009
Colombia	2003-2009
Peru	2004-2009

As no tax system can foresee and make provisions for every complex transaction in which an entity may engage. Accordingly, application of the tax rules to complicated transactions is sometimes open to interpretation by financial statement preparers and tax authorities. The tax authorities may, through income tax audits, challenge positions that an entity takes in determining its current income tax expense and may require further tax liabilities. However, the management of the Group believes that tax liabilities, if any, that might arise from such income tax audits will not have a significant effect on the future profit or loss of the Group.

The effect of deferred taxes of components of other comprehensive income for the years 2009 and 2008 are as follows:

Deferred tax effects of components of other comprehensive income	Balance at 12-31-2009			Balance at 12-31-2008
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-Sale Financial Assets	38,826	(6,692)	32,134	458	(1)	457
Cash Flow Hedge	112,011,539	(19,893,268)	92,118,271	(170,435,599)	24,517,704	(145,917,895)
Foreign currency translation	(80,352,490)	-	(80,352,490)	84,462,951	-	84,462,951
Share of other comprehensive income (loss) of associates	(10,387,426)	1,064,436	(9,322,990)	128,445	-	128,445
Actuarial income on defined benefit pension plans	(8,065,153)	2,303,295	(5,761,858)	(18,340,596)	5,241,539	(13,099,057)
Other Adjustments to Equity	(1,891,776)	(45,315)	(1,937,091)	-	-	-

Total	11,353,520	(16,577,544)	(5,224,024)	(104,184,341)	29,759,242	(74,425,099)

18.    INTEREST-BEARING LOANS

a)             Current and non-current portion of interest-bearing loans as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	12-31-2009		12-31-2008		01-01-2008
Classes of Interest-Bearing Loans	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bank Loans	381,345,601	862,052,840	570,871,358	1,230,967,938	348,668,407	1,041,480,725
Unsecured obligations	228,951,828	2,257,547,764	605,039,356	2,378,421,245	347,937,977	2,137,722,847
Secured obligations	11,023,415	28,559,670	-	-	-	-
Finance Leases	11,352,861	86,875,968	7,823,434	106,361,878	7,337,715	57,841,980
Other Loans	88,837,615	88,869,955	89,231,185	109,595,299	31,471,158	132,529,527

Total	721,511,320	3,323,906,197	1,272,965,333	3,825,346,360	735,415,257	3,369,575,079

b)       Bank Loans by currency and contractual maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

Summary of Bank Loans by currency and maturity

12-31-2009

Country	Currency	Type of Amortization	Nominal Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Total Current of 12/31/2009	Maturity		Total Non-Current of 12/31/2009
					Unde- termined	Up to One Month	One to Three Months	Three to twelve Months		One to Five Years	Five Years or more
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	2.23%	Unsecured	-	-	370,984	158,998,362	159,369,346	104,732,133	103,405,424	208,137,557
Peru	US$	Quarterly	5.12%	Unsecured	-	-	11,446,321	6,188,337	17,634,658	13,297,208	11,561,913	24,859,121
Peru	Soles	Quarterly	4.38%	Unsecured	-	-	8,715,418	-	8,715,418	42,167,699	-	42,167,699
Argentina	US$	Semi-annually	8.70%	Unsecured	-	-	8,324,583	13,621,109	21,945,692	36,113,536	-	36,113,536
Argentina	Ar$	Semi-annually	15.94%	Unsecured	-	-	5,895,705	7,195,591	13,091,296	18,960,874	-	18,960,874
Colombia	CPs	Semi-annually	12.92%	Unsecured	-	-	744,192	9,592,842	10,337,034	-	75,661,785	75,661,785
Brazil	US$	Semi-annually	6.04%	Unsecured	-	-	5,424,269	4,375,237	9,799,506	10,955,906	42,102,033	53,057,939
Brazil	R$	Semi-annually	11.21%	Unsecured	-	-	925,256	139,527,395	140,452,651	227,224,494	175,869,835	403,094,329

				Total	-	-	41,846,728	339,498,873	381,345,601	453,451,850	408,600,990	862,052,840

12-31-2008

Country	Currency	Type of Amortization	Nominal rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Total Current of 12/31/2008	Maturity		Total Non-Current of 12/31/2008
					Unde-termined	Up to One Month	One to Three Months	Three to twelve Months		One to Five Years	Five Years or more
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	2.56%	Unsecured	-	-	1,236,634	100,366,113	101,602,747	344,742,110	134,504,952	479,247,062
Chile	CH$	Semi-annually	12.43%	Unsecured	-	-	-	46,509,607	46,509,607	-	1,316,483	1,316,483
Peru	US$	Quarterly	5.79%	Unsecured	-	-	3,184,277	38,431,273	41,615,550	-	42,424,463	42,424,463
Peru	Soles	Quarterly	7.91%	Unsecured	-	-	8,116,695	7,609,262	15,725,957	26,599,962	-	26,599,962
Argentina	US$	Semi-annually	7.85%	Unsecured	-	-	14,092,130	29,398,920	43,491,050	52,588,321	-	52,588,321
Argentina	Ar$	Semi-annually	11.98%	Unsecured	-	-	2,868,019	15,491,811	18,359,830	2,510,699	1,255,471	3,766,170
Colombia	CPs	Semi-annually	13.78%	Unsecured	-	-	61,228,992	42,904,261	104,133,253	-	86,523,390	86,523,390
Brazil	US$	Semi-annually	6.96%	Unsecured	-	-	-	6,181,302	6,181,302	2,412,900	15,911,248	18,324,148
Brazil	R$	Semi-annually	5.62%	Unsecured	-	-	1,244,205	192,007,857	193,252,062	207,360,052	312,817,887	520,177,939

				Total	-	-	91,970,952	478,900,406	570,871,358	636,214,044	594,753,894	1,230,967,938

01-01-2008

Country	Currency	Type of Amortization	Nominal Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Total Current of 01/01/2008	Maturity		Total Non-Current of 01/01/2008
					Unde-termined	Up to One Month	One to Three Months	Three to Twelve Months		One to Five Years	Five Years or more
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	3.97%	Unsecured	-	-	3,581,560	49,075,476	52,657,036	220,402,717	74,312,626	294,715,343
Peru	US$	Quarterly	4.39%	Unsecured	-	-	124,672	16,398,362	16,523,034	12,923,615	23,021,791	35,945,406
Peru	Soles	Quarterly	5.88%	Unsecured	-	-	48,398,052	18,077,771	66,475,823	-	-	-
Argentina	US$	Semi-annually	7.90%	Unsecured	-	-	1,558,561	15,710,553	17,269,114	67,038,260	4,057,264	71,095,524
Argentina	Ar$	Semi-annually	1.75%	Unsecured	-	-	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Colombia	CPs	Semi-annually	12.95%	Unsecured	-	-	67,943,027	24,736,084	92,679,111	-	75,222,830	75,222,830
Brazil	US$	Semi-annually	7.08%	Unsecured	-	-	-	36,625,803	36,625,803	10,535,788	56,878,470	67,414,258
Brazil	R$	Semi-annually	10.86%	Unsecured	-	-	-	64,434,808	64,434,808	200,130,551	291,979,233	492,109,784

				Total	-	-	122,688,098	225,980,309	348,668,407	513,519,721	527,961,004	1,041,480,725

The fair value of current and non-current bank borrowings totaled ThCh$1,307,770,461 and ThCh$1,954,779,024 as of December 31, 2009 and 2008, respectively.

-      Identification of Bank Borrowings by Companies

Company	Financial	Currency	Nominal	Type	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest rate	of	Current			Non- Current			Current			Non- Current			Current			Non- Current
				Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Banco Itaú	R$	13.76%	Semi-annually	-	780,505	780,505	2,319,872	777,600	3,097,472	-	-	-	-	-	-	-	-	-	748,996	2,995,984	3,744,980
Ampla	Unibanco	R$	13.82%	Semi-annually	-	821,168	821,168	2,311,183	774,687	3,085,870	-	-	-	-	-	-	-	-	-	22,859,962	2,984,762	25,844,724
Ampla	Banco Alfa	R$	13.56%	Semi-annually	-	3,822,187	3,822,187	13,032,988	4,368,539	17,401,527	-	-	-	-	-	-	-	-	-	-	19,636,596	19,636,596
Ampla	Banco Pactual	R$	17.57%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	9,389,575	-	9,389,575
Ampla	Bradesco	R$	13.72%	Semi-annually	-	2,419,186	2,419,186	24,041,519	8,058,497	32,100,016	-	-	-	-	-	-	-	-	-	19,315,457	9,817,964	29,133,421
Ampla	Votorantim	R$	13.58%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,052,280	-	28,052,280
Ampla	Banco Do Brasil	R$	13.58%	At Maturity	-	235,626	235,626	-	29,002,545	29,002,545	-	-	-	-	-	-	-	-	-	-	28,052,280	28,052,280
Ampla	Banco Hsbc	R$	13.47%	Semi-annually	-	270,019	270,019	32,582,471	10,921,346	43,503,817	-	-	-	-	-	-	-	-	-	-	42,078,420	42,078,420
Ampla	Bndes	R$	12.12%	Monthly	-	34,048,849	34,048,849	35,333,342	-	35,333,342	-	-	-	-	-	-	-	37,494,270	37,494,270	46,670,733	19,446,238	66,116,971
CAM Argentina	Banco Itaú	Ar$	2.92%	Semi-annually	-	-	-	-	-	-	1,516,755	-	1,516,755	-	-	-	-	-	-	-	-	-
CAM Argentina	Banco Santander Rio	Ar$	16.00%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	-	-	-	-	-	-	579	1,543	2,122	2,179	-	2,179	-	-	-	-	-	-
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	-	-	-	-	-	-	1,738	5,215	6,953	6,897	-	6,897	-	-	-	-	-	-
CAM Brasil Ltda.	Unibanco	R$	14.75%	Semi-annually	-	-	-	-	-	-	424,764	817,203	1,241,967	1,089,345	-	1,089,345	-	4,767,885	4,767,885	-	-	-
CAM Brasil Ltda.	Itaú	R$	15.00%	Annual	-	-	-	-	-	-	-	272,336	272,336	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	-	-	-	-	-	-	408,562	-	408,562	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	-	-	-	-	-	-	408,562	-	408,562	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Unibanco	R$	14.77%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Itaú	R$	15.53%	Annual	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CAM Brasil Ltda.	Votorantim	R$	14.44%	Bi-monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
CDSA	Bndes	R$	14.44%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	561,046	561,046	-	-	-
Celta	Banesto	US$	6.83%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	2,047,648	-	2,047,648	-	-	-
CGTF Fortaleza	IFC - A	US$	7.89%	Semi-annually	2,134,813	-	2,134,813	4,238,891	15,484,474	19,723,365	-	-	-	-	-	-	-	-	-	-	-	-
CGTF Fortaleza	IFC - B	US$	2.98%	Semi-annually	3,270,587	-	3,270,587	6,717,015	12,843,149	19,560,164	-	-	-	-	-	-	-	3,927,319	3,927,319	10,535,788	38,264,660	48,800,448
CGTF Fortaleza	IFC - C	US$	11.96%	Semi-annually	18,869	-	18,869	-	3,549,700	3,549,700	-	-	-	-	-	-	-	-	-	-	-	-
Chilectra S.A.	Banco Corpbanca	CH$	11.60%	Semi-annually	-	-	-	-	-	-	-	2,001,289	2,001,289	-	-	-	-	-	-	-	-	-
Chilectra S.A.	Banco Corpbanca	CH$	14.76%	Semi-annually	-	-	-	-	-	-	-	5,190,650	5,190,650	-	-	-	-	-	-	-	-	-
Chilectra S.A.	Banco Corpbanca	CH$	14.02%	Semi-annually	-	-	-	-	-	-	-	5,181,087	5,181,087	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	4.60%	At Maturity	19,996	-	19,996	5,156,948	-	5,156,948	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	US$	3.21%	At Maturity	1,028,759	-	1,028,759	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	US$	3.52%	At Maturity	15,962	1,014,199	1,030,161	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	US$	4.12%	At Maturity	27,890	1,521,300	1,549,190	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	3.80%	At Maturity	1,228	-	1,228	1,403,251	-	1,403,251	-	-	-	-	-	-	-	-	-	-	-	-
Cam	Banco Santander	US$	4.04%	Quarterly	-	-	-	-	-	-	103,484	-	103,484	-	-	-	484,538	-	484,538	-	-	-
CIEN	Santander	R$	11.30%	Semi-annually	-	58,453,666	58,453,666	116,494,360	-	116,494,360	-	-	-	-	-	-	-	2,244,182	2,244,182	56,104,512	112,086,636	168,191,148
Codensa	Banco de Crédito	CPs	14.62%	At Maturity	-	-	-	-	-	-	11,526,716	-	11,526,716	-	-	-	10,322,836	-	10,322,836	-	-	-
Codensa	BBVA Colombia	CPs	15.18%	At Maturity	-	-	-	-	-	-	49,702,276	-	49,702,276	-	-	-	46,791,812	-	46,791,812	-	-	-
Codensa	Colmena	CPs	11.95%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	4,984,894	-	4,984,894	-	-	-

-      Identification of Bank Borrowings by Companies (continued)

Company	Financial	Currency	Nominal	Type	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	of	Current			Non- Current			Current			Non- Current			Current			Non- Current
				Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total

Codensa	ABN AMRO Bank	CPs	12.15%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	5,843,485	-	5,843,485	-	-	-
Coelce	Banco do Brasil	US$	6.67%	Semi-annually	-	170,373	170,373	-	1,773,044	1,773,044	-	-	-	-	-	-	-	6,576,115	6,576,115	-	2,050,902	2,050,902
Coelce	BEI	US$	6.58%	Semi-annually	-	4,204,864	4,204,864	-	7,580,248	7,580,248	-	-	-	-	-	-	-	-	-	-	-	-
Coelce	Eletrobras	R$	6.58%	Semi-annually	-	4,036,238	4,036,238	-	21,634,459	21,634,459	-	-	-	-	-	-	-	2,570,905	2,570,905	16,147,468	-	16,147,468
Coelce	Banco do Brasil	R$	10.75%	Semi-annually	-	3,499,199	3,499,199	-	11,672,734	11,672,734	-	-	-	-	-	-	-	1,959,384	1,959,384	-	14,213,529	14,213,529
Coelce	BNDES	R$	9.95%	Semi-annually	-	10,629,530	10,629,530	-	37,630,530	37,630,530	-	-	-	-	-	-	-	7,913,033	7,913,033	-	-	-
Coelce	Banco do Nordeste	R$	8.50%	Semi-annually	-	11,815,731	11,815,731	-	37,047,536	37,047,536	-	-	-	-	-	-	-	3,972,149	3,972,149	-	40,666,824	40,666,824
Coelce	Banco ABN Amro	R$	7.00%	Semi-annually	-	7,294,354	7,294,354	-	13,981,362	13,981,362	-	-	-	-	-	-	-	-	-	-	-	-
Coelce	Unibanco	US$	12.75%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	20,213,663	20,213,663	-	-	-
Coelce	BNDES	US$	5.50%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	1,152,278	1,152,278	-	-	-
Coelce	Banco Europeu	US$	5.49%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	4,756,428	4,756,428	-	16,562,908	16,562,908
Coelce	Unibanco	R$	12.75%	Monthly	-	-	-	-	-	-	-	-	-	-	-	-	-	2,951,954	2,951,954	-	-	-
Edegel	Banco de Crédito	US$	5.70%	At Maturity	5,072,753	-	5,072,753	-	-	-	-	6,368,554	6,368,554	-	-	-	-	1,491,167	1,491,167	-	-	-
Edegel	Banco de Crédito	US$	7.19%	Quarterly	3,681,430	-	3,681,430	-	11,561,913	11,561,913	-	6,368,554	6,368,554	-	-	-	-	1,988,223	1,988,223	-	-	-
Edegel	Banco Continental	US$	3.97%	Quarterly	1,619,527	-	1,619,527	7,820,494	-	7,820,494	-	1,592,747	1,592,747	-	11,855,402	11,855,402	-	1,486,689	1,486,689	-	10,496,053	10,496,053
Edegel	Banco Scotiabank	US$	3.08%	Semi-annually	-	3,652,838	3,652,838	5,476,714	-	5,476,714	-	4,585,278	4,585,278	-	12,879,026	12,879,026	-	3,628,490	3,628,490	-	12,525,738	12,525,738
Edegel	Banco Continental	Soles	4.28%	At Maturity	13,155	-	13,155	2,631,096	-	2,631,096	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	4.40%	At Maturity	25,609	-	25,609	5,262,192	-	5,262,192	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	4.30%	At Maturity	27,189	-	27,189	5,086,786	-	5,086,786	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Scotiabank	US$	5.95%	At Maturity	-	-	-	-	-	-	-	2,547,422	2,547,422	-	-	-	-	1,988,223	1,988,223	-	-	-
Edegel	Banco Westlb	US$	5.50%	Quarterly	-	-	-	-	-	-	-	10,600,164	10,600,164	-	-	-	-	-	-	7,953,058	-	7,953,058
Edegel	Banco Continental	Soles	6.60%	At Maturity	-	-	-	-	-	-	-	78,814	78,814	11,958,775	-	11,958,775	-	9,785,216	9,785,216	-	-	-
Edegel	Banco de Crédito	US$	9.59%	Quarterly	-	-	-	-	-	-	-	-	-	-	17,690,035	17,690,035	-	-	-	-	-	-
Edegel	Banco Citibank	US$	7.12%	At Maturity	-	-	-	-	-	-	3,184,277	-	3,184,277	-	-	-	-	-	-	-	-	-
Edegel	Banco Citibank	US$	5.00%	Semi-annually	-	-	-	-	-	-	-	6,368,554	6,368,554	-	-	-	-	4,970,557	4,970,557	4,970,557	-	4,970,557
Edegel	Banco de Crédito	US$	6.02%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	845,013	845,013	-	-	-
Edegel	Banco Scotiabank	Soles	6.55%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	8,292,555	8,292,555	-	-	-
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	4,378,469	-	4,378,469	-	-	-
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	5,659,668	-	5,659,668	-	-	-
Edelnor	Banco de Crédito	Soles	2.60%	At Maturity	5,252,955	-	5,252,955	-	-	-	8,116,695	-	8,116,695	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	5.15%	Semi-annually	8,901	-	8,901	2,631,096	-	2,631,096	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	4.75%	Semi-annually	8,901	-	8,901	2,631,096	-	2,631,096	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	7.28%	Semi-annually	3,481	-	3,481	2,280,283	-	2,280,283	-	3,873,127	3,873,127	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	7.00%	Semi-annually	3,560	-	3,560	1,052,438	-	1,052,438	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	10,613	-	10,613	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	14,835	-	14,835	4,385,160	-	4,385,160	-	-	-	6,390,098	-	6,390,098	11,231,138	-	11,231,138	-	-	-

-      Identification of Bank Borrowings by Companies (continued)

Company	Financial	Currency	Nominal	Type	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	of	Current			Non- Current			Current			Non- Current			Current			Non- Current
				Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	8,901	-	8,901	2,631,096	-	2,631,096	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Banco Continental	Soles	4.40%	Semi-annually	109,098	-	109,098	7,016,257	-	7,016,257	-	-	-	8,251,089	-	8,251,089	12,309,835	-	12,309,835	-	-	-
Edelnor	Scotiabank	Soles	4.35%	At Maturity	1,603,498	-	1,603,498	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Scotiabank	Soles	4.35%	At Maturity	1,603,498	-	1,603,498	-	-	-	-	3,657,321	3,657,321	-	-	-	13,422,451	-	13,422,451	-	-	-
Edelnor	Banco de Crédito	US$	4.75%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	124,672	-	124,672	-	-	-
Edelnor	Interbank	Soles	5.72%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	1,363,323	-	1,363,323	-	-	-
Edelnor	Banco de la Nación	Soles	5.15%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	33,168	-	33,168	-	-	-
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	-	1,334,474	1,334,474	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	-	-	-	1,601,369	-	1,601,369	-	1,868,503	1,868,503	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	-	-	-	2,001,711	-	2,001,711	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Santander Rio	Ar$	18.94%	Quarterly	-	-	-	3,336,185	-	3,336,185	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	-	-	-	5,337,896	-	5,337,896	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	-	-	-	2,001,711	-	2,001,711	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Santander Rio	Ar$	17.80%	Semi-annually	-	-	-	2,668,948	-	2,668,948	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	-	-	-	1,040,890	-	1,040,890	-	-	-	-	-	-	-	-	-	-	-	-
EDESUR S.A.	Itau S.A. Ny Branch	US$	4.22%	Semi-annually	-	-	-	-	-	-	-	1,923,626	1,923,626	7,641,639	-	7,641,639	22,350	-	22,350	5,969,307	1,492,327	7,461,634
EDESUR S.A.	Bayerische	US$	5.35%	Semi-annually	-	-	-	-	-	-	406,896	3,283,596	3,690,492	-	-	-	324,849	307,792	632,641	307,792	2,564,937	2,872,729
EDESUR S.A.	Deutsche Bank	US$	5.12%	Semi-annually	-	-	-	-	-	-	2,657,506	5,256,139	7,913,645	-	-	-	8,698	2,025,734	2,034,432	6,221,589	-	6,221,589
Emgesa	Davivienda	CPs	12.93%	Annually	-	992,230	992,230	-	7,826,033	7,826,033	-	1,088,007	1,088,007	-	8,949,497	8,949,497	-	938,051	938,051	-	7,780,630	7,780,630
Emgesa	Bancolombia	CPs	12.93%	Annually	-	710,761	710,761	-	5,606,000	5,606,000	-	779,369	779,369	-	6,410,845	6,410,845	-	671,951	671,951	-	5,573,476	5,573,476
Emgesa	Bancolombia	CPs	12.93%	Annually	-	2,340,613	2,340,613	-	18,461,158	18,461,158	-	2,566,545	2,566,545	-	21,111,344	21,111,344	-	2,212,808	2,212,808	-	18,354,055	18,354,055
Emgesa	BBVA Colombia	CPs	12.93%	Annually	-	2,594,904	2,594,904	-	20,466,830	20,466,830	-	335,358	335,358	-	23,404,940	23,404,940	-	2,453,214	2,453,214	-	20,348,091	20,348,091
Emgesa	Banco Santander	CPs	10.38%	Semi-annually	-	2,954,334	2,954,334	-	23,301,764	23,301,764	-	257,586	257,586	-	-	-	-	1,320,603	1,320,603	-	-	-
Emgesa	BBVA Colombia	CPs	15.96%	Semi-annually	-	-	-	-	-	-	-	14,650,645	14,650,645	-	-	-	-	-	-	-	-	-
Emgesa	Banco Santander	CPs	16.09%	Semi-annually	-	-	-	-	-	-	-	11,722,599	11,722,599	-	-	-	-	-	-	-	-	-
Emgesa	Banco de Crédito	CPs	14.62%	Semi-annually	-	-	-	-	-	-	-	2,855,358	2,855,358	-	-	-	-	-	-	-	-	-
Emgesa	Citibank	CPs	15.00%	Semi-annually	-	-	-	-	-	-	-	8,569,590	8,569,590	-	-	-	-	-	-	-	-	-
Emgesa	Banco Santander	CPs	12.13%	Semi-annually	-	-	-	-	-	-	-	79,204	79,204	-	26,646,764	26,646,764	-	2,793,017	2,793,017	-	23,166,578	23,166,578
Emgesa	Av Villas	CPs	12.13%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	-	9,892,754	9,892,754	-	-	-
Emgesa	Banco de Bogotá	CPs	12.13%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	-	4,453,686	4,453,686	-	-	-
Endesa Brasil S.A.	IFC	R$	12.75%	Semi-annually	-	-	-	-	-	-	-	6,263,735	6,263,735	21,382,652	38,801,056	60,183,708	-	-	-	-	-	-
Endesa Brasil S.A.	Santander	R$	1.70%	Semi-annually	-	-	-	-	-	-	-	1,634,018	1,634,018	92,594,204	70,721,742	163,315,946	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Itaú	R$	13.76%	Semi-annually	-	-	-	-	-	-	-	-	-	2,181,414	1,454,276	3,635,690	-	-	-	-	-	-
Endesa Brasil S.A.	Unibanco	R$	13.82%	Semi-annually	-	-	-	-	-	-	-	25,891,736	25,891,736	2,173,244	1,448,829	3,622,073	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Alfa	R$	13.56%	Semi-annually	-	-	-	-	-	-	-	-	-	5,446,726	13,616,815	19,063,541	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Pactual	R$	17.57%	Semi-annually	-	-	-	-	-	-	-	11,972,347	11,972,347	-	-	-	-	-	-	-	-	-
Endesa Brasil S.A.	Bradesco	R$	13.72%	Semi-annually	-	-	-	-	-	-	-	21,738,395	21,738,395	13,074,866	17,794,453	30,869,319	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Do Brasil	R$	13.58%	At Maturity	-	-	-	-	-	-	-	-	-	-	28,686,757	28,686,757	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Hsbc	R$	13.47%	Half Yearly	-	-	-	-	-	-	-	-	-	20,425,223	20,425,223	40,850,446	-	-	-	-	-	-
Endesa Brasil S.A.	Bndes	R$	12.12%	Monthly	-	-	-	-	-	-	-	34,257,587	34,257,587	48,438,629	7,022,788	55,461,417	-	-	-	-	-	-
Endesa Brasil S.A.	Banco do Brasil	US$	6.67%	Semi-annually	-	-	-	-	-	-	-	244,006	244,006	2,412,900	-	2,412,900	-	-	-	-	-	-
Endesa Brasil S.A.	Banco Europeu	US$	5.49%	Semi-annually	-	-	-	-	-	-	-	5,937,296	5,937,296	-	15,911,248	15,911,248	-	-	-	-	-	-
Endesa Brasil S.A.	Eletrobras	R$	6.58%	Semi-annually	-	-	-	-	-	-	-	3,283,485	3,283,485	-	15,568,376	15,568,376	-	-	-	-	-	-
Endesa Brasil S.A.	Banco do Brasil	R$	10.75%	Semi-annually	-	-	-	-	-	-	-	2,182,335	2,182,335	-	52,467,766	52,467,766	-	-	-	-	-	-

                     i.      Identification of Bank Borrowings by Companies (continued)

Company	Financial	Currency	Nominal	Type	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	of	Current			Non- Current			Current			Non- Current			Current			Non- Current
				Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total

Endesa Brasil S.A.	BNDES	R$	9.95%	Semi-annually	-	-	-	-	-	-	-	452,611	452,611	-	-	-	-	-	-	-	-	-
Endesa Brasil S.A.	Banco do Nordeste	R$	8.50%	Semi-annually	-	-	-	-	-	-	-	5,114,102	5,114,102	-	44,809,806	44,809,806	-	-	-	-	-	-
Endesa Brasil S.A.	Safra	R$	12.11%	Semi-annually	-	-	-	-	-	-	-	35,450,002	35,450,002	-	-	-	-	-	-	-	-	-
Endesa Brasil S.A.	Santander	R$	12.11%	Semi-annually	-	-	-	-	-	-	-	42,671,207	42,671,207	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Santander Río	US$	4.67%	At Maturity	706,604	-	706,604	-	-	-	-	404,811	404,811	849,749	-	849,749	-	-	-	-	-	-
Endesa Costanera	Banco Provincia de Buenos Aires	US$	6.00%	At Maturity	685,119	-	685,119	-	-	-	-	1,046,049	1,046,049	-	-	-	1,026,904	-	1,026,904	-	-	-
Endesa Costanera	Banco Galicia	US$	5.44%	At Maturity	385,930	-	385,930	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Ciudad	US$	5.70%	At Maturity	1,034,484	-	1,034,484	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Credit Suisse International	US$	12.26%	At Maturity	2,176,661	-	2,176,661	2,173,458	-	2,173,458	2,734,159	8,187,052	10,921,211	2,727,679	-	2,727,679	-	4,278,999	4,278,999	10,647,556	-	10,647,556
Endesa Costanera	Citibank	US$	5.00%	At Maturity	-	407,548	407,548	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Nación Argentina	Ar$	12.50%	At Maturity	686,987	2,668,948	3,355,935	-	-	-	-	4,617,885	4,617,885	-	-	-	-	-	-	-	-	-
Endesa Costanera	Mediocredito Italiano	Ar$	1.75%	At Maturity	-	1,951,134	1,951,134	972,164	-	972,164	1,267,768	1,255,391	2,523,159	2,510,699	1,255,471	3,766,170	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Endesa Costanera	Banco Santander Río	Ar$	21.75%	At Maturity	306,929	-	306,929	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Comafi	Ar$	15.00%	At Maturity	404,479	-	404,479	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Itaú	Ar$	19.47%	At Maturity	1,730,145	918,786	2,648,931	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Citibank	Ar$	13.00%	At Maturity	562,347	-	562,347	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Galicia	Ar$	6.39%	At Maturity	257,554	-	257,554	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Citibank	US$	5.32%	At Maturity	-	1,136,571	1,136,571	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Banco Galicia	US$	6.39%	At Maturity	158,669	-	158,669	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Endesa Costanera	Bladex	US$	5.88%	At Maturity	-	-	-	-	-	-	722,371	573,624	1,295,995	-	-	-	-	885,686	885,686	-	-	-
Endesa Costanera	Banco Itaú	US$	11.13%	At Maturity	-	-	-	-	-	-	-	1,298,740	1,298,740	-	-	-	-	2,415,322	2,415,322	-	-	-
Endesa Costanera	Banco Ciudad	Ar$	6.70%	At Maturity	-	-	-	-	-	-	-	1,120,666	1,120,666	-	-	-	-	-	-	-	-	-
Endesa Chile	B.N.P. Paribas	US$	5.96%	Semi-annually	-	901,716	901,716	1,659,304	2,488,955	4,148,259	-	3,270,303	3,270,303	2,082,556	4,165,111	6,247,667	-	3,229,981	3,229,981	3,261,481	4,064,740	7,326,221
Endesa Chile	Export Development Corpotation	US$	2.50%	Semi-annually	-	759,503	759,503	1,452,034	1,452,035	2,904,069	-	1,016,983	1,016,983	1,822,416	2,733,624	4,556,040	-	859,804	859,804	1,422,798	2,845,597	4,268,395
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	1.60%	At Maturity	-	15,866,003	15,866,003	-	30,540,510	30,540,510	-	-	-	19,855,862	37,226,224	57,082,086	-	-	-	-	-	-
Endesa Chile	The Bank of Tokyo-Mitsubishi	US$	1.60%	At Maturity	-	12,675,768	12,675,768	17,110,472	16,594,577	33,705,049	-	12,508	12,508	37,356,336	20,821,447	58,177,783	-	27,903	27,903	4,180,739	10,973,496	15,154,235
Endesa Chile	Caja Madrid	US$	1.60%	At Maturity	-	8,241,742	8,241,742	-	25,143,298	25,143,298	-	-	-	10,325,048	31,547,647	41,872,695	-	-	-	-	-	-
Endesa Chile	Banco Santander Central Hispano	US$	1.60%	At Maturity	-	10,771,619	10,771,619	17,110,472	16,594,577	33,705,049	-	-	-	34,973,632	20,821,447	55,795,079	-	-	-	3,553,628	10,973,496	14,527,124
Endesa Chile	Citibank NA	US$	1.60%	At Maturity	-	15,840,616	15,840,616	17,110,472	-	17,110,472	-	-	-	41,327,508	-	41,327,508	-	-	-	5,225,923	10,973,496	16,199,419
Endesa Chile	Ing Bank N.V.	US$	1.60%	At Maturity	-	20,326,059	20,326,059	-	-	-	-	-	-	25,415,503	-	25,415,503	-	-	-	6,689,182	-	6,689,182
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	At Maturity	-	12,672,493	12,672,493	-	-	-	-	-	-	15,884,689	-	15,884,689	-	-	-	4,180,739	-	4,180,739
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	At Maturity	-	10,560,411	10,560,411	-	-	-	-	-	-	13,237,241	-	13,237,241	-	-	-	3,483,949	-	3,483,949
Endesa Chile	ABN AMRO Bank	US$	1.60%	At Maturity	-	5,230,136	5,230,136	-	-	-	-	-	-	6,618,621	-	6,618,621	-	-	-	1,741,975	-	1,741,975
Endesa Chile	Instituto de Credito Oficial	US$	1.60%	At Maturity	-	5,280,206	5,280,206	10,139,539	-	10,139,539	-	-	-	19,342,560	-	19,342,560	-	-	-	1,741,975	6,503,260	8,245,235
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	At Maturity	-	4,224,164	4,224,164	-	-	-	-	-	-	5,294,896	-	5,294,896	-	-	-	1,393,130	-	1,393,130
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	At Maturity	-	-	-	5,069,769	-	5,069,769	-	-	-	6,361,969	-	6,361,969	-	-	-	-	3,251,407	3,251,407
Endesa Chile	Export Development Corpotation	US$	1.60%	At Maturity	-	-	-	12,674,424	-	12,674,424	-	-	-	15,904,926	-	15,904,926	-	-	-	-	8,128,516	8,128,516
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	At Maturity	-	-	-	10,139,539	-	10,139,539	-	-	-	12,723,939	-	12,723,939	-	-	-	-	6,502,812	6,502,812
Endesa Chile	Banco Español de crédito	US$	1.60%	At Maturity	-	-	-	5,069,769	12,571,649	17,641,418	-	-	-	6,361,969	17,189,452	23,551,421	-	-	-	-	3,251,407	3,251,407
Endesa Chile	Banco Estado	US$	1.60%	At Maturity	-	-	-	6,970,933	-	6,970,933	-	-	-	8,747,708	-	8,747,708	-	-	-	-	4,963,412	4,963,412

-      Identification of Bank Borrowings by Companies

Company	Financial	Currency	Nominal	Type	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	of	Current			Non- Current			Current			Non- Current			Current			Non- Current
				Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	At Maturity	-	5,068,997	5,068,997	-	-	-	-	-	-	6,353,876	-	6,353,876	-	-	-	1,672,295	-	1,672,295
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	2.28%	Quarterly	-	-	-	-	-	-	-	72,555	72,555	-	-	-	-	-	-	5,225,923	-	5,225,923
Endesa Chile	Caja Madrid	US$	1.77%	Quarterly	-	-	-	-	-	-	-	16,298	16,298	-	-	-	-	18,368	18,368	2,717,480	-	2,717,480
Enersis	Banco Bilbao Vizcaya Argentaria	US$	2.59%	At Maturity	-	-	-	-	-	-	-	12,645,346	12,645,346	-	-	-	-	111,076	111,076	14,492,624	-	14,492,624
Enersis	HSBC	US$	2.59%	At Maturity	-	-	-	-	-	-	-	7,974,540	7,974,540	-	-	-	-	70,048	70,048	22,981,162	-	22,981,162
Enersis	Caja Madrid	US$	2.59%	At Maturity	-	-	-	-	-	-	-	12,645,342	12,645,342	-	-	-	-	111,076	111,076	4,968,900	-	4,968,900
Enersis	Dresdner Bank AG	US$	2.59%	At Maturity	-	-	-	-	-	-	-	2,734,128	2,734,128	-	-	-	-	24,016	24,016	5,797,050	-	5,797,050
Enersis	Deutsche Bank AG.	US$	2.59%	At Maturity	-	-	-	-	-	-	-	3,189,816	3,189,816	-	-	-	-	28,019	28,019	14,037,142	-	14,037,142
Enersis	Banco Santander Central Hispano	US$	2.59%	At Maturity	-	-	-	-	-	-	-	7,723,912	7,723,912	-	-	-	-	67,846	67,846	7,246,312	-	7,246,312
Enersis	Instituto Credito Oficial	US$	2.59%	At Maturity	-	-	-	-	-	-	-	3,987,270	3,987,270	-	-	-	-	35,024	35,024	22,981,162	-	22,981,162
Enersis	Citibank, N.A.	US$	2.59%	At Maturity	-	-	-	-	-	-	-	12,645,342	12,645,342	-	-	-	-	111,076	111,076	7,246,312	-	7,246,312
Enersis	ABN	US$	2.59%	At Maturity	-	-	-	-	-	-	-	3,987,270	3,987,270	-	-	-	-	35,024	35,024	17,391,150	-	17,391,150
Enersis	Bank of Tolkio	US$	2.59%	At Maturity	-	-	-	-	-	-	-	9,569,448	9,569,448	-	-	-	-	84,057	84,057	17,391,150	-	17,391,150
Enersis	Sao Paulo USA	US$	2.59%	At Maturity	-	-	-	-	-	-	-	9,569,448	9,569,448	-	-	-	-	84,057	84,057	2,484,450	-	2,484,450
Enersis	Banca Monte Paschi Di Siena SPA	US$	2.59%	At Maturity	-	-	-	-	-	-	-	1,367,064	1,367,064	-	-	-	-	12,008	12,008	4,968,901	-	4,968,901
Enersis	Caja de Ahorros de Galicia	US$	2.59%	At Maturity	-	-	-	-	-	-	-	2,734,128	2,734,128	-	-	-	-	24,016	24,016	4,968,901	-	4,968,901
Enersis	The Bank of nova Scotiabank	US$	2.59%	At Maturity	-	-	-	-	-	-	-	2,734,128	2,734,128	-	-	-	-	24,016	24,016	3,975,122	-	3,975,122
Enersis	Bancp Itaú Chile	US$	2.59%	At Maturity	-	-	-	-	-	-	-	2,187,302	2,187,302	-	-	-	-	19,213	19,213	-	-	-
Enersis	Scotiabank	Ch$	12.73%	At Maturity	-	-	-	-	-	-	-	6,713,751	6,713,751	-	-	-	-	-	-	-	-	-
Enersis	Itaú	Ch$	13.08%	At Maturity	-	-	-	-	-	-	-	10,337,900	10,337,900	-	-	-	-	-	-	-	-	-
Enersis	Estado	Ch$	15.00%	At Maturity	-	-	-	-	-	-	-	2,075,833	2,075,833	-	-	-	-	-	-	-	-	-
Enersis	Chile	Ch$	10.56%	At Maturity	-	-	-	-	-	-	-	10,005,867	10,005,867	-	-	-	-	-	-	-	-	-
Enersis	BCI	Ch$	11.63%	At Maturity	-	-	-	-	-	-	-	5,003,230	5,003,230	-	-	-	-	-	-	-	-	-
Enersis	Estado	US$	15.00%	At Maturity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,981,162	-	22,981,162
H. El Chocón	Deutsche Bank	US$	3.80%	At Maturity	1,508,290	4,437,126	5,945,416	10,564,564	-	10,564,564	3,785,599	3,712,642	7,498,241	20,684,627	-	20,684,627	87,880	2,898,510	2,986,390	21,946,008	-	21,946,008
H. El Chocón	Standard Bank	US$	3.80%	At Maturity	1,508,290	4,437,126	5,945,416	10,564,564	-	10,564,564	3,785,599	3,712,641	7,498,240	20,684,627	-	20,684,627	87,880	2,898,510	2,986,390	21,946,008	-	21,946,008
H. El Chocón	Sindicated	US$	18.67%	At Maturity	160,537	3,202,738	3,363,275	12,810,950	-	12,810,950	-	-	-	-	-	-	-	-	-	-	-	-
H. El Chocón	Ciudad	Ar$	21.50%	At Maturity	14,946	-	14,946	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
H. El Chocón	Santander Rio	Ar$	17.44%	Semi-annually	-	-	-	-	-	-	83,496	6,629,366	6,712,862	-	-	-	-	-	-	-	-	-
GasAtacama	Pnc Bank	US$	3.09%	Semi-annually	-	-	-	225,406	-	225,406	8,357	282,982	291,339	565,964	-	565,964	-	-	-	-	-	-
GasAtacama Holding	Sc Group	US$	7.50%	Annually	-	34,965,052	34,965,052	-	-	-	-	-	-	53,722,804	-	53,722,804	-	44,098,848	44,098,848	-	662,790	662,790
Pangue	Export Development Corporation	US$	1.63%	Semi-annually	370,984	-	370,984	-	-	-	948,555	-	948,555	462,087	-	462,087	-	-	-	-	-	-
Pangue	Export Development Corporation	US$	3.75%	Semi-annually	-	-	-	-	-	-	-	-	-	-	-	-	772,559	-	772,559	-	1,218,197	1,218,197
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Semi-annually	-	-	-	-	-	-	176,238	-	176,238	-	-	-	276,815	-	276,815	-	-	-
Sistemas Sec S.A.	BBVA	CH$	4.68%	Semi-annually	-	-	-	-	-	-	-	-	-	-	1,316,483	1,316,483	-	-	-	-	-	-
Synapsis Brasil	BNB	R$	9.57%	Annually	-	-	-	-	-	-	-	-	-	544,673	-	544,673	-	-	-	841,568	-	841,568
Synapsis Brasil	BNB	R$	11.30%	Annually	194,837	-	194,837	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Synapsis Colombia Ltda.	Banco de Bogotá	CPs	11.50%	Semi-annually	744,192	-	744,192	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Total					39,183,991	342,161,610	381,345,601	452,343,091	409,709,749	862,052,840	91,970,952	478,900,406	570,871,358	636,214,044	594,753,894	1,230,967,938	122,688,098	225,980,309	348,668,407	513,519,721	527,961,004	1,041,480,725

c)       Unsecured obligations by currency and maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

-      Summary of unsecured obligations by currency and maturity

Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Current Potion at 12/31/2009	Maturity		Non-Current Portion at 12/31/2009
					Undetermined	Less than One Month	One to Three Months	Three to twelve Months		One to Five Years	Over Five Years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	7.88%	Unsecured	-	-	15,916,932	6,782,703	22,699,635	-	771,171,418	771,171,418
Chile	Ch$	Semi-annually	5.01%	Unsecured	-	-	1,081,503	8,843,672	9,925,175	9,968,809	415,647,419	425,616,228
Peru	US$	Semi-annually	6.97%	Unsecured	-	-	-	789,504	789,504	4,056,799	27,505,653	31,562,452
Peru	Soles	Semi-annually	7.23%	Unsecured	-	-	7,806,462	314,504	8,120,966	40,135,949	116,463,727	156,599,676
Argentina	Ar$	Quarterly	11.75%	Unsecured	-	-	-	8,807,528	8,807,528	13,211,293	-	13,211,293
Colombia	CPs	Semi-annually	9.94%	Unsecured	-	-	1,446,813	130,251,384	131,698,197	159,931,863	447,119,273	607,051,136
Brazil	R$	Semi-annually	12.94%	Unsecured	-	-	-	46,910,823	46,910,823	155,290,517	97,045,044	252,335,561

				Total	-	-	26,251,710	202,700,118	228,951,828	382,595,230	1,874,952,534	2,257,547,764

Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Current Total at 12/31/2008	Maturity		Non-Current Total at 12/31/2008
					Undetermined	Up to One Month	One to Three Months	Three to twelve Months		One to Five Years	Over Five Years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	7.96%	Unsecured	-	-	7,529,669	423,856,834	431,386,503	-	929,310,401	929,310,401
Chile	Ch$	Quarterly	5.05%	Unsecured	-	-	-	5,004,323	5,004,323	10,211,424	422,452,740	432,664,164
Peru	US$	Quarterly	5.80%	Unsecured	-	-	-	13,448,960	13,448,960	5,094,843	25,295,850	30,390,693
Peru	Soles	Semi-annually	6.87%	Unsecured	-	-	-	32,599,214	32,599,214	44,686,294	153,479,309	198,165,603
Argentina	Ar$	Quarterly	12.28%	Unsecured			-	-	-	-	30,262,432	30,262,432
Colombia	CPs	Semi-annually	12.51%	Unsecured			-	-	-	160,968,224	458,798,292	619,766,516
Brazil	R$	Semi-annually	14.56%	Unsecured	-	-	122,600,356	-	122,600,356	87,521,479	50,339,957	137,861,436

				Total	-	-	130,130,025	474,909,331	605,039,356	308,482,264	2,069,938,981	2,378,421,245

Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Current Total at 01/01/2008	Maturity		Non-Current Total at 01/01/2008
					Undetermined	Up to One Month	One to Three Months	Three to twelve Months		One to Five Years	Over Five Years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	7.93%	Unsecured	-	-	5,878,571	228,769,156	234,647,727	-	1,097,174,380	1,097,174,380
Chile	Ch$	Quarterly	4.93%	Unsecured	-	-	-	4,166,774	4,166,774	9,340,386	132,491,314	141,831,700
Peru	US$	Quarterly	5.55%	Unsecured	-	-	-	-	-	4,970,557	18,888,119	23,858,676
Peru	Soles	Semi-annually	6.68%	Unsecured	-	-	12,947,996	9,899,155	22,847,151	38,850,622	108,649,686	147,500,308
Argentina	Ar$	Quarterly	12.28%	Unsecured	-	-	-	-	-	-	26,035,837	26,035,837
Colombia	CPs	Semi-annually	12.64%	Unsecured	-	-	3,444,610	1,580,202	5,024,812	146,036,731	416,543,687	562,580,418
Brazil	R$	Semi-annually	13.06%	Unsecured	-	-	-	81,251,513	81,251,513	-	138,741,528	138,741,528

				Total	-	-	22,271,177	325,666,800	347,937,977	199,198,296	1,938,524,551	2,137,722,847

d)       Secured obligations by currency and maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

-      Summary of secured obligations by currency and maturity.

Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Current					Non-Current
					Maturity				Current Total at 12/31/2009	Maturity		Non-Current Total at 12/31/2009
					Undetermined	Up to One Month	One to Three Months	Three to twelve Months		One to Five Years	Over Five Years
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	Quarterly	6.06%	Secured	-	-	-	72,618	72,618	10,141,998	-	10,141,998
Peru	Soles	Semi Annually	6.28%	Secured	-	-	-	10,950,797	10,950,797	9,647,352	8,770,320	18,417,672

				Total	-	-	-	11,023,415	11,023,415	19,789,350	8,770,320	28,559,670

The fair value of current and non-current secured and unsecured obligations totaled ThCh$2,957,767,022 and ThCh$3,406,969,288 as of December 31, 2009 and 2008, respectively.

-      Secured and unsecured obligations by Company

Company	Financial	Currency	Nominal	Secured/	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	Unsecured	Current			Non-Current			Current			Non-Current			Current			Non-Current
					Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Bonds	R$	13.23%	Unsecured	-	46,910,823	46,910,823	154,419,099	26,147,159	180,566,258	-	-	-	-	-	-	-	81,251,513	81,251,513	-	138,741,528	138,741,528
Chinango	Banco Continental	Soles	6.72%	Secured	-	6,218,332	6,218,332	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.47%	Secured	-	55,078	55,078	-	4,385,160	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.09%	Secured	-	4,431,993	4,431,993	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.16%	Secured	-	29,644	29,644	5,262,192	-	5,262,192	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	6.16%	Secured	-	123,662	123,662	-	4,385,160	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	Soles	5.91%	Secured	-	92,088	92,088	4,385,160	-	4,385,160	-	-	-	-	-	-	-	-	-	-	-	-
Chinango	Banco Continental	US$	6.06%	Secured	-	72,618	72,618	10,141,998	-	10,141,998	-	-	-	-	-	-	-	-	-	-	-	-
Codensa	B3	CPs	13.12%	Unsecured	-	-	-	-	-	-	16,977,582	-	16,977,582	-	-	-	-	1,580,202	1,580,202	12,331,245	-	12,331,245
Codensa	B5	CPs	13.01%	Unsecured	239,630	-	239,630	49,612,813	-	49,612,813	-	-	-	56,734,965	-	56,734,965	-	-	-	-	49,324,981	49,324,981
Codensa	B8	CPs	13.22%	Unsecured	306,773	-	306,773	62,016,015	-	62,016,015	-	-	-	-	70,918,706	70,918,706	-	-	-	-	61,656,227	61,656,227
Codensa	B302	CPs	11.85%	Unsecured	173,600	55,667,344	55,840,944	-	-	-	-	-	-	63,747,188	-	63,747,188	-	-	-	55,408,835	-	55,408,835
Codensa	B102	CPs	11.58%	Unsecured	350,428	-	350,428	-	96,558,689	96,558,689	-	-	-	-	110,214,411	110,214,411	-	-	-	-	95,774,700	95,774,700
Codensa	B52	CPs	10.56%	Unsecured	89,286	-	89,286	8,364,721	-	8,364,721	-	-	-	9,565,515	-	9,565,515	-	-	-	-	8,316,192	8,316,192
Codensa	B203	CPs	10.27%	Unsecured	25,907	27,038,982	27,064,889	-	-	-	-	-	-	30,920,556	-	30,920,556	-	-	-	-	-	-
Codensa	B503	CPs	10.74%	Unsecured	78,909	-	78,909	18,728,836	-	18,728,836	-	-	-	-	24,254,198	24,254,198	-	-	-	-	-	-
Codensa	B503	CPs	12.85%	Unsecured	93,489	-	93,489	21,209,478	-	21,209,478	-	-	-	-	21,417,450	21,417,450	-	-	-	-	-	-
Codensa	B102	CPs	12.38%	Unsecured	88,791	-	88,791	-	19,845,125	19,845,125	-	-	-	-	-	-	-	-	-	-	-	-
Coelce	Itaú	R$	12.00%	Unsecured	-	-	-	-	35,448,942	35,448,942	-	-	-	-	-	-	-	-	-	-	-	-
Coelce	Santander	R$	12.00%	Unsecured	-	-	-	-	35,448,943	35,448,943	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.31%	Unsecured	-	6,920	6,920	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.28%	Unsecured	-	-	-	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.75%	Unsecured	-	78,933	78,933	-	3,508,128	3,508,128	-	-	-	-	4,053,822	4,053,822	-	-	-	-	3,317,017	3,317,017
Edegel	Banco Continental	Soles	6.50%	Unsecured	-	80,760	80,760	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.44%	Unsecured	-	30,582	30,582	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.63%	Unsecured	-	14,526	14,526	-	4,385,160	4,385,160	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.59%	Unsecured	-	102,783	102,783	-	4,964,001	4,964,001	-	-	-	-	5,736,153	5,736,153	4,975,533	-	4,975,533	-	-	-
Edegel	Banco Continental	US$	5.97%	Unsecured	-	108,963	108,963	4,056,799	-	4,056,799	-	-	-	5,094,843	-	5,094,843	-	-	-	-	8,947,008	8,947,008
Edegel	Banco Continental	US$	6.34%	Unsecured	-	138,506	138,506	-	5,070,999	5,070,999	-	-	-	-	6,368,554	6,368,554	-	-	-	-	-	-
Edegel	Banco Continental	US$	9.00%	Unsecured	-	59,148	59,148	-	4,929,095	4,929,095	-	-	-	-	6,190,187	6,190,187	-	-	-	-	-	-
Edegel	Banco Continental	US$	7.78%	Unsecured	-	143,209	143,209	-	4,140,994	4,140,994	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	US$	7.13%	Unsecured	-	102,050	102,050	-	3,222,567	3,222,567	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Scotiabank	US$	6.63%	Unsecured	-	153,978	153,978	-	5,070,999	5,070,999	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Scotiabank	US$	6.00%	Unsecured	-	83,650	83,650	-	5,070,999	5,070,999	-	-	-	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.91%	Unsecured	-	-	-	-	-	-	-	15,282,707	15,282,707	-	-	-	-	-	-	11,609,577	-	11,609,577
Edegel	Banco Continental	US$	3.75%	Unsecured	-	-	-	-	-	-	-	6,724,480	6,724,480	-	-	-	-	-	-	-	-	-
Edegel	Banco Continental	Soles	6.72%	Unsecured	-	-	-	-	-	-	-	-	-	7,094,189	-	7,094,189	-	-	-	5,804,789	-	5,804,789
Edegel	Banco Continental	Soles	6.47%	Unsecured	-	-	-	-	-	-	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.09%	Unsecured	-	-	-	-	-	-	-	-	-	5,067,278	-	5,067,278	-	-	-	4,146,278	-	4,146,278
Edegel	Banco Continental	Soles	6.16%	Unsecured	-	-	-	-	-	-	-	-	-	6,080,733	-	6,080,733	-	-	-	-	4,975,533	4,975,533
Edegel	Banco Continental	Soles	6.16%	Unsecured	-	-	-	-	-	-	-	-	-	-	5,067,278	5,067,278	-	-	-	-	4,146,278	4,146,278

-      Secured and unsecured obligations by Companies  (Continued)

Company	Financial	Currency	Nominal	Secured/	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	Unsecured	Current			Non-Current			Current			Non-Current			Current			Non-Current
					Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total

Edegel	Banco Continental	Soles	5.91%	Unsecured	-	-	-	-	-	-	-	-	-	5,067,278	-	5,067,278	-	-	-	-	4,146,278	4,146,278
Edegel	Banco Continental	US$	6.06%	Unsecured	-	-	-	-	-	-	-	-	-	-	12,737,109	12,737,109	-	-	-	-	9,941,111	9,941,111
Edegel	Banco Continental	US$	3.75%	Unsecured	-	-	-	-	-	-	-	6,724,480	6,724,480	-	-	-	-	-	-	4,970,557	-	4,970,557
Edegel	Banco Continental	Soles	8.50%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	3,317,022	3,317,022	-	-	-
Edegel	Banco Continental	Soles	6.00%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	3,710,089	-	3,710,089	-	-	-
Edegel	Banco Continental	Soles	6.47%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	4,262,374	-	4,262,374	-	-	-
Edelnor	Caja De Pensiones Militar Policial	Soles	7.38%	Unsecured	5,317,877	-	5,317,877	-	-	-	-	24,914	24,914	6,080,732	-	6,080,732	-	20,386	20,386	4,975,533	-	4,975,533
Edelnor	Fcr - Macrofondo	Soles	1.27%	Unsecured	4,485	-	4,485	858,071	-	858,071	-	7,534	7,534	-	991,545	991,545	-	6,433	6,433	-	811,327	811,327
Edelnor	Rimac Internacional Cia De Seguros	Soles	8.49%	Unsecured	41,573	-	41,573	-	4,047,701	4,047,701	-	55,765	55,765	-	4,663,880	4,663,880	-	36,718	36,718	-	3,574,937	3,574,937
Edelnor	Rimac Internacional Cia De Seguros	Soles	9.69%	Unsecured	15,316	-	15,316	-	4,039,254	4,039,254	-	17,647	17,647	-	4,654,147	4,654,147	-	13,527	13,527	-	3,567,476	3,567,476
Edelnor	Afp Integra	Soles	9.69%	Unsecured	8,737	-	8,737	-	8,064,483	8,064,483	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Fdo Seguro de Retiro de Suboficiales y Especialistas	Soles	8.75%	Unsecured	25,580	-	25,580	-	5,262,192	5,262,192	-	29,559	29,559	-	6,080,732	6,080,732	-	24,187	24,187	-	4,975,533	4,975,533
Edelnor	Afp Integra	Soles	7.31%	Unsecured	124,703	-	124,703	3,508,128	-	3,508,128	-	-	-	4,053,822	-	4,053,822	-	117,910	117,910	-	3,317,022	3,317,022
Edelnor	Seguro Social De Salud - Essalud	Soles	7.84%	Unsecured	26,753	-	26,753	-	701,626	701,626	-	-	-	-	810,764	810,764	-	25,295	25,295	-	663,404	663,404
Edelnor	Afp Profuturo	Soles	7.56%	Unsecured	21,003	-	21,003	-	2,631,096	2,631,096	-	24,270	24,270	-	3,040,366	3,040,366	-	19,859	19,859	-	2,487,767	2,487,767
Edelnor	Afp Integra	Soles	8.16%	Unsecured	125,183	-	125,183	-	3,157,315	3,157,315	-	-	-	-	3,648,439	3,648,439	-	118,363	118,363	-	2,985,320	2,985,320
Edelnor	Afp Horizonte	Soles	7.22%	Unsecured	63,311	-	63,311	-	2,631,096	2,631,096	-	73,159	73,159	-	3,040,366	3,040,366	-	59,862	59,862	-	2,487,767	2,487,767
Edelnor	Afp Integra	Soles	7.06%	Unsecured	102,546	-	102,546	3,508,128	-	3,508,128	-	118,497	118,497	-	4,053,822	4,053,822	-	96,960	96,960	-	3,317,022	3,317,022
Edelnor	Afp Integra	Soles	8.00%	Unsecured	157,975	-	157,975	-	4,771,054	4,771,054	-	182,548	182,548	-	5,513,197	5,513,197	-	149,369	149,369	-	4,511,150	4,511,150
Edelnor	Fcr - Macrofondo	Soles	6.66%	Unsecured	40,864	-	40,864	-	2,631,096	2,631,096	-	47,221	47,221	-	3,040,366	3,040,366	-	38,638	38,638	-	2,487,767	2,487,767
Edelnor	Afp Profuturo	Soles	5.69%	Unsecured	39,351	-	39,351	3,508,128	-	3,508,128	-	45,472	45,472	-	4,053,822	4,053,822	-	37,207	37,207	-	3,317,022	3,317,022
Edelnor	Afp Integra	Soles	5.91%	Unsecured	40,864	-	40,864	-	3,508,128	3,508,128	-	47,221	47,221	-	4,053,822	4,053,822	-	38,638	38,638	-	3,317,022	3,317,022
Edelnor	Afp Horizonte	Soles	5.97%	Unsecured	202,412	-	202,412	7,016,256	-	7,016,256	-	224,764	224,764	-	8,107,643	8,107,643	-	191,385	191,385	-	6,634,044	6,634,044
Edelnor	Afp Prima	Soles	6.94%	Unsecured	163,603	-	163,603	-	7,016,256	7,016,256	-	189,052	189,052	-	8,107,643	8,107,643	-	154,691	154,691	-	6,634,044	6,634,044
Edelnor	Afp Prima	Soles	6.56%	Unsecured	103,599	-	103,599	5,262,192	-	5,262,192	-	119,714	119,714	-	6,080,732	6,080,732	-	97,956	97,956	-	4,975,502	4,975,502
Edelnor	Afp Prima	Soles	6.84%	Unsecured	170,062	-	170,062	-	5,262,192	5,262,192	-	196,515	196,515	-	6,080,732	6,080,732	-	-	-	-	-	-
Edelnor	Afp Integra	Soles	5.94%	Unsecured	70,010	-	70,010	3,508,128	-	3,508,128	-	80,900	80,900	4,053,822	-	4,053,822	-	-	-	-	-	-
Edelnor	Mapfre Perú Cia De Seguros	Soles	6.28%	Unsecured	74,064	-	74,064	-	3,508,128	3,508,128	-	85,584	85,584	-	4,053,822	4,053,822	-	-	-	-	-	-
Edelnor	Afp Prima	Soles	6.81%	Unsecured	14,107	-	14,107	-	4,385,160	4,385,160	-	16,302	16,302	-	5,067,277	5,067,277	-	-	-	-	-	-
Edelnor	Afp Prima	Soles	7.13%	Unsecured	14,754	-	14,754	-	4,385,160	4,385,160	-	17,049	17,049	-	5,067,277	5,067,277	-	-	-	-	-	-
Edelnor	Afp Prima	Soles	7.50%	Unsecured	123,515	-	123,515	3,508,128	-	3,508,128	-	142,728	142,728	4,053,822	-	4,053,822	-	-	-	-	-	-
Edelnor	Afp Prima	Soles	7.72%	Unsecured	190,677	-	190,677	-	5,262,192	5,262,192	-	220,337	220,337	-	6,080,732	6,080,732	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	8.31%	Unsecured	10,004	-	10,004	2,280,283	-	2,280,283	-	11,560	11,560	-	2,634,984	2,634,984	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	8.25%	Unsecured	11,811	-	11,811	2,712,660	-	2,712,660	-	13,649	13,649	3,134,618	-	3,134,618	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	7.81%	Unsecured	160,879	-	160,879	4,465,847	-	4,465,847	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	7.91%	Unsecured	191,842	-	191,842	-	5,262,192	5,262,192	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	8.06%	Unsecured	104,706	-	104,706	-	4,369,373	4,369,373	-	-	-	-	-	-	-	-	-	-	-	-

-      Secured and unsecured obligations by Companies (Continued)

Company	Financial	Currency	Nominal	Secured/	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	Unsecured	Current			Non-Current			Current			Non-Current			Current			Non-Current
					Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total

Edelnor	Fondo Mi Vivienda	Soles	6.56%	Unsecured	44,296	-	44,296	-	5,170,104	5,170,104	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	-	-	-	-	-	-	-	4,167,512	4,167,512	-	-	-	-	93,026	93,026	3,317,022	-	3,317,022
Edelnor	Afp Integra	Soles	8.56%	Unsecured	-	-	-	-	-	-	-	4,074,070	4,074,070	-	-	-	-	16,568	16,568	3,317,022	-	3,317,022
Edelnor	Afp Integra	Soles	7.14%	Unsecured	-	-	-	-	-	-	-	45,174	45,174	-	9,292,278	9,292,278	-	-	-	-	-	-
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	-	-	-	-	-	-	-	3,975,761	3,975,761	-	-	-	-	60,516	60,516	3,192,634	-	3,192,634
Edelnor	Afp Integra	Soles	5.78%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	5,106,573	5,106,573	-	-	-
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Afp Integra	Soles	6.12%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	40,341	40,341	-	7,122,786	7,122,786
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Edelnor	Afp Profuturo	Soles	6.75%	Unsecured	-	-	-	-	-	-	-	3,062,029	3,062,029	-	-	-	-	17,725	17,725	2,487,767	-	2,487,767
Edesur.	Oeds7	Ar$	11.75%	Unsecured	-	8,807,528	8,807,528	13,211,293	-	13,211,293	-	-	-	-	30,262,432	30,262,432	-	-	-	-	26,035,837	26,035,837
Emgesa	Bonds B10	CPs	8.88%	Unsecured	-	77,674	77,674	-	54,124,027	54,124,027	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds A-10	CPs	7.33%	Unsecured	-	313,888	313,888	-	42,170,891	42,170,891	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B-103	CPs	7.64%	Unsecured	-	2,781,270	2,781,270	-	9,922,563	9,922,563	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds A102	CPs	7.33%	Unsecured	-	41,039,701	41,039,701	-	59,535,375	59,535,375	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bods A5	CPs	5.77%	Unsecured	-	98,880	98,880	-	12,264,287	12,264,287	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B10	CPs	8.04%	Unsecured	-	446,152	446,152	-	39,705,134	39,705,134	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B15	CPs	8.34%	Unsecured	-	160,448	160,448	-	13,767,556	13,767,556	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bods A5	CPs	9.27%	Unsecured	-	1,063,229	1,063,229	-	22,876,468	22,876,468	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B9	CPs	8.16%	Unsecured	-	1,101,083	1,101,083	-	54,127,579	54,127,579	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B12	CPs	8.35%	Unsecured	-	462,733	462,733	-	22,221,579	22,221,579	-	-	-	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B10	CPs	12.17%	Unsecured	-	-	-	-	-	-	1,826,096	-	1,826,096	-	-	-	-	-	-	-	-	-
Emgesa	Bonds C10	CPs	10.25%	Unsecured	-	-	-	-	-	-	68,540	-	68,540	-	-	-	-	-	-	-	-	-
Emgesa	Bonds C10	CPs	9.88%	Unsecured	-	-	-	-	-	-	126,554	-	126,554	-	-	-	-	-	-	-	-	-
Emgesa	Bonds B10	CPs	12.86%	Unsecured	-	-	-	-	-	-	461,795	-	461,795	-	-	-	-	-	-	-	-	-
Emgesa	Bonds A-10	CPs	12.56%	Unsecured	-	-	-	-	-	-	6,382,490	-	6,382,490	-	59,571,713	59,571,713	-	-	-	-	51,791,231	51,791,231
Emgesa	Bonds B-103	CPs	13.28%	Unsecured	-	-	-	-	-	-	6,115,741	-	6,115,741	-	48,224,720	48,224,720	3,444,610	-	3,444,610	-	41,926,234	41,926,234
Emgesa	Bonds A102	CPs	12.56%	Unsecured	-	-	-	-	-	-	2,648,540	-	2,648,540	-	11,346,993	11,346,993	-	-	-	-	9,864,996	9,864,996
Emgesa	Bonds B Coi14B00021	CPs	13.98%	Unsecured	-	-	-	-	-	-	4,302,930	-	4,302,930	-	112,850,101	112,850,101	-	-	-	-	97,889,126	97,889,126
Emgesa	Bonds B10	CPs	12.17%	Unsecured	-	-	-	-	-	-	57,905,331	-	57,905,331	-	-	-	-	-	-	56,680,570	-	56,680,570
Emgesa	Bonds C10	CPs	10.25%	Unsecured	-	-	-	-	-	-	3,083,910	-	3,083,910	-	-	-	-	-	-	4,333,425	-	4,333,425
Emgesa	Bonds C10	CPs	9.88%	Unsecured	-	-	-	-	-	-	5,365,037	-	5,365,037	-	-	-	-	-	-	2,485,162	-	2,485,162
Emgesa	Bonds B10	CPs	12.86%	Unsecured	-	-	-	-	-	-	17,335,810	-	17,335,810	-	-	-	-	-	-	14,797,494	-	14,797,494
Endesa Brasil	Bonds	R$	14.56%	Unsecured	-	-	-	-	-	-	-	-	-	87,521,479	50,339,957	137,861,436	-	-	-	-	-	-
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-1	US$	7.88%	Unsecured	3,425,699	-	3,425,699	-	102,917,226	102,917,226	-	4,299,519	4,299,519	-	137,448,195	137,448,195	-	3,749,967	3,749,967	-	110,666,143	110,666,143
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-2	US$	7.33%	Unsecured	1,095,470	-	1,095,470	-	35,440,766	35,440,766	-	144,292,497	144,292,497	-	-	-	-	3,336,409	3,336,409	-	108,519,461	108,519,461
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-3	US$	8.13%	Unsecured	693,840	-	693,840	-	15,095,048	15,095,048	-	870,822	870,822	-	22,098,558	22,098,558	-	389,219	389,219	-	91,516,176	91,516,176
Endesa Chile	Banco Santander Chile - 264 Series-F	Ch$	6.20%	Unsecured	1,081,503	314,143	1,395,646	1,256,571	27,717,199	28,973,770	-	1,445,988	1,445,988	1,287,154	36,443,753	37,730,907	-	1,337,624	1,337,624	1,177,360	19,450,567	20,627,927

-      Secured and unsecured obligations by Companies

Company	Financial	Currency	Nominal	Secured/	December 31, 2009						December 31, 2008						January 1, 2008
	Institution		Interest Rate	Unsecured	Current			Non-Current			Current			Non-Current			Current			Non-Current
					Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.35%	Unsecured	7,057,142	-	7,057,142	-	211,634,298	211,634,298	-	8,857,263	8,857,263	-	252,964,910	252,964,910	-	6,915,053	6,915,053	-	197,088,673	197,088,673
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.63%	Unsecured	3,644,781	-	3,644,781	-	99,962,409	99,962,409	-	4,574,484	4,574,484	-	126,114,063	126,114,063	-	3,571,397	3,571,397	-	98,231,944	98,231,944
Endesa Chile	Banco Santander Chile - 317 Series-H	Ch$	6.20%	Unsecured	-	5,421,895	5,421,895	8,712,238	66,125,845	74,838,083	-	1,091,714	1,091,714	8,924,270	72,121,018	81,045,288	-	998,591	998,591	8,163,026	41,610,882	49,773,908
Endesa Chile	Banco Santander Chile - 318 Series-K	Ch$	3.80%	Unsecured	-	657,013	657,013	-	83,760,687	83,760,687	-	673,003	673,003	-	85,797,535	85,797,535	-	615,596	615,596	-	24,146,427	24,146,427
Endesa Chile	Banco Santander Chile - 522 Series-M	Ch$	4.75%	Unsecured	-	409,678	409,678	-	194,673,025	194,673,025	-	419,648	419,648	-	192,783,625	192,783,625	-	-	-	-	-	-
Endesa Chile	The Bank Of New York Mellon - 3° Issue S-1	US$	8.50%	Unsecured	-	-	-	-	-	-	-	259,989,824	259,989,824	-	-	-	-	4,223,565	4,223,565	-	197,881,878	197,881,878
Endesa Chile	The Bank Of New York Mellon - 2° Issue 1	US$	7.75%	Unsecured	-	-	-	-	-	-	-	-	-	-	-	-	-	205,815,978	205,815,978	-	-	-
Edelnor S.A.	Yankee Bonds 2016	US$	7.40%	Unsecured	-	780,947	780,947	-	139,318,872	139,318,872	-	969,422	969,422	-	181,405,806	181,405,806	-	765,223	765,223	-	135,864,367	135,864,367
Edelnor S.A.	Yankee Bonds 2026	US$	6.60%	Unsecured	-	2,393	2,393	-	435,092	435,092	-	3,003	3,003	-	500,437	500,437	-	2,345	2,345	-	500,437	500,437
Edelnor S.A.	Yankee Bonds 2014	US$	7.38%	Unsecured	-	5,999,363	5,999,363	-	179,935,747	179,935,747	7,529,669	-	7,529,669	-	208,778,432	208,778,432	5,878,571	-	5,878,571	-	156,905,301	156,905,301
Edelnor S.A.	Bonds Uf 269	Ch$	5.75%	Unsecured	-	2,040,943	2,040,943	-	30,674,041	30,674,041	-	1,211,602	1,211,602	-	35,306,809	35,306,809	-	1,022,775	1,022,775	-	46,899,062	46,899,062
Edelnor S.A.	Bonds Uf 269	Ch$	5.50%	Unsecured	-	-	-	-	-	-	-	162,368	162,368	-	-	-	-	192,188	192,188	-	384,376	384,376

	Total				26,251,710	213,723,533	239,975,243	401,513,162	1,884,594,272	2,286,107,434	130,130,025	474,909,331	605,039,356	308,482,264	2,069,938,981	2,378,421,245	22,271,177	325,666,800	347,937,977	199,198,296	1,938,524,551	2,137,722,847

e)       Debt designated as hedging instrument

The Group has the policy to hedge the portion of the revenues from its subsidiaries that is directly impacted by the variations in the United States dollar through incurring in financing debt in the same currency. As of December 31, 2009, out of the total outstanding debt denominated in U.S. dollars ThCh$964,291,000 (ThCh$1,672,590,600 as of December 31, 2008) has been designated as hedging instruments to hedge the U.S. dollar exposure of revenues (See Note 3.m).

Changes during 2009 and 2008 in the equity reserve named “Hedging reserves” are as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$
Opening Balance Hedging Reserve , Net	(62,484,022)	128,332,092
Exchange Differences Recognized in Equity, Net	123,342,260	(180,325,602)
Exchange Differences Allocated to Income, Net	(3,953,389)	(10,490,511)
Closing Balance Hedging Reserve (Income Hedging), Net	56,904,849	(62,484,022)

f)        Other matters

As of December 31, 2009 and 2008, the Enersis Group has long term lines of credit available for use amounting to ThCh$101,420,000 and ThCh$127,290,000, respectively.

The credit facilities of the Company and certain of its subsidiaries include various financial covenant ratios, customary on this type of arrangements. There are also contain affirmative and negative covenants that require ongoing monitoring of its compliance.

In June, 2009, the Company agreed the new required limits for its financial covenants ratios with the creditors of its credit facilities; such new limits were established taking into consideration the financial effect of adopting IFRS.

For local bonds issued in Unidades de Fomento (Inflation index-linked units of account), whose financial covenants are linked to the financial statements under Chilean GAAP in FECU format, the certifications of such covenants at March, June and September 2009 were made using the best association of the FECU accounts with the new presentation under IFRS, maintaining the contractual fund and the sense of the covenants defined under the previous FECU format. Existing leeway is significant and, therefore, there was no risk of defaulting on these requirements at December 31, 2009. In January, 2010 the Company and the bondholders conducted a meeting on which they approved the changes to the financial covenants necessary to reflect the effects of the change in accounting standards.

Some of Enersis and Endesa Chile’s financial debt arrangements contain cross default clauses.  Endesa Chile has two loans syndicated under New York Law stipulating that the cross-default clause would be triggered when payments of interest and/or principal become overdue, and the default is originated by the Company or its relevant subsidiaries.  An Endesa Chile loan syndicated under New York Law and entered into in 2008, does not reference its subsidiaries and, therefore, a cross default can only arise from that Company's other debt. On the side of Enersis, the loan syndicated under New York Law and entered into in December 2009 established that for trigger a cross default must be an overdue payment of Enersis or Endesa Chile or Chilectra.  For debt repayment of one or more loans to be accelerated due to cross default originated from other debt, additional conditions must be met, including expiration of grace periods, if any, and formal notification of the creditors’ intention to accelerate repayment of more than 50% of the amount owed in the agreement. Additionally, in December 2009, both Enersis and Endesa Chile signed loans from banks in Chile that stipulate that a cross default is triggered only in the case of default by the debtor. For all scenarios aforementioned, the amount on default should exceed US$ 50 million, or its equivalent in other currencies.

In Enersis S.A. and Endesa Chile bonds registered with the Securities and Exchange Commission (“SEC”) of the United States of America, commonly known as “Yankee Bonds”, subsequent to the amendment approved by the bondholders in July, 2009, cross default provisions, as any matured default of either Enersis, Endesa Chile or any subsidiary could result in a cross default to Enersis and Endesa Chile’s Yankee Bonds if the matured default, on an individual basis, has a principal exceeding US$30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.

As of December 31, 2009 and 2008, Enersis S.A and Endesa Chile or any of their subsidiaries were in full compliance with all above described financial covenants at the time of this report.

19.    RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by implementing systems to identify, measure, limit concentration of and supervise risks.

Among the main basic principles defined by the Group are:

-      Compliance with corporate governance standards.

-      Strictly compliance with all regulating policies of the Group.

Each business and corporate areas defines:

                                I.      Markets and products to operate based on its knowledge and ability to ensure an effective risk management.

                              II.      Criteria regarding counterparts.

                            III.      Authorized operators.

-        Business and corporate areas establish for each market in which they operate its tolerance of risk in a manner consistent with the defined strategy.

-        All of the operations of the businesses and corporate areas are performed within limits approved by the corresponding internal authorities.

-        Businesses, corporate areas, lines of business and companies design risk management controls that are necessary to ensure that transactions in the markets be performed in accordance with Enersis' policies, standards and procedures.

19.1. Interest rate risk

Changes in interest rate modify the fair value of assets and liabilities bearing fixed interest rates, as well as, the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 36% as of December, 2009.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts to mitigate interest rate risk. Derivatives instruments currently used to comply with the risk management policy are collars to set the Libor rate within a given range and, floating-to-fixed interest rate swaps.

The financial debt structure of the Group detailed by fixed, hedged and floating rate debt net of hedging derivatives instruments is as follows:

Net position:

	12-31-2009	12-31-2008
	%	%
Fixed Interest Rate	35%	46%
Hedged Interest Rate	1%	3%
Floating Interest Rate	64%	51%
Total	100%	100%

19.2.  Exchange rate risk

Exchange rate risks involve basically the following transactions:

-        Debt denominated in foreign currencies.

-        Payments made in international markets for purchasing materials.

-        Revenues from subsidiaries that are directly affected by changes in the U.S. dollar.

-        Inflows from foreign subsidiaries to their Chilean parent companies, subject to changes in exchange rates.

In order to mitigate the foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and considers maintaining a balance between US dollar inflows/outflows and the levels of assets and liabilities denominated in such currency. The objective is to minimize the exposure to variability in cash flows that attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance the debt in the functional currency of each of the companies of the Group.

19.3. Commodities risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

- Purchases of fuel used to generate electricity energy.

- Energy purchase/sale transactions performed in local markets.

The company has not entered into commodity derivative instruments to manage fluctuations in fuel prices; however, it is permanently analyzing and verifying the appropriateness of using this type of instruments, as such has not discarded its use in the future.

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy by defining the levels of sales commitments in line with the capacity of its generating power plants in a dry year and including risk mitigation terms in certain contracts with unregulated customers.

19.4. Liquidity risk

The Group maintains a liquidity risk management policy consisting of entering into long-term banking facilities and temporary financial investments for amounts matching the projected needs over a period of time subject to the situation and expectations of debt and capital markets.

The projected needs above include maturities of net financial debt, i.e. less financial derivatives. For further details regarding the features and conditions of financial derivatives, see Note 20.

The Group has cash and cash equivalent liquidity totaled ThCh$1,134,900,821 and unconditional available lines of credits totaled ThCh$253,550,000 as of December 31, 2009. As of December 31, 2008, the Group had liquidity of  ThCh$ 1,318,061,963 in cash and cash equivalents and ThCh$ 127,290,000 in unconditional available credit lines.

19.5. Credit risk

Given the current economic situation, the Group has been conducting detail monitoring of its credit risk.

Trade receivable:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non significant cumulative amounts of receivables. The above trend applies to our electricity generating and distribution lines of business.

In our electricity generating line of business, the regulations in certain countries, allow the suspension of the energy service to customers with outstanding payments, and most of the contracts have termination clauses for payment default. The Company monitors on an ongoing basis its credit risk and measure quantitatively its maximum exposure to the payment default risk, which as stated above, is very low.

In our electricity distribution line of business, the suspension of the energy service for payment default of our customers is permitted in all cases, in accordance with current regulations in each country, which facilitates our credit risk management, which is also very low.

Financial assets:

Cash surpluses are invested in highest rated local and foreign financial entities (with equivalent risk rating to investment grade) with established thresholds for each entity.

In order to select the banks where to invest, those banks with at least two investment grade ratings received from the 3 major international rating agencies (Moody’s, S&P y Fitch), are selected to make the investments.

Investments are supported with treasury bonds from the countries where the company operates and/or with commercial papers issued by highest rated banks, where depending on the circumstances and market conditions treasury bonds are the preferred ones.

Derivatives instruments are  entered into with entities with solid creditworthiness, where approximately 90% of the derivative transactions performed are with A or higher rating entities.

19.6. Risk measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives, in order to assure that the risk assumed by the company remains consistent with the risk exposure defined by Management, thereby reducing the volatility in the income statement.

The portfolio of positions included in order to calculate the current Value at Risk consist of the following:

-        Debt.

-        Financial derivatives.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one-day with a 95% level of confidence. To determine the VaR, it has been taken into account the volatility of the risk variables affecting the value of the portfolio of positions including:

-        U.S. dollar Libor interest rate.

-        For the debt, considering the various currencies in which our companies operate, the customary local indices used in the banking industry.

-        The exchange rates of the various currencies included in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Monte Carlo simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95% VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

Financial Positions	12-31-2009	12-31-2008
	ThCh$	ThCh$
Interest Rate	29,778,643	23,198,402
Exchange Rate	3,860,371	4,824,732
Correlation	(7,740,115)	(5,358,813)
Total	25,898,899	22,664,321

The positions of the VaR have evolved through 2009 and 2008 based on the maturity/initiation of operations throughout the year.

20.    FINANCIAL INSTRUMENTS

20.1 Financial assets, classified by nature and category

a)       The detail of financial assets, classified by nature and category, as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	December 31, 2009
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for-Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	-	-	-	-	-	-
Derivative Instruments	1,536,089	-	-	-	-	-
Other Financial Assets	-	-	-	1,157,660,854	-	-
Total Current	1,536,089	-	-	1,157,660,854	-	-

Equity Instruments	-	-	-	-	2,512,716	-
Derivative Instruments	732,253	-	-	-	-	2,238,039
Other Financial Assets	-	-	24,548,711	195,442,451	-	-
Total Non-Current	732,253	-	24,548,711	195,442,451	2,512,716	2,238,039

Total	2,268,342	-	24,548,711	1,353,103,305	2,512,716	2,238,039

	December 31, 2008
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for-Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	-	-	-	-	-	-
Derivative Instruments	-	-	-	-	-	-
Other Financial Assets	-	-	-	1,337,813,546	-	-
Total Current	-	-	-	1,337,813,546	-	-

Equity Instruments	-	-	-	-	22,495,036	-
Derivative Instruments	1,324,219	-	-	-	-	2,486,652
Other Financial Assets	-	-	-	320,347,388	-	-
Total Non-Current	1,324,219	-	-	320,347,388	22,495,036	2,486,652

Total	1,324,219	-	-	1,658,160,934	22,495,036	2,486,652

	January 1, 2008
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for-Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	-	-	-	-	-	-
Derivative Instruments	-	-	-	-	-	-
Other Financial Assets	-	-	-	1,212,510,034	-	-
Total Current	-	-	-	1,212,510,034	-	-

Equity Instruments	-	-	-	-	22,500,804	-
Derivative Instruments	-	-	-	-	-	1,035,531
Other Financial Assets	-	-	25,291,701	254,121,916	-	-
Total Non-Current	-	-	25,291,701	254,121,916	22,500,804	1,035,531

Total	-	-	25,291,701	1,466,631,950	22,500,804	1,035,531

b)      The detail of financial liabilities, classified by nature and category, as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	December 31, 2009
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	6,582,907	-	714,928,413	-
Derivative Instruments	420,822	-	-	8,441,901
Other Financial Liabilities	-	-	1,088,738,212	-
Total Current	7,003,729	-	1,803,666,625	8,441,901

Interest-Bearing Loans	22,673,861	-	3,301,232,336	-
Derivative Instruments	-	-	-	206,931,247
Other Financial Liabilities	-	-	62,284,175
Total Non-Current	22,673,861	-	3,363,516,511	206,931,247

Total	29,677,590	-	5,167,183,136	215,373,148

	December 31, 2008
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	8,595,896	-	1,264,369,437	-
Derivative Instruments	-	-	-	4,268,501
Other Financial Liabilities	-	-	1,065,330,761	-
Total Current	8,595,896	-	2,329,700,198	4,268,501

Interest-Bearing Loans	36,557,282	-	3,788,789,078	-
Derivative Instruments	-	-	-	104,052,809
Other Financial Liabilities	-	-	58,111,763	-
Total Non-Current	36,557,282	-	3,846,900,841	104,052,809

Total	45,153,178	-	6,176,601,039	108,321,310

	January 1, 2008
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	6,284,204	-	729,131,053	-
Derivative Instruments	-	-	-	10,853,599
Other Financial Liabilities	-	-	847,818,214	-
Total Current	6,284,204	-	1,576,949,267	10,853,599

Interest-Bearing Loans	35,018,100	-	3,334,556,979	-
Derivative Instruments	-	-	-	213,418,815
Other Financial Liabilities	-	-	51,123,259	-
Total Non-Current	35,018,100	-	3,385,680,238	213,418,815

Total	41,302,304	-	4,962,629,505	224,272,414

20.2              Derivative instruments

The risk management policy of the Group establishes using interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedging relationships as follows:

-          Cash flow hedges: Those that hedge the cash flows of the hedged underlying item.

-          Fair value hedges: Those that hedge the fair value of the hedged underlying item.

-         Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

        a)    Assets and liabilities for hedge derivative instruments

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2009				12-31-2008				01-01-2008
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non-Current ThCh$	Current ThCh$	Non- Current ThCh$
Interest Rate Hedge:	-	2,157,177	1,122,388	3,328,432	-	2,486,652	890,041	9,112,285	-	1,035,531	-	2,320,462
Cash Flow Hedge	-	2,157,177	1,122,388	3,328,432	-	2,486,652	890,041	9,112,285	-	1,035,531	-	2,320,462
Fair Value Hedge	-	-	-	-	-	-	-	-	-	-	-	-
Interest Rate Hedge:	-	80,862	7,319,513	203,602,815	-	-	3,378,460	94,940,524	-	-	10,853,599	211,098,353
Cash Flow Hedge	-	80,862	2,537,129	196,123,295	-	-	2,407,799	90,139,883	-	-	5,951,699	198,596,517
Fair Value Hedge	-	-	4,782,384	7,479,520	-	-	970,661	4,800,641	-	-	4,901,900	12,501,836
TOTAL	-	2,238,039	8,441,901	206,931,247	-	2,486,652	4,268,501	104,052,809	-	1,035,531	10,853,599	213,418,815

    -            General Information relating to hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instruments	12-31-2009	12-31-2008	Nature of Risks Being Hedged
			Fair Value of Hedge Instruments	Fair Value of Hedge Instruments
			ThCh$	ThCh$

SWAP	Interest Rate	Bank Borrowings	(3,225,872)	(6,815,496)	Cash flow
SWAP	Interest Rate	Unsecured obligations, (Bonds)	1,617,247	2,486,567	Cash flow
SWAP	Exchange Rate	Bank Borrowings	80,862	-	Cash flow
CCS	Exchange Rate	Bank Borrowings	(12,261,904)	(5,771,302)	Fair value
CCS	Exchange Rate	Unsecured obligations, (Bonds)	(198,660,424)	(91,155,940)	Cash flow
COLLAR	Interest Rate	Bank Borrowings	(685,018)	(3,186,745)	Cash flow
FORWARD	Exchange Rate	Revenues	-	(1,391,742)	Cash flow

For years 2009 and 2008, the Group had not recognized significant gains or losses for ineffective cash flow hedges.

The following table details the gain or losses recognized on the hedging instrument and on the hedged item attributable to the hedged risk:

	12-31-2009		12-31-2008
	Gain ThCh$	Loss ThCh$	Gain ThCh$	Loss ThCh$
Hedging Instrument	-	9,435,859	-	4,329,485
Hedged Item	7,893,882	-	-	4,948,720
TOTAL	7,893,882	9,435,859	-	9,278,205

b)    Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Financial assets at fair value with changes through net income	1,536,089	732,253		-	-	1,324,219		-	-	-	-	-
Other financial liabilities	-		420,822		-	-	-	-	-	-	-	-

c) Other information on derivatives:

The following tables set forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2009 and December 31, 2008:

Financial derivatives	December 31, 2009
	Fair Value	Notional Value
		Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest Rate Hedge:	(2,293,643)	39,094,718	26,127,883	26,392,796	3,187,503	117,499,266	1,563,664	213,865,830
Cash Flow Hedge	(2,293,643)	39,094,718	26,127,883	26,392,796	3,187,503	117,499,266	1,563,664	213,865,830
Exchange Rate Hedge:	(210,841,466)	6,791,682	6,431,553	11,188,708	1,857,687	268,355,058	200,498,983	495,123,671
Cash Flow Hedge	(198,579,562)	-	-	5,071,000	-	266,364,546	198,366,150	469,801,696
Fair Value Hedge	(12,261,904)	6,791,682	6,431,553	6,117,708	1,857,687	1,990,512	2,132,833	25,321,975
Derivatives not designated as hedge accounting	1,847,520	91,970,309	31,945,255	-	-	-	-	123,915,564
Total	(211,287,589)	137,856,709	64,504,691	37,581,504	5,045,190	385,854,324	202,062,647	832,905,065

Financial derivatives	December 31, 2008
	Fair Value	Notional Value
		Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Subsequent Years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest Rate Hedge:	(7,515,674)	84,386,261	47,507,821	26,968,046	33,125,015	4,000,565	20,677,420	216,665,128
Cash Flow Hedge	(7,515,674)	84,386,261	47,507,821	26,968,046	33,125,015	4,000,565	20,677,420	216,665,128
Exchange Rate Hedge:	(98,318,984)	11,414,390	6,389,167	6,490,130	6,598,312	1,737,134	479,892,091	512,521,224
Cash Flow Hedge	(92,547,682)	5,119,449	-	-	-	-	476,036,328	481,155,777
Fair Value Hedge	(5,771,302)	6,294,941	6,389,167	6,490,130	6,598,312	1,737,134	3,855,763	31,365,447
Derivatives not designated as hedge accounting	1,324,219	14,281,412	14,281,412	13,091,295	-	-	-	41,654,119
Total	(104,510,439)	110,082,063	68,178,400	46,549,471	39,723,327	5,737,699	500,569,511	770,840,471

The hedging and non-hedging derivatives contractual maturities do not represent the total Group’s risks exposure, as the amounts set forth in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3              Fair value hierarchies

20.3.1       Financial instruments recognized at fair value in the statement of financial position are classified based on the following hierarchies:

Level 1: Quoted prices (unadjusted) in an active market for identical assets and liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as price) or indirectly (i.e., derived from prices); and

Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table details financial assets and liabilities measured at fair value as of December 31, 2009:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period using:

	12-31-2009	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash Flow Hedge Derivatives	2,238,039	-	2,238,039	-
Fair Value Hedge Derivatives	-	-	-	-
Derivatives not Designated as Hedge Accounting	2,268,342	-	2,268,342	-
Available-for-Sale Financial Assets, Non-Current	88,838	88,838	-	-
Total	4,595,219	88,838	4,506,381	-
Financial Liabilities
Cash Flow Hedging Derivatives	203,111,244	-	203,111,244	-
Fair Value Hedging Derivatives	12,261,904	-	12,261,904	-
Derivatives not Designated in Hedge Accounting	420,822	-	420,822	-
Interest-Bearing Borrowings, Short-Term	6,582,907	-	6,582,907	-
Interest-Bearing Borrowings, Long-Term	34,626,861	-	22,673,861	11,953,000
Total	257,003,738	-	245,050,738	11,953,000

20.3.2       The following is the reconciliation between opening and closing balances for Level 3 fair value measurement of financial instruments:

Non-current interest-bearing loans	ThCh$

Balance at December 31, 2008	2,429,372
Total losses recognized in Profit or Loss	9,523,628
Balance at December 31, 2009	11,953,000

21.    TRADE ACCOUNTS PAYABLE AND OTHER PAYABLES.

Trade and other receivables as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	Current			Non-Current
Trade accounts payable and other payables	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payables	341,167,159	301,705,966	271,254,512	-	-	-
Other payables	635,339,305	647,602,807	507,105,772	58,727,503	49,133,974	42,961,467
Total	976,506,464	949,308,773	778,360,284	58,727,503	49,133,974	42,961,467

The detail of Trade Accounts and other Payables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Current			Non-Current
				One to Five Years
Trade and Other Payables	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Suppliers	326,840,301	220,393,191	217,085,669	-	-	-
Fuel and Gas Suppliers	69,218,546	80,094,945	54,168,843	-	-	-
Payables for Goods and Services	380,805,716	471,569,464	349,306,348	12,945,147	1,875,331	3,436,513
Dividends Payable to Third Parties	116,022,795	86,959,933	58,822,847	-	-	-
Fines and Claims	42,549,570	42,451,290	30,790,912	-	-	-
Research and Development	10,815,336	29,938,747	30,820,199	7,427,918	5,988,953	3,558,712
Payables to Tax Institutions	13,726,011	-	-	23,292,682	21,655,366	24,888,080
Mitsubishi Contract	-	-	-	7,361,867	12,903,931	8,538,252
Social Programs Obligations	-	-	-	5,348,256	5,340,747	-
Other accounts payable	16,528,189	17,901,203	37,365,466	2,351,633	1,369,646	2,539,910
Total	976,506,464	949,308,773	778,360,284	58,727,503	49,133,974	42,961,467

See note 19.4 for the description of the liquidity risk management policy.

22.    PROVISIONS

22.1   Provisions

a)                     The detail of provisions as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

Provisions	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Provision for Warranty	-	272,336	288,710	2,875,372	8,987,098	5,610,456
Legal Proceedings Provision	30,233,945	34,840,889	23,697,464	235,390,414	155,610,665	161,010,939
Decommissioning, Restoration and Rehabilitation Costs	-	-	-	10,234,267	2,319,202	1,852,986
Energy and Capacity Purchases Provision	20,226,885	28,394,836	21,620,561	-	29,956,993	30,857,508
Supplier and Services Provision	2,496,326	2,503,301	2,772,021	-	107,895	-
Employee Benefits Provision	33,739,527	29,932,618	21,561,925	1,128,270	1,592	226,157
Other provisions	13,327,772	13,587,839	8,697,073	658,589	15,976,128	465,186

Total	100,024,455	109,531,819	78,637,754	250,286,912	212,959,573	200,023,232

b)       Movements in provisions as of December 31, 2009 and December 31, 2008  are as follows:

	Warranty	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Balance at January 1, 2009	9,259,434	190,451,554	2,319,202	120,461,202	322,491,392
Movements in Provisions
Additional Provisions	906,083	83,456,936	8,145,666	6,800,178	99,308,863
Increase (Decrease) in Existing Provisions	(360,598)	16,068,663	(64,827)	5,428,891	21,072,129
Acquisitions Through Business Combinations	-	(204,714)	-	(2,728,637)	(2,933,351)
Provisions Used	-	(18,558,588)	-	(19,728,719)	(38,287,307)
Unused Provisions Reversed	-	(18,722,980)	-	(30,725,462)	(49,448,442)
Increase from Time Value of Money Adjustment	-	26,940	91,233	37,887	156,060
Foreign Currency Translation	151,197	7,869,827	(257,007)	(7,603,706)	160,311
Other Increases (Decreases)	(7,080,744)	5,236,721	-	(364,265)	(2,208,288)
Total Movements in Provisions	(6,384,062)	75,172,805	7,915,065	(48,883,833)	27,819,975
Balance at December 31, 2009	2,875,372	265,624,359	10,234,267	71,577,369	350,311,367

	Warranty	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Balance at January 1, 2008	5,899,166	184,708,403	1,852,986	86,200,431	278,660,986
Movements in Provisions
Additional Provisions	-	31,319,499	-	18,828,662	50,148,161
Increase (Decrease) in Existing Provisions	-	28,945,825	47,347	2,310,738	31,303,910
Provision Used	-	(19,821,914)	-	(7,460,230)	(27,282,144)
Unused Provisions Reversed	-	(29,413,843)	-	(338)	(29,414,181)
Foreign Currency Translation	(180,108)	(619,220)	412,224	13,275,023	12,887,919
Other Increases (Decreases)	3,540,376	(4,667,196)	6,645	7,306,916	6,186,741
Total Movements in Provisions	3,360,268	5,743,151	466,216	34,260,771	43,830,406
Balance at December 31, 2008	9,259,434	190,451,554	2,319,202	120,461,202	322,491,392

22.2    Lawsuits and arbitration proceedings

As of the date of preparation of these interim consolidated financial statements, the following are the most relevant lawsuits involving Enersis S.A. and its subsidiaries:

•         Law 25,561, known as Public Emergency and Reformation of Exchange Regime, enacted on January 6, 2002 by the Argentine authorities, withdrew certain terms and conditions from the concession contract entered into by the subsidiary Edesur. In addition, this Law provided that concession contracts involving public services would have to be renegotiated over a reasonable term in order to adapt them to the new circumtances. However, the fact that the concession contract entered into by Edesur was not renegotiated prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (currently, Chilectra S.A.) to submit in 2003 a petition for arbitration in accordance with the Chilean-Argentine Treaty for Promotion and Protection of Investments, with the International Center for Resolution of Disputes involving Investments (known as CIADI). The filing put forward as main petition that the involved investments would have to be declared expropriated, with ensuing payment of damages totaling US$1,306,875,960. As a subsidiary motion, a payment of damages is requested, totaling US$318,780,600, caused to the investments by a lack of fair and equal treatment; in both cases, subject to a composed interest of 6.9% a year. In addition, the petition sought payment of the damages generated starting on July 1, 2004. Finally, it requested payment of US$102,164,683 to Elesur S.A. (currently, Chilectra S.A) for the loss it suffered in the sale of its shares. On June 15, 2005, the Argentine authorities and Edesur signed the documentation underlying a so-called “Acta de Acuerdo” (Written Agreement), which wasn‘t rejected by the Argentine Parliament, and which was later on ratified by the Executive Power of Argentina. The Written Agreement sets forth terms and conditions that modify and supplement the concession contract, and establish changes in the fare, first during a transitory period and then through a thorough fare review process aimed at laying down the conditions for a 5-year period of ordinary fare. Arbitration was suspended in March of 2006 in compliance with the Written Agreement. When suspended, arbitration had reached a stage at which the court had to notify the parties its ruling on the matter of jurisdiction raised by the Republic of Argentina. The current suspension is the consequence of several extensions requested by the plaintiffs. Regarding the most recent extension, dated August 6, 2009, the court had requested the parties to report on the status of the negotiation process envisaged in the Written Agreement. On August 12, 2009, the plaintiffs answered this court request and filed a petition seeking to extend the suspension of the arbitration process for an additional 12 months, beginning on the date of that filing. The Republic of Argentina indicated that it did not object to the arbitration suspension being extended yet again, as requested by the plaintiffs. On August 25, 2009, the arbitration court granted the suspension of arbitration until August 12, 2010. Upon expiration of this extension, however, the court will call on the parties to report on the status of the negotiation process envisaged in the Written Agreement. After this report has been submitted by the parties, the court will issue a ruling as to whether to continue or not with the arbitration.

•         Meridional Servicios, Emprendimientos y Participaciones (hereinafter, “Meridional”) is a company whose only asset are the rights derived from litigation that it acquired from the construction companies Mistral and CIVEL, which had entered into a contract with Centrais Elétricas Fluminense S.A. (“CELF”) for the construction of civil works. This contract was cancelled by CELF prior to the privatization, which gave rise to the Brazilian distribution subsidiary called Ampla. Since CELF’s assets were transferred to Ampla in the privatization process, in 1998 Meridional sued Ampla, alleging that such assets were transferred in violation of Meridional’s rights. It should be pointed out that Ampla only acquired assets from CELF, but it is not CELF’s legal successor, because CELF, a State-run company, continues to exist as a separate legal entity. The plaintiff seeks payment of outstanding invoices and contractual damages arising from the cancellation of the contract for construction of civil works. Plaintiff is seeking payment of an amount estimated at US$374.9 million. The lower court ruling was favorable to Ampla, but the plaintiff filed an appeal which was granted. Ampla filed new recourses called “Embargos de Declaración”, seeking the annulment of the resolution passed on prior recourses and it requested to be granted a new trial. The court issued a resolution on the new recourses on June 2, 2009, that was favorable to Ampla, because it annulled the resolutions issued in the proceedings all the way back until April 14, 2009. In accordance with the resolutions issued on December 1 and 15, 2009, the ruling that granted the recourse filed by Meridional was amended, and the lower court ruling favorable to Ampla and the State of Rio de Janeiro was upheld. Meridional, however, can file recourses against these resolutions.

•         In December of 2002 the Brazilian distribution subsidiary Ampla signed with Enertrade Comercializadora de Energía S.A. (“Enertrade”) a contract for purchase of electricity lasting 20 years. This contract was sent for evaluation and homologation to Agencia Nacional de Energía Eléctrica (“ANEEL”), and ANEEL indicated that the price for energy would have to be lower. Based on that decision, Ampla paid for the contract the price authorized by ANEEL. However, in December of 2005 Enertrade sued Ampla in arbitration with Cámara de Conciliación y Arbitraje de la Fundación Getúlio Vargas/RJ. On March 19, 2009 the arbitration court issued a ruling that condemned Ampla: i) to pay the difference between the price set forth in the contract and the amount actually paid in the period from January 1, 2004 to August 28, 2006, updated and with interest; ii) to pay for October to December 2003 an updated price plus interest and a 2% penalty. In addition, the court ruled that the contract had ended on August 28, 2006 and that Ampla owes nothing to Enertrade after that date. Ampla filed a recourse seeking the annulment of the arbitration ruling, including a petition (“Anticipación de tutela”) asking that execution of the arbitration ruling be suspended until a final ruling be passed in a pending trial between Enertrade vs. ANEEL (called "Mandado de Seguridad"), where administrative approval of the same energy purchase contract taken to arbitration is being discussed. The amount involved is estimated at US$41.3 million. On May 22, 2009 the “anticipación de tutela” was granted, which suspended the effects of the arbitration ruling. On June 30, 2009 an Enertrade recourse was rejected and the suspension was upheld. On July 9, 2009 an Enertrade petition (agravo de instrumento) against the ruling was rejected. On July 20, 2009 Enertrade filed another recourse (agravo regimental) against the resolution that rejected the previous petition. On August 25, 2009 the recourse (agravo regimental) filed by Enertrade was rejected. Ampla filed a response that included the lower court ruling passed in the trial (“mandado de seguranca”) of Enertrade vs. ANEEL (on July 7, 2009 a lower court ruling rejected Enertrade’s allegations). On September 2, 2009 a court order was sent to the CCEE (Cámara de Comercialización de Energía Eléctrica) informing it of the “Anticipación de tutela” so that the CCEE would suspend the execution of the arbitration ruling until a final decision is passed on the annulment recourse. On September 28, 2009 the ruling passed in the trial between Enertrade vs. ANEEL became final --a ruling that indicated that the parties were obligated to add to the contract the conditions imposed by ANEEL (the price reduction). On November 11, 2009 both parties filed a joint petition requesting suspension of proceedings for 30 days and in December they requested the renovation of that suspension.

•         Companhia Brasileira de Antibióticos (“CIBRAN”) sued the Brazilian distribution subsidiary Ampla seeking payment of damages for loss of products and raw materials and break-down of machinery, among other things, which allegedly was caused by Ampla’s poor service between 1987 and May 1994. CIBRAN is also seeking payment of moral damages. The amount involved is estimated at approximately US$45.7 million. The trial is at the early stages where parties must submit their allegations and the court must decide whether or not it will ask them for evidence.

•         In 2007 a State congressman and a federal Congressman both sued the Brazilian distribution subsidiary Coelce, the Brazilian generation subsidiary CGTF, ANEEL, and the Brazilian Federal Union, seeking an immediate recalculation of Coelce’s fare review index for 2007, and that the acquisition value of the thermal energy be replaced with the cheapest available energy (hydroelectric); the annulment of the agreement for the supply of energy signed on August 31, 2001 by and between Coelce and CGTF because of its high price; and that Coelce’s fare review calculations should include the additional income earned by Coelce from May to October of 2005. The amount involved in this trial is indeterminate. In November of 2008 a lower court issued a ruling favorable to Coelce/CGTF, rejecting the plaintiffs’ petition. The plaintiffs did not file any recourse; however, this being a popular action, the ruling must mandatorily be reviewed by the Federal Regional Court (FRC). On December 1, 2009 the trial was declare extinct, on the grounds that the plaintiffs’ allegations had not chosen the appropriate proceedings. Nevertheless, this court resolution can be appealed, and the period for doing so is still open.

•         On October 26, 2009 Tractebel Energía S.A. sued CIEN for alleged failure to perform the “Agreement for Purchase and Sale of 300 MW of Wattage with associated energy coming from Argentina” entered into on October 20, 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul – currently, Tractebel Energia S.A.). Tractebel Energia S.A. is asking the court to order CIEN to pay a penalty of R$ 117,666,976.00 (U$ 66,753,829.92) plus other fines, for non-availability of “wattage and associated energy”, and it asked the court to determine those other fines in the ruling. The alleged non-performance would have happened because CIEN would not have guaranteed availability of the wattage committed to Tractebel Energía S.A. in the abovementioned agreement, for a term of 20 years, which would allegedly have occurred since March of 2005. On November 11, 2009 CIEN answered the lawsuit, alleging in summary that the non-availability of energy was caused by the “Crisis in Argentina”, the country from which CIEN imports all the energy that it delivers, when needed, to Tractebel Energia S.A The defendant also alleges that the “Crisis in Argentina” was an unexpected event, for which CIEN has no responsibility, and that this situation was even acknowledged by the Brazilian authorities of that period.

•         In the nineties, a large number of Brazilian utility companies filed remedies against the COFINS (Contribution for Financing Social Security) tax, because they considered that the Brazilian constitution exempted them from that levy. The large majority of the companies lost their lawsuits. Our Brazilian distribution subsidiary, AMPLA, won the lawsuit (for the period from 1996 to 2001), because the Tax Authorities forgot to appeal against the second appealable judgment. However, the Public Prosecutor's Office of the Federal Union filed an exceptional petition known as an "action for abrogation" in an attempt to annul the firm ruling in favor of AMPLA. In December, 2003, the Regional Court of Rio de Janeiro confirmed the inadmissibility of the action for abrogation filed by the Federal Union. In December 2007, the Federal Union filed a Special Appeal against the decision of the Court in Rio, which unanimously rejected its previous appeals. This Special Appeal is addressed to the Higher Court of Justice (STJ), Court of Brasilia. In February, 2008, AMPLA was served a writ to present it pleas against the Special Appeal filed by the Federal Union. The Special Appeal was filed without the respective Extraordinary Appeal and there is jurisprudence indicating that they must be filed together, so there are arguments to deem that the Extraordinary Appeal by the Federal Union has become void. In April, 2008 the Federal Regional Court (Court of Rio) handed down a decision in which it did not accept the Special Appeal by the Federal Union, with the sole purpose of taking the discussion on the admissibility of the Action for Abrogation to the Higher Court of Justice (STJ, Court of Brasilia). In September, 2008, the decision for AMPLA to submit its pleas was published. In the same month of September, 2008, AMPLA submitted its pleas. In March, 2009, the Special Appeal filed by the Federal Union was accepted for pleadings to be examined by the STJ. In April, 2009, the decision was published. The above does not change AMPLA’s procedural situation, since the preliminary questions regarding the admissibility of the Special Appeal, which were the basis for the rejection by the Court in Rio based on the jurisprudence of the STJ itself, will necessarily have to be analyzed by the STJ. In October, 2009, the STJ rejected the Special Appeal filed by the Federal Union, because it had not been filed together with the Extraordinary Appeal. These grounds for the decision are based on the jurisprudence of the STJ itself. In November, 2009, the sentence rejecting the Special Appeal filed by the Federal Union was published. In November, 2009, the Federal Union filed an Appeal for Reconsideration of Judgment with the STJ. In December, 2009, the STJ rejected unanimously the Appeal for Reconsideration of Judgment filed by the Federal Union. The amount involved is about US$230 million.

•         In December, 2001 the article of the Federal Constitution, on which our Brazilian distribution subsidiary, AMPLA, based its arguments to argue immunity from the COFINS and pursuant to which AMPLA did not pay tax, was amended. There is an article of the Constitution stating that legislative changes come into force 90 days after their publication. Based on that, AMPLA began to pay the COFINS only as of April, 2002. However, the Brazilian Tax Authorities argue that this article of the Constitution only applies to changes in legal regulations, but not to the Constitution itself, whose changes come into force immediately. Furthermore, the Tax Authorities argue that, by reason of the change in AMPLA’s tax status (earned to accrued) the taxable amount of the COFINS increased during the first semester of 2002. Notice was given of the proceedings in July 2003. The first appealable decision went against AMPLA and it filed an appeal in October, 2003. In November, 2007, the appeal was ruled on by the court of appeal and the decision was partly favorable to the Treasury in terms of the period in which a change in the Constitution comes into force and partly favorable to AMPLA in terms of the change in the tax status from earned to accrued. In April, 2008, the Ministry of the Treasury filed an appeal against this decision in the Higher Court of Appeal. In October, 2008, AMPLA filed its answer to the appeal and also filed an appeal with the Higher Court to attempt to change that part of the decision that was not favorable to AMPLA. In May, 2008, the Federal Treasury applied interest to the fine imposed. This new interest arises from an internal administrative act (addressed to the tax authorities but for general application) of the tax authorities and has started to be applied uniformly by the Federal Treasury (SRF). The interest on the fine has been calculated by applying the Selic (Special System of Liquidation and Custody: an adjustment index set by the federal government based on the referential interest rate of the Brazilian Central Bank), as of the month after receiving the Record of Infringement. Consequently, since the Record was received in July, 2003, the Selic corresponds to the interest accumulated as of August 2003, which is 81.42%. In August, 2009, AMPLA was notified that the Special Appeal filed by the company had not been admitted to be heard. AMPLA filed another appeal against this resolution with the President of the Higher Court for hearing Tax Issues. The purpose of this appeal is for the Special Appeal to be received. The decision on the Special Appeal filed by the SRF is pending. The appeal filed by AMPLA with the President of the Higher Court for hearing Tax Issues is also pending resolution. The amount involved is US$90 million.

•         In order to finance its investment in Coelce, in 1998 our Brazilian distribution subsidiary AMPLA issued FRNs (bonds) for US$350 million expiring in 2008. These were subscribed by Cerj Overseas (a foreign subsidiary of AMPLA). The bonds have a special tax status in that no withholding tax (15% or 25%) should be applied to payments of interest abroad, always provided that, among other requirements, there is no advanced amortization before the average 96 month amortization deadline. In order to acquire these bonds, Cerj Overseas obtained financing with a 6-month debt outside Brazil. At the end of that period (October 1998), due to problems of access to other sources of financing, Cerj Overseas had to obtain re-financing from AMPLA, which made it a loan in reales. The Brazilian Tax Authorities argue that the tax concession was lost in 1998 because the loans in reales made by AMPLA to Cerj Overseas were the equivalent of an advanced amortization of the debt before the 96 month amortization deadline. The Record of Infringement was notified in July, 2005. In August, 2005, AMPLA filed an appeal with the first administrative court of appeal and this was rejected. In April, 2006, an appeal was filed with the Council of Taxpayers (2nd Administrative Level of Appeal) In December, 2007, the Council of Taxpayers ruled completely in favor of AMPLA. It is estimated that putting the sentence into due form and publishing it will take about 6 months. In August, 2009, the sentence of the Council of Taxpayers in favor of AMPLA was written up. The notice of the sentence handed down by the Council of Taxpayers is pending. Once the notice has been issued, the SRF may file a Special Appeal with the Higher Court of Appeal for Tax Issues, within 30 days. The amount involved is about US$405 million.

•         In 2002, the State of Rio de Janeiro (RJ) issued a decree stipulating that the ICMS should be calculated and paid on the 10th, 20th, and 30th of the same month of the accrual. Because of cash problems, our Brazilian distribution center AMPLA continued paying the ICMS under the previous system (payment until the 5th of the day after its accrual). Notwithstanding an informal agreement with the State of Rio de Janeiro, and 2 separate amnesty laws, in October, 2004, the State of Rio de Janeiro drew up proceedings against AMPLA to collect a fine on late payments, which proceedings were appealed against by AMPLA in that same year. In February, 2007, AMPLA was notified of the first appealable administrative decision, which ratified the Proceedings drawn up by the State of RJ. In March 2007, AMPLA filed an appeal with the Council of Taxpayers of the State of RJ (2nd administrative level of appeal). AMPLA won a “liminar” (a precautionary measure) in its favor that enabled it to file this appeal without having to make a deposit or take out a bond guaranteeing 30% of the value of the updated amount of the proceedings. The ruling by the Council of Taxpayers is pending. The amount involved is US$88 million.

Towards the end of 2002, our Brazilian generating subsidiary CGTF filed a legal action against the Federal Union for the goods imported for the turbo-generator units to be recognized as corresponding to the item “Other Generating Sets”, in order to be able to avail itself of the 0% rate for Import Tax (II) and for the Tax on Industrialized Products (IPI). The Federal Union argues that the imported goods do not correspond to generating sets. CGTF won an incidental resolution in its favor allowing it to clear the goods through customs with a 0% rate, subject to a prior legal deposit of R$56 million (US$35.72 million, updated at July, 2009). For its part, in order to prevent the taxes from expiring, the Federal Tax Authorities drew up a Record suspending the enforceability of payment of the tax until the pending legal action against the Federal Union is resolved. Court Proceedings: A resolution was decreed with regard to the legal proceedings against the Federal Union in August, 2007, determining that (i) the expert evidence requested by the plaintiff was not necessary and (ii) a writ should be served on the parties so that, if no appeal is filed, the process will be sent to the Judge for a decision. Faced with the above, in August, 2007, CGTF filed an appeal to guarantee its right, if the lawsuit is judged to be inadmissible, to produce technical evidence in future. In February, 2008, the Ministry of the Treasury submitted its comments on the appeal filed by CGTF and on the expert report of 2005. In April, 2008, CGTF submitted its comments on the technical report submitted by the Ministry of the Treasury. In May, 2008, the process was remitted to the Prosecutor’s Office of the Ministry of the Treasury and was returned without any comments or statements from the Ministry of the Treasury. In September, 2008, the first appealable sentence completely favorable to CGTF was handed down. The above decision recognized the classification of the Generating Set as pretended by CGTF and determined that the legal deposit shall continue as a guarantee for the process until the final ruling. In September, 2008, the sentence was published. In November, 2008, the Federal Tax Authorities were notified of the first level decision favorable to CGTF. In February, 2009, the Federal Tax Authorities filed an appeal with the Regional Federal Court (TRF). In September, 2009, the incident was resolved definitively in favor of CGTF enabling the goods to be given a 0% tax rate and the equipment to be cleared through customs, subject to a legal deposit. The decision on the appeal filed by the Ministry of the Treasury is pending. Administrative Proceedings: With regard to the Record issued by the Federal Tax Authorities which were appealed against in the first level of appeal: In February, 2006, the decision of the first level of appeal was favorable to CGTF, with the Record declared null and void. The arguments submitted by the company were accepted, since: (i) The Tax Authority failed to submit the legal grounds for the tax classification adopted in the Record, which resulted in the annulment; (ii) the Record’s tax classification was not properly determined, since it considered each item (each good) imported individually, forgetting the groupings stipulated by Brazilian legislation (this argument would also be valid if the special classification of the Generating Set, which is the object of these legal proceedings, did not prevail) The decision is based on the fact that the Record was drawn up without heeding due legal requirements and formalities, so it was declared null and void; in other words, no decision was handed down regarding the matter of substance. As a result, theoretically the Federal Tax Authorities could draw up another Record meeting the formal requirements, with no deadline for doing so. In October, 2008, the Council of Taxpayers, the second level of administrative appeal, completely ratified the decision by the first level decreeing that the Record of the Federal Tax Authorities was null and void because of procedural irregularities. Consequently, the decision handed down by the second level of administrative appeal was completely favorable to CGTF. After confirmation by the Council of Taxpayers of the administrative decision by the first level of administrative appeal, the Ministry of the Treasury could file an appeal with the higher administrative level of appeal “Higher Court of Appeal for Tax Issues”. The deadline for filing the above appeal is 15 straight days as of the personal summons. In April, 2009, the decision making the Record null and void because of procedural irregularities was made firm and final, so the Record is extinct. The amount involved is about US$40 million.

•         In 2005, three lawsuits were filed against Endesa Chile, the Treasury and the General Water Board (DGA), which are currently being heard as single legal proceeding, petitioning for the nullity in public law of DGA Resolution 134 giving Endesa the right to non-consumptive use of water to implement the Neltume Power Plant project, with compensation for damages. Alternatively, the lawsuit is filed for compensation for damages allegedly caused to the plaintiffs by the loss of quality of their properties on the shores of Lake Pirehueico, and also by the loss in value of their properties. The amount of these lawsuits has not been determined. The defendants, including Endesa Chile, have rejected these allegations on the grounds that the above resolution meets all legal requirements and exercising this right will not cause any damages to the plaintiffs, among other arguments. At this date, the resolution to take evidence in the case has been decreed, and there are currently appeals for reconsideration of judgment pending resolution in the court.

•         There are six legal proceedings brought in 2008 and 2009 against Empresa Eléctrica Pangue S.A., a subsidiary of Endesa Chile, for a total amount of more than Ch$ 53,386,658,000 (approx. US$ 109 million), seeking compensation for damages caused, according to the plaintiffs, by floods caused by the operation of the Pangue power plant, especially resulting from discharges made in July, 2006. Pangue S.A. has submitted pleas for its defense against these lawsuits stating that the operation of the power plant was in line with current regulations and that it acted with due diligence and care, with there being no causal link between the floods and the discharges from the power plant in the period referred to. These proceedings are being heard in different courts and they are currently in the evidence producing stage or have probatory steps pending. In the last quarter, Empresa Eléctrica Pangue S.A. petitioned for all of these proceedings to be combined and heard in a Civil Court in Santiago, and the decision thereof is still pending. Four of the six proceedings were covered by an insurance company, which assumed the risk of about US$ 95 million. Consequently, the risk to the equity of Endesa Chile and subsidiaries was reduced to US$ 14 million. In August, 2009, Pangue won a favorable sentence in one of these proceedings, not covered by insurance, with the lawsuit for Ch$4,927,194,000 (approx US$10 million US dollars) being rejected. The plaintiffs have appealed against this decision by the courts.

•         In 2001, a lawsuit was filed against the Colombian generating subsidiary Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP. and the Corporación Autónoma Regional by the inhabitants of Sibaté, Department of Cundinamarca, seeking for the defendants to answer jointly for damages caused by the pollution of the El Muña reservoir by pumping of polluted water from the Bogotá river by Emgesa S.A. ESP. Faced with this lawsuit, Emgesa has presented pleas that the company is in no way responsible for these events, since it receives the water already polluted, among other arguments. The total amount of the lawsuit is about US$1,200 million. Emgesa S.A. ESP. petitioned for about 80 public and private entities that discharge into the Bogotá River and, in one way or another have competence in the environmental management of this river basin, to be tied in, so the case file was sent to the State Council and it currently has appeals pending filed with that agency by those entities.

The Management of Enersis S.A. considers that the provisions recorded in the Consolidated Financial Statements adequately cover the risks of the litigation described in this note, so such litigation is not expected to give rise to any additional liabilities to those recorded.

Given the characteristics of the risks covered by these provisions, a reasonable schedule of dates of payment, if any, cannot possibly be determined.

23.    POST-EMPLOYMENT BENEFIT OBLIGATIONS

23.1    General aspects:

Enersis S.A. and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina sponsor various post-employment benefits for all qualifying employees. These benefits are calculated and recorded in the financial statements according to the criteria described in note 3.l.1., and include the following employee benefits:

a)    Defined benefits plans:

•         Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•         Staff severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range between 5 to 15 years.

•         Electric supply: The beneficiary receives a monthly amount to cover a portion of his/her billed residential electricity consumption.

•         Health benefit: The beneficiary receives additional health coverage to that entitled by his/her social security regime.

b)    Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements for his/her retirement, disability, or death.

23.2    Details, movements and financial statement presentation:

a)      The post-employment obligations associated with defined benefits plans and the related assets plan as of December 31, 2009 and 2008 is detailed as follows:

The amounts included in the consolidated statement of financial position are the following:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Post-Employment Benefit Obligation, Current	4,915,167	5,147,403	4,374,795
Post-Employment Benefit Obligation, Non-Current	182,688,990	175,537,177	145,482,715

Total	187,604,157	180,684,580	149,857,510

The amount included in the statement of financial position arising from the Group’s obligation in respect of its defined benefit plans were as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$

Present value of defined benefit obligations	510,334,175	443,320,261
(-) Fair value of Plan Assets (*)	(362,690,337)	(264,762,082)

Total	147,643,838	178,558,179

Amount Not Recognised as an Asset	30,942,866	2,228,966
Minimum Funding Requirement (IFRIC 14)	9,848,229	-
Transfer to Disposal Groups Held for Sale (**)	(2,149,778)	-
Translation Differences	1,319,002	(102,565)

Post-Employment Benefit Obligations Total	187,604,157	180,684,580

(*) Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce) the remaining defined benefit plans in our other subsidiaries are unfunded.

(**) Corresponds to defined benefit obligations in our subsidiary CAM classified as held for sale (see Note 10).

The Brazilian subsidiaries are subject to minimum funding requirements of contributions that must be made to a plan over a given period, in accordance with IFRIC 14 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The actuary has estimated that only 26.75% will be recovered.

b)      The reconciliation of opening and closing balances of the present value of the defined benefit obligation as of December 31, 2009 and 2008 is as follow:

Present Value of Post-Employment Benefit Obligations	ThCh$

Opening Balance at January 1, 2008	450,057,581
Current Service Cost	4,072,922
Interest Cost	47,749,152
Actuarial (Gains) Losses	(17,121,709)
Foreign Currency Translation	1,869,436
Benefits Paid	(43,307,121)

Balance at December 31, 2008	443,320,261

Current Service Cost	5,138,692
Interest Cost	51,679,594
Actuarial (Gains) Losses	35,705,096
Foreign Currency Translation	11,423,745
Benefits Paid	(44,397,635)
Business Combinations (***)	7,464,422

Closing Balance at December 31, 2009	510,334,175

(***) Balance arising on business combination occurred on February 25, 2009 (See Note 14.2).

As of December 31, 2009, out of the total amount of post-employment benefit obligations a 7.1% (7.7% in 2008) relates to defined benefit plans from Chilean companies; a 76.3% (72.7% in 2008) relates to defined benefit plans from Brazilian companies; a 16.2% (19.2% in 2008) relates to defined benefit plans from Colombian companies and; a 0.4% (0.4% in 2008) relates to defined benefit plans from Argentinean companies.

c)    Movements in the present value of the plan assets in the periods presented were as follows:

Fair Value of Plan Assets	ThCh$
Balance at January 1, 2008	(300,200,071)
Expected Return	(33,741,755)
Actuarial (Gains) Losses	48,953,668
Foreign Currency Translation	5,485,422
Contributions	(13,640,982)
Benefits Paid	28,381,636
Balance at December 31, 2008	(264,762,082)
Expected Return	(32,050,585)
Actuarial (Gains) Losses	(60,896,738)
Foreign Currency Translation	(21,040,531)
Contributions	(15,488,990)
Benefits Paid	31,548,589

Balance at December 31, 2009	(362,690,337)

The amounts included in the fair value of plan assets for equity instruments of the Group’s own financial instruments and for property occupied by the Group are as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$

Equity instruments	8,448,047	4,856,171
Real estate	1,722,538	783,771

Total	10,170,585	5,639,942

d)          The major categories of plan assets at the end of each reporting period are as follows:

Category of Plan Assets	12-31-2009		12-31-2008
	ThCh$	%	ThCh$	%
Equity instruments (variable income)	67,097,712	19%	60,895,279	23%
Fixed Income Assets	264,763,946	73%	184,009,647	70%
Real Estate Investments	25,388,324	7%	17,209,535	6%
Other	5,440,355	1%	2,647,621	1%
Total	362,690,337	100%	264,762,082	100%

The expected rate of return of the plan assets has been estimated considering the projections for financial markets of fixed and variable income instruments, and assuming that asset categories will have a similar weighing from that of the prior year. The return on plan assets was 19.77% as of December 31, 2009 (negative 1.5% in 2008).

e)        The total expense recognized in profit or loss in respect of the defined benefit plans as of December 31, 2009 and 2008, are as follows:

Expense Recognized in Profit or Loss	12-31-2009	12-31-2008
	ThCh$	ThCh$
Current Service Cost	5,138,692	4,072,922
Interest Cost	51,679,594	47,749,152
Expected Return on Plan Assets	(32,050,585)	(33,741,755)

Expense Recognized in Profit or Loss	24,767,701	18,080,319
Actuarial (Gains) and Losses	15,599,453	34,060,925
Total Expense Recognized in Profit or Loss	40,367,154	52,141,244

23.3   Other disclosures:

•       Actuarial Hypothesis:

As of December 31, 2009 and 2008 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008

Discount Rates Used	6.50%	6.50%	10.80% / 11.50%	9.02% / 12.90%	11.59%	10.20%	13.94%	18.00%
Expected Return on Plan Assets	N/A	N/A	10.28% / 13,02%	10.20% / 13.95%	N/A	N/A	N/A	N/A
Expected Rate of Salary Increases	3.00%	3.00%	5.77% / 6.59%	7.1% / 7.6%	6.48%	5.20%	8.00%	12.00%
Mortality Tables	RV-2004 / RV-85	RV-2004 / RV-85	AT-83/AT-49	AT-83/AT-49	ISS 1980-1989	ISS 1980-1989	CSO 1980	CSO 1980

•       Sensitivity:

As of December 31, 2009, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 40,456,334 (ThCh$ 37,410,958 as of December 31, 2008) if the rate rises and an increase of ThCh$ 47,466,911 (ThCh$ 41,369,789 as of December 31, 2008) if the rate falls.

•       Future disbursements:

The Group expects to make a contribution of ThCh$4,915,167 to the defined benefit plans during the next financial year.

•       Defined contribution:

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. As December 31, 2009 and 2008 the amounts recognized as expenses were ThCh$2,132,317 and ThCh$1,697,800, respectively.

24.    DEFERRED REVENUES

Deferred revenues movements in the accompanying consolidated statement of financial position during 2009, and 2008 are detailed as follows:

Deferred Income	Total

ThCh$
Balance at 01/01/2008	18,048,231
Additions	7,531,271
Allocated to Profit (Loss)	(9,863,444)
Translation Differences	138,842
Other	745,114
Balance at 12/31/2008:	16,600,014
Additions	6,019,649
Allocated to Profit (Loss)	(10,938,144)
Translation Differences	(122,118)
Other	(2,487,473)
Balance at 12/31/2009:	9,071,928

25.    EQUITY.

25.1   Equity attributable to the Shareholders of the Company

25.1.1       Subscribed and paid capital and number of shares

The share capital as of December 31, 2009 and December 31, 2008 was ThCh$2,824,882,834 and is divided into 32,651,166,465 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX). There has been no change in the numbers of shares during the years 2008 and 2009.

Capital contributions made in 1995 and 2003 resulted in share premiums amounting to ThCh$125,881,577 and ThCh$32,878,071, respectively. The Chilean Companies Law permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

25.1.2       Dividends

The General Ordinary Shareholders’ Meeting of Enersis S.A. held on April 1, 2008 approved as dividends policy, that the Board expected to fulfilled in 2008, the distribution as final dividend of an amount equivalent to 70% out of the total net income of year 2008. In addition, it was also intended the distribution of an interim dividend, out of the total net income of year 2008, equivalent to 15% of the net income as of September 30, 2008.

At the Ordinary Board Meeting held on October 29, 2008 it was agreed to distribute, effective December 19, 2008, an interim dividend of Ch$1.53931 per share, out of the net income of year 2008, and equivalent to 15% of the net income as of September 30, 2008.

At the Ordinary Board Meeting held on March 25, 2009 it was to propose to the General Shareholders Meeting the distribution of a final dividend equivalent to 35.27% of the net income of year 2008, at Ch$6.1 per share.

The proposal above modified the dividends policy for the year 2008 which considered a proposed final dividend distribution equivalent to 70% out of the total net income, which was reported as a Relevant Event on March 25, 2009. As informed to the market on that date, the modification in the current dividend policy was due to the fact that the Company’s net income grew by 181.9% as compared to prior year and that the global economic crisis made it advisable to have an adequate level of liquidity. Despite the modification, the final dividend propose is the largest in the history of the Company representing a increase of 53% in regards of dividend in prior year.

The following table details the dividends paid as of December 31, 2009:

Dividend No.	Type of Dividend	Date of Payment	Pesos per Share	Charged to Period
72	Final	04-20-2005	0.41654	2004
73	Final	04-03-2006	1.00000	2005
74	Interim	12-26-2006	1.11000	2006
75	Final	05-23-2007	4.89033	2006
76	Interim	12-27-2007	0.53119	2007
77	Final	04-30-2008	3.41256	2007
78	Interim	12-19-2008	1.53931	2008
79	Final	05-12-2009	4.56069	2008
80	Interim	12-17-2009	2.45677	2009

25.2        Foreign currency translation

The following table details translation adjustments net of taxes in the consolidated statement of financial position and the consolidated statement of change in equity for the years ended December 31, 2009 and December 31, 2008:

Foreign currency translation	December 31, 2009	December 31, 2008
	ThCh$	ThCh$
Distrilec Inversora S.A.	(25,140,965)	(3,123,655)
Edesur	(30,900,116)	(3,519,749)
Ampla Energia	144,356,459	115,076,940
Ampla Investimentos	3,572,425	1,445,939
Codensa	7,206,178	28,716,101
Distrilima	(3,567,570)	10,412,874
Investluz	3,681,834	3,644,801
Endesa Brazil	57,440,851	15,680,906
Central Costanera S.A.	(5,210,330)	(3,914,189)
Endesa Argentina S.A.	286,480	9,403,155
GasAtacama	(9,317,914)	3,903,739
Emgesa	40,494,476	62,314,686
Hidroelectrica El Chocón S.A.	(7,744,972)	(677,259)
Generandes Perú S.A.	9,417,652	31,521,222
Synapsis Group	(339,801)	2,370,640
Cia A. Multiser. Ltda. Group	1,248,414	3,423,263
Debt Translation Difference	7,473,994	7,859,856
Other	10,521,581	(708,104)
Total	203,478,676	283,831,166

25.3        Capital management

The objective of the Company is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium and long-term goals while maximizing the return to its shareholders and maintaining a robust financial position.

25.4        Restrictions on the disposals of subsidiaries funds

Certain subsidiaries of the Group must meet certain financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the parent company. The Group’s restricted net assets as of December 31, 2009 from its subsidiaries Endesa Chile, Endesa Brasil, and Edelnor totaled ThCh$1,114,779,648, ThCh$ 606,118,032 and ThCh$ 77,418,374, respectively (see Schedule I).

Retained earnings balances representing undistributed income from associated companies as of December 31, 2009 are not significant.

25.5        Other reserves

Other reserves within Equity as of December 31, 2009 and 2008 are as follows:

	Balance at December 31, 2008	Movements 2009	Balance at December 31, 2009
	ThCh$	ThCh$	ThCh$
Proposed Dividend Reserve	(119,138,817)	(78,930,496)	(198,069,313)
Translation Reserve	283,831,166	(80,352,490)	203,478,676
Hedging Reserve	(276,767,607)	92,118,271	(184,649,336)
Miscellaneous Other Reserve	(1,290,961,888)	(11,227,947)	(1,302,189,835)

TOTAL	(1,403,037,146)	(78,392,662)	(1,481,429,808)

•  Proposed dividend reserves represents the equity decrease arising from recognizing the minimum dividend provision established in article No. 79 of the Stock Corporations Statute (see Note 3.r).

•  Translation reserve arises from exchange differences relating to :

-       Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (See Note 2.5.3); and

-       Translation of goodwill arising on the acquisition of foreign operations with a functional currency other than the Chilean peso (Note 3.c.1).

•  Hedging reserve represents the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (note 3.f.4. and 3.m).

•  Miscellaneous other reserves corresponds to the following:

-       Price-level restatement of Issued Share Capital since the date of transition to IFRS, January 1, 2004, until December 31, 2008 (Circular No. 456 of the SVS).

-       Translation differences existing as of the date of transition to IFRS (exemption IFRS 1 “First-time adoption”; see note 40).

-       Reserve arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

25.6        Consolidated other comprehensive income

	January - December
Consolidated Statement of Other Comprehensive Income	2009			2008
	ThCh$			ThCh$

	Shareholders of the Company	Minority interest	Total	Shareholders of the Company	Minority interest	Total
Net Income	660,231,043	651,096,527	1,311,327,570	507,589,633	526,592,400	1,034,182,033
Other Comprehensive Income
Charged or Credited to Retained Earnings	(5,761,858)	(7,883,860)	(13,645,718)	(13,099,057)	(9,522,499)	(22,621,556)
Actuarial Gains (Losses) on Defined Benefits Pension Plan	(8,065,153)	(11,183,889)	(19,249,042)	(18,340,596)	(13,100,691)	(31,441,287)
Tax Effect	2,303,295	3,300,029	5,603,324	5,241,539	3,578,192	8,819,731

Charged or Credited to Reserves for Associates	(9,322,990)	(6,260,922)	(15,583,912)	128,445	85,703	214,148
Share of other comprehensive income (loss) of associates	(10,387,426)	(6,971,138)	(17,358,564)	128,445	85,703	214,148
Tax Effect	1,064,436	710,216	1,774,652	-	-	-

Charged or Credited to Available-for-Sale Reserves	32,134	17,279	49,413	457	(18)	439
Available-for-Sale Financial Assets	38,826	21,115	59,941	458	(22)	436
Tax Effect	(6,692)	(3,836)	(10,528)	(1)	4	3

Charged or Credited to Hedging Reserves	97,181,510	76,809,215	173,990,725	(133,562,204)	(101,770,066)	(235,332,270)
Cash Flow Hedge	117,888,548	92,725,864	210,614,412	(156,104,071)	(122,784,018)	(278,888,089)
Tax Effect	(20,707,038)	(15,916,649)	(36,623,687)	22,541,867	21,013,952	43,555,819

Charged or Credited to Translation Reserve	(80,352,490)	(157,074,066)	(237,426,556)	84,462,951	106,693,416	191,156,367
Foreign Currency Translation	(80,352,490)	(157,074,066)	(237,426,556)	84,462,951	106,693,416	191,156,367
Tax Effect	-	-	-	-	-	-

Charged or Credited to Miscellaneous Other Reserves	(1,937,091)	-	(1,937,091)	-	-	-
Other Adjustments to Equity	(2,128,372)	-	(2,128,372)	-	-	-
Tax Effect	191,281	-	191,281	-	-	-

Other Income and Expenses Charged or Credited to Equity, Total	(160,785)	(94,392,354)	(94,553,139)	(62,069,408)	(4,513,464)	(66,582,872)

Transfers from Equity to Profit (Loss) for the Period
Charged or Credited to Hedging Reserves	(5,063,239)	(2,534,452)	(7,597,691)	(12,355,691)	(6,469,810)	(18,825,501)
Cash Flow Hedge	(5,877,009)	(2,888,347)	(8,765,356)	(14,331,528)	(7,788,132)	(22,119,660)
Tax Effect	813,770	353,895	1,167,665	1,975,837	1,318,322	3,294,159

Transfers from Equity to Profit (Loss) for the Period, Total	(5,063,239)	(2,534,452)	(7,597,691)	(12,355,691)	(6,469,810)	(18,825,501)

Other Income and Expenses Charged or Credited to Equity, Total	(5,224,024)	(96,926,806)	(102,150,830)	(74,425,099)	(10,983,274)	(85,408,373)

Result of Comprehensive Income and Expenses Recognized in the Period, Total	655,007,019	554,169,721	1,209,176,740	433,164,534	515,609,126	948,773,660

25.7        Equity attributable to minority interest

The main changes in minority interests during the years ended December 31, 2009 and 2008 are described below.

On October 9, 2009, our subsidiary Endesa Chile acquired an additional 29.3974% ownership interest of Edegel S.A.A. for a total consideration of US$375 million, resulting in a reduction amounting to ThCh$127,551,963 in the equity attributable to minority interests in such entity.

Likewise, on October 15, 2009, Enersis acquired an additional 24% ownership interest of Empresa de Distribución Eléctrica de Lima Norte S.A.A. (“Edelnor”) for a total consideration of US$145.7 million, resulting in a reduction amounting to  ThCh$37,886,392 in the equity attributable to minority interests in such entity.

The Boards of Directors of Endesa Chile and Enersis authorized both transactions described above after reviewing external valuations performed by investment banks hired for this purpose, as well as internal valuations performed by the executive management of each company. These acquisitions were made from Generalima S.A.C., a Peruvian company fully owned by Endesa Latinoamérica S.A.U., the direct parent company of Enersis.

26.    REVENUES

The detail of revenues presented in the Statement of Comprehensive income for the years ended December 31, 2009 and 2008 is as follows:

Sales	For the year ended
	2009	2008
	ThCh$	ThCh$

Energy Sales	5,559,764,526	5,542,098,737

Other Sales	53,899,011	44,694,354
Sale of Measuring Equipment	2,822,658	3,798,709
Sale of Electronic Supplies	39,840,661	31,760,232
Sale of Products and Services	11,235,692	9,135,413

Other Revenue from Services	462,444,028	493,717,929
Tolls and Transmission	231,055,048	250,583,706
Lease of Measuring Equipment	8,327,754	9,966,455
Public Lighting	30,603,007	36,640,855
Verifications and Connections	14,869,456	22,801,523
Engineering Services	19,960,120	18,460,358
Other Services	157,628,643	155,265,032

Total Revenue	6,076,107,565	6,080,511,020

Other operating income, total	For the year ended
	2009	2008
	ThCh$	ThCh$

Revenue from Construction Contracts	200,493,636	275,584,358
Mutual Supports	17,809,432	16,614,018
Third Party Services to own and Third Party Fixtures	24,832,249	18,887,136
Income from Leases	841,083	3,112,862
Sale of New Businesses	9,238,121	13,226,000
Other Income	120,566,352	151,656,042

Other Operating Income, Total	373,780,873	479,080,416

27.    CONSUMPTION OF RAW AND SECONDARY MATERIALS

Raw materials and consumables used presented in profit or loss for the 2009 and 2008 period are detailed as follows:

Consumption of raw and secondary materials	For the year ended
	2009	2008
	ThCh$	ThCh$

Energy Purchases	(1,559,449,015)	(1,624,238,985)
Cost Fuel Consumed	(580,237,613)	(847,411,384)
Transportation Costs	(277,037,093)	(294,860,018)
Costs from Construction Contracts	(200,493,636)	(275,584,358)
Other Variable Supplies and Services	(588,633,812)	(500,856,985)

Total	(3,205,851,169)	(3,542,951,730)

28.    EMPLOYEE EXPENSES

Employee expenses recognized in profit or loss for the 2009 and 2008 period are detailed as follows:

Employee Expenses	For the year ended
	12-31-2009	12-31-2008
	ThCh$	ThCh$

Wages and Salaries	(263,131,572)	(237,305,114)
Post-Employment Benefit Obligation Expense	(7,271,009)	(5,770,722)
Social Security and Other Contributions	(52,252,408)	(40,925,405)
Other Employee Expenses	(14,016,937)	(6,027,632)

Total	(336,671,926)	(290,028,873)

29.    DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation, amortization and impairment losses recognized in profit or loss for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
	ThCh$	ThCh$

Depreciation	(346,587,547)	(330,545,457)
Amortization	(107,782,412)	(87,164,869)
Impairment Losses, (*)	(65,927,354)	-

Total	(520,297,313)	(417,710,326)

(*) See Notes 10 and 15.d.v).

30.    OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses for the 2009 and 2008 period are detailed as follows:

Other miscellaneous operating expenses	For the year ended
	2009	2008
	ThCh$	ThCh$

Other Supplies	(19,044,042)	(15,664,928)
Environmental Expenses	(3,859,011)	(2,830,940)
Leases and Rental Cost	(13,160,909)	(15,312,905)
Repairs and Maintenance	(65,391,435)	(69,063,491)
Indemnities and Fines	(20,934,632)	(11,474,146)
Independent Professional Services	(32,338,812)	(29,859,748)
Oursourced Services	(85,041,737)	(76,126,087)
Insurance Premiums	(19,866,916)	(14,076,198)
Marketing, Public Relations and Advertising	(16,338,026)	(10,949,704)
Travel Expense	(4,966,691)	(5,192,877)
Taxes and Charges	(33,351,934)	(32,094,782)
Other Supplies and Services	(148,137,460)	(162,604,073)

Miscellaneous Other Operating Expenses, Total	(462,431,605)	(445,249,879)

31.    FINANCIAL COSTS

The detail of financial costs for the 2009 and 2008 period are detailed as follows:

Financial Costs	For the year ended
	2009	2008
	ThCh$	ThCh$

Financial Expenses	(482,472,627)	(515,108,257)

Bank Loans	(137,274,372)	(161,830,097)
Bonds	(171,723,898)	(200,639,335)
Finance Leasing	(3,733,454)	(4,696,187)
Valuation of Financial Derivative	(19,307,617)	(18,723,566)
Financial Provision	(12,105,233)	(18,121,169)
Post-Employment Benefit Obligation	(51,679,594)	(47,749,152)
Other	(86,648,459)	(63,348,751)

Gain (Loss) for Indexed Assets and Liabilities	21,781,329	(62,378,252)

Foreign Currency Exchange Differences, Net	(8,235,253)	(23,632,778)

Positive	82,015,125	74,524,243
Negative	(90,250,378)	(98,157,021)

Total Financial Costs	(468,926,551)	(601,119,287)

32.    GAIN (LOSS) ON DERECOGNITION OF ASSETS

The detail of this item for the 2009 and 2008 period are detailed as follows:

Gain (loss) on derecognition of assets	For the year ended
	2009	2008
	ThCh$	ThCh$

Investment Sales	28,113,548	964,000
Total gain (loss) on derecognition of available-for-sale financial assets	28,113,548	964,000

Sale of receivables “Codensa Hogar”	12,784,152	-
Land Sales	12,062,054	-
Other Assets	351,625	1,539,279

Total gain (loss) on sale of non-current assets not held for sale	25,197,831	1,539,279

33.    GAIN (LOSS) FROM INVESTMENTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed as follows:

Gain (loss) from investments	For the year ended
	2009	2008
	ThCh$	ThCh$

Cash and Cash Equivalents	79,364,437	77,155,433
Other Financial Assets	6,508,618	9,389,765
Expected Return on Plan Assets	32,050,585	33,741,755
Other Financial Income	41,884,708	61,502,064

Total	159,808,348	181,789,017

34.    INCOME TAX

Income tax as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed herein. Also, the following table reconciles income taxes resulting from applying the general current tax rate to "Net income before taxes" to the income tax expense recorded in the accompanying consolidated statement of comprehensive income for 2009 and 2008:

Income Tax	For the year ended
	2009	2008
	ThCh$	ThCh$

Current Tax Expense	(422,830,225)	(308,467,764)
Tax Benefit Effect from Tax Assets Not Previously Recognized	39,752,182	19,021,973
Adjustments to Current Tax of Prior Period	12,569,886	2,842,103
Other Current Tax Expense	(4,276,209)	(6,191,896)

Current Tax Expense, Net	(374,784,366)	(292,795,584)

Deferred Tax Income (Expense) Relating to Origination and Reversal of Temporary Differences	7,274,742	(115,182,582)
Tax Benefit Effect from Tax Assets Not Previously Recognized	1,700,625	-
Other Deferred Tax Income (Expense)	6,071,389	(7,924,618)

Deferred Tax Income (Expense), Net	15,046,756	(123,107,200)

Income Tax	(359,737,610)	(415,902,784)

The principal temporary differences are detailed in note 17 a.

Reconciliation of Tax Expense	2009	2008
	ThCh$	ThCh$

Tax Expense Using Statutory Rate	(284,081,079)	(246,514,420)
Tax Effect of Rates in Other Jurisdictions	(166,163,264)	(135,494,792)
Tax Effect of Non-Taxable Revenues	40,858,030	67,957,672
Tax Effect of Non-Tax-Deductible Expenses	(29,309,173)	(67,703,775)
Tax Effect of Utilization of Previously Unrecognised Tax Losses	(489,108)	-
Tax Effect of Tax Benefit Not Previously Recognized in Income Statement	(1,098,324)	-
Tax Effect from Under or Over Provided Tax in Prior Periods	12,569,886	2,842,103
Price-Level Restatement for Tax Purposes (Investments and Equity)	67,975,422	(36,989,572)
Total Adjustments to Tax Expense Using Statutory Rate	(75,656,531)	(169,388,364)

Income Tax	(359,737,610)	(415,902,784)

35.    SEGMENT INFORMATION

35.1     Segmentation criteria

In performing its activities the Group is organized primarily around its core businesses that are electric energy generation, transmission and distribution. On that basis the Group has established two major business lines.

In addition, segment information has been organized considering geographical areas in which the Group operates, as follows:

•   Chile

•   Argentina

•   Brazil

•   Peru

•   Colombia

Given the Group’s corporate organization basically matches the business organization and therefore the segments organization, the segment information reported is based on the financial information of the companies forming each segment.

The following tables detail the segment information for years 2009 and 2008.

35.2        Generation, distribution and other

Line of Business	Generation		Distribution		Eliminations and Others		Total
ASSETS	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	1,251,419,545	1,480,265,451	1,216,399,232	1,310,730,553	103,636,879	151,725,084	2,571,455,656	2,942,721,088
Current Operating Assets	1,251,419,545	1,480,265,451	1,216,399,232	1,310,730,553	33,276,028	151,725,084	2,501,094,805	2,942,721,088
Cash and Cash Equivalents	619,035,609	824,235,540	431,604,221	312,752,949	84,260,991	181,073,474	1,134,900,821	1,318,061,963
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	-	-	-	-	-	1,493,492	-
Available-for-Sale Financial Assets	-	-	-	-	-	-	-	-
Other Financial Assets	42,597	-	-	-	60	-	42,657	-
Trade and Other Receivables, Net	393,160,225	413,961,693	719,323,724	839,187,870	26,162,612	59,917,292	1,138,646,562	1,313,066,855
Receivables from Related Entities	120,472,782	108,026,170	4,072,112	71,222,617	(105,530,662)	(154,502,095)	19,014,232	24,746,692
Inventories	40,201,722	49,162,077	16,117,546	23,115,479	-	24,697,605	56,319,268	96,975,161
Prepayments	7,829,631	5,506,358	2,044,461	2,571,885	1,685,348	815,993	11,559,440	8,894,236
Current Tax Receivables	64,023,295	72,598,690	22,827,165	44,024,305	25,325,492	36,077,471	112,175,952	152,700,466
Other Assets	5,160,192	6,774,923	20,410,003	17,855,448	1,372,187	3,645,344	26,942,382	28,275,715

Non-Current Assets and Disposal Groups Held for Sale	-	-	-	-	70,360,851	-	70,360,851	-

NON-CURRENT ASSETS	5,853,309,145	5,990,716,296	4,640,589,157	4,949,968,135	144,786,363	(102,229,018)	10,638,684,665	10,838,455,413
Available-for-Sale Financial Assets	2,487,796	2,431,165	24,920	8,532,637	-	11,531,234	2,512,716	22,495,036
Other Financial Assets	1,063,377	1,655,343	874	5,489	24,681,751	85,630	25,746,002	1,746,462
Trade and Other Receivables, Net	87,673,729	168,231,089	105,909,541	143,013,413	1,394,143	8,039,307	194,977,413	319,283,809
Receivables from Related Entities	10,958,042	28,343,916	210,855	203,403	(11,168,897)	(27,905,983)	-	641,336
Equity Method Accounted Investments in Associates	584,075,094	474,143,761	683,579,189	958,803,352	(1,246,372,822)	(1,395,113,442)	21,281,461	37,833,671
Intangible Assets, Net	132,872,535	55,501,359	1,527,202,670	1,341,125,906	1,287,398,973	1,230,266,959	2,947,474,178	2,626,894,224
Property, Plant and Equipment, Net	4,859,937,779	5,066,457,556	1,996,440,599	2,131,145,126	7,692,864	18,189,449	6,864,071,242	7,215,792,131
Investment Property	-	-	-	-	31,231,839	26,368,681	31,231,839	26,368,681
Deferred Tax Assets	141,136,300	160,372,989	265,251,097	326,249,181	48,509,124	24,678,498	454,896,521	511,300,668
Hedging Assets	590,622	-	1,647,417	2,488,236	-	(1,584)	2,238,039	2,486,652
Prepayments	-	-	-	-	834,131	1,202,581	834,131	1,202,581
Other Assets	32,513,871	33,579,118	60,321,995	38,401,392	585,256	429,652	93,421,122	72,410,162

TOTAL ASSETS	7,104,728,690	7,470,981,747	5,856,988,389	6,260,698,688	248,423,241	49,496,066	13,210,140,321	13,781,176,501

	Generation		Distribution		Eliminations and Others		Total
EQUITY AND LIABILITIES	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	1,133,935,750	1,473,344,526	1,071,289,696	1,205,361,294	(9,837,908)	24,074,364	2,195,387,538	2,702,780,184
Current Operating Liabilities	1,133,935,750	1,473,344,526	1,071,289,696	1,205,361,294	(60,488,274)	24,074,364	2,144,737,172	2,702,780,184
Interest-Bearing Borrowings	409,233,878	747,840,574	247,076,525	331,982,515	65,200,917	193,142,244	721,511,320	1,272,965,333
Other Financial Liabilities	696,791	-	-	-	-	-	696,791	-
Trade and Other Payables	413,827,992	393,717,721	487,384,305	474,938,446	75,294,167	80,652,606	976,506,464	949,308,773
Payables to Related Entities	133,099,350	194,563,323	212,446,858	219,695,366	(233,590,429)	(298,236,701)	111,955,779	116,021,988
Provisions	31,787,013	30,956,395	46,641,813	54,099,720	21,595,629	24,475,704	100,024,455	109,531,819
Current Tax Payables	132,249,173	94,349,173	49,105,703	94,246,461	3,930,795	12,679,841	185,285,671	201,275,475
Other Liabilities	6,492,209	8,235,598	20,340,253	21,141,977	3,047,576	2,703,033	29,880,038	32,080,608
Deferred Income	89,440	58,936	4,041,514	6,874,871	1,388,632	5,246,477	5,519,586	12,180,284
Post-Employment Benefit Obligation	3,448,733	3,592,982	1,359,124	1,411,277	107,310	143,144	4,915,167	5,147,403
Hedging Liabilities	3,011,171	29,824	2,893,601	970,661	2,537,129	3,268,016	8,441,901	4,268,501

Liabilities Included in Disposal Groups Classified as Held for Sale	-	-	-	-	50,650,366	-	50,650,366	-

NON-CURRENT LIABILITIES	2,487,255,434	2,956,988,183	1,804,820,750	1,928,855,532	345,672,955	163,421,381	4,637,749,139	5,049,265,096
Interest-Bearing Borrowings	1,951,308,556	2,358,043,952	1,026,390,282	1,037,262,002	346,207,359	430,040,406	3,323,906,197	3,825,346,360
Other Financial Liabilities	-	-	-	-	-	-	-	-
Trade and Other Payables	24,082,594	30,185,629	34,436,935	18,700,838	207,974	247,507	58,727,503	49,133,974
Payables to Related Entities	46,997,128	69,882,786	181,853,843	349,826,019	(225,294,299)	(410,731,016)	3,556,672	8,977,789
Provisions	58,292,397	42,125,129	191,993,937	156,149,013	578	14,685,431	250,286,912	212,959,573
Deferred Tax Liabilities	352,011,147	401,135,349	213,169,128	220,420,243	7,869,022	13,457,739	573,049,297	635,013,331
Other Liabilities	21,994,151	16,632,938	300,020	607,622	12,755,808	16,583,793	35,049,979	33,824,353
Deferred Income	163,596	233,531	3,388,746	4,186,199	-	-	3,552,342	4,419,730
Post-Employment Benefit Obligation	26,576,882	27,999,282	148,308,890	138,537,673	7,803,218	9,000,222	182,688,990	175,537,177
Hedging Liabilities	5,828,983	10,749,587	4,978,969	3,165,923	196,123,295	90,137,299	206,931,247	104,052,809

EQUITY	3,483,537,506	3,040,649,038	2,980,877,943	3,126,481,862	(87,411,805)	(137,999,679)	6,377,003,644	6,029,131,221
Equity Attributable to Equity Holders of Parent	3,483,537,506	3,040,649,038	2,980,877,943	3,126,481,862	(87,411,805)	(137,999,679)	3,518,479,555	3,091,314,881
Issued Capital	1,752,378,473	1,748,283,549	1,122,271,981	1,374,366,326	108,992,029	(139,007,392)	2,983,642,483	2,983,642,483
Other Reserves	307,191,379	376,720,267	547,725,434	475,350,713	522,177,468	682,708,215	(1,481,429,808)	(1,403,037,145)
Retained Earnings	1,423,967,654	915,645,222	1,310,880,528	1,276,764,823	(718,581,302)	(681,700,502)	2,016,266,880	1,510,709,543

Minority Interest	-	-	-	-	-	-	2,858,524,089	2,937,816,340

Equity and Liabilities, Total	7,104,728,690	7,470,981,747	5,856,988,389	6,260,698,688	248,423,242	49,496,066	13,210,140,321	13,781,176,501

STATEMENT OF COMPREHENSIVE INCOME For the years ended December 31, 2009 and 2008	Generation		Distribution		Eliminations and Others		Total
	2009	2008	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	2,708,357,655	2,833,397,146	4,218,449,947	4,051,041,041	(476,919,164)	(324,846,751)	6,449,888,438	6,559,591,436
Sales	2,694,012,599	2,828,078,633	3,870,340,697	3,604,689,806	(488,245,731)	(352,257,419)	6,076,107,565	6,080,511,020
Energy Sales	2,570,529,382	2,697,746,885	3,623,447,397	3,340,331,095	(634,212,253)	(495,979,243)	5,559,764,526	5,542,098,737
Other Sales	6,009,988	14,564,928	9,861,554	14,821,361	38,027,469	15,308,065	53,899,011	44,694,354
Other Services Rendered	117,473,229	115,766,820	237,031,746	249,537,350	107,939,053	128,413,759	462,444,028	493,717,929

Other Operating Income	14,345,056	5,318,513	348,109,250	446,351,235	11,326,567	27,410,668	373,780,873	479,080,416

SUPPLIES AND SERVICES	(1,058,410,593)	(1,409,584,454)	(2,683,194,706)	(2,536,106,308)	535,754,130	402,739,032	(3,205,851,169)	(3,542,951,730)
Energy Purchases	(197,058,728)	(292,347,152)	(1,997,643,661)	(1,826,983,648)	635,253,374	495,091,815	(1,559,449,015)	(1,624,238,985)
Fuel Consumption	(580,234,432)	(847,407,262)	-	-	(3,181)	(4,122)	(580,237,613)	(847,411,384)
Transport Costs	(177,886,470)	(191,958,097)	(119,689,439)	(121,232,612)	20,538,816	18,330,691	(277,037,093)	(294,860,018)
Other Variable Supplies and Services	(103,230,963)	(77,871,943)	(565,861,606)	(587,890,048)	(120,034,879)	(110,679,352)	(789,127,448)	(776,441,343)

CONTRIBUTION MARGIN	1,649,947,062	1,423,812,692	1,535,255,241	1,514,934,733	58,834,966	77,892,281	3,244,037,269	3,016,639,706

Work on Property, Plant and Equipment	731,901	500,315	32,998,618	32,099,245	-	-	33,730,519	32,599,560
Employee Expenses	(69,577,977)	(57,198,723)	(216,622,884)	(187,917,987)	(84,201,584)	(77,511,723)	(370,402,445)	(322,628,433)
Other Operating Fixed Costs	(118,108,486)	(107,836,118)	(372,508,591)	(343,665,770)	28,185,472	5,654,628	(462,431,605)	(445,847,260)

GROSS OPERATING RESULT	1,462,992,500	1,259,278,166	979,122,384	1,015,450,221	2,818,854	6,035,186	2,444,933,738	2,280,763,573

Amortization	(270,584,246)	(215,544,370)	(217,705,299)	(191,868,064)	(32,007,768)	(9,700,511)	(520,297,313)	(417,112,945)

OPERATING RESULTS	1,192,408,254	1,043,733,796	761,417,085	823,582,157	(29,188,914)	(3,665,325)	1,924,636,425	1,863,650,628

FINANCIAL RESULTS	(186,313,678)	(243,706,955)	(99,796,594)	(159,078,864)	(23,145,874)	(16,580,133)	(309,256,146)	(419,365,952)
Finance Income	40,841,166	54,086,804	117,121,114	125,109,709	1,708,125	2,556,822	159,670,405	181,753,335
Finance Expense	(239,569,394)	(251,422,396)	(226,454,904)	(249,354,432)	(16,448,329)	(14,331,429)	(482,472,627)	(515,108,257)
Results from Indexed Units of Accounts	9,009,669	(16,686,361)	458,162	(3,048,824)	12,313,498	(42,643,067)	21,781,329	(62,378,252)
Exchange Differences	3,404,881	(29,685,002)	9,079,034	(31,785,317)	(20,719,168)	37,837,541	(8,235,253)	(23,632,778)
Positive	71,795,866	48,055,032	18,584,732	53,858,472	(8,365,473)	(27,389,261)	82,015,125	74,524,243
Negative	(68,390,985)	(77,740,034)	(9,505,698)	(85,643,789)	(12,353,695)	65,226,802	(90,250,378)	(98,157,021)

Results of Companies Not Equity-Accounted	2,233,946	2,567,160	82,758,254	74,875,698	(82,756,621)	(74,181,678)	2,235,579	3,261,180
Results from Other Investments	(55,494)	1,016,336	82,850	-	110,587	(980,654)	137,943	35,682
Results from the Sale of Assets	64,430	(274,282)	24,938,953	2,879,810	28,307,996	(102,249)	53,311,379	2,503,279

RESULTS BEFORE TAX	1,008,337,458	803,336,055	769,400,548	742,258,801	(106,672,826)	(95,510,039)	1,671,065,180	1,450,084,818

corporate Tax	(201,746,950)	(221,991,980)	(178,201,978)	(169,399,898)	20,211,318	(24,510,906)	(359,737,610)	(415,902,784)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033
Profit (Loss) from Discontinued Operations, Net of Tax	-	-	-	-	-	-	-	-
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033

RESULT FOR THE PERIOD	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033
Controlling Company	-	-	-	-	-	-	660,231,043	507,589,633
Minority Shareholders	-	-	-	-	-	-	651,096,527	526,592,399

35.3          Countries

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	843,756,651	1,223,089,253	238,697,969	257,631,699	867,294,187	828,299,705	566,973,953	522,055,379	107,238,468	143,991,931	(52,505,572)	(32,346,879)	2,571,455,656	2,942,721,088
Current Operating Assets	843,756,651	1,223,089,253	238,697,969	257,631,699	867,294,187	828,299,705	566,973,953	522,055,379	107,238,468	143,991,931	(122,866,423)	(32,346,879)	2,501,094,805	2,942,721,088
Cash and Cash Equivalents	285,514,616	669,733,388	53,307,697	71,937,363	370,493,421	318,376,138	395,571,472	238,027,529	30,013,615	19,987,545	-	-	1,134,900,821	1,318,061,963
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	-	-	-	-	-	-	-	-	-	-	-	1,493,492	-
Other Financial Assets	42,657	-	-	-	-	-	-	-	-	-	-	-	42,657	-
Trade and Other Receivables, Net	453,263,074	387,852,606	144,721,842	141,329,129	435,142,404	425,067,711	154,237,487	261,127,802	58,929,971	95,098,067	(107,648,217)	2,591,540	1,138,646,562	1,313,066,855
Receivables from Related Entities	12,683,334	33,838,115	21,301,343	20,098,418	168,850	272,336	(117,203)	88,166	114,182	49,734	(15,136,274)	(29,600,077)	19,014,232	24,746,692
Inventories	20,148,347	47,576,858	7,295,836	5,043,862	1,512,096	1,932,071	12,448,709	19,564,486	14,914,280	22,857,884	-	-	56,319,268	96,975,161
Prepayments	2,874,553	2,900,179	1,884,944	1,660,865	1,330,366	1,268,460	2,861,108	-	2,608,469	3,064,732	-	-	11,559,440	8,894,236
Current Tax Receivables	63,465,062	74,162,793	1,599,101	13,139,752	45,550,462	65,953,166	1,393,479	3,247,396	249,780	1,535,701	(81,932)	(5,338,342)	112,175,952	152,700,466
Other Assets	4,271,516	7,025,314	8,587,206	4,422,310	13,096,588	15,429,823	578,901	-	408,171	1,398,268	-	-	26,942,382	28,275,715

Non-Current Assets and Disposal Groups Held for Sale	-	-	-	-	-	-	-	-	-	-	70,360,851	-	70,360,851	-

NON-CURRENT ASSETS	7,901,624,978	8,604,916,467	574,512,830	846,648,173	3,670,419,041	3,372,195,825	2,113,095,226	2,432,386,361	1,150,463,047	1,640,771,321	(4,771,430,458)	(6,058,462,734)	10,638,684,665	10,838,455,413
Available-for-Sale Financial Assets	2,512,716	22,495,036	-	-	-	-	-	-	-	-	-	-	2,512,716	22,495,036
Other Financial Assets	25,745,128	1,740,973	-	-	-	5,489	874	-	-	-	-	-	25,746,002	1,746,462
Trade and Other Receivables, Net	13,413,378	64,765,727	70,806,123	106,510,669	101,549,009	77,310,431	8,893,522	68,853,018	315,381	528,563	-	1,315,401	194,977,413	319,283,809
Receivables from Related Entities	-	10,796,128	-	-	36,839,087	43,632,464	-	-	-	-	(36,839,087)	(53,787,256)	-	641,336
Equity Method Accounted Investments in Associates	4,767,024,721	4,533,043,275	7,966,302	103,048,991	1,234,083,877	1,153,546,084	1,370	3,971	47,596,359	388,407,091	(6,035,391,168)	(6,140,215,741)	21,281,461	37,833,671
Intangible Assets, Net	47,179,972	1,049,208,150	5,930,802	7,909,963	1,484,067,666	1,297,645,158	42,308,837	37,279,978	14,925,155	3,846,483	1,353,061,746	231,004,492	2,947,474,178	2,626,894,224
Property, Plant and Equipment, Net	2,904,691,507	2,773,073,197	449,530,241	583,077,404	548,867,547	538,988,383	1,933,700,358	2,178,003,420	1,083,269,232	1,239,429,357	(55,987,643)	(96,779,630)	6,864,071,242	7,215,792,131
Investment Property	31,231,839	26,368,681	-	-	-	-	-	-	-	-	-	-	31,231,839	26,368,681
Deferred Tax Assets	107,362,302	121,571,366	28,687,187	31,211,237	185,882,187	206,723,785	127,066,216	146,180,364	2,172,935	5,613,916	3,725,694	-	454,896,521	511,300,668
Hedging Assets	509,760	-	-	-	-	-	-	-	1,728,279	2,488,236	-	(1,584)	2,238,039	2,486,652
Prepayments	445,622	301,867	-	-	388,509	4,695	-	896,019	-	-	-	-	834,131	1,202,581
Other Assets	1,508,033	1,552,067	11,592,175	14,889,909	78,741,159	54,339,336	1,124,049	1,169,591	455,706	457,675	-	1,584	93,421,122	72,410,162

TOTAL ASSETS	8,745,381,629	9,828,005,720	813,210,799	1,104,279,872	4,537,713,228	4,200,495,530	2,680,069,179	2,954,441,740	1,257,701,515	1,784,763,252	(4,823,936,029)	(6,090,809,613)	13,210,140,321	13,781,176,501

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
EQUITY AND LIABILITIES	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	903,928,510	1,181,232,488	315,322,679	366,528,947	577,406,981	577,412,945	333,334,592	416,060,542	122,026,286	200,383,176	(56,631,510)	(38,837,914)	2,195,387,538	2,702,780,184
Current Operating Liabilities	903,928,510	1,181,232,488	315,322,679	366,528,947	577,406,981	577,412,945	333,334,592	416,060,542	122,026,286	200,383,176	(107,281,876)	(38,837,914)	2,144,737,172	2,702,780,184
Interest-Bearing Borrowings	197,643,745	587,224,377	71,762,540	97,375,104	254,096,043	252,194,260	142,035,231	226,733,609	55,973,761	109,437,983	-	-	721,511,320	1,272,965,333
Non-Interest-Bearing Borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Financial Liabilities	427,613	-	275,969	-	-	-	-	-	-	-	(6,791)	-	696,791	-
Trade and Other Payables	412,036,076	369,520,458	145,853,738	154,684,014	259,436,435	244,743,137	121,147,948	118,037,851	38,025,476	62,435,513	6,791	(112,200)	976,506,464	949,308,773
Payables to Related Entities	156,069,449	80,971,682	31,800,330	25,629,066	31,040,271	40,808,327	120,530	1,023,265	125,143	977,020	(107,199,944)	(33,387,372)	111,955,779	116,021,988
Provisions	52,152,629	59,531,565	23,007,266	33,281,993	9,409,249	2,335,635	3,592,400	155,616	11,862,911	14,227,010	-	-	100,024,455	109,531,819
Current Tax Payables	71,611,640	62,712,304	27,624,545	39,228,911	15,799,839	30,669,793	57,901,052	63,620,017	12,430,527	10,382,792	(81,932)	(5,338,342)	185,285,671	201,275,475
Other Liabilities	5,633,284	6,904,574	14,845,627	16,192,868	2,468,522	5,086,061	5,213,615	2,168,346	1,718,990	1,728,759	-	-	29,880,038	32,080,608
Deferred Income	3,417,493	9,652,258	-	-	-	605,071	242,785	728,856	1,859,308	1,194,099	-	-	5,519,586	12,180,284
Post-Employment Benefit Obligation	1,714,434	1,437,336	119,702	117,085	-	-	3,081,031	3,592,982	-	-	-	-	4,915,167	5,147,403
Hedging Liabilities	3,222,147	3,277,934	32,962	19,906	5,156,622	970,661	-	-	30,170	-	-	-	8,441,901	4,268,501

Liabilities Included in Disposal Groups Classified as Held for Sale	-	-	-	-	-	-	-	-	-	-	50,650,366	-	50,650,366	-

NON-CURRENT LIABILITIES	1,929,817,486	2,289,480,264	214,399,921	274,369,648	1,140,582,690	1,056,092,637	817,235,201	839,411,195	572,081,308	637,812,116	(36,367,467)	(47,900,764)	4,637,749,139	5,049,265,096
Interest-Bearing Borrowings	1,435,038,931	1,873,213,290	130,661,954	168,606,730	727,927,241	692,653,348	682,712,921	710,441,473	347,565,150	380,431,519	-	-	3,323,906,197	3,825,346,360
Other Financial Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Trade and Other Payables	7,570,291	13,371,269	478,409	261,179	49,957,441	35,501,526	721,362	-	-	-	-	-	58,727,503	49,133,974
Payables to Related Entities	-	1,263,905	37,218,338	43,536,008	3,556,672	11,829,367	-	-	-	-	(37,218,338)	(47,651,491)	3,556,672	8,977,789
Provisions	16,062,212	15,805,230	7,703,251	8,138,192	213,128,470	185,401,228	2,725,990	1,907,251	10,666,989	1,707,672	-	-	250,286,912	212,959,573
Deferred Tax Liabilities	216,277,536	238,270,442	24,538,307	35,121,987	69,347,637	64,880,029	51,497,425	45,473,642	211,388,392	251,267,231	-	-	573,049,297	635,013,331
Other Liabilities	23,005,140	18,560,403	11,193,968	15,458,565	-	57,246	-	-	-	-	850,871	(251,861)	35,049,979	33,824,353
Deferred Income	3,331,505	3,980,904	-	-	-	-	-	-	220,837	438,826	-	-	3,552,342	4,419,730
Post-Employment Benefit Obligation	32,408,576	32,563,502	1,915,904	1,756,268	68,787,007	59,628,578	79,577,503	81,588,829	-	-	-	-	182,688,990	175,537,177
Hedging Liabilities	196,123,295	92,451,319	689,790	1,490,719	7,878,222	6,141,315	-	-	2,239,940	3,966,868	-	2,588	206,931,247	104,052,809

EQUITY	5,911,635,633	6,357,292,968	283,488,199	463,381,277	2,819,723,557	2,566,989,948	1,529,499,386	1,698,970,003	563,593,921	946,567,960	(4,730,937,052)	(6,004,070,935)	6,377,003,644	6,029,131,221
Equity Attributable to Equity Holders of Parent	5,911,635,633	6,357,292,968	283,488,199	463,381,277	2,819,723,557	2,566,989,948	1,529,499,386	1,698,970,003	302,869,914	946,567,960	(4,730,937,052)	(6,004,070,935)	3,518,479,555	3,091,314,881
Issued Capital	5,644,851,403	5,666,320,827	231,131,872	395,166,365	1,016,332,368	1,107,319,397	263,851,437	303,546,359	198,134,490	817,655,898	(4,370,659,087)	(5,306,366,363)	2,983,642,483	2,983,642,483
Treasury Shares	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other Reserves	(2,512,367,589)	(2,619,879,150)	10,252,450	12,922,530	1,361,661,416	931,559,050	999,364,778	1,162,816,010	50,288,431	16,121,429	1,207,170,789	2,031,239,326	(1,481,429,808)	(1,403,037,145)
Retained Earnings	2,779,151,819	3,310,851,291	42,103,877	55,292,382	441,729,773	528,111,501	266,283,171	232,607,634	54,446,993	112,790,633	(1,567,448,753)	(2,728,943,898)	2,016,266,880	1,510,709,543

Minority Interest	-	-	-	-	-	-	-	-	260,724,007	-	-	-	2,858,524,089	2,937,816,340

Equity and Liabilities, Total	8,745,381,629	9,828,005,720	813,210,799	1,104,279,872	4,537,713,228	4,200,495,530	2,680,069,179	2,954,441,740	1,257,701,515	1,784,763,252	(4,823,936,029)	(6,090,809,613)	13,210,140,321	13,781,176,501

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME For the years ended December 31, 2009 and 2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	2,278,257,663	2,555,898,023	635,269,548	631,740,097	1,966,622,276	1,962,443,529	1,112,066,747	974,560,278	461,518,877	438,354,558	(3,846,673)	(3,405,049)	6,449,888,438	6,559,591,436
Sales	2,255,173,128	2,485,762,894	621,828,801	623,593,481	1,719,422,596	1,642,118,683	1,056,077,538	921,494,866	427,452,175	410,946,145	(3,846,673)	(3,405,049)	6,076,107,565	6,080,511,020
Energy Sales	2,066,428,378	2,258,614,370	590,796,228	588,450,892	1,551,830,982	1,494,939,465	947,677,441	802,423,873	403,031,497	397,670,137	-	-	5,559,764,526	5,542,098,737
Other Sales	42,402,319	39,123,276	(2,619,705)	(923,184)	4,180,089	3,629,769	6,495,104	6,772,814	5,012,398	(2,533,699)	(1,571,194)	(1,374,622)	53,899,011	44,694,354
Other Services Rendered	146,342,431	188,025,248	33,652,278	36,065,773	163,411,525	143,549,449	101,904,993	112,298,179	19,408,280	15,809,707	(2,275,479)	(2,030,427)	462,444,028	493,717,929
Other Operating Income	23,084,535	70,135,129	13,440,747	8,146,616	247,199,680	320,324,846	55,989,209	53,065,412	34,066,702	27,408,413	-	-	373,780,873	479,080,416

SUPPLIES AND SERVICES	(1,126,641,921)	(1,441,920,862)	(365,964,562)	(370,813,615)	(1,074,015,467)	(1,139,232,970)	(439,598,063)	(369,319,650)	(202,514,796)	(224,934,369)	2,883,640	3,269,736	(3,205,851,169)	(3,542,951,730)
Energy Purchases	(581,492,020)	(624,048,664)	(160,131,967)	(167,266,666)	(482,828,022)	(534,060,340)	(229,843,920)	(170,730,018)	(105,153,086)	(128,133,297)	-	-	(1,559,449,015)	(1,624,238,985)
Fuel Consumption	(345,815,766)	(606,488,766)	(180,160,003)	(179,081,276)	6,826,322	(1,475,184)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	-	-	(580,237,613)	(847,411,384)
Transport Costs	(107,329,158)	(122,589,953)	(6,886,114)	(5,941,477)	(43,541,765)	(42,309,186)	(105,632,478)	(109,761,926)	(13,647,578)	(14,257,476)	-	-	(277,037,093)	(294,860,018)
Other Variable Supplies and Services	(92,004,977)	(88,793,479)	(18,786,478)	(18,524,196)	(554,472,002)	(561,388,260)	(83,549,642)	(78,087,368)	(43,197,989)	(32,917,776)	2,883,640	3,269,736	(789,127,448)	(776,441,343)

CONTRIBUTION MARGIN	1,151,615,742	1,113,977,161	269,304,986	260,926,482	892,606,809	823,210,559	672,468,684	605,240,628	259,004,081	213,420,189	(963,033)	(135,313)	3,244,037,269	3,016,639,706

Work on Property, Plant and Equipment	2,666,652	2,786,572	8,057,055	9,659,647	17,007,228	13,988,133	3,003,205	3,403,751	2,996,379	2,761,457	-	-	33,730,519	32,599,560
Employee Expenses	(110,843,668)	(98,809,277)	(79,385,952)	(68,432,786)	(108,515,145)	(102,600,391)	(48,875,837)	(32,556,642)	(22,781,843)	(20,229,337)	-	-	(370,402,445)	(322,628,433)
Other Operating Fixed Costs	(111,318,149)	(124,430,959)	(77,076,137)	(77,646,187)	(158,794,504)	(160,441,991)	(76,339,935)	(67,934,089)	(39,851,180)	(33,173,638)	948,300	17,779,604	(462,431,605)	(445,847,260)

GROSS OPERATING RESULT	932,120,577	893,523,497	120,899,952	124,507,156	642,304,388	574,156,310	550,256,117	508,153,648	199,367,437	162,778,671	(14,733)	17,644,291	2,444,933,738	2,280,763,573

Amortization	(192,196,454)	(121,891,044)	(39,971,608)	(38,618,779)	(132,590,568)	(115,046,053)	(96,444,844)	(85,343,868)	(59,093,839)	(56,213,201)	-	-	(520,297,313)	(417,112,945)

OPERATING RESULTS	739,924,123	771,632,453	80,928,344	85,888,377	509,713,820	459,110,257	453,811,273	422,809,780	140,273,598	106,565,470	(14,733)	17,644,291	1,924,636,425	1,863,650,628

FINANCIAL RESULTS	(114,219,912)	(100,582,441)	(40,008,868)	(33,991,662)	(69,697,374)	(116,872,511)	(72,011,415)	(81,020,937)	(34,167,002)	(27,550,531)	20,848,425	(59,347,870)	(309,256,146)	(419,365,952)
Finance Income	26,321,994	65,133,484	9,381,341	13,252,883	103,326,143	121,819,505	20,075,886	11,831,792	3,631,106	2,318,379	(3,066,065)	(32,602,708)	159,670,405	181,753,335
Finance Expense	(135,713,458)	(182,620,847)	(32,076,508)	(28,731,330)	(187,048,645)	(204,079,510)	(92,155,200)	(92,660,863)	(38,544,881)	(30,040,734)	3,066,065	23,025,027	(482,472,627)	(515,108,257)
Results from Indexed Units of Accounts	21,781,329	(62,378,252)	-	-	-	-	-	-	-	-	-	-	21,781,329	(62,378,252)
Exchange Differences	(26,609,777)	79,283,174	(17,313,701)	(18,513,215)	14,025,128	(34,612,506)	67,899	(191,866)	746,773	171,824	20,848,425	(49,770,189)	(8,235,253)	(23,632,778)
Positive	34,338,086	271,371,140	3,564,040	6,412,116	47,716,990	59,112,491	1,887,294	1,922,331	2,333,966	2,087,857	(7,825,251)	(266,381,692)	82,015,125	74,524,243
Negative	(60,947,863)	(192,087,966)	(20,877,741)	(24,925,331)	(33,691,862)	(93,724,997)	(1,819,395)	(2,114,197)	(1,587,193)	(1,916,033)	28,673,676	216,611,503	(90,250,378)	(98,157,021)

Results of Companies Not Equity-Accounted	(8,074,230)	6,515,223	374,621	3,309,096	-	44,465	-	-	9,935,172	-	16	(6,607,604)	2,235,579	3,261,180
Negative Consolidation Difference	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Results from Other Investments	172,804	(980,654)	2,683,755	-	-	-	(34,772)	252,022	-	764,314	(2,683,844)	-	137,943	35,682
Results from the Sale of Assets	40,169,904	745,342	-	-	486,834	291,052	12,851,414	74,570	(196,773)	1,469,753	-	(77,438)	53,311,379	2,503,279

RESULTS BEFORE TAX	657,972,689	677,329,923	43,977,852	55,205,811	440,503,280	342,573,263	394,616,500	342,115,435	115,844,995	81,249,006	18,149,864	(48,388,621)	1,671,065,180	1,450,084,818

corporate Tax	(68,971,765)	(189,164,031)	(15,197,010)	(19,940,788)	(107,407,226)	(67,172,932)	(127,250,804)	(108,259,160)	(40,910,805)	(31,365,873)	-	-	(359,737,610)	(415,902,784)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033
Profit (Loss) from Discontinued Operations, Net of Tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033

RESULT FOR THE PERIOD	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033
Controlling Company	-	-	-	-	-	-	-	-	-	-	-	(581,163,091)	660,231,043	507,589,633
Minority Shareholders	-	-	-	-	-	-	-	-	-	-	-	532,774,470	651,096,527	526,592,399

35.4        Generation and distribution by countries

a)       Generation

Line of Business							Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	507,744,040	824,606,125	140,991,440	119,592,220	306,278,528	239,813,003	256,813,794	236,178,551	54,343,007	74,222,033	(14,751,264)	(14,146,481)	1,251,419,545	1,480,265,451
Current Operating Assets	507,744,040	824,606,125	140,991,440	119,592,220	306,278,528	239,813,003	256,813,794	236,178,551	54,343,007	74,222,033	(14,751,264)	(14,146,481)	1,251,419,545	1,480,265,451
Cash and Cash Equivalents	239,557,586	531,859,703	24,950,525	34,344,970	172,292,830	113,019,565	160,939,980	133,927,140	21,294,688	11,084,162	-	-	619,035,609	824,235,540
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	-	-	-	-	-	-	-	-	-	-	-	1,493,492	-
Other Financial Assets	42,597	-	-	-	-	-	-	-	-	-	-	-	42,597	-
Trade and Other Receivables, Net	165,592,963	162,550,837	88,133,531	62,181,317	80,628,076	80,337,925	55,169,859	69,249,693	11,073,405	40,513,086	(7,437,609)	(871,165)	393,160,225	413,961,693
Receivables from Related Entities	35,218,885	45,806,591	18,151,446	17,835,453	32,909,657	25,478,020	32,526,869	26,442,021	8,979,580	5,739,401	(7,313,655)	(13,275,316)	120,472,782	108,026,170
Inventories	18,778,149	26,585,987	3,803,384	2,207,392	22,134	20,331	6,622,526	6,559,697	10,975,529	13,788,670	-	-	40,201,722	49,162,077
Prepayments	2,138,737	1,876,417	1,404,934	1,233,456	714,402	827,859	1,554,560	-	2,016,998	1,568,626	-	-	7,829,631	5,506,358
Current Tax Receivables	44,053,507	52,051,837	255,552	713,030	19,711,429	18,305,735	-	-	2,807	1,528,088	-	-	64,023,295	72,598,690
Other Assets	868,124	3,874,753	4,292,068	1,076,602	-	1,823,568	-	-	-	-	-	-	5,160,192	6,774,923

Non-Current Assets and Disposal Groups Held for Sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	3,993,095,099	3,878,477,491	249,643,009	337,193,034	676,395,960	671,483,459	1,228,326,578	1,423,563,041	785,935,394	901,056,800	(1,080,086,895)	(1,221,057,529)	5,853,309,145	5,990,716,296
Available-for-Sale Financial Assets	2,487,796	2,431,165	-	-	-	-	-	-	-	-	-	-	2,487,796	2,431,165
Other Financial Assets	1,063,377	1,655,343	-	-	-	-	-	-	-	-	-	-	1,063,377	1,655,343
Trade and Other Receivables, Net	2,378,486	57,079,072	62,959,282	92,637,976	19,307,193	15,428,479	3,028,768	3,085,562	-	-	-	-	87,673,729	168,231,089
Receivables from Related Entities	-	7,575,486	-	-	47,710,556	71,889,189	-	-	-	-	(36,752,514)	(51,120,759)	10,958,042	28,343,916
Equity Method Accounted Investments in Associates	1,598,184,456	1,523,350,874	3,297,780	38,522	11,308,690	(2,520,346)	1,366	-	47,596,359	53,044,383	(1,076,313,557)	(1,099,769,672)	584,075,094	474,143,761
Other Equity Method Accounted Investments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Intangible Assets, Net	8,021,312	34,614,920	3,026,987	369,325	4,055,751	1,077,908	17,245,016	19,239,677	11,556,650	199,529	88,966,819	-	132,872,535	55,501,359
Property, Plant and Equipment, Net	2,359,882,964	2,228,924,622	154,533,019	216,781,351	528,479,286	517,711,306	1,148,817,647	1,331,396,777	724,212,506	841,810,598	(55,987,643)	(70,167,098)	4,859,937,779	5,066,457,556
Investment Property	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred Tax Assets	20,016,869	21,980,616	15,020,305	13,794,109	45,805,582	50,382,215	58,141,132	68,671,434	2,152,412	5,544,615	-	-	141,136,300	160,372,989
Hedging Assets	509,760	-	-	-	-	-	-	-	80,862	-	-	-	590,622	-
Other Assets	550,079	865,393	10,805,636	13,571,751	19,728,902	17,514,708	1,092,649	1,169,591	336,605	457,675	-	-	32,513,871	33,579,118

TOTAL ASSETS	4,500,839,139	4,703,083,616	390,634,449	456,785,254	982,674,488	911,296,462	1,485,140,372	1,659,741,592	840,278,401	975,278,833	(1,094,838,159)	(1,235,204,010)	7,104,728,690	7,470,981,747

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
EQUITY AND LIABILITIES	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	625,965,349	817,935,457	143,720,453	156,677,913	180,531,897	116,891,475	130,634,275	282,665,428	71,313,577	121,017,734	(18,229,801)	(21,843,481)	1,133,935,750	1,473,344,526
Current Operating Liabilities	625,965,349	817,935,457	143,720,453	156,677,913	180,531,897	116,891,475	130,634,275	282,665,428	71,313,577	121,017,734	(18,229,801)	(21,843,481)	1,133,935,750	1,473,344,526
Interest-Bearing Borrowings	188,704,590	434,922,470	61,178,560	80,018,983	63,877,935	7,897,753	57,137,900	148,527,035	38,334,893	76,474,333	-	-	409,233,878	747,840,574
Other Financial Liabilities	420,822	-	275,969	-	-	-	-	-	-	-	-	-	696,791	-
Trade and Other Payables	279,642,827	244,668,613	30,014,055	39,995,905	55,325,502	47,464,702	28,526,181	23,502,230	20,319,427	38,086,271	-	-	413,827,992	393,717,721
Payables to Related Entities	70,031,934	75,452,218	29,317,861	23,734,343	49,239,836	51,393,375	2,477,464	65,570,261	262,056	256,607	(18,229,801)	(21,843,481)	133,099,350	194,563,323
Provisions	25,922,905	26,494,199	1,163,928	1,108,306	1,883,131	817,008	26,684	-	2,790,365	2,536,882	-	-	31,787,013	30,956,395
Current Tax Payables	57,461,125	31,637,347	21,511,319	11,531,357	7,912,298	9,318,637	37,298,367	39,446,971	8,066,064	2,414,861	-	-	132,249,173	94,349,173
Other Liabilities	2,638,986	4,691,756	225,799	269,113	4	-	2,086,648	2,025,949	1,540,772	1,248,780	-	-	6,492,209	8,235,598
Deferred Income	89,440	58,936	-	-	-	-	-	-	-	-	-	-	89,440	58,936
Post-Employment Benefit Obligation	367,702	-	-	-	-	-	3,081,031	3,592,982	-	-	-	-	3,448,733	3,592,982
Hedging Liabilities	685,018	9,918	32,962	19,906	2,293,191	-	-	-	-	-	-	-	3,011,171	29,824

Liabilities Included in Disposal Groups Classified as Held for Sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	1,310,207,063	1,676,340,495	160,157,823	208,271,706	270,850,843	357,849,898	424,071,893	342,424,533	358,335,279	415,637,559	(36,367,467)	(43,536,008)	2,487,255,434	2,956,988,183
Interest-Bearing Borrowings	1,089,852,354	1,445,905,323	97,956,798	129,801,713	159,327,589	223,499,654	406,377,244	322,668,484	197,794,571	236,168,778	-	-	1,951,308,556	2,358,043,952
Trade and Other Payables	7,361,867	13,212,182	-	-	16,720,727	16,973,447	-	-	-	-	-	-	24,082,594	30,185,629
Payables to Related Entities	76,986	78,859	37,218,338	43,536,008	46,920,142	69,803,927	-	-	-	-	(37,218,338)	(43,536,008)	46,997,128	69,882,786
Provisions	9,246,395	1,093,483	-	-	38,132,390	38,944,091	430,975	571,426	10,482,637	1,516,129	-	-	58,292,397	42,125,129
Deferred Tax Liabilities	184,228,532	203,427,245	13,113,742	18,547,930	6,850,742	5,174,390	-	-	147,818,131	173,985,784	-	-	352,011,147	401,135,349
Other Liabilities	9,964,125	1,258,605	11,179,155	15,374,333	-	-	-	-	-	-	850,871	-	21,994,151	16,632,938
Deferred Income	163,596	233,531	-	-	-	-	-	-	-	-	-	-	163,596	233,531
Post-Employment Benefit Obligation	9,313,208	8,814,659	-	-	-	-	17,263,674	19,184,623	-	-	-	-	26,576,882	27,999,282
Hedging Liabilities	-	2,316,608	689,790	1,011,722	2,899,253	3,454,389	-	-	2,239,940	3,966,868	-	-	5,828,983	10,749,587

EQUITY	2,564,666,727	2,208,807,664	86,756,173	91,835,635	531,291,748	436,555,089	930,434,204	1,034,651,631	410,629,545	438,623,540	(1,040,240,891)	(1,169,824,521)	3,483,537,506	3,040,649,038
Equity Attributable to Equity Holders of Parent	2,564,666,727	2,208,807,664	86,756,173	91,835,635	531,291,748	436,555,089	930,434,204	1,034,651,631	410,629,545	438,623,540	(1,040,240,891)	(1,169,824,521)	3,483,537,506	3,040,649,038
Issued Capital	2,114,323,325	2,135,893,727	92,185,037	99,454,122	203,659,553	197,716,155	259,460,190	298,494,955	164,297,758	457,473,813	(1,081,547,390)	(1,440,749,223)	1,752,378,473	1,748,283,549
Other Reserves	(683,420,776)	(850,292,883)	(9,127,755)	(13,762,494)	203,174,861	128,650,811	532,944,218	620,159,057	224,415,743	(49,621,694)	39,205,088	541,587,470	307,191,379	376,720,267
Retained Earnings	1,133,764,178	923,206,820	3,698,891	6,144,007	124,457,334	110,188,123	138,029,796	115,997,619	21,916,044	30,771,421	2,101,411	(270,662,768)	1,423,967,654	915,645,222

Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Equity and Liabilities, Total	4,500,839,139	4,703,083,616	390,634,449	456,785,254	982,674,488	911,296,462	1,485,140,372	1,659,741,592	840,278,401	975,278,833	(1,094,838,159)	(1,235,204,010)	7,104,728,690	7,470,981,747

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME For the years ended December 31, 2009 and 2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

REVENUE	1,373,230,894	1,609,158,073	303,112,035	291,376,414	318,321,960	322,895,567	500,964,413	401,470,271	213,624,981	208,496,821	(896,628)	-	2,708,357,655	2,833,397,146
Sales	1,367,051,056	1,607,534,965	299,912,430	291,207,849	314,667,204	322,415,815	500,829,922	401,257,389	212,448,615	205,662,615	(896,628)	-	2,694,012,599	2,828,078,633
Energy Sales	1,349,609,938	1,551,715,509	293,388,675	284,077,914	224,502,356	256,787,667	500,175,971	400,576,991	202,852,442	204,588,804	-	-	2,570,529,382	2,697,746,885
Other Sales	6,009,988	14,564,928	-	-	-	-	-	-	-	-	-	-	6,009,988	14,564,928
Other Services Rendered	11,431,130	41,254,528	6,523,755	7,129,935	90,164,848	65,628,148	653,951	680,398	9,596,173	1,073,811	(896,628)	-	117,473,229	115,766,820

Other Operating Income	6,179,838	1,623,108	3,199,605	168,565	3,654,756	479,752	134,491	212,882	1,176,366	2,834,206	-	-	14,345,056	5,318,513

SUPPLIES AND SERVICES	(511,521,900)	(871,056,362)	(208,539,466)	(206,239,901)	(82,267,885)	(105,146,536)	(184,067,482)	(128,688,480)	(72,013,860)	(98,453,175)	-	-	(1,058,410,593)	(1,409,584,454)
Energy Purchases	(52,310,897)	(134,937,913)	(9,375,553)	(12,067,418)	(32,746,221)	(67,914,740)	(91,955,452)	(47,123,986)	(10,670,605)	(30,303,095)	-	-	(197,058,728)	(292,347,152)
Fuel Consumption	(345,812,585)	(606,484,644)	(180,160,003)	(179,081,276)	6,826,322	(1,475,184)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	-	-	(580,234,432)	(847,407,262)
Transport Costs	(107,314,035)	(122,578,858)	(5,363,800)	(4,689,649)	(4,851,240)	(4,644,568)	(46,663,960)	(45,787,546)	(13,693,435)	(14,257,476)	-	-	(177,886,470)	(191,958,097)
Other Variable Supplies and Services	(6,084,383)	(7,054,947)	(13,640,110)	(10,401,558)	(51,496,746)	(31,112,044)	(24,876,047)	(25,036,610)	(7,133,677)	(4,266,784)	-	-	(103,230,963)	(77,871,943)

CONTRIBUTION MARGIN	861,708,994	738,101,711	94,572,569	85,136,513	236,054,075	217,749,031	316,896,931	272,781,791	141,611,121	110,043,646	(896,628)	-	1,649,947,062	1,423,812,692

Work on Property, Plant and Equipment	-	-	-	-	-	-	517,847	330,981	214,054	169,334	-	-	731,901	500,315
Employee Expenses	(29,654,313)	(25,162,701)	(11,009,053)	(9,040,946)	(11,417,189)	(9,425,455)	(10,959,497)	(7,918,996)	(6,537,925)	(5,650,625)	-	-	(69,577,977)	(57,198,723)
Other Operating Fixed Costs	(51,829,666)	(49,242,289)	(12,461,750)	(11,769,971)	(14,560,167)	(13,389,523)	(19,127,781)	(17,815,369)	(21,025,750)	(16,383,207)	896,628	764,241	(118,108,486)	(107,836,118)

GROSS OPERATING RESULT	780,225,015	663,696,721	71,101,766	64,325,596	210,076,719	194,934,053	287,327,500	247,378,407	114,261,500	88,179,148	-	764,241	1,462,992,500	1,259,278,166

Amortization	(140,184,964)	(95,960,199)	(23,365,251)	(21,474,934)	(32,305,072)	(31,315,802)	(36,516,121)	(30,560,196)	(38,212,838)	(36,233,239)	-	-	(270,584,246)	(215,544,370)

OPERATING RESULTS	640,040,051	567,736,522	47,736,515	42,850,662	177,771,647	163,618,251	250,811,379	216,818,211	76,048,662	51,945,909	-	764,241	1,192,408,254	1,043,733,796

FINANCIAL RESULTS	(89,797,956)	(103,738,107)	(33,772,058)	(32,325,027)	(25,088,330)	(39,128,021)	(42,513,775)	(43,391,504)	(23,600,707)	(15,329,863)	28,459,148	(9,794,433)	(186,313,678)	(243,706,955)
Finance Income	9,495,037	16,185,633	2,507,846	3,255,124	18,523,222	32,285,675	11,968,380	5,364,390	1,341,180	248,487	(2,994,499)	(3,252,505)	40,841,166	54,086,804
Finance Expense	(90,931,585)	(120,459,878)	(19,226,132)	(16,877,948)	(52,183,133)	(53,210,680)	(54,646,985)	(48,548,045)	(25,576,058)	(15,578,350)	2,994,499	3,252,505	(239,569,394)	(251,422,396)
Results from Indexed Units of Accounts	9,009,669	(16,686,361)	-	-	-	-	-	-	-	-	-	-	9,009,669	(16,686,361)
Exchange Differences	(17,371,077)	17,222,499	(17,053,772)	(18,702,203)	8,571,581	(18,203,016)	164,830	(207,849)	634,171	-	28,459,148	(9,794,433)	3,404,881	(29,685,002)
Positive	28,981,945	47,547,505	2,092,050	1,443,093	39,823,108	12,692,663	263,663	128,111	635,100	-	-	(13,756,340)	71,795,866	48,055,032
Negative	(46,353,022)	(30,325,006)	(19,145,822)	(20,145,296)	(31,251,527)	(30,895,679)	(98,833)	(335,960)	(929)	-	28,459,148	3,961,907	(68,390,985)	(77,740,034)

Results of Companies Not Equity-Accounted	(8,074,214)	2,567,160	372,988	-	-	-	-	-	9,935,172	-	-	-	2,233,946	2,567,160
Results from Other Investments	(20,722)	-	-	-	-	-	(34,772)	252,022	-	764,314	-	-	(55,494)	1,016,336
Results from the Sale of Assets	34,186	(336,047)	-	-	25,505	(2,413)	83,708	167,699	(78,969)	(103,521)	-	-	64,430	(274,282)

RESULTS BEFORE TAX	542,181,345	466,229,528	14,337,445	10,525,635	152,708,822	124,487,817	208,346,540	173,846,428	62,304,158	37,276,839	28,459,148	(9,030,192)	1,008,337,458	803,336,055

Corporate Tax	(76,281,986)	(131,655,968)	(5,927,003)	(4,381,628)	(28,251,488)	(14,003,436)	(69,788,953)	(57,450,682)	(21,497,520)	(14,500,266)	-	-	(201,746,950)	(221,991,980)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075
Profit (Loss) from Discontinued Operations, Net of Tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075

RESULT FOR THE PERIOD	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075

b)       Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
ASSETS	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	201,194,118	219,766,678	93,131,605	118,705,660	533,785,021	543,120,169	333,863,028	365,926,908	54,915,535	63,211,138	(490,075)	-	1,216,399,232	1,310,730,553
Current Operating Assets	201,194,118	219,766,678	93,131,605	118,705,660	533,785,021	543,120,169	333,863,028	365,926,908	54,915,535	63,211,138	(490,075)	-	1,216,399,232	1,310,730,553
Cash and Cash Equivalents	17,933,851	19,556,717	28,163,140	26,108,274	145,450,780	158,137,016	232,157,724	101,980,816	7,898,726	6,970,126	-	-	431,604,221	312,752,949
Trade and Other Receivables, Net	169,492,117	188,842,588	55,933,943	77,078,464	358,989,786	337,650,124	93,045,071	187,933,865	41,842,319	47,682,829	20,488	-	719,323,724	839,187,870
Receivables from Related Entities	1,726,640	5,535,522	208,445	129,108	465,212	120,580	1,874,539	65,051,032	307,839	386,375	(510,563)	-	4,072,112	71,222,617
Inventories	1,370,198	1,803,361	3,492,452	2,757,397	1,489,962	1,217,675	5,826,183	10,961,195	3,938,751	6,375,851	-	-	16,117,546	23,115,479
Prepayments	359,501	426,231	480,010	361,976	233,571	290,858	380,610	-	590,769	1,492,820	-	-	2,044,461	2,571,885
Current Tax Receivables	7,162,684	884,955	567,685	8,972,968	15,096,796	34,161,404	-	-	-	4,978	-	-	22,827,165	44,024,305
Other Assets	3,149,127	2,717,304	4,285,930	3,297,473	12,058,914	11,542,512	578,901	-	337,131	298,159	-	-	20,410,003	17,855,448

Non-Current Assets and Disposal Groups Held for Sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT ASSETS	1,194,415,123	1,190,953,135	320,067,184	402,342,199	1,879,491,174	1,851,725,777	882,909,627	1,004,916,959	363,706,049	500,030,065	-	-	4,640,589,157	4,949,968,135
Available-for-Sale Financial Assets	24,920	8,532,637	-	-	-	-	-	-	-	-	-	-	24,920	8,532,637
Other Financial Assets	-	-	-	-	-	5,489	874	-	-	-	-	-	874	5,489
Trade and Other Receivables, Net	9,640,749	990,665	7,846,841	13,872,693	82,241,816	61,881,952	5,864,754	65,767,456	315,381	500,647	-	-	105,909,541	143,013,413
Receivables from Related Entities	-	-	-	-	210,855	203,403	-	-	-	-	-	-	210,855	203,403
Equity Method Accounted Investments in Associates	578,500,084	575,788,162	33,228	43,868	105,045,877	285,505,822	-	3,971	-	97,461,529	-	-	683,579,189	958,803,352
Intangible Assets, Net	18,344,876	19,414,206	2,903,815	3,699,815	1,478,505,643	1,296,509,624	24,523,960	17,927,398	2,924,376	3,574,863	-	-	1,527,202,670	1,341,125,906
Property, Plant and Equipment, Net	544,647,596	510,705,597	294,838,019	366,019,206	14,398,121	14,535,950	783,737,988	843,879,583	358,818,875	396,004,790	-	-	1,996,440,599	2,131,145,126
Deferred Tax Assets	42,765,099	75,151,932	13,658,742	17,417,128	140,076,605	156,341,570	68,750,651	77,338,551	-	-	-	-	265,251,097	326,249,181
Hedging Assets	-	-	-	-	-	-	-	-	1,647,417	2,488,236	-	-	1,647,417	2,488,236
Other Assets	491,799	369,936	786,539	1,289,489	59,012,257	36,741,967	31,400	-	-	-	-	-	60,321,995	38,401,392

TOTAL ASSETS	1,395,609,241	1,410,719,813	413,198,789	521,047,859	2,413,276,195	2,394,845,946	1,216,772,655	1,370,843,867	418,621,584	563,241,203	(490,075)	-	5,856,988,389	6,260,698,688

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
EQUITY AND LIABILITIES	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	147,471,992	194,443,250	170,584,075	203,620,529	456,935,441	506,015,248	235,651,234	220,066,134	61,137,029	81,216,133	(490,075)	-	1,071,289,696	1,205,361,294
Interest-Bearing Borrowings	115,477	12,434,340	10,583,980	15,664,633	134,585,061	192,713,318	84,153,139	78,206,574	17,638,868	32,963,650	-	-	247,076,525	331,982,515
Trade and Other Payables	64,754,414	58,836,239	115,839,550	114,298,478	199,559,790	191,510,772	90,054,931	91,254,365	17,175,620	19,038,592	-	-	487,384,305	474,938,446
Payables to Related Entities	59,694,812	82,207,373	2,451,028	224,045	104,779,978	97,986,846	34,562,690	28,056,451	11,448,425	11,220,651	(490,075)	-	212,446,858	219,695,366
Provisions	7,260,776	12,873,962	21,138,602	31,001,479	6,106,634	210,382	3,463,182	-	8,672,619	10,013,897	-	-	46,641,813	54,099,720
Current Tax Payables	11,275,178	19,005,815	6,040,230	26,756,151	7,005,679	18,608,672	20,455,585	22,548,744	4,329,031	7,327,079	-	-	49,105,703	94,246,461
Other Liabilities	835,517	1,224,548	14,410,983	15,558,658	2,034,868	4,014,597	2,961,707	-	97,178	344,174	-	-	20,340,253	21,141,977
Deferred Income	2,296,396	6,566,781	-	-	-	-	-	-	1,745,118	308,090	-	-	4,041,514	6,874,871
Post-Employment Benefit Obligation	1,239,422	1,294,192	119,702	117,085	-	-	-	-	-	-	-	-	1,359,124	1,411,277
Hedging Liabilities	-	-	-	-	2,863,431	970,661	-	-	30,170	-	-	-	2,893,601	970,661
Accrued Liabilities, Total	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Liabilities Included in Disposal Groups Classified as Held for Sale	-	-	-	-	-	-	-	-	-	-	-	-	-	-

NON-CURRENT LIABILITIES	219,826,811	360,995,723	54,242,098	66,097,942	923,842,504	782,600,648	393,163,308	496,986,662	213,746,029	222,174,557	-	-	1,804,820,750	1,928,855,532
Interest-Bearing Borrowings	-	-	32,705,156	38,805,017	567,578,870	466,421,255	276,335,677	387,772,989	149,770,579	144,262,741	-	-	1,026,390,282	1,037,262,002
Trade and Other Payables	450	543	478,409	261,179	33,236,714	18,439,116	721,362	-	-	-	-	-	34,436,935	18,700,838
Payables to Related Entities	170,085,874	320,464,689	-	-	11,767,969	29,361,330	-	-	-	-	-	-	181,853,843	349,826,019
Provisions	6,815,239	125,649	7,703,251	8,138,192	174,996,080	146,357,804	2,295,015	1,335,825	184,352	191,543	-	-	191,993,937	156,149,013
Deferred Tax Liabilities	24,179,982	21,385,458	11,424,565	16,574,057	62,496,895	59,705,639	51,497,425	45,473,642	63,570,261	77,281,447	-	-	213,169,128	220,420,243
Other Liabilities	285,207	523,390	14,813	84,232	-	-	-	-	-	-	-	-	300,020	607,622
Deferred Income	3,167,909	3,747,373	-	-	-	-	-	-	220,837	438,826	-	-	3,388,746	4,186,199
Post-Employment Benefit Obligation	15,292,150	14,748,621	1,915,904	1,756,268	68,787,007	59,628,578	62,313,829	62,404,206	-	-	-	-	148,308,890	138,537,673
Hedging Liabilities	-	-	-	478,997	4,978,969	2,686,926	-	-	-	-	-	-	4,978,969	3,165,923

EQUITY	1,028,310,438	855,280,840	188,372,616	251,329,388	1,032,498,250	1,106,230,050	587,958,113	653,791,071	143,738,526	259,850,513	-	-	2,980,877,943	3,126,481,862
Equity Attributable to Equity Holders of Parent	1,028,310,438	855,280,840	188,372,616	251,329,388	1,032,498,250	1,106,230,050	587,958,113	653,791,071	143,738,526	259,850,513	-	-	2,980,877,943	3,126,481,862
Issued Capital	368,494,984	368,494,984	135,477,598	158,251,380	581,523,764	685,198,131	3,934,010	4,525,464	32,841,625	157,896,367	-	-	1,122,271,981	1,374,366,326
Other Reserves	(293,712,384)	(341,989,337)	18,005,827	52,941,827	279,105,126	183,628,371	457,782,320	535,093,147	86,544,545	45,676,705	-	-	547,725,434	475,350,713
Retained Earnings	953,527,838	828,775,193	34,889,191	40,136,181	171,869,360	237,403,548	126,241,783	114,172,460	24,352,356	56,277,441	-	-	1,310,880,528	1,276,764,823

Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Equity and Liabilities, Total	1,395,609,241	1,410,719,813	413,198,789	521,047,859	2,413,276,195	2,394,845,946	1,216,772,655	1,370,843,867	418,621,584	563,241,203	(490,075)	-	5,856,988,389	6,260,698,688

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME For the years ended December 31, 2009 and 2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

REVENUE	1,084,346,433	1,078,280,225	324,517,652	333,266,419	1,767,753,911	1,724,688,412	740,359,778	661,153,967	301,472,173	253,652,018	-	-	4,218,449,947	4,051,041,041
Sales	1,061,070,988	1,023,838,502	315,723,562	325,288,368	1,524,208,987	1,404,843,318	684,122,654	608,301,437	285,214,506	242,418,181	-	-	3,870,340,697	3,604,689,806
Energy Sales	1,002,381,935	952,015,415	297,441,695	304,372,978	1,461,324,201	1,353,743,812	584,857,696	495,084,296	277,441,870	235,114,594	-	-	3,623,447,397	3,340,331,095
Other Sales	10,418,293	14,144,725	(2,569,897)	(897,014)	-	-	1,999,965	1,561,021	13,193	12,629	-	-	9,861,554	14,821,361
Other Services Rendered	48,270,760	57,678,362	20,851,764	21,812,404	62,884,786	51,099,506	97,264,993	111,656,120	7,759,443	7,290,958	-	-	237,031,746	249,537,350

Other Operating Income	23,275,445	54,441,723	8,794,090	7,978,051	243,544,924	319,845,094	56,237,124	52,852,530	16,257,667	11,233,837	-	-	348,109,250	446,351,235

SUPPLIES AND SERVICES	(840,654,271)	(762,600,524)	(153,916,681)	(159,168,886)	(1,109,711,167)	(1,130,171,924)	(393,206,055)	(334,348,884)	(185,706,532)	(149,816,090)	-	-	(2,683,194,706)	(2,536,106,308)
Energy Purchases	(815,863,794)	(733,339,877)	(150,780,462)	(155,199,248)	(584,077,376)	(581,737,614)	(275,176,733)	(216,843,446)	(171,745,296)	(139,863,463)	-	-	(1,997,643,661)	(1,826,983,648)
Fuel Consumption	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Transport Costs	-	-	(1,522,314)	(1,251,828)	(38,690,525)	(37,664,618)	(79,476,600)	(82,316,166)	-	-	-	-	(119,689,439)	(121,232,612)
Other Variable Supplies and Services	(24,790,477)	(29,260,647)	(1,613,905)	(2,717,810)	(486,943,266)	(510,769,692)	(38,552,722)	(35,189,272)	(13,961,236)	(9,952,627)	-	-	(565,861,606)	(587,890,048)

CONTRIBUTION MARGIN	243,692,162	315,679,701	170,600,971	174,097,533	658,042,744	594,516,488	347,153,723	326,805,083	115,765,641	103,835,928	-	-	1,535,255,241	1,514,934,733

Work on Property, Plant and Equipment	2,666,652	2,786,572	8,057,055	9,659,647	17,007,228	13,988,133	2,485,358	3,072,770	2,782,325	2,592,123	-	-	32,998,618	32,099,245
Employee Expenses	(24,641,080)	(22,379,909)	(66,048,079)	(57,132,352)	(84,491,569)	(79,763,096)	(29,972,265)	(18,866,451)	(11,469,891)	(9,776,179)	-	-	(216,622,884)	(187,917,987)
Other Operating Fixed Costs	(69,569,401)	(63,333,299)	(64,218,481)	(63,964,619)	(153,761,807)	(138,155,164)	(60,815,070)	(54,306,942)	(24,143,832)	(23,905,746)	-	-	(372,508,591)	(343,665,770)

GROSS OPERATING RESULT	152,148,333	232,753,065	48,391,466	62,660,209	436,796,596	390,586,361	258,851,746	256,704,460	82,934,243	72,746,126	-	-	979,122,384	1,015,450,221

Amortization	(23,116,301)	(19,130,093)	(16,515,805)	(17,033,199)	(98,596,573)	(82,177,997)	(58,967,240)	(53,724,685)	(20,509,380)	(19,802,090)	-	-	(217,705,299)	(191,868,064)

OPERATING RESULTS	129,032,032	213,622,972	31,875,661	45,627,010	338,200,023	308,408,364	199,884,506	202,979,775	62,424,863	52,944,036	-	-	761,417,085	823,582,157

FINANCIAL RESULTS	2,906,811	(24,720,995)	(5,626,845)	(2,207,707)	(57,393,403)	(82,562,607)	(29,268,297)	(37,367,598)	(10,414,860)	(12,219,957)	-	-	(99,796,594)	(159,078,864)
Finance Income	14,891,938	15,332,306	6,866,221	9,850,439	83,232,583	91,971,784	9,885,040	7,413,288	2,245,332	2,069,892	-	(1,528,000)	117,121,114	125,109,709
Finance Expense	(17,384,760)	(23,194,285)	(12,048,619)	(11,419,883)	(145,101,661)	(157,038,747)	(39,051,936)	(44,767,844)	(12,867,928)	(14,461,673)	-	1,528,000	(226,454,904)	(249,354,432)
Results from Indexed Units of Accounts	458,162	(3,048,824)	-	-	-	-	-	-	-	-	-	-	458,162	(3,048,824)
Exchange Differences	4,941,471	(13,810,192)	(444,447)	(638,263)	4,475,675	(17,495,644)	(101,401)	(13,042)	207,736	171,824	-	-	9,079,034	(31,785,317)
Positive	8,283,203	54,746	1,287,472	4,141,772	6,419,927	45,866,420	1,561,581	1,707,677	1,032,549	2,087,857	-	-	18,584,732	53,858,472
Negative	(3,341,732)	(13,864,938)	(1,731,919)	(4,780,035)	(1,944,252)	(63,362,064)	(1,662,982)	(1,720,719)	(824,813)	(1,916,033)	-	-	(9,505,698)	(85,643,789)

Results of Companies Not Equity-Accounted	82,756,621	74,874,562	1,633	1,136	-	-	-	-	-	-	-	-	82,758,254	74,875,698
Results from Other Investments	82,850	-	-	-	-	-	-	-	-	-	-	-	82,850	-
Results from the Sale of Assets	12,050,737	(303,324)	-	-	250,284	285,472	12,755,736	(102,143)	(117,804)	2,999,805	-	-	24,938,953	2,879,810

RESULTS BEFORE TAX	226,829,051	263,473,215	26,250,449	43,420,439	281,056,904	226,131,229	183,371,945	165,510,034	51,892,199	43,723,884	-	-	769,400,548	742,258,801

Corporate Tax	(21,064,399)	(37,443,250)	(9,357,145)	(15,723,362)	(72,619,778)	(50,427,526)	(56,364,261)	(49,651,639)	(18,796,395)	(16,154,121)	-	-	(178,201,978)	(169,399,898)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	-	-	591,198,570	572,858,903
Profit (Loss) from Discontinued Operations, Net of Tax	-	-	-	-	-	-	-	-	-	-	-	-	-	-
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	-	-	591,198,570	572,858,903

RESULT FOR THE PERIOD	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	-	-	591,198,570	572,858,903

36.    GUARANTEE COMMITMENTS TO THIRD PARTY, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS

36.1            Direct guarantees

Creditor of Guarantee	Debtor		Type of Guarantee	Assets Committed			Balance Pending			Guarantees Released
				Type	Currency	Accounting Value	at December 31,
	Name	Relation					Currency	2009	2008	2010	Assets	2011	Assets	2012	Assets
Creditor Banks	Pangue S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	86,239,360	ThCh$	370,984	1,586,880	-	-	-	-	-	-
Soc. de Energía de la República Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$	1,617,383	ThCh$	2,923,298	6,289,519	-	-	-	-	-	-
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined Cycle	ThCh$	54,056,510	ThCh$	72,279,911	90,716,919	-	-	-	-	-	-
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined Cycle	ThCh$	15,853,655	ThCh$	4,346,571	13,638,215	-	-	-	-	-	-
Various Creditors	Endesa Parent	Creditor	Performance Bonds		ThCh$	-	ThCh$	2,728,493	508,461	-	-	-	-	-	-
Various Creditors	Edegel	Creditor	Pledge	Real Estate and Equipment	ThCh$	105,294,764	ThCh$	574,239	57,563,928	-	-	-	-	-	-
Banco Santander (Underwriter)	G.N.L. Quintero	Investee	Pledge	Shares	ThCh$	10,127,465	ThCh$	93,151,966	94,205,737	-	-	-	-	-	-
Deutsche Bank (*) / Santander Benelux	Edelnor S.A.	Creditor	Deposit Account	Deposit Account	ThCh$	24,221,077	ThCh$	108,091,723	-	-	-	-	-	-	-
Various Creditors	Ampla S.A.	Creditor	Pledge on Collections and Others		ThCh$	15,531,499	ThCh$	135,611,919	125,224,605	-	-	-	-	-	-
Accumulated Translation Differences	Coelce S.A.	Creditor	Pledge on Collections and Others		ThCh$	12,007,971	ThCh$	124,589,138	90,786,197	-	-	-	-	-	-
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	199,787,847	ThCh$	48,053,928	70,262,773	-	-	-	-	-	-
Several Creditors	Sinapsis Brasil	Creditor	Mortgage and Pledge	Real Estate	ThCh$	1,540,552	ThCh$	337,403	-	-	-	-	-	-	-
Several Creditors	Cam Argentina	Creditor	Pledge	Government Bonds	ThCh$	125,212	ThCh$	101,367	-	-	-	-	-	-	-

As of December 31, 2009 and 2008 Enersis and its subsidiaries had commitments for future purchases of energy amounting to ThCh$27,957,381,822 and ThCh$37,345,298,398, respectively.

36.2     Indirect guarantees

Creditor of Guarantee	Debtor		Assets Committed			Balance Pending			Guarantees Released
			Type of Guarantee	Currency	Accounting Value	at December 31,
	Name	Relation				Currency	2009	Dic-08	2010	Assets	2011	Assets	2012	2013

Vestas Eólicas S.A.U.	Endesa Eco S.A.	Subsidiary	Guarantee	ThCh$		ThCh$	-	7,923,754	-	-	-	-	-	-
Cédulas de Crédito Bancario	CIEN	Subsidiary	Guarantee	ThCh$	174,741,558	ThCh$	174,741,558	163,401,797	-	-	-	-	-	-

36.3     Other information

The Ministry of Economy of Chile, from May 19, 2005 to December 31, 2009, established that regulated energy supply for non-contracted distribution companies must be provided by all electricity generating companies on a pro rata basis of their established capacity.

Subsequent regulations stated that electricity generating companies will receive for supplying energy to non-contracted distribution companies the node price effective at that time and that they would be credited or charged the positive or negative differences, respectively, arising in respect to the marginal cost. In addition, it was also stated that such differences may not be more than 20% of the node price, if so, the remaining balances will be incorporated in subsequents node prices’ calculations, until such differences be fully settled.

The estimated recoverable balance in our subsidiary Endesa Chile totaled Ch$132,000 million as of December 31, 2009. Such remaining balance will be recovered by the distributions companies through increases in the tariff rate that will be applied and billed from future energy consumptions by the regulated customers in the Energy System.

37.     PERSONNEL FIGURES

Enersis’s personnel, including information regarding subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2009 and December 31, 2008:

Country	12-31-2009				Average for the Period
	Managers and	Professionals	Worker
	Principal	and Technicians	and Other	Total
	Executives

Chile	120	2,485	620	3,225	3,317
Argentina	33	2,233	846	3,112	3,129
Brazil	50	2,261	719	3,030	3,135
Peru	22	972	193	1,187	1,208
Colombia	29	1,746	141	1,916	1,970
Total	254	9,697	2,519	12,470	12,759

Country	12-31-2008				Average for the Period
	Managers and	Professionals	Worker
	Principal	and Technicians	and Other	Total
	Executives

Chile	112	2,503	676	3,291	3,117
Argentina	44	2,440	758	3,242	3,233
Brazil	54	2,771	476	3,301	3,320
Peru	26	925	335	1,286	1,240
Colombia	26	1,596	115	1,737	1,717
Total	262	10,235	2,360	12,857	12,627

38.    SUBSEQUENT EVENTS

No other significant events have occurred between December 31, 2009 and date of issuance of these financial statements that could materially affect the presentation of the financial statements.

39.    ENVIRONMENT

The detail of environmental expenses as of December 31, 2009 and 2008 is as follows:

Company that Pays	Project	12-31-2009 ThCh$	12-31-2008 ThCh$
Endesa Chile S.A.	Studies, monitoring, lab analysis, removal and final disposal of solid waste in hydroelectric power stations (HPS) and thermoelectric power stations.	2,416,053	1,731,018
GasAtacama	Environmental monitoring (air quality, marine monitoring, etc.)	65,481	-
Hidroaysén	Educational and Tourism Expenses	116,820	-
Pehuenche	Environmental Expenses	57,394	-
Endesa Costanera S.A.	Certification of management system, Quality control and fuel quality, Disposal of dangerous waste, Environmental impact study, Environmental leaflets, Hose inspection and tests, Maintenance ISO14001/9001, Liquid waste monitoring, Drilling to monitor water tables and other.	-	294,067
Hidroeléctrica el Chocón S.A.	ISO 14.001 Audit, environmental monitoring and environmental standards update.	-	7,674
Edegel S.A.	Environmental monitoring, waste management, mitigations and restorations.	667,059	444,455
Codensa	Environmental management of PCB transformers.	53,926	42,121
Coelce	Environmental monitoring, waste management, ISO 14001 Audit.	212,166	231,158
Ampla Energia	Environmental license and environmental management equipment	8,688	19,339
Edesur S.A.	Final disposal of residues and contaminating elements.	151,563	12,917
CIEN	Environmental compensation, facility improvement and environmental control, setting up the landscaping project.	11,491	34,012
CDSA	Repopulation of deposits	50,449	-
CGTF	Purchase of environmental monitoring equipment.	25,505	1,108
Compañía de Transmisión del Mercosur S.A.	ISO 14.001 Audit, Resolution ENRE 57/2003 (Public Safety), environmental monitoring and environmental standards update.	10,837	7,074
Transportadora de Energía S.A.	ISO 14.001 Audit, Resolution ENRE 57/2003 (Public Safety), environmental monitoring and environmental standards update.	11,579	5,997

Total		3,859,011	2,830,940

40.     ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Prior to 2008, the Group issued its consolidated financial statements in accordance with Generally Accepted Accounting Principles in Chile (hereinafter “Chilean GAAP”). Beginning in 2009, the Group issues its consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”).

The figures included in these consolidated financial statements for the 2008 period have been reconciled in order to present them using the same principles and criteria applied in 2009.

In order to determine the IFRS adoption balances, the Company decided to apply the exemption provided under paragraph 24 a) of IFRS 1 “First-time Adoption,” and has therefore decided to follow the footsteps of its parent company ENDESA, S.A. in adopting January 1, 2004 as the date of transition to the aforementioned international standard.  As of that date, the following exemptions allowed under IFRS 1 were principally applied:

-               Not reprocessing business combinations occurring before January 1, 2004 (exemption from IFRS 3).

-               Considering the amortized cost as of January 1, 2004, including revaluations of assets that took place in the different countries where the Group operates, as the deemed cost of Property, Plant and Equipment and Intangibles (exemption from IAS 16 and IAS 38).

-               Translation adjustments generated before January 1, 2004 have been transferred to reserves (exemption from IAS 21).

a)             The following is the reconciliation of Net Equity under Chilean GAAP to Net Equity under IFRS as of January 1, 2008:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 01/01/2008	2,903,209,631		2,903,209,631

Inclusion of Minority Interest	-	2,741,767,047	2,741,767,047	(1)
Elimination of price-level restatement on PP&E, net	(228,500,211)	(111,797,285)	(340,297,496)	(2)
Regulatory Assets – Liabilities	(50,354,698)	(47,827,528)	(98,182,226)	(3)
Goodwill	625,511,055	97,643,612	723,154,667	(4)
Deferred Tax	(27,564,937)	(52,652,216)	(80,217,153)	(5)
Elimination Technical Bulletin No. 64	(234,236,956)	(37,041,561)	(271,278,517)	(6)
Minimum Dividend	(37,842,392)	(15,990,472)	(53,832,864)	(7)
Financial Derivatives	(53,550,860)	(202,554)	(53,753,414)	(8)
Other	4,460,305	30,534,106	34,994,411
Total adjustments to IFRS	(2,078,694)	(137,333,898)	(139,412,592)

Net Equity under IFRS at 01/01/2008	2,901,130,937	2,604,433,149	5,505,564,086

b)             The following are the reconciliation of Net Equity under Chilean GAAP to Net Equity under IFRS, and the reconciliation of Profit under Chilean GAAP to Profit under IFRS as of December 31, 2008, respectively:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 12/31/2008	3,697,212,812		3,697,212,812

Incorporation of Minority Interest		3,677,145,791	3,677,145,791	(1)
Elimination of price-level restatement PP&E, net	(378,601,774)	(184,055,636)	(562,657,410)	(2)
Regulatory Assets – Liabilities	(52,185,412)	(47,309,533)	(99,494,945)	(3)
Goodwill	628,650,230	96,874,303	725,524,533	(4)
Deferred Tax	(11,223,837)	(55,053,876)	(66,277,713)	(5)
Elimination Technical Bulletin No. 64	(675,777,409)	(536,436,281)	(1,212,213,690)	(6)
Minimum Dividend	(119,138,817)	(42,751,652)	(161,890,469)	(7)
Financial Derivatives	494,921	(2,451,644)	(1,956,723)	(8)
Other	1,884,166	31,854,868	33,739,034
Total Adjustments to IFRS	(605,897,932)	(739,329,451)	(1,345,227,383)

Net Equity under IFRS at 12/31/2008	3,091,314,880	2,937,816,340	6,029,131,220

	Net income attributable to the shareholders of the Company	Net income attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Income under Chilean GAAP at 12/31/2008	570,883,101	697,031,109	1,267,914,210

Elimination of price-level restatement	(20,908,122)	(31,809,263)	(52,717,385)	(2)
Regulatory Assets – Liabilities	(4,288,756)	(1,705,935)	(5,994,691)	(3)
Goodwill amortization	61,271,914	(1,995,844)	59,276,070	(4)
Deferred Taxes	(5,698,900)	(13,494,143)	(19,193,043)	(5)
Elimination Technical Bulletin No. 64	(76,989,849)	(118,927,413)	(195,917,262)	(6)
Other	(16,679,755)	(2,506,111)	(19,185,866)
Total Adjustments to IFRS	(63,293,468)	(170,438,709)	(233,732,177)

Net Income under IFRS at 12/31/2008	507,589,633	526,592,400	1,034,182,033

c)             The following is the reconciliation of cash and cash equivalents under Chilean GAAP to cash and cash equivalents under IFRS as of December 31, 2008:

	Chilean GAAP Cash and Cash Equivalent 12/31/2008	Adjustments	IFRS Cash and Cash Equivalent 12/31/2008
	ThCh$	ThCh$	ThCh$
Balance at 12/31/2008	1,301,726,280		1,301,726,280

Companies incorporated using Proportionate Consolidation:
GasAtacama	-	13,365,450	13,365,450
Hidroaysén	-	2,771,850	2,771,850
Transquillota	-	198,383	198,383

Closing Balance Cash and Cash Equivalents at 12/31/2008	1,301,726,280	16,335,683	1,318,061,963

	Chilean GAAP Cash Flow under 12/31/2008	Adjustments	IFRS Cash Flow under 12/31/2008
	ThCh$	ThCh$	ThCh$

Profit (Loss) Attributable to Equity Holders of Parent	570,883,101	(63,293,468)	507,589,633
Minority Interest	697,031,109	(170,438,709)	526,592,400
Gain (loss) on sale of assets and others	(5,438,716)	2,899,755	(2,538,961)
Non-cash adjustments	455,133,610	(35,347,110)	419,786,500
(Increase) decrease in current assets	5,633,330	(325,663,985)	(320,030,655)
Increase (decrease) in current liabilities	198,885,559	553,006,832	751,892,391
Net cash flows provided by operating activities	1,922,127,993	(38,836,685)	1,883,291,308

Net cash flows (used in) financing activities	(346,352,599)	(127,020,899)	(473,373,498)

Net cash flows (used in) investing activities	(780,348,600)	65,230,177	(715,118,423)

Total net positive (negative) cash flows	795,426,794	(100,627,408)	694,799,386
Effect of price-level restatement and exchange rates on cash and cash equivalent	(121,532,317)	155,917,829	34,385,512
Net Increase (Decrease) in Cash and Cash Equivalents	673,894,477	55,290,421	729,184,898

Cash and cash equivalents at beginning of year	627,831,803	(38,954,738)	588,877,065
Cash and Cash Equivalents at end of year	1,301,726,280	16,335,683	1,318,061,963

Principal adjustments applied:

1.     Incorporation of minority interest:

Under Chilean GAAP net equity includes only the equity portion attributable to equity holders of the parent. However, under IFRS net equity includes the equity attributable to equity holders of parent and equity attributable to minority interest. Therefore, the minority interest presented in Enersis’ consolidated statement of financial position, prepared under Chilean GAAP, has been included in the net equity of the consolidated statement of financial position prepared under IFRS.

2.     Price-level restatement:

The price-level restatement recognized under Chilean GAAP has been eliminated, because under IFRS inflation adjustments are only accepted when the functional currency is the currency of a hyperinflationary economy. Neither Chile nor any of the countries in which the Group and its companies are located are considered hyperinflationary economies, in accordance with the requirements set forth in the IAS 29, Financial Reporting in Hyperinflationary Economies.

3.     Regulatory Assets-Liabilities, net:

Under Chilean GAAP certain assets and liabilities that are regulatory in nature had been recognized in the statement of financial position. Such assets and liabilities do not meet the conditions set forth in IAS 32 , Financial Instruments: Presentation and IAS 39, Financial Instruments: Recognition and Measurement to be recognized in the statement of financial position. For this reason, those assets and liabilities has been derecognized in the transition to IFRS.

4.     Goodwill:

Goodwill arises in the acquisition of companies and represents the excess of acquisition cost over the interest acquired in the net fair value of the assets and liabilities, including contingent liabilities at acquisition date. Under Chilean GAAP, in the case of the foreign companies, goodwill is measured in dollars; however under IFRSs, goodwill must be recognized and measured in the functional currency of the acquire.

Additionally, under Chilean GAAP goodwill is amortized on a straight line basis over a period of time that considers, among others aspects, the nature of the investment, the expected life of the business, and the return on the investment, and in any case cannot exceed 20 years. Under IFRSs is not amortized, instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

5.     Deferred tax:

Under IFRS, the balance sheet liability method is required. Under this method temporary differences between the carrying amount and tax base of an asset or liability represents the existence of a deferred tax that must be recorded in the statement of financial position.

Under Chilean GAAP, the determination of deferred taxes follows a similar procedure to that applied under IFRS. However, certain exemptions set forth in Technical Bulletin No. 60, Accounting for Income Tax and Deferred Taxes, of the Chilean Institute of Accountants, and in supplementary instructions,  differs in certain respects with IFRS that have been adjusted in the process of adoption of IFRS.

The main difference is that under Chilean GAAP as a transitional provision, a contra (referred to as “complementary”) assets or liabilities were recorded against the deferred tax assets and liabilities recognized on initial application (as of January 1, 2000).  Such complementary assets and liabilities were amortized through profit or loss over the estimated average reversal periods of the underlying temporary differences to which the corresponding deferred tax asset or liability relates, except for certain complementary liabilities arising from the recognition of deferred tax assets related to tax losses, in which case the amortization charge was performed based on the actual use of those losses.

This reconciling adjustment also includes the recognition of the deferred taxes for temporary differences arising from the process of transition to IFRS carried out by the Group.

6.     Technical bulletin No. 64:

Under IFRS, the financial statements are prepared considering the functional currency of each entity. Under Chilean GAAP, in the case of our foreign companies, and pursuant to Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, non-monetary assets and liabilities were controlled in historical US dollars.

7.     Minimum dividend:

As required by Article No 79 of the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of its net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses or interim dividends have been paid to shareholders.

Enersis’s stockholders composition is so widespread that reaching an unanimous decision is virtually impossible. Therefore, under IFRS, the dividend payable to the shareholders must be recorded on an accrual basis, net of any interim dividend paid during the year. Under Chilean GAAP, this obligation is only recorded after approval in the Shareholders Meeting.

8.     Derivative instruments:

Under IFRS gains or losses of changes in the fair value of financial instruments designated as hedging instruments in a cash flow hedge must be recorded, net of any ineffectiveness, in other comprehensive income as a reserve included in net equity. Under Chilean GAAP such changes are recorded as an unrecognized loss (asset) or an unrecognized gain (liability) in the statement of financial position.

41.    FINANCIAL STATEMENTS OF PRINCIPAL SUBSIDIARIES

The following table sets forth the condensed consolidated financial statements of the Group, detailed by each subsidiary as of December 31, 2009 and 2008:

	12-31-2009
	Type of Financial Statements	Current Assets ThCh$	Non Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-Current Liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	201,194,118	1,194,415,123	1,395,609,241	147,471,992	219,826,811	367,298,803	1,061,070,988	(855,306,336)	205,764,652
Synapsis Soluc. y Serv. It Ltda.	Consolidated	28,912,134	16,922,968	45,835,102	17,358,762	3,154,269	20,513,031	74,219,655	(68,902,742)	5,316,913
Inmobiliaria Manso de Velasco Ltda.	Consolidated	29,801,117	35,598,877	65,399,994	3,722,228	1,924,456	5,646,684	9,871,348	(2,731,187)	7,140,161
Compañía Americana de Multiservicios de Chile Ltda.	Consolidated	80,290,795	26,207,497	106,498,292	45,563,544	8,592,112	54,155,656	136,535,810	(137,832,037)	(1,296,227)
Distrilima S.A.	Consolidated	54,918,692	363,706,049	418,624,741	61,140,186	213,746,029	274,886,215	285,214,506	(252,118,702)	33,095,804
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	54,913,605	363,706,049	418,619,654	61,137,905	213,746,029	274,883,934	285,214,506	(252,452,604)	32,761,902
Empresa Eléctrica de Cundinamarca S.A.	Consolidated	942,361,242	5,226,991,370	6,169,352,612	981,101,681	2,233,249,079	3,214,350,760	2,408,239,446	(1,636,139,092)	772,100,354
Endesa Eco S.A.	Separate	20,342,545	141,348,885	161,691,430	151,709,864	19,897,730	171,607,594	5,363,817	(13,478,980)	(8,115,163)
Empresa Eléctrica Pehuenche S.A.	Separate	66,918,651	250,679,247	317,597,898	93,120,578	41,741,967	134,862,545	199,025,325	(44,152,639)	154,872,686
Compañía Eléctrica San Isidro S.A.	Separate	53,986,693	85,953,344	139,940,037	34,584,533	16,770,373	51,354,906	119,444,441	(107,229,856)	12,214,585
Empresa Eléctrica Pangue S.A.	Separate	64,692,377	139,047,187	203,739,564	77,357,564	14,588,592	91,946,156	102,435,170	(27,600,506)	74,834,664
Compañía Eléctrica Tarapacá S.A.	Separate	18,895,799	79,166,484	98,062,283	4,768,430	6,362,133	11,130,563	59,026,738	(52,369,255)	6,657,483
Inversiones Endesa Norte S.A.	Separate	-	25,157,716	25,157,716	3,224,334	-	3,224,334	-	(166,553)	(166,553)
GasAtacama Holding	Separate	114,435,229	316,349,769	430,784,998	187,876,998	42,467,597	230,344,595	343,304,368	(319,083,247)	24,221,121
Sociedad Concesionaria Túnel el Melón S.A.	Separate	17,507,583	18,587,880	36,095,463	2,090,726	15,675,501	17,766,227	6,092,068	(1,160,459)	4,931,609
Endesa Argentina S.A.	Consolidated	118,381,851	236,958,705	355,340,556	143,599,544	122,228,745	265,828,289	293,388,675	(284,129,957)	9,258,718
Endesa Costanera S.A.	Separate	46,132,764	139,465,744	185,598,508	108,896,949	73,587,167	182,484,116	228,090,396	(238,967,631)	(10,877,235)
Hidroeléctrica El Chocón S.A.	Separate	59,552,103	91,442,295	150,994,398	35,636,058	48,641,578	84,277,636	65,298,279	(46,084,169)	19,214,110
Emgesa S.A. E.S.P.	Separate	256,813,794	1,228,326,578	1,485,140,372	130,634,275	424,071,893	554,706,168	500,829,922	(362,272,335)	138,557,587
Generandes Perú S.A.	Consolidated	54,343,007	785,935,394	840,278,401	71,313,577	358,335,279	429,648,856	212,448,615	(171,641,977)	40,806,638
Edegel S.A.A.	Separate	50,563,350	699,489,852	750,053,202	55,480,341	309,812,958	365,293,299	197,723,819	(162,768,423)	34,955,396
Chinango S.A.	Separate	3,874,902	103,736,922	107,611,824	16,093,363	61,224,726	77,318,089	15,511,080	(14,352,555)	1,158,525
Centrales Hidroeléctricas de Aysén S.A.	Separate	8,111,503	86,908,393	95,019,896	37,110,402	-	37,110,402	-	(5,994,071)	(5,994,071)
Endesa Brasil S.A.	Consolidated	893,078,804	2,406,346,709	3,299,425,513	577,155,133	1,141,081,701	1,718,236,834	1,711,404,371	(1,364,089,971)	347,314,400
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	87,928,488	182,920,900	270,849,388	25,278,405	49,516,510	74,794,915	134,940,094	(63,564,728)	71,375,366
Centrais Elétricas Cachoeira Dourada S.A.	Separate	91,279,739	142,472,021	233,751,760	11,003,768	9,298,289	20,302,057	88,299,914	(37,997,130)	50,302,784
Compañía de Interconexión Energética S.A.	Separate	127,070,301	351,003,039	478,073,340	144,249,724	212,036,044	356,285,768	91,427,196	(88,648,012)	2,779,184
Compañía Energética Do Ceará S.A.	Separate	191,087,737	792,573,748	983,661,485	168,439,779	307,791,206	476,230,985	640,026,534	(522,045,742)	117,980,792
Ampla Energia e Serviços S.A.	Separate	341,853,282	981,871,549	1,323,724,831	222,039,416	616,051,298	838,090,714	884,182,453	(785,368,668)	98,813,785
Ampla Investimentos e Serviços S.A.	Separate	844,002	105,045,877	105,889,879	66,456,246	-	66,456,246	18,119,070	(8,357,451)	9,761,619
Compañía Distribuidora y Comercializadora de Energía S.A.	Consolidated	333,863,028	882,909,627	1,216,772,655	235,651,234	393,163,308	628,814,542	684,122,654	(556,287,367)	127,835,287
Empresa Eléctrica de Cundinamarca S.A.	Separate	29,937,971	76,304,505	106,242,476	25,954,531	31,814,970	57,769,501	80,777,391	(76,030,326)	4,747,065
Empresa Distribuidora Sur S.A.	Separate	93,131,605	320,067,184	413,198,789	170,584,075	54,242,098	224,826,173	315,723,562	(298,830,258)	16,893,304

	12-31-2008
	Type of Financial Statements	Current Assets ThCh$	Non Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-Current Liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	219,766,677	1,190,953,135	1,410,719,812	194,443,250	360,995,723	555,438,973	1,023,838,502	(797,808,537)	226,029,965
Synapsis Soluc. y Serv. It Ltda.	Consolidated	28,565,230	11,418,007	39,983,237	13,879,946	3,275,178	17,155,124	69,803,888	(62,890,097)	6,913,791
Inmobiliaria Manso de Velasco Ltda.	Consolidated	12,075,400	44,452,954	56,528,354	2,357,509	1,675,050	4,032,559	3,060,208	6,986,164	10,046,372
Compañía Americana de Multiservicios de Chile Ltda.	Consolidated	95,931,688	26,081,939	122,013,627	46,913,030	8,234,226	55,147,256	166,921,744	(167,096,034)	(174,290)
Distrilima S.A.	Separate	18,341	97,461,529	97,479,870	390,833	-	390,833	16,897,802	(533,615)	16,364,187
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	63,192,797	402,568,536	465,761,333	80,825,300	222,174,557	302,999,857	242,418,181	(214,314,803)	28,103,378
Empresa Nacional de Electricidad S.A	Consolidated	1,215,852,136	6,190,796,848	7,406,648,984	1,122,101,237	2,486,135,596	3,608,236,833	659,408,065	(493,623,403)	165,784,662
Endesa Eco S.A.	Consolidated	9,160,899	86,918,567	96,079,466	94,894,579	2,460,069	97,354,648	4,678,789	(5,576,689)	(897,900)
Empresa Eléctrica Pehuenche S.A.	Separate	98,565,080	262,333,664	360,898,744	71,944,490	78,543,839	150,488,329	306,489,664	(96,689,648)	209,800,016
Compañía Eléctrica San Isidro S.A.	Separate	39,398,828	98,193,340	137,592,168	33,582,047	25,707,596	59,289,643	182,348,450	(136,505,591)	45,842,859
Empresa Eléctrica Pangue S.A.	Separate	52,174,003	142,803,816	194,977,819	34,601,400	64,770,503	99,371,903	120,046,420	(65,396,606)	54,649,814
Compañía Eléctrica Tarapacá S.A.	Separate	14,856,797	88,151,582	103,008,379	13,395,940	9,336,786	22,732,726	56,011,301	(54,300,966)	1,710,335
Inversiones Endesa Norte S.A.	Separate	-	39,891,570	39,891,570	3,057,780	-	3,057,780	6,593,176	(310,198)	6,282,978
GasAtacama	Separate	140,024,772	397,241,564	537,266,336	83,824,330	229,153,904	312,978,234	553,663,581	(536,513,603)	17,149,978
Sociedad Concesionaria Túnel el Melón S.A.	Separate	11,703,571	23,846,107	35,549,678	203,148	20,287,451	20,490,599	6,007,859	(5,925,434)	82,425
Endesa Argentina S.A.	Separate	3,411,854	50,160,910	53,572,764	58,429	-	58,429	2,686,011	105,890	2,791,901
Endesa Costanera S.A.	Separate	69,796,986	186,194,725	255,991,711	135,670,744	102,513,617	238,184,361	239,937,200	(241,516,233)	(1,579,033)
Hidroelectrica El Chocón S.A.	Separate	38,632,868	134,523,941	173,156,809	34,756,759	61,851,777	96,608,536	44,140,714	(36,121,439)	8,019,275
Emgesa S.A. E.S.P.	Separate	223,262,957	1,436,478,635	1,659,741,592	282,665,428	342,424,533	625,089,961	401,257,389	(284,861,643)	116,395,746
Generandes Peru S.A.	Separate	686,919	237,901,179	238,588,098	20,674	-	20,674	13,518,242	(1,600,845)	11,917,397
Edegel S.A.A.	Separate	74,222,033	901,056,800	975,278,833	121,017,734	415,637,559	536,655,293	205,662,615	(174,891,194)	30,771,421
Centrales Hidroeléctricas de Aysén S.A.	Separate	8,981,534	61,671,245	70,652,779	6,584,072	165,087	6,749,159	-	(2,860,539)	(2,860,539)
Endesa Brasil S.A.	Consolidated	822,934,771	2,204,486,295	3,027,421,066	559,133,942	1,120,021,761	1,679,155,703	392,136,320	(353,470,071)	38,666,249
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	62,426,834	202,073,534	264,500,368	20,214,706	94,500,696	114,715,402	109,682,993	(86,275,153)	23,407,840
Centrais Elétricas Cachoeira Dourada S.A.	Separate	97,290,181	134,806,467	232,096,648	36,286,849	7,625,416	43,912,265	147,104,674	(59,182,547)	87,922,127
Compañía de Interconexión Energética S.A.	Separate	80,095,988	334,603,458	414,699,446	60,389,920	255,723,786	316,113,706	65,628,148	(66,769,992)	(1,141,844)
Compañía Energética Do Ceará S.A.	Separate	179,895,855	577,865,504	757,761,359	212,637,965	240,923,747	453,561,712	577,259,700	(472,230,163)	105,029,537
Ampla Energia e Serviços S.A.	Separate	331,097,439	871,748,496	1,202,845,935	223,252,264	541,676,901	764,929,165	827,583,618	(739,210,462)	88,373,156
Ampla Investimentos e Serviços S.A.	Separate	9,854,356	113,241,652	123,096,008	69,990,430	-	69,990,430	21,695,451	(17,698,990)	3,996,461
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	365,926,908	1,004,916,959	1,370,843,867	220,066,134	496,986,662	717,052,796	608,301,437	(492,443,042)	115,858,395
Empresa Distribuidora Sur S.A.	Separate	118,705,660	402,342,199	521,047,859	(203,620,529)	(66,097,942)	(269,718,471)	325,288,368	(297,591,291)	27,697,077

The following Appendixes (1, 2 and 3) are part of the notes to the consolidated financial statements.

APPENDIX No. 1 ENERSIS GROUP COMPANIES (in alphabetical order)

This appendix is part of note 2.4 “Subsidiaries and jointly-controlled entities”.

Company	% Ownership Interest at 12/31/2009:		% Ownership Interest at 12/31/2009:		Relation	Company Address	Activity
	Control	Economic	Control	Economic

Agrícola e Inmobiliaria Pastos Verdes Ltda.	55.00%	55.00%	55.00%	55.00%	Subsidiary	Santiago de Chile (Chile)	Financial Investments
Aguas Santiago Poniente S.A.	78.88%	55.00%	78.88%	55.00%	Subsidiary	Santiago de Chile (Chile)	Sanitation Services
Aysén Transmisión S.A.	51.00%	30.59%	99.51%	30.59%	Joint Control	Santiago de Chile (Chile)	Develop Electric Transmission Systems
Ampla Energía E Serviços S.A.	91.93%	70.22%	91.93%	69.88%	Subsidiary	Río de Janeiro (Brazil)	Electric Energy Production, Transportation and Distribution
Ampla Investimentos e Serviços S.A.	91.93%	70.22%	91.93%	69.88%	Subsidiary	Río de Janeiro (Brazil)	Electric Energy Production, Transportation, Distribution and Commerce
Atacama Finance Co	50.00%	29.99%	50.00%	29.99%	Joint Control	Grand Cayman (Cayman Islands)	Portfolio Company
Cam Brasil Multiservicios Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Río de Janeiro (Brazil)	Purchase and Sale o Electric Products
Centrais Elétricas Cachoeira Dourada S.A.	99.61%	54.09%	99.61%	53.36%	Subsidiary	Goiania (Brasil)	Electric Energy Generation and Marketing
Central Eólica Canela S.A.	75.00%	44.99%	75.00%	44.99%	Subsidiary	Santiago de Chile (Chile)	Promotion and Development of Renewable Energy Projects
Central Geradora Termeléctrica Fortaleza S.A	100.00%	54.30%	100.00%	53.57%	Subsidiary	Ceará (Brasil)	Development of a Thermoelectric Project
Centrales Hidroeléctricas de Aysén S.A.	51.00%	30.59%	51.00%	30.59%	Joint Control	Santiago de Chile (Chile)	Development and Running of a Hydroelectric Project
Chilectra Inversud S.A.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Portfolio Company
Chilectra S.A.	99.09%	99.09%	99.09%	99.09%	Subsidiary	Santiago de Chile (Chile)	Participate in Companies of any Nature
Chinango S.A.C.	80.00%	29.97%	-	-	Subsidiary	Lima (Perú)	Electric Energy Generation, Marketing and Distribution
Compañía Americana de Multiservicios de Argentina Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Electric Network Meters, Postal, Energy Meter Calibration
Compañía Americana de Multiservicios de Chile Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Purchase and Sale o Electric Products
Compañía Americana de Multiservicios de Colombia Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Bogotá (Colombia)	Calibration and Measurement Technical Services
Compañía Americana de Multiservicios Del Perú Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Lima (Perú)	Purchase, Sale and Distribution o Electric Products
Compañía de Interconexión Energética S.A.	100.00%	54.30%	100.00%	53.57%	Subsidiary	Río de Janeiro (Brasil)	Electric Energy Production, Transportation and Distribution
Compañía de Transmisión del Mercosur S.A.	99.99%	54.30%	100.00%	53.56%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production, Transportation and Distribution
Compañía Distribuidora y Comercializadora de energía S.A.	21.82%	21.73%	21.82%	21.73%	Subsidiary	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Compañía Eléctrica San Isidro S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Compañía Eléctrica Tarapacá S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Compañía Energética Do Ceará S.A.	58.87%	35.25%	58.87%	34.90%	Subsidiary	Ceará (Brazil)	Complete Electric Energy Cycle
Compañía Peruana de Electricidad S.A.	51.00%	50.54%	51.00%	50.54%	Subsidiary	Lima (Peru)	Portfolio Company
Consorcio Ara- Ingendesa Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Project Engineering Consulting
Consorcio Ingendesa Minimetal Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Engineering Services
Construcciones y Proyectos Los Maitenes S.A.	55.00%	55.00%	55.00%	55.00%	Subsidiary	Santiago de Chile (Chile)	Construction and Facilities
Distribuidora Eléctrica de Cundinamarca S.A.	49.00%	10.65%	-	-	Joint Control	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Distrilec Inversora S.A.	51.49%	50.93%	51.49%	50.93%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Edegel S.A.A	83.60%	37.46%	54.20%	19.83%	Subsidiary	Lima (Peru)	Electric Energy Generation, Marketing and Distribution
Emgesa S.A. E.S.P.	26.87%	16.12%	26.87%	16.12%	Subsidiary	Bogotá (Colombia)	Electric Energy Generation.
Empresa de Distribución Eléctrica de Lima Norte S.A.A	75.68%	57.54%	60.00%	33.54%	Subsidiary	Lima (Peru)	Electric Energy Distribution and Marketing
Empresa de Energía de Cundinamarca S.A.	82.34%	8.77%	-	-	Joint Control	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Empresa de Ingeniería Ingendesa S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Engineering Services
Empresa Distribuidora Sur S.A.	65.90%	65.39%	65.90%	65.39%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Distribution and Marketing
Empresa Eléctrica de Colina Ltda.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Complete Energy Cycle and Related Supplies
Empresa Eléctrica Pangue S.A.	94.99%	56.97%	94.99%	56.97%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Empresa Eléctrica Pehuenche S.A.	92.65%	55.57%	92.65%	55.57%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Empresa Nacional de Electricidad S.A	59.98%	59.98%	59.98%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Endesa Argentina S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Endesa Brasil S.A.	71.52%	54.30%	71.52%	53.57%	Subsidiary	Río de Janeiro (Brazil)	Portfolio Company
Endesa Costanera S.A.	69.77%	41.85%	69.77%	41.84%	Subsidiary	Buenos Aires (Argentina)	Electricity Generation and Marketing
Endesa Eco S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Renewable Energy Projects
Endesa Inversiones Generales S.A.	100.00%	59.96%	100.00%	59.96%	Subsidiary	Santiago de Chile (Chile)	Portfolio Company
Energex Co.	50.00%	29.99%	50.00%	29.99%	Joint Control	Grand Cayman (Cayman Islands)	Portfolio Company
EN-Brasil Comercio e Servicos S.A.	99.99%	54.30%	-	-	Subsidiary	Río de Janeiro (Brazil)	Portfolio Company
Eólica Fanzenda Nova-Geracao e Comercializacao de Energía S.A.	99.95%	54.28%	-	-	Subsidiary	Río Grande do Norte (Brasil)	Promotion and Development of Renewable Energy Projects
GasAtacama S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Administration and Management of Companies
Gasoducto Atacama Argentina S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Gasoducto Atacama Chile S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Gasoducto Taltal Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Generandes Perú S.A.	61.00%	36.59%	61.00%	36.59%	Subsidiary	Lima (Peru)	Portfolio Company
Hidroeléctrica El Chocón S.A.	67.67%	39.21%	67.67%	39.21%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production and Marketing
Hidroinvest S.A.	96.09%	57.64%	96.09%	57.64%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Ingendesa do Brasil Ltda.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Río de Janeiro (Brazil)	Project Engineering Consulting
Inmobiliaria Manso de Velasco Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Construction and Works
Inversiones Codensa S.A.	99.70%	21.67%	99.70%	21.67%	Subsidiary	Bogotá (Colombia)	Investment in Domestic Public Energy Services Activities
Inversiones Distrilima S.A.	79.39%	57.54%	68.39%	55.90%	Subsidiary	Lima (Peru)	Portfolio Company
Inversiones Endesa Norte S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Investment in Energy Projects North of Chile
Inversiones GasAtacama Holding Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Inversora Codensa S.A.S.	100.00%	21.73%	100.00%	21.73%	Subsidiary	Bogotá (Colombia)	Investment in Domestic Public Energy Services Activities
Investluz S.A.	100.00%	61.10%	100.00%	59.51%	Subsidiary	Ceará (Brazil)	Portfolio Company
Luz Andes Ltda.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Transport, Distribution and Sale of Energy and Fuel
Progas S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Gas Distribution
Sistema Sec S.A.	49.00%	49.00%	49.00%	49.00%	Joint Control	Santiago de Chile (Chile)	Supply of Signaling, Electrification and Communication Systems
Sociedad Agrícola de Cameros Ltda.	57.50%	57.50%	57.50%	57.50%	Subsidiary	Santiago de Chile (Chile)	Financial Investments
Sociedad Concesionaria Túnel El Melón S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Execution, Construction and Operation of the El Melon Tunnel
Sociedad Consorcio Ingendesa-Ara Limitada	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Engineering Services
Sociedad Portuaria Central Cartagena S.A.	99.85%	16.37%	-	-	Subsidiary	Bogotá (Colombia)	Port Administration
Southern Cone Power Argentina S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Synapsis Argentina S.R.L.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Computer Services
Synapsis Brasil Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Río de Janeiro (Brazil)	Computer Services
Synapsis Colombia Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Bogotá (Colombia)	Computer Services
Synapsis Perú S.R.I.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Lima (Peru)	Computer and Communication Services and Products
Synapsis Soluciones y Servicios IT Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Supply and Market Computer Services and Equipment
Transmisora Eléctrica de Quillota Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Electric Energy Transportation and Distribution
Transportadora de Energía S.A.	100.00%	54.30%	100.00%	53.57%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production, Transportation and Distribution

APPENDIX No.2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of note 2.4.1 “Changes in the scope of consolidation”.

Company	% Ownership Interest			% Ownership Interest
	at December 31, 2009			at December 31, 2008
	Control	Economic	Consolidation Method	Control	Economic	Consolidation Method

Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	10.65%	Proportionate Integration
Sociedad Portuaria Central Cartagena S.A.	99.85%	16.37%	Global Integration

APPENDIX No. 3 ENERSIS GROUP ASSOCIATED COMPANIES:

This appendix is part of note 3. g) “Investments in associates accounted for using the equity method”.

Company (In alphabetical order)	% Ownership as of 12/31/2009	% Ownership as of 12/31/2008	Company Address	Activity
	Economic	Economic

Electrogas S.A.	25.49%	25.49%	Santiago de Chile (Chile)	Portfolio Company
Endesa CEMSA S.A.	26.99%	26.99%	Buenos Aires (Argentina)	Electric Energy Wholesaler
Endesa Market Place S.A.	15.00%	15.00%	Madrid (Spain)	B2B (New Technologies)
GNL Chile.S.A.	33.33%	33.33%	Santiago de Chile (Chile)	Promote liguified gas supply project
GNL Quintero S.A.	20.00%	20.00%	Santiago de Chile (Chile)	Development, Design, Supply of a Liquid Natural Gas Regasifying Terminal
Inversiones Electrogas S.A.	42.50%	42.50%	Santiago de Chile (Chile)	Portfolio Company
Konecta Chile S.A.	26.20%	26.20%	Santiago de Chile (Chile)	Services
Sacme S.A.	32.69%	32.69%	Buenos Aires (Argentina)	Electric System Supervision and Control

SCHEDULE I

Rule 5-04 of the Securities and Exchange Commission requires presentation of condensed financial statements of the registrant (parent company) when restricted net asset, defined as assets not to be transferred to the parent company in the form of loans, advance or cash dividends of the subsidiary without the consent of a third party, exceed of the 25% consolidated net assets of the parent and its subsidiaries.

Following are the parent company statements of financial position as of December 31, 2009 and 2008, and January 1, 2008, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009 and 2008, in conformity with International Financial Reporting Standards, issued by the International Accounting Standards Board.

ENERSIS S.A.

Separate Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos – ThCh$)

ASSETS	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	55,905,791	230,231,870	296,051,527
Current Operating Assets	53,149,085	230,231,870	296,051,527
Cash and cash equivalents	27,325,320	116,525,220	60,202,997
Trade accounts receivable and other receivables, net	1,254,303	989,775	2,886,795
Accounts receivables from related companies	14,127,085	95,088,733	220,440,542
Prepayments	35,438	391,781	296,925
Current tax receivable	10,324,894	17,166,343	12,107,745
Other assets	82,045	70,018	116,523
Non- current assets and disposal groups held for sale	2,756,706	-	-

NON-CURRENT ASSETS	2,803,259,406	2,834,794,777	2,860,657,152
Available-for-sale financial assets	-	11,529,892	11,529,892
Other financial assets	24,548,711	3,980	25,295,681
Accounts receivable from related companies	170,085,874	320,464,688	327,695,685
Investments in subsidiaries and associates companies	2,563,247,088	2,484,454,458	2,441,774,986
Intangible assets, net	1,381,864	1,454,386	1,419,967
Property, plant and equipment, net	7,350,117	7,987,120	9,132,733
Deferred tax assets	36,645,752	8,610,269	42,862,855
Hedging instrument	-	-	388,577
Prepayments	-	289,984	556,776

TOTAL ASSETS	2,859,165,197	3,065,026,647	3,156,708,679

SCHEDULE I

ENERSIS S.A.

Separate Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos – ThCh$)

LIABILITIES AND EQUITY	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	158,051,009	288,715,065	217,288,817
Current Operating Liabilities	158,051,009	288,715,065	217,288,817
Interest-bearing loans	8,823,678	139,764,083	8,743,521
Trade accounts payable and other payables	48,193,308	48,051,125	15,873,472
Accounts payable to related companies	85,896,724	85,564,630	185,180,920
Provisions	10,801,883	7,029,486	4,939,255
Current tax payable	1,651,039	6,260,105	327,508
Other liabilities	39,938	59,384	48,867
Post-employment benefit obligations	107,310	109,978	101,331
Hedging instruments	2,537,129	1,876,274	2,073,943

NON-CURRENT LIABILITIES	548,358,589	535,318,047	719,395,672
Interest-bearing loans	345,186,577	425,991,484	514,607,688
Provisions	-	14,476,636	-
Deferred tax liabilities	2,282,936	1,176,283	2,424,565
Post-employment benefit obligations	4,765,781	3,538,933	3,382,110
Hedging instruments	196,123,295	90,134,711	198,981,309

EQUITY	2,152,755,599	2,240,993,535	2,220,024,190
Equity attributable to shareholders of the company	2,152,755,599	2,240,993,535	2,220,024,190
Issued share capital	2,983,642,483	2,983,642,483	2,752,775,107
Reserves	(1,313,741,721)	(1,202,405,090)	(723,745,036)
Retained earnings	482,854,837	459,756,142	190,994,119

TOTAL LIABILITIES AND EQUITY	2,859,165,197	3,065,026,647	3,156,708,679

SCHEDULE I

ENERSIS S.A.

Separate Statements of Comprehensive Income

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

	January - December
STATEMENT OF COMPREHENSIVE INCOME	2009	2008
	ThCh$	ThCh$
Dividends from a subsidiaries and associates	204,489,046	238,122,146
Other operating income, total	14,987,498	12,857,747
Total Revenues	219,476,544	250,979,893

ContrinutionContribution Margin	219,476,544	250,979,893

Employee expenses	(14,061,411)	(11,476,027)
Depreciation and amortization	(1,118,649)	(1,399,630)
Other miscellaneous operating expenses	(12,595,192)	(17,086,178)
Operating Income	191,701,292	221,018,058

Gain (loss) on derecognition of available-for-sale financial assets	15,997,454	-
Financial expenses	(25,661,743)	(16,366,238)
Foreign currency exchange differences, net	(55,209,234)	70,497,207
Gain (loss) for indexed assets and liabilities	12,192,704	(43,900,465)
Net Income Before Tax	139,020,473	231,248,562
Income tax	(33,886,710)	18,035,962
Net Income After Tax from Continuing Operations	172,907,183	213,212,600
Profit (loss) from discontinued operations, net of tax	-	-
Net Income	172,907,183	213,212,600
	-	-
Statement of Other Comprehensive Income
Net Income	172,907,183	213,212,600
Other Comprehensive Income
Cash Flow hedge	(39,016,540)	56,709,797
Actuarial gain (loss) on defined benefit pension plans	(974,288)	(545,974)
Income tax effect related to the components of other comprehensive income (loss)	6,776,034	(9,547,849)
Total Other Comprehensive Income	(33,214,794)	46,615,974
Total Comprehensive Income	139,692,389	259,828,574

SCHEDULE I

ENERSIS S. A.

Separate Statements of Changes in Equity

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Statement of Changes in Equity, Net	Changes in Issued Capital		Changes in reserves			Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
	Common Shares		Proposed Dividend Reserves	Hedging Reserves	Other Reserves
	Share Capital	Share Premium
Opening Balance at 01/01/2008	2,594,015,459	158,759,648	(37,842,392)	(44,390,168)	(641,512,476)	190,994,119	2,220,024,190	-	2,220,024,190
Prior Period Adjustments
Prior Period Errors Affecting Equity	-	-	-	-	-	-	-	-	-
Changes in Accounting Policy Affecting Equity	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-
Restated Opening Balance	2,594,015,459	158,759,648	(37,842,392)	(44,390,168)	(641,512,476)	190,994,119	2,220,024,190	-	2,220,024,190
Changes
Comprehensive Income	-	-	-	47,069,132	-	212,759,442	259,828,574	-	259,828,574
Declared Cash Dividends	-	-	(119,138,817)	-	-	(123,841,774)	(242,980,591)	-	(242,980,591)
Other Increase (Decrease) in Net Equity	230,867,376	-	37,842,392	-	(444,432,761)	179,844,355	4,121,362	-	4,121,362
Changes in Equity	230,867,376	-	(81,296,425)	47,069,132	(444,432,761)	268,762,023	20,969,345	-	20,969,345
Endings Balance at 12/31/2008	2.824.882.835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	-	2,240,993,535

Statement of Changes in Equity, Net	Changes in Issued Capital		Changes in reserves			Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
	Common Shares		Proposed Dividend Reserves	Hedging Reserves	Other Reserves
	Share Capital	Share Premium
Opening Balance at 01/01/2009	2,824,882,835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	-	2,240,993,535
Prior Period Adjustments
Prior Period Errors Affecting Equity	-	-	-	-	-	-	-	-	-
Changes in Accounting Policy Affecting Equity	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	-
Restated Opening Balance	2,824,882,835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	-	2,240,993,535
Changes
Comprehensive Income	-	-	-	(32,406,135)	-	172,098,524	139,692,389	-	139,692,389
Declared Cash Dividends	-	-	(198,069,313)	-	-	(29,861,012)	(227,930,325)	-	(227,930,325)
Transfers to(from) Retained Earnings	-	-	119,138,817	-	-	(119,138,817)	-	-	-
Changes in Equity	-	-	(78,930,496)	(32,406,135)	-	23,098,695	(88,237,936)	-	(88,237,936)
Endings Balance at 12/31/2009	2,824,882,835	158,759,648	(198,069,313)	(29,727,171)	(1,085,945,237)	482,854,837	2,152,755,599	-	2,152,755,599

SCHEDULE I

ENERSIS S.A.

Separate Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Net Cash Flows provided by (used in) Operating Activities, Indirect Method	2009	2008
	ThCh$	ThCh$
Cash Flows Provided by (used in) Operations, Indirect Method
Operating Cash Flows Before Changes in Working Capital
Reconciliation of Net Income to Operating Income
Net Income	172,907,183	213,212,600

Adjustments to Reconcile to net Operating Income	(224,906,717)	(159,819,481)
Financial expenses	29,395,819	99,214,372
Financial income	(15,926,780)	(38,947,669)
Dividend income	(204,489,046)	(238,122,146)
Income tax	(33,886,710)	18,035,962

Operating Income	(51,999,534)	53,393,119

Non- Monetary Adjustments	40.,330.,429	(69,051,006)
Depreciation	904,318	908,474
Amortization of intangible assets	214,331	491,156
Loss (gain) on sales of non-current assets not held for sale	(15,997,454)	-
Other non-monetary adjustments	55,209,234	(70,450,636)

Total Operating Cash Flows Before Changes in Working Capital	(11,669,105)	(15,657,887)

Increase (Decrease) in Working Capital :	(49,796,388)	(794,836)
Trade accounts receivable and other payables	(1,420,929)	(876,823)
Other assets	(6,681,990)	11,196,632
Trade accounts payable and other payables	(32,444,127)	(11,687,332)
Other liabilities	(9,249,342)	572,687

Net cash flows provided by (used in) other operating activities	(61,465,493)	(16,452,723)

Net cash flows provided by (used in) other operating activities	(15,213,356)	18,161,775
Proceeds from refunded income tax	629,778	7,470,971
Other inflows (outflows) from other operating activities	(15,843,134)	10,690,804

Net Cash Flows provided by (used in) operating activities	(76,678,849)	1,709,052

SCHEDULE I

ENERSIS S.A.

Separate Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos – ThCh$)

Continued

Net Cash Flows provided by (used in) Investing and Financing Activities, Indirect MethodNet Cash Flows provided by (used in) Operating Activities, IndirectMethod	2009	2008
	ThCh$	ThCh$

Net Cash Flows provided by (used in) Investing Activities	290,880,010	421,531,391
Proceeds from sales of other financial assets	27,081,403	-
Other cash flows provided by (used in) investing activities	89,147,305	233,136,374
Proceeds from dividends received classified for investing purposes	289,576,311	188,653,571
Purchases of property, plant and equipment	(499,384)	(258,554)
Investments in subsidiaries	(81,549,336)	-
Loans to related companies	(4,074,609)	-
Other investment disbursements	(28,801,680)	-

Net Cash Flows provided by (used in) Financing Activities	(303,401,061)	(366,918,220)
Loans obtained	36,500,000	33,500,000
Proceeds from loans from related companies	9,363,881	-
Payments of loans	(148,935,949)	(107,794,043)
Payments of loans to related companies	(7,895,140)	(145,673,288)
Dividends paid to minority interests	(89,894,294)	(63,603,889)
Dividend paid to shareholders of the Company	(102,539,559)	(83,347,000)

Net Increase (Decrease) in Cash and Cash Equivalents	(89,199,900)	56,322,223
Beginning balance of cash and cash equivalents, statement of cash flows	116,525,220	60,202,997
Ending balance of Cash and Cash Equivalents, statement of cash flows	27,325,320	116,525,220

Additional information:

1. Basis of Presentation

Enersis S.A. (“the Parent”) is a holding company that conducts substantially all of its business operations through its subsidiaries. It is important to consider that for purposes of preparing separate financial statements under International Financial Reporting Standards, the Parent records its investments in subsidiaries and associates at its cost. Dividends received from a subsidiary and associate are recognized in profit or loss in the Parent’s separate financial statements when its right to receive such dividend is established. The information described bellow should be read in conjunction with the consolidated financial statements of Enersis S.A. . The basis of presentation and accounting principles used in the preparation of these separate financial statements are described in notes 2 and 3 of the financial statements except for notes 2.4.1, 2.4.2, 2.4.3, 2.5 and 3.c.1 which relates to the consolidation process.

2. Restricted Net Assets

Certain assets of the Parent’s subsidiaries totaling approximately ThCh$1,798,316,054 constitute restricted net assets, as there are contractual, legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located, or because they constitute undistributed earnings of affiliates of the Parent recorded under the equity method of accounting. As of December 31, 2009 all of the restricted net assets of the Parent’s subsidiaries currently exceed 25% of the consolidated net assets of the Parent and its subsidiaries, thus requiring this Schedule I, “Condensed Financial Information of the Registrant”.

------------------------------------------------------------------------------------------------------------------------------------------------