Form 20-F/A
period 2009-12-31
ENERSIS S.A.
filed 2010-11-26
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2009, originally filed with the U.S. Securities and Exchange Commission (“SEC”) on June 11, 2010 (the “Form 20-F”).  The purpose of this Form 20-F/A is to amend the following sections:

•      Introduction. New disclosure regarding consolidation of subsidiaries.

•      Item 4. Information on the Company. A. History and Development of the Company. Recent Developments: Disclosure on the delay, damages and expected losses in Bocamina II, due to the earthquake that Chile experienced on February 27, 2010.

•      Item 4. Information on the Company. A. History and Development of the Company. Capital Investment Program: Disclosure of the investments currently in progress in Chile and abroad.

•      Item 4. Information on the Company. B. Business Overview: Disclosure on breakdown of revenues by geographic markets.

•      Item 4.  Information on the Company.  D. Property, Plants and Equipment: Projects under Development. Disclosure of the estimated amount of investment, including expenditures already paid, estimated completion date and a description of the method of financing.

•      Item 5. Operating and Financial Review and Prospects. A. Operating Results: Revised revenue information of El Chocon and Costanera.

•      Item 5. Operating and Financial Review and Prospects. B.  Liquidity and Capital Resources: Explanation on the convenience of including a financial perspective of our liquidity and capital resources, as a complement to an accounting perspective.  Addition of a cash flow using an accounting perspective and addition of a reconciliation between financial and accounting cash flows.

•      Item 5. Operating and Financial Review and Prospects.  D. Trend Information: Addition of a discussion in the context of trends of main factors relevant to our company as well as material opportunities, challenges and risk we are taking to address them.

•      Item 5. Operating and Financial Review and Prospects. F. Tabular Disclosure of Contractual Obligations: Disclosure enhancing the types of operating and maintenance contracts and other services included in purchase obligations.

•      Item 6. Directors, Senior Management and Employees. A. Directors and Senior Management: Disclosure of the biographical information of Ms. Alba Marina Urrea.

•      Item 6. Directors, Senior Management and Employees. A. Directors and Senior Management: Disclosure of the biographical descriptions of the new directors appointed in April 2010.

•      Item 6. Directors, Senior Management and Employees. B. Compensation: Addition of information regarding pension, retirement or similar benefits for our executive officers.

•      Item 7. Major Shareholders and Related Party Transactions. A. Major Shareholders: Disclosure of information regarding our common stock held in the United States and the number of record holders in the United States. Disclosure stating that our major shareholder, has no different voting rights than the other Enersis shareholders

•      Item 11. Quantitative and Qualitative Disclosures about Market Risk. Revised information in connection to Endesa Spain’s guideline regarding variable interest rate debt.

•      Item 15. Controls and Procedures. (a) Disclosure Controls and Procedures: Statement regarding the effectiveness of the design of our controls and procedures.

•      Item 18: Financial Statements.

•      Report of Independent Registered Public Accounting Firm: Addition of electronic signatures of the Independent Registered Public Accounting Firms (Deloitte’s Reports for Enersis S.A.) and addition of the registered accountant’s opinion that the financial statements comply with IFRS, as issued by the IASB (KPMG’s Report for Empresa Nacional de Electricidad S.A.).

•      Consolidated Statements of Cash Flows: (1) Modification of the line entitled “Share of the (profit) loss of associates accounted for using the equity method, net of the cash distributions received” deleting “net of the cash distributions received”; and (2) a segregation of the amounts of the acquisitions of additional ownership interest in Edelnor and Edegel.

•      Note 2, Basis of Presentation of the Consolidated Financial Statements: First paragraph of Note 2.5 revised by replacing “global integration method” with clearer language in connection with the consolidation process.

•      Note 3, Accounting Principles Applied:  Note 3 a) has been revised to additionally disclose the useful lives used for each class of property, plant and equipment.

•      Note 13, Investments in Associates Accounted for using the equity method: Amendment of the table included in Note 13.1 a) by changing “Dividends Received” to “Dividends Declared.”

•      Note 40, Adoption of International Financial Reporting Standards: Improvement of the explanation of the IFRS adoption process carried out by Enersis.

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

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-Group transactions.

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

Recent Developments

On January 28, 2010 Enersis and Endesa Chile held four bondholder meetings for our Chilean bonds denominated in UF, with the purpose of carrying out certain proposed amendments.  The bondholders approved the amendments, which dealt with both technical adjustments for setting the proper financial covenants as a consequence of the adoption of IFRS on January 1, 2009, as well as new borrower-friendly language on certain cross acceleration and bankruptcy/insolvency clauses.  After giving legal effect to such amendments on March 10, 2010, all series of our Chilean bonds reference only the borrower, and no longer reference any of our subsidiaries in Chile and abroad, in these Event of Default provisions.

On February 27, 2010, Chile experienced a major earthquake measuring 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  Few of our facilities were affected, and the Company did not suffer any casualty.  However, our thermal generation plants Bocamina I (128 MW) and Bocamina II (370 MW, still under construction), which are located near the epicenter, presented some damages, causing the interruption of operations in the former plant and a delay in the construction on the latter.  Bocamina I represents 2% of our generating capacity in Chile.  The earthquake did not affect the feasibility of the new Bocamina II project.  The main contractor of the project has estimated a nine month delay from the original estimated completion date due to the earthquake, with a start up date rescheduled for September 2011, and has presented to the insurance company an estimated damage loss of $ 20 million, the amount necessary to repair physical damages.  Additionally, there may be a profit loss associated with the delay of the commissioning date, given the revenues that the Company was unable to realize because of such delay.  This potential profit loss is subject to several variables, such as the level of prevailing hydrology and actual demand for electricity in the SIC during this period, which cannot be predicted in advance.  This profit loss can only be calculated once the plant starts operations.  The rest of our generating facilities in the country were impacted within the limits of the original design, and there was no discontinuity in their normal operations.  In our distribution business centered in Santiago, 24 hours after the earthquake, service was reinstated to 77% of our Chilectra customers and it took nine days to reach a 99.9% coverage.

Damages experienced by some of our customers affected our business, due to the impact on electricity demand. Also some suppliers (such as Transelec, a transmission company not owned by us) experienced difficulties in their facilities, with negative effects on our capacity to effectively deliver electricity to our clients. We have insurance policies which provide us coverage (while in compliance with our property policy), including property damages, business interruptions and contingent business interruptions (i.e., attributable to our customers and/or suppliers). In the case of Bocamina II, we also have insurance for the construction phase of our projects, covering damages and advance loss of profits for up to two years.  Our claim is currently under the insurance company adjuster’s analysis.  All these insurance policies have their customary deductibles.  There may be an important time lag until we finally receive total compensation.

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

For the period between 2010 and 2014, we expect to make capital expenditures of Ch$ 3,022 billion in our majority-owned subsidiaries.  The table below sets forth the capital expenditures made by our subsidiaries in 2008 and 2009 and the expected capital expenditures for the 2010-2014 period.

	Capital Expenditure (1)
	(in million of Ch$)
	2008	2009	2010-2014
Electricity Generation/Transmission	363,698	395,107	1,280,430
Electricity Distribution	504,040	394,099	1,706,847
Other Businesses	8,980	12,108	34,664

Total	876,718	801,314	3,021,940

(1)          Capex figures represent accrued investments for each year, except for future projections.

Capital Expenditures 2008 and 2009

Electricity Generation

Our generation capital expenditures totaled Ch$ 395 billion in 2009, of which Ch$ 313 billion were incurred in Chile and Ch$ 82 billion outside Chile, while in 2008, these expenditures aggregated Ch$ 364 billion, of which Ch$ 252 billion were incurred in Chile and the rest abroad.

Investments in Chile

In 2009, we incurred total capital expenditures of Ch$ 313 billion.  Main investments carried out during 2009 were the construction of Canela II wind farm that has a total capacity of 60 MW, with an estimated investment of Ch$ 90 billion, of which Ch$ 44 billion were paid in 2009; the Quintero thermal-plant project with an estimated investment of Ch$ 90 billion, of which Ch$ 33 billion were paid in 2009; and the construction of Bocamina II, which is still in progress, with an estimated investment of Ch$ 400 billion, of which Ch$ 152 billion were paid in 2009.  We have also spent Ch$ 48 billion in maintenance of existing installed capacity and Ch$ 35 billion in other minor projects.

In 2008, we incurred total capital expenditures of Ch$ 252 billion.  Main investments carried out during 2008 were the construction of Canela II wind farm, with Ch$ 45 billion paid in 2008; the Quintero thermal-plant project, with Ch$ 41 billion paid in 2008; the construction of Bocamina II, with Ch$ 94 billion paid in 2008; and the construction of the Ojos de

Agua pass-through hydroelectric plant that has an installed capacity of 9 MW, with an estimated investment of Ch$ 15 million, of which Ch$ 5 billion were paid in 2008.  We have also spent Ch$ 35 billion in maintenance of existing installed capacity and Ch$ 32 billion in other minor projects.

Investments Abroad

In 2009, we incurred total capital expenditures of Ch$ 82 billion.  Our main project carried out during 2009 was the installation of a 189 MW turbine at the Santa Rosa plant in Peru, with an estimated investment of Ch$ 55 billion of which Ch$ 10 billion were paid in 2009.  We have also spent Ch$ 67 billion in maintenance of existing installed capacity, mainly in Argentina and Peru, and Ch$ 5 billion in other minor projects.

In 2008, we incurred total capital expenditures of Ch$ 111 billion.  Our main project carried out during 2008 was the installation of the new turbine at the Santa Rosa plant, with Ch$ 45 billion paid in 2008.  We have also spent Ch$ 60 billion in maintenance of existing installed capacity, mainly in Argentina and Colombia, and Ch$ 6 billion in other minor projects.

Electricity Distribution

In 2009, we incurred total capital expenditures of Ch$ 394 billion, principally to better service demographic growth and new clients, as well as to reduce energy losses, of which Ch$ 46 billion were incurred in Chile and Ch$ 348 billion abroad.  On the other hand, in 2008, we incurred total capital expenditures of Ch$ 504 billion in order to serve new clients, reduce energy losses, maintain equipment and lines and improve service, of which Ch$ 59 billion were incurred in Chile and the rest abroad.  We detail below how these amounts were allocated for 2008 and 2009, respectively.

Investments in Chile

During 2009, Chilectra carried out investments for a total amount of Ch$ 46 billion.  Chilectra made progress on its investment plan for meeting the growth in energy demand and providing an increasingly reliable service to all its customers, as well as supporting service quality, safety and loss-prevention projects.

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

During 2008, Chilectra carried out investments for a total amount of Ch$ 59 billion, allocating a considerable portion of investments to projects related to quality service, environment, safety, and information and remote control systems.

Investments Abroad

In Argentina, during 2009, Edesur carried out investments for a total amount of Ch$ 53 billion, mainly in connection to important electricity infrastructure works including the increase in capacity of Perito Moreno substation, a mobile substation in Bosques substation, and the renovation and/or installation of many kilometers of electricity networks and medium and low-tension transformers.

Regarding the expansion of the Perito Moreno substation, in order to provide a solution to the problem of meeting demand in the southeast of the Capital Federal, the project called for an expansion of 2x40 MVA — 132/13.2 kV to 3x40 MVA — 132/13.2 kV.  These works began in 2008 and their completion and start-up occurred in 2009.

Also important was the installation of a new mobile substation at Bosques, in order to meet the high demand growth in the Greater Buenos Aires districts of Berazategui, Hudson, Gutiérrez, Bosques, Florencio Varela and El Pato.  The project consisted of connecting a mobile substation within the site of the Bosques substation and incorporating five new medium-tension feeders.

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

During 2008, Edesur carried out investments for a total amount of Ch$ 81 billion, in order to maintain quality service and protect public safety.  Toward this end, it undertook several projects, like the capacity increase in the Héroes de Malvinas substation and the construction of a new substation in Glew, among others.

In the case of Brazil in 2009, total investment amounted to Ch$ 187 billion, mainly concentrated on projects for reducing losses and improving the quality of the distribution network.  Important improvements have been achieved in both in recent years, although the results in 2009 were affected by the global crisis and certain effects that impacted the supply service, with the consequent worsening of the quality indicators.  On the other hand, total investments in 2008 were Ch$ 239 billion.

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

In 2008, Ampla invested in the improvement of its distribution network and obtained an 8.7% rating in 2008 (up from 5.5% in 2007) in terms of quality of energy supply.

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

On the other hand, due to the investments carried out during 2008, Coelce connected approximately 148,000 new customers to the low-tension electric power network.

In Colombia in 2009, through Codensa, investments for a total amount of Ch$ 71 billion were carried out, mainly directed to expansion projects for servicing new customers and growth in demand, and for incorporating equipment and renovating distribution networks in order to continue improving the continuity and quality of energy supplies.

In particular, in the technical area, investments for a total amount of Col$ 220,054 million ($ 108 million as of December 31, 2009) were made in order to service centers of demand growth, normalize the high and medium-tension infrastructure, and improve the service quality and reliability indicators of the distribution system.

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

During 2008, Codensa made investments for a total amount of Ch$ 80 billion, mainly to improve the reliability of distribution systems in Bogotá, Cundinamarca and the National Interconnected System.

In Peru in 2009, Edelnor carried out investments for a total amount of Ch$ 37 billion, focused mainly on the expansion and reinforcement of low and medium-tension networks, plus the expansion of capacity in medium and low-tension feeders and the increase in capacity of the transforming substations.

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

Finally, in 2008, Edelnor invested Ch$ 44 billion, primarily in expanding and reinforcing its medium- and low-tension networks.  It also increased its medium- and low-tension feeders to satisfy demand for electricity that increased by 7.8% compared to 2007.

Investments currently in progress

Investments in Chile

Our main investment currently in progress in Chile is the construction of Bocamina II, the second unit of our Bocamina power plant.  This project is located in the Coronel district in the Bío-Bío region.  Its installed capacity is estimated to be 370 MW and the start-up is planned for September 2011.  Total estimated investment is approximately Ch$ 400 billion.

Investments in Other Countries

Our main project being developed outside Chile is El Quimbo, a hydroelectric power plant located in Colombia.  Following the conclusion of the Firm Energy Obligation process (see “— B. Business Overview—Electricity Industry Regulatory Framework”) for the projects which start operations between December 2014 and November 2019, the Colombian Ministry of Mines and Energy chose Emgesa’s El Quimbo hydroelectric project in June 2009, with a capacity of 400 MW.  In line with the project’s schedule, the principal civil works and equipment supply and assembly contracts are currently in their tender processes.  Total estimated investment is approximately $ 630 billion, in nominal terms, including interest expenses.

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

Operating Revenues by Business Segment

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business Segment
Endesa Chile and subsidiaries (Chile)	1,609,158	1,373,231	(235,927)	(14.7)%
Costanera (Argentina)	240,087	231,421	(8,666)	(3.6)%
El Chocón (Argentina)	44,141	65,298	21,157	47.9%
Cachoeira Dourada (Brazil)	147,105	88,300	(58,805)	(40.0)%
CIEN (Brazil)	72,776	97,961	25,185	34.6%
Endesa Fortaleza (Brazil)	110,163	138,595	28,432	25.8%
Emgesa (Colombia)	401,470	500,964	99,494	24.8%
Edegel (Peru)	208,497	213,625	5,128	2.5%
Total	2,833,397	2,709,395	(124,002)	(4.4)%

Distribution Business Segment
Chilectra and subsidiaries (Chile)	1,078,280	1,084,346	6,066	0.6%
Edesur (Argentina)	333,267	324,518	(8,749)	(2.6)%
Distrilima/Edelnor (Peru)	253,652	301,472	47,820	18.9%
Ampla (Brazil)	964,909	1,001,031	36,122	3.7%
Investluz/Coelce (Brazil)	759,779	766,723	6,944	0.9%
Codensa (Colombia)	661,154	740,360	79,206	12.0%
Total	4,051,041	4,218,450	167,409	4.1%

Less: intercompany transactions	(324,847)	(477,957)	(153,110)	(47.1)%
Total	6,559,591	6,449,888	(109,703)	(1.7)%

For further information related to operating revenues and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and note 35 to our Consolidated Financial Statements.

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

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW) (1)

	2007	2008	2009
Endesa Chile	3,034	3,139	3,446
Pehuenche	699	699	699
Pangue	467	467	467
San Isidro	379	379	379
Celta	182	182	182
GasAtacama	—	390	390
Endesa Eco	18	27	87
Total	4,779	5,283	5,650

(1)   The installed capacity was certified by Bureau Veritas.

Our total electricity generation in Chile (in both the SIC and the SING) reached 22,239 GWh in 2009, 4.6% higher than in 2008, and accounted for approximately 39.1% of total electricity production in Chile during 2009.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2007	2008	2009
Endesa Chile	11,093	12,204	12,265
Pehuenche	3,437	3,589	3,613
Pangue	1,351	1,763	2,113
San Isidro	1,956	1,289	1,616
Celta	933	912	981
GasAtacama	—	1,460	1,558
Endesa Eco	3	49	94
Total	18,773	21,267	22,239

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

On June 29, 2009, the first ship with LNG arrived, and after that, another seven commercial ships arrived with LNG during 2009.  Endesa Chile consumed 206 million m(3) of LNG in 2009.

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

Three governmental entities have primary responsibility for the implementation and enforcement of the Chilean Electricity Law.  Twice a year (in April and October), the CNE calculates the Precio de Nudo (node price), or energy and capacity regulated prices that distribution companies pay to generators.  In 2005, bid processes were introduced for distribution companies’ energy supply, and therefore after 2010 the energy “node price” will be necessary only to set the maximum offer price for each energy bid to regulated customers.  The CNE also prepares the Indicative Plan, a ten-year guide for the expansion of the generation and transmission system.  The SEF sets and enforces the technical standards of the system and the proper compliance with the law.  In addition, the Ministry of Energy was created in 2009.  The Ministry grants final approvals for tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

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

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, may be determined by an administrative proceeding that may be appealed in the Chilean courts.

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

On April 1, 2008, Law No. 20,257, which is an amendment to the General Services Law, was enacted.  The purpose of the amendment is to promote the use of NCRE.  This law defines the different types of technologies considered as NCRE, and establishes the obligation of generators between 2010 and 2014, to supply 5% of the total energy contracted from August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to 10% as of 2024.  Currently, our power plants recognized as NCRE generators are Palmucho, Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Endesa Chile estimates that it will be able to fully comply with this obligation in 2010 and generate excess energy with NCRE, with the capacity to sell the surplus to other generators.  The additional cost of generating with NCRE will be charged as a pass-through in the new contracts, thus eliminating the impact to our revenues.

Water rights

Endesa Chile owns indefinite term, unconditional and absolute property water rights granted by the Chilean Water Authority.  Chilean generation companies must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated to the water right considered.  The maximum license fees to be recovered are those paid during the 8 years before the start-up date. As of the date of this report, Endesa Chile has not recovered any license fee already paid.  During 2009, we paid Ch$ 2,699 million ($ 5.3 million) associated with 2008 water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Endesa Chile continuously analyzes which water rights it will maintain, disregard or acquire.  We estimate that in 2010 we will pay fees for $ 5.3 million.  We expect that if we do not abandon any water rights in the SIC, we will have to pay license fees aggregating to no more than $ 5.5 million per year through December 2011.  Thereafter, the water rights law requires an annual fee that will be doubled and will thereafter remain flat for five years, at which point the license fee will be doubled once again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012, even though, Endesa Chile does not and will not have any water rights in that area.

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

Pursuant to the market regulation, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

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

Ordinary tariff revision takes into account the entire tariff-setting structure for the company, including the costs of providing services, the costs of purchasing energy and the return for the investor.  Under their concessions, Coelce is subject to tariff revisions every four years, and every five years for Ampla.  The asset base consists of the market replacement value depreciated during their useful life from an accounting point of view and the rate of return for the assets is based on the Weighted Average Cost of Capital, or WACC, of a model company.  The operating and maintenance costs reflected in the tariff are calculated based on the model company which considers the singular characteristics of the distribution concession area.

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

The principal items that were considered by ANEEL were investments planned by Ampla for the period 2009-2013 for R$ 1.6 billion, and the recognition of investments for the reduction of non-technical losses.  The portion of controllable costs

(named component B in the concession contracts) was also positively affected by the recognition of investments.  A regulatory trajectory for loss reduction was defined, which considers a decline of 0.7% per year.

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

The Colombian Electricity Act sets out the principles for the electricity industry, which are implemented through the resolutions enacted by the Energy and Gas Regulatory Commission, or “CREG.”  Such principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost);  quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment to all electricity consumers); solidarity (the provision of funds by high-income consumers to subsidize the subsistence consumption of low-income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

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

Export and Import Electricity

Decision CAN 536 of 2002, signed by the countries that participate in the Andean Nations Community (CAN) — Colombia, Ecuador, Bolivia and Peru-, established the general framework for the Subregional interconnection of electrical systems that implied a coordinated economic dispatch of the countries involved in the interconnections.  In this context, in March 2003 the interconnection system between Colombia and Ecuador was inaugurated.

In November 2009, Decision CAN 720 of 2009 was enacted; it replaced transitorily Decision CAN 536 for a maximum period of two years.   Resolutions CREG 160-2009 and 189-2009 adapted the regulatory framework in Colombia according to the new Decision.

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

Peru

Industry Structure

The main regulations of the Peruvian electricity industry are: the Law of Electricity Concessions (Decree Law No. 25,844) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law No. 28,832), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020-97), the Electricity Import and Export Regulation (Supreme Decree 049-2005), the Antitrust Law on the Electricity Sector (Law No. 26,876), Law No. 26,734, which regulates the investments in energy, in addition to the supplementary Law No. 27,699 of Organismo Supervisor de la Inversión en Energía y Minería (Energy and Mining Investment Supervisor Authority) or the Osinergmin, the Peruvian regulatory electricity authority, and the regulation for resolution of controversies that arise within this institution.

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

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices.  Decree 049-2008 established two calculations, one theoretical dispatch without any restrictions and a real dispatch considering the restrictions.  The spot price is obtained from the theoretical dispatch, and the additional cost of operation associated with the system restrictions are paid to the affected generators, through a mechanism established by the authority.

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

ENERSIS
ENDESA MARKET PLACE
15.0%
COMPAÑIA AMERICANA DE MULTISERVICIOS LTDA
INMOBILIARIA MANSO DE VELASCO LTDA.
SYNAPSIS SOLUCIONES Y SERVICIOS IT LTDA.
CHILECTRA S.A.
ENDESA CHILE
100.0%
100.0%
100.0%
0.0%
99.1%
60.0%
KONECTA CHILE S.A.
CAM PERÚ LTDA.
SOC. AGRICOLA DE CAMEROS LTDA.
SYNAPSIS PERÚ LTDA.
CAM COLOMBIA LTDA
AGUAS SANTIAGO PONIENTE S.A.
SYNAPSIS COLOMBIA LTDA.
CAM ARGENTINA LTDA.
AGRICOLA E INMOBILIARIA PASTOS VERDES LTDA.
SYNAPSIS ARGENTINA LTDA.
SISTEMAS SEC S.A.
CONST.Y PROYECTOS LOS MAITENES S.A.
CAM BRASIL MULTISERVICIOS LTDA.
SYNAPSIS BRASIL LTDA.
CHILECTRA INVERSUD
LUZ ANDES S.A.
EMPRESA ELECTRICA DE COLINA S.A.
DECA S.A.
EEC S.A.
Sociedad Portuaria Central Cartagena S.A.
INVERSORA CODENSA S.A.S
INVERSIONES CODENSA S.A.
CODENSA S.A.
EDELNOR S.A.
INVERSIONES DISTRILIMA S.A.
COMPAÑIA PERUANA DE ELECTRICIDAD S.A
DISTRILEC INVERSORA S.A.
EDESUR S.A.
SACME
ENDESA BRASIL S.A. (Holdco)
AMPLA INVESTIMENTOS
AMPLA
INVESTLUZ S.A.
COELCE
CIEN
C.G.T. FORTALEZA
CACHOEIRA DOURADA
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

The following table identifies the power plants that Endesa Chile owns, at the end of each year, and their basic characteristics:

Country/Company	Power Plant Name	Power Plant Type (1)	2007		2008		2009
			MW		MW		MW

Argentina
Endesa Costanera	Total		2,324		2,324		2,324
	Costanera Steam Turbine	Steam Turbine/ Gas+ Fuel Oil	1,138		1,138		1,138
	Costanera Combined Cycle II	Combined Cycle/ Gas+Diesel Oil	859		859		859
	Central Buenos Aires Combined Cycle I	Combined Cycle/ Gas	327	(2)	327		327

El Chocón	Total		1,320		1,328		1,328
	Chocón	Reservoir	1,200		1,200		1,200
	Arroyito	Pass-through	120		128	(3)	128	(2)
Total Capacity in Argentina			3,644		3,652		3,652

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass Through	665		665		665
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/ Gas	322		322		322
Total Capacity in Brazil			987		987		987

Chile
Endesa Chile	Total		3,034		3,139		3,446
	Total Hydroelectric		2,286		2,286		2,290
	Rapel	Reservoir	377		377		377
	Cipreses	Reservoir	106		106		106
	El Toro	Reservoir	450		450		450
	Los Molles	Pass-through	18		18		18
	Sauzal	Pass-through	77		77		77
	Sauzalito	Pass-through	12		12		12
	Isla	Pass-through	68		68		70	(4)
	Antuco	Pass-through	320		320		320
	Abanico	Pass-through	136		136		136
	Ralco	Reservoir	690		690		690
	Palmucho	Pass-through	32		32		34	(5)
	Total Thermal		748		853		1,156
	Huasco	Steam Turbine/Coal	16		16		16
	Bocamina	Steam Turbine/Coal	128		128		128
	Diego de Almagro (6)	Gas Turbine/ Diesel Oil	47		47		47
	Huasco	Gas Turbine/IFO 180 Oil	64		64		64
	Taltal	Gas Turbine/ Gas+Diesel Oil	245		245		245
	San Isidro 2	Combined Cycle / Gas+Diesel Oil	248		353		399	(2)(7)
	Quintero	Gas Turbine/ Gas+Diesel Oil	—		—		257	(8)
Pehuenche	Total		699		699		699
	Pehuenche	Reservoir	570	(2)	570		570
	Curillinque	Pass-through	89		89		89
	Loma Alta	Pass-through	40		40		40
Pangue	Pangue	Reservoir	467		467	(2)	467
San Isidro	San Isidro	Combined Cycle / Gas+Diesel Oil	379		379		379
Celta	Total		182		182		182
	Tarapacá	Steam Turbine/Coal	158		158		158
	Tarapacá	Gas Turbine/Diesel Oil	24		24		24
Endesa Eco	Total		18		27		87
	Canela	Wind Farm	18		18		18

	Canela II	Wind Farm	—		—		60	(9)
	Ojos de Agua	Pass-through	—		9		9
GasAtacama	Atacama (10)	Combined Cycle / Gas+Diesel Oil	—		390		390
Total Capacity in Chile			4,779		5,283		5,650

Colombia
Emgesa	Total		2,829		2,895		2,895
	Guavio	Reservoir	1,213		1,213		1,213
	Paraíso	Reservoir	276		276		276	(2)
	La Guaca	Pass-through	325		325	(2)	325
	Termozipa	Steam Turbine/Coal	236		236		236
	Cartagena	Steam Turbine/Gas + Diesel Oil	142		208	(11)	208
	Minor plants (12)	Pass-through	96		96		96
	Betania	Reservoir	541		541		541
Total Capacity in Colombia			2,829		2,895		2,895

Peru
Edegel	Total		1,469		1,467		1,667
	Huinco	Pass-through	247		247		247
	Matucana	Pass-through	129		129		129
	Callahuanca	Pass-through	80		80		80
	Moyopampa	Pass-through	65		65		65
	Huampani	Pass-through	30		30		30
	Yanango	Pass-through	43		43		43
	Chimay	Pass-through	151		151	(2)	151
	Santa Rosa	Gas Turbine/Diesel Oil	231	(2)	229	(13)	430	(14)
	Ventanilla	Combined Cycle/ Gas	493		493		493	(2)
Total Capacity in Peru			1,469		1,467		1,667
Consolidated Capacity			13,707		14,284		14,851

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses a dam or a river, respectively, to move the turbines which generate electricity.
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

In July and September 2009, the first and second unit started their commercial operations with a gross output of 129 MW and 128 MW, respectively.  The Quintero power plant was finally declared with an aggregate gross capacity of 257 MW, in open cycle operating with diesel, and as of December 2009 is able to operate as well with natural gas from the LNG re-gasification plant.

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

Projects under Construction

Chile. Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and disposal of ashes.  This second unit will use pulverized coal and technology for reduction of emissions. Its installed capacity is estimated to be 370 MW and the start-up is planned for September 2011.

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

Projects under Development

The estimated investments disclosed in this section aggregate the funds that the Company expects to spend in nominal dollars in each year.  In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

Chile. Los Cóndores Project

The project, that already has the environmental approval, is located in the Maule River basin, in Chile’s Maule Region and consists of a 150 MW hydroelectric power station that will use the water flows from Maule Lake.  Total estimated investment is in the range of $ 450 - $ 500 million, of which $ 17 million have been paid.  Start-up is expected no earlier than the second half of 2015.  Until now, this project has been financed with resources provided by Endesa Chile.

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

Chile.  Neltume-Choshuenco Hydroelectric Project

The Neltume and Choshuenco projects are located in Chile’s Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW run-of-the-river hydro plant.  The Choshuenco project uses the flows of the Llanquihue River at its source, at the junction with the Fuy and Neltume Rivers, with the possibility of building a run-of-the-river 128 MW hydro plant.  Total estimated investment for the Neltume project is in the range of $ 800 - $ 850 million, of which $ 21 million have been paid.  Start-up is expected no earlier than the second half of 2015.  For Choshuenco, total estimated investment is in the range of $ 350 - $ 400 million, of which $ 4 million have been paid.  Start-up is expected no earlier than the second half of 2017.  Until now, both projects have been financed with resources provided by Endesa Chile.

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

Chile.  HidroAysén Project

The HidroAysén hydropower project consists of five hydroelectric power stations, with an aggregate capacity of 2,750 MW, two of which are located in the Baker River (660 MW and 360 MW) and the other three in the Pascua River (500 MW, 770 MW and 460 MW).  Connection to the SIC consists of a nearly 2,000 km, 500 kV high-voltage direct current (HVDC) transmission line.  Estimated investment for Endesa Chile’s 51% participation is in the range of $ 2,700 - $ 3,200 million, of which $ 80 million have been paid.  Start-up of the first unit is expected no earlier than 2019.  Until now, our 51% of this project has been financed with resources provided by Endesa Chile.

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

Chile. Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.  Total estimated investment for the first unit of this plant is in the range of $ 850 - $ 900 million, of which $ 13 million have been paid.  Start-up is expected no earlier than 2015.  Until now, this project has been financed with resources provided by Endesa Chile.

During 2009, the project was submitted to the Environmental Impact Study and basic engineering studies took place.

Chile.  Piruquina Mini Hydro Project

The project is developed by Endesa Eco and is located in the island of Chiloé, 17 km from Castro.  It consists of a run-of-the-river hydroelectric power plant which will use water flow from the Carihueico River.  According to the feasibility study, the installed capacity will be 7.6 MW.  Total estimated investment is in the range of $ 35 - $ 40 million, of which $ 3 million have been paid.  Start-up is expected no earlier than 2013.  Until now, this project has been financed with resources provided by Endesa Chile.

In November 2009, the Los Lagos Region Corema approved the Environmental Impact Study and in December 2009, Endesa Chile initiated the bidding process for a turnkey EPC contract.

Colombia. Quimbo Hydroelectric Project

El Quimbo hydroelectric project will be located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generator units. We expect that the project will start operations by December 2014.  Total estimated investment is in the range of $ 900 - $ 950 million, of which $ 10 million have been paid.  Until now, this project has been financed with resources provided by Emgesa.

In 2009 the Ministry of the Environment approved the environmental license and building permission.  The award of the contract for deviation works is expected for 2010.

As a result of the awarding process, Emgesa assumed the obligation to offer firm energy from El Quimbo as of December 2014.

Peru. Curibamba Hydroelectric Project

We began the studies for the construction of a hydroelectric pass through power plant, in the region of Junín, in the Tulumayo River basin in the upper part of the river where Edegel’s Chimay power plant is located.  The Curibamba project will have an installed capacity of 188 MW with two generation units.  Total estimated investment of this plant is in the range of $ 350 - $ 400 million, of which $ 2 million have been paid.  Start-up is expected no earlier than the second half of 2015.  Until now, this project has been financed with resources provided by Edegel.

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

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

		Concession Area	Transmission Lines (km) (1)
	Location	(km2)	2008	2009
Chilectra	Chile	2,118	355	355
Edesur	Argentina	3,309	1,160	1,162
Edelnor	Peru	2,440	425	436
Ampla	Brazil	32,615	2,333	2,333
Coelce	Brazil	148,825	4,244	4,312
Codensa	Colombia	18,217	1,227	1,274
Total		203,320	9,744	9,872

(1)          The transmission lines consist of circuits with voltages in the range of 27 kV - 220 kV.

Power and Interconnection Sub-Stations and Transformers (1)

	2008			2009
	Number of Sub- stations	Number of Transformers	Capacity (MVA)	Number of Sub- stations	Number of Transformers	Capacity (MVA)
Chilectra	53	148	6,652	53	149	6,729
Edesur	66	171	11,406	67	173	11,481
Edelnor	29	64	2,452	29	64	2,572
Ampla	116	226	4,376	117	226	4,434
Coelce	95	151	2,145	97	154	2,211
Codensa	61	206	7,460	85	240	7,685
Total	420	966	34,491	448	1,006	35,112

(1)          Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (low voltage).

Distribution Network - Medium and Low Voltage Lines (1)

	2008		2009
	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)
Chilectra	4,745	9,817	4,822	9,964
Edesur	7,118	15,760	7,223	15,870
Edelnor	3,480	18,053	3,597	18,708
Ampla	31,238	16,901	32,052	17,146
Coelce	68,435	42,281	74,829	44,297
Codensa	18,417	22,096	22,487	27,632
Total	133,433	124,908	145,010	133,617

(1) Medium voltage lines: 7 kV–34.5 kV; low voltage lines: 380-110 V.

Transformers for Distribution (1)

	2008		2009
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Chilectra	27,768	6,062	28,057	6,256
Edesur	23,834	5,110	23,474	5,339
Edelnor	9,481	1,252	9,540	1,304
Ampla	102,878	3,561	105,308	3,701
Coelce	115,086	3,825	124,800	3,944
Codensa	62,952	7,559	71,420	8,142
Total	341,999	27,369	362,599	28,686

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

The discount rates applied in 2009 and 2008 were as follows:

		2008		2009
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	pesos	9.90%	10.40%	9.24%	9.53%
Argentina	Argentine pesos	17.40%		19.51%
Brazil	reais	12.10%		11.32%
Peru	soles	10.00%		9.09%
Colombia	Colombian pesos	11.90%		11.45%

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

•                  EBITDA increased by 7.2%, to Ch$ 2,444,934 million.

•                  Operating income rose by 3.3% to Ch$ 1,924,636 million, reflecting the better performance of the generation and transmission businesses.

•                  The contributions of our principal lines of business to the operating income of the Company were as follows:

Generation and Transmission	61%
Distribution	39%

Operating Income

The following table shows the operating income by company, for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business
Endesa Chile and subsidiaries (Chile)	567,737	640,040	72,303	12.7%
Costanera (Argentina)	18,425	4,380	(14,045)	(76.2)%
El Chocón (Argentina)	19,031	38,700	19,669	103.4%
Cachoeira Dourada (Brazil)	94,782	50,629	(44,153)	(46.6)%
CIEN (Brazil)	45,722	47,992	2,270	5.0%
Endesa Fortaleza (Brazil)	28,510	83,926	55,416	194.4%
Emgesa (Colombia)	216,818	250,811	33,993	15.7%
Edegel (Peru)	51,946	76,049	24,103	46.4%
Total	1,042,971	1,192,527	149,556	14.3%

Distribution Business
Chilectra and subsidiaries (Chile)	213,623	129,032	(84,591)	(39.6)%
Edesur (Argentina)	45,627	31,876	(13,751)	(30.1)%
Edelnor (Peru)	52,944	62,425	9,481	17.9%
Ampla (Brazil)	168,466	187,025	18,559	11.0%
Coelce (Brazil)	139,942	151,175	11,233	8.0%
Codensa (Colombia)	202,980	199,884	(3,096)	(1.5)%
Total	823,582	761,417	(62,165)	(7.5)%

Less: intercompany transactions	(2,902)	(29,308)	(26,406)	(909.9)%
Total	1,863,651	1,924,636	60,985	3.3%

The table below breaks down operating income by segment for years ended December 31, 2008 and 2009.

	Year ended December 31, (1)
	(in million of Ch$)
	Generation and Transmission		Distribution		Holding expenses and consolidation adjustments		Total
	2008	2009	2008	2009	2008	2009	2008	2009

Operating revenues	2,833,397	2,708,357	4,051,041	4,218,450	(324,847)	(476,919)	6,559,591	6,449,888
Operating costs	(1,786,663)	(1,515,949)	(3,227,459)	(3,457,033)	321,182	447,730	(4,695,941)	(4,525,252)

Operating income	1,043,734	1,192,408	823,582	761,417	(3,665)	(29,189)	1,863,651	1,924,636

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

Operating Revenues by Business Segment

The table below presents our operating revenues for 2008 and 2009:

	Year ended December 31,
	2008	2009	Change	% Change
	(in million of Ch$)
Generation Business Segment
Endesa Chile and subsidiaries (Chile)	1,609,158	1,373,231	(235,927)	(14.7)%
Costanera (Argentina)	240,087	231,421	(8,666)	(3.6)%
El Chocón (Argentina)	44,141	65,298	21,157	47.9%
Cachoeira Dourada (Brazil)	147,105	88,300	(58,805)	(40.0)%
CIEN (Brazil)	72,776	97,961	25,185	34.6%
Endesa Fortaleza (Brazil)	110,163	138,595	28,432	25.8%
Emgesa (Colombia)	401,470	500,964	99,494	24.8%
Edegel (Peru)	208,497	213,625	5,128	2.5%
Total	2,833,397	2,709,395	(124,002)	(4.4)%

Distribution Business Segment
Chilectra and subsidiaries (Chile)	1,078,280	1,084,346	6,066	0.6%
Edesur (Argentina)	333,267	324,518	(8,749)	(2.6)%
Distrilima/Edelnor (Peru)	253,652	301,472	47,820	18.9%
Ampla (Brazil)	964,909	1,001,031	36,122	3.7%
Investluz/Coelce (Brazil)	759,779	766,723	6,944	0.9%
Codensa (Colombia)	661,154	740,360	79,206	12.0%
Total	4,051,041	4,218,450	167,409	4.1%

Less: intercompany transactions	(324,847)	(477,957)	(153,110)	(47.1)%
Total	6,559,591	6,449,888	(109,703)	(1.7)%

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

In Argentina, Costanera’s operating revenues declined by Ch$ 8.7 billion, or 3.6%.  This is explained in part by lower physical sales, which declined by 3.0% to 8,284 GWh, though this was partly compensated by a 7.5% increase in average sales prices in local currency during 2009.  On the other hand, El Chocón’s revenues increased by 47.9%, the equivalent of Ch$ 21.2 billion, mainly due to the 61.4% increase in physical sales as a result of greater reservoir water levels at the beginning of the year, which brought greater hydraulic availability.  The average sale price remained unchanged in both years at around Ar$ 106 per MWh.  In both companies, the translation effect negatively affected results, which resulted in a 8.5% decrease in revenues in pesos.

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

B.            Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries.  The following discussion of cash sources and uses reflects the key drivers of cash flow for Enersis.  The discussion focuses on our liquidity and capital resources from a financial perspective, which supplements our discussion from an accounting perspective presented below.  We present our cash flow from a financial perspective primarily because we believe that it better reflects for our investors Enersis’ cash inflows and outflows for the period, as well as cash that is more readily available for servicing our debt and undertaking investments and capital expenditures.  We have traditionally discussed our liquidity in a more conservative manner so as not to potentially induce erroneous interpretations by the reader that may result if only an accounting treatment were to be presented.  For information on cash flows from an accounting perspective, please see “Item 18.  Financial Statements — Consolidated Financial Statements — Consolidated Statements of Cash Flows for the years ended December 31, 2008 and 2009.”

Enersis receives cash inflows from its own operational assets and from its subsidiaries, as well as from related companies in Chile and abroad.  Cash flows generated by Enersis and its wholly-owned Chilean subsidiaries (CAM, Synapsis and IMV), are included in the analysis as inflows and outflows from operating activities.  The Company directly controls these cash flows through short-term intercompany loans.

Inflows and outflows of non-wholly owned subsidiaries (including Endesa Chile, Chilectra and Endesa Brasil, among others) and associates, on the other hand, are included in the analysis primarily as dividends and capital reductions and also as interest income and intercompany debt amortization.

Foreign subsidiaries’ cash flows are not fully available to Enersis, mainly because they are not wholly-owned, and because there may be a time lag before Enersis has effective access to those funds.  Therefore, an accounting perspective only may distort, and usually overstate, the actual liquidity available to the holding company in Chile at any point in time.  The consolidated cash flow in Enersis’ Financial Statements, as presented on page F-15, is not representative of cash and cash equivalents available to the holding company in Chile, because these inflows and outflows are presented in an aggregated form.

We believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will suffice to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.  Our subsidiary Endesa Chile has relatively small revolving bank loans due in November 2010, and in July 2011, and we do not foresee any difficulty in funding those obligations.

Set forth below, is the cash flow from a financial perspective presented in Chilean pesos.  Our financial cash flow is constructed in dollars, as it includes financial information from our subsidiaries which is also constructed in dollars.  In contrast, the accounting perspective cash flow is in Chilean pesos, our reporting currency.  2008 data is translated into pesos at the prevailing exchange rate as of December 31, 2008, equivalent to Ch$ 636.45 per U.S.$ 1, and 2009 data is translated into pesos at the prevailing exchange rate as of December 31, 2009, equivalent to Ch$ 507.10 per U.S.$ 1.  As a consequence of using different exchange rates for the translation into Chilean pesos, the final cash for 2008 differs with the initial cash for 2009.

	2008	2009
	(In Ch$ billion)
INITIAL CASH (A)	84.9	108.7

SOURCES (B) + (C)	552.1	549.2

Cash Inflows from Chile (B)	510.9	467.1
Cash inflows from operations	193.6	162.0
Interest income from Chilean subsidiaries	24.4	17.3
Dividends from Chilean subsidiaries	170.2	188.4
Amortization of intercompany loans from Chilean subsidiaries	122.8	99.4
Other Income from non-operating activities	—	—

Cash Inflows from foreign subsidiaries (C)	41.2	82.1
Interest income from foreign subsidiaries	—	6.0
Dividends from foreign subsidiaries	41.2	76.0
Capital reductions	—	—
Management fee and others	—	—
Intercompany debt amortizations	—	—
USES (D) + (E)	500.6	612.3

Cash outflows from operations (D)	203.0	223.2
Cash outflows from operations	187.9	201.1
Taxes	15.1	22.0

Cash Outflows from non-Operating Activities (E)	297.6	389.1
Interest expenses and derivative contracts	17.2	61.2
Dividend payment	201.4	199.7
Debt amortization	79.0	128.1

FINAL CASH (A)+(B)+(C)-(D)-(E)	136.4	45.6

For the twelve-month period ended December 31, 2009, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

•                  Ch$ 162.0 billion of cash inflows from operating revenues of ourselves and our wholly-owned Chilean subsidiaries;

•                  Ch$ 17.3 billion of interest payments from Chilean subsidiaries not wholly-owned;

•                  Ch$ 188.4 billion of dividends from Chilean subsidiaries;

•                  Ch$ 99.4 billion in intercompany loan payments;

•                  Ch$ 6.0 billion of interest income from foreign subsidiaries; and

•                  Ch$ 76.0 billion from dividends of foreign subsidiaries.

The aggregate inflows of cash from these sources amounted to Ch$ 549.2 billion.

For the same twelve-month period ended December 31, 2009, Enersis principal cash outflows totaled Ch$ 612.3 billion, including:

•                  Ch$ 201.1 billion from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•                  Ch$ 22.0 billion in taxes paid by Enersis and its wholly-owned subsidiaries;

•                  Ch$ 61.2 billion in net interest expense (net of derivative contracts and interest income);

•                  Ch$ 199.7 billion dividend payments made by Enersis; and

•                  Ch$ 128.1 billion of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2009, Enersis had Ch$ 45.6 billion in cash.

For the twelve-month period ended December 31, 2008, our principal sources of funds, expressed in dollars at the year-end exchange rate, were:

•                  Ch$ 193.6 billion of cash inflows from operating revenues of our wholly-owned subsidiaries;

•                  Ch$ 24.4 billion of interest payments from non wholly-owned Chilean subsidiaries;

•                  Ch$ 170.2 billion of dividends from Chilean subsidiaries;

•                  Ch$ 122.8 billion of intercompany loan payment; and

•                  Ch$ 41.2 billion in dividends from foreign subsidiaries.

The aggregate inflows of cash from these sources amounted to Ch$ 552.1 billion.

For the same twelve-month period ended December 31, 2008, Enersis’ principal cash outflows totaled Ch$ 500.6 billion, including:

•                  Ch$ 187.9 billion from operating expenses of our wholly-owned subsidiaries, including investments and capital expenditures;

•                  Ch$ 15.1 billion in taxes paid by Enersis and its wholly-owned subsidiaries;

•                  Ch$ 17.2 billion in net interest expense (net of derivatives contracts and interest income);

•                  Ch$ 201.4 billion dividend payments by Enersis; and

•                  Ch$ 79.0 billion of net debt amortization (discounting new debt used for refinancing purposes).

As of December 31, 2008, Enersis had Ch$ 136.4 billion in cash.

Set forth below, is the Consolidated Cash Flow from an accounting perspective:

	2008	2009
	(in Ch$ billion)
Net Cash Flows Provided by Operating Activities	1,911.2	2,038.3

Net Cash Flows Provided by Investing Activities	(707.1)	(867.3)

Net Cash Flows Provided by Financing Activities	(509.3)	(1,308.4)

Net Increase (Decrease) in Cash and Cash Equivalents	694.8	(137.3)

Effects of foreign exchange rate variations on cash and cash equivalents	34.4	(45.8)
Beginning Balance of Cash and Cash Equivalents, Statements of Cash Flows	588.9	1,318.1
Ending Balance of Cash and Cash Equivalents, Statements of Cash Flows	1,318.1	1,134.9

For the twelve-month period ended on December 31, 2009, the operating activities of the company totaled a net cash inflow of Ch$ 2,038.3 billion.  The main driver was a positive inflow as a result of the net income of the period that amounted to Ch$ 1,311.3 billion.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income”.  Other drivers of the operating cash flow were non-monetary adjustments for Ch$ 509.3 billion, mainly explained by the amortization and depreciation in the period for a total amount of Ch$ 454.4 billion, and an increase in provisions for a total amount of Ch$ 104.2 billion.  This was partially offset by income tax payments that totaled Ch$ 234.5 billion.

For the twelve-month period ended on December 31, 2008, the operating activities of the company totaled a net cash inflow of Ch$ 1,911.2 billion.  One of the main sources was the net income of the period that totaled Ch$ 1,034.2 billion.  See “Item

5. Operating and Financial Review and Prospects — A. Operating Results — Net Income”.  Other drivers of operating cash flow were non-monetary adjustments for Ch$ 397.9 billion, mainly explained by Ch$ 417.7 billion in depreciation and amortizations in the period.  This was partly offset by a decrease in working capital of Ch$ 271.6 billion, which corresponds primarily to a decrease in trade accounts receivables.

For the twelve-month period ended on December 31, 2009, investment activities generated a net cash outflow of Ch$ 867.3 billion, including fixed and intangible assets for a total amount of Ch$ 12.9 billion, mainly as a result of investments at the level of the Company and our subsidiaries Chilectra, Codensa, Edelnor, Edesur, Ampla and Coelce.  It is also explained by other outflows that totaled Ch$ 342.1 billion that mainly correspond to the acquisition of additional equity stakes in Edegel and Edelnor, the acquisition of an equity interest in Cundinamarca, and also due to margin calls at the level of the Company.  See “Item 4. Information of the Company — A. History and Development of the Company — Capital Investment Program”.  This was partially compensated by proceeds for sale of financial assets for Ch$ 190.2 billion, which corresponds mainly to the sale of the Codensa’s retail business (Codensa Hogar) and the sale of the participation in Empresa Eléctrica de Bogotá.

For the twelve-month period ended on December 31, 2008, investment activities generated a net cash outflow of Ch$ 707.1 billion, primarily explained by the investments for Ch$ 781.5 billion in fixed and intangible assets, mainly at the level of the Company and our subsidiaries Chilectra, Codensa, Edelnor, Edesur, Ampla and Coelce.  See “Item 4. Information of the Company — A. History and Development of the Company — Capital Investment Program”.  This was partially offset by other cash flows provided by investing activities which totaled Ch$ 86.6 billion, mainly from GNL Quintero.

For the twelve-month period ended on December 31, 2009, the financing activities of the company totaled a net cash outflow of Ch$ 1,308.4 billion.  The main drivers were:

•                  The aggregated inflows of cash were mainly explained by:

•                  Issuance of local bonds by Emgesa for a total amount of Ch$ 156.7 billion.

•                  Issuance of local bonds by Ampla for a total amount of Ch$ 74.0 billion.

•                  Issuance of commercial papers by Coelce for a total amount of Ch$ 53.8 billion.

•                  The aggregated outflows of cash were mainly explained by:

•                  Ch$ 202.8 billion bullet payment of principal of Endesa Chile’s Yankee Bond due on April 2009.

•                  Ch$ 76.1 billion repayment of Enersis’ Revolving Facility due on November 2009.

•                  Ch$ 83.7 billion associated with Endesa Chile’s Yankee Bond Put Option exercised in February 2009.

•                  Ch$ 461.5 billion in dividend payments.

•                  Ch$ 201.3 billion in payment of interest expense.

For the twelve-month period ended on December 31, 2008, the financing activities of the company totaled a net cash outflow of Ch$ 509.3 billion.  The main drivers were:

•                  The aggregated inflows of cash were mainly explained by:

•                  Issuance of local bonds by Endesa Chile for a total amount of Ch$ 214.5 billion.

•                  Endesa Chile’s term loan agreement for Ch$ 127.3 billion.

•                  Net proceeds from revolving facilities of Endesa Chile and Enersis for Ch$ 21.6 billion.

•                  In Edegel, a leasing agreement for Ch$ 57.3 billion to finance the Santa Rosa project.

•                  The aggregated cash outflows were mainly explained by:

•                  Ch$ 254.6 billion bullet payment of principal of Endesa Chile’s Yankee Bond due on July 2008.

•                  Ch$ 460.2 billion in dividend payments.

•                  Ch$ 229.8 billion in payment of interest expense.

An accounting criterion is used for covenant certification, as that is the contractual obligation and convention used in our local bonds contracts and our bank credit facilities.  As of December 2009, we had a consolidated final cash of Ch$ 1,134.9 billion, in contrast to Ch$ 45.6 billion based on a financial perspective.  A reconciliation of both is shown in the following table:

	2008	2009
	(in Ch$ billion)
Cash in Enersis and Chilean Subsidiaries	136.4	45.6

Cash in Endesa Chile Consolidated (*)	719.2	446.4
Cash in Endesa Brasil Consolidated	321.2	370.3
Cash in Distribution Companies	135.1	268.2
Distribution in Argentina	26.1	28.2
Distribution in Colombia	102.0	232.2
Distribution in Peru	7.0	7.9
Cash in Other Non-Chilean Subsidiaries	6.2	4.4

Enersis’ Consolidated Cash Flow	1,318.1	1,134.9

(*) Includes generation business only.

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

Moody’s last rating action on December 16, 2006, involved an upgrade to our current “Baa3 with stable outlook.”  No other Moody’s rating changes have taken place since then.  In the “Summary Rating Rationale” in its latest credit report dated December 2009, Moody’s acknowledges that the “bulk of the consolidated EBITDA is generated in investment grade countries Chile and Brazil where it benefits from relatively stable and predictable regulatory frameworks.  Moody’s also acknowledges that the Company benefits from improving operations and regulatory frameworks in Colombia and Peru, where the economic crisis has been handled relatively well.”  Despite mentioning other positive considerations as well, Moody’s expresses concern about the Company’s “substantial capital expenditure program over the next few years, the amount of near-term consolidated debt maturing, and our belief that Enel may look to Enersis for more dividends in subsequent years….” as well as “the company’s approach to managing liquidity” based on the fact that we did not fully renew all committed credit facilities which matured in 2009.  However, in relation to the dividend issue, our dividend payout ratio for 2009 was 35%, the same as in 2008.  In addition, on the liquidity point, the report had been published before we signed additional fully committed credit facilities for approximately $ 300 million, between Enersis and Endesa Chile, during December 2009.

Economic and political stability in the countries where we operate, regulatory framework stability, structural changes affecting energy demand, and environmental issues, are some of the factors that could influence credit ratings in either direction.  The classifications might also be impacted if we face a significant change in our investments in non-Chilean countries, important changes in our financial position, or a significant change in liquidity.  A positive change in Argentina’s regulatory framework may also positively influence our credit ratings.

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

The following table lists the Yankee Bonds issued by Enersis and Endesa Chile outstanding as of December 31, 2009.  The weighted average annual interest rate for these SEC-registered bonds, of which an aggregate principal amount of $ 1,518 million is outstanding as of the date of this report, is 7.9% in nominal dollars.

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

The following table lists UF-denominated Chilean bonds issued by Enersis and Endesa Chile, outstanding as of December 31, 2009.

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

The weighted average annual interest rate for these SVS-registered bonds, of which an aggregate principal amount of UF 21 million is outstanding as of the date of this report, is 5.0% in real terms, as adjusted by Chilean inflation.  For a full description of the local bonds issued by Enersis and Endesa Chile, see “ — Secured and unsecured obligations by Company” in Note 18 to our Consolidated Financial Statements.

Our companies frequently participate in the international commercial bank markets governed by the law of the State of New York through both bilateral and syndicated senior unsecured loans.  Between November 2004 and December 2009, Enersis entered into three such revolving bank credit facilities.  In the same period, Endesa Chile entered into four such syndicated revolving bank credit facilities and a six-year term loan.  These facilities were structured with various banks, for an aggregate amount of $ 650 million for Enersis and $ 850 million for Endesa Chile.  As of the date of this report, the amounts still outstanding or available for these bank loans governed by the law of the State of New York are listed below:

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

Enersis and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential materially adverse effect would not be an impediment to this source of liquidity.  In December 2009, both companies signed 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to $ 191 million as of May 31, 2010) as detailed below.

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

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF-denominated Chilean bonds were formally amended in February 2010 after bondholders approved such amendments in January 2010.  After giving effect to such amendments, all series of Endesa Chile’s Chilean bonds reference only the borrower, and no subsidiaries, neither in Chile nor outside Chile, for those provisions.

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

Our estimated capital expenditures for the 2010-2014 period, expressed in dollars at internally estimated exchange rates, amount to $ 5,846 million, of which $ 4,459 million are considered non-discretionary investments.  We include maintenance capital expenditures as non-discretionary.  It is considerably important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We consider the investment in non-conventional renewable energy (NCRE) projects in Chile to be non-discretionary.  These investments are being made to comply with new regulations that call for 5% of the total contracted energy to be based on NCRE.  Finally, expansion projects under execution are also non-discretionary.  We consider the remaining $ 1,387 million of the $ 5,846 million of our estimated capital expenditure for 2010-2014 to be discretionary.  The latter include expansion projects which are still under evaluation.

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

C.            Research and Development, Patents and Licenses, etc.

None.

D.            Trend Information.

Enersis is a company with subsidiaries engaged in the generation, transmission and distribution of electricity in five different South American countries.  Therefore, our businesses are subject to a wide variety of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a product of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

In our generation business, our operating income for 2009 increased by 16.4% as compared to 2008.  This increase in the generation segment operating income in 2009 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate electricity and the prevailing spot market and regulated prices for electricity.  We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for most of the countries in which we operate.  The economies of these South American nations were able to better resist the latest international financial crisis as compared to developed countries.

There are high expectations for the next few years for a strong economic recovery, including a 4% growth in the national economic product, on average, and a correspondingly stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always experienced some delays regarding demand growth.  We expect this tendency will continue in the foreseeable future.  Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects consider higher development costs than in the past.  We foresee that average electricity prices will adjust to recognize these increased costs.  This situation could enhance the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to final clients.  Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed.  Thus, we expect this situation will also impact long term spot prices positively.  Long term contracts awarded in different international bids to Enersis, through its subsidiaries, have already incorporated these expected price levels.  Currently, we have 25% of our expected annual generation sold under contracts of at least ten years, and 35% in contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income.  In order to address this risk in the generation business, the Company has implemented commercial policies in order to control relevant variables and provide stability to the profit margins.  Our commercial policy seeks to establish a global framework to conduct the energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives.  Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some industrial clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, Enersis has fuel supply contracts to supply part of the fuel needed by its thermal generation units, which operate with coal, natural gas and diesel or fuel oil.  In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks with its consequent increase in fuel costs.  This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels such as coal and diesel that potentially have a strong environmental impact.  We have not made any transaction with commodities’ derivate instruments to handle the fuel price fluctuation.  For further information on this subject, please see “Item 11(a) and 11(b). Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

With respect to our distribution business, our operating income for 2009 decreased by 2.4% as compared to 2008. This decrease in the distribution segment operating income from 2008 to 2009 varies in each of the five countries where we operate due to numerous factors.  These include, among others, non-recurring tariff adjustments with effect only in 2008 and effects of regular tariff adjustments, which are partially offset by operational efficiency and the increase in electricity sales due to growth in population and gross domestic product (GDP) in the countries in which we operate. Technological advances have enabled us to limit the increase in the amount of electricity losses in our distribution operations in a challenging economic environment, while increases in GDP and population in the countries in which we operate have also contributed to the increase in demand for electricity.  We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance.  In particular, we expect the growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries, which in some cases are half the consumption of developed countries.  We expect electricity demand to grow approximately 5% annually, on average, over the next 10 years.

In connection with distribution segment tariffs, taking into account the future periodic review process in each country in which we operate, we expect that the regulator will continue to recognize investments, encourage efficiency and establish rates which will allow for an appropriate return on investment.  We also anticipate that our distribution companies will probably increase their profitability during the period between periodic tariff-setting processes.  After tariffs have been set, the companies have the opportunity to increase their efficiency and obtain an extra profit associated with such gains in efficiency achieved during the period subsequent to the new tariff setting.  For a better understanding of the cycles involving the process, please see the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases the electricity has a substantial impact on the price at which it is sold to end-customers, it does not have an impact on our profitability.  The cost of electricity purchased is passed through in the tariff to final customers.  However, it is important to note that distribution companies usually sign long-term contracts in order to decrease exposure to electricity price volatility.  This is a common practice in most of the countries in which we operate.

Though our operations in the five countries allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our generation business.  A significant change with respect to hydrological conditions, fuel price or the price of electricity, among other factors, could affect our operating income in the generation business.  A the same time, a significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income in the distribution business.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding 2009 results of the Company compared with those recorded on previous periods, please see “ — A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2008 and December 31, 2009” and “— A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2007 and December 31, 2008” above.  Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which imposes certain restrictions, could have a negative impact on our capital expenditure plan as described on “-B.Liquidity and Capital Resources.”  We have a large leverage capacity without entering into a breach of a debt covenant.  As of March 31, 2009 Enersis is able to incur up to $ 7.2 billion in incremental debt, while Endesa Chile has an additional debt capacity of $ 3.9 billion, in each case beyond current levels of consolidated indebtedness.  We believe that Enersis will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, the Company currently has approximately $ 490 million in non-Chilean committed revolving facilities which have not yet been drawn, besides additional uncommitted Chilean lines of credit for another $ 550 million.  In addition, both Enersis and Endesa Chile have registered with the SVS certain commercial paper programs for up to $ 400 million in the aggregate and local bond programs for up to approximately $ 500 million, and in both cases debt facilities have yet to be issued under those contracts.  These funding sources can be maintained and even increased in the case of need.

Finally, as explained above, we expect that the Company will continue generating operating cash, which can be used to finance part of the capital expenditure plan.  If needed, our shareholders have the possibility to adjust the dividend payout ratio, subject to some legal requirements, in order to allocate the cash needed for our investment plan.

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

(3)          Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.  Of the total amount of Ch$ 29,034 billion, 92% corresponds to energy purchases, 5% to miscellaneous services, such as GNL regasification, fuel transport and coal handling, and the remaining 3% corresponds primarily to fuel supply, services in medium and low voltage lines, and supply of cables.

G.            Safe Harbor.

This “Item 5. Operating and Financial Review and Prospects,” contains information that may constitute forward-looking statements.  See “Forward-Looking Statements” in the Introduction of this report, for safe harbor provisions.

Item 6.           Directors, Senior Management and Employees

A.                                    Directors and Senior Management.

We are managed by our Board of Directors, which consists of seven members who are elected for a three-year term at an Ordinary Shareholders’ Meeting or OSM.  If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, where the entire Board of Directors will be elected.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors as of December 31, 2009.  Mr. Pedro Larrea resigned from the Board in July 2009.

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

Set forth below are brief biographical descriptions of our directors appointed in April 2010.

Rafael Fernández M.

Director of the Board

Mr. Fernández is a civil industrial engineer from Pontificia Universidad Católica de Chile.  In April 2010 he was appointed Director of Enersis. Previously, between 2006 and 2009, he served as CEO and Director of Petrobras Chile Petrolera Ltda.  Between 2002 and 2006, he was the Executive Director of the Gas and Energy Business division of Petrobrás Energía-Argentina.  He also founded and was a member until 2004 of the Academic Committee of the Master in Electricity Business of ITBA (Buenos Aires) and since 2006 he has been a member of the Advisor Committee of the Development Department of Universidad Alberto Hurtado.  From 1997 to 2006, Mr. Fernández served as Chairman of the Board of various Argentine companies in the electricity generation, transmission, distribution and commercialization businesses, as well as in natural gas production and transport companies.

Leonidas Vial E.

Director of the Board.

Mr. Vial has been a Director of Endesa Chile since April 1995.  In April 2010 he was appointed Director of Enersis.  He has also been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a Director of Empresas Watt’s  S.A., Cía  Industrial El Volcán S.A, Larraín Vial S.A., Chairman of Cía. CIC S.A., Director of Embotelladora Arica, none of which are related to the Endesa Group.

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

During 2010 Antonio Zorrilla O. left his position.  The new Auditing Officer is Ms. Alba Marina Urrea. Please find below a brief biographical description of Ms. Alba Marina Urrea.

Alba Marina Urrea G. is a public accountant from Universidad Autónoma de Bucaramanga (Colombia), with a specialization in Finance from Universidad del Rosario (Bogotá, Colombia) and a certification at the Institute of Internal Auditors, which accredits her as a Certified Internal Auditor.  She has been linked to the Group for twelve years and has been responsible for the audit of our subsidiaries in Colombia and Peru.  Prior to joining the Enersis group, she served as Audit Director in Cementos Samper, Accounting Director at Cemex Colombia and as Senior Auditor at Arthur Andersen Colombia.

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

Director	Fixed Compensation	Audit and Directors Committee	Variable Compensation	Total
	Year ended December 31, 2009 (in thousands of Ch$)
Pablo Yrarrázaval V.	55,011	8,388	100,970	164,369
Patricio Claro G.	28,280	3,825	50,485	82,589
Juan Eduardo Errázuriz O.(1)	23,698	3,061	41,633	68,392
Pedro Larrea P.(2)	16,856	—	—	16,856
Rafael Miranda R.	35,854	—	65,008	100,862
Hernán Somerville S.	28,280	12,987	50,485	91,752
Eugenio Tironi B.	28,280	—	50,485	78,764
Total.	216,257	28,262	359,065	603,584

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

The amount set aside or accrued by the Company to provide severance indemnities to its executive officers amounts to Ch$ 380 million, of which Ch$ 36 million were accrued during 2009.  There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits to our executive officers.

All of our executive officers have severance indemnity agreements with the Company in the event of voluntary resignation, mutual agreement among the parties, or death.  They do not have a right to severance indemnity if the relationship with the Company is terminated due to willful misconduct, prohibited negotiations, unjustified absences, abandonment of duties, among other causes, as defined in article 160 of the Chilean Code of Labor.  All of the Company’s employees are entitled to legal severance pay if dismissed due to needs of the Company, as defined in article 161 of the Chilean Labor Code.

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

D               Employees.

The following table provides the total number of full time employees at the Company and its subsidiaries for the past three fiscal years:

Company	2007 (3)	2008 (3) (4)	2009
In Argentina
Endesa Costanera	273	274	281
El Chocón	50	51	51
Edesur	2,526	2,577	2,606
Other businesses (1)	213	177	151
Total personnel in Argentina	3,062	3,079	3,089

In Brazil
Cachoeira Dourada	65	63	66
Fortaleza	59	62	69
CIEN	59	66	63
Ampla	1,383	1,296	1,233
Coelce	1,234	1,190	1,201
Endesa Brasil	32	37	41
Other businesses (1)	282	409	233
Total personnel in Brazil	3,114	3,123	2,906

In Chile
Endesa Chile	525	554	595
Pehuenche	3	3	3
Pangue	—	—	—
San Isidro	—	—	—
Celta	1	1	1
Ingendesa	289	418	417
Túnel El Melón	23	24	16
GasAtacama	—	92	96
Hidroaysén	—	26	29
Consorcio Ara-Ingendesa	—	5	15
Enersis	222	232	301
Chilectra	728	717	731
Other businesses (2)	797	965	851
Total personnel in Chile	2,588	3,037	3,055

In Colombia
Emgesa	399	404	415
Codensa	913	923	1,015
Other businesses(1)	246	287	208
Total personnel in Colombia	1,558	1,614	1,638

In Peru
Edegel	206	219	224
Edelnor	540	542	577
Other businesses(1)	218	198	134
Total personnel in Peru	964	959	935

Total personnel of Enersis and Subsidiaries	11,286	11,812	11,623

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

The following table provides the total number of temporary employees at the Company and its subsidiaries for the past three fiscal years:

Company	2007 (3)	2008 (3) (4)	2009
In Argentina
Endesa Costanera	—	—	—
El Chocón	—	—	—
Edesur	8	13	22
Other businesses (1)	2	1	1
Total personnel in Argentina	10	14	23

In Brazil
Cachoeira Dourada	—	—	—
Fortaleza	1	1	1
CIEN	1	1	1
Ampla	2	2	2
Coelce	69	88	97
Endesa Brasil	—	—	—
Other businesses (1)	86	78	17
Total personnel in Brazil	159	170	118

In Chile
Endesa Chile	9	5	3
Pehuenche	—	—	—
Pangue	—	—	—
San Isidro	—	—	—
Celta	—	—	—
Ingendesa	269	301	170
Túnel El Melón	2	1	—
Gasatacama	—	—	—
Hidroaysén	—	—	—
Consorcio Ara-Ingendesa	—	—	—
Enersis	—	—	—
Chilectra	—	—	—
Other businesses (2)	—	9	5
Total personnel in Chile	280	316	178

In Colombia
Emgesa
Codensa	18	9	2
Other businesses(1)	75	143	276
Total personnel in Colombia	93	152	278

In Peru
Edegel	20	23	15
Edelnor	4	29	18
Other businesses(1)	116	218	217
Total personnel in Peru	140	270	250

Total personnel of Enersis and Subsidiaries	682	922	847

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

Item 7.           Major Shareholders and Related Party Transactions

A.                                    Major Shareholders.

Enersis’ only outstanding voting securities are shares of common stock.  Endesa Spain, our major shareholder, has no different voting rights than Enersis’ other shareholders.  As of March 31, 2010, our 32,651,166,465 shares of common stock outstanding were held by 7,933 stockholders of record.  There are seven record holders in the United States as of such date.

It is not practicable for us to determine the number of ADSs or common shares beneficially owned in the United States, as we are not able to ascertain the domicile of the final beneficial holders represented by the seven official ADR record holders in the United States of America.  Likewise, we cannot readily determine the domicile of any of our foreign stockholders who hold our common stock, either directly or indirectly.

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

The aforementioned law also provides for some exceptions, stating that in certain cases Board approval would suffice for “related-party transactions” to be carried, pursuant to certain related-party transaction thresholds and when such transactions are conducted in compliance with the related-party policies defined by the company’s board.  At its meeting held on December 17, 2009, Enersis’ Board of Directors approved a related-party policy (política de habitualidad) effective as of January 1, 2010.  This policy is available on the company’s website.

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

C                                       Interests of Experts and Counsel.

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

Interest Rate Risk

Of our total outstanding debt obligations as of December 31, 2009, 69.0% bears interest at floating rates compared to 31.7% in 2008.  Until 2008, we considered and grouped the Ch$- and UF-denominated debt as fixed rate debt.  However, since 2009, and as part of the new guideline for disclosure established by the Endesa Spain Group, we modified this tabular presentation and grouped UF-denominated debt as variable rate debt, thereby increasing the Ch$- and UF-denominated amount of variable rate debt and decreasing the Ch$-and UF-denominated amount of fixed rate debt, with the total long-term debt remaining unchanged.  This change does not represent a change in an accounting policy

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt.  Additionally, we manage interest rate risk through the use of interest rate derivatives.  The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

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

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

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

PART III

Item 18. Financial Statements

ENERSIS S.A. and Subsidiaries

Item 19.     Exhibits

Exhibit	Description
1.1	By-laws (Estatutos) of ENERSIS S.A., as amended (incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).
1.2	By-laws (Estatutos) of ENERSIS S.A., as amended (English translation) (incorporated by reference to Exhibit 1.2 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).
8.1	List of Subsidiaries as of December 31, 2009 (incorporated by reference to Exhibit 8.1 to the Company’s Annual Report on Form 20-F filed on June 11, 2010).
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

We will furnish to the Securities and Exchange Commission, upon request, copies of any unfiled instruments that define the rights of stakeholders of Enersis.

SIGNATURES

The registrant certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

Date:  November 26, 2010

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
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Enersis S.A.:

We have audited the accompanying consolidated statements of financial position of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2009 and 2008, and the schedule of Enersis S.A.’s condensed unconsolidated financial information.  These consolidated financial statements and the schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.  We did not audit the financial statements of Empresa Nacional de Electricidad S.A., certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as “Endesa Chile”), which statements reflect total assets constituting 31.01%, 33.14% and 29.59% of the Company’s consolidated total assets as of December 31, 2009 and 2008 and January 1, 2008, respectively, and total revenues constituting 24.03% and 28.11% of the Company’s consolidated total revenues for the years ended December 31, 2009 and 2008, respectively.  Those consolidated financial statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Endesa Chile, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Enersis S.A. and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (”IASB”).  Also, in our opinion, the schedule of Enersis S.A.’s condensed unconsolidated financial information, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 26, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting, based on our audit and the report of the other auditors.

Santiago, Chile

May 26, 2010

Deloitte Auditores y Consultores Ltda.

RUT: 80.276.200-3

Av. Providencia 1760

Pisos 6, 7, 8, 9 y 13

Providencia, Santiago

Chile

Fono: (56-2) 729 7000

Fax: (56-2) 374 9177

e-mail: deloittechile@deloitte.com

www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Enersis S.A.:

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.  We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional de Electricidad S.A. and certain subsidiaries (collectively hereinafter referred to as “Endesa Chile”), whose financial statements reflect total assets and revenues constituting 31.01% and 24.03% percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009.  The effectiveness of Endesa Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A.(Endesa Chile):

We have audited the accompanying consolidated statements of financial position of Endesa Chile and subsidiaries (the Company) as of December 31, 2009 and 2008, and January 1, 2008, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We did not audit the December 31, 2009 and 2008 financial statements of certain subsidiaries and nonsubsidiary investees carried on the equity method of accounting, which statements reflect total assets constituting 33.02 percent and 32.63 percent of the Company’s consolidated total asset position as of December 31, 2009 and 2008, respectively, and total revenues constituting 23.48 percent and 18.09 percent of the Company’s consolidated revenues for the years ended December 31, 2009 and 2008, respectively.  Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors.  Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa Chile and subsidiaries as of December 31, 2009 and 2008 and January 1, 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa Chile’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 25, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 25, 2010

KPMG Auditores Consultores Ltda.	Phone +56 (2) 798 1000
3520 Isidora Goyenechea Av., 2nd floor	Fax +56 (2) 798 1001
Las Condes, Santiago, Chile	www.kpmg.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa Chile):

We have audited Endesa Chile’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Endesa Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on Endesa Chile’s internal control over financial reporting based on our audit.

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

KPMG Auditores Consultores Ltda. a Chilean member firm of KPMG International, a Swiss cooperative. All rights reserved.

In our opinion, Endesa Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa Chile and subsidiaries as of December 31, 2009, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and our report dated May 25, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

May 25, 2010

Deloitte Touche Tohmatsu
Auditores Independentes
Av. Presidente Wilso n, 231
220 andar
Rio de Janeiro - RJ -
20030-021
Brasil

Te l: +55 (21) 3981-0500
Fax :+55 (21) 3981-0600
www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Endesa Brasil S.A. Niterói - RJ

1.             We have audited the accompanying consolidated balance sheets of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended.  These financial statements, prepared in accordance with accounting practices adopted in Brazil and presented in Brazilian real, are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

3.             In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations, changes in shareholders’ equity, and cash flows for the years then ended in accordance with accounting practices adopted in Brazil.

4.             As mentioned in note 1 to the consolidated financial statements, the subsidiary Companhia de Interconexao Energetica - CIEN is seeking alternatives for new businesses, including the discussions with the regulatory agencies to change CIEN’s “trading” activity to “transmission” activity, in order to obtain the Allowed Annual Revenue (RAP).

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Rio de Janeiro
May 25, 2010

Deloitte & Touche Ltda.
Cra. 7 N° 94 - 09
A.A. 075874
Nit. 860.005.813-14
Bogotá D.C.
Colombia
Tel: +57(1) 5461810 - 5461815
Fax: +57(1) 2178088
www.deloitte.com/co

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Emgesa S.A. E.S.P.:

We have audited the accompanying balance sheets of EMGESA S.A. E.S.P. (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, shareholders’ equity, changes in financial position and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

Deloitte & Touche Ltda.

May 25, 2010
Bogotá, Colombia

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos — ThCh$)

		12-31-2009	12-31-2008	01-01-2008
	Note	ThCh$	ThCh$	ThCh$

ASSETS
CURRENT ASSETS		2,571,455,657	2,942,721,087	2,071,684,795
Current Operating Assets		2,501,094,806	2,942,721,087	2,071,684,795
Cash and cash equivalents	5	1,134,900,821	1,318,061,963	588,877,065
Financial assets at fair value with changes through net income	20	1,493,492	—	—
Other financial assets	20	42,657	—	—
Trade accounts receivable and other receivables, net	6	1,138,646,562	1,313,066,854	1,159,930,650
Accounts receivable from related companies	7	19,014,232	24,746,692	52,579,384
Inventories	8	56,319,268	96,975,161	96,743,485
Prepayments		11,559,440	8,894,236	10,916,229
Current tax receivable	9	112,175,952	152,700,466	146,791,421
Other assets		26,942,382	28,275,715	15,846,561

Non-current assets and disposal groups held for sale	10	70,360,851	—	—

NON-CURRENT ASSETS		10,638,684,664	10,838,455,413	9,853,446,756
Available-for-sale financial assets	11	2,512,716	22,495,036	22,500,804
Other financial assets	12	25,746,002	1,746,462	25,635,319
Trade accounts receivable and other receivables, net	6	194,977,413	319,283,809	253,273,272
Accounts receivable from related companies	7	—	641,336	505,026
Investments in associates accounted for using the equity method	13	21,281,461	37,833,671	12,454,619
Intangible assets, net	14	2,947,474,178	2,626,894,224	2,561,293,136
Property, plant and equipment, net	15	6,864,071,242	7,215,792,131	6,334,857,266
Investment properties	16	31,231,839	26,368,681	28,504,034
Deferred tax assets	17	454,896,521	511,300,668	541,265,109
Hedging instrument	20	2,238,039	2,486,652	1,035,531
Prepayments		834,131	1,202,581	1,385,608
Other assets		93,421,122	72,410,162	70,737,032

TOTAL ASSETS		13,210,140,321	13,781,176,500	11,925,131,551

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos — ThCh$)

		12-31-2009	12-31-2008	01-01-2008
	Note	ThCh$	ThCh$	ThCh$

LIABILITIES AND EQUITY
CURRENT LIABILITIES		2,195,387,538	2,702,780,184	1,814,698,609
Current Operating Liabilities		2,144,737,172	2,702,780,184	1,814,698,609
Interest-bearing loans	18	721,511,320	1,272,965,333	735,415,257
Other financial liabilities		696,791	—	—
Trade accounts payable and other payables	21	976,506,464	949,308,773	778,360,284
Accounts payable to related companies	7	111,955,779	116,021,988	69,457,930
Provisions	22	100,024,455	109,531,819	78,637,754
Current tax payable	9	185,285,671	201,275,475	102,642,159
Other liabilities		29,880,038	32,080,608	20,733,425
Deferred revenues	24	5,519,586	12,180,284	14,223,406
Post-employment benefit obligations	23	4,915,167	5,147,403	4,374,795
Hedging instruments	20	8,441,901	4,268,501	10,853,599

Liabilities included in disposal groups classified as held for sale	10	50,650,366	—	—

NON-CURRENT LIABILITIES		4,637,749,139	5,049,265,096	4,604,868,856
Interest-bearing loans	18	3,323,906,197	3,825,346,360	3,369,575,079
Trade accounts payable and other payables	21	58,727,503	49,133,974	42,961,467
Accounts payable to related companies	7	3,556,672	8,977,789	8,161,792
Provisions	22	250,286,912	212,959,573	200,023,232
Deferred tax liabilities	17	573,049,297	635,013,331	589,952,913
Other liabilities		35,049,979	33,824,353	31,468,018
Deferred revenues	24	3,552,342	4,419,730	3,824,825
Post-employment benefit obligations	23	182,688,990	175,537,177	145,482,715
Hedging instruments	20	206,931,247	104,052,809	213,418,815

EQUITY		6,377,003,644	6,029,131,220	5,505,564,086
Equity attributable to shareholders of the company		3,518,479,555	3,091,314,880	2,901,130,937
Issued share capital	25	2,983,642,483	2,983,642,483	2,752,775,107
Reserves	25	(1,481,429,808)	(1,403,037,146)	(723,745,034)
Retained earnings	25	2,016,266,880	1,510,709,543	872,100,864

Equity attributable to Minority Interest	25	2,858,524,089	2,937,816,340	2,604,433,149

TOTAL LIABILITIES AND EQUITY		13,210,140,321	13,781,176,500	11,925,131,551

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$, except share data)

		January - December
		2009	2008
	Note	ThCh$	ThCh$

STATEMENT OF COMPREHENSIVE INCOME
Sales	26	6,076,107,565	6,080,511,020
Other operating income, total	26	373,780,873	479,080,416
Total Revenues		6,449,888,438	6,559,591,436

Consumption of raw and secondary materials	27	(3,205,851,169)	(3,542,951,730)
Contribution Margin		3,244,037,269	3,016,639,706

Employee expenses	28	(336,671,926)	(290,028,873)
Depreciation and amortization	29	(454,369,959)	(417,710,326)
Impairment losses	29	(65,927,354)	—
Other miscellaneous operating expenses	30	(462,431,605)	(445,249,879)
Operating Income		1,924,636,425	1,863,650,628

Gain (loss) on derecognition of available-for-sale financial assets	32	28,113,548	964,000
Total gain (loss) on sale of non-current assets not held for sale	32	25,197,831	1,539,279
Financial expenses	31	(482,472,627)	(515,108,257)
Gain (loss) from investments	33	159,808,348	181,789,017
Share of the profit (loss) of associates accounted for using the equity method	13	2,235,579	3,261,180
Foreign currency exchange differences, net	31	(8,235,253)	(23,632,778)
Gain (loss) for indexed assets and liabilities	31	21,781,329	(62,378,252)
Net Income Before Tax		1,671,065,180	1,450,084,817
Income tax	34	(359,737,610)	(415,902,784)
Net Income After Tax from Continuing Operations		1,311,327,570	1,034,182,033
Profit (loss) from discontinued operations, net of tax		—	—
Net Income		1,311,327,570	1,034,182,033
Attributable to:
Shareholders of the company		660,231,043	507,589,633
Minority interest		651,096,527	526,592,400
Net Income		1,311,327,570	1,034,182,033

Earnings (Loss) Per Share
Basic earnings per share
Basic earnings (loss) per share	Ch$/ share	20.22	15.55
Basic earnings (loss) per share from continuing operations	Ch$/ share	20.22	15.55
Diluted earnings per share
Diluted earnings (loss) per share	Ch$/ share	20.22	15.55
Diluted earnings (loss) per share from continuing operations	Ch$/ share	20.22	15.55

Statement of Other Comprehensive Income
Net income		1,311,327,570	1,034,182,033
Other Comprehensive Income
Available-for-sale financial assets		59,941	436
Cash flow hedge		201,849,056	(301,007,749)
Foreign currency translation		(237,426,556)	191,156,367
Share of other comprehensive income (loss) of associates		(17,358,564)	214,148
Actuarial gain (loss) on defined benefit pension plans		(19,249,042)	(31,441,287)
Other adjustments to equity		(2,128,372)	—
Income tax effect related to the components of other comprehensive income (loss)		(27,897,293)	55,669,712
Total Other Comprehensive Income		(102,150,830)	(85,408,373)
Total Comprehensive Income		1,209,176,740	948,773,660
Attributable to
Shareholders of the company		655,007,019	433,164,534
Minority interest		554,169,721	515,609,126
Total Comprehensive Income		1,209,176,740	948,773,660

The attached notes are an integral part of these consolidated financial statements

ENERSIS S. A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

	Changes in Issued Capital
	Ordinary Shares		Changes in Other Reserves
Statement of Changes in Equity, Net	Share Capital	Share Premium	Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	Available- for-Sale Reserves	Cumulative Income (Expense) Relating to Non- Current Assets and Disposal Groups Held for Sale	Miscellaneous Other Reserves	Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
Opening Balance at 01/01/08	2,594,015,459	158,759,648	(37,842,392)	199,615,814	(44,390,168)	9,108	—	(841,137,396)	872,100,864	2,901,130,937	2,604,433,149	5,505,564,086
Prior Period Adjustments
Prior Period Errors Affecting Equity	—	—	—	—	—	—	—	—	—	—	—	—
Change in Accounting Policy Affecting Equity	—		—	—	—	—	—	—	—	—	—	—
Prior Period Adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Restated Opening Balance	2,594,015,459	158,759,648	(37,842,392)	199,615,814	(44,390,168)	9,108	—	(841,137,396)	872,100,864	2,901,130,937	2,604,433,149	5,505,564,086
Changes
Comprehensive Income				84,462,951	(145,917,895)	457	—	128,445	494,490,576	433,164,534	515,609,126	948,773,660
Declared Cash Dividends			(119,138,817)					—	(123,841,774)	(242,980,591)	(252,290,387)	(242,980,591)
Transfers to (from) Retained Earnings			37,842,392						(37,842,392)	—		—
Other Increase (Decrease) in Net Equity	230,867,376	—	—	(247,599)	(86,459,544)	—	—	(449,962,502)	305,802,269	—	70,064,452	(182,225,935)
Changes in Equity	230,867,376	—	(81,296,425)	84,215,352	(232,377,439)	457	—	(449,834,057)	638,608,679	190,183,943	333,383,191	523,567,134
Ending Balance at 12/31/2008	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565	—	(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220

	Changes in Issued Capital
	Common Shares		Changes in Reserves
Statement of Changes in Equity, Net	Share Capital	Share Premium	Proposed Dividend Reserves	Translation Reserves	Hedging Reserves	Available- for-Sale Reserves	Cumulative Income (Expense) Relating to Non- Current Assets and Disposal Groups Held for Sale	Other Reserves	Changes in Retained Earnings	Changes in Equity Attributable to Parent	Changes in Minority Interest	Changes in Equity, Total
Opening Balance at 01/01/2009	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565		(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220
Prior Period Adjustments
Prior Period Errors Affecting Equity	—	—	—	—	—	—	—	—	—	—	—	—
Change in Accounting Policy Affecting Equity	—	—	—	—	—	—	—	—	—	—	—	—
Prior Period Adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Restated Opening Balance	2,824,882,835	158,759,648	(119,138,817)	283,831,166	(276,767,607)	9,565	—	(1,290,971,453)	1,510,709,543	3,091,314,880	2,937,816,340	6,029,131,220
Changes
Comprehensive Income				(80,352,490)	92,118,271	32,134	(16,213,663)	4,953,582	654,469,185	655,007,019	554,169,721	1,209,176,740
Declared Cash Dividends			(198,069,313)					—	(29,773,031)	(227,842,344)	(400,612,182)	(227,842,344)
Transfers to(from) Retained Earnings			119,138,817						(119,138,817)	—		—
Other Increase (Decrease) in Net Equity	—	—	—		—	—	—	—	—	—	(232,849,790)	(633,461,972)
Changes in Equity	—	—	(78,930,496)	(80,352,490)	92,118,271	32,134	(16,213,663)	4,953,582	505,557,337	427,164,675	(79,292,251)	347,872,424
Ending Balance at 12/31/2009	2,824,882,835	158,759,648	(198,069,313)	203,478,676	(184,649,336)	41,699	(16,213,663)	(1,286,017,871)	2,016,266,880	3,518,479,555	2,858,524,089	6,377,003,644

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

		2009	2008
Net Cash Flows provided by (used in) Operating Activities, Indirect Method	Note	ThCh$	ThCh$

Cash Flows provided by (used in) Operations, Indirect Method Operating Cash Flows Before Changes in Working Capital Reconciliation of Net Income to Operating Income
Net income		1,311,327,570	1,034,182,033

Adjustments to reconcile to net operating income		638,506,686	831,007,874
Financial expenses	31	460,691,298	577,486,509
Financial income	33	(159,670,405)	(181,753,335)
Dividend income	33	(137,943)	(35,682)
Income tax	34	359,737,610	415,902,784
Share of the (profit) loss of associates accounted for using the equity method		(2,235,579)	(3,261,180)
Other adjustments to reconcile net income to operating income		(19,878,295)	22,668,778

Operating income		1,949,834,256	1,865,189,907

Non- monetary adjustments		509,336,826	397,875,623
Depreciation	29	346,587,547	330,545,457
Amortization of intangible assets	29	107,782,412	87,164,869
Impairment losses	29	65,927,354	—
Loss (gain) on sales of non-current assets not held for sale	32	(25,197,831)	(1,539,279)
Increase of provisions		104,172,053	34,290,209
Reversal of unused provisions	22	(49,448,442)	(29,414,181)
Used provisions	22	(38,287,307)	(27,282,144)
Decrease (increase) in deferred tax assets		(6,786,064)	(1,804,984)
Increase (decrease) in deferred tax liabilities		(3,091,533)	(3,008,176)
Other non-monetary adjustments		7,678,637	8,923,852

Total operating cash flows before changes in working capital		2,459,171,082	2,263,065,530

Increase (Decrease) in Working Capital :		(187,255,612)	(271,561,477)
Non-Current Assets and Disposal Groups Held for Sale		(92,276,700)	—
Inventories		31,682,662	8,248,778
Trade accounts receivable and other receivables		112,512,315	(168,319,588)
Prepayments		(4,619,699)	(18,691,930)
Other Assets		140,620,316	40,485,420
Trade accounts payable and other payables		(218,629,211)	(55,137,025)
Deferred revenues		(4,037,407)	1,492,814
Accruals		(13,316,393)	(7,953,946)
Taxes Payable		(134,097,395)	(81,058,521)
Post-Employment Benefit Obligations		10,385,489	19,622,453
Other Liabilities		(15,479,589)	(10,249,932)

Net cash flows provided by (used in) operating activities		2,271,915,470	1,991,504,053

Net cash flows provided by (used in) other operating activities		(233,585,779)	(80,307,267)
Proceeds from refunded Income Tax		824,475	11,451,436
Payments of income tax		(234,513,529)	(90,569,868)
Other Inflows (Outflows) from Other Operating Activities		103,275	(1,188,835)

Net cash flows provided by (used in) operating activities		2,038,329,691	1,911,196,786

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

Continued.

		2009	2008
Net Cash Flows provided by (used in) investing and financing activities, Indirect Method	Note	ThCh$	ThCh$

Net Cash Flows provided by (used in) Investing Activities		(867,266,576)	(707,100,714)
Proceeds from sales of property, plant and equipment		7,559,368	14,139,478
Proceeds from sales of intangible assets		5,292,416	—
Proceeds from sales of other financial assets		190,166,892	7,730,911
Other cash flows provided by (used in) investing activities		9,847,726	86,575,552
Proceeds from dividends received classified for investing purposes		2,675,741	5,826,418
Proceeds from interest received classified for investing purposes		4,346,438	11,043,445
Purchases of property, plant and equipment		(526,521,933)	(496,750,943)
Acquisitions of investment properties		(12,641)	(50,359)
Acquisitions of intangible assets		(209,939,738)	(284,740,824)
Acquisitions of joint ventures, net of cash acquired	5	(19,912,162)	—
Loans to related companies		(8,615,091)	(27,298,838)
Acquisitions of minority interest	25.7	(290,471,658)	—
Other investment disbursements		(31,681,934)	(23,575,554)

Net Cash Flows provided by (used in) Financing Activities		(1,308,405,991)	(509,296,686)
Loans obtained		578,125,580	1,091,907,129
Proceeds from Issuance of other financial liabilities		248,314,431	332,343,788
Proceeds from loans from related companies		—	412,223
Revenue from other financing activities		8,350	470,255
Payments of loans		(807,135,975)	(893,390,453)
Repayments of other financial liabilities		(476,215,561)	(329,636,949)
Repayments of liabilities for financial leases		(3,171,884)	(6,996,069)
Payments of loans to related companies		(16,986,597)	(14,159,571)
Payments of interest classified for financing purposes		(252,736,851)	(230,036,860)
Dividends paid to minority interests		(356,030,235)	(311,147,791)
Dividends paid to shareholders of the company		(222,577,249)	(149,062,388)

Net Increase (Decrease) in Cash and Cash Equivalents		(137,342,876)	694,799,386
Effects of foreign exchange rate variations on cash and cash equivalents		(45,818,266)	34,385,512
Beginning balance of cash and cash equivalents, statement of cash flows		1,318,061,963	588,877,065
Ending balance of cash and cash equivalents, statement of cash flows	5	1,134,900,821	1,318,061,963

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Index

1.	Financial statements and activities of the Group

2.	Basis of presentation of the consolidated financial statements
	2.1	Basis of presentation
	2.2	New accounting pronouncements
	2.3	Responsibility for the information and use of estimates
	2.4	Subsidiaries and jointly controlled entities
		2.4.1.	Changes in the scope of consolidation

2.4.2.	Companies consolidated although the percentage of ownership is less than 50%
2.4.3.	Companies not consolidated although the percentage of ownership is more than 50%

	2.5	Basis of consolidation and business combinations

3.	Accounting principles applied
	a)	Property, plant and equipment
	b)	Investment properties
	c)	Intangible assets
		c.1)	Goodwill
		c.2)	Concessions
		c.3)	Research and development expenses
		c.4)	Other intangible assets
	d)	Asset impairment
	e)	Leases
	f)	Financial instruments
		f.1)	Financial assets other than derivatives
		f.2)	Cash and cash equivalents
		f.3)	Financial liabilities other than derivatives
		f.4)	Derivative financial instruments and hedge accounting
	g)	Investments in associates accounted for using the equity method
	h)	Inventories
	i)	Non-current assets held for sale and discontinued operations
	j)	Treasury shares
	k)	Deferred revenues
	l)	Provisions
		l.1)	Provisions for post-employment benefit and similar obligations
	m)	Conversion of balance in foreign currency
	n)	Current/Non-current classification
	o)	Income tax
	p)	Revenue and expense recognition
	q)	Earnings per share
	r)	Dividends
	s)	Cash flow statement

4.	Sector regulation and electricity system operations
	4.1	Generation
	4.2	Distribution

5.	Cash and cash equivalents

6.	Trade accounts receivable and other receivables

7.	Balances and transactions with related companies
	7.1	Balances and transactions with related companies
	7.2	Board of directors and key management personnel

	7.3	Compensation of key management personnel
	7.4	Compensation plans linked to share price

8.	Inventories

9.	Current tax receivables and payables

10.	Non-current assets and disposal groups held for sale

11.	Available-for-sale financial assets

12.	Other non-current financial assets

13.	Investments in associates accounted for using the equity method and jointly-controlled companies
	13.1	Equity method accounted investments in associates
	13.2	Jointly controlled companies

14.	Intangible assets
	14.1	Intangible assets
	14.2	Goodwill

15.	Property, plant and equipment, net

16.	Investment properties

17.	Deferred tax

18.	Interest-bearing loans

19.	Risk management policy
	19.1	Interest rate risk
	19.2	Exchange rate risk
	19.3	Commodies risk
	19.4	Liquidity risk
	19.5	Credit risk
	19.6	Risk measurement

20.	Financial instruments
	20.1	Financial assets, classified by nature and category
	20.2	Derivative instruments
	20.3	Fair value hierarchies

21.	Trade accounts payable and other payables

22.	Provisions
	22.1	Provisions
	22.2	Lawsuits and arbitration proceedings

23.	Post-employment benefit obligations
	23.1	General aspects
	23.2	Details, movements and financial statement presentation
	23.3	Other disclosures

24.	Deferred revenues

25.	Equity
	25.1	Equity attributable to the Shareholders of the Company
	25.2	Foreign currency translation
	25.3	Capital management
	25.4	Restrictions on the disposals of subsidiaries funds

	25.5	Other reserves
	25.6	Consolidated other comprehensive income
	25.7	Equity attributable to minority interest

26.	Revenues

27.	Consumption of raw and secondary materials

28.	Employee expenses

29.	Depreciation, amortization and impairment losses

30.	Other miscellaneous operating expenses

31.	Financial costs

32.	Gain (loss) on derecognition of assets

33.	Gain (loss) from investments

34.	Income tax

35.	Segment information
	35.1	Segmentation criteria
	35.2	Generation, distribution and other
	35.3	Countries
	35.4	Generation and distribution by countries

36.	Guarantee commitments to third party, other contingent assets and liabilities, and other commitments
	36.1	Direct guarantees
	36.2	Indirect guarantees
	36.3	Other information

37.	Personnel figures

38.	Subsequent events

39.	Environment

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

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

(In thousands of Chilean pesos - ThCh$)

1.                        FINANCIAL STATEMENTS AND ACTIVITIES OF THE GROUP

Enersis S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries form the Enersis Group (hereinafter, Enersis or the Group).

Enersis S.A. is a publicly-traded corporation with registered address and head office located at Avenida Santa Rosa, N°76, Santiago, Chile. The Company was registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or “SVS”), under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter “U.S. SEC”),, and with Spain’s “Comisión Nacional del Mercado de Valores”. The Company’s shares are listed in the New York Stock Exchange since 1993, and in Latibex since 2001.

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

2.                        BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1            Basis of presentation

The consolidated financial statements of Enersis and subsidiaries as of December 31, 2009 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (hereinafter “IASB”) and approved by its Board of Directors’ at its meeting on January 27, 2010.

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

These estimates basically refer to:

•                  The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.d).

•                  The assumptions used to calculate the actuarial liabilities and obligations to employees (see Note 23).

•                  The useful life of property, plant and equipment and intangible assets (see Notes 3.a and 3.c).

•                  The assumptions used to calculate the fair value of financial instruments (see Notes 3.f and 20).

•                  Energy supplied to customers and not invoiced at the end of each year.

•                  Certain magnitudes of the electricity system, including those to other companies, such as production, customer billings, energy consumption, etc. used on the estimations for electricity system settlements.  These settlements must be finalized in the corresponding final settlements, which are pending emission as of the date of issuance of the financial statements, and could affect the balances of assets, liabilities, income and expenses registered in such statements.

•                  The probability of the occurrence and the amount of liabilities which are uncertain as to their amount or contingent liabilities (see Note 3.l).

•                  The future facility closure and land restoration costs (see Note 3.a).

•                  The tax results of the various subsidiaries of Group, that will be reported to the respective tax authorities in the future, which have served as the basis for recording different balances related to income taxes in the current consolidated financial statements (See Note 3. o).

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

2.4.2       Companies consolidated although the percentage of ownership is less than 50%

Although Enersis Group holds less than a 50% share in Codensa and in Empresa Generadora de Energía Eléctrica S.A. (“Emgesa”), they are deemed to be subsidiaries since the Group exercises control over the entity, directly or indirectly, through contracts or agreements with shareholders, or as a consequence of its structure, composition and shareholder classes.

2.4.3       Companies not consolidated although the percentage of ownership is more than 50%

Although Enersis Group holds more than 50% in Centrales Hidroeléctricas de Aysén, S.A. (hereinafter “Hidroaysén”), it is considered to be a jointly-controlled entity because the Group, through contracts and agreements with shareholders, exercises joint control of the entity.

2.5            Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the adjustments and eliminations related to intra-Group transactions.

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

2.       The value of minority shareholder interest in equity and the results of the consolidated subsidiaries are presented, respectively, under the headings “Equity attributable to Minority Interest” in the consolidated statement of financial position and “Net Income attributable to minority interest” and “Other comprehensive income attributable to minority interest” in the consolidated statement of comprehensive income.

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

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.                        ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were as follows:

a)                                                  Property, plant and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses it may have experienced. In addition to the price paid to acquire each item, the cost also includes, where appropriate, the following concepts:

•                  Finance expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which require substantial period of time before being ready for use such as, for example, electricity generating or distribution facilities. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 2.66% to 12.6%. The amount capitalized for this concept amounted to ThCh$9,173,217 and ThCh$9,470,558 in 2009 and 2008, respectively.

•                  Employee expenses directly related to works in progress, capitalized for the years ended December 31, 2009 and 2008, amounted to ThCh$16,723,291 and ThCh$18,611,427, respectively.

•                  Future disbursements that the Group must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. On a yearly basis, the Group reviews their estimate of these future disbursements, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

•                  Items acquired before the date on which the Group’s transitioned to IFRS include within the acquisition cost, where appropriate, asset reappraisals permitted in various countries to adjust the value of the property, plant and equipment for inflation as of that date. (See Note 15).

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

The following are for the main classes of assets, useful lives used for depreciation:

Classes of Property, Plant and Equipment	Years of estimated useful life

Land	—
Buildings	22 - 100
Plant and Equipment	3 - 65
IT Equipment	3 - 15
Fixtures and Fittings	5 - 21
Motor Vehicles	5 - 10
Leasehold Improvements	25
Other	2 - 33

Additionally, and for more information, there is a greater opening of the useful lives for plant and equipment class.

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

In cases where the Group acquires an additional interest in a company that it already controlled and consolidated, the difference between the price of the additional percentage and the balance of “Equity attributable to minority interest” that is derecognized as a result of the acquisition is recorded as goodwill. In cases where the Group sells part of its interest in a controlled company and maintains control after the sale and, therefore, it is consolidated, the difference between the sale price and the balance of “Equity attributable to minority interest” that must be recognized as a result of the sale is recorded in earnings for the year.

c.2)       Concessions

IFRIC 12 “Service Concessions Arrangements’ provides guidance for accounting operators for public-to-private concession arrangements. This accounting interpretation applies if:

a)            The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them and at what price; and

b)            The grantor controls — through ownership, beneficial entitlement or otherwise — any significant residual interest in the infrastructure at the end of the term of the arrangement.

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

•      Borrowing costs incurred during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, such as electricity generating or distribution facilities are capitalized. The interest rate used is that corresponding to specific-purpose financing or, in the absence thereof, the average financing rate of the company making the investment. The average financing rate varies depending mainly on the geographical area and ranges between 11.5% to 12.5% for Ampla and 9.5% to 10.5% for Coelce.  Borrowing cost capitalized totaled ThCh$ 1,992,733 for the year ended December 31, 2009 and ThCh$ 2,648,915 for the year ended December 31, 2008.

•      Cost of employees directly attributable to construction works in progress are also capitalized. Cost of employees capitalized totaled ThCh$ 17,007,228 for the year ended December 31, 2009 and ThCh$ 13,988,133 for the year ended December 31, 2008.

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

The discount rates, before tax, expressed in nominal terms and applied in 2009 and 2008 are the following:

		2009		2008
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	9.24%	9.53%	9.90%	10.40%
Argentina	Argentinean peso	19.51%		17.40%
Brazil	Brazilian real	11.32%		12.10%
Peru	Peruvian nuevo sol	9.09%		10.00%
Colombia	Colombian peso	11.45%		11.90%

If the recoverable amount is less than the net carrying amount of the asset, the corresponding provision for impairment loss is recorded for the difference, and charged to “Impairment losses” in the consolidated statement of comprehensive income.

Impairment losses recognized for an asset in prior periods are reversed when its estimated recoverable amount changes, increasing the asset’s value with a credit to earnings, limited to the asset’s carrying amount if no adjustment had occurred. In the case of goodwill, adjustments that would have been made are not reversible.

The following procedure is used to determine the need to adjust financial assets for impairment:

•       In the case of commercial assets, the Group has defined a policy for recording impairment provision based on the age of past-due balance, which is generally applied except in cases where a specific collectability analysis is advised (See Note 6).

•    In the case of receivables of a financial nature, impairment is determined by specifically analyzing each case. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non commercial financial assets.

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

f.1)          Financial assets other than derivatives

The Group classify their financial investments, whether permanent or temporary, and excluding equity method investments (see Note13) and investments held for sale, into four categories:

•       Trade accounts receivable and other receivables and Accounts receivable from related companies:  These are recorded at amortized cost, which corresponds to initial fair value less principal repayments made, plus interest accrued but uncharged, calculated using the effective interest rate method.

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

•       Held-to-maturity investments: Investments that Endesa Chile intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•       Financial assets at fair value with changes in net income: This includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated using fair value criteria. They are valued in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•       Available-for-sale financial assets: These are financial assets specifically designated as available for sale or that do not fit within any of the three preceding categories and consist almost entirely of financial investments in equity instruments (See Note 11).

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

Changes in the fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge is highly effective, are met. In this case, changes are recorded as follows:

•       Fair value hedges The underlying portion for which the risk is being hedged is valued at its fair value as is the hedge instrument, recording any changes in the value of both in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

•       Cash flow hedges Changes in the fair value of the effective portion of derivatives are recorded in an equity reserve known as “Hedging Reserves”. The cumulative loss or gain in this account is transferred to the comprehensive income statement to the extent that the underlying item impacts the comprehensive income statement because of the hedged risk, netting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedge are recorded directly in the comprehensive income statement.

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

•      The sole purpose of the agreement is for the own use.

•      The Group’s future projections justify the existence of these agreements with the purpose of own use.

•      Past experience with agreements shows that they have been utilized for own use, except in certain isolated cases in which they had to be used for exceptional reasons or reasons associated with logistical management issues outside the control and projection of the Group.

•      The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

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

The fair value of the various derivative financial instruments is determined using the following procedures:

•       For derivatives traded on active formal markets, by its quoted price as of year end.

•       Where such prices are not available, the Group calculates its fair value by performing discounted cash flows analysis using the applicable yield curve for the duration of the instruments, or by using generally accepted option pricing models, based on current and future market conditions at year end.

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

Dividends received from these companies are deducted from the value of the investment and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded within “Share of the profit (loss) of associates accounted for using the equity method”.

Appendix 3 “Enersis Group Associated Companies”, included in these consolidated financial statements, provides information about Enersis’ relation with each of its associates.

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

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the accompanying consolidated statement of financial position as a single line item within assets called “Non-current assets and disposal groups held for sale” and as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale”.

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

These amounts are recorded as deferred revenues within liabilities in the consolidated statement of financial position and charged to earnings in the account “Other operating income” within the consolidated statement of comprehensive income over the useful life of the asset, thus offsetting the depreciation expense.

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

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item “Post-employment benefit obligations” within non-current liabilities in the consolidated statement of financial position and any negative difference is recognized under line item “Other Financial Assets” within non-current assets in the consolidated statement of financial position, provided that such negative difference is recoverable by the Group, usually through a reduction in future contributions.

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

The actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets are recognized directly under “Equity — Retained earnings”.

m)     Conversion of balances in foreign currency

Transactions carried out by each company in a currency other than its functional currency are recorded using the exchange rates in effect as of the date of each transaction. During the year, any differences that arise between the exchange rate recorded in accounting and the rate prevailing as of the date of collection or payment are recorded as “Foreign currency exchange differences, net” in the comprehensive income statement.

Likewise, as of each year end, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences, net” in the comprehensive income statement.

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

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

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

r)       Dividends

Article No. 79 of Chile’s Corporations Law establishes that, except if unanimously agreed otherwise by shareholders of all issued shares, listed corporations should distribute a cash dividend to its shareholders on a yearly basis, prorated based on their shares or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Enersis highly fragmented share capital, as of the end of each year the amount of the obligation to its shareholders, net of interim dividends approved during the year, is determined and accounted for in “Trade accounts payable and other payables” or “ Accounts payable to related companies “, as appropriate, and charged to equity in the account “Proposed dividend reserves”.

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

s)        Cash flow statement

The cash flow statement reflects the changes in cash that took place in the year in relation to both continuing and discontinued operations, calculated using the indirect method. The following terms are used in the consolidated cash flow statements:

•       Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly-liquid investments maturing in less than three months with a low risk of changes in value.

•       Operating activities are the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

•       Investing activities are the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•       Financing activities are activities that result in changes in the size and composition of the contributed equity and borrowings of the Group.

4.       SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. We discuss below the main characteristics of each business.

4.1    Generation:

Chile

In Chile the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry for Mining —whose compiled and coordinated text was established by DFL No. 4 issued in 2006 by the Ministry for Economy— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: The National Energy Commission (CNE), which has the authority for proposing regulated tariffs (node prices), which require the final approval of the Ministry of Economy and prepares the indicative plan, a ten-year guide for the expansion of the system that must be consistent with the calculated node prices; the Superintendency of Electricity and Fuels (hereinafter, SEF), sets and enforces the technical standards of the system and the proper compliance with the law.; and, the recently created Ministry for Energy, which will be responsible for proposing and guiding public policies on energy matters, and it combines together the SEF, the NCE and the Chilean Commission for Nuclear Energy (ChCNE), thus strengthening coordination and allowing an integrated view of the energy sector. The Ministry of Energy also includes an Agency for Energy Efficiency and a Center for Renewable Energy.

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

5.         Cash and cash equivalents

a)       The detail of cash and cash equivalents as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
Cash and Cash Equivalents	ThCh$	ThCh$	ThCh$

Cash on Hand	2,033,228	3,141,353	384,290
Bank balances	280,296,850	186,008,671	124,440,931
Time Deposits	631,827,134	671,273,838	361,385,113
Other fixed-income investments	220,743,609	457,638,101	102,666,731

Total	1,134,900,821	1,318,061,963	588,877,065

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

b)       The detail of cash and cash equivalents by type of currency is as follows:

	12-31-2009	12-31-2008	01-01-2008
Currency	ThCh$	ThCh$	ThCh$
Chilean peso	171,799,777	462,051,927	93,419,235
Argentine peso	28,624,735	34,431,374	19,238,111
Colombian peso	395,598,094	237,747,307	96,263,946
Brazilian Real	370,793,677	318,762,025	291,404,234
Peruvian Soles	21,485,345	17,347,852	7,937,931
U.S. dollar	146,599,193	247,721,478	80,613,608
Total	1,134,900,821	1,318,061,963	588,877,065

c)       The following table set forth the amounts paid for the acquisition of associates and other entities, during 2009 and 2008:

	12-31-2009	12-31-2008
Acquisitions of Associates and Other Entities	ThCh$	ThCh$

Amounts Paid for Acquisitions in Cash and Cash Equivalents	(23,744,357)	—
Amount of Cash and Cash Equivalents in Entities Acquired	3,832,195	—
Assets and Liabilities Other than Cash or Cash Equivalents in Entities Acquired	12,828,632	—
Total Purchase Consideration Paid to Acquired Entities, Net (*)	(7,083,530)	—

(*) Corresponds to a 48.997% of goodwill recognized by DECA in the acquisition of Empresa Eléctrica de Cundinamarca. As DECA is a jointly controlled entity (See Notes 2.5), is reported by our subsidiary Condesa S.A. using proportionate consolidation (See Notes 2.4.1 and 14.2).

6.         TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

The detail of trade and other receivables as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	Balance at
	12-31-2009		12-31-2008		01-01-2008
Trade accounts receivable and other	Current	Non-Current	Current	Non-Current	Current	Non-Current
receivables, gross	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and Other Receivables, Gross	1,312,802,776	198,609,866	1,476,578,040	319,283,809	1,324,272,232	268,370,611
Trade Receivables, Gross	1,266,953,322	128,738,890	1,404,510,966	177,333,954	1,179,047,485	84,595,808
Other Receivables, Gross	45,849,454	69,870,976	72,067,074	141,949,855	145,224,747	183,774,803

	Balance at
	12-31-2009		12-31-2008		01-01-2008
Trade accounts receivable and other	Current	Non-Current	Current	Non-Current	Current	Non-Current
receivables, net	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade and Other Receivables, Net	1,138,646,562	194,977,413	1,313,066,854	319,283,809	1,159,930,650	253,273,272
Trade Receivables, Net (1)	1,097,562,493	126,907,444	1,242,285,448	176,469,559	1,020,713,162	70,043,630
Other Receivables, Net (2)	41,084,069	68,069,969	70,781,406	142,814,250	139,217,488	183,229,642

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

Refer to Note 7.1 for detail information about amounts, terms and conditions associated with accounts receivable from related companies.

The analysis of the age of trade receivables past due but not impaired as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
Trade accounts receivable past due and unpaid but not impaired	ThCh$	ThCh$	ThCh$
Less than three months	170,338,640	181,837,068	179,469,711
Between three and six months	29,491,746	31,165,710	37,983,191
Between six and twelve months	67,272,982	28,508,481	38,159,015
Greater than twelve months	108,528,471	150,191,655	140,416,101
Total	375,631,839	391,702,914	396,028,018

The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-Current
Trade Receivables Past Due Impaired	ThCh$
Balance at January 1, 2008	179,438,921
Increases (decreases) for the year	26,106,863
Amounts written-off	(42,487,884)
Foreign Currency Translation Differences	453,286
Balance at December 31, 2008	163,511,186
Increases (Decreases) for the year	38,090,116
Amounts Written-off	(26,875,711)
Foreign Currency Translation Differences	3,063,076
Balance at December 31, 2009	177,788,667

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

7.1    Balances and transactions with related companies

The detail of the amounts receivable and payable between the Company and its related companies is as follows:

a)               Accounts receivable from related companies:

							Balance at
							Current			Non-Current
			Description of the	Term of the			12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Tax ID	Country	Company	Transaction	Transaction	Nature of the Relationship	Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Peru	E. E. Piura	Other	Less than 90 days	Common Immediate Parent	Soles	187,654	50,178	73,034	—	—	—
Foreign	Peru	E. E. Piura	Other	Less than 90 days	Common Immediate Parent	Ch$	5,199	—	—	—	—	—
Foreign	Spain	Endesa Energía S.A.	Other	Less than 90 days	Common Immediate Parent	CPs	23,575	51,827	—	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Other	Less than 90 days	Related to Immediate Parent	US$	245,659	319,769	225,144	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Other	Less than 90 days	Related to Immediate Parent	Ar$	52,688	—	—	—	—	—
Foreign	Argentina	Eléctrica Cabo Blanco S.A.	Other	Less than 90 days	Common Immediate Parent	Soles	1,579	—	—	—	—	—
Foreign	Peru	Generalima S.A.	Other	Less than 90 days	Common Immediate Parent	Soles	1,579	—	—	—	—	—
Foreign	Italy	Enel	Other	Less than 90 days	Ultimate Controlling Party	Ch$	219,278	—	—	—	—	—
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ar$	154,115	93	772	—	—	—
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ch$	—	—	—	—	—	—
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ar$	16,241,814	18,455,984	9,122,231	—	—	—
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ch$	3,121	—	—	—	—	—
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	US$	15,586	160,545	197,432	—	—	—
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	Euros	26,980	770,108	561,046	—	—	—
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	Ch$	424,958	—	—	—	—	—
Foreign	Spain	ENDESA, S.A.	Commercial Current Account	Less than 90 days	Immediate Parent	US$	—	13,611	272,825	—	—	—
76.788.080-4	Chile	GNL Quintero S.A.	Commercial Current Account	Less than 90 days	Associate	US$	—	4,198,715	40,175,603	—	—	—
76.418.940-k	Chile	GNL Chile S.A.	Other	Less than 90 days	Associate	US$	577,755	725,127	1,873,672	—	—	—
76.418.940-k	Chile	GNL Chile S.A.	Other	Less than 90 days	Associate	Ch$	285,024	—	—	—	—	—
76.583.350-7	Chile	Konecta Chile S.A.	Other	Less than 90 days	Associate	Ch$	547,069	735	77,625	—	—	—
76.583.350-7	Chile	Konecta Chile S.A.	Other	Less than 90 days	Associate	Ch$	599	—	—	—	641,336	505,026

		Total					19,014,232	24,746,692	52,579,384	—	641,336	505,026

b)               Accounts payables to related companies:

							Balance at
							Current			Non-Current
			Description of the	Term of the			12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Tax ID	Country	Company	Transaction	Transaction	Nature of the Relationship	Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Peru	E E Piura	Other	Less than 90 days	Common Parent	Soles	718,613	857,324	369,810	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to immediate Parent	Ar$	144,655	—	—	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	Ch$	866,168	73,115,919	32,726,350	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	R$	582	1,833,779	7,493,872	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Dividends	Less than 90 days	Related to Immediate Parent	US$	71,447,653	—	—	—	—	—
Foreign	Spain	Endesa Latinoamérica S.A.U. (1)	Other	Less than 90 days	Related to Immediate Parent	US$	2,644,130	—	—	3,556,672	8,977,789	8,161,792
Foreign	Spain	ENDESA, S.A.	Other	Less than 90 days	Related to Immediate Parent	US$	—	—	—	—	—	—
Foreign	Argentina	SACME	Other	Less than 90 days	Associate	Ar$	99,036	112,398	130	—	—	—
96.806.130-5	Chile	Electrogas S.A.	Commercial Current Account	Less than 90 days	Associate	Ch$	263,041	1,804,673	256,002	—	—	—
Foreign	Argentina	Endesa CEMSA S.A.	Commercial Current Account	Less than 90 days	Associate	Ar$	16,763,778	14,436,259	10,317,134	—	—	—
Foreign	Argentina	Endesa CEMSA S.A.	Other	Less than 90 days	Associate	R$	19,000,085	23,861,636	17,908,150	—	—	—
Foreign	Spain	Endesa Servicios S.L.U.	Other	Less than 90 days	Common Immediate Parent	US$	8,038	—	386,482	—	—	—

		Total					111,955,779	116,021,988	69,457,930	3,556,672	8,977,789	8,161,792

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

c)               Significant transactions and their effects in profit or loss:

Transactions with related companies and their effects in profit or loss for the years ended December 31, 2009 and 2008 is as follows:

				Description of	12-31-2009	12-31-2008
Tax ID	Country	Company	Nature of the Relationship	the Transaction	ThCh$	ThCh$

Foreign	Argentina	Endesa CEMSA S.A.	Associate	Energy Purchases	(110,444)	—
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Energy Sales	12,489,207	19,870,268
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Loans	6,149,685	—
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Gas Consumption	(55,180,792)	(46,618,707)
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Transmission and Transportation Tolls	4,823,010	5,580,305
Foreign	Argentina	Endesa CEMSA S.A.	Associate	Other Services Rendered	33,716	—
Foreign	Peru	E E Piura	Common immediate Parent	Energy Purchases	(9,528,999)	(9,935,134)
Foreign	Peru	E E Piura	Common Immediate Parent	Other Services Rendered	243,809	5,176
Foreign	Peru	E E Piura	Common Immediate Parent	Energy Sales	968,848	—
Foreign	Spain	Endesa Energía S.A.	Common immediate Parent	Other Services Rendered	35,352	—
Foreign	Spain	Endesa Latinoamérica S.A.U.	Immediate Parent	Loans	1,533,007	(797,186)
Foreign	Spain	Endesa Servicios S.L.U.	Common Immediate Parent	Other Services Rendered	480,584	909,196
Foreign	Peru	Generalima S.A.	Common Immediate Parent	Other Services Rendered	113,001	—
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Energy Sales	398,267	—
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Other Services Rendered	37,651	11,256
76.788.080-4	Chile	GNL Quintero S.A.	Associate	Loans	(247,192)	—
Foreign	Argentina	SACME	Associate	Other Services Rendered	(759,968)	—
Foreign	Italy	Enel	Ultimate Controlling Party	Other Services Rendered	688,898	—
96.806.130-5	Chile	Electrogas S.A.	Associate	Gas TransportationTolls	(1,239,471)	—
76.583.350-7	Chile	Konecta Chile S.A.	Associate	Loans	49,992	—
76.583.350-7	Chile	Konecta Chile S.A.	Associate	Other Services Rendered	3,028	12,120

				Total	(39,018,812)	(30,962,706)

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

The remuneration consists of paying a variable annual compensation equal to a one-thousandth portion of the profit for the year. Also, each member of the Board will be paid a monthly compensation determined as follows:

•      UF 72.74 as monthly fee fixed; and

•      UF 36.37 as per diem for Board meetings attendance.

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

The following tables set forth the compensation paid to the members of the Board of Directors, Directors Committee and Audit Committee as of December 31, 2009 and 2008:

		12-31-2009
Name	Position	Period in position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors Committee ThCh$	Audit Committee ThCh$
Pablo Yrarrázaval Valdés	Chairman	01/01/09 to 12/31/09	55,012	—	8,388	—
Andrea Bentran	Vice Chairman	08/01/09 to 12/31/09	—	—	—	—
Rafael Miranda Robredo	Director (*)	01/01/09 to 12/31/09	35,854	—	—	—
Pedro Larrea Paguaga	Director	01/01/09 to 07/29/09	16,856	—	—	—
Hernán Somerville Senn	Director	01/01/09 to 12/31/09	28,280	—	9,163	3,824
Eugenio Tironi Barrios	Director	01/01/09 to 12/31/09	28,280	—	—	—
Patricio Claro Grez	Director	01/01/09 to 12/31/09	28,280	—	9,163	3,824
Juan Eduardo Errázuriz Ossa	Director (**)	01/01/09 to 12/31/09	23,698	—	—	3,061

Total			216,260	—	26,714	10,709

		12-31-2008
Name	Position	Period in position	Enersis Board ThCh$	Board of Associates ThCh$	Directors Committee ThCh$	Audit Committee ThCh$
Pablo Yrarrázaval Valdés	Chairman	01/01/08 to 12/31/08	53,446	—	8,939	—
Rafael Miranda Robredo	Vice Chairman	01/01/08 to 12/31/08	40,335	—	—	—
Pedro Larrea Paguaga	Director	01/01/08 to 12/31/08	25,951	—	—	—
Hernán Somerville Senn	Director	01/01/08 to 12/31/08	26,722	—	8,939	5,863
Eugenio Tironi Barrios	Director	01/01/08 to 12/31/08	26,721	—	—	—
Patricio Claro Grez	Director	01/01/08 to 12/31/08	26,722	—	8,939	5,863
Juan Eduardo Errázuriz Ossa	Director	01/04/08 to 12/31/08	19,539	—	—	2,982
Juan Ignacio de la Mata Gorostizaga	Director	01/01/08 to 03/31/08	6,458	—	—	2,156

Total			225,894	—	26,817	16,864

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

8.       INVENTORIES

The detail of inventories as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
Classes of Inventory	ThCh$	ThCh$	ThCh$

Raw materials	3,461,372	3,828,531	2,670,798
Goods	1,467,734	2,867,450	1,067,548
Supplies for production	42,152,882	53,009,192	59,139,804
Other inventories (*)	9,237,280	37,269,988	33,865,335

Total	56,319,268	96,975,161	96,743,485

The detail of Other Inventories is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
(*) Other Inventories	ThCh$	ThCh$	ThCh$
Supplies for Projects and for Spare Parts	3,492,452	5,182,106	2,942,208
Electric Supplies	5,670,986	24,227,971	29,041,995
Supplies and Equipment	—	5,851,195	4,245
Obsolescence Provision	(1,232,549)	(1,477,272)	(1,207,733)
Other	1,306,391	3,485,988	3,084,620

Total	9,237,280	37,269,988	33,865,335

There are no inventories pledged as security for liabilities.

The cost of inventories recognized as an expense as of December 31, 2009 was ThCh$580,237,613 (ThCh$ 847,411,384 as of December 31, 2008). See Note 27.

As of December 31, 2009 and 2008 no inventories has been written-down.

9.       CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Monthly provisional tax payments	20,644,496	46,628,379	30,186,428
VAT tax credit	51,159,855	66,059,182	52,354,622
Tax credit for absorbed profits	17,116,026	17,174,739	16,143,722
Tax credit for training expenses	251,365	274,182	528,719
Other	23,004,210	22,563,984	47,577,930

Total	112,175,952	152,700,466	146,791,421

The detail of current tax payables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Income tax payable	118,845,936	112,016,737	50,288,123
VAT Tax Charge	37,272,870	50,552,950	36,003,275
Stamp Taxes	—	8,225,376	11,896
Provision for taxes	3,963,860	1,851,679	1,746,168
Other	25,203,005	28,628,733	14,592,697

Total	185,285,671	201,275,475	102,642,159

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

The detail of the assets and liabilities classified as held for sale as of December 31, 2009 is as follows:

ASSETS	ThCh$

CURRENT ASSETS	50,431,921
Current operating assets:	50,431,921
Cash and cash equivalents	4,011,638
Trade and other receivables, net	28,831,795
Inventories	14,764,600
Other current assets	2,823,888

NON-CURRENT ASSETS	19,928,930
Trade and other receivables, net	3,968,937
Intangibles assets, net	1,358,619
Property, plant and equipment, net	10,817,749
Deferred taxes	3,612,849
Other non-current assets	170,775

TOTAL ASSETS	70,360,851

LIABILITIES	ThCh$

CURRENT LIABILITIES	42,058,254
Current operating liabilities:	42,058,254
Interest-bearing borrowings	7,013,861
Trade payables and other payables	21,981,684
Provisions	6,856,461
Current tax payable	2,659,591
Other current liabilities	3,546,657

NON-CURRENT LIABILITIES	8,592,112
Interest-bearing borrowings	1,108,759
Deferred taxes	4,727,164
Other non-current liabilities	647,909
Post-employment benefit obligations	2,108,280

TOTAL LIABILITIES	50,650,366

11.    AVAILABLE-FOR-SALE FINANCIAL ASSETS

As stated in Note 3.f.1, the detail of available-for-sale financial assets as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Balance at
	Current			Non-Current
Available-for-Sale Financial	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Unquoted equities	—	—	—	2,423,878	22,466,139	22,462,732
Quoted equities	—	—	—	88,838	28,897	38,072

Total	—	—	—	2,512,716	22,495,036	22,500,804

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

12.    OTHER NON-CURRENT FINANCIAL ASSETS

Other non-current financial assets as of December 31, 2009, December 31, 2008, and January 1, 2008, are as follows:

	Balance at
	12-31-2009	12-31-2008	01-01-2008
	ThCh$	ThCh$	ThCh$

Deposits in Guarantee	24,548,711	—	25,391,701
Other Assets	1,197,291	1,746,462	243,618

Total	25,746,002	1,746,462	25,635,319

13.    INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD AND JOINTLY-CONTROLLED COMPANIES

13.1 Equity method accounted investments in associates

a)       The following tables set forth the changes in the shareholders’ equity of the investment in associates during the years ended December 31, 2009 and 2008:

Movements in investments in associates	Country of origin	Functional currency	Ownership interest	Balance as of 12/31/2008	Additions	Share of Profit (Loss)	Dividends declared	Foreign Currency Translation	Other comprehensive income	Balance at 12/31/2009

Electrogas S.A. (1)	Chile	US Dollar	0.02%	4,275	—	1,632	(1,291)	(841)	—	3,775
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.50%	9,065,667	—	2,871,709	(3,202,586)	(915,853)	—	7,818,937
GNL Quintero S.A.	Chile	US Dollar	20.00%	24,126,683	—	(825,889)	—	(4,508,852)	(8,664,477)	10,127,465
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.00%	4,592,900	—	186,494	—	(1,481,614)	—	3,297,780
Sacme S.A.	Argentina	Argentinean Peso	50.00%	43,868	—	1,633		(12,275)	—	33,226
Konecta Chile S.A.	Chile	Chilean Peso	26.20%	278	—	—	—	—	—	278

			TOTAL	37,833,671	—	2,235,579	(3,203,877)	(6,919,435)	(8,664,477)	21,281,461

Movements in Investments in Associates	Country of Origin	Functional Currency	Ownership Interest	Balance at 01/01/2008	Additions	Share of Profit (Loss)	Dividends declared	Foreign Currency Translation	Other comprehensive income	Balance at 12/31/2008

Electrogas S.A. (1)	Chile	US Dollar	0.02%	3,406	—	1,620	(1,022)	271	—	4,275
Inversiones Electrogas S.A.	Chile	Chilean Peso	42.50%	7,335,639	—	3,184,266	(1,263,179)	(191,059)	—	9,065,667
GNL Quintero S.A.	Chile	US Dollar	20.00%	1,590,042	17,778,818	(618,726)	—	404,940	4,971,609	24,126,683
Endesa CEMSA S.A.	Argentina	Argentinean Peso	45.00%	3,488,806	—	692,884	—	411,210	—	4,592,900
Sacme S.A.	Argentina	Argentinean Peso	50.00%	36,448	—	1,136	—	6,284	—	43,868
Konecta Chile S.A.	Chile	Chilean Peso	26.20%	278	—	—	—	—	—	278

			TOTAL	12,454,619	17,778,818	3,261,180	(1,264,201)	631,646	4,971,609	37,833,671

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

• Significant influence investments.

The following tables set forth summarized information of  main investment in associates, including the aggregated amounts of assets, liabilities, revenues, expenses and profit or loss as of December 31, 2009 and 2008:

December 31, 2009

Significant influence	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenues	Expenses	Profit (Loss)
investments	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	168,678	54,486,842	—	47,327,120	19,339,396	(18,924,965)	414,431
Inversiones Electrogas S.A.	42.50%	18,471,729	—	—	74,230	6,940,967	(184,004)	6,756,963
GNL Quintero S.A.	20.00%	562,965,213	28,098,229	334,839,224	205,586,895	12,893,075	(17,022,519)	(4,129,444)
Electrogas S.A. (1)	0.02125%	5,606,476	41,393,766	8,210,466	21,027,132	13,510,320	(5,830,170)	7,680,150

December 31, 2008

Significant influence	Ownership interest	Non-Current assets	Current assets	Non-Current liabilities	Current liabilities	Revenues	Expenses	Profit (Loss)
investments	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Endesa CEMSA S.A.	45.00%	548,162	46,807,941	—	37,149,659	5,108,385	(3,568,643)	1,539,742
Inversiones Electrogas S.A.	42.50%	21,393,734	—	—	62,753	7,618,787	(126,396)	7,492,391
GNL Quintero S.A.	20.00%	586,921,507	48,609,505	489,922,026	24,975,571	—	(3,093,630)	(3,093,630)
Electrogas S.A. (1)	0.02125%	47,753,926	4,189,072	25,977,552	5,847,799	14,006,127	(6,382,598)	7,623,529

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

December 31, 2009

	Ownership Interest	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	86,908,393	8,111,503	—	37,110,402	—	(5,994,070)	(5,994,070)
Transquillota Ltda	50.00%	10,198,482	1,288,870	876,728	1,480,132	2,327,365	(1,207,963)	1,119,402
GasAtacama S.A.	50.00%	316,349,774	114,435,232	42,467,600	187,877,000	343,304,368	(319,108,438)	24,195,930
Sistemas Sec S.A.	49.00%	6,667,086	6,640,078	5,059,582	4,893,676	7,814,302	(7,063,659)	750,643
Distribuidora de Energía de Cundinamarca S.A.	48.99%	76,304,505	29,937,971	31,814,970	25,954,531	68,128,403	(66,191,338)	1,937,065

December 31, 2008

	Ownership Interest	Non-Current Assets	Current Assets	Non-Current Liabilities	Current Liabilities	Revenues	Expenses	Profit (Loss)
	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Hidroaysén S.A.	51.00%	61,671,245	8,981,534	165,087	6,584,072	—	(2,860,539)	(2,860,539)
Transquillota Ltda	50.00%	11,158,610	2,195,498	1,076,759	4,267,259	1,391,918	(654,610)	737,308
GasAtacama S.A.	50.00%	397,241,564	140,024,772	233,117,138	83,824,330	553,663,581	(540,477,046)	13,186,535
Sistemas Sec S.A.	49.00%	6,469,256	4,711,757	6,227,616	2,383,834	8,943,450	(8,251,642)	691,808

14.    INTANGIBLE ASSETS.

14.1 Intangible assets

Intangible asset as of December 31, 2009 and 2008 are detailed as follows:

	12-31-2009	12-31-2008
Intangible Assets, Net	ThCh$	ThCh$

Intangible Assets, Net	2,947,474,178	2,626,894,224
Goodwill	1,501,351,933	1,361,283,587
Identifiable Intangible Assets, Net	1,446,122,245	1,265,610,637
Easements	11,786,094	8,357,393
Water Rights	12,291,780	10,503,656
Concessions	1,357,976,679	1,186,692,686
Development Costs	12,330	17,123
Patents, Registered Trademarks and Other Rights	6,844,249	5,316,837
Computer Software	52,003,080	53,667,078
Other Identifiable Intangible Assets	5,208,033	1,055,864

	12-31-2009	12-31-2008
Intangible Assets, Gross	ThCh$	ThCh$

Intangible Assets, Gross	3,649,325,776	3,323,092,875
Goodwill	1,501,351,933	1,361,283,587
Identifiable Intangible Assets, Gross	2,147,973,843	1,961,809,288
Easements	15,269,989	15,929,485
Water Rights	15,232,158	13,495,367
Concessions	1,950,821,927	1,777,329,379
Development Costs	25,522	32,031
Patents, Registered Trademarks and Other Rights	8,541,903	6,810,063
Computer Software	145,952,298	144,380,712
Other Identifiable Intangible Assets	12,130,046	3,832,251

	12-31-2009	12-31-2008
Accumulated Amortization and Impairment	ThCh$	ThCh$

Accumulated Amortization and Impairment, Total	(701,851,598)	(696,198,651)
Easements	(3,483,895)	(7,572,092)
Water Rights	(2,940,378)	(2,991,711)
Concessions	(592,845,248)	(590,636,693)
Development Costs	(13,192)	(14,908)
Patents, Registered Trademarks and Other Rights	(1,697,654)	(1,493,226)
Computer Software	(93,949,218)	(90,713,634)
Other Identifiable Intangible Assets	(6,922,013)	(2,776,387)

The reconciliation of the carrying amounts of intangible assets for the years ended December 31, 2009 and 2008 is as follows:

Year ended December 31, 2009

	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, registered trademarks and other rights, net	Computer software, net	Other identifiable intangible assets, net	Intangible assets, net
Movements in intangible assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance at 01/01/2009	17,123	8,357,393	10,503,656	1,186,692,686	5,316,837	53,667,078	1,055,864	1,265,610,637
Movements in Identifiable Intangible Assets								—
Additions from Internal Developments	—	—	—	—	—	805,735	—	805,735
Additions	—	922,067	—	201,622,235	394,063	11,036,515	4,987,412	218,962,292
Transfers to (from) Non-Current Assets and Disposal Groups Held for Sale	—	—	—	—	—	(1,547,852)	(233,741)	(1,781,593)
Amortization (*)	(1,333)	(24,159)	(346,002)	(94,784,374)	(226,916)	(11,499,590)	(900,038)	(107,782,412)
Foreign Currency Translation Differences	(3,460)	(62,423)	(1,513,556)	82,055,009	(907,664)	452,281	(391,739)	79,628,448
Other Increases (Decreases)	—	2,593,216	3,647,682	(17,608,877)	2,267,929	(911,087)	690,275	(9,320,862)
Movements in Identifiable Intangible Assets, Total	(4,793)	3,428,701	1,788,124	171,283,993	1,527,412	(1,663,998)	4,152,169	180,511,608

Closing Balance Identifiable Intangible Assets at 12/31/2009	12,330	11,786,094	12,291,780	1,357,976,679	6,844,249	52,003,080	5,208,033	1,446,122,245

Goodwill Closing Balance (Note 14.2)								1,501,351,933

Closing Balance Intangible Assets at 12/31/2009								2,947,474,178

(*) See Note 28 Depreciation and Amortization.

Year ended as of December 31, 2008

	Development costs, net	Easements, net	Water rights, net	Concessions, net	Patents, registered trademarks and other rights, net	Computer software, net	Other identifiable intangible assets, net	Intangible assets, net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening Balance at 01/01/2008	14,656	7,721,478	10,533,473	1,108,734,103	5,404,166	47,167,828	17,403,632	1,196,979,336
Movements in Identifiable Intangible Assets
Additions from Internal Developments	—	—	—	—	—	911,887	—	911,887
Additions	—	163,412	1,360,102	272,104,278	480,782	13,681,139	80,000	287,869,713
Disinvestments	—	—	—	—	—	(272,108)	—	(272,108)
Amortization	(1,649)	(25,916)	(699,006)	(77,888,662)	(259,476)	(8,280,028)	(10,132)	(87,164,869)
Foreign Currency Translation Differences	819	—	—	(68,642,556)	6,895	2,968,877	3,724	(65,662,241)
Other Increases (Decreases)	3,297	498,419	(431,437)	(47,614,477)	(575,006)	(2,510,517)	(16,421,360)	(67,051,081)
Total Movements	2,467	635,915	229,659	77,958,583	(346,805)	6,499,250	(16,347,768)	68,631,301

Closing Balance Identifiable Intangible Assets at 12/31/2008	17,123	8,357,393	10,763,132	1,186,692,686	5,057,361	53,667,078	1,055,864	1,265,610,637

Goodwill, Net, Ending Balance (Note 14.2)								1,361,283,587

Closing Balance Intangible Assets at 12/31/2008								2,626,894,224

In accordance with estimates and projections of the management of the Group, the future cash flows expected attributable to intangible assets allow recovering the carrying amount of these assets recorded as of December 31, 2009.

As of December 31, 2009 the Company does not have significant intangible assets with indefinite useful life.

14.2         Goodwill

The reconciliation of the carrying amount of goodwill as of December 31, 2009 and 2008 is as follows:

	Opening Balance at 01/01/2008	Foreign Currency Translation	Closing Balance at 12/31/2008	Additions	Foreign Currency Translation	Closing Balance at 12/31/2009
Company	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distrilec S.A.	6,320,679	1,062,507	7,383,186	—	(2,037,713)	5,345,473
Edesur S.A.	5,355,146	900,201	6,255,347	—	(1,726,437)	4,528,910
Ampla S.A.	237,894,409	(6,359,211)	231,535,198	—	16,093,387	247,628,585
Investluz S.A.	120,893,649	(3,215,176)	117,678,473	—	8,123,310	125,801,783
Empresa Eléctrica de Colina Ltda.	2,240,478	—	2,240,478	—	—	2,240,478
Codensa S.A.	10,686,274	1,605,375	12,291,649	—	(1,543,016)	10,748,633
Pangue S.A.	3,139,337	—	3,139,337	—	—	3,139,337
Endesa Costanera S.A.	3,684,244	872,536	4,556,780	—	(1,260,549)	3,296,231
Southern Cone Power Argentina S.A.	3,232,176	546,854	3,779,030	—	(1,045,539)	2,733,491
Hidroeléctrica el Chocón S.A.	16,492,236	3,094,705	19,586,941	—	(5,416,671)	14,170,270
San Isidro S.A.	1,516,768	—	1,516,768	—	—	1,516,768
Empresa Eléctrica de Cundinamarca S.A. (1)	—	—	—	7,083,530	414,012	7,497,542
Edelnor S.A. (2)	—	—	—	43,662,944	(3,146,697)	40,516,247
Cachoeira Dourada S.A.	87,492,846	(2,352,746)	85,140,100	—	6,189,928	91,330,028
Edegel S.A. (2)	453,128	100,475	553,603	81,370,212	(6,003,555)	75,920,260
Emgesa S.A. E.S.P.	4,744,215	711,736	5,455,951	—	(686,926)	4,769,025
Chilectra S.A.	128,374,362	—	128,374,362	—	—	128,374,362
Endesa Chile S.A.	731,782,459	—	731,782,459	—	—	731,782,459
Distrilima S.A.	11,394	2,531	13,925	—	(1,874)	12,051

Total	1,364,313,800	(3,030,213)	1,361,283,587	132,116,686	7,951,660	1,501,351,933

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

(2) The additions in Edegel and Edelnor originated as a result of the acquisitions taking place in October of 2009, as per the detail in Note 25.7. Both Edegel and Edelnor were already being consolidated.

15.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment as of December 31, 2009 and 2008 are as follows:

	12-31-2009	12-31-2008
Classes of Property, Plant and Equipment, Net	ThCh$	ThCh$

Property, Plant and Equipment, Net	6,864,071,242	7,215,792,131
Construction in Progress	710,996,813	704,106,532
Land	105,539,626	107,263,181
Buildings	537,134,153	635,062,398
Plant and Equipment	5,290,412,998	5,523,897,707
IT Equipment	14,165,508	17,959,471
Fixtures and Fittings	9,551,749	24,495,712
Motor Vehicles	1,702,512	4,152,102
Leasehold Improvements	484,178	1,916,796
Other Property, Plant and Equipment	194,083,705	196,938,232

	12-31-2009	12-31-2008
Classes of Property, Plant and Equipment, Gross	ThCh$	ThCh$

Property, Plant and Equipment, Gross	11,449,077,029	11,791,957,837
Construction in Progress	710,996,813	704,106,532
Land	105,539,626	107,263,181
Buildings	729,774,296	844,320,935
Plant and Equipment	9,471,762,740	9,628,948,472
IT Equipment	44,699,294	50,824,228
Fixtures and Fittings	51,720,215	66,031,173
Motor Vehicles	8,117,546	10,701,820
Leasehold Improvements	521,182	1,924,467
Other Property, Plant and Equipment	325,945,317	377,837,029

	12-31-2009	12-31-2008
Classes of Accumulated Depreciation and Impairment, Property, Plant and Equipment	ThCh$	ThCh$

Accumulated Depreciation and Impairment, Property, Plant and Equipment, Total	4,585,005,787	4,576,165,706
Buildings	192,640,143	209,258,537
Plant and Equipment	4,181,349,742	4,105,050,765
IT Equipment	30,533,786	32,864,757
Fixtures and Fittings	42,168,466	41,535,461
Motor Vehicles	6,415,034	6,549,718
Leasehold Improvements	37,004	7,671
Other Property, Plant and Equipment	131,861,612	180,898,797

The reconciliation of the carrying amounts of property, plant and equipment for the years ended December 31, 2009 and 2008 is as follows:

Changes in 2009		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Leasehold Improvements, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Opening Balance at January 1, 2009		704,106,532	107,263,181	635,062,398	5,523,897,707	17,959,471	24,495,712	4,152,102	1,916,796	196,938,232	7,215,792,131
	Additions	582,635,904	328,647	2,835,573	13,496,442	1,021,326	1,829,812	901,494	—	11,214,688	614,263,886
	Acquisitions Through Business Combinations	738,560	321,713	162,902	31,858,508	119,254	144,707	25,407	—	32,580	33,403,631
	Disposals	(5,566,491)	(172,005)	(28,910)	14,737,550	(32,472)	(16,548)	(254,650)	—	(11,661,348)	(2,994,874)
	Transfers to (from) Non-Current Assets and Disposal Groups Held for Sale	(2,604,574)	—	(153,130)	(768,227)	(1,445,215)	(7,121,974)	(1,113,818)	—	(981,469)	(14,188,407)
Changes	Depreciation Expense			(17,141,091)	(305,897,443)	(5,723,356)	(3,317,429)	(1,144,121)	(30,560)	(13,333,547)	(346,587,547)
	Impairment Loss Recognized in profit or loss	—	—	—	(43,999,600)	—	—	—	—	—	(43,999,600)
	Foreign Currency Translation Differences	(21,558,720)	(22,245,010)	(80,797,075)	(365,052,553)	(5,358,344)	(12,300,921)	(1,465,393)	178,361	(45,283,415)	(553,883,070)
	Other Increases (Decreases)	(546,754,398)	20,043,100	(2,806,514)	422,140,614	7,624,844	5,838,390	601,491	(1,580,419)	57,157,984	(37,734,908)
	Total Changes	6,890,281	(1,723,555)	(97,928,245)	(233,484,709)	(3,793,963)	(14,943,963)	(2,449,590)	(1,432,618)	(2,854,527)	(351,720,889)
Closing Balance at December 31, 2009		710,996,813	105,539,626	537,134,153	5,290,412,998	14,165,508	9,551,749	1,702,512	484,178	194,083,705	6,864,071,242

Changes in 2008		Construction in Progress	Land	Buildings, Net	Plant and Equipment, Net	IT Equipment, Net	Fixtures and Fittings, Net	Motor Vehicles, Net	Leasehold Improvements, Net	Other Property, Plant and Equipment, Net	Property, Plant and Equipment, Net
Opening Balance at January 1, 2008		428,599,320	96,815,751	438,597,728	5,114,427,314	19,852,332	32,625,906	3,744,719	1,083,816	199,110,380	6,334,857,266
	Additions	497,772,204	2,467,967	4,207,391	94,123,801	6,644,208	4,908,594	2,080,161	250,275	30,573,369	643,027,970
	Disposals	(41,806,788)	(1,813,408)	(4,534)	(5,327,237)	(3,032,482)	(381,790)	(609,457)	—	(1,203,074)	(54,178,770)
	Depreciation Expense	—	—	(16,227,332)	(287,352,179)	(6,401,108)	(3,281,043)	(815,823)	(183,636)	(16,284,336)	(330,545,457)
Changes	Foreign Currency Translation Differences	42,782,214	8,717,949	106,765,473	422,151,835	2,977,427	1,335,842	532,554	(55,347)	34,995,269	620,203,216
	Other Increases (Decreases)	(223,240,418)	1,074,922	101,723,672	185,874,173	(2,080,906)	(10,711,797)	(780,052)	821,688	(50,253,376)	2,427,906
	Total Changes	275,507,212	10,447,430	196,464,670	409,470,393	(1,892,861)	(8,130,194)	407,383	832,980	(2,172,148)	880,934,865
Closing Balance at December 31, 2008		704,106,532	107,263,181	635,062,398	5,523,897,707	17,959,471	24,495,712	4,152,102	1,916,796	196,938,232	7,215,792,131

Additional information in Property, Plant and Equipment:

a)       Main Investments.

Material investments in the electricity generation business include developments in the program to create new capacity.

In Chile, stands out among other projects the construction of the Bocamina II Coal-fired Thermoelectric Power Plant with capacity of 370 MW. The project Central Térmica Quintero, consisting primarily of an open-cycle plant will operate similarly as GNL with a diesel fuel plant with capacity of 257 MW. Such project has been finalized and put into operation on September 2009. The Canela II Wind Park Expansion project with 40 wind generators with 60 MW capacity, has been finalized and put in operation on December 2009, reinforcing Endesa Chile’s commitment to the environment by developing non-conventional renewable energies (NCREs).

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

17.    DEFERRED TAX

a)             The deferred taxes recognized by temporary differences as of December 31, 2009 and 2008 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
	12-31-2009	12-31-2008	12-31-2009	12-31-2008
Temporary Differences	ThCh$	ThCh$	ThCh$	ThCh$
Deferred Tax Relating to Depreciation	112,732,337	144,937,386	511,370,845	567,525,469
Deferred Tax Relating to Amortization	—	—	8,226,527	9,104,066
Deferred Tax Relating to Accruals	7,805,157	8,667,039	27,169,053	32,217,089
Deferred Tax Relating to Provisions	143,783,859	119,683,835	5,799,412	956,270
Deferred Tax Relating to Foreign Exchange Contracts	29,199,072	24,169,737	2,919,974	226,158
Deferred Tax Relating to Post-employment benefit obligations	27,080,973	22,290,187	1,391,382	1,243,630
Deferred Tax Relating to Revaluations of Financial Instruments	34,574,100	393,823	293,219	—
Deferred Tax Relating to Tax Losses	64,935,086	115,543,640	—	—
Deferred Tax Relating to Others	34,785,937	75,615,021	15,878,885	23,740,649

Total	454,896,521	511,300,668	573,049,297	635,013,331

b)             The following table sets forth the changes in deferred taxes in the Consolidated Statement of Financial Position during 2009 and 2008:

	Assets	Liabilities
Deferred Tax Movements	ThCh$	ThCh$
Balance at January 01, 2008	541,265,109	589,952,913
Increase (Decrease) in Profit or Loss	(44,614,329)	21,371,543
Increase (Decrease) in Equity	(1,810,634)	(1,473,154)
Foreign Currency Translation	18,804,713	25,162,029
Other Increase (Decrease)	(2,344,191)	—
Balance at December 31, 2008	511,300,668	635,013,331
Increase (Decrease) in Profit or Loss	(41,820,393)	(20,683,609)
Increase (Decrease) in Equity	6,628,427	9,440,909
Foreign Currency Translation	(16,112,600)	(47,324,914)
Other Increase (Decrease)	(5,099,581)	(3,396,420)
Balance at December 31, 2009	454,896,521	573,049,297

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

The effect of deferred taxes of components of other comprehensive income for the years 2009 and 2008 are as follows:

	Balance at 12-31-2009			Balance at 12-31-2008
Deferred tax effects of components of other comprehensive	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-Sale Financial Assets	38,826	(6,692)	32,134	458	(1)	457
Cash Flow Hedge	112,011,539	(19,893,268)	92,118,271	(170,435,599)	24,517,704	(145,917,895)
Foreign currency translation	(80,352,490)	—	(80,352,490)	84,462,951	—	84,462,951
Share of other comprehensive income (loss) of associates	(10,387,426)	1,064,436	(9,322,990)	128,445	—	128,445
Actuarial income on defined benefit pension plans	(8,065,153)	2,303,295	(5,761,858)	(18,340,596)	5,241,539	(13,099,057)
Other Adjustments to Equity	(1,891,776)	(45,315)	(1,937,091)	—	—	—

Total	11,353,520	(16,577,544)	(5,224,024)	(104,184,341)	29,759,242	(74,425,099)

18.    INTEREST-BEARING LOANS

a)             Current and non-current portion of interest-bearing loans as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	12-31-2009		12-31-2008		01-01-2008
Classes of Interest-Bearing	Current	Non-Current	Current	Non-Current	Current	Non-Current
Loans	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank Loans	381,345,601	862,052,840	570,871,358	1,230,967,938	348,668,407	1,041,480,725
Unsecured obligations	228,951,828	2,257,547,764	605,039,356	2,378,421,245	347,937,977	2,137,722,847
Secured obligations	11,023,415	28,559,670	—	—	—	—
Finance Leases	11,352,861	86,875,968	7,823,434	106,361,878	7,337,715	57,841,980
Other Loans	88,837,615	88,869,955	89,231,185	109,595,299	31,471,158	132,529,527

Total	721,511,320	3,323,906,197	1,272,965,333	3,825,346,360	735,415,257	3,369,575,079

b)       Bank Loans by currency and contractual maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

Summary of Bank Loans by currency and maturity

12-31-2009

					Current					Non-Current
					Maturity					Maturity
		Type of	Nominal	Secured/	Undetermined	Up to One Month	One to Three Months	Three to twelve Months	Total Current of 12/31/2009	One to Five Years	Five Years or more	Total Non- Current of 12/31/2009
Country	Currency	Amortization	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	Semi-annually	2.23%	Unsecured	—	—	370,984	158,998,362	159,369,346	104,732,133	103,405,424	208,137,557
Peru	US$	Quarterly	5.12%	Unsecured	—	—	11,446,321	6,188,337	17,634,658	13,297,208	11,561,913	24,859,121
Peru	Soles	Quarterly	4.38%	Unsecured	—	—	8,715,418	—	8,715,418	42,167,699	—	42,167,699
Argentina	US$	Semi-annually	8.70%	Unsecured	—	—	8,324,583	13,621,109	21,945,692	36,113,536	—	36,113,536
Argentina	Ar$	Semi-annually	15.94%	Unsecured	—	—	5,895,705	7,195,591	13,091,296	18,960,874	—	18,960,874
Colombia	CPs	Semi-annually	12.92%	Unsecured	—	—	744,192	9,592,842	10,337,034	—	75,661,785	75,661,785
Brazil	US$	Semi-annually	6.04%	Unsecured	—	—	5,424,269	4,375,237	9,799,506	10,955,906	42,102,033	53,057,939
Brazil	R$	Semi-annually	11.21%	Unsecured	—	—	925,256	139,527,395	140,452,651	227,224,494	175,869,835	403,094,329

				Total	—	—	41,846,728	339,498,873	381,345,601	453,451,850	408,600,990	862,052,840

12-31-2008

					Current					Non-Current
					Maturity					Maturity
						Up to	One to	Three	Total	One		Total Non-
						One	Three	to twelve	Current of	to Five	Five Years	Current of
		Type of	Nominal	Secured/	Undetermined	Month	Months	Months	12/31/2008	Years	or more	12/31/2008
Country	Currency	Amortization	rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	2.56%	Unsecured	—	—	1,236,634	100,366,113	101,602,747	344,742,110	134,504,952	479,247,062
Chile	CH$	Semi-annually	12.43%	Unsecured	—	—	—	46,509,607	46,509,607	—	1,316,483	1,316,483
Peru	US$	Quarterly	5.79%	Unsecured	—	—	3,184,277	38,431,273	41,615,550	—	42,424,463	42,424,463
Peru	Soles	Quarterly	7.91%	Unsecured	—	—	8,116,695	7,609,262	15,725,957	26,599,962	—	26,599,962
Argentina	US$	Semi-annually	7.85%	Unsecured	—	—	14,092,130	29,398,920	43,491,050	52,588,321	—	52,588,321
Argentina	Ar$	Semi-annually	11.98%	Unsecured	—	—	2,868,019	15,491,811	18,359,830	2,510,699	1,255,471	3,766,170
Colombia	CPs	Semi-annually	13.78%	Unsecured	—	—	61,228,992	42,904,261	104,133,253	—	86,523,390	86,523,390
Brazil	US$	Semi-annually	6.96%	Unsecured	—	—	—	6,181,302	6,181,302	2,412,900	15,911,248	18,324,148
Brazil	R$	Semi-annually	5.62%	Unsecured	—	—	1,244,205	192,007,857	193,252,062	207,360,052	312,817,887	520,177,939

				Total	—	—	91,970,952	478,900,406	570,871,358	636,214,044	594,753,894	1,230,967,938

01-01-2008

					Current					Non-Current
					Maturity					Maturity
						Up to	One to	Three to	Total	One to		Total Non-
						One	Three	Twelve	Current of	Five	Five Years	Current of
		Type of	Nominal	Secured/	Undetermined	Month	Months	Months	01/01/2008	Years	or more	01/01/2008
Country	Currency	Amortization	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	3.97%	Unsecured	—	—	3,581,560	49,075,476	52,657,036	220,402,717	74,312,626	294,715,343
Peru	US$	Quarterly	4.39%	Unsecured	—	—	124,672	16,398,362	16,523,034	12,923,615	23,021,791	35,945,406
Peru	Soles	Quarterly	5.88%	Unsecured	—	—	48,398,052	18,077,771	66,475,823	—	—	—
Argentina	US$	Semi-annually	7.90%	Unsecured	—	—	1,558,561	15,710,553	17,269,114	67,038,260	4,057,264	71,095,524
Argentina	Ar$	Semi-annually	1.75%	Unsecured	—	—	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Colombia	CPs	Semi-annually	12.95%	Unsecured	—	—	67,943,027	24,736,084	92,679,111	—	75,222,830	75,222,830
Brazil	US$	Semi-annually	7.08%	Unsecured	—	—	—	36,625,803	36,625,803	10,535,788	56,878,470	67,414,258
Brazil	R$	Semi-annually	10.86%	Unsecured	—	—	—	64,434,808	64,434,808	200,130,551	291,979,233	492,109,784

				Total	—	—	122,688,098	225,980,309	348,668,407	513,519,721	527,961,004	1,041,480,725

The fair value of current and non-current bank borrowings totaled ThCh$1,307,770,461 and ThCh$1,954,779,024 as of December 31, 2009 and 2008, respectively.

•      Identification of Bank Borrowings by Companies

					December 31, 2009
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Banco Itaú	R$	13.76%	Semi-annually	—	780,505	780,505	2,319,872	777,600	3,097,472
Ampla	Unibanco	R$	13.82%	Semi-annually	—	821,168	821,168	2,311,183	774,687	3,085,870
Ampla	Banco Alfa	R$	13.56%	Semi-annually	—	3,822,187	3,822,187	13,032,988	4,368,539	17,401,527
Ampla	Banco Pactual	R$	17.57%	Semi-annually	—	—	—	—	—	—
Ampla	Bradesco	R$	13.72%	Semi-annually	—	2,419,186	2,419,186	24,041,519	8,058,497	32,100,016
Ampla	Votorantim	R$	13.58%	At Maturity	—	—	—	—	—	—
Ampla	Banco Do Brasil	R$	13.58%	At Maturity	—	235,626	235,626	—	29,002,545	29,002,545
Ampla	Banco Hsbc	R$	13.47%	Semi-annually	—	270,019	270,019	32,582,471	10,921,346	43,503,817
Ampla	Bndes	R$	12.12%	Monthly	—	34,048,849	34,048,849	35,333,342	—	35,333,342
CAM Argentina	Banco Itaú	Ar$	2.92%	Semi-annually	—	—	—	—	—	—
CAM Argentina	Banco Santander Rio	Ar$	16.00%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Unibanco	R$	14.75%	Semi-annually	—	—	—	—	—	—
CAM Brasil Ltda.	Itaú	R$	15.00%	Annual	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Unibanco	R$	14.77%	Semi-annually	—	—	—	—	—	—
CAM Brasil Ltda.	Itaú	R$	15.53%	Annual	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Bi-monthly	—	—	—	—	—	—
CDSA	Bndes	R$	14.44%	Monthly	—	—	—	—	—	—
Celta	Banesto	US$	6.83%	Semi-annually	—	—	—	—	—	—
CGTF Fortaleza	IFC - A	US$	7.89%	Semi-annually	2,134,813	—	2,134,813	4,238,891	15,484,474	19,723,365
CGTF Fortaleza	IFC - B	US$	2.98%	Semi-annually	3,270,587	—	3,270,587	6,717,015	12,843,149	19,560,164
CGTF Fortaleza	IFC - C	US$	11.96%	Semi-annually	18,869	—	18,869	—	3,549,700	3,549,700
Chilectra S.A.	Banco Corpbanca	CH$	11.60%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.76%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.02%	Semi-annually	—	—	—	—	—	—
Chinango	Banco Continental	Soles	4.60%	At Maturity	19,996	—	19,996	5,156,948	—	5,156,948
Chinango	Banco Continental	US$	3.21%	At Maturity	1,028,759	—	1,028,759	—	—	—
Chinango	Banco Continental	US$	3.52%	At Maturity	15,962	1,014,199	1,030,161	—	—	—
Chinango	Banco Continental	US$	4.12%	At Maturity	27,890	1,521,300	1,549,190	—	—	—
Chinango	Banco Continental	Soles	3.80%	At Maturity	1,228	—	1,228	1,403,251	—	1,403,251
Cam	Banco Santander	US$	4.04%	Quarterly	—	—	—	—	—	—
CIEN	Santander	R$	11.30%	Semi-annually	—	58,453,666	58,453,666	116,494,360	—	116,494,360
Codensa	Banco de Crédito	CPs	14.62%	At Maturity	—	—	—	—	—	—
Codensa	BBVA Colombia	CPs	15.18%	At Maturity	—	—	—	—	—	—
Codensa	Colmena	CPs	11.95%	At Maturity	—	—	—	—	—	—

					December 31, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Banco Itaú	R$	13.76%	Semi-annually	—	—	—	—	—	—
Ampla	Unibanco	R$	13.82%	Semi-annually	—	—	—	—	—	—
Ampla	Banco Alfa	R$	13.56%	Semi-annually	—	—	—	—	—	—
Ampla	Banco Pactual	R$	17.57%	Semi-annually	—	—	—	—	—	—
Ampla	Bradesco	R$	13.72%	Semi-annually	—	—	—	—	—	—
Ampla	Votorantim	R$	13.58%	At Maturity	—	—	—	—	—	—
Ampla	Banco Do Brasil	R$	13.58%	At Maturity	—	—	—	—	—	—
Ampla	Banco Hsbc	R$	13.47%	Semi-annually	—	—	—	—	—	—
Ampla	Bndes	R$	12.12%	Monthly	—	—	—	—	—	—
CAM Argentina	Banco Itaú	Ar$	2.92%	Semi-annually	1,516,755	—	1,516,755	—	—	—
CAM Argentina	Banco Santander Rio	Ar$	16.00%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	579	1,543	2,122	2,179	—	2,179
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	1,738	5,215	6,953	6,897	—	6,897
CAM Brasil Ltda.	Unibanco	R$	14.75%	Semi-annually	424,764	817,203	1,241,967	1,089,345	—	1,089,345
CAM Brasil Ltda.	Itaú	R$	15.00%	Annual	—	272,336	272,336	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	408,562	—	408,562	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	408,562	—	408,562	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Unibanco	R$	14.77%	Semi-annually	—	—	—	—	—	—
CAM Brasil Ltda.	Itaú	R$	15.53%	Annual	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Bi-monthly	—	—	—	—	—	—
CDSA	Bndes	R$	14.44%	Monthly	—	—	—	—	—	—
Celta	Banesto	US$	6.83%	Semi-annually	—	—	—	—	—	—
CGTF Fortaleza	IFC - A	US$	7.89%	Semi-annually	—	—	—	—	—	—
CGTF Fortaleza	IFC - B	US$	2.98%	Semi-annually	—	—	—	—	—	—
CGTF Fortaleza	IFC - C	US$	11.96%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	11.60%	Semi-annually	—	2,001,289	2,001,289	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.76%	Semi-annually	—	5,190,650	5,190,650	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.02%	Semi-annually	—	5,181,087	5,181,087	—	—	—
Chinango	Banco Continental	Soles	4.60%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	3.21%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	3.52%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	4.12%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	Soles	3.80%	At Maturity	—	—	—	—	—	—
Cam	Banco Santander	US$	4.04%	Quarterly	103,484	—	103,484	—	—	—
CIEN	Santander	R$	11.30%	Semi-annually	—	—	—	—	—	—
Codensa	Banco de Crédito	CPs	14.62%	At Maturity	11,526,716	—	11,526,716	—	—	—
Codensa	BBVA Colombia	CPs	15.18%	At Maturity	49,702,276	—	49,702,276	—	—	—
Codensa	Colmena	CPs	11.95%	At Maturity	—	—	—	—	—	—

					January 1, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Banco Itaú	R$	13.76%	Semi-annually	—	—	—	748,996	2,995,984	3,744,980
Ampla	Unibanco	R$	13.82%	Semi-annually	—	—	—	22,859,962	2,984,762	25,844,724
Ampla	Banco Alfa	R$	13.56%	Semi-annually	—	—	—	—	19,636,596	19,636,596
Ampla	Banco Pactual	R$	17.57%	Semi-annually	—	—	—	9,389,575	—	9,389,575
Ampla	Bradesco	R$	13.72%	Semi-annually	—	—	—	19,315,457	9,817,964	29,133,421
Ampla	Votorantim	R$	13.58%	At Maturity	—	—	—	28,052,280	—	28,052,280
Ampla	Banco Do Brasil	R$	13.58%	At Maturity	—	—	—	—	28,052,280	28,052,280
Ampla	Banco Hsbc	R$	13.47%	Semi-annually	—	—	—	—	42,078,420	42,078,420
Ampla	Bndes	R$	12.12%	Monthly	—	37,494,270	37,494,270	46,670,733	19,446,238	66,116,971
CAM Argentina	Banco Itaú	Ar$	2.92%	Semi-annually	—	—	—	—	—	—
CAM Argentina	Banco Santander Rio	Ar$	16.00%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.25%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Unibanco	R$	14.75%	Semi-annually	—	4,767,885	4,767,885	—	—	—
CAM Brasil Ltda.	Itaú	R$	15.00%	Annual	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	13.60%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Bndes	R$	11.85%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Unibanco	R$	14.77%	Semi-annually	—	—	—	—	—	—
CAM Brasil Ltda.	Itaú	R$	15.53%	Annual	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Monthly	—	—	—	—	—	—
CAM Brasil Ltda.	Votorantim	R$	14.44%	Bi-monthly	—	—	—	—	—	—
CDSA	Bndes	R$	14.44%	Monthly	—	561,046	561,046	—	—	—
Celta	Banesto	US$	6.83%	Semi-annually	2,047,648	—	2,047,648	—	—	—
CGTF Fortaleza	IFC - A	US$	7.89%	Semi-annually	—	—	—	—	—	—
CGTF Fortaleza	IFC - B	US$	2.98%	Semi-annually	—	3,927,319	3,927,319	10,535,788	38,264,660	48,800,448
CGTF Fortaleza	IFC - C	US$	11.96%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	11.60%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.76%	Semi-annually	—	—	—	—	—	—
Chilectra S.A.	Banco Corpbanca	CH$	14.02%	Semi-annually	—	—	—	—	—	—
Chinango	Banco Continental	Soles	4.60%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	3.21%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	3.52%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	US$	4.12%	At Maturity	—	—	—	—	—	—
Chinango	Banco Continental	Soles	3.80%	At Maturity	—	—	—	—	—	—
Cam	Banco Santander	US$	4.04%	Quarterly	484,538	—	484,538	—	—	—
CIEN	Santander	R$	11.30%	Semi-annually	—	2,244,182	2,244,182	56,104,512	112,086,636	168,191,148
Codensa	Banco de Crédito	CPs	14.62%	At Maturity	10,322,836	—	10,322,836	—	—	—
Codensa	BBVA Colombia	CPs	15.18%	At Maturity	46,791,812	—	46,791,812	—	—	—
Codensa	Colmena	CPs	11.95%	At Maturity	4,984,894	—	4,984,894	—	—	—

					December 31, 2009
					Current			Non- Current
				Type	Less	More				Non-
Company	Financial Institution	Currency	Nominal Interest Rate	of Amortization	than 90 days	than 90 days	Current, Total	1 to 5 years	Over 10 Years	Current, Total
Codensa	ABN AMRO Bank	CPs	12.15%	At Maturity	—	—	—	—	—	—
Coelce	Banco do Brasil	US$	6.67%	Semi-annually	—	170,373	170,373	—	1,773,044	1,773,044
Coelce	BEI	US$	6.58%	Semi-annually	—	4,204,864	4,204,864	—	7,580,248	7,580,248
Coelce	Eletrobras	R$	6.58%	Semi-annually	—	4,036,238	4,036,238	—	21,634,459	21,634,459
Coelce	Banco do Brasil	R$	10.75%	Semi-annually	—	3,499,199	3,499,199	—	11,672,734	11,672,734
Coelce	BNDES	R$	9.95%	Semi-annually	—	10,629,530	10,629,530	—	37,630,530	37,630,530
Coelce	Banco do Nordeste	R$	8.50%	Semi-annually	—	11,815,731	11,815,731	—	37,047,536	37,047,536
Coelce	Banco ABN Amro	R$	7.00%	Semi-annually	—	7,294,354	7,294,354	—	13,981,362	13,981,362
Coelce	Unibanco	US$	12.75%	Monthly	—	—	—	—	—	—
Coelce	BNDES	US$	5.50%	Monthly	—	—	—	—	—	—
Coelce	Banco Europeu	US$	5.49%	Monthly	—	—	—	—	—	—
Coelce	Unibanco	R$	12.75%	Monthly	—	—	—	—	—	—
Edegel	Banco de Crédito	US$	5.70%	At Maturity	5,072,753	—	5,072,753	—	—	—
Edegel	Banco de Crédito	US$	7.19%	Quarterly	3,681,430	—	3,681,430	—	11,561,913	11,561,913
Edegel	Banco Continental	US$	3.97%	Quarterly	1,619,527	—	1,619,527	7,820,494	—	7,820,494
Edegel	Banco Scotiabank	US$	3.08%	Semi-annually	—	3,652,838	3,652,838	5,476,714	—	5,476,714
Edegel	Banco Continental	Soles	4.28%	At Maturity	13,155	—	13,155	2,631,096	—	2,631,096
Edegel	Banco Continental	Soles	4.40%	At Maturity	25,609	—	25,609	5,262,192	—	5,262,192
Edegel	Banco Continental	Soles	4.30%	At Maturity	27,189	—	27,189	5,086,786	—	5,086,786
Edegel	Banco Scotiabank	US$	5.95%	At Maturity	—	—	—	—	—	—
Edegel	Banco Westlb	US$	5.50%	Quarterly	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.60%	At Maturity	—	—	—	—	—	—
Edegel	Banco de Crédito	US$	9.59%	Quarterly	—	—	—	—	—	—
Edegel	Banco Citibank	US$	7.12%	At Maturity	—	—	—	—	—	—
Edegel	Banco Citibank	US$	5.00%	Semi-annually	—	—	—	—	—	—
Edegel	Banco de Crédito	US$	6.02%	At Maturity	—	—	—	—	—	—
Edegel	Banco Scotiabank	Soles	6.55%	At Maturity	—	—	—	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	—	—	—	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	2.60%	At Maturity	5,252,955	—	5,252,955	—	—	—
Edelnor	Banco de Crédito	Soles	5.15%	Semi-annually	8,901	—	8,901	2,631,096	—	2,631,096
Edelnor	Banco de Crédito	Soles	4.75%	Semi-annually	8,901	—	8,901	2,631,096	—	2,631,096
Edelnor	Banco de Crédito	Soles	7.28%	Semi-annually	3,481	—	3,481	2,280,283	—	2,280,283
Edelnor	Banco de Crédito	Soles	7.00%	Semi-annually	3,560	—	3,560	1,052,438	—	1,052,438
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	10,613	—	10,613	—	—	—
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	14,835	—	14,835	4,385,160	—	4,385,160

					December 31, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Codensa	ABN AMRO Bank	CPs	12.15%	At Maturity	—	—	—	—	—	—
Coelce	Banco do Brasil	US$	6.67%	Semi-annually	—	—	—	—	—	—
Coelce	BEI	US$	6.58%	Semi-annually	—	—	—	—	—	—
Coelce	Eletrobras	R$	6.58%	Semi-annually	—	—	—	—	—	—
Coelce	Banco do Brasil	R$	10.75%	Semi-annually	—	—	—	—	—	—
Coelce	BNDES	R$	9.95%	Semi-annually	—	—	—	—	—	—
Coelce	Banco do Nordeste	R$	8.50%	Semi-annually	—	—	—	—	—	—
Coelce	Banco ABN Amro	R$	7.00%	Semi-annually	—	—	—	—	—	—
Coelce	Unibanco	US$	12.75%	Monthly	—	—	—	—	—	—
Coelce	BNDES	US$	5.50%	Monthly	—	—	—	—	—	—
Coelce	Banco Europeu	US$	5.49%	Monthly	—	—	—	—	—	—
Coelce	Unibanco	R$	12.75%	Monthly	—	—	—	—	—	—
Edegel	Banco de Crédito	US$	5.70%	At Maturity	—	6,368,554	6,368,554	—	—	—
Edegel	Banco de Crédito	US$	7.19%	Quarterly	—	6,368,554	6,368,554	—	—	—
Edegel	Banco Continental	US$	3.97%	Quarterly	—	1,592,747	1,592,747	—	11,855,402	11,855,402
Edegel	Banco Scotiabank	US$	3.08%	Semi-annually	—	4,585,278	4,585,278	—	12,879,026	12,879,026
Edegel	Banco Continental	Soles	4.28%	At Maturity	—	—	—	—	—	—
Edegel	Banco Continental	Soles	4.40%	At Maturity	—	—	—	—	—	—
Edegel	Banco Continental	Soles	4.30%	At Maturity	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	5.95%	At Maturity	—	2,547,422	2,547,422	—	—	—
Edegel	Banco Westlb	US$	5.50%	Quarterly	—	10,600,164	10,600,164	—	—	—
Edegel	Banco Continental	Soles	6.60%	At Maturity	—	78,814	78,814	11,958,775	—	11,958,775
Edegel	Banco de Crédito	US$	9.59%	Quarterly	—	—	—	—	17,690,035	17,690,035
Edegel	Banco Citibank	US$	7.12%	At Maturity	3,184,277	—	3,184,277	—	—	—
Edegel	Banco Citibank	US$	5.00%	Semi-annually	—	6,368,554	6,368,554	—	—	—
Edegel	Banco de Crédito	US$	6.02%	At Maturity	—	—	—	—	—	—
Edegel	Banco Scotiabank	Soles	6.55%	At Maturity	—	—	—	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	—	—	—	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	2.60%	At Maturity	8,116,695	—	8,116,695	—	—	—
Edelnor	Banco de Crédito	Soles	5.15%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.75%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	7.28%	Semi-annually	—	3,873,127	3,873,127	—	—	—
Edelnor	Banco de Crédito	Soles	7.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	—	—	—	6,390,098	—	6,390,098

					January 1, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Codensa	ABN AMRO Bank	CPs	12.15%	At Maturity	5,843,485	—	5,843,485	—	—	—
Coelce	Banco do Brasil	US$	6.67%	Semi-annually	—	6,576,115	6,576,115	—	2,050,902	2,050,902
Coelce	BEI	US$	6.58%	Semi-annually	—	—	—	—	—	—
Coelce	Eletrobras	R$	6.58%	Semi-annually	—	2,570,905	2,570,905	16,147,468	—	16,147,468
Coelce	Banco do Brasil	R$	10.75%	Semi-annually	—	1,959,384	1,959,384	—	14,213,529	14,213,529
Coelce	BNDES	R$	9.95%	Semi-annually	—	7,913,033	7,913,033	—	—	—
Coelce	Banco do Nordeste	R$	8.50%	Semi-annually	—	3,972,149	3,972,149	—	40,666,824	40,666,824
Coelce	Banco ABN Amro	R$	7.00%	Semi-annually	—	—	—	—	—	—
Coelce	Unibanco	US$	12.75%	Monthly	—	20,213,663	20,213,663	—	—	—
Coelce	BNDES	US$	5.50%	Monthly	—	1,152,278	1,152,278	—	—	—
Coelce	Banco Europeu	US$	5.49%	Monthly	—	4,756,428	4,756,428	—	16,562,908	16,562,908
Coelce	Unibanco	R$	12.75%	Monthly	—	2,951,954	2,951,954	—	—	—
Edegel	Banco de Crédito	US$	5.70%	At Maturity	—	1,491,167	1,491,167	—	—	—
Edegel	Banco de Crédito	US$	7.19%	Quarterly	—	1,988,223	1,988,223	—	—	—
Edegel	Banco Continental	US$	3.97%	Quarterly	—	1,486,689	1,486,689	—	10,496,053	10,496,053
Edegel	Banco Scotiabank	US$	3.08%	Semi-annually	—	3,628,490	3,628,490	—	12,525,738	12,525,738
Edegel	Banco Continental	Soles	4.28%	At Maturity	—	—	—	—	—	—
Edegel	Banco Continental	Soles	4.40%	At Maturity	—	—	—	—	—	—
Edegel	Banco Continental	Soles	4.30%	At Maturity	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	5.95%	At Maturity	—	1,988,223	1,988,223	—	—	—
Edegel	Banco Westlb	US$	5.50%	Quarterly	—	—	—	7,953,058	—	7,953,058
Edegel	Banco Continental	Soles	6.60%	At Maturity	—	9,785,216	9,785,216	—	—	—
Edegel	Banco de Crédito	US$	9.59%	Quarterly	—	—	—	—	—	—
Edegel	Banco Citibank	US$	7.12%	At Maturity	—	—	—	—	—	—
Edegel	Banco Citibank	US$	5.00%	Semi-annually	—	4,970,557	4,970,557	4,970,557	—	4,970,557
Edegel	Banco de Crédito	US$	6.02%	At Maturity	—	845,013	845,013	—	—	—
Edegel	Banco Scotiabank	Soles	6.55%	At Maturity	—	8,292,555	8,292,555	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	4,378,469	—	4,378,469	—	—	—
Edegel	Banco de Crédito	Soles	5.90%	At Maturity	5,659,668	—	5,659,668	—	—	—
Edelnor	Banco de Crédito	Soles	2.60%	At Maturity	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	5.15%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.75%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	7.28%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	7.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	11,231,138	—	11,231,138	—	—	—

					December 31, 2009
					Current			Non- Current
			Nominal	Type	Less	More				Non-
Company	Financial Institution	Currency	Interest Rate	of Amortization	than 90 days	than 90 days	Current, Total	1 to 5 years	Over 10 Years	Current, Total
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	8,901	—	8,901	2,631,096	—	2,631,096
Edelnor	Banco Continental	Soles	4.40%	Semi-annually	109,098	—	109,098	7,016,257	—	7,016,257
Edelnor	Scotiabank	Soles	4.35%	At Maturity	1,603,498	—	1,603,498	—	—	—
Edelnor	Scotiabank	Soles	4.35%	At Maturity	1,603,498	—	1,603,498	—	—	—
Edelnor	Banco de Crédito	US$	4.75%	At Maturity	—	—	—	—	—	—
Edelnor	Interbank	Soles	5.72%	At Maturity	—	—	—	—	—	—
Edelnor	Banco de la Nación	Soles	5.15%	At Maturity	—	—	—	—	—	—
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	1,334,474	1,334,474	—	—	—
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	—	—	1,601,369	—	1,601,369
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	2,001,711	—	2,001,711
EDESUR S.A.	Santander Rio	Ar$	18.94%	Quarterly	—	—	—	3,336,185	—	3,336,185
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	—	—	5,337,896	—	5,337,896
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	2,001,711	—	2,001,711
EDESUR S.A.	Santander Rio	Ar$	17.80%	Semi-annually	—	—	—	2,668,948	—	2,668,948
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	—	—	1,040,890	—	1,040,890
EDESUR S.A.	Itau S.A. Ny Branch	US$	4.22%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Bayerische	US$	5.35%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Deutsche Bank	US$	5.12%	Semi-annually	—	—	—	—	—	—
Emgesa	Davivienda	CPs	12.93%	Annually	—	992,230	992,230	—	7,826,033	7,826,033
Emgesa	Bancolombia	CPs	12.93%	Annually	—	710,761	710,761	—	5,606,000	5,606,000
Emgesa	Bancolombia	CPs	12.93%	Annually	—	2,340,613	2,340,613	—	18,461,158	18,461,158
Emgesa	BBVA Colombia	CPs	12.93%	Annually	—	2,594,904	2,594,904	—	20,466,830	20,466,830
Emgesa	Banco Santander	CPs	10.38%	Semi-annually	—	2,954,334	2,954,334	—	23,301,764	23,301,764
Emgesa	BBVA Colombia	CPs	15.96%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco de Crédito	CPs	14.62%	Semi-annually	—	—	—	—	—	—
Emgesa	Citibank	CPs	15.00%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Semi-annually	—	—	—	—	—	—
Emgesa	Av Villas	CPs	12.13%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	IFC	R$	12.75%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Santander	R$	1.70%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Itaú	R$	13.76%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Unibanco	R$	13.82%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Alfa	R$	13.56%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Pactual	R$	17.57%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Bradesco	R$	13.72%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Do Brasil	R$	13.58%	At Maturity	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Hsbc	R$	13.47%	Half Yearly	—	—	—	—	—	—
Endesa Brasil S.A.	Bndes	R$	12.12%	Monthly	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Brasil	US$	6.67%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Europeu	US$	5.49%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Eletrobras	R$	6.58%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Brasil	R$	10.75%	Semi-annually	—	—	—	—	—	—

					December 31, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco Continental	Soles	4.40%	Semi-annually	—	—	—	8,251,089	—	8,251,089
Edelnor	Scotiabank	Soles	4.35%	At Maturity	—	—	—	—	—	—
Edelnor	Scotiabank	Soles	4.35%	At Maturity	—	3,657,321	3,657,321	—	—	—
Edelnor	Banco de Crédito	US$	4.75%	At Maturity	—	—	—	—	—	—
Edelnor	Interbank	Soles	5.72%	At Maturity	—	—	—	—	—	—
Edelnor	Banco de la Nación	Soles	5.15%	At Maturity	—	—	—	—	—	—
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	1,868,503	1,868,503	—	—	—
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	Santander Rio	Ar$	18.94%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	Santander Rio	Ar$	17.80%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	—	—	—	—	—
EDESUR S.A.	Itau S.A. Ny Branch	US$	4.22%	Semi-annually	—	1,923,626	1,923,626	7,641,639	—	7,641,639
EDESUR S.A.	Bayerische	US$	5.35%	Semi-annually	406,896	3,283,596	3,690,492	—	—	—
EDESUR S.A.	Deutsche Bank	US$	5.12%	Semi-annually	2,657,506	5,256,139	7,913,645	—	—	—
Emgesa	Davivienda	CPs	12.93%	Annually	—	1,088,007	1,088,007	—	8,949,497	8,949,497
Emgesa	Bancolombia	CPs	12.93%	Annually	—	779,369	779,369	—	6,410,845	6,410,845
Emgesa	Bancolombia	CPs	12.93%	Annually	—	2,566,545	2,566,545	—	21,111,344	21,111,344
Emgesa	BBVA Colombia	CPs	12.93%	Annually	—	335,358	335,358	—	23,404,940	23,404,940
Emgesa	Banco Santander	CPs	10.38%	Semi-annually	—	257,586	257,586	—	—	—
Emgesa	BBVA Colombia	CPs	15.96%	Semi-annually	—	14,650,645	14,650,645	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Semi-annually	—	11,722,599	11,722,599	—	—	—
Emgesa	Banco de Crédito	CPs	14.62%	Semi-annually	—	2,855,358	2,855,358	—	—	—
Emgesa	Citibank	CPs	15.00%	Semi-annually	—	8,569,590	8,569,590	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Semi-annually	—	79,204	79,204	—	26,646,764	26,646,764
Emgesa	Av Villas	CPs	12.13%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	IFC	R$	12.75%	Semi-annually	—	6,263,735	6,263,735	21,382,652	38,801,056	60,183,708
Endesa Brasil S.A.	Santander	R$	1.70%	Semi-annually	—	1,634,018	1,634,018	92,594,204	70,721,742	163,315,946
Endesa Brasil S.A.	Banco Itaú	R$	13.76%	Semi-annually	—	—	—	2,181,414	1,454,276	3,635,690
Endesa Brasil S.A.	Unibanco	R$	13.82%	Semi-annually	—	25,891,736	25,891,736	2,173,244	1,448,829	3,622,073
Endesa Brasil S.A.	Banco Alfa	R$	13.56%	Semi-annually	—	—	—	5,446,726	13,616,815	19,063,541
Endesa Brasil S.A.	Banco Pactual	R$	17.57%	Semi-annually	—	11,972,347	11,972,347	—	—	—
Endesa Brasil S.A.	Bradesco	R$	13.72%	Semi-annually	—	21,738,395	21,738,395	13,074,866	17,794,453	30,869,319
Endesa Brasil S.A.	Banco Do Brasil	R$	13.58%	At Maturity	—	—	—	—	28,686,757	28,686,757
Endesa Brasil S.A.	Banco Hsbc	R$	13.47%	Half Yearly	—	—	—	20,425,223	20,425,223	40,850,446
Endesa Brasil S.A.	Bndes	R$	12.12%	Monthly	—	34,257,587	34,257,587	48,438,629	7,022,788	55,461,417
Endesa Brasil S.A.	Banco do Brasil	US$	6.67%	Semi-annually	—	244,006	244,006	2,412,900	—	2,412,900
Endesa Brasil S.A.	Banco Europeu	US$	5.49%	Semi-annually	—	5,937,296	5,937,296	—	15,911,248	15,911,248
Endesa Brasil S.A.	Eletrobras	R$	6.58%	Semi-annually	—	3,283,485	3,283,485	—	15,568,376	15,568,376
Endesa Brasil S.A.	Banco do Brasil	R$	10.75%	Semi-annually	—	2,182,335	2,182,335	—	52,467,766	52,467,766

					January 1, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Edelnor	Banco de Crédito	Soles	4.00%	Semi-annually	—	—	—	—	—	—
Edelnor	Banco Continental	Soles	4.40%	Semi-annually	12,309,835	—	12,309,835	—	—	—
Edelnor	Scotiabank	Soles	4.35%	At Maturity	—	—	—	—	—	—
Edelnor	Scotiabank	Soles	4.35%	At Maturity	13,422,451	—	13,422,451	—	—	—
Edelnor	Banco de Crédito	US$	4.75%	At Maturity	124,672	—	124,672	—	—	—
Edelnor	Interbank	Soles	5.72%	At Maturity	1,363,323	—	1,363,323	—	—	—
Edelnor	Banco de la Nación	Soles	5.15%	At Maturity	33,168	—	33,168	—	—	—
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	—	—	—	—	—
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	Santander Rio	Ar$	18.94%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	BBVA	Ar$	20.00%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Standard	Ar$	17.43%	Quarterly	—	—	—	—	—	—
EDESUR S.A.	Santander Rio	Ar$	17.80%	Semi-annually	—	—	—	—	—	—
EDESUR S.A.	Ciudad De Buenos Aires S.A.	Ar$	15.19%	At Maturity	—	—	—	—	—	—
EDESUR S.A.	Itau S.A. Ny Branch	US$	4.22%	Semi-annually	22,350	—	22,350	5,969,307	1,492,327	7,461,634
EDESUR S.A.	Bayerische	US$	5.35%	Semi-annually	324,849	307,792	632,641	307,792	2,564,937	2,872,729
EDESUR S.A.	Deutsche Bank	US$	5.12%	Semi-annually	8,698	2,025,734	2,034,432	6,221,589	—	6,221,589
Emgesa	Davivienda	CPs	12.93%	Annually	—	938,051	938,051	—	7,780,630	7,780,630
Emgesa	Bancolombia	CPs	12.93%	Annually	—	671,951	671,951	—	5,573,476	5,573,476
Emgesa	Bancolombia	CPs	12.93%	Annually	—	2,212,808	2,212,808	—	18,354,055	18,354,055
Emgesa	BBVA Colombia	CPs	12.93%	Annually	—	2,453,214	2,453,214	—	20,348,091	20,348,091
Emgesa	Banco Santander	CPs	10.38%	Semi-annually	—	1,320,603	1,320,603	—	—	—
Emgesa	BBVA Colombia	CPs	15.96%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	16.09%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco de Crédito	CPs	14.62%	Semi-annually	—	—	—	—	—	—
Emgesa	Citibank	CPs	15.00%	Semi-annually	—	—	—	—	—	—
Emgesa	Banco Santander	CPs	12.13%	Semi-annually	—	2,793,017	2,793,017	—	23,166,578	23,166,578
Emgesa	Av Villas	CPs	12.13%	Semi-annually	—	9,892,754	9,892,754	—	—	—
Emgesa	Banco de Bogotá	CPs	12.13%	Semi-annually	—	4,453,686	4,453,686	—	—	—
Endesa Brasil S.A.	IFC	R$	12.75%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Santander	R$	1.70%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Itaú	R$	13.76%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Unibanco	R$	13.82%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Alfa	R$	13.56%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Pactual	R$	17.57%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Bradesco	R$	13.72%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Do Brasil	R$	13.58%	At Maturity	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Hsbc	R$	13.47%	Half Yearly	—	—	—	—	—	—
Endesa Brasil S.A.	Bndes	R$	12.12%	Monthly	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Brasil	US$	6.67%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco Europeu	US$	5.49%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Eletrobras	R$	6.58%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Brasil	R$	10.75%	Semi-annually	—	—	—	—	—	—

					December 31, 2009
					Current			Non- Current
			Nominal	Type	Less	More				Non-
Company	Financial Institution	Currency	Interest Rate	of Amortization	than 90 days	than 90 days	Current, Total	1 to 5 years	Over 10 Years	Current, Total
Endesa Brasil S.A.	BNDES	R$	9.95%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Nordeste	R$	8.50%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Safra	R$	12.11%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Santander	R$	12.11%	Semi-annually	—	—	—	—	—	—
Endesa Costanera	Banco Santander Río	US$	4.67%	At Maturity	706,604	—	706,604	—	—	—
Endesa Costanera	Banco Provincia de Buenos Aires	US$	6.00%	At Maturity	685,119	—	685,119	—	—	—
Endesa Costanera	Banco Galicia	US$	5.44%	At Maturity	385,930	—	385,930	—	—	—
Endesa Costanera	Banco Ciudad	US$	5.70%	At Maturity	1,034,484	—	1,034,484	—	—	—
Endesa Costanera	Credit Suisse International	US$	12.26%	At Maturity	2,176,661	—	2,176,661	2,173,458	—	2,173,458
Endesa Costanera	Citibank	US$	5.00%	At Maturity	—	407,548	407,548	—	—	—
Endesa Costanera	Banco Nación Argentina	Ar$	12.50%	At Maturity	686,987	2,668,948	3,355,935	—	—	—
Endesa Costanera	Mediocredito Italiano	Ar$	1.75%	At Maturity	—	1,951,134	1,951,134	972,164	—	972,164
Endesa Costanera	Banco Santander Río	Ar$	21.75%	At Maturity	306,929	—	306,929	—	—	—
Endesa Costanera	Banco Comafi	Ar$	15.00%	At Maturity	404,479	—	404,479	—	—	—
Endesa Costanera	Banco Itaú	Ar$	19.47%	At Maturity	1,730,145	918,786	2,648,931	—	—	—
Endesa Costanera	Citibank	Ar$	13.00%	At Maturity	562,347	—	562,347	—	—	—
Endesa Costanera	Banco Galicia	Ar$	6.39%	At Maturity	257,554	—	257,554	—	—	—
Endesa Costanera	Citibank	US$	5.32%	At Maturity	—	1,136,571	1,136,571	—	—	—
Endesa Costanera	Banco Galicia	US$	6.39%	At Maturity	158,669	—	158,669	—	—	—
Endesa Costanera	Bladex	US$	5.88%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Itaú	US$	11.13%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Ciudad	Ar$	6.70%	At Maturity	—	—	—	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Semi-annually	—	901,716	901,716	1,659,304	2,488,955	4,148,259
Endesa Chile	Export Development Corpotation	US$	2.50%	Semi-annually	—	759,503	759,503	1,452,034	1,452,035	2,904,069
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	1.60%	At Maturity	—	15,866,003	15,866,003	—	30,540,510	30,540,510
Endesa Chile	The Bank of Tokyo-Mitsubishi	US$	1.60%	At Maturity	—	12,675,768	12,675,768	17,110,472	16,594,577	33,705,049
Endesa Chile	Caja Madrid	US$	1.60%	At Maturity	—	8,241,742	8,241,742	—	25,143,298	25,143,298
Endesa Chile	Banco Santander Central Hispano	US$	1.60%	At Maturity	—	10,771,619	10,771,619	17,110,472	16,594,577	33,705,049
Endesa Chile	Citibank NA	US$	1.60%	At Maturity	—	15,840,616	15,840,616	17,110,472	—	17,110,472
Endesa Chile	Ing Bank N.V.	US$	1.60%	At Maturity	—	20,326,059	20,326,059	—	—	—
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	At Maturity	—	12,672,493	12,672,493	—	—	—
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	At Maturity	—	10,560,411	10,560,411	—	—	—
Endesa Chile	ABN AMRO Bank	US$	1.60%	At Maturity	—	5,230,136	5,230,136	—	—	—
Endesa Chile	Instituto de Credito Oficial	US$	1.60%	At Maturity	—	5,280,206	5,280,206	10,139,539	—	10,139,539
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	At Maturity	—	4,224,164	4,224,164	—	—	—
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	At Maturity	—	—	—	5,069,769	—	5,069,769
Endesa Chile	Export Development Corpotation	US$	1.60%	At Maturity	—	—	—	12,674,424	—	12,674,424
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	At Maturity	—	—	—	10,139,539	—	10,139,539
Endesa Chile	Banco Español de crédito	US$	1.60%	At Maturity	—	—	—	5,069,769	12,571,649	17,641,418
Endesa Chile	Banco Estado	US$	1.60%	At Maturity	—	—	—	6,970,933	—	6,970,933

					December 31, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Brasil S.A.	BNDES	R$	9.95%	Semi-annually	—	452,611	452,611	—	—	—
Endesa Brasil S.A.	Banco do Nordeste	R$	8.50%	Semi-annually	—	5,114,102	5,114,102	—	44,809,806	44,809,806
Endesa Brasil S.A.	Safra	R$	12.11%	Semi-annually	—	35,450,002	35,450,002	—	—	—
Endesa Brasil S.A.	Santander	R$	12.11%	Semi-annually	—	42,671,207	42,671,207	—	—	—
Endesa Costanera	Banco Santander Río	US$	4.67%	At Maturity	—	404,811	404,811	849,749	—	849,749
Endesa Costanera	Banco Provincia de Buenos Aires	US$	6.00%	At Maturity	—	1,046,049	1,046,049	—	—	—
Endesa Costanera	Banco Galicia	US$	5.44%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Ciudad	US$	5.70%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Credit Suisse International	US$	12.26%	At Maturity	2,734,159	8,187,052	10,921,211	2,727,679	—	2,727,679
Endesa Costanera	Citibank	US$	5.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Nación Argentina	Ar$	12.50%	At Maturity	—	4,617,885	4,617,885	—	—	—
Endesa Costanera	Mediocredito Italiano	Ar$	1.75%	At Maturity	1,267,768	1,255,391	2,523,159	2,510,699	1,255,471	3,766,170
Endesa Costanera	Banco Santander Río	Ar$	21.75%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Comafi	Ar$	15.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Itaú	Ar$	19.47%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Citibank	Ar$	13.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Galicia	Ar$	6.39%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Citibank	US$	5.32%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Galicia	US$	6.39%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Bladex	US$	5.88%	At Maturity	722,371	573,624	1,295,995	—	—	—
Endesa Costanera	Banco Itaú	US$	11.13%	At Maturity	—	1,298,740	1,298,740	—	—	—
Endesa Costanera	Banco Ciudad	Ar$	6.70%	At Maturity	—	1,120,666	1,120,666	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Semi-annually	—	3,270,303	3,270,303	2,082,556	4,165,111	6,247,667
Endesa Chile	Export Development Corpotation	US$	2.50%	Semi-annually	—	1,016,983	1,016,983	1,822,416	2,733,624	4,556,040
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	1.60%	At Maturity	—	—	—	19,855,862	37,226,224	57,082,086
Endesa Chile	The Bank of Tokyo-Mitsubishi	US$	1.60%	At Maturity	—	12,508	12,508	37,356,336	20,821,447	58,177,783
Endesa Chile	Caja Madrid	US$	1.60%	At Maturity	—	—	—	10,325,048	31,547,647	41,872,695
Endesa Chile	Banco Santander Central Hispano	US$	1.60%	At Maturity	—	—	—	34,973,632	20,821,447	55,795,079
Endesa Chile	Citibank NA	US$	1.60%	At Maturity	—	—	—	41,327,508	—	41,327,508
Endesa Chile	Ing Bank N.V.	US$	1.60%	At Maturity	—	—	—	25,415,503	—	25,415,503
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	At Maturity	—	—	—	15,884,689	—	15,884,689
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	At Maturity	—	—	—	13,237,241	—	13,237,241
Endesa Chile	ABN AMRO Bank	US$	1.60%	At Maturity	—	—	—	6,618,621	—	6,618,621
Endesa Chile	Instituto de Credito Oficial	US$	1.60%	At Maturity	—	—	—	19,342,560	—	19,342,560
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	At Maturity	—	—	—	5,294,896	—	5,294,896
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	At Maturity	—	—	—	6,361,969	—	6,361,969
Endesa Chile	Export Development Corpotation	US$	1.60%	At Maturity	—	—	—	15,904,926	—	15,904,926
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	At Maturity	—	—	—	12,723,939	—	12,723,939
Endesa Chile	Banco Español de crédito	US$	1.60%	At Maturity	—	—	—	6,361,969	17,189,452	23,551,421
Endesa Chile	Banco Estado	US$	1.60%	At Maturity	—	—	—	8,747,708	—	8,747,708

					January 1, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Brasil S.A.	BNDES	R$	9.95%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Banco do Nordeste	R$	8.50%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Safra	R$	12.11%	Semi-annually	—	—	—	—	—	—
Endesa Brasil S.A.	Santander	R$	12.11%	Semi-annually	—	—	—	—	—	—
Endesa Costanera	Banco Santander Río	US$	4.67%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Provincia de Buenos Aires	US$	6.00%	At Maturity	1,026,904	—	1,026,904	—	—	—
Endesa Costanera	Banco Galicia	US$	5.44%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Ciudad	US$	5.70%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Credit Suisse International	US$	12.26%	At Maturity	—	4,278,999	4,278,999	10,647,556	—	10,647,556
Endesa Costanera	Citibank	US$	5.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Nación Argentina	Ar$	12.50%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Mediocredito Italiano	Ar$	1.75%	At Maturity	1,082,226	921,452	2,003,678	2,488,790	2,488,790	4,977,580
Endesa Costanera	Banco Santander Río	Ar$	21.75%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Comafi	Ar$	15.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Itaú	Ar$	19.47%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Citibank	Ar$	13.00%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Galicia	Ar$	6.39%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Citibank	US$	5.32%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Banco Galicia	US$	6.39%	At Maturity	—	—	—	—	—	—
Endesa Costanera	Bladex	US$	5.88%	At Maturity	—	885,686	885,686	—	—	—
Endesa Costanera	Banco Itaú	US$	11.13%	At Maturity	—	2,415,322	2,415,322	—	—	—
Endesa Costanera	Banco Ciudad	Ar$	6.70%	At Maturity	—	—	—	—	—	—
Endesa Chile	B.N.P. Paribas	US$	5.96%	Semi-annually	—	3,229,981	3,229,981	3,261,481	4,064,740	7,326,221
Endesa Chile	Export Development Corpotation	US$	2.50%	Semi-annually	—	859,804	859,804	1,422,798	2,845,597	4,268,395
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	1.60%	At Maturity	—	—	—	—	—	—
Endesa Chile	The Bank of Tokyo-Mitsubishi	US$	1.60%	At Maturity	—	27,903	27,903	4,180,739	10,973,496	15,154,235
Endesa Chile	Caja Madrid	US$	1.60%	At Maturity	—	—	—	—	—	—
Endesa Chile	Banco Santander Central Hispano	US$	1.60%	At Maturity	—	—	—	3,553,628	10,973,496	14,527,124
Endesa Chile	Citibank NA	US$	1.60%	At Maturity	—	—	—	5,225,923	10,973,496	16,199,419
Endesa Chile	Ing Bank N.V.	US$	1.60%	At Maturity	—	—	—	6,689,182	—	6,689,182
Endesa Chile	San Paolo IMI S.p.A	US$	1.60%	At Maturity	—	—	—	4,180,739	—	4,180,739
Endesa Chile	HSBC Bank pic Spanish Branch	US$	1.60%	At Maturity	—	—	—	3,483,949	—	3,483,949
Endesa Chile	ABN AMRO Bank	US$	1.60%	At Maturity	—	—	—	1,741,975	—	1,741,975
Endesa Chile	Instituto de Credito Oficial	US$	1.60%	At Maturity	—	—	—	1,741,975	6,503,260	8,245,235
Endesa Chile	Deutsche Bank AG New York Branch	US$	1.60%	At Maturity	—	—	—	1,393,130	—	1,393,130
Endesa Chile	The Royal Bank of Scotland PLC	US$	1.60%	At Maturity	—	—	—	—	3,251,407	3,251,407
Endesa Chile	Export Development Corpotation	US$	1.60%	At Maturity	—	—	—	—	8,128,516	8,128,516
Endesa Chile	B.N.P. Paribas Panama Branch	US$	1.60%	At Maturity	—	—	—	—	6,502,812	6,502,812
Endesa Chile	Banco Español de crédito	US$	1.60%	At Maturity	—	—	—	—	3,251,407	3,251,407
Endesa Chile	Banco Estado	US$	1.60%	At Maturity	—	—	—	—	4,963,412	4,963,412

					December 31, 2009
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	At Maturity	—	5,068,997	5,068,997	—	—	—
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	2.28%	Quarterly	—	—	—	—	—	—
Endesa Chile	Caja Madrid	US$	1.77%	Quarterly	—	—	—	—	—	—
Enersis	Banco Bilbao Vizcaya Argentaria	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	HSBC	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Caja Madrid	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Dresdner Bank AG	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Deutsche Bank AG.	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Banco Santander Central Hispano	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Instituto Credito Oficial	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Citibank, N.A.	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	ABN	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Bank of Tolkio	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Sao Paulo USA	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Banca Monte Paschi Di Siena SPA	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Caja de Ahorros de Galicia	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	The Bank of nova Scotiabank	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Bancp Itaú Chile	US$	2.59%	At Maturity	—	—	—	—	—	—
Enersis	Scotiabank	Ch$	12.73%	At Maturity	—	—	—	—	—	—
Enersis	Itaú	Ch$	13.08%	At Maturity	—	—	—	—	—	—
Enersis	Estado	Ch$	15.00%	At Maturity	—	—	—	—	—	—
Enersis	Chile	Ch$	10.56%	At Maturity	—	—	—	—	—	—
Enersis	BCI	Ch$	11.63%	At Maturity	—	—	—	—	—	—
Enersis	Estado	US$	15.00%	At Maturity	—	—	—	—	—	—
H. El Chocón	Deutsche Bank	US$	3.80%	At Maturity	1,508,290	4,437,126	5,945,416	10,564,564	—	10,564,564
H. El Chocón	Standard Bank	US$	3.80%	At Maturity	1,508,290	4,437,126	5,945,416	10,564,564	—	10,564,564
H. El Chocón	Sindicated	US$	18.67%	At Maturity	160,537	3,202,738	3,363,275	12,810,950	—	12,810,950
H. El Chocón	Ciudad	Ar$	21.50%	At Maturity	14,946	—	14,946	—	—	—
H. El Chocón	Santander Rio	Ar$	17.44%	Semi-annually	—	—	—	—	—	—
GasAtacama	Pnc Bank	US$	3.09%	Semi-annually	—	—	—	225,406	—	225,406
GasAtacama Holding	Sc Group	US$	7.50%	Annually	—	34,965,052	34,965,052	—	—	—
Pangue	Export Development Corporation	US$	1.63%	Semi-annually	370,984	—	370,984	—	—	—
Pangue	Export Development Corporation	US$	3.75%	Semi-annually	—	—	—	—	—	—
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Semi-annually	—	—	—	—	—	—
Sistemas Sec S.A.	BBVA	CH$	4.68%	Semi-annually	—	—	—	—	—	—
Synapsis Brasil	BNB	R$	9.57%	Annually	—	—	—	—	—	—
Synapsis Brasil	BNB	R$	11.30%	Annually	194,837	—	194,837	—	—	—
Synapsis Colombia Ltda.	Banco de Bogotá	CPs	11.50%	Semi-annually	744,192	—	744,192	—	—	—

Total					39,183,991	342,161,610	381,345,601	452,343,091	409,709,749	862,052,840

					December 31, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	At Maturity	—	—	—	6,353,876	—	6,353,876
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	2.28%	Quarterly	—	72,555	72,555	—	—	—
Endesa Chile	Caja Madrid	US$	1.77%	Quarterly	—	16,298	16,298	—	—	—
Enersis	Banco Bilbao Vizcaya Argentaria	US$	2.59%	At Maturity	—	12,645,346	12,645,346	—	—	—
Enersis	HSBC	US$	2.59%	At Maturity	—	7,974,540	7,974,540	—	—	—
Enersis	Caja Madrid	US$	2.59%	At Maturity	—	12,645,342	12,645,342	—	—	—
Enersis	Dresdner Bank AG	US$	2.59%	At Maturity	—	2,734,128	2,734,128	—	—	—
Enersis	Deutsche Bank AG.	US$	2.59%	At Maturity	—	3,189,816	3,189,816	—	—	—
Enersis	Banco Santander Central Hispano	US$	2.59%	At Maturity	—	7,723,912	7,723,912	—	—	—
Enersis	Instituto Credito Oficial	US$	2.59%	At Maturity	—	3,987,270	3,987,270	—	—	—
Enersis	Citibank, N.A.	US$	2.59%	At Maturity	—	12,645,342	12,645,342	—	—	—
Enersis	ABN	US$	2.59%	At Maturity	—	3,987,270	3,987,270	—	—	—
Enersis	Bank of Tolkio	US$	2.59%	At Maturity	—	9,569,448	9,569,448	—	—	—
Enersis	Sao Paulo USA	US$	2.59%	At Maturity	—	9,569,448	9,569,448	—	—	—
Enersis	Banca Monte Paschi Di Siena SPA	US$	2.59%	At Maturity	—	1,367,064	1,367,064	—	—	—
Enersis	Caja de Ahorros de Galicia	US$	2.59%	At Maturity	—	2,734,128	2,734,128	—	—	—
Enersis	The Bank of nova Scotiabank	US$	2.59%	At Maturity	—	2,734,128	2,734,128	—	—	—
Enersis	Bancp Itaú Chile	US$	2.59%	At Maturity	—	2,187,302	2,187,302	—	—	—
Enersis	Scotiabank	Ch$	12.73%	At Maturity	—	6,713,751	6,713,751	—	—	—
Enersis	Itaú	Ch$	13.08%	At Maturity	—	10,337,900	10,337,900	—	—	—
Enersis	Estado	Ch$	15.00%	At Maturity	—	2,075,833	2,075,833	—	—	—
Enersis	Chile	Ch$	10.56%	At Maturity	—	10,005,867	10,005,867	—	—	—
Enersis	BCI	Ch$	11.63%	At Maturity	—	5,003,230	5,003,230	—	—	—
Enersis	Estado	US$	15.00%	At Maturity	—	—	—	—	—	—
H. El Chocón	Deutsche Bank	US$	3.80%	At Maturity	3,785,599	3,712,642	7,498,241	20,684,627	—	20,684,627
H. El Chocón	Standard Bank	US$	3.80%	At Maturity	3,785,599	3,712,641	7,498,240	20,684,627	—	20,684,627
H. El Chocón	Sindicated	US$	18.67%	At Maturity	—	—	—	—	—	—
H. El Chocón	Ciudad	Ar$	21.50%	At Maturity	—	—	—	—	—	—
H. El Chocón	Santander Rio	Ar$	17.44%	Semi-annually	83,496	6,629,366	6,712,862	—	—	—
GasAtacama	Pnc Bank	US$	3.09%	Semi-annually	8,357	282,982	291,339	565,964	—	565,964
GasAtacama Holding	Sc Group	US$	7.50%	Annually	—	—	—	53,722,804	—	53,722,804
Pangue	Export Development Corporation	US$	1.63%	Semi-annually	948,555	—	948,555	462,087	—	462,087
Pangue	Export Development Corporation	US$	3.75%	Semi-annually	—	—	—	—	—	—
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Semi-annually	176,238	—	176,238	—	—	—
Sistemas Sec S.A.	BBVA	CH$	4.68%	Semi-annually	—	—	—	—	1,316,483	1,316,483
Synapsis Brasil	BNB	R$	9.57%	Annually	—	—	—	544,673	—	544,673
Synapsis Brasil	BNB	R$	11.30%	Annually	—	—	—	—	—	—
Synapsis Colombia Ltda.	Banco de Bogotá	CPs	11.50%	Semi-annually	—	—	—	—	—	—

Total					91,970,952	478,900,406	570,871,358	636,214,044	594,753,894	1,230,967,938

					January 1, 2008
					Current			Non- Current
Company	Financial Institution	Currency	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank of Nova Scotia	US$	1.60%	At Maturity	—	—	—	1,672,295	—	1,672,295
Endesa Chile	Banco Bilbao Vizcaya Argentaria	US$	2.28%	Quarterly	—	—	—	5,225,923	—	5,225,923
Endesa Chile	Caja Madrid	US$	1.77%	Quarterly	—	18,368	18,368	2,717,480	—	2,717,480
Enersis	Banco Bilbao Vizcaya Argentaria	US$	2.59%	At Maturity	—	111,076	111,076	14,492,624	—	14,492,624
Enersis	HSBC	US$	2.59%	At Maturity	—	70,048	70,048	22,981,162	—	22,981,162
Enersis	Caja Madrid	US$	2.59%	At Maturity	—	111,076	111,076	4,968,900	—	4,968,900
Enersis	Dresdner Bank AG	US$	2.59%	At Maturity	—	24,016	24,016	5,797,050	—	5,797,050
Enersis	Deutsche Bank AG.	US$	2.59%	At Maturity	—	28,019	28,019	14,037,142	—	14,037,142
Enersis	Banco Santander Central Hispano	US$	2.59%	At Maturity	—	67,846	67,846	7,246,312	—	7,246,312
Enersis	Instituto Credito Oficial	US$	2.59%	At Maturity	—	35,024	35,024	22,981,162	—	22,981,162
Enersis	Citibank, N.A.	US$	2.59%	At Maturity	—	111,076	111,076	7,246,312	—	7,246,312
Enersis	ABN	US$	2.59%	At Maturity	—	35,024	35,024	17,391,150	—	17,391,150
Enersis	Bank of Tolkio	US$	2.59%	At Maturity	—	84,057	84,057	17,391,150	—	17,391,150
Enersis	Sao Paulo USA	US$	2.59%	At Maturity	—	84,057	84,057	2,484,450	—	2,484,450
Enersis	Banca Monte Paschi Di Siena SPA	US$	2.59%	At Maturity	—	12,008	12,008	4,968,901	—	4,968,901
Enersis	Caja de Ahorros de Galicia	US$	2.59%	At Maturity	—	24,016	24,016	4,968,901	—	4,968,901
Enersis	The Bank of nova Scotiabank	US$	2.59%	At Maturity	—	24,016	24,016	3,975,122	—	3,975,122
Enersis	Bancp Itaú Chile	US$	2.59%	At Maturity	—	19,213	19,213	—	—	—
Enersis	Scotiabank	Ch$	12.73%	At Maturity	—	—	—	—	—	—
Enersis	Itaú	Ch$	13.08%	At Maturity	—	—	—	—	—	—
Enersis	Estado	Ch$	15.00%	At Maturity	—	—	—	—	—	—
Enersis	Chile	Ch$	10.56%	At Maturity	—	—	—	—	—	—
Enersis	BCI	Ch$	11.63%	At Maturity	—	—	—	—	—	—
Enersis	Estado	US$	15.00%	At Maturity	—	—	—	22,981,162	—	22,981,162
H. El Chocón	Deutsche Bank	US$	3.80%	At Maturity	87,880	2,898,510	2,986,390	21,946,008	—	21,946,008
H. El Chocón	Standard Bank	US$	3.80%	At Maturity	87,880	2,898,510	2,986,390	21,946,008	—	21,946,008
H. El Chocón	Sindicated	US$	18.67%	At Maturity	—	—	—	—	—	—
H. El Chocón	Ciudad	Ar$	21.50%	At Maturity	—	—	—	—	—	—
H. El Chocón	Santander Rio	Ar$	17.44%	Semi-annually	—	—	—	—	—	—
GasAtacama	Pnc Bank	US$	3.09%	Semi-annually	—	—	—	—	—	—
GasAtacama Holding	Sc Group	US$	7.50%	Annually	—	44,098,848	44,098,848	—	662,790	662,790
Pangue	Export Development Corporation	US$	1.63%	Semi-annually	—	—	—	—	—	—
Pangue	Export Development Corporation	US$	3.75%	Semi-annually	772,559	—	772,559	—	1,218,197	1,218,197
Pangue	Kreditanstalf Fúr Wiederaubau	US$	4.85%	Semi-annually	276,815	—	276,815	—	—	—
Sistemas Sec S.A.	BBVA	CH$	4.68%	Semi-annually	—	—	—	—	—	—
Synapsis Brasil	BNB	R$	9.57%	Annually	—	—	—	841,568	—	841,568
Synapsis Brasil	BNB	R$	11.30%	Annually	—	—	—	—	—	—
Synapsis Colombia Ltda.	Banco de Bogotá	CPs	11.50%	Semi-annually	—	—	—	—	—	—

Total					122,688,098	225,980,309	348,668,407	513,519,721	527,961,004	1,041,480,725

c)       Unsecured obligations by currency and maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

•      Summary of unsecured obligations by currency and maturity

					Current					Non-Current
					Maturity				Current	Maturity		Non-Current
		Type of	Nominal	Secured/	Undetermined	Less than One Month	One to Three Months	Three to twelve Months	Potion at 12/31/2009	One to Five Years	Over Five Years	Portion at 12/31/2009
Country	Currency	Amortization	Annual Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	7.88%	Unsecured	—	—	15,916,932	6,782,703	22,699,635	—	771,171,418	771,171,418
Chile	Ch$	Semi-annually	5.01%	Unsecured	—	—	1,081,503	8,843,672	9,925,175	9,968,809	415,647,419	425,616,228
Peru	US$	Semi-annually	6.97%	Unsecured	—	—	—	789,504	789,504	4,056,799	27,505,653	31,562,452
Peru	Soles	Semi-annually	7.23%	Unsecured	—	—	7,806,462	314,504	8,120,966	40,135,949	116,463,727	156,599,676
Argentina	Ar$	Quarterly	11.75%	Unsecured	—	—	—	8,807,528	8,807,528	13,211,293	—	13,211,293
Colombia	CPs	Semi-annually	9.94%	Unsecured	—	—	1,446,813	130,251,384	131,698,197	159,931,863	447,119,273	607,051,136
Brazil	R$	Semi-annually	12.94%	Unsecured	—	—	—	46,910,823	46,910,823	155,290,517	97,045,044	252,335,561

				Total	—	—	26,251,710	202,700,118	228,951,828	382,595,230	1,874,952,534	2,257,547,764

					Current					Non-Current
					Maturity					Maturity		Non-Current
		Type of	Nominal	Secured/	Undetermined	Up to One Month	One to Three Months	Three to twelve Months	Current Total at 12/31/2008	One to Five Years	Over Five Years	Total at 12/31/2008
Country	Currency	Amortization	Annual Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	Semi-annually	7.96%	Unsecured	—	—	7,529,669	423,856,834	431,386,503	—	929,310,401	929,310,401
Chile	Ch$	Quarterly	5.05%	Unsecured	—	—	—	5,004,323	5,004,323	10,211,424	422,452,740	432,664,164
Peru	US$	Quarterly	5.80%	Unsecured	—	—	—	13,448,960	13,448,960	5,094,843	25,295,850	30,390,693
Peru	Soles	Semi-annually	6.87%	Unsecured	—	—	—	32,599,214	32,599,214	44,686,294	153,479,309	198,165,603
Argentina	Ar$	Quarterly	12.28%	Unsecured		—	—	—	—	—	30,262,432	30,262,432
Colombia	CPs	Semi-annually	12.51%	Unsecured	—	—	—	—	—	160,968,224	458,798,292	619,766,516
Brazil	R$	Semi-annually	14.56%	Unsecured	—	—	122,600,356	—	122,600,356	87,521,479	50,339,957	137,861,436

				Total	—	—	130,130,025	474,909,331	605,039,356	308,482,264	2,069,938,981	2,378,421,245

					Current					Non-Current
					Maturity					Maturity		Non-Current
Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Undetermined ThCh$	Up to One Month ThCh$	One to Three Months ThCh$	Three to twelve Months ThCh$	Current Total at 01/01/2008 ThCh$	One to Five Years ThCh$	Over Five Years ThCh$	Total at 01/01/2008 ThCh$
Chile	US$	Semi-annually	7.93%	Unsecured	—	—	5,878,571	228,769,156	234,647,727	—	1,097,174,380	1,097,174,380
Chile	Ch$	Quarterly	4.93%	Unsecured	—	—	—	4,166,774	4,166,774	9,340,386	132,491,314	141,831,700
Peru	US$	Quarterly	5.55%	Unsecured	—	—	—	—	—	4,970,557	18,888,119	23,858,676
Peru	Soles	Semi-annually	6.68%	Unsecured	—	—	12,947,996	9,899,155	22,847,151	38,850,622	108,649,686	147,500,308
Argentina	Ar$	Quarterly	12.28%	Unsecured	—	—	—	—	—	—	26,035,837	26,035,837
Colombia	CPs	Semi-annually	12.64%	Unsecured	—	—	3,444,610	1,580,202	5,024,812	146,036,731	416,543,687	562,580,418
Brazil	R$	Semi-annually	13.06%	Unsecured	—	—	—	81,251,513	81,251,513	—	138,741,528	138,741,528

				Total	—	—	22,271,177	325,666,800	347,937,977	199,198,296	1,938,524,551	2,137,722,847

d)       Secured obligations by currency and maturity as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

•      Summary of secured obligations by currency and maturity.

					Current					Non-Current
					Maturity					Maturity
Country	Currency	Type of Amortization	Nominal Annual Rate	Secured/ Unsecured	Undetermined ThCh$	Up to One Month ThCh$	One to Three Months ThCh$	Three to twelve Months ThCh$	Current Total at 12/31/2009 ThCh$	One to Five Years ThCh$	Over Five Years ThCh$	Non-Current Total at 12/31/2009 ThCh$

Peru	US$	Quarterly	6.06%	Secured	—	—	—	72,618	72,618	10,141,998	—	10,141,998
Peru	Soles	Semi Annually	6.28%	Secured	—	—	—	10,950,797	10,950,797	9,647,352	8,770,320	18,417,672

				Total	—	—	—	11,023,415	11,023,415	19,789,350	8,770,320	28,559,670

The fair value of current and non-current secured and unsecured obligations totaled ThCh$2,957,767,022 and ThCh$3,406,969,288 as of December 31, 2009 and 2008, respectively.

•      Secured and unsecured obligations by Company

					December 31, 2009
			Nominal		Current			Non-Current
Company	Financial Institution	Currency	Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total
Ampla	Bonds	R$	13.23%	Unsecured	—	46,910,823	46,910,823	154,419,099	26,147,159	180,566,258
Chinango	Banco Continental	Soles	6.72%	Secured	—	6,218,332	6,218,332	—	—	—
Chinango	Banco Continental	Soles	6.47%	Secured	—	55,078	55,078	—	4,385,160	4,385,160
Chinango	Banco Continental	Soles	6.09%	Secured	—	4,431,993	4,431,993	—	—	—
Chinango	Banco Continental	Soles	6.16%	Secured	—	29,644	29,644	5,262,192	—	5,262,192
Chinango	Banco Continental	Soles	6.16%	Secured	—	123,662	123,662	—	4,385,160	4,385,160
Chinango	Banco Continental	Soles	5.91%	Secured	—	92,088	92,088	4,385,160	—	4,385,160
Chinango	Banco Continental	US$	6.06%	Secured	—	72,618	72,618	10,141,998	—	10,141,998
Codensa	B3	CPs	13.12%	Unsecured	—	—	—	—	—	—
Codensa	B5	CPs	13.01%	Unsecured	239,630	—	239,630	49,612,813	—	49,612,813
Codensa	B8	CPs	13.22%	Unsecured	306,773	—	306,773	62,016,015	—	62,016,015
Codensa	B302	CPs	11.85%	Unsecured	173,600	55,667,344	55,840,944	—	—	—
Codensa	B102	CPs	11.58%	Unsecured	350,428	—	350,428	—	96,558,689	96,558,689
Codensa	B52	CPs	10.56%	Unsecured	89,286	—	89,286	8,364,721	—	8,364,721
Codensa	B203	CPs	10.27%	Unsecured	25,907	27,038,982	27,064,889	—	—	—
Codensa	B503	CPs	10.74%	Unsecured	78,909	—	78,909	18,728,836	—	18,728,836
Codensa	B503	CPs	12.85%	Unsecured	93,489	—	93,489	21,209,478	—	21,209,478
Codensa	B102	CPs	12.38%	Unsecured	88,791	—	88,791	—	19,845,125	19,845,125
Coelce	Itaú	R$	12.00%	Unsecured	—	—	—	—	35,448,942	35,448,942
Coelce	Santander	R$	12.00%	Unsecured	—	—	—	—	35,448,943	35,448,943
Edegel	Banco Continental	Soles	6.31%	Unsecured	—	6,920	6,920	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.28%	Unsecured	—	—	—	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.75%	Unsecured	—	78,933	78,933	—	3,508,128	3,508,128
Edegel	Banco Continental	Soles	6.50%	Unsecured	—	80,760	80,760	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.44%	Unsecured	—	30,582	30,582	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.63%	Unsecured	—	14,526	14,526	—	4,385,160	4,385,160
Edegel	Banco Continental	Soles	6.59%	Unsecured	—	102,783	102,783	—	4,964,001	4,964,001
Edegel	Banco Continental	US$	5.97%	Unsecured	—	108,963	108,963	4,056,799	—	4,056,799
Edegel	Banco Continental	US$	6.34%	Unsecured	—	138,506	138,506	—	5,070,999	5,070,999
Edegel	Banco Continental	US$	9.00%	Unsecured	—	59,148	59,148	—	4,929,095	4,929,095
Edegel	Banco Continental	US$	7.78%	Unsecured	—	143,209	143,209	—	4,140,994	4,140,994
Edegel	Banco Continental	US$	7.13%	Unsecured	—	102,050	102,050	—	3,222,567	3,222,567
Edegel	Banco Scotiabank	US$	6.63%	Unsecured	—	153,978	153,978	—	5,070,999	5,070,999
Edegel	Banco Scotiabank	US$	6.00%	Unsecured	—	83,650	83,650	—	5,070,999	5,070,999
Edegel	Banco Continental	Soles	6.91%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	3.75%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.72%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.09%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	—	—	—

					December 31, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Bonds	R$	13.23%	Unsecured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.72%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.47%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.09%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	5.91%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	US$	6.06%	Secured	—	—	—	—	—	—
Codensa	B3	CPs	13.12%	Unsecured	16,977,582	—	16,977,582	—	—	—
Codensa	B5	CPs	13.01%	Unsecured	—	—	—	56,734,965	—	56,734,965
Codensa	B8	CPs	13.22%	Unsecured	—	—	—	—	70,918,706	70,918,706
Codensa	B302	CPs	11.85%	Unsecured	—	—	—	63,747,188	—	63,747,188
Codensa	B102	CPs	11.58%	Unsecured	—	—	—	—	110,214,411	110,214,411
Codensa	B52	CPs	10.56%	Unsecured	—	—	—	9,565,515	—	9,565,515
Codensa	B203	CPs	10.27%	Unsecured	—	—	—	30,920,556	—	30,920,556
Codensa	B503	CPs	10.74%	Unsecured	—	—	—	—	24,254,198	24,254,198
Codensa	B503	CPs	12.85%	Unsecured	—	—	—	—	21,417,450	21,417,450
Codensa	B102	CPs	12.38%	Unsecured	—	—	—	—	—	—
Coelce	Itaú	R$	12.00%	Unsecured	—	—	—	—	—	—
Coelce	Santander	R$	12.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.31%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.28%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.75%	Unsecured	—	—	—	—	4,053,822	4,053,822
Edegel	Banco Continental	Soles	6.50%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.44%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.63%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.59%	Unsecured	—	—	—	—	5,736,153	5,736,153
Edegel	Banco Continental	US$	5.97%	Unsecured	—	—	—	5,094,843	—	5,094,843
Edegel	Banco Continental	US$	6.34%	Unsecured	—	—	—	—	6,368,554	6,368,554
Edegel	Banco Continental	US$	9.00%	Unsecured	—	—	—	—	6,190,187	6,190,187
Edegel	Banco Continental	US$	7.78%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.13%	Unsecured	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.63%	Unsecured	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.91%	Unsecured	—	15,282,707	15,282,707	—	—	—
Edegel	Banco Continental	US$	3.75%	Unsecured	—	6,724,480	6,724,480	—	—	—
Edegel	Banco Continental	Soles	6.72%	Unsecured	—	—	—	7,094,189	—	7,094,189
Edegel	Banco Continental	Soles	6.47%	Unsecured	—	—	—	—	5,067,278	5,067,278
Edegel	Banco Continental	Soles	6.09%	Unsecured	—	—	—	5,067,278	—	5,067,278
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	6,080,733	—	6,080,733
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	—	5,067,278	5,067,278

					January 1, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Ampla	Bonds	R$	13.23%	Unsecured	—	81,251,513	81,251,513	—	138,741,528	138,741,528
Chinango	Banco Continental	Soles	6.72%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.47%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.09%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	6.16%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	Soles	5.91%	Secured	—	—	—	—	—	—
Chinango	Banco Continental	US$	6.06%	Secured	—	—	—	—	—	—
Codensa	B3	CPs	13.12%	Unsecured	—	1,580,202	1,580,202	12,331,245	—	12,331,245
Codensa	B5	CPs	13.01%	Unsecured	—	—	—	—	49,324,981	49,324,981
Codensa	B8	CPs	13.22%	Unsecured	—	—	—	—	61,656,227	61,656,227
Codensa	B302	CPs	11.85%	Unsecured	—	—	—	55,408,835	—	55,408,835
Codensa	B102	CPs	11.58%	Unsecured	—	—	—	—	95,774,700	95,774,700
Codensa	B52	CPs	10.56%	Unsecured	—	—	—	—	8,316,192	8,316,192
Codensa	B203	CPs	10.27%	Unsecured	—	—	—	—	—	—
Codensa	B503	CPs	10.74%	Unsecured	—	—	—	—	—	—
Codensa	B503	CPs	12.85%	Unsecured	—	—	—	—	—	—
Codensa	B102	CPs	12.38%	Unsecured	—	—	—	—	—	—
Coelce	Itaú	R$	12.00%	Unsecured	—	—	—	—	—	—
Coelce	Santander	R$	12.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.31%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.28%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.75%	Unsecured	—	—	—	—	3,317,017	3,317,017
Edegel	Banco Continental	Soles	6.50%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.44%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.63%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.59%	Unsecured	4,975,533	—	4,975,533	—	—	—
Edegel	Banco Continental	US$	5.97%	Unsecured	—	—	—	—	8,947,008	8,947,008
Edegel	Banco Continental	US$	6.34%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	9.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.78%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	7.13%	Unsecured	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.63%	Unsecured	—	—	—	—	—	—
Edegel	Banco Scotiabank	US$	6.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.91%	Unsecured	—	—	—	11,609,577	—	11,609,577
Edegel	Banco Continental	US$	3.75%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.72%	Unsecured	—	—	—	5,804,789	—	5,804,789
Edegel	Banco Continental	Soles	6.47%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	Soles	6.09%	Unsecured	—	—	—	4,146,278	—	4,146,278
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	—	4,975,533	4,975,533
Edegel	Banco Continental	Soles	6.16%	Unsecured	—	—	—	—	4,146,278	4,146,278

					December 31, 2009
					Current			Non-Current
										Non-
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Current, Total
Edegel	Banco Continental	Soles	5.91%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	6.06%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	US$	3.75%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	8.50%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	Unsecured	—	—	—	—	—	—
Edelnor	Caja De Pensiones Militar Policial	Soles	7.38%	Unsecured	5,317,877	—	5,317,877	—	—	—
Edelnor	Fcr - Macrofondo	Soles	1.27%	Unsecured	4,485	—	4,485	858,071	—	858,071
Edelnor	Rimac Internacional Cia De Seguros	Soles	8.49%	Unsecured	41,573	—	41,573	—	4,047,701	4,047,701
Edelnor	Rimac Internacional Cia De Seguros	Soles	9.69%	Unsecured	15,316	—	15,316	—	4,039,254	4,039,254
Edelnor	Afp Integra	Soles	9.69%	Unsecured	8,737	—	8,737	—	8,064,483	8,064,483
Edelnor	Fdo Seguro de Retiro de Suboficiales y Especialistas	Soles	8.75%	Unsecured	25,580	—	25,580	—	5,262,192	5,262,192
Edelnor	Afp Integra	Soles	7.31%	Unsecured	124,703	—	124,703	3,508,128	—	3,508,128
Edelnor	Seguro Social De Salud - Essalud	Soles	7.84%	Unsecured	26,753	—	26,753	—	701,626	701,626
Edelnor	Afp Profuturo	Soles	7.56%	Unsecured	21,003	—	21,003	—	2,631,096	2,631,096
Edelnor	Afp Integra	Soles	8.16%	Unsecured	125,183	—	125,183	—	3,157,315	3,157,315
Edelnor	Afp Horizonte	Soles	7.22%	Unsecured	63,311	—	63,311	—	2,631,096	2,631,096
Edelnor	Afp Integra	Soles	7.06%	Unsecured	102,546	—	102,546	3,508,128	—	3,508,128
Edelnor	Afp Integra	Soles	8.00%	Unsecured	157,975	—	157,975	—	4,771,054	4,771,054
Edelnor	Fcr - Macrofondo	Soles	6.66%	Unsecured	40,864	—	40,864	—	2,631,096	2,631,096
Edelnor	Afp Profuturo	Soles	5.69%	Unsecured	39,351	—	39,351	3,508,128	—	3,508,128
Edelnor	Afp Integra	Soles	5.91%	Unsecured	40,864	—	40,864	—	3,508,128	3,508,128
Edelnor	Afp Horizonte	Soles	5.97%	Unsecured	202,412	—	202,412	7,016,256	—	7,016,256
Edelnor	Afp Prima	Soles	6.94%	Unsecured	163,603	—	163,603	—	7,016,256	7,016,256
Edelnor	Afp Prima	Soles	6.56%	Unsecured	103,599	—	103,599	5,262,192	—	5,262,192
Edelnor	Afp Prima	Soles	6.84%	Unsecured	170,062	—	170,062	—	5,262,192	5,262,192
Edelnor	Afp Integra	Soles	5.94%	Unsecured	70,010	—	70,010	3,508,128	—	3,508,128
Edelnor	Mapfre Perú Cia De Seguros	Soles	6.28%	Unsecured	74,064	—	74,064	—	3,508,128	3,508,128
Edelnor	Afp Prima	Soles	6.81%	Unsecured	14,107	—	14,107	—	4,385,160	4,385,160
Edelnor	Afp Prima	Soles	7.13%	Unsecured	14,754	—	14,754	—	4,385,160	4,385,160
Edelnor	Afp Prima	Soles	7.50%	Unsecured	123,515	—	123,515	3,508,128	—	3,508,128
Edelnor	Afp Prima	Soles	7.72%	Unsecured	190,677	—	190,677	—	5,262,192	5,262,192
Edelnor	Afp Profuturo	Soles	8.31%	Unsecured	10,004	—	10,004	2,280,283	—	2,280,283
Edelnor	Afp Profuturo	Soles	8.25%	Unsecured	11,811	—	11,811	2,712,660	—	2,712,660
Edelnor	Afp Profuturo	Soles	7.81%	Unsecured	160,879	—	160,879	4,465,847	—	4,465,847
Edelnor	Afp Profuturo	Soles	7.91%	Unsecured	191,842	—	191,842	—	5,262,192	5,262,192
Edelnor	Afp Profuturo	Soles	8.06%	Unsecured	104,706	—	104,706	—	4,369,373	4,369,373

					December 31, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non-Current, Total
Edegel	Banco Continental	Soles	5.91%	Unsecured	—	—	—	5,067,278	—	5,067,278
Edegel	Banco Continental	US$	6.06%	Unsecured	—	—	—	—	12,737,109	12,737,109
Edegel	Banco Continental	US$	3.75%	Unsecured	—	6,724,480	6,724,480	—	—	—
Edegel	Banco Continental	Soles	8.50%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.00%	Unsecured	—	—	—	—	—	—
Edegel	Banco Continental	Soles	6.47%	Unsecured	—	—	—	—	—	—
Edelnor	Caja De Pensiones Militar Policial	Soles	7.38%	Unsecured	—	24,914	24,914	6,080,732	—	6,080,732
Edelnor	Fcr - Macrofondo	Soles	1.27%	Unsecured	—	7,534	7,534	—	991,545	991,545
Edelnor	Rimac Internacional Cia De Seguros	Soles	8.49%	Unsecured	—	55,765	55,765	—	4,663,880	4,663,880
Edelnor	Rimac Internacional Cia De Seguros	Soles	9.69%	Unsecured	—	17,647	17,647	—	4,654,147	4,654,147
Edelnor	Afp Integra	Soles	9.69%	Unsecured	—	—	—	—	—	—
Edelnor	Fdo Seguro de Retiro de Suboficiales y Especialistas	Soles	8.75%	Unsecured	—	29,559	29,559	—	6,080,732	6,080,732
Edelnor	Afp Integra	Soles	7.31%	Unsecured	—	—	—	4,053,822	—	4,053,822
Edelnor	Seguro Social De Salud - Essalud	Soles	7.84%	Unsecured	—	—	—	—	810,764	810,764
Edelnor	Afp Profuturo	Soles	7.56%	Unsecured	—	24,270	24,270	—	3,040,366	3,040,366
Edelnor	Afp Integra	Soles	8.16%	Unsecured	—	—	—	—	3,648,439	3,648,439
Edelnor	Afp Horizonte	Soles	7.22%	Unsecured	—	73,159	73,159	—	3,040,366	3,040,366
Edelnor	Afp Integra	Soles	7.06%	Unsecured	—	118,497	118,497	—	4,053,822	4,053,822
Edelnor	Afp Integra	Soles	8.00%	Unsecured	—	182,548	182,548	—	5,513,197	5,513,197
Edelnor	Fcr - Macrofondo	Soles	6.66%	Unsecured	—	47,221	47,221	—	3,040,366	3,040,366
Edelnor	Afp Profuturo	Soles	5.69%	Unsecured	—	45,472	45,472	—	4,053,822	4,053,822
Edelnor	Afp Integra	Soles	5.91%	Unsecured	—	47,221	47,221	—	4,053,822	4,053,822
Edelnor	Afp Horizonte	Soles	5.97%	Unsecured	—	224,764	224,764	—	8,107,643	8,107,643
Edelnor	Afp Prima	Soles	6.94%	Unsecured	—	189,052	189,052	—	8,107,643	8,107,643
Edelnor	Afp Prima	Soles	6.56%	Unsecured	—	119,714	119,714	—	6,080,732	6,080,732
Edelnor	Afp Prima	Soles	6.84%	Unsecured	—	196,515	196,515	—	6,080,732	6,080,732
Edelnor	Afp Integra	Soles	5.94%	Unsecured	—	80,900	80,900	4,053,822	—	4,053,822
Edelnor	Mapfre Perú Cia De Seguros	Soles	6.28%	Unsecured	—	85,584	85,584	—	4,053,822	4,053,822
Edelnor	Afp Prima	Soles	6.81%	Unsecured	—	16,302	16,302	—	5,067,277	5,067,277
Edelnor	Afp Prima	Soles	7.13%	Unsecured	—	17,049	17,049	—	5,067,277	5,067,277
Edelnor	Afp Prima	Soles	7.50%	Unsecured	—	142,728	142,728	4,053,822	—	4,053,822
Edelnor	Afp Prima	Soles	7.72%	Unsecured	—	220,337	220,337	—	6,080,732	6,080,732
Edelnor	Afp Profuturo	Soles	8.31%	Unsecured	—	11,560	11,560	—	2,634,984	2,634,984
Edelnor	Afp Profuturo	Soles	8.25%	Unsecured	—	13,649	13,649	3,134,618	—	3,134,618
Edelnor	Afp Profuturo	Soles	7.81%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	7.91%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	8.06%	Unsecured	—	—	—	—	—	—

					January 1, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Edegel	Banco Continental	Soles	5.91%	Unsecured	—	—	—	—	4,146,278	4,146,278
Edegel	Banco Continental	US$	6.06%	Unsecured	—	—	—	—	9,941,111	9,941,111
Edegel	Banco Continental	US$	3.75%	Unsecured	—	—	—	4,970,557	—	4,970,557
Edegel	Banco Continental	Soles	8.50%	Unsecured	—	3,317,022	3,317,022	—	—	—
Edegel	Banco Continental	Soles	6.00%	Unsecured	3,710,089	—	3,710,089	—	—	—
Edegel	Banco Continental	Soles	6.47%	Unsecured	4,262,374	—	4,262,374	—	—	—
Edelnor	Caja De Pensiones Militar Policial	Soles	7.38%	Unsecured	—	20,386	20,386	4,975,533	—	4,975,533
Edelnor	Fcr - Macrofondo	Soles	1.27%	Unsecured	—	6,433	6,433	—	811,327	811,327
Edelnor	Rimac Internacional Cia De Seguros	Soles	8.49%	Unsecured	—	36,718	36,718	—	3,574,937	3,574,937
Edelnor	Rimac Internacional Cia De Seguros	Soles	9.69%	Unsecured	—	13,527	13,527	—	3,567,476	3,567,476
Edelnor	Afp Integra	Soles	9.69%	Unsecured	—	—	—	—	—	—
Edelnor	Fdo Seguro de Retiro de Suboficiales y Especialistas	Soles	8.75%	Unsecured	—	24,187	24,187	—	4,975,533	4,975,533
Edelnor	Afp Integra	Soles	7.31%	Unsecured	—	117,910	117,910	—	3,317,022	3,317,022
Edelnor	Seguro Social De Salud - Essalud	Soles	7.84%	Unsecured	—	25,295	25,295	—	663,404	663,404
Edelnor	Afp Profuturo	Soles	7.56%	Unsecured	—	19,859	19,859	—	2,487,767	2,487,767
Edelnor	Afp Integra	Soles	8.16%	Unsecured	—	118,363	118,363	—	2,985,320	2,985,320
Edelnor	Afp Horizonte	Soles	7.22%	Unsecured	—	59,862	59,862	—	2,487,767	2,487,767
Edelnor	Afp Integra	Soles	7.06%	Unsecured	—	96,960	96,960	—	3,317,022	3,317,022
Edelnor	Afp Integra	Soles	8.00%	Unsecured	—	149,369	149,369	—	4,511,150	4,511,150
Edelnor	Fcr - Macrofondo	Soles	6.66%	Unsecured	—	38,638	38,638	—	2,487,767	2,487,767
Edelnor	Afp Profuturo	Soles	5.69%	Unsecured	—	37,207	37,207	—	3,317,022	3,317,022
Edelnor	Afp Integra	Soles	5.91%	Unsecured	—	38,638	38,638	—	3,317,022	3,317,022
Edelnor	Afp Horizonte	Soles	5.97%	Unsecured	—	191,385	191,385	—	6,634,044	6,634,044
Edelnor	Afp Prima	Soles	6.94%	Unsecured	—	154,691	154,691	—	6,634,044	6,634,044
Edelnor	Afp Prima	Soles	6.56%	Unsecured	—	97,956	97,956	—	4,975,502	4,975,502
Edelnor	Afp Prima	Soles	6.84%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	5.94%	Unsecured	—	—	—	—	—	—
Edelnor	Mapfre Perú Cia De Seguros	Soles	6.28%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Prima	Soles	6.81%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Prima	Soles	7.13%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Prima	Soles	7.50%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Prima	Soles	7.72%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	8.31%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	8.25%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	7.81%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	7.91%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	8.06%	Unsecured	—	—	—	—	—	—

					December 31, 2009
			Nominal		Current			Non-Current
	Financial		Interest	Secured/	Less than	More than	Current,			Non-Current,
Company	Institution	Currency	Rate	Unsecured	90 days	90 days	Total	1 to 5 years	Over 10 Years	Total

Edelnor	Fondo Mi Vivienda	Soles	6.56%	Unsecured	44,296	—	44,296	—	5,170,104	5,170,104
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	8.56%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	7.14%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	5.78%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	6.12%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	6.75%	Unsecured	—	—	—	—	—	—
Edesur.	Oeds7	Ar$	11.75%	Unsecured	—	8,807,528	8,807,528	13,211,293	—	13,211,293
Emgesa	Bonds B10	CPs	8.88%	Unsecured	—	77,674	77,674	—	54,124,027	54,124,027
Emgesa	Bonds A-10	CPs	7.33%	Unsecured	—	313,888	313,888	—	42,170,891	42,170,891
Emgesa	Bonds B-103	CPs	7.64%	Unsecured	—	2,781,270	2,781,270	—	9,922,563	9,922,563
Emgesa	Bonds A102	CPs	7.33%	Unsecured	—	41,039,701	41,039,701	—	59,535,375	59,535,375
Emgesa	Bods A5	CPs	5.77%	Unsecured	—	98,880	98,880	—	12,264,287	12,264,287
Emgesa	Bonds B10	CPs	8.04%	Unsecured	—	446,152	446,152	—	39,705,134	39,705,134
Emgesa	Bonds B15	CPs	8.34%	Unsecured	—	160,448	160,448	—	13,767,556	13,767,556
Emgesa	Bods A5	CPs	9.27%	Unsecured	—	1,063,229	1,063,229	—	22,876,468	22,876,468
Emgesa	Bonds B9	CPs	8.16%	Unsecured	—	1,101,083	1,101,083	—	54,127,579	54,127,579
Emgesa	Bonds B12	CPs	8.35%	Unsecured	—	462,733	462,733	—	22,221,579	22,221,579
Emgesa	Bonds B10	CPs	12.17%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	10.25%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	9.88%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.86%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A-10	CPs	12.56%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B-103	CPs	13.28%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A102	CPs	12.56%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B Coi14B00021	CPs	13.98%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.17%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	10.25%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	9.88%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.86%	Unsecured	—	—	—	—	—	—
Endesa Brasil	Bonds	R$	14.56%	Unsecured	—	—	—	—	—	—
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-1	US$	7.88%	Unsecured	3,425,699	—	3,425,699	—	102,917,226	102,917,226
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-2	US$	7.33%	Unsecured	1,095,470	—	1,095,470	—	35,440,766	35,440,766
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-3	US$	8.13%	Unsecured	693,840	—	693,840	—	15,095,048	15,095,048
Endesa Chile	Banco Santander Chile - 264 Series-F	Ch$	6.20%	Unsecured	1,081,503	314,143	1,395,646	1,256,571	27,717,199	28,973,770

					December 31, 2008
			Nominal		Current			Non-Current
	Financial		Interest	Secured/	Less than	More than	Current,		Over 10	Non-Current,
Company	Institution	Currency	Rate	Unsecured	90 days	90 days	Total	1 to 5 years	Years	Total

Edelnor	Fondo Mi Vivienda	Soles	6.56%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	4,167,512	4,167,512	—	—	—
Edelnor	Afp Integra	Soles	8.56%	Unsecured	—	4,074,070	4,074,070	—	—	—
Edelnor	Afp Integra	Soles	7.14%	Unsecured	—	45,174	45,174	—	9,292,278	9,292,278
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	3,975,761	3,975,761	—	—	—
Edelnor	Afp Integra	Soles	5.78%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	6.12%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	6.75%	Unsecured	—	3,062,029	3,062,029	—	—	—
Edesur.	Oeds7	Ar$	11.75%	Unsecured	—	—	—	—	30,262,432	30,262,432
Emgesa	Bonds B10	CPs	8.88%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A-10	CPs	7.33%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B-103	CPs	7.64%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A102	CPs	7.33%	Unsecured	—	—	—	—	—	—
Emgesa	Bods A5	CPs	5.77%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	8.04%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B15	CPs	8.34%	Unsecured	—	—	—	—	—	—
Emgesa	Bods A5	CPs	9.27%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B9	CPs	8.16%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B12	CPs	8.35%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.17%	Unsecured	1,826,096	—	1,826,096	—	—	—
Emgesa	Bonds C10	CPs	10.25%	Unsecured	68,540	—	68,540	—	—	—
Emgesa	Bonds C10	CPs	9.88%	Unsecured	126,554	—	126,554	—	—	—
Emgesa	Bonds B10	CPs	12.86%	Unsecured	461,795	—	461,795	—	—	—
Emgesa	Bonds A-10	CPs	12.56%	Unsecured	6,382,490	—	6,382,490	—	59,571,713	59,571,713
Emgesa	Bonds B-103	CPs	13.28%	Unsecured	6,115,741	—	6,115,741	—	48,224,720	48,224,720
Emgesa	Bonds A102	CPs	12.56%	Unsecured	2,648,540	—	2,648,540	—	11,346,993	11,346,993
Emgesa	Bonds B Coi14B00021	CPs	13.98%	Unsecured	4,302,930	—	4,302,930	—	112,850,101	112,850,101
Emgesa	Bonds B10	CPs	12.17%	Unsecured	57,905,331	—	57,905,331	—	—	—
Emgesa	Bonds C10	CPs	10.25%	Unsecured	3,083,910	—	3,083,910	—	—	—
Emgesa	Bonds C10	CPs	9.88%	Unsecured	5,365,037	—	5,365,037	—	—	—
Emgesa	Bonds B10	CPs	12.86%	Unsecured	17,335,810	—	17,335,810	—	—	—
Endesa Brasil	Bonds	R$	14.56%	Unsecured	—	—	—	87,521,479	50,339,957	137,861,436
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-1	US$	7.88%	Unsecured	—	4,299,519	4,299,519	—	137,448,195	137,448,195
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-2	US$	7.33%	Unsecured	—	144,292,497	144,292,497	—	—	—
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-3	US$	8.13%	Unsecured	—	870,822	870,822	—	22,098,558	22,098,558
Endesa Chile	Banco Santander Chile - 264 Series-F	Ch$	6.20%	Unsecured	—	1,445,988	1,445,988	1,287,154	36,443,753	37,730,907

					January 1, 2008
					Current			Non-Current
			Nominal							Non-
	Financial		Interest	Secured/	Less than	More	Current,		Over 10	Current,
Company	Institution	Currency	Rate	Unsecured	90 days	than 90 days	Total	1 to 5 years	Years	Total

Edelnor	Fondo Mi Vivienda	Soles	6.56%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	93,026	93,026	3,317,022	—	3,317,022
Edelnor	Afp Integra	Soles	8.56%	Unsecured	—	16,568	16,568	3,317,022	—	3,317,022
Edelnor	Afp Integra	Soles	7.14%	Unsecured	—	—	—	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	60,516	60,516	3,192,634	—	3,192,634
Edelnor	Afp Integra	Soles	5.78%	Unsecured	—	5,106,573	5,106,573	—	—	—
Edelnor	Atlantic Security Bank	Soles	6.16%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Integra	Soles	6.12%	Unsecured	—	40,341	40,341	—	7,122,786	7,122,786
Edelnor	Atlantic Security Bank	Soles	6.63%	Unsecured	—	—	—	—	—	—
Edelnor	Afp Profuturo	Soles	6.75%	Unsecured	—	17,725	17,725	2,487,767	—	2,487,767
Edesur.	Oeds7	Ar$	11.75%	Unsecured	—	—	—	—	26,035,837	26,035,837
Emgesa	Bonds B10	CPs	8.88%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A-10	CPs	7.33%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B-103	CPs	7.64%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A102	CPs	7.33%	Unsecured	—	—	—	—	—	—
Emgesa	Bods A5	CPs	5.77%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	8.04%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B15	CPs	8.34%	Unsecured	—	—	—	—	—	—
Emgesa	Bods A5	CPs	9.27%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B9	CPs	8.16%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B12	CPs	8.35%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.17%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	10.25%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds C10	CPs	9.88%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds B10	CPs	12.86%	Unsecured	—	—	—	—	—	—
Emgesa	Bonds A-10	CPs	12.56%	Unsecured	—	—	—	—	51,791,231	51,791,231
Emgesa	Bonds B-103	CPs	13.28%	Unsecured	3,444,610	—	3,444,610	—	41,926,234	41,926,234
Emgesa	Bonds A102	CPs	12.56%	Unsecured	—	—	—	—	9,864,996	9,864,996
Emgesa	Bonds B Coi14B00021	CPs	13.98%	Unsecured	—	—	—	—	97,889,126	97,889,126
Emgesa	Bonds B10	CPs	12.17%	Unsecured	—	—	—	56,680,570	—	56,680,570
Emgesa	Bonds C10	CPs	10.25%	Unsecured	—	—	—	4,333,425	—	4,333,425
Emgesa	Bonds C10	CPs	9.88%	Unsecured	—	—	—	2,485,162	—	2,485,162
Emgesa	Bonds B10	CPs	12.86%	Unsecured	—	—	—	14,797,494	—	14,797,494
Endesa Brasil	Bonds	R$	14.56%	Unsecured	—	—	—	—	—	—
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-1	US$	7.88%	Unsecured	—	3,749,967	3,749,967	—	110,666,143	110,666,143
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-2	US$	7.33%	Unsecured	—	3,336,409	3,336,409	—	108,519,461	108,519,461
Endesa Chile	The Bank Of New York Mellon - 1° Issue S-3	US$	8.13%	Unsecured	—	389,219	389,219	—	91,516,176	91,516,176
Endesa Chile	Banco Santander Chile - 264 Series-F	Ch$	6.20%	Unsecured	—	1,337,624	1,337,624	1,177,360	19,450,567	20,627,927

					December 31, 2009
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.35%	Unsecured	7,057,142	—	7,057,142	—	211,634,298	211,634,298
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.63%	Unsecured	3,644,781	—	3,644,781	—	99,962,409	99,962,409
Endesa Chile	Banco Santander Chile - 317 Series-H	Ch$	6.20%	Unsecured	—	5,421,895	5,421,895	8,712,238	66,125,845	74,838,083
Endesa Chile	Banco Santander Chile - 318 Series-K	Ch$	3.80%	Unsecured	—	657,013	657,013	—	83,760,687	83,760,687
Endesa Chile	Banco Santander Chile - 522 Series-M	Ch$	4.75%	Unsecured	—	409,678	409,678	—	194,673,025	194,673,025
Endesa Chile	The Bank Of New York Mellon - 3° Issue S-1	US$	8.50%	Unsecured	—	—	—	—	—	—
Endesa Chile	The Bank Of New York Mellon - 2° Issue 1	US$	7.75%	Unsecured	—	—	—	—	—	—
Edelnor S.A.	Yankee Bonds 2016	US$	7.40%	Unsecured	—	780,947	780,947	—	139,318,872	139,318,872
Edelnor S.A.	Yankee Bonds 2026	US$	6.60%	Unsecured	—	2,393	2,393	—	435,092	435,092
Edelnor S.A.	Yankee Bonds 2014	US$	7.38%	Unsecured	—	5,999,363	5,999,363	—	179,935,747	179,935,747
Edelnor S.A.	Bonds Uf 269	Ch$	5.75%	Unsecured	—	2,040,943	2,040,943	—	30,674,041	30,674,041
Edelnor S.A.	Bonds Uf 269	Ch$	5.50%	Unsecured	—	—	—	—	—	—

	Total				26,251,710	213,723,533	239,975,243	401,513,162	1,884,594,272	2,286,107,434

					December 31, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.35%	Unsecured	—	8,857,263	8,857,263	—	252,964,910	252,964,910
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.63%	Unsecured	—	4,574,484	4,574,484	—	126,114,063	126,114,063
Endesa Chile	Banco Santander Chile - 317 Series-H	Ch$	6.20%	Unsecured	—	1,091,714	1,091,714	8,924,270	72,121,018	81,045,288
Endesa Chile	Banco Santander Chile - 318 Series-K	Ch$	3.80%	Unsecured	—	673,003	673,003	—	85,797,535	85,797,535
Endesa Chile	Banco Santander Chile - 522 Series-M	Ch$	4.75%	Unsecured	—	419,648	419,648	—	192,783,625	192,783,625
Endesa Chile	The Bank Of New York Mellon - 3° Issue S-1	US$	8.50%	Unsecured	—	259,989,824	259,989,824	—	—	—
Endesa Chile	The Bank Of New York Mellon - 2° Issue 1	US$	7.75%	Unsecured	—	—	—	—	—	—
Edelnor S.A.	Yankee Bonds 2016	US$	7.40%	Unsecured	—	969,422	969,422	—	181,405,806	181,405,806
Edelnor S.A.	Yankee Bonds 2026	US$	6.60%	Unsecured	—	3,003	3,003	—	500,437	500,437
Edelnor S.A.	Yankee Bonds 2014	US$	7.38%	Unsecured	7,529,669	—	7,529,669	—	208,778,432	208,778,432
Edelnor S.A.	Bonds Uf 269	Ch$	5.75%	Unsecured	—	1,211,602	1,211,602	—	35,306,809	35,306,809
Edelnor S.A.	Bonds Uf 269	Ch$	5.50%	Unsecured	—	162,368	162,368	—	—	—

	Total				130,130,025	474,909,331	605,039,356	308,482,264	2,069,938,981	2,378,421,245

					January 1, 2008
					Current			Non-Current
Company	Financial Institution	Currency	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Current, Total	1 to 5 years	Over 10 Years	Non- Current, Total
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.35%	Unsecured	—	6,915,053	6,915,053	—	197,088,673	197,088,673
Endesa Chile	The Bank Of New York Mellon - 144 - A	US$	8.63%	Unsecured	—	3,571,397	3,571,397	—	98,231,944	98,231,944
Endesa Chile	Banco Santander Chile - 317 Series-H	Ch$	6.20%	Unsecured	—	998,591	998,591	8,163,026	41,610,882	49,773,908
Endesa Chile	Banco Santander Chile - 318 Series-K	Ch$	3.80%	Unsecured	—	615,596	615,596	—	24,146,427	24,146,427
Endesa Chile	Banco Santander Chile - 522 Series-M	Ch$	4.75%	Unsecured	—	—	—	—	—	—
Endesa Chile	The Bank Of New York Mellon - 3° Issue S-1	US$	8.50%	Unsecured	—	4,223,565	4,223,565	—	197,881,878	197,881,878
Endesa Chile	The Bank Of New York Mellon - 2° Issue 1	US$	7.75%	Unsecured	—	205,815,978	205,815,978	—	—	—
Edelnor S.A.	Yankee Bonds 2016	US$	7.40%	Unsecured	—	765,223	765,223	—	135,864,367	135,864,367
Edelnor S.A.	Yankee Bonds 2026	US$	6.60%	Unsecured	—	2,345	2,345	—	500,437	500,437
Edelnor S.A.	Yankee Bonds 2014	US$	7.38%	Unsecured	5,878,571	—	5,878,571	—	156,905,301	156,905,301
Edelnor S.A.	Bonds Uf 269	Ch$	5.75%	Unsecured	—	1,022,775	1,022,775	—	46,899,062	46,899,062
Edelnor S.A.	Bonds Uf 269	Ch$	5.50%	Unsecured	—	192,188	192,188	—	384,376	384,376

	Total				22,271,177	325,666,800	347,937,977	199,198,296	1,938,524,551	2,137,722,847

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

Some of Enersis and Endesa Chile’s financial debt arrangements contain cross default clauses.  Endesa Chile has two loans syndicated under New York Law stipulating that the cross-default clause would be triggered when payments of interest and/or principal become overdue, and the default is originated by the Company or its relevant subsidiaries.  An Endesa Chile loan syndicated under New York Law and entered into in 2008, does not reference its subsidiaries and, therefore, a cross default can only arise from that Company’s other debt. On the side of Enersis, the loan syndicated under New York Law and entered into in December 2009 established that for trigger a cross default must be an overdue payment of Enersis or Endesa Chile or Chilectra.  For debt repayment of one or more loans to be accelerated due to cross default originated from other debt, additional conditions must be met, including expiration of grace periods, if any, and formal notification of the creditors’ intention to accelerate repayment of more than 50% of the amount owed in the agreement. Additionally, in December 2009, both Enersis and Endesa Chile signed loans from banks in Chile that stipulate that a cross default is triggered only in the case of default by the debtor. For all scenarios aforementioned, the amount on default should exceed US$ 50 million, or its equivalent in other currencies.

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

Among the main basic principles defined by the Group are:

•      Compliance with corporate governance standards.

•      Strictly compliance with all regulating policies of the Group.

Each business and corporate areas defines:

I.      Markets and products to operate based on its knowledge and ability to ensure an effective risk management.

II.      Criteria regarding counterparts.

III.      Authorized operators.

•        Business and corporate areas establish for each market in which they operate its tolerance of risk in a manner consistent with the defined strategy.

•        All of the operations of the businesses and corporate areas are performed within limits approved by the corresponding internal authorities.

•        Businesses, corporate areas, lines of business and companies design risk management controls that are necessary to ensure that transactions in the markets be performed in accordance with Enersis’ policies, standards and procedures.

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

19.2.  Exchange rate risk

Exchange rate risks involve basically the following transactions:

•        Debt denominated in foreign currencies.

•        Payments made in international markets for purchasing materials.

•        Revenues from subsidiaries that are directly affected by changes in the U.S. dollar.

•        Inflows from foreign subsidiaries to their Chilean parent companies, subject to changes in exchange rates.

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

19.3. Commodities risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

• Purchases of fuel used to generate electricity energy.

• Energy purchase/sale transactions performed in local markets.

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

•        Debt.

•        Financial derivatives.

The VaR determined represents the potential loss in value of the portfolio of positions described above in one-day with a 95% level of confidence. To determine the VaR, it has been taken into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•        U.S. dollar Libor interest rate.

•        For the debt, considering the various currencies in which our companies operate, the customary local indices used in the banking industry.

•        The exchange rates of the various currencies included in the calculation.

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

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table:

	12-31-2009	12-31-2008
Financial Positions	ThCh$	ThCh$
Interest Rate	29,778,643	23,198,402
Exchange Rate	3,860,371	4,824,732
Correlation	(7,740,115)	(5,358,813)
Total	25,898,899	22,664,321

The positions of the VaR have evolved through 2009 and 2008 based on the maturity/initiation of operations throughout the year.

20.   FINANCIAL INSTRUMENTS

20.1 Financial assets, classified by nature and category

a)    The detail of financial assets, classified by nature and category, as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	December 31, 2009
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for- Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	—	—	—	—	—	—
Derivative Instruments	1,536,089	—	—	—	—	—
Other Financial Assets	—	—	—	1,157,660,854	—	—
Total Current	1,536,089	—	—	1,157,660,854	—	—

Equity Instruments	—	—	—	—	2,512,716	—
Derivative Instruments	732,253	—	—	—	—	2,238,039
Other Financial Assets	—	—	24,548,711	195,442,451	—	—
Total Non-Current	732,253	—	24,548,711	195,442,451	2,512,716	2,238,039

Total	2,268,342	—	24,548,711	1,353,103,305	2,512,716	2,238,039

	December 31, 2008
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for- Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	—	—	—	—	—	—
Derivative Instruments	—	—	—	—	—	—
Other Financial Assets	—	—	—	1,337,813,546	—	—
Total Current	—	—	—	1,337,813,546	—	—

Equity Instruments	—	—	—	—	22,495,036	—
Derivative Instruments	1,324,219	—	—	—	—	2,486,652
Other Financial Assets	—	—	—	320,347,388	—	—
Total Non-Current	1,324,219	—	—	320,347,388	22,495,036	2,486,652

Total	1,324,219	—	—	1,658,160,934	22,495,036	2,486,652

	January 1, 2008
	Financial Assets Held for Trading	Financial Assets at Fair Value With Change in Net Income	Held-to-Maturity Investments	Loans and Receivables	Available-for- Sale Financial Assets	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Equity Instruments	—	—	—	—	—	—
Derivative Instruments	—	—	—	—	—	—
Other Financial Assets	—	—	—	1,212,510,034	—	—
Total Current	—	—	—	1,212,510,034	—	—

Equity Instruments	—	—	—	—	22,500,804	—
Derivative Instruments	—	—	—	—	—	1,035,531
Other Financial Assets	—	—	25,291,701	254,121,916	—	—
Total Non-Current	—	—	25,291,701	254,121,916	22,500,804	1,035,531

Total	—	—	25,291,701	1,466,631,950	22,500,804	1,035,531

b)      The detail of financial liabilities, classified by nature and category, as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	December 31, 2009
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	6,582,907	—	714,928,413	—
Derivative Instruments	420,822	—	—	8,441,901
Other Financial Liabilities	—	—	1,088,738,212	—
Total Current	7,003,729	—	1,803,666,625	8,441,901

Interest-Bearing Loans	22,673,861	—	3,301,232,336	—
Derivative Instruments	—	—	—	206,931,247
Other Financial Liabilities	—	—	62,284,175
Total Non-Current	22,673,861	—	3,363,516,511	206,931,247

Total	29,677,590	—	5,167,183,136	215,373,148

	December 31, 2008
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	8,595,896	—	1,264,369,437	—
Derivative Instruments	—	—	—	4,268,501
Other Financial Liabilities	—	—	1,065,330,761	—
Total Current	8,595,896	—	2,329,700,198	4,268,501

Interest-Bearing Loans	36,557,282	—	3,788,789,078	—
Derivative Instruments	—	—	—	104,052,809
Other Financial Liabilities	—	—	58,111,763	—
Total Non-Current	36,557,282	—	3,846,900,841	104,052,809

Total	45,153,178	—	6,176,601,039	108,321,310

	January 1, 2008
	Financial Liabilities Held for Trading	Financial Liabilities at Fair Value With Change in Net Income	Loans and Receivables	Hedge Derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-Bearing Loans	6,284,204	—	729,131,053	—
Derivative Instruments	—	—	—	10,853,599
Other Financial Liabilities	—	—	847,818,214	—
Total Current	6,284,204	—	1,576,949,267	10,853,599

Interest-Bearing Loans	35,018,100	—	3,334,556,979	—
Derivative Instruments	—	—	—	213,418,815
Other Financial Liabilities	—	—	51,123,259	—
Total Non-Current	35,018,100	—	3,385,680,238	213,418,815

Total	41,302,304	—	4,962,629,505	224,272,414

20.2              Derivative instruments

The risk management policy of the Group establishes using interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedging relationships as follows:

•          Cash flow hedges: Those that hedge the cash flows of the hedged underlying item.

•          Fair value hedges: Those that hedge the fair value of the hedged underlying item.

•         Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)    Assets and liabilities for hedge derivative instruments

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	12-31-2009				12-31-2008				01-01-2008
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current ThCh$	Non- Current ThCh$	Current ThCh$	Non- Current ThCh$	Current ThCh$	Non- Current ThCh$	Current ThCh$	Non- Current ThCh$	Current ThCh$	Non- Current ThCh$	Current ThCh$	Non- Current ThCh$

Interest Rate Hedge:	—	2,157,177	1,122,388	3,328,432	—	2,486,652	890,041	9,112,285	—	1,035,531	—	2,320,462
Cash Flow Hedge	—	2,157,177	1,122,388	3,328,432	—	2,486,652	890,041	9,112,285	—	1,035,531	—	2,320,462
Fair Value Hedge	—	—	—	—	—	—	—	—	—	—	—	—
Interest Rate Hedge:	—	80,862	7,319,513	203,602,815	—	—	3,378,460	94,940,524	—	—	10,853,599	211,098,353
Cash Flow Hedge	—	80,862	2,537,129	196,123,295	—	—	2,407,799	90,139,883	—	—	5,951,699	198,596,517
Fair Value Hedge	—	—	4,782,384	7,479,520	—	—	970,661	4,800,641	—	—	4,901,900	12,501,836
TOTAL	—	2,238,039	8,441,901	206,931,247	—	2,486,652	4,268,501	104,052,809	—	1,035,531	10,853,599	213,418,815

•            General Information relating to hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

			12-31-2009	12-31-2008
Detail of Hedge	Description of Hedge		Fair Value of Hedge Instruments	Fair Value of Hedge Instruments	Nature of Risks Being
Instruments	Instrument	Description of Hedged Instruments	ThCh$	ThCh$	Hedged

SWAP	Interest Rate	Bank Borrowings	(3,225,872)	(6,815,496)	Cash flow
SWAP	Interest Rate	Unsecured obligations, (Bonds)	1,617,247	2,486,567	Cash flow
SWAP	Exchange Rate	Bank Borrowings	80,862	—	Cash flow
CCS	Exchange Rate	Bank Borrowings	(12,261,904)	(5,771,302)	Fair value
CCS	Exchange Rate	Unsecured obligations, (Bonds)	(198,660,424)	(91,155,940)	Cash flow
COLLAR	Interest Rate	Bank Borrowings	(685,018)	(3,186,745)	Cash flow
FORWARD	Exchange Rate	Revenues	—	(1,391,742)	Cash flow

For years 2009 and 2008, the Group had not recognized significant gains or losses for ineffective cash flow hedges.

The following table details the gain or losses recognized on the hedging instrument and on the hedged item attributable to the hedged risk:

	12-31-2009		12-31-2008
	Gain ThCh$	Loss ThCh$	Gain ThCh$	Loss ThCh$
Hedging Instrument	—	9,435,859	—	4,329,485
Hedged Item	7,893,882	—	—	4,948,720
TOTAL	7,893,882	9,435,859	—	9,278,205

b)    Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2009, December 31, 2008 and January 1, 2008, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2009				December 31, 2008				January 1, 2008
	Assets		Liabilities		Assets		Liabilities		Assets		Liabilities
	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current	Current	Non- Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Financial assets at fair value with changes through net income	1,536,089	732,253		—	—	1,324,219		—	—	—	—	—
Other financial liabilities	—		420,822		—	—	—	—	—	—	—	—

c) Other information on derivatives:

The following tables set forth the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2009 and December 31, 2008:

	December 31, 2009
		Notional Value
Financial	Fair Value	Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Subsequent Years	Total
derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest Rate Hedge:	(2,293,643)	39,094,718	26,127,883	26,392,796	3,187,503	117,499,266	1,563,664	213,865,830
Cash Flow Hedge	(2,293,643)	39,094,718	26,127,883	26,392,796	3,187,503	117,499,266	1,563,664	213,865,830
Exchange Rate Hedge:	(210,841,466)	6,791,682	6,431,553	11,188,708	1,857,687	268,355,058	200,498,983	495,123,671
Cash Flow Hedge	(198,579,562)	—	—	5,071,000	—	266,364,546	198,366,150	469,801,696
Fair Value Hedge	(12,261,904)	6,791,682	6,431,553	6,117,708	1,857,687	1,990,512	2,132,833	25,321,975
Derivatives not designated as hedge accounting	1,847,520	91,970,309	31,945,255	—	—	—	—	123,915,564
Total	(211,287,589)	137,856,709	64,504,691	37,581,504	5,045,190	385,854,324	202,062,647	832,905,065

	December 31, 2008
		Notional Value
Financial	Fair Value	Less than 1 year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	Subsequent Years	Total
derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest Rate Hedge:	(7,515,674)	84,386,261	47,507,821	26,968,046	33,125,015	4,000,565	20,677,420	216,665,128
Cash Flow Hedge	(7,515,674)	84,386,261	47,507,821	26,968,046	33,125,015	4,000,565	20,677,420	216,665,128
Exchange Rate Hedge:	(98,318,984)	11,414,390	6,389,167	6,490,130	6,598,312	1,737,134	479,892,091	512,521,224
Cash Flow Hedge	(92,547,682)	5,119,449	—	—	—	—	476,036,328	481,155,777
Fair Value Hedge	(5,771,302)	6,294,941	6,389,167	6,490,130	6,598,312	1,737,134	3,855,763	31,365,447
Derivatives not designated as hedge accounting	1,324,219	14,281,412	14,281,412	13,091,295	—	—	—	41,654,119
Total	(104,510,439)	110,082,063	68,178,400	46,549,471	39,723,327	5,737,699	500,569,511	770,840,471

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

Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table details financial assets and liabilities measured at fair value as of December 31, 2009:

Financial Instruments Measured at Fair Value		Fair Value Measured at End of Reporting Period using:
	12-31-2009	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash Flow Hedge Derivatives	2,238,039	—	2,238,039	—
Fair Value Hedge Derivatives	—	—	—	—
Derivatives not Designated as Hedge Accounting	2,268,342	—	2,268,342	—
Available-for-Sale Financial Assets, Non-Current	88,838	88,838	—	—
Total	4,595,219	88,838	4,506,381	—
Financial Liabilities
Cash Flow Hedging Derivatives	203,111,244	—	203,111,244	—
Fair Value Hedging Derivatives	12,261,904	—	12,261,904	—
Derivatives not Designated in Hedge Accounting	420,822	—	420,822	—
Interest-Bearing Borrowings, Short-Term	6,582,907	—	6,582,907	—
Interest-Bearing Borrowings, Long-Term	34,626,861	—	22,673,861	11,953,000
Total	257,003,738	—	245,050,738	11,953,000

20.3.2    The following is the reconciliation between opening and closing balances for Level 3 fair value measurement of financial instruments:

Non-current interest-bearing loans	ThCh$

Balance at December 31, 2008	2,429,372
Total losses recognized in Profit or Loss	9,523,628
Balance at December 31, 2009	11,953,000

21.    TRADE ACCOUNTS PAYABLE AND OTHER PAYABLES.

Trade and other receivables as of December 31, 2009, December 31, 2008, and January 1, 2008, is as follows:

	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Trade accounts payable and other payables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payables	341,167,159	301,705,966	271,254,512	—	—	—
Other payables	635,339,305	647,602,807	507,105,772	58,727,503	49,133,974	42,961,467
Total	976,506,464	949,308,773	778,360,284	58,727,503	49,133,974	42,961,467

The detail of Trade Accounts and other Payables as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Current			Non-Current
				One to Five Years
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Trade and Other Payables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Energy Suppliers	326,840,301	220,393,191	217,085,669	—	—	—
Fuel and Gas Suppliers	69,218,546	80,094,945	54,168,843	—	—	—
Payables for Goods and Services	380,805,716	471,569,464	349,306,348	12,945,147	1,875,331	3,436,513
Dividends Payable to Third Parties	116,022,795	86,959,933	58,822,847	—	—	—
Fines and Claims	42,549,570	42,451,290	30,790,912	—	—	—
Research and Development	10,815,336	29,938,747	30,820,199	7,427,918	5,988,953	3,558,712
Payables to Tax Institutions	13,726,011	—	—	23,292,682	21,655,366	24,888,080
Mitsubishi Contract	—	—	—	7,361,867	12,903,931	8,538,252
Social Programs Obligations	—	—	—	5,348,256	5,340,747	—
Other accounts payable	16,528,189	17,901,203	37,365,466	2,351,633	1,369,646	2,539,910
Total	976,506,464	949,308,773	778,360,284	58,727,503	49,133,974	42,961,467

See note 19.4 for the description of the liquidity risk management policy.

22.  PROVISIONS

22.1   Provisions

a)         The detail of provisions as of December 31, 2009, December 31, 2008, and January 1, 2008 is as follows:

	Current			Non-Current
	12-31-2009	12-31-2008	01-01-2008	12-31-2009	12-31-2008	01-01-2008
Provisions	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Provision for Warranty	—	272,336	288,710	2,875,372	8,987,098	5,610,456
Legal Proceedings Provision	30,233,945	34,840,889	23,697,464	235,390,414	155,610,665	161,010,939
Decommissioning, Restoration and Rehabilitation Costs	—	—	—	10,234,267	2,319,202	1,852,986
Energy and Capacity Purchases Provision	20,226,885	28,394,836	21,620,561	—	29,956,993	30,857,508
Supplier and Services Provision	2,496,326	2,503,301	2,772,021	—	107,895	—
Employee Benefits Provision	33,739,527	29,932,618	21,561,925	1,128,270	1,592	226,157
Other provisions	13,327,772	13,587,839	8,697,073	658,589	15,976,128	465,186

Total	100,024,455	109,531,819	78,637,754	250,286,912	212,959,573	200,023,232

b)       Movements in provisions as of December 31, 2009 and December 31, 2008  are as follows:

	Warranty	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Balance at January 1, 2009	9,259,434	190,451,554	2,319,202	120,461,202	322,491,392
Movements in Provisions
Additional Provisions	906,083	83,456,936	8,145,666	6,800,178	99,308,863
Increase (Decrease) in Existing Provisions	(360,598)	16,068,663	(64,827)	5,428,891	21,072,129
Acquisitions Through Business Combinations	—	(204,714)	—	(2,728,637)	(2,933,351)
Provisions Used	—	(18,558,588)	—	(19,728,719)	(38,287,307)
Unused Provisions Reversed	—	(18,722,980)	—	(30,725,462)	(49,448,442)
Increase from Time Value of Money Adjustment	—	26,940	91,233	37,887	156,060
Foreign Currency Translation	151,197	7,869,827	(257,007)	(7,603,706)	160,311
Other Increases (Decreases)	(7,080,744)	5,236,721	—	(364,265)	(2,208,288)
Total Movements in Provisions	(6,384,062)	75,172,805	7,915,065	(48,883,833)	27,819,975
Balance at December 31, 2009	2,875,372	265,624,359	10,234,267	71,577,369	350,311,367

	Warranty	Legal Proceedings	Decommissioning, Restoration and Rehabilitation Costs	Other Provisions	Total
Movements in Provisions
Balance at January 1, 2008	5,899,166	184,708,403	1,852,986	86,200,431	278,660,986
Movements in Provisions
Additional Provisions	—	31,319,499	—	18,828,662	50,148,161
Increase (Decrease) in Existing Provisions	—	28,945,825	47,347	2,310,738	31,303,910
Provision Used	—	(19,821,914)	—	(7,460,230)	(27,282,144)
Unused Provisions Reversed	—	(29,413,843)	—	(338)	(29,414,181)
Foreign Currency Translation	(180,108)	(619,220)	412,224	13,275,023	12,887,919
Other Increases (Decreases)	3,540,376	(4,667,196)	6,645	7,306,916	6,186,741
Total Movements in Provisions	3,360,268	5,743,151	466,216	34,260,771	43,830,406
Balance at December 31, 2008	9,259,434	190,451,554	2,319,202	120,461,202	322,491,392

22.2    Lawsuits and arbitration proceedings

As of the date of preparation of these interim consolidated financial statements, the following are the most relevant lawsuits involving Enersis S.A. and its subsidiaries:

•                  Law 25,561, known as Public Emergency and Reformation of Exchange Regime, enacted on January 6, 2002 by the Argentine authorities, withdrew certain terms and conditions from the concession contract entered into by the subsidiary Edesur. In addition, this Law provided that concession contracts involving public services would have to be renegotiated over a reasonable term in order to adapt them to the new circumtances. However, the fact that the concession contract entered into by Edesur was not renegotiated prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (currently, Chilectra S.A.) to submit in 2003 a petition for arbitration in accordance with the Chilean-Argentine Treaty for Promotion and Protection of Investments, with the International Center for Resolution of Disputes involving Investments (known as CIADI). The filing put forward as main petition that the involved investments would have to be declared expropriated, with ensuing payment of damages totaling US$1,306,875,960. As a subsidiary motion, a payment of damages is requested, totaling US$318,780,600, caused to the investments by a lack of fair and equal treatment; in both cases, subject to a composed interest of 6.9% a year. In addition, the petition sought payment of the damages generated starting on July 1, 2004. Finally, it requested payment of US$102,164,683 to Elesur S.A. (currently, Chilectra S.A) for the loss it suffered in the sale of its shares. On June 15, 2005, the Argentine authorities and Edesur signed the documentation underlying a so-called “Acta de Acuerdo” (Written Agreement), which wasn’t rejected by the Argentine Parliament, and which was later on ratified by the Executive Power of Argentina. The Written Agreement sets forth terms and conditions that modify and supplement the concession contract, and establish changes in the fare, first during a transitory period and then through a thorough fare review process aimed at laying down the conditions for a 5-year period of ordinary fare. Arbitration was suspended in March of 2006 in compliance with the Written Agreement. When suspended, arbitration had reached a stage at which the court had to notify the parties its ruling on the matter of jurisdiction raised by the Republic of Argentina. The current suspension is the consequence of several extensions requested by the plaintiffs. Regarding the most recent extension, dated August 6, 2009, the court had requested the parties to report on the status of the negotiation process envisaged in the Written Agreement. On August 12, 2009, the plaintiffs answered this court request and filed a petition seeking to extend the suspension of the arbitration process for an additional 12 months, beginning on the date of that filing. The Republic of Argentina indicated that it did not object to the arbitration suspension being extended yet again, as requested by the plaintiffs. On August 25, 2009, the arbitration court granted the suspension of arbitration until August 12, 2010. Upon expiration of this extension, however, the court will call on the parties to report on the status of the negotiation process envisaged in the Written Agreement. After this report has been submitted by the parties, the court will issue a ruling as to whether to continue or not with the arbitration.

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

•                  In December of 2002 the Brazilian distribution subsidiary Ampla signed with Enertrade Comercializadora de Energía S.A. (“Enertrade”) a contract for purchase of electricity lasting 20 years. This contract was sent for evaluation and homologation to Agencia Nacional de Energía Eléctrica (“ANEEL”), and ANEEL indicated that the price for energy would have to be lower. Based on that decision, Ampla paid for the contract the price authorized by ANEEL. However, in December of 2005 Enertrade sued Ampla in arbitration with Cámara de Conciliación y Arbitraje de la Fundación Getúlio Vargas/RJ. On March 19, 2009 the arbitration court issued a ruling that condemned Ampla: i) to pay the difference between the price set forth in the contract and the amount actually paid in the period from January 1, 2004 to August 28, 2006, updated and with interest; ii) to pay for October to December 2003 an updated price plus interest and a 2% penalty. In addition, the court ruled that the contract had ended on August 28, 2006 and that Ampla owes nothing to Enertrade after that date. Ampla filed a recourse seeking the annulment of the arbitration ruling, including a petition (“Anticipación de tutela”) asking that execution of the arbitration ruling be suspended until a final ruling be passed in a pending trial between Enertrade vs. ANEEL (called “Mandado de Seguridad”), where administrative approval of the same energy purchase contract taken to arbitration is being discussed. The amount involved is estimated at US$41.3 million. On May 22, 2009 the “anticipación de tutela” was granted, which suspended the effects of the arbitration ruling. On June 30, 2009 an Enertrade recourse was rejected and the suspension was upheld. On July 9, 2009 an Enertrade petition (agravo de instrumento) against the ruling was rejected. On July 20, 2009 Enertrade filed another recourse (agravo regimental) against the resolution that rejected the previous petition. On August 25, 2009 the recourse (agravo regimental) filed by Enertrade was rejected. Ampla filed a response that included the lower court ruling passed in the trial (“mandado de seguranca”) of Enertrade vs. ANEEL (on July 7, 2009 a lower court ruling rejected Enertrade’s allegations). On September 2, 2009 a court order was sent to the CCEE (Cámara de Comercialización de Energía Eléctrica) informing it of the “Anticipación de tutela” so that the CCEE would suspend the execution of the arbitration ruling until a final decision is passed on the annulment recourse. On September 28, 2009 the ruling passed in the trial between Enertrade vs. ANEEL became final —a ruling that indicated that the parties were obligated to add to the contract the conditions imposed by ANEEL (the price reduction). On November 11, 2009 both parties filed a joint petition requesting suspension of proceedings for 30 days and in December they requested the renovation of that suspension.

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

•                  On October 26, 2009 Tractebel Energía S.A. sued CIEN for alleged failure to perform the “Agreement for Purchase and Sale of 300 MW of Wattage with associated energy coming from Argentina” entered into on October 20, 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — currently,

Tractebel Energia S.A.). Tractebel Energia S.A. is asking the court to order CIEN to pay a penalty of R$ 117,666,976.00 (U$ 66,753,829.92) plus other fines, for non-availability of “wattage and associated energy”, and it asked the court to determine those other fines in the ruling. The alleged non-performance would have happened because CIEN would not have guaranteed availability of the wattage committed to Tractebel Energía S.A. in the abovementioned agreement, for a term of 20 years, which would allegedly have occurred since March of 2005. On November 11, 2009 CIEN answered the lawsuit, alleging in summary that the non-availability of energy was caused by the “Crisis in Argentina”, the country from which CIEN imports all the energy that it delivers, when needed, to Tractebel Energia S.A The defendant also alleges that the “Crisis in Argentina” was an unexpected event, for which CIEN has no responsibility, and that this situation was even acknowledged by the Brazilian authorities of that period.

•                  In the nineties, a large number of Brazilian utility companies filed remedies against the COFINS (Contribution for Financing Social Security) tax, because they considered that the Brazilian constitution exempted them from that levy. The large majority of the companies lost their lawsuits. Our Brazilian distribution subsidiary, AMPLA, won the lawsuit (for the period from 1996 to 2001), because the Tax Authorities forgot to appeal against the second appealable judgment. However, the Public Prosecutor’s Office of the Federal Union filed an exceptional petition known as an “action for abrogation” in an attempt to annul the firm ruling in favor of AMPLA. In December, 2003, the Regional Court of Rio de Janeiro confirmed the inadmissibility of the action for abrogation filed by the Federal Union. In December 2007, the Federal Union filed a Special Appeal against the decision of the Court in Rio, which unanimously rejected its previous appeals. This Special Appeal is addressed to the Higher Court of Justice (STJ), Court of Brasilia. In February, 2008, AMPLA was served a writ to present it pleas against the Special Appeal filed by the Federal Union. The Special Appeal was filed without the respective Extraordinary Appeal and there is jurisprudence indicating that they must be filed together, so there are arguments to deem that the Extraordinary Appeal by the Federal Union has become void. In April, 2008 the Federal Regional Court (Court of Rio) handed down a decision in which it did not accept the Special Appeal by the Federal Union, with the sole purpose of taking the discussion on the admissibility of the Action for Abrogation to the Higher Court of Justice (STJ, Court of Brasilia). In September, 2008, the decision for AMPLA to submit its pleas was published. In the same month of September, 2008, AMPLA submitted its pleas. In March, 2009, the Special Appeal filed by the Federal Union was accepted for pleadings to be examined by the STJ. In April, 2009, the decision was published. The above does not change AMPLA’s procedural situation, since the preliminary questions regarding the admissibility of the Special Appeal, which were the basis for the rejection by the Court in Rio based on the jurisprudence of the STJ itself, will necessarily have to be analyzed by the STJ. In October, 2009, the STJ rejected the Special Appeal filed by the Federal Union, because it had not been filed together with the Extraordinary Appeal. These grounds for the decision are based on the jurisprudence of the STJ itself. In November, 2009, the sentence rejecting the Special Appeal filed by the Federal Union was published. In November, 2009, the Federal Union filed an Appeal for Reconsideration of Judgment with the STJ. In December, 2009, the STJ rejected unanimously the Appeal for Reconsideration of Judgment filed by the Federal Union. The amount involved is about US$230 million.

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

The amount included in the statement of financial position arising from the Group’s obligation in respect of its defined benefit plans were as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$

Present value of defined benefit obligations	510,334,175	443,320,261
(-) Fair value of Plan Assets (*)	(362,690,337)	(264,762,082)

Total	147,643,838	178,558,179

Amount Not Recognised as an Asset	30,942,866	2,228,966
Minimum Funding Requirement (IFRIC 14)	9,848,229	—
Transfer to Disposal Groups Held for Sale (**)	(2,149,778)	—
Translation Differences	1,319,002	(102,565)

Post-Employment Benefit Obligations Total	187,604,157	180,684,580

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

The amounts included in the fair value of plan assets for equity instruments of the Group’s own financial instruments and for property occupied by the Group are as follows:

	12-31-2009	12-31-2008
	ThCh$	ThCh$

Equity instruments	8,448,047	4,856,171
Real estate	1,722,538	783,771

Total	10,170,585	5,639,942

d)    The major categories of plan assets at the end of each reporting period are as follows:

	12-31-2009		12-31-2008
Category of Plan Assets	ThCh$	%	ThCh$	%
Equity instruments (variable income)	67,097,712	19%	60,895,279	23%
Fixed Income Assets	264,763,946	73%	184,009,647	70%
Real Estate Investments	25,388,324	7%	17,209,535	6%
Other	5,440,355	1%	2,647,621	1%
Total	362,690,337	100%	264,762,082	100%

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

e)     The total expense recognized in profit or loss in respect of the defined benefit plans as of December 31, 2009 and 2008, are as follows:

	12-31-2009	12-31-2008
Expense Recognized in Profit or Loss	ThCh$	ThCh$
Current Service Cost	5,138,692	4,072,922
Interest Cost	51,679,594	47,749,152
Expected Return on Plan Assets	(32,050,585)	(33,741,755)

Expense Recognized in Profit or Loss	24,767,701	18,080,319
Actuarial (Gains) and Losses	15,599,453	34,060,925
Total Expense Recognized in Profit or Loss	40,367,154	52,141,244

23.3   Other disclosures:

•       Actuarial Hypothesis:

As of December 31, 2009 and 2008 the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31- 2009	12-31- 2008

Discount Rates Used	6.50%	6.50%	10.80% / 11.50%	9.02% / 12.90%	11.59%	10.20%	13.94%	18.00%
Expected Return on Plan Assets	N/A	N/A	10.28% / 13,02%	10.20% / 13.95%	N/A	N/A	N/A	N/A
Expected Rate of Salary Increases	3.00%	3.00%	5.77% / 6.59%	7.1% / 7.6%	6.48%	5.20%	8.00%	12.00%
Mortality Tables	RV-2004 / RV-85	RV-2004 / RV-85	AT-83/AT-49	AT-83/AT-49	ISS 1980-1989	ISS 1980-1989	CSO 1980	CSO 1980

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

24.     DEFERRED REVENUES

Deferred revenues movements in the accompanying consolidated statement of financial position during 2009, and 2008 are detailed as follows:

Total
Deferred Income	ThCh$
Balance at 01/01/2008	18,048,231
Additions	7,531,271
Allocated to Profit (Loss)	(9,863,444)
Translation Differences	138,842
Other	745,114
Balance at 12/31/2008:	16,600,014
Additions	6,019,649
Allocated to Profit (Loss)	(10,938,144)
Translation Differences	(122,118)
Other	(2,487,473)
Balance at 12/31/2009:	9,071,928

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

25.2        Foreign currency translation

The following table details translation adjustments net of taxes in the consolidated statement of financial position and the consolidated statement of change in equity for the years ended December 31, 2009 and December 31, 2008:

	December 31, 2009	December 31, 2008
Foreign currency translation	ThCh$	ThCh$
Distrilec Inversora S.A.	(25,140,965)	(3,123,655)
Edesur	(30,900,116)	(3,519,749)
Ampla Energia	144,356,459	115,076,940
Ampla Investimentos	3,572,425	1,445,939
Codensa	7,206,178	28,716,101
Distrilima	(3,567,570)	10,412,874
Investluz	3,681,834	3,644,801
Endesa Brazil	57,440,851	15,680,906
Central Costanera S.A.	(5,210,330)	(3,914,189)
Endesa Argentina S.A.	286,480	9,403,155
GasAtacama	(9,317,914)	3,903,739
Emgesa	40,494,476	62,314,686
Hidroelectrica El Chocón S.A.	(7,744,972)	(677,259)
Generandes Perú S.A.	9,417,652	31,521,222
Synapsis Group	(339,801)	2,370,640
Cia A. Multiser. Ltda. Group	1,248,414	3,423,263
Debt Translation Difference	7,473,994	7,859,856
Other	10,521,581	(708,104)
Total	203,478,676	283,831,166

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

•  Translation reserve arises from exchange differences relating to :

•     Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (See Note 2.5.3); and

•     Translation of goodwill arising on the acquisition of foreign operations with a functional currency other than the Chilean peso (Note 3.c.1).

•  Hedging reserve represents the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (note 3.f.4. and 3.m).

•  Miscellaneous other reserves corresponds to the following:

•     Price-level restatement of Issued Share Capital since the date of transition to IFRS, January 1, 2004, until December 31, 2008 (Circular No. 456 of the SVS).

•     Translation differences existing as of the date of transition to IFRS (exemption IFRS 1 “First-time adoption”; see note 40).

•     Reserve arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

25.6        Consolidated other comprehensive income

	January - December
	2009			2008
	ThCh$			ThCh$
Consolidated Statement of Other Comprehensive Income	Shareholders of the Company	Minority interest	Total	Shareholders of the Company	Minority interest	Total
Net Income	660,231,043	651,096,527	1,311,327,570	507,589,633	526,592,400	1,034,182,033
Other Comprehensive Income
Charged or Credited to Retained Earnings	(5,761,858)	(7,883,860)	(13,645,718)	(13,099,057)	(9,522,499)	(22,621,556)
Actuarial Gains (Losses) on Defined Benefits Pension Plan	(8,065,153)	(11,183,889)	(19,249,042)	(18,340,596)	(13,100,691)	(31,441,287)
Tax Effect	2,303,295	3,300,029	5,603,324	5,241,539	3,578,192	8,819,731

Charged or Credited to Reserves for Associates	(9,322,990)	(6,260,922)	(15,583,912)	128,445	85,703	214,148
Share of other comprehensive income (loss) of associates	(10,387,426)	(6,971,138)	(17,358,564)	128,445	85,703	214,148
Tax Effect	1,064,436	710,216	1,774,652	—	—	—

Charged or Credited to Available-for-Sale Reserves	32,134	17,279	49,413	457	(18)	439
Available-for-Sale Financial Assets	38,826	21,115	59,941	458	(22)	436
Tax Effect	(6,692)	(3,836)	(10,528)	(1)	4	3

Charged or Credited to Hedging Reserves	97,181,510	76,809,215	173,990,725	(133,562,204)	(101,770,066)	(235,332,270)
Cash Flow Hedge	117,888,548	92,725,864	210,614,412	(156,104,071)	(122,784,018)	(278,888,089)
Tax Effect	(20,707,038)	(15,916,649)	(36,623,687)	22,541,867	21,013,952	43,555,819

Charged or Credited to Translation Reserve	(80,352,490)	(157,074,066)	(237,426,556)	84,462,951	106,693,416	191,156,367
Foreign Currency Translation	(80,352,490)	(157,074,066)	(237,426,556)	84,462,951	106,693,416	191,156,367
Tax Effect	—	—	—	—	—	—

Charged or Credited to Miscellaneous Other Reserves	(1,937,091)	—	(1,937,091)	—	—	—
Other Adjustments to Equity	(2,128,372)	—	(2,128,372)	—	—	—
Tax Effect	191,281	—	191,281	—	—	—

Other Income and Expenses Charged or Credited to Equity, Total	(160,785)	(94,392,354)	(94,553,139)	(62,069,408)	(4,513,464)	(66,582,872)

Transfers from Equity to Profit (Loss) for the Period
Charged or Credited to Hedging Reserves	(5,063,239)	(2,534,452)	(7,597,691)	(12,355,691)	(6,469,810)	(18,825,501)
Cash Flow Hedge	(5,877,009)	(2,888,347)	(8,765,356)	(14,331,528)	(7,788,132)	(22,119,660)
Tax Effect	813,770	353,895	1,167,665	1,975,837	1,318,322	3,294,159

Transfers from Equity to Profit (Loss) for the Period, Total	(5,063,239)	(2,534,452)	(7,597,691)	(12,355,691)	(6,469,810)	(18,825,501)

Other Income and Expenses Charged or Credited to Equity, Total	(5,224,024)	(96,926,806)	(102,150,830)	(74,425,099)	(10,983,274)	(85,408,373)

Result of Comprehensive Income and Expenses Recognized in the Period, Total	655,007,019	554,169,721	1,209,176,740	433,164,534	515,609,126	948,773,660

25.7       Equity attributable to minority interest

The main changes in minority interests during the years ended December 31, 2009 and 2008 are described below.

On October 9, 2009, our subsidiary Endesa Chile acquired an additional 29.3974% ownership interest of Edegel S.A.A. for a total consideration ThCh$208,922,322 (US$ 375 million), resulting in a reduction amounting to ThCh$127,551,963 in the equity attributable to minority interests in such entity.

Likewise, on October 15, 2009, Enersis acquired an additional 24% ownership interest of Empresa de Distribución Eléctrica de Lima Norte S.A.A. (“Edelnor”) for a total consideration of ThCh$81,549,336 (US$ 145.7 million), resulting in a reduction amounting to  ThCh$37,886,392 in the equity attributable to minority interests in such entity.

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

26.    REVENUES

The detail of revenues presented in the Statement of Comprehensive income for the years ended December 31, 2009 and 2008 is as follows:

	For the year ended
	2009	2008
Sales	ThCh$	ThCh$

Energy Sales	5,559,764,526	5,542,098,737

Other Sales	53,899,011	44,694,354
Sale of Measuring Equipment	2,822,658	3,798,709
Sale of Electronic Supplies	39,840,661	31,760,232
Sale of Products and Services	11,235,692	9,135,413

Other Revenue from Services	462,444,028	493,717,929
Tolls and Transmission	231,055,048	250,583,706
Lease of Measuring Equipment	8,327,754	9,966,455
Public Lighting	30,603,007	36,640,855
Verifications and Connections	14,869,456	22,801,523
Engineering Services	19,960,120	18,460,358
Other Services	157,628,643	155,265,032

Total Revenue	6,076,107,565	6,080,511,020

	For the year ended
	2009	2008
Other operating income, total	ThCh$	ThCh$

Revenue from Construction Contracts	200,493,636	275,584,358
Mutual Supports	17,809,432	16,614,018
Third Party Services to own and Third Party Fixtures	24,832,249	18,887,136
Income from Leases	841,083	3,112,862
Sale of New Businesses	9,238,121	13,226,000
Other Income	120,566,352	151,656,042

Other Operating Income, Total	373,780,873	479,080,416

27.    CONSUMPTION OF RAW AND SECONDARY MATERIALS

Raw materials and consumables used presented in profit or loss for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
Consumption of raw and secondary materials	ThCh$	ThCh$

Energy Purchases	(1,559,449,015)	(1,624,238,985)
Cost Fuel Consumed	(580,237,613)	(847,411,384)
Transportation Costs	(277,037,093)	(294,860,018)
Costs from Construction Contracts	(200,493,636)	(275,584,358)
Other Variable Supplies and Services	(588,633,812)	(500,856,985)

Total	(3,205,851,169)	(3,542,951,730)

28.    EMPLOYEE EXPENSES

Employee expenses recognized in profit or loss for the 2009 and 2008 period are detailed as follows:

	For the year ended
	12-31-2009	12-31-2008
Employee Expenses	ThCh$	ThCh$

Wages and Salaries	(263,131,572)	(237,305,114)
Post-Employment Benefit Obligation Expense	(7,271,009)	(5,770,722)
Social Security and Other Contributions	(52,252,408)	(40,925,405)
Other Employee Expenses	(14,016,937)	(6,027,632)

Total	(336,671,926)	(290,028,873)

29.    DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

Depreciation, amortization and impairment losses recognized in profit or loss for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
	ThCh$	ThCh$

Depreciation	(346,587,547)	(330,545,457)
Amortization	(107,782,412)	(87,164,869)
Impairment Losses, (*)	(65,927,354)	—

Total	(520,297,313)	(417,710,326)

(*) See Notes 10 and 15.d.v).

30.    OTHER MISCELLANEOUS OPERATING EXPENSES

Other miscellaneous operating expenses for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
Other miscellaneous operating expenses	ThCh$	ThCh$

Other Supplies	(19,044,042)	(15,664,928)
Environmental Expenses	(3,859,011)	(2,830,940)
Leases and Rental Cost	(13,160,909)	(15,312,905)
Repairs and Maintenance	(65,391,435)	(69,063,491)
Indemnities and Fines	(20,934,632)	(11,474,146)
Independent Professional Services	(32,338,812)	(29,859,748)
Oursourced Services	(85,041,737)	(76,126,087)
Insurance Premiums	(19,866,916)	(14,076,198)
Marketing, Public Relations and Advertising	(16,338,026)	(10,949,704)
Travel Expense	(4,966,691)	(5,192,877)
Taxes and Charges	(33,351,934)	(32,094,782)
Other Supplies and Services	(148,137,460)	(162,604,073)

Miscellaneous Other Operating Expenses, Total	(462,431,605)	(445,249,879)

31.    FINANCIAL COSTS

The detail of financial costs for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
Financial Costs	ThCh$	ThCh$

Financial Expenses	(482,472,627)	(515,108,257)

Bank Loans	(137,274,372)	(161,830,097)
Bonds	(171,723,898)	(200,639,335)
Finance Leasing	(3,733,454)	(4,696,187)
Valuation of Financial Derivative	(19,307,617)	(18,723,566)
Financial Provision	(12,105,233)	(18,121,169)
Post-Employment Benefit Obligation	(51,679,594)	(47,749,152)
Other	(86,648,459)	(63,348,751)

Gain (Loss) for Indexed Assets and Liabilities	21,781,329	(62,378,252)

Foreign Currency Exchange Differences, Net	(8,235,253)	(23,632,778)

Positive	82,015,125	74,524,243
Negative	(90,250,378)	(98,157,021)

Total Financial Costs	(468,926,551)	(601,119,287)

32.    GAIN (LOSS) ON DERECOGNITION OF ASSETS

The detail of this item for the 2009 and 2008 period are detailed as follows:

	For the year ended
	2009	2008
Gain (loss) on derecognition of assets	ThCh$	ThCh$

Investment Sales	28,113,548	964,000
Total gain (loss) on derecognition of available-for-sale financial assets	28,113,548	964,000

Sale of receivables “Codensa Hogar”	12,784,152	—
Land Sales	12,062,054	—
Other Assets	351,625	1,539,279

Total gain (loss) on sale of non-current assets not held for sale	25,197,831	1,539,279

33.    GAIN (LOSS) FROM INVESTMENTS

This account as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed as follows:

	For the year ended
	2009	2008
Gain (loss) from investments	ThCh$	ThCh$

Cash and Cash Equivalents	79,364,437	77,155,433
Other Financial Assets	6,508,618	9,389,765
Expected Return on Plan Assets	32,050,585	33,741,755
Other Financial Income	41,884,708	61,502,064

Total	159,808,348	181,789,017

34.    INCOME TAX

Income tax as presented in the accompanying consolidated statements of comprehensive income for the 2009 and 2008 periods are detailed herein. Also, the following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying consolidated statement of comprehensive income for 2009 and 2008:

	For the year ended
	2009	2008
Income Tax	ThCh$	ThCh$

Current Tax Expense	(422,830,225)	(308,467,764)
Tax Benefit Effect from Tax Assets Not Previously Recognized	39,752,182	19,021,973
Adjustments to Current Tax of Prior Period	12,569,886	2,842,103
Other Current Tax Expense	(4,276,209)	(6,191,896)

Current Tax Expense, Net	(374,784,366)	(292,795,584)

Deferred Tax Income (Expense) Relating to Origination and Reversal of Temporary Differences	7,274,742	(115,182,582)
Tax Benefit Effect from Tax Assets Not Previously Recognized	1,700,625	—
Other Deferred Tax Income (Expense)	6,071,389	(7,924,618)

Deferred Tax Income (Expense), Net	15,046,756	(123,107,200)

Income Tax	(359,737,610)	(415,902,784)

The principal temporary differences are detailed in note 17 a.

	2009	2008
Reconciliation of Tax Expense	ThCh$	ThCh$

Tax Expense Using Statutory Rate	(284,081,079)	(246,514,420)
Tax Effect of Rates in Other Jurisdictions	(166,163,264)	(135,494,792)
Tax Effect of Non-Taxable Revenues	40,858,030	67,957,672
Tax Effect of Non-Tax-Deductible Expenses	(29,309,173)	(67,703,775)
Tax Effect of Utilization of Previously Unrecognised Tax Losses	(489,108)	—
Tax Effect of Tax Benefit Not Previously Recognized in Income Statement	(1,098,324)	—
Tax Effect from Under or Over Provided Tax in Prior Periods	12,569,886	2,842,103
Price-Level Restatement for Tax Purposes (Investments and Equity)	67,975,422	(36,989,572)
Total Adjustments to Tax Expense Using Statutory Rate	(75,656,531)	(169,388,364)

Income Tax	(359,737,610)	(415,902,784)

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

The following tables detail the segment information for years 2009 and 2008.

35.2        Generation, distribution and other

Line of Business	Generation		Distribution		Eliminations and Others		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	1,251,419,545	1,480,265,451	1,216,399,232	1,310,730,553	103,636,879	151,725,084	2,571,455,656	2,942,721,088
Current Operating Assets	1,251,419,545	1,480,265,451	1,216,399,232	1,310,730,553	33,276,028	151,725,084	2,501,094,805	2,942,721,088
Cash and Cash Equivalents	619,035,609	824,235,540	431,604,221	312,752,949	84,260,991	181,073,474	1,134,900,821	1,318,061,963
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	—	—	—	—	—	1,493,492	—
Available-for-Sale Financial Assets	—	—	—	—	—	—	—	—
Other Financial Assets	42,597	—	—	—	60	—	42,657	—
Trade and Other Receivables, Net	393,160,225	413,961,693	719,323,724	839,187,870	26,162,612	59,917,292	1,138,646,562	1,313,066,855
Receivables from Related Entities	120,472,782	108,026,170	4,072,112	71,222,617	(105,530,662)	(154,502,095)	19,014,232	24,746,692
Inventories	40,201,722	49,162,077	16,117,546	23,115,479	—	24,697,605	56,319,268	96,975,161
Prepayments	7,829,631	5,506,358	2,044,461	2,571,885	1,685,348	815,993	11,559,440	8,894,236
Current Tax Receivables	64,023,295	72,598,690	22,827,165	44,024,305	25,325,492	36,077,471	112,175,952	152,700,466
Other Assets	5,160,192	6,774,923	20,410,003	17,855,448	1,372,187	3,645,344	26,942,382	28,275,715

Non-Current Assets and Disposal Groups Held for Sale	—	—	—	—	70,360,851	—	70,360,851	—

NON-CURRENT ASSETS	5,853,309,145	5,990,716,296	4,640,589,157	4,949,968,135	144,786,363	(102,229,018)	10,638,684,665	10,838,455,413
Available-for-Sale Financial Assets	2,487,796	2,431,165	24,920	8,532,637	—	11,531,234	2,512,716	22,495,036
Other Financial Assets	1,063,377	1,655,343	874	5,489	24,681,751	85,630	25,746,002	1,746,462
Trade and Other Receivables, Net	87,673,729	168,231,089	105,909,541	143,013,413	1,394,143	8,039,307	194,977,413	319,283,809
Receivables from Related Entities	10,958,042	28,343,916	210,855	203,403	(11,168,897)	(27,905,983)	—	641,336
Equity Method Accounted Investments in Associates	584,075,094	474,143,761	683,579,189	958,803,352	(1,246,372,822)	(1,395,113,442)	21,281,461	37,833,671
Intangible Assets, Net	132,872,535	55,501,359	1,527,202,670	1,341,125,906	1,287,398,973	1,230,266,959	2,947,474,178	2,626,894,224
Property, Plant and Equipment, Net	4,859,937,779	5,066,457,556	1,996,440,599	2,131,145,126	7,692,864	18,189,449	6,864,071,242	7,215,792,131
Investment Property	—	—	—	—	31,231,839	26,368,681	31,231,839	26,368,681
Deferred Tax Assets	141,136,300	160,372,989	265,251,097	326,249,181	48,509,124	24,678,498	454,896,521	511,300,668
Hedging Assets	590,622	—	1,647,417	2,488,236	—	(1,584)	2,238,039	2,486,652
Prepayments	—	—	—	—	834,131	1,202,581	834,131	1,202,581
Other Assets	32,513,871	33,579,118	60,321,995	38,401,392	585,256	429,652	93,421,122	72,410,162

TOTAL ASSETS	7,104,728,690	7,470,981,747	5,856,988,389	6,260,698,688	248,423,241	49,496,066	13,210,140,321	13,781,176,501

	Generation		Distribution		Eliminations and Others		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
EQUITY AND LIABILITIES	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	1,133,935,750	1,473,344,526	1,071,289,696	1,205,361,294	(9,837,908)	24,074,364	2,195,387,538	2,702,780,184
Current Operating Liabilities	1,133,935,750	1,473,344,526	1,071,289,696	1,205,361,294	(60,488,274)	24,074,364	2,144,737,172	2,702,780,184
Interest-Bearing Borrowings	409,233,878	747,840,574	247,076,525	331,982,515	65,200,917	193,142,244	721,511,320	1,272,965,333
Other Financial Liabilities	696,791	—	—	—	—	—	696,791	—
Trade and Other Payables	413,827,992	393,717,721	487,384,305	474,938,446	75,294,167	80,652,606	976,506,464	949,308,773
Payables to Related Entities	133,099,350	194,563,323	212,446,858	219,695,366	(233,590,429)	(298,236,701)	111,955,779	116,021,988
Provisions	31,787,013	30,956,395	46,641,813	54,099,720	21,595,629	24,475,704	100,024,455	109,531,819
Current Tax Payables	132,249,173	94,349,173	49,105,703	94,246,461	3,930,795	12,679,841	185,285,671	201,275,475
Other Liabilities	6,492,209	8,235,598	20,340,253	21,141,977	3,047,576	2,703,033	29,880,038	32,080,608
Deferred Income	89,440	58,936	4,041,514	6,874,871	1,388,632	5,246,477	5,519,586	12,180,284
Post-Employment Benefit Obligation	3,448,733	3,592,982	1,359,124	1,411,277	107,310	143,144	4,915,167	5,147,403
Hedging Liabilities	3,011,171	29,824	2,893,601	970,661	2,537,129	3,268,016	8,441,901	4,268,501

Liabilities Included in Disposal Groups Classified as Held for Sale	—	—	—	—	50,650,366	—	50,650,366	—

NON-CURRENT LIABILITIES	2,487,255,434	2,956,988,183	1,804,820,750	1,928,855,532	345,672,955	163,421,381	4,637,749,139	5,049,265,096
Interest-Bearing Borrowings	1,951,308,556	2,358,043,952	1,026,390,282	1,037,262,002	346,207,359	430,040,406	3,323,906,197	3,825,346,360
Other Financial Liabilities	—	—	—	—	—	—	—	—
Trade and Other Payables	24,082,594	30,185,629	34,436,935	18,700,838	207,974	247,507	58,727,503	49,133,974
Payables to Related Entities	46,997,128	69,882,786	181,853,843	349,826,019	(225,294,299)	(410,731,016)	3,556,672	8,977,789
Provisions	58,292,397	42,125,129	191,993,937	156,149,013	578	14,685,431	250,286,912	212,959,573
Deferred Tax Liabilities	352,011,147	401,135,349	213,169,128	220,420,243	7,869,022	13,457,739	573,049,297	635,013,331
Other Liabilities	21,994,151	16,632,938	300,020	607,622	12,755,808	16,583,793	35,049,979	33,824,353
Deferred Income	163,596	233,531	3,388,746	4,186,199	—	—	3,552,342	4,419,730
Post-Employment Benefit Obligation	26,576,882	27,999,282	148,308,890	138,537,673	7,803,218	9,000,222	182,688,990	175,537,177
Hedging Liabilities	5,828,983	10,749,587	4,978,969	3,165,923	196,123,295	90,137,299	206,931,247	104,052,809

EQUITY	3,483,537,506	3,040,649,038	2,980,877,943	3,126,481,862	(87,411,805)	(137,999,679)	6,377,003,644	6,029,131,221
Equity Attributable to Equity Holders of Parent	3,483,537,506	3,040,649,038	2,980,877,943	3,126,481,862	(87,411,805)	(137,999,679)	3,518,479,555	3,091,314,881
Issued Capital	1,752,378,473	1,748,283,549	1,122,271,981	1,374,366,326	108,992,029	(139,007,392)	2,983,642,483	2,983,642,483
Other Reserves	307,191,379	376,720,267	547,725,434	475,350,713	522,177,468	682,708,215	(1,481,429,808)	(1,403,037,145)
Retained Earnings	1,423,967,654	915,645,222	1,310,880,528	1,276,764,823	(718,581,302)	(681,700,502)	2,016,266,880	1,510,709,543

Minority Interest	—	—	—	—	—	—	2,858,524,089	2,937,816,340

Equity and Liabilities, Total	7,104,728,690	7,470,981,747	5,856,988,389	6,260,698,688	248,423,242	49,496,066	13,210,140,321	13,781,176,501

	Generation		Distribution		Eliminations and Others		Total
STATEMENT OF COMPREHENSIVE INCOME	2009	2008	2009	2008	2009	2008	2009	2008
For the years ended December 31, 2009 and 2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	2,708,357,655	2,833,397,146	4,218,449,947	4,051,041,041	(476,919,164)	(324,846,751)	6,449,888,438	6,559,591,436
Sales	2,694,012,599	2,828,078,633	3,870,340,697	3,604,689,806	(488,245,731)	(352,257,419)	6,076,107,565	6,080,511,020
Energy Sales	2,570,529,382	2,697,746,885	3,623,447,397	3,340,331,095	(634,212,253)	(495,979,243)	5,559,764,526	5,542,098,737
Other Sales	6,009,988	14,564,928	9,861,554	14,821,361	38,027,469	15,308,065	53,899,011	44,694,354
Other Services Rendered	117,473,229	115,766,820	237,031,746	249,537,350	107,939,053	128,413,759	462,444,028	493,717,929

Other Operating Income	14,345,056	5,318,513	348,109,250	446,351,235	11,326,567	27,410,668	373,780,873	479,080,416

SUPPLIES AND SERVICES	(1,058,410,593)	(1,409,584,454)	(2,683,194,706)	(2,536,106,308)	535,754,130	402,739,032	(3,205,851,169)	(3,542,951,730)
Energy Purchases	(197,058,728)	(292,347,152)	(1,997,643,661)	(1,826,983,648)	635,253,374	495,091,815	(1,559,449,015)	(1,624,238,985)
Fuel Consumption	(580,234,432)	(847,407,262)	—	—	(3,181)	(4,122)	(580,237,613)	(847,411,384)
Transport Costs	(177,886,470)	(191,958,097)	(119,689,439)	(121,232,612)	20,538,816	18,330,691	(277,037,093)	(294,860,018)
Other Variable Supplies and Services	(103,230,963)	(77,871,943)	(565,861,606)	(587,890,048)	(120,034,879)	(110,679,352)	(789,127,448)	(776,441,343)

CONTRIBUTION MARGIN	1,649,947,062	1,423,812,692	1,535,255,241	1,514,934,733	58,834,966	77,892,281	3,244,037,269	3,016,639,706

Work on Property, Plant and Equipment	731,901	500,315	32,998,618	32,099,245	—	—	33,730,519	32,599,560
Employee Expenses	(69,577,977)	(57,198,723)	(216,622,884)	(187,917,987)	(84,201,584)	(77,511,723)	(370,402,445)	(322,628,433)
Other Operating Fixed Costs	(118,108,486)	(107,836,118)	(372,508,591)	(343,665,770)	28,185,472	5,654,628	(462,431,605)	(445,847,260)

GROSS OPERATING RESULT	1,462,992,500	1,259,278,166	979,122,384	1,015,450,221	2,818,854	6,035,186	2,444,933,738	2,280,763,573

Amortization	(270,584,246)	(215,544,370)	(217,705,299)	(191,868,064)	(32,007,768)	(9,700,511)	(520,297,313)	(417,112,945)

OPERATING RESULTS	1,192,408,254	1,043,733,796	761,417,085	823,582,157	(29,188,914)	(3,665,325)	1,924,636,425	1,863,650,628

FINANCIAL RESULTS	(186,313,678)	(243,706,955)	(99,796,594)	(159,078,864)	(23,145,874)	(16,580,133)	(309,256,146)	(419,365,952)
Finance Income	40,841,166	54,086,804	117,121,114	125,109,709	1,708,125	2,556,822	159,670,405	181,753,335
Finance Expense	(239,569,394)	(251,422,396)	(226,454,904)	(249,354,432)	(16,448,329)	(14,331,429)	(482,472,627)	(515,108,257)
Results from Indexed Units of Accounts	9,009,669	(16,686,361)	458,162	(3,048,824)	12,313,498	(42,643,067)	21,781,329	(62,378,252)
Exchange Differences	3,404,881	(29,685,002)	9,079,034	(31,785,317)	(20,719,168)	37,837,541	(8,235,253)	(23,632,778)
Positive	71,795,866	48,055,032	18,584,732	53,858,472	(8,365,473)	(27,389,261)	82,015,125	74,524,243
Negative	(68,390,985)	(77,740,034)	(9,505,698)	(85,643,789)	(12,353,695)	65,226,802	(90,250,378)	(98,157,021)

Results of Companies Not Equity-Accounted	2,233,946	2,567,160	82,758,254	74,875,698	(82,756,621)	(74,181,678)	2,235,579	3,261,180
Results from Other Investments	(55,494)	1,016,336	82,850	—	110,587	(980,654)	137,943	35,682
Results from the Sale of Assets	64,430	(274,282)	24,938,953	2,879,810	28,307,996	(102,249)	53,311,379	2,503,279

RESULTS BEFORE TAX	1,008,337,458	803,336,055	769,400,548	742,258,801	(106,672,826)	(95,510,039)	1,671,065,180	1,450,084,818

corporate Tax	(201,746,950)	(221,991,980)	(178,201,978)	(169,399,898)	20,211,318	(24,510,906)	(359,737,610)	(415,902,784)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033
Profit (Loss) from Discontinued Operations, Net of Tax	—	—	—	—	—	—	—	—
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033

RESULT FOR THE PERIOD	806,590,508	581,344,075	591,198,570	572,858,903	(86,461,508)	(120,020,945)	1,311,327,570	1,034,182,033
Controlling Company	—	—	—	—	—	—	660,231,043	507,589,633
Minority Shareholders	—	—	—	—	—	—	651,096,527	526,592,399

35.3   Countries

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
ASSESTS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	843,756,651	1,223,089,253	238,697,969	257,631,699	867,294,187	828,299,705	566,973,953	522,055,379	107,238,468	143,991,931	(52,505,572)	(32,346,879)	2,571,455,656	2,942,721,088
Current Operating Assets	843,756,651	1,223,089,253	238,697,969	257,631,699	867,294,187	828,299,705	566,973,953	522,055,379	107,238,468	143,991,931	(122,866,423)	(32,346,879)	2,501,094,805	2,942,721,088
Cash and Cash Equivalents	285,514,616	669,733,388	53,307,697	71,937,363	370,493,421	318,376,138	395,571,472	238,027,529	30,013,615	19,987,545	—	—	1,134,900,821	1,318,061,963
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	—	—	—	—	—	—	—	—	—	—	—	1,493,492	—
Other Financial Assets	42,657	—	—	—	—	—	—	—	—	—	—	—	42,657	—
Trade and Other Receivables, Net	453,263,074	387,852,606	144,721,842	141,329,129	435,142,404	425,067,711	154,237,487	261,127,802	58,929,971	95,098,067	(107,648,217)	2,591,540	1,138,646,562	1,313,066,855
Receivables from Related Entities	12,683,334	33,838,115	21,301,343	20,098,418	168,850	272,336	(117,203)	88,166	114,182	49,734	(15,136,274)	(29,600,077)	19,014,232	24,746,692
Inventories	20,148,347	47,576,858	7,295,836	5,043,862	1,512,096	1,932,071	12,448,709	19,564,486	14,914,280	22,857,884	—	—	56,319,268	96,975,161
Prepayments	2,874,553	2,900,179	1,884,944	1,660,865	1,330,366	1,268,460	2,861,108	—	2,608,469	3,064,732	—	—	11,559,440	8,894,236
Current Tax Receivables	63,465,062	74,162,793	1,599,101	13,139,752	45,550,462	65,953,166	1,393,479	3,247,396	249,780	1,535,701	(81,932)	(5,338,342)	112,175,952	152,700,466
Other Assets	4,271,516	7,025,314	8,587,206	4,422,310	13,096,588	15,429,823	578,901	—	408,171	1,398,268	—	—	26,942,382	28,275,715

Non-Current Assets and Disposal Groups Held for Sale	—	—	—	—	—	—	—	—	—	—	70,360,851	—	70,360,851	—

NON-CURRENT ASSETS	7,901,624,978	8,604,916,467	574,512,830	846,648,173	3,670,419,041	3,372,195,825	2,113,095,226	2,432,386,361	1,150,463,047	1,640,771,321	(4,771,430,458)	(6,058,462,734)	10,638,684,665	10,838,455,413
Available-for-Sale Financial Assets	2,512,716	22,495,036	—	—	—	—	—	—	—	—	—	—	2,512,716	22,495,036
Other Financial Assets	25,745,128	1,740,973	—	—	—	5,489	874	—	—	—	—	—	25,746,002	1,746,462
Trade and Other Receivables, Net	13,413,378	64,765,727	70,806,123	106,510,669	101,549,009	77,310,431	8,893,522	68,853,018	315,381	528,563	—	1,315,401	194,977,413	319,283,809
Receivables from Related Entities	—	10,796,128	—	—	36,839,087	43,632,464	—	—	—	—	(36,839,087)	(53,787,256)	—	641,336
Equity Method Accounted Investments in Associates	4,767,024,721	4,533,043,275	7,966,302	103,048,991	1,234,083,877	1,153,546,084	1,370	3,971	47,596,359	388,407,091	(6,035,391,168)	(6,140,215,741)	21,281,461	37,833,671
Intangible Assets, Net	47,179,972	1,049,208,150	5,930,802	7,909,963	1,484,067,666	1,297,645,158	42,308,837	37,279,978	14,925,155	3,846,483	1,353,061,746	231,004,492	2,947,474,178	2,626,894,224
Property, Plant and Equipment, Net	2,904,691,507	2,773,073,197	449,530,241	583,077,404	548,867,547	538,988,383	1,933,700,358	2,178,003,420	1,083,269,232	1,239,429,357	(55,987,643)	(96,779,630)	6,864,071,242	7,215,792,131
Investment Property	31,231,839	26,368,681	—	—	—	—	—	—	—	—	—	—	31,231,839	26,368,681
Deferred Tax Assets	107,362,302	121,571,366	28,687,187	31,211,237	185,882,187	206,723,785	127,066,216	146,180,364	2,172,935	5,613,916	3,725,694	—	454,896,521	511,300,668
Hedging Assets	509,760	—	—	—	—	—	—	—	1,728,279	2,488,236	—	(1,584)	2,238,039	2,486,652
Prepayments	445,622	301,867	—	—	388,509	4,695	—	896,019	—	—	—	—	834,131	1,202,581
Other Assets	1,508,033	1,552,067	11,592,175	14,889,909	78,741,159	54,339,336	1,124,049	1,169,591	455,706	457,675	—	1,584	93,421,122	72,410,162

TOTAL ASSETS	8,745,381,629	9,828,005,720	813,210,799	1,104,279,872	4,537,713,228	4,200,495,530	2,680,069,179	2,954,441,740	1,257,701,515	1,784,763,252	(4,823,936,029)	(6,090,809,613)	13,210,140,321	13,781,176,501

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
EQUITY AND LIABILITIES	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	903,928,510	1,181,232,488	315,322,679	366,528,947	577,406,981	577,412,945	333,334,592	416,060,542	122,026,286	200,383,176	(56,631,510)	(38,837,914)	2,195,387,538	2,702,780,184
Current Operating Liabilities	903,928,510	1,181,232,488	315,322,679	366,528,947	577,406,981	577,412,945	333,334,592	416,060,542	122,026,286	200,383,176	(107,281,876)	(38,837,914)	2,144,737,172	2,702,780,184
Interest-Bearing Borrowings	197,643,745	587,224,377	71,762,540	97,375,104	254,096,043	252,194,260	142,035,231	226,733,609	55,973,761	109,437,983	—	—	721,511,320	1,272,965,333
Non-Interest-Bearing Borrowings	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Financial Liabilities	427,613	—	275,969	—	—	—	—	—	—	—	(6,791)	—	696,791	—
Trade and Other Payables	412,036,076	369,520,458	145,853,738	154,684,014	259,436,435	244,743,137	121,147,948	118,037,851	38,025,476	62,435,513	6,791	(112,200)	976,506,464	949,308,773
Payables to Related Entities	156,069,449	80,971,682	31,800,330	25,629,066	31,040,271	40,808,327	120,530	1,023,265	125,143	977,020	(107,199,944)	(33,387,372)	111,955,779	116,021,988
Provisions	52,152,629	59,531,565	23,007,266	33,281,993	9,409,249	2,335,635	3,592,400	155,616	11,862,911	14,227,010	—	—	100,024,455	109,531,819
Current Tax Payables	71,611,640	62,712,304	27,624,545	39,228,911	15,799,839	30,669,793	57,901,052	63,620,017	12,430,527	10,382,792	(81,932)	(5,338,342)	185,285,671	201,275,475
Other Liabilities	5,633,284	6,904,574	14,845,627	16,192,868	2,468,522	5,086,061	5,213,615	2,168,346	1,718,990	1,728,759	—	—	29,880,038	32,080,608
Deferred Income	3,417,493	9,652,258	—	—	—	605,071	242,785	728,856	1,859,308	1,194,099	—	—	5,519,586	12,180,284
Post-Employment Benefit Obligation	1,714,434	1,437,336	119,702	117,085	—	—	3,081,031	3,592,982	—	—	—	—	4,915,167	5,147,403
Hedging Liabilities	3,222,147	3,277,934	32,962	19,906	5,156,622	970,661	—	—	30,170	—	—	—	8,441,901	4,268,501

Liabilities Included in Disposal Groups Classified as Held for Sale	—	—	—	—	—	—	—	—	—	—	50,650,366	—	50,650,366	—

NON-CURRENT LIABILITIES	1,929,817,486	2,289,480,264	214,399,921	274,369,648	1,140,582,690	1,056,092,637	817,235,201	839,411,195	572,081,308	637,812,116	(36,367,467)	(47,900,764)	4,637,749,139	5,049,265,096
Interest-Bearing Borrowings	1,435,038,931	1,873,213,290	130,661,954	168,606,730	727,927,241	692,653,348	682,712,921	710,441,473	347,565,150	380,431,519	—	—	3,323,906,197	3,825,346,360
Other Financial Liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Trade and Other Payables	7,570,291	13,371,269	478,409	261,179	49,957,441	35,501,526	721,362	—	—	—	—	—	58,727,503	49,133,974
Payables to Related Entities	—	1,263,905	37,218,338	43,536,008	3,556,672	11,829,367	—	—	—	—	(37,218,338)	(47,651,491)	3,556,672	8,977,789
Provisions	16,062,212	15,805,230	7,703,251	8,138,192	213,128,470	185,401,228	2,725,990	1,907,251	10,666,989	1,707,672	—	—	250,286,912	212,959,573
Deferred Tax Liabilities	216,277,536	238,270,442	24,538,307	35,121,987	69,347,637	64,880,029	51,497,425	45,473,642	211,388,392	251,267,231	—	—	573,049,297	635,013,331
Other Liabilities	23,005,140	18,560,403	11,193,968	15,458,565	—	57,246	—	—	—	—	850,871	(251,861)	35,049,979	33,824,353
Deferred Income	3,331,505	3,980,904	—	—	—	—	—	—	220,837	438,826	—	—	3,552,342	4,419,730
Post-Employment Benefit Obligation	32,408,576	32,563,502	1,915,904	1,756,268	68,787,007	59,628,578	79,577,503	81,588,829	—	—	—	—	182,688,990	175,537,177
Hedging Liabilities	196,123,295	92,451,319	689,790	1,490,719	7,878,222	6,141,315	—	—	2,239,940	3,966,868	—	2,588	206,931,247	104,052,809

EQUITY	5,911,635,633	6,357,292,968	283,488,199	463,381,277	2,819,723,557	2,566,989,948	1,529,499,386	1,698,970,003	563,593,921	946,567,960	(4,730,937,052)	(6,004,070,935)	6,377,003,644	6,029,131,221
Equity Attributable to Equity Holders of Parent	5,911,635,633	6,357,292,968	283,488,199	463,381,277	2,819,723,557	2,566,989,948	1,529,499,386	1,698,970,003	302,869,914	946,567,960	(4,730,937,052)	(6,004,070,935)	3,518,479,555	3,091,314,881
Issued Capital	5,644,851,403	5,666,320,827	231,131,872	395,166,365	1,016,332,368	1,107,319,397	263,851,437	303,546,359	198,134,490	817,655,898	(4,370,659,087)	(5,306,366,363)	2,983,642,483	2,983,642,483
Treasury Shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other Reserves	(2,512,367,589)	(2,619,879,150)	10,252,450	12,922,530	1,361,661,416	931,559,050	999,364,778	1,162,816,010	50,288,431	16,121,429	1,207,170,789	2,031,239,326	(1,481,429,808)	(1,403,037,145)
Retained Earnings	2,779,151,819	3,310,851,291	42,103,877	55,292,382	441,729,773	528,111,501	266,283,171	232,607,634	54,446,993	112,790,633	(1,567,448,753)	(2,728,943,898)	2,016,266,880	1,510,709,543

Minority Interest	—	—	—	—	—	—	—	—	260,724,007	—	—	—	2,858,524,089	2,937,816,340

Equity and Liabilities, Total	8,745,381,629	9,828,005,720	813,210,799	1,104,279,872	4,537,713,228	4,200,495,530	2,680,069,179	2,954,441,740	1,257,701,515	1,784,763,252	(4,823,936,029)	(6,090,809,613)	13,210,140,321	13,781,176,501

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
For the years ended December 31, 2009 and 2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUE	2,278,257,663	2,555,898,023	635,269,548	631,740,097	1,966,622,276	1,962,443,529	1,112,066,747	974,560,278	461,518,877	438,354,558	(3,846,673)	(3,405,049)	6,449,888,438	6,559,591,436
Sales	2,255,173,128	2,485,762,894	621,828,801	623,593,481	1,719,422,596	1,642,118,683	1,056,077,538	921,494,866	427,452,175	410,946,145	(3,846,673)	(3,405,049)	6,076,107,565	6,080,511,020
Energy Sales	2,066,428,378	2,258,614,370	590,796,228	588,450,892	1,551,830,982	1,494,939,465	947,677,441	802,423,873	403,031,497	397,670,137	—	—	5,559,764,526	5,542,098,737
Other Sales	42,402,319	39,123,276	(2,619,705)	(923,184)	4,180,089	3,629,769	6,495,104	6,772,814	5,012,398	(2,533,699)	(1,571,194)	(1,374,622)	53,899,011	44,694,354
Other Services Rendered	146,342,431	188,025,248	33,652,278	36,065,773	163,411,525	143,549,449	101,904,993	112,298,179	19,408,280	15,809,707	(2,275,479)	(2,030,427)	462,444,028	493,717,929
Other Operating Income	23,084,535	70,135,129	13,440,747	8,146,616	247,199,680	320,324,846	55,989,209	53,065,412	34,066,702	27,408,413	—	—	373,780,873	479,080,416

SUPPLIES AND SERVICES	(1,126,641,921)	(1,441,920,862)	(365,964,562)	(370,813,615)	(1,074,015,467)	(1,139,232,970)	(439,598,063)	(369,319,650)	(202,514,796)	(224,934,369)	2,883,640	3,269,736	(3,205,851,169)	(3,542,951,730)
Energy Purchases	(581,492,020)	(624,048,664)	(160,131,967)	(167,266,666)	(482,828,022)	(534,060,340)	(229,843,920)	(170,730,018)	(105,153,086)	(128,133,297)	—	—	(1,559,449,015)	(1,624,238,985)
Fuel Consumption	(345,815,766)	(606,488,766)	(180,160,003)	(179,081,276)	6,826,322	(1,475,184)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	—	—	(580,237,613)	(847,411,384)
Transport Costs	(107,329,158)	(122,589,953)	(6,886,114)	(5,941,477)	(43,541,765)	(42,309,186)	(105,632,478)	(109,761,926)	(13,647,578)	(14,257,476)	—	—	(277,037,093)	(294,860,018)
Other Variable Supplies and Services	(92,004,977)	(88,793,479)	(18,786,478)	(18,524,196)	(554,472,002)	(561,388,260)	(83,549,642)	(78,087,368)	(43,197,989)	(32,917,776)	2,883,640	3,269,736	(789,127,448)	(776,441,343)

CONTRIBUTION MARGIN	1,151,615,742	1,113,977,161	269,304,986	260,926,482	892,606,809	823,210,559	672,468,684	605,240,628	259,004,081	213,420,189	(963,033)	(135,313)	3,244,037,269	3,016,639,706

Work on Property, Plant and Equipment	2,666,652	2,786,572	8,057,055	9,659,647	17,007,228	13,988,133	3,003,205	3,403,751	2,996,379	2,761,457	—	—	33,730,519	32,599,560
Employee Expenses	(110,843,668)	(98,809,277)	(79,385,952)	(68,432,786)	(108,515,145)	(102,600,391)	(48,875,837)	(32,556,642)	(22,781,843)	(20,229,337)	—	—	(370,402,445)	(322,628,433)
Other Operating Fixed Costs	(111,318,149)	(124,430,959)	(77,076,137)	(77,646,187)	(158,794,504)	(160,441,991)	(76,339,935)	(67,934,089)	(39,851,180)	(33,173,638)	948,300	17,779,604	(462,431,605)	(445,847,260)

GROSS OPERATING RESULT	932,120,577	893,523,497	120,899,952	124,507,156	642,304,388	574,156,310	550,256,117	508,153,648	199,367,437	162,778,671	(14,733)	17,644,291	2,444,933,738	2,280,763,573

Amortization	(192,196,454)	(121,891,044)	(39,971,608)	(38,618,779)	(132,590,568)	(115,046,053)	(96,444,844)	(85,343,868)	(59,093,839)	(56,213,201)	—	—	(520,297,313)	(417,112,945)

OPERATING RESULTS	739,924,123	771,632,453	80,928,344	85,888,377	509,713,820	459,110,257	453,811,273	422,809,780	140,273,598	106,565,470	(14,733)	17,644,291	1,924,636,425	1,863,650,628

FINANCIAL RESULTS	(114,219,912)	(100,582,441)	(40,008,868)	(33,991,662)	(69,697,374)	(116,872,511)	(72,011,415)	(81,020,937)	(34,167,002)	(27,550,531)	20,848,425	(59,347,870)	(309,256,146)	(419,365,952)
Finance Income	26,321,994	65,133,484	9,381,341	13,252,883	103,326,143	121,819,505	20,075,886	11,831,792	3,631,106	2,318,379	(3,066,065)	(32,602,708)	159,670,405	181,753,335
Finance Expense	(135,713,458)	(182,620,847)	(32,076,508)	(28,731,330)	(187,048,645)	(204,079,510)	(92,155,200)	(92,660,863)	(38,544,881)	(30,040,734)	3,066,065	23,025,027	(482,472,627)	(515,108,257)
Results from Indexed Units of Accounts	21,781,329	(62,378,252)	—	—	—	—	—	—	—	—	—	—	21,781,329	(62,378,252)
Exchange Differences	(26,609,777)	79,283,174	(17,313,701)	(18,513,215)	14,025,128	(34,612,506)	67,899	(191,866)	746,773	171,824	20,848,425	(49,770,189)	(8,235,253)	(23,632,778)
Positive	34,338,086	271,371,140	3,564,040	6,412,116	47,716,990	59,112,491	1,887,294	1,922,331	2,333,966	2,087,857	(7,825,251)	(266,381,692)	82,015,125	74,524,243
Negative	(60,947,863)	(192,087,966)	(20,877,741)	(24,925,331)	(33,691,862)	(93,724,997)	(1,819,395)	(2,114,197)	(1,587,193)	(1,916,033)	28,673,676	216,611,503	(90,250,378)	(98,157,021)

Results of Companies Not Equity-Accounted	(8,074,230)	6,515,223	374,621	3,309,096	—	44,465	—	—	9,935,172	—	16	(6,607,604)	2,235,579	3,261,180
Negative Consolidation Difference	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Results from Other Investments	172,804	(980,654)	2,683,755	—	—	—	(34,772)	252,022	—	764,314	(2,683,844)	—	137,943	35,682
Results from the Sale of Assets	40,169,904	745,342	—	—	486,834	291,052	12,851,414	74,570	(196,773)	1,469,753	—	(77,438)	53,311,379	2,503,279

RESULTS BEFORE TAX	657,972,689	677,329,923	43,977,852	55,205,811	440,503,280	342,573,263	394,616,500	342,115,435	115,844,995	81,249,006	18,149,864	(48,388,621)	1,671,065,180	1,450,084,818

corporate Tax	(68,971,765)	(189,164,031)	(15,197,010)	(19,940,788)	(107,407,226)	(67,172,932)	(127,250,804)	(108,259,160)	(40,910,805)	(31,365,873)	—	—	(359,737,610)	(415,902,784)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033
Profit (Loss) from Discontinued Operations, Net of Tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033

RESULT FOR THE PERIOD	589,000,924	488,165,892	28,780,842	35,265,023	333,096,054	275,400,331	267,365,696	233,856,275	74,934,190	49,883,133	18,149,864	(48,388,621)	1,311,327,570	1,034,182,033
Controlling Company	—	—	—	—	—	—	—	—	—	—	—	(581,163,091)	660,231,043	507,589,633
Minority Shareholders	—	—	—	—	—	—	—	—	—	—	—	532,774,470	651,096,527	526,592,399

35.4        Generation and distribution by countries

a)       Generation

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	507,744,040	824,606,125	140,991,440	119,592,220	306,278,528	239,813,003	256,813,794	236,178,551	54,343,007	74,222,033	(14,751,264)	(14,146,481)	1,251,419,545	1,480,265,451
Current Operating Assets	507,744,040	824,606,125	140,991,440	119,592,220	306,278,528	239,813,003	256,813,794	236,178,551	54,343,007	74,222,033	(14,751,264)	(14,146,481)	1,251,419,545	1,480,265,451
Cash and Cash Equivalents	239,557,586	531,859,703	24,950,525	34,344,970	172,292,830	113,019,565	160,939,980	133,927,140	21,294,688	11,084,162	—	—	619,035,609	824,235,540
Financial Assets Designated as Fair Value Through Profit or Loss	1,493,492	—	—	—	—	—	—	—	—	—	—	—	1,493,492	—
Other Financial Assets	42,597	—	—	—	—	—	—	—	—	—	—	—	42,597	—
Trade and Other Receivables, Net	165,592,963	162,550,837	88,133,531	62,181,317	80,628,076	80,337,925	55,169,859	69,249,693	11,073,405	40,513,086	(7,437,609)	(871,165)	393,160,225	413,961,693
Receivables from Related Entities	35,218,885	45,806,591	18,151,446	17,835,453	32,909,657	25,478,020	32,526,869	26,442,021	8,979,580	5,739,401	(7,313,655)	(13,275,316)	120,472,782	108,026,170
Inventories	18,778,149	26,585,987	3,803,384	2,207,392	22,134	20,331	6,622,526	6,559,697	10,975,529	13,788,670	—	—	40,201,722	49,162,077
Prepayments	2,138,737	1,876,417	1,404,934	1,233,456	714,402	827,859	1,554,560	—	2,016,998	1,568,626	—	—	7,829,631	5,506,358
Current Tax Receivables	44,053,507	52,051,837	255,552	713,030	19,711,429	18,305,735	—	—	2,807	1,528,088	—	—	64,023,295	72,598,690
Other Assets	868,124	3,874,753	4,292,068	1,076,602	—	1,823,568	—	—	—	—	—	—	5,160,192	6,774,923

Non-Current Assets and Disposal Groups Held for Sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	3,993,095,099	3,878,477,491	249,643,009	337,193,034	676,395,960	671,483,459	1,228,326,578	1,423,563,041	785,935,394	901,056,800	(1,080,086,895)	(1,221,057,529)	5,853,309,145	5,990,716,296
Available-for-Sale Financial Assets	2,487,796	2,431,165	—	—	—	—	—	—	—	—	—	—	2,487,796	2,431,165
Other Financial Assets	1,063,377	1,655,343	—	—	—	—	—	—	—	—	—	—	1,063,377	1,655,343
Trade and Other Receivables, Net	2,378,486	57,079,072	62,959,282	92,637,976	19,307,193	15,428,479	3,028,768	3,085,562	—	—	—	—	87,673,729	168,231,089
Receivables from Related Entities	—	7,575,486	—	—	47,710,556	71,889,189	—	—	—	—	(36,752,514)	(51,120,759)	10,958,042	28,343,916
Equity Method Accounted Investments in Associates	1,598,184,456	1,523,350,874	3,297,780	38,522	11,308,690	(2,520,346)	1,366	—	47,596,359	53,044,383	(1,076,313,557)	(1,099,769,672)	584,075,094	474,143,761
Other Equity Method Accounted Investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Intangible Assets, Net	8,021,312	34,614,920	3,026,987	369,325	4,055,751	1,077,908	17,245,016	19,239,677	11,556,650	199,529	88,966,819	—	132,872,535	55,501,359
Property, Plant and Equipment, Net	2,359,882,964	2,228,924,622	154,533,019	216,781,351	528,479,286	517,711,306	1,148,817,647	1,331,396,777	724,212,506	841,810,598	(55,987,643)	(70,167,098)	4,859,937,779	5,066,457,556
Investment Property	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred Tax Assets	20,016,869	21,980,616	15,020,305	13,794,109	45,805,582	50,382,215	58,141,132	68,671,434	2,152,412	5,544,615	—	—	141,136,300	160,372,989
Hedging Assets	509,760	—	—	—	—	—	—	—	80,862	—	—	—	590,622	—
Other Assets	550,079	865,393	10,805,636	13,571,751	19,728,902	17,514,708	1,092,649	1,169,591	336,605	457,675	—	—	32,513,871	33,579,118

TOTAL ASSETS	4,500,839,139	4,703,083,616	390,634,449	456,785,254	982,674,488	911,296,462	1,485,140,372	1,659,741,592	840,278,401	975,278,833	(1,094,838,159)	(1,235,204,010)	7,104,728,690	7,470,981,747

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
EQUITY AND LIABILITIES	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	625,965,349	817,935,457	143,720,453	156,677,913	180,531,897	116,891,475	130,634,275	282,665,428	71,313,577	121,017,734	(18,229,801)	(21,843,481)	1,133,935,750	1,473,344,526
Current Operating Liabilities	625,965,349	817,935,457	143,720,453	156,677,913	180,531,897	116,891,475	130,634,275	282,665,428	71,313,577	121,017,734	(18,229,801)	(21,843,481)	1,133,935,750	1,473,344,526
Interest-Bearing Borrowings	188,704,590	434,922,470	61,178,560	80,018,983	63,877,935	7,897,753	57,137,900	148,527,035	38,334,893	76,474,333	—	—	409,233,878	747,840,574
Other Financial Liabilities	420,822	—	275,969	—	—	—	—	—	—	—	—	—	696,791	—
Trade and Other Payables	279,642,827	244,668,613	30,014,055	39,995,905	55,325,502	47,464,702	28,526,181	23,502,230	20,319,427	38,086,271	—	—	413,827,992	393,717,721
Payables to Related Entities	70,031,934	75,452,218	29,317,861	23,734,343	49,239,836	51,393,375	2,477,464	65,570,261	262,056	256,607	(18,229,801)	(21,843,481)	133,099,350	194,563,323
Provisions	25,922,905	26,494,199	1,163,928	1,108,306	1,883,131	817,008	26,684	—	2,790,365	2,536,882	—	—	31,787,013	30,956,395
Current Tax Payables	57,461,125	31,637,347	21,511,319	11,531,357	7,912,298	9,318,637	37,298,367	39,446,971	8,066,064	2,414,861	—	—	132,249,173	94,349,173
Other Liabilities	2,638,986	4,691,756	225,799	269,113	4	—	2,086,648	2,025,949	1,540,772	1,248,780	—	—	6,492,209	8,235,598
Deferred Income	89,440	58,936	—	—	—	—	—	—	—	—	—	—	89,440	58,936
Post-Employment Benefit Obligation	367,702	—	—	—	—	—	3,081,031	3,592,982	—	—	—	—	3,448,733	3,592,982
Hedging Liabilities	685,018	9,918	32,962	19,906	2,293,191	—	—	—	—	—	—	—	3,011,171	29,824

Liabilities Included in Disposal Groups Classified as Held for Sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT LIABILITIES	1,310,207,063	1,676,340,495	160,157,823	208,271,706	270,850,843	357,849,898	424,071,893	342,424,533	358,335,279	415,637,559	(36,367,467)	(43,536,008)	2,487,255,434	2,956,988,183
Interest-Bearing Borrowings	1,089,852,354	1,445,905,323	97,956,798	129,801,713	159,327,589	223,499,654	406,377,244	322,668,484	197,794,571	236,168,778	—	—	1,951,308,556	2,358,043,952
Trade and Other Payables	7,361,867	13,212,182	—	—	16,720,727	16,973,447	—	—	—	—	—	—	24,082,594	30,185,629
Payables to Related Entities	76,986	78,859	37,218,338	43,536,008	46,920,142	69,803,927	—	—	—	—	(37,218,338)	(43,536,008)	46,997,128	69,882,786
Provisions	9,246,395	1,093,483	—	—	38,132,390	38,944,091	430,975	571,426	10,482,637	1,516,129	—	—	58,292,397	42,125,129
Deferred Tax Liabilities	184,228,532	203,427,245	13,113,742	18,547,930	6,850,742	5,174,390	—	—	147,818,131	173,985,784	—	—	352,011,147	401,135,349
Other Liabilities	9,964,125	1,258,605	11,179,155	15,374,333	—	—	—	—	—	—	850,871	—	21,994,151	16,632,938
Deferred Income	163,596	233,531	—	—	—	—	—	—	—	—	—	—	163,596	233,531
Post-Employment Benefit Obligation	9,313,208	8,814,659	—	—	—	—	17,263,674	19,184,623	—	—	—	—	26,576,882	27,999,282
Hedging Liabilities	—	2,316,608	689,790	1,011,722	2,899,253	3,454,389	—	—	2,239,940	3,966,868	—	—	5,828,983	10,749,587

EQUITY	2,564,666,727	2,208,807,664	86,756,173	91,835,635	531,291,748	436,555,089	930,434,204	1,034,651,631	410,629,545	438,623,540	(1,040,240,891)	(1,169,824,521)	3,483,537,506	3,040,649,038
Equity Attributable to Equity Holders of Parent	2,564,666,727	2,208,807,664	86,756,173	91,835,635	531,291,748	436,555,089	930,434,204	1,034,651,631	410,629,545	438,623,540	(1,040,240,891)	(1,169,824,521)	3,483,537,506	3,040,649,038
Issued Capital	2,114,323,325	2,135,893,727	92,185,037	99,454,122	203,659,553	197,716,155	259,460,190	298,494,955	164,297,758	457,473,813	(1,081,547,390)	(1,440,749,223)	1,752,378,473	1,748,283,549
Other Reserves	(683,420,776)	(850,292,883)	(9,127,755)	(13,762,494)	203,174,861	128,650,811	532,944,218	620,159,057	224,415,743	(49,621,694)	39,205,088	541,587,470	307,191,379	376,720,267
Retained Earnings	1,133,764,178	923,206,820	3,698,891	6,144,007	124,457,334	110,188,123	138,029,796	115,997,619	21,916,044	30,771,421	2,101,411	(270,662,768)	1,423,967,654	915,645,222

Minority Interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Equity and Liabilities, Total	4,500,839,139	4,703,083,616	390,634,449	456,785,254	982,674,488	911,296,462	1,485,140,372	1,659,741,592	840,278,401	975,278,833	(1,094,838,159)	(1,235,204,010)	7,104,728,690	7,470,981,747

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE INCOME	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
For the years ended December 31, 2009 and 2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

REVENUE	1,373,230,894	1,609,158,073	303,112,035	291,376,414	318,321,960	322,895,567	500,964,413	401,470,271	213,624,981	208,496,821	(896,628)	—	2,708,357,655	2,833,397,146
Sales	1,367,051,056	1,607,534,965	299,912,430	291,207,849	314,667,204	322,415,815	500,829,922	401,257,389	212,448,615	205,662,615	(896,628)	—	2,694,012,599	2,828,078,633
Energy Sales	1,349,609,938	1,551,715,509	293,388,675	284,077,914	224,502,356	256,787,667	500,175,971	400,576,991	202,852,442	204,588,804	—	—	2,570,529,382	2,697,746,885
Other Sales	6,009,988	14,564,928	—	—	—	—	—	—	—	—	—	—	6,009,988	14,564,928
Other Services Rendered	11,431,130	41,254,528	6,523,755	7,129,935	90,164,848	65,628,148	653,951	680,398	9,596,173	1,073,811	(896,628)	—	117,473,229	115,766,820

Other Operating Income	6,179,838	1,623,108	3,199,605	168,565	3,654,756	479,752	134,491	212,882	1,176,366	2,834,206	—	—	14,345,056	5,318,513

SUPPLIES AND SERVICES	(511,521,900)	(871,056,362)	(208,539,466)	(206,239,901)	(82,267,885)	(105,146,536)	(184,067,482)	(128,688,480)	(72,013,860)	(98,453,175)	—	—	(1,058,410,593)	(1,409,584,454)
Energy Purchases	(52,310,897)	(134,937,913)	(9,375,553)	(12,067,418)	(32,746,221)	(67,914,740)	(91,955,452)	(47,123,986)	(10,670,605)	(30,303,095)	—	—	(197,058,728)	(292,347,152)
Fuel Consumption	(345,812,585)	(606,484,644)	(180,160,003)	(179,081,276)	6,826,322	(1,475,184)	(20,572,023)	(10,740,338)	(40,516,143)	(49,625,820)	—	—	(580,234,432)	(847,407,262)
Transport Costs	(107,314,035)	(122,578,858)	(5,363,800)	(4,689,649)	(4,851,240)	(4,644,568)	(46,663,960)	(45,787,546)	(13,693,435)	(14,257,476)	—	—	(177,886,470)	(191,958,097)
Other Variable Supplies and Services	(6,084,383)	(7,054,947)	(13,640,110)	(10,401,558)	(51,496,746)	(31,112,044)	(24,876,047)	(25,036,610)	(7,133,677)	(4,266,784)	—	—	(103,230,963)	(77,871,943)

CONTRIBUTION MARGIN	861,708,994	738,101,711	94,572,569	85,136,513	236,054,075	217,749,031	316,896,931	272,781,791	141,611,121	110,043,646	(896,628)	—	1,649,947,062	1,423,812,692

Work on Property, Plant and Equipment	—	—	—	—	—	—	517,847	330,981	214,054	169,334	—	—	731,901	500,315
Employee Expenses	(29,654,313)	(25,162,701)	(11,009,053)	(9,040,946)	(11,417,189)	(9,425,455)	(10,959,497)	(7,918,996)	(6,537,925)	(5,650,625)	—	—	(69,577,977)	(57,198,723)
Other Operating Fixed Costs	(51,829,666)	(49,242,289)	(12,461,750)	(11,769,971)	(14,560,167)	(13,389,523)	(19,127,781)	(17,815,369)	(21,025,750)	(16,383,207)	896,628	764,241	(118,108,486)	(107,836,118)

GROSS OPERATING RESULT	780,225,015	663,696,721	71,101,766	64,325,596	210,076,719	194,934,053	287,327,500	247,378,407	114,261,500	88,179,148	—	764,241	1,462,992,500	1,259,278,166

Amortization	(140,184,964)	(95,960,199)	(23,365,251)	(21,474,934)	(32,305,072)	(31,315,802)	(36,516,121)	(30,560,196)	(38,212,838)	(36,233,239)	—	—	(270,584,246)	(215,544,370)

OPERATING RESULTS	640,040,051	567,736,522	47,736,515	42,850,662	177,771,647	163,618,251	250,811,379	216,818,211	76,048,662	51,945,909	—	764,241	1,192,408,254	1,043,733,796

FINANCIAL RESULTS	(89,797,956)	(103,738,107)	(33,772,058)	(32,325,027)	(25,088,330)	(39,128,021)	(42,513,775)	(43,391,504)	(23,600,707)	(15,329,863)	28,459,148	(9,794,433)	(186,313,678)	(243,706,955)
Finance Income	9,495,037	16,185,633	2,507,846	3,255,124	18,523,222	32,285,675	11,968,380	5,364,390	1,341,180	248,487	(2,994,499)	(3,252,505)	40,841,166	54,086,804
Finance Expense	(90,931,585)	(120,459,878)	(19,226,132)	(16,877,948)	(52,183,133)	(53,210,680)	(54,646,985)	(48,548,045)	(25,576,058)	(15,578,350)	2,994,499	3,252,505	(239,569,394)	(251,422,396)
Results from Indexed Units of Accounts	9,009,669	(16,686,361)	—	—	—	—	—	—	—	—	—	—	9,009,669	(16,686,361)
Exchange Differences	(17,371,077)	17,222,499	(17,053,772)	(18,702,203)	8,571,581	(18,203,016)	164,830	(207,849)	634,171	—	28,459,148	(9,794,433)	3,404,881	(29,685,002)
Positive	28,981,945	47,547,505	2,092,050	1,443,093	39,823,108	12,692,663	263,663	128,111	635,100	—	—	(13,756,340)	71,795,866	48,055,032
Negative	(46,353,022)	(30,325,006)	(19,145,822)	(20,145,296)	(31,251,527)	(30,895,679)	(98,833)	(335,960)	(929)	—	28,459,148	3,961,907	(68,390,985)	(77,740,034)

Results of Companies Not Equity-Accounted	(8,074,214)	2,567,160	372,988	—	—	—	—	—	9,935,172	—	—	—	2,233,946	2,567,160
Results from Other Investments	(20,722)	—	—	—	—	—	(34,772)	252,022	—	764,314	—	—	(55,494)	1,016,336
Results from the Sale of Assets	34,186	(336,047)	—	—	25,505	(2,413)	83,708	167,699	(78,969)	(103,521)	—	—	64,430	(274,282)

RESULTS BEFORE TAX	542,181,345	466,229,528	14,337,445	10,525,635	152,708,822	124,487,817	208,346,540	173,846,428	62,304,158	37,276,839	28,459,148	(9,030,192)	1,008,337,458	803,336,055

Corporate Tax	(76,281,986)	(131,655,968)	(5,927,003)	(4,381,628)	(28,251,488)	(14,003,436)	(69,788,953)	(57,450,682)	(21,497,520)	(14,500,266)	—	—	(201,746,950)	(221,991,980)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075
Profit (Loss) from Discontinued Operations, Net of Tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075

RESULT FOR THE PERIOD	465,899,359	334,573,560	8,410,442	6,144,007	124,457,334	110,484,381	138,557,587	116,395,746	40,806,638	22,776,573	28,459,148	(9,030,192)	806,590,508	581,344,075

b)             Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
ASSETS	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	201,194,118	219,766,678	93,131,605	118,705,660	533,785,021	543,120,169	333,863,028	365,926,908	54,915,535	63,211,138	(490,075)	—	1,216,399,232	1,310,730,553
Current Operating Assets	201,194,118	219,766,678	93,131,605	118,705,660	533,785,021	543,120,169	333,863,028	365,926,908	54,915,535	63,211,138	(490,075)	—	1,216,399,232	1,310,730,553
Cash and Cash Equivalents	17,933,851	19,556,717	28,163,140	26,108,274	145,450,780	158,137,016	232,157,724	101,980,816	7,898,726	6,970,126	—	—	431,604,221	312,752,949
Trade and Other Receivables, Net	169,492,117	188,842,588	55,933,943	77,078,464	358,989,786	337,650,124	93,045,071	187,933,865	41,842,319	47,682,829	20,488	—	719,323,724	839,187,870
Receivables from Related Entities	1,726,640	5,535,522	208,445	129,108	465,212	120,580	1,874,539	65,051,032	307,839	386,375	(510,563)	—	4,072,112	71,222,617
Inventories	1,370,198	1,803,361	3,492,452	2,757,397	1,489,962	1,217,675	5,826,183	10,961,195	3,938,751	6,375,851	—	—	16,117,546	23,115,479
Prepayments	359,501	426,231	480,010	361,976	233,571	290,858	380,610	—	590,769	1,492,820	—	—	2,044,461	2,571,885
Current Tax Receivables	7,162,684	884,955	567,685	8,972,968	15,096,796	34,161,404	—	—	—	4,978	—	—	22,827,165	44,024,305
Other Assets	3,149,127	2,717,304	4,285,930	3,297,473	12,058,914	11,542,512	578,901	—	337,131	298,159	—	—	20,410,003	17,855,448

Non-Current Assets and Disposal Groups Held for Sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	1,194,415,123	1,190,953,135	320,067,184	402,342,199	1,879,491,174	1,851,725,777	882,909,627	1,004,916,959	363,706,049	500,030,065	—	—	4,640,589,157	4,949,968,135
Available-for-Sale Financial Assets	24,920	8,532,637	—	—	—	—	—	—	—	—	—	—	24,920	8,532,637
Other Financial Assets	—	—	—	—	—	5,489	874	—	—	—	—	—	874	5,489
Trade and Other Receivables, Net	9,640,749	990,665	7,846,841	13,872,693	82,241,816	61,881,952	5,864,754	65,767,456	315,381	500,647	—	—	105,909,541	143,013,413
Receivables from Related Entities	—	—	—	—	210,855	203,403	—	—	—	—	—	—	210,855	203,403
Equity Method Accounted Investments in Associates	578,500,084	575,788,162	33,228	43,868	105,045,877	285,505,822	—	3,971	—	97,461,529	—	—	683,579,189	958,803,352
Intangible Assets, Net	18,344,876	19,414,206	2,903,815	3,699,815	1,478,505,643	1,296,509,624	24,523,960	17,927,398	2,924,376	3,574,863	—	—	1,527,202,670	1,341,125,906
Property, Plant and Equipment, Net	544,647,596	510,705,597	294,838,019	366,019,206	14,398,121	14,535,950	783,737,988	843,879,583	358,818,875	396,004,790	—	—	1,996,440,599	2,131,145,126
Deferred Tax Assets	42,765,099	75,151,932	13,658,742	17,417,128	140,076,605	156,341,570	68,750,651	77,338,551	—	—	—	—	265,251,097	326,249,181
Hedging Assets	—	—	—	—	—	—	—	—	1,647,417	2,488,236	—	—	1,647,417	2,488,236
Other Assets	491,799	369,936	786,539	1,289,489	59,012,257	36,741,967	31,400	—	—	—	—	—	60,321,995	38,401,392

TOTAL ASSETS	1,395,609,241	1,410,719,813	413,198,789	521,047,859	2,413,276,195	2,394,845,946	1,216,772,655	1,370,843,867	418,621,584	563,241,203	(490,075)	—	5,856,988,389	6,260,698,688

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008	12-31-2009	12-31-2008
EQUITY AND LIABILITIES	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	147,471,992	194,443,250	170,584,075	203,620,529	456,935,441	506,015,248	235,651,234	220,066,134	61,137,029	81,216,133	(490,075)	—	1,071,289,696	1,205,361,294
Interest-Bearing Borrowings	115,477	12,434,340	10,583,980	15,664,633	134,585,061	192,713,318	84,153,139	78,206,574	17,638,868	32,963,650	—	—	247,076,525	331,982,515
Trade and Other Payables	64,754,414	58,836,239	115,839,550	114,298,478	199,559,790	191,510,772	90,054,931	91,254,365	17,175,620	19,038,592	—	—	487,384,305	474,938,446
Payables to Related Entities	59,694,812	82,207,373	2,451,028	224,045	104,779,978	97,986,846	34,562,690	28,056,451	11,448,425	11,220,651	(490,075)	—	212,446,858	219,695,366
Provisions	7,260,776	12,873,962	21,138,602	31,001,479	6,106,634	210,382	3,463,182	—	8,672,619	10,013,897	—	—	46,641,813	54,099,720
Current Tax Payables	11,275,178	19,005,815	6,040,230	26,756,151	7,005,679	18,608,672	20,455,585	22,548,744	4,329,031	7,327,079	—	—	49,105,703	94,246,461
Other Liabilities	835,517	1,224,548	14,410,983	15,558,658	2,034,868	4,014,597	2,961,707	—	97,178	344,174	—	—	20,340,253	21,141,977
Deferred Income	2,296,396	6,566,781	—	—	—	—	—	—	1,745,118	308,090	—	—	4,041,514	6,874,871
Post-Employment Benefit Obligation	1,239,422	1,294,192	119,702	117,085	—	—	—	—	—	—	—	—	1,359,124	1,411,277
Hedging Liabilities	—	—	—	—	2,863,431	970,661	—	—	30,170	—	—	—	2,893,601	970,661
Accrued Liabilities, Total	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Liabilities Included in Disposal Groups Classified as Held for Sale	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT LIABILITIES	219,826,811	360,995,723	54,242,098	66,097,942	923,842,504	782,600,648	393,163,308	496,986,662	213,746,029	222,174,557	—	—	1,804,820,750	1,928,855,532
Interest-Bearing Borrowings	—	—	32,705,156	38,805,017	567,578,870	466,421,255	276,335,677	387,772,989	149,770,579	144,262,741	—	—	1,026,390,282	1,037,262,002
Trade and Other Payables	450	543	478,409	261,179	33,236,714	18,439,116	721,362	—	—	—	—	—	34,436,935	18,700,838
Payables to Related Entities	170,085,874	320,464,689	—	—	11,767,969	29,361,330	—	—	—	—	—	—	181,853,843	349,826,019
Provisions	6,815,239	125,649	7,703,251	8,138,192	174,996,080	146,357,804	2,295,015	1,335,825	184,352	191,543	—	—	191,993,937	156,149,013
Deferred Tax Liabilities	24,179,982	21,385,458	11,424,565	16,574,057	62,496,895	59,705,639	51,497,425	45,473,642	63,570,261	77,281,447	—	—	213,169,128	220,420,243
Other Liabilities	285,207	523,390	14,813	84,232	—	—	—	—	—	—	—	—	300,020	607,622
Deferred Income	3,167,909	3,747,373	—	—	—	—	—	—	220,837	438,826	—	—	3,388,746	4,186,199
Post-Employment Benefit Obligation	15,292,150	14,748,621	1,915,904	1,756,268	68,787,007	59,628,578	62,313,829	62,404,206	—	—	—	—	148,308,890	138,537,673
Hedging Liabilities	—	—	—	478,997	4,978,969	2,686,926	—	—	—	—	—	—	4,978,969	3,165,923

EQUITY	1,028,310,438	855,280,840	188,372,616	251,329,388	1,032,498,250	1,106,230,050	587,958,113	653,791,071	143,738,526	259,850,513	—	—	2,980,877,943	3,126,481,862
Equity Attributable to Equity Holders of Parent	1,028,310,438	855,280,840	188,372,616	251,329,388	1,032,498,250	1,106,230,050	587,958,113	653,791,071	143,738,526	259,850,513	—	—	2,980,877,943	3,126,481,862
Issued Capital	368,494,984	368,494,984	135,477,598	158,251,380	581,523,764	685,198,131	3,934,010	4,525,464	32,841,625	157,896,367	—	—	1,122,271,981	1,374,366,326
Other Reserves	(293,712,384)	(341,989,337)	18,005,827	52,941,827	279,105,126	183,628,371	457,782,320	535,093,147	86,544,545	45,676,705	—	—	547,725,434	475,350,713
Retained Earnings	953,527,838	828,775,193	34,889,191	40,136,181	171,869,360	237,403,548	126,241,783	114,172,460	24,352,356	56,277,441	—	—	1,310,880,528	1,276,764,823

Minority Interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Equity and Liabilities, Total	1,395,609,241	1,410,719,813	413,198,789	521,047,859	2,413,276,195	2,394,845,946	1,216,772,655	1,370,843,867	418,621,584	563,241,203	(490,075)	—	5,856,988,389	6,260,698,688

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
STATEMENT OF COMPREHENSIVE
INCOME
For the years ended December 31, 2009 and	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
2008	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

REVENUE	1,084,346,433	1,078,280,225	324,517,652	333,266,419	1,767,753,911	1,724,688,412	740,359,778	661,153,967	301,472,173	253,652,018	—	—	4,218,449,947	4,051,041,041
Sales	1,061,070,988	1,023,838,502	315,723,562	325,288,368	1,524,208,987	1,404,843,318	684,122,654	608,301,437	285,214,506	242,418,181	—	—	3,870,340,697	3,604,689,806
Energy Sales	1,002,381,935	952,015,415	297,441,695	304,372,978	1,461,324,201	1,353,743,812	584,857,696	495,084,296	277,441,870	235,114,594	—	—	3,623,447,397	3,340,331,095
Other Sales	10,418,293	14,144,725	(2,569,897)	(897,014)	—	—	1,999,965	1,561,021	13,193	12,629	—	—	9,861,554	14,821,361
Other Services Rendered	48,270,760	57,678,362	20,851,764	21,812,404	62,884,786	51,099,506	97,264,993	111,656,120	7,759,443	7,290,958	—	—	237,031,746	249,537,350

Other Operating Income	23,275,445	54,441,723	8,794,090	7,978,051	243,544,924	319,845,094	56,237,124	52,852,530	16,257,667	11,233,837	—	—	348,109,250	446,351,235

SUPPLIES AND SERVICES	(840,654,271)	(762,600,524)	(153,916,681)	(159,168,886)	(1,109,711,167)	(1,130,171,924)	(393,206,055)	(334,348,884)	(185,706,532)	(149,816,090)	—	—	(2,683,194,706)	(2,536,106,308)
Energy Purchases	(815,863,794)	(733,339,877)	(150,780,462)	(155,199,248)	(584,077,376)	(581,737,614)	(275,176,733)	(216,843,446)	(171,745,296)	(139,863,463)	—	—	(1,997,643,661)	(1,826,983,648)
Fuel Consumption	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Transport Costs	—	—	(1,522,314)	(1,251,828)	(38,690,525)	(37,664,618)	(79,476,600)	(82,316,166)	—	—	—	—	(119,689,439)	(121,232,612)
Other Variable Supplies and Services	(24,790,477)	(29,260,647)	(1,613,905)	(2,717,810)	(486,943,266)	(510,769,692)	(38,552,722)	(35,189,272)	(13,961,236)	(9,952,627)	—	—	(565,861,606)	(587,890,048)

CONTRIBUTION MARGIN	243,692,162	315,679,701	170,600,971	174,097,533	658,042,744	594,516,488	347,153,723	326,805,083	115,765,641	103,835,928	—	—	1,535,255,241	1,514,934,733

Work on Property, Plant and Equipment	2,666,652	2,786,572	8,057,055	9,659,647	17,007,228	13,988,133	2,485,358	3,072,770	2,782,325	2,592,123	—	—	32,998,618	32,099,245
Employee Expenses	(24,641,080)	(22,379,909)	(66,048,079)	(57,132,352)	(84,491,569)	(79,763,096)	(29,972,265)	(18,866,451)	(11,469,891)	(9,776,179)	—	—	(216,622,884)	(187,917,987)
Other Operating Fixed Costs	(69,569,401)	(63,333,299)	(64,218,481)	(63,964,619)	(153,761,807)	(138,155,164)	(60,815,070)	(54,306,942)	(24,143,832)	(23,905,746)	—	—	(372,508,591)	(343,665,770)

GROSS OPERATING RESULT	152,148,333	232,753,065	48,391,466	62,660,209	436,796,596	390,586,361	258,851,746	256,704,460	82,934,243	72,746,126	—	—	979,122,384	1,015,450,221

Amortization	(23,116,301)	(19,130,093)	(16,515,805)	(17,033,199)	(98,596,573)	(82,177,997)	(58,967,240)	(53,724,685)	(20,509,380)	(19,802,090)	—	—	(217,705,299)	(191,868,064)

OPERATING RESULTS	129,032,032	213,622,972	31,875,661	45,627,010	338,200,023	308,408,364	199,884,506	202,979,775	62,424,863	52,944,036	—	—	761,417,085	823,582,157

FINANCIAL RESULTS	2,906,811	(24,720,995)	(5,626,845)	(2,207,707)	(57,393,403)	(82,562,607)	(29,268,297)	(37,367,598)	(10,414,860)	(12,219,957)	—	—	(99,796,594)	(159,078,864)
Finance Income	14,891,938	15,332,306	6,866,221	9,850,439	83,232,583	91,971,784	9,885,040	7,413,288	2,245,332	2,069,892	—	(1,528,000)	117,121,114	125,109,709
Finance Expense	(17,384,760)	(23,194,285)	(12,048,619)	(11,419,883)	(145,101,661)	(157,038,747)	(39,051,936)	(44,767,844)	(12,867,928)	(14,461,673)	—	1,528,000	(226,454,904)	(249,354,432)
Results from Indexed Units of Accounts	458,162	(3,048,824)	—	—	—	—	—	—	—	—	—	—	458,162	(3,048,824)
Exchange Differences	4,941,471	(13,810,192)	(444,447)	(638,263)	4,475,675	(17,495,644)	(101,401)	(13,042)	207,736	171,824	—	—	9,079,034	(31,785,317)
Positive	8,283,203	54,746	1,287,472	4,141,772	6,419,927	45,866,420	1,561,581	1,707,677	1,032,549	2,087,857	—	—	18,584,732	53,858,472
Negative	(3,341,732)	(13,864,938)	(1,731,919)	(4,780,035)	(1,944,252)	(63,362,064)	(1,662,982)	(1,720,719)	(824,813)	(1,916,033)	—	—	(9,505,698)	(85,643,789)

Results of Companies Not Equity-Accounted	82,756,621	74,874,562	1,633	1,136	—	—	—	—	—	—	—	—	82,758,254	74,875,698
Results from Other Investments	82,850	—	—	—	—	—	—	—	—	—	—	—	82,850	—
Results from the Sale of Assets	12,050,737	(303,324)	—	—	250,284	285,472	12,755,736	(102,143)	(117,804)	2,999,805	—	—	24,938,953	2,879,810

RESULTS BEFORE TAX	226,829,051	263,473,215	26,250,449	43,420,439	281,056,904	226,131,229	183,371,945	165,510,034	51,892,199	43,723,884	—	—	769,400,548	742,258,801

Corporate Tax	(21,064,399)	(37,443,250)	(9,357,145)	(15,723,362)	(72,619,778)	(50,427,526)	(56,364,261)	(49,651,639)	(18,796,395)	(16,154,121)	—	—	(178,201,978)	(169,399,898)

RESULTS AFTER TAX FROM CONTINUING OPERATIONS	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	—	—	591,198,570	572,858,903
Profit (Loss) from Discontinued Operations, Net of Tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—
RESULTS AFTER TAX FROM DISCONTINUED OPERATIONS	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	—	—	591,198,570	572,858,903

RESULT FOR THE PERIOD	205,764,652	226,029,965	16,893,304	27,697,077	208,437,126	175,703,703	127,007,684	115,858,395	33,095,804	27,569,763	—	—	591,198,570	572,858,903

36.    GUARANTEE COMMITMENTS TO THIRD PARTY, OTHER CONTINGENT ASSETS AND LIABILITIES AND OTHER COMMITMENTS

36.1            Direct guarantees

Creditor	Debtor		Type	Assets Committed			Balance Pending at December 31,			Guarantees Released
of			of			Accounting
Guarantee	Name	Relation	Guarantee	Type	Currency	Value	Currency	2009	2008	2010	Assets	2011	Assets	2012	Assets
Creditor Banks	Pangue S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	86,239,360	ThCh$	370,984	1,586,880	—	—	—	—	—	—
Soc. de Energía de la República Argentina	Endesa Argentina, Endesa Costanera	Creditor	Pledge	Shares	ThCh$	1,617,383	ThCh$	2,923,298	6,289,519	—	—	—	—	—	—
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined Cycle	ThCh$	54,056,510	ThCh$	72,279,911	90,716,919	—	—	—	—	—	—
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined Cycle	ThCh$	15,853,655	ThCh$	4,346,571	13,638,215	—	—	—	—	—	—
Various Creditors	Endesa Parent	Creditor	Performance Bonds		ThCh$	—	ThCh$	2,728,493	508,461	—	—	—	—	—	—
Various Creditors	Edegel	Creditor	Pledge	Real Estate and Equipment	ThCh$	105,294,764	ThCh$	574,239	57,563,928	—	—	—	—	—	—
Banco Santander (Underwriter)	G.N.L. Quintero	Investee	Pledge	Shares	ThCh$	10,127,465	ThCh$	93,151,966	94,205,737	—	—	—	—	—	—
Deutsche Bank (*) / Santander Benelux	Edelnor S.A.	Creditor	Deposit Account	Deposit Account	ThCh$	24,221,077	ThCh$	108,091,723	—	—	—	—	—	—	—
Various Creditors	Ampla S.A.	Creditor	Pledge on Collections and Others		ThCh$	15,531,499	ThCh$	135,611,919	125,224,605	—	—	—	—	—	—
Accumulated Translation Differences	Coelce S.A.	Creditor	Pledge on Collections and Others		ThCh$	12,007,971	ThCh$	124,589,138	90,786,197	—	—	—	—	—	—
International Finance Corporation	CGT Fortaleza S.A.	Creditor	Mortgage and Pledge	Real Estate and Equipment	ThCh$	199,787,847	ThCh$	48,053,928	70,262,773	—	—	—	—	—	—
Several Creditors	Sinapsis Brasil	Creditor	Mortgage and Pledge	Real Estate	ThCh$	1,540,552	ThCh$	337,403	—	—	—	—	—	—	—
Several Creditors	Cam Argentina	Creditor	Pledge	Government Bonds	ThCh$	125,212	ThCh$	101,367	—	—	—	—	—	—	—

As of December 31, 2009 and 2008 Enersis and its subsidiaries had commitments for future purchases of energy amounting to ThCh$27,957,381,822 and ThCh$37,345,298,398, respectively.

36.2     Indirect guarantees

Creditor	Debtor		Assets Committed			Balance Pending at December 31,			Guarantees Released
of			Type of		Accounting
Guarantee	Name	Relation	Guarantee	Currency	Value	Currency	2009	Dic-08	2010	Assets	2011	Assets	2012	2013
Vestas Eólicas S.A.U.	Endesa Eco S.A.	Subsidiary	Guarantee	ThCh$		ThCh$	—	7,923,754	—	—	—	—	—	—
Cédulas de Crédito Bancario	CIEN	Subsidiary	Guarantee	ThCh$	174,741,558	ThCh$	174,741,558	163,401,797	—	—	—	—	—	—

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

37.       PERSONNEL FIGURES

Enersis’s personnel, including information regarding subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2009 and December 31, 2008:

	12-31-2009
	Managers and
	Principal	Professionals	Worker		Average
Country	Executives	and Technicians	and Other	Total	for the Period
Chile	120	2,485	620	3,225	3,317
Argentina	33	2,233	846	3,112	3,129
Brazil	50	2,261	719	3,030	3,135
Peru	22	972	193	1,187	1,208
Colombia	29	1,746	141	1,916	1,970
Total	254	9,697	2,519	12,470	12,759

	12-31-2008
	Managers and
	Principal	Professionals	Worker		Average
Country	Executives	and Technicians	and Other	Total	for the Period
Chile	112	2,503	676	3,291	3,117
Argentina	44	2,440	758	3,242	3,233
Brazil	54	2,771	476	3,301	3,320
Peru	26	925	335	1,286	1,240
Colombia	26	1,596	115	1,737	1,717
Total	262	10,235	2,360	12,857	12,627

38.       SUBSEQUENT EVENTS

No other significant events have occurred between December 31, 2009 and date of issuance of these financial statements that could materially affect the presentation of the financial statements.

39.       ENVIRONMENT

The detail of environmental expenses as of December 31, 2009 and 2008 is as follows:

Company that Pays	Project	12-31-2009 ThCh$	12-31-2008 ThCh$
Endesa Chile S.A.	Studies, monitoring, lab analysis, removal and final disposal of solid waste in hydroelectric power stations (HPS) and thermoelectric power stations.	2,416,053	1,731,018
GasAtacama	Environmental monitoring (air quality, marine monitoring, etc.)	65,481	—
Hidroaysén	Educational and Tourism Expenses	116,820	—
Pehuenche	Environmental Expenses	57,394	—
Endesa Costanera S.A.	Certification of management system, Quality control and fuel quality, Disposal of dangerous waste, Environmental impact study, Environmental leaflets, Hose inspection and tests, Maintenance ISO14001/9001, Liquid waste monitoring, Drilling to monitor water tables and other.	—	294,067
Hidroeléctrica el Chocón S.A.	ISO 14.001 Audit, environmental monitoring and environmental standards update.	—	7,674
Edegel S.A.	Environmental monitoring, waste management, mitigations and restorations.	667,059	444,455
Codensa	Environmental management of PCB transformers.	53,926	42,121
Coelce	Environmental monitoring, waste management, ISO 14001 Audit.	212,166	231,158
Ampla Energia	Environmental license and environmental management equipment	8,688	19,339
Edesur S.A.	Final disposal of residues and contaminating elements.	151,563	12,917
CIEN	Environmental compensation, facility improvement and environmental control, setting up the landscaping project.	11,491	34,012
CDSA	Repopulation of deposits	50,449	—
CGTF	Purchase of environmental monitoring equipment.	25,505	1,108
Compañía de Transmisión del Mercosur S.A.	ISO 14.001 Audit, Resolution ENRE 57/2003 (Public Safety), environmental monitoring and environmental standards update.	10,837	7,074
Transportadora de Energía S.A.	ISO 14.001 Audit, Resolution ENRE 57/2003 (Public Safety), environmental monitoring and environmental standards update.	11,579	5,997

Total		3,859,011	2,830,940

40.       ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Prior to 2009, the Group issued its consolidated financial statements in accordance with Generally Accepted Accounting Principles in Chile (hereinafter “Chilean GAAP”).

In 2009, the Group began issuing its consolidated financial statements in accordance with International Financial Reporting Standards (hereinafter “IFRS”); as a consequence the date of transition to IFRS is January 1, 2008.

The Group has presented financial information to its parent company, ENDESA, S.A under IFRS, for consolidation purposes, since the year ended as of December 31, 2005, considering January 1, 2004 as the transition date.

Transition of the consolidated financial statements of Enersis S.A. to IFRS has been carried out through the application of IFRS 1: First-time adoption of International Financial Reporting Standards, applying the exemption provided in paragraph 24 a), and considering first-time application adjustments retroactively from the date adopted by the parent company, ENDESA, S.A., i.e. January 1, 2004.

IFRS 1 allows first-time adopters certain exemptions from general requirements.  The main exceptions applied by Enersis S.A. are as follows:

•                  Not reprocessing business combinations occurring before January 1, 2004 (exemption from IFRS 3).

•                  Considering the amortized cost as of January 1, 2004, including revaluations of assets that took place in the different countries where the Group operates, as the deemed cost of Property, Plant and Equipment and Intangibles (exemption from IAS 16 and IAS 38).

•                  IAS 21: Accumulated foreign currency translations from all foreign operations are considered to be zero as of January 1, 2004.

a)                          The following is the reconciliation of Net Equity under Chilean GAAP to Net Equity under IFRS as of January 1, 2008:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 01/01/2008	2,903,209,631		2,903,209,631

Inclusion of Minority Interest	—	2,741,767,047	2,741,767,047	(1)
Elimination of price-level restatement on PP&E, net	(228,500,211)	(111,797,285)	(340,297,496	)(2)
Regulatory Assets – Liabilities	(50,354,698)	(47,827,528)	(98,182,226	)(3)
Goodwill	625,511,055	97,643,612	723,154,667	(4)
Deferred Tax	(27,564,937)	(52,652,216)	(80,217,153	)(5)
Elimination Technical Bulletin No. 64	(234,236,956)	(37,041,561)	(271,278,517	)(6)
Minimum Dividend	(37,842,392)	(15,990,472)	(53,832,864	)(7)
Financial Derivatives	(53,550,860)	(202,554)	(53,753,414	)(8)
Other	4,460,305	30,534,106	34,994,411
Total adjustments to IFRS	(2,078,694)	(137,333,898)	(139,412,592)

Net Equity under IFRS at 01/01/2008	2,901,130,937	2,604,433,149	5,505,564,086

b)                         The following are the reconciliation of Net Equity under Chilean GAAP to Net Equity under IFRS, and the reconciliation of Profit under Chilean GAAP to Profit under IFRS as of December 31, 2008, respectively:

	Equity attributable to the shareholders of the Company	Equity attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Equity under Chilean GAAP at 12/31/2008	3,697,212,812		3,697,212,812

Incorporation of Minority Interest		3,677,145,791	3,677,145,791	(1)
Elimination of price-level restatement PP&E, net	(378,601,774)	(184,055,636)	(562,657,410	)(2)
Regulatory Assets – Liabilities	(52,185,412)	(47,309,533)	(99,494,945	)(3)
Goodwill	628,650,230	96,874,303	725,524,533	(4)
Deferred Tax	(11,223,837)	(55,053,876)	(66,277,713	)(5)
Elimination Technical Bulletin No. 64	(675,777,409)	(536,436,281)	(1,212,213,690	)(6)
Minimum Dividend	(119,138,817)	(42,751,652)	(161,890,469	)(7)
Financial Derivatives	494,921	(2,451,644)	(1,956,723	)(8)
Other	1,884,166	31,854,868	33,739,034
Total Adjustments to IFRS	(605,897,932)	(739,329,451)	(1,345,227,383)

Net Equity under IFRS at 12/31/2008	3,091,314,880	2,937,816,340	6,029,131,220

	Net income attributable to the shareholders of the Company	Net income attributable to minority interest	Total
	ThCh$	ThCh$	ThCh$
Net Income under Chilean GAAP at 12/31/2008	570,883,101	697,031,109	1,267,914,210

Elimination of price-level restatement	(20,908,122)	(31,809,263)	(52,717,385	)(2)
Regulatory Assets – Liabilities	(4,288,756)	(1,705,935)	(5,994,691	)(3)
Goodwill amortization	61,271,914	(1,995,844)	59,276,070	(4)
Deferred Taxes	(5,698,900)	(13,494,143)	(19,193,043	)(5)
Elimination Technical Bulletin No. 64	(76,989,849)	(118,927,413)	(195,917,262	)(6)
Other	(16,679,755)	(2,506,111)	(19,185,866)
Total Adjustments to IFRS	(63,293,468)	(170,438,709)	(233,732,177)

Net Income under IFRS at 12/31/2008	507,589,633	526,592,400	1,034,182,033

c)                          The following is the reconciliation of cash and cash equivalents under Chilean GAAP to cash and cash equivalents under IFRS as of December 31, 2008:

	Chilean GAAP Cash and Cash Equivalent 12/31/2008	Adjustments	IFRS Cash and Cash Equivalent 12/31/2008
	ThCh$	ThCh$	ThCh$
Balance at 12/31/2008	1,301,726,280		1,301,726,280

Companies incorporated using Proportionate Consolidation:
GasAtacama	—	13,365,450	13,365,450
Hidroaysén	—	2,771,850	2,771,850
Transquillota	—	198,383	198,383

Closing Balance Cash and Cash Equivalents at 12/31/2008	1,301,726,280	16,335,683	1,318,061,963

	Chilean GAAP Cash Flow under 12/31/2008	Adjustments	IFRS Cash Flow under 12/31/2008
	ThCh$	ThCh$	ThCh$

Profit (Loss) Attributable to Equity Holders of Parent	570,883,101	(63,293,468)	507,589,633
Minority Interest	697,031,109	(170,438,709)	526,592,400
Gain (loss) on sale of assets and others	(5,438,716)	2,899,755	(2,538,961)
Non-cash adjustments	455,133,610	(35,347,110)	419,786,500
(Increase) decrease in current assets	5,633,330	(325,663,985)	(320,030,655)
Increase (decrease) in current liabilities	198,885,559	553,006,832	751,892,391
Net cash flows provided by operating activities	1,922,127,993	(38,836,685)	1,883,291,308

Net cash flows (used in) financing activities	(346,352,599)	(127,020,899)	(473,373,498)

Net cash flows (used in) investing activities	(780,348,600)	65,230,177	(715,118,423)

Total net positive (negative) cash flows	795,426,794	(100,627,408)	694,799,386
Effect of price-level restatement and exchange rates on cash and cash equivalent	(121,532,317)	155,917,829	34,385,512
Net Increase (Decrease) in Cash and Cash Equivalents	673,894,477	55,290,421	729,184,898

Cash and cash equivalents at beginning of year	627,831,803	(38,954,738)	588,877,065
Cash and Cash Equivalents at end of year	1,301,726,280	16,335,683	1,318,061,963

Principal adjustments applied:

(1)         Incorporation of minority interest:

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

(2)         Price-level restatement:

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

(3)         Regulatory Assets-Liabilities, net:

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

(4)         Goodwill:

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

(5)         Deferred tax:

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

(6)         Technical bulletin No. 64:

Under IFRS, the financial statements are prepared considering the functional currency of each entity. Under Chilean GAAP, in the case of our foreign companies, and pursuant to Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, non-monetary assets and liabilities were controlled in historical US dollars.

(7)         Minimum dividend:

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

(8)         Derivative instruments:

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

41.    FINANCIAL STATEMENTS OF PRINCIPAL SUBSIDIARIES

The following table sets forth the condensed consolidated financial statements of the Group, detailed by each subsidiary as of December 31, 2009 and 2008:

	12-31-2009
	Type of Financial Statements	Current Assets ThCh$	Non Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non- Current Liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	201,194,118	1,194,415,123	1,395,609,241	147,471,992	219,826,811	367,298,803	1,061,070,988	(855,306,336)	205,764,652
Synapsis Soluc. y Serv. It Ltda.	Consolidated	28,912,134	16,922,968	45,835,102	17,358,762	3,154,269	20,513,031	74,219,655	(68,902,742)	5,316,913
Inmobiliaria Manso de Velasco Ltda.	Consolidated	29,801,117	35,598,877	65,399,994	3,722,228	1,924,456	5,646,684	9,871,348	(2,731,187)	7,140,161
Compañía Americana de Multiservicios de Chile Ltda.	Consolidated	80,290,795	26,207,497	106,498,292	45,563,544	8,592,112	54,155,656	136,535,810	(137,832,037)	(1,296,227)
Distrilima S.A.	Consolidated	54,918,692	363,706,049	418,624,741	61,140,186	213,746,029	274,886,215	285,214,506	(252,118,702)	33,095,804
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	54,913,605	363,706,049	418,619,654	61,137,905	213,746,029	274,883,934	285,214,506	(252,452,604)	32,761,902
Empresa Eléctrica de Cundinamarca S.A.	Consolidated	942,361,242	5,226,991,370	6,169,352,612	981,101,681	2,233,249,079	3,214,350,760	2,408,239,446	(1,636,139,092)	772,100,354
Endesa Eco S.A.	Separate	20,342,545	141,348,885	161,691,430	151,709,864	19,897,730	171,607,594	5,363,817	(13,478,980)	(8,115,163)
Empresa Eléctrica Pehuenche S.A.	Separate	66,918,651	250,679,247	317,597,898	93,120,578	41,741,967	134,862,545	199,025,325	(44,152,639)	154,872,686
Compañía Eléctrica San Isidro S.A.	Separate	53,986,693	85,953,344	139,940,037	34,584,533	16,770,373	51,354,906	119,444,441	(107,229,856)	12,214,585
Empresa Eléctrica Pangue S.A.	Separate	64,692,377	139,047,187	203,739,564	77,357,564	14,588,592	91,946,156	102,435,170	(27,600,506)	74,834,664
Compañía Eléctrica Tarapacá S.A.	Separate	18,895,799	79,166,484	98,062,283	4,768,430	6,362,133	11,130,563	59,026,738	(52,369,255)	6,657,483
Inversiones Endesa Norte S.A.	Separate	—	25,157,716	25,157,716	3,224,334	—	3,224,334	—	(166,553)	(166,553)
GasAtacama Holding	Separate	114,435,229	316,349,769	430,784,998	187,876,998	42,467,597	230,344,595	343,304,368	(319,083,247)	24,221,121
Sociedad Concesionaria Túnel el Melón S.A.	Separate	17,507,583	18,587,880	36,095,463	2,090,726	15,675,501	17,766,227	6,092,068	(1,160,459)	4,931,609
Endesa Argentina S.A.	Consolidated	118,381,851	236,958,705	355,340,556	143,599,544	122,228,745	265,828,289	293,388,675	(284,129,957)	9,258,718
Endesa Costanera S.A.	Separate	46,132,764	139,465,744	185,598,508	108,896,949	73,587,167	182,484,116	228,090,396	(238,967,631)	(10,877,235)
Hidroeléctrica El Chocón S.A.	Separate	59,552,103	91,442,295	150,994,398	35,636,058	48,641,578	84,277,636	65,298,279	(46,084,169)	19,214,110
Emgesa S.A. E.S.P.	Separate	256,813,794	1,228,326,578	1,485,140,372	130,634,275	424,071,893	554,706,168	500,829,922	(362,272,335)	138,557,587
Generandes Perú S.A.	Consolidated	54,343,007	785,935,394	840,278,401	71,313,577	358,335,279	429,648,856	212,448,615	(171,641,977)	40,806,638
Edegel S.A.A.	Separate	50,563,350	699,489,852	750,053,202	55,480,341	309,812,958	365,293,299	197,723,819	(162,768,423)	34,955,396
Chinango S.A.	Separate	3,874,902	103,736,922	107,611,824	16,093,363	61,224,726	77,318,089	15,511,080	(14,352,555)	1,158,525
Centrales Hidroeléctricas de Aysén S.A.	Separate	8,111,503	86,908,393	95,019,896	37,110,402	—	37,110,402	—	(5,994,071)	(5,994,071)
Endesa Brasil S.A.	Consolidated	893,078,804	2,406,346,709	3,299,425,513	577,155,133	1,141,081,701	1,718,236,834	1,711,404,371	(1,364,089,971)	347,314,400
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	87,928,488	182,920,900	270,849,388	25,278,405	49,516,510	74,794,915	134,940,094	(63,564,728)	71,375,366
Centrais Elétricas Cachoeira Dourada S.A.	Separate	91,279,739	142,472,021	233,751,760	11,003,768	9,298,289	20,302,057	88,299,914	(37,997,130)	50,302,784
Compañía de Interconexión Energética S.A.	Separate	127,070,301	351,003,039	478,073,340	144,249,724	212,036,044	356,285,768	91,427,196	(88,648,012)	2,779,184
Compañía Energética Do Ceará S.A.	Separate	191,087,737	792,573,748	983,661,485	168,439,779	307,791,206	476,230,985	640,026,534	(522,045,742)	117,980,792
Ampla Energia e Serviços S.A.	Separate	341,853,282	981,871,549	1,323,724,831	222,039,416	616,051,298	838,090,714	884,182,453	(785,368,668)	98,813,785
Ampla Investimentos e Serviços S.A.	Separate	844,002	105,045,877	105,889,879	66,456,246	—	66,456,246	18,119,070	(8,357,451)	9,761,619
Compañía Distribuidora y Comercializadora de Energía S.A.	Consolidated	333,863,028	882,909,627	1,216,772,655	235,651,234	393,163,308	628,814,542	684,122,654	(556,287,367)	127,835,287
Empresa Eléctrica de Cundinamarca S.A.	Separate	29,937,971	76,304,505	106,242,476	25,954,531	31,814,970	57,769,501	80,777,391	(76,030,326)	4,747,065
Empresa Distribuidora Sur S.A.	Separate	93,131,605	320,067,184	413,198,789	170,584,075	54,242,098	224,826,173	315,723,562	(298,830,258)	16,893,304

	12-31-2008
	Type of Financial Statements	Current Assets ThCh$	Non Current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-Current Liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	219,766,677	1,190,953,135	1,410,719,812	194,443,250	360,995,723	555,438,973	1,023,838,502	(797,808,537)	226,029,965
Synapsis Soluc. y Serv. It Ltda.	Consolidated	28,565,230	11,418,007	39,983,237	13,879,946	3,275,178	17,155,124	69,803,888	(62,890,097)	6,913,791
Inmobiliaria Manso de Velasco Ltda.	Consolidated	12,075,400	44,452,954	56,528,354	2,357,509	1,675,050	4,032,559	3,060,208	6,986,164	10,046,372
Compañía Americana de Multiservicios de Chile Ltda.	Consolidated	95,931,688	26,081,939	122,013,627	46,913,030	8,234,226	55,147,256	166,921,744	(167,096,034)	(174,290)
Distrilima S.A.	Separate	18,341	97,461,529	97,479,870	390,833	—	390,833	16,897,802	(533,615)	16,364,187
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	63,192,797	402,568,536	465,761,333	80,825,300	222,174,557	302,999,857	242,418,181	(214,314,803)	28,103,378
Empresa Nacional de Electricidad S.A	Consolidated	1,215,852,136	6,190,796,848	7,406,648,984	1,122,101,237	2,486,135,596	3,608,236,833	659,408,065	(493,623,403)	165,784,662
Endesa Eco S.A.	Consolidated	9,160,899	86,918,567	96,079,466	94,894,579	2,460,069	97,354,648	4,678,789	(5,576,689)	(897,900)
Empresa Eléctrica Pehuenche S.A.	Separate	98,565,080	262,333,664	360,898,744	71,944,490	78,543,839	150,488,329	306,489,664	(96,689,648)	209,800,016
Compañía Eléctrica San Isidro S.A.	Separate	39,398,828	98,193,340	137,592,168	33,582,047	25,707,596	59,289,643	182,348,450	(136,505,591)	45,842,859
Empresa Eléctrica Pangue S.A.	Separate	52,174,003	142,803,816	194,977,819	34,601,400	64,770,503	99,371,903	120,046,420	(65,396,606)	54,649,814
Compañía Eléctrica Tarapacá S.A.	Separate	14,856,797	88,151,582	103,008,379	13,395,940	9,336,786	22,732,726	56,011,301	(54,300,966)	1,710,335
Inversiones Endesa Norte S.A.	Separate	—	39,891,570	39,891,570	3,057,780	—	3,057,780	6,593,176	(310,198)	6,282,978
GasAtacama	Separate	140,024,772	397,241,564	537,266,336	83,824,330	229,153,904	312,978,234	553,663,581	(536,513,603)	17,149,978
Sociedad Concesionaria Túnel el Melón S.A.	Separate	11,703,571	23,846,107	35,549,678	203,148	20,287,451	20,490,599	6,007,859	(5,925,434)	82,425
Endesa Argentina S.A.	Separate	3,411,854	50,160,910	53,572,764	58,429	—	58,429	2,686,011	105,890	2,791,901
Endesa Costanera S.A.	Separate	69,796,986	186,194,725	255,991,711	135,670,744	102,513,617	238,184,361	239,937,200	(241,516,233)	(1,579,033)
Hidroelectrica El Chocón S.A.	Separate	38,632,868	134,523,941	173,156,809	34,756,759	61,851,777	96,608,536	44,140,714	(36,121,439)	8,019,275
Emgesa S.A. E.S.P.	Separate	223,262,957	1,436,478,635	1,659,741,592	282,665,428	342,424,533	625,089,961	401,257,389	(284,861,643)	116,395,746
Generandes Peru S.A.	Separate	686,919	237,901,179	238,588,098	20,674	—	20,674	13,518,242	(1,600,845)	11,917,397
Edegel S.A.A.	Separate	74,222,033	901,056,800	975,278,833	121,017,734	415,637,559	536,655,293	205,662,615	(174,891,194)	30,771,421
Centrales Hidroeléctricas de Aysén S.A.	Separate	8,981,534	61,671,245	70,652,779	6,584,072	165,087	6,749,159	—	(2,860,539)	(2,860,539)
Endesa Brasil S.A.	Consolidated	822,934,771	2,204,486,295	3,027,421,066	559,133,942	1,120,021,761	1,679,155,703	392,136,320	(353,470,071)	38,666,249
Central Generadora Termoeléctrica Fortaleza S.A.	Separate	62,426,834	202,073,534	264,500,368	20,214,706	94,500,696	114,715,402	109,682,993	(86,275,153)	23,407,840
Centrais Elétricas Cachoeira Dourada S.A.	Separate	97,290,181	134,806,467	232,096,648	36,286,849	7,625,416	43,912,265	147,104,674	(59,182,547)	87,922,127
Compañía de Interconexión Energética S.A.	Separate	80,095,988	334,603,458	414,699,446	60,389,920	255,723,786	316,113,706	65,628,148	(66,769,992)	(1,141,844)
Compañía Energética Do Ceará S.A.	Separate	179,895,855	577,865,504	757,761,359	212,637,965	240,923,747	453,561,712	577,259,700	(472,230,163)	105,029,537
Ampla Energia e Serviços S.A.	Separate	331,097,439	871,748,496	1,202,845,935	223,252,264	541,676,901	764,929,165	827,583,618	(739,210,462)	88,373,156
Ampla Investimentos e Serviços S.A.	Separate	9,854,356	113,241,652	123,096,008	69,990,430	—	69,990,430	21,695,451	(17,698,990)	3,996,461
Compañía Distribuidora y Comercializadora de Energía S.A.	Separate	365,926,908	1,004,916,959	1,370,843,867	220,066,134	496,986,662	717,052,796	608,301,437	(492,443,042)	115,858,395
Empresa Distribuidora Sur S.A.	Separate	118,705,660	402,342,199	521,047,859	(203,620,529)	(66,097,942)	(269,718,471)	325,288,368	(297,591,291)	27,697,077

The following Appendixes (1, 2 and 3) are part of the notes to the consolidated financial statements.

APPENDIX No. 1 ENERSIS GROUP COMPANIES (in alphabetical order)

This appendix is part of note 2.4 “Subsidiaries and jointly-controlled entities”.

	% Ownership Interest at 12/31/2009:		% Ownership Interest at 12/31/2009:
Company	Control	Economic	Control	Economic	Relation	Company Address	Activity
Agrícola e Inmobiliaria Pastos Verdes Ltda.	55.00%	55.00%	55.00%	55.00%	Subsidiary	Santiago de Chile (Chile)	Financial Investments
Aguas Santiago Poniente S.A.	78.88%	55.00%	78.88%	55.00%	Subsidiary	Santiago de Chile (Chile)	Sanitation Services
Aysén Transmisión S.A.	51.00%	30.59%	99.51%	30.59%	Joint Control	Santiago de Chile (Chile)	Develop Electric Transmission Systems
Ampla Energía E Serviços S.A.	91.93%	70.22%	91.93%	69.88%	Subsidiary	Río de Janeiro (Brazil)	Electric Energy Production, Transportation and Distribution
Ampla Investimentos e Serviços S.A.	91.93%	70.22%	91.93%	69.88%	Subsidiary	Río de Janeiro (Brazil)	Electric Energy Production, Transportation, Distribution and Commerce
Atacama Finance Co	50.00%	29.99%	50.00%	29.99%	Joint Control	Grand Cayman (Cayman Islands)	Portfolio Company
Cam Brasil Multiservicios Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Río de Janeiro (Brazil)	Purchase and Sale o Electric Products
Centrais Elétricas Cachoeira Dourada S.A.	99.61%	54.09%	99.61%	53.36%	Subsidiary	Goiania (Brasil)	Electric Energy Generation and Marketing
Central Eólica Canela S.A.	75.00%	44.99%	75.00%	44.99%	Subsidiary	Santiago de Chile (Chile)	Promotion and Development of Renewable Energy Projects
Central Geradora Termeléctrica Fortaleza S.A	100.00%	54.30%	100.00%	53.57%	Subsidiary	Ceará (Brasil)	Development of a Thermoelectric Project
Centrales Hidroeléctricas de Aysén S.A.	51.00%	30.59%	51.00%	30.59%	Joint Control	Santiago de Chile (Chile)	Development and Running of a Hydroelectric Project
Chilectra Inversud S.A.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Portfolio Company
Chilectra S.A.	99.09%	99.09%	99.09%	99.09%	Subsidiary	Santiago de Chile (Chile)	Participate in Companies of any Nature
Chinango S.A.C.	80.00%	29.97%	—	—	Subsidiary	Lima (Perú)	Electric Energy Generation, Marketing and Distribution
Compañía Americana de Multiservicios de Argentina Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Electric Network Meters, Postal, Energy Meter Calibration
Compañía Americana de Multiservicios de Chile Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Purchase and Sale o Electric Products
Compañía Americana de Multiservicios de Colombia Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Bogotá (Colombia)	Calibration and Measurement Technical Services
Compañía Americana de Multiservicios Del Perú Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Lima (Perú)	Purchase, Sale and Distribution o Electric Products
Compañía de Interconexión Energética S.A.	100.00%	54.30%	100.00%	53.57%	Subsidiary	Río de Janeiro (Brasil)	Electric Energy Production, Transportation and Distribution
Compañía de Transmisión del Mercosur S.A.	99.99%	54.30%	100.00%	53.56%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production, Transportation and Distribution
Compañía Distribuidora y Comercializadora de energía S.A.	21.82%	21.73%	21.82%	21.73%	Subsidiary	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Compañía Eléctrica San Isidro S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Compañía Eléctrica Tarapacá S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Compañía Energética Do Ceará S.A.	58.87%	35.25%	58.87%	34.90%	Subsidiary	Ceará (Brazil)	Complete Electric Energy Cycle
Compañía Peruana de Electricidad S.A.	51.00%	50.54%	51.00%	50.54%	Subsidiary	Lima (Peru)	Portfolio Company
Consorcio Ara- Ingendesa Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Project Engineering Consulting
Consorcio Ingendesa Minimetal Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Engineering Services
Construcciones y Proyectos Los Maitenes S.A.	55.00%	55.00%	55.00%	55.00%	Subsidiary	Santiago de Chile (Chile)	Construction and Facilities
Distribuidora Eléctrica de Cundinamarca S.A.	49.00%	10.65%	—	—	Joint Control	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Distrilec Inversora S.A.	51.49%	50.93%	51.49%	50.93%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Edegel S.A.A	83.60%	37.46%	54.20%	19.83%	Subsidiary	Lima (Peru)	Electric Energy Generation, Marketing and Distribution
Emgesa S.A. E.S.P.	26.87%	16.12%	26.87%	16.12%	Subsidiary	Bogotá (Colombia)	Electric Energy Generation.
Empresa de Distribución Eléctrica de Lima Norte S.A.A	75.68%	57.54%	60.00%	33.54%	Subsidiary	Lima (Peru)	Electric Energy Distribution and Marketing
Empresa de Energía de Cundinamarca S.A.	82.34%	8.77%	—	—	Joint Control	Bogotá (Colombia)	Electric Energy Distribution and Marketing
Empresa de Ingeniería Ingendesa S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Engineering Services
Empresa Distribuidora Sur S.A.	65.90%	65.39%	65.90%	65.39%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Distribution and Marketing
Empresa Eléctrica de Colina Ltda.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Complete Energy Cycle and Related Supplies
Empresa Eléctrica Pangue S.A.	94.99%	56.97%	94.99%	56.97%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Empresa Eléctrica Pehuenche S.A.	92.65%	55.57%	92.65%	55.57%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Empresa Nacional de Electricidad S.A	59.98%	59.98%	59.98%	59.98%	Subsidiary	Santiago de Chile (Chile)	Complete Electric Energy Cycle
Endesa Argentina S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Endesa Brasil S.A.	71.52%	54.30%	71.52%	53.57%	Subsidiary	Río de Janeiro (Brazil)	Portfolio Company

	% Ownership Interest at 12/31/2009:		% Ownership Interest at 12/31/2009:
Company	Control	Economic	Control	Economic	Relation	Company Address	Activity
Endesa Costanera S.A.	69.77%	41.85%	69.77%	41.84%	Subsidiary	Buenos Aires (Argentina)	Electricity Generation and Marketing
Endesa Eco S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Renewable Energy Projects
Endesa Inversiones Generales S.A.	100.00%	59.96%	100.00%	59.96%	Subsidiary	Santiago de Chile (Chile)	Portfolio Company
Energex Co.	50.00%	29.99%	50.00%	29.99%	Joint Control	Grand Cayman (Cayman Islands)	Portfolio Company
EN-Brasil Comercio e Servicos S.A.	99.99%	54.30%	—	—	Subsidiary	Río de Janeiro (Brazil)	Portfolio Company
Eólica Fanzenda Nova-Geracao e Comercializacao de Energía S.A.	99.95%	54.28%	—	—	Subsidiary	Río Grande do Norte (Brasil)	Promotion and Development of Renewable Energy Projects
GasAtacama S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Administration and Management of Companies
Gasoducto Atacama Argentina S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Gasoducto Atacama Chile S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Gasoducto Taltal Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Generandes Perú S.A.	61.00%	36.59%	61.00%	36.59%	Subsidiary	Lima (Peru)	Portfolio Company
Hidroeléctrica El Chocón S.A.	67.67%	39.21%	67.67%	39.21%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production and Marketing
Hidroinvest S.A.	96.09%	57.64%	96.09%	57.64%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Ingendesa do Brasil Ltda.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Río de Janeiro (Brazil)	Project Engineering Consulting
Inmobiliaria Manso de Velasco Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Construction and Works
Inversiones Codensa S.A.	99.70%	21.67%	99.70%	21.67%	Subsidiary	Bogotá (Colombia)	Investment in Domestic Public Energy Services Activities
Inversiones Distrilima S.A.	79.39%	57.54%	68.39%	55.90%	Subsidiary	Lima (Peru)	Portfolio Company
Inversiones Endesa Norte S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Investment in Energy Projects North of Chile
Inversiones GasAtacama Holding Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Transportation of Natural Gas
Inversora Codensa S.A.S.	100.00%	21.73%	100.00%	21.73%	Subsidiary	Bogotá (Colombia)	Investment in Domestic Public Energy Services Activities
Investluz S.A.	100.00%	61.10%	100.00%	59.51%	Subsidiary	Ceará (Brazil)	Portfolio Company
Luz Andes Ltda.	100.00%	99.09%	100.00%	99.09%	Subsidiary	Santiago de Chile (Chile)	Transport, Distribution and Sale of Energy and Fuel
Progas S.A.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Gas Distribution
Sistema Sec S.A.	49.00%	49.00%	49.00%	49.00%	Joint Control	Santiago de Chile (Chile)	Supply of Signaling, Electrification and Communication Systems
Sociedad Agrícola de Cameros Ltda.	57.50%	57.50%	57.50%	57.50%	Subsidiary	Santiago de Chile (Chile)	Financial Investments
Sociedad Concesionaria Túnel El Melón S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Santiago de Chile (Chile)	Execution, Construction and Operation of the El Melon Tunnel
Sociedad Consorcio Ingendesa-Ara Limitada	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Engineering Services
Sociedad Portuaria Central Cartagena S.A.	99.85%	16.37%	—	—	Subsidiary	Bogotá (Colombia)	Port Administration
Southern Cone Power Argentina S.A.	100.00%	59.98%	100.00%	59.98%	Subsidiary	Buenos Aires (Argentina)	Portfolio Company
Synapsis Argentina S.R.L.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Buenos Aires (Argentina)	Computer Services
Synapsis Brasil Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Río de Janeiro (Brazil)	Computer Services
Synapsis Colombia Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Bogotá (Colombia)	Computer Services
Synapsis Perú S.R.I.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Lima (Peru)	Computer and Communication Services and Products
Synapsis Soluciones y Servicios IT Ltda.	100.00%	100.00%	100.00%	100.00%	Subsidiary	Santiago de Chile (Chile)	Supply and Market Computer Services and Equipment
Transmisora Eléctrica de Quillota Ltda.	50.00%	29.99%	50.00%	29.99%	Joint Control	Santiago de Chile (Chile)	Electric Energy Transportation and Distribution
Transportadora de Energía S.A.	100.00%	54.30%	100.00%	53.57%	Subsidiary	Buenos Aires (Argentina)	Electric Energy Production, Transportation and Distribution

APPENDIX No.2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of note 2.4.1 “Changes in the scope of consolidation”.

	% Ownership Interest			% Ownership Interest
	at December 31, 2009			at December 31, 2008
Company	Control	Economic	Consolidation	Control	Economic	Consolidation

Distribuidora Eléctrica de Cundinamarca S.A.	48.99%	10.65%	Proportionate Consolidation
Sociedad Portuaria Central Cartagena S.A.	99.85%	16.37%	Consolidation

APPENDIX No. 3 ENERSIS GROUP ASSOCIATED COMPANIES:

This appendix is part of note 3. g) “Investments in associates accounted for using the equity method”.

Company (In alphabetical	% Ownership as of 12/31/2009	% Ownership as of 12/31/2008
order)	Economic	Economic	Company Address	Activity

Electrogas S.A.	25.49%	25.49%	Santiago de Chile (Chile)	Portfolio Company
Endesa CEMSA S.A.	26.99%	26.99%	Buenos Aires (Argentina)	Electric Energy Wholesaler
Endesa Market Place S.A.	15.00%	15.00%	Madrid (Spain)	B2B (New Technologies)
GNL Chile.S.A.	33.33%	33.33%	Santiago de Chile (Chile)	Promote liguified gas supply project
GNL Quintero S.A.	20.00%	20.00%	Santiago de Chile (Chile)	Development, Design, Supply of a Liquid Natural Gas Regasifying Terminal
Inversiones Electrogas S.A.	42.50%	42.50%	Santiago de Chile (Chile)	Portfolio Company
Konecta Chile S.A.	26.20%	26.20%	Santiago de Chile (Chile)	Services
Sacme S.A.	32.69%	32.69%	Buenos Aires (Argentina)	Electric System Supervision and Control

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

ENERSIS S.A.

Separate Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos — ThCh$)

	12-31-2009	12-31-2008	01-01-2008
ASSETS	ThCh$	ThCh$	ThCh$

CURRENT ASSETS	55,905,791	230,231,870	296,051,527
Current Operating Assets	53,149,085	230,231,870	296,051,527
Cash and cash equivalents	27,325,320	116,525,220	60,202,997
Trade accounts receivable and other receivables, net	1,254,303	989,775	2,886,795
Accounts receivables from related companies	14,127,085	95,088,733	220,440,542
Prepayments	35,438	391,781	296,925
Current tax receivable	10,324,894	17,166,343	12,107,745
Other assets	82,045	70,018	116,523
Non- current assets and disposal groups held for sale	2,756,706	—	—

NON-CURRENT ASSETS	2,803,259,406	2,834,794,777	2,860,657,152
Available-for-sale financial assets	—	11,529,892	11,529,892
Other financial assets	24,548,711	3,980	25,295,681
Accounts receivable from related companies	170,085,874	320,464,688	327,695,685
Investments in subsidiaries and associates companies	2,563,247,088	2,484,454,458	2,441,774,986
Intangible assets, net	1,381,864	1,454,386	1,419,967
Property, plant and equipment, net	7,350,117	7,987,120	9,132,733
Deferred tax assets	36,645,752	8,610,269	42,862,855
Hedging instrument	—	—	388,577
Prepayments	—	289,984	556,776

TOTAL ASSETS	2,859,165,197	3,065,026,647	3,156,708,679

ENERSIS S.A.

Separate Statements of Financial Position

As of December 31, 2009, December 31, 2008, and January 1, 2008

(In thousands of Chilean pesos — ThCh$)

	12-31-2009	12-31-2008	01-01-2008
LIABILITIES AND EQUITY	ThCh$	ThCh$	ThCh$

CURRENT LIABILITIES	158,051,009	288,715,065	217,288,817
Current Operating Liabilities	158,051,009	288,715,065	217,288,817
Interest-bearing loans	8,823,678	139,764,083	8,743,521
Trade accounts payable and other payables	48,193,308	48,051,125	15,873,472
Accounts payable to related companies	85,896,724	85,564,630	185,180,920
Provisions	10,801,883	7,029,486	4,939,255
Current tax payable	1,651,039	6,260,105	327,508
Other liabilities	39,938	59,384	48,867
Post-employment benefit obligations	107,310	109,978	101,331
Hedging instruments	2,537,129	1,876,274	2,073,943

NON-CURRENT LIABILITIES	548,358,589	535,318,047	719,395,672
Interest-bearing loans	345,186,577	425,991,484	514,607,688
Provisions	—	14,476,636	—
Deferred tax liabilities	2,282,936	1,176,283	2,424,565
Post-employment benefit obligations	4,765,781	3,538,933	3,382,110
Hedging instruments	196,123,295	90,134,711	198,981,309

EQUITY	2,152,755,599	2,240,993,535	2,220,024,190
Equity attributable to shareholders of the company	2,152,755,599	2,240,993,535	2,220,024,190
Issued share capital	2,983,642,483	2,983,642,483	2,752,775,107
Reserves	(1,313,741,721)	(1,202,405,090)	(723,745,036)
Retained earnings	482,854,837	459,756,142	190,994,119

TOTAL LIABILITIES AND EQUITY	2,859,165,197	3,065,026,647	3,156,708,679

ENERSIS S.A.

Separate Statements of Comprehensive Income

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

	January - December
	2009	2008
STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$
Dividends from a subsidiaries and associates	204,489,046	238,122,146
Other operating income, total	14,987,498	12,857,747
Total Revenues	219,476,544	250,979,893

ContrinutionContribution Margin	219,476,544	250,979,893

Employee expenses	(14,061,411)	(11,476,027)
Depreciation and amortization	(1,118,649)	(1,399,630)
Other miscellaneous operating expenses	(12,595,192)	(17,086,178)
Operating Income	191,701,292	221,018,058

Gain (loss) on derecognition of available-for-sale financial assets	15,997,454	—
Financial expenses	(25,661,743)	(16,366,238)
Foreign currency exchange differences, net	(55,209,234)	70,497,207
Gain (loss) for indexed assets and liabilities	12,192,704	(43,900,465)
Net Income Before Tax	139,020,473	231,248,562
Income tax	(33,886,710)	18,035,962
Net Income After Tax from Continuing Operations	172,907,183	213,212,600
Profit (loss) from discontinued operations, net of tax	—	—
Net Income	172,907,183	213,212,600

Statement of Other Comprehensive Income
Net Income	172,907,183	213,212,600
Other Comprehensive Income
Cash Flow hedge	(39,016,540)	56,709,797
Actuarial gain (loss) on defined benefit pension plans	(974,288)	(545,974)
Income tax effect related to the components of other comprehensive income (loss)	6,776,034	(9,547,849)
Total Other Comprehensive Income	(33,214,794)	46,615,974
Total Comprehensive Income	139,692,389	259,828,574

ENERSIS S. A.

Separate Statements of Changes in Equity

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

	Changes in Issued Capital Common Shares		Changes in reserves				Changes in
			Proposed				Equity	Changes in
		Share	Dividend			Changes in	Attributable to	Minority	Changes in Equity,
Statement of Changes in Equity, Net	Share Capital	Premium	Reserves	Hedging Reserves	Other Reserves	Retained Earnings	Parent	Interest	Total
Opening Balance at 01/01/2008	2,594,015,459	158,759,648	(37,842,392)	(44,390,168)	(641,512,476)	190,994,119	2,220,024,190	—	2,220,024,190
Prior Period Adjustments
Prior Period Errors Affecting Equity	—	—	—	—	—	—	—	—	—
Changes in Accounting Policy Affecting Equity	—	—	—	—	—	—	—	—	—
Prior Period Adjustments	—	—	—	—	—	—	—	—	—
Restated Opening Balance	2,594,015,459	158,759,648	(37,842,392)	(44,390,168)	(641,512,476)	190,994,119	2,220,024,190	—	2,220,024,190
Changes
Comprehensive Income	—	—	—	47,069,132	—	212,759,442	259,828,574	—	259,828,574
Declared Cash Dividends	—	—	(119,138,817)	—	—	(123,841,774)	(242,980,591)	—	(242,980,591)
Other Increase (Decrease) in Net Equity	230,867,376	—	37,842,392	—	(444,432,761)	179,844,355	4,121,362	—	4,121,362
Changes in Equity	230,867,376	—	(81,296,425)	47,069,132	(444,432,761)	268,762,023	20,969,345	—	20,969,345
Endings Balance at 12/31/2008	2.824.882.835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	—	2,240,993,535

	Changes in Issued Capital Common Shares		Changes in reserves				Changes in
			Proposed			Changes in	Equity	Changes in
			Dividend	Hedging		Retained	Attributable to	Minority	Changes in
Statement of Changes in Equity, Net	Share Capital	Share Premium	Reserves	Reserves	Other Reserves	Earnings	Parent	Interest	Equity, Total
Opening Balance at 01/01/2009	2,824,882,835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	—	2,240,993,535
Prior Period Adjustments
Prior Period Errors Affecting Equity	—	—	—	—	—	—	—	—	—
Changes in Accounting Policy Affecting Equity	—	—	—	—	—	—	—	—	—
Prior Period Adjustments	—	—	—	—	—	—	—	—	—
Restated Opening Balance	2,824,882,835	158,759,648	(119,138,817)	2,678,964	(1,085,945,237)	459,756,142	2,240,993,535	—	2,240,993,535
Changes
Comprehensive Income	—	—	—	(32,406,135)	—	172,098,524	139,692,389	—	139,692,389
Declared Cash Dividends	—	—	(198,069,313)	—	—	(29,861,012)	(227,930,325)	—	(227,930,325)
Transfers to(from) Retained Earnings	—	—	119,138,817	—	—	(119,138,817)	—	—	—
Changes in Equity	—	—	(78,930,496)	(32,406,135)	—	23,098,695	(88,237,936)	—	(88,237,936)
Endings Balance at 12/31/2009	2,824,882,835	158,759,648	(198,069,313)	(29,727,171)	(1,085,945,237)	482,854,837	2,152,755,599	—	2,152,755,599

ENERSIS S.A.

Separate Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

Net Cash Flows provided by (used in) Operating Activities, Indirect	2009	2008
Method	ThCh$	ThCh$
Cash Flows Provided by (used in) Operations, Indirect Method Operating Cash Flows Before Changes in Working Capital Reconciliation of Net Income to Operating Income
Net Income	172,907,183	213,212,600

Adjustments to Reconcile to net Operating Income	(224,906,717)	(159,819,481)
Financial expenses	29,395,819	99,214,372
Financial income	(15,926,780)	(38,947,669)
Dividend income	(204,489,046)	(238,122,146)
Income tax	(33,886,710)	18,035,962

Operating Income	(51,999,534)	53,393,119

Non- Monetary Adjustments	40.,330.,429	(69,051,006)
Depreciation	904,318	908,474
Amortization of intangible assets	214,331	491,156
Loss (gain) on sales of non-current assets not held for sale	(15,997,454)	—
Other non-monetary adjustments	55,209,234	(70,450,636)

Total Operating Cash Flows Before Changes in Working Capital	(11,669,105)	(15,657,887)

Increase (Decrease) in Working Capital :	(49,796,388)	(794,836)
Trade accounts receivable and other payables	(1,420,929)	(876,823)
Other assets	(6,681,990)	11,196,632
Trade accounts payable and other payables	(32,444,127)	(11,687,332)
Other liabilities	(9,249,342)	572,687

Net cash flows provided by (used in) other operating activities	(61,465,493)	(16,452,723)

Net cash flows provided by (used in) other operating activities	(15,213,356)	18,161,775
Proceeds from refunded income tax	629,778	7,470,971
Other inflows (outflows) from other operating activities	(15,843,134)	10,690,804

Net Cash Flows provided by (used in) operating activities	(76,678,849)	1,709,052

ENERSIS S.A.

Separate Statements of Cash Flows

For the years ended December 31, 2009 and 2008

(In thousands of Chilean pesos — ThCh$)

Continued

Net Cash Flows provided by (used in) Investing and Financing Activities, Indirect MethodNet Cash	2009	2008
Flows provided by (used in) Operating Activities, IndirectMethod	ThCh$	ThCh$

Net Cash Flows provided by (used in) Investing Activities	290,880,010	421,531,391
Proceeds from sales of other financial assets	27,081,403	—
Other cash flows provided by (used in) investing activities	89,147,305	233,136,374
Proceeds from dividends received classified for investing purposes	289,576,311	188,653,571
Purchases of property, plant and equipment	(499,384)	(258,554)
Investments in subsidiaries	(81,549,336)	—
Loans to related companies	(4,074,609)	—
Other investment disbursements	(28,801,680)	—

Net Cash Flows provided by (used in) Financing Activities	(303,401,061)	(366,918,220)
Loans obtained	36,500,000	33,500,000
Proceeds from loans from related companies	9,363,881	—
Payments of loans	(148,935,949)	(107,794,043)
Payments of loans to related companies	(7,895,140)	(145,673,288)
Dividends paid to minority interests	(89,894,294)	(63,603,889)
Dividend paid to shareholders of the Company	(102,539,559)	(83,347,000)

Net Increase (Decrease) in Cash and Cash Equivalents	(89,199,900)	56,322,223
Beginning balance of cash and cash equivalents, statement of cash flows	116,525,220	60,202,997
Ending balance of Cash and Cash Equivalents, statement of cash flows	27,325,320	116,525,220

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