Form 20-F
period 2011-12-31
ENERSIS S.A.
filed 2012-04-05
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 23 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

“Enersis’ Simplified Organizational Structure” (1)

As of December 31, 2011

(1) Only principal operating subsidiaries are presented here. The percentages listed for each of our subsidiaries represents Enersis’ economic interest in such subsidiary.

GLOSSARY

Acciona	Acciona, S.A.	Spanish construction holding company. Together with Enel, Acciona held a controlling interest in Endesa Spain until June 25, 2009.

AFP	Administradora de Fondos de Pensiones	A legal entity that manages a Chilean pension fund.

Ampla	Ampla Energia e Serviços S.A.	Brazilian distribution company operating in Rio de Janeiro, owned by Endesa Brasil, a subsidiary of Enersis.

ANEEL	Agéncia Nacional de Energia Elétrica	Brazilian governmental agency for electric energy.

Betania	Central Hidroeléctrica de Betania S.A. E.S.P.	A former Endesa Chile’s Colombian subsidiary which merged with Emgesa, another Endesa Chile subsidiary, in 2007.

Cachoeira Dourada	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian generation company owned by Endesa Brasil, a subsidiary of Enersis.

CAM	Compañía Americana de Multiservicios Ltda.	A former Enersis’ subsidiary engaged in the electrical parts procurement business.

CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.

Argentine autonomous entity in charge of the operation of the Mercado Eléctrico Mayorista (Wholesale Electricity Market), or MEM. CAMMESA’s stockholders are generation, transmission and distribution companies, large users and the Secretariat of Energy.

CDEC	Centro de Despacho Económico de Carga	Autonomous entity in two Chilean electric systems in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

Celta	Compañía Eléctrica Tarapacá S.A.	Endesa Chile’s subsidiary that operates in the SING with thermal plants.

Cemsa	Endesa Cemsa S.A.	Energy trading company with operations in Argentina, a subsidiary of Endesa Chile.

Chilectra	Chilectra S.A.	Chilean electricity distribution company operating in the Santiago metropolitan area, a subsidiary of Enersis.

CIEN	Companhia de Interconexão Energética S.A.	Brazilian transmission company, wholly-owned by Endesa Brasil, a subsidiary of Enersis.

CNE	Comisión Nacional de Energía	Chilean National Energy Commission, governmental entity with responsibilities under the Chilean regulatory framework.

Codensa	Codensa S.A. E.S.P.	Colombian distribution company that operates mainly in Bogotá, and is a subsidiary of Enersis.

Coelce	Companhia Energética do Ceará S.A.	Brazilian distribution company operating in the state of Ceará. Coelce is controlled by Endesa Brasil, a subsidiary of Enersis.

COES	Comité de Operación Económica del Sistema	Peruvian entity in charge of coordinating the efficient operation and dispatch of generation units to satisfy demand.

CREG	Comisión de Regulación de Energía y Gas	Colombian Commission for the Regulation of Energy and Gas.

CTM	Compañía de Transmisión del Mercosur S.A.	Endesa Brasil’s subsidiary transmission company with operations in Argentina.

DECSA	Distribuidora Eléctrica de Cundinamarca S.A.	Colombian distribution company, subsidiary of Codensa.

Edegel	Edegel S.A.A.	Peruvian generation company, subsidiary of Endesa Chile.

Edelnor	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian distribution company with a concession area in the northern part of Lima, and a subsidiary of Enersis.

Edesur	Empresa Distribuidora Sur S.A.	Argentine distribution company with concession area in the south of the Buenos Aires greater metropolitan area, and a subsidiary of Enersis.

EEB	Empresa de Energía de Bogotá S.A.

Colombian stated-owned financial and energy holding company, with investments in the electricity generation, transmission, trading and distribution sectors; and in the natural gas transmission, distribution and trading sectors.

EEC	Empresa de Energía de Cundinamarca S.A.	Colombian electricity distribution company, subsidiary of DECSA.

El Chocón	Hidroeléctrica El Chocón S.A.	Endesa Chile’s Argentine generation subsidiary with two hydroelectric plants, El Chocón and Arroyito, both located in the Limay River, Argentina.

Elesur	Elesur S.A.	A former Chilean subsidiary of Enersis that absorbed Chilectra, and later changed its name to Chilectra.

Emgesa	Emgesa S.A. E.S.P.	Colombian generation company controlled by Endesa Chile.

Endesa Brasil	Endesa Brasil S.A.	Brazilian holding company, a subsidiary of Enersis.

Endesa Chile	Empresa Nacional de Electricidad S.A.	Our generation subsidiary with consolidated operations in four countries in South America.

Endesa Costanera	Endesa Costanera S.A.	Argentine generation company controlled by Endesa Chile.

Endesa Eco	Endesa Eco S.A.	Chilean electricity company, owner of Central Eólica Canela S.A. and Ojos de Agua mini hydro plant. Endesa Eco is an Endesa Chile subsidiary.

Endesa Fortaleza	Central Geradora Termelétrica Fortaleza S.A.	Operates a combined cycle generating plant, located in the state of Ceará. Endesa Fortaleza is wholly-owned by our subsidiary Endesa Brasil.

Endesa Latinoamérica	Endesa Latinoamérica, S.A.U.	A subsidiary of Endesa Spain and our direct controller, formerly known as Endesa Internacional, S.A.U.

Endesa Spain	Endesa, S.A.	A Spanish electricity generation and distribution company with a 60.6% beneficial interest in Enersis.

Enel	Enel S.p.A.	Italian power company, with a 92.1% controlling ownership of Endesa Spain.

Enersis	Enersis S.A.

Our company, a publicly held limited liability stock company incorporated under the laws of the Republic of Chile, with subsidiaries engaged primarily in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru. Registrant of this Report.

ENRE	Ente Nacional Regulador de la Electricidad	Argentine national regulatory authority for the energy sector.

ESM	Extraordinary Shareholders Meeting	Extraordinary Shareholders Meeting

Etevensa	Empresa de Generación Termoeléctrica Ventanilla S.A.	Peruvian generation company that merged with Edegel in 2006.

FONINVEMEM	Fondo para Inversiones Necesarias que permitan Incrementar la Oferta de Energía Eléctrica en el Mercado Eléctrico Mayorista	Argentine fund created to increase electricity supply in the MEM.

GasAtacama	GasAtacama S.A.	Company involved in gas transportation and electricity generation in northern Chile that is 50% owned by Endesa Chile.

Gener	AES Gener S.A.	Chilean generation company that competes with the Company in Chile, Argentina and Colombia.

GNLQ	GNL Quintero S.A.	Company created to develop, build, finance, own and operate a LNG regasification facility at Quintero Bay (Chile) in which LNG is unloaded, stored and regasified.

IDR	Issuer Default Rating	Reflects the relative vulnerability of an entity to default on its financial obligations.

IFRS	International Financial Reporting Standards	Accounting standards adopted by the Company on January 1, 2009.

IMV	Inmobiliaria Manso de Velasco Ltda.	Enersis’ wholly-owned subsidiary engaged in the real estate business.

LNG	Liquefied Natural Gas.	Liquefied natural gas.

MEM	Mercado Eléctrico Mayorista	Wholesale Electricity Market in Argentina.

MME	Ministério de Minas e Energia	Brazilian Ministry of Mines and Energy.

NCRE	Non Conventional Renewable Energy	Energy sources which are continuously replenished by natural processes, such as wind, biomass, mini-hydro, geothermal, wave or tidal energy.

NIS	Sistema Interconectado Nacional	National interconnected electric system. There are such systems in Chile, Argentina, Brazil and Colombia.

ONS	Operador Nacional do Sistema Elétrico	Electric System National Operator. Brazilian non-profit private entity responsible for the planning and coordination of operations in interconnected systems.

Osinergmin	Organismo Supervisor de la Inversión en Energía y Minería	Energy and Mining Investment Supervisor Authority, the Peruvian regulatory electricity authority.

OSM	Ordinary Shareholders Meeting	Ordinary Shareholders Meeting

Pangue	Empresa Eléctrica Pangue S.A.	Chilean electricity company, owner of the Pangue power station. Pangue is an Endesa Chile subsidiary.

Pehuenche	Empresa Eléctrica Pehuenche S.A.	Chilean electricity company, owner of three power stations in the Maule River basin. Pehuenche is an Endesa Chile subsidiary.

San Isidro	Compañía Eléctrica San Isidro S.A.	Chilean electricity company, owner of a thermal power station. San Isidro is wholly-owned by Endesa Chile.

SEF	Superintendencia de Electricidad y Combustible	Chilean Superintendency of Electricity and Fuels, a Governmental entity in charge of supervising the Chilean electricity industry.

SEIN	Sistema Eléctrico Interconectado Nacional	Peruvian interconnected electric system.

SIC	Sistema Interconectado Central	Chilean central interconnected electric system covering all of Chile except the north and the extreme south.

SING	Sistema Interconectado del Norte Grande	Electric interconnected system operating in northern Chile.

SVS	Superintendencia de Valores y Seguros	Chilean authority in charge of supervising public companies, securities and the insurance business.

TESA	Transportadora del Energía de Mercosur S.A.	Endesa Brasil’s transmission company subsidiary with operations in Argentina.

UF	Unidad de Fomento	Chilean inflation-indexed, peso-denominated monetary unit.

UTA	Unidad Tributaria Anual	Chilean annual tax unit. One UTA equals 12 UTM.

UTM	Unidad Tributaria Mensual	Chilean inflation-indexed monthly tax unit used to define fines, among other purposes.

VAD	Valor Agregado de Distribución	Value added from distribution of electricity.

VNR	Valor Nuevo de Reemplazo	The net replacement value of electricity assets.

INTRODUCTION

As used in this Report on Form 20-F, first person personal pronouns such as “we,” “us” or “our” refer to Enersis S.A.  (Enersis or the Company) and our consolidated subsidiaries unless the context indicates otherwise.  Unless otherwise noted, our interest in our principal subsidiaries, jointly —controlled entities and associates is expressed in terms of our economic interest as of December 31, 2011.

We are a Chilean company engaged through our subsidiaries and jointly-controlled entities in the electricity generation, transmission and distribution businesses in Chile, Argentina, Brazil, Colombia and Peru.  As of the date of this Report, we own 60.0% of Empresa Nacional de Electricidad S.A. (Endesa Chile, a Chilean electricity generation company) and 99.1% of Chilectra S.A. (Chilectra, a Chilean electricity distribution company).  As of the same date, Endesa, S.A. (Endesa Spain), a Spanish electricity generation and distribution company, owns 60.6% of Enersis.  Enel S.p.A. (Enel), an Italian generation and distribution company, owns 92.1% of Endesa Spain through a wholly-owned subsidiary.

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

The Unidad de Fomento is a Chilean inflation-indexed, peso-denominated monetary unit.  The UF rate is set daily in advance based on changes in the previous month’s inflation rate.  As of December 31, 2011, UF 1 was equivalent to Ch$ 22,294.03.  The dollar equivalent of UF 1 was $ 42.94 as of December 31, 2011, using the Observed Exchange Rate reported by the Banco Central de Chile (the “Chilean Central Bank,” or the “Central Bank”) as of December 31, 2011 of Ch$ 519.20 per $ 1.00.  As of March 31, 2012, UF 1 was equivalent to Ch$ 22,533.51.  The dollar equivalent of UF 1 was $ 46.01 at March 31, 2012, using the observed Exchange Rate reported by the Central Bank as of such date of Ch$ 489.76 per $ 1.00.

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

Jointly-controlled entities, which are those that do not have a controlling shareholder but are governed by a joint management agreement, are consolidated by the proportional consolidation method.  Enersis recognizes, line by line, its share of the assets, liabilities, income, expenses and cash flow of such entities, subject to accounting eliminations.

Investments in associates in which the Company has significant influence, are recorded in our Consolidated Financial Statements under the equity method.

For detailed information regarding subsidiaries, jointly-controlled entities and associates, see Appendix No. 1 and No. 3 to the Consolidated Financial Statements.

For the convenience of the reader, this Report contains translations of certain peso amounts into dollars at specified rates. Unless otherwise indicated, the dollar equivalent for information in pesos is based on the Observed Exchange Rate as of December 31, 2011, as defined in “Item 3. Key Information — A. Selected Financial Data — Exchange Rates” The Federal Reserve Bank of New York does not report a noon buying rate for pesos. No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, as the case may be, at such rate or at any other rate (See “Item 3. Key Information — A. Selected Financial Data — Exchange Rates”).

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

Item 2.   Offer Statistics and Expected Timetable

Not applicable.

Item 3.   Key Information

A.            Selected Financial Data

The following summary of consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements, included in this Report.  Our audited Consolidated Financial Statements as of and for the years ended December 31, 2011, 2010 and 2009 are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the IASB.  The financial data as of and for each of the four years ended December 31, 2011 in the table below are presented in pesos.

Amounts are expressed in millions except for ratios, operating data, shares and ADS (American Depositary Shares) data.  For the convenience of the reader, all data presented in dollars in the following summary, as of and for the year ended December 31, 2011, are translated at the Observed Exchange Rate for that date of Ch$ 519.20 per $ 1.00.  No representation is made that the peso or dollar amounts shown in this Report could have been or could be converted into dollars or pesos, at such rate or at any other rate.  For more information concerning historical exchange rates, see “Exchange Rates” below.

The following tables set forth the selected consolidated financial data of Enersis in accordance with IFRS for the periods indicated and the operating data of subsidiaries:

	As of and for the year ended December 31,
	2008	2009	2010	2011	2011 (1)
	Ch$ Million				Million of $
Consolidated Income Statement Data
Revenues	6,579,945	6,472,056	6,563,581	6,534,880	12,586
Operating Expense (2)	(4,716,294)	(4,544,611)	(4,859,280)	(4,968,569)	(9,570)

Operating Income	1,863,651	1,927,445	1,704,301	1,566,311	3,016
Financial Income (Expense), Net	(419,366)	(309,256)	(270,605)	(236,585)	(456)
Total gain (loss) on sale of non-current assets not held for sale	2,503	50,502	11,711	(5,853)	(11)
Other non-operating income	3,297	2,374	1,288	9,504	18

Net Income Before Tax	1,450,085	1,671,065	1,446,695	1,333,377	2,567
Income tax	(415,903)	(359,737)	(346,007)	(460,837)	(888)

Net Income	1,034,182	1,311,328	1,100,688	872,540	1,679
Net income attributable to: Owners of parent	507,590	660,231	486,227	375,471	723
Net income attributable to: Non-controlling interests	526,592	651,097	614,461	497,069	957

Net Income (loss) from continuing operations per Share (Ch$ / $)	15.55	20.22	14.89	11.50	0.0222
Net Income (loss) from continuing operations per ADS (Ch$ / $)	777.29	1,011.04	744.58	574.97	1.1074
Net income (loss) per Share (Ch$/$ per share)	15.55	20.22	14.89	11.50	0.0222
Net income (loss) per ADS (Ch$/$ per ADS)	777.29	1,011.04	744.58	574.97	1.1074
Cash Dividends per Share (Ch$/$ per share)	4.95	7.02	4.64	7.45	0.0143
Cash Dividends per ADS (Ch$/$ per ADS)	247.50	351.00	232.00	372.50	0.7174
Capital Stock	2,824,883	2,824,883	2,824,883	2,824,883	5,441
Number of shares of common stock (thousands)	32,651,166	32,651,166	32,651,166	32,651,166	32,651,166
Number of ADS (thousands)	71,267	81,303	82,320	82,456	82,456

Consolidated Balance Sheet Data
Total Assets	13,781,176	13,210,140	13,005,845	13,733,871	26,452
Non-Current Liabilities	5,049,265	4,637,749	4,084,540	4,377,183	8,431
Equity Attributable to Owners of parent	3,091,315	3,518,480	3,735,545	3,895,729	7,503
Equity Attributable to Non-controlling interests	2,937,816	2,858,524	2,778,483	3,000,425	5,779
Capital Stock (3)	2,983,642	2,983,642	2,983,642	2,983,642	5,747

Other Consolidated Financial Data
Capital Expenditures (Capex)(4)	781,542	736,474	701,341	686,006	1,321
Depreciation, amortization and impairment losses	438,064	539,655	557,391	561,057	1,081

(1)              Solely for the convenience of the reader, peso amounts have been translated into dollars at the exchange rate of Ch$ 519.20 per dollar, the Observed Exchange Rate as of December 31, 2011.

(2)     Operating Expense include Selling and Administration Expense.

(3)              Includes share premium.

(4)              Capex figures represent actual payments for each year.  These figures do not coincide with those presented in “Item 4A.— Investments, Capital Expenditures and Divestitures,” where accrued investments for each year are presented.

	As of and for the year ended December 31,
	2007	2008	2009	2010	2011
OPERATING DATA OF SUBSIDIARIES

Chilectra (Chile)
Electricity Sold (GWh)	12,923	12,535	12,585	13,098	13,697
Number of Customers (thousands)	1,483	1,534	1,579	1,610	1,638
Total Energy Losses (%)(1)	5.9%	5.9%	6.1%	5.8%	5.5%

Edesur (Argentina)
Electricity Sold (GWh)	15,833	16,160	16,026	16,759	17,233
Number of Customers (thousands)	2,228	2,262	2,305	2,353	2,389
Total Energy Losses (%)(1)	10.7%	10.6%	10.5%	10.5%	10.5%

Ampla (Brazil)
Electricity Sold (GWh)	8,985	9,119	9,394	9,927	10,223
Number of Customers (thousands)	2,379	2,466	2,522	2,571	2,643
Total Energy Losses (%)(1)	21.4%	20.2%	21.2%	20.5%	19.7%

Coelce (Brazil)
Electricity Sold (GWh)	7,227	7,571	7,860	8,850	8,970
Number of Customers (thousands)	2,689	2,842	2,965	3,095	3,224
Total Energy Losses (%)(1)	12.5%	11.7%	11.6%	12.1%	11.9%

Codensa (Colombia)(2)
Electricity Sold (GWh)	11,441	11,822	11,837	12,141	12,552
Number of Customers (thousands)	2,209	2,285	2,361	2,429	2,495
Total Energy Losses (%)(1)	8.7%	8.1%	8.2%	8.2%	7.8%

EEC (Colombia) (3)
Electricity Sold (GWh)	n.a.	n.a.	277	373	305
Number of Customers (thousands)	n.a.	n.a.	115	117	121
Total Energy Losses (%)(1)	n.a.	n.a.	15.2%	17.7%	20.2%

Edelnor (Peru)
Electricity Sold (GWh)	5,201	5,599	5,716	6,126	6,572
Number of Customers (thousands)	986	1,028	1,061	1,098	1,144
Total Energy Losses (%)(1)	8.1%	8.2%	8.1%	8.3%	8.2%

Endesa Chile
Installed capacity in Chile (MW)	4,779	5,283	5,650	5,611	5,611
Installed capacity in Argentina (MW)	3,644	3,652	3,652	3,652	3,652
Installed capacity in Colombia (MW)	2,829	2,895	2,895	2,914	2,914
Installed capacity in Peru (MW)	1,468	1,467	1,667	1,668	1,668
Production in Chile (GWh)(4)	18,773	21,267	22,239	20,914	20,722
Production in Argentina (GWh)(4)	12,117	10,480	11,955	10,940	10,801
Production in Colombia (GWh)(4)	11,942	12,905	12,674	11,283	12,090
Production in Peru (GWh)(4)	7,654	8,102	8,163	8,466	9,153

Endesa Brasil
Installed capacity in Brazil (MW)	987	987	987	987	987
Production in Brazil (GWh)(4)	3,954	3,379	3,319	5,095	4,155

(1)              Energy losses are calculated as the difference between total energy purchased (GWh of physical demand, including own generation) and the energy sold (GWh), within a given period.  Losses are expressed as a percentage of total energy purchased.  Losses in distribution arise from illegally tapped energy as well as technical failures.

(2)               In February 2009, Codensa, our Colombian distribution subsidiary, acquired approximately 49% of DECSA.  On March 13, 2009, DECSA acquired 82.3% of EEC.  Beginning in 2010, we started separately presenting the information concerning EEC, a jointly-controlled company of Codensa.

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

Unless otherwise indicated in this Report, amounts translated to dollars have been calculated based on the exchange rates prevailing as of December 31, 2011.

The following table sets forth, for the periods and dates indicated, certain information concerning the Observed Exchange Rate reported by the Central Bank.

	Observed Exchange Rate (Ch$ per $)
Year	Low	High	Average(1)	Period- end
2007	493.14	548.67	521.06	496.89
2008	431.22	676.75	530.48	636.45
2009	491.09	643.87	554.22	507.10
2010	468.01	549.17	510.38	468.01
2011	455.91	533.74	483.45	519.20

	Monthly Observed Exchange Rate(1) (Ch$ per $)
Last six months	Low	High	Average (1)	Period- end
2011
October	490.29	533.74	—	490.29
November	494.08	526.83	—	517.37
December	508.67	522.62	—	519.20
2012
January	485.35	518.20	—	488.75
February	475.29	487.73	—	476.27
March	480.62	491.57	—	487.44

Source: Chilean Central Bank.

(1)          The average of the exchange rates on the last day of each month during the yearly period.  This is not applicable to monthly data.

Calculation of the appreciation or devaluation of the Chilean peso against the U.S. dollar in any given period is made by determining the percent change between the reciprocals of the Chilean peso equivalent of $1.00 at the end of the preceding period and the end of the period for which the calculation is being made.  For example, to calculate the devaluation of the year-end Chilean peso in 2011, one determines the percent change between the reciprocal of Ch$ 468.01 (the value of one dollar as of December 31, 2010) and the reciprocal of Ch$ 519.20 (the value of one dollar as of December 31, 2011).  In this example, the percentage change between 0.002137 (the reciprocal of 468.01) and 0.001926 (the reciprocal of 519.20) is (9.9)%, which represents the 2011 year-end devaluation of the Chilean peso against the 2010 year-end dollar.  A positive percentage change means that the Chilean peso appreciated against the dollar, while a negative percentage change means that the peso devaluated against the dollar.

The following table sets forth the period-end rates for U.S. dollars for the years ended December 31, 2007 through December 31, 2011 and through the date indicated in the table below, based on information published by the Chilean Central Bank.

	Period End	Appreciation (Devaluation) (1)
Chilean Peso Equivalent of $ 1
Year Ended:
December 31, 2007	496.89	7.1%
December 31, 2008	636.45	(21.9)%
December 31, 2009	507.10	25.5%
December 31, 2010	468.01	8.4%
December 31, 2011	519.20	(9.9)%

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

A financial crisis in the European Community or a European sovereign debt crisis may have an adverse effect on our liquidity.

At the time of filing this Report, the crisis in the euro zone is threatening a recession in Europe and defaults by certain governments.  There is also a risk of a run on deposits of banks short of cash, a significant increase in the yields of European governments’ bonds, a corporate credit crunch, tighter fiscal policies, and a significant decrease in investor confidence in the euro zone.  Among the countries that are particularly at risk are Spain and Italy, home of our parent companies, Endesa Spain and Enel, respectively.

We carry out a significant portion of our bank financings and derivative hedges with European banks.  Our European counterparty risk takes into account loans and derivatives accounted for either in the parent bank entities headquartered in Europe or in any of their subsidiaries or agencies outside Europe.  In general terms, European banks who act through their foreign subsidiaries, agencies and representative offices also take an aggregated group risk to counterparty exposure, both theirs and ours.  If any of the European banks with which we have significant relationships were to encounter severe financial difficulties, our access to bank loans would be significantly curtailed, and would probably lead to an increase in our interest expense.

As of December 31, 2011, $ 560 million of our outstanding bank debt and $ 1,550 million of the notional amount of our derivative hedges are with bank groups whose parent companies are headquartered in Europe.  The derivative hedges deal with both currency swaps and interest rates swaps, though the most significant component is the currency hedge for the inflation-indexed Chilean peso (the UF) against the dollar.  As of December 31, 2011, these derivative hedges had a mark to market value of $ 358 million against us, but there is always the possibility that the position could be in our favor in the future.  Of the amounts mentioned here, 97% of our bank debt and 74% of the notional amount of our derivatives have been contracted with Spanish banks.  A severe financial disruption affecting these Spanish banks could therefore have an adverse effect on us, especially regarding our bank lenders.  (See “Item 5. Operating and Financial Review and Prospects. — B. Liquidity & Capital Resources” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”)

South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.

All of our operations are located in five South American countries.  Accordingly, our consolidated revenues are sensitive to the performance of South American economies as a whole.  If local, regional or worldwide economic trends adversely affect the economy of any of the five countries in which we have investments or operations, our financial condition and results from operations could be adversely affected.  Moreover, we have investments in relatively risky countries such as Argentina.  Generation and distribution of cash from subsidiaries located in Argentina have been lower than expected.

A substantial portion of our operations are located in Chile and Brazil and more than 70% of our operating revenues in 2011 were derived from our operations in these countries, making our financial condition and results of operations particularly dependent on the performance of Chile and Brazil.  In 2011, Chilean GDP increased by 6.2% compared to a 5.2% increase in 2010.  The latest estimate from the Chilean Central Bank forecasts growth for 2012 in the 3.75%-4.75% range.  In 2011, Brazilian GDP increased by 3.8% compared to a 7.5% increase in 2010.  The consensus forecast according to the Brazilian Central Bank is a growth of 4.5% in 2012.  However, such growth may not be achieved and the growth trend may not be sustainable in the future in one or both of these countries.  Future developments in the Chilean and Brazilian economies may impair our ability to proceed with our strategic plans and adversely impact our financial condition or results of operations.

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

Certain South American economies have been characterized by frequent and occasionally drastic intervention by governmental authorities, which may adversely affect our business and financial results.

Governmental authorities have changed monetary, credit, tariff, tax and other policies to influence the course of the economies of Argentina, Brazil, Colombia and Peru.  To a lesser extent, the Chilean government has also exercised and continues to exercise a substantial influence over many aspects of the private sector, which may result in changes to economic or other policies.  These governmental actions, intended to control inflation and affect other policies, have often involved wage, price and tariff rate controls as well as other interventionist measures.  For example, Argentina froze bank accounts and imposed capital restrictions in 2001, nationalized the private sector pension funds in 2008, used Central Bank reserves of the Argentine Treasury in order to pay down indebtedness maturing in 2010, and according to a survey by Torcuato di Tella University, the government has intervened the national statistics office since 2007 in order to underreport inflation.  In 2010, Colombia imposed an equity tax to finance the reconstruction to repair damages caused by severe flooding, which resulted in an accrual booked in January 2011 for tax payable in 2011-2014.  For additional information please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Enersis’ Results from Operations for the Years ended December 31, 2010 and December 31, 2011 — Operating Costs”).

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

Our primary facilities include power plants, transmission and distribution assets, pipelines, LNG terminals and re-gasification plants, storage and chartered LNG tankers.  Our facilities may be damaged by earthquakes, flooding, fires, other catastrophic disasters arising from natural or accidental human causes, as well as acts of terrorism.  We could experience severe business disruptions, significant decreases in revenues based on lower demand arising from catastrophic events, or significant additional costs to us not otherwise covered by business interruption insurance clauses.  There may be an important time lag between a major accident or catastrophic event and the final reimbursement from our insurance policies, which typically carry non-recoverable deductible amounts, and in any event are subject to caps per event.  For further detail, please see “Item 4 D. Property, Plants and Equipment.”

As an example, on February 27, 2010, Chile experienced a major earthquake, with a magnitude of 8.8 on the Richter scale, in the Bío-Bío Region, followed by a tsunami.  Our thermal generation plants Bocamina and Bocamina II, which are located near the epicenter, sustained damages as a result of the earthquake.

A material breach of penal law by our senior management or employees may lead to adverse consequences.

In each of the countries where we operate, our senior management or employees could become involved in fraudulent practices such as intentional manipulation of financial statements, misappropriation of assets, inappropriate traffic of influence, insider trading, bribery, kickbacks, receipt of gratuities, unauthorized intercompany transactions, deliberate release of misleading information or rumors, and other forms of corruption or breach of penal law.  Depending on the materiality of such fraudulent acts, we could be exposed to regulatory fines, litigation, loss of operating licenses or concessions, and even insolvency or bankruptcy.  For further discussion, please see “Item 6 Directors, Senior Management and Employees — c. Board Practices” and “Item 16.B Code of Ethics.”

We are subject to financing risks, such as those associated with funding our new projects and capital expenditures, risk related to refinancing our maturing debt and we are also subject to debt covenant compliance, all of which could adversely affect our liquidity.

As of December 31, 2011, the principal amount of our outstanding debt in financial terms was $ 7,330 million while, for accounting purposes, it totaled $ 7,581 million.  These amounts differ since financial debt, unlike accounting debt, does not include accrued interest.

Our financial debt had the following maturity timetable:

•                  $ 1,099 million in 2012;

•                  $    910 million in 2013;

•                  $ 2,755 million in the 2014-2016 period; and

•                  $ 2,566 million thereafter.

Set forth below is a breakdown by country for financial debt maturing in 2012:

•                  $ 109 million — Chile;

•                  $ 171 million — Argentina;

•                  $ 529 million — Brazil;

•                  $ 174 million — Colombia; and

•                  $ 116 million — Peru.

Some of our debt agreements are subject to financial covenants.  They also contain affirmative and negative covenants, events of default or mandatory prepayments for contractual breaches, including certain changes of control, and for material mergers and divestments, among other provisions.  A significant portion of our financial indebtedness is subject to cross default provisions, with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to such a cross default.

In the event that we or our subsidiaries breach any of these material contractual provisions, our creditors and bond holders may demand immediate repayment, and a significant portion of our indebtedness could become due and payable.

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

We may also be unable to raise funds required to finish our projects under development or under construction.  Market conditions prevailing at the moment we require these funds or other unforeseen project costs can compromise our ability to finance these projects and expenditures.

As of the date of this Report, Argentina continues to be the country with the highest refinancing risk.  As of December 31, 2011, the third-party financial debt of our Argentine subsidiaries amounted to $ 389 million.  As a matter of policy for all of our Argentine subsidiaries as long as fundamental issues concerning the electricity sector remain unresolved, we intend to roll over our outstanding Argentine debt to the extent we are able to do so.  If our creditors do not continue to accept rolling over debt when it becomes due, and we are unable to refinance such obligations, we may default on such indebtedness.  Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of $ 17.6 million (which includes $ 4.3 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996.  The aggregate amount accrued under the supplier credit agreement as of March 30, 2012, including capitalized interest, was $ 141 million.  Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers expressing the willingness to renegotiate payments.  Such missed payments have been carried out on mutually agreed terms.  As of the date of this Report, Endesa Costanera has not received a waiver for the payment past due.  The relevant terms of the supplier credit provide for a 180-day grace period for payment.  There can be no assurance that Endesa Costanera will receive a waiver or payment extension prior to the expiration of the 180-day grace period for payment.  (See “Item 4.  Information on the Company.  B.  Business Overview. Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law” and “Item 5.  Operating and Financial Review and Prospects - B.  Liquidity and Capital Resources”).  For more information on covenants, cross default and relevant provisions of our credit facilities, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Since our generation business depends heavily on hydrological conditions, drought conditions may hurt our profitability.

Approximately 58% of our consolidated installed generation capacity in 2011 was hydroelectric.  Accordingly, extreme hydrological conditions may affect our business and may have an adverse effect on our results.  In the last few years, regional hydrology has been affected by two climactic phenomena — El Niño and La Niña — that influence rainfall regularity and may lead to droughts.  The effects of El Niño or La Niña can unevenly affect the hydrology of the countries where we operate.

During periods of drought, thermal plants, such as ours that use natural gas, fuel oil or coal as a fuel, are dispatched more frequently.  Operating costs of thermal plants might be considerably higher than those of hydroelectric plants.  Our operating expenses increase during these periods, and depending on our commercial obligations, we may have to buy electricity from the spot market in order to comply with our contractual supply obligations.  The cost of these electricity purchases may exceed the price at which we sell contracted electricity, thus producing losses from those contracts.  For further information on hydrology please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results — a. Hydrological Conditions: Generation Business.”

Governmental regulations may adversely affect our business and have already done so in Argentina.

We are subject to extensive regulation of tariffs and other aspects of our business in the five countries in which we operate, and these regulations may adversely affect our profitability.  For example, the Chilean government can impose electricity rationing during drought conditions or prolonged failures in power facilities.  If, during rationing, we are unable to generate enough electricity to comply with our contractual obligations, we may be forced to buy electricity in the pool market at the spot price, since even a severe drought does not constitute a force majeure event.  The spot price may be significantly higher than our costs to generate the electricity and can be as high as the “cost of failure” set by the National Energy Commission, or the CNE.  This “cost of failure,” which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.  If we are unable to buy enough electricity in the pool market to comply with all of our contractual obligations, then we would have to compensate our regulated customers for the electricity we failed to provide at the rationed price.  If material rationing policies are imposed by regulatory authorities in any of the countries in which we operate, our business, financial condition and results from operations may be affected adversely in a material way.  Rationing periods may occur in the future, and consequently our generation subsidiaries may be required to pay regulatory penalties if such subsidiaries fail to provide adequate service under such conditions.

Governmental authorities may also delay the distribution tariff review process, or tariff adjustments determined by governmental authorities may not be sufficient to pass through our costs (as has been the case with Edesur, our Argentine distribution subsidiary).  Similarly, the regulatory framework for the electricity sector in a jurisdiction may affect the ability of our generation companies (such as Endesa Costanera, our electricity generation company) to collect revenues sufficient to offset our costs.

The inability of any company in the Enersis Group to collect revenues sufficient to cover operating costs may affect the ability of the affected company to operate as a going concern and may otherwise have an adverse effect on our business, assets, financial results and operations.  For additional information on Edesur and Endesa Costanera, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — 2. Enersis’ Results from Operations for the Years ended December 31, 2010 and December 31, 2011.”

In addition, changes in the regulatory framework, including changes that if adopted would significantly affect our operations, are often submitted to the legislators and administrative authorities in the countries in which we operate and, if approved, could have a material adverse impact on our business.  For instance, in 2005 there was a change in the water rights’ law in Chile that requires us to pay for unused water rights. (See “Item 4. Information on the Company. — B. Business Overview. — Electricity Industry Regulatory Framework. — Chile — Water Rights).”

Regulatory authorities may impose fines on our subsidiaries.

Our electricity businesses may be subject to regulatory fines for any breach of current regulations, including energy supply failure, in the five countries in which we operate.  In Chile, such fines may range from 1 Unidad Tributaria Mensual (UTM), or $ 75, to 10,000 Unidades Tributarias Anuales (UTA), or $ 9.0 million, in each case using the UTM, UTA and foreign exchange rate as of December 31, 2011.  In Peru, fines can reach a maximum of 1,300 Unidad Impositiva Tributaria (UIT) or $ 1.7 million as of December 31, 2011; in Colombia fines may range from $ 2,900 to $ 0.6 million; in Argentina, there is no maximum limit for the fines and in Brazil fines may be imposed for up to 2.0% of the concessionaire’s revenues.

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

For example, in January 2011, ENRE imposed fines on Edesur in the amount of $ 16.2 million due to a blackout that occurred in Buenos Aires during the last days of December 2010, including the compensation to end users with respect to the blackout.  In September 2011 SEF imposed fines totaling 2,782 UTA, or $ 2.5 million, on Endesa Chile, Pehuenche and Chilectra due to a blackout that occurred in the Metropolitan Region in March 2010.  For further information on fines please refer to “Item 4. Information on the Company. — B. Business Overview. — Electricity Industry Regulatory Framework.”

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

Dividend Limits and Other Legal Restrictions.  Some of our non-Chilean subsidiaries are subject to legal reserve requirements and other restrictions on dividend payments.  Also, other legal restrictions, such as foreign currency controls, may limit the ability of our non-Chilean subsidiaries and equity affiliates to pay dividends and make loan payments or other distributions to us.  In addition, the ability of any of our subsidiaries which are not wholly-owned to distribute cash to us may be limited by the fiduciary duties of the directors of such subsidiaries to their minority shareholders.  Furthermore, some of our subsidiaries may be forced by local authorities, according to applicable regulation, to diminish or eliminate dividend payments, such as restrictions for distributing dividends faced by our Argentine subsidiary, Edesur, since 2009.  As a consequence of such restrictions, our subsidiaries could, under certain circumstances, be prevented from distributing cash to us.

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

Operating Results of Our Subsidiaries.  The ability of our subsidiaries and equity affiliates to pay dividends or make loan payments or other distributions to us is limited by their operating results.  To the extent that the cash requirements at any of our subsidiaries exceed available cash, such subsidiary will not be able to make cash available to us.  For further discussion see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and Note 24.4 of our Consolidated Financial Statements.

Foreign exchange risks may adversely affect our results, and the dollar value of dividends payable to ADS holders.

Most South American currencies in which we and our subsidiaries operate have been subject to large devaluations and appreciations against the dollar and may be subject to significant fluctuations in the future.

Historically, a significant portion of our consolidated indebtedness has been denominated in dollars and, although a substantial portion of our operating cash flows are linked to dollars, we generally have been and will continue to be materially exposed to fluctuations of our local currencies against the dollar because of time lags and other limitations to peg our tariffs to the dollar.

Because of this exposure, the cash generated by our subsidiaries can decrease substantially when local currencies devalue against the dollar.  Future volatility in the exchange rate of the currencies in which we receive revenues or incur expenditures may affect our financial condition and results from operations.  For more information on the risks associated with foreign exchange rates, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

As of December 31, 2011, using financial rather than accounting conventions, the principal amount of Enersis’ total consolidated financial debt was $ 7,330 million (net of currency hedging instruments).  Of this amount, $ 2,153 million, or 29.4%, was denominated in dollars and $ 1,422 million in pesos.  In addition to the dollar and the peso, our foreign currency denominated consolidated indebtedness included the equivalent of:

•                  $ 1,682 million in Colombian pesos;

•                  $ 1,450 million in reais;

•                  $    426 million in soles; and

•                  $    197 million in Argentine pesos.

This totals an aggregate of $ 3,755 million in currencies other than dollars or pesos.  For more information on the risks associated with foreign exchange rates, see “Item 11.  Quantitative and Qualitative Disclosures About Market Risk.”

For the twelve-month period ended December 31, 2011, our operating cash flows amounted to $ 6,268 million (before consolidation adjustments) of which:

•                  $ 1,839 million, or 29.3%, were generated in reais;

•                  $ 1,761 million, or 28.1%, in dollars;

•                  $ 1,325 million, or 21.1%, in Colombian pesos;

•                  $    620 million, or 9.9%, in Chilean pesos;

•                  $    439 million, or 7.0%, in Argentine pesos; and

•                  $    284 million, or 4.5%, in soles.

Although we generate revenues and incur debt in these same currencies, we believe that we are subject to risk in terms of our foreign exchange exposure to these four currencies.  The most material case is that of our Argentine generation companies, where most of our debt is denominated in dollars while our revenues are mostly in Argentine pesos.  For further discussion please see “Item 5 Operating and Financial Review and Prospects — A. Operating Results — Local Currency Exchange Rate.”

Furthermore, trading of our common stock underlying ADS is conducted in pesos.  Our depositary bank will receive cash distributions that we make with respect to the shares underlying the ADS in pesos.  The depositary bank will convert such pesos to dollars at the then-prevailing exchange rate to make dividend and other distribution payments in respect of ADS.  If the peso depreciates against the dollar, the value of the ADS and any dollar distributions ADS holders receive from the depositary bank will decrease.  For further disclosure please refer to “Item 3. Key Information — A. Selected Financial Data — Exchange Rates.”

We are involved in litigation proceedings.

We are currently involved in various litigation proceedings, which could result in unfavorable decisions or financial penalties against us, and we will continue to be subject to future litigation proceedings, which could have material adverse consequences to our business.

Our financial condition or results from operations could be adversely affected if certain material claims are resolved against us.  For a discussion of pending lawsuits against us see Note 22.2 “Lawsuits and arbitration proceedings” of our Consolidated Financial Statements.

The values of our generation subsidiaries’ long-term energy supply contracts are subject to fluctuations in the market prices of certain commodities.

We have economic exposure to fluctuations in the market prices of certain commodities as a result of the long-term energy sales contracts we have entered into.  We and our subsidiaries have material obligations as selling parties under long-term fixed-price electricity sales contracts.  Prices in these contracts are indexed according to different commodities, exchange rate, inflation and the market price of electricity.  For further discussion, please refer to “Item 5.F. Tabular Disclosures of Contractual Obligations — Contractual Operational Obligations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Commodity Price Risk.”

Our controlling shareholders may have conflicts of interest relating to our business.

Enel beneficially owns 92.1% of Endesa Spain, which in turn owns 60.6% of Enersis’ share capital.  Our controlling shareholders have the power to determine the outcome of most material matters that require shareholders’ votes, such as the election of the majority of our board members and, subject to contractual and legal restrictions, the distribution of dividends.  Our controlling shareholders also can exercise influence over our operations and business strategy.  Their interests may in some cases differ from those of our other shareholders.  Enel and Endesa Spain conduct their business in South America through us as well as through entities in which we do not have an equity interest.  For further information of our controlling shareholders, please refer to “Item 7. Major Shareholders and Related Party Transactions — A.  Major Shareholders.”

Environmental regulations in the countries in which we operate and other factors may cause delays or impede the development of new projects, as well as increase of our costs of operations and capital expenditures.

Our operating subsidiaries are subject to environmental regulations which, among other things, require us to perform environmental impact studies for future projects and obtain permits from both local and national regulators.  Approval of these environmental impact studies may take longer than originally planned, and also, may be withheld by governmental authorities.  Local communities, ethnic and environmental activists, among others, may intervene during the approval process in order to delay or prevent the project’s development.  They may also seek injunctive or other relief, with negative implications for us if they should succeed with their claims.  For example, our HidroAysén project in Chile was submitted for approval by the environmental authorities on February 27, 2009, and received approval more than two years later, on May 9, 2011.  Environmental approval for the transmission side of the project is still pending as of the date of this Report.  This project is not feasible without such transmission authorization.

In addition to environmental matters, there are other factors that may adversely affect our ability to build new facilities or to complete projects currently under development on time, including delays in obtaining regulatory approvals, shortages or increases in the price of equipment, materials or labor, strikes, adverse weather conditions, natural disasters, accidents or other unforeseen events.

Delays or modifications to any proposed project and laws or regulations may change or be interpreted in a manner that could adversely affect our operations or our plans for companies in which we hold investments.  See “Item 4.  Information on the Company — B.  Business Overview — Electricity Industry Regulatory Framework.”

Our power plant projects may encounter significant opposition from groups who may ultimately damage our reputation and could result in impairment of goodwill.

Our reputation is the foundation of our relationship with key stakeholders and other constituencies.  If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward us, our ability to operate could be impaired and our financial results could suffer.

The development of new power plants may face opposition from several stakeholders, such as ethnic groups, environmental groups, local communities and political parties, among others, all of whom may affect the company’s reputation and goodwill.  For example, the environmental approval for the construction of our Ralco hydro power plant in southern Chile faced significant opposition in 2002 from indigenous inhabitants who lived in areas that had to be flooded.  Currently, our HidroAysén project, whose study is being undertaken jointly together with Colbún, has also encountered substantial opposition by environmental activists.  Such groups are sometimes financed internationally, and as such may receive global attention.  The operation of our current thermal power plants may also affect our goodwill, due to emissions such as particulate matter, sulfur dioxide and nitrogen oxides, which could adversely affect the environment.

Damage to our reputation may exert considerable pressure on regulators, creditors, and other stakeholders, and ultimately lead to projects and operations which may not be optimal, as well as to lower stock prices, and failure to attract or retain valuable employees, all of which could result in an impairment of goodwill.  For more information regarding our projects under development please see “Item 4 D. Property, Plants and Equipment — Projects under Development.”

Our business may experience adverse consequences if we are unable to reach satisfactory collective bargaining agreements with our unionized employees.

Several of our employees are members of unions and have collective bargaining agreements which expire from time to time, and need to be renewed on a regular basis.  Our business, financial condition and results of operations could be adversely affected by a failure to reach agreement with any labor union representing such employees, or by an agreement with a labor union that contains terms that are not in line with our expectations.  For example, Edesur’s operating costs increased by Ch$ 10,563 million during the first half of 2011 due to higher personnel expenses as a result of wage increases under collective agreements.

Certain employees have highly specialized skills.  As a consequence, certain actions by these employees, such as strikes, walk-outs or stoppages, could negatively impact our operating and financial performance, as well as our reputation.  For more information of collective bargaining agreements and unionized employees please see “Item 6. Directors, Senior Management and Employees — D. Employees.”

Interruption or failure of our information technology and communications systems and external attacks or invasions of our IT systems could have an adverse effect on our operations and results.

We depend on information and communication systems to operate our businesses, the failure of which could adversely affect our financial condition and results of operations.

Information technology, communication and processing systems (collectively, “IT”) are all vital to our generation subsidiaries’ ability to monitor our power plants’ operations, maintain generation and network performance, adequately generate invoices to customers, achieve operating efficiencies and meet our service targets and standards.  Our distribution subsidiaries could also be affected adversely since they rely heavily on IT systems to monitor their grids, billing processes to millions of clients, and customer service platforms, among others.  Temporary or long-lasting operational failures of any of these IT systems could have a material adverse effect on our results of operations.

In the last few years, global cyber attacks on security systems and IT have intensified.  We are exposed to cyber-terrorist attacks aimed at damaging our assets through computer networks, cyber-spying involving strategic information that may be beneficial for third parties, and cyber-robbery of proprietary and confidential information, including information on our clients.  In early 2012, a cyber attack was organized by Anonymous Operation Green Rights to protest against our potential future construction of hydroelectric power plants in the Chilean Patagonia.  More violent attacks may have an adverse effect on our operations, results and image.

We rely on electricity transmission facilities that we do not own or control.  If these facilities do not provide us with an adequate transmission service, we may not be able to deliver the power we sell to our final customers.

We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the electricity we sell.  This dependence exposes us to several risks.  If transmission is disrupted, or transmission capacity is inadequate, we may be unable to sell and deliver our electricity.  If a region’s power transmission infrastructure is inadequate, our recovery of sales costs and profits may be insufficient.  If restrictive transmission price regulation is imposed, transmission companies upon whom we rely may not have sufficient incentives to invest in expansion of their transmission infrastructure, which could adversely affect our operations and financial results.  On February 27, 2010, due to the 8.8 magnitude earthquake on the Richter scale in Chile, Transelec, a transmission company unrelated to us, experienced damages to its high voltage transmission line which prevented us from selling and distributing our electricity to final consumers.

On September 24, 2011, nearly 10 million people located in central Chile experienced a blackout (affecting more than half of Chile’s 17 million inhabitants), due to the failure of Transelec’s 220 kV Ancoa substation, which led to the disruption of two 500 kV transmission lines in the SIC (the Chilean Central Interconnected System), and the subsequent failure of the remote recovery computer software used by CDEC to operate the grid.  This blackout, which lasted two hours, highlighted the fragility of the transmission grid and demonstrated the need to increase investments in network expansion and in technological improvements that enhance the reliability of the transmission grid.

The relative illiquidity and volatility of Chilean securities markets could adversely affect the price of our common stock and ADS.

Chilean securities markets are substantially smaller and less liquid than the major securities markets in the United States.  In addition, Chilean securities markets may be affected materially by developments in other emerging markets.  The low liquidity of the Chilean market may impair the ability of holders of ADS to sell shares of our common stock withdrawn from the ADS program into the Chilean market in the amount and at the price and time they wish to do so.  As of the date of this Report, average trading of our ADS in the NYSE accounts for a volume substantially higher than the trading of the underlying stock in Chile.  For further discussion please see “Item 9.A. Offer and Listing Details.  Market Price and Volume Information”

Lawsuits against us brought outside of the South American countries in which we operate, or complaints against us based on foreign legal concepts may be unsuccessful.

All of our assets are located outside of the United States.  All of our directors and all of our officers reside outside of the United States and most of their assets are located outside the United States as well.  If any shareholder were to bring a lawsuit against our directors, officers or experts in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons or to enforce against them, in United States or Chilean courts, judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws of the United States.  In addition, there is doubt as to whether an action could be brought successfully in Chile on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

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

Enersis formally requested permission from the Central Bank to enter into a new Foreign Investment Contract to include its capital increase approved by Enersis’ shareholders’ meeting held on March 31, 2003, which was granted by the Central Bank on September 7, 2007, subject to the execution and delivery of a new Foreign Investment Contract, dated September 24, 2008.  Nevertheless, the Central Bank’s approval, aimed at extending the effects of the former Chapter XXVI to the capital increase approved in March 31, 2003, is subject to the condition that Enersis informs the Central Bank with respect to the measures adopted in connection with the issuance of new shares prior to such future capital increase in order to differentiate new shares from the shares issued previously under the former Chapter XXVI and enable shareholders to obtain relevant information about such differences.  If Enersis does not comply with this condition, the Central Bank could revoke its approval and the benefits granted to the shares issued in the last capital increase of Enersis by the former Chapter XXVI.  It is not certain that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of common stock or the repatriation of the proceeds from such disposition will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

Item 4.                       Information on the Company

A.            History and Development of the Company.

History

Enersis S.A. (Enersis) is a publicly held limited liability stock company organized under the laws of the Republic of Chile.  The existence of our company under its current name dates back to August 1, 1988.

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

We are one of the largest publicly listed companies in the electricity sector in South America.  We trace our origins to Compañía Chilena de Electricidad Ltda., or CCE, which was formed in 1921 as a result of the merger of Chilean Electric Tramway and Light Co., founded in 1889, and Compañía Nacional de Fuerza Eléctrica, with operations dating back to 1919.  In 1970, the Chilean government nationalized CCE.  In 1981, CCE’s operations were divided into one generation company, the current AES Gener S.A. (Gener), a currently unrelated company, and two distribution companies, one with a concession in the Valparaíso Region, the current Chilquinta S.A., a currently unrelated company, and the other with a concession in the Santiago metropolitan region, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. From 1982 to 1987, the Chilean electric utility sector went through a process of re-privatization.  In August 1988, Compañía Chilena Metropolitana de Distribución Eléctrica S.A. changed its name to Enersis S.A. and became the new parent company of Distribuidora Chilectra Metropolitana S.A., later renamed Chilectra S.A.  In the 1990s, we diversified into electricity generation and transmission through our increasing equity stakes in Endesa Chile.

We began our international operations in 1992 with our investment in Edesur, an Argentine electricity distribution company.  That same year, Endesa Chile, which at that time was not our subsidiary, also started its international operations with its investment in Endesa Costanera, an electricity generation company.  We then expanded primarily into electricity generation, transmission and distribution businesses in four South American countries: Argentina, Brazil, Colombia and Peru.  We remain focused on the electricity sector, although we have small operations in other businesses that represent less than 1.0% of our consolidated assets, in the aggregate.

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica, S.A.U., or “Endesa Latinoamérica,” (formerly known as Endesa Internacional), a subsidiary of Endesa Spain, Enersis, Endesa Chile and Chilectra held in Brazil; namely, through Ampla, Endesa Fortaleza, CIEN, Cachoeira Dourada and Coelce.  Enersis began consolidating Endesa Brasil in October 2005.  As of December 31, 2011, Enersis directly and indirectly controlled 54.3% of Endesa Brasil’s share capital.

In order to optimize taxes, simplify the organizational structure and reduce corporate costs, on April 2006, Enersis decided to merge Elesur S.A. (Elesur) and Chilectra in Chile.  As a consequence of this merger, Elesur absorbed Chilectra; the surviving company retained the Chilectra name.

In order to achieve synergies in Peru, in 2006, we merged Edegel and Etevensa (60% owned by Endesa Spain), a 457 MW thermoelectric generation company.

In September 2007, we merged our generation subsidiaries in Colombia, Emgesa and Betania, resulting in a new company which retained the name Emgesa.  Following the merger, as of December 31, 2011, Enersis indirectly controlled 16.1% of Emgesa’s share capital.  Pursuant to the terms of a shareholders’ agreement with Endesa Latinoamérica, we control and therefore consolidate Emgesa through Endesa Chile.

In February 2009, Codensa, our Colombian distribution subsidiary, acquired approximately 49% of DECSA, an investment vehicle, for Ch$ 23.7 billion.  The remaining 51% was acquired by Empresa de Energía de Bogotá (EEB).  Codensa and EEB jointly control DECSA.  In March 2009, DECSA acquired 82.3% of Empresa de Energía de Cundinamarca S.A. (EEC), a formerly state-owned company that was privatized that year for Ch$ 48.5 billion.  EEC is a Colombian company primarily engaged in trading of electricity in Cundinamarca Department.

In March 2007, Spanish company Acciona, S.A. (Acciona) and Enel S.p.A. (Enel) executed an agreement for the joint management of Spanish company, Endesa Spain.  The latter, through Endesa Latinoamérica, holds 60.6% of the share capital of Enersis. In February 2009, Acciona and Enel reached an agreement whereby Acciona would transfer directly and indirectly to Enel Energy Europe S.L.U., wholly-owned by Enel, its 25.0% shareholding in Endesa Spain.  In June 2009, the transaction was completed, making Enel the ultimate controller of Enersis by virtue of its 92.1% shareholding in Endesa Spain.

Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with presence in 40 countries worldwide, and has over 97,000 MW of net installed capacity.  It provides service to more than 61 million clients through its electricity and gas businesses.

In October 2009, Endesa Chile purchased an additional 29.4% of Edegel from Generalima, a Peruvian indirect subsidiary of Endesa Spain.  With this transaction, Endesa Chile increased its economic interest in Edegel from 33.1% to 62.5% and in turn, our economic interest at the Enersis level increased to 37.5%.  In the same month, we acquired an additional 24.0% of the share capital of our Peruvian subsidiary, Edelnor, increasing our direct and indirect ownership stake in Edelnor from 33.5% to 57.5%.

In December, 2010, we agreed to sell our wholly-owned subsidiary Compañía Americana de Multiservicios Limitada (CAM) and its subsidiaries for $ 20 million, as well as our wholly-owned subsidiary Synapsis Soluciones y Servicios Limitada (Synapsis) and its subsidiaries for $ 52 million.

In October, 2011, Endesa Latinoamérica purchased an additional 7.7% equity stake in the Brazilian distributor Ampla from Energias de Portugal (EDP).  After the transaction, Endesa Latinoamérica has 99.6% of Ampla’s voting rights.

As of December 31, 2011, we had 14,833 MW of installed capacity with 195 power units in the five countries in which we operate, 13.7 million distribution customers covering approximately 50 million inhabitants, consolidated assets of Ch$ 13,734 billion and operating revenues of Ch$ 6,535 billion for the year then ended.

Investments, Capital Expenditures and Divestitures

We coordinate the overall financing strategy, including terms and conditions of borrowings by, and intercompany advances to, our subsidiaries to optimize debt and liquidity management.  For the most part, our operating subsidiaries independently plan capital expenditure financed by internally generated funds or direct financings.  One of our goals is to focus on investments that will provide long-term benefits, such as energy loss reduction projects.  Additionally, by focusing on Enersis as a whole and seeking to provide services across the group of companies, we aim to reduce investments at the individual subsidiary level in items such as procurement, telecommunication and information systems.  Although we have considered how these investments will be financed as part of the Company’s budget process, we have not committed to any particular financing structure, and investments will depend on the market conditions prevailing at the time the cash flows are needed.

Our investment plan is flexible enough so as to adapt to changing circumstances by giving different priorities to each project in accordance with profitability and strategic fit.  Investment priorities are currently focused on developing the capacity plan in Chile and Colombia, to guarantee adequate levels of quality of supply and due concern for environmental issues.

For the 2012-2016 period, we expect to make capital expenditures of Ch$ 3,324 billion in our controlled subsidiaries, related to investments currently in progress, maintenance of our distribution network and in our other businesses, and maintenance of existing generation plants and in the studies required to develop other potential generation projects.  For further detail regarding these projects, please see “Item 4 D. Property, Plants and Equipment-Projects under Development.”

The table below sets forth the capital expenditures incurred by our subsidiaries in 2009, 2010 and 2011 and the expected capital expenditures for the 2012-2016 period:

	Capital Expenditure (1)
	2009	2010	2011	2012-2016
	(in million of Ch$)
Chile	370,761	157,164	187,749	623,742
Abroad	430,553	482,196	535,172	2,700,730
Total	801,314	639,360	722,921	3,324,472

(1)                                 Capex figures represent accrued investments for each year, except for future projections.  These figures do not match with those presented in “Item 3A.— Selected Financial Data”, where effective payments for each year are presented.

Capital Expenditures 2009, 2010 and 2011

Our investments in 2011 and 2010 related principally to the 370 MW Bocamina II project in Chile and the 400 MW El Quimbo project in Colombia, both of which are still in progress, as well as to investments to expand distribution service in response to increasing demand for energy, investments to improve quality of service and safety and investments to prevent energy losses. Our investments in 2009 related principally to the Bocamina II project, Canela II wind farm and Quintero thermal plant projects in Chile; the Santa Rosa plant in Peru; maintenance of existing installed capacity, mainly in Argentina and Peru; and expenditures in the distribution sector to meet demand and reduce energy losses in Chile and abroad.

Investments currently in progress

Our material plans in progress include completion of the Bocamina II project, which is expected during the second half of 2012 to add 370 MW of capacity to our Chilean operations in response to increased demand in that market; completion of the El Quimbo project, which is expected by December 2014 to add 400 MW of capacity to our Colombian operations in response to increased demand in that market; and continuation of our plans in Chile and abroad to expand distribution service and reduce energy losses to improve efficiency and profitability of our distribution operations. In general terms, projects in progress are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

B.                                    Business Overview.

We are a publicly held limited liability stock company with consolidated operations in Chile, Argentina, Brazil, Colombia and Peru.  Our core business segments are electricity generation, transmission, and distribution.  We also participate in other activities which are not part of our core business.  Since these non-core activities represent less than 0.5% of our 2011 operating income, we do not report them as a separate business segment for purposes of this discussion, or under IFRS.

Revenues by Business Segment

	Year ended December 31,
	2009	2010	2011	% Change
	(in million of Ch$)
Generation and Transmission Business Segment
Endesa Chile and Chilean subsidiaries	1,373,231	1,345,371	1,257,995	(6.5)%
Emgesa (Colombia)	500,964	507,516	498,569	(1.8)%
Endesa Costanera (Argentina)	231,421	295,231	341,824	15.8%
Edegel (Peru)	213,625	211,263	239,842	13.5%
Endesa Fortaleza (Brazil)	138,595	150,371	129,485	(13.9)%
Cachoeira Dourada (Brazil)	88,300	115,663	126,646	9.5%
CIEN (Brazil)	97,961	98,909	59,918	(39.4)%
El Chocón (Argentina)	65,298	57,173	48,341	(15.4)%
Less: Intercompany Transactions	(1,037)	(904)	(2,594)	186.9%
Total	2,708,358	2,780,593	2,700,026	(2.9)%

Distribution Business Segment
Ampla (Brazil)	1,012,342	1,046,387	1,117,269	6.8%
Chilectra and subsidiaries (Chile)	1,089,515	1,016,997	1,046,191	2.9%
Coelce (Brazil)	767,993	940,654	859,446	(8.6)%
Codensa (Colombia)	741,168	785,890	815,487	3.8%
Edelnor (Peru)	302,295	307,159	329,309	7.2%
Edesur (Argentina)	327,088	295,539	279,725	(5.4)%
Total	4,240,401	4,392,626	4,447,427	1.2%

Less: Consolidation Adjustments and Other Businesses	(476,703)	(609,638)	(612,573)	0.5%
Total	6,472,056	6,563,581	6,534,880	(0.4)%

For further information related to operating revenues and total income by business segment, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results” and note 33.2 to our Consolidated Financial Statements.

Electricity Generation Business Segment

As of December 31, 2011, electricity generation represented 41% of our operating revenues and 63% of our operating income, in both cases before consolidation adjustments.

Our consolidated physical sales for 2011 were 64,840 GWh and our production was 56,921 GWh, 2.2% and 0.4% higher than in 2010, respectively.  Our total installed capacity in 2011 and 2010 was 14,832 MW.

Our electricity generation business is conducted primarily through Endesa Chile, which has consolidated operations in Chile, Argentina, Brazil, Colombia and Peru.

The following tables summarize the information relating to Enersis’ electricity generation:

PHYSICAL DATA PER COUNTRY

	As of December 31, each year
	2009	2010	2011
Chile
Number of generating facilities (1)(2)	29	28	28
Installed capacity (MW) (3) (2)	5,650	5,611	5,611
Energy generated (GWh) (4)	22,239	20,914	20,722
Energy sales (GWh)	22,327	21,847	22,070
Argentina
Number of generating facilities (1)	5	5	5
Installed capacity (MW) (3)	3,652	3,652	3,652
Energy generated (GWh) (4)	11,955	10,940	10,801
Energy sales (GWh)	12,405	11,378	11,381
Brazil
Number of generating facilities (1)	2	2	2
Installed capacity (MW) (3)	987	987	987
Energy generated (GWh) (4)	3,319	5,095	4,155
Energy sales (GWh)	6,869	6,790	6,828
Colombia
Number of generating facilities (1)	11	12	12
Installed capacity (MW) (3)	2,895	2,914	2,914
Energy generated (GWh) (4)	12,674	11,283	12,090
Energy sales (GWh)	16,806	14,817	15,112
Peru
Number of generating facilities (1) (2)	9	9	9
Installed capacity (MW) (3) (2)	1,667	1,668	1,668
Energy generated (GWh) (4)	8,163	8,466	9,153
Energy sales (GWh)	8,321	8,598	9,450
Total
Number of generating facilities (1)	56	56	56
Installed capacity (MW) (3)	14,851	14,833	14,833
Energy generated (GWh) (4)	58,349	56,699	56,921
Energy sales (GWh)	66,728	63,431	64,840

(1)	For details on generation facilities, see “Item 4D. Property Plants and Equipment”
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

In the electricity industry, it is common to segment the business into hydroelectric and thermoelectric generation, because each type of generation has significantly different variable costs.  Thermoelectric generation requires the purchase of fuel, thereby leading to high variable costs as compared with hydro generation from reservoirs or rivers with no marginal costs.  Of our total consolidated generation in 2011, 59% was from hydroelectric sources, 41% came from thermal sources, and wind energy represented less than 1%.

The following table summarizes Enersis’ consolidated generation by type of energy:

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		GWh	%
Hydroelectric	37,730	64.7	33,689	59.4	33,676	59.2
Thermal	20,563	35.2	22,867	40.3	23,112	40.6
Other generation (1)	56	0.1	143	0.3	132	0.2
Total generation	58,349	100.0	56,699	100.0	56,921	100.0

(1)         Other generation refers to the generation from the wind farm Canela and Canela II.

In the countries in which we operate, the potential for contracting electricity is generally related to electricity demand.  Customers identified as small volume regulated customers, such as residential customers subject to government regulated electricity tariffs, must purchase electricity directly from a distribution company.  These distribution companies, which purchase large amounts of electricity for small volume residential customers, generally enter into contractual agreements with generators at a regulated tariff price.  Those identified as large volume industrial customers also enter into contractual agreements with energy suppliers.  However, such large volume industrial customers are not subject to the regulated tariff price.  Instead, these customers are allowed to negotiate the price of energy with generators based on the characteristics of the service required.  Finally, the pool market, where energy is normally sold at the spot price, is not carried out through contracted pricing.

The following table contains information regarding Enersis’ consolidated sales of electricity by type of customer for each of the periods indicated:

ENERSIS CONSOLIDATED PHYSICAL SALES BY TYPE OF CUSTOMER (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	29,600	44.4	31,530	49.7	31,007	47.8
Unregulated customers	16,526	24.8	15,535	24.5	16,563	25.5
Electricity pool market sales	20,602	30.9	16,366	25.8	17,270	26.6
Total electricity sales	66,728	100.0	63,431	100.0	64,840	100.0

The specific energy consumption limit (measured in GWh) for regulated and unregulated customers is country specific.  Moreover, regulatory frameworks often require that regulated distribution companies have contracts to support their commitments to small volume customers and also determine which customers can purchase energy in electricity pool markets.

The following table contains information regarding Enersis physical sales of electricity per customer segment:

ENERSIS CONSOLIDATED PHYSICAL SALES PER CUSTOMER PRICE SEGMENT (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	46,126	69.1	47,065	74.2	47,570	73.4
Non-contracted sales	20,602	30.9	16,366	25.8	17,270	26.6
Total electricity sales	66,728	100.0	63,431	100.0	64,840	100.0

(1)         Includes sales to distribution companies not backed by contracts in Chile and Peru.

Operations in Chile

We own and operate a total of 28 generation facilities in Chile directly and through our subsidiaries Pehuenche, Pangue, San Isidro, Celta, Endesa Eco and our jointly controlled company GasAtacama.  Of these generation facilities, 16 are hydroelectric, with a total installed capacity of 3,465 MW.  This represents 61.7% of our total installed capacity in Chile.  There are ten thermal facilities that operate with gas, coal or oil with a total installed capacity of 2,068 MW, representing 36.9% of our total installed capacity in Chile.  There are two wind power facilities with 78 MW in the aggregate, representing 1.4% of our total installed capacity in Chile.  All of our generation facilities are connected to the country’s central interconnected electricity systems, Sistema Interconectado

Central (SIC), except for three thermoelectric facilities (GasAtacama and two Celta units) which are connected to the Sistema Interconectado del Norte Grande (SING) in the north.

The following table sets forth the installed generation capacity for each of the Company’s Chilean subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN CHILE (MW)

	As of December 31,
	2009	2010	2011
Endesa	3,446	3,407	3,407
Pehuenche	699	699	699
Pangue	467	467	467
GasAtacama (1)	390	390	390
San Isidro	379	379	379
Celta	182	182	182
Endesa Eco	87	87	87
Total	5,650	5,611	5,611

(1)         We include 50% of GasAtacama’s installed capacity, our jointly-controlled company.

Our total electricity generation in Chile (including the SIC and the SING) accounted for 33.4% of total electricity production in Chile during 2011.

The following table sets forth the electricity generation for each of our Chilean subsidiaries:

ELECTRICITY GENERATION IN CHILE (GWh)

	Year ended December 31,
	2009	2010	2011
Endesa	12,265	11,539	11,458
Pehuenche	3,613	2,970	2,983
Pangue	2,113	1,615	1,713
San Isidro	1,616	2,157	2,460
Celta	981	995	908
GasAtacama	1,558	1,445	1,026
Endesa Eco	94	192	173
Total	22,239	20,914	20,722

Hydroelectric generation in 2011 was 5.6% lower than in 2010.  At December 31, 2011 Chilean reservoir levels contained 285 GWh more than at December 31, 2010; an increase of 8%.  The main increases were in Endesa Chile’s Invernada and Ralco Reservoirs, where higher reservoir levels resulted in 481 GWh of higher potential energy, in an aggregate sum.

The following table shows the potential energy in Chilean reservoirs:

	Year ended December 31,
	2009	2010	2011	% Change
	(GWh)	(GWh)	(GWh)	2011 vs. 2010
Reservoir (company)
Laja (Endesa Chile)	3,045	1,923	1,801	(6)
Maule (Colbún and Endesa Chile)	957	789	502	(36)
Colbún (Colbún)	485	471	441	(6)
Melado (Endesa Chile)	13	6	9	50
Chapo (Colbún)	372	93	294	216
Ralco (Endesa Chile)	484	207	429	107
Invernada (Endesa Chile)	314	33	292	785
Pangue (Endesa Chile)	10	10	10	(6)
Rapel (Endesa Chile)	76	28	67	139
Total	5,757	3,559	3,844	8

Generation by type in Chile is shown in the following table:

GENERATION BY TYPE IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Generation (GWh)%		Generation (GWh)%		Generation (GWh)%
Hydroelectric generation	14,864	66.8	12,625	60.4	11,916	57.5
Thermal generation	7,319	32.9	8,146	38.9	8,674	41.9
Other generation (1)	56	0.3	143	0.7	132	0.6
Total generation	22,239	100.0	20,914	100.0	20,722	100.0

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

Because of the lack of Argentine natural gas since 2006, Endesa Chile has used coal and diesel intensively, and more recently LNG has replaced our prior dependence on Argentine natural gas.  Diesel consumption in 2009, 2010 and 2011 was 430,000 tons, 51,000 tons and 32,722 tons, respectively.  On the other hand, coal consumption was 760,000 tons, 486,000 tons and 600,000 tons, in 2009, 2010 and 2011, respectively.  In 2010, Endesa Chile signed a coal supply contract for 2010 and 2011 with Carboex, a fuel-purchasing company and a subsidiary of Endesa Spain.

In May 2007, as part of a consortium with Empresa Nacional del Petróleo S.A. (ENAP), Metrogas and British Gas, in which Endesa Chile’s participation is 20%, we agreed to the construction of the LNG re-gasification facility in Quintero Bay, in order to deal with the lack of Argentine natural gas.  Partial commercial operations began in September 2009.  In October 2010 the construction of the facilities was finished, and full commercial operations started on January 1, 2011.

Thermal Unit Quintero began partial commercial operations in July 2009 and full commercial operations in September 2009 using diesel fuel.  Partial commercial operations burning LNG began in November 2009 and full commercial operations began in December 2009.

During 2011, the supply of LNG for Endesa Chile’s plants connected to the SIC was fundamental for maintaining relatively low thermal generation costs in a context of dry hydrology and delays in the operation of the Bocamina II plant.

In 2011, the Quintero terminal received 36 shipments containing a total of 3,124 million m3 of natural gas, of which Endesa Chile bought 1,103 million m3.  This resulted in cost savings of over $ 300 million relative to what Endesa Chile would have spent on oil sufficient to generate the same amount of electricity.

The purchases of LNG in 2011 were essentially within the terms of the current long-term LNG supply contract with British Gas.  However, in October 2011, Endesa Chile purchased an additional shipment supplied by Carboex, which was a landmark in the business because it was the first shipment by a supplier other than British Gas at the Quintero terminal.  This broadens the possibilities of continuing to make further new purchases of shipments from different suppliers to guarantee access to additional LNG on competitive market conditions, as well as contributing to diversify supply sources.

Our entry into LNG was a consequence of the 2004 Argentine fuel crisis, which led to the interruption of cross border supply of natural gas from Argentina.  The substitution of LNG for natural gas enabled Endesa Chile to have access to a supply of safe, stable, clean and competitive fuel.  We obtained significant savings in the cost of producing LNG through our interest in the Valparaíso Region plant, as compared to the alternative cost of diesel oil, while at the same time reducing generation emissions.  During 2011, we were also able to achieve better technical efficiency and operational safety in the plants where we replaced oil with LNG, the principal design fuel.

The main effects in our generation due to the incorporation of this terminal are as follows: i) San Isidro 2 increased its installed capacity from 353 MW to 399 MW; ii) San Isidro, San Isidro 2 and Quintero may generate with LNG, reducing operating costs and adverse environmental impacts due to the replacement of diesel fuel by LNG.

Electricity sales countrywide in Chile, including sales other than ours, increased 5.9% during 2011, with sales in the SIC increasing by 6.7% and in the SING by 3.5%, as detailed in the following table:

ELECTRICITY SALES PER SYSTEM IN CHILE (GWh)

	Year ended December 31,
	2009	2010	2011
	Sales (GWh)	Sales (GWh)	Sales (GWh)
Electricity sales in the SIC	39,401	41,061	43,805
Electricity sales in the SING	13,657	13,792	14,272
Total electricity sales	53,057	54,854	58,078

Our physical energy sales in Chile reached 21,847 GWh in 2010 and 22,070 GWh in 2011, which represent a 39.8% and 38.0% market share, respectively.  The percentage of the energy purchases to satisfy our contractual obligations to third parties has increased from 6.0% in 2010 to 7.9% in 2011 as a result of the decrease in our generation.

The following table sets forth our electricity purchases and production in Chile:

PHYSICAL GENERATION AND PURCHASES IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)	% of Volume	(GWh)	% of Volume	(GWh)	% of Volume
Electricity generation	22,239	97.7	20,914	94.0	20,722	92.1
Electricity purchases	532	2.3	1,344	6.0	1,777	7.9
Total (1)	22,772	100	22,257	100	22,498	100.0

(1)         Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical energy losses have already been deducted.

We supply electricity to the major regulated electricity distribution companies, large unregulated industrial firms (primarily in the mining, pulp and steel sectors) and the pool market.  Commercial relationships with our customers are usually governed by contracts.  Supply contracts with distribution companies must be auctioned, are generally standardized and have an average term of ten years.

Supply contracts with unregulated customers (large industrial customers) are specific to the needs of each client and the conditions are agreed between both parties, reflecting competitive market conditions.

In 2009, 2010 and 2011, Endesa Chile (including GasAtacama) had 44, 59 and 53 customers, respectively.  In 2011, our customers included 25 distribution companies in the SIC and three minor commercial customers in the SING.  The following table sets forth information regarding our sales of electricity in Chile by type of customer:

PHYSICAL SALES PER CUSTOMER PRICE SEGMENT
IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Regulated customers	11,966	53.6	13,840	63.3	13,481	61.1
Unregulated customers	6,177	27.7	6,456	29.6	6,772	30.7
Electricity pool market sales	4,183	18.7	1,551	7.1	1,817	8.2
Total electricity sales	22,327	100.0	21,847	100.0	22,070	100.0

Our most significant supply contracts with regulated customers are with our subsidiary Chilectra S.A. (Chilectra) and with Compañía General de Electricidad S.A. (CGE), an unrelated company, which are the two largest distribution companies in Chile in terms of sales.

In March 2008, Chilectra and other distributors allocated the third long-term energy bid for 1,800 GWh for the period 2011-2021 and 1,500 GWh for the period 2022-2023, in both cases to Gener.  In January 2009, Chilquinta, Sociedad Austral de Electricidad S.A. (Saesa) and CGE allocated the bid for 8,010 GWh, divided in four blocks (BB1, BB2, BB3 and BB4) to be delivered starting in

January 2010 for 14, 12, 14 and 15 years, respectively.  The energy allocated was 7,110 GWh and represented 88.7% of the bidders’ demand.  The energy allocation per company and per block was as follows:

	BB1 - Chilquinta (GWh)	BB2 - Saesa (GWh)	BB3 - CGE (GWh)	BB4 - CGE (GWh)	Total per company (GWh)

Endesa Chile and Chilean subsidiaries	660	—	—	2,000	2,660
Campanario	—	850	900	—	1,750
Colbún	—	—	1,500	—	1,500
Gener	1,100	—	—	—	1,100
Monte Redondo	—	—	100	—	100

Total allocated	1,760	850	2,500	2,000	7,110
Total required	1,760	850	2,700	2,700	8,010
% allocated	100.0%	100.0%	92.6%	74.1%	88.7%

In July 2009, CGE allocated the fourth long-term bid for 850 GWh per year, from 2010 to 2021, as follows:

CGE (GWh)
Endesa Chile and Chilean subsidiaries	400
Emelda	200
Monte Redondo	175
Eléctrica Puntilla	75
Total allocated	850

In March 2011, for the bid jointly held by Chilectra and Chilquinta, Endesa Chile was awarded 50 GWh for 2013, 400 GWh for 2014, 1,250 GWh for 2015, and 1,700 GWh per year for the 2016-2026 period, and 1,350 GWh in 2027.  These energy contracts include a possible 10% variation in energy requirements; therefore, the energy that we will supply between 2016-2026 under these contracts could reach 1,870 GWh per year.  The breakdown by year and energy block is as follows:

		Years (amounts in GWh)
Company	Block	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Chilectra	BB1	—	300	900	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350	1,350
Chilquinta	BSE4	50	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE5	—	50	50	50	50	50	50	50	50	50	50	50	50	50	—
Chilquinta	BSE6	—	—	250	250	250	250	250	250	250	250	250	250	250	250	—
Endesa Chile	TOTAL	50	400	1,250	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,700	1,350

In June 2011, Chilectra, Empresa Municipal de Til Til, Empresa Eléctrica de Colina Limitada and Luz Andes Limitada called for a new power supply tender for 2014-2027, whose requirements were 250 GWh for 2014, 550 GWh for 2015 and 750 GWh for the years 2016-2027.  However, no offers were presented so the tender was declared void.

Our generation contracts with unregulated customers are generally on a long term basis, and typically range from five to fifteen years.  Such contracts are usually automatically extended at the end of the applicable term, unless terminated by either party upon prior notice.  Some of them include a price adjustment mechanism in the case of high marginal costs, which also reduces the hydrological risk.  Contracts with unregulated customers may also include specifications regarding power sources and equipment, which may be provided at special rates, as well as provisions for technical assistance to the customer.  We have not experienced any supply interruptions under our contracts.  In case we experience a force majeure event, as contractually defined, we are allowed to reject purchases and we are not required to supply electricity to our unregulated customers.  Disputes are typically subject to binding arbitration between the parties, subject to limited exceptions.

The following table sets forth our sales by volume to our six largest distribution and unregulated customers in Chile for each of the periods indicated:

MAIN CUSTOMERS IN CHILE (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales	Sales (GWh)	% of total Sales
Distribution companies:
Chilectra	3,731	16.7	5,929	27.1	4,679	21.2
CGE	4,727	21.2	3,541	16.2	3,887	17.6
Grupo Emel (1)	868	3.9	1,816	8.3	1,802	8.2
Chilquinta	—	—	895	4.1	1,332	6.0
Saesa (2)	669	3.0	779	3.6	773	3.5
Frontel (3)	1	0.0	282	1.3	293	1.3

Total sales to the largest distribution companies	9,997	44.8	13,242	60.6	12,765	57.8
Unregulated customers:
Cía. Minera Los Pelambres	926	4.1	1,113	5.1	1,155	5.2
Cía. Minera Collahuasi (4)	1,099	4.9	1,114	5.1	1,093	5.0
Grupo CAP-CMP (5)	937	4.2	918	4.2	1,076	4.9
CMPC	912	4.1	773	3.5	683	3.1
Cía. Minera Escondida	692	3.1	638	2.9	563	2.6
Codelco	540	2.4	545	2.5	557	2.5

Total sales to the largest unregulated customers	5,104	22.9	5,101	23.3	5,127	23.2

(1)         The values of the Emel Group for 2009, 2010 and 2011 include 50% of the consumption of the distributors Empresa Eléctrica de Arica S.A.(Emelari), Empresa Eléctrica de Iquique S.A.(Eliqsa) and Empresa Eléctrica de Antofagasta (Elecda), clients of GasAtacama, and the consumption of Empresa eléctrica de Melipilla, Colchagua y Maule (Emelectric), Empresa Eléctrica de Talca (Emetal) and Empresa Eléctrica de Atacama (Emelat), clients of Endesa Chile.  The Emel Group is a subsidiary of the CGE Group.

(2)         During 2009 we did not have a contract with Saesa.  Sales during this year were the result of government Resolution 88 that forces generators of the CDEC-SIC system to supply energy to distribution companies without contracts.

(3)         Empresa Eléctrica de la Frontera S.A (Frontel) is a subsidiary of Saesa.

(4)         Consumption of Cía. Minera Collahuasi includes the 50% of the contract of GasAtacama with this client and the contracts with Celta.

(5)         Consumption of Group CAP-Compañía Minera del Pacífico S.A. (CMP) includes the contracts with CAP Huachipato, CMP Algarrobo, CMP Hierro Atacama, CMP Los Colorados, CMP Pellets and CMP Romeral.

We compete in the SIC primarily with two generation companies, AES Gener S.A. (Gener) and Colbún S.A. (Colbún).  According to the CDEC-SIC in 2011, Gener and its subsidiaries in the SIC had an installed capacity of 2,355 MW, of which 88.5% was thermoelectric, and Colbún of 2,610 MW, of which 51.7% was thermoelectric.  In addition to these two large competitors, there are a number of smaller entities with an aggregate installed capacity of 2,752 MW that generate electricity in the SIC.

Our primary competitors in the SING are E-CL (GDF Suez Group) and Gener, which have 2,135 MW and 1,465 MW of installed capacity, respectively.  Our direct participation in the SING includes our 182 MW Tarapacá thermal plant, owned by our subsidiary Celta, and our participation through our jointly controlled company, GasAtacama, with 781 MW of installed capacity.  In this Report, the convention is to refer to our capacity of 390 MW (50% of the actual amount) in connection with GasAtacama in proportion to Endesa Chile’s 50% stake.  See “Item 4 C. Organizational Structure” for details on related companies.

Electricity generation companies compete largely on the basis of price, technical experience and reliability.  In addition, because 61.7% of our installed capacity in the SIC comes from hydroelectric power plants, we have lower marginal production costs than companies generating electricity through thermal plants.  Our thermal installed capacity benefits from the LNG terminal.  During periods of extended droughts, however, we may be forced to buy more expensive electricity from thermoelectric generators at spot prices in order to satisfy our contractual obligations.

Directly and through our subsidiaries Pehuenche, Pangue, San Isidro and Endesa Eco, we are the principal operators in the SIC, with 39.5% of the total installed capacity and 44.1% of the physical energy sales of this system in 2011.

In the SING, our subsidiary Celta, and our jointly controlled company GasAtacama, account for 12.5% of the total installed capacity in 2011.  Celta, our subsidiary, has a two-turbine 182 MW thermal power plant connected to the SING which represents 4.0% of the total capacity of the SING.  For Endesa Chile, GasAtacama represents a total of 390 MW or 8.5% of the total capacity in the SING.  For further information regarding to our generation capacity in Chile as of December 31, 2011, please see “— D. Property, Plants and Equipment”.

Operations in Argentina

We participate in electricity generation in Argentina through our subsidiaries Endesa Costanera and El Chocón, with a total of five power plants.  El Chocón owns two hydroelectric power plants, with total installed capacity of 1,328 MW and Endesa Costanera owns three thermal plants, with a total installed capacity of 2,324 MW.  Our hydro and thermal generation plants in Argentina represented 12.0% of the Sistema Interconectado Nacional (the Argentine NIS) installed capacity in 2011.

Our Argentine subsidiaries participate in three new companies, Manuel Belgrano, San Martín and Central Vuelta de Obligado S.A.  These companies were formed to undertake the construction of three new generation facilities for FONINVEMEM.  The first two plants started operations using gas turbines in 2008, with 1,125 MW of aggregate capacity, and as combined cycles as of March 2010, with an additional 572 MW.  The total aggregate capacity of these units is 1,697 MW (848 MW for Manuel Belgrano and 849 MW for San Martín).  We expect that the third plant will start open cycle operations in mid 2013 with an installed capacity of 550 MW, and in combined cycle in mid 2014 with a total installed capacity of 800 MW.

Since 2002, government intervention and energy industry authority actions, including limiting the spot price of electricity by considering the variable cost of generating electricity with natural gas and without considering the hydrological conditions of rivers and reservoirs or the use of more expensive fuels, have led to the lack of investment in the electric power sector.  (See “Item 4 B. Business Overview — Electricity Industry Regulatory Framework” for further detail).

As of December 31, 2011, Endesa Costanera’s installed capacity accounted for 7.9% of the total installed capacity in the Argentine NIS.  Endesa Costanera’s second combined-cycle plant can operate with either natural gas or diesel.  Our 1,138 MW steam turbine power plant also can operate with either natural gas or fuel oil.

El Chocón accounted for 4.5% of the installed capacity in the Argentine NIS as of December 31, 2011.  El Chocón has a 30-year concession, ending in 2023, for two hydroelectric generation facilities with an aggregate of 1,328 MW of installed capacity.  The larger of the two facilities for which El Chocón has a concession of 1,200 MW in installed capacity is the primary flood control installation on the Limay River.  The facility’s large reservoir, Ezequiel Ramos Mejía, enables El Chocón to be one of the Argentine NIS major peak suppliers.  Variations in El Chocón’s water discharge are moderated by El Chocón’s Arroyito facility, a downstream dam with 128 MW of installed capacity.  In November 2008, we finished construction work on the Arroyito dam, and increased the elevation of the reservoir water level, that allows releasing water at an additional 1,150 m3/sec, for a total of 3,750 m3/sec.  The additional energy (69 GWh/year) was sold on the spot market until April 2009 and under “Energy Plus” program thereafter.  Energy Plus program is the offer of new electricity capacity to supply the electricity demand growth, on top of the demand level for electricity in 2005.  (For details on Energy Plus, see “Item 4B - Electricity Industry Regulatory Framework”).

The following table sets forth the installed capacity of our Argentine subsidiaries:

INSTALLED CAPACITY PER SUBSIDIARY IN ARGENTINA (MW)

	As of December 31,
	2009	2010	2011
Endesa Costanera
Endesa Costanera (steam turbines)	1,138	1,138	1,138
Endesa Costanera (combined cycle II)	859	859	859
Central Termoeléctrica Buenos Aires (combined cycle I)	327	327	327
El Chocón
El Chócon (reservoir)	1,200	1,200	1,200
Arroyito (pass-through)	128	128	128
Total	3,652	3,652	3,652

Our total generation in Argentina reached 10,801 GWh in 2011.  Our generation market share was approximately 8.9% of total electricity production in Argentina during 2011.

The following table sets forth the electricity generation of our Argentine subsidiaries:

ELECTRICITY GENERATION PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2009	2010	2011
Endesa Costanera	8,172	7,965	8,397
El Chocón	3,783	2,975	2,404
Total	11,955	10,940	10,801

Hydroelectric generation in Argentina accounted for nearly 22.3% of total generation in 2011, 18.0% lower than in 2010.  This was due to the restrictions of the operation of El Chocón that were imposed by CAMMESA and the drought conditions presented during the year in the Limay River and in the Collón Curá River, the main tributaries of El Chocón.  The monthly flow of the rivers during 2011 and the monthly average is shown in the following table:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
	2011	227	156	106	102	129	176	204	264	290	344	303	218
Limay m3/s	Average	250	178	125	113	167	290	355	362	346	341	359	329
	%	91%	88%	85%	90%	77%	61%	57%	73%	84%	101%	84%	66%

	2011	202	107	76	129	161	269	282	466	538	646	507	224
Collón Curá m3/s	Average	217	122	88	104	266	571	640	581	572	630	649	452
	%	93%	88%	86%	124%	61%	47%	44%	80%	94%	103%	78%	50%

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

GENERATION BY TYPE IN ARGENTINA (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	3,783	31.6	2,975	27.2	2,404	22.3
Thermal generation	8,172	68.4	7,965	72.8	8,397	77.7
Total generation	11,955	100.0	10,940	100.0	10,801	100.0

(1)         Generation minus our own power plant consumption and technical losses.

The amount of energy generated and purchased in the last three years is shown in the following table:

PHYSICAL GENERATION AND PURCHASES IN ARGENTINA (GWh)

	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	11,955	95.8	10,940	95.5	10,801	94.2
Electricity purchases	528	4.2	517	4.5	668	5.8
Total (1)	12,483	100.0	11,457	100.0	11,469	100.0

(1)         Energy generation plus energy purchases differ from electricity sales due to own power plant consumption of electricity.

The distribution of physical sales in Argentina, in terms of customer segment and per subsidiary, is shown in the following tables:

PHYSICAL SALES PER CUSTOMER SEGMENT IN ARGENTINA (GWh)

	Year Ended December 31,
	2009		2010		2011
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,128	17.2	2,142	18.8	2,145	18.8
Non-contracted sales	10,278	82.8	9,236	81.2	9,236	81.2
Total electricity sales	12,405	100.0	11,378	100.0	11,381	100.0

PHYSICAL SALES PER SUBSIDIARY IN ARGENTINA (GWh)

	Year Ended December 31,
	2009	2010	2011
Endesa Costanera	8,284	8,018	8,493
El Chocón	4,122	3,361	2,888
Total	12,405	11,378	11,381

During 2011, Endesa Costanera served an average of 66 unregulated customers.  Endesa Costanera has no contract with distribution companies.  Given the regulatory measures adopted since 2003, the current Argentine electricity industry price scenario makes sales to distribution companies less attractive than sales to the wholesale market.

The following table sets forth Endesa Costanera’s sales to its largest unregulated customers for each of the periods indicated:

ENDESA COSTANERA’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales
YPF	122	15.8	188	25.7	152	20.6
Cencosud	71	9.2	70	9.6	73	9.9
Transclor	58	7.5	60	8.2	61	8.3
Peugeot	48	6.2	59	8.0	31	4.2
Rasic Hnos	40	5.5	39	5.3	39	5.3
Solvay (1)	96	12.4	22	3.1	23	3.1
Total sales to our largest unregulated customers	435	56.6	438	59.9	379	51.4

(1)         Since September 2009, the contract with Solvay started to decline, because Solvay started to supply part of their consumption with a cogeneration plant.

Sales to the pool market amounted to 7,756 GWh in 2011. During 2011, as in prior years, Endesa Costanera, acting through our affiliate Endesa Cemsa (Cemsa), negotiated with a number of suppliers (producers and traders), which allowed Endesa Costanera to maintain its natural gas needs diversified, with an average available daily volume of 3.17 million m3.

During 2011, El Chocón served an average of 21 unregulated customers.  El Chocón has no contract with distribution companies.  The following table sets forth sales by volume to El Chocón’s largest unregulated customers for each of the periods indicated:

EL CHOCON’S MAIN CUSTOMERS (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sale
Minera Alumbrera	542	40.0	505	35.8	500	35.5
Air Liquide	122	9.0	131	9.3	161	11.4
Profertil (Cemsa) (1)	115	8.5	112	7.9	113	8.0
Praxair	80	5.9	87	6.2	91	6.4
Chevron	120	8.8	91	6.4	83	5.9
Acindar (Cemsa) (1)	75	5.5	80	5.7	80	5.7
Total sales to our largest unregulated customers	1,054	77.7	1,006	71.3	1,028	72.9

(1)           Profertil and Acindar do not have contracts with El Chocón, but are served through Cemsa, Enersis’ affiliate.

El Chocón does not have the right to terminate the operating agreement, unless we fail to perform our obligations under the agreement.  Under the terms of the operating agreement, we are entitled to a fee payable in dollars based on El Chocón’s annual gross revenues, payable in monthly installments.  The management fee for 2009, 2010 and 2011 was $ 2.4 million, $ 2.3 million and $ 2.1 million, respectively.

Electricity demand in the Argentine NIS increased 5.1% during 2011.  Total electricity demand was 104,592 GWh in 2009, 110,767 GWh in 2010 and 116,418 GWh in 2011.  Our Argentine subsidiaries compete with all the major power plants connected to the Argentine NIS.  According to the installed capacity reported by CAMMESA in the monthly report for December 2011, our major competitors in Argentina are the state-controlled company Enarsa (with an installed capacity of 989 MW), nuclear units -NASA- (1,005 MW) and the binational hydroelectric units Yacyretá and Salto Grande (3,675 MW in total).  The main private competitors are: AES Group, Sociedad Argentina de Energía S.A. (Sadesa), and Pampa Energía.  The AES Group has nine power plants connected to the Argentine NIS with a total capacity of 2,754 MW (44% of which is hydro) and one plant that is not connected to the Argentine NIS that delivers energy to the Chilean SING, Termo Andes, with a total capacity of 411 MW.  Sadesa owns a total of approximately 3,813 MW, the most important of which are Piedra del Águila (hydro, 1,400 MW) and Central Puerto (thermal, 1,777 MW), while Pampa Energía, with 2,181 GWh, competes with us with five power plants, Diamante and Nihuiles (both hydro, 630 MW in total), and Güemes, Loma de la Lata and Piedra Buena (thermal, 1,551 MW in total).

Generation in Brazil

Endesa Brasil consolidates operations of Endesa Fortaleza and Cachoeira Dourada, two generation companies; CIEN, which transmits electricity from two transmission lines between Argentina and Brazil; CTM and TESA, subsidiaries of CIEN, which are owners of the Argentine side of the lines; Ampla, the second largest electricity distribution company in the State of Rio de Janeiro; and Coelce, which is the sole electricity distributor in the State of Ceará.

As of December 2011, we had a total installed capacity of 987 MW in Brazil.  Of this amount, 665 MW corresponds to Cachoeira Dourada and 322 MW to Endesa Fortaleza.

The following table sets forth information relating to Enersis’ installed capacity in Brazil:

INSTALLED CAPACITY IN BRAZIL (MW) (1)

	(MW)
	2009	2010	2011
Cachoeira Dourada (hydro)	665	665	665
Endesa Fortaleza (thermal)	322	322	322
Total	987	987	987

(1)         Total installed capacity is defined as the maximum MW capacity of generation units under specific technical conditions and characteristics.

The following table sets forth the physical energy production of Cachoeira Dourada and Endesa Fortaleza:

OUR PHYSICAL PRODUCTION IN BRAZIL (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Cachoeira Dourada	2,820	85.0	3,430	67.3	3,121	75.1
Endesa Fortaleza	499	15.0	1,665	32.7	1,033	24.9
Total	3,319	100.0	5,095	100.0	4,155	100.0

The following table sets forth the levels of electricity production and purchases for our Brazilian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN BRAZIL (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity production	3,319	47.0	5,095	74.5	4,155	60.6
Electricity purchases	3,742	53.0	1,746	25.5	2,699	39.4
Total (1)	7,061	100.0	6,841	100.0	6,854	100.0

(1)          Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

Cachoeira Dourada is a hydroelectric company with an installed capacity of 665 MW located in southern Brazil.  It has long-term contracts with 34 distribution companies due to the bids carried out for regulated consumers by the Contratos de Comercialização de Energia no Ambiente Regulado (CCEAR).  The contract sales with regulated clients were for 1,159 GWh.  Additionally, during 2011, Cachoeira had medium-term contracts with 17 unregulated clients with an average duration of three years and short term contracts with 22 unregulated clients.  Cachoeira’s sales to unregulated clients were 2,149 GWh.

The following table sets forth certain statistical information regarding Cachoeira Dourada’s electricity sales:

	Year ended December 31,
	2009		2010		2011
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	3,411	88.3	3,440	89.8	3,307	83.0
Non-contracted sales	451	11.7	392	10.2	679	17.0
Total electricity sales	3,862	100.0	3,833	100.0	3,986	100.0

Endesa Fortaleza is wholly-owned by Endesa Brasil.  Endesa Fortaleza owns a combined-cycle plant which uses natural gas.  The plant is located 50 kilometers from the capital of the Brazilian state of Ceará, and it began commercial operations in 2003.  Since January 2010 Endesa Fortaleza has had availability of natural gas from the Pecem regasification terminal.

The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

	Year ended December 31,
	2009	2010	2011
Electricity sales (GWh)	3,007	2,957	2,842

Endesa Fortaleza’s market share is 0.3% of the total installed capacity of the Brazilian system and 1.0% of the thermoelectric generators.

Fortaleza has a long-term contract with Coelce which expires in 2023.  The following table sets forth certain statistical information regarding Endesa Fortaleza’s electricity sales:

	Year ended December 31,
	2009		2010		2011
	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume	(GWh)	% of Sales Volume
Contracted sales	2,918	97.1	2,690	91.0	2,690	94.7
Non-contracted sales	88	2.9	267	9.0	152	5.3
Total electricity sales	3,007	100.0	2,957	100.0	2,842	100.0

Operations in Colombia

Until August 2007, our generation operations in Colombia were carried out through Betania and Emgesa.  These companies were merged into Betania, which then changed its name to Emgesa S.A. E.S.P., or Emgesa.  We hold a 16.1% stake in Emgesa as of December 31, 2011, which we control and consolidate through Endesa Chile pursuant to a shareholder’s agreement with an Endesa Spain subsidiary, who owns 21.6%.

As of December 31, 2011, our Colombian subsidiary operated 12 generation facilities in Colombia, with a total installed capacity of 2,914 MW.  Emgesa has 2,470 MW in hydroelectric plants and 444 MW in thermoelectric plants.  Our hydroelectric and thermal generation plants in Colombia represent 20.2% of the country’s total electricity generation capacity as of December 2011.

The following table sets forth the installed generation capacity of our Colombian subsidiaries for the last three years:

INSTALLED CAPACITY IN COLOMBIA (MW) (1)

	Year ended December 31,
	2009	2010	2011
	(MW)
Emgesa
Guavio (reservoir)	1,213	1,213	1,213
Cadena Nueva (reservoir/pass-through) (2)	601	601	601
Betania (reservoir)	541	541	541
Termozipa (steam turbine/coal)	236	236	236
Cartagena (steam turbine/natural gas + diesel oil)	208	208	208
Minor Plants (pass-through) (3)	96	116	116
Total	2,895	2,914	2,914

(1)         The figure includes the capacity used for power plant consumption.

(2)         Includes two power plants named La Guaca and Paraíso.

(3)         As of December 31, 2011 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio, which started operations in May 2010.

Approximately 85% of our installed capacity in Colombia is hydroelectric.  As a result, our physical generation depends on the reservoir levels and rainfalls.  Our generation market share in Colombia was 22.6% in 2009, 19.8% in 2010 and 20.6% in 2011.  In addition to hydrological conditions, the amount of generation depends on our commercial strategy.  Companies are free to offer their electricity at prices driven by market conditions and are dispatched by a centralized operating entity to generate according to the prices offered, as opposed to being dispatched according to the operating costs, as in other countries in which we operate.

During 2011, thermal generation represented 3.9% of total generation and hydroelectric generation represented the remaining 96.1% of our generation in Colombia.  During 2011, hydrological conditions were favorable in Colombia, with around 134% of historic average rainfalls.  For Emgesa, the flows in the Guavio River Basin were a little below average (96%) while those of the Magdalena River (Betania) and Bogotá River (Cadena Nueva) were more favorable, as the following table shows:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
	2011	19	16	59	113	121	110	77	54	66	70	69	46	68
Guavio River m3/s	Average	18	20	30	66	105	137	142	108	75	64	53	31	71
	%	102%	82%	195%	170%	115%	80%	54%	50%	89%	110%	131%	145%	96%

	2011	266	305	432	703	799	655	692	318	377	366	566	841	527
Magdalena River	Average	285	299	352	459	513	583	617	474	351	379	443	394	429
m3/s	%	93%	102%	123%	153%	156%	112%	112%	67%	108%	97%	128%	213%	123%

	2011	32	40	65	107	138	88	48	48	40	69	103	108	74
Bogotá River	Average	22	22	25	33	40	37	35	30	26	35	43	33	32
m3/s	%	149%	182%	261%	322%	343%	235%	138%	161%	150%	198%	237%	325%	232%

The volumes and percentages of hydroelectric and thermal generation are shown in the following table:

GENERATION BY TYPE IN COLOMBIA (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	11,700	92.3	10,253	90.9	11,620	96.1
Thermal generation	974	7.7	1,030	9.1	470	3.9
Total generation	12,674	100.0	11,283	100.0	12,090	100.0

(1)   Generation minus power plant own consumption and technical losses.

Regarding fuel supplies, Emgesa has signed medium-term contracts with various local coal suppliers and a contract for special fuel oil with Petróleos del Milenio C. I. S.A. (Petromil). These contracts allow compliance with the thermal plants requirements in order to receive the charge for reliability.

The following table sets forth the levels of electricity production and purchases for our Colombian subsidiaries for the past three years:

PHYSICAL PRODUCTION AND PURCHASES IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity production	12,674	74.7	11,283	75.4	12,090	79.3
Electricity purchases	4,284	25.3	3,678	24.6	3,163	20.7
Total (1)	16,958	100.0	14,961	100.0	15,254	100.0

(1)           Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

The only interconnected electricity system in Colombia is the Sistema Interconectado Nacional the “Colombian NIS.”  Electricity demand in the Colombian NIS increased 1.8% during 2011.  Total electricity consumption was: 54,679 GWh in 2009, 56,148 GWh in 2010 and 57,150 GWh in 2011.

The generation in Colombia’s electricity market has been affected by the agreement on International Energy Transactions governing the interconnection with Ecuador’s electricity system, which began operations in 2003.  During 2011 physical sales to Ecuador were 1,295 GWh, 497 GWh more than the 798 GWh sold in 2010.  Energy imports from Ecuador to Colombia were 10 GWh in 2010 and 8 GWh in 2011.

In addition, Colombia has some interconnection links with Venezuela which operate under exceptional circumstances as required by either of the two countries.  In early April 2011, Colombia and Venezuela signed an agreement to supply energy to Venezuela as part of the normalization of commercial relations as agreed by presidents Juan Manuel Santos and Hugo Chávez. The agreement also includes the import of gasoline and diesel from Venezuela. The energy exported was sold under a contract that expired in January 2012.  The total energy exported was 249 GWh in 2011, compared to none in 2010.

The distribution of our physical sales in Colombia, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales	11,960	71.2	10,946	73.9	10,544	69.8
Non-contracted sales	4,847	28.8	3,871	26.1	4,568	30.2
Total electricity sales	16,806	100.0	14,817	100.0	15,112	100.0

During 2011, Emgesa served an average of 820 contracts with 382 unregulated customers and 14 distribution and trading companies.  Emgesa’s sales to our distribution company, Codensa, accounted for 47.8% of our total contracted sales in 2011.  Physical sales to the five largest unregulated customers represented 5.8% of total contracted sales.

The following table sets forth our sales by volume to our largest distribution customers in Colombia for the last three years:

MAIN DISTRIBUTION AND TRADING CUSTOMERS IN COLOMBIA (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales

Codensa	4,697	39.3	4,296	39.2	5,035	47.8
Cía. Energética del Tolima (Enertolima)	471	3.9	501	4.6	—	—
Electrificadora de la Costa (Electrocosta)	517	4.3	555	5.1	—	—
Electrificadora del Caribe (Electrocaribe)	954	8.0	352	3.2	360	3.4
Empresas Públicas de Medellín (EPM)	720	6.0	1,716	15.7	760	7.2
Electrificadora del Meta (Meta)	163	1.4	175	1.6	82	0.8
Electrificadora del Huila	223	1.9	236	2.2	416	3.9
Total sales to our largest distribution customers	7,746	64.8	7,831	71.5	6,653	63.1

Our most important competitors in Colombia include the following state-owned companies: Empresas Públicas de Medellín (with an installed capacity of 3,252 MW) and Isagen (with an installed capacity of 2,102 MW).  We also compete with the following private sector companies in Colombia: Chivor (1,000 MW), which is owned by Gener; Colinversiones, with an installed capacity of 1,941 MW, which includes Termoflores and Epsa; and Gecelca with an installed capacity of 1,208 MW.

Operations in Peru

Through our subsidiary Edegel, we operate a total of nine generation facilities in Peru, with a total installed capacity of 1,668 MW, as of December 2011.  Edegel owns seven hydroelectric power plants, with a total installed capacity of 746 MW, two of which are located 280 kilometers from Lima and five of which are located approximately 50 kilometers from Lima.  The company has two thermal plants, which represent the remaining 922 MW of total installed capacity.  Our hydroelectric and thermal generation plants in Peru represent 26.0% of the country’s total electricity generation capacity according to the information reported in December 2011 by the Organismo Supervisor de la Inversión en Energía y Minería, Supervisory Entity of the Investment on Energy and Mining (Osinergmin).

The following chart sets forth Edegel’s installed capacity, which has remained virtually unchanged in 2009-2011:

INSTALLED CAPACITY IN PERU (MW)

	Year Ended December 31,
	2009	2010	2011

Edegel S.A.
Ventanilla (thermal)	493	493	493
Santa Rosa (thermal)	430	429	429
Huinco (hydroelectric)	247	247	247
Chimay (hydroelectric)	151	151	151
Matucana (hydroelectric)	129	129	129
Callahuanca (hydroelectric)	80	80	80
Moyopampa (hydroelectric)	65	66	66
Yanango (hydroelectric)	43	43	43
Huampaní (hydroelectric)	30	30	30
Total	1,668	1,668	1,668

Our generation market share was 26.0% of total electricity production in Peru in 2011.

HYDRO/THERMAL GENERATION IN PERU (GWh)(1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Hydroelectric generation	4,564	55.9	4,405	52.0	4,615	50.4
Thermal generation	3,599	44.1	4,061	48.0	4,538	49.6
Total generation	8,163	100.0	8,466	100.0	9,153	100.0

(1)           Generation minus power plant own consumption and technical losses.

Hydrological generation represented 50.4% of Edegel’s total production in 2011.  For Edegel, all hydrological contributions were above their historical average in 2011:  in the Rimac River Basin (Huinco, Matucana, Callahuanca, Moyopampa, Huampaní) hydrological contributions were 126%; in the Tulumayo River (Yanango) hydrological contributions were 108% and in the Tarma River (Chimay) hydrological contributions were 114%, as detailed below in relation to an average year:

		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Average
	2011	69	81	64	59	28	18	14	12	13	13	18	41	36
Rimac River m3/s	Average	42	58	60	40	21	15	12	10	11	13	17	27	27
	%	165%	140%	107%	145%	132%	121%	114%	115%	121%	95%	106%	152%	126%

	2011	153	249	184	136	67	38	36	25	36	67	72	125	99
Tulumayo River	Average	128	155	152	108	59	43	41	39	46	63	72	94	83
m3/s	%	120%	160%	121%	125%	112%	88%	87%	65%	78%	106%	99%	134%	108%

	2011	30	58	53	43	21	13	12	9	9	15	13	26	25
Tarma River	Average	34	43	42	29	15	11	10	9	10	13	16	22	21
m3/s	%	90%	134%	124%	148%	141%	121%	122%	95%	88%	110%	81%	115%	114%

The portion of electricity supplied by Edegel’s own generation was 95.1% of total physical sales, requiring only a small amount of purchases to satisfy contractual obligations to customers.

Edegel has gas supply, transportation and distribution contracts for its Ventanilla and Santa Rosa facilities.  During 2007, the gas pipeline Camisea-Lima, owned by Transportadora del Gas del Perú S.A. (TGP), reached its full capacity.  However, in May 2008, TGP started implementing restrictions on the gas transfer through the pipeline.  In order to guarantee the transportation capacity for its natural gas demand, Edegel modified its agreements during 2007 and 2008, shifting from interruptible to firm mode, with a capacity of 1.5 million m3/d (from August 2008 to July 2009) and 2.7 million m3/d (from August 2009 to July 2019).  Going forward, Edegel expects that it will count on sufficient natural gas capacity for the combined cycle Ventanilla plant and part of Santa Rosa.  In addition, in 2009 Edegel extended the contract for transportation and distribution from August 2019 to 2025 at a level of 2.1 million m3/d.

In August 2010, TGP awarded 0.5 million m3/d in firm transport capacity to Edegel from August 2010 until the end of 2019, in the TGP 14th open season.

In August 2010, the authority published regulation that enables the secondary market for transport and supply of natural gas.

PHYSICAL GENERATION AND PURCHASES IN PERU (GWh) (1)

	Year ended December 31,
	2009		2010		2011
	(GWh)%		(GWh)%		(GWh)%
Electricity generation	8,163	96.0	8,466	96.5	9,153	95.1
Electricity purchases	337	4.0	305	3.5	469	4.9
Total(1)	8,499	100.0	8,771	100.0	9,622	100.0

(1)           Electricity generation plus electricity purchases differ from electricity sales due to transmission losses, as power plant consumption and technical losses have already been deducted.

The Sistema Eléctrico Interconectado Nacional (SEIN in its Spanish acronym), is the only interconnected system in Peru.  Electricity sales in the SEIN increased 7.5% during 2011 compared to 2010, reaching total annual sales of 31,775 GWh.

The distribution of Edegel’s physical sales, in terms of customer segment, is shown in the following table:

PHYSICAL SALES PER CUSTOMER SEGMENT IN PERU (GWh)

	Year ended December 31,
	2009		2010		2011
	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume	Sales (GWh)	% of Sales Volume
Contracted sales (1)	7,565	90.9	7,550	87.8	8,632	91.3
Non-contracted sales	755	9.1	1,049	12.2	818	8.7
Total electricity sales	8,321	100.0	8,598	100.0	9,450	100.0

(1) Includes sales to distributors without contracts.

During 2011, Edegel had five regulated customers.  Edegel has had contracts since 1997 with Luz del Sur and Edelnor, our distribution company.  Edegel also won the bids launched by other distributors during 2006 and 2007.  The company has eleven unregulated customers.  Sales to unregulated customers represented 30.0% of Edegel’s total contracted sales in 2011.

During 2011, only one long-term tender was called in Peru by the distributor Luz del Sur.  The distributors participating in the process were Luz del Sur, Edelnor and Edecañete.  The period tendered was 2018-2027, with an energy requirement of approximately 2,500 GWh/year.  An amount of 2,245 GWh were granted to Cerro del Águila, Celepsa, Egesur, Enersur and Fenix. The remaining 255 GWh were declared void.

The following table sets forth our sales by volume to our largest customers in Peru for each of the periods indicated:

MAIN CUSTOMERS IN PERU (GWh)

	Year ended December 31,
	2009		2010		2011
	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales	Contracted Sales (GWh)	% of contracted Sales
Distribution companies:
Edelnor (Regulated) (1)	2,663	35.2	4,072	53.9	4,173	48.3
Luz del Sur (Regulated) (1)	949	12.5	917	12.1	1,539	17.8
ElectroSurMedio	128	1.7	112	1.5	150	1.7
SEAL	56	0.7	169	2.2	99	1.1
Total sales to our largest distribution companies	3,795	50.2	5,270	69.8	5,960	69.1

Unregulated customers:
ElectroPerú (2)	1,821	24.1	—	—	—	—
Refinería Cajamarquilla	614	8.1	974	12.9	1,320	15.3
Antamina	652	8.6	668	8.9	708	8.2
Siderúrgica del Perú	253	3.3	263	3.5	288	3.3
Creditex	—	—	5	0.1	78	0.9
Total sales to our largest unregulated companies	3,339	44.1	1,910	25.3	2,394	27.7
Total sales to our largest customers	7,135	94.4	7,180	95.1	8,354	96.8

(1)         The figures for Edelnor and Luz del Sur represent sales under bilateral contracts with Edegel only, and not withdrawals of these companies assigned to Edegel for non contract-related consumption.  The energy sold to these distributors includes the amount granted to Edegel in the bids realized since 2006.

(2)        Since 2006, ElectroPerú has been a customer of Edegel due to a merger with Etevensa.  The contract with ElectroPerú expired in September 2009.

Our most important competitors in Peru are Enersur (GDF-Suez group, with an installed capacity of 1,011 MW); ElectroPerú (state-owned competitor, with an installed capacity of 964 MW); Egenor (Duke Energy Group, with an installed capacity of 635 MW); and Kallpa (Inkia Energy group, with an installed capacity of 578 MW).

Electricity Transmission Business Segment

CIEN

CIEN is wholly-owned by Endesa Brasil, and we hold a 54.3% economic interest in CIEN.  CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line between Argentina and Brazil.  CIEN represented 0.9% of our 2011 operating revenues and 1.0% of our operating income, both before consolidation adjustments.  Since April 2011, CIEN has been recognized by the local authority as a “regulatory asset,” and therefore a participant in the basic Brazilian grid.  Therefore, it will receive fixed payments called Permitted Annual Compensation (RAP in its Brazilian acronym).

CIEN allows for the energy integration of Mercosur and the import and export of electricity between Argentina, Uruguay and Brazil.  It has two transmission lines covering a distance of 500 kilometers between Rincón in Argentina and the Santa Catarina substation in Brazil, and a total installed capacity of 2,100 MW.

Electricity Distribution Business Segment

Our electricity distribution business is conducted in Chile through Chilectra, in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa and EEC, and in Peru through Edelnor.  For the year ended December 31, 2011, our distribution subsidiaries sold 69,552 GWh of electricity.  For more information on energy sales by our distribution subsidiaries for the past five fiscal years, see “Item 3. Key Information — A. Selected Financial Data.”  Currently, Chilectra is the technical operator of Edesur, Edelnor, Ampla and Coelce, but does not receive operator fees.

Chilectra

Chilectra is one of the largest electricity distribution companies in Chile in terms of the number of the regulated clients, distribution assets and energy sales. Chilectra had consolidated operating income of Ch$ 120 billion for the year ended December 31, 2011.  Our interest in Chilectra is 99.1%. Chilectra operates in a concession area of 2,118 square kilometers.  Chilectra transmits and distributes electricity in 33 municipalities of the Metropolitan Region.  Its service area is defined primarily as a high density area under the Chilean tariff regulations governing electricity distribution companies and includes all residential, commercial, industrial, governmental, and toll customers.  The Metropolitan Region, where the capital city of Santiago is located, is Chile’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country.  As of December 31, 2011, Chilectra distributed electricity to approximately 1.6 million customers.  Chilectra also has direct equity stakes in foreign distribution subsidiaries controlled by us.  Chilectra’s energy losses were 5.5% in 2011, compared to 5.8% in 2010.  This decrease in energy losses is due to the effectiveness of energy loss plans focused on technical inspections and loss management, among others.

For the fiscal year ended December 31, 2011, residential, commercial, industrial and other customers, who are primarily public and municipal, represented 26%, 27%, 23% and 25%, respectively, of Chilectra’s total energy sales of 13,697 GWh, an increase of 4.6% in comparison with 2010.  For the year ended December 31, 2011, revenues from electricity sales were Ch$ 936 billion.  Total energy purchases reached Ch$ 728 billion, of which Ch$ 191 billion were from Endesa Chile, a decrease in comparison with 2010, when Ch$ 306 billion were purchased from Endesa Chile.

Edesur

Edesur is the second largest electricity distribution company in Argentina in terms of energy purchases after Edenor, an unrelated company.  Our economic interest in Edesur is 65.4%.  Edesur operates in a concession area of 3,309 square kilometers.  Edesur distributes electricity in the south-central part of the greater Buenos Aires metropolitan area.  Its service area comprises the major business district of Buenos Aires and several residential areas of the southern part of Buenos Aires.  As of December 31, 2011, Edesur distributed electricity to 2.4 million customers.  Residential, commercial, industrial and other customers, primarily public and municipal, represented 42%, 26%, 8% and 24%, respectively, of Edesur’s total energy sales.  It had energy losses of 10.5% in 2011, the same as in 2010.  For the year ended December 31, 2011, revenues from electricity sales amounted to Ch$ 252 billion.  In 2011, Edesur’s physical energy sales amounted to 17,233 GWh.  Total energy purchases were Ch$ 141 billion.

Ampla

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil in terms of the number of clients and annual energy sales.  As of December 31, 2011, we owned a 70.2% economic interest in Ampla.  Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.6 million customers in a concession area of 32,615 square kilometers, with an estimated population of 8.0 million.  As of December 31, 2011, residential, commercial, industrial and other customers represented 38%, 18%, 12% and 32%, respectively, of Ampla’s total sales of 10,223 GWh.  For the year ended December 31, 2011, revenues from electricity sales amounted to Ch$ 901 billion.  As of December 31, 2011, Ampla’s energy losses were 19.7%, compared to 20.5% in 2010.  Total energy purchases were Ch$ 368 billion.

Coelce

We hold a 35.3% economic interest in Coelce, the sole electricity distributor in the State of Ceará, in northeastern Brazil.  As of December 31, 2011, Coelce served over 3.2 million customers within a concession area of 148,825 square kilometers.  During 2011, Coelce had annual sales of 8,970 GWh, an increase of 1.4% in comparison with 2010.  Revenues from electricity sales represented Ch$ 760 billion.

As of December 31, 2011, residential, commercial, industrial and other customers represented 34%, 19%, 14% and 33%, respectively, of Coelce’s total energy sales. As of such date, Coelce’s energy losses were 11.9%, compared to 12.1% in 2010.  Total energy purchases were Ch$ 336 billion, 37% of which were purchased from Endesa Fortaleza and the other 63% from CCEARs.

Codensa

We hold a 21.7% economic interest in Codensa, and due to a transfer of rights from another Endesa Spain subsidiary we appoint the majority of the Board members and control this company.  Codensa is an electricity distribution company that serves a concession area of 14,087 square kilometers in Bogotá and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá.  More than 9.6 million people live in Codensa’s service area, where it serves approximately 2.5 million customers.  For the year ended December 31, 2011, revenues from electricity sales amounted to Ch$ 645 billion.  During 2011, Codensa’s annual sales reached

12,552 GWh, an increase of 3.4% in comparison with 2010.  Of these sales, residential, commercial, industrial and other customers represented 35%, 16%, 7% and 42%, respectively.

Since 2001, Codensa only services regulated clients.  The unregulated market is serviced directly by our generation company, Emgesa, with the exception of the public lighting in Bogotá.  In 2011, Codensa had energy losses of 7.8%, versus 8.2% in 2010.  Total energy purchases were Ch$ 327 billion, 32.9% of which were purchased from Emgesa and 67.1% from other suppliers.

EEC

In 2009, the Colombian government awarded DECSA an 82% shareholding in EEC. Codensa owns 49% of DECSA.  EEC is an electricity distribution company that serves a concession area of 5,186 square kilometers in the Department of Cundinamarca.  It serves approximately 121 thousand customers.  For the year ended December 31, 2011, revenues from electricity sales amounted to Ch$ 32 billion.  EEC’s annual sales reached 305 GWh, an 18.2% decrease compared to 2010, and energy losses reached 20.2%, compared to 17.7% in 2010.  Total energy purchases were Ch$ 11 billion.

Edelnor

As of December 31, 2011, we owned a 57.5% economic interest in Edelnor, our Peruvian electricity distribution company.  Edelnor operates in a concession area of 2,440 square kilometers.  For the year ended December 31, 2011, the company had revenues from electricity sales of Ch$ 303 billion.  Edelnor has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department, such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao.  As of December 31, 2011, Edelnor distributed electricity to approximately 1.1 million customers, an increase of 4.2% from December 31, 2010.  For the year ended December 31, 2011, Edelnor had total energy sales of 6,572 GWh, an increase of 7.3% over 2010.  Edelnor had energy losses of 8.2% in 2011, compared to 8.3% in 2010.  Total energy purchases reached Ch$ 173 billion, of which Ch$ 116 billion was from the related parties Edegel and EEPSA.

Non-Electricity Businesses

Inmobiliaria Manso de Velasco (IMV)

IMV, a wholly-owned subsidiary, develops real estate projects in Chile and represents less than 0.2% of our 2011 operating revenues before consolidation adjustments.

ELECTRICITY INDUSTRY REGULATORY FRAMEWORK

Chile

Industry Overview

Industry Structure

The Chilean electricity industry is divided into three business segments: generation, transmission and distribution.  These business segments are carried out by publicly-owned private sector companies.  The state’s role is circumscribed to regulation, supervision and indicative investment planning through non-binding recommendations in the case of the generation and transmission businesses.

The following chart shows the relationships among the various actors in the Chilean market:

The generation segment comprises a group of electricity companies who own generating plants, which energy is transmitted and distributed to end consumers.  This segment is characterized by being a competitive market which operates under market-driven conditions.  They sell their production to distribution companies, unregulated customers, other generation companies, and their surpluses on the spot market.

The transmission system comprises a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution.  Transmission in Chile is defined as lines or substations with a voltage or tension higher than 23 kV.  The transmission system is open access and transmission companies may impose rights of way over the available transmission capacity through the payment of tolls.

The distribution segment is defined for regulatory purposes as all electricity supplies to end users at a voltage no higher than 23 kV.  Distribution companies operate under a distribution public utility concession regime, with service obligation and regulated tariffs for supplying regulated customers.

The distribution companies supply both regulated customers, whose demand is less than 500 kW, a segment for which the price and supply conditions are the result of tender processes regulated by the government’s National Energy Commission, and  unregulated customers, with bilateral agreements with the generators, whose conditions are freely negotiated and agreed.

Consumers are classified according to the size of demand, as follows: i) unregulated customers, those with a connected capacity over 2,000 kW; ii) regulated customers, whose connected capacity is no more than 2,000 kW; and iii) customers that opt for either a regulated-tariff or an unregulated regime, for a minimum period of four years in each regime, available to consumers whose connected capacity falls in the range of 500 kW-2,000 kW.

In Chile, there are four separate interconnected electricity systems.  The main systems that cover the most populated Chilean areas are the SIC, which services the central and south central part of the territory, where 93% of the Chilean population lives, and the SING, which operates in the northern part of the country, where most of the mining industry is located, and where 6% of the Chilean population lives.  In addition to the SIC and the SING, there are two isolated systems in southern Chile that provide electricity in remote areas, where 1% of the population lives.

The operation of electricity generation companies in each of the two major interconnected electricity systems is coordinated by their respective dispatch center, or CDEC, an autonomous entity that involves generators, transmission companies and large customers.  A CDEC coordinates the operation of its system with an efficiency criterion in which the lowest marginal cost producer is usually required to satisfy demand at any moment in time.  As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible production cost available in the system.  The marginal cost used is the price at which generators trade energy on an hourly basis, involving both their injections into the system and their withdrawals or purchases for supplying their customers.

Principal Regulatory Authorities

The Ministry of Energy develops and coordinates plans, policies and standards for the proper operation of the sector, approves tariffs and node prices set by the CNE, and regulates the granting of concessions to electricity generation, transmission and distribution companies.

The Chilean National Energy Commission (CNE in its Spanish acronym) is the technical entity in charge of defining prices, technical standards and regulatory requirements.

The Superintendency of Electricity and Fuels (SEF) monitors the proper operation of electricity, gas and fuel sectors in compliance with the law in terms of safety, quality, and technical standards.

The Ministry of the Environment is responsible for the development and application of regulatory and policy instruments that allow the protection of natural resources, the promotion of environmental education and the control of pollution, among other matters.  It is also responsible for administering the environmental impact assessment system at the national level, coordinating the preparation of environmental standards and establishing the programs for compliance with the standards.

The Anti-Trust Entities are responsible for preventing, investigating and correcting any threats to free market competition and any anti-competitive practices by companies in a monopoly position.  These entities include:

•         Free-Market Competition Tribunal (TDLC in its Spanish acronym).  This is a special and independent jurisdictional entity, subject to the directive, correctional and economic authority of the Supreme Court, whose function is to prevent, correct and sanction threats to free-market competition.

•         National Economic Attorney (FNE in its Spanish acronym).  This is the attorney general in economic matters and is responsible for investigating and prosecuting all anti-trust conduct before the Resolutory Commission and other tribunals.

•         The Panel of Experts acts as a tribunal in electricity matters arising from disputes between participants in the electricity market and the authority in certain tariff processes.  It issues enforceable resolutions and comprises experts in industry matters, five engineers or economists and two lawyers, all of whom are elected every six years by the Free-Market Competition Tribunal.

•         There are also other entities related to the energy sector: the Chilean Nuclear Energy Committee in charge of research, development, use and control of nuclear energy, and the Chilean Energy Efficiency Agency, in charge of promoting energy efficiency.

The Electricity Law

General

Since its inception, the Chilean electricity industry has been developed by private sector companies.  Nationalization was carried out during the period 1970-73.  During the 1980s, the sector was reorganized through the Electricity Law or Decree with Force of Law #1 (DFL 1), allowing participation of private capital in the electricity sector.  By the end of the 1990s, foreign companies had a majority participation in the Chilean electricity system.

The goal of the Chilean Electricity Law is to provide incentives to maximize efficiency and to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government by establishing objective criteria for setting prices.  The expected result is an economically efficient allocation of resources.  The regulatory system is designed to provide a competitive rate of return on investment to stimulate private investment, while ensuring the availability of electricity to all who request it.

DFL 1 was published in 1982 and has had only two important changes.  The first one took place in 2004 to encourage investments in transmission lines.  The second one was in 2005 to create long-term contracts between generation and distribution companies as part of a bid process.

The present text of the law was restated in DFL No 4 of 2006, which is complemented with a series of regulations and standards.

Limits and Restrictions

The owners of the main transmission system must be constituted as limited liability stock companies and cannot take part in the electricity generation or distribution businesses.

Individual participation in the main transmission system (“STT”) by companies operating in another electricity or unregulated customer segment cannot exceed, directly or indirectly, 8% of the total investment of the STT.  The combined participation of such agents in the STT must never exceed 40% of the investment value.

The water utility services law also sets restrictions on overlapping in electricity distribution company concession areas with those of water distribution and sewage services.

There are no special or specific restrictions on generating activity in terms of market concentration.

Regulation of Generation Companies

Concessions

The law permits generation activity without a concession.  However, companies may apply for a concession to facilitate access to third-party properties.  Third-party property owners are entitled to compensation, which may be agreed to by the parties or, if there is no agreement, it may be determined by an administrative proceeding that may be appealed in the Chilean courts.

Dispatch and Pricing

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

Sales to Distribution Companies and Certain Regulated Customers

Prior to 2005, sales to distribution companies for resale to regulated customers were made through contracts at regulated prices set by CNE (node prices) in effect at the relevant locations (or nodes) on the interconnected system through which such electricity was supplied.  Since 2005, all new contracts between generation and distribution companies for the electricity supply to regulated customers must arise from international bids which have a maximum offer energy price based on the average price paid by the unregulated customers at the time that the bid takes place, which is calculated twice a year by the CNE.  If a first bid is unsuccessful, authorities may increase this maximum price by an additional 15%.  The bids are awarded on a minimum price basis.  The average prices associated with these bids are transferred directly to end users, replacing the regulated node price regime.  During the term of the contracts, the energy and capacity prices are indexed according to formulas set forth in the bid documentation and linked to fuel, investment and other costs of energy generation.  Under the bid system, all distribution companies have separate electricity contracts for their regulated and unregulated customers since 2010.

Sales of Capacity to Other Generation Companies

Each CDEC determines a firm capacity for each power plant on an annual basis.  Firm capacity is the highest capacity which a generator may supply to the system at certain peak hours, taking into consideration statistical information regarding the time that it is out of service for maintenance and extremely dry conditions for the operation of hydroelectric plants.

A generation company may be required to purchase or sell capacity in the spot market, depending upon its contractual requirements in relation to the amount of electricity to be dispatched from such company and to its firm capacity.

Regulatory Charges

Chilean laws have not established any specific charge for the electric system.  Nevertheless, if the tariff for residential customers increases by more than 5% in a six-month period the government can establish a subsidy for low-income families.  The last subsidy was granted by the government in 2009.

Incentives and Penalties

If a rationing decree is enacted in response to prolonged periods of electricity shortages, strict penalties may be imposed on generation companies that contravene the decree.  A severe drought is not considered a force majeure event.

Generation companies may also be required to pay fines to the regulatory authorities, related to system blackouts due to any generator’s operational mistake, including failures related to the coordination duties of all system agents, as well as to make compensatory payments to electricity consumers affected by shortages of electricity.  If generation companies cannot satisfy their contractual commitments to deliver electricity during periods when a rationing decree is in effect and there is no energy available to purchase in the system, the generation company must compensate the customers at the failure cost determined by the authority in each tariff setting.  This failure cost, which is updated semiannually by the CNE, is a measurement of how much final users would pay for one extra MWh under rationing conditions.

Regulation of Distribution Companies

Concessions

Distribution service concessions give the right to use public areas for building distribution lines.  The concessions are given by the Ministry of Energy for an undefined period.  Distribution companies have the obligation to serve and connect the customers that make the requirement in the concession area.  The Chilean President can declare a concession expired if the quality of service does not meet certain minimum standards.

Energy Purchases

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

During 2010, Chilectra submitted bids for the power requirements tendered for the 2014 — 2029 period, allocating 90% of them.  A new bidding process during 2012 is under assessment for the remaining power requirements.  With the 2012 bid, Chilectra is expected to meet the demand of its regulated customers through 2016.

Distribution Tariffs to Final Customers

The tariffs charged by distribution companies to final customers are determined by the sum of the cost of electricity purchased by the distribution company, a transmission charge and the value added from distribution of electricity (“VAD”), which allows distribution companies to recover their operating costs and includes a return on investment.  The price for both generation and distribution capacity sold to customers includes a factor which reflects the simultaneous contribution of each customer to peak capacity demand of the system as a whole.  The transmission charge reflects the cost paid for electricity transmission and transformation.

The VAD is based on a “model company” and includes the following: selling, general and administrative distribution costs; maintenance and operating costs of distribution assets; cost of efficient energy losses; and an expected return on investment, before taxes, of 10% per year in real terms based on the replacement cost of assets used for the distribution business.

Toward this end, the CNE selects a real distribution company, to which it applies efficiency guidelines which result in a cost structure for a hypothetical “model company” for each Typical Distribution Area (“TDA”,) as described below.  The rate is not based on actual costs incurred by any given distribution company, but on investment, operating, maintenance and general administrative standards and overall efficiency of operations for the model company.

Distribution Tariff-Setting Process

The VAD is set every four years.  The CNE classifies companies into groups, according to the TDA, based on economic factors that group companies with similar distribution costs due to population density, which determines equipment requirements in the network.

The real return on investment for a distribution company depends on its actual performance relative to the standards chosen by the CNE for the model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  Tariff studies are performed by the CNE and distribution companies.  Preliminary tariffs are calculated as a weighted average of the results of the CNE-commissioned study and the companies’ study, with the results of the CNE’s study bearing twice the weight of the companies’ study.  Preliminary tariffs are then tested to ensure that they provide an average actual annual internal rate of return between 6% and 14% of the replacement cost of electricity-related distribution assets for the entire business sector.

The last tariff-setting process for distribution companies was held in 2008 and will be in effect until November 3, 2012.

Associated electrical services

Along with the VAD rate process for 2008, the CNE published a report on ancillary electrical services, which includes items such as meter rental and disconnection and reconnection of electricity to the final customer.  Final rates were published on December 4, 2009 after receiving comments from agents, generation, transmission and distribution companies.  A new study will be held in 2012.

Incentives and Penalties

Distribution companies may be required to compensate final customers if there are shortages of electricity that exceed the authorized standards.  These compensatory payments shall be at an amount equal to double the non-supplied energy at a value equivalent to the failure cost.

Regulation in Transmission

The main transmission system consists of 220 kV or higher voltage lines that are used by generators and consumers.  Every four years a study is done to evaluate the existing system and to define the expansion plan.  On December 31, 2010 the last study was delivered to the CNE.  In November 2011 the CNE promulgated Decree 61 that defines the current value of the existing lines to be remunerated in the 2011-2014 period.  The main transmission system is paid by generators and customers.

According to the modifications to the General Electricity Services Law incorporated in Law 19,940 of March 2004, the transportation of electricity by main transmission systems and sub-transmission systems is carried out by a public electricity utility.  Therefore, the transmitter has a service obligation, and is responsible for investment in new lines and their expansion.

Regulation in Subtransmission

Subtransmission systems are defined as voltage lines exceeding 23 kV.  There are seven subtransmission systems defined by decree.  The subtransmission systems are paid mainly by customers according to the values fixed by decree of the Ministry of Energy.  Generators and unregulated customers pay only for the lines they use in each system.  The study to define the current value of the existing lines to be remunerated in the 2011-2014 period has been done, however, as of the date of this Report, the CNE has not promulgated the corresponding decree.

Environmental Regulation

The Chilean Constitution grants citizens the right to live in a pollution-free environment.  It further provides that certain other constitutional rights may be limited in order to protect the environment.  Chile has numerous laws, regulations, decrees and municipal ordinances that address environmental considerations.  Among them are regulations relating to waste disposal (including the discharge of liquid industrial wastes), the establishment of industries in areas in which they may affect public health, and the protection of water for human consumption.

Environmental Law No. 19,300 was enacted in 1994 and implemented by several rules, such as the Environmental Impact Assessment System Rule issued in 1997 and modified in 2001.  This law requires companies to conduct an environmental impact study and a declaration of any future generation or transmission projects.

In January 2010, Law No. 19,300 was modified by Law No. 20,417, which introduced changes in the environmental assessment process and in the public institutions involved, principally creating the Ministry of the Environment.  Consequently, the environmental assessment process is coordinated by this entity and the Environmental Assessment Service.

On April 1, 2008, Law No. 20,257 was enacted, and amended the General Services Law.  The purpose of the amendment is to promote the use of Non-Conventional Renewable Energy (NCRE).  This law defines the different types of technologies considered as NCRE, and establishes the obligation for generators, between 2010 and 2014, to supply at least 5% of the total energy contracted as of August 31, 2007, to be of such type, and to progressively increase this percentage 0.5 percentage points annually up to at least 10% as of 2024.  Currently, our power plants recognized as NCRE generators are the Palmucho and Canela wind farms and Ojos de Agua.  Additionally, the law sets forth fines for the generators that do not comply with this obligation.  Enersis fully complied with this obligation during 2011.  The additional cost of generating with NCRE is being charged as a pass-through in the new contracts, thus eliminating an impact to our revenues.

In January 2011, Decree 13 of the Ministry of the Environment was published in the Diario Oficial, a governmental publication, defining emission standards for thermoelectric plants applicable to generation units of at least 50 MW.  The object of this regulation is to control atmospheric emissions of particulate matter (MP), nitrogen oxides (NOx), sulfur dioxide (SO2) and mercury (Hg), in order to prevent and protect the health of the population and protect the environment.  Existing emission sources will have to meet emission limits for MP as established in the regulation within two and a half years from the date of publication of this decree (i.e. July 2013); for SO2 and NOx emissions, the term is four years in highly polluted areas and five years elsewhere.

Water Rights

Our subsidiary Endesa Chile owns unconditional, absolute and perpetual property water rights granted by the Chilean Water Authority.  Companies in Chile must pay an annual fee for unused water rights.  License fees already paid may be recovered through monthly tax credits commencing on the start-up date of the project associated with the water right considered.  The maximum license fees to be recovered are those paid during the eight years before the start-up date.  As of the date of this Report, Enersis’ subsidiaries have not recovered any license fees already paid.  During 2011, we paid Ch$ 2,870 million for 2010 unused water rights located in the SIC area.  This amount may vary in the future according to the actual water rights we may hold each year.  Enersis’ subsidiaries continuously analyze which water rights it will maintain, disregard or acquire.  We estimate that in 2012 we will pay fees for an aggregate of Ch$ 5,737 million.  The increase in 2012 is due to the water rights law, which requires a doubling of the annual fee starting as of 2011.  After that, the fees remain flat for five years, at which point they double again.  In the case of water rights located in the extreme south of Chile, outside the area comprised by the SIC, the license fees will be paid starting as of January 1, 2012.  In this area, Endesa Chile owns water rights over the Futaleufú River.

Argentina

Industry Overview

Industry Structure

In the Wholesale Electricity Market (MEM in its Spanish acronym) there are four categories of local agents (generators, transmitters, distributors and large customers) and foreign agents (traders of generation and traders of demand) who are allowed to buy and sell electricity as well as related products.

The following chart shows the relationships among the various actors in the MEM:

The generation sector is organized on a competitive basis, with independent generators selling their output on the MEM’s spot market or through private contracts to purchasers on the MEM’s contract market or to CAMMESA through special transactions like contracts under Resolutions SE 220/2007 and 724/2008.

Transmission functions under monopoly conditions and is comprised of several companies to whom the Federal Government grants concessions.  One concessionaire operates and maintains the highest voltage facilities and eight concessionaires operate and maintain high and medium voltage facilities, to which generation plants, distribution systems and large customers are connected.  The international interconnected transmission systems also require concessions granted by the Secretariat of Energy.  Transmission companies are authorized to charge different tolls for their services.

Distribution is a public service that functions under monopoly conditions and is provided by companies who have also been granted concessions.  Distribution companies have the obligation to make electricity available to end customers within a specific concession area, regardless of whether the customer has a contract with the distributor or directly with a generator.  Accordingly, these companies have regulated tariffs and are subject to quality service specifications.  Distribution companies may obtain electricity either in the MEM’s spot market, at a price called “seasonal price,” or in the MEM’s term market through private contracts with generators.  The “seasonal price,” defined by the Secretariat of Energy, is the cap for the costs of electricity bought by distributors and passed through to regulated customers.

There are three electricity distribution areas subject to federal concessions.  The concessionaires are Edelap, Edesur and Edenor which are located in the cities of La Plata (Edelap, an unrelated company) and Buenos Aires and Greater Buenos Aires area (Edesur, which is controlled by us, and Edenor, which is not).  The local distribution areas are subject to concessions granted by the provincial or municipal authorities.  However, all distribution companies acting in the MEM must operate under its rules.

Regulated customers are supplied by distributors at regulated tariffs, unless they have a minimum capacity demand of 30 kW, in which case they can choose to contract their supply directly from generators in the MEM’s spot market, becoming “Large Customers” who may freely negotiate their prices with generating companies.

“Large Customers” are classified into three categories: Major Large Customers, Minor Large Customers and Particular Large Customers.  Each of these categories of users has different requirements with respect to purchases of their energy demand.  For example, Major Large Customers are required to purchase 50% of their demand through supply contracts and the remainder in the spot market, while Major Large Customers and Particular Large Customers are required to purchase all of their demand through supply contracts.  Large customers participate in CAMMESA by appointing two acting and two alternate directors through the Asociación de Grandes Usuarios de Energía Eléctrica de la República Argentina (Argentine Association of Electric Power Large Customers, or AGUEERA in its Spanish acronym).

There is one interconnected system, the Argentine SADI, and smaller systems that provide electricity to specific areas.  According to the Argentine National Institute of Statistics and Census (INDEC), 97.7% of the population received electricity through the public network in 2010, 1.1% from their own generation and 1.2% had no access to electricity.

Principal Regulatory Authorities

The Ministry of Federal Planning, Public Investment and Services, through the Secretariat of Energy, is primarily responsible for studying and analyzing the behavior of energy markets, preparing the strategic planning with respect to electricity, hydrocarbons and other fuels, promoting policies of competition and efficiency in the assignment of resources, leading actions for applying the sector policy, orienting the adoption process of the new operators to the general interest, respecting the rational exploitation of the resources and the preservation of the environment.

The Electricity National Regulatory Agency (ENRE in its Spanish acronym) carries out the measures necessary for meeting national policy objectives with respect to the supply, transmission and distribution of electricity.  Its principal objectives are to adequately protect the rights of users, promote competitiveness in production and encourage investments that assure long-term supply, promote free access, non-discrimination and the generalized use of the transmission and distribution services, and regulate transmission and distribution services to ensure fair and reasonable tariffs, encourage private investment in production, transmission and distribution, ensuring the competitiveness of the markets where possible.

The Administrative Company for the Wholesale Electricity Market (CAMMESA in its Spanish acronym) has as its principal functions the coordination of dispatch operations, the responsibility for the establishment of wholesale prices and the administration of economic transactions made through the SIN.  It is the entity responsible for executing the economic dispatch to contribute economic considerations and rationality in the administration of the energy resource, for coordinating the centralized operation of the SIN to guarantee security and quality, and administer the MEM, ensuring transparency through the participation of all the players involved and with respect to the respective regulations.

The Federal Electricity Council has as its principal functions the following: i) administer specific funds for the electricity sector and ii) advise the national executive authority and the provincial governments with respect to the electricity industry, the priorities in performing studies and works, concessions and authorizations, and prices and tariffs in the electricity sector.  It advises regarding modifications resulting from legislation referring to the electricity industry.

The Electricity Law

General

The Argentine electricity industry was originally developed by private companies.  Starting in the 1950s and as a result of service problems, the government intervened the sector and a nationalization process was begun.  Law 15,336/60 was passed to organize the sector and establish the federal legal framework for the start of major transmission and generation works.  Various state companies were created within this framework in order to carry out various hydroelectric and nuclear projects.

As a result of the supply crisis of 1989, the following laws were passed starting in 1990:  Law 23,696 (State Reform), Law 23,697 (Economic Emergency) and Law 24,065 (Electricity Framework).

The objective of the change introduced was essentially to replace a model based on the vertically-integrated and centrally-planned state monopoly with a competitive system based on the market and indicative planning.

Regulatory Developments: the industry after the Public Emergency Law

Law 25,561, the Public Emergency Law, was enacted in 2002 to manage the public crisis which began that year.  It forced the renegotiation of public service contracts (such as electricity transmission and distribution concession contracts) and imposed the conversion of dollar denominated obligations into Argentine pesos at a pegged rate of Ar$ 1 per $ 1.  The mandatory conversion of transmission and distribution tariffs from dollars to Argentine pesos at this pegged rate, when the market exchange rate had been approximately Ar$ 3 per $ 1, and the regulatory measures to cap and reduce the spot and seasonal prices, hindered the pass-through of generation variable costs into the tariffs to end customers.

The Public Emergency Law also empowered the Federal Government to implement additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.  These measures have been periodically extended.  Law 26,563, enacted in December 2009, extended the measures until December 31, 2011.

The Secretariat of Energy introduced several regulatory measures aimed at correcting the effects of the devaluation into the MEM’s costs and prices and to reduce the price to be paid by the end customers.

Resolution SE 240/2003 changed the way to fix spot prices, decoupling such prices from the marginal cost of operation.  Until this resolution, spot prices on the MEM were typically fixed by units operating with natural gas during the warm season (from September through April) and units operating with fuel/diesel in the winter (May-August).  Then, due to restrictions on natural gas supply, winter prices were higher, and related to imported fuels priced in dollars.  Resolution SE 240/2003 seeks to avoid the pegged price indexation to the dollar and, although generation dispatch is still based on actual fuels used, the calculation of the spot price under the resolution is defined as if all dispatched generation units did not have the existing restrictions on natural gas supply.  Water value is not considered if its opportunity cost is higher than the cost of generating with natural gas.  The resolution also set a cap on the spot price at Ar$ 120/MWh, which was still valid during 2011.  The real variable costs of thermal units burning liquid fuels were paid by CAMMESA through the Transitory Additional Dispatch Cost (Sobrecosto transitorio de despacho, or STD in its Spanish acronym) plus a margin of Ar$ 2.5/MWh, according to the Notes SE 6,866 of 2009 and 6,169 of 2010, valid from May 2010 until December 2011.

The government avoided the increase in electricity tariffs to end customers and seasonal prices were maintained substantially fixed in Argentine pesos, although gas producers received price revisions by the authority, recovering part of the value that they lost with the 2002 devaluation.

In this scenario, CAMMESA sells energy to distributors who pay seasonal prices, and buys energy from generators at spot prices that recognize rising gas prices at a contractual price defined by the instructions of the Secretariat of Energy.  To overcome this imbalance, the authority — through Resolution SE 406/2003 — only allows payments to generators for amounts collected from the purchasers in the spot market.  This resolution set a priority of payment for different services: capacity payment, fuel cost and energy sales margin, among others.  CAMMESA accumulates debt with generators, and the system gives a misleading price signal to the agents by not encouraging savings in electricity consumption or investments to satisfy the growth in electricity demand, including investments in transmission capacity.  Additionally, generators suffer a reduction of estimated income from contract prices because they are reduced as a consequence of the spot price level.

This decision to freeze tariffs is being reversed gradually by the government.  During 2011, the formal commencement of the elimination of electricity and natural gas subsidies was authorized through various resolutions.  For further details, see “Sales to Distribution Companies and Certain Regulated Customers.”

In order to enhance the energy supply, the Secretariat of Energy created different schemes to sell “more reliable energy.”  Resolution 1,281/2006 created the Energy Plus Service, which is the offer of new electricity capacity to supply the growth in electricity demand, over the “Base Demand,” which was the demand for electricity in 2005.

Resolutions SE 220/2007 and 724/2008 give thermal generators the opportunity to reduce some of the adverse effects of Resolution SE 406/2003 by entering into MEM Supply Commitment Contract, or “CCAM” in its Spanish acronym.  Generators can perform maintenance or repowering investments to improve their unit’s availability and add additional capacity to the system.  After authorization, the generator can sign a CCAM at prices that permit the recovery of capital expenditures.  Additionally, energy sales through a CCAM receive payment priority compared with spot energy sales (Res 406/2003).  Generators with a CCAM can supply energy to CAMMESA for up to 36 months, renewable only for an additional period of six months.

During 2009, Resolution SE 762 created the Hydroelectric National Program to promote the construction of new hydro plants.  The program enables authorized generators to subscribe energy supply contracts with CAMMESA for up to fifteen years at prices that allow for an investment payback.

The Federal Government has adopted several other measures to encourage new investments, including the following: auctions to expand the capacity of natural gas transportation and of electricity transmission; the implementation of certain projects for the construction of power plants; the creation of fiduciary funds to finance these expansions; and the awarding of contracts with renewable energy, called “GENREN program”.  For more details, refer to “Environmental Regulation” below.  Law 26,095/2006 created specific charges that must be paid by end customers to finance new electricity and gas infrastructure projects.  The Federal Government has also enacted some regulations to encourage the rational and efficient use of electricity.

Agreement For Managing And Operating Projects

On November 25, 2010, the Secretariat of Energy signed an agreement with some generation companies, including Enersis’ subsidiaries, in order to: i) increase thermoelectric unit availability, increase energy and capacity prices and ii) develop new generation units through the contribution of outstanding debts of CAMMESA owed to the generation companies.

This agreement seeks to accomplish the following: i) continue the adaptation process of the MEM; ii) enable the incorporation of new generation to meet the increased demand for energy and power in the MEM (within this agreement, Endesa Chile’s subsidiaries, together with the SADESA group and Duke, formed the company to develop the combined-cycle project of approximately 800 MW at the Vuelta de Obligado thermal plant); iii) determine a mechanism to pay the generators’ sales settlements with maturity dates to be determined, which represent generators’ claims spanning the period from January 1, 2008 to December 31, 2011; and iv) define how to recognize the total remuneration due to generators.

FONINVEMEM

Resolution SE 712/2004 created FONINVEMEM, a fund whose purpose is to increase electricity capacity/generation within the MEM.  Pursuant to Resolution SE 406/2003, the Secretariat of Energy decided to pay generators for the spot prices up to the amount available at a stabilization fund, after collecting the funds from the purchasers in the spot market at seasonal prices, which were lower than spot prices for the same period.  FONINVEMEM would receive the differences between spot prices and payments to sellers, according to Resolution SE 406/2003, from January 1, 2004 to December 31, 2006.  CAMMESA was appointed to manage the FONINVEMEM.

Pursuant to Resolution SE 1,193/2005, all private generators in the MEM were called upon to participate in the construction, operation and maintenance of the electric energy generation plants to be built with the FONINVEMEM, consisting of two combined cycle generation plants of approximately 850 MW each, which were finished during 2010 as combined cycle plants.  These power plants are powered by natural gas or alternative fuels.

Because of the insufficient resources to conclude the plants, Resolution SE 564/2007 gathered all of the MEM’s private sector generators to commit to FONINVEMEM by including the differences between spot prices and payments made pursuant to Resolution SE 406/2003 for an additional period ending December 31, 2007.

The Energy Plus Program

In September 2006, the Secretariat of Energy issued Resolution 1,281/06 in an effort to respond to the sustained increase in energy demand following Argentina’s economic recovery after the crisis.  This resolution seeks to create incentives for energy generation plants in order to meet increasing energy needs.  The resolution’s principal objective is to ensure that energy available in the market is used primarily to service residential customers and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.

The resolution also established the price large customers are required to pay for excess demand, if not previously contracted under Energía Plus, which is equal to the marginal cost of operations.  This marginal cost is equal to the generation cost of the last generation unit dispatched to supply the incremental demand for electricity at any given time.

Limits and Restrictions

To preserve competition in the electricity market, participants in the electricity sector are subject to vertical and horizontal restrictions, depending on the market segment in which they operate.

Vertical Restrictions

The vertical restrictions apply to companies that intend to participate simultaneously in different sub-sectors of the electricity market.  These vertical restrictions were imposed by Law 24,065, and apply differently depending on each sub-sector as follows:

Generators

•      Neither a generation company, nor any of its controlled companies or its controlling company, can be an owner or a majority shareholder of a transmitter company or the controlling entity of a transmission company; and

•                  Since a distribution company cannot own generation units, a holder of generation units cannot own distribution concessions.  However, the shareholders of the electricity generator may own an entity that holds distribution units, either by themselves or through any other entity created with the purpose of owning or controlling distribution units.

Transmitters

•                  Neither a transmission company nor any of its controlled companies or its controlling entity, can be owner or majority shareholder or the controlling company of a generation company;

•                  Neither a transmission company nor any of its controlled companies nor its controlling company, can be owner or majority shareholder or the controlling company of a distribution company; and

•                  Transmission companies cannot buy or sell electric energy.

Distributors

•                  Neither a distribution company, nor any of its controlled companies or its controlling company, can be owner or majority shareholder or the controlling company of a transmission company; and

•                  A distribution company cannot own generation units.  However, the shareholders of the electricity distributor may own generation units, either by themselves or through any other entity created with the purpose of owning or controlling generation units.

Horizontal Restrictions

In addition to the vertical restrictions described above, distribution and transmission companies are subject to horizontal restrictions, as described below.

Transmitters

•      Two or more transmission companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is also necessary when a transmission company intends to acquire shares of another transmission company.  Pursuant to the concession agreements that govern the services rendered by private companies operating transmission lines above 132 kW and below 140 kW, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement; and pursuant to the concession agreements that govern the services rendered by the private company operating the high-tension transmission services equal to or higher than 220 kW, the company must render the service on an exclusive basis and is entitled to render the service throughout the entire country, without territorial limitations.

Distributors

•      Two or more distribution companies can merge or be part of a same economic group only if they obtain an express approval from the ENRE.  Such approval is necessary when a distribution company intends to acquire shares of another transmission or distribution company; and

•      Pursuant to the concession agreements that govern the services rendered by private companies operating distribution networks, the service is rendered by the concessionaire on an exclusive basis over certain areas indicated in the concession agreement.

Generation Regulation

Concessions

Generators which have to obtain a concession to use sources of hydroelectric energy from public water courses will be those whose normal capacity exceeds 500 kW and may be granted for a fixed or an indefinite term.

Concession-holders of hydroelectric energy sources under national jurisdiction shall have the following rights: i) to occupy within the perimeter defined by the act of concession the private properties necessary for the works of water retention or reservoirs, and for the necessary underground or above ground supply-line and release channels, in accordance with general laws and local regulations, ii) flood land for the necessary raising of water levels, iii) request the authorities to make use of the powers conferred in article 10, when the definitive occupation of third-party titles is necessary, if this had not been foreseen in the act of constitution of the concession and it was not possible to reach agreement between the parties.

Dispatch and Pricing

CAMMESA controls the coordination of dispatch operations, the spot price calculations and the administration of the MEM’s economic transactions.  CAMMESA is also required to comply with special instructions given by the Secretariat of Energy in order to enter into transactions with certain generators in order to buy electricity.  All generators that are MEM agents have to be connected to the Argentine Interconnected System (Argentine NIS) and are obliged to comply with the dispatch order to generate and deliver energy to the Argentine NIS, in order to be sold in the spot market or in the term market.  Distribution companies, traders and large customers that have entered into private supply contracts with generation companies, pay the contractual price directly to the generator and also pay a toll to the transmission and/or distribution company for the use of their systems.

The emergency regulations enacted after the Argentine crisis in 2001 had a significant impact on energy prices.  Among the measures implemented pursuant to the emergency regulations were the pesification of prices in the wholesale electricity market, known as the spot market, and the requirement that all spot prices be calculated based on the price of natural gas, even in circumstances where alternative fuel such as diesel is purchased to meet demand due to the lack of supply of natural gas.

In addition to energy payments for actual output at the prevailing spot market prices, generators would receive compensation for capacity placed at the disposal of the spot market, including stand-by capacity, additional stand-by capacity (for system capacity shortages) and ancillary services (such as frequency regulation and voltage control).  Capacity payments were originally established and set in U.S. dollars to allow generators to cover their foreign-denominated costs that were not covered by the spot price.  However, in 2002, the Argentine government set capacity payments in reference to the Argentine Peso, thereby limiting the purpose for which capacity payments were established.

The regulatory framework governing payment for generation capacity continued to be the same that governed in 2002, with generators receiving compensation for available capacity at Ar$ 12 per MW until December 2010.  On November 25, 2010, the Secretariat of Energy entered into an agreement with all private generators in order to increase the installed capacity during 2011.  The agreement provides that the government will recognize Ar$ 35 per MW-hrp (hrp stands for hours in which capacity is being paid) for available capacity of units greater than 100 MW and Ar$ 42 per MW-hrp of units smaller than 100 MW, to generators that present projects to increase capacity and can provide capacity with adequate availability, as defined in the agreement.  Furthermore, the remuneration to cover operation and maintenance costs will also increase from Ar$ 7.96 per MWh to Ar$ 11.96 per MWh for natural gas generation and from Ar$ 12.96 per MWh to Ar$ 20.96 per MWh for alternative fuel generation.  In addition, all hydroelectric units with an installed capacity greater than 250 MW will receive 100% of their energy spot market sales.

Seasonal prices

The emergency regulations also made significant changes to the seasonal prices charged to distributors in the MEM, including the implementation of a cap (which varies depending on the category of customer) on the cost of electricity charged by CAMMESA to distributors at a price significantly below the spot price charged by generators.  These prices have not changed since January 2005.

Within the framework of the elimination of subsidies announced by the government, the MEM’s seasonal reference prices for non-subsidized electricity (Resolution SE 1,301/2011) were published in November 2011.  This resolution also states that i) non-residential users shall not have subsidized tariffs according to their payment capacity and economic activity; ii) a Register of Exceptions to Resolution 1301/2011 is created, which will include those users who justify and accredit not being able to bear the seasonal reference prices for non-subsidized electricity; and iii) CAMMESA should make the subsidy corresponding to each level of demand over which they have been applied explicit, to be identified as the National State Subsidy.  Distributors should notify residential customers that will be affected by the elimination of subsidies, whether voluntary or mandatory, according to the regulation.

Stabilization fund

The stabilization fund, managed by CAMMESA, was created to absorb the difference between purchases by distributors at seasonal prices and payments to generators for energy sales at the spot price.  When the spot price was lower than the seasonal price, the stabilization fund increased, and when the spot price was higher than the seasonal price, the stabilization fund decreased.  The outstanding balance of this fund at any given time reflected the accumulation of differences between the seasonal price and the hourly energy price in the spot market.  The stabilization fund was required to maintain a minimum amount to cover payments to generators if prices in the spot market during the quarter exceeded the seasonal price.

The stabilization fund was adversely affected as a result of the modifications to the spot price and the seasonal price made by the emergency regulations, pursuant to which seasonal prices were set below spot prices resulting in large deficits in the stabilization fund.  These deficits have been financed by the Argentine government through loans to CAMMESA and with FONINVEMEM funds, but these continue to be insufficient to cover the differences between the spot price and the seasonal price.

Negotiated prices

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large customers.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.  Prices in the term market have at times been lower than the seasonal price that distributors are required to pay in the spot market.  However, as a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

Sales by Generation Companies to Unregulated Customers

Generators may also enter into agreements in the term market to supply energy and capacity to distributors and large customers.  Distributors are able to purchase energy through agreements in the term market instead of purchasing energy in the spot market.  Term agreements typically stipulate a price based on the spot price plus a margin.

As a result of the emergency regulations, prices in the term market are currently higher than seasonal prices, particularly with respect to residential tariffs, making it unattractive to distributors to purchase energy under term contracts while prices remain at their current levels.

Additionally, since September 2006, the Secretariat of Energy issued Resolution 1281/06 the principal objective of which is to ensure that energy available in the market is used primarily to service residential customers and industrial and commercial users whose energy demand is at or below 300 kW and who do not have access to other viable energy alternatives.

Sales to Distribution Companies and Regulated Customers

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

At the end of 2011, the government began a process of reducing subsidies to gas, electricity and water tariffs in different sectors.  Various resolutions were issued that state among other things that i) the seasonal programming of regulated tariffs for the November 2011 — April 2012 period was approved, ii) a new non-subsidized seasonal price was established, rising from Ar$ 243/MWh to Ar$ 320/MWh, iii) the economic activities that are covered by these reductions in subsidies were informed, iv) a register was created to deal with exceptions to the reduction, v) the new tariffs should be applied to consumption recorded from January 1, 2012, and vi) the option is incorporated to renounce voluntarily the electricity, water and gas subsidies, which can be done through an online system.

Specific Regulatory Charges for Electricity Companies

The authorities in Argentina are administratively divided between the nation, the provinces and the municipalities.  The tax charge varies according to where the user lives.

Incentives and Penalties

The Energy Plus Service is supplied by generators that install new capacity or that offer existing generation capacity not connected to the Argentine NIS before.  All “large customers” that, as of November 1, 2006, had a higher demand than their Base Demand, had to contract excess demand with the Energy Plus Service.  The consumption that exceeded the Base Demand without a supply contract should pay additional amounts for the surplus energy.  The price of the contracts for Energy Plus Service has to be approved by the relevant authorities.  Consumption of unregulated customers that could not be secured by an Energy Plus Service contract could request CAMMESA to conduct an auction to satisfy their demand.

Regulation of Distribution Companies

Concessions

Distributors are companies holding a concession to distribute electricity to consumers.  Distributors are required to supply any and all demand of electricity in their exclusive areas of concession, at prices (tariffs) and conditions set in regulation.  Penalties for non-supply are included in the concession agreements.  Concessions were issued for distribution and retail sale, with specific terms for the concessionaire stated in the contract.  The concession periods are divided into “management periods” that allow the concessionaire to give up the concession at certain intervals.

Energy Purchases

By its Resolution 1,301/11, the Secretariat of Energy established the reduction of the state subsidy on the MEM for the period November 2011-April 2012.  This modification has been applied gradually to different segments of residential customers, in order to avoid abrupt changes in the final billing.

Distribution Tariff-Setting Process

Distribution and transmission companies have been renegotiating contracts since 2005 and although tariffs were partially and temporarily established, definitive tariffs are still pending.  As a result, although the terms to define energy prices pursuant to the Argentine Electricity Act are still in force, their implementation reflects the measures taken by the authorities that reduce compensation for all electricity companies.

During 2006, our subsidiary Edesur entered into an “Agreement for Renegotiation of Concession Contract.”  This Agreement established among several conditions, a transitional tariff regime for the quality of service, and an Integral Rate Revision Process (RTI in its Spanish acronym) to be implemented by ENRE according to Law 25,561.  This would set conditions for a new tariff regime for a five-year period.  Under the framework of the RTI process, Edesur presented to ENRE in December 2009 its tariff proposal, as well as the support studies, according to requirements established by the regulator in Res. ENRE 467/08.  The aforementioned presentation only included the income requirements without the rate proposals, which were later presented to ENRE in May 2010.  As of the date of this Report, ENRE has not defined new tariffs and maintains in force the transitional tariff regime.

Resolution 45/2010 of the Secretary of Energy determined bonus payments to residential customers under the Energy Efficiency Program (Puree), particularly those whose demand is less than 1,000 kWh every two months.  Puree was created in 2004 and established bonuses and penalties to customers depending on the level of energy savings; the net difference between the bonuses and penalties was originally deposited in the Stabilization Fund, but this was subsequently modified at the request of Edesur and Edenor, which were authorized by the Secretary of Energy to use 100% of these resources to compensate for cost variations that were not transferred to the tariffs paid by regulated customers.  ENRE monitors these distribution costs with a mechanism called MCC (monitoring cost mechanism).

Incentives and Penalties

ENRE Resolution 525/2010 of September 22 and ENRE Resolution 551/2010 of October 6, 2010, suspended the 2009 Edesur dividend distribution procedure contemplated in the Concession Agreement.  Resolution 525/2010 postponed the dividend distribution initially for 180 days and Resolution 551/2010 postponed it indefinitely.  ENRE based this decision on alleged non-compliance of the Edesur investment plan and deterioration of the conditions of service provided.  ENRE determined that the 2010 Investment Plan should amount to at least Ar$ 414 million in order to improve quality of service, especially in the municipalities of the greater Buenos Aires area.

Edesur also had to submit an Operative Regularization Program including an individualized works schedule, concrete action courses, personnel affected and other measures.  Compliance with these two mandates is to be followed up by a committee composed of the concession area municipalities.

Transmission Regulation

Transmission was shaped on the basis of the general conception and principles established in Law 24,065 for the transmission business, adapting their activity to the general criteria contained in the concession granted to TRANSENER S.A. by Decree 2,743/92.  This transmission business, for technological reasons, is related to economies of scale which do not allow for competition, is therefore a monopoly and is subject to considerable regulation.

Natural gas market

Since the economic emergency measures of 2002, the lack of investment in natural gas production forced the system to burn increasing amounts of liquid fuels.

To improve the natural gas supply, the government has adopted different measures.  Since 2004, local gas producers and the government have entered into various agreements to guarantee gas supply at rising prices.  In July 2009, the last agreement was signed, establishing a 30% increase in the natural gas tariff to power producers until December 2009.  Additionally in 2006, Argentina and Bolivia entered into a 20-year agreement under which Argentina has the right to receive up to 28 million cubic meters daily of natural gas.

An additional measure related to natural gas in recent years was the creation of the Electronic Gas Market (MEG).  Through the MEG, the regulatory authorities increased the transparency of physical and commercial operations in the spot market.

Electricity Exports and Imports

In order to give priority to the internal market supply, the Secretariat of Energy adopted additional measures that restricted electricity and gas exports.  Resolution SE 949/2004 established measures that allowed agents to export and import electricity under very restricted conditions.  These measures prevented generators from satisfying their export commitments.

The Secretariat of Energy published Disposition 27/2004, together with related resolutions and decrees, which created a plan to ration natural gas exports and the use of transport capacity.  These norms implied the beginning of restrictions for gas delivery to Chile and Brazil.  These restrictions are expected to continue, especially considering Resolution Enargas 1,410, which modified the procedures for gas dispatch as of October 2010.  According to that resolution, gas dispatch is as follows, from highest to lowest priority: i) residential and commercial users, ii) the Compressed Natural Gas market, iii) large customers, iv) thermal units, and as a least priority resort, v) exports.

Environmental Regulation

Electricity facilities are subject to federal and local environmental laws and regulations, including Law 24,051, or the Hazardous Waste Law, and its ancillary regulations.

Certain reporting and monitoring obligations and emission standards are imposed on the electricity sector.  Failure to satisfy these requirements entitles the government to impose penalties, such as suspension of operations which, in case of public services, could result in the cancellation of concessions.

Law 26,190, enacted in 2007, defined the use of non conventional renewable energy for electricity production as a national interest and set as a target 8% market share for generation from renewable energies within a term of 10 years.  During 2009, the government took actions to reach this objective, launching an international auction to promote the installation of up to 1,000 MW of renewable capacity, publishing Resolution 712/2009.  This resolution created a mechanism to sell renewable energy through fifteen-year contracts with CAMMESA under special price conditions through ENARSA.  In June 2010, the “GENREN program” awarded a total of 895 MW, distributed as follows: 754 MW of wind power, 110 MW of bio-fuels, 11 MW of mini-hydro, and 20 MW of solar units.  The prices awarded vary from $ 150/MWh (for mini-hydro units) to $ 598/MWh (for solar units).  In 2011, the Secretariat of Energy issued Resolution 108/11 which allows CAMMESA to sign contracts directly with generators of renewable energy on similar conditions to Resolution 712/09.

Brazil

Industry Overview

Industry Structure

Brazil’s electricity industry is organized into one large interconnected electricity system, the Brazilian NIS), which comprises most of the regions of Brazil, and several other small, isolated systems.

The following chart shows the relationships among the various actors in the Brazilian NIS:

Generation, transmission, distribution and trading are legally separated activities in Brazil.

The generation sector is organized on a competitive basis, with independent generators selling their output through private contracts with distributors, traders or unregulated customers.  Differences are sold on the short-term market or spot market at the Settlement Price for the Differences (PLD in its Portuguese acronym) and there is also a special mechanism between generators that seeks to reallocate hydrological risk by offsetting differences between generators’ assured energy and that which is actually produced, called the “Electricity Reallocation Mechanism” (MRE in its Portuguese acronym).

The Brazilian Constitution was amended in 1995 to authorize foreign investment in power generation.  Before, all generation concessions were held either by Brazilian individuals or entities controlled by Brazilian individuals or the Brazilian government.

Transmission works under monopoly conditions.  Revenues from the transmission companies are fixed by the Brazilian government.  This applies to all electricity companies with transmission operations in Brazil.  The transmission revenue fee is fixed and, therefore, transmission revenues do not depend on the amount of electricity transmitted.

Distribution is a public service that works under monopoly conditions and is provided by companies who have also been granted concessions.  Distributors in the Brazilian NIS are not permitted to: (i) develop activities related to the generation or transmission of electricity; (ii) sell electricity to unregulated consumers, except for those in their concession area and under the same conditions and tariffs maintained with respect to captive customers in the Regulated Market; (iii) hold, directly or indirectly, any interest in any other company, corporation or partnership; or (iv) develop activities that are unrelated to their respective concessions, except for those permitted by law or in the relevant concession agreement.  Generators are not allowed to hold equity interests in excess of 10.0% in distributors.

The selling of electricity is governed by Law 10,848/2004, Decrees 5,163/2004 and 5,177/2004 of the Electricity Trading Chamber or Clearing House (CCEE in its Portuguese acronym), and ANEEL Resolution 109/2004, which introduced the Electricity Trading Convention.  Two possible situations were introduced by these regulations for the execution of energy sales agreements: the regulated contracting environment, in which energy generation and distribution agents participate, and the free market contracting environment, in which energy generation, trading, importing and exporting agents, and unregulated consumers, participate.

Commercial relations between the agents participating in the CCEE are governed mainly by energy sales agreements.  All the agreements between the agents in the Brazilian NIS should be registered in the CCEE.  The register includes the amounts of energy and the term.  The energy prices agreed are not registered in the CCEE, but instead are specified by the parties involved in their agreements.

The CCEE books the differences between energy produced or consumed and the contracted amount.  The positive or negative differences are settled in the short-term market and priced at the Differences Settlement Price, determined weekly for each level of load and for each sub-market, based on the system’s marginal operating cost, within a minimum and maximum price range.

The unregulated market includes the sale of electricity between generation concessionaires, independent producers, self-producers, sellers of electricity, importers of electricity, unregulated, and special consumers.  It also includes contracts in place between generators and distributors until their expiration, at which point new contracts may be entered into under the terms of the new regulatory framework.  According to the specifications set forth in Law No. 9,427/96, unregulated consumers in Brazil are currently those customers who: (i) demand a capacity of at least 3,000 kW and choose to contract the energy supply directly with generators or retailers; or (ii) demand capacity in the range of 500-3,000 kW and choose to contract the energy supply directly with alternative generators or traders.

The Brazilian NIS is coordinated by the Brazilian Electricity System Operator (ONS in its Portuguese acronym) and is divided into four electric sub-systems: South-East/Center-West, South, North-East and North.  In addition to the Brazilian NIS, there are also the isolated systems, i.e., those systems that are not part of the Brazilian NIS and are generally located in the Northern and North-Eastern regions of Brazil, and have as sole sources of energy the electricity generated by coal-fired and oil-fuelled thermal plants.  According to the Brazilian Electricity System Operator, 97% of the population received electricity through the public network in 2010.

Principal Regulatory Authorities

The Ministry of Mines and Energy (MME in its Portuguese acronym) regulates the electricity industry and its primary role is to establish the policies, guidelines and regulations for the sector.

The National Energy Policy Council (CNPE in its Portuguese acronym) is in charge of developing the national electricity policy.  Among its roles are to guide the President in the formulation of energy policies and guidelines, promote the rational supply of the country’s energy resources, ensure the energy supply to the most distant places of the country, establish directives for specific programs, such as the use of natural gas, alcohol, biomass, coal and thermonuclear energy, and establish directives for the import and export of energy.

The Energy Research Company (EPE in its Portuguese acronym) is an entity under the Ministry of Mines and Energy.  Its purpose is to provide services in the area of studies and research to support the energy sector planning.

The Brazilian Governmental Agency for Electric Energy (ANEEL in its Portuguese acronym) is the entity that implements the regulatory policies, and its main responsibilities include, among others: (i) supervision of the concessions for electricity sale, generation, transmission and distribution ; (ii) enactment of regulations for the electricity sector; (iii) implementation and regulation of the exploitation of electricity resources, including the use of hydroelectricity; (iv) promotion of a bidding process for new concessions; (v) resolution of administrative disputes between electricity sector agents; and (vi) setting the criteria and methodology for determining distribution and transmission tariffs, as well as the approval of all the electricity tariffs, ensuring that consumers pay a fair price for energy supplied and, at the same time, preserving the economic-financial balance of the distribution companies, so that they can provide the service to agreed quality and continuity.

The Energy Sector Monitoring Committee (CMSE in its Portuguese acronym) is an entity created under the scope of the Ministry of Mines and Energy, under its direct coordination, with the role of evaluating the continuity and security of the energy supply across the country.  Among its functions are the mandate to follow the development of the energy generation, transmission, distribution, trading, import and export activities; the assessment of the supply and customer service as well as the analysis of the security of the system; the identification of difficulties and obstacles that affect the supply security and regularity; and the elaboration of proposals for preventive actions that can help restore the supply security and service.

The Electricity Trading Board (CCEE in its Portuguese acronym) is a non-profit company subject to authorization, inspection and regulation by ANEEL and whose main purpose is to carry out the wholesale transactions and trading of electric power within the Brazilian NIS by registering the agreements resulting from market adjustments and whose agents are gathered into four categories: generation, distribution, trading and consumers.

The Brazilian Electricity System Operator (ONS in its Portuguese acronym) is comprised of generation, transmission and distribution companies, and independent consumers, and is responsible for the coordination and control of the generation and transmission operations of the Brazilian NIS, subject to the ANEEL’s regulation and supervision.

The Electricity Law

General

Before 1993, in the old model of the Brazilian Electric Sector, the power tariff was the same throughout Brazil.  The dealers were entitled to a guaranteed return because the regulatory regime for the cost of service was adopted.  Concession areas that obtained a higher return than the one guaranteed deposited the surplus in a fund from which the distributors with less than the guaranteed return withdrew the difference.

In 1993, there was the reformulation of the Brazilian Electric Sector through Law 8,631/93, which abolished the equalization of electricity tariffs system.

The Concessions Law 8,987 and the Power Sector Law 9,074, both enacted in 1995, intended to promote competition and attract private capital into the electricity sector.  Since then, several assets owned by the Brazilian Federal Government and/or state governments have been privatized.

The Power Sector Law also introduced the concept of independent power producers, or IPPs, in order to open the electricity sector to private sector investment.  IPPs are single agents, or agents acting in a consortium, who receive a concession, permit or authorization from the Brazilian government to produce electricity for sale for their own account.

Law 9,648/98 created the wholesale energy market, composed by the generation and distribution companies.  According to this market regulation, the purchase and sale of electricity are freely negotiated.

The spot price is used to value the purchase and sale of electric power in the short term market.  According to law, the CCEE is responsible for setting electricity prices in the spot market.  These prices are calculated on a marginal costs basis, modeling future operation conditions and setting a merit order curve with variable costs for thermal units and opportunity cost for hydroelectric plants, resulting in one price for each subsystem set for the week subsequent to the determination.

Pursuant to Law 10,433/02, the wholesale energy market structure came to be closely regulated and monitored by ANEEL, which is also responsible for setting wholesale energy market governance rules including measures to stimulate permanent external investment.

During 2003 and 2004, the federal government launched the bases of a new model for the Brazilian electricity sector, based on Laws 10,847 and 10,848 of March 15, 2004, and Decree 5,163 of July 30, 2004, whose principal objectives were to (i) guarantee the security of the electricity supply, (ii) promote the reasonability of tariffs, and (iii) promote social integration in the Brazilian electricity sector, particularly through programs for making service available to everyone.

The model contemplates a combination of measures to be followed by the agents, like the obligation to contract all the demand of the distributors and unregulated consumers.  The model also defines a new methodology for calculating the physical guarantee for sale of generation, contracting hydroelectric and thermal generating plants in proportions that ensure the best balance between guarantee and supply cost, plus the constant monitoring of the continuity and security of supply, seeking to detect occasional imbalances between supply and demand.

In terms of the tariffs’ reasonability, the model contemplates the purchase of electricity by distributors in a regulated environment through tenders in which the criterion of lowest tariff is observed, permitting a reduction in the cost of acquiring electricity to be passed on to captive consumers.

The new model creates conditions for the benefits of electricity made available to consumers who do not yet have this service and for guaranteeing a subsidy for low-income consumers.

Limits and Restrictions

Regulatory Resolution 299/2008 repeals certain sections of ANEEL Resolution 278/2000, which established the limits and conditions for the participation of electricity distributors and traders.  The section of Resolution 278 relating to limits to generation remains in effect and establishes that (i) an entity cannot have more than a 20% participation in the installed capacity, (ii) an entity may not have more than a 25% participation in the installed capacity of the electricity system of the South, South East and Center West regions, and (iii) an entity may not have more than a 35% participation in the installed capacity in the North and North East regions.

Section 7 of Resolution 278/2000, which defines that a distribution-concession company may only buy up to 30% of the energy required to meet their captive demand from related companies, is also retained.

Regulation of Generation Companies

Concessions

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

Dispatch and Pricing

Settlement Price for the Differences

The Spot Price, or Settlement Price for the Differences, is used to value the purchase and the sale of electric power in the short term market.  The price-setting process of the electric power traded in the short-term market is accomplished by using the data employed by the Brazilian Electricity System Operator to optimize the operation of the Brazilian NIS.

Based on the strength of the preponderance of hydro-electric plants within the Brazilian power generation grid, mathematical models are used to compute the Settlement Price for the Differences.  The purpose is to find an optimal equilibrium solution between the current benefit obtained from the use of the water and the future benefit resulting from its storage, measured in terms of the savings from the use of fuels for thermal plants.

Based on the hydrological conditions, the demand for electric power, the prices of fuel, the cost of the deficit, the entry of new projects into operation and the availability of equipment used for generation and transmission, the model used to set prices achieves an optimal result for the period being studied, defining both the hydraulic and thermal power generation for each submarket.  As result of this process, the Marginal Operational Costs are obtained for each load level and submarket.

The Settlement Price for the Differences is an amount computed on a weekly basis for each load level based on the Marginal Operational Cost, which in turn is limited by a maximum and minimum price in effect for each period and submarket.  The intervals set for the duration of each level are determined by the Brazilian Electricity System Operator for each month and reported to the CCEE to be included into the accounting and settlement system.

The calculation of the price is based on the “ex-ante” dispatch that is determined based on estimated information existing prior to the actual operation of the system, taking into account the declared availability amounts regarding both the generation and the consumption envisaged for each submarket.  The complete process for the calculation of the Spot Price consists in the use of the computational models NEWAVE and DECOMP, the result whereof is the Marginal Operational Cost for each submarket, computed respectively on a monthly and on a weekly basis.

Electricity Reallocation Mechanism (MRE in its Portuguese acronym)

The Electricity Reallocation Mechanism provides financial protection against hydrological risks for hydro-generators according to energy trading rules in effect, to mitigate the shared hydrological risks that affect generators and assure the optimal use of the hydroelectric resources of the interconnected power system.

The mechanism guarantees that all the generators that participate in the Electricity Reallocation Mechanism will be able to sell the amount of electricity which they have contracted to sell under long-term contracts as determined by ANEEL, which we refer to as “assured energy”, irrespective of their actual electricity production, provided that the power plants participating in the mechanism, as a whole, have generated sufficient electricity.  In other words, the mechanism reallocates electricity, transferring surplus electricity from those generators whose generation was in excess of their assured electricity to those whose generation was less than assured electricity.  The effective generation dispatch is determined by the National Electricity System Operator, which takes into account nationwide electricity demand, the hydrological conditions of the interconnected power system and transmission limitations.

Reimbursement of the generation costs of the relocated electricity is provided to compensate generators that relocate electricity to the system in excess of their assured electricity.  Generators are reimbursed for their variable operational costs (except fuel) and costs for the use of water.  The total costs of the relocated electricity (from all generators that provided electricity to the energy reallocation mechanism) are then combined and paid by the generators that receive electricity from the mechanism.

The mechanism includes all hydroelectric power plants subject to the centralized dispatching of the National Electricity System Operator, small hydroelectric stations that opt to participate in the mechanism and thermal power plants with centralized dispatching, included in the Initial Supply Contracts and whose fuel costs are subsidized by the Fuel Consumption Account.  Since 2003, the Fuel Consumption Account power plants only partially participated in the mechanism, due to the gradual reduction of the subsidy.

The Optimum Energy Tariff (TEO), the tariff used for trading energy in the Electricity Reallocation Mechanism, was set as R$ 9.58/MWh for 2012.  This is calculated as the tariff that covers the incremental costs of operation and maintenance of hydroelectric plants and the payment of financial compensation.

Sales between the agents of the market

The new model for the electric sector states that the trading of electric power is accomplished in two market environments: the Regulated Contracting Environment (ACR in its Portuguese acronym) and the Free-Market Contracting Environment (ACL in its Portuguese acronym).

Contracting in the ACR is formalized by means of regulated, bilateral agreements, called Electric Power Trading Agreements within the Regulated Environment (CCEAR in its Portuguese acronym) entered into between Selling Agents (sellers, generators, independent producers or self-producers) and Purchasing Agents (distributors) who participate in electric power purchase and sale auctions.

In the ACL environment, on the other hand, the negotiation among the Generating Agents, Trading Agents, Free-Market Consumers, Importers and Exporters of electric power is accomplished freely, whereby the agreements for the purchase and sale of electric power are entered into through bilateral agreements.

Generating Agents, whether public generation concessionaires, IPPs or self-producers, as well as Trading Agents, are allowed to sell electric power within the two environments, maintaining competitive nature of the overall market and all agreements, irrespectively of having been entered in the ACR or in the ACL, are registered in the CCEE, and they serve as a basis for the accounting posting and the settlement of the differences in the short term market.

Sales by Generation Companies to Unregulated Customers

In the unregulated contracting environment, the conditions for purchasing energy are negotiable between suppliers and their customers.  As for the regulated environment, where distribution companies operate, the purchase of energy must be conducted pursuant to a bidding process coordinated by ANEEL.

Sales by Distribution Companies and Regulated Customers

Pursuant to the market regulations, 100% of the energy demand from distributors must be satisfied through long-term contracts in advance of the expiration of current contracts in the regulated environment.

Tenders for the regulated environment are denominated according to the year of commencement of the electricity supply acquired by the distributor agents after the tender date, and are: i) Tenders A-5, corresponding to tenders for energy purchases from new generation sources to be supplied five years following the tender; ii) Tenders A-3, for the acquisition of energy from new generation sources; iii) Tenders A- 1, for the acquisition of energy from existing generation sources; and iv) adjustment tenders, for supplementing the energy load necessary for servicing consumers in the distribution concession market, with a limit of 1% of such load.  Reserve tenders are also carried out for increasing the security of the system.

Various energy tenders were held during 2011, including Tender A-3 and reserve tender completed in August, and Tender A-5 in December.

In the A-3 process for the supply of 2014, 2,744.6 MW of new capacity was assigned, to be generated by 51 plants.  Of the total contracted, 62% was from renewable sources (hydroelectric, wind and biomass) and the remaining 38% from fossil fuels (natural gas).

The tender for reserve energy in August 2011 assigned 1,218.1 MW from wind farm, thermal and biomass projects, with a total of 41 generating plants.  The sale of energy was negotiated at an average price of R$ 99.61/MWh.

For the new A-5 energy process carried out in December 2011, 42 projects were sold with a capacity of 1,211.5 MW, at an average price of R$ 102.18/MWh.

A Tender A-3 and a Tender A-5 are to be carried out in June and August, 2012, respectively.

Sales of Capacity to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation, at freely-agreed prices and conditions.

Incentives and Penalties

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

Law 10,438/02 created certain incentive programs for the use of alternative sources in the generation of electricity (Proinfa).  It assures the purchase of the electricity generated by Eletrobras for a period of 20 years and financial support from the Banco Nacional do Desenvolvimento, or BNDES, a state-owned development bank.  Other programs include a discount of up to 50% on the distribution or transmission tariffs and a special exception for the consumers with electricity demand in the range of 500-3,000 kW who decide to migrate to an unregulated environment, provided that such consumers purchase electricity from generating companies using non-conventional sources of electricity.

Selling agents are responsible for payments to the buying agent if they are unable to satisfy their delivery obligations.  ANEEL regulations set forth the fines applicable to electricity agents based on the nature and the materiality of the violation (including warnings, fines, temporary suspension of the right to participate in bids for new concessions, licenses or authorizations and forfeiture).  For each violation, fines may be imposed for up to 2% of the concessionaire’s revenues arising from the sale of electricity and services provided (net of taxes) in the 12-month period immediately preceding any assessment notice.

ANEEL may also impose restrictions on the terms and conditions of agreements between related parties and, under extreme circumstances, terminate such agreements.

Decree 5,163/2004 establishes that the selling agents must assure 100% physical coverage for their energy and power contracts.  This coverage must be made up of physical guarantees from its own power plants or someone else’s; in the latter case through the purchase of energy or power contracts.

Among other aspects, ANEEL’s Normative Resolution 109/2004 specifies that when these limits are not met, the Agents (generation companies and traders) are subject to financial penalties.  The determination of penalties is predicated on a 12-month period and the revenues obtained from the levying of the penalties are reverted to tariff modality within the ACR.

When the limits of contracting and physical coverage defined in Trading Rules fail to be accomplished, the Agents (generation companies and traders) are notified by the Superintendence of CCEE.  Pursuant to the specific Trading Procedure, CCEE’s Agents are allowed to file a Rebuttal to be evaluated by CCEE’s Board of Directors who then decides whether to levy or to cancel the financial penalty.

Generation Agents may sell their produced power through contracts signed within the ACR or the ACL (Free Contracting Environment).  Public Service Generators and IPPs must provide a physical coverage from their own power generation for 100% of their sales contracts.  Self-producers generate energy for their own exclusive use, and by getting ANEEL’s authorization they may sell excess power through contracts.  In both cases, the verification of physical coverage is accomplished on a monthly basis, predicated on generation data and on sales contracts for the last 12 months.  The failure to provide physical coverage exposes the generating agent to the payment of penalties.

Regulation of Distribution Companies

Energy Purchases

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

Distribution Tariffs to Final Customers

Distribution tariff rates to final customers are subject to review by ANEEL, which has the authority to adjust and review these tariffs in response to changes in energy purchase costs and market conditions.

Distribution Tariff-Setting Process

When adjusting distribution tariffs, ANEEL divides the Annual Reference Value, the costs of distribution companies, into: (i) costs that are beyond the control of the distributor (“Parcel A costs”), and (ii) costs that are under control of distributors (“Parcel B costs”), the Value-Added Distribution.  Each distribution company’s concession agreement provides for an annual adjustment.

The Concessions Law establishes three kinds of reviews for final consumer tariffs: annual tariff resetting, and both ordinary and extraordinary tariff reviews.

Distribution companies’ pricing aims to maintain constant concessionaire operating margins by allowing for tariff gains due to Parcel A costs and by permitting the concessionaire to retain any efficiency gains achieved for defined periods of time.  Tariffs to end users are also adjusted according to the variation of costs incurred in purchasing electricity.

Ordinary tariff reviews take into account the entire tariff-setting structure for the company, including the costs of providing services and purchasing energy, as well as a return for the investor.  Under their concessions, Coelce and Ampla are subject to tariff reviews every four and five years, respectively.  The asset base for calculating an allowed return for the investor is the market replacement value depreciated during its accounting useful life, and the rate of return allowed for those assets is based on the weighted average cost of capital, or WACC, for a “model company”.  The operating and maintenance costs reflected in the tariff are calculated based on the model company, which considers the special characteristics of each distribution concession area.

The law guarantees an economic and financial equilibrium for a company in the event that there is a substantial change in its operating costs.  In the event that the Parcel A cost components, such as energy purchases and taxes, increases significantly within the period between two annual tariff adjustments, the concessionaire may request from ANEEL a pass-through of those costs to the final customers.

Currently, the electricity distribution sector is going through a new regulatory framework: the definition of a new methodology for calculating the Ordinary Tariff Reviews (third revision cycle).

In November 2011, ANEEL approved the trials methodology relating to the rules for the third cycle of periodic tariff revisions for electricity tariffs, effective from 2011 to 2014.  In the proposal, there are significant changes with respect to the previous methodology:

•                  For operating costs, the model company is no longer used.  The values defined in the previous cycle are adjusted by the variation in the number of consumers, consumption and networks, discounting the productivity gains achieved by the distributors;

•                  The WACC rate of return was reduced to reflect the lower risk of investing;

•                  The sharing of other revenues with the consumer was expanded;

•                  A new methodology to estimate the distribution of productivity gains and to maintain the economic and financial balance over the tariff cycle was adopted;

•                  A new incentive mechanism for improving the quality of service was introduced.

An annual tariff adjustment applicable to Ampla was introduced on March 15, 2011, with an average 10.9% price increase for all consumers and a 10.5% increase for low-voltage customers (households, commerce and rural customers).  The tariffs were affected primarily by an 11.3% inflation increase, which updates the Parcel B costs controlled by distributors.

Ordinary tariff reviews should have been introduced for Coelce in 2011.  However, their rates were kept unchanged due to the uncertainty, in April 2011, of the new methodology to be applied.  With the publication of the new methodology, Coelce will have, in April 2012, in addition to the annual adjustment, a tariff review retroactive to April 2011.

On January 31, 2012 ANEEL opened the Public Hearing to receive input on the third cycle of tariff review of Coelce, beginning on February 2 and ending on March 2, when the session took place in Fortaleza.

Social Tariff for Electricity - New Regulation: ANEEL’s Resolution 414/2010 modified the Social Tariff regime for low-income customers, which represent 30% and 60% of the base of customers for Ampla and Coelce, respectively.  The new regulation reduced the amount of the low-income customers in 70% and 30% for Ampla and Coelce, respectively, until November 2011, as well as an effect on customer satisfaction and possible increases in energy theft and delays in payments of electricity bills.  The modifications of the Social Tariff scheme include the requirement that low-income beneficiaries of the Social Tariff must be registered in the federal social database programs and must have a family income lower than the half equivalent of the minimum legal wage, which is currently R$ 545/month.

Transmission Regulation

Transmission lines in Brazil are usually very long, since most hydroelectric plants are usually located away from the large centers of power consumption.  Today, the country’s system is almost entirely interconnected.  Only the states of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará are still not linked up to the Interconnected power system.  In these states, supply is carried out by small thermal plants or hydroelectric plants located close to their respective capital cities.

The interconnected power system provides for the exchange of power among the different regions when any region faces problems generating hydroelectric power due to a drop in its reservoir levels.  As the rainy seasons are different in the south, southeast, north and northeast of Brazil, the higher voltage transmission lines (500 kV or 750 kV) make it possible for locations with insufficient power output to be supplied by generating centers that are in a more favorable location.

Any electric power market agent that produces or consumes power is entitled to use the Basic Network.  Free-market consumers also have this right, provided that they comply with certain technical and legal requirements.  This is called free access and is guaranteed by law and by ANEEL.

The operation and management of the Basic Network is the responsibility of ONS, which is also responsible for managing energy dispatched from plants in optimized conditions, involving use of the interconnected power system hydroelectric reservoirs and thermal plants’ fuel.

Environmental Regulation

The Brazilian constitution gives the federal, state and local governments power to enact laws designed to protect the environment, and to issue regulations under such laws.  While the federal government is empowered to enact environmental regulations, the state governments are usually more stringent.  Most of the environmental regulations in Brazil are at the state and local level rather than at the federal level.

Hydroelectric facilities are required to obtain concessions for water rights and environmental approvals.  Thermal electricity generation, transmission and distribution companies are required to obtain environmental approvals from environmental regulatory authorities.

Colombia

Industry Overview

Industry Structure

The Wholesale Electricity Market in Colombia (MEM in its Spanish acronym) is based on a competitive market model and operates under open access principles.  The Colombian government participates in this market through an institutional structure that is responsible for setting forth policies and regulations, as well as for exercising supervision and control powers in respect of market participants.  The MEM relies for its effective operation on a central agency known as the Colombian Administrator of the Commercial Exchange System (ASIC in its Spanish acronym).

There are two categories of agents, generators and traders, who are allowed to buy and sell electricity as well as related products in the MEM.  All of the electricity supply offered by generation companies connected to the Colombian NIS and all of the electricity requirements of end-customers, whose demand is represented by trading companies, are traded at the MEM.

The following chart shows the relationships among the various actors in the MEM:

Generation activity consists of the production of electricity through hydroelectric plants, thermoelectric plants and all other generation plants connected to the Colombian NIS.  The generation sector is organized on a competitive basis, with independent generators selling their output on the spot market or through private contracts with large customers.  Generation companies are required to participate in the MEM with all of their generation plants or units connected to the Colombian NIS with capacities equivalent to or exceeding 20 MW.  Generation companies declare their energy availability and the price at which they are willing to sell it.  This electricity is centrally dispatched by the National Dispatch Center (CND in its Spanish acronym).

Trading consists of intermediation between the players that provide electricity generation, transmission and distribution services and the users of these services, whether or not that activity is carried out together with other electricity-sector activities.

Electricity transactions in the MEM are carried out under the three following modes:

1. Energy spot market: short term daily market

2. Bilateral contracts: long term market; and

3. “Firm Energy.”

“Firm Energy” refers to the maximum electric energy that a generation plant is able to deliver on a continual basis during a year, in extreme conditions of hydro inflows.  The generator who acquires a Firm Energy Commitment (OEF in its Spanish acronym) will receive a fixed remuneration during the commitment period of the OEF, whether the fulfillment of this obligation is required or not.  The price for each kilowatt hour of the OEF corresponds to the clearing price in the auction in which the generator sold its firm energy.  This price is denominated as Reliability Charge.  When this firm energy is required, which happens when the Spot Price surpasses the Scarcity Price, aside from the Reliability Charge the generator also receives the Scarcity Price for each kilowatt hour generated associated with its OEF.  In case the energy generated is more than the obligation specified in the OEF, this additional energy will be paid or rewarded at the Spot Price.  All generation companies in the MEM can freely enter into any or all of these transactions.

Transmission works under monopoly conditions and with a guaranteed annual fixed income that is determined by the new replacement value of the networks and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the National Transmission System (NTS in its Spanish acronym).  This value is allocated among the traders of the NTS in proportion to their energy demand.

Distribution is defined as the operation of local networks below 220 kV.  Any customer may have access to a distribution network for which it pays a connection charge.

There is one interconnected system, the Colombian NIS, and several isolated regional and smaller systems that provide electricity to specific areas.  According to the Colombian National Institute of Statistics (DANE), 97.7% of the Colombian population in 2010 received electricity through the public network, including 99.6% in urban and 90.7% in rural areas.

Principal Regulatory Authorities

The Ministry of Mines and Energy (MME in its Spanish acronym) is responsible for the policy-making of the electricity sector, which aims for a better use of the mining and energy resources available in Colombia, and in turn contributes to the country’s social and economic development.

The Mining and Energy Planning Agency (UPME in its Spanish acronym) is in charge of planning the expansion of the generation and transmission networks.

The National Planning Department (DNP in its Spanish acronym) performs the functions of Executive Secretariat of the CONPES and is therefore the entity responsible for coordinating and presenting the documents for discussion at meetings.

The National Council for Economic and Social Policy (CONPES in its Spanish acronym) is the maximum national planning authority and works as an advisory entity to the government in all aspects related to the Colombia’s economic and social development.  It coordinates and directs the entities responsible for economic and social direction, through the study and approval of documents on policy development.

The Energy and Gas Regulatory Commission (CREG in its Spanish acronym) implements the legal principles of the industry set out by The Colombian Electricity Act.  This commission is constituted by five experts named by the Colombian President, the MME, the Ministry of Public Credit and the director of the DNP or their delegates.  Such legal principles are: efficiency (the correct allocation and use of resources and the supply of electricity at minimum cost); quality (compliance with technical requirements); continuity (continuous electricity supply without unjustified interruptions);  adaptability (the incorporation of modern technology and administrative systems to promote quality and efficiency); neutrality (impartial treatment of all electricity consumers); solidarity (the provision of funds by high-income consumers to subsidize the subsistence consumption of low-income consumers); and fairness (an adequate and nondiscriminatory supply of electricity to all regions and sectors of the country).

CREG is empowered to issue regulations that govern technical and commercial operations and to set charges for regulated activities.  CREG’s main functions are to establish conditions for gradual deregulation of the electricity sector toward an open and competitive market, approve charges for transmission and distribution networks and for regulated customers, establish the methodology for calculating maximum tariffs for supplying the regulated market, regulations for planning and coordination of operations of the Colombian NIS, technical requirements for quality, reliability and security of supply, and protection of customers’ rights.

The National Operation Council (CNO in its Spanish acronym) is responsible for establishing technical standards to facilitate the efficient integration and operation of the Colombian NIS.  It is a consultative entity composed by the CND’s Director and generation, transmission and distribution company representatives.

The Commercialization Advisory Committee (CAC in its Spanish acronym) is an advisory entity which assists CREG with the commercial aspects of the MEM.

The Superintendence of Industry and Commerce investigates, corrects and sanctions restrictive commercial competition practices, such as antitrust behavior.  It also oversees mergers of companies operating in the same productive activities to prevent excessive concentration or monopoly of certain industries.

The Superintendence of Domestic Public Services (SSPD in its Spanish acronym) is responsible for overseeing all public utility services companies.  The SSPD monitors the efficiency of all utility companies and the quality of services.  The SSPD can also assume control over utility companies when the availability of utility services or the viability of such companies is at risk.  Other duties include (i) enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility companies, (ii) providing accounting norms and rules for public service companies, and (iii) in general, organizing information networks and databases pertaining to public utilities.

The Electricity Law

General

In 1994, the Colombian Congress passed significant reforms affecting the public utilities industry.  These reforms, contained in Law 142, known as the Public Utility Services Law (LSPD in its Spanish acronym), and Law 143, were the result of constitutional amendments made in 1991.  They created the basic legal framework that currently governs the electricity sector in Colombia.  The most significant reforms included the opening of the electricity industry to private sector participation, the functional segregation of the electricity sector into four distinct activities (generation, transmission, distribution and trading), the creation of an open and competitive wholesale electricity market, the regulation of transmission and distribution activities as regulated monopolies, and the adoption of universal access principles applicable to transmission and distribution networks.

The Colombian Electricity Act regulates electricity generation, trading, transmission, and distribution (collectively, the “Activities”).  Under the law, any company existing before 1994, domestic or foreign, may undertake any of the Activities.  Companies established subsequent so such date can engage exclusively in just one of such Activities.  Trading, however, can be combined with either generation or distribution.

Limits and Restrictions

The market share for generators and traders is limited.  The limit for generators is 25% of the Colombian system Firm Energy.  The principal market share metric used by CREG to regulate the generation market is the percentage of Firm Energy that a market participant holds.

Additionally, if an electricity generation company’s share of Colombia’s total Firm Energy ranges from 25% to 30% and the market’s Herfindahl Hirschman Index (“IHH”), a measure of market concentration, is at least 1,800, such company becomes subject to monitoring by the SSPD.  If an electricity generation company share of Colombia’s total Firm Energy exceeds 30%, the company may be required to sell electricity exceeding the threshold.

Similarly, a trader may not account for more than 25% of the trading activity in the Colombian NIS.  Limitations for traders take into account international energy sales.  Market share is calculated on a monthly basis according to the company’s commercial demand and traders have up to six months to reduce their market share when the limit is exceeded.

Such limits are applied to economic groups, including companies that are controlled by, or under common control with, other companies.  In addition, generators may not own more than a 25% interest in a distributor, and vice versa.  However, this limitation only applies to individual companies and does not preclude cross-ownership by companies of the same corporate group.

A distribution company can have more than 25% of an integrated company’s equity if the market share of the latter company is less than 2% of the national generation business.  A company created before the enactment of Law 143 is prohibited from merging with another company created after Law 143 came into effect.

A generator, distributor, trader or an integrated company (i.e., a firm combining generation, transmission and distribution activities), cannot own more than 15% of the equity in a transmission company if the latter represents more than 2% of the national transmission business in terms of revenues.

Generation Regulation

Concessions

The Colombian electricity sector was reformed structurally by Laws 142 and 143 of 1994.  Under this new legal structure, economic activities related to the provision of the electricity service are governed by the constitutional principles of free market economic activity, free market private initiative, freedom to enter and leave, corporate freedom, free market competition and private property, with regulation and inspection, surveillance and control by the state.

According to Law 143 of 1994, these constitutional principles of freedom are the general rule in the electricity sector business, while the concession is the exception.  Different economic, public, private or mixed agents may participate in the sector’s activities, which agents shall enjoy the freedom to develop their functions in a context of free market competition.  In order to operate or start up projects, they must obtain from the competent authorities the respective environmental, sanitation and water-right permits and those of a municipal nature that are required.  The construction of generation plants and their respective connection lines to the interconnection and transmission networks, is permitted for all economic agents.

It is not contemplated that the Colombian state can legally participate in the execution and exploitation of generation projects.  As a general rule, the carrying out of such projects is made by the private sector.  The nation is only authorized to sign concession agreements relating to generation when there is no entity prepared to assume these activities on comparable conditions.

Dispatch and Pricing

The purchase and sale of electricity can take place between generators, distributors acting in their capacity as traders, traders (who do not generate or distribute electricity) and unregulated customers.  There are no restrictions for new entrants into the market as long as the participants comply with the applicable laws and regulations.

The wholesale market facilitates the sale of excess energy that has not been committed under contracts.  In the wholesale market, an hourly spot price for all dispatched units is established based on the offer price of the highest priced energy dispatched unit for that period.  The CND receives price bids each day from all the generators participating in the wholesale market.  These bids indicate prices and the hourly available capacity for the following day.  Based on this information, the CND, guided by an “optimal dispatch” principle (which assumes an infinite transmission capacity through the network), ranks the dispatch optimized during the 24-hour period, taking into account initial operating conditions, and determining which generators will be dispatched the following day in order to satisfy expected demand.  The price for all generators is set as the most expensive generator dispatched in each hourly period under the optimal dispatch.  This price-ranking system is intended to ensure that national demand, increased by the total amount of energy exported to other countries, will be satisfied at the lowest cost combination of available generating units in the country.

Additionally, the CND plans for the dispatch, which takes into account the limitations of the network, as well as other conditions necessary to satisfy the energy demand expected for the following day in a safe, reliable and cost-efficient manner.  The cost differences between the “planned dispatch” and the “optimal dispatch” are called “restriction costs.”  The net value of such restriction costs is assigned proportionally to all the traders within the Colombian NIS, according to their energy demand, and these costs are passed through to the end customers.  Some generators have initiated legal proceedings against the government arguing that recognized prices do not fully cover the costs associated with these restrictions on the grounds that current regulations do not take into account all the costs incurred under safely reliable generation.

Sales by Generation Companies to Unregulated Customers

In the unregulated market, generation companies and unregulated customers sign contracts in which terms and prices are freely agreed.  Typically, these agreements establish that the customer pays the energy that it consumes each month without a cap or a floor.  The prices are fixed in Colombian pesos indexed monthly to the Colombian PPI.  According to resolution CREG 131 of 1998, to be considered “unregulated,” customers are required to have an average monthly power demand for six months of at least 0.1 MW, or a minimum of 55 MWh in monthly average energy demand over the prior six months.

Sales by Distribution Companies to Regulated Customers

The regulated market is serviced by traders and by distributors acting as traders, who bill all service costs, with prices regulated by CREG.  The scheme allows distributors to pass through the average purchase price of all the market transactions that affect the regulated market into the clients’ tariff, thereby mitigating spot price volatility and providing an efficiency signal to the market.  Additionally, CREG established the formula that allows for the transfer of transmission, distribution and marketing costs, and the cost of physical losses, to the regulated market.

Sales by Generation Companies to Traders for the Regulated market

Traders in the regulated market should buy energy through procedures that ensure free market competition.  For evaluating the bids, the buyer takes into account price factors as well as other technical conditions and commercial objectives to be defined before the contracting process.  These agreements can be signed with different terms, such as:  “Pay amount contracted,” “Pay amount demanded with or without a limit,” “Pay the percentage actually consumed,” etc.  Prices are denominated in Colombian pesos indexed monthly to the Colombian CPI.

Sales to Other Generation Companies

Generators can sell their energy to other generators through direct negotiation, at freely negotiated prices and conditions.

Regulatory Charges

Contribution by generation per Law 99 of 1993: Generation companies are obliged to pay monthly payments based on their generation to the regional autonomous corporations for environmental protection in areas where the plants are located and to the municipalities where the generation plants are situated.  For more information, see “Environmental Regulation.”

Generation contribution to the Financial Support Fund for Energy for Unconnected Zones (FAZNI): Law 633 of 2000 (tax reform) states that generators should make a contribution of CP 1 to the FAZNI for every kilowatt dispatched on the Wholesale Energy Exchange.  Initially, this contribution was effective until December 31, 2007, but it was extended to 2014 by Law 2,099 of November 2006.

Incentives and Penalties

Generators connected to the Colombian NIS can also receive “reliability payments” which are a result of the Firm Energy Obligation that they provide to the system.  The Firm Energy Obligation (OEF) is a commitment on the part of generation companies backed by its physical resource capable of producing firm energy during scarcity periods.  The generator that acquires an OEF will receive a fixed compensation during the commitment period, whether or not the fulfillment of its obligation is required.  To receive reliability payments, generators have to participate in firm energy bids by declaring and certifying such firm energy.  Until November 2012, the transition period, the firm energy supply for reliability purposes will be assigned proportionally to the declared firm energy of each generator.  Beyond the transition period, the additional firm energy required by the system is allocated by bids.

During 2011, CREG published resolutions for the assignment of OEF for the periods December 2014-November 2015 and December 2015-November 2016.  For the first of these periods, the OEF assigned this pro rata to the existing generators while, for the second, it carried out a second tender for the electricity sector on December 27, 2011.  The new resolutions include incentives for thermal plants that back up their OEF with imported natural gas to guarantee its OEF for 10 years, from December 2014.

The tender for firm energy for the period November 2015-December 2016 was made on December 27, 2011.  Seven companies participated with a total of eight projects of which five were assigned at a price of $ 15.7/MWh.  The new projects are Río Ambeima (hydro, 45 MW), Carlos Lleras Restrepo (hydro, 78 MW), San Miguel (hydro, 42 MW), Gecelca 32 (thermal, 250 MW) and Tasajero 2 (thermal, 160 MW).  The new assignments were made for a period of twenty years as of December 1, 2015.

In addition, on January 26, 2012, the auction was concluded for projects with long construction periods (GPPS in its Spanish acronym) which assigned Obligations of Firm Energy (OEF in its Spanish acronym) for a period of twenty years to three hydroelectric projects and one thermal project.  Of these, two correspond to new plants (Termonorte, 88 MW, as of 2017 and the Porvenir II hydroelectric power plant (352 MW as of 2018) and the other two correspond to increases in OEF for plants already under construction, and had available firm energy following the GPPS process carried out in 2008 (Sogamoso and Pescadero-Ituango hydroelectric plants).  The process ended with assignment prices below the maximum defined for the auction in December ($ 15.7/MWh), and were in connection with Termonorte ($ 14.9/MWh); Porvenir II ($ 11.7/MWh); Sogamoso and Pescadero-Ituango ($ 15.7/MWh).

Electricity Exports and Imports

Decision CAN 536 of 2002, CAN 720 of 2009, and CAN 757 of 2011, signed by the countries that participate in the Andean Nations Community (CAN in its Spanish acronym), Colombia, Ecuador, Bolivia and Peru, established the general framework for the interconnection of electrical systems that created a coordinated economic dispatch for the countries involved in the interconnections.  In this context, in March 2003, the interconnection system between Colombia and Ecuador was inaugurated and through CAN 757 adopted a transitional regime, while adopting common standards that make the international transactions viable.

Apart from the interconnection with Ecuador, Colombia is also interconnected with Venezuela by three links, the most important being the Cuestecitas-Cuatricentenario line.  During 2011, there were some transfers of energy made from Colombia to Venezuela, due to shortages in Venezuela, over this line under agreements between the presidents of both nations.

It is expected that the Colombia-Panama interconnection company will open a tender process in the first quarter of 2012, considering the advances in the Colombian regulation to facilitate this interconnection carried out in 2011.

Distribution Regulation

Distributors (or network operators) are responsible for planning, investing, operating and maintaining electricity networks below 220 kV (regional transmission systems (STR) and local distribution systems (SDL).  Any user has access to the distribution network by paying a connection fee.  In this scheme, the distributor is a passive agent who does not buy energy and is only responsible for transporting it and controlling the technical energy losses.

Distribution Tariff-Setting Process

CREG regulates distribution prices that should permit distribution companies to recover costs, including operating, maintenance and capital costs under efficient operations.  Distribution charges are set by CREG for each company based on the replacement cost of the existing distribution assets, the cost of capital, as well as operational and maintenance costs that depend on the voltage level.

The methodology for remunerating the distribution business segment was defined by CREG in 2008.  The WACC was set at 13.9% before taxes for assets operating at above 57.5 kV and 13.0% before taxes for assets operating under this threshold.  CREG also defined a methodology for the calculation of distribution charges by defining an incentive scheme for administrative, operating and maintenance costs, service quality and energy losses.  During 2009, after auditing the information reported by the companies, CREG defined the distribution charges applicable until 2013.

The distribution charges are defined for four different voltage levels which are applied depending on the user’s connection point as follows:

Level 1: less than 1 kV;

Level 2: at least 1 kV but less than 30 kV;

Level 3: at least 30 kV but less than 57.5 kV; and

Level 4: at least 57.5 kV but less than 220 kV.

Charges are set for a five-year period, and are updated monthly according to the PPI.

Incentives and Penalties

The distribution business has tariff incentives depending on the service’s quality.  The distributor also has to make compensatory payments to users when the service is not provided within the established continuity criteria.

In December 2011 CREG defined a coverage mechanism, so retailers have to guarantee distributors the payment of the STR and SDL tariffs.  CREG established that retailers must use one of the following instruments, in order to provide security of payment to distributors: bank guarantees, stand-by letters of credit letters (either domestic or international) and monthly prepayments.

At the same time, CREG defined new regulation related to non technical lossses.  It defined that the companies that face higher losses than those approved in current regulation should design a plan to reduce them.  The cost of the plan will be approved by CREG and is going to be paid by consumers.  Also, it established that companies that face lower losses than those currently approved must send to the Commission a new loss trend that will be included in the tariff.  Finally, CREG established that non technical losses must be assumed by both distributors and retailers, according to their demand.

Transmission Regulation

Transmission companies which operate at no less than 220 kV constitute the National Transmission System, or NTS.  They are required to provide access to third parties on equal conditions and are authorized to collect a tariff for their services.  The transmission tariff includes a connection charge that covers the cost of operating the facilities, and a usage charge, which applies only to traders.

CREG guarantees an annual fixed income to transmission companies.  Income is determined by the new replacement value of the network and equipment and by the resulting value of bidding processes awarding new projects for the expansion of the NTS.  This value is allocated among the traders of the NTS in proportion to their energy demand.

The expansion of the NTS is conducted according to model expansion plans designed by the Mining and Energy Planning Agency and pursuant to bidding processes opened to existing and new transmission companies, which are handled by the MME in accordance with the guidelines set by CREG.  The construction, operation and maintenance of new projects is awarded to the company that offers the lowest present value of future cash flows needed for carrying out the project.

Trading Regulation

The retail market is divided into regulated and unregulated customers.  Customers in the unregulated market may freely contract for electricity supply directly from a generator or a distributor, acting as traders, or from a pure trader.  The unregulated customer market, which for 2011 represented about 33% of the market, consists of customers with a peak demand in excess of 0.1 MW or a minimum monthly energy consumption of 55 MWh.

Trading is the resale to end customers of electricity purchased in the wholesale market.  It may be conducted by generators, distributors or independent agents, which comply with certain requirements.  Parties freely agree upon trading prices for unregulated customers.

Trading on behalf of regulated customers is subject to the “regulated freedom regime” under which tariffs are set by each trader using a combination of general cost formulas given by CREG and individual trading costs approved by CREG for each trader.  Since CREG approves limits on costs, traders in the regulated market may set lower tariffs for economic reasons.  Tariffs include, among other things, energy procurement costs, transmission charges, distribution charges and a trading margin.

The trading tariff formula became effective on February 1, 2008.  The main changes to this formula were the establishment of a fixed monthly charge and the introduction of reduction costs of non-technical energy losses in the trading charges.  In addition, CREG allows traders in the regulated market to choose tariff options to manage tariff increments.

In order to improve wholesale price formation, CREG is designing a new energy procurement scheme based on long term energy bids, known as Organized Market (MOR in its Spanish acronym).  The final rules for this new system are not available, but CREG has this issue on its 2012 agenda.

In May 2009, a company called Derivex was created so as to incorporate an energy derivatives market.  In October 2010, Derivex began its operation with the first electricity forward derivative contract.

In December 2011, CREG issued the Retailing Code, which includes specific rules that improve retailers’ relations with other electricity market members.  It establishes new regulations about energy measurement, non technical losses, the retailers’ connection to the wholesale electricity market, and the retailers’ credit risks, among other considerations.

Tariffs to Final Customers

The energy trader is responsible for charging the electricity costs to end customers and to transfer their payments to the industry’s agents.  The tariffs applied to regulated users are defined by a formula established by CREG.  This formula reflects the costs of the industry: generation, transmission, distribution (depending on the user’s connection level), trading losses, constraints, administrative costs, and market operating costs.

In addition, the final costs of the service are affected by subsidies and / or contributions that are applied according to the socio-economic level of each user.  When subsidies exceed contributions, the government covers the difference.

Another factor that affects the final tariff is the Distribution Area (ADD in its Spanish acronym), which established a single tariff for the distribution companies in adjacent geographic zones.

Environmental Regulation

The environmental framework in Colombia was established in Law 99/1993, which also established the Ministry of the Environment as the authority for determining environmental policies.  The Ministry defines, issues and executes policies and regulations that focus on the recovery, conservation, protection, organization, administration and use of renewable resources.  Therefore, the use of natural resources or any impact to them as a result of any activity or project will require the issuance of permits and environmental licenses and the establishment of environmental management plans.

Any entity planning to develop projects or activities relating to generation, interconnection, transmission or distribution of electricity that may result in environmental deterioration must first obtain an environmental license.

According to Law 99, generation plants that have a total installed nominal capacity above 10 MW are required to contribute to the conservation of the environment through a payment for their activities at a regulated tariff.  Hydroelectric power plants must pay 6% of their generation and thermoelectric plants must pay 4% of their generation, with a tariff that is annually determined.  This payment is made monthly to the municipalities and environmental corporations where these facilities are located.

Law 1450 of 2011 issued the National Development Plan 2010-2014.  The plan establishes that between 2010 and 2014, the government must develop strategies on environmental sustainability and risk prevention such as the national plan for adaptation to climate change, the environmental licensing process and environmental impact studies.

In 2011, Institutional Decree 3,570 established the new structure of the environmental sector, creating the Ministry of Environment and Sustainable Development (previously, the functions of the Ministry of Environment were established in conjunction with functions of the Ministry of Housing).  The main objectives will be environmental and renewable natural resources policy formulation and management and environment and renewable natural resources management.

In the last few years, the environmental regulation for the electricity sector has been focused on regulating aspects regarding power plant emissions, hydro policies (including water discharges and basin organizations), and environmental licensing and penalties.

Peru

Industry Overview

Industry Structure

In the Wholesale Electricity Market (MEM) there are four categories of local agents:  generators, transmitters, distributors and large customers.

The following chart shows the relationships among the various actors in the SEIN:

The generation segment is composed of companies which own generation plants.  This segment is noted for being a competitive market in which prices tend to reflect the marginal cost of production.

Electricity generators, as energy producers, have capacity and energy sale commitments with their contracted customers.  Generators may sell this capacity and energy to both distributors and unregulated customers.

The energy received by a generator’s unregulated and regulated customers do not necessarily coincide with the energy produced by that supplier since the generation plants’ production is allocated by the Committee of Economic Operation of the System (COES), the system operator, through a centralized dispatch.  The transfer cost is minimized through a consideration of the variable production costs of each power plant, regardless of their contractual commitments.  Therefore, there is a short-term market also managed by the COES, where an economic balance is made between the energy produced and the consumption required by the generators’ customers.

The generation plants’ production and the customers’ energy consumption at the nodal short-term marginal cost are valued, and the deficit generators pay for the energy purchased from surplus generators.  The balance made in connection with energy sales is also carried out with respect to capacity, in which case the price of the capacity corresponds to a price regulated by Osinergmin.

The settlements made by the COES also include payments and/or collections for complementary services such as frequency and tension regulation.  They also consider compensation for operating cost overruns, such as the operation at minimum load, random operational tests, etc.

Regulation DS 027-2011-EM of June 2011 establishes that as of January 2014, several actors may also participate as buyers in the short-term market, in addition to the generators.  These other actors include distributors (in order to meet the demand of their unregulated users), large users with demand over 10 MW, and a group of unregulated customers whose aggregate demand exceeds 10 MW.

The transmission system is made up of transmission lines, substations and equipment for the transmission of electricity from the production points (generators) to the consumption centers or distribution points.  Transmission in Peru is defined as all lines or substations with a tension higher than 60 kV.  Some generation and distribution companies also operate sub-transmission systems at the transmission level.

Electricity distribution is an activity carried out in the concession areas granted to different distribution companies.

Customers with a capacity demand lower than 200 kW are considered regulated customers, and their energy supply is considered a public service.  Customers whose capacity demand is within the range of 200-2,500 kW are free to choose to be considered regulated or unregulated customers.

There is only one interconnected system, the SEIN, and several isolated regional and smaller systems that provide electricity to specific areas.  According to the National Institute of Statistics of Peru (INEI), 88.1% of the population obtained electricity through the public network in 2010, including 98.2% in urban and 58.6% in rural areas.

Principal Regulatory Authorities

The Ministry of Energy and Mining (MINEM in its Spanish acronym) defines energy policies applicable nationwide, regulates environmental matters applicable to the energy sector and oversees the granting, supervision, maturity and termination of licenses, authorizations and concessions for generation, transmission, and distribution activities.

The Agency for the Promotion of Private Investment (PROINVERSIÓN in its Spanish acronym) is a public entity responsible for attracting private investment in public utilities and infrastructure works.  It also advises regarding the difficulties faced by investors in making their investments.

The Supervising Entity on Investment in Energy and Mining (Osinergmin in its Spanish acronym) is an autonomous public regulatory entity that controls and enforces compliance with legal and technical regulations related to electrical and hydrocarbon activities, controls and enforces compliance with the obligations stated in the concession contracts, and is responsible for the preservation of the environment in connection with the development of these activities.  Osinergmin’s Tariff Regulatory Bureau has the authority to publish the regulated tariffs.  Osinergmin also controls and supervises the bidding processes required by distribution companies to purchase energy from generators.

The Committee of Economic Operation of the System (COES) coordinates the SEIN’s short, medium- and long-term operations at minimum cost, maintaining the security of the system and optimizing energy resources.  It also plans for the SEIN’s transmission development and manages the short-term market.

The National Institute for Defense of Competition and Intellectual Property (INDECOPI in its Spanish acronym) is responsible for promoting competition, protecting consumer rights and safeguarding all forms of intellectual property.

The General Electricity Authority (DGE in its Spanish acronym) is the regulatory technical entity responsible for evaluating the electricity sector, and proposes the necessary regulations for the development of the electricity generation, transmission and distribution activities.

The Ministry of Environment (MINAM in its Spanish acronym) defines environmental policies applicable nationwide and is the head of the national environmental management system, which includes the National Environmental Impact Assessment System, the National Environmental Information System, the Protected Natural Areas System, as well as the management of natural resources in its area of competence, biodiversity and climate change, among others.

The Electricity Law

General

The general legal framework applicable to the Peruvian electricity industry includes: the Law of Electricity Concessions (Decree Law 25,844/1992) and its ancillary regulations, the Law to Secure the Efficient Development of Electricity Generation (Law 28,832/2006), the Technical Regulation on the Quality of the Electricity Supply (Supreme Decree 020/1997), the Electricity Import and Export Regulation (Supreme Decree 049/2005), the Antitrust Law for the Electricity Sector (Law 26,876/1997), and the law that regulates the activity of the Supervising Entity on Investments in Energy and Mining (Law 26,734/1996, together with Law 27,699/2002).

Some of the characteristics of the regulatory framework are (i) the separation of the three main activities: generation, transmission and distribution; (ii) freely-determined prices for the supply of energy in competitive market conditions; (iii) a system of regulated prices based on the principle of efficiency together with a bidding regime; and (iv) private operation of the interconnected electricity systems subject to the principles of efficiency and quality of service.

Limits and Restrictions

Since the enactment of the Law of Electricity Concessions, vertical integration is restricted, and thus activities in the generation, transmission and distribution segments must be developed by different companies.  The Antitrust Law for the Electricity Sector regulates the cases in which vertical and horizontal integration is admissible.

An authorization is compulsory for those electricity companies that hold more than 5% of another business segment, either before or as a result of a merger or integration.  On the other hand, an authorization is also required for the horizontal integration of either generation, transmission and distribution activities which result in a market share of 15% or higher of any business segment, either before or as a result of any operation.

Such authorizations are granted by the Institute for Defense of the Consumer and Intellectual Property, using the market share information provided by Osinergmin.

Generation Regulation

Concessions

Generation companies that own or operate a power plant with an installed capacity greater than 500 kW require a concession granted by the MINEM.  A concession for electricity generation activity is an agreement between the generator and MINEM, while an authorization is merely a unilateral permit granted by said public entity.  Authorizations are granted by the MINEM for an unlimited period of time, although their termination is subject to the same considerations and requirements as the termination of concessions under the procedures set forth in the Law of Electricity Concessions, and its related regulations.

In order to receive a concession, the applicant must first request for a temporary concession of two years, and must subsequently apply for a definitive concession.

In order to receive an authorization, the applicant must file a petition before the MINEM.  If the petition is admitted and no opposition is presented, the MINEM grants the authorization to develop generation activities for unlimited time, subject to compliance with applicable regulations.

Dispatch and Pricing

The coordination of electricity dispatch operations, the setting of spot prices and the control and management of economic transactions that take place in the SEIN are controlled by COES.  Generators can sell energy directly to large customers and buy the deficit or transfer the surplus between contracted energy and actual production in the pool at the spot price.

Sales by Generation Companies to Unregulated Customers

Sales to unregulated customers are carried out at mutually agreed prices and conditions, which include tolls and compensation for the use of transmission systems and, if necessary, to distribution companies for the use of their network.

Sales to Distribution Companies and Certain Regulated Customers

Sales to distributors can be under bilateral contracts at a price no greater than the regulated price in the case of regulated customers, or at an agreed price in the case of unregulated customers.  Besides the bilateral method allowed under the Law of Electricity Concessions, Law 28,832 has now also established the possibility that distributors may meet their unregulated or regulated customers’ demand under contracts signed following a capacity and energy supply tender process.

Sales of Capacity of Other Generation Companies

Contracts between generators and distributors and/or unregulated customers relate generally to purchases and sales of capacity and the energy associated with consumption of capacity.

The purchase/sale of capacity between generators occurs in the short-term market as a consequence of an economic balance between the valuation of the remunerated firm capacity of a generator made at the regulated capacity price (the guaranteed capacity revenue), and the valuation of distribution customers’ capacity needs, valued at the regulated capacity price and/or unregulated customers’ needs valued at the mutually agreed price (the capacity purchase expenses).

As the contracting of capacity of a generator and its valuation do not necessarily coincide with the guaranteed capacity revenue, there can be trading of capacity between generators.

The guaranteed capacity revenue of each generator is the sum of the guaranteed revenues of its generation units.  The remunerated firm capacity of each generation unit results from considering all the units that, ordered by their variable costs and considering the effect of the transmission network, are taken into account for a theoretical dispatch to meet the demand of the system during the monthly peak demand at the lowest optimal cost.

The direct sale of firm capacity is also possible between generators, under free negotiations.

Regulatory Charges

In addition to taxes applicable to all industries (mainly an income tax and a value added tax), the electricity industry operators are subject to a special regulation contribution that compensates the costs incurred by the state in connection with the regulation, supervision and monitoring of the electricity industry.  The applicable rate for this contribution is up to 1% of the annual billing of each company and the funds levied are distributed proportionally to the MINEM and Osinergmin.

Generators that also have hydroelectric plants pay a water royalty as a function of the hydroelectric energy produced and the regulated energy tariff at peak hours.

Incentives and Penalties

During 2009, MINEM carried out several studies which concluded that, in the near future, SEIN would not tolerate any unavailability of large power plants due to the lack of power generation capacity in the system.  MINEM recommended the construction of new power plants that would serve as backup (“Cold Reserve”) in order to guarantee the flow of electricity to the system and avoid blackouts.  As a result, PROINVERSIÓN carried out a public bid in August 2010, seeking to secure investments for an additional 800 MW in the system, divided into three projects located in Talara, Trujillo and Ilo.  Nevertheless, the bid resulted with only two of the projects being awarded:  Talara (200 MW, for EEPSA, a subsidiary of Endesa Latinoamérica) and Ilo (400 MW, for Enersur, an unrelated company).  These plants will receive regular payments for being permanently available to operate and provide energy to the SEIN whenever the COES calls on them and will also be reimbursed for the fuel costs incurred in generating electricity.  The Trujillo generation facility was later substituted by the Eten generation facility, and awarded to Planta de Reserva Fría de Generación de Eten S.A. (200 MW).

Services provided by generation, transmission and distribution companies have to comply with technical standards stated in the Technical Regulations on the Quality of the Electric Supply.  Failure to do so might result in the imposition of fines by Osinergmin.

In 2008, due to gas transport and electricity transmission problems, Osinergmin defined a new rule to calculate spot prices through December 2013.  Decree 049/2008 established two models, one which represented a theoretical dispatch without considering any restrictions and another that considered real dispatch with restrictions.  The spot price is obtained from the theoretical dispatch, and the additional operating costs resulting from system restrictions are paid to the affected generators through a mechanism established by the authority.

Generators receive a capacity payment whose main component is the product of an annual calculation that considers firm power of every power plant connected to the system.  Every year, Osinergmin sets the power price that shall be assigned and paid to each generator pursuant to this concept.

Electricity Exports and Imports

A 220 kV transmission line has been implemented for the interconnection with Ecuador, with a limited capacity of 160 MW.  However, the line has not operated continuously because of regulatory issues.  During June and August 2011, energy imports were made from Ecuador due to the lack of generation in northern Peru and transmission problems to that zone in the SEIN.

In addition to the interconnection with Ecuador, the governments of Peru and Brazil in 2010 signed the “Agreement between the Republic of Peru and the Federal Republic of Brazil for the supply of electricity to Peru and export of surpluses to Brazil”, whose main purpose is the exploitation of Peruvian hydroelectric resources in the Amazon basin.  In January 2012, Peru created a commission for handling the aspects contemplated in that agreement. The general framework establishes that the accumulated capacity of the generation plants that can be committed to export to Brazil is a maximum of 7,200 MW and dispatch will have the following order of priority:  (1) the Peruvian regulated market, (2) the Peruvian unregulated market, and lastly, (3) the Brazilian market.

The governments of Peru and Chile have established a bilateral working group to discuss energy matters, whose purpose is to identify and take advantage of the potential for existing energy complementarity between the two countries. The first few meetings of this group took place in 2011.  At the request of the presidents of both nations, the working group is expected to propose a framework for an agreement in connection with both countries’ electricity integration that would establish the general rules for energy exchanges between them.

Distribution Regulation

Bids for Supplying Regulated Customers

The Law to Secure the Efficient Development of Electricity Generation established a bidding regime for the acquisition of energy and capacity by distributors through a mechanism to determine prices during the life of a contract.  The approval of this mechanism is important to generators, because it sets a mechanism for determining a price for the duration of a contract that is not fixed by the regulator.

The new contracts to sell energy to distribution companies for resale to regulated customers must be made at fixed prices determined by public bids.  Only a small part of the electricity purchased by distribution companies (included in old contracts) is still maintained at node prices.  These are set annually by Osinergmin and are the maximum prices for electricity purchased by distribution companies that can be transferred to regulated customers in those contracts.

Distribution Tariffs to Final Customers

The electricity tariff for regulated customers includes charges for capacity and energy for generation and transmission and for the VAD which considers a regulated return on investments, operating and maintenance fixed charges and a standard percent for energy distribution losses.

Distribution Tariff-Setting Process

The VAD is set every four years.  Osinergmin classifies companies into groups, according to “typical distribution areas,” based on economic factors that group companies with similar distribution costs due to population density, which determines equipment requirements in the network.

Actual return on investment for a distribution company depends on its performance relative to the standards chosen by the Osinergmin for a theoretical model company.  The tariff system allows for a greater return to distribution companies that are more efficient than the model company.  Tariff studies are performed by the Osinergmin and distribution companies.  Preliminary tariffs are calculated as a weighted average of the results of the Osinergmin commissioned study and the companies’ study, with the results of the Osinergmin’s study bearing twice the weight of the companies’ study.  Preliminary tariffs are then tested to ensure that they provide an average actual annual internal rate of return between 8% and 16% on the replacement cost of electricity-related distribution assets.

The last process for setting distribution tariffs was held in November 2009 and will be in effect until November 2013.

Regulatory Charges

The regulatory charges applied to the energy sales in distribution activities are:

•                  The contribution to regulatory authorities (Osinergmin, MINEM), which represents 1% of total sales.

•                  The Electrical Social Compensation Fund (FOSE), created to promote permanent access to the public electricity service for low-income residential customers.  This Fund established a cross subsidy system among consumers that benefits users with monthly consumption below 100 kWh through fixed and proportional discounts.

•                  The rural electrification charge is a contribution for promoting the efficient and sustainable electrification development in rural, isolated or frontier areas of the country.  The contribution of the electricity users is of 0.002 UIT (a tax unit) per MWh billed, with the exception of those which are not served by the National Interconnected System.

Incentives and Penalties

Law 28,832 and DS 052-2007-EM (General Regulations of the Supply Auctions) affecting energy purchases state that if auctions are called for with an anticipation of over three years, distributors will receive a payment incentive which will be added to the generator price of the auctions, and then passed through to consumers.  This incentive cannot be higher than 3% of the tariffs applied.

The distribution concessionaire may lose its concession if it does not provide evidence of a guaranteed supply for the following 24 months, at a minimum, unless it has called for public auctions according to the current norm and has not received offers sufficient to comply with its total requirements for the established period.

Transmission Regulation

Transmission activities are divided in two categories:  “principal,” which are for common use and allow the flow of energy through the national grid; and “secondary,” which are those lines that connect a power plant with the national grid that connects principal transmission with the distribution network or that connect directly to certain final consumers.  Law 28,832 also defined “guaranteed transmission systems” and “complementary transmission systems,” applicable to projects commissioned after the enactment of that law.  Guaranteed system lines are the result of a public bid and complementary system lines are freely constructed and exploited as private projects.  Principal and guaranteed system lines are accessible to all generators and allow electricity to be delivered to all customers.  Transmission concessionaires receive an annual fixed income, as well as variable tariff revenues and connection tolls per kW.  The secondary and complementary system lines are accessible to all generators but are used to serve only certain customers who are responsible for making payments related to their use of the system.

Environmental Regulation

The environmental legal framework applicable to energy related activities in Peru is set forth in the Environmental Law (Law 28,611/2005) and in the Regulation for Environmental Protection regarding Electricity Activities (Supreme Decree 029-94-EM).  The MINEM dictates the specific environmental legal dispositions applicable to electricity activities, and Osinergmin is in charge of supervising certain aspects of their application and implementation.  According to the Environmental Law, the Ministry of Environment is in charge, as principal duties, of (i) designing the general environmental policies to every productive activity; and (ii) establishing the main guidelines of the different government authorities for their specific environmental sector regulations.  During 2010, most supervision functions regarding the application and implementation of the Environmental Law’s dispositions were transferred from Osinergmin to the Ministry of the Environment.

Renewable Energy Resources (RER) for electricity generation are considered to be from biomass, wind, solar, geothermal and tidal sources, plus hydroelectric plants whose installed capacity does not exceed 20 MW.

In 2008, the authority issued regulations to promote the use of RER.  The principal investment incentives established by these regulations are i) an objective percentage of national electricity consumption, set every five years, to be covered by RER-based electricity generation, not including hydroelectric plants (for the first five-year period, this percentage is 5%); ii) through tenders of energy to be covered by RER, the winning investor is guaranteed a firm price for the energy injected into the system during the supply contract period of up to 20 years; and iii) priority in the dispatch of load and access to transmission and distribution networks.

The second RER tender was made in August 2011.  From 1,300 GWh/year required from non-hydroelectric sources, 473 GWh were awarded in three projects out of 21 initiatives proposed.

In addition, other regulations establish tax incentives, including i) accelerated depreciation of assets for income tax purposes, and ii) the advanced recovery of the sales tax.  In 2011, the permanent congressional commission approved Law 29,764 extending these tax benefits through 2020.

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

Enel is a publicly-traded company primarily engaged in the energy sector, with presence in 40 countries worldwide, and over 97,000 MW of net installed capacity.  It provides service to more than 61 million clients through its electricity and gas businesses.

The following chart shows the relative position of Enersis in the Enel Group, as well as our most important operating subsidiaries and jointly-controlled companies:

Enersis’ Simplified Organizational Structure

as of December 31, 2011

The companies listed in the following table were consolidated by us as of December 31, 2011.  In the case of subsidiaries, our economic interest is calculated by multiplying our percentage economic interest in a directly held subsidiary by the percentage economic interest of any entity in the chain of ownership of such ultimate subsidiary.

	% Economic
	Ownership of	Consolidated	Operating Income
	Main Subsidiary	Assets of Each	of Each Main
Principal Subsidiaries and Country of Operations	by Enersis	Main Subsidiary	Subsidiary
	(in billions of Ch$ except percentages)
Electricity Generation
Endesa Chile (Chile) (1)	60.0%	6,562.0	973.9
Endesa Fortaleza (Brazil)	54.3%	248.2	57.3
Cachoeira Dourada (Brazil)	54.1%	263.1	93.8
Electricity Transmission
CIEN (Brazil)	54.3%	361.0	68.8
Electricity Distribution
Chilectra (Chile)	99.1%	1,310.2	119.7
Ampla (Brazil)	70.2%	1,318.0	173.7
Edesur (Argentina)	65.4%	357.0	(137.2)
Edelnor (Peru)	57.5%	507.3	69.9
Coelce (Brazil)	35.3%	1,101.3	181.0
Codensa (Colombia)	21.7%	1,200.2	185.5
Other non-electricity businesses
IMV (Chile)	100.0%	66.8	5.7

(1)         Endesa Chile consolidated all generation facilities in Chile, Argentina, Colombia and Peru.

Endesa Chile (Chile)

Endesa Chile is a publicly traded electricity generation company in Chile.  On a stand-alone basis, excluding direct subsidiaries in Chile (described below), Endesa Chile has a total installed capacity of 3,407 MW as of December 31, 2011, with 17 generation facilities.  Of the total capacity, 67% comes from hydroelectric power plants, including Ralco with 690 MW, El Toro with 450 MW, Rapel with 377 MW, and Antuco with 320 MW, among others.  Regarding our thermoelectric facilities, nearly 89% are gas/fuel oil power plants, and the rest are coal-steam power plants.  Our economic interest in Endesa Chile is 60.0%.

Celta (Chile)

Celta was formed in 1995 to build and operate two thermoelectric plants in the SING: a coal-fired plant with an installed capacity of 158 MW and a gas/fuel oil power plant with 24 MW of installed capacity.  Celta is wholly-owned by Endesa Chile.  Our economic interest in Celta is 60.0%.

Endesa Eco (Chile)

In April, 2005, Endesa Chile created Endesa Eco S.A., whose objectives are the promotion and development of renewable energy projects such as mini-hydro, wind, geo-thermal, solar and biomass power plants and to act as the depositary and trader of emission reduction certificates obtained by these projects.  As of December 31, 2011, Endesa Eco’s installed capacity was 87 MW.  Endesa Eco is a wholly-owned subsidiary of Endesa Chile. Our economic interest in Endesa Eco is 60.0%.

San Isidro (Chile)

San Isidro, a company wholly-owned by Endesa Chile, was incorporated in Chile in 1996 to build and operate a 379 MW combined-cycle thermal plant in Quillota, in the Valparaíso Region.  The plant began commercial operations in 1998.  A 220 kV transmission line of 9 kilometers was built to connect this thermal plant to the SIC.  This transmission system is owned by Transmisora Eléctrica de Quillota Ltda. (Transquillota), in which San Isidro has a 50% interest. Our economic interest in San Isidro is 60.0%.

Pangue (Chile)

Pangue was incorporated with the objective to build and operate a 467 MW installed capacity hydroelectric power station on the Bío-Bío River.  The first unit started operations in 1996 and the second unit started operations in 1997.  Endesa Chile holds 95% of Pangue’s share capital. Our economic interest in Pangue is 57.0%.

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

El Chocón (Argentina)

El Chocón is an electricity generation company, incorporated in Argentina, located between the Neuquén and Río Negro provinces, in the Comahue Basin in southern Argentina.  It has two hydroelectric power stations with an aggregate installed capacity of 1,328 MW.  A 30-year concession, which expires in 2023, was granted by the Argentine government to our subsidiary, Hidroinvest S.A., which bought 59.0% of the shares in July 1993 during the privatization process. Endesa Chile operates El Chocón for a fee pursuant to an operating agreement with a term equal to the duration of the concession.  Endesa Chile increased its beneficially owns 65.4% of El Chocón.

Endesa Costanera (Argentina)

Endesa Costanera is a publicly traded electricity generation company in Argentina, with 2,324 MW of total installed capacity in Buenos Aires, including six steam turbines with an aggregate capacity of 1,138 MW which burn oil and gas, and two natural gas combined-cycle facilities with a total capacity of 1,186 MW.  The company was acquired from the Argentine government after the privatization of Servicios Eléctricos del Gran Buenos Aires S.A.  Endesa Chile owns 69.8% of Endesa Costanera.

Edegel (Peru)

Edegel, an electricity generation company, was acquired by Endesa Chile in 1995.  It currently owns seven hydroelectric plants and two thermal plants, with a combined installed capacity of 1,668 MW.  In October 2009, Endesa Chile purchased an additional 29.4% stake in Edegel from Generalima, a subsidiary of Endesa Latinoamérica.  Thus, Endesa Chile increased its beneficial ownership in Edegel from 33.1% to 62.5% in 2009.

Edegel contributed equity for the subsidiary Chinango S.A.C. in March 2008.  Edegel holds an 80% share of Chinango, and Peruana de Energía S.A.A. owns the remaining 20% share.

Emgesa (Colombia)

Emgesa has a total installed generating capacity of 2,914 MW of which 85% corresponds to hydroelectric power plants and the remaining to thermoelectric power plants.  In September, 2007 Central Hidroeléctrica Betania S.A. E.S.P. and Emgesa S.A. E.S.P. were merged into Betania, which then adopted the name of Emgesa S.A. E.S.P.

In September 1997, Central Hidroeléctrica Betania, through its former subsidiary Inversiones Betania S.A. and in association with Endesa Desarrollo, S.A. of Spain, was awarded control of Emgesa through Capital de Energía S.A. (CESA), with 48.5% of the shares.  In January 2006, due to a company restructuring, CESA ceased to exist.  In March 2006, Emgesa purchased the assets of Termocartagena (208 MW) through a public tender process.  Empresa de Energía de Bogotá S.A. has a direct 51.5% equity interest in Emgesa.  Endesa Chile’s beneficial ownership in Emgesa is 26.9%; however, it has 31.3% of the voting rights, and due to a transfer of rights from another subsidiary of Endesa Spain, Endesa Chile has the right to appoint the majority of the Board members and, therefore, controls Emgesa.

Endesa Brasil (Brazil)

In 2005, Endesa Brasil was formed as a company to manage all generation, transmission and distribution assets that Endesa Latinoamérica, a subsidiary of Endesa Spain, held together with Enersis, Endesa Chile and Chilectra in Brazil; namely, through Ampla, Endesa Fortaleza, CIEN, Cachoeira Dourada and Coelce.  Enersis has a beneficial interest of 54.3% in Endesa Brasil.

Endesa Fortaleza (Brazil)

Located in the municipality of Caucaia, 50 kilometers from the capital of the State of Ceará, Endesa Fortaleza is a combined-cycle power plant of 322 MW fueled by natural gas, with a capacity to generate a third of the electricity requirements of Ceará, with a population of 8.2 million people.  Fortaleza is wholly-owned by Endesa Brasil.  We hold a 54.3% economic interest in Endesa Fortaleza.

Cachoeira Dourada (Brazil)

Located in the State of Goias, 240 kilometers south of Goiania, Cachoeira Dourada (Cachoeira) is a hydro run-of-the-river plant using the flows from the Paranaiba River, with ten generating units totaling 665 MW of installed capacity.  Cachoeira started operations in 1997.  Net generation for 2011 was 3,121 GWh, while sales amounted to 3,986 GWh.  Endesa Brasil has a 99.6% ownership interest in Cachoeira and our economic interest is 54.1%.

CIEN (Brazil)

CIEN, a Brazilian transmission company wholly-owned by Endesa Brasil, transmits electricity through two transmission lines between Argentina and Brazil covering a distance of 500 kilometers, with a total interconnection capacity of 2,100 MW.  CIEN consolidates CTM and TESA, which operate the Argentine side of the interconnection line with Brazil.  Our economic interest in CIEN is 54.3%.

Ampla (Brazil)

Ampla is the second largest electricity distribution company in the State of Rio de Janeiro, Brazil as measured by the number of clients and annual energy sales.  Ampla is engaged mainly in the distribution of electricity to 66 municipalities of the State of Rio de Janeiro and serves 2.6 million customers in a concession area of 32,615 square kilometers.  As of December 31, 2011, we had a 70.2% economic interest in Ampla.

Coelce (Brazil)

Coelce is the sole electricity distributor in the State of Ceará, in northeastern Brazil.  As of December 31, 2011, Coelce served over 3.2 million customers within a concession area of 148,825 square kilometers.  We hold a 35.3% economic interest in Coelce.

Chilectra (Chile)

Chilectra is one of the largest electricity distribution companies in Chile as measured by the number of regulated clients, distribution assets and energy sales.  Chilectra operates in a concession area of 2,118 square kilometers in the Santiago metropolitan area serving approximately 1.6 million customers.  Our economic interest in Chilectra is 99.1%.

Edesur (Argentina)

Edesur is the second largest electricity distribution company in Argentina measured by energy purchases.  Edesur operates in a concession area of 3,309 square kilometers in the south-central part of the greater Buenos Aires metropolitan area serving approximately 2.4 million customers.  Our economic interest in Edesur is 65.4%

Codensa (Colombia)

Codensa, an electricity distribution company that serves a concession area of 18,217 square kilometers in Bogotá and 96 other municipalities in the Department of Cundinamarca, Tolima and Boyacá, serves approximately 2.6 million customers.  We hold a 21.7% economic interest in Codensa, and due to a transfer of rights from another Endesa Spain subsidiary, we appoint the majority of the Board members and, therefore, control this company.

Edelnor (Peru)

Edelnor, a Peruvian electricity distribution company, operates in a concession area of 2,440 square kilometers.  It has an exclusive concession to distribute electricity in the northern part of the Lima metropolitan area, some provinces of the Lima department such as Huaral, Huaura, Barranca and Oyón, and in the adjacent province of Callao.  As of December 31, 2011, Edelnor distributed electricity to approximately 1.1 million customers.  We hold 57.5% of the economic interest in Edelnor.

Inmobiliaria Manso de Velasco (Chile)

Inmobiliaria Manso de Velasco, a wholly-owned subsidiary, develops real estate projects in Chile and represents less than 0.2% of our 2011 operating revenues before consolidation adjustments.

Selected Related and Jointly-Controlled Companies

Electrogas (Chile)

Electrogas, constituted in 1996, offers natural gas transportation services to the Valparaíso Region in Chile, especially to the San Isidro and Nehuenco combined-cycle plants at Quillota.  Endesa Chile has a beneficial interest of 42.5% share in this company.  The other shareholders are Colbún S.A. and Empresa Nacional del Petróleo S.A. (ENAP, in its Spanish acronym).  Our economic interest is 25.5%.

Endesa Cemsa (Argentina)

Cemsa is responsible for trading electricity.  As of the date of this Report, Endesa Chile has an indirect ownership holding in Cemsa of 45% and Endesa Spain’s Endesa Latinoamérica owns the remaining 55%.  Our economic interest is 27%.

GNL Quintero (Chile)

GNL Quintero was incorporated in March, 2007.  Endesa Chile has a 20% ownership interest and the remaining interest is owned by British Gas (40%), ENAP (20%) and Metrogas (20%).  This company operates a LNG regasification facility located in Quintero Bay whereby LNG is unloaded, stored and regasified.

This project was built by Chicago Bridge & Iron and currently has a regasification capacity of 9.6 million m3 per day and two 160,000 m3 LNG containment tanks.  Our economic interest is 12.0%.

GasAtacama (Chile)

Endesa Chile has a 50% beneficial interest in GasAtacama, located in the northern Region of Chile.  Since 2007, Southern Cross Latin America Private Equity Fund III, L.P. owns the remaining 50% beneficial interest.  Subsidiaries of this holding company were Gasoducto Atacama Chile S.A., Gasoducto Atacama Argentina S.A. and GasAtacama Generación S.A., which are involved in electricity generation and natural gas transportation.  In November, 2008, GasAtacama Generación S.A. and Gasoducto Atacama Chile S.A. merged into GasAtacama Generación S.A., which changed its name to GasAtacama Chile S.A.  Our economic interest is 30.0%.

HidroAysén (Chile)

HidroAysén was incorporated in March 2007.  Endesa Chile has a 51% ownership interest and Colbún S.A. the remaining 49%.  The company was created to develop and exploit a hydroelectric project located in the Aysén Region, in the southern region of Chile.  Our economic interest is 30.6%.

Transquillota (Chile)

Transquillota was incorporated in June 1997, as part of an agreement between San Isidro and Colbún, for the joint development of a 220 kV transmission line for dispatching the energy produced and connecting San Isidro and Nehuenco (subsidiary of Colbún) plants to the Central Interconnected Electric System (SIC).  The 220 kV transmission line is 8 kilometers long.  The property is equally divided among San Isidro and Nehuenco.  Endesa Chile’s economic interest is 30.3%.

For additional information of all Endesa Chile’s subsidiaries and jointly-controlled companies, please refer to Appendix 1 of our Consolidated Financial Statements.

D.            Property, Plants and Equipment.

Our Property, Plant and Equipment are concentrated primarily on electricity generation, distribution and transmission assets in the five countries in which we operate.

Property, Plants and Equipment of Generating Companies

We conduct our generation and transmission businesses through our subsidiaries, Endesa Chile and Endesa Brasil.  In Chile,  Endesa Chile owns 24 generation power plants and consolidates revenues from four others, for a total of 28 plants.  Endesa Chile also consolidates revenues from other non wholly-owned generation companies in Argentina, Colombia and Peru, which involve an additional 26 generation power plants.  Finally, through Endesa Brasil, through whom we conduct our Brazilian operations, we consolidate revenues from two other generation power plants, thereby aggregating a total of 56 power plants in South America.  Through Endesa Brasil, we also own and a transmission system consisting of two 2,100 MW transmission lines 500 kilometers long, linking Rincón de Santa María in Argentina with Itá in the State of Santa Catarina in Brazil.

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

The following table identifies the power plants that we own, at the end of each year, and their basic characteristics:

			Installed Capacity
Country/Company	Power Plant Name	Power Plant Type (1)	2009	2010	2011
				MW

Argentina
Endesa Costanera	Total		2,324	2,324	2,324
	Endesa Costanera Steam Turbine	Steam Turbine/Natural Gas+ Fuel Oil	1,138	1,138	1,138
	Endesa Costanera Combined Cycle II	Combined Cycle/Natural Gas+Diesel Oil	859	859	859
	Central Buenos Aires Combined Cycle I	Combined Cycle/Natural Gas	327	327	327

El Chocón	Total		1,328	1,328	1,328
	Chocón	Reservoir	1,200	1,200	1,200
	Arroyito	Pass-through	128	128	128
Total Capacity in Argentina			3,652	3,652	3,652

Brazil
Cachoeira Dourada	Cachoeira Dourada	Pass-through	665	665	665
Endesa Fortaleza	Endesa Fortaleza	Combined Cycle/Gas	322	322	322
Total Capacity in Brazil			987	987	987

Chile
Endesa Chile	Total		3,446	3,407	3,407
	Total Hydroelectric		2,290	2,290	2,290
	Rapel	Reservoir	377	377	377
	Cipreses	Reservoir	106	106	106
	El Toro	Reservoir	450	450	450
	Los Molles	Pass-through	18	18	18
	Sauzal	Pass-through	77	77	77
	Sauzalito	Pass-through	12	12	12
	Isla	Pass-through	70	70	70

	Antuco	Pass-through	320	320	320
	Abanico	Pass-through	136	136	136
	Ralco	Reservoir	690	690	690
	Palmucho	Pass-through	34	34	34
	Total Thermal		1,156	1,117	1,117
	Huasco (2)	Steam Turbine/Coal	16	0	0
	Bocamina	Steam Turbine/Coal	128	128	128
	Diego de Almagro (3)	Gas Turbine/ Diesel Oil	47	24	24
	Huasco	Gas Turbine/IFO 180 Oil	64	64	64
	Taltal	Gas Turbine/Natural Gas+Diesel Oil	245	245	245
	San Isidro 2	Combined Cycle /Natural Gas+Diesel Oil	399	399	399
	Quintero	Gas Turbine/Natural Gas+Diesel Oil	257	257	257
Pehuenche	Total		699	699	699
	Pehuenche	Reservoir	570	570	570
	Curillinque	Pass-through	89	89	89
	Loma Alta	Pass-through	40	40	40
Pangue	Pangue	Reservoir	467	467	467
San Isidro	San Isidro	Combined Cycle /Natural Gas+Diesel Oil	379	379	379
Celta	Total		182	182	182
	Tarapacá	Steam Turbine/Coal	158	158	158
	Tarapacá	Gas Turbine/Diesel Oil	24	24	24
Endesa Eco	Total		87	87	87
	Canela	Wind Farm	18	18	18
	Canela II	Wind Farm	60	60	60
	Ojos de Agua	Pass-through	9	9	9
GasAtacama	Atacama	Combined Cycle /Natural Gas+Diesel Oil	390	390	390
Total Capacity in Chile			5,650	5,611	5,611

Colombia
Emgesa	Total		2,895	2,914	2,914
	Guavio	Reservoir	1,213	1,213	1,213
	Paraíso	Reservoir	276	276	276
	La Guaca	Pass-through	325	325	325
	Termozipa	Steam Turbine/Coal	236	236	236
	Cartagena	Steam Turbine/ Natural Gas + Diesel Oil	208	208	208
	Minor plants (4)	Pass-through	96	116	116
	Betania	Reservoir	541	541	541
Total Capacity in Colombia			2,895	2,914	2,914
Peru
Edegel	Total		1,473	1,474	1,474
	Huinco	Pass-through	247	247	247
	Matucana	Pass-through	129	129	129
	Callahuanca	Pass-through	80	80	80
	Moyopampa	Pass-through	65	66	66
	Huampani	Pass-through	30	30	30
	Yanango (5)	Pass-through	—	—	—
	Chimay (5)	Pass-through	—	—	—
	Santa Rosa	Gas Turbine/Diesel Oil	430	429	429
	Ventanilla	Combined Cycle/Natural Gas	493	493	493
Chinango	Total		194	194	194
	Yanango	Pass-through	43	43	43

	Chimay	Pass-through	151	151	151
Total Capacity in Peru			1,667	1,668	1,668
Total Endesa Chile			14,851	14,833	14,833

(1)	Reservoir and pass-through refer to a hydroelectric plant that uses the force of a dam or a river, respectively, to move the turbines which generate electricity.
“Steam” refers to the technology of a thermal power plant that uses natural gas, coal, diesel or fuel oil, to produce steam that moves the turbines to generate electricity.
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

“Wind Farm” refers to the technology that transforms the kinetic energy of wind into electricity.
(2)	The commercial operation of Huasco’s steam/coal turbine ended on July 31, 2010.
(3)	Until March 2010, the information includes one additional unit of Diego de Almagro (23 MW), which Endesa Chile had rented from Codelco since 2001.
(4)	Minor plants are registered with a total capacity of 116 MW. As of December 31, 2011 Emgesa owned and operated six minor plants: Charquito, El Limonar, La Tinta, Tequendama, La Junca and San Antonio.
(5)	In May 2009, the Yanango and Chimay power plants were transferred to Chinango, Edegel’s subsidiary.

As of December 31, 2011, the Company had received the international standard ISO 14,001 certification of 100% of its installed capacity in South America, which included 56 out of 56 generation facilities that produced 100% of the total annual generation according to the ISO 14,001 standard.

Investment Projects Completed during 2011

Not applicable.

Projects under Construction

Chile.  Bocamina Power Plant Expansion, Second Unit

Located in the district of Coronel, Bío-Bío Region, the project benefits from the existing harbor services, as well as some ancillary facilities of the first unit, built for coal storing and ashes disposal.  This second unit will use pulverized coal and technology for emissions reduction.  Its installed capacity is estimated at 370 MW.  As a result of the February 27, 2010 earthquake, which severely affected the Bío-Bío Region, the start-up date, originally expected for December 2010, has been postponed.  In the transmission-system connection project, the hanging of the last 1.7 km section (Lagunillas—Hualpén) was completed on December 2, 2011.  The start-up of this project is expected during the second half of 2012.  This project is being financed with internally generated funds.

Colombia.  El Quimbo Hydroelectric Project

El Quimbo hydroelectric project is located in the department of Huila, on the Magdalena River, upstream of the Betania power plant.  Its installed capacity will be 400 MW through two generation units.  We expect the project to start operations by December 2014.  This project will be financed mainly with external sources, and to a lesser extent, with Emgesa’s internally generated funds.  In January 2011, Emgesa issued bonds in the international markets for the equivalent of $ 400 million.  In 2009, the Ministry of the Environment approved the environmental license and building permission.  As a result of the awarding process, Emgesa assumed a Firm Energy Obligation for El Quimbo starting in December 2014.

The principal contracts, corresponding to the civil works and the manufacture, supply and assembly of the equipment, were awarded to the Impregilo-OHL consortium and the Alstom — Schrader Camargo consortium.  On July 30, 2011, the Impregilo-OHL Consortium completed the connection of the underground excavation fronts for Ventana 1 and Ventana 2, at the vault level.  The deviation of the Magdalena River was successfully achieved in March 2012.

Argentina.  Vuelta de Obligado Power Plant Project

The project is developed by a consortium consisting of SADESA ( 56%), Hidroeléctrica El Chocón S.A. (33%), Central Dock Sud S.A. (10%) and Endesa Costanera (1%), as a result of the agreement between the Argentine government and the electricity generation companies with which the state has debts for energy sales since 2008.  The project consists of the construction of a natural gas combined-cycle plant of approximately 800 MW located at Timbúes, Santa Fe province, adjacent to FONINVEMEM’s San Martín thermal plant.  The future energy production of this plant will be used to cover increases in demand on the National Grid System under a 10-year supply contract.

An international tender was called during 2011 for the turnkey construction of the plant under an EPC contract and for maintenance under a 10-year long-term supply agreement (LTSA).  The bids received are currently being evaluated.  The start-up of the first machine is estimated for the last quarter of 2013.  The commercial start-up of the combined cycle is expected for the first quarter of 2015.

Projects under Development

The estimated investments disclosed in this section aggregate the funds that the Company expects to spend in dollars each year.  Budgeted amounts include connecting lines that could eventually be owned by third parties and paid as tolls.  In general terms, projects are expected to be financed with resources to be provided by external financing as well as internally generated funds for each of the companies described.

We continuously analyze different growth opportunities in the countries in which we participate.  Thus, the expected start-up for each project is continuously assessed and will be defined based on the commercial opportunities and the financing capacity of the Company to fund these projects.  The most relevant projects in the pipeline are as follows:

Chile.  Los Cóndores Project

The Los Cóndores project will be located in the Maule Region.  It consists of the construction of a pass-through hydroelectric plant of 150 MW installed capacity, which will use the waters from the Maule lake reservoir through an adduction system 12 kilometers long.  The power plant will be connected to the SIC at the Ancoa substation through a 220 kV transmission line.

The feasibility study has been completed, considering the tunnel construction using TBM technology (tunnel machinery) which involves higher efficiencies, safety standards and a lower environmental impact.  The environmental permit for this generation power plant was obtained in 2011.  At the end of 2011, the basic engineering was completed.  The environmental approval process for the transmission line began in October 2010 and is still in process.

Chile.  Neltume Hydroelectric Project

The Neltume project is located in Los Ríos Region, on the upper part of the Valdivia River basin.  The Neltume project consists of a 490 MW installed capacity pass-through hydro plant.  The power plant will be connected to the SIC through a 220 kV transmission line from Neltume to Loncoche, via Pullinque.

The Neltume power generation project has been under the environmental permission process since December 2010.  During 2011, the basic engineering studies began and complementary studies for environmental process were developed.  During 2012 and 2013, we expect to complete the basic engineering studies and to obtain the environmental authority permissions.

Chile.  HidroAysén Project

The HidroAysén hydroelectric project consists of five hydroelectric power stations, with an aggregate installed capacity of 2,750 MW, two of which are in the Baker River (660 MW and 360 MW) and the other three are in the Pascua River (770 MW, 500 MW and 460 MW).  Connection to the SIC consists of a 500 kV high-voltage direct current (HVDC) transmission line whose length depends on whether the injection of energy is made in the central zone of the SIC (1,912 km further north) or at the SIC’s southernmost point (1,000 km further north).

On May 9, 2011, the environmental authority approved the Environmental Impact Assessment presented for the HidroAysén project.  However, HidroAysén presented an appeal against the environmental qualification resolution issued, requesting the revision of certain demands.  This has to be analyzed and resolved, together with those presented by other parties, by a committee of public cabinet members.  In addition, work was carried out in 2011 on the preparation of the environmental impact assessment for the direct current transmission line, which is intended to be submitted for processing in 2012.

Chile.  Punta Alcalde Power Plant

The project consists of the construction of a thermoelectric plant with two steam-coal units, with a total installed capacity of 740 MW, located in the Atacama Region.  The plant will be connected to the SIC at the Maitencillo substation through a 220 kV transmission line.

In 2011 the power plant generation feasibility study and on-site studies were carried out.  In 2012, we expect to obtain the environmental authority permissions. The environmental study for the transmission line is expected to be submitted in the first half of 2012.

Peru.  Curibamba Hydroelectric Project

This relates to a pass-through power plant with an effective capacity of 188 MW to produce 1,010 GWh/year.  This would be located upstream from the intake of the Chimay hydroelectric power plant in the department of Junín and would use the waters of the Comas and Uchubamba Rivers through an 8.1 km pressure tunnel.

The geo-technical prospection works were finished on September 23, 2011 and the exploration gallery works completed on December 29, 2011, while work has continued on the engineering and basic design.  The plant’s environmental impact assessment (EIA) continues its normal process.  We received the third round of questions from the authorities on December 26, 2011.

On November 25, 2011, the transmission line’s environmental impact assessment and the executive summary corresponding to the General Directorate of Energy Environmental Matters (DGAAE) were submitted.  The environmental approval is foreseen for 2012, both for the plant and for the transmission line, in addition to the definitive concession.  The basic design for the plant and the transmission line will be completed before calling for the respective tenders for the construction contracts.

Property, Plants and Equipment of Transmission and Distribution Companies

We also have significant interests or investments in electricity distribution.  The description for each distribution company is included in this “Item 4.  Information on the Company.”  The table set forth below describes our main equipment used for our distribution business, such as transmission lines, substations, distribution networks and transformers.

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

Transmission lines and the equipment attached to them do not qualify as insurable assets for property damage, although they have insurance policies including civil liability clauses for damages against third parties caused by these transmission installations.  This criterion applies in the case of the Argentina-Brazil interconnection line, our main transmission asset, for which there is insurance coverage for damage to the assets and civil liability for the Garabí conversion station, the Argentina/Brazil connection substations and up to 1 km of lines from the substations. Only third-party liability coverage is applicable for the rest of the transmission lines.

TABLE OF DISTRIBUTION FACILITIES

General Characteristics

		Concession Area	Transmission Lines (km) (1)
	Location	(km2)	2009	2010	2011
Chilectra	Chile	2,118	355	355	355
Edesur	Argentina	3,309	1,162	1,162	1,139
Edelnor	Peru	2,440	436	449	464
Ampla	Brazil	32,615	2,333	2,339	2,339
Coelce	Brazil	148,825	4,312	4,351	4,504
Codensa	Colombia	14,087	1,240	1,240	1,246
EEC (2)	Colombia	5,186	34	35	35
Total		208,580	9,872	9,932	10,082

(1)   The transmission lines consist of circuits with voltages in the 27-220 kV range.

(2)   We include 49% of EEC.

Power and Interconnection Substations and Transformers (1)

	2009			2010			2011
	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)	Number of Substations	Number of Transformers	Capacity (MVA)
Chilectra	53	149	6,729	53	152	6,904	53	155	7,023
Edesur	67	173	11,481	67	173	11,481	66	171	11,547
Edelnor	29	64	2,572	29	67	2,757	30	69	2,883
Ampla	117	226	4,434	116	222	4,386	116	221	4,452
Coelce	97	154	2,211	98	156	2,273	99	160	2,406
Codensa	62	208	7,524	62	211	7,665	63	225	8,619
EEC (2)	23	32	161	23	31	170	23	33	174
Total	448	1,006	35,112	448	1,012	35,636	450	1,034	37,104

(1)   Voltage of these transformers is in the range of 500 kV (high voltage) and 7 kV (medium voltage).

(2)   We include 49% of EEC.

Distribution Network - Medium and Low Voltage Lines (1)

	2009		2010		2011
	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)	Medium Voltage (km)	Low Voltage (km)
Chilectra	4,822	9,964	4,945	10,285	4,993	10,476
Edesur	7,223	15,870	7,318	15,937	7,347	15,985
Edelnor	3,597	18,708	3,694	19,234	3,854	19,826
Ampla	32,052	17,146	32,562	17,278	33,078	17,459
Coelce	74,829	44,297	78,578	45,684	79,759	46,115
Codensa	18,881	22,202	19,104	22,579	19,276	23,586
EEC (2)	3,606	5,430	3,624	5,608	3,724	5,474
Total	145,011	133,618	149,824	136,605	152,031	138,921

(1)   Medium voltage lines: 7 kV—34.5 kV; low voltage lines: 380-110 V.

(2)   We include 49% of EEC.

Transformers for Distribution (1)

	2009		2010		2011
	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)	Number of Transformers	Capacity (MVA)
Chilectra	28,057	6,256	28,362	6,500	28,384	6,782
Edesur	23,474	5,339	23,583	5,508	23,520	5,651
Edelnor	9,540	1,304	9,665	1,347	9,878	1,443
Ampla	105,308	3,701	107,663	3,882	110,473	4,115
Coelce	124,800	3,944	128,836	4,411	134,132	4,508
Codensa	64,792	7,821	65,836	8,055	66,570	8,301
EEC (2)	6,628	321	6,687	304	6,808	312
Total	362,599	28,686	370,632	30,007	379,765	31,112

(1)           Voltage of these transformers is in the range of 34.5 kV (medium voltage) and 110 V (low voltage).

(2)           We include 49% of EEC.

Major Encumbrances

Endesa Costanera’s supplier debt with Mitsubishi Corporation corresponds to the remaining payments in the purchase of equipment.  As of December 31, 2011, the value of the assets pledged as liens on this debt was Ch$ 42 billion.  Additionally, Endesa Costanera has executed liens for Ch$ 11 billion as of December 31, 2011 in favor of Credit Suisse First Boston in order to guarantee a loan.

Edegel executed a debt arising from the financing of the Ventanilla power plant.  As of December 31, 2011, the value of the assets pledged as liens for this debt was Ch$ 100 billion.

In addition, Fortaleza executed a loan agreement with the International Finance Corporation (IFC) to finance the construction of this power plant in Brazil.  Fortaleza granted liens for the IFC that include a mortgage and a pledge on assets which, as of December 31, 2011 were valued at Ch$ 175 billion.  For further information, see Note 34 of our audited Consolidated Financial Statements.

Climate Change

In recent years, the country and the region have seen a growing development related to non-conventional renewable energy and strategies to face climate change.  This has led both the public and private sectors to conduct suitable strategies for adapting themselves to the new requirements, evidenced by legal obligations at the local level, commitments assumed by countries at the international level and the demanding requirements of the international markets in these matters.

Non-conventional renewable energies (NCRE) provide energy with minimal environmental impact and without CO2 emissions.  They are therefore considered as technological options that strengthen sustainable energy development as they supplement the production of traditional generators.

During 2011, Enersis and its subsidiaries, in particular Endesa Chile’s subsidiary Endesa Eco, carried out several activities and held working meetings with different public, academic and private entities, in order to learn and share experiences concerning the technical and regulatory developments in connection with NCRE and climate change at both the local and international levels, analyze and establish strategic alliances, develop social and private projects and strengthen the leadership position achieved by the company in Chile.

The Canela wind farm (18 MW, in operation since late 2007), Ojos de Agua mini-hydroelectric plant (9 MW, in operation since 2008) and Canela II wind farm (60 MW, in operations since late 2009) are the NCRE facilities owned by the company, which have contributed with clean and renewable energy to the national grid.

Regarding the development of CO2 emission reduction mechanisms, during 2011, the projects in the Clean Development Mechanism (CDM) circuit were as follows:

Ojos de Agua Mini-Hydroelectric Plant: In 2009, the verification of the greenhouse gas emissions (CO2) avoided by the Ojos de Agua mini-hydroelectric plant during the previous period were begun, so as to certify and trade these emission reductions under the CDM.  As a result of the verification process, during 2010 and 2011 the company has been analyzing administrative and technical modifications to the monitoring procedures, in order to meet the requirements of the United Nations Framework Convention on Climate Change (UNFCCC) for CDM projects.  As of the date of this Report, the company is working on these administrative and technical changes.  Since its start-up in 2008, the installation has avoided the emission of some 63,000 tons of CO2, which can be traded once they are verified.

Canela Wind Farm: On April 3, 2009, the UNFCCC approved the registration of the Canela project in the CDM circuit as a CDM project, which recognizes that this wind farm may verify and trade the greenhouse gas emissions it will avoid during its useful life.  During 2011 the company had to study and evaluate some adjustment and modifications to the CDM monitoring plan, in order to meet the requirements of the UNFCCC.  As of the date of this Report, the company is working on these activities.  Since its start-up in 2009, the installation has avoided the emission of about 65,000 tons of CO2, which will be able to be traded on the CDM circuit as soon as they are verified.

Canela II Wind Farm: As part of the validation process of the Canela II wind farm as a CDM project, the Designated Operational Entity (DOE) requested in 2011 some clarifications and new information to prepare the application for registration.  The validation report was issued on June 22, 2011, and the registration submission to the UNFCCC was requested on July 20, 2011.  As of the date of this Report, the registration process has not finished.  According to the base-line analysis presented in the Project Design Document (PDD), we estimate that the facility will avoid the emission of 89,608 tons of CO2 annually.

Detail of CDM projects processed in 2011 by Endesa Eco

CDM project	Company/country	Position as of December 31, 2011	Emission factor (tons CO2e/MWh)	Approximate emissions avoided (tons CO2e/year)
Ojos de Agua mini-hydroelectric plant	Endesa Eco (Chile)	Registered with the Executive Authority of the UNFCCC since April 2007. The reduction in emissions of 2008 and 2009 periods are currently been verified.	0.4348	63,000 (CER still not verified) (1)
Canela wind farm	Central Eólica Canela S.A. (Chile)	Registered with the Executive Authority of the UNFCCC since April 2009.	0.5713	65,000 (CER still not verified)
Canela II wind farm	Central Eólica Canela S.A. (Chile)	Validation report issued, registration submission on July 20, 2011. Preparing the answer to the UNFCCC requirements.	0.6541	89,608 (CER still not verified)

(1)           CER: Certified Emission Reductions.

The greenhouse gas emissions of the Company for the last three years, including our 50% stake in GasAtacama, were 12.4 million tons in 2009, 11.8 million tons in 2010 and 13.3 million tons in 2011.

Item 4A.  Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results.

General

The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto, included in Item 18 in this annual Report, and “Selected Financial Data,” included in Item 3 herein.  Our Consolidated Financial Statements as of December 31, 2009, 2010 and 2011 have been prepared in accordance with IFRS as issued by IASB.  Effective January 1, 2009, we adopted IFRS as issued by the IASB, in replacement of the previous accounting principles, which were under Chilean GAAP.

1.     Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity investment company that owns and operates electric power generation, transmission, and distribution companies in Chile, Argentina, Brazil, Colombia and Peru.  Most of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these five countries.

Factors such as hydrological conditions, fuel prices, regulatory developments, extraordinary actions adopted by government authorities, and economic conditions in each country in which we operate, are important in determining our financial results.  In addition, the results from operations and financial condition are affected by variations in exchange rates between the peso and the currencies of the other four countries in which we operate.  These exchange variations may have an important impact in the consolidation of the results of our companies outside Chile.  Lastly, we have certain critical accounting policies that affect our consolidated operating results.

Our portfolio strategy allows the impact of significant changes in one country to be sometimes offset by opposing changes in other countries, or within our two segments, leading to no significant impacts on consolidated figures.  The impact of these factors on us, for the years covered by this Report, is discussed below.

a.     Hydrological Conditions: Generation Business

A substantial part of our generation business depends on hydrological conditions prevailing in the countries where we operate, although only extreme hydrological conditions materially affect the Company’s operating results and financial condition.  In terms of installed capacity for the three years ended December 31, 2011, our consolidated installed capacity has been 58% hydroelectric.  Consolidated hydroelectric capacity was 8,654 MW, 8,675 MW, and 8,675 MW as of December 31, 2009, 2010, and 2011, respectively.  (See “Item 4.  Information on the Company — D.  Property, Plants and Equipment”).

Hydrological conditions in 2009, 2010 and 2011 have led to significant changes in our financial condition and results from operations.  Hydroelectric generation was 37,730 GWh in 2009, 33,689 GWh in 2010, and 33,676 GWh in 2011.  The lower hydroelectric generation in 2010 and 2011 was associated with conditions in Chile and Argentina as compared to year 2009.  Consolidated operating income was Ch$ 1,927 billion in 2009, Ch$ 1,704 billion in 2010, and Ch$ 1,566 billion in 2011.

Our thermal generators burn natural gas, LNG, coal or diesel.  We can offset the effect of low hydrology (reservoir levels, rain and snow) in the geographical areas where we operate our plants by thermal generation and purchases.  The company’s thermal installed capacity and the ability to purchase electricity from other generators allow us to increase thermal generation and/or purchase electricity from competitors to meet our commitments.  In addition, given industry structure and the percentage of hydroelectric generation capacity in the countries where we operate, when hydrology is low, electricity prices generally increase.  Under certain circumstances, low hydrology could potentially lead to higher revenues and sometimes, higher operating income.

Operating costs associated with thermal generation and energy purchases are higher than the variable cost of hydroelectric generation in normal hydrological conditions.  The cost of thermal generation does not directly depend on hydrology but instead on global commodity prices.  However, the cost of electricity purchases in the spot market does depend on hydrology and commodity prices.

The impact of low hydrology on operating results depends on the resulting movement in electricity prices in the market, the severity of the impact of hydrological conditions on the Company’s hydroelectric generation, the Company’s cost of thermal generation and the need for energy purchases.  The effect of low hydrology on market prices may either partially or completely compensate (depending on the conditions of all relevant market factors) for the higher cost of sales, leading to an insignificant impact on operating results.  For further information on the effects of hydrological conditions on our operating results, please see “Item 3.

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

c.     Economic Conditions

Macroeconomic conditions in the countries in which we operate may have a significant effect on our operating results.  For example, when a country experiences sustained economic growth, consumption of electricity by industrial and individual consumers increases.  Other macroeconomic factors such as the variation of the local currency against the dollar in the countries where we operate may impact our results from operations, as well as assets and liabilities, depending on the percentage denominated in dollars.  For example, a devaluation of local currencies against the dollar increases the cost of capital expenditure plans.  For additional information, see “Item 3.  Key Information — D.  Risk Factors — Foreign exchange risks may adversely affect our results and the dollar value of dividends payable to ADS holders” and “— South American economic fluctuations are likely to affect our results from operations and financial condition, as well as the value of our securities.”

Economic Growth and Electricity Demand

Economic growth in 2011 was strong in all of the countries in which we operate, largely based on domestic private consumptions and investment.  The worldwide financial and economic crisis adversely impacted developed economies, but Latin America showed resilience to global threats and the outlook remains better than for the developed world.  According to the IMF’s September 2011 World Economic Outlook, the estimated GDP growth for Latin America and the Caribbean (simple average) is 4.5% for 2011, and 4.0% for 2012.  Growth was, and will be, driven by many of South America’s commodity exporters— including Argentina, Chile and Peru—all of which are expected to have grown by at least 5.5% in 2011.  Growth in South America is projected to be moderate in 2012, within an estimated range of 3.5% to 5.5%.  This economic growth is projected to slow, as domestic demand growth moderates in response to less accommodative macroeconomic policies and a weakening projected external demand.  Overall, external conditions are projected to remain positive, although with somewhat greater risk aversion and a weaker effect resulting from commodity prices.

Overall electricity demand increased at strong rates during 2011, principally due to the favorable economic situation in most of these countries.  The GDP and electricity growth rate for the years covered by this Report are included in the following table:

	2009		2010		2011
	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)	GDP Growth (%)	Electricity Demand Growth (%)
Chile (1)	(1.7)	0.5	5.2	3.4	6.5	6.0
Argentina	0.9	(1.3)	7.5	5.9	8.0	5.5
Colombia	0.8	1.5	4.7	2.6	4.9	1.7
Brazil	(0.2)	(1.0)	7.5	7.1	3.8	3.4
Peru	0.9	0.9	8.3	8.5	6.2	7.5

Source: GDP growth data was obtained from the World Economic Outlook (September 2011) of the International Monetary Fund (IMF).  Electricity demand growth data was obtained from internal Company physical energy data.

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

As of December 31, 2010, Enersis had total consolidated indebtedness in financial terms of $ 7,330 million, of which 29.4% was denominated in dollars, 22.9% in Colombian pesos, 19.8% in reais, 19.4% in pesos, 5.8% in soles, and 2.7% in Argentine pesos.

The following table sets forth the closing and average local currencies per dollar exchange rates for the periods indicated.

	Local Currency Dollar Exchange Rates
	2009		2010		2011
	Average	Year End	Average	Year End	Average	Year End
Chile (peso per dollar)	559.15	507.10	510.22	468.01	483.57	519.20
Argentina (Argentine peso per dollar)	3.77	3.80	3.92	3.98	4.13	4.30
Colombia (Colombian peso per dollar)	2,155	2,044	1,895	1,914	1,847	1,943
Brazil (reais per dollar)	2.00	1.74	1.69	1.66	1.67	1.88
Peru (sol per dollar)	3.01	2.89	2.81	2.81	2.75	2.70

Sources: Central Bank of each country.

d.     Critical Accounting Policies

Financial Reporting Release Section 501.1 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements.  Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions.  We believe that our critical accounting policies are limited to those described below with reference to the preparation of our financial statements under IFRS.  For further detail of the accounting policies and the methods used in the preparation of the financial statements, see Notes 2 and 3 to our Consolidated Financial Statements.

Impairment of Long-Lived Assets

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.2% and 7.9%, which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current time value of money and the risk premiums generally used by analysts for the specific business activity and the country involved.

The following discount rates, before tax and expressed in nominal terms, were applied in 2011 and 2010:

		2010		2011
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Pesos	7.5%	8.8%	8.0%	10.1%
Argentina	Argentine peso	15.0%	16.9%	15.0%	17.1%
Brazil	Brazilian reais	9.6%	10.8%	9.5%	11.6%
Peru	Nuevos soles	7.9%	8.1%	7.3%	9.3%
Colombia	Colombian peso	9.6%	9.8%	8.9%	10.9%

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

Litigation and Contingencies

The Company is currently involved in certain legal and tax proceedings.  As discussed in Note 22.2 to our Consolidated Financial Statements as of December 31, 2011, we have estimated the probable outflows of resources for resolving these claims.  We have reached this estimate after consulting our legal and tax advisors who are carrying out our defense in these matters and an analysis of potential results, assuming a combination of litigation and settlement strategies.

Hedge Revenues Directly Linked to the Dollar

The Company has established a policy to hedge the portion of its revenues directly linked to the dollar by obtaining financing in this currency.  Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account, and recorded as income during the period in which the hedged cash flows are realized.  This term has been estimated at ten years.

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

The effect of an increase of one percentage point in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 54,572 million (Ch$ 48,203 million in 2010 and Ch$ 40,456 million in 2009) and the effect of a decrease of one percentage point in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 65,050 million (Ch$ 56,463 million in 2010 and Ch$ 47,467 million in 2009).

Recent Accounting Pronouncements

Please see “Item 18.  Financial Statements — Note 2.2” for additional information regarding recent accounting pronouncement.

2.             Enersis’ Results from Operations for the Years ended December 31, 2010 and December 31, 2011

Total income in 2011decreased 20.7%, from Ch$ 1,100.7 billion in 2010 to Ch$ 872.5 billion in 2011.  This decrease of Ch$ 228.1 billion is attributable primarily to the accounting impairment recorded in our books in connection with our Argentine subsidiaries, Edesur and Endesa Costanera, coupled with an increase in income tax.  The decrease in net income attributable only to Enersis (excluding the decrease in net income attributable to non-controlling interests) amounted to Ch$ 110.8 billion.

In 2011, we recorded an impairment loss in Property, Plant and Equipment of Ch$ 106.4 billion attributable to our operating costs in Edesur, an impairment in tax credits of Ch$ 44.8 billion for Edesur and Endesa Costanera, and a goodwill impairment of Ch$ 14.4 billion associated with our acquisitions of Edesur and Endesa Costanera.

We implemented the impairment loss in connection with Edesur due to the sustained period of uncertainty in the Argentine electricity sector as to whether distribution tariff adjustments would be carried out by Argentine regulatory authorities to reflect our increased costs in providing electricity service.  Since the enactment of Argentina’s Public Emergency Law in 2002, our costs of providing electricity service have been subject to significant increases, without adequate tariff increases.  Although Edesur did receive an increase in VAD in 2007, ENRE has not allowed much higher operating costs in 2010 and 2011 to be passed through to final tariffs.

Since 2007, increases in tariffs have not occurred due to delays in fulfillment of requirements of the Agreement Act signed between the Republic of Argentine and Edesur in August 2005, particularly with regards to the semi-annual recognition of tariff adjustments under the cost monitoring mechanism and the implementation of the integral tariff review, each as prescribed in the Agreement Act, the absence of which are severely affecting Edesur’s viability as a going concern.  Given the already long period during which tariff adjustments had not been made, and our assessment of the prospects of any future tariff adjustments, at the end of 2011 we recorded the impairment loss and reversal of goodwill related to Edesur.

In connection with Endesa Costanera, our impairment loss was attributable to the inability to obtain revenues which would allow a recovery of costs and to a sustained working capital deficit over a very long period.  In addition, our Argentine generator has encountered difficulties in obtaining the timely payment of receivables from CAMMESA, the operator of the Argentine electricity market. This situation affected Endesa Costanera’s viability as a going concern.

Additionally, we incurred Ch$ 70 billion in higher income taxes (excluding impairment on tax credits mentioned above).

The order in which the countries are ranked in these tables is according to their contribution to our 2011 operating income.

Revenues

Generation and Transmission Business

The following table sets forth the physical electricity sales of our subsidiaries and their corresponding changes for the twelve-month periods ended on December 31, 2010 and 2011.

	Physical sales during
	Year ended December 31,
	2010	2011	Change	% Change
		(GWh)

Endesa Chile (Chile) (1)	21,847	22,070	222	1.0%
Emgesa (Colombia)	14,817	15,112	295	2.0%
Edegel (Peru)	8,598	9,450	851	9.9%
Cachoeira Dourada (Brazil)	3,833	3,986	153	4.0%
Endesa Fortaleza (Brazil)	2,957	2,842	(115)	(3.9)%
El Chocón (Argentina)	3,361	2,888	(473)	(14.1)%
Endesa Costanera (Argentina)	8,018	8,493	476	5.9%
Total	63,431	64,840	1,409	2.2%

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

The following table sets forth the physical electricity sales of our subsidiaries, by country, and their corresponding variations for the years ended December 31, 2010 and 2011.

	Physical sales during
	Year ended December 31,
	2010	2011	Change	% Change
	(GWh)
Codensa (Colombia)(1)	12,515	12,857	342	2.7%
Coelce (Brazil)	8,850	8,970	120	1.4%
Ampla (Brazil)	9,927	10,223	296	3.0%
Chilectra (Chile)	13,098	13,697	599	4.6%
Edelnor (Peru)	6,126	6,572	446	7.3%
Edesur (Argentina)	16,759	17,233	474	2.8%
Total	67,274	69,552	2,278	3.4%

(1) Values for Codensa include the proportioned consolidation of 49.0% of DECSA.  This consolidation also affects other figures in this section, such as operating income, revenues, operating costs and number of clients.

Revenues by Business Segment

The table below presents our revenues for 2010 and 2011:

	Year ended December 31,
	2010	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	1,345,371	1,257,995	(87,376)	(6.5)%
Emgesa (Colombia)	507,527	498,569	(8,958)	(1.8)%
Edegel (Peru)	211,263	239,842	28,579	13.5%
Cachoeira Dourada (Brazil)	115,663	126,646	10,983	9.5%
CIEN (Brazil)	98,909	59,918	(38,991)	(39.4)%
Endesa Fortaleza (Brazil)	150,371	129,485	(20,886)	(13.9)%
El Chocón (Argentina)	57,173	48,341	(8,832)	(15.4)%
Endesa Costanera (Argentina)	295,231	341,824	46,593	15.8%
Less: Intercompany Transactions	(904)	(2,594)	(1,690)	186.9%
Total	2,780,604	2,700,026	(80,578)	(2.9)%

Distribution Business
Codensa (Colombia)	785,890	815,487	29,597	3.8%
Coelce (Brazil)	940,654	859,446	(81,208)	(8.6)%
Ampla (Brazil)	1,046,387	1,117,269	70,882	6.8%
Chilectra and subsidiaries (Chile)	1,016,997	1,046,191	29,194	2.9%
Edelnor (Peru)	307,159	329,309	22,150	7.2%
Edesur (Argentina)	295,539	279,725	(15,814)	(5.4)%
Total	4,392,626	4,447,427	54,801	1.2%

Less: Consolidation Adjustments and Other Businesses	(609,649)	(612,573)	(2,924)	0.5%
Total	6,563,581	6,534,880	(28,701)	(0.4)%

Generation and Transmission Business: Revenues

Revenues in Chile in 2011 decreased by 6.5%, mainly due to lower energy sales, principally due to a lower average sale price, partially offset by larger physical sales which increased by 1.0%, reaching 22,070 GWh in 2011.

In Colombia, revenues of Emgesa decreased by Ch$ 9.0 billion, or 1.8%, principally due to a 4.0% reduction in the average energy sale price which was partially offset by an increase in physical sales of 2.0% as a consequence of higher hydroelectric generation, totaling 15,112 GWh.  The “currency translation effect” (from translating local Colombian pesos into Chilean pesos) on revenues was negative, causing a decline of 2.6% in peso terms.

Revenues of Edegel, our Peruvian generating company, increased by Ch$ 28.6 billion, or 13.5%, in 2011 This was principally the result of a 9.9% growth in physical sales, totaling 9,450 GWh in 2011, as well as an increase in the average energy sale price for 2011. The currency translation effect on revenues was negative, causing a decline of 2.7% in peso terms.

Revenues of Cachoeira Dourada rose by 9.5% in 2011, mainly as a result of an increase in average sales prices, expressed in local currency, and an increase in physical energy sales of 153 GWh, to 3,986 GWh, for the year.

Revenues of CIEN fell by 39.4% in 2011, mainly due to the fact that the Annual Permitted Revenue (APR) was booked since mid April.  The APR remunerates the company’s transmission assets, causing lower revenues than the energy-export revenues to Argentina generated during 2010.

Revenues of Endesa Fortaleza decreased by 13.9% in 2011, mainly due to lower sales prices and a reduction in physical sales of 115 GWh, to 2,842 GWh.  In our Brazilian companies, the currency translation effect on revenues was negative, causing a slight decline of 0.2% in peso terms, in comparison to 2010.

In Argentina, revenues of Endesa Costanera rose by 15.8% in 2011, principally as a result of an increase in physical sales and higher average prices.  Physical sales reached 8,493.3 GWh in 2011 compared to 8,017.7 GWh in 2010.

Revenues of El Chocón fell by 15.4% in 2011, explained by a decrease in generation of 19.2% compared to 2010, due to lower hydroelectric availability, which in turn was a result of reservoir controls at levels limited by each river basin.  For both Argentine companies, the net effect of translating results from the Argentine peso to the Chilean peso was negative, resulting in a 10.1% decline in revenues in peso terms.

Distribution Business: Revenues

In Colombia, revenues of our subsidiary Codensa increased by 3.8%, mainly as result of a 3.6% increase in the average sale price in local currency, a 2.7% increase in physical sales to 12,857 GWh, and increases in other operating revenues, which rose by Ch$ 3.9 billion.  This was partially offset by the currency translation effect, which resulted in a decline in revenues of 2.6% as expressed in peso terms.  The number of customers rose by 70,357, for an aggregate total of over 2.6 million.

In Brazil, revenues of Coelce decreased by 8.6% in 2011, mainly due to a 6.1% drop in the average sale price in local currency, a reduction of Ch$ 98.1 billion in revenues due to the construction of fixed assets in the concession area and the currency translation effect which resulted in a fall of revenues of 0.2% in peso terms.  This was partially offset by a 1.4% rise in physical sales to 8,970 GWh in 2011.  The number of customers rose by 129,778 in 2011, for an aggregate total of over 3.2 million.

Revenues of our subsidiary Ampla rose by 6.8% in 2011, mainly due to a 3.0% increase in physical sales (to 10,223 GWh), a 2.2% increase in the average sale price in local currency, and an increase in other operating revenues of Ch$ 21.0 billion.  This was partially offset by the currency translation effect, which resulted in a decline of revenues of 0.2% in peso terms.  The number of customers rose by 72,881, for an aggregate total exceeding 2.6 million.

In Chile, revenues of our subsidiary Chilectra increased by Ch$ 29.2 billion or 2.9% in 2011, principally due to greater electricity demand, which was reflected by a 4.6% increase in physical sales (reaching 13,697 GWh in 2011).  This was partially offset by a slight decrease of 0.6% in the average sale price and a Ch$ 3.2 billion decrease in other operating revenues.  The number of customers rose by 28,325, reaching an aggregate total of over 1.6 million.

In Peru, revenues of Edelnor increased by 7.2% in 2011, due to a 7.3% increase in physical sales to 6,572 GWh and an 8.6% increase in average sales prices in local currency.  This was partially offset by a decrease of Ch$ 3.2 billion in other operating revenues and the currency translation effect which resulted in a decline of revenues of 2.7% in 2011 in peso terms.  The number of customers rose by 46,501, to an aggregate total exceeding 1.1 million.

In Argentina, revenues of Edesur decreased by 5.4% in 2011 due mainly to the currency translation effect that resulted in a decrease in revenues of 10.1% in peso terms.  This was partially offset by a 2.8% increase in physical sales and a Ch$ 0.5 billion increase in other operating revenues.  Average sale prices in local currency remained the same as in 2010, as well as energy losses, at a level of 10.5%.  The number of customers rose by 35,885, to an aggregate total of almost 2.4 million.

Operating Costs

Operating costs primarily consist of electricity purchases from other parties, fuel purchases, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, and employee salaries.  Operating costs also include Administrative and Selling expenses.

The following table shows the breakdown of operating costs as a percentage of total operating costs, for the years ended December 2010 and 2011.  As can see it, the cost structure of the Company was virtually the same in 2010 and 2011.

	Year ended December 31
	2010	2011
	(percentage of total costs of operations)
Electricity purchases	32.0%	35.5%
Fuel purchases	13.8%	14.9%
Other variable cost	18.3%	12.9%
Depreciation, amortization and impairment losses	11.5%	11.3%
Other fixed costs	9.3%	10.9%
Transmission tolls	8.4%	7.9%
Staff benefit costs	6.8%	6.6%
	100%	100%

The table below sets forth the breakdown of operating costs for the years ending on December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	832,601	859,191	26,590	3.2%
Emgesa (Colombia)	246,044	245,061	(983)	(0.4)%
Edegel (Peru)	140,944	135,187	(5,757)	(4.1)%
Cachoeira Dourada (Brazil)	39,800	36,365	(3,435)	(8.6)%
CIEN (Brazil)	70,853	(8,863)	(79,716)	(112.5)%
Endesa Fortaleza (Brazil)	91,257	80,299	(10,958)	(12.0)%
El Chocón (Argentina)	25,522	24,599	(923)	(3.6)%
Endesa Costanera (Argentina)	284,391	335,344	50,953	17.9%
Less: Intercompany Transactions	(902)	(1,531)	(629)	69.7%
Total	1,730,510	1,705,652	(24,858)	(1.4)%

Distribution Business
Codensa (Colombia)	578,667	630,025	51,358	8.9%
Coelce (Brazil)	757,490	678,458	(79,032)	(10.4)%
Ampla (Brazil)	925,698	943,612	17,914	1.9%
Chilectra and Subsidiaries (Chile)	905,231	926,506	21,275	2.4%
Edelnor (Peru)	242,210	259,409	17,199	7.1%
Edesur (Argentina)	291,595	416,895	125,300	43.0%
Total	3,700,891	3,854,905	154,014	4.2%

Less: Consolidation Adjustments and Other Businesses	(572,121)	(591,988)	(19,867)	3.5%
Total	4,859,280	4,968,569	109,289	2.2%

Generation and Transmission Business: Operating Costs

Operating costs in Chile increased by 3.2% in 2011 compared to 2010, totaling Ch$ 859.2 billion.  Lower hydroelectric generation forced the company to use thermal energy more intensively, and this caused the procurement and services costs to increase by 2%, or Ch$ 13.4 billion, with higher energy purchases costs of Ch$ 66.3 billion and fuel consumption costs of Ch$ 32.1 billion, partially offset by lower transport expenses of Ch$ 46.1 billion and other variable costs of Ch$ 38.9 billion.  In addition, personnel expenses rose by Ch$ 7.3 billion and depreciation, amortization and impairment losses by Ch$ 3.8 billion.  Production totaled 20,722 GWh, 0.9% lower than in 2010.

Operating costs of Emgesa decreased by Ch$ 1.0 billion, or 0.4%, mainly due to reduced energy purchases of Ch$ 43.3 billion and reduced fuel costs of Ch$ 3.8 billion.  This was partially offset by higher fixed costs, which resulted from the one-time effect of the equity tax reform of Ch$ 40.2 billion (which required the booking of the entire amount of this tax payable for the four year period 2011-2014 on January 1, 2011) added to increased transport costs of Ch$ 4.0 billion, other variable costs of Ch$ 1.3 billion and a higher charge for depreciation, amortization and impairment of Ch$ 0.7 billion associated with the increase in generation of 7.2% to 12,090 GWh in 2011.  The currency translation effect resulted in a 2.6% decrease in operating costs in peso terms.

Operating costs of Edegel declined by Ch$ 5.8 billion, or 4.1%, largely due to a reduced personnel expenses of Ch$ 8.8 billion, reduced energy purchase costs of Ch$ 1.7 billion and a reduced charge for depreciation, amortization and impairment of Ch$ 1.5 billion.  This was partially offset by an increase in fuel costs of Ch$ 3.9 billion, resulting from an increase of energy generation of 8.1% to 9,153 GWh.  The currency translation effect resulted in a reduction of 2.7% in the operating costs expressed in peso terms.

Operating costs of Cachoeira Dourada decreased by 8.6%, or Ch$ 3.4 billion, to Ch$ 36.4 billion in 2011, mainly due to reduced costs for impairment losses of Ch$ 3.9 billion following the reaching of an agreement with CELG Distribução S.A. to reverse an account payable provision,which was partially offset by increased transport costs of Ch$ 0.4 billion and a rise in personnel expenses of Ch$ 0.1 billion.  Generation reached 3,121 GWh in 2011, a fall of 9.0% compared to 2010.

Operating costs of CIEN fell by Ch$ 79.7 billion in 2011, a decrease greater than the total of costs for 2010.  This is due to lower procurement and services costs of Ch$ 41.5 billion (largely due to the reversal on the transport tolls taxes provision) and a lower charge for depreciation, amortization and impairment of Ch$ 36.7 billion (such decrease due to the fact that depreciation was adjusted to the useful lives of the assets of the concession period in 2010).  The currency translation effect resulted in a reduction of 0.2% in the operating costs expressed in peso terms.

Operating costs of Endesa Fortaleza fell by Ch$ 11.0 billion in 2011, or 12.0%, mainly due to lower energy purchase costs of Ch$ 4.7 billion, lower fuel purchase costs of Ch$ 1.8 billion and a decrease in other variable costs of Ch$ 4.8 billion.  Generation reached 1,033 GWh in 2011, a fall of 37.9% from the prior year, due to a lower dispatch.  The currency translation effect in both Brazilian companies resulted in a reduction of 0.2% in the cost of sales expressed in peso terms.

Operating costs of our subsidiary El Chocón declined by Ch$ 0.9 billion in 2011, or 3.6%.  This was mainly due to a decrease in other variable costs of Ch$ 1.6 billion, partially offset by an increase in the cost of energy purchases of Ch$ 0.8 billion.  Generation reached 2,404 GWh in 2011, a fall of 19.2% compared to the prior year.  The currency translation effect resulted in a reduction of 10.1% in the cost of sales expressed in peso terms.

Operating costs of Endesa Costanera rose by Ch$ 51.0 billion in 2011 or 17.9%.  This was mainly due to an increase in procurement and services costs of Ch$ 48.5 billion, or 19.4%, (such increase largely due to a higher cost of fuel consumption of Ch$ 40.2 billion) and higher transport expenses of Ch$ 4.4 billion resulting from a 5.4% increase in production to 8,397 GWh in 2011. Personnel expenses rose by Ch$ 4.4 billion, partially offset by a reduction in the charge for depreciation, amortization and impairment of Ch$ 1.1 billion and a reduction in other fixed costs of Ch$ 0.8 billion.  The currency translation effect resulted in a reduction of 10.1% in the cost of sales expressed in peso terms.

Distribution Business: Operating Costs

Operating costs of Codensa increased by Ch$ 51.4 billion, or 8.9%, in 2011, mainly due to higher energy purchase costs of Ch$ 20.6 billion, higher fixed costs due to the impact of an equity tax reform charge of Ch$ 19.7 billion, which required booking the entire amount of the tax payable for the four year period (2011-2014) on January 1, 2011, higher variable costs of Ch$ 3.4 billion and higher personnel expenses of Ch$ 2.5 billion.  Physical losses fell by 0.4 percentage points to 8.1% in 2011.  The currency translation effect resulted in an increase of 2.6% in the cost of sales expressed in peso terms.

Operating costs of Coelce decreased by Ch$ 79.0 billion, or 10.4%, in 2011.  This is mainly due to a decrease in other variable costs of Ch$ 96.8 billion (due to a reduction in fixed asset construction costs in the concession area) and a reduced charge for depreciation, amortization and impairment of Ch$ 6.3 billion.  This is partially offset by an increase in energy purchase costs of Ch$ 26.0 billion and personnel expenses of Ch$ 4.0 billion.  Physical losses fell by 0.2 percentage points to 11.9% in 2011.  In each of Ampla and Coelce, the currency translation effect resulted in a reduction of 0.2% in the cost of sales expressed in peso terms.

Operating costs of our subsidiary Ampla grew by Ch$ 17.9 billion, or 1.9% in 2011.  This is mainly due to increases in the cost of energy purchases of Ch$ 34.8 billion, in other operating costs of Ch$ 18.3 billion (primarily due to the construction of fixed assets in the concession area, for Ch$ 18.0 billion), in transport costs of Ch$ 10.3 billion and in personnel expenses of Ch$ 2.0 billion.  This was partially offset by a decrease in the charge for depreciation, amortization and impairment of Ch$ 48.7 billion, primarily due to impairment losses booked in 2010.  Physical losses fell by 0.8 percentage points to 19.7% by December 2011.

Operating costs of Chilectra increased by Ch$ 21.3 billion, or 2.4%, in 2011, mainly due to increases in energy purchase costs of Ch$ 9.2 billion, transport costs of Ch$ 7.2 billion, and personnel expenses of Ch$ 4.7 billion, in addition to a charge for depreciation, amortization and an impairment of Ch$ 4.6 billion associated with Chilectra’s investment in Edesur.  This was partially offset by a reduction in other fixed operating costs of Ch$ 3.8 billion, which was associated with reduced repairs, conservation and other activities.  Physical sales declined by 0.3 percentage points to 5.5% in 2011.

Operating costs of Edelnor increased by Ch$ 17.2 billion, or 7.1% in 2011, mainly due to an increase in energy purchases of Ch$ 20.4 billion and a higher charge for depreciation, amortization and impairment of Ch$ 1.0 billion.  This was partially offset by a reduction in other variable costs of Ch$ 3.2 billion and a reduction in personnel costs of Ch$ 1.2 billion.  Physical losses declined by 0.1 percentage points to 8.2%.  The currency translation effect resulted in a decrease of 2.7% in the operating costs expressed in peso terms.

Operating costs of Edesur increased by Ch$ 125.3 billion, or 43.0% in 2011.  This is primarily due to an impairment loss of Ch$ 106.4 billion taken at the Enersis level at the end of 2011 in connection with Edesur’s property, plant and equipment.  This impairment loss is a result of the inadequate distribution tariff adjustments allowed for our Argentine subsidiary.  Since the Argentine Public Emergency Law of 2002, our operating costs have been subject to significant inflationary pressures, without any corresponding tariff increases.  Increases in tariffs have not occurred due to delays in the fulfillment of certain requirements of the Agreement Act executed by Edesur and the Republic of Argentina, particularly with regard to the semi-annual recognition of tariff adjustments under the cost monitoring mechanism and the implementation of an integral tariff review contemplated by the Agreement Act, the absence of which are severely affecting Edesur’s viability as a going concern.  Additionally, personnel expenses increased by Ch$ 20.0 billion and other fixed costs increased by Ch$ 2.6 billion.  In contrast, other variable costs declined by Ch$ 0.6 billion and the charge for depreciation fell by Ch$ 1.0 billion.  Energy losses remained at 10.5% for both 2010 and 2011.  The currency translation effect resulted in a reduction of 10.1% in the operating costs expressed in peso terms.

Operating Income

The following table summarizes operating income by company, for the years ended December 31, 2010 and 2011.

	Year ended December 31,
	2010	2011	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	512,770	398,804	(113,966)	(22.2)%
Emgesa (Colombia)	261,483	253,508	(7,975)	(3.0)%
Edegel (Peru)	70,319	104,655	34,336	48.8%
Cachoeira Dourada (Brazil)	75,863	90,281	14,418	19.0%
CIEN (Brazil)	28,056	68,781	40,725	145.2%
Endesa Fortaleza (Brazil)	59,114	49,186	(9,928)	(16.8)%
El Chocón (Argentina)	31,651	23,742	(7,909)	(25)%
Endesa Costanera (Argentina)	10,840	6,480	(4,360)	(40.2)%
Less: Intercompany Transactions	(2)	(1,063)	(1,061)	n.a.
Total	1,050,094	994,374	(55,720)	(5.3)%

Distribution Business
Codensa (Colombia)	207,223	185,462	(21,761)	10.5%
Coelce (Brazil)	183,164	180,988	(2,176)	(1.2)%
Ampla (Brazil)	120,689	173,657	52,968	43.9%
Chilectra and subsidiaries (Chile)	111,766	119,685	7,919	7.1%
Edelnor (Peru)	64,949	69,900	4,951	7.6%
Edesur (Argentina)	3,944	(137,170)	(141,114)	n.a.
Total	691,735	592,522	(99,213)	(14.3)%

Less: Consolidation Adjustments and Other Businesses	(37,528)	(20,585)	16,943	(45.1)%
Total	1,704,301	1,566,311	(137,990)	(8.1)%

Non-Operating Result

The following table shows the non-operating results for the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011	Change	% Change
	(in million of Ch$)

Financial result
Financial income	171,237	233,613	62,376	36.4%
Financial costs	(438,358)	(465,411)	(27,053)	(6.2)%
Gain (loss) for indexed assets and liabilities	(15,056)	(25,092)	(10,036)	(66.7)%
Net Foreign currency exchange differences	11,572	20,305	8,733	75.5%
Total	(270,605)	(236,585)	34,020	(12.6)%

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	11,711	(5,853)	(17,564)	n.a.
Other non-operating income	1,288	9,504	8,216	637,9%
Total	12,999	3,651	(9,348)	(71.9)%

Non-operating results	(257,606)	(232,934)	24,672	(9.6)%

Financial Result

Total financial result for the year 2011 was an expense of Ch$ 236.6 billion, a decrease of 12.6%, or Ch$ 34.0 billion, in comparison to 2010.  This is due to higher financial income of Ch$ 62.4 billion, primarily the result of the booking of Ch$ 35.2 billion related to the agreement reached with CELG Distribução S.A., the effect of an updating of the pension fund assets in Brazil and higher cash investments, primarily in Chilectra, Endesa Fortaleza and Enersis.  There was also a positive effect from net exchange differences of Ch$ 8.7 billion, primarily arising from Brazil.  This was partially offset by higher financial costs of Ch$ 27.1 billion, (which resulted primarily from updating our pension fund liabilities in Brazil and a higher average cost of debt), and greater indexation charges of Ch$ 10.0 billion, due to the effect of the Unidad de Fomento (UF) value variation on UF-denominated debt for some of our Chilean companies.  This value variation is due the value of the UF increasing 3.9% in 2011, compared to an increase of 2.5% in 2010.

Result of asset sales

The result of asset sales shows a decrease of Ch$ 17.6 billion, mainly due to the one-time booking of the loss on the sale of CAM during 2011.

As a result of the foregoing, total non-operating results increased by Ch$ 24.7 billion compared with the previous year.

Net Income for the Year

The following table shows our net income for the year for the periods indicated.

	Year ended December 31,
	2010	2011	Change	% Change
	(in million of Ch$)
Operating income	1,704,301	1,566,311	(137,990)	(8.1)%
Non-operating results	(257,606)	(232,934)	24,672	9.6%
Net income before taxes	1,446,695	1,333,377	(113,318)	(7.8)%

Income tax	(346,007)	(460,837)	(114,830)	(33.2)%

Net Income from Continuing Operations After Tax	1,100,688	872,540	(228,148)	(20.7)%
Net income from discontinued operations	0	0	0	0.0%

Net Income	1,100,688	872,540	(228,148)	(20.7)%
Net Income attributable to: Owners of Parent Company	486,227	375,471	(110,756)	(22.8)%
Net income attributable to: Non-controlling interests	614,461	497,069	(117,392)	(19.1)%

Income tax increased from Ch$ 346.0 billion in 2010 to Ch$ 460.8 billion in 2011, an increase of Ch$ 114.8 billion, or 33.2%. The impairment of prior tax credits in our Argentine subsidiaries, Edesur and Endesa Costanera, amounted to Ch$ 44.9 billion.  Our Brazilian subsidiaries’ taxes increased by Ch$ 62.0 billion and are attributable to higher taxable income.  Taxable income increased in precisely those countries where the corporate tax rate is higher, primarily in Brazil where the corporate tax rate virtually doubles the Chilean rate.  The corporate tax rates in Brazil, Colombia, and Peru are 34%, 33% and 30%, respectively.  In comparison, the Chilean corporate tax rate is much lower, although it increased temporarily, from 17% to 20%, as a measure to finance the reconstruction that followed the earthquake in February, 2010.  Such increase in income tax rate led to a higher income tax in Chile of Ch$ 8.5 billion.

The main changes in the corporate income tax expense of our subsidiaries were as follows: increases in Ampla of Ch$ 20.1 billion, CIEN of Ch$ 19.3 billion, Endesa Costanera of Ch$ 17.2 billion, Edesur of Ch$ 12.9 billion, Cachoeira Dourada of Ch$ 12.8 billion, Coelce of Ch$ 12.3 billion, Chilectra and Pangue of Ch$ 10.2 billion each, Endesa Chile of Ch$ 8.3 billion, San Isidro of Ch$ 7.3 billion, Edegel of Ch$ 6.8 billion, Codensa of Ch$ 5.8 billion, Enersis of Ch$ 5.6 billion and Emgesa of Ch$ 4.1 billion. These increases were partially offset by decreases in corporate income tax for Pehuenche of Ch$ 8.3 billion, Celta of Ch$ 4.0 billion and Gas Atacama of Ch$ 0.9 billion.

3.             Enersis’ Results from Operations for the Years ended December 31, 2009 and December 31, 2010

The order in which the countries are ranked in these tables is according to their contribution to our 2010 operating income.

Revenues

Generation and Transmission Business

The following table sets forth the physical electricity sales of our subsidiaries and their corresponding changes for the twelve-month periods ended on December 31, 2009 and 2010.

	Physical sales during
	Year ended December 31,
	2009	2010	Change	% Change
		(GWh)

Endesa Chile (Chile) (1)	22,327	21,847	(480)	(2.1)%
Emgesa (Colombia)	16,806	14,817	(1,989)	(11.8)%
Cachoeira Dourada (Brazil)	3,862	3,833	(29)	(0.8)%
Edegel (Peru)	8,321	8,598	277	3.3%
Endesa Fortaleza (Brazil)	3,007	2,957	(50)	(1.7)%
El Chocón (Argentina)	4,122	3,361	(761)	(18.5)%
Endesa Costanera (Argentina)	8,284	8,018	(266)	(3.2)%
Total	66,728	63,431	(3,297)	(4.9)%

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

	Physical sales during
	Year ended December 31,
	2009	2010	Change	% Change
	(GWh)
Codensa (Colombia)(1)	12,114	12,515	400	3.3%
Coelce (Brazil)	7,860	8,850	990	12.6%
Ampla (Brazil)	9,394	9,927	533	5.7%
Chilectra (Chile)	12,585	13,098	513	4.1%
Edelnor (Peru)	5,716	6,126	410	7.2%
Edesur (Argentina)	16,026	16,759	733	4.6%
Total	63,694	67,274	3,580	5.6%

(1) Values for Codensa include the proportioned consolidation of 49.0% of DECSA.  This consolidation also affects other figures in this section, such as operating income, revenues, operating costs and number of clients.

Revenues by Business Segment

The table below presents our revenues for 2009 and 2010:

	Year ended December 31,
	2009	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	1,373,231	1,345,371	(27,860)	(2.0)%
Emgesa (Colombia)	500,964	507,527	6,563	1.3%
Cachoeira Dourada (Brazil)	88,300	115,663	27,363	31.0%
Edegel and subsidiaries (Peru)	213,625	211,263	(2,362)	(1.1)%
Endesa Fortaleza (Brazil)	138,595	150,371	11,776	8.5%
El Chocón (Argentina)	65,298	57,173	(8,125)	(12.4)%
CIEN (Brazil)	97,961	98,909	948	1.0%
Endesa Costanera (Argentina)	231,421	295,231	63,810	27.6%
Less: Intercompany Transactions	(1,037)	(904)	133	(12.8)%
Total	2,708,358	2,780,604	72,246	2.7%

Distribution Business
Codensa (Colombia)	741,168	785,890	44,722	6.0%
Coelce (Brazil)	767,993	940,654	172,661	22.5%
Ampla (Brazil)	1,012,342	1,046,387	34,045	3.4%
Chilectra and subsidiaries (Chile)	1,089,515	1,016,997	(72,518)	(6.7)%
Edelnor (Peru)	302,295	307,159	4,864	1.6%
Edesur (Argentina)	327,088	295,539	(31,549)	(9.6)%
Total	4,240,401	4,392,626	152,225	3.6%

Less: Consolidation Adjustments and Other Businesses	(476,703)	(609,649)	(132,946)	27.9%
Total	6,472,056	6,563,581	91,525	1.4%

Generation and Transmission Business: Revenues

Revenues in Chile decreased 2.0% in 2010, mainly as a result of a decrease of 2.1% in physical sales, to 21,847 GWh, due to the lower electricity demand in Chile after the earthquake that took place on February 27, 2010 and a 2.6% decrease in average prices in 2010 expressed in peso terms.  In 2010, there were lower sales in the spot market due to reduced hydrology, partially offset by higher sales to contracted customers as a result of improved economic conditions and a recovery in energy demand by the end of 2010 compared to 2009.

In Colombia, revenues of Emgesa increased by Ch$ 6.6 billion, or 1.3%, mainly due to the 10% increase in the average energy sales price expressed in local currency.  This was offset by an 11.8% decrease in physical sales, and amounted to 14,817 GWh in 2010.  This is essentially due to lower sales in the spot market and to electricity companies as a result of lower hydroelectric production.  The currency translation effect on revenues was positive, causing an increase of 2.7% in peso terms.

In Brazil, revenues of Cachoeira Dourada increased 31.0% in 2010, mainly as a result of an increase of 27.7% in average sales prices, expressed in local currency.  Physical energy sales were virtually the same.  Revenues of Endesa Fortaleza increased 8.5% in 2010, as a result of an increase of 4.0% in average sales prices, expressed in local currency.  This was partly offset by a 1.7% decrease in physical sales to 2,957 GWh.  For both companies, the currency translation effect on revenues was positive, causing an increase of 7.5% in peso terms as compared to 2009.

Revenues of CIEN increased 1.0% in 2010, mainly due to the currency translation effect, which produced a 7.5% increase in revenues in peso terms.  This increase was partially offset by lower export revenues of 6.5%.  In 2009, CIEN exported energy to Uruguay and Argentina beginning in February of that year, whereas in 2010 exports to Argentina began later in the year.

Revenues of Edegel, our generating company in Peru, declined by Ch$ 2.4 billion, or 1.1%, in 2010, mainly as a result of a 5.6% decrease in the average sales price in local currency, and a decrease in sales to unregulated customers.  This was partially offset by higher sales to regulated customers and in the spot market.  It is also explained by the currency translation effect from soles to the peso in both years, producing a decrease in peso terms of 2.2% in 2010 compared to 2009.  This was partially offset by the 3.3% increase in physical sales to 8,598 GWh in 2010.

In Argentina, revenues of Endesa Costanera increased 27.6% in 2010, as a result of a 30.7% increase in average energy sale prices, which was partially offset by a 3.2% decrease in physical sales to 8,018 GWh.  Revenues of El Chocón decreased 12.4%, mainly due to an 18.5% decrease in physical sales to 3,361 GWh.  In 2010, generation was 21.3% lower due to reduced hydroelectric availability.  For both companies the net effect of the currency translation effect was negative, resulting in a 13.6% decrease in revenues in peso terms.

Distribution Business: Revenues

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

In Brazil, revenues of Coelce increased 22.5% in 2010, mainly due to a 12.6% increase in physical sales to 8,850 GWh, a 1.9% increase in the average sales price in local currency and the currency translation effect, which resulted in a 7.5% increase in peso terms.  In 2010, the number of customers increased 129,131 to a total exceeding 3.1 million, and energy losses increased from 11.6% to 12.1%.

Revenues of Ampla increased 3.4% in 2010, mainly due a 5.7% increase in physical sales to 9,927 GWh and the currency translation effect, which resulted in a 7.5% increase in peso terms.  This increase was partially offset by an 8.8% reduction in the average sales price.  In 2010, the number of customers increased 48,998, to a total exceeding 2.5 million, and energy losses declined from 21.2% to 20.5%.

In Chile, revenues of Chilectra decreased by 6.7% in 2010, mainly due to the decrease in sub-transmission tolls set by the authority and the amendment of the process used to determine electricity purchase prices, which resulted from the auction of long-term energy purchase contracts.  Revenues also decreased because of reduced margins on other businesses of Ch$ 5,303 million related to reduced activity with large customers and transfer business of networks as a result of reduced post-earthquake activity.  This was partially offset by the 4.1% increase in physical sales to 13,098 GWh.  In 2010, the number of customers increased 30,583 to a total exceeding 1.6 million, and energy losses were 5.8%, compared to 6.1% in 2009.

In Peru, revenues of Edelnor increased 1.6% in 2010, mainly due to a 7.2% increase in physical sales, to 6,126 GWh.  This was partially offset by a 3.2% reduction in the average sales price and the currency translation effect, which resulted in a 2.2% decrease in peso terms in 2010.  The number of customers increased 37,025 to 1.1 million, and energy losses increased to 8.3%.

In Argentina, revenues of Edesur decreased 9.6% in 2010, principally due to a reduced average sales price of 2.9% and the currency translation effect, which resulted in a decrease of 13.6% in peso terms.  This decrease was partially offset by the 4.6% increase in physical sales.  Energy losses remained unchanged at 10.5% and the number of customers increased 47,660, to a total exceeding 2.3 million.

Operating Costs

Operating costs mainly consist of electricity purchases from other parties, depreciation, amortization and impairment losses, fuel purchases, maintenance costs, tolls paid to transmission companies, and employee salaries.  Operating costs also include Administrative and Selling expenses.

The following table shows the breakdown of operating costs as a percentage of total operating costs, for the years ended December 2009 and 2010.

	Year ended December 31
	2009	2010
	(percentage of total costs of operations)
Electricity purchases	33.5%	32.0%
Other Variable cost	17.5%	18.3%
Fuel purchases	12.8%	13.8%
Depreciation, amortization and impairment losses	11.9%	11.5%
Other fixed costs	10.1%	9.3%
Transmission tolls	7.0%	8.4%
Staff benefit costs	7.4%	6.8%
	100%	100%

The cost structure of the Company was virtually the same in 2009 and 2010.  The table below sets forth the breakdown of operational costs for the years ending on December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	733,191	832,601	99,410	13.6%
Emgesa (Colombia)	250,153	246,044	(4,109)	(1.6)%
Cachoeira Dourada (Brazil)	37,671	39,800	2,129	5.7%
Edegel and subsidiaries (Peru)	137,576	140,944	3,368	2.4%
Endesa Fortaleza (Brazil)	54,669	91,257	36,588	66.9%
El Chocón (Argentina)	26,598	25,522	(1,076)	(4.0)%
CIEN (Brazil)	49,969	70,853	20,884	41.8%
Endesa Costanera (Argentina)	227,041	284,391	57,350	25.3%
Less: Intercompany Transactions	(918)	(902)	16	(1.7)%
Total	1,515,950	1,730,510	214,560	14.2%

Distribution Business
Codensa (Colombia)	541,283	578,667	37,384	6.9%
Coelce (Brazil)	616,720	757,490	140,770	22.8%
Ampla (Brazil)	825,215	925,698	100,483	12.2%
Chilectra and Subsidiaries (Chile)	960,483	905,231	(55,252)	(5.8)%
Edelnor (Peru)	239,870	242,210	2,340	1.0%
Edesur (Argentina)	295,212	291,595	(3,617)	(1.2)%
Less: Intercompany Transactions	201	—	(201)	n.a.
Total	3,478,984	3,700,891	221,907	6.4%

Less: Consolidation Adjustments and Other Businesses	(450,323)	(572,121)	(121,798)	27.0%
Total	4,544,611	4,859,280	314,669	6.9%

Generation and Transmission Business: Operating Costs

Operating costs in Chile increased by 13.6% in 2010 as compared to 2009, totaling Ch$ 832.6 billion, largely due to higher energy purchases of Ch$ 87.1 billion, transport costs of Ch$ 53.9 billion and other variable costs of Ch$ 41.1 billion.  Production was 20,914 GWh, 6.0% below 2009 levels.  Lower hydroelectric generation forced us to rely more intensively on more costly thermal energy, and thus, our energy purchase cost increased by 166%.  This was partially offset by a decrease in depreciation and impairment of fixed assets of Ch$ 55.8 billion and in fuel costs of Ch$ 27.2 billion.

The operating costs of Emgesa declined by Ch$ 4.1 billion in 2010, or 1.6%, mainly due to reduced energy purchases of Ch$ 19.2 billion, partly offset by higher fuel costs of Ch$ 7.2 billion, as a result of lower hydrology in the first half of 2010, as well as higher transport expenses of Ch$ 3.8 billion, an increase in personnel expenses of Ch$ 1.3 billion and an increase in other fixed operating costs of Ch$ 2.1 billion.  The currency translation effect resulted in a 2.7% increase in operating costs in peso terms.

The operating costs of Cachoeira Dourada rose by 5.7%, or Ch$ 2.1 billion, to Ch$ 39.8 billion in 2010, mainly due to an increase in other variable costs of Ch$ 2.5 billion.  The operating costs of Endesa Fortaleza increased by Ch$ 36.6 billion, or 66.9%, mainly due to higher fuel purchase costs of Ch$44.1 billion and an increase in other variable costs of Ch$ 2.2 billion, partly offset by reduced energy purchase costs of Ch$ 9.0 billion.  For both companies, the currency translation effect resulted in a 7.5% increase in operating costs measured in peso terms.

The operating costs of CIEN were Ch$ 70.9 billion in 2010, 41.8% higher than the prior year.  This is largely due to an increase in the charge for depreciation and impairment losses of Ch$ 34.8 billion, partially offset by Ch$ 16.2 billion of lower variable costs.  The currency translation effect resulted in a 7.5% increase in operating costs measured in pesos.

The operating costs of Edegel grew by Ch$ 3.4 billion, or 2.4% in 2010, largely explained by higher energy purchase costs of Ch$ 4.8 billion and higher fuel costs of Ch$ 5.0 billion.  This principally reflects the absence of the non-recurring reversal of provisions for energy purchases for distribution customers without contracts, booked in 2009, and, to a lesser extent, by higher average energy purchase prices, which more than offset the 9.3% reduction in physical purchases.  The increase in operating costs was partially offset by reduced fixed costs of Ch$ 4.5 billion, lower transport costs of Ch$ 0.9 billion and reduced other variable costs of Ch$ 0.7 billion.  The currency translation effect resulted in a 2.2% decrease in operating costs in peso terms.

The operating costs of Endesa Costanera rose by Ch$ 57.4 billion, or 25.3% in 2010.  This is largely due to higher energy and fuel costs of Ch$ 62.7 billion and an increase in personnel expenses of Ch$3.3 billion, partially offset by a reduction in other costs such as depreciation, transport costs, other fixed costs and energy purchases.  The operating costs of El Chocón declined by Ch$1.1 billion, or 4.0%, mainly due to reduced other variable costs of Ch$0.7 billion, reduced transport costs of Ch$0.4 billion and reduced depreciation of Ch$0.7 billion, partly offset by an increase in energy purchases of Ch$0.8 billion.  In both companies, the currency translation effect resulted in a 13.6% reduction in operating costs in peso terms.

Distribution Business: Operating Costs

The operating costs of Codensa rose by Ch$ 37.4 billion, or 6.9%, in 2010, mainly due to larger energy purchases of Ch$ 42.4 billion as a result of the 6.6% increase in average purchase prices in local currency, an increase in physical purchases, higher transport costs of Ch$ 2.2 billion and an increase in depreciation and impairment of Ch$ 4.6 billion.  This was partly offset by a reduction in other variable costs of Ch$ 11.1 billion.  The currency translation effect resulted in a 2.7% increase in operating costs in peso terms.

The operating costs of Ampla grew by Ch$ 100.5 billion, or 12.2% in 2010.  This is mainly due to an increase in energy purchase costs of Ch$ 50.2 billion, in other operating costs of Ch$ 5.2 billion, in transport costs of Ch$ 5.9 billion and in depreciation and impairment of Ch$ 39.7 billion.  The operating costs of Coelce rose by Ch$ 140.8 billion, or 22.8% in 2010.  This is due to an increase in energy purchase costs of Ch$ 49.0 billion, an increase in other variable costs (basically the construction of fixed assets in the concession area of Ch$ 71.3 billion), higher transport costs of Ch$ 4.7 billion, increases in depreciation and impairment of Ch$ 8.0 billion and an increase in other fixed operating costs of Ch$ 7.8 billion.  In both companies, the currency translation effect resulted in a 7.5% increase in operating costs in peso terms.

The operating costs of Chilectra fell by Ch$ 55.3 billion, or 5.8%, in 2010, mainly due to reduced energy purchase costs of Ch$ 96.9 billion.  This decrease is explained by a lower average purchase price, partially offset by an increase in physical purchases. There was also a decrease of Ch$ 5.9 billion in other variable operating costs, offset by an increase in transport costs of Ch$ 45.5 billion and an increase in the charge for depreciation and impairment of Ch$ 1.9 billion.

The operating costs of Edelnor increased by Ch$ 2.3 billion, or 1.0% in 2010, mainly due to the increase in other variable costs of Ch$ 11.6 billion, partly offset by lower energy purchase costs of Ch$ 3.6 billion and other fixed costs of Ch$ 5.8 billion.  The currency translation effect resulted in a 2.2% decrease in operating costs in peso terms.

The operating costs of Edesur decrease by Ch$ 3.6 billion, or 1.2% in 2010.  This is mainly explained by reduced energy purchase costs of Ch$ 11.2 billion, reduced personnel costs of Ch$ 2.9 billion and a reduced charge for depreciation and impairment of Ch$ 2.5 billion, partly offset by higher fixed costs of Ch$ 13.4 billion, which were mainly fines and payments to end users resulting from interruptions to the electricity service during the year.  The currency translation effect resulted in a 13.6% decrease in operating costs in peso terms.

Operating Income

The following table shows the operating income by company, for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2009	2010	Change	% Change
	(in million of Ch$)
Generation and Transmission Business
Endesa Chile and subsidiaries (Chile)	640,040	512,770	(127,270)	(19.9)%
Emgesa (Colombia)	250,811	261,483	10,672	4.3%
Cachoeira Dourada (Brazil)	50,629	75,863	25,234	49.8%
Edegel and subsidiaries (Peru)	76,049	70,319	(5,730)	(7.5)%
Endesa Fortaleza (Brazil)	83,926	59,114	(24,812)	(29.6)%
El Chocón (Argentina)	38,700	31,651	(7,049)	(18.2)%
CIEN (Brazil)	47,992	28,056	(19,936)	(41.5)%
Endesa Costanera (Argentina)	4,380	10,840	6,460	147.5%
Less: Intercompany Transactions	(119)	(2)	117	(98.3)%
Total	1,192,408	1,050,094	(142,314)	(11.9)%

Distribution Business
Codensa (Colombia)	199,885	207,223	7,338	3.7%
Coelce (Brazil)	151,273	183,164	31,891	21.1%
Ampla (Brazil)	187,127	120,689	(66,438)	(35.5)%
Chilectra and subsidiaries (Chile)	129,032	111,766	(17,266)	(13.4)%
Edelnor (Peru)	62,425	64,949	2,524	4.0%
Edesur (Argentina)	31,876	3,944	(27,932)	(87.6)%
Less: Intercompany Transactions	(201)	—	201	—
Total	761,417	691,735	(69,682)	(9.2)%

Less: Consolidation Adjustments and Other Businesses	(26,380)	(37,528)	(11,148)	42.3%
Total	1,927,445	1,704,301	(223,144)	(11.6)%

Non-Operating Result

The following table shows the non-operating results for the years ended December 31, 2009 and 2010, and the percentage change between both years:

	Year ended December 31,
	2009	2010	Change	% Change
	(in million of Ch$)

Financial result
Financial income	159,670	171,237	11,567	7.2%
Financial costs	(482,472)	(438,358)	44,114	(9.1)%
Gain (loss) for indexed assets and liabilities	21,781	(15,056)	(36,837)	n.a.
Net Foreign currency exchange differences	(8,235)	11,572	19,807	n.a.
Total	(309,256)	(270,605)	38,651	(12.5)%

Other non-operating results
Total gain (loss) on sale of non-current assets not held for sale	50,502	11,711	(38,791)	(76.8)%
Other non-operating income	2,374	1,288	(1,086)	(45.7)%
Total	52,876	12,999	(39,877)	(75.4)%

Non-operating results	(256,380)	(257,606)	(1,226)	0.5%

Financial Result

Financial result in 2010 was a loss of Ch$ 270.6 billion, which was a decrease of 12.5% or Ch$ 38.6 billion, as compared to the prior year.  This is mainly due to reduced financial costs of Ch$ 44.1 billion, as a result of lower average debt and lower average interest rates during 2010, as compared to 2009.  It is also explained by a reduced charge for exchange differences that showed a positive variation of Ch$ 19.8 billion, mainly coming from Chile, Argentina and Brazil.  In Chile, this is due to the effect of the peso appreciation of 8.4% against the dollar in 2010 (compared to an appreciation of 25.5% in 2009), which impacts net assets and liabilities denominated in dollars.  In Argentina, the Argentine peso depreciated by approximately 4% against the dollar during 2010 (compared to a devaluation of approximately 9% in 2009).  The effect on assets and debt in dollars is a gain of Ch$ 8.2 billion in 2010 and loss of Ch$ 17.3 billion in 2009.  In Brazil, the real appreciated almost 5% (compared to an appreciation of over 30% in 2009), which translates into a reduced gain of Ch$ 17.7 billion (loss of Ch$ 3.7 billion in 2010 and gain of Ch$ 14.0 billion in 2009).  Finally, higher financial income of Ch$ 11.6 billion, as a result of an increase in income from larger cash placements during the year, contributed to the reduction in financial loss in 2010 compared to 2009.

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

Corporate income tax expense was reduced by Ch$ 13.7 billion in 2010 compared to 2009, mainly due to a decrease in the corporate income tax for Ampla of Ch$ 23.7 billion, Gas Atacama of Ch$ 13.2 billion, CGTF of Ch$ 10.3 billion, Edesur of Ch$ 10.0 billion, CIEN of Ch$ 4.3 billion and Pangue of Ch$ 2.6 billion.  These decreases were partially offset by increases in Enersis of Ch$ 27.9 billion, Endesa Costanera of Ch$ 7.2 billion, Emgesa of Ch$ 6.9 billion, Pehuenche of Ch$ 5.5 billion and Chilectra of Ch$ 2.2 billion.

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

However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures.

Set forth below, is the consolidated cash flow from an accounting perspective:

	Year ended December 31,
	2009	2010	2011
	(in Ch$ billion)

Net Cash Flows from (used in) operating activities	2,038	1,943	1,698
Net Cash Flows from (used in) investing activities	(867)	(776)	(624)
Net Cash Flows from (used in) financing activities	(1,308)	(1,283)	(891)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(137)	(115)	183
Effects of exchange rate changes on cash and cash equivalents	(46)	(58)	76

Cash and cash equivalents at beginning of period	1,318	1,135	961
Cash and cash equivalents at end of period	1,135	961	1,220

For the twelve-month period ended December 31, 2011, operating activities generated net cash flow of Ch$ 1,698 billion, a decrease of 12.6% when compared to 2010.  For the construction of cash flow from operating activities, we start with net income of Ch$ 873 billion, to which different adjustments are applied.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income.”  The primary adjustments are non-monetary items for Ch$ 477 billion, which mainly include amortization and depreciation in the period for a total amount of Ch$ 425 billion, and impairments for a total amount of Ch$ 136 billion.  This was partially offset by tax payments of Ch$ 361 billion.

For the twelve-month period ended December 31, 2010, operating activities generated net cash flow of Ch$ 1,943 billion, a decrease of 4.7% when compared to 2009.  For the construction of cash flow from operating activities, we start with net income of Ch$ 1,101 billion, to which different adjustments are applied.  See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Income.”  The main adjustments are non-monetary adjustments for Ch$ 527 billion, which mainly include amortization and depreciation in the period for a total amount of Ch$ 449 billion, and impairments for a total amount of Ch$ 108 billion.  This was partially offset by tax payments of Ch$ 349 billion.

For the twelve-month period ended on December 31, 2011, investment activities led to a cash outflow of Ch$ 624 billion, a 19.6% decrease compared to 2010.  This cash flow corresponds primarily the addition of new fixed assets for Ch$ 498.1 billion.  Major investments in the generation business were Bocamina II in Chile, with Ch$ 89 billion invested (from an estimated total investment of Ch$ 450 billion), and El Quimbo in Colombia with an investment of Ch$ 75 billion (from an estimated total investment of Ch$ 620 billion).  We have also spent Ch$ 107 billion in the maintenance of existing installed generation capacity, mainly in Argentina, Colombia and Peru, and Ch$ 23 billion in other minor projects.  On the other hand, major investments in the distribution business were made in Brazil, with Ch$ 51 billion invested in Coelce and Ch$ 132 billion invested in Ampla.  In Colombia, investments totaled Ch$ 82 billion.  The investment cash flow is also explained by intangible assets’ purchases of Ch$ 187.9 billion.

For the twelve-month period ended on December 31, 2010, investment activities led to a cash outflow of Ch$ 776 billion, a 10.5% decrease compared to 2009.  This cash outflow corresponds primarily to new fixed assets for Ch$ 474 billion.  Major investments in the generation business were Bocamina II in Chile, with Ch$ 70 billion invested, and El Quimbo in Colombia with an investment of Ch$ 16 billion.  We have also spent Ch$ 87 billion in maintenance of existing installed generation capacity, mainly in Argentina, Colombia and Peru.  On the other hand, major investments in the distribution business were made in Brazil, with Ch$ 125 billion invested in Coelce and Ch$ 114 billion invested in Ampla.  In Colombia, these investments totaled Ch$ 80 billion.  The investment cash flow is also explained by intangible assets’ purchases of Ch$ 227.4 billion and other investments of Ch$ 94.8 billion.

For the twelve-month period ended on December 31, 2011, financing activities originated a cash outflow of Ch$ 891.4 billion.  The main drivers are described below.

The aggregated cash inflows were mainly explained by:

•                  Edegel obtained loans for Ch $ 36 billion.

•                  Emgesa issued bonds for Ch $ 183 billion.

•                  Endesa Brasil Consolidated obtained loans for Ch$ 111 billion and issued bonds for Ch$ 215 billion (Ch$ 100 billion in Ampla and Ch$ 115 in Coelce), among other financial operations, for a total of Ch$ 387.1 billion cash inflow.

The aggregated cash outflows were mainly explained by:

•                  Ch$ 648.1 billion in dividend payments (Ch$ 368.2 billion from Endesa Chile, Ch$ 143 from Chilectra and Ch$ 79.4 billion from Codensa, among others).

•                  Ch$ 248.1 billion in payment of interest expense (Ch$ 109.7 billion in Endesa Chile and Ch$ 79.2 billion in Endesa Brasil, among others).

•                  Endesa Brasil consolidated payments of Ch$ 315 billion in loans (Ch $ 54 billion in Endesa Brasil, Ch $ 62 billion in CIEN and Ch$ 50 billion in Ampla, among others) and Ch$ 71 billion in bonds (Ch$ 48 billion in Ampla and Ch$ 23 billion in Coelce).

•                  Endesa Chile consolidated payment s of Ch$ 55 billion in loans and Ch$ 94 billion in other financial instruments (Ch$ 83 billion on Emgesa’ bonds).

For the twelve-month period ended on December 31, 2010, financing activities originated a cash outflow of Ch$ 1,283 billion.  The main drivers are described below.

The aggregated cash inflows were mainly explained by:

•                  Endesa Chile obtained loans for Ch$ 153 billion.

•                  Emgesa carried out an equity decrease of Ch$ 107 billion, of which Ch$ 27 billion were received by Endesa Chile.

•                  Codensa issued bonds for Ch$ 54 billion and obtained loans for Ch$ 62 billion.

•                  Edegel issued bonds for Ch$ 29 billion.

The aggregated cash outflows were mainly explained by:

•                  Ch$ 556 billion in dividend payments (Ch$ 304 billion from Endesa Chile, Ch$ 183 from Codensa and Ch$ 49 billion from Chilectra, among others).

•                  Ch$ 245 billion in payment of interest expense (Ch$ 119 billion in Endesa Chile and Ch$ 28 billion in Codensa, among others).

•                  Endesa Chile payment of its Ch$ 211 billion revolving credit.

For a description of liquidity risks related to our company, please see “Item 3.  Key Information — D.  Risk Factors — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations” in this Report”.

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

We have accessed the international equity capital markets, with three SEC-registered ADS issuances in October 1993, February 1996 and September 2000, for Enersis, and once in 1994 for Endesa Chile.  We have also frequently issued bonds in the United States for each of Enersis and Endesa Chile.  Since 1996, Enersis, Endesa Chile and its subsidiary Pehuenche have issued a total of $ 3,520 million in Yankee Bonds.

The following table lists the Yankee Bonds issued by Enersis and Endesa Chile outstanding as of December 31, 2011. The weighted average annual interest rate for such bonds is 7.9%, without giving effect to each bond’s duration, or put options.

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

In January 2011, our Colombian subsidiary, Emgesa, executed its first transaction in the international debt capital markets, with the issuance of Rule 144A/Reg S Notes in Colombian pesos for the equivalent of $ 400 million, due in January 2021.  As of

December 31, 2011 the equivalent amount was $ 379 million.  This was the first offshore private sector issuance in Colombian pesos.  The net proceeds from the sale of the Notes will be used to finance new projects, such as El Quimbo, to repay existing debt and for other general corporate purposes.

The following table lists the Emgesa’s bond issued in the United States.  The bond is denominated in Colombian pesos.  The annual interest rate for such bond is 8.75%.

			Coupon (inflation-	Aggregate Principal Amount
Issuer	Term	Maturity	adjusted rate)	Issued	Outstanding
			(as a percentage)	(Colombian pesos million)	(Colombian pesos million)	(in $ million) (1)

Emgesa	10 years	January 2021	8.75%	737	737	379

(1)      Calculated based on the observed Exchange Rate as of December 31, 2011, which was CPs$ 1,942.7  = $ 1.00

Enersis and Endesa Chile, as well as our subsidiaries in the five countries in which we operate, have access to their domestic capital markets, where we have issued debt instruments including commercial paper and medium and long term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.  In the last 16 years, Enersis and Endesa Chile have accessed the local market with total bond issuances for UF 43.0 million or $ 1,846 million (as of December 31, 2011).

The following table lists UF-denominated Chilean bonds issued by Enersis and Endesa Chile, outstanding as of December 31, 2011.

			Coupon (inflation-adjusted	Aggregate Principal Amount
Issuer	Term	Maturity	rate)	Issued	Outstanding
			(as a percentage)	(UF million)	(UF million)	(in $ million)

Enersis Serie B2	21 years	June 2022	5.75%	2.5	1.5	62
Endesa Chile Serie F (1)	21 years	August 2022	6.20%	1.5	1.4	59
Endesa Chile Serie K	20 years	April 2027	3.80%	4.0	4.0	172
Endesa Chile Serie H	25 years	October 2028	6.20%	4.0	3.6	154
Endesa Chile Serie M	21 years	December 2029	4.75%	10.0	10.0	429

Total			4.99%	22.0	20.4	877

(1)      This bond was pre-paid on February 1, 2012.

For a full description of the local bonds issued by Enersis and Endesa Chile, see “ —  Unsecured liabilities detailed by currency and maturity” and “ —  Secured liabilities breakdown by currency and maturity” in Note 18 to our Consolidated Financial Statements.

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of December 31, 2011.  We present aggregate information for each company.  The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon (1) (as a percentage)	Aggregate Principal Amount Outstanding
			(in $million)

Ampla	June 2018	13,10%	404
Codensa	December 2018	8,91%	587
Coelce	October 2018	13,31%	309
Edegel	January 2028	6,58%	177
Edelnor	August 2020	7,13%	277
Emgesa	February 2024	9,29%	559
Edesur	June 2012	11,75%	8

Total			2,320

(1)          Many of the coupon rates are variable rates based on local indexes, such as inflation.  The table reflects the coupon rate taking into account each local index as of December 31, 2011.

We frequently participate in the international commercial bank markets governed by the laws of the State of New York through both bilateral and syndicated senior unsecured loans.  As of the date of this Report, the amounts outstanding or available for these bank loans are listed below:

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			($ million)	(in $ million)

Enersis	Syndicated revolving loan	December 2012	100	0
Endesa Chile	Syndicated revolving loan	June 2014	200	0
Endesa Chile	Syndicated term loan	June 2014	200	200

Total			500	200

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

Enersis and Endesa Chile also borrow from banks in Chile under fully committed facilities in which a potential MAE would not be an impediment to this source of liquidity.  In December 2009, both companies signed 3-year bilateral revolving loans for an aggregate of UF 4.8 million (equivalent to $ 204 million as of December 31, 2011) as detailed below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(UF million)	(UF million)

Enersis	Bilateral revolving loans	December 2012	2.4	0
Endesa Chile	Bilateral revolving loans	December 2012	2.4	0

Total			4.8	0

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed above.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			($ million)	(in $ million)

Ampla	Bilateral revolving loans	April 2012	75	0
Coelce	Bilateral revolving loans	February 2012	53	0
Emgesa	Bilateral revolving loans	January 2015	185	0

Total			313	0

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to approximately $ 817 million in the aggregate as of December 31, 2011.

Enersis and Endesa Chile also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately $ 444 million in the aggregate.  Unlike the previous committed lines not subject to MAE conditions precedent prior to disbursements, this source of funding in the Chilean market is not guaranteed under all circumstances.  Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of $ 1,526 million, of which $ 1,500 million are undrawn.

Both Enersis and Endesa Chile can also tap the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of $ 200 million for each borrower.  In addition, Enersis has a local bond program registered with the SVS for UF 12.5 million (equivalent to $ 537 million as of December 31, 2011) that has not been drawn upon yet.

Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for the SEC-registered Yankee bonds, which are not subject to financial covenants, Enersis and Endesa Chile’s outstanding debt facilities include such covenants.  The types of financial covenants, and their respective limits, vary from one type of debt to another.  As of December 31, 2011, the most restrictive financial covenants affecting Enersis was the Indebtedness to EBITDA Ratio covenant, corresponding to the revolving loan facility that matures in December 2012.  In the case of Endesa Chile, it was the Capitalization Ratio covenant, corresponding to the UF-denominated Chilean bonds Serie K and Serie H that mature in April 2027 and October 2028, respectively.  Under such covenants, the maximum additional debt that could be incurred without a breach of covenant is $ 6.4 billion and $ 2.6 billion for Enersis and Endesa Chile, respectively.  As of the date of this Report, we are in compliance with the financial covenants contained in our debt instruments.

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

The cross default provision for the Endesa Chile revolving credit facilities due in July 2014, governed by the laws of the State of New York, refers to defaults of the borrower, without reference to any subsidiary.  Under such credit facilities, only matured defaults exceeding $ 50 million qualify for a potential cross default when the principal exceeds $ 50 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, revolving credit facility’s lenders would have the option to accelerate if the lenders representing more than 50% of the aggregate debt of a particular facility then outstanding choose to do so.  None of the Enersis local facilities due in December 2012, or the Endesa Chile local facilities due on the same date, has cross default provisions to debt other than the respective borrower’s own indebtedness.

In the case of the Enersis bilateral loans maturing in December 2012, governed by the laws of the State of New York, the cross default provision refers to so-called “Relevant Subsidiaries,” a contractually defined term that makes reference only to Endesa Chile and Chilectra, and the latter does not have any debt with third parties.  Therefore, the risk of a cross default under these bank loans is very limited, since there is no reference to subsidiaries in countries other than Chile.  Furthermore, as of the date of this Report, there is no amount outstanding of this facility, and therefore, there is no current exposure to cross default under this credit agreement.

After amendments in July 2009, following a successful solicitation consent, Enersis and Endesa Chile Yankee Bonds’ cross default provisions may be triggered only by debt of the respective borrower or its Chilean subsidiaries.  A matured default of either Enersis, Endesa Chile or one of their respective Chilean subsidiaries could result in a cross default to Enersis and Endesa Chile’s Yankee Bonds if such matured default, on an individual basis, has a principal exceeding $ 30 million, or its equivalent in other currencies.  In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the Trustee or bondholders representing no less than 25% of the aggregate debt of a particular series then outstanding choose to do so.  Following the 2009 Yankee amendments which ring-fenced Chile, a payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our Yankee Bond indentures, no matter how material.

The cross acceleration and bankruptcy/insolvency clauses of three of our four Endesa Chile UF-denominated Chilean bonds were amended in February 2010 after bondholders’ approvals in January 2010.  After the amendments, all series of Endesa Chile’s Chilean bonds ring-fenced Endesa Chile, and none of its subsidiaries, either in Chile or outside Chile, can trigger a cross default to Endesa Chile.

Our Argentine subsidiary, Endesa Costanera, did not make an installment payment due on March 30, 2012 of $ 17.6 million (which includes $ 4.3 million in interest expense) under the terms of a supplier credit agreement with Mitsubishi Corporation (“MC”) originally entered into in 1996.  The aggregate amount accrued under the supplier credit agreement as of March 30, 2012, including capitalized interest, was $ 141 million.  Endesa Costanera has experienced difficulties in making timely payments under its agreement with MC on a recurring basis since the Argentine crisis of 2002, but has in the past received waivers expressing the willingness to renegotiate payments.  Such missed payments have been carried out on mutually agreed terms.  As of the date of this Report, Endesa Costanera has not received a waiver for the payment past due.  The relevant terms of the supplier credit provide for a 180-day grace period for payment.  There can be no assurance that Endesa Costanera will receive a waiver or payment extension prior to the expiration of the 180-day grace period for payment.  (See “Item 4.  Information on the Company.  B.  Business Overview. Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law” and “Item 5.  Operating and Financial Review and Prospects - B.  Liquidity and Capital Resources”).

Defaults and cross defaults at the Endesa Costanera level do not trigger cross default provisions under indebtedness of Enersis or any of our Chilean subsidiaries.  (See “Item 4.  Information on the Company. B.  Business Overview.  Electricity Industry Regulatory Framework.  Argentina.  Regulatory Developments: the industry after the Public Emergency Law”).

With the exception of our Argentine subsidiaries, our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs.  Access to the capital markets on the part of our Argentine subsidiaries has been very limited due to the difficult financial situation still prevailing in Argentina (particularly in the utilities sector), the poor capital markets environment due to the shortage of off-shore financing, the nationalization of the pension fund system and, in general, higher risk associated with lending to Argentine utilities as a consequence of the regulatory framework.  Notwithstanding these unusual circumstances, these subsidiaries were able to refinance debt maturing in 2011.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us.  The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions.  We have been advised by legal counsel in the various geographical locations where our subsidiaries and affiliates operate that there currently are no additional legal restrictions on the payment to Enersis of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated.  Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances.  For instance, two of Endesa Chile’s UF-denominated Chilean bonds restrict the amount of intercompany loans that Endesa Chile and its consolidated subsidiaries are allowed to lend to Enersis.  The threshold for the restriction of intercompany loans is now set at the equivalent of $ 100 million.  For a description of liquidity risks resulting from our company status, please see “Item 3.  Key Information — D.  Risk factors — We depend in part on payments from our subsidiaries and affiliates to meet our payment obligations.”

Our estimated capital expenditures for the 2012-2016 period, expressed in dollars at internally estimated exchange rates, amount to $ 6,779 million, of which $ 6,499 million are considered non-discretionary investments.  We include maintenance capital expenditures as non-discretionary.  It is important for us to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments.  We consider the investment in non-conventional renewable energy (NCRE) projects in Chile to be non-discretionary.  These investments are being made to comply with regulations that call for 5% of the total contracted energy to be based on NCRE.  Finally, expansion projects under execution are also non-discretionary.  We consider the remaining $ 280 million of the $ 6,779 million of our estimated capital expenditure for 2012-2016 to be discretionary.  The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Argentina, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report.  We expect to refinance our indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash, and fund capital expenditures with a mixture of internally generated cash and borrowings.

Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2011 included:

•                  Endesa Costanera: refinancing of 2011 indebtedness for approximately $ 80 million.  With regards to this refinancing, we highlight the $ 35 million refinancing of amounts due to Mitsubishi Corporation and of $ 10 million due to Credit Suisse.

•                  El Chocón: refinancing of syndicated loan for $ 40 million for four years.  The Company also obtained a syndicated loan for $ 25 million for 3.5 years, which enabled the company to increase the debt’s average life.

•                  Edesur:  refinancing of bank loans for a total of $ 10 million for 2.5 year maturity, which allowed for an increase in the debt’s average life. Signed credit lines for $ 6 million used to maintain an appropriate level of liquidity and received a total of $ 40 million on bank loans.

•                  Coelce: local bond issuance for $ 213 million for five and seven year maturities, which allow the company to increase the debt’s average life.  Also, the company received official loans for a total of $ 32 million for development related projects.

•                  Ampla: local bond issuance for $ 160 million for five and seven year maturities, which allow the company to increase the debt’s average life.  Also, the company received official loans for a total of $ 142 million for development related projects and signed three committed credit lines for a total of $ 75 million for liquidity purposes.

•                  Emgesa: International bond issuance for a total of $ 379 million for ten years, used to finance part of the El Quimbo project.  The company also signed exchange swap contracts for $ 116 million.

•                  Edelnor: refinancing of short-term debt for $ 57 million, postponing it to 2018, thus allowing the company to increase the debt’s average life.

•                  Edegel: enter into bank loan for $ 31 million for seven years to refinancing in advance 2012’s maturities.  The company also signed interest swap contracts for $ 30 million, to hedge leasing operations.

Transactions that most significantly affected Enersis foreign subsidiaries’ liquidity in 2010 included:

•                  Endesa Costanera: refinancing of all 2010 indebtedness for approximately $ 72 million.  Within this refinancing, we highlight the $ 28 million refinancing of amounts due to Mitsubishi Corporation and of $ 8.6 million due to Credit Suisse.

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

C.                                   Research and Development, Patents and Licenses, etc.

None.

D.                                   Trend Information.

Enersis is a company with subsidiaries engaged in the generation, transmission and distribution of electricity in Chile, Argentina, Brazil, Colombia and Peru.  Therefore, our businesses are subject to a wide range of conditions that may result in variability in our earnings and cash flows from year to year. In general, our net income is a result of our operating income from our generation and distribution businesses and other factors such as income from unconsolidated related companies, foreign currency exchange rate effects and tax expense.

In our generation business, our operating income for 2011 decreased by 5.3% as compared to 2010.  This percent change in the generation segment operating income in 2011 varies in each of the five countries where we operate and is due to numerous factors, including hydrological conditions, the price of fuel used to generate thermal electricity and the prevailing spot market and regulated prices for electricity.  We expect to continue evidencing a reasonably good operating performance over the coming years, given the favorable macroeconomic perspective for all of the countries in which we operate except for Argentina.  Despite current uncertainties concerning the global economy, there are good expectations for this region’s growth for the next five years, including a 4.8% growth in gross domestic product, on average, and a stable electricity demand growth.

On the other hand, development of new generation facilities in South America has always fallen behind demand growth.  We anticipate that this tendency will continue in the foreseeable future.  Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation and scarcity of places where to locate plants, these new projects involve higher development costs than in the past.  We expect that average electricity prices will adjust to recognize these increased costs.  This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus benefit from greater profitability in scenarios of increasing prices to end users.  Furthermore, an important part of the new installed capacity under development in the five countries in which we operate corresponds to thermal power plants, with coal and natural gas as their principal fuels, and only a few hydroelectric projects are being developed.  Thus, we expect this situation will also impact long term spot prices positively.  Long term contracts awarded to Enersis’ subsidiaries in different bids have already incorporated these expected price levels.  Currently, we have 23% of our expected annual generation sold under contracts of at least ten years, and 33% in contracts of at least five years.

However, spot prices are subject to great volatility, affecting our forecasted income.  In order to address this risk in the generation business, the Company has implemented commercial policies in order to control relevant variables and provide stability to the profit margins.  Our commercial policy seeks to establish a global framework to conduct energy trading operations, setting responsibilities, guidelines and acceptable risk limits aligned with company objectives. Therefore, our company defines contractual volumes that minimize the risk of supply in adverse hydrological conditions and includes, where necessary with some unregulated clients, risk mitigation clauses.

In order to mitigate the risk of increasing fuel costs, Enersis has supply contracts to cover part of the fuel needed by its thermal generation units, which operate with coal, natural gas, diesel and fuel oil.  In Chile, through an equity interest in GNL Quintero, we are the only electricity company that participates in the LNG terminal at Quintero Bay (the only facility of its kind in the SIC market), enhancing our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios.  This becomes particularly relevant given the increasing trend to penalize other technologies that are intensive in fuels, such as coal and diesel, which have a stronger environmental impact.  Because of the drought in Chile and the volatility of the price of Brent oil, we decided to hedge through a cap on the price of this commodity for the period between April and July 2011, and may do so again in the future.  For further information on this subject, please see “Item 11(a) and 11(b).  Quantitative and Qualitative Disclosures About Market Risk — Commodity Price Risk”.

With respect to our distribution business segment, our operating income in 2011 decreased by 14.3% as compared to 2010.  This decrease is a combination of numerous factors in each of the five countries where we operate.  These include, among others, effects of inflation and exceptional tax payments, which are partially offset by operational efficiency and the increase in electricity sales due to growth in population and gross domestic product in the countries in which we operate.  Technological advances, such as smart metering, have enabled us to limit the increase in electricity losses in a challenging economic environment.  We expect that the South American countries in which we operate will continue to experience high growth rates, positively impacting our distribution business performance.  In particular, we expect the growth rates in the electricity sector to continue, mainly due to the gap in the per capita electricity consumption that these countries have with respect to more developed countries.  We expect electricity demand to grow approximately 4% annually, on average, over the next ten years.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in each country in which we operate, we expect that the regulators will continue to recognize investments, encourage efficiency and establish prices that will allow for an appropriate return on our investment.  We also anticipate that our distribution companies will probably increase their profitability during the period between periodic tariff setting processes.  After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting.  For a better understanding of the cycles in the process, please refer to the figure below, where we conceptually describe the effect of the application of the price cap model used by regulators in most of the countries where we operate.

Although the price at which a distribution company purchases the electricity has a substantial impact on the price at which it is sold to end users, it does not have an impact on our profitability.  The cost of electricity purchased is passed through to end users.  However, it is important to note that distribution companies usually enter into long-term contracts in order to decrease exposure to electricity price volatility.  This is a common practice in most of the countries in which we operate.

Though our operations in the five countries allow us to somewhat offset and counterbalance variations with respect to these main factors that affect our operating results, in light of the variability of these factors over time and across the countries in which we operate, we cannot claim that we are fully hedged in our portfolio of assets in these countries.  Furthermore, we cannot ascertain the likelihood or the extent to which past performance will be indicative of future performance with respect to our businesses.  Any significant change with respect to hydrological conditions, fuel price or the electricity price, among other factors, could affect our operating income in the generation business.  More broadly, any significant change with respect to economic and population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income in the distribution business.  Variability in our earnings and cash flows can also arise from non-operating factors as well, such as foreign currency exchange rates.  For further information regarding 2011 results of the Company compared with those recorded in previous periods, please see “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2010 and December 31, 2011” and “Item 5. Operating and Financial Review and Prospects — A. Operating Results - Enersis’ Results of Operations for the Years Ended December 31, 2009 and December 31, 2010”.  Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, could have a negative impact on our capital expenditure plan as described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.” We have a large leverage capacity prior to a potential breach of a debt covenant.  As of December 31, 2011, Enersis is able to incur up to $ 6.4 billion in incremental debt, while Endesa Chile has an additional debt capacity of $ 2.6 billion, in each case beyond current levels of consolidated indebtedness.  We believe that Enersis will continue to have similar comfortable levels of further leverage capacity in the foreseeable future.

In connection with funding sources, as of December 31, 2011, the Company has approximately $ 817 million in committed revolving facilities which have not yet been drawn, and additional uncommitted Chilean lines of credit for another $ 444 million in the aggregate.  In addition, both Enersis and Endesa Chile have publicly registered certain commercial paper programs for up to $ 400 million in the aggregate and local bond programs for up to $ 537 million with the SVS.  These funding sources can be increased in case of need.

Finally, as explained above, we expect that the Company will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan.  If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.

E.                                      Off—balance Sheet Arrangements.

Enersis is not a party to any off—balance sheet arrangements.

F.                                      Tabular Disclosure of Contractual Obligations.

The table below sets forth the Company’s cash payment obligations as of December 31, 2011:

Ch$ billion (1)	Total	2012	2013-2014	2015-2016	After 2016
Bank debt	573	255	218	37	63
Local bonds (2)	1,642	185	322	297	838
Yankee bonds	1,168	0	491	315	362
Other debt (3)	350	116	126	63	44
Interest expense	1,890	341	506	322	721
Pension and post-retirement obligations(4)	315	47	82	108	78
Purchase obligations(5)	32,094	1,887	3,500	3,256	23,450
Financial leases	83	16	20	19	28
Total contractual obligations	38,115	2,847	5,265	4,417	25,584

(1)          All figures are in Ch$ of each year.

(2)          Hedging instruments included modify substantially the principal amount of debt.

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

(5)          Includes generation and distribution business purchase obligations comprised mainly of energy purchases, operating and maintenance contracts and other services.  Of the total amount of Ch$ 32,094 billion, 91% corresponds to energy purchases, 5%

corresponds primarily to fuel supply, services in medium and low voltage lines, and supply of cables, and the remaining 4% to miscellaneous services, such as GNL regasification, fuel transport and coal handling.

G.                                    Safe Harbor.

The information contained in the Items 5.E and 5.F contains statements that may constitute forward-looking statements.  See “Forward-Looking Statements” in the “Introduction” of this Report, for safe harbor provisions.

Item 6.           Directors, Senior Management and Employees

A.            Directors and Senior Management.

Our Board of Directors consists of seven members who are elected for a three-year term at an Ordinary Shareholders’ Meeting (OSM).  If a vacancy occurs in the interim, the Board of Directors elects a temporary director to fill the vacancy until the next OSM, at which time the entire Board of Directors will be elected.  Our Executive Officers are appointed by the Board of Directors and hold office at the discretion of the Board.  Set forth below are the members of our Board of Directors as of December 31, 2011.

Directors	Position	Held Since
Pablo Yrarrázaval V.	Chairman	2002
Andrea Brentan	Vice Chairman	2009
Rafael Fernández M.	Director	2010
Rafael Miranda R.	Director	1999
Hernán Somerville S.	Director	1999
Eugenio Tironi B.	Director	2000
Leonidas Vial E.	Director	2010

Set forth below are brief biographical descriptions of our directors, five of whom reside in Chile and two in Spain, as of December 31, 2011.

Pablo Yrarrázaval V.

Chairman of the Board of Directors

Mr. Yrarrázaval became Chairman of the Board of Directors in July 2002 and was Chairman of the Directors’ Committee since April 2003 until January 2010.  Mr. Yrarrázaval is a partner in the brokerage firm Corredora de Bolsa Yrarrázaval y Compañía Limitada, Vice Chairman of Depósito Central de Valores S.A. (DCV), and is also Chairman of the Santiago Stock Exchange, a position he has held since 1989.  Before Mr. Yrarrázaval became Chairman of Enersis, he was Chairman of Endesa Chile.

Andrea Brentan

Vice Chairman of the Board of Directors

Mr. Brentan has been Vice Chairman since 2009.  He was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until the beginning of 1991.  From 1991 to 1999, he successively held the positions of CFO, General Manager and CEO at Sae Sadelmi, a Milan-based company belonging to the ABB Group which is engaged in power plant engineering, procurement and construction and electrical generation equipment manufacturing and service.  From 2000 to 2002, he was the Head of the Worldwide Steam Power Plant Business at Alstom, based in Paris.  He joined Enel in November 2002, where he held several positions in the company, including Head of Business Development and M&A unit of the International Division, Chairman of Viesgo S.A., Chairman of Enel North America, Enel Latin America and Slovenske Elektrarne, and Director of Enel Energy Europe.  Until June 2009, he served as Director of the Iberian Peninsula and Latin American Division of Enel and Vice Chairman of the Board of Endesa Spain until he later became its CEO.  Mr. Brentan is a mechanical engineer from Politecnico di Milano (Italy) and holds a M.Sc. in Applied Sciences from New York University.

Rafael Fernández M.

Director of the Board, Member of the Directors’ Committee

Mr. Fernández was appointed Director of Enersis in April 2010.  From 1997 to 2006, Mr. Fernández served as Chairman of the Board and Director of various Argentine companies in the generation, transmission, distribution and trading businesses of electricity, as well as in natural gas production and transport companies.  Before that, he was CEO of some power generation companies. He also founded and was a member until 2004 of the Academic Committee in the Masters Program in Electricity Business at ITBA (Argentina) and, since 2006, has been a member of the Advisory Committee of the Development Department of Universidad Alberto Hurtado (Chile).  Between 2002 and 2006, he was the Executive Director of the Gas and Energy Business division and member of the Board of Directors of Petrobras Energía—Argentina.  Between 2006 and January 2010, he served as CEO and Director of Petrobras Chile Petrolera Ltda.  Since October 2011, he has been Director of the Board of Australis Seafood S.A., and since June 2010, has been CEO of Corporación de Capacitación y Empleo, a subsidiary of Sociedad de Fomento Fabril (SOFOFA).  Mr. Fernández is a civil industrial engineer from Pontificia Universidad Católica de Chile.  He also carried out graduate studies at E.S.A.E. in the same university in 1988-1989, and an Advanced Management Program at Duke University in 2005.

Rafael Miranda R.

Director of the Board

Mr. Miranda has been a Director of the Board since 1999.  He joined Endesa Spain in 1987.  From 1987 to 1997, he was Managing Director.  Between February 1997 and June 2009, he served as Endesa Spain’s CEO.  Currently, Mr. Miranda is Chairman of Endesa Foundation, Honorary Chairman of Eurelectric (European Electricity Association), Chairman of the Social Council of Burgos University, Chairman of the Spanish Council of INSEAD (all in Spain), and Chairman of Asociación para el Progreso de la Dirección, an entity formed by the 4,000 largest Spanish companies dedicated to cooperate with directors and senior executives’ development.  Mr. Miranda holds a B.Sc. in Industrial Engineering from Comillas University (ICAI) and a Master’s Degree in Management Science from the School for Industrial Organization, both in Spain.

Hernán Somerville S.

Director of the Board, Chairman of the Directors’ Committee

Mr. Somerville has been a Director of the Board since 1999.  From 1983 to 1988, Mr. Somerville was Director of the Chilean Central Bank, serving as Chief Debt Negotiator for Chilean public debt and private commercial bank debt.  Mr. Somerville was the former Chairman of the Confederation of Production & Commerce in Chile.  Since 1989, Mr. Somerville has been the Managing Director and Partner of Fintec, an investment, advisory and management company.  He was the Chairman of the Chilean Association of Banks and Financial Institutions, and also was Chairman of the Latin American Federation of Banks.  He is the Chairman of Transbank S.A., which manages credit and debit cards in Chile.  He is also a Board Member of INACAP and Chairman of the Chilean Pacific Foundation.  Mr. Somerville has a law degree from Universidad de Chile and a Master of Criminal Justice degree from New York University Law School.

Eugenio Tironi B.

Director of the Board

Mr. Tironi has been a Director of Enersis since July 2000.  Between 1990 and 1994, Mr. Tironi was a Director of Communications of the Chilean Government.  Since 1994, he has been the Chairman of Tironi Asociados, a strategic communications’ firm, which advises Chilean and international firms in several Latin American countries.  He is also the Chairman of Gestión Social S.A., a consulting firm specialized in corporate social responsibility.  In addition, Mr. Tironi is member of the Board of Trustees of Universidad Alberto Hurtado, researcher at CIEPLAN, and professor at Universidad Adolfo Ibáñez.  He was a visiting professor at Notre Dame University (U.S.A.) in 2002, and Sorbonne Nouvelle (France) in 2006.  He is also a Board member of several non-profit organizations, including Paz Ciudadana, Un techo para Chile and Fundación Orquestas Sinfónicas Juveniles e Infantiles.  Mr. Tironi has published a very wide selection of books in Chile and abroad, and is a regular columnist of the Chilean newspaper, El Mercurio.  Mr. Tironi received a Ph.D. in sociology from L’École des Hautes Études en Sciences Sociales (France).

Leonidas Vial E.

Director of the Board, Member of the Directors’ Committee

Mr. Vial was appointed Director of Enersis in April 2010.  He was Director of Endesa Chile since April 1995 until March 2010. Mr. Vial has been Vice Chairman of the Santiago Stock Exchange since June 1988, as well as a Director of Empresas Santa Carolina S.A., Compañía Industrial El Volcán S.A, Larraín Vial S.A., Chairman of Compañías CIC S.A. and Embotelladora Arica, none of which are related to the Endesa Group.

Executive Officers

Set forth below are our Executive Officers as of December 31, 2011.

Executive Officers (as of December 31, 2011)	Position	Current Position Held Since
Ignacio Antoñanzas A.	Chief Executive Officer	2006
Massimo Tambosco	Deputy Chief Executive Officer	2010
Ramiro Alfonsín B.	Planning and Control Officer	2007
Ángel Chocarro G.	Accounting Officer	2009
Alfredo Ergas S.	Chief Financial Officer	2003
Juan Pablo Larraín M.	Communications Officer	2009
Eduardo López M.	Procurement Officer	2010
Carlos Alberto Niño F.	Human Resources Officer	2010
Francisco Silva B.	General Services Officer	2010
Alba Marina Urrea G.	Internal Audit Officer	2010
Domingo Valdés P.	General Counsel	1999

Set forth below are brief biographical descriptions of our Executive Officers, all of whom reside in Chile:

Ignacio Antoñanzas A. was appointed CEO of Enersis in October 2006.  He started his career as a commodities trader.  He joined Endesa Spain in 1994, having worked during his professional career mostly in generation and corporate strategy areas.  He has been the CEO of Endesa Net Factory and Director of Endesa Italia.  Until assuming his current position, he served as Deputy General Manager of Strategy for Endesa Spain.  Since June 2009, he also serves as Executive Vice President at Endesa Spain in charge of Latin America.  Mr. Antoñanzas holds a degree in Mining Engineering with a major in energy and fuels from the Universidad Politécnica de Madrid, Spain.

Massimo Tambosco became Deputy Chief Executive Officer in October 2010.  Between 2000 and 2009, he held several positions in finance, planning and control, corporate control and M&A for different Enel Group companies and business units.  Previously, he was CFO of Ferrero de México and Administration Manager of Roca S.r.l in Italy.  From March 2009 until his most recent appointment, he held the position of Deputy CFO of Endesa Spain.  Mr. Tambosco holds a degree in business administration from the Università Commerciale Luigi Bocconi di Milano (Italy), and attended Executive Programs in the Kellogg School of Management in Chicago and the Harvard Business School in Boston.

Ramiro Alfonsín B. became Planning and Control Officer in March 2007.  Before joining the Endesa Group, Mr. Alfonsín worked as Senior Financial Advisor at Banco Urquijo KBL Group, as Management Advisor of the Corporate Development and Institutional Relations at Alcatel, and also as Corporate Banking Associate at ABN Amro Bank N.V.  He joined the Endesa Spain Group in June 2000, working in Endesa Net Factory as Investment and Risk Capital Manager and later as Planning and Control Manager.  Subsequently, he worked in Endesa Italia as a Planning and Investment Deputy Director and in Endesa Europa as Investment and Corporate Relations Deputy Director.  Currently, Mr. Alfonsín is a board member of several of Enersis’ companies in Argentina, Brazil, Chile and Colombia.  He holds a degree in Business Administration from the Pontificia Universidad Católica de Argentina.

Ángel Chocarro G. is the Enersis’ Accounting Officer since November 2009.  Mr. Chocarro has held several positions in both Enersis and the Endesa Spain Group.  From 2005 to 2009, he was Enersis’ Director of Consolidation, Internal Controls, and Accounting Criteria.  Mr. Chocarro has a degree in Economics and Business Administration from Universidad del País Vasco (Spain).

Alfredo Ergas S. has been the CFO of Enersis since July 2003 after having held a similar position at Endesa Chile.  Mr. Ergas joined Enersis in April 1993.  He served as Deputy Chief Financial Officer of Endesa Chile and later in Enersis as Planning and Control Director.  Afterwards, Mr. Ergas served as CFO and Chief Controlling Officer of the Chilean telecommunications company, Smartcom, from 2000 to 2002.  Mr. Ergas is the Chairman of InBest, a non-profit organization formed in November 2009 aimed at promoting the Chilean capital market’s strengths and advantages in financial services before the international financial community.  Mr. Ergas also serves as Chairman of the Issuers’ Committee of the Chilean American Chamber of Commerce, and Board Director of the Alumni Association of Commercial Engineers of Universidad de Chile.  Mr. Ergas is a commercial engineer from Universidad de Chile, and has an M.B.A. degree from Trium Global Executive M.B.A., an alliance between New York University, Hautes Études Commerciales (France) and London School of Economics.

Juan Pablo Larraín M. joined Enersis in August 2006 as Chilectra’s Communications Officer.  In October 2009, he was appointed Enersis’ Communication Officer and Endesa Spain’s Communication Officer for Latin America and Chile.  Before joining Enersis, he worked as Editor in Chief of Diario Financiero; Communications’ Officer at Hill & Knowlton Chile, National Editor at El Mercurio (Valparaíso) and News Service Editor at Red TV.  Mr. Larraín graduated from the School of Journalism at Finis Terrae University (Chile) and holds a Master’s Degree in Professional Journalism from Complutense University (Spain).

Eduardo López M. was appointed Enersis’ Procurement Officer in June 2008.  He joined the group in 1981, having held several positions in the financial department in Chilectra until 1992.  Between 1992 and 1995, he worked at Edesur where he served as Sales Director.  He was also CEO at Diprel S.A., a former Enersis subsidiary, between 1996 and 2001.  In 2002, he was appointed as Enersis’ Procurement Director and from 2004 until 2008 he held the same position at CAM.  Mr. López is a commercial engineer from Pontificia Universidad Católica de Valparaíso (Chile).

Carlos Niño F. was appointed Enersis’ Human Resources Officer in December 2010.  He joined the group in 1998, having held several positions as Human Resources Officer at different companies, including Codensa and Emgesa in Colombia and Chilectra in Chile.  He was also appointed Endesa Latinoamérica Personnel Management Director in 2009.  Previously, he was Personnel Director of Legis S.A. and Human Resources Officer of Colmena Salud, a health insurance company.  Mr. Niño is a lawyer from Universidad Externado de Colombia and holds a M.Sc. in Labor and Social Security Law from the Pontificia Universidad Javeriana (Colombia).

Francisco Silva B. was appointed Enersis’ General Services Officer of Enersis in December 2010.  Mr. Silva joined Chilectra in 1987 and has worked primarily in human resources and general management positions in several subsidiaries and affiliates of Enersis since then.  Between 1998 and 2000 and between July 2003 and December 2010 he was Enersis’ Human Resources Officer.  From January 2001 to June 2003, he worked as Adjunct Director of an Endesa Spain subsidiary in Spain.  Mr. Silva holds a degree in public administration from Universidad de Chile, and received a D.P.A. diploma from Universidad Adolfo Ibáñez (Chile), in 1986.

Alba Marina Urrea G. has been Internal Audit Officer since March 2010.  She has been linked to the Group for twelve years and has been responsible for the audit of our subsidiaries in Colombia and Peru.  She previously served as Audit Director in Cementos Samper, Accounting Director at Cemex Colombia and as Senior Auditor at Arthur Andersen Colombia.  She is a public accountant from the Universidad Autónoma de Bucaramanga (Colombia), with a concentration in Finance from the Universidad del Rosario in Bogotá and a Certification as Internal Auditor from the Institute of Internal Auditors.

Domingo Valdés P. has been General Counsel since May 1999.  He joined the Enersis Group as a corporate attorney at law for Chilectra in 1993 and became Legal Counsel at Enersis in December 1997.  Mr. Valdés worked as an intern at the New York City law firms of Milbank, Tweed, Hadley & McCloy and Chadbourne & Parke LLP.  Before joining Chilectra, Mr. Valdés was a lawyer at Chase Manhattan Bank, N.A., Corporate Department (Chile) and an associate at Carey & Cía., a Santiago based law firm.  Mr. Valdés is also Secretary of the Enersis Board of Directors and a Professor of Economic and Antitrust Law at Universidad de Chile Law School.  Mr. Valdés has a law degree from Universidad de Chile and a Masters of Law Degree from the University of Chicago.

B.                                    Compensation.

At the ordinary shareholders’ meeting held on April 26, 2011, our shareholders approved the current compensation policy for the Board of Directors.  Directors are paid a variable annual fee, depending on net earnings of the Company, in a relation one per one thousand, and a monthly fee paid in advance, depending on their attendance to the board meetings and their participation as Director of any of our subsidiaries.  These advances consist of a fixed compensation of UF 101 per month and a fee of UF 66 for attending meetings of the Board.  The Chairman of the Board (in this case Mr. Yrarrázaval) is entitled to double the compensation for a regular Director under this policy.  In 2011, the total compensation paid to each of our directors, including fees for attendance at meetings of the Directors’ Committee, was as follows:

Director	Variable Compensation	Fixed Compensation	Directors Committee	Total
	Year ended December 31, 2011 (in thousands of Ch$)
Pablo Yrarrázaval V.	30,766	49,296	—	80,062
Andrea Brentan (1)	—	—	—	—
Rafael Fernández M.	15,383	24,648	13,410	53,441
Rafael Miranda R.	14,608	24,648	—	39,256
Hernán Somerville S.	15,383	24,648	13,410	53,441
Eugenio Tironi B.	15,383	24,648	—	40,031
Leonidas Vial E.	15,383	24,648	13,018	53,049
Total.	106,906	172,537	39,839	319,282

(1)                                  Mr. Brentan waived his compensation as Board Director.

We do not disclose, to our shareholders or otherwise, information on individual Executive Officer’s compensations.  For the year ended December 31, 2011, the aggregate gross compensation paid or accrued, attributable to fiscal year 2011, including performance—based bonuses for the Executive Officers of Enersis, was Ch$ 2,660 million.  Enersis’ Executive Officers are eligible for variable compensation under a bonus plan for meeting company—wide objectives and for their individual contribution to the Company’s results and objectives.  The annual bonus plan provides for a range of bonus amounts according to seniority level.  The bonuses eventually paid to executives consist of a certain number of gross monthly salaries.

The amount accrued by the Company in 2011 to provide for pensions, retirement or similar benefits to our Executive Officers totaled Ch$ 231 million.  The funds accrued to provide severance indemnity to our Executive Officers amounted to Ch$ 555 million, of which Ch$ 73 was accrued during 2011.  There are no other amounts set aside or accrued to provide for pension, retirement or similar benefits for our Executive Officers.

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

C.                                    Board Practices.

The Board of Directors as of December 31, 2011 was elected at the OSM of April 22, 2010, and the term for this Board of Directors will expire in April 2013.  For information as to the years in which each director began his service at the board, please see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” above.  The members of the Board of Directors do not have service contracts with Enersis or any of its subsidiaries that provide benefits upon termination of employment.

Corporate Governance

Enersis is managed by its Board of Directors which, in accordance with its bylaws, consists of seven directors who are elected at an OSM.  Each director serves for a three-year term and the term of each of the seven directors expires on the same day.  The directors can be reelected indefinitely.  Staggered terms are not permitted under Chilean law.  If a vacancy occurs on the board during the three—year term, the Board of Directors may appoint a temporary director to fill the vacancy.  Any vacancy triggers an election for every seat on the Board of Directors at the next OSM.

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

In order to ensure compliance with Securities Market Law 18,045 and SVS regulations, our Board of Directors at its meeting held on May 28, 2008, approved the “Manual for the Management of Information of Interest to the Market,” (“Manual”).  This document addresses applicable standards regarding the information of transactions of the Company’s securities or those of its affiliates by directors, management, principal executives, employees and other related parties; existence of blackout periods for such transactions by directors, principal executives and other related parties; existence of mechanisms for the continuous disclosure of information that is of interest to the market; and mechanisms that provide protection for confidential information.  The Manual was released to the market on May 30, 2008 and posted on the Company’s website at www.enersis.cl.  In February 2010, the Manual was modified in order to comply with the provisions of Law 20,382 (Corporate Governance Improvement Law).

The provisions of this Manual shall be applied to the members of our Board, as well as Enersis executives and employees who have access to privileged information, and especially those who work in areas related to the securities markets.

In order to supplement the aforementioned corporate governance regulations, the Company’s Board, at its meeting held on June 24, 2010 approved a Code of Ethics and a Zero Tolerance Anti-Corruption Plan (“ZTAC Plan”).  The Code of Ethics is structured on the basis of general principles such as impartiality, honesty, integrity and others of similar importance, which are implied in the behavior criteria detailed in the document.  The ZTAC Plan reinforces the principles included in the Code of Ethics, but with special emphasis on avoiding corruption in the form of bribes, preferential treatment and other similar matters.

At its meeting of March 29, 2011 Enersis’ Board approved the Prevention Model required by Law 20,393 of December 2, 2009, which imposes criminal responsibility on legal entities for the crimes of asset laundering, financing of terrorism and bribing of Chilean or foreign public officials.  The law encourages companies to adopt this model, whose implementation involves compliance with duties of direction and supervision. The adoption of this model therefore reduces, and in some cases relieves, the effects of criminal responsibility even when a crime is committed. One of the elements of this model is the Prevention Officer which was appointed by the Board at its meeting held on October 27, 2010.  As of December 31, 2011, our Prevention Officer was Alba Marina Urrea, Internal Audit Officer.

On October 27, 2010, the Board approved “GUIDELINES 231 Guidelines applicable to non-Italian subsidiaries in accordance with Legislative Decree 231 of June 8, 2001.  Application to Endesa and its Group.”  Given that Enersis’ ultimate parent company, Enel S.p.A. has to comply with Legislative Decree 231, which establishes management responsibility for Italian companies as a consequence of certain crimes committed in Italy or abroad, in the name of or for the benefit of such entities, including those crimes described in Chilean Law 20,393, this document, approved by the Board, sets a group of measures, with standards of behavior expected from all employees, advisers, auditors, officials, directors as well as consultants, contractors, commercial partners, agents and suppliers.  Decree 231 includes various activities of a preventive nature that are coherent with and integral to the requirements and compliance with Chilean Law 20,393, which deals with the criminal responsibility of legal entities.  All of the above is supplementary to the behavioral regulations included in the Code of Ethics and ZTAC Plan.

Compliance with NYSE Listing Standards on Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the New York Stock Exchange (“NYSE”).

Independence and Functions of the Audit Committee

Under the NYSE corporate governance rules, all members of the Audit Committee must be independent.  We have been subject to this requirement since July 31, 2005.  On April 22, 2010, at an ESM, the Company’s bylaws were amended and the Audit Committee was merged with the Directors’ Committee.  According to the Company’s bylaws all of the members of this Committee must satisfy the requirements of independence as stipulated by the NYSE.  Also, Chilean Law requires that the majority of the Directors’ Committee (at least two out of three members) be independent directors.  According to Chilean Law, a member would not be considered independent if, at any time, within the last 18 months he or she: (i) maintained any relationship of a relevant nature and amount with the company, with other companies of the same group, with its controlling shareholder or with the principal officers of any of them or has been a director, manager, administrator or officer of any of them; (ii) maintained a family relationship with any of the members described in (i) above; (iii) has been a director, manager, administrator or principal officer of a non-profit organization that has received contributions from (i) above; (iv) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of an entity that has provided consulting or legal services for a relevant consideration or external audit services to the persons listed in (i) above; and (v) has been a partner or a shareholder that has controlled, directly or indirectly, 10% or more of the capital stock or has been a director, manager, administrator or principal officer of the principal competitors, suppliers or clients.  In case there are not sufficient independent directors on the Board to serve on the committee, Chilean Law determines that the independent director nominates the rest of the members of the Committee among the rest of the Board members that do not meet the Chilean law independence requirements.  Chilean Law also requires that all publicly held limited liability stock companies that have a market capitalization of at least UF 1,500,000 (approximately $ 64 million as of December 31, 2011) and at least 12.5% of its voting shares are held by shareholders that individually control or own less than 10% of such shares, must have at least one independent director and a Directors’ Committee.

Under the NYSE corporate governance rules, the Audit Committee of a U.S. company must perform the functions detailed in, and otherwise comply with the requirements of NYSE Listed Company Manual Rules 303A.06 and 303A.07.  Non-U.S. companies have been required to comply with Rule 303A.06 beginning July 31, 2005 but are not required to comply with Rule 303A.07.  Since July 31, 2005, we have complied with the independence and the functional requirements of Rule 303A.06.  As required by the Sarbanes-Oxley Act (“SOX”) and the NYSE corporate governance rules, on June 29, 2005, Enersis’ Board of Directors created an Audit Committee, composed of three directors who were also members of the Board.  As previously mentioned, this Audit Committee was merged into the Directors’ Committee in April 2010.  As required by the Company’s bylaws, the members of Directors’ Committee, composed of three members of the Board, should comply with Chilean law, as well as with the criteria and requirements of independence prescribed by SOX, the SEC and the NYSE.  As of December 31, 2011, our Directors’ Committee was composed of three independent directors, all of whom met both the independence criteria of Chilean law and NYSE.

Our Directors’ Committee performs the following functions:

•                  review of Financial Statements and the Reports of the External Auditors prior to their submission to shareholders’ approval;

•                  formulation of the proposal to the Board of Directors for the selection of external auditors and private rating agencies;

•                  review of information related to operations by the Company with related parties and/or related to operations in which the Company’s Board members or relevant Executive Officers, their spouses or relatives, and/or legal entities in which Board members or relevant executive officers have worked in the last 18 months, either directly or indirectly;

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

As of December 31, 2011, Messrs. Leonidas Vial, Rafael Fernández and Hernán Somerville (Chairman) were members of this committee, all of whom satisfied the independence requirements of the NYSE.

Corporate Governance Guidelines

The NYSE’s corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines.  Although Chilean law does not provide for this practice (except for the Manual), the Company has adopted the codes of conduct described above, and at its ESM held in March 2006, approved the inclusion of articles in its bylaws that govern the creation, composition, attributions, functions and compensation of the Directors’ Committee and the Audit Committee.

In order to comply with the new requirements of Law 20,382, which amended the Chilean Companies Act, at the ESM of April 22, 2010, the shareholders of the Company approved amendments to the Company’s bylaws, including amendments providing for the merger of the Directors’ and Audit Committees.  The Directors’ Committee is currently composed of three members that comply with the SOX independence requirements and the NYSE corporate governance rules.  The members of this merged Committee are Messrs. Hernán Somerville S., Leonidas Vial E. and Rafael Fernández M.  The Committee includes among its functions the duties previously performed by the Audit Committee.

D.            Employees.

The following table provides the total number of full time employees at the Company and its subsidiaries for the past three fiscal years:

Company	2009	2010	2011
In Argentina
Endesa Costanera	281	354	366
El Chocón	51	50	49
Edesur	2,606	2,611	2,831
Other businesses (1)	151	100	—
Total full time personnel in Argentina	3,089	3,115	3,246

In Brazil
Cachoeira Dourada	66	65	69
Endesa Fortaleza	69	63	72
CIEN (2)	63	64	60
Ampla (3)	1,233	1,224	1,208
Coelce	1,201	1,290	1,308
Endesa Brasil	41	40	47
Other businesses (1)	233	170	—
Total full time personnel in Brazil	2,906	2,916	2,764

In Chile
Endesa Chile	595	599	1,003
Pehuenche	3	3	3
Celta	1	1	1
Ingendesa (4)	417	400	3
Túnel El Melón	16	16	16
GasAtacama (5)	96	94	94
HidroAysén (5)	29	24	35
Consorcio Ara—Ingendesa (5)	15	14	—
Enersis	301	303	317
Chilectra (6)	731	719	712
ICT Servicios Informáticos	—	100	106
Other businesses (7)	851	654	35
Total full time personnel in Chile	3,055	2,927	2,325

In Colombia
Emgesa	415	430	441
Codensa	896	966	981
EEC (5)	119	115	116
Other businesses(1)	208	133	—
Total full time personnel in Colombia	1,638	1,644	1,538

In Peru
Edegel	224	228	230
Edelnor	577	525	503
Other businesses(1)	134	115	—
Total full time personnel in Peru	935	868	733

Total full time personnel of Enersis and Subsidiaries	11,623	11,470	10,606

(1) Includes CAM and Synapsis.  During 2011, CAM and Synapsis were sold.

(2) Includes employees of TESA and CTM who work in Argentina.

(3) Includes En—Brasil Comercio e Serviços S.A.

(4) Includes employees of Ingendesa Brasil who work in Brazil.  During 2011 Ingendesa employees were transferred to Endesa Chile.

(5) Jointly controlled companies; includes personnel on a proportional basis.

(6) Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.

(7) Includes CAM, Synapsis and IMV.  During 2011, CAM and Synapsis were sold.

The following table provides the total temporary employees at the Company and its subsidiaries for the past three fiscal years:

Company	2009	2010	2011	Average 2011
In Argentina
Endesa Costanera	—	22	55	39.9
El Chocón	—	—	3	3.0
Edesur	22	16	18	17.2
Other businesses (1)	1	1	0	0.2
Total temporary personnel in Argentina	23	39	76	60.3

In Brazil
Cachoeira Dourada	—	—	—	—
Endesa Fortaleza	1	—	—	—
CIEN (2)	1	1	1	1.0
Ampla (3)	2	—	—	—
Coelce	97	18	1	2.2
Endesa Brasil	—	—	—	—
Other businesses (1)	17	11	—	1.7
Total temporary personnel in Brazil	118	30	2	4.9

In Chile
Endesa Chile	3	4	74	38.3
Pehuenche	—	—	—	—
Celta	—	—	—	—
Ingendesa (4)	170	103	—	61.7
Túnel El Melón	—	—	—	—
GasAtacama (5)	—	—	—	—
HidroAysén (5)	—	—	—	—
Consorcio Ara—Ingendesa (5)	—	—	—	5.6
Enersis	—	6	1	2.9
Chilectra (6)	—	—	—	—
ICT Servicios Informáticos	—	—	—	—
Other businesses (7)	5	14	—	9.9
Total temporary personnel in Chile	178	127	75	118.4

In Colombia
Emgesa	—	14	57	37.3
Codensa	2	2	4	4.7
EEC (5)	—	—	—	—
Other businesses(1)	276	311	—	49.3
Total temporary personnel in Colombia	278	327	61	91.3

In Peru
Edegel	15	16	17	13.9
Edelnor	18	28	47	39.2
Other businesses(1)	217	227	—	35.1
Total temporary personnel in Peru	250	271	64	88.2

Total temporary personnel of Enersis and Subsidiaries	847	794	278	363.1

(1) Includes CAM and Synapsis.  During 2011, CAM and Synapsis were sold.

(2) Includes TESA and CTM.

(3) Includes En—Brasil Comercio e Serviços S.A.

(4) Includes employees of Ingendesa Brasil who work in Brazil.  During 2011 Ingendesa employees were transferred to Endesa Chile.

(5) Jointly controlled companies; includes personnel on a proportional basis.

(6) Includes Luz Andes S.A. and Empresa Eléctrica de Colina S.A.

(7) Includes CAM, Synapsis and IMV.  During 2011, CAM and Synapsis were sold.

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

Enersis has two collective agreements, both signed during 2011, which will be in force until July and December 2015.  Chilectra has five collective agreements, all of them signed in December 2008, which expire in December 2012.  Empresa Eléctrica de Colina has one collective agreement, signed in 2011, which expires in October 2015.  ICT has one agreement, signed in 2011, which expires in December 2015.  Endesa Chile has collective agreements with nine different unions, five of them signed during 2011, which expire between 2012 and 2015.  Three of these nine contracts were carried over from Ingendesa.

Argentina

Edesur has two collective agreements signed in April 2011, which expire in March 2014.  El Chocón has two collective agreements, one signed during 2011, which expire in December 2016, and another which is still pending.  Endesa Costanera has two collective agreements, which are still pending.

Brazil

Ampla has three bargaining agreements, signed during 2011, which will expire between September 2012 and September 2013.  Coelce has one agreement, signed in 2010 which will expire in October 2012.  CIEN has two agreements, signed in 2011, which expire in September 2012 and April 2013.  Cachoeira Dourada has two agreements which expire in September 2012, and one of them was signed during 2011.  Endesa Fortaleza has two agreements, both signed in 2011, which expire in September 2012 and April 2013.  Under Brazilian law, collective bargaining agreements cannot last for more than two years.

Colombia

Codensa and Emgesa, each have one collective agreement, both signed during 2011which will be in force until December 2014.  EEC’s collective agreement is still pending.

Peru

Edelnor has four collective agreements which were signed in 2009 and expire in December 2012.  Edegel has one agreement, signed in 2009, which expires in 2013.

Management believes Enersis’ relationship with trade unions is positive.

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

Item 7.         Major Shareholders and Related Party Transactions

A.                                    Major Shareholders.

Enersis has only one class of capital stock and Endesa Spain, our controlling shareholder, has no different voting rights than Enersis’ other shareholders.  As of February 29, 2012, our 32,651,166,465 shares of common stock outstanding were held by 7,455 stockholders of record.  There were seven record holders in the United States of America as of such date.

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

As of February 29, 2012, Endesa Spain beneficially owned 60.6% of the shares of Enersis. Chilean private pension funds, “Administradoras de Fondos de Pensiones,” or AFPs, owned 13.0% in the aggregate. Chilean stockbrokers, mutual funds, insurance companies, foreign equity funds, and other Chilean institutional investors collectively held 10.9 % of our equity.  ADR holders owned 12.2% of the equity.  The remaining 3.3% was held by 7,262 minority shareholders.

The following table sets forth certain information concerning ownership of the common stock as of February 29, 2012 with respect to each stockholder known to us to own more than 5% of the outstanding shares of common stock:

	Number of Shares Owned	Percentage of Shares Outstanding
Endesa Spain (1)	19,794,583,473	60.6%

(1)                                 Endesa Spain’s 60.6% interest is held through Endesa Latinoamérica.

Since June 25, 2009, Enel has been the ultimate controlling shareholder of Enersis by virtue of its 92.1% shareholding in Endesa Spain.  Enel is a publicly-traded company headquartered in Italy, primarily engaged in the energy sector, with presence in 40 countries worldwide, and has over 97,000 MW of net installed capacity.  It provides service to more than 61 million clients through its electricity and gas businesses.

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

If an operation is not in compliance with Article 146, this would not affect the operation’s validity, but the company or shareholders may demand compensation from the individual associated with the infringement as provided under law, and to reparation for damages.  It is our policy that all cash inflows and outflows of our Chilean subsidiaries be managed through our centralized cash management policy. It is a common practice in Chile to transfer surplus funds from one company to another affiliate that has a cash deficit.  These operations are carried out through either short—term loans or through structured inter—company loans.  Under Chilean laws and regulations, such transactions must be carried out on an arm’s—length basis.  Our centralized cash management is more efficient for both financial and tax reasons.  All of these operations are subject to the supervision of our Directors’ Committee.  As of December 2011, these operations were priced at TIP (a Chilean variable interest rate) + 0.05% per month.

In other countries in which we do business, these inter—company transactions are permitted, but they have adverse tax consequences.  Accordingly, we do not similarly manage the cash flows of our non-Chilean subsidiaries.

Our subsidiary, Endesa Chile, has made structured loans to its related parties in Chile, primarily to finance projects. As of December 31, 2011, the outstanding net balance for such loans was $ 38.5 million, at an interest rate of 7.5%.  The largest amounts outstanding during 2011 and 2010 were $ 75 million and $ 256 million respectively.  For the two-year period ending December 31, 2011, Endesa Chile has granted only one loan to a foreign subsidiary, Endesa Costanera, at a spread of 5.5% over LIBOR.  The outstanding balance of this loan was $ 7.1 million as of December 31, 2011.  The largest amount outstanding during 2011 and 2010 for such loan was also $ 7.1 million.

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

For detailed information as of December 31, 2011 on the status of the material pending lawsuits that have been filed against the Company or its subsidiaries, please refer to Note 22.2 of our Consolidated Financial Statements.  Since 2009, in relation to the legal proceedings reported in the Notes to the Consolidated Financial Statements, the Company decided to use the criteria of disclosing lawsuits above a minimum threshold of $ 20 million of potential impact to Enersis, and, in some cases, qualitative criteria according to the materiality of the impact in the conduct of our business.  The lawsuits status includes a general description, the process status and the estimate of the amount involved in each lawsuit.

Dividend Policy

The Board generally establishes a definitive dividend payable each year, and attributable to the prior year, which cannot be less than the legal minimum of 30% of annual net income before negative goodwill amortization.  As agreed at a meeting held on February 29, 2012, the Board of Directors will propose to the OSM that is expected to be held on April 26, 2012, the payment of a definitive dividend of Ch$ 5.7497 per share for fiscal year 2011, equivalent to a payout ratio of 50% (based on annual net income before negative goodwill amortization).  The provisional dividend of Ch $ 1.4656 per share paid in January 2012 was deducted from the definitive dividend to be paid on May 10, 2012, as agreed by the OSM.

The Board of Directors also approved a dividend policy for fiscal year 2012, according to which a provisional dividend will be paid to stockholders equal to 15% of the net income accumulated through September 30, 2012.  The Board of Directors will propose a definitive dividend payout equal to 50% of the annual net income for fiscal year 2012.  Actual dividend payments will be subject to net profits obtained in each period, as well as to expectations of future profit levels and other conditions that may exist at the time of such dividend declaration.  The fulfillment of the aforementioned dividend policy will depend on actual 2012 net income.  The proposed dividend policy is subject to the Board of Director’s prerogative to change the amount and timing of the dividend under the circumstances at the time of the payment.

Currently, there are no restrictions on the ability of Enersis or any of its subsidiaries to pay dividends, other than certain legal restriction of limiting the amount of dividend distributions and in the event of specific circumstances under certain credit agreements, such as: Endesa Costanera, El Chocón, CIEN and Endesa Fortaleza may not pay dividends unless they comply with certain financial covenants.  In general terms, companies may not pay dividends in case of default on credit agreements. (See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources” for further detail on Enersis debt instruments).

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

Year	Nominal Ch$(1)	$ per ADS (2)

2007	5.42	0.43
2008	4.95	0.39
2009	7.02	0.69
2010	4.64	0.50
2011	7.45	0.72

(1)         This chart details dividends paid in a given year, and not the dividends accrued on that year.  These dividends may have been accrued the prior year or the same year in which they were paid.  These amounts do not reflect reduction for any applicable Chilean withholding tax.

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

B.                                    Significant Changes.

None.

Item 9.         The Offer and Listing

A.                                    Offer and Listing Details.

Market Price and Volume Information

The shares of our common stock currently trade on Chilean, United States and Spanish exchanges.  Transactions in Chile take place on three exchanges: the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange.  During 2011, volume traded on the Santiago Stock Exchange amounted to 4,341,597,832 shares.

Shares of our common stock have traded in the United States on the New York Stock Exchange (NYSE) since October 1993 in the form of ADS, under the ticker symbol “ENI.”  Each ADS represents 50 shares of common stock, with the ADS in turn evidenced by American Depositary Receipts (ADRs).  The ADRs are outstanding under the Second Amended and Restated Deposit Agreement dated as of September 30, 2010 among us, Citibank, N.A. as Depositary Bank, and the holders from time to time of ADRs issued thereunder.  Only persons in whose names ADRs are registered on the books of the Depositary are treated by the Depositary as owners of ADRs.

As of February 29, 2012, ADRs evidencing 78,716,604 ADS (equivalent to 3,985,830,200 common shares) were outstanding, representing 12.6% of the total number of outstanding shares.  It is not practicable for the Company to determine the proportion of ADS beneficially owned by U.S. final beneficial holders.  The ADS closed at $ 17.63 on the last trading day on the NYSE in 2011.

The table below shows, for the periods indicated, high and low closing prices in pesos on the Santiago Stock Exchange and high and low closing prices of the ADS in dollars as reported by the NYSE.

	Santiago Stock Exchange (1)		NYSE (2)
	Chilean Pesos per share		$ per ADS
	High	Low	High	Low
2012	195.90	171.50	20 4/9	17 3/7
February	195.90	175.50	20 4/9	18 2/9
January	184.01	171.50	18 1/3	17 3/7

2011	221.10	169.00	23 1/2	15 4/5
December	188.90	176.00	18 2/7	16 3/4
November	200.00	173.00	20 2/9	16 4/7
October	200.00	169.00	20 1/3	15 4/5
September	187.01	170.60	20 3/7	16 1/2
4th Quarter	200.00	169.00	20 1/3	15 4/5
3rd Quarter	217.50	170.01	23 1/2	16 1/2
2nd Quarter	219.30	192.00	23 1/3	20 1/3
1st Quarter	221.10	180.00	23 2/5	18 7/8

2010	245.00	195.00	25 3/8	17 7/9
4th Quarter	244.00	213.02	25 3/8	22 4/9
3rd Quarter	239.11	212.00	24 1/7	19 5/8
2nd Quarter	223.00	195.00	21	17 7/9
1st Quarter	245.00	207.99	23 7/8	19 1/3

2009	231.50	162.50	23	12 3/4

2008	194.80	110.00	20 1/4	10 1/8

2007	215.00	157.00	20 1/2	14 1/3

(1)         Source: Santiago Stock Exchange.

(2)         Source: NYSE.  One ADS = 50 shares of common stock.

B.            Plan of Distribution.

Not applicable.

C.                                    Markets.

In Chile, the Company’s stock is traded on three stock exchanges.  The largest exchange in the country, the Santiago Stock Exchange, was established in 1893 as a private company.  Its equity consists of 48 shares held by 45 stockholders as of the date of this Report.  As of December 31, 2011, 229 companies had shares listed on the Santiago Stock Exchange.  For the year ended 2011, the Santiago Stock Exchange accounted for 85.6% of Enersis’ total equity traded in Chile.  In addition, approximately 14.0% of Enersis’ equity trading was conducted on the Electronic Exchange, an electronic trading market that was created by banks and non-member brokerage houses, and 0.4% was traded on the Valparaíso Exchange.

Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and dollars are traded on the Santiago Stock Exchange.  The Santiago Stock Exchange also trades dollar futures and stock index futures.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day from 9:30 a.m. to 4:00 p.m., during local standard time, and from 9:30 a.m. to 5:00 p.m. during daylight savings time, which differs from New York City time by up to two hours, depending on the season. The Santiago Stock Exchange has an electronic trading system called Telepregón, which operates continuously from 9:30 a.m. to 4:00 p.m. during local standard time, and from 9:00 a.m. to 5:00 p.m. during daylight savings time, on each business day.  During local standard time, electronic auctions may be conducted four times a day, at 10:30 a.m., 11:30 a.m., 1:30 p.m., and 3:30 p.m.  During daylight savings time there is an additional electronic auction at 4:30 p.m.  More than 99% of the auctions and transactions take place electronically.

There are two share price indexes on the Santiago Stock Exchange, the General Shares Price Index, or IGPA, and the Selected Shares Price Index, or IPSA.  The IGPA is calculated using the prices of shares that are traded at least 5% of the trading days of a year, with a total annual transactions exceeding UF 10,000 ($ 0.43 million as of December 31, 2011) and a free float of at least 5%.  The IPSA is calculated using the prices of the 40 shares with higher amounts traded, on a quarterly basis, with market capitalization above $ 200 million and a free float at least 5%. The shares included in the IPSA and IGPA are weighted according to the weighted value of the shares traded.  Enersis has been included in the IPSA since the last quarter of 1988, while Endesa Chile has been included since its privatization process in 1987.

Shares of Enersis were first listed and began trading on the Bolsa de Valores Latinoamericanos de la Bolsa de Madrid, or Latibex, as of December 2001, under the ticker symbol “XENI”.  Until April 2011, the trading unit represented 50 common shares (the same unit conversion of 50:1 as an ADS), but since May 2011 the equivalence changed to a 1:1 ratio.  Santander Investment S.A. acts as the liaison entity, and the Banco Santander-Chile as the Depositary Bank in Chile.  Trading of our shares on the Latibex during 2011 amounted to approximately 15.7 million units, which in turn was equivalent to € 4.5 million.  The stock closed at € 0.26 on the last 2011 trading day.

Of the total amount of equity volume traded during 2011, the percentage traded per market is as follows:

	Percentage of equity traded in %
	Enersis	Endesa Chile
Market
United States (1)	58.8%	38.8%
Chile (2)	41.0%	61.0%
Spain (3)	0.1%	0.2%
Total	100%	100%

(1)         Includes NYSE and over-the-counter trading.

(2)         Includes Santiago Stock Exchange, Electronic Exchange and Valparaíso Exchange.

(3)         Latibex.

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

General

Shareholders’ rights in Chilean companies are governed by the company’s bylaws, which serve the same purpose as the articles or certificate of incorporation and the bylaws of a company incorporated in the United States, and by Law 18,046 (the Chilean Companies Act).  In addition, D.L. 3500, or the Pension Funds’ System Law, which permits the investment by Chilean pension funds in stock of qualified companies, indirectly affects corporate governance and prescribes certain rights of shareholders.  In accordance with the Chilean Companies Act, legal actions by shareholders to enforce their rights as shareholders of the company must be brought in Chile in arbitration proceedings or, at the option of the plaintiff, before Chilean courts.  Members of the board of directors, managers, officers and principal executives of the company, or shareholders that individually own shares with a book value or stock value higher that UF 5,000 ($ 214,696 as of December 31, 2011) do not have the option to bring the procedure to the courts.

The Chilean securities markets are principally regulated by the Superintendency of Securities and Insurance, or SVS, under Law 18,045 (the Securities Market Law) and the Chilean Companies Act.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  The Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.  The Chilean Companies Act and the Securities Market Law, both as amended, provide rules regarding takeovers, tender offers, transactions with related parties, qualified majorities, share repurchases, directors’ committee, independent directors, stock options and derivative actions.

Public Register

Enersis is a publicly held stock corporation incorporated under the laws of Chile.  Enersis was constituted by public deed issued on June 19, 1981 by the Santiago Notary Public, Mr. Patricio Zaldívar M.  Its existence was approved by SVS Resolution 409-S of July 17, 1981 and it was registered on July 21, 1981 in the Commercial Registrar (Registro de Comercio del Conservador de Bienes Raíces y Comercio de Santiago), on pages 13099 No. 7269.  Enersis is registered with the SVS and its entry number is 0175. Enersis is also registered with the United States Securities and Exchange Commission and its commission file number is 001-12440.

Reporting Requirements Regarding Acquisition or Sale of Shares

Under Article 12 of the Securities Market Law and General Rule 269 of the SVS, certain information regarding transactions in shares of a publicly held stock corporation or in contracts or securities whose price or results depend on or are conditioned in whole or in part on the price of such shares must be reported to the SVS and the Chilean stock exchanges.  Since American Depositary Shares (ADS) are deemed to represent the shares of common stock underlying the American Depositary Receipts (ADRs), transactions in ADRs will be subject to these reporting requirements and those established in Circular 1375 of the SVS.  Shareholders of publicly held stock corporations are required to report to the SVS and the Chilean stock exchanges:

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

The compensation of the directors is set annually at the OSM.  See “Item 6. Directors, Senior Management and Employees — B. Compensation.”

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

Under Chilean law, the rights of holders of stock of the Company may only be changed by an amendment to the bylaws that comply with the requirements explained below under “Item 10. Additional Information — B. Memorandum and Articles of Association. — Shareholders’ Meetings and Voting Rights.”

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

As of December 31, 2011, the subscribed and fully paid capital of the Company totaled Ch$ 2,825 billion and consisted of 32,651,166,465 shares.

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

•                  inclusion in the bylaws of the right to purchase shares from minority shareholders, when the controlling shareholders reaches 95% of the company’s shares by means of a tender offer for all of the company’s shares, where at least 15% of the shares have been acquired from unrelated shareholders;

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

Dividends and Liquidation Rights

According to the Chilean Companies Act, unless otherwise decided by unanimous vote of its issued shares eligible to vote, all companies must distribute a cash dividend in an amount equal to at least 30% of their consolidated net income, before amortization and negative goodwill for each year (calculated according to the local accounting rules applicable to the Company when preparing financial statements to be submitted to the SVS), unless and except to the extent the Company has carried forward losses.  The law provides that the board of directors must agree to the dividend policy and inform such policy to the shareholders at the OSM.

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

Registrations and Transfers

Shares issued by Enersis are registered with an administrative agent named DCV Registros S.A.  This entity is responsible for Enersis’ shareholders registry as well.  In case of jointly owned shares, an attorney-in-fact must be appointed to represent the joint owners in dealing with Enersis.

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

As of April 19, 2001, Chapter XXVI was eliminated and new investments in ADRs by non-residents of Chile are now governed instead by Chapter XIV of the Compendium.  This change was made with the purpose of simplifying and facilitating the flow of capital to and from Chile.  As a result of the elimination of Chapter XXVI, access to the Formal Exchange Market is no longer assured.  However, because our Foreign Investment Contract was entered into pursuant to Chapter XXVI, the principles of Chapter XXVI still apply to its terms.  Foreign investors who have purchased their shares under a Foreign Investment Contract pursuant to Chapter XXVI continue to have access to the Formal Exchange Market for the purpose of converting pesos to dollars and repatriating from Chile amounts received with respect to the deposited shares of common stock or shares of common stock withdrawn from deposit on surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and any rights with respect thereto).  However, foreign investors who have not deposited the shares of common stock into our ADS facility will not have the benefits of our Foreign Investment Contract with the Central Bank but instead will be subject to the normal foreign investment rules.

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

Taxation of Shares and ADS

Taxation of Cash Dividends and Property Distributions

General Rule: Cash dividends paid with respect to the shares or ADS held by a foreign holder will be subject to a 35% Chilean withholding tax, which is withheld and paid by the company.  A credit against the Chilean withholding tax is available based on the level of corporate income tax actually paid by the company on the income to be distributed; however, this credit does not reduce the Chilean withholding tax on a one-to-one basis because it also increases, by the same amount, the basis upon which the Chilean withholding tax is imposed.  In addition, if the company distributes less than all of its distributable income, the credit for the Chilean corporate income tax paid by the company is proportionately reduced.  Since January 1, 2004, the Chilean corporate tax rate has been 17% (except for a temporary rate increase for 2011 and 2012 in connection with the financing of the 2010 earthquake reconstruction).  The example below illustrates the effective Chilean withholding tax burden on a cash dividend received by a foreign holder, assuming a Chilean withholding tax rate of 35%, an effective Chilean corporate income tax rate of 17% and a distribution of 50% of the net income of the company distributable after payment of the Chilean corporate income tax:

Line	Concept and calculation assumptions	Amount
1	Company taxable income (based on Line 1 = 100)	100.0
2	Chilean corporate income tax : 17% x Line 1	17.0
3	Net distributable income: Line 1 — Line 2	83.0
4	Dividend distributed (50% of net distributable income): 50% of Line 3	41.5
5	Withholding tax: (35% of (the sum of Line 4 and 50% of Line 2))	(17.5)
6	Credit for 50% of Chilean corporate income tax : 50% x Line 2	8.5
7	Net withholding tax : Line 5 + Line 6	(9.0)
8	Net dividend received: Line 4 - Line 7	32.5
9	Effective dividend withholding rate : Line 7 / Line 4	21.69%

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

The Chilean Income Tax Law was amended in July 2010, as part of the fiscal financing of the 2010 earthquake reconstruction, to provide for the following corporate tax rates: 17.0% for 2010, 20.0% for 2011, 18.5% for 2012 and a return to the 17.0% rate as of 2013.  As discussed above, the corporate income tax is a credit against the withholding tax rate applicable on cash dividends received by a foreign holder.

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

•                  a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more U.S. persons have the authority to control all substantial decisions of the trust.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (PFIC) for U.S. federal income tax purposes for our 2011 taxable year.  However, because PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, and because it is unclear whether certain types of our income constitute passive income for PFIC purposes, there can be no assurance that we will not be considered a PFIC for any taxable year.  If we were a PFIC for 2011 or for any prior or future taxable year during which you held shares or ADS, certain adverse consequences could apply to you, including the imposition of higher amounts of tax than would otherwise apply, and additional filing requirements.  You should consult your tax advisors regarding the consequences to you if we were a PFIC, as well as the availability and advisability of making any election, which may mitigate the adverse consequences of PFIC status.

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

Legislation enacted in 2010 requires certain U.S. Holders to report to the Internal Revenue Service information with respect to their investment in shares or, it is assumed, ADS not held through a custodial account with a U.S. financial institution.  Investors who fail to report required information could become subject to substantial penalties and/or extended statute of limitations.

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

Item 11.                          Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to risks arising from changes in commodity prices, interest rates and foreign exchange rates. The Company’s Board of Directors approves risk management policies at all levels.

Commodity Price Risk

In our electricity generation business, we are exposed to market risks arising from the price volatility of electricity, natural gas, diesel oil, and coal.  Natural gas is used in some of our power plants in South America.  We seek to ensure our supply of this fuel by securing long-term contracts with our suppliers for terms that are expected to match the lifetime of our generation assets.  These contracts generally have provisions that allow us to purchase gas at market prices prevailing at the time the purchase occurs. As of December 31, 2011, 2010 and 2009, we did not hold any contracts classified as derivative financial instruments, financial instruments, or derivative commodity instruments related to natural gas.

In the countries where we operate using coal and diesel oil, the dispatch mechanism allows the thermal power plants to cover their operational costs.  However, under certain circumstances, fuel price fluctuations might affect marginal costs.  We transfer commodity prices variations to the sale contract prices according to indexing formulas but only to the degree that this is possible in our different markets.  Because of the drought in Chile and the Brent price volatility, the company decided to hedge this risk with call options in order to set a ceiling on the price of this commodity for the period April to July 2011.As of December 31, 2011, 2010 and 2009, we did not hold any contracts classified as derivative financial instruments, financial instruments or derivative commodity instruments related either to coal or to diesel oil.

Additionally, through adequate commercial risk mitigation policies, and a hydro-thermal power plant mix, we seek to naturally protect our operating income from electricity price volatility.  As of December 31, 2011, 2010 and 2009, we did not hold electricity price-sensitive instruments.

The Company is permanently analyzing ways for hedging commodity price risk.

Interest Rate and Foreign Currency Risk

The recorded values of our financial debt as of December 31, 2011, are detailed below, according to maturity.  Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	1	0	0	0	0	0	1	1
Weighted average interest rate	6.3%	—	—	—	—	—	6.3%	—
	$52,152	225,283	206,136	126,436	154,234	205,823	970,064	1,257,376
Weighted average interest rate	7.0%	8.8%	7.7%	8.9%	7.6%	8.0%	8.1%
Other currencies (2)	93,036	70,681	70,434	34,831	25,146	285,655	579,783	646,471
Weighted average interest rate	11.4%	8.3%	8.1%	7.3%	7.5%	9.0%	9.0%
Total Fixed Rate	145,189	295,964	276,570	161,266	179,380	491,478	1,549,847	1,903,848
Weighted average interest rate	9.8%	8.7%	7.8%	8.5%	7.6%	8.6%	8.5%

Variable Rate
Chilean $ /UF	39,945	9,490	9,823	10,171	9,057	388,148	466,635	618,179
Weighted average interest rate	10.7%	10.9%	10.9%	10.9%	10.8%	9.0%	9.3%
	$35,455	24,018	122,548	20,494	19,399	38,123	260,037	260,037
Weighted average interest rate	3.9%	6.8%	2.3%	3.4%	3.0%	3.3%	3.2%
Other currencies (2)	349,360	142,042	207,943	122,956	123,382	414,809	1,360,493	1,428,566
Weighted average interest rate	11.1%	12.8%	9.9%	10.3%	10.5%	9.8%	10.6%
Total Variable Rate	424,760	175,550	340,314	153,622	151,838	841,080	2,087,165	2,306,781
Weighted average interest rate	10.4%	11.9%	7.2%	9.4%	9.6%	9.2%	9.4%

TOTAL	569,949	471,514	616,883	314,888	331,219	1,332,558	3,637,012	4,210,630

(1)             As of December 31, 2011, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)             “Other currencies” includes the Euro, reais, Colombian pesos, Argentine pesos and soles.

The recorded values of our financial debt as of December 31, 2010, are detailed below, according to maturity. Total values do not include the effect of derivatives.

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (1)
	(in millions of Ch$)
Fixed Rate
Chilean $ /UF	0	0	0	0	0	0	0	0
Weighted average interest rate	—	—	—	—	—	—	—	—
US$	46,209	29,589	202,957	185,819	113,977	316,583	895,134	1,154,196
Weighted average interest rate	6.9%	6.8%	8.8%	7.7%	8.9%	7.5%	8.0%
Other currencies (2)	127,593	65,162	73,120	59,268	25,222	46,682	397,047	414,620
Weighted average interest rate	6.6%	8.5%	6.4%	7.7%	6.9%	7.0%	7.1%
Total Fixed Rate	173,802	94,751	276,078	245,087	139,199	363,264	1,292,181	1,568,816
Weighted average interest rate	6.7%	7.9%	8.2%	7.7%	8.5%	7.5%	7.7%

Variable Rate
Chilean $ /UF	10,023	9,478	10,099	10,419	11,076	408,013	459,108	205,877
Weighted average interest rate	8.4%	8.5%	8.5%	8.5%	8.5%	7.1%	7.3%
US$	50,724	37,896	10,795	104,147	16,459	38,856	258,878	258,600
Weighted average interest rate	3.3%	3.2%	2.6%	1.8%	2.8%	2.8%	2.6%
Other currencies (2)	356,945	335,415	146,244	135,537	74,595	318,636	1,367,372	1,433,744
Weighted average interest rate	10.2%	10.2%	10.3%	11.7%	8.2%	7.6%	9.6%
Total Variable Rate	417,692	382,789	167,138	250,103	102,130	765,505	2,085,357	1,898,221
Weighted average interest rate	9.3%	9.5%	9.7%	7.4%	7.4%	7.1%	8.2%

TOTAL	591,494	477,540	443,216	495,190	241,329	1,128,770	3,377,538	3,467,037

(1)             As of December 31, 2010, fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(2)              “Other currencies” includes the Euro, reais, Colombian pesos, Argentine pesos and soles.

Interest Rate Risk

At December 31, 2010 and 2011, 48.6% and 38.1%, respectively, of our outstanding net debt obligations were subject to floating interest rates.

We manage interest rate risk by maintaining a mixture of both variable and fixed rate debt, according to the policy approved by the Board of Directors. Additionally, we manage interest rate risk through the use of interest rate derivatives. The above percentages include the effect of interest rate derivatives (swaps or collars) that hedge part of our debt.

As of December 31, 2011 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our interest rate risk exposure are as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
Variable to fixed rates	10,781	7,126	125,248	6,894	5,293	8,368	163,709	(4,386)
Fixed to variable rates	—	—	—	—	—	—	—	—
TOTAL	10,781	7,126	125,248	6,894	5,293	8,368	163,709	(4,386)

(1)         Calculated based on the Observed Exchange Rate as of December 31, 2011, which was Ch$ 519.20 = $ 1.00.

(2)         Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

By comparison, as of December 31, 2010 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge for our interest rate risk exposure was as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
Variable to fixed rates	21,056	8,786	4,627	295,687	3,752	5,959	339,867	21,257
Fixed to variable rates	—	—	—	272,885	—	203,222	476,107	(232,551)
TOTAL	21,056	8,786	4,627	568,572	3,752	209,181	815,974	(211,294)

(1)         Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.

(2)         Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

Foreign Currency Risk

We are exposed to foreign currency risk arising from debt denominated in dollars, Chilean pesos and other currencies.  Some of our subsidiaries have a natural hedge between their revenues and the currency of their debt. For example, in the case of our subsidiary Codensa, in Colombia, revenues and debt are linked to the Colombian peso.  In other cases, we do not have this natural hedge, and therefore we try to manage this exposure with currency derivatives, such as dollar/UF exchange and dollar/local currency derivatives.  However, this is not always possible because of market conditions.  For example, in the case of Endesa Costanera in Argentina, its revenues are linked to the Argentine peso and a substantial part of its debt is denominated in dollars, with no possibility of obtaining reasonable terms to hedge for this debt.

Our corporate currency risk policy has been in effect since 2004. This policy considers the level of operating cash flows of each country that is indexed to the dollar and seeks a hedge with liabilities in the same currency. As of December 31, 2011 the recorded values for financial accounting purposes and the corresponding fair value of the instruments that hedge our foreign exchange risk are as follows:

	Expected Maturity Date
As of December 31,	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value(2)
	(in millions of Ch$) (1)
UF to $	—	—	205,419	—	—	—	205,419	9,054
$ to Ch$/UF	—	—	283,549	—	211,164	—	494,712	(204,519)
$ to Other currencies (3)	5,814	1,766	1,892	2,027	—	—	11,499	(7,188)
Other currencies to $ (4)			4,558				4,558	265
TOTAL	5,814	1,766	495,418	2,027	211,164		716,188

(1)         Calculated based on the Observed Exchange Rate as of December 31, 2011, which was Ch$ 519.20 = $ 1.00.

(2)         Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(3)         Other currencies include the reais.

(4)         Includes a soles to dollars hedge for Edegel (Chinango).

By comparison, as of December 31, 2010 the recorded values for financial accounting purposes and the corresponding fair values of the instruments that hedge for our interest rate risk was as follows:

	Expected Maturity Date
As of December 31,	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value (2)
	(in millions of Ch$) (1)
UF to $	—	—	—	185,166	—	—	185,166	24,971
$ to Ch$/UF	—	—	—	272,885	—	203,222	476,107	(232,551)
$ to Other currencies (3)	12,386	5,909	1,794	1,923	2,060	—	24,072	(11,592)
TOTAL	12,386	5,909	1,794	459,974	2,060	203,222	685,345	(219,172)

(1)         Calculated based on the Observed Exchange Rate as of December 31, 2010, which was Ch$ 468.01 = $ 1.00.

(2)        Fair value was calculated based on the discounted value of future cash flows expected to be paid (or received), considering current discount rates that reflect the different risks involved.

(3)         Other currencies include reais, Argentine pesos and soles.

(d)                             Safe Harbor

The information in this “Item 11.  Quantitative and Qualitative Disclosures About Market Risk,” contains information that may constitute forward-looking statements.  See “Forward-Looking Statements” in the Introduction of this Report for safe harbor provisions.

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

D.                                    American Depositary Shares.

Depositary Fees and Charges

The Company’s ADS program is administered by Citibank, N.A., as Depositary.  Under the terms of the Deposit Agreement, an ADS holder may have to pay the following service fees to the Depositary:

Service Fees	Fees
(1) Issuance of ADS upon deposit of Shares	Up to $5.00 per 100 ADS (or fraction thereof) issued.
(2) Delivery of deposited securities against surrender of ADS	Up to $5.00 per 100 ADS (or fraction thereof) surrendered.
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to $5.00 per 100 ADS (or fraction thereof) held.
(4) Distribution of ADS pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADS	Up to $5.00 per 100 ADS (or fraction thereof) held.
(5) Distribution of securities other than ADS or rights to purchase additional ADS (i.e., spin—off of shares)	Up to $5.00 per 100 ADS (or fraction thereof) held.
(6) Depositary services	Up to $5.00 per 100 ADS (or fraction thereof) held on the applicable record date(s) established by the Depositary.

Depositary Payments for Fiscal Year 2011

The Depositary has agreed to reimburse certain expenses related to the Company’s ADS program and incurred by the Company in connection with the program.  In 2011, the Depositary reimbursed expenses related to Investor Relations’ activities for a total amount of $ 514,658.34.

PART II

Item 13.                            Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.                            Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                            Controls and Procedures

(a) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in Rules 13 (a) -15 (e) and 15 (d) -15 (e) under the Exchange Act) for the year ended December 31, 2011.

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

Management assessed the effectiveness of its internal control over financial reporting for the year ended December 31, 2011.  The assessment was based on criteria established in the “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on the assessment, Enersis’ Management has concluded that as of December 31, 2011, the Company’s internal control over financial reporting was effective.

(c) Attestation Report

Ernst & Young Ltda., the independent registered public accounting firm that has audited our Consolidated Financial Statements, has issued an attestation report on the company’s internal control over financial reporting as of December 31, 2011.  This attestation report appears on page F-3.

(d) Changes in internal control

There were no changes in the Company’s internal control over financial reporting that occurred during 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.                            [Reserved]

Item 16A.                   Audit Committee Financial Expert

As of December 31, 2011, the Directors’ Committee’s (which performs the functions of the Audit Committee) financial expert was Mr. Leonidas Vial, as determined by the Board of Directors.  Mr. Vial is an independent member of the Directors’ Committee pursuant to the requirement of both Chilean law and NYSE corporate governance rules.

Item 16B.                   Code of Ethics

The standards of ethical conduct at Enersis are currently governed by means of four corporate rulings or policies: the Charter Governing Executives (Estatuto del Directivo), the Code of Ethics, the Zero Tolerance Anti-Corruption Plan (the “ZTAC Plan”) and the Manual for the Management of Information of Interest to the Market (the “Manual”).

The Charter Governing Executives, approved as a corporate statute, was adopted by the Board of Directors in May 2003 and is applicable to all executives contractually related to Enersis or its controlled subsidiaries in which it is the majority shareholder, both in Chile and abroad, including the Chief Executive Officer, the Chief Financial Officer and other senior officers of the Company.  The object of this statute is to establish standards for the governance of our management’s actions, the behavior of management with respect to the principles governing their actions and the limitations and incompatibilities involved, all within Endesa Chile’s vision, mission and values.  Likewise, the Employee Code of Conduct explains our principles and ethical values, establishes the rules governing our contact with customers and suppliers, and establishes the principles that should be followed by employees, including ethical conduct, professionalism and confidentiality.  Both documents also impose limitations on the activities that our executives and other employees may undertake outside the scope of their employment with us.

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

A copy of these documents is available upon request, free of charge, by writing or calling us at:

Investor Relations Department
Enersis S.A.
Santa Rosa 76, Piso 15
Santiago, Chile
(56-2) 353-4682

During fiscal year 2011, there have been no amendments to any provisions of the abovementioned documents.  No waivers from any provisions of the Charter Governing Executives, the Code of Ethics, the ZTAC Plan or the Manual, were expressly or implicitly granted to the Chief Executive Officer, the Chief Financial Officer or any other senior financial officer of the Company in fiscal year 2011.

Item 16C.                   Principal Accountant Fees and Services

In 2011, the shareholders nominated Ernst & Young Servicios Profesionales de Auditoría y Asesoría Ltda. as the Company´s new independent registered public accounting firm in replacement for Deloitte Auditores y Consultores Ltda.

The following table provides information on the aggregate fees billed by our principal accountants, as well as the other member firms of Ernst & Young and Deloitte, and their respective affiliates, by type of service rendered for periods indicated.

Services Rendered	2010	2011
	(in $ million)
Audit Fees (1)	3.7	2.5
Audit—Related Fees	0.6	—
Tax Fees (2)	—	0.3
All Other Fees	0.1	—

Total	4.3	2.8

(1)                   Corresponds to fees billed for 2010 and 2011 for professional services rendered by Deloitte and Ernst & Young, respectively, for the audit of Enersis’ annual consolidated financial statements and services that are normally provided by Ernst & Young or Deloitte, as appropriate, in connection with statutory and regulatory filings or engagements for those fiscal years. The decrease of $ 1.2 million in fees during 2011 was mainly due to the hiring of Ernst & Young as a new independent registered public accounting firm.

(2)                   During 2011, Ernst & Young provided us with services related to a Technical Study of Chilean tax rules for an amount of $ 298,499.

The amounts included in the table above and the related footnotes have been classified in accordance with SEC guidance.

All of the fees disclosed under Audit-Related Fees and All Other Fees were pre-approved by the Audit Committee.

Audit Committee Pre-Approval Policies and Procedures

Our external auditors are appointed by our shareholders at the OSM.  Similarly, the shareholders of our subsidiaries, which are located in countries where applicable law and regulation so establishes, appoint their own external auditors.

The Directors’ Committee (which performs the functions of the Audit Committee), through the Economic Financial General Directorate, or EFGD, manages appointment proposals, reviews engagement letters, fee negotiations, performs quality controls in respect of services provided, reviews and controls independence issues and other related matters.

The Directors’ Committee has a pre-approval policy regarding the contracting of Enersis’ external auditor, or any affiliate of the external auditor, for professional services.  The professional services covered by such policy include audit and non-audit services provided to Enersis.

Fees payable in connection with recurring audit services are pre-approved as part of our annual budget. Fees payable in connection with non-recurring audit services, once they have been analyzed by the EFGD, are submitted to the Audit Committee for approval or rejection.

The pre-approval policy established by the Directors’ Committee for non-audit services and Audit-Related Fees is as follows:

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

The services described in footnote (2) to the table above have been approved in line with the procedure described immediately above since July 2005.

In addition, due to the SEC release number 34-53677 File No. PCAOB-2006-01 (Audit Committee Pre-Approval of Certain Tax Services), the Directors’ Committee has designed, approved and implemented the necessary procedures to fulfill the new requirements described by this rule.

Item 16D.                   Exemptions from Listing Requirements for Audit Committees

Not applicable.

Item 16E.                     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither Enersis nor any affiliated purchaser acquired any shares of Enersis during 2011.

Item 16F.                     Change in Registrant’s Certifying Accountant

There has been no change in independent accountants for the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and there have been no disagreements of the type required to be disclosed by Item 16F (b).

Item 16G.                   Corporate Governance

For a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the corporate governance rules of the NYSE, please see “Item 6. Directors, Senior Management and Employees—C. Board practices.”

PART III

Item 17.                            Financial Statements

None.

Item 18.                            Financial Statements

ENERSIS S.A. and Subsidiaries

Item 19.                            Exhibits

Exhibit	Description
1.1	By—laws (Estatutos) of ENERSIS S.A., as amended. (*)
8.1	List of Subsidiaries as of December 31, 2011
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act

(*)                                 Incorporated by reference to Enersis’ Form 20-F for the year ended December 31, 2009.

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enersis.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20—F and that it has duly caused and authorized the undersigned to sign this annual Report on its behalf.

ENERSIS S.A.

	By:	/s/ Ignacio Antoñanzas A.
		Name:	Ignacio Antoñanzas A.
		Title:	Chief Executive Officer

Date: April 4, 2012.

Enersis and Subsidiaries

Audited Consolidated Financial Statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 together with the Reports of Independent Registered Public Accounting Firms

Enersis S.A.  and Subsidiaries

Ch$	Chilean pesos
US$	United States dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousand of Chilean pesos
ThUS$	Thousand of United States dollars

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated balance sheet of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2011 and the schedule of Enersis S.A.’s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. We did not audit the financial statements of Empresa Nacional De Electricidad S.A. (a subsidiary), certain of its consolidated subsidiaries, certain of its associates accounted for using equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 34% in 2011, and total revenues constituting 32% in 2011 of the related consolidated totals.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Endesa-Chile, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the related condensed unconsolidated information schedule, when considered in relation to the basic consolidated financial statements, taken as whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion thereon based on our audit and the report of other auditor.

Ernst & Young

Santiago, Chile

March 28, 2012We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed based on our audit and the report of other auditor. Ernst & Young Santiago, Chile March 28, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, associates and jointly controlled entities (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 34% in 2011, and total revenues constituting 32% in 2011 of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements inErnst & Young Chile Av. Presidente Riesco 5435, piso 4 Santiago Tel: 56 2 676 1000 Fax: 56 2 676 1010 www.ey.com/cl Report of Independent Registered Public Accounting Firm The Board of Directors and Shareholders of Enersis S.A. We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, associates and jointly controlled entities (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 34% in 2011, and total revenues constituting 32% in 2011 of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of other auditors, Enersis S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the  consolidated balance sheets of Enersis S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2011 of Enersis S.A. and subsidiaries and the schedule of Enersis S.A.’s condensed unconsolidated financial information and our report dated March 28, 2012 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

Ernst & Young

Santiago, Chile

March 28, 2012accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, based on our audit and the report of other auditors, Enersis S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Enersis S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2011 of Enersis S.A. and subsidiaries and the schedule of Enersis S.A.’s condensed unconsolidated financial information and our report dated March 28, 2012 expressed an unqualified opinion thereon based on our audits and the report of other auditors. Ernst & Young Santiago, Chile March 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Enersis S.A.:

We have audited the accompanying consolidated statements of financial position of Enersis S.A. and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years then ended, and the schedule of Enersis S.A.´s condensed unconsolidated financial information for each of the two years ended December 31, 2010. These consolidated financial statements and the schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits. We did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary), certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as “Endesa-Chile”), which statements reflect total assets constituting 35.01% of the Company’s consolidated total assets as of December 31, 2010 , and total revenues constituting 27.31% and 24.03% of the Company’s consolidated total revenues for the years ended December 31, 2010 and 2009, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Endesa-Chile, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries as of December 31, 2010, and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (‘‘IASB’’). Also, in our opinion, the related condensed unconsolidated information schedule for each of the two years ended December 31, 2010, when considered in relation to the basic consolidated financial statements, taken as whole, present fairly, in all material respects, the information set forth therein.

Santiago, Chile

April 27, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited the accompanying consolidated statements of financial position of Endesa-Chile and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of certain subsidiaries which statements reflect total assets constituting 30.05 percent and 22.51 percent of the Company’s consolidated total asset position as of December 31, 2011 and 2010, respectively, and total revenues constituting 35.29 percent, 20.04 percent and 20.10 percent of the Company’s consolidated revenues for the years ended December 31, 2011, 2010 and 2009, respectively. In addition, we did not audit the financial statements of Endesa Brasil S.A. (a 40.45% percent owner investee Company). The Company’s investment in Brazil at December 31, 2011and 2010 was M$ 569,012,759 and M$566,846,731 as of December 31, 2011 and 2010, respectively, and its equity earning was M$115,355,267, M$90,667,296 and M$96,139,414 for the years ended December 31, 2011, 2010 and 2009, respectively. Those consolidated financial statements prepared in accordance with the local statutory accounting basis were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities on such basis of accounting, is based solely on the reports of the other auditors. Accordingly, we have audited the conversion adjustments to the financial statements of these subsidiaries and nonsubsidiary investees prepared in accordance with the local statutory accounting basis to conform them to the Company’s accounting basis referred to below.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Endesa-Chile and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.©

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Endesa-Chile’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 28, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 28, 2012

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.©

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Empresa Nacional de Electricidad S.A. (Endesa-Chile):

We have audited Endesa-Chile’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile’s internal control over financial reporting based on our audit.

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

In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. All rights reserved. Report of Independent Registered Public Accounting Firm The Board of Directors and Shareholders of Empresa Nacional de Electricidad S.A. (Endesa-Chile): We have audited Endesa-Chile's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Endesa-Chile's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Endesa-Chile's internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, Endesa-Chile maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Endesa-Chile and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of comprehensive income, changes in stockholder’s equity, and cash flows for each of years in the three-year period ended December 31, 2011, and our report dated March 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG Auditores Consultores Ltda.

Santiago, Chile

March 28, 2012

© 2012 KPMG Auditores Consultores Ltda., a Chilean limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.©

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Emgesa S.A. E.S.P

We have audited the accompanying consolidated balance sheet of Emgesa S.A. E.S.P. and its Subsidiary (“the Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emgesa S.A. E.S.P. and its subsidiary at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting practices generally accepted in Colombia.

Ernst & Young

Bogotá, Colombia

Febrary 14, 2012

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of EMGESA S.A. E.S.P. as of December 31, 2010, and the results of its operations and its cash flows for the three month period ended December 31, 2010 and the nine month period ended September 30, 2010 in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia

March 25, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Emgesa S.A. E.S.P.:

We have audited the statements of income, shareholders’ equity and cash flows of EMGESA S.A. E.S.P. (the “Company”) for the year ended December 31, 2009, (none of which are included herein). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of EMGESA S.A. E.S.P. for the year ended December 31, 2009 in conformity with accounting principles generally accepted in Colombia.

Deloitte & Touche Ltda.

Bogotá, Colombia

March 25, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Endesa Argentina S.A.:

We have audited the accompanying consolidated balance sheet of Endesa Argentina S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Argentina S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the Buenos Aires City, Argentine Republic.

1

As mentioned in note 1. to the accompanying financial statements, the Company’s subsidiary Endesa Costanera S.A. has recurring losses and a working capital deficiency, a situation which, as explained in the note, Endesa Costanera S.A.´s management expects will be reversed to the extent that there is a favorable resolution to the requests made to regulators for the increase in the tariff prices of energy and power to spot market prices. These circumstances raise substantial doubt about Endesa Costanera S.A.´s ability to continue as a going concern. The financial statements referred to above have been prepared assuming Endesa Costanera S.A. will continue as a going concern and, accordingly, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

March 23, 2012

Buenos Aires, Argentina

/S/ PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
Member of Ernst & Young Global

2

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Endesa Brasil S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting practices generally accepted in Brazil.

ERNST & YOUNG TERCO

Auditores Independentes S.S.

Márcio F. Ostwald

Partner

Rio de Janeiro, March 27, 2012

Uma empresa-membro da Ernst & Young Global Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Endesa Brasil S.A.

Niterói - RJ

We have audited the accompanying consolidated balance sheet of Endesa Brasil S.A., and subsidiaries (the “Company”) as of December 31, 2010, and the related consolidated statement of income, statement of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010 and 2009. These financial statements, prepared in accordance with accounting practice adopted in Brazil and presented in Brazilian reais, are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 and 2009 in accordance with accounting practices adopted in Brazil.

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Rio de Janeiro

April 26, 2011

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

© Deloitte Touche Tohmatsu. All rights reserved.

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2011 and 2010

(In thousands of Chilean pesos — ThCh$)

		12-31-2011	12-31-2010
	Note	ThCh$	ThCh$
ASSETS

CURRENT ASSETS

Cash and cash equivalents	5	1,219,921,268	961,355,037
Other current financial assets	6	939,220	7,817,509
Other current non-financial assets		72,466,312	35,993,248
Trade and other current receivables	7	977,602,388	1,038,098,240
Accounts receivable from related companies	8	35,282,592	20,471,607
Inventories	9	77,925,544	62,651,704
Current tax assets	10	141,827,684	137,987,341
Total current assets other than assets classified as held for sale and discontinued operations		2,525,965,008	2,264,374,686

Non-current assets classified as held for sale and discontinued operations	11	—	73,893,290
Non-current assets classified as held for sale and discontinued operations		—	73,893,290

TOTAL CURRENT ASSETS		2,525,965,008	2,338,267,976

NON-CURRENT ASSETS

Other non-current financial assets	6	37,355,061	62,968,722
Other non-current non-financial assets		109,501,108	103,736,295
Non-current receivables	7	443,328,450	319,567,960
Investments accounted for using the equity method	12	13,193,262	14,101,652
Intangible assets other than goodwill	13	1,467,398,214	1,452,586,405
Goodwill	14	1,476,404,126	1,477,021,924
Property, plant, and equipment, net	15	7,242,731,006	6,751,940,655
Investment property	16	38,055,889	33,019,154
Deferred tax assets	17	379,938,628	452,634,364

TOTAL NON-CURRENT ASSETS		11,207,905,744	10,667,577,131

TOTAL ASSETS		13,733,870,752	13,005,845,107

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

At December 31, 2011 and 2010

(In thousands of Chilean pesos — ThCh$)

		12-31-2011	12-31-2010
	Note	ThCh$	ThCh$
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Other current financial liabilities	18	672,082,338	665,598,018
Trade and other current payables	21	1,235,064,459	1,224,489,998
Accounts payable to related companies	8	157,177,638	148,202,260
Other current provisions	22	99,702,654	115,449,236
Current tax liabilities	10	235,853,242	147,666,655
Current provisions for employee benefits	23	—	5,450,382
Other current non-financial liabilities		60,653,304	35,790,548
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations		2,460,533,635	2,342,647,097

Liabilities associated with current assets classified as held for sale and discontinued operations	11	—	64,630,389

TOTAL CURRENT LIABILITIES		2,460,533,635	2,407,277,486

NON-CURRENT LIABILITIES

Other non-current financial liabilities	18	3,271,355,293	3,014,956,447
Other non-current payables	21	14,304,607	37,236,712
Non-current accounts payable to related companies	8	—	1,084,290
Other long-term provisions	22	202,573,641	225,522,329
Deferred tax liabilities	17	508,438,255	555,923,578
Non-current provisions for employee benefits	23	277,526,013	215,818,975
Other non-current non-financial liabilities		102,985,451	33,997,334

TOTAL NON-CURRENT LIABILITIES		4,377,183,260	4,084,539,665

TOTAL LIABILITIES		6,837,716,895	6,491,817,151

EQUITY
Issued capital	24.1	2,824,882,835	2,824,882,835
Retained earnings		2,232,968,880	2,103,689,509
Share premium	24.1	158,759,648	158,759,648
Other reserves	24.5	(1,320,882,757)	(1,351,787,356)
Equity attributable to the owners of the parent company		3,895,728,606	3,735,544,636

Non-controlling interest	24.6	3,000,425,251	2,778,483,320

TOTAL EQUITY		6,896,153,857	6,514,027,956

TOTAL LIABILITIES AND EQUITY		13,733,870,752	13,005,845,107

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

		Years ended December 31,
		2011	2010	2009
	Note	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
Net income
Sales	25	6,254,252,089	6,179,229,824	6,113,283,615
Other operating income	25	280,628,255	384,351,289	358,772,038
Total Revenues		6,534,880,344	6,563,581,113	6,472,055,653

Raw materials and consumables used	26	(3,538,434,729)	(3,521,646,254)	(3,210,593,577)
Contribution Margin		2.996.445.615	3,041,934,859	3,261,462,076

Other work performed by the entity and capitalized		50,173,112	44,869,365	33,730,519
Employee benefits expenses	27	(378,552,126)	(374,678,013)	(370,402,445)
Depreciation and amortization expense	28	(424,900,036)	(449,017,275)	(454,369,959)
Reversal of impairment loss (impairment loss) recognized in the year’s profit or loss	28	(136,157,459)	(108,373,429)	(85,285,525)
Other expenses	29	(540,698,397)	(450,434,769)	(457,689,197)
Operating Income		1,566,310,709	1,704,300,738	1,927,445,469

Other gains (losses)	30	(4,814,294)	11,983,434	50,640,278
Financial income	31	233,612,869	171,236,948	159,670,405
Financial costs	31	(465,411,363)	(438,358,251)	(482,472,627)
Share of profit (loss) of associates accounted for using the equity method	12	8,465,904	1,015,739	2,235,579
Foreign currency exchange differences	31	20,305,690	11,572,474	(8,235,253)
Profit (loss) from indexed assets and liabilities	31	(25,092,203)	(15,055,706)	21,781,329

Net Income before tax		1,333,377,312	1,446,695,376	1,671,065,180
Income tax	32	(460,836,692)	(346,006,968)	(359,737,610)
Net income from continuing operations		872,540,620	1,100,688,408	1,311,327,570
Net income from discontinued operations		—	—	—
NET INCOME		872,540,620	1,100,688,408	1,311,327,570

Net income attributable to
Owners of parent company		375,471,254	486,226,814	660,231,043
Non-controlling interests		497,069,366	614,461,594	651,096,527
NET INCOME		872,540,620	1,100,688,408	1,311,327,570

Basic earnings per share

Basic earnings per share from continuing operations	Ch$/ share	11.50	14.89	20.22

Basic earnings per share	Ch$/ share	11.50	14.89	20.22

Diluted earnings per share

Diluted earnings per share from continuing operations	Ch$/ share	11.50	14.89	20.22

Diluted earnings per share	Ch$/ share	11.50	14.89	20.22

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

		Years ended December 31,
		2011	2010	2009
	Note	ThCh$	ThCh$	ThCh$

STATEMENT OF COMPREHENSIVE INCOME

Net Income		872,540,620	1,100,688,408	1,311,327,570

Components of other comprehensive income, before taxes

Exchange differences on translation
Foreign currency translation gains (losses), before taxes		211,929,739	(138,554,045)	(246,854,956)
Total exchange differences on translation		211,929,739	(138,554,045)	(246,854,956)

Available-for-sale financial assets
Gains (losses) from measuring of available-for-sale financial assets, before taxes		(55,959)	(179)	61,031
Total available-for-sale financial assets		(55,959)	(179)	61,031

Cash flow hedge
Gains (losses) from cash flow hedge, before taxes		(79,722,581)	50,576,145	201,567,024
Reclassification adjustments on cash flow hedge, before taxes		(8,309,911)	(19,664,842)	(8,765,356)
Total cash flow hedge		(88,032,492)	30,911,303	192,801,668

Actuarial gains (losses) on defined benefit plans		(62,246,623)	(48,495,375)	(15,599,453)
Total other components of other comprehensive income, before taxes		61,594,665	(156,138,296)	(69,591,710)

Income tax related to components of other comprehensive income
Income tax related to available-for-sale financial assets		9,513	31	(10,528)
Income tax related to cash flow hedge		14,110,400	(5,301,050)	(33,917,966)
Income tax related to defined benefit plans		23,078,884	16,515,279	1,369,374
Total income tax		37,198,797	11,214,260	(32,559,120)

Total Other Comprehensive Income		98,793,462	(144,924,036)	(102,150,830)
TOTAL COMPREHENSIVE INCOME		971,334,082	955,764,372	1,209,176,740

Comprehensive income attributable to
Owners of parent company		368,568,685	396,687,094	655,007,019
Non-controlling interests		602,765,397	559,077,278	554,169,721
TOTAL COMPREHENSIVE INCOME		971,334,082	955,764,372	1,209,176,740

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01/01/2011	2,824,882,835	158,759,648	113,278,890	40,783,463	—	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956
Changes in equity
Comprehensive income
Net income									375,471,254	375,471,254	497.069.366	872.540.620
Other comprehensive income			60,106,895	(41,093,728)	(25,887,747)	(27,989)	—	(6,902,569)		(6,902,569)	105.696.031	98.793.462
Comprehensive income										368,568,685	602.765.397	971.334.082
Dividends									(209,886,734)	(209,886,734)		(209.886.734)
Increase (decrease) through transfers and other changes			3,236,883		25,887,747		8,682,538	37,807,168	(36,305,149)	1,502,019	(380,823,466)	(379.321.447)
Total changes in equity	—	—	63,343,778	(41,093,728)	—	(27,989)	8,682,538	30,904,599	129,279,371	160,183,970	221,941,931	382.125.901
Equity at end of year 12-31-2011	2,824,882,835	158,759,648	176,622,668	(310,265)	—	13,836	(1,497,208,996)	(1,320,882,757)	2,232,968,880	3,895,728,606	3,000,425,251	6,896,153,857

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01/01/2010	2,824,882,835	158,759,648	196,973,210	26,100,491	—	41,699	(1,505,891,534)	(1,282,776,134)	1,817,613,206	3,518,479,555	2,858,524,089	6,377,003,644
Changes in equity
Comprehensive income
Net income									486,226,814	486,226,814	614.461.594	1.100.688.408
Other comprehensive income			(83,694,320)	14,682,972	(20,528,498)	126		(89,539,720)		(89,539,720)	(55.384.316)	(144.924.036)
Comprehensive income										396,687,094	559.077.278	955.764.372
Dividends									(179,622,013)	(179,622,013)		(179.622.013)
Increase (decrease) through transfers and other changes					20,528,498			20,528,498	(20,528,498)	—	(639,118,047)	(639.118.047)
Total changes in equity	—	—	(83,694,320)	14,682,972	—	126	—	(69,011,222)	286,076,303	217,065,081	(80,040,769)	137.024.312
Equity at end of year 12-31-2010	2,824,882,835	158,759,648	113,278,890	40,783,463	—	41,825	(1,505,891,534)	(1,351,787,356)	2,103,689,509	3,735,544,636	2,778,483,320	6,514,027,956

			Changes in Other Reserves
Statement of Changes in Net Equity	Issued Capital	Share Premium	Reserve for exchange differences in translation	Reserve for cash flow hedge	Reserve for actuarial gains and losses on defined benefit plans	Reserve for gains and losses on remeasuring available-for-sale financial assets	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of parent company	Non-controlling interests	Total Equity
Equity at beginning of year 01/01/2009	2,824,882,835	158,759,648	283,959,611	(61,975,971)	—	9,565	(1,505,891,534)	(1,283,898,329)	1,391,570,726	3,091,314,880	2,937,816,340	6,029,131,220
Changes in equity
Comprehensive income
Net income									660,231,043	660.231.043	651.096.527	1.311.327.570
Other comprehensive income			(86,986,401)	88,076,462	(6,346,219)	32,134	—	(5,224,024)		(5,224,024)	(96.926.806)	(102.150.830)
Comprehensive income										655,007,019	554.169.721	1.209.176.740
Dividends									(227,842,344)	(227,842,344)		(227.842.344)
Increase (decrease) through transfers and other changes					6,346,219			6,346,219	(6,346,219)	—	(633,461,972)	(633.461.972)
Total changes in equity	—	—	(86,986,401)	88,076,462	—	32,134	—	1,122,195	426,042,480	427,164,675	(79,292,251)	347.872.424
Equity at end of year 31/12/2009	2,824,882,835	158,759,648	196,973,210	26,100,491	—	41,699	(1,505,891,534)	(1,282,776,134)	1,817,613,206	3,518,479,555	2,858,524,089	6,377,003,644

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

		Years ended December 31,
		2011	2010	2009
	Note	ThCh$	ThCh$	ThCh$
Indirect Statement of Cash Flow
Cash flows from (used in) operating activities
Net income		872,540,620	1,100,688,408	1,311,327,570

Adjustments to reconcile net income
Adjustments for income tax expense	32	460,836,692	346,006,968	359,737,610
Adjustments for decrease (increase) in inventories		(9,318,985)	13,375,040	31,682,662
Adjustments for decrease (increase) in trade accounts receivable		(10,784,206)	(164,046,056)	112,512,315
Adjustments for decrease (increase) in other operating receivables (*)		(233,612,869)	(171,236,948)	(159,670,405)
Adjustments for increase (decrease) in trade accounts payable		(179,339,834)	128,804,617	(218,629,211)
Adjustments for increase (decrease) in other operating payables (*)		490,503,566	453,413,957	460,691,298
Adjustments for depreciation and amortization expense	28	424,900,036	449,017,275	454,369,959
Adjustments for impairment loss (reversal of impairment loss) recognized in the year’s profit or loss	28	136,157,459	108,373,429	85,285,525
Adjustments for provisions		(83,616,655)	(29,193,303)	16,436,304
Adjustments for unrealized foreign exchange losses (gains)	31	(20,305,690)	(11,572,474)	8,235,523
Adjustments for undistributed profits of associates		(8,465,904)	(1,015,739)	(2,235,579)
Other adjustments for non-cash items		242,957,656	71,286,149	(53,398,066)

Total adjustments to reconcile net income		1,209,911,266	1,193,212,915	1,095,017,935

Income tax refunded (paid)		(361,092,038)	(349,296,688)	(367,981,146)
Other cash inflows (outflows)		(22,913,382)	(1,189,488)	(34,668)

Net cash flows from (used in) operating activities		1,698,446,466	1,943,415,147	2,038,329,691

Cash flows from (used in) investment activities
Cash flows from losing control of subsidiaries or other businesses	5.c	12,662,234	—	(290,471,658)
Other payments to acquire interests in joint ventures		—	—	(19,912,162)
Loans to related companies		(25,500)	—	(8,615,091)
Proceeds from the sale of property, plant and equipment		6,048,912	8,889,879	7,559,368
Purchase of property, plant and equipment		(498,142,062)	(473,921,829)	(526,521,933)
Proceeds from sales of intangible assets		8,965,592	1,424,691	5,292,416
Purchases of intangible assets		(187,864,119)	(227,418,842)	(209,939,738)
Proceeds from other long-term assets		41,114	—	190,166,892
Purchases of other long-term assets		—	—	(12,641)
Dividends received		4,025,233	3,278,931	2,675,741
Interest received		19,611,804	6,807,678	4,346,438
Other inflows (outflows) of cash		10,707,112	(94,841,624)	(21,834,208)
Net cash flows from (used in) investing activities		(623,969,680)	(775,781,116)	(867,266,576)

Cash flows from (used in) financing activities
Proceeds from long-term loans		646,273,100	263,124,754	826,440,011
Total proceeds from loans		646,273,100	263,124,754	826,440,011
Loans from related companies		9,128,650	821,636	—
Repayments from borrowings		(629,404,409	(740,286,720)	(1,283,351,536)
Payments of finance lease liabilities		(11,478,851)	(24,129,963)	(3,171,884)
Payments from loans to related companies		—	—	(16,986,597)
Dividends paid		(648,107,205)	(556,087,040)	(578,607,484)
Interest paid		(248,096,873)	(244,595,847)	(252,736,851)
Other inflows (outflows) of cash		(9,743,963)	18,132,411	8,350
Net cash flows from (used in) financing activities		(891,429,551)	(1,283,020,769)	(1,308,405,991)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		183,047,235	(115,386,738)	(137,342,876)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		75,518,996	(58,159,046)	(45,818,128)
Net increase (decrease) in cash and cash equivalents		258.566.231	(173,545,784)	(183,161,004)
Cash and cash equivalents at beginning of year	5	961,355,037	1,134,900,821	1,318,061,825
Cash and cash equivalents at end of year	5	1,219,921,268	961,355,037	1,134,900,821

(*) Includes accrued interest.

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

ENERSIS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AT DECEMBER 31, 2011 AND 2010

(In thousands of Chilean pesos)

1.              THE GROUP’S ACTIVITIES AND FINANCIAL STATEMENTS

Enersis S.A. (hereinafter the Parent Company or the Company) and its subsidiaries comprise the Enersis Group (hereinafter Enersis or the Group).

Enersis S.A. is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. The Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS) under number 175. In addition, the Company is registered with the Securities and Exchange Commission of the United States of America (hereinafter U.S. SEC), and with Spain’s Comisión Nacional del Mercado de Valores. The Company’s shares have been listed on the New York Stock Exchange since 1993 and on the Latibex since 2001.

Enersis S.A. is a subsidiary of Endesa, S.A., a Spanish company controlled by Enel S.p.A. (hereinafter Enel).

In 1981, the Company was initially created under the corporate name of Compañía Chilena Metropolitana de Distribución Eléctrica S.A. Later on, the Company changed its by-laws and its name to Enersis S.A. effective August 1, 1988. For tax purposes, the Company operates under Chilean tax identification number 94,271,000-3.

As of December 31, 2011, the Group had 10,844 employees. During 2011, the Group averaged a total of 11,039 employees. See Note 35 for additional information regarding employee distribution by category and geographic location.

The Company’s corporate purpose consists of engaging, whether in Chile or abroad, in exploring for, developing, operating, generating, distributing, transmitting, transforming, and/or selling energy in any of its forms, either directly or through another company. It is also engaged in telecommunications activities, and it provides engineering consultation services in Chile and abroad. The Company’s corporate purpose also includes investing in, and managing its investments in, subsidiaries and associates that generate, transmit, distribute, or trade electricity, or whose corporate purpose includes any of the following:

(i)                         energy in any kind or form;

(ii)                      supplying public services, or services whose main component is energy;

(iii)                   telecommunications and computer services; and

(iv)                  Internet-based intermediation businesses.

The Company’s 2010 consolidated financial statements were approved by the Board of Directors at a meeting held on January 26, 2011. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2011, which gave its final approval on the consolidated financial statements.

These consolidated financial statements are presented in thousands of Chilean pesos (unless expressly stated otherwise), as the Chilean peso is the functional currency of the main economic environment in which Enersis operates. Foreign operations are reported in accordance with the accounting policies stated in Notes 2.6 and 3.m.

2.              BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1                       Accounting principles

The December 31, 2011 consolidated financial statements of Enersis and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors at its meeting held on January 31, 2012.

These consolidated financial statements present fairly the financial position of Enersis and its subsidiaries as of December 31, 2011 and 2010, as well as the results of operations, the changes in equity, and the cash flows for the years ending December 31, 2011, 2010 and 2009.

These consolidated financial statements voluntarily present the figures for the 2009 fiscal year consolidated statement of comprehensive income, consolidated statement of cash flow, and consolidated statement of changes in equity, along with their corresponding notes.

These consolidated financial statements have been prepared using cost method accounting applied to the business in operation principle except, in accordance with IFRS, those assets and liabilities that are reported at a fair value and those non-current assets and groups that are available for sale, which are recorded at the book value or the fair value minus sales costs, whichever is lower (see Note 3).

The consolidated financial statements have been prepared from accounting records maintained by the Company and its subsidiaries. Each entity prepares its financial statements according to the accounting principles and standards in force in each country, so the necessary adjustments and reclassifications have been made in the consolidation process in order to present the consolidated financial statements in accordance with IFRS and the criteria of the IFRS Interpretation Committee, (hereinafter IFRIC).

2.2                       New accounting pronouncements

a)                             Accounting pronouncements effective from January 1, 2011:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IAS 32: Classification of rights issuing
Stipulates that the purchase option rights, options, or certificates of a specific number of the company’s own equity instruments, for a set amount in any currency, shall constitute equity instruments if the company offers the rights to all shareholders in proportion to their stock ownership.

Annual periods beginning on or after February 1, 2010.

IFRIC 19: Extinguishing financial liabilities with equity instruments
Establishes that the equity instruments issued by a company to a creditor to pay a financial liability, either wholly or partially, shall constitute a “consideration paid.” These equity instruments will be recorded at their fair value at their initial acknowledgement unless this value cannot be reliably determined, in which case they will be valued in such a way as to reflect the best possible estimate of their fair value.

Annual periods beginning on or after July 1, 2010.

IAS 24 Revised: Related party disclosures
Clarifies the definition of related parties and updates the requirements for disclosure. It includes an exemption for certain disclosures on transactions between entities that are controlled, jointly controlled, or significantly influenced by the State.

Annual periods beginning on or after January 2011.

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IFRIC 14: Prepayments of a minimum funding requirement
Eliminates an unintended consequence of the treatment of prepayments of minimum funding requirements, in some circumstances where there is an obligation to maintain a minimum level of financing for defined contributions.

Annual periods beginning on or after January 1, 2011.
Improvements to the IFRS (issued in 2010). Affects standards: IFRS 1, IFRS 3, IFRS 7, IAS 1, IAS 27, IAS 34, and IFRIC 13.	Mostly to annual periods beginning on or after January 1, 2011.

The application of these accounting pronouncements has not had any significant effects for the Group. The remaining accounting criteria applied in 2011 are consistent with those applied in 2010.

b)                             Accounting pronouncements effective for periods beginning January 1, 2012 or later:

As of the issuance date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but they were not yet mandatory:

Standards, Interpretations, and Amendments	Mandatory application for:

Amendment to IFRS 7: Financial instruments: Disclosures
Modifies the information required when financial assets are transferred in order to promote transparency and to facilitate an analysis of how the risks may affect the entity’s financial situation.

Annual periods beginning on or after July 1, 2011.

Amendment to IAS 12: Income taxes — Recovery of underlying assets
Makes an exception to the general principles of IAS 12 for investment properties that are measured using the fair value model contained in IAS 40, “Investment Properties.”

Annual periods beginning on or after January 1, 2012.

Amendment to IAS 1: Presentation of financial statements Modifies aspects of presenting the components of “Other comprehensive income,” requiring that these components be grouped into those that will and those that will not subsequently be reclassified as losses and gains.

Annual periods beginning on or after July 1, 2012.

IFRS 10: Consolidated financial statements
Establishes clarifications and new parameters for defining control, as well as the principles for preparing consolidated financial statements that apply to all entities (including special purpose entities or structured entities).

Annual periods beginning on or after January 1, 2013.

IFRS 11: Joint arrangements
Redefines the concept of joint control, aligning with IFRS 10 and requiring that entities that are part of a joint agreement determine the type of agreement (joint operation or joint business) by evaluating their rights and obligations. The standard eliminates the possibility of proportional consolidation for joint businesses.

Annual periods beginning on or after January 1, 2013.

Standards, Interpretations, and Amendments	Mandatory application for:

IFRS 12: Disclosures of interests in other entities
Requires certain disclosures that allow for assessing the nature of the stake held in other entities and the risks involved, as well as how these stakes affect the entity’s financial situation, financial performance, and cash flows.

Annual periods beginning on or after January 1, 2013.

IFRS 13: Fair value measurement
Establishes, in a single standard, a framework for assessing the fair value of assets and liabilities, and incorporates new concepts and clarifications for this assessment. It also requires that the entities disclose certain information on the assessment of the fair value of their assets and liabilities.

Annual periods beginning on or after January 1, 2013.

New IAS 27: Separate financial statements
When IFRS 10 was issued, it eliminated from IAS 27 everything connected with consolidated financial statements, restricting its scope only to separate financial statements.

Annual periods beginning on or after January 1, 2013.

New IAS 28: Investments in associates and joint ventures
Modified by the effect of the issuance of IFRS 10 and IFRS 11 in order to make the definitions and other clarifications contained in these new IFRS consistent.

Annual periods beginning on or after January 1, 2013.
Amendment to IFRS 7: Financial instruments: Disclosures Clarifies the disclosure requirements for the offsetting of financial assets and financial liabilities.	Annual periods beginning on or after January 1, 2013.

Amendment to IAS 19: Employee benefits
Modifies recognition and disclosure of changes in the obligations from defined benefit plans and in the assets affected by the plan, eliminating the corridor method and accelerating recognition of costs from past services.

Annual periods beginning on or after January 1, 2013.

Amendment to IAS 32: Financial instruments: Presentation
Clarifies the requirements for the offsetting of financial assets and financial liabilities in order to eliminate the inconsistencies from applying the current IAS 32 criteria for offsetting.

Annual periods beginning on or after January 1, 2014.

IFRS 9: Financial Instruments: Classification and measurement
The first stage of the IASB project to replace IAS 39, “Financial Instruments: Recognition and Measurement.”   Modifies classification and measurement of financial assets and includes treatment and classification of financial liabilities.

Annual periods beginning on or after January 1, 2015.

The Group is still assessing the impact of applying IFRS 9, IFRS 10, IFRS 11, IFRS 12, and IFRS 13 from the date they go into effect. In Management’s opinion, the application of the other standards, interpretations, and amendments pending application will not have a significant effect on the consolidated financial statements of Enersis and its subsidiaries.

2.3                       Responsibility for the information given and the estimates made

The Company’s Board of Directors is responsible for the information contained in these consolidated financial statements and expressly states that all IFRS principles and standards that are applicable to the Group have been fully implemented.

In preparing the consolidated financial statements, certain estimates made by the Company’s Management have been used to quantify some of the assets, liabilities, income, expenses, and commitments recorded in the statements.

These estimates basically refer to:

•                                    The valuation of assets and goodwill to determine the existence of impairment losses (see Note 3.e).

•                                    The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary increases, and others (see Note 23).

•                                    The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•                                    The assumptions used to calculate the fair value of financial instruments (see Notes 3.g.5 and 20).

•                                    Energy supplied to customers whose meter readings are pending.

•                                    Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements.

•                                    The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

•                                    Future disbursements for the closure of facilities and restoration of land (see Note 3.a).

•                                    The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these consolidated financial statements (see Note 3.o).

Although these estimates have been based on the best information available on the issuance date of these consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent years. This change would be done prospectively, recognizing the effects of such an estimation change in the corresponding future consolidated financial statements.

2.4                       Subsidiaries and jointly controlled entities

Subsidiaries are defined as entities in which the Parent Company controls the majority of the voting rights or, should that not be the case, is authorized to direct the financial and operating policies of such entities.

Jointly controlled entities are those in which the situation described in the preceding paragraph exists as a result of an agreement with other shareholders and control is exercised jointly with them.

Appendix No.1 of these consolidated financial statements, entitled Enersis Group Companies, describes Enersis’ relationship with each of its subsidiaries and jointly controlled entities.

2.4.1           Changes in the scope of consolidation

The process of selling the companies Compañía Americana de Multiservicios (CAM) and Synapsis Soluciones y Servicios IT (Synapsis) was completed during the first quarter of 2011. The sale of CAM was concluded on February 24, 2011 for the amount of ThCh$ 6,775,748 (US$ 14,2 million), while the sale of Synapsis was finalized on March 1, 2011 for ThCh$ 24,710,920 (US$ 52 million). For more information, see Note 11.

The elimination of CAM and Synapsis from the Enersis consolidated statements has resulted in reductions in the consolidated statement of financial position of ThCh$ 80,050,947 in current assets, ThCh$ 31,003,337 in non-current assets, ThCh $56,359,935 in current liabilities, and ThCh$ 14,558,579 in non-current liabilities.

During 2010 there were no significant changes in the Enersis Group’s scope of consolidation.

The section titled “Changes in the Enersis Group scope of consolidation,” included as Appendix No.2 to these consolidated financial statements, lists the companies included within the scope of the Group’s consolidation, together with information on the Group’s respective ownership interest percentages.

2.4.2           Consolidated companies with an ownership interest of less than 50%

Although the Enersis Group holds less than a 50% interest in Codensa S.A E.S.P. and in Emgesa S.A. E.S.P., they are considered subsidiaries since the Group exercises control over the entities, either directly or indirectly, through contracts or agreements with shareholders, or as a consequence of their structure, composition, and shareholder classes.

2.4.3           Companies not consolidated with an ownership interest of over 50%

Although the Enersis Group holds more than a 50% interest in Centrales Hidroeléctricas de Aysén, S.A. (Aysén), it is considered a jointly controlled entity since the Group, through contracts and agreements with shareholders, exercises joint control of the company.

2.5                       Associated companies

Associated Companies are those in which Enersis, either directly or indirectly, exercises significant influence. In general, significant influence is assumed to be those cases in which the Group has an ownership interest of over 20% (see Note 3.h).

Appendix No.3 to these consolidated financial statements, entitled “Associated Companies,” describes Enersis’ relationship with each associated company.

2.6                       Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intra-Group transactions have been made.

Jointly controlled entities are consolidated using the proportional consolidation method. The Group recognizes, line by line, its share of the assets, liabilities, income, and expenses of such entities, so the adding of balances and subsequent eliminations take place only in proportion to the Group’s ownership interest in them.

The comprehensive income of subsidiaries and jointly controlled entities is included in the consolidated comprehensive income statement from the effective date of acquisition until the effective date of disposal or termination of joint control, as applicable.

The parent company’s and its subsidiaries’ operations, as well as those of jointly controlled entities, have been consolidated under the following basic principles:

1.              At the date of acquisition, the assets, liabilities, and contingent liabilities of the subsidiary or jointly controlled entity are recorded at market value. If, in the parent company’s stake, there is a positive difference between the acquisition cost and the fair value of the assets and liabilities of the company acquired, including contingent liabilities, this difference is recorded as goodwill. If the difference is negative, it is recorded as a credit to income.

2.              Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Other comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.              The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows:

a.                        For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.                        For items in the comprehensive income statement, the average exchange rate for the year is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.                         Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of generation.

Exchange differences arising in the conversion of the financial statements are recognized in the item “Exchange difference on translation” within the consolidated statement of comprehensive income: Other comprehensive income (see Note 24.2).

Translation adjustments that existed at Enersis’ transition date to IFRS, January 1, 2004, were deemed to be zero and transferred to reserves, using the exemption for that purpose in IFRS 1 “First time Adoption of IFRS” (see Note 24.5).

All balances and transactions between consolidated companies, as well as the share of the proportionally consolidated companies, were eliminated in the consolidation process.

3.              ACCOUNTING PRINCIPLES APPLIED

The main accounting policies used in preparing the accompanying consolidated financial statements were the following:

a)                           Property, plant, and equipment

Property, plant and equipment are valued at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•                                    Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds 12 months. The interest rate used is that of the specific financing or, if none exists, the mean financing rate of the company carrying out the investment. The mean financing rate depends principally on the geographic area and ranges between 7.89% and 15.5%. The amount capitalized for this concept amounted to ThCh$ 35,945,738, ThCh$ 15,137,380, and ThCh$ 9,137,217 for the periods ended December 31, 2011, 2010, and 2009, respectively.

•                                Employee expenses directly related to construction in progress. The amounts capitalized under this concept for the periods ended December 31, 2011, 2010, and 2009 were ThCh$ 32,042,815, ThCh$ 26,741,111, and ThCh$ 16,723,291, respectively.

•                                    Future disbursements that the Group must make to close their facilities are incorporated into the value of the asset at present value, recording the corresponding provision in accounting. The Group reviews their estimate of these future disbursements on a yearly basis, increasing or decreasing the value of the asset based on the results of this estimate (see Note 22).

•                                    Items acquired before the Group’s date of transition to IFRS, on January 1, 2004, include in the purchasing cost, where appropriate, asset reappraisals permitted in the various countries to adjust the value of the property, plant and equipment for inflation as of that date (see Note 24.5).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization, or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as a greater cost for the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life, or its economic capacity, are recorded as an increase in value for the respective assets, derecognizing the replaced or overhauled components. Expenses for periodic maintenance, conservation, and repair are recorded directly in income as an expense for the year in which they are incurred.

The Company, based on the outcome of impairment testing explained in Note 3.e), considers that the book value of assets does not exceed their net recoverable value.

Property, plant, and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the companies expect to use the assets. Useful life estimates are periodically reviewed and, if appropriate, adjusted prospectively.

The following are the main categories of property, plant, and equipment with their respective estimated useful lives.

Categories of Property, plant, and equipment	Years of estimated useful life
Buildings	22 — 100
Plant and equipment	3 — 65
IT Equipment	3 — 15
Fixtures and Fittings	5 — 21
Motor Vehicles	5 — 10
Other	2 — 33

Additionally, the following provides greater detail on the useful lives of plant and equipment items:

Years of estimated useful life
Generating Facilities:
Hydroelectric power plants
Civil engineering works	35 — 65
Electromechanical equipment	10 — 40
Coal-fired / fuel-oil power plants	25 — 40
Combined cycle plants	10 — 25
Renewable energy power plants	35
Transmission and distribution facilities:
High-voltage network	10 — 60
Low- and medium-voltage network	10 — 60
Measuring and remote control equipment	3 — 50
Other facilities	4 — 25

Regarding the administrative concessions held by the Group’s electric companies, the following lists the years remaining until expiration for the concessions that do not have an indefinite term:

Concession holder and operator	Country	Concession term	Period remaining until expiration
Empresa Distribuidora Sur S.A. - Edesur (Distribution)	Argentina	95 years	76 years
Hidroeléctrica El Chocón S.A. (Generation)	Argentina	30 years	12 years
Transportadora de Energía S.A. (Transmission)	Argentina	85 years	76 years
Compañía de Transmisión del Mercosur S.A. (Transmission)	Argentina	87 years	76 years
Central Eléctrica Cachoeira Dourada S.A. (Generation)	Brazil	30 years	16 years
Central Geradora Termeléctrica Fortaleza S.A (Generation)	Brazil	30 years	20 years
Compañía de Interconexión Energética S.A. (CIEN - Line 1)	Brazil	20 years	9 years
Compañía de Interconexión Energética S.A. (CIEN - Line 2	Brazil	20 years	11 years

The Group’s management evaluated the specific contract term of each of the aforementioned concessions, which vary by country, business activity, and jurisprudence, and concluded that, with the exception of CIEN, there are no determining factors indicating that the grantor, which in every case is a government entity, controls the infrastructure and, at the same time, can continuously set the price to be charged for services. These requirements are essential for applying IFRIC 12 “Service Concession Agreements,” which establishes how to record and value certain types of concessions (see Note 3.d.1 for concession agreements within the scope of IFRIC 12).

On April 19, 2011, our subsidiary CIEN successfully completed the change in business model that we had previously been reporting. Under the new agreement, the Government continues to control the infrastructure, but CIEN receives fixed payments, which puts it on an equal footing with a public transmission concession (with regulated prices).

Under this business model, its concessions fall within the scope of Standard IFRIC 12, but the infrastructure has not been derecognized due to the fact that CIEN has not substantially transferred the significant risks and benefits to the Brazilian Government.

Concession contracts not covered under IFRIC 12 are recognized according to general criteria. To the extent that the Group recognizes assets as property, plant, and equipment, they are amortized over their economic life or the concession term, whichever is shorter. Any obligation to invest, improve or replace is considered in the estimation of impairment to Property, Plant, and Equipment as future contractual cash outflow necessary to obtain future cash inflow.

Gains or losses that arise from the sale or disposal of items of property, plant and equipment are recognized in income for the period and calculated as the difference between the sale value and the net book value.

b)                           Investment property

Investment property includes primarily land and buildings held for the purpose of earning rental income and/or for capital appreciation.

Investment property is valued at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

The breakdown of the fair value of investment property is detailed in Note 16.

c)                        Goodwill

Goodwill generated upon consolidation represents the difference between the acquisition cost and the Group’s share of the fair value of assets and liabilities, including identifiable contingent assets and liabilities of a subsidiary at the acquisition date.

Acquired assets and liabilities are temporarily valued as of the date the company takes control and reviewed within no more than a year after the acquisition date. Until the fair value of assets and liabilities is ultimately determined, the difference between the acquisition price and the book value of the acquired company is temporarily recorded as goodwill.

If goodwill is finally determined as existing in the financial statements the year following the acquisition, the prior year’s accounts, which are presented for comparison purposes, are modified to include the value of the acquired assets and liabilities and of the definitive goodwill from the acquisition date.

Goodwill generated from acquiring companies with functional currencies other than the Chilean peso is valued in the functional currency of the acquired company and converted to Chilean pesos using the exchange rate in effect as of the date of the statement of financial position.

Goodwill generated before the date of transition to IFRS, on January 1, 2004, is maintained at its net value recorded as of that date, while goodwill originated afterwards is valued at acquisition cost (see Notes 14 and 24.5).

Goodwill is not amortized; instead, at each period end the Company estimates whether any impairment has reduced its recoverable value to an amount less than the net recorded cost and, if so, it immediately adjusts for impairment (see Note 3.e).

d)                       Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition or production cost, and are subsequently valued at their cost, net of their accumulated amortization and of the impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful life, starting from the time that they are in usable condition, except for those with an indefinite useful life, which are not amortized. As of December 31, 2011, there were no significant amounts in intangible assets with an indefinite useful life.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous fiscal years are explained in letter e) of this Note.

d.1)                 Concessions

IFRIC 12 “Service Concession Agreements” provides accounting guidelines for public-to-private service concession agreements. This accounting interpretation applies if:

a)                         The grantor controls or regulates which services the operator should provide with the infrastructure, to whom it must provide them, and at what price; and

b)                         The grantor controls - through ownership, beneficial entitlement, or otherwise - any significant residual interest in the infrastructure at the end of the term of the agreement.

If both of the above conditions are met simultaneously, the consideration received by the Group for the infrastructure construction is recognized at its fair value, as either an intangible asset when the Group receives the right to charge users of the public service, as long as these charges are conditional on the degree to which the service is used; or as a financial asset when the Group has an unconditional contractual right to receive cash or other financial asset from the grantor or a third party. The Group recognizes the contractual obligations assumed for maintenance of the infrastructure during its use, or for its return to the grantor at the end of the concession agreement within the conditions specified in the agreement, as long as it does not involve an activity that generates income, in accordance with the Group’s provision accounting policy (see Note 3.l).

Finance expenses attributable to the concession agreements are capitalized based on criteria established in Note 3.a above, provided that the Group has a contractual right to receive an intangible asset. No finance expenses were capitalized during the fiscal years 2011 and 2010 (ThCh$ 1,992,733 during the 2009 fiscal year).

Additionally, during the periods ended December 31, 2011, 2010, and 2009, employee expenses directly attributable to construction in progress, amounting to ThCh$ 18,130,297, ThCh$ 18,128,254, and ThCh$ 17,007,228, respectively, were capitalized.

The subsidiaries that have recognized an intangible asset from their service concession agreements are the following:

Concession holder and operator	Country	Term	Period remaining to expiration
Ampla Energia e Serviços S.A. (*) (Distribution)	Brazil	30 years	15 years
Companhia Energética do Ceará S.A. (*) (Distribution)	Brazil	30 years	17 years
Sociedad Concesionaria Túnel El Melón S.A. (Highway infrastructure)	Chile	23 years	5 years

(*)  Considering that part of the rights acquired by our subsidiaries are unconditional, a financial asset at amortized cost has also been recognized (see Notes 3.g.1 and 7).

d.2)                 Research and development expenses

The Group follows the policy of recording the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical viability and economic returns are reasonably assured.

Expenditures on research activities are recognized as an expense in the period in which they are incurred. These expenses amounted to ChTh$ 843,403 and ThCh$ 18,404 as of December 31, 2011 and 2010, respectively. No research and development expenses were recognized in the year ending December 31, 2009.

d.3)                 Other intangible assets

These intangible assets correspond primarily to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software programs are amortized, on average, over five years. Certain easements and water rights have indefinite useful lives and are therefore not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)                            Asset impairment

During the period, and principally at period end, the Company evaluates whether there is any indication that an asset has been impaired. Should any such indication exist, the company estimates the recoverable amount of that asset to determine the amount of impairment in each case. In the case of identifiable assets that do not generate cash flows independently, the company estimates the recoverability of the Cash Generating Unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of Cash Generating Units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed routinely at each period end.

The recoverable amount is the greater amount between the fair value less the cost needed to sell and the value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of Property, plant, and equipment, goodwill and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate the value in use, the Group prepares future cash flow projections, before tax, based on the most recent budgets available. These budgets incorporate management’s best estimates of Cash Generating Units’ revenue and costs using sector projections, past experience, and future expectations.

In general, these projections cover the next ten years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.2% and 7.9%, which, in no case, are increasing nor exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the current value of money and the risk premiums generally used by analysts for the specific business activity and country involved.

The following discount rates, before tax and expressed in nominal terms, were applied in 2011 and 2010:

		2011		2010
Country	Currency	Minimum	Maximum	Minimum	Maximum
Chile	Chilean peso	8.0%	10.1%	7.5%	8.8%
Argentina	Argentine peso	15.0%	17.1%	15.0%	16.9%
Brazil	Brazilian real	9.5%	11.6%	9.6%	10.8%
Peru	Peruvian sol	7.3%	9.3%	7.9%	8.1%
Colombia	Colombian peso	8.9%	10.9%	9.6%	9.8%

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

The following procedure is used to determine the need to adjust financial assets for impairment:

•                                          In the case of commercial assets, the Group’s policy is to record impairment through an allowance account based on the age of past-due balances. This policy is generally applied except in those cases where a specific collectability analysis is recommended, such as in the case of receivables from publically owned companies.

•                                          In the case of receivables of a financial nature, impairment is determined on case-by-case basis. As of the date of issuance of these consolidated financial statements, the Company had no significant past due non-commercial financial assets

f)                             Leases

The Group applies IFRIC 4 to assess whether an agreement is or contains a lease. Leases that transfer to the lessee substantially all of the risks and rewards inherent in ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized when the agreement begins. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are divided between finance expense and principal reduction. The finance expense is recorded in the income statement and distributed over the lease term, so as to obtain a constant interest rate for each period over the balance of the debt pending amortization. The asset depreciates on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the asset depreciates over the shorter term between the useful life of the asset and the term of the lease.

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

g.1)                 Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using the equity method (see Note 12) and those held for sale (Note 11), into four categories:

•                              Trade and other current receivables and Accounts receivable from related companies: These are recorded at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncharged interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and is charged to finance income or cost over the relevant period. The effective interest rate is the discount rate that exactly matches the estimated cash flows to be received or paid over the expected life of the financial instrument (or, when appropriate, over a shorter period) to the net carrying amount of the financial asset or financial liability.

•                              Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity is accounted for at amortized cost as defined in the preceding paragraph.

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

These investments are recorded in the consolidated statement of financial position at fair value when it can be reliably determined. For interests in unlisted companies or companies with very little liquidity, normally the market value cannot be reliably determined. When this occurs, those interests are valued at acquisition cost or a lesser amount if evidence of impairment exists.

Changes in fair value, net of tax, are recorded in the consolidated statement of comprehensive income: Other comprehensive results, until the investments are disposed of, at which time the amount accumulated in this account for that investment is fully charged to the period’s profit or loss.

Should the fair value be less than the acquisition cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recorded directly in the period’s losses.

Purchases and sales of financial assets are accounted for using their trade date.

g.2)                 Cash and cash equivalents

This account within the statement of consolidated financial position includes cash and bank balances, time deposits, and other highly liquid short-term investments readily convertible to cash and which are subject to insignificant risk of changes in value.

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

In order to calculate the fair value of debt, both in the cases when it is recorded in the statement of financial position and for fair value disclosure purposes as seen in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been valued by discounting expected future cash flows with a market-interest rate curve based on the payment’s currency.

g.4)                 Derivative financial instruments and hedge accounting

Derivatives held by the Group are primarily transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value as of the date of the statement of financial position as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive value is recorded in “Trade and other current receivables,” and negative values are recorded in “Trade and other current liabilities.”

Changes in fair value are recorded directly in income except when the derivative has been designated for accounting purposes as a hedge instrument and all of the conditions established under IFRS for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recorded as follows:

•                              Fair value hedges: The underlying portion for which the risk is being hedged is valued at its fair value, as is the hedge instrument, and any changes in the value of both are recorded in the comprehensive income statement by netting the effects in the same comprehensive income statement account.

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

As a general rule, long-term commodity purchase or sale agreements are recorded in the consolidated statement of financial position at their fair value as of period end, recording any differences in value directly in income, except when all of the following conditions are met:

•                                The sole purpose of the agreement is for the Group’s own use.

•                                The Group’s future projections justify the existence of these agreements for its own use.

•                                Past experience with agreements shows that they have been utilized for the Group’s own use, except in certain isolated cases when they had to be used for exceptional reasons or reasons associated with logistical issues beyond the control and projection of the Group.

•                                The agreement does not stipulate settlement by differences and the parties do not make it a practice to settle similar contracts by differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, the electricity purchase contracts are used to make sales to end-customers, and the electricity sale contracts are used to sell the company’s own product.

The Company also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the principal contract, provided that the set is not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in the comprehensive income statement.

g.5)                 Fair value measurement and classification of financial instruments

The fair value of the various derivative financial instruments is calculated as follows:

•                              For derivatives traded on a formal market, by its quoted price as of year-end.

•                              The Group values derivatives not traded on formal markets by using discounted expected cash flows and generally accepted options valuation models, based on current and future market conditions as of year-end.

Using the procedures described, the Group classifies financial instruments at the following levels:

Level 1:    Quoted price (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3:    Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

g.6)                 Derecognition of financial assets

Financial assets are derecognized when:

•                  The contractual rights to receive cash flows related to the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more receivers.

•                  The Group has substantially transferred the risks and rewards of ownership of the financial asset, or, when it neither transfers nor retains substantially all the risks and rewards but does not retain control over the asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (see Note 3.g.1).

h)                           Investments accounted for using the equity method

Investments in associates in which the Group has significant influence are recorded using the equity method.

The equity method consists of recording the investment in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with subsidiaries plus any goodwill generated in acquiring the company. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless there is a commitment from the Group to support the company’s negative equity situation, in which case a provision is recorded.

Dividends received from these companies are deducted from the value of the investment, and any profit or loss obtained from them to which the Group is entitled based on its interest is recorded under “Share of profit (loss) of associates accounted for using equity method.”

Appendix No. 3, “Enersis Group Associated Companies,” included in these consolidated financial statements, provides information about Enersis’ relationship with each of its associates.

i)                              Inventories

Inventories are valued at their weighted average acquisition price or the net realizable value, whichever is lower.

j)                              Non-current assets held for sale and discontinued operations

The Group classifies the following as “Non-current assets held for sale”: property, plant and equipment; intangible assets; investments accounted for using the equity method and disposals groups (a group of assets to be disposed of and the liabilities directly associated with those assets), if as of the date of the consolidated financial statements, the Group has taken active measures for their sale and estimates that such a sale is highly probable.

These held-for-sale assets or disposal groups are valued at the lower of their book value or fair value less selling costs. Depreciation and amortization on these assets cease when they meet the criteria to be classified as held for sale.

Non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in these consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups classified as held for sale,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups classified as held for sale.”

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

The gains and losses from the disposal of treasury shares are recorded directly under “Equity - Retained earnings”.  As of December 31, 2011, there are no treasury shares, and no transactions with treasure shares were made during the 2011, 2010, or 2009 fiscal years.

l)                              Provisions

Obligations existing as of the date of the consolidated financial statements resulting from past events which may negatively impact the Group’s equity, and whose amount and timing of payment are uncertain, are recorded as provisions in the consolidated statement of financial position at the present value of the most likely amount that it is believed that the Group will have to disburse to settle the obligation.

Provisions are quantified using the best information available as of the date of issuance of the consolidated financial statements regarding the consequences of the event causing the provision and are re-estimated at each subsequent accounting close.

l.1)                    Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

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

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if applicable.

For each of the plans, any positive difference between the actuarial liability for past services and the plan assets is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the consolidated statement of financial position, and any negative difference is recognized under line item “Other financial assets” within non-current assets in the consolidated statement of financial position, provided that the negative difference is recoverable by the Group, usually through a reduction in future contributions and taking into consideration the limit established in IFRIC 14, “IAS 19 The limit on a defined benefit asset, minimum funding requirements, and their interaction.”

Contributions to defined contribution benefit plans are recognized as an expense in the consolidated statement of comprehensive income when the employees have rendered their services.

Actuarial gains and losses arising in the measurement of both the plan liabilities and the plan assets, including the limit in IFRIC 14, are recognized directly under “Equity - Retained earnings.”

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

Likewise, at the end of each period, balances receivable or payable in a currency other than each company’s functional currency are converted using the period-end exchange rate. Any valuation differences are recorded as “Foreign currency exchange differences” in the comprehensive income statement.

The Group has established a policy to hedge the portion of its subsidiaries’ revenue that is directly linked to variations in the US dollar by obtaining financing in this currency. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged, net of taxes, to a reserve account in equity and recorded in income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

n)                           Current / Non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items and those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items.

Should the Company have any obligations that mature in less than twelve months but can be refinanced over the long term at the Company’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations may be classified as long-term liabilities.

o)                           Income tax

Income taxes for the period are determined as the sum of current taxes from the Group’s different subsidiaries and result from applying the tax rate to the taxable base for the period, after allowable deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the book value and tax basis of assets and liabilities generate deferred tax asset and liability balances, which are calculated using tax rates expected to be in effect when the assets and liabilities are realized.

Current taxes and changes in deferred tax assets and liabilities not arising from business combinations are recorded in income or in equity in the statement of financial position, based on where the gains or losses originating them were recorded.

Deferred tax assets and tax credits are recognized only when it is likely that future tax gains will be sufficient to recover deductions for temporary differences and make use of tax credits.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from valuing investments in subsidiaries, associates and jointly-controlled companies in which the Group can control their reversal and where it is likely that they will not be reversed in the foreseeable future.

Any deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when doubts exist about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as grants.

At each accounting period close, the Company reviews the deferred taxes it has recorded, both assets and liabilities, in order to ensure they remain current and otherwise make any necessary corrections based on the results of this analysis.

p)                           Revenue and expense recognition

Revenues and expenses are recognized on an accrual basis.

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity that is not related to contributions from equity participants and that these benefits can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

Revenue associated with the rendering of services is only recognized if it can be estimated reliably, based on the stage of completion of the service rendered at the date of the statement of financial position.

The Group excludes from the revenue figure gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own account.

When goods or services are exchanged or swapped for goods or services of a similar nature, the exchange is not regarded as a revenue-generating transaction.

The Group records the net amount non-financial asset purchase or sale contracts settled for the net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Interest income (expense) is recognized at the effective interest rate applicable to the outstanding principal over the repayment period.

q)                           Earnings per share

Basic earnings per share are calculated by dividing net income attributable to owners of the Parent (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the period, excluding the average number of shares of the Parent held by the Group, if any.

During the 2011, 2010, and 2009 fiscal years, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)                            Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to its shareholders on a yearly basis, prorated by the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given Enersis’ highly fragmented share capital, as of the end of each period the amount of the dividend obligation to its shareholders is determined, net of interim dividends approved during the year, and then accounted for in “Trade and other current payables” or “Accounts payable to related companies,” as appropriate, and charged to Equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)                             Systems of share-based remunerations

When Group employees take part in remuneration plans tied to the price of Enel stock, and the cost of the plan is borne by this company, the Group records the fair value of the award as an expense for employee benefits. At the same time, an increase is recorded to equity under Other Reserves for the same amount, representing Enel’s contribution (see Note 8.3).

t)                              Cash flow statement

The cash flow statement reflects the changes in cash that took place during the period in relation to both continuing and discontinued operations, calculated using the indirect method. The following terms are used in the consolidated cash flow statements:

•                              Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

•                              Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

•                              Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents

•                              Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

4.              SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS

There are different regulations in the Latin American countries in which the Group operates. The main characteristics of each business are discussed below.

4.1                     Generation:

a) Chile

In Chile, the electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining —whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law)— as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and, finally, the recently created Ministry of Energy, which will be responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (“ChCNE”), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the Center for Renewable Energy.  The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the players in the electricity market, including electricity companies, system operators, regulators, etc.

The Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km.

The electricity industry is divided into three business segments: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. Given their characteristics, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the electricity law, which requires free access to networks and regulates rates.

Under the Chilean Electricity Law, companies engaged in generation and transmission on interconnected electrical grid must coordinate their operations through a centralizing operating agent, the Centro de Despacho Económico de Carga (CDEC), in order to operate the system at minimum cost while maintaining reliable service. For this reason, the CDEC plans and operates the system, including the calculation of the so-called “marginal cost,” which is the price assigned to CDEC-organized energy transfers occurring among power generating companies.

Therefore, a company’s decision to generate electricity is subject to the CDEC’s operation plan. On the other hand, each company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A power generating company may have the following types of customers:

(i) Regulated customers: Those residential and commercial consumers and small and medium-size businesses with a connected capacity equal to or less than 500 kW located in the concession area of a distribution company. Customers that consume from 500 kW to 2000 kW may choose to be regulated or unregulated clients. Until 2009, the transfer prices between generators and distribution companies were capped at a maximum value called the node price, which is regulated by the Ministry of Energy. Node prices are set every six months, in April and October, based on a report prepared by the CNE that takes into account projections of expected marginal costs in the system over the next 48 months for the SIC and 24 months for the SING. Beginning in 2010, and as the node price contracts begin to expire, the transfer prices between generators and distributors will be replaced by the results of regulated bidding processes, with a price cap set by the authority every six months.

(ii) Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity of over 2,000 kW. These consumers can freely negotiate prices for electrical supply with generators and/or distributors. Customers with capacity between 500 and 2,000 kW, as indicated in the preceding paragraph, have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum stay of at least four years under each pricing system.

(iii) Spot market: This represents energy and capacity transactions among generating companies that result from the CDEC’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CDEC.  In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CDEC to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Beginning in 2010 with the enactment of Law 20,018, distribution companies must have enough supply permanently available to cover their entire demand projected for a period of three years; to do so, they must carry out long-term public bidding processes.

Regarding renewable energy, in April of 2008 Law 20,257 was enacted, which encourages the use of Non-Conventional Renewable Energies. The principal aspect of this law is that at least 5% of generators’ energy sold to its customers comes from renewable sources between years 2010 and 2014.  This requirement progressively increases by 0.5% from year 2015 until 2024, when a 10% renewable energy requirement will be reached.

b) The rest of Latin America

In the other Latin American countries where the Group operates, different regulations are enforced. In general, regulations in Brazil, Argentina, Peru, and Colombia allow participation of private capital in the electricity sector, uphold free competition in electricity generation, and define criteria to avoid certain levels of economic concentration and/or market practices that may cause a decline in this activity. Unlike Chile, state-owned companies participate in the electricity sector together with private companies in the electricity generation, transmission, and distribution activities.

The participation of companies in different activities (generation, distribution, and commercial), is allowed, as long as these activities are properly separated, both from an accounting and corporate point of view. Nevertheless, the transmission sector is where the strictest restrictions are usually imposed, mainly due to its nature and the need to assure adequate access to all players.

In regards to the main characteristics of the electricity generation business, it can be said that in general, these are open markets in which private players are free to make their own investment decisions. The exceptions are: Brazil, a country which, based on the contractual needs of the distribution companies, the Ministry of Energy actively participates in the electricity system’s expansion by establishing capacity quotas by technology (separate bids for thermal, hydraulic, or renewable energies) or participates directly by organizing public bids for specific projects; and Argentina where, despite the government’s promotion of initiatives to encourage electricity investments, such as “Energia Plus,” installed capacity has not increased as much as expected. On November 25, 2010, the Ministry of Energy and the participants in the electricity generation market signed an agreement that, among other aspects, seeks to increase new generation project developments financed with funds that make up part of the outstanding debt that the Argentine government has with electricity companies.

The operation in these countries is coordinated in a centralized manner in which an independent operator coordinates the dispatch of electrical charges.  Except for Colombia, where charge dispatched is based on prices offered by the players, in the other countries charge dispatched is centralized, based on variable production costs in order to ensure the fulfillment of the demand at a minimum cost for the system. From that dispatch, the marginal cost, which defines the price for spot transactions, is determined.

Nevertheless, in Argentina and Peru to some extent there is currently intervention in setting prices in these marginal generation markets. This has occurred in Argentina since the 2002 crisis, and in Peru as a result of a recent Emergency Law enacted in 2008 that defines an idealized marginal cost, considering that no actual restrictions exist on the transportation system for gas and electricity.

In Colombia, Brazil, Peru, and Argentina, generation players are able to sell energy through contracts in the regulated or unregulated markets, and to trade their surplus/deficit on the spot market. The unregulated market is focused on the segment of large users, although the limits that define this status vary in each market. The principal differences among the markets involve how energy sales are regulated among generators and distributors and how regulated prices are established for the determination of the tariffs charged to end users.

Initially, Argentine law contemplated that the selling price charged by generators to distributors would have to be obtained from a centralized calculation of the average spot price expected for the next six months. However, after the 2002 crisis, Argentine authorities have established the price arbitrarily, forcing intervention in the marginal system and provoking a mismatch between actual generation costs and payment of the demand through distributors. Additionally, energy that can be sold by generators is limited to the demand that each generator had sold via energy contracts during the May — June 2005 period.

In Brazil, the regulated purchase price used in the determination of tariffs to end users is based on average prices of open bids, and there are separate bidding processes for existing and new energy. Bidding processes for new energy contemplate long-term generation contracts in which new generation projects must cover the growth of demand foreseen by distributors. The open bids for existing energy consider shorter contractual terms and seek to cover the distributors’ contractual needs arising from the expiry of prior contracts. Each bidding process is coordinated centrally. Authorities set maximum prices and, as a result, contracts are signed where all distributors participating in the process buy pro rata from each offering generator.

In Colombia, distributors are free to decide their supply, being able to define the conditions of public bidding processes where they acquire energy for the regulated market, and they are able to buy energy on the spot market. Prices paid by end users reflect an average of the purchase price. Since 2004, the CREG (the Colombian Energy and Gas Regulation Commission) is working on a proposal to modify the energy contracting system in the Colombian market.  Under the proposal, the existing contracting system will be modified into an electronic contract system.  This mechanism will replace the current bidding process for energy auctions with standardized commercial conditions, where contractual demand will be treated as a single aggregate demand.

In Peru, as in Chile, distributors are obligated to enter into contracts, and the legislation was amended so that public bids for energy would be based on distributor requirements. Currently, there are only a few contracts between generators and distributors that are in force at “bar price” (the equivalent of the node price in Chile), which is set on the basis of centralized calculations. However, since 2007 contracts are based on public bids. Authorities approve the terms and conditions for the bidding and set the maximum price for each bid.

With the exception of Colombia, in all the other countries there is some statute in force that promotes the use of renewable energy. In practical terms, there are no incentives or obligations similar to those in Chile that would push these renewable energy technologies to be competitive on a larger scale. Authorities are responsible for promoting specific bidding processes under special conditions in order to make these projects viable.

4.2                     Distribution:

In the five countries where the Group operates, selling prices charged to clients are based on the purchase price paid to generators plus a component associated with the value added in distribution. Regulators set this value periodically through reviews of distribution tariffs. As a result, distribution is essentially a regulated activity.

a) Chile

In Chile, the distribution value added (VAD) is established every four years. For this, the local regulator, (i.e. the CNE) classifies companies in accordance with typical areas that group companies with similar distribution costs.  A distribution company’s return on investment depends on the company’s performance compared to model company standards defined by the regulator. In April 2009, the regulator published tariff formulas which are effective for the period November 2008 through November 2012.

b) The rest of Latin America

Similarly, in Peru, the VAD is calculated every 4 years, also using a model company method based on a typical area. The tariffs for the 2009-2013 period were published in October 2009.

In Brazil, there are three types of tariff adjustments: i) Ordinary Tariff Reviews (RTO) which are conducted periodically in accordance with the provisions in the concession contracts (in Coelce every 4 years and in Ampla every 5 years); (ii) Annual adjustment (IRT); and (iii) Extraordinary Reviews.

The latest RTO for Ampla is applicable for the 2009-2014 periods and for Coelce for the 2007-2011 period. At the end of 2011, the ANEEL regulating agency issued the modifications to the tariff calculation methods used for the third round of periodic reviews; one of the major changes is the decrease in the WACC. The most recent annual adjustments made by ANEEL were in April 2010 for Coelce and in March 2011 for Ampla. Coelce’s RTO for the 2011-2015 period and the annual readjustment are in process, using the new tariff methodology for the third round, and will go into effect in April 2012.

In Colombia, the CREG established in 2008 a new methodology for calculating the rate of return applicable to compensation for distribution, as well as a new methodology for establishing the charges for regional transmission and local distribution systems use. In October 2009, the CREG published the distribution charges for Codensa for the period 2009-2013. In 2011, the CREG carried out a study of the productivity index of the sales industry and issued the final resolutions of the Sales Regulations and loss management plans. The sales charge will be reviewed in 2012.

In Argentina, tariffs were frozen after the country’s debt default in 2001.  Edesur’s tariff restructuring started in 2007 with the enforcement of the “Acta Acuerdo.” Starting in that year, tariff adjustments (positive impact in the VAD) and inflation readjustments (via the cost monitoring mechanism, MMC) have been made. The last adjustment through the application of the MMC was for May-October 2007, and MMC adjustments not transferred to tariffs for subsequent periods remain pending to date. In July 2008, increases were authorized for clients with consumption in excess of 650kWh quarterly, and in October 2008, the government approved an increase for consumption in excess of 1,000 kWh per month; this last increase is a pass-through to the generators and was suspended between June and September 2010 but restarted in October 2010. During the first few months of 2010, Edesur submitted the rate charts applying Resolution 467/08 and the complementary information requested by ENRE; the Comprehensive Tariff Review (RTI) of Edesur’s concession contract covered in the Renegotiation Agreement Accord is still pending. At the end of 2011, the Government announced a reduction in state subsidies, and a seasonal price increase was established for customers in certain businesses and industries and for some segments of residential customers in specific geographic areas.

•                                  Market for unregulated customers

In the countries where the Group operates, distributors can supply their customers under a regulated or freely agreed conditions.  The supply limitations imposed on the unregulated market are as follows:

Country	kW threshold
Argentina	> 30 kW
Brazil	> 3,000 kW
Chile	> 500 kW
Colombia	> 100 kW or 55 MWh-month
Peru	> 200 kW (*)

(*)         In April 2009, Peru established that clients between 200 and 2,500 kW could choose between the regulated and unregulated markets.

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

Additionally, in Colombia, companies that were created after 1994 cannot be vertically integrated.  Furthermore, generation companies cannot participate in a distribution company if the participation rate is greater than 25% and vice versa.  Moreover, companies in Peru need a permit from the local authority if they have an ownership interest of more than 5% in one business and want to participate in another business.

Regarding concentration in a specific sector, in Argentina and Chile, there are no specific limits that affect the vertical or horizontal integration of a company. On the other hand, in Peru, integrations are subject to authorization if such integration is 5% vertical and 15% horizontal. In Colombia, for the generation and commercialization sectors, companies cannot have a market share that exceeds 25%.  Finally in Brazil, since 2007 there have been no restrictions to generation integration.  As for distribution, there are concentration limits, both on a national and electric subsystem level. On a national level, the authorities allow a 20% concentration in both segments.  As for the electric subsystem, the limit is 35% of the North and Northeast subsystems and 25% of the South, Southeast, and Midwest subsystems.

With regard to consolidations and mergers between agents of the same segment, current regulation requires authorization from the local regulator.

•                 Access to the grid

In the countries where the Group operates, the right of access and toll or access price is regulated by the local authority.

In Peru, the toll-setting process that recognizes investments in Secondary and Complementary Transmission Systems for the period July 2006 through April 2013, and which are effective starting November 1, 2009, was concluded back in 2009.

In Chile, during 2010, local authorities developed part of the tariff process for determining the Subtransmission System’s Annual Value for the period 2011 through 2014. The CNE published the final technical report on May 13, 2011. Chilectra submitted its discrepancies to the Panel of Experts on June 3, 2011 and explained the grounds for these discrepancies in a public hearing on June 16. The Panel of Experts issued its ruling on August 8. The CNE incorporated this ruling and drew up a final technical report, which the Ministry of Energy is expected to use to publish its subtransmission tariff decree in the first quarter of 2012. The Decree will be retroactive to January 2011.

5.              CASH AND CASH EQUIVALENTS

a)                           The detail of cash and cash equivalents as of December 31, 2011, 2010, and 2009 is as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Cash and Cash Equivalents	ThCh$	ThCh$	ThCh$

Cash balances	1,287,851	279,960	2,033,228
Bank balances	269,065,858	186,975,512	280,296,850
Time deposits	398,152,529	518,742,837	631,827,134
Other fixed-income instruments	551,415,030	255,356,728	220,743,609

Total	1,219,921,268	961,355,037	1,134,900,821

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of investments. Other fixed-income investments are mainly comprised of resale agreements maturing in 30 days or less. There are no amounts of cash and cash equivalents balances held by the Group that are not available for its use.

b)                           The detail of cash and cash equivalents by currency is as follows:

	12-31-2011	12-31-2010	12-31-2009
Currency	ThCh$	ThCh$	ThCh$
Chilean peso	535,594,942	322,190,328	171,799,777
Argentine peso	27,058,157	45,357,753	28,624,735
Colombian peso	268,199,899	150,964,209	395,598,094
Brazilian real	278,155,164	309,896,646	370,793,677
Peruvian sol	38,902,348	39,467,666	21,485,345
U.S. dollar	72,010,758	93,478,435	146,599,193
Total	1,219,921,268	961,355,037	1,134,900,821

c)                            The following table shows the amounts received from the disposal of subsidiaries:

	12-31-2011	12-31-2010	12-31-2009
Disposal of subsidiaries	ThCh$	ThCh$	ThCh$
Inflow received for disposals in cash and cash equivalents	31,486,668	—	(23,744,357)
Inflow of cash and cash equivalents in entities disposed of	(18,824,434)	—	3,832,195
Assets and liabilities other than cash and cash equivalents in entities disposed of	(21,311,336)	—	12,828,632
Total consideration received for disposals (*)	(8,649,102)	—	(7,083,530)

(*)                       See Note 2.4.1

6.              OTHER FINANCIAL ASSETS

The detail of other financial assets as of December 31, 2011 and 2010 is the following:

	Balance at
	Current		Non-current
	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Other financial assets	ThCh$	ThCh$	ThCh$	ThCh$

Available-for-sale financial investments — unquoted equity securities	—	—	2,805,803	2,422,288
Available-for-sale financial investments — quoted equity securities	—	—	86,852	88,909
Post-employment benefits (Surplus) (*)	—	—	—	3,352,698
Financial assets held to maturity	—	7,735,440	20,793,960	29,461,230
Hedging derivatives (**)	748,078	64,518	12,178,355	27,212,944
Non-hedging derivatives (***)	47,504	17,551	—	91,262
Other assets	143,638	—	1,490,091	339,391
Total	939,220	7,817,509	37,355,061	62,968,722

(*)                       See Note 23.2

(**)                See Note 20.2.a

(***)         See Note 20.2.b

7.              TRADE AND OTHER RECEIVABLES

(a)           The detail of trade and other receivables as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011		12-31-2010
	Current	Non-current	Current	Non-current
Trade and other Receivables, Gross	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, gross	1,166,221,729	444,327,960	1,216,533,291	335,892,068
Trade receivables, gross	1,064,550,354	182,387,693	1,124,250,876	206,462,719
Other receivables, gross	101,671,375	261,940,267	92,282,415	129,429,349

	Balance at
	12-31-2011		12-31-2010
	Current	Non-current	Current	Non-current
Trade and other Receivables, Net	ThCh$	ThCh$	ThCh$	ThCh$

Trade and other receivables, net	977,602,388	443,328,450	1,038,098,240	319,567,960
Trade receivables, net (1)	882,853,961	181,435,318	953,663,462	190,617,091
Other receivables, net (2)	94,748,427	261,893,132	84,434,778	128,950,869

(1)                                 At December 31, 2010, this item included ThCh$ 40,398,048 corresponding to receivables due to our subsidiary Cachoeira Dourada S.A. from Compañía de Electricidade de Goiás (CELG), a state-owned entity of the State of Goiás, from previous years. CELG finally obtained the financing needed to meet its obligations, and the amounts owed were paid in December 2011.

(2)                                 The non-current portion includes the financial asset classified as loans and receivables measured at amortized cost arising from application of IFRIC 12, Service Concession Arrangements, totaling ThCh$ 212,947,609 as of December 31, 2011 and ThCh$ 122,301,426 as of December 31, 2010.

(3)                                 In general, balances in trade and other receivables do not accrue interest, except for receivables that arise through the application of IFRIC 12.

(4)                                 There are no significant trade and other receivables balances held by the Group that are not available for its use.

(5)                                 No single customer on an individual basis holds a balance that is significant in terms of the Group’s total sales or receivables.

(6)                                 Refer to Note 8.1 for detailed information on amounts, terms, and conditions associated with accounts receivable from related companies.

(b)           As of December 31, 2011 and 2010, the balance of unimpaired past due trade receivables is as follows:

	Balance at
Trade accounts receivable past due and unpaid but not impaired	12-31-2011 ThCh$	12-31-2010 ThCh$
Less than three months	81,387,613	124,589,681
Between three and six months	38,450,793	33,311,703
Between six and twelve months	30,144,689	29,193,251
More than twelve months	114,487,265	147,592,648
Total	264,470,360	334,687,283

(c)           The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Current and
Non-current
Trade receivables past due and impaired	ThCh$
Balance at January 1, 2010	165,332,661
Increases (decreases) for the year (*)	95,391,111
Amounts written off	(60,563,032)
Foreign currency translation differences	(5,401,581)
Balance at December 31, 2010	194,759,159
Increases (decreases) for the year (*)	18,649,480
Amounts written off	(7,046,353)
Foreign currency translation differences	(16,743,435)
Balance at December 31, 2011	189,618,851

(*)                      See Note 28: Depreciation, amortize ation, and impairment losses.

8.              BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Related party transactions are performed at current market conditions.

Balances and transactions between the Company and its subsidiaries and jointly controlled entities have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

8.1                       Balances and transactions with related companies

The balances of accounts receivable and payable between the Company and its non-consolidatable related companies are as follows:

a)                         Accounts receivable from related companies

							Balance at
Taxpayer ID							Current		Non-Current
No.						Term of	12-31-2011	12-31-2010	12-31-2011	12-31-2010
(RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Transaction	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	208,118	144,144	—	—
Foreign	Endesa Energía S.A.U.	Spain	Common Immediate Parent	CPs	Other services	Less than 90 days	30,857	57,725	—	—
Foreign	Endesa Latinoamérica S.A.U.	Spain	Related to Immediate Parent	US$	Expenses	Less than 90 days	26,165	26,166	—	—
Foreign	Endesa Latinoamérica S.A.U.	Spain	Related to Immediate Parent	CPs	Other services	Less than 90 days	—	27,787	—	—
Foreign	Endesa Spain	Spain	Related to Immediate Parent	US$	Other services	Less than 90 days	4,230	4,230	—	—
Foreign	Endesa Spain	Spain	Related to Immediate Parent	CH$	Other services	Less than 90 days	—	47,229	—	—
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	107	—	—	—
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	7	—	—	—
Foreign	Generalima S.A.C.	Peru	Common Immediate Parent	CH$	Other services	Less than 90 days	311,013	134,482	—	—
Foreign	Generalima S.A.C.	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	578	—	—	—
Foreign	SACME S.A.	Argentina	Associate	Ar$	Other services	Less than 90 days	630,091	312,951	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Commercial current account	Less than 90 days	23,839,664	18,413,497	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other	Less than 90 days	16,724	—	—	—
76,788,080-4	GNL Quintero S.A.	Chile	Associate	CH$	Other services	Less than 90 days	8,926,072	458,094	—	—
76,418,940-k	GNL Chile S.A.	Chile	Associate	US$	Other services	Less than 90 days	591,541	533,218	—	—
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Loans	Less than 90 days	379,862	312,084	—	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	CH$	Other services	Less than 90 days	317,563	—	—	—

		Total					35,282,592	20,471,607	—	—

b)                           Accounts payable to related companies

							Balance at
							Current		Non-Current
Taxpayer ID							12-31-2011	12-31-2010	12-31-2011	12-31-2010
No. (RUT)	Company	Country	Nature of Relationship	Currency	Description of Transaction	Term of Transaction	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Sol	Other services	Less than 90 days	995,885	858,345	—	—
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	Ar$	Dividends	Less than 90 days	130,841	127,669	—	—
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	CH$	Dividends	Less than 90 days	69,240,261	89,382,016	—	—
Foreign	Endesa Latinoamérica S.A	Spain	Related to Immediate Parent	Real	Dividends	Less than 90 days	1,207,252	—	—	—
Foreign	Endesa Latinoamérica S.A.	Spain	Related to Immediate Parent	CPs	Dividends	Less than 90 days	27,306,717	—	—	—
Foreign	Endesa Latinoamérica S.A. (1)	Spain	Related to Immediate Parent	US$	Loans	Less than one year	—	2,428,068	—	1,084,290
96,524,140-K	Empresa Electrica Panguipulli S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	182,599	—	—	—
96,880,800-1	Empresa Electrica Puyehue S.A.	Chile	Common Immediate Parent	CH$	Other services	Less than 90 days	60,659	—	—	—
Foreign	SACME	Argentina	Associate	Ar$	Other services	Less than 90 days	152,402	139,826	—	—
96,806,130-5	Electrogas S.A.	Chile	Associate	CH$	Other services	Less than 90 days	538,373	217,889	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Commercial Current Account	Less than 90 days	19,615,744	15,953,845	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Real	Services rendered	Less than 90 days	21,546,571	15,658,298	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	Ar$	Other services	Less than 90 days	3,081	3,006	—	—
Foreign	Endesa Cemsa S.A.	Argentina	Associate	CH$	Other services	Less than 90 days	68,039	—	—	—
76,418,940-k	GNL Chile S.A.	Chile	Associate	CH$	Other services	Less than 90 days	8,517,317	23,427,988	—	—
Foreign	Carboex S.A.	Spain	Common Immediate Parent	CH$	Other services	Less than 90 days	5,586,847	5,310	—	—
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentina	Associate	Ar$	Commercial Current Account	Less than 90 days	846	—	—	—
Foreign	Enel Energy Europe S.L.U.	Italy	Ultimate Controlling Party	CPs	Other services	Less than 90 days	124,977	—	—	—
Foreign	Enel Energy Europe S.L.U.	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	1,613,683	—	—	—
Foreign	Enel Energy Europe S.L.U.	Italy	Ultimate Controlling Party	Euros	Other services	Less than 90 days	13,589	—	—	—
Foreign	Enel Energy Europe S.L.U.	Italy	Ultimate Controlling Party	Real	Other services	Less than 90 days	44,705	—	—	—
Foreign	Enel Distribuzione S.p.A	Italy	Ultimate Controlling Party	CH$	Other services	Less than 90 days	4,782	—	—	—
Foreign	Enel Green Power Mexico	Mexico	Common Immediate Parent	CH$	Other services	Less than 90 days	222,468	—	—	—

		Total					157,177,638	148,202,260	—	1,084,290

(1)              The balance payable to Endesa Latinoamérica S.A.U. relates to a loan granted to Compañía de Interconexión Energética S.A. (CIEN) to purchase machinery and equipment necessary to complete the construction of its second transmission line. The loan is denominated in US dollars, bears an annual interest rate of LIBOR + 2.73% and matures in May 2012

c)                            Significant transactions and income/expense effects:

Transactions with non-consolidatable related companies and their effects in profit or loss are as follows:

Taxpayer ID No. (RUT)	Company	Country	Nature of Relationship	Description of Transaction	12-31-2011 Total ThCh$	12-31-2010 Total ThCh$	12-31-2009 Total ThCh$

Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Other operating income	57,534	162,670	—
Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Other fixed operating expenses	—	(56,482)	—
Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Energy purchases	(13,352,506)	(14,267,877)	(9,528,999)
Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Other services rendered	210,546	191,034	243,809
Foreign	Empresa Eléctrica de Piura S.A.	Peru	Common Immediate Parent	Energy sales	97,878	3,512	968,848
Foreign	Endesa Energía S.A.U.	Spain	Common Immediate Parent	Other operating income	48,844	39,585	35,352
Foreign	Endesa Latinoamérica S.A	Spain	Immediate Parent	Financial interest	118,904	(178,114)	1,533,007
Foreign	Endesa Latinoamérica S.A	Spain	Immediate Parent	Other fixed operating expenses	(4,490)	—	—
Foreign	Endesa Servicios S.A.U.	Spain	Common Immediate Parent	Other services rendered	23,148	70,331	480,584
Foreign	Endesa Servicios S.A.U.	Spain	Common Immediate Parent	Other fixed operating expenses	(1,165)	(7,380)	—
Foreign	Endesa Servicios S.A.U.	Spain	Common Immediate Parent	Other sales	75,041	127,091	—
Foreign	Eléctrica Cabo Blanco S.A.C.	Peru	Common Immediate Parent	Other services rendered	—	2,705	—
Foreign	Generalima S.A.C.	Peru	Common Immediate Parent	Other services rendered	598,940	395,480	113,001
76,418,940-k	GNL Chile S.A.	Chile	Associate	Gas consumption	(161,567,799)	(157,412,913)	—
76,418,940-k	GNL Chile S.A.	Chile	Associate	Other services rendered	39,006	—	—
76,788,080-4	GNL Quinteros S.A.	Chile	Associate	Energy sales	6,824,604	418,290	398,267
76,788,080-4	GNL Quinteros S.A.	Chile	Associate	Loans	—	—	(247,192)
76,788,080-4	GNL Quinteros S.A.	Chile	Associate	Other services rendered	—	86,563	37,651
96,976,600-0	Gestión Social S.A. (*)	Chile	Related to Director	Other services rendered	75,693	91,412	78,345
78,488,290-k	Tironi y Asociados S.A. (*)	Chile	Related to Director	Other services rendered	33,703	62,602	17,243
Foreign	SACME	Argentina	Associate	Outsourced services	(945,433)	(759,389)	(759,968)
96,880,800-1	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy purchases	(2,277,414)	(1,919,788)	—
96,880,800-2	Empresa Eléctrica Puyehue S.A.	Chile	Common Immediate Parent	Energy sales	43,114	48,042	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy purchases	(3,813,927)	(3,554,055)	—
96,524,140-K	Empresa Eléctrica Panguipulli S.A.	Chile	Common Immediate Parent	Energy sales	131,038	8,876	—
Foreign	Enel S.p.A.	Italy	Ultimate Controlling Party	Other services rendered	—	—	688,898
Foreign	Enel S.p.A.	Italy	Ultimate Controlling Party	Other sales	—	175,358	—
Foreign	Enel Energy Europe S.L.U.	Italy	Ultimate Controlling Party	Other services rendered	1,389,272	—	—
96,806,130-5	Electrogas S.A.	Chile	Associate	Gas transportation tolls	(2,914,936)	(2,814,618)	(1,239,471)
Foreign	Carboex S.A.U.	Spain	Common Immediate Parent	Other services rendered	(39,042,866)	—	—
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentina	Associate	Other financial income	286,516	—	—
Foreign	Termoeléctrica José de San Martín S.A.	Argentina	Associate	Other financial income	211,530	—	—
Foreign	ENEL Green Power Mexico	Mexico	Common Immediate Parent	Other services rendered	19,216	—	—
Foreign	PH Chucas Costa Rica	Costa Rica	Common Immediate Parent	Other services rendered	419,356	—	—
76,583,350-7	Konecta Chile S.A.	Chile	Associate	Loans	—	—	49,992
76,583,350-8	Konecta Chile S.A.	Chile	Associate	Other variable expenses	—	(22,179)	—
76,583,350-7	Konecta Chile S.A.	Chile	Associate	Other services rendered	29,788	170,762	3,028

				Total	(213,186,865)	(178,938,482)	(7,127,605)

Transfers of short-term funds between related companies are treated as current cash transactions, with associated variable interest rates based on market conditions. The resulting amounts receivable or payable are usually at 30 days term, with automatic rollover for the same term and amortization in line with cash flows.

(*)   Companies with a connection to Enersis Director Eugenio Tironi Barrios. As of December 31, 2011, balance pending payment to the company Sociedad Gestión Social S.A. is ThCh$ 4,119. At the end of the 2010 fiscal year, the balance payable was ThCh$ 17,097.

8.2                       Board of Directors and key management personnel

Enersis is managed by Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors was elected at the Ordinary Shareholders Meeting held on April 26, 2011. The Chairman, Vice Chairman, and Secretary were designated at the Board meeting held on April 27, 2011.

a)                            Accounts receivable and payable and other transactions

•                               Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members of the Board of Directors and key management personnel.

•                               Other transactions

No other transactions have taken place between the Company and the members of the Board of Directors and key management personnel.

b)                            Compensation for Directors.

In accordance with Article 33 of Law No.18,046 governing stock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of Enersis S.A.

The remuneration consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to Shareholders of the company). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The remuneration breaks down as follows:

•                                    101 UF as a fixed monthly fee, and

•                                    66 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the remuneration for the Chairman of the Board will be twice that of a Director, and the compensation of the Vice Chairman will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2011.

If any Director of Enersis S.A. is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enersis S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards.

The Executive Officers of Enersis S.A. and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of Enersis S.A. Nevertheless, the executives may receive such compensation or per diem provided it is authorized as payment in advance of the variable portion of their remuneration received from the respective companies by which the executives are employed.

Directors Committee:

Each member of the Directors Committee will receive a variable remuneration equal to 0.11765 thousandth of the profit for the year (attributable to owners of parent). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This remuneration is broken down as follows:

•                  38.00 UF as a fixed monthly fee, and

•                  18.00 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ending December 31, 2011.

The following tables show details of the compensation paid to the members of the Board of Directors as of December 31, 2011 and 2010:

			12-31-2011
Taxpayer ID No. (RUT)	Name	Position	Period in Position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2011	80,062	—	—	—
Foreign	Andrea Brentan (1)	Vice Chairman	January - December 2011	—	—	—	—
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2011	39,256	—	—	—
5,719,922-9	Leonidas Vial Echeverría (2)	Director	January - December 2011	40,031	—	13,018	—
6,429,250-1	Rafael Fernández Morandé (2)	Director	January - December 2011	40,031	—	13,410	—
4,132,185-7	Hernán Somerville Senn	Director	January - December 2011	40,031	—	13,410	—
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2011	40,031	—	—	—

	TOTAL			279,442	—	39,838	—

			12-31-2010
Taxpayer ID No. (RUT)	Name	Position	Period in Position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2010	55,023	—	759	—
48,070,966-7	Rafael Miranda Robredo	Director	January - December 2010	27,511	—		—
5,719,922-9	Leonidas Vial Echeverría (2)	Director	April - December 2010	19,138	—	6,638	—
6,429,250-1	Rafael Fernández Morandé (2)	Director	April - December 2010	19,138	—	6,638	—
4,132,185-7	Hernán Somerville Senn	Director	January - December 2010	26,743	—	8,665	1,520
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2010	26,750	—	764	—
5,206,994-7	Patricio Claro Grez (3)	Director	January - April 2010	8,373	—	2,284	1,520

	TOTAL			182,676	—	25,748	3,040

			12-31-2009
Taxpayer ID No. (RUT)	Name	Position	Period in Position	Enersis Board ThCh$	Board of Subsidiaries or Associates ThCh$	Directors Committee ThCh$	Auditing Committee ThCh$
5,710,967-K	Pablo Yrarrázaval Valdés	Chairman	January - December 2009	55,012	—	8,388	—
48,070,966-7	Rafael Miranda Robredo	Vice Chairman	January - December 2009	35,855	—	—	—
48,077,275-K	Pedro Larrea Paguaga	Director	January - July 2009	16,856	—	—	—
4,132,185-7	Hernán Somerville Senn	Director	January - December 2009	28,280	—	9,163	3,824
5,715,860-3	Eugenio Tironi Barrios	Director	January - December 2009	28,279	—	—	—
5,206,994-7	Patricio Claro Grez	Director	January - December 2009	28,280	—	9,163	3,824
4,108,103-1	Juan Eduardo Errázuriz Ossa	Director	January - October 2009	23,698	—	—	3,061

	TOTAL			216,260	—	26,714	10,709

(1)               Mr. Andrea Brentan waived the fees and allowances due him as company Director.

(2)               Director since April 27, 2010.

(3)               Director until April 27, 2010.

c)                            Guarantees established by the Company in favor of the Directors

No guarantees have been given to the directors

8.3                       Compensation for key management personnel

a)                            Compensation received by key management personnel

Key Management Personnel

Taxpayer ID No. (Rut)	Name	Position
22,298,662-1	Ignacio Antoñanzas Alvear	Chief Executive Officer
23,535,550-7	Massimo Tambosco (1)	Deputy Chief Executive Officer
9,574,296-3	Alfredo Ergas Segal	Chief Financial Officer
14,710,692-0	Angel Chocarro García	Accounting Officer
22,357,225-1	Ramiro Alfonsín Balza	Planning and Control Officer
23,363,734-3	Urrea Gómez Alba Marina (2)	Internal Audit Officer
7,006,337-9	Francisco Silva Bafalluy (3)	General Services Officer
11,470,853-4	Juan Pablo Larraín Medina	Communications Officer
23,014,537-7	Carlos Niño Forero (4)	Human Resources Officer
7,706,387-0	Eduardo Lopez Miller (2)	Procurement Officer
6,973,465-0	Domingo Valdés Prieto	General Counsel

(1)        Since October 1, 2010

(2)        Since April 1, 2010

(3)        Until November 2010 as Human Resources Officer and since December 1, 2010 as Regional General Services Officer

(4)        Since December 1, 2010

Compensation paid to key management personnel totaled ThCh$ 3,458,934 as of December 31, 2011 (ThCh$ 2,695,060 as of December 31, 2010). This compensation includes the salaries paid and an estimate of the accrued short-term (annual bonuses) and long-term (severance indemnities payment) benefits.

Incentive plans for key management personnel

Enersis has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Group. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross remunerations.

b)                            Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

8.4                       Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the price of Enersis stock.

However, certain key Enersis personnel benefit from one of the Enel remuneration plans that is based on the price of its stock.  The cost of this plan is borne by Enel and does not give rise to any payment obligations for Enersis. The main features of this plan are the following:

Restricted share units plan from 2008:

This plan is aimed at Enel Group executives, and its beneficiaries are divided into brackets.  The basic number of units granted to each beneficiary was determined on the basis of the average gross annual compensation of the bracket, as well as the price of Enel shares at the start of the period covered by the plan (January 2, 2008). The right to exercise the units is subordinate to the condition that the executives concerned remain employed within the Group, with a few exceptions.

The plan establishes a suspensory operational objective (a “hurdle target”) as follows:

i)                         For the first 50% of the basic number of units granted, Group EBITDA for 2008-2009, calculated on the basis of the amounts specified in the budgets for those years; and

ii)                      For the remaining 50% of the basic number of units granted, Group EBITDA for 2008-2010, calculated on the basis of the amounts specified in the budgets for those years

If the hurdle target, as described above, is achieved, the actual number of units that can be exercised by each beneficiary is determined on the basis of a performance objective represented by:

i)                         For the first 50% of the basic number of units granted, a comparison on a total shareholders’ return basis — for the period from January 1, 2008 to December 31, 2009 — between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

ii)                      For the remaining 50% of the basic number of units granted, a comparison on a total shareholders’ return basis — for the period from January 1, 2008 to December 31, 2010 — between the performance of ordinary Enel shares on the Italian stock exchange and that of a specific reference index.

The number of units that can be exercised may vary up or down with respect to the basic unit granted by a percentage amount of between 0% and 120% as determined on the basis of a specific performance scale.

If the hurdle target is not achieved in the first two-year period, the first tranche of 50% of the units granted may be recovered if the same hurdle target is achieved over the longer three-year period indicated above. It is also possible to extend the validity of the performance level registered in the 2008-2010 period to the 2008-2009 period.

Depending on the degree to which both objectives are met, of the total number of units granted, 50% may be exercised from the second year subsequent to the year in which they were granted, and the remaining 50% as from the third year subsequent to the year in which they were granted.  The deadline for exercising all the units is the sixth year subsequent to the year in which they were granted.

The following table summarizes the plan’s evolution.

	Number of Restricted Share Units
Restricted units granted December 31, 2008	2,700
Restricted units expired in 2009	—
Restricted units pending at December 31, 2009	2,700
Restricted units expired in 2010	—
Restricted units exercised in 2010	—
Restricted units pending at December 31, 2010	2,700
Restricted units pending at January 1, 2011 (with a revaluation of 120%)	3,240
Restricted units exercised in the first half of 2011	3,240	(*)
Restricted units pending at December 31, 2011	—

(*)   The fiscal year value of the restricted share units was €13,683.

Using the accounting criterion described in Note 3.s, Enersis simultaneously recognized a personnel expense and an equity increase for € 1,614 (ThCh$ 1,094). This amount corresponds to the accrued value during the period in which key personnel involved in this plan provided services to Enersis.

9.              INVENTORIES

The detail of inventories as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011	12-31-2010
Classes of Inventory	ThCh$	ThCh$

Goods	2,575,623	691,241
Supplies for production	52,637,681	36,711,384
Other inventories (*)	22,712,240	25,249,079

Total	77,925,544	62,651,704

Detail of other inventories
(*) Other inventories	22,712,240	25,249,079
Supplies for projects and spare parts	9,817,787	7,332,861
Electric supplies	12,894,453	17,916,218

There are no inventories pledged as security for liabilities.

As of December 31, 2011, the figure for raw materials and supplies recognized as an expense was ThCh$ 742,639,363 (ThCh$ 672,038,103 and ThCh$ 580,237,613 as of December 31, 2010 and 2009, respectively). See Note 26.

As of December 31, 2011, 2010, and 2009, no inventories have been written down.

10.       CURRENT TAX RECEIVABLES AND PAYABLES

The detail of current tax receivables as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011	12-31-2010
Tax Receivables	ThCh$	ThCh$

Monthly provisional tax payments	84,429,230	72,580,350
VAT tax credit	39,192,265	29,618,364
Tax credit for absorbed profits	8,067,408	14,672,543
Tax credit for training expenses	7,040	242,796
Other	10,131,741	20,873,288

Total	141,827,684	137,987,341

The detail of current tax payables as of December 31, 2011 and 2010 is as follows:

	Balance at
	12-31-2011	12-31-2010
Tax Payables	ThCh$	ThCh$

Income tax payable	104,420,761	72,454,199
VAT tax charge	45,054,989	36,856,368
Stamp taxes	136	733
Provision for taxes	6,096,210	1,583,669
Other	80,281,146	36,771,686

Total	235,853,242	147,666,655

11.       NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE

During the fourth quarter of 2009, the Board of Directors of Enersis authorized the sale of the subsidiaries Compañía Americana de Multiservicios S.A. (CAM) and Synapsis Soluciones y Servicios IT Ltda. (Synapsis), as they were considered “non-core” businesses. The sale process included at first an internal verification of the market and the hiring of financial advisors to provide assistance in the sale process.  Once offers were received, they were submitted to the Board so that it could make the final decision about the sale and its specific conditions.

The potential sale of CAM was considered to be highly probable as of the end of 2009. As for Synapsis, such consideration was taken into account as of September 2010. After those dates, the Company applied IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5) to account for these transactions.

CAM and Synapsis provide services in the five countries where Enersis operates in Latin America, i.e. Chile, Argentina, Brazil, Colombia, and Peru. CAM is present with its products and services throughout the electric cycle, including provision, materials logistics, construction and startup of electric projects, certification of equipment, and measurement of final consumption. On the other hand, Synapsis is a company that provides information technology services.  It specializes in defining strategies companies can use and helping them select software that satisfies their business needs.  Synapsis also designs the infrastructure of the services that will be provided and the methodology to be used, as well as other services.

On December 20, 2010, the Board of Directors of Enersis accepted the offers received to purchase its entire interests in CAM and Synapsis. The CAM offer was presented by Graña y Montero S.A.A, a Peruvian company that offered US$ 20 million, an amount which, after a price adjustment and contractual compensations, was reduced to US$ 14.2 million.  As for Synapsis, Riverwood Capital L.P., a company domiciled in the United States of America, presented a US$ 52 million offer to purchase Synapsis, which will be paid upon the closing of the sales transaction. The sale of CAM was closed on February 24, 2011, and the Synapsis sale was finalized on March 1, 2011 (see Note 2.4.1).

As described in Note 3 j), non-current assets and disposal groups held for sale have been recorded at the lower of book value or fair value less selling costs.  The impact of this treatment was to record an additional impairment on CAM’s net assets as of December 31, 2010 in the amount of ThCh$ 14,881,960, which accumulates to a total impairment of ThCh$ 36,797,809 related to CAM as of December 31, 2010 (ThCh$ 21,915,849 as of December 31, 2009), which was calculated based on the sales price received

Results of operations on these companies prior to sale in 2011 were not significant. The detail of the assets and liabilities classified as held for sale as of December 31, 2010 is as follows:

ASSETS	Dec. 2010 ThCh$

CURRENT ASSETS	47,201,981
Cash and cash equivalents	9,495,181
Other current non-financial assets	1,250,133
Trade and other receivables	22,976,361
Inventories	7,439,747
Current tax assets	6,040,559

NON-CURRENT ASSETS	26,691,309
Other non-current financial assets	53,909
Other non-current non-financial assets	547,349
Non-current receivables	2,367,103
Intangible assets other than goodwill	1,461,938
Property, plant, and equipment, net	19,130,668
Deferred taxes	3,130.342

TOTAL ASSETS	73,893,290

LIABILITIES	Dec. 2010 ThCh$

CURRENT LIABILITIES	56,007,440
Other current financial liabilities	6,210,788
Trade and other payables	28,912,663
Other short-term provisions	11,739,296
Other current non-financial liabilities	9,144,693

NON-CURRENT LIABILITIES	8,622,949
Other non-current financial liabilities	837,446
Deferred taxes	4,171,839
Non-current provisions for employee benefits	2,582,969
Other non-current non-financial liabilities	1,030,695

TOTAL LIABILITIES	64,630,389

12.       INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD, AND JOINTLY-CONTROLLED COMPANIES

12.1              Equity method accounted investments

a.                           The following tables present the changes in shareholders’ equity of the Group’s equity method investments during the 2011 and 2010 fiscal years:

Taxpayer ID No. (RUT)	Movements in Investments in Associates	Country	Currency	Ownership Interest	Balance at 01/01/2011 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2011 ThCh$	Negative Equity Provision ThCh$	Balance at 12-31-2011 ThCh$

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	42.50%	3,827	4,159,992	(4,142,727)	918,611	8,793,697	9,733,400	—	9,733,400
96,889,570-2	Inversiones Electrogas S.A.	Chile	Chilean peso	42.50%	8,089,685	—	—	—	(8,089,685)	—	—	—
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	2,883,633	4,055,771	—	66,992	(15,880,240)	(8,873,844)	8,873,844	—
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,094,078	249,673	—	84,729	—	3,428,480	—	3,428,480
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	30,151	468	—	763	—	31,382	—	31,382
76,583,350-7	Konecta Chile S.A.	Chile	Chilean peso	26.20%	278	—	—	—	(278)	—	—	—
				TOTAL	14,101,652	8,465,904	(4,142,727)	1,071,095	(15,176,506)	4,319,418	8,873,844	13,193,262

Taxpayer ID No. (RUT)	Movements in Investments in Associates	Country	Currency	Ownership Interest	Balance at 01/01/2010 ThCh$	Share of Profit (Loss) ThCh$	Dividends Declared ThCh$	Foreign Currency Translation ThCh$	Other Comprehensive Income ThCh$	Balance at 12-31-2010 ThCh$	Negative Equity Provision ThCh$	Balance at 12-31-2010 ThCh$

96,806,130-5	Electrogas S.A. (1)	Chile	U.S. dollar	0.02%	3,775	1,867	(1,635)	(180)	—	3,827	—	3,827
96,889,570-2	Inversiones Electrogas S.A.	Chile	Chilean peso	42.50%	7,818,937	3,352,867	(3,186,199)	104,080	—	8,089,685	—	8,089,685
76,788,080-4	GNL Quintero S.A.	Chile	U.S. dollar	20.00%	10,127,465	(2,542,879)	—	(569,597)	(4,131,356)	2,883,633	—	2,883,633
Foreign	Endesa Cemsa S.A.	Argentina	Argentine peso	45.00%	3,297,780	202,973	—	(406,675)	—	3,094,078	—	3,094,078
Foreign	Sacme S.A.	Argentina	Argentine peso	50.00%	33,226	911	—	(3,986)	—	30,151	—	30,151
76,583,350-7	Konecta Chile S.A.	Chile	Chilean peso	26.20%	278	—	—	—	—	278	—	278
				TOTAL	21,281,461	1,015,739	(3,187,834)	(876,358)	(4,131,356)	14,101,652	—	14,101,652

(1)               On November 16, 2011, the company Electrogas S.A. merged with the company Inversiones Electrogas S.A.

b.                            As of December 31, 2011 and December 31, 2010 no changes in ownership interest in our investment associates have occurred.

c.                             Additional financial information about investments in associates

•                               Investments with significant influence

The following tables show summarized information from the Financial Statements of the main investments in associates where the Group has significant influence, including the aggregated amounts of assets, liabilities, revenues, expenses, and profit or loss as of December 31, 2011 and December 31, 2010.

	December 31, 2011
Investments with significant influence	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	49,705,466	820,787	42,907,410	—	3,423,785	(2,868,957)	554,828
GNL Quintero S.A.	20.00%	112,362,755	600,607,534	76,192,955	681,146,225	95,676,650	(75,397,751)	20,278,899
Electrogas S.A.	42.50%	2,688,608	44,772,738	9,510,888	15,048,487	17,218,630	(7,430,408)	9,788,222

	December 31, 2010
Investments with significant influence	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Endesa Cemsa S.A.	45.00%	42,063,375	710,433	35,898,080	—	3,631,967	(3,180,916)	451,051
Inversiones Electrogas S.A.	42.50%	—	19,034,552	—	—	8,053,180	(164,082)	7,889,098
GNL Quintero S.A.	20.00%	43,182,432	548,261,034	15,642,419	561,382,881	46,342,847	(59,057,243)	(12,714,396)
Electrogas S.A.	0.02125%	6,145,145	36,271,189	8,307,494	16,098,755	15,575,506	(6,788,817)	8,786,689

Appendix No.3 to these consolidated financial statements provides information on the main activities of our associate companies and the ownership interest the Group holds in them.

None of our associates have published price quotations.

12.2              Jointly controlled companies

The following tables set out summarized information from the financial statements of the main jointly controlled companies that are reported using proportional consolidation as of December 31, 2011 and December 31, 2010.

	December 31, 2011
Jointly controlled companies	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	—	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
GasAtacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676
Distribuidora Eléctrica de Cundinamarca S.A. E.S.P.	48.99%	19,310,231	95,221,154	21,878,731	35,202,359	67,811,590	(61,233,568)	6,578,022

	December 31, 2010
Jointly controlled companies	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	7,609,649	99,469,947	7,655,622	642,418	—	(7,186,862)	(7,186,862)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,226,372	9,502,126	1,730,150	943,702	2,122,132	(1,196,978)	925,154
GasAtacama S.A.	50.00%	111,484,190	291,968,048	138,310,532	43,440,220	334,321,296	(294,331,806)	39,989,490
Sistemas Sec S.A. (*)	49.00%	4,948,616	6,402,040	4,057,366	3,793,979	5,420,246	(5,074,838)	345,408
Distribuidora Eléctrica de Cundinamarca S.A. E.S.P.	48.99%	22,106,093	95,012,672	25,746,539	29,366,858	71,377,710	(63,501,842)	7,875,868

(*)                              Company belonging to the CAM Group. See Note 2.4.1 and Note 11.

13.       INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 are detailed as follows:

Intangible Assets, Net	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Net	1,467,398,214	1,452,586,405
Easements and water rights	26,462,064	24,444,264
Concessions	1,376,286,402	1,352,756,775
Development costs	10,282,488	10,262,982
Patents, registered trademarks, and other rights	2,363,933	2,023,121
Computer software	48,745,282	58,255,724
Other identifiable intangible assets	3,258,045	4,843,539

Intangible Assets, Gross	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Gross	2,361,625,560	2,257,171,663
Easements and water rights	33,067,875	31,480,016
Concessions	2,152,351,766	2,038,188,016
Development costs	17,698,378	18,875,653
Patents, registered trademarks, and other rights	9,237,477	9,025,123
Computer software	139,315,361	148,061,864
Other identifiable intangible assets	9,954,703	11,540,991

Accumulated Amortization and Impairment	12-31-2011 ThCh$	12-31-2010 ThCh$

Accumulated Amortization and Impairment, Total	(894,227,346)	(804,585,258)
Easements and water rights	(6,605,811)	(7,035,752)
Concessions	(776,065,364)	(685,431,241)
Development costs	(7,415,890)	(8,612,671)
Patents, registered trademarks, and other rights	(6,873,544)	(7,002,002)
Computer software	(90,570,079)	(89,806,140)
Other identifiable intangible assets	(6,696,658)	(6,697,452)

The reconciliation of the carrying amounts of intangible assets for the 2011 and 2010 fiscal years is as follows:

Year ended December 31, 2011

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2011	10,262,982	24,444,264	1,352,756,775	2,023,121	58,255,724	4,843,539	1,452,586,405
Movements in identifiable intangible assets
Additions	2,897,310	500,709	173,836,828	718,039	13,095,987	22,860	191,071,733
Disposals	(813,771)	—	(8,618,410)	—	(182,691)	(20,853)	(9,635,725)
Amortization (*)	(1,044,292)	(341,988)	(88,675,941)	(1,379,500)	(10,797,238)	(442,587)	(102,681,546)
Foreign currency translation differences	517,527	276,864	(17,416,448)	98,355	1,325,759	161,688	(15,036,255)
Other increases (decreases)	(1,537,268)	1,582,215	(35,596,402)	903,918	(12,952,259)	(1,306,602)	(48,906,398)
Total movements in identifiable intangible assets	19,506	2,017,800	23,529,627	340,812	(9,510,442)	(1,585,494)	14,811,809

Closing balance in identifiable intangible assets at 12/31/2011	10,282,488	26,462,064	1,376,286,402	2,363,933	48,745,282	3,258,045	1,467,398,214

(*)                              See Note 28, Depreciation, amortization, and impairment loss.

Year ended December 31, 2010

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2010	12,330	24,077,874	1,357,976,679	6,844,249	52,003,080	5,208,033	1,446,122,245
Movements in identifiable intangible assets
Additions	854,638	1,257,221	250,062,078	—	19,185,187	3,201,990	274,561,114
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	—	(2,176,053)	(216,865)	(2,392,918)
Disposals	—	—	(13,311,084)	—	(121,912)	—	(13,432,996)
Amortization	(1,322)	(370,817)	(94,009,562)	—	(12,177,319)	(4,417,989)	(110,977,009)
Foreign currency translation differences	(243,935)	(320,358)	(66,056,947)	(1,932)	(589,717)	254	(67,212,635)
Other increases (decreases)	9,641,271	(199,656)	(81,904,389)	(4,819,196)	2,132,458	1,068,116	(74,081,396)
Total movements in identifiable intangible assets	10,250,652	366,390	(5,219,904)	(4,821,128)	6,252,644	(364,494)	6,464,160

Closing balance in identifiable intangible assets at 12/31/2010	10,262,982	24,444,264	1,352,756,775	2,023,121	58,255,724	4,843,539	1,452,586,405

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow recovery of the carrying amount of these assets recorded as of December 31, 2011 (see Note 3.e).

As of December 31, 2011 and 2010, the Company does not have significant intangible assets with an indefinite useful life.

14.       GOODWILL

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and movements for the years ended December 31, 2011 and 2010:

Company	Opening Balance at 01/01/2010 ThCh$	Foreign Currency Translation ThCh$	Closing Balance at 12/31/2010 ThCh$	Impairment Loss Accounted for in Income Statement ThCh$	Foreign Currency Translation ThCh$	Closing Balance at 12/31/2011 ThCh$

Empresa Distribuidora Sur S.A. (*)	9,874,383	(1,161,106)	8,713,277	(8,931,451)	218,174	—
Ampla Energia e Serviços S.A.	247,628,585	(7,897,598)	239,730,987	—	(3,207,683)	236,523,304
Investluz S.A.	125,801,783	(4,012,172)	121,789,611	—	(1,629,587)	120,160,024
Empresa Eléctrica de Colina Ltda.	2,240,478	—	2,240,478	—	—	2,240,478
Compañía Distribuidora y Comercializadora de Energía S.A.	10,748,633	(212,190)	10,536,443	—	1,053,186	11,589,629
Empresa Eléctrica Pangue S.A.	3,139,337	—	3,139,337	—	—	3,139,337
Endesa Costanera S.A. (**)	6,023,583	(708,301)	5,315,282	(5,448,372)	133,090	—
Hidroeléctrica el Chocón S.A.	14,176,409	(1,666,976)	12,509,433	—	313,227	12,822,660
Compañía Eléctrica San Isidro S.A.	1,516,768	—	1,516,768	—	—	1,516,768
Empresa de Energía de Cundinamarca S.A.	7,497,542	(149,075)	7,348,467	—	734,527	8,082,994
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	40,516,247	(2,010,631)	38,505,616	—	6,005,693	44,511,309
Centrais Elétricas Cachoeira Dourada S.A.	91,330,028	(3,426,563)	87,903,465	—	(1,176,179)	86,727,286
Edegel S.A.A.	75,920,260	(2,989,192)	72,931,068	—	10,848,527	83,779,595
Emgesa S.A. E.S.P.	4,769,025	(95,607)	4,673,418	—	467,264	5,140,682
Chilectra S.A.	128,374,362	—	128,374,362	—	—	128,374,362
Empresa Nacional de Electricidad S.A.	731,782,459	—	731,782,459	—	—	731,782,459
Inversiones Distrilima S.A.	12,051	(598)	11,453	—	1,786	13,239

Total	1,501,351,933	(24,330,009)	1,477,021,924	(14,379,823)	13,762,025	1,476,404,126

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units to which the acquired goodwill has been allocated allow recovery of its carrying value as of December 31, 2011 and 2010 (see Note 3.e).

(*)               See Note 15.d) viii

(**)             See Note 34.3

15.       PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment as of December 31, 2011 and December 31, 2010 are as follows:

	12-31-2011	12-31-2010
Classes of Property, Plant, and Equipment, Net	ThCh$	ThCh$

Property, Plant, and Equipment, Net	7,242,731,006	6,751,940,655
Construction in progress	1,072,203,347	810,013,619
Land	103,166,702	122,864,336
Buildings	103,542,090	103,735,435
Plant and equipment	5,864,732,615	5,613,164,538
Fixtures and fittings	71,886,276	74,513,233
Other	27,199,976	27,649,494

	12-31-2011	12-31-2010
Classes of Property, Plant, and Equipment, Gross	ThCh$	ThCh$

Property, Plant, and Equipment, Gross	12,611,068,947	11,526,132,674
Construction in progress	1,072,203,347	810,013,619
Land	103,166,702	122,864,336
Buildings	181,206,892	185,815,964
Plant and equipment	11,016,684,462	10,166,489,832
Fixtures and fittings	203,946,217	203,665,511
Other	33,861,327	37,283,412

Classes of Accumulated Depreciation and Impairment, Property, Plant, and Equipment	12-31-2011 ThCh$	12-31-2010 ThCh$

Accumulated Depreciation and Impairment, Property, Plant, and Equipment, Total	(5,368,337,941)	(4,774,192,019)
Buildings	(77,664,802)	(82,080,529)
Plant and equipment	(5,151,951,847)	(4,553,325,294)
Fixtures and Fittings	(132,059,941)	(129,152,278)
Other	(6,661,351)	(9,633,918)

The reconciliation of the carrying amounts of property, plant and equipment for the 2011 and 2010 fiscal years is as follows:

Changes in 2011	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2011	810,013,619	122,864,336	103,735,435	5,613,164,538	74,513,233	27,649,494	6,751,940,655
Changes
Additions	512,145,923	601,827	560,334	26,297,088	8,744,381	228	548,349,781
Retirements	(894,857)	(27,495)	(11,695)	(1,478,364)	(276,423)	—	(2,688,834)
Depreciation expense (*)	(47,084)	—	(4,917,847)	(292,351,527)	(23,896,598)	(1,005,434)	(322,218,490)
Impairment loss recognized in Consolidated Statement of Comprehensive Income (*)	—	—	—	(106,449,843)	—	—	(106,449,843)
Foreign currency translation differences	19,527,280	4,656,121	4,175,863	318,631,910	14,856,991	196,655	362,044,820
Other increases (decreases)	(268,541,534)	(24,928,087)	—	306,918,813	(2,055,308)	359,033	11,752,917
Total changes	262,189,728	(19,697,634)	(193,345)	251,568,077	(2,626,957)	(449,518)	490,790,351
Closing balance at December 31, 2011	1,072,203,347	103,166,702	103,542,090	5,864,732,615	71,886,276	27,199,976	7,242,731,006

(*)                             See Note 28, Depreciation, amortization, and impairment losses.

Changes in 2010	Construction in Progress ThCh$	Land ThCh$	Buildings, Net ThCh$	Plant and Equipment, Net ThCh$	Fixtures and Fittings, Net ThCh$	Other Property, Plant, and Equipment, Net ThCh$	Property, Plant, and Equipment, Net ThCh$
Opening balance at January 1, 2010	710,996,813	105,539,626	537,134,153	5,304,578,506	9,551,749	196,270,395	6,864,071,242
Changes
Additions	396,969,270	—	—	—	—	—	396,969,270
Disposals	(56,851)	(386,262)	(43,444)	(1,402,931)	(270)	(75,990)	(1,965,748)
Transfers to (from) non-current assets and disposal groups held for sale	(3,390,701)	(172,020)	(1,442,144)	(8,436,203)	(7,257,038)	(2,136,836)	(22,834,942)
Depreciation expense	—	—	(17,163,012)	(312,401,602)	(3,851,776)	(4,623,876)	(338,040,266)
Impairment loss recognized in Consolidated Statement of Comprehensive Income	—	—	—	(1,340,235)	—	—	(1,340,235)
Foreign currency translation differences	(12,614,659)	(3,009,524)	(27,306,886)	(112,553,429)	(633,677)	(5,903,177)	(162,021,352)
Other increases (decreases)	(281,890,253)	20,892,516	(387,443,232)	744,720,432	76,704,245	(155,881,022)	17,102,686
Total changes	99,016,806	17,324,710	(433,398,718)	308,586,032	64,961,484	(168,620,901)	(112,130,587)
Closing balance at December 31, 2010	810,013,619	122,864,336	103,735,435	5,613,164,538	74,513,233	27,649,494	6,751,940,655

Additional information on property, plant and equipment, net

a)                           Main investments

Material investments in the electricity generation business include developments in the program to create new capacity.

A particularly important project in Chile is the construction of the Bocamina II Coal-fired Thermal Power Plant, with capacity of 370 MW.

In Colombia, the Central Hidráulica El Quimbo, a hydroelectric dam with 400 MW of installed capacity and an average annual generation of some 2,216 GWH, is currently under construction.

b)                           Finance leases

As of December 31, 2011 and December 31, 2010, property, plant and equipment includes ThCh$ 137,092,811 and ThCh$ 129,749,447 respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

	12-31-2011			12-31-2010
	Gross ThCh$	Interest ThCh$	Present Value ThCh$	Gross ThCh$	Interest ThCh$	Present Value ThCh$
Less than one year	15,954,189	2,145,937	13,808,252	12,311,927	2,117,942	10,193,985
From one to five years	39,105,238	5,827,660	33,277,578	40,900,311	8,856,066	32,044,245
More than five years	27,619,488	2,457,926	25,161,562	32,304,929	3,209,115	29,095,814
Total	82,678,915	10,431,523	72,247,392	85,517,167	14,183,123	71,334,044

Leasing assets relate primarily to:

1.                          Endesa Chile S.A.: lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Endesa Chile and Abengoa Chile S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

2.                          Edegel S.A.A.: lease agreements to finance the project of converting the Ventanilla thermoelectric plant to a combined cycle plant.  The agreements were signed between Edegel S.A. and the financial institutions BBVA - Banco Continental, Banco de Crédito del Perú, Citibank del Peru, and Banco Internacional del Peru - Interbank.  These agreements have an average term of 8 years and bear interest at an annual rate of Libor + 2.5% as of December 31, 2011.

The company also has an agreement with Scotiabank, which financed the construction of a new open cycle plant at the Santa Rosa Plant. This agreement has a term of 9 years and bears interest an annual rate of Libor + 1.75%.

c)                            Operating leases

The consolidated statements of income at December 31, 2011, 2010, and 2009 include ThCh$ 17,042,089, ThCh$ 16,980,825, and ThCh$ 19,969,187, respectively, corresponding to accrual during these periods of operating lease contracts for material assets in operation.

As of December 31, 2011, 2010, and 2009, the total future lease payments under those contracts are as follows:

	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2009 ThCh$
Less than one year	7,690,811	5,655,232	14,046,981
From one to five years	21,347,042	19,916,962	22,922,219
More than five years	41,634,563	26,625,179	13,741,992
Total	70,672,416	52,197,373	50,711,192

d)                           Other information

i)           As of December 31, 2011 and 2010, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$ 179,872,981 and ThCh$ 205,979,469, respectively.

ii)          As of December 31, 2011 and 2010, the Group had property, plant and equipment pledged as security for liabilities in the amount of ThCh$ 328,844,715 and ThCh$ 305,655,772, respectively (see Note 34).

iii)         The Company and its foreign subsidiaries have insurance policies for risk, earthquake, machinery breakdown and damages for business interruption with a US$ 300 million limit in the case of generating companies and a US$ 30 million limit for distribution companies, including business interruption coverage. The premiums associated with these policies are presented under the line item “Prepayments” within assets.

iv)         GasAtacama, in which Endesa Chile has a 50% ownership interest, consolidated using the proportional integration method, has, among other assets, a combined-cycle electricity generation plant in northern Chile. As importing natural gas from neighboring countries was not possible, GasAtacama has been forced to generate electricity using alternative fuels, the cost of which significantly increased since the last few months of 2007 due to increases in oil prices. As a result, the company filed lawsuits for early termination of its contract with distributor Emel. On January 25, 2008, a ruling was issued in arbitration proceedings on this matter to deny early termination. This situation significantly reduced the recoverable value of the aforementioned plant and, therefore, as of December 31, 2007, an impairment provision of US$ 110 million was recorded.

v)          The asset situation, primarily that of works and infrastructure, involving facilities built to support power generation in the SIC grid, has changed since 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new projects that will starting up soon. This results in a new configuration of ample supply for the coming years, in which it is expected that these facilities will not need to be used. Therefore, as of December 31, 2009, the company recorded an impairment provision of ThCh$ 43,999,600 for these assets.

vi)         As a result of the February 27, 2010 earthquake in Chile, some of our plant and equipment were partially or totally impaired. The impact on our total assets, however, is minor as the only facilities that suffered some damage in infrastructure were the Bocamina I and Bocamina II plants, the latter under construction, as well as a few other assets from our distribution business.

Due to these impairments, we have written down ThCh$ 369,643 in assets. Additionally, the Group had to incur expenditures related to repair and capital improvements totaling ThCh$ 9,733,426, primarily at the Bocamina I plant.  All of the disbursements incurred are covered by insurance, which carries a US$ 2.5 million policy deductible.

The Group has the necessary insurance coverage for these types of exceptional claims, which provide coverage for material damage as well as business interruption. See Note 25.

vii)        Our subsidiary Compañía de Interconexión Energética (CIEN) was initially in the business of selling electricity in Argentina and Brazil. However, because of the reduction in the availability of power generation and physical guarantee of energy and its associated power, the Company has focused its business on a different compensation structure that is not based on the purchase and sale of energy between the countries. Given the strategic importance of the Company’s assets in the relations between Brazil and Argentina, the Company and the Brazilian Government have jointly drawn up a new business plan model changing its selling activity to an electricity transmission activity with payment of a fixed compensation. This new plan involves integrating its transmission lines with the Brazilian transmission grid operated by the Brazilian Government.

In prior periods, the Argentine and Uruguayan Governments formalized toll payments with the Company to transport energy between the two countries. Management considers that this situation further emphasizes the importance of the application made to the Brazilian Government to approve the new business plan and considers that it will probably be approved. In addition, on June 4, 2010 the Company signed a new transmission contract for a six-month period for a total of US$ 155 million to cover the energy transmission required by the Argentine Government.

Finally, on April 5, 2011, the Diario Oficial (The Official Gazette) published Portarías Ministeriales (Ministerial Decrees) 210/2011 and 211/2011 that equipped CIEN with a regulated interconnection line involving payment of a regulated toll. The Receita Anual Permitida (RAP), or income permitted annually, corresponded to 248 million Brazilian reals, to be adjusted according to the Broad National Consumer Price Index (IPCA) every year in June and with the rate to be reviewed every four years. The Line 1 concession lasts until June 2020 and the Line 2 concession until July 2022, with compensation provisions for non-amortized investments. This successfully concludes the change in CIEN’s business model that we had previously been reporting.

viii)       Our Argentine subsidiary, Empresa Distribuidora Sur S.A., has seen its financial equilibrium seriously affected by the delay in the compliance with certain points of the Acta de Acuerdo agreement signed with the Argentine Government, particularly the twice-yearly rate adjustments recognized through the cost-monitoring mechanism (MMC) and the establishment of an Integral Rate Review (RTI) as provided for in this agreement.

At the close of the 2011 fiscal year, Enersis had recorded an impairment loss of ThCh$ 106,449,843 for the Property, Plant and Equipment of Empresa Distribuidora Sur S.A., as well as an additional loss of ThCh$ 8,931,451 for the complete impairment of the purchase goodwill that was assigned to its Argentine subsidiary (see Note 14) in order to cover almost the total equity risk that this company represents for the Enersis Group.

16.       INVESTMENT PROPERTY

The detail of the composition of, and changes in, investment property during the 2011 and 2010 fiscal years:

Investment Properties	ThCh$

Opening balance at January 1, 2010	31,231,839
Additions	1,303,676
Disposals	(2,732,209)
Depreciation expense	(24,029)
Impairment losses reversed, recognized in the Consolidated Statement of Comprehensive Income (*)	3,239,877
Balance at December 31, 2010	33,019,154
Additions	2,716,250
Disposals	(977,173)
Depreciation expense	(24,029)
Impairment losses reversed, recognized in the Consolidated Statement of Comprehensive Income (*)	3,321,687
Closing balance investment property at December 31, 2011	38,055,889

(*)                                             See Note 28.

The fair value of the Group’s investment properties as of December 31, 2011, determined on the basis of valuations carried out internally, was ThCh$ 36,492,692. As of December 31, 2010, the market value of these properties was ThCh$ 34,099,993.

The selling price of investment properties disposed of in the 2011 and 2010 fiscal years was ThCh$ 5,102,508 and ThCh$ 8,015,891, respectively.

The amounts recognized in profit or loss during the 2011 and 2010 fiscal years as direct operating expenses arising from investment properties were not significant.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. The Group’s management considers that the insurance policy coverage is sufficient against the risks involved.

17.      DEFERRED TAX

a.                            The deferred taxes recognized by temporary differences as of December 31, 2011 and 2010 are as follows:

	Deferred Tax Assets		Deferred Tax Liabilities
Temporary Differences	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Deferred tax relating to depreciations	87,992,490	124,814,250	455,205,366	474,063,238
Deferred tax relating to amortizations	—	—	6,082,237	8,292,149
Deferred tax relating to accruals	12,161,705	9,031,226	5,034,474	26,142,262
Deferred tax relating to provisions	86,876,561	130,298,290	4,431,328	7,494,432
Deferred tax relating to foreign exchange contracts	31,195,995	46,746,028	107,097	1,155,119
Deferred tax relating to post-employment benefit obligations	38,807,414	38,073,254	5,074,020	3,674,593
Deferred tax relating to revaluations of financial instruments	37,813,186	39,794,055	880,379	4,324,798
Deferred tax relating to tax losses	22,117,495	36,399,383	—	—
Deferred tax relating to other items	62,973,782	27,477,878	31,623,354	30,776,987
Total	379,938,628	452,634,364	508,438,255	555,923,578

b.                            The following table presents the changes in deferred taxes in the Consolidated Statement of Financial Position for the 2011 and 2010 fiscal years:

	Assets	Liabilities
Deferred Tax Movements	ThCh$	ThCh$
Balance at January 1, 2010	454,896,521	573,049,297
Increase (decrease) in profit or loss	(9,615,881)	(2,995,918)
Increase (decrease) in other comprehensive income	13,742,269	2,870,641
Foreign currency translation	(12,073,361)	(17,943,096)
Other increase (decrease)	5,684,816	942,654
Balance at December 31, 2010	452,634,364	555,923,578
Increase (decrease) in profit or loss	(48,785,847)	(26,492,538)
Increase (decrease) in in other comprehensive income	14,647,632	3,942,971
Foreign currency translation	8,826,145	33,797,031
Other increase (decrease)	(47,383,666)	(58,732,787)
Balance at December 31, 2011	379,938,628	508,438,255

Recovery of deferred tax assets will depend on whether sufficient tax profits are obtained in the future. The Company believes that the future profit projections for its numerous subsidiaries will allow these assets to be recovered.

c.                           As of December 31, 2011 and 2010, the Group has not recognized deferred tax assets related to tax losses totaling ThCh$ 39,313,993 and ThCh$ 16,551,349, respectively. See Note 3.o.

The Enersis Group has not recognized deferred tax liabilities for taxable temporary differences associated with investment in subsidiaries, associates, and jointly controlled entities, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. The aggregate amount of taxable temporary differences associated with investments in subsidiaries, associates, and jointly controlled entities for which deferred tax liabilities have not been recognized totaled ThCh$ 2,204,931,942 as of December 31, 2011 (ThCh$ 1,995,679,814 as of December 31, 2010).

The Group is potentially subject to income tax audits by the tax authorities of each country in which the Group operates. Such tax audits can be performed until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete. The following table presents a summary of tax years, potentially subject to examination, in the significant tax jurisdictions in which the Group operates:

Country	Period
Chile	2007-2011
Argentina	2002-2011
Brazil	2007-2011
Colombia	2009-2011
Peru	2007-2011

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by tax authorities for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, Enersis Management estimates that the liabilities, if any, that may arise from such audits, would not significantly impact the companies’ future results.

The effects of deferred tax on the components of other comprehensive income are as follows:

	December 31, 2011			December 31, 2010			December 31, 2009
Effects of Deferred Tax on the Components of Other	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
Comprehensive Income	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for sale financial assets	(55,959)	9,513	(46,446)	(179)	31	(148)	61,031	(10,528)	50,503
Cash flow hedge	(88,032,492)	14,110,400	(73,922,092)	30,911,303	(5,301,050)	25,610,253	192,801,668	(33,917,966)	158,883,702
Foreign currency translation	211,929,739	—	211,929,739	(138,554,045)	—	(138,554,045)	(246,854,956)	—	(246,854,956)
Actuarial income on defined-benefit pension plans	(62,246,623)	23,078,884	(39,167,739)	(48,495,375)	16,515,279	(31,980,096)	(15,599,453)	1,369,374	(14,230,079)

Income tax related to components of other income and expenses debited or credited to Equity	61,594,665	37,198,797	98,793,462	(156,138,296)	11,214,260	(144,924,036)	(69,591,710)	(32,559,120)	(102,150,830)

18.       OTHER FINANCIAL LIABILITIES

The balance of other financial liabilities as of December 31, 2011 and 2010 is as follows:

	December 31, 2011		December 31, 2010
Classes of Financial Liabilities	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Interest-bearing loans	661,974,731	3,049,197,963	652,979,492	2,763,822,330
Hedging derivatives (*)	6,200,643	212,913,735	10,002,909	240,113,443
Non-hedging derivatives (**)	807,105	—	—	—
Obligation for Túnel El Melón concession	2,207,755	9,243,595	1,967,333	11,020,674
Other financial liabilities	892,104	—	648,284	—

Total	672,082,338	3,271,355,293	665,598,018	3,014,956,447

(*)                                             See Note 20.2.a

(**)                                      See Note 20.2.b

Interest-bearing liabilities

18.1                The detail of current and non-current interest-bearing borrowings as of December 31, 2011 and 2010 is as follows:

	Balance at December 31, 2011		Balance at December 31, 2010
Classes of Loans that Accrue Interest	Current ThCh$	Non-current ThCh$	Current ThCh$	Non-current ThCh$
Bank loans	278,455,859	316,103,001	184,452,979	451,937,608
Unsecured obligations	242,785,757	2,439,913,903	281,652,334	2,039,070,748
Secured obligations	10,660,476	9,635,108	9,522,288	17,703,710
Finance leases	13,808,252	58,439,140	10,193,985	61,140,059
Other loans	116,264,387	225,106,811	167,157,906	193,970,205

Total	661,974,731	3,049,197,963	652,979,492	2,763,822,330

18.2                Liabilities by currency and contractual maturity as of December 31, 2011 and 2010 are as follows:

•                  Summary of Bank Loans by currency and contractual maturity

				Current			Non-current
				Maturity			Maturity			Total
			Secured/	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Non-Current at 12-31-2011
Country	Currency	Nominal Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	1.97%	Unsecured	84,500	1,607,710	1,692,210	107,025,578	849,449	—	107,875,027
Peru	US$	3.63%	Unsecured	2,354,628	8,838,878	11,193,506	4,296,544	19,212,039	26,158,087	49,666,670
Peru	Soles	5.20%	Unsecured	310,428	1,541,618	1,852,046	—	—	30,832,352	30,832,352
Argentina	US$	5.28%	Unsecured	494,597	6,393,975	6,888,572	17,983,101	1,598,484	—	19,581,585
Argentina	Ar$	21.17%	Unsecured	37,631,229	17,687,954	55,319,183	40,368,276	2,414,084	—	42,782,360
Colombia	CPs	6.48%	Unsecured	262,107	86,794,795	87,056,902	—	—	—	—
Brazil	US$	6.05%	Unsecured	—	5,825,541	5,825,541	13,909,371	11,722,036	6,352,599	31,984,006
Brazil	Reais	12.89%	Unsecured	9,173,097	99,454,802	108,627,899	33,381,001	—	—	33,381,001

			Total	50,310,586	228,145,273	278,455,859	216,963,871	35,796,092	63,343,038	316,103,001

				Current			Non-current
				Maturity			Maturity			Total
			Secured/	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Non-Current at 12-31-2010
Country	Currency	Nominal Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	2.75%	Unsecured	381,532	1,364,781	1,746,313	2,871,499	95,144,820	—	98,016,319
Peru	US$	2.95%	Unsecured	999,046	16,410,407	17,409,453	11,694,152	6,908,207	21,661,326	40,263,685
Peru	Soles	3.96%	Unsecured	1,839,538	—	1,839,538	31,245,764	—	—	31,245,764
Argentina	US$	5.24%	Unsecured	5,085,358	17,057,145	22,142,503	4,013,854	—	—	4,013,854
Argentina	Ar$	17.27%	Unsecured	14,760,009	16,463,487	31,223,496	27,395,848	706,664	—	28,102,512
Colombia	CPs	6.91%	Unsecured	—	5,041,882	5,041,882	—	74,201,702	—	74,201,702
Brazil	US$	6.35%	Unsecured	—	5,253,378	5,253,378	11,677,838	13,433,724	9,323,740	34,435,302
Brazil	Reais	10.17%	Unsecured	10,149,162	89,647,254	99,796,416	141,658,470	—	—	141,658,470

			Total	33,214,645	151,238,334	184,452,979	230,557,425	190,395,117	30,985,066	451,937,608

The fair value of current and non-current bank borrowings totaled ThCh$ 582,919,972 at December 31, 2011 and ThCh$ 844,554,823 at December 31, 2010.

•                  Identification of Bank Borrowings by Companies

										12-2011
			ID No.				Effective			Current ThCh$			Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Foreign	Banco Itaú	Brazil	Reais	6.15%	6.15%	Semi-annually	1,694	1,856,820	1,858,514	—	—	—	—
Foreign	Ampla	Brazil	Foreign	Unibanco	Brazil	Reais	6.16%	6.16%	Semi-annually	26,242	1,479,891	1,506,133	—	—	—	—
Foreign	Ampla	Brazil	Foreign	Banco Alfa	Brazil	Reais	5.91%	5.91%	Semi-annually	2,211,773	12,517,876	14,729,649	—	—	—	—
Foreign	Ampla	Brazil	Foreign	Brasdesco	Brazil	Reais	6.09%	6.09%	Semi-annually	6,481,458	7,048,955	13,530,413	5,563,500	—	—	5,563,500
Foreign	Ampla	Brazil	Foreign	Banco do Brazil	Brazil	Reais	6.05%	6.05%	At maturity	275,812	—	275,812	27,817,501	—	—	27,817,501
Foreign	Ampla	Brazil	Foreign	BANCO HSBC	Brazil	Reais	6.01%	6.01%	Semi-annually	176,118	20,863,126	21,039,244	—	—	—	—
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - A	Brazil	US$	7.99%	7.89%	Semi-annually	—	2,426,516	2,426,516	5,406,532	6,238,628	3,470,634	15,115,794
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - B	Brazil	US$	2.69%	2.69%	Semi-annually	—	3,399,025	3,399,025	8,502,839	4,712,630	—	13,215,469
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - C	Brazil	US$	11.96%	11.96%	Semi-annually	—	—	—	—	770,778	2,881,965	3,652,743
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	3.85%	3.80%	At maturity	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	4.07%	3.21%	At maturity	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	3.52%	3.52%	At maturity	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Scotiabank	Peru	US$	4.26%	L3M+3.7%	At maturity	71,315	—	71,315	1,127,370	1,288,422	13,689,484	16,105,276
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	3.85%	3.80%	At maturity	3,068	1,541,618	1,544,686	—	—	—	—
Foreign	Codensa.	Colombia	Foreign	Banco Agrario	Colombia	CPs	5.99%	5.81%	At maturity	262,107	—	262,107	—	—	—	—
Foreign	CIEN	Brazil	Foreign	Banco Santander Central Hispano	Brazil	Reais	1.08%	1.02%	Semi-annually	—	55,688,134	55,688,134	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.38%	L3M+3%	Quarterly	1,890,464	5,610,961	7,501,425	1,870,361	—	—	1,870,361
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.54%	L3M+3.13%	Quarterly	—	—	—	1,298,813	17,923,617	12,468,603	31,691,033
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	1.65%	L6M+1.25%	Semi-annually	—	1,870,716	1,870,716	—	—	—	—
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.90%	L3M+2.5%	At maturity	392,849	1,357,201	1,750,050	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	2.60%	2.60%	At maturity	18,741	—	18,741	—	—	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	18,741	—	18,741	—	—	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	8,847	—	8,847	—	—	2,505,128	2,505,128
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	7,497	—	7,497	—	—	1,156,213	1,156,213
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	31,235	—	31,235	—	—	4,817,554	4,817,554
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	18,741	—	18,741	—	—	2,890,532	2,890,532
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	44,826	—	44,826	—	—	4,046,745	4,046,745
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Soles	4.40%	4.40%	Semi-annually	132,120	—	132,120	—	—	7,708,094	7,708,094
Foreign	Edelnor	Peru	Foreign	Banco de Interbank	Peru	Soles	6.90%	6.90%	At maturity	26,612	—	26,612	—	—	1,927,022	1,927,022
Foreign	Edesur	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	42,370	2,414,082	2,456,452	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Citibank	Argentina	Ar$	17.88%	16.00%	Monthly	311,088	1,810,562	2,121,650	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco de Galicia	Argentina	Ar$	20.16%	18.52%	Monthly	1,260,656	2,414,082	3,674,738	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Citibank	Argentina	Ar$	18.97%	17.50%	Monthly	282,930	1,750,209	2,033,139	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	14.85%	14.61%	At maturity	—	—	—	1,207,041	—	—	1,207,041
Foreign	Edesur	Argentina	Foreign	Supervielle	Argentina	Ar$	31.92%	27.00%	At maturity	852,036	—	852,036	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Comafi	Argentina	Ar$	28.33%	25.00%	At maturity	1,192,058	—	1,192,058	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Standard Bank	Argentina	Ar$	19.18%	17.94%	Quarterly	—	—	—	1,810,562	—	—	1,810,562
Foreign	Edesur	Argentina	Foreign	Banco Santander Rio	Argentina	Ar$	19.12%	17.88%	Quarterly	4,834,533	—	4,834,533	2,414,082	—	—	2,414,082
Foreign	Edesur	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	617,884	—	617,884	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Standard Bank	Argentina	Ar$	16.75%	16.05%	Quarterly	—	—	—	1,810,562	—	—	1,810,562
Foreign	Edesur	Argentina	Foreign	Banco Santander Rio	Argentina	Ar$	19.12%	17.88%	Semi-annually	—	—	—	4,224,644	—	—	4,224,644
Foreign	Edesur	Argentina	Foreign	Banco Itaú	Argentina	Ar$	21.52%	19.65%	Monthly	—	—	—	3,017,603	—	—	3,017,603
Foreign	Edesur	Argentina	Foreign	Banco Macro	Argentina	Ar$	22.66%	20.60%	Monthly	—	—	—	2,414,082	—	—	2,414,082
Foreign	Edesur	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	15.19%	14.52%	At maturity	186,005	—	186,005	8,449,285	—	—	8,449,285
Foreign	Edesur	Argentina	Foreign	Banco Davivienda	Colombia	CPs	6.48%	6.48%	Annual	—	8,977,569	8,977,569	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Yearly	—	6,430,876	6,430,876	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Annual	—	21,177,566	21,177,566	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	6.48%	6.48%	Annual	—	23,478,356	23,478,356	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CPs	6.48%	6.48%	Annual	—	26,730,428	26,730,428	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Banco Provincia de Buenos Aires	Argentina	US$	16.00%	16.00%	At maturity	368,366	—	368,366	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	LIBOR+3%	At maturity	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.28%	LIBOR+12%	At maturity	44,820	—	44,820	5,195,104	—	—	5,195,104
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	4.80%	LIBOR+4.5%	At maturity	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	14.00%	BAIBOR+5%	At maturity	3,555,128	—	3,555,128	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Mediocredito Italyno	Argentina	Ar$	1.75%	1.75%	At maturity	—	—	—	—	—	—	—

										12-2010
			ID No.				Effective			Current ThCh$			Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Ampla	Brazil	Foreign	Banco Itaú	Brazil	Reais	6.15%	6.15%	Semi-annually	4,887	1,882,368	1,887,255	1,882,350	—	—	1,882,350
Foreign	Ampla	Brazil	Foreign	Unibanco	Brazil	Reais	6.16%	6.16%	Semi-annually	48,591	1,500,240	1,548,831	1,500,240	—	—	1,500,240
Foreign	Ampla	Brazil	Foreign	Banco Alfa	Brazil	Reais	5.91%	5.91%	Semi-annually	2,321,766	1,410,000	3,731,766	14,100,000	—	—	14,100,000
Foreign	Ampla	Brazil	Foreign	Brasdesco	Brazil	Reais	6.09%	6.09%	Semi-annually	7,117,655	7,145,880	14,263,535	18,425,880	—	—	18,425,880
Foreign	Ampla	Brazil	Foreign	Banco do Brazil	Brazil	Reais	6.05%	6.05%	At maturity	286,544	—	286,544	28,200,000	—	—	28,200,000
Foreign	Ampla	Brazil	Foreign	BANCO HSBC	Brazil	Reais	6.01%	6.01%	Semi-annually	369,719	21,150,000	21,519,719	21,150,000	—	—	21,150,000
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - A	Brazil	US$	7.99%	7.89%	Semi-annually	—	2,034,087	2,034,087	4,532,161	5,229,685	6,034,564	15,796,410
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - B	Brazil	US$	2.69%	2.69%	Semi-annually	—	3,219,291	3,219,291	7,145,677	8,204,039	—	15,349,716
Foreign	CGTF Fortaleza	Brazil	Foreign	IFC - C	Brazil	US$	11.96%	11.96%	Semi-annually	—	—	—	—	—	3,289,176	3,289,176
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	3.85%	3.80%	At maturity	27,549	—	27,549	4,901,950	—	—	4,901,950
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	4.07%	3.21%	At maturity	—	3,524,902	3,524,902	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Continental	Peru	US$	3.52%	3.52%	At maturity	—	6,579,812	6,579,812	—	—	—	—
Foreign	Chinango	Peru	Foreign	Banco Scotiabank	Peru	US$	4.26%	L3M+3.7%	At maturity	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	3.85%	3.80%	At maturity	1,936	—	1,936	1,333,864	—	—	1,333,864
Foreign	Codensa.	Colombia	Foreign	Banco Agrario	Colombia	CPs	5.99%	5.81%	At maturity	—	—	—	—	—	—	—
Foreign	CIEN	Brazil	Foreign	Banco Santander Central Hispano	Brazil	Reais	1.08%	1.02%	Semi-annually	—	56,558,766	56,558,766	56,400,000	—	—	56,400,000
Foreign	Edegel	Peru	Foreign	Banco de Crédito	Peru	US$	3.38%	L3M+3%	Quarterly	583,558	1,686,071	2,269,629	8,430,354	—	—	8,430,354
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	3.54%	L3M+3.13%	Quarterly	415,488	1,246,464	1,661,952	1,577,727	6,908,207	21,661,326	30,147,260
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	1.65%	L6M+1.25%	Semi-annually	—	3,373,158	3,373,158	1,686,071	—	—	1,686,071
Foreign	Edegel	Peru	Foreign	Banco Continental	Peru	US$	2.90%	L3M+2.5%	At maturity	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	2.60%	2.60%	At maturity	101,810	—	101,810	3,501,393	—	—	3,501,393
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	10,102	—	10,102	2,500,995	—	—	2,500,995
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	10,102	—	10,102	2,500,995	—	—	2,500,995
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	4,255	—	4,255	2,167,529	—	—	2,167,529
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	4,041	—	4,041	1,000,398	—	—	1,000,398
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	16,837	—	16,837	4,168,325	—	—	4,168,325
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	10,102	—	10,102	2,500,995	—	—	2,500,995
Foreign	Edelnor	Peru	Foreign	Banco de Crédito	Peru	Soles	4.00%	4.00%	Semi-annually	1,544,238	—	1,544,238	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Banco Continental	Peru	Soles	4.40%	4.40%	Semi-annually	108,566	—	108,566	6,669,320	—	—	6,669,320
Foreign	Edelnor	Peru	Foreign	Banco de Interbank	Peru	Soles	6.90%	6.90%	At maturity	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	—	1,177,774	1,177,774	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Citibank	Argentina	Ar$	17.88%	16.00%	Monthly	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco de Galicia	Argentina	Ar$	20.16%	18.52%	Monthly	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Citibank	Argentina	Ar$	18.97%	17.50%	Monthly	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	14.85%	14.61%	At maturity	—	—	—	1,413,329	—	—	1,413,329
Foreign	Edesur	Argentina	Foreign	Supervielle	Argentina	Ar$	31.92%	27.00%	At maturity	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Comafi	Argentina	Ar$	28.33%	25.00%	At maturity	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Standard Bank	Argentina	Ar$	19.18%	17.94%	Quarterly	—	—	—	1,413,328	353,332	—	1,766,660
Foreign	Edesur	Argentina	Foreign	Banco Santander Rio	Argentina	Ar$	19.12%	17.88%	Quarterly	—	—	—	1,943,328	—	—	1,943,328
Foreign	Edesur	Argentina	Foreign	BBVA	Argentina	Ar$	21.55%	20.00%	Semi-annually	—	1,177,774	1,177,774	2,355,548	—	—	2,355,548
Foreign	Edesur	Argentina	Foreign	Standard Bank	Argentina	Ar$	16.75%	16.05%	Quarterly	—	—	—	1,413,328	—	—	1,413,328
Foreign	Edesur	Argentina	Foreign	Banco Santander Rio	Argentina	Ar$	19.12%	17.88%	Semi-annually	—	1,001,108	1,001,108	2,355,548	353,332	—	2,708,880
Foreign	Edesur	Argentina	Foreign	Banco Itaú	Argentina	Ar$	21.52%	19.65%	Monthly	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco Macro	Argentina	Ar$	22.66%	20.60%	Monthly	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	15.19%	14.52%	At maturity	—	—	—	918,665	—	—	918,665
Foreign	Edesur	Argentina	Foreign	Banco Davivienda	Colombia	CPs	6.48%	6.48%	Annual	—	521,504	521,504	—	7,675,010	—	7,675,010
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Yearly	—	373,568	373,568	—	5,497,818	—	5,497,818
Foreign	Emgesa	Colombia	Foreign	Bancolombia	Colombia	CPs	6.48%	6.48%	Annual	—	1,230,198	1,230,198	—	18,104,904	—	18,104,904
Foreign	Emgesa	Colombia	Foreign	BBVA Colombia	Colombia	CPs	6.48%	6.48%	Annual	—	1,363,850	1,363,850	—	20,071,871	—	20,071,871
Foreign	Emgesa	Colombia	Foreign	Banco Santander	Colombia	CPs	6.48%	6.48%	Annual	—	1,552,762	1,552,762	—	22,852,099	—	22,852,099
Foreign	Emgesa	Colombia	Foreign	Banco Provincia de Buenos Aires	Argentina	US$	16.00%	16.00%	At maturity	602,549	—	602,549	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	LIBOR+3%	At maturity	713,260	—	713,260	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Credit Suisse International	Argentina	US$	11.28%	LIBOR+12%	At maturity	6,596	—	6,596	4,013,854	—	—	4,013,854
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	4.80%	LIBOR+4.5%	At maturity	614,327	—	614,327	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Nación Argentina	Argentina	Ar$	14.00%	BAIBOR+5%	At maturity	—	1,815,068	1,815,068	2,077,593	—	—	2,077,593
Foreign	Endesa Costanera	Argentina	Foreign	Mediocredito Italyno	Argentina	Ar$	1.75%	1.75%	At maturity	—	963,655	963,655	—	—	—	—

•              Identification of Bank Borrowings by Companies, continued

										12-2011
			ID No.				Effective			Current ThCh$			Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	15.50%	15.50%	At maturity	1,898,686	—	1,898,686	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Itau	Argentina	Ar$	16.90%	BAIBOR+5%	At maturity	3,529,419	—	3,529,419	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	Ar$	13.50%	13.50%	At maturity	6,393,434	—	6,393,434	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	Ar$	16.00%	16.00%	At maturity	5,167,489	—	5,167,489	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	5.43%	LIBOR+4.8%	At maturity	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	EURIBOR+3.85%	At maturity	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	16.00%	16.00%	At maturity	2,566,218	—	2,566,218	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	16.00%	16.00%	At maturity	978,500	—	978,500	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Standard	Argentina	Ar$	16.00%	16.00%	At maturity	2,509,954	—	2,509,954	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Macro	Argentina	Ar$	16.00%	16.00%	At maturity	368,142	—	368,142	—	—	—	—
Foreign	Endesa Costanera	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	6.32%	Semi-annually	50,233	849,448	899,681	1,698,896	849,449	—	2,548,345
91,081,000-6	Endesa Chile	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.60%	Libor+1.0	Semi-annually	—	758,262	758,262	1,486,682	—	—	1,486,682
91,081,000-6	Endesa Chile .	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	USA	US$	1.93%	Libor+0.75	At maturity	34,267	—	34,267	30,494,018	—	—	30,494,018
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	17,055,976	—	—	17,055,976
91,081,000-6	Endesa Chile	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	26,312,836	—	—	26,312,836
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Santander Central Hispano S.A. N.Y.B.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	17,055,976	—	—	17,055,976
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	12,921,194	—	—	12,921,194
91,081,000-6	Endesa Chile	Argentina	Foreign	Deutsche Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	40,734	3,197,006	3,237,740	6,393,998	799,242	—	7,193,240
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	40,677	3,196,969	3,237,646	6,393,999	799,242	—	7,193,241
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	25,858	1,545,012	1,570,870	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	20,196	1,207,041	1,227,237	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	25,859	1,545,012	1,570,871	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	16,968	1,013,914	1,030,882	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	8,077	482,816	490,893	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	82,953	497,792	580,745	761,701	—	—	761,701
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	132,688	796,817	929,505	1,219,258	—	—	1,219,258
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	15.84%	15.84%	At maturity	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	14.50%	14.50%	At maturity	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Francés	Argentina	Ar$	14.93%	14.93%	At maturity	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial	Argentina	Ar$	17.34%	BPC + 5.00%	At maturity	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	17.75%	17.75%	At maturity	—	—	—	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	100,996	—	100,996	2,414,203	603,521	—	3,017,724
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	283,419	1,095,492	1,378,911	4,090,481	603,521	—	4,694,002
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	100,996	—	100,996	2,414,203	603,521	—	3,017,724
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	66,315	398,233	464,548	609,361	—	—	609,361
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	167,311	398,233	565,544	3,023,612	603,521	—	3,627,133
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	53,063	318,657	371,720	487,596	—	—	487,596
Foreign	Hidroeléctrica El Chocón	Chile	Foreign	PNC BANK	USA	US$	3.09%	3.09%	Semi-annually	—	—	—	—	—	—	—

							Total			50,310,586	228,145,273	278,455,859	216,963,871	35,796,092	63,343,038	316,103,001

										12-2010
			ID No.				Effective			Current ThCh$			Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Type of Amortization	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Banco Santander Río	Argentina	Ar$	15.50%	15.50%	At maturity	882,153	—	882,153	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Itau	Argentina	Ar$	16.90%	BAIBOR+5%	At maturity	2,679,318	—	2,679,318	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	Ar$	13.50%	13.50%	At maturity	—	3,705,866	3,705,866	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	Ar$	16.00%	16.00%	At maturity	1,778,439	—	1,778,439	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Citibank	Argentina	US$	5.43%	LIBOR+4.8%	At maturity	381,952	—	381,952	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Galicia	Argentina	US$	3.80%	EURIBOR+3.85%	At maturity	—	277,010	277,010	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Supervielle	Argentina	Ar$	16.00%	16.00%	At maturity	1,779,852	—	1,779,852	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Ciudad	Argentina	Ar$	16.00%	16.00%	At maturity	—	954,115	954,115	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Standard	Argentina	Ar$	16.00%	16.00%	At maturity	1,159,754	—	1,159,754	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Banco Macro	Argentina	Ar$	16.00%	16.00%	At maturity	357,808	—	357,808	—	—	—	—
Foreign	Endesa Costanera	Chile	Foreign	B.N.P. Paribas	USA	US$	6.32%	6.32%	Semi-annually	—	821,662	821,662	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	Export Development Corporation Loan	USA	US$	1.60%	Libor+1.0	Semi-annually	356,896	335,088	691,984	1,531,395	1,531,396	—	3,062,791
91,081,000-6	Endesa Chile .	Chile	Foreign	Banco Bilbao Vizcaya Argentaria S.A.	USA	US$	1.93%	Libor+0.75	At maturity	24,636	—	24,636	1,340,104	670,052	—	2,010,156
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of Tokyo-Mitsubishi, Ltd.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	—	27,418,295	—	27,418,295
91,081,000-6	Endesa Chile	Chile	Foreign	Caja Madrid, Caja Madrid Miami Agency	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	—	15,335,657	—	15,335,657
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Santander Central Hispano S.A. N.Y.B.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	—	23,235,843	—	23,235,843
91,081,000-6	Endesa Chile	Chile	Foreign	Banco Español de crédito S.A. N.Y.B.	USA	US$	1.93%	Libor+0.75	At maturity	—	—	—	—	15,335,656	—	15,335,656
91,081,000-6	Endesa Chile	Argentina	Foreign	Deutsche Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	1,383,337	8,390,068	9,773,405	—	11,617,921	—	11,617,921
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard Bank	Argentina	US$	3.80%	Libor+3.5%	At maturity	1,383,337	8,390,067	9,773,404	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	22,071	1,095,330	1,117,401	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	22,071	1,095,330	1,117,401	1,095,330	—	—	1,095,330
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	23,732	1,177,774	1,201,506	1,095,330	—	—	1,095,330
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	19,936	989,330	1,009,266	1,177,774	—	—	1,177,774
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	9,493	471,110	480,603	989,330	—	—	989,330
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	8,307	412,221	420,528	471,110	—	—	471,110
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Syndicated	Argentina	Ar$	19.36%	BPC + 5.75%	Semi-annually	8,307	412,221	420,528	412,221	—	—	412,221
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad de Buenos Aires	Argentina	Ar$	15.84%	15.84%	At maturity	10,029	—	10,029	412,221	—	—	412,221
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Citibank	Argentina	Ar$	14.50%	14.50%	At maturity	729,446	—	729,446	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Francés	Argentina	Ar$	14.93%	14.93%	At maturity	596,140	—	596,140	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Industrial	Argentina	Ar$	17.34%	BPC + 5.00%	At maturity	711,729	—	711,729	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Macro	Argentina	Ar$	17.75%	17.75%	At maturity	2,391,059	—	2,391,059	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Itau - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	245,369	2,314	247,683	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Standard - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	539,813	5,092	544,905	1,226,886	—	—	1,226,886
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Santander - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	392,591	3,703	396,294	2,699,066	—	—	2,699,066
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco Hipotecario - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	196,296	1,851	198,147	1,962,957	—	—	1,962,957
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de Galicia - Nuevo Syndicated	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	196,296	1,851	198,147	981,478	—	—	981,478
Foreign	Hidroeléctrica El Chocón	Argentina	Foreign	Banco de la Ciudad - Nuevo Sindicado	Argentina	Ar$	19.12%	BPC + 5.25%	Semi-annually	—	—	—	981,478	—	—	981,478
Foreign	Hidroeléctrica El Chocón	Chile	Foreign	PNC BANK	USA	US$	3.09%	3.09%	Semi-annually	—	208,031	208,031	—	—	—	—

							Total			33,214,645	151,238,334	184,452,979	230,557,425	190,395,117	30,985,066	451,937,608

Appendix No.4, letter a), presents additional information on financial debt which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

18.3        The detail of Unsecured Liabilities by currency and maturity as of December 31, 2011 and 2010 is as follows:

•              Summary of Unsecured Liabilities by currency and maturity

				Current			Non-current
				Maturity			Maturity
		Nominal Annual	Secured/	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non-current at 12-31-2011
Country	Currency	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	22,439,241	802,032	23,241,273	396,001,073	236,020,317	157,801,599	789,822,989
Chile	CH$	5.29%	Unsecured	31,548,592	9,198,469	40,747,061	13,764,742	14,617,263	378,064,242	406,446,247
Peru	US$	6.97%	Unsecured	853,625	60,597	914,222	5,049,784	13,692,084	19,828,195	38,570,063
Peru	Soles	7.37%	Unsecured	27,920,075	57,158	27,977,233	80,986,235	42,415,673	28,905,326	152,307,234
Argentina	Ar$	12.28%	Unsecured	15,571	3,963,560	3,979,131	—	—	—	—
Colombia	CPs	8.99%	Unsecured	1,753,145	36,094,355	37,847,500	131,329,301	76,673,844	574,038,462	782,041,607
Brazil	Reais	12.97%	Unsecured	6,688,369	101,390,968	108,079,337	60,242,802	120,351,829	90,131,132	270,725,763

			Total	91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

				Current			Non-current
				Maturity			Maturity
		Nominal Annual	Secured/	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Total Non-current at 12-31-2010
Country	Currency	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.10%	Unsecured	20,226,869	722,956	20,949,825	185,675,099	263,691,199	261,884,873	711,251,171
Chile	CH$	5.32%	Unsecured	1,091,599	9,114,072	10,205,671	14,544,226	15,984,434	396,428,448	426,957,108
Peru	US$	6.88%	Unsecured	870,099	3,801,453	4,671,552	—	7,528,779	27,242,221	34,771,000
Peru	Soles	7.35%	Unsecured	19,784,574	49,456	19,834,030	57,933,048	51,988,516	39,215,602	149,137,166
Argentina	Ar$	12.28%	Unsecured	—	7,736,090	7,736,090	3,862,274	—	—	3,862,274
Colombia	CPs	7.88%	Unsecured	1,586,797	131,473,631	133,060,428	89,822,752	37,829,581	414,522,034	542,174,367
Brazil	Reais	11.29%	Unsecured	7,503,875	77,690,863	85,194,738	128,445,480	42,472,182	—	170,917,662

			Total	51,063,813	230,588,521	281,652,334	480,282,879	419,494,691	1,139,293,178	2,039,070,748

18.4        The detail of Secured Liabilities by currency and maturity as of December 31, 2011 and 2010 is as follows:

•              Summary of Secured Liabilities by currency and maturity

				Current			Non-current
				Maturity		Total	Maturity			Total
		Nominal Annual	Secured/	One to Three Months	Three to Twelve Months	Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Non-current at 12-31-2011
Country	Currency	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured	—	10,463,994	10,463,994	—	—	—	—
Peru	Soles	6.41%	Secured	135,886	60,596	196,482	9,635,108	—	—	9,635,108

			Total	135,886	10,524,590	10,660,476	9,635,108	—	—	9,635,108

				Current			Non-current
				Maturity		Total	Maturity			Total
		Nominal Annual	Secured/	One to Three Months	Three to Twelve Months	Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Non-current at 12-31-2010
Country	Currency	Rate	Unsecured	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Peru	US$	6.15%	Secured	—	66,252	66,252	9,367,060	—	—	9,367,060
Peru	Soles	6.26%	Secured	4,373,389	5,082,647	9,456,036	4,168,325	4,168,325	—	8,336,650

			Total	4,373,389	5,148,899	9,522,288	13,535,385	4,168,325	—	17,703,710

The fair value of current and non-current secured and unsecured liabilities totaled ThCh$ 3,209,731,363 and ThCh$ 2,753,493,822 as of December 31, 2011 and December 31, 2010 respectively.

•      Secured and Unsecured Liabilities by Company

										12-2011
Taxpayer ID			ID No.							Current ThCh$			Non-current ThCh$
No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.57%	6.57%	YES	—	60,596	60,596	4,817,554	—	—	4,817,554
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.16%	6.16%	YES	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.15%	6.15%	YES	135,886	—	135,886	4,817,554	—	—	4,817,554
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	5.91%	5.91%	YES	—	—	—	—	—	—	—
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.15%	6.15%	YES	—	10,463,994	10,463,994	—	—	—	—
					Total Secured Bonds					135,886	10,524,590	10,660,476	9,635,108	—	—	9,635,108

Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	12.01%	CDI+1.05%aa	No	4,711,895	83,544,437	88,256,332	—	17,199,885	34,700,328	51,900,213
Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	12.28%	CDI+1.30%aa	No	164,014	—	164,014	—	32,546,476	—	32,546,476
Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	16.48%	CDI+5.61%aa	No	147,518	—	147,518	27,931,549	14,103,489	—	42,035,038
Foreign	Codensa	Colombia	Foreign	B5	Colombia	CPs	CPI+6.14%	CPI+6.14%	No	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CPs	9.09%	8.80%	No	390,407	—	390,407	66,868,280	—	—	66,868,280
Foreign	Codensa	Colombia	Foreign	B302	Colombia	CPs	CPI+4.60%	CPI+4.60%	No	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CPs	8.03%	7.80%	No	456,111	—	456,111	—	—	104,210,669	104,210,669
Foreign	Codensa	Colombia	Foreign	B502	Colombia	CPs	5.97%	5.97%	No	30,623	9,019,194	9,049,817	—	—	—	—
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CPs	6.06%	6.06%	No	115,603	—	115,603	22,868,952	—	—	22,868,952
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CPs	8.74%	8.46%	No	91,853	—	91,853	20,194,220	—	—	20,194,220
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CPs	8.28%	8.04%	No	181,497	—	181,497	—	—	21,397,849	21,397,849
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CPs	5.65%	5.53%	No	114,096	—	114,096	21,397,849	—	—	21,397,849
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CPs	6.61%	6.45%	No	372,955	—	372,955	—	38,783,602	—	38,783,602
Foreign	Coelce	Brazil	Foreign	Itaú	Brazil	Reais	12.34%	12.11%	No	—	700,207	700,207	—	28,930,201	—	28,930,201
Foreign	Coelce	Brazil	Foreign	Santander	Brazil	Reais	14.41%	14.11%	No	1,664,942	17,146,324	18,811,266	32,311,253	27,571,778	55,430,804	115,313,835
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.41%	6.31%	No	—	7,603	7,603	—	—	4,817,555	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.38%	6.28%	No	148,780	—	148,780	—	—	4,817,555	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.86%	6.75%	No	86,706	—	86,706	3,854,084	—	—	3,854,084
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.54%	6.44%	No	—	33,597	33,597	4,817,555	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.73%	6.63%	No	—	15,958	15,958	4,817,555	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.61%	6.50%	No	88,723	—	88,723	4,817,555	—	—	4,817,555
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.70%	6.59%	No	112,871	—	112,871	5,453,472	—	—	5,453,472
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	5.86%	5.78%	No	141,895	—	141,895	—	—	5,195,251	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.06%	5.97%	No	—	—	—	—	—	—	—
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.44%	6.34%	No	141,900	—	141,900	—	—	5,195,251	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	7.25%	7.13%	No	—	60,597	60,597	5,049,784	—	—	5,049,784
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	7.13%	7.13%	No	104,550	—	104,550	—	3,301,582	—	3,301,582
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	9.20%	9.00%	No	85,722	—	85,722	—	5,195,251	—	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	6.09%	6.00%	No	146,718	—	146,718	—	—	4,242,442	4,242,442
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	6.73%	6.63%	No	157,752	—	157,752	—	5,195,251	—	5,195,251
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	7.93%	7.78%	No	75,088	—	75,088	—	—	5,195,251	5,195,251
Foreign	Edelnor	Peru	Foreign	Military/Police Pension Fund	Peru	Soles	1.27%	0.54%	No	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	FCR — Macro fund	Peru	Soles	8.67%	5.44%	No	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	9.92%	6.50%	No	4,840	—	4,840	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	9.92%	6.50%	No	48,852	—	48,852	4,756,410	—	—	4,756,410
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	8.94%	8.75%	No	17,997	—	17,997	4,746,484	—	—	4,746,484
Foreign	Edelnor	Peru	Foreign	Retirement Fund for Noncommissioned Officers and Specialists - Fosersoe	Peru	Soles	8.00%	7.84%	No	10,266	—	10,266	9,476,559	—	—	9,476,559
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	7.71%	7.56%	No	28,102	—	28,102	—	5,781,065	—	5,781,065

										12-2010
Taxpayer ID			ID No.							Current ThCh$			Non-current ThCh$
No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.57%	6.57%	YES	—	52,430	52,430	4,168,325	—	—	4,168,325
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.16%	6.16%	YES	—	5,030,217	5,030,217	—	—	—	—
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.15%	6.15%	YES	117,614	—	117,614	—	4,168,325	—	4,168,325
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	5.91%	5.91%	YES	4,255,775	—	4,255,775	—	—	—	—
Foreign	Chinango	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.15%	6.15%	YES	—	66,252	66,252	9,367,060	—	—	9,367,060
					Total Secured Bonds					4,373,389	5,148,899	9,522,288	13,535,385	4,168,325	—	17,703,710

Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	12.01%	CDI+1.05%aa	No	4,686,546	52,169,863	56,856,409	52,170,000	—	—	52,170,000
Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	12.28%	CDI+1.30%aa	No	174,000	—	174,000	32,523,060	—	—	32,523,060
Foreign	Ampla	Brazil	Foreign	BONDS	Brazil	Reais	16.48%	CDI+5.61%aa	No	153,269	—	153,269	13,096,397	26,860,183	—	39,956,580
Foreign	Codensa	Colombia	Foreign	B5	Colombia	CPs	CPI+6.14%	CPI+6.14%	No	240,683	48,655,410	48,896,093	—	—	—	—
Foreign	Codensa	Colombia	Foreign	B8	Colombia	CPs	9.09%	8.80%	No	307,948	—	307,948	60,819,262	—	—	60,819,262
Foreign	Codensa	Colombia	Foreign	B302	Colombia	CPs	CPI+4.60%	CPI+4.60%	No	353,650	—	353,650	—	—	—	—
Foreign	Codensa	Colombia	Foreign	B102	Colombia	CPs	8.03%	7.80%	No	—	—	—	—	—	94,695,348	94,695,348
Foreign	Codensa	Colombia	Foreign	B502	Colombia	CPs	5.97%	5.97%	No	22,810	—	22,810	8,203,302	—	—	8,203,302
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CPs	6.06%	6.06%	No	69,066	—	69,066	20,800,188	—	—	20,800,188
Foreign	Codensa	Colombia	Foreign	B503	Colombia	CPs	8.74%	8.46%	No	89,400	—	89,400	—	18,367,417	—	18,367,417
Foreign	Codensa	Colombia	Foreign	B103	Colombia	CPs	8.28%	8.04%	No	90,029	—	90,029	—	—	19,462,164	19,462,164
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CPs	5.65%	5.53%	No	132,693	—	132,693	—	19,462,164	—	19,462,164
Foreign	Codensa	Colombia	Foreign	B304	Colombia	CPs	6.61%	6.45%	No	280,518	—	280,518	—	—	35,275,172	35,275,172
Foreign	Coelce	Brazil	Foreign	Itaú	Brazil	Reais	12.34%	12.11%	No	890,856	25,521,000	26,411,856	—	—	—	—
Foreign	Coelce	Brazil	Foreign	Santander	Brazil	Reais	14.41%	14.11%	No	1,599,204	—	1,599,204	30,656,023	15,611,999	—	46,268,022
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.41%	6.31%	No	—	6,578	6,578	—	—	4,168,325	4,168,325
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.38%	6.28%	No	128,730	—	128,730	—	—	4,168,325	4,168,325
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.86%	6.75%	No	75,030	—	75,030	—	3,334,660	—	3,334,660
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.54%	6.44%	No	76,767	—	76,767	4,168,325	—	—	4,168,325
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.73%	6.63%	No	—	29,070	29,070	4,168,325	—	—	4,168,325
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.61%	6.50%	No	—	13,808	13,808	4,168,325	—	—	4,168,325
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	Soles	6.70%	6.59%	No	97,660	—	97,660	—	4,718,544	—	4,718,544
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	5.86%	5.78%	No	127,919	—	127,919	—	—	4,683,530	4,683,530
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.06%	5.97%	No	100,637	3,746,824	3,847,461	—	—	—	—
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	6.44%	6.34%	No	127,923	—	127,923	—	—	4,683,530	4,683,530
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	7.25%	7.13%	No	—	54,629	54,629	—	4,552,391	—	4,552,391
Foreign	Edegel	Peru	Foreign	BANCO CONTINENTAL	Peru	US$	7.13%	7.13%	No	132,266	—	132,266	—	—	3,824,571	3,824,571
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	9.20%	9.00%	No	94,171	—	94,171	—	2,976,388	—	2,976,388
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	6.09%	6.00%	No	142,213	—	142,213	—	—	4,683,530	4,683,530
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	6.73%	6.63%	No	77,278	—	77,278	—	—	4,683,530	4,683,530
Foreign	Edegel	Peru	Foreign	BANCO SCOTIABANK	Peru	US$	7.93%	7.78%	No	67,692	—	67,692	—	—	4,683,530	4,683,530
Foreign	Edelnor	Peru	Foreign	Military/Police Pension Fund	Peru	Soles	1.27%	0.54%	No	3,465,734	—	3,465,734	—	—	—	—
Foreign	Edelnor	Peru	Foreign	FCR — Macro fund	Peru	Soles	8.67%	5.44%	No	819,886	—	819,886	—	—	—	—
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	9.92%	6.50%	No	40,394	—	40,394	—	3,932,869	—	3,932,869
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	9.92%	6.50%	No	14,881	—	14,881	—	3,924,661	—	3,924,661
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	8.94%	8.75%	No	8,489	—	8,489	—	7,835,713	—	7,835,713
Foreign	Edelnor	Peru	Foreign	Retirement Fund for Noncommissioned Officers and Specialists - Fosersoe	Peru	Soles	8.00%	7.84%	No	24,315	—	24,315	—	5,001,990	—	5,001,990
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	7.71%	7.56%	No	25,430	—	25,430	666,932	—	—	666,932

•           Secured and Unsecured Liabilities by Company, continued

										12-2011
			ID No.				Effective			Current ThCh$			Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-current
Foreign	Edelnor	Peru	Foreign	Social Health Insurance - Essalud	Peru	Soles	8.32%	8.16%	No	29,390	—	29,390	770,809	—	—	770,809
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.35%	7.22%	No	23,074	—	23,074	2,890,532	—	—	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	8.16%	8.00%	No	137,526	—	137,526	—	3,468,639	—	3,468,639
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Soles	6.77%	6.66%	No	2,516,119	—	2,516,119	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	5.77%	5.69%	No	69,553	—	69,553	—	2,890,532	—	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	5.99%	5.91%	No	173,552	—	173,552	—	5,241,499	—	5,241,499
Foreign	Edelnor	Peru	Foreign	FCR — Macro Fund	Peru	Soles	6.06%	5.97%	No	44,894	—	44,894	2,890,532	—	—	2,890,532
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.06%	6.94%	No	3,897,275	—	3,897,275	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	6.67%	6.56%	No	44,894	—	44,894	—	3,854,043	—	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Soles	6.96%	6.84%	No	7,930,354	—	7,930,354	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.38%	6.28%	No	179,735	—	179,735	—	7,708,087	—	7,708,087
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.93%	6.81%	No	5,894,881	—	5,894,881	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	7.25%	7.13%	No	5,082,940	—	5,082,940	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	7.64%	7.50%	No	186,831	—	186,831	5,781,065	—	—	5,781,065
Foreign	Edelnor	Peru	Foreign	Mapfre Peru Cia de Seguros	Peru	Soles	7.87%	7.72%	No	81,366	—	81,366	3,854,043	—	—	3,854,043
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.49%	8.31%	No	15,498	—	15,498	4,817,554	—	—	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.42%	8.25%	No	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	7.97%	7.81%	No	16,209	—	16,209	—	4,817,554	—	4,817,554
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.06%	7.91%	No	209,478	—	209,478	5,781,065	—	—	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	8.23%	8.06%	No	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	6.67%	6.56%	No	210,758	—	210,758	5,781,065	—	—	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.06%	7.06%	No	115,030	—	115,030	—	4,800,211	—	4,800,211
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	6.63%	6.63%	No	48,664	—	48,664	5,679,896	—	—	5,679,896
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.44%	7.44%	No	85,060	—	85,060	—	—	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	Fondo Mi Vivienda	Peru	Soles	6.50%	6.50%	No	42,555	—	42,555	—	3,854,043	—	3,854,043
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	7.03%	7.03%	No	171,987	—	171,987	—	—	5,781,065	5,781,065
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.50%	6.50%	No	40,360	—	40,360	—	—	3,854,043	3,854,043
Foreign	Edelnor	Peru	Foreign	Fifth Series A	Peru	Soles	7.03%	7.03%	No	124,955	—	124,955	—	—	3,854,043	3,854,043
Foreign	Edesur	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	15,571	3,963,560	3,979,131	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	A-10 Bonds	Colombia	CPs	8.21%	7.97%	No	—	534,079	534,079	—	—	56,169,355	56,169,355
Foreign	Emgesa	Colombia	Foreign	B-103 Bonds	Colombia	CPs	8.33%	8.33%	No	—	3,654,924	3,654,924	—	—	45,470,431	45,470,431
Foreign	Emgesa	Colombia	Foreign	A102 Bonds	Colombia	CPs	8.21%	7.97%	No	—	101,729	101,729	—	—	9,747,283	9,747,283
Foreign	Emgesa	Colombia	Foreign	A5 Bonds	Colombia	CPs	5.32%	5.22%	No	—	116,036	116,036	—	13,223,871	—	13,223,871
Foreign	Emgesa	Colombia	Foreign	B10 Bonds	Colombia	CPs	8.97%	8.69%	No	—	575,302	575,302	—	—	42,811,747	42,811,747
Foreign	Emgesa	Colombia	Foreign	B15 Bonds	Colombia	CPs	9.29%	8.99%	No	—	205,704	205,704	—	—	14,844,758	14,844,758
Foreign	Emgesa	Colombia	Foreign	B09-09 Bonds	Colombia	CPs	9.10%	8.80%	No	—	1,416,305	1,416,305	—	—	58,362,634	58,362,634
Foreign	Emgesa	Colombia	Foreign	B12 Bonds	Colombia	CPs	9.30%	9.00%	No	—	592,993	592,993	—	—	23,960,242	23,960,242
Foreign	Emgesa	Colombia	Foreign	Commercial papers	Colombia	CPs	4.20%	4.20%	No	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	E5-09 Bonds	Colombia	CPs	9.27%	9.27%	No	—	1,146,419	1,146,419	—	24,666,371	—	24,666,371
Foreign	Emgesa	Colombia	Foreign	B7 Bonds	Colombia	CPs	9.31%	9.00%	No	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B72 Bonds	Colombia	CPs	9.31%	9.00%	No	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Foreign bonds	Colombia	CPs	10.17%	10.17%	No	—	2,288,195	2,288,195	—	—	24,072,581	24,072,581
Foreign	Emgesa	Colombia	Foreign	Quimbo bonds	Colombia	CPs	10.17%	10.17%	No	—	16,443,475	16,443,475	—	—	172,990,913	172,990,913
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-1	USA	US$	7.96%	7.96%	No	3,507,440	—	3,507,440	—	—	105,516,202	105,516,202
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-2	USA	US$	7.40%	7.40%	No	1,121,609	—	1,121,609	—	—	36,254,989	36,254,989
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-3	USA	US$	8.26%	8.26%	No	710,395	—	710,395	—	—	15,584,934	15,584,934
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	No	31,548,592	—	31,548,592	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144-A	USA	US$	8.50%	8.50%	No	7,225,533	—	7,225,533	206,726,825	—	—	206,726,825
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144-A	USA	US$	8.83%	8.83%	No	3,731,750	—	3,731,750	—	102,843,263	—	102,843,263
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	7.17%	No	—	5,653,703	5,653,703	9,274,316	9,274,316	51,798,587	70,347,219
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	No	—	699,402	699,402	—	—	88,931,329	88,931,329
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.82%	No	—	436,109	436,109	—	—	218,509,846	218,509,846
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2016	USA	US$	7.76%	7.40%	No	—	799,582	799,582	—	133,177,054	—	133,177,054
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2026	USA	US$	7.76%	6.60%	No	—	2,450	2,450	—	—	445,474	445,474
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2014	USA	US$	7.69%	7.38%	No	6,142,514	—	6,142,514	189,274,248	—	—	189,274,248
94,271,000-3	Enersis	Chile	97,004,000-5	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	—	2,409,255	2,409,255	4,490,426	5,342,947	18,824,480	28,657,853

						Total Unsecured Bonds				91,218,618	151,567,139	242,785,757	687,373,937	503,771,010	1,248,768,956	2,439,913,903

										12-2010
			ID No.				Effective			Current ThCh$						Non-current ThCh$
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Financial Institution	Country	Currency	Interest Rate	Nominal Interest Rate	Secured/ Unsecured	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non-Current
Foreign	Edelnor	Peru	Foreign	Social Health Insurance - Essalud	Peru	Soles	8.32%	8.16%	No	19,965	—	19,965	2,500,995	—	—	2,500,995
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.35%	7.22%	No	118,993	—	118,993	—	—	3,001,194	3,001,194
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	8.16%	8.00%	No	60,180	—	60,180	—	—	2,500,995	2,500,995
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Soles	6.77%	6.66%	No	3,432,135	—	3,432,135	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	5.77%	5.69%	No	150,163	—	150,163	—	—	4,535,138	4,535,138
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	5.99%	5.91%	No	38,844	—	38,844	2,500,995	—	—	2,500,995
Foreign	Edelnor	Peru	Foreign	FCR — Macro Fund	Peru	Soles	6.06%	5.97%	No	37,405	—	37,405	3,334,660	—	—	3,334,660
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.06%	6.94%	No	38,844	—	38,844	—	3,334,660	—	3,334,660
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	6.67%	6.56%	No	192,403	—	192,403	6,669,320	—	—	6,669,320
Foreign	Edelnor	Peru	Foreign	AFP Horizonte	Peru	Soles	6.96%	6.84%	No	155,513	—	155,513	—	6,669,320	—	6,669,320
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.38%	6.28%	No	98,477	—	98,477	5,001,990	—	—	5,001,990
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.93%	6.81%	No	161,653	—	161,653	5,001,990	—	—	5,001,990
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	7.25%	7.13%	No	3,401,208	—	3,401,208	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Integra	Peru	Soles	7.64%	7.50%	No	70,401	—	70,401	3,334,660	—	—	3,334,660
Foreign	Edelnor	Peru	Foreign	Mapfre Peru Cia de Seguros	Peru	Soles	7.87%	7.72%	No	13,410	—	13,410	—	4,168,325	—	4,168,325
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.49%	8.31%	No	14,025	—	14,025	—	—	4,168,325	4,168,325
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.42%	8.25%	No	3,452,068	—	3,452,068	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	7.97%	7.81%	No	181,248	—	181,248	5,001,990	—	—	5,001,990
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	8.06%	7.91%	No	9,509	—	9,509	2,167,529	—	—	2,167,529
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	8.23%	8.06%	No	2,589,753	—	2,589,753	—	—	—	—
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	6.67%	6.56%	No	152,924	—	152,924	4,245,022	—	—	4,245,022
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.06%	7.06%	No	182,356	—	182,356	5,001,990	—	—	5,001,990
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	6.63%	6.63%	No	99,528	—	99,528	—	4,153,319	—	4,153,319
Foreign	Edelnor	Peru	Foreign	AFP Profuturo	Peru	Soles	7.44%	7.44%	No	42,106	—	42,106	—	4,914,455	—	4,914,455
Foreign	Edelnor	Peru	Foreign	Fondo Mi Vivienda	Peru	Soles	6.50%	6.50%	No	73,597	—	73,597	—	—	5,001,990	5,001,990
Foreign	Edelnor	Peru	Foreign	Rimac Internacional Cia de Seguros	Peru	Soles	7.03%	7.03%	No	36,820	—	36,820	—	—	3,334,660	3,334,660
Foreign	Edelnor	Peru	Foreign	AFP Prima	Peru	Soles	6.50%	6.50%	No	148,809	—	148,809	—	—	5,001,990	5,001,990
Foreign	Edelnor	Peru	Foreign	Fifth Series A	Peru	Soles	7.03%	7.03%	No	34,921	—	34,921	—	—	3,334,660	3,334,660
Foreign	Edesur	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	—	3,886,654	3,886,654	—	—	—	—
Foreign	Edesur	Argentina	Foreign	oeds7	Argentina	Ar$	12.28%	11.75%	No	—	3,849,436	3,849,436	3,862,274	—	—	3,862,274
Foreign	Emgesa	Colombia	Foreign	A-10 Bonds	Colombia	CPs	8.21%	7.97%	No	—	411,850	411,850	—	—	51,088,180	51,088,180
Foreign	Emgesa	Colombia	Foreign	B-103 Bonds	Colombia	CPs	8.33%	8.33%	No	—	2,810,154	2,810,154	—	—	42,837,829	42,837,829
Foreign	Emgesa	Colombia	Foreign	A102 Bonds	Colombia	CPs	8.21%	7.97%	No	—	78,448	78,448	—	—	9,384,105	9,384,105
Foreign	Emgesa	Colombia	Foreign	A5 Bonds	Colombia	CPs	5.32%	5.22%	No	—	83,357	83,357	—	—	12,027,617	12,027,617
Foreign	Emgesa	Colombia	Foreign	B10 Bonds	Colombia	CPs	8.97%	8.69%	No	—	449,458	449,458	—	—	38,938,924	38,938,924
Foreign	Emgesa	Colombia	Foreign	B15 Bonds	Colombia	CPs	9.29%	8.99%	No	—	161,483	161,483	—	—	13,501,876	13,501,876
Foreign	Emgesa	Colombia	Foreign	B09-09 Bonds	Colombia	CPs	9.10%	8.80%	No	—	1,108,613	1,108,613	—	—	53,083,052	53,083,052
Foreign	Emgesa	Colombia	Foreign	B12 Bonds	Colombia	CPs	9.30%	9.00%	No	—	465,607	465,607	—	—	21,792,758	21,792,758
Foreign	Emgesa	Colombia	Foreign	Commercial papers	Colombia	CPs	4.20%	4.20%	No	—	17,113,595	17,113,595	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	E5-09 Bonds	Colombia	CPs	9.27%	9.27%	No	—	1,042,712	1,042,712	—	—	22,435,009	22,435,009
Foreign	Emgesa	Colombia	Foreign	B7 Bonds	Colombia	CPs	9.31%	9.00%	No	—	44,319,708	44,319,708	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	B72 Bonds	Colombia	CPs	9.31%	9.00%	No	—	14,773,236	14,773,236	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Foreign bonds	Colombia	CPs	10.17%	10.17%	No	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Foreign	Quimbo bonds	Colombia	CPs	10.17%	10.17%	No	—	—	—	—	—	—	—
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-1	USA	US$	7.96%	7.96%	No	3,161,628	—	3,161,628	—	—	94,921,874	94,921,874
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-2	USA	US$	7.40%	7.40%	No	1,011,025	—	1,011,025	—	—	32,652,675	32,652,675
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon — First Issuance S-3	USA	US$	8.26%	8.26%	No	640,355	—	640,355	—	—	13,515,600	13,515,600
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 264 Series-F	Chile	U.F.	6.44%	6.44%	No	1,091,599	321,834	1,413,433	1,609,167	2,252,833	25,121,867	28,983,867
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144-A	USA	US$	8.50%	8.50%	No	6,513,139	—	6,513,139	185,675,099	—	—	185,675,099
91,081,000-6	Endesa Chile	Chile	Foreign	The Bank of New York Mellon - 144-A	USA	US$	8.83%	8.83%	No	3,363,822	—	3,363,822	—	92,366,575	—	92,366,575
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 317 Series-H	Chile	U.F.	7.17%	7.17%	No	—	5,497,845	5,497,845	8,925,508	8,925,508	54,281,364	72,132,380
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 318 Series-K	Chile	U.F.	3.86%	3.86%	No	—	673,096	673,096	—	—	85,561,441	85,561,441
91,081,000-6	Endesa Chile	Chile	97,004,000-5	Banco Santander Chile - 522 Series-M	Chile	U.F.	4.82%	4.82%	No	—	419,706	419,706	—	—	210,717,524	210,717,524
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2016	USA	US$	7.76%	7.40%	No	—	720,747	720,747	—	—	120,393,171	120,393,171
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2026	USA	US$	7.76%	6.60%	No	—	2,209	2,209	—	—	401,553	401,553
94,271,000-3	Enersis	Chile	Foreign	Yankee Bonds 2014	USA	US$	7.69%	7.38%	No	5,536,900	—	5,536,900	—	171,324,624	—	171,324,624
94,271,000-3	Enersis	Chile	97,004,000-5	Bonds UF 269	Chile	U.F.	7.02%	5.75%	No	—	2,201,591	2,201,591	4,009,551	4,806,093	20,746,252	29,561,896

						Total Unsecured Bonds				51,063,813	230,588,521	281,652,334	480,282,879	419,494,691	1,139,293,178	2,039,070,748

Appendix No.4, letter b) presents additional information on financial debt which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured obligations detailed above

•      Detail of Financial Lease Obligations

								12-2011
							Nominal	Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	1,041,741	—	1,041,741	2,291,023	2,598,536	13,765,541	18,655,100
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	1,918,477	6,218,565	8,137,042	10,519,276	14,415,305	11,395,943	36,330,524
96,830,980-3	GasAtacama	Chile	96,976,410-5	Gasred S,A,	Chile	US$	8.27%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Soles	6.30%	579,527	3,648,359	4,227,886	2,859,893	—	—	2,859,893
Foreign	Edesur	Argentina	Foreign	COMAFI	Argentina	Ar$	21.19%	121,499	280,084	401,583	593,623	—	—	593,623
				Leasing Total				3,661,244	10,147,008	13,808,252	16,263,815	17,013,841	25,161,484	58,439,140

								12-2010
							Nominal	Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.50%	—	881,720	881,720	3,004,174	2,342,336	12,408,341	17,754,851
Foreign	Edegel	Peru	Foreign	Banco Scotiabank	Peru	US$	2.02%	1,877,853	5,562,774	7,440,627	12,096,296	11,246,668	16,687,463	40,030,427
96,830,980-3	GasAtacama	Chile	96,976,410-5	Gasred S,A,	Chile	US$	8.27%	—	249,450	249,450	—	—	—	—
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Soles	6.30%	448,208	713,588	1,161,796	2,406,791	—	—	2,406,791
Foreign	Edesur	Argentina	Foreign	COMAFI	Argentina	Ar$	21.19%	—	460,392	460,392	947,990	—	—	947,990
				Leasing Total				2,326,061	7,867,924	10,193,985	18,455,251	13,589,004	29,095,804	61,140,059

Appendix No.4 letter c) presents additional information on financial lease obligations which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle these obligations.

•      Detail of Other Obligations

								12-2011
							Nominal	Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	7,749,998	14,969,290	22,719,288	12,851,153	37,735,332	—	50,586,485
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	—	13,925,511	13,925,511	—	—	—	—
Foreign	Endesa Costanera	Argentina	Foreign	Others	Argentina	Ar$	11.50%	679,866	1,133,110	1,812,976	—	—	—	—
91,081,000-6	Endesa Chile	Chile	N/A	Others	Chile	Ch$	4.74%	27	—	27	—	—	—	—
96,830,980-3	GasAtacama	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	10,104,537	—	10,104,537	—	—	—	—
96,830,980-3	GasAtacama	Chile	96,963,440-6	SC GROUP	Chile	US$	N/A	1,092,804	—	1,092,804	—	—	—	—
96,589,170-6	Pangue	Chile	N/A	Others	Chile	Ch$	N/A	2	—	2	—	—	—	—
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S,A,	Chile	US$	N/A	3,929,271	—	3,929,271	—	—	—	—
94,271,000-3	Enersis	Chile	N/A	Others	Chile	Ch$	N/A	—	3,958	3,958	—	—	—	—
96,800,570-7	Chilectra	Chile	N/A	Others	Chile	Ch$	N/A	—	1,235	1,235	—	—	—	—
Foreign	Ampla	Brazil	Foreign	Eletrobrás	Brazil	Reais	7.15%	205,853	613,419	819,272	2,035,832	2,239,892	2,816,907	7,092,631
Foreign	Ampla Energía	Brazil	Foreign	Bndes	Brazil	Reais	9.43%	4,941,520	10,526,077	15,467,597	23,343,601	22,203,629	22,367,250	67,914,480
Foreign	Endesa Brasil	Brazil	Foreign	IFC	Brazil	US$	N/A	—	—	—	—	—	—	—
Foreign	Coelce	Brazil	Foreign	Eletrobras	Brazil	Reais	6.68%	1,289,715	3,067,631	4,357,346	6,534,103	5,634,274	11,052,898	23,221,275
Foreign	Coelce	Brazil	Foreign	Banco do Brazil	Brazil	US$	4.66%	16,411	113,158	129,569	108,803	—	1,448,799	1,557,602
Foreign	Coelce	Brazil	Foreign	BEI	Brazil	US$	5.39%	—	4,532,108	4,532,108	—	—	—	—
Foreign	Coelce	Brazil	Foreign	Banco do Brazil	Brazil	Reais	15.16%	1,049,301	3,073,192	4,122,493	5,366,340	—	—	5,366,340
Foreign	Coelce	Brazil	Foreign	BNDES	Brazil	Reais	10.03%	5,567,428	16,072,830	21,640,258	27,967,533	—	—	27,967,533
Foreign	Coelce	Brazil	Foreign	Banco do Nordeste	Brazil	Reais	7.75%	1,975,303	6,454,541	8,429,844	24,074,744	5,911,192	6,650,091	36,636,027
Foreign	Coelce	Brazil	Foreign	Faelce	Brazil	Reais	13.87%	—	3,176,291	3,176,291	4,764,438	—	—	4,764,438
				Total Other Obligations				38,602,036	77,662,351	116,264,387	107,046,547	73,724,319	44,335,945	225,106,811

								12-2010
							Nominal	Current			Non-current
Taxpayer ID No. (RUT)	Company	Country	ID No. Financial Institution	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	7.42%	17,408,628	8,223,739	25,632,367	—	37,523,997	—	37,523,997
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	7.42%	—	—	—	—	12,332,589	—	12,332,589
Foreign	Endesa Costanera	Argentina	Foreign	Others	Argentina	Ar$	11.50%	1,542,295	1,517,680	3,059,975	1,011,826	—	—	1,011,826
91,081,000-6	Endesa Chile	Chile	N/A	Others	Chile	Ch$	4.74%	—	894	894	—	—	—	—
96,830,980-3	GasAtacama	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	17,550,375	—	17,550,375	792,809	—	—	792,809
96,830,980-3	GasAtacama	Chile	96,963,440-6	SC GROUP	Chile	US$	N/A	—	—	—	—	—	—	—
96,589,170-6	Pangue	Chile	N/A	Others	Chile	Ch$	N/A	—	—	—	—	12,395,250	—	12,395,250
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S,A,	Chile	US$	N/A	—	—	—	—	—	—	—
94,271,000-3	Enersis	Chile	N/A	Others	Chile	Ch$	N/A	—	821	821	—	—	—	—
96,800,570-7	Chilectra	Chile	N/A	Others	Chile	Ch$	N/A	—	1,180	1,180	—	—	—	—
Foreign	Ampla	Brazil	Foreign	Eletrobrás	Brazil	Reais	7.15%	96,367	410,814	507,181	1,190,260	1,190,260	1,775,735	4,156,255
Foreign	Ampla Energía	Brazil	Foreign	Bndes	Brazil	Reais	9.43%	8,353,041	17,646,086	25,999,127	10,399,296	531,167	—	10,930,463
Foreign	Endesa Brasil	Brazil	Foreign	IFC	Brazil	US$	N/A	—	51,906,330	51,906,330	—	—	—	—
Foreign	Coelce	Brazil	Foreign	Eletrobras	Brazil	Reais	6.68%	28,592	125,856	154,448	167,212	32,658	1,304,607	1,504,477
Foreign	Coelce	Brazil	Foreign	Banco do Brazil	Brazil	US$	4.66%	233,456	3,915,570	4,149,026	3,915,570	—	—	3,915,570
Foreign	Coelce	Brazil	Foreign	BEI	Brazil	US$	5.39%	1,106,146	3,547,766	4,653,912	7,202,141	4,305,798	9,066,992	20,574,931
Foreign	Coelce	Brazil	Foreign	Banco do Brazil	Brazil	Reais	15.16%	967,059	2,757,153	3,724,212	8,054,776	976,090	—	9,030,866
Foreign	Coelce	Brazil	Foreign	BNDES	Brazil	Reais	10.03%	6,439,374	15,673,356	22,112,730	35,333,122	13,847,857	—	49,180,979
Foreign	Coelce	Brazil	Foreign	Banco do Nordeste	Brazil	Reais	7.75%	1,982,611	5,722,717	7,705,328	17,821,201	12,798,992	—	30,620,193
Foreign	Coelce	Brazil	Foreign	Faelce	Brazil	Reais	13.87%	—	—	—	—	—	—	—
				Total Other Obligations				55,707,944	111,449,962	167,157,906	85,888,213	95,934,658	12,147,334	193,970,205

Appendix No.4 letter d) presents additional information on other obligations which includes a projection of future cash flows (undiscounted) that the Group will have to disburse to settle these obligations.

18.5 Hedged debt

Of Enersis’ US dollar denominated debt, as of December 31, 2011, ThCh$ 739,686,386 is related to future cash flow hedges for the Group’s US dollar-linked operating income (see Note 3.m). As of December 31, 2010, this amount totaled ThCh$ 679,999,810.

The following table details movements in “Reserve of cash flow hedges” during 2011 and 2010 due to exchange differences of this debt:

	12-31-2011	12-31-2010	12-31-2009
Balance in hedging reserves (hedging income) at the beginning of the year, net	67,748,527	60,346,205	(61,905,837)
Foreign currency exchange differences recorded in equity, net	(28,520,464)	15,654,909	126,579,938
Recognition of foreign currency exchange differences in profit or loss, net	(9,306,696)	(8,252,587)	(4,327,896)
Foreign currency translation differences	633,136	—	—
Balance in hedging reserves (hedging income) at the end of the year, net	30,554,503	67,748,527	60,346,205

18.6                Other information

As of December 31, 2011 and 2010, the Enersis Group has long-term lines of credit available for use amounting to ThCh$ 238,832,000 and ThCh$ 242,750,000, respectively.

Various of the Company’s and its subsidiaries’ credit facilities contain certain financial ratio covenants, customary In these types of contracts. These agreements also include affirmative and negative covenants that require ongoing monitoring. Additionally, there are certain restrictions in the events of default sections that also require compliance.

Some of Enersis’ and Endesa Chile’s credit facilities include cross default provisions. Regarding the provision affecting Enersis, the loan subscribed on December 2009 under New York jurisdiction and that matures December 2012, stipulates that a cross default arises when Enersis, Chilectra or Endesa Chile is in arrears with any one of its debt repayments, whether on interest or on the principal. There have been no disbursements on this syndicated loan to date.  Endesa Chile’s loan, syndicated the State of New York law, subscribed in 2008 and expiring in 2014, and which contains a disbursed balance of US$ 200 million to date, does not make reference to Endesa Chile’s subsidiaries, so cross default can only originate if Endesa Chile defaults on other of its own debt. For debt repayments to become accelerated due to cross default, the amount in default must exceed US$ 50 million, or its equivalent in other currencies.  Additionally, other conditions must be met before debt repayments can be accelerated, including expiration of the grace period (if any) and a formal notice documenting intention to accelerate debt repayment from the lenders that represent more than 50% of the balance owed under the credit facility. Additionally, in December 2009, both Enersis and Endesa Chile subscribed loans under Chilean law that stipulate that a cross default will arise only by the debtor’s default.  In these loans, the amount in default must also exceed the US$ 50 million threshold aforementioned or its equivalent in foreign currency.  Note that since their subscription, these credit facilities have never been disbursed.

Regarding Enersis’ and Endesa Chile’s bonds registered with the U.S. SEC, commonly known as “Yankee Bonds,” the cross default for nonpayment can arise from other debt affecting the same company, or from any of its Chilean subsidiaries, regardless of the amount, as long as the principal that originated the cross default exceeds US$ 30 million, or its equivalent in other currency.  The acceleration of the debt repayment caused by the cross default provision does not happen automatically; instead, bondholders of at least 25% of a certain series of the Yankee Bonds must demand this.  Additionally, the bankruptcy or insolvency of a foreign subsidiary does not have a contractual impact on Enersis’ and Endesa Chile’s Yankee Bonds.

Enersis’ and Endesa Chile’s Chilean bonds stipulate that a cross default can only arise if the “Issuer” of the debt instrument (as defined in the debt agreement) is in default.  Furthermore, the acceleration of the debt repayment must be requested by at least 50% of the bondholders of a particular series.

As of December 31, 2011 and December 31, 2010, Enersis S.A., Endesa Chile, and their respective subsidiaries were in full compliance with all above-described financial and other covenants and restrictions.

19.       RISK MANAGEMENT POLICY

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•                           Compliance with corporate governance standards.

•                           Strict compliance with all the Group’s internal policies.

•                           The Group’s Risk Committee is the organization in charge of defining, approving, and updating the basic principles that are to inspire actions taken regarding risk.

•                           Risk Governance is organized operationally through the Risk Control and Risk Management areas, which are two independent functions.

•                           Each business and corporate area determines:

I.                     The markets and product areas in which it will operate based on its knowledge and ability to ensure effective risk management.

II.                Criteria regarding counterparts.

III.           Authorized operators.

•                              Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•                              Business limits are ratified by the Group’s Risk Committee.

•                              All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•                              Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with Enersis’ policies, standards, and procedures.

19.1.           Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

In compliance with the current interest rate hedging policy, the proportion of fixed debt and/or hedged debt over the net total debt was 62% as of December 31, 2011.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk. Derivative instruments currently used to comply with the risk management policy are interest rate swaps to set floating rate at fixed rate.

The financial debt structure of the Group detailed by fixed, hedged, and floating rate debt, net of hedging derivative instruments, is as follows:

Net position:

	12-31-2011	12-31-2010
	%	%
Fixed interest rate	62%	51%
Floating interest rate	38%	49%
Total	100%	100%

19.2.           Exchange rate risk

Exchange rate risks involve basically the following transactions:

•                  Debt contracted by the Group’s companies that is denominated in a foreign currency, when the Company’s contribution margin is not highly indexed to such foreign currency.

•                  Payments to be made in international markets for the acquisition of project-related materials.

•                  Group company income directly linked to dollar changes.

•                  Cash flows from foreign subsidiaries to the Chilean parent company, exposed to exchange rate fluctuations.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3.           Commodities risk

The Group has a risk exposure to price changes in certain commodities, basically due to:

•                  Purchases of fuel used to generate electricity.

•                  Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the company has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year and includes risk mitigation terms in certain contracts with unregulated customers.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile oil prices, the Group is constantly verifying the advisability of hedging against increases in the price of Brent crude oil. As of December 31, 2011, there are no hedging instruments in effect, and the hedging used in the past has been in specific cases and for fairly insignificant amounts. The Group does not rule out use of this type of instrument in the future.

19.4.           Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives, see Notes 18 and 20, and Appendix No.4.

As of December 31, 2011, the Group has cash and cash equivalent totaling ThCh$ 1,219,921,268 and unconditionally available lines of credits totaling ThCh$ 238,832,000. As of December 31, 2010, the Group had ThCh$ 961,355,037 in cash and cash equivalents and ThCh$ 242,750,000 in unconditional available lines of credit.

19.5.           Credit risk

Given the current economic climate, the Group has been carefully following its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generating and distribution lines of business.

In our electricity generating business, some countries’ regulations allow the suspension of energy service to customers with outstanding payments, and most contracts have termination clauses for payment default. The Company monitors its credit risk on an ongoing basis and measures quantitatively its maximum exposure to payment default risk, which, as stated above, is very low.

In our electricity distribution companies, the suspension of energy service for customers in payment default is permitted in all cases, in accordance with current regulations in each country. This facilitates our credit risk management, which is also low in this line of business.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade) with thresholds established for each entity.

Banks that have received investment grade ratings from at least two of the three major international rating agencies (Moody’s, S&P, and Fitch) are selected for making investments.

Investments are backed with treasury bonds from the countries in which the company operates and/or with commercial papers issued by the highest rated banks; wherever possible and when market conditions permit, the treasury bonds are preferred.

Derivative instruments are entered into with entities with solid creditworthiness; approximately 80% of derivative transactions are performed entities rated A or higher.

19.6.           Risk measurement

The Enersis Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to ensure that the risk assumed by the company remains consistent with the risk exposure defined by Management, thereby reducing volatility in the income statement.

The portfolio of positions included in calculating the current Value at Risk consists of the following:

•                               Debt

•                                Financial derivatives

The VaR determined represents the potential loss in value of the portfolio of positions described above in one day with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•                                U.S. dollar Libor interest rate.

•                                The customary local indices used in the banking industry for debt, considering the various currencies in which our companies operate.

•                                The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping simulations. The number of scenarios generated ensures compliance with the simulation convergence criteria. The table of volatilities and correlations between the various risk variables calculated based on the historical values of the logarithmic price return has been applied to simulate the future price scenario.

Once the price scenarios have been obtained, the fair value of the portfolio is calculated using such scenarios, thereby obtaining a distribution of possible values at one day. The one-day 95%-confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The various debt positions and financial derivatives included in the calculation have been valued consistently using the financial capital calculation methodology reported to Management.

Taking into account the assumptions described above, the Value at Risk of the previously discussed positions, broken down by type of position, is shown in the following table.

	12-31-2011	12-31-2010
Financial Positions	ThCh$	ThCh$
Interest rate	41,560,004	38,847,459
Exchange rate	3,602,591	539,575
Correlation	(310,050)	(2,695,024)
Total	44,852,545	36,692,010

The Value at Risk positions have varied during the 2011 and 2010 fiscal years depending on the start/maturity of operations throughout each year.

20.       FINANCIAL INSTRUMENTS

20.1              Financial instruments, classified by type and category

a)                           The detail of financial assets, classified by type and category, as of December 31, 2011 and 2010, is as follows:

	December 31, 2011
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Hedge derivatives ThCh$

Derivative instruments	47,504	—	—	—	—	748,078
Other financial assets	—	—	—	1,013,028,618	—	—
Total Current	47,504	—	—	1,013,028,618	—	748,078

Equity instruments	—	—	—	—	2,892,655	—
Derivative instruments	—	—	—	—	—	12,178,355
Other financial assets	—	—	20,793,960	444,818,541	—	—
Total Non-current	—	—	20,793,960	444,818,541	2,892,655	12,178,355

Total	47,504	—	20,793,960	1,457,847,159	2,892,655	12,926,433

	December 31, 2010
	Financial assets held for trading ThCh$	Financial assets at fair value with change in net income ThCh$	Held-to-maturity investments ThCh$	Loans and receivables ThCh$	Available-for-sale financial assets ThCh$	Hedge derivatives ThCh$

Derivative instruments	17,551	—	—	—	—	64,518
Other financial assets	—	—	7,735,440	1,058,569,847	—	—
Total Current	17,551	—	7,735,440	1,058,569,847	—	64,518

Equity instruments	—	—	—	—	2,511,197	—
Derivative instruments	91,262	—	—	—	—	27,212,944
Other financial assets	—	—	29,461,230	319,907,351	—	—
Total Non-current	91,262	—	29,461,230	319,907,351	2,511,197	27,212,944

Total	108,813	—	37,196,670	1,378,477,198	2,511,197	27,277,462

b)                           The detail of financial liabilities, classified by type and category, as of December 31, 2011 and 2010, is as follows:

	December 31, 2011
	Financial liabilities held for trading ThCh$	Financial liabilities at fair value with change in net income ThCh$	Loans and payables ThCh$	Hedge derivatives ThCh$

Interest-bearing loans	11,601,335	3,929,271	646,444,125	—
Derivative instruments	807,105	—	—	6,200,643
Other financial liabilities	—	—	1,395,341,923	—
Total Current	12,408,440	3,929,271	2,041,786,048	6,200,643

Interest-bearing loans	13,215,469	—	3,035,982,494	—
Derivative instruments	—	—	—	212,913,735
Other financial liabilities	—	—	23,548,235	—
Total Non-current	13,215,469	—	3,059,530,729	212,913,735

Total	25,623,909	3,929,271	5,101,316,777	219,114,378

	December 31, 2010
	Financial liabilities held for trading	Financial liabilities at fair value with change in net income	Loans and payables	Hedge derivatives
	ThCh$	ThCh$	ThCh$	ThCh$

Interest-bearing loans	6,509,732	—	646,469,760	—
Derivative instruments	—	—	—	10,002,909
Other financial liabilities	—	—	1,375,307,875	—
Total Current	6,509,732	—	2,021,777,635	10,002,909

Interest-bearing loans	15,171,516	12,395,250	2,736,255,564	—
Derivative instruments	—	—	—	240,113,443
Other financial liabilities	—	—	49,341,676	—
Total Non-current	15,171,516	12,395,250	2,785,597,240	240,113,443

Total	21,681,248	12,395,250	4,807,374,875	250,116,352

20.2              Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Company classifies its hedges as follows:

•                                  Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•                                  Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•                                  Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)                           Assets and liabilities for hedge derivative instruments

As of December 31, 2011 and 2010, financial derivative transactions that qualify as hedge instruments resulted in recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2011				December 31, 2010
	Assets		Liabilities		Assets		Liabilities
	Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	—	2,792,448	119,964	7,048,868	64,518	1,825,059	661,966	4,878,454
Cash flow hedge	—	2,792,448	119,964	7,048,868	64,518	1,825,059	661,966	4,878,454
Exchange rate hedge:	748,078	9,385,907	6,080,679	205,864,867	—	25,387,885	9,340,943	235,234,989
Cash flow hedge	748,078	9,385,907	3,070,825	201,717,556	—	25,387,885	3,867,323	229,257,717
Fair value hedge	—	—	3,009,854	4,147,311	—	—	5,473,620	5,977,272
Total	748,078	12,178,355	6,200,643	212,913,735	64,518	27,212,944	10,002,909	240,113,443

•                                General information on hedge derivative instruments

Hedging derivative instruments and their corresponding hedged instruments are shown in the following table:

Detail of Hedge Instruments	Description of Hedge Instrument	Description of Hedged Instrument	Fair Value of Hedged Instruments 12-31-2011	Fair Value of Hedged Instruments 12-31-2010	Type of Risks Hedged

SWAP	Interest rate	Bank borrowings	(4,376,384)	(3,715,361)	Cash flow
SWAP	Exchange rate	Bank borrowings	—	(509,567)	Cash flow
SWAP	Exchange rate	Bank borrowings	(7,157,165)	(11,450,892)	Fair value
SWAP	Exchange rate	Unsecured obligations (bonds)	(194,654,396)	(207,163,070)	Cash flow

At the close of the 2011 and 2010 fiscal years, the Group has not recognized significant gains or losses for ineffective cash flow hedges.

For fair value hedges the gain or losses recognized on the hedging instrument and on the underlying hedged item is detailed in the following table:

	December 31, 2011		December 31, 2010		December 31, 2009
	Gain ThCh$	Loss ThCh$	Gain ThCh$	Loss ThCh$	Gain ThCh$	Loss ThCh$
Hedging instrument	4,034,969	—	3,788,165	—	—	9,435,859
Hedged item	—	4,763,189	—	6,749,098	7,893,882	—
TOTAL	4,034,969	4,763,189	3,788,165	6,749,098	7,893,882	9,435,859

b)                           Financial derivative instrument assets and liabilities at fair value with changes in net income

As of December 31, 2011 and 2010, financial derivative transactions recorded at fair value with changes in net income, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	December 31, 2011				December 31, 2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$	Current ThCh$	Current ThCh$	Non-current ThCh$	Non-current ThCh$

Non-hedging derivative instruments	47,504	807,105	—	—	17,551	—	91,262	—

c)                            Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of December 31, 2011 and 2010:

	December 31, 2011
		Notional value
	Fair Value	Less than 1 year	1-2 years	2-3 years	3-4 Years	4-5 Years	Subsequent years	Total
Financial Derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Cash flow hedge	(4,376,384)	10,780,523	7,125,818	125,247,877	6,893,698	5,292,723	8,368,224	163,708,863
Exchange rate hedge:	(201,811,561)	29,287,450	10,912,595	499,430,704	2,091,618	211,163,933	—	752,886,300
Cash flow hedge	(194,654,396)	23,473,223	9,147,062	497,538,936	64,588	211,163,933	—	741,387,742
Fair value hedge	(7,157,165)	5,814,227	1,765,533	1,891,768	2,027,030	—	—	11,498,558
Derivatives not designated for hedge accounting	(759,601)	17,569,294	—	—	—	—	—	17,569,294
TOTAL	(206,947,546)	57,637,267	18,038,413	624,678,581	8,985,316	216,456,656	8,368,224	934,164,457

	December 31, 2010
		Notional value
	Fair value	Less than 1 year	1-2 years	2-3 Years	3-4 Years	4-5 Years	Subsequent years	Total
Financial Derivatives	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate hedge:	(3,650,843)	16,841,269	—	10,670,628	107,488,844	6,314,801	13,385,086	154,700,628
Cash flow hedge	(3,650,843)	16,841,269	—	10,670,628	107,488,844	6,314,801	13,385,086	154,700,628
Exchange rate hedge:	(219,188,047)	7,219,945	13,573,114	—	462,159,584	9,023,829	203,222,043	695,198,515
Cash flow hedge	(207,737,155)	7,219,945	4,680,100	—	462,159,584	—	203,222,043	677,281,672
Fair value hedge	(11,450,892)	—	8,893,014	—	—	9,023,829	—	17,916,843
Derivatives not designated for hedge accounting	108,813	72,537	—	—	—	—	—	72,537
TOTAL	(222,730,077)	24,133,751	13,573,114	10,670,628	569,648,428	15,338,630	216,607,129	849,971,680

The hedging and non-hedging derivatives contractual maturities do not represent the total Group’s risks exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3              Fair value hierarchies

Financial instruments recognized at fair value in the consolidated statement of financial position are classified based on the hierarchies described in Note 3.g.5.

The following table presents financial assets and liabilities measured at fair value as of December 31, 2011 and 2010:

Financial Instruments measured at Fair Value	Fair Value measured at end of reporting period using:
	12-31-2011	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	12,926,433	—	12,926,433	—
Derivatives not designated for hedge accounting	47,504	—	47,504	—
Available-for-sale financial assets, non-current	86,852	86,852	—	—
Total	13,060,789	86,852	12,973,937	—
Financial Liabilities
Cash flow hedge derivatives	211,957,213	—	211,957,213	—
Fair value hedge derivatives	7,157,165	—	7,157,165	—
Derivatives not designated for hedge accounting	807,105	—	807,105	—
Interest-bearing borrowings, short term	11,601,335	—	11,601,335	—
Interest-bearing borrowings, long-term	13,215,469	—	13,215,469
Other non-current financial liabilities	3,929,271	—	—	3,929,271
Total	248,667,558	—	244,738,287	3,929,271

Financial Instruments measured at Fair Value	Fair Value measured at end of reporting period using:
	12-31-2010	Level 1	Level 2	Level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Cash flow hedge derivatives	27,277,462	—	27,277,462	—
Derivatives not designated for hedge accounting	108,813	—	108,813	—
Available-for-sale financial assets, non-current	88,909	88,909	—	—
Total	27,475,184	88,909	27,386,275	—
Financial Liabilities
Cash flow hedge derivatives	238,665,460	—	238,665,460	—
Fair value hedge derivatives	11,450,892	—	11,450,892	—
Derivatives not designated for hedge accounting	6,509,732	—	6,509,732	—
Interest-bearing borrowings, short term	15,171,516	—	15,171,516	—
Other non-current financial liabilities	12,395,250	—	—	12,395,250
Total	284,192,850	—	271,797,600	12,395,250

20.3.1              The following is the reconciliation between opening and closing balances for financial instruments whose fair value is classified at level 3:

Non-current Interest-Bearing Loans	ThCh$
Balance at December 31, 2009	11,953,000
Total losses recognized in financial profit or loss	442,250
Balance at December 31, 2010	12,395,250
Total profit recognized in financial profit or loss	(8,465,979)
Balance at December 31, 2011	3,929,271

The fair value of Level 3 has been calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions from within the company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

21.       TRADE AND OTHER PAYABLES

Trade and other payables as of December 2011 and 2010 is as follows:

	Current		Non-current
	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Trade and Other Payables	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	393,066,581	305,079,295	—	4,477,313
Other payables	841,997,878	919,410,703	14,304,607	32,759,399
Total	1,235,064,459	1,224,489,998	14,304,607	37,236,712

The breakdown of Trade Accounts and other Payables as of December 31, 2011 and 2010, is as follows:

			Non-current
	Current		One to Five Years
	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Trade and Other Payables	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	354,964,500	417,786,845	—	5,565,832
Fuel and gas suppliers	38,102,081	37,808,210	—	—
Payables for goods and services	612,692,782	385,380,841	243,790	13,410,089
Dividends payable to third parties	89,492,092	249,404,275	—	—
Fines and claims	74,994,982	53,729,963	—	—
Research and development	17,971,576	33,202,794	3,894,943	1,895,349
Payables to tax authorities	17,684,946	32,851,967	7,580,699	11,216,940
Mitsubishi contract	—	3,397,620	—	3,288,535
Obligations for social programs	14,987,123	1,122,119	1,327,278	—
Other accounts payable	14,174,377	9,805,364	1,257,897	1,859,967
Total	1,235,064,459	1,224,489,998	14,304,607	37,236,712

See Note 19.4 for the description of the liquidity risk management policy.

22.              PROVISIONS

22.1              Provisions

a)                           The breakdown of provisions as of December 31, 2011 and 2010, is as follows:

	Current		Non-current
	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Provisions	ThCh$	ThCh$	ThCh$	ThCh$
Provision for warranty	—	—	—	2,821,692
Provision for legal proceedings	28,429,816	44,903,128	186,849,932	209,740,117
Decommissioning, restoration, and rehabilitation costs	—	—	13,806,632	10,779,096
Provision for suppliers and services	31,001,461	26,183,409	—	—
Provision for employee benefits	31,162,406	31,935,562	65,221	1,201,357
Risk provisions	—	—	38,388	—
Other provisions	9,108,971	12,427,137	1,813,468	980,067

Total	99,702,654	115,449,236	202,573,641	225,522,329

b)                           Movements in provisions as of December 31, 2011 and 2010 is as follows:

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Movements in Provisions
Initial balance at January 1, 2011	2,821,692	254,643,245	10,779,096	72,727,532	340,971,565
Movements in Provisions
Additional provisions	—	—	2,049,816	—	2,049,816
Increase (decrease) in existing provisions	—	36,123,460	54,806	2,684,365	38,862,631
Provisions used	—	(43,482,537)	—	(14,019,715)	(57,502,252)
Unused provisions reversed	—	(69,128,722)	—	—	(69,128,722)
Increase from adjustment to value of money over time	—	38,900	393,141	47,818	479,859
Foreign currency translation	(38,273)	(547,411)	573,146	1,737,638	1,725,100
Other increase (decrease)	(2,783,419)	37,632,813	(43,373)	10,012,277	44,818,298
Total movements in provisions	(2,821,692)	(39,363,497)	3,027,536	462,383	(38,695,270)
Final balance at December 31, 2011	—	215,279,748	13,806,632	73,189,915	302,276,295

	Warranty	Legal Proceedings	Decommissioning, Restoration, and Rehabilitation Costs	Other Provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Movements in Provisions
Initial balance at January 1, 2010	2,875,372	258,404,359	10,234,267	78,797,369	350,311,367
Movements in Provisions
Additional provisions	—	30,017,390	—	8,668,661	38,686,051
Increase (decrease) in existing provisions	37,506	26,663,407	563,120	5,321,740	32,585,773
Provisions used	—	(21,169,685)	—	(16,888,613)	(38,058,298)
Unused provisions reversed	—	(32,025,516)	—	(121,367)	(32,146,883)
Increase from adjustment to value of money over time	—	—	56,434	53,791	110,225
Foreign currency translation	(91,186)	(7,644,162)	(74,726)	(3,995,350)	(11,805,424)
Other increase (decrease)	—	397,452	1	891,301	1,288,754
Total movements in provisions	(53,680)	(3,761,114)	544,829	(6,069,837)	(9,339,802)
Final balance at December 31, 2010	2,821,692	254,643,245	10,779,096	72,727,532	340,971,565

22.2              Lawsuits and Arbitration Proceedings

As of the date of these consolidated financial statements, the most relevant litigation involving Enersis and its subsidiaries is as follows:

1.-          Law 25,561 on Public Emergency and Reform to the Currency System, enacted on January 6, 2002 by the Argentine authorities, voided certain provisions of the concession agreement of Enersis’s subsidiary Edesur. That law also required that utility concession agreements be renegotiated within a reasonable timeframe to adjust them in light of the emerging economic crisis in Argentina. However, failure to renegotiate Edesur’s concession agreement prompted Enersis S.A., Chilectra S.A., Endesa Chile and Elesur S.A. (now Chilectra S.A.) (collectively, the “Claimants”) to file an arbitration petition in 2003 under the Treaty for the Promotion and Protection of Chilean-Argentine Investments with the International Center for Settlement of Investment Disputes (ICSID). The statement of claim principally requested that the ICSID declare that Edesur’s assets had been expropriated and that Edesur suffered damages totaling US$1,306,875,960. In addition, the Claimants requested that ICSID award indemnification caused to Edesur’s assets due to lack of fair and equitable treatment, totaling US$318,780,600.  Claimants also seek, with respect to both claims, compounded annual interest of 6.9% per annum.  The Claimants also claimed the sums resulting from the damages caused as from July 1, 2004. Finally, the claimants also demanded US$ 102,164,683 for Elesur S.A. (now Chilectra S.A.) due to a lower price received on a sale of its shares as a result of the alleged expropriation. On June 15, 2005, the Argentine authorities and Edesur executed a Letter of Understanding, which was not objected to by the Argentine parliament and was later ratified by the Executive Branch. The Letter of Understanding amends and supplements the terms and conditions of the Concession Agreement, introducing adjusted rates, first during a transitional period and then under a Comprehensive Rate Review that will establish the conditions for a regular 5-year rate period. Arbitration has been stayed since March 2006 in accordance with the terms of the Letter of Understanding, which stay has been renewed yearly at the Claimants’ request. On October 13, 2010, the arbitral panel advised that the proceedings were stayed until October 6, 2011. Once this stay expired, the arbitral panel was to ask the parties to provide a status report on the negotiation process in accordance with the Letter of Understanding, which as of this date has not yet taken place. In October 2010, arbitrator Robert Volterra tendered his resignation. Applicable regulations required the claimants to designate a replacement within 45 days as from the notice sent by the Clerk’s Office; however, the claimants asked that the proceeding be stayed also with regard to the designation of the substitute arbitrator, to which the Argentine Republic consented.

2.-          Meridional Servicios, Emprendimientos y Participaciones (“Meridional”) is a company whose only assets are the rights derived from the construction companies Mistral and CIVEL, which had entered into a civil works contract with Centrais Elétricas Fluminense S.A. (“CELF”). The contract was cancelled by CELF before its privatization process started, which eventually led to the creation of Enersis’s Brazilian distribution subsidiary Ampla. Since CELF’s assets were transferred to Ampla during the privatization, Meridional sued Ampla in 1998 contending that the assets had been transferred fraudulently. Ampla only acquired assets from CELF, but is not its successor-in-interest since CELF, a state-owned company, still exists and maintains its legal personality. The plaintiff demanded payment of pending invoices and contractual penalties for repudiation of the civil works contract. In March 2009, the Court decided in favor of Meridional, and Ampla and the State of Rio de Janeiro filed appeals. On December 15, 2009, the State Court accepted the plea and overturned the lower court’s decision in favor of Ampla. Meridional appealed this ruling, which was denied. In July 2010, Meridional filed a new plea (agravo regimental) with the High Court of Justice of Brazil, which the court denied in late August 2010, ruling it was groundless.

On the basis of this decision, Meridional filed a new plea known as mandado de segurança, which was also dismissed. In June 2011, Meridional filed an Embargo de Declaração, which was denied by the court. Against this ruling Meridional filed a Recurso Ordinario with the Higher Court of Justice (in Brasilia). On August 30 of this year, the process was sent to the Ministerio Público. The amount in controversy in this case is US$427 million.

3.-          On March 19, 2009, an Arbitration tribunal was established by the Mediation and Arbitration Chamber of the Getúlio Vargas/RJ Foundation issued an award related to an arbitration claim filed in 2005 by Enertrade Comercializadora de Energía S.A. (“Enertrade”) against Enersis’s Brazilian distribution subsidiary, Ampla, arising out of a dispute regarding a power purchase agreement. The ruling ordered Ampla to: i) pay the difference between the contractual price and the sum paid for the period from January 1, 2004, to August 28, 2006, revised and with interest; ii) pay from October to December 2003, plus interest and a 2% penalty. In addition, the arbitral tribunal ruled that the contract had ended on August 28, 2006 and that Ampla owes nothing to Enertrade after that date. Ampla filed a petition seeking an annulment of the arbitration award, including a petition (“antecipaçâo de tutela”), asking that execution of the arbitration award be suspended until a final ruling be passed in a pending trial of Enertrade vs. ANEEL (“Mandado de Segurança”), which discussed the administrative approval of the power purchase agreement under arbitration. The amount involved is estimated at US$53 million. In May 2009, the “antecipaçâo de tutela” was granted, which suspended the effects of the arbitration award. Enertrade has filed several petitions to try and revoke the injunctions mentioned above, maintaining the stay on the execution of the arbitration award. Simultaneously, Ampla and Enertrade have continued negotations but have yet to reach an agreement. In May of 2011, AMPLA sought a decision on the merits from the court, and in September of 2011 Ampla filed a Memorial with the Judge by reason of the replacement of Judges during the process. Ampla is currently awaiting a decision from the trial court.

4.-          Companhia Brasileira de Antibióticos (“CIBRAN”) sued Enersis’s Brazilian distribution subsidiary, Ampla, for damages for the loss of products and raw materials, machinery breakdown, among other things, which allegedly occurred as a result of poor service provided by Ampla between 1987 and May 1994.  CIBRAN is also seeking payment of punitive damages. This litigation is in the trial stage and has been joined with various other claims filed by Cibran against Ampla, including five other actions for smaller amounts based on power outages allegedly caused by Ampla. The judge decided to conduct a single expert assessment for these various claims, which was in part adverse to Ampla. On March 4, 2011, Ampla challenged the expert assessment, seeking its annulment, pointing out various contradictions in which the expert’s assessment and demanded that a new assessment be conducted. The amount involved for of all of these cases is estimated at approximately US$59.19 million.

5.-          In October 2009, Tractebel Energía S.A. sued CIEN claiming an alleged breach of the “Purchase & Sale Agreement for 300 MW of Firm Capacity with related energy originating from Argentina” entered into in 1999 by and between CIEN and Centrais Geradoras do Sul do Brasil S.A (Gerasul — presently Tractebel Energia). Tractebel asked the court to order that CIEN pay a rescission penalty of R$ 117,666,976.00 (approximately US$ 62.72 million) plus other fines due to the non-availability of “firm capacity and related energy,” and asked the court to determine those other fines in its ruling. The breach allegedly occurred due to a failure by CIEN to assure the availability of capacity contractually agreed with Tractebel over the 20-year period, which allegedly took place beginning in March 2005.  In November 2009, CIEN answered the lawsuit, arguing that this unavailability was caused by the “Argentine Crisis,” since CIEN imports all the energy it delivers — when needed - to Tractebel from that country. CIEN also argued that the “Argentine Crisis” was an extraordinary event in which CIEN was not involved to any extent, and that this situation was even acknowledged by the Brazilian authorities at the time. In May 2010, Tractebel notified CIEN via a written statement that it intended to exercise its step-in rights in Line I (30%). The process is currently at the trial stage. In October 2011, Tractebel filed its reply to the filings submitted by CIEN, and the lawsuit was sent to the judge in November for him to decide on the lawsuit and determine if he will provide CIEN the opportunity to make any statements it feels necessary or to begin discovery.

6.-          Suit filed by Furnas Centrais Eletricas S.A. and served on June 15, 2010, based on CIEN’s alleged breach of Firm Capacity Purchase Agreement No. 12,399, for the purchase of 700 MW of firm capacity with related energy originating from Argentina. The agreement was signed in May 1998, with CIEN committing itself to purchase electricity in the Wholesale Electric Market of the Argentine Republic (Mercado Eléctrico Mayorista de la República Argentina hereinafter “MEM”), and transporting it from the Argentine Electric System through the Sistema de Transmissao de Interligacao, to be made available in Brazil at the Itá substation. The contract has a 20 year term effective June 21, 2000.  On April 11, 2005, CIEN advised Furnas that it was unable to fulfill the agreement due to events beyond its control, alleging force majeure. Consequently, on April 14, 2005, Furnas notified CIEN that it rejected the force majeure allegations. Fumas is requesting that CIEN should be forced to pay a R$520,800,659 (US$ 280.84 million) as a rescission penalty as provided for in the agreement, as adjusted plus interest from the date of filing of the claim until actual payment, as well as other penalties based on the lack of availability of the contracted capacity, and other charges to be determined upon the issuance of the final verdict. Discovery in the lawsuit is now completed and, on June 14, 2011, the 12th Civil Section of the Court of Justice unanimously affirmed the decision of the trial court judge to withdraw certain foreign-language documents from the case. CIEN has filed a Special Remedy (Recurso Especial) against this decision, which will be decided upon by the High Court of Justice in Brasilia. At present, the resolution of the principal action and a decision on the merits of the injunction are pending.

7.-          In December 2001, the article of the Federal Constitution on which our Brazilian distribution subsidiary, Ampla, argued that it was not required to pay certain taxes (COFINS, Contribuição para o Financiamento da Seguridade Social) and pursuant to which Ampla did not pay tax, was amended. AMPLA began paying COFINS in April 2002, claiming that legislative modifications are effective 90 days after they are published.. However, the Receita Federal argued that this constitutional norm applies only to changes at the level of statutes, but not to those introduced to the Constitution itself, which would apply immediately. Also, the Receita Federal claims that, due to the change in tax treatment made by AMPLA (switching from collected to accrued basis), Ampla’s COFINS amount payable increased in the first half of 2002. This decision was rendered in July 2003. The trial-level administrative decision was adverse to AMPLA, which filed an appeal in October 2003. In November 2007, the appeal was decided at the administrative appeals level, partly in favor of the State in relation to the effective term of the constitutional reform, and in part in favor of AMPLA as regards the change in tax treatment from a collected-revenue basis to an accrued-revenue basis. In April 2008, the Federal Tax Department appealed this decision with the Upper Appellate Chamber. In October 2008, AMPLA filed its answer to this appeal and also filed its own appeal with the Upper Chamber with the regards to the part of the decision that did not favor AMPLA. In May 2009, the Federal Tax Department applied interest on the fine imposed, calculated by applying SELIC (Special Settlement and Custody System —Portuguese acronym: restatement index determined by the federal government based on the benchmark interest rate of the Central Bank of Brazil), as from the month following receipt of the infringement notice. Consequently, since the infringement notice was received in July 2003, SELIC corresponds to interest accumulated since August 2003, yielding a 101.21% rate. In August 2009, AMPLA was notified that the Special Remedy filed by the company had been dismissed. AMPLA filed another appeal from this decision with the President of the Upper Chamber of Tax Appeals. This appeal by Ampla sought to have the Special Remedy instituted, and its outcome was adverse to AMPLA. In May 2010, AMPLA was notified this decision. In July 2010, AMPLA received a demand for production of evidence, requesting that it submit the amounts that represent its financial income. On July 26, 2010, AMPLA filed a reply to the demand for production of evidence. The resolution on the Special Remedy filed by the Federal Tax Department is pending. Also pending is the decision on the remedy filed by AMPLA with the President of the Upper Chamber of Tax Appeals. The amount involved is approximately US$92.05 million.

8.-          To fund its investment in Coelce in 1998, our Brazilian distribution subsidiary, AMPLA, issued FRNs (bonds) totaling US$350 million maturing in 2008, which were underwritten by Cerj Overseas (a foreign subsidiary of AMPLA). The bonds were exempted from withholding tax (15% or 25%) on interest payments made abroad, provided that, among other things, no prepayments were made before the average 96 month amortization period. To purchase the bonds, Cerj Overseas obtained 6-month foreign debt financing, whereupon, in October 1998, Cerj Overseas encountered problems in accessing other sources of financing and was forced to refinance with AMPLA, which loaned the funds in reales. The Federal Tax Department argued that the withholding tax exemption applicable to the bonds was lost in 1998 because the loans made in reales by AMPLA to Cerj Overseas were allegedly equivalent to a prepayment of the debt before the average 96-month amortization period. Ampla was notified of the loss of special tax treatment in July 2005. In August 2005 AMPLA filed an appeal with lower administrative court, which was dismissed. In April 2006, an appeal was filed with the Taxpayers Council, which was decided entirely in favor of AMPLA in December 2007. In January 2010, AMPLA was notified this favorable decision by the Taxpayers Council, as well as the Special Remedy filed by the tax authorities. In February 2010, AMPLA presented its counterarguments against the Special Remedy filed by the tax authorities, which is now pending resolution. The amount of this lawsuit is US$417.52 million.

9.-          In 2002, the State of Río de Janeiro (“RJ”) issued a decree establishing that the ICMS (Imposto sobre operações relativas à circulação de mercadorias e sobre prestações de serviços de transporte interestadual, intermunicipal e de comunicação) calculated and paid on the 10th, 20th and 30th days of the same month of the accrual. Due to cash problems, our Brazilian distribution subsidiary, AMPLA, kept paying ICMS in accordance with the previous system (on the 5th day of the month following its accrual). Notwithstanding the existence of an informal agreement with the State of Rio de Janeiro and two amnesty laws, in September 2005 the State of RJ notified AMPLA of a resolution to collect the fine on late payments, and such resolution was appealed by AMPLA that same year. In February 2007, AMPLA was notified of the trial-level administrative decision, which confirmed the charges pressed by the State of RJ. In March 2007, AMPLA filed an appeal with the Taxpayers Council of the State of RJ. AMPLA obtained a “liminar” (injunction) in its favor, allowing it to file this appeal without posting a bond to guarantee 30% of the value of the adjusted amount of the fine. On August 26, 2010, AMPLA received an adverse ruling from the Taxpayers Council of the State of RJ. The Taxpayers Council, in a manner considered unlawful, ruled that AMPLA’s administrative remedy had been decided against such Council. Thereafter, on September 1, 2010, AMPLA filed an appeal with the En Banc Council (a special body within the Taxpayers Council) to amend the decision of the Taxpayers Council. The resolution of the En Banc Council is pending. The amount of the lawsuit is US$ 99.91 million.

10.-   In late 2002, our Brazilian generation subsidiary CGTF filed a petition against the Federal Government seeking an acknowledgment that the assets imported for the turbo-generator units should be classified under “Other Generators” in order to be eligible for a 0% Import Tax (II) and Industrial Products Tax (IPI). The Federal Government argued that the imported assets do not qualify as generators. CGTF obtained an interlocutory resolution in its favor allowing it to clear the goods through customs with a 0% duty after depositing a bond with the court. In September 2008, the trial-level court decided entirely in CGTF’s favor. This ruling acknowledged the Generator’s classification as sought by CGTF, and determined that the judicial bond had to remain deposited to secure the outcome of the case. In February 2009, the Receita Federal filed an appeal with the Federal Regional Court (TRF). In May 2010, the Federal regional Court (TRF), judged favorably for CGTF, fully upholding the trial court’s decision in favor of CGTF and dismissing the Federal Government’s appeal. The appellate court’s decision, which classified CGTF’s equipment as generators for taxation purposes, was rendered final because the Receita Federal did not appeal to a higher courts (admitting that the basic issue was chiefly evidential and that no appeal was therefore warranted). In September 2009, CGTF received a final judgment in its favor that allowed for its assets to be levied a 0% tax and be cleared through customs after posting a bond with the court. In October 2009, an appellate decision was published that confirmed the trial-level decision in favor of CGTF. In November 2009, the Federal Government filed a special petition (embargo de declaracao) against the appellate decision. In December 2009, the appellate decision that upheld the trial court’s decision in favor of CGTF was published. In November 2009, the Federal Government filed a special petition against the appellate decision. In December 2009, the special petition filed by the government was decided in favor of CGTF. In March 2010, the government filed a special petition with the High Court of Justice (Brasilia). In June 2011, a resolution was issued that quashed the special petition filed by the Receita Federal.  In August 2011, the Receita Federal was notified that its special petition had been denied. In September 2011, CGTF replied to this petition and the same is now pending. The amount involved is US$ 44.17 million.

11.-   In 2005, three lawsuits were filed against ENDESA CHILE, the Chilean Tax Authority and the General Water Affairs Bureau (DGA), currently being treated as a single proceeding, requesting that DGA Resolution 134 be declared void as a matter of public policy, such resolution having established non-consumptive water rights in favor of Endesa to build the Neltume hydroelectric station project. Alternatively, damages were sought for the detriment allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along the Pirehueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. To date, the court has issued a resolution opening a discovery period, and several petitions for reconsideration are presently pending resolution by the court. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others”, in the 10th Civil Court, docket 1608-2005. With regards to these cases,, an injunction has been ordered against entering into any acts and contracts concerning Endesa’s water rights related to the Neltume Project. A petition was made to have the injunction lifted, but it was denied, and an appeal was filed from this decision but it was also ultimately denied. A petition was then filed to have the injunction replaced by a nominal bond by subsidiary Enigesa, which petition as also denied. Endesa appealed this decision and the appeal is currently under review. Discovery was ordered by the appeals court and the parties filed a plea for reconsideration, which is currently pending a decision.

12.-   Five legal proceedings were initiated in 2008, 2009 and 2011 against PANGUE S.A., a subsidiary of ENDESA CHILE, where the plaintiffs sought damages that they allege were due to flooding caused by the operations of the Pangue hydroelectric station, in particular related to spills caused in July 2006. PANGUE S.A. has responded to such lawsuits arguing that its operation of the power station was in accordance with existing regulations and that it acted with due diligence and care.  Consequently, PANGUE S.A. argues that there is no causal between the floods and the spills caused by the station during the period in question.  These proceedings are being reviewed in several courts. The amounts claimed in these four cases is equal to $17,718,704,000 (US$ 34.12 million) in the aggregate. In two of these cases, the court has already ruled in favor of PANGUE S.A., and the plaintiffs filed appeals, with one still pending before the Concepción Court of Appeals and the other already ending with a favorable appellate ruling on May 26, 2011, when the plaintiffs’ appeal on the merits with the Supreme Court was dismissed. The three other cases are in their evidentiary stage, with rulings now imminent. The final case is now closed after the court issued an final enforceable judgment that declared the proceedings abandoned. It should be noted that these proceedings are covered by an insurance policy, and therefore PANGUE S.A. faces no monetary risk.

13.-   In 2010, three suits for damages were filed against ENDESA CHILE by plaintiffs alleging that they were affected by the flooding of the Bio-Bio river in Region VIII.  The plaintiffs blamed the company for losses caused by its deficient operation of the Ralco hydroelectric station during the flood. These three cases were joined and their discovery period has ended, and the parties are awaiting a verdict. The plaintiffs are required to produce legal evidence proving the causal link between the operation of the Ralco hydroelectric station during the floods and the damages that the plaintiffs claim they sustained as a result of deficient facility operation.  The amount involved in the three suits totals $ 14,610,042,700 (US$ 28.13 million). It should be noted that these proceedings are covered by an insurance policy, and therefore ENDESA CHILE. faces no monetary risk.

14.-   In July and September of 2010, Ingeniería y Construcción Madrid S.A. and Transportes Silva y Silva Limitada filed separate lawsuits against ENDESA CHILE and the General Water Affairs Bureau (DGA), seeking to nullify and void the administrative resolution that established ENDESA CHILE’s water rights for the Neltume hydroelectric station, and the administrative resolution that authorized the relocation of the collection point of such rights.  The plaintiffs argue that both administrative resolutions should be void due to public-policy considerations. Essentially, the plaintiffs demand payment for their water rights located in the area of the hydraulic works for the future Neltume Station. ENDESA CHILE has rejected these claims, contending that the plaintiffs are engaging in wrongful prosecution to prevent the construction of the station in order to obtain monetary compensation.  As to the procedural status of the two lawsuits filed by Ingeniería y Construcción Madrid S.A., the period has expired for both lawsuits and in one of the lawsuits (Case No. 7036-2010) the pleas for reconsideration filed in opposition to the discovery writ were decided upon October 5, 2011, with the evidentiary period having ended with written interrogatories and expert reports still pending.  In the second lawsuit filed by Ingeniería y Construcción Madrid S.A.; (Case No. 6705-2010) a writ of discovery has been issued and has yet to be notified. In the lawsuits filed by Transportes Silva y Silva Ltda., in once lawsuit the parties are awaiting a writ of discovery to be issued, while in the other a writ of discovery has already been issued but remains to be notified. All these claims are for an undetermined amount.

15.-   On January 18, 2011, an Arbitration Tribunal was established to hear the case captioned “Empresa Nacional de Electricidad S.A. vs. CMPC Celulosa S.A.”, instituted at the behest of Endesa Chile to determine the damages awarded in another arbitration between the parties on March 27, 2009.  In the prior arbitration, a majority decision agreed with and affirmed Endesa Chile’s position regarding the treatment of excess consumption in the power and capacity supply agreement executed by the parties on May 31, 2003. Once the arbitration award was rendered final and binding in 2010, Endesa Chile began moving toward instituting a new arbitration to determine the amount of damages recognized in the arbitration award of 2009. A claim was filed requesting a sum of Ch$41,864,543,390 (US$ 80.63 million). An answer to the claim was filed by CMPC on June 6, 2011.  The proceeding was then stayed to allow for negotiations between the parties, which were ultimately fruitless, and the stay was lifted on September 30, 2011. Endesa filed a rejoinder in reply to the defendant’s answer and the defendant was given 10 business days to answer. The argument stage of the arbitration has now ended, and the parties await a summons to a reconciliation hearing.

16.-   In 2001, a suit was filed against Colombian generation subsidiary Emgesa S.A. ESP., Empresa de Energía de Bogotá S.A. ESP. and Corporación Autónoma Regional by the inhabitants of Sibaté, Department of Cundinamarca.  The lawsuit seeks to make the defendants jointly and severally liable for the damages arising from the pollution of the El Muñá reservoir, as a result of Emgesa S.A.’s pumping of polluted waters from the Bogotá river. Emgesa has challenged these allegations, arguing that the company is not liable for these damages, arguing, among other things, that it receives already polluted water. The plaintiffs’ initial demand was for $3,000,000,000 in thousands of Colombian pesos (approx. US$ 1,544.24 million). Emgesa S.A. ESP petitioned for the joinder of approximately 60 public and private entities that also discharge their effluents into the Bogotá river or are otherwise are have responsibility for the environmental management of the river, which is why the lawsuit was sent on to the State Council (Consejo de Estado), with remedies pending by these entities before this regulatory body. On June 29, 2010, the parties were notified of a motion filed by the attorney for the plaintiffs, whereby the plaintiffs sought to declare the acts of the Administrative Court of Cundinamarca since August 1, 2006 null and void.  The plaintiff’s claim that as of such date the Court lacks jurisdiction over this proceeding since according to Law 472 of 1998, the Administrative Circuit Courts are the relevant courts to hear class actions. Emgesa intervened promptly, claiming that such annulment request would be irrelevant and unlawful. The Third Section of the State Council has affirmed the resolution of the Court that denied Emgesa’s impleader petition and joined various legal entities as defendants, including the appellants: Hospital Juan F. Copras, Refisal S.A., Tinzuque S.A., Emocables S.A., Cristalería Peldar S.A., Líquido Carbónico Colombiano S.A., Icollantas S.A. and Agrinal S.A. Elsewhere, the annulment request filed by the inhabitants of the municipality of Sibaté was denied, although the State Council required the Administrative Court for Adversary Proceedings (Tribunal Contencioso Administrativo) to pass the case to the Administrative Courts of the Bogotá Circuit (Juzgados Asdministrativos del Circuito de Bogotá) for its review. In June 2011, the court issued a writ ruling that the lawsuit was passed to the Fifth Administrative Court of Bogotá (Juzgado Quinto Administrativo de Bogotá), which then in turn sent it to the State Council to resolve on appeal from the writ of admission requested by Alpina. The appeal is currently still pending.

17.-   The Peruvian tax authority, SUNAT (Superintendencia Nacional de Aduanas y de Administración Tributaria), through Tax and Fine Resolutions (Resoluciones de Impuestos y Multas) issued in 2001, questioned EDEGEL’s method used in accounting for depreciation of Edegel’s revalued assets. In January 2002, EDEGEL filed a petition (recurso de reclamacion) against these resolutions, which SUNAT dismissed as groundless. EDEGEL filed an appeal with the National Tax Court, which ruled in its favor in 2004, upholding (i) its right to depreciate the greater value obtained from revaluating the assets, based on the fact that Edegel had a statutory stability agreement (convenio de estabilidad jurídica), and (ii) the inapplicability of Rule VIII of the Tax Code, since there was no fraud involved. Also, the resolution provided that SUNAT had to verify that the revaluation of assets was not done at more than fair value. From that date, EDEGEL has received several notices from SUNAT request a determination of the revaluation surplus and the tax payable.  In January 2006, a complaint was filed, followed by an appeal filed in 2008 against the resolution of SUNAT’s before the Tax Court, which is currently pending. This amount of this claim equals approximately US$ 51.31 million.

18 -   In 2004, 2005 and 2006, Peru’s tax authority, SUNAT, notified EDELNOR of several Assessment and Fine Resolutions whereby SUNAT objected to the Income Tax and General Sales Tax paid from 2000 to 2003. With regards to Income Tax, SUNAT objected to the tax loss declared, during such period. EDELNOR accepted these objections in part and questioned some of them. In relation to General Sales Tax, the objections were substantially less.  EDELNOR filed an appeal against these resolutions with SUNAT. In February 2009, EDELNOR was notified of administrative trial-level resolutions issued by SUNAT, which in part upheld the company’s appeal with SUNAT. In May 2009, an appeal was filed against these resolutions with the Tax Court, and such appeal is currently pending. The amount of this claim equals US$ 51.60 million.

19.-   On May 24, 2011, Endesa was served a with a lawsuit filed by 19 riparian owners along the Pirehueico Lake asking to find DGA Resolution 732, which authorized the relocation of water catchment rights for the Neltume Station from the Pirehueico Lake drain to 900 meters downstream along the Fui River, to be declared null and void. The plaintiffs seek for this annulment to be annotated at the margin of the notarized instrument that memorialized DGA Resolution 732,.  The plaintiffs also seek that the recordation of said instrument be struck from the waters registry, if entered; that the Chilean State, DGA and argue that Endesa be required to pay the damages caused to the plaintiffs as a result of the challenged resolution, seeking to reserve their right to indicate the type and amount of damages in subsequent legal proceedings. The claim is for an undetermined amount since the plaintiffs have requested that damages be determined in another suit, once the administrative resolution is declared null and void. To date, the argument period is over and a writ of discovery has been issued but not yet served.

The Management of Enersis S.A. considers that the reserves established in the Consolidated Financial Statements adequately cover the litigation risks discussed in this Note, and therefore the same are not expected to generate any liabilities in addition to those already recorded.

Given the nature of the risks covered by these reserves, one cannot determine a reasonable timeframe for the payments, if any, related to the same.

23.       EMPLOYMENT BENEFIT OBLIGATIONS

23.1              General information:

Enersis S.A. and certain of its subsidiaries in Chile, Brazil, Colombia, and Argentina provide various post-employment benefits for all or some of its active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)                           Defined benefits plans:

•                                Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system

•                                Staff severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the company, varies within a range from 5 to 15 years

•                                Electricity: The beneficiary receives a monthly bonus to cover a portion of his/her billed residential electricity consumption

•                                Health benefit: The beneficiary receives health coverage in addition to that to which s/he is entitled under his/her social security regime.

b)                           Other benefits:

Five-year benefit: A benefit certain employees receive after 5 years; begins to accrue after the first year.

Unemployment: A benefit paid regardless of whether the employee is fired or leaves voluntarily. This benefit accrues on a daily basis and is paid at the time of contract termination (although the law allows for partial withdrawals for housing and education).

c)                            Defined contribution benefits:

The Group makes contributions to a retirement benefit plan where the beneficiary receives additional pension supplements upon his/her retirement, disability, or death.

23.2              Details, movements, and presentation in financial statements:

a)                           The post-employment obligations associated with defined benefits plans and the related assets plan as of December 31, 2011 and December 31, 2010 is detailed as follows:

The amounts included in the consolidated statement of financial position are the following

	Balance at
	12-31-2011	12-31-2010
	ThCh$	ThCh$

Post-employment benefit obligation, current	—	5,450,382
Post-employment benefit obligation, non-current	277,526,013	215,818,975

Total	277,526,013	221,269,357

(-) Surplus of plan assets (*)	—	(3,352,698)

Total post-employment obligations, net	277,526,013	217,916,659

(*)  Corresponds to the surplus of the fair value of plan assets over the present value of the defined benefit obligation in the subsidiary Coelce. This amount has been presented within “Other financial assets” (see Note 6).

The amounts included in the statement of financial position arising from the Group´s obligation with respect to its defined benefit plans are as follows:

	Balance at
	12-31-2011	12-31-2010
	ThCh$	ThCh$

Post-employment obligations	600,384,950	554,990,745
(-) Fair value of plan assets (*)	(366,137,888)	(377,239,859)

Total	234,247,062	177,750,886

Amount not recognized as an asset due to limit on Defined Benefit Plan Assets	31,908,269	31,425,234
Minimum financing required (IFRIC 14) (**)	11,370,682	11,527,032
Transfer to disposal groups held for sale (***)	—	(2,786,493)

Total Post-Employment Obligations, net	277,526,013	217,916,659

(*)  Plan assets to fund defined benefit plans in our Brazilian subsidiaries (Ampla and Coelce); the remaining defined benefit plans in our other subsidiaries are unfunded.

(**)  The Brazilian subsidiaries are subject to minimum funding requirements of contributions that must be made to a plan over a given period, in accordance with IFRIC 14.

(***)  Corresponds to benefit obligations in our subsidiaries CAM and Synapsis classified as held for sale (see Note 11 and 2.4.1).

b)                           The reconciliation of opening and closing balances of the present value of the defined benefit obligations as of December 31, 2011 and December 31, 2010 is as follows:

Present Value of Post-employment Benefit Obligations	ThCh$

Initial balance at January 1, 2010	510,334,175
Current Service Cost	4,455,159
Interest cost	52,703,379
Contributions from plan participants	1,461,694
Actuarial (Gains) losses	48,675,226
Foreign currency translation	(15,843,247)
Benefits paid	(46,795,641)
Balance at December 31, 2010	554,990,745
Current Service Cost	4,355,454
Interest cost	57,048,714
Contributions from plan participants	1,252,638
Actuarial (Gains) losses	31,390,546
Foreign currency translation	890,940
Benefits paid	(52,715,892)
Cost of past services	4,385,031
Reduction of obligation due to sale of Cam and Synapsis	(2,885,053)
Other	1,671,827

Final balance at December 31, 2011	600,384,950

As of December 31, 2011, out of the total amount of post-employment benefit obligations, 5.99% is from defined benefit plans in Chilean companies (6.4% at December 31, 2010); 78.56% is from defined benefit plans in Brazilian companies (79.1% at December 31, 2010); 14.17% is from defined benefit plans in Colombian companies (14.1% at December 31, 2010); and the remaining 1.28% is from defined benefit plans in one Argentine subsidiary (0.4% at December 31, 2010).

c)                            Movements in the fair value of the benefit plan assets is as follows:

Fair Value of Benefit Plan Assets	ThCh$
Initial balance at January 1, 2010	(362,690,337)
Expected return	(41,253,550)
Actuarial (gains) losses	(2,416,269)
Foreign currency translation	12,205,535
Contributions	(15,530,103)
Benefits paid	32,444,865
Balance at December 31, 2010	(377,239,859)
Expected return	(44,345,866)
Actuarial (gains) losses	29,912,014
Foreign currency translation	5,214,769
Employer Contributions	(13,605,383)
Contributions	(1,252,638)
Benefits paid	35,179,075

Final balance at December 31, 2011	(366,137,888)

The amounts included in the fair value of plan assets for equity instruments of the Group’s own financial instruments and for property occupied by the Group are as follows:

	12-31-2011	12-31-2010
	ThCh$	ThCh$

Equity instruments	5	5
Real estate	10,152,936	9,570,510

Total	10,152,941	9,570,515

d)                           The major categories of benefit plan assets at the end of each reporting period are as follows:

	12-31-2011		12-31-2010
Category of Benefit Plan Assets	ThCh$	%	ThCh$	%
Equity instruments (variable income)	55,291,894	16%	65,913,747	18%
Fixed income assets	275,643,406	75%	283,356,040	75%
Real estate investments	20,653,101	6%	23,748,294	6%
Other	14,549,487	3%	4,221,778	1%
Total	366,137,888	100%	377,239,859	100%

The expected rate of return on the benefit plan assets has been estimated considering the projections for financial markets of fixed and variable income instruments, and assuming that asset categories will have a weighting similar to that of the previous year. The average return on plan assets was 12.09% as of December 31, 2011.

e)                            The total expense recognized in profit or loss and comprehensive income with respect to the defined benefit plans as of December 31, 2011, 2010, and 2009 are as follows:

	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$
Normal service cost for defined benefits plan	4,355,454	4,455,159	5,138,692
Interest cost for defined benefits plan	57,048,714	52,703,379	51,679,594
Expected return on plan assets	(44,345,866)	(41,253,550)	(32,050,585)

Expenses recognized in Profit or Loss	17,058,302	15,904,988	24,767,701
Net actuarial (gains) losses	62,246,623	48,495,375	15,599,453
Total expense recognized in Comprehensive Income	79,304,925	64,400,363	40,367,154

23.3              Other disclosures:

•                                Actuarial assumptions:

As of December 31, 2011 and December 31, 2010, the following assumptions were used in the actuarial calculation of defined benefits:

	Chile		Brazil		Colombia		Argentina
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010

Discount rates used	6.50%	6.50%	10.50%	10.50%	8.50%	9,52%	5,50%	16,80%
Expected return on plan assets	N/A	N/A	11.10%	12.90% / 13.41%	N/A	N/A	N/A	N/A
Expected rate of salary increases	3.00%	3.00%	6.59%	4.50%	3.5% - 4.0% - 4.5%	4,51%	0,00%	11,30%
Mortality tables	RV-2004	RV-2004 / RV-85	AT 2000	AT 2000	RV 08	RV 08	RV 2004	CSO 1980

•                                Sensitivity:

As of December 31, 2011, the sensitivity of the value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$ 54.571.512 (ThCh$ 48,202,624 as of December 31, 2010) if the rate rises and an increase of ThCh$ 65.049.753 (ThCh$ 56,462,882 as of December 31, 2010) if the rate falls.

•                                Defined contribution:

The total expense recognized in the consolidated statement of comprehensive income within line item “Employee expenses” represents contributions payables to the defined contribution plans by the Group. As of December 31, 2011, the amounts recognized as expenses were ThCh$ 1,998,189 (ThCh$ 1,382,818 and ThCh$ 2,132,317 as of December 2010 and 2009, respectively).

24.       EQUITY

24.1              Equity attributable to the parent company’s owners

24.1.1    Subscribed and paid capital and number of shares

Enersis S.A.’s share capital as of December 31, 2011 and December 31, 2010 was ThCh$ 2,824,882,835, divided into 32,651,166,465 fully subscribed and paid no par value shares listed at the Bolsa de Comercio de Santiago de Chile, Bolsa Electrónica de Chile, Bolsa de Valores de Valparaíso, New York Stock Exchange (NYSE), and Bolsa de Valores Latinoamericanos de la Bolsa de Madrid (LATIBEX). There has been no change in the numbers of shares as of December 31, 2011 and December 31, 2010.

Capital contributions made in 2003 and 1995 resulted in share premiums amounting to ThCh$ 125,881,577 and ThCh$ 32,878,071, respectively. The Chilean Companies Law permits the use of the share premium account balance to increase capital and does not establish any specific restrictions as to its use.

24.1.2    Dividends

The Enersis Board of Directors, at the Board Meeting held on February 26, 2010, agreed to propose to the General Shareholders Meeting, to be held on April 22, 2010, the distribution of a final dividend equivalent to 35.11% of the Company’s 2009 net income, at Ch$ 7.1 per share.

The aforementioned proposal modified the Company’s Dividend Policy for 2009, which allowed for distribution of an expected final dividend of 60% of the Company’s net income. This was disclosed as an Essential Event dated February 26, 2010.  In the General Ordinary Shareholders’ Meeting held on April 22, 2010, the shareholders agreed to distribute the minimum mandatory dividend and an additional dividend amounting to Ch$ 7.1 per share.  This dividend was partially paid during 2009 (Interim Dividend No. 80) and the remaining Ch$ 4.64323 per share was paid on May 6, 2010 (Final Dividend No. 81).

The Board agreed to establish a dividend policy for 2010 amounting to 60% of 2010 net income.

The Enersis Board, at its Ordinary Session held on October 27, 2010, unanimously agreed to pay an interim dividend on January 27, 2011 of Ch$ 1.57180 per share out of 2010 net income and corresponding to 15% of the Company’s net income through September 30, 2010.

At the Ordinary Shareholders’ Meeting held on April 26, 2011, it was unanimously agreed to pay a minimum obligatory dividend (partially paid through interim dividend No. 82) and an additional dividend totaling Ch$ 7.44578.  Given that the interim dividend No. 82 had already been paid, distribution and payment of the balance of final dividend No. 83 totaling Ch$ 5.87398 per share was made from May 12, 2011 onwards.

The foregoing constitutes a modification to the Company’s 2010 dividend policy, which considered payment of the interim dividend in December.

The Enersis Board, at its Ordinary Session held on November 30, 2011, unanimously agreed to distribute an interim dividend of Ch$ 1.46560 per share on January 27, 2012 to be charged against the 2011 fiscal year net income; the amount to be distributed amounts to 15% of the liquid profits calculated as of September 30, 2011.

Fulfillment of the aforementioned dividend plan is subject to the actual net income earned by the Company during the current year, and to the results of the Company’s periodic income projections or to the existence of certain conditions, as applicable.

The following table details the dividends paid in the last six years:

Dividend No.	Type of Dividend	Payment Date	Pesos Per Share	Charged to
72	Final	04-20-2005	0.41654	2004
73	Final	04-03-2006	1.00000	2005
74	Interim	12-26-2006	1.11000	2006
75	Final	05-23-2007	4.89033	2006
76	Interim	12-27-2007	0.53119	2007
77	Final	04-30-2008	3.41256	2007
78	Interim	12-19-2008	1.53931	2008
79	Final	05-12-2009	4.56069	2008
80	Interim	12-17-2009	2.45677	2009
81	Final	05-06-2010	4.64323	2009
82	Interim	01-27-2011	1.57180	2010
83	Final	05-12-2011	5.87398	2010
84	Interim	01-27-2012	1.46560	2011

24.2              Foreign currency translation

The following table details translation adjustments, net of taxes, in the consolidated statement of financial position and the consolidated statement of change in equity as of December 31, 2011, 2010, and 2009.

	12-31-2011	12-31-2010	12-31-2009
Foreign Currency Translation	ThCh$	ThCh$	ThCh$
Distrilec Inversora S.A.	(32,242,851)	(31,997,882)	(25,140,985)
Empresa Distribuidora Sur S.A.	(39,867,010)	(39,533,598)	(30,917,314)
Ampla Energia e Serviços S.A.	125,398,489	131,368,333	145,683,499
Ampla Investimentos e Serviços S.A.	1,047,218	2,457,495	3,558,280
Codensa S.A. E.S.P.	20,185,717	8,383,309	8,666,552
Inversiones Distrilima S.A.	7,760,149	(631,395)	1,913,422
Edelnor	2,567,123	(9,402,243)	(5,533,832)
Investluz S.A.	3,630,372	3,645,236	3,681,834
Endesa Brasil S.A.	20,839,624	32,580,194	55,686,633
Central Costanera S.A.	(6,301,808)	(6,826,288)	(3,209,430)
GasAtacama S.A.	3,979,726	(2,013,576)	2,261,348
Emgesa S.A. E.S.P.	51,141,069	38,858,582	40,494,477
Hidroelectrica El Chocón S.A.	(9,846,088)	(10,306,187)	(7,744,971)
Generandes Peru S.A.	28,938,192	766,900	9,417,649
Grupo Synapsis	—	(1,148,937)	(339,801)
Grupo CAM	—	(2,087,946)	(1,259,460)
Others	(607,254)	(833,107)	(244,691)
TOTAL	176,622,668	113,278,890	196,973,210

24.3              Capital management

The Company’s objective is to maintain an adequate level of capitalization in order to be able to secure its access to the financial markets, so as to fulfill its medium- and long-term goals while maximizing the return to its shareholders and maintaining a sound financial position.

24.4              Restrictions on subsidiaries’ transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the parent company. The Group’s restricted net assets as of December 31, 2011 from its subsidiaries Endesa Chile, Endesa Brasil, Ampla Energía, Coelce, and Edelnor totaled ThCh$ 1,037,860,473, ThCh$ 142,130,265, ThCh$ 437,934,092, ThCh$ 49,905,714, and ThCh$ 84,428,267, respectively.

24.5              Other reserves

Other reserves within Equity as of December 31, 2011, 2010, and 2009 are as follows:

	Balance at January 1, 2011	Movements 2011	Balance at December 31, 2011
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	113,278,890	63,343,778	176,622,668
Cash flow hedges	40,783,463	(41,093,728)	(310,265)
Remeasurement of available-for-sale financial assets	41,825	(27,989)	13,836
Miscellaneous other reserves	(1,505,891,534)	8,682,538	(1,497,208,996)
TOTAL	(1,351,787,356)	30,904,599	(1,320,882,757)

	Balance at January 1, 2010	Movements 2010	Balance at December 31, 2010
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	196,973,210	(83,694,320)	113,278,890
Cash flow hedges	(188,691,145)	14,682,972	(174,008,173)
Remeasurement of available-for-sale financial assets	41,699	126	41,825
Miscellaneous other reserves	(1,291,099,898)	—	(1,291,099,898)
TOTAL	(1,282,776,134)	(69,011,222)	(1,351,787,356)

	Balance at January 1, 2009	Movements 2009	Balance at December 31, 2009
	ThCh$	ThCh$	ThCh$

Exchange differences on translation	283,959,611	(86,986,401)	196,973,210
Cash flow hedges	(276,767,607)	88,076,462	(188,691,145)
Remeasurement of available-for-sale financial assets	9,565	32,134	41,699
Miscellaneous other reserves	(1,291,099,898)	—	(1,291,099,898)
TOTAL	(1,283,898,329)	1,122,195	(1,282,776,134)

•                                Foreign currency translation reserves: These arise primarily from exchange differences relating to:

•                               Translation of the financial statements of our foreign operations from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.6.3); and

•                               Translation of goodwill arising from the acquisition of foreign operations with a functional currency other than the Chilean peso (see Note 3.c).

•                                Cash flow hedging reserves: These represent the cumulative portion of gains and losses on hedging instruments deemed effective in cash flow hedges (Note 3.g.4. and 3.m).

•                                Other miscellaneous reserves

Other miscellaneous reserves include the following:

(i)   In accordance with Oficio Circular No. 456 of the SVS, accumulated price level restatements related to paid-in capital since our transition to IFRS 1 on January 1, 2004 through December 31, 2008.

Note that despite the fact that the Company adopted IFRS as its accounting standards as of January 1, 2009, the January 1, 2004 transition date disclosed previously was that used by the our Parent Company Endesa, S.A. in its transition to IFRS. This applies the exemption provided for this purpose in IFRS 1, “First-time adoption.”

(ii)  Translation differences existing at the date of transition to IFRS (exemption IFRS 1 “First-time adoption”).

(iii)   Reserves arising from transactions between entities under common control, mainly explained by the creation of the Endesa Brasil Holding in 2005 and the merger of our Colombian subsidiaries Emgesa and Betania in 2007.

24.6              Non-controlling interests

The following is an explanation of the main variations in minority interests during the 2011, 2010, and 2009 fiscal years:

a)                              On October 9, 2009, in a transaction on the Lima, Peru Stock Exchange, our subsidiary Endesa Chile purchased an additional 29.3974% ownership interest in Edegel S.A.A. for US$ 375 million. This purchase resulted in a decrease of ThCh$ 127,551,963 in the equity attributable to non-controlling interests in such entity.

•             Then, on October 15, in another transaction on the Lima Stock Exchange, Enersis purchased an additional 24% ownership interest in Empresa de Distribución Eléctrica de Lima Norte S.A.A. (Edelnor) for US$ 145.7 million. This purchase resulted in a decrease of ThCh $37,886,392 the equity attributable to non-controlling interests in such entity.

•             It should be noted that the Endesa Chile and Enersis Boards of Directors authorized the above transactions after reviewing the external valuations provided by investment banks hired for this purpose, as well as its own internal valuation carried out by the executive management of each company. In both cases, the stock was purchased from Generalima S.A.C., a Peruvian company that is entirely a subsidiary of Endesa Latinoamérica, the direct parent of Enersis.

b)                              The negative variation reflected in the line item “Increase (decrease) through transfers and other changes” in the Statement of Changes in Equity is explained primarily by:

(i)        The amount corresponding to the non-controlling interests in dividends declared by the consolidated subsidiaries

(ii)     In addition the 2010 fiscal year includes the amount corresponding to the non-controlling interests in the Emgesa S.A. E.S.P return of capital. The amount received by the non-controlling interests corresponds to ThCh$ 85,231,132.

25.       REVENUES

The detail of revenues presented in the Statement of Comprehensive Income for the years ended December 31, 2011, 2010, and 2009 is as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Revenues	ThCh$	ThCh$	ThCh$

Energy sales	5,805,296,274	5,653,724,917	5,579,145,884

Other sales	31,746,174	50,570,774	56,489,259
Sale of metering equipment	2,229,019	2,621,293	2,822,658
Sale of electronic supplies	18,913,641	31,263,834	39,840,661
Sale of products and services	10,603,514	16,685,647	13,825,940

Revenue from other services	417,209,641	474,934,133	477,648,472
Tolls and transmission	249,719,988	182,638,100	229,183,380
Metering equipment leases	6,540,680	9,646,546	8,327,754
Public lighting	27,583,293	31,092,463	30,603,007
Verifications and connections	15,605,137	14,106,659	14,869,456
Engineering services	11,896,382	15,871,319	19,960,120
Advisory services	—	23,442,524	26,976,336
Other services	105,864,161	198,136,522	147,728,419

Total operating revenue	6,254,252,089	6,179,229,824	6,113,283,615

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Other operating income	ThCh$	ThCh$	ThCh$

Revenue from construction contracts	179,051,253	252,401,048	200,493,636
Mutual support	25,188,962	23,287,510	17,809,432
Third party services to own and third party fixtures	8,693,287	10,611,783	24,832,249
Leases	765,055	699,787	841,083
Sale of new businesses	12,619,489	11,380,343	9,238,121
Other revenue (1)	54,310,209	85,970,818	105,557,517

Total other income	280,628,255	384,351,289	358,772,038

(1)                        During the 2011 fiscal year, the Company recognized ThCh$ 7,273,992 (ThCh$ 22,225,795 in December 2010) related to the Bocamina power plant business interruption insurance policy, which was activated as a result of the February 27, 2010 earthquake that damaged that plant  (see Note 15 d) vi).

26.       RAW MATERIALS AND CONSUMABLES USED

Raw materials and consumables used presented in profit or loss as of December 31, 2011, 2010, and 2009 are detailed as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Raw Materials and Consumables Used	ThCh$	ThCh$	ThCh$

Energy purchases	(1,762,818,298)	(1,554,714,636)	(1,520,198,225)
Fuel consumption	(742,639,363)	(672,038,103)	(580,237,613)
Transportation costs	(393,991,121)	(405,983,092)	(316,287,883)
Costs from construction contracts	(179,051,253)	(252,401,048)	(200,493,636)
Other variable supplies and services	(459,934,694)	(636,509,375)	(593,376,220)

Total	(3,538,434,729)	(3,521,646,254)	(3,210,593,577)

27.       EMPLOYEE BENEFITS EXPENSES

Employee expenses recognized in profit or loss as of December 2011, 2010, and 2009 is as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Employee Benefits Expenses	ThCh$	ThCh$	ThCh$

Wages and salaries	(277,553,004)	(295,339,462)	(296,862,091)
Post-employment benefit obligations expense	(6,353,643)	(5,837,977)	(7,271,009)
Social security and other contributions	(92,915,099)	(63,391,743)	(52,252,408)
Other employee expenses	(1,730,380)	(10,108,831)	(14,016,937)

Total	(378,552,126)	(374,678,013)	(370,402,445)

28.                     DEPRECIATION, AMORTIZATION, AND IMPAIRMENT LOSSES

Depreciation, amortization, and impairment losses recognized in profit or loss as of December 31, 2011, 2010, and 2009 can be broken down as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$

Depreciation	(322,218,490)	(338,040,266)	(346,587,547)
Amortization	(102,681,546)	(110,977,009)	(107,782,412)

Subtotal	(424,900,036)	(449,017,275)	(454,369,959)
Reversal (losses) from impairment (*)	(136,157,459)	(108,373,429)	(85,285,525)

Total	(561,057,495)	(557,390,704)	(539,655,484)

	Balance at
	12-31-2011	12-31-2010	12-31-2009
(*) Impairment Losses	ThCh$	ThCh$	ThCh$

Financial assets (see Note 7c)	(18,649,480)	(95,391,111)	(22,179,120)
Assets and disposal groups held for sale (see Note 11)	—	(14,881,960)	(21,915,849)
Goodwill (see Note 14)	(14,379,823)	—	—
Fixed assets (see Note 15)	(106,449,843)	(1,340,235)	(43,999,600)
Reversal of investment property provision (see Note 16)	3,321,687	3,239,877	2,809,044

Total	(136,157,459)	(108,373,429)	(85,285,525)

29.                     OTHER EXPENSES

Other miscellaneous operating expenses as of December 31, 2011, 2010, and 2009 can be broken down as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Other Expenses	ThCh$	ThCh$	ThCh$

Other supplies and services	(95,222,224)	(130,232,972)	(146,952,970)
Professional, outsourced, and other services	(180,880,189)	(113,944,110)	(117,604,978)
Repairs and maintenance	(89,045,849)	(69,199,458)	(53,933,371)
Indemnities and fines	(14,733,175)	(41,316,694)	(20,934,632)
Taxes and charges	(90,333,630)	(26,456,298)	(33,891,117)
Insurance premiums	(20,745,032)	(19,147,361)	(19,866,916)
Leases and rental costs	(17,042,089)	(16,980,825)	(19,969,187)
Marketing, public relations, and advertising	(10,316,261)	(16,207,055)	(16,338,026)
Other supplies	(14,716,010)	(11,701,238)	(19,372,298)
Travel expenses	(6,428,292)	(4,306,510)	(4,966,691)
Environmental expenses	(1,235,646)	(942,248)	(3,859,011)

Total	(540,698,397)	(450,434,769)	(457,689,197)

30.       OTHER GAINS (LOSSES)

Other gains (losses) as of December 31, 2011, 2010, and 2009 are detailed as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Other Gains (Losses)	ThCh$	ThCh$	ThCh$

Investment sales (Cam Group and Synapsis (*))	(10,733,882)	272,686	28,113,548
Sale of Condesa Hogar portfolio	—	—	12,784,152
Land sales	3,766,963	8,381,710	9,253,010
Other assets	2,152,625	3,329,038	489,568
Total	(4,814,294)	11,983,434	50,640,278

(*)                         Includes foreign currency translation differences of ThCh$ (3,236,883).

31.                     FINANCIAL RESULTS

Financial income and costs as of December 31, 2011, 2010, and 2009 are as follows:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Financial Income	ThCh$	ThCh$	ThCh$

Income from cash and cash equivalents	124,109,491	68,144,673	79,364,437
Income from expected return on plan assets (Brazil)	44,345,866	41,253,550	32,050,585
Other financial income	62,735,004	56,962,380	41,884,708
Income from other financial assets	2,422,508	4,876,345	6,370,675

Total	233,612,869	171,236,948	159,670,405

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Financial Costs	ThCh$	ThCh$	ThCh$

Financial Costs	(465,411,363)	(438,358,251)	(482,472,627)

Bank loans	(134,214,794)	(127,921,732)	(137,274,372)
Secured and unsecured obligations	(161,347,460)	(150,777,160)	(171,723,898)
Financial leasing	(2,937,215)	(3,056,546)	(3,733,454)
Valuation of financial derivatives	(23,723,865)	(19,034,198)	(19,307,617)
Financial provisions	(90,830,303)	(73,709,974)	(12,105,233)
Post-employment benefit obligations	(57,048,714)	(52,703,379)	(51,679,594)
Capitalized borrowing costs	35,945,738	15,137,380	11,165,950
Other financial costs	(31,254,750)	(26,292,642)	(97,814,409)

Gain (loss) from indexed assets and liabilities	(25,092,203)	(15,055,706)	21,781,329

Foreign currency exchange differences, net	20,305,690	11,572,474	(8,235,253)

Positive	71,301,059	83,236,540	82,015,125
Negative	(50,995,369)	(71,664,066)	(90,250,378)

Total financial costs	(470,197,876)	(441,841,483)	(468,926,551)

Total financial results	(236,585,007)	(270,604,535)	(309,256,146)

32.                     INCOME TAX

The following table reconciles income taxes resulting from applying the general current tax rate to “Net income before taxes” to the income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the 2011, 2010, and 2009 fiscal years:

	Balance at
	12-31-2011	12-31-2010	12-31-2009
Income Tax	ThCh$	ThCh$	ThCh$

Current tax expense	(458,621,881)	(397,519,578)	(422,830,225)
Tax benefit from tax assets not previously recognized (Credits and/or benefits on current tax)	42,545,139	51,094,799	39,752,182
Adjustments to current tax from the previous period	(882,687)	(2,869,081)	12,569,886
Other current tax expense	(301,441)	(2,597,705)	(4,276,209)

Current Tax Expense, Net	(417,260,870)	(351,891,565)	(374,784,366)

Deferred tax income (expense) from origination and reversal of temporary differences	(43,612,506)	7,335,286	15,046,756
Deferred tax (income) or expense from tax rate changes or new taxes	148,137	(1,450,689)	—
Other deferred tax expense	(111,453)	—	—

Deferred Tax Income (expense), net	(43,575,822)	5,884,597	15,046,756

Effect of changes in the tax status of the entity or its shareholders	—	—	—

(Income tax income (expense)	(460,836,692)	(346,006,968)	(359,737,610)

The principal temporary differences are detailed in Note 17a.

	12-31-2011	12-31-2010	12-31-2009
Reconciliation of Tax Expense	ThCh$	ThCh$	ThCh$

Tax expense using statutory rate (20%)	(266,675,462)	(245,938,215)	(284,081,079)
Tax effect of rates in other jurisdictions	(117,057,673)	(159,695,526)	(166,163,264)
Tax effect of non-taxable revenues	51,007,579	44,357,904	40,858,030
Tax effect of non-tax-deductible expenses	(106,636,806)	(9,065,332)	(30,896,605)
Tax effect from change in tax rate	148,137	(1,450,689)	—
Tax effect of over-provided tax in previous period	(882,687)	(2,869,081)	12,569,886
Price level restatement for tax purposes (investments and equity)	(20,739,780)	28,653,971	67,975,422
Total adjustments to tax expense using statutory rate	(194,161,230)	(100,068,753)	(75,656,531)

Income tax	(460,836,692)	(346,006,968)	(359,737,610)

On July 29, 2010, Chilean Law No.20,455 “Modifica diversos cuerpos legales para obtener recursos destinados al financiamiento de la reconstrucción del país” (modifies tax entities to obtain funds to finance the reconstruction of the country) was enacted and published in the Diario Oficial on July 31, 2010. This law, among other things temporarily increases tax rates for the commercial years 2011 and 2012 (20% and 18.5%, respectively), and returns to 17% in 2013.

33.                     SEGMENT INFORMATION

33.1            Segmentation criteria

The Group’s activities are organized primarily around its core businesses, electric energy generation, transmission, and distribution. On that basis, the Group has established two major business lines.

In addition, segment information has been organized by the geographical areas in which the Group operates:

•                                Chile

•                                Argentina

•                                Brazil

•                                Peru

•                                Colombia

Given that the Group’s corporate organization basically matches its business organization and, therefore, the segments organization, the following segment information is based on the financial information of the companies forming each segment.

The following tables present the segment information for the 2011 and 2010 fiscal years.

33.2    Generation, distribution, and others

	Generation		Distribution		Eliminations and Others		Total
Line of Business	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
Assets

CURRENT ASSETS	1,212,585,323	1,064,310,315	1,007,409,597	1,155,049,652	305,970,088	118,908,009	2,525,965,008	2,338,267,976
Cash and cash equivalents	552,738,084	410,734,005	298,945,821	307,574,515	368,237,363	243,046,517	1,219,921,268	961,355,037
Other current financial assets	914,209	5,535,951	25,011	2,281,558	—	—	939,220	7,817,509
Other current non-financial assets	31,292,979	7,342,281	38,792,524	27,188,821	2,380,809	1,462,146	72,466,312	35,993,248
Trade and other current receivables	355,609,508	321,074,432	610,324,178	690,037,361	11,668,702	26,986,447	977,602,388	1,038,098,240
Accounts receivable from related companies	130,673,380	186,356,762	7,215,786	87,128,995	(102,606,574)	(253,014,150)	35,282,592	20,471,607
Inventories	55,906,768	42,162,603	16,354,914	15,560,743	5,663,862	4,928,358	77,925,544	62,651,704
Current tax assets	85,450,395	91,104,281	35,751,363	25,277,659	20,625,926	21,605,401	141,827,684	137,987,341

Non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	73,893,290	—	73,893,290

NON-CURRENT ASSETS	6,154,273,562	5,808,436,926	4,778,151,088	4,606,429,950	275,481,095	252,710,255	11,207,905,744	10,667,577,131
Other non-current financial assets	13,598,337	28,295,886	2,826,723	5,211,606	20,930,001	29,461,230	37,355,061	62,968,722
Other non-current non-financial assets	28,731,435	31,459,012	80,741,831	70,535,341	27,842	1,741,942	109,501,108	103,736,295
Non-current receivables	175,400,312	139,301,288	267,256,936	179,381,740	671,202	884,932	443,328,450	319,567,960
Non-current accounts receivable from related companies	(1,863,216)	764,220	117,946	324,864	1,745,270	(1,089,084)	—	—
Investments accounted for using the equity method	591,668,155	591,361,178	503,610,981	546,884,644	(1,082,085,874)	(1,124,144,170)	13,193,262	14,101,652
Intangible assets other than goodwill	35,332,818	31,398,642	1,417,846,070	1,405,434,608	14,219,326	15,753,155	1,467,398,214	1,452,586,405
Goodwill	106,399,041	97,673,241	129,382,377	130,262,504	1,240,622,708	1,249,086,179	1,476,404,126	1,477,021,924
Property, plant, and equipment, net	5,068,294,024	4,739,297,094	2,180,696,470	2,017,266,712	(6,259,488)	(4,623,151)	7,242,731,006	6,751,940,655
Investment property	—	—	—	—	38,055,889	33,019,154	38,055,889	33,019,154
Deferred tax assets	136,712,656	148,886,365	195,671,754	251,127,931	47,554,218	52,620,068	379,938,628	452,634,364

TOTAL ASSETS	7,366,858,884	6,872,747,241	5,785,560,685	5,761,479,602	581,451,183	371,618,264	13,733,870,752	13,005,845,107

	Generation		Distribution		Eliminations and Others		Total
	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2011 ThCh$	12-31-2010 ThCh$
LIABILITIES AND EQUITY

CURRENT LIABILITIES	1,150,249,282	1,143,674,971	1,394,053,750	1,298,274,817	(83,769,398)	(34,672,303)	2,460,533,634	2,407,277,486
Other current financial liabilities	365,375,002	315,103,380	292,160,116	284,864,090	14,547,220	65,630,548	672,082,338	665,598,018
Trade and other current payables	380,701,745	417,077,978	774,128,579	714,667,656	80,234,135	92,744,364	1,235,064,459	1,224,489,998
Accounts payable to related companies	234,167,088	288,461,159	126,083,948	141,795,739	(203,073,399)	(282,054,639)	157,177,637	148,202,260
Other short-term provisions	36,030,224	43,331,481	43,227,192	51,478,884	20,445,238	20,638,871	99,702,654	115,449,236
Current tax liabilities	122,601,990	69,759,646	110,935,913	75,509,486	2,315,339	2,397,523	235,853,242	147,666,655
Current provisions for employee benefits	—	2,703,107	—	2,690,108	—	57,167	—	5,450,382
Other current non-financial liabilities	11,373,233	7,238,220	47,518,002	27,268,854	1,762,069	1,283,474	60,653,304	35,790,548

Liabilities associated with non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	64,630,389	—	64,630,389

NON-CURRENT LIABILITIES	2,231,327,095	2,110,719,491	1,572,059,394	1,545,885,669	573,796,771	427,934,505	4,377,183,260	4,084,539,665
Other non-current financial liabilities	1,755,575,529	1,621,961,525	952,894,143	831,035,287	562,885,621	561,959,635	3,271,355,293	3,014,956,447
Other non-current payables	243,234	13,548,800	14,060,817	23,380,657	556	307,255	14,304,607	37,236,712
Accounts payable to related companies	81,953	1,163,160	—	147,930,726	(81,953)	(148,009,596)	—	1,084,290
Other long-term provisions	20,833,139	67,038,203	181,636,893	158,484,126	103,609	—	202,573,641	225,522,329
Deferred tax liabilities	341,568,310	349,429,640	162,528,439	200,477,944	4,341,506	6,015,994	508,438,255	555,923,578
Non-current provisions for employee benefits	36,504,909	27,147,186	234,826,662	181,236,136	6,194,442	7,435,653	277,526,013	215,818,975
Other non-current non-financial liabilities	76,520,021	30,430,977	26,112,440	3,340,793	352,990	225,564	102,985,451	33,997,334

EQUITY	3,985,282,507	3,618,352,778	2,819,447,541	2,917,319,116	91,423,809	(21,643,938)	6,896,153,857	6,514,027,956
Equity attributable to owners of parent	3,985,282,507	3,618,352,778	2,819,447,541	2,917,319,116	91,423,809	(21,643,938)	3,895,728,606	3,735,544,636
Issued capital	1,752,890,037	1,830,431,254	1,010,886,630	1,088,609,246	61,106,168	(94,157,665)	2,824,882,835	2,824,882,835
Retained earnings	1,838,419,172	1,566,278,776	957,047,345	1,318,048,927	(562,497,637)	(780,638,194)	2,232,968,880	2,103,689,509
Share premium	—	—	—	—	158,759,648	158,759,648	158,759,648	158,759,648
Other reserves	393,973,298	221,642,748	851,513,566	510,660,943	434,055,630	694,392,273	(1,320,882,757)	(1,351,787,356)

Non-controlling interests	—	—	—	—	—	—	3,000,425,251	2,778,483,320

Total Liabilities and Equity	7,366,858,884	6,872,747,241	5,785,560,685	5,761,479,602	581,451,182	371,618,264	13,733,870,752	13,005,845,107

	Generation			Distribution			Eliminations and Others			Total
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
STATEMENT OF COMPREHENSIVE INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES	2,700,026,218	2,780,604,080	2,708,357,655	4,447,427,469	4,392,625,917	4,240,401,202	(612,573,343)	(609,648,884)	(476,703,204)	6,534,880,344	6,563,581,113	6,472,055,653
Sales	2,681,583,403	2,735,336,937	2,692,140,931	4,187,214,704	4,053,333,247	3,892,291,952	(614,546,018)	(609,440,360)	(471,149,268)	6,254,252,089	6,179,229,824	6,113,283,615
Energy sales	2,587,301,858	2,599,487,673	2,570,529,382	3,830,011,900	3,754,753,999	3,642,828,755	(612,017,484)	(700,516,755)	(634,212,253)	5,805,296,274	5,653,724,917	5,579,145,884
Other sales	10,642,489	15,262,308	6,009,988	8,391,707	9,220,770	12,431,451	12,711,978	26,087,696	38,047,820	31,746,174	50,570,774	56,489,259
Other services rendered	83,639,056	120,586,956	115,601,561	348,811,097	289,358,478	237,031,746	(15,240,512)	64,988,699	125,015,165	417,209,641	474,934,133	477,648,472

Other operating income	18,442,815	45,267,143	16,216,724	260,212,765	339,292,670	348,109,250	1,972,675	(208,524)	(5,553,936)	280,628,255	384,351,289	358,772,038

RAW MATERIALS AND CONSUMABLES USED	(1,272,985,092)	(1,300,760,188)	(1,058,410,593)	(2,904,965,972)	(2,861,855,754)	(2,687,937,114)	639,516,335	640,969,688	535,754,130	(3,538,434,729)	(3,521,646,254)	(3,210,593,577)
Energy purchases	(272,699,080)	(264,194,654)	(197,058,728)	(2,099,527,411)	(1,988,241,950)	(1,958,392,871)	609,408,193	697,721,968	635,253,374	(1,762,818,298)	(1,554,714,636)	(1,520,198,225)
Fuel consumption	(742,631,157)	(672,030,596)	(580,234,432)	—	—	—	(8,206)	(7,507)	(3,181)	(742,639,363)	(672,038,103)	(580,237,613)
Transport expenses	(210,422,135)	(233,134,592)	(177,886,470)	(228,281,706)	(216,929,666)	(158,940,229)	44,712,720	44,081,166	20,538,816	(393,991,121)	(405,983,092)	(316,287,883)
Other variable supplies and services	(47,232,720)	(131,400,346)	(103,230,963)	(577,156,855)	(656,684,138)	(570,604,014)	(14,596,372)	(100,825,939)	(120,034,879)	(638,985,947)	(888,910,423)	(793,869,856)

CONTRIBUTION MARGIN	1,427,041,126	1,479,843,892	1,649,947,062	1,542,461,497	1,530,770,163	1,552,464,088	26,942,992	31,320,804	59,050,926	2,996,445,615	3,041,934,859	3,261,462,076

Other work performed by entity and capitalized	6,404,803	688,024	731,901	39,331,002	34,742,737	32,998,618	4,437,307	9,438,604	—	50,173,112	44,869,365	33,730,519
Employee benefits expense	(84,624,505)	(76,018,545)	(69,577,977)	(252,417,780)	(215,810,871)	(216,622,884)	(41,509,841)	(82,848,597)	(84,201,584)	(378,552,126)	(374,678,013)	(370,402,445)
Other expense	(148,540,710)	(109,570,881)	(118,108,486)	(389,777,503)	(366,421,018)	(367,766,183)	(2,380,185)	25,557,129	28,185,472	(540,698,398)	(450,434,770)	(457,689,197)

GROSS OPERATING RESULT	1,200,280,714	1,294,942,490	1,462,992,500	939,597,216	983,281,011	1,001,073,639	(12,509,727)	(16,532,060)	3,034,814	2,127,368,203	2,261,691,441	2,467,100,953

Depreciation, amortization, and impairment losses	(205,906,910)	(244,848,894)	(270,584,246)	(347,074,905)	(291,545,800)	(239,656,554)	(8,075,680)	(20,996,010)	(29,414,684)	(561,057,495)	(557,390,704)	(539,655,484)

OPERATING INCOME	994,373,804	1,050,093,596	1,192,408,254	592,522,311	691,735,211	761,417,085	(20,585,407)	(37,528,070)	(26,379,870)	1,566,310,708	1,704,300,737	1,927,445,469

FINANCIAL RESULTS	(96,533,304)	(139,201,816)	(186,313,678)	(114,211,524)	(94,631,362)	(99,796,594)	(25,840,179)	(36,771,357)	(23,145,874)	(236,585,007)	(270,604,535)	(309,256,146)
Financial income	88,970,416	27,878,995	40,841,166	127,716,519	132,691,391	117,121,114	16,925,934	10,666,562	1,708,125	233,612,869	171,236,948	159,670,405
Financial costs	(187,258,748)	(178,031,427)	(239,569,394)	(242,555,022)	(227,390,652)	(226,454,904)	(35,597,593)	(32,936,172)	(16,448,329)	(465,411,363)	(438,358,251)	(482,472,627)
Gains (losses) from indexed assets and liabilities	(5,369,555)	(2,885,747)	9,009,669	42,067	153,805	458,162	(19,764,715)	(12,323,764)	12,313,498	(25,092,203)	(15,055,706)	21,781,329
Foreign currency exchange differences	7,124,583	13,836,363	3,404,881	584,912	(85,906)	9,079,034	12,596,195	(2,177,983)	(20,719,168)	20,305,690	11,572,474	(8,235,253)
Gains	36,535,322	59,331,363	71,795,866	4,951,758	7,255,856	18,584,732	39,385,744	24,744,149	(8,365,473)	80,872,824	91,331,368	82,015,125
Losses	(29,410,739)	(45,495,000)	(68,390,985)	(4,366,846)	(7,341,762)	(9,505,698)	(26,789,549)	(26,922,132)	(12,353,695)	(60,567,134)	(79,758,894)	(90,250,378)

Share of profit (loss) of associates accounted for using the equity method	8,215,763	811,855	2,233,946	468	911	82,758,254	249,673	202,973	(82,756,621)	8,465,904	1,015,739	2,235,579
Gains (losses) from other investments	1,038,160	234,251	(55,494)	70	—	82,850	—	38,435	110,587	1,038,230	272,686	137,943
Gains (losses) from sale of property, plant, and equipment	975,577	1,631,416	64,430	(313,790)	1,365,276	24,938,953	(6,514,311)	8,714,057	25,498,952	(5,852,524)	11,710,749	50,502,335

NET INCOME BEFORE TAX	908,070,000	913,569,302	1,008,337,458	477,997,535	598,470,036	769,400,548	(52,690,224)	(65,343,962)	(106,672,826)	1,333,377,311	1,446,695,376	1,671,065,180

Income tax	(255,341,927)	(197,493,560)	(201,746,950)	(200,528,618)	(141,600,737)	(178,201,978)	(4,966,146)	(6,912,671)	20,211,318	(460,836,691)	(346,006,968)	(359,737,610)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	652,728,073	716,075,742	806,590,508	277,468,917	456,869,299	591,198,570	(57,656,370)	(72,256,633)	(86,461,508)	872,540,620	1,100,688,408	1,311,327,570
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	652,728,073	716,075,742	806,590,508	277,468,917	456,869,299	591,198,570	(57,656,370)	(72,256,633)	(86,461,508)	872,540,620	1,100,688,408	1,311,327,570

RESULT FOR THE PERIOD	652,728,073	716,075,742	806,590,508	277,468,917	456,869,299	591,198,570	(57,656,370)	(72,256,633)	(86,461,508)	872,540,620	1,100,688,408	1,311,327,570
Owners of parent	—	—	—	—	—	—	—	—	—	375,471,254	486,226,814	660,231,043
Non-controlling interests	—	—	—	—	—	—	—	—	—	497,069,366	614,461,594	651,096,527

33.3    Countries

	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
Country	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	1,117,076,586	958,252,718	198,804,567	206,682,679	680,639,175	773,987,829	439,170,846	298,436,755	138,640,932	118,519,262	(48,367,098)	(17,611,267)	2,525,965,008	2,338,267,976
Cash and cash equivalents	588,127,702	396,117,160	43,522,761	64,001,651	277,962,207	309,608,364	268,253,856	150,969,852	42,054,742	40,658,010	—	—	1,219,921,268	961,355,037
Other current financial assets	47,504	17,551	143,638	2,271,690	—	5,463,750	699,517	64,518	48,561	—	—	—	939,220	7,817,509
Other current non-financial assets	8,430,910	2,823,979	2,444,742	3,453,937	43,310,736	24,929,082	13,185,071	1,741,706	5,094,853	3,044,544	—	—	72,466,312	35,993,248
Trade and other current receivables	338,292,487	424,328,700	108,345,327	105,722,882	318,551,280	399,849,969	137,785,949	134,933,800	73,975,674	55,329,513	651,671	(82,066,624)	977,602,388	1,038,098,240
Accounts receivable from related companies	49,976,938	9,118,913	34,084,870	20,580,614	—	—	30,857	85,521	208,696	124,492	(49,018,769)	(9,437,933)	35,282,592	20,471,607
Inventories	37,057,881	31,508,007	4,921,951	4,012,205	1,266,810	1,329,912	17,676,019	10,639,048	17,002,883	15,162,532	—	—	77,925,544	62,651,704
Current tax assets	95,143,164	94,338,408	5,341,278	6,639,700	39,548,142	32,806,752	1,539,577	2,310	255,523	4,200,171	—	—	141,827,684	137,987,341

Non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	73,893,290	—	73,893,290

NON-CURRENT ASSETS	7,893,250,053	7,882,741,067	593,346,110	612,376,604	3,805,276,863	3,724,836,639	2,353,927,049	2,089,588,249	1,246,563,957	1,087,290,030	(4,684,458,288)	(4,729,255,458)	11,207,905,744	10,667,577,131
Other non-current financial assets	32,942,181	57,422,721	161,140	—	27,818	3,352,698	1,214,684	8,267	3,009,238	2,185,036	—	—	37,355,061	62,968,722
Other non-current non-financial assets	599,528	1,327,410	1,984,737	10,897,471	106,916,843	89,288,250	—	1,111,481	—	—	—	1,111,683	109,501,108	103,736,295
Non-current receivables	4,531,190	9,751,497	151,690,773	123,872,850	273,379,275	177,122,226	13,727,212	8,821,387	—	—	—	—	443,328,450	319,567,960
Non-current accounts receivable from related companies	6,179,892	5,570,592	—	—	44,861,006	36,381,275	—	—	—	—	(51,040,898)	(41,951,867)	—	—
Investments accounted for using the equity method	4,681,940,902	4,728,577,212	4,727,255	4,360,892	1,217,587,204	1,231,117,115	76	—	49,887,780	49,494,618	(5,940,949,955)	(5,999,448,185)	13,193,262	14,101,652
Intangible assets other than goodwill	40,438,658	43,574,579	3,649,971	3,394,462	1,375,676,408	1,362,506,970	44,330,454	40,486,684	3,302,723	2,623,710	—	—	1,467,398,214	1,452,586,405
Goodwill	2,312,632	2,311,244	2,357,592	2,453,791	119,058,905	120,673,559	13,209,651	7,348,467	10,361,690	10,502,214	1,329,103,656	1,333,732,649	1,476,404,126	1,477,021,924
Property, plant, and equipment	2,998,303,344	2,907,392,986	424,077,441	435,556,490	479,342,553	502,536,126	2,184,994,520	1,908,861,856	1,178,479,794	1,021,665,793	(22,466,646)	(24,072,596)	7,242,731,006	6,751,940,655
Investment property	38,055,889	33,019,154	—	—	—	—	—	—	—	—	—	—	38,055,889	33,019,154
Deferred tax assets	87,945,837	93,793,672	4,697,201	31,840,648	188,426,851	201,858,420	96,450,452	122,950,107	1,522,732	818,659	895,555	1,372,858	379,938,628	452,634,364

TOTAL ASSETS	9,010,326,640	8,840,993,785	792,150,677	819,059,282	4,485,916,038	4,498,824,468	2,793,097,895	2,388,025,004	1,385,204,889	1,205,809,292	(4,732,825,387)	(4,746,866,725)	13,733,870,752	13,005,845,107

Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY

CURRENT LIABILITIES	661,869,058	647,462,363	494,783,567	368,365,266	650,237,150	749,685,522	483,448,241	432,517,038	170,828,751	122,675,915	(633,131)	86,571,381	2,460,533,635	2,407,277,486
Other current financial liabilities	88,087,416	57,353,811	105,336,295	91,305,044	288,730,920	316,931,058	124,904,402	138,102,310	65,023,305	61,905,795	—	—	672,082,338	665,598,018
Trade and other current payables	405,601,668	397,291,875	283,219,858	188,824,968	234,837,848	350,493,006	223,557,756	242,087,064	68,645,529	46,211,217	19,201,800	(418,132)	1,235,064,459	1,224,489,998
Accounts payable to related companies	48,929,238	95,959,740	45,686,586	21,522,018	34,092,017	22,670,347	51,713,966	(8,763,202)	1,068,536	(5,545,768)	(24,312,705)	22,359,124	157,177,638	148,202,260
Other short-term provisions	54,333,202	61,952,297	25,324,807	31,334,089	6,801,936	9,290,490	10,860	1,498,668	8,754,075	11,373,692	4,477,774	—	99,702,654	115,449,236
Current tax liabilities	58,625,870	26,985,525	12,379,051	18,739,444	67,476,356	45,603,630	76,893,506	50,694,810	20,478,459	5,643,246	—	—	235,853,242	147,666,655
Current provisions for employee benefits	—	1,341,781	—	591,831	—	—	—	3,516,770	—	—	—	—	—	5,450,382
Other current non-financial liabilities	6,291,663	6,577,334	22,836,970	16,047,872	18,298,073	4,696,991	6,367,751	5,380,618	6,858,847	3,087,733	—	—	60,653,304	35,790,548

Liabilities associated with non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	64,630,389	—	64,630,389

NON-CURRENT LIABILITIES	1,819,290,887	1,798,546,677	206,938,488	182,056,288	929,216,917	866,894,226	928,038,093	749,238,211	527,947,698	525,104,242	(34,248,823)	(37,299,979)	4,377,183,260	4,084,539,665
Other non-current financial liabilities	1,538,473,627	1,511,148,690	113,544,053	87,795,042	515,352,311	483,293,292	782,142,214	616,376,069	321,843,088	316,343,354	—	—	3,271,355,293	3,014,956,447
Other non-current payables	—	3,595,790	1,146,930	325,183	13,157,677	33,173,070	—	142,669	—	—	—	—	14,304,607	37,236,712
Accounts payable to related companies	—	—	34,248,823	36,634,177	—	1,750,092	—	—	—	—	(34,248,823)	(37,299,979)	—	1,084,290
Other long-term provisions	17,935,877	17,164,654	9,239,778	11,451,261	168,801,883	183,780,246	4,762,542	2,198,153	1,833,561	10,928,015	—	—	202,573,641	225,522,329
Deferred tax liabilities	204,262,599	222,646,728	13,419,881	21,549,260	67,691,941	61,907,742	19,717,371	52,263,418	203,346,463	197,556,430	—	—	508,438,255	555,923,578
Non-current provisions for employee benefits	35,817,248	33,170,562	7,627,051	1,400,727	149,353,832	102,989,784	84,727,882	78,257,902	—	—	—	—	277,526,013	215,818,975
Other non-current non-financial liabilities	22,801,536	10,820,253	27,711,972	22,900,638	14,859,273	—	36,688,084	—	924,586	276,443	—	—	102,985,451	33,997,334

EQUITY	6,529,166,695	6,394,984,745	90,428,622	268,637,728	2,906,461,971	2,882,244,720	1,381,611,561	1,206,269,755	686,428,440	558,029,135	(4,697,943,433)	(4,796,138,127)	6,896,153,857	6,514,027,956
Equity attributable to owners of parent	6,529,166,695	6,394,984,745	90,428,622	268,637,728	2,906,461,971	2,882,244,720	1,381,611,561	1,206,269,755	686,428,440	558,029,135	(4,697,943,433)	(4,796,138,127)	3,895,728,606	3,735,544,636
Issued capital	5,517,944,809	5,504,650,136	230,798,614	233,455,382	1,768,841,536	1,016,335,188	150,811,424	147,297,657	197,139,383	198,134,490	(5,040,652,931)	(4,274,990,018)	2,824,882,835	2,824,882,835
Retained earnings	2,728,371,595	2,687,545,567	(99,901,666)	77,431,069	459,494,106	446,813,310	125,770,175	274,298,955	72,384,456	56,504,426	(1,053,149,787)	(1,438,903,818)	2,232,968,880	2,103,689,509
Share premium	158,759,648	158,759,648	—	—	—	—	—	—	—	—	—	—	158,759,648	158,759,648
Other reserves	(1,875,909,357)	(1,955,970,606)	(40,468,326)	(42,248,723)	678,126,329	1,419,096,222	1,105,029,962	784,673,143	416,904,601	303,390,219	1,395,859,285	917,755,709	(1,320,882,757)	(1,351,787,356)

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	3,000,425,251	2,778,483,320

Total liabilities and equity	9,010,326,640	8,840,993,785	792,150,677	819,059,282	4,485,916,038	4,498,824,468	2,793,097,895	2,388,025,004	1,385,204,889	1,205,809,292	(4,732,825,387)	(4,746,866,725)	13,733,870,752	13,005,845,107

Country	Chile			Argentina			Brazil			Colombia
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	2,124,479,297	2,085,557,501	2,283,457,941	675,647,122	658,417,051	637,839,445	2,165,287,761	2,230,116,193	1,979,203,998	1,113,791,686	1,163,978,952	1,096,256,547
Sales	2,097,527,758	2,041,203,346	2,260,373,406	667,299,420	644,085,670	624,398,698	1,970,909,825	1,953,154,510	1,732,004,318	1,080,920,739	1,135,970,285	1,040,262,693
Energy sales	1,961,366,637	1,868,868,808	2,071,597,022	641,615,807	614,505,180	590,796,228	1,787,773,720	1,778,434,279	1,564,412,704	991,306,129	1,019,682,987	948,485,479
Other sales	21,888,297	37,515,316	42,402,319	—	—	(49,808)	6,072,128	3,332,080	4,180,089	3,289,633	6,557,919	6,515,455
Other services rendered	114,272,824	134,819,222	146,374,065	25,683,613	29,580,490	33,652,278	177,063,977	171,388,151	163,411,525	86,324,977	109,729,379	85,261,759
Other operating income	26,951,539	44,354,155	23,084,535	8,347,702	14,331,381	13,440,747	194,377,936	276,961,683	247,199,680	32,870,947	28,008,667	55,993,854

RAW MATERIALS AND CONSUMABLES USED	(1,280,894,315)	(1,157,432,602)	(1,131,384,329)	(457,898,841)	(413,059,847)	(365,964,562)	(1,228,453,536)	(1,308,455,877)	(1,074,015,467)	(385,326,627)	(463,847,068)	(428,527,683)
Energy purchases	(747,064,363)	(542,253,232)	(581,492,020)	(153,569,548)	(148,902,836)	(160,131,967)	(587,111,958)	(543,260,558)	(443,577,232)	(186,337,063)	(246,229,847)	(229,843,920)
Fuel consumption	(350,733,784)	(318,644,651)	(345,815,766)	(283,048,981)	(242,853,893)	(180,160,003)	(35,498,349)	(37,260,897)	6,826,322	(23,946,682)	(27,780,401)	(20,572,023)
Transport expenses	(146,853,453)	(183,181,403)	(107,329,158)	(9,143,907)	(4,875,869)	(6,886,114)	(107,475,644)	(93,660,230)	(82,792,555)	(114,302,814)	(111,637,522)	(105,632,478)
Other variable supplies and services	(36,242,715)	(113,353,316)	(96,747,385)	(12,136,405)	(16,427,249)	(18,786,478)	(498,367,585)	(634,274,192)	(554,472,002)	(60,740,068)	(78,199,298)	(72,479,262)

CONTRIBUTION MARGIN	843,584,982	928,124,899	1,152,073,612	217,748,281	245,357,204	271,874,883	936,834,225	921,660,316	905,188,531	728,465,059	700,131,884	667,728,864

Other work performed by entity and capitalized	11,168,239	11,962,653	2,666,652	12,146,533	8,296,765	8,057,055	18,130,297	18,128,254	17,007,228	6,497,714	4,423,015	3,003,205
Employee benefits expense	(105,910,635)	(113,164,815)	(110,843,668)	(106,287,626)	(79,533,998)	(79,385,952)	(110,708,252)	(109,354,257)	(108,515,145)	(48,007,413)	(51,541,615)	(47,341,752)
Other expenses	(113,660,233)	(100,976,501)	(106,575,741)	(88,827,726)	(89,055,759)	(77,076,137)	(161,072,702)	(148,686,023)	(158,794,504)	(146,263,633)	(78,880,441)	(75,624,710)

GROSS OPERATING RESULTS	635,182,353	725,946,236	937,320,855	34,779,462	85,064,212	123,469,849	683,183,568	681,748,290	654,886,110	540,691,727	574,132,843	547,765,607

Depreciation, amortization, and impairment losses	(123,699,667)	(119,048,628)	(194,587,688)	(138,094,097)	(34,724,329)	(42,541,505)	(131,553,418)	(229,368,430)	(145,172,290)	(101,908,200)	(102,190,376)	(96,735,454)

OPERATING INCOME	511,482,686	606,897,608	742,733,167	(103,314,635)	50,339,883	80,928,344	551,630,150	452,379,860	509,713,820	438,783,527	471,942,467	451,030,153

FINANCIAL RESULTS	(78,797,719)	(106,356,565)	(114,219,912)	(31,563,414)	(15,788,697)	(40,008,868)	(32,405,059)	(64,838,758)	(69,697,374)	(76,360,671)	(62,523,560)	(72,011,415)
Financial income	34,484,561	15,604,598	26,321,994	13,314,838	10,926,110	9,381,341	173,831,176	132,197,987	103,326,143	11,407,941	11,883,669	20,075,886
Financial costs	(93,072,101)	(109,360,408)	(135,713,458)	(36,394,214)	(34,924,333)	(32,076,508)	(225,571,907)	(193,320,965)	(187,048,645)	(87,553,973)	(74,211,667)	(92,155,200)
Gains (losses) from indexed assets and liabilities	(25,092,203)	(15,055,706)	21,781,329	—	—	—	—	—	—	—	—	—
Foreign currency exchange differences	4,882,024	2,454,951	(26,609,777)	(8,484,038)	8,209,526	(17,313,701)	19,335,672	(3,715,780)	14,025,128	(214,639)	(195,562)	67,899
Gains	53,545,105	38,536,192	34,338,086	6,006,240	20,715,091	3,564,040	29,865,459	30,931,909	47,716,990	738,510	963,520	1,887,294
Losses	(48,663,081)	(36,081,241)	(60,947,863)	(14,490,278)	(12,505,565)	(20,877,741)	(10,529,787)	(34,647,689)	(33,691,862)	(953,149)	(1,159,082)	(1,819,395)

Share of profit (loss) of associates accounted for using the equity method	8,215,729	811,657	(8,074,230)	250,141	203,884	374,621	—	—	—	—	—	—

Negative consolidation difference	—	—	—	—	—	—	—	—	—	—	—	—

Gains (losses) from other investments	1,053,408	1,626,786	172,804	498,877	1,596,643	2,683,755	—	29,251	—	70	—	(34,772)
Gains (losses) from sale of property, plant, and equipment	(6,039,997)	8,825,168	37,360,860	—	—	—	—	(34,754)	486,834	(230,878)	2,515,018	12,851,414
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	435,914,107	511,804,654	657,972,689	(134,129,031)	36,351,713	43,977,852	519,225,091	387,535,599	440,503,280	362,192,048	411,933,925	391,835,380

Income tax	(110,530,698)	(91,503,756)	(68,971,765)	(34,044,480)	(13,131,879)	(15,197,010)	(129,039,820)	(66,998,716)	(107,407,226)	(142,998,659)	(134,315,662)	(127,250,804)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	325,383,409	420,300,898	589,000,924	(168,173,511)	23,219,834	28,780,842	390,185,271	320,536,883	333,096,054	219,193,389	277,618,263	264,584,576
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	325,383,409	420,300,898	589,000,924	(168,173,511)	23,219,834	28,780,842	390,185,271	320,536,883	333,096,054	219,193,389	277,618,263	264,584,576

RESULT FOR THE PERIOD	325,383,409	420,300,898	589,000,924	(168,173,511)	23,219,834	28,780,842	390,185,271	320,536,883	333,096,054	219,193,389	277,618,263	264,584,576
Owners of parent	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—

Country	Peru			Eliminations			Total
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	458,047,567	429,229,748	479,144,395	(2,373,089)	(3,718,332)	(3,846,673)	6,534,880,344	6,563,581,113	6,472,055,653
Sales	439,967,436	408,534,345	460,091,173	(2,373,089)	(3,718,332)	(3,846,673)	6,254,252,089	6,179,229,824	6,113,283,615
Energy sales	423,233,981	372,233,663	403,854,451	—	—	—	5,805,296,274	5,653,724,917	5,579,145,884
Other sales	565,295	4,375,367	5,012,398	(69,179)	(1,209,908)	(1,571,194)	31,746,174	50,570,774	56,489,259
Other services rendered	16,168,160	31,925,315	51,224,324	(2,303,910)	(2,508,424)	(2,275,479)	417,209,641	474,934,133	477,648,472
Other operating income	18,080,131	20,695,403	19,053,222	—	—	—	280,628,255	384,351,289	358,772,038

RAW MATERIALS AND CONSUMABLES USED	(185,931,510)	(180,533,345)	(213,585,176)	70,100	1,682,485	2,883,640	(3,538,434,729)	(3,521,646,254)	(3,210,593,577)
Energy purchases	(88,735,366)	(74,068,163)	(105,153,086)	—	—	—	(1,762,818,298)	(1,554,714,636)	(1,520,198,225)
Fuel consumption	(49,411,567)	(45,498,261)	(40,516,143)	—	—	—	(742,639,363)	(672,038,103)	(580,237,613)
Transport expenses	(16,215,303)	(12,628,068)	(13,647,578)	—	—	—	(393,991,121)	(405,983,092)	(316,287,883)
Other variable supplies and services	(31,569,274)	(48,338,853)	(54,268,369)	70,100	1,682,485	2,883,640	(638,985,947)	(888,910,423)	(793,869,856)

CONTRIBUTION MARGIN	272,116,057	248,696,403	265,559,219	(2,302,989)	(2,035,847)	(963,033)	2,996,445,615	3,041,934,859	3,261,462,076

Other work performed by entity and capitalized	2,230,329	2,058,678	2,996,379	—	—	—	50,173,112	44,869,365	33,730,519
Employee benefits expense	(7,638,200)	(21,083,328)	(24,315,928)	—	—	—	(378,552,126)	(374,678,013)	(370,402,445)
Other expenses	(33,100,304)	(33,890,176)	(40,566,405)	2,226,200	1,054,130	948,300	(540,698,398)	(450,434,770)	(457,689,197)

GROSS OPERATING RESULTS	233,607,882	195,781,577	203,673,265	(76,789)	(981,717)	(14,733)	2,127,368,203	2,261,691,441	2,467,100,953

Depreciation, amortization, and impairment losses	(59,219,178)	(60,339,333)	(60,618,547)	(6,582,935)	(11,719,608)	—	(561,057,495)	(557,390,704)	(539,655,484)

OPERATING INCOME	174,388,704	135,442,244	143,054,718	(6,659,724)	(12,701,325)	(14,733)	1,566,310,708	1,704,300,737	1,927,445,469

FINANCIAL RESULTS	(22,714,456)	(25,742,132)	(34,167,002)	5,256,312	4,645,177	20,848,425	(236,585,007)	(270,604,535)	(309,256,146)
Financial income	2,723,717	2,116,913	3,631,106	(2,149,364)	(1,492,329)	(3,066,065)	233,612,869	171,236,948	159,670,405
Financial costs	(24,968,532)	(28,154,018)	(38,544,881)	2,149,364	1,613,140	3,066,065	(465,411,363)	(438,358,251)	(482,472,627)
Gains (losses) from indexed assets and liabilities	—	—	—	—	—	—	(25,092,203)	(15,055,706)	21,781,329
Foreign currency exchange differences	(469,641)	294,973	746,773	5,256,312	4,524,366	20,848,425	20,305,690	11,572,474	(8,235,253)
Gains	702,589	1,553,835	2,333,966	(9,985,079)	(1,369,179)	(7,825,251)	80,872,824	91,331,368	82,015,125
Losses	(1,172,230)	(1,258,862)	(1,587,193)	15,241,391	5,893,545	28,673,676	(60,567,134)	(79,758,894)	(90,250,378)

Share of profit (loss) of associates accounted for using the equity method	—	—	9,935,172	34	198	16	8,465,904	1,015,739	2,235,579

Negative consolidation difference	—	—	—	—	—	—	—	—	—

Gains (losses) from other investments	—	—	—	(514,125)	(2,979,994)	(2,683,844)	1,038,230	272,686	137,943
Gains (losses) from sale of property, plant, and equipment	418,351	405,317	(196,773)	—	—	—	(5,852,524)	11,710,749	50,502,335
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	152,092,599	110,105,429	118,626,115	(1,917,503)	(11,035,944)	18,149,864	1,333,377,311	1,446,695,376	1,671,065,180

Income tax	(44,223,034)	(40,056,955)	(40,910,805)	—	—	—	(460,836,691)	(346,006,968)	(359,737,610)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	107,869,565	70,048,474	77,715,310	(1,917,503)	(11,035,944)	18,149,864	872,540,620	1,100,688,408	1,311,327,570
Net income from discontinued operations	—	—	—	—	—
NET INCOME	107,869,565	70,048,474	77,715,310	(1,917,503)	(11,035,944)	18,149,864	872,540,620	1,100,688,408	1,311,327,570

RESULT FOR THE PERIOD	107,869,565	70,048,474	77,715,310	(1,917,503)	(11,035,944)	18,149,864	872,540,620	1,100,688,408	1,311,327,570
Owners of parent	—	—	—	—	—	—	375,471,254	486,226,814	660,231,043
Non-controlling interests	—	—	—	—	—	—	497,069,366	614,461,594	651,096,527

33.4                        Generation and distribution by country

a)                                     Generation

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	581,738,393	581,919,944	113,950,708	96,454,500	229,070,896	206,821,621	239,044,005	154,997,283	75,650,050	50,330,357	(26,868,729)	(26,213,389)	1,212,585,323	1,064,310,315
Cash and cash equivalents	230,289,585	225,658,998	22,383,610	18,626,377	131,040,180	77,999,226	136,260,140	74,583,887	32,764,569	13,865,517	—	—	552,738,084	410,734,005
Other current financial assets	47,504	17,551	143,638	—	—	5,463,750	674,506	54,650	48,561	—	—	—	914,209	5,535,951
Other current non-financial assets	5,388,772	1,073,419	1,197,748	2,254,847	14,283,730	808,494	7,964,428	1,370,458	2,458,301	1,835,063	—	—	31,292,979	7,342,281
Trade and other current receivables	175,085,843	150,897,103	54,090,162	53,364,468	63,940,752	83,976,499	45,507,596	41,680,862	16,985,155	11,027,554	—	(19,872,054)	355,609,508	321,074,432
Accounts receivable from other related companies	58,683,378	103,058,701	33,441,555	20,203,295	19,803,730	28,663,608	35,104,241	32,368,651	10,509,205	8,403,843	(26,868,729)	(6,341,335)	130,673,380	186,356,762
Inventories	29,481,511	24,443,037	1,783,282	1,750,879	2,504	22,842	11,993,970	4,936,465	12,645,501	11,009,380	—	—	55,906,768	42,162,603
Current tax assets	82,761,800	76,771,135	910,713	254,634	—	9,887,202	1,539,124	2,310	238,758	4,189,000	—	—	85,450,395	91,104,281

Non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	4,058,185,785	3,989,974,642	319,979,207	290,297,224	600,244,367	614,488,434	1,393,219,292	1,203,713,202	812,558,136	730,619,632	(1,029,913,225)	(1,020,656,208)	6,154,273,562	5,808,436,926
Other non-current financial assets	12,014,822	27,935,909	161,140	—	—	—	1,205,585	—	216,790	359,977	—	—	13,598,337	28,295,886
Other non-current non-financial assets	342,343	146,349	1,099,011	10,203,998	27,290,081	19,997,184	—	1,111,481	—	—	—	—	28,731,435	31,459,012
Non-current receivables	160,518	1,820,235	150,312,091	123,377,243	21,685,968	11,129,694	3,241,735	2,974,116	—	—	—	—	175,400,312	139,301,288
Non-current accounts receivable from related companies	6,179,892	5,570,592	—	—	42,997,790	37,063,260	—	—	—	—	(51,040,898)	(41,869,632)	(1,863,216)	764,220
Investments accounted for using the equity method	1,594,961,765	1,591,313,598	3,428,479	3,094,078	10,801,536	10,950,060	—	—	49,887,780	49,494,618	(1,067,411,405)	(1,063,491,176)	591,668,155	591,361,178
Intangible assets other than goodwill	11,005,836	9,638,098	176,228	190,799	1,410,902	972,900	22,281,991	20,247,206	457,861	349,639	—	—	35,332,818	31,398,642
Goodwill	14,024	12,636	2,357,592	2,453,791	—	—	5,126,657	—	10,361,690	10,502,214	88,539,078	84,704,600	106,399,041	97,673,241
Property, plant, and equipment	2,400,516,617	2,328,158,165	157,747,465	136,585,507	456,994,530	480,313,680	1,302,924,129	1,125,145,217	750,111,283	669,094,525	—	—	5,068,294,024	4,739,297,094
Investment property	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	32,989,968	25,379,060	4,697,201	14,391,808	39,063,560	54,061,656	58,439,195	54,235,182	1,522,732	818,659	—	—	136,712,656	148,886,365

TOTAL ASSETS	4,639,924,178	4,571,894,586	433,929,915	386,751,724	829,315,263	821,310,055	1,632,263,297	1,358,710,485	888,208,186	780,949,989	(1,056,781,954)	(1,046,869,597)	7,366,858,885	6,872,747,241

Line of Business	Generation
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	419,861,754	461,971,755	184,089,684	151,057,167	223,439,239	182,940,166	220,413,976	286,630,051	77,444,300	61,493,965	25,000,330	(418,133)	1,150,249,283	1,143,674,971
Other current financial liabilities	73,513,845	43,626,925	82,987,086	79,751,906	62,027,186	64,363,398	113,869,956	87,860,103	32,976,929	39,501,048	—	—	365,375,002	315,103,380
Trade and other current payables	210,953,110	221,957,794	47,852,899	28,920,947	47,171,805	63,002,748	50,897,328	86,644,371	23,834,560	16,970,251	(7,957)	(418,133)	380,701,745	417,077,978
Accounts payable to related companies	69,582,013	142,252,923	43,569,836	28,374,815	81,664,568	37,105,842	14,328,510	80,508,993	13,875	218,586	25,008,287	—	234,167,089	288,461,159
Other short-term provisions	29,277,728	35,783,147	3,901,399	2,553,179	—	1,874,736	10,860	22,520	2,840,237	3,097,899	—	—	36,030,224	43,331,481
Current tax liabilities	31,286,802	14,656,865	5,362,401	11,212,408	30,425,114	16,593,444	40,779,406	26,604,320	14,748,267	692,609	—	—	122,601,990	69,759,646
Current provisions for employee benefits	—	—	—	—	—	—	—	2,703,107	—	—	—	—	—	2,703,107
Other current non-financial liabilities	5,248,256	3,694,101	416,063	243,912	2,150,566	(2)	527,916	2,286,637	3,030,432	1,013,572	—	—	11,373,233	7,238,220

Liabilities associated with non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT LIABILITIES	1,193,061,174	1,172,214,180	165,441,384	141,817,640	58,875,184	156,436,680	530,859,723	356,958,221	317,338,453	319,926,947	(34,248,823)	(36,634,177)	2,231,327,095	2,110,719,491
Other non-current financial liabilities	975,588,006	949,189,055	87,602,569	70,465,040	36,725,221	94,332,102	486,420,793	339,291,052	169,238,940	168,684,276	—	—	1,755,575,529	1,621,961,525
Other non-current payables	—	3,288,535	241,287	—	1,947	10,117,596	—	142,669	—	—	—	—	243,234	13,548,800
Accounts payable to related companies	81,953	78,870	34,248,823	36,634,177	—	1,084,290	—	—	—	—	(34,248,823)	(36,634,177)	81,953	1,163,160
Other long-term provisions	10,251,812	9,797,457	—	—	8,596,721	46,119,690	316,576	348,770	1,668,030	10,772,286	—	—	20,833,139	67,038,203
Deferred tax liabilities	177,178,521	192,358,468	13,419,881	11,817,785	4,538,425	4,783,002	—	—	146,431,483	140,470,385	—	—	341,568,310	349,429,640
Non-current provisions for employee benefits	12,334,488	9,971,456	2,216,852	—	—	—	21,953,569	17,175,730	—	—	—	—	36,504,909	27,147,186
Other non-current non-financial liabilities	17,626,394	7,530,339	27,711,972	22,900,638	9,012,870	—	22,168,785	—	—	—	—	—	76,520,021	30,430,977

EQUITY	3,027,001,250	2,937,708,650	84,398,847	93,876,916	547,000,840	481,933,209	880,989,598	715,122,213	493,425,433	399,529,077	(1,047,533,461)	(1,009,817,287)	3,985,282,507	3,618,352,778
Equity attributable to owners of parent	3,027,001,250	2,937,708,650	84,398,847	93,876,916	547,000,840	481,933,209	880,989,598	715,122,213	493,425,433	399,529,077	(1,047,533,461)	(1,009,817,287)	3,985,282,507	3,618,352,778
Issued capital	2,153,213,074	2,132,404,418	92,185,037	92,185,037	204,171,117	203,659,553	142,906,410	142,906,410	164,297,758	164,297,758	(1,003,883,359)	(905,021,922)	1,752,890,037	1,830,431,254
Retained earnings	1,140,321,396	1,152,825,041	(7,554,043)	10,088,706	202,644,366	123,291,764	128,464,532	149,784,385	70,760,796	23,141,069	303,782,125	107,147,811	1,838,419,172	1,566,278,776
Share premium	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other equity interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other reserves	(266,533,220)	(347,520,809)	(232,147)	(8,396,827)	140,185,357	154,981,892	609,618,656	422,431,418	258,366,879	212,090,250	(347,432,227)	(211,943,176)	393,973,298	221,642,748

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL LIABILITIES AND EQUITY	4,639,924,178	4,571,894,585	433,929,915	386,751,724	829,315,263	821,310,055	1,632,263,297	1,358,710,485	888,208,186	780,949,989	(1,056,781,954)	(1,046,869,597)	7,366,858,885	6,872,747,241

Line of Business	Generation
Country	Chile			Argentina			Brazil			Colombia
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	1,257,995,225	1,345,370,795	1,373,230,894	395,296,464	358,089,711	303,112,035	309,049,119	359,211,026	318,321,960	498,568,875	507,526,498	500,964,413
Sales	1,244,969,978	1,315,430,658	1,367,051,056	395,107,435	351,429,303	299,912,430	306,693,874	351,386,168	314,667,204	496,505,095	507,148,312	500,829,922
Energy sales	1,214,467,888	1,286,727,887	1,349,609,938	389,963,331	345,706,935	293,388,675	253,753,923	258,243,192	224,502,356	495,453,014	506,194,881	500,175,971
Other sales	10,642,489	15,262,308	6,009,988	—	—	—	—	—	—	—	—	—
Other services rendered	19,859,601	13,440,463	11,431,130	5,144,104	5,722,368	6,523,755	52,939,951	93,142,976	90,164,848	1,052,081	953,431	653,951

Other operating income	13,025,247	29,940,137	6,179,838	189,029	6,660,408	3,199,605	2,355,245	7,824,858	3,654,756	2,063,780	378,186	134,491

RAW MATERIALS AND CONSUMABLES USED	(679,798,692)	(666,388,433)	(511,521,900)	(315,717,397)	(267,824,397)	(208,539,466)	(55,607,090)	(109,560,464)	(82,267,885)	(134,977,823)	(176,746,281)	(184,067,482)
Energy purchases	(205,693,620)	(139,373,210)	(52,310,897)	(13,740,208)	(9,296,132)	(9,375,553)	(9,943,885)	(27,257,255)	(32,746,221)	(29,508,762)	(72,764,711)	(91,955,452)
Fuel consumption	(350,725,578)	(318,637,144)	(345,812,585)	(283,048,981)	(242,853,893)	(180,160,003)	(35,498,349)	(37,260,897)	6,826,322	(23,946,682)	(27,780,401)	(20,572,023)
Transport expenses	(115,056,998)	(161,189,862)	(107,314,035)	(8,165,583)	(3,636,524)	(5,363,800)	(16,353,299)	(5,098,408)	(4,851,240)	(54,452,560)	(50,431,204)	(46,663,960)
Other variable supplies and services	(8,322,496)	(47,188,217)	(6,084,383)	(10,762,625)	(12,037,848)	(13,640,110)	6,188,443	(39,943,904)	(51,496,746)	(27,069,819)	(25,769,965)	(24,876,047)

CONTRIBUTION MARGIN	578,196,533	678,982,362	861,708,994	79,579,067	90,265,314	94,572,569	253,442,029	249,650,562	236,054,075	363,591,052	330,780,217	316,896,931

Other work performed by entity and capitalized	3,954,056	—	—	—	—	—	244,254	—	—	2,187,900	688,024	517,847
Employee benefits expense	(42,826,606)	(31,556,880)	(29,654,313)	(19,020,797)	(14,457,685)	(11,009,053)	(12,425,160)	(11,622,887)	(11,417,189)	(13,009,393)	(12,219,664)	(10,959,497)
Other expenses	(52,364,624)	(50,276,801)	(51,829,666)	(9,996,620)	(11,003,847)	(12,461,750)	(10,652,946)	(11,621,153)	(14,560,167)	(61,997,033)	(21,193,354)	(19,127,781)

GROSS OPERATING RESULT	486,959,359	597,148,681	780,225,015	50,561,650	64,803,782	71,101,766	230,608,177	226,406,522	210,076,719	290,772,526	298,055,223	287,327,500

Depreciation, amortization, and impairment losses	(88,155,103)	(84,379,198)	(140,184,964)	(16,647,907)	(18,093,427)	(23,365,251)	(27,115,088)	(67,594,458)	(32,305,072)	(37,264,422)	(36,572,942)	(36,516,121)

OPERATING INCOME	398,804,256	512,769,483	640,040,051	33,913,743	46,710,355	47,736,515	203,493,089	158,812,064	177,771,647	253,508,104	261,482,281	250,811,379

FINANCIAL RESULT	(47,157,682)	(62,503,182)	(89,797,956)	(24,064,353)	(9,499,131)	(33,772,058)	31,870,959	(20,035,955)	(25,088,330)	(44,412,198)	(35,898,815)	(42,513,775)
Financial income	15,047,206	4,880,575	9,495,037	6,318,260	1,504,063	2,507,846	62,448,962	19,217,791	18,523,222	6,440,538	3,441,874	11,968,380
Financial costs	(57,750,591)	(70,389,036)	(90,931,585)	(20,995,238)	(18,112,699)	(19,226,132)	(49,265,315)	(36,376,407)	(52,183,133)	(50,600,130)	(39,269,219)	(54,646,985)
Gain (loss) for indexed assets and liabilities	(5,369,555)	(2,885,747)	9,009,669	—	—	—	—	—	—	—	—	—
Foreign currency exchange differences	915,258	5,891,026	(17,371,077)	(9,387,375)	7,109,505	(17,053,772)	18,687,312	(2,877,339)	8,571,581	(252,606)	(71,470)	164,830
Gains	16,349,908	12,258,950	28,981,945	4,805,473	19,544,626	2,092,050	27,309,335	27,014,846	39,823,108	370,895	184,162	263,663
Losses	(15,434,650)	(6,367,924)	(46,353,022)	(14,192,848)	(12,435,121)	(19,145,822)	(8,622,023)	(29,892,185)	(31,251,527)	(623,501)	(255,632)	(98,833)

Share of the profit (loss) of associates accounted for using the equity method	8,215,763	811,855	(8,074,214)	—	—	372,988	—	—	—	—	—	—
Negative consolidation difference	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) from other investments	539,283	234,251	(20,722)	498,877	—	—	—	—	—	—	—	(34,772)
Gains (losses) on sale of property, plant, and equipment	478,619	24,894	34,186	—	—	—	—	23,169	25,505	70,187	1,127,732	83,708
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	360,880,239	451,337,301	542,181,345	10,348,267	37,211,224	14,337,445	235,364,048	138,799,278	152,708,822	209,166,093	226,711,198	208,346,540

Income tax	(79,043,325)	(70,628,343)	(76,281,986)	(21,796,346)	(13,781,110)	(5,927,003)	(46,012,835)	(15,507,514)	(28,251,488)	(80,740,375)	(76,639,668)	(69,788,953)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	281,836,914	380,708,958	465,899,359	(11,448,079)	23,430,114	8,410,442	189,351,213	123,291,764	124,457,334	128,425,718	150,071,530	138,557,587
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	281,836,914	380,708,958	465,899,359	(11,448,079)	23,430,114	8,410,442	189,351,213	123,291,764	124,457,334	128,425,718	150,071,530	138,557,587

RESULT FOR THE PERIOD	281,836,914	380,708,958	465,899,359	(11,448,079)	23,430,114	8,410,442	189,351,213	123,291,764	124,457,334	128,425,718	150,071,530	138,557,587
Owners of parent	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—

Line of Business	Generation
Country	Peru			Eliminations			Total
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	239,841,441	211,263,618	213,624,981	(724,906)	(857,568)	(896,628)	2,700,026,218	2,780,604,080	2,708,357,655
Sales	239,031,927	210,800,064	210,576,947	(724,906)	(857,568)	(896,628)	2,681,583,403	2,735,336,937	2,692,140,931
Energy sales	233,663,702	202,614,778	202,852,442	—	—	—	2,587,301,858	2,599,487,673	2,570,529,382
Other sales	—	—	—	—	—	—	10,642,489	15,262,308	6,009,988
Other services rendered	5,368,225	8,185,286	7,724,505	(724,906)	(857,568)	(896,628)	83,639,056	120,586,956	115,601,561

Other operating income	809,514	463,554	3,048,034	—	—	—	18,442,815	45,267,143	16,216,724

RAW MATERIALS AND CONSUMABLES USED	(86,884,090)	(80,240,613)	(72,013,860)	—	—	—	(1,272,985,092)	(1,300,760,188)	(1,058,410,593)
Energy purchases	(13,812,605)	(15,503,346)	(10,670,605)	—	—	—	(272,699,080)	(264,194,654)	(197,058,728)
Fuel consumption	(49,411,567)	(45,498,261)	(40,516,143)	—	—	—	(742,631,157)	(672,030,596)	(580,234,432)
Transport expenses	(16,393,695)	(12,778,594)	(13,693,435)	—	—	—	(210,422,135)	(233,134,592)	(177,886,470)
Other variable supplies and services	(7,266,223)	(6,460,412)	(7,133,677)	—	—	—	(47,232,720)	(131,400,346)	(103,230,963)

CONTRIBUTION MARGIN	152,957,351	131,023,005	141,611,121	(724,906)	(857,568)	(896,628)	1,427,041,126	1,479,843,892	1,649,947,062

Other work performed by entity and capitalized	18,593	—	214,054	—	—	—	6,404,803	688,024	731,901
Employee benefits expense	2,657,451	(6,161,429)	(6,537,925)	—	—	—	(84,624,505)	(76,018,545)	(69,577,977)
Other expenses	(14,254,393)	(16,333,294)	(21,025,750)	724,906	857,568	896,628	(148,540,710)	(109,570,881)	(118,108,486)

GROSS OPERATING RESULT	141,379,002	108,528,282	114,261,500	—	—	—	1,200,280,714	1,294,942,490	1,462,992,500

Depreciation, amortization, and impairment losses	(36,724,390)	(38,208,869)	(38,212,838)	—	—	—	(205,906,910)	(244,848,894)	(270,584,246)

OPERATING INCOME	104,654,612	70,319,413	76,048,662	—	—	—	994,373,804	1,050,093,596	1,192,408,254

FINANCIAL RESULT	(10,596,299)	(14,738,535)	(23,600,707)	(2,173,731)	3,473,802	28,459,148	(96,533,304)	(139,201,816)	(186,313,678)
Financial income	862,313	455,981	1,341,180	(2,146,863)	(1,621,289)	(2,994,499)	88,970,416	27,878,995	40,841,166
Financial costs	(10,794,337)	(15,505,355)	(25,576,058)	2,146,863	1,621,289	2,994,499	(187,258,748)	(178,031,427)	(239,569,394)
Gain (loss) for indexed assets and liabilities	—	—	—	—	—	—	(5,369,555)	(2,885,747)	9,009,669
Foreign currency exchange differences	(664,275)	310,839	634,171	(2,173,731)	3,473,802	28,459,148	7,124,583	13,836,363	3,404,881
Gains	19,821	805,044	635,100	(12,320,110)	(476,265)	—	36,535,322	59,331,363	71,795,866
Losses	(684,096)	(494,205)	(929)	10,146,379	3,950,067	28,459,148	(29,410,739)	(45,495,000)	(68,390,985)

Share of the profit (loss) of associates accounted for using the equity method	—	—	9,935,172	—	—	—	8,215,763	811,855	2,233,946
Negative consolidation difference	—	—	—	—	—	—	—	—	—
Gains (losses) from other investments	—	—	—	—	—	—	1,038,160	234,251	(55,494)
Gains (losses) on sale of property, plant, and equipment	426,771	455,621	(78,969)	—	—	—	975,577	1,631,416	64,430
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	94,485,084	56,036,499	62,304,158	(2,173,731)	3,473,802	28,459,148	908,070,000	913,569,302	1,008,337,458

Income tax	(27,749,046)	(20,936,925)	(21,497,520)	—	—	—	(255,341,927)	(197,493,560)	(201,746,950)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	66,736,038	35,099,574	40,806,638	(2,173,731)	3,473,802	28,459,148	652,728,073	716,075,742	806,590,508
Net income from discontinued operations	—	—	—	—	—	—	—	—	—
NET INCOME	66,736,038	35,099,574	40,806,638	(2,173,731)	3,473,802	28,459,148	652,728,073	716,075,742	806,590,508

RESULT FOR THE PERIOD	66,736,038	35,099,574	40,806,638	(2,173,731)	3,473,802	28,459,148	652,728,073	716,075,742	806,590,508
Owners of parent	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—

b)             Distribution

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
ASSETS
CURRENT ASSETS	193,667,154	308,282,584	84,947,442	110,182,639	424,487,557	404,494,596	239,448,013	255,980,239	73,305,844	76,808,391	(8,446,413)	(698,797)	1,007,409,597	1,155,049,652
Cash and cash equivalents	26,582,727	106,822,082	21,100,767	45,328,399	109,978,438	52,245,576	131,993,716	76,385,965	9,290,173	26,792,493	—	—	298,945,821	307,574,515
Other current financial assets	—	—	—	2,271,690	—	—	25,011	9,868	—	—	—	—	25,011	2,281,558
Other current non-financial assets	2,312,576	1,422,618	1,246,994	1,199,090	27,375,759	22,986,384	5,220,643	371,248	2,636,552	1,209,481	—	—	38,792,524	27,188,821
Trade and other current receivables	152,223,272	185,002,586	54,255,165	52,358,414	254,576,869	315,121,464	92,278,353	93,252,938	56,990,519	44,301,959	—	—	610,324,178	690,037,361
Accounts receivable from other related companies	10,623,831	6,640,662	776,127	379,832	—	209,526	4,247,788	80,257,637	14,453	340,135	(8,446,413)	(698,797)	7,215,786	87,128,995
Inventories	1,924,748	2,136,612	3,138,669	2,261,326	1,252,066	1,307,070	5,682,049	5,702,583	4,357,382	4,153,152	—	—	16,354,914	15,560,743
Current tax assets	—	6,258,024	4,429,720	6,383,888	31,304,425	12,624,576	453	—	16,765	11,171	—	—	35,751,363	25,277,659

Non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT ASSETS	1,116,514,950	1,153,691,583	272,099,510	320,842,717	1,994,823,050	1,889,350,205	960,707,757	885,875,047	434,005,821	356,670,398	—	—	4,778,151,088	4,606,429,950
Other non-current financial assets	25,176	25,582	—	—	—	3,352,698	9,099	8,267	2,792,448	1,825,059	—	—	2,826,723	5,211,606
Other non-current non-financial assets	229,343	550,802	885,726	693,473	79,626,762	69,291,066	—	—	—	—	—	—	80,741,831	70,535,341
Non-current receivables	3,699,470	7,046,330	1,378,682	495,607	251,693,307	165,992,532	10,485,477	5,847,271	—	—	—	—	267,256,936	179,381,740
Non-current accounts receivable from related companies	—	—	—	—	117,946	324,864	—	—	—	—	—	—	117,946	324,864
Investments accounted for using the equity method	503,579,522	546,854,493	31,383	30,151	—	—	76	—	—	—	—	—	503,610,981	546,884,644
Intangible assets other than goodwill	15,263,011	18,189,812	3,473,743	3,203,663	1,374,215,991	1,361,527,584	22,048,463	20,239,478	2,844,862	2,274,071	—	—	1,417,846,070	1,405,434,608
Goodwill	2,240,478	2,240,478	—	—	119,058,905	120,673,559	8,082,994	7,348,467	—	—	—	—	129,382,377	130,262,504
Property, plant, and equipment	583,180,744	561,616,684	266,329,976	298,970,983	20,746,848	20,391,138	882,070,391	783,716,639	428,368,511	352,571,268	—	—	2,180,696,470	2,017,266,712
Investment property	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	8,297,206	17,167,402	—	17,448,840	149,363,291	147,796,764	38,011,257	68,714,925	—	—	—	—	195,671,754	251,127,931

TOTAL ASSETS	1,310,182,104	1,461,974,167	357,046,952	431,025,356	2,419,310,607	2,293,844,801	1,200,155,770	1,141,855,286	507,311,665	433,478,789	(8,446,413)	(698,797)	5,785,560,685	5,761,479,602

Line of Business	Distribution
Country	Chile		Argentina		Brazil		Colombia		Peru		Eliminations		Total
	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
LIABILITIES AND EQUITY
CURRENT LIABILITIES	196,759,945	171,286,364	310,638,397	226,189,613	489,046,971	553,701,924	302,355,437	269,331,660	103,699,413	78,464,053	(8,446,413)	(698,797)	1,394,053,750	1,298,274,817
Other current financial liabilities	26,351	2,668	22,349,209	11,553,138	226,703,734	200,661,330	11,034,446	50,242,207	32,046,376	22,404,747	—	—	292,160,116	284,864,090
Trade and other current payables	137,937,525	86,947,700	235,366,718	159,903,785	183,352,939	283,132,512	172,660,428	155,442,693	44,810,969	29,240,966	—	—	774,128,579	714,667,656
Accounts payable to related companies	23,267,428	63,921,986	2,249,562	2,212,567	20,937,120	30,669,756	76,706,628	34,172,478	11,369,623	11,517,749	(8,446,413)	(698,797)	126,083,948	141,795,739
Other short-term provisions	9,088,010	6,792,229	21,423,408	28,780,910	6,801,936	6,153,804	—	1,476,148	5,913,838	8,275,793	—	—	43,227,192	51,478,884
Current tax liabilities	25,872,525	10,039,050	7,016,288	7,526,565	36,202,808	28,902,744	36,114,100	24,090,490	5,730,192	4,950,637	—	—	110,935,913	75,509,486
Current provisions for employee benefits	—	1,284,614	—	591,831	—	—	—	813,663	—	—	—	—	—	2,690,108
Other current non-financial liabilities	568,106	2,298,117	22,233,212	15,620,817	15,048,434	4,181,778	5,839,835	3,093,981	3,828,415	2,074,161	—	—	47,518,002	27,268,854

Liabilities associated with non-current assets classified as held for sale and discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NON-CURRENT LIABILITIES	52,473,555	196,967,970	41,497,104	40,238,648	870,301,120	711,221,766	397,178,370	392,279,990	210,609,245	205,177,295	—	—	1,572,059,394	1,545,885,669
Other non-current financial liabilities	—	—	25,941,484	17,330,002	478,627,090	388,961,190	295,721,421	277,085,017	152,604,148	147,659,078	—	—	952,894,143	831,035,287
Other non-current payables	—	—	905,643	325,183	13,155,174	23,055,474	—	—	—	—	—	—	14,060,817	23,380,657
Accounts payable to related companies	—	146,500,704	—	—	—	1,430,022	—	—	—	—	—	—	—	147,930,726
Other long-term provisions	7,618,844	7,367,197	9,239,778	11,451,261	160,166,774	137,660,556	4,445,966	1,849,383	165,531	155,729	—	—	181,636,893	158,484,126
Deferred tax liabilities	22,742,572	24,272,266	—	9,731,475	63,153,516	57,124,740	19,717,371	52,263,418	56,914,980	57,086,045	—	—	162,528,439	200,477,944
Non-current provisions for employee benefits	17,289,987	15,763,453	5,410,199	1,400,727	149,352,163	102,989,784	62,774,313	61,082,172	—	—	—	—	234,826,662	181,236,136
Other non-current non-financial liabilities	4,822,152	3,064,350	—	—	5,846,403	—	14,519,299	—	924,586	276,443	—	—	26,112,440	3,340,793

EQUITY	1,060,948,604	1,093,719,833	4,911,451	164,597,095	1,059,962,516	1,028,921,111	500,621,963	480,243,636	193,003,007	149,837,441	—	—	2,819,447,541	2,917,319,116
Equity attributable to owners of parent	1,060,948,604	1,093,719,833	4,911,451	164,597,095	1,059,962,516	1,028,921,111	500,621,963	480,243,636	193,003,007	149,837,441	—	—	2,819,447,541	2,917,319,116
Issued capital	368,494,984	368,494,984	135,477,599	135,477,599	466,167,408	547,861,028	7,905,014	3,934,010	32,841,625	32,841,625	—	—	1,010,886,630	1,088,609,246
Retained earnings	978,146,893	998,431,191	(92,338,025)	66,482,841	72,309,174	104,634,235	(2,694,357)	123,200,147	1,623,660	25,300,513	—	—	957,047,345	1,318,048,927
Share premium	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other equity interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other reserves	(285,693,273)	(273,206,342)	(38,228,123)	(37,363,345)	521,485,934	376,425,848	495,411,306	353,109,479	158,537,722	91,695,303	—	—	851,513,566	510,660,943

Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL LIABILITIES AND EQUITY	1,310,182,104	1,461,974,167	357,046,952	431,025,356	2,419,310,607	2,293,844,801	1,200,155,770	1,141,855,286	507,311,665	433,478,789	(8,446,413)	(698,797)	5,785,560,685	5,761,479,602

Line of Business	Distribution
Country	Chile			Argentina			Brazil			Colombia
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	1,046,190,998	1,016,997,495	1,089,515,077	279,724,815	295,538,314	327,087,549	1,976,715,786	1,987,041,550	1,780,335,633	815,486,660	785,889,588	741,167,816
Sales	1,035,360,191	1,003,001,004	1,066,239,632	271,566,142	287,867,341	318,293,459	1,784,693,095	1,717,875,184	1,536,790,709	783,614,400	757,935,491	684,930,692
Energy sales	936,062,746	900,798,434	1,007,550,579	251,678,813	268,829,105	297,441,695	1,661,700,350	1,648,205,624	1,473,905,923	677,266,087	657,681,311	585,665,734
Other sales	6,051,771	7,166,927	10,418,293	—	—	—	—	—	—	2,293,979	2,035,272	1,999,965
Other services rendered	93,245,674	95,035,643	48,270,760	19,887,329	19,038,236	20,851,764	122,992,745	69,669,560	62,884,786	104,054,334	98,218,908	97,264,993

Other operating income	10,830,807	13,996,491	23,275,445	8,158,673	7,670,973	8,794,090	192,022,691	269,166,366	243,544,924	31,872,260	27,954,097	56,237,124

RAW MATERIALS AND CONSUMABLES USED	(803,854,371)	(788,044,087)	(845,396,679)	(141,879,982)	(142,565,611)	(153,916,681)	(1,297,135,167)	(1,310,974,462)	(1,109,711,167)	(451,191,503)	(426,625,508)	(393,206,055)
Energy purchases	(728,175,203)	(718,972,828)	(815,863,794)	(139,846,898)	(139,626,236)	(150,780,462)	(704,848,626)	(644,017,840)	(544,826,586)	(338,121,156)	(317,529,068)	(275,176,733)
Fuel consumption	—	—	—	—	—	—	—	—	—	—	—	—
Transport expenses	(52,701,930)	(45,459,555)	—	(978,324)	(1,239,345)	(1,522,314)	(92,384,968)	(88,561,822)	(77,941,315)	(82,215,432)	(81,668,944)	(79,476,600)
Other variable supplies and services	(22,977,238)	(23,611,704)	(29,532,885)	(1,054,760)	(1,700,030)	(1,613,905)	(499,901,573)	(578,394,800)	(486,943,266)	(30,854,915)	(27,427,496)	(38,552,722)

CONTRIBUTION MARGIN	242,336,627	228,953,408	244,118,398	137,844,833	152,972,703	173,170,868	679,580,619	676,067,088	670,624,466	364,295,157	359,264,080	347,961,761

Other work performed by entity and capitalized	2,776,876	2,524,049	2,666,652	12,146,533	8,296,765	8,057,055	17,886,043	18,128,254	17,007,228	4,309,814	3,734,991	2,485,358
Employee benefits expense	(29,792,819)	(24,818,903)	(24,641,080)	(87,034,352)	(63,168,597)	(66,048,079)	(92,462,436)	(86,726,523)	(84,491,569)	(33,383,134)	(30,266,521)	(29,972,265)
Other expenses	(60,852,918)	(64,729,067)	(64,826,993)	(78,690,268)	(77,589,301)	(64,218,481)	(146,412,225)	(144,659,664)	(153,761,807)	(85,303,430)	(61,109,969)	(60,815,070)

GROSS OPERATING RESULT	154,467,766	141,929,487	157,316,977	(15,733,254)	20,511,570	50,961,363	458,592,001	462,809,155	449,378,318	249,918,407	271,622,581	259,659,784

Depreciation, amortization, and impairment losses	(34,783,079)	(30,162,735)	(28,284,945)	(121,436,654)	(16,567,619)	(19,085,702)	(103,946,132)	(158,955,424)	(111,178,295)	(64,456,300)	(64,400,224)	(59,775,278)

OPERATING INCOME	119,684,687	111,766,752	129,032,032	(137,169,908)	3,943,951	31,875,661	354,645,869	303,853,731	338,200,023	185,462,107	207,222,357	199,884,506

FINANCIAL RESULT	10,648,013	2,470,113	2,906,811	(7,990,001)	(6,198,811)	(5,626,845)	(72,935,412)	(54,257,621)	(57,393,403)	(31,913,547)	(26,452,173)	(29,268,297)
Financial income	15,874,126	10,576,373	14,891,938	6,538,668	9,324,258	6,866,221	97,925,921	101,888,814	83,232,583	5,531,446	9,289,334	9,885,040
Financial costs	(4,383,448)	(8,048,514)	(17,384,760)	(15,352,367)	(16,070,345)	(12,048,619)	(171,235,373)	(155,096,284)	(145,101,661)	(37,469,524)	(35,637,190)	(39,051,936)
Gain (loss) for indexed assets and liabilities	42,067	153,805	458,162	—	—	—	—	—	—	—	—	—
Foreign currency exchange differences	(884,732)	(211,551)	4,941,471	823,698	547,276	(444,447)	374,040	(1,050,151)	4,475,675	24,531	(104,317)	(101,401)
Gains	798,025	2,679,429	8,283,203	1,121,128	617,720	1,287,472	2,081,506	3,249,786	6,419,927	328,173	604,900	1,561,581
Losses	(1,682,757)	(2,890,980)	(3,341,732)	(297,430)	(70,444)	(1,731,919)	(1,707,466)	(4,299,937)	(1,944,252)	(303,642)	(709,217)	(1,662,982)

Share of the profit (loss) of associates accounted for using the equity method	—	—	82,756,621	468	911	1,633	—	—	—	—	—	—
Negative consolidation difference	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) from other investments	—	—	82,850	—	—	—	—	—	—	70	—	—
Gains (losses) on sale of property, plant, and equipment	(4,305)	(3,349)	12,050,737	—	—	—	—	—	250,284	(301,065)	1,389,720	12,755,736
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	130,328,395	114,233,516	226,829,051	(145,159,441)	(2,253,949)	26,250,449	281,710,457	249,596,110	281,056,904	153,247,565	182,159,904	183,371,945

Income tax	(33,614,812)	(23,402,198)	(21,064,399)	(12,248,134)	635,038	(9,357,145)	(75,932,075)	(43,566,137)	(72,619,778)	(62,216,531)	(56,459,150)	(56,364,261)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	96,713,583	90,831,318	205,764,652	(157,407,575)	(1,618,911)	16,893,304	205,778,382	206,029,973	208,437,126	91,031,034	125,700,754	127,007,684
Net income from discontinued operations	—	—	—	—	—	—	—	—	—	—	—	—
NET INCOME	96,713,583	90,831,318	205,764,652	(157,407,575)	(1,618,911)	16,893,304	205,778,382	206,029,973	208,437,126	91,031,034	125,700,754	127,007,684

RESULT FOR THE PERIOD	96,713,583	90,831,318	205,764,652	(157,407,575)	(1,618,911)	16,893,304	205,778,382	206,029,973	208,437,126	91,031,034	125,700,754	127,007,684
Owners of parent	—	—	—	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—

Line of Business	Distribution
Country	Peru			Eliminations			Total
	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009	12-31-2011	12-31-2010	12-31-2009
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
STATEMENT OF COMPREHENSIVE INCOME
REVENUES	329,309,210	307,158,970	302,295,127	—	—	—	4,447,427,469	4,392,625,917	4,240,401,202
Sales	311,980,876	286,654,227	286,037,460	—	—	—	4,187,214,704	4,053,333,247	3,892,291,952
Energy sales	303,303,904	279,239,525	278,264,824	—	—	—	3,830,011,900	3,754,753,999	3,642,828,755
Other sales	45,957	18,571	13,193	—	—	—	8,391,707	9,220,770	12,431,451
Other services rendered	8,631,015	7,396,131	7,759,443	—	—	—	348,811,097	289,358,478	237,031,746

Other operating income	17,328,334	20,504,743	16,257,667	—	—	—	260,212,765	339,292,670	348,109,250

RAW MATERIALS AND CONSUMABLES USED	(210,904,949)	(193,646,086)	(185,706,532)	—	—	—	(2,904,965,972)	(2,861,855,754)	(2,687,937,114)
Energy purchases	(188,535,528)	(168,095,978)	(171,745,296)	—	—	—	(2,099,527,411)	(1,988,241,950)	(1,958,392,871)
Fuel consumption	—	—	—	—	—	—	—	—	—
Transport expenses	(1,052)	—	—	—	—	—	(228,281,706)	(216,929,666)	(158,940,229)
Other variable supplies and services	(22,368,369)	(25,550,108)	(13,961,236)	—	—	—	(577,156,855)	(656,684,138)	(570,604,014)

CONTRIBUTION MARGIN	118,404,261	113,512,884	116,588,595	—	—	—	1,542,461,497	1,530,770,163	1,552,464,088

Other work performed by entity and capitalized	2,211,736	2,058,678	2,782,325	—	—	—	39,331,002	34,742,737	32,998,618
Employee benefits expense	(9,745,039)	(10,830,327)	(11,469,891)	—	—	—	(252,417,780)	(215,810,871)	(216,622,884)
Other expenses	(18,518,662)	(18,333,017)	(24,143,832)	—	—	—	(389,777,503)	(366,421,018)	(367,766,183)

GROSS OPERATING RESULT	92,352,296	86,408,218	83,757,197	—	—	—	939,597,216	983,281,011	1,001,073,639

Depreciation, amortization, and impairment losses	(22,452,740)	(21,459,798)	(21,332,334)	—	—	—	(347,074,905)	(291,545,800)	(239,656,554)

OPERATING INCOME	69,899,556	64,948,420	62,424,863	—	—	—	592,522,311	691,735,211	761,417,085

FINANCIAL RESULT	(12,080,615)	(10,893,433)	(10,414,860)	60,038	700,563	—	(114,211,524)	(94,631,362)	(99,796,594)
Financial income	1,846,358	1,612,612	2,245,332	—	—	—	127,716,519	132,691,391	117,121,114
Financial costs	(14,114,310)	(12,538,319)	(12,867,928)	—	—	—	(242,555,022)	(227,390,652)	(226,454,904)
Gain (loss) for indexed assets and liabilities	—	—	—	—	—	—	42,067	153,805	458,162
Foreign currency exchange differences	187,337	32,274	207,736	60,038	700,563	—	584,912	(85,906)	9,079,034
Gains	562,888	308,495	1,032,549	60,038	(204,474)	—	4,951,758	7,255,856	18,584,732
Losses	(375,551)	(276,221)	(824,813)	—	905,037	—	(4,366,846)	(7,341,762)	(9,505,698)

Share of the profit (loss) of associates accounted for using the equity method	—	—	—	—	—	—	468	911	82,758,254
Negative consolidation difference	—	—	—	—	—	—	—	—	—
Gains (losses) from other investments	—	—	—	—	—	—	70	—	82,850
Gains (losses) on sale of property, plant, and equipment	(8,420)	(21,095)	(117,804)	—	—	—	(313,790)	1,365,276	24,938,953
Other expenses distinct from operating expenses	—	—	—	—	—	—	—	—	—

NET INCOME BEFORE TAX	57,810,521	54,033,892	51,892,199	60,038	700,563	—	477,997,535	598,470,036	769,400,548

Income tax	(16,517,066)	(18,808,290)	(18,796,395)	—	—	—	(200,528,618)	(141,600,737)	(178,201,978)

NET INCOME AFTER TAX FROM CONTINUING OPERATIONS	41,293,455	35,225,602	33,095,804	60,038	700,563	—	277,468,917	456,869,299	591,198,570
Net income from discontinued operations	—	—	—	—	—	—	—	—	—
NET INCOME	41,293,455	35,225,602	33,095,804	60,038	700,563	—	277,468,917	456,869,299	591,198,570

RESULT FOR THE PERIOD	41,293,455	35,225,602	33,095,804	60,038	700,563	—	277,468,917	456,869,299	591,198,570
Owners of parent	—	—	—	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—	—	—	—

34.       THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS

34.1              Direct guarantees

							Balance pending
	Debtor			Assets Committed			at December 31,			Guarantees Released
						Accounting
Creditor of Guarantee	Name	Relationship	Type of Guarantee	Type	Currency	Value	Currency	2011	2010	2012	Assets	2013	Assets	2014	Assets
Soc. de Energía de la República Argentina	Endesa Argentina Endesa Costanera	Creditor	Pledge	Shares	ThCh$	—	ThCh$	—	963,655	—	—	—	—	—	—
Mitsubishi	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	42,351,337	ThCh$	73,262,031	66,236,055	—	—	—	—	—	—
Credit Suisse First Boston	Endesa Costanera	Creditor	Pledge	Combined cycle	ThCh$	11,313,893	ThCh$	5,192,000	4,011,514	—	—	—	—	—	—
Various creditors	Edegel	Creditor	Pledge	Real estate and equipment	ThCh$	100,476,362	ThCh$	7,127,904	13,008,383	—	—	—	—	—	—
Scotiabank	Chinango	Creditor	Pledge	Collection flows	ThCh$	22,694,232	ThCh$	16,095,200	—	—	—	—	—	—	—
Banco Santander (Guarantee agent)	G.N.L. Quintero	Investee	Pledge	Shares	ThCh$	—	ThCh$	109,265,974	94,071,116	—	—	—	—	—	—
Deutsche Bank (*) / Santander Benelux	Enersis	Creditor	Deposit account	Deposit account	ThCh$	20,793,960	ThCh$	55,264,828	62,720,234	—	—	—	—	—	—
Various creditors	Ampla	Creditor	Pledge on collection and others		ThCh$	10,646,394	ThCh$	140,483,626	84,993,209	—	—	—	—	—	—
Various creditors	Coelce	Creditor	Pledge on collection and others		ThCh$	16,453,910	ThCh$	99,126,606	102,571,290	—	—	—	—	—	—
International Finance Corporation	CGT Fortaleza	Creditor	Mortgage and pledge	Real estate and equipment	ThCh$	174,703,123	ThCh$	38,087,401	17,867,290	—	—	—	—	—	—

As of December 31, 2011, Enersis had commitments for future purchases of energy amounting to ThCh$ 29,249,750,127 (ThCh$ 26,115,482,639 as of December 31, 2010).

34.2              Indirect guarantees

						Balance Pending
Creditor	Debtor		Assets Committed			at December 31,			Guarantee Released
of			Type of		Book
Guarantee	Name	Relation	Guarantee	Currency	Value	Currency	2011	2010	2012	Assets	2013	Assets	2014	2015
Bank credit bill	CIEN	Subsidiary	Guarantee	ThCh$	55,410,663	ThCh$	55,410,663	140,797,232	—	—	—	—	—	—
Bonds and bank borrowings	Chinango	Subsidiary	Guarantee	ThCh$	21,553,733	ThCh$	21,553,733	34,817,262	—	—	—	—	—	—

34.3              Other information

Our Argentine subsidiary, Endesa Costanera, is experiencing a deficit in its working capital, as it is under pressure from the difficulties it is having in obtaining rate adjustments that reflect actual generation costs, a situation that is creating difficulties in the company’s short-term financial equilibrium. Endesa Costanera hopes to revert the current situation through a favorable resolution of the requests it has made to the Argentine Government. This company does not represent a significant equity risk for the Group.

35.                     PERSONNEL FIGURES

Enersis personnel, including that of subsidiaries and jointly-controlled companies in the five Latin American countries where the Group is present, is distributed as follows as of December 31, 2011 and December 31, 2010:

	12-31-2011
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total	Average for the Period (*)
Chile	94	1,963	340	2,397	2,522
Argentina	43	2,401	883	3,327	3,242
Brazil	40	2,414	310	2,764	2,780
Peru	20	624	153	797	854
Colombia	27	1,517	55	1,599	1,641
Total	224	8,919	1,741	10,884	11,039

(*) Includes average staff at Cam and Synapsis up to the time they were sold, See Note 2,4,1 and Note 11.

	12-31-2010
Country	Managers and Main Executives	Professionals and Technicians	Workers and Others	Total (**)	Average for the Period
Chile	106	2,397	546	3,049	3,152
Argentina	33	2,276	850	3,159	3,115
Brazil	45	2,514	387	2,946	2,940
Peru	18	944	177	1,139	1,131
Colombia	27	1,819	125	1,971	1,923
Total	229	9,950	2,085	12,264	12,261

(**)                  Includes 387 employees from Synapsis and 1,313 from CAM. See Note 2.4.1 and Note 11.

36.                     SUBSEQUENT EVENTS

No significant events have occurred between December 31, 2011 and date of issuance of these financial statements that could materially affect the presentation of the financial statements.

37.       ENVIRONMENT

Environmental expenses as of December 31, 2011, 2010, and 2009 are as follows:

Company Incurring the Cost	Project	12-31-2011 ThCh$	12-31-2010 ThCh$	12-31-2009 ThCh$

Endesa Chile S.A.	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS) and thermoelectric power stations.	—	—	2,416,053
GasAtacama S.A.	Environmental monitoring (air quality, marine monitoring, etc.).	72,711	72,984	65,481
Centrales Hidroeléctricas de Aysén S.A.	Expenses in education and tourism.	455,617	294,327	116,820
Empresa Eléctrica Pehuenche S.A.	Environmental expenses.	—	—	57,394
Chinango S.A.C.	Air and climate protection, waste water management, soil and water recovery, noise and vibration reduction, biodiversity and landscape protection.	211,544	—	—
Edegel S.A.A.	Environmental monitoring, waste management, mitigation and restoration.	336,435	444,983	667,059
Codensa S.A. E.S.P.	Environmental management of PCB transformers.	71,667	69,820	53,926
Companhia Energética do Ceará	Environmental monitoring, waste management, ISO 14,001 audit, environmental education.	—	4,344	212,166
Ampla Energia e Servicos S.A.	Environmental license and environmental management equipment.	—	17,377	8,688
Empresa Distribuidora Sur S.A.	Final disposal of waste and contaminants.	56,185	10,287	151,563
Companía de Interconexión Energética S.A.	Environmental compensation, improvements to facilities and environmental control, implementation of landscaping project.	—	—	11,491
Centrais Elétricas Cachoeira Dourada S.A.	Repopulating of deposit sites.	—	—	50,449
Central Geradora Termeléctrica Fortaleza S.A.	Purchase of environmental monitoring equipment.	—	—	25,505
Compañía de Transmisión del Mercosur S.A.	ISO 14,001 Audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update.	15,100	13,412	10,837
Transportadora de Energía S.A.	ISO 14,001 Audit and ENRE 57/2003 Resolution (Public Safety), environmental monitoring, and environmental standards update.	16,387	14,714	11,579

Total		1,235,646	942,248	3,859,011

38.       SUMMARIZED FINANCIAL INFORMATION OF PRINCIPAL SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES

As of December 31, 2011 and 2010, the summarized financial information of our principal subsidiaries and jointly controlled entities under IFRS is as follows:

	12-31-2011
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	193,667,154	1,116,514,950	1,310,182,104	(196,759,945)	(52,473,555)	(249,233,500)	1,035,360,191	(924,569,246)	110,790,945
Synapsis Soluciones y Servicios IT Ltda.	Consolidated	—	—	—	—	—	—	6,690,708	(6,561,185)	129,523
Inmobiliaria Manso de Velasco Ltda.	Consolidated	30,451,690	36,347,961	66,799,651	(3,801,501)	(675,754)	(4,477,255)	7,741,781	(1,479,399)	6,262,382
Compañía Americana de Multiservicios de Chile S.A.	Consolidated	—	—	—	—	—	—	15,582,078	(16,890,062)	(1,307,984)
ICT Servicios Informáticos Ltda.	Separate	3,386,984	296,193	3,683,177	(2,119,237)	(557,313)	(2,676,550)	5,897,820	(5,282,766)	615,054
Inversiones Distrilima S.A.	Separate	73,612	53,558,686	53,632,298	(8,288)	—	(8,288)	12,106,048	(4,386)	12,101,662
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	73,237,435	434,005,821	507,243,256	(103,696,328)	(210,609,245)	(314,305,573)	311,980,876	(270,687,421)	41,293,455
Empresa Nacional de Electricidad S.A.	Separate	723,937,172	3,238,686,083	3,962,623,255	(488,951,209)	(1,087,287,205)	(1,576,238,414)	1,184,084,739	(812,433,884)	371,650,855
Endesa Eco S.A.	Separate	5,437,267	135,146,612	140,583,879	(139,297,158)	(8,360,757)	(147,657,915)	14,315,105	(11,047,198)	3,267,907
Empresa Eléctrica Pehuenche S.A.	Separate	56,656,641	234,597,856	291,254,497	(77,321,477)	(39,046,758)	(116,368,235)	195,003,413	(78,664,231)	116,339,182
Compañía Eléctrica San Isidro S.A.	Separate	68,408,746	77,242,199	145,650,945	(71,972,413)	(9,267,849)	(81,240,262)	243,562,829	(199,292,302)	44,270,527
Empresa Eléctrica Pangue S.A.	Separate	34,480,062	131,950,788	166,430,850	(44,091,140)	(13,223,971)	(57,315,111)	119,050,275	(40,689,183)	78,361,092
Compañía Eléctrica Tarapacá S.A.	Separate	33,507,950	78,813,461	112,321,411	(15,031,457)	(5,726,043)	(20,757,500)	39,522,009	(38,375,668)	1,146,341
Inversiones Endesa Norte S.A.	Separate	41	25,157,716	25,157,757	(3,641,034)	—	(3,641,034)	—	(270,529)	(270,529)
Inversiones GasAtacama Holding Ltda.	Separate	46,551,925	157,376,178	203,928,103	(38,726,488)	(22,904,207)	(61,630,695)	130,444,784	(112,562,946)	17,881,838
Soc. Concesionaria Túnel El Melón S.A.	Separate	29,481,896	15,071,789	44,553,685	(5,430,649)	(11,437,055)	(16,867,704)	7,687,068	(2,664,769)	5,022,299
Endesa Argentina S.A.	Separate	8,573,370	34,592,709	43,166,079	(103,684)	—	(103,684)	—	453,345	453,345
Endesa Costanera S.A.	Separate	58,093,676	141,156,445	199,250,121	(160,504,466)	(61,581,301)	(222,085,767)	341,636,333	(364,229,923)	(22,593,590)
Hidroeléctrica El Chocón S.A.	Separate	27,754,942	161,753,755	189,508,697	(24,739,392)	(69,116,012)	(93,855,404)	48,326,998	(36,168,754)	12,158,244
Emgesa S.A. E.S.P.	Separate	239,044,005	1,393,219,292	1,632,263,297	(220,413,976)	(530,859,723)	(751,273,699)	496,479,981	(368,041,227)	128,438,754
Generandes Perú S.A.	Separate	162,255	208,237,040	208,399,295	(9,633)	—	(9,633)	22,317,674	(180,671)	22,137,003
Edegel S.A.A.	Separate	70,142,623	709,616,464	779,759,087	(60,257,964)	(275,273,113)	(335,531,077)	214,815,328	(140,762,791)	74,052,537
Chinango S.A.C.	Separate	11,140,497	112,163,451	123,303,948	(22,972,028)	(42,065,340)	(65,037,368)	25,943,033	(17,770,892)	8,172,141
Centrales Hidroeléctricas de Aysén S.A.	Separate	5,227,686	59,098,190	64,325,876	(3,747,698)	(527,981)	(4,275,679)	—	(2,379,074)	(2,379,074)
Endesa Brasil S.A.	Separate	144,245,706	1,071,816,109	1,216,061,815	(5,924,851)	(2,225)	(5,927,076)	160,755,284	10,670,289	171,425,573
Central Geradora Termeléctrica Fortaleza S.A.	Separate	85,453,417	162,710,126	248,163,543	(40,948,473)	(38,033,756)	(78,982,229)	127,130,032	(86,764,813)	40,365,219
Centrais Elétricas Cachoeira Dourada S.A.	Separate	118,123,679	144,987,597	263,111,276	(29,508,803)	(4,697,541)	(34,206,344)	126,646,148	(12,834,467)	113,811,681
Compañía de Interconexión Energética S.A.	Separate	25,533,963	292,499,911	318,033,874	(151,994,548)	(16,143,887)	(168,138,435)	54,757,129	(18,519,083)	36,238,046
Compañía de Transmisión del Mercosur S.A.	Separate	18,236,701	3,922,642	22,159,343	(3,751,001)	(15,927,509)	(19,678,510)	2,682,140	(2,906,410)	(224,270)
Companhia Energética do Ceará	Separate	202,961,217	773,140,433	976,101,650	(194,185,629)	(311,700,107)	(505,885,736)	805,668,597	(669,295,646)	136,372,951
EN-Brasil Comércio e Serviços S.A.	Separate	2,449,053	115,999	2,565,052	(1,071,810)	(38,388)	(1,110,198)	5,839,550	(4,878,723)	960,827
Ampla Energia e Serviços S.A.	Separate	215,407,325	1,102,615,089	1,318,022,414	(293,476,867)	(548,590,886)	(842,067,753)	979,024,498	(909,619,067)	69,405,431
Ampla Investimentos e Serviços S.A.	Separate	1,507,987	138,395,284	139,903,271	(51,994,249)	—	(51,994,249)	—	16,979,113	16,979,113
Codensa S.A. E.S.P.	Separate	1,669	46,733	48,402	(1,029,247)	—	(1,029,247)	—	(1,063,733)	(1,063,733)
Inversora Codensa S.A.S.	Separate	233,090,499	934,300,085	1,167,390,584	(294,852,363)	(379,922,653)	(674,775,016)	751,734,951	(663,876,013)	87,858,938
Empresa de Energía de Cundinamarca S.A.	Separate	1,076	76	1,152	(2)	(33)	(35)	—	—	—
Empresa Distribuidora Sur S.A.	Separate	9,578,051	54,738,504	64,316,555	(10,724,651)	(17,255,717)	(27,980,368)	33,225,646	(30,053,506)	3,172,140

	12-31-2010
	Type of Financial Statements	Current Assets ThCh$	Non-current Assets ThCh$	Total Assets ThCh$	Current Liabilities ThCh$	Non-current liabilities ThCh$	Total Liabilities ThCh$	Revenue ThCh$	Costs ThCh$	Profit (Loss) ThCh$
Chilectra S.A.	Consolidated	308,282,584	1,153,691,583	1,461,974,167	(171,286,364)	(196,967,970)	(368,254,334)	1,003,001,004	(852,052,652)	150,948,352
Synapsis Soluciones y Servicios IT Ltda.	Consolidated	27,547,119	10,385,607	37,932,726	(15,618,790)	(1,915,098)	(17,533,888)	66,028,200	(70,214,530)	(4,186,330)
Inmobiliaria Manso de Velasco Ltda.	Consolidated	32,323,759	35,782,164	68,105,923	(3,422,178)	(1,623,485)	(5,045,663)	10,546,195	(2,729,975)	7,816,220
Compañía Americana de Multiservicios de Chile S.A.	Consolidated	71,769,555	25,904,845	97,674,400	(45,136,731)	(6,707,851)	(51,844,582)	131,410,554	(133,224,067)	(1,813,513)
ICT Servicios Informáticos Ltda.	Separate	4,077,868	233,684	4,311,552	(3,372,931)	(456,919)	(3,829,850)	2,174,853	(2,193,935)	(19,082)
Inversiones Distrilima S.A.	Separate	368,480	46,340,936	46,709,416	(3,835)	—	(3,835)	11,116,825	(18,031)	11,098,794
Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Separate	76,439,911	356,670,398	433,110,309	(78,460,218)	(205,177,295)	(283,637,513)	286,654,227	(251,428,625)	35,225,602
Empresa Nacional de Electricidad S.A.	Separate	693,166,827	3,171,595,808	3,864,762,635	(464,147,067)	(1,057,670,971)	(1,521,818,038)	1,173,423,692	(654,190,040)	519,233,652
Endesa Eco S.A.	Separate	6,327,207	138,782,297	145,109,504	(137,123,791)	(20,442,170)	(157,565,961)	13,515,877	(16,056,170)	(2,540,293)
Empresa Eléctrica Pehuenche S.A.	Separate	54,209,408	242,417,018	296,626,426	(60,865,292)	(41,020,747)	(101,886,039)	234,534,178	(57,265,757)	177,268,421
Compañía Eléctrica San Isidro S.A.	Separate	43,642,004	81,215,943	124,857,947	(55,987,180)	(11,948,576)	(67,935,756)	167,998,478	(154,961,416)	13,037,062
Empresa Eléctrica Pangue S.A.	Separate	26,348,540	135,422,607	161,771,147	(48,954,765)	(13,940,056)	(62,894,821)	99,324,285	(35,590,926)	63,733,359
Compañía Eléctrica Tarapacá S.A.	Separate	28,342,554	77,234,443	105,576,997	(7,312,647)	(7,839,404)	(15,152,051)	45,280,244	(41,788,042)	3,492,202
Inversiones Endesa Norte S.A.	Separate	—	25,157,716	25,157,716	(3,370,464)	—	(3,370,464)	—	(146,130)	(146,130)
Inversiones GasAtacama Holding Ltda.	Separate	55,742,095	145,984,024	201,726,119	(69,155,266)	(21,720,110)	(90,875,376)	167,160,648	(147,165,903)	19,994,745
Soc. Concesionaria Túnel El Melón S.A.	Separate	21,178,870	17,552,855	38,731,725	(2,391,836)	(13,674,875)	(16,066,711)	6,701,752	(2,364,828)	4,336,924
Endesa Argentina S.A.	Separate	7,852,572	33,753,943	41,606,515	(44,284)	—	(44,284)	5,641,118	151,175	5,792,293
Endesa Costanera S.A.	Separate	45,572,669	128,841,292	174,413,961	(107,230,903)	(65,903,875)	(173,134,778)	288,534,151	(290,157,746)	(1,623,595)
Hidroeléctrica El Chocón S.A.	Separate	18,399,302	144,894,940	163,294,242	(43,781,981)	(38,683,634)	(82,465,615)	57,172,784	(32,791,612)	24,381,172
Emgesa S.A. E.S.P.	Separate	154,997,283	1,203,713,202	1,358,710,485	(286,630,051)	(356,958,221)	(643,588,272)	507,137,563	(357,040,190)	150,097,373
Generandes Perú S.A.	Separate	54,688	180,174,348	180,229,036	(21,008)	—	(21,008)	21,122,454	(214,017)	20,908,437
Edegel S.A.A.	Separate	44,851,844	643,944,854	688,796,698	(40,685,019)	(282,540,573)	(323,225,592)	188,755,959	(152,380,933)	36,375,026
Chinango S.A.C.	Separate	5,717,609	98,861,331	104,578,940	(21,081,723)	(49,460,678)	(70,542,401)	23,636,752	(19,685,636)	3,951,116
Centrales Hidroeléctricas de Aysén S.A.	Separate	3,880,921	50,729,673	54,610,594	(3,904,367)	(327,633)	(4,232,000)	—	(3,665,300)	(3,665,300)
Endesa Brasil S.A.	Separate	269,141,082	1,085,178,300	1,354,319,382	(58,046,034)	—	(58,046,034)	200,739,840	6,041,979	206,781,819
Central Geradora Termeléctrica Fortaleza S.A.	Separate	67,892,629	162,438,204	230,330,833	(32,581,434)	(39,966,450)	(72,547,884)	142,546,333	(93,304,291)	49,242,042
Centrais Elétricas Cachoeira Dourada S.A.	Separate	94,488,048	134,422,068	228,910,116	(13,765,546)	(7,521,222)	(21,286,768)	115,662,684	(40,215,273)	75,447,411
Compañía de Interconexión Energética S.A.	Separate	44,440,944	317,628,162	362,069,106	(136,593,186)	(108,949,008)	(245,542,194)	93,177,151	(94,574,840)	(1,397,689)
Compañía de Transmisión del Mercosur S.A.	Separate	14,503,105	3,826,350	18,329,455	(449,321)	(15,233,324)	(15,682,645)	2,983,647	(2,420,226)	563,421
Compañía Energética do Ceará	Separate	177,267,456	737,234,010	914,501,466	(244,318,033)	(226,036,818)	(470,354,851)	788,759,176	(634,806,589)	153,952,587
EN-Brasil Comércio e Serviços S.A.	Separate	1,033,812	54,708	1,088,520	(489,835)	—	(489,835)	1,879,321	(1,267,362)	611,959
Ampla Energia e Serviços S.A.	Separate	218,527,158	1,031,433,894	1,249,961,052	(307,918,902)	(481,355,952)	(789,274,854)	929,116,008	(877,038,622)	52,077,386
Ampla Investimentos e Serviços S.A.	Separate	1,579,764	136,771,841	138,351,605	(60,967,554)	—	(60,967,554)	—	22,325,366	22,325,366
Codensa S.A. E.S.P.	Separate	251,294,158	865,089,733	1,116,383,891	(262,861,871)	(377,891,111)	(640,752,982)	723,345,987	(599,569,993)	123,775,994
Empresa de Energía de Cundinamarca S.A.	Separate	10,831,321	46,553,360	57,384,681	(12,615,030)	(14,388,879)	(27,003,909)	36,621,778	(31,864,753)	4,757,025
Empresa Distribuidora Sur S.A.	Separate	110,182,639	320,842,717	431,025,356	(226,189,613)	(40,238,648)	(266,428,261)	287,867,341	(289,486,252)	(1,618,911)

APPENDIX No. 1 ENERSIS GROUP COMPANIES:

This appendix is part of Note 2.4 “Subsidiaries and jointly-controlled entities.”

It presents the Group’s ownership interest in each company.

Taxpayer ID	Company	Functional	% Ownership Interest at 12-31-2011			% Ownership Interest at 12-31-2010
No, (RUT)	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relation	Country	Activity

96,773,290-7	Aguas Santiago Poniente S.A.	Chilean peso	0.00%	78.88%	78.88%	0.00%	78.88%	78.88%	Subsidiary	Chile	Sanitation Services
Foreign	Ampla Energía e Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Ampla Investimentos e Serviços S.A.	Brazilian real	13.68%	78.25%	91.93%	13.68%	78.25%	91.93%	Subsidiary	Brazil	Electric energy production, transmission, transformation, distribution, and sales
Foreign	Atacama Finance Co	Dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	Compañía Americana de Multiservicios de Brasil Ltda.	Brazilian real	0.00%	0.00%	0.00%	0.00%	99.99%	99.99%	Subsidiary	Brazil	Purchase and sales of electricity-related products
Foreign	Centrais Elétricas Cachoeira Dourada S.A.	Brazilian real	0.00%	99.61%	99.61%	0.00%	99.61%	99.61%	Subsidiary	Brazil	Generation and sales of electric energy
76,003,204-2	Central Eólica Canela S.A.	Chilean peso	0.00%	75.00%	75.00%	0.00%	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
Foreign	Central Generadora Termoeléctrica Fortaleza S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Development of a thermoelectric project
76,652,400-1	Centrales Hidroeléctricas de Aysén S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development and running of a hydroelectric project
Foreign	Central Vuelta Obligado S.A.	Argentine peso	0.00%	34.50%	34.50%	0.00%	0.00%	0.00%	Joint control	Argentina	Electricity generation and sales
99,573,910-0	Chilectra Inversud S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
96,800,570-7	Chilectra S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Participation in companies of any nature
Foreign	Chinango S.A.C.	Peruvian sol	0.00%	80.00%	80.00%	0.00%	80.00%	80.00%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Compañía Americana de Multiservicios de Argentina Ltda.	Argentine peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric network meters, postal, energy meter calibration
96,543,670-1	Compañía Americana de Multiservicios de Chile Ltda.	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.00%	99.99%	Subsidiary	Chile	Purchase and sales of electricity-related products
Foreign	Compañía Americana de Multiservicios de Colombia Ltda.	Colombian Peso	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Technical services in calibration and metering
Foreign	Compañía Americana de Multiservicios del Perú Ltda.	Peruvian sol	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Peru	Purchase, sales, and distribution of electricity-related products
Foreign	Compañía de Interconexión Energética S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Electric energy production, transportation, and distribution
Foreign	Compañía de Transmisión del Mercosur S.A.	Argentine peso	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Subsidiary	Argentina	Electric energy production, transportation, and distribution
Foreign	Codensa S.A. E.S.P.	Colombian peso	12.47%	9.35%	21.82%	12.47%	9.35%	21.82%	Subsidiary	Colombia	Electric energy distribution and sales

Taxpayer ID	Company	Functional	% Ownership Interest at 12-31-2011			% Ownership Interest at 12-31-2010
No, (RUT)	(in alphabetical order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relation	Country	Activity

96,783,220-0	Compañía Eléctrica San Isidro S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
96,770,940-9	Compañía Eléctrica Tarapacá S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Compañía Energética Do Ceará S.A.	Brazilian real	0.00%	58.87%	58.87%	0.00%	58.87%	58.87%	Subsidiary	Brazil	Complete electric energy cycle
77,625,850-4	Consorcio Ara- Ingendesa Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Engineering services
96,764,840-K	Constructora y Proyectos Los Maitenes S.A.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Construction and facilities
Foreign	Distribuidora Eléctrica de Cundinamarca S.A. E.S.P.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electricity distribution and sales
Foreign	Distrilec Inversora S.A.	Argentine peso	27.19%	24.31%	51.50%	27.19%	24.31%	51.50%	Subsidiary	Argentina	Portfolio company
Foreign	Edegel S.A.A.	Peruvian sol	0.00%	83.60%	83.60%	0.00%	83.60%	83.60%	Subsidiary	Peru	Electric energy generation, sales, and distribution
Foreign	Emgesa S.A. E.S.P.	Colombian peso	0.00%	26.87%	26.87%	0.00%	26.87%	26.87%	Subsidiary	Colombia	Electric energy generation
Foreign	Empresa de Distribución Eléctrica de Lima Norte S.A.A.	Peruvian sol	35.02%	30.15%	65.17%	35.02%	30.15%	65.17%	Subsidiary	Peru	Electric energy distribution and sales
Foreign	Empresa de Energía de Cundinamarca S.A.	Colombian peso	0.00%	49.00%	49.00%	0.00%	49.00%	49.00%	Joint control	Colombia	Electric energy distribution and sales
96,588,800-4	Empresa de Ingeniería Ingendesa S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Engineering services
Foreign	Empresa Distribuidora Sur S.A.	Argentine peso	16.02%	77.21%	93.23%	16.02%	77.21%	93.23%	Subsidiary	Argentina	Electric energy distribution and sales
96,783,910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96,589,170-6	Empresa Eléctrica Pangue S.A.	Chilean peso	0.00%	94.99%	94.99%	0.00%	94.99%	94.99%	Subsidiary	Chile	Complete electric energy cycle
96,504,980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	0.00%	92.65%	92.65%	0.00%	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91,081,000-6	Endesa Chile S.A.	Chilean peso	59.98%	0.00%	59.98%	59.98%	0.00%	59.98%	Subsidiary	Chile	Complete electric energy cycle
Foreign	Endesa Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Endesa Brasil S.A.	Brazilian real	22.06%	49.46%	71.52%	22.06%	49.46%	71.52%	Subsidiary	Brazil	Portfolio company
Foreign	Endesa Costanera S.A.	Argentine peso	0.00%	69.76%	69.76%	0.00%	69.76%	69.76%	Subsidiary	Argentina	Electricity generation and sales

	Company		% Ownership Interest at 12-31-2011			% Ownership Interest at 12-31-2010
Taxpayer ID No. (RUT)	(in alphabetical order)	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relation	Country	Activity

96,827,970-K	Endesa Eco S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Renewable energy projects
96,526,450-7	Endesa Inversiones Generales S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Portfolio company
Foreign	Energex Co.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Cayman Islands	Portfolio company
Foreign	EN-Brasil Comércio e Serviços S.A.	Brazilian real	0.00%	99.99%	99.99%	0.00%	99.99%	99.99%	Associate	Brazil	Portfolio company
Foreign	Eólica Fanzenda Nova-Geracao e Comercializacao de Energia S.A.	Brazilian real	0.00%	99.95%	99.95%	0.00%	99.95%	99.95%	Associate	Brazil	Promotion and development of renewable energy projects
96,830,980-3	GasAtacama S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Administration and management of companies
Foreign	Gasoducto Atacama Argentina S.A.	U.S. dollar	0.00%	49.99%	49.99%	0.00%	49.99%	49.99%	Joint control	Chile	Transportation of natural gas
78,882,820-9	Gasoducto Atacama Chile S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
77,032,280-4	Gasoducto Taltal Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Transportation of natural gas
Foreign	Generandes Perú S.A.	Peruvian sol	0.00%	61.00%	61.00%	0.00%	61.00%	61.00%	Subsidiary	Peru	Portfolio company
76,041,891-9	Hidroaysén Transmisión S.A.	Chilean peso	0.00%	51.00%	51.00%	0.00%	51.00%	51.00%	Joint control	Chile	Development of electricity transmission systems
Foreign	Hidroeléctrica El Chocón S.A.	Argentine peso	0.00%	67.67%	67.67%	0.00%	67.67%	67.67%	Subsidiary	Argentina	Electric energy production and sales
Foreign	Hidroinvest S.A.	Argentine peso	0.00%	96.09%	96.09%	0.00%	96.09%	96.09%	Subsidiary	Argentina	Portfolio company
In application process	ICT Servicios Informáticos Ltda.	Chilean peso	99.00%	1.00%	100.00%	99.00%	1.00%	100.00%	Subsidiary	Chile	Information and technology services
Foreign	Ingendesa do Brasil Ltda.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Project engineering consulting
79,913,810-7	Inmobiliaria Manso de Velasco Ltda.	Chilean peso	99.99%	0.00%	99.99%	99.99%	0.00%	99.99%	Subsidiary	Chile	Construction and works
Foreign	Inversiones Distrilima S.A.	Peruvian sol	34.99%	15.38%	50.37%	34.99%	15.38%	50.37%	Subsidiary	Peru	Portfolio company
96,887,060-2	Inversiones Endesa Norte S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Investment in energy projects in the northern Chile
76,014,570-K	Inversiones GasAtacama Holding Ltda.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Natural gas transportation

	Company		% Ownership Interest at 12-31-2011			% Ownership Interest at 12-31-2010
Taxpayer ID No. (RUT)	(in alphabetical order)	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total	Relation	Country	Activity

Foreign	Inversora Codensa S.A.S.	Colombian peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Colombia	Investment in domestic public energy services activities
Foreign	Investluz S.A.	Brazilian real	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Portfolio company
96,800,460-3	Luz Andes Ltda.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution, and sales
96905700-K	Progas S.A.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Gas distribution
99,584,600-4	Sistema Sec S.A.	Chilean peso	0.00%	0.00%	0.00%	0.00%	49.00%	49.00%	Joint control	Chile	Supply of signaling, electrification, and communications systems
77,047,280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	0.00%	57.50%	57.50%	0.00%	57.50%	57.50%	Subsidiary	Chile	Financial investments
78,970,360-4	Sociedad Agrícola e Inmobiliaria Pastos Verdes Ltda.	Chilean peso	0.00%	55.00%	55.00%	0.00%	55.00%	55.00%	Subsidiary	Chile	Financial investments
96,671,360-7	Sociedad Concesionaria Túnel El Melón S.A.	Chilean peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Chile	Execution, construction, and operation of the El Melón tunnel
79197570-6	Sociedad Consorcio Ingendesa-Ara Limitada	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Santiago, Chile	Engineering services
Foreign	Sociedad Portuaria Central Cartagena S.A.	Colombian peso	0.00%	99.85%	99.85%	0.00%	99.85%	99.85%	Associate	Colombia	Port administration
Foreign	Southern Cone Power Argentina S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Portfolio company
Foreign	Synapsis Argentina S.R.I.	Argentine peso	0.00%	0.00%	0.00%	5.00%	95.00%	100.00%	Subsidiary	Argentina	Computer services
Foreign	Synapsis Brasil Ltda.	Brazilian real	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Brazil	Computer services
Foreign	Synapsis Colombia Ltda.	Colombian peso	0.00%	0.00%	0.00%	0.20%	99.80%	100.00%	Subsidiary	Colombia	Computer services
Foreign	Synapsis Perú S.R.I.	Peruvian sol	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%	Subsidiary	Peru	Computer and telecommunications services and products
96,529,420-1	Synapsis Soluciones y Servicios It Ltda.	Chilean peso	0.00%	0.00%	0.00%	99.99%	0.01%	100.00%	Subsidiary	Chile	Supply and sale of computer services and equipment
Foreign	Termoeléctrica José de San Martín S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Construction and operation of combined cycle plant
Foreign	Termoeléctrica Manuel Belgrano S.A.	Argentine peso	0.00%	20.86%	20.86%	0.00%	20.86%	20.86%	Associate	Argentina	Electric energy production, transportation, and distribution
77,017,930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Joint control	Chile	Electric energy transportation and distribution
Foreign	Transportadora de Energía S.A.	Argentine peso	0.00%	100.00%	100.00%	0.00%	100.00%	100.00%	Subsidiary	Argentina	Electric energy production, transportation, and distribution

APPENDIX No. 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation.”

Incorporated into the scope of consolidation during the 2011 and 2010 fiscal years

	% Ownership Interest				% Ownership Interest
	at December 31, 2011				at December 31, 2010
Company	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

ICT Servicios Informáticos Ltda.	—	—	—		99.00%	1.00%	100.00%	Consolidation
Central Vuelta Obligado S.A.	0.00%	34.50%	34.50%	Joint control

Excluded from the scope of consolidation during the 2011 and 2010 fiscal years

	% Ownership Interest				% Ownership Interest
	at December 31, 2011				at December 31, 2010
Company (*)	Direct	Indirect	Total	Consolidation Method	Direct	Indirect	Total	Consolidation Method

Compañía Americana de Multiservicios de Brasil Ltda.	—	—	—	—	0.00%	99.99%	99.99%	Consolidation
Compañía Americana de Multiservicios de Argentina Ltda.	—	—	—	—	0.00%	100.00%	100.00%	Consolidation
Compañía Americana de Multiservicios Ltda.	—	—	—	—	99.99%	0.00%	99.99%	Consolidation
Compañía Americana de Multiservicios de Colombia Ltda.	—	—	—	—	0.00%	100.00%	100.00%	Consolidation
Compañía Americana de Multiservicios del Perú Ltda.	—	—	—	—	0.00%	100.00%	100.00%	Consolidation
Synapsis Argentina S.R.L.	—	—	—	—	5.00%	95.00%	100.00%	Consolidation
Synapsis Brasil Ltda.	—	—	—	—	0.00%	100.00%	100.00%	Consolidation
Synapsis Colombia Ltda.	—	—	—	—	0.20%	99.80%	100.00%	Consolidation
Synapsis Perú S.R.L.	—	—	—	—	0.00%	100.00%	100.00%	Consolidation
Synapsis Soluciones y Servicios IT Ltda.	—	—	—	—	99.99%	0.01%	100.00%	Consolidation

(*)           See Notes 2.4.1 and 11.

APPENDIX No. 3 ENERSIS GROUP ASSOCIATED COMPANIES:

This appendix is part of Note 3.h “Investments in associates accounted for using the equity method”.

Taxpayer ID	Company	Functional	% Ownership Interest at 12-31-2011			% Ownership Interest at 12-31-2010
No, (RUT)	(in alphabetic order)	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Country	Activity

96,806,130-5	Electrogas S.A.	U.S. dollar	42.50%	0.00%	42.50%	0.00%	42.50%	42.50%	Chile	Portfolio company
Foreign	Endesa Cemsa S.A.	Argentine peso	0.00%	45.00%	45.00%	0.00%	45.00%	45.00%	Argentina	Electricity wholesaler
76,418,940-K	GNL Chile S.A.	Chilean peso	0.00%	33.33%	33.33%	0.00%	33.33%	33.33%	Chile	Promotion of liquefied gas supply project
76,788,080-4	GNL Quintero S.A.	U.S. dollar	0.00%	20.00%	20.00%	0.00%	20.00%	20.00%	Chile	Development, design, and supply of a liquid natural gas regasifying terminal
96,889,570-2	Inversiones Electrogas S.A.	Chilean peso	0.00%	0.00%	0.00%	0.00%	42.50%	42.50%	Chile	Portfolio company
Foreign	Sacme S.A.	U.S. dollar	0.00%	50.00%	50.00%	0.00%	50.00%	50.00%	Argentina	Electric system supervision and control

APPENDIX No. 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18 “Other financial liabilities.”

The following tables present the contractual undiscounted cash flows by type of financial debt:

a)                                     Bank borrowings

a.                        Summary of bank loans by currency and maturity

			Current			Non-current				Current			Non-current
			Maturity			Maturity				Maturity			Maturity
Country	Currency	Nominal Rate	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-12-31-2011	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Total Non- current at 12-31-2010
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	0.99%	906,389	3,359,497	4,265,886	109,631,899	876,746	—	110,508,645	816,706	18,915,156	19,731,862	3,202,593	83,824,641	—	87,027,234
Peru	US$	3.64%	2,810,297	10,519,166	13,329,463	7,864,024	25,087,748	26,158,087	59,109,859	1,458,040	17,809,137	19,267,177	14,419,663	14,145,757	21,661,326	50,226,746
Peru	Soles	4.62%	431,794	2,987,507	3,419,301	3,362,985	—	38,373,491	41,736,476	1,839,538	1,031,134	2,870,672	32,616,930	—	—	32,616,930
Argentina	US$	6.16%	2,662,019	9,436,481	12,098,500	17,142,594	1,612,063	—	18,754,657	5,085,358	18,145,263	23,230,621	4,013,855	—	—	4,013,855
Argentina	Ar$	9.18%	37,689,501	28,405,542	66,095,043	47,915,942	2,458,440	—	50,374,382	14,760,009	24,845,072	39,605,081	29,992,159	2,424,007	—	32,416,166
Colombia	CPs	6.58%	1,338,154	82,134,906	83,473,060	—	—	—	—	744,241	5,091,793	5,836,034	—	75,664,686	—	75,664,686
Brazil	US$	5.90%	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730	765,141	11,617,821	12,382,962	19,990,693	18,600,098	10,681,077	49,271,868
Brazil	Reais	10.81%	30,524,862	175,096,068	205,620,930	142,254,517	90,580,272	8,209,057	241,043,846	34,521,334	175,760,765	210,282,099	235,737,812	41,010,710	9,066,992	285,815,514

			77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595	59,990,367	273,216,141	333,206,508	339,973,705	235,669,899	41,409,395	617,052,999

b.                        Identification of bank borrowings by company

							12-2011
					Effective	Nominal	Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Banco Itaú	Reais	12.47%	6.15%	57,479	1,964,473	2,021,952	—	—	—	—
Foreign	Ampla	Brazil	Unibanco	Reais	12.49%	6.16%	45,870	1,542,373	1,588,243	—	—	—	—
Foreign	Ampla	Brazil	Banco Alfa	Reais	12.26%	5.91%	1,779,341	12,975,006	14,754,347	—	—	—	—
Foreign	Ampla	Brazil	Brasdesco	Reais	6.09%	6.09%	5,982,354	13,453,719	19,436,073	—	—	—	—
Foreign	Ampla	Brazil	Banco do Brasil	Reais	12.68%	6.05%	875,019	2,942,372	3,817,391	30,333,452	—	—	30,333,452
Foreign	Ampla	Brazil	BANCO HSBC	Reais	9.73%	9.73%	632,464	22,045,700	22,678,164	—	—	—	—
Foreign	Ampla	Brazil	Electrobras	Reais	6.02%	6.02%	339,935	1,111,948	1,451,883	2,916,206	5,539,073	725,103	9,180,382
Foreign	Ampla	Brazil	Bndes	Reais	11.02%	11.02%	6,488,408	16,888,622	23,377,030	33,192,137	52,961,281	3,133,364	89,286,782
Foreign	CGTF Fortaleza	Brazil	IFC — A	US$	7.91%	7.89%	344,277	3,510,015	3,854,292	7,427,750	7,100,739	4,604,499	19,132,988
Foreign	CGTF Fortaleza	Brazil	IFC — B	US$	2.98%	2.98%	114,099	4,162,847	4,276,946	8,990,990	4,835,251	—	13,826,241
Foreign	CGTF Fortaleza	Brazil	IFC — C	US$	11.98%	11.96%	108,598	365,176	473,774	875,946	5,584,166	—	6,460,112
Foreign	CIEN	Brazil	Banco Santander Central Hispano	Reais	13.05%	12.18%	1,801,366	59,020,877	60,822,243	—	—	—	—
Foreign	Coelce	Brazil	Banco Europeo de Investimentos	US$	6.58%	6.58%	19,073	173,334	192,407	237,999	357,290	1,748,100	2,343,389
Foreign	Coelce	Brazil	Eletrobras	Reais	6.58%	6.58%	1,721,402	4,747,664	6,469,066	8,943,102	16,832,769	4,350,590	30,126,461
Foreign	Coelce	Brazil	Banco do Brasil	Reais	10.75%	10.75%	1,310,254	4,235,607	5,545,861	5,443,423	—	—	5,443,423
Foreign	Coelce	Brazil	Bndes	Reais	9.95%	9.95%	9,231,834	30,273,652	39,505,486	56,108,514	15,247,149	—	71,355,663
Foreign	Coelce	Brazil	Banco do Nordeste	Reais	13.15%	8.50%	259,136	3,894,055	4,153,191	5,317,683	—	—	5,317,683
Foreign	Coelce	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	58,889	4,387,814	4,446,703	—	—	—	—
Foreign	Edegel	Peru	Banco de Crédito	US$	3.97%	3.97%	405,477	1,378,129	1,783,606	—	—	—	—
Foreign	Edegel	Peru	Banco de Crédito	US$	3.97%	3.97%	1,949,762	5,760,203	7,709,965	1,880,534	—	—	1,880,534
Foreign	Edegel	Peru	Banco Continental	US$	7.19%	7.19%	280,841	944,367	1,225,208	3,559,934	7,313,080	26,158,087	37,031,101
Foreign	Edegel	Peru	Banco Scotiabank	US$	5.70%	5.70%	8,155	1,878,060	1,886,215	—	—	—	—
Foreign	Edegel	Peru	Banco Continental	Soles	3.80%	3.80%	14,597	1,585,500	1,600,097	—	—	—	—
Foreign	Edegel	Peru	Banco Continental	Soles	4.30%	4.30%	260	—	260	—	—	—	—
Foreign	Edegel	Peru	Banco Scotiabank	US$	5.95%	5.95%	166,062	558,407	724,469	2,423,556	17,774,668	—	20,198,224
Foreign	Edegel	Peru	Banco de Crédito	US$	32.27%	9.59%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	2.60%	37,891	127,413	165,304	305,625	—	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	4.00%	37,891	127,413	165,304	305,625	—	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.18%	4.00%	32,360	108,816	141,176	261,016	—	3,097,880	3,358,896
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.26%	4.00%	15,156	50,965	66,121	122,250	—	1,433,839	1,556,089
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.26%	4.00%	63,151	212,355	275,506	509,375	—	5,974,330	6,483,705

							12-2010
					Effective	Nominal	Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	Banco Itaú	Reais	12.47%	6.15%	101,554	2,149,535	2,251,089	2,014,313	—	—	2,014,313
Foreign	Ampla	Brazil	Unibanco	Reais	12.49%	6.16%	80,587	1,698,892	1,779,479	1,585,020	—	—	1,585,020
Foreign	Ampla	Brazil	Banco Alfa	Reais	12.26%	5.91%	2,321,766	3,599,477	5,921,243	14,100,000	—	—	14,100,000
Foreign	Ampla	Brazil	Brasdesco	Reais	6.09%	6.09%	7,117,655	13,583,761	20,701,416	18,425,880	—	—	18,425,880
Foreign	Ampla	Brazil	Banco do Brasil	Reais	12.68%	6.05%	763,245	2,538,618	3,301,863	28,701,429	—	—	28,701,429
Foreign	Ampla	Brazil	BANCO HSBC	Reais	9.73%	9.73%	1,116,014	24,085,514	25,201,528	21,832,924	—	—	21,832,924
Foreign	Ampla	Brazil	Electrobras	Reais	6.02%	6.02%	183,646	738,057	921,703	1,731,933	3,074,414	589,902	5,396,249
Foreign	Ampla	Brazil	Bndes	Reais	11.02%	11.02%	9,075,941	20,796,621	29,872,562	9,181,709	488,855	—	9,670,564
Foreign	CGTF Fortaleza	Brazil	IFC — A	US$	7.91%	7.89%	261,361	3,383,432	3,644,793	6,938,582	5,647,394	7,977,977	20,563,953
Foreign	CGTF Fortaleza	Brazil	IFC — B	US$	2.98%	2.98%	145,163	3,664,317	3,809,480	5,979,125	12,952,704	—	18,931,829
Foreign	CGTF Fortaleza	Brazil	IFC — C	US$	11.98%	11.96%	106,304	353,577	459,881	848,122	—	2,703,100	3,551,222
Foreign	CIEN	Brazil	Banco Santander Central Hispano	Reais	13.05%	12.18%	3,166,878	64,735,216	67,902,094	60,518,449	—	—	60,518,449
Foreign	Coelce	Brazil	Banco Europeo de Investimentos	US$	6.58%	6.58%	18,857	197,806	216,663	2,225,398	—	—	2,225,398
Foreign	Coelce	Brazil	Eletrobras	Reais	6.58%	6.58%	1,521,161	5,224,999	6,746,160	9,147,592	7,457,925	4,670,947	21,276,464
Foreign	Coelce	Brazil	Banco do Brasil	Reais	10.75%	10.75%	69,396	5,878,755	5,948,151	9,423,706	976,090	—	10,399,796
Foreign	Coelce	Brazil	Bndes	Reais	9.95%	9.95%	7,020,880	25,008,603	32,029,483	59,074,857	29,013,426	3,806,143	91,894,426
Foreign	Coelce	Brazil	Banco do Nordeste	Reais	13.15%	8.50%	1,982,611	5,722,717	7,705,328	—	—	—	—
Foreign	Coelce	Brazil	Banco Europeo de Investimentos	US$	5.49%	5.49%	233,456	4,018,689	4,252,145	3,999,466	—	—	3,999,466
Foreign	Edegel	Peru	Banco de Crédito	US$	3.97%	3.97%	653,107	1,953,825	2,606,932	4,307,956	4,307,955	—	8,615,911
Foreign	Edegel	Peru	Banco de Crédito	US$	3.97%	3.97%	268,854	1,472,491	1,741,345	1,603,280	—	—	1,603,280
Foreign	Edegel	Peru	Banco Continental	US$	7.19%	7.19%	415,488	645,897	1,061,385	1,957,430	9,837,802	21,661,326	33,456,558
Foreign	Edegel	Peru	Banco Scotiabank	US$	5.70%	5.70%	23,655	3,427,268	3,450,923	1,697,864	—	—	1,697,864
Foreign	Edegel	Peru	Banco Continental	Soles	3.80%	3.80%	12,762	42,449	55,211	1,379,498	—	—	1,379,498
Foreign	Edegel	Peru	Banco Continental	Soles	4.30%	4.30%	77,109	167,805	244,914	5,030,048	—	—	5,030,048
Foreign	Edegel	Peru	Banco Scotiabank	US$	5.95%	5.95%	96,936	10,309,656	10,406,592	—	—	—	—
Foreign	Edegel	Peru	Banco de Crédito	US$	32.27%	9.59%	—	—	—	4,853,133	—	—	4,853,133
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	2.60%	108,895	—	108,895	2,658,128	—	—	2,658,128
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	4.00%	25,172	83,723	108,895	2,658,128	—	—	2,658,128
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.18%	4.00%	21,816	72,561	94,377	2,310,826	—	—	2,310,826
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.26%	4.00%	10,069	—	10,069	1,063,251	—	—	1,063,251
Foreign	Edelnor	Peru	Banco de Crédito	Soles	5.26%	4.00%	41,953	—	41,953	4,430,213	—	—	4,430,213

c.                            Identification of bank borrowings by company

							12-2011
					Effective		Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Currency	Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	2.60%	37,891	127,413	165,304	305,625	—	3,584,598	3,890,223
Foreign	Edelnor	Peru	Banco de Crédito	Soles	6.01%	2.63%	60,638	203,903	264,541	489,101	—	—	489,101
Foreign	Edelnor	Peru	Banco de Crédito	Soles	32.27%	2.64%	—	—	—	—	—	5,157,627	5,157,627
Foreign	Edelnor	Peru	BBVA	Soles	5.16%	4.40%	99,201	333,576	432,777	800,145	—	9,525,160	10,325,305
Foreign	Edelnor	Peru	Interbank	Soles	6.82%	5.72%	32,758	110,153	142,911	264,223	—	2,430,861	2,695,084
Foreign	Edesur	Argentina	BBVA	Ar$	21.31%	14.00%	128,257	2,499,512	2,627,769	—	—	—	—
Foreign	Edesur	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	14.85%	14.85%	673,842	228,279	902,121	3,245,052	—	—	3,245,052
Foreign	Edesur	Argentina	Standard Bank	Ar$	23.67%	17.61%	213,681	718,530	932,211	4,195,131	—	—	4,195,131
Foreign	Edesur	Argentina	Banco Santander Rio	Ar$	59.77%	15.98%	179,826	604,690	784,516	1,811,063	—	—	1,811,063
Foreign	Edesur	Argentina	Banco Santander Rio	Ar$	15.17%	15.17%	435,062	483,752	918,814	2,896,973	—	—	2,896,973
Foreign	Edesur	Argentina	Citibank	Ar$	16.20%	16.20%	6,354,203	1,169,601	7,523,804	9,498,494	—	—	9,498,494
Foreign	Edesur	Argentina	Banco de Galicia	Ar$	16.27%	16.27%	2,120,536	1,891,956	4,012,492	—	—	—	—
Foreign	Edesur	Argentina	Macro	Ar$	24.96%	24.96%	151,298	508,762	660,060	3,474,143	—	—	3,474,143
Foreign	Edesur	Argentina	Itaú	Ar$	19.91%	19.91%	288,456	4,819,512	5,107,968	2,454,313	—	—	2,454,313
Foreign	Edesur	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	16.00%	16.00%	124,577	158,143	282,720	1,364,912	—	—	1,364,912
Foreign	Emgesa	Colombia	Davivienda	CPs	6.99%	6.99%	138,411	8,481,828	8,620,239	—	—	—	—
Foreign	Emgesa	Colombia	Bancolombia	CPs	6.99%	6.99%	99,148	6,208,686	6,307,834	—	—	—	—
Foreign	Emgesa	Colombia	Bancolombia	CPs	6.99%	6.99%	326,504	20,008,140	20,334,644	—	—	—	—
Foreign	Emgesa	Colombia	BBVA Colombia	CPs	6.99%	6.99%	361,976	22,181,880	22,543,856	—	—	—	—
Foreign	Emgesa	Colombia	Banco Santander Central Hispano	CPs	6.99%	6.99%	412,115	25,254,372	25,666,487	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Provincia de Buenos Aires	US$	32.27%	6.00%	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Galicia	US$	32.27%	5.44%	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Credit Suisse International	US$	12.85%	12.26%	166,419	3,156,573	3,322,992	2,652,744	—	—	2,652,744
Foreign	Endesa Costanera	Argentina	Citibank	US$	5.00%	5.00%	156,279	—	156,279	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Nación Argentina	Ar$	15.82%	15.82%	1,382,931	1,533,096	2,916,027	—	—	—	—
Foreign	Endesa Costanera	Argentina	Mediocredito Italyno	Ar$	32.27%	1.75%	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Santander Río	Ar$	15.00%	15.00%	10,746,076	1,949,571	12,695,647	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Itau	Ar$	18.12%	18.12%	3,503,302	—	3,503,302	—	—	—	—
Foreign	Endesa Costanera	Argentina	Citibank	Ar$	25.30%	13.00%	1,478,241	—	1,478,241	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Galicia	Ar$	22.24%	15.00%	1,105,942	—	1,105,942	—	—	—	—
Foreign	Endesa Costanera	Argentina	Citibank	US$	5.32%	5.32%	209,622	—	209,622	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	6.70%	6.70%	4,670,705	—	4,670,705	—	—	—	—
Foreign	Endesa Costanera	Argentina	Macro	Ar$	32.27%	14.75%	—	—	—	—	—	—	—
Foreign	Endesa Costanera	Argentina	Standard Bank	Ar$	15.40%	15.40%	832,611	—	832,611	—	—	—	—
Foreign	Endesa Costanera	Argentina	Supervielle	Ar$	28.00%	13.00%	123,454	—	123,454	—	—	—	—
91,081,000-6	Endesa Chile	Chile	B,N,P, Paribas	US$	6.32%	5.96%	53,521	1,002,756	1,056,277	1,915,379	876,746	—	2,792,125
91,081,000-6	Endesa Chile	Chile	Export Development Corporation Loan	US$	2.50%	2.50%	379,501	764,980	1,144,481	1,132,904	—	—	1,132,904
91,081,000-6	Endesa Chile	Chile	Banco Bilbao Vizcaya Argentaria S,A,	US$	1.83%	1.65%	473,367	1,591,761	2,065,128	106,583,616	—	—	106,583,616
Foreign	Hidroeléctrica El Chocón	Argentina	Deutsche Bank	US$	9.16%	3.80%	518,208	1,530,246	2,048,454	3,576,867	402,643	—	3,979,510
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	US$	3.80%	3.80%	1,611,491	4,749,662	6,361,153	10,912,983	1,209,420	—	12,122,403
Foreign	Hidroeléctrica El Chocón	Argentina	ITAU - Syndicated	Ar$	20.10%	18.67%	1,791,907	—	1,791,907	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	STANDARD - Syndicated	Ar$	21.27%	18.67%	64,001	1,336,177	1,400,178	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	SANTANDER - Syndicated	Ar$	20.10%	20.10%	80,629	1,707,695	1,788,324	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	HIPOTECARIO - Syndicated	Ar$	21.96%	18.67%	55,506	1,125,918	1,181,424	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	GALICIA - Syndicated	Ar$	21.85%	18.67%	26,301	535,888	562,189	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Citibank	Ar$	22.39%	14.30%	112,503	1,115,167	1,227,670	1,471,923	—	—	1,471,923
Foreign	Hidroeléctrica El Chocón	Argentina	BBVA	Ar$	22.09%	14.50%	152,645	1,527,554	1,680,199	2,019,288	—	—	2,019,288
Foreign	Hidroeléctrica El Chocón	Argentina	Macro	Ar$	17.75%	17.75%	233,981	2,275,667	2,509,648	2,994,506	—	—	2,994,506
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander Rio - Syndicated	Ar$	17.44%	17.44%	329,514	1,108,036	1,437,550	6,245,072	1,229,220	—	7,474,292
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Industrial de Azul	Ar$	17.14%	17.14%	329,514	1,108,036	1,437,550	6,245,072	1,229,220	—	7,474,292
96,830,980-3	Inversiones GasAtacama Holding	Chile	PNC BANK	US$	32.27%	3.09%	—	—	—	—	—	—	—
				Total			77,007,952	324,538,353	401,546,305	345,704,646	138,492,715	79,093,234	563,290,595

							12-2010
					Effective		Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Currency	Interest Rate	Nominal Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edelnor	Peru	Banco de Crédito	Soles	15.78%	2.60%	25,172	83,723	108,895	2,658,128	—	—	2,658,128
Foreign	Edelnor	Peru	Banco de Crédito	Soles	6.01%	2.63%	1,308,111	334,293	1,642,404	—	—	—	—
Foreign	Edelnor	Peru	Banco de Crédito	Soles	32.27%	2.64%	134,344	—	134,344	3,591,829	—	—	3,591,829
Foreign	Edelnor	Peru	BBVA	Soles	5.16%	4.40%	74,135	246,580	320,715	6,836,881	—	—	6,836,881
Foreign	Edelnor	Peru	Interbank	Soles	6.82%	5.72%	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	BBVA	Ar$	21.31%	14.00%	271,817	3,031,502	3,303,319	2,534,402	—	—	2,534,402
Foreign	Edesur	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	14.85%	14.85%	54,835	182,384	237,219	1,466,744	—	—	1,466,744
Foreign	Edesur	Argentina	Standard Bank	Ar$	23.67%	17.61%	156,756	521,383	678,139	3,845,625	727,040	—	4,572,665
Foreign	Edesur	Argentina	Banco Santander Rio	Ar$	59.77%	15.98%	—	601,759	601,759	2,008,017	—	—	2,008,017
Foreign	Edesur	Argentina	Banco Santander Rio	Ar$	15.17%	15.17%	—	1,354,637	1,354,637	2,530,914	—	—	2,530,914
Foreign	Edesur	Argentina	Citibank	Ar$	16.20%	16.20%	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Banco de Galicia	Ar$	16.27%	16.27%	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Macro	Ar$	24.96%	24.96%	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Itaú	Ar$	19.91%	19.91%	—	—	—	—	—	—	—
Foreign	Edesur	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	16.00%	16.00%	39,530	131,479	171,009	957,228	—	—	957,228
Foreign	Emgesa	Colombia	Davivienda	CPs	6.99%	6.99%	—	603,337	603,337	—	7,812,518	—	7,812,518
Foreign	Emgesa	Colombia	Bancolombia	CPs	6.99%	6.99%	—	432,186	432,186	—	23,602,722	—	23,602,722
Foreign	Emgesa	Colombia	Bancolombia	CPs	6.99%	6.99%	—	1,423,236	1,423,236	—	23,817,961	—	23,817,961
Foreign	Emgesa	Colombia	BBVA Colombia	CPs	6.99%	6.99%	328,989	1,251,871	1,580,860	—	20,431,485	—	20,431,485
Foreign	Emgesa	Colombia	Banco Santander Central Hispano	CPs	6.99%	6.99%	415,252	1,381,163	1,796,415	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Provincia de Buenos Aires	US$	32.27%	6.00%	605,038	—	605,038	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Galicia	US$	32.27%	5.44%	713,260	351,529	1,064,789	—	—	—	—
Foreign	Endesa Costanera	Argentina	Credit Suisse International	US$	12.85%	12.26%	643,599	1,931,528	2,575,127	2,055,803	—	—	2,055,803
Foreign	Endesa Costanera	Argentina	Citibank	US$	5.00%	5.00%	160,286	267,560	427,846	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Nación Argentina	Ar$	15.82%	15.82%	184,556	2,497,668	2,682,224	1,994,435	—	—	1,994,435
Foreign	Endesa Costanera	Argentina	Mediocredito Italyno	Ar$	32.27%	1.75%	—	963,655	963,655	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Santander Río	Ar$	15.00%	15.00%	881,772	—	881,772	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Itau	Ar$	18.12%	18.12%	1,853,593	890,721	2,744,314	—	—	—	—
Foreign	Endesa Costanera	Argentina	Citibank	Ar$	25.30%	13.00%	—	3,954,652	3,954,652	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco Galicia	Ar$	22.24%	15.00%	1,808,418	—	1,808,418	—	—	—	—
Foreign	Endesa Costanera	Argentina	Citibank	US$	5.32%	5.32%	6,489	426,386	432,875	—	—	—	—
Foreign	Endesa Costanera	Argentina	Banco de la Ciudad de Buenos Aires	Ar$	6.70%	6.70%	35,128	1,011,545	1,046,673	—	—	—	—
Foreign	Endesa Costanera	Argentina	Macro	Ar$	32.27%	14.75%	357,550	—	357,550	—	—	—	—
Foreign	Endesa Costanera	Argentina	Standard Bank	Ar$	15.40%	15.40%	1,159,080	—	1,159,080	—	—	—	—
Foreign	Endesa Costanera	Argentina	Supervielle	Ar$	28.00%	13.00%	1,788,875	—	1,788,875	—	—	—	—
91,081,000-6	Endesa Chile	Chile	B,N,P, Paribas	US$	6.32%	5.96%	60,946	944,030	1,004,976	1,823,007	1,648,517	—	3,471,524
91,081,000-6	Endesa Chile	Chile	Export Development Corporation Loan	US$	2.50%	2.50%	356,896	688,663	1,045,559	1,379,586	670,052	—	2,049,638
91,081,000-6	Endesa Chile	Chile	Banco Bilbao Vizcaya Argentaria S,A,	US$	1.83%	1.65%	397,349	17,072,365	17,469,714	—	81,506,072	—	81,506,072
Foreign	Hidroeléctrica El Chocón	Argentina	Deutsche Bank	US$	9.16%	3.80%	1,479,285	7,585,610	9,064,895	979,026	—	—	979,026
Foreign	Hidroeléctrica El Chocón	Argentina	Standard Bank	US$	3.80%	3.80%	1,477,401	7,582,650	9,060,051	979,026	—	—	979,026
Foreign	Hidroeléctrica El Chocón	Argentina	ITAU - Syndicated	Ar$	20.10%	18.67%	136,513	1,869,470	2,005,983	1,687,700	—	—	1,687,700
Foreign	Hidroeléctrica El Chocón	Argentina	STANDARD - Syndicated	Ar$	21.27%	18.67%	106,749	1,460,783	1,567,532	1,318,645	—	—	1,318,645
Foreign	Hidroeléctrica El Chocón	Argentina	SANTANDER - Syndicated	Ar$	20.10%	20.10%	415,988	1,589,995	2,005,983	1,687,700	—	—	1,687,700
Foreign	Hidroeléctrica El Chocón	Argentina	HIPOTECARIO - Syndicated	Ar$	21.96%	18.67%	88,490	1,223,925	1,312,415	1,106,099	—	—	1,106,099
Foreign	Hidroeléctrica El Chocón	Argentina	GALICIA - Syndicated	Ar$	21.85%	18.67%	41,985	582,414	624,399	526,511	—	—	526,511
Foreign	Hidroeléctrica El Chocón	Argentina	Citibank	Ar$	22.39%	14.30%	740,013	—	740,013	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	BBVA	Ar$	22.09%	14.50%	21,510	595,558	617,068	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Macro	Ar$	17.75%	17.75%	2,704,496	—	2,704,496	—	—	—	—
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Santander Rio - Syndicated	Ar$	17.44%	17.44%	1,533,640	2,013,163	3,546,803	8,328,139	1,696,967	—	10,025,106
Foreign	Hidroeléctrica El Chocón	Argentina	Banco Industrial de Azul	Ar$	17.14%	17.14%	378,715	368,379	747,094	—	—	—	—
96,830,980-3	Inversiones GasAtacama Holding	Chile	PNC BANK	US$	32.27%	3.09%	1,515	210,098	211,613	—	—	—	—
				Total			59,990,367	273,216,141	333,206,508	339,973,705	235,669,899	41,409,395	617,052,999

b)                                     Secured and unsecured liabilities by currency and maturity

d.                                      Summary of secured and unsecured liabilities by currency and maturity

			Current			Non-current				Current			Non-current
			Maturity			Maturity				Maturity			Maturity
		Nominal	One to Three Months	Three to Twelve Months	Total Current at 12-31-2011	One to Three Years	Three to Five Years	More than Five Years	Total Non-current at 12-31-2011	One to Three Months	Three to Twelve Months	Total Current at 12-31-2010	One to Three Years	Three to Five Years	More than Five Years	Total Non-current at 12-31-2010
Country	Currency	rate	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile	US$	8.15%	22,439,241	48,971,036	71,410,277	481,039,815	346,571,275	425,876,193	1,253,487,283	20,226,869	44,237,144	64,464,013	299,076,238	429,205,042	515,592,354	1,243,873,634
Chile	U.F.	9.71%	41,003,385	39,199,072	80,202,457	89,539,138	263,688,193	527,887,200	881,114,531	8,474,004	33,742,901	42,216,905	77,732,304	187,444,894	542,172,671	807,349,869
Peru	US$	6.82%	853,625	2,238,831	3,092,456	15,656,525	27,138,567	24,540,662	67,335,754	870,099	6,351,625	7,221,724	18,968,745	8,678,373	38,097,741	65,744,859
Peru	Soles	6.75%	31,909,724	18,212,792	50,122,516	81,151,846	50,536,091	48,755,116	180,443,053	19,784,574	22,667,166	42,451,740	64,109,539	68,651,225	59,006,695	191,767,459
Argentina	Ar$	11.74%	116,551	4,100,169	4,216,720	—	—	—	—	510,018	9,010,562	9,520,580	4,165,269	—	—	4,165,269
Colombia	CPs	8.76%	17,854,990	68,624,369	86,479,359	299,425,050	335,136,989	589,777,719	1,224,339,758	47,619,509	131,473,631	179,093,140	152,631,795	183,051,591	442,910,408	778,593,794
Brazil	Reais	12.75%	11,815,750	134,615,237	146,430,987	123,922,410	200,558,653	90,131,132	414,612,195	7,503,875	97,708,841	105,212,716	155,008,143	48,941,503	—	203,949,646

			125,993,266	315,961,506	441,954,772	1,090,734,784	1,223,629,768	1,706,968,022	4,021,332,574	104,988,948	345,191,870	450,180,818	771,692,033	925,972,628	1,597,779,869	3,295,444,530

e.                                       Secured and unsecured liabilities by company

								12-2011
Taxpayer						Effective	Nominal	Current			Non-current
ID No, (RUT)	Company	Country	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	BONDS	Brazil	Reais	9.56%	9.56%	6,698,731	102,230,946	108,929,677	59,162,266	133,237,309	—	192,399,575
Foreign	Codensa	Colombia	B5	Colombia	CPs	32.27%	8.00%	—	—	—	—	—	—	—
Foreign	Codensa	Colombia	B8	Colombia	CPs	9.61%	8.51%	1,601,595	5,385,582	6,987,177	74,917,478	—	—	74,917,478
Foreign	Codensa	Colombia	B102	Colombia	CPs	8.81%	7.77%	863,459	2,903,500	3,766,959	6,964,604	52,594,867	—	59,559,471
Foreign	Codensa	Colombia	B502	Colombia	CPs	6.34%	6.21%	142,540	9,063,816	9,206,356	—	—	—	—
Foreign	Codensa	Colombia	B503	Colombia	CPs	6.48%	6.37%	369,477	1,242,417	1,611,894	24,349,062	—	—	24,349,062
Foreign	Codensa	Colombia	B503	Colombia	CPs	9.29%	8.17%	467,694	1,572,686	2,040,380	22,071,605	—	—	22,071,605
Foreign	Codensa	Colombia	B102	Colombia	CPs	8.62%	7.50%	1,404,776	4,723,752	6,128,528	11,330,829	86,996,017	—	98,326,846
Foreign	Codensa	Colombia	B103	Colombia	CPs	8.81%	7.75%	469,953	1,580,283	2,050,236	3,790,614	32,393,688	—	36,184,302
Foreign	Codensa	Colombia	B304	Colombia	CPs	6.50%	5.13%	346,784	1,166,108	1,512,892	21,620,973	—	—	21,620,973
Foreign	Codensa	Colombia	B604	Colombia	CPs	7.42%	6.03%	717,221	2,411,754	3,128,975	5,785,056	46,931,965	—	52,717,021
Foreign	Coelce	Brazil	Itaú	Brazil	Reais	10.47%	10.47%	2,539,943	23,718,519	26,258,462	43,973,620	34,824,619	—	78,798,239
Foreign	Coelce	Brazil	Santander	Brazil	Reais	13.57%	13.57%	2,577,076	8,665,772	11,242,848	20,786,524	32,496,725	90,131,132	143,414,381
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.32%	6.31%	—	—	—	—	—	—	—
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.31%	6.28%	75,800	254,886	330,686	611,394	1,775,041	5,728,426	8,114,861
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.28%	6.17%	75,424	253,624	329,048	608,367	6,582,587	—	7,190,954
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.75%	6.11%	64,842	218,041	282,883	4,267,060	—	—	4,267,060
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.50%	5.92%	78,051	262,457	340,508	4,868,653	—	—	4,868,653
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.44%	6.17%	77,300	259,934	337,234	4,919,966	—	—	4,919,966
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.63%	6.33%	79,552	267,504	347,056	4,950,085	—	—	4,950,085
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.19%	5.97%	160,276	—	160,276	—	—	10,819,378	10,819,378
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.48%	6.06%	83,851	281,959	365,810	2,639,913	—	8,220,849	10,860,762
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	9.19%	6.44%	115,630	388,820	504,450	5,903,654	—	—	5,903,654
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	7.94%	7.78%	83,988	282,422	366,410	677,444	6,208,170	—	6,885,614
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	7.27%	7.13%	59,850	201,252	261,102	3,783,487	—	—	3,783,487
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.76%	6.63%	87,568	294,460	382,028	706,319	6,190,863	—	6,897,182
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.12%	6.00%	79,307	266,681	345,988	639,685	6,096,813	—	6,736,498
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.60%	6.10%	85,503	287,515	373,018	689,660	6,853,252	—	7,542,912
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.59%	6.23%	89,628	301,387	391,015	5,873,636	—	—	5,873,636
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.47%	6.47%	77,676	261,195	338,871	5,051,067	—	—	5,051,067
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.16%	6.09%	73,923	248,577	322,500	5,114,463	—	—	5,114,463
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	32.27%	6.16%	—	—	—	—	—	—	—
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.06%	6.06%	97,652	235,722	333,374	616,363	1,789,469	5,500,435	7,906,267

								12-2010
Taxpayer						Effective	Nominal	Current			Non-current
ID No, (RUT)	Company	Country	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Ampla	Brazil	BONDS	Brazil	Reais	9.56%	9.56%	5,058,194	66,186,606	71,244,800	115,328,463	32,291,490	—	147,619,953
Foreign	Codensa	Colombia	B5	Colombia	CPs	32.27%	8.00%	34,864,627	14,808,827	49,673,454	—	—	—	—
Foreign	Codensa	Colombia	B8	Colombia	CPs	9.61%	8.51%	1,305,256	4,341,394	5,646,650	60,819,262	—	—	60,819,262
Foreign	Codensa	Colombia	B102	Colombia	CPs	8.81%	7.77%	700,056	2,328,447	3,028,503	—	—	94,695,348	94,695,348
Foreign	Codensa	Colombia	B502	Colombia	CPs	6.34%	6.21%	128,474	427,314	555,788	8,288,014	—	—	8,288,014
Foreign	Codensa	Colombia	B503	Colombia	CPs	6.48%	6.37%	333,765	1,110,132	1,443,897	21,659,750	19,672,953	—	41,332,703
Foreign	Codensa	Colombia	B503	Colombia	CPs	9.29%	8.17%	378,323	1,258,334	1,636,657	21,257,241	—	—	21,257,241
Foreign	Codensa	Colombia	B102	Colombia	CPs	8.62%	7.50%	1,124,031	3,738,624	4,862,655	—	36,313,095	80,644,446	116,957,541
Foreign	Codensa	Colombia	B103	Colombia	CPs	8.81%	7.75%	380,204	1,264,592	1,644,796	—	—	26,883,291	26,883,291
Foreign	Codensa	Colombia	B304	Colombia	CPs	6.50%	5.13%	251,482	836,452	1,087,934	—	—	20,546,246	20,546,246
Foreign	Codensa	Colombia	B604	Colombia	CPs	7.42%	6.03%	536,552	1,784,618	2,321,170	—	—	—	—
Foreign	Coelce	Brazil	Itaú	Brazil	Reais	10.47%	10.47%	846,422	26,202,959	27,049,381	—	—	—	—
Foreign	Coelce	Brazil	Santander	Brazil	Reais	13.57%	13.57%	1,599,259	5,319,276	6,918,535	39,679,680	16,650,013	—	56,329,693
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.32%	6.31%	4,162,360	—	4,162,360	—	—	—	—
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.31%	6.28%	66,273	220,431	286,704	528,747	1,293,774	5,217,004	7,039,525
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.28%	6.17%	65,396	217,512	282,908	521,745	1,276,641	4,424,723	6,223,109
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.75%	6.11%	56,693	188,567	245,260	452,314	3,464,092	—	3,916,406
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.50%	5.92%	68,242	226,979	295,221	4,482,746	—	—	4,482,746
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.44%	6.17%	67,586	224,796	292,382	4,524,506	—	—	4,524,506
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.63%	6.33%	69,554	231,344	300,898	4,557,650	—	—	4,557,650
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.19%	5.97%	269,406	4,353,667	4,623,073	626,739	—	5,590,323	6,217,062
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.48%	6.06%	75,208	250,147	325,355	428,296	—	3,383,243	3,811,539
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	9.19%	6.44%	103,734	345,028	448,762	600,026	1,468,183	7,663,880	9,732,089
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	7.94%	7.78%	75,334	250,569	325,903	601,038	1,470,659	4,120,651	6,192,348
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	7.27%	7.13%	53,683	178,554	232,237	532,248	846,573	5,665,215	7,044,036
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.76%	6.63%	78,556	261,284	339,840	567,661	—	5,504,523	6,072,184
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.12%	6.00%	71,151	236,654	307,805	608,863	—	6,169,906	6,778,769
Foreign	Edegel	Peru	BANCO SCOTIABANK	Peru	US$	6.60%	6.10%	76,315	253,831	330,146	827,616	4,892,958	—	5,720,574
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.59%	6.23%	78,364	260,646	339,010	625,209	4,767,047	—	5,392,256
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.47%	6.47%	67,914	225,888	293,802	4,639,193	—	—	4,639,193
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	6.16%	6.09%	64,633	214,975	279,608	164,402	—	—	164,402
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	Soles	32.27%	6.16%	77,560	5,057,591	5,135,151	—	—	—	—
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	6.06%	6.06%	66,712	221,891	288,603	13,746,666	—	—	13,746,666

f.             Secured and unsecured liabilities by company

								12-2011
						Effective	Nominal	Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	32.27%	5.79%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Military / Police pension fund	Peru	Soles	5.45%	5.44%	63,823	214,613	278,436	5,077,124	—	—	5,077,124
Foreign	Edelnor	Peru	FCR - Macrofund	Peru	Soles	6.44%	1.27%	76,203	256,244	332,447	5,180,728	—	—	5,180,728
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Soles	6.48%	6.48%	151,944	510,933	662,877	10,342,337	—	—	10,342,337
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Soles	32.27%	0.48%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	14.00%	14.00%	126,147	424,187	550,334	1,017,494	—	5,991,693	7,009,187
Foreign	Edelnor	Peru	Retirement Insurance fund for Noncommissioned Officers and Specialists - Fosersoe	Peru	Soles	7.44%	7.31%	107,277	360,734	468,011	865,289	2,512,167	6,209,886	9,587,342
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.88%	7.31%	15,147	821,547	836,694	—	—	—	—
Foreign	Edelnor	Peru	Social Health Insurance - Essalud	Peru	Soles	7.57%	7.56%	54,563	183,474	238,037	2,962,950	—	—	2,962,950
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	8.17%	7.56%	70,593	237,379	307,972	569,399	4,271,435	—	4,840,834
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.23%	7.22%	52,086	175,146	227,232	420,122	3,482,779	—	3,902,901
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Soles	7.06%	7.06%	62,548	210,325	272,873	504,506	4,816,026	—	5,320,532
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	8.01%	7.06%	104,593	351,709	456,302	843,643	—	6,430,925	7,274,568
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	6.67%	6.66%	48,033	161,519	209,552	3,034,955	—	—	3,034,955
Foreign	Edelnor	Peru	FCR - Macrofund	Peru	Soles	5.70%	5.69%	3,926,418	—	3,926,418	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	5.91%	5.69%	56,814	191,045	247,859	458,259	3,910,505	—	4,368,764
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	5.97%	5.91%	7,975,989		7,975,989	—	—	—	—
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Soles	6.94%	5.97%	133,328	448,335	581,663	1,075,419	8,019,674	—	9,095,093
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	6.94%	6.94%	6,065,488	—	6,065,488	—	—	—	—
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	6.85%	6.56%	98,656	6,111,343	6,209,999	—	—	—	—
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.13%	5.94%	68,516	230,393	298,909	552,643	5,457,537	—	6,010,180
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	6.29%	5.94%	60,381	203,039	263,420	3,893,541	—	—	3,893,541
Foreign	Edelnor	Peru	Mapfre Peru Cia de Seguros	Peru	Soles	6.82%	6.28%	81,845	275,214	357,059	5,284,017	—	—	5,284,017
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.13%	6.81%	85,597	287,833	373,430	690,422	5,790,825	—	6,481,247
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	32.27%	7.13%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.72%	7.50%	111,264	374,141	485,405	—	—	6,004,573	6,004,573
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	8.32%	7.72%	51,945	2,662,041	2,713,986	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	32.27%	8.25%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	32.27%	7.81%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	7.82%	7.81%	4,936,463	—	4,936,463	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	7.91%	7.91%	6,276,791	—	6,276,791	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	8.07%	6.56%	96,506	324,515	421,021	778,412	—	4,863,685	5,642,097
Foreign	Edelnor	Peru	Fondo Mi Vivienda	Peru	Soles	6.57%	6.56%	92,948	312,552	405,500	—	—	6,177,926	6,177,926
Foreign	Edelnor	Peru	Atlantic Security Bank	Peru	Soles	7.07%	6.16%	101,873	342,563	444,436	821,704	—	7,348,002	8,169,706
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.45%	7.44%	63,749	214,363	278,112	514,191	3,917,515	—	4,431,706
Foreign	Edesur	Argentina	oeds7	Argentina	Ar$	11.74%	8.00%	116,551	4,100,169	4,216,720	—	—	—	—
Foreign	Emgesa	Colombia	B10 Bonds	Colombia	CPs	32.27%	7.05%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	A-10 Bonds	Colombia	CPs	8.22%	7.21%	1,150,327	3,868,134	5,018,461	9,278,465	—	56,536,718	65,815,183
Foreign	Emgesa	Colombia	B-103 Bonds	Colombia	CPs	9.97%	5.11%	1,129,556	3,798,288	4,927,844	9,110,927	—	62,840,794	71,951,721
Foreign	Emgesa	Colombia	A102 Bonds	Colombia	CPs	8.13%	6.34%	216,825	729,104	945,929	1,748,896	10,768,120	—	12,517,016
Foreign	Emgesa	Colombia	A2-5 Bonds	Colombia	CPs	5.43%	4.83%	179,093	602,226	781,319	14,001,389	—	—	14,001,389
Foreign	Emgesa	Colombia	B105 Bonds	Colombia	CPs	9.27%	4.83%	569,828	1,916,126	2,485,954	28,105,888	—	—	28,105,888
Foreign	Emgesa	Colombia	B105 Bonds	Colombia	CPs	9.13%	5.33%	1,328,332	4,466,698	5,795,030	10,714,236	84,115,563	—	94,829,799
Foreign	Emgesa	Colombia	A5 Bonds	Colombia	CPs	32.27%	7.77%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	B9 Bonds	Colombia	CPs	32.27%	6.07%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	B104 Bonds	Colombia	CPs	9.28%	7.94%	989,794	3,328,320	4,318,114	7,983,617	—	65,971,663	73,955,280
Foreign	Emgesa	Colombia	B104 Bonds	Colombia	CPs	9.80%	9.80%	354,285	1,191,331	1,545,616	2,857,637	8,296,492	21,943,442	33,097,571
Foreign	Emgesa	Colombia	C10 Bonds	Colombia	CPs	32.27%	8.14%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	E105-5 Bonds	Colombia	CPs	9.33%	9.27%	556,858	1,872,513	2,429,371	4,491,583	13,040,277	28,416,894	45,948,754
Foreign	Emgesa	Colombia	B1 Bonds	Colombia	CPs	10.17%	7.76%	4,386,227	14,749,291	19,135,518	35,379,018	—	310,816,486	346,195,504
Foreign	Emgesa	Colombia	Commercial papers	Colombia	CPs	10.17%	4.00%	610,366	2,052,440	2,662,806	4,923,173	—	43,251,722	48,174,895
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-1	USA	US$	7.88%	7.88%	703,310	2,364,976	3,068,286	5,672,852	16,469,819	84,974,171	107,116,842
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-2	USA	US$	8.27%	7.33%	2,204,773	7,413,852	9,618,625	17,783,553	51,630,453	177,679,777	247,093,783
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-3	USA	US$	9.21%	8.13%	2,384,734	8,018,994	10,403,728	19,235,104	109,486,718	—	128,721,822
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile — 264 Series-F	Chile	U.F.	10.59%	6.20%	31,321,953	—	31,321,953	—	—	—	—
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.95%	8.35%	4,635,971	15,589,088	20,225,059	218,659,499	—	—	218,659,499
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.74%	8.63%	457,603	1,538,753	1,996,356	3,690,997	10,715,959	162,562,141	176,969,097
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile — 317 Series-H	Chile	U.F.	10.66%	6.20%	2,124,125	11,532,964	13,657,089	24,422,163	58,670,925	66,097,899	149,190,987
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile — 318 Series-K	Chile	U.F.	7.85%	3.80%	1,746,368	5,872,402	7,618,770	14,086,088	40,895,714	145,246,623	200,228,425
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile — 522 Series-M	Chile	U.F.	8.95%	4.75%	4,973,783	16,725,028	21,698,811	40,118,205	136,748,818	305,217,831	482,084,854
94,271,000-3	Enersis	Chile	Yankee bonds 2016	USA	US$	7.71%	7.40%	2,492,775	8,382,298	10,875,073	20,106,557	158,089,452	—	178,196,009
94,271,000-3	Enersis	Chile	Yankee bonds 2026	USA	US$	6.88%	6.60%	7,638	25,685	33,323	61,611	178,874	660,104	900,589
94,271,000-3	Enersis	Chile	Yankee bonds 2014	USA	US$	7.68%	7.38%	9,552,437	5,637,390	15,189,827	195,829,642	—	—	195,829,642
94,271,000-3	Enersis	Chile	UF 269 Bonds	Chile	U.F.	10.36%	5.75%	837,156	5,068,678	5,905,834	10,912,682	27,372,736	11,324,847	49,610,265

			Total					125,993,266	315,961,506	441,954,772	1,090,734,784	1,223,629,768	1,706,968,022	4,021,332,574

								12-2010
						Effective	Nominal	Current			Non-current
Taxpayer ID No, (RUT)	Company	Country	Financial Institution	Country	Currency	Interest Rate	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Edegel	Peru	BANCO CONTINENTAL	Peru	US$	32.27%	5.79%	—	—	—	429,592	—	—	429,592
Foreign	Edelnor	Peru	Military / Police pension fund	Peru	Soles	5.45%	5.44%	53,845	179,094	232,939	429,592	7,737,244	—	8,166,836
Foreign	Edelnor	Peru	FCR - Macrofund	Peru	Soles	6.44%	1.27%	64,056	213,056	277,112	511,056	4,027,619	—	4,538,675
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Soles	6.48%	6.48%	127,846	425,227	553,073	1,019,989	8,041,180	—	9,061,169
Foreign	Edelnor	Peru	Rimac Internacional Cia de Seguros	Peru	Soles	32.27%	0.48%	815,693	—	815,693	—	—	—	—
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	14.00%	14.00%	110,243	366,678	476,921	879,547	5,838,330	—	6,717,877
Foreign	Edelnor	Peru	Retirement Insurance fund for Noncommissioned Officers and Specialists — Fosersoe	Peru	Solses	7.44%	7.31%	3,352,913	—	3,352,913	—	—	—	—
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.88%	7.31%	13,176	43,824	57,000	719,004	—	—	719,004
Foreign	Edelnor	Peru	Social Health Insurance - Essalud	Peru	Soles	7.57%	7.56%	47,638	158,449	206,087	—	2,752,371	—	2,752,371
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	8.17%	7.56%	61,654	205,067	266,721	491,892	3,713,379	—	4,205,271
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.23%	7.22%	45,473	151,246	196,719	362,794	3,026,055	—	3,388,849
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Soles	7.06%	7.06%	3,371,548	—	3,371,548	—	—	—	—
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	8.01%	7.06%	91,381	303,942	395,323	729,064	1,836,652	—	2,565,716
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	6.67%	6.66%	41,929	139,461	181,390	—	2,791,758	—	2,791,758
Foreign	Edelnor	Peru	FCR - Macrofund	Peru	Soles	5.70%	5.69%	47,769	158,885	206,654	3,379,468	—	—	3,379,468
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	5.91%	5.69%	49,607	164,996	214,603	395,775	3,710,199	—	4,105,974
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	5.97%	5.91%	100,263	333,484	433,747	6,863,872	—	—	6,863,872
Foreign	Edelnor	Peru	AFP Horizonte	Peru	Soles	6.94%	5.97%	116,536	387,610	504,146	929,757	7,552,392	—	8,482,149
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	6.94%	6.94%	82,678	274,994	357,672	—	—	5,217,603	5,217,603
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	6.85%	6.56%	86,221	286,779	373,000	5,342,274	—	—	5,342,274
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.13%	5.94%	3,382,087	—	3,382,087	—	—	—	—
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	6.29%	5.94%	52,756	175,472	228,228	3,577,649	—	—	3,577,649
Foreign	Edelnor	Peru	Mapfre Peru Cia de Seguros	Peru	Soles	6.82%	6.28%	71,523	237,891	309,414	570,628	4,283,441	—	4,854,069
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.13%	6.81%	74,804	248,804	323,608	596,804	—	1,147,374	1,744,178
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	32.27%	7.13%	62,993	3,415,752	3,478,745	—	—	—	—
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	7.72%	7.50%	97,245	323,445	420,690	5,579,682	—	—	5,579,682
Foreign	Edelnor	Peru	AFP Prima	Peru	Soles	8.32%	7.72%	45,381	150,941	196,322	2,331,681	—	—	2,331,681
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	32.27%	8.25%	1,850,054	940,321	2,790,375	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	32.27%	7.81%	83,531	4,519,744	4,603,275	—	—	—	—
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	7.82%	7.81%	99,607	331,302	430,909	5,395,672	—	—	5,395,672
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	7.91%	7.91%	84,342	280,527	364,869	672,899	—	14,378,772	15,051,671
Foreign	Edelnor	Peru	AFP Profuturo	Peru	Soles	8.07%	6.56%	81,231	270,181	351,412	648,082	—	28,621,219	29,269,301
Foreign	Edelnor	Peru	Fondo Mi Vivienda	Peru	Soles	6.57%	6.56%	88,558	294,551	383,109	706,538	—	—	706,538
Foreign	Edelnor	Peru	Atlantic Security Bank	Peru	Soles	7.07%	6.16%	55,355	184,114	239,469	441,633	—	—	441,633
Foreign	Edelnor	Peru	AFP Integra	Peru	Soles	7.45%	7.44%	130,063	432,600	562,663	1,037,675	2,539,051	—	3,576,726
Foreign	Edesur	Argentina	oeds7	Argentina	Ar$	11.74%	8.00%	510,018	9,010,562	9,520,580	4,165,269	—	—	4,165,269
Foreign	Emgesa	Colombia	B10 Bonds	Colombia	CPs	32.27%	7.05%	925,274	46,241,341	47,166,615	—	—	—	—
Foreign	Emgesa	Colombia	A-10 Bonds	Colombia	CPs	8.22%	7.21%	928,950	3,089,767	4,018,717	7,411,403	—	58,531,760	65,943,163
Foreign	Emgesa	Colombia	B-103 Bonds	Colombia	CPs	9.97%	5.11%	—	3,417,457	3,417,457	—	—	59,944,656	59,944,656
Foreign	Emgesa	Colombia	A102 Bonds	Colombia	CPs	8.13%	6.34%	127,910	425,441	553,351	1,020,502	—	—	1,020,502
Foreign	Emgesa	Colombia	A2-5 Bonds	Colombia	CPs	5.43%	4.83%	920,115	3,060,381	3,980,496	7,340,914	—	12,326,963	19,667,877
Foreign	Emgesa	Colombia	B105 Bonds	Colombia	CPs	9.27%	4.83%	631,089	16,269,543	16,900,632	—	—	—	—
Foreign	Emgesa	Colombia	B105 Bonds	Colombia	CPs	9.13%	5.33%	525,615	1,748,240	2,273,855	4,193,491	23,479,236	—	27,672,727
Foreign	Emgesa	Colombia	A5 Bonds	Colombia	CPs	32.27%	7.77%	1,870,289	2,803,288	4,673,577	8,619,110	74,169,812	—	82,788,922
Foreign	Emgesa	Colombia	B9 Bonds	Colombia	CPs	32.27%	6.07%	454,112	1,510,415	1,964,527	3,623,022	8,865,052	27,196,423	39,684,497
Foreign	Emgesa	Colombia	B104 Bonds	Colombia	CPs	9.28%	7.94%	774,134	2,574,836	3,348,970	6,176,240	15,112,435	42,007,978	63,296,653
Foreign	Emgesa	Colombia	B104 Bonds	Colombia	CPs	9.80%	9.80%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	C10 Bonds	Colombia	CPs	32.27%	8.14%	278,613	926,691	1,205,304	2,222,846	5,439,008	20,133,297	27,795,151
Foreign	Emgesa	Colombia	E105-5 Bonds	Colombia	CPs	9.33%	9.27%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	B1 Bonds	Colombia	CPs	10.17%	7.76%	—	—	—	—	—	—	—
Foreign	Emgesa	Colombia	Commercial papers	Colombia	CPs	10.17%	4.00%	180,638	17,507,497	17,688,135	—	—	—	—
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-1	USA	US$	7.88%	7.88%	3,258,258	—	3,258,258	—	—	133,240,165	133,240,165
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-2	USA	US$	8.27%	7.33%	1,800,577		1,800,577	—	—	67,013,806	67,013,806
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon — First Issue S-3	USA	US$	9.21%	8.13%	1,995,692	6,202,409	8,198,101	—	—	14,515,600	14,515,600
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile - 264 Series-F	Chile	U.F.	10.59%	6.20%	1,277,966	2,083,536	3,361,502	6,435,714	19,069,273	23,877,508	49,382,495
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.95%	8.35%	—	13,893,834	13,893,834	86,790,375	143,546,561	157,010,138	387,347,074
91,081,000-6	Endesa Chile	Chile	The Bank of New York Mellon - 144 - A	USA	US$	8.74%	8.63%	3,450,641	10,287,028	13,737,669	186,924,716	110,135,092	—	297,059,808
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile - 317 Series-H	Chile	U.F.	10.66%	6.20%	1,436,610	10,440,417	11,877,027	21,414,704	53,101,972	61,491,208	136,007,884
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile - 318 Series-K	Chile	U.F.	7.85%	3.80%	1,284,413	4,272,071	5,556,484	10,247,385	25,073,983	131,684,135	167,005,503
91,081,000-6	Endesa Chile	Chile	Banco Santander Chile - 522 Series-M	Chile	U.F.	8.95%	4.75%	3,759,700	12,505,089	16,264,789	29,995,867	73,395,881	304,052,705	407,444,453
94,271,000-3	Enersis	Chile	Yankee bonds 2016	USA	US$	7.71%	7.40%	2,270,849	7,553,041	9,823,890	—	—	143,190,238	143,190,238
94,271,000-3	Enersis	Chile	Yankee bonds 2026	USA	US$	6.88%	6.60%	6,958	23,144	30,102	55,516	135,840	622,407	813,763
94,271,000-3	Enersis	Chile	Yankee bonds 2014	USA	US$	7.68%	7.38%	7,443,894	6,277,688	13,721,582	25,305,631	175,387,549	—	200,693,180
94,271,000-3	Enersis	Chile	UF 269 Bonds	Chile	U.F.	10.36%	5.75%	715,315	4,441,788	5,157,103	9,638,634	16,803,785	21,067,115	47,509,534

			Total					104,988,948	345,191,870	450,180,818	771,692,033	925,972,628	1,597,779,869	3,295,444,530

c)             Financial lease obligations

g.             Financial lease obligations by company

								12-2011
Taxpayer			Financial					Current			Non-Current
ID No, (RUT)	Company	Country	Institution ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 Days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- Current
91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.40%	567,586	1,900,568	2,468,154	4,556,135	12,220,275	10,867,880	27,644,290
Foreign	Edegel	Peru	Foreign	Scotiabank	Peru	US$	5.16%	2,137,134	6,953,795	9,090,929	11,858,222	27,292,271	—	39,150,493
96,830,980-3	GasAtacama	Chile	96,976,410-5	Gasred S.A.	Chile	US$	9.38%	—	—	—	—	—	—	—
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Soles	6.40%	1,178,706	3,660,137	4,838,843	2,604,306	—	—	2,604,306
Foreign	Edesur	Argentina	Foreign	COMAFI	Argentina	Ar$	3.54%	170,578	411,253	581,831	673,700	—	—	673,700

			Total					4,054,004	12,925,753	16,979,757	19,692,363	39,512,546	10,867,880	70,072,789

								12-2010
Taxpayer			Financial					Current			Non-current
ID No, (RUT)	Company	Country	Institution ID No.	Financial Institution	Country	Currency	Nominal Interest Rate	Less than 90 Days	More than 90 Days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- Current
91,081,000-6	Endesa Chile	Chile	87,509,100-K	Leasing Abengoa Chile	Chile	US$	6.40%	514,759	1,713,147	2,227,906	4,107,030	10,200,414	11,875,674	26,183,118
Foreign	Edegel	Peru	Foreign	Scotiabank	Peru	US$	5.16%	2,204,779	6,628,821	8,833,600	14,084,254	30,098,142	—	44,182,396
96,830,980-3	GasAtacama	Chile	96,976,410-5	Gasred S.A.	Chile	US$	9.38%	65,489	195,946	261,435	—	—	—	—
Foreign	Edelnor	Peru	Foreign	BBVA	Peru	Soles	6.40%	450,157	909,184	1,359,341	2,470,766	—	—	2,470,766
Foreign	Edesur	Argentina	Foreign	COMAFI	Argentina	Ar$	3.54%	174,909	581,159	756,068	917,985	225,762	—	1,143,747

			Total					3,410,093	10,028,257	13,438,350	21,580,035	40,524,318	11,875,674	73,980,027

d)            Other  Liabilities

h.             Other liabilities by company

								12-2011
Taxpayer			Financial				Nominal	Current			Non-current
ID No, (RUT)	Company	Country	Institution ID No,	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	16.08%	14,958,554	10,030,787	24,989,341	32,747,272	24,243,194	—	56,990,466
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	16.08%	2,296,618	67,527	2,364,145	161,976	1,139,597	—	1,301,573
Foreign	Endesa Costanera	Argentina	Foreign	Other	Argentina	Ar$	17.17%	547,198	884,765	1,431,963	—	—	—	—
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	9.90%	—	3,930,734	3,930,734	—	—	—	—
Foreign	Endesa Brasil	Brazil	Foreign	IFC	Brazil	US$	24.09%	—	—	—	—	—	—	—
96,830,980-3	Inversiones GasAtacama Holding	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	10,193,375	—	10,193,375	—	—	—	—

			Total					27,995,745	14,913,813	42,909,558	32,909,248	25,382,791	—	58,292,039

								12-2010
Taxpayer			Financial				Nominal	Current			Non-current
ID No, (RUT)	Company	Country	Institution ID No,	Financial Institution	Country	Currency	Interest Rate	Less than 90 days	More than 90 days	Total Current	One to Three Years	Three to Five Years	More than Five Years	Total Non- current
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (secured debt)	Argentina	US$	16.08%	9,372,718	10,439,827	19,812,545	28,222,904	26,997,497	—	55,220,401
Foreign	Endesa Costanera	Argentina	Foreign	Mitsubishi (unsecured debt)	Argentina	US$	16.08%	56,194	1,181,656	1,237,850	1,164,650	1,117,531	—	2,282,181
Foreign	Endesa Costanera	Argentina	Foreign	Other	Argentina	Ar$	17.17%	968,330	1,855,135	2,823,465	866,537	—	—	866,537
96,827,970-K	Endesa Eco	Chile	96,601,250-1	Inversiones Centinela S.A.	Chile	US$	9.90%	—	—	—	12,395,250	—	—	12,395,250
Foreign	Endesa Brasil	Brazil	Foreign	IFC	Brazil	US$	24.09%	51,831,581	—	51,831,581	—	—	—	—
96,830,980-3	Inversiones GasAtacama Holding	Chile	96,963,440-6	SC GROUP	Chile	US$	7.50%	—	—	—	—	—	—	—

			Total					62,228,823	13,476,618	75,705,441	42,649,341	28,115,028	—	70,764,369

APPENDIX No. 5 ASSETS AND LIABILITIES IN FOREIGN CURRENCIES:

This appendix forms an integral part of the Enersis financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

			12-31-2011	12-31-2010
	Foreign Currency	Functional Currency	ThCh$	ThCh$
ASSETS
CURRENT ASSETS

Cash and cash equivalents			42,323,083	66,329,098
	U.S. dollar	Chilean peso	22,805,258	46,804,371
	U.S. dollar	Colombian peso	5,634	6,004
	U.S. dollar	Peruvian sol	3,201,968	1,234,825
	U.S. dollar	Argentine peso	16,310,223	18,283,898

Trade and other current receivables			10,100,793	17,592,080
	U.S. dollar	Chilean peso	10,100,793	17,592,080

Accounts receivable from related companies			379,862	563,614
	U.S. dollar	Chilean peso	379,862	563,614
Total current assets other than assets classified as held for sale and discontinued operations			52,803,738	84,484,792
TOTAL CURRENT ASSETS			52,803,738	84,484,792
NON-CURRENT ASSETS
Investments accounted for using equity method			9,733,400	2,887,460
	U.S. dollar	Chilean peso	9,733,400	2,887,460

Goodwill			477,068,142	488,403,515
	Brazilian real	Peruvian sol	10,361,690	10,502,214
	Brazilian real	Chilean peso	313,990,020	327,477,479
	Colombian peso	Chilean peso	11,589,629	7,348,467
	Peruvian sol	Chilean peso	128,304,143	118,949,428
	Argentine peso	Chilean peso	12,822,660	24,125,927
TOTAL NON-CURRENT ASSETS			486,801,542	491,290,975
TOTAL ASSETS			539,605,280	575,775,767

			12-31-2011							12-31-2010
			Current Liabilities			Non-current Liabilities				Current Liabilities			Non-current Liabilities
	Foreign	Functional	Up to 90 days	91 days to 1 year	Total	1 to 3 years	3 to 5 years	More than 5 years	Total	Up to 90 days	91 days to 1 year	Total	1 to 3 years	3 to 5 years	More than 5 years	Total
	Currency	Currency	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current	ThCh$	ThCh$	Current	ThCh$	ThCh$	ThCh$	Non-current

Other current financial liabilities	U.S. dollar		50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750	93,267,733	137,235,543	230,503,276	419,645,875	622,867,495	537,908,172	1,580,421,542
	U.S. dollar	Chilean peso	23,913,216	58,161,835	82,075,051	595,227,849	359,668,296	436,744,073	1,391,640,218	21,623,823	65,061,393	86,685,216	318,781,111	523,230,097	467,468,028	1,309,479,236
	U.S. dollar	Brazilian real	644,936	12,599,186	13,244,122	17,532,685	17,877,446	6,352,599	41,762,730	52,596,722	11,617,821	64,214,543	19,990,693	18,600,098	10,681,077	49,271,868
	U.S. dollar	Peruvian sol	5,801,056	19,711,792	25,512,848	35,378,771	79,518,586	50,698,749	165,596,106	4,532,918	30,789,583	35,322,501	47,472,662	52,922,272	59,759,067	160,154,001
	U.S. dollar	Argentine peso	19,914,191	19,534,795	39,448,986	50,051,842	26,994,854	—	77,046,696	14,514,270	29,766,746	44,281,016	33,401,409	28,115,028	—	61,516,437

TOTAL LIABILITIES			50,273,399	110,007,608	160,281,007	698,191,147	484,059,182	493,795,421	1,676,045,750	93,267,733	137,235,543	230,503,276	419,645,875	622,867,495	537,908,172	1,580,421,542

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

Following are the Enersis separate statements of financial position as of December 31, 2011 and 2010 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, have been prepared in accordance with International Financial Reporting Standards.

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2011 and 2010

(In thousands of Chilean pesos - ThCh$)

	12-31-2011	12-31-2010
	ThCh$	ThCh$

ASSETS
CURRENT ASSETS
Cash and cash equivalents	328,709,300	62,696,278
Other current non-financial assets	432,477	189,330
Trade and other current receivables	5,307,457	2,516,969
Accounts receivable from related companies	45,295,153	39,517,364
Inventories	5,651,622	4,928,358
Current tax assets	10,746,284	9,628,948
Total current assets other than assets classified as held for sale and discontinued operations	396,142,293	119,477,247

Non-current assets classified as held for sale and discontinued operations	—	2,756,706

TOTAL CURRENT ASSETS	396,142,293	122,233,953

NON-CURRENT ASSETS
Other non-current financial assets	20,793,960	29,461,230
Non-current receivables	—	146,500,704
Investments in subsidiaries and associates companies	2,407,743,084	2,563,742,088
Intangible assets other than goodwill	1,848,204	1,225,648
Property, plant and equipment, net	6,831,258	7,186,515
Deferred tax assets	39,818,448	42,203,457

TOTAL NON-CURRENT ASSETS	2,477,034,954	2,790,319,642

TOTAL ASSETS	2,873,177,247	2,912,553,595

ENERSIS S.A.

Separate Statement of Financial Position

At December 31, 2011 and 2010

(In thousands of Chilean pesos - ThCh$)

	12-31-2011 ThCh$	12-31-2010 ThCh$

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Other current financial liabilities	12,336,371	11,755,506
Trade and other current payables	49,990,132	63,408,992
Accounts payable to related companies	79,076,032	111,156,625
Other current provisions	13,485,579	14,443,439
Current tax liabilities	302,633	194,195
Current provisions for employee benefits		—
Other current non-financial liabilities	341,616	156,045
Total current liabilities other than those associated with current assets classified as held for sale and discontinued operations	155,532,363	201,114,802

Liabilities associated with current assets classified as held for sale and discontinued operations		—

TOTAL CURRENT LIABILITIES	155,532,363	201,114,802

NON-CURRENT LIABILITIES
Other non-current financial liabilities	553,642,026	550,938,961
Deferred tax liabilities	1,833,765	2,092,367
Non-current provisions for employee benefits	5,359,699	5,229,738

TOTAL NON-CURRENT LIABILITIES	560,835,490	558,261,066

TOTAL LIABILITIES	716,367,853	759,375,868

EQUITY
Issued capital	2,824,882,835	2,824,882,835
Retained earnings	486,707,243	495,967,789
Share premium	158,759,648	158,759,648
Other reserves	(1,313,540,332)	(1,326,432,545)

TOTAL EQUITY	2,156,809,394	2,153,177,727

TOTAL LIABILITIES AND EQUITY	2,873,177,247	2,912,553,595

ENERSIS S.A.

Separate Statement of Comprehensive Income

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos - ThCh$)

	2011 ThCh$	2010 ThCh$	2009 ThCh$
STATEMENT OF COMPREHENSIVE INCOME
Dividends from a subsidiaries and Associates	400,034,628	249,037,939	204,489,046
Other operating income	14,504,696	15,184,438	14,987,498
Total Revenues	414,539,324	264,222,377	219,476,544

Raw materials and consumable used	(14,798,705)	(3,802,716)	—
Contribution Margin	399,740,619	260,419,661	219,476,544
Employee benefits expense	(16,713,154)	(16,829,950)	(14,061,411)
Depreciation and amortization expense	(1,050,299)	(933,976)	(1,118,649)
Impairment loss recognized in the year’s profit or loss	(149,027,067)	—	—
Other miscellaneous operating expenses	(12,833,294)	(13,734,299)	(12,595,192)
Operating Income	220,116,805	228,921,436	191,701,292

Profit (Loss) on derecognition of available-for-sale financial assets	22,793,523	—	15,997,454
Financial cost	(29,348,484)	(30,590,442)	(25,661,743)
Foreign currency exchange differences	6,580,169	(13,591,211)	(55,209,234)
Profit (loss) for indexed assets and liabilities	(19,881,258)	(12,195,357)	12,192,704
Net Income Before Tax	200,260,755	172,544,426	139,020,473
Income Tax	470,914	6,031,074	33,886,710
Net Income from Continuing Operations	200,731,669	178,575,500	172,907,183
Net Income from discontinued operations		—	—
NET INCOME	200,731,669	178,575,500	172,907,183

Components of other comprehensive income, before taxes
Gains (losses) on cash flow hedge	15,532,787	1,695,814	(39,016,540)
Actuarial gain (loss) on defined benefit plans	(127,086)	73,634	(974,288)
Total components of other comprehensive income, before taxes	15,405,701	1,769,448	(39,990,828)

Income tax related to components of other comprehensive income
Income tax related to cash flow hedge	(2,640,574)	(288,289)	6,610,405
Income tax related to defined benefit plans	21,605	(12,518)	165,629
Total income tax	(2,618,969)	(300.807)	6,776,034

Total Other Comprehensive Income	12,786,732	1,468,641	(33,214,794)
TOTAL COMPREHENSIVE INCOME	213,518,401	180,044,141	139,692,389

ENERSIS S.A.

Separate Statement of Changes in Equity

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos - ThCh$)

			Changes in other reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity

Equity at beginning of period 01/01/2011	2,824,882,835	158,759,648	(28,319,646)		(1,298,112,899)	(1,326,432,545)	495,967,789	2,153,177,727
Changes in equity
Comprehensive income			12,892,213	(105,481)		12,786,732	200,731,669	213,518,401
Net income							200,731,669	200,731,669
Other comprehensive income			12,892,213	(105,481)		12,786,732		12,786,732
Comprehensive Income
Dividends							(209,886,734)	(209,886,734)
Increase (decrease) through transfers and other changes				105,481		105,481	(105,481)	—
Total changes in equity			12,892,213	—		12,892,213	(9,260,546)	3,631,667
Equity at end of year 31/12/2011	2,824,882,835	158,759,648	(15.427.433)	—	(1,298,112,899)	(1,313,540,332)	486,707,243	2,156,809,394

			Changes in other reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity

Equity at beginning of period 01/01/2010	2,824,882,835	158,759,648	(29,727,171)	—	(1,298,112,899)	(1,327,840,070)	496,953,186	2,152,755,599
Changes in equity								—
Comprehensive income	—	—	1,407,525	61,116	—	1,468,641	178,575,500	180,044,141
Net income							178,575,500	178,575,500
Other comprehensive income			1,407,525	61,116		1,468,641		1,468,641
Comprehensive Income								—
Dividends							(179,622,013)	(179,622,013)
Increase (decrease) through transfers and other changes				(61,116)	—	(61,116)	61,116	—
Total changes in equity	—	—	1,407,525	—	—	1,407,525	(985,397)	422,128

Equity at end of year 31/12/2010	2,824,882,835	158,759,648	(28,319,646)	—	(1,298,112,899)	(1,326,432,545)	495,967,789	2,153,177,727

ENERSIS S.A.

Separate Statement of Changes in Equity

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos - ThCh$)

			Changes in others reserves
Statement of Changes in Equity, Net	Issued capital	Share Premium	Reserve of cash flow hedge	Reserve of actuarial gains or losses on defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Total Equity

Equity at beginning of year 01/01/2009	2,824,882,835	158,759,648	2,678,964	—	(1,298,112,899)	(1,295,433,935)	552,784,987	2,240,993,535
Changes in equity								—
Comprehensive income	—	—	(32,406,135)	(808,659)	—	(33,214,794)	172,907,183	139,692,389
Net income							172,907,183	172,907,183
Other comprehensive income			(32,406,135)	(808,659)		(33,214,794)		(33,214,794)
Comprehensive Income								—
Dividends							(227,842,344)	(227,842,344)
Increase (decrease) through transfers and other changes				808,659	—	808,659	(896,640)	(87,981)
Total changes in equity	—	—	(32,406,135)	—	—	(32,406,135)	(55,831,801)	(88,237,936)
Equity at end of year 31/12/2009	2,824,882,835	158,759,648	(29.727.171)	—	(1,298,112,899	(1,327,840,070)	496,953,186	2,152,755,599

ENERSIS S.A.

Separate Statement of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos - ThCh$)

	2011	2010	2009
Indirect Statement of Cash Flow	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Net Income	200,731,669	178,575,500	172,907,183

Adjustments to reconcile net income
Dividend income	(381,119,694)	(244,247,700)	(204,489,046)
Adjustments for income tax expense	(470,914)	(6,031,074)	(33,886,710)
Adjustments for depreciation and amortization expense	1,050,299	933,976	1,118,649
loss (impairment loss) recognized in the year’s profit or loss	149,027,067	—	—
Loss (gain) on sales of non-current assets not held for sale	(22,793,523)	—	(15,997,454)
Adjustments for decrease (increase) in trade accounts receivable	(4,025,010)	2,215,824	(1,420,929)
Adjustments for decrease (increase) in other operating receivables (*)	(11,590,639)	6,145,572	32,600,464
Adjustments for increase (decrease) in trade accounts payable	(14,364,828)	(3,043,769)	(32,444,127)
Adjustments for increase (decrease) in other operating payables (*)	52,425,061	15,155,991	20,146,477

Total adjustments to reconcile net income	(231,862,181)	(228,871,180)	(234,372,676)

Net cash flows provided by (used in) other operating activities	(15,196,733)	(18,450,371)	(15,213,356)
Income tax refund (paid)	636,356	419,096	629,778
Other cash inflows (outflows) (**)	(15,833,089)	(18,869,467)	(15,843,134)

Net cash flows from (used in) operating activities	(46,327,245)	(68,746,051)	(76,678,849)

Cash flows from (used in) investing activities
Proceeds from the sale of Other Financial Assets	31,486,668	—	27,081,403
Other cash flows provided by (used in) investing activities	161,163,996	17,031,549	89,147,305
Proceeds from dividends received classified for investing purposes	374,143,660	211,194,885	289,576,311
Purchase of property, plant and equipment	(700,846)	(236,768)	(499,384)
Investments in subsidiaries	—	—	(81,549,336)
Loans to related companies	(2,067,881)	(821,636)	(4,074,609)
Other investment disbursements	—	(6,356,992)	(28,801,680)
Net cash flows from (used in) investing activities	564,025,597	220,811,038	290,880,010

Cash flows from (used in) financing activities
Proceeds from loans obtained		—	36,500,000
Proceeds from loans from related companies		5,536,031	9,363,881
Repayments of borrowings	(1,943,349)	(1,585,498)	(148,935,949)
Payments of finance lease liabilities		—	(7,895,140)
Payments from loans to related companies	(7,072,402)
Dividends paid to Non-controlling interests	(95,766,907)	(59,198,027)	(89,894,294)
Dividend paid to shareholders of the parent	(146,902,672)	(61,446,535)	(102,539,559)
Net cash flows from (used in) financing activities	(251,685,330)	(116,694,029)	(303,401,061)

Net Increase (Decrease) in Cash and Cash Equivalents	266,013,022	35,370,958	(89,199,900)

Cash and cash equivalents at beginning of year	62,696,278	27,325,320	116,525,220
Cash and cash equivalents at end of year	328,709,300	62,696,278	27,325,320

(*)              Includes accrued interest.

(**)       Includes interest paid of ThCh$ 25,659,530, ThCh$ 26,402,662 and ThCh$ 32,675,965, respectively.

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

2. Restricted Net Assets

Certain assets of the Parent’s subsidiaries totaling approximately ThCh$1,752,258,811 constitute restricted net assets, as there are contractual, legal or regulatory limitations on transferring such assets outside of the countries where the respective assets are located, or because they constitute undistributed earnings of affiliates of the Parent recorded under the equity method of accounting. As of December 31, 2011 all of the restricted net assets of the Parent’s subsidiaries currently exceed 25% of the consolidated net assets of the Parent and its subsidiaries, thus requiring this Schedule I, “Condensed Financial Information of the Registrant.”