Form 20-F/A
period 2011-12-31
ENERSIS S.A.
filed 2012-10-17
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

EXPLANATORY NOTE

Enersis S.A. (“Enersis” or the “Company”) is filing this amendment to Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F/A”) to correct certain incorrect percentages previously included in our principal independent registered public accounting firm’s audit report on the Company’s 2011 consolidated financial statements, and also in its attestation report regarding our internal control over financial reporting (“ICFR”) as of December 31, 2011.  In its initial reports dated March 28, 2012, our independent registered public accounting firm (Ernst & Young Ltda.), indicated that it did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary), certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (collectively, “Endesa-Chile”), which financial statements were audited by other independent auditors and comprised 32% of consolidated revenues for the year ended December 31, 2011 and 34% of consolidated assets as of December 31, 2011.  Those percentages were incorrect and should have been 16% and 29%, respectively, as reflected in the revised audit and attestation reports included herein.

Additionally, Note 13, Intangible Assets Other Than Goodwill has been amended to provide revised breakdown information.

Except for the amendments described above and the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer, this Form 20-F/A does not modify or update other disclosures in or exhibits to the Company’s Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission on April 5, 2012.

PART III

Item 18.                          Financial Statements

ENERSIS S.A. and Subsidiaries

Item 19.                          Exhibits

Exhibit	Description
1.1	By—laws (Estatutos) of ENERSIS S.A., as amended. (*)
8.1	List of Subsidiaries as of December 31, 2011 (**)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act
12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act (**)
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act

(*)                                 Incorporated by reference to Enersis’ Form 20-F for the year ended December 31, 2009.

(**)                          Previously filed.

We will furnish to the Securities and Exchange Commission, upon request, copies of any not filed instruments that define the rights of stakeholders of Enersis.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

ENERSIS S.A.

By:	/s/ Ignacio Antoñanzas A.
Name: Ignacio Antoñanzas A.
Title: Chief Executive Officer

Date: October 17, 2012.

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

Ernst & Young Chile
Av. Presidente Riesco 5435, piso 4
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated balance sheet of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2011 and the schedule of Enersis S.A.’s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audit. We did not audit the financial statements of Empresa Nacional De Electricidad S.A. (a subsidiary), certain of its subsidiaries, certain of its associates accounted for using equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 29% at December 31, 2011, and total revenues constituting 16% in 2011 of the related consolidated totals.  Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Endesa-Chile, is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of other auditors, the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the related schedule of condensed unconsolidated financial information, when considered in relation to the basic consolidated financial statements, taken as whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 17, 2012 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

Ernst & Young

Santiago, Chile

October 17, 2012

Ernst & Young Chile
Av. Presidente Riesco 5435, piso 4
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, certain of its associates accounted for using equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 29% at December 31, 2011, and total revenues constituting 16% in 2011 of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the  consolidated balance sheets of Enersis S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of income, shareholders’ equity, and cash flows for the year ended December 31, 2011 and the schedule of Enersis S.A.’s condensed unconsolidated financial information and our report dated October 17, 2012 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

Ernst & Young

Santiago, Chile

October 17, 2012

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

	December 31, 2011
Jointly controlled companies	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	10,250,367	115,878,802	7,348,428	1,035,256	—	(4,664,851)	(4,664,851)
Transmisora Eléctrica de Quillota Ltda.	50.00%	1,463,786	10,533,846	298,164	966,978	2,310,668	(1,632,824)	677,844
GasAtacama S.A.	50.00%	93,103,848	314,752,350	77,452,973	45,808,413	260,889,567	(225,125,891)	35,763,676
Distribuidora Eléctrica de Cundinamarca S.A. E.S.P.	48.99%	19,310,231	95,221,154	21,878,731	35,202,359	67,811,590	(61,233,568)	6,578,022

	December 31, 2010
Jointly controlled companies	Ownership Interest %	Current Assets ThCh$	Non-current Assets ThCh$	Current Liabilities ThCh$	Non-current Liabilities ThCh$	Revenues ThCh$	Expenses ThCh$	Profit (Loss) ThCh$
Centrales Hidroeléctricas de Aysén S.A.	51.00%	7,609,649	99,469,947	7,655,622	642,418	—	(7,186,862)	(7,186,862)
Transmisora Eléctrica de Quillota Ltda.	50.00%	3,226,372	9,502,126	1,730,150	943,702	2,122,132	(1,196,978)	925,154
GasAtacama S.A.	50.00%	111,484,190	291,968,048	138,310,532	43,440,220	334,321,296	(294,331,806)	39,989,490
Sistemas Sec S.A. (*)	49.00%	4,948,616	6,402,040	4,057,366	3,793,979	5,420,246	(5,074,838)	345,408
Distribuidora Eléctrica de Cundinamarca S.A. E.S.P.	48.99%	22,106,093	95,012,672	25,746,539	29,366,858	71,377,710	(63,501,842)	7,875,868

(*)                              Company belonging to the CAM Group. See Note 2.4.1 and Note 11.

13.  INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 are detailed as follows:

Intangible Assets, Net	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Net	1,467,398,214	1,452,586,405
Easements and water rights	33,716,526	31,698,726
Concessions	1,369,031,940	1,360,183,077
Development costs	10,282,488	8,741,017
Patents, registered trademarks, and other rights	2,363,933	2,872,877
Computer software	48,745,282	44,247,169
Other identifiable intangible assets	3,258,045	4,843,539

Intangible Assets, Gross	12-31-2011 ThCh$	12-31-2010 ThCh$

Intangible Assets, Gross	2,361,625,560	2,257,171,663
Easements and water rights	40,322,337	38,734,478
Concessions	2,145,097,304	2,045,614,318
Development costs	17,698,378	17,353,688
Patents, registered trademarks, and other rights	9,237,477	9,874,879
Computer software	139,315,361	134,053,309
Other identifiable intangible assets	9,954,703	11,540,991

Accumulated Amortization and Impairment	12-31-2011 ThCh$	12-31-2010 ThCh$

Accumulated Amortization and Impairment, Total	(894,227,346)	(804,585,258)
Easements and water rights	(6,605,811)	(7,035,752)
Concessions	(776,065,364)	(685,431,241)
Development costs	(7,415,890)	(8,612,671)
Patents, registered trademarks, and other rights	(6,873,544)	(7,002,002)
Computer software	(90,570,079)	(89,806,140)
Other identifiable intangible assets	(6,696,658)	(6,697,452)

The reconciliation of the carrying amounts of intangible assets for the 2011 and 2010 fiscal years is as follows:

Year ended December 31, 2011

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2011	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405
Movements in identifiable intangible assets
Additions	2,897,310	500,709	173,836,828	718,039	13,095,987	22,860	191,071,733
Disposals	(813,771)	—	(8,618,410)	—	(182,691)	(20,853)	(9,635,725)
Amortization (*)	(1,044,292)	(341,988)	(88,675,941)	(1,379,500)	(10,797,238)	(442,587)	(102,681,546)
Foreign currency translation differences	517,527	276,864	(17,416,448)	98,355	1,325,759	161,688	(15,036,255)
Other increases (decreases)	(15,303)	1,582,215	(50,277,166)	54,162	1,056,296	(1,306,602)	(48,906,398)
Total movements in identifiable intangible assets	1,541,471	2,017,800	8,848,863	(508,944)	4,498,113	(1,585,494)	14,811,809

Closing balance in identifiable intangible assets at 12/31/2011	10,282,488	33,716,526	1,369,031,940	2,363,933	48,745,282	3,258,045	1,467,398,214

(*)               See Note 28, Depreciation, amortization, and impairment loss.

Year ended December 31, 2010

	Development Costs, Net	Easements and Water Rights, Net	Concessions, Net	Patents, Registered Trademarks, and Other Rights, Net	Computer Software, Net	Other Identifiable Intangible Assets, Net	Intangible Assets, Net
Movements in Intangible Assets	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance at 01/01/2010	8,407,694	31,332,336	1,357,976,679	2,874,809	39,672,214	5,858,513	1,446,122,245
Movements in identifiable intangible assets
Additions	854,638	1,257,221	250,062,078	—	19,185,187	3,201,990	274,561,114
Transfers to (from) non-current assets and disposal groups held for sale	—	—	—	—	(2,176,053)	(216,865)	(2,392,918)
Disposals	—	—	(13,311,084)	—	(121,912)	—	(13,432,996)
Amortization	(1,322)	(370,817)	(94,009,562)	—	(12,177,319)	(4,417,989)	(110,977,009)
Foreign currency translation differences	(243,935)	(320,358)	(35,110,606)	(1,932)	(589,717)	254	(36,266,294)
Other increases (decreases)	(276,058)	(199,656)	(105,424,428)	—	454,769	417,636	(105,027,737)
Total movements in identifiable intangible assets	333,323	366,390	2,206,398	(1,932)	4,574,955	(1,014,974)	6,464,160

Closing balance in identifiable intangible assets at 12/31/2010	8,741,017	31,698,726	1,360,183,077	2,872,877	44,247,169	4,843,539	1,452,586,405

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