Form 20-F/A
period 2011-12-31
ENERSIS S.A.
filed 2013-02-25
CIK 912505

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Nicolás Billikopf, phone: (56-2) 2353-4639, fax: (56-2) 2378-4789, nbe@enersis.cl, Santa Rosa 76, Piso 15, Santiago, Chile
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

Indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

☐ Yes   ☒ No

EXPLANATORY NOTE

Enersis S.A. (“Enersis” or the “Company”) is filing this Amendment No.2 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 5, 2012 and amended by Amendment No. 1 thereto, as filed with the SEC on October 17, 2012 (as so amended, the “Original Form 20-F”) to amend the Original Form 20-F to: 1) retrospectively apply a change in accounting policy to the 2009, 2010 and 2011 financial statements of the Company with regards to the cash flow presentation from the indirect method to the direct method; 2) revise “Item 5.B. Operating and Financial Review and Prospects – Liquidity and Capital Resources” in the Original Form 20-F to restate certain cash flow information to reflect the restated cash flow presentation using the direct method; 3) correct certain percentages previously included in our principal independent registered public accounting firm’s attestation report regarding our internal control over financial reporting (“ICFR”) as of December 31, 2011. In its report dated October 17, 2012, our independent registered public accounting firm (Ernst & Young Ltda.), indicated that it did not audit the financial statements of Empresa Nacional de Electricidad S.A. (a subsidiary), certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (collectively, “Endesa-Chile”), which financial statements were audited by other independent auditors and comprised 16% of consolidated revenues for the year ended December 31, 2011 and 29% of consolidated assets as of December 31, 2011. Those percentages were incorrect and should have been 29% and 43%, respectively, as reflected in the revised attestation report included herein; and 4) eliminate the audit reports on financial statements prepared on a local statutory accounting basis of Emgesa S.A. E.S.P, Endesa Brasil S.A. and Endesa Argentina S.A. of the Company (which subsidiaries were subjected to audit procedures in the context of the financial statements of Enersis by Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada and Deloitte Auditores y Consultores Ltda. as described in their reissued audit opinions included herein).

Specifically, the Original Form 20-F included the reports of Ernst & Young Audit Limitada with respect to the consolidated financial statements of Emgesa S.A. E.S.P. and its subsidiaries as of December 31, 2011 and for the year then ended; Deloitte & Touche Ltda. with respect to the financial statements of Emgesa S.A. E.S.P. and its subsidiaries as of December 31, 2010 and for the three-month period ended December 31, 2010, the nine-month period ended September 30, 2010; Pistrelli, Henry Martin y Asociados S.R.L., a member firm of Ernst & Young Global, with respect to the consolidated financial statements of Endesa Argentina S.A. and subsidiaries as of December 31, 2011 and for the year then ended; Ernst & Young Terco Auditores Independentes S.S. with respect to the consolidated financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2011 and for the year then ended; and Deloitte Touche Tohmatsu Auditores Independentes with respect to the consolidated financial statements of Endesa Brasil S.A. and subsidiaries as of December 31, 2010 and for each of the two years in the period ended December 31, 2010 and 2009. Such Original Form 20-F also included the report of Deloitte & Touche Ltda. with respect to the statement of operations of Emgesa S.A. E.S.P. and its subsidiaries for the year ended December 31, 2009. As noted and explained in the first paragraph, these audit reports are being eliminated.

Ernst & Young Servicios Profesionales de Auditoría y Asesoría Limitada has herein included its reissued report with respect to the consolidated financial statements of Enersis and its subsidiaries (except with respect to Empresa Nacional de Electricidad S.A., certain of its consolidated subsidiaries, certain of its associates accounted for using the equity method and certain of its jointly controlled entities accounted for using proportionate consolidation (collectively, “Endesa-Chile”) as of December 31, 2011 and for the year then ended; Deloitte Auditores y Consultores Ltda. provided as included herein its reissued report with respect to the financial statements of Enersis and its consolidated subsidiaries (which report describes therein the audit procedures to which the consolidated subsidiaries of Enersis S.A., specifically, Emgesa S.A. E.S.P. and subsidiary and Endesa Brasil S.A. and subsidiaries, were subjected as of December 31, 2010, and for each of the two years then ended; and KPMG Auditores Consultores Ltda. provided its report with respect to the consolidated financial statements of Endesa-Chile and its subsidiaries as of December 31, 2011 and 2010 and for each of the years in the three-year period ended December 31, 2011.  These audit reports are not being removed.

Except for the amendments described above and the updated certifications of the Company’s Chief Executive Officer and Chief Financial Officer, this Amendment No. 2 does not modify or update other disclosures in or exhibits to the Original Form 20-F, which as amended by this Amendment No. 2, speaks as of April 5, 2012 and is not intended to reflect events that may have occurred subsequent to the initial filing date of the Original Form 20-F.

PART I

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

As of December 31, 2011, Enersis had total consolidated indebtedness in financial terms of $ 7,330 million, of which 29.4% was denominated in dollars, 22.9% in Colombian pesos, 19.8% in reais, 19.4% in pesos, 5.8% in soles, and 2.7% in Argentine pesos.

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

Operating costs of Edelnor increased by Ch$ 17.2 billion, or 7.1% in 2011, mainly due to an increase in energy purchases of Ch$ 20.4 billion and a higher charge for depreciation, amortization and impairment of Ch$ 1.0 billion.  This was partially offset by a reduction in other variable costs of Ch$ 3.2 billion and a reduction in personnel costs of Ch$ 1.1 billion.  Physical losses declined by 0.1 percentage points to 8.2%.  The currency translation effect resulted in a decrease of 2.7% in the operating costs expressed in peso terms.

Operating costs of Edesur increased by Ch$ 125.3 billion, or 43.0% in 2011.  This is primarily due to an impairment loss of Ch$ 106.5 billion taken at the Enersis level at the end of 2011 in connection with Edesur’s property, plant and equipment.  This impairment loss is a result of the inadequate distribution tariff adjustments allowed for our Argentine subsidiary.  Since the Argentine Public Emergency Law of 2002, our operating costs have been subject to significant inflationary pressures, without any corresponding tariff increases.  Increases in tariffs have not occurred due to delays in the fulfillment of certain requirements of the Agreement Act executed by Edesur and the Republic of Argentina, particularly with regard to the semi-annual recognition of tariff adjustments under the cost monitoring mechanism and the implementation of an integral tariff review contemplated by the Agreement Act, the absence of which are severely affecting Edesur’s viability as a going concern.  Additionally, personnel expenses increased by Ch$ 20.0 billion and other fixed costs increased by Ch$ 1.1 billion.  In contrast, other variable costs declined by Ch$ 0.6 billion and the charge for depreciation fell by Ch$ 1.0 billion.  Energy losses remained at 10.5% for both 2010 and 2011.  The currency translation effect resulted in a reduction of 10.1% in the operating costs expressed in peso terms.

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

The main changes in the corporate income tax expense of our subsidiaries were as follows: increases in Ampla of Ch$ 20.1 billion, CIEN of Ch$ 19.3 billion, Endesa Costanera of Ch$ 17.2 billion, Edesur of Ch$ 12.9 billion, Cachoeira Dourada of Ch$ 12.8 billion, Coelce of Ch$ 12.3 billion, Chilectra of Ch$ 10.2 billion, Endesa Chile of Ch$ 8.3 billion, San Isidro of Ch$ 7.3 billion, Edegel of Ch$ 6.8 billion, Codensa of Ch$ 5.8 billion, Enersis of Ch$ 5.6 billion and Emgesa of Ch$ 4.1 billion. These increases were partially offset by decreases in corporate income tax for Pehuenche of Ch$ 8.3 billion, Celta of Ch$ 4.0 billion and Gas Atacama of Ch$ 0.9 billion.

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

For the twelve-month period ended December 31, 2011, operating activities generated net cash flow of Ch$ 1,698 billion, a decrease of 12.6% when compared to 2010.  This flow is mainly composed of cash receipts from collections from the sale of goods and services of Ch$ 7,726 billion and other operating flows of Ch$ 343 billion, partially offset by payments to suppliers for goods and services of Ch$ 3,942 billion, payments to and on behalf of employees of Ch$ 358 billion.

For the twelve-month period ended December 31, 2010, operating activities generated net cash flow of Ch$ 1,943 billion, a decrease of 4.7% when compared to 2009.  This flow is mainly composed of cash receipts from collections from the sale of goods and services of Ch$ 7,344 billion and other operating flows of Ch$ 310 billion, partially offset by payments to suppliers for goods and services of Ch$ 3,688 billion, payments to and on behalf of employees of Ch$ 292 billion and other operating activity payments of Ch$ 1,731 billion.

For the twelve-month period ended on December 31, 2011, investment activities led to a cash outflow of Ch$ 624 billion, a 19.6% decrease compared to 2010.  These disbursements relate mainly to the purchase of properties, plant and equipment of Ch$ 496 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$ 188 billion, and other investment disbursements of Ch$ 2 billion, partially offset by interest received of Ch$ 20 billion, cash flows from losing control of subsidiaries or other business of Ch$ 13 billion and other investment amounts of Ch$ 29 billion.

For the twelve-month period ended on December 31, 2010, investment activities led to a cash outflow of Ch$ 776 billion, a 10.5% decrease compared to 2009.  These disbursements relate mainly to the purchase of properties, plant and equipment of Ch$ 474 billion, the incorporation of intangible assets (IFRIC 12 in Brazil) of Ch$ 227 billion, and other investment disbursements of Ch$ 95 billion, partially offset by proceeds from the sale of property, plant and equipment of Ch$ 9 million, interest received of Ch$ 7 billion and other investment amounts of Ch$ 5 billion.

For the twelve-month period ended on December 31, 2011, financing activities originated a cash outflow of Ch$ 891.4 billion.  The main drivers are described below.

The aggregated cash inflows were mainly explained by:

•                  Edegel obtained loans for Ch $ 15 billion.

•                  Emgesa issued bonds for Ch $ 183 billion.

•                  Endesa Brasil Consolidated obtained loans for Ch$ 300 billion and issued bonds for Ch$ 216 billion (Ch$ 101 billion in Ampla and Ch$ 115 in Coelce), among other financial operations, for a total of Ch$ 387.1 billion cash inflow.

The aggregated cash outflows were mainly explained by:

•                  Ch$ 648.1 billion in dividend payments (Ch$ 243 billion from Enersis on an individual basis and Ch$ 106 billion from Endesa Chile on an individual basis, among others).

•                  Ch$ 248.1 billion in payment of interest expense (Ch$ 109.7 billion in Endesa Chile consolidated and Ch$ 79.2 billion in Endesa Brasil, among others).

•                  Endesa Brasil consolidated payments of Ch$ 315 billion in loans (Ch $ 53 billion in Endesa Brasil, Ch $ 106 billion in CIEN and Ch$ 150 billion in Ampla, among others).

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

•                  El Chocón: refinancing of syndicated loan for $ 40 million for four years.  The Company also obtained a syndicated loan for $ 24 million for 3.5 years, which enabled the company to increase the debt’s average life.

•                  Edesur:  refinancing of bank loans for a total of $ 10 million for 2.5 year maturity, which allowed for an increase in the debt’s average life. Signed credit lines for $ 6 million used to maintain an appropriate level of liquidity and received a total of $ 40 million on bank loans.

•                  Coelce: local bond issuance for $ 221 million for five and seven year maturities, which allow the company to increase the debt’s average life.  Also, the company received official loans for a total of $ 34 million for development related projects.

•                  Ampla: local bond issuance for $ 195 million for five and seven year maturities, which allow the company to increase the debt’s average life.  Also, the company received official loans for a total of $ 103 million for development related projects and signed three committed credit lines for a total of $ 75 million for liquidity purposes.

•                  Emgesa: International bond issuance for a total of $ 379 million for ten years, used to finance part of the El Quimbo project.  The company also signed exchange swap contracts for $ 116 million.

•                  Edelnor: refinancing of short-term debt for $ 54 million, postponing it to 2018, thus allowing the company to increase the debt’s average life.

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

PART III

Item 18.                          Financial Statements

ENERSIS S.A. and Subsidiaries

Item 19.                          Exhibits

Exhibit	Description
1.1	By—laws (Estatutos) of ENERSIS S.A., as amended. (*)
8.1	List of Subsidiaries as of December 31, 2011 (**)
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.3	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.4	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act (**)
12.5	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes—Oxley Act
12.6	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes—Oxley Act
13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act (**)
13.2	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act (**)
13.3	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes—Oxley Act

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

Date: February 25, 2013.

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
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated statement of financial position of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and the schedule of Enersis S.A.’s condensed unconsolidated financial information. These consolidated financial statements and the schedule are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audit.

The consolidated financial statements of the Company include the consolidated financial statements of its subsidiary, Empresa Nacional de Electridad S.A (“Endesa-Chile”).  The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P (“Emgesa”) and Endesa Argentina S.A. (“Endesa-Argentina”) (both subsidiaries of Endesa-Chile), and of Endesa Brasil S.A. (“Endesa-Brasil”) (a consolidated subsidiary of the Company that is also a 40.45% percent owned investee of Endesa-Chile accounted for using the equity method).  Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa, Endesa-Argentina and Endesa-Brasil, which we subjected to our audit procedures in the context of the financial statements of Enersis, taken as a whole, we did not audit the consolidated financial statements of Endesa-Chile. The consolidated financial statements of Endesa-Chile, exclusive of the amounts relating to Emgesa, Endesa-Argentina and Endesa-Brasil, reflect total assets constituting 29% of the Company’s consolidated total assets as of December 31, 2011, and total revenues constituting 16% of the Company’s consolidated total revenues for the year ended December 31, 2011. Endesa-Chile’s consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Endesa-Chile (but exclusive of the amounts for Emgesa, Endesa-Argentina and Endesa-Brasil), is based solely on the report of the other auditors.

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

In our opinion, based on our audit and the report of other auditors (see second paragraph above), the financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries at December 31, 2011, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”). Also, in our opinion, the related schedule of condensed unconsolidated financial information, when considered in relation to the basic consolidated financial statements, taken as whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Enersis S.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2013 expressed an unqualified opinion thereon based on our audit and the report on internal controls of other auditors

As discussed in Note 36 to the financial statements, the accompanying financial statements have been retrospectively adjusted for the accounting change, effective January 1, 2012, related to cash flow presentation from the indirect method to the direct method.

Ernst & Young

Santiago, Chile
February 24, 2013

Ernst & Young Chile
Av. Presidente Riesco 5435, piso 4
Santiago

Tel: 56 2 676 1000
Fax: 56 2 676 1010
www.ey.com/cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the internal control over financial reporting of Enersis S.A. and subsidiaries (“the Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We did not examine the effectiveness of internal control over financial reporting of Empresa Nacional De Electricidad S.A. (a subsidiary) and certain of its subsidiaries, associates and jointly controlled entities (hereinafter collectively referred to as “Endesa-Chile”) which statements reflect total assets constituting 43 % in 2011, and total revenues constituting 29 % in 2011 of the related consolidated totals. The effectiveness of Endesa-Chile’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Endesa-Chile’s internal control over financial reporting, is based solely on the report of the other auditors.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the  consolidated balance sheets of Enersis S.A. and subsidiaries as of December 31, 2011, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2011 of Enersis S.A. and subsidiaries and the schedule of Enersis S.A.’s condensed unconsolidated financial information and our report dated February 24, 2013 expressed an unqualified opinion thereon based on our audit and the report of other auditors.

Ernst & Young

Santiago, Chile

February 24, 2013

Deloitte Auditores y Consultores Ltda. RUT: 80.276.200-3 Rosario Norte 407 Las Condes, Santiago Chile Fono: (56-2) 2729 7000 Fax: (56-2) 2374 9177 e-mail: deloittechile@deloitte.com www.deloitte.cl

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Enersis S.A.

We have audited the accompanying consolidated statement of financial position of Enersis S.A. and subsidiaries (“the Company” or  “Enersis”) as of December 31, 2010, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years then ended, and the schedule of Enersis S.A.’s condensed unconsolidated financial information as of December 31, 2010 and for each of the two years ended December 31, 2010. These consolidated financial statements and schedules are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

The consolidated financial statements of the Company include the financial statements of its consolidated subsidiary, Empresa Nacional de Electricidad S.A (“Endesa-Chile”).  The consolidated financial statements of Endesa-Chile include the financial statements of the following entities, each having been prepared in conformity with its respective local statutory accounting basis: Emgesa S.A. E.S.P. (“Emgesa-Colombia”) (a consolidated subsidiary), and Endesa Brasil S.A. (“Endesa-Brasil”) (a consolidated subsidiary of the Company that is also a 40.45 percent owned investee of Endesa-Chile accounted for using the equity method).  Except for the amounts included in Endesa-Chile’s consolidated financial statements relating to Emgesa-Colombia and Endesa-Brasil, which we subjected to our audit procedures in the context of the financial statements of Enersis. taken as a whole, we did not audit the consolidated financial statements of Endesa-Chile. The consolidated financial statements of Endesa-Chile, exclusive of the amounts relating to Emgesa-Colombia and Endesa-Brasil, which were subjected to our audit procedures in the context of the financial statements of Enersis, taken as a whole, reflect total assets constituting 35.01% of the Company’s consolidated total assets as of December 31, 2010, and total revenues constituting 27.31% and 24.03% of the Company’s consolidated total revenues for the years ended December 31, 2010 and 2009, respectively. Endesa-Chile’s consolidated financial statements were audited by other auditors whose report has been furnished to us, and our opinion on the Company’s consolidated financial statements, insofar as it relates to the amounts included for Endesa-Chile (but exclusive of the amounts for Emgesa-Colombia and Endesa-Brasil, which were prepared in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and were subjected to our audit procedures in the context of the financial statements of Enersis, taken as a whole), is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors (see second paragraph of this report) provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors (see second paragraph of this report), the Company´s  consolidated financial statements referred  to above present fairly, in all material respects, the consolidated financial position of Enersis S.A. and subsidiaries as of December 31, 2010, and the consolidated results of their operations and their cash flows for each of the two years then ended, in conformity with IFRS, as issued by the IASB. Also, in our opinion, the related schedules of condensed unconsolidated financial information as of December 31, 2010 and for each of the two years ended December 31, 2010, when considered in relation to the basic consolidated financial statements, taken as whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 36 to the financial statements, the accompanying financial statements and  the schedule of condensed unconsolidated financial information  has been retrospectively adjusted for the accounting change related to cash flow presentation from the indirect method to the direct method.

Santiago, Chile

February 24, 2013

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

The attached notes are an integral part of these consolidated financial statements

ENERSIS S.A. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos)

		As of year ended December 31,
		2011	2010	2009
	Note	ThCh$	ThCh$	ThCh$
Statement of Direct Cash Flow

Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services		7,725,639,255	7,343,782,195	7,276,311,971
Collections from royalties, payments, commissions, and other income from ordinary activities		86,290,041	87,055,879	122,035,141
Other collections from operating activities		256,467,291	223,147,303	204,877,670
Types of payments
Payments to suppliers for goods and services		(3,942,239,405)	(3,687,515,697)	(3,530,712,463)
Payments to and on behalf of employees		(358,459,354)	(292,233,107)	(332,466,749)
Payments on premiums and services, annual payments, and other obligations from policies held		(5,742,211)	(2,533,860)	(3,818,872)
Other payments for operating activities		(1,545,840,676)	(1,142,818,147)	(998,086,761)
Income tax reimbursed (paid)		(361,092,038)	(349,296,688)	(367,786,449)
Other inflows (outflows) of cash		(156,576,437)	(236,172,731)	(332,023,797)

Net cash flows from (used in) operating activities		1,698,446,466	1,943,415,147	2,038,329,691

Cash flows from (used in) investment activities
Cash flows from losing control of subsidiaries or other business		12,662,234	—	—
Cash flows used to acquire non-controlling interests		—	—	(290,471,658)
Others payments to acquire interests in join ventures		—	—	(19,912,162)
Loans to related companies		(25,500)	—	(8,615,091)
Proceeds from the sale of property, plant and equipment		6,048,912	8,889,879	7,559,368
Purchase of property, plant and equipment		(495,958,729)	(473,727,882)	(526,521,933)
Proceeds from the sales of intangible assets		8,965,592	1,424,691	5,292,416
Purchases of intangible assets		(187,864,119)	(227,418,842)	(209,939,738)
Proceeds from other long-term assets		41,114	—	190,166,892
Purchases of other long-term assets		(2,183,333)	(193,947)	(12,461)
Dividends received		4,025,233	3,278,931	2,675,741
Interest received		19,611,804	6,807,678	4,346,438
Other inflows (outflows) of cash		10,707,112	(94,841,624)	(21,834,208)

Net cash flows from (used in) investment activities		(623,969,680)	(775,781,116)	(867,266,576)

Cash flows from (used in) financing activities
Total proceeds from loans		646,273,100	263,124,754	826,440,011
Loans from related companies		9,128,650	821,636	—
Repayments from borrowings		(629,404,409)	(740,286,720)	(1,283,351,536)
Payments of finance lease liabilities		(11,478,851)	(24,129,963)	(3,171,884)
Payments from loans to related companies		—	—	(16,986,597)
Dividends paid		(648,107,205)	(556,087,040)	(578,607,484)
Interest paid		(248,096,873)	(244,595,847)	(252,736,851)
Other inflows (outflows) of cash		(9,743,963)	18,132,411	8,350

Net cash flows from (used in) financing activities		(891,429,551)	(1,283,020,769)	(1,308,405,991)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes		183,047,235	(115,386,738)	(137,342,876)

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		75,518,996	(58,159,046)	(45,818,266)
Net increase (decrease) in cash and cash equivalents		258,566,231	(173,545,784)	(183,161,142)
Cash and cash equivalents at beginning of year	5	961,355,037	1,134,900,821	1,318,061,963
Cash and cash equivalents at end of year	5	1,219,921,268	961,355,037	1,134,900,821

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

The Company’s 2010 consolidated financial statements were approved by the Board of Directors at a meeting held on January 26, 2011. The consolidated financial statements were then submitted to the consideration of a General Shareholders Meeting held on April 26, 2011, which gave its final approval on the consolidated financial statements. Related conforming changes effecting a retrospective application of accounting policy (see Subsequent Events in Note 36 to these financial statements) were approved by the Board of Directors on February 15, 2013.

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

2.              BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.1                       Accounting principles

The December 31, 2011 consolidated financial statements of Enersis and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (hereinafter “IASB”), and approved by its Board of Directors at its meeting held on February 15, 2013.

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

t)                              Cash flow statement

The cash flow statement reflects the changes in cash that took place during the period in relation to both continuing and discontinued operations, calculated using the direct method (see Note 3.b):

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

(**)                  Includes 387 employees from Synapsis and 1,313 from CAM. See Note 2.4.1 and Note 11.

36.                     SUBSEQUENT EVENTS

During 2012, Enersis voluntarily modified the presentation of its cash flows, changing from the indirect to the direct method. The Company did so in anticipation of the effectiveness of a requirement of the Superintendency of Securities and Insurance of Chile to use the direct method applicable for filings of financial statements beginning March 31, 2013.

As a result of this early adoption and in order to conform the presentation of the cash flow statements, the direct method of the cash flow presentation has been retrospectively applied to the consolidated cash flow statements for the 2011, 2010 and 2009 fiscal years included in these financial statements.

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

Following are the Enersis separate statements of financial position as of December 31, 2011 and 2010 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards and have been conformed in accordance to the presentation explained in Note 36 to the consolidated financial statements.

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

ENERSIS S.A.

Separate Statement of Cash Flows

For the years ended December 31, 2011, 2010 and 2009

(In thousands of Chilean pesos - ThCh$)

	2011	2010	2009
Statement of Direct Cash Flow	ThCh$	ThCh$	ThCh$

Cash flows from (used in) operating activities

Types of collections from operating activities
Collections from the sale of goods and services	24,558,500	11,980,151	5,900,671
Collections from royalties, payments, commissions, and other income from ordinary activities	11,677,458	13,710,820	—
Other collections from operating activities	153,937	—	9,427,353
Types of payments
Payments to suppliers for goods and services	(20,151,765)	(11,957,836)	(6,965,640)
Payments to and on behalf of employees	(15,353,879)	(13,090,048)	(11,514,439)
Other payments for operating activities	(21,265,185)	(5,616,563)	(3,355,537)
Income tax reimbursed (paid)	636,356	419,096	629,778
Other inflows (outflows) of cash	(10,749,578)	(45,322,204)	(54,957,901)
Net cash flows from (used in) operating activities	(30,494,156)	(49,876,584)	(60,835,715)

Cash flows from (used in) investing activities
Proceeds from the sale of Other Financial Assets	31,486,668	—	27,081,403
Other cash flows provided by (used in) investing activities	161,163,996	17,031,549	89,147,305
Proceeds from dividends received classified for investing purposes	374,143,660	211,194,885	289,576,311
Purchase of property, plant and equipment	(700,846)	(236,768)	(499,384)
Investments in subsidiaries	—	—	(81,549,336)
Loans to related companies	(2,067,881)	(821,636)	(4,074,609)
Interest received	9,826,441	7,533,195	16,832,831
Other investment disbursements	—	(6,356,992)	(28,801,680)
Net cash flows from (used in) investing activities	573,852,038	228,344,233	307,712,841

Cash flows from (used in) financing activities
Proceeds from loans obtained	—	—	36,500,000
Proceeds from loans from related companies	—	5,536,031	9,363,881
Repayments of borrowings	(1,943,349)	(1,585,498)	(148,935,949)
Payments of finance lease liabilities	—	—	(7,895,140)
Payments from loans to related companies	(7,072,402)	—	—
Dividends paid to Non-controlling interests	(95,766,907)	(59,198,027)	(89,894,294)
Dividend paid to shareholders of the parent	(146,902,672)	(61,446,535)	(102,539,559)
Interest paid	(25,659,530)	(26,402,662)	(32,675,965)
Net cash flows from (used in) financing activities	(277,344,860)	(143,096,691)	(336,077,026)

Net Increase (Decrease) in Cash and Cash Equivalents	266,013,022	35,370,958	(89,199,900)

Cash and cash equivalents at beginning of year	62,696,278	27,325,320	116,525,220
Cash and cash equivalents at end of year	328,709,300	62,696,278	27,325,320

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